Form 20-F
period 2002-06-30
DIAGEO PLC
filed 2002-11-12
CIK 835403

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	30 June 2002

Commission file number:	1-10691

DIAGEO plc

(Exact name of Registrant as specified in its charter)

England

(Jurisdiction of incorporation or organisation)

8 Henrietta Place, London, W1G 0NB, England

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares	New York Stock Exchange

Ordinary shares of 28 101/108 pence each	New York Stock Exchange*

9.42% Cumulative guaranteed preferred securities, series A**	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares, pursuant to the requirements of the Securities and Exchange Commission.

**	Issued by Grand Metropolitan Delaware, LP, of which the Registrant is the sole general partner, and guaranteed as to certain payments by the Registrant.

Securities registered or to be registered pursuant to Section 12(g) of the Act:	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 3,214,904,744 ordinary shares of 28 101/108 pence each

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.	Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐       Item 18 ☒

		Page

Item 11.	Quantitative and Qualitative Disclosures about Market Risk	95
Item 12.	Description of Securities Other than Equity Securities	n/a
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	n/a
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a
Item 15.	[Reserved]	n/a
Item 16.	[Reserved]	n/a
PART III
Item 17.	Financial Statements	n/a
Item 18.	Financial Statements	99
Item 19.	Exhibits	100

INTRODUCTION

Diageo plc is a public limited company incorporated under the laws of England and Wales. As used herein, except as the context otherwise requires, the term ‘company’ refers to Diageo plc and the terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries. Diageo was formed by a merger (the ‘Merger’) of Guinness PLC and Grand Metropolitan Public Limited Company, which became effective on 17 December 1997. As used herein, except as the context otherwise requires, the term the ‘Guinness Group’ refers to the former Guinness PLC and its consolidated subsidiaries, the term ‘GrandMet PLC’ refers to Grand Metropolitan Public Limited Company, and the term ‘GrandMet’ refers to GrandMet PLC and its consolidated subsidiaries. References used herein to ‘shares’ and ‘ordinary shares’ are, except where otherwise specified, to Diageo plc’s ordinary shares.

Presentation of financial information

Diageo plc’s fiscal year ends on 30 June. GrandMet PLC’s fiscal year ended on 30 September of any particular year up until 1997. The company publishes its consolidated financial statements in pounds sterling. In this Annual Report, references to ‘pounds sterling’, ‘sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency and references to ‘US dollars’, ‘US$’ or ‘$’ or ‘¢’ are to US currency. For the convenience of the reader, this Annual Report contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 28 June 2002 of £1.00 = $1.52. No representation is made that the pounds sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates. See ‘Item 3. Key Information — Selected Consolidated Financial Data — Exchange rates’ for information regarding the noon buying rates from 1 October 1997 to the present.

Diageo’s consolidated financial statements included in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP), which is the group’s primary reporting framework. Unless otherwise indicated all other financial information contained in this document has been prepared in accordance with UK GAAP. Under UK GAAP, the Merger has been accounted for using merger accounting principles and the results of operations and financial position of Diageo reflect the historical UK GAAP results and financial position of the Guinness Group and GrandMet on a combined basis as though the group had always been one. Under accounting principles generally accepted in the United States (US GAAP), the Merger has been accounted for as an acquisition of the Guinness Group by GrandMet in a purchase transaction on 17 December 1997. The principal differences between UK and US GAAP are summarised in this Annual Report under ‘Item 5. Operating and Financial Review and Prospects — Reconciliation to US generally accepted accounting principles’, and in note 33 to the consolidated financial statements of Diageo.

In this Annual Report on Form 20-F, reference is made to information regarding the premium distilled spirits market segments from Impact International, an international drinks magazine that is independent from industry participants. Impact International collects information on the premium distilled spirits market from a variety of sources, including brand owners, import and export enterprises, trade associations and government agencies such as the US Commerce Department. Impact International is aware of, and has consented to, being named in this registration statement. Diageo believes that all of the information in this registration statement that is based on statements from Impact International is reliable.

This Report includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns or which others own and licence to Diageo for their use.

The principal executive office of the company is located at 8 Henrietta Place, London, W1G 0NB, England and its telephone number is + 44 (0) 20 7927 5200.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

Selected Consolidated Financial Data Under UK GAAP

The following table presents selected consolidated financial data for Diageo in accordance with UK GAAP for the five years ended 30 June 2002 and as at the appropriate year ends. The selected consolidated financial data for the four years ended 30 June 2002 and as at the appropriate year ends has been derived from Diageo’s consolidated financial statements, which have been audited by Diageo’s independent auditor. The selected consolidated financial data in accordance with UK GAAP for the year ended 30 June 1998 is derived from unaudited information. The unaudited consolidated financial information, in the opinion of Diageo management, includes all adjustments necessary to present fairly the information contained therein.

	Year ended 30 June

	2002(1)	2002	2001	2000	1999	1998

			(restated)	(restated)	(restated)	(unaudited)
	$	£	£	£	£	£
Profit and loss account data under UK
GAAP (6)

	(in millions, except dividend and per ordinary share data)
Turnover
Premium drinks	13,230	8,704	7,580	7,117	7,163	7,503
Quick service restaurants	1,707	1,123	1,042	941	875	869

Continuing operations	14,937	9,827	8,622	8,058	8,038	8,372
Discontinued operations (2)	2,212	1,455	4,199	3,812	3,757	3,657

Total turnover	17,149	11,282	12,821	11,870	11,795	12,029

Operating profit before goodwill amortisation and exceptional items
Premium drinks	2,687	1,768	1,432	1,286	1,240	1,317
Quick service restaurants	244	160	177	202	185	179

Continuing operations	2,931	1,928	1,609	1,488	1,425	1,496
Discontinued operations (2)	288	190	518	492	478	446

Total operating profit before goodwill amortisation and exceptional items	3,219	2,118	2,127	1,980	1,903	1,942
Goodwill amortisation and exceptional items charged to operating profit (3)	(707)	(465)	(254)	(198)	(386)	(572)

Operating profit	2,512	1,653	1,873	1,782	1,517	1,370
Other exceptional items (3)	1,152	758	(4)	(166)	86	405
Profit for the period (4)	2,458	1,617	1,207	990	937	879
Dividend per share (5)	$0.36	23.8p	22.3p	21.0p	19.5p	23.3p
Earnings per share (4)
— basic	$0.74	48.8p	35.7p	29.2p	26.5p	23.0p
— diluted	$0.74	48.7p	35.7p	29.1p	26.4p	22.8p
Earnings before goodwill amortisation and exceptional items per ordinary share (4)
— basic	$0.66	43.6p	42.4p	37.8p	33.6p	33.0p
— diluted	$0.66	43.5p	42.4p	37.7p	33.4p	32.7p

	As at 30 June

	2002(1)	2002	2001	2000	1999	1998

			(restated)	(restated)	(restated)	(restated)
	$	£	£	£	£	£
Balance sheet data under UK GAAP

	(in millions)
Net current (liabilities)/assets (4) (7)	(49)	(32)	226	(115)	(941)	(26)
Total assets (4)	28,109	18,493	17,644	16,089	16,216	17,199
Net borrowings (8)	8,354	5,496	5,479	5,545	6,056	4,508
Shareholders’ equity (4)	9,122	6,001	5,123	4,664	3,964	4,574
Called up share capital (9)	1,414	930	987	990	992	1,139
	No.	No.	No.	No.	No.	No.

Number of ordinary shares (9)	3,215	3,215	3,411	3,422	3,428	3,594

This information should be read in conjunction with the notes on pages 8 and 9.

Selected Consolidated Financial Data Under US GAAP

The following table presents selected consolidated financial data for Diageo in accordance with US GAAP for each of the four years ended 30 June 2002, the nine months ended 30 June 1998 and as at the appropriate period ends. The selected consolidated financial data for the years ended 30 June 2002 and 30 June 2001 has been based on information contained in Diageo’s UK GAAP consolidated financial statements. The selected consolidated financial data for the years ended 30 June 2000 and 30 June 1999 and for the 9 months ended 30 June 1998 has been extracted from Diageo’s US GAAP audited consolidated financial statements.

						9 months
	Year ended 30 June					ended
						30 June
	2002(1)	2002	2001	2000	1999	1998

		£	£		£	£
	$			£
Income statement data under
US GAAP (2) (6) (13)	(in millions, except per ordinary share and ADS data)
Sales (11)	16,355	10,760	11,868	11,015	11,579	7,399
Operating income (10) (11)	2,750	1,809	1,335	1,221	898	355
Gains/(losses) on disposals of businesses	2,801	1,843	(8)	75	(35)	559
Net income (11)	3,882	2,554	758	798	392	430
Basic earnings per ordinary share (11)	$1.17	77.0p	22.4p	23.5p	11.1p	14.0p
Diluted earnings per ordinary share (11)	$1.17	77.0p	22.4p	23.5p	11.0p	13.9p
Basic earnings per ADS (11)	$4.68	308.0p	89.6p	94.0p	44.4p	56.0p

	As at 30 June

	2002(1)	2002	2001	2000	1999	1998

						£
	$	£	£	£	£
Balance sheet data under US GAAP

	(in millions)
Total assets	39,753	26,153	25,955	24,868	25,586	27,726
Long term obligations (12)	5,916	3,892	4,029	3,753	3,431	2,931
Shareholders’ equity	17,200	11,316	11,880	11,802	11,690	13,084

This information should be read in conjunction with the notes on pages 8 and 9.

Notes to the selected consolidated financial data

(1)  For the convenience of the reader, pounds sterling amounts for UK GAAP information for the year ended 30 June 2002 and as at 30 June 2002 have been translated into US dollars at the noon buying rate on 28 June 2002 of £1 = $1.52.

(2)  Under UK GAAP, discontinued operations comprise the packaged food businesses (Pillsbury). The packaged food businesses have been included in continuing operations under US GAAP. Under US GAAP there are no discontinued operations.

(3)  An analysis of goodwill amortisation and exceptional items before taxation under UK GAAP is as follows:

	Year ended 30 June

	2002	2001	2000	1999	1998

	£	£	£	£	£

	(in millions)
Charged to operating profit
Goodwill amortisation	(12)	(26)	(17)	(4)	—
Premium drinks integration costs	(48)	(74)	—	—	—
GrandMet/ Guinness merger integration costs	—	—	(83)	(262)	(302)
Seagram integration costs	(164)	—	—	—	—
Other restructuring and reorganisation costs	—	(89)	(43)	(77)	—
José Cuervo settlement	(220)	—	—	—	—
Quick service restaurants	(21)	(65)	(55)	—	—
Share option funding costs	—	—	—	(43)	—
Agreement with LVMH and employee incentive schemes	—	—	—	—	(270)

	(465)	(254)	(198)	(386)	(572)

Other exceptional items
Charged to associates	(41)	—	(3)	(8)	(15)
Charged to interest	—	—	—	—	(58)
(Losses)/gains on disposal of tangible fixed assets	(22)	19	5	(10)	5
Gains/(losses) on disposal and termination of businesses	821	(23)	(168)	104	558
Merger transaction costs	—	—	—	—	(85)

	758	(4)	(166)	86	405

(4)  The UK GAAP selected consolidated financial information for the three years ended 30 June 2001 and as at the appropriate year ends has been restated following the adoption of Financial Reporting Standard 19 — Deferred tax. Compliance with the standard resulted in the taxation charge for the year ended 30 June 2001 increasing by £19 million (2000 — decrease of £14 million; 1999 — increase of £5 million), with a corresponding adjustment to net assets. The year ended 30 June 1998 has not been restated as the information necessary to restate is not readily available.

(5)  Diageo plc was formed from the merger of GrandMet PLC and Guinness PLC on 17 December 1997. The dividend per share figure for the year ended 30 June 1998 is the amount per share paid to shareholders in the nine months to June 1998. All amounts for the year ended 30 June 1998 were paid subsequent to 17 December 1997.

(6)  The results for the year ended 30 June 2002 have been affected by the acquisition of the Seagram spirits and wine businesses. See ‘Item 5. Operating and Financial Review and Prospects — Operating Results — Year ended 30 June 2002 compared with year ended 30 June 2001’.

(7)  Net current (liabilities)/ assets is defined as current assets less current liabilities.

(8)  Net borrowings is defined as total borrowings (i.e. short term borrowings and long term borrowings plus finance lease obligations) less cash at bank and in hand, interest rate and foreign currency swaps and current asset investments.

(9)  The called up share capital represents the number of ordinary shares in issue. On the merger of GrandMet and Guinness on 17 December 1997 an additional 560 million ‘B’ shares were issued which the group repurchased and cancelled during calendar year ended 31 December 1998. During the year ended 30 June 2002 the group repurchased for cancellation 198 million of its ordinary shares at a cost of £1,658 million (2001 — 18 million ordinary shares, cost of £108 million; 2000 — 10 million ordinary shares, cost of £54 million; 1999 — 175 million shares, cost of £1,211 million (including £15 million for ‘B’ shares); 9 months to 30 June 1998 — 540 million ‘B’ shares, cost of £2,775 million).

(10) An analysis of unusual (charges)/income included in, and affecting the comparability of operating income, under US GAAP is as follows:

					Nine months
	Year ended 30 June				ended
					30 June
	2002	2001	2000	1999	1998

	£	£	£	£	£

	(in millions)
Merger integration costs	(48)	(74)	(81)	(232)	(180)
Seagram integration costs	(82)	—	—	—	—
Restructuring costs	—	(95)	(34)	—	(6)
José Cuervo settlement	(194)	—	—	—	—
Contingent value right on General Mills shares	166	—	—	—	—
Impairment charge	—	—	—	(74)	—
Plant closure costs	—	—	—	(40)	—
Accelerated vesting of share option plans	—	—	—	—	(90)

	(158)	(169)	(115)	(346)	(276)

(11) The US GAAP sales information for the three years ended 30 June 2002 has been restated following the adoption of EITF 01-09 which resulted in certain marketing expenditure being reclassified as a deduction against sales. Compliance with this pronouncement resulted in each of sales and marketing expense for the year ended 30 June 2002 decreasing by £89 million for the premium drinks business and £217 million for The Pillsbury Company (2001—£82 million and £619 million, respectively; 2000—£76 million and £523 million, respectively). The year ended 30 June 1999 and the nine months ended 30 June 1998 have not been restated as the information necessary to restate is not readily available. In addition, Diageo adopted the provisions of SFAS No. 142 for its US GAAP financial information on 1 July 2001. Compliance with this standard resulted in a reduction of the intangible amortisation charge in the year ended June 2002 of £400 million. No restatement of prior periods was required. The year ended 30 June 2002 includes an impairment in the carrying value of goodwill of £135 million, attributable to the group’s quick service restaurant business.

(12) Long term obligations is defined as long term borrowings and capital lease obligations which fall due after more than one year.

(13) The results of the Guinness Group have been included in the US GAAP consolidated financial statements from 31 December 1997, the deemed acquisition date.

Exchange rates

A substantial portion of the group’s assets, liabilities, revenues and expenses is denominated in currencies other than pounds sterling, principally US dollars. For a discussion of the impact of exchange rate fluctuations on the company’s financial condition and results of operations, see ‘Item 11. Quantitative and Qualitative Disclosures about Market Risk — Currency risk’.

Fluctuations in the exchange rate between the pound sterling and the US dollar will also affect the US dollar equivalent of the pound sterling price of the ordinary shares on the London Stock Exchange and, as a result, will affect the market price of the ADSs on the NYSE. In addition, such fluctuations will affect the US dollar amounts received by holders of ADSs on conversion of cash dividends paid in pounds sterling on the underlying ordinary shares.

The following table shows, for the periods indicated, information regarding the US dollar/pound sterling exchange rate, based on the noon buying rate, expressed in US dollars per £1.

	Period	Average
	end	rate(1)

Year ended 30 September
1997	1.61	1.64
9 months ended 30 June 1998	1.67	1.66
Year ended 30 June
1999	1.58	1.64
2000	1.51	1.59
2001	1.41	1.45
2002	1.52	1.45

Note

(1)  The average of the noon buying rates on the last business day of each month during the year. These rates have been provided for your convenience. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the financial statements. See note 2 (d) to the consolidated financial statements for the actual rates used.

The following table shows high and low US dollar/ pound sterling noon buying rates exchange rates by month, for the period to 7 November 2002, expressed in US dollars per £1.

	Period	Period
	high	low

Month ended
May 2002	1.47	1.45
June 2002	1.53	1.46
July 2002	1.58	1.52
August 2002	1.57	1.52
September 2002	1.57	1.53
October 2002	1.57	1.54
November (through 7 November 2002)	1.58	1.56

The noon buying rate was $1.58 per £1 on 7 November 2002.

RISK FACTORS

Diageo faces competition that may reduce its market share and margins.

Diageo faces competition from several international companies as well as local and regional companies in the countries in which it operates. Diageo competes with drinks companies across a wide range of consumer drinking occasions. Within a number of categories, consolidation or realignment is taking place. Consolidation is also taking place amongst Diageo’s customers in many countries. Increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in Diageo’s market share in any of these categories, which would adversely affect Diageo’s results and hinder its growth potential.

Diageo may not be able to derive the expected benefits from its restructuring programme.

On 17 July 2000, Diageo announced the integration of its spirits, wine and beer businesses to create a premium drinks business as part of an integrated strategy to be a focused premium drinks company. In line with this strategy, Diageo acquired on 21 December 2001 certain of the Seagram spirits and wine businesses. However, there can be no assurance that Diageo will be able to derive all anticipated operating synergy and cost savings from the integration of a portion of Seagram’s spirits and wine businesses into Diageo’s.

Following the acquisition of the Seagram spirits and wine businesses, Diageo is consolidating the Diageo and Seagram brands acquired by Diageo into a single distributor in each US state. This consolidation has given rise and is likely to continue to give rise to legal actions by some distributors and regulatory bodies at the state level, and could lead to disruption to distribution. See ‘Item 4. Information on the Company — Business Overview — Premium drinks — Marketing and distribution — North America’.

There can also be no assurance that Diageo’s strategic focus on premium drinks will result in better opportunities for growth and improved margins.

Regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities.

Diageo’s operations are subject to extensive regulatory requirements regarding production, product liability, distribution, marketing, labelling, advertising and labour and environmental issues. Changes in laws, regulations or governmental policy, could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in countries where Diageo operates may impose new labelling or production requirements, limitations on the advertising activities used to market beverage alcohol, restrictions on retail outlets or other restrictions on marketing and distribution. Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on its sales or damage its reputation.

In addition, alcoholic beverages are the subject of national import and excise duties in many countries around the world. An increase in import or excise duties could have a significant adverse effect on Diageo’s sales revenue or margin, both through reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

Companies in the beverage alcohol industry may also be exposed to class action or other litigation relating to alcohol abuse problems or health consequences from the misuse of alcohol. If the industry were to be involved in such litigation, Diageo’s business could be materially adversely affected.

US regulatory authorities are considering possible changes to the regulation of flavored malt beverages. Discussions are taking place in respect of possible rule changes related to the alcohol content in flavored malt beverages. Revised rules could result in changes in the methods by which Diageo currently produces flavored malt beverages and therefore increase the costs of production and/or distribution of these products. In addition, possible regulatory changes could impose adverse federal tax consequences on the import and sale of flavored malt beverages. Flavored malt beverages form a component of Diageo’s growth strategy within the United States and it is possible that the implementation of any regulatory changes by the US authorities could have an adverse effect on Diageo’s future profitability.

Diageo’s reported after tax income is calculated based on extensive tax and accounting requirements in each of its relevant jurisdictions of operation. Changes in tax law (including tax rates), accounting policies and accounting standards could materially reduce Diageo’s reported after tax income.

Demand for Diageo’s products may be adversely affected by changes in consumer preferences and tastes.

Diageo’s portfolio includes certain of the world’s leading beverage alcohol brands as well as brands of local prominence. Maintaining Diageo’s competitive position depends on its continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors, including changes in demographic and social trends, changes in travel, vacation or leisure activity patterns and a downturn in economic conditions, which may reduce consumers’ willingness to purchase premium branded products. In addition, concerns about health effects due to negative publicity regarding alcohol consumption, regulatory action or any litigation or customer complaints against companies in the industry may have an adverse effect on Diageo’s profitability. In addition, the launch of new products is inherently uncertain especially as to their appeal to consumers; the failure to launch a new product successfully can give rise to inventory write offs and other costs and can affect consumer perception of an existing brand. Any significant changes in consumer preferences and failure to anticipate and react to such changes could result in reduced demand for Diageo’s products and erosion of its competitive and financial position.

If the social acceptability of Diageo’s products declines, or if litigation is directed at the beverage alcohol industry, Diageo’s sales volume could decrease and the business could be materially adversely affected.

In recent years, there has been increased social and political attention directed to the beverage alcohol industry. Diageo believes that this attention is the result of public concern over problems related to alcohol abuse, including drink driving, underage drinking and health consequences from the misuse of alcohol. If the social acceptability of beverage alcohol were to decline significantly, sales of Diageo’s products could materially decrease. Similarly, recent litigation against the tobacco industry has directed increased attention to other industries, including the beverage alcohol industry. If the drinks industry were to become involved in litigation of the type brought against other industries, such as tobacco, Diageo’s business could be materially adversely affected. See ‘Item 8. Financial Information — Legal proceedings’ for further detail.

Diageo’s operating results may be adversely affected by increased costs, shortages of raw materials, or labour or disruption to production facilities.

The raw materials which Diageo uses for the production of its food and beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty or governmental controls. If commodity price changes result in unexpected increases in raw materials cost or the cost of packaging materials, Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume, revenue and operating income. Diageo may be adversely affected by shortages of such raw materials or packaging materials. For example, in recent years, volume for Cuervo tequila was adversely affected by the shortage of agave, a key ingredient in the production of tequila.

Similarly, Diageo’s operating results could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover or increased employee benefit costs.

Diageo would be affected if there were a catastrophic failure of its major production facilities. See ‘Item 4. Information on the Company — Business Overview — Premium drinks — Production’ for a listing of Diageo’s principal production sites. In addition, the maintenance and development of information systems may result in systems failures which may adversely affect business operations.

Diageo has a substantial inventory of aged product categories, principally Scotch whisky and Canadian whiskey, which mature over periods of up to 30 years. As at 30 June 2002, the historical cost of Diageo’s maturing inventory amounted to £1,474 million. The maturing inventory is stored primarily in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for these products as it arises. In addition, there can be no assurance that insurance proceeds would cover the full replacement value of Diageo’s maturing inventory or other assets were the entirety of such assets to be lost due to contamination, fire or natural disasters or destruction resulting from negligence or the acts of third parties.

Diageo’s business may be adversely impacted by unfavourable economic conditions or other developments and risks in the countries in which it operates.

Diageo’s business is dependent on general economic conditions in the United States, Great Britain and other important markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, could have a material adverse effect on Diageo’s business and results of operations. In addition, Diageo may be adversely affected by political and economic developments in any of the countries where Diageo has distribution networks, production facilities or marketing companies. Diageo’s operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import or investment restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Diageo may also be adversely affected by movements in the valuation of, and returns from, the investments held by its pension funds.

Diageo may be adversely affected by fluctuations in exchange rates. The results of operations of Diageo are accounted for in pounds sterling. Approximately 37% of sales in the year ended 30 June 2002 were in US dollars, approximately 21% were in sterling and approximately 20% were in euros. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo’s reported results of operations from year to year.

Diageo may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. To partly delay any adverse impact from interest rate movements, Diageo maintains approximately 50% of its debt at fixed interest rates. See ‘Item 11. Quantitative and Qualitative Disclosures about Market Risk — Interest rate risk’.

Diageo’s premium drinks operations may be adversely affected by failure to renegotiate distribution and manufacturing rights on favourable terms.

Diageo’s premium drinks business has a number of distribution agreements for brands owned by it or by other companies. These agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurance that Diageo will be able to renegotiate distribution rights on favourable terms when they expire or that agreements will not be terminated. Failure to renew distribution agreements on favourable terms could have an adverse impact on its revenues and operating income. See ‘Item 4. Information on the Company — Business Overview — Premium drinks — Acquisitions’ and disposals of businesses and acquisitions and terminations of distribution rights’ for information about the renegotiation of distribution rights of the Cuervo tequila brands in the United States, termination of Brown-Forman rights in the United Kingdom and termination of Bass Ale distribution rights in the United States. In addition, Diageo’s sales may be adversely affected by any disputes with distributors or Burger King franchisees.

Diageo may not be able to protect its intellectual property rights.

Given the importance of brand recognition to its business, Diageo has invested considerable effort in protecting its intellectual property rights, including trademark registration and domain names. Diageo’s patents cover some of its process technology, including some aspects of its bottle marking technology. Diageo also uses security measures and agreements to protect its confidential information. However, Diageo cannot be certain that the steps it has taken will be sufficient or that third parties will not infringe on or misappropriate its intellectual property rights. Moreover, some of the countries in which Diageo operates offer less intellectual property protection than Europe or North America. If Diageo is unable to protect its intellectual property rights against infringement or misappropriation, this could materially harm its future financial results and ability to develop its business.

Diageo remains exposed to factors affecting the US food industry.

While Diageo’s strategy is to focus on premium drinks, it remains exposed to factors affecting the US food industry through Burger King and its equity interest in General Mills. Following the disposal of Pillsbury to General Mills and the exercise of its option to sell back to General Mills 55 million General Mills’ shares, Diageo holds approximately 22% of General Mills’ outstanding share capital. The market valuation of this interest may be affected adversely by a variety of factors, including the performance of General Mills and the extent to which that performance meets investors’ expectations, economic conditions in the United States, including the US financial markets, and factors affecting the food industry generally, including increased competition and changes in consumer preferences. Any of these factors could also affect Diageo’s ability over time to reduce its equity interest in, or affect the price it receives for, General Mills shares. In addition, Diageo’s ability to complete the disposal of Burger King is subject to a number of conditions. See ‘Item 5. Operating and Financial Review and Prospects — Trend Information’ and ‘Item 10. Additional Information — Material Contracts — Agreement for the sale of Burger King Corporation’.

It may be difficult to effect service of process and enforce legal process against the directors of Diageo outside of the United States.

Diageo is a public limited company incorporated under the laws of England and Wales. Substantially all of Diageo’s directors and officers, and some of the experts named in this document, reside outside of the United States, principally in the United Kingdom. A substantial portion of Diageo’s assets, and the assets of such persons are located outside of the United States. Therefore, it may not be possible to effect service of process within the United States upon Diageo or these persons in order to enforce judgements of US courts against Diageo or these persons based on the civil liability provisions of the US Federal Securities laws. There is doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of civil liabilities solely based on the US Federal Securities laws.

Forward-looking statements

This report contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the US Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo and parties or consortia seeking to buy its assets, actions of parties or consortia planning to buy Diageo’s assets, anticipated cost savings or synergy and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	Increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	The effects of future business combinations, acquisitions or disposals and the ability to realise expected synergy and/or costs savings;

•	Diageo’s ability to complete future acquisitions and disposals;

•	Legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the premium drinks business, and environmental laws;

•	Changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	Changes in the cost of raw materials and labour costs;

•	Changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	Levels of marketing and promotional expenditure by Diageo and its competitors;

•	Renewal of distribution rights on favourable terms when they expire;

•	Termination of existing distribution rights on agency brands;

•	Technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	Changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations which may affect Diageo’s access to or increase the cost of financing.

Past performance cannot be relied upon as a guide to future performance.

ITEM 4.     INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Diageo is one of the world’s leading beverage alcohol businesses with a portfolio of international brands. Diageo was the eleventh largest publicly quoted company in the United Kingdom in terms of market capitalisation on 8 November 2002, with a market capitalisation of approximately £22.6 billion.

Diageo was formed by the Merger of GrandMet PLC and Guinness PLC that became effective on 17 December 1997. As a result of the Merger, GrandMet PLC became a wholly owned subsidiary of Guinness PLC, and Guinness PLC was renamed Diageo plc.

Diageo is incorporated as a public limited company in England and Wales. Diageo’s principal executive office is located at 8 Henrietta Place, London W1G 0NB and its telephone number is +44 (0) 20 7927 5200.

Diageo is a major participant in the branded beverage alcohol industry and operates on an international scale. It brings together world-class drinks brands and a management team committed to the maximisation of shareholder value. The management team expects to invest in global brands, expand internationally and launch innovative new products and brands.

Diageo’s principal business activities are as follows:

Premium drinks. Diageo’s premium drinks business is the world’s leading branded premium spirits business by volume, sales revenue and operating profit. Diageo also brews and markets beer and produces and sells wine. It produces and distributes a wide range of premium brands, including Smirnoff vodka, Johnnie Walker Scotch whiskies, Guinness stout, Baileys Original Irish Cream liqueur, J&B Scotch whisky, Captain Morgan rum and Tanqueray gin.

Diageo also has exclusive distribution rights for the Cuervo tequila brand in the United States until 2013 and, in addition, Diageo owns 34% of Moët Hennessy SA (Moët Hennessy). Moët Hennessy is based in France and is a leading producer and exporter of champagne and cognac. Diageo and Moët Hennessy have established a number of joint distribution arrangements in the United States, Asia and France.

On 17 July 2000, Diageo announced the integration of its spirits, wine and beer businesses to create premium drinks. It is anticipated that the integration will cost approximately £170 million of which £122 million has been charged as an exceptional operating cost in the two years ended 30 June 2002.

On 21 December 2001, Diageo and Pernod Ricard S.A. (Pernod Ricard) completed the acquisition of the spirits and wine businesses of The Seagram Company Ltd. (Seagram) for $8.15 billion (£5.62 billion) in cash subject to certain debt, working capital and other adjustments. Diageo’s share of the purchase price after adjustment was £3,657 million. Completion of the acquisition followed the approval by the United States Federal Trade Commission (FTC) of a consent order that addressed certain competition related concerns of the FTC. Among other things, the consent order required Diageo to divest the assets relating to the Malibu rum brand within six months after the closing of the Seagram acquisition. This disposal was completed on 22 May 2002 to Allied Domecq for £554 million. As a result of the Seagram acquisition, a number of brands became part of the Diageo group. These brands include Captain Morgan rum, Crown Royal Canadian whiskey, Seagram’s 7 American whiskey, Seagram’s VO Canadian whiskey, Cacique rum, Windsor Premier whisky, Myers’s rum and Sterling Vineyards wine.

Quick service restaurants. The Burger King Corporation (Burger King) is a leading fast food hamburger restaurant chain with approximately 11,500 outlets worldwide, of which over 8,100 are in the United States. Of the total number of outlets, 91% are franchised and 9% are company operated.

On 25 July 2002, Diageo entered into an agreement to dispose of Burger King to a newly formed company owned by Texas Pacific Group, Bain Capital and Goldman Sachs Capital Partners. Under the terms of the agreement, Diageo would receive a consideration of $2.26 billion (£1.49 billion), subject to various adjustments. The transaction is subject to various closing conditions, including performance related conditions, that take account of periods extending from the end of Burger King’s year ended 30 June 2002 until shortly before the closing, the purchasers obtaining adequate financing, and receipt of required regulatory approvals. Notice of early termination of the Hart-Scott-Rodino waiting period was received on 20 August 2002 and European Union regulatory approval was received on 11 October 2002. See ‘Item 5. Operating and Financial Review and Prospects — Trend Information’ and ‘Item 10. Additional Information — Material Contracts — Agreement for the sale of Burger King Corporation’ for further information.

General Mills. Diageo owns an equity investment of 22% in General Mills, Inc (General Mills) comprising 79 million shares of common stock, following the disposal on 31 October 2001 of its worldwide packaged food businesses to General Mills. General Mills is a leading food manufacturer and distributor of food products operating primarily in the United States.

Consistent with Diageo’s objective of maximising its medium term returns from its associate holding in General Mills with an ultimate exit from this investment, Diageo has sold an option giving General Mills the option to purchase from Diageo 29.1 million shares in General Mills for $51.56 per share in return for a premium of $89 million. The terms of this option are substantially similar to those in the convertible bond issued by General Mills on 28 October 2002. General Mills will therefore be able to meet all of any conversion obligations arising from these bonds through shares purchased from Diageo. The premium, net of the 22% associate elimination, has been deferred and will be reported in other creditors. The net premium will be recognised as an exceptional item on lapse or exercise of the option.

Acquisitions and disposals. Diageo has completed a number of other acquisitions and disposals consistent with its strategy of focusing on its premium drinks business. Between the Merger in December 1997 and 30 June 2002 the group has received approximately £7.6 billion from disposals (including £4.2 billion from the sale of Pillsbury) and spent approximately £4.3 billion (including £3.7 billion on the acquisition of certain of Seagram’s spirits and wine businesses) on acquisitions. In May 2002, Diageo sold the Malibu rum brand and associated ready to drink products to Allied Domecq for £554 million. In addition, in the year ended 30 June 2002 Diageo disposed of Glen Ellen wines in the United States, Croft and Delaforce port and sherry brands in Europe and Guinness World Records Limited in the United Kingdom. In the year ended 30 June 2001, Diageo disposed of UDV Indústria e Comércio Ltda in Brazil and in the year ended 30 June 2000, disposals included Grupo Cruzcampo SA in Spain for £0.4 billion and four European spirits brands for £0.2 billion. In the year ended 30 June 2001, Diageo acquired 50% of the outstanding share capital in Bundaberg Distilling Investments Pty Limited in Australia. In order to gain regulatory approval for the Merger, the group disposed of its worldwide interests in the Dewar’s Scotch whisky brand and the Bombay gin brands in 1998 for £1,150 million and its 49.6% equity stake in Cantrell & Cochrane Group Limited, an associate of Guinness Brewing in Ireland.

BUSINESS OVERVIEW

The following table shows turnover and operating profit before goodwill amortisation and exceptional items under UK GAAP, by activity and geographic area and the percentage contributions of each activity and geographic area to Diageo’s turnover and operating profit before goodwill amortisation and exceptional items for the three years ended 30 June 2002.

	Year ended		Year ended		Year ended
	30 June 2002		30 June 2001		30 June 2000

	£ million	%	£ million	%	£ million	%
Segmental analysis
Turnover
Premium drinks	8,704	77	7,580	59	7,117	60
Quick service restaurants	1,123	10	1,042	8	941	8

Continuing operations	9,827	87	8,622	67	8,058	68
Discontinued operations	1,455	13	4,199	33	3,812	32

	11,282	100	12,821	100	11,870	100

Operating profit(1)
Premium drinks	1,768	83	1,432	68	1,286	65
Quick service restaurants	160	8	177	8	202	10

Continuing operations	1,928	91	1,609	76	1,488	75
Discontinued operations	190	9	518	24	492	25

	2,118	100	2,127	100	1,980	100

Geographical analysis(2)
Turnover from continuing operations
North America	3,475	35	2,839	33	2,394	30
Europe	4,107	42	3,800	44	3,937	49
Asia Pacific	948	10	833	10	745	9
Latin America	581	6	598	7	558	7
Rest of World	716	7	552	6	424	5

	9,827	100	8,622	100	8,058	100

Operating profit from continuing operations
North America	687	35	520	32	507	34
Europe	673	35	602	37	571	38
Asia Pacific	227	12	200	13	156	11
Latin America	192	10	171	11	151	10
Rest of World	149	8	116	7	103	7

	1,928	100	1,609	100	1,488	100

Notes

(1)  The total group operating profit for the year ended 30 June 2002 is before goodwill amortisation of £12 million (2001 — £26 million; 2000 — £17 million), exceptional Seagram integration costs of £164 million (2001 and 2000 — £nil), exceptional merger related costs of £48 million (2001 — £74 million; 2000 — £83 million), other integration and restructuring costs of £nil (2001 — £89 million; 2000 — £43 million); the José Cuervo settlement of £220 million (2001 and 2000 — £nil) and net charges in respect of quick service restaurants of £21 million (2001 — £65 million; 2000 — £55 million).

(2)  The geographical analysis is based on the location of the third party customers.

Diageo’s strategy

Diageo exists to maximise value for its shareholders, and to do so in a way which respects the needs and wishes of each of its key stakeholders. Diageo measures shareholder value using Total Shareholder Return (TSR), which is a combination of money returned to shareholders in the form of dividends or share repurchases, and the movement in the market value of Diageo’s shares.

In the summer of 2000, Diageo announced its strategic realignment behind the premium drinks business and the integration of its spirits, wine and beer businesses. This is where the board of directors believe that Diageo has the strongest competitive position and can derive the greatest value for shareholders. Milestones in the execution of this strategy have been the disposal of the packaged food businesses, the planned divestment of Burger King, and the acquisition of the Seagram spirits and wine businesses.

Premium drinks strategy. In the future, most of the growth in premium drinks is likely to be organic. That means profitably increasing the brands’ share of high value drinking occasions and developing the business’ offerings, so that in time every adult ‘adores’ at least one of the brands.

Diageo intends to grow its business and brands organically by focusing on the priority brands in their most important markets. This focus includes:

(i)   Marketing. The premium drinks business spent £1,153 million on marketing in the year ended 30 June 2002. The intention is that the growth in marketing spend should continue to be ahead of the growth in net sales in future years. Nearly 70% of marketing was spent on the global priority brands since these are considered to be the brands that are the most profitable and have the most potential for growth.

(ii)   Innovation. Consumer preferences and tastes are continually changing and the business has to keep up with these changes and provide products which meet all consumers’ needs. Diageo places great emphasis on innovative long term brand development. Some of its leading brands, including Baileys, are the result of this creativity. The group continues to develop and introduce new brands and has also introduced extensions of existing successful brands, such as Guinness Extra Cold, Smirnoff Twist, Tanqueray No. TEN, and ready to drink (RTD) formats. There has been particular recent growth in demand for RTD products and the business has enjoyed great success with new offerings such as Smirnoff Ice and Archers Aqua. RTD net sales were approximately 12% of total premium drinks net sales in the year ended 30 June 2002 compared with 8% in 2001. Innovation in this area involves not just creating new products but also designing new packaging that meets both the stylistic and practical needs of the consumer. An example of this is the new Smirnoff Ice PET product which is sold in a plastic bottle so it can be taken into venues where glass is not allowed. Developments around new formats such as Smirnoff Ice on draught and Guinness Draught in a Bottle are intended to make the brands more accessible to consumers.

(iii)  Route to market. The business recognises the importance of its distribution networks in ensuring that consumers can purchase Diageo brands whenever and wherever they choose and premium drinks is committed to improving the efficiency of these networks. An example of this commitment is the recently developed Next Generation Growth (NGG) strategy in the United States. See North America below for more information on NGG.

In addition to growing the business organically, Diageo may, from time to time, supplement this growth through strategic acquisition or alliances. Consistent with its Managing for Value principles, Diageo would only do so where the acquired brand or business would create value for shareholders. An example of this is the former Seagram brands that were acquired in December 2001. These brands include some of the most profitable brands in the industry, notably Captain Morgan and Crown Royal, and the Seagram acquisition has allowed Diageo to enhance its position in its most important market, North America.

Premium drinks

Diageo is engaged in a broad range of activities within the beverage alcohol business. Its operations include producing, distilling, brewing, bottling, packaging, distributing, developing and marketing a range of brands in approximately 200 countries around the world. Premium drinks markets a portfolio of widely recognised alcoholic beverage brands including a number of the world’s leading spirits and beer brands. The brand ranking information below, when comparing volume information with competitors, has been sourced from data published during 2002 by Impact International, a publication which compiles volume statistics for the international drinks industry. Eighteen of premium drinks owned brands were among the top 100 premium distilled spirits brands worldwide in calendar year 2001. Impact International defines ‘premium’ as brands generally with a retail price of greater than US$10 per 750ml bottle (in the United States greater than US$12 per 750ml bottle).

References to ready to drink or RTD products below include flavored malt beverages. RTDs are sold throughout the world, but flavored malt beverages are currently only sold in the United States.

In the year ended 30 June 2002, premium drinks sold 90 million equivalent cases of spirits (including RTD), 2 million equivalent cases of wine and 22 million equivalent cases of beer. In the year ended 30 June 2002, RTD products contributed 6.5 million equivalent cases of total premium drinks volume of which Smirnoff Ice accounted for 4.7 million equivalent cases. Volume is measured on an equivalent servings basis to nine litre cases of spirits. Equivalent cases are measured as follows — wine in nine litre cases is divided by 5, RTD products in nine litre cases are divided by 10, beer in hectolitres is divided by 0.9. An equivalent case represents approximately 272 servings. A serving comprises 35ml of spirits; 165ml of wine; or 330ml of ready to drink or beer.

Turnover of premium drinks for the year ended 30 June 2002 was £8,704 million and total operating profit before goodwill amortisation and exceptional items was £1,768 million.

The premium drinks portfolio comprises brands owned by the company as a principal, and brands the company holds under agency agreements. The portfolio includes:

Global priority brands
Smirnoff vodka and Smirnoff Ice ready to drink products
Johnnie Walker Scotch whiskies
Guinness stout
Baileys Original Irish Cream liqueur
J&B Scotch whisky
Captain Morgan rum
Cuervo tequila (agency brand in North America, many European and international markets)
Tanqueray gin

Other spirits brands include:
Crown Royal Canadian whiskey
Buchanan’s De Luxe whisky
Gordon’s gin and vodka
Windsor Premier whisky
Bell’s Extra Special whisky
Dimple/ Pinch whisky
Seagram’s 7 American whiskey
Old Parr whisky
Seagram’s VO Canadian whiskey
Bundaberg rum	Wine brands include:
Beaulieu Vineyard wine
Sterling Vineyards wine
Blossom Hill wine
Piat D’Or wine

Other beer brands include:
Harp Irish lager
Smithwick’s ale
Malta non-alcoholic stout
Red Stripe lager

Diageo’s agency agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurances that Diageo will be able to prevent termination of or renegotiate distribution rights on favourable terms when they expire. See ‘Acquisitions and disposals of businesses and acquisitions and terminations of distribution rights’ for information in respect of Cuervo and Bass Ale in the United States and Brown-Forman brands in the United Kingdom. Diageo’s principal agency brands are Cuervo in North America, many European and international markets and Grand Marnier liqueur in the United States.

Diageo also brews and sells other companies’ beer brands under licence, including principally Budweiser and Carlsberg lagers in Ireland, Heineken lager in Jamaica and Tiger beer in Malaysia. In addition, Diageo currently holds distribution rights to Bass Ale in the United States but these rights will be relinquished effective 30 June 2003.

Global priority brands. Diageo has eight global priority brands that it markets worldwide. Diageo considers these brands to have the greatest current and future earnings potential. Each global priority brand is marketed consistently around the world, and therefore can achieve scale benefits such as global media campaigns. The group manages and invests in these brands on a global basis. In the year ended 30 June 2002, global priority brands (including Malibu rum, but excluding Captain Morgan rum) contributed over 56% of premium drinks total volume and achieved turnover of £4,913 million.

All figures for global priority brands include RTD products.

Smirnoff is Diageo’s highest volume brand and achieved sales of 21.8 million equivalent cases in the year ended 30 June 2002. Smirnoff is ranked, by volume, as the number one premium vodka and the number two premium spirit brand in the world.

Johnnie Walker Scotch whiskies comprise Johnnie Walker Red Label, Johnnie Walker Black Label and several other brand variants competing in the SuperDeluxe category. During the year ended 30 June 2002, Johnnie Walker Red Label sold 6.7 million equivalent cases and was ranked, by volume, as the number one Scotch whisky and the number four premium spirit brand in the world. Johnnie Walker Black Label sold 3.6 million equivalent cases and the remaining variants sold 0.3 million equivalent cases in the year ended 30 June 2002.

Guinness is the company’s only global priority beer brand, and for the year ended 30 June 2002 achieved volume of 11.2 million equivalent cases. Guinness was ranked, by volume, as the number one stout and the sixteenth largest beer brand in the world.

Captain Morgan was acquired as part of the Seagram acquisition on 21 December 2001. Captain Morgan is ranked as the number two premium rum brand in the world and contributed 2.3 million equivalent cases in the six months ended 30 June 2002.

Other global priority brands were also ranked, by volume, among the leading premium distilled spirits brands by Impact International. These include J&B Scotch whisky (comprising J&B Rare, J&B Select, J&B Reserve and J&B Jet), ranked the number two Scotch whisky in the world; Cuervo, ranked the number one tequila in the world; Baileys, ranked the number one liqueur in the world; and Tanqueray, ranked the number six premium gin brand in the world. During the year ended 30 June 2002, Baileys, J&B, Cuervo and Tanqueray sold 5.7 million, 6.3 million, 4.2 million and 1.9 million equivalent cases, respectively.

Other brands. Diageo manages its other brands by category, analysing them between local priority brands and other wines, beers and spirits brands.

Local priority brands represent the brands, apart from the global priority brands, that make the greatest contribution to operating profit in an individual country, rather than worldwide. Diageo has identified 30 local priority brands. Diageo manages and invests in these brands on a market by market basis and, unlike the global priority brands, may not have a common marketing strategy around the world for such brands. For the year ended 30 June 2002, local priority brands contributed 12% of premium drinks total volume (in nine litre equivalent cases) and turnover of £1,276 million. Examples of local priority brands include Bell’s Extra Special whisky in Great Britain, Dimple/ Pinch whiskies in Korea, Beaulieu Vineyard wines in the United States, Smithwick’s ale in Ireland, Budweiser and Carlsberg lagers in Ireland, and Gordon’s gin in Great Britain and the United States. For the year ending 30 June 2003, Diageo has replaced seven local priority brands from the original list with seven brands acquired in the Seagram spirits and wine businesses. Some of the Seagram brands have been included as local priority brands for the year ending 30 June 2003, namely Crown Royal Canadian whiskey in the United States and Windsor Premier whisky in Korea, Seagram’s VO Canadian whiskey and Seagram’s 7 American whiskey in the United States.

The remaining spirit brands are grouped under other spirits. Other spirits achieved volume of 27.7 million equivalent cases and contributed £1,584 million to Diageo’s turnover in the year ended 30 June 2002. Examples of other spirit brands are Gordon’s gin (all markets except Great Britain and North America in which it is reported as a local priority brand), Gordon’s vodka, The Classic Malt whiskies and White Horse whisky.

In the year ended 30 June 2002, Diageo sold 6.3 million equivalent cases of other beers, achieving turnover of £623 million. Approximately 32% of other beer volume was attributable to owned brands, such as Harp Irish lager (all markets except Ireland), Kilkenny Irish beer, Malta non alcoholic stout (all markets except Nigeria and Ghana) and Smithwick’s ale (all markets except Ireland). The remainder was attributable to beers brewed and/or sold under licence, including Bass Ale in the United States (distribution rights expire in June 2003), Tiger beer in Malaysia and Heineken lager in Jamaica.

In addition, Diageo produces and markets a wide selection of other wines. These include well known labels such as Blossom Hill in the United States, and Barton & Guestier and Piat D’Or in Europe. For the year ended 30 June 2002, other wine volume was 2.0 million equivalent cases, contributing turnover of £308 million.

Production. Diageo owns production facilities including distilleries, breweries, packaging plants, maturation warehouses, cooperages, vineyards and distribution warehouses. Production also occurs at plants owned and operated by third parties and joint ventures at a number of locations internationally.

Approximately 75% of total production (including third party production) is undertaken in five Diageo production centres, namely the United Kingdom, Baileys, Guinness, European RTD and North America. The majority of these production centres have several production facilities. The locations, principal activities, products, production capacity and production volume in 2002 of these principal production centres owned throughout 2002 are set out in the following table:

				Production
			Production	volume in
			capacity*	2002*
Production centre	Location	Principal products	million	million

United Kingdom	United Kingdom	Scotch whisky, gin, vodka	55	36
Baileys	Ireland	Irish cream liqueur, vodka	8	7
Guinness	Ireland, United Kingdom	Beers, RTDs	13	10
European RTD	Italy	Vodka, RTDs	8	5
North America	United States, Canada	Vodka, gin, tequila, flavored malt beverages, RTDs	39	22

*   In 9 litre equivalent cases.

The acquisition of a portion of the former Seagram businesses on 21 December 2001 provided Diageo with additional production facilities, not included in the table above, which are predominantly in North America. The main facilities acquired are Relay in Maryland, Amherstburg in Ontario and LaSalle in Quebec (planned to close in the year ending 30 June 2004). On a full year basis these facilities in North America will produce around 13 million equivalent cases and have a production capacity of 37 million equivalent cases. The principal products made at these facilities are Canadian whiskey, American whiskey and rum.

Diageo has met demand for flavored malt beverages in the United States by purchasing a brewery in Lehigh Valley in Pennsylvania in December 2001 (capacity of 3 million equivalent cases).

Diageo is currently investing in additional capacity for Baileys and other cream liqueurs by building a new facility in Northern Ireland (capacity of 8 million equivalent cases) costing £40 million in order to support future growth of this product category.

Spirits are produced in distilleries located worldwide. The principal owned distilleries are 29 whisky distilleries in Scotland, a whiskey distillery in Canada and gin distilleries in the United Kingdom and the United States. Diageo produces Smirnoff vodka internationally, Popov vodka and Gordon’s vodka in the United States and Baileys in the Republic of Ireland. Rum is blended and bottled in the United States and Canada and is distilled, blended and bottled in Australia. All of Diageo’s maturing Scotch whisky is located in warehouses in Scotland.

Diageo’s principal wineries are in the United States, France and Argentina. Wines are sold both in their local markets and overseas.

Diageo produces a range of RTD products mainly in the United Kingdom, Italy, South Africa, Australia and Canada and flavored malt beverages in the United States.

Diageo’s principal brewing facilities are at the St James’s Gate brewery in Dublin and in Kilkenny, Waterford and Dundalk in the Republic of Ireland, Park Royal in London, England and in Nigeria, Kenya, Malaysia, Jamaica and Cameroon. Ireland is the main export centre for the Guinness brand. In other countries, Guinness is brewed under licensed arrangements. Guinness Draught in cans and bottles, which uses an in-container system to replicate the taste of Guinness Draught, is packaged at Runcorn in the United Kingdom.

Raw materials. The group has a number of contracts for the forward purchasing of its raw material requirements in order to minimise the effect of raw material price fluctuations. Long term contracts are in place for the purchase of significant raw materials including glass, other packaging, neutral spirits, cream, rum and grapes. In addition, forward contracts are in place for the purchase of other raw materials including sugar and cereals to minimise the effects of short term price fluctuations.

Cream is the principal raw material used in the production of Irish cream liqueur and is sourced from Ireland. Grapes are used in the production of wine and are sourced from suppliers in the United States, France and Argentina. Other raw materials purchased in significant quantities for the production of spirits and beer are neutral spirits, molasses, rum, cereals, sugar and a number of flavours (such as juniper berries, agave, chocolate and herbs). These are sourced from suppliers around the world.

The majority of products are supplied to customers in glass bottles. Glass is purchased from suppliers located around the world, the principal supplier being the Owens Illinois group.

On 22 May 2002, Diageo entered into a supply agreement with Destiléria Serrallés, Inc (Serrallés), a Puerto Rico corporation for the supply of rum that will be used to make the Captain Morgan line of rums and rum drinks in the United States. The supply agreement will last for ten years from the time of its signing, with a three year notice requirement coming into effect once the original ten year term has expired.

Marketing and distribution. Premium drinks is committed to investing in its brands and spent £1,153 million worldwide on marketing in the year ended 30 June 2002. Marketing was focused on the eight global priority brands (including Malibu rum, but excluding Captain Morgan rum), which accounted for approximately 67% of total marketing expenditure on premium drinks products.

Diageo has four major markets — North America, Great Britain, Ireland and Spain. In the year ended 30 June 2002, these markets contributed over 56% of premium drinks operating profit before exceptional items. In addition, there are 15 key markets which are considered to be individually important, and these contributed 30% of premium drinks operating profit before exceptional items. The remaining geographic markets are reported as venture markets and these accounted for 14% of premium drinks operating profit before exceptional items in the year ended 30 June 2002.

North America. North America is the largest market for Diageo, and the largest premium drinks market in the world. Currently, in North America, Diageo markets its products through nine in-market companies (IMCs) comprising five spirits IMCs, Diageo Chateau & Estates Wines (DC&E), the Guinness Bass Import Company (GBIC), a Canadian IMC and a 50% distribution joint venture with Moët Hennessy — Schieffelin & Somerset (S&S).

The five spirits IMCs, split geographically, market the majority of Diageo’s spirits across the United States. Diageo’s portfolio includes brands such as Smirnoff vodka, Baileys Irish Cream liqueur, Cuervo tequila, Captain Morgan rum, Crown Royal Canadian whiskey, Seagram’s 7 American whiskey and Seagram’s VO Canadian whiskey. GBIC distributes Diageo’s North American beer portfolio (Guinness stout, Harp lager, Kaliber non-alcoholic lager, Red Stripe lager and Bass Ale on an agency basis), as well as the group’s flavored malt beverages (Smirnoff Ice). DC&E markets all Diageo’s wine brands (such as Beaulieu Vineyard and Sterling Vineyards) across the United States. The Canada IMC distributes the group’s spirits, wine and beer portfolio across all Canadian territories. In the United States, S&S markets Diageo’s Scotch whisky brands, along with Tanqueray gin and Tanqueray Sterling vodka, and Moët Hennessy’s brands such as Moët & Chandon and Dom Pérignon champagne and Hennessy cognac. S&S has an agreement with Marnier-Lapostolle, Inc, which grants S&S the exclusive rights to market, distribute, and sell Grand Marnier and certain Chilean wines, including Casa Lapostolle, in the United States.

Within the United States, there are two types of regulatory environments, open states and control states. In open states, Diageo and spirits companies in general, are allowed to sell beer, spirits and wines directly to independent distributors. In most of the open states within the United States, Diageo trades through a three tier distribution system, where the product is initially sold to distributors, who then market it to on and off premise retailers. In some states, such as Texas, Diageo sells its products through a four tier system, whereby the group markets to large distributors, who then sell to smaller distributors, who channel the products to on and off premise retailers. In control states, Diageo markets its spirits products to state control liquor boards through the bailment warehousing system, and from there to state liquor stores. There are some states that are exceptions to this system. Generally, wines are treated in the same way as spirits, although some states which are control states for spirits are open states for wines. Beer distribution follows open states regulation across the entire United States. In Canada, spirits distribution laws are similar to those of control states in the United States. In Canada, beer distribution laws are generally similar to those for spirits. Diageo, however, has some licences to direct-deliver beer to licensed accounts, which account for approximately 52% of Diageo’s beer business in Canada.

The completion of the Seagram acquisition provided Diageo with the scale to pursue consolidation of its distributors in a strategy called Next Generation Growth (NGG). Building on the Seagram integration, the strategy focuses on consolidating the Diageo and Seagram brands acquired by Diageo, into a single distributor wherever possible. A dedicated sales team in each distributor will allow the North American business to create efficiencies and improvements around the sales and distribution process in the United States. Phase I, involving 19 states, began in February and negotiations have now been completed in 15 states (Arizona, California, Colorado, Florida, Hawaii, Kentucky, Louisiana, Maryland, Massachusetts, New York, Ohio, Pennsylvania, Texas, Washington DC and West Virginia). During the year, a major programme of IT investment was begun in order to support the integration of the Seagram businesses and the NGG initiative. The implementation of the NGG strategy is expected to be completed in calendar year 2003. As part of the NGG strategy, risk mitigation plans have been developed for each market. These plans identify the financial, sales, marketing and operations activities that must be implemented to move Diageo’s business to a new distributor without significant loss of business. While sales disruptions may occur during the distributor move process, the risk mitigation plans are expected to minimise the sales risk. Although these plans are expected to minimise the risks of our planned consolidation, that consolidation has given rise and is likely to continue to give rise to legal actions by some distributors and regulatory bodies at the state level, none of which is currently expected to be material to the group, and some settlements will be negotiated.

Great Britain. In the Great Britain market, Diageo has the largest brand, by volume, in a number of spirit categories including vodka with Smirnoff, whisky with Bell’s and gin with Gordon’s. Smirnoff and Bell’s are also the top two distilled spirit brands, by volume, in the United Kingdom. Products are distributed both via wholesalers and directly to the major grocers, convenience and specialist stores. In the on trade (for example, licensed bars and restaurants), products are sold through the major brewers, multiple retail groups and smaller regional independent brewers and wholesalers.

Ireland. Ireland comprises the Republic of Ireland and Northern Ireland, which together is an important market for Diageo. In both countries, Diageo is the market leader and Diageo’s management estimates that Diageo has almost 50% share of the total beverage alcohol market. The Guinness, Smirnoff and Baileys brands are market leaders in their respective categories of long alcoholic drinks, vodka and cream liqueurs, respectively. Budweiser and Carlsberg lagers, also major products in the Diageo portfolio, are brewed and sold under licence in addition to the other local priority brands of Smithwick’s ale and Harp lager. In both countries, Diageo distributes directly to both the on trade and the off trade (for example, retail shops and wholesalers). Diageo also brews and packages a range of beers in Ireland for export to the United Kingdom, the United States and other international markets.

Spain. Spain is the second largest Scotch whisky market in the world, and Diageo owns two of the top five Scotch whisky brands by volume in Spain, with J&B at number one and Johnnie Walker Red Label at number five. This is Diageo’s most important J&B market, with Spain contributing 46% of Diageo’s J&B total volume. Diageo also leads the premium whisky category with Cardhu, Johnnie Walker Black Label, J&B Reserve and

Knockando. With the addition of Cacique, a former Seagram brand, to its existing brand Pampero, Diageo Spain is leading the dark rum category, which is the fastest growing category in Spain. Distribution in Spain is primarily through Diageo’s own distribution company.

Key markets. There are 15 key markets. These are markets which make a significant contribution in their own right, but still rely on Diageo’s global functions to support their businesses. Key markets are: Africa (excluding North Africa), Australia/ New Zealand, Brazil/ Paraguay, Colombia, France, Greece/ Turkey, Japan, Korea, Mexico, Portugal, Taiwan, Thailand, Uruguay, Venezuela and Global Duty Free.

In Latin America, distribution is achieved through a mixture of Diageo companies and third party distributors.

Africa (excluding North Africa) is one of the longest established and largest markets for the Guinness brand, with the brewing of Guinness Foreign Extra Stout in a number of African countries either through subsidiaries or under licence. Diageo has a wholly owned subsidiary in South Africa and in Cameroon and also has majority owned subsidiaries in Nigeria, Ghana, Kenya, Uganda, Réunion and the Seychelles.

Global Duty Free is Diageo’s sales and marketing organisation which targets the international duty free consumer in duty free outlets such as airport shops, airlines and ferries around the world. The global nature of this organisation allows a co-ordinated approach to brand building initiatives and builds on shopper insights in this trade channel where consumer behaviour tends to be different from domestic markets.

In European key markets, Diageo distributes its spirits brands primarily through its own distribution companies. However, in France, Diageo sells its spirits and wine products through a joint arrangement with Moët Hennessy, and its beer products through Interbrew.

In Thailand, Diageo distributes its spirits and wine brands through joint arrangements with Moët Hennessy, and in Japan and Taiwan it distributes through a joint arrangement with Moët Hennessy and Jardine Matheson. In Australia, Diageo has its own distribution company and also has licensed brewing arrangements with Carlton-United Breweries, while in New Zealand it operates through third party distributors and has licensed brewing arrangements with Lion Nathan. In Korea, Diageo’s own distribution company distributes the majority of Diageo’s brands. The remaining brands are distributed through third party distributors. The distribution rights to Dimple in Korea, currently held by a third party distributor, will be transferred to Diageo effective 1 January 2003.

Generally the remaining markets are served by third party distribution networks controlled by regional offices.

Venture markets. This grouping comprises all other markets, with the largest being North Africa, the Middle East, Jamaica, Central America, the Caribbean, the Canary Islands, Malaysia, Italy, Germany, Belgium, Netherlands and the Nordics. In these markets there is a focus on fewer brands and lean but flexible organisation structures are deployed whilst global best practices in areas such as consumer marketing, customer management and people development are applied.

In the European venture markets, Diageo distributes its brands primarily through its own distribution companies. In Asia Pacific, Diageo works with a number of joint venture partners. For Diageo’s spirits and wine brands, the most significant of these is Moët Hennessy with operations in Malaysia, Singapore, China and Hong Kong. In Malaysia and Singapore, Diageo’s own and third party beers are brewed and distributed through Diageo’s business with APB. In addition, Diageo owns a controlling interest in Desnoes & Geddes Limited, the Jamaican local brewer of Red Stripe lager. In general, the remaining markets are served by third party distribution networks controlled by regional offices.

Seasonal impacts. Christmas provides the peak period for premium drinks sales. Historically, approximately 30% of premium drinks sales volume occurs in the last three months of each calendar year.

Competition. Diageo competes on the basis of consumer loyalty, quality and price. Its goal is to increase its share of high value adult drinking occasions.

In spirits and wine, Diageo’s major global competitors are Allied Domecq, Bacardi-Martini Inc, Pernod Ricard and Brown-Forman, each of which has several brands that compete directly with Diageo. Diageo believes, based on its analysis of data compiled by Impact International, that Diageo and these four other major international companies account for approximately 64% of the volume of the top 100 premium distilled spirits in the worldwide market. In addition, Diageo faces competition from local and regional companies in the countries in which it operates.

In beer, the Guinness brand competes in the overall beer market with its key competitors varying by market. These include Heineken in Ireland and several markets in Africa, Coors Brewing (Carling) in the United Kingdom and Carlsberg in Malaysia.

Diageo aims to maintain and improve its market position by enhancing the consumer appeal of its brands through consistent high investment in marketing support focused around the eight global priority brands. Diageo makes extensive use of magazine, newspaper, point of sale and poster and billboard advertising, and uses radio, cinema and television advertising where appropriate and permitted by law. Diageo also runs consumer promotional programs in the on trade (for example, licensed bars and restaurants).

Regulations and taxes. In the United States, the beverage alcohol industry is subject to strict federal and state government regulations covering virtually every aspect of its operations, including production, marketing, pricing, labelling, packaging and advertising.

Spirits, wine and beer are subject to national import and excise duties in many markets around the world. Most countries impose excise duties on distilled spirits, although the form of such taxation varies significantly from a simple application to units of alcohol by volume, to advanced systems based on imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories (such as Scotch whisky or bourbon) in the rate of such tariffs. Within the European Union, such products are subject to different rates of excise duty in each country, but within an overall European Union framework, there are minimum rates of excise duties that can be applied.

Import and excise duties can have a significant impact on the final pricing of Diageo’s products to consumers. These duties have an impact on the competitive position versus other brands. The group devotes resources to encouraging the equitable taxation treatment of all alcoholic drink categories and to reducing government-imposed barriers to fair trading.

Advertising, marketing and sales of alcohol are subject to various restrictions in markets around the world. These range from a complete prohibition of alcohol in certain countries (for example, Islamic societies) through the prohibition of the import of spirits and beer, to restrictions on the advertising style, media and messages used. In a number of countries, television is a prohibited medium for spirits brands, either through regulation or a voluntary code of practice, and in other countries, television advertising, while permitted, is carefully regulated. Premium drinks business in Norway has had its wholesale licence to import alcoholic beverages suspended for a period of six months from 13 August 2002. This was as a result of breaches of advertising legislation in Norway limited to the launch of Smirnoff Ice in Norway. Alternative distribution arrangements have been put in place for the duration of the suspension period with a third party logistics company. Such interim arrangements have been notified to and approved by the authorities in Norway. As a result, Diageo does not believe that this suspension will have a material adverse effect on its results of operations.

Spirits, wine and beer are also regulated in distribution. In many countries, alcohol may only be sold through licensed outlets, both on and off premise, varying from government or state operated monopoly outlets (for example, Canada and Norway) to the common system of licensed on premise outlets (for example, bars and restaurants) which prevails in much of the western world (for example, the United States and the European Union). In some states in the United States, price changes must be filed or published three months before they become effective.

Labelling of alcoholic drinks is also regulated in many markets, varying from health warning labels to importer identification, alcoholic strength and other consumer information. Warning statements related to the risks of drinking alcoholic beverages are required to be included on all alcoholic beverages sold in the United States. Following the end of the voluntary restrictions on television advertising of spirits in the United States, Diageo and other spirits companies have been testing products on the air on local cable television stations. Expressions of political concern signify the uncertain future of spirits advertising on television in the United States. Further requirements for warning statements and any prohibitions on advertising and marketing could have an adverse impact on sales of the group.

In addition, indications that regulatory bodies in the United States may change standards regarding the alcohol content and proper categorisation of flavored malt beverages such as Smirnoff Ice could have an adverse impact on the sales of the group. Regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or impact its business activities.

E-commerce and new business ventures. Diageo continues to explore opportunities to apply new technologies that will deliver new revenue streams while at the same time building on the assets and capabilities of its core business. In the year ended 30 June 2002, £32 million has been expended by Diageo on new business ventures compared with £30 million in the prior year. In e-marketing, Diageo has invested in the development of a number of businesses including Translucis, which has developed a market leading product to provide media advertising on plasma screens to the on trade, Nightfly, which is a mobile phone marketing service business that offers venues and lifestyle brands the opportunity to communicate through a highly profiled consumer database, and Three Deep, which is in the process of developing a hand held inventory tool for the on trade in North America. In addition, Diageo is developing a trademark licensing business for the Diageo brands.

Diageo has also invested in ways to apply existing technologies to enhance its business. These include e-marketing initiatives with core brands, the development of interactive web sites for consumers and collaborative initiatives which develop communication internally and better trading relationships with customers and suppliers. Projects underway include development of customer collaboration in Amsterdam and the Guinness Bass Import Company, web order capture in North America and Greece, elements of supplier collaboration in Italy and Great Britain, as well as new consumer web sites for Guinness, Johnnie Walker and malt whisky in Great Britain. In addition, Diageo has implemented a range of internal e-learning modules to deliver staff training online.

Business services. Diageo has committed to re-engineer its key business activities with customers, consumers, suppliers and the processes that summarise and report financial performance. In that regard, global processes are being designed, built and implemented in Great Britain, Ireland, segments of global supply and its North American markets. The same activities will be implemented in additional markets during the next three to four years.

A new business service centre in Budapest, Hungary opened in April 2002 and now performs various process tasks for Great Britain, Ireland and global supply. Additional processes currently located in Great Britain and other European companies are scheduled to transfer to Budapest during the next two years.

Associates. Diageo’s principal associate in the premium drinks segment is Moët Hennessy. It also owns shares in a number of other associates. In the year ended 30 June 2002, premium drinks share of profit of associates before interest and exceptional items was £168 million, of which Moët Hennessy accounted for £150 million.

Moët Hennessy. Diageo owns 34% of Moët Hennessy, the spirits and wine subsidiary of LVMH Moët Hennessy Louis Vuitton SA (LVMH). LVMH is based in France and listed on the Paris and New York Stock Exchanges. Moët Hennessy is also based in France and is a producer and exporter of a number of brands in its main business areas of champagne and cognac. Its principal products include champagne brands, Moët & Chandon (including Dom Pérignon), Veuve Clicquot and Mercier, all of which are included in the top ten champagne brands worldwide by volume, and two brands of cognac, Hennessy and Hine. Hennessy is the top cognac brand worldwide by volume.

Since 1987, a number of joint distribution arrangements have been established with LVMH, principally covering distribution of Diageo’s premium brands of Scotch whisky and gin and Moët Hennessy’s premium champagne and cognac brands in the Asia Pacific region, the United States, and France. Schieffelin & Somerset was established as a joint venture in the United States and distributes Johnnie Walker Red Label and Johnnie Walker Black Label, J&B, Tanqueray, Moët & Chandon and Hennessy brands. Diageo and LVMH have each undertaken not to engage in any champagne or cognac activities competing with those of Moët Hennessy. The arrangements also contain certain provisions for the protection of Diageo as a minority shareholder in Moët Hennessy.

Acquisitions and disposals of businesses and acquisitions and terminations of distribution rights. Diageo has made a number of strategic acquisitions and disposals of brands, equity interests in premium drinks businesses and distribution rights.

On 21 December 2001, Diageo and Pernod Ricard SA (Pernod Ricard) completed the acquisition of the Seagram spirits and wine businesses from Vivendi Universal SA (Vivendi) for $8.15 billion (£5.62 billion) in cash, subject to certain debt, working capital and other adjustments. Diageo’s share of the purchase price after adjustments was £3,657 million.

The transaction was structured such that each of Diageo and Pernod Ricard would acquire certain brands and related assets for integration into their respective global premium drinks businesses, with other brands and related assets being acquired and held jointly pending their disposal. The spirits and wine businesses comprised a number of separate legal entities and assets which were acquired by either Diageo, Pernod Ricard, or both parties jointly, but the effect was that the purchase consideration was funded in the overall proportions of 60.9% and 39.1% between Diageo and Pernod Ricard, respectively.

Diageo has accounted for the transaction as an acquisition, reflecting profits and losses arising from those brands and related assets acquired for its own use, consolidated from the acquisition date. For those brands and assets acquired and/or held jointly pending their disposal, Diageo and Pernod Ricard will share the net proceeds of disposal in the proportion 60.9% and 39.1% respectively. Accordingly the results of these brands have been excluded from the group consolidation. Diageo has accounted for its share of the estimated net disposal proceeds as businesses held for resale. It is expected that the disposals of these businesses will be completed within 12 months of the original acquisition.

The sales of the largest disposal assets were achieved in the year ended 30 June 2002, and these included the UK based off-licence chain Oddbins to the Castel Frères Group of France; the Four Roses bourbon business to Kirin Brewery Co, Ltd of Japan; the Mumm Sekt sparkling wine business to Rotkäppchen Sektkellerei GmbH & Co KG of Germany; the Seagram’s Mixers business to The Coca-Cola Company; the Sandeman port and sherry business to Sograp Holding SGPS SA of Portugal; and the Mumm Cuvée Napa sparkling wine business to Allied Domecq. Diageo’s share of net cash proceeds received totalled £203 million. Since 30 June 2002, agreements have been reached on a number of smaller disposal assets including Gibson’s Finest Canadian Whiskey, Maschio sparkling wines and OVD, Woods and VAT 19 rums.

In September 2002, Diageo announced that it will relinquish its 1998 US Importation and Distribution Agreement rights for Bass Ale to Bass’ parent company, Interbrew, effective 30 June 2003 for a consideration of $105 million (£69 million). Under the 1998 agreement, Diageo had the right to continue selling and marketing the brand in the United States until July 2016.

Diageo’s distribution rights for Brown-Forman brands in the United Kingdom, which included Jack Daniels and Southern Comfort, terminated on 1 August 2002. In the year ended 30 June 2002, these brands contributed £14 million to operating profit.

In May 2002, Diageo completed the disposal of the Malibu brand to Allied Domecq for a consideration of £554 million. The disposal of Malibu was a condition for obtaining regulatory clearance for the acquisition of the Seagram spirits and wine businesses.

On 14 May 2002 East African Breweries Limited (EABL), a Diageo subsidiary, agreed with South African Breweries International (Africa) BV (a SABMiller subsidiary) to acquire the SAB Kenyan brewery in return for a 20% stake in EABL’s brewing subsidiary — Kenya Breweries Limited. At the same time, and conditional on completion of the Kenyan transaction, EABL agreed with Tanzania Breweries Limited (TBL), also a SABMiller subsidiary, to sell its Tanzanian brewery in return for a 20% stake in TBL. The transaction is likely to complete in November 2002.

In May 2002, Diageo disposed of the Glen Ellen and MG Vallejo wines to a company managed by The Wine Group, Inc. for a consideration of $83 million.

On 5 February 2002, Diageo and José Cuervo SA (Cuervo) agreed to terminate their litigation in respect of a change of control issue which arose as a result of the merger of GrandMet and Guinness, and new arrangements were formalised for the distribution rights for the Cuervo brand in the United States. These arrangements now extend to 2013. The settlement in favour of Cuervo included the return of Diageo’s 45% equity stake it held in Cuervo and a net cash payment of £85 million. Diageo and Cuervo also agreed to terminate Cuervo’s distribution of certain Diageo brands in Mexico and for Cuervo to transfer to Diageo its 49% interest in the Smirnoff trademark in Mexico. The settlement resulted in a charge before taxes of £220 million to exceptional items in the profit and loss account for the year ended 30 June 2002, and a reduction in operating profit of £8 million in the period ended 30 June 2002. Further, effective 1 October 2002, the distribution rights to Cuervo 1800 were transferred to a third party. Cuervo 1800 contributed £13 million to operating profit in the year ended 30 June 2002.

In September 2001, Diageo disposed of its Croft and Delaforce port and sherry businesses to a consortium of Gonzalez Byass S.A. and Taylor Fonseca S.A. for a consideration of €82 million (£50 million).

In July 2001, Diageo disposed of its Guinness World Records business to Gullane Entertainment plc for £50 million.

In January 2001, Diageo acquired additional shares in East African Breweries Limited which as a result became a subsidiary. In October 2000, Diageo acquired the remaining 50% share of Bundaberg rum, Australia’s second largest spirit brand. The annualised turnover of these two acquisitions is approximately £320 million and their annualised contribution to operating profit is approximately £40 million.

In January 2001, Diageo disposed of UDV Indústria E Comércio Ltda, the Brazilian entity that produces and markets local brands Dreher, Old Eight and Drurys to Campari.

During the year ended 30 June 2001, the distribution rights for Stolichnaya vodka in the United States ended. In the year ended 30 June 2001, Stolichnaya in the United States contributed approximately £32 million to operating profit.

In January 2000, Diageo disposed of its 88% equity interest in the Grupo Cruzcampo SA beer business in Spain to Heineken NV for a consideration of £450 million. This resulted in an exceptional gain of £82 million, after charging £224 million in respect of goodwill previously written off.

In December 1999, Diageo disposed of its Jamaican soft drinks business (owned by Desnoes & Geddes Limited, a 58% owned subsidiary of Diageo) to PepsiCo, Inc.

In October and November 1999, Diageo disposed of four European spirits and wine brands (Cinzano, Metaxa, Asbach and Vecchia Romagna) for a total consideration of £250 million. The disposals resulted in an exceptional charge of £247 million, of which £214 million was in respect of goodwill previously written off.

In March and April 1999, Diageo sold eight Canadian whiskey brands, including Black Velvet, to Canandaigua Brands Inc, and six US brands, including Christian Brothers to a number of purchasers. Ouzo brands were sold to Campari in June 1999. In July 1998, Diageo disposed of its investment in Champagne Laurent-Perrier and its 49.6% equity interest in Cantrell & Cochrane. In March 1999, Diageo acquired the remaining 69% of United Beverages Holdings Limited, an Irish based distributor of drinks.

Sale of the worldwide interests in the Dewar’s Scotch whisky and the Bombay gin brands was a condition of the US Federal Trade Commission’s clearance of the Merger. Diageo sold these interests to Bacardi on 16 June 1998.

Quick service restaurants

Burger King is a leading company in the worldwide quick service restaurant industry. In the year ended 30 June 2002, Burger King had turnover of £1,123 million and operating profit before goodwill amortisation and exceptional items of £160 million. US dollar system sales were $11.3 billion in the year ended 30 June 2002. Burger King has approximately 11,500 outlets, of which over 8,100 are in the United States. Of these 11,500 outlets, 91% are franchised and 9% are company operated.

On 25 July 2002, Diageo entered into an agreement to dispose of Burger King Corporation to a newly formed company owned by Texas Pacific Group, Bain Capital and Goldman Sachs Capital Partners. Under the terms of the agreement, Diageo would receive a consideration of $2.26 billion (£1.49 billion), subject to various adjustments. The transaction is subject to various closing conditions, including performance related conditions that take account of periods extending from the end of Burger King’s year ended 30 June 2002 until shortly before the closing, the purchaser obtaining adequate financing, and receipt of required regulatory approvals. Notice of early termination of the Hart-Scott-Rodino waiting period was received on 20 August 2002 and European Union regulatory approval was received on 11 October 2002. See ‘Item 10. Additional Information — Material Contracts — Agreement for the sale of Burger King Corporation’ for further information and ‘Item 5. Operating and Financial Review and Prospects — Trend Information — Recent Developments’ for a recent description of the transaction status.

Franchise agreements. Franchise agreements between Burger King and franchisees govern restaurant format, building location, building standards and operating procedures. A monthly royalty fee and advertising contribution, based on a percentage of sales, are required from franchisees. Operating profit is also generated from outlets directly operated by Burger King. These outlets may have been internally developed or have been previously purchased from franchisees. In approximately 12% of franchised outlets, Burger King either owns or holds the lease on the restaurant property from which the franchisee operates and may realise net rental income from the leased properties.

Products. Burger King sells a range of hamburgers, chicken and associated products. Its hamburgers are flame-broiled, which differentiates it from the majority of its competitors, who fry their hamburgers. Burger King’s marketing strategy is to position its products as having the best taste and quality combined with quick and friendly service at an attractive value to the consumer at superior locations. The strategy is executed by providing customers bigger and tastier flame broiled burgers than the competition and a wide variety of value meals, which consist of a sandwich, french fries or onion rings, and a soft drink. Additionally, Burger King continues to develop innovative new burgers, sandwiches, and other menu items on both a permanent and promotional basis. During the year ended 30 June 2002, Burger King introduced: the Chicken Whopper and the Chicken Whopper Jr., the BK Veggie Burger, the King Supreme Burger, Old Fashioned Ice Cream Shakes, and various other products. Subsequent to 30 June 2002, Burger King introduced the 99¢ BK Value Menu, which offers 11 menu items at the 99¢ price point. The BK Value Menu includes the Grilled Sourdough Burger, Chili, a Side Garden Salad, and a Baked Potato, among other items.

Marketing. Burger King has strategic marketing alliances with global promotional partners. To support its market position, Burger King advertises on a local and national basis around the world. During the year ended 30 June 2002, Burger King spent over £320 million on marketing activities promoting the Burger King brand around the world.

Development. Burger King continues to implement various restaurant upgrade initiatives, previously bundled together as a restaurant ‘transformation’ plan consisting of new logo and signage, enhanced drive-through equipment, and new restaurant image, as well as a new kitchen design. The new kitchen design is focused on improving the taste and consistency of all products. A new flexible broiler that has multiple cooking chambers so restaurants can cook a variety of products simultaneously, even if they require different cooking temperatures, will be required to be installed in restaurants within the United States at a date not yet determined. The drive-thru upgrade that consists of a new preview menu board, a drive-through main menu board, an order confirmation unit and a full duplex sound system remains a top priority. The deadline for implementation of the drive thru upgrade in the United States is 31 December 2002. The drive-thru upgrade, new logo signage, kitchen design, flexible broiler and new restaurant image are now mandatory elements for all new restaurants. Implementation of the new restaurant image will take place over a longer period of time in the United States. The logo and signage elements are also being rolled out internationally. Burger King offered eligible franchisees in the United States a new successor franchise agreement and financial incentives if they agreed to remodel their restaurants within a given timeframe. The financial incentives included a reduced royalty rate for a period of three to five years depending on the year of enrolment in the programme.

Acquisitions and disposals. Burger King continues its growth strategy both through restaurant development and acquisitions. The Burger King system has grown worldwide by over 2,000 restaurants over the last five years. During the year ended 30 June 2002 Burger King opened 126 new restaurants inside the United States and 329 new restaurants throughout the rest of the world. During the same period, there were 372 closures of under performing restaurants, of which 286 were located in the United States. Burger King continues to expand into non-traditional sites, such as highway locations, college and university campuses and airports, to accommodate the increasing demand from customers for convenience. In addition to the standard building design, Burger King now offers a variety of building facilities, which enable the brand to be distributed where people work, shop and play.

Distribution. In fiscal 1992, Burger King, in conjunction with its United States franchisees, formed Restaurant Services, Inc. (RSI) as a not-for-profit, independent, corporate purchasing co-operative. RSI’s purpose is to act as a purchasing agent for the Burger King system in the United States thereby taking advantage of the purchasing power of the whole Burger King system, with respect to food and paper purchases from approved suppliers and distribution services from approved distributors. Following a consolidation by three quick service restaurant distributors in the United States, one distributor in the United States, AmeriServe Food Distribution, Inc (AmeriServe) supplied over 5,900 Burger King restaurants. On 31 January 2000, AmeriServe filed for protection under Chapter 11 of the United States Bankruptcy Code. The Burger King restaurants serviced by AmeriServe were transitioned to a combination of existing distributors plus seven new distributors by the end of June 2000. At 30 June 2002, 15 distributors serviced Burger King’s restaurants in the United States.

Competition. The quick service restaurant business in the United States is highly competitive, with six major competing companies. Burger King competes directly with McDonald’s, Pizza Hut, KFC, Taco Bell, Wendy’s and Subway national quick service restaurants. Burger King, McDonald’s, Wendy’s, Sonic and Jack-In-The-Box share the majority of the hamburger segment. In addition, there are a number of regional hamburger chains and independent operators that compete directly with Burger King. Burger King competes on the basis of superior quality products and attention to the consumer’s continuing need for price value and service.

Discontinued operations (The Pillsbury Company)

Diageo completed the disposal of The Pillsbury Company (Pillsbury) to General Mills on 31 October 2001. Pillsbury had turnover of £1,455 million (2001 — £4,199 million) and operating profit before exceptional items and goodwill amortisation of £190 million (2001 — £518 million) in the year ended 30 June 2002.

As a division of Diageo, Pillsbury produced and distributed leading food brands including Pillsbury’s refrigerated dough and other dough based goods, Old El Paso Mexican foods, Progresso soups, Green Giant vegetables and Häagen-Dazs ice cream, and, in addition, operated a foodservice business.

Historically, Pillsbury operated in one segment through three divisions: Pillsbury North America, Pillsbury Bakeries and Foodservice, and Pillsbury International. Pillsbury North America produced, marketed and distributed a wide range of consumer food packaged goods in the United States and Canada. Pillsbury Bakeries and Foodservice manufactured and marketed products to in-store/retail bakery and foodservice businesses in the United States and Canada, and to wholesale bakery businesses in the United States. Pillsbury International produced, marketed, and distributed consumer food products principally in Europe, Asia Pacific, Latin America and South Africa.

General Mills, Inc

Following the disposal of Pillsbury and the subsequent sale of shares in General Mills on 31 October 2001, the group acquired an equity stake of 22% in General Mills. The following business description is based on publically available information about General Mills filed with the Securities and Exchange Commission. General Mills is a global consumer foods company based in the United States. General Mills owns a number of brand names and its primary objective is to build the equity of these brands with strong consumer directed advertising and innovative merchandising. The principal businesses owned by General Mills are Big G ready-to-eat cereals, Betty Crocker dessert, baking, dinner mix and snack products, Yoplait and Colombo yogurt and former Pillsbury brands such as Pillsbury’s refrigerated dough and other dough based goods, Old El Paso Mexican foods, Progresso soup, Green Giant vegetables and a foodservice business. During the eight months ended 30 June 2002, the equity stake contributed £143 million to operating profit, £59 million to interest expense and £19 million to tax expense. The group’s share of General Mills’ exceptional items before taxation amounted to a charge of £31 million. During the eight month period to 30 June 2002 the group received dividends of £30 million from General Mills.

Trademarks

Diageo produces and distributes branded goods and is therefore substantially dependent on the maintenance and protection of its trademarks. All brand names mentioned in this Report are trademarks. The Group also holds numerous licenses and trade secrets, as well as having substantial trade knowledge related to its products. The group believes that its significant trademarks are registered and/or otherwise protected (insofar as legal protections are available) in all material respects in its most important markets.

ORGANISATIONAL STRUCTURE

Principal group companies

The companies listed on page F-69 include those that principally affect the profits and assets of the group.

PROPERTIES, PLANTS AND EQUIPMENT

Diageo owns or leases land and buildings throughout the world. The business description for premium drinks on the preceding pages provide details of the facilities. As at 30 June 2002, Diageo’s properties were included in the group’s consolidated balance sheet under UK GAAP at a net book value of £1,250 million. Diageo’s largest individual facility, in terms of net book value of property, is St James’s Gate brewery in Dublin. Approximately 90% by value of the group’s properties were owned and approximately 4% are held under leases running for 50 years or longer. Diageo’s properties primarily consist of Burger King retail outlets and a variety of manufacturing, distilling, brewing, bottling and administration facilities spread across the group’s worldwide operations, as well as vineyards in the United States. Approximately 41% and 32% of the book value comprises properties located in the United States and the United Kingdom, respectively.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

Except where stated, the following discussion is based on Diageo’s UK GAAP results for the year ended 30 June 2002 compared with the year ended 30 June 2001 and the year ended 30 June 2001 compared with the year ended 30 June 2000.

There are a number of accounting differences between UK and US GAAP. A reconciliation of net income from UK to US GAAP and an explanation of the differences between UK and US GAAP is set out in note 33 of the consolidated financial statements contained in this Annual Report on Form 20-F and on pages 63 to 64.

Unless otherwise stated, percentage movements given for volume, turnover, net sales, marketing expenditure and operating profit throughout the discussion below represent organic growth (at level exchange rates and after adjusting for acquisitions and disposals) for continuing operations. They are before goodwill amortisation and exceptional items. Comparisons are with the equivalent period last year. Organic growth is reported to help a reader more readily understand operating performance from period to period since the percentage movements reflect only operating performance that is comparable. The organic growth calculation is explained in more detail below.

Where a business, brand distribution right or agency agreement was disposed of in the current year, the group would, under organic growth calculations, adjust the results for the prior year to remove the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic growth numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent period last year then its results would also be completely excluded from that prior period’s performance in an organic calculation, since the group enjoyed no contribution from that business in the current year.

For acquisitions, a similar adjustment is made to exclude from the current period’s results any profits generated by the acquired business that would not have been enjoyed in the prior comparable period. Again, if a business was acquired part way through the prior period then that period in which the group owned the business in the current year (usually the entire year), but did not in the comparable prior period, would be excluded from an organic growth calculation.

A further adjustment in organic calculations is to exclude the effect of exchange by restating the prior period’s results as if they had been generated at the current period’s exchange rates.

In the analysis below, volume has been measured on an equivalent servings basis to 9 litre cases of spirits. Equivalent cases are calculated as follows: beer in hectolitres divide by 0.9, wine in nine litre cases divide by 5, ready to drink in nine litre cases divide by 10. An equivalent case represents approximately 272 servings. A serving comprises 35ml of spirits; 165ml of wine; or 330ml of ready to drink or beer.

Operating profit before goodwill amortisation and exceptional items for continuing operations for the year ending 30 June 2003, will be affected by disposals made both in that year and the year ended 30 June 2002. These disposals include Malibu rum, which contributed approximately £41 million to operating profit in the eleven months ended 25 May 2002 and Glen Ellen wines, which contributed approximately £5 million to operating profit up to its disposal in May 2002. In addition, the termination of the Brown-Forman distribution rights in Great Britain on 1 August 2002 is estimated to reduce operating profit by approximately £13 million for the year ending 30 June 2003 compared with the year ended 30 June 2002. On 1 October 2002 the distribution rights to Cuervo 1800 were transferred to a third party. Cuervo 1800 contributed £13 million to operating profit in the year ended 30 June 2002.

Year ended 30 June 2002 compared with year ended 30 June 2001

The organic growth calculations for turnover, net sales (turnover less excise duty) and operating profit before goodwill amortisation and exceptional items for the year ended 30 June 2002 were as follows:

Turnover

				2001	Acqui-	Organic		Organic
	2001	Exchange	Disposals	restated	sitions	growth	2002	growth

	£ million	£ million	£ million	£ million	£ million	£ million	£ million	%
Premium drinks
Major markets
North America	2,092	38	(134)	1,996	431	242	2,669	12
Great Britain	1,304	—	(22)	1,282	8	177	1,467	14
Ireland	942	8	(1)	949	1	(13)	937	(1)
Spain	335	3	(1)	337	18	25	380	7

	4,673	49	(158)	4,564	458	431	5,453	9
Key markets	1,807	(37)	(30)	1,740	227	111	2,078	6
Venture markets	1,100	1	(8)	1,093	8	72	1,173	7

Total premium drinks	7,580	13	(196)	7,397	693	614	8,704	8
Quick service restaurants	1,042	1	—	1,043	12	68	1,123	7

Continuing operations	8,622	14	(196)	8,440	705	682	9,827	8

Discontinued operations	4,199						1,455

	12,821						11,282

Net sales

				2001	Acqui-	Organic		Organic
	2001	Exchange	Disposals	restated	sitions	growth	2002	growth

	£ million	£ million	£ million	£ million	£ million	£ million	£ million	%
Premium drinks
Major markets
North America	1,741	35	(119)	1,657	362	211	2,230	13
Great Britain	797	—	(18)	779	5	112	896	14
Ireland	627	5	(1)	631	1	(7)	625	(1)
Spain	262	2	(1)	263	13	22	298	8

	3,427	42	(139)	3,330	381	338	4,049	10
Key markets	1,450	(27)	(22)	1,401	136	94	1,631	7
Venture markets	845	—	(7)	838	6	61	905	7

Total premium drinks	5,722	15	(168)	5,569	523	493	6,585	9
Quick service restaurants	1,042	1	—	1,043	12	68	1,123	7

Continuing operations	6,764	16	(168)	6,612	535	561	7,708	8

Discontinued operations	4,199						1,455

	10,963						9,163

Operating profit before goodwill amortisation and exceptional items

				2001	Acqui-	Organic		Organic
	2001	Exchange	Disposals	restated	itions	growth	2002	growth

	£ million	£ million	£ million	£ million	£ million	£ million	£ million	%
Premium drinks
Major markets
North America	363	65	(39)	389	95	66	550	17
Great Britain	162	—	(7)	155	3	46	204	30
Ireland	156	(8)	—	148	—	4	152	3
Spain	85	(2)	—	83	7	4	94	5

	766	55	(46)	775	105	120	1,000	15
Key markets	447	2	(10)	439	41	44	524	10
Venture markets	219	—	(2)	217	2	25	244	12

Total premium drinks	1,432	57	(58)	1,431	148	189	1,768	13
Quick service restaurants	177	18	—	195	1	(36)	160	(18)

Continuing operations	1,609	75	(58)	1,626	149	153	1,928	9

Discontinued operations	518						190

	2,127						2,118

Notes

(1)  Organic growth is calculated for continuing operations only. Consequently, there are no organic figures presented for the packaged food businesses which were sold in October 2001.

(2)  The exchange adjustments for turnover, net sales and operating profit before goodwill amortisation and exceptional items are principally in respect of the US dollar.

(3)  Disposal adjustments for turnover, net sales and operating profit before goodwill amortisation and exceptional items were in relation to the termination of the distribution rights for Stolichnaya vodka in the United States (£94 million, £81 million and £32 million, respectively); the sale of Croft and Delaforce port and sherry brands (£18 million, £14 million and £7 million, respectively); the disposal of Malibu rum (£12 million, £11 million and £6 million, respectively); the sale of Glen Ellen wines (£15 million, £14 million and £2 million, respectively); the disposal of Guinness World Records (£22 million, £22 million and £4 million, respectively); the sale of Dreher brands in Brazil (£24 million, £16 million and £6 million, respectively); and other disposals (£11 million, £10 million and £1 million, respectively).

(4)  Acquisition adjustments for turnover, net sales and operating profit before goodwill amortisation and exceptional items were in relation to the purchase of the Seagram spirits and wine businesses (£573 million, £451 million and £130 million, respectively); the acquisition of further equity interests in former associated companies (£120 million, £72 million and £18 million, respectively); and the purchase of quick service restaurants in the Netherlands (£12 million, £12 million and £1 million, respectively).

(5)  Organic growth percentages are calculated as the organic growth amount in £ million, expressed as a percentage of the 2001 restated figures.

Diageo group

The results of the group for the two years ended 30 June 2002 are summarised below.

	Year ended 30
	June

	2002	2001

	£ million	£ million
Operating profit before goodwill amortisation and exceptional items	2,118	2,127
Goodwill amortisation	(12)	(26)
Operating exceptional items	(453)	(228)

Operating profit	1,653	1,873
Share of profits of associates	324	203
Other exceptional items	758	(4)
Interest payable (net)	(399)	(350)

Profit before taxation	2,336	1,722
Taxation	(632)	(435)
Minority interests	(87)	(80)

Profit for the year	1,617	1,207

The group uses a weighted average exchange rate to translate the results of its US subsidiaries in its consolidated financial statements. For the year ended 30 June 2002, this rate was £1 = $1.44 (2001 — £1 = $1.45).

On a reported basis, turnover decreased by £1,539 million (12%) from £12,821 million in the year ended 30 June 2001 to £11,282 million in the year ended 30 June 2002, following the disposal of Pillsbury in October 2001. For continuing operations, turnover increased by £1,205 million (14%) from £8,622 million in the year ended 30 June 2001 to £9,827 million in the year ended 30 June 2002. On an organic basis, turnover grew 8%. The Seagram acquisition contributed £573 million to turnover during the year.

Reported operating profit, before goodwill amortisation and exceptional items, decreased £9 million from £2,127 million to £2,118 million. Reported operating profit, before goodwill amortisation and exceptional items, for continuing operations increased by £319 million (20%) from £1,609 million to £1,928 million. Excluding the favourable effects of currency, operating profit before goodwill amortisation and exceptional items for continuing operations increased 14% and on an organic basis increased 9%. The results of Pillsbury, the packaged food business, are included for the four months to its disposal on 31 October 2001. The Seagram spirits and wine businesses, which were acquired on 21 December 2001, contributed £130 million to operating profit before goodwill amortisation and exceptional items.

Operating profit before goodwill amortisation and exceptional items, expressed as a percentage of turnover, was 18.8% in the year ended 30 June 2002 (2001 — 16.6%).

On a reported basis, marketing expenditure for continuing operations increased 16% from £1,031 million to £1,193 million. Organically, marketing expenditure increased by 10%.

Reported profit before goodwill amortisation, exceptional items, taxation and minority interests increased by £63 million (3%) from £1,980 million in the year ended 30 June 2001 to £2,043 million in the year ended 30 June 2002. In local currency terms this was a decrease of 1%. The net interest charge increased by £49 million (14%) from £350 million to £399 million in the year ended 30 June 2002.

Exceptional items before taxation were a gain of £305 million in the year ended 30 June 2002. After exceptional items, profit before taxation and minority interests increased by £614 million from £1,722 million to £2,336 million in the year ended 30 June 2002, and profit for the year increased by £410 million from £1,207 million to £1,617 million.

Premium drinks

Strong organic top line growth was achieved with turnover up 8%.

Reported turnover increased by £1,124 million (15%) from £7,580 million in the year ended 30 June 2001 to £8,704 million in the year ended 30 June 2002. Reported operating profit before exceptional items increased by £336 million (23%) from £1,432 million to £1,768 million. On an organic basis, turnover increased 8% and operating profit increased 13%.

Reported volume increased by 8% as a result of organic volume growth of 8% in global priority brands, 2% in local priority brands, a decline of 4% in category management brands (all brands other than global priority brands and local priority brands) and the addition of the Seagram brands, which had volume of 7.5 million equivalent cases. Volume growth of the global priority brands excluding RTD was 4%, in line with first half growth. Net sales of the global priority brands excluding RTD increased by 6% year on year against 5% growth in the first half.

Reported net sales increased by 15% to £6,585 million, driven by the 8% increase in volume and a combination of price increases, mix improvement and the continued growth of the RTD portfolio where net sales increased from £470 million to £814 million.

Reported marketing investment increased by 16% to £1,153 million. Marketing spend on the global priority brands grew by 10% to £774 million, particularly behind Smirnoff Ice in North America, the “Keep Walking” campaign for Johnnie Walker, and continued investment behind the successful “Let Your Senses Guide You” campaign for Baileys. Marketing investment as a percentage of net sales increased by 0.1 percentage points.

The acquisition of the Seagram brands, which include Captain Morgan, Crown Royal, Seagram’s 7, Seagram’s VO, Cacique, Windsor Premier, Myers’s Rum and Sterling Vineyards, completed on 21 December 2001. The results for the year ended 30 June 2002 include the trading performance of that business for the six months ended 30 June 2002. During the period, volume of these businesses was 7.5 million equivalent cases, net sales were £451 million and operating profit was £130 million. Sales of Captain Morgan Gold have not met original expectations and therefore the total Seagram operating profit of £130 million earned in the period is after a provision of £24 million to follow up for the potential diminution in the value of product stock. Captain Morgan Gold was launched in May 2002 and in the period volume was 245,000 equivalent cases, net sales were £27 million and marketing costs were £16 million. See ‘Trend Information’ below for an update.

Volume and net sales growth by brand classification

	Equivalent	Volume	Net sales
	cases	growth	growth

	millions	%	%
Johnnie Walker	10.6	1	4
Guinness	11.1	—	5
Smirnoff	21.8	21	42
J&B	6.3	2	3
Baileys	5.7	10	9
Cuervo	4.2	(2)	2
Tanqueray	1.9	—	1
Malibu*	2.2	7	6

Total global priority brands	63.8	8	13
Local priority brands	13.8	2	10
Category management brands	26.6	(4)	(1)

	104.2	4	9
Acquisitions
Seagram brands	7.5
Other	2.0

Total	113.7

* Sold 22 May 2002

			Category
	Global priority	Local priority	management
	brands	brands	brands	Total

	%	%	%	%
Volume growth by market
Major markets
North America	14	—	(5)	7
Great Britain	9	14	12	11
Ireland	(1)	—	7	—
Spain	6	6	(6)	4
Total major markets	10	5	(3)	7
Key markets	4	(1)	(5)	—
Venture markets	5	(16)	(5)	—
Total	8	2	(4)	4
Net sales growth by market
Major markets
North America	22	(3)	(7)	13
Great Britain	9	28	18	14
Ireland	—	5	(10)	(1)
Spain	9	10	1	8
Total major markets	15	9	(3)	10
Key markets	10	10	1	7
Venture markets	10	16	—	7
Total	13	10	(1)	9

Review by market

North America

Volume up 7%

Turnover up 12%
Net sales up 13%
Marketing up 15%
Operating profit up 17%

Key drivers:

•	Volume of global priority brands up 14%

•	Growth of new products and improvements in product mix

The North American market continued its strong momentum. Reported turnover was up 28% from £2,092 million to £2,669 million in the year ended 30 June 2002. On an organic basis, this represented growth of 12%. Volume was up 7% and net sales grew 13%. During the year, organic operating profit growth was 17% and the Seagram spirits and wine businesses contributed £95 million to the total reported operating profit of £550 million.

Global priority brands posted strong growth, with volume up 14% over last year. The growth principally comprised strong performances by Smirnoff, Baileys and Johnnie Walker Black Label. Volume of J&B, Tanqueray, Johnnie Walker Red Label and Guinness declined.

Marketing spend increased over the prior year, by 15%, driven by investment in Smirnoff Ice as well as increases in Johnnie Walker Black Label, Malibu and Tanqueray.

Smirnoff continued to lead the global priority brand growth with strong performance in the core brand, where volume was up 9%, and strong growth in Smirnoff Flavours and Smirnoff Ice. Total net sales growth was therefore 68%. Smirnoff Ice has continued to show strong growth since its launch in January 2001 and volume grew from 1.1 million equivalent cases last year to 2.8 million equivalent cases.

Guinness net sales grew 9% despite a 1% volume decline, due to price increases and a favourable product mix. In its first nine months in the market, Guinness Draught in Bottles represented more than 10% of total Guinness volume in the North American market.

Johnnie Walker total volume grew 1%, whilst net sales grew 6% during the year due to a favourable mix between Johnnie Walker Black Label, which grew net sales 11%, and Johnnie Walker Red Label, where net sales declined 1%.

Baileys volume grew by 7% during the year, however net sales growth was impacted by the introduction of trial packaging formats and grew 4%.

Volume of J&B declined 10% in the year and net sales were down 7% as a result of price increases. Contribution after marketing improved, mainly as a result of reduction in marketing spend.

Tanqueray volume declined by 2% while net sales declined only 1% as a result of a change in product mix to more profitable product sizes and growing on-premise sales.

Cuervo volume was level for the year with net sales up 3% following last year’s price increases to cover the rising agave prices. Towards the end of the year, volume performance improved, following selective price reductions.

Volume of Captain Morgan, a former Seagram brand, was level in the six months ended 30 June 2002 versus the six months ended 30 June 2001, as a result of substantial de-stocking of the brand. On a depletions basis, against the six months ended 30 June 2001, volume was up 9%. Captain Morgan gained 0.4 market share percentage points in the growing US rum category. The brand is responding well to renewed distributor focus and increased marketing exposure from the Captain Morgan Gold launch.

Volume of Crown Royal, another former Seagram brand, declined 2% in the six months ended 30 June 2002, again as a result of de-stocking and depletions were up 1%.

Some of the local priority brands showed weak performance with volume declines in Gordon’s gin and Goldschlager. Overall, volume was level and net sales declined 3% during the year. Category management brands such as Popov and Gordon’s vodka also declined during the year, with volume down 5% and net sales down 7%.

Innovation continued to impact the North American performance positively. During the year, Smirnoff Ice volume showed strong growth, with the brand achieving a market share of approximately 1% of the US beer market and maintaining its number one position in the RTD market. Smirnoff Ice now represents nearly one third of the sector after just 18 months in the market. New product formats such as the 24-ounce format performed very well, as did the 16-ounce PET format that can be sold in sites where glass bottles are forbidden, such as sports arenas. The Smirnoff Ice six-pack is now number one in terms of dollar sales in the premium beer category of the grocery channel. Launched in September 2001, Guinness Draught in Bottles has exceeded initial targets for the brand with volume of over 100,000 equivalent cases. Smirnoff Twist volume more than doubled to over 700,000 equivalent cases.

The former Seagram wines business was transitioned into a new business, Diageo Chateau & Estates Wines, combining the Seagram and existing Diageo wine businesses in North America.

Diageo’s North American business has achieved substantial progress on its strategic agenda over the year. Most notably, the Next Generation Growth (NGG) strategy was launched in the year. See ‘Item 4. Information on the Company — Business Overview — Marketing and distribution — North America’ for further information.

Great Britain

Volume up 11%

Turnover up 14%
Net sales up 14%
Marketing up 12%
Operating profit up 30%

Key drivers:

•	Growth of global priority brands with volume up 9%

•	14% volume growth of the local priority brands

•	Favourable product mix

Great Britain showed a very strong performance in the year ended 30 June 2002. Organic turnover growth was 14%. On a reported basis, turnover was up 13% from £1,304 million to £1,467 million in the year ended 30 June 2002. Operating profit was up 30% to £204 million. Key growth drivers were an increase in marketing spend, up 12% during the year and successful innovation. Three global priority brands, Smirnoff Red, Baileys and Johnnie Walker, continued to improve on the prior year’s strong performance.

Smirnoff Red is the number one spirit in the GB market and volume was up 15% with net sales up 15%. Market share in the vodka category increased to 34%.

Baileys showed net sales growth of 18%, increasing its leading share of the creams category and suggesting that the brand is beginning to benefit from marketing aimed at reducing the seasonality of the product.

Johnnie Walker, which now sells over 50,000 equivalent cases in Great Britain, had net sales growth of 16% during the year following an increase in marketing spend.

Other brands also performed well. While Guinness volume was level due to weakness in the overall beer category, market share increased in the on-trade beer sector. Bell’s volume grew 4% and Gordon’s grew 7%. Pimm’s, another local priority brand, showed strong growth, with volume up 18%, as innovation such as Pimm’s Draught broadened the reach of the brand. In addition, the Diageo wine portfolio had an excellent year, with Blossom Hill volume growing 45%.

Innovation was an important element of the overall growth. There were new Smirnoff Ice offerings, including new pack formats such as multi-packs and a larger 70cl bottle. Gordon’s Edge and Archers Aqua Raspberry were also launched in the year. Great Britain has shown great success in the RTD category. Smirnoff Ice volume was up 19% year on year, significantly outpacing the growing RTD category and market share grew to 28%. Archers Aqua volume grew 179,000 equivalent cases, up from 41,000 last year. In April 2002, the duty rate for RTDs was increased and was passed through into an increase in retail prices. Subsequent market data suggests a negative impact on rate of sale in the on-trade across the category as a consequence. Diageo has already responded to this new challenge with the launch in August of Smirnoff Black Ice, a new vodka-based RTD designed to appeal to male consumers, and increased marketing support behind Archers Aqua and Smirnoff Ice.

Ireland

Volume level

Turnover down 1%
Net sales down 1%
Marketing up 3%
Operating profit up 3%

Key drivers:

•	Guinness volume down 3% however performance improved in the second half

•	Market share increases for priority brands

In Ireland, Diageo’s overall share of the beverage alcohol market has been maintained, with market share increases for most priority brands in their respective categories. Turnover was down 1% on both an organic and reported basis, from £942 million in the year ended 30 June 2001 to £937 million this year. However, as a result of margin improvements, operating profit was up 3% to £152 million.

The declining beer market and a continuing trend away from stout impacted Guinness sales, which account for 37% of Diageo’s volume in the market. Although Guinness volume decreased during the year, increased advertising and marketing slowed the decline, from 4% in the first half of the year to 2% in the second half. For the year, the brand had a 3% volume decline and net sales were level.

Volume of Smirnoff increased by 3% overall and gained share. Smirnoff Red delivered strong performance with volume up 6% while volume of Smirnoff Ice declined by 14% against a decline in the first half of 17%. Smirnoff Ice achieved virtually full distribution at launch and after the high initial level of consumer trial, sales have settled to more normal levels. The rate of consumption in the on-trade was also impacted by aggressive trade price increases behind the brand’s number one market share and brand strength. Smirnoff Ice has a market share of over 40% and from this base a trial of Smirnoff Ice on Draught began in over 400 outlets which has been met with a very positive response.

Baileys strong growth continued with volume up 7% with success in both the on and off-trade.

Budweiser and Carlsberg, which are agency brands, and which are, respectively, the number one and number three lagers in Ireland, each grew volume by 2% and made further market share gains in the sector.

Spain

Volume up 4%

Turnover up 7%
Net sales up 8%
Marketing up 7%
Operating profit up 5%

Key drivers:

•	Volume and profit growth of priority brands

•	Marketing spend on J&B up over 25%

Spain reported turnover of £380 million in the year ended 30 June 2002, up 13% against the £335 million reported in the prior year. On an organic basis, this was growth of 7%. Volume was up 4% and net sales up 8% as a result of improved brand performance, substantial price increases and increased marketing spend. Operating profit was up 5% to £94 million despite higher marketing on J&B, the costs associated with preparation for the launch in June 2002 of J&B Twist and a year on year change in the basis of recharge of J&B production costs to Spain.

Global priority brands showed strong performance with net sales growth of 9% and with many of the brands achieving market share gains. Performance in the six months ended 30 June 2002 was somewhat softer than that achieved in the first half as a result of the retailer buy-in during December in anticipation of an 8% duty increase in January.

J&B, which represents nearly half of Diageo’s volume in Spain, has been the only exception to the aggressive pricing policy pursued in Spain. The brand continues to build on its number one market position. Marketing spend increased 27%. As a result, volume grew by 5%, net sales grew by 6% and market share increased slightly to 26%.

Johnnie Walker Black Label continued its positive trend with a 32% volume increase and a similar net sales increase. However, Johnnie Walker Red Label declined by 8% in volume and by 3% in net sales during the year after a price increase.

Following a 10% price increase, Smirnoff Red volume was down 3% although net sales increased by 6%.

Baileys volume grew 11% and net sales grew by 13%, supported by the “Let Your Senses Guide You” campaign and off-premise marketing.

Guinness, though still a relatively small proportion of Diageo’s business in Spain, showed a 33% increase in volume over the year. Similarly, Cuervo, another relatively small brand in Spain, had very strong growth, with volume up 37% and net sales up 44%.

Cardhu, a local priority brand, increased volume 6% and net sales 10%. In addition, volume of Cacique, a former Seagram brand, which will be a local priority brand, increased 13% in the six months ended 30 June 2002 in the growing rum category. Cacique is the leader in this category by a clear margin and is making further share gains. Pampero showed continued strong growth, with volume up 22% and net sales up 34%.

Diageo launched its first RTD products across Spain in the year. J&B Twist was test marketed during the year and launched in June 2002. Smirnoff Ice, targeted to tourist locations, delivered a very strong performance in the year contributing to a 14% increase in net sales of the Smirnoff brand overall.

Key markets

Volume level

Turnover up 6%
Net sales up 7%
Marketing up 4%
Operating profit up 10%

Key drivers:

•	Global priority brand volume up 4%

•	Strong volume and profit growth in Africa, Australia and Taiwan

•	Volume weakness in Latin America

Reported turnover in the year ended 30 June 2002 was £2,078 million, up 15% on the prior year figure of £1,807 million. Organically, this was growth of 6%. Overall growth in key markets, with operating profit up 10% to £524 million, was the result of very strong performance by several markets, most notably Africa, Australia, Greece and Taiwan. The performance of individual markets varied in the face of a challenging global economy and turbulent political situations particularly in Latin America. During the year, Seagram brands purchased by Diageo contributed £107 million to turnover and £23 million to operating profit.

Volume was level whilst net sales grew 7% over last year. This is a result of price and mix improvement. Marketing investment increased by 4%.

Global priority brands accounted for more than half of key market volume and showed volume growth of 4% and net sales growth of 10% during the year. All of the global priority brands, with the exception of Cuervo, grew net sales with Guinness, Smirnoff, Baileys and Johnnie Walker Black Label performing particularly well as a result of both volume growth and price increases. RTDs, including, but not limited to, Smirnoff Ice, also showed strong performance.

Africa, representing nearly 40% of the key market volume, grew 7% in volume and 19% in net sales over last year. Guinness, which accounts for approximately a quarter of African volume, continued to perform well with volume up 6% and net sales up 23% due to price increases implemented to counter capacity constraints. Smirnoff, which accounts for 14% of the volume, grew 6% in volume terms and 25% in net sales. RTDs showed strong growth, with volume up 71%. Cameroon and Nigeria were impacted by capacity constraints and production was directed away from category management brands, towards the supply of higher margin Guinness. These capacity constraints have been addressed with the commissioning of two new production lines.

In Australia, volume grew 7% as a result of robust priority brand performance. Volume of priority brands increased with Johnnie Walker volume up 11% and Baileys volume up 20%. Baileys market share grew by 4 percentage points as a result of successful marketing programmes such as consumer sampling and Baileys ‘Perfect Pour’. Bundaberg Rum, a local priority brand, increased its volume by more than 10% and net sales by more than 25%. Smirnoff Red volume was up 29% in the year. Innovation, particularly around RTDs, is still a major factor in Australia’s growth. Diageo’s RTD products grew volume 40%. Volume of Johnnie Walker Red Label & Cola and Bundaberg & Cola was up significantly. Volume of Smirnoff Baltik, however, was down 37% in the year as a result of reduction in marketing spend. Volume of Stoli Ruski was up 12%, with the launch of a new flavour range. New products such as Archers Aqua and UDL Fusion were launched towards the end of the year.

Despite volatile economic and political conditions in Latin America, including economic crises in Brazil and Venezuela, operating profit increased year on year primarily as a result of growth in the first half. While overall volume declined across the region, Buchanan’s volume grew 31% during the year, driven by a focus on effective marketing spend and a new advertising campaign. In Venezuela, Johnnie Walker volume was up 17% and Buchanan’s was up 58% despite the challenging conditions. However, Johnnie Walker volume was down 12% across the region. One of the major factors in the volume decline was the performance of VAT 69 in Venezuela, with volume down 37%. During the year the price of VAT 69 was increased. In certain Latin American markets, Diageo mitigated risk by reducing stock levels and tightening credit terms. These actions, which substantially reduced exposure to debt risk and the possibility of stock write-offs, did impact volume performance. Additionally, Diageo reduced promotional spending in certain Latin American countries while maintaining media spend.

Korea is now Diageo’s most profitable Asian market. Windsor Premier, previously owned by Seagram, continued to grow strongly with volume up 13% in the six months ended June 2002. However, Dimple, a local priority brand that is currently distributed by a third party, declined by 22%. From January 2003, Dimple will be distributed through Diageo’s own in-market company.

In Taiwan, the continued success of the “Keep Walking” campaign, together with the innovations in route to market, resulted in 40% volume growth in Johnnie Walker. Overall volume growth in the market was 33% and contribution after marketing was also up 33%.

In Thailand, continued weakness in the economy led to volume decline of 8% although net sales were up 2%. Johnnie Walker, which represents nearly half of Diageo’s volume in Thailand, and other global priority brands, continued to perform well, whilst Spey Royal, a local priority brand, suffered, with volume down 24%. Following test marketing during the year, Johnnie Walker One, a new RTD, was launched and supported by an advertising campaign that was implemented in July 2002.

In Greece, volume grew 8%. Johnnie Walker volume increased with both Johnnie Walker Red Label and Johnnie Walker Black Label showing strong off-trade performance. Smirnoff delivered 15% volume growth due to increased marketing effectiveness, with marketing spend up 7%, and overall category growth. Baileys also showed a marked increase, driven by on-trade sales. Smirnoff Ice volume nearly trebled, moving to the number two position in the Greek RTD market, behind Diageo’s Gordon’s Space, to bring Diageo’s total share of the RTD market to 64%.

The Global Duty Free market, which accounts for 8% of key market volume, was heavily impacted by the decrease in international travel following the September 11 attacks. Against this background, however, volume was down only 5% for the year which represents a strong relative performance, and contribution after marketing was in line with last year as a result of price and mix improvements.

Venture markets

Volume level

Turnover up 7%
Net sales up 7%
Marketing up 9%
Operating profit up 12%

Key drivers:

•	Volume of global priority brands up 5%

•	Strong growth in the Caribbean markets

•	Latin American markets negatively impacted by poor economic conditions

In Diageo’s venture markets, turnover growth was 7% on both a reported and organic basis. Reported turnover was £1,173 million in the year ended 30 June 2002, and £1,100 million in the previous year. Operating profit was up 12% to £244 million, led by top line growth in Asia, the Caribbean, the Middle East and across much of Europe. A reduction in travel retail business and tough economic conditions in Latin America and Germany partially offset this growth.

Volume was level during the year, though net sales increased by 7% as a result of higher value growth in global priority brands, price increases in Germany and other European markets, as well as price re-alignment across the Caribbean markets.

Across the venture markets, Diageo’s global priority brands, which account for more than half of the volume, performed well, with volume growth of 5% and net sales growth of 10%. Johnnie Walker Black Label volume increased 5% with strong performances in Asia and the Caribbean as a result of sharper focus on marketing and improved route to market. Baileys also continued its growth, with volume up 7% and net sales up 9% across the venture markets despite a decline in Germany. During the year, local priority brands showed a decline of 16% in volume but an increase of 16% in net sales. There were only two local priority brands in the venture markets, Red Stripe in Jamaica and Gilbey’s whiskey in India. While Red Stripe volume was up 6% and net sales up 8%, Gilbey’s volume was down 28%. Category management brands showed a decline in volume of 5%, largely driven by declines in Gilbey’s Gin in the Philippines and secondary whisky brands in Latin America. However, as a result of strong performance by Pampero in Italy, Buchanan’s Deluxe in the Caribbean and Tiger in Malaysia, net sales was level for category management brands.

Marketing expenditure increased by 9% over last year, driven by heavy investment behind Smirnoff Ice in Switzerland, the Netherlands and Germany. Increases also occurred in Italy for Baileys and in the Caribbean market for Johnnie Walker Black Label.

In Latin America, especially in Argentina in the face of the economic crisis there, prices were increased on early signs of currency devaluation, and overall volume declined over 25%.

In Germany, volume of Johnnie Walker Red Label, Baileys and Cuervo were all adversely impacted by price increases, resulting in an overall volume decline of 5% in that market. Smirnoff Ice was launched in the second half of the year and has performed well.

In India, the global priority brands performed very well, with volume up 21%. Diageo is in the process of selling Gilbey’s Green Label and White Label whiskies, a local priority brand.

The Philippines market showed weakness, with overall volume down approximately 20%, led by the 22% volume decline in Gilbey’s gin.

Quick service restaurants

System sales up 1%

Total restaurants up 83 compared with 30 June 2001 to 11,455
Worldwide comparable restaurant sales flat
North America comparable restaurant sales up 0.1%
Operating profit down 18% to £160 million
Reported operating margin down 2.8 percentage points to 14.2%

System sales were up 1% against a decline last year. Turnover was up 7% driven primarily by revenue generated by the increase in the number of Burger King owned restaurants.

The improvement in operational performance in Burger King, which began in the six months ended 31 December 2001, continued in the second half. In the second half, operating profit was down 5% compared with the six months ended 30 June 2001. Worldwide comparable restaurant sales were flat for the year against a 4% decline in the prior year. Net restaurant numbers have increased by 83 against an increase of 211 in the prior year.

In North America, system sales grew 0.6% partly as a result of a 0.1% growth in comparable restaurant sales. In the six months ended 30 June 2002 operating profit margins improved. The new management team continued to impose high standards for site quality. There was a net reduction of 135 in restaurant numbers compared with 30 June 2001.

Performance outside North America also improved in the second half. Full year comparable restaurant sales were level in Europe, down 4% in Asia Pacific and were level in Latin America. Operating profit improved in the second half and, in the full year, operating profit from the international operations was up.

On 25 July 2002, Diageo entered into an agreement to dispose of quick service restaurants.

Packaged food

The disposal of Diageo’s worldwide packaged food business to General Mills was completed on 31 October 2001. Diageo now has a 22% equity interest in General Mills, which has been accounted for as an associated company. In the four months ended 31 October 2001, the Pillsbury company contributed turnover of £1,455 million and operating profit before goodwill amortisation and exceptional items of £190 million, compared with £4,199 million and £518 million respectively, in the year ended 30 June 2001.

Associates

The group’s share of profits of associates before interest and exceptional items was £324 million for the year ended 30 June 2002 compared with £203 million for the year ended 30 June 2001. The group’s 22% equity interest in General Mills is estimated to have contributed £143 million to operating profit before exceptional items in the eight months ended 30 June 2002.

Exchange

Exchange rate movements for the year ended 30 June 2002, including the effect of the currency option cylinders, favourably impacted profit before goodwill, exceptional items and tax by £84 million. The beneficial impact of exchange rate movements on the translation of overseas group trading profit was £92 million, £90 million at operating profit level and £2 million on the share of profits from associates. This added to a favourable impact on transactions in the year of £27 million, giving a net favourable impact on trading profit of £119 million. The favourable impact on premium drinks’ operating profit before goodwill amortisation and exceptional items was

£57 million, £26 million on translation of overseas profits and £31 million on transactions. Exchange rate related movements adversely affected the interest charge by £35 million.

Based on current exchange rates, it is estimated that the incremental impact from exchange rate movements on profit before exceptional items and tax for the year ending 30 June 2003 will not be material when compared to the year ended 30 June 2002.

For a discussion of Diageo’s strategies for hedging against currency fluctuations see ‘Item 11. Quantitative and Qualitative Disclosures about Market Risk — Currency risk’.

Post employment plans

Operating profit includes income of £29 million (2001 — £31 million) arising from actuarial assessments of the UK and Irish pension plans. This income is unlikely to recur in the year ending 30 June 2003 following changes to the actuarial demographic assumptions underlying the plans and the effect of recent market conditions.

Diageo expects to continue to comply with the current UK accounting standard on pensions, SSAP 24, in its primary financial statements, subject to any requirement to fully comply with its replacement — FRS 17. In the notes to the financial statements Diageo discloses that compliance with FRS 17, in the year ended 30 June 2002, would have resulted in a charge to operating profit before exceptional items of £99 million and a reduction in the interest charge of £110 million.

The consolidated balance sheet at 30 June 2002 includes a net asset before deferred tax for all post employment plans of £551 million. FRS 17 will require that this be replaced using market values at the period end. Diageo’s net deficit before deferred tax under FRS 17, applying equity values and discounting the liabilities at bond rates as at 30 June 2002, for all significant defined benefit plans, would, prior to a surplus restriction of £16 million, have been £366 million.

Goodwill

Goodwill amortisation in the year was £12 million compared with £26 million in the previous year. Goodwill amortisation in respect of discontinued businesses accounted for £6 million (2001 — £19 million) of this charge.

Exceptional items

Exceptional items are those that need to be disclosed by virtue of their size or incidence. Such items are included within the profit and loss account caption to which they relate, and are separately disclosed either in the notes to the consolidated financial statements or on the face of the profit and loss account.

Exceptional items before taxation in the year ended 30 June 2002 amounted to a gain of £305 million (2001 — charge of £232 million) comprising £453 million (2001 — £228 million) charged to operating profit, £41 million (2001 — £nil) charged to share of profits of associates, a £22 million charge (2001 — profit of £19 million) arising on the disposal of fixed assets and a gain of £821 million (2001 — loss of £23 million) on the disposal and termination of businesses. Exceptional items charged to operating profit comprised integration costs of £212 million (2001 — £74 million); the José Cuervo settlement of £220 million; and quick service restaurants’ net operating exceptional costs of £21 million (2001 — £65 million). In addition, for the year ended 30 June 2001 exceptional costs were incurred in respect of production reorganisation costs in premium drinks of £54 million; business ownership restructuring of £25 million and restructuring costs in packaged food of £10 million.

The restructuring cost for the year ended 30 June 2002 included £48 million (2001 — £74 million) in respect of the integration of the UDV (spirits and wine) and the Guinness (beer) businesses to create premium drinks. Approximately £18 million (2001 — £32 million) of the costs were employee related, principally redundancy, £9 million (2001 — £9 million) were legal and professional costs, £nil (2001 — £7 million) were asset write downs, and the balance included consultancy and systems costs. The £48 million (2001 — £74 million) integration cost comprised £15 million (2001 — £32 million) in respect of global corporate functions, £5 million (2001 — £15 million) on the integration of the spirits, wine and beer businesses in Great Britain, £12 million (2001 £12 million) on business services and £16 million (2001 — £15 million) in other countries around the world. Incremental synergy achieved in the year, as a result of the integration of the spirits and wine and beer businesses amounted to £43 million. As a result of the amount charged to the profit and loss account in the two years ended 30 June 2002, it is expected that 680 jobs will be lost of which 340 had been terminated by 30 June 2002. It is expected that the total costs of this integration will be approximately £170 million and that the remaining charge will be incurred next year. It is anticipated that approximately 750 jobs (including 680 jobs resulting from the charges in the two years ended 30 June 2002) will have been terminated, on the completion of the integration of the spirits and wine and beer businesses and that integration synergy will reduce Diageo’s annual cost base by approximately £100 million in the year ending 30 June 2005. The above merger synergy represents the latest management estimate and, as a forward-looking statement, involves risk and uncertainty. The expected level of synergy is based on a number of assumptions, including certain expectations concerning: the integration of back offices and sales forces in subsidiary regional offices resulting in headcount reductions and rationalisation of facilities; headcount reductions in central and regional offices; and procurement savings through improvement of supplier terms.

The restructuring cost for the year ended 30 June 2002 included £164 million in respect of the integration of the Seagram spirits and wine businesses. Approximately £72 million of the costs were employee related, principally redundancies, £10 million were legal and professional costs, £36 million were asset write downs, and the balance included consultancy and systems costs. Of the £164 million integration cost, £20 million were in respect of global corporate functions, £114 million on the integration of the Seagram businesses in North America, and £30 million in other countries around the world. As a result of the amount charged to the profit and loss account in the year ended 30 June 2002, it is expected that approximately 1,200 jobs will be lost of which some 1,050 had been terminated by 30 June 2002. It is expected that the total costs of this integration will be approximately $700 million (£460 million) and that the remaining charge will be incurred in the next two years. On completion of the program it is anticipated that 1,630 jobs will have been terminated and that integration synergy will reduce Diageo’s annual cost base by approximately £115 million in the year ending 30 June 2005. The above merger synergy represents the latest management estimate and, as a forward-looking statement, involves risk and uncertainty. The expected level of synergy is based on a number of assumptions, including certain expectations concerning: the integration of back offices and sales forces in subsidiary regional offices resulting in headcount reductions and rationalisation of facilities; headcount reductions in central and regional offices; and procurement savings through improvement of supplier terms.

In the year ended 30 June 2001, £79 million costs were incurred in the reorganisation of beer production facilities in England and Ireland and the restructuring of ownership and management within premium drinks. Included in the costs were £35 million of employee related costs, principally redundancy, and £26 million of tangible fixed asset write downs. The reorganisation included the closure of the Dundalk packaging plant in Ireland, the restructuring of the Dundalk brewery and Belfast packaging plant both in Ireland and the restructuring of the packaging plant in Runcorn in England. Jobs lost were approximately 550 of which 410 had been terminated by 30 June 2002.

In addition, in the year ended 30 June 2001, packaged food incurred restructuring costs of £10 million in respect of production facilities in Pillsbury’s Bakeries and Foodservice division.

On 5 February 2002, it was announced that Diageo and José Cuervo SA (Cuervo) had agreed to terminate their litigation in respect of a change of control issue which arose as a result of the merger of GrandMet and Guinness, and new arrangements were formalised for the distribution rights for the Cuervo brands in the United States which now extend to 2013. The settlement in favour of Cuervo involved the return of the group’s 45% interest in Cuervo and a net cash payment of £85 million. The exceptional charge of £220 million (before tax) comprises the group’s investment in Cuervo of £115 million, related goodwill previously written off to reserves of £20 million and the net cash payment to Cuervo.

During 2002, in anticipation of the disposal of the Burger King business, its franchisee loan financing arrangements have been restructured. This has resulted in an exceptional charge for credit enhancement, performance and service fees of £21 million. In 2001, the exceptional items in respect of Burger King comprised provisions of £49 million made against certain fixed assets, costs associated with litigation of £21 million, less £5 million of successor franchise fee income.

Exceptional items in respect of the disposal of fixed assets in the year ended 30 June 2002, included losses of £23 million relating to the disposal of tangible fixed assets in quick service restaurants.

Exceptional items in respect of associates represent Diageo’s share of General Mills’ exceptional costs, totalling £31 million, in respect of its restructuring of the acquired Pillsbury business and of its cereal manufacturing operations. In addition, there is a £10 million exceptional loss in respect of Moët Hennessy.

The disposal of the Malibu brand, which was a condition of the acquisition of a portion of the Seagram spirits and wine businesses, resulted in a gain before taxes of £532 million. Pillsbury was sold on 31 October 2001 and generated a gain before taxes of £322 million, after writing back goodwill previously written off to reserves of £1,671 million. Other disposals in the year ended 30 June 2002 comprised Glen Ellen wines in North America resulting in a loss before tax of £52 million, Guinness World Records Ltd a gain before tax of £35 million and others a loss before tax of £16 million.

In the year ended 30 June 2001, the disposals of premium drinks brands in Latin America resulted in a profit of £28 million. Professional fees, retention bonuses and other costs totalling £51 million were incurred in the year relating to the Pillsbury/ General Mills transaction.

Interest

The interest charge in the year increased to £399 million from £350 million in the prior year. The net benefits of £45 million in respect of the disposal and acquisition of businesses and of £34 million from the reduction in interest rates were offset by other factors. These factors included the effect of exchange rate related movements of £35 million, the share of General Mills’ interest charge of £59 million (for the eight months ended 30 June 2002) and the funding of the share repurchases made during the year, which increased the interest charge by £20 million. For a discussion of Diageo’s strategy for hedging against interest fluctuations see ‘Item 11. Quantitative and Qualitative Disclosures about Market Risk — Interest rate risk’.

Income taxes

The group complied with FRS 19 — Deferred tax for the first time during the year and the comparatives have been restated. The effective rate of taxation on profit before goodwill amortisation and exceptional items for the year ended 30 June 2002 was 25.0%, compared with 23.6% (restated) for the year ended 30 June 2001. The 2001 tax charge benefited from a two percentage point reduction, reflecting a low effective rate of taxation in respect of associated companies, which did not recur in 2002.

The effective rate of taxation on profit after goodwill and exceptional items for the year ended 30 June 2002 was 27.1% compared with 25.3% for the year ended 30 June 2001.

Year ended 30 June 2001 compared with year ended 30 June 2000

The organic growth calculations for turnover, net sales (turnover less excise duties) and operating profit before goodwill amortisation and exceptional items for the year ended 30 June 2001 were as follows:

Turnover

				2000		Organic		Organic
	2000	Exchange	Disposals	restated	Acquisitions	growth	2001	growth

	£ million	£ million	£ million	£ million	£ million	£ million	£ million	%
Premium drinks
Major markets
North America	1,717	174	(3)	1,888	—	204	2,092	11
Great Britain	1,218	—	(4)	1,214	—	90	1,304	7
Ireland	927	(15)	—	912	—	30	942	3
Spain	494	(15)	(170)	309	—	26	335	8

	4,356	144	(177)	4,323	—	350	4,673	8
Key markets	1,615	(7)	(33)	1,575	127	105	1,807	7
Venture markets	1,146	12	(113)	1,045	—	55	1,100	5

Total premium drinks	7,117	149	(323)	6,943	127	510	7,580	7
Quick service restaurants	941	70	—	1,011	5	26	1,042	3

Continuing operations	8,058	219	(323)	7,954	132	536	8,622	7
Discontinued operations	3,812	335	(81)	4,066	60	73	4,199	2

	11,870	554	(404)	12,020	192	609	12,821	5

Net sales

				2000		Organic		Organic
	2000	Exchange	Disposals	restated	Acquisitions	growth	2001	growth

	£ million	£ million	£ million	£ million	£ million	£ million	£ million	%
Premium drinks
Major markets
North America	1,389	140	(3)	1,526	—	215	1,741	14
Great Britain	731	—	(3)	728	—	69	797	9
Ireland	605	(9)	—	596	—	31	627	5
Spain	405	(12)	(152)	241	—	21	262	9

	3,130	119	(158)	3,091	—	336	3,427	11
Key markets	1,330	(1)	(23)	1,306	80	64	1,450	5
Venture markets	869	8	(85)	792	—	53	845	7

Total premium drinks	5,329	126	(266)	5,189	80	453	5,722	9
Quick service restaurants	941	70	—	1,011	5	26	1,042	3

Continuing operations	6,270	196	(266)	6,200	85	479	6,764	8
Discontinued operations	3,812	335	(81)	4,066	60	73	4,199	2

	10,082	531	(347)	10,266	145	552	10,963	5

Operating profit before goodwill amortisation and exceptional items

				2000		Organic		Organic
	2000	Exchange	Disposals	restated	Acquisitions	growth	2001	growth

	£ million	£ million	£ million	£ million	£ million	£ million	£ million	%
Premium drinks
Major markets
North America	317	(15)	—	302	—	61	363	20
Great Britain	150	—	(1)	149	—	13	162	9
Ireland	135	5	—	140	—	16	156	11
Spain	96	3	(28)	71	—	14	85	20

	698	(7)	(29)	662	—	104	766	16
Key markets	392	12	(9)	395	23	29	447	7
Venture markets	196	1	(15)	182	—	37	219	20

Total premium drinks	1,286	6	(53)	1,239	23	170	1,432	14
Quick service restaurants	202	—	—	202	—	(25)	177	(12)

Continuing operations	1,488	6	(53)	1,441	23	145	1,609	10
Discontinued operations	492	—	(5)	487	7	24	518	5

	1,980	6	(58)	1,928	30	169	2,127	9

Notes

(1)  The exchange adjustments for turnover, net sales and operating profit before goodwill amortisation and exceptional items are principally in respect of the US dollar.

(2)  Disposal adjustments for turnover, net sales and operating profit were in relation to the sale of four European spirits brands (£105 million, £75 million and £18 million, respectively); the disposal of Cruzcampo beer business (£170 million, £151 million and £29 million, respectively); other premium drinks disposals (£48 million, £40 million and £6 million, respectively); and the sale of certain packaged food businesses (£81 million, £81 million and £5 million, respectively).

(3)  Acquisition adjustments for turnover, net sales and operating profit before goodwill amortisation and exceptional items were in relation to the acquisition of further equity interests in former associated companies (£127 million, £80 million and £23 million, respectively); the purchase of quick service restaurants in the Netherlands (£5 million, £5 million and £nil, respectively); and the purchase of certain packaged food businesses (£60 million, £60 million and £7 million, respectively).

(4)  Organic growth percentages are calculated as the organic growth amount in £ million, expressed as a percentage of the 2000 restated figures.

(5)  Global duty free operations are now reported in key markets and therefore the North American operating profit reported for the year ended 30 June 2000 has been adjusted, from that reported in 2000, by £10 million from £327 million to £317 million.

Diageo group

The results of the group for the two years ended 30 June 2001 are summarised below:

	Year ended 30 June

	2001	2000

	£ million	£ million
Operating profit before goodwill amortisation and exceptional items	2,127	1,980
Goodwill amortisation	(26)	(17)
Operating exceptional items	(228)	(181)

Operating profit	1,873	1,782
Share of profits of associates	203	198
Other exceptional items	(4)	(166)
Interest payable (net)	(350)	(363)

Profit before taxation	1,722	1,451
Taxation	(435)	(387)
Minority interests	(80)	(74)

Profit for the year	1,207	990

The group uses a weighted average exchange rate to translate the results of its US subsidiaries in its consolidated financial statements. For the year ended 30 June 2001, this rate was £1 = $1.45 (2000 — £1 = $1.60).

On a reported basis, turnover increased by £951 million (8%) from £11,870 million in the year ended 30 June 2000 to £12,821 million in the year ended 30 June 2001. For continuing operations, turnover increased by £564 million (7%) from £8,058 million in the year ended 30 June 2000 to £8,622 million in the year ended 30 June 2001. On an organic basis, turnover for continuing operations grew 7%.

Reported operating profit, before goodwill amortisation and exceptional items, increased £147 million (7%) from £1,980 million to £2,127 million in the year ended 30 June 2001. Reported operating profit before goodwill amortisation and exceptional items, for continuing operations, increased by £121 million (8%) from £1,488 million to £1,609 million. Excluding the favourable effects of currency, operating profit before goodwill amortisation and exceptional items for continuing operations increased 8% and on an organic basis increased 10%.

On a reported basis, marketing expenditure for continuing operations increased 11% from £932 million to £1,031 million. Organically, marketing expenditure for continuing operations increased 10%.

Reported profit before goodwill amortisation, exceptional items, taxation and minority interests increased by £165 million (9%) from £1,815 million in the year ended 30 June 2000 to £1,980 million in the year ended 30 June 2001. In local currency terms this was an increase of 8%. The net interest charge decreased by £13 million (4%) from £363 million to £350 million in the year ended 30 June 2001.

Exceptional items before taxation were a loss of £232 million in the year ended 30 June 2001. After exceptional items, profit before taxation and minority interests increased by £271 million from £1,451 million to £1,722 million in the year ended 30 June 2001, and profit for the year increased by £217 million from £990 million to £1,207 million.

Operating profit before goodwill amortisation and exceptional items, expressed as a percentage of turnover, was 16.6% in the year ended 30 June 2001 (2000 — 16.7%).

Premium drinks

Reported turnover increased by £463 million (7%) from £7,117 million in the year ended 30 June 2000 to £7,580 million in the year ended 30 June 2001. Reported operating profit before exceptional items increased by £146 million (11%) from £1,286 million to £1,432 million. On an organic basis, turnover increased 7% and operating profit increased 14%.

Volume increased by 4% as a result of volume growth of 6% in global priority brands and 4% in local priority brands. Volume in other categories, which account for 30% of total volume and 28% of total net sales, declined 1% mainly due to continued weakness in other spirits, which were down 1%, and other wines, where volume was down 5% compared to last year.

Net sales increased by 9% to £5,722 million, driven by a combination of price increases, mix improvement and the continued growth of the ready to drink portfolio.

Volume and net sales growth by brand classification

	Equivalent	Volume	Net sales
	cases	growth	growth

	millions	%	%
Johnnie Walker	10.6	3	7
Guinness	11.0	3	6
Smirnoff	18.4	12	52
J&B	6.2	2	4
Baileys	5.1	10	11
Cuervo	4.3	(6)	9
Tanqueray	1.9	4	7
Malibu	2.3	20	21

Total global priority brands	59.8	6	15
Local priority brands	14.2	4	8
Other	32.5	(1)	(2)

	106.5	4	9
Acquisitions	2.1

Total	108.6

Marketing investment increased 10% to £995 million. Marketing spend on the global priority brands grew by 15% to £708 million, particularly behind the launch of Smirnoff Ice in North America, the Keep Walking campaign for Johnnie Walker, and on Baileys. Marketing investment as a percentage of net sales increased by 0.2 percentage points.

	Global priority	Local priority	Other
	brands	brands	brands	Total

	%	%	%	%
Volume growth by market
Major markets
North America	6	4	—	4
Great Britain	8	3	—	6
Ireland	1	(1)	(2)	—
Spain	7	23	(10)	4
	6	2	(1)	4
Key markets	4	4	1	3
Venture markets	10	8	(5)	4
Total	6	4	(1)	4
Net sales growth by market
Major markets
North America	21	13	1	14
Great Britain	16	3	(3)	9
Ireland	7	5	4	5
Spain	12	29	(10)	9
	17	7	—	11
Key markets	10	12	(4)	5
Venture markets	15	8	(6)	7
Total	15	8	(2)	9

Review by market

North America

Volume up 4%

Turnover up 11%
Net sales up 14%
Marketing up 10%
Operating profit up 20%

The North American market continued its strong growth. Reported turnover was up 22% from £1,717 million to £2,092 million in the year ended 30 June 2001. On an organic basis this represented growth of 11%. Volume was up 4%, net sales up 14% and operating profit up 20%. Johnnie Walker volume grew 3% and net sales rose 9%. This was the result of strong growth from Johnnie Walker Black Label, which increased market share by 3 percentage points. The Keep Walking campaign launched in February 2001 was a key driver of this growth. The standard Scotch category remains soft. J&B volume declined by 3%, against a decline of 15% last year, and this decline was offset by price increases resulting in net sales growth of 2%.

Smirnoff volume grew by 11% with the successful launch of Smirnoff Ice, which achieved a volume of 1.1 million equivalent cases, representing 14% of total Smirnoff volume. Excluding Smirnoff Ice, volume declined by 4%, as the price increases implemented last year to reposition the brand continued to impact volume, though net sales increased by 4%.

Baileys volume continued to grow and was up 5% in the year. Malibu volume grew by 29%. Cuervo volume continues to be affected by the shortage of agave, a key ingredient in tequila, and while volume was down 6%, net sales grew 8%.

Volume of local priority brands grew by 4% to 2.6 million equivalent cases. Buchanan’s volume grew by 22% and net sales grew by 24%, following a 3% price increase. Beaulieu Vineyard continued to perform strongly with volume up 15% and net sales up 23%.

Marketing increased by 10% to £302 million mainly due to increases in spend behind flavoured Smirnoff line extensions and the introduction of Smirnoff Ice. Marketing investment behind Baileys was up 19% with the launch of the Celebrate campaign.

Great Britain

Volume up 6%

Turnover up 7%
Net sales up 9%
Marketing up 6%
Operating profit up 9%

In Great Britain, led by the continued growth of Smirnoff Ice, organic turnover growth was 7%. On a reported basis, turnover was up 7% from £1,218 million to £1,304 million in the year ended 30 June 2001. Volume increased by 6%, net sales grew by 9% and operating profit grew by 9%. Smirnoff volume grew 18% driven by strong performances by both Smirnoff Ice and Smirnoff Red. Smirnoff, excluding Smirnoff Ice, grew 4% driven by increased promotional activity and the brand’s association with dance music events. Smirnoff Ice volume doubled to 0.8 million equivalent cases in its second full year following launch, reflecting trade distribution increases in both the off and on trade. In the on trade, distribution doubled to nearly 50%.

Baileys volume grew 14%, with continued growth in its share of both liqueurs and total spirits categories. Net sales grew 11%. Marketing investment increased by 30% over the prior year. Malibu volume declined by 2% as ready to drink products took some share from the specialities category; however, the second half performance showed signs of improvement driven by a successful advertising campaign.

Guinness volume increased 1% compared to a strong performance in the previous year, despite a decline of approximately 4% in the beer category. Growth has been driven by Guinness Draught Extra Cold and the rollout of the new Guinness fount. Marketing overall fell by 10%, reflecting the high level of investment in the Rugby World Cup in 1999.

Local priority brands volume grew by 3%. Bells’ volume grew by 3%, helped by marketing investment up 10% behind promotional activity at Christmas and a new advertising campaign. Archers Aqua, a new ready to drink product designed to leverage the female franchise of Archers, was launched in May 2001. The launch has been very successful with initial sales of 40,000 equivalent cases.

Ireland

Volume flat

Turnover up 3%
Net sales up 5%
Marketing investment up 9%
Operating profit up 11%.

Turnover was up 3% on an organic basis and 2% on a reported basis, increasing from £927 million in the year ended 30 June 2000 to £942 million this year. The decline in Guinness volume in Ireland slowed from 4% in the year ended 30 June 2000 to 3% in the year ended 30 June 2001. In the Republic of Ireland, the long term decline in Guinness’ share of the long alcoholic drinks market has halted, and market share has remained constant at about 34% over the past year. Net sales grew by 1%. Marketing investment, which was 4% lower, was refocused around the Witness programme.

Smirnoff volume grew by 9% and net sales grew by 36%. Smirnoff Ice volume doubled to 118,000 equivalent cases. Smirnoff Ice is the market leader in premium packaged spirits in the Republic of Ireland with 50% market share. Smirnoff volume, excluding Smirnoff Ice, grew by 1% and net sales grew by 3%. Marketing investment grew by over 50% behind a new advertising campaign launched in December 2000.

Baileys volume and net sales both grew by 21%. Baileys has increased its market share in the year ended 30 June 2001 by 3 percentage points to 42%. Marketing spend increased with a year round media presence and sponsorship of television programmes.

Spain

Volume up 4%

Turnover up 8%
Net sales up 9%
Marketing up 14%
Operating profit up 20%

Spain reported turnover of £335 million in the year ended 30 June 2001, down 32% against the £494 million reported in the prior year. On an organic basis, this represented growth of 8%. As a result of continued strong growth in all key brands, volume increased by 4%, net sales grew by 9%, and operating profit grew by 20%. Reported movements were affected by the disposal last year of Grupo Cruzcampo SA. J&B volume grew by 7% while maintaining share. Price increases of 2% were implemented in October 2000. Marketing was up 1%. Johnnie Walker volume grew 1%, with a 24% growth in Johnnie Walker Black Label in response to the introduction of the Keep Walking campaign. Cardhu volume also grew strongly, up 23% to 169,000 cases, and net sales grew 29%. The premium malts category has been growing at about 20% per annum and Diageo’s market share increased from 50% to 53%.

Smirnoff volume grew by 2%. This volume growth together with a significant price increase led to net sales growth of 27%. Marketing investment grew by 26%. Baileys volume grew by 6%, supported by the introduction of a year round advertising campaign, and marketing investment grew by 10%. Baileys net sales grew by 12% driven by price increases.

Malibu volume grew by 37% to 195,000 equivalent cases. Marketing investment grew by 38% behind the introduction of a new advertising campaign.

Pampero dark rum volume grew 60% to 100,000 cases and it is the fastest growing brand in the fastest growing premium drinks category of the Spanish market.

Key markets

Volume up 3%

Turnover up 7%
Net sales up 5%
Marketing up 10%
Operating profit up 7%

Key markets operating profit and turnover grew by 7%, reflecting varied performance across a number of markets. Reported operating profit for key markets grew by 14% to £447 million, as East African Breweries and Bundaberg are now accounted for as subsidiaries following the acquisition of further shares. Reported turnover increased £192 million (12%) to £1,807 million in the year ended 30 June 2001 compared with £1,615 million in the prior year. This was despite the disposal in Brazil of certain non-core brands including Dreher.

In the African key markets, Guinness volume was up 8%, with strong growth in Nigeria and Cameroon driven by the Michael Power advertising campaign. Spirits volume was up by 8% driven by the performance of Smirnoff Ice in South Africa and Johnnie Walker in West Africa.

In Venezuela, where the economy has benefited from an increase in oil prices, the business has performed well and volume was up 77%. Johnnie Walker Black Label and Johnnie Walker Deluxe grew 30% and VAT69 volume tripled to 0.9 million cases. Overall the other Latin American markets designated as key (Brazil, Paraguay, Colombia and Mexico) reported results down compared with last year, as volume declined due to duty increases and distributor de-stocking.

In Thailand, economic conditions and an excise duty increase in April 2001 impacted the business’ performance. Volume declined by 2% and net sales declined by 1%. Marketing expenditure was up 66%, due to the impact of staging the Johnnie Walker Classic golf tournament.

In Taiwan, the successful introduction of the Keep Walking campaign for Johnnie Walker and a distribution drive for Johnnie Walker Black Label and Johnnie Walker Red Label into independent off trade retail led to a strong year. Johnnie Walker volume growth in total was 26% with Johnnie Walker Black Label up 69%.

Volume in Korea was up by 30%, with a 25% increase in Dimple volume to over 700,000 cases. Approximately 50% of the volume growth could be attributed to an increase in distributor stocks before the introduction of a new liquor purchase card in the market.

In Greece, there was strong volume growth across global priority brands. Gordon’s Space volume was up 30% and it is the number one ready to drink brand in the market.

Venture markets

Volume up 4%

Turnover up 5%
Net sales up 7%
Marketing up 16%
Operating profit up 20%

Reported turnover in venture markets was down 4% to £1,100 million in the year ended 30 June 2001, compared with £1,146 million in the prior year. Reported figures were impacted significantly by the disposal of four European spirits brands during the year ended 30 June 2002. Organic turnover growth was 5%. Operating profit increased by 20% to £219 million with strong performances in most markets. Volume grew by 4%, with global and local priority brands growing 10% and 8%, respectively. Net sales increased by 7% and marketing investment grew by 16%, reflecting increased investment behind Johnnie Walker Black Label and Baileys, as well as the launch of Smirnoff Ice in a number of markets. The European venture businesses performed well and although the Asian venture businesses had a challenging year, being impacted by economic down turn in Asia, overall they delivered both volume and profit growth compared with the year ended 30 June 2000.

Quick service restaurants

System sales down 1%

Total restaurants up 211 compared with 30 June 2000 to 11,372
Worldwide comparable restaurant sales down 4%
North America comparable restaurant sales down 4%
Operating profit down 12% to £177 million
Reported operating margin down 2.9 percentage points to 17.0%

In the year ended 30 June 2001, reported system sales (sales by franchisee and owned restaurants to external customers) increased 9% from £7,117 million in the year ended 30 June 2000 to £7,722 million. This increase was attributable to exchange gains and on an organic basis system sales were down 1%. Total restaurants worldwide at 30 June 2001 were 11,372 up 2% compared with 30 June 2000.

In the year ended 30 June 2001, there were fewer restaurant openings and more closures in the year compared to the year ended 30 June 2000. In the year ended 30 June 2001, 550 new restaurants were opened against 796 new openings in the prior year. In addition, restaurant closures were 339 in the year, compared with 161 last year. These adverse movements were due to a weaker financial position of some parts of the franchisee system and a tightened lending environment. Reported operating profit fell by £25 million from £202 million to £177 million. Organically operating profit declined by 12% and operating margin was down 2.9 percentage points to 17.0%.

Worldwide comparable restaurant sales (sales by the same portfolio of restaurants for both periods) declined by 4%, with 4% decline in the United States. The decline in operating profit reflects the decline in worldwide comparable restaurant sales and the lower level of increases in restaurant numbers.

In North America, system sales were down 2%, which led to an 18% decline in operating profit. The North American business declined 24% in the second half of the year compared to a 12% decline in the first half. The reduction in the number of new restaurant openings and the closure of an increased number of poor performing restaurants has reduced profits.

The International business experienced a decline in comparable restaurant sales of 4%. The International business suffered significant decline in comparable restaurant sales in the second half, driven primarily by the slowdown in Europe, where comparable restaurant sales were down 9%. In addition, new restaurant openings were lower than in the prior year and 23 restaurants were closed in Poland and 45 in Japan as a result of the decision to exit this market.

Packaged food

Volume flat

Turnover up 2% to £4,199 million
Marketing expenditure up 6% to £886 million
Operating profit up 5% to £518 million
Operating margin up 0.3 percentage points to 12.3%

Improved performance in Pillsbury North America was offset by the impact of softness in the Foodservice category. In the year ended 30 June 2001, reported volume was down 1% against the year ended 30 June 2000. Organically volume was flat. Pillsbury’s turnover increased 2% to £4,199 million in the year ended 30 June 2001 as a result of higher pricing and improved mix of value added products in Pillsbury North America and volume growth in Pillsbury International. Overall top line growth was limited by Pillsbury Bakeries and Foodservice where turnover declined due to category softness and aggressive competitor activity. Investment in marketing activities, mainly in Pillsbury North America, increased 6% during the year to £886 million in support of new products and other growth initiatives. Growth in turnover, coupled with lower overheads, due in part to the restructuring actions taken last year, improved operating profit by 5% to £518 million in the year ended 30 June 2001 and operating margin by 0.3 percentage points.

Pillsbury’s largest business, Pillsbury North America, achieved turnover growth of 4%. Operating margin growth was achieved as a result of pricing actions across the portfolio and volume increases in value added products. An increase of 7% in marketing investment provided the foundation for continuing growth.

Turnover increases were led by Progresso up 21%, Totino’s up 9% and Old El Paso up 7%. Progresso continued to gain market share behind a 30% increase in marketing investment and the successful introduction of new products. Strong category performance and successful merchandising programmes drove Totino’s growth during the year. Old El Paso returned to growth on the strength of Meal Dinner Kit products. Refrigerated Baked Goods achieved double digit operating profit growth driven by improved pricing, operational efficiencies and more efficient marketing investment. Frozen Breakfast turnover and profit declined during the year as competitive activities increased in the waffles segment and as expenditure increased in support of new product introductions.

Turnover for Pillsbury Bakeries and Foodservice declined 6% as the foodservice and in-store retail channels experienced softness due to weaker demand and increased competitor activity. These trends have impacted Pillsbury Bakeries and Foodservice sales to a number of quick serve and midsize restaurants and also volume sold through distributors. The reduction in turnover, combined with margin pressures from a more intense competitive environment, resulted in a 39% decline in operating profit during the year. In recent months Pillsbury Bakeries and Foodservice has made improvements which have lowered costs and streamlined manufacturing operations.

Turnover growth of 3% was achieved in Pillsbury International driven by volume increases in key markets such as the United Kingdom, Venezuela, the Middle East and Australia. The Häagen-Dazs and Old El Paso brands achieved strong volume growth. Turnover growth was limited by soft volume performance in Brazil and Argentina due to unfavourable economic conditions. Overall, increased investment in marketing and local infrastructure outweighed turnover gains during the year.

Associates

Profit from associates increased by £5 million from £198 million in the year ended 30 June 2000 to £203 million in the year ended 30 June 2001, an organic increase of 7%. Diageo’s share of operating profit from Moët Hennessy increased by £20 million from £135 million to £155 million. During the year the group acquired additional ordinary shares in Bundaberg Distilling Investments Pty Limited in Australia and East African Breweries Limited which, as a result, became subsidiaries.

Exchange

Exchange rate movements during the year ended 30 June 2001, including the effect of the currency option cylinders, favourably impacted profit before goodwill, exceptional items and tax by £11 million. The adverse impact of exchange rate movements on the translation of overseas operating profit was £22 million, which was more than offset by the favourable impact on transactions in the year of £28 million, giving a net favourable impact on operating profit of £6 million. Exchange rate movements also favourably affected the share of profits of associates by £1 million and the interest charge by £4 million.

Goodwill

Goodwill amortisation in the year ended 30 June 2001 was £26 million compared with £17 million in the year ended 30 June 2000. The increase is in respect of Burger King and Pillsbury acquisitions.

Exceptional items

Exceptional items are those that need to be disclosed by virtue of their size or incidence. Such items are included within the profit and loss account caption to which they relate, and are separately disclosed either in the notes to the consolidated financial statements or on the face of the profit and loss account.

Exceptional items before taxation in the year ended 30 June 2001 amounted to £232 million (2000 — £347 million) comprising £228 million (2000 — £181 million) charged to operating profit, £19 million profit (2000 — £5 million) arising on the disposal of fixed assets and a loss of £23 million (2000 — £168 million) on the disposal and termination of businesses. Exceptional items charged to operating profit comprised integration costs of £74 million (2000 — 83 million); production reorganisation costs in premium drinks of £54 million (2000 — £nil); business ownership restructuring of £25 million (2000 — £nil); integration and restructuring costs in packaged food of £10 million (2000 — £43 million); quick service restaurants net operating exceptional costs of £65 million (2000 — £55 million). In addition, for the year ended 30 June 2000 exceptional charges included reorganisation costs in respect of Ice Cream Partners in the packaged food business of £3 million.

The restructuring cost for the year ended 30 June 2001 included £74 million in respect of the integration of the UDV (spirits and wine) and the Guinness (beer) businesses to create premium drinks. Approximately £32 million of the costs were employee related, principally redundancy, £7 million were asset write downs, and the balance included consultancy and systems costs. The £74 million integration cost comprised £32 million in respect of global corporate functions, £15 million on the integration of the spirits and wine businesses in Great Britain, £12 million on business services and £15 million in other countries around the world. Synergies achieved in the year, as a result of the integration of the spirits and wine and beer business during the year, amounted to £18 million. The integration and restructuring costs in the year ended 30 June 2000 comprised the final charge of £83 million in respect of the Merger of GrandMet and the Guinness Group.

In the year ended 30 June 2001, £54 million costs were incurred in the reorganisation of beer production facilities in Great Britain and Ireland. Included in the costs were £23 million of employee related costs, principally redundancy, and £26 million of tangible fixed asset write downs. The reorganisation included the closure of the Dundalk packaging plant in Ireland, the restructuring of the Dundalk brewery and Belfast packaging plant both in Ireland and the restructuring of the packaging plant in Runcorn in England.

In the year ended 30 June 2001, £25 million costs arose from the restructuring of ownership and management within premium drinks. Approximately £12 million costs were employee related and the balance included branch establishment and systems development costs.

Packaged food incurred restructuring costs of £10 million in respect of production facilities in Pillsbury’s Bakeries and Foodservice division (2000 — £43 million for the integration of DCA Bakery and organisational changes).

In the year ended 30 June 2001, exceptional items also included three items relating to Burger King. Following a review by management, provisions of £49 million have been made against certain fixed assets. In addition, there were costs associated with litigation amounting to £21 million. These costs have been partly offset by exceptional income of £5 million in respect of successor franchise fees. As part of its transformation programme, Burger King has incentivised franchisees with phased royalty changes for a specified time if they agree to a new successor franchise agreement and to upgrade and migrate their existing restaurants to the current image requirements within 18 months for the financial year 2000 programme and 12 months for the financial year 2001 programme. The successor franchise agreement involves the receipt of franchise renewal fees, which were reported as exceptional income in the years ended 30 June 2001 and 2000.

In the year ended 30 June 2000, exceptional items also included three exceptional items relating to Burger King amounting to a net charge of £55 million. Litigation damages of £34 million were awarded by an Australian court in a legal dispute with Burger King’s Australian franchisee, Hungry Jack’s Pty Ltd. In addition, £38 million was incurred to minimise the interruption of product supply to its entire system and to ensure a smooth transition to Burger King’s new US regional distributors following AmeriServe’s bankruptcy filing in January 2000. The successor franchise fee income for the year ended 30 June 2000 was £17 million.

In the year ended 30 June 2001, the disposals of premium drinks brands in Latin America resulted in a profit of £28 million. Professional fees, retention bonuses and other costs totalling £51 million were incurred in the year relating to the Pillsbury/ General Mills transaction.

In the year ended 30 June 2000, the disposals of spirits and wine brands, principally in Europe, resulted in a charge of £247 million, of which £214 million was in respect of goodwill previously written off. The sale of Grupo Cruzcampo SA to Heineken NV resulted in an exceptional gain of £82 million, after charging £224 million in respect of goodwill previously written off.

Exceptional items in respect of the disposal of fixed assets in the year ended 30 June 2001, included a gain of £17 million relating to the sale in premium drinks of land in Ireland.

Interest

The interest charge in the year ended 30 June 2001 decreased to £350 million from £363 million in the prior year. The benefits in respect of the disposal of businesses and cash flow were partly offset by the funding of acquisitions and share repurchases.

Income taxes

The group complied with FRS 19 — Deferred tax for the first time during the year ended 30 June 2002, and the two years ended 30 June 2001 have been restated. The effective rate of taxation on profit before goodwill amortisation and exceptional items for the year ended 30 June 2001 was 23.6% (restated from 23.0%), compared with 25.2% (restated from 26.2%) for the year ended 30 June 2000. Two percentage points of the reduction in the effective rate reflects a low effective rate of taxation in respect of associated companies which is not expected to recur.

The effective rate of taxation on profit after goodwill and exceptional items for the year ended 30 June 2001 was 25.3% compared with 26.7% for the year ended 30 June 2000.

CRITICAL UK GAAP ACCOUNTING POLICIES

The preparation of financial statements requires management to make estimates and judgments. Diageo’s accounting policies are set out on pages F-8 to F-10 of the consolidated financial statements. Of these policies, the Board considers that policies in relation to the following areas are of greater complexity and/or particularly subject to the exercise of judgment.

Brands

Acquired brands are held on the consolidated balance sheet at cost. Where brands are regarded as having indefinite useful economic lives, they are not amortised. Assessment of the useful economic life of an asset, or that an asset has an indefinite life, requires considerable management judgment. Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. In particular, the group performs a discounted cash flow analysis annually to compare discounted estimated future operating cash flows to the net carrying value of each acquired brand. Any impairment write downs identified are charged to the profit and loss account. The test is dependent on management estimates and judgments, in particular in relation to the forecasting of future cash flows, and the discount rate applied to these cash flows.

Acquisitions

Diageo acquired part of the spirits and wine businesses of Seagram on 21 December 2001. The fair value of the tangible net assets of the businesses that Diageo has retained has been provisionally estimated at £0.7 billion. The excess of the £3.5 billion purchase consideration over the fair value of the net assets, (excluding businesses held for resale) provisionally estimated at £2.8 billion, is accounted for as intangible assets. The fair values of the net assets of the businesses that Diageo has retained continue to be assessed and this may result in a decrease or increase in their recorded value.

Post employment benefits

Diageo accounts for post employment benefits under accounting standard SSAP24, and provides additional disclosures in accordance with FRS17. Application of SSAP24 requires the exercise of judgment in relation to assumptions for future pay rises in excess of inflation, employee demographics and the future expected returns on assets. Diageo determines the assumptions to be adopted in discussion with its actuaries, and believes these assumptions to be in line with UK practice generally, but the application of different assumptions could have a significant effect on the amounts reflected in the profit and loss account and balance sheet in respect of post employment benefits.

Operating exceptional items

Operating exceptional items are material items that arise from events or transactions that fall within the ordinary activities of the group and by virtue of their size or incidence, should be separately disclosed if the financial statements are to properly reflect the results for the period. The determination of which items should be separately disclosed as operating exceptional items requires a significant degree of judgment.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow. A summary of the cash flow and reconciliation to movement in net borrowings for the three years ended 30 June 2002 is as follows:

	Year ended 30 June

	2002	2001	2000

	£ million	£ million	£ million
Operating profit before exceptional items	2,106	2,101	1,963
Goodwill amortisation	12	26	17

Operating profit before goodwill amortisation and exceptional items	2,118	2,127	1,980
Depreciation and other amortisation	302	377	348
Working capital	(125)	(54)	(62)
Restructuring and integration	(148)	(144)	(198)
Other items	(139)	(30)	(25)

Operating cash flow	2,008	2,276	2,043
Interest less dividends from associates	(313)	(376)	(368)
Taxation	(311)	(230)	(285)
Purchase of own shares	(64)	(54)	(38)
Net capital expenditure	(528)	(396)	(488)

Free cash flow	792	1,220	864
Acquisitions and disposals	1,508	(105)	487
Equity dividends paid	(758)	(725)	(683)
Issue of share capital	11	31	12
Own shares purchased for cancellation	(1,658)	(108)	(54)
Redemption of guaranteed preferred securities	—	(39)	—
Exchange	267	(229)	(119)
Non-cash items	(179)	21	4

(Increase)/decrease in net borrowings	(17)	66	511

The primary sources of the group’s liquidity over the last three fiscal years have been cash generated from operations and cash received from dispositions. A portion of these funds has been used to fund acquisitions, to pay interest, dividends and taxes, and to fund capital expenditure.

Free cash inflow generated was £792 million, compared with £1,220 million in the year ended 30 June 2001 and £864 million in the year ended 30 June 2000. Cash inflow, in the year ended 30 June 2002, from operating activities was £2,008 million (2001 — £2,276 million; 2000 — £2,043 million). Discontinued operations contributed £156 million (2001 — £564 million; 2000 — £430 million) to operating cash flow and the Seagram spirits and wine businesses acquired on 21 December 2001 contributed £153 million. Operating cash flow was after £148 million of restructuring and integration costs compared with £144 million and £198 million in the years ended 30 June 2001 and 30 June 2000 respectively. The increase in the year ended 30 June 2002 largely arose because of costs incurred on the integration of the Seagram spirits and wine businesses of £69 million offset by a reduction in reorganisation costs. Operating cash flow in the year ended 30 June 2002 was after the net payment to José Cuervo of £85 million. Working capital increased by £125 million in the year ended 30 June 2002 compared to an increase of £54 million and £62 million in the comparative years. Interest payments including dividends paid to equity minority interests were £400 million compared with £477 million in the year ended 30 June 2001 and £432 million in the year ended 30 June 2000. Purchases of tangible fixed assets in the current year amounted to £585 million (2001 — £439 million; 2000 — £547 million) and were attributable to the following segments: premium drinks £330 million, quick service restaurants £222 million and packaged food £33 million (2001 — £176 million, £150 million and £113 million, respectively; 2000 — £262 million, £120 million and £165 million, respectively). There were no individually significant expenditures on tangible fixed assets during the three years ended 30 June 2002. The company spent £64 million on the purchase of its own ordinary shares for employee option schemes compared to £54 million in the prior year and £38 million in the year ended 30 June 2000. Tax payments were higher in the year ended 30 June 2002 than the comparable years at £311 million due principally to recovery of advance corporation tax paid in the United Kingdom in previous years.

Sale of businesses generated £5,100 million (2001 — £31 million; 2000 — £638 million) arising principally from the disposal of Pillsbury and the subsequent sale of shares in General Mills to General Mills of £4,179 million, the disposal of the Malibu brand for £554 million and the subsequent sale of businesses acquired with Seagram of £203 million. The sale consideration received in the year ended 30 June 2001 included the net proceeds in respect of the sale of UDV Indústria e Comércio Ltda in Brazil, less costs in respect of the combination of Pillsbury with General Mills. The sale consideration received in the year ended 30 June 2000 included the net proceeds from the sale of Grupo Cruzcampo SA and the sale of four European premium drinks brands.

The consideration received in the year ended 30 June 2002 was offset by acquisitions costing £3,592 million (2001 — £136 million; 2000 — £151 million). The spirits and wine businesses of Seagram in the year ended 30 June 2002 cost £3,533 million. The amounts spent on acquisitions in the year ended 30 June 2001 included £56 million on the remaining 50% equity interest in the Bundaberg Distilling Investments Pty Limited in Australia.

Capital repayments. The group’s management is committed to enhancing shareholder value, both by investing in the businesses and brands so as to improve the return on investment and by managing the capital structure so as to reduce the cost of capital, while maintaining prudent financial ratios. See ‘Item 11. Quantitative and Qualitative Disclosures about Market Risk — Interest rate risk’.

The company acquired, and subsequently cancelled, 198 million (2001 — 17.8 million; 2000 — 9.5 million) ordinary shares during the year ended 30 June 2002 for a consideration including expenses of £1,658 million (2001 — £108 million; 2000 — £54 million). The group continues to review its capital structure and will continue to conduct share buy-backs when appropriate.

Borrowings. The group’s policy is to maintain the proportion of borrowings maturing within one year at below 60% of total borrowings, and to maintain the level of commercial paper at below 50% of total borrowings. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

The group’s net borrowings comprise the following:

	As at 30 June

	2002	2001	2000

	£ million	£ million	£ million
Total borrowings	(7,429)	(7,595)	(6,782)
Finance leases	(28)	(41)	(39)
Offset by:
Cash and bank deposits	1,596	1,842	1,063
Interest rate and foreign currency swaps	365	315	213

	(5,496)	(5,479)	(5,545)

The group’s net borrowings (after the impact of foreign currency swaps) were denominated in the following currencies:

				Euro
Net borrowings	Total	US dollar	Sterling	currencies	Other

	£ million	%	%	%	%
2002	(5,496)	86	(9)	21	2
2001	(5,479)	81	(4)	21	2
2000	(5,545)	76	(1)	22	3

Cash and bank deposits were denominated in the following currencies (bank deposits represent amounts placed with financial institutions which require notice of withdrawals of more than 24 hours to avoid an interest penalty):

				Euro
Cash and bank deposits	Total	US dollar	Sterling	currencies	Other

	£ million	%	%	%	%
2002	1,596	46	33	7	14
2001	1,842	43	29	11	17
2000	1,063	21	46	10	23

The effective interest rate for the year ended 30 June 2002, based on average net borrowings was 7.4% (2001 — 6.2%; 2000 — 6.3%).

The maturities of the borrowings due within one year for 2002 were £3,687 million (2001 — £3,587 million; 2000 — £3,081 million) and due after five years were £624 million (2001 — £686 million; 2000 — £963 million).

The following table summarises the group’s borrowings excluding overdrafts and net of interest rate and foreign currency swaps.

	As at 30 June

	2002	2001	2000

	£ million	£ million	£ million
Global bonds	657	707	656
Yankee bonds	788	850	1,673
Zero coupon bonds	714	710	609
Guaranteed notes	263	497	460
Repurchase agreements	—	800	500
Preferred capital securities	493	532	—
Medium term notes	1,067	832	716
Commercial paper	1,600	1,310	857
Others	1,215	821	958

	6,797	7,059	6,429

During the year ended 30 June 2002 the group borrowed £0.5 billion in the form of guaranteed bonds and £0.4 billion in the form of medium term notes. The guaranteed bonds mature in 2003. The medium term notes are repayable before 2003. During the year ended 30 June 2001 the group borrowed £0.8 billion in the form of preferred capital securities and repurchase agreements and £0.5 billion in the form of medium term notes. The preferred capital securities (£0.5 billion), and the repurchase agreements (£0.3 billion) are repayable on demand (with 30 and 5 days notice, respectively). The medium term notes were repayable before 2002. During the year ended 30 June 2000, the group borrowed £1.5 billion in the form of medium term notes and Yankee bonds. The medium term notes, £0.7 billion, are repayable before 2009, and the Yankee bonds, £0.8 billion, were due one year after the date of drawdown. Also, the group entered into a £500 million five year repurchase agreement, which it guaranteed to repay on demand. These borrowings were used to refinance certain short term borrowings, which became repayable during the year.

The £17 million increase in net borrowings from 30 June 2001 to 30 June 2002 includes free cash inflow of £792 million noted above, net receipts for sales/purchases of businesses of £1,508 million and increases due to exchange movements of £267 million, less dividends paid of £758 million and own shares purchased for cancellation of £1,658 million. The £66 million decrease in net borrowings from 30 June 2000 to 30 June 2001 reflects the free cash inflow of £1,220 million noted above less net payments from sales/purchases of businesses of £105 million, dividends paid of £725 million and decrease due to exchange movements of £229 million.

At 30 June 2002, the group had available undrawn committed bank facilities of £2,105 million (2001 — £2,269 million; 2000 — £2,270 million). Of the facilities, £1,250 million expire in the period up to May 2003 and £855 million expire in the period up to May 2007. Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates plus an agreed margin, which is dependent on the period of drawdown. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes. The committed bank facilities are subject to a minimum interest cover ratio (defined as the ratio of UK GAAP trading profit to net interest, trading profit being the profit on ordinary activities before taking into account exceptional items charged to operating profit and profits on the sale of property and net interest) of 2 times.

Capital commitments not provided for at 30 June 2002 were estimated at £43 million (2001 — £69 million; 2000 — £50 million).

On 31 October 2001, Diageo completed the disposal to General Mills of the worldwide operations of Pillsbury. The group received $3,830 million on the disposal and a further $2,318 million on 5 November 2001 when it sold 55 million of its General Mills shares, as described under ‘Item 10. Additional Information — Material Contracts — Agreement for the combination of Pillsbury and General Mills’. The proceeds were used to fund the acquisition of the Seagram spirits and wine businesses, to conduct share buy backs and to reduce borrowing levels.

Diageo management believes that it has sufficient funding for its working capital requirements.

Maturity analysis of borrowings, finance and operating lease obligations

	Less than	One to	Two to	Three to	Four to	After five
	one year	two years	three years	four years	five years	years	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Borrowings (net of interest rate and foreign currency swaps)	3,687	1,810	611	329	3	624	7,064
Finance leases	6	6	6	6	5	47	76
Operating leases	138	119	111	97	88	564	1,117

In addition there are contractual commitments in respect of various long term purchase contracts entered into for the supply of certain raw materials, principally grapes, cans and glass bottles. These contracts are used to guarantee supply of raw materials over the long term and to enable more accurate predictions of future costs. It is expected that all contractual commitments be funded from future operating cash flows and no new borrowings will be required to meet these obligations.

In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£132 million). Including this guarantee, but net of the amount provided in the consolidated financial statements, the group has given performance guarantees and indemnities to third parties of £102 million (2001 — £47 million).

RECONCILIATION TO US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

Diageo plc is a public limited company incorporated under the laws of England and Wales and the group’s financial statements are prepared in accordance with generally accepted accounting principles (GAAP) applicable in the United Kingdom. UK GAAP differs in certain significant respects from US GAAP. The differences in respect of net income are summarised below.

	Year ended 30 June

	2002	2001	2000

	£ million	£ million	£ million
Turnover — UK GAAP	11,282	12,821	11,870
— US GAAP	10,760	11,868	11,015

Effect on net income of major differences between UK and US GAAP:
Net income in accordance with UK GAAP	1,617	1,207	990
Adjustments to conform with US GAAP:
Brands, goodwill and other intangibles	(137)	(442)	(409)
Inventories	(58)	(74)	(94)
Disposals of businesses	1,022	—	243
Contingent value rights in General Mills shares	166	—	—
Other items	18	(59)	(2)
Deferred taxation	(74)	126	70

Net income in accordance with US GAAP	2,554	758	798

Turnover. UK GAAP turnover (sales in US terminology) was £522 million (2001 — £953 million; 2000 — £855 million) higher than turnover under US GAAP, as (i) following the adoption of EITF 01-09 certain marketing expenditure has been reclassified from selling, general and administrative expenses to a reduction in sales under US GAAP and (ii) the accounting treatment of joint arrangements (between the group and LVMH) is different. Under UK GAAP, the group includes in turnover its attributable share of turnover of joint arrangements, measured according to the terms of the arrangement. Under US GAAP joint arrangements are accounted for under the equity method of accounting and the group’s share of sales of the joint arrangements is not included as part of group sales. Under UK GAAP, sales to joint arrangements by Diageo companies are eliminated on consolidation, but under US GAAP are accounted for as part of external sales. All of the joint arrangements are included in the premium drinks segment.

Net income. The accounting treatment for the merger of the former GrandMet Group and the former Guinness Group was different between UK and US GAAP. For UK GAAP, the merger of the GrandMet Group and the Guinness Group was accounted for under merger accounting principles (pooling of interests) where the results, cash flows and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under US GAAP, the merger was accounted for as an acquisition of the Guinness Group by GrandMet with an effective acquisition date of 31 December 1997. Consequently, the Guinness Group assets and liabilities were recorded at fair values on 31 December 1997. Under US GAAP, the excess of the consideration over the fair value of the net assets has been allocated firstly to identifiable intangible assets based on their fair values with the remainder allocated to goodwill. Fair value adjustments to the recorded amounts of inventories, net of deferred tax, are expensed in the period in which the inventory is utilised.

Brands, goodwill and other intangibles. Under UK GAAP, all intangible assets acquired up to 30 June 1998, other than certain brands have been written off direct to retained surplus in the period acquired. Intangible assets acquired since 1 July 1998 are capitalised on the balance sheet. Where the intangible assets are regarded as having limited useful economic lives, their cost is amortised over those lives; where they are regarded as having indefinite useful economic lives, they are not amortised but are subject to impairment reviews. From 1 July 2001, Diageo applied the requirements of SFAS No. 142 (Goodwill and Other Intangible Assets) to its US GAAP results. SFAS No. 142 requires that brands, goodwill and other intangible assets with indefinite lives, should not be amortised but be reviewed at least annually for impairment. Application of SFAS No. 142 has resulted in a nil charge under US GAAP for amortisation of brands and goodwill for the year ended 30 June 2002. For the year ended 30 June 2001, amortisation of brands and goodwill resulted in an additional charge of £442 million (2000 — £409 million) under US GAAP.

As at 30 June 2002 under US GAAP, an impairment in the carrying value of goodwill attributable to the group’s quick service restaurants business of £135 million has been accounted for. Under UK GAAP the goodwill to which the impairment related to had already been written off to reserves.

Inventories. The fair value of the net assets under US GAAP of the Guinness Group was higher than the net assets under UK GAAP, primarily in respect of maturing whisky inventories. The fair value of the inventories at the date of acquisition (17 December 1997) was £601 million higher under US GAAP compared to UK GAAP. The increase in inventory value is unwinding over a number of years on the sale of the whisky to third parties. In the year ended 30 June 2002, £58 million (2001 — £74 million; 2000 — £94 million) of the fair value increase was realised.

Disposals of businesses. Under UK GAAP, for the year ended 30 June 2002, there was a net gain of £821 million on the disposals of businesses compared to a net gain of £1,843 million under US GAAP. The principal difference arose on the disposal of The Pillsbury Company. The gain under US GAAP was higher principally because the goodwill and brands acquired in the 1989 acquisition of The Pillsbury Company were being amortised over 40 years whereas no amortisation had been charged on the goodwill and brands under UK GAAP. By the date of disposal, US GAAP had incurred cumulative amortisation of £871 million in respect of The Pillsbury Company. In addition, under UK GAAP the cumulative exchange gains and losses arising on the unhedged net assets of The Pillsbury Company remain in reserves on the subsequent disposal of the business. Under US GAAP the exchange on the unhedged net assets of £133 million, on disposal of the business has been credited to the profit and loss account. Other differences arising between UK and US GAAP decreased the gain on disposal of The Pillsbury Company under US GAAP by £47 million principally due to a guarantee to third parties, which resulted in a deferral of part of the gain under US GAAP. For the year ended 30 June 2000, under UK GAAP, there was a net loss of £168 million on the disposals of businesses in the year compared to a net gain of £75 million under US GAAP. The principal difference arose on the disposal of the European spirits brands. Under UK GAAP, the disposals resulted in a loss before taxes of £246 million. Under US GAAP, the carrying value of these assets was lower and an impairment charge of £74 million was established in the year ended 30 June 1999 resulting in a loss of only £19 million on disposal in the year ended 30 June 2000.

Contingent value right. Under UK GAAP, the contingent value right received in connection with the disposal of The Pillsbury Company is treated as a contingent asset and is therefore not recognised until its receipt becomes virtually certain. Under US GAAP, this contingent value right represents a derivative under SFAS No. 133 and is accordingly held at its estimated fair value at the balance sheet date with the estimated gain included in the profit and loss account.

Other items. In the year ended 30 June 2002, UK GAAP net income included charges of £164 million in respect of Seagram integration costs. Under US GAAP, certain of these costs have been capitalised to goodwill on acquisition and this resulted in an £82 million credit to the profit and loss account under US GAAP. In the year ended 30 June 2001, UK GAAP included a £42 million tax credit in respect of associates as a reduction in the tax charge. This tax credit was in respect of tax charges incurred prior to the deemed acquisition of The Guinness Group on 17 December 1997 which, under US GAAP, adjusted the goodwill on the deemed acquisition of the Guinness Group.

NEW ACCOUNTING STANDARDS

The financial information complies, to the extent detailed below, with the following Financial Reporting Standard recently issued by the UK Accounting Standards Board.

FRS 17 — Retirement benefits. This standard replaces the use of actuarial values for assets in a pension scheme in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, interest cost and expected return on assets. Fluctuations in market values and changes in actuarial assumptions are reflected in the statement of total recognised gains and losses. The group has continued to account for pensions and other post employment benefits in accordance with SSAP 24 but has complied with the transitional disclosure requirements of FRS 17 in its consolidated financial statements.

FRS 19 — Deferred tax. This standard requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. It only requires recognition when the resulting deferred tax can be justified as an asset or liability in its own right, thus excluding, for example, deferred tax on periodic revaluations of fixed assets and on retained profits in overseas subsidiaries and associates prior to any commitment to remit those profits. The standard allows the optional discounting of all or none of the deferred tax assets and liabilities, and the group has elected not to discount.

Compliance with this standard has increased the deferred tax provision at 30 June 2001 by £64 million and at 30 June 2000 by £47 million. The tax charge for the year ended 30 June 2001 increased by £19 million of which £13 million is in respect of profit before goodwill amortisation and exceptional items giving a restated effective tax rate, before goodwill amortisation and exceptional items, of 23.6% compared with the 23% originally reported.

The group complied with the following recently issued accounting standards in its US GAAP financial information.

SFAS No. 141 — Business Combinations and SFAS No. 142 — Goodwill and Other Intangible Assets. The group complied with SFAS No. 141 and SFAS No. 142 for the first time in the preparation of its US GAAP financial information on 1 July 2001. See ‘Reconciliation to US Generally Accepted Accounting Principles — Brands, goodwill and other intangibles’, for a discussion of the implementation of SFAS No. 141 and SFAS No. 142.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC

The overall nature of the group’s business does not demand substantial expenditure on research and development. However, the group has ongoing programmes for developing new drinks products. In the year ended 30 June 2002, the group’s research and development expenditure amounted to £28 million (2001 — £71 million; 2000 — £69 million). Research and development expenditure is written off in the year in which it is incurred.

TREND INFORMATION

The following statement on current trading was issued on 29 October 2002, prior to Diageo’s Annual General Meeting.

Major markets. In North America, the premium spirits category remains healthy, and Diageo’s global priority brands continue to perform well. The ‘next generation growth’ strategy has led to new distribution arrangements in 19 states in the United States. While there was some initial disruption to shipments as a consequence of this move, this now seems to be at an end.

The ready to drink category in the US is highly competitive. Smirnoff Ice continues to lead this category by a clear margin, and Diageo is building brand awareness and loyalty for the product and its parent brand. In order to ensure focus on the next ready to drink offerings, Diageo has decided to withdraw Captain Morgan Gold from distributors. As announced at the preliminary results, Diageo has been disappointed with the performance of this product. There will be an additional charge of approximately £18 million in the current financial year relating to stock held by the distributors.

In Great Britain, growth in the global priority brands continues to drive overall performance. Diageo’s ready to drink products are also performing relatively well in a category that has been hit by an increase in excise duty. Diageo has remained competitive on price across its collection of ready to drink products, a collection that is now enhanced following the successful launch of Smirnoff Black Ice.

In Ireland, Guinness is now growing share in the ROI draught beer and cider category after a period of decline, although beer sales in this market are still weak. The successful introduction of Smirnoff Ice on Draught has resulted in volume growth and good share gains for Diageo in the ready to drink category.

The slowdown in the Spanish economy has impacted sales in that country. Volume in the scotch whisky category has declined, although J&B has made a small share gain. Overall, Diageo’s relative performance in premium drinks here has benefited from the very strong growth of the dark rum category led by Diageo’s brands, Cacique (ex-Seagram) and Pampero.

Key markets. As anticipated, the overall performance of the key markets has been adversely impacted by continued social and political unrest and economic difficulties in Latin America. The economic climate in Brazil and Venezuela has worsened since the beginning of the current financial year and at the end of the first quarter operating profits in Latin America key markets were down approximately £15 million against the prior period. Diageo has faced economic pressures of this nature before and is using the expertise already built to mitigate its exposure. Diageo continues to focus on long-term brand building to protect its future and to grow share for its brands.

At the preliminary results, Diageo announced that in Korea its local priority brand Dimple, currently distributed by a third party, will be distributed through its own in-market company from January 2003. Diageo has not shipped any Dimple to the current distributor in the first quarter of this year, and little volume is expected to be recorded in the first half of the current financial year. Sales to consumers have of course continued albeit with some loss of market share.

Venture markets. The overall performance of venture markets continues to be in line with expectations. Diageo’s venture model is flexible and geographically wide-ranging, with weakness in one part of the world often offset by strength in another. Germany in particular is benefiting from the launch of Smirnoff Ice and a new rum product is leading to improvements in the Philippines.

Ready to drink. Total ready to drink performance on a global basis is strong, with double-digit volume growth in the first quarter of the current financial year.

Marketing investment. Diageo is in the privileged position of being able to continue to support its brands with high levels of marketing investment. This investment ensures the health of Diageo’s brands and supports their premium position during this period of challenging economic circumstances.

Seagram spirits and wine acquisition. Diageo acquired several new priority brands with the acquisition of the Seagram spirits and wine business. The performance of these brands has been strong, particularly that of Captain Morgan and Cacique. Overall, the acquisition continues to exceed expectations and current year operating profit will be ahead of projections made at the time of the results despite the incremental cost relating to the withdrawal of Captain Morgan Gold. Additionally, by enhancing brand positions in the United States, the Seagram acquisition has allowed the implementation of the ‘next generation growth’ strategy through which we will make the transition to a network of dedicated sales teams within the US distribution system.

Burger King. The operating environment for the quick service restaurant industry has worsened over the last three months, with aggressive price discounting. Diageo has been delivering on the commitments it made in the agreement reached to sell Burger King and is working with the buying group, led by Texas Pacific Group, towards concluding the sale of this business by the end of this calendar year.

Post employment benefits. As a result of the continued decline in the equity markets Diageo’s net deficit before taxation under FRS 17 has increased from £366 million at 30 June 2002 to approximately £950 million. In the current financial year Diageo will not benefit from approximately £30 million of pension credit included in the reported results for the last financial year.

Cash flow. In the current financial year, cash flow will benefit from the receipt of $89 million from the sale of options to General Mills over 29 million shares Diageo holds in that company and approximately $100 million in compensation from Interbrew for the transfer back to them of the US distribution rights for the Bass brand.

Commentary. At the Annual General Meeting, Paul Walsh, Diageo’s Chief Executive, made the following comments on Diageo’s trading outlook:

“Since our preliminary results announcement, trading conditions have become more difficult but Diageo continues to be well placed to deliver superior levels of growth in premium drinks and value for its shareholders.

“As we indicated in our preliminary results announcement, we expect our performance to be better in the second half than in the first half of the current financial year because of factors such as the phasing of our marketing expenditures and the first time inclusion of the Seagram business into our organic results in the second half.

“Today, given world events and the more difficult world economic environment, current year targets do look increasingly challenging. However, we believe that in Diageo we have a premium drinks model that works and we continue to grow market share around the world, thereby positioning us strongly for improved economic conditions when they occur”.

Recent developments

On 7 November 2002 the following statement was issued updating the position on the disposal of Burger King.

Diageo plc announced on 25 July 2002 the proposed sale of Burger King Corporation to a buyer group composed of Texas Pacific Group (TPG), Bain Capital and Goldman Sachs Capital Partners (the buying group). As announced at the time, the conditions to completion included Burger King Corporation satisfying certain performance targets during the period of closing and the purchaser’s financing.

Diageo has been informed by the buying group that, in the light of the conditions existing in Burger King’s markets and the buying group’s judgement of their potential effects under the agreement, including their potential effects under its financing, the buying group wants to discuss with Diageo potential revisions to the terms of the July agreement.

These discussions are taking place and will continue over the next few weeks. As with any such discussion this may result in no changes to the existing terms, changes to the existing terms, or separation of Burger King Corporation under the transaction to the buying group not proceeding.

Further announcements will be made when appropriate.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

	Age	Position

Directors
Lord Blyth of Rowington	62	Chairman, Non-executive director
Paul S Walsh	47	Chief Executive, Executive director and Chairman of the Executive Committee
Nicholas C Rose	45	Finance Director, Executive director and member of the Executive Committee
Rodney F Chase	59	Non-executive director
Lord Hollick of Notting Hill	57	Non-executive director
Maria Lilja	58	Non-executive director
John K Oates	60	Non-executive director
William S Shanahan	62	Non-executive director
Paul A Walker	45	Non-executive director
Sir Robert Wilson	59	Senior non-executive director
Other members of the Executive Committee
Paul A Clinton	43	President, North America
Stuart R Fletcher	45	President, Key Markets
James N D Grover	44	Strategy Director
Robert M Malcolm	50	President, Global Marketing, Sales and Innovation
Ian K Meakins	46	President, European Major Markets and Global Supply
Ivan M Menezes	43	Chief Operating Officer, North America
Andrew Morgan	46	President, Venture Markets
Timothy D Proctor	52	General Counsel
Gareth Williams	49	Human Resources Director
Company Secretary
Roger H Myddelton	60	Company Secretary

John M J Keenan retired from the board on 31 October 2001.

Information in respect of the directors and senior management is set out below:

Lord (James) Blyth retired as Chairman of The Boots Company PLC at the end of July 2000, having joined in 1987 as Chief Executive and become Chairman in 1998. He was formerly Group Chief Executive of the Plessey Company and Head of Defence Sales at the Ministry of Defence. He was appointed a non-executive director of Diageo plc in January 1999 and Chairman on 1 July 2000. He is Chairman of the nomination committee. Lord Blyth is also a non-executive director of Anixter Inc. and, on 1 October 2002, became a partner in Greenhill & Company (having previously been Senior Advisor).

Paul Walsh joined GrandMet’s brewing division in 1982 and became Finance Director in 1986. He held financial positions with Inter-Continental Hotels and the GrandMet Food Sector from 1987 to 1989 and was appointed Division Chief Executive of Pillsbury in 1990, becoming Chief Executive Officer of The Pillsbury Company in 1992. He was appointed to the GrandMet board in October 1995 and to the Diageo board in December 1997. He became Chief Operating Officer of Diageo plc on 1 January 2000 and Chief Executive of Diageo plc on 1 September 2000. He is also a non-executive director of the Federal Express Corporation and General Mills, Inc, both based in the USA.

Nicholas (Nick) Rose joined GrandMet in June 1992 initially as Group Treasurer, and became Group Controller in 1995. He was appointed Finance Director of IDV in 1996 and became Finance Director of UDV in December 1997. He was appointed to the Diageo plc board in June 1999 and became Finance Director in July 1999. He is also a non-executive director of Moët Hennessy International SA.

Rodney Chase is Deputy Group Chief Executive, BP p.l.c.. He joined BP in 1964 and subsequently held posts within both the Upstream (Exploration and Production) and the Downstream (Refining and Marketing) segments of the industry across three continents: Australasia, Europe and North America. He is also a non-executive director of Tesco PLC and of Computer Sciences Corporation, based in the USA. He was appointed a non-executive director of Diageo plc in January 1999.

Maria Lilja played a leading role in building Nyman & Schultz, a long-established Scandinavian travel management company, which was acquired by American Express in 1993. She served as Head of American Express Europe from 1996 to 2000. She is also non-executive Chairman of Cell Network AB and a non-executive director of Bilia AB, Investment AB BURE, Poolia AB and Intrum Justitia AB, all in Sweden. She was appointed as a non-executive director of Diageo plc in November 1999.

Lord (Clive) Hollick of Notting Hill is Chief Executive of United Business Media p.l.c. He joined Hambros Bank Limited in 1967 and was appointed a director in 1973. He was seconded to J H Vavasseur as Managing Director in 1974, which was renamed MAI plc in 1978 as it developed into a media and financial services group. In March 1996 MAI merged with United News and Media plc. He is a founding trustee of the Institute of Public Policy Research, Chairman of the South Bank Centre and a non-executive director of TRW Inc. based in the USA. He was appointed a non-executive director of Diageo plc in December 2001.

John (Keith) Oates was Deputy Chairman of Marks and Spencer p.l.c. until 1999 and was the founder Chairman of Marks & Spencer Financial Services. His previous experience includes being a BBC Governor, a non-executive director of British Telecommunications plc, John Laing plc and the Financial Services Authority, and Chairman of Quest. He became a non-executive director of Guinness PLC in June 1995 and was appointed as a non-executive director of Diageo plc in December 1997. He is Chairman of the audit committee.

William Shanahan is President of The Colgate-Palmolive Company. He joined Colgate-Palmolive in 1965 as a sales assistant in the international sales department and subsequently held various positions within the company in general management and marketing roles. In 1983 he was appointed an officer of the corporation, in 1989 he became Chief Operating Officer, and in 1992, was also appointed President. He was appointed a non-executive director of Diageo plc in May 1999.

Paul Walker is Chief Executive of The Sage Group plc. He joined Sage in 1984 and was appointed Finance Director in 1987, then Group Chief Executive in 1994. He is also a non-executive director of MyTravel Group plc. He was appointed a non-executive director of Diageo plc in June 2002.

Sir Robert Wilson is Chairman of Rio Tinto plc and Rio Tinto Ltd. He joined the Rio Tinto Group in 1970 and became Executive Chairman of Rio Tinto plc (previously RTZ) in January 1997 and Rio Tinto Ltd in 1998. Prior to this he had been Chief Executive of RTZ since 1991 and Chief Executive of RTZ-CRA, following the merger of the two companies in 1995. He is a non-executive director of The Economist Newspaper Ltd and BG Group plc. He was appointed as a non-executive director of Diageo plc in April 1998. He is the senior non-executive director and Chairman of the remuneration committee.

Paul Clinton was appointed President, North America on 1 September 2000. He joined IDV in 1988, and over the following decade held a series of senior management positions within its wines and spirits operations and became President and Chief Executive Officer in Canada from 1994 to 1996 and President, Wines in 1996. In 1997 he became President of UDV’s in-market company in the North East United States and was appointed Chief Operating Officer for UDV North America, in June 1999.

Stuart Fletcher was appointed President, Key Markets on 1 September 2000. He joined Guinness PLC in 1986 as Deputy Controller of Guinness Brewing Worldwide and was appointed Controller in 1987. He previously held a number of financial positions with Procter & Gamble in the United Kingdom, both in consumer goods and industrial products, and with United Glass. In 1988 he became Finance and Operations Director, United Distillers Japan and in 1990 Chief Financial Officer of Schenley Inc. In 1993 he was appointed Regional Finance Director for United Distillers’ Asia Pacific Region and was made Acting Regional Managing Director for United Distillers’ Pacific Region in January 1995. In August 1995 he became Finance Director of Guinness Brewing Worldwide and then served as President of Guinness’ Americas and Caribbean region based in the United States before becoming Managing Director of Developing and Seed Markets for Guinness Limited in June 1999. He is also a non-executive director of Moët Hennessy International SA.

James (Jim) Grover was appointed Strategy Director in December 1997. He joined GrandMet in 1993, initially as the Strategic Development Director of GrandMet Food Sector (encompassing GrandMet’s worldwide packaged food and Burger King businesses), and subsequently, Strategic Development Director of The Pillsbury Company. He was appointed Group Strategy Director of GrandMet in March 1997. Previously he worked as a management consultant, initially with Booz-Allen & Hamilton, Inc and subsequently with OC&C Strategy Consultants. He was the partner responsible for their consumer goods practice at OC&C and advised a broad array of multi-national food companies on a wide variety of strategic issues.

Robert (Rob) Malcolm was appointed President, Global Marketing, Sales and Innovation on 1 September 2000. He joined UDV as Scotch Category Director in 1999 and was appointed Global Marketing Director later that year. Previously, he held various marketing positions with Procter & Gamble in the United States from 1975 until his appointment in 1988 as Vice President and General Manager Personal Cleansing Products, USA and in 1992 as Vice President and General Manager for the Arabian Peninsula. From 1995 to 1999 he was Vice President, General Manager Beverages, Europe Middle East Africa.

Ian Meakins was appointed President, European Major Markets and Global Supply on 1 September 2000. He joined United Distillers in 1991 as Marketing Director, White Spirits, Europe Region having worked for Procter & Gamble and Bain & Co and been a founding partner of the Kalchas Group, strategic management consultants in 1988. From 1992 he was Managing Director of United Distillers Boutari (then a joint venture between United Distillers and Boutari) in Greece. He was appointed United Distillers Marketing Director Worldwide in September 1994 before being appointed United Distillers, Managing Director Europe in July 1997. From December 1997, he was UDV, Deputy Managing Director, Europe and then UDV, Managing Director, Venture Markets. In December 1999 he became Global Operations Managing Director for UDV.

Ivan Menezes was appointed Chief Operating Officer, North America on 1 July 2002, having previously served as both Managing Director and then President, Venture Markets of Guinness United Distillers & Vintners. Before these appointments, he served as Global Marketing Director for UDV in the United Kingdom from September 1998 and as Group Integration Director for Diageo plc from May 1997. Previously he worked across a variety of sales, marketing and strategy roles with Nestlé in Asia, Booz-Allen & Hamilton, Inc in North America and Whirlpool in Europe.

Andrew Morgan was appointed President, Venture Markets on 1 July 2002. He joined United Distillers in 1987 and held various positions in Europe regions, including General Manager, Greece and Regional Director for Southern Europe. He was appointed United Distillers, Managing Director of International Region in January 1995 and UDV, Regional Managing Director, International in 1997. He was appointed Group Chief Information Officer and President New Business Ventures for Guinness United Distillers & Vintners in September 2000 having previously been Director Global Strategy and Innovation for UDV.

Timothy (Tim) Proctor was appointed General Counsel for Diageo plc in January 2000, having been Director, Worldwide Human Resources, Glaxo Wellcome since 1998. Prior to this, he was Senior Vice President, Human Resources, General Counsel and Secretary for Glaxo’s US operating company. He has over twenty years’ international legal experience, including thirteen years with Merck and six years with Glaxo Wellcome.

Gareth Williams was appointed Human Resources Director in January 1999. He joined the GrandMet Brewing Division in 1984 and moved through a number of personnel positions to become Director of Management Development and Resourcing for the division in 1987. From 1990 to 1994 he held a series of human resources positions in IDV’s North American spirits and wine division, before returning to the United Kingdom to become Group Organisation and Management Development Director of GrandMet. In 1996 he became Human Resources Director for IDV’s global business and in January 1998 took the same title in UDV, following the merger of Guinness and GrandMet. Prior to joining GrandMet, he spent ten years with Ford of Britain in a number of personnel and employee relations positions.

Roger Myddelton was appointed Company Secretary of Diageo plc in December 1997. He had been Secretary and Group Legal Director of GrandMet since July 1988. Prior to that he was Group Legal Advisor at Courtaulds. He will retire as Company Secretary on 1 March 2003.

Diageo plc’s Articles of Association provide that at each Annual General Meeting of Diageo one-third (or the lowest whole number nearest one-third) of the directors shall retire from office by rotation and are then eligible for re-election by the shareholders. Any new director appointed by the board must be elected at the next Annual General Meeting to continue in office.

COMPENSATION AND SHAREHOLDINGS

The total emoluments, for the year ended 30 June 2002, of the directors and senior management (members of Diageo’s Executive Committee and the Company Secretary) of Diageo plc comprising basic salary, annual performance bonus, profit share and other benefits were £12,758,000. In addition, the aggregate amounts of gains made by the directors and senior management from the exercise of share options and from the vesting of awards during the year was £4,162,000 and payments under other long term incentive plans was £327,000. In addition the directors and senior management were awarded 1,967,810 options, during the year ended 30 June 2002, at a share price of 687 pence. The options are exercisable until 2012.

Other information concerning the compensation of directors is provided in the remuneration report published in the UK Annual Report and Accounts dated 4 September 2002. Extracts from the remuneration report are set out below:

The remuneration committee is responsible for making recommendations to the board on remuneration policy as applied to Diageo’s senior executives (including executive directors). It consists wholly of independent non-executive directors: Sir Robert Wilson (chairman), RF Chase, Lord Hollick, M Lilja, JK Oates, WS Shanahan and PA Walker. This report sets out the policy and disclosures on directors’ remuneration.

Executive remuneration policy. Diageo’s policy on senior executive remuneration is to provide a direct link between incentives and Managing For Value. The success of this strategy is assessed primarily by Diageo’s performance, as measured by total shareholder return, against a peer group of world class companies. The executive directors participate in an annual performance bonus plan and long term incentive plans, with variable rewards based on challenging targets. Total remuneration for the executive directors is set with regard to the competitive practice for the markets in which Diageo operates. The remuneration committee annually reviews independent market data and recommends whatever adjustments to the policy as may be necessary.

Components of executive remuneration. The emoluments of executive directors are made up of the following components:

(i)   Basic salary Basic salaries are determined according to the competitive market for executive directors, taking into account their experience, contribution and performance.

(ii)   Annual performance bonus Bonus payments are based on improvement in the economic profit (EP) of Diageo and its businesses for the year in question. The targets for EP and for the level of bonus are determined by the remuneration committee at the commencement of each year. EP is calculated as net trading profit after tax, less a capital charge which takes into account returns expected by lenders and shareholders.

However, for the financial years commencing 1 July 2002, the primary performance measure for the annual performance bonus will be trading profit before exceptional items. This reflects Diageo’s objectives of driving organic growth.

(iii)  Long term incentive plans Executive directors are required to hold shares in Diageo to qualify for the full benefits of the long term incentive plans. This is consistent with the company’s belief that the most senior managers in the group should also be shareholders. Required shareholdings are specified as a percentage of the executive director’s basic salary. They are required to hold shares equivalent to 150% of their basic salary by 1 January 2003, rising to 225% by 1 January 2005.

The executive directors are also eligible to be considered for participation in long term incentive plans. These comprise the Total Shareholder Return (TSR) plan and the Senior Executive Share Option Plan (SESOP). For executive directors, the TSR plan and SESOP each comprise 50% of the expected value of their long term incentive plans for each year.

(a)   TSR plan Under this plan, the executive directors are granted a conditional right to receive shares. The plan is hedged through the purchase of shares to avoid dilution of shareholders’ interests — See ‘Item 11. Quantitative and Qualitative Disclosures about Market Risk — Employee share schemes’. The rights are awarded with effect from 1 January each year, and vest after a three year period (the ‘performance cycle’) subject to achievement of a performance test and at the discretion of the trustees.

The performance test is a comparison of the annualised percentage growth in Diageo’s share price (assuming all dividends and capital distributions are re-invested), known as TSR, with the TSR of a defined peer group of companies over a three year period. As previously reported, mergers and acquisitions have resulted in the peer group being reduced to 18 companies, and for all current performance cycles the peer group consists of Diageo and: Allied Domecq, Anheuser-Busch, Campbell Soup, Carlsberg, Coca-Cola, Colgate-Palmolive, Gillette, Heineken, Heinz, Kellogg, McDonald’s, Nestlé, PepsiCo, Philip Morris, Procter & Gamble, Unilever and Yum! Brands (formerly Tricon). For performance cycles up to and including that commencing on 1 January 2001, the TSR calculations will continue to be made in local currencies, as previously notified to shareholders. However, for performance cycles commencing on or after 1 January 2002, the TSR calculations are converted to a common currency (US dollar) when determining the peer group rankings.

The following table shows the percentage of each award which will normally be released at the end of the relevant performance cycle, depending on the ranking achieved in the 18 company peer group:

	Ranking in peer group

	1-2	3	4	5	6	7	8	9	10-18

%	150	142	114	94	83	72	61	50	nil

The remuneration committee will not recommend the release of awards if there has not been an underlying improvement in Diageo’s financial performance.

The awards to executive directors for the 2002 cycle were for a number of shares equivalent to 150% of their basic salaries.

(b)   SESOP Under SESOP an annual grant of options is made to participants. The remuneration committee decides the level of awards each year in the light of market practice. The share option awards made to executive directors in the year ended 30 June 2002 had a total face value of 375% of their basic salaries at the date of grant.

Options granted under SESOP may not normally be exercised unless a performance condition is satisfied. The performance condition applicable to the options granted to date under SESOP is linked to the increase in Diageo’s basic earnings per share before exceptional items and goodwill amortisation (EPS), and is initially applied over the three year period commencing on the date the options are granted. If the increase in EPS over this period is at least 15% greater than the increase in the RPI over the same period, then all the options can be exercised. If the EPS increase is at least 12% greater than that of the RPI but less than 15%, half of the options can be exercised. If all or half of the options fail the initial performance condition, the three year assessment period will be rolled forward by a year and a retest carried out at that time. However, the performance condition can only be rolled forward a maximum of three times.

The first options under the SESOP were granted in 1999 for which the performance condition period was the three years ended 30 June 2002. Diageo’s EPS growth over this period was 29.8% compared with an RPI increase over the same period of 6.4%. Consequently, Diageo’s EPS increase comfortably exceeded the test (RPI plus 15%) and these options will vest in full in December 2002.

(iv)  Share incentive plan For most UK employees, Diageo operates a tax favoured share plan, under which shares can be appropriated to individuals annually up to the value of 10% of salary, subject to a cap of £3,000. Shares which have been appropriated are held in trust for the individual for a minimum three year period. If the shares are transferred to the individual after five years from the date of appropriation, no income tax is payable. This plan replaces the UK profit sharing scheme, described in previous reports, under which the final appropriation of shares was in respect of the year ended 30 June 2001.

In addition, the company provides matching shares, to a maximum annual value of £750, to UK employees who make monthly share purchases. These shares are subject to holding requirements similar to those described above.

(v)   Savings-related share option schemes The group has established savings-related share option schemes which provide a savings and investment opportunity for employees in the United Kingdom, United States and many other countries. The UK scheme options may normally be exercised after three or five years, at a price equivalent to not less than 80% of the market value of the shares at the time of grant. The US scheme options may be exercised after 12 months, at a price equivalent to 85% of the market value of the shares at the time of grant. The international scheme has eligibility and discount criteria devised in accordance with local conditions and practices but within the parameters approved by shareholders.

(vi)  Directors’ contracts The Chairman has a letter of appointment for an intended five year term with an initial period of two years from 1 July 2000. Thereafter it is terminable on six months’ notice by either party or, if terminated by the company, by payment of six months’ fees in lieu of notice.

The executive directors have service agreements which provide for 6 months’ notice by the director or 12 months by the company and contain non-compete obligations. In the event of early termination by the company without cause, the agreements provide for predetermined compensation to be paid, equivalent to 12 months’ basic salary for the notice period and an equal amount in respect of all benefits.

The independent non-executive directors do not have service contracts. Their fees are reviewed annually by the board.

(vii)  Pre-merger incentive plans Diageo’s current incentive plans have replaced the previous incentive arrangements within GrandMet and Guinness, which were approved by their respective shareholders and were described in previous annual reports. Whilst awards and options granted under some of these plans continue to be held and exercised, no further grants will be made under them.

(a)   Executive share option schemes Options were granted at market value at the date of grant, generally exercisable between a minimum of three or five years, and a maximum of ten years, after grant. The last grants were made in 1997.

(b)   Senior executive phantom share option scheme (SEPSOS) This share price related bonus scheme was established for a small number of GrandMet senior executives including executive directors. The last grants were made in 1996 and all payments will have been made within ten years from date of grant.

Directors’ emoluments and other payments

	2002					2001

			Share	Other
	Basic	Performance	incentive	benefits
	salary	bonuses	plan	(b)	Total	Total

	£000	£000	£000	£000	£000	£000
Chairman — fees
Lord Blyth	380	—	—	24	404	313

Executive directors
JMJ Keenan (retired 30.10.01)	162	523	—	94	779	2,121
NC Rose	417	809	3	30	1,259	1,037
PS Walsh	738	1,496	3	41	2,278	1,749
Former executive directors	—	—	—	—	—	1,554

	1,317	2,828	6	165	4,316	6,461

Non-executive directors — fees
RF Chase	35	—	—	1	36	36
Lord Hollick (appointed 19.12.01)	19	—	—	1	20	—
M Lilja	35	—	—	1	36	35
JK Oates	45	—	—	1	46	46
WS Shanahan	35	—	—	1	36	35
PA Walker (appointed 1.6.02)	3	—	—	—	3	—
Sir Robert Wilson	55	—	—	1	56	56

	227	—	—	6	233	208

Total	1,924	2,828	6	195	4,953	6,982

Notes

(a)  In addition to the above emoluments, the directors received payments and made gains under longer term incentive arrangements of £2,872,000 (2001 — £6,701,000). See ‘Incentive plans’ below.

(b)  Other benefits include company cars, private use of chauffeur, fuel, product allowance, financial counselling, spouse travel, medical insurance and life insurance premiums. Additional payments made to or on behalf of JMJ Keenan, who was an expatriate, are treated as other benefits in the above table. They include allowances for working overseas and the provision of accommodation. As reported in the 2001 remuneration report, NC Rose’s other benefits in 2001 included £175,000 in respect of his participation in an individual deferred compensation agreement entered into in 1998. PS Walsh’s other benefits in 2001 included £72,000 in respect of his relocation to the United Kingdom. Lord Blyth’s remuneration was increased on 1 January 2002 to £450,000. Of this amount, £150,000 must be used for monthly purchases of Diageo plc ordinary shares, which have to be retained by Lord Blyth until he retires or ceases to be a director.

(i)   The company entered into a two year consultancy agreement with a company owned by JMJ Keenan, who retired on 30 October 2001. Under the terms of the agreement, Mr Keenan’s company provides advice and assistance to the board for which it received £265,039 in the period 1 November 2001 to 30 June 2002.

(ii)    NC Rose and PS Walsh are members of the Diageo Pension Scheme. They accrue pension rights at the rate of one-thirtieth of basic salary per annum subject only to Inland Revenue limits. No actuarial reduction is applied to pensions payable from the age of 57, subject to company consent. Bonus payments and other benefits are not included in pensionable pay. Their pensions are guaranteed to increase in line with inflation up to a level of 5%, and they have guarantees that such increases will not be lower than 3% per annum and that their pensions at normal pension age of 62 will not be less than two-thirds of basic salary in the 12 months prior to retirement. On death in service, a lump sum of four times pensionable salary is paid, along with a spouse’s pension of two-thirds of the member’s prospective pension. When a director dies after retirement, a spouse’s pension of two-thirds of the member’s pension is paid. None of the directors are required to make pension contributions and no company contributions were paid during the year.

For executives who entered service after 31 May 1989, the benefits which can be provided from the Diageo Pension Scheme are restricted by the operation of the earnings cap. Such executives, including any directors, receive total pension benefits of the same value as if the earnings cap did not apply. All benefits earned during the year in respect of earnings above the cap will be provided by the company on an unfunded basis; consequently, no contributions were payable during the year in respect of the current directors.

The accrued pension entitlements earned by the directors as at 30 June 2002 are shown in the table below. The increase over inflation reflects entitlements earned during the year ended 30 June 2002.

	Age at	Pensionable	Increase over	Accrued
	30 June 2002	service	inflation	pension

	Years	Years	£000	£000
NC Rose	44	10	25	135
PS Walsh	47	20	46	449

The accrued pensions shown above represent the annual pension to which each director will be entitled at normal retirement age of 62. PS Walsh, the highest paid director, had an accrued pension as at 30 June 2001 of £396,000.

Incentive plans

Payments and gains under longer term incentive arrangements The table below shows payments and gains for the year ended 30 June 2002.

	Awards vested under		SEPSOS	Share option
	TSR plan(a)		payments (b)	gains (c)	Total	2001

	Shares	£000	£000	£000	£000	£000
JMJ Keenan	116,636	951	—	—	951	1,136
NC Rose	16,376	139	27	369	535	455
PS Walsh	132,442	1,122	264	—	1,386	2,128
Former executive directors	—	—	—	—	—	2,982

Total	265,454	2,212	291	369	2,872	6,701

Notes

(a) The three year performance cycle for the 1999 TSR award ended on 31 December 2001. Diageo’s TSR over the performance cycle exceeded the rise in the UK RPI, so there was an underlying improvement in financial performance which permitted release of the awards. The number of shares released was determined by the remuneration committee at 50% of the original award based on a ranking at position nine in the peer group. The values are calculated as at the date of vesting although the shares may have been retained.

(b) SEPSOS payments are attributable not only to exercises during the year but also to amounts spread forward from previous exercises.

(c) Share option gains are calculated as at the date of exercise although the shares may have been retained.

BOARD PRACTICES

Board of directors

Diageo’s board consists of its non-executive chairman, its chief executive, finance director and seven independent non-executive directors. The non-executive directors are all experienced and influential individuals from a range of industries and geographies. Their mix of skills and business experience is a major contribution to the proper functioning of the board, ensuring matters are fully debated and no individual or group dominates the board’s decision-making processes. The senior non-executive director is Sir Robert Wilson, chairman of Rio Tinto plc. The biographical details of the directors are given in ‘Directors and Senior Management’ above.

Non-executive directors are appointed for a specified term (normally three years), subject to re-election, and all directors are subject to election by shareholders at the first AGM after their appointment. The number of directors, and the requirement of the company’s articles in relation to rotation, result in each director standing for re-election not less frequently than every three years.

The board meets six times a year, in addition to an annual strategy conference held off-site with the full executive committee for two days at which the group’s strategy is reviewed in depth. The board receives detailed financial information on the business’ performance, in addition to items for decision and minutes of board committees in advance of each board meeting. This enables the directors to make informed decisions on corporate and business issues under consideration. There is a formal schedule of matters reserved to the board for decision to ensure that key policy and strategic decisions are made by the full board. Otherwise, the board has delegated authority for day-to-day management of the group’s affairs to the chief executive, Paul Walsh, who is supported by the executive committee. The executive committee’s members are shown in ‘Directors and Senior Management’ above.

The chairman, Lord Blyth, is principally responsible for the effective operation and chairing of the board. He also provides support to the chief executive, particularly in relation to external affairs. He spends between two and three days each week on the company’s affairs and, solely because of the closer relationship he has with the company as chairman, he is not considered to be an independent director.

The company secretary is responsible for ensuring that board processes and procedures are appropriately followed and support effective decision-making. He is appointed by, and can only be removed by, the board. He is also responsible for ensuring that new directors receive appropriate training and induction into Diageo. All directors have access to the company secretary’s advice and services and there is also a formal procedure for directors to obtain independent professional advice in the course of their duties, if necessary, at the company’s expense.

Board committees

The board has established several committees, each with clearly defined terms of reference, procedures, responsibilities and powers.

Audit committee. The audit committee is chaired by JK Oates and includes all of the non-executive directors except Lord Blyth. It meets four times each year and reports its conclusions to the full board. The finance director, group business risk assurance director and external auditor normally attend all meetings. The committee also meets four times each year with the external auditor alone, with no executive or staff member present.

The audit committee is responsible for monitoring the adequacy and effectiveness of the systems of risk management and internal control, reviewing the workplans and findings of the business risk assurance function, oversight of the compliance programme, reviewing the appointment, independence and findings of the external auditor, and reviewing the preliminary and interim announcements, annual and interim financial statements and related accounting policies and key judgement areas. For several years, the committee has established the policy for deciding whether the external auditor should be engaged to undertake non-audit work, and which work they should be precluded from doing, and has reviewed the level of non-audit fees paid to them. The committee reviews its effectiveness through an annual self-assessment.

Nomination committee. Chaired by Lord Blyth, this committee comprises all the non-executive directors. The committee keeps under review the composition of the board and succession to it. It makes recommendations to the board concerning appointments to the board, whether of executive or non-executive directors, having regard to the balance and structure of the board and the required blend of skills and experience.

Remuneration committee. This committee is chaired by Sir Robert Wilson and comprises all the non-executive directors except Lord Blyth. The committee meets three times each year and the chairman, chief executive, group human resources director and director of performance and reward are generally invited to attend, except when their own performance or remuneration are being considered.

The committee is responsible for making recommendations to the board concerning remuneration policy and long term incentive plans for senior executives, for the remuneration of executive directors and members of the executive committee and for reviewing their performance. Details of the policy and of the remuneration of the directors are given in the directors’ remuneration report. The group’s incentive plans are subject to challenging performance criteria, as required by the Combined Code.

During the year, the remuneration committee received advice from Diageo’s director of performance and reward and from Towers Perrin. Towers Perrin only advise on remuneration related matters, and provide no other services to Diageo.

Executive direction and control

The executive committee, appointed and chaired by the chief executive, consists of the individuals responsible for the key components of the business: North America and the European major markets, key and venture markets, global supply and the global functions. It meets for around two days seven times a year, including the joint annual strategy conference with the board, and spends most of its time discussing strategy, people and performance (including brands). Responsibility and authority (within the financial limits set by the board) are delegated by the chief executive to individual members of the executive committee who are accountable to him for the performance of their business units.

Executive direction and control procedures include approval of annual five year rolling strategic plans submitted by each business unit executive and quarterly business reviews. These are generally attended by at least two members of the executive and are held in market. The reviews focus on business performance management and specific issues around brands, people, key business decisions and risk management.

The chief executive has created several executive working groups to which are delegated particular tasks, generally with a limited time span and specific success criteria. He has also created committees, intended to have an ongoing remit. Committees include:

Audit and risk committee. chaired by the chief executive and responsible for overseeing the approach to securing effective risk management and control in the business, reviewing and challenging the sources of assurance as to their adequacy and reporting periodically on the above to the audit committee or to the board.

Corporate citizenship committee. chaired by the chief executive and responsible for making decisions or recommendations to the executive committee or board on strategy, policy and specific issues such as business conduct, social programmes, environmental matters, community affairs and health and safety.

Finance committee. chaired by the finance director and responsible for making decisions or recommendations to the board on funding strategy, capital structure and management of financial risks and the policies and control procedures required to implement the financial strategy, including financial issues relating to treasury and taxation. Treasury activity is managed centrally within tightly defined dealing authorities and procedures proposed by the finance committee and approved by the board.

Compliance with the Combined Code. Companies whose shares are listed on the London Stock Exchange are required to disclose how they have applied the principles of Section 1 of the Combined Code on Corporate Governance which is appended to the listing rules of the Financial Services Authority, and whether they have complied with the Code’s provisions throughout the accounting period. The company has complied with the requirements of the Combined Code throughout the accounting period.

EMPLOYEES

The group has entered into numerous collective bargaining agreements and believes that its employee relations are satisfactory. Diageo’s average number of employees during each of the three years ended 30 June 2002 was as follows:

	2002			2001			2000

	Full	Part		Full	Part		Full	Part
	time	time	Total	time	time	Total	time	time	Total

Premium drinks	22,841	1,078	23,919	21,363	628	21,991	24,241	450	24,691
Quick service restaurants	19,753	12,165	31,918	19,396	10,770	30,166	18,420	10,012	28,432

Continuing operations	42,594	13,243	55,837	40,759	11,398	52,157	42,661	10,462	53,123
Discontinued operations	5,981	306	6,287	18,351	1,015	19,366	18,200	1,151	19,351

	48,575	13,549	62,124	59,110	12,413	71,523	60,861	11,613	72,474

In the year ended 30 June 2002, employees for discontinued operations (The Pillsbury Company) are included for four months and for the Seagram spirits and wine businesses for six months, reflecting the periods in which the group owned the relevant operations.

The increase in the average number of premium drinks employees was a result of the acquisition of the Seagram spirits and wine businesses on 21 December 2001.

SHARE OWNERSHIP

The following table sets forth certain shareholding information as at 18 October 2002 concerning the directors and senior management of Diageo.

Title of class	Identity of person or group	Number owned	% of class

Ordinary shares of 28 101/108 pence each	Directors and senior management of Diageo	979,074	less than 1%

Share and other interests

The beneficial interests of the directors in office at 30 June 2002 in the ordinary shares (or equivalent for ADS awards) awarded under the Diageo TSR plan and in the ordinary shares of the company are shown in the table below.

	TSR plan(a)			Ordinary shares(b)

	Performance cycle commencing:					30 June
	1 January	1 January	1 January	18 October	30 June	2001
	2000	2001	2002	2002	2002	or appointment

Chairman
Lord Blyth	—	—	—	19,314	15,443	10,792
Executive directors
NC Rose	31,371	140,712	102,462	88,799	88,308	50,596
PS Walsh	172,978	259,207	178,712	444,562	440,071	341,527
Non-executive directors
RF Chase	—	—	—	10,986	10,986	10,677
Lord Hollick	—	—	—	—	—	—
M Lilja	—	—	—	1,507	1,507	1,507
JK Oates	—	—	—	3,116	3,116	3,039
WS Shanahan	—	—	—	16,000	8,000	8,000
PA Walker	—	—	—	—	—	—
Sir Robert Wilson	—	—	—	8,263	8,263	8,263

Total	204,349	399,919	281,174	592,547	575,694	434,401

Notes

(a)  The number of shares released under the TSR plan will normally be based on the company’s position within the peer group at the end of the relevant three year performance period. For illustrative purposes, the interests shown above reflect the number of shares which would be released if the company were to continue to be ranked at its position as at 30 June 2002 (positions 4, 3 and 4 for the performance cycles commencing 1 January 2000, 2001 and 2002, respectively).

(b)  At 30 June 2002, NC Rose and PS Walsh had an interest in 28,528 shares and 447,580 shares subject to call options (18 October 2002 — 24,528 and 447,580; 30 June 2001 — 46,480 and 2,079,419) held by a trust to satisfy grants made under ex-GrandMet incentive plans; and they also had an interest in 6,038,078 shares (18 October 2002 — 7,377,860; 30 June 2001 — 9,831,421) held by trusts to satisfy grants made under Diageo incentive plans and savings-related share option schemes.

(c)  In accordance with the rules of the TSR plan, awards less than 18 months old lapse on retirement and the remainder continue to be held subject to the performance test. At 30 June 2002, using the illustrative basis set out in (a) above, JMJ Keenan retained an interest in 145,418 TSR plan shares granted on 1 January 2000.

(d)  Other than the individuals included in the table above, members of the Executive Committee and the Company Secretary had an aggregate beneficial interest at 18 October 2002 in 386,527 ordinary shares in the company. In addition, at 18 October 2002, they had beneficial interests in 1,604,272 ordinary shares awarded under the Diageo TSR plan and the Diageo Incentive Share Plan.

Executive share options and savings-related share options

The following table shows, for the directors who held office during the year, the number of options held under all executive share option schemes and savings-related schemes.

US options were granted over ADSs at dollar prices (one ADS is equivalent to four ordinary shares); the option holdings and prices in the table are stated as ordinary share equivalents in pence. The mid-market price of the ordinary shares at 30 June 2002 was 852 pence (30 June 2001 — 780 pence; 18 October 2002 — 760 pence). The highest mid-market price during the year was 940.5 pence and the lowest mid-market price was 644 pence. ‘Exercisable’ options are those that were vested and could be exercised at the period end; ‘not exercisable’ are those options where the minimum holding period was not then completed. The ‘option period’ starts from the earliest month any options could have been, or may be, exercised under their terms and ends with the month in which the last options lapse.

	30 June	Granted		Option	Market	30 June
	2001	(a)	Exercised	price	price (b)	2002

							Option price and
							period

UK options
NC Rose
Exercisable	54,195		(54,195)	429	889	—
	36,069		(25,000)	402	883	11,069	402	Jun 98 - Jun 05
Not exercisable	136,548					136,548	518	Dec 02 - Dec 09
	242,760					242,760	587	Sep 03 - Sep 10
	3,450					3,450	489	Dec 04 - May 05
		234,716		687		234,716	687	Sep 04 - Sep 11

	473,022	234,716	(79,195)			628,543

PS Walsh
Not exercisable	470,559					470,559	518	Dec 02 - Dec 09
	447,189					447,189	587	Sep 03 - Sep 10
	3,341					3,341	505	Dec 05 - May 06
		409,389		687		409,389	687	Sep 04 - Sep 11

	921,089	409,389	—			1,330,478

US options
JMJ Keenan
Not exercisable	400,240	—	—			400,240	580	Dec 02 - Jun 03

PS Walsh
Exercisable	198,232	—	—			198,232	507	Jan 99 - Jan 06

Notes

(a)  Options granted during the year to NC Rose and PS Walsh are principally options granted under SESOP, which are subject to performance conditions. After 30 June 2002, the 1999 performance conditions were exceeded in respect of 136,548 options for NC Rose and 470,559 options for PS Walsh. The relevant options will therefore vest on 20 December 2002.

(b)  Where there has been more than one exercise made from the relevant grant during the year, the market price shown is the weighted average of the market prices at exercise.

(c)  In accordance with the rules governing normal retirement, JMJ Keenan will be able to exercise his SESOP options, subject to the rules of the plan and performance conditions, within 6 months after retirement or the third anniversary of the grant, whichever is later.

(d)  As at 18 October 2002, the directors, members of the Executive Committee and the Company Secretary had the following options over ordinary shares.

	Options over	Weighted average
	ordinary shares	exercise price	Period exercisable

Directors
NC Rose	840,993	644	Jun 98 - Sep 12
PS Walsh	1,899,263	617	Jan 99 - Sep 12
Other members of the Executive Committee and Company Secretary	5,181,645	637	Apr 95 - Sep 12

	7,921,901	633

SEPSOS interests

The following table shows the number of options held under SEPSOS. Payments are normally spread over the period from exercise to the tenth anniversary of the date of grant. ‘Exercisable’ options are those that were vested and could be exercised at the period end; ‘not exercisable’ are those options where the minimum holding period was not then completed. The ‘option period’ starts from the earliest month any options could have been, or may be, exercised under their terms and ends with the month in which the last options lapse.

	30 June		Option	Market	30 June
	2001	Exercised	price	price	2002

						Option price and
						period

PS Walsh
Exercisable	127,620	(97,620)	459	904	30,000	459	Jan 01 - Jan 06

As at 18 October 2002, PS Walsh and other members of the Executive Committee and the Company Secretary had the following number of options under SEPSOS.

	Options under	Weighted average
	SEPSOS	exercise price	Period exercisable

PS Walsh	30,000	459	Jan 01 - Jan 06
Other members of the Executive Committee and the Company Secretary	29,442	423	Jan 99 - Jan 05

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

There were no persons known to Diageo owning individually more than 3% of the company’s voting securities. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government.

Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company.

As of the close of business at 18 October 2002, 198,801,928 ordinary shares, including those held through ADSs, were held by approximately 2,081 holders (including American Depositary Receipt (ADR) holders) with registered addresses in the United States, representing approximately 6% of the outstanding ordinary shares. At such date, 49,462,457 ADSs were held by 1,387 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet PLC or Guinness PLC ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

RELATED PARTY TRANSACTIONS

There have been no material transactions during the last three years to which any director of officer, or 3% shareholder, or any relative or spouse thereof was a party. There is no significant outstanding indebtedness to the company by any directors or officer or 3% shareholder.

On 1 October 2002, Lord Blyth became a partner in Greenhill & Company (having previously been Senior Advisor). During the year ended 30 June 2002, Greenhill & Co. received fees of US$24 million (£16 million) for its advice to Diageo in respect of the combination of Pillsbury with General Mills, Inc, and of the acquisition of the Seagram spirits and wine businesses. It will receive a fee on the completion of the proposed disposal of Burger King. Lord Blyth did not participate in the selection of advisers, nor did he advise Greenhill & Co. in relation to these transactions.

In connection with PS Walsh’s relocation from the United States to the United Kingdom, Diageo has entered into three forward foreign currency transactions with him to buy an aggregate of US$3.5 million for £2.33 million. One transaction for US$0.5 million was outstanding at 30 June 2002. These transactions were hedged with a third party on identical terms, and involved no cost to the group.

On 30 October 2001, JMJ Keenan and PS Walsh became directors of General Mills, Inc, which is an associated company of Diageo plc.

Other than disclosed in this report, no director had any interest, beneficial or non-beneficial, in the share capital of the company. The register of directors’ interests (which is open to shareholders’ inspection) contains full details of directors’ share interests. Save as disclosed above, no director has or has had any interest in any transaction which is or was unusual in its nature, or which is or was significant to the business of the group and which was effected by any member of the group during the financial year, or which having been effected during an earlier financial year, remains in any respect outstanding or unperformed.

On 23 October 2002 and 28 October 2002, Diageo and General Mills entered into two call option agreements in which Diageo granted to General Mills call options over 29,092,320 of General Mills’ ordinary shares held by Diageo. Under the call option agreements, from a date no earlier than 1 May 2003 through 28 September 2005, General Mills may exercise the call options subject to certain limitations. If General Mills exercises any call options during the period from 29 September 2005 to 28 October 2005, General Mills will be obligated to exercise the call options in respect of all covered ordinary shares not previously purchased. The premium for the call options was an aggregate of $89,313,422. General Mills has agreed to pay $51.56 per share upon exercise of the call options. The call options expire on 28 October 2005.

ITEM 8.	FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See ‘Item 18. Financial Statements’, included elsewhere in this Annual Report.

LEGAL PROCEEDINGS

On 5 February 2002, Diageo announced that it had formalised new arrangements in respect of its distribution rights for the Cuervo brand in the United States. Part of the agreement was that Diageo and José Cuervo agreed to terminate their litigation in respect of the Cuervo brand, which was described more fully in Diageo’s 2001 Annual Report filed on Form 20-F.

Following the sale of the Malibu brand on 22 May 2002, Destileria Serrallés has terminated its litigation against Diageo in respect of the ownership of the Captain Morgan trademark.

On 1 May 2002, the Burger King Corporation was notified by counsel for the Council for Education and Research of Toxics (CERT) that it intended to file suit against Burger King alleging violations of the California Safe Drinking Water and Toxic Enforcement Act of 1986 and the California Unfair Business Practices Act for failure to warn of the presence of acrylamide in its french fries. A similar notice was delivered to the McDonald’s Corporation. Although the California Attorney General’s office has notified CERT that it believes the suit should not be filed on both procedural and substantive grounds, CERT filed suit against Burger King on 5 September 2002, before the Superior Court of the State of California in the County of Los Angeles. Given the early stage of the proceedings, Burger King cannot quantify the potential risks involved. Burger King will, however, vigorously defend itself against these allegations should the suit proceed. Any liability arising from these proceedings will remain with the Burger King Corporation after its disposal.

Diageo is aware of two proposed class action lawsuits alleging that Burger King, McDonald’s, Kentucky Fried Chicken and Wendy’s have engaged in activities which have contributed, amongst other effects, to the claimants’ obesity. Burger King has not been served with process relating to either of these proceedings and it cannot quantify the potential risks involved. Any proceedings of this kind which might be brought against Burger King, however, will be strenuously defended.

In August 2000, Diageo learned that the Governors of the Departments of the Republic of Colombia and the City of Bogotá (the ‘Departments’) were considering initiating legal proceedings against major spirits companies in relation to unpaid excise duties and taxes on products which are smuggled into Colombia by third parties. Such proceedings are thought to be likely to be similar to those brought against RJ Reynolds Tobacco Holdings, Inc. (RJR) in December 1999 by the Attorney General of Canada in the Northern District of New York. In the latter proceedings, the complaint was dismissed on RJR’s motion to dismiss on 30 June 2000. On 12 October 2001, the Second Circuit Court of Appeals affirmed the District Court’s order of dismissal. The Attorney General of Canada filed a petition for writ of certiorari to the U.S. Supreme Court on 7 March 2002. That petition is currently pending. The directors intend that any proceedings of this kind which might be brought against Diageo will be strenuously defended. In December 2000, Diageo filed suits against the Departments challenging the legality of any claim outside the Colombian administration and judicial system and also challenging the legality of the discriminatory nature of the Colombian taxing system; several of these suits are pending.

Save as disclosed above, neither Diageo nor any member of the Diageo group is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

DIVIDENDS

The Diageo plc board expects that Diageo will pay an interim dividend in April and a final dividend in November of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend.

The table below sets forth the amounts of interim, final and total cash dividends paid by GrandMet PLC on each GrandMet PLC ordinary share in respect of the year ended 30 September 1997 and by Diageo plc on each ordinary share thereafter. For the year ended 30 September 1997 and the 9 months ended 30 June 1998, dividends were paid as a FID without an associated tax credit. ACT was abolished for dividends paid after 5 April 1999. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

The Diageo plc board has made available dividend reinvestment plans in respect of certain dividends to enable Diageo plc ordinary shareholders to invest their dividends in Diageo plc ordinary shares.

	Pence per ordinary share				$ per ADS(2)

	Interim		Final	Total	Interim		Final	Total

Year ended 30 September
— 1997	6.25		N/A	6.25	0.40		N/A	0.40
9 months ended June 1998	12.50	(1)	10.80	23.30	0.83	(1)	0.71	1.54
Year ended 30 June
— 1999	7.80		11.70	19.50	0.50		0.76	1.26
— 2000	8.40		12.60	21.00	0.53		0.72	1.25
— 2001	8.90		13.40	22.30	0.51		0.78	1.29
— 2002	9.30		14.50	23.80	0.60		1.00	1.60

Notes

(1)  An interim dividend of 12.5 pence per ordinary share (50 pence per ADS) was paid in April 1998 by Diageo plc, which consisted of an amount of 7.2 pence per ordinary share (28.8 pence per ADS) paid as a normal interim dividend, and an additional amount of 5.3 pence per ordinary share (21.2 pence per ADS) paid as a one-off additional amount to reflect the change in year end and consequent change in dividend payment patterns.

(2)  For dividends paid prior to 6 April 1999, holders of ADSs who are residents of the United States for tax purposes may have been entitled to receive an amount in respect of tax credits associated with dividends paid to them. The aggregate amount of such dividends and tax credit was generally subject to UK withholding tax at the rate of 15%.

The payment of any future dividends, subject to shareholder approval, will depend upon Diageo’s earnings, financial condition and such other factors as the Diageo plc board deems relevant.

ITEM 9.     THE OFFER AND LISTING

TRADING MARKET FOR SHARES

The Diageo plc ordinary shares are listed on the London Stock Exchange and on the Dublin and Paris Stock Exchanges. Diageo plc American Depositary Shares (ADSs), representing four Diageo plc ordinary shares each, are listed on The New York Stock Exchange (NYSE).

The principal trading market for the ordinary shares is the London Stock Exchange. Shares are traded on the Exchange’s electronic order book. Orders placed on the order book are displayed on-screen through a central electronic system and trades are automatically executed, in price and then time priority, when orders match with corresponding buy or sell orders.

Only member firms of the London Stock Exchange can enter or delete orders on behalf of clients or on their own account. All orders are anonymous. Although use of the order book is not mandatory, all trades, whether or not executed through the order book and regardless of size, are published immediately after execution.

Trades greater than eight times normal market size, may be conducted under a worked principal regime, in which a member firm acting as principal commits to carry out, at some point in the future, a transaction in a size exceeding eight times normal market size. Member firms must agree a basis price with their client and must offer the potential for improvement in price and/or size. Worked principal agreements must be notified to the London Stock Exchange when entered into, although notifications are not published until the end of the business day or until 80% of the trade has been unwound.

Diageo ordinary shares have a normal market size of 200,000. The normal market size classification for each equity security is subject to quarterly review in the light of trading volume in the previous quarter and to adjustment, as appropriate. The ordinary shares are a constituent element of the FTSE 100.

The following table shows, for the periods indicated, the reported high and low middle market quotations (which represent an average of bid and asked prices) for the ordinary shares on the London Stock Exchange, taken from its Daily Official List, and the highest and lowest sales prices for ADSs as reported on the NYSE composite tape.

	Pence per
	ordinary share		$ per ADS

	High	Low	High	Low

Financial year ended
30 June 1999	779	481	51.75	33.00
30 June 2000	697	384	44.25	24.75
30 June 2001	792	560	45.38	32.56
30 June 2002	941	644	55.01	38.50
Month ended
— May 2002	939	838	55.01	48.91
— June 2002	867	817	51.65	48.63
— July 2002	851	677	51.74	42.75
— August 2002	800	737	49.03	45.65
— September 2002	824	765	50.87	48.00
— October (to 18 October 2002)	840	738	52.36	46.55

At close of business on 18 October 2002, the market prices for ordinary shares and ADSs were 760 pence and $47.16, respectively.

The 9.42% cumulative guaranteed preferred securities, series A (the ‘preferred securities’) (liquidation preference $25 per security) issued by Grand Metropolitan Delaware, LP are traded on the NYSE. The following table shows, for the periods indicated, the highest and lowest sales prices of the preferred securities as reported on the NYSE composite tape.

	$ per preferred
	security

	High	Low

Financial year ended
30 June 1999	51.75	33.00
30 June 2000	28.00	24.31
30 June 2001	27.62	25.27
30 June 2002	28.22	26.66
Month ended
— May 2002	27.37	27.00
— June 2002	27.69	27.21
— July 2002	28.10	26.95
— August 2002	27.97	26.99
— September 2002	28.05	27.73
— October (to 18 October 2002)	28.20	27.82

At close of business on 18 October 2002, the market price for the preferred securities was $27.88.

As of 18 October 2002, 22,400,000 preferred securities (100% of the total) were outstanding and were held by approximately 33,000 holders.

ITEM 10.  ADDITIONAL INFORMATION

SHARE CAPITAL

As at the date of this Form 20-F, Diageo has an authorised share capital of £1,542 million, all with a nominal value of 28 101/108 pence each. At 30 June 2002, Diageo had, in issue, 3,214,904,744 ordinary shares, all of which are fully paid.

During the year ended 30 June 2002, Diageo purchased, and subsequently cancelled, 198,135,085 ordinary shares (2001 — 17,810,000 ordinary shares; 2000 — 9,500,000 ordinary shares) and also allotted new shares, under share option schemes amounting to 2,292,361 ordinary shares (2001 — 6,557,801 ordinary shares; 2000 — 3,942,402 ordinary shares).

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following description summarises certain provisions of Diageo’s Memorandum and Articles of Association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 1985 of Great Britain (the ‘Companies Act’), as amended, and Diageo’s Memorandum and Articles of Association. Information on where investors can obtain copies of the Memorandum and Articles of Association is provided under — ‘Documents on Display’ below.

All of Diageo’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by Diageo from the holders of such shares.

Objects and purposes

Diageo is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307. Diageo’s objects and purposes are set forth in the fourth clause of its Memorandum of Association and cover a wide range of activities, including to carry on the business of a holding company, to carry on the business of producing, distributing and marketing branded drinks and branded food products, operating fast food restaurant chains and brewing, distilling and manufacturing wines, spirits and mineral or other types of water as well as to carry on all other businesses necessary to attain Diageo’s objectives. The Memorandum of Association grants Diageo a broad range of powers to effect these objectives.

Directors

Diageo’s Articles of Association provide for a board of directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three directors and not more than twenty-five directors, who shall manage the business and affairs of Diageo. Directors may be elected by the members in a general meeting or appointed by the board of directors. In addition, at each annual general meeting one-third of the directors, representing those directors who have been in office the longest since their last election, as well as any directors appointed by the board of directors since the last annual general meeting are required to resign and are then reconsidered for election, assuming they wish to stand for re-election.

Under Diageo’s Articles of Association, a director cannot vote in respect of any proposal in which the director, or any person connected with the director, has a material interest. However, this restriction on voting does not apply to resolutions (a) giving the director any guarantee, security or indemnity in respect of obligations or liabilities incurred for the benefit of Diageo, (b) giving any guarantee, security or indemnity to a third party in respect of obligations of Diageo for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities of Diageo in which the director participates or may participate as a holder of shares or other securities or in the underwriting, (d) relating to any contract in which the director is interested by virtue of the director’s interest in securities of Diageo or by reason of any other interest in or through Diageo, (e) concerning any other company in which the director (together with any connected person) is a shareholder or an officer or is otherwise interested, provided that the director (together with any connected person) is not interested in more than 1% of any class of the company’s equity share capital or the voting rights available to its shareholders, (f) relating to the arrangement of any employee benefit (including any retirement benefit plan) in which the director will share equally with other employees, and (g) relating to any insurance that Diageo purchases or maintains for its directors or any group of people, including directors.

Under the Articles of Association, compensation awarded to executive directors may be decided by the board or any authorised committee of the board. The remuneration committee is responsible for making recommendations to the board concerning matters relating to remuneration policy. It is comprised of all the non-executive directors except for Lord Blyth.

The directors are empowered to exercise all the powers of Diageo to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the group outstanding at any time shall not exceed an amount equal to twice the aggregate of the group’s paid up share capital and reserves calculated in the manner prescribed in the Articles of Association, unless sanctioned by an ordinary resolution of Diageo’s shareholders.

No person may be appointed a director of Diageo if, at the time of their appointment, they have reached the age of 70. A director must retire at the first annual general meeting after their seventieth birthday. Directors are not required to hold any shares of Diageo as a qualification to act as a director.

Rights attaching to Diageo’s shares

Dividends rights

Holders of Diageo’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends may be paid to an approved depositary in currencies other than pounds sterling and such dividends will be calculated using an appropriate market exchange rate in London as determined by the directors in accordance with Diageo’s Articles of Association.

If a dividend has not been claimed, the directors may invest the dividend or use it in some other way for the benefit of Diageo until the dividend is claimed. If the dividend remains unclaimed for 12 years after the date such dividend became due for payment, it will be forfeited and will revert to Diageo.

Diageo’s Articles of Association permit payment or satisfaction of a dividend wholly or partly by distribution of specific assets, including fully paid shares or debentures of any other company. Such action must be directed by the general meeting which declared the dividend and upon the recommendation of the directors.

Voting rights

Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person at a general meeting, including the duly authorised representative of a corporate holder of Diageo’s shares which is not itself a shareholder entitled to vote, has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder. A poll may be demanded by any of the following:

•	the chairman of the meeting;

•	at least three shareholders entitled to vote and present in person, by proxy or by duly authorised representative at the meeting;

•	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting and present in person, by proxy or by duly authorised representative; or

•	any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right and present in person, by proxy or by duly authorised representative.

Matters are transacted at general meetings of Diageo by the proposing and passing of three kinds of resolutions:

•	an ordinary resolution, which includes resolutions for the election, re-election and removal of directors, the approval of financial statements, the declaration of final dividends, the appointment or reappointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;

•	a special resolution, which includes resolutions amending Diageo’s Memorandum and Articles of Association or relating to certain matters concerning Diageo’s winding up; and

•	an extraordinary resolution, which includes resolutions modifying the rights of any class of Diageo’s shares at a meeting of the holders of such class.

An ordinary resolution requires the affirmative vote of a simple majority of the votes cast at a meeting at which there is a quorum. Special and extraordinary resolutions require the affirmative vote of not less than three-quarters of the votes cast at a meeting at which there is a quorum. The necessary quorum for a meeting of Diageo is a minimum of ten persons entitled to attend and vote on the business to be transacted, each being a shareholder or a proxy for a shareholder or a duly authorised representative of a corporation which is a shareholder.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast the deciding vote in addition to any other vote he may have.

Liquidation rights

In the event of the liquidation of Diageo, after payment of all liabilities and deductions in accordance with English law, the balance of assets available for distribution will be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. A liquidator may, with the sanction of an extraordinary resolution of the shareholders and any other sanction required by the Insolvency Act 1986, divide among the shareholders the whole or any part of Diageo’s assets. Alternatively, a liquidator may, upon the adoption of a special resolution of the shareholders, place the assets in whole or in part in trustees upon such trusts for the benefit of shareholders, but no shareholder is compelled to accept any assets upon which there is a liability.

Pre-emptive rights and new issues of shares

While holders of ordinary shares have no pre-emptive rights under the Articles of Association, the ability of the directors to cause Diageo to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted. Under the Companies Act, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company’s Articles of Association or given by its shareholders in general meeting, but which in either event cannot last for more than five years. Under the Companies Act, Diageo may also not allot shares for cash without first making an offer to existing shareholders to allot shares on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders.

Disclosure of interests in Diageo’s shares

There are no provisions in the Articles of Association whereby persons acquiring, holding or disposing of a certain percentage of Diageo’s shares are required to make disclosure of their ownership percentage, although there are such requirements under the Companies Act. The basic disclosure requirement under Sections 198 to 211 of the Companies Act imposes upon a person interested in the shares of Diageo a statutory obligation to notify Diageo in writing of details set out in the Companies Act where:

(a)	he acquires or ceases to have an interest in shares comprising any class of Diageo’s issued and voting share capital; and

(b)	as a result, either he obtains, or ceases to have:

(i)	a ‘material interest’ in 3% or more of the nominal value of any class of Diageo’s issued voting share capital; or

(ii)	an aggregate interest (whether ‘material’ or not) in 10%, or more of the nominal value of any class of Diageo’s issued voting share capital or the percentage of his interest in Diageo’s issued voting share capital remains above the relevant level and changes by a whole percentage point or more.

A ‘material’ interest means, broadly, any beneficial interest, including those of a spouse or a child or a step-child, those of a company which is accustomed to act in accordance with the relevant person’s instructions or in which one third or more of the votes are controlled by such person and certain other interests set out in the Companies Act, other than those of an investment manager or an operator of a unit trust/ recognised scheme/ collective investment scheme/ open-ended investment company.

The Companies Act sets out particular rules of disclosure where two or more parties have entered into an agreement to acquire interests in shares of a public company, and the agreement imposes obligations/ restrictions on any such party with respect to the use, retention or disposal of their interests in the shares and an acquisition of shares by a party pursuant to the agreement has taken place.

Under the Companies Act, Diageo may, by notice in writing, require a person that Diageo knows or has reasonable cause to believe is or was during the three years preceding the date of notice interested in Diageo’s shares to indicate whether or not that is correct and, if that person does or did hold an interest in Diageo’s shares, to provide certain information as set out in the Companies Act.

The Companies Act further deals with the disclosure by persons of interests in shares or debentures of the companies of which they are directors and certain associated companies.

There are additional disclosure obligations under the Rules Governing Substantial Acquisitions of Shares where a person acquires 15% or more of the voting rights of a listed company or when an acquisition increases his holding of shares or rights over shares so as to increase his voting rights beyond that level by a whole percentage point. Notification in this case should be to the London Stock Exchange and to Diageo no later than noon on the business day following the date of the acquisition.

The City Code on Takeovers and Mergers also contains strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also to their respective associates during the course of an offer period.

General meetings and notices

At least 21 days’ written notice of an annual general meeting is required. An annual general meeting may be held on short notice provided that all the shareholders entitled to attend and vote at the meeting agree. Any general meeting which is not an annual general meeting is called an ‘extraordinary general meeting’. At least 14 days’ written notice of any extraordinary general meeting is required, unless a special resolution or a resolution on which special notice has been given to Diageo is proposed, in which case 21 days’ written notice is required. Any extraordinary general meeting may be held on short notice if a majority in number of shareholders, who together hold at least 95 per cent in nominal value of Diageo’s shares giving a right to attend and vote at such meeting, agree.

Under Diageo’s Articles of Association, the annual general meeting of shareholders must be held within 15 months of the preceding annual general meeting and at a time and place determined by the directors.

Variation of rights

If, at any time, Diageo’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, either with the consent in writing of the holders of three-quarters in nominal value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.

At every such separate meeting, all of the provisions of the Articles of Association relating to proceedings at a general meeting apply, except that (a) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds, (b) any person present in person or by proxy may demand a poll, and (c) each shareholder will have one vote per share held in that particular class in the event a poll is taken.

Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in all respects or by the reduction of the capital paid up on such shares or by the purchase or redemption by Diageo of its own shares in accordance with the Companies Act and the Articles of Association.

Repurchase of shares

Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Act. Any shares which have been bought back must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo’s issued share capital. Diageo currently has shareholder authority to buy back up to 320,799,370 ordinary shares during the period up to the annual general meeting to be held in 2003. The minimum price which must be paid for such shares is 28 101/108 pence and the maximum price is an amount equal to 105% of the average of the middle market quotations for an ordinary share for the five preceding business days.

MATERIAL CONTRACTS

Agreement for the sale of Burger King Corporation

On 25 July 2002, Diageo announced that it had agreed to sell all issued and outstanding shares of Burger King Corporation to the Delaware Champion Acquisition Corporation, a group composed of Texas Pacific Group, Bain Capital and Goldman Sachs Capital Partners. Under the terms of the agreement Diageo would receive a consideration of $2.26 billion for the Burger King group. The purchase price is subject to closing and post closing adjustments based upon the working capital, indebtedness, capital expenditures and earnings of the Burger King group at or for some period leading up to the time of the closing. The Burger King group will retain $15 million in cash as working capital. The tax cost to Diageo from the proposed sale will be approximately $175 million.

Completion of the sale is conditional on the following material requirements. First, the sale must receive anti-trust and other relevant regulatory approval in the United States and the European Union. Second, the Burger King group must meet certain performance targets for the 2002 fiscal year. Third, the buyers must receive adequate financing. Finally, the sale is dependent on there being no material breach in the contractual promises undertaken by each of the parties.

Regulatory approval of the plan has been received.

For a recent description of the status of this transaction see ‘Item 5. Operating and Financial Review and Prospects — Trend Information — Recent Developments’.

Agreement for the combination of Pillsbury and General Mills

On 31 October 2001, Diageo completed the disposal to General Mills, Inc. of The Pillsbury Company and the capital stock or other equity interests of entities that comprised Diageo’s worldwide packaged food business. Pursuant to the merger agreement, as amended, Pillsbury merged with a newly formed subsidiary of General Mills and, as a result, became a wholly owned subsidiary of General Mills. At the same time, under separate subsidiary purchase agreements, subsidiaries of General Mills purchased the shares and/or assets of the Diageo subsidiaries (and the equity interests owned by Diageo in other related entities) which conduct the non-US packaged food businesses which The Pillsbury Company does not directly or indirectly own.

Under the revised terms of the transaction, Diageo received 134 million newly issued General Mills shares, constituting approximately 32% of General Mills’ share capital, and $3,830 million (£2,716 million) of cash and assumed debt. Diageo also had a contingent value right to receive up to $670 million (£475 million) at the eighteen-month anniversary of the completion depending on the General Mills share price shortly prior to that anniversary and the number of shares of General Mills’ common stock that Diageo continues to hold on such anniversary. Following Diageo’s exercise of its option to sell General Mills shares, described below, the maximum amount will be $395 million (£280 million). Diageo will receive some or all of this amount to the extent that the average General Mills share price is lower than $49 over the 20 trading day period prior to the eighteen-month anniversary. A maximum payment of $5.00 per share of General Mills still held will be made if the average share price over that same period is at or below $44.

Under the amended agreement, Diageo had an option to sell 55 million of its General Mills shares back to General Mills at a price of $42.14 per share. It exercised such option on 1 November 2001 and completed the sale to General Mills of such shares on 5 November 2001.

Completion of the combination was conditional upon a number of factors, including approval by the shareholders of Diageo and General Mills, execution of the stockholders agreement described below, and regulatory approvals, including antitrust approval in the United States and approval of the European Commission under the EC merger regulations. The combination was approved by Diageo shareholders on 2 October 2000 and by General Mills’ shareholders on 8 December 2000. A vote by the Federal Trade Commission on 23 October 2001 resulted in no action being taken against the combination, which had been previously approved by the European Commission. In connection with this transaction, General Mills and Diageo arranged for the sale to International Multifoods Corporation of certain portions of the Pillsbury business, including the ’Dessert and Speciality Products’ business.

At completion of the combination, Diageo, General Mills and the Gramet Holdings Corporation, the sole stockholder of Pillsbury and an indirect wholly-owned subsidiary of Diageo, entered into the stockholders agreement. The stockholders agreement provides, amongst other things, for:

•	a standstill provision, pursuant to which Diageo will be precluded from seeking to gain control of, or buying additional shares in, General Mills until the earlier of 20 years following completion, or three years following the date on which Diageo owns less than 5% of General Mills’ outstanding shares;

•	a requirement that Diageo dispose of at least 75% of the General Mills shares acquired at completion within ten years;

•	voting restrictions for the General Mills shares acquired by Diageo. Diageo is required to vote all of its General Mills’ shares in favour of the director nominees recommended by the General Mills board of directors. On all other matters, the agreement generally requires pass-through voting by Diageo, so its shares will be voted in the same proportion as the other General Mills shares are voted for a period of ten years or until Diageo owns less than 5% of General Mills’ outstanding shares, whichever is earlier;

•	representation on the General Mills board for Diageo. So long as Diageo owns at least 50% of the 134 million shares it received in this combination, Diageo may designate two individuals to the General Mills board of directors. Those designees are Paul Walsh, Chief Executive Officer of Diageo, and Jack Keenan, former Deputy Chief Executive of Guinness United Distillers & Vintners. For as long as Diageo owns more than 5% of General Mills’ outstanding shares but less than 50% of the 134 million shares it received in the combination, the Group Chief Executive of Diageo will be designated to the General Mills board of directors;

•	participation by Diageo in General Mills’ share repurchase programmes unless the repurchases are made by a tender offer or made in connection with the General Mills’ employee benefit plans; and

•	registration rights for Diageo for its General Mills shares. At any time within one year of completion or at any date over twenty months after completion, Diageo may require General Mills to file a registration statement under the United States Securities Act of 1933 in respect of all or a portion of the General Mills shares received at completion. Diageo may make up to 12 demands, but each registration must cover shares valued in excess of $300 million and only one demand may be made during any nine-month period.

Agreement for the acquisition of the Seagram spirits and wine businesses

On 4 December 2000 Diageo and Pernod Ricard entered into a formal agreement governing their bidding arrangements for the Seagram spirits and wine business. The agreement, as amended, sets forth principles governing the split of Seagram’s activities, the integration process for the business, the interim management for the non-core businesses, and the supervisory body which will govern the relationship between Diageo and Pernod Ricard. Under the restated Framework and Implementation agreement, the economic interest in these non-core businesses, including operating profits or losses and disposal proceeds, as well as certain other items, is currently set to be shared between Diageo and Pernod Ricard in the ratio of 60.9/39.1, but may be changed by Diageo and Pernod Ricard. The liabilities of these businesses generally will be shared by Diageo and Pernod Ricard in the same proportions. Currently, Diageo and Pernod Ricard are discussing principles to govern their management of, and the winding-up of, the remaining jointly owned Seagram businesses. The discussions are expected to culminate in the execution of a new agreement to replace or amend the 4 December 2000 agreement (as revised) by the end of the year.

On 19 December 2000, Diageo and Pernod Ricard entered into a stock and asset purchase agreement with Vivendi Universal S.A., whereby Pernod Ricard and Diageo acquired stock and assets of the worldwide spirits, wines, wine and malt coolers, other malt beverages, fortified wines, non-alcoholic mixers and other alcoholic and non-alcoholic beverages business of The Seagram Company Ltd. The acquisition consideration, under the stock and asset purchase agreement, was US$8.15 billion in cash, subject to a number of adjustments. These adjustments include a reduction of the purchase price by an amount equal to the aggregate debt (net of cash equivalents) of the acquired businesses and an increase or reduction of the purchase price by the difference between the working capital of the acquired businesses at the time of closing and 30 June 2000. On 8 August 2002, Diageo, Pernod Ricard and Vivendi Universal entered into an agreement whereby they settled the working capital adjustments as provided for in the stock and asset purchase agreement. Diageo’s share of the agreed adjustments relating to working capital changes during the period 30 June 2000 until 21 December 2001, and the debt position of the acquired businesses at the time of closing, resulted in net payments of approximately US$145 million by Diageo to Vivendi Universal. The purchase price was also subject to adjustment in connection with a claim by Destiléria Serrallés, Inc., that its right of first refusal regarding the Captain Morgan trademarks is triggered by the proposed transfer of the shares of Joseph E. Seagram & Sons, Inc. This adjustment has been rendered moot due to the fact that, in February 2002, Diageo and Serrallés entered into a settlement agreement that terminated Serrallés’s suit based upon the alleged violation of its right to first refusal for Captain Morgan rum. Settlement was made contingent upon (1) a bulk rum supply agreement between Serrallés and Diageo for the Captain Morgan brand which was executed in May 2002; and (2) the sale of the Malibu rum brand to Allied Domecq, which was completed in May 2002.

EXCHANGE CONTROLS

There are currently no UK foreign exchange control restrictions on the payment of dividends to US persons on Diageo’s ordinary shares or preferred securities or on the conduct of Diageo’s operations.

There are no restrictions under the company’s Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote the company’s ordinary shares or preferred securities.

TAXATION

This section describes the material United States federal income tax and United Kingdom tax consequences of owning shares, ADSs or preferred securities. It applies to ordinary shares, ADSs or preferred securities held as capital assets for tax purposes. This section does not apply to members of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organisation,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the voting stock of Diageo,

•	a person that holds shares ADSs or preferred securities as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of the United Kingdom all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income and Capital Gain (the ‘Treaty’). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

A US holder is a beneficial owner of shares, ADSs or preferred securities that is:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust.

This section is not intended to provide specific advice and no action should be taken or omitted to be taken in reliance upon it. This discussion addresses only United States federal income tax and United Kingdom income tax, corporation tax, capital gains tax, inheritance tax and stamp duty tax.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes and for purposes of the Treaty, holders of ADRs evidencing ADSs will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax or to United Kingdom tax.

Taxation of dividends

Ordinary shares or ADSs

UK taxation. Under the Treaty, an individual US holder whose holding is not effectively connected with a ‘permanent establishment’ through which the shareholder carries on business in the United Kingdom or a ‘fixed base’ in the United Kingdom from which the shareholder performs independent personal services would be entitled to receive, in addition to any dividend paid by the company, a payment from the UK Inland Revenue in respect of such dividend equal to the tax credit to which an individual resident in the United Kingdom for tax purposes would have been entitled had he or she received the dividend (which is currently equal to one-ninth of the dividend received), reduced by a notional UK withholding tax equal to an amount not exceeding 15% of the sum of the dividend paid and the UK tax credit payment. At current rates, the notional withholding tax would eliminate the tax credit payment but no withholding in excess of the tax credit payment would be imposed upon the US holder. Thus, for example, a US holder that received a dividend of £9 would also be entitled to receive from the UK Inland Revenue a tax credit of £1 (one-ninth of the dividend received), but the entire payment of £1 would be eliminated by the notional UK withholding tax, which would result in a net distribution, before US tax, of £9 to the US holder.

US taxation. Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, a US holder must include in gross income the gross amount of any dividend paid by Diageo out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). US holders must include any United Kingdom tax withheld from the dividend payment in this gross amount even though they do not in fact receive it. The dividend is ordinary income that must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Dividends will be income from sources outside the United States, but generally will be ‘passive income’ or ‘financial services income’ which is treated separately from other types of income for purposes of computing the foreign tax credit allowable. The amount of the dividend distribution that must be included in income of a US holder will be the US dollar value of the pence payments made, determined at the spot United Kingdom pence/ US dollar rate on the date the dividend distribution is included in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the United Kingdom tax withheld in accordance with the Treaty and paid over to the United Kingdom will be creditable against a United States federal income tax liability.

On 24 July 2001, the United States and the United Kingdom signed a new income tax convention. If ratified, and when effective, an individual would not be subject to UK withholding tax and therefore would not be entitled to a foreign tax credit.

Preferred securities

UK taxation. Payments to a US holder of preferred securities whose holding is not effectively connected with a permanent establishment or a fixed base in the United Kingdom made (i) by Grand Metropolitan Delaware, LP pursuant to the preferred securities or (ii) by the company pursuant to its guarantee thereof will not be subject to

UK withholding tax provided that, as regards the portion of any payment by the company which represents income in respect of the preferred securities:

(A)	that portion is exempt from taxation in the United Kingdom under Article 22 of the Treaty (other income);

(B)	the US holder is entitled to and has claimed the benefit of the Treaty in respect of such payment; and

(C)	the company has received from the Inland Revenue, prior to the payment being made, a direction pursuant to the Treaty allowing payment to be made without deduction of UK tax.

If (B) or (C) above is not satisfied so that tax is withheld by the company, a person entitled to exemption under the Treaty may claim repayment of such tax from the Inland Revenue.

US taxation. A United States holder of preferred securities will be required to include in gross income its distributive share of the net income of Grand Metropolitan Delaware, LP, which generally will not exceed the distributions received on the preferred securities. This income will be ordinary income that will not be eligible for the dividends received deduction, and will be foreign source ‘passive’ or, in the case of certain holders, ‘financial services’ income for foreign tax credit purposes.

Taxation of capital gain

UK taxation. A citizen or resident of the United States who is neither resident nor ordinarily resident in the United Kingdom, will not be liable for UK tax on gains realised or accrued on the sale or other disposal of ADSs, ordinary shares or preferred securities unless the ADSs or ordinary shares or preferred securities are held in connection with a trade or business carried on by the shareholder in the United Kingdom through a branch or agency. A US holder will be liable for US federal income tax on such gains to the same extent as on any other gains from sale or dispositions of shares or stock.

A US holder who is liable for both UK and US tax on a gain on the disposal of ADSs, or ordinary shares or preferred securities will generally be entitled, subject to certain limitations, to a credit against the shareholder’s US federal income tax liability for the amount of any UK tax paid in respect of such gain.

US taxation. Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of shares, ADSs, or preferred securities, will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that is realised and the tax basis, determined in US dollars, in shares, ADSs or preferred securities. Capital gain of a non-corporate US holder is generally taxed at a maximum rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC rules

Diageo believes that shares, ADSs and preferred securities should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares, ADSs or preferred securities, gain realised on the sale or other disposition of shares, ADSs or preferred securities would in general not be treated as capital gain. Instead, US holders would be treated as if the holder had realised such gain and certain ‘excess distributions’ pro-rated over the holder’s holding period for the shares, ADSs or preferred securities and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

United Kingdom inheritance tax

An ADS, ordinary share or preferred security held by an individual shareholder who is domiciled in the United States for the purpose of the Convention Between the United States and the United Kingdom relating to estate and gift taxes (the ‘Convention’) and is not domiciled in the United Kingdom for such purposes will not be subject to UK inheritance tax on the individual’s death (whether held on the date of death or gifted during the individual’s lifetime) except in the exceptional case where the ADS or ordinary share is part of the business property of a UK permanent establishment of the individual or pertains to a UK fixed base of an individual who performs independent personal services. The Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States and for tax paid in the United States to be credited against any tax payable in the United Kingdom, based on priority rules set forth in the Convention, in a case where an ADS, ordinary share or preferred security is subject both to UK inheritance tax and to US Federal gift or estate tax.

United Kingdom stamp duty and stamp duty reserve tax

Stamp duty reserve tax (SDRT) arises upon the deposit of an underlying ordinary share with the Depositary. The Depositary will pay the SDRT but will recover an amount in respect of such tax from the initial holders of ADSs.

No UK stamp duty will be payable on the acquisition or transfer of ADSs or preferred securities, provided that the instrument of transfer is not executed in the United Kingdom and remains at all times outside the United Kingdom. Furthermore, an agreement to transfer ADSs in the form of ADRs or preferred securities will not give rise to a liability to SDRT.

Purchases of ordinary shares, as opposed to ADSs will normally be subject to UK stamp duty or SDRT at the rate of 50 pence per £100 (or part) of the price payable for the ordinary shares at the time of the transfer. However, where ordinary shares being acquired are transferred direct to the Depositary’s nominee, the only charge will generally be the higher SDRT charge of £1.50 per £100 (or part) of the price payable for the ordinary shares so acquired.

DOCUMENTS ON DISPLAY

The latest Annual Report and Accounts, the Annual Review and any related documents of the company may be inspected at the Securities and Exchange Commission’s public reference rooms located at 450 Fifth Street, NW Washington, DC 20549. Information on the operation of the public reference room can be obtained by calling the Securities and Exchange Commission at 1 800 SEC 0330.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The group’s funding, liquidity and exposure to interest rate and foreign exchange rate risks are managed by the group’s treasury department. The treasury department uses a combination of derivative and conventional financial instruments to manage these underlying treasury risks.

Treasury operations are conducted within a framework of board-approved policies and guidelines, which are recommended and subsequently monitored by the finance committee (this committee is described in ‘Item 6. Directors, Senior Management and Employees — Board Practices — Executive direction and control’). These include benchmark exposure and/or hedge cover levels for each of the key areas of treasury risk. The benchmarks and hedge cover levels are reviewed by the board as deemed appropriate following significant business or strategic changes. During the year, the board reviewed the group’s interest rate and foreign exchange risk management policies in the light of the group’s transition to a focused premium drinks company, its managing for value principles and recent trends in accounting standards. Board approval was obtained to depart temporarily from the benchmarks, allowing an orderly progression towards the usual benchmarks as a result of the transactions and to take account of the policy review. Revised policies, which will begin to be implemented during the year ending 30 June 2003, were approved by the board in June 2002. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board-approved strategies. Transactions giving rise to exposures away from the defined benchmark levels arising on the application of this flexibility are separately monitored on a daily basis using value at risk analysis. They are carried at fair value and gains or losses are taken to the profit and loss account as they arise.

The finance committee receives bi-monthly reports on the activities of the treasury department, including any exposures away from the defined benchmarks. The internal control environment is reviewed regularly.

Currency risk. The group publishes its financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements which will affect the group’s transaction costs, and the translation of the results and underlying net assets of its foreign subsidiaries.

The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign currency net assets by holding net borrowings in foreign currencies and by using foreign currency swaps and cross-currency interest rate swaps. During the year, the group’s policy was to hedge currency exposure on its net assets before net borrowings at approximately the following percentages — 75% for US dollars, 90% for euros and 50% for other significant currencies. This policy leaves the remaining part of the group’s net assets before net borrowings subject to currency movements. In the year ending 30 June 2003, the proportion of US dollar currency exposure being hedged will increase from 75% to approximately 90%. This policy reduces the volatility of profit before exceptional items and tax and interest cover. Exchange differences arising on the retranslation of foreign currency net borrowings and foreign exchange swaps are recognised in the statement of total recognised gains and losses to match exchange differences on foreign equity investments, in accordance with SSAP 20.

It is group policy to hedge, normally on a rolling 12 month basis, the translation of a proportion of the group’s forecast future profit before exceptional items and tax denominated in US dollars and euros, primarily with currency option cylinders (which consist of separate put and call options) and forward foreign currency exchange contracts. This approach limits in part the translation exposure of the group’s profit before exceptional items and tax to movements in the exchange rates. For the profits hedged with currency option cylinders, the group is only exposed to exchange rate movements within a specified range. Gains and losses on option cylinders are recognised in the underlying hedged periods. Following the policy review, it has been decided that the group will no longer undertake profit translation hedging beginning 1 July 2003. This change in policy will mean that from 1 July 2003 the group’s profit before exceptional items and tax will be exposed to the full impact of translation movements in exchange. For the year ending 30 June 2003, the group will still have translation hedging of its core premium drinks business at the profit before exceptional items and tax level.

For currencies in which there is an active market, the group hedges between 80% and 100% of transactional foreign exchange rate risk, up to 18 months forward, using forward foreign currency exchange contracts. The gain or loss on the hedge is recognised at the same time as the underlying transaction.

Interest rate risk. The group has an exposure to interest rate risk and, within this category of market risk, is most vulnerable to changes in US dollar, sterling and euro interest rates. To manage interest rate risk, the group manages its proportion of fixed to variable rate borrowings within limits approved by the board, primarily through issuing long term fixed rate bonds, medium term notes and floating rate commercial paper, and by utilising interest rate swaps, cross-currency interest rate swaps and swaptions. The profile of fixed rate to floating rate net borrowings is maintained such that projected net borrowings are fully floating after five years, and are approximately 50% fixed and 50% floating within five years. The floating element of US dollar net borrowings within five years is partly protected using interest rate collars. Following the policy review, the level of interest rate collars will reduce during the year ending 30 June 2003. Interest rate collars will take up to approximately four years to expire, however. In addition, where appropriate, the group may use forward rate agreements to manage short term interest rate exposures. Swaps, swaptions, forward rate agreements and collars are accounted for as hedges. Such management serves to increase the accuracy of the business planning process and to help manage the interest cover ratio, which the group currently aims to maintain at a minimum level of five times over the long term. The group’s interest cover ratio may, however, go below such minimum level in the short term.

Liquidity risk. The group’s strategy with regard to the maturity profile of borrowings is to maintain the proportion of borrowings maturing within one year at below 60% of total borrowings, and to maintain the level of commercial paper at below 50% of total borrowings. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

Credit risk. A large number of major international financial institutions are counterparties to the interest rate swaps, foreign exchange contracts and deposits transacted by the group. Transactions are only entered into with counterparties with a long term credit rating of A or better. The group monitors its credit exposure to its counterparties, together with their credit ratings.

Commodity price risk. The group uses commodity futures and options to hedge against price risk in certain commodities. All commodity futures and options contracts hedge a projected future purchase of raw material. Commodity futures or options are then either closed out at the time the raw material is purchased or they are exchanged with the company manufacturing the raw material to determine the contract price. Commodity contracts are held in the balance sheet at fair value but any gains and losses are deferred until the contracts are closed out or exchanged. Open contracts at 30 June 2002 and gains and losses realised in the year or deferred at the balance sheet date were not significant. This activity has reduced following the disposal of the packaged food businesses.

Employee share schemes. Awards and option grants vesting under the various employee share schemes are generally satisfied by the transfer of existing shares. These awards and option grants are hedged through the purchase of shares or call options. Exceptions to this policy are exercises under certain GrandMet and international schemes that are satisfied by the issue of new equity.

Sensitivity analysis

For financial instruments held, the group has used a sensitivity analysis technique that measures the change in the fair value of the group’s financial instruments from hypothetical changes in market rates.

The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the table below, which therefore should not be considered a projection of likely future events and losses.

The estimated changes in the fair values of borrowings, the guaranteed preferred securities and the associated derivative financial instruments at 30 June 2002 are set out in the table below. The basis of the estimated fair values is set out in note 18 to the financial statements.

The estimated changes in fair values for interest rate movements are based on an instantaneous decrease of 1% (100 basis points) in the specific rate of interest applicable to each class of financial instruments from the levels effective at 30 June 2002, with all other variables remaining constant. The estimated changes in the fair value for foreign exchange rates are based on an instantaneous 10% weakening in sterling against all other currencies from the levels applicable at 30 June 2002, with all other variables remaining constant. Such analysis is for illustrative purposes only as in practice, market rates rarely change in isolation.

Sensitivity analysis table at 30 June 2002

	Fair value changes arising from:

	Estimated	1% fall in	10% weakening
	fair value	interest rates	in sterling

	£ million	£ million	£ million
Borrowings	(7,547)	(141)	(681)
Interest rate contracts	405	27	41
Foreign exchange contracts:
Transaction	21	—	(117)
Balance sheet translation	32	—	(99)
Foreign exchange options:
Profit translation	11	—	(51)
Guaranteed preferred securities	(421)	(9)	(36)
Other financial net assets	165	(6)	21
Contingent value right re General Mills, Inc.*	164	5	16

*   Diageo has a contingent value right to receive up to $395 million (£260 million) on 30 April 2003 from General Mills, depending on the General Mills share price shortly prior to 30 April 2003 and the number of shares of General Mills’ common stock that Diageo continues to hold on that date. Diageo will receive some or all of this amount to the extent that the average General Mills share price is lower than $49 over the 20 day trading period prior to 30 April 2003. A maximum payment of $5 per share of General Mills still held will be made if the average share price over that same period is at or below $44.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	[RESERVED]

ITEM 16.	[RESERVED]

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements

The following consolidated financial statements, together with the auditor’s report thereon, are filed as part of this Annual Report:

ITEM 19.	EXHIBITS

1.1	Memorandum and Articles of Association of Diageo plc
2.1	Indenture, among Diageo Capital plc, Diageo plc and Citibank N.A., dated as of 3 August 1998 (incorporated by reference to Exhibit 4.1 to Diageo plc’s Registration Statement on Form F-3 (File No. 333-8874))
2.2	Indenture, among Diageo Investment Corporation, Diageo plc and Citibank N.A., dated as of 1 June 1999 (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))
4.1	Stock Purchase Agreement among Gramet Holdings Corp., Diageo plc and Delaware Champion Acquisition Corporation, dated as of 25 July 2002
4.2	First Amendment to Agreement and Plan of Merger, dated 12 April 2001 by and among General Mills, Inc., General Mills North American Businesses, Inc., Diageo plc and The Pillsbury Company (incorporated by reference to Exhibit 4.1 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))
4.3	Second Amendment to Agreement and Plan of Merger, dated as of 31 October 2001 by and among General Mills, Inc., General Mills North American Businesses, Inc., Diageo plc and The Pillsbury Company (incorporated by reference to Exhibit 4.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))
4.4	Stockholders Agreement, dated 31 October 2001 by and among General Mills, Inc., Gramet Holdings Corporation and Diageo plc (incorporated by reference to Exhibit 4.3 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))
4.5	Stock and Asset Purchase Agreement among Vivendi Universal S.A., Pernod Ricard S.A. and Diageo plc, dated as of 19 December 2000 (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-4 (No. 333-55000) filed by Vivendi Universal) (incorporated by reference to Exhibit 4.4 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))
4.6	Restated Framework and Implementation Agreement, dated 9 February 2001, between Diageo plc and Pernod Ricard S.A. (incorporated by reference to Exhibit 4.5 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))
4.7	Service Agreement, among Diageo plc and Paul Walsh, dated 7 October 1999 (incorporated by reference to Exhibit 4.6 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))
4.8	Service Agreement, among Diageo plc and Nicholas Rose, dated 1 October 2000 (incorporated by reference to Exhibit 4.7 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))
4.9	Letter Agreement, among Diageo plc and Lord Blyth of Rowington, dated 7 October 1999 (incorporated by reference to Exhibit 4.8 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))
4.10	The Diageo plc Senior Executive Share Option Plan (incorporated by reference to Exhibit 99.1 to Diageo plc’s Registration Statement on Form S-8 (File No. 333-11462))
4.11	The Diageo plc Executive Share Option Plan Rules (incorporated by reference to Exhibit 99.1 to Diageo plc’s Registration Statement on Form S-8 (File No. 333-11460))
4.12	The Diageo plc Associated Companies Share Option Plan (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))
4.13	Diageo plc Long Term Incentive Plan Rules (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))
4.14	The Diageo plc Share Incentive Plan (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))
8.1	Principal group companies (incorporated by reference to page F-69 in the Annual Report)
10.1	Consent of independent auditor

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

/s/ NC ROSE

NC Rose
Finance Director

Date:       November 2002

I, Paul S. Walsh, certify that:

1.	I have reviewed this annual report on Form 20-F of Diageo plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.	Based on my knowledge, this financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

/s/ PS WALSH

Title:	Chief Executive

(Principal Executive Officer)

Date:       November 2002

I, Nicholas C. Rose, certify that:

1.	I have reviewed this annual report on Form 20-F of Diageo plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.	Based on my knowledge, this financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

/s/ NC ROSE

Title:	Finance Director

(Principal Financial Officer)

Date:       November 2002

DIAGEO

INDEPENDENT AUDITOR’S REPORT

to the shareholders and Board of Directors of Diageo plc

We have audited the accompanying consolidated balance sheets of Diageo plc and subsidiaries as at 30 June 2002 and 30 June 2001, and the related consolidated profit and loss accounts, statements of total recognised gains and losses and cash flows for each of the years in the three year period ended 30 June 2002 presented on pages F-3 to F-67. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2002 and 30 June 2001 and the results of their operations and their cash flows for each of the years in the three year period ended 30 June 2002 in conformity with generally accepted accounting principles in the United Kingdom.

As discussed in note 1 to the consolidated financial statements, the Diageo Group changed its method of accounting for deferred taxes in the year ended 30 June 2002 as a result of the adoption of FRS 19 — Deferred tax.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected net income for the years ended 30 June 2002, 2001 and 2000 and shareholders’ equity as at 30 June 2002 and 2001, to the extent summarised in note 33 to the consolidated financial statements.

KPMG Audit Plc

Chartered Accountants
Registered Auditor
London, England
4 September 2002,
except as to notes 29 and 32
which are as of 7 November 2002.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended 30 June 2002			Year ended 30 June 2001

					Before
		Before			goodwill	Goodwill
		goodwill	Goodwill		and	and
		and	and		exceptional	exceptional
		exceptional	exceptional		items	items		Total
		items	items	Total	(restated)	(restated)		(restated)

	Notes	£ million	£ million	£ million	£ million	£ million		£ million
Turnover
Continuing operations		9,254	—	9,254	8,622	—		8,622
Acquisitions		573	—	573

		9,827	—	9,827	8,622			8,622
Discontinued operations		1,455	—	1,455	4,199	—		4,199

Total turnover	2	11,282	—	11,282	12,821	—		12,821
Operating costs	4	(9,164)	(465)	(9,629)	(10,694)	(254)		(10,948)

Operating profit	2	2,118	(465)	1,653	2,127	(254)		1,873
Continuing operations		1,798	(459)	1,339	1,609	(225)		1,384
Acquisitions		130	—	130

		1,928	(459)	1,469	1,609	(225)		1,384
Discontinued operations		190	(6)	184	518	(29)		489
Operating profit	2	2,118	(465)	1,653	2,127	(254)		1,873
Share of profits of associates	6	324	(41)	283	203	—		203

Trading profit		2,442	(506)	1,936	2,330	(254)		2,076
Continuing operations
Disposal of fixed assets			(22)	(22)		19		19
Sale of businesses	7		499	499		28		28
Discontinued operations
Sale of businesses	7		322	322		(51)		(51)
			799	799		(4)		(4)
Interest payable (net)	8	(399)	—	(399)	(350)	—		(350)

Profit on ordinary activities before taxation		2,043	293	2,336	1,980	(258)		1,722
Taxation on profit on ordinary activities	9	(511)	(121)	(632)	(468)	33		(435)

Profit on ordinary activities after taxation		1,532	172	1,704	1,512	(225)		1,287
Minority interests
Equity		(49)	—	(49)	(43)	—		(43)
Non-equity		(38)	—	(38)	(37)	—		(37)

Profit for the year		1,445	172	1,617	1,432	(225)		1,207
Dividends	10	(767)	—	(767)	(751)	—		(751)

Transferred to reserves		678	172	850	681	(225)		456

Earnings per share	11
Basic		43.6p	5.2p	48.8p	42.4p	(6.7	)p	35.7p
Diluted		43.5p	5.2p	48.7p	42.4p	(6.7	)p	35.7p
Earnings per American depositary share
Basic		174.4p	20.8p	195.2p	169.6p	(26.8	)p	142.8p
Diluted		174.0p	20.8p	194.8p	169.6p	(26.8	)p	142.8p

The accompanying notes are an integral part of these financial statements

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended 30 June 2000

		Before
		goodwill	Goodwill
		and	and
		exceptional	exceptional
		items	items		Total
		(restated)	(restated)		(restated)

	Notes	£ million	£ million		£ million
Turnover
Continuing operations		8,058	—		8,058
Discontinued operations		3,812	—		3,812

Total turnover	2	11,870	—		11,870
Operating costs	4	(9,890)	(198)		(10,088)

Operating profit	2	1,980	(198)		1,782
Continuing operations		1,488	(140)		1,348
Discontinued operations		492	(58)		434
Operating profit	2	1,980	(198)		1,782
Share of profits of associates	6	198	(3)		195

Trading profit		2,178	(201)		1,977
Disposal of fixed assets			5		5
Sale of businesses	7		(165)		(165)
Discontinued operations
Sale of businesses	7		(3)		(3)
			(163)		(163)
Interest payable (net)	8	(363)	—		(363)

Profit on ordinary activities before taxation		1,815	(364)		1,451
Taxation on profit on ordinary activities	9	(458)	71		(387)

Profit on ordinary activities after taxation		1,357	(293)		1,064
Minority interests
Equity		(37)	—		(37)
Non-equity		(37)	—		(37)

Profit for the year		1,283	(293)		990
Dividends	10	(713)	—		(713)

Transferred to reserves		570	(293)		277

Earnings per share	11
Basic		37.8p	(8.6	)p	29.2p
Diluted		37.7p	(8.6	)p	29.1p
Earnings per American depositary share
Basic		151.2p	(34.4	)p	116.8p
Diluted		150.8p	(34.4	)p	116.4p

The accompanying notes are an integral part of these financial statements

CONSOLIDATED BALANCE SHEET

				30 June 2001
		30 June 2002		(restated)

	Notes	£ million	£ million	£ million	£ million
Fixed assets
Intangible assets	12		5,434		5,672
Tangible assets	13		2,545		3,176
Investment in associates	14		2,899		1,193
Other investments	14		284		280

			11,162		10,321
Current assets
Stocks	15	2,316		2,232
Debtors — due within one year	16	2,209		1,965
Debtors — due after one year	16	1,210		1,284
Cash at bank and liquid resources	17	1,596		1,842

		7,331		7,323

Creditors — due within one year
Borrowings	17	(3,718)		(3,602)
Other creditors	19	(3,645)		(3,495)

		(7,363)		(7,097)

Net current (liabilities)/assets			(32)		226

Total assets less current liabilities			11,130		10,547
Creditors — due after one year
Borrowings	17	(3,711)		(3,993)
Other creditors	19	(49)		(96)

			(3,760)		(4,089)
Provisions for liabilities and charges	20		(814)		(729)

			6,556		5,729

Capital and reserves
Called up share capital	22		930		987
Share premium account		1,324		1,314
Revaluation reserve		129		137
Capital redemption reserve		3,012		2,954
Profit and loss account		606		(269)

Reserves attributable to equity shareholders	23		5,071		4,136

Shareholders’ funds			6,001		5,123
Minority interests
Equity		184		207
Non-equity	25	371		399

			555		606

			6,556		5,729

The accompanying notes are an integral part of these financial statements

CONSOLIDATED CASH FLOW STATEMENT

		Year ended	Year ended	Year ended
		30 June	30 June	30 June
		2002	2001	2000

	Notes	£ million	£ million	£ million
Net cash inflow from operating activities	26	2,008	2,276	2,043
Dividends received from associates		87	101	64
Returns on investments and servicing of finance
Interest paid (net)		(360)	(446)	(405)
Dividends paid to equity minority interests		(40)	(31)	(27)
		(400)	(477)	(432)
Taxation		(311)	(230)	(285)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(585)	(439)	(547)
Purchase/sale of own shares		(64)	(54)	(38)
Sale of fixed assets		57	43	59
		(592)	(450)	(526)

Free cash flow		792	1,220	864
Acquisitions and disposals
Purchase of Seagram spirits and wine businesses	27	(3,533)	—	—
Purchase of other subsidiaries	27	(59)	(136)	(151)
Sale of The Pillsbury Company	28	4,179	—	—
Sale of other subsidiaries and businesses	28	921	12	638
Sale of associates		—	19	—
		1,508	(105)	487
Equity dividends paid		(758)	(725)	(683)

Cash flow before management of liquid resources and financing		1,542	390	668
Management of liquid resources		92	(572)	(219)
Financing
Issue of share capital		11	31	12
Own shares purchased for cancellation		(1,658)	(108)	(54)
Redemption of guaranteed preferred securities		—	(39)	—
(Decrease)/increase in loans		(137)	398	(544)
		(1,784)	282	(586)

(Decrease)/increase in cash in the year		(150)	100	(137)

Movements in net borrowings	17
(Decrease)/increase in cash in the year		(150)	100	(137)
Cash flow from change in loans		137	(398)	544
Change in liquid resources		(92)	572	219

Change in net borrowings from cash flows		(105)	274	626
Exchange adjustments		267	(229)	(119)
Non-cash items		(179)	21	4

(Increase)/decrease in net borrowings		(17)	66	511
Net borrowings at beginning of the year		(5,479)	(5,545)	(6,056)

Net borrowings at end of the year		(5,496)	(5,479)	(5,545)

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

		Year ended	Year ended
	Year ended	30 June 2001	30 June 2000
	30 June 2002	(restated)	(restated)

	£ million	£ million	£ million
Profit for the year — group	1,486	1,037	872
— associates	131	170	118

	1,617	1,207	990
Exchange adjustments — group	(38)	121	40
— associates	(55)	(24)	(14)
Tax charge on exchange in reserves	—	(17)	(7)

Total recognised gains and losses	1,524	1,287	1,009

Prior year adjustment (note 1)	(64)

Total recognised gains and losses since the last annual report	1,460

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES

There is no material difference between the reported profit shown in the consolidated profit and loss account and the profit for the relevant years restated on an historical cost basis.

The accompanying notes are an integral part of these financial statements

ACCOUNTING POLICIES

Basis of accounting

The accounts are prepared under the historical cost convention, modified by the revaluation of certain land and buildings, and in accordance with applicable UK accounting standards.

Basis of consolidation

The group accounts include the accounts of the company and its subsidiary undertakings (subsidiaries) together with the attributable share of the group’s share of the results of joint arrangements and associated undertakings (associates). Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiaries sold or acquired are included in the profit and loss account up to, or from, the date control passes.

Acquisitions and disposals

On the acquisition of a business, or of an interest in an associate, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets including significant owned brands acquired. Adjustments to fair value include those made to bring accounting policies into line with those of the group. Where statutory merger relief is applicable, the difference between the fair value of the business acquired and the nominal value of shares issued as purchase consideration is treated as a merger reserve.

The profit and loss on the disposal of a previously acquired business includes the attributable amount of purchased goodwill relating to that business, including any goodwill written off direct to reserves prior to 1 July 1998.

Brands, goodwill and other intangible assets

When the cost of an acquisition exceeds the fair values attributable to the group’s share of the net assets acquired, the difference is treated as purchased goodwill. Goodwill arising on acquisitions subsequent to 1 July 1998 is capitalised; prior to that date it was eliminated against reserves, and this goodwill has not been restated.

Acquired brands and other intangible assets which are controlled through custody or legal rights and could be sold separately from the rest of the business are capitalised, where fair value can be reliably measured.

Where capitalised goodwill and intangible assets are regarded as having limited useful economic lives, their cost is amortised on a straight-line basis over those lives — up to 20 years. Where goodwill and intangible assets are regarded as having indefinite useful economic lives, they are not amortised. Impairment reviews are carried out to ensure that goodwill and intangible assets are not carried at above their recoverable amounts. Wherever events or circumstances indicate that the carrying amount may not be recoverable, the group performs discounted cash flow analyses to compare discounted estimated future operating cash flows with the net carrying value of brands or goodwill. Any amortisation or impairment write downs are charged to the profit and loss account.

Tangible fixed assets

Land and buildings are stated at cost or at professional valuation, less depreciation. Freehold land is not depreciated. Leaseholds are depreciated over the unexpired period of the lease. Other tangible fixed assets are depreciated on a straightline basis to estimated residual values over their expected useful lives within the following ranges: industrial and other buildings — 10 to 50 years; plant and machinery — 5 to 25 years; fixtures and fittings — 5 to 10 years; casks and containers — 15 to 20 years; and computer software — up to 5 years.

Reviews are carried out if there is some indication that impairment may have occurred, to ensure that fixed assets are not carried at above their recoverable amounts.

Leases

Where the group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Other leases are treated as operating leases, with payments and receipts taken to the profit and loss account on a straightline basis over the life of the lease.

Associates and joint arrangements

An associate is an undertaking in which the group has a long term equity interest and over which it exercises significant influence. The group’s interest in the net assets of associates is included in investments in the group balance sheet. Joint arrangements, where each party has its own separate interest in particular risks and rewards, are accounted for by including the attributable share of the assets and liabilities, measured according to the terms of the arrangement.

Investment in own shares

Investment in own shares is held for the purpose of fulfilling obligations in respect of various employee share plans around the group. The difference between the purchase price of the shares and the exercise price of the option or grant is amortised over the relevant period (generally the three years from the date of an award), except for savings-related options granted prior to 1 July 1999 where the difference was taken as an exceptional charge on acquisition of the shares in 1999.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, and an appropriate proportion of production and other overheads.

Foreign currencies

The profit and loss accounts and cash flows of overseas subsidiaries and associates are translated into sterling at weighted average rates of exchange, other than substantial exceptional items which are translated at the rate on the date of the transaction. The adjustment to closing rates is taken to reserves.

Balance sheets are translated at closing rates. Exchange differences arising on the re-translation at closing rates of the opening balance sheets of overseas subsidiaries and associates are taken to reserves, less exchange differences arising on related foreign currency borrowings and financial instruments. Tax charges and credits arising on such items are also taken to reserves. Other exchange differences are taken to the profit and loss account.

The results, assets and liabilities of operations in hyper-inflationary economies are determined using an appropriate relatively stable currency as the functional currency. The exchange differences arising from this process are taken to the profit and loss account.

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related foreign currency contract.

Turnover

Turnover represents the net invoice value of goods and services, including excise duties and royalties receivable but excluding valued added tax. Goods include, within continuing operations, premium drinks and retail sales in the group’s quick service restaurants and, within discontinued operations, packaged food products. Services include royalties and other franchise fees primarily related to the group’s quick service restaurants.

Turnover for goods is recognised at the point at which ownership transfers which may be at the time of despatch, delivery or some other point depending upon individual customer terms. Provision is made for returns where appropriate. Turnover for goods is stated net of price discounts, allowances for customer loyalty and certain promotional activities and similar items.

Royalties are accrued as earned and other franchise fees are recognised when the related restaurant begins operations.

Advertising

Advertising production costs are charged to the profit and loss account when the advertisement is first shown to the public.

Franchising

Franchising generates initial franchise fees, as well as profits or losses arising from the franchising of developed or purchased outlets previously operated by the group, and ongoing royalty revenues based on sales made by franchisees. Income from franchising is included in operating profit, apart from any property element which is treated as a disposal of fixed assets.

Research and development

Research and development expenditure is written off in the period in which it is incurred.

Pensions and other post employment benefits

The cost of providing pensions and other post employment benefits is charged against profits on a systematic basis, with pension surpluses and deficits arising allocated over the expected average remaining service lives of current employees. Differences between the amounts charged in the profit and loss account and payments made to pension or other plans are treated as assets or liabilities. Deferred tax is accounted for on these assets and liabilities. Unfunded post employment medical benefit liabilities are included in provisions in the balance sheet.

Exceptional items

Exceptional items are those that need to be disclosed by virtue of their size or incidence. Such items are included within the profit and loss account caption to which they relate, and are separately disclosed either in the notes to the consolidated financial statements or on the face of the consolidated profit and loss account.

Deferred taxation

Full provision for deferred tax is made for timing differences between the recognition of gains and losses in the consolidated financial statements and their recognition in the tax computation, using current tax rates. The group does not discount these balances. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been made to remit such earnings.

Financial instruments

The group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. If the underlying transaction to a hedge ceases to exist, the hedge is terminated and the profit or loss is recognised immediately. If the hedge transaction is terminated, the profit or loss is held in the balance sheet and amortised over the life of the original underlying transaction.

Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument. Foreign exchange contracts hedging balance sheet assets and liabilities are revalued at closing rates and exchange differences arising are taken to reserves. Gains and losses on contracts hedging forecast transactional cash flows, and on option instruments hedging the sterling value of foreign currency denominated income, are recognised in the hedged periods.

Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the transactions being hedged. Finance costs associated with debt issuances are charged to the profit and loss account over the life of the issue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As used in the consolidated financial statements and related notes except as the context otherwise requires, the term ‘company’ refers to Diageo plc; the terms ‘group’ and ‘Diageo’ refer to Diageo plc and its subsidiaries; the term the ‘Guinness Group’ refers to the former Guinness PLC and its consolidated subsidiaries; the term ‘GrandMet PLC’ refers to Grand Metropolitan Public Limited Company; and the term ‘GrandMet’ refers to GrandMet PLC and its consolidated subsidiaries.

Diageo was created by the merger of the former GrandMet and Guinness Group businesses on 17 December 1997 (the ‘Merger’). Under generally accepted accounting principles (GAAP) the combination, under UK GAAP, has been accounted for as a pooling of interests and the results and cash flows of GrandMet and the Guinness Group are combined as of the beginning of the earliest financial year presented. Under US GAAP the Merger has been accounted for as an acquisition of the Guinness Group by GrandMet. At the time of the Merger, Diageo changed its year end to 30 June.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The packaged food businesses have been reported within discontinued operations and the primary statements and appropriate notes to the consolidated financial statements for the two years ended 30 June 2001 have been restated.

Acquisitions on the face of the profit and loss account comprise the Seagram spirits and wine businesses.

1   New accounting standards in the United Kingdom

The financial statements comply, to the extent detailed below, with the following new Financial Reporting Standards issued by the UK Accounting Standards Board.

FRS 17 — Retirement benefits. This standard replaces the use of actuarial values for assets in a pension scheme in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, interest cost and expected return on assets. The difference between expected and actual returns and changes in actuarial assumptions are reflected in the statement of total recognised gains and losses. The group has continued to account for pensions and other post employment benefits in accordance with SSAP 24 but has complied with the transitional disclosure requirements of FRS 17.

FRS 19 — Deferred tax. This standard requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. It only requires recognition when the resulting deferred tax can be justified as an asset or liability in its own right, thus excluding, for example, deferred tax on periodic revaluations of fixed assets and on retained profits in overseas subsidiaries and associates prior to any commitment to remit those profits. The standard allows the optional discounting of all or none of the deferred tax assets and liabilities, and the group has elected not to discount.

The impact of adopting FRS 19 in the year ended 30 June 2002 has been to increase the ordinary and total tax charge by £23 million. Compliance with FRS 19 has increased the 30 June 2001 deferred tax asset by £12 million and the deferred tax provision by £76 million. The tax charge for the year ended 30 June 2001 increased by £19 million (2000 — decrease of £14 million). Of this increase, in the year ended 30 June 2001, £13 million (2000 — decreased by £18 million) is in respect of profit before goodwill amortisation and exceptional items. The restated effective tax rate before goodwill and exceptional items for the year ended 30 June 2001 is 23.6% (2000 — 25.2%), compared with the 23% (2000 — 26.2%) originally reported. Basic earnings per share for the year ended 30 June 2001 has been restated from 36.3p to 35.7p (2000 — 28.8p to 29.2p).

All appropriate primary statements and notes in the consolidated financial statements have been restated for the two years ended 30 June 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

2   Segmental analysis

Each operating segment is individually managed and has separate results that are reviewed by the group’s chief operating decision makers. Each segment contains closely related products that are unique to that particular segment.

The reportable segments are:

Premium drinks, an international manufacturer and distributor of spirits, wines and beer that produces and distributes a wide range of premium brands, including Smirnoff vodka, Johnnie Walker Scotch whiskies, Guinness stout, Baileys Original Irish Cream liqueur, J&B Scotch whisky, Captain Morgan rum and Tanqueray gin. Premium drinks also owns the distribution rights for the Cuervo tequila brands in the United States.

Premium drinks also owns a number of investments in unconsolidated affiliates, the principal investment being a 34% equity interest in Moët Hennessy SA (Moët Hennessy). Moët Hennessy is based in France and is a leading producer and exporter of champagne and cognac.

Quick service restaurants, a leading fast food hamburger restaurant chain with approximately 11,500 outlets worldwide of which over 8,100 are in the United States. Of the total number of outlets, 91% are franchised and 9% are company operated;

Discontinued operations. On 31 October 2001, the group disposed of its worldwide packaged food businesses to General Mills, Inc (General Mills). The packaged food businesses produce and distribute leading food brands including Pillsbury refrigerated dough and other dough based goods, Old El Paso Mexican foods, Progresso soups, Green Giant vegetables and Häagen-Dazs ice cream, as well as operating a foodservice business. Under the transaction, Diageo owns approximately 22% of the issued share capital of General Mills, having exercised an option to sell 55 million of shares of General Mills shares on 1 November 2001, and received, in total, approximately $5.8 billion (£4.0 billion) in cash.

The principal businesses owned by General Mills are Big G ready-to-eat cereals, Betty Crocker dessert, baking, dinner mix and snack products, Yoplait and Colombo yogurt as well as the businesses that formerly comprised the packaged food businesses. General Mills business is primarily in the United States.

(i)  Segment information by class of business

		Quick
	Premium	service		Total	Discontinued
	drinks	restaurants	Other	continuing	operations	Total

	£ million	£ million	£ million	£ million	£ million	£ million
2002
Turnover	8,704	1,123	—	9,827	1,455	11,282
Operating profit before goodwill amortisation and exceptional items	1,768	160	—	1,928	190	2,118
Goodwill amortisation	(2)	(4)	—	(6)	(6)	(12)
Exceptional items charged to operating profit	(432)	(21)	—	(453)	—	(453)
Operating profit	1,334	135	—	1,469	184	1,653
Sale of businesses	512	(13)	—	499	322	821
Share of profits of associates	158	—	112	270	13	283
Depreciation and other amounts written off fixed assets	237	67	—	304	46	350
Capital expenditure	330	222	—	552	33	585
Net assets	9,324	1,443	(4,211)	6,556	—	6,556
Total assets	11,609	1,701	5,183	18,493	—	18,493

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

2   Segmental analysis — (continued)

		Quick
	Premium	service		Total	Discontinued
	drinks	restaurants	Other	continuing	operations	Total

	£ million	£ million	£ million	£ million	£ million	£ million
2001
Turnover	7,580	1,042	—	8,622	4,199	12,821
Operating profit before goodwill amortisation and exceptional items	1,432	177	—	1,609	518	2,127
Goodwill amortisation	(2)	(5)	—	(7)	(19)	(26)
Exceptional items charged to operating profit	(153)	(65)	—	(218)	(10)	(228)
Operating profit	1,277	107	—	1,384	489	1,873
Sale of businesses	28	—	—	28	(51)	(23)
Share of profits of associates	177	—	—	177	26	203
Depreciation and other amounts written off fixed assets	225	117	—	342	143	485
Capital expenditure	176	150	—	326	113	439
Net assets	6,213	1,440	(6,096)	1,557	4,172	5,729
Total assets	7,957	1,742	3,094	12,793	4,851	17,644

		Quick
	Premium	service		Total	Discontinued
	drinks	restaurants	Other	continuing	operations	Total

	£ million	£ million	£ million	£ million	£ million	£ million
2000
Turnover	7,117	941	—	8,058	3,812	11,870
Operating profit before goodwill amortisation and exceptional items	1,286	202	—	1,488	492	1,980
Goodwill amortisation	(1)	(1)	—	(2)	(15)	(17)
Exceptional items charged to operating profit	(83)	(55)	—	(138)	(43)	(181)
Operating profit	1,202	146	—	1,348	434	1,782
Sale of businesses	(165)	—	—	(165)	(3)	(168)
Share of profits of associates	175	—	—	175	20	195
Depreciation and other amounts written off fixed assets	200	53	—	253	121	374
Capital expenditure	262	120	—	382	165	547
Net assets	6,101	1,368	(6,054)	1,415	3,823	5,238
Total assets	7,743	1,674	2,149	11,566	4,523	16,089

Notes

(a)     Profit before interest and tax for the year relates to the following activities: premium drinks £2,005 million, quick service restaurants £99 million; ‘other’ £112 million and discontinued operations £519 million (2001 — £1,507 million; £101 million; £nil and £464 million, respectively; 2000 — £1,214 million; £144 million; £nil and £456 million, respectively). The ‘other’ segment in the year ended 30 June 2002 represents the group’s share of profit before interest and tax from its investment in General Mills.

(b) The group interest expense is managed centrally and is not attributable to individual activities. Inter segmental sales are immaterial and have been eliminated in computing the segmental disclosure.

(c) Corporate expenses are generally allocated on a pro rata basis, based on segmental operating profit before goodwill amortisation and exceptional items. Corporate expenses were £92 million (2001 — £75 million; 2000 — £73 million) of which £78 million (2001 — £51 million; 2000 — £48 million) was allocated to premium drinks, £6 million (2001 — £6 million; 2000 — £7 million) to quick service restaurants and £8 million (2001 — £18 million; 2000 — £18 million) to discontinued operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

2   Segmental analysis — (continued)

(d)     The weighted average exchange rates used in the translation of profit and loss accounts were US dollar — £1 = $1.44 (2001 — £1 = $1.45; 2000 — £1 = $1.60) and euro — £1 = €1.61 (2001 — £1 = €1.63; 2000 — £1 = €1.59). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar — £1 = $1.52 (2001 — £1 = $1.41) and euro — £1 = €1.54 (2001 — £1 = €1.66). The group uses option cylinders and foreign exchange transaction hedges to mitigate the effect of exchange rate movements. The effective exchange rates taking into account the impact of these instruments were US dollar — £1 = $1.44 (2001 — £1 = $1.58; 2000 — £1 = $1.63) and euro — £1 = €1.62 (2001 — £1 = €1.60; 2000 — £1 = €1.50).

(e)     Turnover in the quick service restaurants segment includes £266 million of royalties and initial franchise fees from franchisees (2001 — £265 million; 2000 — £248 million). Initial franchise fees, on opening a restaurant, are not material.

(f)     The depreciation expense includes £36 million (2001 — £54 million; 2000 — £9 million) of exceptional tangible asset write downs, £16 million (2001 — £34 million; 2000 — £20 million) of intangible asset amortisation and £14 million (2001 — £25 million; 2000 — £16 million) of amortisation of investment in own shares. In addition, in the year ended 30 June 2001 depreciation expense included £23 million for an exceptional writedown of an investment.

(g)     The ‘other’ segment for net assets comprises the net investment in General Mills of £1,837 million (2001 — £nil; 2000 — £nil), net external borrowings of £5,496 million (2001 — £5,479 million; 2000 — £5,545 million); tax and external dividend creditors of £1,226 million (2001 — £1,126 million; 2000 — £876 million); net pension prepayment of £466 million (2001 — £458 million; 2000 — £422 million); and other net assets of £208 million (2001 — net assets of £51 million; 2000 — net liabilities of £55 million).

(h)     The ‘other’ segment for total assets comprise: the net investment in General Mills of £1,837 million (2001 — £nil; 2000 — £nil), cash at bank and liquid resources of £1,596 million (2001 — £1,842 million; 2000 — £1,063 million); pension prepayment of £485 million (2001 — £477 million; 2000 — £441 million); investment in own shares of £219 million (2001 — £169 million; 2000 — £142 million); interest rate and foreign currency swaps of £365 million (2001 — £315 million; 2000 — £213 million) and other assets of £681 million (2001 — £291 million; 2000 — £290 million).

(i)     Under UK GAAP net assets represents shareholders’ funds and minority interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

2   Segmental analysis — (continued)

(ii) Geographical information

	Great	Rest of	North	Asia	Latin	Rest of
	Britain	Europe	America	Pacific	America	World	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2002
Turnover	1,601	2,603	4,717	1,001	639	721	11,282
Operating profit before goodwill amortisation and exceptional items	206	473	866	231	193	149	2,118
Goodwill amortisation	—	(1)	(10)	—	(1)	—	(12)
Exceptional items charged to operating profit	(55)	39	(430)	(2)	(4)	(1)	(453)
Operating profit	151	511	426	229	188	148	1,653
Long-lived assets	1,984	583	4,476	687	69	180	7,979
2001
Turnover	1,521	2,552	6,401	990	776	581	12,821
Operating profit before goodwill amortisation and exceptional items	171	443	1,001	206	188	118	2,127
Goodwill amortisation	—	(1)	(22)	(1)	(2)	—	(26)
Exceptional items charged to operating profit	(96)	(62)	(76)	6	—	—	(228)
Operating profit	75	380	903	211	186	118	1,873
Long-lived assets	1,946	452	5,967	241	82	160	8,848
2000
Turnover	1,472	2,709	5,639	886	697	467	11,870
Operating profit before goodwill amortisation and exceptional items	157	428	956	170	165	104	1,980
Goodwill amortisation	—	(1)	(15)	—	(1)	—	(17)
Exceptional items charged to operating profit	(30)	(8)	(90)	(35)	(12)	(6)	(181)
Operating profit	127	419	851	135	152	98	1,782
Long-lived assets	1,981	497	5,506	188	97	98	8,367

(a)     The geographical analysis of turnover and operating profit is based on the location of the third party customers.

(b)     Long-lived assets comprise tangible fixed assets and intangible assets after depreciation and amortisation respectively. The net book value of brands are included in the geographical region in which the brand originated.

(c)     Profit before interest and tax, excluding the profit attributable to General Mills and Moët Hennessy, for the year relates to the following geographical areas: North America £721 million; Europe £1,200 million; Asia Pacific £228 million; Latin America £186 million; and Rest of World £148 million (2001 — £880 million; £465 million; £234 million; £215 million; and £123 million, respectively; 2000 — £868 million; £402 million; £156 million; £146 million; and £107 million, respectively).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

3     Turnover

	2002			2001

	Continuing	Discontinued		Continuing	Discontinued
	operations	operations	Total	operations	operations	Total

	£ million	£ million	£ million	£ million	£ million	£ million
Geographical area by origin
North America	3,455	1,236	4,691	2,832	3,653	6,485
Europe	5,382	102	5,484	4,602	287	4,889
Asia Pacific	836	53	889	815	110	925
Latin America	409	58	467	556	130	686
Rest of World	628	6	634	537	19	556

	10,710	1,455	12,165	9,342	4,199	13,541
Less: Sales to group companies in other geographical areas	(883)	—	(883)	(720)	—	(720)

	9,827	1,455	11,282	8,622	4,199	12,821

	2000

	Continuing	Discontinued
	operations	operations	Total

	£ million	£ million	£ million
Geographical area by origin
North America	2,681	3,320	6,001
Europe	4,549	261	4,810
Asia Pacific	627	97	724
Latin America	396	129	525
Rest of World	383	24	407

	8,636	3,831	12,467
Less: Sales to group companies in other geographical areas	(578)	(19)	(597)

	8,058	3,812	11,870

Exports from the United Kingdom were £1,614 million (2001 — £1,435 million; 2000 — £1,285 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

4     Operating costs

	Continuing	Discontinued
	operations	operations	Total

	£ million	£ million	£ million
2002
Change in stocks	(71)	(58)	(129)
Raw materials and consumables	2,502	476	2,978
Excise duties — United States	438	—	438
— Other	1,681	—	1,681
Advertising, marketing and promotion	1,193	318	1,511
Other external charges	1,172	295	1,467
Staff costs (note 5)	1,171	198	1,369
Depreciation and other amounts written off fixed assets	305	45	350
Other operating income	(33)	(3)	(36)

	8,358	1,271	9,629

2001
Change in stocks	(18)	7	(11)
Raw materials and consumables	2,072	1,152	3,224
Excise duties — United States	353	—	353
— Other	1,505	—	1,505
Advertising, marketing and promotion	1,031	886	1,917
Other external charges	882	1,031	1,913
Staff costs (note 5)	1,096	509	1,605
Depreciation and other amounts written off fixed assets	351	134	485
Other operating income	(34)	(9)	(43)

	7,238	3,710	10,948

2000
Change in stocks	5	(7)	(2)
Raw materials and consumables	1,997	1,246	3,243
Excise duties — United States	328	—	328
— Other	1,451	—	1,451
Advertising, marketing and promotion	932	774	1,706
Other external charges	732	701	1,433
Staff costs (note 5)	1,048	564	1,612
Depreciation and other amounts written off fixed assets	260	114	374
Other operating income	(43)	(14)	(57)

	6,710	3,378	10,088

(a)     Other external charges. These include operating lease rentals for plant and machinery of £20 million (2001 — £27 million; 2000 — £25 million); other operating lease rentals (mainly properties) of £104 million (2001 — £107 million; 2000 — £106 million); loss in respect of currency cylinders of £2 million (2001 — loss of £90 million; 2000 — gain of £13 million)(see note 18(i)); research and development expenditure of £28 million (2001 — £71 million; 2000 — £69 million); and maintenance and repairs of £65 million (2001 — £68 million; 2000 — £79 million). Other operating income includes £21 million (2001 — £20 million; 2000 — £17 million) from operating leases and in 2001 — £5 million (2000 — £17 million) of exceptional income.

(b)     Operating costs for continuing operations. In 2002 operating costs for continuing operations include the following amounts in respect of acquired businesses: decrease in stocks of £14 million; raw materials and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

4   Operating costs — (continued)

consumables of £110 million; excise duties of £122 million; advertising, marketing and promotion of £79 million; other external charges of £80 million; staff costs of £35 million; and depreciation of £3 million.

(c)     Goodwill and exceptional operating costs. Operating costs for continuing operations in the year include goodwill amortisation of £6 million (2001 — £7 million; 2000 — £2 million) and exceptional operating costs of £453 million (2001 — £218 million; 2000 — £138 million) as follows: other external charges £327 million; staff costs £90 million; and assets write downs £36 million (2001 — £80 million; £67 million; £76 million; and other operating income of £5 million, respectively; 2000 — £106 million; £40 million; £9 million; and £17 million, respectively). Operating costs for discontinued operations include goodwill amortisation of £6 million (2001 — £19 million; 2000 — £15 million) and in 2001 — £10 million (2000 — £43 million) of exceptional operating costs.

(d)     Fees paid to auditor. Fees charged to operating profit in respect of the audit during the year were £3,300,000 (2001 — £2,800,000; 2000 — £2,500,000), including the statutory audit of the company of £23,000 (2001 — £23,000; 2000 — £23,000). Fees in respect of other services provided by KPMG Audit Plc and its affiliates totalled £18,900,000 (2001 — £14,300,000; 2000 — £7,000,000) of which £11,000,000 (2001 — £9,500,000; 2000 — £4,500,000) relates to KPMG in the United Kingdom; and £7,900,000 (2001 — £4,800,000; 2000 — £2,500,000) relates to its overseas affiliates. The fees in respect of other services included audit related services of £1,500,000 (2001 — £1,500,000; 2000 — £1,000,000), assistance on acquisitions and disposals of £9,500,000 (2001 — £7,500,000; 2000 — £1,200,000), tax advice of £6,200,000 (2001 — £4,400,000; 2000 — £2,600,000) and other fees, including information technology project support, of £1,700,000 (2001 — £900,000; 2000 — £2,200,000).

5   Employees

	2002			2001			2000

Average number of	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
employees
Premium drinks	22,841	1,078	23,919	21,363	628	21,991	24,241	450	24,691
Quick service restaurants	19,753	12,165	31,918	19,396	10,770	30,166	18,420	10,012	28,432

Continuing operations	42,594	13,243	55,837	40,759	11,398	52,157	42,661	10,462	53,123
Discontinued operations	5,981	306	6,287	18,351	1,015	19,366	18,200	1,151	19,351

	48,575	13,549	62,124	59,110	12,413	71,523	60,861	11,613	72,474

In the year ended 30 June 2002, employees for discontinued operations are included for four months and for the Seagram spirits and wine businesses for six months, reflecting the periods in which the group owned the relevant operations.

	2002	2001	2000

	£ million	£ million	£ million
Aggregate remuneration
Wages and salaries	1,281	1,491	1,472
Employer’s social security	100	127	129
Employer’s pension	(24)	(33)	(7)
Other post employment	12	20	18

	1,369	1,605	1,612

Retirement benefits. The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. The plans are generally of the defined benefit type and are funded by payments to separately administered funds or insurance companies. The principal plans are in the United

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

5   Employees — (continued)

Kingdom, the United States and Ireland. All valuations were performed by independent actuaries using the projected unit method to determine pension costs.

The group has continued to account for pensions and other post employment benefits in accordance with SSAP 24 and the disclosures in (i) below are those required by that standard. FRS 17 — Retirement benefits was issued in November 2000 but is not expected to be fully mandatory for the group until the year ending 30 June 2005. Prior to this, transitional disclosures are required which, to the extent they are not given in (i), are set out in (ii).

(i) SSAP 24 disclosure. The principal assumptions for the calculation under SSAP 24 for the year ended 30 June 2002 were: real rate of return on assets 4% (2001 — 4%; 2000 — 4%); real annual increase in wages and salaries 2% to 2.5% (2001 — 2% to 2.5%; 2000 — 2% to 2.5%); real rate of future dividend growth for UK equities 1% to 1.25% (2001 — 1%; 2000 — 1%); and pension increases approximately in line with inflation. Surpluses or deficits on the pension plans arising from the actuarial valuations are spread over the expected average service lives of the members (12 to 17.5 years) of the relevant plan on a straight line basis using the single variation method.

The actuarial value of the assets of those plans at 30 June 2002 was sufficient to cover approximately 123% of the benefits that had accrued to members after allowing for expected future increases in wages and salaries. Provision is made in the financial statements for the benefits accruing to members of unfunded pension plans in accordance with the advice of independent actuaries.

The group also operates a number of plans, primarily in the United States, which provide employees with other post employment benefits in respect of medical costs. The plans are generally unfunded and the liability in respect of these benefits is included in provisions. The liability is assessed by qualified independent actuaries under the projected unit method, assuming that principal assumptions under SSAP 24 were a liability discount rate of 7.5% (2001 — 7.5%; 2000 — 7.5%) and medical inflation of 6% reducing by 1% per year to 5% (2001 — 7% reducing by 1% per year to 5%; 2000 — 8% reducing to 1% per year to 5%).

The most recent full valuations of the significant defined benefit plans were carried out as follows: United Kingdom on 31 March 2000; United States on 31 March 2002; and Ireland on 31 December 2000. These valuations have been updated to 30 June 2002 by qualified independent actuaries.

(ii) FRS 17 disclosures.

	United Kingdom		United States		Ireland

	2002	2001	2002	2001	2002	2001

	%	%	%	%	%	%
Major assumptions for significant defined benefit plans
Rate of general increase in salaries	4.3	4.3	5.0	5.5	5.0	5.0
Rate of increase to pensions in payment	3.2	3.2	—	—	3.0	3.0
Rate of increase to deferred pensions	2.6	2.6	—	—	3.0	3.0
Medical inflation	—	—	5.0	6.0	—	—
Discount rate for scheme liabilities	5.9	6.3	7.1	7.5	6.0	6.0
Inflation	2.6	2.6	3.0	3.5	3.0	3.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

5   Employees — (continued)

(a) On full compliance with FRS 17, on the basis of the above assumptions, the amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses for the year ended 30 June 2002 are set out below:

	United	United
	Kingdom	States	Ireland	Other	Total

	£ million	£ million	£ million	£ million	£ million
Operating profit
Current service cost	(45)	(17)	(14)	(16)	(92)
Past service cost	(3)	(4)	—	—	(7)
Exceptional item — past service cost	—	—	(17)	—	(17)

Total charge to operating profit	(48)	(21)	(31)	(16)	(116)
Finance income
Expected return on post employment scheme assets	237	52	87	—	376
Interest on post employment plan liabilities	(169)	(52)	(45)	—	(266)

Net credit to finance income	68	—	42	—	110
Exceptional items
Loss on settlement arising on disposal of The Pillsbury Company	—	(16)	—	—	(16)

Profit/(loss) before taxation	20	(37)	11	(16)	(22)

Consolidated statement of total recognised gains and losses
Actual return less expected return on post employment plan assets	(682)	(199)	(237)	—	(1,118)
Experience gains and losses arising on the plan liabilities	5	(3)	(6)	—	(4)
Changes in assumptions underlying the present value of the plan liabilities	(223)	(12)	(35)	—	(270)

Actuarial loss recognisable in consolidated statement of total recognised gains and losses	(900)	(214)	(278)	—	(1,392)
Changes in the recognisable surplus of the schemes with a surplus restriction	—	8	—	—	8
Exchange adjustments	—	2	15	—	17

	(900)	(204)	(263)	—	(1,367)

Included in ‘other’ in the table above are a number of minor defined benefit and defined contribution plans throughout the rest of the world.

	United
	Kingdom	United States	Ireland

	%	%	%
Additional disclosures
Difference between the expected and actual return on plan assets expressed as a percentage of the plan assets	(27)	(21)	(25)
Experience losses on plan liabilities expressed as a percentage of the present value of the plan liabilities	—	(1)	(1)
Total actuarial loss recognised in the consolidated statement of total recognised gains and losses expressed as a percentage of the present value of the plan liabilities	(30)	(18)	(32)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

5   Employees — (continued)

During the year the group disposed of the packaged food business and associated post employment plans. These plans were for employees based in the United States and the percentages in the above table exclude these plans.

(b) The expected long term rate of returns and market values of the assets of the significant defined benefit post employment plans were as follows:

	United Kingdom		United States		Ireland

	Expected		Expected		Expected
	long term		long term		long term
	rate of	Market	rate of	Market	rate of	Market
	return	value	return	value	return	value

	%	£ million	%	£ million	%	£ million
30 June 2002
Market value of assets
Equities	8.0	2,142	8.7	177	8.3	789
Bonds	—	—	6.2	103	5.3	66
Property	7.0	355	—	—	7.3	99
Other	5.0	74	5.7	11	5.3	13

		2,571		291		967
Present value of post employment plan liabilities		(2,960)		(367)		(868)

(Deficit)/surplus in the post employment plans		(389)		(76)		99
Surplus restriction		—		(16)		—

Post employment (liabilities)/assets before deferred tax		(389)		(92)		99
Related deferred tax assets/(liabilities)		117		32		(10)

Net post employment (liabilities)/assets		(272)		(60)		89

30 June 2001
Market value of assets
Equities	7.7	2,793	8.5	1,013	8.1	934
Bonds	—	—	6.5	311	5.6	61
Property	6.7	333	—	—	7.1	81
Other	5.2	85	6.0	1	5.6	2

		3,211		1,325		1,078
Present value of post employment plan liabilities		(2,720)		(1,162)		(727)

Surplus in the post employment plans		491		163		351
Surplus restriction		—		(26)		—

Post employment assets before deferred tax		491		137		351
Related deferred tax liabilities		(147)		(53)		(35)

Net post employment assets		344		84		316

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

5   Employees — (continued)

(c) If the above post employment assets, identified in (b) above, had been recognised in the consolidated financial statements, the group’s net assets and profit and loss account reserve would be as follows:

	2002	2001

	£ million	£ million
Group net assets
Net assets as per consolidated balance sheet (including SSAP 24 assets)	6,556	5,729
Less: net post employment assets under SSAP 24 (net of deferred tax)	(420)	(385)
Add: net post employment (liabilities)/assets under FRS 17 (net of deferred tax)	(243)	744

Net assets including post employment assets under FRS 17	5,893	6,088

Group profit and loss account
Profit and loss account surplus/(deficit) as per consolidated balance sheet (including SSAP 24 assets)	606	(269)
Less: net post employment assets under SSAP 24 (net of deferred tax)	(420)	(385)
Add: net post employment (liabilities)/assets under FRS 17 (net of deferred tax)	(243)	744

Profit and loss account (deficit)/surplus including post employment assets under FRS 17	(57)	90

Movement in surplus during the year:

	United	United
	Kingdom	States	Ireland	Total

	£ million	£ million	£ million	£ million
Surplus in plans at beginning of the year	491	163	351	1,005
Exchange adjustments	—	—	15	15
Current service cost	(45)	(17)	(14)	(76)
Past service cost	(3)	(4)	(17)	(24)
Curtailment/settlement cost	—	(16)	—	(16)
Cash contributions	—	12	—	12
Other finance income	68	—	42	110
Actuarial loss	(900)	(214)	(278)	(1,392)

(Deficit)/surplus in plans at end of the year	(389)	(76)	99	(366)

The total net deficit of £366 million at 30 June 2002 excludes the surplus restriction of £16 million referred to in note (b).

The currently agreed rates of contribution by the group are £nil (2001 — £nil) for all significant defined benefit plans.

(d) The Diageo pension plans are recharged with the cost of administration and professional fees paid for by the company in respect of the pension plans. The total amount recharged for the year was £23 million (2001 — £21 million; 2000 — £14 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

6   Associates

	2002	2001	2000

	£ million	£ million	£ million
Share of turnover	1,745	1,025	986
Share of operating costs	(1,421)	(822)	(788)

Share of operating profit before exceptional items	324	203	198
Share of exceptional items	(41)	—	(3)
Share of interest payable (net)	(64)	(3)	(3)
Share of taxation	(87)	(29)	(72)
Equity minority interests	(1)	(1)	(2)
Dividends received by the group	(87)	(101)	(64)

Share of profits retained by associates	44	69	54

Summarised financial information, in aggregate, derived from unaudited historical financial information, is presented below for all of the group’s investments in associates:

Summary profit and loss account:

	2002	2001	2000

	£ million	£ million	£ million
Turnover	6,662	2,619	2,624
Operating profit	1,163	560	536
Profit for the year	388	434	325

Summary balance sheets:

	2002	2001

	£ million	£ million
Fixed assets	10,392	1,248
Current assets	4,867	2,744

Total assets	15,259	3,992

Current liabilities	4,773	1,034
Long term liabilities	5,052	443
Shareholders’ equity	5,434	2,515

Total liabilities and shareholders’ equity	15,259	3,992

The principal associates are (i) a 22% equity interest in General Mills, Inc (General Mills) a company incorporated in the United States and listed on the New York Stock Exchange. General Mills produces and sells a variety of food products, principally in North America and (ii) a 34% equity interest in Moët Hennessy SA, a French subsidiary of Moët Hennessy Louis Vuitton SA (LVMH), which is engaged in the production and distribution of champagne and cognac.

Group turnover includes sales to associates of £20 million (2001 — £37 million; 2000 — £35 million) and operating costs include purchases from associates of £95 million (2001 — £117 million; 2000 — £118 million). The group’s share of operating profit before exceptional items and its share of the interest expense of General Mills was £143 million and £59 million, respectively. The group’s share of the operating profit before exceptional items of Moët Hennessy, which is a subsidiary of LVMH, was £150 million (2001 — £155 million; 2000 — £135 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

7   Exceptional items

	2002	2001	2000

	£ million	£ million	£ million
Operating costs
Continuing operations
Guinness UDV integration(a)	(48)	(74)	—
Seagram integration(b)	(164)	—	—
Integration costs to create United Distillers & Vintners(c)	—	—	(83)
José Cuervo settlement(d)	(220)	—	—
Quick service restaurants(e)	(21)	(65)	(55)
Other integration and restructuring(f)	—	(79)	—

	(453)	(218)	(138)
Discontinued operations
The Pillsbury Company — restructuring costs	—	(10)	(43)

	(453)	(228)	(181)

(a)  £48 million costs were incurred in the year in respect of the integration of the spirits, wine and beer businesses to create premium drinks (2001 — £74 million). Approximately £18 million costs (2001 — £32 million) were employee related, £9 million (2001 — £9 million) were legal and professional costs, and the balance included consultancy and systems costs. It is anticipated that 680 jobs will be lost, as a result of the charge in the two years ended 30 June 2002, of which 340 had been terminated at 30 June 2002. It is anticipated that further costs will be incurred in the year ending 30 June 2003 and the total integration will result in the loss of approximately 750 jobs.

An analysis of the movement in the integration liability is as follows:

	Charged to			Charged to
	profit and			profit and
	loss account			loss account
	in year ended		Liability at	in year ended		Liability at
	30 June 2001	Utilised	30 June 2001	30 June 2002	Utilised	30 June 2002

	£ million	£ million	£ million	£ million	£ million	£ million
Employee related	32	(12)	20	18	(22)	16
Legal and professional	9	(4)	5	9	(8)	6
Other	26	(20)	6	21	(24)	3

	67	(36)	31	48	(54)	25

Asset write downs	7

	74

(b)  £164 million costs were incurred on the integration of the acquired Seagram spirits and wine businesses into premium drinks. £72 million of these costs were employee related, £36 million were asset write downs, £10 million were legal and professional fees and the balance was systems and other costs.

It is anticipated that, as a result of this charge, 1,200 jobs will be lost of which some 1,050 had been terminated by 30 June 2002. It is expected that further costs will be incurred in the two years ending 30 June 2004 and the total integration will result in the loss of 1,630 jobs.

£25 million of the charge in the year ended 30 June 2002 had not been expended at the year end.

(c)  On the Merger of GrandMet and the Guinness Group on 17 December 1997 a programme was undertaken to integrate the businesses of the groups. The costs to carry out this integration were charged to the statement of income over a three year period, the final charge being in the year ended 30 June 2000. The majority of the costs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

7   Exceptional items — (continued)

were borne by the premium drinks segment. The total cost of integration consisted of headcount reductions, changing office and production locations, new systems and processes, and consequent asset write offs.

(d)  On 5 February 2002, Diageo and José Cuervo SA (Cuervo) agreed to terminate their litigation in respect of a change of control issue which arose as a result of the merger of GrandMet and Guinness, and new arrangements were formalised for the distribution rights for the Cuervo brands in the United States which now extend to 2013. The settlement in favour of Cuervo involved the return of the group’s 45% interest in Cuervo and a net cash payment of £85 million. The exceptional charge of £220 million (before tax) comprises the group’s investment in Cuervo of £115 million, related goodwill previously written off to reserves of £20 million and the net cash payment to Cuervo.

(e)  During the year ended 30 June 2002, in anticipation of the disposal of the Burger King business, their franchisee loan financing arrangements have been restructured. This has resulted in an exceptional charge for credit enhancement, performance and service fees of £21 million. In the year ended 30 June 2001, the exceptional items in respect of Burger King comprised provisions of £49 million made against certain fixed assets, costs associated with litigation of £21 million (2000 — £34 million litigation damages and £38 million costs of US distributor changes), less £5 million of successor franchise fee income (2000 — £17 million).

(f)  In 2001, £79 million costs were incurred on the reorganisation of beer production facilities in Ireland and England and the restructuring of ownership and management within premium drinks. Included in the costs were £35 million of employee related costs and £26 million of tangible fixed asset write downs.

The restructuring resulted in the loss of approximately 550 jobs of which 410 had been terminated at 30 June 2002.

Associates. The group’s share of exceptional items in respect of associates comprised restructuring costs of £31 million incurred by General Mills, Inc following the acquisition of the Pillsbury business and £10 million in respect of Moët Hennessy. In the year ended 30 June 2000, £3 million was incurred in respect of reorganisation costs at Ice Cream Partners.

Sale of businesses

	2002	2001	2000

	£ million	£ million	£ million
Continuing operations
Malibu brand	532	—	—
Glen Ellen wines	(52)	—	—
Guinness World Records Limited	35	—	—
Burger King Australia	(12)	—	—
Latin American brands	—	28	—
European brands	—	—	(165)
Other	(4)	—	—

	499	28	(165)
Discontinued operations
The Pillsbury Company	322	(51)	(3)

Gain/(loss) on sale of businesses	821	(23)	(168)

The net profit from the sale of businesses was after charging goodwill previously written off, attributable to the businesses sold, of £1,748 million (2001 — £nil; 2000 — £446 million) of which £1,671 million arose on the disposal of The Pillsbury Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

8   Interest payable (net)

	2002	2001	2000

	£ million	£ million	£ million
On bank loans and overdrafts	16	32	31
On all other borrowings	499	418	435
Share of net interest payable by associates	64	3	3

	579	453	469
Less: Other interest receivable	(180)	(103)	(106)

	399	350	363

9   Taxation

(i) Analysis of taxation charge in the year

	2002			2001

	Before			Before
	goodwill	Goodwill		goodwill	Goodwill
	and	and		and	and
	exceptional	exceptional		exceptional	exceptional
	items	items	Total	items	items	Total

	£ million	£ million	£ million	£ million	£ million	£ million
Current tax
UK corporation tax payable at 30% (2001 — 30%)	26	2	28	148	(26)	122
Less: Double taxation relief	(7)	—	(7)	(107)	—	(107)

	19	2	21	41	(26)	15
Overseas corporate taxation	408	(10)	398	362	(13)	349
Share of taxes on profits of associates	92	(5)	87	29	—	29
Adjustments in respect of prior periods	(6)	—	(6)	(20)	—	(20)

Total current tax	513	(13)	500	412	(39)	373

Deferred tax (note 21)
United Kingdom	(49)	—	(49)	28	—	28
Overseas	(39)	134	95	29	6	35
Adjustments in respect of prior periods	86	—	86	(1)	—	(1)

Total deferred tax	(2)	134	132	56	6	62

Taxation on profit on ordinary activities	511	121	632	468	(33)	435

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

9   Taxation — (continued)

	2000

	Before
	goodwill	Goodwill
	and	and
	exceptional	exceptional
	items	items	Total

	£ million	£ million	£ million
Current tax
UK corporation tax payable at 30%	124	(10)	114
Less: Double taxation relief	(35)		(35)

	89	(10)	79
Overseas corporate taxation	236	(9)	227
Share of profits of associates	72	—	72
Adjustments in respect of prior periods	1	—	1

Total current tax	398	(19)	379

Deferred tax (note 21)
United Kingdom	(5)	(7)	(12)
Overseas	65	(45)	20
Adjustments in respect of prior periods	—	—	—

Total deferred tax	60	(52)	8

Taxation on profit on ordinary activities	458	(71)	387

Included in adjustments in respect of prior periods for current tax is a UK charge of £26 million (2001 — credit of £11 million; 2000 — charge of £4 million) and a credit for overseas tax of £32 million (2001 — credit of £9 million; 2000 — credit of £3 million).

(ii) Factors affecting tax charge for the year

	2002			2001

	Before			Before
	goodwill	Goodwill		goodwill	Goodwill
	and	and		and	and
	exceptional	exceptional		exceptional	exceptional
	items	items	Total	items	items	Total

	£ million	£ million	£ million	£ million	£ million	£ million
Profit on ordinary activities before taxation	2,043	293	2,336	1,980	(258)	1,722

Notional charge at UK corporation tax rate of 30%	613	88	701	594	(77)	517
Differences in effective overseas tax rates	(6)	21	15	(42)	(10)	(52)
Differences in effective tax rates on profits of associates	14	(7)	7	(42)	—	(42)
Depreciation in excess of capital allowances	2	—	2	31	—	31
Intangible amortisation	(177)	—	(177)	(114)	—	(114)
Items not (chargeable)/deductible for tax purposes	(15)	19	4	62	54	116
Adjustments in respect of prior periods	80	—	80	(21)	—	(21)

Tax charge for the year	511	121	632	468	(33)	435

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

9   Taxation — (continued)

	2000

	Before
	goodwill	Goodwill
	and	and
	exceptional	exceptional
	items	items	Total

	£ million	£ million	£ million
Profit on ordinary activities before taxation	1,815	(364)	1,451

Notional charge at UK corporation tax rate of 30%	544	(109)	435
Differences in effective overseas tax rates	(18)	(25)	(43)
Differences in effective tax rates on profits of associates	14	—	14
Depreciation in excess of capital allowances	16	—	16
Intangible amortisation	(34)	—	(34)
Items not deductible/(chargeable) for tax purposes	(65)	63	(2)
Adjustments in respect of prior periods	1	—	1

Tax charge for the year	458	(71)	387

(iii) Factors that may affect future tax charges

Deferred tax assets where realisation does not meet the more likely than not criterion, have not been recognised.

No provision has been made for deferred tax on gains recognised on revaluing property or intangible assets or on the sale of properties or intangibles where potentially taxable gains have been rolled over into replacement assets. The total amount unprovided is £12 million (2001 — £10 million; 2000 — £11 million). Such tax would become payable only if the property or intangible was sold without it being possible to claim further rollover relief and this is not expected to occur in the foreseeable future.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and associates, as earnings are reinvested by the group and no tax is expected to be payable on them in the foreseeable future.

10  Dividends

	2002	2001	2000

	£ million	£ million	£ million
Interim
9.3 pence per share (2001 – 8.9 pence; 2000 — 8.4 pence)	309	298	285
Proposed final
14.5 pence per share (2001 — 13.4 pence; 2000 — 12.6 pence)	458	453	428

	767	751	713

11  Earnings per share

	2002		2001		2000

	Earnings	Shares	Earnings	Shares	Earnings	Shares

	£	million	£	million	£	million
	million		million		million
Basic (profit/weighted average number of shares)	1,617	3,316	1,207	3,377	990	3,393
Adjustments — potential employee share issues	—	2	—	3	—	5

Diluted	1,617	3,318	1,207	3,380	990	3,398

Basic and diluted earnings per share are shown on the face of the profit and loss account calculated by reference to earnings before the £172 million income (2001 — £225 million charge; 2000 — £293 million charge) for goodwill amortisation and exceptional items, and the related tax, since the directors consider that this gives a useful additional indication of underlying performance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

12  Fixed assets — intangible assets

			Other
	Brands	Goodwill	intangibles	Total

	£ million	£ million	£ million	£ million
Cost
At 30 June 2001	5,213	476	43	5,732
Exchange adjustments	(244)	(15)	—	(259)
Additions	2,765	21	7	2,793
Disposals	(2,427)	(375)	—	(2,802)

At 30 June 2002	5,307	107	50	5,464

Amortisation
At 30 June 2001	—	52	8	60
Provided during the year	—	12	4	16
Disposals	—	(46)	—	(46)

At 30 June 2002	—	18	12	30

Net book value
At 30 June 2002	5,307	89	38	5,434

At 30 June 2001	5,213	424	35	5,672

Brands are stated at fair value on acquisition, denominated in the currencies of their principal markets. An annual review is carried out by the directors to consider whether any brand has suffered an impairment in value. The principal acquired brands included above are Johnnie Walker, Smirnoff and Burger King. In addition, brands were acquired as part of the purchase of the Seagram spirits and wine businesses including Crown Royal, Captain Morgan and Windsor Premier.

13  Fixed assets — tangible assets

				Assets in
	Land and	Plant and	Fixtures and	course of
	buildings	machinery	fittings	construction	Total

	£ million	£ million	£ million	£ million	£ million
Cost or valuation
At 30 June 2001	2,079	2,624	278	170	5,151
Exchange adjustments	(62)	(38)	(8)	(8)	(116)
Subsidiaries acquired	138	92	18	—	248
Additions	165	243	24	164	596
Disposals	(670)	(940)	(157)	(137)	(1,904)
Transfers	2	7	2	(11)	—

At 30 June 2002	1,652	1,988	157	178	3,975

Depreciation
At 30 June 2001	556	1,230	189	—	1,975
Exchange adjustments	(17)	(10)	(6)	—	(33)
Provided during the year	66	191	27	—	284
Exceptional write downs	15	11	10	—	36
Disposals	(218)	(499)	(115)	—	(832)

At 30 June 2002	402	923	105	—	1,430

Net book value
At 30 June 2002	1,250	1,065	52	178	2,545

At 30 June 2001	1,523	1,394	89	170	3,176

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

13  Fixed assets — tangible assets — (continued)

(a)  The net book value of land and buildings comprises: freeholds of £1,089 million (2001 — £1,347 million); long leaseholds of £44 million (2001 — £50 million); and short leaseholds of £117 million (2001 — £126 million). Depreciation was not charged on £441 million (2001 — £355 million) of land.

(b)  Included in the total net book value of tangible assets is £17 million (2001 — £40 million) in respect of assets under finance leases; depreciation for the year on these assets was £3 million (2001 — £4 million). Cost included £187 million (2001 — £196 million) in respect of assets held for the purpose of leasing out under operating leases; accumulated depreciation on these assets was £54 million (2001 — £60 million) and depreciation for the year was £3 million (2001 — £3 million).

(c)  The total at cost or valuation for land and buildings comprises: £519 million (2001 — £516 million) at 1992 professional valuation; £95 million (2001 — £112 million) at 1988 professional valuation; and £1,038 million (2001 — £1,451 million) at cost. The professional valuations were made on an open market existing use basis except for specialised properties which were valued on a depreciated replacement cost basis.

(d)  The historical cost of land and buildings, i.e. the original cost to the group of all land and buildings, was £1,523 million (2001 — £1,942 million) and the related accumulated depreciation was £402 million (2001 — £556 million).

14  Fixed assets — investments

	Investment	Investment	Total	Investment			Total loans
	in General	in other	investment	in own	Other		and other
	Mills	associates	in associates	shares	investments	Loans	investments	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2001	—	1,203	1,203	214	61	87	362	1,565
Exchange adjustments	(89)	34	(55)	—	—	(2)	(2)	(57)
Additions	1,922	7	1,929	84	18	16	118	2,047
Share of retained profits	4	40	44	—	—	—	—	44
Disposals and other	—	(212)	(212)	(50)	(32)	(59)	(141)	(353)

At 30 June 2002	1,837	1,072	2,909	248	47	42	337	3,246

Provisions/amortisation
At 30 June 2001	—	10	10	45	26	11	82	92
Amortisation of own shares	—	—	—	14	—	—	14	14
Increase in provision	—	—	—	—	9	—	9	9
Disposals	—	—	—	(30)	(11)	(11)	(52)	(52)

At 30 June 2002	—	10	10	29	24	—	53	63

Net book value
At 30 June 2002	1,837	1,062	2,899	219	23	42	284	3,183

At 30 June 2001	—	1,193	1,193	169	35	76	280	1,473

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

14  Fixed assets — investments — (continued)

(a) General Mills, Inc

Included in associates is the group’s 79 million shares in General Mills, Inc (General Mills) a company incorporated in the United States and listed on the New York Stock Exchange. General Mills produces and sells a variety of food products, principally in North America. General Mills’ financial year ended on 26 May 2002 and a summary of General Mills’ consolidated balance sheet translated at £1 = $1.52 prepared under US GAAP, on that date, is set out below:

	$ million	£ million

Fixed assets
Intangible assets	8,563	5,634
Other fixed assets	4,540	2,987
Current assets
Cash	975	641
Other current assets	2,462	1,620
Creditors — due within one year
Borrowings	(3,848)	(2,532)
Other creditors	(1,899)	(1,249)
Creditors — due after one year
Borrowings	(5,591)	(3,678)
Other creditors	(1,473)	(969)

Net assets before minority interests	3,729	2,454
Minority interests	(153)	(101)

Net assets after minority interests	3,576	2,353

At 30 June 2002 General Mills’ share price was $44.08 (£29) valuing the group’s interest at $3,482 million (£2,291 million).

The net investment in General Mills has been accounted for by aggregating the acquired 22% share of the fair value of General Mills prior to the acquisition with the retained 22% interest in The Pillsbury Company’s pre-transaction net assets. Goodwill associated with the retained interest in The Pillsbury Company, written off to reserves up to 1 July 1998, will be recycled through the profit and loss account on a subsequent sale of shares in General Mills.

Diageo may receive contingent consideration of up to $395 million (£260 million) on 30 April 2003 from General Mills depending on the General Mills share price in the period prior to 30 April 2003 and the number of shares Diageo holds at that date (see note 18).

(b) Investment in other associates

The table below analyses and aggregates the group’s share of the net assets of its other associates.

	2002	2001

	£ million	£ million
Fixed assets	602	716
Current assets	897	1,042
Creditors due within one year	(335)	(387)
Creditors due after one year	(102)	(178)

Net assets	1,062	1,193

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

14  Fixed assets — investments — (continued)

Investment in other associates comprises the cost of shares, less goodwill written off on acquisitions prior to 1 July 1998, of £693 million (2001 — £898 million) plus the group’s share of post acquisition reserves of £369 million (2001 — £295 million). Investment in other associates includes £992 million (2001 — £922 million) in respect of Moët Hennessy.

(c)  Investment in own shares at 30 June 2002 comprises 36.1 million ordinary shares held in respect of longer term incentive plans for executive directors and senior executives and 2.6 million ordinary shares held in respect of grants under UK, Irish and US savings-related share option schemes. The market value of these shares at 30 June 2002 was £330 million (2001 — 34.6 million ordinary shares; market value £270 million).

15  Stocks

	2002	2001

	£ million	£ million
Raw materials and consumables	214	281
Work in progress	34	25
Maturing stocks	1,474	1,298
Finished goods and goods for resale	594	628

	2,316	2,232

The group estimates that the replacement cost of the maturing stocks at 30 June 2002 was higher than the carrying value by approximately £650 million (2001 — £600 million).

16  Debtors

	2002		2001

	Due within	Due after	Due within	Due after
	one year	one year	one year	one year

	£ million	£ million	£ million	£ million
Trade debtors	1,349	—	1,353	—
Amounts owed by associates	3	—	2	—
Amounts receivable under finance leases	7	87	8	94
Other debtors	530	384	377	327
Pension prepayments	—	678	—	795
Other prepayments and accrued income	168	17	210	13
Deferred taxation (note 21)	152	42	11	47
ACT recoverable	—	2	4	8

	2,209	1,210	1,965	1,284

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

17  Net borrowings

	At 30 June		Non-cash	Exchange	At 30 June
	2001	Cash flow	items	adjustments	2002

Analysis of net borrowings	£ million	£ million	£ million	£ million	£ million
Cash and overdrafts
Cash at bank and liquid resources	1,842	(198)	—	(48)	1,596
Less: Bank deposits reclassified to liquid resources	(1,178)	92	—	48	(1,038)
Overdrafts	(262)	(44)	—	11	(295)

	402	(150)	—	11	263

Borrowings excluding overdrafts
Borrowings due within one year	(3,340)	762	(1,010)	165	(3,423)
Borrowings due after one year	(3,993)	(695)	761	216	(3,711)
Interest rate and foreign currency swaps	315	70	59	(79)	365
Net obligations under finance leases	(41)	—	11	2	(28)

	(7,059)	137	(179)	304	(6,797)

Liquid resources
Bank deposits reclassified from cash at bank and liquid resources	1,178	(92)	—	(48)	1,038

Net borrowings	(5,479)	(105)	(179)	267	(5,496)

	At 30 June		Non-cash	Exchange	At 30 June
	2000	Cash flow	items	adjustments	2001

	£ million	£ million	£ million	£ million	£ million
Cash and overdrafts
Cash at bank and liquid resources	1,063	751	—	28	1,842
Less: Bank deposits reclassified to liquid resources	(580)	(572)	—	(26)	(1,178)
Overdrafts	(179)	(79)	—	(4)	(262)

	304	100	—	(2)	402

Borrowings excluding overdrafts
Borrowings due within one year	(2,887)	16	(354)	(115)	(3,340)
Borrowings due after one year	(3,716)	(388)	322	(211)	(3,993)
Interest rate and foreign currency swaps	213	(26)	53	75	315
Net obligations under finance leases	(39)	—	—	(2)	(41)

	(6,429)	(398)	21	(253)	(7,059)

Liquid resources
Bank deposits reclassified from cash at bank and liquid resources	580	572	—	26	1,178

Net borrowings	(5,545)	274	21	(229)	(5,479)

£16 million (2001 — £19 million; 2000 — £12 million) of net borrowings due after one year and £260 million (2001 — £91 million; 2000 — £109 million) of net borrowings due within one year were secured on assets of the group.

The interest rate swaps included in net borrowings comprise interest accruals on the swaps relating to the zero coupon bonds 2004. The foreign currency swaps comprise the net amount from the translation of the group’s foreign currency swap principal amounts. The interest rate and foreign currency swaps are included in other debtors. Bank deposits represent amounts placed with financial institutions which require notice of withdrawal of more than 24 hours in order to avoid an interest penalty.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

17   Net borrowings — (continued)

		Year end
		interest rates	2002	2001

Borrowings excluding overdrafts	Currency	%	£ million	£ million
Commercial paper	US dollar	1.72-2.91	1,600	1,310
Guaranteed notes 2001	US dollar	8.625	—	213
Repurchase agreement	Sterling	5.86	—	500
Repurchase agreement	Sterling	5.53	—	300
Bonds 2002	Euro	6.25	148	138
Guaranteed bonds 2003	US dollar	6.0	329	354
Guaranteed bonds 2004	US dollar	6.625	657	707
Zero coupon bonds 2004	US dollar	8.13	714	710
Guaranteed notes 2004	US dollar	7.125	131	142
Guaranteed bonds 2005	US dollar	6.125	328	354
Guaranteed bonds 2005	Sterling	9.0	200	199
Guaranteed notes 2005/2035	US dollar	7.45	263	284
Guaranteed debentures 2011	US dollar	9.0	196	211
Guaranteed debentures 2022	US dollar	8.0	196	211
Medium term notes	Various	Various	1,067	832
Guaranteed bond	Sterling	7.69	500	—
Preferred securities	US dollar	5.66-5.86	493	532
Interest rate and foreign currency swaps	Various	Various	(365)	(315)
Bank loans and others	Various	Various	340	377

Total			6,797	7,059

The interest rates shown in the table above are those contracted on the underlying borrowings before taking into account any interest rate protection (see note 18). The effective interest rate for the year, based on average net borrowings was 7.4% excluding associate interest. The above loans are stated net of unamortised finance costs of £113 million (2001 — £176 million) of which £92 million (2001 — £158 million) relates to the zero coupon bonds 2004.

The weighted average interest rate for short term borrowings, before interest rate protection, at 30 June 2002 was 3.6% (2001 — 5.2%; 2000 — 6.0%).

The commercial paper is stated net of unamortised finance cost of £9 million (2001 — £4 million).

18  Financial instruments and risk management

Financial instruments comprise net borrowings (see note 17) together with other instruments deemed to be financial instruments including certain fixed asset investments, long term debtors, other long term creditors and provisions for liabilities and charges. Disclosures dealt with in this note exclude short term debtors and creditors where permitted by the accounting standard on derivatives and other financial instruments (FRS 13).

(i)   Currency risk management. The group publishes its financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements which will affect the group’s transaction costs, and the translation of the results and underlying net assets of its foreign subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

18  Financial instruments and risk management — (continued)

The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign currency net assets by holding net borrowings in foreign currencies and by using foreign currency swaps and cross-currency interest rate swaps. During the year, the group’s policy was to hedge currency exposure on its net assets before net borrowings at approximately the following percentages — 75% for US dollars, 90% for euro currencies and 50% for other significant currencies. This policy leaves the remaining part of the group’s net assets before net borrowings subject to currency movements, and reduces the volatility of the interest charge, interest cover, gearing and absolute debt levels. Exchange differences arising on the retranslation of foreign currency net borrowings and foreign exchange swaps are recognised in the statement of total recognised gains and losses to match exchange differences on foreign currency equity investments, in accordance with SSAP 20 — Foreign currency translation. At 30 June 2002, the group’s US dollar and euro net assets before net borrowings were approximately 76% and 72% hedged by net borrowings, respectively.

The group manages on a rolling 12 month basis, the translation of a proportion of its forecast future profits denominated in US dollars and euro currencies, primarily with currency option cylinders (which consist of separate put and call options) and forward foreign exchange contracts. This limits in part the translation exposure of the group’s profit before exceptional items and tax to movements in the exchange rates. For the profits covered by currency option cylinders, the group is only exposed to exchange rate movements within a specified range. The impact of exchange rate movements outside that range is taken by the counterparty to the transaction. Gains and losses on option cylinders are recognised in the underlying hedged periods.

For currencies in which there is an active market, the group manages between 80% and 100% of transactional foreign exchange rate risk, up to 18 months forward, using forward foreign currency exchange contracts. The gain or loss on the hedge is recognised at the same time as the underlying transaction.

As at 30 June 2002 and 30 June 2001, currency cylinders, forwards and options protect the translation of estimated overseas profits for the year ending 30 June 2003 within the following weighted average ranges:

		30 June 2002		30 June 2001

		Hedged	Average	Hedged	Average
		amount	range	amount	range

		£ million		£ million
US dollar	— cylinders	—	—	713	1.44-1.49
	— forwards	214	1.41	121	1.43
Euro	— cylinders	58	1.52-1.64	223	1.56-1.64
	— forwards	250	1.56	108	1.75

The group’s expected transaction exposure, for currencies in which there is an active market, is hedged forward between 80% and 100% for the period ending 31 December 2003.

At 30 June 2002, as a result of the transaction and translation exposure cover outlined above, the group had the following outstanding gross foreign exchange contracts:

	Foreign currency amount			Percentage of total

	Purchase	Sell	Total	US dollar	Euros	Maturity

	£ million	£ million	£ million	%	%	Year
Transaction	409	2,307	2,716	54	30	2002-2003
Translation:
— Foreign currency forwards	—	165	165	100	—	2002
— Foreign currency swaps	2,315	3,141	5,456	66	23	2002
— Cross currency interest rate swaps	727	354	1,081	45	51	2002-2003

	3,451	5,967	9,418

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

18  Financial instruments and risk management — (continued)

At 30 June 2002, there were no material monetary assets or liabilities in currencies other than the functional currencies of group companies, having taken into account the effect of forward contract and other derivative financial instruments that have been utilised to match foreign currency exposure.

(ii)     Interest risk management. The group has an exposure to interest rate risk and, within this category of market risk, is most vulnerable to changes in US dollar, sterling and euro interest rates. To manage interest rate risk, the group manages its proportion of fixed to variable rate borrowings within limits approved by the board, primarily through issuing long term fixed rate bonds, medium term notes and floating rate commercial paper, and by utilising interest rate swaps, cross currency interest rate swaps and swaptions. The profile of fixed rate to floating rate net borrowings is maintained such that projected UK GAAP net borrowings are fully floating after five years, and are approximately 50% fixed and 50% floating within five years. The floating element of US dollar net borrowings within five years is partly protected using interest rate collars. In addition, where appropriate, the group may use forward rate agreements to manage short term interest rate exposures. Swaps, swaptions, forward rate agreements and collars are accounted for as hedges.

Such management serves to increase the accuracy of the business planning process and to help manage the interest cover ratio, which the group currently aims to maintain at a minimum level of five times over the long term. The group’s interest cover ratio may, however, go below such minimum level in the short term.

Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument.

At 30 June 2002, after taking account of interest rate swaps, cross-currency interest rate swaps and forward rate agreements, the currency and interest rate profile of the financial liabilities and assets of the group was as follows:

					Impact of		Weighted	Weighted
					foreign		average	average
	Floating	Fixed	Interest		currency		fixed	time to
	rate	rate	free	Sub-total	swaps	Total	rate	maturity

	£ million	£ million	£ million	£ million	£ million	£ million	%	Years
Financial liabilities:
US dollar	(2,304)	(3,053)	(331)	(5,688)	(11)	(5,699)	5.5	2.7
Euro	(349)	(588)	(3)	(940)	(329)	(1,269)	4.8	3.3
Sterling	(739)	(300)	(3)	(1,042)	1,022	(20)	5.9	0.5
Other	(80)	(48)	—	(128)	(212)	(340)	5.1	0.9

	(3,472)	(3,989)	(337)	(7,798)	470	(7,328)	5.4	2.6

Guaranteed preferred securities	—	(371)	—	(371)	—	(371)	9.4	2.4

Financial assets:
US dollar	735	87	268	1,090	—	1,090	4.5	6.0
Euro	115	—	6	121	—	121	—	—
Sterling	222	331	12	565	—	565	7.0	0.6
Other	225	—	11	236	—	236	—	—

	1,297	418	297	2,012	—	2,012	6.5	1.7

Net financial (liabilities)/ assets	(2,175)	(3,942)	(40)	(6,157)	470	(5,687)	5.7	2.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

18  Financial instruments and risk management — (continued)

At 30 June 2001, after taking account of interest rate swaps, cross currency interest rate swaps and forward rate agreements, the currency and interest rate profile of the financial liabilities and assets of the group was as follows:

					Impact of		Weighted	Weighted
					foreign		average	average
	Floating	Fixed	Interest		currency		fixed	time to
	rate	rate	free	Sub-total	swaps	Total	rate	maturity

	£ million	£ million	£ million	£ million	£ million	£ million	%	Years
Financial liabilities:
US dollar	(2,610)	(2,445)	(141)	(5,196)	(184)	(5,380)	5.8	2.5
Euro	(377)	(565)	(13)	(955)	(400)	(1,355)	4.3	3.8
Sterling	(1,128)	(425)	(35)	(1,588)	1,226	(362)	4.6	1.7
Other	(56)	(146)	—	(202)	(210)	(412)	4.1	0.5

	(4,171)	(3,581)	(189)	(7,941)	432	(7,509)	5.4	2.5

Guaranteed preferred securities	—	(399)	—	(399)	—	(399)	9.4	3.4

Financial assets:
US dollar	798	137	161	1,096	—	1,096	6.5	7.4
Euro	204	—	15	219	—	219	—	—
Sterling	242	334	39	615	—	615	7.1	1.6
Other	300	—	1	301	—	301	—	—

	1,544	471	216	2,231	—	2,231	6.9	3.3

Net financial (liabilities)/ assets	(2,627)	(3,509)	27	(6,109)	432	(5,677)	5.6	2.5

Floating rate financial liabilities bear interest based on short term interbank rates (predominantly six months LIBOR) and commercial paper rates.

Interest bearing financial liabilities comprise bonds, medium term notes, commercial paper issued, money market loans, repurchase and forward rate agreements, net obligations under finance leases and bank overdrafts. Financial liabilities on which no interest is paid consist of: provisions for liabilities and charges payable after one year in respect of employee incentive plans and provisions for business disposals of £57 million (2001 — £21 million); other creditors of £250 million (2001 — £60 million); and derivative financial instruments of £30 million (2001 — £108 million). Interest bearing financial assets comprise cash, short term liquid investments with financial institutions and certain fixed asset investments, loans and debtors. Financial assets on which no interest is paid include certain fixed asset investments, loans and long term debtors.

The foreign currency swaps, in the table above, adjust the currency basis of borrowings as part of the group’s policy to hedge its exposure to fluctuations on translation into sterling of its foreign currency net assets (see (i) above). The foreign currency swaps are short term in nature and therefore have a floating interest basis. They are shown after taking account of fixing interest rate swaps which transfer £439 million (2001 — £417 million) of euro floating rate interest liabilities arising from foreign currency swaps into euro fixed rate financial liabilities.

In addition to the interest rate and currency swaps reflected in the table above for 30 June 2002, the group has £1,806 million notional principal of US dollar interest rate collars which mature between 1 July 2003 and 1 January 2006 and have floors of 3.05%-6.32% and caps of 3.64%-8.75%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

18  Financial instruments and risk management — (continued)

At 30 June 2002, the group had the following portfolio of interest rate derivative instruments:

			Weighted	Weighted
	Receive	Pay	average	average
	fixed	fixed	interest	remaining	Forward
	notional	notional	rate	maturity	starting	Maturity
Currency instrument
	£ million	£ million	%	Years	Year	Year
US dollar:
Interest rate swaps	3,041	—	6.5	4.4	—	2003-2022
Interest rate swaps	—	3,220	5.7	2.5	—	2002-2007
Forward starting	99	—	5.6	1.0	2003	2004
Forward starting	—	230	5.3	3.0	2003	2006
Euro:
Interest rate swaps	165	—	6.1	0.6	—	2002-2004
Interest rate swaps	—	604	4.8	2.2	—	2002-2006
Sterling:
Interest rate swaps	700	—	6.5	1.9	—	2003-2005

In addition to the above swaps, £325 million (2001 — £301 million) of euro interest rate swaps, with a weighted average remaining maturity of 0.5 years (2001 — 1.5 years), adjust the payment dates and the basis of their interest calculations on existing euro and dollar floating rate debt. At 30 June 2002, cross currency interest rate swaps also existed which effectively convert a Japanese yen medium term note (maturing 2002) to US dollars (£26 million) and euro medium term notes (maturing 2002 and 2003) to US dollars (£327 million). In addition, cross currency interest rate swaps convert £300 million of sterling investments to US dollar floating rate investments (maturing 2002).

(iii) Maturity of financial liabilities

	2002				2001

	Bank loans		Finance		Bank loans		Finance
	and	Other	leases and		and	Other	leases and
	overdrafts	borrowings	other	Total	overdrafts	borrowings	other	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Analysis by year of repayment:
After five years	1	623	164	788	—	686	64	750
From four to five years	—	3	11	14	1	353	7	361
From three to four years	—	329	10	339	3	626	7	636
From two to three years	16	595	10	621	9	1,207	7	1,223
From one to two years	10	1,800	36	1,846	6	802	34	842

Due after one year	27	3,350	231	3,608	19	3,674	119	3,812
Due within one year	586	3,101	33	3,720	400	3,187	110	3,697

	613	6,451	264	7,328	419	6,861	229	7,509

Other borrowings are net of interest rate and foreign currency swaps and forward rate agreements.

The group had available undrawn committed bank facilities at 30 June 2002 as follows:

	2002	2001

	£ million	£ million
Expiring within one year	1,250	1,248
Expiring in more than two years	855	1,021

	2,105	2,269

Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates plus an agreed margin, which is dependent on the period of drawdown. These facilities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

18  Financial instruments and risk management — (continued)

can be used for general corporate purposes and together with cash and cash equivalents support the group’s commercial paper programmes.

There are no financial covenants on the above short and long term borrowings. The committed bank facilities are subject to a minimum interest cover ratio of two times.

(iv) Fair values. The estimated fair values of borrowings, guaranteed preferred securities, associated derivative financial instruments and other financial liabilities and assets at 30 June 2002 are set out below. The fair values of quoted borrowings and guaranteed preferred securities are based on year end mid-market quoted prices. The fair values of other borrowings, derivative financial instruments and other financial liabilities and assets are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end. These are based on fair values obtained from third parties.

	2002		2001

	Net carrying	Estimated	Net carrying	Estimated
	amount	fair value	amount	fair value

	£ million	£ million	£ million	£ million
Primary financial instruments:
Borrowings due within one year including overdrafts	(3,718)	(3,531)	(3,602)	(3,711)
Borrowings due after one year	(3,711)	(4,016)	(3,993)	(4,096)
Cash at bank and liquid resources	1,596	1,596	1,842	1,842
Guaranteed preferred securities	(371)	(421)	(399)	(451)
Derivatives — interest rate contracts:
Interest rate swaps
— positive values	390	651	349	498
— negative values	(40)	(165)	(32)	(107)
Collars	(7)	(81)	(13)	(42)
Other interest rate contracts	8	—	—	2
Derivatives — foreign exchange contracts:
Transaction
— positive values	—	52	—	23
— negative values	—	(31)	—	(50)
Balance sheet translation
— positive values	97	98	25	27
— negative values	(66)	(66)	(10)	(10)
Foreign exchange options (profit translation)
— positive values	—	18	—	17
— negative values	—	(7)	2	(39)
Other:
Derivatives — futures and option commodity contracts	—	—	—	(4)
Other financial liabilities	(207)	(207)	(119)	(119)
Other financial assets	342	372	273	301

As part of the disposal of the packaged food business, Diageo may receive contingent consideration up to $395 million on 30 April 2003. The amount receivable is dependent on the share price and number of General Mills shares Diageo holds at that date. The estimated fair value of the contingent value right as at 30 June 2002 was $250 million (£164 million).

The difference between net carrying amount and estimated fair value reflects unrealised gains or losses inherent in the instrument based on valuations at 30 June 2002. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

18  Financial instruments and risk management — (continued)

(v)  Hedges. Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. The table below shows the extent to which the group has unrecognised gains and losses on financial instruments, and deferred gains and losses in respect of financial instruments and terminated financial instruments used as hedges, at the beginning and end of the year.

	Unrecognised			Deferred

	Gains	Losses	Total	Gains	Losses	Total

	£ million	£ million	£ million	£ million	£ million	£ million
Gains and losses:
On hedges at 30 June 2001	204	(197)	7	10	(23)	(13)
Arising in previous years recognised during 2002	99	(118)	(19)	3	(5)	(2)
On hedges at 30 June 2002	341	(245)	96	7	(17)	(10)
Of which gains/(losses) expected to be recognised in:
— year ending 30 June 2003	157	(119)	38	2	(3)	(1)
— year ending 30 June 2004 or later	184	(126)	58	5	(14)	(9)

(vi) Commodity risk. The group hedges certain expected commodity purchase requirements with futures contracts traded on national exchanges. Open contracts at 30 June 2002, 30 June 2001 and 30 June 2000 and gains or losses realised in 2002, 2001 and 2000, or deferred at the balance sheet date were not significant.

(vii) Credit risk. A large number of major international financial institutions are counterparties to the interest rate swaps, foreign exchange contracts and deposits transacted by the group. Counterparties for such transactions entered into during the year have a long term credit rating of A or better. The group monitors its credit exposure to its counterparties, together with their credit ratings, and, by policy, limits the amount of agreements or contracts it enters into with any one party. The notional amounts of financial instruments used in interest rate and foreign exchange management do not represent the credit risk arising through the use of these instruments. The immediate credit risk of these instruments is represented by the fair value of contracts with a positive value.

Cash at bank and liquid resources principally comprise money market deposits, commercial paper and investments. The investments are with counterparties having strong credit ratings. At 30 June 2002, approximately 33% and 42% of the group’s cash at bank and liquid resources of £1,596 million were invested with UK and US based counterparties, respectively.

At 30 June 2002, approximately 31% and 23% of the group’s trade debtors of £1,349 million were due from UK and US based counterparties, respectively.

The group considers the possibility of material loss in the event of non-performance by a financial counterparty or the non payment of an account receivable to be unlikely.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

19	Other creditors

	2002		2001

	Due within	Due after	Due within	Due after
	one year	one year	one year	one year

	£ million	£ million	£ million	£ million
Trade creditors	719	—	758	—
Corporate taxation	663	—	593	—
Other taxation including social security	267	—	253	—
Net obligations under finance leases	6	22	5	36
Other creditors	803	3	516	43
Ordinary dividends payable	458	—	453	—
Accruals and deferred income	729	24	917	17

	3,645	49	3,495	96

Gross obligation under finance leases due:
Between one and two years		6		10
Between two and three years		6		7
Between three and four years		6		7
Between four and five years		5		7
Thereafter		47		55

		70		86
Less: Future finance charges		(48)		(50)

		22		36

20	Provisions for liabilities and charges

		Restructuring
	Post	and		Deferred
	employment	integration	Disposal	taxation	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2001 as previously reported	281	34	33	74	231	653
Prior year adjustment (note 1)	—	—	—	76	—	76

	281	34	33	150	231	729
Exchange adjustments	(9)	—	(3)	2	(15)	(25)
Profit and loss account charge	15	8	44	178	26	271
Acquisitions and disposals	(160)	(11)	(4)	(32)	104	(103)
Utilised and other movements	—	(10)	(8)	—	(40)	(58)

At 30 June 2002	127	21	62	298	306	814

(a)  Post employment provisions were £127 million (2001 — £281 million), comprising £67 million post employment benefits in respect of US medical costs and £60 million in respect of unfunded pension liabilities (2001 — £213 million and £68 million, respectively). These provisions are mainly actuarially assessed and are long term.

(b)  Restructuring and integration provisions were £21 million, comprising £9 million for restructuring the beer production facilities, £7 million for Burger King store closures and £5 million in respect of other restructuring costs. The majority of these provisions will be utilised in the next financial year.

(c)  Disposal provisions were £62 million arising from commitments in respect of businesses sold. These provisions will predominantly be utilised within the next few years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

20     Provisions for liabilities and charges — (continued)

(d)  Deferred taxation was £298 million (see note 21).

(e)  Other provisions were £306 million (2001 — £231 million), including £53 million in respect of vacant properties, £124 million for a discounted value of an onerous contract on the acquisition of the Seagram spirits and wine businesses, £26 million for actuarially assessed non-insured claims and £35 million for employee incentive plans (2001 — £60 million, £nil, £57 million and £42 million, respectively). The vacant property provision is based on the estimated discounted rental shortfall over the terms of the leases; the non-insured claims are long term and the timing of their utilisation is not known; and the incentive plan provision will be utilised within the next few years.

21     Deferred taxation

	2002	2001

	£ million	£ million
Accelerated depreciation	144	230
Pension prepayments and provisions	150	204
Post employment benefits other than pensions	(19)	(75)
Restructuring and integration costs	(39)	(22)
Tax losses net of valuation allowance	(46)	(30)
Other timing differences	(86)	(215)

Net provision	104	92

Comprising:
Deferred tax asset (note 16)	(194)	(58)
Deferred tax provision (note 20)	298	150

Provision/(asset) at beginning of the year	92	(18)
Prior year adjustment (note 1)	—	48

	92	30
Exchange adjustments	12	—
Deferred tax charge in profit and loss account for the year (note 9)	132	62
Acquisition of subsidiaries	(58)	—
Disposal of subsidiaries	(74)	—

Provision at end of the year	104	92

The net deferred tax provision can be analysed as follows:
Current — United Kingdom	(105)	(40)
— United States and other overseas	(168)	(7)
Non-current — United Kingdom	199	122
— United States and other overseas	178	17

	104	92

Deferred tax is not generally provided in respect of liabilities which might arise on the distribution of unappropriated profits of overseas subsidiaries and associates, except where distributions of such profits are planned.

Deferred tax assets have been recognised to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Operating losses of £228 million (2001 — £238 million) less a valuation allowance of £182 million (2001 — £208 million) are carried forward and are available to reduce future taxable income of certain subsidiaries in a number of foreign jurisdictions. £11 million of these operating losses, net of valuation allowance, have expiration dates through to 2012 and £35 million can be carried forward indefinitely.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

22	Called up share capital

Authorised and issued share capital The authorised share capital of the company at 30 June 2002 was 5,329 million ordinary shares of 28 101/108 pence each (2001 and 2000 — 5,329 million) with an aggregate nominal value of £1,542 million (2001 and 2000 — £1,542 million). The allotted and fully paid share capital was 3,215 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £930 million (2001 — 3,411 million shares, aggregate nominal value £987 million; 2000 — 3,422 million shares, aggregate nominal value £990 million).

Movements in called up share capital

(i)  During the year, 2 million ordinary shares (nominal value £1 million) were allotted under the share option schemes for a total consideration of £11 million (2001 — 7 million ordinary shares, nominal value £2 million, consideration £31 million; 2000 — 4 million ordinary shares, nominal value £1 million, consideration £12 million).

(ii) The company purchased, and subsequently cancelled, 198 million ordinary shares (nominal value £58 million) during the year for a consideration including expenses of £1,658 million (2001 — 18 million ordinary shares, nominal value £5 million, consideration £108 million; 2000 — 9.5 million ordinary shares, nominal value £3 million, consideration £54 million).

Potential issues of ordinary shares

(i)  Under the executive share option schemes, directors and executives hold options to subscribe for up to 3 million (2001 — 6 million; 2000 — 12 million) ordinary shares at prices ranging between 391 pence and 863 pence per share, exercisable by 2012.

(ii) Under the savings-related share option schemes for employees, employees hold options to subscribe for up to 1 million (2001 — 1 million; 2000 — 1 million) ordinary shares at prices ranging between 268 pence and 731 pence per share, exercisable by 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

23	Reserves attributable to equity shareholders

	Share		Capital	Profit
	premium	Revaluation	redemption	and loss
	account	reserve	reserve	account	Total

	£ million	£ million	£ million	£ million	£ million
At 30 June 1999 as previously reported	1,268	173	2,936	(1,343)	3,034
Prior year adjustment	—	—	—	(62)	(62)

	1,268	173	2,936	(1,405)	2,972
Retained earnings	—	—	—	277	277
Exchange adjustments	—	(2)	—	28	26
Tax charge on exchange in reserves	—	—	—	(7)	(7)
Premiums on share issues, less expenses	17	—	—	(6)	11
Repurchase of own shares	—	—	3	(54)	(51)
Goodwill on disposals of businesses	—	—	—	446	446
Transfers	—	(33)	10	23	—

At 30 June 2000	1,285	138	2,949	(698)	3,674
Retained earnings	—	—	—	456	456
Exchange adjustments	—	—	—	97	97
Tax charge on exchange in reserves	—	—	—	(17)	(17)
Premiums on share issues, less expenses	29	—	—	—	29
Repurchase of own shares	—	—	5	(108)	(103)
Transfers	—	(1)	—	1	—

At 30 June 2001	1,314	137	2,954	(269)	4,136
Retained earnings	—	—	—	850	850
Exchange adjustments	—	(4)	—	(89)	(93)
Premiums on share issues, less expenses	10	—	—	—	10
Repurchase of own shares	—	—	58	(1,658)	(1,600)
Goodwill on disposals of businesses	—	—	—	1,768	1,768
Transfers	—	(4)	—	4	—

At 30 June 2002	1,324	129	3,012	606	5,071

(a)  Aggregate goodwill written off against the profit and loss account, net of disposals, is £2,381 million (2001 — £4,288 million; 2000 — £4,094 million) including £541 million (2001 — £109 million; 2000 — £156 million) in respect of associates of which £442 million relates to the 22% equity interest in General Mills (see note 14). The exchange adjustments are net of gains of £267 million in respect of foreign currency net borrowings (2001 – losses of £229 million; 2000 — losses of £119 million).

(b)  At 30 June 2002 £3,441 million (2001 — £2,432 million; 2000 — £943 million) was available in the parent company, Diageo plc, for the payment of dividends.

(c)  At 30 June 2002 £818 million (2001 — £725 million; 2000 — £822 million) has been charged against the profit and loss account in respect of cumulative exchange adjustments

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

24  Movements in consolidated shareholders’ funds

	2002	2001	2000

	£ million	£ million	£ million
Profit for the year	1,617	1,207	990
Dividends	(767)	(751)	(713)

	850	456	277
Exchange adjustments	(93)	97	26
Tax charge on exchange in reserves	—	(17)	(7)
New share capital issued	11	31	12
Repurchase of own shares	(1,658)	(108)	(54)
Goodwill on disposals of businesses	1,768	—	446

Net movement in shareholders’ funds	878	459	700
Shareholders’ funds at beginning of the year	5,123	4,664	3,964

Shareholders’ funds at end of the year	6,001	5,123	4,664

Shareholders’ funds at 30 June 2001 were originally £5,187 million (2000 — £4,711 million) before deducting a prior year adjustment of £64 million (2000 — £47 million) — see note 1.

25  Minority interests — non-equity

Non-equity minority interests comprise £371 million 9.42% cumulative guaranteed preferred securities issued by subsidiaries (2001 — £399 million). The holders of these securities have no rights against group companies other than the issuing entity and, to the extent prescribed by the guarantee, the company. To the extent that payments due under the guarantee are not made because the company has insufficient distributable profits, the company has covenanted that it will not make any distribution on any share capital which ranks junior to these securities.

26  Net cash inflow from operating activities

	2002	2001	2000

	£ million	£ million	£ million
Operating profit	1,653	1,873	1,782
Exceptional operating costs	453	228	181
Restructuring and integration payments	(148)	(144)	(198)
Depreciation and amortisation charge	314	403	365
Increase in stocks	(145)	(30)	(21)
(Increase)/decrease in debtors	(160)	(46)	4
Increase/(decrease) in creditors and provisions	180	22	(45)
Other items	(139)	(30)	(25)

Net cash inflow from operating activities	2,008	2,276	2,043

Discontinued operations contributed £156 million (2001 — £564 million; 2000 — £430 million) to net cash inflow from operating activities. Other items includes the net cash payment to José Cuervo SA, and integration payments includes the costs associated with the spirits, wine and beer and Seagram integrations.

27  Purchase of subsidiaries

(i) Seagram spirits and wine businesses acquired by the group

On 21 December 2001, Diageo and Pernod Ricard SA (Pernod Ricard) completed the acquisition of the Seagram spirits and wine businesses from Vivendi Universal SA (Vivendi) for $8.15 billion (£5.62 billion) in cash, subject to certain debt, working capital and other adjustments. Diageo’s share of the purchase price after adjustments was £3,657 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

27  Purchase of subsidiaries — (continued)

The transaction was structured such that each of Diageo and Pernod Ricard would acquire certain brands and related assets for integration into their respective global premium drinks businesses, with other brands and related assets being acquired and held jointly pending their disposal. The spirits and wine businesses comprised a number of separate legal entities and assets which were acquired by either Diageo, Pernod Ricard, or both parties jointly, but the effect was that the purchase consideration was funded in the overall proportions of 60.9% and 39.1% between Diageo and Pernod Ricard respectively.

Diageo has accounted for the transaction as an acquisition, reflecting profits and losses arising from those brands and related assets acquired for its own use, consolidated from the acquisition date. For those brands and assets acquired and/or held jointly pending their disposal, Diageo and Pernod Ricard will share the net proceeds of disposal in the proportion 60.9% and 39.1% respectively. Accordingly the results of these brands have been excluded from the group consolidation. Diageo has accounted for its share of the estimated net disposal proceeds as businesses held for resale. It is expected that the disposal of these businesses will be completed within 12 months of the original acquisition.

The cost to acquire the Seagram spirits and wine businesses has been provisionally allocated to the assets acquired and liabilities assumed according to estimated fair values and is subject to adjustment when asset and liability valuations are finalised. The provisional fair value balance sheet of the acquired spirits and wine businesses at 21 December 2001 translated at the then exchange rate of £1=$1.44 has been assessed as follows:

		Accounting	Other
	Seagram	policy	fair value	Fair value
	book values	conformity	adjustments	balance sheet

	£ million	£ million	£ million	£ million
Brands	—	—	2,765	2,765
Goodwill	351	—	(351)	—
Tangible fixed assets	134	(10)	119	243
Investments	6	—	—	6
Stocks	303	98	51	452
Debtors	274	—	—	274
Businesses held for resale	174	—	66	240
Net borrowings	(6)	—	—	(6)
Creditors and provisions	(217)	—	(100)	(317)

Net assets acquired	1,019	88	2,550	3,657

Net borrowings acquired				6

				3,663
Adjustment for consideration not paid in current year				(130)

Net cash outflow				3,533

Adjustments to align accounting policies include the application of Diageo’s fixed asset depreciation rates to the Seagram assets, the inclusion of warehousing costs in maturing stocks and the restatement of stock values to a FIFO (first in first out) basis from a LIFO (last in first out) basis. Other provisional fair value adjustments comprise revaluations of stocks and tangible fixed assets and the provision of a discounted liability in respect of an onerous contract. Businesses held for resale are included at fair values based on their actual or estimated net disposal proceeds. Deferred tax has been established on these adjustments where appropriate. The fair value balance sheet may be subject to adjustment as the fair values are finalised during the year ending 30 June 2003.

The acquired Seagram spirits and wine businesses contributed £153 million during the year to net cash inflow from operating activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

27  Purchase of subsidiaries — (continued)

(ii) Other businesses acquired

	2002	2001	2000
	Fair value	Fair value	Fair value
	balance sheets	balance sheets	balance sheets

	£ million	£ million	£ million
Brands	—	50	—
Goodwill arising on acquisition	21	41	106
Tangible fixed assets	5	73	34
Investment in associates	1	(43)	—
Cash	—	10	—
Working capital	32	48	11

Net assets acquired	59	179	151
Minority interests	—	(33)	—

Purchase consideration paid	59	146	151
Cash acquired	—	(10)	—

Net cash outflow	59	136	151

28  Sale of subsidiaries and businesses

(i) Disposal of The Pillsbury Company

On 31 October 2001, Diageo completed the disposal to General Mills of the worldwide operations of Pillsbury. Diageo received 134 million newly issued General Mills shares (approximately 32% of General Mills’ share capital) and $3,596 million of cash, being the agreed amount of $3,830 million, less Pillsbury’s outstanding borrowings at 30 June 2001 of $234 million. In addition, Diageo received an option to sell 55 million of its General Mills shares back to General Mills at a price of $42.14 per share. Diageo exercised this option on 1 November 2001, and received proceeds of $2,318 million, reducing its holding in General Mills to 22%. Diageo accounts for its investment in General Mills under the equity method. Diageo may also receive contingent consideration of up to $395 million at the eighteen-month anniversary of completion, if the General Mills share price prior to that anniversary is lower than $49. The amount receivable is dependent on the share price and the number of General Mills shares Diageo holds at that date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

28  Sale of subsidiaries and businesses — (continued)

A summary of the net assets disposed of, and the investment in associates acquired, translated at an exchange rate of £1 = $1.45, is as follows:

	$ million	£ million

Brands	3,520	2,427
Other intangibles	477	329
Tangible fixed assets	1,356	935
Other fixed assets	205	141
Current assets	1,518	1,047
Creditors due within one year	(692)	(477)
Net borrowings	(238)	(164)
Creditors due after one year	(69)	(47)
Provisions for liabilities and charges	(350)	(241)

Net assets disposed	5,727	3,950
Minority interests	(9)	(6)
Investment in General Mills	(2,787)	(1,922)
Gain on sale	468	322
Goodwill written back	2,423	1,671

Sale consideration received less transaction costs	5,822	4,015
Net borrowings	238	164

Net cash inflow	6,060	4,179

(ii) Disposal of Malibu, other brands and other businesses

	2002	2001	2000

	£	£	£
	million	million	million
Brands	—	—	149
Other fixed assets	46	7	222
Businesses held for resale in respect of Seagram spirits and wine businesses	203	—	—
Working capital and provisions	102	41	(1)
Cash	—	5	71
Minority interests	—	(13)	(10)
Goodwill written back	77	—	446
Gain/(loss) on sale	499	(23)	(168)

Sale consideration received	927	17	709
Cash	—	(5)	(71)
Deferred consideration	(6)	—	—

Net cash inflow	921	12	638

The sale consideration received in the year ended 30 June 2002 includes the net proceeds in respect of the sales of the Malibu brand, Glen Ellen wines, the Croft and Delaforce port and sherry brands and Guinness World Records Limited.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

29   Contingent liabilities

In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£132 million). Including this guarantee, but net of the amount provided in these financial statements, the group has given performance guarantees and indemnities to third parties of £102 million (2001 — £47 million).

The group has extensive international operations and is a defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims or potential claims against the group, the outcome of which cannot at present be foreseen.

On 1 May 2002, the Burger King Corporation was notified by counsel for the Council for Education and Research of Toxics (CERT) that it intended to file suit against Burger King alleging violations of the California Safe Drinking Water and Toxic Enforcement Act of 1986 and the California Unfair Business Practices Act for failure to warn of the presence of acrylamide in its french fries. A similar notice was delivered to the McDonald’s Corporation. Although the California Attorney General’s office has notified CERT that it believes the suit should not be filed on both procedural and substantive grounds, CERT filed suit against Burger King on 5 September 2002, before the Superior Court of the State of California in the County of Los Angeles. Given the early stage of the proceedings, Burger King cannot quantify the potential risks involved. Burger King will however, vigorously defend itself against these allegations should the suit proceed. Any liability arising from these proceedings will remain with the Burger King Corporation after its disposal.

Diageo is aware of two proposed class action lawsuits alleging that Burger King, McDonald’s, Kentucky Fried Chicken and Wendy’s have engaged in activities which have contributed, amongst other effects, to the claimants’ obesity. Burger King has not been served with process relating to either of these proceedings and it cannot quantify the potential risks involved. Any proceedings of this kind which might be brought against Burger King, however, will be strenuously defended.

In August 2000, Diageo learned that the Governors of the Departments of the Republic of Colombia and the City of Bogotá (the ‘Departments’) were considering initiating legal proceedings against major spirits companies in relation to unpaid excise duties and taxes on products which are smuggled into Colombia by third parties. Such proceedings are thought to be likely to be similar to those brought against RJ Reynolds Tobacco Holdings, Inc. (RJR) in December 1999 by the Attorney General of Canada in the Northern District of New York. In the latter proceedings, the complaint was dismissed on RJR’s motion to dismiss on 30 June 2000. On 12 October 2001, the Second Circuit Court of Appeals affirmed the District Court’s order of dismissal. The Attorney General of Canada filed a petition for writ of certiorari to the U.S. Supreme Court on 7 March 2002. That petition is currently pending. The directors intend that any proceedings of this kind which might be brought against Diageo will be strenuously defended. In December 2000, Diageo filed suits against the Departments challenging the legality of any claim outside the Colombian administration and judicial system and also challenging the legality of the discriminatory nature of the Colombian taxing system; several of these suits are pending.

Save as disclosed above, neither Diageo nor any member of the Diageo group is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group. Provision is made in these financial statements for all liabilities that are reasonably likely and reasonably quantifiable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

30  Commitments

Capital expenditure. Commitments not provided for in these financial statements are estimated at £43 million (2001 — £69 million).

		2002			2001

		Land and			Land and
		buildings	Other	Total	buildings	Other	Total
Annual operating lease commitments.
		£	£	£	£	£	£
		million	million	million	million	million	million
Annual minimum payments under operating leases expiring:
After five years		79	2	81	82	8	90
From one to five years		45	3	48	48	19	67
Within one year		8	1	9	3	5	8

Payments	— due within one year	132	6	138	133	32	165

	— one to two years			119			131
	— two to three years			111			119
	— three to four years			97			119
	— four to five years			88			99
Thereafter	— due after five years			564			628

				1,117			1,261

31  Employee share option schemes

(i)  Executive schemes

(a)   UK executive share option schemes (ESOS)

The group operates executive share option schemes and a supplemental scheme for senior executives. ESOS incorporates the former GrandMet scheme, the former Guinness PLC executive share option schemes and the Guinness PLC 1994 employee incentive trust. Options issued under these schemes may normally be exercised between three and ten years after the date granted. The last options granted under ESOS were in 1997.

(b)   US share option plan (USSOP)

This is a long term incentive plan under which options to purchase the company’s ADSs (one ADS is equivalent to four ordinary shares) were granted to senior US executives. Under the plan senior executives were granted an option to purchase ADSs at the higher of the nominal value of the ADSs and the market price of the ADSs at the time the option was granted. Options granted prior to 1 January 1994 may normally only be exercised between three and seven years after their grant. The last options granted under USSOP were in 1997. Option holdings and prices in the tables below, for the plan, are stated as ordinary share equivalents in pence translated at average and closing exchange rates as appropriate.

(c)   Diageo executive share option plan (DSOP)

This scheme was introduced in December 1999 and grants options to executives at the market price on the date of grant. Options issued under this scheme may normally be exercised between three and ten years after the date granted.

(d)   Diageo associated companies share option plan (DACSOP)

This scheme was introduced in March 2001 and grants options to executives in a number of associated companies. The terms of the scheme are the same as for the DSOP plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

31  Employee share option schemes — (continued)

(e)   Senior executive phantom share option scheme (SEPSOS)

This is a share price related bonus scheme. It allows a small number of senior executives to benefit over the period between the sixth and tenth year from grant, from movements in the price of Diageo ordinary shares. In normal circumstances, no payments can be made under SEPSOS before the fifth anniversary of the date of grant. Once exercised, payments (which can also be taken in the form of Diageo ordinary shares) are then spread with interest added over the period from exercise to the tenth anniversary of the date of grant. The scheme also contains significant forfeiture provisions. The last grant under this scheme was in 1996 and all payments will have been made within ten years from date of grant.

(f)   Diageo senior executive share option plan (SESOP)

This scheme was introduced with effect from 1 January 2000 and grants options to senior executives at market price at date of grant. Options granted under the scheme may not normally be exercised unless a performance condition is satisfied. The performance condition applicable is linked to the increase in UK GAAP earnings per share. Once the performance condition is satisfied, options can be exercised up to ten years after the date of grant.

(ii) Savings plans

(a)   UK savings-related share option scheme (SRSOS)

The UK savings-related share option scheme is an Inland Revenue approved scheme available to all UK employees. The scheme provides a long term savings opportunity for employees. The options may normally be exercised after three or five years, according to the length of the option period chosen by the employee, at a price not less than 80% of the market value of the shares at the time of the option grant.

(b)   US employee stock purchase plan (USESPP)

This scheme provides a long term savings and investment opportunity for US employees. The options may normally be exercised 12 months after the grant of the option at a price equivalent to 85% of the market value of the ADSs at the time of the grant.

(c)   International savings-related share option plan (International)

The group also operates an international savings-related share option plan. The scheme provides a long term savings opportunity for employees outside the United Kingdom. The options may be exercised between one and five years after grant. The scheme has discount criteria ranging from nil to 20% devised in accordance with local conditions and practices.

(d)   Option holdings are stated as ordinary share equivalents in pence. Options prices are translated at the following exchange rates: grants at actual exchange rates; exercises and cancellations at average exchange rates and closing balances at year end exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

31  Employee share option schemes — (continued)

(iii) Outstanding options

Options over ordinary shares and over ADSs (US schemes only) outstanding at 30 June 2002 were as follows:

Executive schemes:

		Options outstanding			Options exercisable

			Weighted
	Range of		average	Weighted		Weighted
	exercise	Number at	remaining	average	Number at	average
	prices	30 June 2002	contractual life	exercise price	30 June 2002	exercise price

	pence		months	pence		pence
Fixed schemes:
ESOS, USSOP,	300-399	175,191	24	391	175,191	391
DSOP and DACSOP	400-499	4,342,556	45	456	3,874,633	460
	500-599	6,811,142	89	535	169,683	547
	600-699	16,230,894	107	635	—	—
	700-799	167,146	104	710	—	—
	800-899	1,231,768	116	828	—	—

		28,958,697			4,219,507

Variable schemes:
SEPSOS and SESOP	300-399	16,558	30	382	16,558	382
	400-499	82,884	62	452	42,884	464
	500-599	5,993,972	95	555	—	—
	600-699	2,766,579	110	684	—	—

		8,859,993			59,442

Savings plans:

		Options outstanding			Options exercisable

			Weighted
	Range of		average	Weighted		Weighted
	exercise	Number at	remaining	average	Number at	average
	prices	30 June 2002	contractual life	exercise price	30 June 2002	exercise price

	pence		months			pence
				pence
SRSOS, USESPP and	200-299	13,284	34	268	—	—
International	300–399	317,909	14	342	19,437	354
	400-499	4,883,999	19	471	87,862	412
	500-599	5,534,473	34	526	63,821	510
	600-699	75,356	36	665	—	—
	700-799	21,322	30	728	—	—

		10,846,343			171,120

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

31  Employee share option schemes — (continued)

(iv) Transactions on schemes

(a)  Executive schemes:

Transactions on ESOS, USSOP, DSOP, DACSOP, SEPSOS and SESOP for options and phantom shares over ordinary shares and ADSs for the three years ended 30 June 2002 were as follows:

	ESOS, USSOP, DSOP, DACSOP		SEPSOS, SESOP*

		Weighted	Number of	Weighted
		average	phantom	average
	Number of	exercise	shares and	exercise
	options	price	options	price

		pence		pence
Balance outstanding at 30 June 1999	21,818,221	452	1,379,946	428
Granted	15,184,257	512	5,503,502	523
Exercised	(3,788,027)	436	(209,279)	403
Cancelled	(722,328)	492	(24,830)	524

Balance outstanding at 30 June 2000	32,492,123	484	6,649,339	507
Granted	8,957,049	640	3,887,245	591
Exercised	(11,259,658)	471	(1,425,811)	476
Cancelled	(1,870,249)	551	(692,846)	570

Balance outstanding at 30 June 2001	28,319,265	563	8,417,927	577
Granted	10,247,012	686	2,695,115	692
Exercised	(8,528,525)	538	(2,253,049)	571
Cancelled	(1,079,055)	588	—	—

Balance outstanding at 30 June 2002	28,958,697	592	8,859,993	594

Number of options exercisable at:
30 June 2002	4,219,507		59,442
30 June 2001	7,090,478		232,443
30 June 2000	17,612,265		817,339

*	SEPSOS are movements in phantom shares and SESOP are movements in options over shares.

(b)  Savings plans:

Transactions on SRSOS, USESPP and International schemes for options over ordinary shares and ADSs for the three years ended 30 June 2002 were as follows:

		Weighted
	Number of	average
	options	exercise price

		pence
Balance outstanding at 30 June 1999	20,435,636	422
Granted	4,741,803	490
Exercised	(7,030,539)	416
Cancelled	(2,914,782)	461

Balance outstanding at 30 June 2000	15,232,118	439
Granted	3,273,333	504
Exercised	(4,153,354)	435
Cancelled	(2,199,300)	447

Balance outstanding at 30 June 2001	12,152,797	456
Granted	3,351,163	540
Exercised	(3,800,177)	417
Cancelled	(857,440)	479

Balance outstanding at 30 June 2002	10,846,343	497

Number of options exercisable at:
30 June 2002	171,120
30 June 2001	53,547
30 June 2000	381,967

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

31  Employee share option schemes — (continued)

(v)  Share awards to executives

Prior to 17 December 1997, awards over shares were granted to senior executives under the Guinness Group long term incentive plan (GLTIP) and the Guinness Group 1991 employee incentive trust (EIT), with eventual transfer dependent on the performance of the company’s annualised total shareholder return against a comparator group of companies at the end of a minimum of three years after the date of grant. The final awards under GLTIP were paid out during the year and this scheme is now finished. These plans were replaced by the Total Shareholder Return plan (TSR).

The TSR benefited senior executives who were granted a conditional right to receive shares or ADSs or a cash sum if US participants. The right vests after the end of a three-year period following the date of grant (the ‘performance cycle’), provided a performance test is achieved. The performance test is a comparison of the annualised total shareholder return with the total shareholder returns of a defined peer group of 18 companies over a three-year period. The remuneration committee will not recommend the release of awards if there has not been an underlying improvement in the financial performance of the group.

The Diageo Incentive Share Plan (DISP) first awards were in the year ended 30 June 2000 to a small number of senior executives. The scheme involves awards of shares or ADSs over a three to five year period with performance criteria varying by employee. Awards under GLTIP, EIT, TSR and DISP were at nil award price.

Transactions on the EIT, GLTIP, TSR and DISP for awards of ordinary shares and ADSs for the three years ended 30 June 2002 were as follows:

Number of
awards of
ordinary
shares*

Balance outstanding at 30 June 1999	22,625,087
Granted under DISP and TSR	2,150,424
Awarded	(1,601,894)
Cancelled	(3,577,399)

Balance outstanding at 30 June 2000	19,596,218
Granted under DISP and TSR	1,454,042
Awarded	(5,566,990)
Cancelled	(5,754,227)

Balance outstanding at 30 June 2001	9,729,043
Granted under DISP and TSR	1,087,650
Awarded	(3,457,064)
Cancelled	(3,458,924)

Balance outstanding at 30 June 2002	3,900,705

No awards were exercisable at 30 June 2000, 2001 or 2002.

Notes

*	Award holdings over ADSs are stated as ordinary share equivalents.

(vi) Employee share trusts

The group funds trusts to acquire shares in the company to hedge its obligations under the EIT, TSR, DSOP, SESOP, DISP, former GrandMet and Guinness SRSOS, USESPP and its Irish executive schemes savings plans. Under UK GAAP, the shares held are accounted for as investments. Call options are used to manage the group’s

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

31  Employee share option schemes — (continued)

obligations in respect of the supplemental executive share option scheme, USSOP, SEPSOS and Diageo SRSOS, USESPP and Irish executive schemes savings plans. The trusts purchase options from a third party equivalent to the outstanding options granted to executives. The premium for these third party options is deferred and included in debtors. The company has an obligation to fund the payment of deferred premium as it falls due. Dividends receivable by the employee share trusts on the shares are waived.

32  Pending transactions and subsequent events

On 25 July 2002, Diageo announced that it had signed a contract for the sale of Burger King for a consideration of $2,260 million in cash on a debt free basis. Burger King is required to retain a minimum level of working capital which will include $15 million cash. A portion of the purchase price is dependent subject to adjustment upon Burger King satisfying certain performance targets. Completion of the transaction is subject to a number of conditions. The transaction, based on the contract sales price of $2,260 million, is expected to result in a loss of approximately £0.7 billion representing the goodwill previously written off to reserves. When sold, Burger King will be accounted for as a discontinued operation. On 7 November 2002 Diageo announced that it had been informed by the “buying group” that it wants to discuss with Diageo potential revisions to the terms of the July contract.

On 4 September 2002, Diageo announced that it will relinquish its US distribution rights for Bass Ale to Interbrew with effect from 30 June 2003 for a sum of $105 million (£69 million). The settlement will be accounted for in 2003. The ongoing impact on Diageo following the ending of these arrangements with Interbrew is not expected to be material to Diageo’s future turnover or operating profit.

In October 2002, Diageo and General Mills entered into two call option agreements in which Diageo granted to General Mills call options over 29,092,320 of General Mills’ ordinary shares held by Diageo. Under the call option agreements, from a date no earlier than 1 May 2003 through to 28 September 2005, General Mills may exercise the call options subject to certain limitations. The premium for the call options was an aggregate of $89 million. General Mills has agreed to pay $51.56 per share upon exercise of the call options. The call options expire on 28 October 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

33  Reconciliation to US accounting principles

Diageo plc is a public limited company incorporated under the laws of England and Wales and the group’s financial statements are prepared in accordance with generally accepted accounting principles (GAAP) applicable in the United Kingdom. UK GAAP differs in certain significant respects from US GAAP. The differences in respect of net income and shareholders’ equity are set out below.

Effect on net income of differences between UK and US GAAP:

			Year ended	Year ended
		Year ended	30 June 2001	30 June 2000
		30 June 2002	(restated)	(restated)

	Notes	£ million	£ million	£ million
Net income in accordance with UK GAAP		1,617	1,207	990
Adjustments to conform with US GAAP:
Brands	(a)	—	(230)	(221)
Goodwill and other intangibles	(a)	(137)	(212)	(188)
Inventories	(b)	(58)	(74)	(94)
Restructuring and integration costs	(c)	82	—	—
Pensions and other post employment benefits	(d)	19	28	(21)
Derivative instruments	(e)	(100)	(17)	17
Contingent value right	(f)	166	—	—
Disposals of businesses	(g)	1,022	—	243
Employee share trust arrangements	(i)	(6)	(24)	(1)
Other items		23	(46)	3
Deferred taxation
— on above adjustments	(k)	(49)	32	36
— other	(k)	(25)	94	34

Net income in accordance with US GAAP		2,554	758	798

Earnings per ordinary share	(l)
Basic earnings per ordinary share in accordance with US GAAP		77.0p	22.4p	23.5p
Basic earnings per American depositary share in accordance with US GAAP		308.0p	89.6p	94.0p

Cumulative effect on shareholders’ equity of differences between UK and US GAAP:

				30 June 2001
			30 June 2002	(restated)

	Notes		£ million	£ million
Shareholders’ equity in accordance with UK GAAP			6,001	5,123
Adjustments to conform with US GAAP:
Brands	(a	)	2,780	2,125
Goodwill and other intangibles	(a	)	4,196	6,313
Inventories	(b	)	224	282
Pensions and other post employment benefits	(d	)	(524)	(43)
Derivative instruments	(e	)	(127)	(23)
Contingent value right	(f	)	166	—
Investment in General Mills	(g	)	213	—
Disposals of businesses	(g	)	(90)	—
Revaluation of land and buildings	(h	)	(36)	(41)
Employee share trust arrangements	(i	)	(219)	(169)
Ordinary dividends	(j	)	458	453
Other differences in accounting principles			(38)	(49)
Deferred taxation
— on above adjustments	(k	)	52	(78)
— other	(k	)	(1,740)	(2,013)

Shareholders’ equity in accordance with US GAAP			11,316	11,880

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

33  Reconciliation to US accounting principles — (continued)

A description of accounting differences between UK and US GAAP, that are material to the group, are set out below.

(a)	Brands, goodwill and other intangibles: Significant owned brands acquired by the group are recorded on the balance sheet. Under UK GAAP, the group has written off other intangible assets acquired up to 30 June 1998 direct to reserves in the period acquired. All intangible assets acquired from 1 July 1998 have been capitalised in the balance sheet. Where capitalised goodwill and intangible assets are regarded as having limited useful economic lives, their cost is amortised on a straight line basis over those lives — up to 20 years. Where intangible assets are regarded as having indefinite useful economic lives, they are not amortised. Under US GAAP, up to 30 June 2001, intangible assets have been capitalised in the balance sheet and amortised through the statement of income over their useful economic lives not exceeding 40 years. On 1 July 2001, the group adopted the provisions of SFAS No. 142 — Goodwill and Other Intangible Assets. The standard requires that intangible assets arising on acquisitions with estimable useful lives, are amortised to their estimable residual values over their estimated useful lives. Intangible assets with indefinite useful lives are tested for impairment annually in lieu of being amortised. Goodwill arising on a combination of businesses is tested for impairment annually in lieu of amortisation. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful economic lives, acquired prior to 1 July 2001, be tested for impairment on implementation of the standard. No charge for impairment was required as a result of this test. As at 30 June 2002, an impairment in the carrying value of goodwill of £135 million attributable to the group’s quick service restaurants business has been accounted for.

(b)	Accounting for the merger of the former GrandMet Group and the former Guinness Group: For UK GAAP, the merger of the GrandMet Group and the Guinness Group was accounted under merger accounting principles (pooling of interests) where the results, cash flows and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under US GAAP, the merger was accounted for as an acquisition of the Guinness Group by GrandMet with an effective acquisition date of 31 December 1997. Consequently the Guinness Group assets and liabilities were recorded at fair values on 3 December 1997. Under US GAAP, the excess of the consideration over the fair value of the net assets has been allocated firstly to identifiable intangible assets based on their fair values with the remainder allocated to goodwill. Fair value adjustments to the recorded amounts of inventories, net of deferred tax, are expensed in the period in which the inventory is utilised.

(c)	Restructuring and integration costs: The rules for recognising restructuring and integration costs in the statement of income are generally consistent between UK and US GAAP. On the acquisition of a business, however, certain costs of reorganising the acquired business are required to be taken to the profit and loss account under UK GAAP, but are treated as fair value adjustments to goodwill under US GAAP.

(d)	Pensions and other post employment benefits: There are differences in the methods of valuation required under UK and US GAAP for valuing assets and liabilities of defined benefit pension plans. US GAAP is generally more prescriptive in respect of actuarial assumptions and the allocation of costs to accounting periods. In addition, under US GAAP, a minimum pension liability is recognised in certain circumstances when there is a deficit of plan assets relative to the projected benefits obligation. In 2002 Diageo has recognised a minimum pension liability of £569 million, as a component of other comprehensive income resulting in a reduction in shareholders’ equity under US GAAP. There is no impact on net income under US GAAP.

(e)	Derivative instruments: The group uses derivative instruments for financial risk management purposes. Under UK GAAP, changes in the fair value of interest rate derivatives and derivative hedging forecast transactions are not recognised until realised. Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group’s derivatives qualify for and are designated as hedges under US GAAP. This treatment reduces the effect on the profit and loss account from gains and loses arising from

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

33 Reconciliation to US accounting principles — (continued)

changes in their fair values. Gains and losses arising from changes in the fair value of derivatives which do not qualify for US GAAP hedge accounting treatment are taken to the profit and loss account.

(f)	Contingent value right: Under UK GAAP, the contingent value right received in connection with the disposal of The Pillsbury Company is treated as a contingent asset and is therefore not recognised until its receipt becomes virtually certain. Under US GAAP, this contingent value right represents a derivative under SFAS 133 and is accordingly held at its estimated fair value at the balance sheet date with changes in fair value included in the profit and loss account.

(g)	Disposals of businesses: Applying the accounting differences between UK and US GAAP can result in changes to the carrying values of assets under UK and US GAAP. As a consequence of this, different gains or losses may arise on the subsequent disposal of the assets. In addition, the timing of the recognition of a loss on a disposal may be different under UK and US GAAP. On 31 October 2001, the group disposed of The Pillsbury Company and acquired a 22% equity investment in General Mills, Inc. The gain on this disposal under US GAAP is higher than that recorded under UK GAAP, because of such differences in carrying value, particularly in respect of intangible assets and deferred tax. The investment in General Mills under US GAAP is also greater than under UK GAAP.

As explained in Note 29, in connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£132 million). Under UK GAAP, Diageo has provided for the amounts which it could have paid to settle the liability or transfer it to a third party as a cost of the transaction. Under US GAAP, rather than providing for the cost as under UK GAAP, Diageo would have deferred that element of the gain on disposal of Pillsbury equivalent to the amount guaranteed. The excess of the gain deferred for US GAAP over the amount provided under UK GAAP, has been charged in determining US GAAP net income with a corresponding effect on shareholders’ equity in accordance with US GAAP.

(h)	Revaluation of land and buildings: UK GAAP allows the periodic revaluation of land and buildings. Professional valuations of certain of the group’s properties were carried out in 1988 which under US GAAP have not been reflected in the consolidated financial statements.

(i)	Employee share trust arrangements: Employee share trusts have been established in order to hedge obligations in respect of options issued under certain employee share option schemes. Under UK GAAP, the company’s ordinary shares held by the employee share trusts are included at cost in fixed asset investments and are written down over the period until the option vests to the amount of the option price payable by employees upon exercise. Under US GAAP, such shares are treated as treasury shares and are deducted from shareholders’ equity at cost and are only written off when the employee exercises their option.

(j)	Ordinary dividends: Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders’ equity at the date of declaration of the dividend.

(k)	Deferred taxation: The group has restated its UK GAAP tax charge for the years ended 30 June 2001 and 30 June 2000, and its UK GAAP deferred tax balances as at 30 June 2001 to comply with the new UK accounting standard FRS 19 — Deferred tax. This standard eliminates a number of the differences between accounting for deferred tax under UK and US GAAP. However, UK GAAP permits that no provision for deferred tax should be made on the acquisition of a business where an asset acquired has no tax basis. US GAAP requires a deferred tax liability to be set up on all assets separately identified, apart from goodwill.

(l)	Earnings per ordinary share: Under UK GAAP and US GAAP, earnings per ordinary share are generally consistent and are based on the weighted average number of ordinary shares outstanding during the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

33 Reconciliation to US accounting principles — (continued)

Earnings per American Depositary Share are calculated on the basis of one American Depositary Share representing four ordinary shares.

(m)	Discontinued operations: UK and US GAAP have different criteria for determining whether a business is a discontinued operation. Under UK GAAP, the turnover and operating profit of a discontinued business is disclosed separately in the profit and loss account but as part of turnover and operating profit. Under US GAAP, sales and net income arising from discontinued operations are disclosed separately from net income from continuing operations. The Pillsbury Company has been treated as discontinued operations under UK GAAP but included within continuing operations under US GAAP.

Statement of comprehensive income under US GAAP

Under UK GAAP the group presents a consolidated statement of total recognised gains and losses which is similar to a statement of comprehensive income required by US GAAP. Comprehensive income, under US GAAP, for the three years ended 30 June 2002 is as follows:

	Year ended 30 June

	2002	2001	2000

	£ million	£ million	£ million
Net income	2,554	758	798
Currency translation adjustments	(266)	140	69
Minimum pension liability	(569)	—	(3)

	1,719	898	864
Income tax expense in respect of currency translation adjustments	—	(17)	(7)
Income tax expense in respect of minimum pension liability	171	—	—

Comprehensive income	1,890	881	857

Movements on US GAAP shareholders’ equity

	Year ended 30 June

	2002	2001

	£ million	£ million
Shareholders’ equity in accordance with US GAAP at beginning of the year	11,880	11,802
Net income	2,554	758
Minimum pension liability	(569)	—
Deferred tax relief on minimum pension liability	171	—
Dividends	(762)	(726)
New share capital issued	11	31
Repurchase of own shares for cancellation	(1,658)	(108)
Net change in employee share trust arrangements	(45)	—
Exchange adjustments	(266)	140
Tax charge on exchange in reserves	—	(17)

Shareholders’ equity in accordance with US GAAP at end of the year	11,316	11,880

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

33  Reconciliation to US accounting principles — (continued)

US GAAP balance sheet

A summary consolidated balance sheet under US GAAP at 30 June 2002 is set out below.

	As at 30 June

	2002	2001

	£ million	£ million
Total current assets	6,528	6,174
Property plant and equipment	2,505	3,132
Intangible assets, net	12,093	13,791
Other long term assets	5,027	2,858

Total assets	26,153	25,955

Short term borrowings	3,701	3,527
Other current liabilities	3,582	3,210
Long term borrowings	3,870	3,993
Other long term liabilities	3,129	2,740
Minority interests	555	605
Shareholders’ equity	11,316	11,880

Total liabilities and shareholders’ equity	26,153	25,955

Under US GAAP at 30 June 2002, the gross value, prior to amortisation, of brands was £9,011 million (2001 — £8,916 million) and goodwill and other intangibles was £4,908 million (2001 — £7,945 million).

Under US GAAP, cumulative exchange adjustments charged against retained surplus are separately identified. This does not result in any difference between total shareholders’ equity under UK and US GAAP.

US GAAP cash flows

The group’s financial statements include a consolidated statement of cash flows in accordance with the revised UK Financial Reporting Standard No. 1 (FRS 1 Revised).

FRS 1 (Revised)’s objective and principles are similar to those set out in the US accounting standard SFAS No. 95, ‘Statement of Cash Flows’. The principal difference between the standards is in respect of classification. Under FRS 1 (Revised), the group presents its cash flows separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. SFAS No. 95 requires only three categories of cash flow activity being operating, investing and financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 (Revised) would be included as operating activities under SFAS No. 95, capital expenditure and financial investment would be included as an investing activity under SFAS No. 95, and equity dividends paid would be classified as a financing activity under SFAS No. 95.

In addition, ‘cash’ for the purposes of the cash flow statement under FRS 1 (Revised), includes bank overdrafts but excludes liquid resources. (current asset investments held as readily available disposable stores of value). Under US GAAP, bank overdrafts are classified as borrowings and the movements thereon are included in financing activities. Liquid resources, with a maturity of three months or less at the date acquired, are considered to be cash equivalents and the movements thereon included in the overall cash movement under US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

33  Reconciliation to US accounting principles — (continued)

A summarised consolidated cash flow under US GAAP is as follows:

	Year ended 30 June

	2002	2001	2000

	£ million	£ million	£ million
Cash inflow from operating activities	1,380	1,679	1,405
Cash inflow/ (outflow) from investing activities	1,021	(1,032)	(301)
Cash outflow from financing activities	(2,571)	(417)	(1,434)

(Decrease)/ increase in cash and cash equivalents	(170)	230	(330)
Exchange adjustments	(48)	28	(7)
Cash and cash equivalents at beginning of the year under US GAAP	1,006	748	1,085

Cash and cash equivalents at end of the year under US GAAP	788	1,006	748
Short term investments with original maturities of more than three months	808	836	315

Cash at bank and liquid resources under UK GAAP at end of the year	1,596	1,842	1,063

New accounting standards and pronouncements in the United States

SFAS No. 141 Business Combinations and SFAS No. 142 Goodwill and Other Intangible Assets: SFAS No. 141 and SFAS No. 142 were issued in July 2001. Under SFAS No. 141, all business combinations initiated after 30 June 2001 must be accounted for using the purchase method. The pooling of interest method is no longer permitted. Any intangible assets arising on acquisitions with estimable useful lives, are required to be amortised to their estimable residual values over their estimated useful lives. Intangible assets with indefinite useful lives are tested for impairment annually in lieu of being amortised. Goodwill, arising on a combination of a business, is tested for impairment annually in lieu of being amortised. Upon adoption of SFAS No. 142 an impairment test must be carried out on all intangible assets with indefinite useful lives and goodwill. The test for impairment of intangible assets with identifiable useful lives and goodwill must be carried out annually. Any impairment loss identified on the date of adoption of SFAS No. 142 should be accounted for as a cumulative effect of change in accounting principle.

The group adopted the requirements of SFAS No. 141 and SFAS No. 142 for the first time on 1 July 2001. Accordingly amortisation of intangible assets with indefinite useful lives and goodwill ceased from that date, resulting in an increase in US GAAP net income of £400 million (basic earnings per share 12.1p). If the standard had been applied in the year ended 30 June 2001 US GAAP net income would have been £456 million (13.5p) higher (2000 — £414 million, and 12.2p respectively).

Upon adoption of SFAS No. 142 the group reassessed the useful lives and residual values of all intangible assets acquired. For the assessment of impairment on adoption of the standard on 1 July 2001, the group determined the carrying value of reporting units by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. The group determined the fair value of each reporting unit and compared this value with the carrying value, and no impairment charge was required. At 30 June 2002, an impairment in the carrying value of goodwill of £135 million attributable to the group’s quick service restaurants business has been accounted for.

The following new accounting pronouncements have not yet been adopted in the UK to US GAAP reconciliations.

SFAS No. 143 Accounting for Asset Retirement Obligations: On 16 August 2001 SFAS No. 143 was issued. This statement addresses the accounting and reporting for obligations associated with the retirement of long-lived

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

33  Reconciliation to US accounting principles — (continued)

assets and the associated asset retirement costs. The group is first required to comply with SFAS No. 143 in the year ending 30 June 2003. Diageo does not anticipate the impact of SFAS No. 143 to be material to the group.

SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets: SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, it retains many of the fundamental provisions of that statement. SFAS No. 144 also supercedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The group is required to adopt the provisions of SFAS No. 144 for the year ending 30 June 2003. Diageo does not anticipate the impact of SFAS No. 144 to be material to the group.

SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities: SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity should be measured at fair value and recorded when it meets the definition of a liability in FASB Concepts Statement No. 6 Elements of Financial Statements. SFAS No. 146 superceded EITF 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in Restructuring) which required recognition of a liability for costs associated with an exit or disposal activity when the company committed to an exit/ disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after 31 December 2002. Restatement of prior periods is not required. Since SFAS No. 146 applies to future activities which may not yet have been envisaged, the impact of the application of SFAS No. 146 cannot be determined in advance.

EITF 01-09 Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products: EITF 01-09 was issued in November 2001. The pronouncement codifies and reconciles the consensus reached on EITF 00-14, 00-22 and 00-25, which addresses the recognition, measurement and profit and loss account classification of certain selling expenses. The adoption of this issue will result in the reclassification of certain selling expenses including sales incentives, slotting fees, buydowns and distributor payments from selling, general and administrative expenses to a reduction in sales. The group estimates that the adoption of EITF 01-09 in the year ended 30 June 2002 decreased sales and marketing expense by £89 million for premium drinks and £217 million for The Pillsbury Company (2001 — £82 million and £619 million, respectively; 2000 — £76 million and £523 million respectively). The adoption of EITF 01-09 has no impact on net income.

Share option schemes

Under US GAAP, the group has complied with APB No. 25 — Accounting for Stock Issued to Employees

The group has complied with the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. If the company had elected to recognise compensation expense based upon the fair value at grant date for awards made in the three years ended 30 June 2002 under these plans consistent with the alternative methodology set out in SFAS No. 123, net income and earnings per ordinary share would be the pro forma amounts indicated below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

33  Reconciliation to US accounting principles — (continued)

	Year ended 30 June

	2002	2001	2000

	£ million	£ million	£ million
Net income
As reported	2,554	758	798
Pro forma	2,543	748	788
Earnings per ordinary share	pence	pence	pence
As reported	77.0	22.4	23.5
Pro forma	76.7	22.1	23.2

These pro forma amounts may not be representative as they are subjective in nature and involve uncertainties and matters of judgment, and therefore cannot be determined precisely. Changes in assumptions could affect the estimates.

The fair value of options which, in determining the pro forma impact, is assumed to be amortised in the statement of income over the option vesting period, is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	2002		2001		2000

Weighted average exercise price of options whose exercise price equals the market price on the grant date (DSOP, DACSOP and SESOP)	687 pence		625 pence		512 pence
Weighted average assumptions
Risk free interest rate	4.6%		5.3%		6.5%
Expected life of the options	60 months		60 months		60 months
Expected volatility	30%		30%		28%
Dividend yield	3.0%		3.7%		3.4%
Weighted average fair value of options granted in year	248 pence		233 pence		132 pence
Weighted average exercise price of options whose exercise price is less than the market price on the grant date (SRSOS, USESPP and International)	540 pence		504 pence		490 pence
Weighted average assumptions
Risk free interest rate	4.4%		5.1%		6.5%
Expected life of the options	39 months		38 months		38 months
Expected volatility	30%		30%		28%
Dividend yield	3.0%		3.7%		3.4%
Weighted average fair value of options granted in year	223 pence		169 pence		163 pence
Number of options granted in the year	16.3 million	*	16.1 million	*	25.4 million	*
Fair value of all options granted in the year	£40 million		£35 million		£35 million

*	An option over one ADS has been treated as the equivalent to four options over ordinary shares.

The TSR plan, DISP, GLTIP and EIT plans are not subject to the disclosure requirements of SFAS No. 123.

Pension plans

The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. The plans generally are of the defined benefit type. The principal plans are in the United Kingdom, the United States and Ireland. All plans are funded by payments to separately administered funds or insurance companies. The total cost for all pension plans that would be charged to the US GAAP statement of income comprises a £17 million charge (2001 — £17 million; 2000 — £17 million) in respect of defined contribution schemes and a £82 million charge (2001 — £75 million credit; 2000 — £3 million credit) in respect of defined benefit plans including a £125 million charge (2001 and 2000 — £nil) in respect of SFAS No. 88 following the disposal of The Pillsbury Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

33  Reconciliation to US accounting principles — (continued)

The totals of the group’s periodic pension credits for defined benefit plans and the funded status of those plans, calculated in accordance with SFAS No. 87, were as follows:

	2002	2001	2000

	£	£	£
	million	million	million
Service cost	71	80	91
Interest cost	249	251	230
Expected return on assets	(389)	(401)	(340)
Amortisation of:
Unrecognised prior service cost	17	17	7
Unrecognised transitional obligation	—	(1)	(1)
Unrecognised net gain	(5)	(23)	(4)
Termination, curtailment and settlements	14	2	14
SFAS No. 88 charge in respect of The Pillsbury Company	125	—	—

Net periodic pension charge/(income)	82	(75)	(3)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

33  Reconciliation to US accounting principles — (continued)

The funded status of the group’s defined benefit plans and the amounts recognised in the balance sheet were as follows:

	2002	2001

	£	£
	million	million
Projected benefit obligations at beginning of the year	4,424	4,017
Service cost	71	80
Interest cost	249	251
Plan amendments	—	3
Special termination settlements	15	—
Actuarial loss	162	271
Employee contributions	9	9
Benefits and expenses paid	(210)	(234)
Disposal of The Pillsbury Company	(621)	—
Exchange adjustments	28	27

Projected benefit obligations at end of the year	4,127	4,424

Plan assets at fair value at beginning of the year	5,525	6,121
Actual return on plan assets	(716)	(424)
Contributions by the group	5	11
Employee contributions	9	9
Benefits and expenses paid	(210)	(234)
Disposal of The Pillsbury Company	(804)	—
Exchange adjustments	32	42

Plan assets at fair value at end of the year	3,841	5,525

(Deficit)/excess of plan assets over benefit obligations	(286)	1,101
Unrecognised net transition asset	—	(1)
Unrecognised prior service cost	132	158
Unrecognised net loss/(gain)	844	(501)

	690	757

The amounts that would be recognised in the US GAAP financial statements would be:
Pension prepayment	322
Accrued benefit obligation	(336)
Intangible asset	135
Accumulated other comprehensive income	569

	690

The Diageo pension scheme has an unfunded accumulated benefit obligation. The projected benefit obligation, accumulated benefit obligation and the fair value of the plan assets are £2,986 million, £2,887 million and £2,571 million respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

33  Reconciliation to US accounting principles — (continued)

The following weighted average assumptions were used to determine the group’s obligations under the plans:

	US plans			Non-US plans

	2002	2001	2000	2002	2001	2000

	%	%	%	%	%	%
Discount rate	7.5	7.5	8	5.9	6.2	6
Expected return on plan assets	9.5	10	10	7.8	7.6	7
Salary increases	6.25	6.25	6.25	4.5	4.5	4.75

Contributions are made by the group, on actuarial advice, to provide assets sufficient to cover the benefit entitlements of plan participants. Generally, benefits are based on a formula recognising length of service and earnings close to retirement.

Postretirement benefits other than pensions

The group also operates a number of plans, primarily in the United States, which provide employees with postretirement insurance. The plans are generally unfunded. The liability in respect of these benefits is assessed by qualified independent actuaries under the projected unit method and is included in other long term liabilities.

The postretirement medical and life insurance costs for the plans in the United States calculated in accordance with SFAS No. 106 were as follows:

	2002	2001	2000

	£	£	£
	million	million	million
Service cost	2	3	3
Interest cost	9	15	12
Expected return on assets	(1)	(1)	(1)
Amortisation of unrecognised net gain	(1)	(2)	(2)
Other non-recurring costs	—	—	2
SFAS No. 88 credit in respect of The Pillsbury Company	(174)	—	—

Postretirement (income)/charge	(165)	15	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

33  Reconciliation to US accounting principles — (continued)

	2002	2001

	£	£
	million	million
Accumulated postretirement benefit obligations at beginning of the year	227	180
Service cost	2	3
Interest cost	9	15
Plan amendments	5	—
Actuarial (gain)/loss	(3)	32
Benefits and expenses paid	(9)	(19)
Disposal of The Pillsbury Company	(145)	—
Exchange adjustments	(10)	16

Accumulated postretirement benefit obligations at end of the year	76	227

Plan assets at fair value at beginning of the year	15	11
Actual return on plan assets	1	7
Contributions by the group	9	16
Benefits and expenses paid	(9)	(19)
Exchange adjustments	(1)	—

Plan assets at fair value at end of the year	15	15

Excess of benefit obligations over plan assets	(61)	(212)
Unrecognised prior service cost	4	(2)
Unrecognised net gain	(6)	(32)

Accrued postretirement benefits at end of the year	(63)	(246)

The weighted average discount rate used for determining the obligations of postretirement medical plans is 7.5% (2001 — 7.5%; 2000 — 8%). Medical inflation for beneficiaries is 5%.

The impact on the service and interest cost of the postretirement cost and the accumulated postretirement benefit obligations of a 1% increase and a 1% decrease in future medical care inflation is as follows:

	2002	2001	2000

	£	£	£
	million	million	million
Impact of 1% increase in medical care inflation rates:
Aggregate of service cost and interest cost	1	2	1
Accumulated postretirement benefit obligations at end of the year	8	15	12
Impact of 1% decrease in medical care inflation rates:
Aggregate of service cost and interest cost	(1)	(1)	(1)
Accumulated postretirement benefit obligations at end of the year	(7)	(14)	(11)

34   Companies Act 1985

The consolidated financial statements do not constitute ‘statutory accounts’ within the meaning of the Companies Act 1985 of Great Britain for any of the years presented. Statutory accounts for the years ended 30 June 2002 and 2001 have been filed with the United Kingdom’s Registrar of Companies. The auditor has reported on these accounts. The reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Act.

These consolidated financial statements exclude certain parent company statements required by the Companies Act 1985, however, they include all other material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the profit and loss and balance sheet items.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Profit and		Balance
	beginning	loss account		at end
	of the year	movements	Other	of the year

	£ million	£ million	£ million	£ million
Year ended 30 June 2002
Fixed asset investments (excluding investments in associates and investments in own shares)	37	9	(22)	24
Investments in own shares	45	14	(30)	29
Provision against debtors	100	9	11	120
Provision against stocks	56	5	(10)	51
Year ended 30 June 2001
Fixed asset investments (excluding investments in associates and investments in own shares)	21	16	—	37
Investments in own shares	56	25	(36)	45
Provision against debtors	78	14	8	100
Provision against stocks	58	(2)	—	56
Year ended 30 June 2000
Fixed asset investments (excluding investments in associates and investments in own shares)	22	—	(1)	21
Investments in own shares	64	16	(24)	56
Provision against debtors	71	7	—	78
Provision against stocks	52	6	—	58

PRINCIPAL GROUP COMPANIES

The companies listed below include those which principally affect the profits and assets of the group. The operating companies listed below may carry on the business described in the countries listed in conjunction with their subsidiaries and other group companies. A full list of subsidiaries, all of which are consolidated, will be included in the company’s next annual return having made use of the exemption in section 231 of the Companies Act 1985.

	Country of	Country of	Percentage of
	incorporation	operation	equity owned	Business description

Premium drinks
Guinness UDV Ireland	Ireland	Worldwide	100%	Production, marketing and
(formerly Guinness Ireland Group)				distribution of premium drinks.
Diageo Great Britain Limited	England	Worldwide	100%	Production, marketing and
(formerly Guinness United Distillers &				distribution of premium drinks.
Vintners Limited)
Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and
(formerly Guinness United Distillers &				distribution of premium drinks.
Vintners Scotland Limited)
Guinness United Distillers & Vintners BV	Netherlands	Worldwide	100%	Production, marketing and distribution of premium drinks.
Guinness United Distillers & Vintners Amsterdam BV	Netherlands	Worldwide	100%	Production, marketing and distribution of premium drinks.
Diageo North America, Inc	United States	Worldwide	100%	Production, importing and
(formerly Guinness UDV North America, Inc)				marketing of premium drinks.
Joseph E Seagram & Sons, Inc	United States	Worldwide	100%	Production, marketing and distribution of premium drinks.

Quick service restaurants
Burger King Corporation	United States	Worldwide	100%	Quick service restaurants.

Corporate
Diageo Capital plc(a)	Scotland	United Kingdom	100%	Financing company for the group.
Diageo Finance plc(a)	England	United Kingdom	100%	Financing company for the group.
Diageo Investment Corporation	United States	United States	100%	Financing company for the US group.

Associates
Moët Hennessy, SA(b)	France	Worldwide	34%	Production and distribution of premium drinks.
General Mills, Inc(c)	United States	Worldwide	22%	Manufacture and marketing of consumer food products.

(a)	Directly owned by Diageo plc.

(b)	Issued share capital comprises 34,648,386 A class shares of €7 each and 17,849,169 B class shares of €7 each. The group’s effective interest is 100% in the B class shares.

(c)	The group owns 79 million shares of common stock (par value $0.10 each) in General Mills, Inc.

All percentages, unless otherwise stated, relate to holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Year ended 30 June 2002

The following unaudited condensed pro forma consolidated financial information (the pro forma information) reflects the disposal of Pillsbury and the acquisition of 22% of General Mills.

On 31 October 2001, Diageo completed the disposal to General Mills of the worldwide operations of Pillsbury. Diageo received 134 million newly issued General Mills shares (approximately 32% of General Mills’ share capital) and $3,596 million of cash, being the agreed amount of $3,830 million less Pillsbury’s outstanding borrowings at 30 June 2001 of $234 million. In addition, Diageo received an option to sell 55 million of its General Mills shares back to General Mills at a price of $42.14 per share. Diageo exercised this option on 1 November 2001, and received proceeds of $2,318 million, reducing its holding in General Mills to 22%. Diageo accounts for its investment in General Mills under the equity method. Diageo will also receive up to $395 million at the eighteen-month anniversary of the completion, depending on the General Mills share price shortly prior to that anniversary and the number of General Mills shares Diageo continues to hold.

The unaudited condensed pro forma consolidated profit and loss account for the year ended 30 June 2002 is drawn up as if the above transactions had occurred on 1 July 2001. The pro forma represents the profit and loss account of the group for the year ended 30 June 2002, excluding Pillsbury’s actual results for the four months ended 31 October 2001 and including a 22% share of General Mills’ estimated profit and loss account for the four months ended 31 October 2001 excluding Pillsbury, aggregated with a 22% share of the estimated profit and loss account of Pillsbury for the four months ended 31 October 2001. The pro forma information does not reflect (i) any of the cost savings expected to arise as a result of the combination (ii) interest income on the cash received from General Mills of $5,914 million (£4,079 million, translated at the rate of exchange on 31 October 2001 of £1 = $1.45) nor (iii) Diageo’s share of the interest cost on the cash paid by General Mills of $5,914 million (£4,079 million, translated at the rate of exchange on 31 October 2001 of £1 = $1.45).

The pro forma information has been prepared based on SEC requirements and does not purport to represent what the group’s results of operations actually would have been if such transactions in fact had occurred on such dates, or to project the group’s results of operations for any future period. The adjustments described in the notes to the pro forma information are estimated adjustments made to adjust the General Mills’ information from US GAAP to UK GAAP.

The pro forma information has been prepared in accordance with UK GAAP which varies in certain significant respects from US GAAP. Application of US GAAP would have affected the pro forma net income for the year ended 30 June 2002 to the extent summarised on page A-3.

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Unaudited condensed pro forma consolidated profit and loss account

	Historical		Pro forma
			adjustments
	Diageo
	year ended		Acquisition
	30 June 2002	Pillsbury	of associate	Pro forma
	(see note a)	(see note b)	(see note c)	30 June 2002

	£ million	£ million	£ million	£ million
Turnover	11,282	(1,455)	—	9,827
Operating costs	(9,629)	1,271	—	(8,358)

Operating profit	1,653	(184)	—	1,469
Share of profits of associates	283	(13)	109	379

Trading profit	1,936	(197)	109	1,848
Disposal of fixed assets	(22)	—	—	(22)
Sale of businesses (net)	821	(322)	—	499
Interest payable (net)	(399)	5	(11)	(405)

Profit before taxation	2,336	(514)	98	1,920
Taxation	(632)	180	(36)	(488)

Profit after taxation	1,704	(334)	62	1,432
Minority interests	(87)	1	—	(86)

Profit for the year	1,617	(333)	62	1,346

Basic earnings per share	48.8p			40.6p

Notes

(a)	The Diageo condensed pro forma consolidated profit and loss account has been derived from Diageo’s consolidated financial statements for the year ended 30 June 2002. A £322 million gain is included within sale of businesses (net) and a £103 million taxation charge is included within taxation in respect of the disposal of Pillsbury. These results include a 22% equity share of an estimate of the General Mills profit and loss account for the eight months ended 30 June 2002, post General Mills’ acquisition of Pillsbury. This estimate has been based on General Mills’ actual results for the 52 weeks ended 26 May 2002.

(b)	The Pillsbury results are based on Pillsbury’s consolidated profit and loss account for the four months ended 31 October 2001 used for the preparation of Diageo’s consolidated financial statements and have been translated using the weighted average exchange rate for the year ended 30 June 2002 of £1 = $1.44. Taxation has been estimated at 39% (being Pillsbury’s estimated effective tax rate) on Pillsbury’s profit before goodwill amortisation, exceptional items and taxation. The gain on the disposal of Pillsbury of £322 million and the associated taxation of £103 million shown in the Diageo consolidated profit and loss account have been eliminated. No adjustment has been made to reflect any assumed interest savings as a result of the net receipt of $5,914 million (£4,079 million, translated at the rate of exchange on 31 October 2001 of £1 = $1.45) from General Mills.

(c)(i)	The associate results have been based on 22% of the estimated profit and loss account of General Mills for the four months ended 31 October 2001 and 22% of the actual Pillsbury profit and loss account for the four months ended 31 October 2001 excluding the net gain on the disposal of Pillsbury. The estimate of General Mills’ results has been based on General Mills’ actual results for the 13 weeks ended 26 August 2001, translated using the average exchange rate for the year ended 30 June 2002 of £1=$1.44. General Mills’ results do not include any adjustment to reflect the interest costs of financing the $5,914 million (£4,079 million, translated at the rate of exchange on 31 October 2001 of £1=$1.45) payment in respect of the transaction. In addition, adjustments have been made to restate General Mills’ US GAAP financial information to UK GAAP. The adjustments are as follows:

— To restate General Mills’ net pension income using Diageo’s UK GAAP pension assumptions; and

— To provide deferred taxation on the above adjustment.

Diageo believes substantially all of the excess of its cost of investment in General Mills over General Mills’ historical cost net assets represents goodwill and the intangible value of General Mills’ brands. The

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Notes to Unaudited condensed pro forma consolidated profit and loss account — (continued)

goodwill and the value of General Mills’ brands have been capitalised as part of Diageo’s investment in General Mills. Given the nature of General Mills’ business and its underlying brands, the directors consider that these assets do not have a finite life and, consequently, they will not be subject to annual amortisation. Annual impairment reviews will be undertaken with any resulting charges taken to operating profit.

(ii)	The pro forma profit for the four months ended 31 October 2001 from the investment in General Mills is attributable to:

£ million

22% of adjusted General Mills’ estimated net income	38
22% of US to UK GAAP adjustments to General Mills’ estimated net income	(1)
22% of Pillsbury’s profit for the period	25

62

(d)	The pro forma unaudited ratio of earnings to fixed charges and preferred share dividends is 3.8 under UK GAAP.

Reconciliation of unaudited Diageo condensed pro forma information from UK to US GAAP

(a)  The accounting policies followed in the preparation of the pro forma information in accordance with UK GAAP differ in some respects from those under US GAAP and such differences are described in note 33 to the UK GAAP consolidated financial statements. The differences that have a material effect, with respect to Pillsbury, on the pro forma net income are:

(i) Pensions and other post employment benefits;

(ii) Employee share trust arrangements; and

(iii) Deferred taxation

For the purposes of the reconciliation of the pro forma net income to US GAAP, the pro forma impact of the acquisition of a 22% interest in General Mills has been determined using the accounting required by SFAS No. 141 and SFAS No. 142 which were adopted by Diageo as at 1 July 2001. It has been assumed that any goodwill or other intangible resulting from this transaction would have an indefinite useful life. The pro forma net income under US GAAP includes no amortisation expense with respect to General Mills assets acquired. Note 33 to the UK GAAP consolidated financial statements includes a summary of SFAS No. 141 and SFAS No. 142.

(b)  The calculation of pro forma consolidated net income in accordance with US GAAP is as follows:

	Year ended 30 June 2002

	£ million	£ million
Net income as per the unaudited condensed pro forma consolidated profit and loss account in accordance with UK GAAP		1,346
Total group adjustments to conform with US GAAP as set out in the UK/ US GAAP reconciliation on page F-56	937
Less — UK to US GAAP adjustments to the net gain on the disposal of Pillsbury	(957)

		(20)
Less — UK to US GAAP adjustments in respect of Pillsbury:
Pensions and other post employment benefits	(5)
Employee share trust arrangements	2
Deferred taxation	2

		(1)
Add — 22% of UK to US GAAP adjustments in respect of Pillsbury		—
— 22% of UK to US GAAP adjustments in respect of General Mills		1

Pro forma net income in accordance with US GAAP		1,326

Basic earnings per ordinary share		40.0p

Fully diluted earnings per ordinary share is not disclosed as it is not significantly different from basic earnings per ordinary share.

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

	Year ended 30 June

	2002	2001	2000	1999	1998

Under UK GAAP (unaudited)	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes on income, and minority interests	2,336	1,722	1,451	1,467	1,683
Less: Income from discontinued operations before taxes on income and minority interests	(192)	(450)	(449)	(363)	(457)
Less: Share of associates income other than 50% associates	(200)	(171)	(161)	(154)	(137)
Add: Dividend income receivable from associates other than 50% associates	76	84	44	41	48
Add: Fixed charges	593	533	547	497	527
Less: Preferred share dividends payable	(38)	(37)	(37)	(36)	(36)

	2,575	1,681	1,395	1,452	1,628

Fixed charges
Interest payable	515	450	466	431	450
Add: Preferred share dividends payable	38	37	37	36	36
Add: Share of 50% associates interest payable	—	1	—	1	4
Add: One third of rental expense	40	45	44	29	37

	593	533	547	497	527

	ratio	ratio	ratio	ratio	ratio
Ratio	4.3	3.2	2.6	2.9	3.1

					9 months
	Year ended 30 June				ended
					30 June
	2002	2001	2000	1999	1998

Under US GAAP (unaudited)	£ million	£ million	£ million	£ million	£ million
Earnings
Net income from continuing operations	2,554	758	798	392	430
Add: Minority interest charges	87	80	74	85	48
Add: Taxes on income from continuing operations	706	309	317	286	238
Less: Share of unconsolidated affiliates income other than 50% unconsolidated affiliates	(239)	(106)	(142)	(229)	(57)
Add: Dividend income receivable from unconsolidated affiliates other than 50% unconsolidated affiliates	76	84	44	41	38
Add: Fixed charges	593	545	552	499	443
Less: Preferred share dividends payable	(38)	(37)	(37)	(36)	(27)

	3,739	1,633	1,606	1,038	1,113

Fixed charges
Interest payable	514	461	469	433	385
Add: Preferred share dividends payable	38	37	37	36	27
Add: Share of 50% unconsolidated affiliates interest payable	1	2	2	1	3
Add: One third of rental expense	40	45	44	29	28

	593	545	552	499	443

	ratio	ratio	ratio	ratio	ratio
Ratio	6.3	3.0	2.9	2.1	2.5

INDEX TO THE EXHIBITS

Exhibits

1.1	Memorandum and Articles of Association of Diageo plc	*
2.1	Indenture, among Diageo Capital plc, Diageo plc and Citibank N.A., dated as of 3 August 1998 (incorporated by reference to Exhibit 4.1 to Diageo plc’s Registration Statement on Form F-3 (File No. 333-8874))	*
2.2	Indenture, among Diageo Investment Corporation, Diageo plc and Citibank N.A., dated as of 1 June 1999 incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))	*
4.1	Stock Purchase Agreement among Gramet Holdings Corp., Diageo plc and Delaware Champion Acquisition Corporation, dated as of 25 July 2002
4.2	First Amendment to Agreement and Plan of Merger, dated 12 April 2001 by and among General Mills, Inc., General Mills North American Businesses, Inc., Diageo plc and The Pillsbury Company (incorporated by reference to Exhibit 4.1 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))
4.3	Second Amendment to Agreement and Plan of Merger, dated as of 31 October 2001 by and among General Mills, Inc., General Mills North American Businesses, Inc., Diageo plc and The Pillsbury Company (incorporated by reference to Exhibit 4.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))	*
4.4	Stockholders Agreement, dated 31 October 2001 by and among General Mills, Inc., Gramet Holdings Corporation and Diageo plc (incorporated by reference to Exhibit 4.3 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))
4.5	Stock and Asset Purchase Agreement among Vivendi Universal S.A., Pernod Ricard S.A. and Diageo plc, dated as of 19 December 2000 (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-4 (No. 333-55000 ) filed by Vivendi Universal) (incorporated by reference to Exhibit 4.4 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))	*
4.6	Restated Framework and Implementation Agreement, dated 9 February 2001, between Diageo plc and Pernod Ricard S.A. (incorporated by reference to Exhibit 4.5 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))	*
4.7	Service Agreement, among Diageo plc and Paul Walsh, dated 7 October 1999 (incorporated by reference to Exhibit 4.6 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))
4.8	Service Agreement, among Diageo plc and Nicholas Rose, dated 1 October 2000 (incorporated by reference to Exhibit 4.7 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))
4.9	Letter Agreement, among Diageo plc and Lord Blyth of Rowington, dated 7 October 1999 (incorporated by reference to Exhibit 4.8 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))
4.10	The Diageo plc Senior Executive Share Option Plan (incorporated by reference to Exhibit 99.1 to Diageo plc’s Registration Statement on Form S-8 (File No. 333-11462)	*
4.11	The Diageo plc Executive Share Option Plan Rules (incorporated by reference to Exhibit 99.1 to Diageo plc’s Registration Statement on Form S-8 (File No. 333-11460)	*
4.12	The Diageo plc Associated Companies Share Option Plan (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))	*
4.13	Diageo plc Long Term Incentive Plan Rules (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))	*

INDEX TO THE EXHIBITS — (continued)

Exhibits

4.14	The Diageo plc Share Incentive Plan (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))	*
8.1	Principal group companies (incorporated by reference to page F-69 in the Annual Report)
10.1	Consent of independent auditor	E-1

*	Filed with the Securities and Exchange Commission but not reproduced in the Annual report distributed to shareholders.