Form 20-F/A
period 2003-06-30
DIAGEO PLC
filed 2004-02-04
CIK 835403

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Item 17 [•]  Item 18 [X]

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 30 June 2003 of Diageo plc (the 2003 Form 20-F). Reference is made to the cross reference to Form 20-F table on page 144 hereof (the Form 20-F Cross reference table). Only (i) the information in this document that is referenced in the Form 20-F Cross reference table, (ii) the cautionary statement concerning forward-looking statements on page 18 and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statements on Form F-3 (File Nos. 333-10410, 333-14100 and 333-110804) and Registration Statements on Form S-8 (File Nos. 333-08090, 333-08092, 333-08094, 333-08096, 333-08098, 333-08100, 333-08102, 333-08104, 333-08106, 333-09770, 333-11460 and 333-11462), and any other documents, including documents filed by Diageo plc pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2003 Form 20-F. Any information herein which is not referenced in the Form 20-F Cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference.

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

Explanatory Note

     The purpose of this amendment is to amend Diageo’s US GAAP treatment for deferred tax associated with minimum pension liabilities as of and for the year ended 30 June 2003. The amendment results in a deferred tax charge of £53 million being reclassified from other comprehensive deficit to net income and a reversal of deferred tax of £118 million previously charged to other comprehensive deficit. The overall effect is therefore a reduction of £53 million in net income, a reduction in the comprehensive deficit of £118 million and an increase in shareholders’ equity of £118 million. The amendment does not affect operating income or cash flow under US GAAP nor does it affect Diageo’s principal financial information prepared under UK GAAP.

     Diageo is including certain certifications of the chief executive officer and the chief financial officer.

     This amendment amends ‘Item 3 – Key Information’, ‘Item 5 – Operating and Financial Review and Prospects’, ‘Item 18 – Financial Statements’ and ‘Item 19 – Exhibits’.

     Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F filed on 26 November 2003 or reflect any events that have occurred after the Form 20-F was filed.

     Diageo intends to announce its results for the six months ended 31 December 2003 on 19 February 2004.

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

	Year ended 30 June
	2003	2002	2001	2000	1999
Profit and loss account data(1)	£ million	£ million	£ million	£ million	£ million
UK GAAP
Turnover:
Premium drinks	8,961	8,704	7,580	7,117	7,163
Discontinued operations(2)	479	2,578	5,241	4,753	4,632
Total turnover	9,440	11,282	12,821	11,870	11,795
Operating profit before exceptional items:(3)(4)
Premium drinks	1,976	1,766	1,430	1,285	1,240
Discontinued operations(2)	53	340	671	678	659
Total operating profit before exceptional items	2,029	2,106	2,101	1,963	1,899
Exceptional items charged to operating profit(4)	(168)	(453)	(228)	(181)	(382)
Operating profit	1,861	1,653	1,873	1,782	1,517
Other exceptional items(4)	(1,334)	758	(4)	(166)	86
Profit for the year	76	1,617	1,207	990	937
US GAAP(2)
Sales	9,153	10,760	11,868	11,015	11,579
Gains/(losses) on disposals of businesses	16	1,843	(8)	75	(35)
Net income (2003 restated(11))	434	2,554	758	798	392

Per share data	pence	pence	pence	pence	pence
UK GAAP
Dividend per share(6)	25.6	23.8	22.3	21.0	19.5
Earnings per share:
Basic	2.4	48.8	35.7	29.2	26.5
Diluted	2.4	48.7	35.7	29.1	26.4
Earnings before exceptional items per ordinary share:
Basic	49.0	43.2	41.6	37.3	33.5
Diluted	49.0	43.1	41.6	37.3	33.3
US GAAP (2003 restated(11))
Basic earnings per ordinary share	13.9	77.0	22.4	23.5	11.1
Diluted earnings per ordinary share	13.9	77.0	22.4	23.5	11.0
Basic earnings per ADS	55.6	308.0	89.6	94.0	44.4
Diluted earnings per ADS	55.6	308.0	89.6	94.0	44.0

3 Diageo	Annual Report 2003

	As at 30 June
	2003	2002	2001	2000	1999
Balance sheet data(1)	£ million	£ million	£ million	£ million	£ million
UK GAAP
Net current (liabilities)/assets(7)	(392)	(32)	226	(115)	(941)
Total assets	16,197	18,493	17,644	16,089	16,216
Net borrowings(7)	4,870	5,496	5,479	5,545	6,056
Shareholders’ equity	4,954	6,001	5,123	4,664	3,964
Called up share capital(8)	897	930	987	990	992
US GAAP
Total assets(9)	24,071	26,153	25,955	24,868	25,586
Long term obligations(7)	3,149	3,892	4,029	3,753	3,431
Shareholders’ equity (2003 restated(11))	9,344	11,316	11,880	11,802	11,690
	million	million	million	million	million
Number of ordinary shares(8)	3,100	3,215	3,411	3,422	3,428

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

11 Restatement The US GAAP selected consolidated financial information for the year ended 30 June 2003 has been restated to reflect an adjustment to deferred tax associated with minimum pension liabilities. The restatement results in a reduction in net income of £53 million, a reduction in basic and diluted earnings per share of 1.7p for the year ended 30 June 2003 and an increase in shareholders’ equity at 30 June 2003 of £118 million. The adjustment does not affect Diageo’s financial information prepared under UK GAAP or any other reported period. See note 32 of the consolidated financial statements.

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
      The US GAAP financial information for the year ended 30 June 2003 has been restated to reflect an adjustment to deferred tax associated with minimum pension liabilities. The effects of this restatement are set out in ’Discussion of US GAAP differences’ below and in note 32 to the consolidated financial statements.

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
	Year ended 30 June
	2003
	(restated)	2002	2001
	£ million	£ million	£ million
Turnover — UK GAAP	9,440	11,282	12,821
— US GAAP	9,153	10,760	11,868
Effect on net income of significant differences between UK and US GAAP:
Net income in accordance with UK GAAP	76	1,617	1,207
Adjustments to conform with US GAAP:
Brands, goodwill and other intangibles	(7)	(2)	(442)
Inventories	(46)	(58)	(74)
Pension and other post employment benefits	37	19	28
Derivative instruments in respect of General Mills shares	(4)	166	–
Other derivative instruments	(189)	(100)	(17)
Burger King impairment charges and transaction costs	707	(135)	–
Disposals of businesses	(171)	1,022	–
Other items	46	99	(70)
Deferred taxation	(15)	(74)	126
Net income in accordance with US GAAP	434	2,554	758

The US GAAP financial information for the year ended 30 June 2003 has been restated to amend Diageo’s treatment for deferred tax associated with minimum pension liabilities. The amendment results in a deferred tax charge of £53 million being reclassified from other comprehensive deficit in net income and a reversal of deferred tax of £118 million previously charged to other comprehensive deficit. The overall effect is therefore a reduction of £53 million to net income, a reduction in the comprehensive deficit of £118 million and an increase in shareholders’ equity of £118 million. The amendment does not affect operating income or cash flow under US GAAP nor does it affect Diageo’s principal financial information prepared under UK GAAP.

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
      As described in note 32 to the consolidated financial statements certain US GAAP information in respect of the year ended 30 June 2003 has been restated.

KPMG Audit Plc
Chartered Accountants,
London, England

3 September 2003, except as to note 29(iii), which is as of 26 November 2003, and except for the second paragraph of note 32 which is as of 4 February 2004.

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

32 Reconciliation to US generally accepted accounting principles

Diageo plc is a public limited company incorporated under the laws of England and Wales and the group’s financial statements are prepared in accordance with generally accepted accounting principles (GAAP) applicable in the United Kingdom. UK GAAP differs in certain significant respects from US GAAP. The differences in respect of net income and shareholders’ equity are set out below

Certain US GAAP financial information for the year ended 30 June 2003 has been restated. See ’Amendment to the US GAAP financial information’ below.

Effect on net income of differences between UK and US GAAP:
			2003 (restated)		2002		2001
	Notes		£ million		£ million		£ million
Net income in accordance with UK GAAP			76		1,617		1,207
Adjustments to conform with US GAAP:
Brands	(a	)	–		–		(230)
Goodwill and other intangibles	(a	)	(7)		(2)		(212)
Inventories	(b	)	(46)		(58)		(74)
Restructuring and integration costs	(c	)	16		82		–
Pensions and other post employment benefits	(d	)	37		19		28
Derivative instruments in respect of General Mills shares	(e	)	(4)		166		–
Other derivative instruments	(f	)	(189)		(100)		(17)
Burger King impairment charges and transaction costs	(g	)	707		(135)		–
Disposals of businesses	(g	)	(171)		1,022		–
Employee share trust arrangements	(i	)	25		(6)		(24)
Other items			5		23		(46)
Deferred taxation
— on above adjustments	(k	)	50		(49)		32
— other	(k	)	(65)		(25)		94
Net income in accordance with US GAAP			434		2,554		758
Earnings per ordinary share in accordance with US GAAP	(l	)
Basic earnings per ordinary share			13.9	p	77.0	p	22.4	p
Diluted earnings per ordinary share			13.9	p	77.0	p	22.4	p
Basic earnings per ADS			55.6	p	308.0	p	89.6	p
Diluted earnings per ADS			55.6	p	308.0	p	89.6	p

115 Diageo	Annual Report 2003

32 Reconciliation to US generally accepted accounting principles continued

Cumulative effect on shareholders' equity of differences between UK and US GAAP:
			30 June	30 June
			2003 (restated)	2002
	Notes		£ million	£ million
Shareholders’ equity in accordance with UK GAAP			4,954	6,001
Adjustments to conform with US GAAP:
Brands	(a	)	3,038	2,780
Goodwill	(a	)	3,627	4,082
Other intangibles	(a	)	40	114
Inventories	(b	)	178	224
Pensions and other post employment benefits	(d	)	(1,250)	(524)
Derivative instruments in respect of General Mills shares	(e	)	(7)	166
Other derivative instruments	(f	)	(104)	(127)
Investment in General Mills	(g	)	192	213
Disposals of businesses	(g	)	(83)	(90)
Revaluation of land and buildings	(h	)	(35)	(36)
Employee share trust arrangements	(i	)	(259)	(219)
Ordinary dividends	(j	)	482	458
Other differences in accounting principles			2	(38)
Deferred taxation
— on above adjustments	(k	)	82	52
— other	(k	)	(1,513)	(1,740)
Shareholders’ equity in accordance with US GAAP			9,344	11,316
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

Amendment to the US GAAP financial information

Certain US GAAP financial information contained in the annual report filed on Form 20-F on 26 November 2003 has been amended to adjust Diageo's US GAAP treatment for deferred tax associated with minimum pension liabilities as of and for the year ended 30 June 2003.

The amendment results in a deferred tax charge of £53 million being reclassified from other comprehensive deficit to net income and a reversal of deferred tax of £118 million previously charged to other comprehensive deficit. The overall effect is therefore a reduction of £53 million in net income, a reduction in the comprehensive deficit of £118 million and an increase in shareholders’ equity of £118 million. The amendment does not affect operating income or cash flow under US GAAP nor does it affect Diageo’s principal financial information prepared under UK GAAP.

Certain restated figures for the year ended 30 June 2003 are as follows:
	Originally reported	Adjustment	Restated
	£ million	£ million	£ million
US GAAP net income	487	(53)	434
US GAAP comprehensive deficit	(413)	118	(295)
US GAAP shareholders’ equity	9,226	118	9,344
	pence	pence	pence
US GAAP basic earnings per share	15.6	(1.7)	13.9
US GAAP diluted earnings per share	15.6	(1.7)	13.9
US GAAP basic earnings per ADS	62.4	(6.8)	55.6
US GAAP diluted earnings per ADS	62.4	(6.8)	55.6

US GAAP statements of income
Statements of income under US GAAP for the three years ended 30 June 2003 are set out below:
	2003 (restated)	2002	2001
	£ million	£ million	£ million
Sales	9,153	10,760	11,868
Cost of sales	(5,062)	(6,261)	(7,194)
Gross profit	4,091	4,499	4,674
Selling, general and administrative expenses	(2,235)	(2,433)	(2,778)
Amortisation of brands and goodwill	–	–	(435)
Integration and restructuring costs	(202)	(130)	(169)
Bass distribution rights	57	–	–
José Cuervo settlement	–	(194)	–
Derivative instruments in respect of General Mills shares	(4)	166	–
Burger King impairment charges and transaction costs	(750)	(135)	–
(Losses)/gains on disposal of fixed assets*	(40)	(22)	19
Gains/(losses) on disposals of businesses*	16	1,843	(8)
Other operating income	22	36	43
Operating income*	955	3,630	1,346
Earnings from unconsolidated affiliates (net of income taxes)	254	152	111
Interest expense	(609)	(950)	(461)
Interest income	286	418	128
Income before income taxes	886	3,250	1,124
Income taxes	(360)	(609)	(286)
Minority interest charges	(92)	(87)	(80)
Net income	434	2,554	758
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

Research and development expenditure was written off to selling, general and administrative expenses in the period in which it was incurred.

118 Diageo	Annual Report 2003 Notes to the consolidated financial statements

32 Reconciliation to US generally accepted accounting principles continued

Movements on US GAAP shareholders' equity
	2003 (restated)	2002
	£ million	£ million
Shareholders’ equity in accordance with US GAAP at beginning of the year	11,316	11,880
Net income	434	2,554
Minimum pension liabilities	(770)	(569)
Deferred tax on minimum pension liabilities	34	171
Dividends	(762)	(762)
New share capital issued	4	11
Repurchase of own shares for cancellation	(852)	(1,658)
Net change in employee share trust arrangements	(67)	(45)
Exchange adjustments	7	(266)
Shareholders’ equity in accordance with US GAAP at end of the year	9,344	11,316
Under US GAAP, cumulative exchange adjustments charged against retained surplus are separately identified. This does not result in any difference in total shareholders’ equity between UK and US GAAP.

US GAAP balance sheet
A summary consolidated balance sheet under US GAAP at 30 June 2003 is set out below.
	2003 (restated)	2002
	£ million	£ million
Total current assets	5,677	6,528
Property plant and equipment	1,935	2,505
Brands	7,280	8,118
Goodwill	3,273	3,823
Other intangible assets	85	152
Other long term assets	5,821	5,027
Total assets	24,071	26,153
Short term borrowings	3,574	3,701
Other current liabilities	3,134	3,582
Long term borrowings	3,149	3,870
Other long term liabilities	4,341	3,129
Minority interests	529	555
Shareholders’ equity	9,344	11,316
Total liabilities and shareholders’ equity	24,071	26,153

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
	2003 (restated)	2002	2001
	£ million	£ million	£ million
Net income	434	2,554	758
Exchange adjustments	7	(266)	140
Minimum pension liabilities	(770)	(569)	–
	(329)	1,719	898
Tax charge in respect of exchange adjustments	–	–	(17)
Tax credit in respect of minimum pension liabilities	34	171	–
Comprehensive (deficit)/income	(295)	1,890	881

120 Diageo	Annual Report 2003 Notes to the consolidated financial statements

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
	2003 (restated)		2002		2001
	£ million		£ million		£ million
Net income
As reported under US GAAP	434		2,554		758
Brand amortisation	–		–		230
Goodwill amortisation	–		–		226
Adjusted net income	434		2,554		1,214
Basic earnings per ordinary share
As reported under US GAAP	13.9	p	77.0	p	22.4	p
Brand amortisation	–		–		6.8	p
Goodwill amortisation	–		–		6.7	p
Adjusted basic earnings per ordinary share	13.9	p	77.0	p	35.9	p
Diluted earnings per ordinary share
As reported under US GAAP	13.9	p	77.0	p	22.4	p
Brand amortisation	–		–		6.8	p
Goodwill amortisation	–		–		6.7	p
Adjusted diluted earnings per ordinary share	13.9	p	77.0	p	35.9	p
Basic earnings per ADS
As reported under US GAAP	55.6	p	308.0	p	89.6	p
Brand amortisation	–		–		27.2	p
Goodwill amortisation	–		–		26.8	p
Adjusted basic earnings per ADS	55.6	p	308.0	p	143.6	p
Diluted earnings per ADS
As reported under US GAAP	55.6	p	308.0	p	89.6	p
Brand amortisation	–		–		27.2	p
Goodwill amortisation	–		–		26.8	p
Adjusted diluted earnings per ADS	55.6	p	308.0	p	143.6	p
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

	2003 (restated)		2002		2001
	£ million		£ million		£ million
Net income
As reported under US GAAP	434		2,554		758
Stock based compensation, net of related tax effects, included in the determination
of net income as reported	(1)		14		36
Stock based employee compensation expense, under fair value based method for all awards,
net of related tax effects	(24)		(25)		(46)
Pro forma net income	409		2,543		748
Basic earnings per ordinary share
As reported under US GAAP	13.9	p	77.0	p	22.4	p
Pro forma basic earnings per ordinary share	13.1	p	76.7	p	22.1	p
Diluted earnings per ordinary share
As reported under US GAAP	13.9	p	77.0	p	22.4	p
Pro forma diluted earnings per ordinary share	13.1	p	76.7	p	22.1	p
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

131 Diageo	Annual Report 2003

Unaudited computation of ratio of earnings to fixed charges and preferred share dividends

Under UK GAAP (unaudited)

	Year ended 30 June
	2003	2002	2001	2000	1999
	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes on income, and minority interests	654	2,336	1,722	1,451	1,467
Loss/(income) from discontinued operations before taxes on income and minority interests	1,235	(606)	(536)	(581)	(527)
Less: Share of associates income other than 50% associates	(379)	(200)	(169)	(161)	(152)
Add: Dividend income receivable from associates other than 50% associates	57	76	84	44	41
Add: Fixed charges	574	563	498	515	475
Less: Preferred share dividends payable	(35)	(38)	(37)	(37)	(36)
	2,106	2,131	1,562	1,231	1,268
Fixed charges
Interest payable	522	515	450	466	431
Add: Preferred share dividends payable	35	38	37	37	36
Add: Share of 50% associates interest payable	–	–	1	–	1
Add: One third of rental expense for continuing operations	17	10	10	12	7
	574	563	498	515	475

	ratio	ratio	ratio	ratio	ratio
Ratio	3.7	3.8	3.1	2.4	2.7

Under US GAAP (unaudited)

	Year ended 30 June
	2003 (restated)	2002	2001	2000	1999
	£ million	£ million	£ million	£ million	£ million
Earnings
Net income from continuing operations	434	2,554	758	798	392
Add: Minority interest charges	92	87	80	74	85
Add: Taxes on income from continuing operations	502	706	309	317	286
Less: Share of unconsolidated affiliates income other than 50% unconsolidated affiliates	(384)	(239)	(106)	(142)	(229)
Add: Dividend income receivable from unconsolidated affiliates other than 50% unconsolidated affiliates	57	76	84	44	41
Add: Fixed charges	672	1,029	545	552	499
Less: Preferred share dividends payable	(35)	(38)	(37)	(37)	(36)
	1,338	4,175	1,633	1,606	1,038
Fixed charges
Interest payable	609	950	461	469	433
Add: Preferred share dividends payable	35	38	37	37	36
Add: Share of 50% unconsolidated affiliates interest payable	1	1	2	2	1
Add: One third of rental expense for continuing operations	27	40	45	44	29
	672	1,029	545	552	499

	ratio	ratio	ratio	ratio	ratio
Ratio	2.0	4.1	3.0	2.9	2.1

As described in note 32 of the consolidated financial statements US GAAP net income from continuing operations and taxes on income from continuing operations have been reduced and increased by £53 million, respectively.

142 Diageo	Annual Report 2003

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)
/s/ NC ROSE

NC Rose
Chief Financial Officer
4 February 2004

143 Diageo	Annual Report 2003

Exhibits

1.1	Memorandum and Articles of Association of Diageo plc (incorporated by reference to Diageo plc’s Form 6-K filed on 15 November 2002)

2.1	Indenture, among Diageo Capital plc, Diageo plc and Citibank N.A., dated as of 3 August 1998 (incorporated by reference to Exhibit 4.1 to Diageo plc’s Registration Statement on Form F-3 (File No. 333-8874))

2.2	Indenture, among Diageo Investment Corporation, Diageo plc and Citibank N.A., dated as of 1 June 1999 (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))

2.3	Indenture, among Diageo Finance B.V., Diageo plc and Citibank N.A., dated as of 8 December 2003 (incorporated by reference to Exhibit 1 to Diageo plc’s Form 6-K filed on 9 December 2003)

4.1	Amended and Restated Stock Purchase Agreement among Gramet Holdings Corp., Diageo plc and Delaware Champion Acquisition Corporation, dated as of 13 December 2002 (incorporated by reference to Diageo plc’s Form 6-K filed on 10 January 2003)

4.2	First Amendment to Agreement and Plan of Merger, dated 12 April 2001 by and among General Mills, Inc., General Mills North American Businesses, Inc., Diageo plc and The Pillsbury Company (incorporated by reference to Exhibit 4.1 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))

4.3	Second Amendment to Agreement and Plan of Merger, dated as of 31 October 2001 by and among General Mills, Inc., General Mills North American Businesses, Inc., Diageo plc and The Pillsbury Company (incorporated by reference to Exhibit 4.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))

4.4	Stockholders Agreement, dated 31 October 2001 by and among General Mills, Inc., Gramet Holdings Corporation and Diageo plc (incorporated by reference to Exhibit 4.3 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))

4.5	Stock and Asset Purchase Agreement among Vivendi Universal S.A., Pernod Ricard S.A. and Diageo plc, dated as of 19 December 2000 (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-4 (No. 333-55000) filed by Vivendi Universal) (incorporated by reference to Exhibit 4.4 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))

4.6	SOFIA: an agreement relating to the termination of the Framework and Implementation Agreement between Diageo plc and Pernod Ricard S.A., dated 21 December 2002 (incorporated by reference to Exhibit 4.6 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))

4.7	Service Agreement, among Diageo plc and Paul Walsh, dated 7 October 1999 (incorporated by reference to Exhibit 4.6 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))

4.8	Service Agreement, among Diageo plc and Nicholas Rose, dated 1 October 2000 (incorporated by reference to Exhibit 4.7 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))

4.9	Letter Agreement, among Diageo plc and Lord Blyth of Rowington, dated 7 October 1999 (incorporated by reference to Exhibit 4.8 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))

4.10	Letter of Agreement, among Diageo plc and Lord Blyth of Rowington, dated 7 March 2002 (incorporated by reference to Exhibit 4.10 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))

4.11	Letter of Agreement, among Diageo plc and Lord Blyth of Rowington, dated 10 September 2003 (incorporated by reference to Exhibit 4.11 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))

4.12	Form of Service Agreement for Diageo plc’s executives in the United Kingdom (incorporated by reference to Exhibit 4.12 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))

4.13	Form of Service Agreement for Diageo plc’s executives in the United States (incorporated by reference to Exhibit 4.13 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))

4.14	The Diageo plc Senior Executive Share Option Plan (incorporated by reference to Exhibit 99.1 to Diageo plc’s Registration Statement on Form S-8 (File No. 333-11462))

4.15	The Diageo plc Executive Share Option Plan Rules (incorporated by reference to Exhibit 99.1 to Diageo plc’s Registration Statement on Form S-8 (File No. 333-11460))

4.16	The Diageo plc Associated Companies Share Option Plan (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))

4.17	Diageo plc Long Term Incentive Plan Rules (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))

4.18	The Diageo plc Share Incentive Plan (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))

8.1	Principal group companies (incorporated by reference to Exhibit 8.1 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))

12.1	Certification of Paul S. Walsh filed pursuant to 17 CFR 240.13a-14(a)

12.2	Certification of Nicholas C. Rose filed pursuant to 17 CFR 240.13a-14(a)

13.1	Certification of Paul S. Walsh furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C./1350(a) and (b)

13.2	Certification of Nicholas C. Rose furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C./1350 (a) and (b)

14.1	Consent of independent auditor

144 Diageo	Annual Report 2003

Cross reference to Form 20-F/A

The information in this document that is referenced in the following table and the cautionary statement concerning forward-looking statements on page 18 is included in Diageo’s 2003 Form 20-F and is filed with the Securities and Exchange Commission (SEC).

* This Item has been amended in this Form 20-F/A as stated in the Explanatory Note.

Item	Required item in 20-F	Page

Part I

1.	Identity of directors, senior management and advisers
	Not applicable

2.	Offer statistics and expected timetable
	Not applicable

*3.	Key information
	Five year information	2-6
	Risk factors	15-17

4.	Information on the company
	Business description	7-15
	Principal group companies	130

*5.	Operating and financial review and prospects
	Operating and financial review	19-43
	Trend information	43
	Liquidity and capital resources	44-46
	Contractual obligations	46
	Off-balance sheet arrangements	47
	Critical UK GAAP accounting policies	49
	New accounting standards	49-50
	Discussion of US GAAP differences	50-51

6.	Directors, senior management and employees
	Directors and senior management	52-54
	Directors’ remuneration report	55-62
	Corporate governance report— Board of directors	63
	Audit committee	64
	Remuneration committee	65
	Directors’ report—Directors	68
	Note 5 Employees	83

7.	Major shareholders and related party transactions
	Directors’ remuneration report— Note 12 Additional information	61-62
	Related party transactions	134
	Major shareholders	134

8.	Financial information
	Five year information—Note 6 Dividends	5
	Directors’ report—Dividends	68
	Independent auditor’s report	69
	Consolidated financial statements	70-74
	Accounting policies	75-76
	Notes to the consolidated financial statements	77-126
	Principal group companies	130
	Legal proceedings	132

Item	Required item in 20-F	Page

9.	The offer and listing
	Trading market for shares	134-135

10.	Additional information
	Material contracts	132-133
	Share capital	134
	Memorandum and articles of association	136-138
	Exchange controls	138
	Documents on display	138
	Taxation	139-141

11.	Quantitative and qualitative disclosures about market risk
	Risk management	47-48
	Sensitivity analysis	48

12.	Description of securities other than equity securities
	Not applicable

Part II

13.	Defaults, dividend arrearages and delinquencies
	Not applicable

14.	Material modifications to the rights of security holders and use of proceeds
	Not applicable

15.	Controls and procedures
	Filing assurance committee	66

16.	[Reserved]

17.	Financial statements
	Not applicable

Part III

*18.	Financial statements
	Independent auditor’s report	69
	Consolidated financial statements	70-74
	Accounting policies	75-76
	Notes to the consolidated financial statements	77-126
	Principal group companies	130
	Unaudited computation of ratio of earnings to fixed charges and preferred share dividends	131
	Glossary of terms and US equivalents	145

*19.	Exhibits	143

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