Form 20-F
period 2004-06-30
DIAGEO PLC
filed 2004-09-21
CIK 835403

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	30 June 2004

Commission file number:	1-10691

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 3,057,472,410 ordinary shares of 28 101/108 pence each.

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

Item 17 [•]  Item 18 [X]

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 30 June 2004 of Diageo plc (the 2004 Form 20-F). Reference is made to the cross reference to Form 20-F table on page 165 hereof (the Form 20-F Cross reference table). Only (i) the information in this document that is referenced in the Form 20-F Cross reference table, (ii) the cautionary statement concerning forward-looking statements on page 19 and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statements on Form F-3 (File Nos. 333-10410 and 333-14100) and Registration Statements on Form S-8 (File Nos. 333-08090, 333-08092 and 333-08092 amendment, 333-08094, 333-08096 and 333-08096 amendment, 333-08098, 333-08100, 333-08102, 333-08104, 333-08106, 333-09770, 333-11460 and 333-11462), and any other documents, including documents filed by Diageo plc pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2004 Form 20-F. Any information herein which is not referenced in the Form 20-F Cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference.

Contents

Business description
7	Overview
7	Strategy
7	Premium drinks
15	Other businesses
16	Discontinued operations
16	Recent developments
16	Risk factors
19	Cautionary statement concerning forward-looking statements

Operating and financial review
20	Introduction
21	Operating results — 2004 compared with 2003
35	Operating results — 2003 compared with 2002
48	Trend information
48	Liquidity and capital resources
51	Contractual obligations
52	Off-balance sheet arrangements
52	Risk management
53	Sensitivity analysis
54	Critical UK GAAP accounting policies
55	New accounting standards
57	Conversion to International Financial Reporting Standards
57	Discussion of US GAAP differences

60	Directors and senior management
63	Directors’ remuneration report
74	Corporate governance report
80	Directors’ report

Consolidated financial statements
82	Report of independent registered public accounting firm
83	Consolidated profit and loss account
85	Consolidated balance sheet
86	Consolidated cash flow statement
86	Movements in net borrowings
87	Consolidated statement of total recognised gains and losses
87	Note of consolidated historical cost profits and losses
88	Accounting policies
90	Notes to the consolidated financial statements
148	Company balance sheet
149	Notes to the company balance sheet
151	Principal group companies
152	Unaudited computation of ratio of earnings to fixed charges and preferred share dividends

Additional information for shareholders
153	Legal proceedings
153	Material contracts
154	Related party transactions
155	Share capital
157	Memorandum and articles of association
159	Exchange controls
159	Documents on display
160	Taxation
163	Signature
164	Exhibits
165	Cross reference to Form 20-F

166	Glossary of terms and US equivalents
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 14.1

This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2004.

This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. For more details, please refer to the cautionary statement concerning forward-looking statements on page 19.

The market data contained in this document is taken from independent industry sources in the markets in which Diageo operates.

This report includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns or which others own and licence to Diageo for use. In this report, the term ‘ company’ refers to Diageo plc and the terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries, except as the context otherwise requires. A glossary of terms used in this report is included at the end of the document.

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

2 Diageo Annual Report 2004

Five year information

The following table presents selected consolidated financial data for Diageo for the five years ended 30 June 2004 and as at the respective year ends. The UK GAAP data for the five years ended 30 June 2004 and the US GAAP data for the four years ended 30 June 2004 have been derived from Diageo’s audited consolidated financial statements. The US GAAP data for the year ended 30 June 2000 has been extracted from Diageo’s US GAAP audited consolidated financial statements. The UK GAAP data for the two years ended 30 June 2003 have been restated following the adoption of FRS 17, UITF 38 and application note (G) to FRS 5 — Reporting the substance of transactions. In addition, the UK GAAP data for the two years ended 30 June 2001 have been restated following the adoption of UITF 38 and application note (G) to FRS 5 — Reporting the substance of transactions.

	Year ended 30 June
		2003	2002	2001	2000
	2004	(restated)	(restated)	(restated)	(restated)
Profit and loss account data(1)	£ million	£ million	£ million	£ million	£ million

UK GAAP

Turnover:

Premium drinks	8,891	8,802	8,539	7,498	7,041

Discontinued operations(2)	–	479	2,361	4,609	4,230

Total turnover	8,891	9,281	10,900	12,107	11,271

Operating profit before exceptional items:(3)(4)

Premium drinks	1,911	1,902	1,670	1,432	1,280

Discontinued operations(2)	–	53	330	673	677

Total operating profit before exceptional items	1,911	1,955	2,000	2,105	1,957

Exceptional items charged to operating profit(4)	(40)	(168)	(470)	(228)	(181)

Operating profit	1,871	1,787	1,530	1,877	1,776

Other exceptional items(4)	(58)	(1,318)	750	(4)	(166)

Profit for the year	1,392	50	1,589	1,210	985

US GAAP(2)

Sales	8,777	9,153	10,760	11,868	11,015

Gains/(losses) on disposals of businesses	97	16	1,843	(8)	75

Net income(5)	1,700	434	2,554	758	798

Per share data	pence	pence	pence	pence	pence

UK GAAP

Dividend per share(6)	27.6	25.6	23.8	22.3	21.0

Earnings per share:

Basic	45.9	1.6	47.9	35.8	29.0

Diluted	45.9	1.6	47.9	35.8	29.0

Earnings before exceptional items per ordinary share:

Basic	48.2	47.7	43.1	41.7	37.2

Diluted	48.2	47.7	43.1	41.7	37.1

US GAAP

Basic earnings per ordinary share	56.1	13.9	77.0	22.4	23.5

Diluted earnings per ordinary share	56.1	13.9	77.0	22.4	23.5

Basic earnings per ADS	224.4	55.6	308.0	89.6	94.0

Diluted earnings per ADS	224.4	55.6	308.0	89.6	94.0

3 Diageo Annual Report 2004	Five year information

	As at 30 June
		2003	2002	2001	2000
	2004	(restated)	(restated)	(restated)	(restated)
Balance sheet data(1)	£ million	£ million	£ million	£ million	£ million

UK GAAP

Net current assets/(liabilities)(7)	44	(1,023)	(686)	(512)	(119)

Total assets	14,090	15,188	17,545	16,737	15,943

Net borrowings(7)	4,144	4,870	5,496	5,479	5,545

Shareholders’ funds	3,692	2,801	5,029	5,328	4,518

Called up share capital(8)	885	897	930	987	990

US GAAP

Total assets(9)	23,071	24,071	26,153	25,955	24,868

Long term obligations(7)	3,381	3,149	3,892	4,029	3,753

Shareholders’equity	10,287	9,344	11,316	11,880	11,802

	million	million	million	million	million

Number of ordinary shares(8)	3,057	3,100	3,215	3,411	3,422

Notes to the selected consolidated financial data

1 New UK GAAP accounting policiesThe group has adopted the reporting requirements of FRS 17 — Retirement benefits in its primary financial statements from 1 July 2003. The group also complies from 1 July 2003 with the following requirements issued by the UK’s Accounting Standards Board:UITF abstract 38 — Accounting for ESOP trusts and the amendment to FRS 5 — Reporting the substance of transactions.

     The UK GAAP financial information for the two years ended 30 June 2003 and the appropriate year ends have been restated following the adoption of FRS 17, UITF 38 and the amendment to FRS 5. The UK GAAP financial information for the two years ended 30 June 2001 has been restated following the adoption of UITF 38 and the amendment to FRS 5. The two years ended 30 June 2001 have not been restated for FRS 17 as the information is not readily available without unreasonable effort or expense.

FRS 17 — Retirement benefits This standard replaces the use of the actuarial values for assessing pension costs in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, the expected return on assets and the interest on the liabilities. Differences between expected and actual returns on assets, and the impact on the liabilities of changes in the assumptions, are reflected in the statement of total recognised gains and losses.

     The adoption of FRS 17 has decreased the reported operating profit before exceptional items for the year ended 30 June 2003 by £88 million (year ended 30 June 2002 — £111 million). This charge has been offset by a decrease in exceptional charges of £14 million (year ended 30 June 2002 — decrease in exceptional income of £25 million) and an increase in other finance income of £36 million (year ended 30 June 2002 — £104 million), giving a net decrease in the profit for the year of £38 million (year ended 30 June 2002 — £32 million). In addition, the adoption of the standard has reduced shareholders’ funds at 30 June 2003 by £1,865 million (30 June 2002 — reduced by £728 million; 30 June 2001 — increased by £384 million).

UITF abstract 38 — Accounting for ESOP trusts This abstract changes the presentation of an entity’s own shares held in an employee share trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders’ funds. It also has consequential changes to UITF 17 requiring that the expense to the profit and loss account should be the difference between the fair value of the shares at the date of award and the amount that an employee is required to pay for the shares (i.e. the ‘intrinsic value’of the award).

     The impact of the adoption of UITF 38 in the year ended 30 June 2003 has been to increase operating profit before exceptional items by £14 million (year ended 30 June 2002 — £5 million; year ended 30 June 2001 — £4 million; year ended 30 June 2000 — decrease of £6 million) and increase the tax charge by £4 million (year ended 30 June 2002 — £1 million; year ended 30 June 2001 — £1 million; year ended 30 June 2000 — credit of £1 million). In addition, in the year ended 30 June 2003 exceptional charges were reduced by £2 million, giving a net increase in the profit for the year of £12 million (year ended 30 June 2002 — £4 million;year ended 30 June 2001 — £3 million; year ended 30 June 2000 — decrease of £5 million). The reclassification of shares acquired by the share trust (own shares) from fixed asset investments and debtors to equity has reduced shareholders’ funds by £288 million at 30 June 2003 (30 June 2002 — £244 million; 30 June 2001 — £179 million; 30 June 2000 — £146 million).

4 Diageo Annual Report 2004	Five year information

FRS 5 — Reporting the substance of transactions The amendment to the standard added a new application note (G) on revenue recognition. This requires that revenue should be stated at fair value of the right to consideration. Diageo incurs certain promotional expenditure, where permitted under local law (for example, slotting fees, whereby fees are paid to retailers for prominence of display, listing or agreement not to delist Diageo’s products) that are not wholly independent of the invoiced product price. Such expenditure is now deducted from turnover. The change, which has no impact on operating profit, reduced turnover and operating costs by £159 million in the year ended 30 June 2003 (2002 — £382 million including £217 million in respect of discontinued operations; 2001 — £714 million including £632 million in respect of discontinued operations; 2000 — £599 million including £523 million in respect of discontinued operations).

2 Discontinued operations Included within UK GAAP discontinued operations are the quick service restaurants business (Burger King — sold 13 December 2002) and the packaged food businesses (Pillsbury — sold 31 October 2001). The quick service restaurants and packaged food businesses have been included in continuing operations under US GAAP. There are no discontinued operations under US GAAP.

3 Brands and goodwill An analysis of goodwill amortisation charged to UK GAAP operating profit is as follows:
	Year ended 30 June
	2004	2003	2002	2001	2000
	£ million	£ million	£ million	£ million	£ million

Premium drinks	(2)	(2)	(2)	(2)	(1)

Discontinued operations	–	(2)	(10)	(24)	(16)

	(2)	(4)	(12)	(26)	(17)

4 Exceptional items An analysis of exceptional items before taxation under UK GAAP is as follows:
	Year ended 30 June
		2003	2002
	2004	(restated)	(restated)	2001	2000
	£ million	£ million	£ million	£ million	£ million

Exceptional items (charged)/credited to operating profit

Premium drinks:

Seagram integration costs	(40)	(177)	(164)	–	–

Guinness/UDV integration costs	–	(48)	(48)	(74)	–

Other integration and restructuring costs	–	–	(17)	(79)	(83)

Bass distribution rights	–	57	–	–	–

José Cuervo settlement	–	–	(220)	–	–

	(40)	(168)	(449)	(153)	(83)

Discontinued operations	–	–	(21)	(75)	(98)

	(40)	(168)	(470)	(228)	(181)

Other exceptional items

Share of associates’ exceptional items	(13)	(21)	(41)	–	(3)

(Losses)/gains on disposal of fixed assets	(35)	(43)	(22)	19	5

(Losses)/gains on disposal and termination of businesses	(10)	(1,254)	813	(23)	(168)

	(58)	(1,318)	750	(4)	(166)

Exceptional items under UK GAAP do not represent extraordinary items under US GAAP.

5 Diageo Annual Report 2004	Five year information

5 Unusual items An analysis of unusual (charges)/income, excluding gains/(losses) on disposal of businesses and (losses)/gains on disposal of fixed assets, included in, and affecting the comparability of, operating income and net income under US GAAP, is as follows:
	Year ended 30 June
	2004	2003	2002	2001	2000
	£ million	£ million	£ million	£ million	£ million

Seagram integration costs	(40)	(154)	(82)	–	–

Other integration and restructuring costs	–	(48)	(48)	(169)	(115)

Bass distribution rights	–	57	–	–	–

José Cuervo settlement	–	–	(194)	–	–

Derivative instruments in respect of General Mills shares	28	(4)	166	–	–

Burger King impairment charges and transaction costs	(38)	(750)	(135)	–	–

	(50)	(899)	(293)	(169)	(115)

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

		Year ended 30 June
		2004	2003	2002	2001	2000
		pence	pence	pence	pence	pence

Per ordinary share	Interim	10.6	9.9	9.3	8.9	8.4

	Final	17.0	15.7	14.5	13.4	12.6

	Total	27.6	25.6	23.8	22.3	21.0

		$	$	$	$	$

Per ADS	Interim	0.77	0.61	0.54	0.51	0.53

	Final	1.24	1.06	0.90	0.78	0.72

	Total	2.01	1.67	1.44	1.29	1.25

Note: The final dividend for the year ended 30 June 2004 will be paid on 25 October 2004. Payment to US ADR holders will be made on 29 October 2004. In the table above, an exchange rate of £1 = $1.82 has been assumed. The exact amount of the payment to US ADR holders will be determined by the rate of exchange on 25 October 2004.

7 Definitions Net current assets/(liabilities) are defined as current assets less current liabilities. Net borrowings are defined as total borrowings (i.e. short term borrowings and long term borrowings plus finance lease obligations) less cash at bank and liquid resources, interest rate and foreign currency swaps and current asset investments. Long term obligations are defined as long term borrowings and capital lease obligations which fall due after more than one year.

8 Share capital The called up share capital represents the par value of ordinary shares of 28 101/108 pence in issue. The number of ordinary shares represents the number of shares in issue and fully paid up at the balance sheet date. Of these, 43 million (2003 — 45 million; 2002 — 39 million; 2001 — 35 million; 2000 — 30 million) are held in employee share trusts and are deducted in arriving at shareholders’ funds. During the year ended 30 June 2004 the group repurchased for cancellation 43 million ordinary shares at a cost of £306 million (2003 — 116 million ordinary shares, cost of £852 million; 2002 — 198 million ordinary shares, cost of £1,658 million; 2001 — 18 million ordinary shares, cost of £108 million; 2000 — 10 million ordinary shares, cost of £54 million).

6 Diageo Annual Report 2004	Five year information

9 Burger King Under UK GAAP, the sale of Burger King was accounted for as a disposal and the results prior to disposal are presented within discontinued operations. Under US GAAP, the transaction is not accounted for as a disposal due to the size of the investment made by the buyer and Diageo’s continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance. Under US GAAP, the results of Burger King prior to 13 December 2002 (the completion date) are presented as continuing operations in the income statement and, on the completion of the transaction, a charge for impairment has been recognised rather than a loss on disposal. Following the completion date, Diageo does not recognise profits of Burger King in its income statement but will, generally, reflect losses as an impairment charge against the assets retained on the balance sheet. In the US GAAP balance sheet, the total assets and total liabilities of Burger King at 30 June 2004 (including consideration deferred under US GAAP) classified within ‘other long term assets’and ‘other long term liabilities’ were each £1.2 billion (2003 — £1.3 billion). The transaction will be accounted for as a disposal when the uncertainties related to the guarantee provided in respect of the acquisition finance have been substantially resolved and/or the buyer’s cumulative investment meets or exceeds minimum levels.

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

	Year ended 30 June
	2004	2003	2002	2001	2000
	$	$	$	$	$

Period end	1.81	1.65	1.52	1.41	1.51

Average rate (a)	1.75	1.59	1.45	1.45	1.59

(a) The average of the noon buying rates on the last business day of each month during the year. These rates have been provided for your convenience. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the consolidated financial statements. See note 2 (i)(c) to the consolidated financial statements for the actual rates used.

The following table shows period end and average US dollar/pound sterling noon buying exchange rates by month, for the period to 31 August 2004, expressed in US dollars per £1.

	2004
	August	July	June	May	April	March
	$	$	$	$	$	$

Period end	1.80	1.82	1.81	1.83	1.77	1.84

Average rate	1.82	1.84	1.83	1.79	1.80	1.83

The average exchange rate for the period 1 to 16 September 2004 was £1 = $1.79; and the noon buying rate on 16 September 2004 was £1 = $1.79.

7 Diageo Annual Report 2004

Business description

Overview

Diageo is one of the world’s leading beverage alcohol businesses with a portfolio of international brands. Diageo was the eleventh largest publicly quoted company in the United Kingdom in terms of market capitalisation on 10 September 2004, with a market capitalisation of approximately £21.5 billion.

     Diageo was formed by the merger of Grand Metropolitan Public Limited Company and Guinness PLC that became effective on 17 December 1997. As a result of the merger, Grand Metropolitan Public Limited Company became a wholly owned subsidiary of Guinness PLC, and Guinness PLC was renamed Diageo plc. Diageo plc is incorporated as a public limited company in England and Wales. Diageo plc’s principal executive office is located at 8 Henrietta Place, London W1G 0NB and its telephone number is +44 (0) 20 7927 5200.
     Diageo is a major participant in the branded beverage alcohol industry and operates on an international scale. It brings together world-class brands and a management team committed to the maximisation of shareholder value. The management team expects to invest in global brands, expand internationally and launch innovative new products and brands.
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

Strategy

In December 2002 Diageo completed its strategic transition to a focused premium drinks company. Since announcing the planned realignment of its business focus in 2000, Diageo has exited the food business, selling Pillsbury to General Mills in October 2001 and divesting of Burger King in December 2002. Over the same period, it enhanced its premium drinks business with the purchase of parts of the Seagram spirits and wine businesses in December 2001. The completion of these transactions and the integration of the Seagram brands has strongly enhanced Diageo’s position in the premium drinks industry, and furthered its strategic objectives of building focus in its core business.

     Diageo’s brand portfolio is essential to its strategy. The company owns eight of the top 20 brands in the top 100 premium distilled spirits brands worldwide as defined by Impact, a publication which compiles volume statistics for the international drinks industry. The international nature of these brands enables Diageo to operate as a global business, with local sensitivity in its markets, while remaining focused on its target of being the number one premium drinks player in every market.
     Diageo’s position in premium drinks enables the company to attract and develop talented people with the capabilities to achieve Diageo’s performance goals. Key to this success is promoting diversity and ensuring Diageo is regarded as the best place to work.
     Diageo’s strategy is executed at three levels, market participation, product offering, and business effectiveness. The common themes which run through each of these levels serve as crucial drivers of Diageo’s current and future success.

Market participation Diageo targets its geographical priorities in terms of major, key and venture markets. The major markets are amongst the biggest premium drinks markets in the world. They account for the majority of Diageo’s operating profit, and serve as the primary drivers for Diageo’s business. Key markets are those where Diageo has a high relative market share and they further enhance growth, while the innovative and entrepreneurial venture markets support the long term reach of Diageo’s business.

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
     Diageo has completed a number of acquisitions and disposals consistent with its strategy of focusing on its premium drinks business. Between the merger in December 1997 and 30 June 2004 the group has received approximately £8.5 billion from disposals (including £4.3 billion from the sale of Pillsbury and £0.6 billion from the sale of Burger King) and spent approximately £4.4 billion on acquisitions. On 21 December 2001, Diageo and Pernod Ricard S.A. (Pernod Ricard) completed the acquisition of the spirits and wine businesses of The Seagram Company Ltd (Seagram) from Vivendi Universal SA (Vivendi) for $8.15 billion (£5.62 billion) in cash subject to certain debt, working capital and other adjustments. Diageo’s share of the purchase price after adjustment was £3.7 billion.

Premium drinks

Diageo is engaged in a broad range of activities within the beverage alcohol industry. Its operations include producing, distilling, brewing, bottling, packaging, distributing, developing and marketing a range of brands in approximately 180 territories around the world. Diageo markets a wide range of recognised beverage alcohol brands including a number of the world’s leading spirits and beer brands. The brand ranking information below, when comparing volume information with competitors, has been sourced from data published during 2004 by Impact. Market data information is taken from industry sources in the markets in which Diageo operates. Sixteen of the group’s owned brands were among the top 100 premium distilled spirits brands worldwide, as ranked by Impact, in calendar year 2003.

     References to ready to drink products below include flavored malt beverages. Ready to drink products are sold throughout the world, but flavored malt beverages are currently only sold in the United States and certain markets supplied by the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin and Smirnoff Caesar Classic.
References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States.

8 Diageo Annual Report 2004	Business description

In the year ended 30 June 2004, Diageo sold 98.2 million equivalent units of spirits (including ready to drink), 2.5 million equivalent units of wine and 21.4 million equivalent units of beer. In the year ended 30 June 2004, ready to drink products contributed 7.2 million equivalent units of total premium drinks volume of which Smirnoff Ice accounted for 5.2 million equivalent units. Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five and ready to drink in nine litre cases divide by 10.

     The premium drinks portfolio comprises brands owned by the company as a principal, and brands the company holds under agency agreements. The portfolio includes:

Global priority brands
Smirnoff vodka and Smirnoff ready to drink products
Johnnie Walker Scotch whiskies
Guinness stout
Baileys Original Irish Cream liqueur
JεB Scotch whisky
Captain Morgan rum
José Cuervo tequila (agency brand in North America and many European and international markets)
Tanqueray gin

Other spirits brands include:	Wine brands include:	Other beer brands include:
Crown Royal Canadian whisky	Beaulieu Vineyard wine	Harp Irish lager
Buchanan’s De Luxe whisky	Sterling Vineyards wine	Smithwick’s ale
Gordon’s gin and vodka	Blossom Hill wine	Malta non-alcoholic malt
Windsor Premier whisky	Piat D’Or wine	Red Stripe lager
Bell’s Extra Special whisky
Dimple/Pinch whisky
Seagram’s 7 Crown American whiskey
Old Parr whisky
Seagram’s VO Canadian whisky
Bundaberg rum

Diageo’s agency agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurances that Diageo will be able to prevent termination of distribution rights or rights to manufacture under licence, or renegotiate distribution rights or rights to manufacture under licence on favourable terms when they expire. See ‘Acquisitions and disposals/termination of businesses and distribution rights’ for information in respect of José Cuervo and Bass Ale in the United States and Brown-Forman brands in the United Kingdom. Diageo’s principal agency brand is José Cuervo in North America and many European and international markets.

     Diageo also brews and sells other companies’ beer brands under licence, including Budweiser and Carlsberg lagers in Ireland, Heineken lager in Jamaica and Tiger beer in Malaysia.

Global priority brands Diageo has eight global priority brands that it markets worldwide. Diageo considers these brands to have the greatest current and future earnings potential. Each global priority brand is marketed consistently around the world, and therefore can achieve scale benefits. The group manages and invests in these brands on a global basis. In the year ended 30 June 2004, global priority brands contributed 59% of premium drinks total volume and achieved turnover of £5,148 million.

     Figures for global priority brands include related ready to drink products, unless otherwise indicated.
     Smirnoff is Diageo’s highest volume brand and achieved sales of 24.2 million equivalent units in the year ended 30 June 2004. Smirnoff is ranked, by volume, as the number one premium vodka and the number two premium spirit brand in the world.
     Johnnie Walker Scotch whiskies comprise Johnnie Walker Red Label, Johnnie Walker Black Label and several other brand variants. During the year ended 30 June 2004, Johnnie Walker Red Label sold 7.5 million equivalent units and was ranked, by volume, as the number one premium Scotch whisky and the number four premium spirit brand in the world. Johnnie Walker Black Label sold 3.8 million equivalent units and the remaining variants sold 0.4 million equivalent units in the year ended 30 June 2004.
     Guinness is the group’s only global priority beer brand, and for the year ended 30 June 2004 achieved volume of 11.6 million equivalent units.
     Baileys, ranked the number one liqueur in the world, sold 6.6 million equivalent units in the year ended 30 June 2004.
     Captain Morgan is ranked as the number two premium rum brand in the world and contributed 6.0 million equivalent units in the year ended 30 June 2004.
     Other global priority brands were also ranked, by volume, among the leading premium distilled spirits brands by Impact. These include: JεB Scotch whisky (comprising JεB Rare, JεB Select, JεB Reserve and JεB Jet), ranked the number two premium Scotch whisky in the world; José Cuervo, ranked the number one premium tequila in the world; and Tanqueray, ranked the number four premium gin brand in the world. During the year ended 30 June 2004, JεB, José Cuervo and Tanqueray sold 6.0 million, 4.2 million and 2.0 million equivalent units, respectively.

9 Diageo Annual Report 2004	Business description

Other brands Diageo manages its other brands by category, analysing them between local priority brands and category brands.

     Local priority brands represent the brands, apart from the global priority brands, that make the greatest contribution to operating profit in an individual country, rather than worldwide. Diageo has identified 30 local priority brands. Diageo manages and invests in these brands on a market by market basis and, unlike the global priority brands, may not have a consistent marketing strategy around the world for such brands. For the year ended 30 June 2004, local priority brands contributed volume of 22.7 million equivalent units, representing 19% of premium drinks total volume (in nine litre equivalent units), and turnover of £1,887 million. Examples of local priority brands include Crown Royal Canadian whisky in North America, Windsor Premier whisky in South Korea, Seagram’s VO whisky and Seagram’s 7 Crown whiskey in North America, Cacique rum in Spain, Gordon’s gin in Great Britain, Bundaberg rum in Australia, Bell’s whisky in Great Britain, Smithwick’s ale in Ireland, Budweiser and Carlsberg lagers in Ireland and Sterling Vineyards wines in North America.
     The remaining brands are grouped under category brands. Other spirits achieved volume of 20.9 million equivalent units and contributed £1,176 million to Diageo’s turnover in the year ended 30 June 2004. Examples of category brands are Gordon’s gin (all markets except Great Britain and North America in which it is reported as a local priority brand), Gordon’s vodka, The Classic Malt whiskies and White Horse whisky.
     In the year ended 30 June 2004, Diageo sold 4.1 million equivalent units of other beers, achieving turnover of £386 million. Approximately 65% of other beer volume was attributable to owned brands, such as Harp Irish lager (all markets except Ireland), Kilkenny Irish beer, Malta non-alcoholic stout (all markets except Africa) and Smithwick’s ale (all markets except Ireland). The remainder was attributable to beers brewed and/or sold under licence, Tiger beer in Malaysia and Heineken lager in Jamaica.
     In addition, Diageo produces and markets a wide selection of wines. These include well known labels Sterling Vineyards and Beaulieu Vineyard in the United States, Blossom Hill in the United Kingdom, and Barton & Guestier and Piat D’Or in Europe. For the year ended 30 June 2004, other wine volume was 2.1 million equivalent units, contributing turnover of £294 million.

Production Diageo owns production facilities including maltings, distilleries, breweries, packaging plants, maturation warehouses, cooperages, vineyards and distribution warehouses. Production also occurs at plants owned and operated by third parties and joint ventures at a number of locations internationally.

Approximately 75% of total production (including third party production) is undertaken in five Diageo production areas, namely the United Kingdom, Baileys, Guinness, Santa Vittoria and North America centres. The majority of these production centres have several production facilities. The locations, principal activities, products, production capacity and production volume in 2004 of these principal production centres are set out in the following table:
				Production
			Production	volume in
			capacity*	2004*
Production centre	Location	Principal products	million	million

United Kingdom	United Kingdom	Scotch whisky, gin, vodka, rum, ready to drink	58	38

Baileys	Ireland	Irish cream liqueur, vodka	12	8

Guinness	Ireland, United Kingdom	Beers, ready to drink	13	10

Santa Vittoria	Italy	Vodka, wine, rum, ready to drink	8	5

North America	United States, Canada	Vodka, gin, tequila, rum, Canadian whisky, American whiskey, flavored malt beverages, wine, ready to drink	75	34

*In equivalent units.

Diageo is currently completing the restructuring of its production operations in Canada to reduce excess capacity following the acquisition of the Seagram spirits and wine businesses, and the associated enforced sale of the Malibu brand. The facility in LaSalle, Quebec (capacity of 10 million equivalent units) is planned to close in the first half of year ending 30 June 2005.

     Spirits are produced in distilleries located worldwide. The principal owned distilleries are 29 whisky distilleries in Scotland, a whisky distillery in Canada and gin distilleries in the United Kingdom and the United States. Diageo produces Smirnoff vodka internationally, Popov vodka and Gordon’s vodka in the United States and Baileys in the Republic of Ireland and Northern Ireland. Rum is blended and bottled in the United States, Canada, Italy and the United Kingdom and is distilled, blended and bottled in Australia and Venezuela. All of Diageo’s maturing Scotch whisky is located in warehouses in Scotland.
     Diageo’s principal wineries are in the United States, France and Argentina. Wines are sold both in their local markets and overseas.
     Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, South Africa, Australia, the United States and Canada.

10 Diageo Annual Report 2004	Business description

Diageo’s principal brewing facilities are at the St James’s Gate brewery in Dublin and in Kilkenny, Waterford and Dundalk in the Republic of Ireland, Park Royal in London, England and in Nigeria, Kenya, Malaysia, Jamaica and Cameroon. Ireland is the main export centre for the Guinness brand. In other countries, Guinness is brewed under licence arrangements. Guinness Draught in cans and bottles, which uses an in-container system to replicate the taste of Guinness Draught, is packaged at Runcorn and Belfast in the United Kingdom.

     In April 2004, Diageo announced its intention to close the Park Royal brewery in London, England and further invest in St James’s Gate brewery in Dublin in the Republic of Ireland, to optimise utilisation and reduce ongoing costs. The Park Royal brewery is planned to close in the summer of 2005.

Property, plant and equipment Diageo owns or leases land and buildings throughout the world. The principal production facilities are described above. As at 30 June 2004, Diageo’s land and buildings were included in the group’s consolidated balance sheet under UK GAAP at a net book value of £772 million. Diageo’s largest individual facility, in terms of net book value of property, is St James’s Gate brewery in Dublin. Approximately 98% by value of the group’s properties were owned and approximately 2% are held under leases running for 50 years or longer. Diageo’s properties primarily are a variety of manufacturing, distilling, brewing, bottling and administration facilities spread across the group’s worldwide operations, as well as vineyards in the United States. Approximately 58% and 19% of the book value of Diageo’s land and buildings comprises properties located in the United Kingdom and the United States, respectively.

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
     On 4 February 2002, Diageo entered into a supply agreement with Casa Cuervo S.A. de C.V., a Mexican company, for the supply of bulk tequila used to make the José Cuervo line of tequilas and tequila drinks in the United States. The supply agreement will expire in June 2013.
     With effect from 1 January 2002, Diageo entered into a long term supply agreement with Destiléria Serrallés, Inc (Serrallés), a Puerto Rico corporation for the supply of rum that is used to make the Captain Morgan line of rums and rum drinks in the United States. The supply agreement will last for 10 years from 2002, with a three year notice requirement coming into effect once the original 10 year term has expired.

Marketing and distribution Diageo is committed to investing in its brands. £1,039 million was spent worldwide on marketing on premium drinks brands in the year ended 30 June 2004. Marketing was focused on the eight global priority brands, which accounted for 68% of total marketing expenditure in the year ended 30 June 2004.

     Diageo has four major markets — North America, Great Britain, Ireland and Spain. In the year ended 30 June 2004, these markets contributed 60% of premium drinks operating profit before exceptional items. In addition, there are 15 key markets which are considered to be individually important, and these contributed 27% of premium drinks operating profit before exceptional items. The remaining geographic markets are reported as venture markets and these accounted for 13% of premium drinks operating profit before exceptional items in the year ended 30 June 2004.

An analysis of turnover and operating profit before exceptional items by market for the year ended 30 June 2004 is as follows:
		Operating profit before
	Turnover	exceptional items
	£ million	£ million

Major markets:

North America	2,659	694

Great Britain	1,411	207

Ireland	961	126

Spain	454	113

	5,485	1,140

Key markets	2,275	511

Venture markets	1,131	260

Total premium drinks	8,891	1,911

11 Diageo Annual Report 2004	Business description

North America North America is the largest market for Diageo, and the largest premium drinks market in the world. Throughout 2004, in North America, Diageo marketed its products through 14 business teams or clusters (previously five separate spirits in market companies (IMCs)), Diageo Chateau & Estates Wines (DC&E), Diageo-Guinness USA (DG-USA), a Canadian IMC and a 50% distribution joint venture with Moët Hennessy — Schieffelin & Somerset (S&S). From 1 July 2004 Diageo and Moët Hennessy have agreed to restructure their joint venture arrangements in the United States. Diageo has moved the management of its brands into its existing North American operation, significantly simplifying the management of its full range of products and enhancing its interface with its distributors. These brands include Johnnie Walker, Tanqueray, Tanqueray No. TEN, Cîroc, JεB, Buchanan’s, Pinch, Cardhu and The Six Classic Malts of Scotland — Talisker, Lagavulin, Oban, Glenkinchie, Dalwhinnie and Cragganmore. S&S will become a company dedicated to the brands of Moët Hennessy, Marnier Lapostolle and Ruffino.

     The 14 geographic business units or clusters are managed as three hubs; major states, key states and control states. National brand strategy and strategic accounts marketing are managed at the corporate North America level. The clusters market the majority of Diageo’s spirits portfolio (including Smirnoff vodka, Baileys Irish Cream liqueur, José Cuervo tequila, Captain Morgan rum, Crown Royal Canadian whisky, Seagram’s 7 American whiskey, Seagram’s VO Canadian whisky and, from 1 July 2004, the former Diageo S&S brands) across the United States. DG-USA distributes Diageo’s US beer portfolio (Guinness stout, Harp lager, Kaliber non-alcoholic lager and Red Stripe lager as well as the group’s flavored malt beverages (Smirnoff Ice, Smirnoff Ice Triple Black, and Smirnoff Twisted V). DC&E markets all Diageo’s wine brands (such as Beaulieu Vineyard and Sterling Vineyards) across the United States. The Canada IMC distributes the group’s spirits, wine and beer portfolio across all Canadian territories.
     Within the United States, there are two types of regulatory environments; open states and control states. In open states, spirits companies are allowed to sell spirits, wine and beer directly to independent distributors. In the open states within the United States, Diageo trades through a three tier distribution system, where the product is initially sold to distributors, who then sell it to on and off premise retailers. In some states, such as Texas, Diageo sells its products on premise through a four tier system, whereby Diageo sells to large distributors, which then sell to off premise retailers, and off premise retailers with special Class B licenses sell to on premise retailers. In most control states, Diageo markets its spirits products to state liquor control boards through the bailment warehousing system, and from there to state liquor stores. There are variations, for example certain states control distribution but not retail sales. Generally, wines are treated in the same way as spirits, although some states that are control states for spirits are open states for wines. Beer distribution follows open states regulation across the entire United States. In Canada, spirits distribution laws are similar to those of control states in the United States. In Canada, beer distribution laws are generally similar to those for spirits. Diageo, however, has some licences to direct-deliver keg beer to licensed accounts, which account for approximately 52% of Diageo’s beer business in Canada.
     The completion of the Seagram acquisition provided Diageo with the scale to pursue consolidation of its distributors in a strategy called Next Generation Growth (NGG). Building on the Seagram integration, the strategy focuses on consolidating the distribution of Diageo’s US spirits and wine, S&S and former Seagram brands into a single distributor in each state wherever possible. The strategy provided sufficient economies of scale to support the distributor changes, a consolidated network limiting duplication of activities between Diageo and the distributor, increased Diageo and distributor selling capabilities and employed a number of alternative approaches to optimise product distribution.
     Diageo has made progress with the NGG initiative. During the year ended 30 June 2004, Diageo consolidated its business in additional states bringing the total to 36 states plus Washington DC. These 36 states, together with Washington DC, represent nearly 85% of Diageo’s US spirits and wine volume. Across the United States, Diageo’s distributors and brokers have nearly 2,000 dedicated sales people focused on selling Diageo’s and S&S’s spirits and wines brands. In future, Diageo’s focus will be on helping build the capabilities and selling tools of the distributors’dedicated sales force and creating a more efficient and effective value chain. When all distributors and brokers are resourced to the target level, Diageo expects to have nearly 3,000 people selling its brands.
     In the year ended 30 June 2004, the states of Iowa, Montana, Wyoming, Idaho, Utah, South Dakota and North Dakota were consolidated and negotiations are underway in several additional states. The majority of the remaining states are franchise states that will be consolidated as opportunities arise. As part of the strategy, risk mitigation plans have been developed for each state. These plans identify the financial, sales, marketing and operations activities that must be implemented to move Diageo’s business to a new distributor without significant loss of business. While sales disruptions may occur during the distributor move process, the risk mitigation plans are expected to minimise the sales risk. However, consolidation has given rise, and is likely to continue to give rise, to legal actions, none of which is currently expected to be material to the group.

Great Britain Diageo markets its products in Great Britain via three business units; Diageo GB (spirits, beer and ready to drink), Percy Fox & Co (wines) and Justerini & Brooks Retail (private client wines). Products are distributed both via independent wholesalers and directly to the major grocers, convenience and specialist stores. In the on trade (for example, licensed major bars and restaurants), products are sold through the major brewers, multiple retail groups and smaller regional independent brewers and wholesalers.

     Diageo has the largest brand in Great Britain, by volume, in a number of spirit categories including vodka with Smirnoff, whisky with Bell’s and gin with Gordon’s. Smirnoff and Bell’s are also the top two distilled spirit brands, by volume, in the United Kingdom. Diageo’s wine business in Great Britain is growing, with Blossom Hill recently becoming the largest branded wine by volume. Ready to drink is a relatively new segment in the industry and includes Diageo products such as Smirnoff Ice and Archers Aqua. This sector has provided significant volume and profit growth in recent years but has fallen into decline over the past 18 months.
     Spirits’ sales in Great Britain, particularly in the off trade (such as grocers and specialist stores) show a seasonal spike around the Christmas period, which is particularly true of Baileys. Other products such as Pimm’s are sold predominantly in the summer months.
     The customer base in Great Britain has seen consolidation in recent years both in the on and off trade. In particular, Great Britain now has only four major national grocery stores which together make up over 70% of off trade alcohol sales.

12 Diageo Annual Report 2004	Business description

Ireland Ireland, comprising the Republic of Ireland and Northern Ireland, is an important market for Diageo. The Guinness, Smirnoff and Baileys brands are market leaders in their respective categories of long alcoholic drinks, vodka and cream liqueurs. Budweiser and Carlsberg lagers, also major products in the Diageo portfolio, are brewed and sold under licence in addition to the other local priority brands of Smithwick’s ale and Harp lager. In both countries, Diageo sells and distributes directly to both the on trade and the off trade (for example, retail shops and wholesalers) through a telesales operation, extensive outlet rep callage and third party logistics providers. Diageo brews and packages a range of beers in Ireland for export to the United Kingdom, the United States and other international markets. Diageo also produces Baileys in Ireland for export to all global markets.

Spain Spain is an important Scotch whisky market for Diageo, and Diageo owns two of the top five Scotch whisky brands by volume in Spain, with JεB at number one and Johnnie Walker Red Label at number five. This is Diageo’s most important JεB market, contributing 47% of Diageo’s JεB total volume. With Cacique and Pampero, Diageo Spain leads the dark rum segment, which is the fastest growing segment in Spain. Distribution in Spain is primarily through Diageo’s own distribution company.

Key markets There are 15 key markets. These are markets which make a significant contribution in their own right, but still rely on Diageo’s global functions to support their businesses. Key markets are: Africa (excluding North Africa), Australia/New Zealand, Brazil/Paraguay, Colombia, France, Germany, Greece/Turkey, Japan, South Korea, Mexico, Taiwan, Thailand, Uruguay, Venezuela and Global Duty Free.

     In Latin America, distribution is achieved through a mixture of Diageo companies and third party distributors.
     Africa (excluding North Africa) is one of the longest established and largest markets for the Guinness brand, with the brewing of Guinness Foreign Extra Stout in a number of African countries either through subsidiaries or under licence. Diageo has recently entered into a three way joint venture with Heineken and Namibia Breweries Limited in southern Africa, has a wholly owned subsidiary in Cameroon and also has majority owned subsidiaries in Nigeria, Ghana, Kenya, Uganda, Réunion and the Seychelles. In Ghana, the strategic rationale arising from the ongoing transaction which aims to amalgamate the Diageo (Guinness Ghana Limited) and Heineken (Ghana Breweries Limited) businesses is to achieve a number of commercial and operational synergy benefits.
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

Venture markets Venture markets comprise all other markets, including the Middle East, North Africa, Jamaica, Central America, the Caribbean and the Southern Cone, Canaries, Portugal, Belgium, Netherlands, the Nordics, Italy, Switzerland, Poland, Russia, Singapore, Indonesia, Philippines and Malaysia. In these markets there is a focus on fewer brands and lean but flexible organisation structures are deployed whilst global best practices in areas such as consumer marketing, customer management and people development are applied.

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

13 Diageo Annual Report 2004	Business description

Employees Releasing the potential of every employee is one of Diageo’s core strategic imperatives. The focus is on accessing the very best possible talent, from the widest possible talent pools, to provide the ideas, innovation and performance outcomes necessary to achieve the company’s ambitions for itself and its stakeholders. This is achieved by placing employees in working environments which truly inspire their performance and development. Employee policies are designed to support these goals and to do so in a manner that is fair and equitable to all. These policies take account of external legislation and internal codes of conduct, as well as Diageo’s values as an organisation.

     Diageo is a multicultural community operating in an increasingly diverse business world and is committed to active inclusion and diversity practices. A focus on talent is at the heart of Diageo’s organisation and people strategy, and Diageo invests in the growth and development of its people in order to contribute directly to business performance. Regular organisation and people reviews are carried out to review progress against locally calibrated plans for implementation of the organisation and people strategy, including progress against local capability development and training plans. The group offers people with disability the same opportunities for employment, training and career progression as other employees, having regard to each applicant’s particular aptitude and ability.
     The compensation packages provided for employees are continuously benchmarked against other relevant employers in all markets in which Diageo operates, to ensure that employees’contributions are recognised and to reflect the value of the roles they perform. The compensation and benefits packages are designed to attract and retain talented people, whilst offering, where practicable, flexibility of choice from a range of options.
     Diageo is committed to the safety and wellbeing of employees at work. It promotes responsible drinking behaviour among all its people. Diageo is committed to open and continuous dialogue with its employees as a way to inform and engage them in the group’s strategy and business goals, as well as harnessing the ideas employees will have on improving broad areas of business performance. Diageo is also committed to honouring its obligations to consult openly and regularly with employee representative forums and/or trade unions where appropriate. There is a strong communications culture, and Diageo attempts to foster a sense of pride in employees working for Diageo through a wide range of communication methods across the business. Each senior manager is responsible for supporting the Diageo executive and the senior leadership community in delivering against communication and employee engagement goals. The group has an intranet web site from which employees with access to a computer can obtain timely and accurate news and information.

Diageo’s average number of employees during each of the three years ended 30 June 2004 was as follows:
	2004			2003			2002
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total

Premium drinks	22,548	1,172	23,720	23,427	1,134	24,561	22,841	1,078	23,919

Discontinued operations	–	–	–	8,965	5,429	14,394	25,734	12,471	38,205

	22,548	1,172	23,720	32,392	6,563	38,955	48,575	13,549	62,124

Premium drinks includes ex-Seagram employees from 21 December 2001. Discontinued operations include employees for the quick service restaurants business prior to 13 December 2002 and packaged food prior to 30 October 2001, reflecting the periods in which the group owned those businesses.

Competition Diageo competes on the basis of consumer loyalty, quality and price.

     In spirits and wine, Diageo’s major global competitors are Allied Domecq, Pernod Ricard, Bacardi and Brown-Forman, each of which has several brands that compete directly with Diageo brands. Diageo believes, based on its analysis of data compiled by Impact, that Diageo and these four other major international companies account for approximately 62% of the volume of the top 100 premium distilled spirits in the world. In addition, Diageo faces competition from local and regional companies in the countries in which it operates.
     In beer, the Guinness brand competes in the overall beer market with its key competitors varying by market. These include Heineken in Ireland and both Heineken and SAB Miller in several markets in Africa, Coors Brewing (Carling) in the United Kingdom and Carlsberg in Malaysia.
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

Research and development The overall nature of the group’s business does not demand substantial expenditure on research and development. However, the group has ongoing programmes for developing new drinks products. In the year ended 30 June 2004, the group’s research and development expenditure amounted to £11 million (2003 — £15 million; 2002 — £28 million). Research and development expenditure is written off in the year in which it is incurred.

Trademarks Diageo produces and distributes branded goods and is therefore substantially dependent on the maintenance and protection of its trademarks. All brand names mentioned in this document are trademarks. The group also holds numerous licences and trade secrets, as well as having substantial trade knowledge related to its products. The group believes that its significant trademarks are registered and/or otherwise protected (insofar as legal protections are available) in all material respects in its most important markets.

Regulations and taxes In the United States, the beverage alcohol industry is subject to strict federal and state government regulations covering virtually every aspect of its operations, including production, marketing, sales, distribution, pricing, labelling, packaging and advertising.

14 Diageo Annual Report 2004	Business description

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

Business services Diageo has committed to re-engineer its key business activities with customers, consumers, suppliers and the processes that summarise and report financial performance. In that regard, global processes are being designed, built and implemented across a number of markets and global supply.

     A new business service centre in Budapest, Hungary opened in April 2002 and now performs various process tasks for Great Britain, Ireland, Canaries, Switzerland, Benelux, Global Duty Free and Guinness supply. Additional markets and supply entities are scheduled to transfer to Budapest during the next few years.

Associates Diageo’s principal associate in the premium drinks segment is Moët Hennessy. It also owns shares in a number of other associates. In the year ended 30 June 2004, premium drinks share of profits of associates before interest, exceptional items and tax was £193 million, of which Moët Hennessy accounted for £176 million.

Moët Hennessy Diageo owns 34% of Moët Hennessy, the spirits and wine subsidiary of LVMH Moët Hennessy-Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in France and is a producer and exporter of a number of brands in its main business areas of champagne and cognac. Its principal products include champagne brands, Moët & Chandon (including Dom Pérignon), Veuve Clicquot and Mercier, all of which are included in the top 10 champagne brands worldwide by volume, and Hennessy which is the top cognac brand worldwide by volume.

     Since 1987, a number of joint distribution arrangements have been established with LVMH, principally covering distribution of Diageo’s premium brands of Scotch whisky and gin and Moët Hennessy’s premium champagne and cognac brands in the Asia Pacific region and France. Diageo and LVMH have each undertaken not to engage in any champagne or cognac activities competing with those of Moët Hennessy. The arrangements also contain certain provisions for the protection of Diageo as a minority shareholder in Moët Hennessy. The operations of Moët Hennessy in France and the United States were conducted during the year ended 30 June 2004 through a partnership in which Diageo has a 34% interest. As a partner, Diageo pays any tax due on the results of the partnership to the tax authorities.

Acquisitions and disposals/termination of businesses and distribution rights Diageo has made a number of strategic acquisitions and disposals of brands, distribution rights and equity interests in premium drinks businesses.

Seagram On 21 December 2001, Diageo and Pernod Ricard completed the acquisition of the Seagram spirits and wine businesses from Vivendi for $8.15 billion (£5.62 billion) in cash, subject to certain debt, working capital and other adjustments. Diageo’s share of the purchase price after adjustments was £3.7 billion.

     The transaction was structured such that each of Diageo and Pernod Ricard acquired certain businesses and related assets for integration into their respective global premium drinks businesses, with other businesses and related assets being acquired and held jointly pending their disposal. The spirits and wine businesses comprised a number of separate legal entities and assets which were acquired by either Diageo, Pernod Ricard, or both parties jointly, but the effect was that the purchase consideration was funded in the overall proportions of 60.9% and 39.1% between Diageo and Pernod Ricard, respectively.

15 Diageo Annual Report 2004	Business description

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

     The sales of the largest disposal assets were achieved in the year ended 30 June 2002. These included the UK based off-licence chain Oddbins to the Castel Frères Group of France; the Four Roses bourbon business to Kirin Brewery Co, Ltd of Japan; the Mumm Sekt sparkling wine business to Rotkäppchen Sektkellerei GmbH & Co KG of Germany; the Seagram’s Mixers business to The Coca-Cola Company; the Sandeman port and sherry business to Sograp Holding SGPS SA of Portugal; and the Mumm Cuvée Napa sparkling wine business to Allied Domecq. In the year ended 30 June 2003, a number of smaller disposals were made, including Maschio sparkling wines and OVD, Woods and VAT 19 rums. Diageo’s share of net cash proceeds received totalled £268 million and was accounted for in the two years ended 30 June 2003.

Other In September 2002, Diageo announced that it would relinquish its 1998 US Importation and Distribution Agreement rights for Bass Ale to Bass’ parent company, Interbrew, effective 30 June 2003 for a consideration of $105 million (£69 million). Under the 1998 agreement, Diageo had the right to continue selling and marketing the brand in the United States until July 2016. The consideration included $10 million as a contribution to inventory management costs during the year ended 30 June 2003, and this element of the consideration has been accounted for as operating income. The balance of the consideration, net of provisions and legal expenses, of £57 million has been accounted for as an exceptional operating item in the year ended 30 June 2003.

     In December 2002, East African Breweries Limited (EABL), a Diageo subsidiary, acquired 20% of the issued share capital of Tanzania Breweries Limited from SABMiller Africa in exchange for 20% of the issued share capital of Kenya Breweries Limited. EABL also disposed its entire holding of shares in Kibo Breweries Limited and acquired Castle Brewing Kenya Limited.
     Diageo’s distribution rights in relation to certain Brown-Forman brands, including Jack Daniels and Southern Comfort in the United Kingdom, terminated on 1 August 2002. In the year ended 30 June 2002, these brands contributed £14 million to operating profit. On 15 August 2003 it was announced that Diageo and Brown-Forman had resolved their dispute over the termination of these rights. Diageo subsequently received £9 million as settlement.
     In May 2002, Diageo completed the disposal of the Malibu brand to Allied Domecq for a consideration of £554 million. The disposal of Malibu was a condition for obtaining regulatory clearance for the acquisition of the Seagram spirits and wine businesses.
     In May 2002, Diageo disposed of the Glen Ellen and MG Vallejo wines to a company managed by The Wine Group, Inc. for a consideration of $83 million (£53 million).
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
     In July 2001, Diageo disposed of its Guinness World Records business to Gullane Entertainment plc for £50 million.

Other businesses

General Mills, Inc Following the disposal of Pillsbury and a subsequent sale of shares in General Mills, the group holds an equity stake of 79 million ordinary shares (21%) in General Mills. The following business description is based on publicly available information about General Mills filed with the SEC. General Mills is a global consumer foods company based in the United States. General Mills owns a number of brand names and its primary objective is to build the equity of these brands with strong consumer directed advertising and innovative merchandising. The principal businesses owned by General Mills are Big G ready-to-eat cereals, Betty Crocker dessert, baking, dinner mix and snack products, Yoplait and Colombo yoghurt and former Pillsbury brands such as Pillsbury’s refrigerated dough and other dough based goods, Old El Paso Mexican foods, Progresso soups, Green Giant vegetables and a foodservice business.

     During the year ended 30 June 2004, the equity stake contributed £258 million to share of profits of associates before exceptional items, £7 million to exceptional items, £59 million to interest expense and £66 million to tax expense. During the year ended 30 June 2004 the group received dividends of £50 million from General Mills.
     General Mills has options to purchase 29 million of Diageo’s holding of General Mills ordinary shares for $51.56 per share until 28 October 2005, subject to certain limitations.
     On 23 June 2004, General Mills filed a registration statement with the SEC that included 49,907,680 shares of General Mills owned by Diageo. General Mills has informed Diageo that on 20 September 2004 the registration statement was declared effective by the SEC. Diageo remains committed to selling its stake in General Mills subject to market conditions.

16 Diageo Annual Report 2004	Business description

On 23 June 2004, Paul Walsh, CEO of Diageo plc, and John M Keenan, a Diageo plc designated representative, resigned from the General Mills board. In addition, Diageo and General Mills amended the stockholders agreement to permanently eliminate Diageo’s right to board representation. As a result, Diageo ceased to equity account for its share of the results of General Mills from that date and will, in the year ending 30 June 2005, only recognise the dividends received from General Mills in its profit and loss account. In the year ended 30 June 2004 dividends amounting to £50 million were received from General Mills.

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

Packaged food Diageo completed the disposal of Pillsbury to General Mills on 31 October 2001. Pillsbury contributed turnover of £1,455 million and operating profit before exceptional items of £177 million in the year ended 30 June 2002. As a division of Diageo, Pillsbury produced and distributed leading food brands including Pillsbury’s refrigerated dough and other dough based goods, Old El Paso Mexican foods, Progresso soups, Green Giant vegetables and Häagen-Dazs ice cream, and, in addition, operated a foodservice business.

     In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party up to an amount of $200 million (£110 million).

Recent developments

On 8 September 2004 Diageo announced that from 1 October 2004 it has created a new pan-regional organisation comprising Diageo North America, Diageo Europe and Diageo International. North America will continue to comprise the United States and Canada. The newly created Diageo Europe will cover all European countries and territories, including Russia. Diageo International will bring together Africa, Asia Pacific and the Latin American groups of markets. In addition, the company announced the following changes to its Executive Committee and management structure, effective 1 October 2004. Andrew Morgan has been appointed President, Diageo Europe; Stuart Fletcher has been appointed President, Diageo International and Nick Rose will take responsibility for Global Supply and information systems, in addition to his existing role as chief financial officer. It was also confirmed that Ian Meakins will leave the company on 31 October 2004.

     In the period 1 July 2004 to 16 September 2004 the company bought back for cancellation a further 3.7 million ordinary shares at a cost of £26 million.

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

Diageo may not be able to derive the expected benefits from its strategy to focus on premium drinks or its change and cost-saving programmes designed to enhance earnings On 17 July 2000, Diageo announced the integration of its spirits, wine and beer businesses to create a premium drinks business as part of an integrated strategy to be a focused premium drinks company. In line with this strategy, Diageo acquired certain of the Seagram spirits and wine businesses on 21 December 2001. There can be no assurance that Diageo’s strategic focus on premium drinks will result in better opportunities for growth and improved margins.

     It is possible that the pursuit of this strategic focus on premium drinks could give rise to further acquisitions. There can be no guarantee that any such acquisition would deliver the benefits intended.

Systems change programmes may not deliver the benefits intended and systems failures could lead to business disruption Certain change programmes have been undertaken (especially in the United States, Ireland and Great Britain) designed to improve the effectiveness and efficiency of end-to-end operating, administrative and financial systems and processes. This includes moving transaction processing from a number of markets to shared service centres. There can be no certainty that these programmes will deliver the expected benefits. There is likely to be disruption caused to production processes and possibly to administrative and financial systems as further changes to such processes are effected. They could also lead to adverse customer or consumer reaction. Any failure of information systems could adversely impact Diageo’s ability to operate. As with all large systems, Diageo’s information systems could be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes. Such unauthorised access could disrupt Diageo’s business and/or lead to loss of assets.

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

     In addition, beverage alcohol products are the subject of national import and excise duties in most countries around the world. An increase in import or excise duties could have a significant adverse effect on Diageo’s sales revenue or margin, both through reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.
     Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the misuse of alcohol. If such litigation resulted in fines, damages or reputational damage to Diageo or its brands, Diageo’s business could be materially adversely affected.

17 Diageo Annual Report 2004	Business description

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

If the social acceptability of Diageo’s products declines, or if the litigation directed at the beverage alcohol industry were to succeed, Diageo’s sales volume could decrease and the business could be materially adversely affected In recent years, there has been increased social and political attention directed to the beverage alcohol industry. Diageo believes that this attention is the result of public concern over problems related to alcohol abuse, including drink driving, underage drinking and health consequences from the misuse of alcohol. If, as a result, the general social acceptability of beverage alcohol were to decline significantly, sales of Diageo’s products could materially decrease.

     Five putative class actions have been filed against Diageo, Diageo North America, Inc, Paddington, Ltd and a large group of other beverage alcohol manufacturers and importers. Four of the actions are now pending in US federal district courts — two in Ohio, one in North Carolina and one in the District of Columbia. The fifth action is pending in Colorado state court. In each action, plaintiffs allege that defendants have intentionally targeted the marketing of certain beverage alcohol brands to minors. The named plaintiffs seek to pursue their claims on behalf of two classes of plaintiffs — (i) parents or guardians of underage drinkers who bought alcohol beverages during the period from 1982 to the present and (ii) all parents and guardians of children currently under age 21.
     Plaintiffs allege several causes of action, including violations of state consumer protection laws, unjust enrichment, negligence and civil conspiracy. The complaints seek money damages (including fines, punitive damages and disgorgement of profits) and injunctions against the alleged targeting of minors in advertising.
     Diageo North America and the other US defendants have moved to dismiss the complaints in Ohio, North Carolina and Colorado. Plaintiffs have not yet responded to these motions. Diageo and other foreign defendants did not join in these motions because of outstanding objections to personal jurisdiction. In the District of Columbia case, the Beer Institute Inc. moved to dismiss the complaint on 23 December 2003. Briefing has been completed, but the court has not yet ruled. Diageo, Diageo North America and the other defendants must respond to the complaint within 30 days of the issuance of a decision on the Beer Institute’s motion to dismiss.
     Diageo intends to strenuously defend these putative class actions.

Diageo’s operating results may be adversely affected by increased costs or shortages of raw materials or labour or disruption to production facilities The raw materials which Diageo uses for the production of its beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty or governmental controls. If commodity price changes result in unexpected increases in raw materials cost or the cost of packaging materials, Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume, revenue and operating income. Diageo may be adversely affected by shortages of such raw materials or packaging materials.

     Similarly, Diageo’s operating results could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Diageo’s success is dependent on the capability of its employees. There is no guarantee that Diageo will continue to be able to recruit, retain and develop the capabilities that it requires to deliver its strategy, for example in relation to sales, marketing and innovation capability within markets or in its senior management.
     Diageo would be affected if there were a catastrophic failure of its major production facilities. See ‘Business description — Premium drinks — Production’ for details of Diageo’s principal production areas. In addition, the maintenance and development of information systems may result in systems failures which may adversely affect business operations.
     Diageo has a substantial inventory of aged product categories, principally Scotch whisky and Canadian whisky, which mature over periods of up to 30 years. As at 30 June 2004, the historical cost of Diageo’s maturing inventory amounted to £1,499 million. The maturing

18 Diageo Annual Report 2004	Business description

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

Diageo’s business may be adversely impacted by unfavourable economic conditions or political or other developments and risks in the countries in which it operates Diageo’s business is dependent on general economic conditions in the United States, Great Britain and other important markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, could have a material adverse effect on Diageo’s business and results of operations. In addition, Diageo may be adversely affected by political and economic developments in any of the countries where Diageo has distribution networks, production facilities or marketing companies. Diageo’s operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Current examples of such potential upheaval are currency restrictions and potential further disruption to movement of goods into and out of Venezuela, affecting both imports of goods (principally Scotch whisky into Venezuela) and export of rum (Cacique, especially to Spain), unrest in the Middle East, and the impact on tourism and travel of both terrorist threats and ongoing fears of global pandemics, such as SARS. These disruptions can affect Diageo’s ability to import or export products and to repatriate funds, as well as affecting the levels of consumer demand (for example in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo’s levels of sales or profitability.

     Part of Diageo’s growth strategy includes expanding its business in certain countries where consumer spending in general, and spending on Diageo’s products in particular has not historically been as great but where there are prospects for growth. There is no guarantee that this strategy will be successful and some of the markets represent a higher risk in terms of their changing regulatory environments and higher degree of uncertainty over levels of consumer spending.
     Diageo may also be adversely affected by movements in the value of, and returns from, the investments held by its pension funds.
     Diageo may be adversely affected by fluctuations in exchange rates. The results of operations of Diageo are accounted for in pounds sterling. Approximately 30% of sales in the year ended 30 June 2004 were in US dollars, approximately 25% were in sterling and approximately 22% were in euros. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo’s reported results of operations from year to year.
     Diageo may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. To partly delay any adverse impact from interest rate movements, the profile of fixed rate to floating rate net borrowings is maintained according to the duration measure that is equivalent to an approximate 50% fixed and 50% floating amortising profile. See ‘Operating and financial review — Risk management’.

Diageo’s premium drinks operations may be adversely affected by failure to renegotiate distribution and manufacturing rights on favourable terms Diageo’s premium drinks business has a number of distribution agreements for brands owned by it or by other companies. These agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurance that Diageo will be able to renegotiate distribution rights on favourable terms when they expire or that agreements will not be terminated. Failure to renew distribution agreements on favourable terms could have an adverse impact on Diageo’s revenues and operating income. In addition, Diageo’s sales may be adversely affected by any disputes with distributors of its products.

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

Diageo remains exposed to factors affecting the US food industry While Diageo’s strategy is to focus on premium drinks, it remains exposed to factors affecting the US food industry through its equity interest in General Mills and its residual exposure to Burger King. Following the disposal of Pillsbury to General Mills, Diageo now holds approximately 21% of General Mills’outstanding share capital. The market value of this interest may be affected adversely by a variety of factors, including the performance of General Mills and the extent to which that performance meets investors’ expectations, economic conditions in the United States, including the US financial markets, and the dilution of Diageo’s holding as a result of future issues of shares by General Mills. On 15 October 2003, General Mills announced that it had received a formal request from the US Securities and Exchange Commission (the SEC) concerning its sales practices and related accounting. General Mills stated that the SEC had advised the company that it had not reached any conclusions related to the information request. See ‘Business description — other businesses’.

     In connection with the disposal of Burger King, Diageo retained $213 million (£117 million) of subordinated debt, with a 10 year maturity, from the entity owning Burger King. In addition, Diageo has guaranteed up to $850 million (£467 million) of borrowings of the Burger King company. These loans have a term of five years although Diageo and Burger King have structured their arrangements to encourage

19 Diageo Annual Report 2004	Business description

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

These factors include, but are not limited to:

•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergy and/or costs savings;

•	Diageo’s ability to complete future acquisitions and disposals;

•	legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the premium drinks business and environmental laws;

•	developments in the alcohol advertising class actions and any similar proceedings;

•	changes in the food industry in the United States, including increased competition and changes in consumer preferences;

•	changes in consumer preferences and tastes, demographic trends or perceptions about health related issues;

•	changes in the cost of raw materials and labour costs;

•	changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•	renewal of distribution rights on favourable terms when they expire;

•	termination of existing distribution rights in respect of agency brands;

•	technological, developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations, which may affect Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ contained in this document for the year ended 30 June 2004 . Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the SEC.

     Past performance cannot be relied upon as a guide to future performance.

20 Diageo Annual Report 2004

Operating and financial review

Introduction

Information presented Diageo’s strategy is to focus on its branded drinks businesses with international potential. Diageo completed the disposal of its quick service restaurants business on 13 December 2002 and the combination of its packaged food business with General Mills on 31 October 2001. In accordance with UK GAAP, the results of the quick service restaurants and the packaged food businesses have been included within discontinued operations in the comparative periods.

     The following discussion is based on Diageo’s UK GAAP results for the year ended 30 June 2004 compared with the year ended 30 June 2003, and the year ended 30 June 2003 compared with the year ended 30 June 2002. The group has adopted the requirements of FRS 17 — Retirement benefits, UITF abstract 38 — Accounting for ESOP trusts, and the amendment to FRS 5 — Reporting the substance of transactions from 1 July 2003. In accordance with UK GAAP, all comparative figures have been restated in compliance with these pronouncements.
     There are a number of accounting differences between UK and US GAAP. A reconciliation of net income from UK to US GAAP and an explanation of the differences between UK and US GAAP are set out in the US GAAP information in note 32 of the consolidated financial statements, with a further explanation of significant reconciling items between UK and US GAAP net income included in ‘Discussion of US GAAP differences’ below.

Presentation of information in relation to the premium drinks business In addition to describing the significant factors impacting on the profit and loss account compared to the prior year for both of the years ended 30 June 2004 and 30 June 2003, additional information is also presented on the operating performance of the premium drinks segment.

Volume Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by 5 and ready to drink in nine litre cases divide by 10.

Non-GAAP measures Organic movement in volume, net sales (after deducting excise duties) and operating profit before exceptional items are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the premium drinks segment is discussed using these measures.

     Since overall performance is the result of a number of factors, breaking these down into broad categories and discussing each of these categories assists management and the reader in understanding the overall picture. Once factors such as the effect of currency movements, excise duties and acquisitions and disposals have been eliminated, the above measures enable the reader to focus on the performance of the premium drinks brand portfolio which is common to both periods. Organic movement measures also most closely reflect the way in which the business is managed, for the same reasons of achieving comparability between periods. Diageo’s strategic planning and budgeting process is based on organic movement in volume, net sales (after deducting excise duties) and operating profit before exceptional items, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management. These measures are chosen for planning, budgeting and reporting purposes since, as explained further below, they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, excise duties, acquisitions and disposals. In addition, management bonus targets are set based on the performance of the business as measured by organic operating profit growth before exceptional items.
     The group’s management believe these measures provide valuable additional information for users of the financial statements in understanding the group’s performance, since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. However, whilst these measures are important in the management of the business, they should not be viewed as replacements for, but rather as complementary to, the comparable GAAP measures such as turnover and reported (rather than organic) movements in individual profit and loss account captions. These GAAP measures reflect all of the factors which impact the business and the discussion in relation to premium drinks should be read in the context of the discussion of the overall group performance.
     In the discussion of the performance of the premium drinks segment, net sales (after deducting excise duties) is presented in addition to turnover, since turnover reflects significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the cost of goods sold and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported turnover and cost of sales, without directly reflecting changes in volume, mix or profitability that are the variables which impact on the element of turnover retained by the group.
     Also in the discussion of the performance of the premium drinks segment, certain information is presented using sterling amounts on a constant currency basis. This strips out the translation effect of foreign exchange rate movements and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from foreign exchange translation is managed centrally and is not a factor over which local managers have any control.
     In the years ended 30 June 2003 and 30 June 2002, the group underwent a major restructuring which resulted in the disposal of its food businesses (Pillsbury and Burger King) and its Malibu rum brand and the acquisition of the Seagram spirits and wine businesses. As a consequence, results are not comparable from period to period and require additional explanation. For this reason it is necessary to separate the effects of acquisitions and disposals on the sales and profit of brands acquired or disposed of in order to provide information on the underlying performance of individual markets.
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

21 Diageo Annual Report 2004	Operating and financial review

In order to assist the reader of the financial statements, the comparisons of both 2004 with 2003 and 2003 with 2002 include tables which present the exchange, disposal, acquisition and organic components of the year on year movement for each of turnover, net sales (after deducting excise duties) and operating profit before exceptional items.

Calculation of organic movement Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current year, the group, in organic movement calculations, adjusts the results for the prior year to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable trading performance. Similarly, if a business was disposed of part way through the equivalent prior period, then its contribution would also be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current year.

     For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period, but are only included from the anniversary of the acquisition date in the current period.
     A further adjustment in organic movement is made to exclude the effect of exchange rate movements by recalculating the prior year’s results as if they had been generated at the current year’s exchange rates.
     Organic movement percentages are calculated as the organic movement amount in £ million, expressed as the percentage of the prior period results at current year exchange rates and after adjusting for disposals. The basis of calculation means that the results used to measure organic growth for a given year will be adjusted when used to measure organic growth in the subsequent year.

Operating results — 2004 compared with 2003

Summary consolidated profit and loss account
	Year ended 30 June 2004			Year ended 30 June 2003
				Before
	Before			exceptional	Exceptional
	exceptional	Exceptional		items	items	Total
	items	items	Total	(restated)	(restated)	(restated)
	£ million	£ million	£ million	£ million	£ million	£ million

Turnover	8,891	–	8,891	9,281	–	9,281

Operating costs	(6,980)	(40)	(7,020)	(7,326)	(168)	(7,494)

Operating profit	1,911	(40)	1,871	1,955	(168)	1,787

Share of associates’ profits	451	(13)	438	478	(21)	457

Disposal of fixed assets		(35)	(35)		(43)	(43)

Disposal of businesses		(10)	(10)		(1,254)	(1,254)

Finance charges	(295)	–	(295)	(315)	–	(315)

Profit before taxation	2,067	(98)	1,969	2,118	(1,486)	632

Taxation	(517)	30	(487)	(543)	52	(491)

Profit after taxation	1,550	(68)	1,482	1,575	(1,434)	141

Minority interests	(90)	–	(90)	(91)	–	(91)

Profit for the year	1,460	(68)	1,392	1,484	(1,434)	50

Note: Exceptional items under UK GAAP represent items which, in management’s judgement, are material items that arise from events or transactions that fall within the ordinary activities of the group but, by virtue of their size or incidence, should be separately disclosed if the consolidated financial statements are to properly reflect the results for the period. Exceptional items under UK GAAP do not represent extraordinary items under US GAAP.

Turnover On a reported basis, turnover decreased by £390 million (4%) from £9,281 million (of which Burger King contributed £479 million) in the year ended 30 June 2003 to £8,891 million in the year ended 30 June 2004. For premium drinks, turnover increased by £89 million (1%). Turnover was adversely impacted by exchange rate movements of £271 million, principally arising from weakening of the US dollar. The effect of disposals and the termination of certain distribution rights, principally Bass Ale in North America and the Brown-Forman agency brands in Great Britain, reduced premium drinks turnover by £105 million.

Operating costs On a reported basis, operating costs decreased by £474 million (6%) from £7,494 million (of which Burger King costs were £426 million) in the year ended 30 June 2003 to £7,020 million in the year ended 30 June 2004. Exceptional operating costs declined from £168 million to £40 million in the year ended 30 June 2004, and exchange benefited premium drinks operating costs in the year ended 30 June 2004, before exceptional items, by £166 million. Before the impact of exchange, operating costs before exceptional items for premium drinks increased by £246 million of which excise duties accounted for £73 million and increased marketing expenditure accounted for £41 million. On a reported basis, marketing investment for premium drinks increased 1% from £1,026 million to £1,039 million. Marketing investment on global priority brands (excluding ready to drink) grew 10% to £569 million, while marketing spend on ready to drink brands declined by £28 million (14%) to £166 million.

22 Diageo Annual Report 2004	Operating and financial review

Operating profit Reported operating profit increased by £84 million from £1,787 million (of which Burger King contributed £53 million) to £1,871 million. Exceptional items charged to operating profit were £40 million in the year ended 30 June 2004 compared with £168 million in the year ended 30 June 2003. Exchange rate movements reduced operating profit before exceptional items for the year ended 30 June 2004 by £105 million (US dollar reduction of £107 million, euro benefit of £29 million, other currencies reduction of £27 million). Disposals and the termination of certain distribution rights contributed an incremental £13 million to operating profit before exceptional items in the year ended 30 June 2003 compared to the year ended 30 June 2004.

Exceptional operating costs Operating profit for the year is after £40 million of exceptional costs in respect of the integration of the Seagram spirits and wine businesses, acquired in December 2001 (2003 — £177 million; 2002 — £164 million). Approximately £8 million of these costs were employee related, £8 million in respect of putting in place new distribution and broker agreements as part of the Next Generation Growth programme, £4 million in respect of write-downs of assets, and the balance of £20 million included legal and professional and systems costs. The majority of these costs were incurred in North America.

Post employment plans Post employment charges calculated under FRS 17 resulted in a charge to operating profit of £101 million (2003 — £110 million) and other finance charges of £18 million (2003 — income of £36 million). The figures for the year ended 30 June 2003 have been restated onto an FRS 17 basis.

     At 30 June 2004, the deficit before taxation for Diageo’s post employment plans amounted to £1,044 million (30 June 2003 — £1,447 million). This reduction has largely arisen from actuarial gains recognisable in the statement of recognised gains and losses of £586 million, principally due to the actual return on the assets in the funds being higher than the expected return and changes in assumptions underlying the present value of the plan liabilities. In addition, at 30 June 2004, a deferred tax asset has been recognised on the post employment deficit in the United Kingdom of £245 million. The post employment deficit after taxation has therefore decreased from £1,369 million to £750 million.

Associates The group’s share of profits of associates before exceptional items was £451 million for the year compared to £478 million last year. The 21% equity interest in General Mills contributed £258 million in the year ended 30 June 2004 compared with £287 million last year. The weakness of the US dollar accounted for £25 million of this decrease. On 23 June 2004, Paul Walsh, CEO of Diageo plc, and John M. Keenan, a Diageo plc designated representative, resigned from the General Mills board. As a result, Diageo ceased to equity account for its share of the results of General Mills from that date. Diageo’s 34% equity interest in Moët Hennessy contributed £176 million to share of profits of associates before exceptional items (2003 — £177 million).

     Share of associates’ exceptional items comprises a £7 million charge for Diageo’s share of General Mills’ exceptional costs and £6 million in respect of restructuring within Moët Hennessy.

Finance charges Finance charges decreased from £315 million to £295 million in the year ended 30 June 2004.

     The net interest charge decreased by £74 million (21%) from £345 million in the comparable prior period to £271 million in the year ended 30 June 2004, including £59 million for General Mills (2003 — £73 million). Benefits of £26 million from the effect of reducing interest rates, £12 million from the disposal of businesses, £16 million from the effect of exchange rates (excluding associates), and £13 million from cash flow were partly offset by an increased interest charge arising from the funding of the share repurchases of £15 million.
     Other finance charges have increased by £54 million, as a result of a charge of £18 million in respect of the group’s post employment plans in the year ended 30 June 2004 compared with income of £36 million in the year ended 30 June 2003. This adverse movement principally reflects the decline in the values of the assets held by the post employment plans between 30 June 2002 and 30 June 2003.

Non-operating exceptional items Non-operating exceptional items before taxation were a charge of £45 million in the year ended 30 June 2004 compared with a charge of £1,297 million (including £1,441 million in respect of Burger King) in the year ended 30 June 2003. These charges comprise £41 million (2003 — £41 million) in respect of the dilution of the investment in General Mills, following the issue of additional shares by General Mills, and a £10 million cost in respect of disposed businesses, offset by a £6 million gain arising on the disposal of fixed assets. The £10 million cost in respect of disposed businesses represents a £13 million loss on the sale of premium drinks brands, and a £26 million charge on the reassessment of the provisions required following the disposal of Burger King, offset by a credit of £29 million arising on the review of the provision held against the guarantee given by Diageo in connection with the sale of Pillsbury.

Profit before taxation After exceptional items, the profit before taxation and minority interests increased by £1,337 million from £632 million to £1,969 million in the year ended 30 June 2004.

Exchange rates Based on current exchange rates, the impact of adverse exchange rate movements on profit before exceptional items and taxation for the financial year ending 30 June 2005 is estimated to be £100 million (excluding transaction exchange on share of profits of associates).

     The group currently has net transaction hedges for US dollars in place which settle in the year ending 30 June 2005 to sell £541 million of US dollars. Where these hedges are against sterling they are at an average rate of £1 = $1.63. The group currently has net transaction hedges for euros in place which settle in the year ending 30 June 2005 to sell £59 million of euros. Where these hedges are against sterling they are at an average rate of £1 = €1.41.

Taxation The effective rate of taxation on profit before exceptional items for the year was 25%, compared with 25.6% for the year ended 30 June 2003, restated from the originally reported 25% following compliance with the new accounting pronouncements for post employment plans and share trusts.

23 Diageo Annual Report 2004	Operating and financial review

Dividend The directors recommend a final dividend of 17.0 pence per share, an increase of 8.3% on last year’s final dividend. The full dividend would therefore be 27.6 pence per share, an increase of 7.8%. Subject to approval by shareholders, the final dividend will be paid on 25 October 2004 to shareholders on the register on 17 September 2004. Payment to US ADR holders will be made 29 October 2004. A dividend re-investment plan is available in respect of the final dividend and the plan notice date is 4 October 2004.

Premium drinks The following discussion provides additional commentary on the trading performance of the premium drinks business with the equivalent period in the prior year.

     In the discussion, movements are segregated between ‘reported’ or ‘organic’ performance. ‘Reported’ means that the measure reflects movement in the number disclosed in the consolidated financial statements. ‘Organic’ represents the movement excluding the impact of exchange, acquisitions and disposals. In the discussion, under ‘organic brand performance’ for each market, movements given for volume, turnover, net sales (after deducting excise duties) and marketing expenditure are organic movements. A further description of organic movement, how it is calculated and why it is considered useful for the reader is set out on pages 20 and 21.

The organic movement calculations for turnover, net sales (after deducting excise duties) and operating profit before exceptional items for the year ended 30 June 2004 were as follows:
	2003		Disposals
	Reported		and	Organic	2004	Organic
	(restated)*	Exchange	transfers	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	%

Turnover

Major markets:

North America	2,759	(242)	(71)	213	2,659	9

Great Britain	1,380	–	(8)	39	1,411	3

Ireland	953	37	(1)	(28)	961	(3)

Spain	418	20	(2)	18	454	4

	5,510	(185)	(82)	242	5,485	5

Key markets	2,080	(49)	125	119	2,275	6

Venture markets	1,212	(37)	(148)	104	1,131	10

Total premium drinks	8,802	(271)	(105)	465	8,891	6

Net sales (after deducting excise duties)

Major markets:

North America	2,299	(203)	(65)	209	2,240	10

Great Britain	790	–	(5)	(5)	780	(1)

Ireland	638	25	–	(22)	641	(3)

Spain	316	15	(2)	13	342	4

	4,043	(163)	(72)	195	4,003	5

Key markets	1,637	(49)	90	111	1,789	7

Venture markets	956	(29)	(112)	75	890	9

Total premium drinks	6,636	(241)	(94)	381	6,682	6

Excise duties	2,166				2,209

Turnover	8,802				8,891

Operating profit before exceptional items

Major markets:

North America	708	(86)	(13)	85	694	14

Great Britain	203	–	6	(2)	207	(1)

Ireland	131	9	–	(14)	126	(10)

Spain	96	7	–	10	113	10

	1,138	(70)	(7)	79	1,140	7

Key markets	502	(30)	13	26	511	5

Venture markets	262	(5)	(19)	22	260	9

Total premium drinks	1,902	(105)	(13)	127	1,911	7

*see notes (1) and (2).

24 Diageo Annual Report 2004	Operating and financial review

Notes

(1) The reported turnover and net sales (after deducting excise duties) for the year ended 30 June 2003 have been restated following the adoption of application note (G) to FRS 5 — Reporting the substance of transactions. The change reduced turnover and net sales (after deducting excise duties) by £159 million in the year ended 30 June 2003 in respect of the following markets — £36 million for North America, £49 million for Great Britain, £nil for Ireland, £6 million for Spain, £49 million for key markets and £19 million for venture markets.

(2) The reported operating profit before exceptional items for the year ended 30 June 2003 has been restated following the adoption of FRS 17 — Retirement benefits, and UITF abstract 38 — Accounting for ESOP trusts. The operating profit before exceptional items has been reduced by £74 million in respect of the following markets — £21 million for North America, £16 million for Great Britain, £10 million for Ireland, £3 million for Spain, £20 million for key markets and £4 million for venture markets.

(3) The exchange adjustments for turnover, net sales (after deducting excise duties) and operating profit before exceptional items are principally in respect of the US dollar and the euro.

(4) Disposals include the transfer of Portugal to venture markets from key markets, and Germany to key markets from venture markets, effective 1 July 2003. This adjustment represents the differential between the incremental amounts contributed by Germany compared to the amounts contributed by Portugal in the year ended 30 June 2003 — £139 million for turnover, £104 million for net sales (after deducting excise duties) and £18 million for operating profit before exceptional items. In addition, disposals for turnover, net sales (after deducting excise duties) and operating profit before exceptional items were principally in respect of the termination of distribution rights for Bass Ale in North America and Brown-Forman agency brands in the United Kingdom, the disposals of Gilbey’s Green and White Whisky in India, and the partial disposal of Don Julio in Mexico.

(5) There have been no acquisitions of subsidiaries in the last 24 months.

(6) In the calculation of operating profit before exceptional items the overheads included in disposals were only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(7) The organic movement percentage is the amount in the column headed ‘organic movement’ in the table above expressed as a percentage of the aggregate of the first three columns. The basis of the calculation of the organic movement is explained on page 21.

Organic brand performance
	Equivalent	Volume	Net sales*
	units	movement	movement
	million	%	%

Global priority brands

Smirnoff	24.2	5	4

Johnnie Walker	11.7	9	10

Guinness	11.6	2	4

Baileys	6.6	7	8

JεB	6.0	(1)	(1)

Captain Morgan	6.0	12	18

José Cuervo	4.2	1	5

Tanqueray	2.0	2	5

Total global priority brands	72.3	5	6

Local priority brands	22.7	–	3

Category brands	27.1	3	9

Total premium drinks	122.1	4	6

*after deducting excise duties.

25 Diageo Annual Report 2004	Operating and financial review

Additional information:

•	On a reported basis total volume increased 2% from 119.3 million equivalent units to 122.1 million equivalent units

•	On a reported basis net sales (after deducting excise duties) increased 1% from £6,636 million to £6,682 million

•	Smirnoff volume, excluding ready to drink, was up 6% and net sales (after deducting excise duties) was up 8%

•	Captain Morgan volume, excluding ready to drink, was up 8% and net sales (after deducting excise duties) was up 10%

•	Volume growth of the global priority brands, excluding ready to drink, was 5%, compared to 4% in the year ended 30 June 2003. Net sales (after deducting excise duties) growth of the global priority brands, excluding ready to drink, was 6%

Marketing investment Premium drinks marketing investment increased 1% on a reported basis from £1,026 million to £1,039 million. Organic marketing investment increased 6%, with a further 1% organic growth in promotional spend paid to customers which has been reclassified against turnover under application note (G) to FRS 5.

Analysis by individual market

     The figures for 2003 have been restated to reflect the adoption of FRS 17 — Retirement benefits, UITF abstract 38 — Accounting for ESOP trusts, and the amendment to FRS 5 — Reporting the substance of transactions (see ‘New accounting standards’ on page 55).

	2004		2003
				Operating
		Operating	Turnover	profit*
	Turnover	profit*	(restated)	(restated)
	£ million	£ million	£ million	£ million

Major markets

North America	2,659	694	2,759	708

Great Britain	1,411	207	1,380	203

Ireland	961	126	953	131

Spain	454	113	418	96

	5,485	1,140	5,510	1,138

Key markets	2,275	511	2,080	502

Venture markets	1,131	260	1,212	262

Total premium drinks	8,891	1,911	8,802	1,902

*before exceptional items.

26 Diageo Annual Report 2004	Operating and financial review

North America

Summary:

•	Continued strong performance by Diageo in this important market

•	Continued growth in global priority brands, together with mix improvement throughout the business, delivered double-digit growth in organic net sales (after deducting excise duties)

•	Further improvement in operating margin by 1.2 percentage points

•	Share gains in four of the six spirits categories

•	Smirnoff ready to drink volume up 15%, following new product launches

•	Incremental Seagram synergy benefit of £31 million

•	Marketing investment up 9% behind priority brands

•	Distributor strategy is on track

Key measures:
			Reported	Organic
	2004	2003	movement	movement
	£ million	£ million	%	%

Volume			1	3

Turnover	2,659	2,759	(4)	9

Net sales (after deducting excise duties)	2,240	2,299	(3)	10

Marketing	359	369	(3)	9

Operating profit before exceptional items	694	708	(2)	14

Reported performance Turnover was down from £2,759 million to £2,659 million in the year ended 30 June 2004. Operating profit before exceptional items decreased £14 million (2%), from £708 million in the year ended 30 June 2003 to £694 million in the year ended 30 June 2004.

Organic performance Exchange rate movements accounted for a reduction in turnover of £242 million, principally as a result of a weakness in the US dollar which moved from £1 = $1.59 in the year ended 30 June 2003 to £1 = $1.74 in the year ended 30 June 2004. In addition, the termination of distribution rights for Bass Ale in June 2003 and Cuervo 1800 in October 2002 reduced turnover by £58 million and £8 million, respectively. Other disposals, including Kamchatka in the United States and Gibson’s Whiskey in Canada, adversely affected turnover by £5 million. At constant exchange rates the turnover of brands owned or distributed throughout both periods was £213 million higher in the year ended 30 June 2004 than in the comparable period, as discussed within organic brand performance below. These factors combined to produce an overall decrease in turnover of £100 million.

     Operating profit before exceptional items was reduced by £86 million as a result of exchange rate movements. In addition, the termination of distribution rights and the disposals noted above reduced profit before exceptional items by £13 million. However, those brands owned or distributed throughout both periods contributed £85 million more in the year ended 30 June 2004 than in the year ended 30 June 2003. The net result of these factors was a decrease in operating profit before exceptional items of £14 million.

Organic brand performance:
	Volume	Net sales*
	movement	movement
	%	%

Smirnoff	3	12

Johnnie Walker	6	11

José Cuervo	1	6

Baileys	6	9

Captain Morgan	13	20

Tanqueray	–	4

Guinness	5	5

JεB	2	(1)

Total global priority brands	5	10

Local priority brands	–	4

Category brands	2	22

Total	3	10

*after deducting excise duties.

27 Diageo Annual Report 2004	Operating and financial review

Additional information:

•	Smirnoff volume, excluding ready to drink, was flat and net sales (after deducting excise duties) was up 5%

•	Captain Morgan volume, excluding ready to drink, was up 9% and net sales (after deducting excise duties) was up 11%

•	From 1 July 2003, terms of trade were harmonised between the former UDV and Seagram brands and freight is now billed as net sales (after deducting excise duties) for all brands. The actual freight cost is reported as cost of goods sold. This change increased reported net sales (after deducting excise duties) in the year by approximately 2 percentage points versus the prior year

•	Crown Royal, Diageo’s highest volume and most profitable local priority brand, grew volume 3%

New packaging was introduced for Smirnoff, marketing investment increased and pricing was revised to enable Smirnoff to compete in the higher growth segment of premium vodka. In the short term this has led to flat volume and some share erosion for Smirnoff, excluding ready to drink. However, along with the stronger growth of Smirnoff Twist and the growth of Smirnoff ready to drink, price and mix improved. Smirnoff ready to drink volume was up 15% due to the launch of Smirnoff Twisted V and share grew 15.1 percentage points to approximately 45% of the segment.

     Further strong volume growth of Johnnie Walker, with Johnnie Walker Black Label, up 8%, and continued impressive growth of the super premium offerings, Johnnie Walker Gold Label and Johnnie Walker Blue Label, drove mix improvement in the brand. Johnnie Walker Red Label, with volume up 2%, and Johnnie Walker Black Label both grew share in their respective segments.
     José Cuervo volume growth was constrained by pricing pressure from competitors. Net sales (after deducting excise duties) increased 6% reflecting growth in the higher margin Tradicional tequila and Margarita mixes. Marketing investment increased to support brand building and focus on José Cuervo’s premium position.
     Baileys solid growth continued with volume up 6% and share improved 1.4 percentage points in the cream liqueur category due in part to the launch of Baileys Minis in May 2003. Marketing investment continues to build the brand’s reach with innovative campaigns such as the new broadcast sponsorship deal to produce ‘Baileys in Tune’ with VH1, a popular cable TV music channel.
     Captain Morgan continues to grow volume and share in the fastest growing spirits category in the US, with share up 1.1 percentage points, boosted by the introduction of two new Parrot Bay Flavors. Net sales (after deducting excise duties) benefited from a price increase across parts of the United States.
     Tanqueray’s volume performance was held back in the second half as marketing campaigns were postponed until the brand’s transition from Schieffelin & Somerset to Diageo North America was completed. Tanqueray grew share of the imported gin segment by 1.1 percentage points.
     Guinness volume continued to outpace the total beer market, driven by increased sales and distribution of Guinness Draught in bottles and increased marketing around the St. Patrick’s Day selling period.
     JεB volume and net sales (after deducting excise duties) improved in the second half as the brand’s competitive position benefited from price increases taken by competitors.
     Volume performance of the local priority brands was flat. Crown Royal, which is at a price premium significantly above the competition, continued to deliver volume growth. Together with Beaulieu Vineyard up 35% and Sterling Vineyards up 22%, this volume growth offset declines in other local priority brands. Growth of these higher value brands, which represent 28% of Diageo’s local priority brand net sales (after deducting excise duties), delivered mix improvement.
     Similarly, in the category brands, growth of higher value brands such as Cîroc, Don Julio and Godiva, was partially offset in volume terms by the weaker performance of other category brands but delivered strong mix improvement.
     Marketing investment increased 9% broadly in line with net sales (after deducting excise duties) after adjusting for the change in terms of trade. Marketing investment increased due to higher media spend behind the global priority brands as well as a Crown Royal sponsorship agreement with the International Race of Champions. These increases were offset by an overall decline in ready to drink spend reflecting a shift in the nature of marketing activities, however share of voice increased.
     Diageo achieved further synergy benefits associated with the acquisition in December 2001 of the Seagram spirits and wine businesses of £31 million. In part, this was offset by costs in respect of the restructuring of Diageo’s relationship with Schieffelin & Somerset of £6 million.
     Diageo’s distributor consolidation strategy is on track. Dedicated distributor sales resources are in place for Diageo brands in 36 states plus Washington DC and distributors continue to build their organisations in terms of capabilities and infrastructure.

28 Diageo Annual Report 2004	Operating and financial review

Great Britain

Summary:

•	Despite good volume growth margin pressures negatively impacted net sales (after deducting excise duties)

•	Solid organic volume growth in spirits, with strong performances from Smirnoff Red and Gordon’s Gin

•	Diageo’s share of UK spirits grew from 23.6% to 24.8% in the year

•	Blossom Hill grew volume by 37%. Diageo’s volume share of branded wines segment is now 13.7% versus 11.4% last year

•	Guinness volume down 3% and ready to drink volume down 14% both in line with the decline in their respective segments

•	Reduced marketing spend due to fewer new product launches and lower ready to drink investment

Key measures:
			Reported	Organic
	2004	2003	movement	movement
	£ million	£ million	%	%

Volume			5	6

Turnover	1,411	1,380	2	3

Net sales (after deducting excise duties)	780	790	(1)	(1)

Marketing	124	139	(11)	(11)

Operating profit before exceptional items	207	203	2	(1)

Reported and organic performance Turnover in Great Britain was up 2% from £1,380 million to £1,411 million in the year ended 30 June 2004. The £31 million improvement was due to an organic increase of £39 million, offset by £8 million of disposals.

     Operating profit before exceptional items increased by 2% from £203 million to £207 million. The £4 million increase reflects a £2 million organic reduction combined with a £6 million benefit from disposals.

Organic brand performance:
	Volume	Net sales*
	movement	movement
	%	%

Smirnoff	11	(6)

Guinness	(3)	(2)

Baileys	5	12

Total global priority brands	5	(1)

Local priority brands	1	(6)

Category brands	16	6

Total	6	(1)

*after deducting excise duties.

In Great Britain, continued strong performance from spirits and wine, particularly Smirnoff Red up 19%, Gordon’s up 10% and Blossom Hill up 37%, drove 6% volume growth despite challenging trading conditions in beer and ready to drink. Share of spirits grew 1.2 percentage points to 24.8%.

     Net sales (after deducting excise duties) growth trailed volume growth as a result of negative mix due primarily to the decline in ready to drink. Additionally, the shift in sales from the on to the off trade, as well as further consolidation in both channels, created pressure on pricing.
     Smirnoff volume grew 11% as the strong performance of Smirnoff Red, up 19%, was offset by the decline in Smirnoff ready to drink volume, down 13%. Net sales (after deducting excise duty) were down 6% reflecting mix deterioration primarily driven by the decline in ready to drink.
     For Smirnoff Red, Diageo Great Britain’s largest spirit brand by volume, 2004 was a landmark year. Volume grew 19% passing the 3 million case mark and gaining 2.6 percentage points of share. New packaging, a strong marketing programme and new on trade distribution points were key volume drivers. A price increase was implemented on 1 April 2004.
     Smirnoff Ice remains the No. 1 ready to drink brand in Great Britain and increased its share by 1.7 percentage points, in a declining segment. Volume fell 13% and net sales (after deducting excise duty) declined 17%. Diageo’s share of the ready to drink segment declined slightly, by 0.3 percentage points to 33.9%, as volume declined due to the withdrawal of Gordon’s Edge and the decline of Archers Aqua.
     Baileys volume growth and positive mix is the result of the introduction of Baileys Glide. Baileys strategy is focused on broadening the brand footprint into new occasions.

29 Diageo Annual Report 2004	Operating and financial review

Guinness share in the beer category declined slightly, by 0.1 percentage points, the result of a 5% volume decline in the on trade, offset by 2% volume growth in the off trade. A price increase for Guinness Draught was implemented on 1 February 2004.

     The local priority brands delivered 1% volume growth. Gordon’s grew overall volume by 10% and gained share, driven by new advertising and the relaunch of Gordon’s Sloe Gin. Bell’s volume was down by 2%, but overall share grew to 16.0% and Bell’s remains the market leader. Archers volume declined 12% primarily due to the decline of Archers Aqua by 27%.
     Blossom Hill, which represents 8% of Diageo Great Britain’s net sales (after deducting excise duties), grew volume by 37% and gained 2.2 percentage share points of the branded wines segment. The brand now has the best selling red, white and rosé wines in Great Britain.
     Marketing investment was down by 11% principally due to a reduced number of product launches and lower ready to drink investment following the further decline of the ready to drink segment.

Ireland

Summary:

•	The results for Ireland reflect the continued decline of the beverage alcohol market, down a further 1%, and the shift from the on trade, where Diageo has the majority of its business, to the off trade

•	Guinness volume declined 6% and net sales (after deducting excise duties) decreased by 3%, benefiting from price increases

•	Diageo implemented a major restructuring to bring in a less complex and therefore lower cost operating model in response to the changes in the beverage alcohol market

Key measures:
			Reported	Organic
	2004	2003	movement	movement
	£ million	£ million	%	%

Volume			(4)	(4)

Turnover	961	953	1	(3)

Net sales (after deducting excise duties)	641	638	–	(3)

Marketing	76	67	13	9

Operating profit before exceptional items	126	131	(4)	(10)

Reported performance In Ireland, turnover increased on a reported basis from £953 million in the year ended 30 June 2003 to £961 million in the year ended 30 June 2004. Operating profit before exceptional items was down from £131 million to £126 million.

Organic performance Although reported turnover was up £8 million, the main reason for this was the strength of the euro, which had a beneficial impact of £37 million. The weighted average exchange rate used for translation strengthened from £1 = €1.52 for the year ended 30 June 2003 to £1 = €1.45 for the year ended 30 June 2004. Market decline and brand performance reduced turnover by £28 million and disposals reduced it by £1 million.

     For operating profit before exceptional items, the strength of the euro had a £9 million positive impact. This benefit was more than offset by a £15 million restructuring charge to bring in a less complex and therefore lower cost operating model. Other factors benefited operating profit before exceptional items by £1 million.

Organic brand performance:
	Volume	Net sales*
	movement	movement
	%	%

Guinness	(6)	(3)

Smirnoff	(4)	(11)

Baileys	(12)	(11)

Total global priority brands	(6)	(5)

Local priority brands	(4)	(3)

Category brands	9	–

Total	(4)	(3)

*after deducting excise duties.

30 Diageo Annual Report 2004	Operating and financial review

The beverage alcohol market in Ireland declined by a further 1% in the year, impacted by some decline in consumer confidence and an acceleration in the shift from the on to the off trade. The shift towards the off trade is largely attributed to lifestyle and demographics changes, continued price competition in the off trade and to the initial impact in the on trade of the smoking ban introduced in March 2004. The on trade declined by 6% and now represents 57% of the market volume, while the off trade grew by 7%.

     Diageo’s volume declined by 4% in the full year. The volume decline of 6% in the first half slowed to 1% in the six months ended 30 June 2004, partly reflecting comparison against the prior period which had been negatively impacted by duty increases in December 2002. Diageo’s share of the total market declined 1.5 percentage points, primarily driven by the shift to the off trade where Diageo’s brands have lower share than in the on trade. Increased competition from imported beer, which has been discounted aggressively by off trade retailers, has also adversely impacted share.
     Net sales (after deducting excise duties) decreased by 3%. Price increases on beer brands in March 2003 and June 2004 have partially offset the impact of the volume decline.
     Guinness share of long alcoholic drinks (beer, cider and ready to drink) declined 1.5 percentage points in the year due to the continued switch from on to off trade and the hot summer in the first quarter of the financial year that benefited other segments within long alcoholic drinks.
     The spirits market in Ireland continued to decline, in part due to the continued impact of the duty increase of over 40% in December 2002. However, Smirnoff, excluding ready to drink, increased share of the vodka category by 3.0 percentage points. The ready to drink segment represents only 1% of the Irish market.
     Volume in the local priority lager brands, Budweiser, Carlsberg and Harp, was down 3% again affected by the on trade to off trade switch. Smithwicks volume also declined. Category brands, where volume grew 9%, represent only 8% of total volume.
     Marketing spend on an organic basis was up 9%. This increase was the result of a change in treatment of certain costs. On a like for like basis, spend was flat.

Spain

Summary:

•	Diageo’s organic volume grew by 3% and share increased by 0.6 percentage points despite further decline in the Spanish spirits market

•	Performance by brand was mixed, but overall mix improved, driven by volume growth in Johnnie Walker and Cacique as well as price increases implemented in April 2004

Key measures:
			Reported	Organic
	2004	2003	movement	movement
	£ million	£ million	%	%

Volume			2	3

Turnover	454	418	9	4

Net sales (after deducting excise duties)	342	316	8	4

Marketing	68	64	6	1

Operating profit before exceptional items	113	96	18	10

Reported performance Reported turnover was £454 million in the year ended 30 June 2004, up 9% against the £418 million reported in the prior year. Reported operating profit before exceptional items was up £17 million (18%) from £96 million in the year ended 30 June 2003 to £113 million in the current year.

Organic performance Favourable exchange rate variances due to the strength of the euro positively impacted reported turnover by £20 million. There was a £2 million adverse impact from the loss of the distribution rights for Lagunilla wines in January 2003. Organic growth of brands owned throughout this and the comparable period contributed £18 million.

     Operating profit before exceptional items increased £17 million as a result of the strong euro, £7 million, and growth of continuing brands, £10 million.

31 Diageo Annual Report 2004	Operating and financial review

Organic brand performance:
	Volume	Net sales*
	movement	movement
	%	%

JεB	(1)	(3)

Baileys	3	7

Johnnie Walker	13	13

Smirnoff	2	(6)

Total global priority brands	2	1

Local priority brands	12	16

Category brands	(6)	2

Total	3	4

*after deducting excise duties.

JεB volume was down in the standard scotch and local whisky category which continues to decline. However, JεB remains the number one brand with 26% share of the category. The withdrawal of JεB Twist negatively impacted mix and net sales (after deducting excise duties) were down 3% despite a 3% price increase in April.

     Baileys continued to lead the cream liqueur segment with volume up 3% and share up 0.8 percentage points, to 65.3%. Net sales (after deducting excise duties) benefited from a 4% price increase implemented in April.
     Johnnie Walker volume increased 13% and gained share driven by growth in Johnnie Walker Red Label. A moderate price increase was taken in April.
     Smirnoff volume growth was driven by 4% growth in Smirnoff Red, offset by a decline in Smirnoff ready to drink which negatively impacted net sales (after deducting excise duties). Smirnoff continues to lead the vodka category with 35.4% share.
     Local priority brand performance was up, driven primarily by Cacique whose volume grew 14% despite higher pricing.
Cacique continued to lead the dark rum segment with approximately 37% share, but lost 0.4 percentage points of share as a result of strong promotional activity from smaller competitors.
     The category brand volume performance was driven by a decline in Bell’s of over 40% as distribution agreements were restructured, although mix improved. This volume decline was partially offset by 9% volume growth of Pampero.
     Spanish consumer trends continue to move from scotch to wine and dark rum, while socio-economic and regulatory pressures have accelerated the switch from on to off trade. Despite these trends, Diageo grew overall share to 19.3%, which represents an improvement of 0.6 percentage points.
     Marketing spend increased 1% driven by increased media spend on Cacique to support higher pricing, offset by a significant reduction in ready to drink spend. Excluding ready to drink, marketing spend increased 9%. Overall media investment has increased 17% and new campaigns have been launched on many priority brands. Diageo introduced new advertising and promotional brand building activities such as JεB Comedy and the Nightology Boat, a floating JεB disco which travels to different cities along the Spanish coast.

Key markets

Summary:

•	Improved performance by the global priority brands delivered improved operating profit growth in the year

•	Strong growth in Africa and Australia and excellent results in Latin America despite difficult economic conditions

•	Challenging conditions in Europe

Key measures:
			Reported	Organic
	2004*	2003**	movement	movement
	£ million	£ million	%	%

Volume			7	4

Turnover	2,275	2,080	9	6

Net sales (after deducting excise duties)	1,789	1,637	9	7

Marketing	280	220	27	10

Operating profit before exceptional items	511	502	2	5

*including Germany, excluding Portugal.
**including Portugal, excluding Germany.

32 Diageo Annual Report 2004	Operating and financial review

From 1 July 2003, Germany has been reported within key markets (previously within venture markets) and Portugal has been reported within venture markets (previously within key markets).

Reported performance Reported turnover in the year ended 30 June 2004 was £2,275 million, up 9% on the prior year figure of £2,080 million. Operating profit before exceptional items was up 2% at £511 million for the year ended 30 June 2004.

Organic performance Turnover in key markets was up £195 million compared with the year ended 30 June 2003. There were unfavourable exchange movements of £49 million, principally on the Venezuelan bolivar and the Nigerian naira, offset by a £119 million improvement in organic performance. In addition, the Germany/Portugal transfer noted above increased turnover by £139 million. The sale of 50% of Don Julio in January 2003 (which has since been accounted for as an associate) negatively impacted turnover by £14 million.

     There has been a £9 million increase in reported operating profit before exceptional items. This increase was due to organic improvements in brand performance of £26 million and an increase of £18 million in respect of the Germany/Portugal transfer, partly offset by unfavourable exchange rate movements of £30 million (principally the Venezuelan bolivar) and the Don Julio disposal of £5 million.

Organic brand performance:
	Volume	Net sales*
	movement	movement
	%	%

Johnnie Walker	6	8

Smirnoff	8	4

Guinness	11	20

Baileys	9	8

JεB	(7)	(5)

Total global priority brands	7	8

Local priority brands	1	5

Category brands	1	4

Total	4	7

*after deducting excise duties.

Overall key markets volume growth was achieved through strong performance in Africa, Latin America, Australia and global duty free. Volume growth together with price increases in Africa and Australia and overall favourable mix delivered 7% net sales (after deducting excise duties) growth.

     The volume growth in global priority brands was led by strong performance of Johnnie Walker, Smirnoff and Guinness, which together constitute approximately 40% of key markets volume and net sales (after deducting excise duties). Johnnie Walker grew 6%, primarily driven by strong performances in global duty free and Australia. Smirnoff volume increased 8%, with Smirnoff Red up 10% and ready to drink up 1%. Net sales (after deducting excise duties) of Smirnoff increased 4% as negative mix in Germany was only partially offset by price increases in South Africa and Australia. Guinness volume grew 11%, with continued strength in Africa and net sales increased 20% following price increases there. Baileys volume grew on strong performance in global duty free and Australia. JεB volume declined 7% on weakness in the scotch category in Korea.
     Local priority brand volume increased, as strong performance of Bundaberg ready to drink (Australia), up 35%, and Malta Guinness (Africa), up 20%, compensated for declines in Tusker and Pilsner (Kenya) and Windsor (South Korea) reflecting beverage alcohol market declines in the challenging economic environments of Kenya and South Korea. Net sales (after deducting excise duties) grew 5%, primarily driven by price increases on over 50% of local priority brand volume.
     Category brand growth was primarily driven by growth in Africa and Latin America with favourable mix and some price increases.
     Ready to drink volume increased by 9% with strong performance in Australia where volume rose 28% and in France, following the launch of Smirnoff Ice in May 2003. African volume fell slightly, by 1%, and Germany suffered a major decline as the ready to drink segment declined by over 40% following the announcement of higher duty rates on ready to drink.
     Marketing investment grew 10% driven by increased spend behind global priority brands, Bundaberg in Australia, and ready to drink in France and Japan. Ready to drink investment in Germany was curtailed, however core spirits investment was maintained.
     Africa, which is Diageo’s second largest market by volume, sustained its strong performance growing volume by 5%. Guinness volume increased 11% principally driven by growth in Nigeria and Ghana. Nigeria benefited from a growing beer market and successful trade activities focused on reducing distributor stock outs, while Ghana has been fuelled by strong demand, the launch of Guinness Extra Smooth and increased capacity following further production investment. Smirnoff Red volume declined 1%, still impacted by the consumer trend towards beer and gin in South Africa. Successful advertising and promotional activities drove Johnnie Walker volume growth of 6% and Captain Morgan volume growth of 9%. Malta Guinness grew 20%, with strong demand, improved distribution and increased capacity availability. The challenging economic environment in Kenya led the beverage alcohol market to fall and consumers to trade down to value lagers and spirits, adversely impacting premium local priority lager brands such as Tusker and Pilsner.

33 Diageo Annual Report 2004	Operating and financial review

Net sales (after deducting excise duties) in Africa grew 16%, benefiting primarily from price increases. Marketing investment increased 23% to support top-line growth and the launch of Guinness Extra Smooth. In South Africa, a partnership with Heineken and Namibia Breweries was formed, brandhouse, to capture the opportunity provided by the consumer trend towards trading up to premium brands.

     In Latin America key markets, overall volume increased by 10% in a relatively stagnant beverage alcohol market, resulting in many instances of share gains. In Brazil, Paraguay and Uruguay, Johnnie Walker volume grew 21% owing to excellent promotion execution and heightened media investment. Johnnie Walker Black Label and Johnnie Walker Red Label each grew share by over 5 percentage points in their respective categories in Brazil. Smirnoff Red volume rose 20% across the three countries, driven by successful marketing investment and overall economic improvement. However, share declined 1 percentage point in Brazil as pressure from non-premium brands remains.
     In Venezuela, volume rose 9%, despite the decline in the premium beverage alcohol market. Johnnie Walker and Buchanan’s increased volume and share, aided by strong brand positioning. Operating profit benefited from a £10 million gain on the disposal of government bonds purchased in the prior year to hedge exchange risk. Mexico’s performance was strong with volume growth in Johnnie Walker, JεB, Baileys and Buchanan’s, resulting from increased marketing investment. In Colombia volume grew 92%, benefiting from a newly implemented direct distribution system, strong promotional discounts and the spirits tax reform.
     In Australia, volume, share and net sales grew for Johnnie Walker, Smirnoff, Baileys and Bundaberg, which together constitute over 65% of volume and net sales. Overall portfolio volume grew 7% and share of spirits increased by 1 percentage point in a flat spirits market. Bundaberg, growing 14% on strong ready to drink performance, established itself as the number one spirit and ready to drink brand in Australia. The Johnnie Walker portfolio increased volume 10%. Smirnoff Red volume grew 14% and share of vodka increased 3.9 percentage points to 54%, lifted by the new packaging launch and Smirnoff Ice growth. Baileys volume increased 26% and share increased 7.2 percentage points to 30.3%, on improved visibility and pricing. Ready to drink performed exceptionally well, growing share by 3.5 percentage points to 33.9% in a segment growing 13%. These volume increases were offset by decline in Captain Morgan, down 29% and category brands, down 8%, primarily due to the decline in secondary scotches. Net sales (after deducting excise duties) increased 16% boosted primarily by price increases.
     Global duty free gained further momentum in the second half, completing the year with 11% growth in volume. Performance has rebounded compared to the prior period when travel was affected by the impact of the Iraq conflict and the SARS outbreak. Robust, double-digit volume growth was achieved in Johnnie Walker Black Label and Smirnoff Red as well as in Tanqueray and Captain Morgan. Johnnie Walker super premium brands volume grew 35% driven by strong performance in Asia.
     In Asia, trading conditions were mixed. Volume in South Korea fell by 16% as the scotch category declined 20%. However, net sales (after deducting excise duties) only fell by 10% benefiting from a price increase on Windsor 17. Windsor volume declined but share increased by 2 percentage points on the strength of super premium Windsor 17. Dimple volume declined by only 1%, benefiting from increased marketing investment, new packaging and route to market initiatives.
     Volume in Japan fell by 7% as declines in Johnnie Walker Black Label and Smirnoff ready to drink offset growth in Johnnie Walker Red Label and Baileys. Despite overall volume decline, nearly all brands gained share. Volume in Thailand fell 8%, however global priority brand volume, excluding ready to drink, increased by 5%.
     In the European key markets, the economic environment has made trading challenging. Volume in France recovered in the second half, up 2% for the year. Strong performance in Smirnoff Red and Smirnoff Ice offset the continuing weakness of the beverage alcohol market. Volume in Germany declined 11%, as spirits and ready to drink continue to be hampered by the importance of discounted own-label brands. Smirnoff Red volume increased 19%, with strong on trade performance supported by successful promotional activities.
     In Greece, volume grew 2%, share was maintained and price increases were taken on over 50% of volume. Johnnie Walker volume increased 3% on strong advertising and promotion in a declining whisky category. Smirnoff Red accelerated in the second half and volume rose 12% for the year, owing to repositioning supported by successful media and on trade activities. The ready to drink segment, which represents less than 5% of Diageo’s volume in Greece, continued to fall. Diageo, however, grew share while volume declined substantially.

Venture markets

Summary:

•	Continued volume growth in global priority brands and mix improvement on category brands drove organic operating profit growth of 9%.

•	Strong performances from Johnnie Walker, Smirnoff and Baileys

•	Declining ready to drink segment

•	Strong growth in the Middle East, Americas and Caribbean and Asia (ex Philippines)

•	Mixed performance across Europe with significant growth achieved in Portugal, Russia and the Nordics

•	Underperformance in balance of Europe largely due to ready to drink segment decline

•	Marketing investment up sharply in strategically selected markets

34 Diageo Annual Report 2004	Operating and financial review

Key measures:
			Reported	Organic
	2004*	2003**	movement	movement
	£ million	£ million	%	%

Volume			(3)	7

Turnover	1,131	1,212	(7)	10

Net sales (after deducting excise duties)	890	956	(7)	9

Marketing	132	167	(21)	6

Operating profit before exceptional items	260	262	(1)	9

*including Portugal, excluding Germany.
**including Germany, excluding Portugal.

From 1 July 2003, Portugal has been reported within venture markets (previously within key markets) and Germany has been reported within key markets (previously within venture markets).

Reported performance Reported turnover in venture markets was down £81 million (7%) in the year ended 30 June 2004 compared with the year ended 30 June 2003. Reported operating profit before exceptional items declined by £2 million (1%) in the current year, compared with the £262 million reported in the year ended 30 June 2003.

Organic performance Strong organic turnover performance of the brands in venture markets, up £104 million against the prior year, was principally offset by the Germany/Portugal transfer noted above (decrease of £139 million) and adverse exchange rate movements of £37 million. In addition, the impact of disposals reduced turnover in the current year by £9 million (principally Gilbey’s Green and White Whisky in India), leading to an overall decrease of £81 million compared with the year ended 30 June 2003.

     Operating profit before exceptional items was down by £2 million. Strong organic growth of the brands, £22 million, was offset by the Germany/Portugal transfer noted above (decrease of £18 million), negative exchange rate movements of £5 million and disposals of £1 million.

Organic brand performance:
	Volume	Net sales*
	movement	movement
	%	%

Johnnie Walker	13	13

Smirnoff	9	1

Guinness	(1)	2

Baileys	9	7

JεB	6	6

Total global priority brands	9	7

Local priority brands	(17)	3

Category brands	5	15

Total	7	9

*after deducting excise duties.

Volume growth of Johnnie Walker was driven by growth of 24% in Asia venture markets through expanding brand awareness and availability and investment in proven growth drivers. Volume of Johnnie Walker in China grew 68%, albeit from a small base.

     Smirnoff volume growth was driven by the Middle East, which grew 24% supported by improved visibility and availability and a positive response to the launch of the new packaging and flavours. Net sales (after deducting excise duties) growth was negatively impacted by the decline of ready to drink volume.
     Baileys volume growth was primarily due to 56% growth in the Americas and Caribbean markets. Declining sales and price pressure in Italy, which represents 25% of Baileys venture markets net sales (after deducting excise duties), negatively impacted net sales (after deducting excise duties) growth.
     Guinness volume decline was due to a strategic decision in Malaysia to limit duty free sales due to the lower margin in this channel. In the Malaysian domestic market, Guinness grew at 7%. The Guinness volume decline in Asia was partially offset by strong growth in the Caribbean markets.
     Ready to drink volume declined 13% due to the decision to withdraw Gilbey’s Island Punch from the Philippines market, a weak segment in parts of Europe and a slowdown in new market launches. This decline was partially offset by Smirnoff ready to drink growth in the Americas and Caribbean markets and in the Nordics.

35 Diageo Annual Report 2004	Operating and financial review

Red Stripe, venture markets’ only local priority brand, recorded a 17% volume decline due to duty and price increases in the second half of fiscal 2003, and a tough economic environment in Jamaica. However, the brand achieved a 3% net sales (after deducting excise duties) growth due to the substantial price increases.

     Category brands delivered a 5% volume growth, led by growth in whisky and wines in the Americas and Caribbean and beer in Malaysia. Americas and Caribbean venture markets delivered 21% volume growth. Nearly 60% of this growth came from Argentina, Chile and Peru. Contributors to this have been growth in licensed border stores, together with excellent Christmas campaign execution, especially on Johnnie Walker and Baileys.
     Middle East venture markets delivered 15% volume growth despite the continued political uncertainty across the region. The key drivers of the global priority brands growth were the new packaging of Smirnoff Red and duty free promotions led by Smirnoff and Johnnie Walker. The Indian market achieved 47% volume growth from a small base, with strong performance from Smirnoff and Johnnie Walker.
     Asia venture markets delivered 5% volume growth buoyed by growing economies and positive comparison against 2003 which was impacted by SARS. China grew 77% in volume from a small base, as increased investment behind brands and in-market capabilities builds the business there.
     In Central and Eastern European markets, performance was mixed with some important positive results. The Russian hub delivered strong volume growth of 25%, through increased focused marketing investment and price repositioning on key brands. Portugal delivered 24% volume growth despite an aggressive competitive environment. The Nordics grew volume by 8% on spirits tax reductions and new product launches.
     In Europe, Belgium, Netherlands and Switzerland underperformed due to a decline in the ready to drink segment and the trend towards the off trade. The Canaries were impacted by significant trade destocking and weak tourism.
     Marketing investment grew 6% as investment increased in strategically selected markets such as Americas and Caribbean, supporting 21% volume growth, and in Portugal, supporting 24% volume growth. In the Americas and Caribbean, marketing investment focused on global priority brands while, in Portugal it was concentrated on JεB.

Operating results — 2003 compared with 2002

Summary consolidated profit and loss account
	2003			2002
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
	£ million	£ million	£ million	£ million	£ million	£ million

Turnover	9,281	–	9,281	10,900	–	10,900

Operating costs	(7,326)	(168)	(7,494)	(8,900)	(470)	(9,370)

Operating profit	1,955	(168)	1,787	2,000	(470)	1,530

Share of associates’ profits	478	(21)	457	324	(41)	283

Disposal of fixed assets		(43)	(43)		(22)	(22)

Disposal of businesses		(1,254)	(1,254)		813	813

Finance charges	(315)	–	(315)	(295)	–	(295)

Profit before taxation	2,118	(1,486)	632	2,029	280	2,309

Taxation	(543)	52	(491)	(512)	(121)	(633)

Profit after taxation	1,575	(1,434)	141	1,517	159	1,676

Minority interests	(91)	–	(91)	(87)	–	(87)

Profit for the year	1,484	(1,434)	50	1,430	159	1,589

Note: Exceptional items under UK GAAP represent items which, in management’s judgement, are material items that arise from events or transactions that fall within the ordinary activities of the group but, by virtue of their size or incidence, should be separately disclosed if the financial statements are to properly reflect the results for the period. Exceptional items under UK GAAP do not represent extraordinary items under US GAAP.

Turnover

Overall Turnover decreased by £1,619 million (15%) from £10,900 million in the prior year to £9,281 million in the year ended 30 June 2003, following the disposals of Pillsbury in October 2001 and Burger King in December 2002, both of which are accounted for as discontinued operations and which contributed £479 million to turnover in the year ended 30 June 2003 compared with £2,361 million in the prior year.

36 Diageo Annual Report 2004	Operating and financial review

Continuing operations — premium drinks For continuing operations, which now represents Diageo’s premium drinks business, turnover increased by £263 million (3%) from £8,539 million in the year ended 30 June 2002 to £8,802 million in the year ended 30 June 2003. The Seagram spirits and wine businesses, which were acquired on 21 December 2001, contributed £1,214 million to turnover during the year, compared with £573 million in the six month period ended 30 June 2002. This increase attributable to the acquired Seagram business was partly offset by the impact of brands which were disposed of during the two year period ended 30 June 2003 of £327 million, principally due to Malibu (impact of £107 million), North American wine brands (£42 million) which were sold in May and April 2002 respectively, and the loss of the distribution rights of Jack Daniels and Southern Comfort in Great Britain, effective August 2002 (£108 million). Turnover was also adversely impacted by the effect of exchange rate movements, primarily the US dollar, which reduced turnover by an estimated £303 million. The remaining £243 million increase in turnover reflects the underlying performance of the ongoing brand portfolio which saw volume increase by 1%.

Discontinued operations Burger King contributed £479 million to turnover in the year ended 30 June 2003 compared with £1,123 million in the year ended 30 June 2002, following the disposal of Burger King in December 2002. Turnover in the year ended 30 June 2002 also included £1,238 million from Pillsbury which was sold on 31 October 2001.

Operating costs

Overall Operating costs decreased by £1,876 million (20% on a reported basis) from £9,370 million in the year ended 30 June 2002 to £7,494 million in the year ended 30 June 2003. This decrease was caused by the disposals of Pillsbury in October 2001, which had £1,061 million operating costs in the prior year, and Burger King in December 2002, whose operating costs fell by £565 million reflecting the reduction in the period of ownership by the group. Operating costs of premium drinks decreased by £250 million.

Continuing operations — premium drinks For continuing operations, which now represents Diageo’s premium drinks business, operating costs decreased by £250 million (3% on a reported basis) from £7,318 million in the year ended 30 June 2002 to £7,068 million in the year ended 30 June 2003. Operating exceptional costs for continuing operations decreased by £281 million from £449 million in the prior year to £168 million (these are discussed under exceptional operating costs below).

     Excluding the exceptional operating costs, continuing operating costs increased by £31 million (0.5%) from £6,869 million in the year ended 30 June 2002 to £6,900 million in the year ended 30 June 2003. There were increases in operating costs compared with the prior period arising from the acquisition of the Seagram spirits and wine businesses in December 2001 and from organic increases in marketing and other costs. These were almost fully offset by reductions in costs from the movements in exchange rates (£265 million), principally the US dollar, and from disposals (£254 million), principally the loss of the distribution rights for Jack Daniels and Southern Comfort in the United Kingdom (£103 million) and Malibu (£67 million).
     Marketing investment for premium drinks increased by £38 million (4%) to £1,026 million. The major drivers of the increase were higher spend on the Johnnie Walker, Baileys and Smirnoff brands and behind the launch of Smirnoff Ice in key and venture markets. Marketing spend on JεB declined and spend on Guinness was down as a result of a reduction in spend in Great Britain and in Ireland.

Operating profit before exceptional items

Overall Operating profit before exceptional items decreased by £45 million from £2,000 million to £1,955 million. The decrease reflects an increase attributable to premium drinks of £232 million, offset by a reduced contribution of £277 million from discontinued operations.

Continuing operations — premium drinks Operating profit before exceptional items for premium drinks increased by £232 million (14%) from £1,670 million to £1,902 million. The Seagram businesses, in the six months ended 31 December 2002, contributed £211 million, but this was offset by a £73 million impact of businesses disposed of, primarily Malibu (impact of £40 million) and North American wine brands (£5 million) which were sold in May and April 2002 respectively, and the loss of the distribution rights of Jack Daniels and Southern Comfort in the United Kingdom, effective August 2002 (£10 million). £132 million of the increase in operating profit before exceptional items is attributable to the organic performance of the brand portfolio, discussed in more detail below. Exchange rate movements, net of the effect of currency hedging, had an adverse impact on operating profit before exceptional items of £38 million.

Discontinued operations The results for the year included an operating profit contribution of £53 million from discontinued operations (Burger King only), compared with £330 million in the year ended 30 June 2002 (Burger King and Pillsbury).

Exceptional operating costs

Overall The operating profit for the year ended 30 June 2003 is after exceptional operating charges of £168 million compared to £470 million (including £21 million in respect of discontinued operations) for the year ended 30 June 2002. This comprised integration and restructuring costs of £225 million, offset by £57 million received on the termination of Bass distribution rights in the United States.

37 Diageo Annual Report 2004	Operating and financial review

Continuing operations — premium drinks In the year ended 30 June 2003, £177 million was incurred in respect of the integration of the Seagram spirits and wine businesses, acquired in December 2001 (year ended 30 June 2002 — £164 million). Approximately £43 million of these costs were employee related, £7 million were in respect of write downs of tangible fixed assets, £57 million were incurred in putting in place new distributor and broker agreements as part of the Next Generation Growth programme in the United States, and the balance included consultancy and systems costs. The majority of these costs were incurred in North America and the United Kingdom. It is expected that the total programme cost of restructuring and integrating the business will be approximately $700 million (£460 million) of which $590 million (£390 million) is expected to be cash. As a result of the amount charged to the profit and loss account in the two years ended 30 June 2003, it is anticipated that approximately 2,200 jobs will be lost of which some 1,800 had been terminated by 30 June 2003. On completion of the programme it is anticipated that some 2,500 jobs will be lost and that integration synergy will reduce Diageo’s annual cost base by approximately £115 million in the year ending 30 June 2005. The above merger synergy represents a management estimate and, as a forward-looking statement, involves risk and uncertainty. The expected level of synergy is based on a number of assumptions, including certain expectations concerning: the integration of back offices and sales forces in subsidiary regional offices resulting in headcount reductions and rationalisation of facilities; headcount reductions in central and regional offices; and procurement savings through improvement of supplier terms.

     £48 million (2002 — £48 million; 2001 — £74 million) was incurred in respect of the restructuring of the UDV (spirits and wine) and the Guinness (beer) businesses. Approximately £28 million of the costs were employee related and the balance included legal and professional costs. Total costs of this integration amounted to £170 million charged to the profit and loss account over the three years ended 30 June 2003, and no further costs are expected. As a result of the restructuring charge in the three years ended 30 June 2003, it is anticipated that approximately 750 jobs will be lost, of which approximately 600 had been terminated at 30 June 2003.
     Effective 30 June 2003, Diageo relinquished its distribution rights for Bass Ale in the United States. Under the distribution agreement, Diageo had the right to continue selling and marketing the brand in the United States until July 2016. Consideration of £57 million received has been accounted for as an exceptional operating item.
     In the year ended 30 June 2002, exceptional operating costs in relation to the premium drinks business included £164 million in respect of the integration of the Seagram spirits and wine businesses, £48 million in respect of the restructuring of the UDV and Guinness businesses and £220 million in respect of a settlement with José Cuervo following the termination of litigation and the formalisation of new arrangements for the distribution by Diageo of José Cuervo brands in the United States. In addition, £17 million was incurred on the reorganisation of beer production facilities in Ireland. These costs were in respect of a provision for additional pension benefits for certain employees.

Discontinued operations There were no exceptional operating costs in relation to discontinued operations in the year ended 30 June 2003. In the prior year, exceptional operating costs for discontinued operations comprised £21 million in relation to the restructuring of franchisee loan financing arrangements in anticipation of the disposal of the Burger King business.

Associates

The group’s share of profits of associates before exceptional items was £478 million for the year compared with £324 million in the year ended 30 June 2002. The 21% equity interest in General Mills contributed £287 million (£143 million in the eight months ended 30 June 2002). Exceptional items for associates comprised £18 million for Diageo’s share of General Mills’ exceptional costs incurred on its restructuring of the acquired Pillsbury business, and £3 million in respect of restructuring within Moët Hennessy.

Finance charges

Finance charges increased by £20 million (7%) from £295 million in the prior year to £315 million in the year ended 30 June 2003. The net interest charge decreased by £54 million, from £399 million in the prior year to £345 million in the year ended 30 June 2003 as the net benefits of £76 million in respect of the disposal of businesses, of £27 million from exchange rate related movements, and of £44 million from the reduction in interest rates were offset by other factors. These factors included an increase of £14 million in the amount relating to the share of General Mills’ interest charge, the effect of business acquisitions, principally the Seagram spirits and wine businesses, of £60 million and the funding of the share repurchases which increased the interest charge by £43 million. Other finance income was £30 million in the year ended 30 June 2003, compared with £104 million in the prior year. This adverse movement is principally due to a lower level of finance income in respect of the group’s post employment plans in the year ended 30 June 2003 (£36 million) than in the year ended 30 June 2002 (£104 million).

Non operating exceptional items

Non operating exceptional items before taxation comprise losses of £43 million on disposal of fixed assets and losses of £1,254 million on disposal of businesses in the year ended 30 June 2003 compared with losses of £22 million and gains of £813 million respectively in the prior year.

     Burger King was sold on 13 December 2002 for $1.5 billion (£0.9 billion). The sale resulted in a pre tax charge of £1,441 million, after writing back goodwill previously written off to reserves of £673 million. Diageo retained $213 million (£129 million) of subordinated debt, with a ten year maturity (2013), from the Burger King Company. In addition, Diageo has guaranteed up to $850 million (£515 million) of borrowings of the Burger King Company. These loans have a term of five years from December 2002, although Diageo and Burger King have structured their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to December 2007. The loss on disposal of Burger King was partially offset by the receipt of £171 million additional consideration on the disposal of Pillsbury. Gains on disposals of businesses in the year ended 30 June 2002 principally related to the disposal of Malibu (£532 million) and Pillsbury (£314 million).

Taxation

The effective rate of taxation on profit before exceptional items for the year ended 30 June 2003 was 25.6%, restated from the originally reported 25%, compared with 25.2% for the year ended 30 June 2002. The restatement was made following compliance with the accounting pronouncements for post employment plans and share trusts which Diageo adopted from 1 July 2003. After exceptional items the effective

38 Diageo Annual Report 2004	Operating and financial review

rate of taxation was 77.7% for the year ended 30 June 2003 compared with 27.4% for the year ended 30 June 2002. The effective rate of taxation for the year ended 30 June 2003 reflected the fact that the pre tax loss on the disposal of Burger King was £1,441 million with associated tax relief of £80 million.

Premium drinks

The following discussion provides additional commentary on the trading performance of the premium drinks business with the equivalent period in the prior year.

     In the discussion, movements are segregated between ‘reported’ or ‘organic’ performance. ‘Reported’ means that the measure reflects movement in the number disclosed in the consolidated financial statements. ‘Organic’ represents the movement excluding the impact of exchange, acquisitions and disposals. In the discussion, under ‘organic brand performance’ for each market, movements given for volume, turnover, net sales (after deducting excise duties) and marketing expenditure are organic movements. A further description of organic movement, how it is calculated and why it is considered useful for the reader is set out on pages 20 and 21.

The organic movement calculations for turnover, net sales (after deducting excise duties) and operating profit before exceptional items for the year ended 30 June 2003 were as follows:
	2002				Organic	2003	Organic
	Reported	Exchange			movement	Reported	movement
	(restated)	(restated)	Disposals	Acquisitions	(restated)	(restated)	(restated)
	£ million	£ million	£ million	£ million	£ million	£ million	%

Turnover

Major markets:

North America	2,641	(234)	(105)	444	13	2,759	1

Great Britain	1,418	–	(135)	17	80	1,380	6

Ireland	937	40	(15)	1	(10)	953	(1)

Spain	368	20	(11)	35	6	418	2

	5,364	(174)	(266)	497	89	5,510	2

Key markets	2,031	(108)	(30)	141	46	2,080	2

Venture markets	1,144	(21)	(31)	12	108	1,212	10

Total premium drinks	8,539	(303)	(327)	650	243	8,802	3

Net sales (after deducting excise duties)

Major markets:

North America	2,202	(194)	(95)	373	13	2,299	1

Great Britain	847	–	(84)	9	18	790	2

Ireland	625	27	(13)	1	(2)	638	–

Spain	286	17	(10)	26	(3)	316	(1)

	3,960	(150)	(202)	409	26	4,043	1

Key markets	1,584	(89)	(27)	100	69	1,637	5

Venture markets	876	(22)	(26)	9	119	956	14

Total premium drinks	6,420	(261)	(255)	518	214	6,636	4

Excise duties	2,119					2,166

Turnover	8,539					8,802

Operating profit before exceptional items

Major markets:

North America	523	(2)	(30)	154	63	708	13

Great Britain	187	–	(17)	4	29	203	17

Ireland	136	6	(2)	–	(9)	131	(7)

Spain	90	1	(2)	11	(4)	96	(4)

	936	5	(51)	169	79	1,138	9

Key markets	501	(41)	(12)	39	15	502	3

Venture markets	233	(2)	(10)	3	38	262	17

Total premium drinks	1,670	(38)	(73)	211	132	1,902	8

39 Diageo Annual Report 2004	Operating and financial review

Notes

(1) The reported turnover and net sales (after deducting excise duties) for the years ended 30 June 2003 and 30 June 2002 have been restated following the adoption of application note G to FRS 5 — Reporting the substance of transactions. The change reduced turnover and net sales (after deducting excise duties) by £159 million in the year ended 30 June 2003 (year ended 30 June 2002 — £165 million) in respect of the following markets: £36 million for North America, £49 million for Great Britain, £6 million for Spain, £49 million for key markets and £19 million for venture markets (year ended 30 June 2002: £28 million, £49 million, £12 million, £47 million and £29 million, respectively).

(2) The reported operating profit before exceptional items for the years ended 30 June 2003 and 30 June 2002 has been restated following the adoption of FRS 17 — Retirement benefits and UITF abstract 38 — Accounting for ESOP trusts. The operating profit before exceptional items has been reduced by £74 million (year ended 30 June 2002 — £96 million) in respect of the following markets: £21 million for North America, £16 million for Great Britain, £10 million for Ireland, £3 million for Spain, £20 million for key markets and £4 million for venture markets (year ended 30 June 2002: £27 million, £17 million, £15 million, £4 million, £23 million and £10 million, respectively).

(3) The exchange adjustments for turnover, net sales (after deducting excise duties) and operating profit before exceptional items are principally in respect of the US dollar.

(4) Disposal adjustments for turnover, net sales (after deducting excise duties) and operating profit before exceptional items respectively were in relation to the disposal of Malibu rum (£107 million, £93 million, £40 million); the termination of the distribution rights for Jack Daniels and Southern Comfort in the United Kingdom (£113 million, £70 million, £10 million); the sale of Glen Ellen/MG Vallejo wines (£42 million, £38 million, £5 million); the transfer of distribution rights of Cuervo 1800 (£27 million, £22 million, £10 million); the sale of Croft Inns (£10 million, £10 million, £nil); the sale of Gilbey’s Green and White Label whiskies in India (£9 million, £8 million, £1 million); the termination of distribution rights for Drambuie (£7 million, £4 million, £1 million); the sale of Croft and Delaforce port and sherry brands (£5 million, £4 million, £2 million); and other disposals (£7 million, £6 million, £4 million).

(5) Acquisition adjustments for turnover, net sales (after deducting excise duties) and operating profit before exceptional items, respectively, were in respect of the purchase of the Seagram spirits and wine businesses (£650 million, £518 million, £211 million).

(6) In the calculation of operating profit before exceptional items, the overheads included in disposals were only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(7) The organic movement percentage is the amount in the column headed ‘organic movement’ in the table above expressed as a percentage of the aggregate of the first three columns. The basis of the calculation of the organic movement is explained on page 21.

Organic brand performance
			Net
			sales (after
			deducting
	Equivalent	Volume	excise duties)
	units	movement	movement
	Million	%	%

Smirnoff	23.0	6	8

Johnnie Walker	10.8	2	2

Guinness	11.4	2	6

Baileys	6.2	10	13

JεB	6.0	(5)	(6)

Captain Morgan*	2.5	(1)	(12)

José Cuervo	4.2	7	7

Tanqueray	1.9	3	7

Total global priority brands	66.0	3	5

Local priority brands	17.1	(1)	4

Category brands	26.8	(3)	1

	109.9	1	4

Acquisitions	9.4

Total in year ended 30 June 2003	119.3

*Captain Morgan included for second half only with first half volume included in acquisitions.

40 Diageo Annual Report 2004	Operating and financial review

Analysis by individual market

North America

Key measures:
	2003	2002	Reported	Organic
	(restated)	(restated)	movement	movement
	£ million	£ million	%	%

Volume			15	1

Turnover	2,759	2,641	4	1

Net sales (after deducting excise duties)	2,299	2,202	4	1

Marketing	369	380	(3)	(6)

Operating profit before exceptional items	708	523	35	13

Reported performance Turnover in North America increased 4% from £2,641 million in the year ended 30 June 2002 to £2,759 million in the year ended 30 June 2003. Operating profit before exceptional items increased 35% from £523 million in the year ended 30 June 2002 to £708 million in the year ended 30 June 2003.

Organic performance The increase in turnover was primarily due to the turnover derived from the Seagram brands, acquired in the joint acquisition of the Seagram spirits and wine businesses in December 2001, which contributed £444 million in the six months ended 31 December 2002. The effect of brand disposals and of exchange rate movements in the US dollar reduced turnover in the year ended 30 June 2003 by £105 million and £234 million, respectively. The disposal impact is primarily attributable to the disposal of Malibu in May 2002 (£37 million), the Glen Ellen wine business in May 2002 (£37 million) and Cuervo 1800 in September 2002 (£24 million).

     The acquired Seagram brands were the main factor in growing operating profit before exceptional items in North America from £523 million in the previous year to £708 million in the year ended 30 June 2003, contributing £154 million in the six months ended 31 December 2002.

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

41 Diageo Annual Report 2004	Operating and financial review

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
     Baileys continued its impressive growth driven by national advertising around a very successful holiday programme, and the continued success of initiatives to broaden the appeal of the brand to new occasions. The launch of Baileys Minis in May 2003 also contributed incremental volume and revenue, as well as generating momentum for the brand.
     The strategy for JεB in North America is to maximise value and, in the year, operating profit from the brand increased as marketing expenditure was reduced.
     José Cuervo was the leader in US tequila sales. The key drivers of its growth were high consumer visibility, the success of national advertising and an increased trial programme.
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
     Guinness volume grew slightly in the year, driven by strong performance from bottled Guinness Extra Stout and Guinness Draught in Bottles.
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

Other business performance drivers:

•	At 30 June 2003, almost 80% of Diageo’s volume was distributed through dedicated sales teams

•	Ready to drink segment under pressure

•	Efficiencies generated savings of over 10% in media planning and buying

•	Share of US spirits brands increased by 0.3 percentage points to 27.3%

Diageo North America continued to progress its strategic initiatives. In particular its Next Generation Growth programme made excellent further progress. In the second half of the year ended 30 June 2003, new distribution and brokerage agreements were reached in nine more states and additional distributors established dedicated sales forces. At 30 June 2003 distributors and brokers in 34 states and Washington DC, representing nearly 80% of Diageo’s volume, were supporting Diageo’s brands, with just under 2,000 sales personnel working in teams solely dedicated to Diageo and S&S brands.

     Following two years of rapid growth, flavored malt beverages in the United States slowed considerably, and volume in the segment was broadly level for the year. Of the new launches this year, Smirnoff Ice Triple Black was the most successful and it is now the second best selling flavored malt beverage in the United States behind Smirnoff Ice. Flavored malt beverages represented 2% of the beer category, of which Smirnoff ready to drink was estimated to constitute about a third.
     Diageo’s share of US spirits increased in the year ended 30 June 2003 to 27.3% as a result of share gains in most priority brands.
     Diageo consolidated to one media planning and buying agency resulting in a 10% reduction in media spend compared with cost levels in the year ended 30 June 2002. In addition, a 15% reduction versus prior year was achieved in media production costs. Marketing spend, at £369 million, was 6% below prior year while share of voice in the combined beer and spirits category increased.

Great Britain

Key measures:
	2003	2002	Reported	Organic
	(restated)	(restated)	movement	movement
	£ million	£ million	%	%

Volume			(2)	5

Turnover	1,380	1,418	(3)	6

Net sales (after deducting excise duties)	790	847	(7)	2

Marketing	139	142	(2)	–

Operating profit before exceptional items	203	187	9	17

Reported performance Turnover in Great Britain was down 3% on a reported basis from £1,418 million in the previous year to £1,380 million in the year ended 30 June 2003. Operating profit before exceptional items was up £16 million from £187 million in the year ended 30 June 2002 to £203 million in the year ended 30 June 2003.

42 Diageo Annual Report 2004	Operating and financial review

Organic performance The principal reason for the decrease in turnover was the termination of the distribution rights for Jack Daniels and Southern Comfort in Great Britain in August 2002 which reduced turnover by £108 million. The acquired Seagram brands contributed £17 million to turnover in the six months ended 31 December 2002. The organic increase in the year was £80 million (6%).

     Increase in operating profit before exceptional items was due to organic growth of £29 million, offset by a net negative impact resulting from acquisitions and disposals of £13 million.

Organic brand performance:
		Net
		sales (after
		deducting
	Volume	excise duties)
	movement	movement
	%	%

Smirnoff	7	(1)

Guinness	(1)	(1)

Baileys	29	30

Total global priority brands	6	2

Local priority brands	(3)	(11)

Category brands	14	14

Total	5	2

•	Smirnoff volume excluding ready to drink was up 11% and net sales (after deducting excise duties) were up 16%

•	Excluding ready to drink total volume was up 6% and net sales (after deducting excise duties) were up 7%

Great Britain achieved solid volume growth in the year ended 30 June 2003 and again increased share, driven by growth of the global priority spirits brands. Growth in the spirits brands offset the decline in volume in ready to drink and beer.

     Smirnoff Red retained its leadership position in terms of share. Excluding ready to drink, volume grew 11%. In addition, a 6% price increase was achieved in September 2002 against strong competition from the value end of the category.
     Smirnoff ready to drink volume fell 3% in the year and net sales (after deducting excise duties) declined by 11%. However, the brand grew share by 2 percentage points. The ready to drink segment was significantly impacted by the duty increase in April 2002, with volume declining by 4% in the year ended 30 June 2003. Diageo absorbed the duty increase and as a result net sales (after deducting excise duties) per equivalent unit reduced by 9%. In addition, the duty impact was exacerbated by a move towards value offerings and by shifts in consumer drinking habits away from the on trade and city centre venues, which are the primary outlets for ready to drink occasions.
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
     The blended whisky segment continued to be driven by aggressive pricing but Bell’s maintained its lead in the segment.
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

43 Diageo Annual Report 2004	Operating and financial review

Ireland

Key measures:
	2003	2002	Reported	Organic
	(restated)	(restated)	movement	movement
	£ million	£ million	%	%

Volume			(6)	(5)

Turnover	953	937	2	(1)

Net sales (after deducting excise duties)	638	625	2	–

Marketing	67	65	3	–

Operating profit before exceptional items	131	136	(4)	(7)

Reported performance In Ireland, turnover increased £16 million from £937 million in the prior year to £953 million in the year ended 30 June 2003.

Organic performance Exchange rate movements increased turnover by £40 million, partially offset by an organic decline in turnover of £10 million. Operating profit before exceptional items was £5 million lower than the previous year at £131 million. Favourable exchange rate movements on the euro of £6 million were more than offset by the weaker performance of the brands compared to the year ended 30 June 2002.

Organic brand performance:
		Net
		sales (after
		deducting
	Volume	excise duties)
	movement	movement
	%	%

Guinness	(4)	–

Smirnoff	(5)	(7)

Baileys	(2)	(1)

Total global priority brands	(4)	(1)

Local priority brands	(5)	(1)

Category brands	(7)	1

Total	(5)	–

In a weakening market in Ireland, Diageo volume declined by 5% and Diageo Ireland lost some share. The loss of share was mainly driven by the shift to at home consumption where Guinness and spirits are under represented. In addition, over 50% of Diageo’s off trade volume was in premium beer which was impacted by aggressive price discounting by competitors. There was also a shift in consumption towards wine and away from spirits and ready to drink since the duty increase.
     Guinness held share in the year for the first time in 10 years despite volume decline of 4%. Net sales (after deducting excise duties) were level, benefiting from a price increase.
     The decline in spirits and ready to drink volume in the second part of the year reflected the impact of the duty increase of over 40% in spirits and nearly 100% in ready to drink, implemented in December 2002. Smirnoff Red and Baileys both gained share. Smirnoff ready to drink volume declined 6%, however Diageo’s share of ready to drink was maintained.
     Volume in each of the local priority brands, Budweiser, Smithwicks and Carlsberg, all declined. The duty increase also impacted volume growth of the category brands, 45% of the volume of which is spirits. Volume of Diageo’s wine brands declined by 7%.

Other business performance drivers:

•	Continued decline in the beverage alcohol market driven by a weakening economic environment

As previously described, the beverage alcohol market in Ireland deteriorated further as a result of declining consumer confidence, the continuing slowdown in economic growth and the excise duty increase on spirits and ready to drink which led to retail price increases of around 20%. The social aspects of drinking are a significant issue in Ireland. As part of its ongoing social responsibility programme, Diageo participated fully in the establishment of MEAS — a new independent association established as part of the social responsibility programme undertaken by the industry.

44 Diageo Annual Report 2004	Operating and financial review

Spain

Key measures:
	2003	2002	Reported	Organic
	(restated)	(restated)	movement	movement
	£ million	£ million	%	%

Volume			5	(1)

Turnover	418	368	14	2

Net sales (after deducting excise duties)	316	286	10	(1)

Marketing	64	65	(2)	(9)

Operating profit before exceptional items	96	90	7	(4)

Reported performance Turnover in the Spanish market increased £50 million to £418 million in the year ended 30 June 2003 compared with the prior year. Operating profit before exceptional items was up £6 million to £96 million in the year ended 30 June 2003.

Organic performance The reasons for the increase in turnover are the favourable impact of exchange rate movements in the year (£20 million) and the benefit of the acquired Seagram brands, principally Cacique, which contributed £35 million to turnover in the six months ended 31 December 2002.

     Operating profit before exceptional items benefited from an £11 million contribution from the acquired Seagram brands, partially offset by an organic decline of £4 million.

Organic brand performance:
Net
		sales (after
		deducting
	Volume	excise duties)
	movement	movement
	%	%

JεB	(3)	(7)

Baileys	(2)	1

Johnnie Walker	(4)	(14)

Smirnoff	(8)	(2)

Total global priority brands	(4)	(7)

Local priority brands	25	16

Category brands	3	13

Total	(1)	(1)

Organic operating profit was down 4% as the volume increase in dark rum was partially offset by declines in Scotch. Marketing investment declined by 9% mainly due to the decision to reschedule the JεB advertising campaign originally planned for April to September 2003.
     The performance in the six months ended 30 June 2003 was in contrast to that of the first half of the year with volume up 14% having been 11% down in the first half. This was primarily driven by 9% growth in the volume of JεB in the second half and the inclusion of Cacique for the first time in organic growth in the second half.
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
     Cacique continued to make share gains partially through increased distribution and, benefiting from its leading position in a growing category, volume was up 40%. In addition, a price increase was implemented in May 2003. Cardhu volume grew 2%.

Other business performance drivers:

•	Market share gains on JεB, Baileys, Johnnie Walker Red Label and Cacique

In the Scotch segment, Diageo’s brands gained share slightly with gains by JεB and Johnnie Walker Red Label partially offset by share decline in VAT69.

45 Diageo Annual Report 2004	Operating and financial review

Key markets

Key measures:
	2003	2002	Reported	Organic
	(restated)	(restated)	movement	movement
	£ million	£ million	%	%

Volume			–	(2)

Turnover	2,080	2,031	2	2

Net sales (after deducting excise duties)	1,637	1,584	3	5

Marketing	220	198	11	11

Operating profit before exceptional items	502	501	–	3

Reported performance In key markets, turnover increased £49 million from £2,031 million in the year ended 30 June 2002 to £2,080 million in the year ended 30 June 2003. Operating profit before exceptional items was up £1 million at £502 million for the year ended 30 June 2003.

Organic performance Turnover was boosted by the acquired Seagram brands which contributed £141 million in the six months ended 31 December 2002, and by an organic increase of £46 million. However, unfavourable exchange variances of £108 million (principally in respect of the Venezuelan bolivar), and the impact of disposals of £30 million (principally Malibu £24 million) reduced turnover.

     Operating profit before exceptional items was up £1 million at £502 million for the year ended 30 June 2003. Exchange losses on the Venezuelan bolivar of £30 million were more than offset by the impact of acquired Seagram brands which contributed £39 million to operating profit before exceptional items in the six months ended 31 December 2002.

Organic brand performance:
		Net
		sales (after
		deducting
	Volume	excise duties)
	movement	movement
	%	%

Johnnie Walker	(1)	(3)

Guinness	9	29

JεB	(10)	(9)

Smirnoff	2	11

Baileys	(2)	2

Total global priority brands	1	5

Local priority brands	(3)	15

Category brands	(5)	(1)

Total	(2)	5

The volume growth in overall global priority brands was led by a continued strong performance of Guinness in Africa. Johnnie Walker volume declined as growth in Johnnie Walker Red Label, up 2%, was offset by a 6% decline in Johnnie Walker Black Label. Johnnie Walker Black Label was impacted by the tough trading environment in Latin America. Excluding Latin America, Johnnie Walker Black Label volume was up 4%. Ready to drink volume was up 26% driven by further strong performance of Diageo’s ready to drink brands in Australia and by the Smirnoff Ice launches in Taiwan, France, Japan and Global Duty Free.
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
     While overall volume declined, net sales (after deducting excise duties) grew, reflecting the benefit of strong price increases gained on the Guinness brand in Africa. Marketing investment grew by 11%, driven by increased spend behind new brand launches and the relaunches of Johnnie Walker and Dimple in South Korea.

46 Diageo Annual Report 2004	Operating and financial review

Other business performance drivers:

•	Strong performance in Africa

•	Strong volume growth in Australia

•	Continued impact of difficult economic situation in Latin America

•	Impact of SARS in Asia and Global Duty Free in the year ended 30 June 2003

•	Competitor pricing in Portugal

As previously noted, several of Diageo’s key markets are in geographies which faced the most difficult challenges in the year ended 30 June 2003. The overall profitability of the key markets in Latin America declined. This was partially offset by growth in Africa and in South Korea while other key markets broadly maintained operating profit year on year.

     Africa, which is Diageo’s second largest market by volume, and its third largest market by operating profit, gained further momentum in the second half. Volume was up 6% and net sales (after deducting excise duties) were up 18% for the full year. Guinness volume was up 10% driven by the continued success of the Michael Power campaign. Guinness Malta volume increased by 17% as distribution improved in Nigeria and Cameroon. Additional packaging and brewing capacity, resulting from recent investment in Nigeria and Cameroon, was also a major contributory factor behind the growth of both Guinness and Guinness Malta. Further capacity expansion projects were planned. There was growth across all global priority spirits brands, with the exception of Smirnoff which was impacted by weak economic conditions in South Africa.
     In Latin America, overall volume and operating profit declined by 16% and 30% respectively. This reflected a dramatic decline in the Venezuelan business and a 7% volume decline in other Latin American markets. Despite a tough environment, all markets remained profitable and there were successes for a number of brands. For example, Smirnoff Red volume in Brazil grew by 12% as the brand benefited from increased marketing investment. Mexico’s performance was also strong with volume up by 22%, driven by JεB and Baileys which were moved to in-house distribution during the year ended 30 June 2003.
     In South Korea, Windsor, the leading Scotch whisky brand, gained share in the year and volume grew by 1% in the six months ended 30 June 2003. The structure of the acquisition of the Windsor brands has delivered an operating profit margin improvement. The in-house distribution arrangements for Dimple, the third largest Scotch whisky brand, were fully operational by 30 June 2003. Dimple distribution was rebuilt from 53% to over 80% of target accounts. The performance of the Scotch whisky category slowed in the second half, impacted by the weaker economic environment.
     Global Duty Free volume was level, despite the impact of the Iraqi conflict and the SARS outbreak on world travel in the year ended 30 June 2003. This reflected extremely strong customer and consumer activities and continued investment in priority brands in this high profile market. Smirnoff Ice was launched in the year ended 30 June 2003 in a number of duty free markets and Tanqueray No. TEN was also launched with very strong impact.
     In Australia, Diageo’s leadership position was reinforced as overall share of spirits grew by over 7 percentage points in the year as all the priority brands gained share. Diageo’s spirits business in Australia benefited from focus on programmes to improve quality of serve in the on trade and to improve merchandising in both the on and off trade. Overall volume increased 16% and net sales (after deducting excise duties) were up 14%. Net sales (after deducting excise duties) per equivalent unit were slightly down due to the decision to reposition the prices of ready to drink brands to an appropriate price premium to beer. The strong volume growth was driven by Johnnie Walker up 35%, Baileys up 7% and Bundaberg up 16%. Diageo’s ready to drink business grew by 30%. Dark spirits ready to drink performed exceptionally well with both Johnnie Walker and Bundaberg Premix increasing their share of the total ready to drink category. Despite the strong volume performance, operating profit growth was constrained by higher marketing investment and higher pension costs.
     Despite a reduction in general consumer confidence, the beverage alcohol market in Greece was stable and Diageo’s volume grew 3%. Volume growth was principally driven by Johnnie Walker Red Label up 5% and Johnnie Walker Black Label up 10%, as both gained share. Ready to drink volume grew 4% as growth in Smirnoff Ice up 8%, and Gordon’s Space up 5%, offset weakness in Archers Aqua and Smirnoff Mule. Marketing expenditure was up 5% to support the launch of new campaigns on a number of brands.
     In Taiwan, the key driver of volume growth of 9% was again Johnnie Walker which increased 9%. Pricing remained flat in the year but net sales (after deducting excise duties) grew 16% due to mix improvements.
     In Japan, overall volume declined 1%, with Johnnie Walker down 17% and Old Parr down 15%. The Scotch category is in decline and Diageo’s brands have also lost some share. This was offset by volume growth in Guinness, up 17%. Smirnoff Ice sold 51,000 equivalent units between its launch in May and 30 June 2003.
     In Portugal, Diageo’s strategy was to maintain price and not follow the aggressive discounting policy of competitors. In addition a new route to market was introduced in the year ended 30 June 2003 which led to a reduction in stock held by distributors. Consequently, volume was down 36% and net sales (after deducting excise duties) were down 39%. The change in market dynamics was considered to be long term and, as Diageo’s strategy is to maximise value not volume, Portugal has been managed as a venture market since 1 July 2003.

47 Diageo Annual Report 2004	Operating and financial review

Venture markets

Key measures:
	2003	2002	Reported	Organic
	(restated)	(restated)	movement	movement
	£ million	£ million	%	%

Volume			2	6

Turnover	1,212	1,144	6	10

Net sales (after deducting excise duties)	956	876	9	14

Marketing	167	138	21	27

Operating profit before exceptional items	262	233	12	17

Reported performance Turnover in venture markets increased by £68 million from £1,144 million in the year ended 30 June 2002 to £1,212 million in the year ended 30 June 2003. Operating profit before exceptional items, at £262 million for the year ended 30 June 2003, was £29 million higher than in the previous year.

Organic performance The main factor for the improvement in turnover was the strong organic growth which added £108 million to turnover compared with the previous year. However, this was offset by unfavourable exchange movements of £21 million and the disposal of brands of £31 million (principally Malibu £17 million and Gilbey’s Green and White Label whiskies £9 million).

     The principal element of the increase in operating profit before exceptional items was organic growth of £38 million.

Organic brand performance:
		Net
		sales (after
		deducting
	Volume	excise duties)
	movement	movement
	%	%

Johnnie Walker	7	10

Smirnoff	25	82

Guinness	1	3

Baileys	11	10

JεB	4	4

Total global priority brands	11	22

Local priority brands	(3)	10

Category brands	(2)	(1)

Total	6	14

•	Smirnoff volume excluding ready to drink was up 4% and net sales (after deducting excise duties) were up 8%

•	Excluding ready to drink, volume was up 2% and net sales (after deducting excise duties) were up 4%

Volume growth reflected strong growth in global priority brands. In addition, ready to drink was an important contributor to venture markets’ growth with further rollouts of Smirnoff Red and Black Ice as well as the full year benefit of the previous year’s launches.

     Johnnie Walker volume grew 7%, however growth slowed in the second half of the year due in part to the impact of the Iraqi conflict and the SARS outbreak on travel in the year ended 30 June 2003. Johnnie Walker Black Label volume was up 12% and Johnnie Walker Red Label grew 4% driven by strong performance across most of the venture markets with the exception of Germany where volume was constrained by competition from lower priced products.
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
     Baileys volume grew by 11%, as the brand benefited from an extremely strong holiday programme and marketing investment was increased by 15% versus the prior year.

Other business performance drivers:

•	Marketing investment up 27% mainly behind ready to drink launches and longer term growth projects

•	Operating profit growth led by the Caribbean, Middle East, Nordics and Germany

48 Diageo Annual Report 2004	Operating and financial review

Marketing investment grew by 27% due to investment to support ready to drink launches as well as investment to support longer term growth behind Baileys in Germany, Italy, the Caribbean and venture markets in Latin America and Johnnie Walker in Asia and the Caribbean.

     The Caribbean and the Middle East markets performed strongly as a result of good performance across the global priority brands with volume up on these brands 20% and 10%, respectively.
     In Norway, Diageo’s business was successfully maintained by a third party distributor during the six month suspension of Diageo’s trading licence and volume grew. Diageo is fully operational in Norway following the reinstatement of the trading licence in February 2003 and Smirnoff, Bell’s and Gordon’s all gained share in the off trade, a segment which is showing strong growth following a reduction in excise duties. Smirnoff Ice continued to perform well in the Nordics and volume was 100,000 equivalent units in the year ended 30 June 2003.
     In Germany, in the year ended 30 June 2003, ready to drink was the fastest growing segment in the spirits market and from its launch in February 2002, Smirnoff Ice sold nearly 500,000 equivalent units by 30 June 2003. Germany has been managed as a key market since 1 July 2003. In the Netherlands, the second half performance was adversely impacted by an 18% duty increase in January 2003 and volume was down 2%.
     In the venture markets across Asia, overall volume grew by 1% despite the impact on the year ended 30 June 2003 of the SARS outbreak. In India, the sale of the Gilbey’s Green and White Label whiskies in December 2002 resulted in increased focus on the global priority brands. However, strong volume growth in India was offset by weakness in the Philippines where the decline in travel as a result of the SARS outbreak noted above impacted in the duty free channel.

Trend information

On 8 July 2004 Diageo issued a statement about current trading. The following is an extract from this statement:

     Looking forward to the new financial year, Diageo expects that organic growth in volume, net sales (after deducting excise duties) and operating profit will be similar to that achieved in the year ended 30 June 2004. Based on current exchange rates, the adverse impact of exchange rate movements on profit before exceptionals and tax in fiscal 2005 is estimated to be £100 million, mainly due to year on year weakness in the dollar and currencies such as the Nigerian naira and the Venezuelan bolivar which cannot be hedged.
     The following comments were made by Paul Walsh, CEO of Diageo, on the current financial year in Diageo’s preliminary announcement on 2 September 2004.
     ‘As we begin the new financial year we reiterate the guidance we gave at the time of the July trading statement as we do not see any major changes in the trading environment we face. Europe remains our key business challenge and North America continues to provide our biggest opportunity. We will continue to invest in our brands and markets to capture the highest value growth opportunities for our shareholders.’

Liquidity and capital resources

Cash flow A summary of the cash flow and reconciliation to movement in net borrowings for the three years ended 30 June 2004 is as follows:
	Year ended 30 June

		2003	2002
	2004	(restated)	(restated)
	£ million	£ million	£ million

Operating profit	1,871	1,787	1,530

Exceptional operating costs	40	168	470

Restructuring and integration payments	(97)	(185)	(148)

Depreciation and amortisation charge	224	249	300

Increase in working capital	(13)	(227)	(125)

Other items	96	178	(19)

Net cash inflow from operating activities	2,121	1,970	2,008

Dividends received from associates	224	60	87

Interest and dividends paid to minority interests	(299)	(355)	(400)

Taxation	(298)	(105)	(311)

Net sale/(purchase) of investments	9	(20)	(8)

Net capital expenditure	(307)	(341)	(520)

Free cash flow	1,450	1,209	856

Acquisitions and disposals	(34)	833	1,508

Equity dividends paid	(800)	(767)	(758)

Issue of share capital	4	4	11

Net purchase of own shares for share trusts	(4)	(65)	(64)

Own shares purchased for cancellation	(306)	(852)	(1,658)

Exchange adjustments	371	227	267

Non-cash items	45	37	(179)

Decrease/(increase) in net borrowings	726	626	(17)

Following the implementation of UITF 38 (see note 1 to the consolidated financial statements), the cash flow for the years ended 30 June 2003 and 30 June 2002 have been restated to present the cash outflow in respect of the net purchase of shares for the employee share trusts below free cash flow. This resulted in an increase to free cash flow of £65 million in the year ended 30 June 2003 (2002 — £64 million).

49 Diageo Annual Report 2004	Operating and financial review

The primary sources of the group’s liquidity over the last three fiscal years have been cash generated from operations and cash received from disposals. A portion of these funds has been used to fund acquisitions, share repurchases, to pay interest, dividends and taxes, and to fund capital expenditure.

     Free cash flow is a non-GAAP liquidity measure that comprises the net cash flow arising from operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, and capital expenditure and financial investment. Free cash flow as used by the group covers all the items that are required by FRS 1 to be on the face of the cash flow statement down to, and including, capital expenditure and financial investment. It is therefore a natural sub-total but may not be comparable to similarly titled measures used by other companies. The group’s management believe the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends and purchase of own shares — each of which arises from decisions which are independent from the running of the ongoing underlying business. The management regards capital expenditure as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group either has a constructive or legal obligation to incur. The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.
     Free cash flow generated was £1,450 million, compared with £1,209 million in the year ended 30 June 2003 and £856 million in the year ended 30 June 2002. The two years ended 30 June 2003 and 30 June 2002 have been restated following the adoption of UITF 38 whereby shares purchased and sold by the employee share trusts no longer form part of capital expenditure and financial investment. Cash inflow, in the year ended 30 June 2004, from operating activities was £2,121 million (2003 — £1,970 million; 2002 — £2,008 million). Discontinued operations in the year ended 30 June 2003 contributed £76 million (2002 — £346 million) to operating cash flow. Operating cash flow included £97 million of restructuring and integration costs compared with £185 million and £148 million in the years ended 30 June 2003 and 30 June 2002 respectively. Working capital increased by £13 million in the year ended 30 June 2004 compared to increases of £227 million and £125 million in the comparative years. During 2004, three separate dividends were received from Diageo’s investment in Moët Hennessy compared with none in the year ended 30 June 2003. Diageo’s investment in Moët Hennessy in France and the United States was managed during 2004 through a partnership in which Diageo has a 34% interest. The dividends received during the year include £65 million of receipts from Moët Hennessy to cover amounts payable by Diageo to the tax authorities. Interest payments including dividends paid to minority interests were £299 million compared with £355 million in the year ended 30 June 2003 and £400 million in the year ended 30 June 2002. Purchases of tangible fixed assets in the current year amounted to £327 million (2003 — £382 million; 2002 — £585 million) and were wholly attributable to the premium drinks segment (2003 — premium drinks £315 million and discontinued operations £67 million; 2002 — £330 million and £255 million, respectively). There were no individually significant expenditures on tangible fixed assets during the three years ended 30 June 2004. Tax payments were higher in the year ended 30 June 2004 than in the comparative year as refunds from the US and UK tax authorities were received in the year ended 30 June 2003.
     Sale of businesses cost £17 million as a result of payments made in respect of businesses previously disposed of (2003 — generated £912 million; 2002 — generated £5,100 million). The sale consideration received in the year ended 30 June 2003 of £912 million included £642 million from the disposal of Burger King, and £173 million ($273 million) from the contingent value right received as final settlement from General Mills on the sale of Pillsbury. In addition, in the year ended 30 June 2003, £58 million ($89 million) was received from the call option agreements granted to General Mills over 29 million of General Mills’ ordinary shares held by Diageo. The sale consideration received in the year ended 30 June 2002 arose principally from the disposal of Pillsbury and the subsequent sale of shares in General Mills to General Mills, the Malibu brand disposal and the subsequent sale of businesses acquired in connection with the Seagram acquisition.
     In the year ended 30 June 2004, acquisitions cost £17 million. The sale consideration received in the year ended 30 June 2003 was offset by cash outflows in respect of acquisitions of £137 million (2002 — £3,592 million, of which the Seagram spirits and wine businesses accounted for £3,533 million).
     The company spent a net £4 million on the purchase of its own ordinary shares for employee option schemes compared to £65 million in the prior year and £64 million in the year ended 30 June 2002.

Capital repayments The group’s management is committed to enhancing shareholder value, both by investing in the businesses and brands so as to improve the return on investment and by managing the capital structure so as to reduce the cost of capital, while maintaining prudent financial ratios. See ‘Risk management’ below.

     The company acquired, and subsequently cancelled, 43 million (2003 — 116 million; 2002 — 198 million) ordinary shares during the year ended 30 June 2004 for a consideration including expenses of £306 million (2003 — £852 million; 2002 — £1,658 million). The group continues to review its capital structure and will continue to conduct share buy-backs when appropriate.

Borrowings Following a board review in June 2003, the group policy with regard to the expected maturity profile of net borrowings of group financing companies is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. Previously group policy was to maintain the proportion of borrowings maturing within one year at below 60% of total borrowings, and to maintain the level of commercial paper at below 50% of total borrowings. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

50 Diageo Annual Report 2004	Operating and financial review

The group’s net borrowings comprise the following:
	As at 30 June

	2004	2003	2002
	£ million	£ million	£ million

Overdrafts	(74)	(83)	(295)

Other borrowings due within one year	(1,927)	(3,480)	(3,423)

Borrowings due within one year	(2,001)	(3,563)	(3,718)

Borrowings due between one and three years	(910)	(919)	(2,755)

Borrowings due between three and five years	(1,499)	(1,267)	(332)

Borrowings due after more than five years	(907)	(795)	(624)

Finance leases	–	(1)	(28)

Interest rate and foreign currency swaps	6	484	365

Gross borrowings after the impact of foreign currency swaps	(5,311)	(6,061)	(7,092)

Offset by:

Cash at bank and liquid resources	1,167	1,191	1,596

	(4,144)	(4,870)	(5,496)

The group’s gross borrowings (after the impact of foreign currency swaps) were denominated in the following currencies:
	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%

Gross borrowings

2004	(5,311)	81	(9)	22	6

2003	(6,061)	80	(9)	24	5

2002	(7,092)	77	–	18	5

Cash at bank and liquid resources were denominated in the following currencies (liquid resources represent amounts placed with financial institutions which require notice of withdrawals of more than 24 hours to avoid an interest penalty, and amounts placed with government agencies):
	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%

Cash at bank and liquid resources

2004	1,167	49	13	13	25

2003	1,191	53	14	15	18

2002	1,596	46	33	7	14

The effective interest rate for the year ended 30 June 2004, based on average monthly net borrowings and interest charge, excluding the group’s share of associate interest was 4.7% (2003 — 5.3%; 2002 — 7.4%).
     Borrowings due within one year (net of interest rate and foreign currency swaps) for 2004 were £1,995 million (2003 — £3,079 million; 2002 — £3,687 million).

The following table summarises the group’s borrowings, excluding overdrafts and interest rate and foreign currency swaps.
	As at 30 June

	2004	2003	2002
	£ million	£ million	£ million

Global bonds	(1,639)	(1,808)	(657)

Yankee bonds	(384)	(423)	(788)

Zero coupon bonds	–	(712)	(714)

Guaranteed notes	(220)	(242)	(263)

Preferred capital securities	(412)	(455)	(493)

Medium term notes	(919)	(593)	(1,067)

Commercial paper	(377)	(863)	(1,600)

Others	(1,292)	(1,366)	(1,580)

	(5,243)	(6,462)	(7,162)

51 Diageo Annual Report 2004	Operating and financial review

During the year ended 30 June 2004, the group borrowed €300 million (£201 million) in the form of a medium term note that matures in 2006, $500 million (£275 million) in the form of a global bond that matures in 2006, $200 million (£110 million) in the form of a medium term note that matures in 2007, €500 million (£336 million) in the form of a medium term note that matures in 2009, and $500 million (£275 million) in the form of a global bond that matures in 2011. These proceeds have been used in the ongoing cash management and funding activities of the group. During the year ended 30 June 2003, the group borrowed $1,000 million (£550 million) in the form of a global bond that matures in 2007, $1,000 million (£550 million) in the form of a global bond that matures in 2008, and $200 million (£110 million) in the form of a medium term note that matures in 2018. During the year ended 30 June 2002, the group borrowed £500 million in the form of a guaranteed bond, ¥5,000 million (£25 million) and €100 million (£67 million) in the form of medium term notes that matured in 2002, and €300 million (£201 million) and $100 million (£55 million) in the form of medium term notes that matured in 2003.

     The £726 million decrease in net borrowings from 30 June 2003 to 30 June 2004 reflected free cash flow (see Glossary) of £1,450 million noted above, and the benefits from favourable exchange rate movements of £371 million, less £306 million on the repurchase of shares and an £800 million equity dividend payment. The £626 million decrease in net borrowings from 30 June 2002 to 30 June 2003 reflected free cash flow of £1,209 million, net receipts for sales/purchases of businesses of £833 million and decreases due to exchange movements of £227 million, less dividends paid of £767 million and own shares purchased for cancellation of £852 million.
     At 30 June 2004, the group had available undrawn committed bank facilities of £1,758 million (2003 — £1,970 million; 2002 — £2,105 million). Of the facilities, £1,044 million expire in the period up to May 2005 and £714 million expire in the period up to May 2007. Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates plus an agreed margin, which is dependent on the period of drawdown. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items aggregated with share of associates’profits to net interest). They are also subject to pari passu ranking and negative pledge covenants.
     Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain notes and the inability to access committed facilities. Diageo was in full compliance with all of its financial covenants throughout each of the periods presented.
     Capital commitments not provided for at 30 June 2004 were estimated at £99 million (2003 — £62 million; 2002 — £43 million).
     Diageo management believes that it has sufficient funding for its working capital requirements.

Contractual obligations
As at 30 June 2004	Payments due by period

	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total
	£ million	£ million	£ million	£ million	£ million

Long term debt obligations	1,550	910	1,499	907	4,866

Operating leases	66	105	85	262	518

Purchase obligations	601	665	352	650	2,268

Provisions for liabilities and charges and creditors greater than one year	123	130	11	20	284

	2,340	1,810	1,947	1,839	7,936

Long term debt obligations comprise borrowings (before deducting interest rate and foreign currency swaps) with an original maturity of greater than one year. Purchase obligations include various long term purchase contracts entered into for the supply of certain raw materials, principally grapes, cans and glass bottles. The contracts are used to guarantee supply of raw materials over the long term and to enable more accurate predictions of future costs. It is expected that all contractual commitments will be funded from future operating cash flows and no new borrowings will be required to meet these obligations. Provisions for liabilities and charges and creditors greater than one year exclude £37 million in respect of vacant properties (included in operating leases), £107 million for an onerous contract (included in purchase obligations), post employment provisions and deferred taxation.
     In addition the group has £312 million of 9.42% cumulative guaranteed preferred securities which are included in non-equity minority interests on the consolidated balance sheet. The securities are redeemable only at the option of the company on or after 16 November 2004.

52 Diageo Annual Report 2004	Operating and financial review

Off-balance sheet arrangements

In connection with the disposal of businesses, the group has given guarantees of third party debt which were necessary to complete the disposals on the most favourable terms. The directors are not aware of any instances of default by the borrowers at present, but the ability of the borrowers to continue to be in compliance with the guaranteed debt instruments, and in particular remaining current on payments of interest and repayments of principal, is significantly dependent on the current and future operations of those borrowers and their affiliates. Diageo has guaranteed up to $850 million (£467 million) of external borrowings of Burger King until December 2007. These loans had an original term of five years from December 2002, although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. The primary covenants under the guarantee are pari passu ranking and negative pledge. See ‘Additional information for shareholders — Material contracts — Agreement for the sale of Burger King Corporation’ for further information. In connection with the disposal of Pillsbury in October 2001, Diageo has guaranteed debt of International Multifoods Corporation, a wholly owned subsidiary of The JM Smucker Company as from 18 June 2004, to the amount of $200 million (£110 million), repayable in November 2009.

     In addition, certain of the acquired Seagram businesses had pre-existing guarantees at the date of the acquisition in relation to the solvency of a third party partnership. This partnership has outstanding loans of $100 million (£55 million). Vivendi has indemnified the group against any losses relating to these arrangements.
     The above guarantees are unrelated to the ongoing operations of the group’s premium drinks business.
     The group also has unrecognised gains and losses of £153 million and £89 million, respectively, in respect of financial instruments at 30 June 2004. For further disclosures with regard to financial instruments, see note 18 to the consolidated financial statements.
     Save as disclosed above, neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group’s financial condition, changes in financial condition, results of operation, liquidity, capital expenditure or capital resources.

Risk management

The group’s funding, liquidity and exposure to interest rate and foreign exchange rate risks are managed by the group’s treasury department. The treasury department uses a combination of derivative and conventional financial instruments to manage these underlying treasury risks.

     Treasury operations are conducted within a framework of board-approved policies and guidelines, which are recommended and subsequently monitored by the finance committee (this committee is described in the corporate governance report). These include benchmark exposure and/or hedge cover levels for key areas of treasury risk. The benchmarks, hedge cover and overall appropriateness of Diageo’s risk management policies are reviewed by the board following, for example, significant business, strategic or accounting changes. In June 2002 the board reviewed and approved changes to the group’s interest rate and foreign exchange risk management policies. The transition to the revised policies, which are described below, began during the year ended 30 June 2003. In June 2003, the board reviewed and approved further changes to the group’s liquidity risk management policies. The transition to these new policies, which are described below, took place during the year ended 30 June 2004. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board-approved strategies. Transactions giving rise to exposures away from the defined benchmark levels arising on the application of this flexibility are separately monitored on a daily basis using value at risk analysis. They are carried at fair value and gains or losses are taken to the profit and loss account as they arise. At 30 June 2004 gains and losses on these transactions were not material.
     The finance committee receives bi-monthly reports on the activities of the treasury department, including any exposures away from the defined benchmarks. The internal control environment is reviewed regularly.

Currency risk The group publishes its consolidated financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements which will affect the group’s transaction costs, and the translation of the results and underlying net assets of its foreign subsidiaries.

     The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign currency net assets by holding net borrowings in foreign currencies and by using foreign currency swaps and cross currency interest rate swaps. The group’s policy is to seek to hedge currency exposure on its net assets before net borrowings at approximately the following percentages — 90% for US dollars, 90% for euros and 50% for other significant currencies where a liquid foreign exchange market exists. This policy leaves the remaining part of the group’s net assets before net borrowings subject to currency movements. Exchange differences arising on the retranslation of foreign currency net borrowings and foreign exchange swaps are recognised in the statement of total recognised gains and losses to match exchange differences on foreign equity investments, in accordance with SSAP 20. In order to achieve hedge accounting for its net investment in currency denominated assets under International Financial Reporting Standards, Diageo will need to introduce additional processes to determine, monitor and document the effectiveness of the hedges in the context of the underlying exposure. Diageo has established a project team to determine the appropriate processes.
     For currencies in which there is an active market, the group seeks to hedge between 80% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using forward foreign currency exchange contracts. The gain or loss on the hedge is recognised at the same time as the underlying transaction. Under International Financial Reporting Standards, the degree of confidence in forecast future cash flows required to achieve hedge accounting will increase. This will lead to a reduction in the volume of such hedging transactions.

53 Diageo Annual Report 2004	Operating and financial review

Interest rate risk The group has an exposure to interest rate risk and within this category of market risk, is most vulnerable to changes in US dollar, sterling and euro interest rates. To manage interest rate risk, the group manages its proportion of fixed to variable rate borrowings within limits approved by the board, primarily through issuing long term fixed rate bonds, medium term notes and floating rate commercial paper, and by utilising interest rate swaps, cross currency interest rate swaps and swaptions. The profile of fixed rate to floating rate net borrowings is maintained according to the duration measure that is equivalent to an approximate 50% fixed and 50% floating amortising profile. The number of years within the amortising profile depends on a template approved by the board. The floating element of US dollar borrowing is partly protected using interest rate collars. Following the June 2002 policy review, the level of interest rate collars will continue to reduce. Remaining interest rate collars as at 30 June 2004 will take up to approximately two years to expire. In addition, where appropriate, the group may use forward rate agreements to manage short term interest rate exposures. Swaps, swaptions, forward rate agreements and collars are accounted for as hedges. Such management serves to increase the accuracy of the business planning process. Diageo has a target range for cash interest cover (defined as operating profit before exceptional items, interest, tax, depreciation, amortisation and share of associates’ profits, and after dividends received from associates, over net interest cash flow including minority interest dividends) of five to eight times and under the current economic environment Diageo’s intention is to be at the higher end of this range. The top limit may, however, be exceeded on certain occasions. The full impact of International Financial Reporting Standards on Diageo’s interest rate risk management policy and the extent to which Diageo will be able to continue to hedge account for interest rate derivatives are under review. The interest expense recognised in the consolidated profit and loss account may be more sensitive to changes in interest rates under International Financial Reporting Standards than under current hedge accounting.

Liquidity risk Following the June 2003 board review, the group’s policy with regard to the expected maturity profile of group financing companies’ borrowings is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits and the level of commercial paper to 30% of gross borrowings less money market demand deposits. Previously group policy was to maintain the proportion of borrowings maturing within 12 months at below 60% of total borrowings, and to maintain the level of commercial paper at below 50% of total borrowings. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

Credit risk A large number of major international financial institutions are counterparties to the interest rate swaps, foreign exchange contracts and deposits transacted by the group. Group policy is to enter into such transactions only with counterparties with a long term credit rating of A or better. The group monitors its credit exposure to its counterparties, together with their credit ratings.

Commodity price risk The group uses commodity futures and options to hedge against price risk in certain commodities. All commodity futures and options contracts hedge a projected future purchase of raw material. Commodity futures or options are then either closed out at the time the raw material is purchased or they are exchanged with the company manufacturing the raw material to determine the contract price. Commodity contracts are held in the balance sheet at fair value but any gains and losses are deferred until the contracts are closed out or exchanged. Open contracts at 30 June 2004 and gains and losses realised in the year or deferred at the balance sheet date were not significant.

Employee share schemes Awards and option grants vesting under the various employee share schemes are generally satisfied by the transfer of existing shares. These awards and option grants are hedged through the purchase of shares or call options. Exceptions to this policy are in respect of exercises under certain GrandMet and international schemes that are satisfied by the issue of new equity.

Insurance The group purchases insurance for commercial, or where required, for legal or contractual reasons. In addition, the group retains insurable risk where external insurance is not considered an economic means of financing these losses.

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
     The estimated changes in the fair values of borrowings, the guaranteed preferred securities and the associated derivative financial instruments at 30 June 2004 are set out in the table below. The fair values of quoted borrowings and guaranteed preferred securities are based on year end mid-market quoted prices. The fair values of other borrowings, derivative financial instruments and other financial liabilities and assets are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end. These are based on rates obtained from third parties.
     The estimated changes in fair values for interest rate movements are based on an instantaneous decrease of 1% (100 basis points) in the specific rate of interest applicable to each class of financial instruments from the levels effective at 30 June 2004, with all other variables remaining constant. The estimated changes in the fair value for foreign exchange rates are based on an instantaneous 10% weakening in sterling against all other currencies from the levels applicable at 30 June 2004, with all other variables remaining constant. Such analysis is for illustrative purposes only as, in practice, market rates rarely change in isolation.

54 Diageo Annual Report 2004	Operating and financial review

Sensitivity analysis table at 30 June 2004
	Fair value changes arising from:

		1% fall	10%
	Estimated	in interest	weakening
	fair value	rates	in sterling
	£ million	£ million	£ million

Borrowings	(5,463)	(170)	(509)

Interest rate contracts	(5)	58	(2)

Foreign exchange contracts:

Transaction	38	–	(101)

Balance sheet translation	19	–	(132)

Guaranteed preferred securities	(320)	–	(36)

Written call options re General Mills’ shares*	(41)	(3)	(5)

Other financial net assets	2,077	7	238

*Diageo has sold call options to General Mills giving General Mills the option to purchase 29 million of General Mills’ shares held by Diageo subject to certain limitations. The call options have a strike price of $51.56 and expire in October 2005. The estimated fair value of the call options was derived using a Black Scholes model using market volatility, share price and interest rates as at 30 June 2004. It is estimated that a 15% increase in the share price of General Mills would increase the negative fair value by £29 million.

Critical UK GAAP accounting policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom. Diageo’s accounting policies are set out in the notes to the consolidated financial statements in this annual report. In applying these policies the directors are required to make estimates and subjective judgements that may affect the reported amounts of assets and liabilities at the balance sheet date and reported profit for the year. The directors base these on a combination of past experience and any other evidence that is relevant to the particular circumstance. The actual outcome could differ from those estimates. Of Diageo’s accounting policies, the directors consider that policies in relation to the following areas are of greater complexity and/or particularly subject to the exercise of judgement.

Brands, goodwill and other intangibles Acquired brands are held on the consolidated balance sheet at cost. Where brands are regarded as having indefinite useful economic lives, they are not amortised. Assessment of the useful economic life of an asset, or that an asset has an indefinite life, requires considerable management judgement.

     Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. In particular, the group performs a discounted cash flow analysis annually to compare discounted estimated future operating cash flows to the net carrying value of each acquired brand. The analysis is based on a three year forecast with terminal values being calculated using the lower of the growth rate implicit in the company’s strategic plan and the long term growth rate (the real GDP growth rate of the country plus its inflation rate) of the principal countries in which the majority of the profits of each brand are generated. The estimated cash flows are discounted at the group’s weighted average cost of capital in the relevant country. Any impairment write downs identified are charged to the profit and loss account.
     The test is dependent on management estimates and judgements, in particular in relation to the forecasting of future cash flows, and the discount rate applied to these cash flows. Neither a 1% reduction in the long term growth rate assumptions used nor a 1% increase in the discount rate would result in any impairment charge.

Post employment benefits Diageo accounts for post employment benefits in accordance with FRS 17. Application of FRS 17 requires the exercise of judgement in relation to various assumptions including future pay rises in excess of inflation, employee and pensioner demographics and the future expected returns on assets.

     Diageo determines the assumptions to be adopted in discussion with its actuaries, and believes these assumptions to be in line with UK practice generally, but the application of different assumptions could have a significant effect on the amounts reflected in the profit and loss account and balance sheet in respect of post employment benefits. The assumptions vary among the countries in which the group operates, and there may be an interdependency between some of the assumptions. A list of the major assumptions used by the group for the three years ended 30 June 2004 are set out in note 5 to the consolidated financial statements. It would be impracticable to give the impact of the effect of changes in all of the assumptions used to calculate the post employment charges in the profit and loss account and balance sheet, but the following disclosures are provided to assist the reader in assessing the impact of changes in the more critical assumptions.
     The finance charges included in the profit and loss account for post employment benefits are partly calculated by assuming an estimated rate of return on the assets held by the post employment plans. For the year ended 30 June 2004 this was based on the assumption that equities would outperform fixed interest government bonds by three percentage points. A one percentage point increase in this assumption would have improved profit before taxation by approximately £30 million.
     The rates used to discount the liabilities of the post employment plans are determined by using rates of return on high quality corporate bonds of appropriate currency and term of the plan liabilities. A half a percentage point decrease in the discount rate assumption used to determine the profit and loss account charge in the year ended 30 June 2004 would have improved profit before taxation by approximately £11 million. A half a percentage point decrease in the discount rate assumption used to determine the post employment liability at 30 June 2004 would have increased the liabilities by approximately £385 million.

55 Diageo Annual Report 2004	Operating and financial review

The net liability for post employment benefits is partly determined by the market value at the end of the year of the assets owned by the post employment plans. A 10% movement in worldwide equity values would increase/decrease the net pension liability before tax at 30 June 2004 by approximately £280 million.

Operating exceptional items Operating exceptional items are those that, in management’s judgement, are material items that arise from events or transactions that fall within the ordinary activities of the group but, by virtue of their size or incidence, should be separately disclosed if the consolidated financial statements are to properly reflect the results for the period. The determination of which items should be separately disclosed as operating exceptional items requires a significant degree of judgement. Exceptional items under UK GAAP do not represent extraordinary items under US GAAP.

Financial instruments The group uses financial instruments to hedge its exposures to fluctuations in interest rates and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. While UK GAAP includes prescriptive disclosure requirements in relation to financial instruments, it does not include a standard on hedge accounting. Nevertheless, under UK GAAP, hedging principles are generally applied whereby the cash flows on hedge instruments are matched to the underlying hedged risks, with hedging instruments held in the balance sheet at amortised cost. In the absence of detailed guidance under UK GAAP, judgement must be applied in the establishment and application of accounting policies in relation to financial instruments accounted for as hedges.

New accounting standards

The financial information included in this annual report complies, to the extent detailed below, with the following pronouncements issued by the UK Accounting Standards Board (ASB). New UK and US accounting pronouncements that will impact the UK and US GAAP information are also set out below.

United Kingdom The group has adopted the reporting requirements of FRS 17 — Retirement benefits in its primary financial statements from 1 July 2003. The group also complies from 1 July 2003 with the following requirements issued by the UK’s Accounting Standards Board: UITF abstract 38 — Accounting for ESOP trusts, and the amendment to FRS 5 — Reporting the substance of transactions.

     The UK GAAP financial information for the two years ended 30 June 2003 and the appropriate year ends has been restated following the adoption of FRS 17, UITF 38 and the amendment to FRS 5.

FRS 17 — Retirement benefits This standard replaces the use of the actuarial values for assessing pension costs in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, the expected return on assets and the interest on the liabilities. Differences between expected and actual returns on assets, and the impact on the liabilities of changes in the assumptions, are reflected in the statement of total recognised gains and losses.

     The adoption of FRS 17 has decreased the reported operating profit before exceptional items for the year ended 30 June 2003 by £88 million (year ended 30 June 2002 — £111 million). This charge has been offset by a decrease in exceptional charges of £14 million (year ended 30 June 2002 — decrease in exceptional income of £25 million) and an increase in other finance income of £36 million (year ended 30 June 2002 — £104 million), giving a net decrease in the profit for the year of £38 million (year ended 30 June 2002 — £32 million). In addition, the adoption of the standard has reduced shareholders’ funds at 30 June 2003 by £1,865 million (30 June 2002 — reduced by £728 million; 30 June 2001 — increased by £384 million).

UITF abstract 38 — Accounting for ESOP trusts This abstract changes the presentation of an entity’s own shares held in an employee share trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders’ funds. It also has consequential changes to UITF 17 requiring that the expense to the profit and loss account should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the ‘intrinsic value’ of the award).

     The impact of the adoption of UITF 38 in the year ended 30 June 2003 has been to increase operating profit before exceptional items by £14 million (year ended 30 June 2002 — £5 million; year ended 30 June 2001 — £4 million; year ended 30 June 2000 — decrease of £6 million) and increase the tax charge by £4 million (year ended 30 June 2002 — £1 million; year ended 30 June 2001 — £1 million; year ended 30 June 2000 — credit of £1 million). In addition, in the year ended 30 June 2003 exceptional charges were reduced by £2 million, giving a net increase in the profit for the year of £12 million (year ended 30 June 2002 — £4 million; year ended 30 June 2001 — £3 million; year ended 30 June 2000 — decrease of £5 million). The reclassification of shares acquired by the share trust (own shares) from fixed asset investments and debtors to equity has reduced shareholders’ funds by £288 million at 30 June 2003 (30 June 2002 — £244 million; 30 June 2001 — £179 million; 30 June 2000 — £146 million).

FRS 5 — Reporting the substance of transactions The amendment to the standard added a new application note (G) on revenue recognition. This requires that revenue should be stated at fair value of the right to consideration. Diageo incurs certain promotional expenditure, where permitted under local law (for example, slotting fees, whereby fees are paid to retailers for prominence of display, listing or agreement not to delist Diageo’s products) that are not wholly independent of the invoiced product price. Such expenditure is now deducted from turnover. The change, which has no impact on operating profit, reduced turnover and operating costs by £159 million in the year ended 30 June 2003 (year ended 30 June 2002 — £382 million; year ended 30 June 2001 — £714 million; year ended 30 June 2000 — £599 million).

The following pronouncements have recently been issued by the ASB.

FRS 20 — Share-based payments In April 2004 the ASB issued FRS 20 — Share-based payments. The standard requires that share based payments should give rise to a charge in the profit and loss account that is allocated to the period of service the award relates to. The charge is measured by reference to the fair value of goods or services received or, for transactions with employees, by reference to the fair value of

56 Diageo Annual Report 2004	Operating and financial review

the equity instrument at the date of grant. It is effective for periods beginning on or after 1 January 2005. The group is currently evaluating the impact of adopting this standard.

FRS 21 — Events after the balance sheet date In May 2004 the ASB issued FRS 21 — Events after the balance sheet date. The standard amends the accounting treatment to be adopted by entities for events occurring between the balance sheet date and the date when the financial statements are authorised for issue. Under the standard, dividends declared after the balance sheet date will be non-adjusting post balance sheet events. The standard is effective for periods beginning on or after 1 January 2005.

United States The following US GAAP pronouncements have been recently issued.

SFAS No.132(R) — Employers’ Disclosures About Pensions and Other Postretirement Benefits In December 2003, the Financial Accounting Standards Board (FASB) issued a revised SFAS No. 132. The group has provided the additional disclosures in respect of the group’s postretirement plans in note 5 and note 32 to the consolidated financial statements.

FIN 46 and FIN 46(R) — Consolidation of Variable Interest Entities In January 2003, the FASB issued Interpretation No. 46 — Consolidation of Variable Interest Entities (FIN 46) and in December 2003 a revised interpretation was issued (FIN 46(R)) which clarified certain provisions of FIN 46 and provided for further scope exemptions. FIN 46(R) requires variable interest entities to be consolidated by the party that has a variable interest that will absorb a majority of the entity’s expected losses and/or receive a majority of the entity’s expected residual returns or both (the primary beneficiary). A variable interest entity (VIE) has one or more of the following characteristics: (1) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support being provided; (2) the equity holders lack the ability (through voting rights or otherwise) to make decisions about an entity’s activities; or (3) the equity holders lack the obligation to absorb the expected losses of the entity or lack the right to receive the expected residual returns of the entity.

     At 30 June 2004 the group was a partner with a subsidiary of LVMH Moët Hennessy-Louis Vuitton SA (LVMH) in Schieffelin & Somerset Co (S&S), a partnership which marketed, distributed and sold, throughout the United States, certain premium and agency brands of Moët Hennessy and the group. The creditors of the partnership have no recourse to the general credit of the group. At 30 June 2004 the group was the primary beneficiary of the partnership and has consolidated the balance sheet of S&S at that date. Following the termination of this joint arrangement S&S is not expected to be consolidated under FIN 46(R) in the year ended 30 June 2005.
     The group has a number of other similar joint arrangements with LVMH in France and the Far East, all involved in the marketing, distributing and selling of alcoholic beverages. The balance sheets of these arrangements have also been consolidated in the group’s US GAAP consolidated balance sheet as at 30 June 2004.
     The group has an agreement with Destilería Serrallés, Inc. (Serrallés) whereby Serrallés produces and sells rum maturates to the group. The group has concluded that this arrangement does not represent a variable interest in Serrallés.
     The group has an agreement with Tequila Cuervo La Rojena, S.A. de C.V. and Casa Cuervo, S.A. de C.V. (collectively ‘Cuervo’) whereby the group was appointed the exclusive distributor of José Cuervo products in the United States. The term of the contract extends to 30 June 2013. Cuervo is involved in the production and sale, importation, exportation, distribution, licensing, manufacturing and bottling of tequila and other alcoholic and non-alcoholic beverages. The group has concluded that this arrangement does not represent a variable interest in Cuervo.
     On 13 December 2002, the group completed the legal disposal of Burger King, a leading company in the worldwide quick service restaurant industry. In connection with the disposal, the group agreed to guarantee a $750 million term loan and a $100 million revolving line of credit on behalf of Burger King and its subsidiaries. As part of the proceeds from the sale, the group received a subordinated debt instrument in an original principal amount of $213 million. The group has concluded that Burger King is not a variable interest entity and is therefore outside the scope of FIN 46(R).
     Diageo has complied with FIN 46(R) in the group’s US GAAP consolidated balance sheet as at 30 June 2004. The implementation of FIN 46(R) has had no impact on the US GAAP consolidated shareholders’equity or net income.

EITF No. 03-6 — Participating Securities and the Two-Class Method under FASB Statement No.128, Earnings per Share In March 2004, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 03-6. This issue addressed changes in the reporting and calculation requirements for earnings per share, providing the method to be used when a company has granted holders of any form of security rights to participate in the earnings of the company along with the participation rights of common stockholders. The group has reviewed the contractual rights granted for stock options and concluded that EITF 03-6 does not affect the group’s reporting and disclosure.

FSP No. 106-2 — Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 In December 2003, the United States Congress enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act established a prescription drug benefit under Medicare (Medicare Part D), and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the FASB issued Staff Position No.106-2 — Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FSP 106-2). The group is in the process of determining the impact of this issue on the business, results of operations, financial position and liquidity. Therefore, in accordance with FSP 106-2, the US GAAP accumulated postretirement benefit obligation and net period postretirement benefit cost included in the consolidated financial statements do not reflect the effects of the Act. This is because the group is currently determining whether the benefits conferred by the US plans are actuarially equivalent to Medicare Part D under the Act.

EITF No. 03-1 — The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments In June 2004, the EITF issued EITF Issue No. 03-1. The issue includes determining the meaning of other than temporary impairment and its application to debt and equity securities within the scope of SFAS No.115 — Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115) and equity securities that are not subject to the scope of SFAS No. 115 and not accounted for under the equity method of accounting.

57 Diageo Annual Report 2004	Operating and financial review

The Task Force reached a consensus that the application guidance in EITF 03-1 should be used to determine when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other than temporary impairment and requires certain disclosures about unrealised losses that have not been recognised as other than temporary impairments. These disclosure requirements became effective for periods ended prior to 30 June 2004. The recognition and measurement guidance of EITF 03-1 should be applied to other than temporary impairment evaluations in reporting periods beginning after 15 June 2004. The group considers that there were no unrealised losses requiring additional disclosures at 30 June 2004 and will evaluate, as the need arises, the impact of EITF 03-1 on the business, results of operations, financial position, and liquidity.

Conversion to International Financial Reporting Standards

The European Union has issued a regulation requiring most companies listed in the EU to comply with accounting standards issued by the International Accounting Standards Board (‘IASB’), and adopted by the EU, in the preparation of their consolidated accounts for financial reporting periods beginning on or after 1 January 2005. The EU’s objective is to improve financial reporting and enhance transparency, in order to assist the free flow of capital and improve the efficiency of the capital markets. Diageo therefore expects to have to present its consolidated financial statements for the year ending 30 June 2006 in compliance with International Financial Reporting Standards and International Accounting Standards (together ‘IFRSs’).

     There remains some uncertainty as to the number of comparative financial statements Diageo will be required to present to comply with US requirements. These would generally require (at least) two years of comparative information, but on 12 March 2004 the SEC published proposals whereby foreign registrants adopting IFRS for the first time would be required to provide only one year of comparative financial statements instead of two. If the proposal is approved, Diageo’s opening IFRS balances will be as at 1 July 2004.
     Over the last few years, the IASB has undertaken an extensive programme to develop new standards and to improve its existing ones. The final text for most of the standards was completed by the end of March 2004. However, some standards, in particular IAS 39 — Financial Instruments: Recognition and Measurement, IAS 32 — Financial Instruments: Disclosure and Presentation and IAS 19 — Employee Benefits, may be subject to further changes. In addition, certain IFRSs may be issued during the next two years, which Diageo, where allowed, may decide to adopt early.
     The group commenced a programme of work in 2002, initially in respect of financial instruments where it was clear that substantial differences existed between IFRSs and current UK GAAP. This programme has been extended to include an initial assessment of the differences between each IFRS and the current Diageo accounting policy. Following this exercise, a programme has been initiated to identify required changes to systems and processes; to provide training so as to ensure that the group can meet the new reporting requirements; and to identify other consequential impacts on the group which will need further consideration and/or action. The main uncertainties relate to the standards that have not yet been finalised and adopted by the EU. However, the directors currently expect that the principal impact of the adoption of IFRSs on Diageo’s net profit and shareholders’ funds will arise from changes in respect of financial instruments, share-based payments, post employment benefits and deferred tax. The impact of IFRSs on the group’s hedging policies is discussed under ‘Risk management’ above.

Discussion of US GAAP differences

Diageo’s consolidated financial statements have been prepared in accordance with UK GAAP, which is the group’s primary reporting framework. Reconciliations between UK and US GAAP are set out in note 32 to the consolidated financial statements and this section explains the principal differences.
	Year ended 30 June

		2003	2002
	2004	(restated)	(restated)
	£ million	£ million	£ million

Turnover — UK GAAP	8,891	9,281	10,900

— US GAAP	8,777	9,153	10,760

Effect on net income of significant differences between UK and US GAAP:

Net income in accordance with UK GAAP	1,392	50	1,589

Adjustments to conform with US GAAP:

Inventories	(37)	(46)	(58)

Pensions and other post employment benefits	10	95	51

Derivative instruments in respect of General Mills shares	28	(4)	166

Other derivative instruments	111	(189)	(100)

Burger King impairment charges and transaction costs	–	693	(135)

Disposals of businesses	69	(177)	1,022

Other items	(16)	25	92

Deferred taxation	143	(13)	(73)

Net income in accordance with US GAAP	1,700	434	2,554

58 Diageo Annual Report 2004	Operating and financial review

The UK GAAP turnover and net income for the years ended 30 June 2003 and 2002 have been restated to reflect the adoption of FRS 17 — Retirement benefits, UITF abstract 38 — Accounting for ESOP trusts and application note (G) to FRS 5 — Reporting the substance of transactions. See note 1 to the consolidated financial statements.

Turnover

UK GAAP turnover (sales in US terminology) for the year ended 30 June 2004 was £114 million (2003 — £128 million; 2002 — £140 million) higher than turnover under US GAAP, as the accounting treatment for joint arrangements (between the group and LVMH) is different. Under UK GAAP, the group includes in turnover its attributable share of turnover of joint arrangements, measured according to the terms of the arrangement and sales to joint arrangements by Diageo companies are eliminated on consolidation. Under US GAAP, joint arrangements have been accounted for during the year under the equity method of accounting and the group’s share of sales of the joint arrangements is not included as part of group sales. Sales to joint arrangements by Diageo companies are accounted for as part of turnover.

Net income

The significant reconciling items in net income are as follows:

Inventories The fair value of the net assets under US GAAP of the Guinness Group was higher than the net assets under UK GAAP, primarily in respect of maturing whisky inventories. The fair value of the inventories at the date of acquisition (17 December 1997) was £601 million higher under US GAAP compared to UK GAAP. The increase in inventory values is unwinding over a number of years on the sale of the whisky to third parties. In the year ended 30 June 2004, £37 million (2003 — £46 million; 2002 — £58 million) of the fair value increase was realised.

Pension and other post employment benefits Under UK GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost is charged to operating profit. The interest cost (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using the market value of assets), are charged/credited to finance charges in the profit and loss account. Any amount arising from changes in the assumptions used for the actuarial valuation at the commencement of the year and those at the end of the year and any differences between the actual return on the plan’s assets and the expected return on the plan’s assets are included in the statement of total recognised gains and losses. The surplus or deficit in post employment plans at the balance sheet date is part of the group’s consolidated net assets.

     Under US GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost, the interest (being the unwinding of the discount on the fund’s liabilities for the year) and the expected return on assets for the year (calculated using a smoothed market value of assets) are charged/credited to operating profit. The cumulative amounts arising from changes in the assumptions used for the actuarial valuation at the commencement of the year and those at the end of the year and any differences between the actual return on the plan’s assets and the expected return on the plan’s assets are amortised through operating profit over the average remaining service lives of the employees. Only when the plan is in deficit, calculated on the plan’s accrued rather than projected liabilities, is the liability included in the group’s consolidated net assets. If the plan is in surplus, the group’s consolidated net assets include a prepayment or provision which is the difference between the cumulative profit and loss account charges and the cumulative cash contributions made to the plan.

Derivative instruments in respect of General Mills shares Under the terms of the contingent value right received in connection with the disposal of Pillsbury, in the year ended 30 June 2003, Diageo received a cash payment of £173 million from General Mills. Under UK GAAP, this was recognised in the profit and loss account as an exceptional gain on the disposal of businesses. However, under US GAAP, this was recognised in the profit and loss account in the year ended 30 June 2002 as a derivative and was accordingly held at its estimated fair value with changes in this fair value included in the profit and loss account. The group received cash in settlement of the contingent value right on 1 May 2003.

     Under UK GAAP, the premium received from the sale of options to General Mills over 29 million ordinary shares of Diageo’s holding in that company has been deferred in the balance sheet. The premium will be recognised in the profit and loss account on exercise or lapse of the options. Under US GAAP, the option contract represents a derivative and is accordingly held at its estimated fair value at the balance sheet date with changes in fair value included in the profit and loss account.

Other derivative instruments The group uses derivative financial instruments for risk management purposes. Under UK GAAP, changes in the fair value of interest rate derivatives and derivatives hedging forecast transactions are not recognised until realised. Changes in the fair value of derivatives hedging the translation of net assets of overseas operations are taken to the statement of total recognised gains and losses.

     Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group’s derivatives qualify for and are designated as hedges under US GAAP, which defers the effect on net income from gains and losses arising from changes in their fair value, to coincide with the timing of the recognition of the hedged item. Gains and losses arising from changes in the fair value of derivatives which do not qualify for US GAAP hedge accounting treatment are charged or credited in determining net income under US GAAP. In the year ended 30 June 2004, under US GAAP, gains of £62 million were recognised on foreign exchange derivatives (2003 — losses of £148 million; 2002 — gains of £97 million) and gains of £62 million were recognised on interest rate instruments (2003 — losses of £45 million; 2002 — losses of £219 million). The year on year movements are a product of the portion of the group’s hedging instruments for which mark-to-market movements are taken to net income under US GAAP but not under UK GAAP, and the movements in exchange and interest rates in each period. Other differences arising between UK and US GAAP on derivative instruments amounted to losses of £13 million (2003 — gains of £4 million; 2002 — gains of £22 million).

59 Diageo Annual Report 2004	Operating and financial review

Burger King impairment charges and transaction costs Under UK GAAP, the sale of Burger King was accounted for as a disposal and the results prior to the disposal date are presented within discontinued operations. Net income for the year ended 30 June 2003 reflected a pre tax charge in relation to the sale of Burger King of £1,441 million and £750 million under UK and US GAAP, respectively, representing £691 million of the total UK/US GAAP difference in net income. Under US GAAP, the transaction is not accounted for as a disposal due to the size of the investment made by the buyer and Diageo’s continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance. However, a charge for impairment was recognised rather than a loss on disposal. The charge for impairment under US GAAP was lower than the loss on disposal under UK GAAP principally because the goodwill and brands acquired on the original acquisition of the quick service restaurants business were being amortised over 40 years up to 30 June 2001 (prior to the adoption of SFAS No. 142), whereas no amortisation had been charged on the goodwill and brands under UK GAAP. By the date of disposal, Diageo had incurred additional cumulative amortisation (including related deferred tax) under US GAAP of £609 million on the goodwill and brands of Burger King. Other differences arising between UK and US GAAP, principally in respect of derivative instruments, reduced the charge under US GAAP by £82 million. In the US GAAP balance sheet, the total assets and total liabilities of Burger King at 30 June 2004 (including consideration deferred under US GAAP) classified within ‘other long term assets’ and ‘other long term liabilities’ were each £1.2 billion (2003 — £1.3 billion). Under US GAAP, the transaction will be accounted for as a disposal when the uncertainties related to the guarantee provided in respect of the acquisition finance have been substantially resolved and/or the buyer’s cumulative investment meets or exceeds minimum levels.

     As at 30 June 2002, under US GAAP, an impairment in the carrying value of goodwill attributable to the group’s quick service restaurants business of £135 million was recognised. Under UK GAAP, the goodwill to which the impairment related had already been written off to reserves.

Disposals of businesses Under UK GAAP, the group made losses on disposals of other businesses of £10 million compared with gains of £97 million under US GAAP in the year ended 30 June 2004. The principal reason for the difference was the recognition of the deferred gain established on the sale of Pillsbury. In connection with the disposal of Pillsbury in the year ended 30 June 2002, Diageo guaranteed the debt of a third party to the amount of $200 million (£110 million). Under UK GAAP, Diageo provided for the amounts which it could have paid to settle the potential liability or transfer it to a third party as a cost of the transaction. On 18 June 2004, International Multifoods Corporation was acquired by the JM Smucker Company, as a result of which the provision being carried in respect of the guarantee has been reviewed and revised. Under US GAAP, Diageo had deferred the element of the gain on disposal of Pillsbury equivalent to the amount guaranteed. As a result of the acquisition of International Multifoods Corporation by JM Smucker, the deferred gain under US GAAP has been recognised in the year ended 30 June 2004, and a provision, against the guarantee, equal to that under UK GAAP has been established.

     In June 2003, under UK GAAP, excluding the pre tax loss in respect of the disposal of Burger King of £1,441 million and the receipt under the terms of the contingent value right of £173 million described above, the group made gains on disposals of other businesses of £14 million compared with gains of £16 million under US GAAP in the year ended 30 June 2003.

Exceptional and extraordinary items Under UK GAAP, exceptional items are those that, in management’s judgement, are material items that arise from events or transactions that fall within the ordinary activities of the group but, by virtue of their size or incidence, should be separately disclosed if the consolidated financial statements are to properly reflect the results for the period. US GAAP does not have such a category. Under US GAAP, certain of these items are treated in accordance with paragraph 26 of APB 30 as a separate component of income from continuing operations, if appropriate. The group has had no extraordinary items under either UK or US GAAP for the three years ended 30 June 2004.

60 Diageo Annual Report 2004

Directors and senior management

	Age	Position (committees)

Directors
Lord Blyth of Rowington	64	Chairman, non-executive director3*
Paul S Walsh	49	Chief executive, executive director2*
Nicholas C Rose	46	Chief financial officer, executive director[2]
Rodney F Chase	61	Non-executive director[1,3,4]
Lord Hollick of Notting Hill	59	Senior non-executive director1,3,4*
Maria Lilja	60	Non-executive director[1,3,4]
J Keith Oates	62	Non-executive director1*,3,4
William S Shanahan	64	Non-executive director[1,3,4]
H Todd Stitzer	52	Non-executive director[1,3,4]
Jonathan R Symonds	45	Non-executive director[1,3,4]
Paul A Walker	47	Non-executive director[1,3,4]

Other members of the executive committee
Stuart R Fletcher	47	Market president[2]
James N D Grover	46	Global business support director[2]
Robert M Malcolm	52	President, global marketing, sales and innovation[2]
Ian K Meakins	48	Market president[2]
Ivan M Menezes	45	Market president[2]
Andrew Morgan	48	Market president[2]
Timothy D Proctor	54	General counsel[2]
Gareth Williams	51	Human resources director[2]

Officer
Susanne Bunn	45	Company secretary

Key to committees:

1. Audit
2. Executive
3. Nomination
4. Remuneration
*Chairman

Information in respect of the directors and senior management is set out below:

Lord (James) Blyth retired as chairman of The Boots Company PLC at the end of July 2000, having joined in 1987 as chief executive and become chairman in 1998. He was formerly group chief executive of the Plessey Company and Head of Defence Sales at the Ministry of Defence. He was appointed a non-executive director of Diageo plc in January 1999 and chairman in July 2000. Lord Blyth is also a non-executive director of Anixter Inc, in the USA, and a vice chairman of Greenhill & Co, Inc.

Paul Walsh joined GrandMet’s brewing division in 1982 and became finance director in 1986. He held financial positions with Inter-Continental Hotels and the GrandMet Food Sector from 1987 to 1989 and was appointed division chief executive of Pillsbury in 1990, becoming chief executive officer of The Pillsbury Company in 1992. He was appointed to the GrandMet board in October 1995 and to the Diageo plc board in December 1997. He became chief operating officer of Diageo in January 2000 and chief executive in September 2000. He is also a non-executive director of Centrica plc and a Governor of Henley Management Centre and a non-executive director of FedEx Corporation, in the USA. He resigned as a non-executive director of General Mills, Inc in June 2004.

Nicholas (Nick) Rose joined GrandMet in June 1992 initially as group treasurer, and became group controller in 1995. He was appointed finance director of International Distillers & Vintners in 1996 and became finance director of United Distillers & Vintners in December 1997. He was appointed to the Diageo plc board in June 1999 and became chief financial officer in July 1999. He is also a non-executive director of Scottish Power plc and a non-executive director of Moët Hennessy SNC, in France.

Rodney Chase is deputy chairman and senior non-executive director of Tesco plc. He is also a non-executive director of Computer Sciences Corporation, in the USA, and a senior adviser to the European Advisory Council of Lehman Brothers. Mr Chase retired as deputy group chief executive of BP plc in April 2003. He was appointed a non-executive director of Diageo plc in January 1999 and became senior non-executive director and chairman of the remuneration committee in October 2003. He will retire at this year’s AGM.

Lord (Clive) Hollick is chief executive of United Business Media plc. He joined Hambros Bank in 1967 and was appointed a director in 1973. He was appointed Managing Director of J H Vavasseur & Co in 1974 which developed into MAI plc, a major international media and financial services group which in 1996 merged with United News and Media plc. He is also a founding trustee of the Institute of Public Policy Research, chairman of London’s South Bank Centre and a non-executive director of Honeywell International Inc, in the USA. On 25 February 2004 he was appointed a non-executive director of South Bank Federation Limited and on 7 May 2004 he was appointed a non-executive director of Channel 5 Television Group Limited. Lord Hollick was appointed a non-executive director of Diageo plc in December 2001 and succeeded Mr Chase as senior non-executive director and chairman of the remuneration committee on 2 September 2004.

61 Diageo Annual Report 2004	Directors and senior management

Maria Lilja played a leading role in building Nyman & Schultz, a long-established Scandinavian travel management company, which was acquired by American Express in 1993. She served as head of American Express Europe from 1996 to 2000. She is also non-executive chairman of Mandator AB and a non-executive director of Bilia AB, Intrum Justitia AB, Observer AB and Poolia AB, all in Sweden. She was appointed a non-executive director of Diageo plc in November 1999.

J Keith Oates is a senior adviser to Coutts Bank, Monaco. He was formerly deputy chairman of Marks and Spencer plc until 1999 and was the founder chairman of Marks & Spencer Financial Services. His previous experience includes being a BBC governor, a non-executive director of British Telecommunications plc, John Laing plc and the Financial Services Authority and chairman of Quest. He became a non-executive director of Guinness PLC in June 1995 and was appointed a non-executive director of Diageo plc in December 1997. Mr Oates will retire after this year’s AGM.

William (Bill) Shanahan is president of The Colgate-Palmolive Company. He joined Colgate-Palmolive in 1965 as a sales assistant in the international sales department and subsequently held various positions within the company in general management and marketing roles. In 1983 he was appointed an officer of the corporation, in 1989 he became chief operating officer and, in 1992, was appointed president. He was appointed a non-executive director of Diageo plc in May 1999.

H Todd Stitzer is chief executive of Cadbury Schweppes Public Limited Company. He joined Cadbury Schweppes in 1983 as an assistant general counsel and subsequently held a number of marketing, sales, strategy and general management posts, prior to being appointed to his current role in May 2003. He was appointed a non-executive director of Diageo plc on 23 June 2004.

Jonathan (Jon) Symonds is chief financial officer of AstraZeneca PLC. He is also a member of the Accounting Standards Board, joint Chairman of the Business Tax Forum and, since November 2003, chairman of the 100 Group of Finance Directors. Prior to joining AstraZeneca in 1997, he was a partner at KPMG. Mr Symonds was appointed a non-executive director of Diageo plc on 1 May 2004 and, subject to election by shareholders, it is proposed that he will succeed Mr Oates as chairman of the audit committee after this year’s AGM.

Paul Walker is chief executive of The Sage Group plc. He joined Sage in 1984 and was appointed Finance Director in 1987, then group chief executive in 1994. He is also a non-executive director of MyTravel Group plc. He was appointed a non-executive director of Diageo plc in June 2002.

Sir Robert Wilson retired as a non-executive director at the AGM in October 2003.

Stuart Fletcher was appointed president, key markets in September 2000. He joined Guinness PLC in 1986 as deputy controller of Guinness Brewing Worldwide and was appointed controller in 1987. He previously held a number of financial positions with Procter & Gamble in the United Kingdom, both in consumer goods and industrial products, and with United Glass. In 1988 he became finance and operations director, United Distillers Japan and in 1990 chief financial officer of Schenley Inc. In 1993 he was appointed regional finance director for United Distillers’ Asia Pacific Region and was made acting regional managing director for United Distillers’ Pacific Region in January 1995. In August 1995 he became finance director of Guinness Brewing Worldwide and then served as president of Guinness’ Americas and Caribbean region based in the United States before becoming managing director of developing and seed markets for Guinness Limited in June 1999. He is also a non-executive director of Moët Hennessy SNC, in France.

James (Jim) Grover was appointed global business support director in February 2004. He joined GrandMet in 1993, initially as the strategic development director of GrandMet Food Sector (encompassing GrandMet’s worldwide packaged food and Burger King businesses), and subsequently, strategic development director of The Pillsbury Company. He was appointed group strategy director of GrandMet in March 1997 and strategy director of Diageo in December 1997. Previously he worked as a management consultant, initially with Booz-Allen & Hamilton, Inc and subsequently with OC&C Strategy Consultants. He was the partner responsible for their consumer goods practice at OC&C and advised a broad array of multinational food companies on a wide variety of strategic issues.

Robert (Rob) Malcolm was appointed president, global marketing, sales and innovation in September 2000. He joined United Distillers & Vintners as scotch category director in 1999 and was appointed global marketing director later that year. Previously, he held various marketing positions with Procter & Gamble in the United States from 1975 until his appointment in 1988 as vice president and general manager Personal Cleansing Products, USA and in 1992 as vice president and general manager for the Arabian Peninsula. From 1995 to 1999 he was vice president, general manager Beverages, Europe Middle East Africa.

Ian Meakins was appointed president, European major markets and global supply in September 2000. He joined United Distillers in 1991 as marketing director, White Spirits, Europe Region having worked for Procter & Gamble and Bain & Co and been a founding partner of the Kalchas Group, strategic management consultants in 1988. From 1992 he was managing director of United Distillers Boutari (then a joint venture between United Distillers and Boutari) in Greece. He was appointed United Distillers marketing director Worldwide in September 1994 before being appointed United Distillers, managing director Europe in July 1997. From December 1997, he was United Distillers & Vintners deputy managing director, Europe and then United Distillers & Vintners managing director, venture markets. In December 1999 he became global operations managing director for United Distillers & Vintners. He is also a non-executive director of mmO2 plc. Mr Meakins will leave Diageo in October 2004 to take up an appointment as chief executive of Alliance UniChem plc.

62 Diageo Annual Report 2004	Directors and senior management

Ivan Menezes was appointed president and chief executive officer of Diageo North America in January 2004, having been chief operating officer, North America since July 2002. He previously served as both managing director and then president, venture markets of Guinness United Distillers & Vintners. Before these appointments, he served as global marketing director for United Distillers & Vintners in the United Kingdom from September 1998 and as group integration director for Diageo plc from May 1997. Previously he worked across a variety of sales, marketing and strategy roles with Nestlé in Asia, Booz-Allen & Hamilton, Inc in North America and Whirlpool in Europe.

Andrew Morgan was appointed president, venture markets in July 2002. He joined United Distillers in 1987 and held various positions in Europe regions, including general manager, Greece and regional director for southern Europe. He was appointed United Distillers, managing director of International Region in January 1995 and United Distillers & Vintners regional managing director, international in 1997. He was appointed group chief information officer and president New Business Ventures for Guinness United Distillers & Vintners in September 2000 having previously been director Global Strategy and Innovation for United Distillers & Vintners.

Timothy (Tim) Proctor was appointed general counsel of Diageo in January 2000, having been director, Worldwide Human Resources, Glaxo Wellcome since 1998. Prior to this, he was senior vice president, Human Resources, General Counsel and secretary for Glaxo’s US operating company. He has over 20 years’international legal experience, including 13 years with Merck and six years with Glaxo Wellcome.

Gareth Williams was appointed human resources director in January 1999. He joined the GrandMet Brewing Division in 1984 and moved through a number of personnel positions to become director of Management Development and Resourcing for the division in 1987. From 1990 to 1994 he held a series of human resources positions in International Distillers & Vintners’North American spirits and wine division, before returning to the United Kingdom to become group organisation and management development director of GrandMet. In 1996 he became human resources director for International Distillers & Vintners’global business and in January 1998 took the same title in United Distillers & Vintners, following the merger of Guinness and GrandMet. Prior to joining GrandMet, he spent 10 years with Ford of Britain in a number of personnel and employee relations positions.

Paul Clinton left Diageo in December 2003.

Susanne Bunn was appointed company secretary of Diageo plc in March 2003. She joined the group in February 1989 as assistant secretary in the GrandMet UK Foods division and since then has held various company secretarial positions within the group. She was appointed joint deputy secretary in December 1997 and became sole deputy secretary at the end of 2000.

63 Diageo Annual Report 2004

Directors’ remuneration report

Dear shareholder

During recent months the remuneration committee of Diageo plc has conducted a review of the remuneration policy for our senior executives. During this review we have taken note of the comments made by shareholders prior to our last AGM. As a result of this review we are proposing to make some changes. These changes, which are outlined in this letter, are intended to ensure that we continue, within a framework of good corporate governance, to be able to attract and retain the best global talent to ensure we deliver Diageo’s strategy. We trust that these changes will receive your support at our Annual General Meeting in October 2004.

Summary of changes

The main changes are to rebalance total remuneration away from short term and towards long term performance-related incentives, as follows:

•	Annual cash bonuses will be capped at no more than 200% of base salary per annum. This is a reduction in our previous maximum annual bonus.

•	We will be seeking shareholder approval to increase the maximum level of annual awards under our long term performance-related share plan (the TSR plan) to 250% of base salary in order to allow us to continue to compete for top global talent. This is an increase from the current maximum award of 150% of base salary. We have changed the comparator group against which we will measure total shareholder return performance for future awards in order to better reflect the current product and geographic mix of Diageo’s business.

•	The ability to retest the earnings per share performance condition under our senior executive share option plan will be removed for future grants of share options.

•	Notice periods in the senior executive contracts will remain 12 months and the mitigation of payments on termination is under review.

Summary remuneration policy

Our revised remuneration policy will be as follows:

•	Our senior executive remuneration arrangements are intended to attract and retain the best global talent.

•	We believe that pay should vary significantly with performance over both the short and long term.

•	Our base salaries are set at the median of the relevant market for each role.

•	Annual bonuses are paid in cash after the end of each financial year and are determined by performance in the year against pre-set stretching business targets.

•	Our long term incentives comprise a combination of share option grants and share awards in each year, and vary with three year EPS and TSR performance respectively.

•	Our senior executives are required to hold shares in Diageo to participate fully in our share option and share award plans.

Detailed changes

Annual bonuses Before the start of each financial year and in light of the strategic plan for that year, the remuneration committee will determine annual performance targets. One of these targets will be profit performance and the other measure may vary from year to year, depending upon the particular area of focus for the business. The effect of foreign exchange movements will be eliminated in assessing the performance delivered.

     The bonus payable for on target performance will be 100% of base salary and the maximum bonus payable will be 200% of base salary. This is a reduction from the current levels.

Senior executive share option plan (SESOP) Currently, under our share option plan, options vest on a sliding scale depending upon our earnings per share performance after grant, as follows:

•	If EPS growth exceeds RPI growth by less than 12 percentage points over three years then none of the options can be exercised.

•	If EPS growth is at least 12 percentage points greater than that of RPI, but less than 15 percentage points, then one half of the options may be exercised.

•	If EPS growth exceeds RPI growth by 15 percentage points or more over three years then all of the options may be exercised.

We intend to cancel the ability to retest whether the performance criterion has been met for future grants of options. The performance criterion itself will remain unchanged as it continues to provide a challenging level of performance expectation in the current economic environment.

64 Diageo Annual Report 2004	Directors’ remuneration report

Share awards under the TSR plan Under this plan, senior executives are granted a conditional right to receive shares. The shares vest on a sliding scale depending on the total shareholder return performance of Diageo plc over a three year period relative to a peer group of companies.

     We will be seeking shareholder approval at our AGM to increase the maximum level of conditional share awards that may be made in any one year to 250% of base salary. The current maximum is 150% of base salary. We should emphasise that these conditional awards of shares only vest if challenging performance conditions are met. At least median TSR performance against our peer group must be achieved before any shares vest. Maximum vesting of 150% of the shares only occurs if we are placed in first or second position against a peer group of 17 other relevant comparators. The vesting profile is as follows:

	Relative TSR performance

	Above upper quartile			Upper quartile to median				Median	Below median

Ranking in peer group	1-2	3	4	5	6	7	8	9	10-18

% of award released	150	142	114	94	83	72	61	50	Nil

For example, if a conditional award is made at the new maximum level of 250% of salary and if Diageo achieves a median ranking of position 9, 50% of the shares will be released, i.e. 125% of salary.

This can be illustrated graphically:

In setting this level of award the remuneration committee has considered the total remuneration packages paid in the top 30 companies in the FTSE100 by market capitalisation, excluding those in the financial services sector. We believe it is appropriate to position remuneration in Diageo between the median and upper quartile of this group, given the size and complexity of Diageo’s business globally.

TSR plan comparator group We have also reviewed the relevance of the comparator companies against which we measure the TSR performance of Diageo. Following the re-shaping of our business, we intend to amend the comparator group, introducing more drinks companies and removing some smaller food companies, as follows:

Companies removed:
Allied Domecq	Colgate-Palmolive	PepsiCo	Altria (formerly Philip Morris)
Anheuser-Busch	Gillette	Pernod Ricard (new)	Campbell Soup
Brown-Forman (new)	Heineken	Procter & Gamble	Kelloggs
Cadbury Schweppes (new)	Heinz	SABMiller (new)	McDonald’s
Carlsberg Coca-Cola	Interbrew (new) Nestlé	Unilever	Yum! Brands (formerly Tricon)

TSR plan measurement period Currently TSR performance is measured over the calendar year. We will align the measurement period with our financial year by making a half sized award in February 2005 (with the performance period for this award running from January 2005 to December 2007), and then resuming full sized awards from July 2005 (with the performance period running from July 2005 to June 2008).

Executive contracts We have noted the recent shift in corporate governance sentiment amongst UK institutional shareholders. Our contracts currently provide for a rolling 12 month notice period. Terms of executive contracts and the mitigation of compensation payable on termination are under review.

Lord Hollick of Notting Hill
Non-executive director

65 Diageo Annual Report 2004	Directors’ remuneration report

What this report covers

This report to shareholders for the year ended 30 June 2004 covers:

•	the policy under which executive and non-executive directors were remunerated; and

•	tables of information showing details of the remuneration and share interests of all the directors.

The report was approved by a duly appointed and authorised committee of the board of directors on 1 September 2004 and was signed on its behalf by Lord Hollick, who succeeded RF Chase as senior non-executive director and chairman of the remuneration committee on 2 September 2004. As required by The Directors’ Remuneration Report Regulations 2002 (the Regulations), this report will be subject to an advisory shareholder vote at the Annual General Meeting.

     The board has followed and complied with section 1 of the Combined Code on Corporate Governance issued in 1998 and the Regulations in preparing this report and in designing performance-related remuneration for senior executives. KPMG Audit Plc have audited the report to the extent required by the Regulations, being the sections headed ‘Directors’ remuneration for the year ended 30 June 2004’, ‘Long term incentive plans’ and ‘Executive directors’ pension benefits’.

The remuneration committee

The remuneration committee is responsible for making recommendations to the board on remuneration policy as applied to Diageo’s senior executives, being the executive directors and the executive committee. It consists wholly of independent non-executive directors: RF Chase, Lord Hollick, M Lilja, JK Oates, WS Shanahan, HT Stitzer (from 23 June 2004), JR Symonds (from 1 May 2004) and PA Walker. The chairman and the chief executive may, by invitation, attend remuneration committee meetings, except when their own remuneration is discussed. No director is involved in determining his or her own remuneration. The committee met five times during the year. The meetings were fully attended, except that M Lilja, WS Shanahan and PA Walker were each unable to attend one meeting. The committee reviewed its own effectiveness through a self-assessment in December. The committee’s terms of reference are available at www.diageo.com and on request from the company secretary.

Advice

During the year ended 30 June 2004, Diageo’s human resources director and director of performance and reward were invited by the remuneration committee to provide their views and advice. The remuneration committee also appointed the following independent and expert consultants:

•	Deloitte & Touche LLP — who provided external market data on levels of senior executive remuneration. They also provide accountancy and tax services to Diageo, including services to support the process for assessing risk management and control systems and processes.

•	Kepler Associates — who reviewed and confirmed the total shareholder return of Diageo and the peer group companies for the 2001 TSR plan, the performance cycle for which ended on 31 December 2003. They provided no other services to Diageo during the year.

Additional remuneration survey data published by Monks Partnership, Mercer Human Resource Consulting and Towers Perrin was presented to the committee.

Remuneration philosophy

Diageo’s remuneration philosophy for senior executives is based on a belief in:

•	performance-related compensation. It influences and supports performance and the creation of a high performing organisation;

•	rewarding sustainable performance. It is at the heart of Diageo’s corporate strategy and is vital to meeting investors’ goals;

•	measuring performance over three years. It aligns with the time cycle over which management decisions are reflected in the creation of value in this business;

•	a mix of base salary, cash incentives, options and shares. It provides a balanced portfolio of incentives and rewards;

•	paying competitive total remuneration. It helps Diageo compete for the best talent among companies with global operations and global consumers;

•	simplicity and transparency.

The board of directors continues to set stretching performance targets for the business and its leaders in the context of the prevailing economic climate. To achieve these stretch targets requires exceptional business management and strategic execution to deliver performance well above sectoral norms. This approach to target setting reflects the aspirational performance environment which Diageo wishes to create.

     In Diageo, annual incentive plans aim to reward good performance with commensurate levels of remuneration. Long term incentive plans aim to reward long term sustained performance. Under both sets of plans, if stretch targets are achieved, high levels of reward may be earned. All incentives are capped to ensure that inappropriate business risk taking is neither encouraged nor rewarded.

66 Diageo Annual Report 2004	Directors’ remuneration report

Detailed remuneration policy
Remuneration	Paid in order to		Delivered as		Detailed policy

Base salary	–	reflect the value of the	–	cash	–	reviewed annually usually with effect from
		individual and their role	–	monthly		1 October
	–	reflect skills and experience			–	benchmarked against comparator group of relevant companies taking into account country where role based
					–	set at median of relevant comparator group for each role

Annual performance	–	incentivise year on year	–	cash	–	based on overall Diageo financial
bonus		delivery of short term	–	variable value		performance
		performance goals	–	annual payment	–	at least 70% based on a profit measure
			–	non-pensionable	–	targets set by reference to annual operating plan
					–	on target performance earns no more than 100% of salary*
					–	maximum payable is 200% of salary*

Share options	–	incentivise three year	–	market value share	–	maximum annual grant of 375% of salary
(Senior executive share		real earnings growth		options	–	EPS performance test operates on a
option plan)		above a minimum	–	variable value		sliding scale
		threshold	–	long term incentive	–	no longer a retest facility*
	–	incentivise increasing	–	discretionary annual
		Diageo’s share price over three to 10 years		grant

Share awards	–	incentivise three year	–	shares	–	maximum annual award is 250% of
(TSR plan)		total shareholder return	–	highly variable		salary**
		relative to a selected	–	long term incentive	–	none of the award vests for performance
		peer group of	–	discretionary annual		below median
		companies		award	–	for outstanding performance, achieving first or second position, 150% of the award vests, i.e. a maximum of 375% of salary*
					–	peer group aligned to our core business and geographical mix*
					–	performance period aligned to financial year*

Pension	–	to provide competitive	–	deferred cash	–	pension accrues at 1/30th of annual basic
		postretirement	–	lump sum/monthly		salary subject to Inland Revenue limits
		compensation and			–	normal retirement age of 62
		benefits, that reward long term sustained performance in the business			–	pension at normal retirement age will not be less than ⅔rds of basic salary in prior 12 months

*indicates changes effective for year ending 30 June 2005.
**subject to shareholder approval.

The remuneration policy delivers a mix of fixed and variable, cash and share based, short and long term performance-related remuneration. Broadly, if the incentive plan performance targets are achieved, for every £100 of remuneration earned, £29 is fixed and £71 is performance-related. £29 of the performance-related remuneration is based on annual performance and the remainder on at least three year performance. Sustained achievement of stretch performance targets can result in the incentive plans paying out at the maximum level, and delivering an additional £68 of remuneration.

Share ownership

Senior executives are required to hold shares in Diageo to participate fully in the share option and share award plans. This policy extends to the top 100 senior leaders and reflects Diageo’s belief that its most senior leaders should also be shareholders. The executive directors were required to hold shares equivalent to 150% of their basic salary by 1 January 2003, rising to 225% by 1 January 2005.

     The senior executives are eligible to participate in the broad-based share and option plans Diageo operates for its employees. These are the tax approved share incentive plan and savings related share option scheme in the United Kingdom and the share value plan in the United States.

67 Diageo Annual Report 2004	Directors’ remuneration report

Service contracts

The chairman has a letter of appointment for an initial five year term from 1 July 2000. As previously disclosed, this has been extended by the board to 30 June 2007. It is terminable on six months’ notice by either party or, if terminated by the company, by payment of six months’ fees in lieu of notice.

     The executive directors have service agreements, which provide for six months’ notice by the director or 12 months’  by the company and contain non-compete obligations. In the event of early termination by the company without cause, the agreements provide for predetermined compensation to be paid, equivalent to 12 months’  basic salary for the notice period and an equal amount in respect of all benefits. The mitigation of compensation payable on termination is under review. PS Walsh’s service contract with the company is dated 7 October 1999. NC Rose’s service contract with the company is dated 1 October 2000.
     The non-executive directors do not have service contracts; a summary of their terms and conditions of appointment is available at www.diageo.com

External appointments

With the specific approval of the board in each case, executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

     During the year ended 30 June 2004, PS Walsh served as a non-executive director of Centrica plc and of FedEx Corporation and retained the fees paid to him for this service. The total amounts of such fees paid to him in the year ended 30 June 2004 were £35,000 and $75,083, respectively. In line with the FedEx Corporation policy for outside directors, PS Walsh is eligible to be granted share options. During the year ended 30 June 2004, he was granted 7,000 options at an option price of $64.38. He also exercised 8,000 options that were granted at an option price of $25.19. The market price at the date of the first exercise of 4,000 options was $72.47 and at the date of the second exercise, also 4,000 options, was $76.15.
     NC Rose served as a non-executive director of Scottish Power plc during the year ended 30 June 2004 and retained the fees paid to him for this service. The total amount of such fees paid to him in the year ended 30 June 2004 was £43,542.

Remuneration policy for non-executive directors

Diageo’s policy on non-executive directors’remuneration is that:

•	within the limits set by the shareholders from time to time, remuneration should be sufficient to attract, motivate and retain world-class non-executive talent;

•	remuneration practice should be consistent with recognised best-practice standards for non-executive directors’remuneration; and

•	non-executive directors should not be granted share options by the company.

The fees of non-executive directors are normally reviewed every two years with effect from 1 January. Fees are reviewed in the light of market practice in large UK companies and anticipated workload, tasks and liabilities. The current annual fees after the most recent review, effective from January 2003, are:

From
1 Jan 2003

Base fee	£ 50,000

Senior non-executive director	£ 20,000

Chairman of audit committee	£ 20,000

Chairman of remuneration committee	£ 10,000

In addition, an allowance of £3,000 is payable each time an overseas based non-executive director is required to travel to attend board and committee meetings to reflect the additional time commitment involved.

68 Diageo Annual Report 2004	Directors’ remuneration report

Directors’ remuneration for the year ended 30 June 2004

Emoluments

	2004					2003
			Share
	Basic	Performance	incentive	Other
	salary	bonus	plan	benefits(b)	Total	Total
	£000	£000	£000	£000	£000	£000

Chairman — fees

Lord Blyth (a)	450	—	—	47	497	485

Executive directors

NC Rose	472	736	3	44	1,255	1,107

PS Walsh	823	1,311	3	42	2,179	1,929

	1,295	2,047	6	86	3,434	3,036

Non-executive directors — fees

RF Chase	71	—	—	1	72	44

Lord Hollick	50	—	—	1	51	44

M Lilja	62	—	—	1	63	53

JK Oates	70	—	—	1	71	59

WS Shanahan	56	—	—	3	59	53

HT Stitzer (appointed 23 June 2004)	1	—	—	—	1	—

JR Symonds (appointed 1 May 2004)	8	—	—	—	8	—

PA Walker	50	—	—	1	51	44

Sir Robert Wilson (retired 23 October 2003)	27	—	—	—	27	69

	395	—	—	8	403	366

Total	2,140	2,047	6	141	4,334	3,887

Notes

(a) £150,000 of Lord Blyth’s remuneration must be used for monthly purchases of Diageo plc ordinary shares, which have to be retained until he retires or ceases to be a director.

(b) Other benefits include company cars, private use of chauffeur, fuel, product allowance, financial counselling, spouse travel, medical insurance and life insurance premiums.

In addition to the above emoluments, the executive directors received payments and made gains under long term incentive plans as follows:

	2004					2003
		Executive	US share
	2001	share option	option
	TSR Plan	exercises	exercises	SEPSOS(a)	Total	Total
	£000	£000	£000	£000	£000	£000

Executive directors

NC Rose	516	—	—	20	536	215

PS Walsh	950	259	123	124	1,456	1,683

Total	1,466	259	123	144	1,992	1,898

(a) Amounts in respect of SEPSOS arose from exercises in prior years. SEPSOS is a long term incentive plan that was operated by GrandMet.

Former director The company entered into an initial two year consultancy agreement with a company owned by JMJ Keenan, who retired as a director of Diageo plc on 30 October 2001. This agreement was extended until Mr Keenan ceased to be a director of General Mills on 23 June 2004. Under the terms of the agreement, Mr Keenan’s company provided advice and assistance to the board for which it received £28,531 (2003 — £199,846) during the year ended 30 June 2004.

69 Diageo Annual Report 2004	Directors’ remuneration report

Long term incentive plans

TSR plan Under this plan, participants are granted a conditional right to receive shares. The rights are currently awarded with effect from 1 January each year, and vest after a three year period — the ‘performance cycle’ — subject to achievement of two performance tests. The primary performance test is a comparison of Diageo’s three year total shareholder return — the percentage growth in Diageo’s share price (assuming all dividends and capital distributions are reinvested) — with the TSR of a peer group of 17 other companies. For all current performance cycles, the peer group consists of Diageo and Allied Domecq, Altria (formerly Philip Morris), Anheuser-Busch, Campbell Soup, Carlsberg, Coca-Cola, Colgate-Palmolive, Gillette, Heineken, Heinz, Kelloggs, McDonald’s, Nestlé, PepsiCo, Procter & Gamble, Yum! Brands (formerly Tricon) and Unilever. In addition, the remuneration committee will not recommend the release of awards if it considers that there has not been an underlying improvement in Diageo’s three year financial performance, typically measured by improvements in earnings per share.

     The number of shares conditionally awarded to executive directors for the January 2004 — December 2006 performance cycle was equivalent to 150% of their base salaries.
     TSR calculations for the performance cycle January 2001 — December 2003 were made in local currencies; calculations for all cycles commencing on or after January 2002 are converted to a common currency (US dollars).

The following table shows the percentage of each award that will normally be released at the end of the performance cycle:
								Ranking in peer group
	1-2	3	4	5	6	7	8	9	10-18

% of award released	150	142	114	94	83	72	61	50	nil

Changes to the peer group and to the timing of the TSR measurement period for future awards are set out in the letter from Lord Hollick prefacing this report.

Directors’ interests in TSR plan awards The following table shows the directors’ interests in the TSR plan. Details of executive share options are shown separately below.
				Awards made		Awards released
		Interests at 30 June 2003		during year (c)		during year		Interests at
		Target	Maximum	Target	Maximum		Price in	30 June
	Date of award	award (a)	award (b)	award (a)	award (b)	Number (d)	pence (e)	2004 (f)	Performance cycle (g)

NC Rose	23 Feb 01	99,303	148,954			71,696	720	–	Jan 01 – Dec 03

	22 Feb 02	89,958	134,937					134,937	Jan 02 – Dec 04

	21 Feb 03	86,574	129,861					129,861	Jan 03 – Dec 05

	20 Feb 04			106,661	159,991			159,991	Jan 04 – Dec 06

		275,835	413,752	106,661	159,991	71,696		424,789

PS Walsh	23 Feb 01	182,927	274,390			132,073	720	–	Jan 01 – Dec 03

	22 Feb 02	156,903	235,354					235,354	Jan 02 – Dec 04

	21 Feb 03	150,564	225,846					225,846	Jan 03 – Dec 05

	20 Feb 04			186,377	279,565			279,565	Jan 04 – Dec 06

		490,394	735,590	186,377	279,565	132,073		740,765

Notes

(a) This is the number of shares initially awarded. Only half this number of shares would be released for achieving position nine in the peer group and no shares would be released for achieving a position of 10 or below.

(b) This number reflects that 1.5 times the number of shares initially awarded would be released for achieving position one or two in the peer group.

(c) The market price on 20 February 2004, the award date, was 728 pence.

(d) The three year performance cycle for the 2001 TSR award ended on 31 December 2003. Diageo’s EPS over the performance cycle exceeded the rise in the RPI. The remuneration committee determined this represented an underlying improvement in financial performance which permitted release of the awards. The number of shares released was 72% of the initial target award based on a ranking at position seven in the peer group at the end of the performance cycle. This ranking was independently confirmed by Kepler Associates.

(e) The market price on 23 February 2004, the release date. The market price when the award was made on 23 February 2001 was 698 pence.

(f) The directors’ interests at 16 August 2004 are the same as at 30 June 2004.

(g) The period over which the TSR performance is measured. The remuneration committee will normally approve the release of awards in the February following the end of the performance cycle.

70 Diageo Annual Report 2004	Directors’ remuneration report

Senior executive share option plan (SESOP) Options granted under SESOP cannot normally be exercised unless a performance condition is satisfied. The current performance condition is based on the increase in Diageo’s basic earnings per share before goodwill amortisation and exceptional items (EPS) and is initially applied over a three year period. If the increase in EPS is at least 15 percentage points greater than the increase in the RPI over the same period, then all the options can be exercised. If the EPS increase is at least 12 percentage points greater than that of the RPI but less than 15 percentage points, half of the options can be exercised. If all or half of the options fail the initial performance condition, the three year assessment period will be rolled forward by a year and a retest carried out at that time. However, the performance condition can only be rolled forward a maximum of three times.

     There will be no retest of the performance condition for any options granted from October 2004 onwards.
     The following table shows, for the directors who held office during the year, the number of options held under all executive share option schemes and savings-related schemes.
     US options were granted over ADSs at dollar prices (one ADS is equivalent to four ordinary shares); the option holdings and prices in the table are stated as ordinary share equivalents in pence. The mid-market price of the ordinary shares at 30 June 2004 was 744 pence (30 June 2003 — 647 pence; 16 September 2004 — 685 pence). The highest mid-market price during the year was 780 pence and the lowest mid-market price was 625 pence. ‘Exercisable’ options are those that have vested and can be exercised in the option period; ‘not exercisable’ are those options where the minimum holding period is not completed or the performance conditions have not yet been met. The ‘option period’ starts from the earliest month in which the options may be exercised and ends with the month in which the last options lapse.

						Market price		Option price
			30 June 2003	Granted	Exercised	in pence	30 June 2004	in pence	Option period

UK options

NC Rose

Exercisable			11,069				11,069	402	Jun 98 – Jun 05

			136,548				136,548	518	Dec 02 – Dec 09

			242,760				242,760	587	Sep 03 – Sep 10

Not exercisable	(a	)	234,716				234,716	687	Sep 04 – Sep 11

	(b	)	3,450				3,450	489	Dec 04 – May 05

			212,450				212,450	759	Oct 05 – Oct 12

			18,292				18,292	615	Mar 06 – Mar 13

				274,461			274,461	649	Oct 06 – Oct 13

			859,285	274,461			1,133,746

PS Walsh

Exercisable			470,559		(100,000)	777	370,559	518	Dec 02 – Dec 09

			447,189				447,189	587	Sep 03 – Sep 10

Not exercisable	(a	)	409,389				409,389	687	Sep 04 – Sep 11

			370,553				370,553	759	Oct 05 – Oct 12

	(b	)	3,341				3,341	505	Dec 05 – May 06

			30,487				30,487	615	Mar 06 – Mar 13

				479,584			479,584	649	Oct 06 – Oct 13

			1,731,518	479,584	(100,000)		2,111,102

US options

PS Walsh

Exercisable	(c	)	40,000		(40,000)	734	–	426	Jan 99 – Jan 06

Notes

(a) The performance conditions in respect of this SESOP grant were measured after 30 June 2004. Growth in Diageo’s EPS before goodwill amortisation and exceptional items (EPS), after adjusting to exclude Burger King and one-off restructuring costs, over the three years ended 30 June 2004 was 25.1% compared with an RPI increase over the same period of 7.1%. This exceeded the performance condition (RPI plus 15 percentage points) and these options will become exercisable in full in September 2004.

(b) Options granted under the savings related share option scheme.

(c) On 14 November 2003, PS Walsh exercised US options over 20,000 ordinary shares at an option price of 436 pence. The market price at the date of exercise was 767 pence. On 19 December 2003, PS Walsh exercised US options over a further 20,000 ordinary shares at an option price of 416 pence. The market price at the date of exercise was 702 pence.

71 Diageo Annual Report 2004	Directors’ remuneration report

Pre-merger long term incentive plans

Diageo’s current incentive plans have replaced the previous incentive arrangements within GrandMet and Guinness, which were approved by their respective shareholders and were described in previous annual reports. Whilst awards and options granted under some of these plans (none of which are performance-related) continue to be held and exercised by Diageo executives, no further grants will be made under them.

     Under various GrandMet and Guinness plans, executives were granted market value share options generally exercisable between a minimum of three or five years, and a maximum of 10 years, after grant. The last grants were made in 1997. A small number of GrandMet senior executives participated in the Senior Executive Phantom Share Option Scheme (SEPSOS), a share price related bonus scheme. The last grants were made in 1996 and all payments will have been made within 10 years from the date of grant.
     During the year PS Walsh exercised his outstanding options under the GrandMet US executive share option scheme. At 30 June 2004 he held 30,000 phantom options under SEPSOS that are fully exercisable until January 2006 at an exercise price of 459 pence.

Pension provision

Scheme details NC Rose and PS Walsh are members of the Diageo pension scheme. They accrue pension rights at the rate of one-thirtieth of basic salary per annum subject only to Inland Revenue limits. Bonus payments and other benefits are not included in pensionable pay. No actuarial reduction is applied to pensions payable from the age of 57, subject to company consent. Their pensions are guaranteed to increase in line with inflation up to a level of 5% per annum, and they have guarantees that such increases will not be lower than 3% per annum and that their pensions at normal pension age of 62 will not be less than two-thirds of basic salary in the 12 months prior to retirement. On death in service, a lump sum of four times pensionable salary is paid, along with a spouse’s pension of two-thirds of the member’s prospective pension. When an executive director dies after retirement, a spouse’s pension of two-thirds of the member’s pension is paid. The executive directors are not required to make pension contributions.

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

Executive directors’ pension benefits Details of the accrued pension to which each director is entitled had they left service on 30 June 2004 and the transfer value of those accrued pensions are shown in the following table. The accrued pensions shown represent the annual pension to which each executive director would be entitled at normal retirement age of 62. The transfer value is broadly the cost to Diageo if it had to provide the equivalent pension benefit. The transfer values shown in the following table have been calculated in accordance with the Guidance Note published by the Institute and Faculty of Actuaries (GN 11).

				Additional		Transfer	Increase in
		Pensionable	Accrued	pension	Accrued	value at	transfer value	Transfer
	Age at	service at	pension at	accrued in	pension at	30 June 2003	during	value at
	30 June 2004	30 June 2004	30 June 2003	the year (a)	30 June 2004	(b)	the year	30 June 2004
	Years	Years	£000 pa	£000 pa	£000 pa	£000	£000	£000

NC Rose	46	12	161	22	183	1,579	286	1,865

PS Walsh	49	22	506	50	556	5,731	800	6,531

Notes

(a) Of the additional pension accrued during the year, the increases attributable to factors other than inflation were £17,000 for NC Rose and £36,000 for PS Walsh.

(b) The executive directors made no contributions in the year.

72 Diageo Annual Report 2004	Directors’ remuneration report

Share and other interests
The beneficial interests of the directors in office at 30 June 2004 in the ordinary shares of the company are shown in the table below.
	Ordinary shares

			30 June
			2003
	16 August	30 June	or
	2004	2004	appointment

Chairman

Lord Blyth	44,791	42,641	28,620

Executive directors

NC Rose	175,355	172,300	123,711

PS Walsh	672,002	671,947	591,172

Non-executive directors

RF Chase	11,779	11,779	11,355

Lord Hollick	5,000	5,000	5,000

M Lilja	4,532	4,532	1,507

JK Oates	3,313	3,313	3,208

WS Shanahan	16,591	16,591	16,000

HT Stitzer (appointed 23 June 2004)	–	–	–

JR Symonds (appointed 1 May 2004)	5,000	5,000	5,000

PA Walker	44,250	44,250	7,250

Total	982,613	977,353	792,823

Notes

(a) At 30 June 2004, there were 9,536,919 shares (30 June 2003 — 8,316,116;16 August 2004 — 9,603,917) held by trusts to satisfy grants made under Diageo incentive plans and savings-related share option schemes, and 14,528 shares and 447,580 shares subject to call options (30 June 2003 — 16,528 and 447,580;16 August 2004 — 14,528 and 447,580) held by a trust to satisfy grants made under ex-GrandMet incentive plans. NC Rose and PS Walsh are among the potential beneficiaries of these trusts and are deemed to have an interest in all these shares and shares subject to call options.

(b) At 30 June 2004, WS Shanahan also had an interest in 850 9.42% cumulative guaranteed preferred securities, series A issued by Grand Metropolitan Delaware, LP (30 June 2003 — 850;16 August 2004 — 850).

Performance graph

The graph below shows the total shareholder return for Diageo and the FTSE 100 Index since 30 June 1999. The FTSE 100 Index reflects the 100 largest UK quoted companies by market capitalisation and has been chosen because it is a widely recognised performance benchmark for large UK companies. The graph shows that Diageo outperformed the FTSE 100 Index over this five year period. This is not linked to the TSR plan which measures three year TSR against a defined peer group of 17 other companies.

73 Diageo Annual Report 2004	Directors’ remuneration report

Additional information

Emoluments and share interests of senior management The total emoluments for the year ended 30 June 2004 of the senior executives and the company secretary (together, the senior management) of Diageo plc comprising basic salary, annual performance bonus, share incentive plan and other benefits were £13,025,144. The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £6,894,993 and payments under other pre-merger long term incentive plans totalled £339,747. In addition, they were granted 1,937,757 options during the year at a weighted average share price of 635 pence, exercisable by 2013. They were also initially awarded 767,249 shares under the TSR plan in February 2004, which will vest in three years subject to the performance tests described above.

At 16 August 2004, the senior management had an aggregate beneficial interest in 1,694,716 ordinary shares in the company and in the following options:

		Weighted
		average
		exercise price
	Number	in pence	Option period

Options over ordinary shares

NC Rose	1,133,746	657	Jun 98 – Oct 13

PS Walsh	2,111,102	633	Dec 02 – Oct 13

Other members of the executive committee and company secretary	5,571,168	598	Apr 99 – Oct 13

	8,816,016

SEPSOS phantom options

PS Walsh	30,000	459	Jan 01 – Jan 06

Related party transactions Lord Blyth is a vice chairman of Greenhill & Co, Inc (‘Greenhill’). Greenhill neither advised nor received any fee from Diageo during the year ended 30 June 2004. During the year ended 30 June 2003, Greenhill received fees of US$8 million (£5 million) for its advice to Diageo in respect of the disposal of Burger King. Lord Blyth did not participate in the selection of advisers, nor did he advise Greenhill in relation to this transaction.

     As disclosed in last year’s report, during the year ended 30 June 2003, Lord Hollick and PS Walsh informed the company that they had purchased seasonal developments at Gleneagles from a subsidiary of the company, Gleneagles Resort Developments Limited. The transactions were priced on the same basis as all the external seasonal development transactions and were at arm’s length. The values of the transactions were: Lord Hollick — £25,000 and PS Walsh — £43,000. Lord Hollick and PS Walsh continued to hold these seasonal developments at 30 June 2004.
     The company has granted rolling indemnities to the directors, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as directors of the company or of one or more of its subsidiaries. The company secretary has been granted an indemnity, on similar terms, covering her role as company secretary of the company and company secretary or director of one or more of its subsidiaries.
     Other than disclosed in this report, no director had any interest, beneficial or non-beneficial, in the share capital of the company. The register of directors’ interests (which is open to shareholders’ inspection) contains full details of directors’ share interests. Save as disclosed above, no director has or has had any interest in any transaction which is or was unusual in its nature, or which is or was significant to the business of the group and which was effected by any member of the group during the financial year, or which having been effected during an earlier financial year, remains in any respect outstanding or unperformed. There have been no material transactions during the last three years to which any director or officer, or 3% shareholder, or any relative or spouse thereof, was a party. There is no significant outstanding indebtedness to the company by any directors or officer or 3% shareholder.

Lord Hollick of Notting Hill
Non-executive director

74 Diageo Annual Report 2004

Corporate governance report

UK Combined Code on Corporate Governance

Diageo’s board and executive committee are committed to achieving the highest standards of corporate governance, corporate responsibility and risk management in directing and controlling the business. They are pleased to report that the company has complied throughout the year with the provisions of section 1 of the Combined Code on Corporate Governance issued in 1998 by the Hampel Committee and annexed to the Listing Rules by the Financial Services Authority (‘Combined Code’). The Combined Code was substantially revised during the year, following the publication of the Higgs report and the Smith report (on audit committees). The board reviewed its corporate governance practices during the year in light of the new Code and US regulatory changes,and implemented a number of changes, which are disclosed below. The new Code applies to Diageo’s financial year beginning on 1 July 2004 and accordingly the board will report on compliance with the new Code next year.

The way in which the principles of good governance are applied is described below.

Board of directors

Diageo’s board consists of its chairman, chief executive, chief financial officer and eight non-executive directors, all of whom the board has determined are independent. The board has determined that JK Oates is independent notwithstanding the fact that, when he retires from the board after the Annual General Meeting (AGM) on 20 October 2004, he will have served slightly more than nine years as a non-executive director. This slight over-run results from the company’s year end changing from 31 December to 30 June, causing the AGM to be held some five months later than when JK Oates was originally appointed to the Guinness PLC board in June 1995.

     The non-executive directors are all experienced and influential individuals from a range of industries and countries. Their mix of skills and business experience is a major contribution to the proper functioning of the board and its committees, ensuring that matters are fully debated and that no individual or group dominates the board’s decision-making processes. The senior non-executive director is RF Chase, deputy chairman of Tesco plc and former deputy chief executive of BP plc. RFChase will retire by rotation at this year’s AGM and will not seek a further term on the board. On 1 September 2004, the board appointed Lord Hollick as senior non-executive director and chairman of the remuneration committee with effect from 2 September 2004. The biographical details of the directors, together with their committee memberships, are given in ‘Directors and senior management’ above.
     Diageo plc’s articles of association provide that, at each AGM,one-third of the directors shall retire from office by rotation and are then eligible for re-election by the shareholders. The number of directors, and the requirement of the company’s articles in relation to rotation, result in each director standing for re-election not less frequently than every three years. Any new director appointed by the board must be elected at the next AGM to continue in office. New directors receive orientation training in relation to the group and its business, for example in relation to its assurance processes, environmental policies and social responsibility policies and practices. The directors also receive regular updates on changes and developments in the business, legislative and regulatory environments.
     The board meets regularly during the year and,in addition,an annual strategy conference is held off-site with the full executive committee for two days, at which the group’s strategy is reviewed in depth. The board receives detailed financial information and regular presentations from executives on the business performance, in addition to items for decision and minutes of board committees in advance of each board meeting. This enables the directors to make informed decisions on corporate and business issues under consideration. When directors are unable to attend a meeting, they are advised of the matters to be discussed and given an opportunity to make their views known to the chairman prior to the meeting.
     There is a formal schedule of matters reserved to the board for decision to ensure that key policy and strategic decisions are made by the full board. Otherwise, the board has delegated authority for day-to-day management of the group’s affairs to the chief executive, PS Walsh, who is supported by the executive committee. The biographical details of the executive committee’s members are given in ‘Directors and senior management’ above.
     The board makes decisions and reviews and approves key policies and decisions of the company, in particular in relation to: group strategy and operating plans; corporate governance; compliance with laws, regulations and the company’s code of business conduct; business development, including major investments and disposals; financing and treasury; appointment or removal of directors; risk management; financial reporting and audit; corporate citizenship, ethics and the environment; and pensions.
     The board undertakes formal evaluation of its own performance and the board committees assess their respective roles, performance and terms of reference and report accordingly to the board. The board assesses the reviews of each committee. Each director’s performance is evaluated by the chairman based on input from all other directors. The chairman’s performance is evaluated by the non-executive directors, led by the senior non-executive director, taking account of the views of the executive directors.
     Following the performance evaluation of individual directors, the chairman has confirmed that the non-executive directors standing for re-election at this year’s AGM continue to perform effectively and demonstrate commitment to their roles. It is the board’s intention to continue to review annually its performance and that of its committees and individual directors.
     The board ensures that all directors develop an understanding of the views of major shareholders through an independent survey of shareholder opinion which is reviewed at the annual strategy conference; and by making available analysts’ and brokers’ reports on the company. In addition, the non-executive directors are invited to attend the meetings with analysts and investors following publication of the interim and final results.
     During the year, six board meetings were held. The meetings were fully attended, except that PA Walker was unable to attend one meeting and WS Shanahan was unable to attend two meetings. Sir Robert Wilson attended both board meetings held before his retirement and both HT Stitzer and JR Symonds attended the board meeting held following their appointment. Attendance at committee meetings below relates to the period when each director held office. The non-executive directors meet independently of management, and also meet with the chairman independently of management, on a regular basis.

75 Diageo Annual Report 2004                                                         Corporate governance report

The chairman, Lord Blyth, is principally responsible for the effective operation and chairing of the board and for ensuring the information that it receives is sufficient to make informed judgements. He also provides support to the chief executive, particularly in relation to external affairs. He spends between two and three days each week on the company’s affairs and, because of the closer relationship he has with the company as chairman, he is not considered to be an independent director. Lord Blyth’s principal commitments outside Diageo are as a non-executive director of Anixter Inc and a vice chairman of Greenhill & Co, Inc. There have been no changes to these commitments during the year.
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

Board committees

The board has established several committees, each with clearly defined terms of reference, procedures, responsibilities and powers. The terms of reference of the committees are available on www.diageo.com. They are also available on request from the company secretary.

Audit committee The audit committee is chaired by JK Oates and consists of all the independent non-executive directors. The chief financial officer, business risk director, compliance director and external auditor are normally invited to attend the meeting. The audit committee is responsible for: monitoring the integrity of the financial statements, including a review of the significant financial reporting judgements contained in them; reviewing the effectiveness of the group’s internal control and risk management systems and of control over financial reporting; monitoring and reviewing the effectiveness of the business risk function and reviewing the business risk programme; monitoring and reviewing the group’s policies and practices concerning business conduct and ethics, including whistleblowing; and overseeing the company’s relationship with the external auditor, including monitoring their independence.

     For the purposes of the new Code and section 407 of the Sarbanes-Oxley Act, the board has determined that JR Symonds may be regarded as an audit committee financial expert. Subject to election by shareholders, it is proposed that Mr Symonds will succeed Mr Oates as chairman of the audit committee after the AGM.

Audit committee report The committee met five times during the year and reported its conclusions to the full board. The meetings were fully attended, except that Lord Hollick, M Lilja, PA Walker and WS Shanahan were each unable to attend one meeting. At the end of each meeting, the committee met with the external auditor with no executive or staff member present. The committee also met on one occasion with the business risk director with no executive or staff member present.

     During the year, the committee formally reviewed draft interim and annual reports and associated preliminary and interim announcements, focusing on key areas of judgement, critical accounting policies and any changes required to those. It reviewed the work of the filings assurance committee described below and external audit findings. The committee received presentations from senior executives on the management of key risk and control issues in their respective business areas and reviewed the effectiveness and findings from the risk management and internal control processes described below, including review of risk mitigation plans for critical risks. It also reviewed the work of the audit and risk committee described below. To support it in this activity, it had available to it the resources of the business risk group which supports the processes for identifying and assessing the management of significant business risks and conducts internal audits across the whole of the group’s business.
     The committee reviewed at each meeting a report in respect of the compliance programme described below. The committee received regular updates on the implementation, and compliance with all applicable provisions, of the Sarbanes-Oxley Act, including a presentation from external legal advisers on the implications of the Act for the committee. The committee carried out an annual self-assessment in December to review its effectiveness and at the same time reviewed and recommended to the board revisions to its terms of reference.

Monitoring of external auditor During the year, the audit committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim announcement and its audit of the annual financial statements. As noted above, the committee also met five times with the external auditor alone. On the basis of meetings and other information available to the directors, the audit committee is able to assess the ongoing effectiveness of the external audit. In reviewing the independence of the external auditor, the audit committee considered a number of factors. These include: the standing, experience and tenure of the external audit director; the nature and level of services provided by the external auditor; and confirmation from the external auditor that it has complied with relevant UK and US independence standards.

     In May 2003, the committee approved a policy on the use of the external auditor for non-audit services. This policy was reviewed and updated in June 2004. Under this policy the provision of any service must be approved by the audit committee, unless the proposed service is both expected to cost less than £250,000 and also falls within one of a number of service categories which the audit committee has pre-approved. These pre-approved service categories may be summarised as follows:

•	accounting advice, employee benefit plan audits, and audit or other attest services required by statute or requested by management and not otherwise prohibited;

•	due diligence and other support relating to acquisitions and disposals;

•	internal control reviews;

•	accounting and fraud investigations; and

•	certain tax services, including tax compliance; tax planning and related implementation advice in relation to acquisitions, disposals and other reorganisations.

76 Diageo Annual Report 2004                                                       Corporate governance report

Nomination committee Chaired by Lord Blyth, this committee comprises all the independent non-executive directors. The committee is responsible for keeping under review the composition of the board and succession to it. It makes recommendations to the board concerning appointments to the board, whether of executive or non-executive directors, having regard to the balance and structure of the board and the required blend of skills and experience. The committee also makes recommendations to the board concerning the re-appointment of any non-executive director at the conclusion of his or her specified term and the re-election of any director by shareholders under the retirement provisions of the company’s articles of association.

     The committee met five times during the year. All the meetings were fully attended, except that Lord Hollick, M Lilja, JR Symonds and WS Shanahan were each unable to attend one meeting. PA Walker was unable to attend two meetings. The committee reviewed its own effectiveness through a self-assessment in December and at the same time reviewed and recommended to the board revisions to its terms of reference.
     The principal activities of the committee during the year were the consideration of the future position of chairman and the appointment of two additional non-executive directors. The senior non-executive director (Sir Robert Wilson at that time) led the review and discussions on the chairman, including input from the chief executive, and the committee recommended the extension of Lord Blyth’s term as chairman for a further two years, to 30 June 2007. The committee also recommended the appointment to the board of two additional non-executive directors — HT Stitzer and JR Symonds; external search consultants assisted with this work.

Remuneration committee This committee is chaired by Lord Hollick, who succeeded RF Chase as chairman on 2 September 2004, comprises all the independent non-executive directors. The role of the committee and details of how the company applies the principles of the Code in respect of directors’remuneration are set out in the directors’ remuneration report in relation to directors’ remuneration policy and practice above.

     The chairman and the chief executive may, by invitation, attend remuneration committee meetings, except when their own remuneration is discussed. No director is involved in determining his or her own remuneration. The committee met five times during the year. The meetings were fully attended, except that M Lilja, WS Shanahan and PA Walker were each unable to attend one meeting. The committee reviewed its own effectiveness through a self-assessment in December.

Executive direction and control

The executive committee, appointed and chaired by the chief executive, consists of the individuals responsible for the key components of the business: North America and the European major markets, key and venture markets, global supply and the global functions. It met eight times during the year, generally for two days, including the joint annual strategy conference with the board, and spent most of its time discussing strategy, people and performance (including brands). Responsibility and authority (within the financial limits set by the board) are delegated by the chief executive to individual members of the executive committee who are accountable to him for the performance of their business units.

     Executive direction and control procedures include approval of annual three year rolling strategic plans submitted by each business unit executive and quarterly business reviews. These reviews are generally attended by at least two members of the executive committee and held in market. The reviews focus on business performance management and specific issues around brands, people, key business decisions and risk management.
     The chief executive has created several executive working groups to which are delegated particular tasks, generally with specific time spans and success criteria. He has also created committees, intended to have an ongoing remit, including the following:

Audit and risk committee chaired by the chief executive and responsible for overseeing the approach to securing effective risk management and control in the business, reviewing and challenging the sources of assurance as to their adequacy, reviewing the effectiveness of the compliance programme and reporting periodically on the above to the audit committee or to the board.

Corporate citizenship committee chaired by the chief executive and responsible for making decisions and recommendations to the executive committee or board. The main areas addressed by the committee include: policies and codes (such as occupational health and safety, human rights); social programmes (including alcohol education); environmental matters; community affairs; reputation issues referred by the Diageo brand committee; and measuring and reporting on social, environmental and economic performance. The committee seeks to identify social, community and environmental areas where the group could be at risk or where there is scope for positive impact on the communities where we operate. Policies and processes have been developed and implemented to manage each of these. Progress against these is reported periodically to the board and publicly through a separate corporate citizenship report, which is subject to external assurance. That report and the group’s social, ethical and environmental policies are published on the Diageo web site. A copy of the corporate citizenship report is available on request. The company has communicated its policies widely and in key areas has established management systems to manage, monitor and enhance impacts. Wherever possible, these management systems are incorporated into existing practices such as the quality management programme or the procurement and vendor selection procedures.

Finance committee chaired by the chief financial officer and including the chief executive, this committee is responsible for making recommendations to the board on funding strategy, capital structure and management of financial risks and the policies and control procedures (including financial issues relating to treasury and taxation) required to implement the company’s financial strategy and financial risk management policies. In certain specific circumstances, the board has delegated authority to the finance committee to make decisions in these areas. Treasury activity is managed centrally within tightly defined dealing authorities and procedures recommended by the finance committee and approved by the board.

77 Diageo Annual Report 2004                                                         Corporate governance report

Filings assurance committee chaired by the chief financial officer and including the chief executive, this committee is responsible for implementing and monitoring the processes which ensure that the company complies with all relevant UK, US or other regulatory filing provisions, including those imposed by the Sarbanes-Oxley Act or deriving from it.

     As at the end of the period covered by this report, the committee carried out an evaluation of the effectiveness of the design and operation of Diageo’s disclosure controls and procedures. These are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarised and reported within specified time periods. As of the date of the evaluation, the chief executive and the chief financial officer concluded that the design and operation of these disclosure controls and procedures were effective. The company has developed a programme to transfer a number of its transaction processes (principally in relation to recording of sales and purchases) from business units to shared service centres using common global processes supported by new systems. During the period the transaction processing for a number of business units, principally related to operations in the United States, has been transferred to shared service centres and further transfers are planned for coming years.

Risk management and internal control

The group’s aim is to manage risk and to control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunity in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Combined Code, has been in place for the full financial year and up to the date the financial statements were approved.

     All significant business units,groups of business units and the Diageo executive committee perform a risk assessment at least annually as an integral part of their strategic planning. Business unit risk assessments and the activities planned to manage those risks are reviewed by relevant executives, for example at quarterly business reviews. The executive risk assessment and selected other risk assessments are reviewed by the audit and risk committee and by the audit committee of the board. Those committees gain assurance in relation to the effectiveness of risk management and control from: summary information in relation to the management of identified risks; detailed review of the effectiveness of management of selected key risks; and the independent work of the business risk group which supports and challenges risk assessments, supports and challenges management to improve the effectiveness of management of identified key risks and conducts internal audits. In addition, a control and risk self assessment is completed annually by each business unit or function, against objectives, risks and criteria defined within the relevant business and financial processes. The committee also considers findings arising from external audit work.
     The risk assessment and management processes described above are also applied to major business decisions or initiatives, such as systems implementations. Additional risk management activity is focused directly towards operational risks within the business including health and safety, product quality and environmental risk management.
     The above risk management processes and systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve the group’s strategic objectives. It should be recognised that such systems can only provide reasonable, not absolute, assurance against material misstatement or loss. Summary information and findings are regularly reported to the audit committee.
     Diageo has started the work necessary to enable it to comply in due course with the SEC rules which implement section 404 of the Sarbanes-Oxley Act. Following the implementation of this section of the Act, the management of companies will be required to state their responsibility for establishing and maintaining an adequate internal control structure and procedures for financial reporting and to annually assess the effectiveness of that structure and those procedures. The external auditor will be required to attest to and report on management’s assessment.
     During the year ended 30 June 2004, Diageo became aware of certain misconduct by certain Diageo personnel in one of the markets. Diageo conducted internal investigations of these matters, including evaluations of the relevant controls, and, as part of the response, created and implemented additional control processes. Diageo did not identify any material deficiency in the control framework for financial reporting or the preparation of financial statements in accordance with generally accepted accounting principles.
     The directors acknowledge that they are responsible for the group’s systems of internal control and risk management and for reviewing their effectiveness. They confirm that they have reviewed their effectiveness, based on the procedures described above, during the period.

Compliance programme

Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. The board has a well established compliance programme to support achievement of this commitment. The code of business conduct (recently revised and approved by the board in December 2003) sets out expectations of Diageo businesses and employees in relation to issues such as conflicts of interest,competition law, insider trading and corrupt payments as well as illegal acts in general. A marketing code establishes the principles that Diageo follows in relation to advertising and promotion of its products. The full texts of the code of conduct, marketing code and compliance programme are available on the company’s web site at www.diageo.com.

     Compliance programme guidelines specify the manner in which any potential violations of these expectations should be dealt with, including line manager reporting and an independent ‘SpeakUp Helpline’. The latter has been re-communicated to employees, is operated independently and reports to the secretary to the audit committee, head of group security and the compliance programme director for report to the audit committee. There is an annual certification requirement for all senior employees to confirm compliance with the code of conduct or to identify areas of possible non-compliance to the compliance programme director. Training (including ‘e-learning’) and monitoring activities are also undertaken. Both the audit and risk committee and the audit committee review the operation of the programme.

78 Diageo Annual Report 2004                                                         Corporate governance report

Relations with shareholders

The company values its dialogue with both institutional and private investors. Institutional shareholders, fund managers and analysts are kept informed through regular meetings and presentations. Diageo produces the short-form annual review,which contains the information believed to be of most interest to private investors. Approximately 85% of private investors have elected to receive only this document rather than the full annual report. Shareholders can also choose to receive e-mail notification when shareholder documents and new company information are published on Diageo’s web site. The web site also provides shareholders with the facility to check their shareholdings on-line and to send any questions they may have to the company.

     Shareholders are invited to write in to the chairman (or any other director) and express their views on any issues of concern at any time and the AGM provides an opportunity for shareholders to put their questions in person. The chairmen of the audit, nomination and remuneration committees are available at AGMs to take any relevant questions.
     At general meetings, a schedule of the proxy votes cast is made available to all shareholders. The company proposes a separate resolution on each substantially separate issue and does not bundle resolutions together inappropriately. Resolutions on the receipt of the reports and accounts and the approval of the directors’remuneration report are put to the shareholders.

Charitable and political donations

During the year, UK group companies made donations of £7.3 million (2003 — £6.5 million) to charitable organisations including the Diageo Foundation and £2.7 million (2003 — £2.7 million) to the Thalidomide Trust. The Diageo Foundation made charitable donations of £1.6 million (2003 — £1.5 million) during the year. In the rest of the world,group companies made charitable donations of £10.2 million (2003 — £12.5 million).

     The group has not given any money for political purposes in the United Kingdom. The group made no donations to EU political organisations and incurred no EU political expenditure during the year. The group made contributions to non-EU political parties totalling £0.3 million during the year (2003 — £0.6 million).

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

     Creditor days have not been calculated, as Diageo plc had no trade creditors at 30 June 2004. The company’s invoices for goods and services are settled by subsidiaries acting as agents for the company.

Statement of directors’responsibilities

The following statement, which should be read in conjunction with the independent auditor’s report set out before the financial statements, is made with a view to distinguishing for sharholders the respective responsibilities of the directors and of the auditor in relation to the financial statements.

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

US Sarbanes-Oxley Act of 2002

Diageo has American Depositary Shares listed on the New York Stock Exchange (NYSE) and is subject to the reporting and other requirements of the SEC applicable to foreign private issuers. As a consequence of its NYSE listing, the company is subject to those provisions of the Sarbanes-Oxley Act applicable to foreign private issuers.

79 Diageo Annual Report 2004                                                Corporate governance report

New York Stock Exchange corporate governance rules

In November 2003, the SEC approved the NYSE’s new corporate governance rules for listed companies. Under these new rules, Diageo must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards.

     Diageo’s board and executive committee are committed to achieving the highest standards of corporate governance and corporate responsibility. Diageo believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies.

Basis of regulation US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company incorporated in the United Kingdom to include in its annual report and accounts a narrative statement of how it has applied the principles of the Combined Code and a statement as to whether or not it has complied with the best practice provisions of the Combined Code throughout the accounting period covered by the annual report and accounts. References to the Combined Code are to the Combined Code on Corporate Governance issued in 1998 by the Hampel Committee and annexed to the Listing Rules by the FSA. It is not mandatory for companies to follow the principles set forth in the Combined Code, and the Combined Code does not require companies to disclose the full range of corporate governance guidelines with which they comply. A company that has not complied with the Combined Code provisions, however, or that complied with only some of the Combined Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Combined Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. As stated above, Diageo complied throughout the year with the best practice provisions of the Combined Code.

Director independence The Combined Code’s principles recommend that at least half of a company’s board, excluding the chairman, should consist of independent non-executive directors. The NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. Currently, eight of Diageo’s 11 directors are non-executive directors. The NYSE rules set forth five bright-line tests for determining director independence and require in addition that the board of directors affirmatively determines that the director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The Combined Code, which is followed by Diageo, prescribes a more general standard for determining director independence. The Combined Code requires a company’s board to assess director independence by affirmatively concluding that the director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement. Diageo’s board has determined that, in its judgement, all of the non-executive directors are independent. In doing so, however, the board did not explicitly take into consideration the NYSE’s bright-line tests.

Chairman and chief executive The Combined Code recommends that the chairman and the chief executive should not be the same individual in order to ensure that there is a clear division of responsibility for running each company’s business. There is no corresponding requirement for US companies. Diageo has a separate chairman and chief executive.

Non-executive director meetings Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During the year under review, Diageo’s non-executive directors met twice as a group without any executive directors present.

Committees Diageo has a number of board committees which are similar in purpose and constitution to those required for US companies under NYSE standards. Diageo’s audit and remuneration committees consist entirely of independent non-executive directors. The nomination committee is chaired by Lord Blyth, who is not independent. Under NYSE standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. The terms of reference for Diageo’s nomination committee, which follow the requirements of the Combined Code, do not require the committee to develop and recommend corporate governance principles for Diageo. In accordance with the requirements of the Combined Code, Diageo discloses in its annual report how the board, its committees and the directors are evaluated and the results of the evaluation and it provides extensive information regarding directors’ compensation in the directors’ remuneration report.

Code of ethics NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Diageo’s board has established a compliance programme to support achievement of its commitment to conducting Diageo’s business responsibly and in accordance with all laws and regulations to which its business activities are subject. Diageo’s code of business conduct sets out expectations of Diageo businesses and employees in relation to issues such as conflicts of interest, competition law, insider trading and corrupt payments as well as illegal acts in general. A marketing code establishes the principles that Diageo follows in relation to advertising and promotion of its products. In addition, Diageo has adopted a code of ethics for senior financial officers in accordance with the requirements of the Sarbanes-Oxley Act.

Compliance certification Each chief executive officer of a US company listed on the NYSE must certify to the NYSE each year that he or she is not aware of any violation by the company of any NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, PS Walsh, Diageo’s chief executive, is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both US companies and foreign private issuers, PS Walsh is required to notify the NYSE promptly in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to the company.

80 Diageo Annual Report 2004

Directors’ report

The directors have pleasure in submitting their annual report for the year ended 30 June 2004.

Annual General Meeting

The AGM will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 2.30 pm on Wednesday, 20 October 2004.

Dividends

Diageo paid an interim dividend of 10.6 pence per share on 6 April 2004. The directors recommend a final dividend of 17.0 pence per share. Subject to approval by members, the final dividend will be paid on 25 October 2004 to shareholders on the register on 17 September 2004. A dividend reinvestment plan, which enables ordinary shareholders to invest their dividends in ordinary shares, is available in respect of the final dividend and the plan notice date is 4 October 2004.

Directors

The directors of the company who served during the year are listed under ‘Directors and senior management’ above. Lord Hollick, NC Rose and PA Walker retire by rotation at the AGM in accordance with the articles and, being eligible, offer themselves for re-election. HT Stitzer and JR Symonds, who were appointed since the last AGM, retire in accordance with the articles and, being eligible, offer themselves for election at the AGM. RF Chase, who was designated senior non-executive director and appointed chairman of the remuneration committee in October 2003, will retire by rotation at the AGM and will not seek a further term on the board. On 1 September 2004, the board of directors appointed Lord Hollick as senior non-executive director and chairman of the remuneration committee, with effect from 2 September 2004. As announced previously, JK Oates will retire after this year’s AGM and, subject to election by shareholders, it is proposed that Mr Symonds will succeed him as chairman of the audit committee after this year’s AGM. Sir Robert Wilson retired as senior non-executive director and chairman of the remuneration committee in October 2003. The executive director proposed for re-election will have an unexpired contract term of one year. The non-executive directors proposed for re-election do not have service contracts. Further details of directors’ contracts and their interests in the shares of the company at 30 June 2004 are given in the directors’ remuneration report above.

Auditor

The auditor, KPMG Audit Plc, is willing to continue in office and a resolution for its re-appointment as auditor of the company will be submitted to the AGM.

Purchases of own shares

At the 2003 AGM, shareholders gave the company renewed authority to purchase a maximum of 310 million ordinary shares. During the year ended 30 June 2004, Diageo purchased, and subsequently cancelled, 43 million ordinary shares (nominal value £12 million), representing approximately 1% of the issued ordinary share capital at 16 August 2004, for a consideration including expenses of £306 million.

Other information

Other information that in previous years has been in the directors’ report may now be found in the following sections of the annual report.

Information	Location in annual report

Business activities and development	Chief executive’s review and Business description

Corporate citizenship	Corporate governance report

Charitable and political donations	Corporate governance report

Employment policies	Business description — Premium drinks — Employees

Purchase of own shares	Operating and financial review — Liquidity and capital resources

Supplier payment policies and performance	Corporate governance report

Shareholdings in the company	Additional information for shareholders — Major shareholders

The directors’ report of Diageo plc for the year ended 30 June 2004 comprises this page and the sections of the annual report referred to under ‘Other information’ and ‘Directors’ above.

The directors’ report was approved by a duly appointed and authorised committee of the board of directors on 1 September 2004 and signed on its behalf by Susanne Bunn, the company secretary.

81 Diageo Annual Report 2004

Consolidated financial statements

Year ended 30 June 2004

82	Report of independent registered public accounting firm
83	Consolidated profit and loss account
85	Consolidated balance sheet
86	Consolidated cash flow statement
86	Movements in net borrowings
87	Consolidated statement of total recognised gains and losses
87	Note of consolidated historical cost profits and losses
88	Accounting policies
90	Notes to the consolidated financial statements
148	Company balance sheet
149	Notes to the company balance sheet
151	Principal group companies

82 Diageo Annual Report 2004

Report of independent registered public accounting firm

To the board of directors and shareholders of Diageo plc.

We have audited the accompanying consolidated balance sheets of Diageo plc and subsidiaries as of 30 June 2004 and 30 June 2003, and the related consolidated profit and loss accounts, consolidated statements of total recognised gains and losses, and consolidated cash flow statements for each of the years in the three year period ended 30 June 2004 presented on pages 83 to 151. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2004 and 30 June 2003 and the results of their operations and their cash flows for each of the years in the three year period ended 30 June 2004 in conformity with generally accepted accounting principles in the United Kingdom.
     As discussed in note 1 to the financial statements, Diageo plc has adopted FRS 17 — Retirement benefits, UITF abstract 38 — Accounting for ESOP trusts, and application note (G) of FRS 5 — Reporting the substance of transactions from 1 July 2003. Consequently, the aforementioned consolidated financial statements as of 30 June 2003 and for each of the years in the two year period then ended have been restated.
     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 32 to the consolidated financial statements.

KPMG Audit Plc
Chartered Accountants
London, England

1 September 2004

83 Diageo Annual Report 2004

Consolidated profit and loss account

		Year ended 30 June 2004						Year ended 30 June 2003
								Before
		Before						exceptional		Exceptional
		exceptional		Exceptional				items		items		Total
		items		items		Total		(restated)		(restated)		(restated)
	Notes	£ million		£ million		£ million		£ million		£ million		£ million
Turnover
Continuing operations		8,891		–		8,891		8,802		–		8,802
Discontinued operations		–		–		–		479		–		479
	2	8,891		–		8,891		9,281		–		9,281
Operating costs	4,7	(6,980)		(40)		(7,020)		(7,326)		(168)		(7,494)
Operating profit
Continuing operations		1,911		(40)		1,871		1,902		(168)		1,734
Discontinued operations		–		–		–		53		–		53
	2	1,911		(40)		1,871		1,955		(168)		1,787
Share of associates’ profits	6	451		(13)		438		478		(21)		457
		2,362		(53)		2,309		2,433		(189)		2,244
Disposal of fixed assets
Continuing operations				(35)		(35)				(42)		(42)
Discontinued operations				–		–				(1)		(1)
	7			(35)		(35)				(43)		(43)
Sale of businesses
Continuing operations				(13)		(13)				16		16
Discontinued operations				3		3				(1,270)		(1,270)
	7			(10)		(10)				(1,254)		(1,254)
Interest payable (net)	8	(271)		–		(271)		(345)		–		(345)
Other finance (charges)/income	8	(24)		–		(24)		30		–		30
Profit before taxation		2,067		(98)		1,969		2,118		(1,486)		632
Taxation	9	(517)		30		(487)		(543)		52		(491)
Profit after taxation		1,550		(68)		1,482		1,575		(1,434)		141
Minority interests
Equity		(58)		–		(58)		(56)		–		(56)
Non-equity		(32)		–		(32)		(35)		–		(35)
Profit for the year		1,460		(68)		1,392		1,484		(1,434)		50
Dividends	10	(833)		–		(833)		(786)		–		(786)
Transferred to/(from) reserves		627		(68)		559		698		(1,434)		(736)
Pence per share	11
Basic earnings		48.2	p	(2.3	)p	45.9	p	47.7	p	(46.1	)p	1.6	p
Diluted earnings		48.2	p	(2.3	)p	45.9	p	47.7	p	(46.1	)p	1.6	p
Dividends		27.6	p	–		27.6	p	25.6	p	–		25.6	p
Average shares						3,030	m					3,113	m
The accompanying notes are an integral part of these financial statements.

84 Diageo Annual Report 2004

Consolidated profit and loss account

		Year ended 30 June 2002
		Before
		exceptional	Exceptional
		items	items	Total
		(restated)	(restated)	(restated)
	Notes	£ million	£ million	£ million

Turnover

Continuing operations		8,539	–	8,539

Discontinued operations		2,361	–	2,361

	2	10,900	–	10,900

Operating costs	4/7	(8,900)	(470)	(9,370)

Operating profit
Continuing operations		1,670	(449)	1,221
Discontinued operations		330	(21)	309
	2	2,000	(470)	1,530

Share of associates’ profits	6	324	(41)	283

		2,324	(511)	1,813

Disposal of fixed assets
Continuing operations			1	1
Discontinued operations			(23)	(23)
	7		(22)	(22)

Sale of businesses
Continuing operations			512	512
Discontinued operations			301	301
	7		813	813

Interest payable (net)	8	(399)	–	(399)

Other finance income	8	104	–	104

Profit before taxation		2,029	280	2,309

Taxation	9	(512)	(121)	(633)

Profit after taxation		1,517	159	1,676

Minority interests

Equity		(49)	–	(49)

Non-equity		(38)	–	(38)

Profit for the year		1,430	159	1,589

Dividends	10	(767)	–	(767)

Transferred to reserves		663	159	822

Pence per share	11

Basic earnings		43.1p	4.8p	47.9p

Diluted earnings		43.1p	4.8p	47.9p

Dividends		23.8p	–	23.8p

Average shares				3,316m

The accompanying notes are an integral part of these consolidated financial statements.

85 Diageo Annual Report 2004

Consolidated balance sheet

			30 June 2004		30 June 2003 (restated)
	Notes		£ million	£ million	£ million	£ million

Fixed assets

Intangible assets	12		4,012		4,288

Tangible assets	13		1,976		1,974

Investment in associates	14		1,263		2,915

Other investments	14		1,772		188

				9,023		9,365

Current assets

Stocks	15		2,176		2,250

Debtors — due within one year	16		1,573		2,154

Debtors — due after one year	16		151		228

Cash at bank and liquid resources	17		1,167		1,191

			5,067		5,823

Creditors — due within one year

Borrowings	17		(2,001)		(3,563)

Other creditors	19		(3,022)		(3,283)

			(5,023)		(6,846)

Net current assets/(liabilities)				44		(1,023)

Total assets less current liabilities				9,067		8,342

Creditors — due after one year

Borrowings	17		(3,316)		(2,981)

Other creditors	19		(109)		(18)

				(3,425)		(2,999)

Provisions for liabilities and charges	20			(709)		(648)

Net assets before post employment assets and liabilities				4,933		4,695

Post employment assets			7		6

Post employment liabilities			(757)		(1,375)

	5	(d)		(750)		(1,369)

Net assets				4,183		3,326

Capital and reserves

Called up share capital	22			885		897

Share premium account			1,331		1,327

Revaluation reserve			113		120

Capital redemption reserve			3,058		3,046

Profit and loss account			(1,695)		(2,589)

Reserves attributable to equity shareholders	23			2,807		1,904

Shareholders’ funds				3,692		2,801

Minority interests

Equity			179		182

Non-equity	25		312		343

				491		525

				4,183		3,326

The accompanying notes are an integral part of these consolidated financial statements.
     These consolidated financial statements were approved by a duly appointed and authorised committee of the board of directors on 1 September 2004 and were signed on its behalf by PS Walsh and NC Rose, directors.

86 Diageo Annual Report 2004

Consolidated cash flow statement

			Year ended	Year ended
		Year ended	30 June 2003	30 June 2002
		30 June 2004	(restated)	(restated)
	Notes	£ million	£ million	£ million

Net cash inflow from operating activities	26	2,121	1,970	2,008

Dividends received from associates		224	60	87

Returns on investments and servicing of finance
Interest paid (net)		(257)	(327)	(360)
Dividends paid to equity minority interests		(42)	(28)	(40)
		(299)	(355)	(400)

Taxation		(298)	(105)	(311)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(327)	(382)	(585)
Net sale/(purchase) of investments		9	(20)	(8)
Sale of tangible fixed assets		20	41	65
		(298)	(361)	(528)

Acquisitions and disposals
Purchase of subsidiaries	27	(17)	(137)	(3,592)
Sale of subsidiaries, associates and businesses	28	(17)	912	5,100
Sale of options in relation to associates	28	–	58	–
		(34)	833	1,508

Equity dividends paid		(800)	(767)	(758)

Management of liquid resources		(98)	256	92

Financing
Issue of share capital		4	4	11
Net purchase of own shares for share trusts		(4)	(65)	(64)
Own shares purchased for cancellation		(306)	(852)	(1,658)
Decrease in loans		(247)	(496)	(137)
		(553)	(1,409)	(1,848)

(Decrease)/increase in cash in the year	17	(35)	122	(150)

Movements in net borrowings

	Year ended	Year ended	Year ended
	30 June 2004	30 June 2003	30 June 2002
	£ million	£ million	£ million

(Decrease)/increase in cash in the year	(35)	122	(150)

Cash flow from change in loans	247	496	137

Change in liquid resources	98	(256)	(92)

Change in net borrowings from cash flows	310	362	(105)

Exchange adjustments	371	227	267

Non-cash items	45	37	(179)

Decrease/(increase) in net borrowings	726	626	(17)

Net borrowings at beginning of the year	(4,870)	(5,496)	(5,479)

Net borrowings at end of the year	(4,144)	(4,870)	(5,496)

The accompanying notes are an integral part of these consolidated financial statements.

87 Diageo Annual Report 2004

Consolidated statement of total recognised gains and losses

	Year ended 30 June 2004			Year ended 30 June 2003

				Before tax	Tax	Net
	Before tax	Tax	Net	(restated)	(restated)	(restated)
	£ million	£ million	£ million	£ million	£ million	£ million

Profit/(loss) for the year

— group	1,493	(356)	1,137	157	(353)	(196)

— associates	386	(131)	255	384	(138)	246

	1,879	(487)	1,392	541	(491)	50

Exchange adjustments

— group	77	6	83	(108)	(7)	(115)

— associates	(204)	–	(204)	(57)	–	(57)

Actuarial gains/(losses) on post employment plans

— group	476	188	664	(960)	(82)	(1,042)

— associates	110	(39)	71	(87)	31	(56)

Total recognised gains and losses for the year	2,338	(332)	2,006	(671)	(549)	(1,220)

Prior year adjustments

— Adoption of FRS 17			(1,865)

— Adoption of UITF 38			16

Total recognised gains and losses since previous annual report			157

	Year ended 30 June 2002
	Before tax	Tax	Net
	(restated)	(restated)	(restated)
	£ million	£ million	£ million

Profit/(loss) for the year

— group	2,004	(546)	1,458

— associates	218	(87)	131

	2,222	(633)	1,589

Exchange adjustments

— group	(30)	–	(30)

— associates	(55)	–	(55)

Actuarial losses on post employment plans

— group	(1,393)	380	(1,013)

— associates	(115)	40	(75)

Total recognised gains and losses for the year	629	(213)	416

Note of consolidated historical cost profits and losses

There is no material difference between the reported profit shown in the consolidated profit and loss account and the profit for the relevant years restated on an historical cost basis.

The accompanying notes are an integral part of these consolidated financial statements.

88 Diageo Annual Report 2004

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

Tangible fixed assets

Land and buildings are stated at cost or,for certain assets acquired prior to 1993, at professional valuation, less depreciation. Freehold land is not depreciated. Leaseholds are depreciated over the unexpired period of the lease. Other tangible fixed assets are depreciated on a straightline basis to estimated residual values over their expected useful lives within the following ranges: industrial and other buildings — 10 to 50 years; plant and machinery — 5 to 25 years; fixtures and fittings — 5 to 10 years; casks and containers — 15 to 20 years; and computer software — up to 5 years.

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

Share options

The intrinsic value of options granted, being the difference between the market value of shares on the award of an option, and the exercise price of the option, is charged to the profit and loss account over the minimum life of the option. Shares held by the company for the purpose of fulfilling obligations in respect of various employee share plans around the group are deducted from equity in the consolidated balance sheet. Any gain or loss arising on the sale of the shares held by the company are included as an adjustment to reserves.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, and an appropriate proportion of production and other overheads. Cost is calculated on an actual usage basis for maturing stocks and on a first in, first out basis for other stocks.

89 Diageo Annual Report 2004	Accounting policies

Foreign currencies

The profit and loss accounts and cash flows of overseas subsidiaries and associates are translated into sterling at weighted average rates of exchange, other than substantial transactions which are translated at the rate on the date of the transaction. The adjustment to closing rates is taken to reserves.

     Balance sheets are translated at closing rates. Exchange differences arising on the re-translation at closing rates of the opening balance sheets of overseas subsidiaries and associates are taken to reserves,as are exchange differences arising on related foreign currency borrowings and financial instruments. Tax charges and credits arising on such items are also taken to reserves. Other exchange differences are taken to the profit and loss account.
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

Turnover

Turnover from the sale of goods includes excise duties and royalties receivable but excludes value added tax. Turnover is recognised depending upon individual customer terms at the time of despatch, delivery or some other specified point when the risk of loss transfers. Provision is made for returns where appropriate. Turnover is stated net of price discounts, allowances for customer loyalty and certain promotional activities and similar items.

Advertising

Advertising production costs are charged to the profit and loss account when the advertisement is first shown to the public.

Research and development

Research and development, including developing new drinks products and package design expenditure, is written off in the period in which it is incurred.

Pensions and other post employment benefits

The group’s principal pension funds are defined benefit plans. In addition the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded post employment liabilities. For defined benefit plans the amount charged to operating profit is the cost of accruing pension benefits promised to employees over the year plus any benefit improvements granted to members by the group during the year. Other finance charges/income in the profit and loss account includes a credit equivalent to the group’s expected return on the pension plans’ assets over the year, offset by a charge equal to the expected increase in the plans’ liabilities over the year. The difference between the market value of the plans’ assets and the present value of the plans’ liabilities is disclosed as an asset or liability on the group balance sheet, net of deferred tax (to the extent that it is recoverable). Any differences between the expected return on assets and that actually achieved, and any changes in the liabilities over the year due to changes in assumptions or experience within the plans, are recognised in the statement of total recognised gains and losses.

     Contributions payable by the group in respect of defined contribution plans are charged to operating profit as incurred.

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

     Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument. Foreign exchange contracts hedging net investments in overseas businesses are revalued at closing rates and exchange differences arising are taken to reserves. Gains and losses on contracts hedging forecast transactional cash flows, and on option instruments hedging the sterling value of foreign currency denominated income,are recognised in the hedged periods.
     Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the transactions being hedged. Finance costs associated with debt issuances are charged to the profit and loss account over the life of the issue.

90 Diageo Annual Report 2004

Notes to the consolidated financial statements

Diageo was created by the merger of the former GrandMet and Guinness Group businesses on 17 December 1997. Under generally accepted accounting principles (GAAP) in the United Kingdom, the combination has been accounted for as a merger and the results and cash flows of GrandMet and the Guinness Group are combined as of the beginning of the earliest financial year presented. Under US GAAP the merger has been accounted for as an acquisition of the Guinness Group by GrandMet. At the time of the merger, Diageo changed its year end to 30 June.

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements,and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1 New UK GAAP accounting policies

The group has adopted the reporting requirements of FRS 17 — Retirement benefits in its primary financial statements from 1 July 2003. In prior years, the group complied with the transitional disclosure requirements of the standard. The financial information included in these statements also complies from 1 July 2003 with the following requirements issued by the UK’s Accounting Standards Board: UITF abstract 38 — Accounting for ESOP trusts, and the amendment to FRS 5 — Reporting the substance of transactions.

     In the primary financial statements and all relevant notes to the consolidated financial statements, the comparative information has been restated as appropriate.

FRS 17 — Retirement benefits This standard replaces the use of the actuarial values for assessing pension costs in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, the expected return on assets and the interest on the liabilities. Differences between expected and actual returns on assets, and the impact on the liabilities of changes in the assumptions, are reflected in the statement of total recognised gains and losses.

     The adoption of FRS 17 has decreased the reported operating profit for the year ended 30 June 2003 by £88 million (2002 — £128 million, including £17 million of exceptional operating costs). This charge has been offset by a decrease in non-operating exceptional charges of £14 million (2002 — exceptional income decrease of £8 million) and an increase in other finance income of £36 million (2002 — £104 million), giving a net decrease in the profit for the year of £38 million (2002 — £32 million). In addition, the adoption of the standard has reduced investment in associates by £119 million, debtors by £659 million, provisions by £221 million and minority interests by £4 million, increased stocks by £57 million and created a net post employment liability of £1,369 million. In aggregate the adoption of FRS 17 has reduced shareholders’ funds at 30 June 2003 by £1,865 million.
     For the year ended 30 June 2003, the charge to operating profit for employer’s pension cost and other post employment costs, calculated in accordance with SSAP 24 — Pensions costs, was £22 million. It is not practicable to calculate the equivalent charge under SSAP 24 for the year ended 30 June 2004 in view of the numerous pension plans around the world, the complexity of the calculations and the number of assumptions required to be made.

UITF abstract 38 — Accounting for ESOP trusts This abstract changes the presentation of an entity’s own shares held in an employee share trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders’ funds. It also has consequential changes to UITF 17 requiring that the expense to the profit and loss account should be the difference between the fair value of the shares at the date of award and the amount that an employee is required to pay for the shares (i.e. the ‘intrinsic value’ of the award).

     The impact of the adoption of UITF 38 in the year ended 30 June 2003 has been to increase operating profit by £14 million (2002 — £5 million) and increase the tax charge by £4 million (2002 — £1 million). In addition, exceptional charges were reduced by £2 million, giving a net increase in the profit for the year of £12 million (2002 — £4 million). The reclassification of shares acquired by the share trust (own shares) from fixed asset investments (£259 million) and debtors (£29 million) to equity has reduced shareholders’ funds by £288 million at 30 June 2003. In addition,the net cash outflow arising from the purchase of shares by the share trusts has been reclassified from ‘capital expenditure and financial investment’to ‘financing’.
     The charge to operating profit for the year ended 30 June 2004 under the previous guidance, UITF abstract 13 — Accounting for ESOP Trusts, would have been approximately £25 million, compared with £15 million under UITF 38.

FRS 5 — Reporting the substance of transactions The amendment to the standard added a new application note (G) on revenue recognition. This requires that revenue should be stated at fair value of the right to consideration. Diageo incurs certain promotional expenditure where permitted under local law (for example, slotting fees, whereby fees are paid to retailers for prominence of display, listing or agreement not to delist Diageo’s products) that is not wholly independent of the invoiced product price. Such expenditure is now deducted from turnover. The change, which has no impact on operating profit, reduced turnover and operating costs by £159 million in the year ended 30 June 2003 (2002 — £382 million) and by £181 million in the year ended 30 June 2004.

91 Diageo Annual Report 2004	Notes to the consolidated financial statements

2 Segmental analysis

The classes of business, and the group’s reportable segments, are premium drinks and, in prior years, quick service restaurants and packaged food. Each segment contains closely related products that are unique to that particular segment.

Premium drinks An international manufacturer and distributor of spirits, wines and beer that produces and distributes a wide range of premium brands, including Smirnoff vodka, Johnnie Walker Scotch whiskies, Guinness stout, Baileys Original Irish Cream liqueur, J&B Scotch whisky, Captain Morgan rum and Tanqueray gin. In addition, premium drinks also owns the distribution rights for the José Cuervo tequila brands in the United States and other countries.

     Premium drinks also owns a number of investments in unconsolidated associates, the principal investment being a 34% interest in Moët Hennessy, a French partnership owned by LVMH Moët Hennessy — Louis Vuitton SA (LVMH). Moët Hennessy is based in France and is a leading producer and exporter of champagne and cognac.

Quick service restaurants A leading fast food hamburger restaurant chain with, as at 30 June 2002, approximately 11,500 outlets worldwide of which over 8,100 were in the United States. At 30 June 2002, of the total number of outlets, 91% were franchised and 9% were company operated.
     On 13 December 2002, the group disposed of its quick service restaurants business (Burger King) to a newly formed company owned by Texas Pacific Group, Bain Capital and Goldman Sachs Capital Partners. In connection with the transaction Diageo has guaranteed up to $850 million (£467 million) of external borrowings of Burger King (see note 29).

Packaged food A producer and distributor of leading food brands including Pillsbury refrigerated dough and other dough based goods, Old El Paso Mexican foods, Progresso soups, Green Giant vegetables and Häagen-Dazs ice cream, as well as operating a foodservice business.
     On 31 October 2001, the group disposed of its worldwide packaged food businesses to General Mills, Inc (General Mills). Diageo now owns approximately 21% of the issued share capital of General Mills, having exercised an option to sell 55 million of its shares in General Mills on 1 November 2001. General Mills produces and sells a variety of food products, principally in North America, including Big G ready-to-eat cereals, Betty Crocker dessert, baking, dinner mix and snack products, Yoplait and Colombo yogurt, as well as the businesses that formerly comprised the packaged food businesses. General Mills’ business is primarily in the United States. General Mills is incorporated in the United States and is listed on the New York Stock Exchange.

(i) Segment information by class of business

			Discontinued operations
	Premium		Packaged	Quick service
	drinks	Other	food	restaurants	Total
	£ million	£ million	£ million	£ million	£ million

2004

Turnover	8,891	–	–	–	8,891

Operating profit before exceptional items	1,911	–	–	–	1,911

Exceptional items charged to operating profit	(40)	–	–	–	(40)

Operating profit	1,871	–	–	–	1,871

Corporate expenses	94	–	–	–	94

Depreciation	217	–	–	–	217

Intangible asset amortisation	7	–	–	–	7

Share of associates’ profits	193	251	–	–	444

Sale of businesses	(13)	–	29	(26)	(10)

Profit before interest, finance charges and tax	2,051	210	29	(26)	2,264

Capital expenditure	327	–	–	–	327

Net assets (shareholders’ funds and minority interests)	9,035	(4,852)	–	–	4,183

Total assets	10,736	3,354	–	–	14,090

92 Diageo Annual Report 2004	Notes to the consolidated financial statements

2 Segmental analysis continued

(i) Segment information by class of business continued

			Discontinued operations

	Premium		Packaged	Quick service
	drinks	Other	food	restaurants	Total
	£ million	£ million	£ million	£ million	£ million

2003

Turnover	8,802	–	–	479	9,281

Operating profit before exceptional items	1,902	–	–	53	1,955

Exceptional items charged to operating profit	(168)	–	–	–	(168)

Operating profit	1,734	–	–	53	1,787

Corporate expenses	95	–	–	2	97

Depreciation	213	–	–	27	240

Tangible asset write down (exceptional items)	13	–	–	–	13

Intangible asset amortisation	7	–	–	2	9

Share of associates’ profits	188	269	–	–	457

Sale of businesses	16	–	171	(1,441)	(1,254)

Profit/(loss) before interest,finance charges and tax	1,937	228	171	(1,389)	947

Capital expenditure	315	–	–	67	382

Net assets (shareholders’ funds and minority interests)	9,380	(6,054)	–	–	3,326

Total assets	11,243	3,945	–	–	15,188

2002

Turnover	8,539	–	1,238	1,123	10,900

Operating profit before exceptional items	1,670	–	177	153	2,000

Exceptional items charged to operating profit	(449)	–	–	(21)	(470)

Operating profit	1,221	–	177	132	1,530

Corporate expenses	73	–	8	6	87

Depreciation	183	–	39	62	284

Tangible asset write down (exceptional items)	36	–	–	–	36

Intangible asset amortisation	6	–	6	4	16

Share of associates’ profits	158	112	13	–	283

Sale of businesses	512	–	314	(13)	813

Profit before interest, finance charges and tax	1,892	112	504	96	2,604

Capital expenditure	330	–	33	222	585

Net assets (shareholders’ funds and minority interests)	9,284	(5,162)	–	1,460	5,582

Total assets	11,473	4,371	–	1,701	17,545

(a) The ‘other’ segment for profit before interest and tax represents the group’s share of profit before interest and tax from its investment in General Mills and the dilution of the investment in General Mills. The ‘other’ segment for net assets comprises the net investment in General Mills of £1,587 million (2003 — £1,624 million; 2002 — £1,762 million); net external borrowings of £4,144 million (2003 — £4,870 million; 2002 — £5,496 million); tax and external dividend creditors of £1,524 million (2003 — £1,399 million; 2002 — £1,092 million); net post employment liabilities of £750 million (2003 — £1,369 million; 2002 — £297 million); and other net liabilities of £21 million (2003 — £40 million; 2002 — £39 million). The ‘other’ segment for total assets comprises the net investment in General Mills of £1,587 million (2003 — £1,624 million; 2002 — £1,762 million); cash at bank and liquid resources of £1,167 million (2003 — £1,191 million; 2002 — £1,596 million); interest rate and foreign currency swaps of £6 million (2003 — £484 million; 2002 — £365 million); and other assets of £594 million (2003 — £646 million; 2002 — £648 million).

(b) The group interest expense is managed centrally and is not attributable to individual activities. Inter segmental sales are immaterial and have been eliminated in computing the segmental disclosure.

(c) The weighted average exchange rates used in the translation of profit and loss accounts were US dollar — £1 = $1.74 (2003 — £1 = $1.59; 2002 — £1 = $1.44) and euro — £1 = €1.45 (2003 — £1 = €1.52; 2002 — £1 = €1.61). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar — £1 = $1.82 (2003 — £1 = $1.65) and euro — £1 = €1.49 (2003 — £1 = €1.44). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

93 Diageo Annual Report 2004	Notes to the consolidated financial statements

2 Segmental analysis continued

(ii) Geographical information

	Great	Rest of	North	Asia	Latin	Rest of
	Britain	Europe	America	Pacific	America	World	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

2004

Turnover	1,411	2,511	2,701	996	460	812	8,891

Goodwill amortisation	–	(1)	–	–	(1)	–	(2)

Operating profit before exceptional items	207	433	713	229	143	186	1,911

Exceptional items charged to operating profit	(5)	(1)	(33)	–	(1)	–	(40)

Operating profit	202	432	680	229	142	186	1,871

Profit before interest, finance charges and tax (note (b))	212	431	639	227	141	193	1,843

Long-lived assets	1,914	554	2,605	628	46	241	5,988

2003

Turnover	1,423	2,515	3,122	999	474	748	9,281

Goodwill amortisation	–	(1)	(2)	–	(1)	–	(4)

Operating profit before exceptional items	204	442	762	235	138	174	1,955

Exceptional items charged to operating profit	(62)	(27)	(70)	–	(8)	(1)	(168)

Operating profit	142	415	692	235	130	173	1,787

Profit/(loss) before interest, finance charges and tax (note (b))	140	432	(607)	233	131	175	504

Long-lived assets	1,922	564	2,862	664	45	205	6,262

2002

Turnover	1,552	2,546	4,471	978	634	719	10,900

Goodwill amortisation	–	(1)	(10)	–	(1)	–	(12)

Operating profit before exceptional items	194	450	811	221	189	135	2,000

Exceptional items charged to operating profit	(55)	22	(430)	(2)	(4)	(1)	(470)

Operating profit	139	472	381	219	185	134	1,530

Profit before interest, finance charges and tax (note (b))	142	1,007	668	218	183	134	2,352

Long-lived assets	1,984	583	4,476	687	69	180	7,979

(a) The geographical analysis of turnover, operating profit and profit before interest is based on the location of the third party customers.

(b) Profit before interest, finance charges and tax excludes the profit attributable to General Mills of £251 million (2003 — £269 million; 2002 — £112 million) and the profit attributable to Moët Hennessy of £170 million (2003 — £174 million; 2002 — £140 million).

(c) Long-lived assets comprise tangible fixed assets and intangible assets after depreciation and amortisation respectively. Brands are included at net book value in the geographical regions in which the brands originated.

94 Diageo Annual Report 2004                                    Notes to the consolidated financial statements

3 Turnover — geographical area by origin

		Discontinued operations
	Premium	Packaged	Quick service
	drinks	food	restaurants	Total
	£ million	£ million	£ million	£ million

2004

North America	2,744	–	–	2,744

Europe	5,473	–	–	5,473

Asia Pacific	924	–	–	924

Latin America	294	–	–	294

Rest of World	857	–	–	857

	10,292	–	–	10,292

Less: Sales to group companies in other geographical areas	(1,401)	–	–	(1,401)

	8,891	–	–	8,891

2003

North America	2,833	–	334	3,167

Europe	5,355	–	112	5,467

Asia Pacific	907	–	15	922

Latin America	297	–	18	315

Rest of World	652	–	–	652

	10,044	–	479	10,523

Less: Sales to group companies in other geographical areas	(1,242)	–	–	(1,242)

	8,802	–	479	9,281

2002

North America	2,651	1,019	775	4,445

Europe	5,277	102	269	5,648

Asia Pacific	778	53	35	866

Latin America	360	58	44	462

Rest of World	626	6	–	632

	9,692	1,238	1,123	12,053

Less: Sales to group companies in other geographical areas	(1,153)	–	–	(1,153)

	8,539	1,238	1,123	10,900

Exports from the United Kingdom were £2,288 million (2003 — £2,231 million; 2002 — £2,094 million).

95 Diageo Annual Report 2004	Notes to the consolidated financial statements

4 Operating costs
		Discontinued operations
	Premium	Packaged	Quick service
	drinks	food	restaurants	Total
	£ million	£ million	£ million	£ million

2004

Change in stocks	(59)	–	–	(59)

Raw materials and consumables	1,609	–	–	1,609

Excise duties — United States	421	–	–	421

— Other	1,788	–	–	1,788

Advertising, marketing and promotion	1,039	–	–	1,039

Other external charges	1,101	–	–	1,101

Staff costs (note 5)	901	–	–	901

Depreciation and other amounts written off fixed assets	224	–	–	224

Other operating income	(4)	–	–	(4)

	7,020	–	–	7,020

2003

Change in stocks	(6)	–	–	(6)

Raw materials and consumables	1,621	–	93	1,714

Excise duties — United States	459	–	–	459

— Other	1,707	–	–	1,707

Advertising, marketing and promotion	1,026	–	18	1,044

Other external charges	1,041	–	157	1,198

Staff costs (note 5)	1,028	–	140	1,168

Depreciation and other amounts written off fixed assets	260	–	29	289

Other operating income	(68)	–	(11)	(79)

	7,068	–	426	7,494

2002

Change in stocks	(71)	(58)	–	(129)

Raw materials and consumables	1,866	476	216	2,558

Excise duties — United States	438	–	–	438

— Other	1,681	–	–	1,681

Advertising, marketing and promotion	988	101	40	1,129

Other external charges	1,237	294	350	1,881

Staff costs (note 5)	953	205	340	1,498

Depreciation and other amounts written off fixed assets	237	46	67	350

Other operating income	(11)	(3)	(22)	(36)

	7,318	1,061	991	9,370

(a) Other external charges include operating lease rentals for plant and machinery of £10 million (2003 — £9 million; 2002 — £20 million), other operating lease rentals (mainly properties) of £57 million (2003 — £72 million; 2002 — £104 million), research and development expenditure of £11 million (2003 — £15 million; 2002 — £28 million), and maintenance and repairs of £61 million (2003 — £43 million; 2002 — £65 million). The analysis of raw materials and consumables and other external charges for comparative years has been restated to be on a consistent basis with the year ended 30 June 2004.

(b) Other operating income in the year ended 30 June 2003 includes £57 million for the termination of the Bass distribution rights and £11 million (2002 — £21 million) from operating leases in quick service restaurants.

(c) Exceptional operating costs for continuing operations amount to £40 million (2003 — £168 million; 2002 — £449 million) as follows: other external charges £28 million, staff costs £8 million, and amounts written off assets £4 million (2003 — costs of £138 million, £74 million, and £13 million, respectively, less other operating income of £57 million; 2002 — costs of £306 million, £107 million, and £36 million, respectively). Exceptional operating costs for discontinued operations in the year ended 30 June 2002 were £21 million.

96 Diageo Annual Report 2004	Notes to the consolidated financial statements

4 Operating costs continued

(d) Goodwill amortisation Operating costs for continuing operations in the year include goodwill amortisation of £2 million (2003 — £2 million; 2002 — £2 million). Operating costs for discontinued operations in the year ended 30 June 2003 included goodwill amortisation of £2 million (2002 — £10 million).

(e) Auditor fees The fees of the principal auditor of the group, KPMG Audit Plc, and its affiliates were as follows:
	United	Rest of
	Kingdom	World	2004	2003	2002
	£ million	£ million	£ million	£ million	£ million

Audit fees	1.6	3.1	4.7	4.3	3.9

Other audit-related fees	2.0	0.1	2.1	5.1	10.4

Tax fees	1.0	3.0	4.0	7.3	6.2

All other fees	–	0.2	0.2	–	1.7

	4.6	6.4	11.0	16.7	22.2

Audit fees include the fees for: statutory audit of the company of £23,000 (2003 — £23,000; 2002 — £23,000); audit of its subsidiaries of £ 3.3 million (2003 — £3.0 million; 2002 — £3.3 million); and other audit services required by statute or regulation of £1.4 million (2003 — £1.3 million; 2002 — £0.6 million). A further £0.2 million (2003 — £0.2 million; 2002 — £0.1 million) was charged in relation to the audit by firms other than KPMG. Other audit-related fees principally relate to due diligence and other services in relation to acquisitions and disposals and also include employee pension fund and benefit plan services. Tax fees relate principally to tax compliance services and tax advice. Other fees in the year ended 30 June 2002 related principally to IT projects and support.

5 Employees

	2004			2003			2002
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total

Average number of employees

Premium drinks	22,548	1,172	23,720	23,427	1,134	24,561	22,841	1,078	23,919

Discontinued operations	–	–	–	8,965	5,429	14,394	25,734	12,471	38,205

	22,548	1,172	23,720	32,392	6,563	38,955	48,575	13,549	62,124

Premium drinks includes ex-Seagram employees from 21 December 2001. Discontinued operations include employees for the quick service restaurants business prior to 13 December 2002 and packaged food prior to 31 October 2001, reflecting the periods in which the group owned those businesses.

	2004	2003	2002
	£ million	£ million	£ million

Aggregate remuneration

Wages and salaries	743	986	1,281

Employer’s social security	57	72	100

Employer’s pension	96	106	112

Other post employment	5	4	5

	901	1,168	1,498

Retirement benefits The group has complied fully in its primary statements with the requirements of FRS 17 — Retirement benefits for the year ended 30 June 2004 and all comparatives have been restated.

     The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. The larger plans are generally of the defined benefit type and are funded by payments to separately administered funds or insurance companies. The principal plans are in the United Kingdom, Ireland, United States and Canada. All valuations were performed by independent actuaries using the projected unit method to determine pension costs. There are also a number of defined contribution plans and other post employment liabilities which are included in the figures given below.
     The group also operates a number of plans, primarily in the United States, which provide employees with post employment benefits in respect of medical costs. The plans are generally unfunded. The most recent full valuations of the significant defined benefit post employment plans were carried out as follows: United Kingdom on 31 March 2003; United States on 1 January 2004; and Ireland on 31 March 2003. The measurement dates used to calculate the disclosures in the consolidated financial statements are the respective balance sheet dates.

97 Diageo Annual Report 2004	Notes to the consolidated financial statements

5 Employees continued

(a) The following weighted average assumptions were used to determine the group’s deficit/surplus in the post employment plans at 30 June in the relevant year. The assumptions used to calculate the profit and loss charge/credit for the year to 30 June are based on the assumptions disclosed as at the previous 30 June.

	United Kingdom			Ireland			United States
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	%	%	%	%	%	%	%	%	%

Rate of general increase in salaries	4.4	4.0	4.3	4.2	4.2	5.0	3.5	3.5	5.0

Rate of increase to pensions in payment	3.3	3.1	3.2	2.2	2.2	3.0	–	–	–

Rate of increase to deferred pensions	3.0	2.6	2.6	2.2	2.2	3.0	–	–	–

Medical inflation	n/a	n/a	n/a	n/a	n/a	n/a	8.0	9.0	5.0

Discount rate for plan liabilities	5.7	5.2	5.9	5.3	5.1	6.0	6.2	5.9	7.1

Inflation	3.0	2.6	2.6	2.2	2.2	3.0	2.5	2.5	3.0

For the years ended 30 June 2004 and 2003 for the United Kingdom and United States plans, there are, in addition to the above percentages, age related promotional increases. The 2004 assumption for medical inflation in the United States reduces by 1% per year to 5% (2003 — 1% per year to 5%).

(b) The amounts charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses for the three years ended 30 June 2004 are set out below:

	United		United States
	Kingdom	Ireland	and other	Total
	£ million	£ million	£ million	£ million

2004

Operating profit

Current service cost	(66)	(16)	(23)	(105)

Past service cost	(2)	(4)	1	(5)

Gains/(losses) on settlements and curtailments	10	(1)	–	9

Total charge to operating profit	(58)	(21)	(22)	(101)

Net (cost)/credit to other finance charges (note 8 (ii))	(12)	5	(11)	(18)

Charge before taxation	(70)	(16)	(33)	(119)

Consolidated statement of total recognised gains and losses

Actual return less expected return on post employment plan assets	205	74	26	305

Experience gains and losses arising on the plan liabilities	10	4	(3)	11

Changes in assumptions underlying the present value of the plan liabilities	136	31	17	184

Actuarial gain recognisable in the reconciliation of the surplus	351	109	40	500

Minorities’ share of actuarial gain	–	–	(1)	(1)

Changes in the recognisable surplus of the plans with a surplus restriction	–	–	(23)	(23)

Exchange adjustments	–	3	13	16

Total actuarial gain recognisable in the consolidated statement of total recognised gains and losses	351	112	29	492

98 Diageo Annual Report 2004	Notes to the consolidated financial statements

5 Employees continued
	United		United States
	Kingdom	Ireland	and other	Total
	£ million	£ million	£ million	£ million

2003

Operating profit

Current service cost	(50)	(16)	(20)	(86)

Past service cost	(1)	(21)	(2)	(24)

Total charge to operating profit	(51)	(37)	(22)	(110)

Net credit/(cost) to other finance income (note 8 (ii))	20	22	(6)	36

Exceptional items

Gain on settlement/curtailment arising on disposal of businesses	6	–	32	38

(Charge)/credit before taxation	(25)	(15)	4	(36)

Consolidated statement of total recognised gains and losses

Actual return less expected return on post employment plan assets	(362)	(203)	(16)	(581)

Experience gains and losses arising on the plan liabilities	6	(17)	(4)	(15)

Changes in assumptions underlying the present value of the plan liabilities	(307)	(23)	(48)	(378)

Actuarial loss recognisable in the reconciliation of the surplus	(663)	(243)	(68)	(974)

Minorities’ share of actuarial loss	–	–	1	1

Changes in the recognisable surplus of the plans with a surplus restriction	–	–	13	13

Exchange adjustments	–	(8)	3	(5)

Total actuarial loss recognisable in the consolidated statement of total recognised gains and losses	(663)	(251)	(51)	(965)

2002

Operating profit

Current service cost	(45)	(15)	(31)	(91)

Past service cost	(3)	–	(4)	(7)

Exceptional item – past service cost	–	(17)	–	(17)

Loss on settlement/curtailment	–	–	(2)	(2)

Total charge to operating profit	(48)	(32)	(37)	(117)

Net credit/(cost) to other finance income (note 8 (ii))	66	41	(3)	104

Exceptional items

Loss on settlement/curtailment arising on disposal of businesses	–	–	(16)	(16)

Credit/(charge) before taxation	18	9	(56)	(29)

Consolidated statement of total recognised gains and losses

Actual return less expected return on post employment plan assets	(682)	(239)	(209)	(1,130)

Experience gains and losses arising on the plan liabilities	4	(6)	(2)	(4)

Changes in assumptions underlying the present value of the plan liabilities	(224)	(35)	(13)	(272)

Actuarial loss recognisable in the reconciliation of the surplus	(902)	(280)	(224)	(1,406)

Minorities’share of actuarial loss	–	–	1	1

Changes in the recognisable surplus of the plans with a surplus restriction	–	–	12	12

Exchange adjustments	–	17	(1)	16

Total actuarial loss recognisable in the consolidated statement of total recognised gains and losses	(902)	(263)	(212)	(1,377)

99 Diageo Annual Report 2004	Notes to the consolidated financial statements

5 Employees continued

(c) History of experience losses:
	United				United States
	Kingdom		Ireland		and other	Total

2004

Difference between the expected and actual return on plan assets:

Amount (£ million)	205		74		26	305

Percentage of plan assets	8%		8%		8%	8%

Experience gains and losses on plan liabilities:

Amount (£ million)	10		4		(3)	11

Percentage of the present value of plan liabilities	–		–		(1% )	–

Total amount recognised in statement of total recognised gains and losses:

Amount (£ million)	351		112		29	492

Percentage of the present value of plan liabilities	11%		11%		7%	10%

2003

Difference between the expected and actual return on plan assets:

Amount (£ million)	(362)		(203)		(16)	(581)

Percentage of plan assets	(16%	)	(23%	)	(5% )	(17% )

Experience gains and losses on plan liabilities:

Amount (£ million)	6		(17)		(4)	(15)

Percentage of the present value of plan liabilities	–		(2%	)	(1% )	–

Total amount recognised in statement of total recognised gains and losses:

Amount (£ million)	(663)		(251)		(51)	(965)

Percentage of the present value of plan liabilities	(20%	)	(24%	)	(11% )	(20% )

2002

Difference between the expected and actual return on plan assets:

Amount (£ million)	(682)		(239)		(209)	(1,130)

Percentage of plan assets	(27%	)	(24%	)	(21% )*	(25% )*

Experience gains and losses on plan liabilities:

Amount (£ million)	4		(6)		(2)	(4)

Percentage of the present value of plan liabilities	–		(1%	)	–	–

Total amount recognised in statement of total recognised gains and losses:

Amount (£ million)	(902)		(263)		(212)	(1,377)

Percentage of the present value of plan liabilities	(30%	)	(30%	)	(18% )*	(29% )*

The percentages in the table above are expressed in relation to the plan assets and liabilities at the closing balance sheet date for the appropriate year.

*During the year ended 30 June 2002, the group disposed of Pillsbury and its associated post employment plans. These plans were for employees based in the United States and the percentages in the table above exclude these plans.

100 Diageo Annual Report 2004	Notes to the consolidated financial statements

5 Employees continued

(d) The expected long term rates of return and market values of the assets of the significant defined benefit post employment plans were as follows:
	United Kingdom		Ireland		United States and other		Total
	Expected		Expected		Expected		Expected
	long term		long term		long term		long term
	rates of	Market	rates of	Market	rates of	Market	rates of	Market
	return	value	return	value	return	value	return	value
	%	£ million	%	£ million	%	£ million	%	£ million

2004

Market value of assets

Equities	8.2	1,978	7.8	655	8.8	194	8.2	2,827

Bonds	5.5	105	4.5	138	6.1	76	5.2	319

Property	7.2	343	6.7	108	12.1	9	7.2	460

Other	4.5	75	2.0	13	4.4	36	4.2	124

		2,501		914		315		3,730

Present value of post employment plan liabilities		(3,318)		(987)		(444)		(4,749)

Deficit in the post employment plans		(817)		(73)		(129)		(1,019)

Surplus restriction		–		–		(25)		(25)

Post employment liabilities before deferred tax		(817)		(73)		(154)		(1,044)

Related deferred tax assets		245		7		42		294

Net post employment liabilities		(572)		(66)		(112)		(750)

2003

Market value of assets

Equities	7.5	1,928	7.2	671	7.9	165	7.5	2,764

Bonds	5.2	1	4.2	80	5.4	121	4.9	202

Property	6.5	316	6.2	104	12.2	7	6.5	427

Other	3.5	22	4.2	9	3.7	11	3.7	42

		2,267		864		304		3,435

Present value of post employment plan liabilities		(3,370)		(1,035)		(474)		(4,879)

Deficit in the post employment plans		(1,103)		(171)		(170)		(1,444)

Surplus restriction		–		–		(3)		(3)

Post employment liabilities before deferred tax		(1,103)		(171)		(173)		(1,447)

Related deferred tax assets		–		17		61		78

Net post employment liabilities		(1,103)		(154)		(112)		(1,369)

101 Diageo Annual Report 2004	Notes to the consolidated financial statements

5 Employees continued
	United Kingdom		Ireland		United States and other		Total
	Expected		Expected		Expected		Expected
	long term		long term		long term		long term
	rates of	Market	rates of	Market	rates of	Market	rates of	Market
	return	value	return	value	return	value	return	value
	%	£ million	%	£ million	%	£ million	%	£ million

2002

Market value of assets

Equities	8.0	2,142	8.3	796	8.9	204	8.1	3,142

Bonds	–	–	5.3	67	6.0	145	5.8	212

Property	7.0	355	7.3	100	12.3	8	7.2	463

Other	5.0	74	5.3	13	5.5	19	5.1	106

		2,571		976		376		3,923

Present value of post employment plan liabilities		(2,989)		(883)		(499)		(4,371)

(Deficit)/surplus in the post employment plans		(418)		93		(123)		(448)

Surplus restriction		–		–		(17)		(17)

Post employment (liabilities)/assets before deferred tax		(418)		93		(140)		(465)

Related deferred tax assets/(liabilities)		125		(9)		52		168

Net post employment (liabilities)/assets		(293)		84		(88)		(297)

Included in the post employment deficit before tax of £1,019 million (2003 — £1,444 million; 2002 — £448 million) is £72 million (2003 — £82 million; 2002 — £77 million) in respect of post employment medical benefit liabilities and £42 million (2003 — £44 million; 2002 — £42 million) in respect of other non pension post employment liabilities.

     The expected long term rates of return for equities have been determined by reference to government bond rates (minimum risk rates) in the countries in which the plans are based. To reflect the additional risks associated with equities, expected long term rates of return on equities include a risk premium of 3.25% per year as at 30 June 2004 (2003 — 3%; 2002 — 3%; 2001 — 2.5%) in excess of the expected return from government bonds. These risk premia are long term assumptions and were set after taking actuarial advice and considering the assumptions used by other FTSE 100 companies. The expected long term rates of return for other assets are determined in a similar way, i.e. by using an appropriate risk premium relative to government bonds in the relevant country.
     The group’s investment strategy for its funded post employment plans is decided locally by Diageo and, if relevant, the trustees of the plan, and takes account of the relevant statutory requirements. The group’s objective for the investment strategy is to achieve a target rate of return in excess of the return on the liabilities, while taking an acceptable amount of investment risk relative to the liabilities.
     This objective is implemented by using specific allocations to a variety of asset classes that are expected over the long term to deliver the target rate of return. Most investment strategies have significant allocations to equities, with the intention being that this will result in the ongoing cost to the group of the post employment plans being lower over the long term and be within acceptable boundaries of risk. Each investment strategy is also designed to control investment risk by managing allocations to asset classes, geographical exposures and individual stock exposures. For the United Kingdom pension fund the policy is to invest approximately 85% of the assets in equities, 5% in bonds and 10% in property. For the principal Irish pension scheme the policy is to invest approximately 70% of the assets in equities, 20% in bonds and 10% in property.

The percentages of investments at market value held by the pension plans at 30 June 2004 and 30 June 2003, analysed by category, were as follows:
	United		United States
	Kingdom	Ireland	and other	Total
	%	%	%	%

2004

Equities	79	72	62	76

Bonds	4	15	24	9

Property	14	12	3	12

Other	3	1	11	3

	100	100	100	100

2003

Equities	85	78	54	80

Bonds	–	9	40	6

Property	14	12	2	13

Other	1	1	4	1

	100	100	100	100

102 Diageo Annual Report 2004	Notes to the consolidated financial statements

5 Employees continued

(e) Movement in surplus/(deficit) during the three years ended 30 June 2004:

	United		United States
	Kingdom	Ireland	and other	Total
	£ million	£ million	£ million	£ million

Surplus in plans at 30 June 2001	464	346	135	945

Exchange adjustments	–	17	(3)	14

Current service cost	(45)	(15)	(31)	(91)

Past service cost	(3)	(17)	(4)	(24)

Curtailment/settlement cost	–	–	(18)	(18)

Net credit/(cost) to other finance income	66	41	(3)	104

Cash contributions	2	1	25	28

Actuarial loss	(902)	(280)	(224)	(1,406)

(Deficit)/surplus in plans at 30 June 2002	(418)	93	(123)	(448)

Exchange adjustments	–	(8)	1	(7)

Current service cost	(50)	(16)	(20)	(86)

Past service cost	(1)	(21)	(2)	(24)

Curtailment/settlement cost	6	–	32	38

Net credit/(cost) to other finance income	20	22	(6)	36

Cash contributions	3	2	16	21

Actuarial loss	(663)	(243)	(68)	(974)

Deficit in plans at 30 June 2003	(1,103)	(171)	(170)	(1,444)

Exchange adjustments	–	3	12	15

Current service cost	(66)	(16)	(23)	(105)

Past service cost	(2)	(4)	1	(5)

Curtailment/settlement cost	10	(1)	–	9

Net credit/(cost) to other finance income	(12)	5	(11)	(18)

Cash contributions	5	2	22	29

Actuarial gain	351	109	40	500

Deficit in plans at 30 June 2004	(817)	(73)	(129)	(1,019)

The net deficit of £1,019 million at 30 June 2004 (2003 — £1,444 million; 2002 — £448 million) excludes the surplus restriction of £25 million (2003 — £3 million; 2002 — £17 million) referred to in note (d).
     The group regularly consults with the trustees of the UK defined benefit pension plan about contributions that may be made in the future to the plan. Any contributions in the year ending 30 June 2005 are not expected to be material to the financial position of the group. Contributions to other plans in the year ending 30 June 2005 are expected to be approximately £30 million.

(f) The future benefits expected to be paid by the principal post employment plans in the United Kingdom, Ireland, United States and Canada are as follows:

				Payments due in the year ending 30 June
				2005	2006	2007	2008	2009	2010–2014
				£ million	£ million	£ million	£ million	£ million	£ million

United Kingdom	—	pension benefits		147	152	156	161	166	906

	—	other		2	2	2	2	2	9

Ireland — pension benefits				47	48	48	49	49	256

United States and Canada		—	pension benefits	28	18	19	19	19	103

		—	other	4	4	4	4	4	21

				228	224	229	235	240	1,295

(g) The Diageo pension plans are recharged with the cost of administration and professional fees paid for by the company in respect of the pension plans. The total amount recharged for the year was £13 million (2003 — £31 million; 2002 — £23 million).

103 Diageo Annual Report 2004	Notes to the consolidated financial statements

6 Associates
	2004	2003	2002
	£ million	£ million	£ million

Share of turnover	1,950	1,988	1,745

Share of operating costs	(1,499)	(1,510)	(1,421)

Share of operating profit before exceptional items	451	478	324

Share of exceptional items	(13)	(21)	(41)

Share of operating profit	438	457	283

Share of disposal of fixed assets	6	–	–

Share of interest payable (net)	(57)	(72)	(64)

Share of taxation	(131)	(138)	(87)

Equity minority interests	(1)	(1)	(1)

Dividends received by the group	(224)	(60)	(87)

Share of profits retained by associates	31	186	44

The dividends received by the group in the year ended 30 June 2004 include £65 million of receipts from Moët Hennessy in respect of amounts payable to the tax authorities.

Summarised financial information for the principal associates is presented below:

(a) General Mills, Inc General Mills prepares its financial statements in US dollars and under US GAAP to the end of May each year. Summary information for General Mills, as presented in its 2004 Form 10-K filed with the SEC for the 53 weeks ended 30 May 2004 and 52 weeks ended 25 May 2003, translated at £1 = $1.74 (2003 — £1= $1.59), is set out below.

	2004		2003
	$ million	£ million	$ million	£ million

Turnover	11,070	6,362	10,506	6,608

Gross profit	4,486	2,578	4,397	2,765

Profit for the year	1,055	606	917	577

The group’s 21% share of operating profit before exceptional items, exceptional items and its share of the interest expense of General Mills were £258 million, £7 million and £59 million, respectively (2003 — £287 million, £18 million and £73 million; 2002 — £143 million, £31 million and £59 million).
     On 23 June 2004, PS Walsh, CEO of Diageo plc, and JMJ Keenan, a Diageo designated representative, resigned from the General Mills board. As a result, the group ceased to equity account for the results of General Mills.

(b) Moët Hennessy The operations of Moët Hennessy in France and the United States were conducted, during the year ended 30 June 2004, through a partnership in which Diageo has a 34% interest. As a partner, Diageo pays any tax due on the results of the partnership to the tax authorities.
Moët Hennessy prepares its financial statements in euros to 31 December each year. Summary information for Moët Hennessy for the three years ended 30 June 2004, in each year aggregating the results for the six month period ended 31 December with that of the following six months ended 30 June, translated at £1 = €11.45 (2003 — £1 = €11.52; 2002 — £1 = €11.61), is set out below:
	2004		2003		2002
	€ million	£ million	€ million	£ million	€ million	£ million

Turnover	2,217	1,529	2,131	1,402	2,285	1,419

Gross profit	1,463	1,009	1,445	951	1,441	895

Profit for the year	466	321	450	296	309	192

The group’s 34% share of operating profit before exceptional items of Moët Hennessy was £176 million (2003 — £177 million; 2002 — £150 million).

(c) Investment in other associates Summarised financial information, in aggregate, is presented below for all of the group’s investments in associates other than General Mills and Moët Hennessy:

	2004	2003	2002
	£ million	£ million	£ million

Turnover	402	335	644

Operating profit	63	50	74

Profit for the year	51	37	36

104 Diageo Annual Report 2004	Notes to the consolidated financial statements

6 Associates continued

(d) Other information Group turnover includes sales to associates of £11 million (2003 — £15 million; 2002 — £20 million) and operating costs include purchases from associates of £19 million (2003 — £18 million; 2002 — £95 million).

7 Exceptional items In the three years ended 30 June 2004 the following exceptional items were incurred:
	2004	2003	2002
	£ million	£ million	£ million

Operating items (note (i))	(40)	(168)	(470)

Share of associates’ profits (note (ii))	(13)	(21)	(41)

Disposal of fixed assets (note (iii))	(35)	(43)	(22)

Sale of businesses (note (iv))	(10)	(1,254)	813

	(98)	(1,486)	280

(i) Operating items

Continuing operations

Seagram integration (a)	(40)	(177)	(164)

Guinness UDV integration (b)	–	(48)	(48)

Bass distribution rights (c)	–	57	–

José Cuervo settlement (d)	–	–	(220)

Other restructuring (e)	–	–	(17)

	(40)	(168)	(449)

Discontinued operations

Burger King (f)	–	–	(21)

	–	–	(21)

	(40)	(168)	(470)

(a) Costs of £40 million (2003 — £177 million; 2002 — £164 million) were incurred on the integration of the acquired Seagram spirits and wine businesses into premium drinks. It is anticipated that, as a result of the charges in the three years ended 30 June 2004, 2,250 jobs will be lost of which some 2,100 had been terminated by 30 June 2004. It is expected that further costs will be incurred in the year ending 30 June 2005 and the total integration will result in the loss of approximately 2,500 jobs.

An analysis of the movement in the Seagram integration liability is as follows:
	Charged to			Charged to			Charged to
	profit and			profit and			profit and
	loss account			loss account			loss account
	in year			in year			in year
	ended	Cash	Liability at	ended	Cash	Liability at	ended	Cash	Liability at
	30 June 2002	payments	30 June 2002	30 June 2003	payments	30 June 2003	30 June 2004	payments	30 June 2004
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Employee related	72	(33)	39	43	(56)	26	8	(26)	8

Distributor rationalisation	14	(13)	1	57	(37)	21	8	(28)	1

Lease terminations	7	(2)	5	6	(3)	8	–	(4)	4

Legal and professional	10	(4)	6	7	(7)	6	6	(2)	10

Other	25	(18)	7	38	(40)	5	14	(14)	5

	128	(70)	58	151	(143)	66	36	(74)	28

Asset write downs	36			26			4

	164			177			40

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

105 Diageo Annual Report 2004	Notes to the consolidated financial statements

7 Exceptional items continued

Asset write downs in the year ended 30 June 2002 comprised: (i) £19 million in respect of two bottling facilities located in Canada (LaSalle and Toronto) following a decision to close the plants as part of the integration of the Seagram spirits and wine businesses; (ii) £11 million in respect of computer software and equipment following the adoption of common systems; and (iii) £6 million in respect of sundry fixtures and fittings which became redundant following the integration. The assets were written off on the basis of their anticipated value to the group, taking account of their expected future use, based on internal management estimates. LaSalle was a former Seagram plant and Toronto a Diageo plant. Both closures were announced in the year ended 30 June 2002. Toronto was closed in the year ended 30 June 2003 and LaSalle was significantly run down towards eventual closure.

(b) In the four years ended 30 June 2004, costs were incurred on the integration of the Guinness UDV spirits, wine and beer businesses to create premium drinks. As a result of the charges to exceptional items, it was anticipated that approximately 750 jobs would be lost of which approximately 700 had been terminated by 30 June 2004.

An analysis of the movement in the Guinness UDV integration liability is as follows:
	Liability at	Cash	Liability at
	30 June 2003	payments	30 June 2004
	£ million	£ million	£ million

Employee related	11	(7)	4

Legal and professional	6	(4)	2

Other	8	(7)	1

	25	(18)	7

(c) Effective from 30 June 2003, the group relinquished its rights to distribute Bass Ale in the United States, resulting in an exceptional gain before taxes of £57 million.

(d) On 5 February 2002, Diageo and José Cuervo SA (José Cuervo) agreed to terminate their litigation in respect of a change of control issue which José Cuervo claimed arose as a result of the merger of GrandMet and Guinness, and new arrangements were formalised for the distribution rights for the José Cuervo brands in the United States which now extend to 2013. The settlement in favour of José Cuervo involved the return of the group’s 45% interest in José Cuervo and a net cash payment of £85 million. The exceptional charge in the year ended 30 June 2002 of £220 million (before tax) comprised the write off of the group’s investment in José Cuervo of £115 million, related goodwill previously written off to reserves of £20 million and the net cash payment to José Cuervo.

(e) In the year ended 30 June 2002, costs of £17 million were incurred on the reorganisation of beer production facilities in Ireland. These costs were in respect of a provision for additional pension benefits for certain employees.

(f) During the year ended 30 June 2002, in anticipation of the disposal of the Burger King business, the franchisee loan financing arrangements were restructured. This resulted in an exceptional charge for credit enhancement, performance and service fees of £21 million.

(ii) Share of associates’ profits The group’s share of exceptional items in respect of associates comprises restructuring costs of £7 million (2003 — £18 million; 2002 — £31 million) incurred by General Mills following the acquisition of the Pillsbury business and £6 million (2003 — £3 million; 2002 — £10 million) in respect of Moët Hennessy.

(iii) Disposal of fixed assets Disposal of fixed assets includes £41 million (2003 — £41 million; 2002 — £nil) in respect of the dilution of the investment in General Mills, following the issue of additional shares by General Mills, a £6 million share of a gain on the disposal of tangible assets from associates (2003 and 2002 — £nil) and, in 2003, a £2 million loss on the disposal of tangible fixed assets (2002 — £22 million loss).

(iv) Sale of businesses

	2004	2003	2002
	£ million	£ million	£ million

Continuing operations

Premium drinks	(13)	16	512

Discontinued operations

Burger King (a)	(26)	(1,441)	(13)

Pillsbury (b)	29	171	314

	3	(1,270)	301

(Loss)/gain on sale of businesses	(10)	(1,254)	813

(a) The exceptional charge in the year ended 30 June 2004 comprises a £38 million increase in the provision for costs that the group anticipates incurring in respect of obligations to support the refinancing of debt guaranteed by Diageo in respect of Burger King, and a £12 million reduction in provisions made against Burger King franchisee loan financing arrangements.
     The group’s quick service restaurants business (Burger King) was sold on 13 December 2002 for $1.5 billion (£0.9 billion). This sale generated a loss before taxes of £1,457 million, after writing back goodwill previously written off to reserves of £673 million. Following the disposal, Diageo retained $213 million (£117 million) of subordinated debt, with a 10 year maturity, from the entity owning Burger King. In addition, Diageo has guaranteed up to $850 million (£467 million) of borrowings of Burger King (see note 29).

106 Diageo Annual Report 2004	Notes to the consolidated financial statements

7 Exceptional items continued

(iv) Sale of businesses continued

(b) On 18 June 2004, International Multifoods Corporation was acquired by The JM Smucker Company, as a result of which the provision being carried in respect of $200 million (£110 million) of debt guaranteed by Diageo has been reviewed and revised. An exceptional gain of £29 million has been recognised in respect of this revision. The gain on the disposal of Pillsbury in the year ended 30 June 2003 primarily represents additional consideration that the company received from General Mills in connection with the disposal.

(c) The net loss from the sale of businesses was after charging goodwill previously written off, attributable to the businesses sold, of £13 million (2003 — £682 million; 2002 — £1,748 million) of which in 2003, £673 million arose on the disposal of Burger King (2002 — £1,671 million on the disposal of Pillsbury).

8 Finance charges

	2004	2003	2002
	£ million	£ million	£ million

(i) Interest payable (net)

On bank loans and overdrafts	(10)	(21)	(16)

On all other borrowings	(359)	(495)	(499)

Share of net interest payable by associates	(57)	(72)	(64)

	(426)	(588)	(579)

Less: Interest receivable	155	243	180

	(271)	(345)	(399)

(ii) Other finance (charges)/income

Interest on post employment plan liabilities	(254)	(261)	(279)

Expected return on post employment plan assets	236	297	383

Net finance (charges)/income in respect of post employment plans	(18)	36	104

Unwinding of discounts on debtors and provisions	(6)	(6)	–

	(24)	30	104

9 Taxation

(i) Analysis of taxation charge in the year

	2004			2003
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Current tax

UK corporation tax payable at 30% (2003 — 30%)	45	1	46	21	(11)	10

Less: Double taxation relief	(18)	–	(18)	–	–	–

	27	1	28	21	(11)	10

Overseas corporate taxation	283	(16)	267	330	(32)	298

Share of taxes on associates’profits	134	(3)	131	145	(7)	138

Adjustments in respect of prior periods	(43)	(16)	(59)	17	4	21

Total current tax	401	(34)	367	513	(46)	467

Deferred tax (note 21)

United Kingdom	(12)	–	(12)	(23)	(4)	(27)

Overseas	73	–	73	28	(8)	20

Adjustments in respect of prior periods	55	4	59	25	6	31

Total deferred tax	116	4	120	30	(6)	24

Taxation on profit on ordinary activities	517	(30)	487	543	(52)	491

107 Diageo Annual Report 2004	Notes to the consolidated financial statements

9 Taxation continued

(i) Analysis of taxation charge in the year continued
	2002
	Before
	exceptional	Exceptional
	items	items	Total
	£ million	£ million	£ million

Current tax

UK corporation tax payable at 30%	26	2	28

Less: Double taxation relief	(7)	–	(7)

	19	2	21

Overseas corporate taxation	408	(10)	398

Share of taxes on associates’ profits	92	(5)	87

Adjustments in respect of prior periods	(6)	–	(6)

Total current tax	513	(13)	500

Deferred tax (note 21)

United Kingdom	(48)	–	(48)

Overseas	(39)	134	95

Adjustments in respect of prior periods	86	–	86

Total deferred tax	(1)	134	133

Taxation on profit on ordinary activities	512	121	633

Included in adjustments in respect of prior periods for current tax is a UK charge of £12 million (2003 — credit of £42 million; 2002 — charge of £26 million) and an overseas credit for tax of £71 million (2003 — charge of £63 million; 2002 — credit of £32 million).

(ii) Factors affecting tax charge for the year
			2004			2003
			Before			Before
			exceptional	Exceptional		exceptional	Exceptional
			items	items	Total	items	items	Total
			£ million	£ million	£ million	£ million	£ million	£ million

	Profit on ordinary activities before taxation		2,067	(98)	1,969	2,118	(1,486)	632

	Notional charge at UK corporation tax rate of 30%		620	(29)	591	635	(446)	189

	Differences in effective overseas tax rates		(45)	(5)	(50)	(18)	(12)	(30)

	Differences in effective tax rates on associates’ profits		16	(3)	13	6	–	6

	Depreciation (less than)/in excess of capital allowances		(14)	–	(14)	27	–	27

	Intangible amortisation		(165)	–	(165)	(130)	–	(130)

	Timing differences		11	–	11	(16)	9	(7)

Permanent differences	—	items not chargeable	(41)	–	(41)	(54)	–	(54)

	—	items not deductible	62	19	81	46	399	445

	Adjustments in respect of prior periods		(43)	(16)	(59)	17	4	21

	Current ordinary tax charge for the year		401	(34)	367	513	(46)	467

	Differences in effective overseas tax rates		15	–	15	–	(3)	(3)

	Depreciation less than /(in excess of) capital allowances		14	–	14	(27)	–	(27)

	Intangible amortisation		43	–	43	–	–	–

	Timing differences		(11)	–	(11)	32	(9)	23

	Adjustments in respect of prior periods		55	4	59	25	6	31

	Tax charge for the year		517	(30)	487	543	(52)	491

108 Diageo Annual Report 2004	Notes to the consolidated financial statements

9 Taxation continued
(ii) Factors affecting tax charge for the year continued
	2002
	Before
	exceptional	Exceptional
	items	items	Total
	£ million	£ million	£ million

Profit on ordinary activities before taxation	2,029	280	2,309

Notional charge at UK corporation tax rate of 30%	609	84	693

Differences in effective overseas tax rates	2	19	21

Differences in effective tax rates on associates’profits	14	(7)	7

Depreciation in excess of capital allowances	6	–	6

Intangible amortisation	(178)	–	(178)

Timing differences	77	(134)	(57)

Permanent differences — items not chargeable	(57)	–	(57)

— items not deductible	46	25	71

Adjustments in respect of prior periods	(6)	–	(6)

Current ordinary tax charge for the year	513	(13)	500

Differences in effective overseas tax rates	(8)	–	(8)

Depreciation in excess of capital allowances	(4)	–	(4)

Intangible amortisation	1	–	1

Timing differences	(76)	134	58

Adjustments in respect of prior periods	86	–	86

Tax charge for the year	512	121	633

(iii) Factors that may affect future tax charges Deferred tax assets where realisation does not meet the more likely than not criterion, have not been recognised.

     No provision has been made for deferred tax on gains recognised on revaluing property or intangible assets or on the sale of properties or intangible assets where potentially taxable gains have been rolled over into replacement assets. The total amount unprovided is £36 million (2003 — £21 million; 2002 — £12 million). Such tax would become payable only if the property or intangible asset was sold without it being possible to claim further rollover relief and this is not expected to occur in the foreseeable future.
     No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, as earnings are re-invested by the group and no tax is expected to be payable on them in the foreseeable future. It is not considered practicable to calculate the amounts involved.

10 Dividends
	2004	2003	2002
	£ million	£ million	£ million

Interim

10.6 pence per share (2003 — 9.9 pence; 2002 — 9.3 pence)	320	304	309

Proposed final

17.0 pence per share (2003 — 15.7 pence; 2002 — 14.5 pence)	513	482	458

	833	786	767

11 Earnings per share
	2004		2003		2002
	Earnings	Shares	Earnings	Shares	Earnings	Shares
	£ million	million	£ million	million	£ million	million

Basic (profit/weighted average number of shares)	1,392	3,030	50	3,113	1,589	3,316

Adjustments — potential employee share issues	–	1	–	1	–	2

Diluted	1,392	3,031	50	3,114	1,589	3,318

The weighted average number of shares excludes shares held by the share trusts. Basic and diluted earnings per share are also presented on the face of the profit and loss account, calculated by reference to earnings before the £68 million charge (2003 — £1,434 million charge; 2002 — £159 million credit) in respect of exceptional items and the related tax, since the directors consider that this gives a useful additional indication of underlying performance.

109 Diageo Annual Report 2004	Notes to the consolidated financial statements

12 Fixed assets — intangible assets
			Other
	Brands	Goodwill	intangibles	Total
	£ million	£ million	£ million	£ million

Cost

At 30 June 2003	4,210	40	60	4,310

Exchange adjustments	(265)	(5)	(1)	(271)

Additions	–	1	2	3

Disposals	–	(1)	–	(1)

At 30 June 2004	3,945	35	61	4,041

Amortisation

At 30 June 2003	–	7	15	22

Provided during the year	–	2	5	7

At 30 June 2004	–	9	20	29

Net book value

At 30 June 2004	3,945	26	41	4,012

At 30 June 2003	4,210	33	45	4,288

Brands are stated at fair value on acquisition, denominated in the currencies of their principal markets. Capitalised brands are regarded as having indefinite useful economic lives and have not been amortised. These brands are protected in all of the major markets where they are sold by trademarks, which are renewable indefinitely. There are not believed to be any legal, regulatory or contractual provisions that limit the useful life. The nature of the premium drinks industry is that obsolescence is not a common issue, with indefinite brand lives being commonplace and Diageo has a number of brands that were originally created more than 100 years ago. Accordingly the directors believe that it is appropriate that the brands are treated as having indefinite lives for accounting purposes. An annual review is carried out by the directors to consider whether any brand has suffered an impairment in value. The principal acquired brands included above are Johnnie Walker, Smirnoff, Crown Royal, Captain Morgan and Windsor Premier.

13 Fixed assets — tangible assets
				Assets in
	Land and	Plant and	Fixtures and	course of
	buildings	machinery	fittings	construction	Total
	£ million	£ million	£ million	£ million	£ million

Cost or valuation

At 30 June 2003	904	1,687	198	162	2,951

Exchange adjustments	(34)	(75)	(9)	(7)	(125)

Additions	16	142	37	122	317

Disposals	(17)	(138)	(13)	–	(168)

Transfers	38	29	36	(103)	–

At 30 June 2004	907	1,645	249	174	2,975

Depreciation

At 30 June 2003	130	741	106	–	977

Exchange adjustments	(6)	(37)	(5)	–	(48)

Provided during the year	28	143	46	–	217

Disposals	(17)	(127)	(3)	–	(147)

At 30 June 2004	135	720	144	–	999

Net book value

At 30 June 2004	772	925	105	174	1,976

At 30 June 2003	774	946	92	162	1,974

110 Diageo Annual Report 2004	Notes to the consolidated financial statements

13 Fixed assets — tangible assets continued

(a) The net book value of land and buildings comprises freeholds of £754 million (2003 — £749 million) and long leaseholds of £18 million (2003 — £25 million). Depreciation was not charged on £199 million (2003 — £207 million) of land.

(b) Included in the total net book value of tangible assets is £1 million (2003 — £1 million) in respect of assets held under finance leases; depreciation for the year on these assets was £nil (2003 — £nil).

(c) The total at cost or valuation for land and buildings comprises: £478 million (2003 — £512 million) at 1992 professional valuation; £105 million (2003 — £109 million) at 1988 professional valuation; and £324 million (2003 — £283 million) at cost. The professional valuations were made on an open market existing use basis except for specialised properties which were valued on a depreciated replacement cost basis.

(d) The historical cost of land and buildings, i.e. the original cost to the group of all land and buildings, was £794 million (2003 — £784 million) and the related accumulated depreciation was £135 million (2003 — £130 million).

14 Fixed assets — investments
	Investment in associates				Loans and other investments
	General	Moët	Other		General	Other			Total
	Mills	Hennessy	associates	Total	Mills	investments	Loans	Total	investments
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Cost

At 30 June 2003 as previously reported	1,743	1,170	122	3,035	–	24	180	204	3,239

Prior year adjustment (see note 1)	(119)	–	–	(119)	–	–	–	–	(119)

At 30 June 2003 as restated	1,624	1,170	122	2,916	–	24	180	204	3,120

Exchange adjustments	(150)	(44)	(10)	(204)	–	–	(13)	(13)	(217)

Additions	–	–	11	11	–	3	23	26	37

Transfers	(1,587)	–	–	(1,587)	1,587	–	–	1,587	–

Share of retained profits	76	16	4	96	–	–	–	–	96

Disposals and other	37	–	(5)	32	–	(4)	(12)	(16)	16

At 30 June 2004	–	1,142	122	1,264	1,587	23	178	1,788	3,052

Provisions

At 30 June 2003 and 30 June 2004	–	1	–	1	–	10	6	16	17

Net book value

At 30 June 2004	–	1,141	122	1,263	1,587	13	172	1,772	3,035

At 30 June 2003 as restated	1,624	1,169	122	2,915	–	14	174	188	3,103

Investment in associates comprises the cost of shares, less goodwill written off on acquisitions prior to 1 July 1998, of £917 million (2003 — £2,619 million) plus the group’s share of post acquisition reserves of £346 million (2003 — £296 million).

111 Diageo Annual Report 2004	Notes to the consolidated financial statements

14 Fixed assets — investments continued

(a) General Mills, Inc Included in investments is the group’s holding of 79 million shares in General Mills. General Mills prepares its financial statements in US dollars and under US GAAP to the end of May each year. A summary of General Mills’ consolidated balance sheet as at 30 May 2004, as presented in its Form 10-K filed with the SEC, translated at £1 = $1.82 (2003 — £1 = $1.65), is set out below:
	30 May 2004		25 May 2003
	$ million	£ million	$ million	£ million

Fixed assets

Intangible assets	10,325	5,673	10,272	6,225

Other fixed assets	4,908	2,697	4,776	2,895

Current assets

Cash	751	412	703	426

Other current assets	2,464	1,354	2,476	1,501

Creditors — due within one year

Borrowings	(816)	(448)	(1,341)	(813)

Other creditors	(1,941)	(1,066)	(2,103)	(1,275)

Creditors — due after one year

Borrowings	(7,410)	(4,071)	(7,516)	(4,555)

Other creditors	(2,734)	(1,503)	(2,792)	(1,692)

Net assets before minority interests	5,547	3,048	4,475	2,712

Minority interests	(299)	(164)	(300)	(182)

Net assets after minority interests	5,248	2,884	4,175	2,530

On 23 June 2004, PS Walsh and JMJ Keenan, a Diageo designated representative, resigned from the General Mills board. From that date Diageo no longer has significant influence over its investment and accordingly the investment in General Mills has been reclassified as a fixed asset investment rather than equity accounted as an associate. In the year ending 30 June 2005 Diageo will only recognise the dividends received from General Mills in its profit and loss account. Prior to 23 June 2004, the 21% net investment in General Mills has been accounted for by aggregating the acquired share of the fair value of General Mills prior to the acquisition of General Mills with the retained interest in Pillsbury pre-transaction net assets. Goodwill associated with the retained interest in Pillsbury of $648 million (£356 million), written off to reserves up to 1 July 1998, will be recycled through the profit and loss account on a subsequent sale of shares in General Mills.
     At 30 June 2004, General Mills’ share price was $47.53 (£26.12) valuing the group’s interest at $3,755 million (£2,063 million).
     On 23 October 2002, Diageo sold call options to General Mills at a strike price of $51.56. These options expire in October 2005 and give General Mills the option to purchase 29 million of its own shares held by Diageo, subject to certain limitations. The premium of $89 million received in respect of the options has been deferred and is included in accruals and deferred income in other creditors.

(b) Moët Hennessy Moët Hennessy prepares its financial statements in euros to 31 December each year. A summary of Moët Hennessy’s consolidated balance sheet as at 30 June 2004 and 30 June 2003, translated at £1 = €1.49 (2003 — £1 = €1.44), is set out below:
	2004		2003
	€ million	£ million	€ million	£ million

Fixed assets	1,442	968	1,350	937

Current assets	3,971	2,665	4,105	2,851

Creditors — due within one year	(1,348)	(905)	(1,361)	(945)

Creditors — due after one year	(313)	(210)	(367)	(255)

Net assets before minority interests	3,752	2,518	3,727	2,588

Minority interests	(19)	(13)	(28)	(19)

Net assets after minority interests	3,733	2,505	3,699	2,569

The 34% net investment in Moët Hennessy has been accounted for by aggregating the group’s share of the net assets of Moët Hennessy with fair value adjustments principally in respect of Moët Hennessy’s brands on acquisition.

112 Diageo Annual Report 2004	Notes to the consolidated financial statements

14 Fixed assets — investments continued

(c) Investment in other associates The table below analyses and aggregates the group’s share of the net assets of associates other than Moët Hennessy and General Mills:
	2004	2003
	£ million	£ million

Fixed assets	86	85

Current assets	85	73

Creditors — due within one year	(35)	(31)

Creditors — due after one year	(14)	(5)

Net assets	122	122

(d) Loans Included within loans at 30 June 2004 is £128 million ($233 million) (2003 — £129 million ($213 million)) receivable in respect of the disposal of Burger King. The loan earns interest of 9% which, except in certain circumstances, is rolled up until maturity of the loan in 2013.

15 Stocks
	2004	2003
	£ million	£ million

Raw materials and consumables	189	200

Work in progress	11	14

Maturing stocks	1,499	1,466

Finished goods and goods for resale	477	570

	2,176	2,250

Stocks are disclosed net of provisions for obsolescence, an analysis of which is as follows:
	2004	2003	2002
	£ million	£ million	£ million

Balance at beginning of the year	50	51	56

Exchange adjustments	(4)	(1)	(1)

Profit and loss account movements	10	4	17

Acquisitions	–	13	1

Disposals	–	–	(10)

Written off	(7)	(17)	(12)

	49	50	51

16 Debtors
	2004		2003
	Due within	Due after	Due within	Due after
	one year	one year	one year	one year
	£ million	£ million	£ million	£ million

Trade debtors	1,134	14	1,295	10

Amounts owed by associates	2	–	2	–

Other debtors	145	118	619	101

Prepayments and accrued income	115	12	128	15

Deferred taxation (note 21)	177	5	110	100

ACT recoverable	–	2	–	2

	1,573	151	2,154	228

113 Diageo Annual Report 2004	Notes to the consolidated financial statements

16 Debtors continued
Debtors are disclosed net of provisions for bad and doubtful debts, an analysis of which is as follows:
	2004	2003	2002
	£ million	£ million	£ million

Balance at beginning of the year	163	120	100

Exchange adjustments	(10)	(6)	(4)

Profit and loss account movements	(3)	80	15

Acquisitions	–	–	20

Disposals	(45)	(30)	(11)

Written off	(11)	(1)	–

	94	163	120

17 Net borrowings
	At 30 June		Non-cash	Exchange	At 30 June
	2003	Cash flow	items	adjustments	2004
	£ million	£ million	£ million	£ million	£ million

Analysis of net borrowings

Cash and overdrafts

Cash at bank and liquid resources	1,191	59	–	(83)	1,167

Less: Bank deposits reclassified to liquid resources	(730)	(98)	–	68	(760)

Overdrafts	(83)	4	–	5	(74)

	378	(35)	–	(10)	333

Borrowings excluding overdrafts

Borrowings due within one year	(3,480)	1,949	(600)	204	(1,927)

Borrowings due after one year	(2,981)	(1,190)	619	236	(3,316)

Interest rate and foreign currency swaps	484	(513)	26	9	6

Net obligations under finance leases	(1)	1	–	–	–

	(5,978)	247	45	449	(5,237)

Liquid resources

Bank deposits reclassified from cash at bank and liquid resources	730	98	–	(68)	760

Net borrowings	(4,870)	310	45	371	(4,144)

	At 30 June		Non-cash	Exchange	At 30 June
	2002	Cash flow	items	adjustments	2003
	£ million	£ million	£ million	£ million	£ million

Cash and overdrafts

Cash at bank and liquid resources	1,596	(336)	–	(69)	1,191

Less: Bank deposits reclassified to liquid resources	(1,038)	256	–	52	(730)

Overdrafts	(295)	202	–	10	(83)

	263	122	–	(7)	378

Borrowings excluding overdrafts

Borrowings due within one year	(3,423)	1,816	(2,151)	278	(3,480)

Borrowings due after one year	(3,711)	(1,567)	2,124	173	(2,981)

Interest rate and foreign currency swaps	365	221	64	(166)	484

Net obligations under finance leases	(28)	26	–	1	(1)

	(6,797)	496	37	286	(5,978)

Liquid resources

Bank deposits reclassified from cash at bank and liquid resources	1,038	(256)	–	(52)	730

Net borrowings	(5,496)	362	37	227	(4,870)

114 Diageo Annual Report 2004	Notes to the consolidated financial statements

17 Net borrowings continued

£135 million (2003 — £13 million; 2002 — £16 million) of net borrowings due after one year and £55 million (2003 — £204 million; 2002 — £260 million) of net borrowings due within one year were secured on assets of the group.

     The interest rate swaps included in net borrowings in 2003 comprised interest accruals on the swaps relating to the zero coupon bonds 2004. The foreign currency swaps comprise the net amount from the translation of the group’s foreign currency swap principal amounts. The interest rate and foreign currency swaps are included in other debtors. Liquid resources represent amounts placed with financial institutions which require notice of withdrawal of more than 24 hours in order to avoid an interest penalty, and amounts placed with government agencies.

		Year end
		interest rates	2004	2003
	Currency	%	£ million	£ million

Borrowings excluding overdrafts

Commercial paper	US dollar	Various	377	863

Guaranteed bonds 2004	US dollar	6.625	–	605

Zero coupon bonds 2004	US dollar	8.13	–	712

Guaranteed yankee notes 2004	US dollar	7.125	110	121

Guaranteed yankee bonds 2005	US dollar	6.125	274	302

Guaranteed bonds 2005	Sterling	9.0	200	200

Guaranteed bonds 2006	US dollar	3.0	275	–

Guaranteed bonds 2007	US dollar	3.5	547	603

Guaranteed bonds 2008	US dollar	3.375	545	600

Guaranteed bonds 2011	US dollar	3.875	272	–

Guaranteed notes 2005/2035	US dollar	7.45	220	242

Guaranteed debentures 2011	US dollar	9.0	164	181

Guaranteed debentures 2022	US dollar	8.0	163	180

Medium term notes	US dollar	Various	384	384

Medium term notes	Euro	Various	535	209

Guaranteed bond 2005/2051	Sterling	7.69	500	500

Preferred securities	US dollar	5.66-5.86	412	455

Interest rate and foreign currency swaps	Various	Various	(6)	(484)

Bank loans and others	Various	Various	265	305

Total			5,237	5,978

The interest rates shown in the table are those contracted on the underlying borrowings before taking into account any interest rate protection (see note 18). The effective interest rate for the year, based on average net borrowings was 4.7% excluding associate interest (2003 — 5.3%). The above loans are stated net of unamortised finance costs of £14 million (2003 — £48 million, of which £30 million related to the zero coupon bonds 2004).
     The weighted average interest rate for short term borrowings, before interest rate protection, at 30 June 2004 was 5.4% (2003 — 3.3%; 2002 — 3.6%).

115 Diageo Annual Report 2004	Notes to the consolidated financial statements

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

(i) Currency risk management The group publishes its consolidated financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements which will affect the group’s transaction costs, and the translation of the results and underlying net assets of its foreign subsidiaries.

     The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign currency net assets by holding net borrowings in foreign currencies and by using foreign currency swaps and cross currency interest rate swaps. During the year ended 30 June 2004, the group’s policy was to hedge currency exposure on its net assets before net borrowings at approximately the following percentages — 90% for US dollars, 90% for euros and 50% for other significant currencies where a liquid foreign exchange market exists. This policy leaves the remaining part of the group’s net assets before net borrowings subject to currency movements. Exchange differences arising on the retranslation of foreign currency net borrowings and foreign exchange swaps are recognised in the statement of total recognised gains and losses to match exchange differences on foreign equity investments, in accordance with SSAP 20.
     For currencies in which there is an active market, the group seeks to hedge between 80% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using forward foreign currency exchange contracts. The gain or loss on the hedge is recognised at the same time as the underlying transaction.
     At 30 June 2004, as a result of the transaction and translation exposure cover outlined above, the group had the following outstanding gross foreign exchange contracts:

	Foreign currency amount			Percentage of total
	Purchase	Sell	Total	US dollar	Euro	Maturity
	£ million	£ million	£ million	%	%	Year

Transaction	325	1,249	1,574	47	32	2004-2006

Translation:	2,607	3,819	6,426	73	17	2004-2005

At 30 June 2004, the group had no outstanding cross currency interest rate swaps.
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

At 30 June 2004, there were no material monetary assets or liabilities in currencies other than the functional currencies of group companies, having taken into account the effect of forward contract and other derivative financial instruments that have been utilised to match foreign currency exposure.

(ii) Interest rate risk management The group has an exposure to interest rate risk and within this category of market risk, is most vulnerable to changes in US dollar, sterling and euro interest rates. To manage interest rate risk, the group manages its proportion of fixed to variable rate borrowings within limits approved by the board, primarily through issuing long term fixed rate bonds, medium term notes and floating rate commercial paper, and by utilising interest rate swaps, cross currency interest rate swaps and swaptions. The profile of fixed rate to floating rate net borrowings is maintained according to the duration measure that is equivalent to an approximate 50% fixed and 50% floating amortising profile. The number of years within the amortising profile depends on a template approved by the board. The floating element of US dollar borrowing is partly protected using interest rate collars. Following the June 2002 policy review, the level of interest rate collars will continue to reduce. Remaining interest rate collars as at 30 June 2004 will take up to approximately two years to expire. In addition, where appropriate, the group may use forward rate agreements to manage short term interest rate exposures. Swaps, swaptions, forward rate agreements and collars are accounted for as hedges. Such management serves to increase the accuracy of the business planning process. Diageo has a target range for cash interest cover (defined as operating profit before exceptional items, interest, tax, depreciation, amortisation and share of associates’profits, and after dividends received from associates, over net interest cash flow including minority interest dividends) of five to eight times and under the current economic environment Diageo’s intention is to be at the higher end of this range. The top limit may, however, be exceeded on certain occasions.

116 Diageo Annual Report 2004	Notes to the consolidated financial statements

18 Financial instruments and risk management continued

At 30 June 2004, after taking account of interest rate swaps, cross currency interest rate swaps and forward rate agreements, the currency and interest rate profile of the financial liabilities and assets of the group was as follows:

								Fixed rate	Interest free
					Impact of			weighted	weighted
					foreign		Weighted	average	average
	Floating	Fixed	Interest		currency		average	time to	time to
	Rate	rate	free	Sub-total	swaps	Total	fixed rate	maturity	maturity
	£ million	£ million	£ million	£ million	£ million	£ million	%	Years	Years
Financial liabilities:
US dollar	(1,737)	(2,198)	(171)	(4,106)	(366)	(4,472)	4.8	3.4	3.6
Euro	(199)	(760)	(11)	(970)	(184)	(1,154)	4.4	2.8	2.8
Sterling	(737)	–	(114)	(851)	1,217	366	–	–	3.5
Other	(106)	(18)	(6)	(130)	(235)	(365)	8.8	3.2	4.9
	(2,779)	(2,976)	(302)	(6,057)	432	(5,625)	4.7	3.3	3.4
Guaranteed preferred securities	–	(312)	–	(312)	–	(312)	9.4	0.4	–
Financial assets:
US dollar	587	–	1,739	2,326	–	2,326	–	–	–
Euro	150	–	50	200	–	200	–	–	–
Sterling	189	4	2	195	–	195	3.0	6.0	–
Other	293	–	7	300	–	300	–	–	–
	1,219	4	1,798	3,021	–	3,021	3.0	6.0	–
Net financial (liabilities)/assets	(1,560)	(3,284)	1,496	(3,348)	432	(2,916)	5.2	3.0	3.4

At 30 June 2003, after taking account of interest rate swaps, cross currency interest rate swaps and forward rate agreements, the currency and interest rate profile of the financial liabilities and assets of the group was as follows:

								Fixed rate	Interest free
					Impact of			weighted	weighted
					foreign		Weighted	average	average
	Floating	Fixed	Interest		currency		average	time to	time to
	Rate	rate	free	Sub-total	swaps	Total	fixed rate	maturity	maturity
	£ million	£ million	£ million	£ million	£ million	£ million	%	Years	Years
Financial liabilities:
US dollar	(3,061)	(2,295)	(314)	(5,670)	473	(5,197)	5.5	3.1	4.0
Euro	(13)	(600)	(10)	(623)	(832)	(1,455)	4.7	1.9	1.8
Sterling	(719)	–	(12)	(731)	1,269	538	–	–	3.0
Other	(92)	(17)	–	(109)	(195)	(304)	8.8	3.3	–
	(3,885)	(2,912)	(336)	(7,133)	715	(6,418)	5.3	2.9	3.9
Guaranteed preferred securities	–	(343)	–	(343)	–	(343)	9.4	1.4	–
Financial assets:
US dollar	505	129	258	892	–	892	9.0	10.0	–
Euro	182	–	21	203	–	203	–	–	–
Sterling	170	45	15	230	–	230	3.0	1.0	–
Other	217	–	4	221	–	221	–	–	–
	1,074	174	298	1,546	–	1,546	7.4	7.7	–
Net financial (liabilities)/assets	(2,811)	(3,081)	(38)	(5,930)	715	(5,215)	5.7	2.4	3.9
Floating rate financial liabilities bear interest based on short term interbank rates (predominantly six monthly LIBOR) and commercial paper rates.

117 Diageo Annual Report 2004	Notes to the consolidated financial statements

18 Financial instruments and risk management continued

Interest bearing financial liabilities comprise bonds, medium term notes, commercial paper issued, money market loans, repurchase and forward rate agreements, net obligations under finance leases, bank overdrafts and certain provisions. Financial liabilities on which no interest is paid consist of: provisions for liabilities and charges payable after one year in respect of employee incentive plans and provisions for business disposals of £74 million (2003 — £58 million); other creditors of £210 million (2003 — £180 million); and derivative financial instruments of £18 million (2003 — £98 million). Interest bearing financial assets comprise cash, short term liquid investments with financial institutions and certain fixed asset investments, loans and debtors. Financial assets on which no interest is paid include certain fixed asset investments, loans and long term debtors.

     The foreign currency swaps, in the table above, adjust the currency basis of borrowings as part of the group’s policy to hedge its exposure to fluctuations on translation into sterling of its foreign currency net assets (see (i) above). The foreign currency swaps are short term in nature and therefore have a floating interest rate basis. They are shown after taking account of fixed interest rate swaps which convert £426 million (2003 — £600 million) of euro floating rate financial liabilities arising from foreign currency swaps into euro fixed rate financial liabilities.

At 30 June 2004, the group had the following portfolio of interest rate derivative instruments:
			Weighted	Weighted
			average	average
	Receive fixed	Pay fixed	fixed	remaining	Forward
	notional	notional	interest rate	maturity	starting	Maturity
	£ million	£ million	%	Years	Year	Year

Currency instrument

US dollar:

Interest rate swaps	2,187	–	5.9	4.1	–	2004-2022

Interest rate swaps	–	1,536	5.7	2.0	–	2004-2013

Euro:

Interest rate swaps	–	359	4.9	1.5	–	2004-2007

Forward starting swaps	–	67	4.6	1.4	2005-2006	2007

Sterling:

Interest rate swaps	700	–	6.5	0.9	–	2005

At 30 June 2003, the group had the following portfolio of interest rate derivative instruments:
			Weighted	Weighted
			average	average
	Receive fixed	Pay fixed	fixed	remaining	Forward
	notional	notional	interest rate	maturity	starting	Maturity
	£ million	£ million	%	Years	Year	Year

Currency instrument

US dollar:

Interest rate swaps	3,484	–	5.5	3.7	–	2003-2022

Interest rate swaps	–	2,097	5.8	1.5	–	2003-2006

Euro:

Interest rate swaps	18	–	4.7	1.0	–	2004

Interest rate swaps	–	486	4.8	1.7	–	2003-2006

Forward starting swaps	–	132	4.4	2.4	2004-2006	2007

Sterling:

Interest rate swaps	700	–	6.5	0.9	–	2003-2005

In addition to the above swaps, at 30 June 2003, a cross currency interest rate swap also existed with a principal of £160 million, which effectively converted a euro medium term note (matured 2003) to US dollars.
     In addition to the interest rate and cross currency swaps reflected in the tables above for 30 June 2004, the group has £1,349 million notional principal of US dollar interest rate collars which mature between 1 July 2004 and 1 July 2006 and have floors of 4.81% — 6.32% and caps of 5.89% — 8.75%.

118 Diageo Annual Report 2004	Notes to the consolidated financial statements

18 Financial instruments and risk management continued

(iii) Maturity of financial liabilities

	2004				2003
	Bank loans				Bank loans		Finance
	and	Other			and	Other	leases and
	overdrafts	borrowings	Other	Total	overdrafts	borrowings	other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Analysis by year of repayment:

After five years	34	873	109	1,016	76	719	117	912

From four to five years	20	334	17	371	26	1,215	18	1,259

From three to four years	45	1,100	17	1,162	23	3	16	42

From two to three years	24	589	22	635	27	302	17	346

From one to two years	23	274	130	427	26	564	91	681

Due after one year	146	3,170	295	3,611	178	2,803	259	3,240

Due within one year	157	1,838	19	2,014	186	2,893	99	3,178

	303	5,008	314	5,625	364	5,696	358	6,418

Other borrowings are net of interest rate and foreign currency swaps and forward rate agreements.
     The maturity category ‘due within one year’ includes an amount of £220 million ($400 million) in respect of 7.45% 2005/2035 guaranteed notes. The notes are redeemable at the option of the holder on 15 April 2005. If the holders do not redeem at this time, the notes then become due in 2035. It is not currently anticipated that the note holders will redeem the notes in 2005.

The group had available undrawn committed bank facilities as follows:
	2004	2003
	£ million	£ million

Expiring within one year	1,044	1,182

Expiring in more than two years	714	788

	1,758	1,970

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
     The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items, aggregated with share of associates’ profits, to net interest). They are also subject to pari passu ranking and negative pledge covenants.
     Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain notes and the inability to access committed facilities. Diageo was in full compliance with its financial covenants throughout each of the periods presented.

119 Diageo Annual Report 2004	Notes to the consolidated financial statements

18 Financial instruments and risk management continued

(iv) Fair values The estimated fair values of borrowings, guaranteed preferred securities, associated derivative financial instruments and other financial liabilities and assets at 30 June 2004 are set out below. The fair values of quoted borrowings and guaranteed preferred securities are based on year end mid-market quoted prices. The fair values of other borrowings, derivatives, financial instruments and other financial liabilities and assets are estimated using appropriate market rates prevailing at the year end by discounting the future cash flows to the net present values. These are based on rates obtained from third parties. The fair value of the group’s investment in General Mills, included in other financial assets at 30 June 2004 in the table below, is calculated using the quoted share price at 30 June 2004.

	2004		2003
	Net carrying	Estimated	Net carrying	Estimated
	amount	fair value	amount	fair value
	£ million	£ million	£ million	£ million

Primary financial instruments:

Borrowings due within one year including overdrafts	(2,001)	(2,077)	(3,563)	(3,680)

Borrowings due after one year	(3,316)	(3,386)	(2,981)	(3,294)

Cash at bank and liquid resources	1,167	1,167	1,191	1,191

Guaranteed preferred securities	(312)	(320)	(343)	(370)

Derivatives — interest rate contracts:

Interest rate swaps

— positive values	18	119	387	718

— negative values	(15)	(96)	(14)	(211)

Collars	(11)	(28)	(18)	(78)

Other interest rate contracts	4	–	5	–

Derivatives — foreign exchange contracts:

Transaction

— positive values	–	53	–	55

— negative values	–	(15)	–	(31)

Balance sheet translation

— positive values	48	48	138	136

— negative values	(31)	(29)	(16)	(17)

Other:

General Mills options (see below)	(63)	(41)	(63)	(70)

Other financial liabilities	(295)	(295)	(256)	(256)

Other financial assets	1,836	2,372	325	325

On 23 October 2002, Diageo sold call options to General Mills giving General Mills the option to purchase 29 million of General Mills’ shares held by Diageo, subject to certain limitations. The call options have a strike price of $51.56 and expire in October 2005. The estimated fair value of the call options at 30 June 2004 was £41 million ($75 million). The premium of $89 million received in respect of the options has been deferred and is included in accruals and deferred income in other creditors. The estimated fair value of the call options was derived using a Black Scholes model using market volatility, share price and interest rates as at 30 June 2004.
     The difference between net carrying amount and estimated fair value reflects unrealised gains or losses inherent in the instruments based on valuations at 30 June 2004. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

120 Diageo Annual Report 2004	Notes to the consolidated financial statements

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

	Unrecognised			Deferred
	Gains	Losses	Total	Gains	Losses	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Gains and losses:

On hedges at 30 June 2003	386	(298)	88	8	(13)	(5)

Arising in previous years recognised during 2004	208	(127)	81	3	(3)	–

On hedges at 30 June 2004	153	(89)	64	4	(8)	(4)

Of which gains/(losses) expected to be recognised in:

— year ending 30 June 2005	92	(70)	22	2	(2)	–

— year ending 30 June 2006 or later	61	(19)	42	2	(6)	(4)

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

     Cash at bank and liquid resources principally comprise money market deposits, commercial paper and investments. The investments are with counterparties having strong credit ratings. At 30 June 2004, approximately 11% and 38% of the group’s cash at bank and liquid resources of £1,167 million were invested with United Kingdom and United States based counterparties, respectively.
     At 30 June 2004, approximately 29% and 23% of the group’s trade debtors of £1,148 million were due from United Kingdom and United States based counterparties, respectively.

19 Other creditors
	2004		2003
	Due within	Due after	Due within	Due after
	one year	one year	one year	one year
	£ million	£ million	£ million	£ million

Trade creditors	439	–	531	–

Corporate taxation	805	–	859	–

Other taxation including social security	175	11	238	–

Net obligations under finance leases	–	–	1	–

Other creditors	428	84	707	14

Ordinary dividends payable	513	–	482	–

Accruals and deferred income	662	14	465	4

	3,022	109	3,283	18

121 Diageo Annual Report 2004	Notes to the consolidated financial statements

20 Provisions for liabilities and charges
	Post		Deferred
	employment	Disposal	taxation	Other	Total
	£ million	£ million	£ million	£ million	£ million

At 30 June 2003 as previously reported	113	74	372	310	869

Prior year adjustment (see note 1)	(113)	–	(102)	(6)	(221)

At June 2003 as restated	–	74	270	304	648

Exchange adjustments	–	(7)	(3)	(18)	(28)

Profit and loss account charge	–	9	40	57	106

Utilised and other movements	–	(3)	83	(97)	(17)

At 30 June 2004	–	73	390	246	709

(a) Disposal provisions were £73 million arising from commitments in respect of businesses sold. These provisions will predominantly be utilised within the next few years.

(b) Deferred taxation was £390 million (see note 21).

(c) Other provisions were £246 million, including: £37 million in respect of vacant properties; £107 million for the discounted value of an onerous contract on the acquisition of the Seagram spirits and wine businesses on 21 December 2001; and £20 million for employee incentive plans (2003 — £43 million; £119 million; and £55 million, respectively). The vacant property provision is based on the estimated discounted rental shortfall over the terms of the leases. The onerous contract provision was established in February 2002 and will be utilised over the 10 year duration of the contract. The employee incentive plan provision will be utilised within the next few years.

122 Diageo Annual Report 2004	Notes to the consolidated financial statements

21 Deferred taxation
		2004	2003
		£ million	£ million

	Accelerated depreciation	(210)	(81)

	Restructuring and integration costs	24	26

	Tax losses	26	34

	Other timing differences	(48)	(39)

	Net provision, excluding deferred tax on post employment liabilities	(208)	(60)

	Post employment liabilities	294	78

	Net asset	86	18

	Comprising:

	Deferred tax asset (note 16)	182	210

	Deferred tax provision (note 20)	(390)	(270)

	Deferred tax asset on post employment liabilities (note 5d)	294	78

		86	18

	An analysis of the movement in the net (provision)/asset is as follows:

	Net provision at beginning of the year as previously reported	(193)	(104)

	Prior year adjustment (see note 1)	211	299

	Net asset at beginning of the year as restated	18	195

	Exchange adjustments	–	(27)

	Deferred tax charge in profit and loss account for the year (note 9)	(120)	(24)

	Acquisition of subsidiaries	–	3

	Disposal of subsidiaries	–	(44)

	Amounts credited/(charged) to reserves in respect of post employment liabilities	188	(82)

	Other amounts charged to reserves	–	(3)

	Net asset	86	18

	The net deferred tax asset can be analysed as follows:

Current	— United Kingdom	72	74

	— United States and other overseas	126	(127)

Non-current	— United Kingdom	168	(40)

	— United States and other overseas	(280)	111

		86	18

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
     Following the evaluation of the group’s tax position during 2004, it was determined that a deferred tax asset of £245 million in respect of the UK post employment deficit at 30 June 2004 could be recognised on the consolidated balance sheet, of which £224 million was credited to the statement of total recognised gains and losses during 2004.
     Included in deferred tax assets are £26 million (2003 — £34 million) in respect of losses which are carried forward and are available to reduce future tax liabilities of certain subsidiaries in a number of foreign jurisdictions. Under a US GAAP presentation, the losses comprise a deferred tax asset of £336 million (2003 — £292 million) less a valuation allowance of £310 million (2003 — £258 million). £4 million of these losses, net of valuation allowance, have expiration dates through to 2012 and £22 million can be carried forward indefinitely.

123 Diageo Annual Report 2004	Notes to the consolidated financial statements

22 Called up share capital

The authorised share capital of the company at 30 June 2004 was 5,329 million ordinary shares of 28 101/108 pence each (2003 and 2002 — 5,329 million) with an aggregate nominal value of £1,542 million (2003 and 2002 — £1,542 million). The allotted and fully paid share capital was 3,057.5 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £885 million (2003 — 3,099.6 million shares, aggregate nominal value £897 million; 2002 — 3,214.9 million shares, aggregate nominal value £930 million).

     During the year, 1.0 million ordinary shares (nominal value £0.3 million) were allotted under the share option schemes for a total consideration of £4 million (2003 — 0.8 million ordinary shares, nominal value £0.2 million, consideration £4 million; 2002 — 2.3 million ordinary shares, nominal value £0.6 million, consideration £11 million).
     The company purchased, and subsequently cancelled, 43.1 million ordinary shares (nominal value £12.5 million) during the year for a consideration including expenses of £306 million (2003 — 116.1 million ordinary shares, nominal value £33.5 million, consideration £852 million; 2002 — 198.1 million ordinary shares, nominal value £57.3 million, consideration £1,658 million).
     Potential issues of ordinary shares are detailed in note 31(iii).

124 Diageo Annual Report 2004	Notes to the consolidated financial statements

23 Reserves attributable to equity shareholders
	Share		Capital	Profit and loss account
	premium	Revaluation	redemption	Own			Total
	account	reserve	reserve	shares	Other	Total	reserves
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 30 June 2001 as previously reported	1,314	137	2,954	–	(269)	(269)	4,136

Prior year adjustments (see note 1)

— Adoption of FRS 17	–	–	–	–	384	384	384

— Adoption of UITF 38	–	–	–	(225)	46	(179)	(179)

At 30 June 2001 as restated	1,314	137	2,954	(225)	161	(64)	4,341

Retained earnings	–	–	–	–	822	822	822

Exchange adjustments	–	(4)	–	–	(81)	(81)	(85)

Actuarial losses on post employment plans	–	–	–	–	(1,508)	(1,508)	(1,508)

Tax on actuarial losses on post employment plans	–	–	–	–	420	420	420

Share trust arrangements	–	–	–	(56)	(14)	(70)	(70)

Tax on share trust arrangements	–	–	–	–	1	1	1

Premiums on share issues, less expenses	10	–	–	–	–	–	10

Repurchase of own shares	–	–	58	–	(1,658)	(1,658)	(1,600)

Goodwill on disposals of businesses	–	–	–	–	1,768	1,768	1,768

Transfers	–	(4)	–	–	4	4	–

At 30 June 2002	1,324	129	3,012	(281)	(85)	(366)	4,099

Retained earnings	–	–	–	–	(736)	(736)	(736)

Exchange adjustments	–	(9)	–	–	(156)	(156)	(165)

Tax on exchange in reserves	–	–	–	–	(7)	(7)	(7)

Actuarial losses on post employment plans	–	–	–	–	(1,047)	(1,047)	(1,047)

Tax on actuarial losses on post employment plans	–	–	–	–	(51)	(51)	(51)

Share trust arrangements	–	–	–	(56)	(4)	(60)	(60)

Tax on share trust arrangements	–	–	–	–	4	4	4

Premiums on share issues, less expenses	3	–	–	–	–	–	3

Repurchase of own shares	–	–	34	–	(852)	(852)	(818)

Goodwill on disposals of businesses	–	–	–	–	682	682	682

At 30 June 2003	1,327	120	3,046	(337)	(2,252)	(2,589)	1,904

Retained earnings	–	–	–	–	559	559	559

Exchange adjustments	–	(7)	–	–	(120)	(120)	(127)

Tax on exchange in reserves	–	–	–	–	6	6	6

Actuarial gains on post employment plans	–	–	–	–	586	586	586

Tax on actuarial gains on post employment plans	–	–	–	–	149	149	149

Share trust arrangements	–	–	–	6	1	7	7

Premiums on share issues, less expenses	4	–	–	–	–	–	4

Repurchase of own shares	–	–	12	–	(306)	(306)	(294)

Goodwill on disposals of businesses	–	–	–	–	13	13	13

At 30 June 2004	1,331	113	3,058	(331)	(1,364)	(1,695)	2,807

125 Diageo Annual Report 2004	Notes to the consolidated financial statements

23 Reserves attributable to equity shareholders continued

(a) Own shares At 30 June 2004, employee share trusts funded by the group held shares in the company as follows: 41.3 million ordinary shares held in respect of long term incentive plans for executive directors and senior executives; and 1.6 million ordinary shares held in respect of grants under UK, Irish and US savings-related share option schemes. The market value of these shares at 30 June 2004 was £319 million (2003 — 45.0 million ordinary shares; market value £291 million). Dividends are waived on all shares in the company owned by the employee share trusts.

(b) Goodwill written off Aggregate goodwill written off against the profit and loss account, net of disposals, is £1,562 million (2003 — £1,643 million; 2002 — £2,381 million) including £458 million (2003 — £505 million; 2002 — £541 million) in respect of associates of which £356 million relates to the investment in General Mills (see note 14).

(c) Exchange adjustments The exchange adjustments are net of gains of £371 million in respect of foreign currency net borrowings (2003 — £227 million; 2002 — £267 million). At 30 June 2004 £1,102 million (2003 — £975 million; 2002 — £810 million) has been charged against the profit and loss account in respect of cumulative exchange adjustments.

(d) Post employment plans
	2004	2003	2002
	£ million	£ million	£ million

Profit and loss account as per consolidated balance sheet	(1,695)	(2,589)	(366)

Add: Post employment net liabilities	750	1,369	297

Deficit before post employment net liabilities	(945)	(1,220)	(69)

For the year ended 30 June 2004, actuarial gains/losses on post employment plans include a gain of £110 million (2003 — loss of £87 million; 2002 — loss of £115 million) in respect of associates. Tax on actuarial gains/losses on post employment plans includes a charge of £39 million (2003 — credit of £31 million; 2002 — credit of £40 million) in respect of associates.

24 Movements in consolidated shareholders’ funds
	2004	2003	2002
	£ million	£ million	£ million

Profit for the year	1,392	50	1,589

Dividends	(833)	(786)	(767)

	559	(736)	822

Recognised gains and losses	614	(1,270)	(1,173)

New share capital issued	4	4	11

Sale/(acquisition) of own shares in share trusts	6	(56)	(56)

Loss on sale of own shares by share trusts	(14)	(18)	(30)

Intrinsic cost of share options	15	14	16

Tax on share trust arrangements	–	4	1

Repurchase of own shares for cancellation	(306)	(852)	(1,658)

Goodwill on disposals of businesses	13	682	1,768

Net movement in shareholders’ funds	891	(2,228)	(299)

Shareholders’ funds at beginning of the year	2,801	5,029	5,328

Shareholders’ funds at end of the year	3,692	2,801	5,029

Shareholders’ funds at 30 June 2003 were originally £4,954 million (2002 — £6,001 million; 2001 — £5,123 million) before deducting prior year adjustments totalling £2,153 million (2002 — £972 million deduction; 2001 — £205 million net addition) — see note 1.

25 Minority interests — non-equity

Non-equity minority interests comprise £312 million 9.42% cumulative guaranteed preferred securities issued by subsidiaries (2003 — £343 million). The holders of these securities have no rights against group companies other than the issuing entity and, to the extent prescribed by the guarantee, the company. To the extent that payments due under the guarantee are not made because the company has insufficient distributable profits, the company has covenanted that it will not make any distribution on any share capital which ranks junior to these securities.

126 Diageo Annual Report 2004	Notes to the consolidated financial statements

26 Net cash inflow from operating activities
	2004	2003	2002
	£ million	£ million	£ million

Operating profit	1,871	1,787	1,530

Exceptional operating costs	40	168	470

Restructuring and integration payments	(97)	(185)	(148)

Depreciation and amortisation charge	224	249	300

(Increase)/decrease in stocks	(24)	6	(145)

Decrease/(increase) in debtors	36	36	(160)

(Decrease)/increase in creditors and provisions	(25)	(269)	180

Other items	96	178	(19)

Net cash inflow from operating activities	2,121	1,970	2,008

In the year ended 30 June 2003 discontinued operations contributed £76 million (2002 — £346 million) to net cash inflow from operating activities. Other items include the reversal of the post employment charge of £72 million (2003 — £89 million; 2002 — £72 million) and, in the year ended 30 June 2003, a £57 million receipt for the termination of the Bass distribution contract in the United States (2002 — net cash payment to José Cuervo SA of £80 million). Restructuring and integration payments include costs in respect of the Seagram and the spirits, wine and beer and Seagram integrations charged to exceptional items in the consolidated profit and loss account.

27 Purchase of subsidiaries
	Assets acquired and net cash outflow
	2004	2003	2002
	£ million	£ million	£ million

Brands	–	17	2,765

Goodwill arising on acquisition	1	6	21

Tangible fixed assets	–	16	248

Investments	11	1	7

Net borrowings	–	–	(6)

Working capital	–	18	681

Net assets acquired	12	58	3,716

Minority interests	–	3	–

Purchase consideration paid	12	61	3,716

Net borrowings acquired	–	–	6

Adjustment for deferred consideration	5	76	(130)

Net cash outflow	17	137	3,592

The acquisitions in 2004 include the acquisition of an investment in southern Africa.
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

127 Diageo Annual Report 2004	Notes to the consolidated financial statements

28 Sale of subsidiaries and businesses
	2004	2003	2002
	£ million	£ million	£ million

Brands	–	839	2,427

Other intangibles	1	57	–

Tangible fixed assets	5	634	–

Other fixed assets	4	42	1,451

Investment in Don Julio	–	(55)	–

Investment in General Mills	–	–	(1,922)

Subordinated debt	–	(133)	–

Businesses held for resale in respect of Seagram spirits and wine businesses	5	65	203

Working capital and provisions	(36)	84	228

Cash	–	19	–

Minority interests	(2)	(9)	(6)

Goodwill written back	6	675	1,748

(Loss)/gain on sale	(10)	(1,254)	813

Payments made less sale consideration received less transaction costs	(27)	964	4,942

Net borrowings	–	–	164

Cash	–	(19)	–

Deferred consideration	10	(33)	(6)

Net cash (outflow)/inflow	(17)	912	5,100

(i) Disposals The group’s quick service restaurants business (Burger King) was sold on 13 December 2002 for $1.5 billion (£0.9 billion). This sale generated a loss before taxes of £1,457 million, after writing back goodwill previously written off to reserves of £673 million. Following the disposal, Diageo retained $213 million (£117 million) of subordinated debt, with a 10 year maturity, from the entity owning Burger King. In addition, Diageo has guaranteed up to $850 million (£467 million) of borrowings of Burger King.

     In the five and a half months ended 13 December 2002 Burger King contributed £479 million to turnover compared with £1,123 million in the year ended 30 June 2002. Operating profit for the five and a half months ended 13 December 2002 was £53 million compared with £156 million in the year ended 30 June 2002.
     In addition, the sale consideration received in the year ended 30 June 2003 included the proceeds from the contingent value rights representing the additional consideration received in respect of the disposal of Pillsbury. The sale consideration received in the year ended 30 June 2002 included the net proceeds in respect of the sales of Pillsbury, the Malibu brand, Glen Ellen wines, the Croft and Delaforce port and sherry brands and Guinness World Records Limited.

(ii) General Mills options On 23 October 2002, Diageo sold call options to General Mills at a strike price of $51.56, which expire in October 2005. These give General Mills the option to purchase 29 million of its own shares held by Diageo, subject to certain limitations. The premium received in 2003 of $89 million (£58 million) has been included in sale of options in relation to associates in the consolidated cash flow statement, and has been deferred and included in accruals and deferred income in other creditors.

128 Diageo Annual Report 2004	Notes to the consolidated financial statements

29 Contingent liabilities

(i) Guarantees In connection with the disposal of the quick service restaurant business, Diageo has guaranteed up to $850 million (£467 million) of external borrowings of Burger King until December 2007. These loans had an original term of five years, although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£110 million) until November 2009.

     Including these guarantees, but net of the amount provided in the consolidated financial statements, the group has given performance guarantees and indemnities to third parties of £631 million. There has been no material change since 30 June 2004 in the group’s performance guarantees and indemnities.

(ii) Colombian excise duties In August 2000, Diageo learned that the Governors of the Departments of the Republic of Colombia and the City of Bogotá (the Departments) were considering initiating legal proceedings against major spirits companies in relation to unpaid excise duties and taxes on products that are smuggled into Colombia by third parties. Such proceedings are expected to be similar to actions that have been brought in recent years by foreign governments, including the Departments, against a number of consumer products companies. Of these four actions, three have been dismissed. The fourth has yet to proceed to the stage where motions to dismiss are filed. It remains the directors’intent that any proceedings of this kind that might be brought against Diageo will be strenuously defended.

(iii) Alcohol advertising litigation Five putative class actions have been filed against Diageo, Diageo North America, Inc., Paddington, Ltd and a large group of other beverage alcohol manufacturers and importers. Four of the actions are now pending in federal district courts — two in Ohio, one in North Carolina and one in the District of Columbia. The fifth action is pending in Colorado state court. In each action, plaintiffs allege that defendants have intentionally targeted the marketing of certain beverage alcohol brands to minors. The named plaintiffs seek to pursue their claims on behalf of two classes of plaintiffs — (i) parents or guardians of underage drinkers who bought alcohol beverages during the period from 1982 to the present and (ii) all parents and guardians of children currently under age 21.

     Plaintiffs allege several causes of action, including violations of state consumer protection laws, unjust enrichment, negligence and civil conspiracy. The complaints seek money damages (including fines, punitive damages and disgorgement of profits) and injunctions against the alleged targeting of minors in advertising.
     Diageo North America and the other domestic defendants have moved to dismiss the complaints in Ohio, North Carolina and Colorado. Plaintiffs have not yet responded to these motions. Diageo and other foreign defendants did not join in these motions because of outstanding objections to personal jurisdiction. In the District of Columbia case, the Beer Institute, Inc. moved to dismiss the complaint on 23 December 2003. Briefing has been completed, but the court has not yet ruled. Diageo, Diageo North America and the other defendants must respond to the complaint within 30 days of the issuance of a decision on the Beer Institute’s motion to dismiss.

(iv) Other The group has extensive international operations and is a defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims or potential claims against the group, the outcome of which cannot at present be foreseen.

     Save as disclosed above, neither Diageo nor any member of the Diageo group is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group. Provision is made in these consolidated financial statements for all liabilities that are probable and reliably measurable.

129 Diageo Annual Report 2004	Notes to the consolidated financial statements

30 Commitments

Capital expenditure Commitments not provided for in these consolidated financial statements are estimated at £99 million (2003 — £62 million).
		2004			2003
		Land and			Land and
		buildings	Other	Total	buildings	Other	Total
Annual operating lease commitments:		£ million	£ million	£ million	£ million	£ million	£ million

Annual minimum payments under operating leases expiring:

After five years		33	2	35	28	–	28

From one to five years		13	9	22	18	3	21

Within one year		6	3	9	5	3	8

Payments	— due within one year	52	14	66	51	6	57

	— one to two years			55			47

	— two to three years			50			37

	— three to four years			45			34

	— four to five years			40			32

	— due after five years			262			209

				518			416

31 Employee share option schemes

Option holdings in the tables within this note are stated as ordinary share equivalents in pence. Options prices are translated at the following exchange rates: grants at actual exchange rates; exercises and cancellations at average exchange rates; and closing balances at year end exchange rates.

(i) Executive schemes

(a) Diageo executive share option plan (DSOP) This scheme was introduced in December 1999 and grants options to executives at the market price on the date of grant. Options granted under this scheme may normally be exercised between three and 10 years after the date granted. There are no performance conditions to be satisfied although some senior executives have a shareholding requirement. The US executives are granted options over the company’s ADSs (one ADS is equivalent to four ordinary shares).

(b) Diageo senior executive share option plan (SESOP) This scheme was introduced with effect from 1 January 2000 and grants options to senior executives at the market price on the date of grant. Options granted under the scheme may not normally be exercised unless a performance condition is satisfied. The performance condition applicable is linked to the increase in UK GAAP basic earnings per share before goodwill amortisation and exceptional items, and is initially applied over a three year period. After this period, if the performance condition is satisfied, options can be exercised up to 10 years after the date of grant. The US executives are granted options over the company’s ADSs.

(c) Diageo associated companies share option plan (DACSOP) This scheme was introduced in March 2001 and grants options to executives in a number of associated companies. The terms of the scheme are the same as for DSOP.

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

130 Diageo Annual Report 2004	Notes to the consolidated financial statements

31 Employee share option schemes continued

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

(b) US employee stock purchase plan (USESPP) This scheme provides a long term savings and investment opportunity for US employees. The options may normally be exercised 12 months after the grant of the option at a price equivalent to 85% of the market value of the ADSs at the time of the option grant.

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

(iii) Outstanding options Options over ordinary shares and over ADSs (US schemes only) outstanding at 30 June 2004 were as follows:
	Options outstanding				Options exercisable
			Weighted
			average	Weighted		Weighted
	Range of		remaining	average		average
	exercise		contractual	exercise		exercise
	prices	Number at	life	price	Number at	price
	pence	30 June 2004	months	pence	30 June 2004	pence

DSOP, ESOS, USSOP and DACSOP	300-399	229,140	47	361	229,140	361

	400-499	2,593,345	34	457	2,593,345	457

	500-599	5,409,270	78	526	3,106,634	520

	600-699	18,156,741	100	639	2,409,366	631

	700-799	4,476,235	102	755	117,624	710

	800-899	222,622	92	863	–	–

		31,087,353			8,456,109

SEPSOS and SESOP	400-499	1,224,440	71	458	1,224,440	458

	500-599	3,194,754	75	564	2,430,586	563

	600-699	5,311,870	104	652	–	–

	700-799	1,384,308	112	759	–	–

		11,115,372			3,655,026

Savings plans:

SRSOS, USESPP and International	100-199	15,276	12	165	–	–

	400-499	1,685,564	24	488	28,785	481

	500-599	5,862,130	30	523	26,630	558

	600-699	1,802,875	31	614	10,458	625

	700-799	43,619	15	724	–	–

		9,409,464			65,873

(a) Under the executive share option schemes, directors and executives hold options to subscribe for up to 3 million (2003 — 3 million; 2002 — 3 million) ordinary shares at prices ranging between 391 pence and 863 pence per share, exercisable by 2014.

(b) Under the savings-related share option schemes for employees, employees hold options to subscribe for up to 1 million (2003 — 1 million; 2002 — 1 million) ordinary shares at prices ranging between 162 pence and 752 pence per share, exercisable by 2007.

131 Diageo Annual Report 2004	Notes to the consolidated financial statements

31 Employee share option schemes continued

(iv) Transactions on schemes

(a) Executive schemes: Transactions on DSOP, ESOS, USSOP, DACSOP, SEPSOS and SESOP for phantom shares and options over ordinary shares and ADSs for the three years ended 30 June 2004 were as follows:
	DSOP, ESOS, USSOP, DACSOP		SEPSOS, SESOP*
		Weighted		Weighted
		average	Number of	average
		exercise	phantom	exercise
	Number of	price	shares and	price
	options	pence	options	pence

Balance outstanding at 30 June 2001	28,319,265	563	8,417,927	577

Granted	10,247,012	686	2,695,115	692

Exercised	(8,528,525)	538	(2,253,049)	571

Cancelled	(1,079,055)	588	–	–

Balance outstanding at 30 June 2002	28,958,697	592	8,859,993	594

Granted	8,669,356	750	2,783,959	756

Exercised	(6,451,062)	559	(1,522,799)	526

Cancelled	(2,006,513)	652	(169,014)	722

Balance outstanding at 30 June 2003	29,170,478	619	9,952,139	627

Granted	9,043,916	660	2,694,490	652

Exercised	(6,017,530)	540	(1,356,096)	554

Cancelled	(1,109,511)	636	(175,161)	700

Balance outstanding at 30 June 2004	31,087,353	620	11,115,372	618

Number of options exercisable at:

30 June 2004	8,456,109		3,655,026

30 June 2003	7,957,858		1,388,062

30 June 2002	4,219,507		59,442

*SEPSOS are movements in phantom shares and SESOP are movements in options over shares.

132 Diageo Annual Report 2004	Notes to the consolidated financial statements

31 Employee share option schemes continued

(b) Savings plans: Transactions on SRSOS, USESPP and International schemes for options over ordinary shares and ADSs for the three years ended 30 June 2004 were as follows:
		Weighted
		average
		exercise
	Number of	price
	options	pence

Balance outstanding at 30 June 2001	12,152,797	456

Granted	3,351,163	540

Exercised	(3,800,177)	417

Cancelled	(857,440)	479

Balance outstanding at 30 June 2002	10,846,343	497

Granted	3,291,920	607

Exercised	(3,275,691)	486

Cancelled	(777,076)	505

Balance outstanding at 30 June 2003	10,085,496	539

Granted	3,584,189	521

Exercised	(3,039,651)	502

Cancelled	(1,220,570)	559

Balance outstanding at 30 June 2004	9,409,464	535

Number of options exercisable at:

30 June 2004	65,873

30 June 2003	165,840

30 June 2002	171,120

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

     The TSR plan benefited senior executives who were granted a conditional right to receive shares, or ADSs or a cash sum if US participants. The right vests after the end of a three year period following the date of grant (the performance cycle), provided that a performance test is achieved. The performance test is a comparison of the annualised total shareholder return with the total shareholder returns of a defined peer group of 18 companies over a three year period. The remuneration committee will not recommend the release of awards if there has not been an underlying improvement in the financial performance of the group.
     The Diageo Share Incentive Plan (DSIP) first awards were in the year ended 30 June 2000 to a small number of senior executives. The scheme involves awards of shares or ADSs over a three to five year period with performance criteria varying by employee. Awards under EIT, TSR and DSIP were at nil award price.

133 Diageo Annual Report 2004	Notes to the consolidated financial statements

31 Employee share option schemes continued

Transactions on the EIT, TSR and DSIP for awards of ordinary shares and ADSs for the three years ended 30 June 2004 were as follows:
Number of
awards of
ordinary
shares*

Balance outstanding at 30 June 2001	9,729,043

Granted under DSIP and TSR	1,087,650

Awarded	(3,457,064)

Cancelled	(3,458,924)

Balance outstanding at 30 June 2002	3,900,705

Granted under DSIP and TSR	1,086,854

Awarded	(1,355,209)

Cancelled	(187,238)

Balance outstanding at 30 June 2003	3,445,112

Granted under DSIP and TSR	1,201,597

Awarded	(958,719)

Cancelled	(480,748)

Balance outstanding at 30 June 2004	3,207,242

*Award holdings over ADSs are stated as ordinary share equivalents.

(vi) Employee share trusts The group funds trusts to acquire shares in the company to hedge its obligations under the EIT, TSR, DSOP, SESOP, DSIP, former GrandMet and Guinness SRSOS, USESPP and its Irish executive schemes and savings plans. Under UK and US GAAP, the shares held are accounted for as a deduction in arriving at shareholders’funds. Call options are used to manage the group’s obligations in respect of the supplemental executive share option scheme, USSOP, SEPSOS and Diageo SRSOS, USESPP and Irish executive schemes and savings plans. The trusts purchase options from a third party equivalent to the outstanding options granted to executives. Dividends receivable by the employee share trusts on the shares are waived.

134 Diageo Annual Report 2004	Notes to the consolidated financial statements

32 Reconciliation to US generally accepted accounting principles

Diageo plc is a public limited company incorporated under the laws of England and Wales and the group’s consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) applicable in the United Kingdom. UK GAAP differs in certain significant respects from US GAAP. As described in note 1 to the consolidated financial statements, the UK GAAP financial information for years ended 30 June 2003 and 30 June 2002 has been restated following the adoption of FRS 17 — Retirement benefits, UITF abstract 38 — Accounting for ESOP trusts and the amendment to FRS 5 — Reporting the substance of transactions from 1 July 2003. The adoption of these pronouncements did not affect the US GAAP financial information.

     The differences between UK and US GAAP, in respect of net income and shareholders’equity, are set out below:

Effect on net income of differences between UK and US GAAP:
					2003		2002
			2004		(restated)		(restated)
	Notes		£ million		£ million		£ million

Net income in accordance with UK GAAP			1,392		50		1,589

Adjustments to conform with US GAAP:

Goodwill and other intangibles	(a	)	(5)		(7)		(2)

Inventories	(b	)	(37)		(46)		(58)

Restructuring and integration costs	(c	)	–		16		82

Pensions and other post employment benefits	(d	)	10		95		51

Derivative instruments in respect of General Mills shares	(e	)	28		(4)		166

Other derivative instruments	(f	)	111		(189)		(100)

Burger King impairment charges and transaction costs	(g	)	–		693		(135)

Disposals of businesses	(g	)	69		(177)		1,022

Employee share trust arrangements	(i	)	(5)		11		(11)

Other items			(6)		5		23

Deferred taxation

— on above adjustments			(21)		52		(48)

— other	(k	)	164		(65)		(25)

Net income in accordance with US GAAP			1,700		434		2,554

Earnings per ordinary share in accordance with US GAAP	(l	)

Basic earnings per ordinary share			56.1	p	13.9	p	77.0	p

Diluted earnings per ordinary share			56.1	p	13.9	p	77.0	p

Basic earnings per ADS			224.4	p	55.6	p	308.0	p

Diluted earnings per ADS			224.4	p	55.6	p	308.0	p

135 Diageo Annual Report 2004	Notes to the consolidated financial statements

32 Reconciliation to US generally accepted accounting principles continued

Cumulative effect on shareholders’ equity of differences between UK and US GAAP:
				30 June
			30 June	2003
			2004	(restated)
	Notes		£ million	£ million

Shareholders’ equity in accordance with UK GAAP			3,692	2,801

Adjustments to conform with US GAAP:

Brands	(a	)	3,052	3,038

Goodwill	(a	)	3,503	3,627

Other intangibles	(a	)	32	40

Inventories	(b	)	141	178

Pensions and other post employment benefits	(d	)	539	729

Derivative instruments in respect of General Mills shares	(e	)	22	(7)

Other derivative instruments	(f	)	(28)	(104)

Investment in General Mills	(g	)	476	311

Disposals of businesses	(g	)	–	(83)

Revaluation of land and buildings	(h	)	(34)	(35)

Ordinary dividends	(j	)	513	482

Other differences in accounting principles			(6)	7

Deferred taxation

— on above adjustments	(k	)	(340)	(127)

— other	(k	)	(1,275)	(1,513)

Shareholders’ equity in accordance with US GAAP			10,287	9,344

A description of accounting differences between UK and US GAAP that are material to the group are set out below.

(a) Brands, goodwill and other intangibles Significant owned brands acquired by the group are recorded on the balance sheet. Under UK GAAP, the group has written off other intangible assets acquired up to 30 June 1998 direct to reserves in the period when acquired. All intangible assets acquired from 1 July 1998 have been capitalised in the balance sheet. Where capitalised goodwill and intangible assets are regarded as having limited useful economic lives, their cost is amortised on a straight line basis over those lives — up to 20 years. Where intangible assets are regarded as having indefinite useful economic lives, they are not amortised but are subject to annual impairment reviews. Under US GAAP, up to 30 June 2001, intangible assets have been capitalised in the balance sheet and amortised through the statement of income over their useful economic lives, not exceeding 40 years. On 1 July 2001, the group adopted the provisions of SFAS No.142 — Goodwill and Other Intangible Assets and ceased to amortise goodwill from this date. The standard requires that intangible assets arising on acquisitions with definite useful lives, are amortised to their estimable residual values over their estimated useful lives. Intangible assets with indefinite useful lives are tested for impairment at least annually in lieu of being amortised. Goodwill arising on business combinations is tested for impairment at least annually in lieu of amortisation.

(b) Accounting for the merger of the former GrandMet Group and the former Guinness Group For UK GAAP, the merger of the GrandMet Group and the Guinness Group was accounted for under merger accounting principles (pooling of interests) where the results, cash flows and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under US GAAP, the merger was accounted for as an acquisition of the Guinness Group by GrandMet with an effective acquisition date of 31 December 1997. Consequently the Guinness Group assets and liabilities were recorded at fair values on 31 December 1997. Under US GAAP, the excess of the consideration over the fair value of the net assets has been allocated firstly to identifiable intangible assets based on their fair values with the remainder allocated to goodwill. Fair value adjustments to the recorded amounts of inventories, net of deferred tax, are expensed in the period in which the inventory is sold.

(c) Restructuring and integration costs On the acquisition of a business, certain costs of reorganising the acquired business are required to be taken to the profit and loss account under UK GAAP, but are treated as fair value adjustments to goodwill under US GAAP.

136 Diageo Annual Report 2004	Notes to the consolidated financial statements

32 Reconciliation to US generally accepted accounting principles continued

(d) Pensions and other post employment benefits Under UK GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost is charged to operating profit. The interest cost (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using the market value of assets) are charged/credited to other finance charges in the profit and loss account. Any amount arising from changes in the assumptions used for the actuarial valuation at the commencement of the year and those at the end of the year and any differences between the actual return on the plan’s assets and the expected return on the plan’s assets are included in the statement of total recognised gains and losses. The surplus or deficit in post employment plans at the balance sheet date is reported as part of the group’s consolidated net assets.

     Under US GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost, the interest (being the unwinding of the discount on the fund’s liabilities for the year) and the expected return on assets for the year (calculated using a smoothed market value of assets) are all charged/credited to operating profit. The cumulative amounts arising from changes in the assumptions used for the actuarial valuation at the commencement of the year and those at the end of the year and any differences between the actual return on the plan’s assets and the expected return on the plan’s assets are amortised through operating profit over the average remaining service lives of the employees. Only when the plan is in deficit, calculated on the plan’s accrued rather than projected liabilities, is the liability included in the group’s consolidated net assets. If the plan is in surplus, the group’s consolidated net assets include a prepayment or provision which is the difference between the cumulative profit and loss account charges and the cumulative cash contributions made to the plan.

(e) Derivative instruments in respect of General Mills shares Under UK GAAP, the contingent value right, received in connection with the disposal of Pillsbury, was treated as a contingent asset and was therefore not recognised until the realisation of the contingent asset became virtually certain. The group received cash in settlement of the contingent value right on 1 May 2003, and as a consequence it was accounted for in the consolidated profit and loss account in the year ended 30 June 2003. Also under UK GAAP, the premium received from the sale of options to General Mills over 29 million ordinary shares of Diageo’s holding in that company has been deferred in the balance sheet pending exercise or lapse of the options. Under US GAAP, the contingent value right and the option contract represent derivatives and were accordingly held at their estimated fair values at the balance sheet dates with changes in fair value included in the statement of income.

(f) Other derivative instruments The group uses derivative financial instruments for risk management purposes. Under UK GAAP, changes in the fair value of interest rate derivatives, derivatives hedging forecast transactions and currency option cylinders are not recognised until realised. Changes in the fair value of derivatives hedging the translation of net assets of overseas operations are taken to the statement of total recognised gains and losses. Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group’s derivatives qualify for and are designated as hedges under US GAAP, which defers the effect on net income from gains and losses arising from changes in their fair values, to coincide with the timing of the recognition of the hedged item. Gains and losses arising from changes in the fair value of derivatives which do not qualify for US GAAP hedge accounting treatment are charged or credited in determining net income under US GAAP.

(g) Disposals of businesses Applying the accounting differences between UK and US GAAP can result in changes to the carrying values of certain assets and liabilities. As a consequence of these different carrying values, including related tax balances, different gains or losses may arise on the subsequent disposal of the assets. In addition, the timing of the recognition of a loss on a disposal may be different under UK and US GAAP.

     On 31 October 2001, the group disposed of The Pillsbury Company and acquired an equity investment in General Mills, Inc. The gain on this disposal under US GAAP was higher than that recorded under UK GAAP because of such differences in carrying value, particularly in respect of intangible assets and deferred tax. The investment in General Mills under US GAAP is also greater than under UK GAAP.
     On 23 June 2004, Diageo and General Mills amended the Stockholders Agreement to permanently eliminate Diageo’s right to board representation, following the resignation of Diageo’s representatives on the General Mills’ board. From that date, Diageo believes that it no longer has significant influence over General Mills and accordingly the investment has been reclassified as a fixed asset investment under UK GAAP as an available for sale security under US GAAP. Under US GAAP, available for sale securities are held on the balance sheet at fair value with changes in the fair value included in other comprehensive income.
     In connection with the disposal of Pillsbury in the year ended 30 June 2002, Diageo guaranteed the debt of a third party to the amount of $200 million (£110 million). Under UK GAAP, Diageo provided for the amounts which it could have paid to settle the potential liability or transfer it to a third party as a cost of the transaction. On 18 June 2004, International Multifoods Corporation was acquired by the JM Smucker Company, as a result of which the provision being carried in respect of the guarantee has been reviewed and revised. Under US GAAP, Diageo had deferred the element of the gain on disposal of Pillsbury equivalent to the amount guaranteed. As a result of the acquisition of International Multifoods Corporation by JM Smucker, the deferred gain under US GAAP has been recognised in the year ended 30 June 2004, and a provision, against the guarantee, equal to that under UK GAAP has been established.
     Under UK GAAP, the sale of Burger King was accounted for as a disposal and the results prior to the disposal date are presented within discontinued operations. Under US GAAP, the transaction was not accounted for as a disposal due to the size of the investment made by the buyer and Diageo’s continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance.

137 Diageo Annual Report 2004	Notes to the consolidated financial statements

32 Reconciliation to US generally accepted accounting principles continued

Under US GAAP, the results of Burger King prior to 13 December 2002 (the completion date) are presented as continuing operations in the income statement, and on the completion date of the transaction, a charge for impairment has been recognised rather than a loss on disposal. Following the completion date, Diageo does not recognise profits of Burger King in its income statement but will, generally, reflect losses as an impairment charge against the assets retained in the balance sheet. In the US GAAP balance sheet, the total assets and total liabilities of Burger King at 30 June 2004 (including consideration deferred under US GAAP) classified within ‘other long term assets’and ‘other long term liabilities’ were each £1.2 billion (2003 — £1.3 billion). Under US GAAP, the transaction will be accounted for as a disposal when the uncertainties related to the guarantee provided in respect of the acquisition finance have been substantially resolved and/or the buyer’s cumulative investment meets or exceeds minimum levels.

(h) Revaluation of land and buildings UK GAAP allows the periodic revaluation of land and buildings. Professional valuations of certain of the group’s properties were carried out in 1988 which, under US GAAP, have not been reflected in the consolidated financial statements.

(i) Employee share options Under UK GAAP, for employee share options, compensation cost charged to the profit and loss account is determined as the difference between the fair value of the shares at the date of the award and the amount the employee has to pay for the shares. Compensation cost so determined is allocated on a straight line basis to expense over the vesting period. Under US GAAP, compensation cost for fixed awards (i.e. awards under which both the exercise price and the number of shares are fixed) is the same as under UK GAAP. Compensation cost for variable awards (including awards subject to future performance conditions) is measured as the difference between the market price at the period end and the exercise price and is based on the number of awards expected to vest.

(j) Ordinary dividends Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the directors, are deducted from shareholders’equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders’equity at the date of declaration of the dividend.

(k) Deferred taxation UK GAAP requires that no provision for deferred tax should be made on the acquisition of a business where an asset acquired has a different tax basis. US GAAP requires a deferred tax liability to be set up on all assets separately identified, apart from goodwill. In addition, under US GAAP, adjustments due to changes in the assumptions underlying the recoverability of deferred tax assets associated with items that may have been recognised in the other comprehensive income statement are recognised in net income. Under UK GAAP, equivalent movements may be reflected in the statement of total recognised gains and losses. Other minor differences exist including differences related to rolled over gains on the disposal of fixed assets.

(l) Earnings per ordinary share Under UK GAAP and US GAAP, the calculation of earnings per ordinary share is generally consistent and is based on the weighted average number of ordinary shares outstanding during the period. Earnings per American Depositary Share are calculated on the basis of one American Depositary Share representing four ordinary shares.

(m) Discontinued operations UK and US GAAP have different criteria for determining whether a business is a discontinued operation. Under UK GAAP, the turnover and operating profit of a discontinued operation are disclosed separately in the profit and loss account but as part of turnover and operating profit. Under US GAAP, sales and net income arising from discontinued operations are disclosed separately from sales and net income from continuing operations. Pillsbury and Burger King have been treated as discontinued operations under UK GAAP but included within continuing operations under US GAAP.

(n) Turnover UK GAAP turnover (sales in US terminology) for the year ended 30 June 2004 was £114 million (2003 — £128 million; 2002 — £140 million) higher than turnover under US GAAP, as the accounting treatment for joint arrangements (between the group and LVMH) is different. Under UK GAAP, the group includes in turnover its attributable share of turnover of joint arrangements, measured according to the terms of the arrangement and sales to joint arrangements by Diageo companies are eliminated on consolidation. Under US GAAP, joint arrangements have been accounted for under the equity method of accounting and the group’s share of sales of the joint arrangements has not been included as part of group sales. Sales to joint arrangements by Diageo companies are accounted for as part of turnover.

138 Diageo Annual Report 2004	Notes to the consolidated financial statements

32 Reconciliation to US generally accepted accounting principles continued

US GAAP statements of income
Statements of income under US GAAP for the three years ended 30 June 2004 are set out below:
	2004	2003	2002
	£ million	£ million	£ million

Sales	8,777	9,153	10,760

Cost of sales	(5,069)	(5,062)	(6,261)

Gross profit	3,708	4,091	4,499

Selling, general and administrative expenses	(1,793)	(2,235)	(2,433)

Integration and restructuring costs	(40)	(202)	(130)

Bass distribution rights	–	57	–

José Cuervo settlement	–	–	(194)

Derivative instruments in respect of General Mills shares	28	(4)	166

Burger King impairment charges and transaction costs	(38)	(750)	(135)

Losses on disposal of fixed assets	(38)	(40)	(22)

Gains on disposals of businesses	97	16	1,843

Other operating income	4	22	36

Operating income	1,928	955	3,630

Earnings from unconsolidated affiliates (net of income taxes)	252	254	152

Interest expense	(210)	(609)	(950)

Interest income	40	286	418

Income before income taxes	2,010	886	3,250

Income taxes	(220)	(360)	(609)

Minority interest charges	(90)	(92)	(87)

Net income	1,700	434	2,554

Sales and cost of sales include £388 million (2003 — £320 million; 2002 — £254 million) of excise duties charged as a tax on sales, and cost of sales also includes £1,821 million (2003 — £1,846 million; 2002 — £1,865 million) of excise duties charged as production taxes.
     Research and development expenditure was written off to selling, general and administrative expenses in the period in which it was incurred.

139 Diageo Annual Report 2004	Notes to the consolidated financial statements

32 Reconciliation to US generally accepted accounting principles continued

Movements on US GAAP shareholders’ equity
	2004	2003
	£ million	£ million

Shareholders’ equity in accordance with US GAAP at beginning of the year	9,344	11,316

Net income	1,700	434

Minimum pension liability	325	(770)

Deferred tax relief on minimum pension liabilities	(5)	34

Dividends	(802)	(762)

New share capital issued	4	4

Repurchase of own shares for cancellation	(306)	(852)

Net change in employee share trust arrangements	(17)	(67)

Unrealised gain on available for sale securities	270	–

Exchange adjustments	(226)	7

Shareholders’ equity in accordance with US GAAP at end of the year	10,287	9,344

Under US GAAP, cumulative exchange adjustments charged against retained surplus are separately identified. This does not result in any difference in total shareholders’ equity between UK and US GAAP.

US GAAP balance sheet A summary consolidated balance sheet under US GAAP at 30 June 2004 is set out below.
	2004	2003
	£ million	£ million

Total current assets	5,431	5,677

Property, plant and equipment	1,944	1,935

Brands	7,030	7,280

Goodwill	3,164	3,273

Other intangible assets	73	85

Other long term assets	5,429	5,821

Total assets	23,071	24,071

Short term borrowings	2,019	3,574

Other current liabilities	2,834	3,134

Long term borrowings	3,381	3,149

Other long term liabilities	4,014	4,341

Minority interests	536	529

Shareholders’equity	10,287	9,344

Total liabilities and shareholders’ equity	23,071	24,071

140 Diageo Annual Report 2004	Notes to the consolidated financial statements

32 Reconciliation to US generally accepted accounting principles continued

US GAAP cash flows The group’s consolidated financial statements include a consolidated statement of cash flows in accordance with FRS 1 — Cash flow statements (revised 1996).

     The objective and principles of FRS 1 (Revised) are similar to those set out in the US accounting standard SFAS No. 95 — Statement of Cash Flows. The principal difference between the standards is in respect of classification. Under FRS 1 (Revised), the group presents its cash flows separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. SFAS No. 95 requires only three categories of cash flow activity being operating, investing and financing.
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

A summarised consolidated cash flow statement under US GAAP is as follows:
	2004	2003	2002
	£ million	£ million	£ million

Cash inflow from operating activities	1,729	1,570	1,380

Cash (outflow)/inflow from investing activities	(331)	747	1,021

Cash outflow from financing activities	(1,350)	(2,375)	(2,571)

Cumulative effect of the implementation of FIN 46(R)	53	–	–

Increase/(decrease) in cash and cash equivalents	101	(58)	(170)

Exchange adjustments	(24)	(31)	(48)

Cash and cash equivalents at beginning of the year under US GAAP	699	788	1,006

Cash and cash equivalents at end of the year under US GAAP	776	699	788

Statement of comprehensive income/(deficit) under US GAAP
Under UK GAAP the group presents a consolidated statement of total recognised gains and losses which is similar to a statement of comprehensive income required by US GAAP. Comprehensive income, under US GAAP, for the three years ended 30 June 2004 is as follows:
	2004	2003	2002
	£ million	£ million	£ million

Net income	1,700	434	2,554

Exchange adjustments	(226)	7	(266)

Minimum pension liabilities	325	(770)	(569)

Unrealised gains on available for sale securities	270	–	–

	2,069	(329)	1,719

Tax (charge)/credit in respect of minimum pension liabilities	(5)	34	171

Comprehensive income/(deficit)	2,064	(295)	1,890

141 Diageo Annual Report 2004	Notes to the consolidated financial statements

32 Reconciliation to US generally accepted accounting principles continued

US GAAP intangible assets
An analysis of movements in intangible assets for the two years ended 30 June 2004 is as follows:
			Other
	Brands	Goodwill	intangibles	Total
	£ million	£ million	£ million	£ million

Cost

At 30 June 2002	9,011	4,624	284	13,919

Exchange adjustments	(288)	(72)	(5)	(365)

Additions	17	6	12	35

Burger King transaction*	(755)	(910)	(123)	(1,788)

Disposals	(84)	(2)	–	(86)

At 30 June 2003	7,901	3,646	168	11,715

Exchange adjustments	(269)	(60)	(3)	(332)

Additions	–	1	2	3

Adjustment to tax relating to acquisitions	–	(47)	–	(47)

Disposals	–	(8)	–	(8)

At 30 June 2004	7,632	3,532	167	11,331

Amortisation

At 30 June 2002	893	801	132	1,826

Exchange adjustments	(36)	(10)	(2)	(48)

Provided during the year	–	–	16	16

Burger King transaction*	(236)	(418)	(63)	(717)

At 30 June 2003	621	373	83	1,077

Exchange adjustments	(19)	(4)	(1)	(24)

Provided during the year	–	–	12	12

Disposals	–	(1)	–	(1)

At 30 June 2004	602	368	94	1,064

Net book value

At 30 June 2004	7,030	3,164	73	10,267

At 30 June 2003	7,280	3,273	85	10,638

At 30 June 2002	8,118	3,823	152	12,093

* In the year ended 30 June 2003, under UK GAAP, the sale of Burger King was accounted for as a disposal. Under US GAAP, the transaction was not accounted for as a disposal due to the size of the investment made by the buyer and Diageo’s continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance. On completion of the transaction, under US GAAP a charge for impairment was recognised and Diageo included the total assets and liabilities of Burger King within ‘other long term assets’ and ‘other long term liabilities’.

142 Diageo Annual Report 2004	Notes to the consolidated financial statements

32 Reconciliation to US generally accepted accounting principles continued

An analysis of movements in the net book value of goodwill for the year ended 30 June 2003, by segment, is as follows:
	Premium	Quick service
	drinks	restaurants	Total
	£ million	£ million	£ million

Goodwill — net book value

At 30 June 2002	3,315	508	3,823

Exchange adjustments	(44)	(18)	(62)

Additions	4	2	6

Burger King transaction	–	(492)	(492)

Disposals	(2)	–	(2)

At 30 June 2003	3,273	–	3,273

The differences in the shareholders’ equity reconciliation between UK and US GAAP for brands, goodwill and other intangibles are attributable to historical cost differences of £3,687 million, £3,497 million and £106 million, respectively (2003 — £3,691 million, £3,606 million and £108 million, respectively), less differences on accumulated amortisation of £602 million, £359 million and £74 million, respectively (2003 — £621 million, £366 million and £68 million, respectively). In addition, differences in relation to share of associates’ brands and goodwill are attributable to historical cost differences of £nil and £403 million, respectively (2003 — £nil and £427 million, respectively), less differences on accumulated amortisation of £33 million and £38 million, respectively (2003 — £32 million and £40 million, respectively).
     Additions to other intangibles of £2 million in the year ended 30 June 2004 are in respect of distribution rights which will be amortised over a weighted average period of 10 years (2003 — 10 years). The estimated amortisation expense for the other intangibles currently in the balance sheet for the succeeding five years is as follows:

For the year ending 30 June 2005          £12 million
For the year ending 30 June 2006          £11 million
For the year ending 30 June 2007          £10 million
For the year ending 30 June 2008          £7 million
For the year ending 30 June 2009          £4 million

New accounting standards and pronouncements in the United States

SFAS No. 132(R) — Employers’ Disclosures About Pensions and Other Postretirement Benefits In December 2003, the Financial Accounting Standards Board (FASB) issued a revised SFAS No. 132. The group has provided the additional disclosures in respect of the group’s post retirement plans in note 5 and note 32 to the consolidated financial statements.

FIN 46 and FIN 46(R) — Consolidation of Variable Interest Entities In January 2003, the FASB issued Interpretation No.46 — Consolidation of Variable Interest Entities (FIN 46) and in December 2003 a revised interpretation was issued (FIN 46(R)) which clarified certain provisions of FIN 46 and provided for further scope exemptions. FIN 46(R) requires variable interest entities to be consolidated by the party that has a variable interest that will absorb a majority of the entity’s expected losses and/or receive a majority of the entity’s expected residual returns or both (the primary beneficiary). A variable interest entity (VIE) has one or more of the following characteristics: (1) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support being provided; (2) the equity holders lack the ability (through voting rights or otherwise) to make decisions about an entity’s activities; or (3) the equity holders lack the obligation to absorb the expected losses of the entity or lack the right to receive the expected residual returns of the entity.

     At 30 June 2004 the group was a partner with a subsidiary of LVMH Moët Hennessy-Louis Vuitton SA (LVMH) in Schieffelin & Somerset Co (S&S), a partnership which marketed, distributed and sold, throughout the United States, certain premium and agency brands of Moët Hennessy and the group. The creditors of the partnership have no recourse to the general credit of the group. At 30 June 2004 the group was the primary beneficiary of the partnership and has consolidated the balance sheet of S&S at that date. Following the termination of this joint arrangement S&S is not expected to be consolidated under FIN 46(R) in the year ended 30 June 2005.
     The group has a number of other similar joint arrangements with LVMH in France and the Far East, all involved in the marketing, distributing and selling of alcoholic beverages. The balance sheets of these arrangements have also been consolidated in the group’s consolidated balance sheet as at 30 June 2004.
     Diageo has complied with FIN 46(R) in the group’s US GAAP consolidated balance sheet as at 30 June 2004. The implementation of FIN 46(R) has had no impact on the US GAAP consolidated shareholders’equity or net income.

EITF No. 03-6 — Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share In March 2004, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 03-6. This issue addressed changes in the reporting and calculation requirements for earnings per share, providing the method to be used when a company has granted holders of any form of security rights to participate in the earnings of the company along with the participation rights of common stockholders. The group has reviewed the contractual rights granted for stock options and concluded that EITF 03-6 does not affect the group’s reporting and disclosure.

143 Diageo Annual Report 2004	Notes to the consolidated financial statements

32 Reconciliation to US generally accepted accounting principles continued

FSP No. 106-2 — Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 In December 2003, the United States Congress enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act established a prescription drug benefit under Medicare (Medicare Part D), and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the FASB issued Staff Position No. 106-2 — Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FSP 106-2). The group is in the process of determining the impact of this issue on the business, results of operations, financial position and liquidity. Therefore, in accordance with FSP 106-2, the US GAAP accumulated postretirement benefit obligation and net period postretirement benefit cost included in the consolidated financial statements do not reflect the effects of the Act. This is because the group is currently determining whether the benefits conferred by the US plans are actuarially equivalent to Medicare Part D under the Act.

EITF No. 03-1 — The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments In June 2004, the EITF issued EITF Issue No. 03-1. The issue includes determining the meaning of other than temporary impairment and its application to debt and equity securities within the scope of SFAS No. 115 — Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115) and equity securities that are not subject to the scope of SFAS No. 115 and not accounted for under the equity method of accounting.

     The Task Force reached a consensus that the application guidance in EITF 03-1 should be used to determine when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other than temporary impairment and requires certain disclosures about unrealised losses that have not been recognised as other than temporary impairments. These disclosure requirements became effective for periods ended prior to 30 June 2004. The recognition and measurement guidance of EITF 03-1 should be applied to other than temporary impairment evaluations in reporting periods beginning after 15 June 2004. The group considers that there were no unrealised losses requiring additional disclosures at 30 June 2004 and will evaluate, as the need arises, the impact of EITF 03-1 on the business, results of operations, financial position, and liquidity.

Share option schemes Under US GAAP, the group has complied with APB No. 25 — Accounting for Stock Issued to Employees.

     The group has also complied with the disclosure requirements of SFAS No. 123 — Accounting for Stock-Based Compensation as amended by SFAS No. 148. If the group had elected to recognise compensation expense based upon the fair value at grant date for equity awards made in the three years ended 30 June 2004 under these plans consistent with the alternative methodology set out in SFAS No. 123, net income and basic and diluted earnings per ordinary share would be the pro forma amounts indicated below.

	2004		2003		2002
	£ million		£ million		£ million

Net income

As reported under US GAAP	1,700		434		2,554

Stock based compensation, net of related tax effects, included in the determination of net income as reported	16		(1)		14

Stock based employee compensation expense, under fair value based method for all awards, net of related tax effects	(32)		(24)		(25)

Pro forma net income	1,684		409		2,543

Basic earnings per ordinary share

As reported under US GAAP	56.1	p	13.9	p	77.0	p

Pro forma basic earnings per ordinary share	55.6	p	13.1	p	76.7	p

Diluted earnings per ordinary share

As reported under US GAAP	56.1	p	13.9	p	77.0	p

Pro forma diluted earnings per ordinary share	55.6	p	13.1	p	76.7	p

These pro forma amounts may not be representative as they are subjective in nature and involve uncertainties and matters of judgement, and therefore cannot be determined precisely. Changes in assumptions could affect the estimates.

144 Diageo Annual Report 2004	Notes to the consolidated financial statements

32 Reconciliation to US generally accepted accounting principles continued

The fair value of options which, in determining the pro forma impact, is assumed to be amortised in the statement of income over the option vesting period, is estimated on the date of grant using the binominal option pricing model and the following weighted average assumptions:
	2004		2003		2002

Weighted average exercise price of options whose exercise price equals the market price on the grant date (DSOP, DACSOP and SESOP)	658p		752p		687p

Weighted average assumptions

Risk free interest rate	4.9%		4.7%		4.6%

Expected life of the options	60 months		60 months		60 months

Expected volatility	30%		30%		30%

Dividend yield	4.0%		4.0%		3.0%

Weighted average fair value of options granted in the year	268p		292p		248p

Weighted average exercise price of options whose exercise price is less than the market price on the grant date (SRSOS, USESPP and International)	521p		607p		540p

Weighted average assumptions

Risk free interest rate	4.1%		4.2%		4.4%

Expected life of the options	41 months		38 months		39 months

Expected volatility	30%		30%		30%

Dividend yield	4.0%		4.0%		3.0%

Weighted average fair value of options granted in the year	268p		206p		223p

Number of options granted in the year	15.3 million	*	14.7 million	*	16.3 million	*

Fair value of all options granted in the year	£41 million		£40 million		£40 million

*An option over one ADS has been treated as the equivalent of four options over ordinary shares.

The TSR and DSIP plans are not subject to the disclosure requirements of SFAS No. 123.

Pension plans The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. The plans generally are of the defined benefit type. The significant plans are in the United Kingdom, Ireland, the United States and Canada. The principal plans are funded by payments to separately administered funds or insurance companies. The measurement dates used to calculate the figures in the US GAAP financial information are the appropriate balance sheet dates.

     The totals of the group’s periodic pension (charge)/income for defined benefit plans and the funded status of the significant plans, calculated in accordance with SFAS No. 87, were as follows:

	2004	2003	2002
	£ million	£ million	£ million

Service cost	(96)	(80)	(71)

Interest cost	(240)	(243)	(249)

Expected return on assets	326	369	389

Amortisation of:

Unrecognised prior service cost	(17)	(17)	(17)

Unrecognised net (loss)/gain	(20)	–	5

Termination, curtailment and settlements	(29)	10	(14)

Disposal of Pillsbury	–	–	(125)

Net periodic pension (charge)/income	(76)	39	(82)

145 Diageo Annual Report 2004	Notes to the consolidated financial statements

32 Reconciliation to US generally accepted accounting principles continued

The funded status of the group’s significant defined benefit plans and the amounts that would be recognised in the balance sheet under US GAAP were as follows:

	2004	2003
	£ million	£ million

Projected benefit obligations at beginning of the year	4,715	4,127

Exchange adjustments	(62)	46

Canadian plan not previously disclosed	–	54

Service cost	96	80

Interest cost	240	243

Special termination settlements	2	8

Actuarial (gain)/loss	(195)	408

Employee contributions	11	11

Benefits and expenses paid	(221)	(203)

Curtailments and settlements	22	–

Plan amendments	(1)	–

Disposals	–	(59)

Projected benefit obligations at end of the year	4,607	4,715

Plan assets at fair value at beginning of the year	3,392	3,841

Exchange adjustments	(56)	38

Canadian plan not previously disclosed	–	51

Actual return on plan assets	524	(313)

Contributions by the group	13	6

Employee contributions	11	11

Benefits and expenses paid	(221)	(203)

Disposals	–	(39)

Plan assets at fair value at end of the year	3,663	3,392

Excess of benefit obligations over plan assets	(944)	(1,323)

Unrecognised prior service cost	100	116

Unrecognised net loss	1,510	1,952

	666	745

The amounts that have been recognised in the US GAAP summary balance sheet are as follows:
	2004	2003
	£ million	£ million

Pension prepayment	281	305

Accrued benefit liabilities	(725)	(1,018)

Intangible asset	103	119

Accumulated other comprehensive income	1,007	1,339

	666	745

The total accumulated benefit obligation at 30 June 2004 was £4,307 million. There are a number of pension plans in the United Kingdom, Ireland, the United States and Canada where the plan assets are less than the accumulated benefit obligations at 30 June 2004. With respect to these plans, the aggregated projected benefit obligations, accumulated benefit obligations and fair value of plan assets were £3,654 million, £3,466 million and £2,744 million, respectively. In addition to the minimum pension liabilities included in the table above there was a further £7 million (2003 — £nil) of minimum pension liabilities in respect of other plans.

146 Diageo Annual Report 2004	Notes to the consolidated financial statements

32 Reconciliation to US generally accepted accounting principles continued

The following weighted average assumptions were used to determine the group’s benefit obligations for the significant plans at 30 June in the relevant year. The assumptions used to calculate the net periodic costs for the year to 30 June are based on the assumptions disclosed as at the previous 30 June:

	US plans			Non-US plans
	2004	2003	2002	2004	2003	2002
	%	%	%	%	%	%

Rate of general increase in salaries	3.5	3.5	6.25	4.4	4.0	4.5

Discount rate for plan liabilities	6.2	5.9	7.5	5.6	5.2	5.9

Expected long term rate of return on plan assets	7.5	6.7	9.5	7.7	7.1	7.8

For the years ended 30 June 2004 and 2003 for the United Kingdom and United States plans, there are, in addition to the above percentages, age related promotional increases.
     Contributions are made by the group, on actuarial advice, to provide assets sufficient to cover the benefit entitlements of plan participants. Generally, benefits are based on a formula recognising length of service and earnings close to retirement.

Postretirement benefits other than pensions The group also operates a number of plans, primarily in the United States, which provide employees with postretirement insurance. The plans are generally unfunded. The liability in respect of these benefits is assessed by qualified independent actuaries under the projected unit method and is included in other long term liabilities. The measurement dates used to calculate the figures in the US GAAP financial information are the appropriate balance sheet dates.

     The postretirement medical and life insurance costs for the plans in the United States, calculated in accordance with SFAS No. 106, were as follows:

	2004	2003	2002
	£ million	£ million	£ million

Service cost	(2)	(1)	(2)

Interest cost	(4)	(6)	(9)

Expected return on assets	–	2	1

Amortisation of unrecognised net gain	–	–	1

Disposal of Pillsbury	–	–	174

Other terminations, curtailments and settlements	–	4	–

Postretirement (charge)/income	(6)	(1)	165

147 Diageo Annual Report 2004	Notes to the consolidated financial statements

32 Reconciliation to US generally accepted accounting principles continued

	2004	2003
	£ million	£ million

Accumulated postretirement benefit obligations at beginning of the year	78	76

Exchange adjustments	(7)	(6)

Service cost	2	1

Interest cost	4	6

Canadian plan not previously disclosed	–	5

Actuarial (gain)/loss	(9)	19

Benefits and expenses paid	(2)	(5)

Disposals	–	(18)

Accumulated postretirement benefit obligations at end of the year	66	78

Plan assets at fair value at beginning of the year	2	15

Exchange adjustments	–	(1)

Actual return on plan assets	–	(1)

Contributions by the group	2	4

Benefits and expenses paid	(2)	(5)

Settlements	–	(10)

Plan assets at fair value at end of the year	2	2

Excess of benefit obligations over plan assets	(64)	(76)

Unrecognised prior service cost	3	4

Unrecognised net gain	2	12

Accrued postretirement benefits at end of the year	(59)	(60)

The weighted average discount rate used for determining the obligations of postretirement medical plans is 6.2% (2003 — 5.9%;2002 — 7.5%). The weighted average medical inflation for beneficiaries is 8% reducing by 1% per year to 5% (2003 — 9% reducing by 1% per year to 5%).

The impact on the service and interest cost of the postretirement cost and the accumulated postretirement benefit obligations of a 1% increase and a 1% decrease in future medical care inflation is as follows:

	2004	2003	2002
	£ million	£ million	£ million

Impact of 1% increase in medical care inflation rates:

Aggregate of service cost and interest cost	1	1	1

Accumulated postretirement benefit obligations at end of the year	9	8	8

Impact of 1% decrease in medical care inflation rates:

Aggregate of service cost and interest cost	(1)	(1)	(1)

Accumulated postretirement benefit obligations at end of the year	(8)	(7)	(7)

33 Post balance sheet event

As of 1 July 2004, the Schieffelin & Somerset joint venture with Moët Hennessy in North America ceased marketing and distribution of Diageo and Moët Hennessy products. The products will in future be marketed and distributed directly by the respective partners and the partnership net assets will be distributed to them during the first quarter of the year ending 30 June 2005.

148 Diageo Annual Report 2004

Company balance sheet

		30 June 2004		30 June 2003 (restated)
	Notes	£ million	£ million	£ million	£ million

Fixed assets

Tangible assets	36	2		11

Investments	36	28,125		28,127

			28,127		28,138

Current assets

Amounts owed by subsidiaries		7,194		8,234

Other debtors – due within one year		14		26

Other debtors – due after one year		22		22

Cash at bank		11		13

		7,241		8,295

Creditors – due within one year

Borrowings		–		(21)

Other creditors	37	(584)		(555)

		(584)		(576)

Net current assets			6,657		7,719

Total assets less current liabilities			34,784		35,857

Creditors – due after one year

Amounts owed to subsidiaries	38		(17,788)		(19,456)

Provisions for liabilities and charges			(7)		(6)

Net assets before post employment liabilities			16,989		16,395

Post employment liabilities	39		(15)		(17)

Net assets			16,974		16,378

Capital and reserves

Called up share capital	22		885		897

Share premium account		1,331		1,327

Merger reserve		9,161		9,161

Capital redemption reserve		3,058		3,046

Profit and loss account		2,539		1,947

Reserves attributable to equity shareholders	40		16,089		15,481

Shareholders’ funds			16,974		16,378

These financial statements were approved by a duly appointed and authorised committee of the board of directors on 1 September 2004 and were signed on its behalf by PS Walsh and NC Rose, directors.

149 Diageo Annual Report 2004

Notes to the company balance sheet

34 Company profit and loss account

The company’s results are included in the consolidated profit and loss account, so a separate profit and loss account is not presented.

35 Directors’ emoluments
	2004	2003
	£000	£000

Executive directors — remuneration including bonuses	3,434	3,036

Fees to non-executive directors	900	851

	4,334	3,887

The total emoluments, share option gains and payments under other long term incentive plans received by the highest paid director were £3,635,000 (2003 — £3,612,000). The aggregate amount of gains made by the directors from the exercise of share options and from the vesting of awards during the year was £1,848,000 (2003 — £1,725,000) and payments under other long term incentive plans totalled £144,000 (2003 — £173,000). Further information on directors’emoluments, share and other interests, transactions and pension entitlements is included in the directors’remuneration report in this annual report.

36 Fixed assets

	Tangible assets	Investments
		Shares in	Other
		subsidiaries	investments	Total
	£ million	£ million	£ million	£ million

Cost

At 30 June 2003	30	28,160	10	28,170

Additions	1	–	–	–

Disposals	(21)	–	(1)	(1)

At 30 June 2004	10	28,160	9	28,169

Depreciation/provisions

At 30 June 2003	19	35	8	43

Provided during the year	3	–	2	2

Disposals	(14)	–	(1)	(1)

At 30 June 2004	8	35	9	44

Net book value

At 30 June 2004	2	28,125	–	28,125

At 30 June 2003	11	28,125	2	28,127

Details of the principal group companies are given after these financial statements.

37 Other creditors — due within one year
	2004	2003
	£ million	£ million

Ordinary dividends payable	513	482

Other creditors and accruals	71	73

	584	555

150 Diageo Annual Report 2004	Notes to the company balance sheet

38 Amounts owed to subsidiaries

The amounts owed to subsidiaries include £312 million (2003 — £343 million) of 9.42% unsecured cumulative capital interests. These securities are subordinated to all other liabilities of the company. The securities are redeemable only at the option of the company on or after 16 November 2004 or in the event of certain fiscal or legal changes in the United States or the United Kingdom. Interest and redemption payments may only be made to the extent that the company has adequate distributable profits or, in the case of a redemption, out of the proceeds of an issue of shares. To the extent that dividend or redemption payments have not been made when due, the company has covenanted that it will not make any distribution on any share capital which ranks junior to these securities.

39 Post employment benefits
	30 June 2004	30 June 2003
	£ million	£ million

Present value of post employment liabilities	(21)	(24)

Related deferred tax assets	6	7

Net post employment liabilities	(15)	(17)

The Diageo UK group operates a defined benefit pension plan. It is not possible to allocate the assets and liabilities of the pension plan between individual companies and therefore the company accounts for it as a defined contribution scheme. Details of the UK pension plan are provided in note 5 to the consolidated financial statements.
     The company recognises liabilities under FRS 17 in respect of certain post employment benefits that are not funded by the pension plan.

40 Reserves attributable to equity shareholders
				Profit and loss account
	Share		Capital
	premium	Merger	redemption	Own			Total
	account	reserve	reserve	shares	Other	Total	reserves
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 30 June 2003 as previously reported	1,327	9,161	3,046	–	2,248	2,248	15,782

Prior year adjustments

Adoption of FRS 17	–	–	–	–	(15)	(15)	(15)

Adoption of UITF 38	–	–	–	(336)	50	(286)	(286)

At 30 June 2003 as restated	1,327	9,161	3,046	(336)	2,283	1,947	15,481

Profit for the year	–	–	–	–	1,718	1,718	1,718

Dividends	–	–	–	–	(833)	(833)	(833)

Premiums on share issues, less expenses	4	–	–	–	–	–	4

Share trust arrangements	–	–	–	6	1	7	7

Actuarial gains on post employment plans	–	–	–	–	6	6	6

Repurchase of own shares	–	–	12	–	(306)	(306)	(294)

At 30 June 2004	1,331	9,161	3,058	(330)	2,869	2,539	16,089

The profit and loss account reserve is available for the payment of dividends.
     Own shares at 30 June 2004 comprised 42.7 million (2003 — 44.9 million) ordinary shares in the company held by employee trusts for the sole purpose of satisfying obligations under employee share schemes operated by the group.

41 Contingent liabilities

The company has guaranteed certain borrowings of subsidiaries which at 30 June 2004 amounted to £2,920 million (2003 — £5,752 million). The company has also provided irrevocable guarantees relating to certain of its Irish and Dutch subsidiaries. In addition, the company has certain obligations with regard to the group’s non-equity minority interests (see note 25). In connection with the disposal of Pillsbury, the company has guaranteed the debt of a third party to the amount of $200 million (£110 million). In connection with the sale of Burger King, the company, together with certain of its wholly owned subsidiaries, has agreed to guarantee up to $850 million (£467 million) of external borrowings of Burger King (see note 29).

151 Diageo Annual Report 2004

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

	Country of	Country of	Percentage of
	incorporation	operation	equity owned	Business description

Premium drinks

Diageo Ireland	Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks.

Diageo Great Britain Limited	England	Worldwide	100%	Production, marketing and distribution of premium drinks.

Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks.

Diageo Brands BV (formerly Guinness United Distillers & Vintners BV) (a)	Netherlands	Worldwide	100%	Production, marketing and distribution of premium drinks.

Diageo North America, Inc	United States	Worldwide	100%	Production, importing and marketing of premium drinks.

Corporate

Diageo Capital plc (b)	Scotland	United Kingdom	100%	Financing company for the group.

Diageo Finance plc (b)	England	United Kingdom	100%	Financing company for the group.

Diageo Investment Corporation	United States	United States	100%	Financing company for the US group

Associates and investments

Moët Hennessy, SNC (c)	France	Worldwide	34%	Production and distribution of premium drinks.

General Mills, Inc (d)	United States	Worldwide	21%	Manufacture and marketing of consumer food products.

(a) Guinness United Distillers & Vintners Amsterdam BV was merged into Diageo Brands BV on 28 January 2004.

(b) Directly owned by Diageo plc.

(c) French partnership.

(d) The group owns 79 million shares of common stock (par value $0.10 each) in General Mills, Inc.

All percentages, unless otherwise stated, relate to holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.

152 Diageo Annual Report 2004

Unaudited computation of ratio of earnings to fixed charges and preferred share dividends

Under UK GAAP (unaudited)

	Year ended 30 June
		2003	2002	2001	2000
	2004	(restated)*	(restated)*	(restated)*	(restated)*
	£ million	£ million	£ million	£ million	£ million

Earnings

Income before taxes on income and minority interests	1,969	632	2,309	1,726	1,445

Less: Loss/(income) from discontinued operations before taxes on income and minority interests	(3)	1,219	(588)	(538)	(580)

Less: Share of associates’ income other than 50% associates	(373)	(379)	(200)	(169)	(161)

Add: Dividend income receivable from associates other than 50% associates	219	57	76	84	44

Add: Fixed charges	432	577	563	498	515

Less: Preferred share dividends payable	(32)	(35)	(38)	(37)	(37)

	2,212	2,071	2,122	1,564	1,226

Fixed charges

Interest payable	378	525	515	450	466

Add: Preferred share dividends payable	32	35	38	37	37

Add: Share of 50% associates’ interest payable	–	–	–	1	–

Add: One third of rental expense for continuing operations	22	17	10	10	12

	432	577	563	498	515

	ratio	ratio	ratio	ratio	ratio

Ratio	5.1	3.6	3.8	3.1	2.4

Notes*
(1) As described in note 1 to the consolidated financial statements, the UK GAAP financial information for the two years ended 30 June 2003 has been restated following the adoption of FRS 17 — Retirement benefits and UITF abstract 38-Accounting for ESOP trusts. The UK GAAP financial information for the two years ended 30 June 2001 has been restated following the adoption of UITF abstract 38-Accounting for ESOP trusts.
(2) The UK GAAP fixed charges in the calculation of the ratio of earnings to fixed charges and preferred share dividends excludes interest on post employment plan liabilities.

Under US GAAP (unaudited)

	Year ended 30 June
	2004	2003	2002	2001	2000
	£ million	£ million	£ million	£ million	£ million

Earnings

Income before income taxes from continuing operations	2,010	886	3,250	1,124	1,106

Less: Share of unconsolidated affiliates’ income other than 50% unconsolidated affiliates	(236)	(242)	(142)	(83)	(59)

Add: Dividend income receivable from unconsolidated affiliates other than 50% unconsolidated affiliates	219	57	76	84	44

Add: Fixed charges	266	672	1,029	545	552

Less: Preferred share dividends payable	(32)	(35)	(38)	(37)	(37)

	2,227	1,338	4,175	1,633	1,606

Fixed charges

Interest payable (see note 1)	210	609	950	461	469

Add: Preferred share dividends payable	32	35	38	37	37

Add: Share of 50% unconsolidated affiliates’ interest payable	2	1	1	2	2

Add: One third of rental expense for continuing operations	22	27	40	45	44

	266	672	1,029	545	552

	ratio	ratio	ratio	ratio	ratio

Ratio	8.4	2.0	4.1	3.0	2.9

Note
(1) Interest payable under US GAAP includes a credit of £164 million in respect of fair value adjustments to the group’s derivative instruments (2003 - a charge of £88 million; 2002 - a charge of £436 million; 2001 - a charge of £12 million; 2000 - £nil).

153 Diageo Annual Report 2004	Additional information for shareholders

Additional information for shareholders

Legal proceedings

(i) Colombian excise duties In August 2000, Diageo learned that the Governors of the Departments of the Republic of Colombia and the City of Bogotá (the Departments) were considering initiating legal proceedings against major spirits companies in relation to unpaid excise duties and taxes on products that are smuggled into Colombia by third parties. Such proceedings are expected to be similar to actions that have been brought in recent years by foreign governments, including the Departments, against a number of consumer product companies. Of these four actions, three have been dismissed. The fourth has yet to proceed to the stage where motions to dismiss are filed. It remains the directors’intent that any proceedings of this kind that might be brought against Diageo will be strenuously defended.

(ii) Alcohol advertising litigation Five putative class actions have been filed against Diageo, Diageo North America, Inc., Paddington, Ltd and a large group of other beverage alcohol manufacturers and importers. Four of the actions are now pending in federal district courts — two in Ohio, one in North Carolina and one in the District of Columbia. The fifth action is pending in Colorado state court. In each action, plaintiffs allege that defendants have intentionally targeted the marketing of certain beverage alcohol brands to minors. The named plaintiffs seek to pursue their claims on behalf of two classes of plaintiffs — (i) parents or guardians of underage drinkers who bought alcohol beverages during the period from 1982 to the present and (ii) all parents and guardians of children currently under age 21.

     Plaintiffs allege several causes of action, including violations of state consumer protection laws, unjust enrichment, negligence and civil conspiracy. The complaints seek money damages (including fines, punitive damages and disgorgement of profits) and injunctions against the alleged targeting of minors in advertising.
     Diageo North America and the other domestic defendants have moved to dismiss the complaints in Ohio, North Carolina and Colorado. Plaintiffs have not yet responded to these motions. Diageo and other foreign defendants did not join in these motions because of outstanding objections to personal jurisdiction. In the District of Columbia case, the Beer Institute, Inc. moved to dismiss the complaint on 23 December 2003. Briefing has been completed, but the court has not yet ruled. Diageo, Diageo North America and the other defendants must respond to the complaint within 30 days of the issuance of a decision on the Beer Institute’s motion to dismiss.

(iii) Other The group has extensive international operations and is a defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims or potential claims against the group, the outcome of which cannot at present be foreseen.

     Save as disclosed above, neither Diageo nor any member of the Diageo group is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group. Provision is made in the consolidated financial statements for all liabilities that are probable and reliably measurable.

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

Supplemental marketing agreement and waiver On 23 June 2004, Diageo and General Mills, Inc. entered into a Supplemental Marketing Agreement and Waiver (SMA). Under the terms of the SMA, Diageo and General Mills have agreed, until the first anniversary of the effectiveness of the Registration Statement filed by General Mills on 23 June 2004 registering 49,907,680 of Diageo’s shares of General Mills stock (the Registration Statement), to work in good faith toward the implementation of a transaction to sell 49,907,680 shares of General Mills common stock, or any smaller number agreed to by General Mills and Diageo, currently owned by Diageo. The agreement further contemplates that:(i) a portion of the shares, which portion will be 49,907,680 less the number of shares sold to General Mills as described in (ii) below will be sold directly by Diageo; and (ii) at the same time, General Mills will repurchase from Diageo a number of shares determined by Diageo having an aggregate value of between $500 million and $750 million, and General Mills or a third party will sell equity-linked securities related to those shares.

     However, Diageo has the right to sell all 49,907,680 shares, or any smaller number agreed to by Diageo and General Mills, directly through a block trade to an underwriter or syndicate of underwriters for resale to the public, subject to the right of General Mills to match the price offered by that underwriter and purchase those shares itself. The SMA provides that Diageo will not sell shares under the Registration Statement except in the transactions outlined above. Any other transaction under the Registration Statement would require the consent of General Mills.

154 Diageo Annual Report 2004	Additional information for shareholders

Under the SMA, General Mills agreed to file the Registration Statement, and to include in the Registration Statement 49,907,680 General Mills common shares held by Diageo. The inclusion of these shares was in lieu of any ‘piggyback’ registration rights that Diageo might otherwise have had with respect to the Registration Statement. The SMA does not affect any of Diageo’s other registration rights under the Stockholders Agreement or otherwise affect its ability to sell the shares in accordance with that agreement. Until the transaction described above is completed, or until Diageo otherwise sells the identified 49,907,680 shares, General Mills has agreed not to sell any equity securities under the Registration Statement without Diageo’s consent.

     Following the first anniversary of the effective date of the Registration Statement, General Mills has the right to deregister the offering of shares by Diageo. This right is subject to the agreement of General Mills not to offer or sell any shares of common stock under the Registration Statement until Diageo has otherwise disposed of at least 49,907,680 General Mills common shares. General Mills will also deregister the shares at Diageo’s request.

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

Related party transactions

Agreements with General Mills On 31 October 2001 (Completion), Diageo completed the disposal to General Mills, Inc. of The Pillsbury Company and the capital stock or other equity interests of entities that comprised Diageo’s worldwide packaged food business.

     Under the terms of the transaction, Diageo received 134 million newly issued General Mills shares, constituting approximately 32% of General Mills’ share capital, and $3,830 million (£2,716 million) of cash and assumed debt. Diageo also had a contingent value right to receive up to $670 million (£475 million) on 30 April 2003 depending on the average General Mills share price over the 20 trading day period prior to such date and the number of shares of General Mills common stock that Diageo continued to hold on such date. Following Completion, Diageo exercised an option it had to sell 55 million of its General Mills shares back to General Mills at a price of $42.14 per share. As a result of such exercise, the maximum amount Diageo would have a right to receive pursuant to the contingent value right would have been $395 million (£280 million). On 1 May 2003, Diageo received $273 million (£173 million) from General Mills pursuant to the contingent value right. This amount reflects a payment of the difference between the average General Mills stock price over the 20 trading day period prior to 30 April 2003 of $45.55 per share and $49.00, multiplied by Diageo’s then holding of 79 million General Mills shares.
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

• voting restrictions for the General Mills shares acquired by Diageo. Diageo is required to vote all of its General Mills shares in favour of the director nominees recommended by the General Mills board of directors. On all other matters, the agreement generally requires pass-through voting by Diageo, so its shares will be voted in the same proportion as the other General Mills shares are voted for a period of 10 years or until Diageo owns less than 5% of General Mills’ outstanding shares, whichever is earlier;

• representation on the General Mills board for Diageo. On 23 June 2004, Diageo and General Mills amended the Stockholders Agreement to permanently eliminate Diageo’s right to board representation;

• participation by Diageo in General Mills’ share repurchase programmes unless the repurchases are made by a tender offer or made in connection with the General Mills employee benefit plans; and

155 Diageo Annual Report 2004	Additional information for shareholders

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

On 23 October 2002 and 28 October 2002, Diageo and General Mills entered into two call option agreements in which Diageo granted to General Mills call options over 29,092,320 of General Mills ordinary shares held by Diageo. Under the call option agreements, from a date no earlier than 1 May 2003 through 28 September 2005, General Mills may exercise the call options subject to certain limitations. If General Mills exercises any call options during the period from 29 September 2005 to 28 October 2005, General Mills will be obligated to exercise the call options in respect of all covered ordinary shares not previously purchased. The premium for the call options was an aggregate of $89,313,422. General Mills has agreed to pay $51.56 per share upon exercise of the call options. The call options expire on 28 October 2005.

     On 23 June 2004, Diageo and General Mills entered into a Supplemental Marketing Agreement and Waiver with respect to a Registration Statement filed by General Mills on 23 June 2004 registering 49,907,680 of Diageo’s shares in General Mills (see ‘Additional information for shareholders — Material contracts’).
     On 23 June 2004, General Mills filed a Registration Statement with the US Securities and Exchange Commission that included 49,907,680 shares of General Mills owned by Diageo. General Mills has informed Diageo that on 20 September 2004 the registration statement was declared effective by the SEC. Diageo remains committed to selling its stake in General Mills subject to market conditions.

Other Transactions with directors are disclosed in the directors’ remuneration report (see ‘Directors’ remuneration report — Additional information’).

Share capital

As at 16 September 2004, Diageo had an authorised share capital of 5,329 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £1,542 million and an allotted and fully paid share capital of 3,055.7 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £884 million.

Major shareholders At 16 September 2004, the following substantial interest (3% or more) in the company’s ordinary share capital (voting securities) had been notified to the company:The Capital Group Companies, Inc — 122,634,410 ordinary shares (4.01% of the issued ordinary share capital of Diageo plc). The company’s substantial shareholder does not have different voting rights. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government.

     Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company.
     As of the close of business at 16 August 2004, 277,249,095 ordinary shares, including those held through ADSs, were held by approximately 2,349 holders (including American Depositary Receipt (ADR) holders) with registered addresses in the United States, representing approximately 9% of the outstanding ordinary shares. At such date, 69,038,551 ADSs were held by 1,553 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet PLC or Guinness PLC ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

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

156 Diageo Annual Report 2004	Additional information for shareholders

					Year ended 30 June
					2004	2003	2002	2001	2000
					pence	pence	pence	pence	pence

Per ordinary share	High				780	851	941	792	697

	Low				625	582	644	560	384

		Three months ended
		Sep 2002	Dec 2002	March 2003	June 2003	Sep 2003	Dec 2003	March 2004	June 2004
		pence	pence	pence	pence	pence	pence	pence	pence

Per ordinary share	High	851	840	698	707	685	743	755	780

	Low	677	657	582	646	625	646	696	706

		2004
		Up to
		16 September	August	July	June	May	April	March	February
		pence	pence	pence	pence	pence	pence	pence	pence

Per ordinary share	High	708	691	732	757	768	780	754	745

	Low	676	658	675	714	721	705	707	707

					Year ended 30 June
					2004	2003	2002	2001	2000
					$	$	$	$	$

Per ADS	High				57.38	52.36	55.01	45.38	44.25

	Low				40.59	38.00	38.50	32.56	24.75

		Three months ended
		Sep 2002	Dec 2002	March 2003	June 2003	Sep 2003	Dec 2003	March 2004	June 2004
		$	$	$	$	$	$	$	$

Per ADS	High	51.74	52.36	44.88	46.94	44.80	52.86	57.38	56.39

	Low	42.75	41.05	38.00	41.25	40.59	43.66	51.25	52.30

		2004
		Up to
		16 September	August	July	June	May	April	March	February
		$	$	$	$	$	$	$	$

Per ADS	High	51.19	50.95	54.20	55.70	55.82	56.39	57.38	56.65

	Low	49.05	48.58	50.03	53.26	52.30	53.07	52.10	53.06

At close of business on 16 September 2004, the market prices for ordinary shares and ADSs were 685 pence and $49.73, respectively.
The 9.42% cumulative guaranteed preferred securities, series A (the preferred securities) (liquidation preference $25 per security) issued by Grand Metropolitan Delaware, LP are traded on the NYSE. The following table shows, for the periods indicated, the highest and lowest sales prices of the preferred securities as reported on the NYSE composite tape.

					Year ended 30 June
					2004	2003	2002	2001	2000
					$	$	$	$	$

Per preferred security	High				27.58	28.20	28.22	27.62	28.00

	Low				25.73	26.95	26.66	25.27	24.31

		Three months ended
		Sep 2002	Dec 2002	March 2003	June 2003	Sep 2003	Dec 2003	March 2004	June 2004
		$	$	$	$	$	$	$	$

Per preferred security	High	28.10	28.20	28.10	27.78	27.58	27.15	26.98	26.55

	Low	26.95	27.25	27.23	27.12	26.80	26.45	26.21	25.73

		2004
		Up to
		16 September	August	July	June	May	April	March	February
		$	$	$	$	$	$	$	$

Per preferred security	High	25.64	25.58	26.10	25.95	25.99	26.55	26.55	26.53

	Low	25.50	25.40	25.36	25.76	25.73	25.95	26.41	26.33

At close of business on 16 September, the market price for the preferred securities was $25.60.
     As of 16 August 2004, 100% of the 22.4 million preferred securities were outstanding and were held by approximately 36,000 holders.

157 Diageo Annual Report 2004	Additional information for shareholders

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

Directors Diageo’s articles of association provide for a board of directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three directors and not more than 25 directors, who shall manage the business and affairs of Diageo. Directors may be elected by the members in a general meeting or appointed by the board of directors. In addition, at each annual general meeting one-third of the directors, representing those directors who have been in office the longest since their last election, as well as any directors appointed by the board of directors since the last annual general meeting are required to resign and are then reconsidered for election, assuming they wish to stand for re-election.

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

158 Diageo Annual Report 2004	Additional information for shareholders

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

Disclosure of interests in Diageo’s shares There are no provisions in the articles of association whereby persons acquiring, holding or disposing of a certain percentage of Diageo’s shares are required to make disclosure of their ownership percentage, although there are such requirements under the Companies Act. The basic disclosure requirement under sections 198 to 211 of the Companies Act imposes upon a person interested in the shares of Diageo a statutory obligation to notify Diageo in writing of details set out in the Companies Act where:

(a) he acquires or ceases to have an interest in shares comprising any class of Diageo’s issued and voting share capital; and

(b) as a result, either he obtains, or ceases to have:

(i)	a ‘material interest’ in 3% or more of the nominal value of any class of Diageo’s issued voting share capital; or

(ii)	an aggregate interest (whether material or not) in 10%, or more of the nominal value of any class of Diageo’s issued voting share capital or the percentage of his interest in Diageo’s issued voting share capital remains above the relevant level and changes by a whole percentage point or more.

159 Diageo Annual Report 2004	Additional information for shareholders

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

Repurchase of shares Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Act. Any shares which have been bought back must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo’s issued share capital. Diageo currently has shareholder authority to buy back up to 309,885,718 ordinary shares during the period up to the Annual General Meeting. The minimum price which must be paid for such shares is 28 101/108 pence and the maximum price is an amount equal to 105% of the average of the middle market quotations for an ordinary share for the five preceding business days.

     At the Annual General Meeting scheduled for 20 October, 2004, the board of directors will request the approval of the shareholders for an amendment to the provisions of the articles of association which govern the repurchase of shares. This amendment would remove Diageo’s obligation to cancel shares immediately upon completion of purchase and would allow Diageo to hold the purchased shares as treasury shares.

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
     Please refer to the ‘Taxation’ section below for details relating to the taxation of dividend payments.

Documents on display

The latest annual report, the annual review and any related documents of the company may be inspected at the Securities and Exchange Commission’s public reference rooms located at 450 Fifth Street, NW Washington, DC 20549. Information on the operation of the public reference room can be obtained by calling the Securities and Exchange Commission at 1 800 SEC 0330.

160 Diageo Annual Report 2004	Additional information for shareholders

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

• a person that holds ordinary shares, ADSs or preferred securities as part of a straddle or a hedging or conversion transaction; or

• a US holder (as defined below) whose functional currency is not the US dollar.

For United Kingdom tax purposes, special rules may apply, in addition to those set out above, to holders that are banks, regulated investment companies or other financial institutions. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of the United Kingdom all as currently in effect, as well as on the Conventions Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income and Capital Gains entered into force 25 April 1980 (the Old Treaty) and entered into force on 31 March 2003 (the New Treaty). These laws are subject to change, possibly on a retroactive basis.

     The New Treaty is effective in respect of taxes withheld at source for amounts paid or credited on or after 1 May 2003. Other provisions of the New Treaty took effect on 1 January 2004. The rules of the Old Treaty remained applicable until these effective dates. A US holder who would be eligible for the benefits of the Old Treaty and is eligible for the benefits of the New Treaty, however, may, in certain circumstances, elect to have the Old Treaty apply in its entirety for a period of 12 months after the applicable effective dates of the New Treaty. Holders of ordinary shares, ADSs or preferred securities are advised to consult their own tax advisers with respect to the overall tax implications of the New Treaty, including specifically the implications of making the above mentioned election.
     In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, and taking into account this assumption, for United States federal income tax purposes and for purposes of the Old Treaty and New Treaty, holders of ADRs evidencing ADSs will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax or to United Kingdom tax.

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

This section is not intended to provide specific advice and no action should be taken or omitted to be taken in reliance upon it. This discussion addresses only United States federal income tax and United Kingdom income tax, corporation tax, capital gains tax, inheritance tax and stamp taxes.

Ordinary shares or ADSs, United Kingdom taxation There is no United Kingdom withholding tax on dividends. A shareholder who is an individual resident for United Kingdom tax purposes in the United Kingdom that receives a dividend from the company will generally be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related credit, known as the gross dividend, which will be regarded as the top slice of the individual’s income. The tax credit will, however be treated as discharging the individual’s liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend calculated as 32.5% of the gross dividend less the related tax credit. A shareholder that is a company resident for tax purpose in the United Kingdom will not generally be taxable on any dividend it receives in respect of the shares. A shareholder who is not liable for tax on dividends received on the shares will not be entitled to claim payment of the tax credit in respect of those dividends.

161 Diageo Annual Report 2004	Additional information for shareholders

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

United States taxation Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend paid to a US holder by Diageo in respect of its ordinary shares or ADSs out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a non-corporate US holder after 31 December 2002 and before 1 January 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the ordinary shares or ADSs are held for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. The Internal Revenue Service recently announced that it will permit taxpayers to apply a proposed legislative change to this holding period requirement as if such change were already effective. This legislative ‘technical correction’ would change the minimum required holding period, retroactive to 1 January 2003, to more than 60 days during the 121 day period beginning 60 days before the ex-dividend date. Dividends paid by Diageo with respect to its ordinary shares or ADSs will be qualified dividend income to US holders that meet the holding period requirement. US holders that are eligible for the benefits of the Old Treaty and have properly filed Internal Revenue Form 8833 may include any United Kingdom tax deemed withheld from the dividend payment in this gross amount even though they do not in fact receive it. Subject to certain limitations, the United Kingdom tax deemed withheld in accordance with the Old Treaty and paid over to the United Kingdom will be creditable against the US holder’s United States federal income tax liability. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Under the New Treaty, a US holder will not be entitled to a United Kingdom tax refund, but also will not be subject to United Kingdom withholding tax. In that case, the US holder therefore will include in income for United States federal income tax purposes only the amount of the dividend actually received, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

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

162 Diageo Annual Report 2004	Additional information for shareholders

Taxation of capital gains. United Kingdom taxation A citizen or resident of the United States who is neither resident nor ordinarily resident in the United Kingdom will not be liable for United Kingdom tax on gains realised or accrued on the sale or other disposal of ordinary shares, ADSs or preferred securities unless the ordinary shares or ADSs or preferred securities are held in connection with a trade or business carried on by the holder in the United Kingdom through a United Kingdom branch, agency or, a permanent establishment. A US holder will be liable for United States federal income tax on such gains to the same extent as on any other gains from sale or dispositions of shares or stock.

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

PFIC rules Diageo believes that ordinary shares, ADSs and preferred securities should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares, ADSs or preferred securities, gain realised on the sale or other disposition of ordinary shares, ADSs or preferred securities would in general not be treated as capital gain. Instead, US holders would be treated as if the holder had realised such gain and certain ‘excess distributions’pro-rated over the holder’s holding period for the ordinary shares, ADSs or preferred securities and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received from Diageo will not be eligible for the special tax rates applicable to qualified dividend income if Diageo is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

United Kingdom stamp duty and stamp duty reserve tax Stamp duty reserve tax (SDRT) arises upon the deposit of an underlying ordinary share with the Depositary, generally at the higher rate of 15% of its issue price or, as the case may be, of the consideration for transfer. The Depositary will pay the SDRT but will recover an amount in respect of such tax from the initial holders of ADSs.

     No United Kingdom stamp duty will be payable on the acquisition or transfer of ADSs or preferred securities in practice, provided that the instrument of transfer is not executed in the United Kingdom and remains at all times outside the United Kingdom. Furthermore, an agreement to transfer ADSs in the form of ADRs or preferred securities will not give rise to a liability to SDRT.
     Purchases of ordinary shares will be subject to United Kingdom stamp duty, or SDRT as the case may be, at the rate of 0.5% of the price payable for the ordinary shares at the time of the transfer. However, where ordinary shares being acquired are transferred direct to the Depositary’s nominee, the only charge will generally be the higher SDRT charge of 1.5% of the price payable for the ordinary shares so acquired.

163 Diageo Annual Report 2004

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)
/s/ NC ROSE

NC Rose
Chief Financial Officer
21 September 2004

164 Diageo Annual Report 2004

Exhibits

1.1	Memorandum and Articles of Association of Diageo plc (incorporated by reference to Diageo plc’s Form 6-K filed on 15 November 2002)

2.1	Indenture, among Diageo Capital plc, Diageo plc and Citibank N.A., dated as of 3 August 1998 (incorporated by reference to Exhibit 4.1 to Diageo plc’s Registration Statement on Form F-3 (Commission File No. 333-8874))

2.2	Indenture, among Diageo Investment Corporation, Diageo plc and Citibank N.A., dated as of 1 June 1999 (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))

2.3	Indenture, among Diageo Finance B.V., Diageo plc and Citibank N.A. dated as of 8 December 2003 (incorporated by reference to Exhibit 4.4 to Diageo plc’s Registration Statement on Form F-3 (Commission File No. 333-110804))

4.1	Amended and Restated Stock Purchase Agreement among Gramet Holdings Corp., Diageo plc and Delaware Champion Acquisition Corporation, dated as of 13 December 2002 (incorporated by reference to Diageo plc’s Form 6-K filed on 10 January 2003)

4.2	Stockholders Agreement, dated 31 October 2001 by and among General Mills, Inc., Gramet Holdings Corporation and Diageo plc (incorporated by reference to Exhibit 4.3 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))

4.3	Supplemental Marketing Agreement and Waiver, dated 23 June 2004 by and among General Mills, Inc., Diageo plc and Diageo Atlantic Holdings B.V. (incorporated by reference to Exhibit (i) to Diageo plc’s Amendment No. 3 to Schedule 13D filed on 24 June 2004)

4.4	Second Amendment to Stockholders Agreement by and among General Mills, Inc., Diageo plc and Diageo Atlantic Holdings B.V. (incorporated by reference to Exhibit (j) to Diageo plc’s Amendment No. 3 to Schedule 13D filed on 24 June 2004)

4.5	SOFIA: an agreement relating to the termination of the Framework and Implementation Agreement between Diageo plc and Pernod Ricard S.A., dated 21 December 2002 (incorporated by reference to Exhibit 4.6 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))

4.6	Service Agreement, among Diageo plc and Paul Walsh, dated 7 October 1999 (incorporated by reference to Exhibit 4.6 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))

4.7	Service Agreement, among Diageo plc and Nicholas Rose, dated 1 October 2000 (incorporated by reference to Exhibit 4.7 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))

4.8	Letter Agreement, among Diageo plc and Lord Blyth of Rowington, dated 7 October 1999 (incorporated by reference to Exhibit 4.8 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))

4.9	Letter of Agreement, among Diageo plc and Lord Blyth of Rowington, dated 7 March 2002 (incorporated by reference to Exhibit 4.10 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))

4.10	Letter of Agreement, among Diageo plc and Lord Blyth of Rowington, dated 10 September 2003 (incorporated by reference to Exhibit 4.11 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))

4.11	Form of Service Agreement for Diageo plc’s executives in the United Kingdom (incorporated by reference to Exhibit 4.12 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))

4.12	Form of Service Agreement for Diageo plc’s executives in the United States (incorporated by reference to Exhibit 4.13 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))

4.13	The Diageo plc Senior Executive Share Option Plan (incorporated by reference to Exhibit 99.1 to Diageo plc’s Registration Statement on Form S-8 (File No. 333-11462))

4.14	The Diageo plc Executive Share Option Plan Rules (incorporated by reference to Exhibit 99.1 to Diageo plc’s Registration Statement on Form S-8 (File No. 333-11460))

4.15	The Diageo plc Associated Companies Share Option Plan (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))

4.16	Diageo plc Long Term Incentive Plan Rules (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))

4.17	The Diageo plc Share Incentive Plan (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (File No. 1-10691))

8.1	Principal group companies (incorporated by reference to page 154 in the Annual Report)

12.1	Certification of Paul S. Walsh filed pursuant to 17 CFR 240.13a-14(a)

12.2	Certification of Nicholas C. Rose filed pursuant to 17 CFR 240.13a-14(a)

13.1	Certification of Paul S. Walsh furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350(a) and (b)

13.2	Certification of Nicholas C. Rose furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350(a) and (b)

14.1	Consent of independent registered public accounting firm

165 Diageo Annual Report 2004

Cross reference to Form 20-F

The information in this document that is referenced in the following table and the cautionary statement concerning forward-looking statements on page 19 is included in Diageo’s 2004 Form 20-F and is filed with the US Securities and Exchange Commission (SEC).

Item	Required item in 20-F	Page

Part I

1.	Identity of directors, senior management and advisers
	Not applicable

2.	Offer statistics and expected timetable
	Not applicable

3.	Key information
	Five year information	2-6
	Risk factors	16-19

4.	Information on the company
	Business description	7-16
	Principal group companies	151

5.	Operating and financial review and prospects
	Operating and financial review	20-48
	Trend information	48
	Liquidity and capital resources	48-51
	Contractual obligations	51
	Off-balance sheet arrangements	52
	Critical UK GAAP accounting policies	54-55
	New accounting standards	55-57
	Discussion of US GAAP differences	57-59

6.	Directors, senior management and employees
	Directors and senior management	60-62
	Directors’ remuneration report	63-73
	Corporate governance report — Board of directors	74-75
	Audit committee	75
	Remuneration committee	76
	Directors’ report — Directors	80
	Employees	13

7.	Major shareholders and related party transactions
	Related party transactions	73, 154-155
	Major shareholders	155

8.	Financial information
	Dividends	5
	Report of independent registered public accounting firm	82
	Consolidated primary financial statements	83-87
	Accounting policies	88-89
	Notes to the consolidated financial statements	90-147
	Principal group companies	151
	Legal proceedings	153

9.	The offer and listing
	Trading market for shares	155

Item	Required item in 20-F	Page

10.	Additional information
	Material contracts	153-154
	Share capital	155
	Memorandum and articles of association	157-159
	Exchange controls	159
	Documents on display	159
	Taxation	160-162

11.	Quantitative and qualitative disclosures about market risk
	Risk management	52-53
	Sensitivity analysis	53-54

12.	Description of securities other than equity securities
	Not applicable

Part II

13.	Defaults, dividend arrearages and delinquencies
	Not applicable

14.	Material modifications to the rights of security holders and use of proceeds
	Not applicable

15.	Controls and procedures
	Filing assurance committee	77

16A.	Audit committee financial expert	75
16B.	Compliance programme	77
16C.	Auditor fees	96
16D.	New York Stock Exchange corporate governance rules	79
16E.	Purchases of own shares	80

17.	Financial statements
	Not applicable

Part III

18.	Financial statements
	Report of independent registered public accounting firm	82
	Consolidated primary financial statements	83-87
	Accounting policies	88-89
	Notes to the consolidated financial statements	90-147
	Principal group companies	151

19.	Exhibits	164

Additional information
Unaudited computation of ratio of earnings to fixed charges and preferred share dividends		152
Glossary of terms and US equivalents		166

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

166 Diageo Annual Report 2004

Glossary of terms and US equivalents

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Term used in UK annual report	US equivalent or definition
Acquisition accounting	Purchase accounting
Associates	Entities accounted for under the equity method
American Depositary Receipt (ADR)	Receipt evidencing ownership of an ADS
American Depositary Share (ADS)	Registered negotiable security, listed on the New York Stock Exchange, representing four Diageo plc ordinary shares of 28 101/108 pence each
Called up share capital	Common stock
Capital allowances	Tax depreciation
Capital redemption reserve	Other additional capital
Company	Diageo plc
Creditors	Accounts payable and accrued liabilities
Debtors	Receivables
Employee share schemes	Employee stock benefit plans
Employment or staff costs	Payroll costs
Equivalent units	An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. To convert volume of products other than spirits to equivalent units: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five and ready to drink in nine litre cases divide by 10.
Euro, €	Euro currency
Exceptional items	Items that, in management’s judgement, need to be disclosed separately by virtue of their size or incidence. Exceptional items under UK GAAP do not represent extraordinary items under US GAAP
Excise duty	Tax charged by a sovereign territory on the production, manufacture, sale or distribution of selected goods (including imported goods) within that territory. Excise duties are generally based on the quantity or alcohol content of goods, rather than their value and are typically applied to alcohol products and fuels.
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Free cash flow	Net cash flow arising from operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, and capital expenditure and financial investment
Freehold	Ownership with absolute rights in perpetuity
GAAP	Generally accepted accounting principles
GrandMet	Grand Metropolitan Public Limited Company and its consolidated subsidiaries
GrandMet PLC	Grand Metropolitan Public Limited Company
Group and Diageo	Diageo plc and its consolidated subsidiaries
Guinness Group	Former Guinness PLC and its consolidated subsidiaries
Impact	An international drinks magazine that is independent from industry participants
Merger	Merger of Grand Metropolitan Public Limited Company and Guinness PLC, effective 17 December 1997
Merger accounting	Pooling of interests
Net asset value	Book value
Net sales (after deducting excise duties)	Turnover less excise duties
Noon buying rate	Buying rate at noon in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York
Operating profit	Net operating income
Operating margin	Operating profit before exceptional items divided by turnover
Organic movement	At level exchange and after adjusting for acquisitions and disposals for continuing operations
Own shares	Treasury stock
Pillsbury	The Pillsbury Company
Pound sterling, sterling, £, pence, p	UK currency
Profit	Earnings
Profit and loss account	Income statement/statement of operations
Profit for financial year	Net income
Profit on sale of fixed assets	Gain on disposal of non-current assets
Provisions	Accruals for losses/contingencies
Recognised gains and losses	Comprehensive income
Redundancy charges	Early release scheme expenses
Reserves	Accumulated earnings, other comprehensive income and additional paid in capital
RPI	UK retail price index
Scrip dividend	Stock dividend
SEC	US Securities and Exchange Commission
Share premium account	Additional paid-in capital or paid-in surplus
Shareholders’ funds	Shareholders’ equity
Shares	Common stock
Shares and ordinary shares	Diageo plc’s ordinary shares
Shares in issue	Shares issued and outstanding
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Trade debtors	Accounts receivable (net)
Turnover	Revenue/sales
US dollars, US$, $, ¢	US currency