Form 20-F
period 2005-06-30
DIAGEO PLC
filed 2005-09-20
CIK 835403

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	30 June 2005

Commission file number:	1-10691
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 3,050,366,084 ordinary shares of 28 101/108 pence each.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑          No☐
Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 ☐          Item 18 ☑
This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 30 June 2005 of Diageo plc (the 2005 Form 20-F). Reference is made to the cross reference to Form 20-F table on pages 164 to 165 hereof (the Form 20-F Cross reference table). Only (i) the information in this document that is referenced in the Form 20-F Cross reference table, (ii) the cautionary statement concerning forward-looking statements on page 21 and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statements on Form F-3 (File Nos. 333-10410, 333-14100 and 333-110804) and Registration Statements on Form S-8 (File Nos. 333-08090, 333-08092, 333-08094, 333-08096, 333-08098, 333-08102, 333-08104, 333-08106, 333-09770, 333-11460 and 333-11462), and any other documents, including documents filed by Diageo plc pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2005 Form 20-F. Any information herein which is not referenced in the Form 20-F Cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference.

DIAGEO

Celebrating life, every day, everywhere

Annual Report 2005

Contents

3	Five year information

8	Business description
8	Overview
8	Strategy
9	Continuing operations – Premium drinks
17	Disposed businesses
17	Recent developments
18	Risk factors
21	Cautionary statement concerning forward-looking statements

22	Operating and financial review
22	Introduction
23	Operating results – 2005 compared with 2004
35	Operating results – 2004 compared with 2003
47	Trend information
48	Liquidity and capital resources
51	Contractual obligations
52	Off-balance sheet arrangements
52	Risk management
54	Sensitivity analysis
54	Critical accounting policies
56	Discussion of US GAAP differences
58	New accounting standards

60	Directors and senior management
63	Directors’ remuneration report
73	Corporate governance report
80	Directors’ report

81	Consolidated financial statements
82	Report of independent registered public accounting firm
83	Consolidated profit and loss account
85	Consolidated balance sheet
86	Consolidated cash flow statement
86	Movements in net borrowings
87	Consolidated statement of total recognised gains and losses
87	Note of consolidated historical cost profits and losses
88	Accounting policies
90	Notes to the consolidated financial statements
144	Company balance sheet
145	Notes to the company balance sheet
147	Principal group companies

148	Unaudited computation of ratio of earnings to fixed charges and preferred share dividends

149	Reporting under International Financial Reporting Standards

152	Additional information for shareholders
152	Legal proceedings
152	Material contracts
153	Related party transactions
154	Share capital
156	Memorandum and articles of association
158	Exchange controls
158	Documents on display
159	Taxation
162	Signature
163	Exhibits
164	Cross reference to Form 20-F

166	Glossary of terms and US equivalents
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1

This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2005.
This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. For more details, please refer to the cautionary statement concerning forward-looking statements on page 21.
The market data contained in this document is taken from independent industry sources in the markets in which Diageo operates.
This report includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use. In this report, the term ‘company’ refers to Diageo plc and the terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries, except as the context otherwise requires. A glossary of terms used in this report is included at the end of the document.
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

Five year information
The following table presents selected consolidated financial data for Diageo for the five years ended 30 June 2005 and as at the respective year ends. The UK GAAP and the US GAAP data for the five years ended 30 June 2005 have been derived from Diageo’s audited consolidated financial statements.

Year ended 30 June
	2005	2004	2003	2002	2001
Profit and loss account data (1)	£ million	£ million	£ million	£ million	£ million

UK GAAP

Turnover:

Continuing operations	9,036	8,891	8,802	8,539	7,498

Discontinued operations (2)	–	–	479	2,361	4,609

Total turnover	9,036	8,891	9,281	10,900	12,107

Operating profit before exceptional items: (3)(4)

Continuing operations	1,944	1,911	1,902	1,670	1,432

Discontinued operations (2)	–	–	53	330	673

Total operating profit before exceptional items	1,944	1,911	1,955	2,000	2,105

Exceptional items charged to operating profit (4)	(208)	(40)	(168)	(470)	(228)

Operating profit	1,736	1,871	1,787	1,530	1,877

Other exceptional items (4)	27	(58)	(1,318)	750	(4)

Profit for the year	1,375	1,392	50	1,589	1,210

US GAAP (2)

Sales	9,170	8,777	9,153	10,760	11,868

(Losses)/gains on disposals of businesses	(2)	97	16	1,843	(8)

Operating income (5)	1,768	1,928	955	3,630	1,346

Net income (5)	1,470	1,700	434	2,554	758

Per share data	pence	pence	pence	pence	pence

UK GAAP

Dividend per share (6)	29.55	27.6	25.6	23.8	22.3

Earnings per share:

Basic	46.3	45.9	1.6	47.9	35.8

Diluted	46.2	45.9	1.6	47.9	35.8

Earnings before exceptional items per share:

Basic	49.1	48.2	47.7	43.1	41.7

Diluted	49.0	48.2	47.7	43.1	41.7

US GAAP

Basic earnings per ordinary share	49.5	56.1	13.9	77.0	22.4

Diluted earnings per ordinary share	49.4	56.1	13.9	77.0	22.4

Basic earnings per ADS	198.0	224.4	55.6	308.0	89.6

Diluted earnings per ADS	197.6	224.4	55.6	308.0	89.6

Diageo Annual Report 2005	3	Five year information

As at 30 June
	2005	2004	2003	2002	2001
Balance sheet data (1)	£ million	£ million	£ million	£ million	£ million

UK GAAP

Net current assets/(liabilities) (7)	832	44	(1,023)	(686)	(512)

Total assets	13,286	14,090	15,188	17,545	16,737

Net borrowings (7)	3,697	4,144	4,870	5,496	5,479

Shareholders’ funds	3,641	3,692	2,801	5,029	5,328

Called up share capital (8)	883	885	897	930	987

US GAAP

Total assets (9)	21,570	23,071	24,071	26,153	25,955

Long term obligations (7)	3,751	3,381	3,149	3,892	4,029

Shareholders’ equity	9,853	10,287	9,344	11,316	11,880

	million	million	million	million	million

Number of ordinary shares (8)	3,050	3,057	3,100	3,215	3,411

Notes to the selected consolidated financial data
1 UK GAAP accounting policies There have been no new UK GAAP accounting standards applicable to the group for the year ended 30 June 2005. The group adopted the reporting requirements of FRS 17 – Retirement benefits in its primary financial statements for the year ended 30 June 2004. The profit and loss account information for the year ended 30 June 2001 was not restated for FRS 17 as the information was not readily available without unreasonable effort or expense.
2 Discontinued operations Included within UK GAAP discontinued operations are the quick service restaurants business (Burger King – sold 13 December 2002) and the packaged food businesses (Pillsbury – sold 31 October 2001).The quick service restaurants and packaged food businesses have been included in continuing operations under US GAAP. There are no discontinued operations under US GAAP.
3 Brands and goodwill An analysis of goodwill amortisation charged to UK GAAP operating profit is as follows:

Year ended 30 June
	2005	2004	2003	2002	2001
	£ million	£ million	£ million	£ million	£ million

Continuing operations	(3)	(2)	(2)	(2)	(2)

Discontinued operations	–	–	(2)	(10)	(24)

	(3)	(2)	(4)	(12)	(26)

In addition, in the year ended 30 June 2005, there was an impairment charge to goodwill of £5 million in respect of a distribution business in Ireland.

Diageo Annual Report 2005	4	Five year information

Five year information continued
4 Exceptional items An analysis of exceptional items before taxation under UK GAAP is as follows:

Year ended 30 June
	2005	2004	2003	2002	2001
	£ million	£ million	£ million	£ million	£ million

Exceptional items (charged)/credited to operating profit

Continuing operations:

Thalidomide Trust	(149)	–	–	–	–

Seagram integration costs	(30)	(40)	(177)	(164)	–

Park Royal brewery accelerated depreciation	(29)	–	–	–	–

Other integration and restructuring costs	–	–	(48)	(65)	(153)

Bass distribution rights	–	–	57	–	–

José Cuervo settlement	–	–	–	(220)	–

	(208)	(40)	(168)	(449)	(153)

Discontinued operations	–	–	–	(21)	(75)

	(208)	(40)	(168)	(470)	(228)

Other exceptional items

Share of associates’ exceptional items	–	(13)	(21)	(41)	–

(Losses)/gains on disposal of fixed assets	(19)	(35)	(43)	(22)	19

(Losses)/gains on disposal and termination of businesses – continuing	(7)	(13)	16	512	28

– discontinued	53	3	(1,270)	301	(51)

	27	(58)	(1,318)	750	(4)

Exceptional items under UK GAAP do not represent extraordinary items under US GAAP.
5 Operating income An analysis of unusual income/charges, excluding gains/losses on disposal of businesses and gains/losses on disposal of fixed assets, included in, and affecting the comparability of, operating income and net income under US GAAP, is as follows:

Year ended 30 June
	2005	2004	2003	2002	2001
	£ million	£ million	£ million	£ million	£ million

Thalidomide Trust	(121)	–	–	–	–

Seagram integration costs	(30)	(40)	(154)	(82)	–

Other integration and restructuring costs	–	–	(48)	(48)	(169)

Bass distribution rights	–	–	57	–	–

José Cuervo settlement	–	–	–	(194)	–

Derivative instruments in respect of General Mills shares	27	28	(4)	166	–

Burger King impairment charges and transaction costs (net)	53	(38)	(750)	(135)	–

	(71)	(50)	(899)	(293)	(169)

Diageo Annual Report 2005	5	Five year information

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

Year ended 30 June
		2005	2004	2003	2002	2001
		pence	pence	pence	pence	pence

Per ordinary share	Interim	11.35	10.6	9.9	9.3	8.9

	Final	18.20	17.0	15.7	14.5	13.4

	Total	29.55	27.6	25.6	23.8	22.3

		$	$	$	$	$

Per ADS	Interim	0.81	0.77	0.61	0.54	0.51

	Final	1.30	1.24	1.06	0.90	0.78

	Total	2.11	2.01	1.67	1.44	1.29

Note: The final dividend for the year ended 30 June 2005 will be paid on 24 October 2005. Payment to US ADR holders will be made on 28 October 2005. In the table above, an exchange rate of £1 = $1.79 has been assumed. The exact amount of the payment to US ADR holders will be determined by the rate of exchange on 24 October 2005.
7 Definitions Net current assets/liabilities are defined as current assets less current liabilities. Net borrowings are defined as total borrowings (i.e. short term borrowings and long term borrowings plus finance lease obligations) less cash at bank and liquid resources, interest rate and foreign currency swaps and current asset investments. Long term obligations are defined as long term borrowings and capital lease obligations which fall due after more than one year.
8 Share capital The called up share capital represents the par value of ordinary shares of 28 101/108 pence in issue. The number of ordinary shares represents the number of shares in issue and fully paid up at the balance sheet date. Of these, 43 million (2004 – 43 million; 2003 –45 million; 2002 – 39 million; 2001 – 35 million) are held in employee share trusts and 86 million are held as treasury shares, purchased during the year ended 30 June 2005 at a cost of £649 million. These shares are deducted in arriving at shareholders’ funds. During the year ended 30 June 2005, the group repurchased, and subsequently cancelled, 8 million ordinary shares at a cost of £61 million (2004 – 43 million ordinary shares, cost of £306 million; 2003 – 116 million ordinary shares, cost of £852 million; 2002 – 198 million ordinary shares, cost of £1,658 million; 2001 – 18 million ordinary shares, cost of £108 million).
9 Burger King Under UK GAAP, the sale of Burger King was accounted for as a disposal and the results prior to disposal are presented within discontinued operations. Under US GAAP, the transaction is not accounted for as a disposal due to the size of the investment made by the buyer and Diageo’s continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance. Under US GAAP, the results of Burger King prior to 13 December 2002 (the completion date) are presented as continuing operations in the income statement and, on the completion of the transaction, a charge for impairment has been recognised rather than a loss on disposal. Following the completion date, Diageo does not recognise profits of Burger King in its income statement but would, generally, reflect losses as an impairment charge against the assets retained on the balance sheet. In the US GAAP balance sheet, the total assets and total liabilities of Burger King at 30 June 2005 (including consideration deferred under US GAAP) classified within ‘other long term assets’ and ‘other long term liabilities’ were each £1.2 billion (2004 – £1.2 billion). On 13 July 2005 Burger King refinanced its external borrowings on a stand-alone basis, releasing Diageo of its obligations under the guarantee relating to that debt. Accordingly, the transaction will be accounted for as a disposal in the year ending 30 June 2006. In the period 1 July 2002 to 13 December 2002, Burger King contributed, under US GAAP, sales of £479 million (year ended 30 June 2002 – £1,123 million; 2001 – £1,042 million) and operating income of £38 million (year ended 30 June 2002 – £64 million, 2001 – £36 million).

Diageo Annual Report 2005	6	Five year information

Five year information continued
10 Exchange rates A substantial portion of the group’s assets, liabilities, revenues and expenses is denominated in currencies other than pound sterling, principally US dollars. For a discussion of the impact of exchange rate fluctuations on the company’s financial condition and results of operations, see ‘Operating and financial review – Risk management’.
     The following table shows, for the periods indicated, information regarding the US dollar/pound sterling exchange rate, based on the noon buying rate, expressed in US dollars per £1.

Year ended 30 June
	2005	2004	2003	2002	2001
	$	$	$	$	$

Period end	1.79	1.81	1.65	1.52	1.41

Average rate (a)	1.86	1.75	1.59	1.45	1.45

(a) The average of the noon buying rates on the last business day of each month during the year. These rates have been provided for your convenience. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the consolidated financial statements. See note 2 (i)(c) to the consolidated financial statements for the actual rates used.
The following table shows period end and average US dollar/pound sterling noon buying exchange rates by month, for the period to 31 August 2005, expressed in US dollars per £1.

2005
	August	July	June	May	April	March
	$	$	$	$	$	$

Period end	1.80	1.76	1.79	1.82	1.91	1.89

Average rate	1.79	1.75	1.82	1.86	1.90	1.90

The average exchange rate for the period 1 to 16 September 2005 was £1 = $1.83 and the noon buying rate on 16 September 2005 was £1 = $1.80.

Diageo Annual Report 2005	7	Five year information

Business description
Overview
Diageo is the world’s leading premium drinks business with a collection of international brands. Diageo was the thirteenth largest publicly quoted company in the United Kingdom in terms of market capitalisation on 15 September 2005, with a market capitalisation of approximately £24 billion.
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
     Diageo is the world’s leading branded premium spirits business by volume, sales revenue and operating profit. Diageo also brews and markets beer and produces and sells wine. It produces and distributes a wide range of premium brands, including Smirnoff vodka, Johnnie Walker Scotch whiskies, Guinness stout, Baileys Original Irish Cream liqueur, J&B Scotch whisky, Captain Morgan rum and Tanqueray gin. In addition it also owns the distribution rights for the José Cuervo tequila brands in the United States and other countries.
Strategy
Diageo is a global consumer goods company focused on premium drinks. The group operates across the total beverage alcohol sector, owning leading brands in spirits, wine and beer.
     Diageo’s strategy is to generate consistent top line growth while enhancing its operating margins.
     Diageo’s brands are the platform from which its strategy will be delivered. The company’s leadership position in premium drinks is based on its ownership of a number of the world’s most important brands. Diageo manages nine of the world’s top 20 premium distilled spirits brands as defined by Impact, a publication which compiles volume statistics for the international drinks industry.
     The consumer appeal of Diageo’s brands across broad geographies has enabled the company to build individual market-leading positions in some of the world’s most profitable markets for premium drinks. Diageo’s global business is managed as three regions, North America, Europe and International, led by market presidents who each report to the chief executive.
     Diageo’s size provides an opportunity for significant scale efficiencies in operations and marketing effectiveness. Diageo uses this scale to ensure cost efficiencies, to enable the dissemination of consumer insight across brands and markets and to better serve its customers and consumers.
     The low capital intensity of the business means that Diageo generates high levels of free cash flow. Diageo will continue to review opportunities to invest in acquisitions which are consistent with its strategy of focusing on premium drinks. Diageo is committed to returning surplus cash to shareholders by means of its dividend and its share buy-back programme.
     Diageo’s position in premium drinks enables the company to attract and develop talented people with the capabilities to contribute to the successful delivery of Diageo’s strategy. Diageo will ensure that its employees are supported as they develop.
Market participation Diageo targets its geographical priorities in terms of the major regional economies in which it operates. These markets are managed in three regions: North America, Europe and International. International markets comprise Latin America and the Caribbean, Africa, the Middle East and India, China and other Asian markets, Australia and New Zealand, and the Global Duty Free business. North America accounts for the largest amount of Diageo’s operating profit.
Product offering Diageo manages its brands in terms of global priority brands, local priority brands, and category brands. Acting as the main focus for the business, global priority brands are Diageo’s primary growth drivers across markets. Local priority brands have market-leading positions in the markets in which they are distributed. They drive growth on a significant scale but with a narrower geographic reach than the global priority brands. Category brands comprise the smaller scale brands in Diageo’s collection.
Business effectiveness Over the long term, Diageo’s strategy will be continually focused on driving growth and increasing shareholder value.
     Diageo has completed a number of acquisitions and disposals consistent with its strategy of focusing on its premium drinks business. Between the merger in December 1997 and 30 June 2005 the group has received approximately £9.7 billion from disposals (including £4.3 billion from the sale of Pillsbury, £1.2 billion from the sale of General Mills shares and £0.6 billion from the sale of Burger King) and spent approximately £4.7 billion on acquisitions. On 21 December 2001, Diageo and Pernod Ricard S.A. (Pernod Ricard) completed the acquisition of the spirits and wine businesses of The Seagram Company Ltd (Seagram) from Vivendi Universal SA (Vivendi) for $8.15 billion (£5.62 billion) in cash subject to certain debt, working capital and other adjustments. Diageo’s share of the purchase price after adjustment was £3.7 billion.

Diageo Annual Report 2005	8	Business description

Business description continued
Continuing operations – Premium drinks
Diageo is engaged in a broad range of activities within the beverage alcohol industry. Its operations include producing, distilling, brewing, bottling, packaging, distributing, developing and marketing a range of brands in approximately 180 markets around the world. Diageo markets a wide range of recognised beverage alcohol brands including a number of the world’s leading spirits and beer brands. The brand ranking information below, when comparing volume information with competitors, has been sourced from data published during 2005 by Impact. Market data information is taken from industry sources in the markets in which Diageo operates. Seventeen of the group’s owned brands were among the top 100 premium distilled spirits brands worldwide, as ranked by Impact, in calendar year 2004.
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
     In the year ended 30 June 2005, Diageo sold 101 million equivalent units of spirits (including ready to drink), 22 million equivalent units of beer and 3 million equivalent units of wine. In the year ended 30 June 2005, ready to drink products contributed 7 million equivalent units of total volume, of which Smirnoff ready to drink variants accounted for 5 million equivalent units. Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five and ready to drink in nine litre cases divide by 10.
     The premium drinks portfolio comprises brands owned by the company as a principal, and brands the company holds under agency agreements. The portfolio includes:
Global priority brands
Smirnoff vodka and Smirnoff ready to drink products
Johnnie Walker Scotch whiskies
Guinness stout
Baileys Original Irish Cream liqueur
J&B Scotch whisky
Captain Morgan rum
José Cuervo tequila (agency brand in North America and many other markets)
Tanqueray gin

Other spirits brands include:
Crown Royal Canadian whisky
Buchanan’s De Luxe whisky
Gordon’s gin and vodka
Windsor Premier whisky
Bell’s Extra Special whisky
Dimple/Pinch whisky
Seagram’s 7 Crown American whiskey
Old Parr whisky
Seagram’s VO Canadian whisky
Bundaberg rum
Ursus vodka
Bushmills Irish whiskey
Wine brands include:
Beaulieu Vineyard wine
Sterling Vineyards wine
Chalone Vineyards wine
Blossom Hill wine
Piat d’Or wine
Other beer brands include:
Harp Irish lager
Smithwick’s ale
Malta non-alcoholic malt
Red Stripe lager

Diageo’s agency agreements vary depending on the particular brand, but tend to be for a fixed number of years. Diageo’s principal agency brand is José Cuervo in North America and many other markets. There can be no assurances that Diageo will be able to prevent termination of distribution rights or rights to manufacture under licence, or renegotiate distribution rights or rights to manufacture under licence on favourable terms when they expire.
     Diageo also brews and sells other companies’ beer brands under licence, including Budweiser and Carlsberg lagers in Ireland, Heineken lager in Jamaica and Tiger beer in Malaysia.

Diageo Annual Report 2005	9	Business description

Global priority brands Diageo has eight global priority brands that it markets worldwide. Diageo considers these brands to have the greatest current and future earnings potential. Each global priority brand is marketed consistently around the world, and therefore can achieve scale benefits. The group manages and invests in these brands on a global basis. In the year ended 30 June 2005, global priority brands contributed 59% of total volume and achieved turnover of £5,221 million.
     Figures for global priority brands include related ready to drink products, unless otherwise indicated.
     Smirnoff is Diageo’s highest volume brand and achieved sales of 25.2 million equivalent units in the year ended 30 June 2005. Smirnoff is ranked, by volume, as the number one premium vodka and the number two premium spirit brand in the world.
     Johnnie Walker Scotch whiskies comprise Johnnie Walker Red Label, Johnnie Walker Black Label and several other brand variants.
During the year ended 30 June 2005, Johnnie Walker Red Label sold 7.7 million equivalent units and was ranked, by volume, as the number one premium Scotch whisky and the number five premium spirit brand in the world. Johnnie Walker Black Label sold 4.0 million equivalent units and the remaining variants sold 0.6 million equivalent units in the year ended 30 June 2005.
     Guinness is the group’s only global priority beer brand, and for the year ended 30 June 2005 achieved volume of 11.4 million equivalent units.
     Baileys, ranked the number one liqueur in the world, sold 6.7 million equivalent units in the year ended 30 June 2005.
     Captain Morgan is ranked as the number two premium rum brand in the world and contributed 6.5 million equivalent units in the year ended 30 June 2005.
     Other global priority brands were also ranked, by volume, among the leading premium distilled spirits brands by Impact. These include: J&B Scotch whisky (comprising J&B Rare, J&B Select, J&B Reserve, J&B -6°C and J&B Jet), ranked the number two premium Scotch whisky in the world; José Cuervo, ranked the number one premium tequila in the world; and Tanqueray, ranked the number four premium gin brand in the world. During the year ended 30 June 2005, J&B, José Cuervo and Tanqueray sold 5.9 million, 4.5 million and 1.9 million equivalent units, respectively.
Other brands Diageo manages its other brands by category, analysing them between local priority brands and category brands.
     Local priority brands represent the brands, apart from the global priority brands, that make the greatest contribution to operating profit in an individual country, rather than worldwide. Diageo has identified 30 local priority brands. Diageo manages and invests in these brands on a market by market basis and, unlike the global priority brands, may not have a consistent marketing strategy around the world for such brands. For the year ended 30 June 2005, local priority brands contributed volume of 22.7 million equivalent units, representing 18% of total volume (in nine litre equivalent units), and turnover of £1,860 million. Examples of local priority brands include Crown Royal Canadian whisky in North America, Windsor Premier whisky in South Korea, Seagram’s VO whisky and Seagram’s 7 Crown whiskey in North America, Cacique rum in Spain, Gordon’s gin in Great Britain, Bundaberg rum in Australia, Bell’s whisky in Great Britain, Smithwick’s ale in Ireland, Budweiser and Carlsberg lagers in Ireland and Sterling Vineyards wines in North America.
     The remaining brands are grouped under category brands. Other spirits achieved volume of 21.4 million equivalent units and contributed £1,229 million to Diageo’s turnover in the year ended 30 June 2005. Examples of category spirits brands are Gordon’s gin (all markets except Great Britain and North America in which it is reported as a local priority brand), Gordon’s vodka, The Classic Malt whiskies and White Horse whisky.
     In the year ended 30 June 2005, Diageo sold 4.8 million equivalent units of beers other than Guinness, achieving turnover of £403 million. Other beer volume was attributable to mainly owned brands, such as Harp Irish lager (all markets except Ireland), Kilkenny Irish beer, Malta non-alcoholic stout (all markets except Africa) and Smithwick’s ale (all markets except Ireland), with a minority being attributable to beers brewed and/or sold under licence, Tiger beer in Malaysia and Heineken lager in Jamaica.
     In addition, Diageo produces and markets a wide selection of wines. These include well known labels such as Beaulieu Vineyard and Chalone Vineyards in the United States, Blossom Hill in the United Kingdom, and Barton & Guestier and Piat d’Or in Europe. For the year ended 30 June 2005, other wine volume was 2.3 million equivalent units, contributing turnover of £323 million.
Production Diageo owns production facilities including maltings, distilleries, breweries, packaging plants, maturation warehouses, cooperages, vineyards and distribution warehouses. Production also occurs at plants owned and operated by third parties and joint ventures at a number of locations internationally.

Diageo Annual Report 2005	10	Business description

Business description continued
Approximately 80% of total production (including third party production) is undertaken in five Diageo production areas, namely the United Kingdom, Baileys, Guinness, Santa Vittoria and North America centres. The majority of these production centres have several production facilities. The locations, principal activities, products, production capacity and production volume in 2005 of these principal production centres are set out in the following table:

					Production
			Production		volume in
			capacity	*	2005	*
Production centre	Location	Principal products	million		million

United Kingdom	United Kingdom	Scotch whisky, gin, vodka,
		rum, ready to drink	58		38

Baileys	Ireland	Irish cream liqueur, vodka	12		8

Guinness	Ireland, United Kingdom	Beers, ready to drink	13		9

Santa Vittoria	Italy	Vodka, wine, rum,
		ready to drink	8		6

North America	United States, Canada	Vodka, gin, tequila, rum,
		Canadian whisky,
		American whiskey,
		flavored malt beverages,
		wine, ready to drink	65		38

*In equivalent units.
Spirits are produced in distilleries located worldwide. The principal owned distilleries are 29 whisky distilleries in Scotland, a whisky distillery in Canada and gin distilleries in the United Kingdom and the United States. Diageo produces Smirnoff vodka internationally, Popov vodka and Gordon’s vodka in the United States and Baileys in the Republic of Ireland and Northern Ireland. Rum is blended and bottled in the United States, Canada, Italy and the United Kingdom and is distilled, blended and bottled in Australia and Venezuela. All of Diageo’s maturing Scotch whisky is located in warehouses in Scotland. On 25 August 2005, Diageo acquired the Bushmills Irish whiskey distillery located in Northern Ireland.
     Diageo’s principal wineries are in the United States, France and Argentina. Wines are sold both in their local markets and overseas. Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, South Africa, Australia, the United States and Canada.
     Diageo has completed the restructuring of its production operations in Canada to reduce excess capacity following the acquisition of the Seagram spirits and wine businesses, and the associated enforced sale of the Malibu brand. The facility in LaSalle, Quebec (capacity of 10 million equivalent units) was closed in April 2005.
     Diageo’s principal brewing facilities are at the St James’s Gate brewery in Dublin and in Kilkenny, Waterford and Dundalk in the Republic of Ireland, and in Nigeria, Kenya, Malaysia, Jamaica and Cameroon. Ireland is the main export centre for the Guinness brand. In other countries, Guinness is brewed under licence arrangements.
     In June 2005, Diageo closed its Park Royal brewery in London, England and transferred all Guinness Draught production to St James’s Gate brewery in Dublin in the Republic of Ireland, to optimise utilisation and reduce ongoing costs. Guinness Draught in cans and bottles, which uses an in-container system to replicate the taste of Guinness Draught, is packaged at Runcorn and Belfast in the United Kingdom. The Runcorn facility has been enhanced during the year ended 30 June 2005 to establish and provide kegging of Guinness Draught for the Great Britain market.
Property, plant and equipment Diageo owns or leases land and buildings throughout the world. The principal production facilities are described above. As at 30 June 2005, Diageo’s land and buildings were included in the group’s consolidated balance sheet under UK GAAP at a net book value of £798 million. Diageo’s largest individual facility, in terms of net book value of property, is St James’s Gate brewery in Dublin. Approximately 88% by value of the group’s properties were owned and approximately 7% are held under leases running for 50 years or longer. Diageo’s properties primarily are a variety of manufacturing, distilling, brewing, bottling and administration facilities spread across the group’s worldwide operations, as well as vineyards in the United States. Approximately 47% and 22% of the book value of Diageo’s land and buildings comprise properties located in the United Kingdom and the United States, respectively.

Diageo Annual Report 2005	11	Business description

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
     Cream is the principal raw material used in the production of Irish cream liqueur and is sourced from Ireland. Grapes are used in the production of wine and are sourced from suppliers in the United States, France and Argentina. Other raw materials purchased in significant quantities for the production of spirits and beer are tequila, neutral spirits, molasses, rum, cereals, sugar and a number of flavours (such as juniper berries, agave, chocolate and herbs).These are sourced from suppliers around the world.
     The majority of products are supplied to customers in glass bottles. Glass is purchased from suppliers located around the world, the principal supplier being the Owens Illinois group.
     Diageo has a supply agreement with Casa Cuervo S.A. de C.V., a Mexican company, for the supply of bulk tequila used to make the José Cuervo line of tequilas and tequila drinks in the United States. The supply agreement will expire in June 2013.
     Diageo has a supply agreement with Destiléria Serrallés, Inc (Serrallés), a Puerto Rico corporation, for the supply of rum used to make the Captain Morgan line of rums and rum drinks in the United States. The supply agreement is for 10 years from 2002, with a three year notice requirement coming into effect once the original 10 year term has expired.
Marketing and distribution Diageo is committed to investing in its brands. £1,023 million was spent worldwide on marketing brands in the year ended 30 June 2005. Marketing was focused on the eight global priority brands, which accounted for 68% of total marketing expenditure in the year ended 30 June 2005.
     Diageo announced on 8 September 2004 a new geographic organisation comprising North America, Europe and International. Diageo markets and distributes its brands under this geographic organisation.
     Diageo Europe consists of the following regions and countries: Great Britain; Ireland; Northern Europe – the Nordics, Germany, France, Benelux, Austria, Switzerland and the Baltics; Southern and Eastern Europe – Greece, Turkey, Italy, Poland, Hungary, Czech Republic, Slovakia, the former Yugoslavia, Cyprus, Malta, Israel, Romania, Bulgaria, Albania and Russia; and Iberia comprising Spain, Portugal and the Canary Islands.
     Diageo International consists of the following regions and countries: Latin America and the Caribbean, Africa, the Middle East and India, China and other Asian markets, Australia and New Zealand, and Global Duty Free.
     There has been no change to the composition of the Diageo North America operating unit.
     In the year ended 30 June 2005, North America, Europe and International contributed 37%, 33% and 30% respectively of the group’s operating profit before exceptional items and corporate costs.
An analysis of turnover and operating profit before exceptional items by market for the year ended 30 June 2005 is as follows:

		Operating
	Turnover	profit/(loss)	*
	£ million	£ million

North America	2,619	778

Europe	3,852	692

International	2,503	627

Corporate	62	(153)

Total	9,036	1,944

*Before exceptional items.

Diageo Annual Report 2005	12	Business description

Business description continued
North America North America is the largest market for Diageo in terms of operating profit before exceptional items, and the largest market for premium drinks in the world. Diageo markets its products through 14 business teams or clusters.
     The 14 teams or clusters are managed as a single business unit, US Spirits. National brand strategy and strategic accounts marketing are managed at the corporate North America level. The clusters market the majority of Diageo’s collection of spirits (including Smirnoff vodka, Baileys Irish Cream liqueur, José Cuervo tequila, Captain Morgan rum, Crown Royal Canadian whisky, Seagram’s 7 Crown American whiskey, Seagram’s VO Canadian whisky and, from 1 July 2004, Johnnie Walker, Tanqueray, Tanqueray No.TEN, Cîroc, J&B, Buchanan’s, Pinch, Cardhu and The Six Classic Malts of Scotland – Talisker, Lagavulin, Oban, Glenkinchie, Dalwhinnie and Cragganmore) across the United States. Diageo-Guinness USA distributes Diageo’s US beer portfolio (Guinness stout, Harp lager, Kaliber non-alcoholic lager and Red Stripe lager) as well as the group’s flavored malt beverages (Smirnoff Ice, Smirnoff Ice Triple Black, and Smirnoff Twisted V). Diageo Chateau & Estate Wines markets all Diageo’s wine brands (such as Beaulieu Vineyard, Sterling Vineyards and the Chalone brands including Chalone Vineyards and Hewitt Vineyards) across the United States. The Canada business unit distributes the group’s spirits, wine and beer portfolio across all Canadian territories.
     Within the United States, there are two types of regulatory environments: open states and control states. In open states, spirits companies are allowed to sell spirits, wine and beer directly to independent distributors. In the open states within the United States, Diageo trades through a three tier distribution system, where the product is initially sold to distributors, who then sell it to on and off premise retailers. In some states, such as Texas, Diageo sells its products on premise through a four tier system, whereby Diageo sells to large distributors, which then sell to off premise retailers, and off premise retailers with special Class B licences sell to on premise retailers. In most control states, Diageo markets its spirits products to state liquor control boards through the bailment warehousing system, and from there to state liquor stores. There are variations, for example certain states control distribution but not retail sales. Generally, wines are treated in the same way as spirits, although some states that are control states for spirits are open states for wines. Beer distribution follows open states regulation across the entire United States. In Canada, spirits distribution laws are similar to those of control states in the United States. In Canada, beer distribution laws are generally similar to those for spirits. Diageo, however, has some licenses to direct-deliver keg beer to licensed accounts, which account for approximately 53% of Diageo’s beer business in Canada.
     The completion of the Seagram acquisition in December 2001 provided Diageo with the opportunity to pursue consolidation of its distributors in a strategy called Next Generation Growth (NGG). Building on the Seagram integration, the strategy focuses on consolidating the distribution of Diageo’s US spirits and wine and former Seagram brands into a single distributor in each state wherever possible. The strategy provided sufficient economies of scale to support the distributor changes, a consolidated network limiting duplication of activities between Diageo and the distributor, increased Diageo and distributor selling capabilities and employed a number of alternative approaches to optimise product distribution. During the year ended 30 June 2005, Diageo consolidated its business in additional states bringing the total to 39 states plus Washington DC. These 39 states, together with Washington DC, represent nearly 85% of Diageo’s US spirits and wine volume. Across the United States, Diageo’s distributors and brokers have over 2,100 dedicated sales people focused on selling Diageo’s spirits and wines brands. In future, Diageo’s focus will be on helping build the capabilities and selling tools of the distributors’ dedicated sales force and creating a more efficient and effective value chain.
     In the year ended 30 June 2005, the states of South Carolina, Delaware and Nebraska were consolidated and negotiations are underway in several additional states. The majority of the remaining states are franchise states that will be consolidated as opportunities arise.
Europe Diageo Europe covers Great Britain, Ireland, Iberia, Northern Europe, Southern and Eastern Europe and Russia.
     In Great Britain Diageo markets its products via three business units: Diageo GB (spirits, beer and ready to drink), Percy Fox & Co (wines) and Justerini & Brooks Retail (private client wines). Products are distributed both via independent wholesalers and directly to the major grocers, convenience and specialist stores. In the on trade (for example, licensed major bars and restaurants), products are sold through the major brewers, multiple retail groups and smaller regional independent brewers and wholesalers. The customer base in Great Britain has seen consolidation in recent years in both the on trade and home consumption channels. In particular, Great Britain’s top four national multiple grocers together make up over 45% of home consumption total spirits volume.
     Ireland comprises the Republic of Ireland and Northern Ireland. In both territories, Diageo sells and distributes directly to both the on trade and the off trade (for example, retail shops and wholesalers) through a telesales operation, extensive sales calls to outlets and third party logistics providers. The Guinness, Smirnoff and Baileys brands are market leaders in their respective categories of long alcoholic drinks, vodka and cream liqueurs. Budweiser and Carlsberg lagers, also major products in the Diageo collection of brands in Ireland, are brewed and sold under licence in addition to the other local priority brands of Smithwick’s ale and Harp lager.

Diageo Annual Report 2005	13	Business description

Across the remainder of the Europe region, and including the majority of the markets within Northern and Southern and Eastern Europe, Diageo distributes its spirits brands primarily through its own distribution companies. Exceptions to this are:
•	France, where Diageo sells its spirits and wine products through a joint arrangement with Moët Hennessy, and its beer products through Interbrew;
•	Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Albania, Cyprus, Malta, Croatia, former Yugoslav republic of Macedonia, Bosnia-Herzegovina and Slovenia where Diageo also sells and markets its brands via local distributors;
•	Russia, where Diageo’s products are distributed in conjunction with a local company, Roust; and
•	in the Nordic countries, where Diageo has sales offices in Sweden, Norway and Denmark, and representation through third party distributors in Finland and Iceland. In all Nordic markets except Denmark, off premise sales are controlled by state monopolies, with alcohol tax rates among the highest in the world, and border trade and duty free are important sources of purchase.
A specialist unit for the distribution of Diageo’s beer brands in continental Europe was formed in July 2004 in order to achieve synergies in the marketing and distribution of Guinness, Harp and Kilkenny brands within continental Europe. These brands are distributed by the specialist unit both in the on trade and off trade with special focus on the markets in Germany, Italy and France, which are the largest continental European beer markets by size for Diageo.
International Diageo International covers Latin America and the Caribbean, Africa, the Middle East and India, China and other Asian markets, Australia and New Zealand, and Global Duty Free.
     In Latin America and the Caribbean, distribution is achieved through a mixture of Diageo companies and third party distributors. In addition, Diageo owns a controlling interest in Desnoes & Geddes Limited, the Jamaican local brewer of Red Stripe lager.
     Africa (excluding North Africa) is one of the longest established and largest markets for the Guinness brand, with the brewing of Guinness Foreign Extra Stout in a number of African countries, either through subsidiaries or under licence. Last July, Diageo entered into a three way joint venture with Heineken and Namibia Breweries Limited in South Africa. Diageo has a wholly-owned subsidiary in Cameroon and also has majority-owned subsidiaries in Nigeria, Kenya, Uganda, Réunion and the Seychelles. In Ghana, Diageo and Heineken have amalgamated the businesses of Guinness Ghana Limited (Diageo) and Ghana Breweries Limited (Heineken) to achieve a number of commercial and operational synergy benefits.
     In the Middle East and India, distribution is achieved mainly through third party distributors. Lebanon is an exception, where a Diageo majority-owned joint venture distributes most of the Diageo brands sold there.
     Elsewhere in Asia, Diageo works with a number of joint venture partners. In Singapore, Malaysia, Hong Kong, People’s Republic of China, Thailand, Japan and Taiwan, Diageo distributes its spirits and wine brands through joint arrangements with Moët Hennessy. Diageo recently entered into a distribution agreement with Citic/Sims for the distribution by that company of certain spirits products in the People’s Republic of China. In South Korea, Diageo’s own distribution company distributes the majority of Diageo’s brands. The remaining brands are distributed through third party distributors. In Japan, Guinness beer is distributed through an associated company of the group, a joint venture with Sapporo Breweries. There is also a direct relationship with Sapporo Breweries for distribution of Smirnoff Ice. In Malaysia and Singapore, Diageo’s own and third party beers are brewed by the joint venture company that Diageo owns with Asia Pacific Breweries. Generally the remaining markets are served by third party distribution networks monitored by regional offices.
     In Australia, Diageo has its own distribution company as well as a distribution arrangement with VOK beverages, and also has licensed brewing arrangements with Carlton-United Breweries. In New Zealand, Diageo operates through third party distributors and has licensed brewing arrangements with Lion Nathan.
     Global Duty Free is Diageo’s sales and marketing organisation which targets the international duty free consumer in duty free outlets such as airport shops, airlines and ferries around the world. The global nature of this organisation allows a co-ordinated approach to brand building initiatives and builds on shopper insights in this trade channel, where consumer behaviour tends to be different from domestic markets.

Diageo Annual Report 2005	14	Business description

Business description continued
Seasonal impacts The Christmas holiday season provides the peak period for sales. Historically, approximately 30% of sales volume occurs in the last three months of each calendar year.
Employees Releasing the potential of every employee is recognised as one of Diageo’s core strategic imperatives to deliver enhanced business performance.
The organisation and people strategy determines our ability to:
•	Attract,retain and professionally grow a deep pool of diverse, talented employees
•	Utilise our recognition and reward programmes to stimulate outstanding team and individual performance contributions
•	Ensure Diageo adapts its organisation and working environment to maximise employee contribution and deliver performance goals.
The focus on accessing the very best talent, from the widest possible global talent pools, is to provide the ideas, innovation and performance outcomes necessary to achieve the company’s ambitions for itself and its stakeholders. Opportunities for employment, training and career progression are determined on the basis of each individual’s aptitude and ability, irrespective of their gender, ethnic origin, nationality, age, religion, sexual orientation or disability. The monitoring of progress against organisation and people development plans is integral to the ongoing business review process.
     The compensation packages provided for employees are regularly benchmarked against other employers in the geographies where Diageo operates, so as to ensure that the value of the roles they perform are competitively positioned and that employees’ contributions are fairly recognised. Where feasible, the compensation packages on offer include a flexibility of choice from a range of options. The group also has a variety of plans in place to promote share ownership which enable employees to share in the achievements and future growth of the business. Currently there are 16 countries operating sharesave plans.
     Employee policies are designed to take account of external legislation and internal codes of conduct, as well as Diageo’s values as an organisation. Diageo is committed to the safety and wellbeing of employees at work. In particular it promotes responsible drinking behaviour among its workforce.
     Diageo strives to foster a sense of pride in employees working for Diageo through a wide range of communication methods across the business. The senior leadership community is committed to open and continuous dialogue with its employees as a way to inform and engage them in the group’s strategy and business goals. They are also committed to honouring its obligations to consult openly and regularly with employee representative forums and/or trade unions where appropriate.
Diageo’s average number of employees during each of the three years ended 30 June 2005 was as follows:

2005				2004			2003
	Full	Part		Full	Part		Full	Part
	time	time	Total	time	time	Total	time	time	Total

Continuing operations	22,333	633	22,966	22,548	1,172	23,720	23,427	1,134	24,561

Discontinued operations	–	–	–	–	–	–	8,965	5,429	14,394

	22,333	633	22,966	22,548	1,172	23,720	32,392	6,563	38,955

Discontinued operations include employees for the quick service restaurants business prior to 13 December 2002, reflecting the period in which the group owned the business.
Competition Diageo competes on the basis of consumer loyalty, quality and price.
     In spirits and wine, Diageo’s major global competitors are Pernod Ricard, Allied Domecq (now part of Pernod Ricard), Bacardi and Brown-Forman, each of which has several brands that compete directly with Diageo brands. Diageo believes, based on its analysis of data compiled by Impact, that Diageo and these three other major international companies account for approximately 63% of the volume of the top 100 premium distilled spirits in the world. In addition, Diageo faces competition from local and regional companies in the countries in which it operates.
     In beer, the Guinness brand competes in the overall beer market with its key competitors varying by market. These include Heineken in Ireland and both Heineken and SABMiller in several markets in Africa, Coors Brewing (Carling) in the United Kingdom and Carlsberg in Malaysia.
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

Diageo Annual Report 2005	15	Business description

Research and development The overall nature of the group’s business does not demand substantial expenditure on research and development. However, the group has ongoing programmes for developing new drinks products. In the year ended 30 June 2005, the group’s research and development expenditure amounted to £16 million (2004 – £11 million; 2003 – £15 million). Research and development expenditure is written off in the year in which it is incurred.
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
     Advertising, marketing and sales of alcohol are subject to various restrictions in markets around the world. These range from a complete prohibition of alcohol in certain countries and cultures, through the prohibition of the import of spirits, wine and beer, to restrictions on the advertising style, media and messages used. In a number of countries, television is a prohibited medium for spirits brands and in other countries, television advertising, while permitted, is carefully regulated.
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
     Regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or impact on its business activities.
Business services Diageo has committed to re-engineer its key business activities with customers, consumers, suppliers and the processes that summarise and report financial performance. In that regard, global processes are being designed, built and implemented across a number of markets and global supply.
     A business service centre in Budapest, Hungary performs various process tasks for North America, Great Britain, Ireland, the Canaries, Switzerland, Benelux, Global Duty Free and Guinness supply. From 1 July 2005 the business service centre also provides services to Australia. Additional markets and supply entities are scheduled to transfer to Budapest during the next few years.
     The costs of the business service centre and other corporate costs which cannot be directly allocated to the geographical operating units are reported separately as Corporate costs in the geographical analysis of business performance. Also included in Corporate are the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drink products and the results of Gleneagles Hotel.

Diageo Annual Report 2005	16	Business description

Business description continued
Associates Diageo’s principal associate is Moët Hennessy. It also owns shares in a number of other associates. In the year ended 30 June 2005, the share of profits of associates before interest, exceptional items and tax was £185 million, of which Moët Hennessy accounted for £169 million.
     Diageo owns 34% of Moët Hennessy, the spirits and wine subsidiary of LVMH Moët Hennessy-Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in France and is a producer and exporter of a number of brands in its main business areas of champagne and cognac. Its principal products include champagne brands, Moët & Chandon (including Dom Pérignon), Veuve Clicquot and Mercier, all of which are included in the top 10 champagne brands worldwide by volume, and Hennessy which is the top cognac brand worldwide by volume. On 11 January 2005, Möet Hennessy completed its acquisition of Glenmorangie PLC, a malt whisky distillation and distribution business.
     Since 1987, a number of joint distribution arrangements have been established with LVMH, principally covering distribution of Diageo’s premium brands of Scotch whisky and gin and Moët Hennessy’s premium champagne and cognac brands in the Asia Pacific region and France. Diageo and LVMH have each undertaken not to engage in any champagne or cognac activities competing with those of Moët Hennessy. The arrangements also contain certain provisions for the protection of Diageo as a minority shareholder in Moët Hennessy. The operations of Moët Hennessy in France were conducted during the year ended 30 June 2005 through a partnership in which Diageo has a 34% interest. As a partner, Diageo pays any tax due on its share of the results of the partnership to the tax authorities.
Acquisitions and disposals Diageo has made a number of strategic acquisitions and disposals of brands, distribution rights and equity interests in premium drinks businesses.
     In February 2005, Diageo acquired The Chalone Wine Group for US$285 million (£153 million). The Chalone Wine Group is a North America based wine business with a range of premium brand wines and has been merged into Diageo’s North American wine business, Diageo Chateau & Estate Wines.
     In February 2005 Diageo acquired Ursus Vodka Holding B.V., the owner of the Ursus vodka and Ursus Roter brands. The principal market, by volume, for the Ursus vodka and Ursus Roter brands is Greece. Diageo’s total cash investment was €146 million (£99 million).
     On 25 August 2005, Diageo completed the purchase of The Old Bushmills Distillery Company Limited, owner of Bushmills Irish whiskey, one of the world’s leading Irish whiskey brands, from Pernod Ricard SA for approximately £200 million. The transaction is not reflected in these financial statements but will be accounted for as an acquisition in the six month period ending 31 December 2005.
Disposed businesses
General Mills Diageo ceased to equity account for its shares in General Mills (which it acquired on the disposal of Pillsbury to General Mills in October 2001) from 23 June 2004. On 4 October 2004 Diageo sold 49.9 million shares in General Mills and transferred a further 4 million shares to the Diageo UK pension fund. Diageo ceased to be an affiliate of General Mills for US securities laws purposes at that time.
     The remaining 25 million shares are subject to a call option purchased by General Mills on 23 October 2002. On 24 August 2005 Diageo purchased an option to dispose of its remaining interest in the shares of General Mills (see ‘Related party transactions – Agreements with General Mills’). During the year ended 30 June 2005, the group received dividends of £17 million from General Mills. During the year ended 30 June 2004, the equity stake contributed £258 million to share of profits of associates before exceptional items (2003 – £287 million), £7 million to exceptional items (2003 – £18 million), £59 million to interest expense (2003 – £73 million) and £66 million to tax expense (2003 – £69 million).
Quick service restaurants Diageo completed the disposal of Burger King on 13 December 2002. See ‘Operating and financial review – Off-balance sheet arrangements’. Burger King is a leading company in the worldwide quick service restaurant industry. In the year ended 30 June 2003, Burger King contributed turnover of £479 million and operating profit of £53 million to Diageo.
Recent Developments
     In the period 1 July 2005 to 15 September 2005 the company purchased a further 17.9 million ordinary shares at a cost of £144 million for holding as treasury shares.

Diageo Annual Report 2005	17	Business description

Risk factors
Diageo faces competition that may reduce its market share and margins Diageo faces competition from several international companies as well as local and regional companies in the countries in which it operates. Diageo competes with drinks companies across a wide range of consumer drinking occasions. Within a number of categories, consolidation or realignment is taking place (as evidenced by the acquisition of Allied Domecq plc by Pernod Ricard S.A.). Consolidation is also taking place amongst Diageo’s customers in many countries. Increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in Diageo’s market share in any of these categories, which would adversely affect Diageo’s results and hinder its growth potential.
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
Systems change programmes may not deliver the benefits intended and systems failures could lead to business disruption Certain change programmes designed to improve the effectiveness and efficiency of end-to-end operating, administrative and financial systems and processes continue to be undertaken. This includes moving transaction processing from a number of markets to shared service centres. There can be no certainty that these programmes will deliver the expected benefits. There is likely to be disruption caused to production processes and possibly to administrative and financial systems as further changes to such processes are effected. They could also lead to adverse customer or consumer reaction. Any failure of information systems could adversely impact Diageo’s ability to operate. As with all large systems, Diageo’s information systems could be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes. Such unauthorised access could disrupt Diageo’s business and/or lead to loss of assets. The concentration of processes in shared service centres also means that any disruption arising from system failure or physical plant issues could impact on a large portion of Diageo’s global business.
Regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities Diageo’s operations are subject to extensive regulatory requirements regarding production, product liability, distribution, importation, marketing, labelling, advertising, labour, pensions and environmental issues. Changes in laws, regulations or governmental policy, could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in countries where Diageo operates may impose new labelling, product or production requirements, limitations on the advertising activities used to market beverage alcohol, restrictions on retail outlets or other restrictions on marketing and distribution. Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on its sales or damage its reputation.
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

Diageo Annual Report 2005	18	Business description

Business description continued
Demand for Diageo’s products may be adversely affected by changes in consumer preferences and tastes Diageo’s collection of brands includes some of the world’s leading beverage alcohol brands as well as brands of local prominence. Maintaining Diageo’s competitive position depends on its continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors, including changes in demographic and social trends, changes in travel, vacation or leisure activity patterns and a downturn in economic conditions, which may reduce consumers’ willingness to purchase premium branded products. In addition, concerns about health effects due to negative publicity regarding alcohol consumption, negative dietary effects, regulatory action or any litigation or customer complaints against companies in the industry may have an adverse effect on Diageo’s profitability.
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
     At least nine nearly identical putative class actions are pending in state and federal courts in the United States against Diageo, Diageo North America Inc and other Diageo entities, along with a large group of other beverage alcohol manufacturers and importers. All have been brought by the same counsel. In each action, the plaintiffs seek to pursue their claims on behalf of parents and guardians of underage drinkers who bought alcohol beverages during the period from 1982 to the present; and in all but one of the actions, plaintiffs seek to pursue claims on behalf of all parents and guardians of children currently under the age of 21.
     Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. Some complaints include additional claims for conspiracy, nuisance and other theories of recovery.
     The US domestic defendants (including Diageo North America Inc) have moved or will at an appropriate time move to dismiss each of the actions. Three motions to dismiss are fully briefed and await decision. There has been no discovery to date.
Diageo’s operating results may be adversely affected by increased costs or shortages of raw materials or labour or disruption to production facilities or shared service centres The raw materials which Diageo uses for the production of its beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty or governmental controls. If commodity price changes result in unexpected increases in raw materials cost or the cost of packaging materials, Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume, revenue and operating income. Diageo may be adversely affected by shortages of such raw materials or packaging materials.
     Similarly, Diageo’s operating results could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Diageo’s success is dependent on the capability of its employees.There is no guarantee that Diageo will continue to be able to recruit, retain and develop the capabilities that it requires to deliver its strategy, for example in relation to sales, marketing and innovation capability within markets or in its senior management.
     Diageo would be affected if there were a catastrophic failure of its major production facilities or shared service centres. See ‘Business description – Continuing operations – Premium drinks – Production’ for details of Diageo’s principal production areas. In addition, the maintenance and development of information systems may result in systems failures which may adversely affect business operations.
     Diageo has a substantial inventory of aged product categories, principally Scotch whisky and Canadian whisky, which mature over periods of up to 30 years. As at 30 June 2005, the historical cost of Diageo’s maturing inventory amounted to £1,558 million. The maturing inventory is stored primarily in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for these products as it arises. In addition, there can be no assurance that insurance proceeds would cover the replacement value of Diageo’s maturing inventory or other assets, were such assets to be lost due to contamination, fire or natural disasters or destruction resulting from negligence or the acts of third parties.

Diageo Annual Report 2005	19	Business description

Diageo’s business may be adversely impacted by unfavourable economic conditions or political or other developments and risks in the countries in which it operates Diageo’s business is dependent on general economic conditions in the United States, Great Britain and other important markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, could have a material adverse effect on Diageo’s business and results of operations. In addition, Diageo may be adversely affected by political and economic developments in any of the countries where Diageo has distribution networks, production facilities or marketing companies. Diageo’s operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Current examples of such potential upheaval are currency restrictions and potential further disruption to movement of goods into and out of Venezuela, affecting both imports of goods (principally Scotch whisky into Venezuela) and export of rum (Cacique, especially to Spain), unrest in the Middle East, and the impact on tourism and travel of terrorist threats. These disruptions can affect Diageo’s ability to import or export products and to repatriate funds, as well as affecting the levels of consumer demand (for example in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo’s levels of sales or profitability.
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
     Diageo may also be adversely affected by movements in the value of, and returns from, the investments held by its pension funds. Diageo may be adversely affected by fluctuations in exchange rates. The results of operations of Diageo are accounted for in pounds sterling. Approximately 30% of sales in the year ended 30 June 2005 were in US dollars, approximately 25% were in sterling and approximately 21% were in euros. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo’s reported results of operations from year to year.
     Diageo may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. To partly delay any adverse impact from interest rate movements, the profile of fixed rate to floating rate net borrowings is maintained according to the duration measure that is equivalent to an approximate 50% fixed and 50% floating amortising profile. See ‘Operating and financial review – Risk management’.
Diageo’s operations may be adversely affected by failure to renegotiate distribution and manufacturing rights on favourable terms Diageo’s business has a number of distribution agreements for brands owned by it or by other companies. These agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurance that Diageo will be able to renegotiate distribution rights on favourable terms when they expire or that agreements will not be terminated. Failure to renew distribution agreements on favourable terms could have an adverse impact on Diageo’s revenues and operating income. In addition, Diageo’s sales may be adversely affected by any disputes with distributors of its products.
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

Diageo Annual Report 2005	20	Business description

Business description continued
Cautionary statement concerning forward-looking statements
This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergy and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.
These factors include, but are not limited to:
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact on Diageo’s market share, increase expenses and hinder growth potential;
•	the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergy and/or costs savings;
•	Diageo’s ability to complete future acquisitions and disposals;
•	legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for,beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the business, environmental laws and laws governing pensions;
•	developments in the alcohol advertising class actions and any similar proceedings;
•	developments in the Colombian litigation or any similar proceedings;
•	changes in consumer preferences and tastes, demographic trends or perceptions about health related issues;
•	changes in the cost of raw materials and labour costs;
•	changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;
•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;
•	renewal of distribution rights on favourable terms when they expire;
•	termination of existing distribution rights in respect of agency brands;
•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and
•	changes in financial and equity markets,including significant interest rate and foreign currency exchange rate fluctuations, which may affect Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.
All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ above for the year ended 30 June 2005. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the SEC.
Past performance cannot be relied upon as a guide to future performance.

Diageo Annual Report 2005	21	Business description

Operating and financial review
Introduction
Information presented Diageo’s strategy is to focus on its premium branded drinks businesses with international potential. Diageo completed the disposal of its quick service restaurants business on 13 December 2002 and in accordance with UK GAAP, the results of the quick service restaurants business have been included within discontinued operations in the comparative periods.
     Following a reorganisation of the way the business is managed, the business analysis is now presented under the categories of North America, Europe and International. The following discussion is based on Diageo’s UK GAAP results for the year ended 30 June 2005 compared with the year ended 30 June 2004, and the year ended 30 June 2004 compared with the year ended 30 June 2003.
     There are a number of accounting differences between UK and US GAAP. A reconciliation of net income from UK to US GAAP and an explanation of the differences between UK and US GAAP are set out in the US GAAP information in note 32 to the consolidated financial statements, with a further explanation of significant reconciling items between UK and US GAAP net income included in ‘Discussion of US GAAP differences’ below.
Presentation of information in relation to the business In addition to describing the significant factors impacting on the profit and loss account compared to the prior year for both of the years ended 30 June 2005 and 30 June 2004, additional information is also presented on the operating performance of the group.
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
Non-GAAP measures Organic movement in volume, net sales (after deducting excise duties) and operating profit before exceptional items are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.
     Since overall performance is the result of a number of factors, breaking these down into broad categories and discussing each of these categories assists management and the reader in understanding the overall picture. Once factors such as the effect of currency movements, excise duties and acquisitions and disposals have been eliminated, the above measures enable the reader to focus on the performance of the brand portfolio which is common to both periods. Organic movement measures also most closely reflect the way in which the business is managed, for the same reasons of achieving comparability between periods. Diageo’s strategic planning and budgeting process is based on organic movement in volume, net sales (after deducting excise duties) and operating profit before exceptional items, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management. These measures are chosen for planning, budgeting and reporting purposes since, as explained further below, they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, excise duties, acquisitions and disposals. In addition, management bonus targets are set based on the performance of the business as measured by organic operating profit growth before exceptional items.
     The group’s management believe these measures provide valuable additional information for users of the financial statements in understanding the group’s performance, since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. However, whilst these measures are important in the management of the business, they should not be viewed as replacements for, but rather as complementary to, the comparable GAAP measures such as turnover and reported (rather than organic) movements in individual profit and loss account captions. These GAAP measures reflect all of the factors which impact on the business.
     In the discussion of the performance of the business, net sales (after deducting excise duties) is presented in addition to turnover, since turnover reflects significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the cost of goods sold and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported turnover and cost of sales, without directly reflecting changes in volume, mix or profitability that are the variables which impact on the element of turnover retained by the group.
     Also in the discussion of the performance of the business, certain information is presented using sterling amounts on a constant currency basis. This strips out the translation effect of foreign exchange rate movements and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from foreign exchange translation is managed centrally and is not a factor over which local managers have any control.
     In the year ended 30 June 2003, the group disposed of its quick service restaurant businesses (Burger King). As a consequence, results are not comparable from period to period and require additional explanation. For this reason it is necessary to separate the effects of acquisitions and disposals in order to provide information on the underlying performance of the business.
     Adjusting for these items enables group management to monitor performance over factors which local managers are most directly able to influence in relation to the core ongoing brand portfolio. The underlying performance on a constant currency basis and excluding the impact of acquisitions and disposals is referred to as ‘organic’ performance, and further information on the calculation of organic measures as used in the discussion of the business is included below.

Diageo Annual Report 2005	22	Operating and financial review

Operating and financial review continued
In order to assist the reader of the financial statements, the comparisons of both 2005 with 2004 and 2004 with 2003 include tables which present the exchange, acquisitions and disposals and organic components of the year on year movement for each of turnover, net sales (after deducting excise duties) and operating profit before exceptional items.
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
     For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period.
     A further adjustment in organic movement is made to exclude the effect of exchange rate movements by recalculating the prior year’s results as if they had been generated at the current year’s exchange rates.
     Organic movement percentages are calculated as the organic movement amount in £ million, expressed as a percentage of the prior period results at current year exchange rates and after adjusting for disposals. The basis of calculation means that the results used to measure organic growth for a given year will be adjusted when used to measure organic growth in the subsequent year.
Operating results – 2005 compared with 2004

Summary consolidated profit and loss account	Year ended 30 June 2005			Year ended 30 June 2004
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Turnover	9,036	–	9,036	8,891	–	8,891

Operating costs	(7,092)	(208)	(7,300)	(6,980)	(40)	(7,020)

Operating profit	1,944	(208)	1,736	1,911	(40)	1,871

Share of associates’ profits	185	–	185	451	(13)	438

Investment income	17	–	17	–	–	–

Disposal of fixed assets		(19)	(19)		(35)	(35)

Disposal of businesses		46	46		(10)	(10)

Finance charges	(143)	–	(143)	(295)	–	(295)

Profit before taxation	2,003	(181)	1,822	2,067	(98)	1,969

Taxation	(481)	98	(383)	(517)	30	(487)

Profit after taxation	1,522	(83)	1,439	1,550	(68)	1,482

Minority interests	(64)	–	(64)	(90)	–	(90)

Profit for the year	1,458	(83)	1,375	1,460	(68)	1,392

Dividends	(866)	–	(866)	(833)	–	(833)

Transferred to reserves	592	(83)	509	627	(68)	559

Turnover On a reported basis, turnover increased by £145 million (2%) from £8,891 million in the year ended 30 June 2004 to £9,036 million in the year ended 30 June 2005. Turnover was adversely impacted by exchange rate movements of £228 million, principally arising from weakening of the US dollar.
Operating costs On a reported basis, operating costs increased by £280 million (4%) from £7,020 million in the year ended 30 June 2004 to £7,300 million in the year ended 30 June 2005. Operating exceptional items increased by £168 million from £40 million to £208 million. On a reported basis before exceptional items, excise duties increased by £98 million from £2,209 million for the year to 30 June 2004 to £2,307 million, while cost of goods sold increased by £7 million and marketing investment was down 2% from £1,039 million to £1,023 million. Marketing investment on global priority brands (excluding ready to drink) was £587 million while marketing spend on ready to drink brands was £128 million. Reported group overheads increased by £23 million in the year to 30 June 2005 to £1,176 million. Overall, the impact of exchange rate movements reduced total operating costs before exceptional items by £137 million.

Diageo Annual Report 2005	23	Operating and financial review

Exceptional operating costs Operating profit for the period is after £208 million of exceptional operating costs. Exceptional operating costs include a charge of £149 million in respect of payments to the Thalidomide Trust. Diageo currently makes an annual payment of £2.8 million to the Trust although in the year ended 30 June 2005 an additional contribution of £4.4 million was made. Based on the current negotiations it is expected that the future annual payment will increase to around £6.5 million per annum. This amount will be index-linked and is expected to be a final settlement payable over the period to 2037. Provision has been made for the discounted value of these payments. Also included in exceptional costs is £29 million of accelerated depreciation in respect of the Park Royal brewery which, as announced in April 2004, closed in June 2005 and £30 million (2004 – £40 million) of final costs related to the integration of the Seagram spirits and wine businesses, acquired in December 2001.
Operating profit Reported operating profit decreased by £135 million from £1,871 million to £1,736 million. Exchange rate movements reduced operating profit before exceptional items for the year ended 30 June 2005 by £91 million (US dollar reduction of £79 million, euro benefit of £3 million, other currencies reduction of £15 million).
Post employment plans Post employment charges calculated under FRS 17 resulted in a charge to operating profit of £96 million (2004 – £101 million) and other finance income of £16 million (2004 – charge of £18 million). In October 2004, four million shares in General Mills with a market value of £100 million were transferred to the group’s UK pension fund. At 30 June 2005, Diageo’s deficit after taxation for all post employment plans was £902 million (30 June 2004 – £750 million).
Associates The group’s share of profits of associates before exceptional items was £185 million for the year compared to £451 million last year. Diageo ceased to equity account for its share of the results of General Mills from 23 June 2004. In the year ended 30 June 2004, General Mills contributed £258 million to share of profits of associates. In the year ended 30 June 2005 the Group’s 34% equity interest in Moët Hennessy contributed £169 million to share of profits of associates before exceptional items (2004 – £176 million).
Investment income Income from fixed asset investments was £17 million, arising on dividends receivable from General Mills.
Finance charges Finance charges decreased from £295 million in the year ended 30 June 2004 to £143 million in the year ended 30 June 2005.
     The net interest charge decreased by £120 million (44%) from £271 million in the prior year to £151 million in the year ended 30 June 2005; £42 million of this decrease results from lower debt offset by higher floating interest rates year on year. The balance of the reduction in the net interest charge mainly results from the cessation of equity accounting for General Mills shares (£59 million) and from the weaker US dollar (£11 million).
     Other finance income of £8 million included income of £16 million (2004 – charge of £18 million) in respect of the group’s post employment plans. This beneficial movement principally reflects the increase in the value of the assets held by the post employment plans between 1 July 2003 and 30 June 2004.
Non-operating exceptional items Non-operating exceptional items before taxation were a credit of £27 million in the year ended 30 June 2005 compared with a charge of £45 million in the year ended 30 June 2004. This credit includes a loss on disposal of fixed assets totalling £19 million comprising a loss on disposal of part of the group’s investment in General Mills of £26 million and a net gain on disposal of other fixed assets of £7 million. In October 2004, 49.9 million shares in General Mills were sold for £1.2 billion and a further four million shares were transferred to the group’s UK pension fund. These disposals generated a loss before tax of £26 million after writing back goodwill previously written off to reserves of £247 million and other costs, including the costs of terminating related hedge instruments, of £25 million. Also included in non-operating exceptional items is the net profit on disposal of businesses of £46 million comprising a credit relating to Burger King Corporation of £53 million, a provision of £8 million in respect of the sale of part of the United Beverages distribution business in Ireland and a net credit of £1 million relating to other disposals. The credit in relation to Burger King Corporation, which was sold in 2002, reflects the release of provisions relating to residual financing obligations following the successful refinancing of Burger King Corporation on 13 July 2005. This resulted in the repayment of the subordinated debt (including accrued interest receivable) and the release of Diageo from its obligations under the guarantee.
Profit before taxation After exceptional items, the profit before taxation and minority interests decreased by £147 million from £1,969 million to £1,822 million in the year ended 30 June 2005.
Exchange rates The impact of adverse exchange rate movements on profit before exceptional items and taxation for the financial year ending 30 June 2006 is estimated to be £50 million (excluding transaction exchange on share of profits of associates). This is comprised of an adverse impact in respect of our hedged transaction exposure of around £70 million and £20 million favourable translation exposure based on current exchange rates, including £1 = $1.80 (2005 – $1.86) and £1 = €1.47 (2005 – €1.46).
Taxation The effective rate of taxation on profit before exceptional items for the year was 24%, compared with 25% for the year ended 30 June 2004, the reduction arising primarily as a consequence of the sale of the General Mills shares. The effective tax rate on exceptional items benefits from a provision release related to various disposals in previous years.

Diageo Annual Report 2005	24	Operating and financial review

Operating and financial review continued
Dividend The directors recommend a final dividend of 18.2 pence per share, an increase of 7% on last year’s final dividend. The full dividend would therefore be 29.55 pence per share, an increase of 7%. Subject to approval by shareholders, the final dividend will be paid on 24 October 2005 to shareholders on the register on 16 September 2005. Payment to US ADR holders will be made on 28 October 2005. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 3 October 2005.
Continuing operations The following discussion provides additional commentary on the trading performance of the business compared with the equivalent period in the prior year.
     In the discussion, movements are segregated between ‘reported’ or ‘organic’ performance. ‘Reported’ means that the measure reflects movement in the number disclosed in the consolidated financial statements.‘Organic’ represents the movement excluding the impact of exchange, acquisitions and disposals. In the discussion, under ‘organic brand performance’ for each market, movements given for volume, turnover, net sales (after deducting excise duties) and marketing expenditure are organic movements. A further description of organic movement, how it is calculated and why it is considered useful for the reader is set out on pages 22 and 23.
Corporate For the year ended 30 June 2005, Diageo has presented separately certain corporate revenues and costs. These corporate revenues and costs are in respect of central costs including finance, human resources and legal as well as certain information system, service centre, facilities and employee costs that are not directly allocated to the geographical operating units. Additionally, they also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drink products and the results of Gleneagles Hotel. Results for the years ended 30 June 2004 and 30 June 2003 have been restated to be on a consistent basis.
     The organic movement calculations for turnover, net sales (after deducting excise duties) and operating profit before exceptional items for the year ended 30 June 2005 were as follows:

			Acquisitions
	2004		and	Organic	2005	Organic
	Reported	Exchange	disposals	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	%

Turnover

North America	2,641	(183)	15	146	2,619	6

Europe	3,847	–	(3)	8	3,852	–

International	2,340	(45)	14	194	2,503	8

Corporate	63	–	–	(1)	62	(2)

Total	8,891	(228)	26	347	9,036	4

Net sales (after deducting excise duties)

North America	2,220	(156)	13	114	2,191	6

Europe	2,535	1	(4)	(38)	2,494	(2)

International	1,864	(47)	10	155	1,982	9

Corporate	63	–	–	(1)	62	(2)

Total net sales	6,682	(202)	19	230	6,729	4

Excise duties	2,209				2,307

Turnover	8,891				9,036

Operating profit before exceptional items

North America	757	(57)	–	78	778	11

Europe	666	7	1	18	692	3

International	646	(41)	1	21	627	4

Corporate	(158)	–	–	5	(153)	3

Total	1,911	(91)	2	122	1,944	7

Diageo Annual Report 2005	25	Operating and financial review

Notes
(1) The exchange adjustments for turnover, net sales (after deducting excise duties) and operating profit before exceptional items are principally in respect of the US dollar.
(2) Acquisitions in the year ended 30 June 2005 comprise the acquisition of The Chalone Wine Group (North America), Ursus Vodka Holdings BV (Europe) and Ghana Breweries Limited (International). Disposals affecting the period comprise the disposal of Kamchatka (North America) and the disposal of Finches Soft Drinks (Europe).
(3) In the calculation of operating profit before exceptional items the overheads included in disposals were only those directly attributable to the businesses disposed, and do not result from subjective judgements of management.
(4) The organic movement percentage is the amount in the column headed ‘Organic movement’ in the table expressed as a percentage of the aggregate of the column headed ‘2004 Reported’, the column headed ‘Exchange’ and the impact of disposals from the column headed ‘Acquisitions and disposals’. The basis of the calculation of the organic movement is explained on page 23.

	Equivalent	Volume	Net sales	*
	units	movement	movement
Organic brand performance	million	%	%

Global priority brands

Smirnoff	25.2	3	–

Johnnie Walker	12.3	5	12

Guinness	11.4	(2)	5

Baileys	6.7	1	(1)

Captain Morgan	6.5	10	11

J&B	5.9	(1)	–

José Cuervo	4.5	7	9

Tanqueray	1.9	(3)	1

Total global priority brands	74.4	3	4

Local priority brands	22.7	–	1

Category brands	28.0	4	3

Total organic	125.1	3	4

Acquisitions	0.5

Total	125.6

*after deducting excise duties.

Diageo Annual Report 2005	26	Operating and financial review

Operating and financial review continued
Additional information:
•	Organic volume totalled 125.1 million equivalent units. Reported volume, which includes 0.5 million equivalent units in respect of the acquisitions of Ursus, The Chalone Wine Group, and a controlling interest in Ghana Breweries, totalled 125.6 million equivalent units.
•	Smirnoff’s performance reflected the continued strong growth of the base brand offset by declines in Smirnoff ready to drink volume of 4% and net sales (after deducting excise duties) of 7%. The base Smirnoff brand grew across all three regions resulting in volume and net sales (after deducting excise duties) growth of 5% and 7% respectively. Smirnoff ready to drink volume declined with growth in International offset by a further decline in Europe.
•	Johnnie Walker also grew across all three regions. Total volume growth across the Johnnie Walker marque was 5%. The faster growth of the Johnnie Walker super deluxe variants delivered mix improvement and drove net sales (after deducting excise duties) growth of 12%.
•	The beer market has been tough in all three of Guinness’major markets and this has resulted in a 2% volume decline. However, product and packaging innovation and a robust pricing strategy in these three markets led to a 5% increase in net sales (after deducting excise duties).
•	Baileys volume was up year on year despite weakness in Baileys Glide and Minis. The decline in these two variants has also had an adverse impact on mix. The core Baileys brand however has continued to grow and build share in the key market of Great Britain.
•	In North America, where over 85% of Captain Morgan’s volume is sold, performance remained strong. This together with successful innovation, such as the launch of Captain Morgan Tattoo, delivered double-digit increases in volume and net sales (after deducting excise duties).
•	J&B’s volume declined 1% reflecting the decline of the standard Scotch segment in Spain, offset by growth in markets such as South Africa and Korea. Increased pricing in Spain, J&B’s single biggest market, mitigated the effect of the volume decline on net sales (after deducting excise duties).
•	José Cuervo has returned to strong growth year on year with growth of premium variants delivering mix improvement.
•	Tanqueray has under-performed the imported gin segment in North America where nearly 80% of its volume is sold. The brand’s performance towards the end of the year has improved since new advertising has been aired. Stronger pricing delivered mix improvement.

Analysis by business	2005			2004
		Operating			Operating
	Turnover	profit/(loss)	*	Turnover	profit/(loss)	*
	£ million	£ million		£ million	£ million

North America	2,619	778		2,641	757

Europe	3,852	692		3,847	666

International	2,503	627		2,340	646

Corporate	62	(153)		63	(158)

Total	9,036	1,944		8,891	1,911

*before exceptional items.

Diageo Annual Report 2005	27	Operating and financial review

North America
Summary:
•	Volume grew 4%, net sales (after deducting excise duties) grew 6% and operating profit grew 11%.
•	Diageo has created a leading position in the world’s most profitable beverage alcohol market. The strong growth of the spirits sector along with Diageo’s superior route to market are reflected in the results which have been achieved.
•	Volume growth was led by the global priority brands, which grew 5%. Local priority brands and the category brands also showed consistent volume growth with both up 3%.
•	This strong performance in the US spirits market has resulted in an overall share gain of 0.5 percentage points to 25.4%.
•	Ready to drink volume was flat, net sales (after deducting excise duties) grew 2% and marketing investment declined 7% as competitors exited and Diageo grew share of the segment.

			Reported	Organic
	2005	2004	movement	movement
Key measures:	£ million	£ million	%	%

Volume			4	4

Turnover	2,619	2,641	(1)	6

Net sales (after deducting excise duties)	2,191	2,220	(1)	6

Marketing	341	359	(5)	–

Operating profit before exceptional items	778	757	3	11

Reported performance Turnover was £2,619 million in the year ended 30 June 2005, down by £22 million from £2,641 million in the comparable prior period. Operating profit before exceptional items increased by £21 million to £778 million in the year ended 30 June 2005.
Organic performance The weighted average exchange rate used to translate US dollar turnover moved from £1 = $1.74 in the year ended 30 June 2004 to £1 = $1.86 in the year ended 30 June 2005. The weakening of the US dollar resulted in a £183 million reduction in turnover that was offset by organic growth of £146 million and the net impact of acquisitions and disposals which contributed £15 million of turnover. Operating profit before exceptional items increased by £21 million, reflecting organic growth of £78 million offset by £57 million of adverse exchange rate movement effects.

	Volume	Net sales	*
	movement	movement
Organic brand performance:	%	%

Smirnoff	4	5

Johnnie Walker	3	11

José Cuervo	6	7

Baileys	(3)	(2)

Captain Morgan	11	12

Tanqueray	(4)	–

Guinness	5	9

Total global priority brands	5	6

Local priority brands	3	6

Category brands	3	1

Total	4	6

*after deducting excise duties.

Diageo Annual Report 2005	28	Operating and financial review

Operating and financial review continued
In North America, global priority brands represent 61% of volume, local priority brands account for 23% of volume while category brands represent the remaining 16%.
     Smirnoff vodka grew volume 6% and net sales (after deducting excise duties) 8% behind strong base brand performance and even faster growth of Smirnoff Twist. Share of the vodka category grew by 0.8 percentage points.
     Smirnoff ready to drink volume was flat although net sales (after deducting excise duties) grew 2%. While share of the segment grew 5.9 percentage points, growth was impacted by comparison against the Smirnoff Twisted V launch in late 2003.
     In the prior year, marketing investment behind Smirnoff vodka increased nearly 50% to support the Icon packaging launch.
Consequently, year on year Smirnoff vodka marketing declined while Smirnoff ready to drink marketing was focused on continuing to build awareness of Smirnoff Twisted V.
     Johnnie Walker volume grew 3% and share increased due in part to increasing demand from ethnic minority and 21-29 year old adults. Net sales (after deducting excise duties) increased 11% driven by the higher growth of the super deluxe variants and price increases. Johnnie Walker Black Label grew volume 2% and net sales (after deducting excise duties) grew 9% as a price increase was implemented in certain areas of the United States. Johnnie Walker Red Label lost share in its segment as competitive pressure increased. Johnnie Walker Green Label was launched in October 2004 and contributed to the growth in the super deluxe variants. Marketing investment increased 7% to support this launch and behind increased gift packaging programmes.
     José Cuervo volume was up 6%, led by growth in Cuervo Gold and José Cuervo Classico. Marketing investment increased 10% as the brand launched its first television advertising campaign. While share declined 0.9 percentage points as competitive pressures from super and ultra premium tequilas increased, José Cuervo remains the category leader.
     Baileys had a difficult start to the year as Minis failed to sustain its initial launch success. In the second half of the year however the brand’s volume performance has improved.
     Captain Morgan continues to grow very strongly with volume up 11% and net sales (after deducting excise duties) up 12% as the brand gained 2.2 percentage points of share. Growth was driven primarily by Captain Morgan Original Spiced Rum, together with the successful launch of Captain Morgan Tattoo and Parrot Bay Passion Fruit. Marketing investment increased 14% to support these launches as well as increased advertising and on trade marketing programmes.
     Tanqueray volume fell 4% and the brand lost share although it remains the leading imported gin. A price increase was taken in certain states mitigating the volume decline and therefore net sales (after deducting excise duties) were flat. Marketing investment declined 2% in the year as campaigns were withdrawn to prepare for the fourth quarter launch of a new advertising campaign.
     Guinness volume grew 5%, significantly outperforming the import beer category. This was due to growth across all variants: Guinness Draught in Bottle, Guinness Extra Stout and Guinness Draught. This performance is the result of successful marketing particularly around the low calorie message and the consumer trend towards premium brands and taste. Net sales (after deducting excise duties) increased 9% as a result of stronger pricing.
     The local priority brands performed well with volume growth and mix improvement driven by the strong performance of Crown Royal. Volume of Crown Royal was up 7%, and net sales (after deducting excise duties) increased 11% benefiting from a price increase in select states. Crown Royal also grew share by 0.4 percentage points. Beaulieu Vineyards and Sterling Vineyard continue to grow strongly with volume up 12% and 19% respectively, boosted by the significant growth of lower value variants, BV Century Cellers and Sterling Vintners Collection. These volume increases were partially offset by a decline in volume of Buchanan’s, 7 Crown and VO, all down 1%.
     Category brands grew volume 3% led by growth in beer such as Smithwicks and Red Stripe as well as value vodkas such as Popov and Gordon’s Vodka. Net sales (after deducting excise duties) grew only 1% principally due to the growth in value vodkas.
     Overall marketing investment was flat as growth in Crown Royal, Captain Morgan and José Cuervo was offset by the decline in Smirnoff. The growth in marketing spend for Crown Royal is primarily related to the brand’s sponsorship of NASCAR. The Captain Morgan and José Cuervo marketing increases were driven by increased media investment.
     Diageo has signed new distributor agreements in a further three states in the past year, bringing the total number of states that have signed new distribution agreements to 39 plus Washington DC. Across the United States, there are 2,100 distributor sales persons who are exclusively selling over 80% of Diageo’s spirits and wines volume.
     Performance in Canada, which represents 10% of total North America volume, was negatively affected by a strike in the province of Quebec, which impacted the holiday selling season and the destocking of the Canadian Liquor Control Board and consequently volume declined 3%.
     In February 2005, Diageo completed the acquisition of The Chalone Wine Group for $285 million (£153 million) and has since successfully integrated the brands. In the financial year ended 30 June 2005, Chalone contributed nearly 50,000 equivalent units and £14 million in net sales (after deducting excise duties).

Diageo Annual Report 2005	29	Operating and financial review

Europe
Summary:
•	Volume declined 1%, net sales (after deducting excise duties) were down 2% and operating profit increased 3%.
•	Europe remains a difficult business environment with increased regulation on ready to drink products, health related legislation, a continued shift from the on trade to the off trade and weak economic conditions.
•	There were £25 million of incremental restructuring charges, partially offset by a reduction of £17 million in costs, which resulted in a 1 percentage point reduction in organic operating profit growth.
•	Marketing declined 7%, partially driven by a 44% reduction in spend on ready to drink as a result of the continued contraction of the ready to drink segment.
•	Excluding ready to drink volume and net sales (after deducting excise duties) grew 1%.

			Reported	Organic
	2005	2004	movement	movement
Key measures:	£ million	£ million	%	%

Volume			–	(1)

Turnover	3,852	3,847	–	–

Net sales (after deducting excise duties)	2,494	2,535	(2)	(2)

Marketing	403	435	(7)	(7)

Operating profit before exceptional items	692	666	5	3

Reported performance Turnover in Europe increased in the year ended 30 June 2005 by £5 million to £3,852 million. Operating profit before exceptional items increased by 4% from £666 million to £692 million.
Organic performance Turnover increased by £5 million compared with the year ended 30 June 2004. This increase arose due to organic growth of £8 million offset by an overall reduction in turnover arising from disposals and acquisitions of £3 million. Exchange rate movements had no overall impact on turnover in the year. Operating profit before exceptional items increased by £26 million as a result of £18 million of organic growth, beneficial exchange rate movement effect of £7 million and the impact of acquisitions of £1 million.

	Volume	Net sales *
	movement	movement
Organic brand performance:	%	%

Smirnoff	(3)	(12)

Johnnie Walker	1	2

Guinness	(2)	5

Baileys	2	–

J&B	(3)	(2)

Total global priority brands	(1)	(2)

Local priority brands	(4)	(4)

Category brands	4	1

Total	(1)	(2)

*after deducting excise duties.
In Europe, global priority brands represent 64% of the volume, local priority brands account for 16%, while category brands represent the remaining 20% of the volume.
     Smirnoff’s performance reflects the continued decline of the ready to drink segment in Europe. Last year Smirnoff ready to drink represented nearly 20% of total Smirnoff volume and this has fallen to 15% in 2005. Smirnoff vodka grew volume 3% and net sales (after deducting excise duties) grew 4% with good performances and stronger pricing in Great Britain, Ireland and Spain; all markets in which it is the leading vodka brand. Smirnoff ready to drink volume and net sales (after deducting excise duties) declined over 25% and consequently marketing on ready to drink was reduced by more than 40%. However, support behind Smirnoff vodka was up 7% as there was increased investment behind the launch of Smirnoff Nørsk and Penka in Great Britain.
     Johnnie Walker volume grew 1% and net sales (after deducting excise duties) increased 2%. Volume for Johnnie Walker Black Label and Johnnie Walker super deluxe variants was up 3% and 50% respectively as a result of increased focus on super premium brands in Greece, Russia and Spain. Johnnie Walker Red Label volume was flat as growth in Russia and Greece offset weakness in France and Spain. Marketing was up 6% as a result of increased activities in Greece, Russia and Spain.
     Almost 95% of Guinness volume in Europe is sold in Great Britain and Ireland, and therefore the declining beer market in both countries heavily impacted volume, which declined 2%. Robust pricing has offset volume weakness with net sales (after deducting excise taxes) up 5%. Baileys volume was up 2% driven by strong growth in Great Britain, Germany and Russia. Net sales (after deducting excise duties) were flat due to adverse mix as the prior year saw the launch of Baileys Glide. Excluding ready to drink, net sales (after deducting excise duties) were up 2%.

Diageo Annual Report 2005	30	Operating and financial review

Operating and financial review continued
J&B volume declined 3% due to the continued contraction of the standard whisky segment. However net sales (after deducting excise duties) were down by 2% due to improved pricing in Spain and Portugal.
     Local priority brand volume and net sales (after deducting excise duties) were down 4% as lagers in Ireland continue to decline due to difficult on trade market conditions.
     Category brands grew volume 4% as strong performances from smaller brands offset a 3% decline in Gordon’s Gin outside of Great Britain. Blossom Hill continued to grow in Great Britain with volume up 18%. Pampero performed well in Spain and Italy with volume up 8% and 20% respectively, while Haig was particularly strong in Greece with volume up 29%.
     Marketing in Europe was down 7% due to a 44% reduction in spend on ready to drink. Marketing, excluding ready to drink, decreased 1% in response to soft market conditions. However investment in key brands was up-weighted with marketing for Smirnoff excluding ready to drink up 7% driven by increases in Great Britain and Ireland. Johnnie Walker marketing grew 6% to support the brand’s growth in Greece and Russia. Investment was also increased behind specific opportunities such as Baileys and Guinness in Great Britain, lagers in Ireland and Cacique in Spain.
     The acquisition of the Ursus vodka and the Ursus Roter brands for €146 million (£99 million) was completed on 25 February 2005 and Diageo began selling the brands in Greece late in March.
Great Britain
Through a period of weakening economic and market conditions, Diageo delivered overall top line growth with volume and net sales (after deducting excise duties) up 1% and 2% respectively. This growth has been achieved through share gains in vodka, gin and cream liqueurs. A focused pricing strategy has resulted in price increases on Smirnoff Red, Guinness, Baileys, Gordon’s and Pimms. This strength in core spirits, together with the continued growth of wines, helped offset the negative mix impact of the decline in the ready to drink segment. Excluding ready to drink, volume grew 3% while net sales (after deducting excise duties) were up 7%.
     In a buoyant category, Smirnoff vodka continued to outperform. Volume grew 5% and net sales (after deducting excise duties) were up 8% as a result of a price rise in June 2004. Share increased by 1 percentage point due to a strong marketing programme, increased distribution and consistent promotional activities. Share of voice increased 13 percentage points to 29% as a result of a 28% increase in marketing investment which includes support for the launch of Nørsk and Penka. Smirnoff ready to drink volume declined 19%, however, the brand remains the segment leader with a 28% share.
     In a weak beer market, Guinness volume declined 1%, although price increases in April 2004 and February 2005 led to net sales (after deducting excise duties) growth of 4%. New promotional packaging for Guinness Draught in cans drove off trade growth, while a solid performance in the on trade enabled the brand to hold share. Marketing investment grew 1% and as result share of voice increased 1 percentage point to 17%.
     Baileys Glide has not built on its initial success, and volume of the product halved in the year. Consequently, total Baileys volume increased 2% and net sales (after deducting excise duties) were down 3% as a result of the adverse mix impact. Core Baileys volume and net sales (after deducting excise duties) were up 3%. Stock in trade was successfully reduced following the increase in the prior year in preparation for the July 2004 launch of a new bottle with a modern and contemporary look. Marketing investment for Baileys (excluding Glide) was up 3% to support the launch of the new bottle as well as wide reaching media and sampling campaigns.
     Local priority brand performance was mixed. Gordon’s volume grew 2% driven by an effective advertising campaign and the successful re-launch of Gordon’s Sloe gin. Already the leading gin brand in Great Britain, share increased 2 percentage points to 41%. Bell’s volume was flat as the brand recovered from tough trading conditions over the Christmas period when competitors pursued an aggressive discounting strategy. It remains the market leader with 15% share. Archers volume declined 12% driven by a 21% decline in the ready to drink variant Archers Aqua.
     Category brand volume was up 9% driven by 18% growth in Blossom Hill which, as a result of its continued strong performance, has become Diageo Great Britain’s biggest off trade brand.
Ireland
The results for Ireland reflect the ongoing difficulties in the on trade as well as growth in the value wine and spirits segments. The shift from the on trade to the off trade was further exacerbated by the smoking ban introduced in the Republic of Ireland in March 2004. The on trade declined 5% and now represents 53% of the market while the off trade grew 11% driven by strong growth in wines and spirits. These market dynamics have a major impact on performance in Ireland as the majority of Diageo’s business is in the on trade. As a result, volume declined 4% and net sales (after deducting excise duties) were down 5%.
     Although Guinness volume was down 3%, net sales (after deducting excise duties) were up 4% due to pricing. The brand’s performance in the first half was stronger as it benefited from a cool summer in 2004 compared to the abnormally hot summer in 2003. In the on trade, which accounts for nearly 90% of Guinness’ volume, share was up by nearly 1 percentage point in the Republic of Ireland and remained flat in Northern Ireland despite the challenging market dynamics.
     In spirits, Smirnoff vodka performed well and it continues to be the number one vodka brand in Ireland. Volume increased 11% as a result of the successful introduction of a new bottle and new advertising in 2004. Baileys volume was up 2% with most of the growth coming during the Christmas period as a result of a new and extended marketing campaign.
     Local priority volume declined 9% due to continued weak performance in beer. However, performance in the second half was stronger due in part to increased marketing investment.

Diageo Annual Report 2005	31	Operating and financial review

Spain
In Spain, volume declined 1% in a spirits market that contracted by 2%. The first half saw a trade buy-in ahead of the January 2005 increase in both duty and price. As a result of stronger pricing across a number of brands, net sales (after deducting net excise duties) grew 3%.
     J&B volume declined 4%, while net sales (after deducting excise duties) were down only 1% due to higher pricing. Despite a 1 percentage point decrease in share, J&B remains the leader of the standard whisky segment with a 25% share.
     Johnnie Walker volume declined 3% while net sales (after deducting excise duties) grew 2% due to stronger pricing on Johnnie Walker Red Label and 6% volume growth in Johnnie Walker Black Label. Johnnie Walker Red Label share was flat while Johnnie Walker Black Label grew share by 1 percentage point.
     Baileys volume increased 1% and net sales (after deducting excise duties) were up 4%, again as a result of stronger pricing. Off a small base, José Cuervo volume was up 38% and net sales (after deducting excise duties) increased 50% driven by the introduction of new premium variants and increased consumer interest in the tequila category.
     Local priority brand volume was flat while net sales (after deducting excise duties) increased 4% as the result of higher pricing. The dark rum segment continues to grow, although at a more moderate pace, as consumers continue to shift away from whisky and white rum. Cacique volume was flat, while net sales (after deducting excise duties) were up 6% due to pricing. Although the brand lost share due to numerous new entries, it is still the leader of the dark rum segment with 21% share.
     Category brand volume was up 7%. Continued momentum behind Pampero led volume to grow 8% and net sales (after deducting excise duties) to increase by 19%. Gordon’s volume was up 6% and net sales (after deducting excise duties) grew 7% due to favourable pricing versus the competition.
Rest of Europe
The rest of Europe represents about a third of Diageo’s European business. Total volume declined 1% and net sales (after deducting excise duties) were down 4% driven by the decline in the ready to drink segment in Germany, Switzerland and the Nordics. Performance excluding ready to drink was stronger with volume up 1% and net sales (after deducting excise duties) up 2% as a result of volume growth in Russia and robust pricing in Greece.
     In Greece, volume increased 6% and net sales (after deducting excise duties) were up by 5%. Stronger pricing of Johnnie Walker, Smirnoff, José Cuervo and Haig was slightly offset by a 16% decline in ready to drink net sales (after deducting excise duties). In a tough market, volume in France declined by 1% as weakness in Johnnie Walker and Gordon’s was partially offset by growth in Smirnoff vodka and J&B. Volume in Germany and Switzerland was down more than 8% as a result of ready to drink volumes declining 71% and 48% respectively as higher duties and increased regulations of the ready to drink category were introduced during the year.
     Russia continued its strong growth trajectory, albeit from a relatively small base. Volume grew 51%, while net sales (after deducting excise duties) were up 47%. Johnnie Walker and Baileys were the key growth drivers with volume up 56% and 45% respectively. Johnnie Walker Black Label, Johnnie Walker Red Label and Baileys are the clear leaders in their segments. Diageo entered an agreement with Heineken for the production and distribution of Guinness in Russia which became effective as of July 2005.
International
Summary:
•	Strong growth with volume up 4%, net sales (after deducting excise duties) up 9%, marketing up 15% and operating profit up 4%.
•	Volume growth was achieved through high growth in Latin America and parts of Asia Pacific. This together with price increases in Latin America and Africa and overall mix improvement delivered a 5 percentage point improvement in price and mix.
•	Global priority brands performed strongly with volume up 6%. Net sales (after deducting excise duties) grew 12% due to price increases on Smirnoff in Latin America and Guinness in Africa and mix improvement in Johnnie Walker, which offset a decline in volume in Nigeria, Taiwan and Korea.
•	Significant investments were made in the period to position Diageo for long term growth including an increase in marketing of 27% on global priority brands, the launch of a redesigned Guinness bottle in Nigeria at a cost of £13 million and the launch of a number of product innovations.
•	The emerging markets of Brazil, India and China continue to grow rapidly resulting in strong Johnnie Walker and Smirnoff growth.

			Reported	Organic
	2005	2004	movement	movement
Key measures:	£ million	£ million	%	%

Volume			5	4

Turnover	2,503	2,340	7	8

Net sales (after deducting excise duties)	1,982	1,864	6	9

Marketing	279	245	14	15

Operating profit before exceptional items	627	646	(3)	4

Diageo Annual Report 2005	32	Operating and financial review

Operating and financial review continued
Reported performance Reported turnover in the year ended 30 June 2005 was £2,503 million, up £163 million on the prior year figure of £2,340 million. Operating profit before exceptional items was down 3% at £627 million for the year ended 30 June 2005.
Organic performance Turnover in International markets was up £163 million compared with the year ended 30 June 2004. There were unfavourable exchange effects of £45 million, offset by a £194 million improvement in organic performance. Acquisitions contributed turnover of £14 million in the year to 30 June 2005. There was a £19 million decrease in reported operating profit before exceptional items. This decrease was mainly due to organic improvements in brand performance of £21 million offset by unfavourable exchange rate movements of £41 million.

	Volume	Net sales	*
	movement	movement
Organic brand performance:	%	%

Johnnie Walker	8	16

Smirnoff	13	21

Guinness	(4)	5

Baileys	1	1

Total global priority brands	6	12

Local priority brands	–	1

Category brands	4	8

Total	4	9

*after deducting excise duties.
In International, global priority brands account for 53% of total volume, while local priority brands represent 15% and category brands account for the remaining 32%.
     Growth in Johnnie Walker was driven by the brand’s strong performance across Latin America and in China and India, offset by weakness in Taiwan and Australia. Higher growth in the Johnnie Walker super deluxe variants gave rise to significant mix benefits.
     Strong volume growth was achieved in both Smirnoff vodka, up 9% and Smirnoff ready to drink, up 32%. Smirnoff performance was particularly strong in Latin America, Asia Pacific and India with volume growth of 22%, 15% and 36% respectively. In Latin America, Smirnoff ready to drink grew volume 40% due to a repositioning of the brand in Brazil and the launch of the Smirnoff Black Ice variant. In South Africa, Smirnoff ready to drink volume was up 15% driven by innovation initiatives. Price increases in Latin America coupled with the growth in the ready to drink segment delivered favourable mix benefits.
     Guinness volume decline of 4% is primarily due to a 20% volume decline in Nigeria, as the rest of international delivered strong volume growth of 8%. The key drivers of growth were Cameroon, Japan and Ghana as a result of both innovation and packaging initiatives. Net sales (after deducting excise duties) grew 9 percentage points ahead of volume supported by higher pricing in Nigeria.
     Baileys volume grew 1% with volume growth in Latin America offset by declines in Australia and global duty free. Growth in Latin America was as a result of strong volume performance in Mexico primarily supported by a new media campaign.
     In local priority brands, strong volume growth from Buchanan’s (Venezuela), Pilsner (Kenya) and Bell’s (South Africa) was offset by significant declines in Windsor (Korea) and Malta Guinness (Africa).
     Mix improvement in the category brands was due to the growth of higher value brands such as Buchanan’s (outside of Venezuela) and Old Parr, which was offset by a significant decline in Spey Royal, a value brand, in Thailand.
     Overall marketing investment grew 15% with spend behind global priority brands up 27%. In South Africa investment in the global priority brands was up 40%. The drivers included the launch of Smirnoff Triple Spin, the re-launch of Baileys and promotional activities for Smirnoff and J&B. In Nigeria, promotional activities focused around the launch of the redesigned Guinness bottle. In Latin America, higher media spend supported the continued growth of Johnnie Walker and Smirnoff.
Asia Pacific
In Korea, the trading environment for beverage alcohol remains tough due to a difficult economy. The whisky category declined 7% losing share to cheaper local substitutes. While Diageo maintained its leadership in Scotch premium brands, such as Windsor and Dimple, both lost share and volume declined 16% and 14% respectively. This was offset by strong volume growth in J&B of 49% and therefore overall volume was down 10%. Net sales (after deducting excise duties) declined 13% due to the negative mix impact of the volume decline in Windsor and Dimple.
     In Japan, the global priority brands were up 8% in volume and 14% in net sales (after deducting excise duties). Guinness grew share driven by expanded on trade distribution and increased media spend. Smirnoff ready to drink grew share 13 percentage points in the off trade.
     In Thailand, volume was up 1% and mix improvement led to stronger net sales (after deducting excise duties) growth. Johnnie Walker reversed its first half volume decline with overall volume up 1% and net sales (after deducting excise duties) benefited from higher pricing across all variants and positive mix. Additionally, increased media spend supported price increases on Johnnie Walker Red Label and

Diageo Annual Report 2005	33	Operating and financial review

Johnnie Walker Black Label. This was offset by weak Spey Royal performance with volume down 36% as the brand increased price and lost share in the highly competitive standard Scotch segment. However, this lost volume was offset by the successful launches of Golden Knight, in January 2005, and Benmore, in March 2005, which compete in the value whisky and standard Scotch segments respectively.
     Trading conditions in Taiwan were difficult with increased competition from both lower priced local Scotch brands and single and blended malt brands. Johnnie Walker Black Label lost share and volume declined by 36%, primarily driven by a volume decline in the first half. However, the brand performed strongly in the second half with volume up 17%. Growth in the Johnnie Walker super deluxe variants delivered mix improvement and overall Johnnie Walker volume and net sales (after deducting excise duties) declined 26% and 16% respectively.
     Diageo grew share and maintained its leadership position in both the spirits category and ready to drink segment in Australia. The Australian spirits market was down 4% and Diageo’s performance was mixed with volume of Bundaberg and Smirnoff up, but Johnnie Walker and Baileys down. Bundaberg grew share due to the launch of Bundaberg Distillers No. 3, new packaging and increased media spend. Ready to drink volume grew 10% driven by further successful line extensions.
     In India, volume increased 26% off a small base, primarily driven by growth in the global priority brands. This was supported by a significant investment in marketing concentrated on increasing brand awareness of Smirnoff vodka and Johnnie Walker. Smirnoff vodka delivered the highest growth, with volume up 36% and share up 2 percentage points driven by the launch of Smirnoff Flavours and targeted marketing campaigns. A price increase was also implemented on Smirnoff vodka. Johnnie Walker continued its strong performance with volume up 24%.
     China too experienced rapid volume and net sales (after deducting excise duties) growth primarily driven by an increase in Johnnie Walker volume of 78%. Johnnie Walker Black Label benefited from a significant increase in marketing investment. Additionally, in April 2005, Diageo successfully hosted the Johnnie Walker Classic, a premier golf tournament, in Beijing. Growth in the global priority brands was also supported by a new route to market model for Guinness, Baileys and Smirnoff vodka, all of which registered volume increases, although off smaller bases.
Latin America and the Caribbean
There was strong growth across all Latin American markets with overall region volume up 11% and net sales (after deducting excise duties) up 20%. The key drivers of growth were the global priority brands with Johnnie Walker and Smirnoff growing volume 13% and 22% respectively as well as strong growth in the local priority brands.
     Performance in Brazil, Paraguay and Uruguay benefited from generally strong economies and volume was up 21% and net sales (after deducting excise duties) up 31%. Johnnie Walker contributed to the strong performance with overall volume up 10% and net sales (after deducting excise duties) up 19% due to growth in the previously declining super deluxe variants. Smirnoff vodka grew volume 21% boosted by higher media spend and a new packaging launch. In Brazil, Johnnie Walker Red Label, Johnnie Walker Black Label and Smirnoff vodka all increased share as a result of increased media spend, and maintained leadership of their respective categories.
     In Venezuela, a significant improvement in the economic environment led to strong growth with volume up 23% and net sales (after deducting excise duties) up 50%. The key drivers of growth were volume and mix improvement on Johnnie Walker and Buchanan’s both of which increased volume over 60% and grew share. Diageo maintained its leadership of the super deluxe, deluxe and standard Scotch segments as a result of new media spend. Smirnoff Ice was launched in Venezuela in October 2004 and has positioned itself as the leader within the ready to drink segment supported by increased media spend.
     Performance in Mexico was strong with overall volume up 43% and net sales (after deducting excise duties) up 54% primarily driven by growth and share gains across the Scotch category. Buchanan’s increased share by 4 percentage points and Johnnie Walker Red Label and J&B each increased share by 2 percentage points. Baileys accelerated growth with volume up 26% and share increased 2 percentage points lifted by improved brand visibility from wider distribution and a new media campaign.
     In Jamaica, volume declined 1% while net sales (after deducting excise duties) were up 11% as a result of price increases on Guinness and Red Stripe.
Africa
Africa delivered volume growth of 2% despite the weakness of the important Nigerian beer market. Price increases were achieved in a number of major markets including Nigeria and overall net sales (after deducting excise duties) grew 8%. Underlying margin expansion was offset by the cost of the new bottle design in Nigeria.
     In Nigeria, the beer market declined 10% due in part to reduced liquidity and increased competition for disposable income, from such items as mobile phones. Guinness, the premium priced brand in the beer market, was more affected by the downturn with volume down 20% while share declined. Similarly, Malta Guinness, which retails at a premium price, lost share and declined in volume. Marketing investment increased 18% to support promotional activities, including the launch of a redesigned Guinness bottle in August 2004, which re-enforced Guinness’ quality positioning. Harp, which was re-launched in April 2005, grew share and volume. Guinness Extra Smooth was successfully launched in June 2005. While overall volume in Nigeria declined 19%, net sales (after deducting excise duties) only declined 2% as a result of higher pricing.
     In Kenya, Diageo’s performance in beer was strong with volume up 13%. Strong volume performance of premium variants delivered mix benefits for Tusker, Pilsner volume remained robust, and Senator, driven by the launch of the keg variant in July 2004, grew share by 4 percentage points.
     Performance was strong in Cameroon and, although the beer market declined by 4%, Guinness grew volume by 21% benefiting from the successful launch of Guinness Extra Smooth in June 2004 which captured 5% of the beer market. Volume increased 10% as this strong performance was offset by volume declines in Harp and Gordon’s Spark. Net sales (after deducting excise duties) increased 12%, driven by price and mix.

Diageo Annual Report 2005	34	Operating and financial review

Operating and financial review continued
In December 2004, Diageo completed the purchase of Ghana Breweries Limited, a subsidiary of Heineken, and retains a majority ownership in the newly formed entity – Guinness Ghana Breweries Limited. Guinness delivered high volume growth in Ghana with Guinness FES increasing share by 2 percentage points. Malta Guinness also gained share and increased volume by 26%. Overall volume increased 15% and net sales (after deducting excise duties) increased 22%, driven by price increases.
     In South Africa, overall volume increased 8% and net sales (after deducting excise duties) increased 11%, primarily driven by positive brand mix. The Scotch market was up 14% and Diageo’s joint venture, brandhouse, delivered strong results with Johnnie Walker, J&B and Bell’s all delivering strong volume growth and share gains. The performance of these brands was driven by an increase in marketing of 34% focused on building brand awareness. Smirnoff in South Africa, which represents 90% of Smirnoff volume in Africa, registered strong growth with volume up 5% and net sales (after deducting excise duties) up 6% due in part to the introduction of Smirnoff Triple Spin, a new ready to drink variant. Smirnoff vodka, positioned as a premium white spirit in the on trade, grew share by 1 percentage point.
Global Duty Free
Volume growth in Europe, Australia and parts of Asia in the second half, reversed the declining trend of the first half, and overall volume and net sales (after deducting excise duties) remained flat year on year. Stronger performances from Johnnie Walker Black Label and Johnnie Walker super deluxe variants due to aggressive marketing and promotion initiatives at airports and price increases on Smirnoff vodka, offset a volume decline in Baileys.
Corporate
Reported turnover in the year ended 30 June 2005 was £62 million, down £1 million versus the prior year. Net corporate operating costs before exceptional items reduced by 3% to £153 million in the year to 30 June 2005 compared to the prior year.
Moët Hennessy
Diageo’s 34% equity interest in Moët Hennessy contributed £169 million to share of associates’ profits (2004 – £176 million).
Operating results – 2004 compared with 2003

Summary consolidated profit and loss account	Year ended 30 June 2004			Year ended 30 June 2003
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Turnover	8,891	–	8,891	9,281	–	9,281

Operating costs	(6,980)	(40)	(7,020)	(7,326)	(168)	(7,494)

Operating profit	1,911	(40)	1,871	1,955	(168)	1,787

Share of associates’ profits	451	(13)	438	478	(21)	457

Disposal of fixed assets		(35)	(35)		(43)	(43)

Disposal of businesses		(10)	(10)		(1,254)	(1,254)

Finance charges	(295)	–	(295)	(315)	–	(315)

Profit before taxation	2,067	(98)	1,969	2,118	(1,486)	632

Taxation	(517)	30	(487)	(543)	52	(491)

Profit after taxation	1,550	(68)	1,482	1,575	(1,434)	141

Minority interests	(90)	–	(90)	(91)	–	(91)

Profit for the year	1,460	(68)	1,392	1,484	(1,434)	50

Dividends	(833)	–	(833)	(786)	–	(786)

Transferred to/(from) reserves	627	(68)	559	698	(1,434)	(736)

Turnover On a reported basis, turnover decreased by £390 million (4%) from £9,281 million (of which Burger King contributed £479 million) in the year ended 30 June 2003 to £8,891 million in the year ended 30 June 2004. For continuing businesses turnover increased by £89 million (1%). Turnover was adversely impacted by exchange rate movements of £271 million, principally arising from weakening of the US dollar. The effect of disposals and the termination of certain distribution rights, principally Bass Ale in North America and the Brown-Forman agency brands in Great Britain, reduced turnover of continuing businesses by £105 million.

Diageo Annual Report 2005	35	Operating and financial review

Operating costs On a reported basis, operating costs decreased by £474 million (6%) from £7,494 million (of which Burger King costs were £426 million) in the year ended 30 June 2003 to £7,020 million in the year ended 30 June 2004. Exceptional operating costs declined from £168 million to £40 million in the year ended 30 June 2004, and exchange benefited operating costs of continuing businesses in the year ended 30 June 2004, before exceptional items, by £166 million. Before the impact of exchange, operating costs before exceptional items for continuing businesses increased by £246 million of which excise duties accounted for £73 million and increased marketing expenditure accounted for £41 million. On a reported basis, marketing investment for continuing businesses increased 1% from £1,026 million to £1,039 million. Marketing investment on global priority brands (excluding ready to drink) grew 10% to £569 million, while marketing spend on ready to drink brands declined by £28 million (14%) to £166 million.
Exceptional operating costs Operating profit for the year is after £40 million of exceptional costs in respect of the integration of the Seagram spirits and wine businesses, acquired in December 2001 (2003 – £177 million; 2002 – £164 million). Approximately £8 million of these costs were employee related, £8 million in respect of putting in place new distribution and broker agreements as part of the Next Generation Growth programme, £4 million in respect of write-downs of assets, and the balance of £20 million included legal and professional and systems costs. The majority of these costs were incurred in North America.
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
Post employment plans Post employment charges calculated under FRS 17 resulted in a charge to operating profit of £101 million (2003 – £110 million) and other finance charges of £18 million (2003 – income of £36 million). The figures for the year ended 30 June 2003 were restated onto an FRS 17 basis.
     At 30 June 2004, the deficit before taxation for Diageo’s post employment plans amounted to £1,044 million (30 June 2003 – £1,447 million).This reduction has largely arisen from actuarial gains recognisable in the statement of recognised gains and losses of £586 million, principally due to the actual return on the assets in the funds being higher than the expected return and changes in assumptions underlying the present value of the plan liabilities. In addition, at 30 June 2004, a deferred tax asset has been recognised on the post employment deficit in the United Kingdom of £245 million. The post employment deficit after taxation has therefore decreased from £1,369 million to £750 million.
Associates The group’s share of profits of associates before exceptional items was £451 million for the year compared to £478 million last year. The 21% equity interest in General Mills contributed £258 million in the year ended 30 June 2004 compared with £287 million last year. The weakness of the US dollar accounted for £25 million of this decrease. On 23 June 2004, Paul Walsh, chief executive of Diageo plc, and John M. Keenan, a Diageo plc designated representative, resigned from the General Mills board. As a result, Diageo ceased to equity account for its share of the results of General Mills from that date. Diageo’s 34% equity interest in Moët Hennessy contributed £176 million to share of profits of associates before exceptional items (2003 – £177 million).
     Share of associates’ exceptional items comprises a £7 million charge for Diageo’s share of General Mills’ exceptional costs and £6 million in respect of restructuring within Moët Hennessy.
Finance charges Finance charges decreased from £315 million to £295 million in the year ended 30 June 2004.
     The net interest charge decreased by £74 million (21%) from £345 million in the comparable prior period to £271 million in the year ended 30 June 2004, including £59 million for General Mills (2003 – £73 million). Benefits of £26 million from the effect of reducing interest rates, £12 million from the disposal of businesses, £16 million from the effect of exchange rates (excluding associates), and £13 million from cash flow were partly offset by an increased interest charge arising from the funding of the share repurchases of £15 million.
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
Non-operating exceptional items Non-operating exceptional items before taxation were a charge of £45 million in the year ended 30 June 2004 compared with a charge of £1,297 million (including £1,441 million in respect of Burger King) in the year ended 30 June 2003. These charges comprise £41 million (2003 – £41 million) in respect of the dilution of the investment in General Mills, following the issue of additional shares by General Mills, and a £10 million cost in respect of disposed businesses, offset by a £6 million gain arising on the disposal of fixed assets. The £10 million cost in respect of disposed businesses represents a £13 million loss on the sale of brands of continuing businesses, and a £26 million charge on the reassessment of the provisions required following the disposal of Burger King, offset by a credit of £29 million arising on the review of the provision held against the guarantee given by Diageo in connection with the sale of Pillsbury.

Diageo Annual Report 2005	36	Operating and financial review

Operating and financial review continued
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
Taxation The effective rate of taxation on profit before exceptional items for the year was 25%, compared with 25.6% for the year ended 30 June 2003.
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
Continuing operations The following discussion provides additional commentary on the trading performance of the continuing operations compared with the equivalent period in the prior year.
     In the discussion, movements are segregated between ‘reported’ or ‘organic’ performance. ‘Reported’ means that the measure reflects movement in the number disclosed in the consolidated financial statements. ‘Organic’ represents the movement excluding the impact of exchange, acquisitions and disposals. In the discussion, under ‘organic brand performance’ for each market, movements given for volume, turnover, net sales (after deducting excise duties) and marketing expenditure are organic movements. A further description of organic movement, how it is calculated and why it is considered useful for the reader is set out on pages 22 and 23.
Corporate For the year ended 30 June 2005, Diageo has presented separately certain corporate revenues and costs (see page 25). Results for the years ended 30 June 2004 and 30 June 2003 have been restated to be on a consistent basis.
The organic movement calculations for turnover, net sales (after deducting excise duties) and operating profit before exceptional items for the year ended 30 June 2004 were as follows:

	2003			Organic	2004	Organic
	Reported	Exchange	Disposals	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	%

Turnover

North America	2,742	(242)	(71)	212	2,641	9

Europe	3,746	86	(12)	27	3,847	1

International	2,252	(115)	(21)	224	2,340	11

Corporate	62	–	(1)	2	63	3

Total	8,802	(271)	(105)	465	8,891	6

Net sales (after deducting excise duties)

North America	2,283	(203)	(65)	205	2,220	10

Europe	2,500	63	(8)	(20)	2,535	(1)

International	1,791	(101)	(20)	194	1,864	12

Corporate	62	–	(1)	2	63	3

Total net sales	6,636	(241)	(94)	381	6,682	6

Excise duties	2,166				2,209

Turnover	8,802				8,891

Operating profit before exceptional items

North America	773	(86)	(13)	83	757	12

Europe	646	22	(1)	(1)	666	–

International	636	(41)	(6)	57	646	10

Corporate	(153)	–	7	(12)	(158)	(8)

Total	1,902	(105)	(13)	127	1,911	7

Diageo Annual Report 2005	37	Operating and financial review

Notes
(1) The exchange adjustments for turnover, net sales (after deducting excise duties) and operating profit before exceptional items are principally in respect of the US dollar and the euro.
(2) Disposals for turnover, net sales (after deducting excise duties) and operating profit before exceptional items were principally in respect of the termination of distribution rights for Bass Ale in North America and Brown-Forman agency brands in the United Kingdom, the disposals of Gilbey’s Green and White Whisky in India, and the partial disposal of Don Julio in Mexico.
(3) There were no acquisitions of subsidiaries in the 24 months up to 30 June 2004.
(4) In the calculation of operating profit before exceptional items, the overheads included in disposals were only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.
(5) The organic movement percentage is the amount in the column headed ‘Organic movement’ in the table above expressed as a percentage of the aggregate of the first three columns. The basis of the calculation of the organic movement is explained on page 23.

	Equivalent	Volume	Net sales	*
	units	movement	movement
Organic brand performance:	million	%	%

Global priority brands

Smirnoff	24.2	5	4

Johnnie Walker	11.7	9	10

Guinness	11.6	2	4

Baileys	6.6	7	8

J&B	6.0	(1)	(1)

Captain Morgan	6.0	12	18

José Cuervo	4.2	1	5

Tanqueray	2.0	2	5

Total global priority brands	72.3	5	6

Local priority brands	22.7	–	3

Category brands	27.1	3	9

Total	122.1	4	6

*after deducting excise duties.
Additional information:
•	On a reported basis total volume increased 2% from 119.3 million equivalent units to 122.1 million equivalent units
•	On a reported basis net sales (after deducting excise duties) increased 1% from £6,636 million to £6,682 million
•	Smirnoff volume, excluding ready to drink, was up 6% and net sales (after deducting excise duties) were up 8%
•	Captain Morgan volume, excluding ready to drink, was up 8% and net sales (after deducting excise duties) were up 10%
•	Volume growth of the global priority brands, excluding ready to drink, was 5%,compared to 4% in the year ended 30 June 2003.
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

Diageo Annual Report 2005	38	Operating and financial review

Operating and financial review continued
Analysis by business
Note that the analysis has been changed since that originally reported at 30 June 2004 – see explanation on page 22.

	2004			2003
		Operating			Operating
	Turnover	profit/(loss)	*	Turnover	profit/(loss)	*
	£ million	£ million		£ million	£ million

North America	2,641	757		2,742	773

Europe	3,847	666		3,746	646

International	2,340	646		2,252	636

Corporate	63	(158)		62	(153)

Total	8,891	1,911		8,802	1,902

*before exceptional items.
North America
Summary:
•	Continued strong performance by Diageo in this important market
•	Continued growth in global priority brands, together with mix improvement throughout the business, delivered double-digit growth in organic net sales (after deducting excise duties)
•	Further improvement in operating margin by 1 percentage point
•	Share gains in four of the six spirits categories
•	Smirnoff ready to drink volume up 15%, following new product launches
•	Incremental Seagram synergy benefit of £31 million
•	Marketing investment up 9% behind priority brands
•	Distributor strategy is on track

			Reported	Organic
	2004	2003	movement	movement
Key measures:	£ million	£ million	%	%

Volume			1	3

Turnover	2,641	2,742	(4)	9

Net sales (after deducting excise duties)	2,220	2,283	(3)	10

Marketing	359	369	(3)	9

Operating profit before exceptional items	757	773	(2)	12

Reported performance Turnover was down from £2,742 million to £2,641 million in the year ended 30 June 2004. Operating profit before exceptional items decreased £16 million (2%), from £773 million in the year ended 30 June 2003 to £757 million in the year ended 30 June 2004.
Organic performance Exchange rate movements accounted for a reduction in turnover of £242 million, principally as a result of a weakness in the US dollar which moved from £1 = $1.59 in the year ended 30 June 2003 to £1 = $1.74 in the year ended 30 June 2004. In addition, the termination of distribution rights for Bass Ale in June 2003 and Cuervo 1800 in October 2002 reduced turnover by £58 million and £8 million, respectively. Other disposals, including Kamchatka in the United States and Gibson’s whisky in Canada, adversely affected turnover by £5 million. At constant exchange rates, the turnover of brands owned or distributed throughout both periods was £212 million higher in the year ended 30 June 2004 than in the comparable period, as discussed within organic brand performance below. These factors combined to produce an overall decrease in turnover of £101 million.
     Operating profit before exceptional items was reduced by £86 million as a result of exchange rate movements. In addition, the termination of distribution rights and the disposals noted above reduced profit before exceptional items by £13 million. However, those brands owned or distributed throughout both periods contributed £83 million more in the year ended 30 June 2004 than in the year ended 30 June 2003. The net result of these factors was a decrease in operating profit before exceptional items of £16 million.

Diageo Annual Report 2005	39	Operating and financial review

	Volume	Net sales	*
	movement	movement
Organic brand performance:	%	%

Smirnoff	3	12

Johnnie Walker	6	11

José Cuervo	1	6

Baileys	6	9

Captain Morgan	13	20

Tanqueray	–	4

Guinness	5	5

J&B	2	(1)

Total global priority brands	5	10

Local priority brands	–	4

Category brands	2	23

Total	3	10

*after deducting excise duties.
Additional information:
•	Smirnoff volume, excluding ready to drink, was flat and net sales (after deducting excise duties) were up 5%
•	Captain Morgan volume, excluding ready to drink, was up 9% and net sales (after deducting excise duties) were up 11%
•	From 1 July 2003, terms of trade were harmonised between the former UDV and Seagram brands and freight is now billed as net sales (after deducting excise duties) for all brands. The actual freight cost is reported as cost of goods sold. This change increased reported net sales (after deducting excise duties) in the year by approximately 2 percentage points versus the prior year
•	Crown Royal, Diageo’s highest volume and most profitable local priority brand, grew volume 3%
New packaging was introduced for Smirnoff, marketing investment increased and pricing was revised to enable Smirnoff to compete in the higher growth segment of premium vodka. In the short term, this has led to flat volume and some share erosion for Smirnoff, excluding ready to drink. However, along with the stronger growth of Smirnoff Twist and the growth of Smirnoff ready to drink, price and mix improved. Smirnoff ready to drink volume was up 15% due to the launch of Smirnoff Twisted V and share grew 15.1 percentage points to approximately 45% of the segment.
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
     Baileys solid growth continued with volume up 6%, and share improved 1.4 percentage points in the cream liqueur category due in part to the launch of Baileys Minis in May 2003. Marketing investment continues to build the brand’s reach with innovative campaigns such as the new broadcast sponsorship deal to produce ‘Baileys in Tune’ with VH1, a popular cable TV music channel.
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
     J&B volume and net sales (after deducting excise duties) improved in the second half as the brand’s competitive position benefited from price increases taken by competitors.
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

Diageo Annual Report 2005	40	Operating and financial review

Operating and financial review continued
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
Europe
Summary:
•	Despite good volume growth in GB, margin pressures negatively impacted on net sales (after deducting excise duties)
•	Diageo’s share of UK spirits grew from 23.6% to 24.8% in the year
•	In GB, Guinness volume down 3% and ready to drink volume down 14% both in line with the decline in their respective segments
•	Reduced marketing spend in GB due to fewer new product launches and lower ready to drink investment
•	The results for Ireland reflect the continued decline of the beverage alcohol market, down a further 1%, and the shift from the on trade, where Diageo has the majority of its business, to the off trade
•	Guinness volume in Ireland declined 6% and net sales (after deducting excise duties) decreased by 3%, benefiting from price increases
•	In Spain, performance by brand was mixed, but overall mix improved, driven by volume growth in Johnnie Walker and Cacique as well as price increases implemented in April 2004
•	Mixed performance across Europe with significant growth achieved in Portugal, Russia and the Nordics
•	Underperformance in balance of Europe largely due to ready to drink segment decline

			Reported	Organic
	2004	2003	movement	movement
Key measures:	£ million	£ million	%	%

Volume			1	2

Turnover	3,847	3,746	3	1

Net sales (after deducting excise duties)	2,535	2,500	1	(1)

Marketing	435	434	–	(2)

Operating profit before exceptional items	666	646	3	–

Reported performance Turnover was up from £3,746 million to £3,847 million in the year ended 30 June 2004. Operating profit before exceptional items increased £20 million (3%), from £646 million in the year ended 30 June 2003 to £666 million in the year ended 30 June 2004.
Organic performance Exchange rate movements accounted for an increase in turnover of £86 million, principally as a result of the strength of the euro which moved from £1 = €1.52 in the year ended 30 June 2003 to £1 = €1.45 in the year ended 30 June 2004. In addition, the termination of distribution rights for the Brown-Forman agency brands in August 2002, £7 million and other disposals of £5 million, adversely affected turnover by £12 million. At constant exchange rates, the turnover of brands owned or distributed throughout both periods was £27 million higher in the year ended 30 June 2004 than in the comparable period, as discussed within organic brand performance below. These factors combined to produce an overall increase in turnover of £101 million.
     Operating profit before exceptional items increased by £20 million, principally as a result of exchange rate movement gains (£22 million). However, the termination of distribution rights and the other disposals noted above reduced profit before exceptional items by £1 million, and those brands owned or distributed throughout both periods also contributed £1 million less in the year ended 30 June 2004 than in the year ended 30 June 2003. The net result of these factors was an increase in operating profit before exceptional items of £20 million.

Diageo Annual Report 2005	41	Operating and financial review

	Volume	Net sales *
	movement	movement
Organic brand performance:	%	%

Smirnoff	6	(7)

Johnnie Walker	3	4

José Cuervo	(1)	(1)

Baileys	–	3

Captain Morgan	4	3

Tanqueray	9	9

Guinness	(3)	(2)

J&B	–	–

Total global priority brands	1	(2)

Local priority brands	1	(1)

Category brands	3	2

Total	2	(1)

*after deducting excise duties.
In the European markets, the economic environment has made trading challenging.
     Smirnoff volume rose 6% as 11% growth in the Smirnoff brand, excluding ready to drink, offset declines in ready to drink volume, down 11%. Net sales (after deducting excise duties) declined 7%, as a 17% decline in ready to drink net sales (after deducting excise duties) was only partially compensated by 24% growth in the Smirnoff brand, excluding ready to drink and Smirnoff Red.
     Johnnie Walker volume grew 3% driven by strong performances in Johnnie Walker Red label and Black label in Great Britain and Spain, and also by the smaller markets particularly those of Russia and Poland. Net sales (after deducting excise duties) grew 4% due to stronger pricing in Johnnie Walker’s second largest market, Greece.
     Guinness volume declined by 3% mainly due to 6% decline in Ireland caused by an acceleration in the shift from the on to the off trade. Net sales (after deducting excise duties) declined by 2%, which was broadly in line with a similar decline in Ireland, Guinness’s largest market.
     Baileys volume was flat although net sales (after deducting excise duties) rose 3% due to stronger pricing in Spain.
     J&B volume was flat in terms of both volume movement and net sales (after deducting excise duties). This was caused by gains in Portugal, Turkey, Great Britain and Poland being offset by wider performance in the rest of Europe.
     Local priority brand volume rose by 1%. Net sales (after deducting excise duties) declined 1%. Gordon’s Gin volume grew 10% in Great Britain in response to increased advertising and a product relaunch. Cacique volume grew 14% in Spain. Gains experienced from the local priority brands were offset by declines in volume and net sales of the remaining local priority brands.
     Category brands volume grew 3% with a 7% increase in net sales (after deducting excise duties) in Great Britain, Europe’s largest category brand sector, which demonstrated positive volume growth of 16% largely due to successful sales of Blossom Hill. Contributory volume growth generators also came from Pampero in Spain and Italy and from standard Scotch in Greece.

Diageo Annual Report 2005	42	Operating and financial review

Operating and financial review continued
Great Britain
In Great Britain, continued strong performance from spirits and wine, particularly Smirnoff Red up 19%, Gordon’s up 10% and Blossom Hill up 37%, drove 6% volume growth despite challenging trading conditions in beer and ready to drink. Share of spirits grew 1.2 percentage points to 24.8%.
     Growth in net sales (after deducting excise duties) trailed volume growth as a result of negative mix due primarily to the decline in ready to drink. Additionally, the shift in sales from the on to the off trade, as well as further consolidation in both channels, created pressure on pricing.
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
     Smirnoff Ice remains the No.1 ready to drink brand in Great Britain and increased its share by 1.7 percentage points, in a declining segment. Volume fell 13% and net sales (after deducting excise duty) declined 17%. Diageo’s share of the ready to drink segment declined slightly, by 0.3 percentage points to 33.9%, as volume declined due to the withdrawal of Gordon’s Edge and the decline of Archers Aqua.
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
     The local priority brands delivered 1% volume growth. Gordon’s grew overall volume by 10% and gained share, driven by new advertising and the relaunch of Gordon’s Sloe Gin. Bell’s volume was down by 2%, but overall share grew to 16% and Bell’s remains the market leader. Archers volume declined 12% primarily due to the decline of Archers Aqua by 27%.
     Blossom Hill grew volume by 37% and gained 2.2 percentage share points of the branded wines segment. The brand now has the best selling red, white and rosé wines in Great Britain. Marketing investment was down by 11% principally due to a reduced number of product launches and lower ready to drink investment following the further decline of the ready to drink segment.
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
     Diageo’s volume declined by 4% in the full year. The volume decline of 6% in the first half slowed to 1% in the six months ended 30 June 2004, partly reflecting comparison against the prior period which had been negatively impacted by duty increases in December 2002. Diageo’s share of the total market declined 1.5 percentage points, primarily driven by the shift to the off trade where Diageo’s brands have lower share than in the on trade. Increased competition from imported beer, which has been discounted aggressively by off trade retailers, has also adversely impacted on share.
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

Diageo Annual Report 2005	43	Operating and financial review

Spain
J&B volume was down in the standard Scotch and local whisky category which continues to decline. However, J&B remains the number one brand with 26% share of the category. The withdrawal of J&B Twist negatively impacted on mix and net sales (after deducting excise duties) were down 3% despite a 3% price increase in April.
     Baileys continued to lead the cream liqueur segment with volume up 3% and share up 0.8 percentage points, to 65.3%. Net sales (after deducting excise duties) benefited from a 4% price increase implemented in April.
     Johnnie Walker volume increased 13% and gained share driven by growth in Johnnie Walker Red Label. A moderate price increase was taken in April.
     Smirnoff volume growth was driven by 4% growth in Smirnoff Red, offset by a decline in Smirnoff ready to drink which negatively impacted on net sales (after deducting excise duties). Smirnoff continues to lead the vodka category with 35.4% share.
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
     Marketing spend increased 1% driven by increased media spend on Cacique to support higher pricing, offset by a significant reduction in ready to drink spend. Excluding ready to drink, marketing spend increased 9%. Overall media investment has increased 17% and new campaigns have been launched on many priority brands. Diageo introduced new advertising and promotional brand building activities such as J&B Comedy and the Nightology Boat, a floating J&B disco which travels to different cities along the Spanish coast.
Rest of Europe
Rest of Europe accounts for 36% of total European volume and 31% of net sales (after deducting excise duties). Total volume was flat, with volume excluding ready to drink up 1%, offsetting a 9% decline in ready to drink. Net sales (after deducting excise duties) declined 1% as a result of lower ready to drink sales in Germany, Switzerland and the Netherlands. Excluding ready to drink, net sales (after deducting excise duties) declined by 2%.
     In France, ready to drink volume increased following the launch of Smirnoff Ice in May 2003 . This was slightly offset by a drop in all global priority brands except sales of Guinness which rose by 66% albeit from a small base. J&B, the country’s largest global priority brand saw volumes decline by 4%. Volume recovered in the second half and was up 2% for the year where strong performance in Smirnoff Red and Smirnoff Ice offset the continuing weakness of the beverage alcohol market.
     Germany suffered a major decline as the ready to drink segment declined by over 40% following the announcement of higher duty rates on ready to drink. Volume in Germany declined 11%, as spirits and ready to drink continue to be hampered by the importance of discounted own-label brand, and ready to drink investment curtailed although core spirits investment was maintained. Smirnoff Red volume increased 19%, with strong on trade performance supported by successful promotional activities.
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
     Portugal delivered 24% volume growth despite an aggressive competitive environment. This was due largely to increased marketing spend, concentrated on J&B where volume increased by nearly 40%. The Canaries were impacted by significant trade destocking and weak tourism and volume declined by 20%.
     In Italy, volumes declined by 4%. This is due mainly to Baileys volume which fell by a similar percentage. Ready to drink volume increased by 23%. Volume was up 10% in Poland albeit from a low base. The Czech Republic and Slovakia saw volume 39% down on the the previous year. In Hungary volume was up 2%, in line with European levels, driven by increases in sales of Johnnie Walker which grew volume by 14%. Volume rose 16% in Turkey driven by increased volume of J&B which rose 26%.
     Belgium, Netherlands and Switzerland underperformed due to a decline in the ready to drink segment and the trend towards the off trade. In the Nordics, volume growth was 8%. A similar trend was seen in the ready to drink market. Both Smirnoff and Baileys, which are the main volume contributors, showed increased volume growth.
     The Russian hub delivered strong volume growth of 25%, through increased focused marketing investment and price repositioning on key brands. Johnnie Walker volume was up 40%.

Diageo Annual Report 2005	44	Operating and financial review

Operating and financial review continued
International
Summary:
•	Continued volume growth in global priority brands and mix improvement on category brands drove organic operating profit growth of 10%
•	Strong growth in Africa and Australia and excellent results in Latin America despite difficult economic conditions
•	Strong performances from Johnnie Walker, Smirnoff and Baileys
•	Strong growth in the Middle East, Americas and Caribbean and Asia (ex Philippines)
•	Marketing investment up sharply in strategically selected markets

			Reported	Organic
	2004	2003	movement	movement
Key measures:	£ million	£ million	%	%

Volume			5	7

Turnover	2,340	2,252	4	11

Net sales (after deducting excise duties)	1,864	1,791	4	12

Marketing	245	223	10	16

Operating profit before exceptional items	646	636	2	10

Reported performance Reported turnover in the year ended 30 June 2004 was £2,340 million, up 4% on the prior year figure of £2,252 million. Operating profit before exceptional items was up 2% at £646 million for the year ended 30 June 2004.
Organic performance Turnover in International was up £88 million compared with the year ended 30 June 2003. There were unfavourable exchange movements of £115 million, principally on the Venezuelan bolivar and the Nigerian naira, offset by a £224 million improvement in organic performance. The sale of 50% of Don Julio in January 2003 (which has since been accounted for as an associate) negatively impacted turnover by £14 million and other disposals (principally Gilbey’s Green and White Whisky in India) reduced turnover by £7 million.
     There has been a £10 million increase in reported operating profit before exceptional items. This increase was due to organic improvements in brand performance of £57 million, partly offset by unfavourable exchange rate movements of £41 million (principally the Venezuelan bolivar) and disposals of £6 million (principally the Don Julio disposal, £5 million).

	Volume	Net sales	*
	movement	movement
Organic brand performance:	%	%

Johnnie Walker	12	13

Smirnoff	12	20

Guinness	8	15

Baileys	27	27

J&B	(6)	(8)

Total global priority brands	11	14

Local priority brands	–	5

Category brands	3	12

Total	7	12

*after deducting excise duties.
Overall International volume growth was achieved through strong performance in Africa, Latin America, Australia and Global Duty Free. Volume growth together with price increases in Africa and Australia and overall favourable mix delivered 12% net sales (after deducting excise duties) growth.
     The volume growth in global priority brands was led by strong performance of Johnnie Walker, Smirnoff and Guinness, which together constitute approximately 45% of International’s volume and net sales (after deducting excise duties). Johnnie Walker volume grew 12%, primarily driven by strong performances in Global Duty Free and Australia. Smirnoff volume increased 12%, with Smirnoff Red up 11%, ready to drink up 10% and Smirnoff volumes excluding Smirnoff Red and ready to drink up 39%. Net sales (after deducting excise duties) of Smirnoff increased 20% due to price increases in South Africa and Australia. Guinness volume grew 8%, with continued strength in Africa and net sales (after deducting excise duties) increased 15% following price increases there. Baileys volume grew on strong performance in Global Duty Free and Australia. J&B volume declined 6% on weakness in the Scotch category in Korea.
     Local priority brand volume was flat, as strong performance of Bundaberg ready to drink (Australia), up 14%, and Malta Guinness (Africa), up 20%, compensated for declines in Tusker and Pilsner (Kenya) and Windsor (South Korea) reflecting beverage alcohol market declines in the challenging economic environments of Kenya and South Korea. Net sales (after deducting excise duties) grew 5%, primarily driven by price increases on over 50% of local priority brand volume.

Diageo Annual Report 2005	45	Operating and financial review

Category brand growth was primarily driven by growth in Africa and Latin America with favourable mix and some price increases.
     Ready to drink volume increased by 9% with strong performance in Australia where volume rose 28%. African volume fell slightly, by 1%.
     Marketing investment grew 16% driven by increased spend behind global priority brands, Bundaberg in Australia, and ready to drink in Japan.
     Volume growth of Johnnie Walker was driven by growth of 24% in Asian markets through expanding brand awareness and availability and investment in proven growth drivers. Volume of Johnnie Walker in China grew 68%, albeit from a small base.
     Smirnoff volume improvement was driven by growth in Australia of 32%, Brazil, Paraguay and Uruguay of 19% and the Middle East, which grew 24% supported by improved visibility and availability and a positive response to the launch of the new packaging and flavours. Net sales (after deducting excise duties) growth was negatively impacted by the decline of ready to drink volume.
     Baileys volume growth was primarily due to 56% growth in the Americas and Caribbean markets.
     The Guinness volume rose by 8% which was driven was by strong growth in the Caribbean and African markets. The increased volumes were offset by volume decline in Asia and Australia. In Malaysia, a strategic decision to limit duty free sales due to the lower margin in this channel caused a decline in volume sales. In the Malaysian domestic market, Guinness grew at 7%.
     Ready to drink volume rose 9% despite the decision to withdraw Gilbey’s Island Punch from the Philippines market and a slowdown in new market launches. This increase was powered by Smirnoff ready to drink growth in the Americas and Caribbean markets and Australia.
     Red Stripe, a local priority brand, recorded a 17% volume decline due to duty and price increases in the second half of the financial year ended 30 June 2003, and a tough economic environment in Jamaica. However, the brand achieved a 3% net sales (after deducting excise duties) growth due to the substantial price increases.
     Category brands delivered a 12% volume growth, led by growth in whisky and wines in the Americas and Caribbean and beer in Malaysia.
Asia Pacific
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
     Other Asian markets delivered volume growth buoyed by growing economies and positive comparison against 2003 which was impacted by SARS. China grew 77% in volume from a small base, as increased investment behind brands and in-market capabilities builds the business there.
Latin America and the Caribbean
In Latin America, overall volume increased by 10% in a relatively stagnant beverage alcohol market, resulting in many instances of share gains. In Brazil, Paraguay and Uruguay, Johnnie Walker volume grew 21% owing to excellent promotion execution and heightened media investment. Johnnie Walker Black Label and Johnnie Walker Red Label each grew share by over 5 percentage points in their respective categories in Brazil. Smirnoff Red volume rose 20% across the three countries, driven by successful marketing investment and overall economic improvement. However, share declined 1 percentage point in Brazil as pressure from non-premium brands remains.
     In Venezuela, volume rose 9%, despite the decline in the premium beverage alcohol market. Johnnie Walker and Buchanan’s increased volume and share, aided by strong brand positioning. Operating profit benefited from a £10 million gain on the disposal of government bonds purchased in the prior year to hedge exchange risk. Mexico’s performance was strong with volume growth in Johnnie Walker, J&B, Baileys and Buchanan’s, resulting from increased marketing investment. In Colombia volume grew 92%, benefiting from a newly implemented direct distribution system, strong promotional discounts and the spirits tax reform.
     Americas and Caribbean markets delivered 21% volume growth driven by increased marketing spend on the global priority brands. Nearly 60% of this growth came from Argentina, Chile and Peru. Contributors to this have been growth in licensed border stores, together with excellent Christmas campaign execution, especially on Johnnie Walker and Baileys.

Diageo Annual Report 2005	46	Operating and financial review

Operating and financial review continued
Africa
Africa, which is Diageo’s second largest market by volume, sustained its strong performance growing volume by 5%. Guinness volume increased 11% principally driven by growth in Nigeria and Ghana. Nigeria benefited from a growing beer market and successful trade activities focused on reducing distributor stock outs, while Ghana has been fuelled by strong demand, the launch of Guinness Extra Smooth and increased capacity following further production investment. Smirnoff Red volume declined 1%, still impacted by the consumer trend towards beer and gin in South Africa. Successful advertising and promotional activities drove Johnnie Walker volume growth of 6% and Captain Morgan volume growth of 9%. Malta Guinness grew 20%, with strong demand, improved distribution and increased capacity availability. The challenging economic environment in Kenya led the beverage alcohol market to fall and consumers to trade down to value lagers and spirits, adversely impacting on premium local priority lager brands such as Tusker and Pilsner.
     Net sales (after deducting excise duties) in Africa grew 15%, benefiting primarily from price increases. Marketing investment increased 23% to support top-line growth and the launch of Guinness Extra Smooth. In South Africa, a partnership with Heineken and Namibia Breweries was formed, brandhouse, to capture the opportunity provided by the consumer trend towards trading up to premium brands.
Global Duty Free
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
Corporate
Reported turnover in the year ended 30 June 2004 was £63 million, up £1 million compared with the prior year. Net corporate operating costs before exceptional items were up £5 million (3%) against the year ended 30 June 2003.
Moët Hennessy
Diageo’s 34% equity interest in Moët Hennessy contributed operating profit before exceptional items of £176 million to share of profits of associates (2003 – £177 million).
Trend information
On 7 July 2005, Diageo issued a statement about current trading. The following is an extract from this statement:
     ‘Looking forward to the new financial year, Diageo expects that organic growth in volume will be similar to that achieved in the year ended 30 June 2005. Diageo will be looking to achieve a higher level of price increase in the coming year and, over the next few weeks, price increases will be announced on a number of brands in North America. Diageo believes that this renewed focus on pricing, together with the positive impact of the cost efficiency programme, will lead to further year on year improvement in operating margin.’
     The following comments were made by Paul Walsh, chief executive of Diageo, in Diageo’s preliminary announcement on 1 September 2005: ‘We have successfully resolved our exposure to Burger King, monetised the majority of our shares in General Mills and provided certainty as to the value we will receive from our remaining shares when they are sold as we expect they will be in a couple of months.
     With the completion of these transactions Diageo’s balance sheet is now as focused on our position as the world’s leading premium drinks company as our operations have been for a number of years. Therefore, given the continued strong performance of our free cash flow, we will now be able to increase the amount of our share buy back programme. For the financial year ending 30 June 2006 we are proposing a programme of around £1.4 billion.
     As we said at our recent trading update, we expect that in the next financial year volume growth will again be 3%. Better pricing and a stabilising ready to drink trend may give us the opportunity to improve on the net sales (after deducting excise duties) growth we achieved this year. We believe operating profit growth can be similar to that achieved in the financial year ended 30 June 2005 even after allowing for higher growth in marketing spend and higher pension costs.’

Diageo Annual Report 2005	47	Operating and financial review

Liquidity and capital resources
Cash flow A summary of the cash flow and reconciliation to movement in net borrowings for the three years ended 30 June 2005 is as follows:

Year ended 30 June
	2005	2004	2003
	£ million	£ million	£ million

Operating profit	1,736	1,871	1,787

Exceptional operating costs	208	40	168

Restructuring and integration payments	(43)	(97)	(185)

Depreciation and amortisation charge	224	224	249

Increase in working capital	(53)	(13)	(227)

Other items	71	96	178

Net cash inflow from operating activities	2,143	2,121	1,970

Dividends received from associates	111	224	60

Interest and dividends paid to minority interests	(228)	(299)	(355)

Investment income	23	–	–

Taxation	(324)	(298)	(105)

Net (purchase)/sale of investments	(6)	9	(20)

Net capital expenditure	(278)	(307)	(341)

Free cash flow	1,441	1,450	1,209

Acquisitions and disposals	936	(34)	833

Equity dividends paid	(849)	(800)	(767)

Issue of share capital	6	4	4

Net purchase of own shares for share trusts	(29)	(4)	(65)

Own shares purchased for cancellation or holding as treasury shares	(710)	(306)	(852)

Redemption of guaranteed preferred securities	(302)	–	–

Exchange adjustments	(137)	371	227

Non-cash items	91	45	37

Decrease in net borrowings	447	726	626

The primary sources of the group’s liquidity over the last three financial years have been cash generated from operations and cash received from disposals. A portion of these funds has been used to fund acquisitions, share repurchases, to pay interest, dividends and taxes, and to fund capital expenditure.
     Free cash flow is a non-GAAP liquidity measure that comprises the net cash flow arising from operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, and capital expenditure and financial investment. Free cash flow as used by the group covers all the items that are required by FRS 1 to be on the face of the cash flow statement down to, and including, capital expenditure and financial investment. It is therefore a natural sub-total but may not be comparable to similarly titled measures used by other companies. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends and purchase of own shares – each of which arises from decisions which are independent from the running of the ongoing underlying business. The management regards capital expenditure as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group either has a constructive or legal obligation to incur. The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Diageo Annual Report 2005	48	Operating and financial review

Operating and financial review continued
Free cash flow generated was £1,441 million, compared with £1,450 million in the year ended 30 June 2004 and £1,209 million in the year ended 30 June 2003. In the year ended 30 June 2005, cash inflow from operating activities was £2,143 million (2004 – £2,121 million; 2003 – £1,970 million). Discontinued operations in the year ended 30 June 2003 contributed £76 million to operating cash flow. Operating cash flow included £43 million of restructuring and integration costs compared with £97 million and £185 million in the years ended 30 June 2004 and 30 June 2003 respectively. Working capital increased by £53 million in the year ended 30 June 2005 compared to increases of £13 million and £227 million in the comparative years. During 2005, two separate dividends were received from Diageo’s investment in Moët Hennessy compared with three in the year ended 30 June 2004 and none in the year ended 30 June 2003. Diageo’s investment in Moët Hennessy in France was managed during 2005 through a partnership in which Diageo has a 34% interest. The dividends received during the year include £41 million of receipts from Moët Hennessy to cover amounts payable by Diageo to the tax authorities compared to £65 million in the year ended 30 June 2004. Net interest payments including dividends paid to minority interests were £205 million compared with £299 million in the year ended 30 June 2004 and £355 million in the year ended 30 June 2003. Purchases of tangible fixed assets in the current year amounted to £296 million (2004 – £327 million; 2003 – £382 million). Capital expenditure in the year ended 30 June 2003 of £315 million related to continuing operations and £67 million to discontinued operations. There were no individually significant expenditures on tangible fixed assets during the three years ended 30 June 2005. Net tax payments were higher in the year ended 30 June 2005 than in the comparative year as a result of payments made on audit settlements in the year ended 30 June 2005.
     In October 2004, Diageo sold 49.9 million shares in General Mills for £1,210 million. These proceeds, offset by sale of business costs of £16 million (as a result of payments made in respect of businesses previously disposed of) and outflows for acquisitions totalling £258 million, comprise the net cash inflow of £936 million in respect of acquisitions and disposals. Sale of business costs as a result of payments made in respect of businesses previously disposed of were £17 million in the year ended 30 June 2004, while sales of businesses generated £912 million in the year ended 30 June 2003, including £642 million from the disposal of Burger King and £173 million ($273 million) from the contingent value right received as final settlement from General Mills on the sale of Pillsbury. In addition, in the year ended 30 June 2003, £58 million ($89 million) was received from the call option agreements granted to General Mills over 29 million of General Mills’ ordinary shares held by Diageo.
     In the year ended 30 June 2005, Diageo spent £258 million predominately to acquire The Chalone Wine Group and Ursus Vodka Holding BV. The group spent £17 million on acquisitions in the year ended 30 June 2004 and £137 million in the year ended 30 June 2003.
     The company spent a net £29 million on the purchase of its own ordinary shares for employee option schemes compared to £4 million in the prior year and £65 million in the year ended 30 June 2003.
Capital repayments The group’s management is committed to enhancing shareholder value, both by investing in the businesses and brands so as to improve the return on investment and by managing capital structure. Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels.
     The company acquired 8 million (2004 – 43 million; 2003 – 116 million) ordinary shares for cancellation and 86 million ordinary shares to be held as treasury shares during the year ended 30 June 2005 for total consideration including expenses of £61 million (2004 – £306 million; 2003 – £852 million) and £649 million respectively. On 1 September 2005, Diageo announced an increase in the amount of its share buy back programme, with a proposed buy back programme of around £1.4 billion for the year ending 30 June 2006. The group continues to monitor its capital structure and will continue to conduct share buy backs when appropriate.
     The number of shares purchased in each calendar month and the average price paid were as follows:

	Number of		Average	Authorised purchases
Calendar month	shares purchased	(a)	price paid	unutilised at month end

September 2004	7,416,250		6.92	269,958,468	(b)

October 2004	10,000,000		7.25	295,752,223	(c)

November 2004	14,750,000		7.44	281,002,223

December 2004	16,080,000		7.39	264,922,223

February 2005	1,250,000		7.56	263,672,223

March 2005	17,800,000		7.51	245,872,223

April 2005	12,550,000		7.75	233,322,223

May 2005	5,285,000		7.91	228,037,223

June 2005	9,325,000		8.15	218,712,223

Notes
(a) All shares were purchased as part of publicly announced programmes.
(b) Authorisation was given by shareholders on 22 October 2003 to purchase a maximum of 309,885,718 shares. (32,511,000 shares had been purchased under this authority up to 1 September 2004.) Under the authority granted, the minimum price which may be paid was 28 101/108 pence and the maximum price was equal to 105% of the average of the middle market quotations for an ordinary share for the five preceding business days. The expiration date for the programme was 20 October 2004.
(c) Authorisation was given by shareholders on 20 October 2004 to purchase a maximum of 305,752,223 shares. Under the authority granted, the minimum price which may be paid is 28 101/108 pence and the maximum price is equal to 105% of the average of the middle market quotations for an ordinary share for the five preceding business days. The expiration date for the programme is 18 October 2005.

Diageo Annual Report 2005	49	Operating and financial review

Borrowings The group policy with regard to the expected maturity profile of net borrowings of group financing companies is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.
     The group’s net borrowings comprise the following:

As at 30 June
	2005	2004	2003
	£ million	£ million	£ million

Overdrafts	(58)	(74)	(83)

Other borrowings due within one year	(811)	(1,927)	(3,480)

Borrowings due within one year	(869)	(2,001)	(3,563)

Borrowings due between one and three years	(1,744)	(910)	(919)

Borrowings due between three and five years	(974)	(1,499)	(1,267)

Borrowings due after more than five years	(959)	(907)	(795)

Finance leases	–	–	(1)

Interest rate and foreign currency swaps	32	6	484

Gross borrowings after the impact of foreign currency swaps	(4,514)	(5,311)	(6,061)

Offset by:

Cash at bank and liquid resources	817	1,167	1,191

	(3,697)	(4,144)	(4,870)

The group’s gross borrowings (after the impact of foreign currency swaps) were denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%

Gross borrowings

2005	(4,514)	70	(13)	29	14

2004	(5,311)	81	(9)	22	6

2003	(6,061)	80	(9)	24	5

Cash at bank and liquid resources were denominated in the following currencies (liquid resources represent amounts placed with financial institutions which require notice of withdrawals of more than 24 hours to avoid an interest penalty, and amounts placed with government agencies):

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%

Cash at bank and liquid resources

2005	817	31	37	2	30

2004	1,167	49	13	13	25

2003	1,191	53	14	15	18

The effective interest rate for the year ended 30 June 2005, based on average monthly net borrowings and interest charge, excluding the group’s share of associate interest was 4.1% (2004 – 4.7%; 2003 – 5.3%).
     Borrowings due within one year (net of interest rate and foreign currency swaps) for 2005 were £837 million (2004 – £1,995 million; 2003 – £3,079 million).

Diageo Annual Report 2005	50	Operating and financial review

Operating and financial review continued
The following table summarises the group’s borrowings, excluding overdrafts and interest rate and foreign currency swaps.

As at 30 June
	2005	2004	2003
	£ million	£ million	£ million

Global bonds	(2,086)	(1,639)	(1,808)

Yankee bonds	(279)	(384)	(423)

Zero coupon bonds	–	–	(712)

Guaranteed notes	(225)	(220)	(242)

Preferred capital securities	–	(412)	(455)

Medium term notes	(930)	(919)	(593)

Commercial paper	(458)	(377)	(863)

Others	(510)	(1,292)	(1,366)

	(4,488)	(5,243)	(6,462)

During the year ended 30 June 2005, the group borrowed $750 million (£418 million) in the form of a global bond that matures in 2010, with debt maturing of £722 million relating to a number of bonds and preferred securities and early settlement of debt totalling £500 million. The global bond proceeds have been used in the ongoing cash management and funding activities of the group. During the year ended 30 June 2004, the group borrowed €300 million (£201 million) in the form of a medium term note that matures in 2006, $500 million (£275 million) in the form of a global bond that matures in 2006, $200 million (£110 million) in the form of a medium term note that matures in 2007, €500 million (£336 million) in the form of a medium term note that matures in 2009, and $500 million (£275 million) in the form of a global bond that matures in 2011. During the year ended 30 June 2003, the group borrowed $1,000 million (£550 million) in the form of a global bond that matures in 2007, $1,000 million (£550 million) in the form of a global bond that matures in 2008, and $200 million (£110 million) in the form of a medium term note that matures in 2018.
     The £447 million decrease in net borrowings from 30 June 2004 to 30 June 2005 reflected free cash flow (see Glossary) of £1,441 million noted above and £1,210 million from the sale of 49.9 million General Mills shares offset by £710 million on the repurchase of shares, £849 million equity dividend payments, the redemption of minority interest preference shares for £302 million and acquisitions of £258 million. In addition, exchange rates adversely impacted on borrowings by £137 million. The £726 million decrease in net borrowings from 30 June 2003 to 30 June 2004 reflected free cash flow of £1,450 million, and the benefits from favourable exchange rate movements of £371 million, less £306 million on the repurchase of shares and an £800 million equity dividend payment.
     At 30 June 2005, the group had available undrawn committed bank facilities of £1,788 million (2004 – £1,758 million; 2003 – £1,970 million). Of the facilities, £631 million expire in May 2006, £654 million expire in May 2007 and £503 million expire in May 2010. Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates plus an agreed margin, which is dependent on the period of drawdown. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items aggregated with share of associates’ profits to net interest). They are also subject to pari passu ranking and negative pledge covenants.
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
     Capital commitments not provided for at 30 June 2005 were estimated at £53 million (2004 – £99 million; 2003 – £62 million).
     Diageo management believes that it has sufficient funding for its working capital requirements.

Contractual obligations	Payments due by period
	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total
As at 30 June 2005	£ million	£ million	£ million	£ million	£ million

Long term debt obligations	353	1,744	974	959	4,030

Operating leases	66	111	88	225	490

Purchase obligations	663	704	329	537	2,233

Provisions for liabilities and charges and creditors greater than one year	79	106	26	131	342

	1,161	2,665	1,417	1,852	7,095

Diageo Annual Report 2005	51	Operating and financial review

Long term debt obligations comprise borrowings (before deducting interest rate and foreign currency swaps) with an original maturity of greater than one year. Purchase obligations include various long term purchase contracts entered into for the supply of certain raw materials, principally grapes, cans and glass bottles. The contracts are used to guarantee supply of raw materials over the long term and to enable more accurate predictions of future costs. It is expected that all contractual commitments will be funded from future operating cash flows and no new borrowings will be required to meet these obligations. Provisions for liabilities and charges and creditors greater than one year do not include £32 million in respect of vacant properties (included in operating leases), £113 million for onerous contracts (included in purchase obligations), post employment provisions and deferred taxation.
     In addition, the group has resumed service-based contributions to the Diageo UK pension fund. The contribution is expected to be approximately £50 million per annum. At 30 June 2004, the group had £312 million of 9.42% cumulative guaranteed preferred securities which were included in non-equity minority interests on the consolidated balance sheet. The securities were redeemed at the option of the company during the year ended 30 June 2005.
Off-balance sheet arrangements
In connection with the disposal of certain businesses, the group has given guarantees of third party debt which were necessary to complete the disposals on the most favourable terms. The directors are not aware of any instances of default by the borrowers at present, but the ability of the borrowers to continue to be in compliance with the guaranteed debt instruments, and in particular remaining current on payments of interest and repayments of principal, is significantly dependent on the current and future operations of those borrowers and their affiliates. Diageo guaranteed up to $850 million (£475 million) of external borrowings of Burger King until December 2007. These loans had an original term of five years from December 2002, although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. On 13 July 2005, Burger King refinanced these external borrowings on a stand-alone basis releasing Diageo of its obligations under the guarantee. See ‘Material contracts – Agreement for the sale of Burger King Corporation’ for further information. In connection with the disposal of Pillsbury in October 2001, Diageo has guaranteed debt of International Multifoods Corporation, a wholly owned subsidiary of The JM Smucker Company as from 18 June 2004, to the amount of $200 million (£112 million), repayable in November 2009.
     In addition, certain of the acquired Seagram businesses had pre-existing guarantees at the date of the acquisition in relation to the solvency of a third party partnership. This partnership has outstanding loans of $100 million (£56 million). Vivendi has indemnified the group against any losses relating to these arrangements.
     The above guarantees are unrelated to the ongoing operations of the group’s business.
     The group also has unrecognised gains and losses of £145 million and £61 million, respectively, in respect of financial instruments at 30 June 2005. For further disclosures with regard to financial instruments, see note 18 to the consolidated financial statements.
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
     Treasury operations are conducted within a framework of board-approved policies and guidelines, which are recommended and subsequently monitored by the finance committee (this committee is described in the corporate governance report). These include benchmark exposure and/or hedge cover levels for key areas of treasury risk. The benchmarks, hedge cover and overall appropriateness of Diageo’s risk management policies are reviewed by the board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board-approved strategies. Transactions giving rise to exposures away from the defined benchmark levels arising on the application of this flexibility are separately monitored on a daily basis using value at risk analysis. They are carried at fair value and gains or losses are taken to the profit and loss account as they arise. At 30 June 2005 gains and losses on these transactions were not material.
     The finance committee receives bi-monthly reports on the activities of the treasury department, including any exposures away from the defined benchmarks. The internal control environment is reviewed regularly.

Diageo Annual Report 2005	52	Operating and financial review

Operating and financial review continued
Currency risk The group publishes its consolidated financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements which will affect the group’s transaction costs, and the translation of the results and underlying net assets of its foreign subsidiaries.
     The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign currency net assets by holding net borrowings in foreign currencies and by using foreign currency swaps and cross currency interest rate swaps. The group’s policy is to seek to hedge currency exposure on its net assets before net borrowings at approximately the following percentages – 90% for US dollars, 90% for euros and 50% for other significant currencies where a liquid foreign exchange market exists. This policy leaves the remaining part of the group’s net assets before net borrowings subject to currency movements. Exchange differences arising on the retranslation of foreign currency net borrowings and foreign exchange swaps are recognised in the statement of total recognised gains and losses to match exchange differences on foreign equity investments, in accordance with SSAP 20. Under IFRS, Diageo will continue to hedge its net investment in foreign currency denominated assets. Net investment hedges will take the form of foreign currency borrowings or derivatives. From 1 July 2005, Diageo has introduced additional processes to determine, monitor and document the effectiveness of these hedges in the context of the underlying exposure under IAS 39.
     For currencies in which there is an active market, the group seeks to hedge between 80% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using forward foreign currency exchange contracts. The gain or loss on the hedge is recognised at the same time as the underlying transaction. Diageo expects hedges entered into to be effective, and therefore does not expect the impact of ineffectiveness on the profit and loss account to be material.
Interest rate risk The group has an exposure to interest rate risk and is most vulnerable to changes in US dollar, sterling and euro interest rates. To manage interest rate risk, the group manages its proportion of fixed to variable rate borrowings within limits approved by the board, primarily through issuing long term fixed rate bonds, medium term notes and fixed and floating rate commercial paper, and by utilising interest rate swaps, cross currency interest rate swaps and swaptions. The profile of fixed rate to floating rate net borrowings is maintained according to a duration measure that is equivalent to an approximate 50% fixed and 50% floating amortising profile. The number of years within the amortising profile depends on a template approved by the board. The floating element of US dollar borrowing is partly protected using interest rate collars although, following a policy review in 2002 interest rate collars are no longer being transacted and the existing collars are reducing as the individual instruments reach maturity. Remaining interest rate collars as at 30 June 2005 will take up to approximately one year to expire. In addition, where appropriate, the group may use forward rate agreements to manage short term interest rate exposures. Swaps, swaptions, forward rate agreements and collars are accounted for as hedges. Such management serves to increase the accuracy of the business planning process. Following the implementation of IFRS from 1 July 2005 the majority of Diageo’s existing interest rate hedges are designated as hedges under IAS 39. Diageo expects hedges entered into to be effective, and therefore does not expect the impact of ineffectiveness on the profit and loss account to be material.
Capital structure Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels. This is achieved by targeting a range of ratios which are currently broadly consistent with an A band credit rating.
Liquidity risk The group’s policy with regard to the expected maturity profile of group financing companies’ borrowings is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.
Credit risk A large number of major international financial institutions are counterparties to the financial instruments transacted by the group. Group policy is to enter into such transactions only with counterparties with a long term credit rating of A or better. The group monitors its credit exposure to its counterparties, together with their credit ratings.
Commodity price risk The group uses commodity futures and options to hedge against price risk in certain commodities. All commodity futures and options contracts hedge a projected future purchase of raw material. Commodity futures or options are then either closed out at the time the raw material is purchased or they are exchanged with the company manufacturing the raw material to determine the contract price. Commodity contracts are held in the balance sheet at fair value but any gains and losses are deferred until the contracts are closed out or exchanged. Open contracts at 30 June 2005 and gains and losses realised in the year or deferred at the balance sheet date were not significant.

Diageo Annual Report 2005	53	Operating and financial review

Employee share schemes Awards and option grants vesting under the various employee share schemes are generally satisfied by the transfer of existing shares. These awards and option grants are hedged through the purchase of shares or call options. Exceptions to this policy are in respect of exercises under certain GrandMet and international schemes that are satisfied by the issue of new equity.
Insurance The group purchases insurance for commercial, or where required, for legal or contractual reasons. In addition, the group retains insurable risk where external insurance is not considered an economic means of mitigating these risks.
Sensitivity analysis
For financial instruments held, the group has used a sensitivity analysis technique that measures the change in the fair value of the group’s financial instruments from hypothetical changes in market rates.
     The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the following table, which therefore should not be considered a projection of likely future events and losses.
     The estimated changes in the fair values of borrowings, the guaranteed preferred securities and the associated derivative financial instruments at 30 June 2005 are set out in the table below. The fair values of quoted borrowings and guaranteed preferred securities are based on year end mid-market quoted prices. The fair values of other borrowings, derivative financial instruments and other financial liabilities and assets are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end. These are based on rates obtained from third parties.
     The estimated changes in fair values for interest rate movements are based on an instantaneous decrease of 1% (100 basis points) in the specific rate of interest applicable to each class of financial instruments from the levels effective at 30 June 2005, with all other variables remaining constant. The estimated changes in the fair value for foreign exchange rates are based on an instantaneous 10% weakening in sterling against all other currencies from the levels applicable at 30 June 2005, with all other variables remaining constant. Such analysis is for illustrative purposes only as, in practice, market rates rarely change in isolation.

Sensitivity analysis table at 30 June 2005	Fair value changes arising from:
		1% fall	10%
	Estimated	in interest	weakening
	fair value	rates	in sterling
	£ million	£ million	£ million

Borrowings	(4,746)	161	(505)

Interest rate contracts	51	(100)	6

Foreign exchange contracts:

Transaction	(23)	–	(138)

Balance sheet translation	38	–	(57)

Written call options re General Mills shares	(8)	–	(1)

Other financial net assets	530	(4)	66

At 30 June 2005 General Mills had the option to purchase 25 million of General Mills shares held by Diageo subject to certain limitations. The call options have a strike price of $51.56 and expire in October 2005. The estimated fair value of the call options was derived using a Black Scholes model using market volatility, share price and interest rates as at 30 June 2005. It is estimated that a 5% increase in the share price of General Mills would increase the negative fair value by £9 million. On 24 August 2005 Diageo purchased an option to dispose of its remaining interest in General Mills (see ‘Related party transactions – Agreements with General Mills’).
Critical accounting policies
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom. Diageo’s accounting policies are set out in the notes to the consolidated financial statements in this Annual Report on Form 20-F. In applying these policies the directors are required to make estimates and subjective judgements that may affect the reported amounts of assets and liabilities at the balance sheet date and reported profit for the year. The directors base these on a combination of past experience and any other evidence that is relevant to the particular circumstance. The actual outcome could differ from those estimates. Of Diageo’s accounting policies, the directors consider that policies in relation to the following areas are of greater complexity and/or particularly subject to the exercise of judgement.

Diageo Annual Report 2005	54	Operating and financial review

Operating and financial review continued
Brands, goodwill and other intangibles Acquired brands are held on the consolidated balance sheet at cost. Where brands are regarded as having indefinite useful economic lives, they are not amortised. Assessment of the useful economic life of an asset, or that an asset has an indefinite life, requires considerable management judgement.
     Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. In particular, the group performs a discounted cash flow analysis annually to compare discounted estimated future operating cash flows to the net carrying value of each acquired brand. The analysis is based on forecast cash flows with terminal values being calculated using the lower of the growth rate implicit in the company’s strategic plan and the long term growth rate (the real GDP growth rate of the country plus its inflation rate) of the principal countries in which the majority of the profits of each brand are generated. The estimated cash flows are discounted at the group’s weighted average cost of capital in the relevant country. Any impairment write downs identified are charged to the profit and loss account.
     The test is dependent on management estimates and judgements, in particular in relation to the forecasting of future cash flows, and the discount rate applied to these cash flows.
Post employment benefits Diageo accounts for post employment benefits in accordance with FRS 17 – Retirement benefits. Application of FRS 17 requires the exercise of judgement in relation to various assumptions including future pay rises in excess of inflation, employee and pensioner demographics and the future expected returns on assets.
     Diageo determines the assumptions to be adopted in discussion with its actuaries, and believes these assumptions to be in line with UK practice generally, but the application of different assumptions could have a significant effect on the amounts reflected in the profit and loss account and balance sheet in respect of post employment benefits. The assumptions vary among the countries in which the group operates, and there may be an interdependency between some of the assumptions. A list of the major assumptions used by the group for the three years ended 30 June 2005 are set out in note 5 to the consolidated financial statements. It would be impracticable to give the impact of the effect of changes in all of the assumptions used to calculate the post employment charges in the profit and loss account and balance sheet, but the following disclosures are provided to assist the reader in assessing the impact of changes in the more critical assumptions.
     The finance charges included in the profit and loss account for post employment benefits are partly calculated by assuming an estimated rate of return on the assets held by the post employment plans. For the year ended 30 June 2005 this was based on the assumption that equities would outperform fixed interest government bonds by three and a quarter percentage points. A one percentage point increase in this assumption would have improved profit before taxation by approximately £28 million.
     The rates used to discount the liabilities of the post employment plans are determined by using rates of return on high quality corporate bonds of appropriate currency and term. A half a percentage point decrease in the discount rate assumption used to determine the profit and loss account charge in the year ended 30 June 2005 would have reduced profit before taxation by approximately £9 million. A half a percentage point decrease in the discount rate assumption used to determine the post employment liability at 30 June 2005 would have increased the liabilities by approximately £450 million.
     The net liability for post employment benefits is partly determined by the market value at the end of the year of the assets owned by the post employment plans. A 10% movement in worldwide equity values would increase/decrease the net pension liability before tax at 30 June 2005 by approximately £319 million.
     The mortality assumptions used in the UK plan are based on the mortality experience of the plan and allow for future improvements in life expectancy. For example, it is assumed that members who retire in 2023 at age 65 will live on average for a further 20 years if they are male and for a further 23 years if they are female. The current mortality assumptions will be re-assessed in 2006. If assumed life expectancies had been one year greater for the UK plans, the charge to the profit and loss account would have increased by approximately £9 million and the deficit would have increased by approximately £150 million.
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
Financial instruments The group uses financial instruments to hedge its exposures to fluctuations in interest rates and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. While UK GAAP includes prescriptive disclosure requirements in relation to financial instruments, it does not include a comprehensive standard on hedge accounting. Nevertheless, under UK GAAP, hedging principles are generally applied whereby the cash flows on hedge instruments are matched to the underlying hedged risks, with hedging instruments held in the balance sheet at amortised cost. In the absence of detailed guidance under UK GAAP, judgement must be applied in the establishment and application of accounting policies in relation to financial instruments accounted for as hedges.

Diageo Annual Report 2005	55	Operating and financial review

Taxation The group is required to estimate the income tax in each of the jurisdictions in which it operates. This requires an estimation of the current tax liability together with an assessment of the timing differences which arise as a consequence of different accounting and tax treatments. These timing differences result in deferred tax assets or liabilities which are included within the balance sheet. Deferred tax assets and liabilities are measured using substantially enacted tax rates expected to apply when the timing differences reverse.
     The group operates in many countries in the world and is subject to many tax jurisdictions and rules. As a consequence the group is subject to tax audits, which by their nature are often complex and can require several years to conclude. Management judgement is required to determine the total provision for income tax. Amounts accrued are based on management’s interpretation of country specific tax law and the likelihood of settlement. However the actual tax liabilities could differ from the provision and in such event the group would be required to make an adjustment in a subsequent period which could have a material impact on the group’s profit and loss and/or cash position.
     Tax benefits are not recognised unless the tax positions are probable of being sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. All such provisions are included in creditors due within one year. Any interest on tax liabilities is provided for in the tax charge. Deferred tax assets are not recognised where it is more likely than not that the asset will not be realised in the future. This evaluation require judgements to be made including the forecast of future taxable income.
Discussion of US GAAP differences
Diageo’s consolidated financial statements have been prepared in accordance with UK GAAP, which is the group’s primary reporting framework. Reconciliations between UK and US GAAP are set out in note 32 to the consolidated financial statements and this section explains the principal differences.

Year ended 30 June
		2005	2004	2003
		£ million	£ million	£ million

Turnover	– UK GAAP	9,036	8,891	9,281

	– US GAAP	9,170	8,777	9,153

	Effect on net income of significant differences between UK and US GAAP:

	Net income in accordance with UK GAAP	1,375	1,392	50

	Adjustments to conform with US GAAP:

	Inventories	(24)	(37)	(46)

	Pensions and other post employment benefits	(5)	10	95

	Derivative instruments in respect of General Mills shares	27	28	(4)

	Other derivative instruments	(53)	111	(189)

	Disposal of businesses	5	69	(177)

	Burger King	(17)	(13)	693

	Disposal of General Mills shares	87	–	–

	Other items	23	(3)	25

	Deferred taxation	52	143	(13)

	Net income in accordance with US GAAP	1,470	1,700	434

Turnover
US GAAP turnover (sales in US terminology) for the year ended 30 June 2005 was £134 million higher than turnover under UK GAAP. This principal difference was in respect of the accounting treatment of a number of joint arrangements, involved in the marketing and distribution of premium drinks, that the group has with Moët Hennessy in France and the Far East. Under UK GAAP, the group consolidates the attributable share of the joint arrangements measured according to the terms of the arrangement as a result of which the group only consolidates the turnover of the Diageo brands sold to third parties by the joint arrangements. Under US GAAP, the sales to third parties of the Moët Hennessy brands by the joint arrangements are also included in group turnover as Diageo is regarded as the primary beneficiary of the joint arrangements.
     In the year ended 30 June 2004, turnover under US GAAP was £114 million (2003 – £128 million) lower than under UK GAAP. Under US GAAP, during the period before the implementation of FIN 46(R) – Consolidation of Variable Interest Entities, joint arrangements with Moët Hennessy were accounted for under the equity method of accounting and the group’s share of sales of the joint arrangements was not included as part of group turnover.

Diageo Annual Report 2005	56	Operating and financial review

Operating and financial review continued
Net income
The significant reconciling items in net income are as follows:
Inventories Under UK GAAP, the merger of GrandMet and the Guinness Group was accounted for under merger accounting principles (pooling of interests) where the results and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under US GAAP, the merger was accounted for as an acquisition of the Guinness Group by GrandMet with an effective acquisition date of 31 December 1997. As a consequence the fair value of the net assets under US GAAP of the Guinness Group was higher than the net assets under UK GAAP, primarily in respect of maturing whisky inventories. The fair value of the inventories at the date of acquisition (17 December 1997) was £601 million higher under US GAAP than the book value under UK GAAP. The increase in inventory values is unwinding over a number of years on the sale of the whisky to third parties.
Pensions and other post employment benefits Under UK GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost is charged to operating profit. The interest cost (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using the market value of assets), are charged/credited to other finance charges in the profit and loss account. Any amount arising from changes in the assumptions used for the actuarial valuation at the commencement of the year and those at the end of the year and any differences between the actual return on the plan’s assets and the expected return on the plan’s assets are included in the statement of total recognised gains and losses. The surplus or deficit in post employment plans at the balance sheet date is reported as part of the group’s consolidated net assets.
     Under US GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost, the interest (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using a smoothed market value of assets) are all charged/credited to operating profit. The cumulative amounts arising from changes in the assumptions used for the actuarial valuation at the commencement of the year and those at the end of the year and any differences between the actual return on the plan’s assets and the expected return on the plan’s assets are amortised through operating profit over the average remaining service lives of the employees. Only when the plan is in deficit, calculated on the plan’s accrued rather than projected liabilities, is the liability included in the group’s consolidated net assets. If the plan is in surplus, the group’s consolidated net assets include a prepayment or provision which is the difference between the cumulative charges to operating profit and the cumulative cash contributions made to the plan.
Derivative instruments in respect of General Mills shares Under UK GAAP, the premium received from the sale to General Mills of options over 29 million ordinary shares of Diageo’s holding in that company was deferred in the balance sheet pending exercise or lapse of the options. On 4 October 2004, 4 million of the shares over which the option was exercisable were disposed of to the group’s UK pension fund. The premium in respect of the option over the 4 million shares has been realised in the profit and loss account under UK GAAP in the year ended 30 June 2005. Also under UK GAAP, the contingent value right, received in connection with the disposal of Pillsbury, was treated as a contingent asset and was therefore not recognised until the realisation of the contingent asset became virtually certain. The group received cash in settlement of the contingent value right on 1 May 2003, and as a consequence it was accounted for in the consolidated profit and loss account in the year ended 30 June 2003. Under US GAAP, the option contract and the contingent value right represent derivatives and, accordingly, have been held at their estimated fair values at the balance sheet dates with changes in fair value included in the statement of income.
Other derivative instruments The group uses derivative financial instruments for risk management purposes. Under UK GAAP, changes in the fair value of interest rate derivatives and derivatives hedging forecast transactions are not recognised until realised. Changes in the fair value of derivatives hedging the translation of net assets of overseas operations are taken to the statement of total recognised gains and losses. Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group’s derivatives qualify for and are designated as hedges under US GAAP. Gains and losses arising from changes in the fair value of derivatives, and gains and losses arising from changes in the fair value of hedged items attributable to the hedged risk, are charged or credited in determining net income under US GAAP.
     In the year ended 30 June 2005, under US GAAP, there were losses of £71 million recognised on foreign exchange derivatives (2004 –gains of £62 million; 2003 – losses of £148 million) and gains of £31 million recognised on interest rate instruments (2004 – gains of £62 million; 2003 – losses of £45 million). The year on year movements were primarily a product of the portion of the group’s hedging instruments and hedged items for which mark-to-market movements are taken to net income under US GAAP but not under UK GAAP, and the movements in exchange and interest rates in each period. Other differences arising between UK and US GAAP on derivative instruments, in respect of the group’s share of results of associated companies, amounted to losses of £13 million (2004 – losses of £13 million; 2003 – gains of £4 million).

Diageo Annual Report 2005	57	Operating and financial review

Disposal of businesses Under UK GAAP, in the year ended 30 June 2005, the group made a gain of £46 million on disposal of businesses (including the release of provisions of £53 million in respect of Burger King) compared with a loss of £2 million under US GAAP (excluding the release of provisions of £53 million in respect of Burger King). In addition, there was an impairment charge to goodwill of £5 million in respect of a distribution business in Ireland which has not been recognised under US GAAP.
     In the year ended 30 June 2004, the principal reason for the difference between UK and US GAAP was the recognition of the deferred gain established on the sale of Pillsbury. In connection with the disposal of Pillsbury in the year ended 30 June 2002, Diageo guaranteed the debt of International Multifoods Corporation (IMC) to the amount of $200 million (£112 million). Under US GAAP, Diageo had deferred the element of the gain on disposal of Pillsbury equivalent to the amount guaranteed. As a result of the acquisition of IMC by The JM Smucker Company in the year ended 30 June 2004, the deferred gain under US GAAP was recognised in that year.
     In the year ended 30 June 2003, under UK GAAP, excluding the pre-tax loss in respect of the disposal of Burger King described below and the receipt of £173 million under the terms of the contingent value right connected with the disposal of Pillsbury described above, the group made gains on disposals of other businesses of £14 million compared with gains of £16 million under US GAAP.
Burger King Under UK GAAP, the sale of Burger King on 13 December 2002 was accounted for as a disposal and the results prior to the disposal date were presented within discontinued operations. Net income for the year ended 30 June 2003 reflected a pre-tax charge in relation to the sale of Burger King of £1,441 million and £750 million under UK and US GAAP, respectively, representing £691 million of the total UK/US GAAP difference in net income. Under US GAAP, the transaction was not accounted for as a disposal due to the size of the investment made by the buyer and Diageo’s continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance. However, a charge for impairment was recognised rather than a loss on disposal. The charge for impairment under US GAAP was lower than the loss on disposal under UK GAAP principally because the goodwill and brands acquired on the original acquisition of the quick service restaurants business were being amortised over 40 years up to 30 June 2001 (prior to the adoption of SFAS No. 142), whereas no amortisation had been charged on the goodwill and brands under UK GAAP. By the date of disposal, Diageo had incurred additional cumulative amortisation (including related deferred tax) under US GAAP of £609 million on the goodwill and brands of Burger King. Other differences arising between UK and US GAAP, principally in respect of derivative instruments, reduced the charge under US GAAP by £82 million. In the US GAAP balance sheet, the total assets and total liabilities of Burger King at 30 June 2005 (including consideration deferred under US GAAP) classified within ‘other long term assets’ and ‘other long term liabilities’ were each £1.2 billion (2004 – £1.2 billion). On 13 July 2005 Burger King refinanced its external borrowings on a stand-alone basis, releasing Diageo of its obligations under the guarantee relating to that debt. Accordingly, the transaction will be accounted for as a disposal under US GAAP in the year ending 30 June 2006.
Disposal of General Mills shares Under UK GAAP, in the year ended 30 June 2005, the group made a pre-tax loss of £26 million on the disposal of 53.9 million General Mills shares. Under US GAAP, the group made a pre-tax gain of £61 million in respect of the disposal of these shares. The main reason for the difference was the different carrying values under UK and US GAAP of the General Mills investment, which principally arose from the varying historical accounting treatments for intangible assets. Under US GAAP, until 30 June 2001, the goodwill and brands in respect of the General Mills investment were being amortised over 40 years, whereas no amortisation on these assets had been charged under UK GAAP. In addition, interest rate swaps were closed out at a cost of £25 million and charged to the loss on disposal under UK GAAP but, under US GAAP, these instruments had been carried at fair value with gains and losses arising being accounted for through the statement of income prior to the sale. Partially offsetting these differences, cumulative unhedged currency translation losses of £37 million were included in the gain on disposal under US GAAP. Under UK GAAP, cumulative currency translation gains and losses are not included in the loss on disposal.
Exceptional and extraordinary items Under UK GAAP, exceptional items are those that, in management’s judgement, are material items that arise from events or transactions that fall within the ordinary activities of the group but, by virtue of their size or incidence, should be separately disclosed if the consolidated financial statements are to properly reflect the results for the period. US GAAP does not have such a category. Under US GAAP, certain of these items are treated in accordance with paragraph 26 of APB 30 as a separate component of income from continuing operations, if appropriate. The group has had no extraordinary items under either UK or US GAAP for the three years ended 30 June 2005.
New accounting standards
No new UK accounting pronouncements have been issued in the year which impact the UK GAAP information reported. The following new US GAAP pronouncements issued by the US Financial Accounting Standards Board (FASB) have recently been issued.
SFAS No. 151 – Inventory Costs In November 2004, the FASB issued SFAS No. 151 – Inventory Costs to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognised as current period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to inventory values be based on the normal capacity of the production facilities. SFAS No. 151 is effective for costs incurred in respect of inventories for reporting periods beginning after 15 June 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the results or net assets of the group.

Diageo Annual Report 2005	58	Operating and financial review

Operating and financial review continued
SFAS No. 153 – Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29 In December 2004, the FASB issued SFAS No. 153 which, for periods beginning after 15 June 2005, no longer allows the exemption included in APB Opinion No. 29 (APB 29) which permitted certain non-monetary exchanges of similar productive assets to be accounted for at book value with no gain or loss being recognised. Under SFAS No. 153 such non-monetary transactions have to be accounted for at fair value, recognising any gain or loss, if the transaction meets a commercial substance criterion and the fair value is determinable. SFAS No. 153 did not affect the guidance in APB 29 for non-monetary exchanges of inventory. The adoption of SFAS No. 153 is not expected to have a material effect on the results or net assets of the group.
SFAS No. 123(R) – Share-Based Payment In December 2004, the FASB issued SFAS No. 123(R) – Share-Based Payment which is a revision of SFAS No. 123 – Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25 – Accounting for Stock Issued to Employees. Generally the valuation methods contained in SFAS No. 123(R) are similar to those in SFAS No. 123, but SFAS No. 123(R) requires all share-based payments to employees, including grants of employee share options, to be charged to the statement of income. Pro forma disclosure is no longer an alternative. With limited exceptions, the amount charged to the statement of income for share options will be measured based on the grant date fair value of the option amortised over the period to the date of vesting of the award. SFAS No.123(R) is effective for annual reporting periods beginning after 15 June 2005. The adoption of SFAS No. 123(R) is likely to increase the annual US GAAP charge to income before taxation by approximately £10 million, based on the current structure of the awards.
SFAS No. 154 – Accounting Changes and Error Corrections In May 2005, the FASB issued SFAS No. 154 – Accounting Changes and Error Corrections, which is effective for periods beginning after 15 December 2005. This statement replaces APB Opinion No. 20 – Accounting Changes (APB 20) and SFAS No. 3 – Reporting Accounting Changes in Interim Financial Statements. APB 20 previously required that most voluntary changes in accounting principle be recognised by including, in net income of the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. The adoption of SFAS No. 154 is not expected to have a material effect on the results or net assets of the group.
Conversion to International Financial Reporting Standards
The European Union (EU) has issued a regulation requiring most companies listed in the EU to comply with accounting standards issued by the International Accounting Standards Board and adopted by the EU, in the preparation of their consolidated accounts for financial reporting periods beginning on or after 1 January 2005. The EU’s objective is to improve financial reporting and enhance transparency, in order to assist the free flow of capital and improve the efficiency of the capital markets. Diageo therefore will present its consolidated financial statements for the year ending 30 June 2006 in compliance with International Financial Reporting Standards and International Accounting Standards (together IFRS) as adopted by the EU. Diageo’s first IFRS results will be for the six months ending 31 December 2005.
     The principal differences, affecting the group, between UK GAAP and IFRS are described on pages 149 to 151.

Diageo Annual Report 2005	59	Operating and financial review

Directors and senior management

	Age	Nationality	Position (committees)

Directors
Lord Blyth of Rowington	65	British	Chairman, non-executive director 3*
Paul S Walsh	50	British	Chief executive, executive director 2*
Nicholas C Rose	47	British	Chief financial officer, executive director [2]
Lord Hollick of Notting Hill	60	British	Senior non-executive director 1,3,4*
Dr Franz B Humer	59	Swiss/Austrian	Non-executive director [1,3,4]
Maria Lilja	61	Swedish	Non-executive director [1,3,4]
William S Shanahan	65	US	Non-executive director [1,3,4]
H Todd Stitzer	53	US	Non-executive director [1,3,4]
Jonathan R Symonds	46	British	Non-executive director 1*,3,4
Paul A Walker	48	British	Non-executive director [1,3,4]

Senior management
Stuart R Fletcher	48	British	President, Diageo International [2]
James N D Grover	47	British	Global business support director [2]
Robert M Malcolm	53	US	President, global marketing, sales and innovation [2]
Ivan M Menezes	46	US	President, Diageo North America [2]
Andrew Morgan	49	British	President, Diageo Europe [2]
Timothy D Proctor	55	US/British	General counsel [2]
Gareth Williams	52	British	Human resources director [2]

Officer
Susanne Bunn	46	British	Company secretary

Key to committees:
1. Audit
2. Executive
3 Nomination
4. Remuneration
* chairman
Rodney Chase and Keith Oates retired as non-executive directors at the AGM on 20 October 2004. Lord Hollick succeeded Rodney Chase as senior non-executive director and chairman of the remuneration committee in September 2004 and Jon Symonds succeeded Keith Oates as chairman of the audit committee after the AGM in October 2004.
Information in respect of the directors and senior management is set out below:
Lord (James) Blyth of Rowington retired as chairman of The Boots Company PLC at the end of July 2000, having joined in 1987 as chief executive and become chairman in 1998. He was formerly group chief executive of the Plessey Company and head of Defence Sales at the Ministry of Defence. He was appointed a non-executive director of Diageo plc in January 1999 and chairman in July 2000. He is also a non-executive director of Anixter Inc in the USA, and a vice chairman of Greenhill & Co Inc.
Paul Walsh joined GrandMet’s brewing division in 1982 and became its finance director in 1986. He held financial positions with Inter-Continental Hotels and the GrandMet Food Sector from 1987 to 1989 and was appointed division chief executive of Pillsbury in 1990, becoming chief executive officer of The Pillsbury Company in 1992. He was appointed to the GrandMet board in October 1995 and to the Diageo plc board in December 1997. He became chief operating officer of Diageo plc in January 2000 and chief executive in September 2000. He is also a non-executive director of Centrica plc, a governor of Henley Management Centre and a non-executive director of FedEx Corporation, in the USA. He was formerly a non-executive director of General Mills, Inc in the USA.
Nicholas (Nick) Rose joined GrandMet in June 1992, initially as group treasurer, and became group controller in 1995. He was appointed finance director of International Distillers & Vintners in 1996 and became finance director of United Distillers & Vintners in December 1997. He was appointed to the Diageo plc board in June 1999 and became chief financial officer in July 1999. He is also a non-executive director of Scottish Power plc and a non-executive director of Moët Hennessy S.N.C., in France.
Lord (Clive) Hollick of Notting Hill was appointed managing director of Kohlberg Kravis Roberts & Co Ltd on 4 April 2005, having retired as chief executive of United Business Media p.l.c. also on that day. He is also a founding trustee of the Institute of Public Policy Research, chairman of London’s South Bank Centre and a non-executive director of Honeywell International Inc in the USA, and South Bank Foundation Limited. He resigned as a non-executive director of Channel 5 Television Limited in April 2005 and was formerly a non-executive director of Logica plc, BAe Systems plc, TRW Inc and the London School of Economics. He was appointed a non-executive director of Diageo plc in December 2001 and was appointed senior non-executive director and chairman of the remuneration committee in September 2004.

Diageo Annual Report 2005	60	Directors and senior management

Directors and senior management continued
Dr Franz Humer is chairman and chief executive of F. Hoffmann-La Roche Ltd, having previously been chief operating officer and head of the Pharmaceuticals Division. He was appointed a non-executive director of Allianz Versicherungs AG in Germany in May 2005 and is also chairman of the European Federation of Pharmaceutical Industries and Associations (EFPIA), vice chairman of Economiesuisse (Swiss Business Federation), chairman of the Friends of Phelophepa Foundation in Switzerland, a board member of Salzburg University, a board member of the Project Hope charity and a board member of Chugai in Japan. He was formerly chief operating director of Glaxo Holdings plc, a non-executive director of Cadbury Schweppes Public Limited Company and a non-executive director of Genentech, in the USA. He was appointed a non-executive director of Diageo plc on 1 April 2005 and will seek election at this year’s AGM.
Maria Lilja played a leading role in building Nyman & Schultz, a long-established Scandinavian travel management company, which was acquired by American Express in 1993. She served as head of American Express Europe from 1996 to 2000. During the year she resigned as non-executive chairman of Mandator AB and as a non-executive director of Intrum Justitia AB, both in Sweden. She is also a non-executive director of Bilia AB, Observer AB and Poolia AB, all in Sweden. She was appointed as a non-executive director of Diageo plc in November 1999.
William Shanahan is president of The Colgate-Palmolive Company. He joined Colgate-Palmolive in 1965 as a sales assistant in the international sales department and subsequently held various positions within the company in general management and marketing roles. In 1983 he was appointed an officer of the corporation, in 1989 he became chief operating officer, and in 1992, was appointed president (from which position he will retire on 30 September 2005). He was appointed a non-executive director of Diageo plc in May 1999.
H Todd Stitzer is chief executive of Cadbury Schweppes Public Limited Company. He joined Cadbury Schweppes in 1983 as an assistant general counsel and subsequently held a number of marketing, sales, strategy and general management posts prior to being appointed to his current role in May 2003. He was appointed a non-executive director of Diageo plc in June 2004.
Jonathan (Jon) Symonds is chief financial officer of AstraZeneca PLC. He is also a member of the Accounting Standards Board, joint chairman of the Business Tax Forum and chairman of the 100 Group of Finance Directors. Prior to joining AstraZeneca in 1997, he was a partner at KPMG. He was appointed a non-executive director of Diageo plc in May 2004 and was appointed chairman of the audit committee in October 2004.
Paul Walker is chief executive of The Sage Group plc. He joined Sage in 1984 and was appointed finance director in 1987, then group chief executive in 1994. He resigned as a non-executive director of MyTravel Group plc in December 2004. He was appointed a non-executive director of Diageo plc in June 2002.
Stuart Fletcher was appointed president, International in October 2004, having been president, Key Markets since September 2000. He joined Guinness PLC in 1986 as deputy controller of Guinness Brewing Worldwide and was appointed controller in 1987. He previously held a number of financial positions with Procter & Gamble in the United Kingdom, both in consumer goods and industrial products, and with United Glass. In 1988 he became finance and operations director, United Distillers Japan and in 1990 chief financial officer of Schenley Inc. In 1993 he was appointed regional finance director for United Distillers’ Asia Pacific Region and was made acting regional managing director for United Distillers’ Pacific Region in January 1995. In August 1995 he became finance director of Guinness Brewing Worldwide and then served as president of Guinness’ Americas and Caribbean region based in the United States before becoming managing director of Developing and Seed Markets for Guinness Limited in June 1999. He is also a non-executive director of Moët Hennessy S.N.C., in France.
James (Jim) Grover was appointed global business support director in February 2004, having been strategy director since December 1997. He joined GrandMet in 1993, initially as the strategic development director of GrandMet Food Sector (encompassing GrandMet’s worldwide packaged food and Burger King businesses), and subsequently, strategic development director of The Pillsbury Company. He was appointed group strategy director of GrandMet in March 1997. Previously he worked as a management consultant, initially with Booz-Allen & Hamilton, Inc and subsequently with OC&C Strategy Consultants. He was the partner responsible for their consumer goods practice at OC&C and advised a broad array of multi-national food companies on a wide variety of strategic issues.

Diageo Annual Report 2005	61	Directors and senior management

Robert (Rob) Malcolm was appointed president, global marketing, sales and innovation in September 2000. He joined United Distillers & Vintners as Scotch Category director in 1999 and was appointed global marketing director later that year. Previously, he held various marketing positions with Procter & Gamble in the United States from 1975 until his appointment in 1988 as vice president and general manager, Personal Cleansing Products, USA and in 1992 as vice president and general manager for the Arabian Peninsula. From 1995 to 1999 he was vice president, general manager, Beverages, Europe Middle East Africa.
Ivan Menezes was appointed president, North America in January 2004, having been chief operating officer, North America since July 2002. He previously served as both managing director and then president, Venture Markets of Guinness United Distillers & Vintners. Before these appointments, he served as global marketing director for United Distillers & Vintners in the United Kingdom from September 1998 and as group integration director for Diageo plc from May 1997. Previously he worked across a variety of sales, marketing and strategy roles with Nestlé in Asia, Booz-Allen & Hamilton, Inc in North America and Whirlpool in Europe. He was appointed a non-executive director of Coach, Inc in February 2005.
Andrew Morgan was appointed president, Europe in October 2004, having been president, Venture Markets since July 2002. He joined United Distillers in 1987 and held various positions in Europe regions, including general manager, Greece and regional director for Southern Europe. He was appointed United Distillers, managing director of International Region in January 1995 and United Distillers & Vintners, regional managing director, International in 1997. He was appointed group chief information officer and president, New Business Ventures for Guinness United Distillers & Vintners in September 2000 having previously been director, global strategy and innovation for United Distillers & Vintners.
Timothy (Tim) Proctor was appointed general counsel of Diageo plc in January 2000, having been director, worldwide human resources of Glaxo Wellcome since 1998. Prior to this, he was senior vice president, human resources, general counsel and secretary for Glaxo’s US operating company. He has over twenty years’ international legal experience, including thirteen years with Merck and six years with Glaxo Wellcome.
Gareth Williams was appointed human resources director in January 1999. He joined the GrandMet Brewing Division in 1984 and moved through a number of personnel positions to become director of management development and resourcing for the division in 1987. From 1990 to 1994 he held a series of human resources positions in International Distillers & Vintners’ North American spirits and wine division, before returning to the United Kingdom to become group organisation and management development director of GrandMet. In 1996 he became human resources director for International Distillers & Vintners’ global business and in January 1998 took the same title in United Distillers & Vintners, following the merger of Guinness and GrandMet. Prior to joining GrandMet, he spent ten years with Ford of Britain in a number of personnel and employee relations positions.
Ian Meakins (formerly a member of the executive committee) left Diageo in October 2004.
Susanne Bunn was appointed company secretary of Diageo plc in March 2003. She joined the group in February 1989 as assistant secretary in the GrandMet UK Foods division and since then has held various company secretarial positions within the group. She was appointed joint deputy secretary in December 1997 and became sole deputy secretary at the end of 2000.

Diageo Annual Report 2005	62	Directors and senior management

Directors’ remuneration report
Dear shareholder
I wanted to take this opportunity to reiterate our senior executive remuneration policy and to update you on some detailed changes that we are making to the application of that policy.
Our remuneration policy
We wish to attract and retain the best global talent to deliver Diageo’s strategy within a framework of good corporate governance. Our remuneration policy remains unchanged from 2004, when it was reviewed and approved by shareholders, as we believe that it continues to support those objectives.
Our remuneration policy is as follows:
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
Three changes have been made to the way in which the TSR plan is being operated. The TSR plan is a long term incentive plan under which senior executives can be made awards of shares in Diageo, depending on how Diageo’s Total Shareholder Return (TSR) performs relative to a peer group of companies, over a three year period.
•	The level of share award that will vest if we perform at the median, or in the middle, of this peer group has been reduced from 50% of the initial award to 35% of the initial award. This change was communicated at last year’s AGM and had effect for initial awards made after October 2004.
•	The remuneration committee planned to align the timing of making awards under the TSR plan with the start of the financial year from 2005 onwards. To effect this transition, a one-off half size award was granted with a performance cycle effective from 1 January 2005, with initial awards that did not exceed 125% of base salary. Making this half size award meant that executives have not received initial awards that were any greater than they otherwise would have received, on a pro rata basis.
•	Following the strategic realignment of the group’s businesses,Diageo is now a global premium drinks business headquartered in the United Kingdom. During the year, the remuneration committee reviewed the TSR peer group for future awards to ensure that each peer company remains a relevant comparator.
We are also making a number of detailed changes to the application of our policy, which are summarised below:
•	TSR plan peer group – We have had to make some changes to the peer group of companies against which we measure our TSR performance to reflect recent consolidations. Due to the combination of former peer group companies Procter & Gamble and Gillette, we have replaced Gillette with the first reserve company for the outstanding performance cycles. For the 2003 and 2004 plans, Gillette has been replaced by Pernod Ricard. For the 2005 plan Gillette has been replaced by Scottish & Newcastle and the remuneration committee approved Groupe Danone and L’Oréal as reserve companies. More recently, the combination of Pernod Ricard and Allied Domecq has resulted in the replacement of Allied Domecq with Inbev for the 2003 and 2004 plans, and Groupe Danone for the 2005 plan. The section of the remuneration report that covers the TSR plan provides details of the revised peer groups and the remaining reserve company.
•	Executive service contracts – We are revising our service contracts for senior executives. As before, they will require 12 months’ notice to be given on termination. If a termination payment becomes due under the new contracts, the remuneration committee may exercise their discretion to require part of the termination payment to be paid in instalments and to be subject to mitigation.
•	IFRS and the measurement of EPS growth for incentive plans – We have considered the implications of the transition to the new accounting framework on the need to assess three-year EPS performance in a consistent and robust way. It will not be practical to restate either historic or future EPS on a common accounting policy basis. We intend to review the material differences between the two approaches on an item by item basis and remove significant one-off variances to produce ‘normalised’ earnings.
As with most businesses the performance of Diageo depends on the quality and commitment of its people. We believe that our remuneration policy helps to attract and retain the best global talent.
Lord Hollick of Notting Hill
Senior non-executive director and chairman of the remuneration committee

Diageo Annual Report 2005	63	Directors’ remuneration report

What this report covers
This report to shareholders for the year ended 30 June 2005 covers:
•	the policy under which executive and non-executive directors are remunerated; and
•	tables of information showing details of the remuneration and share interests of all the directors.
The report was approved by the remuneration committee, which is a duly appointed and authorised committee of the board of directors, on 30 August 2005 and was signed on its behalf by Lord Hollick who is senior non-executive director and chairman of the remuneration committee. As required by The Directors’ Remuneration Report Regulations 2002 (the Regulations), this report will be subject to an advisory shareholder vote at the annual general meeting.
     The board has followed and complied with section 1 of the new Combined Code on Corporate Governance issued in July 2003 and the Regulations in preparing this report and in designing performance-related remuneration for senior executives. KPMG Audit Plc have audited the report to the extent required by the Regulations, being the sections headed ‘Directors’ remuneration for the year ended 30 June 2005’, ‘Long term incentive plans’ and ‘Executive directors’ pension benefits’.
The remuneration committee
The remuneration committee is responsible for making recommendations to the board on remuneration policy as applied to Diageo’s senior executives, being the executive directors and the executive committee. The remuneration committee consists of all the independent non-executive directors: Lord Hollick, Dr FB Humer (from 1 April 2005), M Lilja, WS Shanahan, HT Stitzer, JR Symonds and PA Walker. JK Oates and RF Chase were members of the remuneration committee until their resignation from the board in October 2004. Lord Hollick is chairman of the remuneration committee, succeeding RF Chase on 2 September 2004. The chairman and the chief executive may, by invitation, attend remuneration committee meetings, except when their own remuneration is discussed. Further information on meetings held and director attendance is disclosed in the corporate governance report. The remuneration committee’s terms of reference are available at www.diageo.com and on request from the company secretary.
Advice
During the year ended 30 June 2005, Diageo’s human resources director and director of performance and reward were invited by the remuneration committee to provide their views and advice. The remuneration committee also appointed the following independent and expert consultants:
•	Deloitte & Touche LLP – who provided external market data on levels of senior executive remuneration. They also provide HR systems, accountancy and tax services to Diageo, including services to support the process for assessing risk management and control systems and processes.
•	Hewitt Associates – who provided external market data on levels of senior executive remuneration in the United States. During the year they also acted as advisers to the UK pension scheme, provided other pension and reward services and services in respect of financial reporting.
•	Kepler Associates – who reviewed and confirmed the total shareholder return of Diageo and the peer group companies for the 2002 TSR plan cycle (the performance cycle which ended on 31 December 2004), provided analysis of appropriate TSR plan peer group reserve companies for performance cycles from 2005 and provided a monthly performance update of all outstanding performance cycles. They provided no other services to Diageo during the year.
Additional remuneration survey data published by Monks Partnership, Towers Perrin and Watson Wyatt was presented to the committee during the year.
Remuneration philosophy
Diageo’s remuneration philosophy for senior executives is based on a belief in:
•	Performance-related compensation; it influences and supports performance and the creation of a high performing organisation.
•	Rewarding sustainable performance; it is at the heart of Diageo’s corporate strategy and is vital to meeting investors’ goals.
•	Measuring performance over three years; it aligns with the time cycle over which management decisions are reflected in the creation of value in this business.
•	Providing a balanced mix of remuneration; base salary, benefits, pension, short term cash incentives and longer term equity incentives.
•	Providing a competitive total remuneration opportunity; it helps Diageo compete for the best talent among companies with global operations and global consumers.
•	Simplicity and transparency.
The board of directors continues to set stretching performance targets for the business and its leaders in the context of the prevailing economic climate. To achieve these stretch targets requires exceptional business management and strategic execution to deliver performance. This approach to target setting reflects the aspirational performance environment which Diageo wishes to create.
     In Diageo, annual incentive plans aim to reward good performance with commensurate levels of remuneration. Long term incentive plans aim to reward long term sustained performance. Under both sets of plans, if stretch targets are achieved, high levels of reward may be earned. All incentives are capped to ensure that inappropriate business risk taking is neither encouraged nor rewarded.

Diageo Annual Report 2005	64	Directors’ remuneration report

Directors’ remuneration report continued
Detailed remuneration policy

Remuneration	Paid in order to		Delivered as		Detailed policy

Base salary	–	reflect the value of the individual and their role	– –	cash monthly	–	reviewed annually with changes usually taking effect from 1 October
	–	reflect skills and experience			–	benchmarked against the top 30 companies in the FTSE 100 with an international focus excluding financial services businesses
					–	positioned appropriately against the relevant comparator group for each role

Annual performance bonus	–	incentivise year on year delivery of short term performance goals	– – –	cash value is performance related annual payment non-pensionable	– – –	entirely based on Diageo’s overall financial performance at least 70% based on a profit measure targets set by reference to annual operating plan
					–	up to 100% of salary can be earned for on target performance with a maximum of 200% of salary payable for outstanding performance

Share options (Senior executive share option plan)	– –	incentivise three year real earnings growth above a minimum threshold provide focus on increasing Diageo’s share price over the medium to longer term	– – –	share options with an
exercise price set at the
date of grant
value subject to meeting financial performance targets and the share price increasing above the grant value long term incentive
				discretionary annual grant	– –	maximum annual grant of 375% of salary EPS performance test operates on a sliding scale no retest facility

Share awards (TSR plan)	– –	incentivise three year total shareholder return relative to a selected peer group of companies provide focus on delivering superior returns to shareholders	– – – –	shares highly variable long term incentive discretionary annual award	– – – –	maximum annual initial award of 250%
of salary
TSR performance test against a peer group of companies
none of the award vests for
performance below median with a
sliding scale applied to improvements
in the ranking above median
for outstanding performance, achieving first or second position, 150% of the initial award vests

Pension	–	provide competitive post-retirement compensation and benefits, that reward long term sustained performance	– –	deferred cash payable on retirement in the form of a lump sum/monthly payment	– – – – –	pension accrues at 1/30 of annual basic
salary
maximum pension payable will not
exceed 2/3 of final remuneration minus
retained benefits
normal retirement age of 62
pension at normal retirement age will
not be less than 2/3 of basic salary in
prior 12 months
no compensation payments will be paid for the new UK pension tax regime

The balance between fixed and variable elements of remuneration changes with performance. The anticipated normal mix between fixed and variable remuneration is that for £100 of remuneration earned, £32 will be fixed remuneration and £68 will be performance related remuneration. In some years, the performance related remuneration may be higher or lower depending on the performance of the business.

Diageo Annual Report 2005	65	Directors’ remuneration report

Share ownership
Senior executives are required to hold shares in Diageo to participate fully in the share option and share award plans. This policy extends to the top 100 senior leaders and reflects Diageo’s belief that its most senior leaders should also be shareholders. Individuals have three years to build up their shareholding from their own resources. The executive directors each held company shares equivalent to at least 225% of their basic salary on 1 January 2005 and met the requirement.
     The senior executives are eligible to participate in the broad-based share and option plans Diageo operates for its employees. These are the tax approved share incentive plan and savings-related share option scheme in the United Kingdom.
Service contracts
At the time of signing the remuneration report the executive directors have service contracts, which provide for six months’ notice by the director or 12 months’ notice by the company and contain non-compete obligations. In the event of early termination by the company without cause, the agreements provide for predetermined compensation to be paid, equivalent to 12 months’ basic salary for the notice period and an equal amount in respect of all benefits. PS Walsh’s service contract with the company is dated 7 October 1999. NC Rose’s service contract with the company is dated 1 October 2000.
     We are revising our service contracts for senior executives. As before, they will require 12 months’ notice to be given on termination. If a termination payment becomes due under the new contracts, the remuneration committee may exercise their discretion to require part of the termination payment to be paid in instalments and to be subject to mitigation.
External appointments
With the specific approval of the board in each case, executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them.
     During the year ended 30 June 2005, PS Walsh served as a non-executive director of Centrica plc and of FedEx Corporation and retained the fees paid to him for the services. The total amounts of such fees paid to him in the year ended 30 June 2005 were £46,250 and $74,875 respectively. In line with the FedEx Corporation policy for outside directors, PS Walsh is eligible to be granted share options. During the year ended 30 June 2005, he was granted 6,000 options at an option price of $84.98. He also exercised 4,000 options that were granted at an option price of $35.94. Of these, 3,000 were sold at $99.60 per share, and 1,000 were retained. The fair market value on the date of exercise was $98.93.
     NC Rose served as a non-executive director of Scottish Power plc during the year ended 30 June 2005 and retained the fees paid to him for this service. The fees paid to him in the year ended 30 June 2005 amounted to £57,000.
Chairman’s terms, conditions and fees
The chairman had a letter of appointment for an initial five year term from 1 July 2000. As previously disclosed, this has been extended by the board to 30 June 2007. It is terminable on six months’ notice by either party or, if terminated by the company, by payment of six months’ fees in lieu of notice.
Diageo’s policy on chairman’s fees is as follows:
•	the fees should be sufficient to attract, motivate and retain world-class talent;
•	fee practice should be consistent with recognised best-practice standards for the position of chairman;
•	the chairman shall not participate in any of the company’s incentive plans; and
•	part of the chairman’s fee shall be paid in Diageo shares.
The fees of the chairman are normally reviewed every two years and any changes would normally take effect from 1 January. Fees are reviewed in the light of market practice in large UK companies and anticipated workload, tasks and liabilities. In accordance with the company’s stated policy, a review of the chairman’s fees was undertaken in the year. In light of market practice, it was determined that the chairman’s annual fee should be increased by £50,000 to £500,000. As recommended by the Combined Code on Corporate Governance, these changes were approved by the remuneration committee with effect from 1 January 2005. The whole of the increase is paid in Diageo shares, which have to be retained until the chairman retires from the company or ceases to be a director for any other reason.
Non-executive director terms, conditions and fees
The non-executive directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com.
Diageo’s policy on non-executive director fees is as follows:
•	the fees should be sufficient to attract, motivate and retain world-class non-executive talent within the limits set by the shareholders from time to time;
•	fee practice should be consistent with recognised best-practice standards for non-executive directors; and
•	non-executive directors should not participate in any of the company’s incentive plans.

Diageo Annual Report 2005	66	Directors’ remuneration report

Directors’ remuneration report continued
The fees of non-executive directors are normally reviewed every two years and any changes would normally take effect from 1 January. Fees are reviewed in the light of market practice in large UK companies and anticipated workload, tasks and liabilities. Following the most recent review the base fee for the non-executive directors was increased by £10,000 to £60,000, the other elements remain unchanged. The current annual fees, effective from 1 January 2005, are:

From
1 Jan 2005

Base fee	£60,000

Senior non-executive director	£20,000

Chairman of audit committee	£20,000

Chairman of remuneration committee	£10,000

In addition, an allowance of £3,000 is payable each time an overseas based non-executive director is required to travel to attend board and committee meetings to reflect the additional time commitment involved.

Directors’ remuneration for the year ended 30 June 2005								2005	2004
					Share
			Performance		incentive	Other
	Basic salary	(b)	bonus	(c)	plan	benefits	(d)	Total	Total
Emoluments	£000		£000		£000	£000		£000	£000

Chairman – fees

Lord Blyth (a)	475		–		–	57		532	497

Executive directors

NC Rose	512		782		3	44		1,341	1,255

PS Walsh	905		1,386		3	49		2,343	2,179

	1,417		2,168		6	93		3,684	3,434

Non-executive directors – fees

RF Chase (retired 20 October 2004)	30		–		–	1		31	72

Lord Hollick	80		–		–	1		81	51

Dr FB Humer (appointed 1 April 2005)	18		–		–	1		19	–

M Lilja	67		–		–	1		68	63

JK Oates (retired 20 October 2004)	21		–		–	1		22	71

WS Shanahan	64		–		–	1		65	59

HT Stitzer	56		–		–	1		57	1

JR Symonds	69		–		–	1		70	8

PA Walker	55		–		–	1		56	51

Sir Robert Wilson (retired 23 October 2003)	–		–		–	–		–	27

	460		–		–	9		469	403

Total	2,352		2,168		6	159		4,685	4,334

Notes
(a) £175,000 (30 June 2004 – £150,000) of Lord Blyth’s remuneration in the year ended 30 June 2005 must be used for monthly purchases of Diageo plc ordinary shares, which have to be retained until he retires from the company or ceases to be a director for any other reason.
(b) As at 30 June 2005 the salary payable to the chief executive was £930,000 p.a. and to the chief financial officer was £525,000 p.a. In the financial years ended 30 June 2004 and 30 June 2005, the percentage increases in basic salary of the chief executive were 4% and 10% respectively, with an average increase in the two years of 7%. In the financial years ended 30 June 2004 and 30 June 2005, the percentage increases in the basic salary of the chief financial officer were 4% and 8% respectively, with an average increase in the two years of 6%. These average increases are comparable with those made in companies in the pay benchmarking group for these roles.
(c) The business results for the year ended 30 June 2005 are described in the operating and financial review and the level of the executive directors’ annual bonus payments are commensurate with this level of performance delivery.
(d) Other benefits include company car and driver, fuel, product allowance, financial counselling, accompaniment by spouse on business travel when appropriate, medical insurance and life insurance premiums.

Diageo Annual Report 2005	67	Directors’ remuneration report

Long term incentive plans payment and gains for the year ended 30 June 2005
In addition to the above emoluments, in the year the executive directors received payments and made gains under long term incentive plans as follows:

2005						2004
		Executive
	2002	share option
	TSR Plan	exercises	SEPSOS	(a)	Total	Total
	£000	£000	£000		£000	£000

Executive directors

NC Rose	636	878	13		1,527	536

PS Walsh	1,109	287	172		1,568	1,456

Total	1,745	1,165	185		3,095	1,992

(a) The Senior Executive Phantom Share Option Scheme (SEPSOS) operated within GrandMet as a share price related bonus scheme, and the last grants under it were made in 1996. Amounts paid in respect of SEPSOS arose from the exercise of phantom options in prior years and, in the case of PS Walsh, from exercises during the year. All remaining phantom options under SEPSOS have now been exercised and a final payment will be made to PS Walsh in November 2005.
Long term incentive plans (LTIPs)
Annual awards of LTIPs are granted under both the total shareholder return plan (TSR plan) and the senior executive share option plan (SESOP). The level of award is considered each year in the light of performance. The remuneration committee regularly reviews the performance measures and the vesting schedule used in each plan. This is to ensure that the LTIPs continue to support the business objectives and are in line with current best practice. During the year, the remuneration committee determined that the level of award under the TSR plan that would vest for TSR performance at the median, position 9 out of 18 relative to the peer group for a TSR plan cycle, should be reduced from 50% to 35% for awards granted under the TSR plan after October 2004.
TSR plan Under this plan, participants are granted a conditional right to receive shares. All conditional rights awarded vest after a three year period – the ‘performance cycle’ – subject to achievement of two performance tests. The primary performance test is a comparison of Diageo’s three year total shareholder return – the percentage growth in Diageo’s share price (assuming all dividends and capital distributions are reinvested) – with the TSR of a peer group of 17 other companies. TSR calculations for all cycles commencing on or after January 2002 are converted to a common currency (US dollars). The second performance test requires that the remuneration committee not recommend the release of awards if it considers that there has not been an underlying improvement in Diageo’s three year financial performance, typically measured by improvements in earnings per share.
     For the performance cycles 1 January 2003 to 31 December 2005 and 1 January 2004 to 31 December 2006, the peer group consists of Diageo and Altria, Anheuser-Busch, Campbell Soup, Carlsberg, Coca-Cola, Colgate-Palmolive, Heineken, Heinz, Inbev, Kelloggs, McDonald’s, Nestlé, PepsiCo, Pernod Ricard, Procter & Gamble, Unilever and Yum! Brands. There are no reserve companies remaining for the 2003 or 2004 plans.
     For awards made before January 2005 the performance cycles began on 1 January each year. For awards made after July 2005 the performance cycle will begin on 1 July each year. To effect this transition, a one-off half size award was made with a performance cycle that began on 1 January 2005, with initial awards that did not exceed 125% of base salary.
     The following table shows the percentage of the award that will normally be released at the end of the performance cycle:

2005-2007 and subsequent performance cycles

Ranking in peer group	1-2	3	4	5	6	7	8	9		10-18

% of award released	150	142	114	94	83	72	61	35	*	nil

*For the 2003-2005 and 2004-2006 performance cycles the level of vesting will remain 50%, not 35% of the initial award.
Following the strategic realignment of the group’s businesses, Diageo is now a global premium drinks business headquartered in the United Kingdom. During the year, the remuneration committee reviewed the TSR peer group for future awards to ensure that each peer company remains a relevant comparator.
     For performance cycles from 1 January 2005, the peer group currently consists of Diageo and Anheuser-Busch, Brown-Forman, Cadbury Schweppes, Carlsberg, Coca-Cola, Colgate-Palmolive, Groupe Danone, Heineken, Heinz, Inbev, Nestlé, PepsiCo, Pernod Ricard, Procter & Gamble, SAB Miller, Scottish & Newcastle and Unilever. The reserve company remaining for the 2005 plan, currently 1 January 2005 to 31 December 2007, is L’Oréal.

Diageo Annual Report 2005	68	Directors’ remuneration report

Directors’ remuneration report continued
Directors’ interests in TSR plan awards The following table shows the directors’ interests in the TSR plan. Details of executive share options are shown separately (see below).

						Awards made				Awards released
		Interests at 30 June 2004				during year			(c)	during year				Interests at
		Target		Maximum		Target		Maximum				Price in		30 June
	Date of award	award	(a)	award	(b)	award	(a)	award	(b)	Number	(d)	pence	(e)	2005	(f)	Performance cycle	(g)

NC Rose	22 Feb 02	89,958		134,937						84,920		749		–		Jan 02 – Dec 04

	21 Feb 03	86,574		129,861										129,861		Jan 03 – Dec 05

	20 Feb 04	106,661		159,991										159,991		Jan 04 – Dec 06

	18 Feb 05					72,816		109,224						109,224		Jan 05 – Dec 07

		283,193		424,789		72,816		109,224		84,920				399,076

PS Walsh	22 Feb 02	156,903		235,354						148,116		749		–		Jan 02 – Dec 04

	21 Feb 03	150,564		225,846										225,846		Jan 03 – Dec 05

	20 Feb 04	186,377		279,565										279,565		Jan 04 – Dec 06

	18 Feb 05					161,234		241,851						241,851		Jan 05 – Dec 07

		493,844		740,765		161,234		241,851		148,116				747,262

Notes
(a) This is the number of shares initially awarded. For the performance cycle 1 January 2005 – 31 December 2007 (award made in February 2005) only 35% of this number of shares would be released for achieving position nine in the peer group and no shares would be released for achieving a position of 10 or below.
(b) This number reflects the maximum possible award of 150% of the number of shares initially awarded, that would be released for achieving position one or two in the peer group.
(c) The closing market price on 18 February 2005, the award date, was 752 pence.
(d) The three year performance cycle for the 2002 TSR award ended on 31 December 2004. The number of shares to be released based on the relative TSR performance was 94.4% of the initial award based on a TSR ranking at position five in the peer group at the end of the performance cycle. Kepler Associates independently confirmed the TSR ranking Diageo’s EPS growth over the performance cycle exceeded the growth in the UK RPI over the same period. The remuneration committee determined this represented an underlying improvement in financial performance that permitted the release of the awards.
(e) The market price on 18 February 2005, the release date. The market price when the award was made on 22 February 2002 was 811 pence.
(f) The directors’ interests are deemed to be the maximum award. At 15 August 2005, they were the same as at 30 June 2005.
(g) For performance cycles ending on 31 December 2005 and 31 December 2006 the remuneration committee will normally approve the release of awards in the February following the end of the performance cycle. With effect from 2005, for performance cycles ending on 30 June each year the remuneration committee will normally approve the release of awards in the August following the end of the performance cycle.
Senior executive share option plan (SESOP) Options granted under SESOP cannot normally be exercised unless a performance condition is satisfied. The current performance condition is based on the increase in Diageo’s basic earnings per share before goodwill amortisation and exceptional items (EPS) over a three year period. If the increase in EPS is at least 15 percentage points greater than the increase in the RPI over the same period, then all the options can be exercised. If the EPS increase is at least 12 percentage points greater than that of the RPI but less than 15 percentage points, half of the options can be exercised. For options granted from October 2004 no retest is permitted. For options granted prior to October 2004, if all or half of the options fail the initial performance condition, the three year assessment period will be rolled forward by a year and a retest carried out at that time. However, the performance condition can only be rolled forward a maximum of three times.
     The following table shows, for the directors who held office during the year, the number of options held under all executive share option schemes and savings-related schemes.
     The mid-market price for ordinary shares at 30 June 2005 was 823 pence (30 June 2004 – 744 pence; 16 September 2005 – 815 pence). The highest mid-market price during the year was 824 pence and the lowest mid-market price was 658 pence. ‘Exercisable’ options are those that have vested and can be exercised in the option period; ‘not exercisable’ are those options where the minimum holding period has not been completed or the performance conditions have not yet been met. The ‘option period’ starts from the earliest month in which the options may be exercised and ends with the month in which the options lapse.

Diageo Annual Report 2005	69	Directors’ remuneration report

						Market price	30 June	Option price
			30 June 2004	Granted	Exercised	in pence	2005	in pence	Option period

UK options

NC Rose

Exercisable			11,069		(11,069)	750	–	402	Jun 98 – Jun 05

			136,548		(136,548)	750	–	518	Dec 02 – Dec 09

			242,760		(142,760)	815	–	587	Sep 03 – Sep 10

					(100,000)	785	–	587	Sep 03 – Sep 10

			234,716				234,716	687	Sep 04 – Sep 11

	(b	)	3,450		(3,450)	735	–	489	Dec 04 – May 05

Not exercisable	(a	)	212,450				212,450	759	Oct 05 – Oct 12

			18,292				18,292	615	Mar 06 – Mar 13

			274,461				274,461	649	Oct 06 – Oct 13

				278,465			278,465	707	Oct 07 – Oct 14

	(b	)		2,914			2,914	567	Dec 09 – May 10

			1,133,746	281,379	(393,827)		1,021,298

PS Walsh

Exercisable			370,559		(100,000)	805	270,559	518	Dec 02 – Dec 09

			447,189				447,189	587	Sep 03 – Sep 10

			409,389				409,389	687	Sep 04 – Sep 11

Not exercisable	(a	)	370,553				370,553	759	Oct 05 – Oct 12

	(b	)	3,341				3,341	505	Dec 05 – May 06

			30,487				30,487	615	Mar 06 – Mar 13

			479,584				479,584	649	Oct 06 – Oct 13

				493,281			493,281	707	Oct 07 – Oct 14

			2,111,102	493,281	(100,000)		2,504,383

Notes
(a) The performance conditions in respect of this SESOP grant were measured after 30 June 2005. Growth in Diageo’s EPS before goodwill amortisation and exceptional items (EPS), and after adjustments to ensure that EPS was measured on a consistent basis over the performance period of the three years ended 30 June 2005 exceeded the performance condition (RPI plus 15 percentage points) and these options will become exercisable in full in October 2005.
(b) Options granted under the savings-related share option scheme.
Long term incentive plans and change of control In the event of a change of control, outstanding TSR Plan awards would be released and outstanding share options would become exercisable, based on the extent to which the relevant performance conditions had been met since the initial award or grant respectively, time apportioned to reflect the shortened performance period that had elapsed, and at the remuneration committee’s discretion.
Pension provision
Scheme details NC Rose and PS Walsh are members of the Diageo pension scheme. They accrue pension rights at the rate of one-thirtieth of basic salary per annum, subject only to current Inland Revenue limits. Bonus payments and other benefits are not included in pensionable pay. No actuarial reduction is applied to pensions payable from the age of 57, subject to company consent. Their pensions are guaranteed to increase in line with inflation up to a level of 5% per annum, and such increases will not be lower than 3% per annum and that their pensions at normal pension age of 62 will not be less than two-thirds of basic salary in the 12 months prior to retirement. On death in service, a lump sum of four times pensionable salary is paid, along with a spouse’s pension of two-thirds of the member’s prospective pension. When an executive director dies after retirement, a spouse’s pension of two-thirds of the member’s pension would be paid. The executive directors are not currently required to make pension contributions.

Diageo Annual Report 2005	70	Directors’ remuneration report

Directors’ remuneration report continued
For executives who entered service after 31 May 1989, the benefits which can be provided from the Diageo pension scheme are restricted by the operation of the current Inland Revenue earnings cap. Such executives, including any directors, receive total pension benefits calculated as if the earnings cap did not apply, without compensation for any adverse personal taxation consequences which may arise. All benefits earned during the year in respect of earnings above the cap will be provided by the company on an unfunded basis.
     No compensation will be paid for the introduction of the new UK income tax regime from April 2006. Executive directors will begin paying pension contributions on a phased basis with effect from April 2006. The contributions will rise to 6% per annum over three years in three equal instalments.
Executive directors’ pension benefits Details of the accrued pension to which each director is entitled had they left service on 30 June 2005 and the transfer value of those accrued pensions are shown in the following table. The accrued pensions shown represent the annual pension to which each executive director would be entitled at normal retirement age of 62. The transfer value is broadly the cost to Diageo if it had to provide the equivalent pension benefit. The transfer values shown in the following table have been calculated in accordance with the Guidance Note published by the Institute and Faculty of Actuaries (GN11).

				Additional					Increase in
		Pensionable	Accrued	pension		Accrued	Transfer		transfer value	Transfer
	Age at	service at	pension at	accrued in		pension at	value at		during	value at
	30 June 2005	30 June 2005	30 June 2004	the year	(a)	30 June 2005	30 June 2004	(b)	the year	30 June 2005
	Years	Years	£000 pa	£000 pa		£000 pa	£000		£000	£000

NC Rose	47	13	183	33		216	1,865		566	2,431

PS Walsh	50	23	556	86		642	6,531		1,783	8,314

Notes
(a) Of the additional pension accrued in the year, the increases attributable to factors other than inflation were £27,000 p.a. for NC Rose and £69,000 p.a. for PS Walsh.
(b) The increases in the transfer values in the year were attributable to an additional year’s service (approximately 30% of the increases) and the salary increase in the year (approximately 30% of the increases) and the remainder is attributable to technical changes in the way in which the transfer values were calculated (approximately 40% of the increases).
(c) The executive directors made no contributions in the year.
Share and other interests
The beneficial interests of the directors in office at 30 June 2005 in the ordinary shares of the company are shown in the table below.

Ordinary shares
			30 June
			2004
	15 August	30 June	or
	2005	2005	appointment

Chairman

Lord Blyth	110,203	108,299	42,641

Executive directors

NC Rose	243,860	243,812	172,300

PS Walsh	735,110	735,062	671,947

Non-executive directors

Lord Hollick	5,000	5,000	5,000

Dr FB Humer (appointed 1 April 2005)	3,500	3,500	3,500

M Lilja	4,532	4,532	4,532

WS Shanahan	16,591	16,591	16,591

HT Stitzer	1,847	1,595	–

JR Symonds	5,000	5,000	5,000

PA Walker	44,250	44,250	44,250

Total	1,169,893	1,167,641	965,761

Notes
(a) At 30 June 2005, there were 10,826,868 shares (30 June 2004 – 9,536,919; 15 August 2005 – 10,680,082) held by trusts to satisfy grants made under Diageo incentive plans and savings-related share option schemes, and 109,834 shares and 352,275 shares subject to call options (30 June 2004 – 14,528 and 447,580; 15 August 2005 – 109,834 and 352,275) held by a trust to satisfy grants made under ex-GrandMet incentive plans. NC Rose and PS Walsh are among the potential beneficiaries of these trusts and are deemed to have an interest in all these shares and shares subject to call options.
(b) At 30 June 2004, WS Shanahan had an interest in 850 9.42% cumulative guaranteed preferred securities, series A issued by Grand Metropolitan Delaware, LP. During the year these securities were redeemed at the option of the company.

Diageo Annual Report 2005	71	Directors’ remuneration report

Performance graph
The graph below shows the total shareholder return for Diageo and the FTSE 100 Index since 30 June 2000. The FTSE 100 Index reflects the 100 largest UK quoted companies by market capitalisation and has been chosen because it is a widely recognised performance benchmark for large UK companies. The graph shows that Diageo outperformed the FTSE 100 Index over this five year period. The TSR plan, which measures three year TSR against a defined peer group of 17 other companies, is not based on the same performance period.
Additional information
Emoluments and share interests of senior management The total emoluments for the year ended 30 June 2005 of the senior executives and the company secretary (together, the senior management) of Diageo plc comprising basic salary, annual performance bonus, share incentive plan and other benefits were £10,228,189. The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £11,091,779 and payments under other pre-merger long term incentive plans totalled £195,630. In addition, they were granted 1,800,863 options during the year at a weighted average share price of 708 pence, exercisable by 2014. They were also initially awarded 514,784 shares under the TSR plan in February 2005, which will vest in three years subject to the performance tests described above.
     At 15 August 2005, the senior management had an aggregate beneficial interest in 1,897,598 ordinary shares in the company and in the following options:

		Weighted
		average
		exercise price
	Number	in pence	Option period

Options over ordinary shares

NC Rose	1,021,298	696	Dec 02 – Oct 14

PS Walsh	2,504,383	657	Dec 02 – Oct 14

Other members of the executive committee and company secretary	4,508,129	650	Apr 99 – Oct 14

	8,033,810

Related party transactions As previously disclosed, Lord Hollick and PS Walsh have informed the company that they have purchased seasonal developments at Gleneagles from a subsidiary of the company, Gleneagles Resort Developments Limited. The transactions were priced on the same basis as all the external seasonal development transactions and were at arm’s length. The values of the transactions were: Lord Hollick – £25,000 and PS Walsh – £43,000 and Lord Hollick and PS Walsh continued to hold these seasonal developments at 30 June 2005. During the year, NC Rose informed the company that he had purchased a seasonal development at Gleneagles, on a similar basis to those reported above. The value of the transaction was £11,600.
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

Diageo Annual Report 2005	72	Directors’ remuneration report

Corporate governance report
UK Combined Code on Corporate Governance
Diageo’s board and executive committee are committed to achieving the highest standards of corporate governance, corporate responsibility and risk management in directing and controlling the business. In July 2003, a revised Combined Code on Corporate Governance (the Code) was adopted by the Financial Reporting Council. The board reviewed its corporate governance practices during the 2004 financial year in light of the new Code and US regulatory changes, and implemented a number of changes. The company has complied with the provisions set out in section 1 of the Code and has done so throughout the year regarding the Code provisions whose requirements are of a continuing nature, except that not all the directors were able to attend the 2004 Annual General Meeting (a requirement under Code provision D.2.3).
     The way in which the principles of good governance are applied is described below.
Board of directors
Diageo’s board consists of its chairman, chief executive, chief financial officer and seven non-executive directors. The non-executive directors, all of whom the board has determined are independent, are experienced and influential individuals from a range of industries and countries. Their mix of skills and business experience is a major contribution to the proper functioning of the board and its committees, ensuring that matters are fully debated and that no individual or group dominates the board’s decision-making processes. The board considers that ensuring individual directors participate fully and independently in decision-making is more important for the achievement of a balance of power than the precise split of executive and non-executive directors. To increase the executive presence at board meetings, members of the executive committee are invited to attend on a rotational or issue basis.
     The senior non-executive director is Lord Hollick, Managing Director of Kohlberg, Kravis Roberts & Company Limited and former chief executive of United Business Media plc. Lord Hollick succeeded RF Chase as senior non-executive director and chairman of the remuneration committee on 2 September 2004. The chief executive, PS Walsh, holds both a UK and a US non-executive directorship – in Centrica plc and FedEx Corporation, respectively. The board considers that, given the importance of the United States to the company’s business, the FedEx directorship is of benefit to Mr Walsh in terms of market awareness, US business practices and networking and that the time commitment is not too great, as the meetings can be combined with other business trips to the United States. The biographical details of the directors, together with their committee memberships, are given in ‘Directors and senior management’ above. A summary of the terms and conditions of appointment of the non-executive directors is available on www.diageo.com or on request from the company secretary.
     Any new directors are appointed by the board and, in accordance with the company’s articles of association, they must be elected at the next Annual General Meeting (AGM) to continue in office and must retire, and may stand for re-election by the shareholders, at least every three years. There is a formal induction programme for new directors; they meet with the executive committee members individually and receive orientation training, from the relevant senior executive, in relation to the group and its business, for example in relation to its assurance processes, environmental policies and social responsibility policies and practices. At board meetings, the directors receive presentations on areas of the business from the regional presidents and function heads and regular updates on changes and developments in the business, legislative and regulatory environments. In addition, the non-executive directors are invited to attend the executive committee members’ senior leadership meetings to gain further insight into different aspects of the business.
     The board meets regularly during the year and, in addition, an annual strategy conference is held off-site with the full executive committee for two days, at which the group’s strategy is reviewed in depth. The board receives detailed financial information and regular presentations from executives on the business performance, in addition to items for decision and minutes of board committees in advance of each board meeting. This enables the directors to make informed decisions on corporate and business issues under consideration. When directors are unable to attend a meeting, they are advised of the matters to be discussed and given an opportunity to make their views known to the chairman prior to the meeting.
     There is a formal schedule of matters reserved to the board for decision to ensure that key policy and strategic decisions are made by the full board. This is reviewed annually and was revised in September 2004. Otherwise, the board has delegated authority for day-to-day management of the group’s affairs to the chief executive, PS Walsh, who is supported by the executive committee. The biographical details of the executive committee’s members are given in ‘Directors and senior management’ above.
     The board makes decisions and reviews and approves key policies and decisions of the company, in particular in relation to: group strategy and operating plans; corporate governance; compliance with laws, regulations and the company’s code of business conduct; business development, including major investments and disposals; financing and treasury; appointment or removal of directors; succession planning for senior management positions; risk management; financial reporting and audit; corporate citizenship, ethics and the environment; and pensions.

Diageo Annual Report 2005	73	Corporate governance report

The board undertakes formal evaluation of its own performance and the board committees assess their respective roles, performance and terms of reference and report accordingly to the board. The board assesses the reviews of each committee. An internally produced questionnaire was used for the performance evaluation process, and the board members concluded that appropriate actions had been identified to address areas that could be improved and that overall, the board and its committees continued to operate effectively. Each director’s performance is evaluated by the chairman based on input from all other directors. The chairman’s performance is evaluated by the non-executive directors, led by the senior non-executive director, taking account of the views of the executive directors. Following the performance evaluation of individual directors, the chairman has confirmed that the non-executive directors standing for re-election at this year’s AGM continue to perform effectively and demonstrate commitment to their roles. It is the board’s intention to continue to review annually its performance and that of its committees and individual directors. The nomination committee reviewed the performance evaluation process in June 2005 and concluded that it was effective and that external facilitation was not necessary.
     During the year, six scheduled board meetings were held, five in the United Kingdom and one in the United States. The meetings were fully attended, except that M Lilja, WS Shanahan and PA Walker were each unable to attend one meeting and JR Symonds was unable to attend three meetings. Prior to their respective retirements, JK Oates attended both board meetings but RF Chase was unable to attend either. Dr FB Humer attended the two board meetings held following his appointment on 1 April 2005. Attendance at committee meetings below relates to the period when each director held office. The non-executive directors meet independently without the chairman present, and also meet with the chairman independently of management, on a regular basis.
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
Audit committee The audit committee is chaired by JR Symonds, who succeeded JK Oates on 20 October 2004. The committee consists of all the independent non-executive directors. The chief financial officer, financial controller, director – global business risk, compliance director (the latter two roles were combined on 1 May 2005), director of accounting and external auditor are normally invited to attend the meeting. The audit committee is responsible for: monitoring the integrity of the financial statements, including a review of the significant financial reporting judgements contained in them; reviewing the effectiveness of the group’s internal control and risk management systems and of control over financial reporting; monitoring and reviewing the effectiveness of the business risk function and reviewing the business risk programme; monitoring and reviewing the group’s policies and practices concerning business conduct and ethics, including whistleblowing; and overseeing the company’s relationship with the external auditor, including monitoring their independence.
     For the purposes of the Code and section 407 of the Sarbanes-Oxley Act, the board has determined that JR Symonds may be regarded as an audit committee financial expert.
Audit committee report The committee met six times during the year and reported its conclusions to the full board. The meetings were fully attended, except that WS Shanahan, JR Symonds and PA Walker were each unable to attend one meeting and RF Chase was unable to attend two meetings. At the end of five meetings, the committee met with the external auditor with no executive or staff member present (except on one occasion when the director, global business risk was present). The committee also met on one occasion with the director, global business risk with no executive or staff member present.
     During the year, the committee formally reviewed draft interim and annual reports and associated preliminary and interim announcements, focusing on key areas of judgement, critical accounting policies and any changes required to those; and it reviewed the group’s preparation for the adoption of International Financial Reporting Standards. The committee also reviewed the work of the filings assurance committee described below and external audit findings. A full review of the company’s filings and disclosure processes was carried out by the legal function and their findings presented to the committee, which approved enhancements to the processes.
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

Diageo Annual Report 2005	74	Corporate governance report

Corporate governance report continued
The committee reviewed at each meeting a report in respect of the compliance programme described below. The committee received regular updates on the implementation, and compliance with, all applicable provisions of the Sarbanes-Oxley Act. The committee carried out an annual self-assessment in December 2004 to review its effectiveness and at the same time reviewed and confirmed to the board that no revisions to its terms of reference were required.
Monitoring of external auditor During the year, the audit committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim announcement and its audit of the annual financial statements. As noted above, the committee also met four times with the external auditor alone. On the basis of meetings and other information available to the directors, the audit committee is able to assess the ongoing effectiveness of the external audit. In reviewing the independence of the external auditor, the audit committee considered a number of factors. These include: the standing, experience and tenure of the external audit director; the nature and level of services provided by the external auditor; and confirmation from the external auditor that it has complied with relevant UK and US independence standards.
     The group has a policy on the use of the external auditor for non-audit services, which is reviewed annually. Under this policy the provision of any service must be approved by the audit committee, unless the proposed service is both expected to cost less than £250,000 and also falls within one of a number of service categories which the audit committee has pre-approved. These pre-approved service categories may be summarised as follows:
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
     The committee met six times during the year. All the meetings were fully attended, except that M Lilja, WS Shanahan and PA Walker were each unable to attend one meeting, and RF Chase and JR Symonds were each unable to attend two meetings. The committee reviewed its own effectiveness through a self-assessment in December 2004 and at the same time reviewed and confirmed to the board that no revisions to its terms of reference were required.
     The principal activities of the committee during the year were the consideration of potential non-executive directors. The committee recommended the appointment to the board of one additional non-executive director – Dr FB Humer; external search consultants assisted with this work and the chairman consulted with the executive directors before the recommendation was made.
Remuneration committee This committee is chaired by Lord Hollick, who succeeded RF Chase on 2 September 2004. The committee consists of all the independent non-executive directors. The role of the committee and details of how the company applies the principles of the Code in respect of directors’ remuneration are set out above in the directors’ remuneration report in relation to directors’ remuneration policy and practice.
     The chairman and the chief executive may, by invitation, attend remuneration committee meetings, except when their own remuneration is discussed. No director is involved in determining his or her own remuneration. The committee held five scheduled meetings during the year. The meetings were fully attended, except that RF Chase and PA Walker were each unable to attend one meeting. The committee reviewed its terms of reference and recommended revisions to the board in September 2004 and reviewed its own effectiveness through a self-assessment in December 2004.
Executive direction and control
The executive committee, appointed and chaired by the chief executive, consists of the individuals responsible for the key components of the business: North America, International and the European markets, global supply and the global functions. It met eight times during the year, generally for two days, including the joint annual strategy conference with the board, and spent most of its time discussing strategy, people and performance (including brands). In addition, interim update meetings were held by teleconference throughout the year. Responsibility and authority (within the financial limits set by the board) are delegated by the chief executive to individual members of the executive committee who are accountable to him for the performance of their business units.
     Executive direction and control procedures include approval of annual three year rolling strategic plans submitted by each unit executive and periodic business reviews. These reviews are generally attended by the regional president responsible for the market (and in certain cases additional members of the executive committee) and are held in the relevant market. The reviews focus on business performance management and specific issues around brands, people, key business decisions and risk management.

Diageo Annual Report 2005	75	Corporate governance report

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
Corporate citizenship committee Chaired by the chief executive and responsible for making decisions or, where appropriate, recommendations to the board or executive committee, concerning corporate citizenship strategy, policies and issues. This includes such matters as: corporate citizenship performance, measurement and reporting; community affairs; environmental matters; and other emerging corporate citizenship issues. The committee seeks to identify social, community and environmental areas where the group could be at risk or where there is scope for positive impact on the communities where we operate. Policies and processes have been developed and implemented to manage each of these. Progress against these is reported periodically to the board and publicly through a separate corporate citizenship report, which is subject to external assurance. That report and the group’s social, ethical and environmental policies are published on the Diageo website. A copy of the corporate citizenship report is available on request. The company has communicated its policies widely and in key areas has established management systems to manage, monitor and enhance impacts. Wherever possible, these management systems are incorporated into existing practices such as the quality management programme or the procurement and vendor selection procedures.
     During the year, to assist the committee with its work on specific issues linked to Diageo’s commitment to responsible drinking, an alcohol and responsibility executive working group was established. It brings together the key executives from the business and functional representatives involved in detailing and realising Diageo’s commitment to responsible drinking.
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
Filings assurance committee Chaired by the chief financial officer and including the chief executive, this committee is responsible for implementing and monitoring the processes which ensure that the company complies with all relevant UK, US or other regulatory filing provisions, including those imposed by the Sarbanes-Oxley Act or deriving from it. During the year, the company’s filing and disclosure processes were reviewed by the legal function and their recommended enhancements to the processes were endorsed by the audit committee and the executive committee. These enhancements were primarily to increase involvement at the local business level; to facilitate a more tailored challenge to the businesses by the committee and to integrate further the reporting processes of the group.
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
Risk management and internal control
The group’s aim is to manage risk and to control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunity in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the financial statements were approved and accords with the guidance issued by the Turnbull Committee.

Diageo Annual Report 2005	76	Corporate governance report

Corporate governance report continued
All significant business units, groups of business units and the Diageo executive committee perform a risk assessment at least annually as an integral part of their strategic planning. Business unit risk assessments and the activities planned to manage those risks are reviewed by relevant executives, for example at quarterly business reviews. The executive risk assessment and selected other risk assessments are reviewed by the audit and risk committee and by the audit committee of the board. Those committees gain assurance in relation to the effectiveness of risk management and control from: summary information in relation to the management of identified risks; detailed review of the effectiveness of management of selected key risks; and the independent work of global business risk, which supports and challenges risk assessments, supports and challenges management to improve the effectiveness of management of identified key risks and conducts internal audits. In addition, a control and risk self-assessment is completed annually by each business unit or function, against objectives, risks and criteria defined within the relevant business and financial processes. The results of this annual assessment are reported to those committees who, in addition, consider findings arising from external audit work.
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
     Diageo is continuing the work necessary to enable it to comply in due course with the SEC rules which implement section 404 of the Sarbanes-Oxley Act. Diageo’s first report under section 404 will be in respect of year ending 30 June 2007, when management will be required to state their responsibility for establishing and maintaining an adequate internal control structure and procedures for financial reporting and to annually assess the effectiveness of that structure and those procedures. The external auditor will be required to attest to and report on management’s assessment.
Compliance programme
Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. The board has a well established compliance programme to support achievement of this commitment. The code of business conduct sets out expectations of Diageo businesses and employees in relation to issues such as conflicts of interest, entertainment and gifts, confidentiality and improper payments, as well as providing the standards against which these expectations are to be met. The Diageo marketing code establishes the principles that Diageo follows in relation to advertising and promotion of its products. The full texts of the code of conduct, marketing code and compliance programme are available on the company’s web site at www.diageo.com.
     Compliance programme guidelines specify the manner in which any potential violations of these expectations should be dealt with, including line manager reporting and an independent ‘SpeakUp Helpline’. The latter has been re-communicated to employees, is operated independently and reports to the secretary to the audit committee, head of group security and the director, global business risk for escalation to the audit committee as required. There is an annual certification requirement for all senior employees to confirm compliance with the code of conduct or to identify areas of possible non-compliance to the director, global business risk. Training and education (including ‘e-learning’) activities are also undertaken. Both the audit and risk committee and the audit committee review the operation of the programme.
Relations with shareholders
The company values its dialogue with both institutional and private investors. The board’s primary contact with shareholders is through the chief executive and chief financial officer. They are supported by the investor relations department, who are in regular contact with institutional shareholders and sell side analysts. Coverage of the company by analysts is circulated to the board. The non-executive directors are invited to attend the meetings with analysts and investors following publication of the interim and final results. The board also ensures that all directors develop an understanding of the views of major shareholders through an independent survey of shareholder opinion which is conducted and reviewed annually. In addition, major shareholders are invited to raise any company matters of interest to them at a meeting with the chairman and senior non-executive director. The chief executive and chief financial officer are also available to take questions and the chairman reports on the meeting to the board.
     Diageo produces a short-form annual review, which is sent to all shareholders, and a full annual report is available by election or on request. As an alternative to receiving shareholder documents through the post, shareholders may elect to receive e-mail notification that the documents are available to be accessed on the company’s web site. Shareholders can also choose to receive e-mail notification when new company information is published on www.diageo.com. The web site also provides shareholders with the facility to check their shareholdings on-line and to send any questions they may have to the company.

Diageo Annual Report 2005	77	Corporate governance report

Shareholders are invited to write to the chairman (or any other director) and express their views on any issues of concern at any time and the AGM provides an opportunity for shareholders to put their questions in person. The chairmen of the audit, nomination and remuneration committees are normally available at AGMs to take any relevant questions and all other directors attend, unless illness or another pressing commitment precludes them from doing so. In 2004, RF Chase,WS Shanahan and JR Symonds were unable to attend the AGM.
     At general meetings, a schedule of the proxy votes cast is made available to all shareholders and is published on www.diageo.com. The company proposes a separate resolution on each substantially separate issue and does not bundle resolutions together inappropriately. Resolutions on the receipt of the reports and accounts and the approval of the directors’ remuneration report are put to the shareholders.
Charitable and political donations
During the year, total charitable donations made by the group were £22.6 million. UK group companies made donations of £14.4 million (2004 – £7.3 million) to charitable organisations including £1.4 million (2004 – £1.6 million) to the Diageo Foundation and £7.2 million (2004 – £2.7 million) to the Thalidomide Trust.
     Further information in respect of donations to the Thalidomide Trust is given in the operating and financial review. In the rest of the world, group companies made charitable donations of £8.2 million (2004 – £10.2 million).
     The group has not given any money for political purposes in the United Kingdom. The group made no donations to EU political organisations and incurred no EU political expenditure during the year. The group made contributions to non-EU political parties totalling £0.5 million during the year (2004 – £0.3 million).
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
     Creditor days have not been calculated, as Diageo plc had no trade creditors at 30 June 2005. The company’s invoices for goods and services are settled by subsidiaries acting as agents for the company.
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

Diageo Annual Report 2005	78	Corporate governance report

Corporate governance report continued
Basis of regulation US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company incorporated in the United Kingdom to include in its annual report and accounts a narrative statement of how it has applied the principles of the Code and a statement as to whether or not it has complied with the best practice provisions of the Code throughout the accounting period covered by the annual report and accounts. References to the Code are to the Combined Code on Corporate Governance adopted by the Financial Reporting Council in 2003. It is not mandatory for companies to follow the principles set forth in the Code, and the Code does not require companies to disclose the full range of corporate governance guidelines with which they comply. A company that has not complied with the Code provisions, however, or that complied with only some of the Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. As stated above, Diageo complied throughout the year with the best practice provisions of the Code, except that not all the directors attended the 2004 Annual General Meeting.

Director independence The Code’s principles recommend that at least half of a company’s board, excluding the chairman, should consist of independent non-executive directors. The NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. Currently, seven of Diageo’s 10 directors are non-executive directors. The NYSE rules set forth five bright-line tests for determining director independence and require in addition that the board of directors ‘affirmatively determines that the director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).’ The Code, which is followed by Diageo, prescribes a more general standard for determining director independence. The Code requires a company’s board to assess director independence by affirmatively concluding that the director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement. Diageo’s board has determined that, in its judgement, all of the non-executive directors are independent. In doing so, however, the board did not explicitly take into consideration the NYSE’s bright-line tests. In addition, as at 31 July, all members of Diageo’s audit committee are independent non-executive directors as per the requirements of section 301 of the Sarbanes-Oxley Act.

Chairman and chief executive The Code recommends that the chairman and the chief executive should not be the same individual in order to ensure that there is a clear division of responsibility for running each company’s business. There is no corresponding requirement for US companies. Diageo has a separate chairman and chief executive.

Non-executive director meetings Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During the year under review, Diageo’s non-executive directors met three times as a group without any executive directors present.

Committees Diageo has a number of board committees which are similar in purpose and constitution to those required for US companies under NYSE standards. Diageo’s audit and remuneration committees consist entirely of independent non-executive directors. The nomination committee is chaired by Lord Blyth, who is not independent. Under NYSE standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. The terms of reference for Diageo’s nomination committee, which follow the requirements of the Code, do not require the committee to develop and recommend corporate governance principles for Diageo. In accordance with the requirements of the Code, Diageo discloses in its annual report how the board, its committees and the directors are evaluated and the results of the evaluation and it provides extensive information regarding directors’ compensation in the directors’ remuneration report.

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

Compliance certification In accordance with NYSE listing rules applicable to foreign private issuers, PS Walsh, Diageo’s chief executive, is required to provide the NYSE with an annual compliance certification stating that he is not aware of any violation by the company of any NYSE corporate governance standards. In accordance with rules applicable to both US companies and foreign private issuers, PS Walsh is also required to notify the NYSE promptly in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to the company.

Diageo Annual Report 2005	79	Corporate governance report

Directors’ report
The directors have pleasure in submitting their Annual Report for the year ended 30 June 2005.
Annual General Meeting
The AGM will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 2.30 pm on Tuesday, 18 October 2005.
Dividends
Diageo paid an interim dividend of 11.35 pence per share on 6 April 2005. The directors recommend a final dividend of 18.2 pence per share. Subject to approval by members, the final dividend will be paid on 24 October 2005 to shareholders on the register on 16 September 2005. Payment to US ADR holders will be made on 28 October 2005. A dividend reinvestment plan, which enables ordinary shareholders to invest their dividends in ordinary shares, is available in respect of the final dividend and the plan notice date is 3 October 2005.
Directors
The directors of the company who served during the year are listed under ‘Directors and senior management’ above. Lord Blyth, M Lilja and WS Shanahan retire by rotation at the AGM in accordance with the articles and, being eligible, offer themselves for re-election. Dr FB Humer, who was appointed since the last AGM, retires in accordance with the articles and, being eligible, offers himself for election at the AGM. RF Chase and JK Oates retired at the AGM in October 2004. Lord Hollick succeeded RF Chase as senior non-executive director and chairman of the remuneration committee in September 2004 and JR Symonds succeeded JK Oates as chairman of the audit committee after the AGM in October 2004. The non-executive directors proposed for re-election do not have service contracts. Further details of directors’ contracts and their interests in the shares of the company at 30 June 2005 are given in the directors’ remuneration report above.
Auditor
The auditor, KPMG Audit Plc, is willing to continue in office and a resolution for its re-appointment as auditor of the company will be submitted to the AGM.
Purchases of own shares
At the 2004 AGM, shareholders gave the company renewed authority to purchase a maximum of 306 million ordinary shares. During the year ended 30 June 2005, Diageo purchased 94 million ordinary shares (nominal value £27 million), representing approximately 3% of the issued ordinary share capital (excluding treasury shares) at 15 August 2005, for a consideration including expenses of £710 million. Of the shares purchased, 8 million were cancelled and 86 million were held as treasury shares.
Other information
Other information relevant to the directors’ report may be found in the following sections of the Annual Report.

Information	Location in Annual Report
Business activities and development	Business description
Charitable and political donations	Corporate governance report
Corporate citizenship	Corporate governance report
Directors’ indemnities	Directors’ remuneration report
Employment policies	Business description – Continuing operations – Employees
Purchase of own shares	Operating and financial review – Liquidity and capital resources
Shareholdings in the company	Additional information for shareholders – Major shareholders
Supplier payment policies and performance	Corporate governance report
The directors’ report of Diageo plc for the year ended 30 June 2005 comprises this page and the sections of the Annual Report referred to under ‘Other information’ and ‘Directors’ above.
The directors’ report was approved by a duly appointed and authorised committee of the board of directors on 31 August 2005 and signed on its behalf by Susanne Bunn, the company secretary.

Diageo Annual Report 2005	80	Directors’ report

Contents
Consolidated financial statements – Year ended 30 June 2005

82	Report of independent registered public accounting firm
83	Consolidated profit and loss account
85	Consolidated balance sheet
86	Consolidated cash flow statement
86	Movements in net borrowings
87	Consolidated statement of total recognised gains and losses
87	Note of consolidated historical cost profits and losses
88	Accounting policies
90	Notes to the consolidated financial statements
144	Company balance sheet
145	Notes to the company balance sheet
147	Principal group companies

Diageo Annual Report 2005	81	Consolidated financial statements – Contents

Report of independent registered public accounting firm
To the board of directors and shareholders of Diageo plc
We have audited the accompanying consolidated balance sheets of Diageo plc and subsidiaries as of 30 June 2005 and 30 June 2004, and the related consolidated profit and loss accounts, consolidated statements of total recognised gains and losses, and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2005 presented on pages 83 to 147. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
     In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2005 and 30 June 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2005 in conformity with generally accepted accounting principles in the United Kingdom.
     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 32 to the consolidated financial statements.
KPMG Audit Plc
Chartered Accountants
London, England
31 August 2005

Diageo Annual Report 2005	82	Report of independent registered public accounting firm

Consolidated profit and loss account

Year ended 30 June 2005								Year ended 30 June 2004
		Before						Before
		exceptional		Exceptional				exceptional		Exceptional
		items		items		Total		items		items		Total
	Notes	£ million		£ million		£ million		£ million		£ million		£ million

Turnover

Continuing operations		9,036		–		9,036		8,891		–		8,891

Discontinued operations		–		–		–		–		–		–

	2	9,036		–		9,036		8,891		–		8,891

Operating costs	4/7	(7,092)		(208)		(7,300)		(6,980)		(40)		(7,020)

Operating profit

Continuing operations		1,944		(208)		1,736		1,911		(40)		1,871

Discontinued operations		–		–		–		–		–		–

	2	1,944		(208)		1,736		1,911		(40)		1,871

Share of associates’ profits	6	185		–		185		451		(13)		438

		2,129		(208)		1,921		2,362		(53)		2,309

Disposal of fixed assets

Continuing operations				(19)		(19)				(35)		(35)

Discontinued operations				–		–				–		–

	7			(19)		(19)				(35)		(35)

Sale of businesses

Continuing operations				(7)		(7)				(13)		(13)

Discontinued operations				53		53				3		3

	7			46		46				(10)		(10)

Investment income		17		–		17		–		–		–

Interest payable (net)	8	(151)		–		(151)		(271)		–		(271)

Other finance income/(charges)	8	8		–		8		(24)		–		(24)

Profit before taxation		2,003		(181)		1,822		2,067		(98)		1,969

Taxation	9	(481)		98		(383)		(517)		30		(487)

Profit after taxation		1,522		(83)		1,439		1,550		(68)		1,482

Minority interests

Equity		(53)		–		(53)		(58)		–		(58)

Non-equity		(11)		–		(11)		(32)		–		(32)

Profit for the year		1,458		(83)		1,375		1,460		(68)		1,392

Dividends	10	(866)		–		(866)		(833)		–		(833)

Transferred to reserves		592		(83)		509		627		(68)		559

Pence per share	11

Basic earnings		49.1	p	(2.8	)p	46.3	p	48.2	p	(2.3	)p	45.9	p

Diluted earnings		49.0	p	(2.8	)p	46.2	p	48.2	p	(2.3	)p	45.9	p

Dividends		29.55	p	–		29.55	p	27.6	p	–		27.6	p

Average shares						2,972	m					3,030	m

The accompanying notes are an integral part of these consolidated financial statements.

Diageo Annual Report 2005	83	Consolidated profit and loss account

	Year ended 30 June 2003
		Before
		exceptional		Exceptional
		items		items		Total
	Notes	£ million		£ million		£ million

Turnover

Continuing operations		8,802		–		8,802

Discontinued operations		479		–		479

	2	9,281		–		9,281

Operating costs	4/7	(7,326)		(168)		(7,494)

Operating profit

Continuing operations		1,902		(168)		1,734

Discontinued operations		53		–		53

	2	1,955		(168)		1,787

Share of associates’ profits	6	478		(21)		457

		2,433		(189)		2,244

Disposal of fixed assets

Continuing operations				(42)		(42)

Discontinued operations				(1)		(1)

	7			(43)		(43)

Sale of businesses

Continuing operations				16		16

Discontinued operations				(1,270)		(1,270)

	7			(1,254)		(1,254)

Investment income		–		–		–

Interest payable (net)	8	(345)		–		(345)

Other finance income	8	30		–		30

Profit before taxation		2,118		(1,486)		632

Taxation	9	(543)		52		(491)

Profit after taxation		1,575		(1,434)		141

Minority interests

Equity		(56)		–		(56)

Non-equity		(35)		–		(35)

Profit for the year		1,484		(1,434)		50

Dividends	10	(786)		–		(786)

Transferred from reserves		698		(1,434)		(736)

Pence per share	11

Basic earnings		47.7	p	(46.1	)p	1.6	p

Diluted earnings		47.7	p	(46.1	)p	1.6	p

Dividends		25.6	p	–		25.6	p

Average shares						3,113	m

The accompanying notes are an integral part of these consolidated financial statements.

Diageo Annual Report 2005	84	Consolidated profit and loss account

Consolidated balance sheet

30 June 2005				30 June 2004
	Notes	£ million	£ million	£ million	£ million

Fixed assets

Intangible assets	12	4,252		4,012

Tangible assets	13	2,097		1,976

Investment in associates	14	1,334		1,263

Other investments	14	719		1,772

			8,402		9,023

Current assets

Stocks	15	2,335		2,176

Debtors – due within one year	16	1,664		1,573

Debtors – due after one year	16	68		151

Cash at bank and liquid resources	17	817		1,167

		4,884		5,067

Creditors – due within one year

Borrowings	17	(869)		(2,001)

Other creditors	19	(3,183)		(3,022)

		(4,052)		(5,023)

Net current assets			832		44

Total assets less current liabilities			9,234		9,067

Creditors – due after one year

Borrowings	17	(3,677)		(3,316)

Other creditors	19	(98)		(109)

			(3,775)		(3,425)

Provisions for liabilities and charges	20		(723)		(709)

Net assets before post employment assets and liabilities			4,736		4,933

Post employment assets		8		7

Post employment liabilities		(910)		(757)

	5(d)		(902)		(750)

Net assets			3,834		4,183

Capital and reserves

Called up share capital	22		883		885

Share premium account		1,337		1,331

Revaluation reserve		111		113

Capital redemption reserve		3,060		3,058

Profit and loss account		(1,750)		(1,695)

Reserves attributable to equity shareholders	23		2,758		2,807

Shareholders’ funds			3,641		3,692

Minority interests

Equity		193		179

Non-equity	25	–		312

			193		491

			3,834		4,183

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements were approved by a duly appointed and authorised committee of the board of directors on 31 August 2005 and were signed on its behalf by PS Walsh and NC Rose, directors.

Diageo Annual Report 2005	85	Consolidated balance sheet

Consolidated cash flow statement

		Year ended	Year ended	Year ended
		30 June	30 June	30 June
		2005	2004	2003
	Notes	£ million	£ million	£ million

Net cash inflow from operating activities	26	2,143	2,121	1,970

Dividends received from associates		111	224	60

Returns on investments and servicing of finance

Interest paid (net)		(179)	(257)	(327)

Dividends received from fixed asset investments		23	–	–

Dividends paid to equity minority interests		(49)	(42)	(28)

		(205)	(299)	(355)

Taxation		(324)	(298)	(105)

Capital expenditure and financial investment

Purchase of tangible fixed assets		(296)	(327)	(382)

Net (purchase)/sale of investments		(6)	9	(20)

Sale of tangible fixed assets		18	20	41

		(284)	(298)	(361)

Acquisitions and disposals

Purchase of subsidiaries	27	(258)	(17)	(137)

Sale of subsidiaries, associates and businesses	28	(16)	(17)	912

Transactions relating to General Mills shares	28	1,210	–	58

		936	(34)	833

Equity dividends paid		(849)	(800)	(767)

Management of liquid resources		369	(98)	256

Financing

Issue of share capital		6	4	4

Net purchase of own shares for share trusts		(29)	(4)	(65)

Own shares purchased for cancellation or holding as treasury shares		(710)	(306)	(852)

Redemption of guaranteed preferred securities	25	(302)	–	–

Decrease in loans		(757)	(247)	(496)

		(1,792)	(553)	(1,409)

Increase/(decrease) in cash in the year	17	105	(35)	122

Movements in net borrowings

	Year ended	Year ended	Year ended
	30 June	30 June	30 June
	2005	2004	2003
	£ million	£ million	£ million

Increase/(decrease) in cash in the year	105	(35)	122

Cash flow from change in loans	757	247	496

Change in liquid resources	(369)	98	(256)

Change in net borrowings from cash flows	493	310	362

Exchange adjustments	(137)	371	227

Non-cash items	91	45	37

Decrease in net borrowings	447	726	626

Net borrowings at beginning of the year	(4,144)	(4,870)	(5,496)

Net borrowings at end of the year	(3,697)	(4,144)	(4,870)

The accompanying notes are an integral part of these consolidated financial statements.

Diageo Annual Report 2005	86	Consolidated cash flow statement

Consolidated statement of total recognised gains and losses

Year ended 30 June 2005				Year ended 30 June 2004
	Before			Before
	tax	Tax	Net	tax	Tax	Net
	£ million	£ million	£ million	£ million	£ million	£ million

Profit for the year

– group	1,574	(320)	1,254	1,493	(356)	1,137

– associates	184	(63)	121	386	(131)	255

	1,758	(383)	1,375	1,879	(487)	1,392

Exchange adjustments

– group	99	–	99	77	6	83

– associates	21	–	21	(204)	–	(204)

Actuarial (losses)/gains on post employment plans

– group	(239)	32	(207)	476	188	664

– associates	–	–	–	110	(39)	71

Total recognised gains and losses for the year	1,639	(351)	1,288	2,338	(332)	2,006

Year ended 30 June 2003
	Before
	tax	Tax	Net
	£ million	£ million	£ million

Profit/(loss) for the year

– group	157	(353)	(196)

– associates	384	(138)	246

	541	(491)	50

Exchange adjustments

– group	(108)	(7)	(115)

– associates	(57)	–	(57)

Actuarial losses on post employment plans

– group	(960)	(82)	(1,042)

– associates	(87)	31	(56)

Total recognised gains and losses for the year	(671)	(549)	(1,220)

Note of consolidated historical cost profits and losses
There is no material difference between the reported profit shown in the consolidated profit and loss account and the profit for the relevant years restated on an historical cost basis.
The accompanying notes are an integral part of these consolidated financial statements.

Diageo Annual Report 2005	87	Consolidated statement of total recognised gains and losses

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
     Where capitalised goodwill and intangible assets are regarded as having limited useful economic lives, their cost is amortised on a straightline basis over those lives – up to 20 years. Where goodwill and intangible assets are regarded as having indefinite useful economic lives, they are not amortised. Assets with indefinite lives are reviewed for impairment annually and other assets are reviewed for impairment wherever events or circumstances indicate that the carrying amount may not be recoverable. Impairment reviews, comparing the discounted estimated future operating cash flows with the net carrying value of brands or goodwill, are carried out to ensure that goodwill and intangible assets are not carried at above their recoverable amounts. Amortisation and any impairment write downs are charged to the profit and loss account.
Tangible fixed assets
Land and buildings are stated at cost or, for certain assets acquired prior to 1993, at professional valuation, less depreciation. Freehold land is not depreciated. Leaseholds are depreciated over the unexpired period of the lease. Other tangible fixed assets are depreciated on a straightline basis to estimated residual values over their expected useful lives within the following ranges: industrial and other buildings – 10 to 50 years; plant and machinery – 5 to 25 years; fixtures and fittings – 5 to 10 years; casks and containers – 15 to 20 years; and computer software – up to 5 years.
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
Share options
The intrinsic value of options granted, being the difference between the market value of shares on the award of an option, and the exercise price of the option, is charged to the profit and loss account over the minimum life of the option. Shares held by the company for the purpose of fulfilling obligations in respect of various employee share plans around the group are deducted from equity in the consolidated balance sheet. Any gain or loss arising on the sale of the shares held by the company is included as an adjustment to reserves.
Stocks
Stocks are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, and an appropriate proportion of production and other overheads. Cost is calculated on an actual usage basis for maturing stocks and on a first in, first out basis for other stocks.

Diageo Annual Report 2005	88	Accounting policies

Accounting policies continued
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
Pensions and other post employment benefits
The group’s principal pension funds are defined benefit plans. In addition the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded post employment liabilities. For defined benefit plans the amount charged to operating profit is the cost of accruing pension benefits promised to employees over the year plus any benefit improvements granted to members by the group during the year. Other finance income/charges in the profit and loss account includes a credit equivalent to the group’s expected return on the pension plans’ assets over the year, offset by a charge equal to the expected increase in the plans’ liabilities over the year. The difference between the market value of the plans’ assets and the present value of the plans’ liabilities is disclosed as an asset or liability on the group balance sheet, net of deferred tax (to the extent that it is recoverable). Any differences between the expected return on assets and that actually achieved, and any changes in the liabilities over the year due to changes in assumptions or experience within the plans, are recognised in the statement of total recognised gains and losses.
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

Diageo Annual Report 2005	89	Accounting policies

Notes to the consolidated financial statements
Diageo was created by the merger of the GrandMet and Guinness Group businesses on 17 December 1997. Under generally accepted accounting principles (GAAP) in the United Kingdom, the combination has been accounted for as a merger and the results and cash flows of GrandMet and the Guinness Group are combined as at the beginning of the earliest financial year presented. Under US GAAP the merger has been accounted for as an acquisition of the Guinness Group by GrandMet. At the time of the merger, Diageo changed its year end to 30 June.
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
1 New accounting policies
No new UK accounting pronouncements have been issued in the year which impact on the UK GAAP information reported.
     From 1 July 2005, the group will present its consolidated financial statements in compliance with International Financial Reporting Standards and International Accounting Standards (together IFRS) as adopted by the EU. Comparative information for the year ended 30 June 2005 will also be restated to IFRS.
2 Segmental information
Following the reorganisation in October 2004 of the way in which the business is managed, continuing operations now comprise the following segments: Diageo North America (United States and Canada), Diageo Europe (all European countries and territories including Russia), Diageo International (Africa, Asia Pacific and Latin America), Moët Hennessy and Corporate and other. Prior year segments included quick service restaurants and packaged food, which are now discontinued operations of the group. The prior year information has been restated to reflect the current organisation.
Continuing operations An international manufacturer and distributor of spirits, wines and beer that produces and distributes a wide range of premium brands, including Smirnoff vodka, Johnnie Walker Scotch whiskies, Guinness stout, Baileys Original Irish Cream liqueur, J&B Scotch whisky, Captain Morgan rum and Tanqueray gin. In addition, Diageo also owns the distribution rights for the José Cuervo tequila brands in the United States and other countries.
     Diageo also owns a number of investments in unconsolidated associates, the principal investment being a 34% interest in Moët Hennessy, a French partnership owned by LVMH Moët Hennessy – Louis Vuitton SA. Moët Hennessy is based in France and is a leading producer and exporter of champagne and cognac.
Discontinued operations Included within discontinued operations are transactions relating to the group’s quick service restaurants business (Burger King) which was sold on 13 December 2002. In connection with the transaction, Diageo guaranteed up to $850 million (£475 million) of external borrowings of Burger King (see note 29). Also included in discontinued operations for the years ended 30 June 2004 and 30 June 2003 are transactions relating to the disposal of the group’s packaged food business (Pillsbury) to General Mills.

(i) Segmental information by class of business	Continuing operations
	North		Inter-	Moët	Corporate	Discontinued
	America	Europe	national	Hennessy	and other	operations	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

2005

Turnover	2,619	3,852	2,503	–	62	–	9,036

Operating profit/(loss) before exceptional items	778	692	627	–	(153)	–	1,944

Exceptional items charged to operating profit	(30)	(29)	–	–	(149)	–	(208)

Operating profit/(loss)	748	663	627	–	(302)	–	1,736

Depreciation	(51)	(98)	(57)	–	(6)	–	(212)

Exceptional accelerated depreciation	–	(29)	–	–	–	–	(29)

Intangible asset amortisation	–	(3)	(4)	–	–	–	(7)

Goodwill impairment charge	–	(5)	–	–	–	–	(5)

Share of associates’ profits	–	7	9	169	–	–	185

Sale of businesses	2	(8)	(1)	–	–	53	46

Investment income	–	–	–	–	17	–	17

Profit/(loss) before interest, finance charges and tax	750	664	640	169	(311)	53	1,965

Capital expenditure	34	38	101	–	123	–	296

Net assets (shareholders’ funds and minority interests)	516	417	814	1,214	873	–	3,834

Total assets	815	1,058	1,162	1,214	9,037	–	13,286

Diageo Annual Report 2005	90	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued

2 Segmental information continued (i) Segmental information by class of business	Continuing operations
	North		Inter-	Moët	Corporate	Discontinued
	America	Europe	national	Hennessy	and other	operations	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

2004

Turnover	2,641	3,847	2,340	–	63	–	8,891

Operating profit/(loss) before exceptional items	757	666	646	–	(158)	–	1,911

Exceptional items charged to operating profit	(33)	(6)	(1)	–	–	–	(40)

Operating profit/(loss)	724	660	645	–	(158)	–	1,871

Depreciation	(55)	(98)	(56)	–	(8)	–	(217)

Intangible asset amortisation	–	(3)	(4)	–	–	–	(7)

Share of associates’ profits	–	14	9	170	251	–	444

Sale of businesses	(1)	(7)	(5)	–	–	3	(10)

Profit before interest, finance charges and tax	723	667	650	170	51	3	2,264

Capital expenditure	22	52	106	–	147	–	327

Net assets (shareholders’ funds and minority interests)	390	443	697	1,141	1,512	–	4,183

Total assets	647	1,056	982	1,141	10,264	–	14,090

2003

Turnover	2,742	3,746	2,252	–	62	479	9,281

Operating profit/(loss) before exceptional items	773	646	636	–	(153)	53	1,955

Exceptional items charged to operating profit	(70)	(89)	(9)	–	–	–	(168)

Operating profit/(loss)	703	557	627	–	(153)	53	1,787

Depreciation	(45)	(104)	(53)	–	(11)	(27)	(240)

Tangible asset write down (exceptional items)	(5)	(7)	(1)	–	–	–	(13)

Intangible asset amortisation	–	(3)	(4)	–	–	(2)	(9)

Share of associates’ profits	–	9	5	174	269	–	457

Sale of businesses	14	8	(6)	–	–	(1,270)	(1,254)

Profit/(loss) before interest, finance charges and tax	717	574	625	174	75	(1,218)	947

Capital expenditure	37	56	71	–	151	67	382

Net assets (shareholders’ funds and minority interests)	297	528	692	1,169	640	–	3,326

Total assets	684	1,067	985	1,169	11,283	–	15,188

Diageo Annual Report 2005	91	Notes to the consolidated financial statements

(a) The ‘Corporate and other’ segment for turnover, operating profit/(loss) before exceptional items, operating profit/(loss), depreciation and profit/(loss) before interest, finance charges and tax comprises central items not readily allocable to the group’s operating segments.
(b) The ‘Corporate and other’ segment for exceptional items charged to operating profit in the year ended 30 June 2005 represents the commitment for payments to the Thalidomide Trust (see note 7(i)(b)).
(c) The ‘Corporate and other’ segment for investment income in the year ended 30 June 2005 represents dividends receivable from the investment in General Mills.
(d) The ‘Corporate and other’ segment for capital expenditure of £123 million (2004 – £147 million; 2003 – £151 million) includes purchases of assets relating to the worldwide supply of product of £120 million (2004 – £144 million; 2003 – £133 million) which are not readily allocable to the group’s operating segments as, at any balance sheet date, it is not known how these assets will be utilised to produce the products sold by North America, Europe or International.
(e) The ‘Corporate and other’ segment for net assets comprises brands of £4,142 million (2004 – £3,945 million; 2003 – £4,210 million) the net investment in General Mills of £508 million (2004 – £1,587 million; 2003 – £1,624 million); net external borrowings of £3,697 million (2004 – £4,144 million; 2003 – £4,870 million); net tax and external dividend creditors of £1,552 million (2004 – £1,524 million; 2003 – £1,399 million); net post employment liabilities of £902 million (2004 – £750 million; 2003 – £1,369 million); and other net assets of £2,374 million (2004 – £2,398 million; 2003 – £2,444 million).
(f) The ‘Corporate and other’ segment for total assets comprises brands of £4,142 million (2004 – £3,945 million; 2003 – £4,210 million); maturing stocks of £1,558 million (2004 – £1,499 million; 2003 – £1,466 million); tangible fixed assets of £1,257 million (2004 – £1,274 million; 2003 – £1,273 million) the net investment in General Mills of £508 million (2004 – £1,587 million; 2003 – £1,624 million); cash at bank and liquid resources of £817 million (2004 – £1,167 million; 2003 – £1,191 million); interest rate and foreign currency swaps of £32 million (2004 – £6 million; 2003 – £484 million); and other assets of £723 million (2004 – £786 million; 2003 – £1,035 million). Brands that are capitalised in the balance sheet are sold throughout the world and are not readily allocable to North America, Europe and International. Maturing stocks, tangible fixed assets and other assets included in ‘Corporate and other’ are principally located in Scotland and are not readily allocable to the group’s operating segments as, at any balance sheet date, it is not known how these assets will be utilised to produce the products sold by North America, Europe or International.
(g) The group interest expense is managed centrally and is not attributable to individual activities. Inter segmental sales are immaterial and have been eliminated in presenting the segmental information.
(h) The weighted average exchange rates used in the translation of profit and loss accounts were US dollar – £1 = $1.86 (2004 – £1 = $1.74; 2003 – £1 = $1.59) and euro – £1 = €1.46 (2004 – £1 = €1.45; 2003 – £1 = €1.52). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.79 (2004 – £1 = $1.82; 2003 – £1 = $1.65) and euro – £1 = €1.48 (2004 – £1 = €1.49; 2003 – £1 = €1.44). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

Diageo Annual Report 2005	92	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
2 Segmental information continued
(ii) Geographical information

	Great	Rest of	North	Asia	Latin	Rest of
	Britain	Europe	America	Pacific	America	World	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

2005

Turnover	1,545	2,421	2,655	966	564	885	9,036

Goodwill amortisation	–	(2)	–	–	(1)	–	(3)

Goodwill impairment charge	–	(5)	–	–	–	–	(5)

Operating profit before exceptional items	71	491	794	219	159	210	1,944

Exceptional items charged to operating profit	(178)	–	(30)	–	–	–	(208)

Operating (loss)/profit	(107)	491	764	219	159	210	1,736

(Loss)/profit before interest, finance charges and tax (note (b))	(103)	488	793	219	164	218	1,779

Long-lived assets	1,859	645	2,769	708	51	317	6,349

2004

Turnover	1,463	2,500	2,683	971	455	819	8,891

Goodwill amortisation	–	(1)	–	–	(1)	–	(2)

Operating profit before exceptional items	64	460	778	245	157	207	1,911

Exceptional items charged to operating profit	(5)	(1)	(33)	–	(1)	–	(40)

Operating profit	59	459	745	245	156	207	1,871

Profit before interest, finance charges and tax (note (b))	69	458	704	243	155	214	1,843

Long-lived assets	1,914	554	2,605	628	46	241	5,988

2003

Turnover	1,475	2,501	3,105	972	468	760	9,281

Goodwill amortisation	–	(1)	(2)	–	(1)	–	(4)

Operating profit before exceptional items	69	453	827	251	157	198	1,955

Exceptional items charged to operating profit	(62)	(27)	(70)	–	(8)	(1)	(168)

Operating profit	7	426	757	251	149	197	1,787

Profit/(loss) before interest, finance charges and tax (note (b))	5	443	(542)	249	150	199	504

Long-lived assets	1,922	564	2,862	664	45	205	6,262

(a) The geographical analysis of turnover, operating profit and profit before interest, finance charges and tax is based on the location of the third party customers and an allocation of certain corporate items. Certain businesses, for internal management purposes, have been reported within the appropriate region in the geographical analysis above. For the year ended 30 June 2005, the allocation of corporate turnover, and costs to geographical regions has been made on a different basis from prior years. Prior year comparatives have been restated to be on a consistent basis with the current year. Corporate turnover of £62 million (2004 – £63 million; 2003 – £62 million) and costs of £153 million (2004 – £158 million; 2003 – £153 million) have been allocated to Great Britain.
(b) Profit before interest, finance charges and tax excludes the profit attributable to Moët Hennessy of £169 million (2004 – £170 million; 2003 – £174 million) and income from General Mills shares of £17 million (2004 – profit attributable to General Mills of £251 million; 2003 – profit attributable to General Mills of £269 million).
(c) Long-lived assets comprise tangible fixed assets and intangible assets after depreciation and amortisation respectively. Brands are included at net book value in the geographical regions in which the brands originated.

Diageo Annual Report 2005	93	Notes to the consolidated financial statements

3 Turnover – geographical area by origin

	Continuing	Discontinued
	operations	operations	Total
	£ million	£ million	£ million

2005

North America	2,873	–	2,873

Europe	5,278	–	5,278

Asia Pacific	660	–	660

Latin America	426	–	426

Rest of World	959	–	959

	10,196	–	10,196

Less: Sales to group companies in other geographical areas	(1,160)	–	(1,160)

	9,036	–	9,036

2004

North America	2,744	–	2,744

Europe	5,473	–	5,473

Asia Pacific	924	–	924

Latin America	294	–	294

Rest of World	857	–	857

	10,292	–	10,292

Less: Sales to group companies in other geographical areas	(1,401)	–	(1,401)

	8,891	–	8,891

2003

North America	2,833	334	3,167

Europe	5,355	112	5,467

Asia Pacific	907	15	922

Latin America	297	18	315

Rest of World	652	–	652

	10,044	479	10,523

Less: Sales to group companies in other geographical areas	(1,242)	–	(1,242)

	8,802	479	9,281

Exports from the United Kingdom were £1,898 million (2004 – £1,907 million; 2003 – £1,850 million).

Diageo Annual Report 2005	94	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
4 Operating costs

	Continuing	Discontinued
	operations	operations	Total
	£ million	£ million	£ million

2005

Change in stocks	(88)	–	(88)

Raw materials and consumables	1,528	–	1,528

Excise duties – United States	428	–	428

– Other	1,879	–	1,879

Advertising, marketing and promotion	1,023	–	1,023

Other external charges	1,406	–	1,406

Staff costs (note 5)	876	–	876

Depreciation and other amounts written off fixed assets	253	–	253

Other operating income	(5)	–	(5)

	7,300	–	7,300

2004

Change in stocks	(59)	–	(59)

Raw materials and consumables	1,609	–	1,609

Excise duties – United States	421	–	421

– Other	1,788	–	1,788

Advertising, marketing and promotion	1,039	–	1,039

Other external charges	1,101	–	1,101

Staff costs (note 5)	901	–	901

Depreciation and other amounts written off fixed assets	224	–	224

Other operating income	(4)	–	(4)

	7,020	–	7,020

2003

Change in stocks	(6)	–	(6)

Raw materials and consumables	1,621	93	1,714

Excise duties – United States	459	–	459

– Other	1,707	–	1,707

Advertising, marketing and promotion	1,026	18	1,044

Other external charges	1,041	157	1,198

Staff costs (note 5)	1,028	140	1,168

Depreciation and other amounts written off fixed assets	260	29	289

Other operating income	(68)	(11)	(79)

	7,068	426	7,494

(a) Other external charges include operating lease rentals for plant and machinery of £6 million (2004 – £10 million; 2003 – £9 million), other operating lease rentals (mainly properties) of £70 million (2004 – £57 million; 2003 – £72 million), research and development expenditure of £16 million (2004 – £11 million; 2003 – £15 million), and maintenance and repairs of £51 million (2004 – £61 million; 2003 – £43 million).
(b) Other operating income in the year ended 30 June 2003 included £57 million for the termination of the Bass distribution rights and £11 million from operating leases in quick service restaurants.

Diageo Annual Report 2005	95	Notes to the consolidated financial statements

(c) Exceptional operating costs for continuing operations amount to £208 million (2004 – £40 million; 2003 – £168 million) as follows: other external charges £172 million, staff costs £5 million, and amounts written off assets £31 million (2004 – costs of £28 million, £8 million, and £4 million, respectively; 2003 – costs of £138 million, £74 million, and £13 million, respectively, less other operating income of £57 million).
(d) Goodwill amortisation Operating costs for continuing operations in the year include goodwill amortisation of £3 million (2004 –£2 million; 2003 – £2 million). Operating costs for discontinued operations in the year ended 30 June 2003 included goodwill amortisation of £2 million.
(e) Auditor fees The fees of the principal auditor of the group, KPMG Audit Plc, and its affiliates were as follows:

	United	Rest of
	Kingdom	World	2005	2004	2003
	£ million	£ million	£ million	£ million	£ million

Audit fees	1.5	2.6	4.1	4.7	4.3

Other audit-related fees	1.4	0.2	1.6	2.1	5.1

Tax fees	0.3	1.1	1.4	4.0	7.3

All other fees	–	–	–	0.2	–

	3.2	3.9	7.1	11.0	16.7

Audit fees include the fees for: statutory audit of the company of £25,300 (2004 – £23,000; 2003 – £23,000); audit of its subsidiaries of £3.7 million (2004 – £3.3 million; 2003 – £3.0 million); and other audit services required by statute or regulation of £0.4 million (2004 – £1.4 million; 2003 – £1.3 million). A further £0.2 million (2004 – £0.2 million; 2003 – £0.2 million) was charged in relation to the audit by firms other than KPMG. Other audit-related fees principally relate to due diligence and other services in relation to acquisitions and disposals and also include employee pension fund and benefit plan services. Tax fees relate principally to tax compliance services and tax advice.
5 Employees

2005				2004			2003
	Full	Part		Full	Part		Full	Part
	time	time	Total	time	time	Total	time	time	Total

Average number of employees

Continuing operations	22,333	633	22,966	22,548	1,172	23,720	23,427	1,134	24,561

Discontinued operations	–	–	–	–	–	–	8,965	5,429	14,394

	22,333	633	22,966	22,548	1,172	23,720	32,392	6,563	38,955

Discontinued operations include employees for the quick service restaurants business prior to 13 December 2002, reflecting the period in which the group owned that business.

	2005	2004	2003
	£ million	£ million	£ million

Aggregate remuneration

Wages and salaries	721	743	986

Employer’s social security	59	57	72

Employer’s pension	91	96	106

Other post employment	5	5	4

	876	901	1,168

Retirement benefits The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. The larger plans are generally of the defined benefit type and are funded by payments to separately administered funds or insurance companies. The principal plans are in the United Kingdom, Ireland, United States and Canada. All valuations were performed by independent actuaries using the projected unit method to determine pension costs. There are also a number of defined contribution plans and other post employment liabilities which are included in the figures given below.
     The group also operates a number of plans, primarily in the United States, which provide employees with post employment benefits in respect of medical costs. The plans are generally unfunded. The most recent full valuations of the significant defined benefit post employment plans were carried out as follows: United Kingdom on 31 March 2003; United States on 31 December 2004; and Ireland on 31 December 2003. The measurement dates used to calculate the disclosures in the consolidated financial statements are the respective balance sheet dates.

Diageo Annual Report 2005	96	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
5 Employees continued
(a) The following weighted average assumptions were used to determine the group’s deficit/surplus in the post employment plans at 30 June in the relevant year. The assumptions used to calculate the profit and loss charge/credit for the year to 30 June are based on the assumptions disclosed as at the previous 30 June.

United Kingdom				Ireland			United States
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	%	%	%	%	%	%	%	%	%

Rate of general increase in salaries	3.9	4.4	4.0	4.0	4.2	4.2	3.0	3.5	3.5

Rate of increase to pensions in payment	2.6	3.3	3.1	2.1	2.2	2.2	–	–	–

Rate of increase to deferred pensions	2.5	3.0	2.6	2.1	2.2	2.2	–	–	–

Medical inflation	n/a	n/a	n/a	n/a	n/a	n/a	10.0	8.0	9.0

Discount rate for plan liabilities	4.9	5.7	5.2	4.0	5.3	5.1	5.0	6.2	5.9

Inflation	2.5	3.0	2.6	2.0	2.2	2.2	2.0	2.5	2.5

For the UK and US plans, there are, in addition to the above percentages, age related promotional increases. The 2005 assumption for medical inflation in the United States reduces by 1% per year to 5% (2004 – 1% per year to 5%; 2003 – 1% per year to 5%).
(b) The amounts charged in respect of defined benefit plans to the consolidated profit and loss account and consolidated statement of total recognised gains and losses for the three years ended 30 June 2005 are set out below:

			United
	United		States and
	Kingdom	Ireland	other	Total
	£ million	£ million	£ million	£ million

2005

Operating profit

Current service cost	(62)	(15)	(20)	(97)

Past service cost	(2)	(10)	–	(12)

Gains/(losses) on settlements and curtailments	12	–	(1)	11

Unrecognised surplus deducted from settlement and curtailment losses	–	–	2	2

Total charge to operating profit	(52)	(25)	(19)	(96)

Net credit/(cost) to other finance charges (note 8(ii))	10	12	(6)	16

Charge before taxation	(42)	(13)	(25)	(80)

Consolidated statement of total recognised gains and losses

Actual return less expected return on post employment plan assets	128	59	7	194

Experience gains and losses arising on the plan liabilities	1	(17)	(8)	(24)

Changes in assumptions underlying the present value of the plan liabilities	(168)	(195)	(51)	(414)

Actuarial loss recognisable in the reconciliation of the surplus	(39)	(153)	(52)	(244)

Changes in the recognisable surplus of the plans with a surplus restriction	–	–	5	5

Exchange adjustments	–	1	(5)	(4)

Total actuarial loss recognisable in the consolidated statement of total recognised gains and losses	(39)	(152)	(52)	(243)

Diageo Annual Report 2005	97	Notes to the consolidated financial statements

			United
	United		States and
	Kingdom	Ireland	other	Total
	£ million	£ million	£ million	£ million

2004

Operating profit

Current service cost	(66)	(16)	(23)	(105)

Past service cost	(2)	(4)	1	(5)

Gains/(losses) on settlements and curtailments	10	(1)	–	9

Total charge to operating profit	(58)	(21)	(22)	(101)

Net (cost)/credit to other finance charges (note 8(ii))	(12)	5	(11)	(18)

Charge before taxation	(70)	(16)	(33)	(119)

Consolidated statement of total recognised gains and losses

Actual return less expected return on post employment plan assets	205	74	26	305

Experience gains and losses arising on the plan liabilities	10	4	(3)	11

Changes in assumptions underlying the present value of the plan liabilities	136	31	17	184

Actuarial gain recognisable in the reconciliation of the surplus	351	109	40	500

Minorities’ share of actuarial gain	–	–	(1)	(1)

Changes in the recognisable surplus of the plans with a surplus restriction	–	–	(23)	(23)

Exchange adjustments	–	3	13	16

Total actuarial gain recognisable in the consolidated statement of total recognised gains and losses	351	112	29	492

2003

Operating profit

Current service cost	(50)	(16)	(20)	(86)

Past service cost	(1)	(21)	(2)	(24)

Total charge to operating profit	(51)	(37)	(22)	(110)

Net credit/(cost) to other finance income (note 8(ii))	20	22	(6)	36

Exceptional items

Gain on settlement/curtailment arising on disposal of businesses	6	–	32	38

(Charge)/credit before taxation	(25)	(15)	4	(36)

Consolidated statement of total recognised gains and losses

Actual return less expected return on post employment plan assets	(362)	(203)	(16)	(581)

Experience gains and losses arising on the plan liabilities	6	(17)	(4)	(15)

Changes in assumptions underlying the present value of the plan liabilities	(307)	(23)	(48)	(378)

Actuarial loss recognisable in the reconciliation of the surplus	(663)	(243)	(68)	(974)

Minorities’ share of actuarial loss	–	–	1	1

Changes in the recognisable surplus of the plans with a surplus restriction	–	–	13	13

Exchange adjustments	–	(8)	3	(5)

Total actuarial loss recognisable in the consolidated statement of total recognised gains and losses	(663)	(251)	(51)	(965)

Diageo Annual Report 2005	98	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
5 Employees continued
(c) History of experience gains and losses:

			United
	United		States and
	Kingdom	Ireland	other	Total
	£ million	£ million	£ million	£ million

2005

Difference between the expected and actual return on plan assets:

Amount	128	59	7	194

Percentage of plan assets	5%	6%	2%	5%

Experience gains and losses on plan liabilities:

Amount	1	(17)	(8)	(24)

Percentage of the present value of plan liabilities	–	(1)%	(1)%	(1)%

Total amount recognised in statement of total recognised gains and losses:

Amount	(39)	(152)	(52)	(243)

Percentage of the present value of plan liabilities	(1)%	(12)%	(10)%	(5)%

2004

Difference between the expected and actual return on plan assets:

Amount	205	74	26	305

Percentage of plan assets	8%	8%	8%	8%

Experience gains and losses on plan liabilities:

Amount	10	4	(3)	11

Percentage of the present value of plan liabilities	–	–	(1)%	–

Total amount recognised in statement of total recognised gains and losses:

Amount	351	112	29	492

Percentage of the present value of plan liabilities	11%	11%	7%	10%

2003

Difference between the expected and actual return on plan assets:

Amount	(362)	(203)	(16)	(581)

Percentage of plan assets	(16)%	(23)%	(5)%	(17)%

Experience gains and losses on plan liabilities:

Amount	6	(17)	(4)	(15)

Percentage of the present value of plan liabilities	–	(2)%	(1)%	–

Total amount recognised in statement of total recognised gains and losses:

Amount	(663)	(251)	(51)	(965)

Percentage of the present value of plan liabilities	(20)%	(24)%	(11)%	(20)%

The percentages in the table above are expressed in relation to the plan assets and liabilities at the closing balance sheet date for the appropriate year.

Diageo Annual Report 2005	99	Notes to the consolidated financial statements

(d) The expected long term rates of return and market values of the assets of the significant defined benefit post employment plans were as follows:

United Kingdom			Ireland		United States and other		Total
	Expected		Expected		Expected		Expected
	long term		long term		long term		long term
	rates of	Market	rates of	Market	rates of	Market	rates of	Market
	return	value	return	value	return	value	return	value
	%	£ million	%	£ million	%	£ million	%	£ million

2005

Market value of assets

Equities	7.5	2,259	6.9	712	8.0	215	7.4	3,186

Bonds	4.7	128	3.4	159	5.1	112	4.3	399

Property	6.5	322	5.9	122	12.1	11	6.5	455

Other	3.8	82	2.0	9	3.5	13	3.6	104

		2,791		1,002		351		4,144

Present value of post employment plan liabilities		(3,584)		(1,229)		(536)		(5,349)

Deficit in the post employment plans		(793)		(227)		(185)		(1,205)

Surplus restriction		–		–		(18)		(18)

Post employment liabilities before deferred tax		(793)		(227)		(203)		(1,223)

Related deferred tax assets		238		23		60		321

Net post employment liabilities		(555)		(204)		(143)		(902)

2004

Market value of assets

Equities	8.2	1,978	7.8	655	8.8	194	8.2	2,827

Bonds	5.5	105	4.5	138	6.1	76	5.2	319

Property	7.2	343	6.7	108	12.1	9	7.2	460

Other	4.5	75	2.0	13	4.4	36	4.2	124

		2,501		914		315		3,730

Present value of post employment plan liabilities		(3,318)		(987)		(444)		(4,749)

Deficit in the post employment plans		(817)		(73)		(129)		(1,019)

Surplus restriction		–		–		(25)		(25)

Post employment liabilities before deferred tax		(817)		(73)		(154)		(1,044)

Related deferred tax assets		245		7		42		294

Net post employment liabilities		(572)		(66)		(112)		(750)

2003

Market value of assets

Equities	7.5	1,928	7.2	671	7.9	165	7.5	2,764

Bonds	5.2	1	4.2	80	5.4	121	4.9	202

Property	6.5	316	6.2	104	12.2	7	6.5	427

Other	3.5	22	4.2	9	3.7	11	3.7	42

		2,267		864		304		3,435

Present value of post employment plan liabilities		(3,370)		(1,035)		(474)		(4,879)

Deficit in the post employment plans		(1,103)		(171)		(170)		(1,444)

Surplus restriction		–		–		(3)		(3)

Post employment liabilities before deferred tax		(1,103)		(171)		(173)		(1,447)

Related deferred tax assets		–		17		61		78

Net post employment liabilities		(1,103)		(154)		(112)		(1,369)

Diageo Annual Report 2005	100	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
5 Employees continued
Included in the post employment deficit before tax of £1,205 million (2004 – £1,019 million; 2003 – £1,444 million) is £93 million (2004 –£72 million; 2003 – £82 million) in respect of post employment medical benefit liabilities and £43 million (2004 – £42 million; 2003 – £44 million) in respect of other non pension post employment liabilities.
     The expected long term rates of return for equities have been determined by reference to government bond rates (minimum risk rates) in the countries in which the plans are based. To reflect the additional risks associated with equities, expected long term rates of return on equities include a risk premium of 3.25% per year as at 30 June 2005 (2004 – 3.25%; 2003 – 3%) in excess of the expected return from government bonds. These risk premiums are long term assumptions and were set after taking actuarial advice and considering the assumptions used by other FTSE 100 companies. The expected long term rates of return for other assets are determined in a similar way, i.e. by using an appropriate risk premium relative to government bonds in the relevant country.
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
     The percentages of investments at market value held by the pension plans at 30 June 2005, 30 June 2004 and 30 June 2003, analysed by category, were as follows:

			United
	United		States and
	Kingdom	Ireland	other	Total
	%	%	%	%

2005

Equities	81	71	61	77

Bonds	5	16	32	10

Property	12	12	3	11

Other	2	1	4	2

	100	100	100	100

2004

Equities	79	72	62	76

Bonds	4	15	24	9

Property	14	12	3	12

Other	3	1	11	3

	100	100	100	100

2003

Equities	85	78	54	80

Bonds	–	9	40	6

Property	14	12	2	13

Other	1	1	4	1

	100	100	100	100

Diageo Annual Report 2005	101	Notes to the consolidated financial statements

(e) Movement in (deficit)/surplus during the three years ended 30 June 2005:

			United
	United		States and
	Kingdom	Ireland	other	Total
	£ million	£ million	£ million	£ million

(Deficit)/surplus in plans at 30 June 2002	(418)	93	(123)	(448)

Exchange adjustments	–	(8)	1	(7)

Current service cost	(50)	(16)	(20)	(86)

Past service cost	(1)	(21)	(2)	(24)

Net credit/(cost) to other finance income	20	22	(6)	36

Actuarial loss	(663)	(243)	(68)	(974)

Contributions by the group	3	2	16	21

Curtailments and settlements	6	–	32	38

Deficit in plans at 30 June 2003	(1,103)	(171)	(170)	(1,444)

Exchange adjustments	–	3	12	15

Current service cost	(66)	(16)	(23)	(105)

Past service cost	(2)	(4)	1	(5)

Net (cost)/credit to other finance charges	(12)	5	(11)	(18)

Actuarial gain	351	109	40	500

Contributions by the group	5	2	22	29

Curtailments and settlements	10	(1)	–	9

Deficit in plans at 30 June 2004	(817)	(73)	(129)	(1,019)

Exchange adjustments	–	2	(6)	(4)

Current service cost	(62)	(15)	(20)	(97)

Past service cost	(2)	(10)	–	(12)

Net credit/(cost) to other finance charges	10	12	(6)	16

Actuarial loss	(39)	(153)	(52)	(244)

Contributions by the group	105	10	29	144

Curtailments and settlements	12	–	(1)	11

Deficit in plans at 30 June 2005	(793)	(227)	(185)	(1,205)

The net deficit of £1,205 million at 30 June 2005 (2004 – £1,019 million; 2003 – £1,444 million) excludes the surplus restriction of £18 million (2004 – £25 million; 2003 – £3 million) referred to in note (d).
     The group regularly consults with the trustees of the UK defined benefit pension plan about contributions that may be made in the future to the plan and it is expected that contributions in the year ending 30 June 2006 will be approximately £50 million. Contributions to other plans in the year ending 30 June 2006 are expected to be approximately £40 million.
(f) The future benefits expected to be paid by the post employment plans are as follows:

Payments due in the year ending 30 June
						2011-
	2006	2007	2008	2009	2010	2015
	£ million	£ million	£ million	£ million	£ million	£ million

United Kingdom – pension benefits	150	154	158	162	167	901

– other	2	2	2	2	2	8

Ireland – pension benefits	49	50	50	50	51	264

United States and Canada – pension benefits	33	18	19	20	20	105

– other	4	4	4	4	5	25

Other countries – pension benefits	14	14	14	14	14	69

– other	–	–	–	–	–	2

	252	242	247	252	259	1,374

(g) The Diageo pension plans are recharged with the cost of administration and professional fees paid for by the company in respect of the pension plans. The total amount recharged for the year was £9 million (2004 – £13 million; 2003 – £31 million).

Diageo Annual Report 2005	102	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
6 Associates

	2005	2004	2003
	£ million	£ million	£ million

Share of turnover	710	1,950	1,988

Share of operating costs	(525)	(1,499)	(1,510)

Share of operating profit before exceptional items	185	451	478

Share of exceptional items	–	(13)	(21)

Share of operating profit	185	438	457

Share of disposal of fixed assets	–	6	–

Share of interest payable (net)	(1)	(57)	(72)

Share of taxation	(63)	(131)	(138)

Equity minority interests	–	(1)	(1)

Dividends received by the group	(111)	(224)	(60)

Share of profits retained by associates	10	31	186

The dividends received by the group in the year ended 30 June 2005 include £41 million (2004 – £65 million; 2003 – £nil) of receipts from Moët Hennessy in respect of amounts payable to the tax authorities.
     Summarised financial information for the principal associates is presented below:
(a) Moët Hennessy During the year ended 30 June 2005, the operations of Moët Hennessy in France were conducted through a partnership in which Diageo has a 34% interest. As a partner, Diageo pays any tax due on its share of the results of the partnership to the tax authorities. During the year ended 30 June 2005, the operations of Moët Hennessy other than in France were conducted through Moët Hennessy International SA, a company in which Diageo holds 34% of the issued share capital.
     Moët Hennessy prepares its financial statements in euros to 31 December each year. From 1 January 2005, Moët Hennessy prepares its financial statements under International Financial Reporting Standards (IFRS) but, for the purposes of this disclosure, the results for the six months ended 30 June 2005 have been restated to French GAAP to be on a consistent basis with the comparative prior periods. Summary information for Moët Hennessy for the three years ended 30 June 2005, in each year aggregating the results for the six month period ended 31 December with that of the following six months ended 30 June, translated at £1 = €1.46 (2004 – £1 = €1.45; 2003 – £1 = €1.52), is set out below:

2005			2004		2003
	€ million	£ million	€ million	£ million	€ million	£ million

Turnover	2,385	1,634	2,217	1,529	2,131	1,402

Gross profit	1,491	1,021	1,463	1,009	1,445	951

Profit for the year	459	314	466	321	450	296

The group’s 34% share of operating profit before exceptional items of Moët Hennessy was £169 million (2004 – £176 million; 2003 – £177 million).
(b) General Mills, Inc On 23 June 2004, PS Walsh, chief executive of Diageo plc, and JMJ Keenan, a Diageo designated representative, resigned from the General Mills board. As a result, the group ceased to equity account for the results of General Mills from that date.
     General Mills prepares its financial statements in US dollars and under US GAAP to the end of May each year. Summary information for General Mills, as presented in its 2004 Form 10-K filed with the SEC for the 53 weeks ended 30 May 2004 and 52 weeks ended 25 May 2003, translated at £1 = $1.74 (2003 – £1 = $1.59), is set out below:

2004			2003
	$ million	£ million	$ million	£ million

Turnover	11,070	6,362	10,506	6,608

Gross profit	4,486	2,578	4,397	2,765

Profit for the year	1,055	606	917	577

In the year ended 30 June 2004, the group’s 21% share of operating profit before exceptional items, exceptional items and its share of the interest expense of General Mills were £258 million, £7 million and £59 million, respectively (2003 – £287 million, £18 million and £73 million).

Diageo Annual Report 2005	103	Notes to the consolidated financial statements

(c) Investment in other associates Summarised financial information, in aggregate, is presented below for all of the group’s investments in associates other than Moët Hennessy (and General Mills in the years ended 30 June 2004 and 2003):

	2005	2004	2003
	£ million	£ million	£ million

Turnover	460	402	335

Operating profit	64	63	50

Profit for the year	43	51	37

(d) Other information Group turnover includes sales to associates of £7 million (2004 – £11 million; 2003 – £15 million) and operating costs include purchases from associates of £18 million (2004 – £19 million; 2003 – £18 million).
7 Exceptional items
In the three years ended 30 June 2005, the following exceptional items were incurred:

	2005	2004	2003
	£ million	£ million	£ million

Operating items (note (i))	(208)	(40)	(168)

Share of associates’ profits (note (ii))	–	(13)	(21)

Disposal of fixed assets (note (iii))	(19)	(35)	(43)

Sale of businesses (note (iv))	46	(10)	(1,254)

	181	(98)	(1,486)

(i) Operating items

Continuing operations

Seagram integration (a)	(30)	(40)	(177)

Thalidomide Trust (b)	(149)	–	–

Park Royal brewery accelerated depreciation (c)	(29)	–	–

Guinness UDV integration (d)	–	–	(48)

Bass distribution rights (e)	–	–	57

	(208)	(40)	(168)

(a) Costs of £30 million (2004 – £40 million; 2003 – £177 million) were incurred on the integration of the acquired Seagram spirits and wine businesses. It is anticipated that, as a result of the charges in the four years ended 30 June 2005, a total of 2,350 jobs will be lost, of which some 2,330 had been terminated by 30 June 2005. No further exceptional costs will be charged to the profit and loss account on this integration.
     An analysis of the movement in the Seagram integration liability is as follows:

		Charged to			Charged to			Charged to
		profit and			profit and			profit and
		loss account			loss account			loss account
	Liability at	in year		Liability at	in year		Liability at	in year		Liability at
	30 June	ended	Cash	30 June	ended	Cash	30 June	ended	Cash	30 June
	2002	30 June 2003	payments	2003	30 June 2004	payments	2004	30 June 2005	payments	2005
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Employee related	39	43	(56)	26	8	(26)	8	5	(5)	8

Distributor rationalisation	1	57	(37)	21	8	(28)	1	–	(1)	–

Lease terminations	5	6	(3)	8	–	(4)	4	4	(6)	2

Legal and professional	6	7	(7)	6	6	(2)	10	2	(5)	7

Other	7	38	(40)	5	14	(14)	5	17	(19)	3

	58	151	(143)	66	36	(74)	28	28	(36)	20

Asset write downs		26			4			2

		177			40			30

During the year ended 30 June 2003, Diageo and Pernod Ricard finalised their arrangements for the sharing of restructuring charges in connection with the acquisition of the Seagram spirits and wine businesses. ’Asset write downs’ charged to the profit and loss account in the year ended 30 June 2003 included £19 million in respect of costs incurred by the group and originally expected to be recovered from Pernod Ricard. These costs were principally employee related and include £6 million paid for by Diageo in the year ended 30 June 2003. The charge for the year ended 30 June 2005 was principally in respect of Diageo North America.

Diageo Annual Report 2005	104	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
7 Exceptional items continued
(b) Exceptional operating costs include a charge of £149 million in respect of payments to the Thalidomide Trust. Diageo currently makes an annual payment of £2.8 million to the Trust, although in the year ended 30 June 2005 an additional contribution of £4.4 million was made. Based on the current negotiations, it is expected that the future annual payment will increase to around £6.5 million per annum. This amount will be index-linked and is expected to be a final settlement payable over the period to 2037. Provision has been made for the discounted value of these payments.
(c) The charge for accelerated depreciation of the Park Royal brewery of £29 million relates to the closure of that facility in June 2005. The original announcement of this closure was in April 2004.
(d) In the three years ended 30 June 2003, costs were incurred on the integration of the Guinness UDV spirits, wine and beer businesses. As a result of the charges to exceptional items, approximately 750 jobs were lost, all of which had been terminated by 30 June 2005.
     An analysis of the movement in the Guinness UDV integration liability is as follows:

	Liability at	Cash	Liability at
	30 June 2004	payments	30 June 2005
	£ million	£ million	£ million

Employee related	4	(4)	–

Legal and professional	2	(1)	1

Other	1	–	1

	7	(5)	2

(e) Effective from 30 June 2003, the group relinquished its rights to distribute Bass Ale in the United States, resulting in an exceptional gain before taxes of £57 million.
(ii) Share of associates’ profits In the year ended 30 June 2004, restructuring costs of £7 million (2003 – £18 million) were incurred by General Mills following the acquisition of the Pillsbury business and £6 million (2003 – £3 million) was charged in respect of Moët Hennessy.
(iii) Disposal of fixed assets Disposal of fixed assets includes a £26 million loss (after charging goodwill previously written off to reserves of £247 million) in respect of the sale of 49.9 million shares in General Mills and the transfer of a further 4 million shares in General Mills to the Diageo UK pension fund. It also includes gains of £7 million (2004 – £nil; 2003 – losses of £2 million) on the disposal of tangible fixed assets. In addition, in the year ended 30 June 2004 there was a charge of £41 million (2003 – £41 million) in respect of the dilution of the investment in General Mills, following the issue of additional shares by General Mills and a £6 million (2003 – £nil) share of a gain on the disposal of tangible assets from associates.
(iv) Sale of businesses

	2005	2004	2003
	£ million	£ million	£ million

Continuing operations	(7)	(13)	16

Discontinued operations

Burger King (a)	53	(26)	(1,441)

Pillsbury (b)	–	29	171

	53	3	(1,270)

Gain/(loss) on sale of businesses	46	(10)	(1,254)

(a) The gain of £53 million represents the release of provisions held in respect of the refinancing of Burger King on a stand-alone basis. Burger King refinanced its credit facilities on 13 July 2005 and repaid in full the subordinated debt and associated interest of $267 million. The charge of £26 million in the year ended 30 June 2004 related to an increase in the refinancing provision of £38 million and a £12 million reduction in provisions made against Burger King franchisee loan financing arrangements.
     Burger King was sold on 13 December 2002 for $1.5 billion (£0.9 billion). The sale generated a loss before taxes of £1,441 million after writing back goodwill previously written off to reserves of £673 million.
(b) On 18 June 2004, International Multifoods Corporation was acquired by The JM Smucker Company, as a result of which the provision being carried in respect of $200 million (£112 million) of debt guaranteed by Diageo was reviewed and revised. An exceptional gain of £29 million was recognised in respect of this revision in the year ended 30 June 2004. The gain on the disposal of Pillsbury in the year ended 30 June 2003 primarily represents additional consideration that the company received from General Mills in connection with the disposal.
(c) The net loss from the sale of businesses was after charging goodwill previously written off, attributable to the businesses sold, of £nil (2004 – £13 million; 2003 – £682 million) of which in 2003, £673 million arose on the disposal of Burger King.

Diageo Annual Report 2005	105	Notes to the consolidated financial statements

8 Finance charges

	2005	2004	2003
	£ million	£ million	£ million

(i) Interest payable (net)

On bank loans and overdrafts	(15)	(10)	(21)

On all other borrowings	(256)	(359)	(495)

Share of net interest payable by associates	(1)	(57)	(72)

	(272)	(426)	(588)

Less: Interest receivable	121	155	243

	(151)	(271)	(345)

(ii) Other finance income/(charges)

Interest on post employment plan liabilities	(268)	(254)	(261)

Expected return on post employment plan assets	284	236	297

Net finance income/(charges) in respect of post employment plans	16	(18)	36

Unwinding of discounts on debtors and provisions	(8)	(6)	(6)

	8	(24)	30

9 Taxation
(i) Analysis of taxation charge in the year

2005				2004
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Current tax

UK corporation tax payable at 30% (2004 – 30%)	62	(16)	46	45	1	46

Less: Double taxation relief	(3)	–	(3)	(18)	–	(18)

	59	(16)	43	27	1	28

Overseas corporate taxation	274	(14)	260	283	(16)	267

Share of taxes on associates’ profits	63	–	63	134	(3)	131

Adjustments in respect of prior periods	(15)	(32)	(47)	(43)	(16)	(59)

Total current tax	381	(62)	319	401	(34)	367

Deferred tax (note 21)

United Kingdom	(6)	(36)	(42)	(12)	–	(12)

Overseas	83	–	83	73	–	73

Adjustments in respect of prior periods	23	–	23	55	4	59

Total deferred tax	100	(36)	64	116	4	120

Taxation on profit on ordinary activities	481	(98)	383	517	(30)	487

Diageo Annual Report 2005	106	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
9 Taxation continued

2003
	Before
	exceptional	Exceptional
	items	items	Total
	£ million	£ million	£ million

Current tax

UK corporation tax payable at 30%	21	(11)	10

Less: Double taxation relief	–	–	–

	21	(11)	10

Overseas corporate taxation	330	(32)	298

Share of taxes on associates’ profits	145	(7)	138

Adjustments in respect of prior periods	17	4	21

Total current tax	513	(46)	467

Deferred tax

United Kingdom	(23)	(4)	(27)

Overseas	28	(8)	20

Adjustments in respect of prior periods	25	6	31

Total deferred tax	30	(6)	24

Taxation on profit on ordinary activities	543	(52)	491

Included in adjustments in respect of prior periods for current tax is a UK charge of £55 million (2004 – charge of £12 million; 2003 – credit of £42 million) and an overseas credit for tax of £102 million (2004 – credit of £71 million; 2003 – charge of £63 million).
(ii) Factors affecting tax charge for the year

2005				2004
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Profit on ordinary activities before taxation	2,003	(181)	1,822	2,067	(98)	1,969

Notional charge at UK corporation tax rate of 30%	601	(54)	547	620	(29)	591

Differences in effective overseas tax rates	(39)	4	(35)	(45)	(5)	(50)

Differences in effective tax rates on associates’ profits	8	–	8	16	(3)	13

Depreciation less than capital allowances	(13)	–	(13)	(14)	–	(14)

Intangible amortisation	(187)	–	(187)	(165)	–	(165)

Timing differences	(15)	36	21	11	–	11

Permanent differences – items not chargeable	(8)	(28)	(36)	(41)	–	(41)

– items not deductible	49	12	61	62	19	81

Adjustments in respect of prior periods	(15)	(32)	(47)	(43)	(16)	(59)

Current ordinary tax charge for the year	381	(62)	319	401	(34)	367

Differences in effective overseas tax rates	10	–	10	15	–	15

Depreciation less than capital allowances	13	–	13	14	–	14

Intangible amortisation	39	–	39	43	–	43

Timing differences	15	(36)	(21)	(11)	–	(11)

Adjustments in respect of prior periods	23	–	23	55	4	59

Tax charge for the year	481	(98)	383	517	(30)	487

Diageo Annual Report 2005	107	Notes to the consolidated financial statements

2003
	Before
	exceptional	Exceptional
	items	items	Total
	£ million	£ million	£ million

Profit on ordinary activities before taxation	2,118	(1,486)	632

Notional charge at UK corporation tax rate of 30%	635	(446)	189

Differences in effective overseas tax rates	(18)	(12)	(30)

Differences in effective tax rates on associates’ profits	6	–	6

Depreciation in excess of capital allowances	27	–	27

Intangible amortisation	(130)	–	(130)

Timing differences	(16)	9	(7)

Permanent differences – items not chargeable	(54)	–	(54)

– items not deductible	46	399	445

Adjustments in respect of prior periods	17	4	21

Current ordinary tax charge for the year	513	(46)	467

Differences in effective overseas tax rates	–	(3)	(3)

Depreciation in excess of capital allowances	(27)	–	(27)

Intangible amortisation	–	–	–

Timing differences	32	(9)	23

Adjustments in respect of prior periods	25	6	31

Tax charge for the year	543	(52)	491

(iii) Factors that may affect future tax charges Deferred tax assets where realisation does not meet the more likely than not criterion, have not been recognised.
     No provision has been made for deferred tax on gains recognised on revaluing property or intangible assets or on the sale of properties or intangible assets where potentially taxable gains have been rolled over into replacement assets. The total amount unprovided is £39 million (2004 – £36 million; 2003 – £21 million). Such tax would become payable only if the property or intangible asset was sold without it being possible to claim further rollover relief and this is not expected to occur in the foreseeable future.
     No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, as earnings are re-invested by the group and no tax is expected to be payable on them in the foreseeable future. It is not considered practicable to calculate the amounts involved.
(iv) Material tax provisions The material tax provisions are discussed below.
     Over the past 10 years the group has undergone significant restructuring involving the acquisition and disposal of material businesses and the transfer of businesses intra group. As a consequence of this restructuring, a number of potential tax exposures have arisen, principally in relation to the tax basis of the assets involved in such transactions. The group has a provision of £318 million for these exposures.
     In addition, as the group operates throughout the world it faces a number of potential transfer pricing issues in many jurisdictions relating to goods, services and financing. The issues are often complex and can take many years to resolve. The total provision contained in the financial statements in respect of transfer pricing issues is £192 million. Of the remaining tax exposures, the group does not expect material additional losses.
     The UK is party to various double tax treaties with foreign jurisdictions which enable Diageo’s revenues and capital gains to escape a double tax charge to both UK and foreign jurisdiction tax. If any of these double tax treaties should be withdrawn or amended, or should any member of the Diageo group become involved in taxation disputes with any tax authority, such withdrawal, amendment or a negative outcome of such disputes could have a material adverse effect on Diageo’s financial condition and results of operations.

Diageo Annual Report 2005	108	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
10 Dividends

	2005	2004	2003
	£ million	£ million	£ million

Interim

11.35 pence per share (2004 – 10.6 pence; 2003 – 9.9 pence)	336	320	304

Proposed final

18.20 pence per share (2004 – 17.0 pence; 2003 – 15.7 pence)	530	513	482

	866	833	786

11 Earnings per share

2005			2004		2003
	Earnings	Shares	Earnings	Shares	Earnings	Shares
	£ million	million	£ million	million	£ million	million

Basic (profit/weighted average number of shares)	1,375	2,972	1,392	3,030	50	3,113

Adjustments – potential employee share issues	–	1	–	1	–	1

Diluted	1,375	2,973	1,392	3,031	50	3,114

The weighted average number of shares excludes shares held by the share trusts. Adjusted basic and diluted earnings per share are also presented on the face of the profit and loss account, calculated by reference to earnings before the £83 million charge (2004 – £68 million charge; 2003 – £1,434 million charge) in respect of exceptional items and the related tax, since the directors consider that this gives a useful additional indication of underlying performance.
12 Fixed assets – intangible assets

			Other
	Brands	Goodwill	intangibles	Total
	£ million	£ million	£ million	£ million

Cost

At 30 June 2004	3,945	35	61	4,041

Exchange adjustments	100	2	1	103

Additions	97	57	–	154

Disposals	–	(5)	–	(5)

At 30 June 2005	4,142	89	62	4,293

Amortisation

At 30 June 2004	–	9	20	29

Provided during the year	–	3	4	7

Impairment charge	–	5	–	5

At 30 June 2004	–	17	24	41

Net book value

At 30 June 2005	4,142	72	38	4,252

At 30 June 2004	3,945	26	41	4,012

Brands are stated at fair value on acquisition. Capitalised brands are regarded as having indefinite useful economic lives and have not been amortised. These brands are protected in all of the major markets where they are sold by trademarks, which are renewable indefinitely. There are not believed to be any legal, regulatory or contractual provisions that limit the useful life. The nature of the premium drinks industry is that obsolescence is not a common issue, with indefinite brand lives being commonplace and Diageo has a number of brands that were originally created more than 100 years ago. Accordingly the directors believe that it is appropriate that the brands are treated as having indefinite lives for accounting purposes. An annual review is carried out by the directors to consider whether any brand has suffered an impairment in value. The principal acquired brands included above are Johnnie Walker, Smirnoff, Crown Royal, Captain Morgan and Windsor Premier.

Diageo Annual Report 2005	109	Notes to the consolidated financial statements

13 Fixed assets – tangible assets

				Assets in
	Land and	Plant and	Fixtures and	course of
	buildings	machinery	fittings	construction	Total
	£ million	£ million	£ million	£ million	£ million

Cost or valuation

At 30 June 2004	907	1,645	249	174	2,975

Exchange adjustments	10	32	4	2	48

Additions	65	138	27	132	362

Disposals	(51)	(238)	(60)	(7)	(356)

Transfers	7	49	34	(90)	–

At 30 June 2005	938	1,626	254	211	3,029

Depreciation

At 30 June 2004	135	720	144	–	999

Exchange adjustments	2	13	2	–	17

Provided during the year	31	137	44	–	212

Exceptional accelerated depreciation	11	18	–	–	29

Disposals	(39)	(230)	(56)	–	(325)

At 30 June 2005	140	658	134	–	932

Net book value

At 30 June 2005	798	968	120	211	2,097

At 30 June 2004	772	925	105	174	1,976

(a) The net book value of land and buildings comprises freeholds of £783 million (2004 – £754 million), long leaseholds of £13 million (2004 – £18 million) and short leaseholds of £2 million (2004 – £nil). Depreciation was not charged on £223 million (2004 – £199 million) of land.
(b) Included in the total net book value of tangible assets is £1 million (2004 – £1 million) in respect of assets held under finance leases; depreciation for the year on these assets was £nil (2004 – £nil).
(c) The total at cost or valuation for land and buildings comprises: £408 million (2004 – £426 million) at 1992 professional valuation; £74 million (2004 – £75 million) at 1988 professional valuation; and £456 million (2004 – £406 million) at cost. The professional valuations were made on an open market existing use basis except for specialised properties which were valued on a depreciated replacement cost basis.
(d) The historical cost of land and buildings, i.e. the original cost to the group of all land and buildings, was £827 million (2004 – £794 million) and the related accumulated depreciation was £140 million (2004 – £135 million).
14 Fixed assets – investments

Investment in associates				Other investments and loans
	Moët	Other		General	Other			Total
	Hennessy	associates	Total	Mills	investments	Loans	Total	investments
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Cost

At 30 June 2004	1,142	122	1,264	1,587	23	178	1,788	3,052

Exchange adjustments	17	4	21	31	–	3	34	55

Additions	–	2	2	–	8	25	33	35

Share of retained profits	56	(5)	51	–	–	–	–	51

Disposals and other	–	(3)	(3)	(1,110)	(3)	(7)	(1,120)	(1,123)

At 30 June 2005	1,215	120	1,335	508	28	199	735	2,070

Provisions

At 30 June 2004 and 30 June 2005	1	–	1	–	10	6	16	17

Net book value

At 30 June 2005	1,214	120	1,334	508	18	193	719	2,053

At 30 June 2004	1,141	122	1,263	1,587	13	172	1,772	3,035

Investment in associates comprises the cost of shares, less goodwill written off on acquisitions prior to 1 July 1998, of £934 million (2004 –£917 million) plus the group’s share of post acquisition reserves of £400 million (2004 – £346 million).

Diageo Annual Report 2005	110	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
14 Fixed assets – investments continued
(a) Moët Hennessy Moët Hennessy prepares its financial statements in euros to 31 December each year. From 1 January 2005, these financial statements are prepared under International Financial Reporting Standards. For the purposes of this disclosure, the results for the six months ended 30 June 2005 have been restated to French GAAP to be on a consistent basis with the comparative prior period. A summary of Moët Hennessy’s consolidated balance sheet as at 30 June 2005 and 30 June 2004, translated at £1 = €1.48 (2004 – £1 = €1.49), is set out below:

2005			2004
	€ million	£ million	€ million	£ million

Fixed assets	1,921	1,298	1,442	968

Current assets	3,736	2,524	3,971	2,665

Creditors – due within one year	(1,306)	(882)	(1,348)	(905)

Creditors – due after one year	(333)	(225)	(313)	(210)

Net assets before minority interests	4,018	2,715	3,752	2,518

Minority interests	(15)	(10)	(19)	(13)

Net assets after minority interests	4,003	2,705	3,733	2,505

The 34% net investment in Moët Hennessy has been accounted for by aggregating the group’s share of the net assets of Moët Hennessy with fair value adjustments principally in respect of Moët Hennessy’s brands on acquisition.
(b) Investment in other associates The table below analyses and aggregates the group’s share of the net assets of associates other than Moët Hennessy:

	2005	2004
	£ million	£ million

Fixed assets	94	86

Current assets	63	85

Creditors – due within one year	(27)	(35)

Creditors – due after one year	(10)	(14)

Net assets	120	122

(c) General Mills, Inc Included in investments is the group’s holding of 25 million shares in General Mills. At 30 June 2004, the group held 79 million shares. General Mills prepares its financial statements in US dollars and under US GAAP to the end of May each year. The group equity accounted for General Mills until 23 June 2004 and, accordingly, a summary of General Mills’ consolidated balance sheet as at 30 May 2004, as presented in its Form 10-K filed with the SEC, translated at £1 = $1.82, is set out below:

30 May 2004
	$ million	£ million

Fixed assets

Intangible assets	10,325	5,673

Other fixed assets	4,908	2,697

Current assets

Cash	751	412

Other current assets	2,464	1,354

Creditors – due within one year

Borrowings	(816)	(448)

Other creditors	(1,941)	(1,066)

Creditors – due after one year

Borrowings	(7,410)	(4,071)

Other creditors	(2,734)	(1,503)

Net assets before minority interests	5,547	3,048

Minority interests	(299)	(164)

Net assets after minority interests	5,248	2,884

Diageo Annual Report 2005	111	Notes to the consolidated financial statements

On 23 June 2004, PS Walsh and JMJ Keenan resigned from the General Mills board. From that date Diageo no longer has significant influence over General Mills and accordingly the investment in General Mills has been reclassified as a fixed asset investment rather than equity accounted as an associate. In the year ended 30 June 2005, Diageo has only recognised the dividends received from General Mills in its profit and loss account.
     At 30 June 2005, General Mills’ share price was $46.79 (£26.14) valuing the group’s interest at $1,174 million (£656 million). Diageo has sold call options to General Mills over the remaining 25 million shares and subsequent to the year end has purchased a put option over those shares (see note 33).
(d) Loans Included within loans at 30 June 2005 was £148 million ($266 million) (2004 – £128 million ($233 million)) receivable in respect of the disposal of Burger King. The loan earned interest at 9%, which was rolled up until the loan and associated interest were repaid in full when Burger King refinanced its credit facilities on 13 July 2005 (see note 29).
15 Stocks

	2005	2004
	£ million	£ million

Raw materials and consumables	233	189

Work in progress	19	11

Maturing stocks	1,558	1,499

Finished goods and goods for resale	525	477

	2,335	2,176

Stocks are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2005	2004	2003
	£ million	£ million	£ million

Balance at beginning of the year	49	50	51

Exchange adjustments	(1)	(4)	(1)

Profit and loss account movements	5	10	4

Acquisitions	–	–	13

Written off	(8)	(7)	(17)

	45	49	50

16 Debtors

2005			2004
	Due within	Due after	Due within	Due after
	one year	one year	one year	one year
	£ million	£ million	£ million	£ million

Trade debtors	1,242	2	1,134	14

Amounts owed by associates	–	–	2	–

Other debtors	233	33	145	118

Prepayments and accrued income	122	9	115	12

Deferred taxation (note 21)	65	24	177	5

ACT recoverable	2	–	–	2

	1,664	68	1,573	151

Debtors are disclosed net of provisions for bad and doubtful debts, an analysis of which is as follows:

	2005	2004	2003
	£ million	£ million	£ million

Balance at beginning of the year	94	163	120

Exchange adjustments	3	(10)	(6)

Profit and loss account movements	13	(3)	80

Disposals	(32)	(45)	(30)

Written off	(10)	(11)	(1)

	68	94	163

Diageo Annual Report 2005	112	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
17 Net borrowings

	At 30 June	Cash	Non-cash	Exchange	At 30 June
	2004	flow	items	adjustments	2005
	£ million	£ million	£ million	£ million	£ million

Analysis of net borrowings

Cash and overdrafts

Cash at bank and liquid resources	1,167	(276)	–	(74)	817

Less: Bank deposits reclassified to liquid resources	(760)	369	–	60	(331)

Overdrafts	(74)	12	–	4	(58)

	333	105	–	(10)	428

Borrowings excluding overdrafts

Borrowings due within one year	(1,927)	1,181	(46)	(19)	(811)

Borrowings due after one year	(3,316)	(435)	137	(63)	(3,677)

Interest rate and foreign currency swaps	6	11	–	15	32

	(5,237)	757	91	(67)	(4,456)

Liquid resources

Bank deposits reclassified from cash at bank and liquid resources	760	(369)	–	(60)	331

Net borrowings	(4,144)	493	91	(137)	(3,697)

	At 30 June	Cash	Non-cash	Exchange	At 30 June
	2003	flow	items	adjustments	2004
	£ million	£ million	£ million	£ million	£ million

Cash and overdrafts

Cash at bank and liquid resources	1,191	59	–	(83)	1,167

Less: Bank deposits reclassified to liquid resources	(730)	(98)	–	68	(760)

Overdrafts	(83)	4	–	5	(74)

	378	(35)	–	(10)	333

Borrowings excluding overdrafts

Borrowings due within one year	(3,480)	1,949	(600)	204	(1,927)

Borrowings due after one year	(2,981)	(1,190)	619	236	(3,316)

Interest rate and foreign currency swaps	484	(513)	26	9	6

Net obligations under finance leases	(1)	1	–	–	–

	(5,978)	247	45	449	(5,237)

Liquid resources

Bank deposits reclassified from cash at bank and liquid resources	730	98	–	(68)	760

Net borrowings	(4,870)	310	45	371	(4,144)

£54 million (2004 – £135 million; 2003 – £13 million) of net borrowings due after one year and £46 million (2004 – £55 million; 2003 – £204 million) of net borrowings due within one year were secured on assets of the group.
     The interest rate swaps included in net borrowings in 2003 comprised interest accruals on swaps related to zero coupon bonds which matured in 2004. The foreign currency swaps comprise the net amount from the translation of the group’s foreign currency swap principal amounts. The interest rate and foreign currency swaps are included in other debtors. Liquid resources represent amounts placed with financial institutions which require notice of withdrawal of more than 24 hours in order to avoid an interest penalty, and amounts placed with government agencies.

Diageo Annual Report 2005	113	Notes to the consolidated financial statements

		Year end
		interest rates	2005	2004
	Currency	%	£ million	£ million

Borrowings excluding overdrafts

Commercial paper	US dollar	Various	458	377

Guaranteed yankee notes 2004	US dollar	7.125	–	110

Guaranteed yankee bonds 2005	US dollar	6.125	279	274

Guaranteed bonds 2005	Sterling	9.0	–	200

Guaranteed bonds 2006	US dollar	3.0	279	275

Guaranteed bonds 2007	US dollar	3.5	557	547

Guaranteed bonds 2008	US dollar	3.375	555	545

Guaranteed bonds 2010	US dollar	4.375	418	–

Guaranteed bonds 2011	US dollar	3.875	277	272

Guaranteed notes 2005/2035	US dollar	7.45	225	220

Guaranteed debentures 2011	US dollar	9.0	166	164

Guaranteed debentures 2022	US dollar	8.0	167	163

Medium term notes	US dollar	Various	390	384

Medium term notes	Euro	Various	540	535

Guaranteed bond 2005/2051	Sterling	7.69	–	500

Preferred securities	US dollar	5.66-5.86	–	412

Interest rate and foreign currency swaps	Various	Various	(32)	(6)

Bank loans and others	Various	Various	177	265

Total			4,456	5,237

The interest rates shown in the table are those contracted on the underlying borrowings before taking into account any interest rate protection (see note 18). The effective interest rate for the year, based on average net borrowings was 4.1% excluding associate interest (2004 – 4.7%). The above loans are stated net of unamortised finance costs of £14 million (2004 – £14 million).
     The weighted average interest rate for short term borrowings, before interest rate protection, at 30 June 2005 was 5.2% (2004 – 5.4%; 2003 – 3.3%).
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
     The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign currency net assets by holding net borrowings in foreign currencies and by using foreign currency swaps and cross currency interest rate swaps. During the year ended 30 June 2005, the group’s policy was to hedge currency exposure on its net assets before net borrowings at approximately the following percentages – 90% for US dollars, 90% for euros and 50% for other significant currencies where a liquid foreign exchange market exists. This policy leaves the remaining part of the group’s net assets before net borrowings subject to currency movements. Exchange differences arising on the retranslation of foreign currency net borrowings and foreign exchange swaps are recognised in the statement of total recognised gains and losses to match exchange differences on foreign equity investments, in accordance with SSAP 20.
     For currencies in which there is an active market, the group seeks to hedge between 80% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using forward foreign currency exchange contracts. The gain or loss on the hedge is recognised at the same time as the underlying transaction.

Diageo Annual Report 2005	114	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
18 Financial instruments and risk management continued
At 30 June 2005, as a result of the transaction and translation exposure cover outlined above, the group had the following outstanding gross foreign exchange contracts:

Foreign currency amount				Percentage of total
	Purchase	Sell	Total	US dollar	Euro	Maturity
	£ million	£ million	£ million	%	%	Year

Transaction	511	1,793	2,304	50	37	2005-2007

Translation	4,723	5,280	10,003	75	17	2005-2006

At 30 June 2004, as a result of the transaction and translation exposure cover outlined above, the group had the following outstanding gross foreign exchange contracts:

Foreign currency amount				Percentage of total
	Purchase	Sell	Total	US dollar	Euro	Maturity
	£ million	£ million	£ million	%	%	Year

Transaction	325	1,249	1,574	47	32	2004-2006

Translation	2,607	3,819	6,426	73	17	2004-2005

At 30 June 2005, there were no material monetary assets or liabilities in currencies other than the functional currencies of group companies, having taken into account the effect of forward contracts and other derivative financial instruments that have been utilised to match foreign currency exposure.
(ii) Interest rate risk management The group has an exposure to interest rate risk and is most vulnerable to changes in US dollar, sterling and euro interest rates. To manage interest rate risk, the group manages its proportion of fixed to variable rate borrowings within limits approved by the board, primarily through issuing long term fixed rate bonds, medium term notes and fixed and floating rate commercial paper, and by utilising interest rate swaps, cross currency interest rate swaps and swaptions. The profile of fixed rate to floating rate net borrowings is maintained according to a duration measure that is equivalent to an approximate 50% fixed and 50% floating amortising profile. The number of years within the amortising profile depends on a template approved by the board. The floating element of US dollar borrowing is partly protected using interest rate collars although, following a policy review in 2002, interest rate collars are no longer being transacted and the existing collars are reducing as individual instruments reach maturity. Remaining interest rate collars as at 30 June 2005 will take up to approximately one year to expire. In addition, where appropriate, the group may use forward rate agreements to manage short term interest rate exposures. Swaps, swaptions, forward rate agreements and collars are accounted for as hedges. Such management serves to increase the accuracy of the business planning process.
     The foreign currency swaps, in the table below, adjust the currency basis of borrowings as part of the group’s policy to hedge its exposure to fluctuations on translation into sterling of its foreign currency net assets (see (i) above).The foreign currency swaps are short term in nature and therefore have a floating interest rate basis. They are shown after taking account of euro fixed interest rate swaps which convert £226 million (2004 – £426 million) of euro floating rate financial liabilities arising from foreign currency swaps into euro fixed rate financial liabilities.
     At 30 June 2005, after taking account of interest rate swaps, cross currency interest rate swaps and forward rate agreements, the currency and interest rate profile of the financial liabilities and assets of the group was as follows:

								Fixed	Interest
								rate	free
					Impact of		Weighted	weighted	weighted
					foreign		average	average	average
	Floating	Fixed	Interest		currency		fixed	time to	time to
	rate	rate	free	Sub-total	swaps	Total	rate	maturity	maturity
	£ million	£ million	£ million	£ million	£ million	£ million	%	Years	Years

Financial liabilities:

US dollar	(2,797)	(1,111)	(71)	(3,979)	663	(3,316)	4.9	7.4	2.9

Euro	(199)	(563)	(9)	(771)	(535)	(1,306)	4.1	2.6	2.4

Sterling	(45)	–	(203)	(248)	589	341	–	–	10.5

Other	(123)	(37)	(6)	(166)	(459)	(625)	7.5	3.7	4.9

	(3,164)	(1,711)	(289)	(5,164)	258	(4,906)	4.7	5.7	8.2

Financial assets:

US dollar	274	–	671	945	–	945	–	–	–

Euro	14	–	22	36	–	36	–	–	–

Sterling	343	4	2	349	–	349	3.0	5.0	–

Other	250	–	11	261	–	261	–	–	–

	881	4	706	1,591	–	1,591	3.0	5.0	–

Net financial (liabilities)/assets	(2,283)	(1,707)	417	(3,573)	258	(3,315)	4.7	5.7	8.2

Diageo Annual Report 2005	115	Notes to the consolidated financial statements

At 30 June 2004, after taking account of interest rate swaps, cross currency interest rate swaps and forward rate agreements, the currency and interest rate profile of the financial liabilities and assets of the group was as follows:

								Fixed	Interest
								rate	free
					Impact of		Weighted	weighted	weighted
					foreign		average	average	average
	Floating	Fixed	Interest		currency		fixed	time to	time to
	rate	rate	free	Sub-total	swaps	Total	rate	maturity	maturity
	£ million	£ million	£ million	£ million	£ million	£ million	%	Years	Years

Financial liabilities:

US dollar	(1,737)	(2,198)	(171)	(4,106)	(366)	(4,472)	4.8	3.4	3.6

Euro	(199)	(760)	(11)	(970)	(184)	(1,154)	4.4	2.8	2.8

Sterling	(737)	–	(114)	(851)	1,217	366	–	–	3.5

Other	(106)	(18)	(6)	(130)	(235)	(365)	8.8	3.2	4.9

	(2,779)	(2,976)	(302)	(6,057)	432	(5,625)	4.7	3.3	3.4

Guaranteed preferred securities	–	(312)	–	(312)	–	(312)	9.4	0.4	–

Financial assets:

US dollar	587	–	1,739	2,326	–	2,326	–	–	–

Euro	150	–	50	200	–	200	–	–	–

Sterling	189	4	2	195	–	195	3.0	6.0	–

Other	293	–	7	300	–	300	–	–	–

	1,219	4	1,798	3,021	–	3,021	3.0	6.0	–

Net financial (liabilities)/assets	(1,560)	(3,284)	1,496	(3,348)	432	(2,916)	5.2	3.0	3.4

Floating rate financial liabilities bear interest based on short term interbank rates (predominantly six monthly LIBOR) and commercial paper rates.
     Interest bearing financial liabilities comprise bonds, medium term notes, commercial paper issued, money market loans, repurchase and forward rate agreements, net obligations under finance leases, bank overdrafts and certain provisions. Financial liabilities on which no interest is paid consist of: provisions for liabilities and charges payable after one year in respect of employee incentive plans and provisions for business disposals of £44 million (2004 – £74 million); other creditors of £226 million (2004 – £210 million); and derivative financial instruments of £19 million (2004 – £18 million). Interest bearing financial assets comprise cash, short term liquid investments with financial institutions and certain fixed asset investments, loans and debtors. Financial assets on which no interest is paid include certain fixed asset investments, loans and long term debtors.
At 30 June 2005, the group had the following portfolio of interest rate derivative instruments:

			Weighted	Weighted
			average	average
	Receive fixed	Pay fixed	fixed	remaining	Forward
	notional	notional	interest rate	maturity	starting	Maturity
	£ million	£ million	%	Years	Year	Year

Currency instrument

US dollar:

Interest rate swaps	2,330	–	4.6	4.9	–	2005-2022

Interest rate swaps	–	274	5.4	4.0	–	2006-2013

Euro:

Interest rate swaps	–	226	4.4	1.2	–	2006-2007

Forward starting swaps	–	47	4.6	1.5	2006	2007

Diageo Annual Report 2005	116	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
18 Financial instruments and risk management continued
At 30 June 2004, the group had the following portfolio of interest rate derivative instruments:

			Weighted	Weighted
			average	average
	Receive fixed	Pay fixed	fixed	remaining	Forward
	notional	notional	interest rate	maturity	starting	Maturity
	£ million	£ million	%	Years	Year	Year

Currency instrument

US dollar:

Interest rate swaps	2,187	–	5.9	4.1	–	2004-2022

Interest rate swaps	–	1,536	5.7	2.0	–	2004-2013

Euro:

Interest rate swaps	–	359	4.9	1.5	–	2004-2007

Forward starting swaps	–	67	4.6	1.4	2005-2006	2007

Sterling:

Interest rate swaps	700	–	6.5	0.9	–	2005

In addition to the interest rate and cross currency swaps reflected in the tables above for 30 June 2005, the group has £579 million (2004 – £1,349 million) notional principal of US dollar interest rate collars which mature between 1 July 2005 and 1 July 2006 and have floors of 4.81% – 7.15% and caps of 5.89% – 7.46%.
(iii) Maturity of financial liabilities

2005					2004
	Bank loans				Bank loans
	and	Other			and	Other
	overdrafts	borrowings	Other	Total	overdrafts	borrowings	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Analysis by year of repayment:

After five years	14	945	197	1,156	34	873	109	1,016

From four to five years	20	585	25	630	20	334	17	371

From three to four years	32	337	23	392	45	1,100	17	1,162

From two to three years	10	1,121	30	1,161	24	589	22	635

From one to two years	16	597	98	711	23	274	130	427

Due after one year	92	3,585	373	4,050	146	3,170	295	3,611

Due within one year	132	705	19	856	157	1,838	19	2,014

	224	4,290	392	4,906	303	5,008	314	5,625

Other borrowings are net of interest rate and foreign currency swaps and forward rate agreements.
     The group had available undrawn committed bank facilities as follows:

	2005	2004
	£ million	£ million

Expiring within one year	631	1,044

Expiring in more than two years	1,157	714

	1,788	1,758

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

Diageo Annual Report 2005	117	Notes to the consolidated financial statements

(iv) Fair values The estimated fair values of borrowings, associated derivative financial instruments and other financial liabilities and assets at 30 June 2005 are set out below. The fair values of quoted borrowings and guaranteed preferred securities are based on year end mid-market quoted prices. The fair values of other borrowings, derivatives, financial instruments and other financial liabilities and assets are estimated using appropriate market rates prevailing at the year end by discounting the future cash flows to the net present values. These are based on rates obtained from third parties. The fair value of the group’s investment in General Mills, included in other financial assets at 30 June 2005 in the table below, is calculated using the quoted share price at 30 June 2005.

2005			2004
	Net carrying	Estimated	Net carrying	Estimated
	amount	fair value	amount	fair value
	£ million	£ million	£ million	£ million

Primary financial instruments:

Borrowings due within one year including overdrafts	(869)	(876)	(2,001)	(2,077)

Borrowings due after one year	(3,677)	(3,870)	(3,316)	(3,386)

Cash at bank and liquid resources	817	817	1,167	1,167

Guaranteed preferred securities	–	–	(312)	(320)

Derivatives – interest rate contracts:

Interest rate swaps

– positive values	9	87	18	119

– negative values	(16)	(31)	(15)	(96)

Collars	(3)	(5)	(11)	(28)

Other interest rate contracts	4	–	4	–

Derivatives – foreign exchange contracts:

Transaction

– positive values	–	22	–	53

– negative values	–	(45)	–	(15)

Balance sheet translation

– positive values	150	150	48	48

– negative values	(113)	(112)	(31)	(29)

Derivatives – other:

General Mills options (see below)	(53)	(8)	(63)	(41)

Other:

Other financial liabilities	(392)	(392)	(295)	(295)

Other financial assets	774	922	1,836	2,372

In October 2002, Diageo sold call options to General Mills giving General Mills the option to purchase 29 million of General Mills’ shares held by Diageo, subject to certain limitations. On 4 October 2004, 4 million of the shares over which the options are exercisable, were transferred to the group’s UK pension fund, together with the relevant portion of the options. The call options have a strike price of $51.56 and expire in October 2005. The estimated fair value of the call options over the remaining 25 million General Mills shares held by Diageo at 30 June 2005 was £8 million ($13 million). The premium of $77 million received in respect of the remaining options was deferred and is included in accruals and deferred income in other creditors. The estimated fair value of the call options was derived using a Black Scholes model using market volatility, share price and interest rates as at 30 June 2005. It is estimated that a 5% increase in the share price of General Mills would increase the negative fair value by £9 million.
     The difference between net carrying amount and estimated fair value reflects unrealised gains or losses inherent in the instruments based on valuations at 30 June 2005. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

Diageo Annual Report 2005	118	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
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

Unrecognised				Deferred
	Gains	Losses	Total	Gains	Losses	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Gains and losses:

On hedges at 30 June 2004	153	(89)	64	4	(8)	(4)

Arising in previous years recognised during 2005	47	(8)	39	2	(2)	–

On hedges at 30 June 2005	145	(61)	84	3	(7)	(4)

Of which gains/(losses) expected to be recognised in:

– year ending 30 June 2006	24	(36)	(12)	3	(7)	(4)

– year ending 30 June 2007 or later	121	(25)	96	–	–	–

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
     Cash at bank and liquid resources principally comprise money market deposits, commercial paper and investments. The investments are with counterparties having strong credit ratings. At 30 June 2005, approximately 15% and 42% of the group’s cash at bank and liquid resources of £817 million were invested with United Kingdom and United States based counterparties, respectively.
     At 30 June 2005, approximately 16% and 23% of the group’s trade debtors of £1,244 million were due from United Kingdom and United States based counterparties, respectively.
19 Other creditors

2005			2004
	Due within	Due after	Due within	Due after
	one year	one year	one year	one year
	£ million	£ million	£ million	£ million

Trade creditors	465	–	439	–

Corporate taxation	777	2	805	–

Other taxation including social security	237	10	175	11

Other creditors	434	80	428	84

Ordinary dividends payable	530	–	513	–

Accruals and deferred income	740	6	662	14

	3,183	98	3,022	109

20 Provisions for liabilities and charges

		Deferred
	Disposal	taxation	Other	Total
	£ million	£ million	£ million	£ million

At 30 June 2004	73	390	246	709

Exchange adjustments	(1)	(13)	4	(10)

Profit and loss account release	(48)	(43)	(11)	(102)

Utilised and other movements	(2)	–	128	126

At 30 June 2005	22	334	367	723

(a) Disposal provisions were £22 million arising from commitments in respect of businesses sold. These provisions will predominantly be utilised within the next few years.
(b) Deferred taxation was £334 million (see note 21).
(c) Other provisions were £367 million, including: £32 million (2004 – £37 million) in respect of vacant properties; £113 million (2004 – £107 million) in respect of onerous contracts accounted for on acquisitions; and £145 million (2004 – £nil) in respect of the discounted value of commitments to the Thalidomide Trust. The vacant property provision is based on the estimated discounted rental shortfall over the terms of the leases. The principal onerous contract provision was established in February 2002 and will be utilised over the 10 year duration of the contract. The Thalidomide Trust provision will be utilised over the period of the commitment, up to 2037.

Diageo Annual Report 2005	119	Notes to the consolidated financial statements

21 Deferred taxation

	2005	2004
	£ million	£ million

Accelerated depreciation	(144)	(210)

Restructuring and integration costs	8	24

Tax losses	25	26

Other timing differences	(134)	(48)

Net provision, excluding deferred tax on post employment liabilities	(245)	(208)

Post employment liabilities	321	294

Net asset	76	86

Comprising:

Deferred tax asset (note 16)	89	182

Deferred tax provision (note 20)	(334)	(390)

Deferred tax asset on post employment liabilities (note 5d)	321	294

	76	86

An analysis of the movement in the net asset is as follows:

Net asset at beginning of the year	86	18

Exchange adjustments	14	–

Deferred tax charge in profit and loss account for the year (note 9)	(64)	(120)

Acquisition of subsidiaries	8	–

Amounts credited to reserves in respect of post employment liabilities	32	188

Net asset	76	86

The net deferred tax asset/(provision) can be analysed as follows:

Current – United Kingdom	87	72

– United States and other overseas	60	126

Non-current – United Kingdom	189	168

– United States and other overseas	(260)	(280)

	76	86

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
     Included in deferred tax assets are £25 million (2004 – £26 million) in respect of losses which are carried forward and are available to reduce future tax liabilities of certain subsidiaries in a number of foreign jurisdictions. Under a US GAAP presentation, the losses comprise a deferred tax asset of £293 million (2004 – £336 million) less a valuation allowance of £268 million (2004 – £310 million). £6 million of these losses, net of valuation allowance, have expiration dates through to 2013 and £19 million can be carried forward indefinitely.

Diageo Annual Report 2005	120	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
22 Called up share capital
The authorised share capital of the company at 30 June 2005 was 5,329 million ordinary shares of 28 101/108 pence each (2004 and 2003 –5,329 million) with an aggregate nominal value of £1,542 million (2004 and 2003 – £1,542 million). The allotted and fully paid share capital was 3,050.4 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £883 million (2004 – 3,057.5 million shares, aggregate nominal value £885 million; 2003 – 3,099.6 million shares, aggregate nominal value £897 million).
     During the year, 1.3 million ordinary shares (nominal value £0.4 million) were allotted under the share option schemes for a total consideration of £6 million (2004 – 1.0 million ordinary shares, nominal value £0.3 million, consideration £4 million; 2003 – 0.8 million ordinary shares, nominal value £0.2 million, consideration £4 million).
     During the year, the company purchased, and subsequently cancelled, 8.4 million ordinary shares (nominal value £2.4 million) for a consideration including expenses of £61 million (2004 – 43.1 million ordinary shares, nominal value £12.5 million, consideration £306 million; 2003 – 116.1 million ordinary shares, nominal value £33.5 million, consideration £852 million).
     Potential issues of ordinary shares are detailed in note 31(iii).
23 Reserves attributable to equity shareholders

	Share		Capital	Profit and loss account
	premium	Revaluation	redemption	Own	Treasury			Total
	account	reserve	reserve	shares	shares	Other	Total	reserves
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 30 June 2002	1,324	129	3,012	(281)	–	(85)	(366)	4,099

Retained earnings	–	–	–	–	–	(736)	(736)	(736)

Exchange adjustments	–	(9)	–	–	–	(156)	(156)	(165)

Tax on exchange in reserves	–	–	–	–	–	(7)	(7)	(7)

Actuarial losses on post employment plans	–	–	–	–	–	(1,047)	(1,047)	(1,047)

Tax on actuarial losses on post employment plans	–	–	–	–	–	(51)	(51)	(51)

Share trust arrangements	–	–	–	(56)	–	(4)	(60)	(60)

Tax on share trust arrangements	–	–	–	–	–	4	4	4

Premiums on share issues, less expenses	3	–	–	–	–	–	–	3

Repurchase of own shares	–	–	34	–	–	(852)	(852)	(818)

Goodwill on disposals of businesses	–	–	–	–	–	682	682	682

At 30 June 2003	1,327	120	3,046	(337)	–	(2,252)	(2,589)	1,904

Retained earnings	–	–	–	–	–	559	559	559

Exchange adjustments	–	(7)	–	–	–	(120)	(120)	(127)

Tax on exchange in reserves	–	–	–	–	–	6	6	6

Actuarial gains on post employment plans	–	–	–	–	–	586	586	586

Tax on actuarial gains on post employment plans	–	–	–	–	–	149	149	149

Share trust arrangements	–	–	–	6	–	1	7	7

Premiums on share issues, less expenses	4	–	–	–	–	–	–	4

Repurchase of own shares	–	–	12	–	–	(306)	(306)	(294)

Goodwill on disposals of businesses	–	–	–	–	–	13	13	13

At 30 June 2004	1,331	113	3,058	(331)	–	(1,364)	(1,695)	2,807

Retained earnings	–	–	–	–	–	509	509	509

Exchange adjustments	–	1	–	–	–	119	119	120

Actuarial losses on post employment plans	–	–	–	–	–	(239)	(239)	(239)

Tax on actuarial losses on post employment plans	–	–	–	–	–	32	32	32

Share trust arrangements	–	–	–	(7)	–	(9)	(16)	(16)

Premiums on share issues, less expenses	6	–	–	–	–	–	–	6

Repurchase of own shares	–	–	2	–	(649)	(61)	(710)	(708)

Goodwill on disposals of businesses	–	–	–	–	–	247	247	247

Realisation of revaluation reserve	–	(3)	–	–	–	3	3	–

At 30 June 2005	1,337	111	3,060	(338)	(649)	(763)	(1,750)	2,758

Diageo Annual Report 2005	121	Notes to the consolidated financial statements

(a) Own shares At 30 June 2005, employee share trusts funded by the group held shares in the company as follows: 40.6 million ordinary shares held in respect of long term incentive plans for executive directors and senior executives; and 2.1 million ordinary shares held in respect of grants under UK, Irish and US savings-related share option schemes. The market value of these shares at 30 June 2005 was £351 million (2004 – 42.9 million ordinary shares; market value £319 million). Dividends are waived on all shares in the company owned by the employee share trusts.
(b) Treasury shares During the year ended 30 June 2005, the company purchased 86.0 million ordinary shares (nominal value £24.9 million), representing 2.8% of the issued share capital, to be held as treasury shares, for a total consideration of £649 million. These shares have not been cancelled, but are deducted from shareholders’ funds. Dividends are waived on these shares.
(c) Goodwill written off Aggregate goodwill written off against the profit and loss account, net of disposals, is £1,333 million (2004 –£1,562 million; 2003 – £1,643 million), which includes £103 million (2004 – £102 million; 2003 – £105 million) in respect of associates and £115 million (2004 – £356 million; 2003 – £400 million) in respect of the investment in General Mills.
(d) Exchange adjustments The exchange adjustments are net of losses of £137 million in respect of foreign currency net borrowings (2004 – gains of £371 million; 2003 – gains of £227 million). At 30 June 2005, £982 million (2004 – £1,102 million; 2003 – £975 million) has been charged against the profit and loss account in respect of cumulative exchange adjustments.
(e) Post employment plans

	2005	2004	2003
	£ million	£ million	£ million

Profit and loss account as per consolidated balance sheet	(1,750)	(1,695)	(2,589)

Add: Post employment net liabilities	902	750	1,369

Deficit before post employment net liabilities	(848)	(945)	(1,220)

For the year ended 30 June 2004, actuarial gains/losses on post employment plans included a gain of £110 million (2003 – loss of £87 million) in respect of associates. Tax on actuarial gains/losses on post employment plans for the year ended 30 June 2004 included a charge of £39 million (2003 – credit of £31 million) in respect of associates.
24 Movements in consolidated shareholders’ funds

	2005	2004	2003
	£ million	£ million	£ million

Profit for the year	1,375	1,392	50

Dividends	(866)	(833)	(786)

	509	559	(736)

Recognised gains and losses	(87)	614	(1,270)

New share capital issued	6	4	4

(Acquisition)/sale of own shares in share trusts	(7)	6	(56)

Loss on sale of own shares by share trusts	(23)	(14)	(18)

Intrinsic cost of share options	14	15	14

Tax on share trust arrangements	–	–	4

Repurchase of own shares for cancellation or holding as treasury shares	(710)	(306)	(852)

Goodwill on disposals of businesses	247	13	682

Net movement in shareholders’ funds	(51)	891	(2,228)

Shareholders’ funds at beginning of the year	3,692	2,801	5,029

Shareholders’ funds at end of the year	3,641	3,692	2,801

25 Minority interests – non-equity
Non-equity minority interests at 30 June 2004 comprised £312 million ($568 million) 9.42% cumulative guaranteed preferred securities issued by subsidiaries. These securities were redeemed during the year at a cost of £302 million.

Diageo Annual Report 2005	122	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
26 Net cash inflow from operating activities

	2005	2004	2003
	£ million	£ million	£ million

Operating profit	1,736	1,871	1,787

Exceptional operating costs	208	40	168

Restructuring and integration payments	(43)	(97)	(185)

Depreciation and amortisation charge	224	224	249

(Increase)/decrease in stocks	(78)	(24)	6

(Increase)/decrease in debtors	(56)	36	36

Increase/(decrease) in creditors and provisions	81	(25)	(269)

Other items	71	96	178

Net cash inflow from operating activities	2,143	2,121	1,970

Restructuring and integration payments include costs in respect of the spirits, wine, beer and Seagram integrations charged to exceptional items in the consolidated profit and loss account. Other items include the amount of the post employment charge in excess of contributions of £52 million (2004 – £72 million; 2003 – £89 million) and, in the year ended 30 June 2003, a £57 million receipt for the termination of the Bass distribution contract in the United States. In the year ended 30 June 2003, discontinued operations contributed £76 million to net cash inflow from operating activities.
27 Purchase of subsidiaries

Assets acquired and net cash outflow
	2005	2004	2003
	£ million	£ million	£ million

Brands	97	–	17

Goodwill arising on acquisition	57	1	6

Tangible fixed assets	66	–	16

Investments	7	11	1

Working capital	10	–	18

Net assets acquired	237	12	58

Minority interests	(11)	–	3

Purchase consideration paid	226	12	61

Net borrowings acquired	41	–	–

Adjustment for deferred consideration	(9)	5	76

Net cash outflow	258	17	137

The acquisitions in the year ended 30 June 2005 comprised:
•	The Chalone Wine Group acquired on 8 February 2005 for £153 million ($285 million) including net debt acquired of £41 million. Net assets acquired at fair value were £153 million with no goodwill arising on the acquisition.
•	Ursus Vodka Holding BV acquired on 25 February 2005 for £99 million ( 146 million). Net assets acquired at fair value were £48 million with goodwill of £51 million arising on acquisition.
•	Other acquisitions, which included the acquisition of a controlling interest in Ghana Breweries Limited, gave rise to goodwill of £6 million.
The acquisitions in the year ended 30 June 2004 included an investment in southern Africa.
     Net assets acquired and net cash outflow for the year ended 30 June 2003 included adjustments to the original fair values ascribed at 30 June 2002 to the assets and liabilities of the Seagram spirits and wine businesses acquired from Vivendi in December 2001.

Diageo Annual Report 2005	123	Notes to the consolidated financial statements

28 Sale of subsidiaries and businesses
(i) Current year Net cash payments of £16 million in the year ended 30 June 2005 are in respect of business disposals in prior years.

	2004	2003
(ii) Prior years	£ million	£ million

Brands	–	839

Other intangibles	1	57

Tangible fixed assets	5	634

Other fixed assets	4	42

Investment in Don Julio	–	(55)

Subordinated debt	–	(133)

Businesses held for resale in respect of Seagram spirits and wine businesses	5	65

Working capital and provisions	(36)	84

Cash	–	19

Minority interests	(2)	(9)

Goodwill written back	6	675

Loss on sale	(10)	(1,254)

Payments made less sale consideration received less transaction costs	(27)	964

Cash	–	(19)

Deferred consideration	10	(33)

Net cash (outflow)/inflow	(17)	912

The group’s quick service restaurants business (Burger King) was sold on 13 December 2002 for $1.5 billion (£0.9 billion). This sale generated a loss before taxes of £1,441 million, after writing back goodwill previously written off to reserves of £673 million. Following the disposal, Diageo retained $213 million (£119 million) of subordinated debt, with a 10 year maturity, from the entity owning Burger King. In addition, Diageo guaranteed up to $850 million (£475 million) of borrowings of Burger King. On 13 July 2005, Burger King refinanced its external borrowings on a stand-alone basis and the subordinated debt was repaid (including accrued interest receivable), releasing Diageo from obligations under guarantees relating to that debt. In the five and a half months ended 13 December 2002 Burger King contributed £479 million to turnover. Operating profit for the five and a half months ended 13 December 2002 was £53 million.
     In addition, the sale consideration received in the year ended 30 June 2003 included the proceeds from the contingent value rights representing the additional consideration received in respect of the disposal of Pillsbury.
(iii) Transactions relating to General Mills shares On 4 October 2004, Diageo sold 49.9 million shares in General Mills and transferred a further 4 million General Mills shares to the Diageo UK pension fund, resulting in a net cash inflow of £1,210 million (see note 7(iii)).
     On 23 October 2002, Diageo sold call options to General Mills at a strike price of $51.56, which expire in October 2005. These give General Mills the option to purchase 29 million of its own shares held by Diageo, subject to certain limitations. The premium received in 2003 of $89 million (£58 million) was included in transactions relating to General Mills shares in the consolidated cash flow statement, and was deferred and included in accruals and deferred income in other creditors. A proportion of this deferred premium was released on the disposal of the General Mills shares on 4 October 2004.

Diageo Annual Report 2005	124	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
29 Contingent liabilities
(i) Guarantees In connection with the disposal of the quick service restaurant business, Diageo guaranteed up to $850 million (£475 million) of external borrowings of Burger King until December 2007. These loans had an original term of five years, although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. On 13 July 2005, Burger King Corporation (BKC) refinanced its external borrowings on a stand-alone basis, releasing Diageo from its obligations under guarantees relating to that debt.
     In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£112 million) until November 2009.
     Excluding the guarantee in relation to BKC, at 30 June 2005 the group had given performance guarantees and indemnities to third parties, net of amounts provided in the financial statements, of £170 million.
     Subsequent to 30 June 2005, except for the change relating to BKC, there has been no material change in the group’s performance guarantees and indemnities.
(ii) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. The complaint was amended on 29 December 2004 to add eight additional local Colombian government entities as plaintiffs. Diageo intends to vigorously defend itself against this lawsuit.
(iii) Alcohol advertising litigation At least nine nearly identical putative class actions are pending in state and federal courts in the United States against Diageo, Diageo North America Inc and other Diageo entities, along with a large group of other beverage alcohol manufacturers and importers. All have been brought by the same counsel. In each action, the plaintiffs seek to pursue their claims on behalf of parents and guardians of underage drinkers who bought alcohol beverages during the period from 1982 to the present; and in all but one of the actions, plaintiffs seek to pursue claims on behalf of all parents and guardians of children currently under the age of 21.
     Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. Some complaints include additional claims for conspiracy, nuisance and other theories of recovery.
     The US domestic defendants (including Diageo North America Inc) have moved or will at an appropriate time move to dismiss each of the actions. Three motions to dismiss are fully briefed and await decision. There has been no discovery to date.
(iv) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position, results or cash flows of the Diageo group.
30 Commitments
Capital expenditure Commitments not provided for in these consolidated financial statements are estimated at £53 million (2004 – £99 million).

2005					2004
		Land and			Land and
		buildings	Other	Total	buildings	Other	Total
Annual operating lease commitments:		£ million	£ million	£ million	£ million	£ million	£ million

Annual minimum payments under operating leases expiring:

After five years		36	–	36	33	2	35

From one to five years		13	11	24	13	9	22

Within one year		4	2	6	6	3	9

Payments	– due within one year	53	13	66	52	14	66

	– one to two years			59			55

	– two to three years			52			50

	– three to four years			46			45

	– four to five years			42			40

	– due after five years			225			262

				490			518

Diageo Annual Report 2005	125	Notes to the consolidated financial statements

31 Employee share option schemes
Option holdings in the tables within this note are stated as ordinary share equivalents in pence. Options prices are translated at the following exchange rates: grants at actual exchange rates; exercises and cancellations at average exchange rates; and closing balances at year end exchange rates.
(i) Executive schemes
(a) Diageo executive share option plan (DSOP) This scheme was introduced in December 1999 and grants options to executives at the market price on the date of grant. Options granted under this scheme may normally be exercised between three and 10 years after the date granted. There are no performance conditions to be satisfied although the top 100 senior leaders are required to hold shares in Diageo plc. The US executives are granted options over the company’s ADSs (one ADS is equivalent to four ordinary shares).
(b) Diageo senior executive share option plan (SESOP) This scheme was introduced with effect from 1 January 2000 and grants options to senior executives at the market price on the date of grant. Options granted under the scheme may not normally be exercised unless a performance condition is satisfied. The performance condition applicable is linked to the increase in UK GAAP basic earnings per share before goodwill amortisation and exceptional items over a three year period. After this period, if the performance condition is satisfied, options can be exercised up to 10 years after the date of grant. For options granted from 1 October 2004, retesting is not permitted. The US executives are granted options over the company’s ADSs.
(c) Diageo associated companies share option plan (DACSOP) This scheme was introduced in March 2001 and grants options to executives in a number of associated companies. The terms of the scheme are the same as for DSOP.
(d) UK executive share option schemes (ESOS) The last options granted under ESOS were in 1997. The group operated executive share option schemes and a supplemental scheme for senior executives. ESOS incorporated the former GrandMet scheme, the former Guinness PLC executive share option schemes and the Guinness PLC 1994 employee incentive trust.
     Options were granted at the market price on the date of the grant and there are no performance criteria. Options issued under these schemes may normally be exercised between three and 10 years after the date granted.
(e) US share option plan (USSOP) The last options granted under USSOP were in 1997. This was a long term incentive plan under which options to purchase the company’s ADSs were granted to senior US executives. Under the plan, senior executives were granted an option to purchase ADSs at the higher of the nominal value of the ADSs and the market price of the ADSs at the time the option was granted. There are no performance criteria to be met before the options can be exercised. Options granted prior to 1 January 1994 may normally be exercised between three and seven years after the date granted.
(f) Senior executive phantom share option scheme (SEPSOS) The last grant under this scheme was in 1996, all remaining awards under SEPSOS have now been exercised and the last payment will be made within 10 years from the date of grant. This was a share price related bonus scheme. It allowed a small number of senior executives to benefit over the period between the sixth and tenth year from grant, from movements in the price of Diageo ordinary shares. In normal circumstances, no payments were made under SEPSOS before the fifth anniversary of the date of grant. Once exercised, payments (which could also be taken in the form of Diageo ordinary shares) were then spread with interest added over the period from exercise to the tenth anniversary of the date of grant. The scheme also contained significant forfeiture provisions.
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

Diageo Annual Report 2005	126	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
31 Employee share option schemes continued
(iii) Outstanding options Options over ordinary shares and over ADSs (US schemes only) outstanding at 30 June 2005 were as follows:

Options outstanding					Options exercisable
			Weighted
			average	Weighted		Weighted
	Range of		remaining	average		average
	exercise		contractual	exercise		exercise
	prices	Number at	life	price	Number at	price
	pence	30 June 2005	months	pence	30 June 2005	pence

DSOP, ESOS, USSOP and DACSOP	300-399	24,952	56	372	24,952	372

	400-499	1,256,686	30	467	1,256,686	467

	500-599	2,916,279	65	529	2,760,391	528

	600-699	15,187,207	90	642	4,220,283	651

	700-799	12,176,681	104	726	82,973	710

	800-899	209,201	80	863	209,201	863

		31,771,006			8,554,486

SEPSOS and SESOP	400-499	162,656	62	465	162,656	465

	500-599	1,601,990	63	569	1,601,990	569

	600-699	4,429,581	94	656	1,279,827	687

	700-799	3,732,606	112	725	–	–

		9,926,833			3,044,473

Savings plans:

SRSOS, USESPP and International	100-199	6,268	3	154	4,276	147

	400-499	486,703	28	490	–	–

	500-599	6,453,523	32	539	20,457	537

	600-699	2,005,030	20	616	2,137	696

	700-799	36,393	3	783	36,393	783

		8,987,917			63,263

(a) Under the executive share option schemes, directors and executives hold options to subscribe for up to 3 million (2004 – 3 million; 2003 – 3 million) ordinary shares at prices ranging between 372 pence and 863 pence per share, exercisable by 2015.
(b) Under the savings-related share option schemes for employees, employees hold options to subscribe for up to 1 million (2004 – 1 million; 2003 – 1 million) ordinary shares at prices ranging between 147 pence and 799 pence per share, exercisable by 2008.

Diageo Annual Report 2005	127	Notes to the consolidated financial statements

(iv) Transactions on schemes
(a) Executive schemes: Transactions on DSOP, ESOS, USSOP, DACSOP, SEPSOS and SESOP for phantom shares and options over ordinary shares and ADSs for the three years ended 30 June 2005 were as follows:

DSOP, ESOS, USSOP, DACSOP			SEPSOS, SESOP		*
		Weighted		Weighted
		average	Number of	average
		exercise	phantom	exercise
	Number of	price	shares and	price
	options	pence	options	pence

Balance outstanding at 30 June 2002	28,958,697	592	8,859,993	594

Granted	9,197,339	750	2,813,066	756

Exercised	(6,451,062)	559	(1,522,799)	526

Cancelled	(2,012,278)	652	(169,014)	722

Balance outstanding at 30 June 2003	29,692,696	619	9,981,246	627

Granted	9,125,269	660	2,717,263	652

Exercised	(6,027,976)	540	(1,356,096)	554

Cancelled	(1,167,739)	636	(181,878)	700

Balance outstanding at 30 June 2004	31,622,250	614	11,160,535	619

Granted	8,145,988	685	2,555,989	707

Exercised	(7,154,937)	561	(3,435,022)	542

Cancelled	(842,295)	676	(354,669)	706

Balance outstanding at 30 June 2005	31,771,006	658	9,926,833	665

Number of options exercisable at:

30 June 2005	8,554,486		3,044,473

30 June 2004	8,456,109		3,655,026

30 June 2003	7,957,858		1,388,062

*SEPSOS are movements in phantom shares and SESOP are movements in options over shares.
(b) Savings plans: Transactions on SRSOS, USESPP and International schemes for options over ordinary shares and ADSs for the three years ended 30 June 2005 were as follows:

		Weighted
		average
		exercise
	Number of	price
	options	pence

Balance outstanding at 30 June 2002	10,846,343	497

Granted	3,291,920	607

Exercised	(3,275,691)	486

Cancelled	(777,076)	505

Balance outstanding at 30 June 2003	10,085,496	539

Granted	3,584,189	521

Exercised	(3,039,651)	502

Cancelled	(1,220,570)	559

Balance outstanding at 30 June 2004	9,409,464	535

Granted	2,905,629	570

Exercised	(2,645,056)	517

Cancelled	(682,120)	556

Balance outstanding at 30 June 2005	8,987,917	554

Number of options exercisable at:

30 June 2005	63,263

30 June 2004	65,873

30 June 2003	165,840

Diageo Annual Report 2005	128	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
31 Employee share option schemes continued
(v) Share awards to executives
(a) Total Shareholder Return (TSR) plan Prior to 17 December 1997, awards over shares were granted to senior executives under the Guinness Group 1991 employee incentive trust (EIT), with eventual transfer dependent on the performance of the company’s annualised total shareholder return against a comparator group of companies at the end of a minimum of three years after the date of grant. This plan was replaced by the Total Shareholder Return plan.
     Under this plan, participants are granted a conditional right to receive shares. All conditional rights awarded vest after a three year period – the ‘performance cycle’ – subject to achievement of two performance tests. The primary performance test is a comparison of Diageo’s three year total shareholder return – the percentage growth in Diageo’s share price (assuming all dividends and capital distributions are reinvested) – with the TSR of a peer group of 17 other companies. TSR calculations for all cycles commencing on or after 1 January 2002 are converted to a common currency (US dollars). The second performance test requires that the remuneration committee not recommend the release of awards if it considers that there has not been an underlying improvement in Diageo’s three year financial performance, typically measured by improvement in earnings per share.
(b) Diageo Share Incentive Plan (DSIP) The first awards were in the year ended 30 June 2000 to a small number of senior executives. The scheme involves awards of shares or ADSs over a three to five year period with performance criteria varying by employee.
Awards under EIT, TSR and DSIP were at nil award price.
     Transactions on the EIT, TSR and DSIP for awards of ordinary shares and ADSs for the three years ended 30 June 2005 were as follows:

Number of
awards of
ordinary
shares *

Balance outstanding at 30 June 2002	3,900,705

Granted under DSIP and TSR	1,086,854

Awarded	(1,355,209)

Cancelled	(187,238)

Balance outstanding at 30 June 2003	3,445,112

Granted under DSIP and TSR	1,201,597

Awarded	(958,719)

Cancelled	(480,748)

Balance outstanding at 30 June 2004	3,207,242

Granted under DSIP and TSR	772,630

Awarded	(980,224)

Cancelled	(248,999)

Balance outstanding at 30 June 2005	2,750,649

*Awards over ADSs are stated as ordinary share equivalents.
(vi) Employee share trusts The group funds trusts to acquire shares in the company to hedge its obligations under the EIT, TSR, DSOP, SESOP, DSIP, former GrandMet and Guinness SRSOS, USESPP and its Irish executive schemes and savings plans. Under UK and US GAAP, the shares held are accounted for as a deduction in arriving at shareholders’ funds. Call options are used to manage the group’s obligations in respect of the supplemental executive share option scheme, USSOP, SEPSOS and Diageo SRSOS, USESPP and Irish executive schemes and savings plans. The trusts purchase options from a third party equivalent to the outstanding options granted to executives. Dividends receivable by the employee share trusts on the shares are waived.

Diageo Annual Report 2005	129	Notes to the consolidated financial statements

32 Reconciliation to US generally accepted accounting principles
Diageo plc is a public limited company incorporated under the laws of England and Wales and the group’s consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) applicable in the United Kingdom. UK GAAP differs in certain significant respects from US GAAP.
     The differences between UK and US GAAP, in respect of net income and shareholders’ equity, are set out below:
Effect on net income of differences between UK and US GAAP:

			2005	2004	2003
	Notes		£ million	£ million	£ million

Net income in accordance with UK GAAP			1,375	1,392	50

Adjustments to conform with US GAAP:

Goodwill and other intangibles	(a	)	1	(5)	(7)

Inventories	(b	)	(24)	(37)	(46)

Restructuring and integration costs	(c	)	–	–	16

Pensions and other post employment benefits	(d	)	(5)	10	95

Derivative instruments in respect of General Mills shares	(e	)	27	28	(4)

Other derivative instruments	(f	)	(53)	111	(189)

Disposal of businesses	(g	)	5	69	(177)

Disposal of General Mills shares	(g	)	87	–	–

Burger King	(h	)	(17)	(13)	693

Employee share options	(k	)	(5)	(5)	11

Other items			27	7	5

Deferred taxation

– on above adjustments			31	(21)	52

– other	(m	)	21	164	(65)

Net income in accordance with US GAAP			1,470	1,700	434

Earnings per ordinary share in accordance with US GAAP	(n	)

Basic earnings per ordinary share			49.5p	56.1p	13.9p

Diluted earnings per ordinary share			49.4p	56.1p	13.9p

Basic earnings per ADS			198.0p	224.4p	55.6p

Diluted earnings per ADS			197.6p	224.4p	55.6p

Diageo Annual Report 2005	130	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
32 Reconciliation to US generally accepted accounting principles continued
Cumulative effect on shareholders’ equity of differences between UK and US GAAP:

			30 June	30 June
			2005	2004
	Notes		£ million	£ million

Shareholders’ equity in accordance with UK GAAP			3,641	3,692

Adjustments to conform with US GAAP:

Brands	(a), (b	)	3,048	3,052

Goodwill	(a), (b	)	3,541	3,503

Other intangibles	(a), (b	)	26	32

Inventories	(b	)	93	141

Pensions and other post employment benefits	(d	)	440	539

Derivative instruments in respect of General Mills shares	(e	)	45	22

Other derivative instruments	(f	)	(46)	(28)

Investment in General Mills	(i	)	148	476

Revaluation of land and buildings	(j	)	(33)	(34)

Ordinary dividends	(l	)	530	513

Other items			5	(6)

Deferred taxation

– on above adjustments			(149)	(340)

– other	(m	)	(1,436)	(1,275)

Shareholders’ equity in accordance with US GAAP			9,853	10,287

A description of accounting differences between UK and US GAAP that are material to the group is set out below.
(a) Brands, goodwill and other intangibles Significant owned brands acquired by the group are recorded on the balance sheet. Under UK GAAP, the group has written off other intangible assets acquired up to 30 June 1998 direct to reserves in the period when acquired. All intangible assets acquired from 1 July 1998 have been capitalised in the balance sheet. Where capitalised goodwill and intangible assets are regarded as having limited useful economic lives, their cost is amortised on a straight line basis over those lives – up to 20 years. Where intangible assets are regarded as having indefinite useful economic lives, they are not amortised but are subject to annual impairment reviews. Under US GAAP, up to 30 June 2001, intangible assets have been capitalised in the balance sheet and amortised through the statement of income over their useful economic lives, not exceeding 40 years. On 1 July 2001, the group adopted the provisions of SFAS No. 142 – Goodwill and Other Intangible Assets and ceased to amortise goodwill from this date. The standard requires that intangible assets arising on acquisitions with definite useful lives, are amortised to their estimable residual values over their estimated useful lives. Intangible assets with indefinite useful lives are tested for impairment at least annually in lieu of being amortised. Goodwill arising on business combinations is tested for impairment at least annually in lieu of amortisation.
(b) Accounting for the merger of GrandMet and the Guinness Group For UK GAAP, the merger of GrandMet and the Guinness Group was accounted for under merger accounting principles (pooling of interests) where the results, cash flows and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under US GAAP, the merger was accounted for as an acquisition of the Guinness Group by GrandMet with an effective acquisition date of 31 December 1997. Consequently the Guinness Group assets and liabilities were recorded at fair values on 31 December 1997. Under US GAAP, the excess of the consideration over the fair value of the net assets has been allocated firstly to identifiable intangible assets, including brands, based on their fair values with the remainder allocated to goodwill. Fair value adjustments to the recorded amounts of inventories, net of deferred tax, are expensed in the period in which the inventory is sold.
(c) Restructuring and integration costs On the acquisition of a business, certain costs of reorganising the acquired business are required to be taken to the profit and loss account under UK GAAP, but are treated as fair value adjustments to goodwill under US GAAP.

Diageo Annual Report 2005	131	Notes to the consolidated financial statements

(d) Pensions and other post employment benefits Under UK GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost is charged to operating profit. The interest cost (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using the market value of assets) are charged/credited to other finance charges in the profit and loss account. Any amount arising from changes in the assumptions used for the actuarial valuation at the commencement of the year and those at the end of the year and any differences between the actual return on the plan’s assets and the expected return on the plan’s assets are included in the statement of total recognised gains and losses. The surplus or deficit in post employment plans at the balance sheet date is reported as part of the group’s consolidated net assets. Under US GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost, the interest (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using a smoothed market value of assets) are all charged/credited to operating profit. The cumulative amounts arising from changes in the assumptions used for the actuarial valuation at the commencement of the year and those at the end of the year and any differences between the actual return on the plan’s assets and the expected return on the plan’s assets are amortised through operating profit over the average remaining service lives of the employees. Only when the plan is in deficit, calculated on the plan’s accrued rather than projected liabilities, is the liability included in the group’s consolidated net assets. If the plan is in surplus, the group’s consolidated net assets include a prepayment or provision which is the difference between the cumulative charges to operating profit and the cumulative cash contributions made to the plan.
(e) Derivative instruments in respect of General Mills shares Under UK GAAP, the premium received from the sale to General Mills of options over 29 million ordinary shares of Diageo’s holding in that company was deferred in the balance sheet pending exercise or lapse of the options. On 4 October 2004, 4 million of the shares over which the option was exercisable were disposed of to the group’s UK pension fund. The premium in respect of the option over the 4 million shares has been realised in the profit and loss account under UK GAAP in the year ended 30 June 2005. Also under UK GAAP, the contingent value right, received in connection with the disposal of Pillsbury, was treated as a contingent asset and was therefore not recognised until the realisation of the contingent asset became virtually certain. The group received cash in settlement of the contingent value right on 1 May 2003, and as a consequence it was accounted for in the consolidated profit and loss account in the year ended 30 June 2003. Under US GAAP, the option contract and the contingent value right represent derivatives and, accordingly, have been held at their estimated fair values at the balance sheet dates with changes in fair value included in the statement of income.
(f) Other derivative instruments The group uses derivative financial instruments for risk management purposes. Under UK GAAP, changes in the fair value of interest rate derivatives and derivatives hedging forecast transactions are not recognised until realised. Changes in the fair value of derivatives hedging the translation of net assets of overseas operations are taken to the statement of total recognised gains and losses. Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group’s derivatives qualify for and are designated as hedges under US GAAP. Gains and losses arising from changes in the fair value of derivatives, and gains and losses arising from changes in the fair value of hedged items attributable to the hedged risk, are charged or credited in determining net income under US GAAP.
(g) Disposal of businesses Applying the accounting differences between UK and US GAAP can result in changes to the carrying values of certain assets and liabilities. As a consequence of these different carrying values, including related tax balances, different gains or losses may arise on the subsequent disposal of the assets. In addition, the timing of the recognition of a loss on a disposal may be different under UK and US GAAP. On the disposal of a business under UK GAAP, the cumulative exchange gains and losses arising on the unhedged net assets of the business disposed of remain in reserves. Under US GAAP, this amount is charged or credited to net income on the disposal of all or part of the business.
     Under UK GAAP, in the year ended 30 June 2005, the group made a pre-tax loss of £26 million on the disposal of 53.9 million General Mills shares. Under US GAAP, the group made a pre-tax gain of £61 million in respect of the disposal of these shares. The main reason for the difference was the different carrying values under UK and US GAAP of the General Mills investment, which principally arose from the varying historical accounting treatments for intangible assets. Under US GAAP, until 30 June 2001, the goodwill and brands in respect of the General Mills investment were being amortised over 40 years, whereas no amortisation on these assets had been charged under UK GAAP. In addition, interest rate swaps were closed out at a cost of £25 million and charged to the loss on disposal under UK GAAP but, under US GAAP, these instruments had been carried at fair value with gains and losses arising being accounted for through the statement of income prior to the sale. Partially offsetting these differences, cumulative unhedged currency translation losses of £37 million were included in the gain on disposal under US GAAP. Under UK GAAP, cumulative currency translation gains and losses are not included in the loss on disposal.
     In connection with the disposal of Pillsbury in the year ended 30 June 2002, Diageo guaranteed the debt of International Multifoods Corporation (IMC) to the amount of $200 million (£112 million). Under US GAAP, Diageo had deferred the element of the gain on disposal of Pillsbury equivalent to the amount guaranteed. As a result of the acquisition of IMC by The JM Smucker Company in the year ended 30 June 2004, the deferred gain under US GAAP was recognised in that year.

Diageo Annual Report 2005	132	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
32 Reconciliation to US generally accepted accounting principles continued
(h) Burger King Under UK GAAP, the sale of Burger King on 13 December 2002 (the completion date) was accounted for as a disposal and the results prior to the disposal date were presented within discontinued operations. Under US GAAP, the transaction was not accounted for as a disposal due to the size of the investment made by the buyer and Diageo’s continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance.
     Under US GAAP, the results of Burger King prior to the completion date were presented as continuing operations in the income statement and, on the completion date, a charge for impairment was recognised rather than a loss on disposal. Following the completion date, Diageo does not recognise profits of Burger King, nor interest receivable on the subordinated debt due from Burger King, in its income statement but will, generally, reflect losses as an impairment charge against the assets retained in the balance sheet. In the US GAAP balance sheet, the total assets and total liabilities of Burger King at 30 June 2005 (including consideration deferred under US GAAP) classified within ‘other long term assets’ and ‘other long term liabilities’ were each £1.2 billion (2004 – £1.2 billion). Under US GAAP, the transaction will be accounted for as a disposal in the year ending 30 June 2006 following the termination of the guarantee provided in respect of the acquisition finance and repayment of the subordinated debt owed to Diageo on 13 July 2005.
(i) Investment in General Mills On 23 June 2004, Diageo and General Mills amended the Stockholders Agreement to eliminate Diageo’s right to board representation, following the resignation of Diageo’s representatives on the General Mills board. From that date, Diageo believes that it no longer has significant influence over General Mills and accordingly the investment was reclassified as a fixed asset investment under UK GAAP and as an available for sale security under US GAAP. Under US GAAP, available for sale securities are held on the balance sheet at fair value with changes in the fair value included in other comprehensive income. On the disposal of part of the investment in General Mills on 4 October 2004, the amount included in other comprehensive income in reserves in respect of the shares disposed of has been included in net income.
(j) Revaluation of land and buildings UK GAAP allows the periodic revaluation of land and buildings. Professional valuations of certain of the group’s properties were carried out in 1988 which, under US GAAP, have not been reflected in the consolidated financial statements.
(k) Employee share options Under UK GAAP, for employee share options, compensation cost charged to the profit and loss account is determined as the difference between the fair value of the shares at the date of the award and the amount the employee has to pay for the shares. Compensation cost so determined is allocated on a straight line basis to expense over the vesting period. Under US GAAP, compensation cost for fixed awards (i.e. awards under which both the exercise price and the number of shares are fixed) is the same as under UK GAAP. Compensation cost for variable awards (including awards subject to future performance conditions) is measured as the difference between the market price at the period end and the exercise price and is based on the number of awards expected to vest.
(l) Ordinary dividends Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders’ equity at the date of declaration of the dividend.
(m) Deferred taxation UK GAAP requires, in most cases, that no provision for deferred tax should be made on the combination of businesses where an asset or liability acquired has a different tax basis from its carrying value. US GAAP requires a deferred tax liability to be set up on all assets separately identified, apart from goodwill, including brands recognised on the combination of GrandMet and the Guinness Group. In addition, under US GAAP, adjustments due to changes in the assumptions underlying the recoverability of deferred tax assets associated with items that may have been recognised in the other comprehensive income statement are recognised in net income. Under UK GAAP, equivalent movements may be reflected in the statement of total recognised gains and losses. Other minor differences exist including differences related to rolled over gains on the disposal of fixed assets.
(n) Earnings per ordinary share Under UK GAAP and US GAAP, the calculation of earnings per ordinary share is generally consistent and is based on the weighted average number of ordinary shares outstanding during the period. Earnings per American Depositary Share are calculated on the basis of one American Depositary Share representing four ordinary shares.
(o) Discontinued operations UK and US GAAP have different criteria for determining whether a business is a discontinued operation. Under UK GAAP, the turnover and operating profit of a discontinued operation are disclosed separately in the profit and loss account but as part of turnover and operating profit. Under US GAAP, sales and net income arising from discontinued operations are disclosed separately from sales and net income from continuing operations. Pillsbury and Burger King have been treated as discontinued operations under UK GAAP but included within continuing operations under US GAAP.
(p) Variable interest entities Following the implementation of FIN 46(R) by Diageo on 30 June 2004, US GAAP requires the results, assets and liabilities of variable interest entities to be consolidated if the group is regarded as the primary beneficiary. The group has a number of joint arrangements with Möet Hennessy in France and the Far East involved in the marketing and distribution of the group’s and Möet Hennessy’s premium drinks which fall within the scope of the Interpretation and have been consolidated. Under UK GAAP, the group only consolidates the attributable share of the results, assets and liabilities of the joint arrangements measured according to the terms of the arrangement.
     For the year ended 30 June 2005, the consolidation of variable interest entities under US GAAP increased sales by £303 million and operating income by £25 million. Compliance with FIN 46(R) had no effect on US GAAP net income or shareholders’ equity.

Diageo Annual Report 2005	133	Notes to the consolidated financial statements

US GAAP statements of income
Statements of income under US GAAP for the three years ended 30 June 2005 are set out below:

	2005	2004	2003
	£ million	£ million	£ million

Sales	9,170	8,777	9,153

Excise duties	(2,272)	(2,209)	(2,166)

Other cost of sales	(2,834)	(2,860)	(2,896)

Gross profit	4,064	3,708	4,091

Selling, general and administrative expenses	(2,235)	(1,793)	(2,235)

Integration and restructuring costs	(30)	(40)	(202)

Thalidomide provision	(121)	–	–

Bass distribution rights	–	–	57

Derivative instruments in respect of General Mills shares	27	28	(4)

Burger King impairment charges and transaction costs (net)	53	(38)	(750)

Disposal of businesses	(2)	97	16

Disposal of fixed assets	7	(38)	(40)

Other operating income	5	4	22

Operating income	1,768	1,928	955

Disposal of General Mills shares	61	–	–

Earnings from unconsolidated affiliates (net of income taxes)	150	252	254

Investment income	17	–	–

Interest expense	(205)	(210)	(609)

Interest income	60	40	286

Income before income taxes	1,851	2,010	886

Income taxes	(313)	(220)	(360)

Minority interest charges	(68)	(90)	(92)

Net income	1,470	1,700	434

The results of Burger King prior to 13 December 2002 were presented as part of continuing operations in the income statement. Subsequently, due to the size of the investment made by the buyer and Diageo’s continuing involvement through the guarantee provided by Diageo, no profits of Burger King have been recognised but only losses as an impairment charge against the assets retained in the balance sheet. Included in the US GAAP statement of income for the year ended 30 June 2003 are sales of £479 million and an operating loss of £712 million (including the impairment charge and transaction costs of £750 million) in respect of Burger King.
     Excise duties comprise £417 million (2004 – £427 million; 2003 – £385 million) of duties charged as tax on sales and £1,855 million (2004 – £1,782 million; 2003 – £1,781 million) of duties charged as production and importation taxes. The analysis of excise duties between production and importation taxes has been changed for the years ended 30 June 2004 and 30 June 2003 to be consistent with the disclosure made in the year ended 30 June 2005.
     Research and development expenditure was written off to selling, general and administrative expenses in the period in which it was incurred.

Diageo Annual Report 2005	134	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
32 Reconciliation to US generally accepted accounting principles continued
Movements in US GAAP shareholders’ equity

	2005	2004
	£ million	£ million

Shareholders’ equity in accordance with US GAAP at beginning of the year	10,287	9,344

Net income	1,470	1,700

Minimum pension liabilities	(361)	325

Deferred tax on minimum pension liabilities	33	(5)

Dividends	(849)	(802)

New share capital issued	6	4

Net change in employee share trust arrangements	(11)	(17)

Repurchase of own shares	(710)	(306)

(Losses)/gains on available for sale securities	(197)	270

Exchange adjustments	185	(226)

Shareholders’ equity in accordance with US GAAP at end of the year	9,853	10,287

Under US GAAP, cumulative exchange adjustments charged against retained surplus are separately identified. This does not result in any difference in total shareholders’ equity between UK and US GAAP.
US GAAP summary consolidated balance sheet

	2005	2004
	£ million	£ million

Total current assets	5,086	5,431

Property, plant and equipment	2,035	1,944

Brands	7,223	7,030

Goodwill	3,245	3,164

Other intangible assets	64	73

Other long term assets	3,917	5,429

Total assets	21,570	23,071

Short term borrowings	876	2,019

Other current liabilities	2,840	2,834

Long term borrowings	3,751	3,381

Other long term liabilities	4,073	4,014

Minority interests	177	536

Shareholders’ equity	9,853	10,287

Total liabilities and shareholders’ equity	21,570	23,071

US GAAP cash flows The group’s UK consolidated financial statements include a consolidated statement of cash flows in accordance with FRS 1 – Cash flow statements (revised 1996).
     The objective and principles of FRS 1 are similar to those set out in the US accounting standard SFAS No. 95 – Statement of Cash Flows. The principal difference between the standards is in respect of classification. Under FRS 1, the group presents its cash flows separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. SFAS No. 95 requires only three categories of cash flow activity being operating, investing and financing.
     Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 would be included as operating activities. Under SFAS No. 95, capital expenditure and financial investment would be included as an investing activity, and equity dividends paid would be classified as a financing activity.
     In addition, ‘cash’ for the purposes of the cash flow statement under FRS 1 includes bank overdrafts but excludes liquid resources (current asset investments held as readily available disposable stores of value). Under US GAAP, bank overdrafts are classified as borrowings and the movements thereon are included in financing activities. Liquid resources, with a maturity of three months or less at the date acquired, are considered to be cash equivalents and the movements thereon are included in the overall cash movement under US GAAP.

Diageo Annual Report 2005	135	Notes to the consolidated financial statements

US GAAP summary consolidated cash flow statement

	2005	2004	2003
	£ million	£ million	£ million

Cash inflow from operating activities	1,691	1,729	1,570

Cash inflow/(outflow) from investing activities	661	(331)	747

Cash outflow from financing activities	(2,277)	(1,350)	(2,375)

Cumulative effect of the implementation of FIN 46(R)	–	53	–

Increase/(decrease) in cash and cash equivalents	75	101	(58)

Exchange adjustments	(59)	(24)	(31)

Cash and cash equivalents at beginning of the year	776	699	788

Cash and cash equivalents at end of the year	792	776	699

Statement of comprehensive income/(deficit) under US GAAP
Under UK GAAP, the group presents a consolidated statement of total recognised gains and losses which is similar to a statement of comprehensive income required by US GAAP. Comprehensive income, under US GAAP, for the three years ended 30 June 2005 is as follows:

Year ended 30 June 2005				Year ended 30 June 2004
	Before tax	Tax	Net	Before tax	Tax	Net
	£ million	£ million	£ million	£ million	£ million	£ million

Net income	1,783	(313)	1,470	1,920	(220)	1,700

Exchange adjustments

– unrealised gains/(losses) arising during the year	148	–	148	(226)	–	(226)

– realised losses reclassified to net income	37	–	37	–	–	–

Holding gains on available for sale securities

– unrealised (losses)/gains arising during the year	(80)	–	(80)	270	–	270

– realised gains reclassified to net income	(117)	–	(117)	–	–	–

Minimum pension liabilities	(361)	33	(328)	325	(5)	320

Comprehensive income	1,410	(280)	1,130	2,289	(225)	2,064

Year ended 30 June 2003
	Before tax	Tax	Net
	£ million	£ million	£ million

Net income	794	(360)	434

Exchange adjustments

– unrealised gains arising during the year	7	–	7

Minimum pension liabilities	(770)	34	(736)

Comprehensive income/(deficit)	31	(326)	(295)

Diageo Annual Report 2005	136	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
32 Reconciliation to US generally accepted accounting principles continued
US GAAP intangible assets
Under US GAAP, up to 30 June 2001, intangible assets were capitalised in the balance sheet and amortised through the statement of income over their useful economic lives, not exceeding 40 years. On 1 July 2001, the group adopted the provisions of SFAS No. 142 and ceased to amortise goodwill from this date. The standard directs that goodwill is tested at least annually for impairment rather than being subject to amortisation. The group conducts annual impairment reviews of goodwill at the level of the reporting units which make up each operating segment. Potential impairment is assessed by comparing the carrying value of each reporting unit with its fair value. Fair value is calculated using a discounted cash flow methodology and estimates regarding future growth. These cash flows are discounted at the rate estimated by management to be the weighted average cost of capital for each particular reporting unit. The estimates are based on historical data, various internal estimates and a variety of external sources, and are developed as part of the long term planning process.
     An analysis of movements in intangible assets for the two years ended 30 June 2005 is as follows:

			Other
	Brands	Goodwill	intangibles	Total
	£ million	£ million	£ million	£ million

Cost

At 30 June 2003	7,901	3,646	168	11,715

Exchange adjustments	(269)	(60)	(3)	(332)

Additions	–	1	2	3

Adjustment to tax in respect of acquisitions	–	(47)	–	(47)

Disposals	–	(8)	–	(8)

At 30 June 2004	7,632	3,532	167	11,331

Exchange adjustments	100	14	2	116

Additions	97	97	–	194

Adjustment to tax in respect of acquisitions	–	(29)	–	(29)

At 30 June 2005	7,829	3,614	169	11,612

Amortisation

At 30 June 2003	621	373	83	1,077

Exchange adjustments	(19)	(4)	(1)	(24)

Provided during the year	–	–	12	12

Disposals	–	(1)	–	(1)

At 30 June 2004	602	368	94	1,064

Exchange adjustments	4	1	–	5

Provided during the year	–	–	11	11

At 30 June 2005	606	369	105	1,080

Net book value

At 30 June 2005	7,223	3,245	64	10,532

At 30 June 2004	7,030	3,164	73	10,267

At 30 June 2003	7,280	3,273	85	10,638

The differences in the shareholders’ equity reconciliation between UK and US GAAP for brands, goodwill and other intangibles are attributable to historical cost differences of £3,687 million, £3,525 million and £107 million, respectively (2004 – £3,687 million, £3,497 million and £106 million, respectively), less differences on accumulated amortisation of £606 million, £352 million and £81 million, respectively (2004 – £602 million, £359 million and £74 million, respectively). In addition, differences in relation to share of associates’ brands and goodwill are attributable to historical cost differences of £nil and £406 million, respectively (2004 – £nil and £403 million, respectively), less differences on accumulated amortisation of £33 million and £38 million, respectively (2004 – £33 million and £38 million, respectively).
     In segmental information, brands would be reported within ‘Corporate and other’.
     Goodwill at 30 June 2005 was attributable to operating segments as follows: North America £959 million, Europe £973 million, and International £1,313 million. Additions to goodwill in the year ended 30 June 2005 by operating segment were as follows: North America £26 million, Europe £66 million and International £5 million.
     The estimated amortisation expense for the other intangibles currently in the balance sheet for the succeeding five years ending 30 June is as follows: 2006 – £11 million, 2007 – £10 million, 2008 – £7 million, 2009 – £5 million, and 2010 – £4 million.

Diageo Annual Report 2005	137	Notes to the consolidated financial statements

New accounting standards and pronouncements in the United States
SFAS No. 151 – Inventory Costs In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151 – Inventory Costs to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognised as current period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to inventory values be based on the normal capacity of the production facilities. SFAS No. 151 is effective for costs incurred in respect of inventories for reporting periods beginning after 15 June 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the results or net assets of the group.
SFAS No. 153 – Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29 In December 2004, the FASB issued SFAS No. 153 which, for periods beginning after 15 June 2005, no longer allows the exemption included in APB Opinion No. 29 (APB 29) which permitted certain non-monetary exchanges of similar productive assets to be accounted for at book value with no gain or loss being recognised. Under SFAS No. 153 such non-monetary transactions have to be accounted for at fair value, recognising any gain or loss, if the transaction meets a commercial substance criterion and the fair value is determinable. SFAS No. 153 did not affect the guidance in APB 29 for non-monetary exchanges of inventory. The adoption of SFAS No. 153 is not expected to have a material effect on the results or net assets of the group.
SFAS No. 123(R) – Share-Based Payment In December 2004, the FASB issued SFAS No. 123(R) – Share-Based Payment which is a revision of SFAS No. 123 – Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25 – Accounting for Stock Issued to Employees. Generally the valuation methods contained in SFAS No. 123(R) are similar to those in SFAS No. 123, but SFAS No. 123(R) requires all share-based payments to employees, including grants of employee share options, to be charged to the statement of income. Pro forma disclosure is no longer an alternative. With limited exceptions, the amount charged to the statement of income for share options will be measured based on the grant date fair value of the option amortised over the period to the date of vesting of the award. SFAS No.123(R) is effective for annual reporting periods beginning after 15 June 2005. The adoption of SFAS No. 123(R) is likely to increase the annual US GAAP charge to income before taxation by approximately £10 million, based on the current structure of the awards.
SFAS No. 154 – Accounting Changes and Error Corrections In May 2005, the FASB issued SFAS No. 154 – Accounting Changes and Error Corrections, which is effective for periods beginning after 15 December 2005. This statement replaces APB Opinion No. 20 – Accounting Changes (APB 20) and SFAS No. 3 – Reporting Accounting Changes in Interim Financial Statements. APB 20 previously required that most voluntary changes in accounting principle be recognised by including, in net income of the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. The adoption of SFAS No. 154 is not expected to have a material effect on the results or net assets of the group.

Diageo Annual Report 2005	138	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
32 Reconciliation to US generally accepted accounting principles continued
Share option schemes Under US GAAP, the group has complied with APB Opinion No. 25 – Accounting for Stock Issued to Employees. The group has also complied with the disclosure requirements of SFAS No. 123 – Accounting for Stock-Based Compensation as amended by SFAS No. 148. If the group had elected to recognise compensation expense based upon the fair value at grant date for equity awards made in the three years ended 30 June 2005 under these plans consistent with the alternative methodology set out in SFAS No. 123, net income and basic and diluted earnings per ordinary share would be the pro forma amounts indicated below.

	2005	2004	2003
	£ million	£ million	£ million

Net income

As reported under US GAAP	1,470	1,700	434

Stock-based compensation, net of related tax effects, included in the determination of net income as reported	17	16	(1)

Stock-based employee compensation expense, under fair value based method for all awards, net of related tax effects	(26)	(19)	(16)

Pro forma net income	1,461	1,697	417

Basic earnings per ordinary share

As reported under US GAAP	49.5p	56.1p	13.9p

Pro forma basic earnings per ordinary share	49.2p	56.0p	13.4p

Diluted earnings per ordinary share

As reported under US GAAP	49.4p	56.1p	13.9p

Pro forma diluted earnings per ordinary share	49.1p	56.0p	13.4p

These pro forma amounts may not be representative as they are subjective in nature and involve uncertainties and matters of judgement, and therefore cannot be determined precisely. Changes in assumptions could affect the estimates.
     Pro forma net income for the years ended 30 June 2004 and 2003 has been adjusted to reflect corrections to the fair values of all options relevant to the profit and loss charge under SFAS No. 123 in those years. The adjustments have increased pro forma net income compared with the amounts previously reported by £13 million and £8 million for the years ended 30 June 2004 and 30 June 2003, respectively. Pro forma earnings per share for those years and the disclosure of the fair value of all options granted in those years have been adjusted to reflect these corrections.
Fair value of options The fair value of options which, in determining the pro forma impact, is charged to the statement of income over the option vesting period, is estimated on the date of grant using the binomial and Monte Carlo option pricing models and the following weighted average assumptions:

	2005	2004	2003

Options whose exercise price equals the market price on the grant date (DSOP, DACSOP and SESOP)

Weighted average assumptions

Risk free interest rate	4.6%	4.9%	4.7%

Expected life of the options	60 months	60 months	60 months

Expected volatility	30%	30%	30%

Dividend yield	4.0%	4.0%	4.0%

Weighted average fair value of options granted in the year	165p	156p	174p

Options whose exercise price is less than the market price on the grant date (SRSOS, USESPP and International)

Weighted average assumptions

Risk free interest rate	4.7%	4.1%	4.2%

Expected life of the options	40 months	41 months	38 months

Expected volatility	30%	30%	30%

Dividend yield	4.0%	4.0%	4.0%

Weighted average fair value of options granted in the year	214p	221p	191p

Number of options granted in the year	13.6 million	15.4 million	15.3 million

Fair value of all options granted in the year	£24 million	£26 million	£27 million

In the table above, an option over one ADS has been treated as the equivalent of one option over four ordinary shares.

Diageo Annual Report 2005	139	Notes to the consolidated financial statements

Fair value of restricted share schemes (TSR and DIP plans)

	2005	2004	2003

Weighted average assumptions

Risk free interest rate	4.6%	4.6%	4.1%

Expected life of the awards	36 months	36 months	36 months

Dividend yield	4.0%	4.0%	4.0%

Weighted average fair value of awards granted in the year	649p	632p	558p

Number of awards granted in the year	0.8 million	1.2 million	1.0 million

Fair value of all awards granted in the year	£5 million	£8 million	£5 million

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
     The group’s total periodic (charge)/income for pension plans and the funded status of the plans, calculated in accordance with SFAS No. 87, were as follows:

	2005	2004	2003
	£ million	£ million	£ million

Service cost	(96)	(96)	(80)

Interest cost	(264)	(240)	(243)

Expected return on assets	347	326	369

Amortisation of:

Unrecognised prior service cost	(16)	(17)	(17)

Unrecognised net loss	(27)	(20)	–

Terminations, curtailments and settlements	(22)	(29)	10

Net periodic pension (charge)/income	(78)	(76)	39

Diageo Annual Report 2005	140	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
32 Reconciliation to US generally accepted accounting principles continued
The funded status of the group’s pension plans and the amounts recognised in the balance sheet under US GAAP were as follows:

	2005	2004
	£ million	£ million

Projected benefit obligations at beginning of the year	4,607	4,715

Exchange adjustments	16	(62)

Other plans not previously disclosed	117	–

Service cost	96	96

Interest cost	264	240

Actuarial loss/(gain)	424	(195)

Employee contributions	11	11

Benefits and expenses paid	(232)	(221)

Curtailments and settlements	(9)	22

Special termination settlements	2	2

Plan amendments	1	(1)

Projected benefit obligations at end of the year	5,297	4,607

Plan assets at fair value at beginning of the year	3,663	3,392

Exchange adjustments	16	(56)

Other plans not previously disclosed	68	–

Actual return on plan assets	478	524

Contributions by the group	138	13

Employee contributions	11	11

Benefits and expenses paid	(232)	(221)

Plan assets at fair value at end of the year	4,142	3,663

Excess of benefit obligations over plan assets	(1,155)	(944)

Unrecognised prior service cost	74	100

Unrecognised net loss	1,761	1,510

	680	666

The amounts recognised in the US GAAP summary balance sheet were as follows:

	2005	2004
	£ million	£ million

Pension prepayment	57	281

Accrued benefit liabilities	(823)	(725)

Intangible asset	78	103

Accumulated other comprehensive income	1,368	1,007

	680	666

The total accumulated benefit obligation at 30 June 2005 was £4,877 million (2004 – £4,307 million). There are a number of pension plans in the United Kingdom, Ireland, the United States and Canada where the plan assets are less than the accumulated benefit obligations at 30 June 2005. With respect to these plans, the aggregated projected benefit obligations, accumulated benefit obligations and fair value of plan assets were £5,180 million, £4,781 million and £3,984 million, respectively (2004 – £3,654 million, £3,466 million and £2,744 million, respectively).

Diageo Annual Report 2005	141	Notes to the consolidated financial statements

The following weighted average assumptions were used to determine the group’s benefit obligations for the group’s pension plans at 30 June in the relevant year. The assumptions used to calculate the net periodic costs for the year to 30 June are based on the assumptions disclosed as at the previous 30 June:

US plans				Non-US plans
	2005	2004	2003	2005	2004	2003
	%	%	%	%	%	%

Rate of general increase in salaries	3.0	3.5	3.5	3.9	4.4	4.0

Discount rate for plan liabilities	5.0	6.2	5.9	4.7	5.6	5.2

Expected long term rate of return on plan assets	6.5	7.5	6.7	6.9	7.7	7.1

For the UK and US plans, there are, in addition to the above percentages, age related promotional increases.
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
     The postretirement medical and life insurance costs for the plans, calculated in accordance with SFAS No. 106, were as follows:

	2005	2004	2003
	£ million	£ million	£ million

Service cost	(1)	(2)	(1)

Interest cost	(4)	(4)	(6)

Expected return on assets	–	–	2

Terminations, curtailments and settlements	–	–	4

Postretirement charge	(5)	(6)	(1)

	2005	2004
	£ million	£ million

Accumulated postretirement benefit obligations at beginning of the year	66	78

Exchange adjustments	2	(7)

Other plans not previously disclosed	5	–

Service cost	1	2

Interest cost	4	4

Actuarial loss/(gain)	19	(9)

Benefits and expenses paid	(4)	(2)

Accumulated postretirement benefit obligations at end of the year	93	66

Plan assets at fair value at beginning of the year	2	2

Contributions by the group	4	2

Benefits and expenses paid	(4)	(2)

Plan assets at fair value at end of the year	2	2

Excess of benefit obligations over plan assets	(91)	(64)

Unrecognised prior service cost	3	3

Unrecognised net loss	22	2

Accrued postretirement benefits at end of the year	(66)	(59)

The weighted average discount rate used for determining the obligations of postretirement medical plans is 5.0% (2004 – 6.2%; 2003 –5.9%). The weighted average medical inflation for beneficiaries is 10% reducing by 1% per year to 5% (2004 – 8% reducing by 1% per year to 5%; 2003 – 9% reducing by 1% per year to 5%).

Diageo Annual Report 2005	142	Notes to the consolidated financial statements

Notes to the consolidated financial statements continued
32 Reconciliation to US generally accepted accounting principles continued
The impact on the service and interest cost of the postretirement cost and the accumulated postretirement benefit obligations of a 1% increase and a 1% decrease in future medical care inflation is as follows:

	2005	2004	2003
	£ million	£ million	£ million

Impact of 1% increase in medical care inflation rates:

Aggregate of service cost and interest cost	1	1	1

Accumulated postretirement benefit obligations at end of the year	13	9	8

Impact of 1% decrease in medical care inflation rates:

Aggregate of service cost and interest cost	(1)	(1)	(1)

Accumulated postretirement benefit obligations at end of the year	(11)	(8)	(7)

In addition to the postretirement medical plans, there are other postretirement plans with an income statement charge of £2 million in the year ended 30 June 2005, with no assets but a projected benefit obligation of £29 million at 30 June 2005.
33 Post balance sheet events
On 13 July 2005, Burger King Corporation (BKC) announced that it had completed a refinancing of its credit facilities on a stand-alone basis. In connection with the refinancing, Diageo was released from its guarantee of BKC’s previous $850 million senior and revolving credit facilities. Diageo also received full repayment of the principal of the subordinated debt plus accrued interest. Accordingly Diageo has released provisions of £53 million held in respect of the refinancing (see note 7(iv)).
     On 24 August 2005, Diageo entered into a put option agreement giving the group the option to sell all of its remaining 25 million shares of common stock of General Mills (see note 14(c)) to Lehman Brothers International (Europe) for settlement over five business days between 4 and 10 November 2005, for the exercise price of $51.56 per share (representing a total value of $1,294 million). The premium payable by Diageo for the put options is $5.56 per share (representing a total cost of $140 million), giving net proceeds, in the event that the option is exercised, of $1,154 million. Diageo views this transaction as an effective hedge for the disposal proceeds of its remaining stake in General Mills. Diageo will continue to retain the rights to ordinary dividends while it remains an owner of the General Mills shares.
     On 25 August 2005, Diageo completed the purchase of The Old Bushmills Distillery Company Limited, owner of Bushmills Irish whiskey, one of the world’s leading Irish whiskey brands, from Pernod Ricard SA for approximately £200 million. The transaction is not reflected in these financial statements but will be accounted for as an acquisition in the six month period ending 31 December 2005.

Diageo Annual Report 2005	143	Notes to the consolidated financial statements

Company balance sheet

30 June 2005				30 June 2004
	Notes	£ million	£ million	£ million	£ million

Fixed assets

Tangible assets	36	–		2

Investments	36	28,125		28,125

			28,125		28,127

Current assets

Amounts owed by subsidiaries		4,172		7,194

Other debtors – due within one year		14		14

Other debtors – due after one year		65		22

Cash at bank		19		11

		4,270		7,241

Creditors – due within one year

Other creditors	37	(584)		(584)

Net current assets			3,686		6,657

Total assets less current liabilities			31,811		34,784

Creditors – due after one year

Amounts owed to subsidiaries	38		(13,623)		(17,788)

Other creditors			(10)		–

Provisions for liabilities and charges			(147)		(7)

Net assets before post employment liabilities			18,031		16,989

Post employment liabilities	39		(15)		(15)

Net assets			18,016		16,974

Capital and reserves

Called up share capital	22		883		885

Share premium account		1,337		1,331

Merger reserve		9,161		9,161

Capital redemption reserve		3,060		3,058

Profit and loss account		3,575		2,539

Reserves attributable to equity shareholders	40		17,133		16,089

Shareholders’ funds			18,016		16,974

These financial statements were approved by a duly appointed and authorised committee of the board of directors on 31 August 2005 and were signed on its behalf by PS Walsh and NC Rose, directors.

Diageo Annual Report 2005	144	Company balance sheet

Notes to the company balance sheet
34 Company profit and loss account
The company’s results are included in the consolidated profit and loss account, so a separate profit and loss account is not presented.
35 Directors’ emoluments

	2005	2004
	£ 000	£ 000

Executive directors – remuneration including bonuses	3,684	3,434

Fees to non-executive directors	1,001	900

	4,685	4,334

The total emoluments, share option gains and payments under other long term incentive plans received by the highest paid director were £3,911,000 (2004 – £3,635,000). The aggregate amount of gains made by the directors from the exercise of share options and from the vesting of awards during the year was £2,910,000 (2004 – £1,848,000) and payments under other long term incentive plans totalled £185,000 (2004 – £144,000). Further information on directors’ emoluments, share and other interests, transactions and pension entitlements is included in the directors’ remuneration report in this Annual Report.
36 Fixed assets

	Tangible assets	Investments
		Shares in	Other
		subsidiaries	investments	Total
	£ million	£ million	£ million	£ million

Cost

At 30 June 2004	10	28,160	9	28,169

Disposals	(2)	–	–	–

At 30 June 2005	8	28,160	9	28,169

Depreciation/provisions

At 30 June 2004	8	35	9	44

Provided during the year	1	–	–	–

Disposals	(1)	–	–	–

At 30 June 2005	8	35	9	44

Net book value

At 30 June 2005	–	28,125	–	28,125

At 30 June 2004	2	28,125	–	28,125

Details of the principal group companies are given after these financial statements.
37 Other creditors – due within one year

	2005	2004
	£ million	£ million

Ordinary dividends payable	530	513

Other creditors and accruals	54	71

	584	584

38 Amounts owed to subsidiaries
At 30 June 2004, the amounts owed to subsidiaries included £312 million ($568 million) of 9.42% unsecured cumulative capital interests. These securities were subordinated to all other liabilities of the company. These securities were redeemed during the year ended 30 June 2005.

Diageo Annual Report 2005	145	Notes to the company balance sheet

39 Post employment benefits

	2005	2004
	£ million	£ million

Present value of post employment liabilities	(22)	(21)

Related deferred tax assets	7	6

Net post employment liabilities	(15)	(15)

The Diageo UK group operates a defined benefit pension plan. It is not possible to allocate the assets and liabilities of the pension plan between individual companies and therefore the company accounts for it as a defined contribution scheme. Details of the UK pension plan are provided in note 5 to the consolidated financial statements.
     The company recognises liabilities under FRS 17 in respect of certain post employment benefits that are not funded by the pension plan.
40 Reserves attributable to equity shareholders

	Share		Capital	Profit and loss account
	premium	Merger	redemption	Own	Treasury			Total
	account	reserve	reserve	shares	shares	Other	Total	reserves
	£ million	£ million	£ million	£ million	£million	£ million	£ million	£ million

At 30 June 2004	1,331	9,161	3,058	(330)	–	2,869	2,539	16,089

Profit for the year	–	–	–	–	–	2,628	2,628	2,628

Dividends	–	–	–	–	–	(866)	(866)	(866)

Premiums on share issues, less expenses	6	–	–	–	–	–	–	6

Share trust arrangements	–	–	–	(6)	–	(9)	(15)	(15)

Actuarial losses on post employment liabilities	–	–	–	–	–	(1)	(1)	(1)

Repurchase of own shares	–	–	2	–	(649)	(61)	(710)	(708)

At 30 June 2005	1,337	9,161	3,060	(336)	(649)	4,560	3,575	17,133

The profit and loss account reserve is available for the payment of dividends.
     Own shares at 30 June 2005 comprised 42.2 million (2004 – 42.7 million) ordinary shares in the company held by employee trusts for the sole purpose of satisfying obligations under employee share schemes operated by the group.
41 Contingent liabilities
The company has guaranteed certain borrowings of subsidiaries which at 30 June 2005 amounted to £4,322 million (2004 – £5,106 million). The company has also provided irrevocable guarantees relating to the liabilities of certain of its Irish and Dutch subsidiaries. In connection with the disposal of Pillsbury, the company has guaranteed the debt of a third party to the amount of $200 million (£112 million) until November 2009.

Diageo Annual Report 2005	146	Notes to the company balance sheet

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

	Country of	Country of	Percentage of
	incorporation	operation	equity owned	Business description

Subsidiaries

Diageo Ireland	Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks

Diageo Great Britain Limited	England	Worldwide	100%	Production, marketing and distribution of premium drinks

Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks

Diageo Brands BV	Netherlands	Worldwide	100%	Production, marketing and distribution of premium drinks

Diageo North America, Inc	United States	Worldwide	100%	Production, importing and marketing of premium drinks

Diageo Capital plc(a)	Scotland	United Kingdom	100%	Financing company for the group

Diageo Finance plc(a)	England	United Kingdom	100%	Financing company for the group

Diageo Capital BV	Netherlands	Netherlands	100%	Financing company for the group

Diageo Finance BV	Netherlands	Netherlands	100%	Financing company for the group

Diageo Investment Corporation	United States	United States	100%	Financing company for the US group

Associates and investments

Moët Hennessy, SNC(b)	France	France	34%	Production and distribution of premium drinks

General Mills, Inc(c)	United States	Worldwide	7%	Manufacture and marketing of consumer food products

(a) Directly owned by Diageo plc.
(b) French partnership.
(c) The group owns 25 million shares of common stock (par value $0.10 each) in General Mills, Inc.
All percentages, unless otherwise stated, relate to holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.

Diageo Annual Report 2005	147	Principal group companies

Unaudited computation of ratio of earnings to fixed charges and preferred share dividends
Under UK GAAP (unaudited)

	Year ended 30 June
	2005	2004	2003	2002	2001
	£ million	£ million	£ million	£ million	£ million

Earnings

Income before taxes on income and minority interests	1,822	1,969	632	2,309	1,726

Less: (Income)/loss from discontinued operations before taxes on income and minority interests	(53)	(3)	1,219	(588)	(538)

Less: Share of associates’ income other than 50% associates	(179)	(373)	(379)	(200)	(169)

Add: Dividend income receivable from associates other than 50% associates	104	219	57	76	84

Add: Fixed charges	316	432	577	563	498

Less: Preferred share dividends payable	(11)	(32)	(35)	(38)	(37)

	1,999	2,212	2,071	2,122	1,564

Fixed charges

Interest payable	280	378	525	515	450

Add: Preferred share dividends payable	11	32	35	38	37

Add: Share of 50% associates’ interest payable	–	–	–	–	1

Add: One third of rental expense for continuing operations	25	22	17	10	10

	316	432	577	563	498

	ratio	ratio	ratio	ratio	ratio

Ratio	6.3	5.1	3.6	3.8	3.1

Note
The UK GAAP fixed charges in the calculation of the ratio of earnings to fixed charges and preferred share dividends excludes interest on post employment plan liabilities.
Under US GAAP (unaudited)

	Year ended 30 June
	2005	2004	2003	2002	2001
	£ million	£ million	£ million	£ million	£ million

Earnings

Income before income taxes from continuing operations	1,851	2,010	886	3,250	1,124

Less: Share of unconsolidated affiliates’ income other than 50% unconsolidated affiliates	(144)	(236)	(242)	(142)	(83)

Add: Dividend income receivable from unconsolidated affiliates other than 50% unconsolidated affiliates	104	219	57	76	84

Add: Fixed charges	241	266	672	1,029	545

Less: Preferred share dividends payable	(11)	(32)	(35)	(38)	(37)

	2,041	2,227	1,338	4,175	1,633

Fixed charges

Interest payable	205	210	609	950	461

Add: Preferred share dividends payable	11	32	35	38	37

Add: Share of 50% unconsolidated affiliates’ interest payable	–	2	1	1	2

Add: One third of rental expense for continuing operations	25	22	27	40	45

	241	266	672	1,029	545

	ratio	ratio	ratio	ratio	ratio

Ratio	8.5	8.4	2.0	4.1	3.0

Note
Interest payable under US GAAP includes a credit of £75 million in respect of fair value adjustments to the group’s derivative instruments (2004 – a credit of £164 million; 2003 – a charge of £88 million; 2002 – a charge of £436 million; 2001 – a charge of £12 million).

Diageo Annual Report 2005	148	Unaudited computation of ratio of earnings to fixed charges and preferred share dividends

Reporting under International Financial Reporting Standards
Introduction
Diageo currently prepares its primary financial statements under UK generally accepted accounting principles (UK GAAP). In future, the group is required to prepare its consolidated financial statements in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). Diageo’s first IFRS results will be for the six months ending 31 December 2005 and the year ending 30 June 2006. Those financial statements will present comparative information for the year ended 30 June 2005 prepared under IFRS. This involves preparation of an opening IFRS balance sheet at 1 July 2004, which is the group’s date of transition to IFRS reporting.
Basis of preparation
The group is complying with IFRS for the first time for the year ending 30 June 2006 and the impact of the transition to IFRS is described below in accordance with IFRS applicable at 30 June 2005. These standards are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the International Accounting Standards Board (IASB) and are therefore still subject to change.
     IFRS 1 – First-time adoption of International Financial Reporting Standards permits certain optional exemptions from full retrospective application of IFRS accounting policies and the following options have been adopted as at the date of transition:
•	Business combinations: Business combinations prior to the date of transition have not been restated onto an IFRS basis.
•	Cumulative translation differences: The cumulative translation difference arising on consolidation has been deemed to be zero at the date of transition.
•	Share-based payments: Full retrospective application has been adopted.
     The group is adopting the provisions of IAS 39 – Financial instruments: recognition and measurement from 1 July 2005. Financial instruments in the year ended 30 June 2005 remain recorded in accordance with the current UK GAAP accounting policies, and the adjustment to IFRS will be reflected in the balance sheet at 1 July 2005.
Nature of IFRS adjustments
The main adjustments from UK GAAP to IFRS are as follows:
Employee benefits
Share-based payments
Under UK GAAP, the group expensed the intrinsic value of equity settled share options granted, being the difference between the market value of the shares at the time of the award of an option and the exercise price of the option, to the income statement over the minimum life of the option. Under IFRS 2 – Share-based payment, equity settled share-based transactions with employees are required to be measured at the fair value of the option at the date of grant which forms the basis of the charge to the income statement over the vesting period. The fair values of the grants have been calculated based on the binomial and Monte Carlo option pricing models. The group has adopted the transitional arrangements that allow companies to apply IFRS 2 retrospectively to all options granted but not fully vested at 30 June 2004 (where the fair value has been previously disclosed).
     The deferred tax credit under IFRS 2 is calculated based on the difference between the market price at the balance sheet date and the option exercise price of the shares at the date of exercise. The deferred tax charge is therefore not comparable with the operating profit charge.
Post employment benefits
Diageo’s accounting for pensions and other post employment benefits under IFRS will be substantially the same as that already applied under UK GAAP. There are however a number of minor differences that give a slight variation in the valuations of the assets and liabilities in the schemes. These include the use of bid prices rather than mid-market prices to value the assets in the schemes, and a different actuarial method for valuing certain risk benefits (death in service and ill health benefits) representing the liabilities of the schemes. In addition, under UK GAAP, the costs of administering the schemes were charged as service costs and included in operating profit. Under IFRS, these costs are included in the expected rate of return assumption and, as a consequence, are included in finance charges in the income statement.
Biological assets
Under UK GAAP, Diageo’s vines and the grapes on the vines were measured at the historical cost of the vine less accumulated depreciation where appropriate. Under IAS 41 – Agriculture, Diageo will recognise its biological assets, being its vines and grapes on the vines, at fair value. Any changes in the fair value of such biological assets are recognised in the income statement.

Diageo Annual Report 2005	149	Reporting under International Financial Reporting Standards

Joint ventures
Under IFRS, the legal and contractual power to control or significantly influence is the key consideration when determining whether an entity is a subsidiary, joint venture or associate. Under UK GAAP, consideration is given to the control or significant influence actually exercised in practice when making this decision. A review of investments concluded that the group’s beer interests in Malaysia and Singapore, currently subsidiaries under UK GAAP, will be classified as jointly controlled entities under IFRS. As a consequence, these entities previously fully consolidated (with a minority interest) under UK GAAP will, under IFRS, be proportionately consolidated. This adjustment does not affect the retained profit of the group.
     IAS 31 – Interests in joint ventures defines a jointly controlled entity as an entity where all parties enter into a contractual arrangement that specifies joint control, by unanimous consent, of all strategic financial and operating decisions. IFRS allows the group to adopt either proportionate consolidation or the equity method when consolidating jointly controlled entities. Diageo has adopted proportionate consolidation as its group policy. This will result in some group entities, currently equity accounted under UK GAAP, being proportionately consolidated under IFRS.
     For all proportionately consolidated entities, the IFRS balance sheet will include only the group’s share of the assets and liabilities of those entities. Where an entity was previously fully consolidated under UK GAAP, the minority interest portion will not exist under IFRS.
Foreign exchange
The group has a number of inter-company funding arrangements. Under UK GAAP and IAS 21 – The effects of changes in foreign exchange rates, exchange rate differences on monetary items are recognised in the income statement unless the monetary item forms part of a net investment in a foreign entity. IAS 21, as currently drafted, is more prescriptive in determining which loans, including inter-company loans, may be designated as part of the group’s net investment or as a net investment hedge. This has resulted in a gain, under IFRS, for the year ended 30 June 2005 being transferred from reserves to finance income/(charges) in the income statement. This does not reflect an economic gain or loss for the group. The International Accounting Standards Board has indicated that certain provisions within IAS 21 are proposed to be amended.
Income taxes
Under IAS 12 – Income taxes, deferred tax is recognised in respect of nearly all taxable temporary differences arising between the tax written down value of assets and liabilities and the book value. Under UK GAAP, deferred tax is recognised on timing differences. This results in deferred tax being recognised under IFRS on certain temporary differences that would not have given rise to deferred tax under UK GAAP. In addition to the new deferred tax assets and liabilities in respect of share-based payments, post employment benefits and agriculture, the group’s balance sheet includes an additional deferred tax asset representing the recognition of tax benefits of group reorganisations made in prior years. This deferred tax asset will be amortised through the income statement over the period that tax benefits are received.
     Over a number of years, the group has made a number of acquisitions and consequently recognised brand and other intangibles on its balance sheet. Some of these acquisitions were structured as an acquisition of a legal entity and therefore the brand intangible has no equivalent tax basis. The group has therefore recognised an incremental deferred tax liability with an equivalent adjustment to goodwill. This includes, as a consequence of the Ursus and Chalone acquisitions during the year ended 30 June 2005, an additional deferred tax liability, only required under IFRS, which has also been included in goodwill. The deferred tax liabilities established on brands will only crystallise on any subsequent disposal or impairment of the brands in respect of which they have been established.
     Other deferred tax adjustments, on compliance with IFRS, include: a reduction of the deferred tax asset in respect of unrealised profits on the intra-group transfer of inventories; an additional deferred tax liability in respect of rolled over capital gains on the disposal of property; additional deferred tax liabilities in respect of fair value adjustments on the Seagram acquisition; and the reversal of deferred tax liabilities not required under IFRS.
     Under IAS 1 – Presentation of financial statements, the tax charge on the face of the income statement comprises the tax charge of the company, its subsidiaries and the share of any joint ventures that are proportionately consolidated. The group’s share of its associated undertakings’ tax charges are included as part of the share of associates’ profits rather than being part of the tax charge, as under UK GAAP.
Other adjustments
Intangible assets Prior to the transition date, goodwill arising from the acquisition of a business was amortised through the income statement over a maximum of 20 years. IFRS requires that an impairment review of goodwill is carried out at the date of transition irrespective of whether an indicator exists that goodwill may be impaired. As none of the goodwill was impaired at either 1 July 2004, or 30 June 2005, the UK GAAP amortisation for the year ended 30 June 2005 has not been charged to the income statement under IFRS.
     Under UK GAAP, goodwill acquired prior to 1 July 1998 was eliminated directly against reserves. The gain or loss on the disposal of a previously acquired business reflects the attributable amount of purchased goodwill in respect of that business. As Diageo has opted not to restate business combinations prior to the date of transition, the goodwill written off to reserves under UK GAAP has been frozen and remains in reserves. During the year ended 30 June 2005, the group disposed of 53.9 million shares in General Mills for which attributable goodwill, previously written off to reserves, was recycled to the income statement and charged to the loss on disposal under UK GAAP. This adjustment is not required under IFRS, with the result that a gain on the disposal of the General Mills shares is reported in the IFRS income statement, instead of the loss reported under UK GAAP.

Diageo Annual Report 2005	150	Reporting under International Financial Reporting Standards

Reporting under International Financial Reporting Standards continued
Dividends Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the directors, were deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they related. Under IAS 10 – Events after the balance sheet date, proposed dividends are not considered to be a liability until they are approved by the Diageo board for the interim dividend and by the shareholders at the annual general meeting for the final dividend. Under IFRS, the amount of the final dividend has been removed from current liabilities.
Leases The group has applied the requirements of IAS 17 – Leases to all of its leases and has reclassified certain leases from operating to finance leases.
Revaluation reserve The group last revalued its land and buildings in 1992 (Guinness) and 1988 (GrandMet). At 30 June 2005 there was a difference between the revalued net book value of property, plant and equipment and the historical net book value. Under IFRS, it was determined not to recognise any revaluations and, as a consequence, the revaluation reserve has been eliminated against property, plant and equipment.
Moët Hennessy The operations of Moët Hennessy are conducted through a partnership and a limited company in which Diageo has 34% interests. Moët Hennessy has undertaken an exercise to restate its financial statements for the impacts of IFRS. Diageo has adjusted some of these restatements to ensure consistency with its own IFRS group accounting policies. Both the group’s share of net assets of Moët Hennessy and the group’s share of profit from associates for the year ended 30 June 2005 increased, primarily due to the reversal of goodwill amortisation (IFRS 3 – Business combinations), the fair value of harvested produce (IAS 41 – Agriculture) and pension charges (IAS 19 – Employee benefits).
Exchanges Under UK GAAP, the group has recognised revenue on the exchange of surplus maturing whisky inventories with other UK distillers. IFRS does not permit the recognition of revenue on the exchange of similar assets, therefore this revenue, together with an equal and opposite cost of sales amount, will no longer be recognised. This adjustment does not impact on the operating profit of the group.
Reclassifications
A number of items have been reclassified in the income statement and balance sheet to comply with IFRS presentation. These include:
Format of the income statement UK GAAP and IFRS permit costs in the income statement to be classified either by function (expenses allocated to cost of sales, marketing or administrative expenses) or by nature (expenses analysed between purchases of materials, depreciation, staff costs and advertising costs). Under UK GAAP, Diageo has reported costs in the income statement and accompanying notes by nature but, under IFRS, will report costs on the face of the income statement by function.
Deferred tax As a consequence of the deferred tax IFRS adjustments, certain net deferred tax asset and liability positions under UK GAAP have switched under IFRS.
Post employment liabilities Deferred tax balances in respect of post employment assets and liabilities are no longer netted off against those post employment balances, but are classified together with other deferred tax balances. In addition, post employment assets must be shown separately from post employment liabilities and not netted off.
Associates Under UK GAAP, the group’s share of associated undertakings’ operating profit, exceptional items, interest and tax have been disclosed separately in the consolidated income statement. IFRS requires these items to be disclosed as a single line in the income statement.
Capitalised software Computer software which is not an integral part of a related item of hardware is required under IFRS to be reclassified from property, plant and equipment to intangible assets.
Cash and cash equivalents IFRS replaces the consolidated balance sheet term ‘cash at bank and liquid resources’ with ‘cash and cash equivalents’. Cash equivalents are defined as short term highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant changes in value. This has resulted in a transfer from cash at bank and liquid resources to ‘trade and other receivables’ and from cash at bank and other receivables to ‘other investments’.
Provisions IFRS requires all liabilities to be analysed between amounts due within one year and after one year. This has resulted in a transfer from ‘provisions for liabilities and charges’ to current liabilities.
Financial instruments Diageo will not present comparative information that complies with IAS 39 and IAS 32 – Financial instruments: disclosure and presentation for the year ended 30 June 2005. Financial instruments for the year ended 30 June 2005 and as at 30 June 2005 will be recognised and presented in accordance with current UK GAAP accounting policies. The IFRS financial statements will comply with the provisions of IAS 39 from 1 July 2005 and these adjustments will be reflected in the opening balance sheet at 1 July 2005.
     The impacts on compliance with IAS 39 and IAS 32 at 1 July 2005 will increase investments, other assets and deferred tax balances. In addition, the adjustment will increase financial liabilities and borrowings. The overall impact of compliance will increase net assets at 1 July 2005.

Diageo Annual Report 2005	151	Reporting under International Financial Reporting Standards

Additional information for shareholders
Legal proceedings
(i) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. The complaint was amended on 29 December 2004 to add eight additional local Colombian government entities as plaintiffs. Diageo intends to vigorously defend itself against this lawsuit.
(ii) Alcohol advertising litigation At least nine nearly identical putative class actions are pending in state and federal courts in the United States against Diageo, Diageo North America Inc and other Diageo entities, along with a large group of other beverage alcohol manufacturers and importers. All have been brought by the same counsel. In each action, the plaintiffs seek to pursue their claims on behalf of parents and guardians of underage drinkers who bought alcohol beverages during the period from 1982 to the present; and in all but one of the actions, plaintiffs seek to pursue claims on behalf of all parents and guardians of children currently under the age of 21.
     Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. Some complaints include additional claims for conspiracy, nuisance and other theories of recovery.
     The US domestic defendants (including Diageo North America Inc) have moved or will at an appropriate time move to dismiss each of the actions. Three motions to dismiss are fully briefed and await decision. There has been no discovery to date.
(iii) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.
Material contracts
Agreement for the sale of Burger King Corporation On 13 December 2002, Gramet Holdings Corp (Seller), Diageo and Delaware Champion Acquisition Corporation (Buyer) entered into an Amended and Restated Stock Purchase Agreement (the Agreement). Pursuant to the Agreement all of the capital stock of Burger King Corporation was sold to Buyer on 13 December 2002 (the Closing). The purchase price pursuant to the Agreement was $1.51 billion. As a result of closing adjustments specified in the Agreement (which were based on estimates as of the date of the sale), Diageo received approximately $1.2 billion in cash and a subordinated debt instrument issued by the holding company owning all of the capital stock of Burger King in an original principal amount of $212.5 million (the Debt Instrument). The Debt Instrument contains a 9% per annum payment in kind interest rate and matures on 13 June 2013. In connection with the transactions contemplated by the Agreement, Diageo (and certain of its wholly owned subsidiaries) agreed to guarantee (the Guarantee) a $750 million term loan and a $100 million revolving line of credit on behalf of Burger King and its subsidiaries (the Senior Loans). On 13 July 2005, Burger King completed the refinancing of its credit facilities on a stand-alone basis. Diageo was released from its obligations under the guarantee of the Senior Loans and also received full repayment of the principal of the Debt Instrument plus accrued interest.
Supplemental marketing agreement and waiver On 23 June 2004, Diageo and General Mills, Inc entered into a Supplemental Marketing Agreement and Waiver (SMA). Under the terms of the SMA, Diageo and General Mills have agreed, until the first anniversary of the effectiveness of the Registration Statement filed by General Mills on 23 June 2004 registering 49,907,680 of Diageo’s shares of General Mills stock (the Registration Statement), to work in good faith toward the implementation of a transaction to sell 49,907,680 shares of General Mills common stock, or any smaller number agreed to by General Mills and Diageo, currently owned by Diageo. The agreement further contemplates that: (i) a portion of the shares, which portion will be 49,907,680 less the number of shares sold to General Mills as described in (ii) below will be sold directly by Diageo; and (ii) at the same time, General Mills will repurchase from Diageo a number of shares determined by Diageo having an aggregate value of between $500 million and $750 million, and General Mills or a third party will sell equity-linked securities related to those shares.
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

Diageo Annual Report 2005	152	Additional information for shareholders

Additional information for shareholders continued
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
Related party transactions
Agreements with General Mills On 31 October 2001 (Completion), Diageo completed the disposal to General Mills, Inc of The Pillsbury Company and the capital stock or other equity interests of entities that comprised Diageo’s worldwide packaged food business.
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
     At completion of the disposal, Diageo, General Mills and the Gramet Holdings Corporation, the sole stockholder of Pillsbury and an indirect wholly-owned subsidiary of Diageo, entered into the Stockholders Agreement. The Stockholders Agreement provides, amongst other things, for:
•	a standstill provision, pursuant to which Diageo will be precluded from seeking to gain control of,or buying additional shares in, General Mills until the earlier of 20 years following Completion, or three years following the date on which Diageo owns less than 5% of General Mills’ outstanding shares;
•	a requirement that Diageo dispose of at least 75% of the General Mills shares acquired at Completion within 10 years;
•	voting restrictions for the General Mills shares acquired by Diageo. Diageo is required to vote all of its General Mills shares in favour of the director nominees recommended by the General Mills board of directors. On all other matters, the agreement generally requires pass-through voting by Diageo, so its shares will be voted in the same proportion as the other General Mills shares are voted for a period of 10 years or until Diageo owns less than 5% of General Mills’ outstanding shares, whichever is earlier;
•	representation on the General Mills board for Diageo. On 23 June 2004, Diageo and General Mills amended the Stockholders Agreement to permanently eliminate Diageo’s right to board representation;
•	participation by Diageo in General Mills’share repurchase programmes unless the repurchases are made by a tender offer or made in connection with the General Mills employee benefit plans; and
•	registration rights for Diageo for its General Mills shares. At any time within one year of Completion or at any date over 20 months after Completion, Diageo may require General Mills to file a Registration Statement under the United States Securities Act of 1933 in respect of all or a portion of the General Mills shares received at Completion. Diageo may make up to 12 demands, but each registration must cover shares valued in excess of $300 million and only one demand may be made during any nine-month period.

Diageo Annual Report 2005	153	Additional information for shareholders

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
     On 23 June 2004, Diageo and General Mills entered into a Supplemental Marketing Agreement and Waiver with respect to a Registration Statement filed by General Mills on 23 June 2004 registering 49,907,680 of Diageo’s shares in General Mills (see ‘Additional information for shareholders – Material contracts’).
     On 23 June 2004, General Mills filed a Registration Statement with the US Securities and Exchange Commission that included 49,907,680 shares of General Mills owned by Diageo. On 4 October 2004, Diageo completed the sale of these shares in a publicly registered offering and transferred a further 4 million General Mills shares to the Diageo UK pension fund.
     On 24 August 2005, Diageo, which ceased to be an affiliate of General Mills in October 2004, entered into a put option agreement giving the group the option to sell all of its remaining shares of common stock in General Mills to Lehman Brothers International (Europe) for settlement over five business days between 4 and 10 November 2005, for the exercise price of $51.56 per share. The premium to be paid by Diageo for the put options is $5.56 per share, payable at the time of settlement, giving net proceeds in the event that the option is exercised of $1,150 million.
Other Transactions with directors are disclosed in the directors’ remuneration report (see ‘Directors’ remuneration report – Additional information’).
Share capital
As at 15 September 2005, Diageo had an authorised share capital of 5,329 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £1,542 million and an allotted and fully paid share capital of 3,050.4 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £883 million (including treasury shares and shares owned by the employee share trusts).
Major shareholders At 15 September 2005, the following substantial interest (3% or more) in the company’s ordinary share capital (voting securities) had been notified to the company: The Capital Group Companies, Inc – 121,175,687 ordinary shares (3.97% of the issued ordinary share capital (excluding treasury shares) of Diageo plc at 24 September 2004, the date of notification). The company’s substantial shareholder does not have different voting rights. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government.
     Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company.
     As of the close of business at 15 August 2005, 362,010,356 ordinary shares, including those held through ADSs, were held by approximately 2,295 holders (including American Depositary Receipt (ADR) holders) with registered addresses in the United States, representing approximately 12.25% of the outstanding ordinary shares (excluding treasury shares). At such date, 90,263,078 ADSs were held by 1,530 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet PLC or Guinness PLC ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.
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

Diageo Annual Report 2005	154	Additional information for shareholders

Additional information for shareholders continued
The following table shows, for the periods indicated, the reported high and low middle market quotations (which represent an average of bid and asked prices) for the ordinary shares on the Exchange, taken from its Daily Official List, and the highest and lowest sales prices for ADSs as reported on the NYSE composite tape.

Year ended 30 June
		2005	2004	2003	2002	2001
		pence	pence	pence	pence	pence

Per ordinary share	High	824	780	851	941	792

	Low	658	625	582	644	560

Three months ended
		Sep 2003	Dec 2003	March 2004	June 2004	Sep 2004	Dec 2004	March 2005	June 2005
		pence	pence	pence	pence	pence	pence	pence	pence

Per ordinary share	High	685	743	755	780	733	751	759	824

	Low	625	646	696	706	658	697	721	758

2005
		Up to 15 Sep	August	July	June	May	April	March	February
		pence	pence	pence	pence	pence	pence	pence	pence

Per ordinary share	High	829.5	799	839	824	810	792	758	759

	Low	805	776	785	788	783	758	732	729

Year ended 30 June
		2005	2004	2003	2002	2001
		$	$	$	$	$

Per ADS	High	60.96	57.38	52.36	55.01	45.38

	Low	48.58	40.59	38.00	38.50	32.56

Three months ended
		Sep 2003	Dec 2003	March 2004	June 2004	Sep 2004	Dec 2004	March 2005	June 2005
		$	$	$	$	$	$	$	$

Per ADS	High	44.80	52.86	57.38	56.39	54.20	57.88	58.53	60.96

	Low	40.59	43.66	51.25	52.30	48.58	50.47	54.53	57.33

2005
		Up to 15 Sep	August	July	June	May	April	March	February
		$	$	$	$	$	$	$	$

Per ADS	High	61.49	57.97	59.43	60.01	60.96	60.50	58.53	58.36

	Low	59.26	55.74	55.16	57.56	58.12	57.33	56.60	55.35

At close of business on 16 September 2005, the market prices for ordinary shares and ADSs were 815 pence and $59.65, respectively.

Diageo Annual Report 2005	155	Additional information for shareholders

Memorandum and articles of association
The following description summarises certain provisions of Diageo’s memorandum and articles of association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 1985 of Great Britain (the Companies Act), as amended, and Diageo’s memorandum and articles of association. Information on where investors can obtain copies of the memorandum and articles of association is provided under – ‘Documents on display’ below.
     A resolution will be put to the 2005 Annual General Meeting on 18 October 2005 to adopt a revised set of articles of association. The majority of the proposed changes are ‘good housekeeping’ in nature. If adopted, a summary of the new articles will appear in the 2006 Annual Report.
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
     Under Diageo’s articles of association, a director cannot vote in respect of any proposal in which the director, or any person connected with the director, has a material interest. However, this restriction on voting does not apply to resolutions (a) giving the director any guarantee, security or indemnity in respect of obligations or liabilities incurred for the benefit of Diageo, (b) giving any guarantee, security or indemnity to a third party in respect of obligations of Diageo for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities of Diageo in which the director participates or may participate as a holder of shares or other securities or in the underwriting, (d) relating to any contract in which the director is interested by virtue of the director’s interest in securities of Diageo or by reason of any other interest in or through Diageo, (e) concerning any other company in which the director (together with any connected person) is a shareholder or an officer or is otherwise interested, provided that the director (together with any connected person) is not interested in more than 1% of any class of the company’s equity share capital or the voting rights available to its shareholders, (f ) relating to the arrangement of any employee benefit (including any retirement benefit plan) in which the director will share equally with other employees, and (g) relating to any insurance that Diageo purchases or maintains for its directors or any group of people, including directors.
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

Diageo Annual Report 2005	156	Additional information for shareholders

Additional information for shareholders continued
Voting rights Voting at any general meeting of shareholders is by a show of hands unless a poll is duly demanded. On a show of hands, every shareholder who is present in person at a general meeting, including the duly authorised representative of a corporate holder of Diageo’s shares which is not itself a shareholder entitled to vote, has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder. A poll may be demanded by any of the following:
•	the Chairman of the meeting;
•	at least three shareholders entitled to vote and present in person,by proxy or by duly authorised representative at the meeting;
•	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting and present in person, by proxy or by duly authorised representative; or
•	any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right and present in person, by proxy or by duly authorised representative.
Matters are transacted at general meetings of Diageo by the proposing and passing of three kinds of resolutions:
•	an ordinary resolution,which includes resolutions for the election,re-election and removal of directors,the approval of financial statements, the declaration of final dividends, the appointment or re-appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;
•	a special resolution,which includes resolutions amending Diageo’s memorandum and articles of association or relating to certain matters concerning Diageo’s winding up; and
•	an extraordinary resolution,which includes resolutions modifying the rights of any class of Diageo’s shares at a meeting of the holders of such class.
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
Disclosure of interests in Diageo’s shares There are no provisions in the articles of association whereby persons acquiring, holding or disposing of a certain percentage of Diageo’s shares are required to make disclosure of their ownership percentage, although there are such requirements under the Companies Act. The basic disclosure requirement under sections 198 to 211 of the Companies Act imposes upon a person interested in the shares of Diageo a statutory obligation to notify Diageo in writing of details set out in the Companies Act where:
(a)	he acquires or ceases to have an interest in shares comprising any class of Diageo’s issued and voting share capital; and
(b)	as a result, either he obtains, or ceases to have:
(i)	a ‘material interest’ in 3% or more of the nominal value of any class of Diageo’s issued voting share capital; or
(ii)	an aggregate interest (whether material or not) in 10% or more of the nominal value of any class of Diageo’s issued voting share capital, or the percentage of his interest in Diageo’s issued voting share capital remains above the relevant level and changes by a whole percentage point or more.

Diageo Annual Report 2005	157	Additional information for shareholders

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
Repurchase of shares Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Act. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo’s issued share capital. Diageo currently has shareholder authority to buy back up to 305,752,223 ordinary shares during the period up to the Annual General Meeting. The minimum price which must be paid for such shares is 28 101/108pence and the maximum price is an amount equal to 105% of the average of the middle market quotations for an ordinary share for the five preceding business days.
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

Diageo Annual Report 2005	158	Additional information for shareholders

Additional information for shareholders continued
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
A US holder is a beneficial owner of ordinary shares, ADSs or preferred securities that is for United States federal income tax purposes:
•	a citizen or resident of the United States;
•	a United States domestic corporation;
•	an estate whose income is subject to United States federal income tax regardless of its source;or
•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust.
This section is not intended to provide specific advice and no action should be taken or omitted to be taken in reliance upon it. This discussion addresses only United States federal income tax and United Kingdom income tax, corporation tax, capital gains tax, inheritance tax and stamp taxes.

Diageo Annual Report 2005	159	Additional information for shareholders

Ordinary shares or ADSs
United Kingdom taxation There is no United Kingdom withholding tax on dividends. A shareholder who is an individual resident for United Kingdom tax purposes in the United Kingdom that receives a dividend from the company will generally be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related credit, known as the gross dividend, which will be regarded as the top slice of the individual’s income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend calculated as 32.5% of the gross dividend less the related tax credit. A shareholder that is a company resident for tax purposes in the United Kingdom will not generally be taxable on any dividend it receives in respect of the shares. A shareholder who is not liable for tax on dividends received on the shares will not be entitled to claim payment of the tax credit in respect of those dividends.
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
United States taxation Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend paid to a US holder by Diageo in respect of its ordinary shares or ADSs out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a non-corporate US holder before 1 January 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the ordinary shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by Diageo with respect to its ordinary shares or ADSs will be qualified dividend income to US holders that meet the holding period requirement. US holders that are eligible for the benefits of the Old Treaty and have properly filed Internal Revenue Form 8833 may include any United Kingdom tax deemed withheld from the dividend payment in this gross amount even though they do not in fact receive it. Subject to certain limitations, the United Kingdom tax deemed withheld in accordance with the Old Treaty and paid over to the United Kingdom will be creditable against the US holder’s United States federal income tax liability. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Under the New Treaty, a US holder will not be entitled to a United Kingdom tax refund, but also will not be subject to United Kingdom withholding tax. In that case, the US holder therefore will include in income for United States federal income tax purposes only the amount of the dividend actually received, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.
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

Diageo Annual Report 2005	160	Additional information for shareholders

Additional information for shareholders continued
Taxation of capital gains
United Kingdom taxation A citizen or resident of the United States who is neither resident nor ordinarily resident in the United Kingdom will not be liable for United Kingdom tax on gains realised or accrued on the sale or other disposal of ordinary shares, ADSs or preferred securities unless the ordinary shares or ADSs or preferred securities are held in connection with a trade or business carried on by the holder in the United Kingdom through a United Kingdom branch, agency or a permanent establishment. A US holder will be liable for United States federal income tax on such gains to the same extent as on any other gains from sale or dispositions of shares or stock.
     A US holder who is liable for both United Kingdom and United States tax on a gain on the disposal of ordinary shares, ADSs or preferred securities will generally be entitled, subject to certain limitations, to a credit against the holder’s United States federal income tax liability for the amount of any United Kingdom tax paid in respect of such gain.
United States taxation Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of ordinary shares, ADSs or preferred securities, will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that is realised and the tax basis, determined in US dollars, in the ordinary shares, ADSs or preferred securities. Capital gain of a non-corporate US holder that is recognised on or after 6 May 2003 and before 1 January 2009 is taxed at a maximum rate of 15% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
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

Diageo Annual Report 2005	161	Additional information for shareholders

Signature
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.
Diageo plc
(Registrant)
/s/ NC ROSE
NC Rose
Chief Financial Officer
20 September 2005

Diageo Annual Report 2005	162	Signature

Exhibits
1.1	Memorandum and Articles of Association of Diageo plc (incorporated by reference to Diageo plc’s Form 6-K filed on 15 November 2002)
2.1	Indenture, among Diageo Capital plc, Diageo plc and Citibank N.A., dated as of 3 August 1998 (incorporated by reference to Exhibit 4.1 to Diageo plc’s Registration Statement on Form F-3 (Commission File No. 333-8874))
2.2	Indenture, among Diageo Investment Corporation, Diageo plc and Citibank N.A., dated as of 1 June 1999 (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))
2.3	Indenture, among Diageo Finance B.V., Diageo plc and Citibank N.A., dated as of 8 December 2003 (incorporated by reference to Exhibit 4.4 to Diageo plc’s Registration Statement on Form F-3 (Commission File No. 333-110804))
4.1	Amended and Restated Stock Purchase Agreement among Gramet Holdings Corp., Diageo plc and Delaware Champion Acquisition Corporation, dated as of 13 December 2002 (incorporated by reference to Diageo plc’s Form 6-K filed on 10 January 2003)
4.2	Stockholders Agreement, dated 31 October 2001 by and among General Mills, Inc., Gramet Holdings Corporation and Diageo plc (incorporated by reference to Exhibit 4.3 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))
4.3	Supplemental Marketing Agreement and Waiver, dated 23 June 2004 by and among General Mills, Inc., Diageo plc and Diageo Atlantic Holdings B.V. (incorporated by reference to Exhibit (i) to Diageo plc’s Amendment No. 3 to Schedule 13D filed on 24 June 2004)
4.4	Second Amendment to Stockholders Agreement by and among General Mills, Inc., Diageo plc and Diageo Atlantic Holdings B.V. (incorporated by reference to Exhibit (j) to Diageo plc’s Amendment No. 3 to Schedule 13D filed on 24 June 2004)
4.5	SOFIA: an agreement relating to the termination of the Framework and Implementation Agreement between Diageo plc and Pernod Ricard S.A., dated 21 December 2002 (incorporated by reference to Exhibit 4.6 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))
4.6	Service Agreement, among Diageo plc and Paul S. Walsh, dated 7 October 1999 (incorporated by reference to Exhibit 4.6 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))
4.7	Service Agreement, among Diageo plc and Nicholas C. Rose, dated 1 October 2000 (incorporated by reference to Exhibit 4.7 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))
4.8	Letter of Agreement, among Diageo plc and Lord Blyth of Rowington, dated 7 October 1999 (incorporated by reference to Exhibit 4.8 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))
4.9	Letter of Agreement, among Diageo plc and Lord Blyth of Rowington, dated 7 March 2002 (incorporated by reference to Exhibit 4.10 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))
4.10	Letter of Agreement, among Diageo plc and Lord Blyth of Rowington, dated 10 September 2003 (incorporated by reference to Exhibit 4.11 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))
4.11	Form of Service Agreement for Diageo plc’s executives in the United Kingdom (incorporated by reference to Exhibit 4.12 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))
4.12	Form of Service Agreement for Diageo plc’s executives in the United States (incorporated by reference to Exhibit 4.13 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))
4.13	The Diageo plc Senior Executive Share Option Plan (incorporated by reference to Exhibit 99.1 to Diageo plc’s Registration Statement on Form S-8 (Commission File No. 333-11462))
4.14	The Diageo plc Executive Share Option Plan Rules (incorporated by reference to Exhibit 99.1 to Diageo plc’s Registration Statement on Form S-8 (Commission File No. 333-11460))
4.15	The Diageo plc Associated Companies Share Option Plan (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))
4.16	Diageo plc Long Term Incentive Plan Rules (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))
4.17	The Diageo plc Share Incentive Plan (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))
8.1	Principal group companies (incorporated by reference to page 147 in the Annual Report)
12.1	Certification of Paul S. Walsh filed pursuant to 17 CFR 240.13a-14(a)
12.2	Certification of Nicholas C. Rose filed pursuant to 17 CFR 240.13a-14(a)
13.1	Certification of Paul S. Walsh furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350(a) and (b)
13.2	Certification of Nicholas C. Rose furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350(a) and (b)
15.1	Consent of independent registered public accounting firm

Diageo Annual Report 2005	163	Exhibits

Cross reference to Form 20-F
The information in this document that is referenced in the following table and the cautionary statement concerning forward-looking statements on page 21 is included in Diageo’s 2005 Form 20-F and is filed with the Securities and Exchange Commission (SEC).

Item	Required item in 20-F	Page

Part I

1.	Identity of directors, senior management and advisers
Not applicable

2.	Offer statistics and expected timetable
Not applicable

3.	Key information
	Five year information	3-7
	Risk factors	18-20

4.	Information on the company
	Business description	8-17
	Principal group companies	147

5.	Operating and financial review and prospects
	Operating and financial review	22-47
	Trend information	47
	Liquidity and capital resources	48-51
	Contractual obligations	51-52
	Off-balance sheet arrangements	52
	Critical accounting policies	54-56
	Discussion of US GAAP differences	56-58
	New accounting standards	58-59

6.	Directors, senior management and employees
	Directors and senior management	60-62
	Directors’ remuneration report	63-72
	Corporate governance report – Board of directors	73-74
	Audit committee	74
	Remuneration committee	75
	Directors’ report – Directors	80
	Employees	15

7.	Major shareholders and related party transactions
	Related party transactions	72, 153-154
	Major shareholders	154

8.	Financial information
	Dividends	6
	Report of independent registered public accounting firm	82
	Consolidated primary financial statements	83-87
	Accounting policies	88-89
	Notes to the consolidated financial statements	90-143
	Principal group companies	147
	Legal proceedings	152

9.	The offer and listing
	Trading market for shares	154-155

Diageo Annual Report 2005	164	Cross reference to Form 20-F

Cross reference to Form 20-F   continued

Item	Required item in 20-F	Page

10.	Additional information
	Material contracts	152-154
	Share capital	154
	Memorandum and articles of association	156-158
	Exchange controls	158
	Documents on display	158
	Taxation	159-161

11.	Quantitative and qualitative disclosures about market risk
	Risk management	52-54
	Sensitivity analysis	54

12.	Description of securities other than equity securities
	Not applicable

Part II

13.	Defaults, dividend arrearages and delinquencies
	Not applicable

14.	Material modifications to the rights of security holders and use of proceeds
	Not applicable

15.	Controls and procedures
	Filings assurance committee	76

16A.	Audit committee financial expert	74
16B.	Compliance programme	77
16C.	Auditor fees	96
16D.	New York Stock Exchange corporate governance rules	78-79
16E.	Capital repayments	49
	Purchases of own shares	80

17.	Financial statements
	Not applicable

Part III

18.	Financial statements
	Report of independent registered public accounting firm	82
	Consolidated primary financial statements	83-87
	Accounting policies	88-89
	Notes to the consolidated financial statements	90-143
	Principal group companies	147

19.	Exhibits	163

Additional information
Unaudited computation of ratio of earnings to fixed charges and preferred share dividends		148
Glossary of terms and US equivalents		166
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

Diageo Annual Report 2005	165	Cross reference to Form 20-F

Glossary of terms and US equivalents
In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Term used in UK Annual Report	US equivalent or definition
Acquisition accounting	Purchase accounting
Associates	Entities accounted for under the equity method
American Depositary Receipt (ADR)	Receipt evidencing ownership of an ADS
American Depositary Share (ADS)	Registered negotiable security, listed on the New York Stock Exchange, representing four Diageo plc ordinary shares of 28 101/108 pence each
Called up share capital	Common stock
Capital allowances	Tax depreciation
Capital redemption reserve	Other additional capital
Company	Diageo plc
Creditors	Accounts payable and accrued liabilities
Debtors	Receivables
Employee share schemes	Employee stock benefit plans
Employment or staff costs	Payroll costs
Equivalent units	An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. To convert volume of products other than spirits to equivalent units: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five and ready to drink in nine litre cases divide by 10.
Euro, €	Euro currency
Exceptional items	Items that, in management’s judgement, need to be disclosed separately by virtue of their size or incidence. Exceptional items under UK GAAP do not represent extraordinary items under US GAAP.
Excise duty	Tax charged by a sovereign territory on the production, manufacture, sale or distribution of selected goods (including imported goods) within that territory. Excise duties are generally based on the quantity or alcohol content of goods, rather than their value and are typically applied to alcohol products and fuels.
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Free cash flow	Net cash flow arising from operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, and capital expenditure and financial investment
Freehold	Ownership with absolute rights in perpetuity
GAAP	Generally accepted accounting principles
GrandMet	Grand Metropolitan Public Limited Company and its consolidated subsidiaries
Group and Diageo	Diageo plc and its consolidated subsidiaries
Guinness Group	Former Guinness PLC and its consolidated subsidiaries
Impact	An international drinks magazine that is independent from industry participants
Merger	Merger of Grand Metropolitan Public Limited Company and Guinness PLC, effective 17 December 1997
Merger accounting	Pooling of interests
Net asset value	Book value
Net sales (after deducting excise duties)	Turnover less excise duties
Noon buying rate	Buying rate at noon in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York
Operating profit	Net operating income
Operating margin	Operating profit before exceptional items divided by turnover
Organic movement	At level exchange and after adjusting for acquisitions and disposals for continuing operations
Own shares	Treasury stock
Pillsbury	The Pillsbury Company
Pound sterling, sterling, £, pence, p	UK currency
Profit	Earnings
Profit and loss account	Income statement/statement of operations
Profit for financial year	Net income
Profit on sale of fixed assets	Gain on disposal of non-current assets
Provisions	Accruals for losses/contingencies
Recognised gains and losses	Comprehensive income
Redundancy charges	Early release scheme expenses
Reserves	Accumulated earnings, other comprehensive income and additional paid in capital
RPI	UK retail price index
Scrip dividend	Stock dividend
SEC	US Securities and Exchange Commission
Share premium account	Additional paid-in capital or paid-in surplus
Shareholders’ funds	Shareholders’ equity
Shares	Common stock
Shares and ordinary shares	Diageo plc’s ordinary shares
Shares in issue	Shares issued and outstanding
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Trade debtors	Accounts receivable (net)
Turnover	Revenue/sales
US dollars, US$, $, ¢	US currency

Diageo Annual Report 2005	166	Glossary of terms and US equivalents

Tanqueray

The cover image on this publication features Tanqueray.

Designed and produced by **35**. Printed by St Ives Westerham. This report is printed on iSilk which is manufactured from paper fibre sourced from managed and sustainable forests. Both mill and printer are accredited with ISO 14001 environmental certification.

Diageo plc
8 Henrietta Place
London W1G 0NB
United Kingdom
Tel +44 (0) 20 7927 5200
Fax +44 (0) 20 7927 4600
www.diageo.com

Registered in England
No. 23307

© 2005 Diageo plc. All rights reserved.
All brands mentioned in this Annual Report are trademarks and are registered and/or otherwise protected in accordance with applicable law.