Form 20-F
period 2006-06-30
DIAGEO PLC
filed 2006-09-25
CIK 835403

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 30 June 2006

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 3,050,980,245 ordinary shares of 28 101/108 pence each.

Indicate by check mark if each registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if each registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒  Accelerated Filer ☐  Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐  Item 18 ☒

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 30 June 2006 of Diageo plc (the 2006 Form 20-F). Reference is made to the cross reference to Form 20-F table on pages 211 to 213 hereof (the Form 20-F Cross reference table). Only (i) the information in this document that is referenced in the Form 20-F Cross reference table, (ii) the cautionary statement concerning forward-looking statements on pages 23 and 24  and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statements on Form F-3 (File Nos. 333-10410, 333-14100, 333-110804 and 333-132732) and Registration Statements on Form S-8 (File Nos. 333-08090, 333-08092, 333-08094, 333-08096, 333-08098, 333-08102, 333-08104, 333-08106, 333-09770, 333-11460 and 333-11462), and any other documents, including documents filed by Diageo plc pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2006 Form 20-F. Any information herein which is not referenced in the Form 20-F Cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference.

Contents

1	Historical information
6	Business description
6	Overview
6	Strategy
7	Continuing operations – Premium drinks
18	Disposed businesses
19	Recent developments
19	Risk factors
23	Cautionary statement concerning forward-looking statements
25	Operating and financial review
25	Introduction
27	Operating results – 2006 compared with 2005
43	Trend information
44	Liquidity and capital resources
49	Contractual obligations
49	Off-balance sheet arrangements
50	Risk management
51	Sensitivity analysis
53	Critical accounting policies
55	Differences between IFRS and US GAAP
57	New accounting standards
60	Directors and senior management
64	Directors’ remuneration report
81	Corporate governance report
93	Directors’ report
95	Consolidated financial statements
96	Report of independent registered public accounting firm
97	Consolidated income statement
98	Consolidated statement of recognised income and expense
99	Consolidated balance sheet
100	Consolidated cash flow statement
101	Accounting policies of the group
108	Notes to the consolidated financial statements
192	Principal group companies
193	Unaudited computation of ratio of earnings to fixed charges and preferred share dividends
195	Additional information for shareholders
195	Legal proceedings
195	Material contracts
196	Related party transactions
196	Share capital
198	Memorandum and articles of association
203	Exchange controls
203	Documents on display
203	Taxation
208	Signature
209	Exhibits
211	Cross reference to Form 20-F

214	Glossary of terms and US equivalents
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1

This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2006.

This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo's control. For more details, please refer to the cautionary statement concerning forward-looking statements on pages 23 and 24.

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

Diageo’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as endorsed and adopted for use in the European Union (IFRS), which is the group’s primary reporting framework. Unless otherwise indicated, all financial information contained in this document has been prepared in accordance with IFRS. The principal differences between IFRS and US GAAP are set out in the consolidated financial statements.

Information presented

Percentage movements in this document are organic movements unless otherwise stated. These movements and operating margins are before exceptional items. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to volume share. See the ‘Operating and financial review’ for an explanation of organic movement calculations. The financial statements for the year ended 30 June 2006 have been prepared in accordance with IFRS.

Historical information

The following table presents selected consolidated financial data for Diageo prepared under International Financial Reporting Standards as endorsed and adopted for use in the European Union (IFRS) for the years ended 30 June 2006 and 30 June 2005 and as at the respective year ends. Consolidated financial data has been prepared in accordance with IFRS for the first time for the year ended 30 June 2006, following the implementation of IFRS by the group, and the data for the year ended 30 June 2005 has been adjusted accordingly. In addition, the following table includes selected consolidated financial data for Diageo prepared under US GAAP for the five years ended 30 June 2006 and as at the respective year ends. The IFRS data for the two years ended 30 June 2006 and US GAAP data for the five years ended 30 June 2006 have been derived from Diageo’s audited consolidated financial statements.

	Year ended 30 June
	2006	2005
	£ million	£ million
Income statement data(1)
IFRS
Sales	9,704	8,968
Operating profit before exceptional items(3)	2,044	1,932
Exceptional items charged to operating profit(3)	—	(201)
Operating profit	2,044	1,731
Other exceptional items for continuing operations, excluding tax(3)	157	214
Profit for the year
Continuing operations	1,965	1,326
Discontinued operations(2)	—	73
Total profit for the year	1,965	1,399

	pence	pence
Per share data
Dividend per share(4)	31.10	29.55
Earnings per share
Basic
Continuing operations	67.2	42.8
Discontinued operations(2)	—	2.4
Basic earnings per share	67.2	45.2
Diluted
Continuing operations	66.9	42.8
Discontinued operations(2)	—	2.4
Diluted earnings per share	66.9	45.2

	million	million
Average shares	2,841	2,972

Historical information (continued)

	Year ended 30 June
	2006	2005	2004	2003	2002
	£ million	£ million	£ million	£ million	£ million
Income statement data
US GAAP(5)
Sales	10,031	9,170	8,777	9,153	10,760
Operating income	1,942	1,768	1,928	955	3,630
Net income	1,427	1,470	1,700	434	2,554

	pence	pence	pence	pence	pence
Per share data
Basic earnings per ordinary share before cumulative effect of accounting change	50.3	49.5	56.1	13.9	77.0
Cumulative effect of accounting change(5)	(0.1)	—	—	—	—
Basic earnings per ordinary share	50.2	49.5	56.1	13.9	77.0
Diluted earnings per ordinary share before cumulative effect of accounting change	50.1	49.4	56.1	13.9	77.0
Cumulative effect of accounting change(5)	(0.1)	—	—	—	—
Diluted earnings per ordinary share	50.0	49.4	56.1	13.9	77.0
Basic earnings per ADS	200.8	198.0	224.4	55.6	308.0
Diluted earnings per ADS	200.0	197.6	224.4	55.6	308.0

	million	million	million	million	million
Average shares	2,841	2,972	3,030	3,113	3,316

	As at 30 June
	2006	2005
	£ million	£ million
Balance sheet data(1)
IFRS
Total assets	13,927	13,921
Net borrowings(6)	4,082	3,706
Equity attributable to the parent company’s equity shareholders	4,502	4,459
Called up share capital(7)	883	883

	As at 30 June
	2006	2005	2004	2003	2002
	£ million	£ million	£ million	£ million	£ million
Balance sheet data
US GAAP(5)
Total assets	20,072	21,570	23,071	24,071	26,153
Long term obligations(6)	4,016	3,751	3,381	3,149	3,892
Shareholders’equity	9,508	9,853	10,287	9,344	11,316

Historical information (continued)

Notes to the selected consolidated financial data

1       IFRS accounting policies   The financial statements for the year ended 30 June 2006 are the group’s first financial statements published in accordance with IFRS. Extracts from the income statement and balance sheet as of and for the year ended 30 June 2005 presented here have been restated under IFRS as applied by the group from financial information previously reported in the group’s consolidated financial statements as of and for the year ended 30 June 2005. The group has adopted the provisions of IAS 39 – Financial instruments recognition and measurement from 1 July 2005. As permitted under IFRS 1 – First-time adoption of International Financial Reporting Standards, financial instruments in the year ended 30 June 2005 remain recorded in accordance with previous UK GAAP accounting policies, and the adjustment to IAS 39 is reflected in the consolidated balance sheet at 1 July 2005. The IFRS accounting policies applied by the group to the financial information in this document are presented in ‘Accounting policies of the group’ in the financial statements. In addition, there is an explanation of the primary impacts of IFRS on the group’s financial results and position as previously reported under UK GAAP in note 34 to the consolidated financial statements.

2       Discontinued operations   Discontinued operations in the year ended 30 June 2005 under IFRS are in respect of the quick service restaurants business (Burger King, sold 13 December 2002) and the packaged food business (Pillsbury, sold 31 October 2001). These were not discontinued operations under US GAAP.

3       Exceptional items   The group presents certain items separately as ‘exceptional’. These are items which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate. Exceptional items, as presented by management, do not represent extraordinary items under US GAAP. An analysis of exceptional items for continuing operations under IFRS is as follows:

	Year ended 30 June
	2006	2005
	£ million	£ million
Exceptional items (charged)/credited to operating profit
Park Royal brewery accelerated depreciation	—	(29)
Seagram integration costs	—	(30)
Thalidomide Trust	—	(149)
Disposal of property	—	7
	—	(201)
Other exceptional items
Gain on disposal of General Mills shares	151	221
Gains/(losses) on disposal and termination of businesses	6	(7)
	157	214
Tax exceptional items
Tax credit in respect of exceptional items	2	78
Deferred tax exceptional item– agreement of brand carrying values	313	—
	315	78
Total exceptional items	472	91

4       Dividends   The board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is

Historical information (continued)

expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of any future dividends, subject to shareholder approval, will depend upon Diageo’s earnings, financial condition and such other factors as the board deems relevant. Under IFRS, proposed dividends are not considered to be a liability until they are approved by the board for the interim dividend and by the shareholders at the annual general meeting for the final dividend. The information provided below for the final dividend for each period represents the dividend proposed by the directors but not approved by the shareholders and therefore is not reflected as a deduction from reserves at the balance sheet date.

The table below sets out the amounts of interim, final and total cash dividends paid by the company on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

		Year ended 30 June
		2006	2005	2004	2003	2002
		pence	pence	pence	pence	pence
Per ordinary share	Interim	11.95	11.35	10.6	9.9	9.3
	Final	19.15	18.20	17.0	15.7	14.5
	Total	31.10	29.55	27.6	25.6	23.8
		$	$	$	$	$
Per ADS	Interim	0.88	0.81	0.77	0.61	0.54
	Final	1.42	1.30	1.24	1.06	0.90
	Total	2.30	2.11	2.01	1.67	1.44

Note: Subject to shareholder approval, the final dividend for the year ended 30 June 2006 will be paid on 23 October 2006 and payment to US ADR holders will be made on 27 October 2006. In the table above, an exchange rate of £1 = $1.85 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 23 October 2006.

5       US GAAP accounting changes   From 1 July 2005 Diageo adopted the provisions of SFAS No. 123(R) – Share-Based Payment for its US GAAP reporting. On adoption of SFAS 123(R), Diageo revalued unvested awards in its senior executive share option plan (SESOP) and recognised a cumulative effect of an accounting change of £2 million net of tax in its US GAAP financial information. Prior year information has not been restated. From 1 July 2004 Diageo adopted the provisions of FIN 46(R) – Consolidation of Variable Interest Entities, which requires the group to consolidate the results, assets and liabilities of variable interest entities if the group is regarded as the primary beneficiary. Adoption of FIN 46(R) had no effect on US GAAP net income or shareholders’ equity.

6       Definitions   Net borrowings are defined as total borrowings (short term borrowings and long term borrowings plus finance lease obligations) less cash and cash equivalents, interest rate fair value hedging instruments, foreign currency swaps and forwards and other liquid resources. Long term obligations are defined as long term borrowings which fall due after more than one year.

7       Share capital   The called up share capital represents the par value of ordinary shares of 28 101/108 pence in issue. There were 3,051 million ordinary shares in issue and fully paid up at the balance sheet date (2005 – 3,050 million; 2004 – 3,057 million; 2003 – 3,100 million; 2002 – 3,215 million). Of these, 42 million (2005 – 43 million; 2004 – 43 million; 2003 – 45 million; 2002 – 39 million) are held in employee share trusts and 250 million are held as treasury shares (2005 – 86 million; 2004, 2003, 2002 – nil). These shares are deducted in arriving at equity attributable to the parent company’s equity shareholders. During the year ended 30 June 2006, the group repurchased 164 million ordinary shares for cancellation or to be held

Historical information (continued)

as treasury shares at a cost including fees and stamp duty of £1,407 million (2005 – 94 million ordinary shares, cost of £710 million; 2004 – 43 million ordinary shares, cost of £306 million; 2003 – 116 million ordinary shares, cost of £852 million; 2002 – 198 million ordinary shares, cost of £1,658 million). In addition the group repurchased 2 million ordinary shares to be held as treasury shares for hedging employee share scheme grants provided to employees during the year at a cost of £21 million.

8       Exchange rates   A substantial portion of the group’s assets, liabilities, revenues and expenses is denominated in currencies other than pound sterling, principally US dollars. For a discussion of the impact of exchange rate fluctuations on the company’s financial condition and results of operations, see ‘Operating and financial review – Risk management’.

The following table shows year end and average US dollar/pound sterling noon buying exchange rates, for the years indicated, expressed in US dollars per £1.

	Year ended 30 June
	2006	2005	2004	2003	2002
	$	$	$	$	$
Year end	1.85	1.79	1.81	1.65	1.52
Average rate(a)	1.78	1.86	1.75	1.59	1.45

The following table shows period end, high, low and average US dollar/pound sterling noon buying exchange rates by month, for the six month period to 30 August 2006, expressed in US dollars per £1.

	2006
	August	July	June	May	April	March
	$	$	$	$	$	$
Month end	1.90	1.87	1.85	1.87	1.82	1.74
Month high	1.91	1.87	1.88	1.89	1.82	1.76
Month low	1.87	1.82	1.81	1.83	1.74	1.73
Average rate(b)	1.89	1.84	1.84	1.87	1.77	1.74

The average exchange rate for the period 1 to 20 September 2006 was £1 = $1.88 and the noon buying rate on 20 September 2006 was £1 = $1.89.

(a)           The average of the noon buying rates on the last business day of each month during the year ended 30 June

(b)          The average of the noon buying rates on each business day of the month

(c)           These rates have been provided for information only. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the consolidated financial statements. See note 2(i)(d) to the consolidated financial statements for the actual rates used.

Business description

Overview

Diageo is the world’s leading premium drinks business with a collection of international brands. Diageo was the fourteenth largest publicly quoted company in the United Kingdom in terms of market capitalisation on 20 September 2006, with a market capitalisation of approximately £26.1 billion.

Diageo was formed by the merger of Grand Metropolitan Public Limited Company (GrandMet) and Guinness PLC (the Guinness Group) that became effective on 17 December 1997. Diageo plc is incorporated as a public limited company in England and Wales. Diageo plc’s principal executive office is located at 8 Henrietta Place, London W1G 0NB and its telephone number is +44 (0) 20 7927 5200.

Diageo is a major participant in the branded beverage alcohol industry and operates on an international scale. It brings together world-class brands and a management team committed to the maximisation of shareholder value. The management team expects to invest in global brands, expand internationally and launch innovative new products and brands.

Diageo produces and distributes a leading collection of branded premium spirits, beer and wine. It produces and distributes a wide range of premium brands, including Smirnoff vodka, Johnnie Walker Scotch whiskies, Guinness stout, Baileys Original Irish Cream liqueur, Captain Morgan rum, J&B Scotch whisky and Tanqueray gin. In addition it also owns the distribution rights for the José Cuervo tequila brands in the United States and other countries.

Strategy

Diageo is the world’s leading premium drinks business and operates on an international scale. It is one of a small number of premium drinks companies that operate across beer, wine and spirits. Diageo is the leading premium spirits business in the world by volume, by net sales and by operating profit and manages nine of the world’s top 20 spirits brands as defined by Impact database. Diageo’s beer brands include the only global stout brand, Guinness, and together these beer brands account for approximately 20% of net sales while Diageo’s wine brands represent approximately 5% of Diageo’s net sales.

Diageo’s size provides for scale efficiencies in production, selling and marketing. This enables cost efficiencies and the dissemination of best practices in business operations across markets and brands allowing Diageo to serve its customers and consumers better.

Diageo’s business has a high return on invested capital and low capital intensity and therefore generates high levels of free cash flow.

All of the above factors enable Diageo to attract and retain talented individuals with the capabilities to contribute to the delivery of Diageo’s strategy, which is to focus on premium drinks to grow its business through organic sales and operating profit growth and the acquisition of premium drinks brands that add value for shareholders.

Diageo’s brands have broad consumer appeal across geographies and the company and its employees are proud of the responsible manner in which the brands are marketed and the role that moderate consumption of these brands plays in the lives of many people.

Diageo recognises, however, that excessive or irresponsible patterns of alcohol consumption may cause health or social problems for the individual or society as a whole. Diageo seeks to be at the forefront of industry efforts to promote responsible drinking and combat misuse and works with other stakeholders to combat alcohol misuse. Diageo’s approach is based on two principles: set world-class standards for

Business description (continued)

responsible marketing and innovation; and promote a shared understanding of what responsible drinking means in order to reduce alcohol-related harm.

Market participation   Diageo targets its geographical priorities in terms of the major regional economies in which it operates. These markets are managed in three regions: North America, Europe and International. International markets comprise Latin America and the Caribbean, Africa, the Middle East and India, China and other Asian markets, Australia and New Zealand, and the Global Duty Free business. North America accounts for the largest proportion of Diageo’s operating profit.

Product offering   Diageo manages its brands in terms of global priority brands, local priority brands and category brands. Acting as the main focus for the business, global priority brands are Diageo’s primary growth drivers across markets. Local priority brands have market-leading positions in the markets in which they are distributed. They drive growth on a significant scale but with a narrower geographic reach than the global priority brands. Category brands comprise the smaller scale brands in Diageo’s collection.

Business effectiveness   Over the long term, Diageo’s strategy will be continually focused on driving growth and increasing shareholder value.

Diageo has completed a number of acquisitions and disposals consistent with its strategy of focusing on its premium drinks business. Between the merger of Grand Met and the Guinness Group in December 1997 and 30 June 2006, the group has received approximately £10.5 billion from disposals (including £4.3 billion from the sale of Pillsbury, £1.9 billion from the sale of General Mills shares and £0.7 billion from the sale of Burger King) and spent approximately £4.9 billion on acquisitions (including £3.7 billion in relation to certain Seagram businesses).

Continuing operations – Premium drinks

Diageo is engaged in a broad range of activities within the beverage alcohol industry. Its operations include producing, distilling, brewing, bottling, packaging, distributing, developing and marketing a range of brands in approximately 180 markets around the world. Diageo markets a wide range of recognized beverage alcohol brands including a number of the world’s leading spirits and beer brands. The brand ranking information below, when comparing volume information with competitors, has been sourced from data published during 2006 by Impact. Market data information is taken from industry sources in the markets in which Diageo operates. Seventeen of the group’s owned brands were among the top 100 premium distilled spirits brands worldwide, as ranked by Impact, in calendar year 2005.

References to ready to drink products below include flavored malt beverages. Ready to drink products are sold throughout the world, but flavored malt beverages are currently only sold in the United States and certain markets supplied by the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Caipiroska, Smirnoff Signatures, Smirnoff Raw Teas, Smirnoff Storm and Smirnoff Caesar Classic. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States.

In the year ended 30 June 2006, Diageo sold 109 million equivalent units of spirits (including ready to drink), 22 million equivalent units of beer and 3 million equivalent units of wine. In the year ended 30 June 2006, ready to drink products contributed 7.5 million equivalent units of total volume, of which Smirnoff ready to drink variants accounted for 5 million equivalent units. Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the

Business description (continued)

following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five and ready to drink in nine litre cases divide by 10, with certain pre-mixed products that are classified as ready to drink divided by five.

The collection of premium drinks comprises brands owned by the company as a principal, and brands the company holds under agency agreements. The collection includes:

Global priority brands

Smirnoff vodka and Smirnoff ready to drink products

Johnnie Walker Scotch whiskies

Guinness stout

Baileys Original Irish Cream liqueur

Captain Morgan rum

J&B Scotch whisky

José Cuervo tequila (agency brand in North America and many other markets)

Tanqueray gin

Other spirits brands include:	Wine brands include:	Other beer brands include:
Crown Royal Canadian whisky	Beaulieu Vineyard wine	Harp Irish lager
Buchanan’s De Luxe whisky	Sterling Vineyards wine	Smithwick’s ale
Gordon’s gin and vodka	Chalone Vineyards wine	Malta non-alcoholic malt
Windsor Premier whisky	Blossom Hill wine	Red Stripe lager
Bell’s Extra Special whisky	Piat d’Or wine
Dimple/Pinch whisky
Seagram’s 7 Crown American whiskey
Old Parr whisky
Seagram’s VO Canadian whisky
Bundaberg rum
Ursus vodka
Bushmills Irish whiskey

Diageo’s agency agreements vary depending on the particular brand, but tend to be for a fixed number of years. Diageo’s principal agency brand is José Cuervo in North America and many other markets (with distribution rights extending to 2013). There can be no assurances that Diageo will be able to prevent termination of distribution rights or rights to manufacture under licence, or renegotiate distribution rights or rights to manufacture under licence on favourable terms when they expire.

Diageo also brews and sells other companies’ beer brands under licence, including Budweiser and Carlsberg lagers in Ireland, Heineken lager in Jamaica and Tiger beer in Malaysia.

Global priority brands   Diageo has eight global priority brands that it markets worldwide. Diageo considers these brands to have the greatest current and future earnings potential. Each global priority brand is marketed consistently around the world, and therefore can achieve scale benefits. The group manages and invests in these brands on a global basis. In the year ended 30 June 2006, global priority brands contributed 59% of total volume and achieved sales of £5,593 million.

Figures for global priority brands include related ready to drink products, unless otherwise indicated.

Business description (continued)

Smirnoff is Diageo’s highest volume brand and achieved sales of 26.9 million equivalent units in the year ended 30 June 2006. Smirnoff is ranked, by volume, as the number one premium vodka and the number one premium spirit brand in the world.

Johnnie Walker Scotch whiskies comprise Johnnie Walker Red Label, Johnnie Walker Black Label and several other brand variants. During the year ended 30 June 2006, Johnnie Walker Red Label sold 8.5 million equivalent units and was ranked, by volume, as the number one premium Scotch whisky and the number five premium spirit brand in the world. Johnnie Walker Black Label sold 4.5 million equivalent units and the remaining variants sold 0.7 million equivalent units in the year ended 30 June 2006.

Guinness is the group’s only global priority beer brand, and for the year ended 30 June 2006 achieved volume of 11.1 million equivalent units.

Baileys ranked, by volume, the number one liqueur in the world, sold 7.0 million equivalent units in the year ended 30 June 2006.

Captain Morgan is ranked, by volume, as the number two premium rum brand in the world with sales of 7.2 million equivalent units in the year ended 30 June 2006.

Other global priority brands were also ranked, by volume, among the leading premium distilled spirits brands by Impact. These include: J&B Scotch whisky (comprising J&B Rare, J&B Select, J&B Reserve, J&B – 6°C and J&B Jet), ranked the number two premium Scotch whisky in the world; José Cuervo, ranked the number one premium tequila in the world; and Tanqueray, ranked the number four premium gin brand in the world. During the year ended 30 June 2006, J&B, José Cuervo and Tanqueray sold 5.9 million, 5.1 million and 2.0 million equivalent units, respectively.

Other brands   Diageo manages its other brands by category, analysing them between local priority brands and category brands.

Local priority brands represent the brands, apart from the global priority brands, that make the greatest contribution to operating profit in an individual country, rather than worldwide. Diageo has identified 30 local priority brands. Diageo manages and invests in these brands on a market by market basis and, unlike the global priority brands, may not have a consistent marketing strategy around the world for such brands. For the year ended 30 June 2006, local priority brands contributed volume of 23.1 million equivalent units, representing 17% of total volume, and sales of £1,975 million. Examples of local priority brands include Crown Royal Canadian whisky in North America, Windsor Premier whisky in South Korea, Seagram’s VO whisky and Seagram’s 7 Crown whiskey in North America, Cacique rum in Spain, Gordon’s gin in Great Britain, Bundaberg rum in Australia, Bell’s whisky in Great Britain, Smithwick’s ale in Ireland, Budweiser and Carlsberg lagers in Ireland and Sterling Vineyards wines in North America.

The remaining brands are grouped under category brands. Category brands include spirits, beer and wine brands and for the year ended 30 June 2006, these category brands contributed volume of 31.8 million equivalent units, representing 24% of total volume, and sales of £2,136 million. Of this, spirits achieved volume of 24.0 million equivalent units and contributed £1,373 million to Diageo’s sales in the year ended 30 June 2006. Examples of category spirits brands are Gordon’s gin (all markets except Great Britain and North America in which it is reported as a local priority brand), Gordon’s vodka, The Classic Malt whiskies and White Horse whisky.

In the year ended 30 June 2006, Diageo sold 5.4 million equivalent units of beers other than Guinness, achieving sales of £393 million. Other beer volume was attributable to mainly owned brands, such as Harp Irish lager (all markets except Ireland), Kilkenny Irish beer, and Smithwick’s ale (all markets except

Business description (continued)

Ireland), with a minority being attributable to beers brewed and/or sold under licence, such as Tiger beer in Malaysia and Heineken lager in Jamaica.

In addition, Diageo produces and markets a wide selection of wines. These include well known labels such as Beaulieu Vineyard, Sterling Vineyards and Chalone Vineyards in the United States, Blossom Hill in the United Kingdom, and Barton & Guestier and Piat d’Or in Europe. For the year ended 30 June 2006, other wine volume was 2.4 million equivalent units, contributing sales of £370 million.

Production   Diageo owns production facilities including maltings, distilleries, breweries, packaging plants, maturation warehouses, cooperages, vineyards and distribution warehouses. Production also occurs at plants owned and operated by third parties and joint ventures at a number of locations internationally.

Approximately 80% of total production (including third party production) is undertaken in five Diageo production areas, namely the United Kingdom, Baileys, Guinness, Santa Vittoria and North America centres. The majority of these production centres have several production facilities. The locations, principal activities, products, production capacity and production volume in 2006 of these principal production centres are set out in the following table:

				Production
			Production	volume in
			capacity in	2006 in
			millions of	millions of
			equivalent	equivalent
Production centre	Location	Principal products	units	units
United Kingdom	United Kingdom	Scotch whisky, gin, vodka, rum, ready to drink	58	40
Baileys	Ireland	Irish cream liqueur, vodka	15	8
Guinness	Ireland	Beers, ready to drink	11	9
Santa Vittoria	Italy	Vodka, wine, rum, ready to drink	9	6
North America	United States, Canada	Vodka, gin, tequila, rum, Canadian whisky, American whiskey, flavored malt beverages, wine, ready to drink	65	38

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

Business description (continued)

Cameroon. Ireland is the main export centre for the Guinness brand. In other countries, Guinness is brewed under licence arrangements.

In June 2005, Diageo closed its Park Royal brewery in London, England and transferred all Guinness Draught production to St James’s Gate brewery in Dublin in the Republic of Ireland, to optimise utilisation and reduce ongoing costs. The Runcorn facility performs the kegging of Guinness Draught, transported to the United Kingdom in bulk for the Great Britain market. Guinness Draught in cans and bottles, which uses an in-container system to replicate the taste of Guinness Draught, is packaged at Runcorn and Belfast in the United Kingdom.

Property, plant and equipment   Diageo owns or leases land and buildings throughout the world. The principal production facilities are described above. As at 30 June 2006, Diageo’s land and buildings were included in the group’s consolidated balance sheet under IFRS at a net book value of £709 million. Diageo’s largest individual facility, in terms of net book value of property, is St James’s Gate brewery in Dublin. Approximately 97% by value of the group’s properties were owned and approximately 3% are held under leases running for 50 years or longer. Diageo’s properties primarily are a variety of manufacturing, distilling, brewing, bottling and administration facilities spread across the group’s worldwide operations, as well as vineyards in the United States. Approximately 39% and 27% of the book value of Diageo’s land and buildings comprise properties located in the United Kingdom and the United States, respectively.

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

Diageo has a supply agreement with Casa Cuervo SA de CV, a Mexican company, for the supply of bulk tequila used to make the José Cuervo line of tequilas and tequila drinks in the United States. The supply agreement will expire in June 2013.

Diageo has a supply agreement with Destiléria Serrallés, Inc (Serrallés), a Puerto Rican corporation, for the supply of rum used to make the Captain Morgan line of rums and rum drinks in the United States. The supply agreement is for 10 years from 2002, with a three year notice requirement coming into effect once the original 10 year term has expired.

Marketing and distribution   Diageo is committed to investing in its brands. £1,127 million was spent worldwide on marketing brands in the year ended 30 June 2006. Marketing was focused on the eight global priority brands, which accounted for 68% of total marketing expenditure in the year ended 30 June 2006.

Diageo aims to maintain and improve its market position by enhancing the consumer appeal of its brands through consistent high investment in marketing support focused around the eight global priority brands. Diageo makes extensive use of magazine, newspaper, point of sale and poster and billboard

Business description (continued)

advertising, and uses radio, cinema and television advertising where appropriate and permitted by law. Diageo also runs consumer promotional programmes in the on trade (for example, licensed bars and restaurants).

Diageo markets and distributes its brands under a geographic organisation comprising North America, Europe and International.

Diageo North America comprises the United States and Canada.

Diageo Europe consists of the following regions and countries: Great Britain; Ireland; Northern Europe – the Nordics, Germany, France, Benelux, Austria, Switzerland and the Baltics; Southern and Eastern Europe – Greece, Turkey, Italy, Poland, Hungary, Czech Republic, Slovakia, the former Yugoslavia, Cyprus, Malta, Israel, Romania, Bulgaria, Albania; Iberia – Spain, Portugal and the Canary Islands; and Russia (comprising former Commonwealth of Independent States countries).

Diageo International consists of the following regions and countries: Latin America and the Caribbean; Africa; the Middle East and India; China and other Asian markets; Australia and New Zealand; and Global Duty Free.

In the year ended 30 June 2006, North America, Europe and International contributed 38%, 33% and 29%, respectively, of the group’s operating profit before exceptional items and corporate costs.

An analysis of sales and operating profit before exceptional items by market for the year ended 30 June 2006 is as follows:

		Operating
		profit/(loss)
		before
		exceptional
	Sales	items
	£ million	£ million
North America	2,968	829
Europe	3,834	737
International	2,826	644
Corporate and other	76	(166)
Total	9,704	2,044

North America   North America is the largest market for Diageo in terms of operating profit before exceptional items, and the largest market for premium drinks in the world. Diageo markets its products through four operating units: US Spirits, Diageo-Guinness USA, Diageo Chateau & Estates Wine Company, and Diageo Canada.

The US Spirits business, while managed as a single business unit, executes sales and marketing activities through 14 teams or clusters. National brand strategy and strategic accounts marketing are managed at the corporate North America level. The spirits clusters market the majority of Diageo’s portfolio of spirits (including Smirnoff vodka, Baileys Irish Cream liqueur, José Cuervo tequila, Johnnie Walker Scotch whisky, Captain Morgan rum, Tanqueray gin, J&B Scotch whisky, Crown Royal Canadian whisky, Seagram’s 7 Crown American whiskey, Seagram’s VO Canadian whisky and Buchanan’s Scotch whisky) across the United States. Diageo-Guinness USA distributes Diageo’s US beer portfolio (including Guinness stout, Harp Irish lager, Red Stripe lager and Smithwick’s ale) as well as the group’s flavored malt beverages (including Smirnoff Ice, Smirnoff Twisted V and Captain Morgan Parrot Bay). Diageo Chateau & Estate Wines owns and operates vineyards in California and Washington State (including

Business description (continued)

Beaulieu Vineyard, Sterling Vineyards, Chalone Vineyards and Hewitt Vineyards) and markets these and other wines across the United States. The Canada business unit distributes the group’s spirits, wine and beer portfolio across all Canadian territories.

Within the United States, there are generally two types of regulatory environments: open states and control states. In open states, spirits companies are allowed to sell spirits, wine and beer directly to independent distributors. In the open states, Diageo trades through a three tier distribution system, where the product is initially sold to distributors, who then sell it to on and off premise retailers. In most control states, Diageo markets its spirits products to state liquor control boards through the bailment warehousing system, and from there to state or agency liquor stores. There are variations – for example, certain states control distribution but not retail sales. Generally, wines are treated in the same way as spirits, although most states that are control states for spirits are open states for wines. Beer distribution follows open states regulation across the entire United States. In Canada, beer and spirits distribution laws are generally consistent and similar to those of control states in the United States. Diageo, however, has some licences to direct-deliver keg beer to licensed accounts, which account for approximately 33% of Diageo’s beer business in Canada.

Diageo has pursued a distribution strategy focused on consolidating the distribution of Diageo’s US spirits and wine brands into a single distributor in each state wherever possible. The strategy is designed to provide a consolidated distribution network limiting duplication of activities between Diageo and the distributor, increasing Diageo and distributor selling capabilities and employing a number of alternative approaches to optimise product distribution. Through this strategy, Diageo has consolidated its business in 39 states plus Washington DC, representing over 80% of Diageo’s US spirits and wine volume. Across the United States, Diageo’s distributors and brokers have over 2,100 dedicated sales people focused on selling Diageo’s spirits and wine brands. In the future, Diageo will focus on helping to build the capabilities and selling tools of the distributors’ dedicated sales forces and creating a more efficient and effective value chain.

The remaining states are franchise states that will be consolidated as opportunities arise.

Europe   Diageo Europe covers Great Britain, Ireland, Northern Europe, Southern and Eastern Europe, Iberia, and Russia.

In Great Britain Diageo markets its products via three business units: Diageo GB (spirits, beer and ready to drink), Percy Fox & Co (wines) and Justerini & Brooks Retail (private client wines). Products are distributed both via independent wholesalers and directly to the major grocers, convenience and specialist stores. In the on trade (eg, licensed major bars and restaurants), products are sold through the major brewers, multiple retail groups and smaller regional independent brewers and wholesalers. The customer base in Great Britain has seen consolidation in recent years in both the on trade and home consumption channels. In particular, Great Britain’s top four national multiple grocers together make up over 45% of home consumption total spirits volume.

Ireland comprises the Republic of Ireland and Northern Ireland. In both territories, Diageo sells and distributes directly to both the on trade and the off trade (for example, retail shops and wholesalers) through a telesales operation, extensive sales calls to outlets and third party logistics providers. The Guinness, Smirnoff and Baileys brands are market leaders in their respective categories of long alcoholic drinks, vodka and liqueurs. Budweiser and Carlsberg lagers, also major products in the Diageo collection of brands in Ireland, are brewed and sold under licence in addition to the other local priority brands of Smithwick’s ale and Harp Irish lager.

Business description (continued)

Across the remainder of the Europe region, and including the majority of the markets within Northern Europe and Southern and Eastern Europe, Diageo distributes its spirits brands primarily through its own distribution companies. Exceptions to this are:

•       France, where Diageo sells its spirits and wine products through a joint arrangement with Moët Hennessy, and its beer products through Interbrew;

•       Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Albania, Cyprus, Malta, Croatia, former Yugoslav republic of Macedonia, Bosnia-Herzegovina and Slovenia, where Diageo also sells and markets its brands via local distributors;

•       Russia, where Diageo’s products during the year ended 30 June 2006 were distributed via a local company, Roust. Diageo has announced the acquisition of the Smirnov brand in Russia through a company in which Diageo holds a 75% stake and a major Russian consortium, the Alfa Group, holds a 25% stake. This company will be the exclusive distributor of Diageo spirits and the Smirnov vodka brand in Russia.

•       in the Nordic countries, where Diageo has sales offices in Sweden, Norway and Denmark, and representation through third party distributors in Finland and Iceland. In all Nordic markets except Denmark, off premise sales are controlled by state monopolies, with alcohol tax rates among the highest in the world, and border trade and duty free are important sources of purchase.

A specialist unit has been established for the distribution of Diageo’s beer brands in continental Europe in order to achieve synergies in the marketing and distribution of Guinness, Harp and Kilkenny brands within continental Europe. The distribution of these brands is managed by this specialist unit both in the on trade and off trade, with special focus on the markets in Germany, Italy, Russia and France, which are the largest continental European beer markets by size for Diageo.

International   Diageo International covers Latin America and the Caribbean, Africa, the Middle East, India, China and other Asian markets, Australia and New Zealand, and Global Duty Free.

In Latin America and the Caribbean, distribution is achieved through a mixture of Diageo companies and third party distributors. In addition, Diageo owns a controlling interest in Desnoes & Geddes Limited, the Jamaican local brewer of Red Stripe lager.

Africa (excluding North Africa) is one of the longest established and largest markets for the Guinness brand, with the brewing of Guinness Foreign Extra Stout in a number of African countries, either through subsidiaries or under licence. Diageo has a three-way joint venture with Heineken and Namibia Breweries Limited in South Africa. Diageo has a wholly-owned subsidiary in Cameroon and also has majority-owned subsidiaries in Nigeria, Kenya, Uganda, Réunion and the Seychelles. In Ghana, Diageo and Heineken amalgamated the businesses of Guinness Ghana Limited (Diageo) and Ghana Breweries Limited (Heineken) in 2005 to form Guinness Ghana Breweries Ltd to achieve a number of commercial and operational synergy benefits.

In the Middle East and India, distribution is achieved mainly through third party distributors. Lebanon is an exception, where a Diageo majority-owned joint venture distributes most of the Diageo brands sold there.

Elsewhere in Asia, Diageo works with a number of joint venture partners. In Singapore, Malaysia, Hong Kong, People’s Republic of China, Thailand, Japan and Taiwan, Diageo distributes its spirits and wine brands through joint venture arrangements with Moët Hennessy. Diageo has a distribution agreement with Citic/Sims for the distribution by that company of certain spirits brands in the People’s Republic of

Business description (continued)

China. In South Korea, Diageo’s own distribution company distributes the majority of Diageo’s brands. The remaining brands are distributed through third party distributors. In Japan, Guinness beer is distributed through an associated company of the group, a joint venture with Sapporo Breweries. There is also a direct relationship with Sapporo Breweries for distribution of Smirnoff Ice. Other spirits and wine brands, which are not distributed by the Moët Hennessy joint venture in Japan are handled by third parties. In Malaysia, Diageo’s own and third party beers are brewed and distributed by a listed business (Guinness Anchor Berhad) in which Diageo and its partner, Asia Pacific Breweries, have a majority share through a jointly controlled joint venture company. In Singapore Diageo’s beer brands are brewed and distributed by a business partner, APB Singapore. Generally, the remaining markets in Asia are served by third party distribution networks monitored by regional offices.

In Australia, Diageo has its own distribution company as well as a distribution arrangement with VOK beverages, and also has licensed brewing arrangements with Carlton-United Breweries. In New Zealand, Diageo operates through third party distributors and has licensed brewing arrangements with Lion Nathan.

Global Duty Free (GDF) is Diageo’s sales and marketing organisation which targets the international consumer in duty free and travel retail outlets such as airport shops, airlines and ferries around the world. The global nature of this channel and the organisation structure allows a co-ordinated approach to brand building initiatives and builds on consumer insights in this trade channel, where consumer behaviour tends to be different from domestic markets.

Seasonal impacts   The holiday season provides the peak period for sales. Approximately 30% of annual sales volume occurs in the last three months of each calendar year.

Employees   Releasing the potential of every employee is one of Diageo’s core strategic imperatives. The organisation and people strategy is focused on creating the conditions within which individuals feel both able and inspired to contribute directly to enhanced business performance, while also achieving personal growth.

Diageo’s ability to attract and retain the very best talent, from the most diverse global talent pools, is fundamental to achieving its ambitious performance targets and to meeting the expectations of its various stakeholders. Opportunities for employment, training and career progression are determined on the basis of each individual’s ability and performance track record, irrespective of their gender, ethnic origin, nationality, age, religion, sexual orientation or disability. Reward and recognition programmes that are provided for employees are regularly benchmarked to determine their competitive positioning but also to ensure that an individual’s contribution is appropriately and fairly recognised.

Employee policies are designed to support business performance goals and do so in a manner that takes account of external legislation and internal codes of conduct, as well as Diageo’s values as an organisation. In particular, Diageo is committed to the safety and wellbeing of employees at work and also promotes responsible drinking behaviour among its employees. Access to such policies is enabled via an intranet website, which allows employees to be kept fully informed of all relevant information.

Diageo strives to foster a sense of pride in employees working for Diageo. The senior leadership community is committed to delivering against a range of employee engagement goals. This includes, where appropriate, honouring its obligations to consult openly and regularly with employee representative forums and/or trade unions. Specifically, Diageo’s leaders seek to sustain an open and continuous dialogue with employees as a way to inform and engage them in the company’s strategy and business goals, but also to elicit their ideas and suggestions for improvement opportunities.

Business description (continued)

Diageo’s average number of employees during each of the three years ended 30 June 2006 was as follows:

	2006	2005	2004
	Employees	Employees	Employees
Average number of employees
Full time	21,972	22,333	22,548
Part time	647	633	1,172
	22,619	22,966	23,720

Competition   Diageo competes on the basis of consumer loyalty, quality and price.

In spirits, Diageo’s major global competitors are Pernod Ricard, Bacardi and Brown-Forman, each of which has several brands that compete directly with Diageo brands. In addition, Diageo faces competition from local and regional companies in the countries in which it operates.

In beer, the Guinness brand competes in the overall beer market with its key competitors varying by market. These include Heineken in Ireland and both Heineken and SABMiller in several markets in Africa, Coors Brewing (Carling) in the United Kingdom and Carlsberg in Malaysia.

In wine, the market is fragmented with many producers and distributors.

Research and development   The overall nature of the group’s business does not demand substantial expenditure on research and development. However, the group has ongoing programmes for developing new drinks products. In the year ended 30 June 2006, the group’s research and development expenditure amounted to £18 million (2005 – £16 million). Research and development expenditure is generally written off in the year in which it is incurred.

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

Regulations and taxes   Diageo’s worldwide operations are subject to extensive regulatory requirements regarding production, product liability, distribution, importation, marketing, promotion, labelling, advertising, labour, pensions and environmental issues. In the United States, the beverage alcohol industry is subject to strict federal and state government regulations covering virtually every aspect of its operations, including production, marketing, promotion, sales, distribution, pricing, labelling, packaging and advertising.

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

Business description (continued)

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

Business services   Diageo has committed to re-engineer its key business activities with customers, consumers, suppliers and the processes that summarise and report financial performance. In that regard, global processes have been designed, built and implemented across a number of markets and global supply.

A business service centre in Budapest, Hungary performs various process tasks for Australia, Austria, Benelux, Brazil, Canada, the Canaries, Eurobeer, Germany, Global Duty Free, Great Britain, Guinness supply, Ireland, Mexico, the Nordics, North America, Northern European Logistics and Switzerland. Certain central finance activities including group financial control and treasury activities are in the process of being transferred to Budapest over the next 12 months. Additional markets and supply entities are scheduled to transfer to Budapest during the next few years.

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

Business description (continued)

Associates   Diageo’s principal associate is Moët Hennessy. It also owns shares in a number of other associates. In the year ended 30 June 2006, the share of profits of associates after tax was £131 million (2005 – £121 million), of which Moët Hennessy accounted for £122 million (2005 – £113 million).

Diageo owns 34% of Moët Hennessy, the principal spirits and wine business of LVMH Moët Hennessy-Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in France and is a producer and exporter of a number of brands in its main business areas of champagne and cognac. Its principal products include champagne brands, Moët & Chandon (including Dom Pérignon), Veuve Clicquot and Mercier, all of which are included in the top 10 champagne brands worldwide by volume, Hennessy, which is the top cognac brand worldwide by volume, and Glenmorangie, a malt whisky.

Since 1987, a number of joint distribution arrangements have been established with LVMH, principally covering distribution of Diageo’s premium brands of Scotch whisky and gin and Moët Hennessy’s premium champagne and cognac brands in the Asia Pacific region and France. Diageo and LVMH have each undertaken not to engage in any champagne or cognac activities competing with those of Moët Hennessy. The arrangements also contain certain provisions for the protection of Diageo as a minority shareholder in Moët Hennessy. The operations of Moët Hennessy in France are conducted through a partnership in which Diageo has a 34% interest and, as a partner, Diageo pays any tax due on its share of the results of the partnership to the tax authorities.

Acquisitions and disposals   Diageo has made a number of acquisitions and disposals of brands, distribution rights and equity interests in premium drinks businesses including the following:

In February 2005, Diageo acquired The Chalone Wine Group for $285 million (£153 million). The Chalone Wine Group is a North America based wine business with a range of premium brand wines and has been merged into Diageo’s North American wine business, Diageo Chateau & Estate Wines.

In February 2005, Diageo acquired Ursus Vodka Holding BV, the owner of the Ursus vodka and Ursus Roter brands. The principal market, by volume, for the Ursus vodka and Ursus Roter brands is Greece. Diageo’s total cash investment was €146 million (£99 million).

On 25 August 2005, Diageo completed the purchase of The “Old Bushmills” Distillery Company Limited, owner of Bushmills Irish whiskey, one of the world’s leading Irish whiskey brands, from Pernod Ricard SA for approximately €296 million (£209 million).

Diageo has announced the acquisition of the Smirnov brand in Russia through a company in which Diageo holds a 75% stake and a major Russian consortium, the Alfa Group, holds a 25% stake. This company will be the exclusive distributor of Diageo spirits and the Smirnov vodka brand in Russia.

Disposed businesses

General Mills   Diageo acquired an investment in the shares of General Mills on the disposal of Pillsbury to General Mills in October 2001. On 4 October 2004, Diageo sold 50 million shares of common stock in General Mills and transferred a further 4 million shares to the Diageo UK pension fund and Diageo ceased to be an affiliate of General Mills for US federal securities laws purposes at that time. In November 2005, Diageo sold its remaining 25 million shares of common stock of General Mills.

During the year ended 30 June 2006, the group recorded dividends receivable of £5 million from General Mills (2005 – £17 million).

Business description (continued)

Recent developments

In the period 1 July 2006 to 20 September 2006 the company acquired 20.6 million shares as part of the company’s share buyback programmes to be held as treasury shares, 6.5 million shares purchased and subsequently cancelled and 1.5 million shares to be held as treasury shares for hedging share scheme grants provided to employees, for a total consideration of £267 million including expenses.

Risk factors

Diageo faces competition that may reduce its market share and margins   Diageo faces substantial competition from several international companies as well as local and regional companies in the countries in which it operates. Diageo competes with drinks companies across a wide range of consumer drinking occasions. Within a number of categories, consolidation or realignment is taking place. Consolidation is also taking place amongst Diageo’s customers in many countries. Increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in Diageo’s market share in any of these categories, which would adversely affect Diageo’s results and hinder its growth potential.

Diageo may not be able to derive the expected benefits from its strategy to focus on premium drinks or its systems change and cost-saving programmes designed to enhance earnings   Diageo’s strategy is to focus on premium drinks to grow its business through organic sales and operating profit growth and the acquisition of premium drinks brands that add value for shareholders. There can be no assurance that Diageo’s strategic focus on premium drinks will result in better opportunities for growth and improved margins.

It is possible that the pursuit of this strategic focus on premium drinks could give rise to further acquisitions (including associated financing), disposals, joint ventures or partnerships. There can be no guarantee that any such acquisition, disposal, joint venture or partnership would deliver the benefits intended.

Similarly, there can be no assurance that the systems change and cost-savings programmes implemented by Diageo in order to improve efficiencies and deliver cost-savings will deliver the expected benefits.

Systems change programmes may not deliver the benefits intended and systems failures could lead to business disruption   Certain change programmes designed to improve the effectiveness and efficiency of end-to-end operating, administrative and financial systems and processes continue to be undertaken. This includes moving transaction processing from a number of markets to business service centres. There can be no certainty that these programmes will deliver the expected operational benefits. There is likely to be disruption caused to production processes and possibly to administrative and financial systems as further changes to such processes are effected. They could also lead to adverse customer or consumer reaction. Any failure of information systems could adversely impact on Diageo’s ability to operate. As with all large systems, Diageo’s information systems could be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes. Such unauthorised access could disrupt Diageo’s business and/or lead to loss of assets. The concentration of processes in business service centres also means that any disruption arising from system failure or physical plant issues could impact on a large portion of Diageo’s global business.

Regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities   Diageo’s operations are subject to extensive regulatory requirements regarding production, product liability, distribution, importation, marketing, promotion,

Business description (continued)

labelling, advertising, labour, pensions and environmental issues. Changes in laws, regulations or governmental policy could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in countries where Diageo operates may impose new labelling, product or production requirements, limitations on the advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets or other restrictions on marketing, promotion and distribution. Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on its sales or damage its reputation.

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

A number of similar putative class actions are pending in state and federal courts in the United States against Diageo plc, Diageo North America Inc and other Diageo entities, along with a large group of other beverage alcohol manufacturers, brewers and importers. All have been brought by the same national counsel. In each action, the plaintiffs seek to pursue their claims on behalf of parents and guardians of people under the legal drinking age who illegally bought alcohol beverages during the period from 1982 to the present. Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. Some complaints include additional claims based on conspiracy, nuisance and on other legal theories.

Diageo’s reported after tax income is calculated based on extensive tax and accounting requirements in each of its relevant jurisdictions of operation. Changes in tax law (including tax rates), accounting policies and accounting standards could materially reduce Diageo’s reported after tax income.

Demand for Diageo’s products may be adversely affected by changes in consumer preferences and tastes   Diageo’s collection of brands includes some of the world’s leading beverage alcohol brands as well as brands of local prominence. Maintaining Diageo’s competitive position depends on its continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors, including changes in demographic and social trends, public health regulations, changes in travel, vacation or leisure activity patterns, weather effects and a downturn in economic conditions, which may reduce consumers’ willingness to purchase premium branded products. In addition, concerns about health effects due to negative publicity regarding alcohol consumption, negative dietary effects, regulatory action or any litigation or customer complaints against companies in the industry may have an adverse effect on Diageo’s profitability.

The competitive position of Diageo’s brands could also be affected adversely by any failure to achieve consistent, reliable quality in the product or service levels to customers.

In addition, both the launch and ongoing success of new products is inherently uncertain especially as to their appeal to consumers. The failure to launch a new product successfully can give rise to inventory write offs and other costs and can affect consumer perception of an existing brand. Growth in Diageo’s business has been based on both the launch of new products and the growth of existing products. Product innovation remains a significant aspect of Diageo’s plans for growth. There can be no assurance as to

Business description (continued)

Diageo’s continuing ability to develop and launch successful new products or variants of existing products or as to the profitable lifespan of newly or recently developed products.

Any significant changes in consumer preferences and failure to anticipate and react to such changes could result in reduced demand for Diageo’s products and erosion of its competitive and financial position.

If the social acceptability of Diageo’s products declines, Diageo’s sales volume could decrease and the business could be materially adversely affected   In recent years, there has been increased social and political attention directed to the beverage alcohol industry. Diageo believes that this attention is the result of public concern over problems related to alcohol abuse, including drink driving, underage drinking and health consequences from the misuse of alcohol. If, as a result, the general social acceptability of beverage alcohol were to decline significantly, sales of Diageo’s products could materially decrease.

Diageo’s operating results may be adversely affected by increased costs or shortages of raw materials or labour or disruption to production facilities or business service centres   The raw materials which Diageo uses for the production of its beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty or governmental controls. If commodity price changes result in unexpected increases in the cost of raw materials, glass bottles and other packaging materials or the transportation of such materials and Diageo’s beverage products, Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume, revenue and operating income. Diageo may be adversely affected by shortages of raw materials or packaging materials. Energy costs have increased recently, and energy costs could continue to rise, resulting in higher transportation, freight and other operating costs.

Diageo’s operating results could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Diageo’s success is dependent on the capability of its employees. There is no guarantee that Diageo will continue to be able to recruit, retain and develop the capabilities that it requires to deliver its strategy, for example in relation to sales, marketing and innovation capability within markets or in its senior management. The loss of senior management or other key personnel or the inability to identify, attract and retain qualified personnel in the future could make it difficult to manage the business and could adversely affect operations and financial results.

Diageo would be affected if there were a catastrophic failure of its major production facilities or business service centres. See ‘Business description – Continuing operations – Premium drinks – Production’ for details of Diageo’s principal production areas. In addition, the maintenance and development of information systems may result in systems failures which may adversely affect business operations.

Diageo has a substantial inventory of aged product categories, principally Scotch whisky and Canadian whisky, which mature over periods of up to 30 years. As at 30 June 2006, the historical cost of Diageo’s maturing inventory amounted to £1,644 million. The maturing inventory is stored primarily in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the inventory of any one of those aged product categories could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for these products as it arises. There can be no assurance that insurance proceeds would cover the replacement value of Diageo’s maturing inventory or other assets, were such assets to be lost due to contamination, fire or natural disasters or destruction resulting from negligence or the acts of third parties. In addition, there is an inherent risk of forecasting error in determining the quantity of maturing inventory lay down in a given year for future

Business description (continued)

consumption. This could lead to an inability to supply future demand or lead to a future surplus of inventory and consequent write down in value of maturing inventories.

Diageo’s business may be adversely impacted by unfavourable economic conditions or political or other developments and risks in the countries in which it operates   Diageo’s business is dependent on general economic conditions in the United States, Great Britain and other important markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, could have a material adverse effect on Diageo’s business and results of operations. In addition, Diageo may be adversely affected by political and economic developments in any of the countries where Diageo has distribution networks, production facilities or marketing companies. Diageo’s operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Current examples of such potential upheaval are the unrest in the Middle East, and the impact on tourism and travel of terrorist threats. These disruptions can affect Diageo’s ability to import or export products and to repatriate funds, as well as affecting the levels of consumer demand (for example in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo’s levels of sales or profitability.

Part of Diageo’s growth strategy includes expanding its business in certain countries where consumer spending in general, and spending on Diageo’s products in particular, has not historically been as great but where there are prospects for growth. There is no guarantee that this strategy will be successful and some of the markets represent a higher risk in terms of their changing regulatory environments and higher degree of uncertainty over levels of consumer spending.

Diageo may also be adversely affected by movements in the value of, and returns from, the investments held by its pension funds.

Diageo may be adversely affected by fluctuations in exchange rates. The results of operations of Diageo are accounted for in pounds sterling. Approximately 32% of sales in the year ended 30 June 2006 were in US dollars, approximately 23% were in sterling and approximately 20% were in euros. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo’s reported results of operations from year to year.

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

Diageo’s operations may be adversely affected by failure to renegotiate distribution and manufacturing agreements on favourable terms   Diageo’s business has a number of distribution agreements for brands owned by it or by other companies. These agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurance that Diageo will be able to renegotiate distribution rights on favourable terms when they expire or that agreements will not be terminated. Failure to renew distribution agreements on favourable terms could have an adverse impact on Diageo’s revenues and operating income. In addition, Diageo’s sales may be adversely affected by any disputes with distributors of its products.

Diageo may not be able to protect its intellectual property rights   Given the importance of brand recognition to its business, Diageo has invested considerable effort in protecting its intellectual property

Business description (continued)

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

It may be difficult to effect service of US process and enforce US legal process against the directors of Diageo   Diageo is a public limited company incorporated under the laws of England and Wales. The majority of Diageo’s directors and officers, and some of the experts named in this document, reside outside of the United States, principally in the United Kingdom. A substantial portion of Diageo’s assets, and the assets of such persons, are located outside of the United States. Therefore, it may not be possible to effect service of process within the United States upon Diageo or these persons in order to enforce judgements of US courts against Diageo or these persons based on the civil liability provisions of the US federal securities laws. There is doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of civil liabilities solely based on the US federal securities laws.

IFRS may introduce greater volatility into Diageo’s financial statements   These are the group’s first consolidated annual financial statements prepared in accordance with IFRS. For all periods up to and including 30 June 2005, Diageo prepared its primary financial statements in accordance with UK generally accepted accounting principles (UK GAAP). It is likely that reporting under IFRS will introduce a greater degree of volatility in Diageo’s reported results. This may include, but is not limited to, the potential adverse impact of accounting for changes in taxation rates and their impact on deferred tax balances, and accounting for financial instruments that do not qualify for hedge accounting. There is no assurance that further volatility in Diageo’s financial statements due to IFRS will not have a significant adverse effect on financial results.

Cautionary statement concerning forward-looking statements

This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

Business description (continued)

These factors include, but are not limited to:

•       increased competitive product and pricing pressures and unanticipated actions by competitors that could impact on Diageo’s market share, increase expenses and hinder growth potential;

•       the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•       Diageo’s ability to complete future acquisitions and disposals;

•       legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the business, environmental laws and laws governing pensions;

•       developments in the alcohol advertising class actions and any similar proceedings or other litigation directed at the drinks and spirits industry;

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

•       technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•       changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations, which may affect Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ above for the year ended 30 June 2006. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the SEC.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.

This document includes information about Diageo’s debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

Operating and financial review

Introduction

Information presented   Diageo is the world’s leading premium drinks business and operates on an international scale selling all types of beverage alcohol. It is one of a small number of premium drinks companies that operate across beer, wine and spirits. Diageo’s brands have broad consumer appeal across geographies; as a result, the business is organised under the regions of North America, Europe and International and the business analysis is presented on this basis. The following discussion is based on Diageo’s results for the year ended 30 June 2006 compared with the year ended 30 June 2005.

The financial statements for the year ended 30 June 2006 have been prepared in accordance with IFRS. There are a number of accounting differences between IFRS and US GAAP. A reconciliation of net income from IFRS to US GAAP and an explanation of the differences between IFRS and US GAAP are set out in the US GAAP information in note 35 to the consolidated financial statements.

In the discussion of the performance of the business, net sales after deducting excise duties is presented in addition to sales, since sales reflects significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the invoiced cost and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported sales and costs, without directly reflecting changes in volume, mix or profitability that are the variables which impact on the element of sales retained by the group.

Percentage movements presented below in ‘Operating results – 2006 compared with 2005 – analysis by brand and geographical region’ are organic movements unless otherwise stated. These movements and operating margins are before exceptional items. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to volume share.

Presentation of information in relation to the business   In addition to describing the significant factors impacting on the income statement compared to the prior year for the year ended 30 June 2006, additional information is also presented on the operating performance and cash flows of the group.

There are several principal key performance indicators that the group’s management use to assess the performance of the group in addition to income statement measures of performance. These include volume, and the non-GAAP measures of the organic movements in volume, sales, net sales (after deducting excise duties) and operating profit before exceptional items and free cash flow. Non-GAAP measures are those not specifically used in the consolidated financial statements themselves. These key performance indicators are described below:

Volume   has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five, and ready to drink in nine litre cases divide by 10, with certain pre-mixed products that are classified as ready to drink divided by five.

Organic movements   in volume, sales, net sales after deducting excise duties and operating profit before exceptional items are measures not specifically used in the consolidated financial statements themselves. The performance of the group is discussed using these measures.

Operating and financial review (continued)

In the discussion of the performance of the business, certain information is presented using pounds sterling amounts on a constant currency basis. This strips out the effect of exchange rate movements and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control.

Acquisitions and disposals also impact the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of acquisitions and disposals is referred to as ‘organic’ performance, and further information on the calculation of organic measures as used in the discussion of the business is included in the organic movements calculation and in the notes to that calculation.

Diageo’s strategic planning and budgeting process is based on organic movement in volume, sales, net sales after deducting excise duties and operating profit before exceptional items, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, acquisitions and disposals.

The group’s management believe these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures: sales, net sales after deducting excise duties and reported movements in individual income statement captions.

Free cash flow   comprises the net cash flow from operating activities as well as the net purchase and disposal of investments and property, plant and equipment that form part of net cash from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business. Free cash flow may not be comparable to similarly titled measures used by other companies.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, relate to the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group either has a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends paid and the purchase of own shares – each of which arises from decisions that are independent from the running of the ongoing underlying business.

Operating and financial review (continued)

The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Operating results – 2006 compared with 2005

	Year ended 30 June 2006			Year ended 30 June 2005
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
Summary consolidated income statement	items	items	Total	items	items	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Sales	9,704	—	9,704	8,968	—	8,968
Excise duties	(2,444)	—	(2,444)	(2,291)	—	(2,291)
Net sales	7,260	—	7,260	6,677	—	6,677
Operating costs	(5,216)	—	(5,216)	(4,745)	(201)	(4,946)
Operating profit	2,044	—	2,044	1,932	(201)	1,731
Disposal of investments and businesses		157	157		214	214
Net finance charges	(186)	—	(186)	(141)	—	(141)
Associates’profits	131	—	131	121	—	121
Profit before taxation	1,989	157	2,146	1,912	13	1,925
Taxation	(496)	315	(181)	(677)	78	(599)
Profit from continuing operations	1,493	472	1,965	1,235	91	1,326
Profit after tax from disposal of businesses		—	—		73	73
Profit for the year	1,493	472	1,965	1,235	164	1,399
Attributable to:
Equity shareholders	1,436	472	1,908	1,180	164	1,344
Minority interests	57	—	57	55	—	55
	1,493	472	1,965	1,235	164	1,399

Adoption of IFRS   The financial statements for the year ended 30 June 2006 have been prepared in accordance with International Financial Reporting Standards as endorsed and adopted for use in the European Union (IFRS). The results for the comparative year ended 30 June 2005 are also presented in accordance with IFRS. Further information on the conversion to IFRS is set out in ‘Accounting policies of the group – Basis of preparation’ and in note 34 to the consolidated financial statements.

Sales and net sales after deducting excise duties   On a reported basis, sales increased by £736 million (8%) from £8,968 million in the year ended 30 June 2005 to £9,704 million in the year ended 30 June 2006. On a reported basis, net sales, after deducting excise duties, increased by £583 million (9%) from £6,677 million in the year ended 30 June 2005 to £7,260 million in the year ended 30 June 2006. Acquisitions and disposals contributed a net increase to reported sales and net sales, after deducting excise duties, of £46 million and £27 million respectively in the year and foreign exchange rate movements also beneficially impacted reported sales by £186 million and reported net sales, after deducting excise duties, by £140 million, principally arising from strengthening of the US dollar.

Operating costs   On a reported basis operating costs before exceptional items increased by £471 million, principally due to an increase in cost of goods sold of £318 million and an increase in marketing costs of 11% from £1,013 million to £1,127 million. Overall, the impact of exchange rate movements increased total operating costs before exceptional items by £165 million. There were no exceptional operating costs in the year (2005 – £201 million). In the prior year, exceptional operating costs comprised £149 million in respect

Operating and financial review (continued)

of contributions to be made to the Thalidomide Trust, £29 million of accelerated depreciation and £30 million of Seagram integration costs, less £7 million in respect of the disposal of property, plant and equipment. On a reported basis, operating costs increased by £270 million (5%) from £4,946 million in the year ended 30 June 2005 to £5,216 million in the year ended 30 June 2006.

Post employment plans   Post employment costs for the year ended 30 June 2006 of £87 million (2005 – £80 million) comprised amounts charged to operating profit of £106 million (2005 – £89 million) and finance income of £19 million (2005 – £9 million). At 30 June 2006, Diageo’s deficit before taxation for all post employment plans was £801 million (2005 – £1,294 million).

Operating profit   Operating profit before exceptional items for the year increased by £112 million to £2,044 million from £1,932 million in the prior year. Exchange rate movements reduced operating profit before exceptional items for the year ended 30 June 2006 by £25 million. There were no exceptional operating charges in the year ended 30 June 2006, compared to costs in respect of the year ended 30 June 2005 of £201 million.

Non-operating exceptional items   Non-operating exceptional items before taxation were a gain of £157 million in the year ended 30 June 2006 compared with a gain of £214 million in the year ended 30 June 2005. The gain in the year to 30 June 2006 represents a gain of £151 million on sale of the group’s remaining 25 million shares of common stock of General Mills and a gain on sale of other businesses of £6 million. In the year ended 30 June 2005, non-operating exceptional items included a gain of £221 million on the disposal of 54 million shares of common stock of General Mills and a net charge of £7 million in respect of the disposal of other businesses.

Net finance charges   Net finance charges increased by £45 million from £141 million in the year ended 30 June 2005 to £186 million in the year ended 30 June 2006.

The net interest charge increased by £43 million from £150 million in the prior year to £193 million in the year ended 30 June 2006; £23 million of this increase resulted from higher debt and higher interest rates year on year, £13 million resulted from the loss of interest income on the Burger King subordinated debt repaid in July 2005 and £10 million from the termination of certain financing arrangements. In addition, the interest charge increased by £6 million as a result of exchange rate movements. Partly offsetting these increases, net interest also includes an interest credit of £9 million related to derivative instruments arising on the application of IAS 39 – Financial instruments: recognition and measurement.

Other net finance income of £7 million (2005 – income of £9 million) included income in respect of the group’s post employment plans of £19 million (2005 – income of £9 million) which year on year improvement principally results from lower interest costs in the pension plans from the unwinding of discounted liabilities. In addition, other net finance charges include a charge of £15 million (2005 – £7 million) in respect of the unwinding of discounted liabilities, a £2 million charge (2005 – charge of £8 million) in respect of foreign exchange translation differences on inter company funding arrangements that do not meet the accounting criteria for recognition in equity, and investment income of £5 million (2005 – £17 million) in respect of dividends on General Mills shares.

Associates   The group’s share of profits of associates after interest and tax was £131 million for the year compared to £121 million last year. Diageo’s 34% equity interest in Moët Hennessy contributed £122 million to share of profits of associates after interest and tax (2005 – £113 million).

Profit before taxation   After exceptional items, profit before taxation increased by £221 million from £1,925 million to £2,146 million in the year ended 30 June 2006.

Operating and financial review (continued)

Taxation   The effective tax rate before exceptional items for the year ended 30 June 2006 is 24.9% compared with 35.4% for the year ended 30 June 2005. The higher effective tax rate in the year ended 30 June 2005 mainly resulted from the reduction in the carrying value of deferred tax assets following a change in tax rate in the relevant territory.

The effective tax rate for continuing operations for the year ended 30 June 2006 after exceptional items is 8.4% compared with 31.1% for the year ended 30 June 2005. The effective tax rate in the current year has been reduced following the agreement of certain brand values with fiscal authorities that resulted in recognising an increase in the group’s deferred tax assets of £313 million. This amount has been accounted for as exceptional income. The profit arising on the sale of General Mills shares in the year and the comparative year is not subject to tax.

Profit after tax from disposal of businesses   Profit after tax from the disposal of businesses in the prior year of £73 million is in respect of the release of provisions established on the disposal of Burger King and Pillsbury.

Exchange rates   Diageo does not hedge the translation of its foreign currency results into sterling. Transactional exchange rate risk is hedged for those currencies in which there is an active market. The group seeks to hedge between 80% and 100% of forecast transactional exchange rate risk, for up to a maximum of 21 months forward, using forward currency exchange contracts. The gain or loss on the hedge is recognised in equity to the extent the hedge is effective and subsequently recognised in the income statement at the same time as the underlying hedged transaction affects the income statement.

Dividend   The directors recommend a final dividend of 19.15 pence per share, an increase of 5% on last year’s final dividend. The full dividend would therefore be 31.1 pence per share, an increase of 5% from the year ended 30 June 2005. Subject to approval by shareholders, the final dividend will be paid on 23 October 2006 to shareholders on the register on 15 September 2006. Payment to ADR holders will be made on 27 October 2006. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 2 October 2006.

Operating results – 2006 compared with 2005 – analysis by brand and geographical region

In order to assist the reader of the financial statements, the following comparison of 2006 with 2005 includes tables which present the exchange, acquisitions and disposals and organic components of the year-on-year movement for each of sales, net sales (after deducting excise duties) and operating profit before exceptional items.

Organic movements in the tables below are calculated as follows:

The organic movement percentage is the amount in the column headed ‘Organic movement’ expressed as a percentage of the aggregate of the columns headed 2005 Reported, Transfers, Exchange and the amounts in respect of disposals (see note 4 to the tables below) included in the column headed Acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to exclude the effect of exchange rate movements by recalculating the prior period results as if they had been generated at the current period’s exchange rates. Organic movement percentages are calculated as the organic movement amount in £ million, expressed as the percentage of the prior period results at current year exchange rates and after adjusting for disposals. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

Operating and financial review (continued)

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (ie the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period. In the calculation of operating profit before exceptional items the overheads included in disposals were only those directly attributable to the businesses disposed, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period.

The organic movement calculations for volume, sales, net sales (after deducting excise duties) and operating profit before exceptional items for the year ended 30 June 2006 were as follows:

	2005 units	Acquisitions units	Organic movement units	20006 units	Organic movement
Volume	million	million	Million	million	%
North America	46.5	0.2	2.1	48.8	5
Europe	40.8	0.3	0.3	41.4	1
International	38.1	0.3	5.2	43.6	14
Total	125.4	0.8	7.6	133.8	6

Operating and financial review (continued)

	2005			Acquisitions	Organic	2006	Organic
	Reported	Transfers	Exchange	and disposals	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	£ million	%
Sales
North America	2,622	3	129	41	173	2,968	6
Europe	3,860	(23)	1	(7)	3	3,834	—
International	2,424	5	56	12	329	2,826	13
Corporate and other	62	15	—	—	(1)	76	(2)
Total	8,968	—	186	46	504	9,704	6
Net sales after deducting excise duties
North America	2,194	3	110	34	169	2,510	7
Europe	2,499	(23)	(1)	(16)	(4)	2,455	—
International	1,922	5	31	9	252	2,219	13
Corporate and other	62	15	—	—	(1)	76	(2)
Total net sales	6,677	—	140	27	416	7,260	6
Excise duties	2,291					2,444
Sales	8,968					9,704
Operating profit before exceptional items
North America	779	—	2	1	47	829	6
Europe	702	(3)	(5)	4	39	737	6
International	615	(3)	(23)	1	54	644	9
Corporate and other	(164)	6	1	—	(9)	(166)	(6)
Total	1,932	—	(25)	6	131	2,044	7

Notes

(1)          Results for 2005 have been restated for the impacts of implementing IFRS.

(2)          Transfers represent the movement between operating units of certain activities, the most significant of which were the reallocation of the Guinness Storehouse visitor centre in Dublin from Europe into the Corporate business segment and the transfer of the costs in respect of a global information technology project from Corporate into Europe and International.

(3)          The exchange adjustments for sales, net sales after deducting excise duties, and operating profit before exceptional items are principally in respect of the US dollar.

(4)          The only acquisition in the year ended 30 June 2006 was the acquisition of The “Old Bushmills” Distillery Company Limited. Other acquisitions impacting on the calculation of organic growth in the year were in respect of the acquisition of The Chalone Wine Group (North America), Ursus Vodka Holdings B.V. (Europe) and Ghana Breweries Limited (International). Disposals affecting the year were principally the disposal of United Beverages Limited (Europe) and contributed sales, net sales after deducting excise duties, and operating profit before exceptional items of £35 million, £35 million and £nil, respectively, in the year ended 30 June 2005.

Operating and financial review (continued)

		2006		2005
		Operating		Operating
Analysis by business	Net sales(a)	profit/(loss)(b)	Net sales(a)	profit/(loss)(b)
	£ million	£ million	£ million	£ million
North America	2,510	829	2,194	779
Europe	2,455	737	2,499	702
International	2,219	644	1,922	615
Corporate and other	76	(166)	62	(164)
Total	7,260	2,044	6,677	1,932

(a)           after deducting excise duties

(b)          before exceptional items

North America

Summary:

•       Top line growth across the business – spirits 8%, wine 7%, beer 11% and ready to drink 3%

•       Increased spend on proven marketing campaigns

•       Well executed on and off trade sales programmes

•       Growth of the premium beer brands supported by effective advertising and targeted product placement

•       In wine, Chalone is another growth driver – performing ahead of expectations

			Reported	Organic
Key measures	2006	2005	movement	movement
	£ million	£ million	%	%
Volume			5	5
Net sales after deducting excise duties	2,510	2,194	14	7
Marketing	384	341	13	6
Operating profit before exceptional items	829	779	6	6

Reported performance   Net sales, after deducting excise duties, were £2,510 million in the year ended 30 June 2006, up by £316 million from £2,194 million in the prior year. Operating profit before exceptional items increased by £50 million to £829 million in the year ended 30 June 2006.

Operating and financial review (continued)

Organic performance   The weighted average exchange rate used to translate US dollar sales and profits moved from £1 = $1.86 in the year ended 30 June 2005 to £1 = $1.78 in the year ended 30 June 2006. The strengthening of the US dollar resulted in a £110 million increase in net sales, after deducting excise duties. Acquisitions added £34 million of net sales, after deducting excise duties, and there was an organic increase in net sales, after deducting excise duties, of £169 million. Transfers between business segments increased prior year net sales, after deducting excise duties, by £3 million. Operating profit before exceptional items increased by £2 million as a result of foreign exchange impacts. Acquisitions increased operating profit before exceptional items by £1 million and organic growth of £47 million was achieved.

	Reported	Organic	Reported	Organic
	volume	volume	net sales*	net sales*
Organic brand performance	movement	movement	movement	movement
	%	%	%	%
Global priority brands	7	7	14	8
Local priority brands	2	2	10	5
Category brands	2	(1)	24	7
Total	5	5	14	7

Key brands
Smirnoff vodka	9	16	11
Smirnoff ready to drink	(3)	1	(5)
Johnnie Walker	1	10	5
Captain Morgan (excluding ready to drink)	9	19	14
Baileys	7	13	7
José Cuervo (excluding ready to drink)	9	16	11
Crown Royal	6	14	8
Tanqueray	5	13	7
Guinness	7	15	9
Beaulieu Vineyard	—	5	1
Sterling Wines	3	15	10

*       after deducting excise duties

Diageo continued to outperform the market in an industry where the increase in the US legal drinking age population and the trend towards more premium products across all beverage alcohol categories are helping to drive growth.

The global priority brands again led the growth with volume up 7% and net sales, after deducting excise duties, up 8%.

The spirits brands, excluding ready to drink, delivered 8% growth in net sales, after deducting excise duties, reflecting strong performances from Smirnoff, Captain Morgan and José Cuervo.

Smirnoff benefited from targeted profile raising activity. In the off trade, volume was driven by concentrated activity on high visibility feature and display initiatives across Smirnoff vodka, as well as innovation in flavours. These activities and the focus on proven growth drivers, such as quality account management, delivered strong growth for Smirnoff vodka with volume up 9% and net sales, after deducting excise duties, up 11%.

Johnnie Walker continued to outperform the scotch category with volume up 1% and net sales, after deducting excise duties, up 5%. Both Johnnie Walker Red Label and Johnnie Walker Black Label grew

Operating and financial review (continued)

share. Higher marketing and public relations investment behind the successful Mentor programme and increased relationship marketing underpinned these strong results.

Captain Morgan had a good year. Excluding ready to drink, volume was up 9% and net sales, after deducting excise duties, were up 14%, benefiting from increased media spending, particularly in television to drive awareness and trial, strong display executions and the launch of Tattoo.

Baileys continued its turnaround from last year with volume and net sales, after deducting excise duties, both up 7%.

The José Cuervo Tradicional and Reserva variants delivered double-digit growth benefiting from the trend towards premium tequila. Product innovation also made a strong contribution to growth as the super premium range was further extended with the introduction of Black Medallion in February. A range of flavours was also introduced during the year. Excluding ready to drink, José Cuervo volume increased 9% and net sales, after deducting excise duties, rose 11%.

A strong second half performance from Crown Royal resulted in full year volume up 6% and net sales, after deducting excise duties, up 8% as the investment behind NASCAR was increased. The second half also saw the launch of an ultra premium offering, Crown Royal Extra Rare.

The ‘Tony Sinclair – Ready to Tanqueray’ campaign has reinvigorated the Tanqueray brand with volume up 5%. Price increases, taken over the year in certain markets, have led to an increase in net sales, after deducting excise duties, of 7%.

In line with the trend towards premium beers, Guinness continued to show strong performance with volume up 7%. A price increase across all variants in October 2005 meant that net sales, after deducting excise duties, grew 9%.

In wine, Beaulieu Vineyard volume was flat, but net sales, after deducting excise duties, increased 1%. Sterling Wines volume was up 3% with net sales, after deducting excise duties, up 10% as price increases were taken across a variety of labels. The Chalone wine brands are delivering ahead of expectations, as a result of a strong contribution from innovation with the introduction of new varietals.

Total ready to drink volume was up 2% led by the continued growth of José Cuervo’s pre-mixed margarita offerings and the launch of the Captain Morgan’s Parrot Bay ready to drink product. The introduction of new Smirnoff Twisted V flavours, strong growth of Smirnoff Ice in Canada and the regional launch of Smirnoff Raw Tea partially offset declines in the Smirnoff Ice brand in the US.

In category brands, volume decreased by 1% but net sales, after deducting excise duties, were up 7%. This reflected the decision to shift operational focus toward the more profitable reserve brands such as Cîroc and Don Julio and away from the high volume standard brands such as Popov and Gordon’s vodka.

Marketing spend for the year was up 6% and excluding ready to drink, up 9%. This reflects an accelerated investment in spirits, offset by a reduction in spend on ready to drink.

Europe

Summary:

•       Net sales, after deducting excise duties, were unchanged year on year as growth in core spirits offset tough market conditions in beer and ready to drink

•       Spirits demonstrated healthy volume growth at 3%

•       Innovation is increasing brand visibility with new and existing customers

Operating and financial review (continued)

•       Marketing spend was reduced by 4% and prioritised against specific opportunities such as Johnnie Walker throughout Europe and J&B in France

			Reported	Organic
Key measures	2006	2005	movement	movement
	£ million	£ million	%	%
Volume			2	1
Net sales after deducting excise duties	2,455	2,499	(2)	—
Marketing	389	403	(4)	(4)
Operating profit before exceptional items	737	702	5	6

Reported performance   Net sales, after deducting excise duties, were £2,455 million in the year ended 30 June 2006, down by £44 million from the prior year. Operating profit before exceptional items increased by £35 million from £702 million to £737 million.

Organic performance   Disposals net of the impact of acquisitions decreased net sales, after deducting excise duties, by £16 million and there was an organic decrease in net sales, after deducting excise duties, of £4 million and an adverse impact of exchange of £1 million. Transfers between business segments decreased prior year net sales, after deducting excise duties, by £23 million. Operating profit before exceptional items decreased by £5 million as a result of foreign exchange impacts. Acquisitions increased operating profit before exceptional items by £4 million and organic growth of £39 million was achieved. Transfers between business segments decreased prior year operating profit before exceptional items by £3 million.

	Reported	Organic	Reported	Organic
	volume	volume	net sales*	net sales*
Organic brand performance	movement	movement	movement	movement
	%	%	%	%
Global priority brands	1	1	(1)	(1)
Local priority brands	(2)	(2)	(1)	(1)
Category brands	6	2	(3)	2
Total	2	1	(2)	—

Key brands
Smirnoff vodka	8	8	7
Smirnoff ready to drink	(22)	(21)	(21)
Johnnie Walker	3	6	6
Baileys	1	—	—
J&B	(3)	(5)	(5)
Guinness	(3)	—	—

*       after deducting excise duties

Spirits demonstrated resilient growth with volume and net sales, after deducting excise duties, up 3%, while beer, volume down 3%, and ready to drink, volume down 22%, held back total performance. The shift from the on to the off trade in Ireland again negatively impacted overall beer performance. Wine volume grew 7% driven by Blossom Hill’s robust growth in Great Britain and Ireland.

Smirnoff vodka, excluding ready to drink, continued to grow strongly, delivering volume growth of 8% and growth of net sales, after deducting excise duties, of 7%. A pan-European advertising campaign, focusing on the quality credentials of Smirnoff, continued to build the distinctiveness of the brand, although marketing spend was reduced by 9%.

Operating and financial review (continued)

Johnnie Walker Red Label volume grew 1% while net sales, after deducting excise duties, were flat. However, very strong volume growth of Johnnie Walker Black Label, up 14%, and Johnnie Walker Super Deluxe, up 21%, delivered overall growth in Johnnie Walker, with volume up 3%, and had a positive mix impact as net sales, after deducting excise duties, increased 6%. Growth was driven mainly by increased demand in Southern Europe, Russia and Eastern Europe and the favourable impact of advertising, especially the sponsorship of Team McLaren Mercedes Formula One. Marketing spend was up 19% as a result of increased activities in sports sponsorship.

Europe accounts for over half of Baileys volume worldwide and brand volume was up a further 1% year on year, driven by growth in France, Italy, Russia and Central and Eastern Europe. Net sales, after deducting excise duties, were flat. Excluding ready to drink, both volume and net sales, after deducting excise duties, grew by 1%.

The majority of J&B’s volume in Europe is sold in Spain, where the decline of the scotch category led to a 3% decrease in overall volume of J&B. However, elsewhere in Europe, especially in France and Eastern Europe, J&B performed well.

Guinness volume declined 3% although pricing offset weak volumes and net sales, after deducting excise duties, were flat year on year. Guinness sales progressed well in Russia during the year following Diageo’s agreement in July 2005 with Heineken NV for the production and distribution of Guinness in Russia.

Despite a year on year decline in ready to drink, Diageo has managed costs and increased the margin on ready to drink, even though contribution in absolute terms was down.

Total local priority brand performance was negatively impacted by the decline of Diageo’s beer volume in Ireland.

Marketing spend was reduced by 4%, driven by a 23% reduction in spending on ready to drink.

Great Britain

Volume was flat and net sales, after deducting excise duties, were down 1% as the decline in ready to drink continued to cause a negative mix impact.

The total spirits market in Great Britain was broadly flat as growth in the off trade offset declines in the on trade. Diageo maintained leadership across all key categories and, excluding ready to drink, grew spirits volume by 2%.

Growth in spirits was attributable to Smirnoff vodka in particular, which continued to gain share as volume grew 6% and net sales, after deducting excise duties, grew 8%. Smirnoff performance was driven by marketing programmes focused on quality and on trade activity around signature cocktails. Smirnoff ready to drink volume declined 19%, a rate similar to the prior year.

Total Baileys volume declined 2% and net sales, after deducting excise duties, declined by 4%. Excluding Baileys Glide, Baileys volume declined 1% whilst net sales, after deducting excise duties, grew 1%. The majority of Baileys is sold in the off trade where there has been increased competition from value brands, however while volume declined, the brand maintained its value share. Baileys grew in the on trade driven by distribution gains and price increases.

Total Guinness volume declined 1% whilst net sales, after deducting excise duties, grew 1% driven by a price increase on Guinness Draught. While volume in the on trade beer market in Great Britain declined

Operating and financial review (continued)

3% as consumers shifted to consumption at home, Guinness Draught gained share in the on trade, growing volume 1% and net sales, after deducting excise duties, by 4%. Media activities were focused on quality attributes and Dublin brewed Guinness, as well as the first year of a four-year sponsorship of the rugby premiership. This helped to generate growth in the second half and increase share.

Local priority brand volume declined 2% and net sales, after deducting excise duties, fell 6%, mainly due to the decline in Archers ready to drink. Gordon’s volume grew 1% and net sales, after deducting excise duties, were up 4%. Bell’s Extra Special volume grew 2% although net sales, after deducting excise duties, were down.

Category brand volume grew 4% and net sales, after deducting excise duties, increased 2% driven by Blossom Hill, which continued to grow strongly with volume up 13%, and the launch in May 2006 of a new product, Quinn’s, an alcoholic fruit ferment blended drink, into the on and off trade.

Ireland

The performance in Ireland reflects the continuing change in market dynamics from on to off trade, high levels of competitor investment, and consumer migration to value brands. While the total beverage alcohol market grew 2%, the on trade was down 3% and the off trade was up 7%. The on trade now represents 51% of the total market.

Volume declined 3% and net sales, after deducting excise duties, were down 1%. This was due to weak performance in beer, where volumes were down 6%, partly offset by growth in wine and spirits, where volume grew 18% and 7% respectively. The impact on net sales, after deducting excise duties, of declining beer volume was partly offset by price increases.

Guinness volume declined 8% whilst net sales, after deducting excise duties, declined 3% as a result of price increases introduced in June 2005 and May 2006. Guinness was impacted by increased levels of competitor investment and the movement to the off trade where Guinness’ share is lower. In the year there was innovation on the Guinness brand with positive consumer response to the launch of the limited edition Brewhouse Series. In the second half, Guinness Mid-Strength, a lower alcohol by volume format, began consumer trials in 80 outlets.

The introduction of new packaging on Harp, new marketing executions on Carlsberg and Harp and increased distribution have helped reinvigorate both brands. As a result both Carlsberg and Harp have maintained volume year on year and net sales, after deducting excise duties, have increased 7% and 2% respectively.

Smirnoff continued to be the number one vodka in Ireland and outperformed the vodka category in both the on and off trade.

Baileys volume declined 2% and net sales, after deducting excise duties, fell 8% due to increased competition from lower value brands.

Iberia

In Iberia, volume and net sales, after deducting excise duties, both declined 3%. In Spain, spirits penetration is declining in all age groups versus other leisure categories and this has negatively impacted the Spanish business, whilst in Portugal trading conditions continued to be tough as a result of tightening consumer expenditure.

J&B faced increased pressure as the standard whisky segment in Spain continued to decline as consumers continued to switch to dark rums. Therefore, while J&B gained share in the Spanish on trade,

Operating and financial review (continued)

overall Iberian volume declined 7% and net sales, after deducting excise duties, fell 10%. Marketing spend increased 3% behind J&B driven by investment in Spain.

Johnnie Walker volume declined 2%, however net sales, after deducting excise duties, were up 2% driven by the growth of Johnnie Walker Black Label, Super Deluxe and price increases throughout Iberia. Johnnie Walker Black Label and Super Deluxe combined grew volume by 4% and net sales, after deducting excise duties, by 11%. Johnnie Walker Red Label volume declined 3% despite a good performance in Spain, where it is the only standard whisky brand growing volume and share in the on trade. Total Diageo share in the standard scotch segment in Spain increased by 0.3 percentage points.

Across Iberia, Baileys volume was down 6% and net sales, after deducting excise duties, declined 5% driven by contraction in the on trade. José Cuervo volume grew 13% and net sales, after deducting excise duties, were up 15% due to continued consumer interest in the tequila category.

Local priority brand volume grew 5% and net sales, after deducting excise duties, were up 7%. Dark rums grew robustly in the on and off trade with Cacique volume up 6% and net sales, after deducting excise duties, up 9% as a result of repositioning the brand.

Category brand volume declined 8% and net sales, after deducting excise duties, fell 9%. Pampero volume declined 14% with net sales, after deducting excise duties, down 12% as marketing spend was focused on Cacique. In total, Diageo’s rum brands grew volume 2% and net sales, after deducting excise duties, grew 5%.

Rest of Europe

In the rest of Europe, solid performances in Italy and Central and Eastern Europe and the growth of super premium brands in Russia drove volume growth of 6% and growth in net sales, after deducting excise duties, of 4%.

Johnnie Walker Red Label volume in the rest of Europe was up 2% and net sales, after deducting excise duties, were up 1%. Johnnie Walker Black Label and Super Deluxe experienced strong growth with volume up 25% and net sales, after deducting excise duties, up 28% from key markets such as Greece, Russia and Northern Europe.

Captain Morgan delivered volume growth of 29% driven by Northern Europe and Russia with net sales, after deducting excise duties, up 23%.

J&B performed well in France, its second largest market, with volume up 9% benefiting from effective on trade advertising and promotion. Baileys enjoyed strong sales in France and Italy.

Ready to drink volume in the rest of Europe declined by 27%, as a result of the continued decline in the segment in France.

Russia continued its momentum with robust volume growth of 25% and net sales, after deducting excise duties, up 26% driven by Johnnie Walker, as the trend towards premium products in Russia continued. Johnnie Walker is the number one scotch in Russia and Baileys holds the same position in the imported liqueur category.

Diageo has announced the acquisition of the Smirnov brand in Russia through a company in which Diageo holds a 75% stake. This company will unite the Smirnoff/Smirnov brands under common ownership and will be the exclusive distributor of Diageo spirits brands and the Smirnov vodka brand in Russia.

Operating and financial review (continued)

International

Summary:

•       Strong performance across all regions as investment accelerated growth

•       Innovation has improved competitive positions in key categories across the region

•       Performance in Nigeria, Korea and Taiwan has been turned around

			Reported	Organic
Key measures	2006	2005	movement	movement
	£ million	£ million	%	%
Volume			14	14
Net sales after deducting excise duties	2,219	1,922	15	13
Marketing	354	269	32	28
Operating profit before exceptional items	644	615	5	9

Reported performance   Net sales, after deducting excise duties, were £2,219 million in the year ended 30 June 2006, up by £297 million from £1,922 million in the prior year. Operating profit before exceptional items increased by £29 million to £644 million in the year ended 30 June 2006.

Organic performance   Net sales, after deducting excise duties, increased by £31 million as a result of exchange rate impacts. Acquisitions added net sales, after deducting excise duties, of £9 million and there was an organic increase in net sales, after deducting excise duties, of £252 million. Transfers between business segments increased prior year net sales, after deducting excise duties, by £5 million. Operating profit before exceptional items increased by £29 million despite unfavourable exchange rate movements of £23 million. Acquisitions increased operating profit before exceptional items by £1 million and organic growth of £54 million was achieved. Transfers between business segments reduced prior year operating profit before exceptional items by £3 million.

	Reported	Organic	Reported	Organic
	volume	volume	net sales*	net sales*
Organic brand performance	movement	movement	movement	movement
	%	%	%	%
Global priority brands	11	11	14	13
Local priority brands	4	4	12	5
Category brands	24	22	20	18
Total	14	14	15	13

Key brands
Smirnoff vodka	9	14	13
Smirnoff ready to drink	41	47	44
Johnnie Walker	16	13	16
Baileys	11	8	6
Guinness	(2)	7	3
Buchanan’s	20	15	21
Windsor	12	23	9

*       after deducting excise duties

Operating and financial review (continued)

Good economic conditions in many markets, further investment in the brands and the organisation and a focus on market place execution have resulted in the International business growing strongly in all regions. Growth has been driven by the global priority brands, with Johnnie Walker in particular experiencing strong growth on the back of upweighted investment. This investment has been focused around the sponsorship of Team McLaren Mercedes Formula One, which has been particularly successful in driving growth of Johnnie Walker Black Label and Super Deluxe variants, where net sales, after deducting excise duties, grew 17%. The sponsorship has also provided a strong platform for Diageo’s responsible drinking programmes.

Smirnoff vodka grew net sales, after deducting excise duties, by 13% with particularly strong growth in India and Brazil. Smirnoff ready to drink volume grew over 40%. This performance has been delivered through strengthened distribution and sales execution and advertising campaigns on Smirnoff Ice in Brazil and Australia, as well as the launch of Smirnoff Ice in Venezuela and Smirnoff Storm in South Africa.

Baileys grew volume by 11% driven by growth in Global Duty Free and Japan. Promotional activity in Global Duty Free and the decline of Baileys Glide in Australia have, however, resulted in adverse mix with net sales, after deducting excise duties, growing by 6%.

Guinness volume declined 2% whilst net sales, after deducting excise duties, were up 3%. Performance was held back as a result of a decline in Cameroon, although this was partly offset by strong performances in Nigeria and Ghana where price increases accelerated the growth of net sales, after deducting excise duties, ahead of volume. South East Asia and Japan also experienced good growth.

Local priority brand performance was led by the growth of Buchanan’s in Venezuela, and the return to growth of Windsor in Korea, driven in particular by new packaging on the 12 and 17-year-old variants. Growth of Bundaberg in Australia and Bell’s in South Africa were offset by declines in Dimple in Korea, and Tusker and Pilsner in Kenya.

The growth of the scotch category across the region has been the main driver of the growth in category brands. Investment behind Diageo’s scotch brands has enabled the International region to capitalise on market opportunities. Amongst the successes was Old Parr, which grew significantly across Latin America with volume and net sales, after deducting excise duties, up nearly 60%. The newly launched whisky brands continued to perform strongly in Thailand and the successful relaunch of Harp in Nigeria also contributed to the overall growth in category brands.

Ready to drink grew volume by 22% and net sales, after deducting excise duties, by 21%. This was led by the growth of Smirnoff throughout International and Bundaberg and Johnnie Walker in Australia.

Asia Pacific

Increased marketing investment, growing markets in India and China, share gains in Korea and Thailand and continued growth in ready to drink in Australia led to volume up 15%, and net sales, after deducting excise duties, up 11% in Asia Pacific.

In Australia, ready to drink has driven growth of 6% in net sales, after deducting excise duties, with Smirnoff, Johnnie Walker and Bundaberg all showing good growth. Smirnoff ready to drink delivered share gains of 3.4 percentage points, boosted by the successful launch of Smirnoff Twist ready to drink. In spirits, whilst Baileys has declined in volume and lost share, Johnnie Walker Red Label, Johnnie Walker Black Label, Bundaberg and Smirnoff have all gained share in a spirits market that was up 6% in the year.

Operating and financial review (continued)

In Korea, the trading environment for spirits has stabilised as a result of improved economic conditions, however Diageo’s strong performance was the result of gaining share, most notably on Windsor. The brand has been revitalised with new packaging and the introduction of a 21-year-old variant and net sales, after deducting excise duties, grew 9%. Johnnie Walker volume grew 36% and net sales, after deducting excise duties, grew 52%. Johnnie Walker Super Deluxe grew volume 58% and net sales, after deducting excise duties, by 82%, albeit off a small base, as it gained from the new focus on modern on trade outlets and marketing activities to build brand equity. Dimple volume declined by 22% in the year, as renovations on the brand failed to turn around performance.

In Japan, volume grew 3% and net sales, after deducting excise duties, grew by 1%. Strong performances from Baileys, which grew volume by 65%, and Guinness, up 14%, offset a 45% volume decline in Smirnoff ready to drink as a result of a temporary withdrawal in the first half. The brand performed well following the relaunch in the second half.

In Thailand, Diageo clearly outperformed the market and the competition, with growth in each of its brands despite the decline in the imported whisky segment. Benmore and Golden Knight together account for over 450,000 cases and have made significant share gains in the standard and economy whisky segments respectively, although this strong growth has resulted in an adverse mix. Johnnie Walker recorded volume growth of 32% and growth in net sales, after deducting excise duties, of 20% driven by Johnnie Walker Red Label.

Performance in Taiwan improved as volume and net sales, after deducting excise duties, both grew 11%. Johnnie Walker Green Label in particular has performed well, benefiting from a new campaign and a market where malt whisky is growing strongly.

Performance in China has continued strongly with volume up 57% and net sales, after deducting excise duties, up 81%, albeit from a small base. Johnnie Walker Black Label represents a significant proportion of Diageo’s business in China, and has driven this growth with volume up 89% and net sales, after deducting excise duties, up 124%, supported by a significant upweight in investment. This investment included activities surrounding the sponsorship of Team McLaren Mercedes Formula One at the Shanghai Grand Prix, as well as three new local advertising executions.

The Indian business benefited from activities surrounding Johnnie Walker’s sponsorship of the cricket Super Series in Australia, and the Smirnoff “Life is Calling” campaign. Volume grew 29% and net sales, after deducting excise duties, grew 37%. While there is increasing evidence of consumers upgrading to premium and branded products, competitive activity is becoming more intense, with evidence of increased consolidation in the sector, and an increasing number of new brand launches.

Africa

Africa delivered volume growth of 10% and growth in net sales, after deducting excise duties, of 9%. This was the result of strong performances in Nigeria and South Africa, offset by a decline in Cameroon.

In Nigeria volume grew 20% and net sales, after deducting excise duties, grew 13%. Harp was relaunched in 2005 and as a result share has increased by 3.7 percentage points. This growth has, however, led to adverse mix. Guinness delivered volume growth of 4% and net sales, after deducting excise duties, grew 9% as a result of a price increase in October 2004.

In East Africa, difficult economic conditions due to drought and rising fuel prices, together with a duty increase, saw consumers trade down to lower value brands. Volume grew 20% and net sales, after

Operating and financial review (continued)

deducting excise duties, grew 11% with Senator, a low priced beer introduced in 2005, having performed well.

South Africa saw significant mix improvement as volume grew 6% and net sales, after deducting excise duties, grew 19%. This mix improvement was the result of a strong performance by Diageo’s scotch brands as Johnnie Walker volume increased by 36% and Bell’s grew volume by 15%. The switch in consumer preference towards dark spirits resulted in Smirnoff vodka volume declining by 7%, although Smirnoff ready to drink grew by 48%, driven by the launch of Smirnoff Storm.

In Ghana, volume grew 6% whilst price increases and a change in invoicing arrangements agreed with the authorities following the acquisition of Ghana Breweries Ltd led net sales, after deducting excise duties, to grow by 17%. Guinness volume for the year was flat with net sales, after deducting excise duties, up 13%. Volume of Malta increased by 13% as it continued to enjoy an advantaged price position over its competitive set.

Trading in Cameroon was heavily impacted by aggressive promotional activity by a competitor. As a result, Guinness volumes were down 37% and net sales, after deducting excise duties, were down by 35%.

Latin America and the Caribbean

Diageo has continued to invest behind brand building programmes, improvements in customer relationships and sales execution to capitalise on the growth in consumer demand from buoyant economies across Latin America. Volume grew by 17% and net sales, after deducting excise duties, by 21%.

In the Brazilian hub, which includes Paraguay and Uruguay, growth was driven by scotch and ready to drink. Johnnie Walker grew net sales, after deducting excise duties, by 40%. In Brazil, Johnnie Walker benefited from investment both above and below the line as Johnnie Walker Red Label share grew 3.4 percentage points and Johnnie Walker Black Label delivered share gains of 1.8 percentage points. Smirnoff ready to drink grew net sales, after deducting excise duties, over 100% as the continued success of Smirnoff Ice has extended Smirnoff’s leadership in the buoyant ready to drink segment.

Volume grew 23% and net sales, after deducting excise duties, grew 36% in Venezuela, as strong economic fundamentals have translated into increased consumer demand across all sectors. Diageo leads the super deluxe, deluxe and standard scotch segments. Johnnie Walker Red Label performed strongly with volume and net sales, after deducting excise duties, up 25% and Buchanan’s delivered growth in net sales, after deducting excise duties, of 40%. A new campaign for Smirnoff Ice has driven significant growth in volume and net sales, after deducting excise duties, albeit off a small base.

In Mexico, volume grew 55% and net sales, after deducting excise duties, grew 41%. As a result Diageo gained 4.9 percentage points of share in the scotch category. Johnnie Walker Red Label grew volume 32% and Buchanan’s volume increased 51% as a result of strengthened customer relationships, sustained brand building investment and a particular focus on the on trade.

Global Duty Free

The focus on sales execution and innovation within Global Duty Free has driven strong volume growth of 16% and growth in net sales, after deducting excise duties, of 18%. Packaging innovation such as the Johnnie Walker Blue Label Magnum and marketing activity around the sponsorship of Team McLaren Mercedes Formula One has led to a 21% growth in net sales, after deducting excise duties, for Johnnie Walker. Baileys delivered growth of 29% in net sales, after deducting excise duties, as major sampling activities were carried out in Europe and Asia associated with the launch of the new flavour innovations.

Operating and financial review (continued)

Corporate revenue and costs

Reported performance   Net sales, after deducting excise duties, were £76 million in the year ended 30 June 2006, up by £14 million from £62 million in the prior year. Net operating costs before exceptional items increased by £2 million to £166 million in the year ended 30 June 2006.

Organic performance   Transfers between business segments increased prior year net sales, after deducting excise duties, by £15 million, and there was an organic decrease in net sales, after deducting excise duties, of £1 million. Net corporate operating costs before exceptional items decreased by £6 million as a result of transfers between business segments and there was a decrease of £1 million as a result of foreign exchange impacts. An organic increase of £9 million in corporate net operating costs, before exceptional items, was driven mainly by an increase in investment behind innovation.

Trend information

The following comments were made by Paul Walsh, chief executive of Diageo, in Diageo’s preliminary announcement on 31 August 2006:

‘Diageo’s strong full year performance is the result of brand building marketing campaigns, better sales execution to build superior relationships with our customers and successful new product launches.

‘North America continues to deliver industry beating top line growth; a more cost effective European business is driving operating profit and margin growth; and the rate of sales growth in International has accelerated following new brand introductions and increased investment.

‘Strong top line growth has delivered organic operating margin expansion and organic operating profit growth in line with our guidance at the beginning of the year despite pressure on input costs. At the same time we have increased marketing investment creating a stronger platform for future growth. We have delivered another year of strong free cash flow and through our dividends and share buybacks we have returned a further £2.3 billion to our shareholders.

‘With well-positioned brands and a more efficient and effective organisation, we enter the new financial year with confidence. We expect that organic net sales growth will be in line with that achieved in the current year and we plan to deliver organic operating profit growth of at least 7% for the year and to return a further £1.4 billion to shareholders through our continuing buyback programme.’

Operating and financial review (continued)

Liquidity and capital resources

Cash flow   A summary of the cash flow and reconciliation to movement in net borrowings for the two years ended 30 June 2006 is as follows:

	Year ended 30 June
	2006	2005
	£ million	£ million
Profit for the year	1,965	1,399
Profit after tax from disposal of discontinued businesses	—	(73)
Taxation	181	599
Share of associates’ profits after tax	(131)	(121)
Net interest and other finance income and charges	186	141
Net non-operating exceptional gains	(157)	(214)
Depreciation and amortisation	214	241
Movements in working capital	(192)	89
Dividend income	115	134
Other items	18	78
Cash generated from operations	2,199	2,273
Interest received	64	146
Interest paid	(235)	(325)
Dividends paid to equity minority interests	(40)	(49)
Taxation paid	(393)	(320)
Net cash from operating activities	1,595	1,725
Net disposal/(purchase) of investments	7	(6)
Net investment in property, plant and equipment	(241)	(276)
Free cash flow	1,361	1,443
Disposal of shares in General Mills	651	1,210
Other disposals	121	(16)
Acquisitions	(209)	(258)
Proceeds from issue of share capital	3	6
Net purchase of own shares for share trusts	(11)	(29)
Own shares repurchased	(1,428)	(710)
Increase/(decrease) in loans	309	(379)
Redemption of guaranteed preferred securities	—	(302)
Equity dividends paid	(864)	(849)
Net (decrease)/increase in cash and cash equivalents	(67)	116
Cash flows from loans (excluding overdrafts)	(309)	379
Exchange differences	15	(136)
Non-cash items	(18)	91
(Increase)/decrease in net borrowings	(379)	450

The primary sources of the group’s liquidity over the last two financial years have been cash generated from operations and cash received from disposals. A portion of these funds has been used to fund acquisitions, share repurchases, to pay interest, dividends and taxes, and to fund capital expenditure.

Free cash flow generated was £1,361 million (2005 – £1,443 million). Cash generated from operations decreased by £74 million to £2,199 million in the year to 30 June 2006. There was an increase of

Operating and financial review (continued)

£566 million in profit for the year to £1,965 million for the year ended 30 June 2006, which was offset by the year-on-year impact of working capital movements on the cash flow of £281 million (an outflow of £192 million in the year to 30 June 2006 and an inflow of £89 million in the prior year). Of this year-on-year movement in working capital, £179 million reflects the presentation of exceptional non-cash charges within working capital movements in the prior year following the implementation of IFRS, thus operating working capital impact on cash flow was £102 million. The decrease in cash generated from operations was partially offset by reduced interest payments (down £8 million to £171 million) and reduced capital expenditure (down £35 million to £241 million). However, increased tax payments (up £73 million to £393 million) contributed to an overall decrease in free cash flow of £82 million to £1,361 million from £1,443 million in the prior year.

In the year ended 30 June 2006, the group generated proceeds from the disposal of shares of General Mills of £651 million (2005 – £1,210 million) and issued new share capital under employee share schemes generating proceeds of £3 million (2005 – £6 million). These inflows were mainly offset by payments of £1,428 million to repurchase shares to be held as treasury shares (including £21 million in respect of treasury shares to be held for hedging employee share scheme grants), the payment of £209 million to acquire Bushmills Irish whiskey in August 2005 and £864 million equity dividends paid.

Capital structure and credit rating   The group’s management is committed to enhancing shareholder value, both by investing in the businesses and brands so as to improve the return on investment and by managing capital structure. Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels.

Capital repayments   The company acquired 164 million (2005 – 86 million, 2004 – nil) ordinary shares to be held as treasury shares as part of its share buyback programme during the year ended 30 June 2006, for a total consideration of £1,407 million including expenses (2005 – £649 million, 2004 – £nil). The company did not acquire any shares for cancellation during the year (2005 – 8 million shares, consideration £61 million, 2004 – 43 million shares, consideration £306 million). The group regularly assesses its debt and equity capital levels against its stated policy for capital structure and will continue to repurchase shares when appropriate.

In the period 1 July 2006 to 20 September 2006 the company acquired 20.6 million shares as part of the company’s share buyback programmes to be held as treasury shares, 6.5 million shares purchased and subsequently cancelled and 1.5 million shares to be held as treasury shares for hedging share scheme grants provided to employees, for a total consideration of £267 million including expenses.

Operating and financial review (continued)

The number of shares purchased for settlement in each calendar month and the average price paid for the year ended 30 June 2006 were as follows:

	Number of shares	Average price paid	Authorised purchases
Calendar month	purchased(a)	pence	unutilised at month end
July 2005	5,118,000	797	213,594,223	(b)
August 2005	5,971,000	784	207,623,223	(b)
September 2005	12,195,000	821	195,428,223	(b)
October 2005	15,580,000	826	297,061,222	(c)
November 2005	28,115,000	840	268,946,222
December 2005	17,385,500	848	251,560,722
January 2006	12,755,000	837	238,805,722
February 2006	11,200,000	854	227,605,722
March 2006	14,402,611	901	213,203,111
April 2006	11,000,000	903	202,203,111
May 2006	16,600,000	891	185,603,111
June 2006	13,355,000	901	172,248,111

Notes

(a)    All shares were purchased as part of publicly announced programmes.

(b)   Authorisation was given by shareholders on 20 October 2004 to purchase a maximum of 305,752,223 shares. Under the authority granted, the minimum price which may be paid is 28 101/108 pence and the maximum price is equal to 105% of the average of the middle market quotations for an ordinary share for the five preceding business days. The expiration date for this programme was 18 October 2005.

(c)    Authorisation was given by shareholders on 18 October 2005 to purchase a maximum of 305,041,222 shares. Under the authority granted, the minimum price which may be paid is 28 101/108 pence and the maximum price is equal to 105% of the average of the middle market quotations for an ordinary share for the five preceding business days. The expiration date for the programme is 17 October 2006.

Borrowings   The group policy with regard to the expected maturity profile of borrowings of group financing companies is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

Operating and financial review (continued)

The group’s net borrowings and gross borrowings in the tables below are measured at amortised cost with the exception, in relation to the year ended 30 June 2006, of borrowings designated in a fair value hedge, interest rate fair value hedging instruments and foreign currency swaps and forwards which are measured at fair value. From 1 July 2005 the group has applied IAS 39 – Financial instruments: recognition and measurement. The comparative figures for the year ended 30 June 2005 have not been restated for compliance with IAS 39 under the exemptions permitted under IFRS 1 – First time adoption of International Financial Reporting Standards. Net borrowings, reported on this basis, comprise the following:

	As at 30 June
	2006	2005
	£ million	£ million
Overdrafts	(48)	(58)
Other borrowings due within one year	(711)	(811)
Borrowings due within one year	(759)	(869)
Borrowings due between one and three years	(1,790)	(1,744)
Borrowings due between three and five years	(831)	(974)
Borrowings due after five years	(1,380)	(959)
Interest rate fair value hedging instruments	(44)	—
Foreign currency swaps and forwards	(17)	—
Finance leases	(9)	(9)
Gross borrowings	(4,830)	(4,555)
Offset by:
Cash and cash equivalents	699	787
Other liquid resources	49	30
Foreign currency swaps and forwards	—	32
Net borrowings	(4,082)	(3,706)

The effective interest rate for the year ended 30 June 2006, based on average monthly net borrowings and interest charge, excluding finance charges unrelated to net borrowings, was 4.8% (2005 – 4.1%).

Borrowings due within one year (including foreign currency swaps and forwards) as at 30 June 2006 were £776 million (30 June 2005 – £837 million).

The group’s gross borrowings were denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Gross borrowings
2006	(4,830)	47	8	30	15
2005	(4,555)	84	1	12	3

Cash and cash equivalents and other liquid resources were denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Cash and cash equivalents and other liquid resources
2006	748	21	20	12	47
2005	817	31	37	2	30

Operating and financial review (continued)

The following table summarises the group’s gross borrowings, excluding overdrafts, finance leases, interest rate fair value hedging instruments and foreign currency swaps and forwards.

	As at 30 June
	2006	2005
	£ million	£ million
Global bonds	(2,751)	(2,086)
Yankee bonds	—	(279)
Guaranteed notes	(216)	(225)
Medium term notes	(1,280)	(930)
Commercial paper	—	(458)
Others	(465)	(510)
	(4,712)	(4,488)

During the year ended 30 June 2006, the group borrowed $250 million (£135 million) in the form of a medium term note that matures in 2008, $400 million (£216 million) in the form of a medium term note that matures in 2009, $600 million (£324 million) in the form of a global bond that matures in 2013 and $750 million (£405 million) in the form of a global bond that matures in 2015. During the year ended 30 June 2005, the group borrowed $750 million (£418 million) in the form of a global bond that matures in 2010. The proceeds of all issuances have been used in the ongoing cash management and funding activities of the group.

At 30 June 2006, the group had available undrawn committed bank facilities of £1,746 million (2005 – £1,788 million). Of the facilities, £676 million expire in May 2007, £486 million expire in May 2010 and £584 million expire in May 2011. Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates plus an agreed margin, which is dependent on the period of drawdown. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items aggregated with share of associates’ profits to net interest). They are also subject to pari passu ranking and negative pledge covenants.

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

Capital commitments not provided for at 30 June 2006 were estimated at £56 million (2005 – £53 million).

Diageo management believes that it has sufficient funding for its working capital requirements.

Operating and financial review (continued)

Contractual obligations

	Payments due by period
	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total
	£ million	£ million	£ million	£ million	£ million
As at 30 June 2006
Long term debt obligations	711	1,790	831	1,380	4,712
Operating leases	78	129	102	258	567
Purchase obligations	709	612	371	357	2,049
Provisions and other non-current payables	48	69	28	123	268
	1,546	2,600	1,332	2,118	7,596

Long term debt obligations comprise borrowings (excluding interest rate and foreign currency swaps) with an original maturity of greater than one year. Purchase obligations include various long term purchase contracts entered into for the supply of certain raw materials, principally grapes, cans and glass bottles. The contracts are used to guarantee supply of raw materials over the long term and to enable more accurate predictions of future costs. Provisions and other non-current payables exclude £29 million in respect of vacant properties and £102 million for onerous contracts, which are included in operating leases and purchase obligations, respectively. Deferred tax and post employment benefit liabilities are not included in the table above.

The group makes service-based cash contributions to the Diageo pension scheme in the United Kingdom. In the year ending 30 June 2007, the contribution is expected to be £52 million. In addition, the group has agreed to make payments estimated at £50 million in each of the four years to 30 June 2010 into escrow bank accounts to reduce the deficit on the Diageo pension scheme in the United Kingdom.

Off-balance sheet arrangements

In connection with the disposal of Pillsbury in October 2001, Diageo has guaranteed debt of International Multifoods Corporation, a wholly owned subsidiary of The JM Smucker Company as from 18 June 2004, to the amount of $200 million (£108 million), repayable in November 2009. The directors are not aware of any instances of default by the borrower at present, but the ability of the borrower to continue to be in compliance with the guaranteed debt instrument, and in particular remaining current on payments of interest and repayments of principal, is significantly dependent on the current and future operations of the borrower and its affiliates.

In addition, certain of the acquired Seagram businesses had pre-existing guarantees at the date of acquisition in relation to the solvency of a third party partnership. This partnership has outstanding loans of $100 million (£54 million). Vivendi has indemnified the group against any losses relating to these arrangements.

The above guarantees are unrelated to the ongoing operations of the group’s business.

Save as disclosed above, neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

Operating and financial review (continued)

Risk management

The group’s funding, liquidity and exposure to interest rate and foreign exchange rate risks are managed by the group’s treasury department. The treasury department uses a combination of derivative and conventional financial instruments to manage these underlying risks.

Treasury operations are conducted within a framework of board-approved policies and guidelines, which are recommended and subsequently monitored by the finance committee. This committee is described in the corporate governance report. These include benchmark exposure and/or hedge cover levels for key areas of treasury risk. The benchmarks, hedge cover and overall appropriateness of Diageo’s risk management policies are reviewed by the board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board-approved strategies. Transactions giving rise to exposures away from the defined benchmark levels arising on the application of this flexibility are separately monitored on a daily basis using value at risk analysis. These derivative financial instruments are carried at fair value and gains or losses are taken to the income statement as they arise. At 30 June 2006 gains and losses on these transactions were not material.

The finance committee receives bi-monthly reports on the activities of the treasury department, including any exposures away from the defined benchmarks.

Currency risk   The group publishes its consolidated financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements which will affect the group’s transaction costs and the translation of the results and underlying net assets of its foreign operations.

Hedge of net investment in foreign operations   The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign operations by holding net borrowings in foreign currencies and by using foreign currency swaps and forwards. The group’s policy where a liquid foreign exchange market exists is to seek to hedge currency exposure on its net operations before net borrowings at approximately the following percentages – 90% for US dollars, 90% for euros and 50% for other significant currencies. This policy leaves the remaining part of the group’s net operations before net borrowings subject to currency movements. Diageo introduced from 1 July 2005 additional processes to determine, monitor and document the effectiveness of these hedges in the context of the underlying exposure under IAS 39. Exchange differences arising on the retranslation of relevant foreign currency borrowings (including foreign exchange swaps and forwards), to the extent that they are in an effective hedge relationship, are recognised in the statement of recognised income and expense, in accordance with IAS 39.

Transaction exposure hedging   For currencies in which there is an active market, the group seeks to hedge between 80% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using forward foreign currency exchange contracts. The effective portion of the gain or loss on the hedge is recognised in the statement of recognised income and expense to the extent it is highly effective, and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Under IFRS, the degree of confidence in forecast future cash flows required to achieve hedge accounting has increased. This has led to a reduction in the coverage levels initially placed up to 21 months in advance, but with coverage levels being increased nearer to the forecast transaction date. Under IAS 39 hedges are documented and tested for hedge effectiveness on an ongoing basis. Diageo expects hedges entered into to continue to be highly effective and therefore does not expect the impact of ineffectiveness on the income statement to be material.

Operating and financial review (continued)

Interest rate risk   The group has an exposure to interest rate risk, arising principally on changes in US dollar, sterling and euro interest rates. To manage interest rate risk, the group manages its proportion of fixed to variable rate borrowings within limits approved by the board, primarily through issuing long term fixed rate bonds, medium term notes and commercial paper, and by utilising interest rate swaps. The profile of fixed rate to floating rate net borrowings is targeted according to a duration measure that is equivalent to an approximate 50% fixed and 50% floating amortising profile. The number of years within the amortising profile depends on a template approved by the board. These practices serve to reduce the volatility of the group’s reported financial performance. Following the implementation of IAS 39 from 1 July 2005 the majority of Diageo’s existing interest rate hedges are designated as hedges under IAS 39. Designated hedges are expected to be highly effective, and therefore the impact of ineffectiveness on the income statement is not expected to be material.

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

Credit risk   The group monitors its credit exposure to its counterparties via their credit ratings (where applicable) and through its policy, thereby limiting its exposure to any one party to ensure that they are within board approved limits and that there are no significant concentrations of credit risk. The counterparties to the financial instruments transacted by the group are major international financial institutions. Group policy is to enter into such transactions only with counterparties with a long term credit rating of A or better. The notional amounts of financial instruments used in interest rate and foreign exchange management do not represent the credit risk arising through the use of these instruments. The immediate credit risk of these instruments is generally estimated by the fair value of contracts with a positive value. The maximum exposure to credit risk for receivables and other financial assets is represented by their carrying amount.

Commodity price risk   The group uses commodity futures and options to hedge against price risk in certain commodities. All commodity futures and options contracts hedge a projected future purchase of raw material. Commodity futures or options are then either closed out at the time the raw material is purchased or they are exchanged with the company manufacturing the raw material to determine the contract price. Commodity contracts are held in the balance sheet at fair value and to the extent that they are considered as an effective hedge under IAS 39, fair value movements are recognised in the statement of recognised income and expense. Gains and losses realised in the year in respect of open contracts at the balance sheet date were not significant.

Insurance   The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains insurable risk where external insurance is not considered an economic means of mitigating these risks.

Market risk sensitivity analysis

IFRS 7 sensitivity analysis   The group has used a sensitivity analysis technique that measures the estimated change to the income statement and equity of either an instantaneous increase or decrease of 1% (100 basis points) in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2006, for each class of financial instrument with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on net post

Operating and financial review (continued)

employment benefit obligations. This analysis is for illustrative purposes only, as in practice market rates rarely change in isolation. The sensitivity analysis is based on the following assumptions:

Interest rate risks   The interest rate sensitivity analysis is based on the following assumptions:

•       Changes in market interest rates affect the interest income or expense of variable interest financial instruments.

•       Changes in market interest rates only affect interest income or expense in relation to financial instruments with fixed interest rates if these are recognised at their fair value.

•       Changes in market interest rates affect the fair value of derivative financial instruments designated as hedging instruments and all interest rate hedges are expected to be highly effective.

•       Changes in the fair values of derivative financial instruments and other financial assets and liabilities are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end.

Under these assumptions, a 1% increase or decrease in market interest rates for all currencies in which the group had borrowings and derivative financial instruments at 30 June 2006 would increase or decrease profit before tax by approximately £15 million and equity by £6 million before tax.

Currency risks   The currency risk sensitivity analysis is based on the assumption that all net investment and cash flow hedges are highly effective.

Under this assumption, with a 10% strengthening or weakening of sterling against all exchange rates, profit before tax would have decreased by £17 million or increased by £21 million, respectively, and equity (before tax effects) would have decreased by £543 million or increased by £444 million, respectively.

Other price risks   As at 30 June 2006, hypothetical changes in other risk variables would not significantly affect the price of financial instruments at that date.

Fair value sensitivity analysis   The IFRS 7 sensitivity analysis has been prepared as at 30 June 2006 and expresses information about potential changes in earnings and equity based on the accounting policies applied by Diageo following the adoption of IAS 32 and IAS 39 from 1 July 2005. It is not possible to provide information on the same basis for dates prior to the adoption of IAS 32 and IAS 39. This fair value sensitivity analysis expresses information about changes in fair values of financial instruments for both 30 June 2006 and 2005 on a comparable basis.

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

The estimated changes in the fair values of borrowings and the associated derivative financial instruments are set out in the tables below. The fair values of quoted borrowings are based on year end mid-market quoted prices. The fair values of other borrowings, derivative financial instruments and other financial liabilities and assets are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end. These are based on rates obtained from third parties.

Operating and financial review (continued)

The estimated changes in fair values for interest rate movements are based on an instantaneous decrease of 1% (100 basis points) in the specific rate of interest applicable to each class of financial instruments from the levels effective at 30 June, with all other variables remaining constant. The estimated changes in the fair value for foreign exchange rates are based on an instantaneous 10% weakening in sterling against all other currencies from the levels applicable at 30 June, with all other variables remaining constant. Such analysis is for illustrative purposes only as, in practice, market rates rarely change in isolation.

	Fair value changes arising from:
		1% fall in	10%
	Estimated	interest	weakening
Sensitivity analysis table at 30 June 2006	fair value	rates	in sterling
	£ million	£ million	£ million
Borrowings	(4,817)	278	(512)
Interest rate contracts	(51)	(35)	(6)
Foreign exchange contracts:
Transaction	27	—	(117)
Balance sheet translation	(17)	—	(7)
Other financial net liabilities	(251)	(4)	(16)

	Fair value changes arising from:
		1% fall in	10%
	Estimated	interest	weakening
Sensitivity analysis table at 30 June 2005	fair value	rates	in sterling
	£ million	£ million	£ million
Borrowings	(4,746)	161	(505)
Interest rate contracts	51	(100)	6
Foreign exchange contracts:
Transaction	(23)	—	(138)
Balance sheet translation	38	—	(57)
Written call options re General Mills shares	(8)	—	(1)
Other financial net assets	530	(4)	66

At 30 June 2004, General Mills had call options to purchase 29 million of General Mills shares held by Diageo, subject to certain limitations. On 4 October 2004, 4 million of the shares over which the options were exercisable were transferred to the group’s UK pension fund, together with the relevant portion of the options. The remaining 25 million call options had a strike price of $51.56 and an expiry date in October 2005. The estimated fair value of the call options was derived using a Black Scholes model using market volatility, share price and interest rates as at 30 June 2005. It was estimated that a 5% increase in the share price of General Mills would have increased the negative fair value by £9 million.

Critical accounting policies

The consolidated financial statements are prepared in accordance with IFRS. Diageo’s accounting policies are set out in the notes to the consolidated financial statements in this annual report. In applying these policies the directors are required to make estimates and subjective judgements that may affect the reported amounts of assets and liabilities at the balance sheet date and reported profit for the year. The directors base these on a combination of past experience and any other evidence that is relevant to the particular circumstance. The actual outcome could differ from those estimates. Of Diageo’s accounting policies, the directors consider that policies in relation to the following areas are of greater complexity and/or particularly subject to the exercise of judgement.

Operating and financial review (continued)

Brands, goodwill and other intangibles   Acquired brands are held on the consolidated balance sheet at cost. Where brands are regarded as having indefinite useful economic lives, they are not amortised. Assessment of the useful economic life of an asset, or that an asset has an indefinite life, requires considerable management judgement.

Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. In particular, the group performs a discounted cash flow analysis annually to compare discounted estimated future operating cash flows to the net carrying value of each acquired brand. The analysis is based on forecast cash flows with terminal values being calculated using the long term growth rate (the real GDP growth rate of the country plus its inflation rate) of the principal countries in which the majority of the profits of each brand are generated. The estimated cash flows are discounted at the group’s weighted average cost of capital in the relevant country. Any impairment write downs identified are charged to the income statement.

In assessing whether goodwill is carried at above its recoverable amount, a discounted cash flow analysis is performed annually to compare the discounted estimated future operating cash flows of cash generating units of the group to the net assets attributable to the cash generating units including goodwill. The discounted cash flow review is consistent with the brand review in its use of estimated future operating cash flows, weighted average cost of capital for the cash generating unit concerned and long term growth rates.

The tests are dependent on management estimates and judgements, in particular in relation to the forecasting of future cash flows, long term growth rates and the discount rate applied to these cash flows.

Post employment benefits   Diageo accounts for post employment benefits in accordance with IAS 19 – Employee benefits. Application of IAS 19 requires the exercise of judgement in relation to various assumptions including future pay rises in excess of inflation, employee and pensioner demographics and the future expected returns on assets.

Diageo determines the assumptions to be adopted in discussion with its actuaries, and believes these assumptions to be in line with UK practice generally, but the application of different assumptions could have a significant effect on the amounts reflected in the income statement, statement of recognised income and expense and balance sheet in respect of post employment benefits. The assumptions vary among the countries in which the group operates, and there may be an interdependency between some of the assumptions. The major assumptions used by the group for the two years ended 30 June 2006 are set out in note 4 to the consolidated financial statements. It would be impracticable to give the impact of the effect of changes in all of the assumptions used to calculate the post employment charges in the income statement, statement of recognised income and expense and balance sheet, but the following disclosures are provided to assist the reader in assessing the impact of changes in the more critical assumptions.

The finance income and charges included in the income statement for post employment benefits are partly calculated by assuming an estimated rate of return on the assets held by the post employment plans. For the year ended 30 June 2006, this was based on the assumption that equities would outperform fixed interest government bonds by three and a quarter percentage points. A one percentage point decrease in this assumption would have reduced profit before taxation by approximately £40 million.

The rates used to discount the liabilities of the post employment plans are determined by using rates of return on high quality corporate bonds of appropriate currency and term. A half a percentage point decrease in the discount rate assumption used to determine the income statement charge in the year ended 30 June 2006 would have reduced profit before taxation by approximately £8 million. A half a percentage

Operating and financial review (continued)

point decrease in the discount rate assumption used to determine the post employment liability at 30 June 2006 would have increased the liabilities before tax by approximately £400 million.

The net liability for post employment benefits is partly determined by the fair value at the end of the year of the assets owned by the post employment plans. A 10% movement in worldwide equity values would increase/decrease the net post employment liability before tax at 30 June 2006 by approximately £350 million.

The mortality assumptions used in the UK plan were reassessed in 2006 and are based on the recent mortality experience of the plan and allow for future improvements in life expectancy. For example, it is assumed that members who retire in 2026 at age 65 will live on average for a further 22 years if they are male and for a further 24 years if they are female. If assumed life expectancies had been one year greater, the charge to profit before taxation would have increased by approximately £14 million and the net post employment liability before tax would have increased by approximately £180 million.

Exceptional items   The group presents certain items separately as ‘exceptional’. These are items which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The determination of which items are separately disclosed as exceptional items requires a significant degree of judgement. Exceptional items, as reported, do not represent extraordinary items under US GAAP.

Taxation   The group is required to estimate the income tax in each of the jurisdictions in which it operates. This requires an estimation of the current tax liability together with an assessment of the temporary differences which arise as a consequence of different accounting and tax treatments. These temporary differences result in deferred tax assets or liabilities which are included within the balance sheet. Deferred tax assets and liabilities are measured using substantially enacted tax rates expected to apply when the temporary differences reverse.

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

Tax benefits are not recognised unless it is probable that the tax positions are sustainable. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. Any interest on tax liabilities is provided for in the tax charge. Deferred tax assets are not recognised where it is more likely than not that the asset will not be realised in the future. This evaluation requires judgements to be made including the forecast of future taxable income.

Differences between IFRS and US GAAP

From 1 July 2004, Diageo has prepared its consolidated financial statements in accordance with IFRS which differs in certain respects from US GAAP.

IFRS 1 – First-time adoption of International Financial Reporting Standards   permits certain optional exemptions from full retrospective application of IFRS accounting policies and the options adopted by Diageo are summarised below together with an indication as to their impacts.

Operating and financial review (continued)

Business combinations   Business combinations prior to the date of transition have not been restated on an IFRS basis. There are two main impacts of this approach.

The merger of GrandMet and the Guinness Group in the group’s primary financial statements has been accounted for under merger accounting principles (pooling of interests), where the results, cash flows and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under purchase accounting, the merger would have been accounted for as an acquisition of the Guinness Group by GrandMet. Under this scenario, the group would have recognised additional intangible assets relating mainly to the fair value on acquisition of acquired brands and an adjustment upwards to the fair value of inventories. These adjustments would have been offset by the recognition of related deferred tax liabilities. Goodwill would have arisen on the acquisition. The recognition of intangible assets and higher inventory values would have resulted in increased amortisation and an increase in the charge to cost of sales as the inventories are sold, net of effects of taxation. Under US GAAP, the merger has been accounted for as a purchase accounting acquisition of the Guinness Group by GrandMet.

The group has written off goodwill and other intangible assets acquired up to 30 June 1998, direct to reserves in the period when acquired. Under IFRS 3 all separately identifiable intangible assets are required to be capitalised in the balance sheet, with subsequent annual impairment tests. Under this scenario, net assets would increase in respect of the goodwill capitalised with no change to net income in the year ended 30 June 2006 or the comparative year. Under US GAAP, the goodwill was capitalised and further information in this respect can be found in the US GAAP financial information in note 35 to the consolidated financial statements.

Cumulative translation differences   The cumulative translation difference arising on consolidation has been deemed to be zero at the date of transition.

Share-based payments   Full retrospective application has been adopted. This option is available to the group because the fair value of applicable equity instruments granted was previously disclosed. As a result, all years presented have a charge in respect of share-based payments on the basis of full retrospective application.

Financial instruments   The group has adopted the provisions of IAS 39 – Financial instruments: recognition and measurement from 1 July 2005. Financial instruments in the year ended 30 June 2005 remain recorded in accordance with previous UK GAAP accounting policies, and the adjustment to IAS 39 is reflected in the balance sheet at 1 July 2005. Under IFRS, prior to the adoption of IAS 39 on 1 July 2005, changes in the fair value of interest rate derivatives and derivatives hedging forecast transactions were not recognised until realised. Since 1 July 2005, all such derivatives are carried at fair value at the balance sheet date. Under IFRS, prior to 1 July 2005, for derivatives hedging the translation of net assets of overseas operations in respect of foreign exchange differences arising on translation to closing rates, changes in their fair value were taken to the statement of recognised income and expense. The impact on net income for the year ended 30 June 2005 cannot be estimated reliably. The impact on net assets at 1 July 2005 was to increase net assets by £164 million.

Reconciliations between IFRS and US GAAP, and details of the impact of the differences between IFRS and US GAAP, are set out in note 35 to the consolidated financial statements.

Operating and financial review (continued)

New accounting standards

A number of IFRS interpretations have been issued by the IASB. Those that are of relevance to the group are discussed below:

IFRIC 4 – Determining whether an arrangement contains a lease   In December 2004, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC 4, which is effective for periods beginning on or after 1 January 2006. The interpretation requires arrangements which may have the nature, but not the legal form, of a lease to be accounted for in accordance with IAS 17 – Leases.

This interpretation is not expected to have a material effect on the results or net assets of the group.

IFRIC 7 – Applying the restatement approach under IAS 29 – Financial reporting in hyperinflationary economies   In November 2005, the IFRIC issued IFRIC 7, which is effective for periods beginning on or after 1 March 2006. The interpretation provides guidance on how to apply the requirements of IAS 29 – Financial reporting in hyperinflationary economies in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period, and the entity therefore restates its financial statements in accordance with IAS 29. The group will apply the guidance of the IFRIC as and when it is appropriate to do so.

IFRIC 8 – Scope of IFRS 2   In January 2006, the IFRIC issued IFRIC 8, which is effective for periods beginning on or after 1 May 2006. IFRS 2 applies to the provision of goods or services (as well as shares) as consideration for equity instruments in the issuing entity. These goods or services should be measured in accordance with IFRS 2 – Share based payments at the grant date unless cash in which case liability should be re-measured at reporting date. If not possible to specifically identify goods received, fair value of equity instruments granted should be used. The issue addressed in the interpretation is whether IFRS 2 applies to transactions in which the entity cannot identify specifically some or all of the goods or services received. This interpretation is not expected to have a material effect on the results or net assets of the group.

IFRIC 9 – Reassessment of embedded derivatives   In March 2006, the IFRIC issued IFRIC 9, which is effective for periods beginning on or after 1 June 2006. IAS 39 – Financial instruments: recognition and measurement requires an entity to assess whether any embedded derivatives contained in a contract need to be separated and fair valued. IFRIC 9 requires this assessment to be carried out only when the entity first enters into the contract and not to be reassessed subsequently unless there is a change in terms in the contract that significantly modifies the cash flows. This interpretation is not expected to have a material effect on the results or net assets of the group.

IFRIC 10 – Interim financial reporting and impairment   In July 2006, the IFRIC issued IFRIC 10 which is effective for annual accounting periods beginning on or after 1 November 2006. The interpretation addresses the interaction between the requirements of IAS 34 – Interim reporting and the recognition of impairment losses on goodwill in IAS 36 and certain financial assets in IAS 39, and the effect of that interaction on subsequent interim and annual financial statements. The group will apply the interpretation of the IFRIC in respect of future interim reporting periods.

The following US GAAP standards and pronouncements have recently been issued:

SFAS No. 154 – Accounting Changes and Error Corrections   In May 2005, the FASB issued SFAS No. 154. This statement replaces APB Opinion No. 20 – Accounting Changes (APB 20) and SFAS No. 3 – Reporting Accounting Changes in Interim Financial Statements. APB 20 previously required that most voluntary changes in accounting principle be recognised by including, in net income of the period of the

Operating and financial review (continued)

change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in financial years beginning after 15 December 2005. The group cannot determine the impact of the adoption of SFAS No. 154 as it depends in part upon future changes to US accounting principles.

SFAS No. 155 – Accounting for Certain Hybrid Financial Instruments (an amendment of FASB Statement Nos. 133 and 140)   In February 2006, the FASB issued SFAS No. 155. This statement provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation, and requires that beneficial interests in securitised financial assets be analysed to determine whether they are free standing derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS No. 155 is effective for financial years beginning after 15 September 2006. The adoption of SFAS No. 155 is not expected to have a material effect on the results or net assets of the group.

FIN 48 – Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109   In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with FASB Statement No. 109 – Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for financial years beginning after 15 December 2006. The group is currently assessing the impact of FIN 48 on the results and net assets of the group.

EITF 05-5 – Accounting for Early Retirement or Postemployment Programs with Specific Features (such as terms specified in Altersteilzeit Early Retirement Arrangements)   In June 2005, the FASB issued EITF 05-5 which provides guidance on how to account for specific features of early retirement programmes. It is effective for accounting periods beginning after 15 December 2005 and the application of EITF 05-5 is not expected to have a material effect on the results or net assets of the group.

EITF 04-13 – Accounting for Purchases and Sales of Inventory with the Same Counterparty   In September 2005, the FASB issued EITF 04-13 which provides guidance on how to account for two or more inventory purchase and sales transactions with the same counterparty and addresses circumstances under which non-monetary exchanges of inventory within the same line of business should be recognised at fair value. It is effective for new arrangements entered into, and modifications or renewals of existing arrangements beginning, in the first interim or annual reporting period beginning after 15 March 2006. The application of EITF 04-13 is not expected to have a material effect on the results or net assets of the group.

FSP FAS 123(R)-4 – Classification of Options and Similar Instruments Issued as Employee Compensation that Allow for Cash Settlement upon the Occurrence of a Contingent Event   In February 2006, the FASB issued FASB Staff Position FAS 123(R)-4. This position addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event. The guidance in this FSP amends paragraphs 32 and A229 of SFAS No. 123 (revised 2004) – Share-Based Payment. It is effective for accounting periods beginning after 3 February 2006 and is not expected to have a material effect on the results or net assets of the group.

Operating and financial review (continued)

FSP FIN 46(R)-6 – Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)   In April 2006, the FASB issued FASB Staff Position FIN 46(R)-6. This position addresses how a reporting enterprise should determine the variability to be considered in applying FASB Interpretation No. 46 (revised December 2003) – Consolidation of Variable Interest Entities. The variability that is considered in applying FIN 46(R) affects the determination of: (a) whether the entity is a variable interest entity (VIE); (b) which interests are variable interests in the entity; and (c) which party, if any, is the primary beneficiary of the VIE. That variability will affect any calculation of expected losses and expected residual returns, if such a calculation is necessary. It is effective for all entities (including newly created entities) with which that enterprise first becomes involved, and to all entities previously required to be analysed under FIN 46(R) when a reconsideration event has occurred, starting from the first day of the first reporting period beginning after 15 June 2006. It is not expected to have a material effect on the results or net assets of the group.

Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the AICPA and the SEC are not believed by management to have a material impact on Diageo’s present or future consolidated financial statements.

Directors and senior management

	Age	Nationality	Position (committees)
Directors
Lord Blyth of Rowington	66	British	Chairman, non-executive director(3)*
Paul S Walsh	51	British	Chief executive, executive director(2)*
Nicholas C Rose	48	British	Chief financial officer, executive director(2)
Lord Hollick of Notting Hill	61	British	Senior non-executive director(1),(3),(4)*
Laurence Danon	50	French	Non-executive director(1),(3),(4)
Dr Franz B Humer	60	Swiss/Austrian	Non-executive director(1),(3),(4)
Maria Lilja	62	Swedish	Non-executive director(1),(3),(4)
William S Shanahan	66	American	Non-executive director(1),(3),(4)
H Todd Stitzer	54	American	Non-executive director(1),(3),(4)
Jonathan R Symonds	47	British	Non-executive director(1)*(3),(4)
Paul A Walker	49	British	Non-executive director(1),(3),(4)
Senior management
Stuart R Fletcher	49	British	President, Diageo International(2)
James N D Grover	48	British	Global business support director(2)
Robert M Malcolm	54	American	President, global marketing, sales and innovation(2)
Ivan M Menezes	47	American	President, Diageo North America(2)
Andrew Morgan	50	British	President, Diageo Europe(2)
Timothy D Proctor	56	American/British	General counsel(2)
Gareth Williams	53	British	Human resources director(2)
Officer
Susanne Bunn	47	British	Company secretary

Key to committees:

1.                 Audit

2.                 Executive (comprising senior management)

3.                 Nomination

4.                 Remuneration

*                    Chairman

Laurence Danon was appointed a non-executive director on 1 January 2006.

Information in respect of the directors and senior management is set out below:

Lord (James) Blyth of Rowington retired as chairman of The Boots Company PLC at the end of July 2000, having joined in 1987 as chief executive and become chairman in 1998. He was formerly group chief executive of the Plessey Company and head of Defence Sales at the Ministry of Defence. He was appointed a non-executive director of Diageo plc in January 1999 and chairman in July 2000. He is also a non-executive director of Anixter Inc in the United States, and a vice chairman of Greenhill & Co Inc.

Paul Walsh joined GrandMet’s brewing division in 1982 and became its finance director in 1986. He held financial positions with Inter-Continental Hotels and the GrandMet Food Sector (encompassing GrandMet’s worldwide packaged food and Burger King businesses) from 1987 to 1989 and was appointed division chief executive of Pillsbury in 1990, becoming chief executive officer of The Pillsbury Company in 1992. He was appointed to the GrandMet board in October 1995 and to the Diageo plc board in

Directors and senior management (continued)

December 1997. He became chief operating officer of Diageo plc in January 2000 and chief executive in September 2000. He is also a non-executive director of Centrica plc, a governor of Henley Management Centre and a non-executive director of FedEx Corporation in the United States.

Nicholas (Nick) Rose joined GrandMet in June 1992, initially as group treasurer, and became group controller in 1995. He was appointed finance director of International Distillers & Vintners in 1996 and became finance director of United Distillers & Vintners in December 1997. He was appointed to the Diageo plc board in June 1999 and became chief financial officer in July 1999. On 6 July 2005 he was appointed a member of the Main Committee of the 100 Group of Finance Directors. He is also a non-executive director of Scottish Power plc.

Lord (Clive) Hollick of Notting Hill is a partner of Kohlberg Kravis Roberts. He is also a founding trustee of the Institute of Public Policy Research, chairman of London’s South Bank Centre and a non-executive director of South Bank Foundation Limited and, in the United States, Honeywell International Inc. He was formerly chief executive of United Business Media p.l.c. and a non-executive director of Channel 5 Television Limited, Logica plc, BAe Systems plc, TRW Inc and the London School of Economics. He was appointed a non-executive director of Diageo plc in December 2001 and was appointed senior non-executive director and chairman of the remuneration committee in September 2004.

Laurence Danon is chairman and chief executive officer of France Printemps. Formerly, she served with the French Ministry of Industry and Energy from 1984 to 1989 and held a number of senior management posts with Total Fina Elf from 1989 to 2001, prior to being appointed to her current office in April 2001. Ms Danon is also a non-executive director of Plastic Omnium in France. She was appointed a non-executive director of Diageo plc on 1 January 2006 and will seek election at this year’s AGM.

Dr Franz Humer is chairman and chief executive of F. Hoffmann-La Roche Ltd, having previously been chief operating officer and head of the Pharmaceuticals Division. He is also a non-executive director of Allianz Versicherungs AG in Germany, chairman of the European Federation of Pharmaceutical Industries and Associations (EFPIA), chairman of the Friends of Phelophepa Foundation in Switzerland, a board member of Salzburg University, a board member of the Project Hope charity and a board member of Chugai in Japan. He was formerly chief operating director of Glaxo Holdings plc, a non-executive director of Cadbury Schweppes Public Limited Company and a non-executive director of Genentech in the United States. He was appointed a non-executive director of Diageo plc in April 2005.

Maria Lilja played a leading role in building Nyman & Schultz, a long-established Scandinavian travel management company, which was acquired by American Express in 1993. She served as head of American Express Europe from 1996 to 2000. She is a non-executive director of Observer AB and was formerly non-executive chairman of Mandator AB and a non-executive director of Bilia AB, Intrum Justitia AB and Poolia AB, all in Sweden. She was appointed a non-executive director of Diageo plc in November 1999.

William (Bill) Shanahan retired as president of The Colgate-Palmolive Company on 30 September 2005, having served with the company since 1965. On 7 April 2006 he was appointed a non-executive director of MSD Ignition, Inc. in the United States. He was appointed a non-executive director of Diageo plc in May 1999.

H Todd Stitzer is chief executive of Cadbury Schweppes Public Limited Company. He joined Cadbury Schweppes in 1983 as an assistant general counsel and subsequently held a number of marketing, sales, strategy and general management posts prior to being appointed to his current role in May 2003. He was appointed a non-executive director of Diageo plc in June 2004.

Directors and senior management (continued)

Jonathan (Jon) Symonds is chief financial officer of AstraZeneca PLC. He is also joint chairman of the Business Tax Forum and a member of the Main Committee of the 100 Group of Finance Directors (of which he was formerly chairman). Prior to joining AstraZeneca in 1997, he was a partner at KPMG. He was appointed a non-executive director of Diageo plc in May 2004 and was appointed chairman of the audit committee in October 2004.

Paul Walker is chief executive of The Sage Group plc. He joined Sage in 1984 and was appointed finance director in 1987, then group chief executive in 1994. He was formerly a non-executive director of MyTravel Group plc. He was appointed a non-executive director of Diageo plc in June 2002.

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

James (Jim) Grover was appointed global business support director in February 2004, having been strategy director since December 1997. He joined GrandMet in 1993, initially as the strategic development director of GrandMet Food Sector (encompassing GrandMet’s worldwide packaged food and Burger King businesses), and subsequently, strategic development director of The Pillsbury Company. He was appointed group strategy director of GrandMet in March 1997. Previously he worked as a management consultant, initially with Booz-Allen & Hamilton Inc and subsequently with OC&C Strategy Consultants. He was the partner responsible for their consumer goods practice at OC&C and advised a broad array of multi-national food companies on a wide variety of strategic issues.

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

Ivan Menezes was appointed president, North America in January 2004, having been chief operating officer, North America since July 2002. He previously served as both managing director and then president, Venture Markets of Guinness United Distillers & Vintners. Before these appointments, he served as global marketing director for United Distillers & Vintners in the United Kingdom from September 1998 and as group integration director for Diageo plc from May 1997. Previously he worked across a variety of sales, marketing and strategy roles with Nestlé in Asia, Booz-Allen & Hamilton Inc in North America and Whirlpool in Europe. He is also a non-executive director of Coach Inc in the United States.

Andrew Morgan was appointed president, Europe in October 2004, having been president, Venture Markets since July 2002. He joined United Distillers in 1987 and held various positions in Europe regions,

Directors and senior management (continued)

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

Directors’ remuneration report

Dear shareholder

Since the introduction of the current executive remuneration policy in 2004, the remuneration committee has conducted regular reviews to ensure that the policy remains appropriate for both the company and shareholders. Our current policy continues to be based upon our wish to attract and retain the best global talent to deliver Diageo’s strategy within a framework of good corporate governance. The key principles of the policy, which are interdependent, are:

•       Our senior executive remuneration arrangements are intended to attract and retain the best global talent.

•       We believe that pay should vary significantly with performance over both the short and long term.

•       Our base salaries are generally set around the median of the relevant market for each role. In exceptional circumstances, base salaries may be positioned above the median if justified by the requirement to recruit or retain key executives.

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

As a result of this year’s review, the remuneration committee has carefully considered the existing executive remuneration policy and concluded that it remains appropriate, however, its application has been modified in three areas to ensure that we continue to support our stated principles.

Annual performance bonus

•       Toward the end of calendar year 2005, the remuneration committee engaged independent remuneration consultants to undertake a survey of bonus scheme practices in other large companies to ensure our annual bonus scheme continued to provide relevant and stretching performance targets and measures, incentivise year on year delivery of short term performance goals and reflect current best practice. As a result of the review, the remuneration committee made a change to the profit measures used to determine annual performance bonuses, moving from profit before exceptional items and tax (PBET) only to a combination of PBET and net sales from 1 July 2006 whilst maintaining the overall proportion of profit measures of 70%.

Service contracts

•       During the financial year, the service contracts for the executive directors were amended. As before, they will require 12 months’ notice to be given on termination. If a termination payment becomes due under the new service contracts, the remuneration committee may exercise its discretion to require half of the termination payment to be paid in monthly instalments and, upon the executive commencing new employment, to be subject to mitigation. If the board determines that the executive has failed to perform his duties competently, the remuneration committee may exercise its discretion to reduce the termination payment on the grounds of poor performance.

Directors’ remuneration report (continued)

Pensions

•       In 2005, Diageo reviewed its UK pension strategy and as a consequence of this review, additional pension contributions were introduced for all employees. The executive directors are now required to pay contributions of 2% of pensionable pay with effect from April 2006 rising to 4% from April 2007 and 6% from April 2008 onwards.

•       As a result of the changes affecting the taxation and limits on pensions introduced by the Finance Act 2004 Diageo has offered its employees whose benefits exceed the Lifetime Allowance (LTA) the option of having benefits in excess of this LTA paid from an unfunded non-registered arrangement. No compensation payments have been paid to employees for the change in taxation treatment of pensions. Further details regarding the revision of these arrangements for executive directors are provided in the body of the report.

I am confident that the committee’s approach and the current executive remuneration policy aligns our executive remuneration with the interests of our shareholders as well as appropriately motivating and rewarding the highly talented and committed team that is leading this company.

Lord Hollick of Notting Hill

Senior non-executive director and chairman of the remuneration committee

Directors’ remuneration report (continued)

What this report covers

This report to shareholders for the year ended 30 June 2006 covers:

•       the policy under which executive and non-executive directors are remunerated; and

•       tables of information showing details of the remuneration and share interests of all the directors.

The report was approved by the remuneration committee, which is a duly appointed and authorised committee of the board of directors, on 29 August 2006 and was signed on its behalf by Lord Hollick who is senior non-executive director and chairman of the remuneration committee. As required by The Directors’ Remuneration Report Regulations 2002 (the Regulations), this report will be subject to an advisory shareholder vote at the Annual General Meeting.

The board has followed and complied with the requirements of the Companies Act (in particular, Schedule 7A of the Regulations) and section 1 of the Combined Code on Corporate Governance in preparing this report and in designing performance-related remuneration for senior executives. KPMG Audit Plc has audited the report to the extent required by the Regulations, being the sections headed ‘Directors’ remuneration for the year ended 30 June 2006’, ’Long term incentive plans’ and ‘Executive directors’ pension benefits’. Terms defined in this remuneration report are used solely herein.

The remuneration committee

The remuneration committee is responsible for making recommendations to the board on remuneration policy as applied to Diageo’s senior executives, being the executive directors and the executive committee. The remuneration committee consists of all the independent non-executive directors: LM Danon (from 1 January 2006), Lord Hollick, Dr FB Humer, M Lilja, WS Shanahan, HT Stitzer, JR Symonds and PA Walker. Lord Hollick is chairman of the remuneration committee. The chairman of the board and the chief executive may, by invitation, attend remuneration committee meetings except when their own remuneration is discussed. Further information on meetings held and director attendance is disclosed in the corporate governance report. The remuneration committee’s terms of reference are available at www.diageo.com and on request from the company secretary.

Advice

During the year ended 30 June 2006, Diageo’s human resources director and director of performance and reward were invited by the remuneration committee to provide their views and advice. The remuneration committee also appointed the following independent and expert consultants:

•       Deloitte & Touche LLP – who provided external market data on levels of senior executive remuneration. They also provide HR systems, accountancy and personal tax services to Diageo, including services to support the process for assessing risk management, control systems and processes.

•       Kepler Associates – who reviewed and confirmed the total shareholder return of Diageo and the peer group companies for the 2003 TSR plan (the performance cycle which ended on 31 December 2005), and provided a monthly performance update on all outstanding performance cycles. They provided no other services to Diageo during the year.

Additional remuneration survey data published by Hewitt Associates, Monks Partnership, Towers Perrin and Watson Wyatt was presented to the committee during the year.

Directors’ remuneration report (continued)

Remuneration philosophy

Diageo’s remuneration philosophy for senior executives is based on a belief in:

•       Performance-related remuneration; it influences and supports performance and the creation of a high performing organisation.

•       Rewarding sustainable performance; it is at the heart of Diageo’s corporate strategy and is vital to meeting investors’ goals.

•       Measuring performance over three years; it aligns with the time cycle over which management decisions are reflected in the creation of value in this business.

•       Providing a balanced mix of remuneration; base salary, benefits, short term cash incentives, longer term equity incentives and pension.

•       Providing a competitive total remuneration opportunity; it helps Diageo compete for the best talent among companies with global operations and global consumers.

•       Simplicity and transparency.

The board of directors continues to set stretching performance targets for the business and its leaders in the context of the prevailing economic climate. To achieve these stretching targets requires exceptional business management and strategic execution to deliver performance. This approach to target setting reflects the aspirational performance environment that Diageo wishes to create.

In Diageo, annual incentive plans aim to reward the delivery of short term performance goals with commensurate levels of remuneration. Long term incentive plans aim to reward long term sustained performance. Under both sets of plans, if the stretching targets are achieved, high levels of reward may be earned. All incentives are capped to ensure that inappropriate business risk taking is neither encouraged nor rewarded.

Detailed remuneration policy for executive directors

Remuneration	Purpose	Delivery	Detailed policy
Base salary	• reflect the value of the individual and their role • reflect skills and experience	• cash • monthly • pensionable

•  reviewed annually with changes usually taking effect from 1 October

•  benchmarked against the top 30 companies in the FTSE 100 with an international focus excluding financial services businesses

•  positioned appropriately against the relevant comparator group for each role

Directors’ remuneration report (continued)

Annual performance bonus	• incentivise year on year delivery of short term performance goals	• performance-related • cash • annual payment • non-pensionable

•  entirely based on Diageo’s overall financial performance

•  at least 70% based on profit measures

•  targets set by reference to annual operating plan

•  up to 100% of salary can be earned for on target performance with a maximum of 200% of salary payable for outstanding performance

Share options (SESOP)	• incentivise three year real earnings growth above a minimum threshold • provide focus on increasing Diageo’s share price over the medium to longer term

•  share options with an exercise price set at the market value on date of grant

•  value subject to meeting financial performance targets and the share price increasing above the grant value

•  long term incentive

•  discretionary annual grant

• maximum annual grant of 375% of salary • EPS performance test operates on a sliding scale • re-test facility removed for options granted from October 2004
Share awards (TSR plan)	• incentivise three year total shareholder return relative to a selected peer group of companies • provide focus on delivering superior returns to shareholders	• shares • highly variable due to vesting schedule • long term incentive • discretionary annual award

•  maximum annual initial award of 250% of salary

•  TSR performance test against a peer group of companies

•  none of the award vests for performance below median with a sliding scale applied to improvements in the ranking above median

•  for outstanding performance, achieving first or second position, 150% of the initial award vests

Directors’ remuneration report (continued)

Pension	• provide competitive post-retirement compensation and benefits	• deferred income • payable on retirement in the form of a monthly pension with the option to take part as a lump sum

•  pension accrues at 1/30 of annual base salary

•  maximum pension payable will not exceed 2/3 of final remuneration minus retained benefits

•  normal retirement age (NRA) of 62

•  pension at NRA will not be less than 2/3of base salary in prior 12 months

•  from 1 April 2006, employee contributions by executive directors of 2% pa, rising to 6% pa by 1 April 2008

•  subject to election, benefits in excess of the LTA are provided through an unfunded non-registered arrangement

•  no compensation payments paid as a result of changes to taxation of pensions from April 2006

The balance between fixed and variable elements of remuneration changes with performance. The anticipated normal mix between fixed and variable remuneration is that for £100 of remuneration earned, £32 will be fixed remuneration and £68 will be performance-related remuneration, excluding pensions and other benefits. In some years, the performance-related remuneration may be higher or lower depending on the performance of the business.

Share ownership

Senior executives are required to hold shares in Diageo to participate fully in the share option and share award plans. This policy extends to the top 80 senior leaders and reflects Diageo’s belief that its most senior leaders should also be shareholders. Individuals have three years to build up their shareholding from their own resources. On 1 January 2006 the executive directors met the requirement by each holding company shares equivalent to at least 225% of their base salary.

The senior executives are eligible to participate in the broad-based share and option plans Diageo operates for its employees. These are the tax approved share incentive plan and savings-related share option scheme in the United Kingdom.

Directors’ remuneration report (continued)

Service contracts

The executive directors have service contracts which provide for six months’ notice by the director or 12 months’ notice by the company and contain non-compete obligations. In the event of early termination by the company without cause, the agreements provide for a termination payment to be paid, equivalent to 12 months’ base salary for the notice period and an equal amount in respect of all benefits. The remuneration committee may exercise its discretion to require half of the termination payment to be paid in monthly instalments and, upon the executive commencing new employment, to be subject to mitigation. If the board determines that the executive has failed to perform his duties competently, the remuneration committee may exercise its discretion to reduce the termination payment on the grounds of poor performance. PS Walsh’s service contract with the company is dated 1 November 2005. NC Rose’s service contract with the company is dated 14 February 2006.

External appointments

With the specific approval of the board in each case, executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

During the year ended 30 June 2006, PS Walsh served as a non-executive director of Centrica plc and of FedEx Corporation and retained the fees paid to him for his services. The total amounts of such fees paid to him in the year ended 30 June 2006 were £50,000 and $80,062, respectively. In line with the FedEx Corporation policy for outside directors, PS Walsh is eligible to be granted share options. During the year ended 30 June 2006, he was granted 5,400 options at an option price of $83.73. PS Walsh exercised 4,000 options that were granted at an option price of $35.94. Of these, 2,600 were sold at $101.73 per share, 900 were sold at $101.81 per share and 500 were retained. The fair market value on the date of exercise was $98.28.

NC Rose served as a non-executive director of Scottish Power plc during the year ended 30 June 2006 and retained the fees paid to him for this service. The total fees paid to him in the year ended 30 June 2006 were £60,400.

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

•       fee practice should be consistent with recognised best practice standards for the position of chairman;

•       the chairman should not participate in any of the company’s incentive plans; and

•       part of the chairman’s fees shall be paid in Diageo shares.

The fees of the chairman are normally reviewed every two years and any changes would normally take effect from 1 January. Fees are reviewed in the light of market practice in large UK companies and anticipated workload, tasks and liabilities. The last review of the chairman’s fees was effective

Directors’ remuneration report (continued)

from 1 January 2005 and in accordance with the company’s stated policy, the next review is due to be undertaken later this year with any changes taking effect from 1 January 2007.

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

•       fee practice should be consistent with recognised best practice standards for non-executive directors; and

•       non-executive directors should not participate in any of the company’s incentive plans.

The fees of non-executive directors are normally reviewed every two years and any changes would normally take effect from 1 January. Fees are reviewed in the light of market practice in large UK companies and anticipated workload, tasks and liabilities. The last review of the non-executive directors’ fees was effective from 1 January 2005 and in accordance with the company’s stated policy, the next review is due to be undertaken later this year with any changes taking effect from 1 January 2007.

The current annual non-executive directors’ fees are:
Base fee	£60,000
Senior non-executive director	£20,000
Chairman of audit committee	£20,000
Chairman of remuneration committee	£10,000

In addition, an allowance of £3,000 is payable each time an overseas based non-executive director is required to travel to attend board and committee meetings to reflect the additional time commitment involved.

Directors’ remuneration report (continued)

Directors’ remuneration for the year ended 30 June 2006

	2006					2005
		Annual	Share
	Base	performance	incentive	Other
Emoluments	salary(b)	bonus(c)	plan	benefits(d)	Total	Total
	£000	£000	£000	£000	£000	£000
Chairman – fees
Lord Blyth(a)	500	—	—	45	545	532
Executive directors
NC Rose	559	798	3	32	1,392	1,341
PS Walsh	975	1,386	3	42	2,406	2,343
	1,534	2,184	6	74	3,798	3,684
Non-executive directors – fees
LM Danon (appointed 1 January 2006)	36	—	—	—	36	—
Lord Hollick	90	—	—	1	91	81
Dr FB Humer	78	—	—	1	79	19
M Lilja	81	—	—	1	82	68
WS Shanahan	75	—	—	1	76	65
HT Stitzer	60	—	—	1	61	57
JR Symonds	80	—	—	1	81	70
PA Walker	60	—	—	1	61	56
Former non-executive directors – fees
RF Chase (retired 20 October 2004)	—	—	—	—	—	31
JK Oates (retired 20 October 2004)	—	—	—	—	—	22
	560	—	—	7	567	469
Total	2,594	2,184	6	126	4,910	4,685

Notes

(a)           £200,000 (30 June 2005 – £175,000) of Lord Blyth’s remuneration in the year ended 30 June 2006 must be used for monthly purchases of Diageo ordinary shares, which have to be retained until he retires from the company or ceases to be a director for any other reason.

(b)          As at 30 June 2006 the annual salary payable to the chief executive was £990,000 and to the chief financial officer was £570,000. In the financial years ended 30 June 2006 and 30 June 2005, the percentage increases in base salary of the chief executive were 8% and 10% respectively, with an average increase over the two years of 9%. In the financial years ended 30 June 2006 and 30 June 2005, the percentage increases in the base salary of the chief financial officer were 9% and 8% respectively, with an average increase over the two years of 9%. These average increases are comparable with those made in companies in the pay benchmarking comparator group for these roles.

(c)           The business results for the year ended 30 June 2006 are described in the operating and financial review and the level of the executive directors’ annual bonus payments are commensurate with this level of performance delivery.

(d)          Other benefits may include company car and driver, fuel, product allowance, financial counselling, accompaniment by spouse on business travel when appropriate, medical insurance and life insurance premiums.

Directors’ remuneration report (continued)

Long term incentive plans payment and gains for the year ended 30 June 2006

In addition to the above emoluments, in the year the executive directors received payments and made gains under long term incentive plans as follows:

	2006				2005
	2003 TSR plan	Executive share option exercises	SEPSOS(a)	Total	Total
	£000	£000	£000	£000	£000
Executive directors
NC Rose	465	505	—	970	1,527
PS Walsh	808	934	9	1,751	1,568
Total	1,273	1,439	9	2,721	3,095

(a)           The Senior Executive Phantom Share Option Scheme (SEPSOS) operated within GrandMet as a share price related bonus scheme and the last grants under it were made in 1996. All remaining phantom options under SEPSOS were exercised in the previous financial year and a final payment was made to PS Walsh in November 2005.

Long term incentive plans (LTIPs)

A review of executive share incentive schemes was conducted during the year and the committee remains satisfied that existing arrangements remain appropriate for both the company and shareholders whilst providing consistency of approach and stability over the longer term.

Annual awards of LTIPs are granted under both the total shareholder return plan (TSR plan) and the senior executive share option plan (SESOP). The level of award is considered each year in light of performance and the regular review of the performance measures and the vesting schedule used in each plan ensures that the LTIPs continue to support the business objectives and are in line with current best practice.

TSR plan   Under this plan, at the discretion of the remuneration committee, participants are granted a conditional right to receive shares. All conditional rights awarded vest after a three year period – the ‘performance cycle’ – subject to achievement of two performance tests. The primary performance test is a comparison of Diageo’s three year total shareholder return – the percentage growth in Diageo’s share price (assuming all dividends and capital distributions are reinvested) – with the TSR of a peer group of 17 other companies. TSR calculations are converted to a common currency (US dollars). The second performance test requires that the remuneration committee does not recommend the release of awards unless it considers that there has been an underlying improvement in Diageo’s three year financial performance, typically measured by an adjusted earnings per share measure (EPS).

For awards made before July 2005 the performance cycles began on 1 January each year. For awards made after July 2005 the performance cycle begins on 1 July each year. For the performance cycles 1 January 2003 to 31 December 2005 and 1 January 2004 to 31 December 2006, the peer group consists of Altria, Anheuser-Busch, Campbell Soup, Carlsberg, Coca-Cola, Colgate-Palmolive, Heineken, Heinz, Inbev, Kelloggs, McDonald’s, Nestlé, PepsiCo, Pernod Ricard, Procter & Gamble, Unilever and Yum! Brands. There are no reserve companies remaining for the 2003 or 2004 plans.

For performance cycles from 1 January 2005, the peer group consists of Anheuser-Busch, Brown Forman, Cadbury Schweppes, Carlsberg, Coca-Cola, Colgate-Palmolive, Groupe Danone, Heineken,

Directors’ remuneration report (continued)

Heinz, Inbev, Nestlé, PepsiCo, Pernod Ricard, Procter & Gamble, SAB Miller, Scottish & Newcastle and Unilever. The reserve company is L’Oréal.

The following table shows the percentage of the award that will normally be released at the end of the performance cycle:

	2005 – 2007 and subsequent performance cycles
Ranking in peer group	1-2	3	4	5	6	7	8	9		10-18
% of award released	150	142	114	94	83	72	61	35	*	nil

*                    For the Jan 04 - Dec 06 performance cycle the level of vesting is 50% of the initial award.

Directors’ interests in TSR plan awards   The following table shows the directors’ interests in the TSR plan. Details of executive share options are shown separately below.

		Interests at		Awards made		Awards released
		30 June 2005		during year		during year		Interests at
		Target	Maximum	Target	Maximum		Price in	30 June	Performance
	Date of award	award(a)	award(b)	award(a)	award(b)	Number(c)	pence(d)	2006(e)	cycle(f)
NC Rose	21 Feb 03	86,574	129,861			52,896	878	—	Jan 03 – Dec 05
	20 Feb 04	106,661	159,991					159,991	Jan 04 – Dec 06
	18 Feb 05(g)	72,816	109,224					109,224	Jan 05 – Dec 07
	2 Sep 05(h)			154,237	231,356			231,356	Jul 05 – Jun 08
		266,051	399,076	154,237	231,356	52,896		500,571
PS Walsh	21 Feb 03	150,564	225,846			91,994	878	—	Jan 03 – Dec 05
	20 Feb 04	186,377	279,565					279,565	Jan 04 – Dec 06
	18 Feb 05(g)	161,234	241,851					241,851	Jan 05 – Dec 07
	2 Sep 05(h)			334,858	502,287			502,287	Jul 05 – Jun 08
		498,175	747,262	334,858	502,287	91,994		1,023,703

Notes

(a)                 This is the number of shares initially awarded. For the 2003 and 2004 plan cycles, 50%, and for plan cycles from 2005 onwards, 35%, of this number of shares would be released for achieving position nine in the peer group. No shares would be released for achievement of position 10 or below.

(b)                This number reflects that 150% of the number of shares initially awarded would be released for achieving position one or two in the peer group.

(c)                 The three year performance cycle for the 2003 TSR award ended on 31 December 2005. The number of shares released was 61.1% of the initial award. This was based on a relative TSR ranking of position eight in the peer group at the end of the performance cycle. Kepler Associates independently verified the TSR increase and ranking. The remuneration committee reviewed and confirmed Diageo’s EPS growth over the performance cycle exceeded the growth in the UK Retail Prices Index (RPI) over the same period and determined this represented an underlying improvement in financial performance that permitted the release of the awards.

(d)                The price on 17 February 2006, the release date. The market price was 624 pence when the award was made on 21 February 2003.

(e)                 The directors’ interests at 14 August 2006 were the same as at 30 June 2006.

(f)                  For performance cycles ending on 31 December 2006 and 31 December 2007, the remuneration committee will normally approve the release of awards in the February following the end of the performance cycle. For awards made with effect from July 2005, the remuneration committee will normally approve their release in the August following the end of the relevant performance cycle.

(g)                 The timing of awards under the TSR plan was aligned with the financial year in 2004. To effect this transition, awards granted on 18 February 2005 were a one-off half size award with a performance cycle that began on 1 January 2005.

(h)                The market price on 2 September 2005, the award date, was 815 pence.

Senior executive share option plan (SESOP)   Options granted under SESOP cannot normally be exercised unless a performance condition is satisfied. The current performance condition is based on the increase in Diageo’s EPS over a three year period. If the increase in this EPS measure is at least 15 percentage points greater than the increase in the RPI over the same period, then all the options can be exercised. If the increase in this EPS measure is at least 12 percentage points greater than that of the RPI

Directors’ remuneration report (continued)

but less than 15 percentage points, half of the options can be exercised. For options granted prior to October 2004, if the options fail either initial performance condition, the three year assessment period will be rolled forward by a year and a re-test carried out at that time. However, the performance condition can only be rolled forward a maximum of three times. For options granted from October 2004, no re-test is permitted.

The following table shows, for the directors who held office during the year, the number of options held under all executive share option schemes and savings-related schemes.

The mid-market price for ordinary shares at 30 June 2006 was 917 pence (30 June 2005 – 823 pence; 14 August 2006 – 941 pence). The highest mid-market price during the year was 928 pence and the lowest mid-market price was 778 pence. ‘Exercisable’ options are those that have vested and can be exercised in the option period; ‘not exercisable’ are those options where the minimum holding period has not been completed or the performance conditions have not yet been met. The ‘option period’ starts from the earliest month in which the options may be exercised and ends with the month in which the options lapse.

		30 June			Market price	30 June	Option price	Option
		2005	Granted	Exercised	in pence	2006	in pence	period
UK options
NC Rose
Exercisable		234,716		(150,000)	861	—	687	Sep 04 – Sep 11
				(84,716)	911	—	687	Sep 04 – Sep 11
		212,450				212,450	759	Oct 05 – Oct 12
		18,292		(18,292)	911	—	615	Mar 06 – Mar 13
Not exercisable	(a)	274,461				274,461	649	Oct 07 – Oct 13
		278,465				278,465	707	Oct 07 – Oct 14
	(b)	2,914				2,914	567	Dec 09 – May 10
			262,269			262,269	815	Sep 08 – Sep 15
		1,021,298	262,269	(253,008)		1,030,559
PS Walsh
Exercisable		270,559		(50,000)	824	—	518	Dec 02 – Dec 09
				(50,000)	839	—	518	Dec 02 – Dec 09
				(50,000)	858	—	518	Dec 02 – Dec 09
				(75,000)	879	—	518	Dec 02 – Dec 09
				(24,559)	913	—	518	Dec 02 – Dec 09
				(21,000)	915	—	518	Dec 02 – Dec 09
		447,189				447,189	587	Sep 03 – Sep 10
		409,389				409,389	687	Sep 04 – Sep 11
		370,553				370,553	759	Oct 05 – Oct 12
	(b)	3,341		(3,341)	848	—	505	Dec 05 – May 06
		30,487				30,487	615	Mar 06 – Mar 13
Not exercisable	(a)	479,584				479,584	649	Oct 07 – Oct 13
		493,281				493,281	707	Oct 07 – Oct 14
			455,521			455,521	815	Sep 08 – Sep 15
	(b)		2,465			2,465	653	Dec 10 – May 11
		2,504,383	457,986	(273,900)		2,688,469

Notes

(a)           The performance conditions in respect of this SESOP grant were measured after 30 June 2006. Growth in Diageo’s EPS over the three years ending 30 June 2006 did not exceed the performance condition and therefore

Directors’ remuneration report (continued)

the options are not yet exercisable and the performance condition will be re-tested in 2007. The facility to re-test was removed in October 2004 and as such this is the last grant eligible for re-testing under the Rules of the Plan.

(b)           Options granted under the savings-related share option scheme.

Long term incentive plans and change of control   In the event of a change of control, outstanding TSR plan awards would be released and outstanding share options would become exercisable, based on the extent to which the relevant performance conditions had been met since the initial award or grant respectively, and time apportioned to reflect the shortened performance period that had elapsed, and at the remuneration committee’s discretion.

Measurement of performance under IFRS   For the year ended 30 June 2006, the group no longer reports its financial statements under UK GAAP and has prepared its consolidated financial statements in accordance with IFRS. The remuneration committee has reviewed the impact of the introduction of IFRS for incentive scheme purposes to ensure that performance achievement was and will be measured on a consistent basis for existing plans. For those plans impacted by this change, a review of the material differences between IFRS and UK GAAP has been conducted and, where appropriate, the 2006 results have been restated to UK GAAP.

Pension provision

Scheme details   NC Rose and PS Walsh are members of the Diageo pension scheme. They accrue pension rights at the rate of one-thirtieth of base salary each year. Bonus payments and other benefits are not included in pensionable pay. The pension at NRA will not be less than two-thirds of base pay in the 12 months prior to retirement less any pension benefits accrued elsewhere. Subject to the consent of the company, no actuarial reduction is currently applied upon early retirement on or after age 57. Pensions in payment are increased each year in line with increases in the RPI subject to a maximum of 5% per annum, and a minimum of 3% per annum.

On death in service, a lump sum of four times pensionable salary would become payable, together with a spouse’s pension of two-thirds of the executive director’s prospective pension. Upon death after retirement, a spouse’s pension of two-thirds of the executive director’s pension before commutation is payable.

Employee contributions equal to 2% of base pay were introduced on 1 April 2006, increasing to 6% of base pay by 1 April 2008.

As a result of changes introduced by the Finance Act 2004 affecting the taxation of pensions from 6 April 2006, executive directors were offered the option of having benefits in excess of their personal LTA provided by an unfunded non-registered arrangement. Both directors have opted to have part of their benefits provided from this unfunded arrangement. No compensation payments were paid as a result of the change in legislation. All benefits remain subject to the Inland Revenue limits that were in force on 5 April 2006.

Directors’ remuneration report (continued)

Executive directors’ pension benefits   Details of the accrued pension to which each director is entitled had they left service on 30 June 2006 and the transfer value of those accrued pensions are shown in the following table. The accrued pensions shown represent the annual pension to which each executive director would be entitled at NRA. The transfer value is broadly the cost to Diageo if it had to provide the equivalent pension benefit. The transfer values shown in the following table have been calculated in accordance with the Guidance Note published by the Institute and Faculty of Actuaries (GN11).

		Pensionable
	Age at	service at	Accrued	Additional	Accrued	Transfer	Increase in	Transfer
	30 June	30 June	pension at	pension	pension at	value at	transfer	value at
	2006	2006	30 June	accrued in	30 June	30 June	value during	30 June
	Years	Years	2005	the year(a)	2006(b)	2005	the year(c)	2006(b)
			£000 pa	£000 pa	£000 pa	£000	£000	£000
NC Rose(d)	48	14	216	40	256	2,431	689	3,120
PS Walsh(d)	51	24	642	82	724	8,314	1,756	10,070

Notes

(a)              Of the additional pension accrued in the year, the increases attributable to factors other than inflation were £34,000 pa for NC Rose and £65,000 pa for PS Walsh.

(b)             As at 30 June 2006 the percentages of pension benefits provided from the unfunded non-registered arrangements for NC Rose and PS Walsh were 70% (30 June 2005 – 71%) and 1% (30 June 2005 – nil) respectively.

(c)              The increases in the transfer values during the year were attributable to an additional year’s service (36% for NC Rose and 25% for PS Walsh) and the salary increase in the year (36% for NC Rose and 38% for PS Walsh). The remainder of the increase is attributable to changes in market conditions, in particular, interest earned on the transfer value and changes in index-linked gilt markets over the year.

(d)             Employee pension contributions were introduced from 1 April 2006. NC Rose made pension contributions during the year of £2,850 (30 June 2005 – £nil) and PS Walsh made pension contributions of £4,950 (30 June 2005 – £nil).

Directors’ remuneration report (continued)

Share and other interests

The beneficial interests of the directors in office at 30 June 2006 in the ordinary shares of the company are shown in the table below.

	Ordinary shares
			30 June
			2005
	14 August	30 June	or
	2006	2006	appointment
Chairman
Lord Blyth	130,102	127,925	108,299
Executive directors
NC Rose	294,709	294,669	243,812
PS Walsh	763,077	763,037	735,062
Non-executive directors
LM Danon (appointed 1 January 2006)	2,000	2,000	—
Lord Hollick	5,000	5,000	5,000
Dr FB Humer	3,500	3,500	3,500
M Lilja	4,532	4,532	4,532
WS Shanahan	17,155	17,155	16,591
HT Stitzer	3,216	2,998	1,595
JR Symonds	5,000	5,000	5,000
PA Walker	44,250	44,250	44,250
Total	1,272,541	1,270,066	1,167,641

Notes

At 30 June 2006, there were 11,769,318 shares (30 June 2005 – 10,826,868; 14 August 2006 – 11,732,052) held by trusts to satisfy grants made under Diageo incentive plans and savings-related share option schemes, and 109,834 shares and 352,275 shares subject to call options (30 June 2005 – 109,834 and 352,275; 14 August 2006 – 109,834 and 352,275) held by a trust to satisfy grants made under ex-GrandMet incentive plans. NC Rose and PS Walsh are among the potential beneficiaries of these trusts and are deemed to have an interest in all these shares and shares subject to call options.

Performance graph

The graph below shows the total shareholder return for Diageo and the FTSE 100 Index since 30 June 2001. The FTSE 100 Index reflects the 100 largest UK quoted companies by market capitalisation and has been chosen because it is a widely recognised performance benchmark for large UK companies. The graph shows that Diageo outperformed the FTSE 100 Index over this five year period. The TSR plan, which measures TSR against a defined peer group of 17 other companies, is not based on the same performance period.

Directors’ remuneration report (continued)

Additional information

Emoluments and share interests of senior management   The total emoluments for the year ended 30 June 2006 of the executive directors, the executive committee and the company secretary (together, the senior management) of Diageo comprising base salary, annual performance bonus, share incentive plan and other benefits were £10,323,515. The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £6,721,641 and payments under other pre-merger long term incentive plans totalled £531,075. In addition, they were granted 1,667,916 options during the year at a weighted average share price of 817 pence, exercisable by 2015. They were also initially awarded 1,069,276 shares under the TSR plan in September 2005, which will vest in three years subject to the performance tests described above.

At 14 August 2006, the senior management had an aggregate beneficial interest in 2,086,026 ordinary shares in the company and in the following options:

		Weighted
		average
		exercise price
	Number	in pence	Option period
Options over ordinary shares
NC Rose	1,030,559	729	Oct 05 – Sep 15
PS Walsh	2,688,469	698	Sep 03 – Sep 15
Other members of the executive committee and company secretary	4,591,316	684	Dec 99 – Sep 15
	8,310,344

Key management personnel related party transactions   Key management personnel of the group comprises the executive and non-executive directors, the members of the executive committee and the company secretary. As previously disclosed, Lord Hollick, PS Walsh and NC Rose have informed the company that they have purchased seasonal developments at Gleneagles from a subsidiary of the company, Gleneagles Resort Developments Limited. The transactions were priced on the same basis as all the external seasonal development transactions and were at arm’s length. The values of the transactions were: Lord Hollick – £25,000, PS Walsh – £43,000, NC Rose – £11,600. Each director continued to hold these seasonal developments at 30 June 2006. During the year, G Williams informed the company that he had purchased a seasonal development at Gleneagles, on a similar basis to those reported above. The value of the transaction was £19,400.

In April 2006, Diageo plc granted rolling indemnities to the directors and the company secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as directors or company secretary respectively, of Diageo plc or of one or more of its subsidiaries.

Directors’ remuneration report (continued)

The company secretary was also granted a rolling indemnity, uncapped in amount, in relation to certain losses and liabilities which she may incur in the course of acting as a director of one or more subsidiaries of Diageo plc. These indemnities replace those granted previously on similar terms (in May 2003 or, if later, at the date of appointment of the director in question) and continued to be in place at 30 June 2006.

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

Corporate governance report

UK Combined Code on Corporate Governance

Diageo’s board and executive committee are committed to achieving the highest standards of corporate governance, corporate responsibility and risk management in directing and controlling the business. The principal governance rules applying to UK companies listed on the London Stock Exchange are contained in the Combined Code on Corporate Governance adopted by the Financial Reporting Council in July 2003 (the Code). The company has complied with the provisions set out in section 1 of the Code and has done so throughout the year regarding the Code provisions whose requirements are of a continuing nature.

The way in which the Code principles of good governance are applied is described below.

Board of directors

Diageo’s board consists of its chairman, chief executive, chief financial officer and eight non-executive directors. The senior non-executive director is Lord Hollick, a partner of Kohlberg Kravis Roberts and former chief executive of United Business Media plc. The non-executive directors, all of whom the board has determined are independent, are experienced and influential individuals from a range of industries and countries. Their mix of skills and business experience is a major contribution to the proper functioning of the board and its committees, ensuring that matters are fully debated and that no individual or group dominates the board’s decision-making processes. The board considers that ensuring individual directors participate fully and independently in decision-making is more important for the achievement of a balance of power than the precise split of executive and non-executive directors. To increase the executive presence at board meetings, members of the executive committee are invited to attend on a rotational or issue basis.

The board considers that it is beneficial for the executive directors to hold an external directorship to broaden their experience and normally this would be limited to one company. The chief executive, PS Walsh, holds both a UK and a US non-executive directorship – in Centrica plc and FedEx Corporation, respectively. The board considers that, given the importance of the United States to the company’s business, the FedEx directorship is of benefit to Mr Walsh in terms of market awareness, US business practices and networking and that the time commitment is not too great as the meetings can be combined with other business trips to the United States. The biographical details of the directors, together with their committee memberships, are given in ‘Directors and senior management’ above. A summary of the terms and conditions of appointment of the non-executive directors is available on www.diageo.com or on request from the company secretary.

Any new directors are appointed by the board and, in accordance with the company’s articles of association, they must be elected at the next Annual General Meeting (AGM) to continue in office and must retire, and may stand for re-election by the shareholders, at least every three years. There is a formal induction programme for new directors; they meet with the executive committee members individually and receive orientation training from the relevant senior executive in relation to the group and its business, for example in relation to its assurance processes, environmental policies and social responsibility policies and practices. At board meetings, the directors receive presentations on areas of the business from the regional presidents and function heads and regular updates on changes and developments in the business, legislative and regulatory environments. In addition, the non-executive directors are invited to attend the executive committee members’ senior leadership meetings to gain further insight into different aspects of the business.

The board meets regularly during the year and, in addition, an annual strategy conference is held off-site with the full executive committee for two days, at which the group’s strategy is reviewed in depth. The board receives detailed financial information and regular presentations from executives on the business

Corporate governance report (continued)

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

There is a formal schedule of matters reserved to the board for decision to ensure that key policy and strategic decisions are made by the full board. This is reviewed annually and was last revised in September 2004; the review in December 2005 concluded that no revision was necessary. Otherwise, the board has delegated authority for day-to-day management of the group’s affairs to the chief executive, PS Walsh, who is supported by the executive committee. The biographical details of the executive committee’s members are given in ‘Directors and senior management’ above.

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

Each director’s performance is evaluated by the chairman based on input from all other directors. An internally produced questionnaire is completed and returned to the chairman, who then meets privately with each director to review their performance. The chairman’s performance is evaluated by the directors, using an internally produced questionnaire which is completed and returned to the senior non-executive director, who discusses the feedback in a meeting with the non-executive directors and then privately with the chairman. A report on the individual performance evaluation process is made to the nomination committee annually. LM Danon did not participate in the performance evaluation process, as she joined the board half way through the year.

Following the performance evaluation of individual directors, the chairman has confirmed that the non-executive directors standing for re-election at this year’s AGM continue to perform effectively and demonstrate commitment to their roles. It is the board’s intention to continue to review annually its performance and that of its committees and individual directors. A decision is taken each year on the performance evaluation process to be used. In respect of this year’s individual performance evaluation process, the nomination committee reviewed the process in June 2005 and concluded that it was effective and that external facilitation was not necessary.

During the year, six scheduled board meetings were held, five in the United Kingdom and one in the United States. The meetings were fully attended, except that WS Shanahan and JR Symonds were each unable to attend one meeting. LM Danon attended two of the three board meetings held following her appointment on 1 January 2006. Attendance at committee meetings below relates to the period when each director held office. The non-executive directors meet independently without the chairman present, and also meet with the chairman independently of management, on a regular basis.

Corporate governance report (continued)

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

Board committees

The board has established several committees, each with clearly defined terms of reference, procedures, responsibilities and powers. The terms of reference of the committees are available at www.diageo.com. They are also available on request from the company secretary.

Audit committee   The audit committee is chaired by JR Symonds and consists of all the independent non-executive directors. The chief financial officer, financial controller, global audit and risk director, director of technical accounting and external auditor are normally invited to attend the meeting. The audit committee is responsible for: monitoring the integrity of the financial statements, including a review of the significant financial reporting judgements contained in them; reviewing the effectiveness of the group’s internal control and risk management systems and of control over financial reporting; monitoring and reviewing the effectiveness of the audit and risk function and reviewing the business risk programme; monitoring and reviewing the group’s policies and practices concerning business conduct and ethics, including whistleblowing; and overseeing the company’s relationship with the external auditor, including monitoring their independence.

For the purposes of the Code and the relevant rule of the US Securities Exchange Act, the board has determined that JR Symonds is independent and may be regarded as an audit committee financial expert.

Audit committee report   The committee met six times during the year and reported its conclusions to the full board. The meetings were fully attended, except that LM Danon, Lord Hollick, WS Shanahan and HT Stitzer were each unable to attend one meeting and Dr FB Humer was unable to attend two meetings. At the end of four meetings, the committee met with the external auditor with no executive or staff member present (except on one occasion when the global audit and risk director was present). The committee also met on three occasions with the global audit and risk director with no executive or staff member present.

During the year, the committee formally reviewed draft interim and annual reports and associated interim results and preliminary year-end results announcements, focusing on key areas of judgement and complexity, critical accounting policies and any changes required to those; and it reviewed the group’s preparation for the adoption of, and issuance of financial statements under, IFRS. The committee also reviewed the work of the filings assurance committee described below and external audit findings and was updated on litigation risks by the group’s general counsel.

Corporate governance report (continued)

The committee received presentations from certain senior executives on the management of key risk and control issues in their respective business areas and reviewed the effectiveness and findings from the risk management and internal control processes described below, including review of risk mitigation plans for critical risks (the oversight of Diageo’s primary risks is allocated between the committee, board and executive committee). The committee also reviewed the work of the audit and risk committee described below. To support it in this activity, it had available to it the resources of the audit and risk function which supports the processes for identifying and assessing the management of significant business risks and conducts internal audits across the whole of the group’s business.

The committee reviewed at each meeting a report in respect of the compliance programme described below, and an update on preparatory work to enable the company to comply with Section 404 of the Sarbanes-Oxley Act and related SEC rules (relating to internal control over financial reporting) in the next financial year. The committee carried out an annual self-assessment in December 2005 to review its effectiveness and at the same time reviewed and confirmed to the board that no substantive revisions to its terms of reference were required, but recommended that changes be made to reflect an organisational change.

Monitoring of external auditor   During the year, the audit committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim announcement and its audit of the annual financial statements. As noted above, the committee also met three times with the external auditor alone. The audit committee assessed the ongoing effectiveness of the external auditor and audit process on the basis of meetings and a questionnaire-based internal review with finance and audit and risk staff. In reviewing the independence of the external auditor, the audit committee considered a number of factors. These include: the standing, experience and tenure of the external audit director; the nature and level of services provided by the external auditor; and confirmation from the external auditor that it has complied with relevant UK and US independence standards.

The group has a policy on the use of the external auditor for non-audit services, which is reviewed annually, most recently in June 2006. Under this policy the provision of any service must be approved by the audit committee, unless the proposed service is both expected to cost less than £250,000 and also falls within one of a number of service categories which the audit committee has pre-approved. These pre-approved service categories may be summarised as follows:

•       accounting advice, employee benefit plan audits, and audit or other attest services required by statute or requested by management and not otherwise prohibited;

•       due diligence and other support relating to acquisitions, disposals and other business initiatives; and

•       certain specified tax services, including tax compliance; tax planning and related implementation advice in relation to acquisitions, disposals and other reorganisations.

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

Corporate governance report (continued)

The committee met twice during the year. Both the meetings were fully attended, except that LM Danon and WS Shanahan were each unable to attend one meeting. The committee reviewed its own effectiveness through a self-assessment in December 2005 and at the same time reviewed and confirmed to the board that no revisions to its terms of reference were required.

The principal activities of the committee during the year were a review of individual performance, succession planning in respect of the executive committee members and the consideration of potential non-executive directors. The committee recommended the appointment to the board of one additional non-executive director – LM Danon; external search consultants assisted with this work and the chairman consulted with the executive directors before the recommendation was made.

Remuneration committee   This committee is chaired by Lord Hollick and consists of all the independent non-executive directors. The role of the committee and details of how the company applies the principles of the Code in respect of directors’ remuneration are set out above in the directors’ remuneration report in relation to directors’ remuneration policy and practice.

The chairman and the chief executive may, by invitation, attend remuneration committee meetings, except when their own remuneration is discussed. No director is involved in determining his or her own remuneration. The committee held five meetings during the year. The meetings were fully attended, except that LM Danon, Dr FB Humer, M Lilja, WS Shanahan, HT Stitzer and JR Symonds were each unable to attend one meeting. The committee reviewed its own effectiveness through a self-assessment in December 2005 and at the same time reviewed and confirmed to the board that no revisions to its terms of reference were required.

Executive direction and control

The executive committee, appointed and chaired by the chief executive, consists of the individuals responsible for the key components of the business: North America, International and Europe markets, global supply and the global functions. It met nine times during the year, generally for two days, including an off-site executive strategy meeting and the joint annual strategy conference with the board, and spent most of its time discussing strategy, people and performance (including brands). One of these meetings was held in Africa, with the remainder in the UK. In addition, scheduled interim update meetings were held by teleconference throughout the year. Responsibility and authority (within the financial limits set by the board) are delegated by the chief executive to individual members of the executive committee who are accountable to him for the performance of their business units.

Executive direction and control procedures include approval of annual strategic plans submitted by each business unit executive and periodic business reviews. These reviews are generally attended by the regional president responsible for the market (and in certain cases additional members of the executive committee) and are held in the relevant market. The reviews focus on business performance management and specific issues around brands, people, key business decisions and risk management.

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

Corporate governance report (continued)

Corporate citizenship committee   Chaired by the chief executive and responsible for making decisions or, where appropriate, recommendations to the board or executive committee, concerning corporate citizenship strategy, policies and issues. This includes such matters as: corporate citizenship performance, measurement and reporting; community affairs; environmental matters; and other emerging corporate citizenship issues. Progress against these areas is reported periodically to the board and publicly through a separate corporate citizenship report, which is subject to external assurance. That report and the group’s social, ethical and environmental policies are published on the Diageo website. A copy of the corporate citizenship report is available on request.

An alcohol and responsibility executive working group assists the committee with its work on specific issues linked to Diageo’s commitment to responsible drinking. It brings together the key executives from the business and functional representatives involved in detailing and realising Diageo’s commitment to responsible drinking.

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

Filings assurance committee   Chaired by the chief financial officer and including the chief executive, this committee is responsible for implementing and monitoring the processes which ensure that the company complies with relevant UK, US and other regulatory filing provisions, including those imposed by the Sarbanes-Oxley Act or deriving from it. During the previous year, the company’s filing and disclosure processes were reviewed by the legal function and their recommended enhancements to the processes were implemented in the current year. These enhancements were primarily to increase direct involvement at the local business level; to facilitate a more tailored challenge to the businesses by the committee; and to integrate further the reporting processes of the group.

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

Risk management and internal control

The group’s aim is to manage risk and to control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunity in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the financial statements were approved and accords with the guidance issued by the Turnbull Committee (as amended by the Flint Review).

Corporate governance report (continued)

All significant business units, groups of business units and the Diageo executive committee perform a risk assessment at least annually as an integral part of their strategic planning. Business unit risk assessments and the activities planned to manage those risks are reviewed by relevant executives, for example at periodic business reviews. The executive risk assessment and selected other risk assessments are reviewed by the audit and risk committee and by the audit committee of the board. Those committees gain assurance in relation to the effectiveness of risk management and control from: summary information in relation to the management of identified risks; detailed review of the effectiveness of management of selected key risks; and the independent work of the global audit and risk function, which supports and challenges risk assessments, supports and challenges management to improve the effectiveness of management of identified key risks and conducts internal audits.

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

There have been no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report and Form 20F Information that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.

The group is continuing the work necessary to enable it to comply in due course with the SEC rules which implement section 404 of the Sarbanes-Oxley Act (relating to internal control over financial reporting). Diageo’s first annual report required to comply with section 404 will be in respect of the year ending 30 June 2007, when management will be required to state their responsibility for establishing and maintaining adequate internal control over financial reporting and to annually assess the effectiveness of structure and procedures in place relating to internal control over financial reporting. The external auditor will be required to attest to and report on management’s assessment.

Compliance programme

Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. The board has a well established compliance programme to support achievement of this commitment. The code of business conduct sets out expectations of Diageo businesses and employees in relation to issues such as conflicts of interest, entertainment and gifts, confidentiality and improper payments, as well as providing the standards against which these expectations are to be met. This code was reviewed during the year and a revised code of business conduct was approved by the board in April 2006. The Diageo marketing code establishes the principles that Diageo follows in relation to advertising and promotion of its products. The full texts of the code of conduct, marketing code and other codes that comprise the compliance programme are available on the company’s website at www.diageo.com.

Corporate governance report (continued)

Compliance programme guidelines specify the manner in which any potential violations of these expectations should be dealt with, including line manager reporting and an independent ‘SpeakUp Helpline’. The latter has been re-communicated to employees, is operated independently and reports to the secretary of the audit committee, head of group security and the global audit and risk director for escalation to the audit committee as required. There is an annual certification requirement for all senior management to confirm compliance with the code of conduct or to identify areas of possible non-compliance to the global audit and risk director. With respect to the 2006 certification, this was extended to an additional level of senior employees globally. Training and education (including ‘e-learning’) activities are also undertaken. Both the audit and risk committee and the audit committee review the operation of the compliance programme.

Relations with shareholders

The company values its dialogue with both institutional and private investors. The board’s primary contact with institutional shareholders is through the chief executive and chief financial officer. In November 2005 the company held a two day investor conference which was attended by all the members of the executive committee.

The chief executive and chief financial officer are supported by the investor relations department, who are in regular contact with institutional shareholders and sell side analysts. Coverage of the company by sell side analysts is circulated to the board. The non-executive directors are invited to attend the meetings with analysts and institutional investors which follow the publication of the interim results and preliminary year-end results. The board also ensures that all directors develop an understanding of the views of major institutional shareholders through an independent survey of shareholder opinion which is conducted and reviewed annually. In addition, major shareholders are invited to raise any company matters of interest to them at an annual meeting with the chairman and senior non-executive director. The chief executive and chief financial officer are also present and available to take questions and the chairman reports on the meeting to the board.

Diageo produces a short-form annual review, which is sent to all shareholders, and a full annual report is available by election or on request. As an alternative to receiving shareholder documents through the post, shareholders may elect to receive e-mail notification that the documents are available to be accessed on the company’s website. Shareholders can also choose to receive e-mail notification when new company information is published on www.diageo.com. The website also provides private shareholders with the facility to check their shareholdings on-line and to send any questions they may have to the company.

Private shareholders are invited to write to the chairman or any other director and express their views on any issues of concern at any time and the AGM provides an opportunity for private shareholders to put their questions in person. The company also holds an annual presentation to the UK Shareholders’ Association.

The chairmen of the audit, nomination and remuneration committees are normally available at AGMs to take any relevant questions and all other directors attend, unless illness or another pressing commitment precludes them from doing so. In 2005, all the directors attended the AGM.

At general meetings, a schedule of the proxy votes cast is made available to all shareholders and is published on www.diageo.com. The company proposes a separate resolution on each substantially separate issue and does not bundle resolutions together inappropriately. Resolutions on the receipt of the reports and accounts and the approval of the directors’ remuneration report are put to shareholders at the AGM.

Corporate governance report (continued)

Charitable and political donations

During the year, total charitable donations made by the group were £20.2 million (2005 – £22.6 million). UK group companies made donations of £11.8 million (2005 – £14.4 million) to charitable organisations including £0.7 million (2005 – £1.4 million) to the Diageo Foundation and £6.5 million (2005 – £7.2 million) to the Thalidomide Trust. In the rest of the world, group companies made charitable donations of £8.4 million (2005 – £8.2 million).

The group has not given any money for political purposes in the United Kingdom. The group made no donations to EU political organisations and incurred no EU political expenditure during the year. The group made contributions to non-EU political parties totalling £0.3 million during the year (2005 – £0.5 million).

Supplier payment policies and performance

Given the international nature of the group’s operations, there is no group standard in respect of payments to suppliers. Operating companies are responsible for agreeing terms and conditions for their business transactions when orders for goods and services are placed, so that suppliers are aware of the terms of payment and including the relevant terms in contracts where appropriate. These arrangements are adhered to when making payments, subject to the terms and conditions being met by the supplier. Creditor days have not been calculated, as Diageo plc had no trade creditors at 30 June 2006. The company’s invoices for goods and services are settled by subsidiaries acting on behalf of the company.

Statement of directors’ responsibilities

The directors are responsible for preparing the Annual Report and information filed with the SEC on Form 20-F and the group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law they are required to prepare the group financial statements in accordance with IFRS as endorsed and adopted for use by the EU and have elected to prepare the parent company financial statements in accordance with UK Generally Accepted Accounting Standards. The directors have also presented additional information under US requirements.

The group financial statements are required by law and IFRS as endorsed and adopted for use by the EU to present fairly the financial position and the performance of the group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company financial statements are required by law to give a true and fair view of the state of affairs of the parent company. In preparing each of the group and parent company financial statements, the directors are required to:

•       select suitable accounting policies and then apply them consistently;

•       make judgements and estimates that are reasonable and prudent;

•       for the group financial statements, state whether they have been prepared in accordance with IFRS as endorsed and adopted for use by the EU;

Corporate governance report (continued)

•       for the parent company financial statements, state whether applicable UK Generally Accepted Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable UK and US law and regulations, the directors are also responsible for preparing a directors’ report, directors’ remuneration report and corporate governance report that comply with that law and those regulations.

US Sarbanes-Oxley Act of 2002

Diageo has American Depositary Shares listed on the New York Stock Exchange (NYSE) and is subject to the reporting and other requirements of the SEC applicable to foreign private issuers. The company is subject to those provisions of the Sarbanes-Oxley Act and related SEC rules applicable to foreign private issuers.

New York Stock Exchange corporate governance rules

Under the NYSE’s corporate governance rules for listed companies, Diageo must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards.

Diageo’s board and executive committee are committed to achieving the highest standards of corporate governance and corporate responsibility. Diageo believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies.

Basis of regulation   US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company incorporated in the United Kingdom to include in its annual report and accounts a narrative statement of how it has applied the principles of the Code and a statement as to whether or not it has complied with the best practice provisions of the Code throughout the accounting period covered by the annual report and accounts. References to the Code are to the Combined Code on Corporate Governance adopted by the Financial Reporting Council in 2003. It is not mandatory for companies to follow the principles set forth in the Code, and the Code does not require companies to disclose the full range of corporate governance guidelines with which they comply. A company that has not complied with the Code provisions, however, or that complied with only some of the Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. As stated above, Diageo complied throughout the year with the best practice provisions of the Code.

Corporate governance report (continued)

Director independence   The Code’s principles recommend that at least half of a company’s board, excluding the chairman, should consist of independent non-executive directors. The NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. Currently, eight of Diageo’s 11 directors are non-executive directors. The NYSE rules set forth five bright-line tests for determining director independence and require in addition that the board of directors ‘affirmatively determines that the director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)’. The Code, which is followed by Diageo, prescribes a more general standard for determining director independence. The Code requires a company’s board to assess director independence by affirmatively concluding that the director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement. Diageo’s board has determined that, in its judgement, all of the non-executive directors are independent. In doing so, however, the board did not explicitly take into consideration the NYSE’s bright-line tests. In addition, as at 31 July 2006, all members of Diageo’s audit committee are independent non-executive directors as per the requirements of section 301 of the Sarbanes-Oxley Act and related SEC rules.

Chairman and chief executive   The Code recommends that the chairman and the chief executive should not be the same individual in order to ensure that there is a clear division of responsibility for running each company’s business. There is no corresponding requirement for US companies. Diageo has a separate chairman and chief executive.

Non-executive director meetings   Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During the year under review, Diageo’s non-executive directors met four times as a group without any executive directors present.

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

Code of ethics   NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Diageo’s board has established a compliance programme to support achievement of its commitment to conducting Diageo’s business responsibly and in accordance with all laws and regulations to which its business activities are subject. Diageo’s code of business conduct sets out expectations of Diageo businesses and employees in relation to issues such as conflicts of interest, competition law, insider trading and corrupt payments as well as illegal acts in general. This code was reviewed during the year and a revised code of business conduct was approved by the board in April 2006. A marketing code establishes the principles that Diageo follows in relation to advertising and promotion of its products. In addition, Diageo has adopted a code of ethics for senior financial officers in accordance with the requirements of

Corporate governance report (continued)

the Sarbanes-Oxley Act (and related SEC rules) and such code is available on Diageo’s website (www.diageo.com).

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

Directors’ report

The directors have pleasure in submitting their Annual Report for the year ended 30 June 2006.

Annual General Meeting

The AGM will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 2.30 pm on Tuesday, 17 October 2006.

Dividends

Diageo paid an interim dividend of 11.95 pence per share on 6 April 2006. The directors recommend a final dividend of 19.15 pence per share. Subject to approval by members, the final dividend will be paid on 23 October 2006 to shareholders on the register on 15 September 2006. Payment to US ADR holders will be made on 27 October 2006. A dividend reinvestment plan, which enables ordinary shareholders to invest their dividends in ordinary shares, is available in respect of the final dividend and the plan notice date is 2 October 2006.

Directors

The directors of the company who served during the year are listed under ‘Directors and senior management’ above. Lord Hollick, HT Stitzer and PS Walsh retire by rotation at the AGM in accordance with the articles and, being eligible, offer themselves for re-election. Laurence Danon, who was appointed since the last AGM, retires in accordance with the articles and, being eligible, offers herself for election at the AGM. The non-executive directors proposed for election and re-election do not have service contracts. Further details of directors’ contracts, remuneration and their interests in the shares of the company at 30 June 2006 are given in the directors’ remuneration report above.

Auditor

The auditor, KPMG Audit Plc, is willing to continue in office and a resolution for its re-appointment as auditor of the company will be submitted to the AGM.

Disclosure of information to the auditor

The directors who held office at the date of approval of this directors’ report confirm that, so far as they are each aware, there is no relevant audit information of which the company’s auditor is unaware; and each director has taken all the steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the company’s auditor is aware of that information.

Purchases of own shares

At the 2005 AGM, shareholders gave the company renewed authority to purchase a maximum of 305 million ordinary shares. During the year ended 30 June 2006, Diageo purchased 166 million ordinary shares (nominal value £48 million), representing approximately 6% of the issued ordinary share capital (excluding treasury shares) at 14 August 2006, for a consideration including expenses of £1,428 million. Of the shares purchased, 164 million were held as treasury shares under the share buyback programme and 2 million were held as treasury shares for the hedging of grants made under employee share plans.

Business review

The review of the business of the company and the description of the principal risks and uncertainties facing the company, prepared in accordance with the Companies Act 1985, comprises the following

Directors’ report (continued)

sections of the Annual Report: the Chief executive’s review, the Business description and the Operating and financial review.

Other information

Other information relevant to the directors’ report may be found in the following sections of the Annual Report:

Information	Location in Annual Report
Charitable and political donations	Corporate governance report
Corporate citizenship	Corporate governance report
Directors’ indemnities	Directors’ remuneration report
Employment policies	Business description – Continuing operations – Employees
Events since 30 June 2006	Financial statements – note 36 Post balance sheet events
Future developments	Operating and financial review – Trend information
Purchase of own shares	Operating and financial review – Liquidity and capital resources
Research and development	Business description – Continuing operations – Research and development
Shareholdings in the company	Additional information for shareholders – Major shareholders
Supplier payment policies and performance	Corporate governance report

The directors’ report of Diageo plc for the year ended 30 June 2006 comprises this page and the sections of the Annual Report referred to under ‘Directors’, ‘Business review’ and ‘Other information’ above, which are incorporated into the directors’ report by reference.

The directors’ report was approved by a duly appointed and authorised committee of the board of directors on 30 August 2006 and signed on its behalf by Susanne Bunn, the company secretary.

Contents – Consolidated financial statements
Year ended 30 June 2006

96	Report of independent registered public accounting firm
97	Consolidated income statement
98	Consolidated statement of recognised income and expense
99	Consolidated balance sheet
100	Consolidated cash flow statement
101	Accounting policies of the group
108	Notes to the consolidated financial statements
192	Principal group companies

Report of independent registered public accounting firm

To the board of directors and shareholders of Diageo plc

We have audited the accompanying consolidated balance sheets of Diageo plc and subsidiaries as of 30 June 2006 and 30 June 2005, and the related consolidated income statements, consolidated statements of recognised income and expense and consolidated cash flow statements for each of the years in the two-year period ended 30 June 2006 presented on pages 97 to 192. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2006 and 30 June 2005 and the results of their operations and their cash flows for each of the years in the two-year period ended 30 June 2006 in conformity with International Financial Reporting Standards (IFRS), as adopted by the European Union.

As referred to in “Accounting policies of the group – Basis of Preparation” on page 101 of the consolidated financial statements, the company has changed its method of accounting for certain financial instruments with effect from 1 July 2005.

IFRS as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 35 to the consolidated financial statements.

KPMG Audit Plc

Chartered Accountants
London, England

30 August 2006

Consolidated income statement

		Year ended 30 June 2006			Year ended 30 June 2005
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
	Notes	items	items	Total	items	items	Total
		£ million	£ million	£ million	£ million	£ million	£ million
Sales	2	9,704	—	9,704	8,968	—	8,968
Excise duties	3	(2,444)	—	(2,444)	(2,291)	—	(2,291)
Net sales		7,260	—	7,260	6,677	—	6,677
Cost of sales	3	(2,921)	—	(2,921)	(2,603)	(29)	(2,632)
Gross profit		4,339	—	4,339	4,074	(29)	4,045
Marketing	3	(1,127)	—	(1,127)	(1,013)	—	(1,013)
Other operating expenses	3	(1,168)	—	(1,168)	(1,129)	(172)	(1,301)
Operating profit	2/5	2,044	—	2,044	1,932	(201)	1,731
Sale of General Mills shares	5		151	151		221	221
Sale of other businesses	5		6	6		(7)	(7)
Interest receivable	6	51	—	51	121	—	121
Interest payable	6	(244)	—	(244)	(271)	—	(271)
Other finance income	6	24	—	24	26	—	26
Other finance charges	6	(17)	—	(17)	(17)	—	(17)
Share of associates’ profits after tax	7	131	—	131	121	—	121
Profit before taxation		1,989	157	2,146	1,912	13	1,925
Taxation	8	(496)	315	(181)	(677)	78	(599)
Profit from continuing operations		1,493	472	1,965	1,235	91	1,326
Discontinued operations
Profit after tax from disposal of businesses	9		—	—		73	73
Profit for the year		1,493	472	1,965	1,235	164	1,399
Attributable to:
Equity shareholders of the parent company		1,436	472	1,908	1,180	164	1,344
Minority interests		57	—	57	55	—	55
		1,493	472	1,965	1,235	164	1,399
Basic earnings per share	10
Continuing operations				67.2p			42.8p
Discontinued operations				—			2.4p
				67.2p			45.2p
Diluted earnings per share	10
Continuing operations				66.9p			42.8p
Discontinued operations				—			2.4p
				66.9p			45.2p
Average shares				2,841m			2,972m

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of recognised
income and expense

	Year ended	Year ended
	30 June 2006	30 June 2005
	£ million	£ million
Exchange differences on translation of foreign operations
– group	24	95
– associates	22	21
Exchange differences on hedges of net investment in foreign operations	(21)
Effective portion of changes in fair value of net investment hedges	(49)
Effective portion of changes in fair value of foreign exchange cash flow hedges
– gains taken to equity	38
– transferred to other operating expenses for the year	11
Effective portion of changes in fair value of interest rate cash flow hedges
– gains taken to equity	1
– transferred to interest receivable and payable for the year	(7)
Fair value movement on available for sale securities
– unrealised gains arising during the year	33
– realised gains reclassified to profit for the year	(181)
Actuarial gains/(losses) on post employment plans	459	(238)
Tax on items taken directly to equity	(97)	33
Net income/(expense) recognised directly in equity	233	(89)
Profit for the year
– group	1,834	1,278
– associates	131	121
Profit for the year	1,965	1,399
Total recognised income and expense for the year	2,198	1,310
Impact of IAS 39 adoption on 1 July 2005 (net of tax)
– group	170
– associates	(6)
Impact of adoption of IAS 39	164
	2,362
Attributable to:
Equity shareholders of the parent company	2,146	1,250
Minority interests	52	60
Total recognised income and expense for the year	2,198	1,310

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheet

	Notes	30 June 2006		30 June 2005
		£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	11	4,534		4,409
Property, plant and equipment	12	1,952		1,919
Biological assets	13	13		14
Investments in associates	14	1,341		1,261
Other investments	16	69		719
Other receivables	18	12		44
Other financial assets	21	42		32
Deferred tax assets	25	1,113		778
Post employment benefit assets	4	14		12
			9,090		9,188
Current assets
Inventories	17	2,386		2,347
Trade and other receivables	18	1,681		1,569
Other financial assets	21	71		30
Cash and cash equivalents	19	699		787
			4,837		4,733
Total assets			13,927		13,921
Current liabilities
Borrowings and bank overdrafts	20	(759)		(869)
Other financial liabilities	21	(36)		—
Trade and other payables	23	(1,803)		(1,872)
Corporate tax payable	8	(681)		(777)
Provisions	24	(56)		(88)
			(3,335)		(3,606)
Non-current liabilities
Borrowings	20	(4,001)		(3,677)
Other financial liabilities	21	(78)		(9)
Other payables	23	(37)		(95)
Provisions	24	(306)		(304)
Deferred tax liabilities	25	(674)		(298)
Post employment benefit liabilities	4	(815)		(1,306)
			(5,911)		(5,689)
Total liabilities			(9,246)		(9,295)
Net assets			4,681		4,626
Equity
Called up share capital		883		883
Share premium		1,340		1,337
Other reserves		3,168		3,181
Retained deficit		(889)		(942)
Equity attributable to equity shareholders of the parent company			4,502		4,459
Minority interests			179		167
Total equity	26		4,681		4,626

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved by a duly appointed and authorised committee of the board of directors on 30 August 2006 and were signed on its behalf by PS Walsh and NC Rose, directors.

Consolidated cash flow statement

	Notes	Year ended 30 June 2006		Year ended 30 June 2005
		£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year		1,965		1,399
Profit after tax from disposal of discontinued businesses		—		(73)
Taxation		181		599
Share of associates’ profits after tax		(131)		(121)
Net interest and other finance income and charges		186		141
Net non-operating exceptional gains		(157)		(214)
Depreciation and amortisation		214		241
Movements in working capital		(192)		89
Dividend income		115		134
Other items	27	18		78
Cash generated from operations			2,199		2,273
Interest received			64		146
Interest paid			(235)		(325)
Dividends paid to equity minority interests			(40)		(49)
Taxation paid			(393)		(320)
Net cash from operating activities			1,595		1,725
Cash flows from investing activities
Net disposal/(purchase) of investments		7		(6)
Disposal of property, plant and equipment		16		18
Purchase of property, plant and equipment		(257)		(294)
Disposal of shares in General Mills	28	651		1,210
Disposal of businesses	28	121		(16)
Purchase of subsidiaries	29	(209)		(258)
Net cash from investing activities			329		654
Cash flows from financing activities
Proceeds from issue of share capital		3		6
Net purchase of own shares for share trusts		(11)		(29)
Own shares repurchased for cancellation or holding as treasury shares		(1,428)		(710)
Increase/(decrease) in loans		309		(379)
Redemption of guaranteed preferred securities		—		(302)
Equity dividends paid		(864)		(849)
Net cash used in financing activities			(1,991)		(2,263)
Net (decrease)/increase in net cash and cash equivalents			(67)		116
Exchange differences			(11)		(55)
Net cash and cash equivalents at beginning of the year			729		668
Net cash and cash equivalents at end of the year			651		729
Net cash and cash equivalents consist of:
Cash and cash equivalents	19		699		787
Bank overdrafts	20		(48)		(58)
			651		729

The accompanying notes are an integral part of these consolidated financial statements.

Accounting policies of the group

Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as endorsed and adopted for use in the European Union (IFRS).

The group is complying with IFRS for the first time for the year ended 30 June 2006 and the accounting policies applicable to the group from 1 July 2005 are set out below. Comparative information is presented for the year ended 30 June 2005 prepared under IFRS. This involved preparation of an opening IFRS balance sheet as at 1 July 2004, which is the group’s date of transition to IFRS reporting.

IFRS 1 – First-time adoption of International Financial Reporting Standards permits certain optional exemptions from full retrospective application of IFRS accounting policies and the following options have been adopted:

•       Business combinations: Business combinations prior to the date of transition have not been restated onto an IFRS basis.

•       Cumulative translation differences: The cumulative translation difference arising on consolidation has been deemed to be zero at the date of transition.

•       Share-based payments: Full retrospective application has been adopted for all awards granted but not fully vested at the date of transition to maintain consistency across reporting periods.

•       Financial instruments: The group has adopted the provisions of IAS 39 – Financial instruments: recognition and measurement from 1 July 2005. Financial instruments in the year ended 30 June 2005 remain recorded in accordance with previous UK GAAP accounting policies, and the adjustment to IAS 39 is reflected in the consolidated balance sheet at 1 July 2005.

The group has adopted early the amendment to IAS 19 – Employee benefits issued by the International Accounting Standards Board (IASB) on 16 December 2004 and applied by the group from 1 July 2004.

The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS, and the impact of the adoption of IAS 39 on 1 July 2005, are set out in note 34 to the consolidated financial statements.

The consolidated financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held for trading, financial instruments classified as available for sale and biological assets.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgement, are set out with related disclosures in ‘Critical accounting policies’ in the Operating and financial review.

Certain minor amounts in the 30 June 2005 consolidated balance sheet have been reclassified compared to amounts previously published. These reclassifications have no impact on total assets, total liabilities or net assets.

The information set out in these accounts does not constitute the company’s statutory accounts under the UK Companies Acts for the years ended 30 June 2006 or 2005. Those accounts have been reported on

Accounting policies of the group (continued)

by the company’s auditors; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The accounts for 2005 have been delivered to the registrar of companies and those for 2006 will be delivered in due course.

Business combinations

The consolidated financial statements include the results of the company and its subsidiaries together with the group’s attributable share of the results of joint ventures and associates. The results of subsidiaries sold or acquired are included in the income statement up to, or from, the date that control passes.

On the acquisition of a business, or of an interest in a joint venture or associate, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets including identifiable intangible assets acquired. Adjustments to fair values include those made to bring accounting policies into line with those of the group.

Sales

Revenue from the sale of goods includes excise and import duties which the group pays as principal but excludes amounts collected on behalf of third parties, such as value added tax. Sales are recognised depending upon individual customer terms at the time of despatch, delivery or some other specified point when the risk of loss transfers. Provision is made for returns where appropriate. Sales are stated net of price discounts, allowances for customer loyalty and certain promotional activities and similar items.

Advertising

Advertising production costs are charged in the income statement when the advertisement is first shown to the public.

Research and development

Research expenditure in respect of new drinks products and package design is written off in the period in which it is incurred. Any subsequent development expenditure in the period leading up to product launch that meets the recognition criteria set out in the relevant standard is capitalised. If capitalised, any intangible asset is amortised on a straight line basis over the period of the expected benefit.

Share-based payments – employee benefits

The fair value of equity-settled share options granted is initially measured at grant date based on the binomial or Monte Carlo models and is charged in the income statement over the vesting period. Shares of Diageo plc held by the company for the purpose of fulfilling obligations in respect of various employee share plans around the group are deducted from equity in the consolidated balance sheet. Any surplus or deficit arising on the sale of the Diageo plc shares held by the group is included as an adjustment to reserves.

Pensions and other post employment benefits

The group’s principal pension funds are defined benefit plans. In addition the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded post employment liabilities. For defined benefit plans, the amount charged in the income statement is the cost of accruing pension benefits promised to employees over the year, plus any fully vested benefit improvements granted to members by the group during the year. It also includes a credit equivalent to the

Accounting policies of the group (continued)

group’s expected return on the pension plans’ assets over the year, offset by a charge equal to the expected increase in the plans’ liabilities over the year. The difference between the fair value of the plans’ assets and the present value of the plans’ liabilities is disclosed as an asset or liability on the consolidated balance sheet. Any differences between the expected return on assets and that actually achieved, and any changes in the liabilities over the year due to changes in assumptions or experience within the plans, are recognised in the statement of recognised income and expense.

Contributions payable by the group in respect of defined contribution plans are charged to operating profit as incurred.

Exceptional items

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence. Such items are included within the income statement caption to which they relate, and are separately disclosed either in the notes to the consolidated financial statements or on the face of the consolidated income statement.

Foreign currencies

The income statements and cash flows of overseas subsidiaries, associates and joint ventures are translated into sterling at weighted average rates of exchange, other than substantial transactions that are translated at the rate on the date of the transaction. The adjustment to closing rates is taken to reserves.

Balance sheets are translated at closing rates. Exchange differences arising on the re-translation at closing rates of the opening balance sheets of overseas subsidiaries and associates are taken to reserves, as are exchange differences arising on related foreign currency borrowings and financial instruments designated as net investment hedges, to the extent that they are effective. Tax charges and credits arising on such items are also taken to reserves. Other exchange differences are taken to the income statement.

The results, assets and liabilities of operations in hyper-inflationary economies are adjusted to reflect the changes in the purchasing power of the local market currency of the entity.

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. If hedged forward, the impact of hedging is recognised, where permitted, under hedge accounting (refer to accounting policy for derivative financial instruments).

Brands, goodwill and other intangible assets

When the cost of an acquisition exceeds the fair values attributable to the group’s share of the net assets acquired, the difference is treated as purchased goodwill. Goodwill arising on acquisitions prior to 1 July 1998 was eliminated against reserves, and this goodwill has not been restated. Goodwill arising subsequent to 1 July 1998 has been capitalised.

Acquired brands and other intangible assets are recognised when they are controlled through contractual or other legal rights, or are separable from the rest of the business, and the fair value can be reliably measured.

Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised. Intangible assets that are regarded as having limited useful economic lives are amortised on a straight-line basis over those lives. Assets with indefinite lives are reviewed for impairment annually and other assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. To ensure that goodwill and intangible assets are not carried at above

Accounting policies of the group (continued)

their recoverable amounts, impairment reviews are carried out comparing the net carrying value with the recoverable amount, where the recoverable amount is the higher of value in use or fair value less cost to sell. Amortisation and any impairment write downs are charged in the income statement.

Computer software is amortised on a straight-line basis over a period of up to five years.

Property, plant and equipment

Land and buildings are stated at cost less depreciation. Freehold land is not depreciated. Leaseholds are depreciated over the unexpired period of the lease. Other property, plant and equipment are depreciated on a straight-line basis to estimated residual values over their expected useful lives, and these values and lives are reviewed each year. Subject to these reviews, the estimated useful lives fall within the following ranges: industrial and other buildings – 10 to 50 years; plant and machinery – 5 to 25 years; fixtures and fittings – 5 to 10 years; and casks and containers – 15 to 20 years.

Reviews are carried out if there is some indication that impairment may have occurred, to ensure that property, plant and equipment are not carried at above their recoverable amounts.

Leases

Where the group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Other leases are treated as operating leases, with payments and receipts taken to the income statement on a straight-line basis over the life of the lease.

Agriculture

Grape cultivation by the group’s wine business is accounted for as an agricultural activity. Accordingly the group’s biological assets (grape vines) are carried at fair value which is computed on the basis of a discounted cash flow computation. Agricultural produce (harvested grapes) is valued at market value on transfer into inventory.

Associates and joint ventures

An associate is an undertaking in which the group has a long-term equity interest and over which it has the power to exercise significant influence. The group’s interest in the net assets of associates is included in investments in the consolidated balance sheet and its interest in their results is included in the income statement below the group’s operating profit. Joint ventures, where there is contractual joint control over the entity, are accounted for by including on a line-by-line basis the attributable share of the results, assets and liabilities.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, an appropriate proportion of production and other overheads, but not borrowing costs. Cost is calculated on an actual usage basis for maturing inventories and on a first in, first out basis for other inventories.

Financial assets

Trade receivables   Trade receivables are non-interest bearing and are stated at their nominal amount that is usually the original invoiced amount less provisions made for bad and doubtful receivables. Estimated

Accounting policies of the group (continued)

irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Individual trade receivables are written off when management deems them not to be collectable.

Cash and cash equivalents   Cash and cash equivalents comprise cash in hand and deposits which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less at acquisition.

Financial liabilities

Borrowings   Borrowings are initially measured at cost (which is equal to fair value at inception), and are subsequently measured at amortised cost using the effective interest rate method. The fair value adjustments for all loans designated as hedged items in a fair value hedge are shown separately as a net figure. Any difference between the proceeds, net of transaction costs and the settlement or redemption of borrowings is recognised over the term of the borrowings using the effective interest rate method.

Trade payables   Trade payables are non-interest bearing and are stated at their nominal value.

Derivative financial instruments

The group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. The derivative instruments used by Diageo consist mainly of currency forwards and currency and interest rate swaps.

Year ended 30 June 2006   From 1 July 2005, derivative financial instruments are recognised in the balance sheet at fair value that is calculated using discounted cash flow techniques or option pricing models (such as Black Scholes) consistently for similar types of instruments. Both techniques take into consideration assumptions based on market data. Changes in the fair value of derivatives that do not qualify for hedge accounting treatment are charged or credited in the income statement.

The purpose of hedge accounting is to mitigate the impact on the group of changes in exchange or interest rates, by matching the impact of the hedged item and the hedging instrument in the income statement. To qualify for hedge accounting, the hedging relationship must meet several conditions with respect to documentation, probability of occurrence, hedge effectiveness and reliability of measurement. At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. The group also documents its assessment, both at the hedge inception and on a quarterly basis, as to whether the derivatives that are used in hedging transactions have been, and are likely to continue to be, highly effective in offsetting changes in fair value or cash flows of hedged items.

Diageo designates derivatives which qualify as hedges for accounting purposes as either: (a) a hedge of the fair value of a recognised asset or liability (fair value hedge); (b) a hedge of a forecast transaction or the cash flow risk from a change in interest rates (cash flow hedge); or (c) a hedge of a net investment in foreign operations.

The method of recognising the resulting gains or losses from movements in fair values is dependent on whether the derivative contract is designated to hedge a specific risk and qualifies for hedge accounting.

Derivative financial instruments are used to manage the currency and/or interest rate risk to which the fair value of certain assets and liabilities are exposed. From 1 July 2005, changes in the fair value of

Accounting policies of the group (continued)

derivatives that are fair value hedges are recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability that is attributable to the hedged risk. If such a hedge relationship is de-designated, fair value movements on the derivative continue to be taken to the income statement while any fair value adjustments made to the underlying hedged item to that date are amortised through the income statement over its remaining life.

Derivative financial instruments are used to hedge the currency risk of highly probable future foreign currency cash flows, as well as the cash flow risk from changes in interest rates. From 1 July 2005, the effective part of the changes in fair value of cash flow hedges is recognised in the statement of recognised income and expense, while any ineffective part is recognised immediately in the income statement. Amounts recorded in the statement of recognised income and expense are transferred to the income statement in the same period in which the forecasted transaction or related interest cash flow affects the income statement.

Net investment hedges take the form of either foreign currency borrowings or derivatives. All foreign exchange gains or losses arising on translation of net investments are recorded in the statement of recognised income and expense and included in cumulative translation differences. Liabilities used as hedging instruments in a net investment hedge are revalued at closing exchange rates. The resulting gains or losses are taken to the statement of recognised income and expense to the extent that they are highly effective, with any ineffectiveness recognised in the income statement. Foreign exchange contracts hedging net investments in overseas businesses are revalued at fair value.

Highly effective fair value movements are taken to the statement of recognised income and expense, with any ineffectiveness recognised in the income statement.

Year ended 30 June 2005   Financial instruments in the year ended 30 June 2005 remain recorded in accordance with the previous UK GAAP accounting policies as follows.

Instruments accounted for as hedges were structured so as to reduce the market risk associated with the underlying transaction being hedged and were designated as a hedge at the inception of the contract. If the underlying transaction to a hedge ceased to exist, the hedge was terminated and the profit or loss was recognised immediately. If the hedge transaction was terminated, the profit or loss was held in the balance sheet and amortised over the life of the original underlying transaction.

Receipts and payments on interest rate instruments were recognised on an accruals basis over the life of the instrument. Foreign exchange contracts hedging net investments in overseas businesses were revalued at closing rates and exchange differences arising were taken to reserves. Gains and losses on contracts hedging forecast transactional cash flows, and on option instruments hedging the sterling value of foreign currency denominated income, were recognised in the hedged periods.

Cash flows associated with derivative financial instruments were classified in the cash flow statement in a manner consistent with those of the transactions being hedged. Finance costs associated with debt issuances were charged to the profit and loss account over the life of the issue.

The cumulative adjustment from UK GAAP to IFRS has been reflected in the consolidated balance sheet at 1 July 2005.

Deferred taxation

Full provision for deferred tax is made for temporary differences between the carrying value of assets and liabilities in the consolidated financial statements and their tax bases. The amount of deferred tax reflects

Accounting policies of the group (continued)

the expected recoverable amount and is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where the group is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future.

Discontinued operations

Disposal groups are classified as discontinued operations where they represent a major line of business or geographical area of operations. The income statement for the comparative period is re-presented to disclose the discontinued operations separate from the continuing operations.

Notes to the consolidated financial statements

1                    New accounting policies

This note sets out accounting policy developments subsequent to the adoption of IFRS by the group. The transition to IFRS reporting is described in ‘Accounting policies of the group – Basis of preparation’, with detailed disclosures in note 34.

In August 2005, the IASB issued IFRS 7 – Financial instruments: disclosures, which contains new regulations concerning the disclosure of financial instruments. IFRS 7 replaces the disclosure regulations of IAS 32 – Financial instruments: disclosure and presentation and IAS 39 – Financial instruments recognition and measurement and must be applied to reporting periods that commence on or after 1 January 2007. Diageo has adopted IFRS 7 early in its 2006 financial statements and has applied the exemptions under IFRS 1, IFRS 7 and IAS 32 not to restate comparative information in respect of IFRS 7, IAS 32 and IAS 39. As a consequence, financial instruments included in the 2005 comparative information are still in accordance with UK GAAP, whereas they are accounted for in accordance with IFRS in the 2006 results. In accordance with the transitional provisions of IFRS, this has been treated as a change in accounting policy. The accounting policies for financial instruments under IFRS and, for the year ended 30 June 2005, under UK GAAP are detailed in ‘Accounting policies of the group’. The adjustments made to net assets as a result of adopting IAS 39 on 1 July 2005 are detailed in note 34(b). If the group had not taken this exemption, a number of financial instruments would have been recognised or revalued in the opening balance sheet at 1 July 2004 and accounted for under IAS 39 during the year ended 30 June 2005.

The following standards or interpretations, issued by the IASB or the International Financial Reporting Interpretations Committee (IFRIC), have not been adopted by the group:

Amendment to IAS 1 – Presentation of financial statements: capital disclosures (effective for annual periods beginning on or after 1 January 2007, with earlier application encouraged).

IFRIC 4 – Determining whether an arrangement contains a lease (effective for annual periods beginning on or after 1 January 2006).

IFRIC 5 – Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds (effective for annual periods beginning on or after 1 January 2006).

IFRIC 6 – Liabilities arising from participating in a specific market: waste electrical and electronic equipment (effective for annual periods beginning on or after 1 December 2005).

IFRIC 7 – Applying the restatement approach under IAS 2 – Financial reporting in hyperinflationary economies (effective for annual periods beginning on or after 1 March 2006).

IFRIC 8 – Scope of IFRS 2 (effective for annual periods beginning on or after 1 May 2006, with early application encouraged). This interpretation has not yet been adopted for use in the EU.

IFRIC 9 – Reassessment of embedded derivatives (effective for annual periods beginning on or after 1 June 2006, with early application encouraged). This interpretation has not yet been adopted for use in the EU.

IFRIC 10 – Interim financial reporting and impairment (effective for annual periods beginning on or after 1 November 2006). The group will apply the interpretation of the IFRIC in respect of future interim reporting periods.

The group does not currently believe the adoption of these standards or interpretations will have a material impact on the consolidated results or financial position of the group.

Notes to the consolidated financial statements (continued)

2                    Segmental information

Continuing operations   Diageo is an international manufacturer and distributor of premium drinks. The group produces, markets and distributes a wide range of premium brands, including Smirnoff vodka, Johnnie Walker Scotch whiskies, Guinness stout, Baileys Original Irish Cream liqueur, Captain Morgan rum, J&B Scotch whisky and Tanqueray gin. In addition, Diageo also owns the distribution rights for the José Cuervo tequila brands in the United States and other countries.

Diageo also owns a number of investments in unconsolidated associates, the principal investment being a 34% interest in Moët Hennessy, a French partnership owned by LVMH Moët Hennessy – Louis Vuitton SA. Moët Hennessy is based in France and is a leading producer and exporter of champagne and cognac.

Continuing operations comprise the following segments: Diageo North America (United States and Canada), Diageo Europe (all European countries and territories including Russia), Diageo International (Africa, Asia Pacific and Latin America), Moët Hennessy and Corporate and other.

Discontinued operations   Included within discontinued operations are transactions relating to the group’s quick service restaurants business (Burger King) which was sold on 13 December 2002. In connection with the transaction, Diageo guaranteed up to $850 million (£459 million) of external borrowings of Burger King. On 13 July 2005 Burger King refinanced its external borrowings on a stand-alone basis, releasing Diageo from its obligations under guarantees relating to that debt, and repaid in full the subordinated debt and associated interest owed to Diageo.

Notes to the consolidated financial statements (continued)

2       Segmental information (continued)

(i)             Segmental information

	Continuing operations
	North			Moët	Corporate	Discontinued
	America	Europe	International	Hennessy	and other	operations	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2006
Sales	2,968	3,834	2,826	—	76	—	9,704
Operating profit/(loss)	829	737	644	—	(166)	—	2,044
Sale of investments and businesses	—	1	—	—	156	—	157
Share of associates’ profits after tax	—	5	4	122	—	—	131
Profit/(loss) before interest, net finance income and tax	829	743	648	122	(10)	—	2,332
Depreciation	(31)	(85)	(65)	—	(5)	—	(186)
Intangible asset amortisation	(8)	(14)	(4)	—	(2)	—	(28)
Capital expenditure on segment assets	28	246	78	—	111	—	463
Segment assets	872	1,171	1,120	—	238	—	3,401
Investments in associates	—	19	19	1,303	—	—	1,341
Unallocated assets	—	—	—	—	9,185	—	9,185
Total assets	872	1,190	1,139	1,303	9,423	—	13,927
Segment liabilities	260	628	336	—	440	—	1,664
Unallocated liabilities	—	—	—	—	7,582	—	7,582
Total liabilities	260	628	336	—	8,022	—	9,246
2005
Sales	2,622	3,860	2,424	—	62	—	8,968
Operating profit/(loss) before exceptional items	779	702	615	—	(164)	—	1,932
Exceptional items (charged)/credited to operating profit	(30)	(26)	4	—	(149)	—	(201)
Operating profit/(loss)	749	676	619	—	(313)	—	1,731
Sale of investments and businesses	2	(8)	(1)	—	221	53	267
Share of associates’ profits after tax	—	3	5	113	—	—	121
Profit/(loss) before interest, net finance income and tax	751	671	623	113	(92)	53	2,119
Depreciation	(44)	(79)	(49)	—	(6)	—	(178)
Exceptional accelerated depreciation	—	(29)	—	—	—	—	(29)
Intangible asset amortisation	(7)	(16)	(6)	—	—	—	(29)
Goodwill impairment charge	—	(5)	—	—	—	—	(5)
Capital expenditure on segment assets	136	140	117	—	123	—	516
Segment assets	872	1,055	1,103	—	373	—	3,403
Investments in associates	—	19	22	1,220	—	—	1,261
Unallocated assets	—	—	—	—	9,257	—	9,257
Total assets	872	1,074	1,125	1,220	9,630	—	13,921
Segment liabilities	257	660	343	—	502	—	1,762
Unallocated liabilities	—	—	—	—	7,533	—	7,533
Total liabilities	257	660	343	—	8,035	—	9,295

(a)    The segmental analysis of sales and operating profit/(loss) is based on the location of the third party customers.

Notes to the consolidated financial statements (continued)

2       Segmental information (continued)

(b)    The group interest expense is managed centrally and is not attributable to individual activities.

(c)    Segmental information for the ‘Corporate and other’ segment, which includes unallocated assets and liabilities, is as follows:

•        Sales, operating profit/(loss) before exceptional items, operating profit/(loss), profit/(loss) before interest, net finance income and tax, and depreciation comprise central items not readily allocable to the group’s operating segments.

•        Exceptional items charged to operating profit in the year ended 30 June 2005 represented the £149 million commitment for payments to the Thalidomide Trust.

•        Sale of investments and businesses of £156 million (2005 – £221 million) includes £151 million (2005 – £221 million) from the sale of General Mills shares.

•        Capital expenditure on segment assets of £111 million (2005 – £123 million) includes expenditure on intangible assets and property, and equipment of £109 million (2005 – £117 million) in respect of unallocated assets, relating to the worldwide supply of product which is not readily allocable to the group’s operating segments.

•        Segment assets of £238 million (2005 – £373 million) comprise: property, plant and equipment of £64 million (2005 – £108 million); inventories of £15 million (2005 – £nil); and other assets of £159 million (2005 – £265 million).

•        Unallocated assets of £9,185 million (2005 – £9,257 million) comprise: brands of £4,283 million (2005 – £4,176 million); property, plant and equipment of £1,114 million (2005 – £1,149 million); the net investment in General Mills of £nil (2005 – £508 million); maturing inventories of £1,483 million (2005 – £ 1,410 million); cash and cash equivalents of £699 million (2005 – £787 million); and other assets of £1,606 million (2005 – £1,227 million). Brands that are capitalised in the balance sheet are sold throughout the world and are not readily allocable to North America, Europe and International. Property, plant and equipment, maturing inventories and other assets classified as unallocated are principally located in Scotland and are not readily allocable to the group’s operating segments.

•        Segment liabilities of £440 million (2005 – £502 million) comprise trade and other payables of £270 million (2005 – £320 million) and provisions of £170 million (2005 – £182 million).

•        Unallocated liabilities of £7,582 million (2005 – £7,533 million) comprise external borrowings of £4,760 million (2005 – £4,546 million); corporate tax payable of £681 million (2005 – £777 million); post employment benefit liabilities of £815 million (2005 – £1,306 million); and other liabilities of £1,326 million (2005 – £904 million).

(d)   The weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.78 (2005 – £1 = $1.86) and euro – £1 = €1.46 (2005 – £1 = €1.46). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.85 (2005 – £1 = $1.79) and euro – £1 = €1.45 (2005 – £1 = €1.48). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

Notes to the consolidated financial statements (continued)

2       Segmental information (continued)

(ii)         Geographical information

	Great	Rest of	North	Asia	Latin	Rest of
	Britain	Europe	America	Pacific	America	World	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2006
Sales	1,549	2,428	2,999	1,085	671	972	9,704
Long-lived assets	1,975	652	2,782	704	54	332	6,499
Segment assets	711	775	807	347	168	593	3,401
Capital expenditure on segment assets	70	247	64	17	13	52	463
2005
Sales	1,553	2,421	2,658	918	564	854	8,968
Long-lived assets	1,784	661	2,838	690	51	318	6,342
Segment assets	723	642	987	324	144	583	3,403
Capital expenditure on segment assets	83	152	158	24	8	91	516

(a)    The geographical analysis of sales is based on the location of the third party customers and an allocation of certain corporate items. Certain businesses, for internal management purposes, have been reported within the appropriate region in the geographical analysis above. Corporate sales of £76 million (2005 – £62 million) are included in Great Britain.

(b)   Long-lived assets comprise intangible assets and property, plant and equipment after amortisation and depreciation respectively, and biological assets. Brands are included at net book value in the geographical regions in which the brands originated.

(c)    The geographical analysis of segment assets and related capital expenditure is based on the geographical location of the assets and excludes investments in associates and assets and capital expenditure which are not readily allocable to the group’s operating segments.

(d)   Exports from the United Kingdom were £1,952 million (2005 – £1,898 million).

Notes to the consolidated financial statements (continued)

3                    Operating costs

	2006	2005
	£ million	£ million
Excise duties	2,444	2,291
Cost of sales	2,921	2,632
Marketing	1,127	1,013
Other operating expenses	1,168	1,301
	7,660	7,237
Comprising:
Excise duties – United States	457	428
– Other	1,987	1,863
Change in inventories	(6)	(84)
Raw materials and consumables	1,729	1,545
Advertising, marketing and promotion	1,127	1,013
Other external charges	1,225	1,306
Staff costs (note 4)	952	884
Depreciation and other amounts written off non-current assets	214	241
Losses/(gains) on disposal of property	4	(7)
Net foreign exchange (gains)/losses	(22)	53
Other operating income	(7)	(5)
	7,660	7,237

(a)   Other external charges include operating lease rentals for plant and equipment of £5 million (2005 – £6 million), other operating lease rentals (mainly properties) of £64 million (2005 – £70 million), research and development expenditure of £18 million (2005 – £16 million), and maintenance and repairs of £45 million (2005 – £51 million).

(b)   Exceptional operating costs   There were no exceptional operating costs for the year ended 30 June 2006. Exceptional operating costs for continuing operations in the year ended 30 June 2005 amounted to £201 million as follows: other external charges £172 million, staff costs £5 million, and amounts written off assets £31 million, offset by £7 million gains on disposal of property.

(c)   Auditor fees   The fees of the principal auditor of the group, KPMG Audit Plc, and its affiliates were as follows:

	United	Rest of
	Kingdom	World	2006	2005
	£ million	£ million	£ million	£ million
Audit fees	1.9	2.5	4.4	4.1
Other audit-related fees	2.5	0.1	2.6	1.6
Tax fees	0.3	1.1	1.4	1.4
All other fees	0.2	0.1	0.3	—
	4.9	3.8	8.7	7.1

Notes to the consolidated financial statements (continued)

3                    Operating costs (continued)

Audit fees include £3.8 million (2005 – £3.7 million) for audit of group subsidiaries and £0.6 million (2005 – £0.4 million) for other audit services required by statute or regulation. A further £0.3 million (2005 – £0.2 million) was charged in relation to the audit by firms other than KPMG. Other audit-related fees relate principally to: advisory services in respect of Diageo’s preparedness for Sarbanes-Oxley Act section 404; due diligence and other services in relation to acquisitions and disposals; and employee pension fund and benefit plan services. Tax fees relate principally to tax compliance services and tax advice. Other fees in the year consist principally of project review costs.

4                    Employees

	2006	2005
	Employees	Employees
Average number of employees
Full time	21,972	22,333
Part time	647	633
	22,619	22,966

	2006	2005
	£ million	£ million
Aggregate remuneration
Wages and salaries	761	708
Share-based incentive plans	26	28
Employer’s social security	59	59
Employer’s pension	99	84
Other post employment	7	5
	952	884

Of the charge to the consolidated income statement for the year ended 30 June 2006, in respect of post employment benefits, £45 million has been included in cost of sales and £61 million has been included in other operating expenses (2005 – £41 million and £48 million, respectively), and in respect of share-based incentive plans, £5 million has been included in cost of sales and £21 million has been included in other operating expenses (2005 – £6 million and £22 million, respectively).

Retirement benefits   The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices.

The larger plans are generally of the defined benefit type and are funded by payments to separately administered funds or insurance companies. The principal plans are in the United Kingdom, Ireland, United States and Canada. All valuations were performed by independent actuaries using the projected unit method to determine pension costs. The most recent full valuations of the significant defined benefit pension plans were carried out as follows: United Kingdom on 31 March 2003; United States on 1 January 2006; and Ireland on 31 December 2003. The measurement dates used to calculate the disclosures in the consolidated financial statements are the respective balance sheet dates. A full valuation of the Diageo pension scheme in the United Kingdom is being carried out as at 31 March 2006, but this will not be finalised and approved by the trustees until November 2006 and the updated membership data has not been reflected in the disclosures which follow.

Notes to the consolidated financial statements (continued)

4       Employees (continued)

The group also operates a number of plans, primarily in the United States, which provide employees with post employment benefits in respect of medical costs. These plans are generally unfunded. In addition, there are a number of other schemes which provide post employment benefits other than pensions and medical benefits. These schemes are also included in the figures presented below.

(a)   The following weighted average assumptions were used to determine the group’s deficit/surplus in the post employment plans at 30 June in the relevant year. The assumptions used to calculate the profit and loss charge/credit for the year to 30 June are based on the assumptions disclosed as at the previous 30 June.

	United Kingdom		Ireland		United States
	2006	2005	2006	2005	2006	2005
	%	%	%	%	%	%
Rate of general increase in salaries	3.8	3.9	4.0	4.0	3.4	3.0
Rate of increase to pensions in payment	2.9	2.6	2.1	2.1	—	—
Rate of increase to deferred pensions	2.8	2.5	2.0	2.1	—	—
Medical inflation	n/a	n/a	n/a	n/a	9.0	10.0
Discount rate for plan liabilities	5.2	4.9	4.8	4.0	6.3	5.0
Inflation	2.8	2.5	2.0	2.0	2.4	2.0

For the UK and US plans, there are, in addition to the above percentages, age related promotional salary increases. The 2006 assumption for medical inflation in the United States reduces by 1% per year to 5% (2005 – 1% per year to 5%).

In assessing the group’s post retirement liabilities, the mortality assumption for the largest plan (which is in the United Kingdom) is based on the mortality experience of that plan. This mortality experience analysis was carried out in 2006 as part of the triennial funding valuation of that plan. The assumption is based on up to date mortality tables and allows for future improvements in life expectancy. The mortality assumptions for the other plans around the world are based on relevant standard mortality tables in each country.

For the UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom		Ireland
	2006	2005	2006	2005
	Age	Age	Age	Age
Retiring currently at age 65
Male	84.3	83.5	84.0	84.0
Female	87.1	86.4	86.9	86.9
Currently aged 45, retiring at age 65
Male	86.7	85.2	84.8	84.8
Female	89.4	88.1	87.8	87.8

Notes to the consolidated financial statements (continued)

4                    Employees (continued)

(b)          The amounts charged in respect of post employment plans to the consolidated income statement and consolidated statement of recognised income and expense for the two years ended 30 June 2006 are set out below:

			United
	United		States and
	Kingdom	Ireland	other	Total
	£ million	£ million	£ million	£ million
2006
Operating profit
Current service cost	(58)	(22)	(24)	(104)
Past service cost	(1)	(1)	—	(2)
Gains on curtailments	1	—	—	1
Total charge to operating profit	(58)	(23)	(24)	(105)
Net credit/(cost) to other finance income (note 6(ii))	14	11	(6)	19
Charge before taxation	(44)	(12)	(30)	(86)
Consolidated statement of recognised income and expense
Actual return on post employment plan assets	513	84	15	612
Expected return on post employment plan assets	(191)	(60)	(24)	(275)
Actual return less expected return on post employment plan assets	322	24	(9)	337
Experience gains and losses arising on the plan liabilities	(29)	(14)	(12)	(55)
Changes in assumptions underlying the present value of the plan liabilities	(2)	149	36	183
Actuarial gain recognisable in the reconciliation of the surplus	291	159	15	465
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	(6)	(6)
Actuarial gain recognisable in the consolidated statement of recognised income and expense	291	159	9	459
2005
Operating profit
Current service cost	(58)	(15)	(20)	(93)
Past service cost	(2)	(10)	—	(12)
Gains on curtailments	18	—	1	19
Losses on settlements	—	—	(2)	(2)
Total charge to operating profit	(42)	(25)	(21)	(88)
Net credit/(cost) to other finance income (note 6(ii))	4	9	(4)	9
Charge before taxation	(38)	(16)	(25)	(79)
Consolidated statement of recognised income and expense
Actual return on post employment plan assets	318	129	30	477
Expected return on post employment plan assets	(194)	(62)	(24)	(280)
Actual return less expected return on post employment plan assets	124	67	6	197
Experience gains and losses arising on the plan liabilities	3	(15)	(12)	(24)
Changes in assumptions underlying the present value of the plan liabilities	(171)	(198)	(50)	(419)
Actuarial loss recognisable in the reconciliation of the surplus	(44)	(146)	(56)	(246)
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	8	8
Actuarial loss recognisable in the consolidated statement of recognised income and expense	(44)	(146)	(48)	(238)
Total cumulative gain/(loss) recognised in the consolidated statement of recognised income and expense
At 1 July 2004	—	—	—	—
Recognised in the year	(44)	(146)	(48)	(238)
At 30 June 2005	(44)	(146)	(48)	(238)
Recognised in the year	291	159	9	459
At 30 June 2006	247	13	(39)	221

Notes to the consolidated financial statements (continued)

4                    Employees (continued)

(c)    The expected long term rates of return and fair values of the assets of the significant defined benefit post employment plans were as follows:

	United Kingdom		Ireland		United States and other		Total
	Expected		Expected		Expected		Expected
	long term		long term		long term		long term
	rates of	Fair	rates of	Fair	rates of	Fair	rates of	Fair
	return	value	return	value	return	value	return	value
	%	£ million	%	£ million	%	£ million	%	£ million
2006
Fair value of plan assets
Equities	7.8	2,504	7.6	759	8.5	213	7.8	3,476
Bonds	4.9	224	4.4	146	5.6	125	4.9	495
Property	6.8	389	6.6	138	11.6	10	6.8	537
Other	4.1	93	2.8	16	5.8	30	4.3	139
		3,210		1,059		378		4,647
Present value of funded plan liabilities		(3,688)		(1,149)		(363)		(5,200)
Present value of unfunded plan liabilities		(73)		—		(151)		(224)
Deficit in post employment plans		(551)		(90)		(136)		(777)
Surplus restriction		—		—		(24)		(24)
Post employment benefit liabilities		(551)		(90)		(160)		(801)
2005
Fair value of plan assets
Equities	7.5	2,254	6.9	712	8.0	215	7.4	3,181
Bonds	4.7	128	3.4	159	5.1	112	4.3	399
Property	6.5	322	5.9	120	12.1	10	6.5	452
Other	3.8	82	2.0	9	3.5	13	3.6	104
		2,786		1,000		350		4,136
Present value of funded plan liabilities		(3,562)		(1,238)		(373)		(5,173)
Present value of unfunded plan liabilities		(76)		—		(163)		(239)
Deficit in post employment plans		(852)		(238)		(186)		(1,276)
Surplus restriction		—		—		(18)		(18)
Post employment benefit liabilities		(852)		(238)		(204)		(1,294)

Included in the post employment plan deficit of £777 million (2005 – £1,276 million) is £101 million (2005 – £95 million) in respect of post employment medical benefit liabilities and £41 million (2005 – £43 million) in respect of other non pension post employment liabilities.

Included in the plan assets above is £7 million (2005 – £19 million) invested in the ordinary shares of Diageo plc.

Notes to the consolidated financial statements (continued)

4                    Employees (continued)

Post employment benefit assets and liabilities are recognised in the consolidated balance sheet as follows:

	2006	2005
	£ million	£ million
Non-current assets	14	12
Non-current liabilities	(815)	(1,306)
	(801)	(1,294)

The expected long term rates of return for equities have been determined by reference to government bond rates (minimum risk rates) in the countries in which the plans are based. As at 30 June 2006, to reflect the additional risks associated with equities, expected long term rates of return on equities include a risk premium of 3.25% per year (2005 – 3.25% per year) in excess of the expected return from government bonds. This risk premium is a long term assumption which is set after taking actuarial advice and considering the assumptions used by other FTSE 100 companies. The expected long term rates of return for other assets are determined in a similar way, by using an appropriate risk premium relative to government bonds in the relevant country.

The group’s investment strategy for its funded post employment plans is decided locally by the trustees of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The group’s objective for the investment strategy is to achieve a target rate of return in excess of the return on the liabilities, while taking an acceptable amount of investment risk relative to the liabilities. This objective is implemented by using specific allocations to a variety of asset classes that are expected over the long term to deliver the target rate of return. Most investment strategies have significant allocations to equities, with the intention that this will result in the ongoing cost to the group of the post employment plans being lower over the long term, and will be within acceptable boundaries of risk. Each investment strategy is also designed to control investment risk by managing allocations to asset classes, geographical exposures and individual stock exposures. For the Diageo pension scheme in the United Kingdom (UK pension scheme), as at 30 June 2006 the target investment allocations were approximately 85% of the assets in equities, 5% in bonds and 10% in property. In addition the UK pension scheme uses interest rate and inflation swaps to help manage the mismatch between the pension scheme’s assets and the present value of its liabilities. At 30 June 2006, approximately 40% of the UK pension scheme’s liabilities were hedged against future movements in interest rates and inflation and the fair value of these swaps was £3 million. For the principal Irish pension scheme, as at 30 June 2006 the target investment allocations were approximately 70% of the assets in equities, 20% in bonds and 10% in property.

The trustees of the UK pension scheme and principal Irish pension scheme have recently reviewed their investment strategy and approved a phased approach to further increasing asset diversification and, subject to solvency triggers, a phased approach to progressively reducing risk by increasing the bond allocation.

The discount rate is based on the yields of high quality, long dated, fixed income investments of similar duration to the liabilities. For the UK pension scheme, which represents approximately 70% of total post employment benefit liabilities, the discount rate is based on the i-Boxx over 15-year non-gilt AA sterling corporate bond index at 30 June rounded to the nearest 0.1%. A similar process is used to determine the discount rate for the non-UK plans.

Notes to the consolidated financial statements (continued)

4       Employees (continued)

The percentages of investments at fair value held by the pension plans at 30 June 2006 and 30 June 2005, analysed by category, were as follows:

	United
	United	States and
	Kingdom	Ireland	other	Total
	%	%	%	%
2006
Equities	78	72	56	75
Bonds	7	14	33	10
Property	12	13	3	12
Other	3	1	8	3
	100	100	100	100
2005
Equities	81	71	61	77
Bonds	5	16	32	10
Property	12	12	3	11
Other	2	1	4	2
	100	100	100	100

(d)          Movements in the present value of plan liabilities during the two years ended 30 June 2006:

			United
	United		States and
	Kingdom	Ireland	other	Total
	£ million	£ million	£ million	£ million
Present value of plan liabilities at 1 July 2004	3,374	994	444	4,812
Exchange differences	—	4	15	19
Acquisition of businesses	—	—	3	3
Current service cost	58	15	20	93
Past service cost	2	10	—	12
Interest cost	190	53	28	271
Actuarial loss	168	213	62	443
Employee contributions	8	2	1	11
Benefits paid	(144)	(53)	(38)	(235)
Curtailments	(18)	—	(1)	(19)
Settlements	—	—	2	2
Present value of plan liabilities at 30 June 2005	3,638	1,238	536	5,412
Exchange differences	—	25	(8)	17
Acquisition of businesses	8	—	1	9
Current service cost	58	22	24	104
Past service cost	1	1	—	2
Interest cost	177	49	30	256
Actuarial loss/(gain)	31	(135)	(24)	(128)
Employee contributions	8	2	1	11
Benefits paid	(153)	(53)	(38)	(244)
Curtailments	(1)	—	—	(1)
Settlements	(6)	—	(8)	(14)
Present value of plan liabilities at 30 June 2006	3,761	1,149	514	5,424

Notes to the consolidated financial statements (continued)

4       Employees (continued)

For the year ended 30 June 2006, benefits paid include £3 million in respect of post employment medical benefits in the United States and there were no subsidy receipts in respect of prescription drugs.

(e)           Movements in the fair value of plan assets during the two years ended 30 June 2006:

			United
	United		States and
	Kingdom	Ireland	other	Total
	£ million	£ million	£ million	£ million
Fair value of plan assets at 1 July 2004	2,499	906	315	3,720
Exchange differences	—	6	10	16
Acquisition of businesses	—	—	3	3
Expected return on plan assets	194	62	24	280
Actuarial gain	124	67	6	197
Contributions by the group	105	10	29	144
Employee contributions	8	2	1	11
Benefits paid	(144)	(53)	(38)	(235)
Fair value of plan assets at 30 June 2005	2,786	1,000	350	4,136
Exchange differences	—	21	(7)	14
Acquisition of businesses	6	—	—	6
Reclassification from current assets	—	—	18	18
Expected return on plan assets	191	60	24	275
Actuarial gain/(loss)	322	24	(9)	337
Contributions by the group	56	5	47	108
Employee contributions	8	2	1	11
Benefits paid	(153)	(53)	(38)	(244)
Settlements	(6)	—	(8)	(14)
Fair value of plan assets at 30 June 2006	3,210	1,059	378	4,647

The group has agreed a deficit funding plan with the trustees of the Diageo pension scheme in the United Kingdom which provides for the group to fund the scheme deficit over a four year period beginning in the year ending 30 June 2007. For these purposes, the value of the deficit, calculated using the trustees’actuarial valuation of the scheme, will be ascertained through the triennial valuation as at 31 March 2006. Following the completion of that valuation, the annual cash contribution that Diageo will make under this funding plan is estimated to be £50 million in each of the four years of the plan. Payments will be made into an escrow account under the joint control of the group and the trustees, with release from escrow to either the group or the trustees determined by an agreed formula in the light of the actuarial valuation of the scheme as at 31 March 2009. Investment returns on the funds held in escrow will accrue to the group. In addition to the deficit funding, Diageo will continue to make a cash contribution in respect of current service cost based on the trustees’ valuation; this contribution is expected to be £52 million in the year ending 30 June 2007. Funding arrangements will be reviewed and adjusted in the light of future triennial actuarial valuations.

Contributions to other plans in the year ending 30 June 2007 are expected to be approximately £37 million.

Notes to the consolidated financial statements (continued)

4       Employees (continued)

(f)    The future benefits expected to be paid by the post employment plans, up to 30 June 2016, are as follows:

	Payments due in the year ending 30 June
	2007	2008	2009	2010	2011	2012-2016
	£ million	£ million	£ million	£ million	£ million	£ million
United Kingdom – pension benefits	160	164	169	173	178	961
– other	2	2	2	2	2	8
Ireland – pension benefits	55	55	56	56	57	298
United States and Canada – pension benefits	35	19	20	21	20	110
– other	5	5	5	6	6	29
Other countries – pension benefits	5	5	5	5	5	25
– other	6	6	6	6	6	32
	268	256	263	269	274	1,463

(g)    Changes in the assumptions used for determining post employment costs and liabilities may have a material impact on the income statement and balance sheet. For the significant assumptions, the following sensitivity analysis gives an estimate of these impacts for the year ended 30 June 2006:

2006
£ million
A 0.5% decrease in the discount rate would have the following approximate effect:
Increase in annual post employment cost	8
Increase in post employment deficit	400
A 1% decrease in the expected rates of return on plan assets would have the following approximate effect:
Increase in annual post employment cost	40
A one year increase in life expectancy would have the following approximate effect:
Increase in annual post employment cost	14
Increase in post employment deficit	180
A 0.5% increase in inflation would have the following approximate effect:
Increase in annual post employment cost	31
Increase in post employment deficit	300
A 1% decrease in medical care inflation would have the following approximate effect:
Decrease in annual post employment cost	(1)
Decrease in post employment deficit	(12)

(h)   Information on transactions between the group and its pension plans is given in note 31.

Defined contribution plans   The group also has a number of defined contribution plans, for which the total cost charged to the income statement of £1 million (2005 – £1 million) represents contributions payable to these plans by the group at rates specified in the rules of the plans.

Notes to the consolidated financial statements (continued)

5                    Exceptional items – Continuing operations

IAS 1 – Presentation of financial statements requires additional headings to be presented when such presentation is relevant to the understanding of the entity’s financial performance. The group presents certain items separately as ‘exceptional’. These are items which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

In the two years ended 30 June 2006, the following exceptional items arose in respect of continuing operations:

	2006	2005
	£ million	£ million
Operating items (note (i))	—	(201)
Sale of General Mills shares (note (ii))	151	221
Sale of other businesses	6	(7)
Exceptional items before taxation	157	13
(i) Operating items
Park Royal brewery accelerated depreciation(a)	—	(29)
Seagram integration costs(b)	—	(30)
Thalidomide Trust(c)	—	(149)
Disposal of property	—	7
	—	(201)

(a)           In the year ended 30 June 2005, the charge for accelerated depreciation of the Park Royal brewery of £29 million related to the closure of that facility in June 2005. The original announcement of this closure was in April 2004.

(b)          A number of the former Seagram spirits and wine businesses were acquired on 21 December 2001. In the three and a half years to 30 June 2005, a total of £411 million was charged to the income statement for the integration of the businesses, principally in respect of Diageo North America, and 2,350 jobs were terminated. No amounts were charged to the income statement in respect of the Seagram integration in the year ended 30 June 2006.

An analysis of the movement in the Seagram integration liability since 1 July 2004 is as follows:

		Charged to
		income
		statement
		in year
	Liability at	ended		Liability at		Liability at
	1 July	30 June	Cash	30 June	Cash	30 June
	2004	2005	payments	2005	payments	2006
	£ million	£ million	£ million	£ million	£ million	£ million
Employee related	8	5	(5)	8	(7)	1
Distributor rationalisation	1	—	(1)	—	—	—
Lease terminations	4	4	(6)	2	(1)	1
Legal and professional	10	2	(5)	7	(6)	1
Other	5	17	(19)	3	(2)	1
	28	28	(36)	20	(16)	4
Asset write downs		2
		30

Notes to the consolidated financial statements (continued)

5                    Exceptional items – Continuing operations (continued)

(c)           In the year ended 30 June 2005, exceptional operating costs included a charge of £149 million in respect of payments to the Thalidomide Trust. It is expected that the future annual payment will be around £6.5 million per annum. This amount will be index-linked and is expected to be a final settlement payable over the period to 2037. Provision has been made for the discounted value of these payments.

(ii) Sale of General Mills shares   In the year ended 30 June 2006, the group made a £151 million profit on the sale of 25 million shares in General Mills (2005 – £221 million profit on the disposal of 54 million shares).

(iii) Taxation   Exceptional tax credits of £315 million include exceptional income of £313 million recognised following the agreement with fiscal authorities of the carrying values of certain brands that resulted in an increase in the group’s deferred tax assets. In the year ended 30 June 2005, exceptional tax credits of £78 million comprised £58 million of tax credits on exceptional operating items and £20 million of tax credits on prior year business disposals.

6                    Interest and other finance income and charges

	2006	2005
	£ million	£ million
(i) Net interest
Interest receivable	27	121
Market value gain on derivative interest rate instruments	24
Total interest income	51	121
Interest payable on bank loans and overdrafts	(6)	(15)
Interest payable on all other borrowings	(223)	(256)
Market value loss on derivative interest rate instruments	(15)
Total interest expense	(244)	(271)
	(193)	(150)
(ii) Other finance income
Interest on post employment plan liabilities	(256)	(271)
Expected return on post employment plan assets	275	280
Net finance income in respect of post employment plans	19	9
Investment income – dividends receivable from General Mills	5	17
	24	26
(iii) Other finance charges
Unwinding of discounts on provisions and receivables	(15)	(7)
Finance charge on finance lease obligations	—	(1)
Other charges	—	(1)
Net exchange movements on short term intercompany loans	(2)	(8)
	(17)	(17)

Notes to the consolidated financial statements (continued)

7                    Associates

	2006	2005
	£ million	£ million
Share of sales	734	677
Share of operating costs	(524)	(492)
Share of operating profit	210	185
Share of net interest payable	(10)	(2)
Share of taxation	(69)	(62)
Share of profits attributable to equity shareholders	131	121
Dividends received by the group	(106)	(105)
Share of profits retained by associates	25	16

The dividends received by the group in the year ended 30 June 2006 include £39 million (2005 – £41 million) of receipts from Moët Hennessy in respect of amounts payable to the tax authorities.

Information on transactions between the group and its associates is given in note 31. Summarised financial information for the group’s investments in associates is presented below:

(a)   Moët Hennessy   Moët Hennessy prepares its financial statements under IFRS in euros to 31 December each year. Summary information for Moët Hennessy for the two years ended 30 June 2006, in each year aggregating the results for the six month period ended 31 December with that of the following six months ended 30 June, translated at £1 = €1.46 (2005 – £1 = €1.46), is set out below:

	2006		2005
	€ million	£ million	€ million	£ million
Sales	2,795	1,914	2,382	1,632
Profit for the year	522	358	467	320

After adjustments to align Moët Hennessy’s accounting policies with those of the group, the group’s 34% share of operating profit before exceptional items and of profit after tax of Moët Hennessy were £198 million and £122 million, respectively (2005 – £173 million and £113 million, respectively).

(b)   Other associates   For all of the group’s investments in associates other than Moët Hennessy, summarised financial information, aggregating 100% of the sales and results of each associate, is presented below:

	2006	2005
	£ million	£ million
Sales	399	398
Profit for the year	47	36

Notes to the consolidated financial statements (continued)

8                    Taxation – Continuing operations

(i)             Analysis of taxation charge in the year

	2006			2005
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Current tax
Current year	304	(2)	302	333	(30)	303
Benefit of previously unrecognised tax losses	(1)	—	(1)	—	—	—
Adjustments in respect of prior periods	(38)	—	(38)	(15)	(12)	(27)
	265	(2)	263	318	(42)	276
Deferred tax
Origination and reversal of temporary differences	221	(197)	24	212	(36)	176
Benefit of previously unrecognised tax losses	(11)	—	(11)	—	—	—
Changes in tax rates	—	19	19	97	—	97
Adjustments in respect of prior periods	21	(135)	(114)	50	—	50
	231	(313)	(82)	359	(36)	323
Taxation on profit from continuing operations	496	(315)	181	677	(78)	599

Adjustments in respect of prior periods for current tax comprise a UK charge of £67 million (2005 – £55 million) and an overseas credit for tax of £105 million (2005 – £82 million). The exceptional tax credit in the year has mainly arisen as a consequence of the agreement with fiscal authorities of the carrying values of certain brands. This has resulted in an increase to the group’s deferred tax assets of £313 million.

	2006			2005
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Current tax
United Kingdom	121	—	121	120	(22)	98
Overseas	144	(2)	142	198	(20)	178
	265	(2)	263	318	(42)	276
Deferred tax
United Kingdom	13	—	13	(5)	(36)	(41)
Overseas	218	(313)	(95)	364	—	364
	231	(313)	(82)	359	(36)	323
Taxation on profit from continuing operations	496	(315)	181	677	(78)	599

Notes to the consolidated financial statements (continued)

8       Taxation – Continuing operations (continued)

(ii)         Factors affecting tax charge for the year

	2006			2005
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Profit from continuing operations before taxation	1,989	157	2,146	1,912	13	1,925
Notional charge at UK corporation tax rate of 30%	597	47	644	574	4	578
Elimination of notional tax on share of associates’ profits after tax	(39)	—	(39)	(35)	—	(35)
Differences in effective overseas tax rates	(54)	—	(54)	(36)	5	(31)
Items not chargeable	(24)	(49)	(73)	(7)	(87)	(94)
Items not deductible	45	—	45	49	12	61
Benefit of previously unrecognised tax losses	(12)	—	(12)	—	—	—
Deferred tax on intra group transfers	—	(197)	(197)	—	—	—
Changes in tax rates	—	19	19	97	—	97
Adjustments in respect of prior periods	(17)	(135)	(152)	35	(12)	23
Tax charge for the year	496	(315)	181	677	(78)	599

(iii) Factors that may affect future tax charges   As a group involved in worldwide operations, Diageo is subject to several factors which may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing policies and tax rates imposed.

(iv) Material tax provisions   Over the past 10 years the group has undergone significant restructuring involving the acquisition and disposal of material businesses and the transfer of businesses intra group. As a consequence of this restructuring, a number of potential tax exposures have arisen. The group has a provision of £294 million (2005 – £318 million) for these exposures, which is included in corporate tax payable in current liabilities.

In addition, as the group operates throughout the world it faces a number of potential transfer pricing issues in many jurisdictions relating to goods, services and financing. The issues are often complex and can take many years to resolve. The total provision contained in the financial statements in respect of these transfer pricing issues is £99 million (2005 – £192 million). Of the remaining tax exposures, the group does not expect material additional losses.

Interest is also provided on tax provisions and included in corporate tax payable in current liabilities.

The UK is party to various double tax treaties with foreign jurisdictions which enable Diageo’s revenues and capital gains to escape a double tax charge to both UK and foreign jurisdiction tax. If any of these double tax treaties should be withdrawn or amended, or should any member of the Diageo group become involved in taxation disputes with any tax authority, such withdrawal, amendment or a negative

Notes to the consolidated financial statements (continued)

8       Taxation – Continuing operations (continued)

outcome of such disputes could have a material adverse effect on Diageo’s financial condition and results of operations.

(v) Corporate tax payable   The current corporate tax liability of £681 million (2005 – £777 million) represents the amount of income taxes payable in respect of current and prior periods that exceed payments made.

9                    Discontinued operations

There were no discontinued operations arising in the year ended 30 June 2006.

For the year ended 30 June 2005, profit after taxation from discontinued operations was £73 million. Burger King was sold on 13 December 2002 and refinanced its credit facilities on 13 July 2005. A gain of £53 million arose from the release of provisions held by Diageo in respect of the refinancing of Burger King on a stand-alone basis. In addition, following resolution with the tax authorities of various issues relating to the Pillsbury disposal, a surplus provision of £20 million was released.

10             Earnings per share

	2006			2005
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Profit attributable to equity shareholders
Continuing operations	1,436	472	1,908	1,180	91	1,271
Discontinued operations	—	—	—	—	73	73
	1,436	472	1,908	1,180	164	1,344
Pence per share
Continuing operations
– basic earnings	50.5p	16.7p	67.2p	39.7p	3.1p	42.8p
– diluted earnings	50.3p	16.6p	66.9p	39.7p	3.1p	42.8p
Continuing and discontinued operations
– basic earnings	50.5p	16.7p	67.2p	39.7p	5.5p	45.2p
– diluted earnings	50.3p	16.6p	66.9p	39.7p	5.5p	45.2p

Excluding shares held by share trusts and treasury shares, the weighted average number of shares for the year ended 30 June 2006 was 2,841 million (2005 – 2,972 million). The effect of dilutive potential ordinary shares was to increase the weighted average number of shares for the year ended 30 June 2006 by 11 million to 2,852 million (2005 – increase by 1 million to 2,973 million).

Notes to the consolidated financial statements (continued)

11             Intangible assets

			Other	Computer
	Brands	Goodwill	intangibles	software	Total
	£ million	£ million	£ million	£ million	£ million
Cost
At 1 July 2004	3,977	33	63	142	4,215
Exchange differences	102	2	1	2	107
Acquisition of businesses	97	98	—	—	195
Other movements	—	(5)	—	(24)	(29)
At 30 June 2005	4,176	128	64	120	4,488
Exchange differences	(55)	—	—	(2)	(57)
Acquisition of businesses	144	43	—	—	187
Other movements	18	(15)	(6)	16	13
At 30 June 2006	4,283	156	58	134	4,631
Amortisation and impairment loss
At 1 July 2004	—	11	18	82	111
Exchange differences	—	—	—	1	1
Amortisation for the year	—	—	4	25	29
Impairment charge – other operating expenses	—	5	—	—	5
Other movements	—	—	—	(67)	(67)
At 30 June 2005	—	16	22	41	79
Exchange differences	—	—	—	(1)	(1)
Amortisation for the year	—	—	5	23	28
Other movements	—	—	(8)	(1)	(9)
At 30 June 2006	—	16	19	62	97
Carrying amount
At 30 June 2006	4,283	140	39	72	4,534
At 30 June 2005	4,176	112	42	79	4,409
At 1 July 2004	3,977	22	45	60	4,104

(a)    Brands are stated at fair value on acquisition. The principal acquired brands are as follows:

			Remaining
		Currency of	amortisation	Carrying
	Product	investment	period	amount
				£ million
Johnnie Walker	Whisky	Sterling	Indefinite life	625
Smirnoff	Vodka	US dollar	Indefinite life	437
Crown Royal	Whisky	US dollar	Indefinite life	791
Captain Morgan	Rum	US dollar	Indefinite life	650
Windsor Premier	Whisky	Korean won	Indefinite life	495

Notes to the consolidated financial statements (continued)

11    Intangible assets (continued)

Capitalised brands are regarded as having indefinite useful economic lives and have not been amortised. These brands are protected in all of the major markets where they are sold by trademarks, which are renewable indefinitely. There are not believed to be any legal, regulatory or contractual provisions that limit the useful life of these brands. The nature of the premium drinks industry is that obsolescence is not a common issue, with indefinite brand lives being commonplace and Diageo has a number of brands that were originally created more than 100 years ago. Accordingly the directors believe that it is appropriate that the brands are treated as having indefinite lives for accounting purposes.

An annual review is carried out by the directors to consider whether any brand has suffered an impairment in value. Impairment reviews are carried out annually to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. In particular, the group performs a discounted cash flow analysis to compare discounted estimated future operating cash flows to the net carrying value of each acquired brand. The analysis is based on forecast cash flows, with terminal values being calculated using the long term growth rate (the real gross domestic product (GDP) growth rate of the country plus its inflation rate) of the principal countries in which the majority of the profits of each brand are generated. The estimated cash flows are discounted at the group’s weighted average cost of capital in the relevant country. Any impairment write downs identified are charged to the income statement. The test is dependent on management estimates and judgements, in particular in relation to the forecasting of future cash flows, and the discount rate applied to these cash flows.

(b)   The group tests goodwill annually for impairment, or more frequently if there are indications that goodwill is impaired. The goodwill is allocated to cash generating units and a discounted cash flow analysis is computed to compare discounted estimated future operating cash flows to the net carrying value of each business. The analysis is based on forecast cash flows, with terminal values being calculated using the long term growth rate (the real GDP growth rate of the country plus its inflation rate) of the relevant country. The estimated cash flows are discounted at the group’s weighted average cost of capital in the relevant country. Any impairment write downs identified are charged to the income statement. The test is dependent on management estimates and judgements, in particular in relation to the forecasting of future cash flows, and the discount rate applied to these cash flows.

(c)    Other intangible assets, principally comprising distribution rights, are amortised over the length of the distribution arrangements on a straight-line basis generally between 10 and 20 years.

Notes to the consolidated financial statements (continued)

12             Property, plant and equipment

	Land and	Plant and	Fixtures and	Under
	buildings	equipment	fittings	construction	Total
	£ million	£ million	£ million	£ million	£ million
Cost
At 1 July 2004	780	1,641	110	176	2,707
Exchange differences	10	32	2	2	46
Acquisition of businesses	51	6	6	3	66
Other additions	12	114	4	109	239
Disposals	(47)	(220)	(11)	(3)	(281)
Transfers	7	49	44	(100)	—
At 30 June 2005	813	1,622	155	187	2,777
Exchange differences	(7)	(4)	(2)	(1)	(14)
Acquisition of businesses	11	14	—	—	25
Other additions	11	97	14	110	232
Disposals	(10)	(78)	(18)	(4)	(110)
Transfers	40	92	5	(137)	—
At 30 June 2006	858	1,743	154	155	2,910
Depreciation
At 1 July 2004	126	704	62	—	892
Exchange differences	2	13	2	—	17
Depreciation charge for the year	24	135	19	—	178
Exceptional accelerated depreciation	11	18	—	—	29
Disposals	(36)	(218)	(4)	—	(258)
At 30 June 2005	127	652	79	—	858
Depreciation charge for the year	25	142	19	—	186
Disposals	(3)	(74)	(9)	—	(86)
At 30 June 2006	149	720	89	—	958
Carrying amount
At 30 June 2006	709	1,023	65	155	1,952
At 30 June 2005	686	970	76	187	1,919
At 1 July 2004	654	937	48	176	1,815

(a)    The net book value of land and buildings comprises freeholds of £689 million (2005 – £671 million), long leaseholds of £18 million (2005 – £13 million) and short leaseholds of £2 million (2005 – £2 million). Depreciation was not charged on £186 million (2005 – £192 million) of land.

(b)   Included in the total net book value of property, plant and equipment is £14 million (2005 – £10 million) in respect of assets held under finance leases; depreciation for the year on these assets was £4 million (2005 – £1 million).

Notes to the consolidated financial statements (continued)

13             Biological assets

Grape vines
£ million
Fair value
At 1 July 2004	13
Harvested grapes transferred to inventories	(10)
Changes in fair value	11
At 30 June 2005	14
Exchange differences	(1)
Harvested grapes transferred to inventories	(19)
Changes in fair value	19
At 30 June 2006	13

(a)           Biological assets comprise grape vines and grapes on the vine. At 30 June 2006, grape vines comprise approximately 1,769 hectares (2005 – 1,428 hectares) of vineyards, ranging from newly established vineyards to vineyards that are 87 years old.

(b)          There are no outstanding commitments for the acquisition or development of vineyards.

14             Investments in associates

	Moët	Other
	Hennessy	associates	Total
	£ million	£ million	£ million
Cost less provisions
At 1 July 2004	1,144	44	1,188
Exchange differences	17	1	18
Additions	—	2	2
Share of retained profits	59	(3)	56
Disposals and other movements	—	(3)	(3)
At 30 June 2005	1,220	41	1,261
Adoption of IAS 39	(6)	—	(6)
At 1 July 2005 as adjusted	1,214	41	1,255
Exchange differences	25	(3)	22
Share of retained profits	64	—	64
At 30 June 2006	1,303	38	1,341

Notes to the consolidated financial statements (continued)

14    Investments in associates (continued)

Investments in associates comprise the cost of shares, less goodwill written off on acquisitions prior to 1 July 1998, of £892 million (2005 – £874 million) plus the group’s share of post acquisition reserves of £449 million (2005 – £387 million).

(a)   Moët Hennessy   Moët Hennessy prepares its financial statements under IFRS in euros to 31 December each year. A summary of Moët Hennessy’s consolidated balance sheet as at 30 June 2006 and 30 June 2005, translated at £1 = €1.45 (2005 – £1 = €1.48), is set out below:

	2006		2005
	£ million	£ million	£ million	£ million
Non-current assets	2,517	1,736	2,466	1,666
Current assets	4,011	2,766	3,730	2,520
Total assets	6,528	4,502	6,196	4,186
Current liabilities	(1,323)	(913)	(1,372)	(927)
Non-current liabilities	(866)	(597)	(768)	(519)
Total liabilities	(2,189)	(1,510)	(2,140)	(1,446)
Net assets attributable to equity shareholders of the company	4,339	2,992	4,056	2,740

The 34% net investment in Moët Hennessy has been accounted for by aggregating the group’s share of the net assets of Moët Hennessy with fair value adjustments on acquisition, principally in respect of Moët Hennessy’s brands.

(b)   Other associates   For all of the group’s investments in associates other than Moët Hennessy, summarised financial information, aggregating 100% of the assets and liabilities of each associate, is presented below:

	2006	2005
	£ million	£ million
Non-current assets	165	158
Current assets	102	104
Total assets	267	262
Current liabilities	(84)	(98)
Non-current liabilities	(12)	(25)
Total liabilities	(96)	(123)
Net assets	171	139

Notes to the consolidated financial statements (continued)

15             Investments in joint ventures

The group consolidates its attributable share of the results and net assets of the joint ventures on a line-by-line basis, measured according to the terms of the arrangements. The group’s principal joint ventures that are consolidated on a proportional basis are as follows:

	Country of	Country of	Percentage of	Principal
	incorporation	operation	equity owned	activities
Don Julio BV	Netherlands	Mexico	50%	Production, marketing and distribution of premium drinks
Guinness Anchor Berhad	Malaysia	Malaysia	50%	Production, marketing and distribution of premium drinks
Moët Hennessy Diageo (China) Co Ltd	China	China	50%	Marketing and distribution of premium drinks
MHD Diageo Moët Hennessy KK	Japan	Japan	50%	Marketing and distribution of premium drinks

In addition, the group consolidates on a proportional basis a number of other joint ventures involved in the production, marketing and distribution of premium drinks in Europe, South Africa and the Far East.

Included in the consolidated financial statements are the following amounts that represent the group’s interest in the results and assets and liabilities of the joint ventures:

	2006	2005
	£ million	£ million
Sales	428	365
Operating costs	(394)	(334)
Profit before tax	34	31
Non-current assets	84	76
Current assets	190	193
Total assets	274	269
Current liabilities	(76)	(95)
Non-current liabilities	(84)	(53)
Total liabilities	(160)	(148)
Net assets	114	121

Notes to the consolidated financial statements (continued)

15             Investments in joint ventures (continued)

Included in the consolidated financial statements are the following amounts that represent the group’s interest in the results and assets and liabilities of the joint ventures:

	2006	2005
	£ million	£ million
Sales	428	365
Operating costs	(394)	(334)
Profit before tax	34	31
Non-current assets	84	76
Current assets	190	193
Total assets	274	269
Current liabilities	(76)	(95)
Non-current liabilities	(84)	(53)
Total liabilities	(160)	(148)
Net assets	114	121

16             Other investments

	General	Loans and
	Mills	other	Total
	£ million	£ million	£ million
Cost less provisions or fair value
At 1 July 2004	1,587	185	1,772
Exchange differences	31	3	34
Additions	—	33	33
Disposals and other movements	(1,110)	(10)	(1,120)
At 30 June 2005	508	211	719
Adoption of IAS 39	148	—	148
At 1 July 2005 as adjusted	656	211	867
Exchange differences	—	3	3
Fair value movements included in equity	33	—	33
Additions	—	16	16
Disposals and repayments	(689)	(161)	(850)
At 30 June 2006	—	69	69

(a) General Mills   At 1 July 2004, the group owned 79 million shares in General Mills (21% of the equity share capital of General Mills). During the year ended 30 June 2005, 50 million General Mills shares were sold and a further 4 million shares were transferred to the Diageo UK pension fund. With effect from 1 July 2005, the group adopted the provisions of IAS 39 and the remaining 25 million shares were reclassified as an investment available for sale and restated to fair value. During the year ended 30 June 2006, the 25 million shares in General Mills were sold.

(b) Loans   Included within loans at 30 June 2005 was $266 million (£148 million) receivable in respect of the disposal of Burger King. The loan earned interest at 9%, which was rolled up until the loan and associated interest were repaid in full when Burger King refinanced its credit facilities on 13 July 2005.

Notes to the consolidated financial statements (continued)

17             Inventories

	2006	2005
	£ million	£ million
Raw materials and consumables	236	237
Work in progress	17	19
Maturing inventories	1,644	1,561
Finished goods and goods for resale	489	530
	2,386	2,347

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2006	2005
	£ million	£ million
Balance at beginning of the year	45	49
Exchange differences	—	(1)
Income statement movements	2	5
Written off	(3)	(8)
	44	45

18             Trade and other receivables

	2006		2005
	Current	Non-current	Current	Non-current
	assets	assets	assets	assets
	£ million	£ million	£ million	£ million
Trade receivables	1,332	—	1,244	—
Other receivables	260	8	201	35
Prepayments and accrued income	89	4	122	9
ACT recoverable	—	—	2	—
	1,681	12	1,569	44

Trade and other receivables are disclosed net of provisions for bad and doubtful debts, an analysis of which is as follows:

	2006	2005
	£ million	£ million
Balance at beginning of the year	68	94
Exchange differences	1	3
Income statement movements	5	13
Disposal of businesses	—	(32)
Written off	(9)	(10)
	65	68

19             Cash and cash equivalents

	2006	2005
	£ million	£ million
Cash at bank	483	486
Cash equivalents	216	301
	699	787

Cash equivalents are short term investments with original maturity of three months or less at acquisition.

Notes to the consolidated financial statements (continued)

20             Borrowings and bank overdrafts

			Year end
	Repayment		interest
	date	Currency	rates	2006	2005
			%	£ million	£ million
Bank overdrafts	2006	Various	Various	48	58
Commercial paper	2006	US dollar	Various	—	458
Bank and other loans	Various	Various	Various	126	74
Guaranteed yankee bonds 2005	2005	US dollar	6.125	—	279
Guaranteed bonds 2006	2006	US dollar	3.0	271	—
Medium term notes	2006	Euro	Floating	207	—
Medium term notes	2007	US dollar	Floating	108	—
Fair value adjustment to borrowings				(1)
Borrowings due within one year and bank overdrafts				759	869
Guaranteed bonds 2006	2006	US dollar	3.0	—	279
Guaranteed bonds 2007	2007	US dollar	3.5	540	557
Guaranteed bonds 2008	2008	US dollar	3.375	539	555
Guaranteed bonds 2010	2010	US dollar	4.375	404	418
Guaranteed bonds 2011	2011	US dollar	3.875	268	277
Guaranteed bonds 2013	2013	US dollar	5.5	324	—
Guaranteed bonds 2015	2015	US dollar	5.3	405	—
Guaranteed debentures 2011	2011	US dollar	9.0	161	166
Guaranteed debentures 2022	2022	US dollar	8.0	160	167
Guaranteed notes 2035	2035	US dollar	7.45	216	225
Medium term notes	Various	US dollar	Various	621	390
Medium term notes	Various	Euro	Various	344	540
Bank and other loans	Various	Various	Various	65	103
Fair value adjustment to borrowings				(46)
Borrowings due after one year				4,001	3,677
Total borrowings before derivative financial instruments				4,760	4,546
Foreign currency swaps and forwards	Various	Various	Various	17	(32)
Interest rate fair value hedging instruments	Various	Various	Various	44	—
Total borrowings after derivative financial instruments				4,821	4,514

Bank overdrafts that are repayable on demand and form an integral part of the group’s cash management are included as a component of net cash and cash equivalents in the consolidated cash flow statement.

The interest rates shown in the table above are those contracted on the underlying borrowings before taking into account any interest rate protection (see note 22). Based on average net borrowings and taking into account interest rate protection, the effective interest rate for the year, excluding finance changes unrelated to net borrowings, was 4.8% (2005 – 4.1%). The loans above are stated net of unamortised finance costs of £8 million (2005 – £14 million).

Notes to the consolidated financial statements (continued)

20    Borrowings and bank overdrafts (continued)

The weighted average interest rate for short term borrowings, before interest rate protection, at 30 June 2006 was 2.9% (2005 – 5.2%). The group’s policy on the management of liquidity risk and a sensitivity analysis are reported in the Operating and financial review (see ‘Risk management’and ‘Market risk sensitivity analysis – IFRS 7 sensitivity analysis’).

Following the adoption of IAS 39 and IFRS 7 from 1 July 2005, certain borrowings outstanding at 30 June 2006 are reported in the table above at amortised cost with a fair value adjustment shown separately. The financial instruments disclosures in note 22 detail the fair value hedge relationships between the group’s borrowings and interest rate swaps. The comparative information in these financial statements has not been restated under IAS 39 and IFRS 7 as the group has elected to apply the exemption in IFRS 1 and IFRS 7; accordingly, borrowings at 30 June 2005 are shown in the table above at amortised cost in accordance with previous UK GAAP.

Analysis of net borrowings

	At 30 June	Adoption	At 1 July		Non-cash	Exchange	At 30 June
	2005	of IAS 39	2005	Cash flow	items	differences	2006
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Bank overdrafts	(58)	—	(58)	10	—	—	(48)
Borrowings due within one year	(811)	—	(811)	94	(4)	10	(711)
Borrowings due after one year	(3,677)	(67)	(3,744)	(473)	99	117	(4,001)
Interest rate fair value hedging instruments	—	—	—	—	(44)	—	(44)
Foreign currency swaps and forwards	—	—	—	—	(17)	—	(17)
Finance lease obligations	(9)	—	(9)	—	—	—	(9)
Gross borrowings	(4,555)	(67)	(4,622)	(369)	34	127	(4,830)
Offset by:
Cash and cash equivalents	787	—	787	(77)	—	(11)	699
Other liquid resources	30	—	30	18	—	1	49
Interest rate fair value hedging instruments	—	70	70	—	(69)	(1)	—
Foreign currency swaps and forwards	32	—	32	52	17	(101)	—
Net borrowings	(3,706)	3	(3,703)	(376)	(18)	15	(4,082)

Notes to the consolidated financial statements (continued)

20    Borrowings and bank overdrafts (continued)

	At 1 July		Non-cash	Exchange	At 30 June
	2004	Cash flow	items	differences	2005
	£ million	£ million	£ million	£ million	£ million
Bank overdrafts	(74)	12	—	4	(58)
Borrowings due within one year	(1,927)	1,181	(46)	(19)	(811)
Borrowings due after one year	(3,316)	(435)	137	(63)	(3,677)
Finance lease obligations	(12)	—	—	3	(9)
Gross borrowings	(5,329)	758	91	(75)	(4,555)
Offset by:
Cash and cash equivalents	742	104	—	(59)	787
Other liquid resources	425	(378)	—	(17)	30
Foreign currency swaps and forwards	6	11	—	15	32
Net borrowings	(4,156)	495	91	(136)	(3,706)

In the consolidated cash flow statement, the net increase in loans of £309 million (2005 – £379 million decrease) comprises: £94 million decrease (2005 – £1,181 million decrease) in borrowings due within one year; £473 million increase (2005 – £435 million increase) in borrowings due after one year; £52 million decrease (2005 – £11 million increase) in foreign currency swaps and forwards; and £18 million increase (2005 – £378 million decrease) in other liquid resources.

£35 million (2005 – £54 million) of net borrowings due after one year and £49 million (2005 – £46 million) of net borrowings due within one year were secured on assets of the group.

Other liquid resources represent amounts with an original maturity date of greater than three months but less than twelve months.

The assets and liabilities in respect of foreign currency swaps and forwards are recorded at their fair value.

Interest rate fair value hedges, foreign currency swaps and forwards, other liquid resources and finance lease liabilities are included in other financial assets and other financial liabilities on the consolidated balance sheet.

21             Other financial assets and liabilities

	2006
	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities
	£ million	£ million	£ million	£ million
Derivative assets/(liabilities)
Designated in a cash flow hedge	24	22	(14)	(4)
Designated in a fair value hedge	9	—	(3)	(50)
Designated in a net investment hedge	—	—	(17)	—
Not designated in a hedge relationship	9	—	—	(17)
	42	22	(34)	(71)
Non-derivative assets/(liabilities)
Other liquid resources	—	49	—	—
Finance lease liabilities	—	—	(2)	(7)
	—	49	(2)	(7)
	42	71	(36)	(78)

Notes to the consolidated financial statements (continued)

21             Other financial assets and liabilities (continued)

Derivative assets and liabilities were recognised at fair value on the adoption of IAS 39 on 1 July 2005. As noted in the basis of preparation, comparative information has not been restated. The group does not use derivative financial instruments for speculative purposes.

All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.

At 30 June 2005, current assets included other liquid resources of £30 million, and non-current liabilities included finance lease liabilities of £9 million.

22             Financial instruments and risk management

Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates, interest rates and commodity price movements that arise in the normal course of the group’s business. The group’s treasury objectives, risk management strategies and polices are disclosed in the Operating and financial review (see ‘Risk management’).

Exemption to restate comparative information for IFRS 7, IAS 32 and IAS 39

The comparative financial information in these financial statements does not comply with IFRS 7, IAS 32 and IAS 39 as the group has elected to apply the exemption permitted by IFRS 1. As a result of these standards, a number of financial instruments have been recognised or revalued in the opening balance sheet at 1 July 2005 increasing reserves by £164 million before tax (see note 26).

Financial instruments in the period ended 30 June 2005 remain recorded in accordance with the previous UK GAAP accounting policies under FRS 13.

(i)    Currency risk management   The group publishes its consolidated financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements which will affect the group’s transaction costs, and the translation of the results and underlying net assets of its foreign operations.

Hedge of net investment in foreign operations   The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign operations by holding net borrowings in foreign currencies and by using foreign currency swaps and forwards and cross currency interest rate swaps. During the year ended 30 June 2006, the group’s policy where a liquid foreign exchange market exists was to hedge currency exposure on its net foreign operations before net borrowings at approximately the following percentages – 90% US dollars, 90% euros and 50% for other significant currencies. This policy leaves the remaining part of the group’s net foreign operations before net borrowings subject to currency movements. The highly effective portion of exchange differences arising on the retranslation of foreign currency borrowings (including foreign currency swaps and forwards) is recognised in the statement of recognised income and expense to match exchange differences on foreign equity investments. Any ineffectiveness is taken to the income statement in accordance with IAS 39. Hedge documentation is prepared for all net investment hedges at inception and effectiveness testing is carried out quarterly.

Transaction exposure hedging   For currencies in which there is an active market, the group seeks to hedge between 80% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using forward foreign currency exchange contracts. The gain or loss on the hedge is recognised in reserves to the extent it is highly effective and recycled into the income statement at the same

Notes to the consolidated financial statements (continued)

22             Financial instruments and risk management (continued)

time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement in accordance with IAS 39.

At 30 June 2006, as a result of the net investment and transaction exposure cover outlined above, the group had outstanding gross foreign exchange contracts as disclosed in note 22(vi). Further quantitative analysis of the sensitivity to movements in currency rates is reported in the ‘Market risk sensitivity analysis’ in the Operating and financial review.

(ii)   Commodity price risk   The group uses commodity futures and options to hedge against price risk in certain commodities. All commodity futures and options contracts hedge a projected future purchase of raw material. Commodity futures or options are then either closed out at the time the raw material is purchased or they are exchanged with the company manufacturing the raw material to determine the contract price. Commodity contracts are held in the balance sheet at fair value and, to the extent that they are considered as an effective hedge under IAS 39, fair value movements are recognised in the statement of recognised income and expense. Open contracts at 30 June 2006 and gains and losses realised in the year were not significant.

(iii)  Interest rate risk management   The group has an exposure to interest rate risk arising principally on changes in US dollar, sterling and euro interest rates. To manage interest rate risk, the group manages its proportion of fixed to variable rate borrowings within limits approved by the board, primarily through issuing long term fixed rate bonds, medium term notes and commercial paper, and by utilising interest rate swaps. The profile of fixed rate to floating rate net borrowings is maintained according to a duration measure that is approximately equivalent to a 50% fixed and 50% floating amortising profile. The duration measure and the number of years within the amortising profile depend on a template approved by the board, which indicated, as at 30 June 2006, that a higher proportion of fixed rate net borrowings was appropriate for the group.

Analysis of net borrowings as at 30 June 2006

	US dollar	Euro	Sterling	Other	Total	Total
	£ million	£ million	£ million	£ million	£ million	%
Fixed rate	(2,062)	(544)	12	(12)	(2,606)	64
Floating rate	(1,922)	80	102	187	(1,553)	38
Impact of foreign currency swaps and forwards	1,774	(878)	(370)	(543)	(17)	—
Interest free	91	—	—	—	91	(2)
Fair value adjustment to borrowings	47	—	—	—	47	(1)
Interest rate fair value hedging instruments	(44)	—	—	—	(44)	1
Net borrowings	(2,116)	(1,342)	(256)	(368)	(4,082)	100
Percentage of net borrowings	52%	33%	6%	9%	100%

The split of fixed and floating net borrowings above is after taking into account interest rate protection. The average net borrowings for the year were £4,017 million and the effective interest rate was 4.8%. At 30 June 2006, after taking account of interest rate derivative instruments, the average fixed rates for US dollar and Euro borrowings were 5.2% and 4.0%, respectively.

Notes to the consolidated financial statements (continued)

22             Financial instruments and risk management (continued)

At 30 June 2006, the group had the following portfolio of interest rate derivative instruments:

				Weighted
			Weighted	average
			average	remaining
	Receive fixed	Pay fixed	fixed	maturity	Maturity
	notional	notional	interest rate	Years	Year
	£ million	£ million	%
Currency instrument
US dollar:
Interest rate swaps	2,202	—	4.6	4.8	2006-2022
Interest rate swaps	—	704	5.6	8.4	2006-2022
Euro:
Interest rate swaps	—	200	4.4	0.5	2006-2007

At 30 June 2006, in addition to the interest rate and cross currency swaps reflected in the tables above, the group had £303 million (2005 – £579 million) notional principal of US dollar interest rate collars that matured on 1 July 2006 and had floors of 4.81% to 4.93% and caps of 5.89% to 5.93%.

At 30 June 2005, after taking account of interest rate swaps, cross currency interest rate swaps and forward rate agreements, the currency and interest rate profile of the financial liabilities and assets of the group was as follows:

								Fixed	Interest
								rate	free
								weighted	weighted
					Impact of		Weighted	average	average
					foreign		average	time to	time to
	Floating	Fixed	Interest		currency		fixed	maturity	maturity
	rate	interest	free	Sub-total	swaps	Total	rate	Years	Years
	£ million	£ million	£ million	£ million	£ million	£ million	%
Financial liabilities:
US dollar	(2,797)	(1,111)	(71)	(3,979)	663	(3,316)	4.9	7.4	2.9
Euro	(199)	(563)	(9)	(771)	(535)	(1,306)	4.1	2.6	2.4
Sterling	(45)	—	(203)	(248)	589	341	—	—	10.5
Other	(123)	(37)	(6)	(166)	(459)	(625)	7.5	3.7	4.9
	(3,164)	(1,711)	(289)	(5,164)	258	(4,906)	4.7	5.7	8.2
Financial assets:
US dollar	274	—	671	945	—	945	—	—	—
Euro	14	—	22	36	—	36	—	—	—
Sterling	343	4	2	349	—	349	3.0	5.0	—
Other	250	—	11	261	—	261	—	—	—
	881	4	706	1,591	—	1,591	3.0	5.0	—
Net financial (liabilities)/assets	(2,283)	(1,707)	417	(3,573)	258	(3,315)	4.7	5.7	8.2

Floating rate financial liabilities bear interest based on short term interbank rates (predominantly six monthly LIBOR) and commercial paper rates.

Notes to the consolidated financial statements (continued)

22             Financial instruments and risk management (continued)

Interest bearing financial liabilities comprise bonds, medium term notes, commercial paper issued, money market loans, repurchase and forward rate agreements, net obligations under finance leases, bank overdrafts and certain provisions. Financial liabilities on which no interest is paid consist of: provisions payable after one year in respect of employee incentive plans and provisions for business disposals of £44 million; other payables of £226 million; and derivative financial instruments of £19 million. Interest bearing financial assets comprise cash and cash equivalents and certain non-current investments, loans and other receivables. Financial assets on which no interest is paid include certain non-current investments, loans and other receivables.

At 30 June 2005, the group had the following portfolio of interest rate derivative instruments:

				Weighted
			Weighted	average
			average	remaining	Forward
	Receive fixed	Pay fixed	fixed	maturity	starting
	notional	notional	interest rate	Years	Year	Maturity Year
	£ million	£ million	%
Currency instrument
US dollar:
Interest rate swaps	2,330	—	4.6	4.9	—	2005-2022
Interest rate swaps	—	274	5.4	4.0	—	2006-2013
Euro:
Interest rate swaps	—	226	4.4	1.2	—	2006-2007
Forward starting swaps	—	47	4.6	1.5	2006	2007

In addition to the interest rate and cross currency swaps reflected in the tables above for 30 June 2005, the group had £579 million notional principal of US dollar interest rate collars which matured on 1 July 2006 and had floors of 4.81% – 7.15% and caps of 5.89% – 7.46%.

(iv)       Maturity of financial liabilities

	2006				2005
	Bank loans		Finance		Bank loans		Finance
	and	Other	leases and		and	Other	leases and
	overdrafts	borrowings	other	Total	overdrafts	borrowings	other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Analysis by year of repayment:
After five years	12	1,368	26	1,406	14	945	197	1,156
From four to five years	6	255	15	276	20	585	25	630
From three to four years	9	561	13	583	32	337	23	392
From two to three years	11	695	3	709	10	1,121	30	1,161
From one to two years	17	1,067	35	1,119	16	597	98	711
Due after one year	55	3,946	92	4,093	92	3,585	373	4,050
Due within one year	171	605	1,713	2,489	132	705	28	865
	226	4,551	1,805	6,582	224	4,290	401	4,915

Notes to the consolidated financial statements (continued)

22             Financial instruments and risk management (continued)

Other borrowings include interest rate and foreign currency swaps and forward rate agreements. The comparative information in the table above has been restated for finance leases under IAS 17 but has not been restated for IFRS 7, IAS 32 and IAS 39 as the group has elected to apply the exemption in IFRS 1.

The group had available undrawn committed bank facilities as follows:

	2006	2005
	£ million	£ million
Expiring within one year	676	631
Expiring in more than two years	1,070	1,157
	1,746	1,788

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

Notes to the consolidated financial statements (continued)

22             Financial instruments and risk management (continued)

(v)   Total financial assets and liabilities   The table below sets out the group’s accounting classification of each class of financial assets and liabilities, and their fair values at 30 June 2006.

						Total
		Designated	Available	Loans and	Amortised	carrying
	Trading	at fair value(a)	for sale	receivables	cost	value	Fair value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Cash and cash equivalents	—	—	699	—	—	699	699
Other liquid resources	—	—	49	—	—	49	49
Bank overdrafts	—	—	—	—	(48)	(48)	(48)
Borrowings due within one year	—	(242)	—	—	(469)	(711)	(711)
Borrowings due after one year	—	(2,345)	—	—	(1,656)	(4,001)	(4,058)
Derivative assets	9	55	—	—	—	64	64
Derivative liabilities	(17)	(88)	—	—	—	(105)	(105)
Other assets	—	—	—	51	1,534	1,585	1,585
Other liabilities	—	—	—	—	(1,717)	(1,717)	(1,717)
	(8)	(2,620)	748	51	(2,356)	(4,185)	(4,242)

(a)    Includes borrowings designated as hedged items in fair value hedging relationships with respect to foreign currency or interest rate risk.

Under IAS 39, all derivative financial instruments not in a hedge relationship are classified as trading. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.

The fair values of quoted borrowings are based on the asking price. The fair values of other borrowings, derivatives, financial instruments and other financial assets and liabilities are estimated using appropriate yield curves at 30 June 2006 by discounting the future contractual cash flows to the net present values.

Fair value hedge relationships   Certain borrowings due within and after one year are part of qualifying fair value interest rate hedging relationships. Accordingly there is a fair value adjustment for these liabilities with respect to the hedged interest rate risk, with changes being recognised in the income statement, as disclosed in note 22(vi). Diageo has not designated any financial assets or liabilities at fair value through profit or loss upon initial recognition.

Fair values under UK GAAP   As the comparative information in these financial statements has not been restated under IFRS 7, IAS 32 and IAS 39, the estimated fair values of borrowings, associated derivative financial instruments and other financial liabilities and assets at 30 June 2005 are presented below in accordance with UK GAAP.

Notes to the consolidated financial statements (continued)

22             Financial instruments and risk management (continued)

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

	2005
	Net carrying	Estimated
	amount	fair value
	£ million	£ million
Primary financial instruments:
Borrowings due within one year including overdrafts	(869)	(876)
Borrowings due after one year	(3,677)	(3,870)
Cash and cash equivalents	817	817
Derivatives – interest rate contracts:
Interest rate swaps
–positive values	9	87
– negative values	(16)	(31)
Collars	(3)	(5)
Other interest rate contracts	4	—
Derivatives – foreign exchange contracts:
Transaction
– positive values	—	22
– negative values	—	(45)
Balance sheet translation
– positive values	150	150
– negative values	(113)	(112)
Derivatives – other:
General Mills options (see below)	(53)	(8)
Other:
Other financial liabilities	(392)	(392)
Other financial assets	774	922

In October 2002, Diageo sold call options to General Mills giving General Mills the option to purchase 29 million of General Mills shares held by Diageo, subject to certain limitations. On 4 October 2004, 4 million of the shares over which the options were exercisable, were transferred to the group’s UK pension fund, together with the relevant portion of the options. The call options had a strike price of $51.56 and expired in October 2005. The estimated fair value of the call options over the remaining 25 million General Mills shares held by Diageo at 30 June 2005 was £8 million ($13 million). The premium of $77 million received in respect of the remaining options was deferred and was included in accruals and deferred income in other payables. The estimated fair value of the call options was derived using a Black Scholes model using market volatility, share price and interest rates as at 30 June 2005. It was estimated that a 5% increase in the share price of General Mills would have increased the negative fair value by £9 million.

Notes to the consolidated financial statements (continued)

22             Financial instruments and risk management (continued)

(vi)   Hedging instruments

Hedges under IFRS   Diageo designates derivatives which qualify as hedges for accounting purposes as either: (a) a hedge of the fair value of a recognised asset or liability (fair value hedge); (b) a hedge of a forecast transaction or the cash flow risk from a change in interest rates (cash flow hedge); or (c) a hedge of a net investment in foreign operations. The accounting treatment for hedges is disclosed in ‘Accounting policies of the group’.

Diageo tests effectiveness on a prospective and retrospective basis to ensure compliance with IAS 39. Methods for testing effectiveness include dollar offset, critical terms, regression analysis and volatility reduction.

All fair value hedges were highly effective during the year. The loss on hedging instruments for the year was £117 million and the gain on the hedged items attributable to the hedged risks was £114 million, resulting in a £3 million net loss recognised in the income statement for the year.

For the year ended 30 June 2006 all cash flow hedges were highly effective and changes in fair value of £39 million have been recognised in equity. A loss of £11 million and a gain of £7 million have been transferred out of equity to other operating expenses and to other finance income respectively in the year.

Balances related to cash flow hedged items at 30 June 2006 will affect the income statement in 2007 and 2008 by £19 million and £13 million respectively.

The ineffectiveness recognised in the income statement that arises from hedges of net investments in foreign operations was less than £1 million.

Cash flow hedges   The following table shows the contractual maturities of designated transaction and net investment hedging instruments:

						Financial
	Foreign currency amount			Percentage of total		year ending
	Purchase	Sell	Total	US dollar	Euro	30 June
	£ million	£ million	£ million	%	%
Transaction	798	1,586	2,384	40	45	2007
Transaction	323	813	1,136	38	39	2008
Total transaction hedges	1,121	2,399	3,520	42	38	2007-2008
Net investment	2,441	2,087	4,528	64	22	2007

At 30 June 2005, as a result of the transaction and net investment hedging exposure cover outlined in note 22(i) above, the group had the following outstanding gross foreign exchange contracts:

						Financial
	Foreign currency amount			Percentage of total		year ending
	Purchase	Sell	Total	US dollar	Euro	30 June
	£ million	£ million	£ million	%	%
Transaction	511	1,793	2,304	50	37	2006-2007
Net investment	4,723	5,280	10,003	75	17	2006

Hedges under UK GAAP   As the comparative information in these financial statements is not in accordance with IFRS 7, IAS 32 and IAS 39, the following table is presented in accordance with

Notes to the consolidated financial statements (continued)

22             Financial instruments and risk management (continued)

UK GAAP. For 2005 gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.

The table below shows the extent to which the group had unrecognised gains and losses on financial instruments, and deferred gains and losses in respect of financial instruments and terminated financial instruments used as hedges, at the beginning and end of the year.

	Unrecognised			Deferred
	Gains	Losses	Total	Gains	Losses	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Gains and losses:
On hedges at 30 June 2004	153	(89)	64	4	(8)	(4)
Arising in previous years recognised during 2005	47	(8)	39	2	(2)	—
On hedges at 30 June 2005	145	(61)	84	3	(7)	(4)
Of which gains/(losses) expected to be recognised in:
– year ending 30 June 2006	24	(36)	(12)	3	(7)	(4)
– year ending 30 June 2007 or later	121	(25)	96	—	—	—

(vii)   Credit risk   Details of Diageo’s credit risk polices and exposures are presented under ‘Risk management’ in the Operating and financial review.

Cash and cash equivalents and other liquid resources principally comprise money market deposits, commercial paper and investments. The investments are with counterparties with a long term credit rating of A or better. At 30 June 2006, approximately 14% and 36% of the group’s cash and cash equivalents and other liquid resources of £748 million were invested with counterparties based in the United Kingdom and United States, respectively.

At 30 June 2006, approximately 20% and 22% of the group’s trade debtors of £1,332 million were due from counterparties based in the United Kingdom and United States, respectively.

23    Trade and other payables

	2006		2005
	Current	Non-current	Current	Non-current
	liabilities	liabilities	liabilities	liabilities
	£ million	£ million	£ million	£ million
Trade payables	494	—	460	—
Tax and social security excluding income tax	255	2	237	10
Other payables	407	35	437	79
Accruals and deferred income	647	—	738	6
	1,803	37	1,872	95

Notes to the consolidated financial statements (continued)

24             Provisions

	Thalidomide	Onerous		Vacant
	Trust	contracts	Disposal	properties	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2005	145	113	22	32	80	392
Exchange differences	—	(4)	—	—	(1)	(5)
Provisions charged during the year	—	—	—	1	27	28
Provisions used during the year	(7)	(13)	(7)	(6)	(25)	(58)
Provisions reversed during the year	—	—	(2)	—	(8)	(10)
Unwind of discounts	7	6	—	2	—	15
At 30 June 2006	145	102	13	29	73	362
Included in current liabilities	7	1	8	7	33	56
Included in non-current liabilities	138	101	5	22	40	306
	145	102	13	29	73	362

(a)           The Thalidomide Trust provision was established in the year ended 30 June 2005 in respect of the discounted value of commitments to the Thalidomide Trust, and will be utilised over the period of the commitment, up to 2037.

(b)          Included in onerous contracts provisions is £94 million (2005 – £103 million) in respect of the discounted value of an onerous supply contract arising on the acquisition of the Seagram spirits and wine business on 21 December 2001. This provision will be utilised over the 10 year duration of the contract.

(c)           The disposal provisions arose from commitments in respect of businesses sold and will predominantly be utilised within the next few years.

(d)          The vacant property provision is based on the estimated discounted rental shortfall over the terms of the leases up to 2031.

(e)           Other provisions include £28 million (2005 – £22 million) in respect of employee deferred compensation plans and £8 million (2005 – £9 million) in respect of restructuring and integration costs.

Notes to the consolidated financial statements (continued)

25             Deferred tax assets and liabilities

The amounts of deferred tax accounted for in the consolidated balance sheet comprised the following net deferred tax assets/(liabilities):

			Post
			employment		Other
	Plant and	Intangible	benefit		temporary
	equipment	assets	liabilities	Tax losses	differences	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 1 July 2004	(243)	458	313	26	254	808
Exchange differences	(1)	(10)	—	—	(2)	(13)
Recognised in income	69	(292)	(6)	(1)	(93)	(323)
Recognised in equity	—	—	33	—	—	33
Acquisition of businesses	—	(33)	—	—	8	(25)
At 30 June 2005	(175)	123	340	25	167	480
Adoption of IAS 39	—	—	—	—	10	10
At 1 July 2005 as adjusted	(175)	123	340	25	177	490
Exchange differences	2	11	2	—	(7)	8
Recognised in income	(39)	81	(16)	(10)	66	82
Recognised in equity	—	—	(85)	—	(6)	(91)
Acquisition of businesses	(5)	(46)	—	4	(3)	(50)
At 30 June 2006	(217)	169	241	19	227	439

After offsetting deferred tax assets and liabilities where appropriate within territories, the total net deferred tax asset comprised:

	2006	2005
	£ million	£ million
Deferred tax assets	1,113	778
Deferred tax liabilities	(674)	(298)
	439	480

Included within deferred tax assets are assets of £93 million (2005 – £276 million) in respect of the United Kingdom.

The net deferred tax asset of £169 million (2005 – £123 million) in respect of intangible assets comprises deferred tax assets of £919 million (2005 – £723 million) and deferred tax liabilities of £750 million (2005 – £600 million).

Notes to the consolidated financial statements (continued)

25    Deferred tax assets and liabilities (continued)

Unrecognised deferred tax assets   Deferred tax assets have been recognised to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Where this is not the case, deferred tax assets have not been recognised, as set out below:

		2006		2005
		Other		Other
		temporary		temporary
	Tax losses	differences	Tax losses	differences
	£ million	£ million	£ million	£ million
Gross deferred tax assets	349	1,139	293	723
Amounts not recognised	(330)	(220)	(268)	—
Net deferred tax assets	19	919	25	723

Of the amount recognised in respect of tax losses, £8 million has expiration dates through to 2026 (2005 – £6 million; through to 2013) and £11 million (2005 – £19 million) can be carried forward indefinitely. Of the amounts unrecognised in respect of tax losses, £118 million has expiration dates through to 2026 (2005 – £85 million; through to 2013) and £212 million (2005 – £183 million) can be carried forward indefinitely.

Unrecognised deferred tax liabilities   No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where the group is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future.

Notes to the consolidated financial statements (continued)

26             Total equity – movements in capital and reserves

				Fair
				value,				Equity
				hedging	Retained earnings/(deficit)			attributable
			Capital	and		Other		to parent
	Share	Share	redemption	exchange	Own	retained		company	Minority	Total
	capital	premium	reserve	reserve	shares	earnings	Total	shareholders	interests	equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 1 July 2004	885	1,331	3,058	—	(331)	(181)	(512)	4,762	467	5,229
Total recognised income and expense	—	—	—	121	—	1,129	1,129	1,250	60	1,310
Share trust arrangements	—	—	—	—	(7)	(21)	(28)	(28)	—	(28)
Share-based incentive plans	—	—	—	—	—	28	28	28	—	28
Shares issued	—	6	—	—	—	—	—	6	—	6
Own shares repurchased	(2)	—	2	—	(649)	(61)	(710)	(710)	—	(710)
Dividends paid	—	—	—	—	—	(849)	(849)	(849)	(60)	(909)
Acquisitions and disposals	—	—	—	—	—	—	—	—	(300)	(300)
At 30 June 2005	883	1,337	3,060	121	(987)	45	(942)	4,459	167	4,626
Adoption of IAS 39	—	—	—	123	—	41	41	164	—	164
At 1 July 2005 as adjusted	883	1,337	3,060	244	(987)	86	(901)	4,623	167	4,790
Total recognised income and expense	—	—	—	(136)	—	2,282	2,282	2,146	52	2,198
Share trust arrangements	—	—	—	—	4	(14)	(10)	(10)	—	(10)
Share-based incentive plans	—	—	—	—	—	26	26	26	—	26
Tax on share-based incentive plans	—	—	—	—	—	6	6	6	—	6
Shares issued	—	3	—	—	—	—	—	3	—	3
Own shares repurchased	—	—	—	—	(1,421)	(7)	(1,428)	(1,428)	—	(1,428)
Dividends paid	—	—	—	—	—	(864)	(864)	(864)	(40)	(904)
At 30 June 2006	883	1,340	3,060	108	(2,404)	1,515	(889)	4,502	179	4,681

(a)   Share capital and share premium   The authorised share capital of the company at 30 June 2006 was 5,329 million ordinary shares of 28 101/108 pence each (2005 – 5,329 million) with an aggregate nominal value of £1,542 million (2005 – £1,542 million). The allotted and fully paid share capital was 3,051 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £883 million (2005 – 3,050.4 million shares, aggregate nominal value £883 million).

During the year, 0.6 million ordinary shares (nominal value £0.2 million) were allotted under the share option schemes for a total consideration of £3 million (2005 – 1.3 million ordinary shares, nominal value £0.4 million, consideration £6 million).

During the year ended 30 June 2005, the company purchased, and subsequently cancelled, 8.4 million ordinary shares (nominal value £2.4 million) for a consideration including expenses of £61 million.

(b)   Capital redemption reserve   There has been no movement in the capital redemption reserve during the year. During the year ended 30 June 2005 the company purchased, and subsequently cancelled, 8.4 million ordinary shares with nominal value £2.4 million.

Notes to the consolidated financial statements (continued)

26    Total equity – movements in capital and reserves (continued)

(c)    Fair value, hedging and exchange reserve   Movements in the fair value, hedging and exchange reserve represent changes in the fair value of cash flow hedges and the recycling of those changes through the income statement, primarily in respect of cash flow hedging instruments offsetting the impact of changes in value of the underlying hedged items, and changes in the impacts of foreign currency on the translation of foreign operations. The impact of the adoption of IAS 39 on the fair value, hedging and exchange reserve at 1 July 2005 is explained in note 34.

During the year, the group revalued its available for sale investment in General Mills by £33 million through the fair value reserve, and this amount, in addition to the fair value adjustment of £148 million recognised on adoption of IAS 39 on 1 July 2005, was recycled to the income statement on the disposal of this investment.

The cash flow hedging reserve was £1 million at 30 June 2006.

The cumulative translation reserve, comprising exchange differences that have arisen since 1 July 2004 (see explanation of transition to IFRS reporting in ‘Accounting policies of the group – Basis of preparation’), decreased to £107 million at 30 June 2006 from £121 million at 30 June 2005 due to exchange differences that have arisen during the year and on the adoption of IAS 39 on 1 July 2005. This movement included a tax charge of £12 million (2005 – credit of £10 million). The exchange differences on translation of foreign operations were net of gains of £15 million (2005 – losses of £136 million) in respect of foreign currency borrowings.

(d)   Own shares   At 30 June 2006, own shares comprised: 42 million ordinary shares in the company, purchased for a consideration of £334 million, in respect of shares held by employee share trusts (2005 – 43 million ordinary shares, consideration £338 million); 250 million ordinary shares, purchased for a consideration of £2,049 million, in respect of shares repurchased as part of the company’s share buyback programmes and held as treasury shares (2005 – 86 million ordinary shares, consideration £649 million); and 2 million ordinary shares, purchased for a consideration of £21 million, held as treasury shares for hedging share scheme grants provided to employees during the year (2005 – nil, £nil).

At 30 June 2006, employee share trusts funded by the group held shares in the company as follows: 39.1 million ordinary shares held in respect of long term incentive plans for executive directors and senior executives; and 2.4 million ordinary shares held in respect of grants under UK, Irish and US savings-related share option schemes. The market value of these shares at 30 June 2006 was £377 million (2005 – 42.7 million ordinary shares; market value £351 million). Dividends are waived on all shares in the company owned by the employee share trusts.

During the year ended 30 June 2006, the company purchased 166 million ordinary shares, with an aggregate nominal value of £48 million, representing approximately 6% of the issued ordinary share capital (excluding treasury shares), to be held as treasury shares, for a consideration of £1,421 million (2005 – 86 million ordinary shares, nominal value £24.9 million, 2.8% of issued share capital, consideration £649 million). These shares have not been cancelled, but are deducted from shareholders’ equity. Dividends are waived on these shares.

(e)    Other retained earnings   Included in other retained earnings is a credit of £26 million (2005 – £28 million) in respect of the charge for the year to the income statement for share-based incentive plans.

Notes to the consolidated financial statements (continued)

26             Total equity – movements in capital and reserves (continued)

(f)    Dividends

	2006	2005
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2005
18.2 pence per share (2004 – 17.0 pence)	529	512
Interim dividend for the year ended 30 June 2006
11.95 pence per share (2005 – 11.35 pence)	335	337
	864	849
Proposed final dividend for the year ended 30 June 2006
19.15 pence per share (2005 – 18.2 pence)	524	529

The proposed final dividend was approved by the board of directors on 30 August 2006. As this was after the balance sheet date and is also subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no income tax consequences.

(g)    Minority interests   Included in minority interests at 1 July 2004 were non-equity interests comprising £312 million ($568 million) 9.42% cumulative guaranteed preferred securities issued by subsidiaries. These securities were classified as non-equity minority interests under UK GAAP and were redeemed during the year ended 30 June 2005 at a cost of £302 million.

27             Net cash from operating activities

Other items include cash contributions of £3 million in excess of amounts charged to operating profit (2005 – £44 million charged to operating profit in excess of cash contributions) in respect of post employment benefit liabilities, and £26 million charged to operating profit in respect of share-based incentive plans (2005 – £28 million).

28             Disposal of businesses

Disposal of shares in General Mills   In November 2005, Diageo sold 25 million shares in General Mills resulting in a net cash inflow of £651 million. On 4 October 2004, Diageo sold 50 million shares in General Mills and transferred a further 4 million General Mills shares to the Diageo UK pension fund, resulting in a net cash inflow of £1,210 million (see note 5(ii)).

Burger King   On 13 July 2005, Diageo received $212.5 million (£121 million) from Burger King in full repayment of the principal of the subordinated debt, together with cumulative interest of $54 million (£30 million) which is classified with other interest received in net cash from operating activities.

In the year ended 30 June 2005, net cash payments of £16 million were in respect of business disposals in prior years.

Notes to the consolidated financial statements (continued)

29             Purchase of subsidiaries

	Net assets acquired and consideration
	Book	Fair value	2006	2005
	value	adjustments	Fair value	Fair value
	£ million	£ million	£ million	£ million
Brands	—	144	144	97
Property, plant and equipment	25	—	25	66
Investments	—	—	—	7
Working capital	31	6	37	35
Deferred taxation	(5)	(45)	(50)	(25)
Bank overdrafts	—	—	—	(41)
Net identifiable assets and liabilities	51	105	156	139
Goodwill arising on acquisition			43	98
Minority interests			—	(11)
Consideration payable			199	226
Satisfied by:
Cash consideration paid			209	217
Deferred consideration (receivable)/payable			(10)	9
			199	226
Cash consideration			209	217
Bank overdrafts acquired			—	41
Net cash outflow			209	258

The “Old Bushmills” Distillery Company Limited (Bushmills) was acquired on 25 August 2005 and the consideration paid during the year ended 30 June 2006 was £209 million. For the period since acquisition, sales of £34 million and operating profit of £2 million are included within the income statement in respect of Bushmills.

The acquisitions in the year ended 30 June 2005 comprised:

•       The Chalone Wine Group acquired on 8 February 2005 for approximately £153 million ($285 million) including net debt acquired of £41 million. Net assets acquired at fair value were £126 million with goodwill of £27 million arising on the acquisition.

•       Ursus Vodka Holding BV acquired on 25 February 2005 for approximately £99 million (€146 million). Net assets acquired at fair value were £34 million with goodwill of £65 million arising on acquisition.

•       Other acquisitions, which included the acquisition of a controlling interest in Ghana Breweries Limited, gave rise to goodwill of £6 million.

30             Contingent liabilities and legal proceedings

(i)    Guarantees   In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£108 million) until November 2009. Including this guarantee, but net of the amount provided in the consolidated financial statements, at 30 June 2006 the group has given performance guarantees and indemnities to third parties of £168 million.

Notes to the consolidated financial statements (continued)

30             Contingent liabilities and legal proceedings (continued)

There has been no material change since 30 June 2006 in the group’s performance guarantees and indemnities.

(ii)   Colombian litigation   An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo intends to defend itself vigorously against this lawsuit.

(iii)  Alcohol advertising litigation   A number of similar putative class actions are pending in state and federal courts in the United States against Diageo plc, Diageo North America Inc and other Diageo entities, along with a large group of other beverage alcohol manufacturers, brewers and importers. All have been brought by the same national counsel. In each action, the plaintiffs seek to pursue their claims on behalf of parents and guardians of people under the legal drinking age who illegally bought alcohol beverages during the period from 1982 to the present. Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. Some complaints include additional claims based on conspiracy, nuisance and on other legal theories. The litigation is ongoing and Diageo intends to defend itself vigorously against these claims.

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

31             Related party transactions

Subsidiaries   Transactions between the company and its subsidiaries are eliminated on consolidation and therefore are not disclosed.

Associates   Transactions between the group and its associates are as follows:

•       Group sales include sales to associates of £9 million (2005 – £7 million) and operating costs include purchases from associates of £nil (2005 – £4 million).

•       There were no amounts receivable from or due to associates at 30 June 2006 and 30 June 2005.

Joint ventures   Due to the nature of the proportional basis of consolidation applied according to the relevant contractual arrangements, transactions between the group and its joint ventures are eliminated on consolidation and therefore are not disclosed.

Notes to the consolidated financial statements (continued)

31    Related party transactions (continued)

Key management personnel   The key management of the group comprises the executive and non-executive directors, the members of the executive committee and the company secretary. They are listed under ‘Directors and senior management’.

	2006	2005
	£ million	£ million
Salaries and short term employee benefits	10	10
Non-executive directors’ fees	1	1
Post employment benefits(a)	3	2
Other long term benefits	3	3
Share-based payments(a)	6	5
	23	21

(a)           Non-executive directors do not receive post employment benefits or share-based payments.

Details are given in the directors’ remuneration report of the individual directors’ remuneration and transactions between the group and key management personnel.

Pension plans   The Diageo pension plans are recharged with the cost of administration and professional fees paid for by the company in respect of the pension plans. The total amount recharged for the year was £10 million (2005 – £9 million).

32             Commitments

Capital expenditure   Commitments not provided for in these consolidated financial statements are estimated at £56 million (2005 – £53 million).

Operating lease commitments

	2006	2005
	£ million	£ million
Payments falling due:
Within one year	78	66
Between one and two years	68	59
Between two and three years	61	52
Between three and four years	57	46
Between four and five years	45	42
After five years	258	225
	567	490

33             Employee share compensation

Option holdings in the tables within this note are stated as ordinary share equivalents in pence. Options prices are translated at the following exchange rates: grants at actual exchange rates; exercises and cancellations at average exchange rates; and closing balances at year end exchange rates.

Notes to the consolidated financial statements (continued)

33    Employee share compensation (continued)

(i)             Executive share option plans

(a)   Diageo executive share option plan (DSOP)   This scheme was introduced in December 1999 and grants options to executives at the market price on the date of grant. Options granted under this scheme may normally be exercised between three and 10 years after the date granted. There are no performance conditions to be satisfied although the top 100 senior members of management are required to hold shares in Diageo plc. The US executives are granted options over the company’s ADSs (one ADS is equivalent to four ordinary shares).

(b)   Diageo senior executive share option plan (SESOP)   This scheme was introduced with effect from 1 January 2000 and grants options to senior executives at the market price on the date of grant. Options granted under the scheme may not normally be exercised unless a performance condition is satisfied. The current performance condition is based on the increase in Diageo’s adjusted earnings per share measure (EPS) over a three year period. If the increase in EPS is at least 15 percentage points greater than the increase in RPI over the same period, then all the options can be exercised. If the EPS increase is at least 12 percentage points greater than that of the RPI but less than 15 percentage points, half of the options can be exercised. After this period, if the performance condition is satisfied, options can be exercised up to 10 years after the date of grant. For options granted from 1 October 2004, re-testing has been removed. The US executives are granted options over the company’s ADSs.

(c)    Diageo associated companies share option plan (DACSOP)   This scheme was introduced in March 2001 and grants options to executives in a number of associated companies. The terms of the scheme are the same as for DSOP.

(d)   UK executive share option schemes (ESOS)   The last options granted under these schemes were in 1997. The group operated executive share option schemes and a supplemental scheme for senior executives. These schemes incorporated the former GrandMet scheme, the former Guinness Group executive share option schemes and the Guinness Group 1994 employee incentive trust.

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

Notes to the consolidated financial statements (continued)

33    Employee share compensation (continued)

(iii)     Executive share award plans

(a)   Total shareholder return (TSR) plan   Under the TSR plan, participants are granted a conditional right to receive shares. All conditional rights awarded vest after a three year period – the ‘performance cycle’– subject to achievement of two performance tests. The primary performance test is a comparison of Diageo’s three year total shareholder return – the percentage growth in Diageo’s share price (assuming all dividends and capital distributions are reinvested) – with the TSR of a peer group of 17 other companies. TSR calculations for all cycles commencing on or after 1 January 2002 are converted to a common currency (US dollars).The second performance test requires that the remuneration committee not recommend the release of awards if it considers that there has not been an underlying improvement in Diageo’s three year financial performance, typically measured by improvement in earnings per share.

(b)   Discretionary incentive plan (DIP), formerly Diageo share incentive plan   The first awards were in the year ended 30 June 2000 to a small number of senior executives. The scheme involves awards of shares or ADSs over a three to five year period with performance criteria varying by employee.

Awards under the TSR plan and DIP were at nil award price.

(iv)   Employee share-based compensation   The calculation of the fair value of each option and share award used the binomial (share option plans) and Monte Carlo (share award plans) option pricing models and the following weighted average assumptions for the two years ended 30 June 2006:

	2006			2005
	Executive		Executive	Executive		Executive
	share option	Savings	share award	share option	Savings	share award
	plans	plans	plans	plans	plans	plans
Weighted average assumptions
Risk free interest rate	4.2%	4.3%	4.2%	4.6%	4.7%	4.6%
Expected life of the options	60 months	43 months	36 months	60 months	40 months	36 months
Expected volatility	30%	29%	—	30%	30%	—
Dividend yield	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Weighted average fair value of options/awards
granted in the year	187p	224p	733p	165p	214p	649p
Number of options/awards
granted in the year	9.2 million	2.0 million	1.5 million	10.7 million	2.9 million	0.8 million
Fair value of all options/awards
granted in the year	£17 million	£4 million	£11 million	£18 million	£6 million	£5 million

Expected volatility is based on implied volatilities from traded options on the group’s shares, historical volatility of the group’s shares and other factors. The group uses historical data to estimate option exercise and employee termination within the valuation model. The expected life of the options represents the period of time that options granted are expected to be outstanding. The risk free interest rate is based on the UK treasury coupon strips in effect at the time of the grant, for the expected life of the option.

Notes to the consolidated financial statements (continued)

33             Employee share compensation (continued)

(v)   Outstanding options   Options over ordinary shares and over ADSs (US schemes only) outstanding at 30 June 2006 were as follows:

			Weighted
			average	Weighted
	Range of		remaining	average
	exercise	Number at	contractual	exercise
	prices	30 June	life	price
	pence	2006	months	pence
Executive share option plans	300-399	24,952	44	360
	400-499	794,942	34	461
	500-599	6,873,453	73	567
	600-699	15,291,629	83	659
	700-799	9,063,220	90	728
	800-899	9,205,329	110	810
	900-999	107,068	116	906
		41,360,593	88
Savings plans	100-199	1,992	—	165
	400-499	28,401	10	474
	500-599	5,283,018	25	541
	600-699	2,415,630	39	648
	700-799	118,351	29	727
		7,847,392	29

The intrinsic value of an option is the amount by which the market value of the share at the balance sheet date exceeds the exercise price of the option.

(a)           For the executive share option plans, the intrinsic values of the options outstanding and exercisable at 30 June 2006 were £91 million and £44 million, respectively, and the intrinsic value of options exercised in the year ended 30 June 2006 was £17 million (2005 – £19 million). At 30 June 2006, options exercisable under these plans had a weighted average remaining contractual life of 64 months (2005 – 64 months).

(b)          For the savings plans, the intrinsic values of the options outstanding and exercisable at 30 June 2006 were £26 million and £0.3 million, respectively, and the intrinsic value of options exercised in the year ended 30 June 2006 was £6 million (2005 – £5 million). At 30 June 2006, options exercisable under these plans had a weighted average remaining contractual life of 1 month (2005 – 2 months).

(c)           For the executive share award plans, the intrinsic value of the awards outstanding at 30 June 2006 was £31 million, and the fair value of shares vested in the year ended 30 June 2006 was £4 million (2005 – £7 million).

(d)          The tax benefit realised from options exercised during the year was £16 million.

Notes to the consolidated financial statements (continued)

33    Employee share compensation (continued)

(vi)   Transactions on schemes   Transactions on the share option and share award plans and the weighted average grant date fair value for options and shares for the two years ended 30 June 2006 were as follows:

					Executive
	Executive				share award
	share option plans		Savings plans		plans
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	price	Number of
	options	pence	options	pence	awards
Balance outstanding at 1 July 2004	42,782,785	615	9,409,464	535	3,207,242
Granted	10,701,977	690	2,905,629	570	772,630
Exercised/awarded	(10,589,959)	555	(2,645,056)	517	(980,224)
Forfeited/expired	(1,196,964)	685	(682,120)	556	(248,999)
Balance outstanding at 30 June 2005	41,697,839	660	8,987,917	554	2,750,649
Granted	9,248,402	833	1,992,329	662	1,498,243
Exercised/awarded	(8,372,821)	645	(2,466,992)	488	(532,397)
Forfeited/expired	(1,212,827)	611	(665,862)	574	(300,911)
Balance outstanding at 30 June 2006	41,360,593	689	7,847,392	576	3,415,584
Number of options exercisable at:
30 June 2006	13,412,979	583	92,899	546
30 June 2005	11,598,959	595	63,263	658

(vii)   Employee share trusts and potential issues of ordinary shares

(a)           In order to hedge its obligations under the TSR plan, DIP, DSOP, SESOP, former GrandMet and Guinness SRSOS, USESPP and its Irish executive schemes and savings plans, the group either purchases own shares directly and holds them as treasury shares, or it funds trusts to acquire shares in the company. Under IFRS and US GAAP, the shares held are accounted for as a deduction in arriving at shareholders’ equity. Call options are used to manage some of the group’s obligations in respect of the supplemental executive share option scheme, Diageo SRSOS, USESPP and Irish executive schemes and savings plans. Dividends receivable by the employee share trusts on the shares are waived.

(b)          Shares used to satisfy the group’s obligations under the employee share plans can be newly issued shares, treasury shares or shares purchased on the open market by the employee share trusts.

34             Explanation of transition to IFRS reporting

(a)   Transition to IFRS reporting

As stated in ‘Accounting policies of the group – Basis of preparation’, these are the group’s first consolidated financial statements prepared in accordance with IFRS. As permitted by IFRS 1 – First-time adoption of International Financial Reporting Standards, the group has adopted certain optional exemptions from full retrospective application of IFRS accounting policies. Subject to those exemptions, the accounting policies of the group have been applied in preparing the consolidated financial statements for the year ended 30 June 2006, the comparative information presented in these financial statements for the

Notes to the consolidated financial statements (continued)

34             Explanation of transition to IFRS reporting (continued)

year ended 30 June 2005, and an opening consolidated balance sheet at 1 July 2004 (the group’s date of transition to IFRS reporting).

The IFRS figures have been prepared in accordance with IFRS standards and interpretations as endorsed and adopted for use in the European Union. In preparing the comparative information and the opening consolidated balance sheet, the group has adjusted amounts reported previously in consolidated financial statements prepared in accordance with its former basis of accounting under UK GAAP. An explanation of how the transition from UK GAAP to IFRS has affected the group’s financial performance and financial position is set out in the following tables and accompanying description of the IFRS adjustments.

Notes to the consolidated financial statements (continued)

34             Explanation of transition to IFRS reporting (continued)

Reconciliation of profit for the year ended 30 June 2005

		IFRS adjustments
	Under	Employee	Joint	Foreign	Income			Restated
	UK	benefits	ventures	exchange	taxes			under
	GAAP	IFRS 2/IAS 19	IAS 31	IAS 21	IAS 12	Other	Reclassifications	IFRS
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	9,036	—	(41)	—	—	(27)	—	8,968
Excise duties	(2,307)	—	26	—	—	—	(10)	(2,291)
Net sales	6,729	—	(15)	—	—	(27)	(10)	6,677
Cost of sales	(2,615)	—	(4)	—	—	26	(39)	(2,632)
Gross profit	4,114	—	(19)	—	—	(1)	(49)	4,045
Marketing	(1,023)	—	8	—	—	—	2	(1,013)
Other operating expenses	(1,355)	(6)	3	—	—	3	47	(1,308)
Disposal of property	—	—	—	—	—	—	7	7
Operating profit	1,736	(6)	(8)	—	—	2	7	1,731
Disposal of fixed assets	7	—	—	—	—	—	(7)	—
Sale of General Mills shares	(26)	—	—	—	—	247	—	221
Sale of other businesses	46	—	—	—	—	—	(53)	(7)
Investment income	17	—	—	—	—	—	(17)	—
Interest receivable	121	—	—	—	—	—	—	121
Interest payable	(272)	—	—	—	—	—	1	(271)
Other finance income	16	(7)	—	—	—	—	17	26
Other finance charges	(8)	—	—	(8)		(1)	—	(17)
Share of associates’ profits	185	—	(4)	—	—	3	(63)	121
Profit before taxation	1,822	(13)	(12)	(8)	—	251	(115)	1,925
Taxation – ordinary	(481)	5	3	—	(267)	1	62	(677)
Taxation – exceptional	98	—	—	—	—	—	(20)	78
Profit from continuing operations	1,439	(8)	(9)	(8)	(267)	252	(73)	1,326
Discontinued operations
Profit after tax from disposal of businesses	—	—	—	—	—	—	73	73
Profit for the year	1,439	(8)	(9)	(8)	(267)	252	—	1,399
Attributable to:
Equity shareholders of the parent company	1,375	(8)	—	(8)	(267)	252	—	1,344
Minority interests	64	—	(9)	—	—	—	—	55
	1,439	(8)	(9)	(8)	(267)	252	—	1,399

Notes to the consolidated financial statements (continued)

34             Explanation of transition to IFRS reporting (continued)

Reconciliation of equity at 30 June 2005

		IFRS adjustments
	Under UK GAAP	Employee benefits IFRS 2/IAS 19	Biological assets IAS 41	Joint ventures IAS 31	Income taxes IAS 12	Other	Reclassifications	Restated under IFRS
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	4,252	—	—	34	41	3	79	4,409
Property, plant and equipment	2,097	—	—	—	—	(99)	(79)	1,919
Biological assets	—	—	14	—	—	—	—	14
Investments in associates	1,334	—	—	(79)	—	6	—	1,261
Other investments	719	—	—	—	—	—	—	719
Other receivables	44	—	—	—	—	—	—	44
Other financial assets	—	—	—	—	—	—	32	32
Deferred tax assets	89	27	—	—	883	—	(221)	778
Post employment benefit assets	—	—	—	—	—	—	12	12
	8,535	27	14	(45)	924	(90)	(177)	9,188
Current assets
Inventories	2,335	—	3	9	—	—	—	2,347
Trade and other receivables	1,599	—	—	4	—	—	(34)	1,569
Other financial assets	—	—	—	—	—	—	30	30
Cash and cash equivalents	817	—	—	(2)	—	—	(28)	787
	4,751	—	3	11	—	—	(32)	4,733
Total assets	13,286	27	17	(34)	924	(90)	(209)	13,921
Current liabilities
Borrowings and bank overdrafts	(869)	—	—	—	—	—	—	(869)
Trade and other payables	(2,406)	—	—	7	—	518	9	(1,872)
Corporate tax payable	(777)	—	—	—	—	—	—	(777)
Provisions	—	—	—	—	—	—	(88)	(88)
	(4,052)	—	—	7	—	518	(79)	(3,606)
Non-current liabilities
Borrowings	(3,677)	—	—	—	—	—	—	(3,677)
Other financial liabilities	—	—	—	—	—	—	(9)	(9)
Other payables	(98)	—	—	3	—	—	—	(95)
Provisions	(389)	—	—	(3)	—	—	88	(304)
Deferred tax liabilities	(334)	—	(6)	1	(501)	—	542	(298)
Post employment benefit liabilities – gross	(1,223)	(71)	—	—	—	—	(12)	(1,306)
Post employment benefit liabilities – related deferred tax	321	—	—	—	—	—	(321)	—
	(5,400)	(71)	(6)	1	(501)	—	288	(5,689)
Total liabilities	(9,452)	(71)	(6)	8	(501)	518	209	(9,295)
Net assets	3,834	(44)	11	(26)	423	428	—	4,626
Equity
Called up share capital	883	—	—	—	—	—	—	883
Share premium	1,337	—	—	—	—	—	—	1,337
Other reserves	3,171	—	—	—	—	10	—	3,181
Retained deficit	(1,750)	(44)	11	—	423	418	—	(942)
Equity attributable to equity shareholders of the parent company	3,641	(44)	11	—	423	428	—	4,459
Minority interests	193	—	—	(26)	—	—	—	167
Total equity	3,834	(44)	11	(26)	423	428	—	4,626

Notes to the consolidated financial statements (continued)

34             Explanation of transition to IFRS reporting (continued)

Reconciliation of equity at 1 July 2004 (date of transition to IFRS reporting)

		IFRS adjustments
	Under	Employee	Biological	Joint	Income			Restated
	UK	benefits	assets	ventures	taxes			under
	GAAP	IFRS 2/IAS 19	IAS 41	IAS 31	IAS 12	Other	Reclassifications	IFRS
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	4,012	—	—	32	—	—	60	4,104
Property, plant and equipment	1,976	—	—	—	—	(101)	(60)	1,815
Biological assets	—	—	13	—	—	—	—	13
Investments in associates	1,263	—	—	(78)	—	3	—	1,188
Other investments	1,772	—	—	—	—	—	412	2,184
Other receivables	151	—	—	—	—	—	—	151
Other financial assets	—	—	—	—	—	—	6	6
Deferred tax assets	182	22	—	—	1,155	—	(222)	1,137
Post employment benefit assets	—	—	—	—	—	—	11	11
	9,356	22	13	(46)	1,155	(98)	207	10,609
Current assets
Inventories	2,176	—	6	10	—	—	—	2,192
Trade and other receivables	1,391	—	—	2	—	—	(21)	1,372
Other financial assets	—	—	—	—	—	—	24	24
Cash and cash equivalents	1,167	—	—	(4)	—	—	(421)	742
	4,734	—	6	8	—	—	(418)	4,330
Total assets	14,090	22	19	(38)	1,155	(98)	(211)	14,939
Current liabilities
Borrowings and bank overdrafts	(2,001)	—	—	—	—	—	—	(2,001)
Trade and other payables	(2,217)	—	—	11	—	501	12	(1,693)
Corporate tax payable	(805)	—	—	2	—	—	—	(803)
Provisions	—	—	—	—	—	—	(138)	(138)
	(5,023)	—	—	13	—	501	(126)	(4,635)
Non-current liabilities
Borrowings	(3,316)	—	—	—	—	—	—	(3,316)
Other financial liabilities	—	—	—	—	—	—	(12)	(12)
Other payables	(109)	—	—	3	—	—	—	(106)
Provisions	(319)	—	—	(3)	—	—	138	(184)
Deferred tax liabilities	(390)	—	(7)	1	(449)	—	516	(329)
Post employment benefit liabilities – gross	(1,044)	(73)	—	—	—	—	(11)	(1,128)
Post employment benefit liabilities – related deferred tax	294	—	—	—	—	—	(294)	—
	(4,884)	(73)	(7)	1	(449)	—	337	(5,075)
Total liabilities	(9,907)	(73)	(7)	14	(449)	501	211	(9,710)
Net assets	4,183	(51)	12	(24)	706	403	—	5,229
Equity
Called up share capital	885	—	—	—	—	—	—	885
Share premium	1,331	—	—	—	—	—	—	1,331
Other reserves	3,171	—	—	—	—	(113)	—	3,058
Retained deficit	(1,695)	(51)	12	—	706	516	—	(512)
Equity attributable to equity shareholders of the parent company	3,692	(51)	12	—	706	403	—	4,762
Minority interests	491	—	—	(24)	—	—	—	467
Total equity	4,183	(51)	12	(24)	706	403	—	5,229

Notes to the consolidated financial statements (continued)

34             Explanation of transition to IFRS reporting (continued)

Nature of IFRS adjustments

The main adjustments from UK GAAP to IFRS are as follows:

Employee benefits

Share-based payments

Under UK GAAP, the group expensed the intrinsic value of equity settled share options granted, being the difference between the market value of the shares at the time of the award of an option and the exercise price of the option, to the income statement over the minimum life of the option. Under IFRS 2 – Share-based payment, equity settled share-based transactions with employees are required to be measured at the fair value of the option at the date of grant which forms the basis of the charge to the income statement over the vesting period. The fair values of the grants have been calculated based on the binomial and Monte Carlo option pricing models. The group adopted the transitional arrangements that allow companies to apply IFRS 2 retrospectively to all options granted but not fully vested at 30 June 2004 (where the fair value has been previously disclosed). For the year ended 30 June 2005 the additional charge, compared to UK GAAP, to the income statement was £14 million.

The deferred tax credit under IFRS 2 is calculated based on the difference between the market price at the balance sheet date and the option exercise price of the shares at the date of exercise. The deferred tax charge is therefore not comparable with the operating profit charge. The additional deferred tax credit for the year ended 30 June 2005 was £5 million and the deferred tax asset at 30 June 2005 was £8 million (1 July 2004 – £3 million).

Post employment benefits

Diageo’s accounting for pensions and other post employment benefits under IFRS is substantially the same as that previously applied under UK GAAP. There are however a number of minor differences that give a slight variation in the valuations of the assets and liabilities in the schemes. These include the use of bid prices rather than mid-market prices to value the assets in the schemes, and a different actuarial method for valuing certain risk benefits (death in service and ill health benefits) representing the liabilities of the schemes. In addition, under UK GAAP, the costs of administering the schemes were charged as service costs and included in operating profit. Under IFRS, these costs are included in the expected rate of return assumption and, as a consequence, are included in other finance income/charges in the income statement.

The overall impact on the income statement for the year ended 30 June 2005 was to reduce the operating profit charge by £8 million and increase other finance charges by £7 million. The application of these differences increased the post employment deficit before taxation at 30 June 2005 by £71 million (1 July 2004 – £73 million). The deferred tax asset at 30 June 2005 in respect of this increase in deficit was £19 million (1 July 2004 – £19 million).

Biological assets

Under UK GAAP, Diageo’s vines and the grapes on the vines were measured at the historical cost of the vine less accumulated depreciation where appropriate. Under IAS 41 – Agriculture, Diageo recognises its biological assets, being its vines and grapes on the vines, at fair value. Any changes in the fair value of such biological assets are recognised in the income statement.

Notes to the consolidated financial statements (continued)

34    Explanation of transition to IFRS reporting (continued)

The fair values of the vines included in biological assets were £14 million at 30 June 2005 (1 July 2004 – £13 million), and the increases in inventory values for the grapes were £3 million at 30 June 2005 (1 July 2004 – £6 million). The deferred tax liability at 30 June 2005 in respect of agricultural activity was £6 million (1 July 2004 – £7 million).

The net effect on profit before taxation of the application of IAS 41, for the year ended 30 June 2005, was an additional charge to cost of sales of £1 million, and a credit to tax of £1 million.

Joint ventures

Under IFRS, the legal and contractual power to control or significantly influence is the key consideration when determining whether an entity is a subsidiary, joint venture or associate. Under UK GAAP, consideration was given to the control or significant influence actually exercised in practice when making this decision. A review of investments concluded that the group’s beer interests in Malaysia and Singapore, classified as subsidiaries under UK GAAP, should be classified as jointly controlled entities under IFRS. As a consequence, these entities previously fully consolidated (with a minority interest) under UK GAAP are proportionately consolidated under IFRS. This adjustment did not affect the retained profit of the group.

IAS 31 – Interests in joint ventures defines a jointly controlled entity as an entity where all parties enter into a contractual arrangement that specifies joint control, by unanimous consent, of all strategic financial and operating decisions. IFRS allows the group to adopt either proportionate consolidation or the equity method when consolidating jointly controlled entities. Diageo has adopted proportionate consolidation as its group policy. This has resulted in some group entities, previously equity accounted under UK GAAP, being proportionately consolidated under IFRS.

For all proportionately consolidated entities, the IFRS balance sheet includes only the group’s share of the assets and liabilities of those entities. Where an entity was previously fully consolidated under UK GAAP, the minority interest portion does not exist under IFRS.

The overall impact for the year ended 30 June 2005 was a reduction in sales of £41 million and operating profit of £8 million. The group’s net assets at 30 June 2005 were reduced by £26 million due to the change in minority interests (1 July 2004 – £24 million), but the equity attributable to equity shareholders of the parent company was not affected.

Foreign exchange

The group has a number of inter-company funding arrangements. Under UK GAAP and IAS 21 – The effects of changes in foreign exchange rates, exchange rate differences on monetary items are recognised in the income statement unless the monetary item forms part of a net investment in a foreign entity. IAS 21 is more prescriptive in determining which loans, including inter-company loans, may be designated as part of the group’s net investment or as a net investment hedge. This has resulted in a £8 million loss, under IFRS, for the year ended 30 June 2005 being transferred from reserves to other finance charges in the income statement. This does not reflect an economic gain or loss for the group.

Income taxes

Under IAS 12 – Income taxes, deferred tax is recognised in respect of nearly all taxable temporary differences arising between the tax written down value of assets and liabilities and the book value. Under

Notes to the consolidated financial statements (continued)

34    Explanation of transition to IFRS reporting (continued)

UK GAAP, deferred tax was recognised on timing differences. This has resulted in deferred tax being recognised under IFRS on certain temporary differences that would not have given rise to deferred tax under UK GAAP. In addition to the new deferred tax assets and liabilities in respect of share-based payments, post employment benefits and agriculture, the group’s balance sheet includes an additional deferred tax asset representing the recognition of tax benefits of group reorganisations made in prior years (30 June 2005 – £820 million; 1 July 2004 – £1,084 million) and deferred tax in respect of other intangible assets (30 June 2005 and 1 July 2004 – £63 million).

The deferred tax asset in respect of group reorganisations will be amortised through the income statement over the period that tax benefits are received. In the year ended 30 June 2005, the deferred tax asset was reduced by amortisation of £142 million. In addition, due to the reduction in overseas tax rates during the year ended 30 June 2005, the asset was further reduced by £118 million. The total additional tax charge to the income statement in respect of group reorganisations was therefore £260 million. Other deferred tax items charged to the income statement in the year ended 30 June 2005 amounted to £7 million.

Over a number of years, the group has made a number of acquisitions and consequently recognised brand and other intangibles on its balance sheet. Some of these acquisitions were structured as an acquisition of a legal entity and therefore the brand intangible has no equivalent tax basis. The group therefore recognised an incremental deferred tax liability at 30 June 2005 of £489 million (1 July 2004 – £438 million) including £41 million in relation to the Ursus and Chalone acquisitions during the year ended 30 June 2005. In accordance with IFRS1, the equivalent adjustment in respect of the deferred tax liability at the transition date was taken as an adjustment to retained earnings. For the acquisitions made after the transition date, the adjustment was included as part of goodwill. The deferred tax liabilities established on brands will only crystallise on any subsequent disposal or impairment of the brands in respect of which they have been established.

Other deferred tax adjustments at 30 June 2005, on compliance with IFRS, included: a reduction of the deferred tax asset in respect of unrealised profits on the intra-group transfer of inventories, producing an additional deferred tax liability of £1 million (1 July 2004 – £8 million asset); an additional deferred tax liability of £39 million in respect of rolled over capital gains on the disposal of property (1 July 2004 – £36 million) and additional deferred tax liabilities of £36 million in respect of fair value adjustments on the Seagram acquisition (1 July 2004 – £39 million).

Under IAS 1 - Presentation of financial statements, the tax charge on the face of the income statement comprises the tax charge of the company, its subsidiaries and the share of any joint ventures that are proportionately consolidated. The group’s share of its associated undertakings’ tax charges are included as part of the share of associates’ profits rather than being part of the tax charge, as under UK GAAP. For the year ended 30 June 2005, the group’s share of its associates’ tax charges amounted to £62 million.

Other adjustments

Intangible assets   Prior to the transition date, goodwill arising from the acquisition of a business was amortised through the income statement over a maximum of 20 years. IFRS requires that an impairment review of goodwill is carried out at the date of transition irrespective of whether an indicator exists that goodwill may be impaired. As none of the goodwill was impaired at either 1 July 2004 or 30 June 2005, the UK GAAP amortisation of £3 million for the year ended 30 June 2005 was not charged to the income statement under IFRS.

Notes to the consolidated financial statements (continued)

34    Explanation of transition to IFRS reporting (continued)

Under UK GAAP, goodwill acquired prior to 1 July 1998 was eliminated directly against reserves. The gain or loss on the disposal of a previously acquired business reflected the amount of purchased goodwill attributable to that business. As Diageo opted not to restate business combinations prior to the date of transition, the goodwill written off to reserves under UK GAAP was frozen and remains in reserves. During the year ended 30 June 2005, the group disposed of 53.9 million shares in General Mills for which attributable goodwill of £247 million, previously written off to reserves, was recycled to the income statement and charged to the loss on disposal under UK GAAP. This adjustment is not required under IFRS, with the result that a £221 million gain on disposal of the General Mills shares was reported in the IFRS income statement, instead of the £26 million loss reported under UK GAAP.

Dividends   Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the directors, were deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they related. Under IAS 10 – Events after the balance sheet date, proposed dividends are not considered to be a liability until they are approved by the Diageo board for the interim dividend and by the shareholders at the annual general meeting for the final dividend. Under IFRS, the amount of the final dividend (30 June 2005 – £530 million; 1 July 2004 – £513 million) was removed from current liabilities.

Leases   The group has applied the requirements of IAS 17 – Leases to all of its leases and has reclassified certain leases from operating to finance leases. The amount of property, plant and equipment and finance lease obligations added to the balance sheet was £9 million at 30 June 2005 (1 July 2004 – £12 million). There was a £1 million increase in finance charges in the year.

Revaluation reserve   The group last revalued its land and buildings in 1992 (Guinness) and 1988 (GrandMet). At 30 June 2005 there was a difference of £111 million (1 July 2004 – £113 million) between the revalued net book value of property, plant and equipment and the historical net book value. Under IFRS, it was determined not to recognise any revaluations and, as a consequence, the revaluation reserve was eliminated against property, plant and equipment.

Moët Hennessy   The operations of Moët Hennessy are conducted through a partnership and a limited company in which Diageo has 34% interests. Moët Hennessy restated its financial statements for the impacts of IFRS and Diageo adjusted some of these restatements to ensure consistency with its own IFRS group accounting policies. The group’s share of associates’ profits for the year ended 30 June 2005 increased by £3 million, and the group’s share of net assets of Moët Hennessy at 30 June 2005 increased by £6 million (1 July 2004 – £3 million), primarily due to the reversal of goodwill amortisation (IFRS 3 – Business combinations), the fair value of harvested produce (IAS 41 – Agriculture) and pension charges (IAS 19 – Employee benefits).

Exchanges   Under UK GAAP, the group recognised revenue of £27 million in the year ended 30 June 2005 on the exchange of surplus maturing whisky inventories with other UK distillers. IFRS does not permit the recognition of revenue on the exchange of similar assets, therefore this revenue, together with an equal and opposite cost of sales amount, is no longer recognised. This adjustment does not impact on the operating profit of the group.

Notes to the consolidated financial statements (continued)

34    Explanation of transition to IFRS reporting (continued)

Reclassifications

A number of items have been reclassified in the income statement and balance sheet to comply with IFRS presentation. These include:

Format of the income statement   UK GAAP and IFRS permit costs in the income statement to be classified either by function (expenses allocated to cost of sales, marketing or other operating expenses) or by nature (expenses analysed between purchases of materials, advertising costs, staff costs and depreciation). Under UK GAAP, Diageo reported costs in the income statement and accompanying notes by nature but, under IFRS, costs are reported on the face of the income statement by function.

Discontinued operations   Where discontinued operations represent a major line of business or geographical area of operations, IFRS requires their results to be presented in the income statement separately from continuing operations. In the income statement for the year ended 30 June 2005, provision releases of £73 million for Burger King (£53 million in respect of sale of businesses) and Pillsbury (£20 million in respect of taxation) were reclassified to discontinued operations from profit before taxation and from taxation, respectively.

Deferred tax   As a result of the IFRS adjustments to deferred tax, certain net deferred tax asset and liability positions under UK GAAP switched under IFRS. Consequently, at 30 June 2005, deferred tax assets and deferred tax liabilities on the consolidated balance sheet were both reduced by £546 million (1 July 2004 – £520 million).

Post employment benefit liabilities   Deferred tax balances in respect of post employment benefit assets and liabilities are no longer netted off against those post employment benefit balances, but are classified together with other deferred tax balances. At 30 June 2005, this resulted in reclassification of £325 million to deferred tax assets (1 July 2004 – £298 million) and £4 million to deferred tax liabilities (1 July 2004 – £4 million). In addition, on the face of the consolidated balance sheet, post employment benefit assets and liabilities must be disclosed within non-current assets and non-current liabilities, respectively. Under UK GAAP, post employment benefit assets and liabilities are disclosed as separate items after the other net assets. Consequently, at 30 June 2005, £12 million was reclassified from benefit liabilities to assets (1 July 2004 – £11 million).

Associates   Under UK GAAP, the group’s share of associated undertakings’ operating profit, exceptional items, interest and tax were disclosed separately in the consolidated income statement. IFRS requires these items to be disclosed as a single line in the income statement. For the year ended 30 June 2005, this reclassification decreased the interest charge by £1 million and the tax charge by £62 million compared with UK GAAP.

Capitalised software   Computer software which is not an integral part of a related item of hardware is required under IFRS to be reclassified from property, plant and equipment to intangible assets. The amounts reclassified were £79 million at 30 June 2005 (1 July 2004 – £60 million).

Cash and cash equivalents   IFRS replaces the consolidated balance sheet term ‘cash at bank and liquid resources’ with ‘cash and cash equivalents’. Cash equivalents are defined as short term highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant changes in value. This resulted in a transfer at 30 June 2005 of £28 million (1 July 2004 – £9 million) from cash at bank and liquid resources to ‘trade and other receivables’ and a transfer at 1 July 2004 of £412 million from cash at bank and liquid resources to ‘other investments’.

Notes to the consolidated financial statements (continued)

34    Explanation of transition to IFRS reporting (continued)

Provisions   IFRS requires all liabilities to be analysed between amounts due within one year and due after one year. At 30 June 2005, this resulted in a transfer of £88 million (1 July 2004 – £138 million) from ‘provisions for liabilities and charges’ under UK GAAP to ‘provisions’ in current liabilities under IFRS.

Explanation of material adjustments to the consolidated cash flow statement for the year ended 30 June 2005   Bank overdrafts of £58 million that are repayable on demand and form an integral part of the group’s cash management were classified as financing cash flows under previous UK GAAP but are reclassified as cash and cash equivalents under IFRS.

There are differences between the presentation of cash flow statements under IFRS and UKGAAP. UK GAAP required the separate presentation of cash flows under eight categories whereas IFRS requires the separate presentation of three categories of cash flows. Under UK GAAP, cash flow statements presented the movement in cash in the period whereas, under IFRS, cash flow statements present the movement in cash and cash equivalents.

(b) Adoption of IAS39

The comparative information presented for the year ended 30 June 2005 does not comply with IAS 39 – Financial instruments: recognition and measurement, IAS 32 – Financial instruments: presentation and disclosure and IFRS 7 – Financial instruments: disclosures. Financial instruments for the year ended 30 June 2005 and as at 30 June 2005 have been recognised and presented in accordance with previous UK GAAP accounting policies.

Notes to the consolidated financial statements (continued)

34    Explanation of transition to IFRS reporting (continued)

In accordance with the exemption available in IFRS 1, the group has adopted IAS 39 with effect from 1 July 2005, the principal impact of this standard being to change the carrying value of financial instruments in the group’s financial statements. The impact of adoption of IAS 39 on the balance sheet at 1 July 2005 (date of adoption) is set out in the following table:

	30 June	Impact of	1 July	30 June
	2005	IAS 39	2005	2006
	£ million	£ million	£ million	£ million
Non-current assets
Investments in associates	1,261	(6)	1,255	1,341
Other investments	719	148	867	69
Other financial assets	32	152	184	42
Deferred tax assets	778	10	788	1,113
Other non-current assets	6,398	—	6,398	6,525
	9,188	304	9,492	9,090
Current assets	4,733	—	4,733	4,837
Total assets	13,921	304	14,225	13,927
Non-current liabilities
Borrowings	(3,677)	(67)	(3,744)	(4,001)
Other financial liabilities	(9)	(69)	(78)	(78)
Other non-current liabilities	(2,003)	—	(2,003)	(1,832)
	(5,689)	(136)	(5,825)	(5,911)
Current liabilities	(3,606)	(4)	(3,610)	(3,335)
Total liabilities	(9,295)	(140)	(9,435)	(9,246)
Net assets	4,626	164	4,790	4,681
Equity
Called up share capital and share premium	2,220	—	2,220	2,223
Other reserves	3,181	123	3,304	3,168
Retained deficit	(942)	41	(901)	(889)
Equity attributable to equity shareholders of the parent company	4,459	164	4,623	4,502
Minority interests	167	—	167	179
Total equity	4,626	164	4,790	4,681

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles

Diageo plc is a public limited company incorporated under the laws of England and Wales. From 1 July 2004, the group has prepared its consolidated financial statements in accordance with IFRS, which differs in certain respects from US GAAP. As a result of the transition to IFRS, the previously published reconciliations of net income and shareholders’ equity for the year ended 30 June 2005 have been amended to reflect the restated consolidated income statement and consolidated balance sheet reported under IFRS.

IFRS as adopted by the EU differs in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, the consolidated financial statements for the periods presented would be no different had the group applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

Under the IFRS transition provisions within the Securities and Exchange Commission’s Form 20-F requirements, the group is permitted to provide two years of financial information under IFRS and reconciliations to US GAAP for the periods presented.

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

The differences between IFRS and US GAAP, in respect of net income and shareholders’ equity, are set out below:

Effect on net income of differences between IFRS and US GAAP:

	Notes	2006		2005
		£ million		£ million
Net income attributable to equity shareholders of the parent company in accordance with IFRS		1,908		1,344
Adjustments to conform with US GAAP:
Inventories and land and buildings	(a)	(24)		(24)
Intangibles	(b)	(6)		(2)
Pensions and other post employment benefits	(c)	(96)		(6)
Derivative instruments in respect of General Mills shares	(d)	—		27
Financial instruments	(e)	(31)		(46)
Inter company balances	(f)	(1)		14
Moët Hennessy	(g)	(7)		(16)
Disposal of General Mills shares	(h)	(92)		(160)
Disposal of businesses	(i)	(1)		5
Burger King	(j)	18		(17)
Employee share options	(k)	(2)		9
Other items		(3)		29
Deferred taxation
– on above adjustments		(53)		36
– other	(l)	(181)		277
Net income before cumulative effect of accounting change		1,429		1,470
Cumulative effect of change in accounting principle, net of tax	(k)	(2)		—
Net income in accordance with US GAAP		1,427		1,470
Earnings per ordinary share in accordance with US GAAP	(m)
Basic earnings per ordinary share
Net income before cumulative effect of accounting change		50.3p		49.5p
Cumulative effect of change in accounting principle, net of tax		(0.1	)p	—
Net income		50.2p		49.5p
Diluted earnings per ordinary share
Net income before cumulative effect of accounting change		50.1p		49.4p
Cumulative effect of change in accounting principle, net of tax		(0.1	)p	—
Net income		50.0p		49.4p
Basic earnings per ADS after cumulative effect of accounting change		200.8p		198.0p
Diluted earnings per ADS after cumulative effect of accounting change		200.0p		197.6p

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

Cumulative effect on shareholders’ equity of differences between IFRS and US GAAP:

		30 June	30 June
	Notes	2006	2005
		£ million	£ million
Equity attributable to equity shareholders of the parent company in accordance with IFRS		4,502	4,459
Adjustments to conform with US GAAP:
Inventories and land and buildings	(a)	144	171
Brands	(a),(b)	3,084	3,081
Goodwill	(a),(b)	3,201	3,137
Other intangibles	(a),(b)	16	26
Pensions and other post employment benefits	(c)	648	511
Derivative instruments in respect of General Mills shares	(d)	—	45
Financial instruments	(e)	(17)	(38)
Moët Hennessy	(g)	322	316
Investment in General Mills	(h)	—	148
Burger King	(j)	—	4
Employee share options	(k)	(8)	—
Other items		(14)	(15)
Deferred taxation
– on above adjustments	(l)	(1,380)	(1,173)
– other	(l)	(990)	(819)
Shareholders’ equity in accordance with US GAAP		9,508	9,853

A description of accounting differences between IFRS and US GAAP that are material to the group is set out below.

(a) Accounting for the merger of GrandMet and the Guinness Group   Under the transitional provisions of IFRS 1, the group has opted not to restate the accounting for business combinations that occurred prior to the date of transition from that previously applied under UK GAAP. In the group’s primary financial statements, the merger of GrandMet and the Guinness Group has therefore been accounted for under merger accounting principles (pooling of interests), where the results, cash flows and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under US GAAP, the merger was accounted for as an acquisition of the Guinness Group by GrandMet with an effective acquisition date of 31 December 1997. Consequently the Guinness Group’s assets and liabilities, including land and buildings, were recorded at fair values on 31 December 1997. Under US GAAP, the excess of the consideration over the fair value of the net assets has been allocated firstly to identifiable intangible assets, including brands, based on their fair values, with the remainder allocated to goodwill. Fair value adjustments to the recorded amounts of inventories, net of deferred tax, are expensed in the period in which the inventory is sold.

(b) Brands, goodwill and other intangibles   Under both IFRS and US GAAP, significant owned brands acquired by the group are recorded on the balance sheet. Under IFRS, the group has written off goodwill and other intangible assets acquired up to 30 June 1998 direct to reserves in the period when

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

acquired. All intangible assets acquired from 1 July 1998 have been capitalised in the balance sheet. Capitalised goodwill and other intangibles, apart from brands, acquired between 1 July 1998 and 30 June 2004 were amortised over their useful economic lives, up to a maximum of 20 years. From the date of transition to IFRS (1 July 2004), goodwill and brands are not amortised but are subject to impairment tests at least annually. Under US GAAP, up to 30 June 2001, intangible assets have been capitalised in the balance sheet and amortised through the statement of income over their useful economic lives, not exceeding 40 years. On 1 July 2001, the group adopted the provisions of SFAS No.142 – Goodwill and Other Intangible Assets and ceased to amortise goodwill from this date. Instead goodwill has been subject to impairment tests at least annually, as under IFRS.

(c) Pensions and other post employment benefits   There are a number of significant differences between IFRS and US GAAP in accounting for pension and other post employment benefit costs that have an impact on the group:

(i) Under IFRS, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost is charged to operating profit. The interest cost (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using the fair value of assets) are charged/credited to other finance income in the income statement. The group has taken the option permitted under IFRS to include any amount arising from changes in the assumptions used for the actuarial valuation at the commencement of the period and those at the end of the period, and any differences between the actual and expected returns on the plan’s assets, in the statement of recognised income and expense. Under US GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost, the interest cost (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using a smoothed market value of assets) are all charged/credited to operating income. The cumulative amounts arising from changes in the assumptions used for the actuarial valuation at the commencement of the period and those at the end of the period, and any differences between the actual and expected returns on the plan’s assets, are amortised through operating income over the average remaining service lives of the employees. As there is currently an unrecognised loss under US GAAP, this led to an additional charge to operating income for the year ended 30 June 2006 of £96 million (2005 – £26 million) under US GAAP compared with IFRS.

(ii) The expected return on assets for the period is calculated using the fair (bid) value of assets under IFRS, but is calculated using a smoothed market value of assets under US GAAP. This smoothing can lead to differences in the amount included in the statement of income from the expected return on investments in the pension funds. For the year ended 30 June 2006, the income was £275 million (2005 – £280 million) under IFRS, whereas it was £298 million (2005 – £347 million) under US GAAP. This amount is included in other finance income under IFRS, but in operating income under US GAAP.

(iii) Under IFRS, gains from curtailments are recognised immediately as a credit to the income statement, but under US GAAP, where unrecognised net losses exceed curtailment gains, the net loss is spread through the income statement over the average remaining service lives of the active members. In addition under US GAAP, any unrecognised prior service cost in respect of members involved in the curtailment must be recognised immediately as a charge to operating income. For the

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

year ended 30 June 2006, this led to an additional charge to the income statement of £5 million (2005 – £40 million) under US GAAP compared with IFRS.

(iv) There are some historic losses from past service costs that were not recognised immediately as a charge to operating income under US GAAP. These losses are amortised over the average remaining service lives of the employees. For the year ended 30 June 2006, this led to a charge to operating income of £15 million (2005 – £17 million) under US GAAP.

(v) Under IFRS, the surplus or deficit in post employment plans at the balance sheet date is reported as part of the group’s consolidated net assets. Under US GAAP, only when the plan is in deficit, calculated on the plan’s accrued rather than projected liabilities, is the liability included in the group’s consolidated net assets. If the plan is in surplus, the group’s consolidated net assets include a prepayment or provision which is the difference between the cumulative charges to operating income and the cumulative cash contributions made to the plan.

(d) Derivative instruments in respect of General Mills shares   Under IFRS prior to 30 June 2005, the premium received from the sale to General Mills of options over 29 million ordinary shares of Diageo’s holding in that company was deferred in the balance sheet pending exercise or lapse of the options. On 4 October 2004, 4 million of the shares over which the options were exercisable were disposed of to the group’s UK pension fund. The premium in respect of the option over the 4 million shares was realised in the statement of income in the year ended 30 June 2005. Under US GAAP, the option contracts represented derivatives and, accordingly, were held at their estimated fair values at the balance sheet dates, with changes in fair value included in the statement of income.

From 1 July 2005, following the adoption of IAS 39 – Financial instruments: recognition and measurement, under both IFRS and US GAAP, any changes in fair value of the options have been included in the statement of income. The options over the remaining 25 million ordinary shares expired in October 2005 and resulted in a gain of £8 million under both IFRS and US GAAP.

(e) Financial instruments   The group uses derivative financial instruments for risk management purposes. Under IFRS, prior to the adoption of IAS 39 on 1 July 2005, changes in the fair value of interest rate derivatives and derivatives hedging forecast transactions were not recognised until realised. Since 1 July 2005, all such derivatives are carried at fair value at the balance sheet date. Under IFRS, prior to 1 July 2005, for derivatives hedging the translation of net assets of overseas operations in respect of foreign exchange differences arising on translation to closing rates, changes in their fair value were taken to the statement of recognised income and expense. Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group’s derivatives qualified for and are designated as hedges under US GAAP. Gains and losses that arose from changes in the fair value of derivatives, and gains and losses that arose from changes in the fair value of hedged items attributable to the hedged risk, were charged or credited in determining net income under US GAAP. From 1 July 2005, there are differences between IFRS and US GAAP in respect of interest rate hedging, cash flow hedging and net investment hedging. For interest rate hedging, there are differences between hedge documentation, effectiveness testing methods and transition requirements which result in: (i) some derivatives not being designated as hedges under US GAAP; (ii) a lower level of ineffectiveness arising on those derivatives which can be designated as hedges under US GAAP; and (iii) an adjustment being made to the hedged item for fair value hedges at transition to IAS 39 which is not made under US GAAP. For cash flow hedging, at transition to IAS 39 all derivatives designated as cash flow hedges are considered as hedges prior to the transition date, while for

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

US GAAP the hedge relationship starts from the time the hedge is documented, which in certain cases is the date that IAS 39 was first adopted. Therefore there are differences with respect to the amounts recognised in the hedging reserves and the amount recycled to the income statement at the time the hedged item matures. For net investment hedging, there are differences between hedge designation and effectiveness testing requirements, as a result of which some loans and derivatives cannot be designated as hedges under US GAAP.

(f) Inter company balances   Under IFRS and US GAAP, exchange differences arising on long term inter company balances, for which settlement is not planned nor likely to occur in the foreseeable future, are generally included as equity movements. However, under US GAAP there is a restriction whereby one of the companies with the inter company balance must have the same functional currency as the common parent company, and there must be no intermediate parent company with a different functional currency. Otherwise any exchange differences arising are taken to net income.

(g) Moët Hennessy   The operations of Moët Hennessy are conducted both through a partnership and through a limited company in which the group has 34% interests. Under both IFRS and US GAAP, the investments in Moët Hennessy are accounted for using the equity method of accounting but, as a result of applying accounting differences between IFRS and US GAAP, primarily in respect of accounting for the merger of GrandMet and the Guinness Group referred to in (a) above, the group’s share of the carrying values of the investments are different under IFRS and US GAAP. The group’s share of net income from Moët Hennessy is different between IFRS and US GAAP primarily in respect of accounting differences on fair value accounting for vines and grapes and post employment benefits.

(h) Disposal of General Mills shares   Applying the accounting differences between IFRS and US GAAP resulted in different carrying values for the shares held in General Mills. As a consequence of these different values, a different gain or loss arose on the subsequent disposals of the shares in October 2004 and November 2005. Under IFRS, the investment in General Mills was classified as a non-current investment for the year ended 30 June 2005 at deemed cost and, on the adoption of IAS 39 on 1 July 2005, was reclassified as an available for sale security. Under US GAAP, the investment was held from 1 July 2004 as an available for sale security. Under both IFRS and US GAAP, available for sale securities are held on the balance sheet at fair value with changes in the fair value included in equity. On the disposal of the shares in General Mills, the amount included in equity in respect of the shares disposed of, representing the cumulative change in fair value, was included in net income.

(i) Disposal of businesses   Applying the accounting differences between IFRS and US GAAP can result in changes to the carrying values of certain assets and liabilities. As a consequence of these different carrying values, including related tax balances, different gains or losses may arise on the subsequent disposal of the assets. In addition, the timing of the recognition of a loss on a disposal may be different under IFRS and US GAAP.

(j) Burger King   Under IFRS, the sale of Burger King on 13 December 2002 (the completion date) was accounted for as a disposal in the year ended 30 June 2003, and interest receivable on the subordinated debt was included in interest income in the period to which it related. Under US GAAP, the transaction was not accounted for as a disposal in the year ended 30 June 2003 due to the size of the investment made by the buyer and Diageo’s continued involvement through the guarantee provided by Diageo in respect of the acquisition finance.

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

Under US GAAP, following the completion date, Diageo did not recognise profits of Burger King, nor interest receivable on the subordinated debt due from Burger King, in its income statement but, generally, reflected losses as an impairment charge against the assets retained in the balance sheet. On 13 July 2005, Burger King refinanced its external borrowings on a stand-alone basis, resulting in the release of Diageo from its obligations under the guarantee and the receipt by Diageo of amounts owed in respect of the subordinated debt and cumulative interest. As a consequence, under US GAAP, Burger King has been accounted for as a disposal in the year ended 30 June 2006 and the cumulative deferred interest and cumulative translation adjustment in respect of Burger King have been recognised in the income statement.

(k) Employee share options   From 1 July 2005, Diageo adopted the provisions of SFAS No.123(R) – Share-Based Payment for its US GAAP reporting. As a consequence, for the year ended 30 June 2006, the accounting treatment for equity classified employee stock options was the same under both IFRS and US GAAP.

US GAAP has more stringent criteria than IFRS for determining whether a plan is classified as an equity or liability plan. Liability classified awards are re-measured to fair value at each balance sheet date until the award is settled, whereas equity classified awards are measured at grant date fair value and are not subsequently re-measured. Diageo’s senior executive share option plan (SESOP) is accounted for as a liability plan under US GAAP, whereas under IFRS it is treated as an equity plan. On adoption of SFAS 123(R), Diageo revalued unvested awards in the SESOP plan and recognised a cumulative effect of an accounting change of £2 million net of tax.

For the year ended 30 June 2005, under US GAAP, the group accounted for employee share options in compliance with APB Opinion No.25 – Accounting for Stock Issued to Employees which differs in certain respects from IFRS. Under APB 25, compensation cost for fixed awards (being awards under which both the exercise price and the number of shares are fixed) is determined as the difference between the fair value of the shares at the date of the award and the amount the employee has to pay for the shares. Compensation cost for variable awards (including awards subject to future performance conditions) is measured as the difference between the market price at the period end and the exercise price and is based on the number of awards expected to vest.

(l) Deferred taxation   IFRS requires deferred tax to be recognised, with limited exceptions, in respect of temporary differences arising between the tax written down value of assets and liabilities and the book value, including temporary differences arising as a result of intra group transactions. Similarly US GAAP requires deferred tax to be recognised, with limited exceptions, for taxable temporary differences but, where assets or liabilities are transferred within a group, no deferred tax asset or liability is recognised in respect of changes in tax written down values. IFRS and US GAAP require deferred tax liabilities to be set up for all assets separately identified, where there are temporary differences, including brands, but excluding goodwill not deductible for tax, recognised on a business combination. As the combination of GrandMet and the Guinness Group was accounted for as a merger under IFRS but as an acquisition under US GAAP, as referred to in (a) above, deferred tax liabilities arose in respect of the additional acquired brand values. Other differences exist between IFRS and US GAAP, including differences in respect of share options and profit on the intra group sale of inventories.

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

IFRS requires deferred tax assets and liabilities to be disclosed as non-current items on the balance sheet. Under US GAAP, deferred tax assets and liabilities are classified between current and non-current depending on the items to which they relate.

(m) Earnings per ordinary share   Under IFRS and US GAAP, the calculation of earnings per ordinary share is generally consistent and is based on the weighted average number of ordinary shares outstanding during the period. Earnings per American Depositary Share are calculated on the basis of one American Depositary Share representing four ordinary shares.

(n) Variable interest entities   Following the implementation of FIN 46(R) by Diageo for the year ended 30 June 2005, US GAAP requires the results, assets and liabilities of variable interest entities to be consolidated if the group is regarded as the primary beneficiary. The group has a number of joint arrangements with Moët Hennessy in France and the Far East, involved in the marketing and distribution of the group’s and Moët Hennessy’s premium drinks, which fall within the scope of the Interpretation and have been consolidated. Under IFRS, the group only consolidates the attributable share of the results, assets and liabilities of the joint arrangements measured according to the terms of the arrangement.

For the year ended 30 June 2006, the consolidation of variable interest entities under US GAAP increased sales by £437 million (2005 – £303 million) and operating income by £38 million (2005 – £25 million) as compared with IFRS. Compliance with
FIN 46(R) had no effect on US GAAP net income or shareholders’ equity.

(o) Basis of consolidation   The group has interests in a number of other jointly controlled entities. Under IFRS, the group reports its interest in jointly controlled entities using proportionate consolidation. The group’s share of the assets, liabilities, sales, income and cash flows of jointly controlled entities are included in the appropriate categories of the group’s financial statements on a line-by-line basis. Under US GAAP, these interests are accounted for using the equity method. Under the equity method, the group’s share of the net income and net assets of the jointly controlled entities are reported as one line in the income statement and balance sheet. Applying the equity method of accounting under US GAAP for the year ended 30 June 2006 decreased sales by £110 million (2005 – £100 million) and operating income by £19 million (2005 – £16 million) as compared with IFRS. This difference has no effect on US GAAP net income or shareholders’ equity.

(p) Discontinued operations   Under IFRS, the original disposals of Burger King and Pillsbury met the conditions for separate disclosure as discontinued operations. Under US GAAP, due to Diageo’s continuing involvement in Burger King at the date of disposal through the guarantee provided by Diageo in respect of the acquisition finance, and in Pillsbury due to the shareholding in General Mills, these disposals did not meet the criteria to be classified as discontinued operations.

In the year ended 30 June 2005, the group released a provision of £53 million in respect of the disposal of Burger King, and in the year ended 30 June 2006, the group disposed of its final investment holding in General Mills. Under IFRS, the disposal of Burger King and the release of tax provisions on the original disposal of Pillsbury have been classified in discontinued operations, consistent with the accounting for the original disposals. Under US GAAP, these transactions have been included in continuing operations.

Notes to the consolidated financial statements (continued)

35             Reconciliation to US generally accepted accounting principles (continued)

US GAAP statements of income for the two years ended 30 June 2006 are set out below:

	2006	2005
	£ million	£ million
Sales	10,031	9,170
Excise duties	(2,431)	(2,272)
Net sales	7,600	6,898
Cost of sales	(3,248)	(2,834)
Gross profit	4,352	4,064
Selling, general and administrative expenses	(2,408)	(2,235)
Seagram integration	—	(30)
Thalidomide provision	—	(121)
Derivative instruments in respect of General Mills shares	(30)	27
Burger King	21	53
Disposal of other businesses	2	(2)
Other operating income	5	12
Operating income	1,942	1,768
Disposal of General Mills shares	89	61
Earnings from unconsolidated affiliates (net of tax)	177	150
Investment income	5	17
Interest expense and other finance charges	(263)	(205)
Interest income and other finance income	23	60
Income before income taxes	1,973	1,851
Income taxes	(462)	(313)
Minority interest charges	(82)	(68)
Net income before cumulative effect of accounting change	1,429	1,470
Cumulative effect of change in accounting principle, net of tax	(2)	—
Net income after cumulative effect of accounting change	1,427	1,470

Excise duties comprise £468 million (2005 – £417 million) of duties charged as tax on sales and £1,963 million (2005 – £1,855 million) of duties charged as production and importation taxes. Prior year excise duties have been reclassified as a deduction in arriving at net sales rather than as a separate component of cost of sales consistent with their classification in the current year.

Research and development expenditure was written off to selling, general and administrative expenses in the period in which it was incurred. £39 million (2005 – £41 million) taxation charge in respect of the Moët Hennessy partnership is included in ‘income taxes’ under US GAAP and in ‘share of associates’ profits after tax’ under IFRS.

Notes to the consolidated financial statements (continued)

35             Reconciliation to US generally accepted accounting principles (continued)

Movements in US GAAP shareholders’ equity

	2006	2005
	£ million	£ million
Shareholders’ equity in accordance with US GAAP at beginning of the year	9,853	10,287
Net income	1,427	1,470
Minimum pension liabilities (net of tax)	565	(328)
Dividends	(864)	(849)
New share capital issued	3	6
Net change in employee share trust arrangements (net of tax)	11	(11)
Repurchase of own shares	(1,428)	(710)
Gains/(losses) on available for sale securities	33	(80)
Realised gains on available for sale securities reclassified to income in the year	(106)	(117)
Changes in fair value of hedges (net of tax)	7	—
Exchange differences (net of tax)	7	185
Shareholders’ equity in accordance with US GAAP at end of the year	9,508	9,853

US GAAP summary consolidated balance sheet

	2006	2005
	£ million	£ million
Total current assets	5,026	5,086
Property, plant and equipment	2,057	2,035
Brands	7,336	7,223
Goodwill	3,333	3,245
Other intangible assets	55	64
Other long term assets	2,265	3,917
Total assets	20,072	21,570
Short term borrowings	775	876
Other current liabilities	2,650	2,840
Long term borrowings	4,016	3,751
Other long term liabilities	2,921	4,073
Minority interests	202	177
Shareholders’ equity	9,508	9,853
Total liabilities and shareholders’ equity	20,072	21,570

At 30 June 2006, capitalised software of £72 million (2005 – £79 million) is included above in property, plant and equipment on the US GAAP consolidated balance sheet, but is included in intangible assets on the IFRS consolidated balance sheet.

Notes to the consolidated financial statements (continued)

35             Reconciliation to US generally accepted accounting principles (continued)

An analysis of US GAAP deferred tax included in the US GAAP summary consolidated balance sheet is as follows:

	2006	2005
	£ million	£ million
Current assets	30	196
Other long term assets	37	28
Other current liabilities	(6)	(52)
Other long term liabilities	(1,986)	(1,896)

US GAAP cash flows   The group’s consolidated financial statements include a consolidated statement of cash flows in accordance with IAS 7 – Cash flow statements. The objective and principles of IAS 7 are similar to those set out in the US accounting standard SFAS No.95 – Statement of Cash Flows.

However, under IAS 7,’cash’ for the purposes of the cash flow statement includes bank overdrafts. Under US GAAP, bank overdrafts are classified as borrowings and the movements thereon are included in financing activities. In addition, the accounting for variable interest rate entities and jointly controlled entities differs between IFRS and US GAAP, which changes the amounts included as cash and cash equivalents.

Calculated in accordance with SFAS No.95, cash and cash equivalents at 30 June 2006 and 2005 were as follows:

	2006	2005
	£ million	£ million
Cash and cash equivalents in the consolidated cash flow statement in accordance with IFRS	651	729
Adjustments to conform with US GAAP:
Bank overdrafts	48	58
Variable interest entities	33	26
Jointly controlled entities	(23)	(21)
Cash and cash equivalents in accordance with US GAAP	709	792

Notes to the consolidated financial statements (continued)

35             Reconciliation to US generally accepted accounting principles (continued)

Statement of comprehensive income under US GAAP   Under IFRS, the group presents a consolidated statement of recognised income and expense which is similar to a statement of comprehensive income required by US GAAP. Comprehensive income, under US GAAP, for the two years ended 30 June 2006 is as follows:

	Year ended 30 June 2006			Year ended 30 June 2005
	Before tax	Tax	Net	Before tax	Tax	Net
	£ million	£ million	£ million	£ million	£ million	£ million
Net income	1,889	(462)	1,427	1,783	(313)	1,470
Exchange differences
– unrealised gains arising during the year	36	(12)	24	148	—	148
– realised (gains)/losses reclassified to net income	(17)	—	(17)	37	—	37
Holding gains on available for sale securities
– unrealised gains/(losses) arising during the year	33	—	33	(80)	—	(80)
– realised gains reclassified to net income	(106)	—	(106)	(117)	—	(117)
Changes in fair values of hedges	13	(6)	7	—	—	—
Minimum pension liabilities	685	(120)	565	(361)	33	(328)
Comprehensive income	2,533	(600)	1,933	1,410	(280)	1,130

US GAAP intangible assets   Under US GAAP, up to 30 June 2001, intangible assets were capitalised in the balance sheet and amortised through the statement of income over their useful economic lives, not exceeding 40 years. On 1 July 2001, the group adopted the provisions of SFAS No.142 and ceased to amortise goodwill from this date. The standard directs that goodwill is tested at least annually for impairment rather than being subject to amortisation. The group conducts annual impairment reviews of goodwill at the level of the reporting units which make up each operating segment. Potential impairment is assessed by comparing the carrying value of each reporting unit with its fair value. Fair value is calculated using a discounted cash flow methodology and estimates regarding future growth. These cash flows are discounted at the rate estimated by management to be the weighted average cost of capital for each particular reporting unit. The estimates are based on historical data, various internal estimates and a variety of external sources, and are developed as part of the long term planning process.

Notes to the consolidated financial statements (continued)

35             Reconciliation to US generally accepted accounting principles (continued)

An analysis of movements in intangible assets for the two years ended 30 June 2006 is as follows:

	Brands	Goodwill	Other intangibles	Total
	£ million	£ million	£ million	£ million
Cost
At 1 July 2004	7,632	3,532	167	11,331
Exchange differences	100	14	2	116
Additions	97	97	—	194
Adjustments to tax in respect of acquisitions	—	(29)	—	(29)
At 30 June 2005	7,829	3,614	169	11,612
Exchange differences	(53)	(14)	(1)	(68)
Additions	144	43	2	189
Adjustments to tax in respect of acquisitions	—	76	—	76
Reclassifications	16	(16)	—	—
Disposals	—	(1)	—	(1)
At 30 June 2006	7,936	3,702	170	11,808
Amortisation
At 1 July 2004	602	368	94	1,064
Exchange differences	4	1	—	5
Provided during the year	—	—	11	11
At 30 June 2005	606	369	105	1,080
Exchange differences	(6)	—	(1)	(7)
Provided during the year	—	—	11	11
At 30 June 2006	600	369	115	1,084
Net book value
At 30 June 2006	7,336	3,333	55	10,724
At 30 June 2005	7,223	3,245	64	10,532

The differences in the shareholders’ equity reconciliation between IFRS and US GAAP for brands, goodwill and other intangibles are attributable to historical cost differences of £3,684 million, £3,554 million and £112 million, respectively (2005 – £3,687 million, £3,490 million and £109 million, respectively), less differences on accumulated amortisation of £600 million, £353 million and £96 million, respectively (2005 – £606 million, £353 million and £83 million, respectively). In addition, differences in respect of unconsolidated affiliates amount to £39 million (2005 – £42 million). In segmental information, brands would be reported within ‘Corporate and other’.

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

An analysis of goodwill by reporting segment is as follows:

	North America	Europe	Inter- national	Total
	£ million	£ million	£ million	£ million
At 30 June 2005	959	973	1,313	3,245
Exchange differences	(7)	3	(10)	(14)
Additions	—	43	—	43
Reclassifications and adjustments	78	(10)	(8)	60
Disposals	—	(1)	—	(1)
At 30 June 2006	1,030	1,008	1,295	3,333

Additions to goodwill in the year ended 30 June 2005 by operating segment were as follows: North America £26 million, Europe £66 million and International £5 million.

The estimated amortisation expense for the other intangibles currently in the balance sheet for the succeeding five years ending 30 June is as follows: 2007 – £10 million, 2008 – £7 million, 2009 – £4 million, 2010 – £4 million and 2011 – £4 million.

New accounting standards and pronouncements in the United States

SFAS No. 154 – Accounting Changes and Error Corrections   In May 2005, the FASB issued SFAS No. 154. This statement replaces APB Opinion No. 20 – Accounting Changes (APB 20) and SFAS No. 3 – Reporting Accounting Changes in Interim Financial Statements. APB 20 previously required that most voluntary changes in accounting principle be recognised by including, in net income of the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in financial years beginning after 15 December 2005. The group cannot determine the impact of the adoption of SFAS No. 154 as it depends in part upon future changes to US accounting principles.

SFAS No. 155 – Accounting for Certain Hybrid Financial Instruments (an amendment of FASB Statement Nos. 133 and 140)   In February 2006, the FASB issued SFAS No. 155. This statement provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation, and requires that beneficial interests in securitized financial assets be analyzed to determine whether they are free standing derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS No. 155 is effective for financial years beginning after 15 September 2006. The adoption of SFAS No. 155 is not expected to have a material effect on the results or net assets of the group.

FIN 48 – Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109   In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with FASB Statement No. 109 – Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

FIN 48 is effective for financial years beginning after 15 December 2006. The group is currently assessing the impact of FIN 48 on the results and net assets of the group.

EITF 05-5 – Accounting for Early Retirement or Postemployment Programs with Specific Features (such as terms specified in Altersteilzeit Early Retirement Arrangements)   In June 2005, the FASB issued EITF 05–5 which provides guidance on how to account for specific features of early retirement programmes. It is effective for accounting periods beginning after 15 December 2005 and the application of EITF 05–5 is not expected to have a material effect on the results or net assets of the group.

EITF 04-13 – Accounting for Purchases and Sales of Inventory with the Same Counterparty   In September 2005, the FASB issued EITF 04 – 13 which provides guidance on how to account for two or more inventory purchase and sales transactions with the same counterparty and addresses circumstances under which non-monetary exchanges of inventory within the same line of business should be recognised at fair value. It is effective for new arrangements entered into, and modifications or renewals of existing arrangements beginning, in the first interim or annual reporting period beginning after 15 March 2006. The application of EITF 04-13 is not expected to have a material effect on the results or net assets of the group.

FSP FAS 123(R)-4 – Classification of Options and Similar Instruments Issued as Employee Compensation that Allow for Cash Settlement upon the Occurrence of a Contingent Event   In February 2006, the FASB issued FASB Staff Position FAS 123(R) – 4. This position addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event. The guidance in this FSP amends paragraphs 32 and A229 of SFAS No. 123 (revised 2004) – Share – Based Payment.  It is effective for accounting periods beginning after 3 February 2006 and is not expected to have a material effect on the results or net assets of the group.

FSP FIN 46(R)-6 – Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)   In April 2006, the FASB issued FASB Staff Position FIN 46(R) – 6. This position addresses how a reporting enterprise should determine the variability to be considered in applying FASB Interpretation No. 46 (revised December 2003) – Consolidation of Variable Interest Entities.  The variability that is considered in applying FIN 46(R) affects the determination of: (a) whether the entity is a variable interest entity (VIE); (b) which interests are variable interests in the entity; and (c) which party, if any, is the primary beneficiary of the VIE. That variability will affect any calculation of expected losses and expected residual returns, if such a calculation is necessary. It is effective for all entities (including newly created entities) with which that enterprise first becomes involved, and to all entities previously required to be analysed under FIN 46(R) when a reconsideration event has occurred, starting from the first day of the first reporting period beginning after 15 June 2006. It is not expected to have a material effect on the results or net assets of the group.

Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the AICPA and the SEC are not believed by management to have a material impact on Diageo’s present or future consolidated financial statements.

Employee share compensation   For the year ended 30 June 2005, the group complied with APB Opinion No. 25 – Accounting for Stock Issued to Employees.  From 1 July 2005, the group adopted the provisions of SFAS No. 123(R) – Share – Based Payment using the modified prospective transition method. Under this method, compensation expense, determined using the fair value of the underlying option or

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

share, is charged to the income statement for new grants made in the year ended 30 June 2006 and any unvested grants made in prior years. Compensation expense is recognised on a straight – line basis over the vesting period of the share option or grant. For the year ended 30 June 2006, this resulted in a charge of £23 million included in selling, general and administrative expenses and £5 million in cost of goods sold. In accordance with the modified prospective transition method, the US GAAP financial information for prior periods has not been restated.

At 30 June 2006, there was £34 million of unrecognised compensation cost in respect of non vested share-based compensation granted under the various share option and share award plans. The cost is expected to be recognised over a weighted average period of two years.

The cash received from the exercise of options for the year ended 30 June 2006 was £69 million (2005 – £69 million).

All share option schemes, with the exception of SESOP, are equity-classified awards under SFAS No. 123(R). SESOP is a liability-classified award which is re-measured to fair value at each balance sheet date until the award vests. If the group had elected to recognise compensation expense based upon SFAS No. 123 in prior years, the net income and basic and diluted earnings per ordinary share for the year ended 30 June 2005 would have been the pro forma amounts set out below:

2005
£ million
Net income
As reported under US GAAP	1,470
Stock – based compensation, net of related tax effects, included in the determination of net income as reported	17
Stock – based employee compensation expense, under fair value based method for all awards, net of related tax effects	(26)
Pro forma net income	1,461
Basic earnings per ordinary share
As reported under US GAAP	49.5p
Pro forma basic earnings per ordinary share	49.2p
Diluted earnings per ordinary share
As reported under US GAAP	49.4p
Pro forma diluted earnings per ordinary share	49.1p

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

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

The total periodic charge for the group’s pension plans, calculated in accordance with SFAS No. 87, was as follows:

	2006	2005
	£ million	£ million
Service cost	(103)	(96)
Interest cost	(245)	(264)
Expected return on assets	297	347
Amortisation of:
Unrecognised prior service cost	(15)	(16)
Unrecognised net loss	(94)	(27)
Terminations, curtailments and settlements	(3)	(22)
Net periodic pension charge	(163)	(78)

The funded status of the group’s pension plans under US GAAP was as follows:

	2006	2005
	£ million	£ million
Projected benefit obligations at beginning of the year	5,297	4,607
Exchange differences	10	16
Reclassification to other postretirement plans	(24)	—
Acquisition of businesses	9	—
Other plans not previously disclosed	—	117
Service cost	103	96
Interest cost	245	264
Actuarial (gain)/loss	(157)	424
Employee contributions	11	11
Benefits and expenses paid	(243)	(232)
Curtailments and settlements	—	(9)
Special termination settlements	1	2
Plan amendments	—	1
Projected benefit obligations at end of the year	5,252	5,297
Plan assets at fair value at beginning of the year	4,142	3,663
Exchange differences	6	16
Reclassification to other postretirement plans	(3)	—
Acquisition of businesses	6	—
Other plans not previously disclosed	—	68
Actual return on plan assets	584	478
Contributions by the group	97	138
Employee contributions	11	11
Benefits and expenses paid	(243)	(232)
Plan assets at fair value at end of the year	4,600	4,142
Excess of benefit obligations over plan assets	(652)	(1,155)
Unrecognised prior service cost	59	74
Unrecognised net loss	1,224	1,761
	631	680

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

The amounts recognised in the US GAAP summary consolidated balance sheet were as follows:

	2006	2005
	£ million	£ million
Pension prepayment	284	57
Accrued benefit liabilities	(400)	(823)
Intangible asset	62	78
Accumulated other comprehensive income	685	1,368
	631	680

The total accumulated benefit obligation at 30 June 2006 was £4,874 million (2005 – £4,877 million). There are a number of pension plans where the plan assets are less than the accumulated benefit obligations at 30 June 2006. With respect to these plans, the aggregated projected benefit obligations, accumulated benefit obligations and fair value of plan assets were £4,093 million, £3,855 million and £3,464 million, respectively (2005 – £5,180 million, £4,781 million and £3,984 million, respectively).

The following weighted average assumptions were used to determine the benefit obligations for the group’s pension plans at 30 June in the relevant year. The assumptions used to calculate the net periodic costs for the year to 30 June are based on the assumptions disclosed as at the previous 30 June:

	US plans		Non-US plans
	2006	2005	2006	2005
	%	%	%	%
Rate of general increase in salaries	3.4	3.0	3.9	3.9
Discount rate for plan liabilities	6.3	5.0	5.1	4.7
Expected long term rate of return on plan assets	7.4	6.5	7.3	6.9

For the UK and US plans, there are, in addition to the above percentages, age related promotional salary increases.

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

Notes to the consolidated financial statements (continued)

35             Reconciliation to US generally accepted accounting principles (continued)

The postretirement medical and life insurance costs and accrued postretirement benefits of the plans, calculated in accordance with SFAS No.106, were as follows:

	2006	2005
	£ million	£ million
Service cost	(4)	(1)
Interest cost	(6)	(4)
Unrecognised net losses	(2)	—
Postretirement charge	(12)	(5)
Projected benefit obligations at beginning of the year	93	66
Exchange differences	(3)	2
Reclassification from other postretirement plans	3	—
Other plans not previously disclosed	—	5
Service cost	4	1
Interest cost	6	4
Actuarial loss	2	19
Plan amendments	1	—
Benefits and expenses paid	(4)	(4)
Projected benefit obligations at end of the year	102	93
Plan assets at fair value at beginning of the year	2	2
Contributions by the group	4	4
Benefits and expenses paid	(4)	(4)
Plan assets at fair value at end of the year	2	2
Excess of benefit obligations over plan assets	(100)	(91)
Unrecognised prior service cost	4	3
Unrecognised net loss	26	22
Accrued postretirement benefits at end of the year	(70)	(66)

The weighted average discount rate used for determining the obligations of postretirement medical plans in the United States is 6.3% (2005 – 5.0%). The weighted average medical inflation for beneficiaries is 9% reducing by 1% per year to 5% (2005 – 10% reducing by 1% per year to 5%).

The impact on the aggregated service cost and interest cost and on the accumulated postretirement benefit obligations of a 1% increase and a 1% decrease in future medical care inflation is as follows:

	2006	2005
	£ million	£ million
Impact of 1% increase in medical care inflation rates:
Aggregate of service cost and interest cost	2	1
Projected benefit obligations at end of the year	13	13
Impact of 1% decrease in medical care inflation rates:
Aggregate of service cost and interest cost	(1)	(1)
Projected benefit obligations at end of the year	(12)	(11)

In addition to the postretirement medical plans, there are other postretirement plans with an income statement charge of £7 million (2005 – £2 million) and, at 30 June 2006, plan assets of £4 million (2005 – £nil) and projected benefit obligations of £51 million (2005 – £29 million).

Notes to the consolidated financial statements (continued)

36             Post balance sheet events

In the period from the balance sheet date to 30 August 2006, the company acquired 18.3 million shares to be held as treasury shares for a total consideration of £170 million including expenses.

Principal group companies

	Country of incorporation	Country of operation	Percentage of equity owned	Business description
Subsidiaries
Diageo Ireland	Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Great Britain Limited	England	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Brands BV	Netherlands	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo North America, Inc	United States	Worldwide	100%	Production, importing and marketing of premium drinks
Diageo Capital plc(a)	Scotland	United Kingdom	100%	Financing company for the group
Diageo Finance plc(a)	England	United Kingdom	100%	Financing company for the group
Diageo Capital BV	Netherlands	Netherlands	100%	Financing company for the group
Diageo Finance BV	Netherlands	Netherlands	100%	Financing company for the group
Diageo Investment Corporation	United States	United States	100%	Financing company for the US group
Associate
Moët Hennessy, SNC(b)	France	France	34%	Production and distribution of premium drinks

(a)           Directly owned by Diageo plc.

(b)          French partnership.

All percentages, unless otherwise stated, relate to holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.

Unaudited computation of ratio of earnings to fixed charges and preferred share dividends

Under IFRS (unaudited)

	2006	2005
	£ million	£ million
Earnings
Income before taxes on income, minority interests and discontinued operations	2,146	1,925
Less: Share of associates’ income	(131)	(121)
Add: Dividend income receivable from associates	106	104
Add: Fixed charges	284	325
Less: Preferred share dividends payable	—	(11)
	2,405	2,222
Fixed charges (note (1))
Interest payable and other finance charges (note (2))	261	289
Add: Preferred share dividends payable	—	11
Add: One third of rental expense	23	25
	284	325
	ratio	ratio
Ratio	8.5	6.8

Notes:

(1)          The IFRS fixed charges exclude finance charges in respect of post employment plan liabilities.

(2)          Interest payable under IFRS for the year ended 30 June 2006 includes £15 million in respect of fair value adjustments to the group’s derivative instruments.

Unaudited computation of ratio of earnings to fixed charges and preferred share dividends (continued)

Under US GAAP (unaudited)

	2006	2005	2004	2003	2002
	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes from continuing operations	1,973	1,851	2,010	866	3,250
Less: Share of unconsolidated affiliates’ income other than 50% unconsolidated affiliates	(163)	(144)	(236)	(242)	(142)
Add: Dividend income receivable from unconsolidated affiliates other than 50% unconsolidated affiliates	106	104	219	57	76
Add: Fixed charges	286	241	266	672	1,029
Less: Preferred share dividends payable	—	(11)	(32)	(35)	(38)
	2,202	2,041	2,227	1,338	4,175
Fixed charges
Interest payable (note (1))	263	205	210	609	950
Add: Preferred share dividends payable	—	11	32	35	38
Add: Share of 50% unconsolidated affiliates’ interest payable	—	—	2	1	1
Add: One third of rental expense for continuing operations	23	25	22	27	40
	286	241	266	672	1,029
	ratio	ratio	ratio	ratio	ratio
Ratio	7.7	8.5	8.4	2.0	4.1

Note:

(1)          Interest payable under US GAAP for the year ended 30 June 2006 includes a charge of £31 million (2005 – a credit of £75 million; 2004 – a credit of £164 million, 2003 – a charge of £88 million, 2002 – a charge of £436 million) in respect of fair value adjustments to the group’s derivative instruments.

Additional information for shareholders

Legal proceedings

(i) Colombian litigation   An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo intends to defend itself vigorously against this lawsuit.

(ii) Alcohol advertising litigation   A number of similar putative class actions are pending in state and federal courts in the United States against Diageo plc, Diageo North America Inc and other Diageo entities, along with a large group of other beverage alcohol manufacturers, brewers and importers. All have been brought by the same national counsel. In each action, the plaintiffs seek to pursue their claims on behalf of parents and guardians of people under the legal drinking age who illegally bought alcohol beverages during the period from 1982 to the present. Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. Some complaints include additional claims based on conspiracy, nuisance and on other legal theories. The litigation is ongoing and Diageo intends to defend itself vigorously against these claims.

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

Material contracts

Supplemental marketing agreement and waiver   On 23 June 2004, Diageo and General Mills, Inc entered into a Supplemental Marketing Agreement and Waiver (SMA). Under the terms of the SMA, Diageo and General Mills agreed to work in good faith toward the implementation of a transaction to sell 49,907,680 shares of General Mills common stock owned by Diageo. On 23 June 2004, General Mills filed a registration statement with the US Securities and Exchange Commission that included 49,907,680 shares of General Mills common stock owned by Diageo. On 4 October 2004, Diageo completed the sale of these shares, with 33,314,760 shares sold in a publicly registered offering and the remaining 16,592,920 shares sold directly to General Mills. Also on 4 October 2004, Diageo transferred a further 4 million General Mills shares to the Diageo UK pension fund. All of these sales were at a price of $44.40 per share.

Put option agreement on General Mills shares   On 24 August 2005, Diageo entered into a put option agreement giving the group the option to sell all of its remaining 25 million shares of General Mills common stock to Lehman Brothers International (Europe) for settlement over five business days between 4 and 10 November 2005, payable by Diageo for the exercise price of $51.56 per share (representing a total value of $1,294 million). The premium payable by Diageo for the put options was $5.56 per share (representing a total cost of $140 million). The options were exercised, generating net proceeds of $1,154 million.

Agreement for the acquisition of the Seagram spirits and wine businesses   On 19 December 2000, Diageo and Pernod Ricard SA entered into a stock and asset purchase agreement (the SAPA) with Vivendi

Additional information for shareholders (continued)

Material contracts (continued)

Universal SA, whereby Pernod Ricard and Diageo agreed to acquire stock and assets of the worldwide spirits, wines, wine and malt coolers, other malt beverages, fortified wines, non-alcoholic mixers and other alcoholic and non-alcoholic beverages business of The Seagram Company Ltd. The acquisition was completed on 21 December 2001.

The acquisition consideration, under the SAPA, was $8.15 billion (£5.62 billion) in cash, subject to a number of adjustments. Diageo’s share of the purchase price, after adjustment, was £3.7 billion. The terms of the bidding and acquisition arrangements between Pernod Ricard and Diageo for the Seagram acquisition were governed by the Framework Implementation Agreement, a formal agreement entered into on 4 December 2000 which was subsequently amended and restated (the FIA). The FIA set out (amongst other things) principles governing the split of the Seagram spirits and wine businesses, the integration process for the business and the interim management of the non-core businesses. The FIA was terminated by the execution of a further agreement on 21 December 2002 which was subsequently amended and supplemented (the SOFIA) although this termination is without prejudice to any prior breaches of the FIA. Under the SOFIA, all material assets that were jointly acquired by Pernod Ricard and Diageo from Vivendi Universal are allocated between Diageo and Pernod Ricard. A number of the provisions of the FIA have been carried forward into the SOFIA in modified form. These include provisions relating to the parties’ responsibility for liabilities incurred by or in connection with the various businesses acquired under the SAPA including for the sharing of certain liabilities between the parties. Where liability is to be shared between Diageo and Pernod Ricard, this is generally on the basis of the same 60.9/39.1 ratio adopted for the FIA (subject to, amongst other things, de minimis limitations that limit the ability of one party to recover from the other in certain cases and to detailed conduct of claims provisions). The SOFIA also provides for the settlement of various historic and ongoing claims between the parties under the FIA and for the settlement of various costs and expenses (including future costs and expenses). In addition, the SOFIA provides the basis for the management of the remaining jointly-owned businesses including for their future restructuring and/or liquidation.

Related party transactions

Transactions with directors are disclosed in the directors’ remuneration report (see ‘Directors’ remuneration report – Additional information’) and transactions with other related parties are disclosed in note 31 to the consolidated financial statements.

Share capital

As at 20 September 2006, Diageo had an authorised share capital of 5,329 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £1,542 million, and an allotted and fully paid share capital of 3,045 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £881 million (including treasury shares and shares owned by the employee share trusts).

Major shareholders   At 20 September 2006, the following substantial interests (3% or more) in the company’s ordinary share capital (voting securities) had been notified to the company: The Capital Group Companies, Inc – 138,191,478 ordinary shares (4.97% of the issued ordinary share capital (excluding treasury shares) of Diageo plc at 25 August 2006, the date of notification) and Barclays plc – 91,189,550 ordinary shares (3.13% of the issued ordinary share capital (excluding treasury shares) of Diageo plc at 18 November 2005, the date of notification). The company’s substantial shareholders do not have different

Additional information for shareholders (continued)

Share capital (continued)

voting rights. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government.

Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company. As at the close of business on 14 August 2006, 473,657,645 ordinary shares, including those held through ADSs, were held by approximately 2,637 holders (including American Depositary Receipt (ADR) holders) with registered addresses in the United States, representing approximately 17% of the outstanding ordinary shares (excluding treasury shares). At such date, 118,188,624 ADSs were held by 1,874 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet or Guinness Group ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

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

Only member firms of the Exchange can enter or delete orders on behalf of clients or on their own account. All orders are anonymous. Although use of the order book is not mandatory, all trades, whether or not executed through the order book and regardless of size, are published immediately after execution. Trades greater than eight times normal market size may be conducted under a worked principal regime, in which a member firm acting as principal commits to carry out, at some point in the future, a transaction in a size exceeding eight times normal market size. Member firms must agree a basis price with their client and must offer the potential for improvement in price and/or size. Worked principal agreements must be notified to the Exchange when entered into, although notifications are not published until the end of the business day or until 80% of the trade has been unwound.

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

Additional information for shareholders (continued)

Share capital (continued)

The following table shows, for the periods indicated, the reported high and low middle market quotations (which represent an average of bid and asked prices) for the ordinary shares on the Exchange, taken from its Daily Official List, and the highest and lowest sales prices for ADSs as reported on the NYSE composite tape.

	Per ordinary share		Per ADS
	High	Low	High	Low
	pence	pence	$	$
Year ended 30 June
2002	941	644	55.01	38.50
2003	851	582	52.36	38.00
2004	780	625	57.38	40.59
2005	824	658	60.96	48.58
2006	928	777	68.98	55.11
Three months ended
September 2004	733	658	54.20	48.58
December 2004	751	697	57.88	50.47
March 2005	759	721	58.53	54.53
June 2005	824	758	60.96	57.33
September 2005	829	777	61.46	55.11
December 2005	862	816	60.34	57.34
March 2006	928	823	65.33	58.84
June 2006	919	865	68.98	62.35
2006 monthly
January	854	823	60.37	58.84
February	878	841	61.80	59.19
March	928	880	65.33	62.38
April	919	881	66.19	62.35
May	912	865	68.98	65.32
June	919	880	68.42	66.01
July	942	894	70.64	65.66
August	959	920	73.35	69.51
Up to 20 September	951	926	72.47	69.54

At close of business on 20 September 2006, the market prices for ordinary shares and ADSs were 942 pence and 71.61, respectively.

Memorandum and articles of association

The following description summarises certain provisions of Diageo’s memorandum and of its articles of association (as adopted by special resolution at the Annual General Meeting on 18 October 2005) and applicable English law concerning companies (the Companies Acts). This summary is qualified in its entirety by reference to the Companies Acts and Diageo’s memorandum and articles of association. Information on where investors can obtain copies of the memorandum and articles of association is provided under ‘Additional information for shareholders – Documents on display’ below.

All of Diageo’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by Diageo from the holders of such shares.

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

Objects and purposes   Diageo is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307. Diageo’s objects and purposes are set forth in the fourth clause of its memorandum of association and cover a wide range of activities, including carrying on the business of a holding company, carrying on the business of producing, distributing and marketing branded drinks and brewing, distilling and manufacturing wines, spirits and mineral or other types of water, as well as doing anything incidental or conducive to the attainment of its objectives. The memorandum of association grants Diageo a broad range of powers to effect these objectives.

Directors   Diageo’s articles of association provide for a board of directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three directors and not more than 25 directors, who shall manage the business and affairs of Diageo. Directors may be elected by the members in a general meeting or appointed by the board of directors. At each annual general meeting at least one-third of the directors, representing those directors who have been in office the longest since their last election, are required to resign and are then reconsidered for election, assuming they wish to stand for re-election. In addition, any directors aged 70 or more at the date of the annual general meeting and any directors appointed by the board of directors since the last annual general meeting are also required to resign and submit themselves for re-election (assuming they wish to stand for re-election) at each annual general meeting.

Under Diageo’s articles of association, a director cannot vote in respect of any proposal in which the director, or any person connected with the director, has a material interest. However, this restriction on voting does not apply to resolutions (a) giving the director any guarantee, security or indemnity in respect of obligations or liabilities incurred for the benefit of Diageo, (b) giving any guarantee, security or indemnity to a third party in respect of obligations of Diageo for which the director has assumed responsibility under an indemnity or guarantee or by the giving of security, (c) relating to an offer of securities of Diageo in which the director participates or may participate as a holder of shares or other securities or in the underwriting, (d) relating to any contract in which the director is interested by virtue of the director’s interest in securities of Diageo or by reason of any other interest in or through Diageo, (e) concerning any other company in which the director is directly or indirectly interested, provided that the director does not own 1% or more of that company, (f) relating to the arrangement of any employee benefit (including any retirement benefit plan) in which the director will share equally with other employees, (g) relating to any insurance that Diageo purchases or maintains for its directors or any group of people, including directors, (h) giving the director an indemnity where all the other directors are being offered indemnities on substantially the same terms, and (g) for the funding by Diageo of the director’s expenditure on defending proceedings or the doing by Diageo of anything to enable the director to avoid incurring such expenditure where all the other directors are being offered substantially the same arrangements.

Under the articles of association, compensation awarded to executive directors may be decided by the board or any authorised committee of the board. The remuneration committee is responsible for making recommendations to the board concerning matters relating to remuneration policy. It is comprised of all the non-executive directors except for Lord Blyth.

The directors are empowered to exercise all the powers of Diageo to borrow money, subject to the limitation that the aggregate amount of all net external borrowings of the group outstanding at any time shall not exceed an amount equal to twice the aggregate of the group’s adjusted capital and reserves

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

calculated in the manner prescribed in the articles of association, unless sanctioned by an ordinary resolution of Diageo’s shareholders.

Directors are not required to hold any shares of Diageo as a qualification to act as a director.

Dividend rights   Holders of Diageo’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends may be paid to an approved depositary in currencies other than pounds sterling and such dividends will be calculated using an appropriate market exchange rate as determined by the directors in accordance with Diageo’s articles of association.

If a dividend has not been claimed, the directors may invest the dividend or use it in some other way for the benefit of Diageo until the dividend is claimed. If the dividend remains unclaimed for 12 years after the date such dividend was declared or became due for payment, it will be forfeited and will revert to Diageo (unless the directors decide otherwise).

Diageo’s articles of association permit payment or satisfaction of a dividend wholly or partly by distribution of specific assets, including fully paid shares or debentures of any other company. Such action must be directed by the general meeting which declared the dividend and upon the recommendation of the directors.

Voting rights   Voting at any general meeting of shareholders is by a show of hands unless a poll is duly demanded. On a show of hands, every shareholder who is present in person at a general meeting (and every proxy appointed by a shareholder and present at a general meeting) has one vote regardless of the number of shares held by the shareholder (or represented by the proxy). On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder. A poll may be demanded by any of the following:

•       the chairman of the meeting;

•       at least three shareholders entitled to vote and present in person or by proxy at the meeting;

•       any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to attend and vote at the meeting; or

•       any shareholder or shareholders present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Matters are transacted at general meetings of Diageo by the proposing and passing of three kinds of resolutions:

•       ordinary resolutions, which include resolutions for the election, re-election and removal of directors, the approval of financial statements, the declaration of final dividends, the appointment and re-appointment of auditors, the increase of authorised share capital and the grant of authority to allot shares;

•       special resolutions, which include resolutions amending Diageo’s memorandum or articles of association and resolutions relating to certain matters concerning Diageo’s winding up; and

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

•       extraordinary resolutions, which include resolutions modifying the rights of any class of Diageo’s shares at a meeting of the holders of such class.

An ordinary resolution requires the affirmative vote of a simple majority of the votes cast at a meeting at which there is a quorum in order to be passed. Special and extraordinary resolutions require the affirmative vote of not less than three-quarters of the votes cast at a meeting at which there is a quorum in order to be passed. The necessary quorum for a meeting of Diageo is a minimum of two shareholders present in person or by proxy and entitled to vote.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast the deciding vote in addition to any other votes he may have.

Liquidation rights   In the event of the liquidation of Diageo, after payment of all liabilities and deductions taking priority in accordance with English law, the balance of assets available for distribution will be distributed among the holders of ordinary shares according to the amounts paid up on the shares held by them. A liquidator may, with the sanction of a special resolution of the shareholders and any other sanction required by the Companies Acts, divide among the shareholders the whole or any part of Diageo’s assets. Alternatively, a liquidator may, upon the adoption of a special resolution of the shareholders, vest the assets in whole or in part in trustees upon such trusts for the benefit of shareholders, but no shareholder is compelled to accept any assets upon which there is a liability.

Pre-emptive rights and new issues of shares   While holders of ordinary shares have no pre-emptive rights under the articles of association, the ability of the directors to cause Diageo to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted. Under the Companies Acts, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company’s articles of association or given by its shareholders in general meeting, but which in either event cannot last for more than five years. Under the Companies Acts, Diageo may also not allot shares for cash (otherwise than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders.

Disclosure of interests in Diageo’s shares   There are no provisions in the articles of association whereby persons acquiring, holding or disposing of a certain percentage of Diageo’s shares are required to make disclosure of their ownership percentage, although there are such requirements under the Companies Acts. The basic disclosure requirement under sections 198 to 210 of the Companies Act 1985 imposes upon a person interested in the shares of Diageo a statutory obligation to notify Diageo in writing of details set out in that Act where:

(a)          he acquires or ceases to have an interest in shares comprising any class of Diageo’s issued and voting share capital; and

(b)         as a result, either he obtains, or ceases to have:

(i)             a ‘material interest’ in 3% or more of the nominal value of any class of Diageo’s issued voting share capital; or

(ii)         an aggregate interest (whether material or not) in 10% or more of the nominal value of any class of Diageo’s issued voting share capital; or

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

(c)          the percentage of his interest in Diageo’s issued voting share capital remains above the relevant level and changes by a whole percentage point or more.

A ‘material interest’ for these purposes includes any interest of the relevant person’s spouse or child or step-child, any interest of a company which is accustomed to act in accordance with the relevant person’s instructions or in which one-third or more of the votes are controlled by such person and certain other interests set out in the Companies Act 1985, but excludes any interest arising only by virtue of a person being an investment manager or an operator of a unit trust, recognised scheme, collective investment scheme or open-ended investment company.

The Companies Act 1985 sets out particular rules of disclosure where two or more parties have entered into an agreement to acquire interests in shares of a public company, and the agreement imposes obligations or restrictions on any such party with respect to the use, retention or disposal of their interests in the shares and an acquisition of shares by a party pursuant to the agreement has taken place. Under section 212 of the Companies Act 1985, Diageo may, by notice in writing, require a person that Diageo knows or has reasonable cause to believe is or was during the three years preceding the date of notice interested in Diageo’s shares to indicate whether or not that is the case and, if that person does or did hold an interest in Diageo’s shares, to provide certain information as set out in that Act.

The Companies Act 1985 further deals with the disclosure by persons of interests in shares or debentures of the companies of which they are directors and certain associated companies.

The City Code on Takeovers and Mergers also contains strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also to their respective associates during the course of an offer period.

General meetings and notices   At least 21 clear days’ written notice of an annual general meeting is required. An annual general meeting may be held on shorter notice provided that all the shareholders entitled to attend and vote at the meeting agree. Any general meeting which is not an annual general meeting is called an ‘extraordinary general meeting’. At least 14 clear days’ written notice of any extraordinary general meeting is required, unless a special resolution or a resolution on which special notice has been given to Diageo is proposed, in which case 21 clear days’ written notice is required. Any extraordinary general meeting may be held on shorter notice if a majority in number of shareholders, who together hold at least 95% in nominal value of Diageo’s shares giving a right to attend and vote at such meeting, agree.

Under Diageo’s articles of association, the annual general meeting of shareholders must be held within 15 months of the preceding annual general meeting and at a time and place determined by the directors.

Variation of rights   If, at any time, Diageo’s share capital is divided into different classes of shares, the rights attached to any class of shares may be varied, subject to the provisions of the Companies Acts, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.

At every such separate meeting, all of the provisions of the articles of association relating to proceedings at a general meeting apply, except that (a) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one-third in nominal value of the issued

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds, (b) any person present in person or by proxy may demand a poll, and (c) each shareholder present in person or by proxy and entitled to vote will have one vote per share held in that particular class in the event a poll is taken.

Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in all respects or by the reduction of the capital paid up on such shares or by the purchase or redemption by Diageo of its own shares, in each case in accordance with the Companies Acts and the articles of association.

Repurchase of shares   Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo’s issued share capital. Diageo currently has shareholder authority to buy back up to 305,041,222 ordinary shares during the period up to the Annual General Meeting. The minimum price which must be paid for such shares is 28 101/108 pence and the maximum price is an amount equal to 105% of the average of the middle market quotations for an ordinary share for the five preceding business days.

Exchange controls

There are currently no UK foreign exchange control restrictions on the payment of dividends to US persons on Diageo’s ordinary shares or on the conduct of Diageo’s operations.

There are no restrictions under the company’s memorandum and articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote the company’s ordinary shares.

Please refer to the ‘Taxation’ section below for details relating to the taxation of dividend payments.

Documents on display

The latest Annual Report, the Annual Review and any related documents of the company may be inspected at the Securities and Exchange Commission’s public reference rooms located at 100 F Street, NE, Washington, DC 20549. Information on the operation of the public reference room can be obtained by calling the Securities and Exchange Commission at 1 800 SEC 0330

Taxation

This section provides a descriptive summary of US federal income tax and UK tax consequences that are likely to be material to the holders of the ordinary shares or ADSs, who hold their ordinary shares or ADSs as capital assets for tax purposes. It does not purport to be a complete technical analysis or a listing of all potential tax effects relevant to the ownership of the ordinary shares and ADSs. This section does not apply to any holder who is subject to special rules, including:

•  a dealer in securities or foreign currency;

•  a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•  a tax-exempt organisation;

Additional information for shareholders (continued)

Taxation (continued)

•       a life insurance company;

•       a person liable for alternative minimum tax;

•       a person that actually or constructively owns 10% or more of the voting stock of Diageo;

•       a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•       a US holder (as defined below) whose functional currency is not the US dollar;

•       a partnership.

For UK tax purposes, this summary applies only to persons who are the absolute beneficial owners of their shares or ADSs and assumes that holders of ADSs will be treated as holders of the underlying ordinary shares. In addition to those persons mentioned above, special rules may apply to holders that are banks, regulated investment companies, other financial institutions or to persons who have or are deemed to have acquired their ordinary shares or ADSs in the course of an employment. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of the United Kingdom all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income and Capital Gains (the Treaty). These laws are subject to change, possibly on a retroactive basis.

In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, and taking into account this assumption, for US federal income tax purposes and for the purposes of the Treaty, holders of ADRs evidencing ADSs will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to US federal income tax or to UK tax.

A US holder is a beneficial owner of ordinary shares or ADSs that is for US federal income tax purposes:

•       a citizen or resident for tax purposes of the United States and who is not and has at no point been resident or ordinarily resident in the United Kingdom;

•       a US domestic corporation;

•       an estate whose income is subject to US federal income tax regardless of its source; or

•       a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

This section is not intended to provide specific advice and no action should be taken or omitted in reliance upon it. This discussion addresses only certain aspects of US federal income tax and UK income tax, corporation tax, capital gains tax, inheritance tax and stamp taxes.

Dividends   UK taxation   There is no UK withholding tax on dividends. A shareholder who is an individual resident for UK tax purposes in the United Kingdom that receives a dividend from the company will generally be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable

Additional information for shareholders (continued)

Taxation (continued)

on the total of the dividend and the related credit, known as the gross dividend, which will be regarded as the top slice of the individual’s income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend calculated as 32.5% of the gross dividend less the related tax credit. A shareholder that is a company resident for tax purposes in the United Kingdom will not generally be taxable on any dividend it receives in respect of the shares. A shareholder who is not liable for tax on dividends received on the shares will not be entitled to claim payment of the tax credit in respect of those dividends.

Eligible US holders will not normally be entitled to a tax credit under the Treaty, nor will they be subject to a withholding tax by the United Kingdom.

US taxation   Under the US federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend paid to a US holder by Diageo in respect of its ordinary shares or ADSs out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) is subject to US federal income taxation. Dividends paid to a non-corporate US holder in taxable years beginning before 1 January 2011 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the ordinary shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by Diageo with respect to its ordinary shares or ADSs will be qualified dividend income to US holders that meet the holding period requirement. Under the Treaty, dividends will not be subject to UK withholding tax. Therefore, the US holder will include in income for US federal income tax purposes only the amount of the dividend actually received, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

The dividend must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the United States, and dividends paid in taxable years beginning before 1 January 2007 generally will be ‘passive’ or ‘financial services’ income, while dividends paid in taxable years beginning after 31 December 2006 will generally be ‘passive’ or ‘general’ income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder. The amount of the dividend distribution that must be included in income of a US holder will be the US dollar value of the pence payments made, determined at the spot UK sterling/US dollar foreign exchange rate on the date the dividend distribution is included in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

Additional information for shareholders (continued)

Taxation (continued)

Taxation of capital gains   UK taxation   A citizen or resident (for tax purposes) of the United States who has at no time been either resident or ordinarily resident in the United Kingdom will not be liable for UK tax on capital gains realised or accrued on the sale or other disposal of ordinary shares or ADSs, unless the ordinary shares or ADSs are held in connection with a trade or business carried on by the holder in the United Kingdom through a UK branch, agency or a permanent establishment.

US taxation   Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that is realised and the tax basis, determined in US dollars, in the ordinary shares or ADSs. Capital gain of a non-corporate US holder that is recognised in taxable years beginning before 1 January 2011 is taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

A US holder who is liable for both UK and US tax on a gain on the disposal of ordinary shares or ADSs will generally be entitled, subject to certain limitations, to a credit against the holder’s US federal income tax liability for the amount of any UK tax paid in respect of such gain.

PFIC rules   Diageo believes that ordinary shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. Instead, US holders would be treated as if the holder had realised such gain and certain ‘excess distributions’ pro-rated over the holder’s holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received from Diageo will not be eligible for the special tax rates applicable to qualified dividend income if Diageo is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

UK inheritance tax   An ordinary share or ADS held by an individual shareholder who is domiciled in the United States for the purposes of the Convention between the United States and the United Kingdom relating to estate and gift taxes (the Convention) and is not a UK national as defined in the Convention will not be subject to UK inheritance tax on the individual’s death (whether held on the date of death or gifted during the individual’s lifetime) except where the ordinary share or ADS is part of the business property of a UK permanent establishment of the individual or pertains to a UK fixed base of an individual who performs independent personal services. The Convention generally provides for inheritance tax paid in the United Kingdom to be credited against federal, gift or estate tax payable in the United States, or for federal, gift or estate tax paid in the United States to be credited against any inheritance tax payable in the United Kingdom, based on priority rules set forth in the Convention, in a case where an ordinary share or ADS is subject both to UK inheritance tax and to US federal gift or estate tax.

UK stamp duty and stamp duty reserve tax   Stamp duty reserve tax (SDRT) arises upon the deposit of an underlying ordinary share with the Depositary, generally at the higher rate of 1.5% of its issue price or, as the case may be, of the consideration for transfer. The Depositary will pay the SDRT but will recover an amount in respect of such tax from the initial holders of ADSs.

Additional information for shareholders (continued)

Taxation (continued)

No UK stamp duty will be payable on the acquisition or transfer of ADSs in practice, provided that the instrument of transfer is not executed in the United Kingdom and remains at all times outside the United Kingdom. Furthermore, an agreement to transfer ADSs in the form of ADRs will not give rise to a liability to SDRT.

Purchases of ordinary shares will be subject to UK stamp duty, or SDRT as the case may be, at the rate of 0.5% of the price payable for the ordinary shares at the time of the transfer. However, where ordinary shares being acquired are transferred direct to the Depositary’s nominee, the only charge will generally be the higher SDRT charge of 1.5% of the price payable for the ordinary shares so acquired.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)
/s/ NC ROSE
NC Rose
Chief financial officer
25 September 2006

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

4.6	Service Agreement, between Diageo plc and Paul S. Walsh, dated 1 November 2005
4.7	Service Agreement, between Diageo plc and Nicholas C. Rose, dated 14 February 2006
4.8

Letter of Agreement, between Diageo plc and Lord Blyth of Rowington, dated 7 October 1999 (incorporated by reference to Exhibit 4.8 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))

4.9

Letter of Agreement, between Diageo plc and Lord Blyth of Rowington, dated 7 March 2002 (incorporated by reference to Exhibit 4.10 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))

4.10

Letter of Agreement, between Diageo plc and Lord Blyth of Rowington, dated 10 September 2003 (incorporated by reference to Exhibit 4.11 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))

4.11

Form of Service Agreement for Diageo plc’s executives in the United Kingdom (incorporated by reference to Exhibit 4.12 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))

Exhibits (continued)

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

Cross reference to Form 20-F

The information in this document that is referenced in the following table and the cautionary statement concerning forward-looking statements on pages 23 and 24 is included in Diageo’s 2006 Form 20-F and is filed with the Securities and Exchange Commission (SEC).

Item	Required item in 20-F	Page
Part I
1.	Identity of directors, senior management and advisers
Not applicable
2.	Offer statistics and expected timetable
Not applicable
3.	Key information
	Historical information	1–5
	Risk factors	19–24
4.	Information on the company
	Business description	6–19
	Principal group companies	192
4A.	Unresolved Staff Comments
Not applicable
5.	Operating and financial review and prospects
	Operating and financial review	25–43
	Trend information	43
	Liquidity and capital resources	44–48
	Contractual obligations	49
	Off-balance sheet arrangements	49
	Critical accounting policies	53–55
	Differences between IFRS and US GAAP	55–56
	New accounting standards	57–59
6.	Directors, senior management and employees
	Directors and senior management	60–63
	Directors’ remuneration report	64–80
	Corporate governance report – Board of directors	81–83
	Audit committee	83–84
	Remuneration committee	85
	Directors’ report – Directors	93
	Employees	15–16
7.	Major shareholders and related party transactions
	Related party transactions	155–156, 196
	Major shareholders	196–197
8.	Financial information
	Dividends	3–4
	Report of independent registered public accounting firm	96
	Consolidated primary financial statements	97–100
	Accounting policies	101–107
	Notes to the consolidated financial statements	108–191

Cross reference to Form 20-F (continued)

	Principal group companies	192
	Legal proceedings	195
9.	The offer and listing
	Trading market for shares	197–198

10.	Additional information
	Material contracts	195–196
	Share capital	196
	Memorandum and articles of association	198–203
	Exchange controls	203
	Documents on display	203
	Taxation	203–207
11.	Quantitative and qualitative disclosures about market risk
	Risk management	50–51
	Sensitivity analysis	51–53
12.	Description of securities other than equity securities
Not applicable
Part II
13.	Defaults, dividend arrearages and delinquencies
Not applicable
14.	Material modifications to the rights of security holders and use of proceeds
Not applicable
15.	Controls and procedures
	Filings assurance committee	86
16A.	Audit committee financial expert	83
16B.	Compliance programme	87–88
16C.	Auditor fees	113–114
16D.	New York Stock Exchange corporate governance rules	90–92
16E.	Capital repayments	45–46
	Purchases of own shares	93
17.	Financial statements
Not applicable
Part III
18.	Financial statements
	Report of independent registered public accounting firm	96
	Consolidated primary financial statements	97–100
	Accounting policies	101–107
	Notes to the consolidated financial statements	108–191
	Principal group companies	192
19.	Exhibits	209–210

Cross reference to Form 20-F (continued)

Additional information
Unaudited computation of ratio of earnings to fixed charges and preferred share dividends	193–194
Glossary of terms and US equivalents	214

It is possible to read and copy documents that have been filed by Diageo plc with the U.S. Securities and Exchange Commission (SEC) at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges. Filings with the SEC are also available to the public from commercial document retrieval services and on the web site maintained by the SEC at www.sec.gov.

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
Equivalent units

An equivalent unit represents on nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. To convert volume of products other than spirits to equivalent units: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five, ready to drink in nine litre cases divide by 10, and certain pre-mixed products classified as ready to drink divide by five.

Euro, €, ¢	Euro currency
Exceptional items	Items that, in management’s judgement, need to be disclosed separately by virtue of their size or incidence. Exceptional items under IFRS do not represent extraordinary items under US GAAP.
Excise duty

Tax charged by a sovereign territory on the production, manufacture, sale or distribution of selected goods (including imported goods) within that territory. Excise duties are generally based on the quantity or alcohol content of goods, rather than their value and are typically applied to alcohol products and fuels.

Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Free cash flow	Net cash flow from operating activities, and net purchase and disposal of investments and property, plant and equipment
Freehold	Ownership with absolute rights in perpetuity
GAAP	Generally accepted accounting principles
Group and Diageo	Diageo plc and its consolidated subsidiaries
IFRS	International Financial Reporting Standards as endorsed and adopted for use in the European Union
Impact	An international drinks magazine that is independent from industry participants
Merger accounting	Pooling of interests
Net asset value	Book value
Noon buying rate	Buying rate at noon in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York
Operating profit	Net operating income
Operating margin	Operating profit before exceptional items divided by sales
Organic movement	At level foreign exchange rates and after adjusting for acquisitions and disposals for continuing operations
Own shares	Treasury stock
Pound sterling, sterling, £, pence, p	UK currency
Profit	Earnings
Profit and loss account	Statement of income/accumulated earnings
Profit for the year	Net income
Provisions	Accruals for losses/contingencies
Recognized income and expense	Comprehensive income
Redundancy charges	Early release scheme expenses
Reserves	Accumulated earnings, other comprehensive income and additional paid in capital
RPI	UK retail prices index
Sales	Revenue
Scrip dividend	Stock dividend
SEC	US Securities and Exchange Commission
Share premium (account)	Additional paid in capital or paid in surplus
Shareholders’ funds	Shareholders’ equity
Shares	Common stock
Shares and ordinary shares	Diageo plc’s ordinary shares
Shares in issue	Shares issued and outstanding
Tangible fixed assets	Property, plant and equipment
Trade and other payables	Accounts payable and accrued liabilities
Trade and other receivables	Accounts receivable (net)
US dollar, US$, $, ¢	US currency