Form 20-F
period 2007-06-30
DIAGEO PLC
filed 2007-09-17
CIK 835403

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 30 June 2007

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 2,931,085,864 ordinary shares of 28 101/108 pence each.

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

Yes ☐  No ☒

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 30 June 2007 of Diageo plc (the 2007 Form 20-F). Reference is made to the cross reference to Form 20-F table on pages 226 to 228 hereof (the Form 20-F Cross reference table). Only (i) the information in this document that is referenced in the Form 20-F Cross reference table, (ii) the cautionary statement concerning forward-looking statements on pages 25 and 26  and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statements on Form F-3 (File Nos. 333-10410, 333-14100, 333-110804 and 333-132732) and Registration Statements on Form S-8 (File Nos. 333-08090, 333-08092, 333-08094, 333-08096, 333-08098, 333-08102, 333-08104, 333-08106, 333-09770, 333-11460 and 333-11462), and any other documents, including documents filed by Diageo plc pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2007 Form 20-F. Any information herein which is not referenced in the Form 20-F Cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference.

Contents

1	Historical information
7	Business description
7	Overview
7	Strategy
8	Premium drinks
20	Disposed businesses
20	Risk factors
25	Cautionary statement concerning forward-looking statements
27	Business review
27	Introduction
29	Operating results – 2007 compared with 2006
47	Operating results – 2006 compared with 2005
63	Trend information
63	Recent developments
64	Liquidity and capital resources
68	Contractual obligations
68	Off-balance sheet arrangements
69	Risk management
71	Market risk sensitivity analysis
72	Critical accounting policies
74	Adoption of IFRS
75	New accounting standards
78	Directors and senior management
82	Directors’ remuneration report
98	Corporate governance report
110	Directors’ report
113	Consolidated financial statements
114	Report of independent registered public accounting firm
115	Consolidated income statement
116	Consolidated statement of recognised income and expense
117	Consolidated balance sheet
118	Consolidated cash flow statement
119	Accounting policies of the group
125	Notes to the consolidated financial statements
205	Principal group companies
206	Report of independent registered public accounting firm – internal controls
208	Unaudited computation of ratio of earnings to fixed charges and preferred share dividends
210	Additional information for shareholders
210	Legal proceedings
210	Material contracts
211	Related party transactions
211	Share capital
213	Memorandum and articles of association
218	Exchange controls
218	Documents on display
218	Taxation
223	Signature
224	Exhibits

226	Cross reference to Form 20-F
229	Glossary of terms and US equivalents
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1

This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2007. The information set out in this Form 20-F does not constitute the company’s statutory accounts under the UK Companies Acts for the years ended 30 June 2007, 2006 or 2005. Those accounts have been reported on by the company’s auditors; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The accounts for 2006 and 2005 have been delivered to the registrar of companies and those for 2007 will be delivered in due course.

This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. For more details, please refer to the cautionary statement concerning forward-looking statements on pages 25 and 26.

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

Diageo’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards comprising International Accounting Standards, International Financial Reporting Standards and interpretations of the International Financial Reporting Interpretations Committee, as endorsed and adopted for use in the European Union (together IFRS), which is the group’s primary reporting framework. Unless otherwise indicated, all other financial information contained in this document has been prepared in accordance with IFRS. The principal differences between IFRS and US GAAP are set out in the consolidated financial statements.

Information presented

Percentage movements in this document are organic movements unless otherwise stated. These movements and operating margins are before exceptional items. Commentary, unless otherwsie stated refers to organic movements. Share, unless otherwise stated, refers to volume share. See the ‘Business review’ for an explanation of organic movement calculations. The financial statements for the year ended 30 June 2007 have been prepared in accordance with IFRS.

Historical information

The following table presents selected consolidated financial data for Diageo prepared under International Financial Reporting Standards as endorsed and adopted for use in the European Union (IFRS) for the three years ended 30 June 2007 and as at the respective year ends. Consolidated financial data was prepared in accordance with IFRS for the first time for the year ended 30 June 2006, following the implementation of IFRS by the group, and the data for the year ended 30 June 2005 was adjusted accordingly to IFRS. In addition, the following table includes selected consolidated financial data for Diageo prepared under US GAAP for the five years ended 30 June 2007 and as at the respective year ends. The data has been derived from Diageo’s audited consolidated financial statements.

	Year ended 30 June
	2007	2006	2005
	£ million	£ million	£ million
Income statement data(1)
IFRS
Sales	9,917	9,704	8,968
Operating profit(3)	2,159	2,044	1,731
Profit for the year
Continuing operations(3)(4)	1,417	1,965	1,326
Discontinued operations(2)	139	—	73
Total profit for the year(3)(4)	1,556	1,965	1,399

	pence	pence	pence
Per share data
Dividend per share(5)	32.70	31.10	29.55
Earnings per share
Basic
Continuing operations	50.2	67.2	42.8
Discontinued operations(2)	5.2	—	2.4
Basic earnings per share	55.4	67.2	45.2
Diluted
Continuing operations	49.9	66.9	42.8
Discontinued operations(2)	5.1	—	2.4
Diluted earnings per share	55.0	66.9	45.2

	million	million	million
Average shares	2,688	2,841	2,972

Historical information (continued)

	Year ended 30 June
	2007	2006	2005	2004	2003
	£ million	£ million	£ million	£ million	£ million
Income statement data
US GAAP(6)
Sales	10,289	10,031	9,170	8,777	9,153
Operating income	2,064	1,942	1,768	1,928	955
Net income	1,592	1,427	1,470	1,700	434

	pence	pence	pence	pence	pence
Per share data
Basic earnings per ordinary share before cumulative effect of accounting change	59.2	50.3	49.5	56.1	13.9
Cumulative effect of accounting change(6)	—	(0.1)	—	—	—
Basic earnings per ordinary share	59.2	50.2	49.5	56.1	13.9
Diluted earnings per ordinary share before cumulative effect of accounting change	58.8	50.1	49.4	56.1	13.9
Cumulative effect of accounting change(6)	—	(0.1)	—	—	—
Diluted earnings per ordinary share	58.8	50.0	49.4	56.1	13.9
Basic earnings per ADS	236.8	200.8	198.0	224.4	55.6
Diluted earnings per ADS	235.2	200.0	197.6	224.4	55.6

	million	million	million	million	million
Average shares	2,688	2,841	2,972	3,030	3,113

	As at 30 June
	2007	2006	2005
	£ million	£ million	£ million
Balance sheet data(1)
IFRS
Total assets	13,956	13,927	13,921
Net borrowings(7)	4,845	4,082	3,706
Equity attributable to the parent company’s equity shareholders	3,972	4,502	4,459
Called up share capital(8)	848	883	883

	As at 30 June
	2007	2006	2005	2004	2003
	£ million	£ million	£ million	£ million	£ million
Balance sheet data
US GAAP(6)
Total assets	20,113	20,072	21,570	23,071	24,071
Long term obligations(7)	4,132	4,016	3,751	3,381	3,149
Shareholders’ equity	8,535	9,508	9,853	10,287	9,344

Historical information (continued)

Notes to the selected consolidated financial data

1       IFRS accounting policies   The financial statements for the years ended 30 June 2007 and 30 June 2006 were prepared in accordance with IFRS. Extracts from the income statement and balance sheet as of and for the year ended 30 June 2005 presented here have been restated under IFRS as applied by the group from financial information previously reported in the group’s consolidated financial statements as of and for the year ended 30 June 2005 prepared in accordance with UK GAAP. The group adopted the provisions of IAS 39 – Financial instruments: recognition and measurement from 1 July 2005. As permitted under IFRS 1 – First-time adoption of International Financial Reporting Standards, financial instruments in the year ended 30 June 2005 remain recorded in accordance with previous UK GAAP accounting policies, and the adjustment to IAS 39 was reflected in the consolidated balance sheet at 1 July 2005. Further details of this adjustment are provided in note 34 to the consolidated financial statements. The IFRS accounting policies applied by the group to the financial information in this document are presented in ‘Accounting policies of the group’ in the financial statements.

2       Discontinued operations   Discontinued operations under IFRS in the years ended 30 June 2007 and 30 June 2005 are in respect of the quick service restaurants business (Burger King, sold 13 December 2002) and the packaged food business (Pillsbury, sold 31 October 2001). These were not discontinued operations under US GAAP.

3       Exceptional items   These are items which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate. Exceptional items do not represent extraordinary items under US GAAP. An analysis of exceptional items before taxation for continuing operations under IFRS is as follows:

	Year ended 30 June
	2007	2006	2005
	£ million	£ million	£ million
Exceptional items credited/(charged) to operating profit
Disposal of Park Royal property	40	—	—
Park Royal brewery accelerated depreciation	—	—	(29)
Seagram integration costs	—	—	(30)
Thalidomide Trust	—	—	(149)
Disposal of other property	—	—	7
	40	—	(201)
Other exceptional items
Gain on disposal of General Mills shares	—	151	221
(Losses)/gains on disposal and termination of businesses	(1)	6	(7)
	(1)	157	214
Total exceptional items	39	157	13

In the year ended 30 June 2006 there were exceptional tax credits of £315 million (2005 – exceptional tax credits £78 million).

4       Taxation   The taxation charge deducted from income for the year in determining profit for the year ended 30 June 2007 was £678 million (2006 – £181 million; 2005 – £599 million). Included in the taxation charge were the following items: in the year ended 30 June 2007, a net tax charge of £24 million from intra group reorganisations of brand businesses, a reduction in the carrying value of deferred tax assets primarily

Historical information (continued)

following a reduction in tax rates of £74 million, and a provision for settlement of tax liabilities related to the GrandMet/Guinness merger of £64 million; in the year ended 30 June 2006, an exceptional tax credit of £315 million arose principally as a consequence of the agreement with fiscal authorities of the carrying values of certain brands, which resulted in an increase to the group’s deferred tax assets of £313 million; and in the year ended 30 June 2005, there were £58 million of tax credits on exceptional operating items and £20 million of tax credits on exceptional prior year business disposals.

5       Dividends   The board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of any future dividends, subject to shareholder approval, will depend upon Diageo’s earnings, financial condition and such other factors as the board deems relevant. Under IFRS, proposed dividends are not considered to be a liability until they are approved by the board for the interim dividend and by the shareholders at the annual general meeting for the final dividend. The information provided in the tables above and below represents the amounts payable in respect of the relevant financial year, and the final dividend amount included in these tables represents the dividend proposed by the directors but not approved by the shareholders and therefore is not reflected as a deduction from reserves at the balance sheet date.

The table below sets out the amounts of interim, final and total cash dividends paid by the company on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

		Year ended 30 June
		2007	2006	2005	2004	2003
		pence	pence	pence	pence	pence
Per ordinary share	Interim	12.55	11.95	11.35	10.6	9.9
	Final	20.15	19.15	18.20	17.0	15.7
	Total	32.70	31.10	29.55	27.6	25.6
		$	$	$	$	$
Per ADS	Interim	1.01	0.88	0.81	0.77	0.61
	Final	1.62	1.42	1.30	1.24	1.06
	Total	2.63	2.30	2.11	2.01	1.67

Note: Subject to shareholder approval, the final dividend for the year ended 30 June 2007 will be paid on 22 October 2007 and payment to US ADR holders will be made on 26 October 2007. In the table above, an exchange rate of £1 = $2.01 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 22 October 2007.

6       US GAAP accounting changes   At 30 June 2007, Diageo adopted the provisions of SFAS No. 158 – Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. As a result, under US GAAP, the group recognised a decrease of £281 million in total assets, an increase of £132 million in total liabilities, and an additional charge of £413 million to accumulated other comprehensive income. From 1 July 2005, Diageo adopted the provisions of SFAS No. 123(R) – Share-Based Payment for its US GAAP reporting. On adoption of SFAS No. 123(R), Diageo revalued unvested awards in its senior executive share option plan (SESOP) and recognised a charge of £2 million net of tax in respect of the cumulative effect of the accounting change in its US GAAP financial information. Prior year information was not restated. From 1 July 2004, Diageo adopted the provisions of FIN 46(R) – Consolidation of Variable Interest Entities, which requires the group to consolidate the results, assets and liabilities of

Historical information (continued)

variable interest entities if the group is regarded as the primary beneficiary. Adoption of FIN 46(R) had no effect on US GAAP net income or shareholders’ equity.

7       Definitions   Net borrowings are defined as total borrowings (short term borrowings and long term borrowings plus finance lease obligations) less cash and cash equivalents, interest rate fair value hedging instruments, foreign currency swaps and forwards and other liquid resources. Long term obligations are defined as long term borrowings which fall due after more than one year.

8       Share capital   The called up share capital represents the par value of ordinary shares of 28 101/108 pence in issue. There were 2,931 million ordinary shares in issue and fully paid up at the balance sheet date (2006 – 3,051 million; 2005 – 3,050 million; 2004 – 3,057 million; 2003 – 3,100 million). Of these, 33 million are held in employee share trusts (2006 – 42 million; 2005 – 43 million; 2004 – 43 million, 2003 – 45 million) and 281 million are held as treasury shares (2006 – 252 million; 2005 – 86 million; 2004 and 2003 – nil). These shares are deducted in arriving at equity attributable to the parent company’s equity shareholders. During the year ended 30 June 2007, the company repurchased 141 million ordinary shares for cancellation or to be held as treasury shares at a cost including fees and stamp duty of £1,405 million (2006 – 164 million shares, cost of £1,407 million; 2005 – 94 million ordinary shares, cost of £710 million; 2004 – 43 million ordinary shares, cost of £306 million; 2003 – 116 million ordinary shares, cost of £852 million) and 9 million ordinary shares to be held as treasury shares for hedging share scheme grants provided to employees during the year at a cost of £82 million (2006 – 2 million ordinary shares, cost of £21 million; 2005, 2004 and 2003 – nil). In addition the company utilised 1 million ordinary shares held as treasury shares with an historic purchase cost of £10 million to satisfy options exercised by employees during the year (2006 and 2005 – nil, £nil).

9       Exchange rates   A substantial portion of the group’s assets, liabilities, revenues and expenses is denominated in currencies other than pound sterling, principally US dollars. For a discussion of the impact of exchange rate fluctuations on the company’s financial condition and results of operations, see ‘Business review – Risk management’.

The following table shows period end and average US dollar/pound sterling noon buying exchange rates, for the periods indicated, expressed in US dollars per £1.

	Year ended 30 June
	2007	2006	2005	2004	2003
	$	$	$	$	$
Year end	2.01	1.85	1.79	1.81	1.65
Average rate(a)	1.93	1.78	1.86	1.75	1.59

Historical information (continued)

The following table shows period end, high, low and average US dollar/pound sterling noon buying exchange rates by month, for the six month period to 29 August 2007, expressed in US dollars per £1. The information in respect of the month of August is for the period up to and including 29 August 2007.

	2007
	August	July	June	May	April	March
	$	$	$	$	$	$
Month end	2.02	2.04	2.01	1.98	2.00	1.97
Month high	2.04	2.06	2.01	2.00	2.01	1.97
Month low	1.98	2.01	1.97	1.97	1.96	1.92
Average rate(b)	2.01	2.04	1.99	1.98	1.99	1.95

The average exchange rate for the period 1 to 12 September 2007 was £1 = $2.03 and the noon buying rate on 12th September was £1 = $2.03.

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

Business description

Overview

Diageo is the world’s leading premium drinks business with a collection of international brands. Diageo was the seventeenth largest publicly quoted company in the United Kingdom in terms of market capitalisation on 12 September 2007, with a market capitalisation of approximately £27.5 billion.

Diageo was formed by the merger of Grand Metropolitan Public Limited Company (GrandMet) and Guinness PLC (the Guinness Group) that became effective on 17 December 1997. Diageo plc is incorporated as a public limited company in England and Wales. Diageo plc’s principal executive office is located at 8 Henrietta Place, London W1G 0NB and its telephone number is +44 (0) 20 7927 5200.

Diageo is a major participant in the branded beverage alcohol industry and operates on an international scale. It brings together world class brands and a management team committed to the maximisation of shareholder value. The management team expects to invest in global brands, expand internationally and launch innovative new products and brands.

Diageo produces and distributes a leading collection of branded premium spirits, beer and wine. The wide range of premium brands it produces and distributes includes Smirnoff vodka, Johnnie Walker scotch whisky, Captain Morgan rum, Baileys Original Irish Cream liqueur, JeB scotch whisky, Tanqueray gin and Guinness stout. In addition it also has the distribution rights for the José Cuervo tequila brands in the United States and other countries.

Strategy

Diageo is the world’s leading premium drinks business and operates on an international scale. It is one of a small number of premium drinks companies that operate across beer, wine and spirits. Diageo is the leading premium spirits business in the world by volume, by net sales and by operating profit and it manages 8 of the world’s top 20 spirits brands as defined by Impact Databank. Diageo’s beer brands include the only global stout brand, Guinness, and together these beer brands account for approximately 21% of net sales while Diageo’s wine brands represent approximately 6% of Diageo’s net sales.

Diageo’s size provides for scale efficiencies in production, selling and marketing. This enables cost efficiencies and the dissemination of best practices in business operations across markets and brands, allowing Diageo to serve its customers and consumers better.

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

Diageo recognises, however, that excessive or irresponsible patterns of alcohol consumption may cause health or social problems for the individual or society as a whole. Diageo seeks to be at the forefront of industry efforts to promote responsible drinking and combat misuse and works with other stakeholders to combat alcohol misuse. Diageo’s approach is based on two principles: set world class standards for

Business description (continued)

responsible marketing and innovation; and promote a shared understanding of what responsible drinking means in order to reduce alcohol related harm.

Market participation   Diageo targets its geographical priorities in terms of the major regional economies in which it operates. As of 1 February 2007, these markets are managed under four business areas: North America, Europe, International and Asia Pacific. The North American business area comprises the United States and Canada. The European business area comprises: Great Britain; Ireland; Continental Europe; Iberia and Russia. The International business area comprises Latin America and the Caribbean, Africa, and the Global Travel and Middle East business. The Asia Pacific business area comprises: India; China, South Korea, Japan and other Asian markets; Australia and New Zealand. North America accounts for the largest proportion of Diageo’s operating profit.

Product offering   Diageo manages its brands in terms of global priority brands, local priority brands and category brands. Acting as the main focus for the business, global priority brands are Diageo’s primary growth drivers across markets. Local priority brands have market leading positions in the markets in which they are distributed. They drive growth on a significant scale but with a narrower geographic reach than the global priority brands. Category brands comprise the smaller scale brands in Diageo’s collection.

Business effectiveness   Over the long term, Diageo’s strategy will be continually focused on driving growth and increasing shareholder value.

Diageo has completed a number of acquisitions and disposals consistent with its strategy of focusing on its premium drinks business. In the period from the merger of GrandMet and the Guinness Group in December 1997 to 30 June 2007, the group has received approximately £10.5 billion from disposals (including £4.3 billion from the sale of Pillsbury, £1.9 billion from the sale of General Mills shares and £0.7 billion from the sale of Burger King) and spent approximately £5.0 billion on acquisitions (including £3.7 billion in relation to certain Seagram businesses).

Premium drinks

Diageo is engaged in a broad range of activities within the beverage alcohol industry. Its operations include producing, distilling, brewing, bottling, packaging, distributing, developing and marketing a range of brands in approximately 180 markets around the world. Diageo markets a wide range of recognised beverage alcohol brands including a number of the world’s leading spirits and beer brands. The brand ranking information below, when comparing volume information with competitors, has been sourced from data published during 2007 by Impact Databank. Market data information is taken from industry sources in the markets in which Diageo operates. In calendar year 2006, 17 of the group’s owned brands were among the top 100 premium distilled spirits brands worldwide, as ranked by Impact Databank.

References to ready to drink products below include progressive adult beverages. Ready to drink products are sold throughout the world, but progressive adult beverages are currently only sold in the United States and certain markets supplied by the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Storm, Smirnoff Caesar, Smirnoff Caipiroska, Smirnoff Signatures, Smirnoff Source, Smirnoff Fire and Smirnoff Raw Tea. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States.

Net sales are sales after deducting excise duties.

In the year ended 30 June 2007, Diageo sold 114 million equivalent units of spirits (including ready to drink), 24 million equivalent units of beer and 3 million equivalent units of wine. In the year ended

Business description (continued)

30 June 2007, ready to drink products contributed 7.5 million equivalent units of total volume, of which Smirnoff ready to drink variants accounted for 5 million equivalent units. Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five and ready to drink in nine litre cases divide by 10, with certain pre-mixed products that are classified as ready to drink divided by five.

The collection of premium drinks comprises brands owned by the company as a principal, and brands the company holds under agency agreements. The collection includes:

Global priority brands

Smirnoff vodka and Smirnoff ready to drink products
Johnnie Walker scotch whiskies
Captain Morgan rum
Baileys Original Irish Cream liqueur
JeB scotch whisky

José Cuervo tequila (agency brand in North America and many other markets)
Tanqueray gin
Guinness stout

Other spirits brands include:	Wine brands include:	Other beer brands include:
Crown Royal Canadian whisky	Beaulieu Vineyard wine	Harp lager
Buchanan’s De Luxe whisky	Sterling Vineyards wine	Smithwick’s ale
Gordon’s gin and vodka	Chalone Vineyards wine	Malta Guinness non-alcoholic malt
Windsor Premier whisky	Blossom Hill wine	Red Stripe lager
Bell’s Extra Special whisky	Piat d’Or wine	Tusker lager
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

Global priority brands   Diageo has eight global priority brands that it markets worldwide. Diageo considers these brands to have the greatest current and future earnings potential. Each global priority brand is marketed consistently around the world, and therefore can achieve scale benefits. The group

Business description (continued)

manages and invests in these brands on a global basis. In the year ended 30 June 2007, global priority brands accounted for 59% of total volume (83.3 million equivalent units), and contributed net sales of £4,283 million.

Figures for global priority brands include related ready to drink products, unless otherwise indicated.

Smirnoff is Diageo’s highest volume brand and achieved sales of 28.1 million equivalent units in the year ended 30 June 2007. Smirnoff is ranked, by volume, as the number one premium vodka and the number one premium spirit brand in the world.

Johnnie Walker scotch whiskies comprise Johnnie Walker Red Label, Johnnie Walker Black Label and several other brand variants. During the year ended 30 June 2007, Johnnie Walker Red Label sold 9.5 million equivalent units, Johnnie Walker Black Label sold 5.3 million equivalent units and the remaining variants sold 0.8 million equivalent units. The Johnnie Walker franchise was ranked, by volume, as the number one premium scotch whisky and the number three premium spirit brand in the world.

Captain Morgan is ranked, by volume, as the number two premium rum brand in the world with sales of 7.8 million equivalent units in the year ended 30 June 2007.

Baileys, ranked, by volume, the number one liqueur in the world, sold 7.4 million equivalent units in the year ended 30 June 2007.

Guinness is the group’s only global priority beer brand, and for the year ended 30 June 2007 achieved volume of 11.3 million equivalent units.

Other global priority brands were also ranked, by volume, among the leading premium distilled spirits brands by Impact Databank. These include: JeB scotch whisky (comprising JeB Rare, JeB Reserve, JeB Exception and JeB Jet), ranked the number two premium scotch whisky in the world; José Cuervo, ranked the number one premium tequila in the world; and Tanqueray, ranked the number five premium gin brand in the world. During the year ended 30 June 2007, JeB, José Cuervo and Tanqueray sold 5.8 million, 5.2 million and 2.1 million equivalent units, respectively.

Other brands   Diageo manages its other brands by category, analysing them between local priority brands and category brands.

Local priority brands represent the brands, apart from the global priority brands, that make the greatest contribution to operating profit in a business area (North America, Europe, International or Asia Pacific), rather than worldwide. Diageo has identified 26 local priority brands. Diageo manages and invests in these brands within its business areas and, unlike the global priority brands, may not have a consistent marketing strategy around the world for such brands. For the year ended 30 June 2007, local priority brands contributed volume of 25.6 million equivalent units, representing 18% of total volume, and net sales of £1,641 million. Examples of local priority brands include Crown Royal Canadian whisky in North America, Windsor Premier whisky in Asia Pacific, Buchanan’s De Luxe whisky in International, Gordon’s gin in Europe, Cacique rum in Europe, Bundaberg rum in Asia Pacific, Seagram’s VO whisky and Seagram’s 7 Crown whiskey in North America, Bell’s Extra Special whisky in Europe, Malta Guinness non-alcoholic malt in International and Sterling Vineyards wines in North America.

The remaining brands are grouped under category brands. Category brands include spirits, beer and wine brands and for the year ended 30 June 2007, these category brands contributed volume of 32.0 million equivalent units, representing 23% of total volume, and net sales of £1,550 million. Of this, spirits achieved volume of 23.8 million equivalent units and contributed £995 million to Diageo’s net sales in the year

Business description (continued)

ended 30 June 2007. Examples of category spirits brands are Gordon’s gin (all markets except Europe in which it is a local priority brand), Gordon’s vodka, The Classic Malt whiskies and White Horse whisky.

In the year ended 30 June 2007, Diageo sold 12.4 million equivalent units of beers other than Guinness, achieving net sales of £673 million. Other beer volume was attributable to mainly owned brands, such as Red Stripe, Pilsner, Tusker and Harp lager, with a minority being attributable to beers brewed and/or sold under licence, such as Tiger beer in Malaysia and Heineken lager in Jamaica.

In addition, Diageo produces and markets a wide selection of wines. These include well known labels such as Beaulieu Vineyard, Sterling Vineyards and Chalone Vineyards in the United States, Blossom Hill in the United Kingdom, and Barton & Guestier and Piat d’Or in Europe. For the year ended 30 June 2007, other wine volume was 2.3 million equivalent units, contributing net sales of £253 million.

Production   Diageo owns production facilities including maltings, distilleries, breweries, packaging plants, maturation warehouses, cooperages, vineyards and distribution warehouses. Production also occurs at plants owned and operated by third parties and joint ventures at a number of locations internationally.

Approximately 75% of total production (including third party production) is undertaken in five Diageo production areas, namely the United Kingdom, Baileys, Guinness, Santa Vittoria and North America centres. The majority of these production centres have several production facilities. The locations, principal activities, products, packaging production capacity and packaging production volume in 2007 of these principal production centres are set out in the following table:

				Production
			Production	volume in
			capacity in	2007 in
			millions of	millions of
			equivalent	equivalent
Production centre	Location	Principal products	units*	units
United Kingdom	United Kingdom	Scotch whisky, gin, vodka, rum, ready to drink	58	45
Baileys	Ireland	Irish cream liqueur, vodka	15	8
Guinness	Ireland	Beers	11	9
Santa Vittoria	Italy	Vodka, wine, rum, ready to drink	9	6
North America	United States,	Vodka, gin, tequila, rum, Canadian
	Canada	whisky, American whiskey,
		progressive adult beverages, wine, ready to drink	57	38

*                    Capacity represents ongoing, sustainable production capacity at any production unit

Spirits are produced in distilleries located worldwide. The group owns 29 whisky distilleries in Scotland, an Irish whiskey distillery in Northern Ireland, a whisky distillery in Canada and gin distilleries in the United Kingdom and the United States. Diageo produces Smirnoff vodka internationally, Popov vodka and Gordon’s vodka in the United States and Baileys in the Republic of Ireland and Northern Ireland. Rum is blended and bottled in the United States, Canada, Italy and the United Kingdom and is distilled, blended and bottled in Australia and Venezuela. All of Diageo’s maturing scotch whisky is located in warehouses in Scotland. In February 2007, Diageo announced that it will invest £100 million in expanding malt and grain whisky distilling and expanding packaging warehousing operations in Scotland. Diageo will build a new malt distillery in the north of Scotland and expand the Cameronbridge grain distillery in Fife. Bottling capacity at the group’s Shieldhall packaging plant in Glasgow will be increased and warehousing capacity will be extended in central Scotland.

Business description (continued)

Diageo’s principal wineries are in the United States, France and Argentina. Wines are sold both in their local markets and overseas.

Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, South Africa, Australia, the United States and Canada.

Diageo’s principal brewing facilities are at the St James’s Gate brewery in Dublin and in Kilkenny, Waterford and Dundalk in the Republic of Ireland, and in Nigeria, Kenya, Ghana, Cameroon, Malaysia and Jamaica. Ireland is the main export centre for the Guinness brand. In other countries, Guinness is brewed by third parties under licence arrangements.

All Guinness Draught production is at the St James’s Gate brewery in Dublin in the Republic of Ireland. Guinness Draught in cans and bottles, which uses an in-container system to replicate the taste of Guinness Draught, is packaged at Runcorn and Belfast in the United Kingdom. The Runcorn facility performs the kegging of Guinness Draught, transported to the United Kingdom in bulk for the Great Britain market.

Property, plant and equipment   Diageo owns or leases land and buildings throughout the world. The principal production facilities are described above. As at 30 June 2007, Diageo’s land and buildings were included in the group’s consolidated balance sheet at a net book value of £709 million. Diageo’s largest individual facility, in terms of net book value of property, is St James’s Gate brewery in Dublin. Approximately 97% by value of the group’s properties were owned and approximately 2% are held under leases running for 50 years or longer. Diageo’s properties primarily are a variety of manufacturing, distilling, brewing, bottling and administration facilities spread across the group’s worldwide operations, as well as vineyards in the United States. Approximately 41% and 28% of the book value of Diageo’s land and buildings comprise properties located in the United Kingdom and the United States, respectively.

Raw materials   The group has a number of contracts for the forward purchasing of its raw material requirements in order to minimise the effect of raw material price fluctuations. Long term contracts are in place for the purchase of significant raw materials including glass, other packaging, tequila, bulk whisky, neutral spirits, cream, rum and grapes. In addition, forward contracts are in place for the purchase of other raw materials including sugar and cereals to minimise the effects of short term price fluctuations.

Cream is the principal raw material used in the production of Irish cream liqueur and is sourced from Ireland. Grapes are used in the production of wine and are sourced from suppliers in the United States, France and Argentina. Other raw materials purchased in significant quantities for the production of spirits and beer are tequila, bulk whisky, neutral spirits, molasses, rum, cereals, sugar and a number of flavours (such as juniper berries, agave, chocolate and herbs). These are sourced from suppliers around the world.

The majority of products are supplied to customers in glass bottles. Glass is purchased from suppliers located around the world, the principal supplier being the Owens Illinois group.

Diageo has a supply agreement with Casa Cuervo SA de CV, a Mexican company, for the supply of bulk tequila used to make the José Cuervo line of tequilas and tequila drinks in the United States. The supply agreement extends to June 2013.

Diageo has a supply agreement with Destiléria Serrallés, Inc, a Puerto Rican corporation, for the supply of rum used to make the Captain Morgan line of rums and rum drinks in the United States. The supply agreement is for 10 years from 2002, with a three year notice requirement coming into effect once the original 10 year term has expired.

Business description (continued)

Marketing and distribution   Diageo is committed to investing in its brands. £1,162 million was spent worldwide on marketing brands in the year ended 30 June 2007. Marketing was focused on the eight global priority brands, which accounted for 68% of total marketing expenditure in the year ended 30 June 2007.

Diageo aims to maintain and improve its market position by enhancing the consumer appeal of its brands through consistent high investment in marketing support focused around the eight global priority brands. Diageo makes extensive use of magazine, newspaper, point of sale and poster and billboard advertising, and uses radio, cinema, television and internet advertising where appropriate and permitted by law. Diageo also runs consumer promotional programmes in the on trade (for example, licensed bars and restaurants). Diageo also uses sponsorship to market its brands and is a sponsor of Team Vodafone McClaren Mercedes Formula One and the Johnnie Walker golf championship.

Diageo markets and distributes its brands under a business area organisation comprising North America, Europe, International and Asia Pacific.

Business analysis   In the year ended 30 June 2007, North America, Europe, International and Asia Pacific contributed 37%, 32%, 22% and 9%, respectively, of the group’s operating profit before corporate costs.

An analysis of net sales and operating profit by market for the year ended 30 June 2007 is as follows:

		Operating
	Net sales	profit/(loss)
	£ million	£ million
North America	2,472	850
Europe	2,427	723
International	1,667	499
Asia Pacific	840	196
Corporate	75	(109)
Total	7,481	2,159

North America   North America is the largest market for Diageo in terms of operating profit, and the largest market for premium drinks in the world. Diageo markets its products through four operating units: US Spirits, Diageo-Guinness USA, Diageo Chateau & Estate Wines Company, and Diageo Canada.

The US Spirits business, while managed as a single business unit, executes sales and marketing activities through 14 teams or clusters. National brand strategy and strategic accounts marketing are managed at the corporate North America level. The spirits clusters market the majority of Diageo’s portfolio of spirits (including Smirnoff vodka, Baileys Irish Cream liqueur, José Cuervo tequila, Johnnie Walker scotch whisky, Captain Morgan rum, Tanqueray gin, JeB scotch whisky, Crown Royal Canadian whisky, Seagram’s 7 Crown American whiskey, Seagram’s VO Canadian whisky and Buchanan’s scotch whisky) across the United States. Diageo-Guinness USA distributes Diageo’s US beer portfolio (including Guinness stout, Harp lager, Red Stripe lager and Smithwick’s ale) as well as the group’s progressive adult beverages (including Smirnoff Ice, Smirnoff Raw Tea Flavored Malt Beverage, Captain Morgan Parrot Bay Tropical Malt Beverage and Smirnoff Source). Diageo Chateau & Estate Wines owns and operates vineyards in California and Washington State (including Beaulieu Vineyard, Sterling Vineyards, Chalone Vineyards and Hewitt Vineyards) and markets these and other wines across the United States. The Canada business unit distributes the group’s spirits, wine and beer portfolio across all Canadian territories.

Business description (continued)

Within the United States, there are generally two types of regulatory environments: open states and control states. In open states, spirits companies are allowed to sell spirits, wine and beer directly to independent distributors. In these open states, Diageo generally trades through a three tier distribution system, where the product is initially sold to distributors, who then sell it to on and off trade retailers. In most control states, Diageo markets its spirits products to state liquor control boards through the bailment warehousing system, and from there to state or agency liquor stores. There are variations – for example, certain states control distribution but not retail sales. Generally, wines are treated in the same way as spirits, although most states that are control states for spirits are open states for wines. Beer distribution follows open states regulation across the entire United States. In Canada, beer and spirits distribution laws are generally consistent and similar to those of control states in the United States. Diageo, however, has some licences to direct deliver keg beer to licensed accounts, which account for approximately 25% of Diageo’s beer business in Canada.

Diageo has pursued a distribution strategy focused on consolidating the distribution of Diageo’s US spirits and wine brands into a single distributor or broker in each state wherever possible. The strategy is designed to provide a consolidated distribution network limiting duplication of activities between Diageo and the distributor, increasing Diageo and distributor selling capabilities and employing a number of alternative approaches to optimise product distribution. Through this strategy, Diageo has consolidated its business in 39 states plus Washington DC, representing over 80% of Diageo’s US spirits and wine volume. Across the United States, Diageo’s distributors and brokers have over 2,100 dedicated sales people focused on selling Diageo’s spirits and wine brands. Diageo is now focussing on helping to build the capabilities and selling tools of the distributors’ dedicated sales forces and creating a more efficient and effective value chain. The remaining states are franchise states that will be consolidated as opportunities arise.

Europe   Diageo Europe comprises Great Britain, Ireland, Continental Europe, Iberia and Russia.

In Great Britain Diageo sells and markets its products via three business units: Diageo GB (spirits, beer and ready to drink), Percy Fox & Co (wines) and Justerini & Brooks Retail (private client wines). Products are distributed both via independent wholesalers and directly to the major grocers, convenience and specialist stores. In the on trade (for example, licensed bars and restaurants), products are sold through the major brewers, multiple retail groups and smaller regional independent brewers and wholesalers. The customer base in Great Britain has seen consolidation in recent years in both the on trade and home consumption channels. In particular, Great Britain’s top four national multiple grocers together make up over 45% of home consumption total spirits volume.

Ireland comprises the Republic of Ireland and Northern Ireland. In both territories, Diageo sells and distributes directly to both the on trade and the off trade (for example, retail shops and wholesalers) through a telesales operation, extensive sales calls to outlets and third party logistics providers. The Guinness, Smirnoff and Baileys brands are market leaders in their respective categories of long alcoholic drinks, vodka and liqueurs. Budweiser and Carlsberg lagers, also major products in the Diageo collection of brands in Ireland, are brewed and sold under licence in addition to the other European local priority brands of Smithwick’s ale and Harp lager.

In Russia Diageo sells and markets its products through a company in which Diageo owns a 75% interest. This company is the exclusive distributor of Diageo spirits brands in Russia.

Business description (continued)

Across the remainder of Europe, and including the majority of the markets within Continental Europe, Diageo distributes its spirits brands primarily through its own distribution companies. Exceptions to this are:

•       France, where Diageo sells its spirits and wine products through a joint arrangement with Moët Hennessy, and its beer products through Brasseries Kronenbourg (part of the Scottish & Newcastle group) with effect from 1 July 2007 (previously through Inbev until 30 June 2007);

•       the Baltic states, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Cyprus, Malta, various territories in the Balkans and Israel, where Diageo sells and markets its brands via local distributors; and

•       the Nordic countries, where Diageo has sales offices in Sweden, Norway and Denmark, and representation through third party distributors in Finland and Iceland. In all Nordic markets except Denmark, off premise sales are controlled by state monopolies, with alcohol tax rates among the highest in the world, and border trade and duty free are important sources of purchase.

A specialist unit has been established for the distribution of Diageo’s beer brands in Continental Europe in order to achieve synergies in the marketing and distribution of Guinness, Harp and Kilkenny brands. The distribution of these brands is managed by this specialist unit with particular focus on the markets in Germany, Italy, Russia and France, which are the largest Continental European beer markets by size for Diageo.

International   Diageo International comprises Latin America and the Caribbean, Africa and the Global Travel and Middle East business.

In Latin America and the Caribbean, distribution is achieved through a mixture of Diageo companies and third party distributors. In addition, Diageo owns a controlling interest in Desnoes & Geddes Limited, the Jamaican brewer of Red Stripe lager.

Africa (excluding North Africa) is one of the longest established and largest markets for the Guinness brand, with the brewing of Guinness Foreign Extra Stout in a number of African countries, either through subsidiaries or under licence. Diageo has a three way joint venture with Heineken and Namibia Breweries Limited in South Africa. Diageo has a wholly-owned subsidiary in Cameroon and also has majority-owned subsidiaries in Nigeria, Kenya, Uganda, Reunion and the Seychelles. In Ghana, Diageo and Heineken amalgamated the businesses of Guinness Ghana Limited (Diageo) and Ghana Breweries Limited (Heineken) in 2005 to form Guinness Ghana Breweries Ltd to achieve a number of commercial and operational synergy benefits.

Global Travel and Middle East (GTME) encompasses a sales and marketing organisation which targets the international consumer in duty free and travel retail outlets such as airport shops, airlines and ferries around the world and distribution of Diageo brands in the Middle East and North Africa. The global nature of the travel channel and its organisation structure allows a specialist Diageo management team to apply a co-ordinated approach to brand building initiatives and to build on consumer insights in this trade channel, where consumer behaviour tends to be different from domestic markets. In the Middle East and North Africa, distribution is achieved through third party distributors. Lebanon is an exception, where a Diageo majority-owned joint venture distributes most of the Diageo brands sold there.

Asia Pacific   Diageo Asia Pacific comprises India, the People’s Republic of China, South Korea, Japan and other Asian markets; Australia and New Zealand.

Business description (continued)

Diageo works with a number of joint venture partners in Asia Pacific. In Singapore, Malaysia, Hong Kong, People’s Republic of China, Thailand and Japan, Diageo distributes the majority of its spirits and wine brands through joint venture arrangements with Moët Hennessy. Diageo has a distribution agreement with third party distributors for the distribution of certain spirits brands in the People’s Republic of China. In South Korea, Diageo’s own distribution company distributes the majority of Diageo’s brands except that, for the period during which it is without its import licence, Soo Seok Trading Co Ltd will distribute those brands. In Japan, Guinness beer is distributed through a joint venture company with Sapporo Breweries. There is also a direct relationship with Sapporo Breweries for the distribution of Smirnoff Ice. Other spirits and wine brands, which are not distributed by the Moët Hennessy joint venture in Japan, are handled by third parties. In Malaysia, Diageo’s own and third party beers are brewed and distributed by a listed business (Guinness Anchor Berhad) in which Diageo and its partner, Asia Pacific Breweries, have a majority share through a jointly controlled joint venture company. In Singapore Diageo’s beer brands are brewed and distributed by Asia Pacific Breweries. Generally, the remaining markets in Asia are served by third party distribution networks monitored by regional offices.

In India, distribution of both imported and locally produced products is achieved through a combination of third party distributors and customers. Notably in 2007 a joint venture was formed with Radico Khaitan to manufacture and distribute certain premium local spirits, the first of which, Masterstroke, was launched in 2007.

In Australia, Diageo has its own distribution company as well as a distribution arrangement with VOK beverages, and also has licensed brewing arrangements with Carlton-United Breweries. In New Zealand, Diageo operates through third party distributors and has licensed brewing arrangements with Lion Nathan.

Seasonal impacts   The festive holiday season provides the peak period for sales. Approximately 30% of annual sales volume occurs in the last three months of each calendar year.

Employees   Diageo believes that sustainable business performance comes from developing its people’s skills, capabilities and contributions. Releasing the potential of every employee, one of Diageo’s core strategic imperatives, is at the heart of its Talent philosophy. As such, it permeates all Diageo’s people processes to ensure every individual has the opportunity to develop and apply their unique combination of talents and strengths, in pursuit of the group’s ambitions.

The combination of valuing and growing its people, its high performance culture and the day-to-day reality of the Diageo values is a key competitive advantage in the attraction, motivation and retention of a talented and diverse workforce. Opportunities for employment, training and career progression are determined on the basis of each individual’s ability and performance track record, irrespective of their gender, ethnic origin, nationality, age, religion, sexual orientation or disability. Reward and recognition programmes that are provided for employees are regularly benchmarked to determine their competitive positioning but also to ensure that individuals believe their personal contributions are appropriately valued.

Employee policies are designed in support of delivering business performance goals, whilst also being reflective of Diageo’s core values. They take account of both external legislation and internal codes of conduct. Of critical importance is the safety and wellbeing of Diageo employees. In addition, the role of employees as ambassadors of responsible drinking is actively promoted.

Business description (continued)

The senior leadership community is committed to open and continuous dialogue with its employees as a way to inform and engage them in the company’s strategy and business goals, as well as harnessing the ideas employees will have on improving broad areas of business performance. Diageo is committed to honouring its obligations to consult openly and regularly with employee representative forums and/or trade unions where appropriate. Above all, through authentic and inspiring leadership, Diageo seeks to energise its people and business partners to make Diageo a special and enduring company within which to work.

Diageo’s average number of employees during each of the three years ended 30 June 2007 was as follows:

	2007	2006	2005
Average number of employees
Full time	22,086	21,972	22,333
Part time	434	647	633
	22,520	22,619	22,966

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

Research and development   The overall nature of the group’s business does not demand substantial expenditure on research and development. However, the group has ongoing programmes for developing new drinks products. In the year ended 30 June 2007, the group’s research and development expenditure amounted to £17 million (2006 – £18 million; 2005 – £16 million). Research and development expenditure is generally written off in the year in which it is incurred.

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

Business description (continued)

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

A business service centre in Budapest, Hungary performs various process tasks for markets and supply centres including Australia, Austria, Benelux, Brazil, Canada, the Canaries, Germany, Global Travel, Great Britain, Guinness Continental Europe, Guinness supply, Iberia, Ireland, Mexico, the Nordics, North America, Northern European Logistics and Switzerland. Certain central finance activities including elements of group financial control and treasury are also performed in the business service centre in Budapest. Additional markets and supply entities may transfer to Budapest during the next few years.

Business description (continued)

The costs of the business service centre and other corporate costs which cannot be directly allocated to the business areas are reported separately within Corporate costs in the analysis of business performance. Also included in Corporate are the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drink products and the results of Gleneagles Hotel.

Associates   Diageo’s principal associate is Moët Hennessy. It also owns shares in a number of other associates. In the year ended 30 June 2007, the share of profits of associates after tax was £149 million (2006 – £131 million; 2005 – £121 million), of which Moët Hennessy accounted for £136 million (2006 – £122 million; 2005 – £113 million).

Diageo owns 34% of Moët Hennessy, the spirits and wine subsidiary of LVMH Moët Hennessy-Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in France and is a producer and exporter of a number of brands in its main business areas of champagne and cognac. Its principal champagne brands are Moët & Chandon (including Dom Pérignon), Veuve Clicquot and Mercier, all of which are included in the top 10 champagne brands worldwide by volume. Moët Hennessy also owns Hennessy, which is the top cognac brand worldwide by volume, and Glenmorangie, a malt whisky.

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

Acquisitions and disposals   Diageo has made a number of acquisitions and disposals of brands, distribution rights and equity interests in premium drinks businesses including the following:

In February 2005, Diageo acquired The Chalone Wine Group for $285 million (£153 million). The Chalone Wine Group is a North America based wine business with a range of premium brand wines and has been merged into Diageo’s North American wine business, Diageo Chateau & Estate Wines Company.

In February 2005, Diageo acquired Ursus Vodka Holding BV, the owner of the Ursus vodka and Ursus Roter brands. The principal market, by volume, for the Ursus vodka and Ursus Roter brands is Greece. Diageo’s total cash investment was €146 million (£99 million).

On 25 August 2005, Diageo completed the purchase of The “Old Bushmills” Distillery Company Limited, owner of Bushmills Irish whiskey, one of the world’s leading Irish whiskey brands, from Pernod Ricard for approximately €296 million (£209 million).

On 3 July 2006, Diageo completed the purchase of the Smirnov brand in Russia through the formation of a 75% Diageo-owned joint venture company. This company unites the Smirnoff/Smirnov brands in Russia under common ownership and is the exclusive distributor of Smirnov and Diageo’s spirits brands in Russia.

Business description (continued)

On 27 January 2007, Diageo completed the acquisition of a 43% equity stake in Sichuan Chengdu Quanxing Group Co Ltd (‘Quanxing’). Quanxing holds 39.48% of the equity in Sichuan ShuiJingFang Joint Stock Co Ltd (‘ShuiJingFang’) a leading maker of premium traditional Chinese liquor, or baijiu. ShuiJingFang is listed on the Shanghai Stock Exchange. The agreed purchase price for the 43% equity interest in Quanxing was RMB 517 million (£37 million).

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

Burger King   Diageo completed the disposal of Burger King on 13 December 2002.

Risk factors

Diageo faces competition that may reduce its market share and margins   Diageo faces substantial competition from several international companies as well as local and regional companies in the countries in which it operates. Diageo competes with drinks companies across a wide range of consumer drinking occasions. Within a number of categories, consolidation or realignment is still possible. Consolidation is also taking place amongst Diageo’s customers in many countries. Increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in Diageo’s market share in any of these categories, which would adversely affect Diageo’s results and hinder its growth potential.

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

Business description (continued)

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

Regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities   Diageo’s operations are subject to extensive regulatory requirements which include those in respect of production, product liability, distribution, importation, marketing, promotion, labelling, advertising, labour, pensions and environmental issues. Changes in laws, regulations or governmental policy could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in countries where Diageo operates may impose new labelling, product or production requirements, limitations on the advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, other restrictions on marketing, promotion and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products. Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on its sales or damage its reputation.

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

Diageo is subject to litigation directed at the beverage alcohol industry and other litigation   Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the misuse of alcohol. If such litigation resulted in fines, damages or reputational damage to Diageo or its brands, Diageo’s business could be materially adversely affected.

A number of similar putative class actions are pending in state and federal courts in the United States against Diageo plc, Diageo North America, Inc and other Diageo entities, along with a large group of other beverage alcohol manufacturers, brewers and importers. All have been brought by the same national counsel. In each action, the plaintiffs seek to pursue their claims on behalf of parents and guardians of people under the legal drinking age who illegally bought alcohol beverages during the period from 1982 to the present. Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. Some complaints include additional claims based on conspiracy, nuisance and on other legal theories.

Business description (continued)

Demand for Diageo’s products may be adversely affected by changes in consumer preferences and tastes   Diageo’s collection of brands includes some of the world’s leading beverage alcohol brands as well as brands of local prominence. Maintaining Diageo’s competitive position depends on its continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors including changes in demographic and social trends, public health regulations, changes in travel, vacation or leisure activity patterns, weather effects and a downturn in economic conditions, which may reduce consumers’ willingness to purchase premium branded products. In addition, concerns about health effects due to negative publicity regarding alcohol consumption, negative dietary effects, regulatory action or any litigation or customer complaints against companies in the industry may have an adverse effect on Diageo’s profitability.

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

Diageo’s operating results may be adversely affected by increased costs or shortages of raw materials or labour or disruption to production facilities or business service centres   The raw materials which Diageo uses for the production of its beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty or governmental controls. If commodity price changes result in unexpected increases in the cost of raw materials, glass bottles and other packaging materials or the transportation of such materials and Diageo’s beverage products, Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume, revenue and operating income. Diageo may be adversely affected by shortages of raw materials or packaging materials. Energy costs have been increasing and could continue to rise, resulting in higher transportation, freight and other operating costs.

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

Business description (continued)

retain qualified personnel in the future could make it difficult to manage the business and could adversely affect operations and financial results.

Diageo would be affected if there were a catastrophic failure of its major production facilities or business service centres. See ‘Business description – Premium drinks – Production’ for details of Diageo’s principal production areas. In addition, the maintenance and development of information systems may result in systems failures which may adversely affect business operations.

Diageo has a substantial inventory of aged product categories, principally scotch whisky and Canadian whisky, which mature over periods of up to 30 years. As at 30 June 2007, the historical cost of Diageo’s maturing inventory amounted to £1,745 million. The maturing inventory is stored primarily in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for these products as it arises. There can be no assurance that insurance proceeds would cover the replacement value of Diageo’s maturing inventory or other assets, were such assets to be lost due to contamination, fire or natural disasters or destruction resulting from negligence or the acts of third parties. In addition, there is an inherent risk of forecasting error in determining the quantity of maturing stock to lay down in a given year for future consumption. This could lead to an inability to supply future demand or lead to a future surplus of inventory and consequent write down in value of maturing stocks.

Diageo’s business may be adversely impacted by unfavourable economic conditions or political or other developments and risks in the countries in which it operates   Diageo’s business is dependent on general economic conditions in the United States, Great Britain and other important markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, could have a material adverse effect on Diageo’s business and results of operations. In addition, Diageo may be adversely affected by political and economic developments in any of the countries where Diageo has distribution networks, production facilities or marketing companies. Diageo’s operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Political and/or social unrest, potential health issues and terrorist threats and/or acts may also occur in various places around the world, which will have an impact on tourism and travel. These disruptions can affect Diageo’s ability to import or export products and to repatriate funds, as well as affecting the levels of consumer demand (for example in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo’s levels of sales or profitability.

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

Business description (continued)

Diageo may be adversely affected by fluctuations in exchange rates. The results of operations of Diageo are accounted for in pounds sterling. Approximately 30% of sales in the year ended 30 June 2007 were in US dollars, approximately 23% were in sterling and approximately 19% were in euros. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo’s reported results of operations from year to year.

Diageo may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. To partly delay any adverse impact from interest rate movements, the profile of fixed rate to floating rate net borrowings is maintained according to a duration measure that is equivalent to an approximate 50% fixed and 50% floating amortising profile. See ‘Business review – Risk management’.

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

Business description (continued)

Cautionary statement concerning forward-looking statements

This document contains ‘forward looking statements’ within the meaning of the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•       increased competitive product and pricing pressures and unanticipated actions by competitors that could impact on Diageo’s market share, increase expenses and hinder growth potential;

•       the effects of future business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or cost savings;

•       Diageo’s ability to complete existing or future acquisitions and disposals;

•       legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in tax law (including tax rates) or accounting standards, changes in taxation requirements, such as the impact of excise tax increases with respect to the business, and changes in environmental laws, health regulations and laws governing pensions;

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

•       renewal of distribution or licence manufacturing rights on favourable terms when they expire;

•       termination of existing distribution or licence manufacturing rights on agency brands;

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

Business description (continued)

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ above for the year ended 30 June 2007 filed with the Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever situated, should take note of these disclosures.

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

Business review

Introduction

Information presented   Diageo is the world’s leading premium drinks business and operates on an international scale selling all types of beverage alcohol. It is one of a small number of premium drinks companies that operate across beer, wine and spirits. Diageo’s brands have broad consumer appeal across geographies; as a result, the business is organised under the business areas of North America, Europe, International and Asia Pacific and the business analysis is presented on this basis. The following discussion is based on Diageo’s IFRS results for the year ended 30 June 2007 compared with the year ended 30 June 2006, and the year ended 30 June 2006 compared with the year ended 30 June 2005.

There are a number of accounting differences between IFRS and US GAAP. A reconciliation of net income from IFRS to US GAAP and an explanation of the differences between IFRS and US GAAP are set out in the US GAAP information in note 35 to the consolidated financial statements.

In the discussion of the performance of the business, net sales, which is defined as sales after deducting excise duties, are presented in addition to sales, since sales reflect significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the cost of goods sold and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported sales and cost of sales, without directly reflecting changes in volume, mix or profitability that are the variables which impact on the element of sales retained by the group.

The underlying performance on a constant currency basis and excluding exceptional items and the impact of acquisitions and disposals is referred to as ‘organic’ performance, and further information on the calculation of organic measures as used in the discussion of the business is included in the organic movements calculation and in the notes to that calculation.

Presentation of information in relation to the business   In addition to describing the significant factors impacting on the income statement compared to the prior year for both of the years ended 30 June 2007 and 30 June 2006, additional information is also presented on the operating performance and cash flows of the group.

There are several principal key performance indicators (some of which are non-GAAP measures) used by the group’s management to assess the performance of the group in addition to income statement measures of performance. These are volume, the organic movements in volume, sales, net sales and operating profit, and free cash flow. These key performance indicators are described below:

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

Organic movements   in volume, sales, net sales and operating profit are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.

Business review (continued)

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This strips out the effect of exchange rate movements and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control.

Exceptional items, acquisitions and disposals also impact on the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

Diageo’s strategic planning and budgeting process is based on organic movements in volume, sales, net sales and operating profit, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures.

Free cash flow   is a non-GAAP measure that comprises the net cash flow from operating activities as well as the net purchase and disposal of investments and property, plant and equipment that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group either has a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends paid and the purchase of own shares – each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Business review (continued)

Operating results – 2007 compared with 2006

Summary consolidated income statement

	Year ended 30 June
	2007	2006
	£ million	£ million
Sales	9,917	9,704
Excise duties	(2,436)	(2,444)
Net sales	7,481	7,260
Operating costs	(5,322)	(5,216)
Operating profit	2,159	2,044
Disposal of investments and businesses	(1)	157
Net finance charges	(212)	(186)
Associates’ profits	149	131
Profit before taxation	2,095	2,146
Taxation	(678)	(181)
Profit from continuing operations	1,417	1,965
Discontinued operations	139	—
Profit for the year	1,556	1,965
Attributable to:
Equity shareholders	1,489	1,908
Minority interests	67	57
	1,556	1,965

Sales and net sales   On a reported basis, sales increased by £213 million from £9,704 million in the year ended 30 June 2006 to £9,917 million in the year ended 30 June 2007. On a reported basis, net sales increased by £221 million from £7,260 million in the year ended 30 June 2006 to £7,481 million in the year ended 30 June 2007. Exchange rate movements decreased reported sales by £358 million and reported net sales by £280 million, principally arising from the weakening of the US dollar. Acquisitions and disposals resulted in a net decrease in reported sales and reported net sales of £24 million and £10 million, respectively for the year.

Operating costs   On a reported basis operating costs increased by £106 million in the year ended 30 June 2007 due to an increase in marketing costs of £35 million, from £1,127 million to £1,162 million, an increase in cost of sales of £82 million, from £2,921 million to £3,003 million, and a decrease in other operating expenses of £11 million, from £1,168 million to £1,157 million. Offset within other operating expenses in the year ended 30 June 2007 are profits on disposal of property, plant and equipment, including an exceptional gain of £40 million on the disposal of land at Park Royal in the United Kingdom. There were no exceptional items in operating costs in the year ended 30 June 2006. Excluding exceptional items, operating costs increased by £146 million from £5,216 million in the year ended 30 June 2006 to £5,362 million in the year ended 30 June 2007.

Post employment plans   Post employment costs for the year ended 30 June 2007 of £56 million (2006 – £87 million) included amounts charged to operating profit of £104 million (2006 – £106 million) partly offset by finance income of £48 million (2006 – £19 million). At 30 June 2007, Diageo’s deficit before taxation for all post employment plans was £419 million (2006 – £801 million).

Business review (continued)

Operating profit   Reported operating profit for the year ended 30 June 2007 increased by £115 million to £2,159 million from £2,044 million in the prior year. Exceptional operating gains of £40 million were generated in the year ended 30 June 2007. There were no comparable exceptional operating gains or costs in the year ended 30 June 2006. Excluding the exceptional gain relating to Park Royal, operating profit for the year increased by £75 million from £2,044 million in the year ended 30 June 2006 to £2,119 million in the current year. Exchange rate movements reduced operating profit for the year ended 30 June 2007 by £91 million.

Disposal of investments and businesses   In the year ended 30 June 2007 a loss before taxation of £1 million arose from the disposal of businesses. In the year ended 30 June 2006 gains before taxation on the disposal of businesses were £157 million, representing a gain of £151 million on the sale of the group’s remaining 25 million shares of common stock of General Mills and a gain on the sale of other businesses of £6 million.

Net finance charges   Net finance charges increased by £26 million from £186 million in the year ended 30 June 2006 to £212 million in the year ended 30 June 2007.

The net interest charge increased by £58 million from £193 million in the prior year to £251 million in the year ended 30 June 2007. This increase principally resulted from the increase in net borrowings in the year and the increase in US dollar and euro interest rates. Exchange rate movements reduced net interest by £11 million.

Other net finance income of £39 million (2006 – £7 million) included income of £48 million (2006 – £19 million) in respect of the group’s post employment plans. This movement principally reflects the increase in the value of the assets held by the post employment plans between 1 July 2005 and 30 June 2006. Other finance income for the year ended 30 June 2007 of £7 million (2006 – charge of £2 million) includes income of £6 million (2006 – charge of £2 million) in respect of exchange rate translation differences on intercompany funding arrangements that do not meet the accounting criteria for recognition in equity. Other finance charges of £16 million (2006 – £15 million) in respect of the unwinding of the discount on discounted provisions were recognised during the year. Other finance income in the year ended 30 June 2006 also included £5 million dividend income in respect of the group’s interest in General Mills.

Associates   The group’s share of profits of associates after interest and tax was £149 million for the year ended 30 June 2007 compared to £131 million in the prior year. Diageo’s 34% equity interest in Moët Hennessy contributed £136 million to share of profits of associates after interest and tax (2006 – £122 million).

Profit before taxation   Profit before taxation decreased by £51 million from £2,146 million to £2,095 million in the year ended 30 June 2007, primarily as a result of increased operating profit in the year which was more than offset by the £151 million gain on disposal of General Mills shares in the year ended 30 June 2006.

Taxation   The reported effective tax rate for the year ended 30 June 2007 is 32.4% compared with 8.4% for the year ended 30 June 2006. Factors that increased the reported effective tax rate for the year ended 30 June 2007 were a provision for the settlement of tax liabilities relating to the Guinness/GrandMet merger, lower carrying value of deferred tax assets primarily following a reduction in tax rates and the tax impact of an intragroup reorganisation of certain brand businesses. The effective tax rate in the prior year was reduced following the agreement of certain brand values with tax fiscal authorities that resulted in recognising an increase in the group’s deferred tax assets of £313 million.

Business review (continued)

Discontinued operations   In the year ended 30 June 2007 profit after tax in respect of the disposal of businesses was £139 million. This profit represents a tax credit of £82 million in respect of the recognition of capital losses that arose on the disposal of Pillsbury and Burger King and a tax credit of £57 million following resolution with the tax authorities of various audit issues including prior year disposals. There was no profit or loss from discontinued operations in the year ended 30 June 2006.

Dividend   The directors recommend a final dividend of 20.15 pence per share, an increase of 5.2% on last year’s final dividend. The full dividend will therefore be 32.7 pence per share, an increase of 5.1% from the year ended 30 June 2006. Subject to approval by shareholders, the final dividend will be paid on 22 October 2007 to shareholders on the register on 14 September 2007. Payment to US ADR holders will be made on 26 October 2007. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 1 October 2007.

Exceptional items before taxation   Exceptional items are those items that in management’s judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	2007	2006
	£ million	£ million
Operating costs:
Gain on disposal of Park Royal property	40	—
Disposals:
Gain on disposal of General Mills shares	—	151
Other disposals	(1)	6
	(1)	157

Operating results – 2007 compared with 2006 – analysis by brand and business area

In order to assist the reader of the financial statements, the following comparison of 2007 with 2006 includes tables which present the exceptional items, exchange, acquisitions and disposals and organic components of the year on year movement for each of volume, sales, net sales and operating profit. Organic movements in the tables below are calculated as follows:

(a)   The organic movement percentage is the amount in the column headed ‘Organic movement’ in the tables below expressed as a percentage of the aggregate of the column headed 2006 Reported, the column headed Exchange and the amounts in respect of transfers (see note (2) beneath the tables of organic movement calculations) and disposals (see note (4) beneath the tables of organic movement calculations) included in the column headed Transfers, acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to exclude the effect of exchange rate movements by recalculating the prior period results as if they had been generated at the current period’s exchange rates. Organic movement percentages are calculated as the organic movement amount in £ million, expressed as the percentage of the prior period results at current year exchange rates and after adjusting for transfers, disposals and exceptional items. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

Business review (continued)

(b)   Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period. In the calculation of operating profit the overheads included in disposals were only those directly attributable to the businesses disposed, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period.

(c)   Organic movement in operating margin is the difference between the 2007 operating margin (operating profit adjusted for exceptional items expressed as a percentage of sales) and an operating margin where the amounts for each of sales and operating profit are the aggregate of those captions in the columns headed 2006 Reported, the column headed Exchange and the amounts in respect of transfers (see note (2) beneath the tables of organic movement calculations) and disposals (see note (4) beneath the tables of organic movement calculations) included in the column headed Transfers, acquisitions and disposals. Organic movement in operating margin is calculated as the movement amount in margin percentage, expressed in basis points between the operating margin for the prior period results at current year exchange rates and after adjusting for transfers, disposals and exceptional items and the operating margin for the current period results adjusted for current period exceptional items. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

The organic movement calculations for volume, sales, net sales and operating profit for the year ended 30 June 2007 were as follows:

		Acquisitions
	2006	and	Organic	2007
	Reported	disposals	movement	Reported	Organic
	units	units	units	units	movement
	million	million	million	million	%
Volume
North America	48.8	—	1.4	50.2	3
Europe	41.4	0.1	(0.6)	40.9	(2)
International	32.1	0.2	5.0	37.3	16
Asia Pacific	11.5	—	1.4	12.9	12
Total	133.8	0.3	7.2	141.3	5

Business review (continued)

			Transfers,
			acquisitions
	2006		and	Organic	2007	Organic
	Reported	Exchange	disposals	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	%
Sales
North America	2,968	(225)	2	170	2,915	6
Europe	3,834	(32)	(26)	(11)	3,765	—
International	1,784	(73)	—	320	2,031	19
Asia Pacific	1,042	(28)	—	117	1,131	12
Corporate	76	—	—	(1)	75	(1)
Total	9,704	(358)	(24)	595	9,917	6
Net sales
North America	2,510	(190)	1	151	2,472	7
Europe	2,455	(23)	(11)	6	2,427	—
International	1,456	(46)	—	257	1,667	18
Asia Pacific	763	(21)	—	98	840	13
Corporate	76	—	—	(1)	75	(1)
Total net sales	7,260	(280)	(10)	511	7,481	7
Excise duties	2,444				2,436
Sales	9,704				9,917

				Transfers,
				acquisitions
	2006	Exceptional		and	Organic	2007	Organic
	Reported	items	Exchange	disposals	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	£ million	%
Operating profit
North America	829	—	(69)	(3)	93	850	12
Europe	737	—	(10)	(3)	(1)	723	—
International	445	—	(20)	(5)	79	499	19
Asia Pacific	199	—	(6)	(9)	12	196	7
Corporate	(166)	40	14	17	(14)	(109)	(9)
Total	2,044	40	(91)	(3)	169	2,159	9

Notes

(1)          Differences between the reported volume movements and organic volume movements are due to acquisitions and disposals.

(2)          Transfers represent the movement between operating units of certain activities, the most significant of which were the reallocation of certain supply and other overheads from corporate to the regions and the reallocation of certain prior year transaction exchange differences into Corporate. Transfers reduced restated prior year operating profit for North America, International and Asia Pacific profits by £3 million, £5 million and £9 million, respectively and reduced costs in Corporate by £17 million.

(3)          The exchange adjustments for sales, net sales and operating profit are principally in respect of the US dollar.

(4)          The only acquisition in the year ended 30 June 2007 that affected sales, net sales and operating profit was the acquisition of the Smirnov brand in Russia which was reported in Europe. The other acquisition impacting the calculation of organic growth in the period was the acquisition of The ‘Old Bushmills’ Distillery Company Limited in August 2005. Disposals affecting the period were the

Business review (continued)

disposal of United Beverages Limited and Three Barrels (both Europe) and contributed volume, sales, net sales and operating profit of 213k equivalent units, £35 million, £17 million and £2 million, respectively, in the year ended 30 June 2006.

(5)          Exceptional items in the year ended 30 June 2007 represents a gain on the disposal of land at the Park Royal site. There were no operating exceptional items in the year ended 30 June 2006.

Brand performance

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Global priority brands	6	6	3	7
Local priority brands	4	3	3	7
Category brands	7	6	4	8
Total	6	5	3	7

Key spirits brands*:
Smirnoff vodka	6	6	4	9
Johnnie Walker	14	14	13	16
Captain Morgan	7	7	2	10
Baileys	7	7	6	10
JeB	(2)	(2)	(3)	(1)
José Cuervo	2	2	(4)	3
Tanqueray	6	6	3	10
Crown Royal – North America	5	5	1	9
Buchanan’s – International	41	41	53	40
Windsor – Asia Pacific	15	15	12	15
Guinness	2	2	—	3
Ready to drink	(1)	(1)	(5)	—

*                    Spirits brands excluding ready to drink.

The global priority brands represent 60% of volume and were the main driver of top line growth with volume up 6% and net sales up 7%. The growth was driven by the performance of Johnnie Walker, Smirnoff, Baileys and Captain Morgan across a number of regions. These are the world’s leading brands and this volume growth represents some huge increases in case volume. Smirnoff, for example, grew by over a million cases while Johnnie Walker grew by almost two million cases in the year.

Johnnie Walker volume is now over 15 million cases and the brand extended its position further as the world’s leading Scotch with growth around the globe.

Smirnoff vodka volume was up 6% to 23.2 million cases with growth in each region but particularly in North America which accounts for over 40% of total Smirnoff net sales. Net sales grew 9% as a result of price increases in many markets.

Growth of Baileys was driven by the launch of Baileys flavours with particularly strong performances in North America and International.

Business review (continued)

While Captain Morgan is primarily a North American brand, it also grew strongly in Europe.

Outstanding performance of Guinness in International with net sales up 15% and growth in North America offset the decline in the tough beer markets of Great Britain and Ireland.

The local priority brands were the biggest driver of overall price and mix improvement in the year. Crown Royal in North America, Buchanan’s in International and Windsor in Asia Pacific all grew strongly and contributed significantly to this improvement.

Category brands performance was driven by Diageo’s other Scotch brands, as well as the high value reserve brands.

The overall performance of ready to drink was driven by the continued decline of the category in Europe offset by strong growth in International.

Analysis by business

	2007		2006
		Operating		Operating
	Net sales	profit/(loss)	Net sales	profit/(loss)
	£ million	£ million	£ million	£ million
North America	2,472	850	2,510	829
Europe	2,427	723	2,455	737
International	1,667	499	1,456	445
Asia Pacific	840	196	763	199
Corporate	75	(109)	76	(166)
Total	7,481	2,159	7,260	2,044

Changes in local priority brand classification

The following changes reflect the classification of brands to a regional basis rather than a single market basis.

In Europe the following brands were classified as local priority brands in the single markets indicated: Archers schnapps (Great Britain), Bell’s Extra Special whisky (Great Britain), Cacique rum (Spain), Cardhu whisky (Spain), Gordon’s gin (Great Britain), Budweiser lager (Ireland), Carlsberg lager (Ireland), Harp lager (Ireland) and Smithwick’s ale (Ireland). These brands are now classified as local priority brands in Europe.

In International the following brands were classified as local priority brands in the single markets indicated: Bell’s Extra Special whisky (South Africa), Buchanan’s De Luxe whisky (Venezuela), Malta Guinness non-alcoholic malt (Africa), Pilsner lager (Africa), Tusker lager (Africa) and Red Stripe lager (Jamaica). These brands are now classified as local priority brands in International.

In Asia Pacific the following brands were classified as local priority brands in the single markets indicated: Old Parr whisky (Japan), Dimple/Pinch whisky (Korea), Bundaberg rum (Australia) and Windsor Premier whisky (Korea). These brands are now classified as local priority brands in Asia Pacific.

In North America the following brands were moved from local priority brands to category brands to reflect the priority brand focus of the region: Goldschlager, Gordon’s gin, Myers rum, Romana Sambuca and Rumple Minze. In addition, Chalone and other US wines brands were moved from category brands to local priority brands for the region. The following brands remain local priority brands for the North

Business review (continued)

America region: Buchanan’s De Luxe whisky, Crown Royal Canadian whisky, Seagrams 7 Crown American whiskey, Seagrams VO Canadian whisky, Beaulieu Vineyard wine and Sterling Vineyards wine.

In the comparison of the year ended 30 June 2007 against 30 June 2006 all comparative figures have been restated to be on a consistent basis.

North America

Summary:

•       Price increases and mix improvements drove top line growth

•       Smirnoff vodka and Baileys each delivered double digit net sales growth and further share gains

•       Value share of the US spirits market was up 0.6 percentage points

•       Operating margin improved in organic terms by 1.6 percentage points

			Reported	Organic
Key measures:	2007	2006	movement	movement
	£ million	£ million	%	%
Volume			3	3
Net sales	2,472	2,510	(2)	7
Marketing spend	364	384	(5)	5
Operating profit	850	829	3	12

Reported performance   Net sales were £2,472 million in the year ended 30 June 2007 down by £38 million from £2,510 million in the prior year. Reported operating profit increased by £21 million to £850 million in the year ended 30 June 2007.

Organic performance   The weighted average exchange rate used to translate US dollar sales and profit moved from £1 = $1.78 in the year ended 30 June 2006 to £1 = $1.93 in the year ended 30 June 2007. Exchange rate impacts decreased net sales by £190 million. Acquisitions increased net sales by £1 million and there was an organic increase of £151 million. Exchange rate impacts reduced operating profit by £69 million and transfers of costs between regions reduced operating profit by £3 million. There was an organic increase in operating profit of £93 million.

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
Brand performance:	movement	movement	movement	movement
	%	%	%	%
Global priority brands	4	4	(2)	7
Local priority brands	3	3	(2)	8
Category brands	(2)	(2)	(1)	5
Total	3	3	(1)	7

Key brands:
Smirnoff vodka	5	5	2	10
Johnnie Walker	5	5	(2)	7
Captain Morgan	6	6	1	9
Baileys	20	20	13	22
José Cuervo	1	1	(5)	3
Tanqueray	6	6	1	9

Business review (continued)

Crown Royal	5	5	1	9
Guinness	4	4	(1)	7
Ready to drink	(6)	(6)	(8)	(1)

Price increases and mix improvement drove performance in North America as top line growth was achieved across spirits, wine and beer.

Smirnoff vodka had another strong year with volume up 5% and net sales up 10% as price increases have been implemented. Smirnoff continued to benefit from the ‘Clearly Smirnoff’ campaign and gained 0.2 percentage points of value share.

Johnnie Walker volume was up 5% and stronger growth of Johnnie Walker Black Label together with price increases on Johnnie Walker Black Label led to net sales growth of 7%. Share was up 2.0 percentage points on a value basis with gains on both Johnnie Walker Red Label and Johnnie Walker Black Label.

New television advertising campaigns and successful on trade marketing programmes increased brand awareness and recruited new consumers to Captain Morgan resulting in share gains of 1.5 percentage points on a value basis. Volume was up 6% and price increases on Captain Morgan Original Spiced Rum were implemented, driving net sales growth of 9%.

Baileys had an outstanding year with volume up 20% and net sales up 22%. This was driven by the national launch of Baileys flavours and by continued growth of the core brand.

José Cuervo delivered 1% volume growth and 3% net sales growth. Investment has been focused around the super premium labels as this is the segment that is driving category growth. As a result these grew by 20%, albeit off a small base.

Tanqueray grew volume 6% and net sales 9%, gaining 0.9 percentage points of value share in a declining category. This was driven by increased media investment behind the ‘Are You Ready to Tanqueray’ campaign and the introduction of Tanqueray Rangpur which was launched nationally in the second half.

Local priority brand volume increased 3% and net sales increased 8%. Growth of Crown Royal and US wines were partially offset by a small decline in Seagram’s VO. US wines grew net sales 8% driven by strong growth of the Chalone wines.

Crown Royal volume increased 5% as the NASCAR team sponsorship was up-weighted for the 2006 season and the brand returned to being advertised on television in December following two years of limited presence. Price increases were implemented on approximately 40% of volume and this, combined with the positive performance of the luxury Crown Royal Extra Rare, drove net sales growth of 9%.

Volume in the category brands declined 2%. Growth of beer and reserve brands led to mix improvement and net sales grew 5%.

Guinness volume grew 4%, with net sales up 7% as a result of a national price increase on the brand. Increased marketing activity was focused on Guinness Draught in Bottles leading to distribution gains and increased levels of visibility in retail. Additionally, marketing spend on TV media was up.

Ready to drink volume declined 6% whilst net sales were down 1% as a result of price increases and mix improvement. While Smirnoff ready to drink volume declined, innovation delivered mix improvements with the introduction of new Smirnoff Ice flavours and Smirnoff Raw Tea. The continued growth of Parrot Bay Tropical Malt Beverages and José Cuervo Golden Margaritas also contributed to this.

Business review (continued)

Europe

Summary:

•       Overall performance improved in the second half, with volume growth of 3% and net sales growth of 4%

•       Great Britain, Ireland and Spain all delivered net sales growth in the second half

•       In Russia Johnnie Walker and Baileys were the key drivers of very strong growth

•       Focus on premiumisation in growing categories in Continental Europe

			Reported	Organic
Key measures:	2007	2006	movement	movement
	£ million	£ million	%	%
Volume			(1)	(2)
Net sales	2,427	2,455	(1)	—
Marketing spend	391	389	1	1
Operating profit	723	737	(2)	—

Reported performance   Net sales were £2,427 million in the year ended 30 June 2007 down by £28 million from £2,455 million in the prior year. Reported operating profit decreased by £14 million to £723 million in the year ended 30 June 2007.

Organic performance   The weighted average exchange rate used to translate euro sales and profit moved from £1 = €1.46 in the year ended 30 June 2006 to £1 = €1.48 in the year ended 30 June 2007. Exchange rate impacts reduced net sales by £23 million. Acquisitions increased net sales by £6 million, disposals decreased net sales by £17 million and there was an organic increase of £6 million. Exchange rate impacts reduced operating profit by £10 million. Acquisitions decreased operating profit by £1 million, disposals decreased operating profit by £2 million and there was an organic decrease in operating profit of £1 million.

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
Brand performance:	movement	movement	movement	movement
	%	%	%	%
Global priority brands	(1)	(1)	(1)	—
Local priority brands	(6)	(6)	(3)	(2)
Category brands	3	1	(1)	2
Total	(1)	(2)	(1)	—

Key brands:
Smirnoff vodka	2	2	3	4
Johnnie Walker	4	4	11	12
Baileys	(2)	(2)	1	2
JeB	(4)	(4)	(3)	(2)
Guinness	(6)	(6)	(5)	(4)
Ready to drink	(12)	(12)	(14)	(12)

Business review (continued)

Global priority brand volume declined 1% and net sales were flat as the decline of Smirnoff ready to drink and of Guinness was offset by strong growth of Johnnie Walker. Performance in the global priority brands significantly improved during the second half with volume up 3% and net sales up 4%.

Smirnoff vodka volume increased 2% while net sales increased 4% following price increases in Ireland and benefiting from the premiumisation strategy in Continental Europe which focused on building the brand credentials of Smirnoff Red and Smirnoff Black. With significant improvement in Great Britain, volume in the second half grew 6% and net sales grew 8%.

Johnnie Walker volume was up 4% and net sales increased 12%. Volume growth was driven largely from Johnnie Walker Black Label in Greece and Poland and Johnnie Walker Red Label in Russia, Poland, Bulgaria and the Balkans. Net sales growth was the result of price increases, up-weighted investment and a premiumisation strategy in Russia, Greece and Iberia. Volume and net sales further improved in the second half, with growth of 11% and 24% respectively.

While Baileys volume declined 2%, net sales increased 2%. This was driven by action taken in Great Britain in the first half to increase net sales per case and higher net sales per case in Russia as a result of the move to an in market company. Strong volume performance in Continental Europe and Russia and the launch of Baileys flavours partially offset the decline in Great Britain. Both volume and net sales growth across Europe improved during the second half as volume increased 13% and net sales increased 17%.

JeB volume declined 4% and net sales declined 2%, primarily driven by the continued decline of the scotch category in Spain. This was partially offset by growth in France and Eastern Europe.

Guinness volume declined 6% driven by the continued trend from on to off trade. Price increases were taken during the year and net sales declined 4%.

Total ready to drink volume and net sales declined 12%, primarily driven by Smirnoff Ice in Great Britain, Germany and France.

Local priority brand performance was impacted by the decline of Gordon’s and Bell’s in Great Britain, as a result of the Christmas pricing strategy to increase net sales value to the trade and by a decline in Cacique in Spain. This led to volume down 6% and net sales down 2%.

Category brand volume increased 1% and net sales increased 2%, driven by gains in Pimm’s and Blossom Hill.

Great Britain

In the full year volume and net sales both declined 5%. This reflects decline in the first half partially offset by growth in the second half. As a result of a more focused strategy on core spirits during the second half, spirits accounted for a greater proportion of total net sales and the proportion of ready to drink and beer fell. This resulted in second half volume growth of 6% ahead of net sales growth of 1%.

Smirnoff vodka volume declined 1% but net sales increased 1% as a result of price increases. In the second half, a combination of focus on sales execution and brand building initiatives resulted in volume up 10% and net sales up 11%.

Baileys volume declined 25% and net sales declined 21% as a result of the Christmas pricing strategy to increase net sales per case to the off trade. In the second half net sales were up 12% as a result of increased promotions.

Business review (continued)

Guinness volume declined 5% while a price increase in February 2007 moderated the net sales decline to 3%. This was broadly in line with the performance of the beer market in the United Kingdom. However, positive consumer reaction to a new advertising campaign meant that Guinness gained share in the on trade and is now the number four beer in Great Britain.

Local priority brand volume declined 9% and net sales declined 8%, driven by Gordon’s and Bell’s. Performance significantly improved during the second half with a 10% volume and 6% net sales increase.

Category brand volume increased 4% while net sales were flat as growth in Pimm’s and Blossom Hill offset declines in Piat d’Or.

Smirnoff ready to drink net sales declined 14% in line with the segment.

Ireland

The key driver in Ireland continues to be the trend from the on to the off trade. For the full year, volume was down 2% and net sales were down 1%. While net sales of beer declined 2%, spirits and wines outperformed in both the on and off trade with 4% and 7% net sales growth respectively. Smirnoff vodka grew net sales 7% and Baileys net sales increased 2%. In wine, Blossom Hill increased net sales by 37%, albeit off a small base.

Guinness volume declined 9% and net sales declined 7%. The second half performance improved following increased marketing and net sales declined by 5%.

Net sales of the lager brands grew 3% driven by Budweiser with the support of the successful launch of Bud Light.

Iberia

Volume declined 7% and net sales declined 2%. This was primarily driven by Spain, where performance was impacted by a declining scotch category combined with changes in consumer behaviour following new legislation that increased drink driving penalties. Price increases across both Spain and Portugal partially offset the impact of the volume decline.

JeB volume declined 8% and net sales declined 3%. In the second half, volume and share performance improved as a result of investment in the off trade and price increases were implemented. This combined with growth in JeB Reserve led to price mix improvement.

Price increases contributed to Johnnie Walker net sales growth of 4% while stock level reduction led to a volume decline of 2%. The brand outperformed the scotch category in Spain with Johnnie Walker Red Label the only whisky brand growing within the standard segment. Johnnie Walker Black Label became the number one deluxe whisky in Spain with share growth of 4.2 percentage points.

Local priority brand volume declined 10%, primarily driven by lower volume in Cacique down 8%. Growth in premium variants and Cacique 500 and Cacique Origen, which both gained share, combined with price increases, did improve mix and net sales were down 3%.

Category brand volume was down 9% primarily because of the decline in low priced scotch brands. Mix improvement was delivered as Diageo’s malt whisky brands grew strongly, albeit off a small base and net sales declined 3%.

Business review (continued)

Rest of Europe

In Continental Europe focus on premiumisation with the relaunch of Smirnoff Black, reallocation of spending toward key brands and innovation with Baileys flavours drove volume up 4% and net sales up 5%.

In France volume increased 6% and net sales increased 2%. In a competitive market, promotional activity for priority brands such as Baileys, Smirnoff and Johnnie Walker increased.

In Greece total industry spirit sales declined 2%, driven by a decline in the off trade of 5%. In addition, the port strike during the first half and a decline in Ursus caused volume to decline 4%. Net sales were flat however as a result of a premiumisation strategy and price increases across all categories. Diageo continues to be the leader in whisky, with Johnnie Walker Red Label leading both the on and off trade. Net sales performance in Johnnie Walker Black Label, Tanqueray and Cardhu were also strong, with increases of 25%, 39% and 14% respectively.

In Eastern Europe total volume increased 13% driven by Johnnie Walker Red Label, Johnnie Walker Black Label, JeB and Baileys. Net sales grew 16% as a result of premiumisation, in particular the strong growth of Johnnie Walker Black Label and new routes to market.

In Russia volume grew 25% and net sales grew 63%. The move from a distributor to a newly created in-market company in July 2006 drove an increase in net sales per case. Following this move Diageo’s regional presence increased to cover 74 cities in Russia and marketing spend increased behind Johnnie Walker Red Label, Baileys and Captain Morgan. The newly acquired Smirnov brand has shown a promising start.

International

Summary:

•       Strong growth delivered throughout the region

•       Diageo’s scotch brands, especially Johnnie Walker and Buchanan’s, were key drivers of net sales growth

•       Guinness grew net sales 15% led by strong growth across all major markets in Africa

•       Baileys grew net sales 21% driven by the launch of Baileys flavours

•       Global Travel and Middle East grew net sales 8% despite difficult trading conditions

			Reported	Organic
Key measures:	2007	2006	movement	movement
	£ million	£ million	%	%
Volume			16	16
Net sales	1,667	1,456	14	18
Marketing spend	208	183	14	17
Operating profit	499	445	12	19

Reported performance   Net sales were £1,667 million in the year ended 30 June 2007 up by £211 million from £1,456 million in the prior year. Reported operating profit increased by £54 million to £499 million in the year ended 30 June 2007.

Business review (continued)

Organic performance   Exchange rate impacts reduced net sales by £46 million. There was an organic increase in net sales of £257 million. Exchange rate impacts reduced operating profit by £20 million and transfers of costs between regions reduced operating profit by £5 million. There was an organic increase in operating profit of £79 million.

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
Brand performance:	movement	movement	movement	movement
	%	%	%	%
Global priority brands	15	15	12	17
Local priority brands	19	15	22	24
Category brands	18	18	14	16
Total	16	16	15	18

Key brands:
Smirnoff vodka	11	11	8	17
Johnnie Walker	17	16	18	18
Baileys	19	19	19	21
Buchanan’s	41	41	53	40
Guinness	13	13	7	15
Ready to drink	22	22	8	19

Global priority brands achieved strong growth with Guinness net sales up 17% in Africa and Johnnie Walker and Baileys delivering double-digit net sales growth across most markets. Smirnoff vodka also performed strongly with Brazil the key driver.

Johnnie Walker continued to demonstrate the success of its global campaign with volume up 16% and net sales up 18%, benefiting from increased marketing investment especially in Latin America and South Africa. Johnnie Walker’s Grand Prix team sponsorship continues to be a powerful platform to drive brand equity and deliver Diageo’s responsible drinking messages.

Guinness delivered strong growth throughout Africa. Growth accelerated in the second half as the new Guinness Greatness campaign was rolled out. The brand responded well to increased investment especially in Nigeria, the biggest market for Guinness in International, which accounts for 50% of the volume in Africa.

Baileys delivered net sales growth in Latin America and Global Travel and Middle East with Baileys flavours helping to drive the increase.

Performance of the local priority brands was driven by Buchanan’s. Malta Guinness also performed strongly in Nigeria and Ghana with net sales up 14% and 25% respectively, while Tusker grew net sales across East Africa.

Old Parr in Latin America and beer brands, especially Senator in East Africa, drove growth of category brands.

Ready to drink volume grew 22% and net sales grew 19%. Growth was driven by Smirnoff Storm, which continued to grow share in the segment in South Africa and the launch of Smirnoff Ice in Nigeria and Ghana. Smirnoff Ice also continued to perform well in Brazil.

Business review (continued)

Africa

Volume in Africa grew 17% with net sales up 19% as a result of price increases in Ghana and Nigeria and mix improvement in South Africa. Guinness, Senator, Johnnie Walker Black Label and Smirnoff ready to drink were the main drivers of growth.

Volume in Nigeria was up 10% as a result of strong growth in a relatively stable economy. Net sales were up 16% as a price increase was implemented on Guinness. Investment behind the Guinness Greatness campaign drove Guinness net sales up 18%. Malta Guinness net sales grew 14%.

In East Africa volume was up 27% and net sales up 25%. Senator grew net sales 55%, benefiting from the government’s zero-rated tax on non-malt beer in Kenya that allowed it to compete in the huge low value alcohol segment. Guinness net sales were up 32% due to the success of the Guinness Greatness campaign and net sales of Tusker and Pilsner were up 15% and 18% respectively.

In South Africa net sales were up 23% on volume growth of 15%. Mix improvement was delivered as a result of the growth in Smirnoff ready to drink, which grew net sales 40% and Diageo’s scotch brands, which grew ahead of the category. Johnnie Walker led this growth with net sales up 44%. Price increases were implemented across all key brands during the year.

Volume in Ghana was up 3% and net sales up 16% as a result of growth in Malta Guinness and Guinness and price increases taken in the year.

In Cameroon trading improved following a substantial decline in volume in the prior year. Volume was up 10% as Guinness performed strongly and gained 1.4 percentage points of share. Net sales growth up 2% was held back primarily as a result of a change to third party distribution.

Latin America and Caribbean

Strong growth was delivered in Latin America and Caribbean throughout the year with volume up 18% and net sales up 22%. Diageo’s scotch brands continued to drive this growth, especially Johnnie Walker and Buchanan’s. Smirnoff and Baileys also delivered strongly across the region with net sales up 29% and 32% respectively.

In Venezuela Diageo leads the growing scotch category and made further share gains, with share up 0.7 percentage points in the super deluxe scotch segment and 2.3 percentage points in the standard scotch segment.

In Paraguay, Uruguay and Brazil net sales grew 21%. New advertising campaigns and a broadening of distribution outside of key cities drove growth in Johnnie Walker with net sales up 19%. Price increases were successfully implemented on Smirnoff vodka and net sales grew 31% on volume growth of 18%. Smirnoff vodka is driving growth in the premium vodka segment. Smirnoff ready to drink also performed well as net sales grew 25%.

In Mexico volume was up 5% and net sales up 9% as Diageo gained share in the scotch and liqueurs categories. While Diageo gained share across each scotch segment, super deluxe scotch is the fastest growing segment in the category and Diageo gained 2.0 percentage points of share. In liqueurs Baileys volume increased 21% following the launch of Baileys flavours in May 2007.

Business review (continued)

Global Travel and Middle East

Volume was up 7% and net sales up 8% despite the difficult trading conditions resulting from conflicts in the Middle East and travel security issues worldwide. Diageo’s scotch brands were key to this growth. Johnnie Walker Black Label performed strongly with net sales up 8% as the premium status of the brand was enhanced through promotional activities such as the golf gift pack in Asia around the Johnnie Walker Classic golf tournament. The Johnnie Walker super deluxe labels also continued their strong performance. Baileys grew net sales 11% mainly driven by the global roll out of Baileys flavours.

Asia Pacific

Summary:

•       All markets contributed to top line sales growth

•       Excellent growth of Johnnie Walker drove overall performance

•       Sales growth accelerated in the second half

•       Share gains delivered in key categories across a number of markets

			Reported	Organic
Key measures:	2007	2006	movement	movement
	£ million	£ million	%	%
Volume			12	12
Net sales	840	763	10	13
Marketing spend	199	171	16	22
Operating profit	196	199	(2)	7

Reported performance   Net sales were £840 million in the year ended 30 June 2007 up by £77 million from £763 million in the prior year. Reported operating profit decreased by £3 million to £196 million in the year ended 30 June 2007.

Organic performance   Exchange rate impacts reduced net sales by £21 million. There was an organic increase in net sales of £98 million. Exchange impacts reduced operating profit by £6 million and transfers of costs between regions reduced operating profit by £9 million. There was an organic increase in operating profit of £12 million.

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
Brand performance:	movement	movement	movement	movement
	%	%	%	%
Global priority brands	18	18	14	17
Local priority brands	4	4	3	6
Category brands	4	4	10	14
Total	12	12	10	13

Key brands:
Smirnoff vodka	23	23	25	31
Johnnie Walker	25	25	19	22
Windsor	15	15	12	15
Guinness	(5)	(5)	5	5
Ready to drink	3	3	1	5

Business review (continued)

Global priority brands drove overall performance. Johnnie Walker which is Diageo’s largest brand in Asia Pacific, representing nearly a third of net sales, drove approximately 50% of the net sales growth in the region.

Smirnoff volume grew 23% responding well to increased marketing investment. Price increases were also implemented in a number of markets and as a result net sales grew 31%. Growth was driven by India and Australia as Smirnoff Experience events, promotions and in the case of Australia, the ‘Clearly Smirnoff’ media campaign, increased brand awareness.

Johnnie Walker growth accelerated over last year as a result of brand building marketing, aligned to Johnnie Walker’s Grand Prix team sponsorship, mentoring and PR events. Johnnie Walker Red Label grew net sales over 50% in Thailand and in China net sales of Johnnie Walker Black Label continued to grow strongly.

Guinness performance was the result of a strategy to drive value. Net sales increased 5% as price increases and the repatriation of Guinness from a third party distributor in Korea offset a volume decline of 5%.

Local priority brands grew volume 4% and net sales 6% primarily as a result of growth in Windsor in Korea.

Significant mix improvement was delivered in category brands with volume up 4% and net sales up 14%. This was primarily driven by the growth of Benmore in Thailand offsetting declines in the lower priced Spey Royal and Golden Knight.

Ready to drink volume increased 3% and net sales increased 5%, driven by Smirnoff Ice in Japan which was relaunched in fiscal 2006. In Australia, a decline in Bundaberg ready to drink was offset by new brand launches.

Marketing spend in Asia Pacific increased 22%. This growth was driven by investments made in the high growth potential markets such as India and China, although the rate of growth in marketing spend in China has now moderated following the significant upweight in fiscal 2005 and 2006. The growth in marketing was targeted behind priority brands such as Johnnie Walker and Smirnoff vodka and behind the launch of new brands in India.

In Australia volume increased 3% and net sales grew 4%. In ready to drink net sales grew 1% as a net sales decline in Bundaberg of 4% was offset by growth in both Johnnie Walker and Smirnoff ready to drink variants, with net sales up 12% and 5% respectively. Johnnie Walker and Smirnoff net sales growth was driven by new line extensions and formats. In spirits Diageo outperformed the spirits category. Smirnoff vodka grew volume 15% as a result of media investment behind the ‘Clearly Smirnoff’ campaign and price increases led to net sales growth of 22%. Johnnie Walker’s cricket sponsorship and a new advertising campaign led to volume up 8%. Net sales were up 11% as a price increase was implemented on Johnnie Walker Red Label.

In Korea volume increased 8% and net sales were up 13%. Windsor continued to perform strongly, driving overall performance as net sales grew 15%. Diageo has outperformed the growing whisky category and therefore extended its leadership position with Windsor now the number one scotch brand in Korea. Positive brand mix was delivered as the growth of Windsor more than offset the decline of Dimple and this, combined with price increases and the repatriation of Guinness from a third party distributor, drove net sales growth ahead of volume growth. During the year Diageo Korea and several of its current and former

Business review (continued)

employees were subject to investigations by Korean authorities regarding various regulatory and control matters. Some of these investigations are continuing and Diageo is also investigating these matters.

Diageo Korea’s import license was cancelled after an investigation by the Korean National Tax Service concluded a number of Diageo salesmen were involved in sales to unlicensed wholesalers. Therefore from the end of July 2007 Diageo has operated in Korea through a third party distributor.

On 30 August 2007 indictments against current and former Diageo Korea employees were issued for alleged bribes paid to a Korean customs official. Diageo had previously voluntarily reported these allegations to the United States Department of Justice and the United States Securities and Exchange Commission. Indictments against current and former Diageo Korea employees were issued on the same date for alleged tax evasion.

In Japan volume declined 1%, while net sales grew 8%. Volume performance continued to be impacted by the decline in the scotch category while the growth of Smirnoff Ice following the relaunch drove mix improvement. Although share has been lost in the standard and deluxe segments, Diageo has focused investment on the super deluxe brands and delivered growth significantly ahead of the segment.

In Thailand while the whisky category declined, Diageo continued to outperform. Volume was up 4% and net sales were significantly ahead, up 21%, driven by Diageo’s strategy to drive mix improvement and a reduction in excise duties on certain brands. Diageo leads across premium, deluxe and super deluxe scotch segments and has increased its value share of the overall category by 5.4 percentage points. Johnnie Walker Black Label gained further share in the deluxe segment whilst Johnnie Walker Red Label drove the growth in the premium whisky segment, with net sales up 54%. In the standard segment, mix improvement has been achieved through focus on Benmore in preference to the lower priced Spey Royal. Volume of Spey Royal therefore declined as did volume of Golden Knight in the economy segment.

In China volume grew 41% and net sales grew 61% as Johnnie Walker Black Label continued to take share. In January 2007 Diageo made its first investment in the Chinese white spirits category through a minority stake in Sichuan Chengdu Quanxing Group Co Ltd.

In Taiwan while the overall scotch category is in decline, the deluxe segments are in growth. Diageo’s focus on the Johnnie Walker deluxe labels has resulted in volume up 1% and net sales up 4%.

In India Johnnie Walker is the leading scotch and continued to lead the growth of the category with volume up 30%, led by Johnnie Walker Black Label, up 41%. In the year Diageo took steps to widen its participation both within and across categories, launching a number of new brands. Haig was introduced to compete in the premium whisky segment and the joint venture with Radico Khaitan launched its first new whisky brand, Masterstroke, into the Indian made foreign liquor segment. In the vodka category Smirnoff continued to gain share with volume up 37%, whilst Shark Tooth vodka was introduced into the prestige vodka segment and performed well on launch. The introduction of these new brands resulted in a dilution of mix, however net sales still grew 36% on volume growth of 44%.

Corporate revenue and costs

Net sales were £75 million in the year ended 30 June 2007, down by £1 million from £76 million in the prior year.

Net operating costs were £109 million, down from £166 million in the prior year. £40 million of this decrease relates to the exceptional gain on the sale of the Park Royal land in the United Kingdom. Excluding this exceptional gain, net operating costs decreased £17 million as a result of transfer of costs to the regions and there was an underlying reduction in net operating costs of £4 million.

Business review (continued)

Operating results – 2006 compared with 2005

Summary consolidated income statement

	Year ended 30 June
	2006	2005
	£ million	£ million
Sales	9,704	8,968
Excise duties	(2,444)	(2,291)
Net sales	7,260	6,677
Operating costs	(5,216)	(4,946)
Operating profit	2,044	1,731
Disposal of investments and businesses	157	214
Net finance charges	(186)	(141)
Associates’ profits	131	121
Profit before taxation	2,146	1,925
Taxation	(181)	(599)
Profit from continuing operations	1,965	1,326
Discontinued operations	—	73
Profit for the year	1,965	1,399
Attributable to:
Equity shareholders	1,908	1,344
Minority interests	57	55
	1,965	1,399

Sales and net sales   On a reported basis, sales increased by £736 million (8%) from £8,968 million in the year ended 30 June 2005 to £9,704 million in the year ended 30 June 2006. On a reported basis, net sales increased by £583 million (9%) from £6,677 million in the year ended 30 June 2005 to £7,260 million in the year ended 30 June 2006. Acquisitions and disposals contributed a net increase to reported sales and net sales of £46 million and £27 million respectively in the year and foreign exchange rate movements also beneficially impacted reported sales by £186 million and reported net sales by £140 million, principally arising from strengthening of the US dollar.

Operating costs   On a reported basis operating costs increased by £270 million, principally due to an increase in cost of goods sold of £289 million, an increase in marketing costs of 11% from £1,013 million to £1,127 million and a decrease in other operating costs of £133 million from £1,301 million to £1,168 million. Included in operating costs in the year ended 30 June 2005 were exceptional items totalling £201 million. This comprised a charge of £149 million in respect of contributions to be made to the Thalidomide Trust, £29 million of accelerated depreciation in relation to the closure of Park Royal brewery and £30 million of Seagram integration costs, less £7 million in respect of the disposal of property, plant and equipment. There were no equivalent exceptional items in operating costs in the year ended 30 June 2006. Excluding exceptional items, operating costs increased by £471 million from £4,745 million in the year ended 30 June 2005 to £5,216 million in the year ended 30 June 2006. Overall, the impact of exchange rate movements increased total operating costs by £165 million.

Post employment plans   Post employment costs for the year ended 30 June 2006 of £87 million (2005 –£80 million) comprised amounts charged to operating profit of £106 million (2005 – £89 million) and finance income of £19 million (2005 – £9 million). At 30 June 2006, Diageo’s deficit before taxation for all post employment plans was £801 million (2005 – £1,294 million).

Business review (continued)

Operating profit   Reported operating profit increased by £313 million in the year ended 30 June 2006. There were no exceptional operating charges in the year ended 30 June 2006 compared to costs in respect of the year ended 30 June 2005 of £201 million. Excluding exceptional items, operating profit for the year increased by £112 million to £2,044 million from £1,932 million in the prior year. Exchange rate movements reduced, operating profit for the year ended 30 June 2006 by £25 million.

Disposal of investments and businesses   Gains before taxation from the disposal of businesses were £157 million in the year ended 30 June 2006 compared with a gain of £214 million in the year ended 30 June 2005. The gain in the year to 30 June 2006 represents a gain of £151 million on sale of the group’s remaining 25 million shares of common stock of General Mills and a gain on sale of other businesses of £6 million. In the year ended 30 June 2005, the gains from disposal of businesses included a gain of £221 million on the disposal of 54 million shares of common stock of General Mills and a net charge of £7 million in respect of the disposal of other businesses.

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

Other net finance income of £7 million (2005 – income of £9 million) included income in respect of the group’s post employment plans of £19 million (2005 – income of £9 million) which year on year improvement principally results from lower interest costs in the pension plans from the unwinding of discounted liabilities. In addition, other net finance charges include a charge of £15 million (2005 – £7 million) in respect of the unwinding of discounted liabilities, a £2 million charge (2005 – charge of £8 million) in respect of foreign exchange translation differences on intercompany funding arrangements that do not meet the accounting criteria for recognition in equity, and investment income of £5 million (2005 – £17 million) in respect of dividends on General Mills shares.

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

Taxation   The effective tax rate for continuing operations for the year ended 30 June 2006 is 8.4% compared with 31.1% for the year ended 30 June 2005. The higher effective tax rate in the year ended 30 June 2005 mainly resulted from the reduction in the carrying value of deferred tax assets following a change in tax rate in the relevant territory.

The effective tax rate in the current year has been reduced following the agreement of certain brand values with fiscal authorities that resulted in recognising an increase in the group’s deferred tax assets of £313 million. The profit arising on the sale of General Mills shares in the year and the comparative year is not subject to tax.

Business review (continued)

Discontinued operations   Profit after tax from the disposal of businesses in the prior year of £73 million is in respect of the release of provisions established on the disposal of Burger King and Pillsbury.

Exceptional items   Exceptional items are those items that in management’s judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Exceptional items in respect of continuing operations for the years ended 30 June 2006 and 30 June 2005 were:

	2006	2005
	£ million	£ million
Operating costs:
Park Royal brewery accelerated depreciation	—	(29)
Provision for contribution to the Thalidomide Trust	—	(149)
Seagram integration costs	—	(30)
Disposal of fixed assets	—	7
	—	(201)
Disposals:
Gain on disposal of General Mills shares	151	221
Other disposals	6	(7)
	157	214

In the year ended 30 June 2006, there were exceptional tax credits of £315 million (2005 – exceptional tax credits £78 million).

Operating results – 2006 compared with 2005 – analysis by brand and business area

The organic movements for the comparison of 2006 compared with 2005 are calculated using the same methodology as the organic movements for 2007 compared with 2006, except that the impact of 2005 exceptional items charged to operating profit included in the column headed Exceptional items have been excluded from the calculations of organic movements.

The organic movement calculations for volume, sales, net sales and operating profit for the year ended 30 June 2006 were as follows:

		Acquisitions
	2005 Reported	and disposals	Organic movement	2006 Reported	Organic
	units	units	units	units	movement
	million	million	million	million	%
Volume
North America	46.5	0.2	2.1	48.8	5
Europe	40.8	0.3	0.3	41.4	1
International	28.2	0.2	3.7	32.1	13
Asia Pacific	9.9	0.1	1.5	11.5	15
Total	125.4	0.8	7.6	133.8	6

Business review (continued)

				Acquisitions
	2005			and	Organic	2006	Organic
	Reported	Transfers	Exchange	disposals	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	£ million	%
Sales
North America	2,622	3	129	41	173	2,968	6
Europe	3,860	(23)	1	(7)	3	3,834	—
International	1,552	4	18	11	199	1,784	13
Asia Pacific	872	1	38	1	130	1,042	14
Corporate	62	15	—	—	(1)	76	(2)
Total	8,968	—	186	46	504	9,704	6
Net sales
North America	2,194	3	110	34	169	2,510	7
Europe	2,499	(23)	(1)	(16)	(4)	2,455	—
International	1,258	4	6	9	179	1,456	14
Asia Pacific	664	1	25	—	73	763	11
Corporate	62	15	—	—	(1)	76	(2)
Total net sales	6,677	—	140	27	416	7,260	6
Excise duties	2,291					2,444
Sales	8,968					9,704

					Acquisitions
	2005	Exceptional			and	Organic	2006	Organic
	Reported	items	Transfers	Exchange	disposals	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	%
Operating profit
North America	749	30	—	2	1	47	829	6
Europe	676	26	(3)	(5)	4	39	737	6
International	431	(4)	(1)	(26)	1	44	445	11
Asia Pacific	188	—	(2)	3	—	10	199	5
Corporate	(313)	149	6	1	—	(9)	(166)	(6)
Total	1,731	201	—	(25)	6	131	2,044	7

Notes

(1)          Transfers represent the movement between operating units of certain activities, the most significant of which were the reallocation of the Guinness Storehouse visitor centre in Dublin from Europe into the Corporate business segment and the transfer of the costs in respect of a global information technology project from Corporate into Europe and International.

(2)          The exchange adjustments for sales, net sales and operating profit are principally in respect of the US dollar.

(3)          The only acquisition in the year ended 30 June 2006 was the acquisition of The “Old Bushmills” Distillery Company Limited. Other acquisitions impacting on the calculation of organic growth in the year were in respect of the acquisition of The Chalone Wine Group (North America), Ursus Vodka Holdings B.V. (Europe) and Ghana Breweries Limited (International). Disposals affecting the year were principally the disposal of United Beverages Limited (Europe) and contributed sales, net sales and operating profit of £35 million, £35 million and £nil, respectively, in the year ended 30 June 2005.

Business review (continued)

(4)          There were no operating exceptional items in the year ended 30 June 2006. Operating exceptional items in the year to 30 June 2005 comprised a charge of £149 million in respect of the Thalidomide Trust; a charge of £29 million of accelerated depreciation in respect of the closure of the Park Royal brewery and £30 million of final costs related to the integration of the Seagram spirits and wine businesses and gains on property disposals of £7 million.

Brand performance

		Reported	Organic	Reported	Organic
	Equivalent	volume	volume	net sales	net sales
	units	movement	movement	movement	movement
	million	%	%	%	%
Global priority brands	78.9	6	6	8	6
Local priority brands	23.1	2	2	8	3
Category brands	31.8	13	10	11	9
Total	133.8	7	6	9	6

Key brands
Smirnoff vodka	21.9	9	9	12	10
Smirnoff ready to drink	5.0	1	1	1	(2)
Johnnie Walker	13.7	11	11	11	11
Guinness	11.1	(1)	(1)	5	3
Captain Morgan (excl. ready to drink)	7.1	8	8	17	13
Baileys	7.0	4	4	4	3
JeB	5.9	—	—	(1)	(1)
Crown Royal	4.6	5	5	13	8
José Cuervo (excl. ready to drink)	4.5	9	9	15	11
Tanqueray	2.0	6	6	12	8
Buchanan’s	1.1	19	19	15	20
Windsor	0.7	12	12	23	9

The analysis of brand performance for local priority brands and category brands for the years ended 30 June 2006 and 30 June 2005 is based on the classification at 30 June 2006. This classification was changed during the year ended 30 June 2007 – see page 35.

Diageo acquired Bushmills Irish whiskey on 25 August 2005 for approximately £200 million.

Analysis by business

	2006		2005
		Operating		Operating
	Net sales	profit/(loss)	Net sales	profit/(loss)
	£ million	£ million	£ million	£ million
North America	2,510	829	2,194	749
Europe	2,455	737	2,499	676
International	1,456	445	1,258	431
Asia Pacific	763	199	664	188
Corporate	76	(166)	62	(313)
Total	7,260	2,044	6,677	1,731

Business review (continued)

North America

Summary:

•       Top line growth across the business – spirits 8%, wine 7%, beer 11% and ready to drink 3%

•       Increased spend on proven marketing campaigns

•       Well executed on and off trade sales programmes

•       Growth of the premium beer brands supported by effective advertising and targeted product placement

•       In wine, Chalone is another growth driver – performing ahead of expectations

			Reported	Organic
	2006	2005	movement	movement
Key measures:	£ million	£ million	%	%
Volume			5	5
Net sales	2,510	2,194	14	7
Marketing spend	384	341	13	6
Operating profit	829	749	11	6

Reported performance   Net sales were £2,510 million in the year ended 30 June 2006, up by £316 million from £2,194 million in the prior year. Operating profit increased by £80 million to £829 million in the year ended 30 June 2006. Operating profit in the year ended 30 June 2005 was after charging operating exceptional items of £30 million relating to integration of Seagram businesses.

Organic performance   The weighted average exchange rate used to translate US dollar sales and profits moved from £1 = $1.86 in the year ended 30 June 2005 to £1 = $1.78 in the year ended 30 June 2006. The strengthening of the US dollar resulted in a £110 million increase in net sales. Acquisitions added £34 million of net sales and there was an organic increase in net sales of £169 million. Transfers between business segments increased prior year net sales by £3 million. Operating profit increased by £2 million as a result of foreign exchange impacts and exceptional costs in the period of £30 million. Acquisitions increased operating profit by £1 million and organic growth of £47 million was achieved.

Business review (continued)

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
Brand performance:	movement	movement	movement	movement
	%	%	%	%
Global priority brands	7	7	14	8
Local priority brands	2	2	10	5
Category brands	2	(1)	24	7
Total	5	5	14	7

Key brands
Smirnoff vodka	9	16	11
Smirnoff ready to drink	(3)	1	(5)
Johnnie Walker	1	10	5
Captain Morgan (excluding ready to drink)	9	19	14
Baileys	7	13	7
José Cuervo (excluding ready to drink)	9	16	11
Crown Royal	6	14	8
Tanqueray	5	13	7
Guinness	7	15	9
Beaulieu Vineyard	—	5	1
Sterling Wines	3	15	10

Diageo continued to outperform the market in an industry where the increase in the US legal drinking age population and the trend towards more premium products across all beverage alcohol categories are helping to drive growth.

The global priority brands again led the growth with volume up 7% and net sales up 8%.

The spirits brands, excluding ready to drink, delivered 8% growth in net sales reflecting strong performances from Smirnoff, Captain Morgan and José Cuervo.

Smirnoff benefited from targeted profile raising activity. In the off trade, volume was driven by concentrated activity on high visibility feature and display initiatives across Smirnoff vodka, as well as innovation in flavours. These activities and the focus on proven growth drivers, such as quality account management, delivered strong growth for Smirnoff vodka with volume up 9% and net sales up 11%.

Johnnie Walker continued to outperform the scotch category with volume up 1% and net sales up 5%. Both Johnnie Walker Red Label and Johnnie Walker Black Label grew share. Higher marketing and public relations investment behind the successful Mentor programme and increased relationship marketing underpinned these strong results.

Captain Morgan had a good year. Excluding ready to drink, volume was up 9% and net sales were up 14%, benefiting from increased media spending, particularly in television to drive awareness and trial, strong display executions and the launch of Tattoo.

Baileys continued its turnaround from last year with volume and net sales both up 7%.

The José Cuervo Tradicional and Reserva variants delivered double-digit growth benefiting from the trend towards premium tequila. Product innovation also made a strong contribution to growth as the super premium range was further extended with the introduction of Black Medallion in February. A range of flavours was also introduced during the year. Excluding ready to drink, José Cuervo volume increased 9% and net sales rose 11%.

Business review (continued)

A strong second half performance from Crown Royal resulted in full year volume up 6% and net sales up 8% as the investment behind NASCAR was increased. The second half also saw the launch of an ultra premium offering, Crown Royal Extra Rare.

The ‘Tony Sinclair – Ready to Tanqueray’ campaign has reinvigorated the Tanqueray brand with volume up 5%. Price increases, taken over the year in certain markets, have led to an increase in net sales of 7%.

In line with the trend towards premium beers, Guinness continued to show strong performance with volume up 7%. A price increase across all variants in October 2005 meant that net sales grew 9%.

In wine, Beaulieu Vineyard volume was flat, but net sales increased 1%. Sterling Wines volume was up 3% with net sales up 10% as price increases were taken across a variety of labels. The Chalone wine brands are delivering ahead of expectations, as a result of a strong contribution from innovation with the introduction of new varietals.

Total ready to drink volume was up 2% led by the continued growth of José Cuervo’s pre-mixed margarita offerings and the launch of the Captain Morgan’s Parrot Bay ready to drink product. The introduction of new Smirnoff Twisted V flavours, strong growth of Smirnoff Ice in Canada and the regional launch of Smirnoff Raw Tea partially offset declines in the Smirnoff Ice brand in the US.

In category brands, volume decreased by 1% but net sales were up 7%. This reflected the decision to shift operational focus toward the more profitable reserve brands such as Cîroc and Don Julio and away from the high volume standard brands such as Popov and Gordon’s vodka.

Marketing spend for the year was up 6% and excluding ready to drink, up 9%. This reflects an accelerated investment in spirits, offset by a reduction in spend on ready to drink.

Europe

Summary:

•       Net sales were unchanged year on year as growth in core spirits offset tough market conditions in beer and ready to drink

•       Spirits demonstrated healthy volume growth at 3%

•       Innovation is increasing brand visibility with new and existing customers

•       Marketing spend was reduced by 4% and prioritised against specific opportunities such as Johnnie Walker throughout Europe and JeB in France

			Reported	Organic
Key measures:	2006	2005	movement	movement
	£ million	£ million	%	%
Volume			2	1
Net sales	2,455	2,499	(2)	—
Marketing spend	389	403	(4)	(4)
Operating profit	737	676	9	6

Business review (continued)

Reported performance   Net sales were £2,455 million in the year ended 30 June 2006 down by £44 million from the prior year. Operating profit increased by £61 million from £676 million to £737 million. Operating profit in the year ended 30 June 2005 was after charging operating exceptional items of £26 million related principally to the closure of the Park Royal brewery.

Organic performance   Disposals net of the impact of acquisitions decreased net sales by £16 million and there was an organic decrease in net sales of £4 million and an adverse impact of exchange of £1 million. Transfers between business segments decreased prior year net sales by £23 million. Operating profit decreased by £5 million as a result of foreign exchange impacts. Acquisitions increased operating profit by £4 million and organic growth of £39 million was achieved. Transfers between business segments decreased prior year operating profit by £3 million.

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
Brand performance:	movement	movement	movement	movement
	%	%	%	%
Global priority brands	1	1	(1)	(1)
Local priority brands	(2)	(2)	(1)	(1)
Category brands	6	2	(3)	2
Total	2	1	(2)	—

Key brands
Smirnoff vodka	8	8	7
Smirnoff ready to drink	(22)	(21)	(21)
Johnnie Walker	3	6	6
Baileys	1	—	—
JeB	(3)	(5)	(5)
Guinness	(3)	—	—

Spirits demonstrated resilient growth with volume and net sales up 3%, while beer, volume down 3% and ready to drink, volume down 22%, held back total performance. The shift from the on to the off trade in Ireland again negatively impacted overall beer performance. Wine volume grew 7% driven by Blossom Hill’s robust growth in Great Britain and Ireland.

Smirnoff vodka, excluding ready to drink, continued to grow strongly, delivering volume growth of 8% and growth of net sales of 7%. A pan-European advertising campaign, focusing on the quality credentials of Smirnoff, continued to build the distinctiveness of the brand, although marketing spend was reduced by 9%.

Johnnie Walker Red Label volume grew 1% while net sales were flat. However, very strong volume growth of Johnnie Walker Black Label, up 14% and Johnnie Walker Super Deluxe, up 21%, delivered overall growth in Johnnie Walker, with volume up 3%, and had a positive mix impact as net sales increased 6%. Growth was driven mainly by increased demand in Southern Europe, Russia and Eastern Europe and the favourable impact of advertising, especially the grand prix team sponsorship. Marketing spend was up 19% as a result of increased activities in sports sponsorship.

Europe accounts for over half of Baileys volume worldwide and brand volume was up a further 1% year on year, driven by growth in France, Italy, Russia and Central and Eastern Europe. Net sales were flat. Excluding ready to drink, both volume and net sales grew by 1%.

Business review (continued)

The majority of JeB’s volume in Europe is sold in Spain, where the decline of the scotch category led to a 3% decrease in overall volume of JeB. However, elsewhere in Europe, especially in France and Eastern Europe, JeB performed well.

Guinness volume declined 3% although pricing offset weak volumes and net sales were flat year on year. Guinness sales progressed well in Russia during the year following Diageo’s agreement in July 2005 with Heineken NV for the production and distribution of Guinness in Russia.

Despite a year on year decline in ready to drink, Diageo has managed costs and increased the margin on ready to drink, even though contribution in absolute terms was down.

Total local priority brand performance was negatively impacted by the decline of Diageo’s beer volume in Ireland.

Marketing spend was reduced by 4% driven by a 23% reduction in spending on ready to drink.

Great Britain

Volume was flat and net sales were down 1% as the decline in ready to drink continued to cause a negative mix impact.

The total spirits market in Great Britain was broadly flat as growth in the off trade offset declines in the on trade. Diageo maintained leadership across all key categories and excluding ready to drink, grew spirits volume by 2%.

Growth in spirits was attributable to Smirnoff vodka in particular, which continued to gain share as volume grew 6% and net sales grew 8%. Smirnoff performance was driven by marketing programmes focused on quality and on trade activity around signature cocktails. Smirnoff ready to drink volume declined 19%, a rate similar to the prior year.

Total Baileys volume declined 2% and net sales declined by 4%. Excluding Baileys Glide, Baileys volume declined 1% whilst net sales grew 1%. The majority of Baileys is sold in the off trade where there has been increased competition from value brands, however while volume declined, the brand maintained its value share. Baileys grew in the on trade driven by distribution gains and price increases.

Total Guinness volume declined 1% whilst net sales grew 1% driven by a price increase on Guinness Draught. While volume in the on trade beer market in Great Britain declined 3% as consumers shifted to consumption at home, Guinness Draught gained share in the on trade, growing volume 1% and net sales by 4%. Media activities were focused on quality attributes and Dublin brewed Guinness, as well as the first year of a four-year sponsorship of the rugby premiership. This helped to generate growth in the second half and increase share.

Local priority brand volume declined 2% and net sales fell 6%, mainly due to the decline in Archers ready to drink. Gordon’s volume grew 1% and net sales were up 4%. Bell’s Extra Special volume grew 2% although net sales were down.

Category brand volume grew 4% and net sales increased 2% driven by Blossom Hill, which continued to grow strongly with volume up 13%, and the launch in May 2006 of a new product, Quinn’s, an alcoholic fruit ferment blended drink, into the on and off trade.

Business review (continued)

Ireland

The performance in Ireland reflects the continuing change in market dynamics from on to off trade, high levels of competitor investment, and consumer migration to value brands. While the total beverage alcohol market grew 2%, the on trade was down 3% and the off trade was up 7%. The on trade now represents 51% of the total market.

Volume declined 3% and net sales were down 1%. This was due to weak performance in beer, where volumes were down 6%, partly offset by growth in wine and spirits, where volume grew 18% and 7% respectively. The impact on net sales of declining beer volume was partly offset by price increases.

Guinness volume declined 8% whilst net sales declined 3% as a result of price increases introduced in June 2005 and May 2006. Guinness was impacted by increased levels of competitor investment and the movement to the off trade where Guinness’ share is lower. In the year there was innovation on the Guinness brand with positive consumer response to the launch of the limited edition Brewhouse Series. In the second half, Guinness Mid-Strength, a lower alcohol by volume format, began consumer trials in 80 outlets.

The introduction of new packaging on Harp, new marketing executions on Carlsberg and Harp and increased distribution have helped reinvigorate both brands. As a result both Carlsberg and Harp have maintained volume year on year and net sales have increased 7% and 2% respectively.

Smirnoff continued to be the number one vodka in Ireland and outperformed the vodka category in both the on and off trade.

Baileys volume declined 2% and net sales fell 8% due to increased competition from lower value brands.

Iberia

In Iberia, volume and net sales both declined 3%. In Spain, spirits penetration is declining in all age groups versus other leisure categories and this has negatively impacted the Spanish business, whilst in Portugal trading conditions continued to be tough as a result of tightening consumer expenditure.

JeB faced increased pressure as the standard whisky segment in Spain continued to decline as consumers continued to switch to dark rums. Therefore, while JeB gained share in the Spanish on trade, overall Iberian volume declined 7% and net sales fell 10%. Marketing spend increased 3% behind JeB driven by investment in Spain.

Johnnie Walker volume declined 2%, however net sales were up 2% driven by the growth of Johnnie Walker Black Label, Super Deluxe and price increases throughout Iberia. Johnnie Walker Black Label and Super Deluxe combined grew volume by 4% and net sales by 11%. Johnnie Walker Red Label volume declined 3% despite a good performance in Spain, where it is the only standard whisky brand growing volume and share in the on trade. Total Diageo share in the standard scotch segment in Spain increased by 0.3 percentage points.

Across Iberia, Baileys volume was down 6% and net sales declined 5% driven by contraction in the on trade. José Cuervo volume grew 13% and net sales were up 15% due to continued consumer interest in the tequila category.

Local priority brand volume grew 5% and net sales were up 7%. Dark rums grew robustly in the on and off trade with Cacique volume up 6% and net sales up 9% as a result of repositioning the brand.

Business review (continued)

Category brand volume declined 8% and net sales fell 9%. Pampero volume declined 14% with net sales down 12% as marketing spend was focused on Cacique. In total, Diageo’s rum brands grew volume 2% and net sales grew 5%.

Rest of Europe

In the rest of Europe, solid performances in Italy and Central and Eastern Europe and the growth of super premium brands in Russia drove volume growth of 6% and growth in net sales of 4%.

Johnnie Walker Red Label volume in the rest of Europe was up 2% and net sales were up 1%. Johnnie Walker Black Label and Super Deluxe experienced strong growth with volume up 25% and net sales up 28% from key markets such as Greece, Russia and Northern Europe.

Captain Morgan delivered volume growth of 29% driven by Northern Europe and Russia with net sales up 23%.

JeB performed well in France, its second largest market, with volume up 9% benefiting from effective on trade advertising and promotion. Baileys enjoyed strong sales in France and Italy.

Ready to drink volume in the rest of Europe declined by 27%, as a result of the continued decline in the segment in France.

Russia continued its momentum with robust volume growth of 25% and net sales up 26% driven by Johnnie Walker, as the trend towards premium products in Russia continued. Johnnie Walker is the number one scotch in Russia and Baileys holds the same position in the imported liqueur category. Diageo has formed a 75% Diageo-owned joint venture company to unite the Smirnoff/Smirnov brands under common ownership and be the exclusive distributor of Smirnov and Diageo’s spirits brands in Russia.

International

Summary:

•       Strong growth achieved in all regions

•       In Latin America, our business has capitalised on the buoyant economic conditions in place

•       Innovation has been a key contributor to the growth of beer in Africa

•       Performance in Nigeria has been turned around

			Reported	Organic
Key measures:	2006	2005	movement	movement
	£ million	£ million	%	%
Volume			14	13
Net sales	1,456	1,258	16	14
Marketing spend	183	143	28	25
Operating profit	445	431	3	11

Reported performance   Net sales were £1,456 million in the year ended 30 June 2006, up by £198 million from £1,258 million in the prior year. Operating profit increased by £14 million to £445 million in the year ended 30 June 2006. Operating profit in the year ended 30 June 2005 included exceptional income of £4 million related to the disposal of property.

Business review (continued)

Organic performance   Net sales increased by £6 million as a result of exchange rate impacts. Acquisitions added net sales of £9 million and there was an organic increase in net sales of £179 million. Transfers between business segments increased prior year net sales by £4 million. Operating profit increased by £14 million despite unfavourable exchange rate movements of £26 million. Acquisitions increased operating profit by £1 million and organic growth of £44 million was achieved. Transfers between business segments reduced prior year operating profit by £1 million.

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
Brand performance:	movement	movement	movement	movement
	%	%	%	%
Global priority brands	8	8	12	12
Local priority brands	4	4	10	5
Category brands	26	24	24	23
Total	14	13	15	14

Key brands
Smirnoff vodka	6	10	10
Smirnoff ready to drink	50	60	59
Johnnie Walker	12	9	13
Baileys	8	7	6
Guinness	(3)	5	1
Buchanan’s	34	47	40

Good economic conditions in many markets, further investment in the brands and a focus on market place execution have resulted in the International business growing strongly in all regions.

Smirnoff vodka grew net sales by 10% led by strong growth in Brazil. Guinness volume declined 3% whilst net sales were up 1%. Performance was held back as a result of a decline in Cameroon, although this was partly offset by strong performances in Nigeria and Ghana where price increases accelerated the growth of net sales ahead of volume. Baileys grew volume by 8% driven by growth in Global Duty Free. Promotional activity in Global Duty Free has, however, resulted in net sales growing by 6%.

Local priority brand performance was led by the growth of Buchanan’s in Venezuela. Growth of Bell’s in South Africa was offset by declines in Tusker and Pilsner in Kenya.

The performance of category brands has been driven by the growth of scotch in Latin America, and our beer brands in Africa. Investment behind Diageo’s scotch brands has enabled the International region to capitalise on market opportunities. Amongst the successes was Old Parr, which grew significantly across Latin America with volume and net sales up nearly 60%. In beer, the successful re-launch of Harp in Nigeria also contributed to the overall growth in category brands.

Ready to drink grew volume by 39% and net sales by 47%. Smirnoff ready to drink volume grew by 50%, as a result of strengthened distribution and sales execution and advertising campaigns on Smirnoff Ice in Brazil, as well as the launch of Smirnoff Ice in Venezuela and Smirnoff Storm in South Africa.

Africa

Africa delivered volume growth of 10% and growth in net sales of 9%. This was the result of strong performances in Nigeria and South Africa, offset by a decline in Cameroon.

Business review (continued)

In Nigeria volume grew 20% and net sales grew 13%. Harp was relaunched in 2005 and as a result share has increased by 3.7 percentage points. This growth has, however, led to adverse mix. Guinness delivered volume growth of 4% and net sales grew 9% as a result of a price increase in October 2004.

In East Africa, difficult economic conditions due to drought and rising fuel prices together with a duty increase, saw consumers trade down to lower value brands. Volume grew 20% and net sales grew 11% with Senator, a low priced beer introduced in 2005, having performed well.

South Africa saw significant mix improvement as volume grew 6% and net sales grew 19%. This mix improvement was the result of a strong performance by Diageo’s scotch brands as Johnnie Walker volume increased by 36% and Bell’s grew volume by 15%. The switch in consumer preference towards dark spirits resulted in Smirnoff vodka volume declining by 7%, although Smirnoff ready to drink grew by 48%, driven by the launch of Smirnoff Storm.

In Ghana, volume grew 6% whilst price increases and a change in invoicing arrangements agreed with the authorities following the acquisition of Ghana Breweries Ltd, led net sales to grow by 17%. Guinness volume for the year was flat with net sales up 13%. Volume of Malta Guinness increased by 13% as it continued to enjoy an advantaged price position over its competitive set.

Trading in Cameroon was heavily impacted by aggressive promotional activity by a competitor. As a result, Guinness volumes were down 37% and net sales were down by 35%.

Latin America and the Caribbean

Diageo has continued to invest behind brand building programmes, improvements in customer relationships and sales execution to capitalise on the growth in consumer demand from buoyant economies across Latin America. Volume grew by 17% and net sales by 21%.

In the Brazilian hub, which includes Paraguay and Uruguay, growth was driven by scotch and ready to drink. Johnnie Walker grew net sales by 40%. In Brazil, Johnnie Walker benefited from investment both above and below the line as Johnnie Walker Red Label share grew 3.4 percentage points and Johnnie Walker Black Label delivered share gains of 1.8 percentage points. Smirnoff ready to drink grew net sales over 100% as the continued success of Smirnoff Ice has extended Smirnoff’s leadership in the buoyant ready to drink segment.

Volume grew 23% and net sales grew 36% in Venezuela, as strong economic fundamentals have translated into increased consumer demand across all sectors. Diageo leads the super deluxe, deluxe and standard scotch segments. Johnnie Walker Red Label performed strongly with volume and net sales up 25% and Buchanan’s delivered growth in net sales of 40%. A new campaign for Smirnoff Ice has driven significant growth in volume and net sales albeit off a small base.

In Mexico, volume grew 55% and net sales grew 41%. As a result Diageo gained 4.9 percentage points of share in the scotch category. Johnnie Walker Red Label grew volume 32% and Buchanan’s volume increased 51% as a result of strengthened customer relationships, sustained brand building investment and a particular focus on the on trade.

Global Travel and Middle East

The focus on sales execution and innovation within Global Duty Free has driven strong volume growth of 16% and growth in net sales of 18%. Packaging innovation such as the Johnnie Walker Blue Label Magnum and marketing activity around the grand prix team sponsorship has led to a 21% growth in net

Business review (continued)

sales for Johnnie Walker. Baileys delivered growth of 29% in net sales as major sampling activities were carried out in Europe and Asia associated with the launch of the new flavour innovations.

Asia Pacific

Summary:

•       Strong performance of Johnnie Walker drove net sales growth in the region

•       Increased marketing has been targeted towards the high growth markets of China and India

•       Performance in Taiwan has been turned around

			Reported	Organic
Key measures:	2006	2005	movement	movement
	£ million	£ million	%	%
Volume			15	15
Net sales	763	664	15	11
Marketing spend	171	126	36	30
Operating profit	199	188	6	5

Reported performance   Net sales were £763 million in the year ended 30 June 2006, up by £99 million from £664 million in the prior year. Operating profit increased by £11 million to £199 million in the year ended 30 June 2006.

Organic performance   Net sales increased by £25 million as a result of exchange rate impacts. There was an organic increase in net sales of £73 million. Transfers between business segments increased prior year net sales by £1 million. Operating profit increased by £11 million. Exchange rate movements contributed £3 million and organic growth of £10 million was achieved. Transfers between business segments reduced prior year operating profit by £2 million.

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
Brand performance:	movement	movement	movement	movement
	%	%	%	%
Global priority brands	19	19	18	16
Local priority brands	5	5	14	5
Category brands	15	14	9	5
Total	15	15	15	11

Key brands
Smirnoff vodka	22	24	20
Smirnoff ready to drink	16	27	22
Johnnie Walker	23	19	19
Guinness	6	13	9
Windsor	11	22	9

Increased marketing investment, growing markets in India and China, share gains in Korea and Thailand and continued growth in ready to drink in Australia led to volume up 15%, and net sales up 11% in Asia Pacific.

Business review (continued)

Smirnoff vodka grew net sales by 20% with particularly strong growth in India and continued growth in Australia.

Johnnie Walker experienced strong growth on the back of upweighted investment, which has been focused around the sponsorship of Team McLaren Mercedes Formula One. This has been particularly successful in driving growth of Johnnie Walker Black Label and Super Deluxe variants, where net sales grew 22%. The sponsorship has also provided a strong platform for Diageo’s responsible drinking programmes.

Guinness volume grew by 6% whilst net sales were up 9% with both South East Asia and Japan experiencing good growth.

Local priority brand performance was led by the return to growth of Windsor in Korea, driven in particular by new packaging on the 12 and 17 year-old variants. This more than offset the decline of Dimple in Korea. Bundaberg continued to grow in Australia, with net sales up 5%.

Growth in category brands was driven by the newly launched whisky brands in Thailand.

Ready to drink grew volume by 10% and net sales by 9%. This was led by Australia where the Smirnoff, Bundaberg and Johnnie Walker ready to drink brands all grew volume and net sales in the year.

In Australia, ready to drink has driven growth of 6% in net sales with Smirnoff, Johnnie Walker and Bundaberg all showing good growth. Smirnoff ready to drink delivered share gains of 3.4 percentage points, boosted by the successful launch of Smirnoff Twist ready to drink. In spirits, whilst Baileys has declined in volume and lost share, Johnnie Walker Red Label, Johnnie Walker Black Label, Bundaberg and Smirnoff have all gained share in a spirits market that was up 6% in the year.

In Korea, the trading environment for spirits has stabilised as a result of improved economic conditions, however Diageo’s strong performance was the result of gaining share, most notably on Windsor. The brand has been revitalised with new packaging and the introduction of a 21-year-old variant and net sales grew 9%. Johnnie Walker volume grew 36% and net sales grew 52%. Johnnie Walker Super Deluxe grew volume 58% and net sales by 82%, albeit off a small base, as it gained from the new focus on modern on trade outlets and marketing activities to build brand equity. Dimple volume declined by 22% in the year, as renovations on the brand failed to turn around performance.

In Japan, volume grew 3% and net sales grew by 1%. Strong performances from Baileys, which grew volume by 65% and Guinness, up 14%, offset a 45% volume decline in Smirnoff ready to drink as a result of a temporary withdrawal in the first half. The brand performed well following the relaunch in the second half.

In Thailand, Diageo clearly outperformed the market and the competition, with growth in each of its brands despite the decline in the imported whisky segment. Benmore and Golden Knight together account for over 450,000 cases and have made significant share gains in the standard and economy whisky segments respectively, although this strong growth has resulted in an adverse mix. Johnnie Walker recorded volume growth of 32% and growth in net sales of 20% driven by Johnnie Walker Red Label.

Performance in Taiwan improved as volume and net sales both grew 11%. Johnnie Walker Green Label in particular has performed well, benefiting from a new campaign and a market where malt whisky is growing strongly.

Performance in China has continued strongly with volume up 57% and net sales up 81%, albeit from a small base. Johnnie Walker Black Label represents a significant proportion of Diageo’s business in China,

Business review (continued)

and has driven this growth with volume up 89% and net sales up 124%, supported by a significant upweight in investment. This investment included activities surrounding the sponsorship of Team McLaren Mercedes Formula One at the Shanghai Grand Prix, as well as three new local advertising executions.

The Indian business benefited from activities surrounding Johnnie Walker’s sponsorship of the cricket Super Series in Australia, and the Smirnoff “Life is Calling” campaign. Volume grew 29% and net sales grew 37%. While there is increasing evidence of consumers upgrading to premium and branded products, competitive activity is becoming more intense, with evidence of increased consolidation in the sector, and an increasing number of new brand launches.

Corporate revenue and costs

Reported performance   Net sales were £76 million in the year ended 30 June 2006, up by £14 million from £62 million in the prior year. Net operating costs decreased by £147 million to £166 million in the year ended 30 June 2006. Net operating costs for the year ended 30 June 2005 included an exceptional item of £149 million related to the Thalidomide Trust.

Organic performance   Transfers between business segments increased prior year net sales by £15 million, and there was an organic decrease in net sales of £1 million. Net corporate operating costs decreased by £6 million as a result of transfers between business segments and there was a decrease of £1 million as a result of foreign exchange impacts. An organic increase of £9 million in corporate net operating costs was driven mainly by an increase in investment behind innovation.

Trend information

The following comments were made by Paul Walsh, chief executive of Diageo, in Diageo’s preliminary announcement on 30 August 2007:

‘Whilst we watch for any impact the current volatility in financial markets may have on broader trading conditions, the investments we have made in brands and markets this year have created an even stronger platform for the future. Therefore we currently expect increased organic operating profit growth in 2008 of 9%.’

Recent developments

In the period 1 July 2007 to 12 September 2007 the company acquired and cancelled 26 million shares for a total consideration of £274 million including expenses.

Business review (continued)

Liquidity and capital resources

Cash flow A summary of the cash flow and reconciliation to movement in net borrowings for the three years ended 30 June 2007 is as follows:

	Year ended 30 June
	2007	2006	2005
	£ million	£ million	£ million
Profit for the year	1,556	1,965	1,399
Discontinued operations	(139)	—	(73)
Taxation	678	181	599
Share of associates’ profits after tax	(149)	(131)	(121)
Net interest and other net finance income	212	186	141
Losses/(gains) on disposal of businesses	1	(157)	(214)
Depreciation and amortisation	210	214	241
Movements in working capital	(180)	(192)	89
Dividend income and other items	83	133	212
Cash generated from operations	2,272	2,199	2,273
Interest received	42	64	146
Interest paid	(279)	(235)	(325)
Dividends paid to equity minority interests	(41)	(40)	(49)
Taxation paid	(368)	(393)	(320)
Net cash from operating activities	1,626	1,595	1,725
Net investment in property, plant and equipment	(205)	(241)	(276)
Net (purchase)/disposal of other investments	(6)	7	(6)
Payment into escrow in respect of the UK pension fund	(50)	—	—
Free cash flow	1,365	1,361	1,443
Disposal of shares in General Mills	—	651	1,210
Other disposals	4	121	(16)
Purchase of businesses	(70)	(209)	(258)
Proceeds from issue of share capital	1	3	6
Net purchase of own shares for share schemes	(25)	(32)	(29)
Own shares repurchased	(1,405)	(1,407)	(710)
Net increase/(decrease) in loans	1,226	309	(379)
Redemption of guaranteed preferred securities	—	—	(302)
Equity dividends paid	(858)	(864)	(849)
Net increase/(decrease) in net cash and cash equivalents	238	(67)	116
Cash flows from loans (excluding overdrafts)	(1,226)	(309)	379
Exchange differences	211	15	(136)
Non-cash items	14	(18)	91
(Increase)/decrease in net borrowings	(763)	(379)	450

The primary sources of the group’s liquidity over the last three financial years have been cash generated from operations and cash received from disposals. These funds have generally been used to fund acquisitions, share repurchases, to pay interest, dividends and taxes, and to fund capital expenditure.

Free cash flow increased by £4 million to £1,365 million in the year ended 30 June 2007. Cash generated from operations increased from £2,199 million to £2,272 million in the year ended 30 June 2007. This £73 million increase is primarily a result of higher operating profit of £115 million. This increase was supplemented by reduced net capital expenditure of £36 million and reduced taxation payments of £25 million, but offset by an increase in net interest payments of £66 million, due to increased net borrowings

Business review (continued)

during the year and higher interest rates and a payment of £50 million into an escrow account as contingency funding in the event that the deficit in the UK pension fund is not covered by future investment returns.

In the year ended 30 June 2007, Diageo invested £70 million in business acquisitions (2006 – £209 million) and purchased 141 million shares as part of the share buyback programme (2006 – 164 million shares) at a cost including fees of £1,405 million (2006 – £1,407 million). Net payments to acquire shares for employee share schemes totalled £25 million (2006 – £32 million). Equity dividends of £858 million were paid during the year (2006 – £864 million).

Capital structure   The group’s management is committed to enhancing shareholder value, both by investing in the businesses and brands so as to improve the return on investment and by managing capital structure. Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels.

Capital repayments   During the year ended 30 June 2007 the company purchased 120 million ordinary shares for cancellation and 21 million ordinary shares to be held as treasury shares (2006 – 164 million to be held as treasury shares only; 2005 – 8 million for cancellation and 86 million to be held as treasury shares) as part of its share buyback programme, for a total consideration of £1,405 million including expenses (2006 – £1,407 million; 2005 – £710 million). In addition, the company purchased 9 million ordinary shares to be held as treasury shares for hedging share scheme grants provided to employees during the year (2006 – 2 million; 2005 – nil) for a total consideration of £82 million (2006 – £21 million; 2005 – £nil). The group regularly assesses its debt and equity capital levels against its stated policy for capital structure and will continue to repurchase shares when appropriate.

In the period 1 July 2007 to 12 September 2007 the company acquired and cancelled 26 million shares for a total consideration of £274 million including expenses.

The total number of shares purchased for settlement in each calendar month and the average price paid excluding expenses for the year ended 30 June 2007 were as follows:

	Number of shares	Average price paid	Authorised purchases
Calendar month	purchased(a)	Pence	unutilised at month end
July 2006	9,210,000	909	163,038,111
August 2006	9,085,000	937	153,953,111
September 2006	13,750,000	940	140,203,111
October 2006	9,270,000	954	274,421,000
November 2006	24,352,000	984	250,069,000
December 2006	15,743,000	983	234,326,000
January 2007	7,975,000	996	226,351,000
February 2007	11,195,000	1020	215,156,000
March 2007	13,171,303	997	201,984,697
April 2007	10,850,000	1033	191,134,697
May 2007	11,320,000	1065	179,814,697
June 2007	13,402,000	1073	166,412,697

Notes

(a)           All shares were purchased as part of publicly announced programmes.

(b)          Authorisation was given by shareholders on 18 October 2005 to purchase a maximum of 305,041,222 shares. Under the authority granted, the minimum price which may be paid is 28 101/108 pence and the

Business review (continued)

maximum price is equal to 105% of the average of the middle market quotations for an ordinary share for the five preceding business days. The expiration date for the programme was 17 October 2006.

(c)           Authorisation was given by shareholders on 17 October 2006 to purchase a maximum of 278,571,000 shares. Under the authority granted, the minimum price which may be paid is 28 101/108 pence and the maximum price is equal to 105% of the average of the middle market quotations for an ordinary share for the five preceding business days. The expiration date for the programme is 16 October 2007.

Borrowings   The group policy with regard to the expected maturity profile of borrowings of group financing companies is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

The group’s net borrowings and gross borrowings in the tables below are measured at amortised cost with the exception, in relation to the years ended 30 June 2007 and 30 June 2006, of borrowings designated in a fair value hedge, interest rate hedging instruments and foreign currency swaps and forwards which are measured at fair value. From 1 July 2005, the group has applied IAS 39 – Financial instruments: recognition and measurement. The comparative figures for the year ended 30 June 2005 have not been restated for compliance with IAS 39 under the exemptions permitted under IFRS 1 – First time adoption of International Financial Reporting Standards. Net borrowings, reported on this basis, comprise the following:

	As at 30 June
	2007	2006	2005
	£ million	£ million	£ million
Overdrafts	(46)	(48)	(58)
Other borrowings due within one year	(1,489)	(711)	(811)
Borrowings due within one year	(1,535)	(759)	(869)
Borrowings due between one and three years	(1,209)	(1,790)	(1,744)
Borrowings due between three and five years	(1,206)	(831)	(974)
Borrowings due after five years	(1,717)	(1,380)	(959)
Fair value of interest rate hedging instruments	(20)	(44)	—
Fair value of foreign currency swaps and forwards	(29)	(17)	—
Finance leases	(14)	(9)	(9)
Gross borrowings	(5,730)	(4,830)	(4,555)
Offset by:
Cash and cash equivalents	885	699	787
Other liquid resources	—	49	30
Foreign currency swaps and forwards	—	—	32
Net borrowings	(4,845)	(4,082)	(3,706)

The effective interest rate for the year ended 30 June 2007, based on average monthly net borrowings and interest charge, excluding finance charges unrelated to net borrowings, was 5.5% (2006 – 4.8%; 2005 – 4.1%).

Borrowings due within one year (including foreign currency swaps and forwards) as at 30 June 2007 were £1,564 million (2006 – £776 million; 2005 – £837 million).

Business review (continued)

The group’s gross borrowings were denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Gross borrowings
2007	(5,730)	48	5	33	14
2006	(4,830)	47	8	30	15
2005	(4,555)	84	1	12	3

Cash and cash equivalents and other liquid resources were denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Cash and cash equivalents and other liquid resources
2007	885	23	15	13	49
2006	748	21	20	12	47
2005	817	31	37	2	30

During the year ended 30 June 2007, the group borrowed $600 million (£298 million) in the form of a global bond that matures in 2012, $600 million (£298 million) in the form of a global bond that matures in 2016, $600 million (£298 million) in the form of a global bond that matures in 2036 and €750 million (£507 million) in the form of a floating rate euro bond that matures in 2012. During the year ended 30 June 2006, the group borrowed $250 million (£135 million) in the form of a medium term note that matures in 2008, $400 million (£216 million) in the form of a medium term note that matures in 2009, $600 million (£324 million) in the form of a global bond that matures in 2013 and $750 million (£405 million) in the form of a global bond that matures in 2015. During the year ended 30 June 2005, the group borrowed $750 million (£418 million) in the form of a global bond that matures in 2010. The proceeds of all issuances have been used in the ongoing cash management and funding activities of the group.

At 30 June 2007, the group had available undrawn US$ denominated committed bank facilities of £1,607 million (2006 – £1,746 million; 2005 – £1,788 million). Of the facilities, £498 million expire in May 2008, £448 million expire in May 2010, £537 million expire in May 2011 and £124 million expire in May 2012. Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates (dependent on the period of drawdown) plus an agreed margin. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items aggregated with share of associates’ profits to net interest). They are also subject to pari passu ranking and negative pledge covenants.

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

Capital commitments not provided for at 30 June 2007 were estimated at £86 million (2006 – £56 million; 2005 – £53 million).

Diageo management believes that it has sufficient funding for its working capital requirements.

Business review (continued)

Contractual obligations

	Payments due by period
	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total
	£ million	£ million	£ million	£ million	£ million
At 30 June 2007
Long term debt obligations	1,195	1,213	1,218	1,734	5,360
Interest obligations	281	423	325	1,135	2,164
Operating leases	72	124	91	280	567
Purchase obligations	805	781	465	249	2,300
Provisions and other non-current payables	44	71	39	107	261
	2,397	2,612	2,138	3,505	10,652

Long term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings. Where interest payments are on a floating rate basis, it is assumed that rates will remain unchanged from the last business day of the year ended 30 June 2007 until maturity of the instruments. Purchase obligations include various long term purchase contracts entered into for the supply of certain raw materials, principally bulk whisky, grapes, cans and glass bottles. The contracts are used to guarantee supply of raw materials over the long term and to enable more accurate predictions of future costs. Provisions and other non-current payables exclude £24 million in respect of vacant properties and £87 million for onerous contracts, which are included in operating leases and purchase obligations, respectively.

Deferred tax and post employment benefit liabilities are not included in the table above. The group makes service-based cash contributions to the Diageo pension scheme in the United Kingdom. In the year ending 30 June 2008, the contribution is expected to be £50 million. In addition, the group has agreed a deficit funding plan with the trustees of the UK Diageo Pension Scheme, which provides for the group to make further payments of £50 million in each of the three years to 30 June 2010 into escrow accounts.

Off-balance sheet arrangements

In connection with the disposal of Pillsbury in October 2001, Diageo has guaranteed debt of International Multifoods Corporation, a wholly owned subsidiary of The JM Smucker Company as from 18 June 2004, to the amount of $200 million (£100 million), until November 2009. The directors are not aware of any instances of default by the borrower at present, but the ability of the borrower to continue to be in compliance with the guaranteed debt instrument, and in particular remaining current on payments of interest and repayments of principal, is significantly dependent on the current and future operations of the borrower and its affiliates. This guarantee is unrelated to the ongoing operations of the group’s business.

Save as disclosed above, neither Diageo plc nor any member of the Diageo group, has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

Business review (continued)

Risk management

The group’s funding, liquidity and exposure to interest rate and foreign exchange rate risks are managed by the group’s treasury department. The treasury department uses a combination of derivative and conventional financial instruments to manage these underlying risks.

Treasury operations are conducted within a framework of board-approved policies and guidelines, which are recommended and subsequently monitored by the finance committee. This committee is described in the corporate governance report. These include benchmark exposure and/or hedge cover levels for key areas of treasury risk. The benchmarks, hedge cover and overall appropriateness of Diageo’s risk management policies are reviewed by the board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board-approved strategies. Transactions giving rise to exposures away from the defined benchmark levels arising on the application of this flexibility are separately monitored on a daily basis using value at risk analysis. These derivative financial instruments are carried at fair value and gains or losses are taken to the income statement as they arise. At 30 June 2007 gains and losses on these transactions were not material.

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

Hedge of net investment in foreign operations   The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign operations by holding net borrowings in foreign currencies and by using foreign currency swaps and forwards. The group’s policy where a liquid foreign exchange market exists is to seek to hedge currency exposure on its net investment in foreign operations before net borrowings at approximately the following percentages – 90% for US dollars, 90% for euros and 50% for other significant currencies. This policy leaves the remaining part of the group’s net investment in foreign operations before net borrowings subject to currency movements. Diageo introduced from 1 July 2005 additional processes to determine, monitor and document the effectiveness of these hedges in the context of the underlying exposure under IAS 39. Exchange differences arising on the retranslation of relevant foreign currency borrowings (including foreign exchange swaps and forwards), to the extent that they are in an effective hedge relationship, are recognised in the statement of recognised income and expense, in accordance with IAS 39.

Transaction exposure hedging   For currencies in which there is an active market, the group seeks to hedge between 80% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using forward foreign currency exchange contracts. The effective portion of the gain or loss on the hedge is recognised in the statement of recognised income and expense to the extent it is effective and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Under IFRS, the degree of confidence in forecast future cash flows required to achieve hedge accounting has increased. This has led to a reduction in the coverage levels initially placed up to 21 months in advance, but with coverage levels being increased nearer to the forecast transaction date. Under IAS 39 hedges are documented and tested for hedge effectiveness on an ongoing basis. Diageo expects hedges entered into to continue to be effective and therefore does not expect the impact of ineffectiveness on the income statement to be material.

Business review (continued)

Hedge of foreign currency debt   The group uses cross currency interest rate swaps to hedge the forward foreign currency risk associated with certain foreign currency denominated bonds. The effective portion of the gain or loss on the hedge is recognised in the statement of recognised income and expense to the extent it is effective and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Under IAS 39 hedges are documented and tested for hedge effectiveness on an ongoing basis. Diageo expects hedges entered into to continue to be effective and therefore does not expect the impact of ineffectiveness on the income statement to be material.

Interest rate risk   The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the board, primarily through issuing fixed and floating rate term debt and commercial paper, and by utilising interest rate derivatives. These practices serve to reduce the volatility of the group’s reported financial performance. In June 2007, the board reviewed the group’s interest rate risk management policy and approved the following revised policy, which will be implemented during the year ending 30 June 2008. Fixed rate borrowings will be maintained within a band of 40% to 60% of projected net borrowings, for a time period specified by a board approved template, and the overall net borrowings portfolio will be managed according to a duration measure. The board approved template specifies different duration guidelines and fixed/float amortisation periods (time taken for the fixed element of debt to reduce to zero) depending on different interest rate environments. During the year ended 30 June 2007, the profile of fixed rate to floating rate net borrowings was targeted according to a duration measure that was equivalent to an approximate 50% fixed and 50% floating amortising profile. The number of years within the amortising profile depended on the template approved by the board. Following the implementation of IAS 39 from 1 July 2005 the majority of Diageo’s existing interest rate hedges are designated as hedges under IAS 39. Designated hedges are expected to be effective, and therefore the impact of ineffectiveness on the income statement is not expected to be material.

Liquidity risk   The group’s policy with regard to the expected maturity profile of group financing companies’ borrowings is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

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

Commodity price risk   The group uses commodity futures to hedge against price risk in certain commodities. All commodity futures contracts hedge a projected future purchase of raw material. Commodity futures are then either closed out at the time the raw material is purchased or they are exchanged with the company manufacturing the raw material to determine the contract price. Commodity contracts are held in the balance sheet at fair value. To the extent that they are considered an effective

Business review (continued)

hedge under IAS 39, the fair value movements are recognised in the statement of recognised income and expense and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement.

Realised net gains recognised in the income statement in the year ended 30 June 2007 were £2 million. Unrealised net gains on the balance sheet at 30 June 2007 were £1 million.

Insurance   The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains insurable risk where external insurance is not considered an economic means of mitigating these risks.

Market risk sensitivity analysis

The group has used a sensitivity analysis technique that measures the estimated change to the fair value of the group’s financial instruments, to the income statement and to equity of either an instantaneous increase or decrease of 1% (100 basis points) in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2007, for each class of financial instrument with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on net post employment benefit obligations and taxation. This analysis is for illustrative purposes only, as in practice market rates rarely change in isolation. The sensitivity analysis is based on the following:

•       Fair values of quoted borrowings at the balance sheet date are based on year end quoted asking prices.

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

•       All net investment and foreign currency cash flow hedges are expected to be highly effective.

The amounts generated from the sensitivity analysis are estimates of the impact of market risk assuming that specified changes occur. Actual results in the future may differ materially from these results due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the following table, which therefore should not be considered a projection of likely future events and losses.

As at 30 June 2007 and 30 June 2006, hypothetical changes in other risk variables would not significantly affect the fair value of financial instruments at those dates.

Business review (continued)

Sensitivity analysis table

			10%	10%
	1% decrease in	1% increase in	weakening	strengthening
	interest rates	interest rates	in sterling	in sterling
	£ million	£ million	£ million	£ million
At 30 June 2007
(Decrease)/increase in fair value of financial instruments	(206)	180	(712)	585
Impact on income statement: gain/(loss)	18	(18)	(28)	24
Impact on equity: gain/(loss)	15	(15)	(712)	585
At 30 June 2006
(Decrease)/increase in fair value of financial instruments	(239)	210	(543)	444
Impact on income statement: gain/(loss)	15	(15)	(21)	17
Impact on equity: gain/(loss)	6	(6)	(543)	444

The above analysis considers the fair value impact of all financial instruments including financial derivatives, cash and cash equivalents, borrowings and other financial assets and liabilities.

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

Business review (continued)

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

Diageo determines the assumptions to be adopted in discussion with its actuaries, and believes these assumptions to be in line with UK practice generally, but the application of different assumptions could have a significant effect on the amounts reflected in the income statement, statement of recognised income and expense and balance sheet in respect of post employment benefits. The assumptions vary among the countries in which the group operates, and there may be an interdependency between some of the assumptions. A list of the major assumptions used by the group for the three years ended 30 June 2007 are set out in note 4 to the consolidated financial statements. It would be impracticable to give the impact of the effect of changes in all of the assumptions used to calculate the post employment charges in the income statement, statement of recognised income and expense and balance sheet, but the following disclosures are provided to assist the reader in assessing the impact of changes in the more critical assumptions.

The finance income and charges included in the income statement for post employment benefits are partly calculated by assuming an estimated rate of return on the assets held by the post employment plans. For the year ended 30 June 2007, this was based on the assumption that equities would outperform fixed interest government bonds by three and a quarter percentage points. A one percentage point decrease in this assumption would have reduced profit before taxation by approximately £45 million.

The rates used to discount the liabilities of the post employment plans are determined by using rates of return on high quality corporate bonds of appropriate currency and term. A half a percentage point decrease in the discount rate assumption used to determine the income statement charge in the year ended 30 June 2007 would have reduced profit before taxation by approximately £7 million. A half a percentage point decrease in the discount rate assumption used to determine the post employment liability at 30 June 2007 would have increased the liabilities before tax by approximately £407 million.

The net liability for post employment benefits is partly determined by the fair value at the end of the year of the assets owned by the post employment plans. A 10% movement in worldwide equity values would increase/decrease the net pension liability before tax at 30 June 2007 by approximately £276 million.

The mortality assumptions used in the UK plan were reassessed in 2006 and are based on the recent mortality experience of the plan and allow for future improvements in life expectancy. For example, it is assumed that members who retire in 2027 at age 65 will live on average for a further 22 years if they are male and for a further 24 years if they are female. If assumed life expectancies had been one year greater, the charge to profit before taxation would have increased by approximately £11 million and the net post employment liability before tax would have increased by approximately £173 million.

Exceptional items   These are items which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The determination of which items are separately disclosed as exceptional items requires a significant degree of judgement. Exceptional items, as reported, do not represent extraordinary items under US GAAP.

Business review (continued)

Taxation   The group is required to estimate the corporate tax in each of the jurisdictions in which it operates. This requires an estimation of the current tax liability together with an assessment of the temporary differences which arise as a consequence of different accounting and tax treatments. These temporary differences result in deferred tax assets or liabilities which are included within the balance sheet. Deferred tax assets and liabilities are measured using substantially enacted tax rates expected to apply when the temporary differences reverse. Deferred tax assets are not recognised where it is more likely than not that the asset will not be realised in the future. This evaluation requires judgements to be made including the forecast of future taxable income.

Tax benefits are not recognised unless it is probable that the tax positions are sustainable. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. Any interest and penalties on tax liabilities are provided for in the tax charge.

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

Adoption of IFRS

The financial statements for the years ended 30 June 2007 and 30 June 2006 were prepared in accordance with IFRS. Prior to this the financial statements were prepared in accordance with UK GAAP. The financial statements for the year ended 30 June 2005 have been restated under IFRS. IFRS differs in certain respects from US GAAP. Reconciliations between IFRS and US GAAP, and details of the impact of the differences between IFRS and US GAAP, are set out in note 35 to the consolidated financial statements.

IFRS 1 – First-time adoption of International Financial Reporting Standards permits certain optional exemptions from full retrospective application of IFRS accounting policies and the options adopted by Diageo at 1 July 2004 are summarised below together with an indication as to their impact.

Business combinations   Business combinations prior to date of transition have not been restated on an IFRS basis. There are two main impacts of this approach.

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

Business review (continued)

The group has written off goodwill and other intangible assets acquired up to 30 June 1998, direct to reserves in the period when acquired. Under IFRS 3 all separately identifiable intangible assets are required to be capitalised in the balance sheet, with subsequent annual impairment test. Under this scenario, net assets would increase in respect of goodwill capitalised with no change to net income in the year ended 30 June 2007 or the two previous years. Under US GAAP, the goodwill was capitalised and further information in this respect can be found in the US GAAP information in note 35 to the consolidated financial statements.

Cumulative translation differences   The cumulative translation difference arising on consolidation has been deemed to be zero at the date of transition.

Share based payments   Full retrospective application has been adopted. This option is available to the group because the fair value of applicable equity instruments granted was previously disclosed. As a result, all years presented have a charge in respect of share-based payment on the basis of full retrospective application.

Financial instruments   The group has adopted the provisions of IAS 39 – Financial instruments: recognition and measurement from 1 July 2005. Financial instruments in the year ended 30 June 2005 remain recorded in accordance with previous UK GAAP accounting policies and the adjustment to IAS 39 is reflected in the balance sheet at 1 July 2005. Under IFRS, prior to the adoption of IAS 39 on 1 July 2005, changes in the fair value of interest rate derivatives and derivatives hedging forecasted transactions were not recognised until realised. Since 1 July 2005, all such derivatives are carried at fair value at the balance sheet date. Under IFRS, prior to 1 July 2005, for derivatives hedging the translation of net assets of overseas operations in respect of foreign exchange differences arising on translation to closing rates, changes in their fair value were taken to the statement of recognised income and expense. The impact on net income for the year ended 30 June 2005 cannot be estimated reliably. The impact on net assets at 1 July 2005 was to increase net assets by £164 million.

New accounting standards

A number of IFRS standards and interpretations have been issued by the IASB or IFRIC. Those that are of relevance to the group are discussed below:

IAS 1 – Presentation of financial statements   In August 2005, the IASB issued an amendment to IAS 1 which is effective for annual accounting periods beginning on or after 1 January 2007. The amendment requires additional disclosures on the objectives, policies and processes for managing capital. Appropriate additional disclosures will be included in the 2008 Annual Report.

IAS 23 – Borrowing costs   In April 2007, the IASB issued an amendment to IAS 23 which is effective for annual accounting periods beginning on or after 1 January 2009. The amendment generally eliminates the option to expense borrowing costs attributable to the acquisition, construction or production of a qualifying asset as incurred, and instead requires the capitalisation of such borrowing costs as part of the cost of specific assets. The group is currently assessing the impact of the amendment on the results and net assets of the group.

IFRS 8 – Operating segments   In November 2006, the IASB issued IFRS 8 which is effective for annual accounting periods beginning on or after 1 January 2009. The standard contains requirements for the disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. The standard is concerned

Business review (continued)

only with disclosure and replaces IAS 14 – Segment reporting. The group is currently assessing the impact this standard would have on the presentation of its consolidated results.

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

IFRIC 11 – Group and treasury share transactions   In November 2006, the IFRIC issued IFRIC 11, which is effective for annual accounting periods beginning on or after 1 March 2007. The interpretation addresses whether certain share-based payments transactions involving group entities should be accounted for as equity settled or cash settled under IFRS 2.

IFRIC 13 – Customer loyalty programmes   In June 2007, the IFRIC issued IFRIC 13, which is effective for annual accounting periods beginning on or after 1 July 2008. The interpretation clarifies that where goods or services are sold together with a customer loyalty incentive, the transaction should be treated as a multiple element arrangement under IAS 18, with the consideration receivable allocated to each component relative to their fair values.

IFRIC 14 – IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction   In July 2007, the IFRIC issued IFRIC 14, which is effective for annual accounting periods beginning on or after 1 January 2008. The interpretation provides guidance on the amount of any surplus that can be recognised as an asset and how the pension asset or liability may be affected by a statutory or contracted minimum funding requirement.

The following US GAAP standards and pronouncements have recently been issued:

SFAS No. 155 – Accounting for Certain Hybrid Financial Instruments (an amendment of FASB Statements Nos. 133 and 140)   In February 2006, the FASB issued SFAS No. 155. This statement provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation, and requires that beneficial interests in securitised financial assets be analysed to determine whether they are free standing derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS No. 155 is effective for financial years beginning after 15 September 2006. The adoption of SFAS No. 155 is not expected to have a material effect on the results or net assets of the group.

SFAS No. 157 – Fair Value Measurements   In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. SFAS No. 157 addresses standardising the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as ‘the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date’. SFAS No. 157 is effective for financial years beginning after 15 November 2007, and interim periods within those financial years. The adoption of SFAS No. 157 is not expected to have a material effect on the results or net assets of the group.

SFAS No. 158 – Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans   In September 2006, the FASB issued SFAS No. 158, an amendment of FASB Statements Nos. 87,88,106 and 132(R). SFAS No. 158 requires an employer that is a business entity and sponsors one or more single employer benefit plans to: (1) recognise the funded status of the benefit plan in its statement of financial

Business review (continued)

position; (2) recognise as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognised as components of net periodic benefit cost; (3) measure defined benefit plan assets and obligations as of the date of the employer’s financial year end statement of financial position; and (4) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next financial year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations. The group adopted SFAS No. 158 with effect from 30 June 2007. As a result, under US GAAP, the group recognised a decrease of £281 million in total assets, an increase of £132 million in total liabilities, and an additional charge of £413 million to accumulated other comprehensive income.

SFAS No. 159 – Fair Value Option for Financial Assets and Financial Liabilities   In February 2007, the FASB issued SFAS No. 159. This statement expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial years beginning after 15 November 2007. The group has not designated any non-derivative financial assets or liabilities at fair value through profit or loss upon initial recognition under IFRS, and therefore does not expect to measure any financial instruments at fair value under the provisions of SFAS No. 159.

FIN 48 – Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109   In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with FASB Statement No. 109 – Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the group’s financial year ending 30 June 2008. The adoption of FIN 48 is not expected to have a material effect on the results or net assets of the group.

SAB 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements   In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), which provides interpretive guidance on how registrants should quantify misstatements when evaluating the materiality of financial statement errors. SAB 108 also provides transition accounting and disclosure guidance for situations in which there existed an error in prior period financial statements, the correction of which could be considered material in the current year, by allowing companies to restate prior period financial statements or recognise the cumulative effect of initially applying SAB 108 through an adjustment to opening retained earnings in the year of adoption. SAB 108 is effective for financial years ending after 15 November 2006. The adoption of SAB 108 had no impact on the group’s financial position, results of operations or cash flows.

Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the AICPA and the SEC are not believed by management to have a material impact on the group’s present or future consolidated financial statements.

Directors and senior management

	Age	Nationality	Position (committees)
Directors
Lord Blyth of Rowington	67	British	Chairman, non-executive director(3)*
Paul S Walsh	52	British	Chief executive, executive director(2)*
Nicholas C Rose	49	British	Chief financial officer, executive director(2)
Lord Hollick of Notting Hill	62	British	Senior non-executive director(1),(3),(4)*
Laurence Danon	51	French	Non-executive director(1),(3),(4)
Dr Franz B Humer	61	Swiss/Austrian	Non-executive director(1),(3),(4)
Maria Lilja	63	Swedish	Non-executive director(1),(3),(4)
William S Shanahan	67	American	Non-executive director(1),(3),(4)
H Todd Stitzer	55	American	Non-executive director(1),(3),(4)
Jonathan R Symonds, CBE	48	British	Non-executive director(1)*(3),(4)
Paul A Walker	50	British	Non-executive director(1),(3),(4)
Senior management
Stuart R Fletcher	50	British	President, Diageo International(2)
James N D Grover	49	British	Global business support director(2)
Robert M Malcolm	55	American	President, global marketing, sales and innovation(2)
Ivan M Menezes	48	American	President, Diageo North America(2)
Andrew Morgan	51	British	President, Diageo Europe(2)
John C Pollaers	45	Australian	President, Asia Pacific(2)
Timothy D Proctor	57	American/British	General counsel(2)
Gareth Williams	54	British	Human resources director(2)
Officer
Susanne Bunn	48	British	Company secretary

Key to committees:

1.                 Audit

2.                 Executive (comprising senior management)

3.                 Nomination

4.                 Remuneration

*                    Chairman

John Pollaers was appointed to the Executive Committee on 1 February 2007.

Information in respect of the directors and senior management is set out below:

Lord (James) Blyth of Rowington   was appointed chairman of Diageo plc in July 2000, having been a non-executive director since January 1999. On 19 July 2007 Diageo announced that his appointment as chairman has been extended until 30 June 2008, when he will be succeeded by Dr Franz Humer. He was formerly chief executive and then chairman of The Boots Company PLC, group chief executive of the Plessey Company and head of Defence Sales at the Ministry of Defence. He is also a non-executive director of Anixter Inc in the USA and a senior adviser to Greenhill & Co Inc (having previously been a vice chairman).

Directors and senior management (continued)

Paul Walsh   was appointed chief executive of Diageo plc in September 2000, having been chief operating officer since January 2000. He has served in a number of management roles since joining GrandMet’s brewing division in 1982, including chief executive officer of The Pillsbury Company. He was appointed to the GrandMet board in October 1995 and to the Diageo plc board in December 1997. He is also a non-executive director of Centrica plc, a governor of Henley Management College and a non-executive director of FedEx Corporation in the USA.

Nicholas (Nick) Rose   was appointed chief financial officer of Diageo plc in July 1999. He has served in a number of finance roles since joining GrandMet in June 1992, including group treasurer and group controller and he was appointed to the Diageo plc board in June 1999. He is also a member of the Main Committee of the 100 Group of Finance Directors and resigned as a non-executive director of Scottish Power plc on 23 April 2007.

Lord (Clive) Hollick of Notting Hill   was appointed a non-executive director of Diageo plc in December 2001 and senior non-executive director and chairman of the remuneration committee in September 2004. He is a partner of Kohlberg Kravis Roberts and is also a member of the supervisory boards of ProSiebenSat. 1 Media AG and The Nielsen Company, a non-executive director of Honeywell International Inc in the USA, a non-executive director of South Bank Foundation Limited, a founding trustee of the Institute of Public Policy Research and chairman of London’s South Bank Centre. He was formerly chief executive of United Business Media plc and has held a number of other non-executive directorships.

Laurence Danon   was appointed a non-executive director of Diageo plc in January 2006. During the year she resigned as chairman and chief executive officer of France Printemps, following its takeover by the Borletti Group and RREEF (owners of the Italian department store chain La Rinascente) and on 1 September 2007 she will join the Executive Board of Edmond de Rothschild Corporate Finance, in France. On 1 January 2007 she was appointed a non-executive director of Experian Group Limited and she is also a non-executive director of Plastic Omnium, in France. Formerly she served with the French Ministry of Industry and Energy and held a number of senior management posts with Total Fina Elf.

Dr Franz Humer   was appointed a non-executive director of Diageo plc in April 2005. He is chairman and chief executive of F. Hoffmann-La Roche Ltd and is also a non-executive director of Allianz Versicherungs AG in Germany and a board member of Chugai in Japan. During the year his term of office as chairman of the European Federation of Pharmaceutical Industries expired. He was formerly chief operating director of Glaxo Holdings plc and has held a number of other non-executive directorships. On 19 July 2007 Diageo announced that Dr Humer will succeed Lord Blyth as chairman on 1 July 2008, following his retirement as chief executive of F. Hoffmann-La Roche Ltd.

Maria Lilja   was appointed a non-executive director of Diageo plc in November 1999. She is a non-executive director of Observer AB in Sweden and was formerly head of American Express Europe (having played a leading role in building Nyman & Schultz, a long-established Scandinavian travel management company, which was acquired by American Express) and has held a number of other non-executive directorships.

William (Bill) Shanahan   was appointed a non-executive director of Diageo plc in May 1999. He is also a non-executive director of MSD Ignition, Inc in the USA and was formerly chief operating officer and then president of The Colgate-Palmolive Company, having joined that company in 1965 as a sales assistant and held various general management and marketing roles.

Directors and senior management (continued)

H Todd Stitzer   was appointed a non-executive director of Diageo plc in June 2004. He is chief executive of Cadbury Schweppes Public Limited Company (to which office he was appointed in 2003) and formerly held a number of marketing, sales, strategy and general management posts subsequent to joining the company in 1983 as an assistant general counsel.

Jonathan (Jon) Symonds, CBE   was appointed a non-executive director of Diageo plc in May 2004 and chairman of the audit committee in October 2004. He resigned as chief financial officer of AstraZeneca PLC on 31 July 2007 to become a managing director at the Investment Banking Division of Goldman Sachs International on 24 September 2007. During the year he resigned from the Business Tax Forum (of which he was joint chairman) and from the Main Committee of the 100 Group of Finance Directors (of which he was formerly chairman). Prior to joining AstraZeneca in 1997, he was a partner at KPMG. He will retire at this year’s AGM.

Paul Walker   was appointed a non-executive director of Diageo plc in June 2002. He is chief executive of The Sage Group plc (to which office he was appointed in 1994, having previously been finance director) and was formerly a non-executive director of MyTravel Group plc.

Stuart Fletcher   was appointed president, International in October 2004, having been president, Key Markets since September 2000. He has held a number of senior management positions with Guinness, since joining the company in 1986, including managing director of Developing and Seed Markets and previously held various financial positions with Procter & Gamble and United Glass.

James (Jim) Grover   was appointed global business support director in February 2004, having been strategy director since December 1997. Formerly he held a number of senior strategy positions in GrandMet and worked as a management consultant with Booz-Allen & Hamilton Inc and OC&C Strategy Consultants.

Robert (Rob) Malcolm   was appointed president, global marketing, sales and innovation in September 2000. Formerly he served as scotch category director and then global marketing director with United Distillers & Vintners and held various marketing and general management positions with Procter & Gamble. He was appointed a non-executive director of Logitech Inc, in the USA, on 20 June 2007.

Ivan Menezes   was appointed president, North America in January 2004, having been chief operating officer, North America since July 2002. Formerly he held various senior management positions with Guinness and then Diageo and worked across a variety of sales, marketing and strategy roles with Nestlé in Asia, Booz-Allen & Hamilton Inc in North America and Whirlpool in Europe. He is also a non-executive director of Coach Inc in the USA.

Andrew Morgan   was appointed president, Europe in October 2004, having been president, Venture Markets since July 2002. He joined United Distillers in 1987 and held various senior management positions with Guinness and then Diageo, including group chief information officer and president, New Business Ventures for Guinness United Distillers & Vintners and director, global strategy and innovation for United Distillers & Vintners.

John Pollaers   was appointed president, Asia Pacific on 1 February 2007, prior to which he held various senior management positions with Diageo, including managing director, Diageo Asia. He was formerly an engineering officer in the Royal Australian Navy.

Directors and senior management (continued)

Timothy (Tim) Proctor   was appointed general counsel of Diageo plc in January 2000. Formerly he was director, worldwide human resources of Glaxo Wellcome and senior vice president, human resources, general counsel and secretary for Glaxo’s US operating company. He has over 20 years’ international legal experience, including 13 years with Merck and six years with Glaxo Wellcome. He was appointed a non-executive director of Wachovia Corporation in the USA on 1 November 2006.

Gareth Williams   was appointed human resources director in January 1999. Formerly he held a number of senior personnel management positions with GrandMet and then United Distillers & Vintners and spent 10 years with Ford of Britain in a number of personnel and employee relations positions.

Susanne Bunn   was appointed company secretary of Diageo plc in March 2003. She joined the group in February 1989 as assistant secretary in the Grand Metropolitan Foods division and since then has held various company secretarial positions within the group. She was appointed joint deputy secretary in December 1997 and became sole deputy secretary at the end of 2000.

Directors’ remuneration report

Dear shareholder

I am pleased to present the remuneration report for the 2007 financial year. Diageo’s solid performance over the past three years has been reflected in the returns to shareholders and rewards earned by our executives. Such long term sustained performance is at the heart of Diageo’s corporate strategy and is evident from our consistent ‘above median’ positioning in the total shareholder return plan (TSR plan) where performance is measured relative to a selected peer group. For the plans that have vested in February of 2005, 2006 and 2007, a position of 5, 8 and 7 respectively was achieved against a peer group of 17 other companies over each three year performance cycle.

The TSR plan is a core component of our reward approach for senior executives and forms part of our long term incentive arrangements as set out in our remuneration policy. The current policy was introduced in 2004 and continues to be based upon our wish to attract and retain the best global talent to deliver Diageo’s strategy within a framework of good corporate governance. The key principles of the policy, which are interdependent, are:

•       Our senior executive remuneration arrangements are intended to attract and retain the best global talent.

•       We believe that pay should vary significantly with performance over both the short and long term.

•       Our base salaries are generally set around the median of the relevant market for each role. In exceptional circumstances, base salaries may be positioned above the median if justified by the requirement to recruit or retain key executives. Such positioning of base salaries ensures market competitiveness.

•       Annual bonuses are paid in cash after the end of each financial year and are determined by performance in the year against pre-set stretching business targets.

•       Our long term incentives comprise a combination of share option grants and share awards in each year and vary with three year EPS and TSR performance respectively.

•       Our senior executives are required to hold shares in Diageo to participate fully in our share option and share award plans.

On an annual basis the committee reviews executive share incentive schemes to ensure that existing arrangements remain appropriate for both shareholders and the company. During this year’s review, the effect of a movement in exchange rates on the EPS performance of the group and the subsequent impact on incentive plans was considered by the committee. It was determined to exclude this effect from the comparison of the group’s EPS performance against the RPI under the Senior Executive Share Option Plan (SESOP) for all current and future grants. The committee recognised that performance measures should be clearly linked to the achievement of challenging and stretching financial performance and were mindful that foreign exchange could influence the outcome, both positively and negatively, for reasons beyond the control of management.

In order to ensure our incentive arrangements continue to have stretching performance targets that will drive the business and its leaders over the medium to long term, the committee intends to review the current remuneration arrangements during the next financial year. In 2008 this will coincide with the renewal of the TSR plan. As part of this process, the committee intends to engage with our major investors on any significant changes that may result from the review.

Lord Hollick of Notting Hill
Senior non-executive director and chairman of the remuneration committee

Directors’ remuneration report (continued)

What this report covers

This report to shareholders for the year ended 30 June 2007 covers:

•       the policy under which executive and non-executive directors are remunerated; and

•       tables of information showing details of the remuneration and share interests of all the directors.

The report was approved by the remuneration committee, which is a duly appointed and authorised committee of the board of directors, on 28 August 2007 and was signed on its behalf by Lord Hollick who is senior non-executive director and chairman of the remuneration committee. As required by The Directors’ Remuneration Report Regulations 2002 (the Regulations), this report will be subject to an advisory shareholder vote at the Annual General Meeting.

The board has followed and complied with the requirements of the Companies Act (in particular, Schedule 7A of the Regulations) and section 1 of the Combined Code on Corporate Governance in preparing this report and in designing performance-related remuneration for senior executives. KPMG Audit Plc has audited the report to the extent required by the Regulations, being the sections headed ‘Directors’ remuneration for the year ended 30 June 2007’, ‘Long term incentive plans’ and ‘Executive directors’ pension benefits’. Terms defined in this remuneration report are used solely herein.

The remuneration committee

The remuneration committee is responsible for making recommendations to the board on remuneration policy as applied to Diageo’s senior executives, being the executive directors and the executive committee. The remuneration committee consists of all the independent non-executive directors: LM Danon, Lord Hollick, Dr FB Humer, M Lilja, WS Shanahan, HT Stitzer, JR Symonds, CBE and PA Walker. Lord Hollick is chairman of the remuneration committee. The chairman of the board and the chief executive may, by invitation, attend remuneration committee meetings except when their own remuneration is discussed. Further information on meetings held and director attendance is disclosed in the corporate governance report. The remuneration committee’s terms of reference are available at www.diageo.com and on request from the company secretary.

Advice

During the year ended 30 June 2007, Diageo’s human resources director and director of performance and reward were invited by the remuneration committee to provide their views and advice. The remuneration committee also appointed the following independent and expert consultants:

•       Deloitte & Touche LLP – who provided advice on remuneration best practice and senior executive remuneration. They also provide HR systems, accountancy and personal tax services to Diageo, including services to support the process for assessing risk management, control systems and processes.

•       Kepler Associates – who reviewed and confirmed the total shareholder return of Diageo and the peer group companies for the 2004 TSR plan (the performance cycle which ended on 31 December 2006), and provided a monthly performance update on all outstanding performance cycles. They provided no other services to Diageo during the year.

Additional remuneration survey data published by Hewitt Associates, Towers Perrin, Ernst & Young and Monks (a service line of PricewaterhouseCoopers LLP), were presented to the committee during the year.

Directors’ remuneration report (continued)

Policy, terms, conditions and fees

Diageo’s policy on chairman’s and non-executive director fees is as follows:

•       the fees should be sufficient to attract, motivate and retain world-class talent;

•       fee practice should be consistent with recognised best practice standards for such positions;

•       the chairman and non-executive directors should not participate in any of the company’s incentive plans;

•       part of the chairman’s fees shall be paid in Diageo shares; and

•       fees for non-executive directors are within the limits set by the shareholders from time to time.

The chairman had a letter of appointment for an initial five year term from 1 July 2000 that was extended by the board to 30 June 2008. It can be terminated on six months’ notice by either party or, if terminated by the company, by payment of six months’ fees in lieu of notice. It was announced on 19 July 2007 that the current chairman will step down in 2008 and Dr FB Humer, currently a non-executive director, will succeed Lord Blyth as chairman of the board on 1 July 2008.

The fees of the chairman are normally reviewed every two years and any changes would normally take effect from 1 January. Fees are reviewed in the light of market practice in large UK companies and anticipated workload, tasks and liabilities. In accordance with the company’s stated policy, a review of the chairman’s fees was undertaken in the year. In light of market practice, it was determined that the chairman’s annual fee should be increased by £25,000 to £525,000. As recommended by the Combined Code on Corporate Governance, these changes were approved by the remuneration committee and took effect from 1 January 2007. In line with policy, a proportion of the annual fee is paid in shares, which have to be retained until the chairman retires from the company or ceases to be a director for any other reason.

All non-executive directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com.

The fees paid to the non-executive directors are normally reviewed every two years and any changes would normally take effect from 1 January. Fees are reviewed in the light of market practice in large UK companies and anticipated workload, tasks and liabilities. Following the most recent review, the base fee for non-executive directors was increased by £10,000 to £70,000, with the other elements unchanged. The current annual fees, effective from 1 January 2007 are:

From 1 January 2007
Base fee	£70,000
Senior non-executive director	£20,000
Chairman of audit committee	£20,000
Chairman of remuneration committee	£10,000

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

During the year ended 30 June 2007, PS Walsh served as a non-executive director of Centrica plc and of FedEx Corporation and retained the fees paid to him for his services. The total amounts of such fees paid to him in the year ended 30 June 2007 were £50,000 and $93,375, respectively. In line with the FedEx Corporation policy for outside directors, PS Walsh is eligible to be granted share options. During the year ended 30 June 2007, he was granted 4,400 options at an option price of $105 and he exercised 4,000 options that were granted at an option price of $41. Of these 4,000 options, 3,000 were exercised and sold at an average price of $112 per share on 1 February 2007, and 1,000 were exercised on 7 February 2007 and retained. The fair market value on 7 February 2007 was $115 per share.

NC Rose served as a non-executive director of Scottish Power plc for part of the year ended 30 June 2007 and retained the fees paid to him for this service. The total fees paid to him in the year ended 30 June 2007 were £51,000. NC Rose tendered his resignation on 23 April 2007.

Service contracts

The executive directors have service contracts which provide for six months’ notice by the director or 12 months by the company and contain non-compete obligations. In the event of early termination by the company without cause, the agreements provide for a termination payment to be paid, equivalent to 12 months’ base salary for the notice period and an equal amount in respect of all benefits. The remuneration committee may exercise its discretion to require half of the termination payment to be paid in monthly instalments and, upon the executive commencing new employment, to be subject to mitigation. If the board determines that the executive has failed to perform his duties competently, the remuneration committee may exercise its discretion to reduce the termination payment on the grounds of poor performance. PS Walsh’s service contract with the company is dated 1 November 2005. NC Rose’s service contract with the company is dated 14 February 2006.

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

•       providing a balanced mix of remuneration; base salary, benefits, short term cash incentives, longer term equity incentives and pension;

•       providing a competitive total remuneration opportunity; it helps Diageo compete for the best talent among companies with global operations and global consumers; and

•       simplicity and transparency.

Directors’ remuneration report (continued)

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

•  reviewed annually with changes usually taking effect from 1 October

•  benchmarked against the top 30 companies in the FTSE 100 excluding financial services businesses

•  positioned appropriately against the relevant comparator group for each role

Annual performance bonus	• incentivise year on year delivery of short term performance goals	• performance-related • cash • annual payment • non-pensionable

•  entirely based on Diageo’s overall financial performance

•  at least 70% based on profit measures

•  targets set by reference to annual operating plan

•  up to 100% of salary can be earned for on target performance with a maximum of 200% of salary payable for outstanding performance

Directors’ remuneration report (continued)

Share options (SESOP)	• incentivise three year real earnings growth above a minimum threshold	• share options with an exercise price set at the market value on date of grant	• maximum annual grant of 375% of salary
	• provide focus on increasing Diageo’s share price over the medium to longer term	• value subject to meeting financial performance targets and the share price increasing above the grant value • long term incentive • discretionary annual grant

•  EPS performance test operates on a sliding scale

•  re-test facility removed for options granted from October 2004

•  exchange rate movements excluded from EPS performance against RPI calculation for all current and future grants

Share awards (TSR plan)	• incentivise three year total shareholder return relative to a selected peer group of companies • provide focus on delivering superior returns to shareholders	• shares • highly variable due to vesting schedule • long term incentive • discretionary annual award

•  maximum annual initial award of 250% of salary

•  TSR performance test against a peer group of companies

•  none of the award vests for performance below median with a sliding scale applied to improvements in the ranking above median

•  for outstanding performance, achieving first or second position, 150% of the initial award vests

Directors’ remuneration report (continued)

Pension	• provide competitive post-retirement compensation and benefits	• deferred income • payable on retirement in the form of a monthly pension with the option to take part as a lump sum	• pension accrues at 1/30 of annual base salary • maximum pension payable will not exceed 2/3 of final remuneration minus retained benefits • normal retirement age (NRA) is 62
• from 1 April 2006, employee contributions by executive directors were introduced
• subject to election, benefits in excess of the Lifetime Allowance (LTA) are provided through an unfunded non-registered arrangement

In setting levels of reward, the remuneration committee has considered the total remuneration packages paid in the top 30 companies in the FTSE 100 by market capitalisation, excluding those in the financial services sector. The committee believe it is appropriate to position total remuneration between the median and upper quartile of this group, given the size and complexity of Diageo’s business globally.

Anticipated mix between fixed and variable remuneration

The balance between fixed and variable elements of remuneration changes with performance. The anticipated normal mix between fixed and variable remuneration is that for £100 of remuneration earned, £33 will be fixed remuneration and £67 will be performance-related remuneration, excluding pensions and other benefits. This mix is illustrated in the pie chart below. In some years, the performance-related remuneration may be higher or lower depending on the performance of the business.

Directors’ remuneration report (continued)

Share ownership

Senior executives are required to hold shares in Diageo to participate fully in the share option and share award plans. This policy extends to the top 80 senior executives and reflects Diageo’s belief that its most senior leaders should also be shareholders. Individuals have three years to build up their shareholding from their own resources. On 1 January 2007 the executive directors met the requirement by each holding company shares equivalent to at least 225% of their base salary.

The senior executives are eligible to participate in the broad-based share and option plans Diageo operates for its employees. These are the tax approved share incentive plan and savings-related share option scheme in the United Kingdom.

Directors’ remuneration for the year ended 30 June 2007

	2007					2006
		Annual	Share
	Base	performance	incentive	Other
Emoluments	salary(b)	bonus	plan	benefits(c)	Total	Total
	£000	£000	£000	£000	£000	£000
Chairman – fees
Lord Blyth(a)	512	—	—	29	541	545
Executive directors
NC Rose	596	883	3	18	1,500	1,392
PS Walsh	1,035	1,533	3	36	2,607	2,406
	1,631	2,416	6	54	4,107	3,798
Non-executive directors – fees
LM Danon	80	—	—	1	81	36
Lord Hollick	95	—	—	1	96	91
Dr FB Humer	80	—	—	1	81	79
M Lilja	80	—	—	1	81	82
WS Shanahan	74	—	—	1	75	76
HT Stitzer	65	—	—	1	66	61
JR Symonds	85	—	—	1	86	81
PA Walker	65	—	—	1	66	61
	624	—	—	8	632	567
Total	2,767	2,416	6	91	5,280	4,910

Notes

(a)           £205,000 (2006 – £200,000) of Lord Blyth’s remuneration in the year ended 30 June 2007 must be used for the monthly purchase of Diageo ordinary shares, which have to be retained until he retires from the company or ceases to be a director for any other reason.

(b)          As at 30 June 2007 the annual salary payable to the chief executive was £1,050,000 and to the chief financial officer was £605,000. In the financial years ended 30 June 2007 and 30 June 2006, the percentage increases in base salary of the chief executive were 6% and 8% respectively, with an average increase over the two years of 7%. In the financial years ended 30 June 2007 and 30 June 2006, the percentage increases in the base salary of the chief financial officer were 7% and 9% respectively, with an average increase over the two years of 8%. These average increases are comparable with those made in companies in the pay benchmarking comparator group for these roles.

(c)           Other benefits may include company car and driver, fuel, product allowance, financial counselling, accompaniment by spouse on business travel when appropriate, medical insurance and life insurance premiums.

Directors’ remuneration report (continued)

Annual performance bonus   The annual bonus plan is designed to incentivise year on year delivery of short term performance goals, these goals are determined by pre-set stretching targets and measures agreed by the remuneration committee with reference to the annual operating plan. The committee determines the level of performance achieved based on Diageo’s overall financial performance at the financial year end. The business results for the year ended 30 June 2007 are described in the ‘Business review’.

The targets for the last financial year were a combination of measures including profit before exceptional items and tax, net sales and free cash flow. For all measures, the level of performance achieved was above target resulting in an actual performance bonus paid equating to 146% of base salary. The actual bonus payments received by the executive directors are shown in the table ‘Directors’ remuneration for the year ended 30 June 2007’.

Long term incentive plans – payments and gains for the year ended 30 June 2007

In addition to the above emoluments, in the year the executive directors received payments and made gains under long term incentive plans as follows:

	2007			2006
		Executive
	2004	share option
	TSR award	exercises	Total	Total
	£000	£000	£000	£000
Executive directors
NC Rose	795	481	1,276	970
PS Walsh	1,389	2,304	3,693	1,751
Total	2,184	2,785	4,969	2,721

Long term incentive plans (LTIPs)

Our long term incentives comprise a combination of share awards in the TSR plan and share options in the SESOP. Awards under the LTIPs are made on an annual basis with the level of award considered each year in light of individual and business performance. The performance criteria under both sets of plans remain unchanged as they continue to provide a challenging level of performance expectation in the current economic environment. The regular review of the performance measures and the vesting schedule used in each plan ensures that the LTIPs continue to support the business objectives and are in line with current best practice.

Total shareholder return plan (TSR plan)   Under this plan, at the discretion of the remuneration committee, participants are granted a conditional right to receive shares. All conditional rights awarded vest after a three year period – the ‘performance cycle’ – subject to achievement of two performance tests. The primary performance test is a comparison of Diageo’s three year total shareholder return – the percentage growth in Diageo’s share price (assuming all dividends and capital distributions are reinvested) – with the TSR of a peer group of 17 other companies. TSR calculations are converted to a common currency (US dollars). The second performance test requires that the remuneration committee does not recommend the release of awards unless it considers that there has been an underlying improvement in Diageo’s three year financial performance, typically measured by an adjusted earnings per share measure (EPS).

Directors’ remuneration report (continued)

For awards made before July 2005 the performance cycles began on 1 January each year. For awards made after July 2005 the performance cycle begins on 1 July each year. For the performance cycle 1 January 2004 to 31 December 2006, the peer group consisted of Altria, Anheuser-Busch, Campbell Soup, Carlsberg, Coca-Cola, Colgate-Palmolive, Heineken, Heinz, Inbev, Kelloggs, McDonald’s, Nestlé, PepsiCo, Pernod Ricard, Procter & Gamble, Unilever and Yum! Brands. There were no reserve companies remaining for the 2004 plan.

For performance cycles from 1 January 2005, the peer group consists of Anheuser-Busch, Brown Forman, Cadbury Schweppes, Carlsberg, Coca-Cola, Colgate-Palmolive, Groupe Danone, Heineken, Heinz, Inbev, Nestlé, PepsiCo, Pernod Ricard, Procter & Gamble, SABMiller, Scottish & Newcastle and Unilever. The reserve company is L’Oreal. The peer group against which we measure TSR performance reflects the product and geographic mix of Diageo’s business.

The following table shows the percentage of the award that will normally be released at the end of the performance cycle:

	2005 – 2007 and subsequent performance cycles
Ranking in peer group	1-2	3	4	5	6	7	8	9		10-18
% of award released	150	142	114	94	83	72	61	35	*	nil

*                    For the January 2004 – December 2006 performance cycle the level of vesting is 50% of the initial award.

TSR plan performance   The chart below illustrates Diageo’s historical positioning against the peer group for each performance cycle since the plan was approved by shareholders at the 1998 Annual General Meeting. For performance below the median (position 10 – 18) no shares are released at the end of the performance cycle.

Directors’ remuneration report (continued)

Directors’ interests in TSR plan awards   The following table shows the directors’ interests in the TSR plan. Details of executive share options are shown separately below.

		Interests at		Awards made		Awards released
		30 June 2006		during year		during year			Interests at
		Target	Maximum	Target	Maximum		Price in	30 June	performance
	Date of award	award(a)	award(b)	award(a)	award(b)	Number(c)	pence(d)	2007(e)	cycle(f)
NC Rose	20 Feb 04	106,661	159,991			76,795	1035	—	Jan 04 – Dec 06
	18 Feb 05(g)	72,816	109,224					109,224	Jan 05 – Dec 07
	02 Sep 05	154,237	231,356					231,356	Jul 05 – Jun 08
	19 Sep 06(h)			142,018	213,027			213,027	Jul 06 – Jun 09
		333,714	500,571	142,018	213,027	76,795		553,607
PS Walsh	20 Feb 04	186,377	279,565			134,191	1035	—	Jan 04 – Dec 06
	18 Feb 05(g)	161,234	241,851					241,851	Jan 05 – Dec 07
	02 Sep 05	334,858	502,287					502,287	Jul 05 – Jun 08
	19 Sep 06(h)			308,098	462,147			462,147	Jul 06 – Jun 09
		682,469	1,023,703	308,098	462,147	134,191		1,206,285

Notes

(a)                 This is the number of shares initially awarded. With the exception of the 2004 plan cycle, 35% of this number of shares would be released for achieving position nine in the peer group. No shares would be released for achievement of position 10 or below.

(b)                This number reflects that 150% of the number of shares initially awarded would be released for achieving position one or two in the peer group.

(c)                 The three year performance cycle for the 2004 TSR award ended on 31 December 2006. The number of shares released was 72% of the initial award. This was based on a relative TSR ranking of position seven in the peer group at the end of the performance cycle. Kepler Associates independently verified the TSR increase and ranking. The remuneration committee reviewed and confirmed Diageo’s EPS growth over the performance cycle exceeded the growth in the UK Retail Prices Index (RPI) over the same period and determined this represented an underlying improvement in financial performance that permitted the release of the awards.

(d)                The price on 16 February 2007, the release date. The market price was 728 pence when the award was made on 20 February 2004.

(e)                 The directors’ interests at 13 August 2007 were the same as at 30 June 2007.

(f)                  For the performance cycle ending on 31 December 2007 the remuneration committee will normally approve the release of awards in the February following the end of the performance cycle. For all other awards, the remuneration committee will normally approve their release in the August following the end of the relevant performance cycle.

(g)                 The timing of awards under the TSR plan was aligned with the financial year in 2004. To effect this transition, awards granted on 18 February 2005 were a one-off half size award with a performance cycle that began on 1 January 2005.

(h)                The market price on 19 September 2006, the award date, was 937 pence.

Senior executive share option plan (SESOP)   Options granted under SESOP cannot normally be exercised unless a performance condition is satisfied. The current performance condition is based on the increase in Diageo’s adjusted earnings per share (EPS) measure over a three year period. If the increase in this EPS measure is at least 15 percentage points greater than the increase in the RPI over the same period, then all the options can be exercised. If the increase in this EPS measure is at least 12 percentage points greater than that of the RPI but less than 15 percentage points, half of the options can be exercised. For options granted prior to October 2004, if the options fail either initial performance condition, the three year assessment period will be rolled forward by a year and a re-test carried out at that time. However, the performance condition can only be rolled forward a maximum of three times. For options granted from October 2004, no re-testing is permitted.

The following table shows, for the directors who held office during the year, the number of options held under all executive share option schemes and savings-related schemes.

The mid-market price for ordinary shares at 30 June 2007 was 1037 pence (2006 – 917 pence; 13 August 2007 – 1025 pence). The highest mid-market price during the year was 1094 pence and the lowest mid-market price was 895 pence. ‘Exercisable’ options are those that have vested and can be exercised in the option period; ‘not exercisable’ are those options where the minimum holding period has

Directors’ remuneration report (continued)

not been completed or the performance conditions have not yet been met. The ‘option period’ starts from the earliest month in which the options may be exercised and ends with the month in which the options lapse.

		30 June			Market price	30 June	Option price
		2006	Granted	Exercised	in pence	2007	in pence	Option period
UK options
NC Rose
Exercisable		212,450		(212,450)	986	—	759	Oct 05 – Oct 12
Not exercisable	(a)	274,461				274,461	649	Oct 07 – Oct 13
	(b)	278,465				278,465	707	Oct 07 – Oct 14
	(c)	2,914				2,914	567	Dec 09 – May 10
		262,269				262,269	815	Sep 08 – Sep 15
			243,951			243,951	930	Sep 09 – Sep 16
		1,030,559	243,951	(212,450)		1,062,060
PS Walsh
Exercisable		447,189		(200,000)	966	—	587	Sep 03 – Sep 10
				(125,000)	1048	—	587	Sep 03 – Sep 10
				(50,000)	981	—	587	Sep 03 – Sep 10
				(72,189)	1049	—	587	Sep 03 – Sep 10
		409,389		(109,389)	1091	300,000	687	Sep 04 – Sep 11
		370,553				370,553	759	Oct 05 – Oct 12
		30,487				30,487	615	Mar 06 – Mar 13
Not exercisable	(a)	479,584				479,584	649	Oct 07 – Oct 13
	(b)	493,281				493,281	707	Oct 07 – Oct 14
		455,521				455,521	815	Sep 08 – Sep 15
	(c)	2,465				2,465	653	Dec 10 – May 11
			423,387			423,387	930	Sep 09 – Sep 16
		2,688,469	423,387	(556,578)		2,555,278

Notes

(a)           The performance condition in respect of this SESOP grant was measured after 30 June 2006. The growth in Diageo’s adjusted EPS measure over the three years ended 30 June 2006 did not exceed the performance condition and therefore the options were not exercisable. The grant was eligible for re-testing under the Rules of the Plan and was measured again after 30 June 2007. Growth in Diageo’s adjusted EPS over the three years ended 30 June 2007 exceeded the performance condition (RPI plus 15 percentage points) and these options will become exercisable in full in October 2007. The effect of movements in exchange rates is excluded from the comparison of the group’s EPS performance against the RPI under the SESOP for all current and future grants.

(b)           The performance condition in respect of this SESOP grant was measured after 30 June 2007. The growth in Diageo’s adjusted EPS measure over the three years ended 30 June 2007 exceeded the performance condition (RPI plus 15 percentage points) and these options will become exercisable in full in October 2007.

(c)            Options granted under the UK savings-related share option scheme.

Long term incentive plans and change of control   In the event of a change of control and at the remuneration committee’s discretion, outstanding TSR plan awards would be released and outstanding share options would become exercisable, based on the extent to which the relevant performance conditions had been met since the initial award or grant respectively, and time apportioned to reflect the shortened performance period that had elapsed.

Directors’ remuneration report (continued)

Pension provision

Scheme details   NC Rose and PS Walsh are members of the Diageo Pension Scheme. They currently accrue pension rights at the rate of one-thirtieth of base salary each year. Bonus payments and other benefits are not included in pensionable pay. The pension at normal retirement age (NRA) will not be less than two-thirds of base pay in the 12 months prior to retirement less any pension benefits accrued elsewhere. Subject to the consent of the company, no actuarial reduction is currently applied upon early retirement on or after age 57. Pensions in payment are increased each year in line with increases in the RPI subject to a maximum of 5% per year, and a minimum of 3% per year.

On death in service, a lump sum of four times pensionable salary would become payable, together with a spouse’s pension of two-thirds of the executive director’s prospective pension. Upon death after retirement, a spouse’s pension of two-thirds of the executive director’s pension before commutation is payable.

Employee contributions equal to 2% of base pay were introduced on 1 April 2006, increasing at 2% a year up to 6% of base pay by 1 April 2008.

As a result of changes introduced by the Finance Act 2004 affecting the taxation of pensions from 6 April 2006, executive directors were offered the option of having benefits in excess of their personal lifetime allowance (LTA) provided by an unfunded non-registered arrangement. Both directors have opted to have part of their benefits provided from this unfunded arrangement. Total pension benefits remain subject to the Inland Revenue limits that were in force on 5 April 2006.

Executive directors’ pension benefits   Details of the accrued pension to which each director is entitled had they left service on 30 June 2007 and the transfer value of those accrued pensions are shown in the following table. The accrued pensions shown represent the annual pension to which each executive director would be entitled at NRA. The transfer value is broadly the cost to Diageo if it had to provide the equivalent pension benefit. The transfer values shown in the following table have been calculated in accordance with the Guidance Note published by the Institute and Faculty of Actuaries (GN11).

		Pensionable
	Age at	service at	Accrued	Additional	Accrued	Transfer	Change in	Transfer
	30 June	30 June	pension at	pension	pension at	value at	transfer	value at
	2007 Years	2006 Years	30 June 2006	accrued in the year(a)	30 June 2007(a)(b)	30 June 2006	value during the year(c)	30 June 2007(c)
			£000 pa	£000 pa	£000 pa	£000	£000	£000
NC Rose	49	15	256	36	292	3,120	514	3,634
PS Walsh(a)	52	25	724	(234)	490	10,070	(3,169)	6,901

Notes

(a)              Of the additional pension accrued in the year, the changes attributable to factors other than inflation were an increase of £27,000 pa for NC Rose and a decrease of £260,000 pa for PS Walsh. The decrease in pension for PS Walsh was due to the implementation of a pension sharing order, which reduced his accrued pension as 30 June 2007 from £803,000 pa to £490,000 pa.

(b)             Part of the pension for both NC Rose and PS Walsh is provided from the unfunded non-registered arrangement. As at 30 June 2007, the percentage of pension provided from this arrangement for NC Rose was 72% (2006 – 70%) and for PS Walsh was 9% (2006 – 1%).

Directors’ remuneration report (continued)

(c)              The changes in the transfer values during the year attributable to an additional year’s service was an increase of £256,000 for NC Rose and £503,000 for PS Walsh and for salary increases received during the year, an increase of £197,000 for NC Rose and £649,000 for PS Walsh (PS Walsh’s transfer value at 30 June 2007 was reduced from £11,314,000 to £6,901,000 due to the implementation of the pension sharing order referred to above). The remainder of the change in the transfer values is mainly attributable to changes in market conditions, in particular, interest earned on the transfer value and changes in index-linked gilt markets over the year.

(d)             From 1 April 2006 executive directors were required to pay pension contributions. During the year, NC Rose made pension contributions of £14,950 (2006 – £2,850) and PS Walsh made pension contributions of £25,950 (2006 – £4,950).

Share and other interests

The beneficial interests of the directors in office at 30 June 2007 in the ordinary shares of the company are shown in the table below.

	Ordinary shares
	13 August	30 June	30 June
	2007	2007	2006
Chairman
Lord Blyth	146,559	144,549	127,925
Executive directors
NC Rose	360,524	360,488	294,669
PS Walsh	637,869	637,833	763,037
Non-executive directors
LM Danon	2,000	2,000	2,000
Lord Hollick	5,000	5,000	5,000
Dr FB Humer	3,500	3,500	3,500
M Lilja	4,532	4,532	4,532
WS Shanahan	25,155	25,155	17,155
HT Stitzer	4,403	4,211	2,998
JR Symonds	5,159	5,159	5,000
PA Walker	44,250	44,250	44,250
Total	1,238,951	1,236,677	1,270,066

At 30 June 2007, there were 5,107,079 shares (30 June 2006 – 6,460,442; 13 August 2007 – 5,107,079) held by trusts to satisfy grants made under Diageo incentive plans and savings-related share option schemes, and 109,834 shares and 352,275 shares subject to call options (30 June 2006 – 109,834 and 352,275; 13 August 2007 – 109,834 and 352,275) held by a trust to satisfy grants made under ex-GrandMet incentive plans. NC Rose and PS Walsh are among the potential beneficiaries of these trusts and are deemed to have an interest in all these shares and shares subject to call options.

Performance graph

The graph below shows the total shareholder return for Diageo and the FTSE 100 Index since 30 June 2002 using both spot and 12 month average share prices. The FTSE 100 Index reflects the 100 largest UK quoted companies by market capitalisation and has been chosen because it is a widely recognised performance benchmark for large UK companies. The graph shows that Diageo outperformed the FTSE 100 Index over this period using 12 month average share prices but underperformed on a spot price basis. The former measure is comparable with that used in the TSR plan, which measures TSR against a defined peer group of 17 other companies, over a three year performance period.

Directors’ remuneration report (continued)

Additional information

Emoluments and share interests of senior management   The total emoluments for the year ended 30 June 2007 of the executive directors, the executive committee and the company secretary (together, the senior management) of Diageo comprising base salary, annual performance bonus, share incentive plan and other benefits were £12,260,583. The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £9,295,802. In addition, they were granted 1,596,797 options during the year at a weighted average share price of 932 pence, exercisable by 2017. They were also initially awarded 1,046,343 shares under the TSR plan in September 2006, which will vest in three years subject to the performance tests described above.

At 13 August 2007, the senior management had an aggregate beneficial interest in 2,147,351 ordinary shares in the company and in the following options:

		Weighted
		average
		exercise price
	Number	in pence	Option period
Options over ordinary shares
NC Rose	1,062,060	770	Oct 07 – Sep 16
PS Walsh	2,555,278	756	Sep 04 – Sep 16
Other members of the executive committee and company secretary	5,473,299	711	Sep 00 – Mar 17
	9,090,637

Key management personnel related party transactions   Key management personnel of the group comprises the executive and non-executive directors, the members of the executive committee and the company secretary. As previously disclosed, Lord Hollick, PS Walsh, NC Rose and G Williams have informed the company that they have purchased seasonal developments at Gleneagles from a subsidiary of the company, Gleneagles Resort Developments Limited. The transactions were priced on the same basis as all the external seasonal development transactions and were at arm’s length. The values of the transactions at the date of purchase were as follows: Lord Hollick – £25,000, PS Walsh – £43,000, NC Rose – £11,600 and G Williams – £19,400. Each director continued to hold these seasonal developments at 30 June 2007.

In April 2006, Diageo plc granted rolling indemnities to the directors and the company secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting

Directors’ remuneration report (continued)

as directors or company secretary respectively, of Diageo plc or of one or more of its subsidiaries. The company secretary was also granted a rolling indemnity, uncapped in amount, in relation to certain losses and liabilities which she may incur in the course of acting as a director of one or more subsidiaries of Diageo plc. These indemnities replace those granted previously on similar terms (in May 2003 or, if later, at the date of appointment of the director in question) and continued to be in place at 30 June 2007.

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

Corporate governance report

UK Combined Code on Corporate Governance

Diageo’s board and executive committee are committed to achieving the highest standards of corporate governance, corporate responsibility and risk management in directing and controlling the business. The principal governance rules applying to UK companies listed on the London Stock Exchange are contained in the Combined Code on Corporate Governance adopted by the Financial Reporting Council in July 2003 (the Code). The company has complied with the provisions set out in section 1 of the Code and has done so throughout the year regarding the Code provisions whose requirements are of a continuing nature, and also with the revised Code published in June 2006 (applicable for Diageo’s financial year beginning on 1 July 2007), except that Dr Humer was unable to attend the 2006 Annual General Meeting (a requirement under Code provision D.2.3), due to an important personal commitment that arose just prior to the meeting.

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

The board considers that it is beneficial for the executive directors to hold an external directorship to broaden their experience and normally this would be limited to one company. The chief executive, PS Walsh, holds a UK non-executive directorship in Centrica plc and a US non-executive directorship in FedEx Corporation. The board considers that, given the importance of the United States to the company’s business, the FedEx directorship is of benefit to Mr Walsh in terms of market awareness, US business practices and networking and that the time commitment is not onerous as the meetings can be combined with other business trips to the United States. The biographical details of the directors, together with their committee memberships, are given in ‘Directors and senior management’ above. A summary of the terms and conditions of appointment of the non-executive directors is available on www.diageo.com or on request from the company secretary.

Any new directors are appointed by the board and, in accordance with the company’s articles of association, they must be elected at the next Annual General Meeting (AGM) to continue in office. They must retire, and may stand for re-election by the shareholders, at least every three years. There is a formal induction programme for new directors; they meet with the executive committee members individually and receive orientation training from the relevant senior executive in relation to the group and its business, for example in relation to its assurance processes, environmental policies and social responsibility policies and practices. At board meetings, the directors receive presentations on areas of the business from the regional presidents and function heads and regular updates on changes and developments in the business, legislative and regulatory environments. In addition, the non-executive directors are invited to attend the executive committee members’ senior leadership meetings to gain further insight into different aspects of the business.

Corporate governance report (continued)

The board meets regularly during the year and, in addition, an annual strategy conference is held off-site with the full executive committee for two days, at which the group’s strategy is reviewed in depth. The board receives detailed financial information and regular presentations from executives on Diageo’s business performance. In addition, in advance of each board meeting, the board receives papers about items that require decision and minutes of board committee meetings. This enables the directors to make informed decisions on corporate and business issues under consideration. When directors are unable to attend a meeting, they are advised of the matters to be discussed and given an opportunity to make their views known to the chairman prior to the meeting.

There is a formal schedule of matters reserved to the board for decision to ensure that key policy and strategic decisions are made by the full board. This is reviewed annually and was last revised in September 2004; the review in December 2006 concluded that no revision was necessary. Otherwise, the board has delegated authority for day-to-day management of the group’s affairs to the chief executive, PS Walsh, who is supported by the executive committee. The biographical details of the executive committee’s members are given in ‘Directors and senior management’ above.

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

The board undertakes formal evaluation of its own performance and the board committees assess their respective roles, performance and terms of reference and report accordingly to the board. The board assesses the reviews of each committee. An internally produced questionnaire was used for the performance evaluation process; the board questionnaire included the areas of board responsibility; the structure/composition of the board and its committees and the performance of the committees; the quantity, quality and scope of information provided to the board; the content of board meetings and presentations to meetings; and the openness of communications between the board members and executive management. The board members concluded that appropriate actions had been identified to address areas that could be improved and that overall, the board and its committees continued to operate effectively.

Each director’s performance is evaluated by the chairman based on input from all other directors. An internally produced questionnaire is completed and returned to the chairman, who then meets privately with each director to review their performance. The chairman’s performance is evaluated by the directors, using an internally produced questionnaire which is completed and returned to the senior non-executive director, who discusses the feedback in a meeting with the non-executive directors and then privately with the chairman. A report on the individual performance evaluation process is made to the nomination committee annually. Following the performance evaluation of individual directors, the chairman has confirmed that the non-executive directors standing for re-election at this year’s AGM continue to perform effectively and demonstrate commitment to their roles. It is the board’s intention to continue to review annually its performance and that of its committees and individual directors. A decision is taken each year on the performance evaluation process to be used. In respect of this year’s individual performance evaluation process, the board reviewed the process in August 2006 and concluded that it was effective and that external facilitation was not necessary.

During the year, six scheduled board meetings were held, four in the United Kingdom, one in the United States and one in Russia. The meetings were fully attended, except that Dr Humer was unable to

Corporate governance report (continued)

attend one meeting and HT Stitzer and JR Symonds were each unable to attend two meetings. The non-executive directors meet independently without the chairman present, and also meet with the chairman independently of management, on a regular basis.

The chairman, Lord Blyth, is principally responsible for the effective operation and chairing of the board and for ensuring the information that it receives is sufficient to make informed judgements. He also provides support to the chief executive, particularly in relation to external affairs. He spends between two and three days each week on the company’s affairs and, because of the closer relationship he has with the company as chairman, he is not considered to be an independent director. Lord Blyth’s principal commitments outside Diageo are as a non-executive director of Anixter Inc and a senior adviser to Greenhill & Co, Inc (until 1 May 2007, he was a vice chairman).

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

Audit committee   The audit committee is chaired by JR Symonds and consists of all the independent non-executive directors. The chief financial officer, financial controller, global audit and risk director, director of technical accounting and external auditor are normally invited to attend the meeting. The audit committee is responsible for monitoring and reviewing:

•       the integrity of the financial statements, including a review of the significant financial reporting judgements contained in them;

•       the effectiveness of the group’s internal control and risk management and of control over financial reporting;

•       the effectiveness of the global audit and risk function, including the programme of work undertaken by that function;

•       the group’s policies and practices concerning business conduct and ethics, including whistleblowing;

•       the group’s overall approach to securing compliance with laws, regulations and company policies in areas of risk; and

•       the company’s relationship with the external auditor, including their independence and management’s response to any major external audit recommendations.

For the purposes of the Code and the relevant rule under the US Securities Exchange Act, the board has determined that JR Symonds is independent and may be regarded as an audit committee financial expert.

Audit committee report   The committee met six times during the year and reported its conclusions to the full board. The meetings were fully attended, except that Lord Hollick and Dr Humer were each unable to attend one meeting and HT Stitzer was unable to attend two meetings. At the end of four meetings, the

Corporate governance report (continued)

committee met with the external auditor with no executive or staff member present (except on one occasion when the global audit and risk director was present). The committee also met on three occasions with the global audit and risk director with no executive or staff member present.

During the year, the committee formally reviewed the interim and annual reports and associated interim results and preliminary year-end results announcements, focusing on key areas of judgement and complexity, critical accounting policies and any changes required to those. The committee also reviewed the work of the filings assurance committee described below and external audit findings and was updated on litigation risks by the group’s general counsel.

The committee received detailed presentations from certain senior executives on the management of key risk and control issues in their respective business areas and reviewed the effectiveness and findings from the risk management and internal control processes described below, including review of risk mitigation plans for critical risks (the oversight of Diageo’s primary risks is allocated between the committee, board and executive committee). The committee also reviewed the work of the audit and risk committee described below. To support it in this activity, it had available to it the resources of the global audit and risk function which supports the processes for identifying and assessing the management of significant business risks and conducts internal audits across the whole of the group’s business.

The committee reviewed at each meeting a report in respect of the compliance programme described below, and an update on implementation work to enable the company to comply with section 404 of the US Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act) and related SEC rules (in respect of internal control over financial reporting). Management’s report on the group’s internal control over financial reporting is included below. The committee carried out an annual self-assessment in December 2006 to review its effectiveness and at the same time reviewed and confirmed to the board that no revisions to its terms of reference were recommended.

Monitoring of external auditor   During the year, the audit committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim announcement and its audit of the annual financial statements. As noted above, the committee also met three times with the external auditor alone. The audit committee assessed the ongoing effectiveness of the external auditor and audit process on the basis of meetings and a questionnaire-based internal review with finance, audit and risk staff and other senior executives. In reviewing the independence of the external auditor, the audit committee considered a number of factors. These include: the standing, experience and tenure of the external audit director; the nature and level of services provided by the external auditor; and confirmation from the external auditor that it has complied with relevant UK and US independence standards.

The group has a policy on the use of the external auditor for non-audit services, which is reviewed annually, most recently in June 2007. Under this policy the provision of any service must be approved by the audit committee, unless the proposed service is both expected to cost less than £250,000 and also falls within one of a number of service categories which the audit committee has pre-approved. These pre-approved service categories may be summarised as follows:

•       accounting advice, employee benefit plan audits, and audit or other attest services, not otherwise prohibited;

•       due diligence and other support in respect of acquisitions, disposals, training and other business initiatives; and

•       certain specified tax services, including tax compliance; tax planning and related implementation advice in relation to acquisitions, disposals and other reorganisations.

Corporate governance report (continued)

Nomination committee   Chaired by Lord Blyth, this committee comprises all the independent non-executive directors. The committee is responsible for keeping under review the composition of the board and succession to it and succession planning for senior management positions. It makes recommendations to the board concerning appointments to the board, whether of executive or non-executive directors, having regard to the balance and structure of the board and the required blend of skills and experience. The committee also makes recommendations to the board concerning the re-appointment of any non-executive director at the conclusion of his or her specified term and the re-election of any director by shareholders under the retirement provisions of the company’s articles of association.

The committee met six times during the year. The meetings were fully attended, except that Dr Humer was unable to attend one meeting and HT Stitzer and JR Symonds were each unable to attend two meetings. The committee reviewed its own effectiveness through a self-assessment in December 2006 and at the same time reviewed and confirmed to the board that no revisions to its terms of reference were recommended.

The principal activities of the committee during the year were the consideration of a successor to Lord Blyth as chairman; a review of individual performance; a review of the executive committee structure, membership and succession planning for it; and the consideration of potential non-executive directors. The committee made a recommendation to the board in respect of chairman’s succession and on 19 July 2007 the company announced that Lord Blyth’s term as chairman would be extended for one year and that Dr Humer would succeed Lord Blyth as chairman on 1 July 2008. The discussions on chairman succession were led by Lord Blyth and Lord Hollick and external search consultants assisted with this work. In respect of the executive committee, on 1 February 2007 John Pollaers was appointed president of the newly organised Asia Pacific region.

Remuneration committee   This committee is chaired by Lord Hollick and consists of all the independent non-executive directors. The role of the committee and details of how the company applies the principles of the Code in respect of directors’ remuneration are set out above in the directors’ remuneration report in relation to directors’ remuneration policy and practice.

The chairman and the chief executive may, by invitation, attend remuneration committee meetings, except when their own remuneration is discussed. No director is involved in determining his or her own remuneration. The committee held five meetings during the year. The meetings were fully attended, except that HT Stitzer and JR Symonds were each unable to attend two meetings. The committee reviewed its own effectiveness through a self-assessment in December 2006 and at the same time reviewed and confirmed to the board that no revisions to its terms of reference were recommended.

Executive direction and control

The executive committee, appointed and chaired by the chief executive, consists of the individuals responsible for the key components of the business: North America, Europe, International and Asia Pacific markets, global supply and the global functions. It met eight times during the year, generally for two days, including an off-site executive strategy meeting and the joint annual strategy conference with the board, and spent most of its time discussing strategy, people and performance (including brands). Two of these meetings were held in North America, one in France and the remainder in the United Kingdom. In addition, scheduled interim update meetings were held by teleconference throughout the year. Responsibility and authority (within the financial limits set by the board) are delegated by the chief executive to individual members of the executive committee who are accountable to him for the performance of their business units.

Corporate governance report (continued)

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

Audit and risk committee   Chaired by the chief executive and responsible for overseeing the approach to securing effective internal control and risk management in the group; reviewing and challenging the sources of assurance as to their adequacy; reviewing the effectiveness of the compliance programme; and reporting periodically on the above to the audit committee or to the board.

In addition, the committee is responsible for promoting the culture and processes that support effective compliance with the group’s codes of conduct, business guidelines and marketing practices throughout the business and supports the audit committee, board and executive committee in satisfying their corporate governance responsibilities relating to internal control and risk management within the group.

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

Filings assurance committee   Chaired by the chief financial officer and including the chief executive, this committee is responsible for implementing and monitoring the processes which ensure that the company complies with relevant UK, US and other regulatory reporting and filing provisions, including those imposed by the Sarbanes-Oxley Act or deriving from it.

As at the end of the period covered by this report, the committee carried out an evaluation of the effectiveness of the design and operation of Diageo’s disclosure controls and procedures. These are defined as those controls and procedures designed to ensure that information required to be disclosed in

Corporate governance report (continued)

reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarised and reported within specified time periods. As of the date of the evaluation, the chief executive and the chief financial officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is accumulated and communicated to management, including the company’s principal executive and principal financial officer, to allow timely decisions regarding disclosure.

Internal control and risk management

The group’s aim is to manage risk and to control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunity in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the financial statements were approved and accords with the guidance issued by the Financial Reporting Council in October 2005, ‘Internal Control: Revised Guidance for Directors on the Combined Code’, also known as the Turnbull guidance (as amended by the Flint Review).

All significant business units, groups of business units and the executive committee are required to maintain a process to ensure key risks are identified and managed appropriately. Business unit risk assessments, and the activities planned to manage those risks, are reviewed by relevant executives, for example at periodic business reviews. The executive committee risk assessment, and selected key risk assessments, are reviewed by the audit and risk committee and by the audit committee. In addition, business units are required to self-assess the effectiveness of the design of their internal control framework. Relevant executives review the results of these self-assessments and summary reporting is provided to the audit and risk committee and audit committee. Specific processes are also in place to ensure management maintain adequate internal control over financial reporting, as separately reported on below.

The risk assessment and management processes described above are also applied to major business decisions or initiatives, such as systems implementations. Additional risk management activity is focused directly towards operational risks within the business, including health and safety, product quality and environmental risk management.

The audit and risk committee and the audit committee gain assurance in relation to the effectiveness of internal control and risk management from: summary information in relation to the management of identified risks; detailed review of the effectiveness of management of selected key risks; results of management’s self-assessment process over internal controls; and the independent work of the global audit and risk function, which ensures that the audit committee and management understand the group’s key risks and risk management capability; sets standards on governance and compliance; and provides assurance over the quality of the group’s internal control and management of key risks.

There have been no changes to the group’s internal control over financial reporting during the current year that have materially affected, or are reasonably likely to materially affect, the group’s internal control over financial reporting.

The above risk management processes and systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve the group’s strategic objectives. It should be recognised that such systems can only provide reasonable, not absolute, assurance against material misstatement or loss.

Corporate governance report (continued)

The board acknowledge that they are responsible for the company’s systems of internal control and risk management and for reviewing their effectiveness. They confirm that they have reviewed their effectiveness, based on the procedures described above, during the period.

Compliance programme

Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. The board has a well established compliance programme to support achievement of this commitment. The code of business conduct sets out expectations of Diageo businesses and employees in relation to issues such as conflicts of interest, entertainment and gifts, confidentiality and improper payments, as well as providing the standards against which these expectations are to be met. This code was reviewed during the previous year and a revised code of business conduct was approved by the board in April 2006. The Diageo marketing code establishes the principles that Diageo follows in relation to advertising and promotion of its products.

In addition, Diageo has adopted a code of ethics for senior financial officers in accordance with the requirements of the Sarbanes-Oxley Act (and related SEC rules). The group of senior executives who are subject to this code was extended during the year to include regional presidents and regional finance directors. The full texts of the code of conduct, marketing code and other codes that comprise the compliance programme are available on the company’s website at www.diageo.com.

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

Relations with shareholders

The company values its dialogue with both institutional and private investors. The board’s primary contact with institutional shareholders is through the chief executive and chief financial officer. In April 2007 the company held a two day investor conference in London which was attended by members of the executive committee.

The chief executive and chief financial officer are supported by the investor relations department, who are in regular contact with institutional shareholders and sell side analysts. Coverage of the company by sell side analysts is circulated to the board. The non-executive directors are invited to attend the meetings with analysts and institutional investors which follow the publication of the interim results and preliminary year-end results. The board also ensures that all directors develop an understanding of the views of major institutional shareholders through an independent survey of shareholder opinion which is conducted and reviewed annually. In addition, major shareholders are invited to raise any company matters of interest to them at an annual meeting with the chairman and senior non-executive director. The chief executive and chief financial officer are normally also present and available to take questions and the chairman reports on the meeting to the board.

Corporate governance report (continued)

Diageo produces a short-form annual review, which is sent to all shareholders, and a full Annual Report is available by election or on request. As an alternative to receiving shareholder documents through the post, shareholders may elect to receive e-mail notification that the documents are available to be accessed on the company’s website. Shareholders can also choose to receive e-mail notification when new company information is published on www.diageo.com. The website also provides private shareholders with the facility to check their shareholdings on-line and to send any questions they may have to the company. In addition, presentations made to institutional investors are available on the website.

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

Charitable and political donations

During the year, total charitable donations made by the group were £20.7 million (2006 – £20.4 million). UK group companies made donations of £10.6 million (2006 – £11.8 million) to charitable organisations including £0.5 million (2006 – £0.7 million) to the Diageo Foundation and £6.8 million (2006 – £6.5 million) to the Thalidomide Trust. In the rest of the world, group companies made charitable donations of £10.1 million (2006 – £8.6 million).

The group has not given any money for political purposes in the United Kingdom. The group made no donations to EU political organisations and incurred no EU political expenditure during the year. The group made contributions to non-EU political parties totalling £0.4 million during the year (2006 – £0.3 million).

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

Corporate governance report (continued)

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

In preparing each of the group financial statements, the directors are required to:

•       select suitable accounting policies and then apply them consistently;

•       make judgments and estimates that are reasonable and prudent;

•       for the group financial statements, state whether they have been prepared in accordance with IFRS as endorsed and adopted for use by the EU; and

•       prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

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

In addition the directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

US Sarbanes-Oxley Act of 2002

Diageo has American Depositary Shares listed on the New York Stock Exchange (NYSE) and is subject to the reporting and other requirements of the SEC applicable to foreign private issuers. The company is subject to those provisions of the Sarbanes-Oxley Act and related SEC rules applicable to foreign private issuers.

Management’s report on internal control over financial reporting

Management, under the supervision of the chief executive and chief financial officer, is responsible for establishing and maintaining adequate control over the group’s financial reporting, which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of group financial statements in accordance with IFRS as endorsed and adopted for use by the EU, including the required reconciliations to US GAAP.

Corporate governance report (continued)

Management has assessed the effectiveness of Diageo’s internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the US Securities Exchange Act of 1934) based on the framework in ‘Internal Control – Integrated Framework’, issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as at 30 June 2007, internal control over financial reporting was effective.

KPMG Audit Plc, an independent registered public accounting firm, has audited management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of the group’s internal control over financial reporting, and has issued an unqualified report thereon, which is included on pages 206 and 207 of this document.

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

Basis of regulation   US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company incorporated in the United Kingdom to include in its annual report and accounts a narrative statement of how it has applied the principles of the Code and a statement as to whether or not it has complied with the best practice provisions of the Code throughout the accounting period covered by the annual report and accounts. References to the Code are to the Combined Code on Corporate Governance adopted by the Financial Reporting Council in 2003 and revised in June 2006. It is not mandatory for companies to follow the principles set forth in the Code, and the Code does not require companies to disclose the full range of corporate governance guidelines with which they comply. A company that has not complied with the Code provisions, however, or that complied with only some of the Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. As stated above, Diageo complied throughout the year with the best practice provisions of the Code, except that not all the directors attended the 2006 Annual General Meeting.

Director independence   The Code’s principles recommend that at least half of a company’s board, excluding the chairman, should consist of independent non-executive directors. The NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. Currently, eight of Diageo’s 11 directors are non-executive directors. The NYSE rules set forth five bright-line tests for determining director independence and require in addition that the board of directors ‘affirmatively determines that the director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organisation that has a relationship with the company).’ The Code, which is followed by Diageo, prescribes a more general standard for determining director independence. The Code requires a company’s board to assess director independence by affirmatively concluding that the director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement. Diageo’s board

Corporate governance report (continued)

has determined that, in its judgement, all of the non-executive directors are independent. In doing so, however, the board did not explicitly take into consideration the NYSE’s bright-line tests.

Chairman and chief executive   The Code recommends that the chairman and the chief executive should not be the same individual in order to ensure that there is a clear division of responsibility for running each company’s business. There is no corresponding requirement for US companies. Diageo has a separate chairman and chief executive.

Non-executive director meetings   Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During the year under review, Diageo’s non-executive directors met five times as a group without any executive directors present.

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

Code of ethics   NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Diageo’s board has established a compliance programme to support achievement of its commitment to conducting Diageo’s business responsibly and in accordance with all laws and regulations to which its business activities are subject. Diageo’s code of business conduct sets out expectations of Diageo businesses and employees in relation to issues such as conflicts of interest, competition law, insider trading and corrupt payments as well as illegal acts in general. This code was reviewed during the previous year and a revised code of business conduct was approved by the board in April 2006. A marketing code establishes the principles that Diageo follows in relation to advertising and promotion of its products. In addition, Diageo has adopted a code of ethics for senior financial officers in accordance with the requirements of the Sarbanes-Oxley Act (and related SEC rules). The group of senior executives who are subject to this code was extended during the year to include regional presidents and regional finance directors. The full texts of the code of conduct, marketing code and other codes that comprise the compliance programme are available on the company’s website at www.diageo.com.

Compliance certification   In accordance with rules applicable to both US companies and foreign private issuers, PS Walsh is required to notify the NYSE promptly in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to the company.

Directors’ report

The directors have pleasure in submitting their Annual Report for the year ended 30 June 2007.

Annual General Meeting

The AGM will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 2.30 pm on Tuesday, 16 October 2007.

Dividends

Diageo paid an interim dividend of 12.55 pence per share on 10 April 2007. The directors recommend a final dividend of 20.15 pence per share. Subject to approval by members, the final dividend will be paid on 22 October 2007 to shareholders on the register on 14 September 2007. Payment to US ADR holders will be made on 26 October 2007. A dividend reinvestment plan, which enables ordinary shareholders to invest their dividends in ordinary shares, is available in respect of the final dividend and the plan notice date is 1 October 2007.

Directors

The directors of the company who served during the year are listed under ‘Directors and senior management’ above. M Lilja, NC Rose, and PA Walker retire by rotation at the AGM in accordance with the articles and, being eligible, offer themselves for re-election. JRSymonds, CBE will retire by rotation at the AGM and will not seek a further term on the board. The non-executive directors proposed for re-election do not have service contracts. Further details of directors’ contracts, remuneration and their interests in the shares of the company at 30 June 2007 are given in the directors’ remuneration report above. The company announced on 19 July 2007 that Lord Blyth’s term as chairman has been extended until 30 June 2008, when he will be succeeded by Dr FB Humer.

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

Purchases of own shares

At the 2006 AGM, shareholders gave the company renewed authority to purchase a maximum of 279 million ordinary shares. During the year ended 30 June 2007, the company purchased 150 million ordinary shares (nominal value £43 million), representing approximately 6% of the issued ordinary share capital (excluding treasury shares) at 13 August 2007, for a consideration including expenses of £1,487 million. Of the shares purchased, 120 million were purchased and subsequently cancelled, 21 million were held as treasury shares under the share buyback programme and 9 million were held as treasury shares for the hedging of grants made under employee share plans.

Business review

The review of the business of the company and the description of the principal risks and uncertainties facing the company, prepared in accordance with the Companies Act 1985, comprises the following

Directors’ report (continued)

sections of the Annual Report: the Chief Executive’s review; the Business description and the Business review.

Significant agreements – change of control

The following significant agreements contain certain termination and other rights for our counterparties upon a change of control of the company. Under the agreement governing the company’s 34% investment in Moët Hennessy SNC (‘MH’) and Moët Hennessy International SAS (‘MHI’), if a competitor (as defined therein) directly or indirectly takes control of the company (which, for these purposes, would occur if such competitor acquired more than 34% of the voting rights or equity interests in the company), LVMH Moët Hennessy Louis Vuitton SA (‘LVMH’) may require the company to sell its shares in MH and MHI to LVMH.

The master agreement governing the operation of the group’s regional joint ventures with LVMH states that upon a change in control of the company (being, for these purposes, the acquisition by a third party of 30% or more of the issued share capital having voting rights in the company), LVMH may either appoint and remove the chairman of each joint venture entity governed by such master agreement, who shall be given a casting vote, or require each joint venture entity to be wound up.

Agreements for the distribution of the José Cuervo tequila brands allow Casa Cuervo SA de CV (‘Cuervo’) the right to terminate such agreements upon a change of control of the company, if Cuervo’s advance written consent to the change of control is not obtained.

Other information

Other information relevant to the directors’ report may be found in the following sections of the Annual Report:

Information	Location in Annual Report
Amendment of memorandum and articles of association	Additional information for shareholders – Memorandum and articles of association
Charitable and political donations	Corporate governance report
Corporate citizenship	Corporate governance report
Directors – appointment and powers	Additional information for shareholders – Memorandum and articles of association
Directors’ indemnities and compensation for loss of office	Directors’ remuneration report
Employment policies	Business description – Continuing operations – Employees
Events since 30 June 2007	Financial statements – note 36 Post balance sheet events
Future developments	Business review – Trend information
Purchase of own shares	Business review – Liquidity and capital resources
Research and development	Business description – Continuing operations – Research and development
Share capital – structure, voting and other rights	Additional information for shareholders – Memorandum and articles of association and Share capital
Share capital – employee share plan voting rights	Financial statements – note 33 Employee share compensation
Shareholdings in the company	Additional information for shareholders – Major shareholders
Supplier payment policies and performance	Corporate governance report

Directors’ report (continued)

The directors’ report of Diageo plc for the year ended 30 June 2007 comprises these pages and the sections of the Annual Report referred to under ‘Directors’, ‘Business review’ and ‘Other information’ above, which are incorporated into the directors’ report by reference.

The directors’ report was approved by a duly appointed and authorised committee of the board of directors on 29 August 2007 and signed on its behalf by Susanne Bunn, the company secretary.

Contents – Consolidated financial statements
Year ended 30 June 2007

114	Report of independent registered public accounting firm
115	Consolidated income statement
116	Consolidated statement of recognised income and expense
117	Consolidated balance sheet
118	Consolidated cash flow statement
119	Accounting policies of the group
125	Notes to the consolidated financial statements
205	Principal group companies

Report of independent registered public accounting firm

The Board of Directors and Shareholders of Diageo plc.

We have audited the accompanying consolidated balance sheets of Diageo plc and subsidiaries as of 30 June 2007 and 30 June 2006, and the related consolidated income statements, consolidated statements of recognised income and expense, and consolidated cash flow statements for each of the years in the three year period ended 30 June 2007. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2007 and 30 June 2006 and the results of their operations and their cash flows for each of the years in the three year period ended 30 June 2007 in conformity with International Financial Reporting Standards (IFRS), as adopted by the European Union.

As identified in the accounting policies of the group in the consolidated financial statements, the company has changed its method of accounting for certain financial instruments with effect from 1 July 2005.

IFRS as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 35 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Diageo plc’s internal control over financial reporting as of 30 June 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 29 August 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG Audit Plc

Chartered Accountants

London, England

29 August 2007

Consolidated income statement

		Year ended	Year ended	Year ended
		30 June	30 June	30 June
	Notes	2007	2006	2005
		£ million	£ million	£ million
Sales	2	9,917	9,704	8,968
Excise duties	3	(2,436)	(2,444)	(2,291)
Net sales		7,481	7,260	6,677
Cost of sales	3,5	(3,003)	(2,921)	(2,632)
Gross profit		4,478	4,339	4,045
Marketing expenses	3	(1,162)	(1,127)	(1,013)
Other operating expenses	3,5	(1,157)	(1,168)	(1,301)
Operating profit	2	2,159	2,044	1,731
Sale of General Mills and other businesses	5	(1)	157	214
Interest receivable	6	111	51	121
Interest payable	6	(362)	(244)	(271)
Other finance income	6	55	24	26
Other finance charges	6	(16)	(17)	(17)
Share of associates’ profits after tax	7	149	131	121
Profit before taxation		2,095	2,146	1,925
Taxation	8	(678)	(181)	(599)
Profit from continuing operations		1,417	1,965	1,326
Discontinued operations	9	139	—	73
Profit for the year		1,556	1,965	1,399
Attributable to:
Equity shareholders of the parent company		1,489	1,908	1,344
Minority interests		67	57	55
		1,556	1,965	1,399
Basic earnings per share	10
Continuing operations		50.2p	67.2p	42.8p
Discontinued operations		5.2p	—	2.4p
		55.4p	67.2p	45.2p
Diluted earnings per share	10
Continuing operations		49.9p	66.9p	42.8p
Discontinued operations		5.1p	—	2.4p
		55.0p	66.9p	45.2p
Average shares		2,688m	2,841m	2,972m

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of recognised
income and expense

	Year ended	Year ended	Year ended
	30 June 2007	30 June 2006	30 June 2005
	£ million	£ million	£ million
Exchange differences on translation of foreign operations excluding borrowings	(269)	(76)	116
Exchange differences on borrowings and derivative net investment hedges	199	52
Effective portion of changes in fair value of cash flow hedges
– gains taken to equity	28	39
– transferred to income statement	35	4
Fair value movement on available for sale securities	—	(148)
Actuarial gains/(losses) on post employment plans	328	459	(238)
Tax on items taken directly to equity	(99)	(97)	33
Net income/(expense) recognised directly in equity	222	233	(89)
Profit for the year	1,556	1,965	1,399
Total recognised income and expense for the year	1,778	2,198	1,310
Attributable to:
Equity shareholders of the parent company	1,719	2,146	1,250
Minority interests	59	52	60
Total recognised income and expense for the year	1,778	2,198	1,310

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheet

	Notes	30 June 2007		30 June 2006
		£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	11	4,383		4,534
Property, plant and equipment	12	1,932		1,952
Biological assets	13	12		13
Investments in associates	14	1,436		1,341
Other investments	16	128		69
Other receivables	18	17		12
Other financial assets	21	52		42
Deferred tax assets	25	771		1,113
Post employment benefit assets	4	38		14
			8,769		9,090
Current assets
Inventories	17	2,465		2,386
Trade and other receivables	18	1,759		1,681
Other financial assets	21	78		71
Cash and cash equivalents	19	885		699
			5,187		4,837
Total assets			13,956		13,927
Current liabilities
Borrowings and bank overdrafts	20	(1,535)		(759)
Other financial liabilities	21	(43)		(36)
Trade and other payables	23	(1,888)		(1,803)
Corporate tax payable	8	(673)		(681)
Provisions	24	(60)		(56)
			(4,199)		(3,335)
Non-current liabilities
Borrowings	20	(4,132)		(4,001)
Other financial liabilities	21	(104)		(78)
Other payables	23	(38)		(37)
Provisions	24	(274)		(306)
Deferred tax liabilities	25	(582)		(674)
Post employment benefit liabilities	4	(457)		(815)
			(5,587)		(5,911)
Total liabilities			(9,786)		(9,246)
Net assets			4,170		4,681
Equity
Called up share capital		848		883
Share premium		1,341		1,340
Other reserves		3,186		3,168
Retained deficit		(1,403)		(889)
Equity attributable to equity shareholders of the parent company			3,972		4,502
Minority interests			198		179
Total equity	26		4,170		4,681

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved by a duly appointed and authorised committee of the board of directors on 29 August 2007 and were signed on its behalf by PS Walsh and NC Rose, directors.

Consolidated cash flow statement

	Notes	Year ended 30 June 2007		Year ended 30 June 2006		Year ended 30 June 2005
		£ million	£ million	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year		1,556		1,965		1,399
Discontinued operations		(139)		—		(73)
Taxation		678		181		599
Share of associates’ profits after tax		(149)		(131)		(121)
Net interest and other net finance income		212		186		141
Losses/(gains) on disposal of businesses		1		(157)		(214)
Depreciation and amortisation		210		214		241
Movements in working capital		(180)		(192)		89
Dividend income and other items	27	83		133		212
Cash generated from operations			2,272		2,199		2,273
Interest received			42		64		146
Interest paid			(279)		(235)		(325)
Dividends paid to equity minority interests			(41)		(40)		(49)
Taxation paid			(368)		(393)		(320)
Net cash from operating activities			1,626		1,595		1,725
Cash flows from investing activities
Disposal of property, plant and equipment		69		16		18
Purchase of property, plant and equipment		(274)		(257)		(294)
Net (purchase)/disposal of other investments		(6)		7		(6)
Payment into escrow in respect of the UK pension fund		(50)		—		—
Disposal of businesses	28	4		772		1,194
Purchase of businesses	29	(70)		(209)		(258)
Net cash (outflow)/inflow from investing activities			(327)		329		654
Cash flows from financing activities
Proceeds from issue of share capital		1		3		6
Net purchase of own shares for share schemes		(25)		(32)		(29)
Own shares repurchased		(1,405)		(1,407)		(710)
Net increase/(decrease) in loans		1,226		309		(379)
Redemption of guaranteed preferred securities		—		—		(302)
Equity dividends paid		(858)		(864)		(849)
Net cash used in financing activities			(1,061)		(1,991)		(2,263)
Net increase/(decrease) in net cash and cash equivalents			238		(67)		116
Exchange differences			(50)		(11)		(55)
Net cash and cash equivalents at beginning of the year			651		729		668
Net cash and cash equivalents at end of the year			839		651		729
Net cash and cash equivalents consist of:
Cash and cash equivalents	19		885		699		787
Bank overdrafts	20		(46)		(48)		(58)
			839		651		729

The accompanying notes are an integral part of these consolidated financial statements.

Accounting policies of the group

Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as endorsed and adopted for use in the European Union (IFRS). The consolidated financial statements are prepared on a going concern basis under the historical cost convention, except that biological assets and certain financial instruments are stated at their fair value.

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

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgement, are set out with related disclosures in ‘Critical accounting policies’ in the Business review section of this Annual Report.

Business combinations

The consolidated financial statements include the results of the company and its subsidiaries together with the group’s attributable share of the results of associates and joint ventures. The results of subsidiaries sold or acquired are included in the income statement up to, or from, the date that control passes.

On the acquisition of a business, or of an interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets including identifiable intangible assets acquired. Adjustments to fair values include those made to bring accounting policies into line with those of the group.

Sales

Sales comprise revenue from the sale of goods, royalties receivable and rents receivable. Revenue from the sale of goods includes excise and import duties which the group pays as principal but excludes amounts collected on behalf of third parties, such as value added tax. Sales are recognised depending upon individual customer terms at the time of despatch, delivery or some other specified point when the risk of loss transfers. Provision is made for returns where appropriate. Sales are stated net of price discounts, allowances for customer loyalty and certain promotional activities and similar items.

Advertising

Advertising production costs are charged in the income statement when the advertisement is first shown to the public.

Research and development

Research expenditure in respect of new drinks products and package design is written off in the period in which it is incurred. Any subsequent development expenditure in the period leading up to product launch that meets the recognition criteria set out in the relevant standard is capitalised. If capitalised, any intangible asset is amortised on a straight-line basis over the period of the expected benefit.

Share-based payments – employee benefits

The fair value of equity-settled share options granted is initially measured at grant date based on the binomial or Monte Carlo models and is charged in the income statement over the vesting period. Shares of

Accounting policies of the group (continued)

Diageo plc held by the company for the purpose of fulfilling obligations in respect of various employee share plans around the group are deducted from equity in the consolidated balance sheet. Any surplus or deficit arising on the sale of the Diageo plc shares held by the group is included as an adjustment to reserves.

Pensions and other post employment benefits

The group’s principal pension funds are defined benefit plans. In addition the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded defined benefit post employment liabilities. For defined benefit plans, the amount charged in the income statement is the cost of accruing pension benefits promised to employees over the year, plus any fully vested benefit improvements granted to members by the group during the year. It also includes a credit equivalent to the group’s expected return on the pension plans’ assets over the year, offset by a charge equal to the expected increase in the plans’ liabilities over the year. The difference between the fair value of the plans’ assets and the present value of the plans’ liabilities is disclosed as an asset or liability on the consolidated balance sheet. Any differences between the expected return on assets and that actually achieved, and any changes in the liabilities over the year due to changes in assumptions or experience within the plans, are recognised in the statement of recognised income and expense.

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

Foreign currencies

Items included in the financial statements of the group’s subsidiaries, associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in sterling, which is the functional currency of the parent company.

The income statements and cash flows of overseas entities are translated into sterling at weighted average rates of exchange, other than substantial transactions that are translated at the rate on the date of the transaction. The adjustment to closing rates is taken to reserves.

Balance sheets are translated at closing rates. Exchange differences arising on the re-translation at closing rates of the opening balance sheets of overseas entities are taken to reserves, as are exchange differences arising on related foreign currency borrowings and financial instruments designated as net investment hedges, to the extent that they are effective. Tax charges and credits arising on such items are also taken to reserves. Other exchange differences are taken to the income statement.

The results, assets and liabilities of operations in hyper-inflationary economies are adjusted to reflect the changes in the purchasing power of the local market currency of the entity.

Accounting policies of the group (continued)

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

Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised. Intangible assets that are regarded as having limited useful economic lives are amortised on a straight-line basis over those lives. Assets with indefinite lives are reviewed for impairment annually and other assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. To ensure that goodwill and intangible assets are not carried at above their recoverable amounts, impairment reviews are carried out comparing the net carrying value with the recoverable amount, where the recoverable amount is the higher of value in use or fair value less cost to sell. Amortisation and any impairment write downs are charged in the income statement.

Computer software is amortised on a straight-line basis to estimated residual value over its expected useful life, expected to be up to five years. Residual values and useful lives are reviewed each year.

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

Accounting policies of the group (continued)

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

Financial assets

Trade receivables   Trade receivables are non-interest bearing and are stated at their nominal amount that is usually the original invoiced amount less provisions made for bad and doubtful receivables. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Individual trade receivables are written off when management deems them not to be collectable.

Cash and cash equivalents   Cash and cash equivalents comprise cash in hand and deposits which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less at acquisition, including money market deposits, commercial paper and investments.

Financial liabilities

Borrowings   Borrowings are initially measured at cost (which is equal to fair value at inception), and are subsequently measured at amortised cost using the effective interest rate method. Any difference between the proceeds, net of transaction costs, and the settlement or redemption of borrowings is recognised over the term of the borrowings using the effective interest rate method. The fair value adjustments for all loans designated as hedged items in a fair value hedge are shown separately as a net figure.

Trade payables   Trade payables are non-interest bearing and are stated at their nominal value.

Derivative financial instruments

The group uses derivative financial instruments to hedge its exposures to fluctuations in interest and exchange rates. The derivative instruments used by Diageo consist mainly of currency forwards, foreign currency swaps, interest rate swaps and cross currency interest rate swaps.

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

Accounting policies of the group (continued)

The purpose of hedge accounting is to mitigate the impact of potential volatility in the income statement of the group of changes in exchange or interest rates or commodity prices, by matching the impact of the hedged item and the hedging instrument in the income statement. To qualify for hedge accounting, the hedging relationship must meet several conditions with respect to documentation, probability of occurrence, hedge effectiveness and reliability of measurement. At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. The group also documents its assessment, both at the hedge inception and on a quarterly basis, as to whether the derivatives that are used in hedging transactions have been, and are likely to continue to be, effective in offsetting changes in fair value or cash flows of hedged items.

Diageo designates derivatives which qualify as hedges for accounting purposes as either: (a) a hedge of the fair value of a recognised asset or liability (fair value hedge); (b) a hedge of a forecast transaction or the cash flow risk from a change in interest rates or exchange rates (cash flow hedge); or (c) a hedge of a net investment in foreign operations.

The method of recognising the resulting gains or losses from movements in fair values is dependent on whether the derivative contract is designated to hedge a specific risk and qualifies for hedge accounting.

Derivative financial instruments are used to manage the currency and/or interest rate risks to which the fair value of certain assets and liabilities are exposed. From 1 July 2005, changes in the fair value of derivatives that are fair value hedges are recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability that is attributable to the hedged risk. If such a hedge relationship is de-designated, fair value movements on the derivative continue to be taken to the income statement while any fair value adjustments made to the underlying hedged item to that date are amortised through the income statement over its remaining life.

Derivative financial instruments are used to hedge the currency risk of highly probable future foreign currency cash flows, as well as the cash flow risk from changes in interest rates and exchange rates. From 1 July 2005, the effective part of the changes in fair value of cash flow hedges is recognised in the statement of recognised income and expense, while any ineffective part is recognised immediately in the income statement. Amounts recorded in the statement of recognised income and expense are transferred to the income statement in the same period in which the underlying interest or foreign exchange exposure affects the income statement.

Net investment hedges take the form of either foreign currency borrowings or derivatives. All foreign exchange gains or losses arising on translation of net investments are recorded in the statement of recognised income and expense and included in cumulative translation differences. Liabilities used as hedging instruments in a net investment hedge are revalued at closing exchange rates. The resulting gains or losses are taken to the statement of recognised income and expense to the extent that they are effective, with any ineffectiveness recognised in the income statement. Foreign exchange contracts hedging net investments in overseas businesses are revalued at fair value. Effective fair value movements are taken to the statement of recognised income and expense, with any ineffectiveness recognised in the income statement.

Year ended 30 June 2005   Financial instruments in the year ended 30 June 2005 remain recorded in accordance with the previous UK GAAP accounting policies as follows.

Accounting policies of the group (continued)

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

Taxation

Current tax payable is based on taxable profit for the year. This requires an estimation of the current tax liability together with an assessment of the temporary differences which arise as a consequence of different accounting and tax treatments.

Full provision for deferred tax is made for temporary differences between the carrying value of assets and liabilities in the consolidated financial statements and their tax bases. The amount of deferred tax reflects the expected recoverable amount and is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets are not recognised where it is more likely than not that the asset will not be realised in the future. No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where the group is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance.

Tax benefits are not recognised unless it is probable that the tax positions are sustainable. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. Any interest and penalties on tax liabilities are provided for in the tax charge.

Discontinued operations

Disposal groups are classified as discontinued operations where they represent a major line of business or geographical area of operations.

Notes to the consolidated financial statements

1                    New accounting policies

The following interpretations, issued by the International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no significant impact on its consolidated results or financial position:

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

IFRIC 7 – Applying the restatement approach under IAS 29 – Financial reporting in hyperinflationary economies (effective for annual periods beginning on or after 1 March 2006).

IFRIC 8 – Scope of IFRS 2 – Accounting for share-based payments (effective for annual periods beginning on or after 1 May 2006).

IFRIC 9 – Reassessment of embedded derivatives (effective for annual periods beginning on or after 1 June 2006).

In August 2005, the International Accounting Standards Board (IASB) issued IFRS 7 – Financial instruments: disclosures, which contained new regulations concerning the disclosure of financial instruments. IFRS 7 replaces the disclosure regulations of IAS 32 – Financial instruments: disclosure and presentation and must be applied to reporting periods that commence on or after 1 January 2007. Diageo adopted IFRS 7 early in its 2006 financial statements and applied the exemptions under IFRS 1, IFRS 7 and IAS 32 not to restate comparative information in respect of IFRS 7, IAS 32 and IAS 39 – Financial instruments: recognition and measurement. As a consequence, financial instruments are included in the 2005 comparative information in accordance with UK GAAP, whereas they are accounted for in accordance with IAS 39 in the 2006 and 2007 results. In accordance with the transitional provisions of IFRS, this was treated as a change in accounting policy. The accounting policies for financial instruments under IAS 39 and, for the year ended 30 June 2005, under UK GAAP are detailed in ‘Accounting policies of the group’. The adjustments made to net assets as a result of adopting IAS 39 on 1 July 2005 are detailed in note 34. If the group had not taken this exemption, a number of financial instruments would have been recognised or revalued in the opening balance sheet at 1 July 2004 and accounted for under IAS 39 during the year ended 30 June 2005.

The following standards and interpretations, issued by the IASB or IFRIC, have not yet been adopted by the group:

Amendment to IAS 1 – Presentation of financial statements: capital disclosures (effective for annual periods beginning on or after 1 January 2007).

Amendment to IAS 23 – Borrowing costs (effective for annual periods beginning on or after 1 January 2009).

IFRS 8 – Operating segments (effective for annual periods beginning on or after 1 January 2009).

IFRIC 11 – Group and treasury share transactions (effective for annual periods beginning on or after 1 March 2007).

Notes to the consolidated financial statements (continued)

1                    New accounting policies (continued)

IFRIC 12 – Service concession arrangements (effective for annual periods beginning on or after 1 January 2008).

IFRIC 13 – Customer loyalty programmes (effective for annual periods beginning on or after 1 July 2008).

IFRIC 14 – IAS 19: The limit on a defined benefit asset, minimum funding requirements and their interaction (effective for annual periods beginning on or after 1 January 2008).

The amendment to IAS 1 requires additional disclosures on the objectives, policies and processes for managing capital. Appropriate additional disclosures will be included in the 2008 Annual Report.

The amendment to IAS 23 generally eliminates the option to expense borrowing costs attributable to the acquisition, construction or production of a qualifying asset as incurred, and instead requires the capitalisation of such borrowing costs as part of the cost of specific assets. The group is currently assessing the impact of the amendment on the results and net assets of the group.

IFRS 8 contains requirements for the disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. The standard is concerned only with disclosure and replaces IAS 14 – Segment reporting. The group is currently assessing the impact this standard would have on the presentation of its consolidated results.

The group does not currently believe the adoption of the interpretations would have a material impact on the consolidated results or financial position of the group reported in these financial statements.

2                    Segmental information

Continuing operations   Diageo is an international manufacturer and distributor of premium drinks. The group produces, markets and distributes a wide range of premium brands, including Smirnoff vodka, Johnnie Walker scotch whiskies, Guinness stout, Baileys Original Irish Cream liqueur, Captain Morgan rum, JeB scotch whisky and Tanqueray gin. In addition, Diageo also owns the distribution rights for the José Cuervo tequila brands in the United States and other countries.

Diageo also owns a number of investments in unconsolidated associates, the principal investment being a 34% interest in Moët Hennessy, the spirits and wines subsidiary of LVMH Moët Hennessy – Louis Vuitton SA. Moët Hennessy is based in France and is a leading producer and exporter of champagne and cognac.

Following the reorganisation in January 2007 of the way in which the business is managed, continuing operations now comprise the following segments: Diageo North America (United States and Canada), Diageo Europe (all European countries and territories including Russia), Diageo International (Africa, Latin America, Caribbean, Global Travel and Middle East), Diageo Asia Pacific (Greater China, India, Japan, Korea, South East Asia and Australia), Moët Hennessy and Corporate and other. The comparative information for prior years has been restated to reflect the current organisation.

Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information system, service centre, facilities and employee costs that are not directly allocated to the geographical operating units. They also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of

Notes to the consolidated financial statements (continued)

2                    Segmental information (continued)

premium drinks, exchange movements on short term intercompany balances and the results of Gleneagles Hotel.

Discontinued operations   Included within discontinued operations are transactions relating to the disposal of the group’s quick service restaurants business (Burger King, sold on 13 December 2002), and to the disposal of the group’s packaged food business (Pillsbury, sold on 31 October 2001).

In the year ended 30 June 2007, a tax benefit of £82 million arose from the recognition of capital losses arising on the prior year disposals of the Pillsbury and Burger King businesses. In addition, a tax credit of £57 million arose following resolution with tax authorities of various audit issues (2005 – £20 million tax credit in respect of the Pillsbury disposal).

In the year ended 30 June 2005, a gain of £53 million arose from the release of provisions held by Diageo as a result of the refinancing of Burger King on a stand-alone basis. In connection with the disposal of Burger King, Diageo guaranteed up to $850 million (£459 million) of Burger King’s external borrowings. On 13 July 2005, Burger King refinanced its external borrowings on a stand-alone basis, releasing Diageo from its obligations under guarantees relating to that debt, and repaid in full the subordinated debt and associated interest owed to Diageo.

Notes to the consolidated financial statements (continued)

2                    Segmental information (continued)

(i)   Segmental information – Continuing operations

	North		Inter-	Asia	Moët	Corporate
	America	Europe	national	Pacific	Hennessy	and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2007
Sales	2,915	3,765	2,031	1,131	—	75	9,917
Operating profit/(loss) before exceptional items	850	723	499	196	—	(149)	2,119
Exceptional items credited to operating profit	—	—	—	—	—	40	40
Operating profit/(loss)	850	723	499	196	—	(109)	2,159
Sale of investments and businesses	—	—	1	—	—	(2)	(1)
Share of associates’ profits after tax	—	5	7	1	136	—	149
Profit/(loss) before interest, net finance income and tax	850	728	507	197	136	(111)	2,307
Depreciation	(30)	(83)	(39)	(23)	—	(6)	(181)
Intangible asset amortisation	(7)	(15)	(1)	(3)	—	(3)	(29)
Capital expenditure on segment assets	19	63	53	20	—	170	325
Segment assets	832	1,041	789	369	—	312	3,343
Investments in associates	10	22	19	37	1,348	—	1,436
Unallocated assets	—	—	—	—	—	9,177	9,177
Total assets	842	1,063	808	406	1,348	9,489	13,956
Segment liabilities	262	616	244	130	—	425	1,677
Unallocated liabilities	—	—	—	—	—	8,109	8,109
Total liabilities	262	616	244	130	—	8,534	9,786
2006
Sales	2,968	3,834	1,784	1,042	—	76	9,704
Operating profit/(loss)	829	737	445	199	—	(166)	2,044
Sale of investments and businesses	—	1	—	—	—	156	157
Share of associates’ profits after tax	—	5	4	—	122	—	131
Profit/(loss) before interest, net finance income and tax	829	743	449	199	122	(10)	2,332
Depreciation	(31)	(85)	(48)	(17)	—	(5)	(186)
Intangible asset amortisation	(8)	(14)	(1)	(3)	—	(2)	(28)
Capital expenditure on segment assets	28	246	61	17	—	111	463
Segment assets	872	1,171	770	350	—	238	3,401
Investments in associates	—	19	19	—	1,303	—	1,341
Unallocated assets	—	—	—	—	—	9,185	9,185
Total assets	872	1,190	789	350	1,303	9,423	13,927
Segment liabilities	260	628	218	118	—	440	1,664
Unallocated liabilities	—	—	—	—	—	7,582	7,582
Total liabilities	260	628	218	118	—	8,022	9,246

Notes to the consolidated financial statements (continued)

(i)   Segmental information – Continuing operations (continued)

	North		Inter-	Asia	Moët	Corporate
	America	Europe	national	Pacific	Hennessy	and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2005
Sales	2,622	3,860	1,552	872	—	62	8,968
Operating profit/(loss) before exceptional items	779	702	427	188	—	(164)	1,932
Exceptional items (charged)/credited to operating profit	(30)	(26)	4	—	—	(149)	(201)
Operating profit/(loss)	749	676	431	188	—	(313)	1,731
Sale of investments and businesses	2	(8)	—	(1)	—	221	214
Share of associates’ profits after tax	—	3	5	—	113	—	121
Profit/(loss) before interest, net finance income and tax	751	671	436	187	113	(92)	2,066
Depreciation	(44)	(79)	(34)	(15)	—	(6)	(178)
Exceptional accelerated depreciation	—	(29)	—	—	—	—	(29)
Intangible asset amortisation	(7)	(16)	(3)	(3)	—	—	(29)
Goodwill impairment charge	—	(5)	—	—	—	—	(5)
Capital expenditure on segment assets	136	140	93	24	—	123	516
Segment assets	872	1,055	779	324	—	373	3,403
Investments in associates	—	19	22	—	1,220	—	1,261
Unallocated assets	—	—	—	—	—	9,257	9,257
Total assets	872	1,074	801	324	1,220	9,630	13,921
Segment liabilities	257	660	240	103	—	502	1,762
Unallocated liabilities	—	—	—	—	—	7,533	7,533
Total liabilities	257	660	240	103	—	8,035	9,295

(a)           The segmental analysis of sales and operating profit/(loss) is based on the location of the third party customers.

(b)          The group interest expense is managed centrally and is not attributable to individual activities.

(c)           Segmental information for the ‘Corporate and other’ segment, which includes unallocated assets and liabilities, is as follows:

•       Sales, operating profit/(loss), profit/(loss) before interest, net finance income and tax, depreciation and amortisation comprise central items not readily allocable to the group’s operating segments.

•       The operating loss of £109 million (2006 – £166 million; 2005 – £313 million) includes an exceptional credit of £40 million in respect of the sale of the site of the former brewery at Park Royal (2006 – £nil; 2005 – exceptional charge of £149 million in respect of the commitment for payments to the Thalidomide Trust).

•       The loss on sale of investments and businesses of £2 million (2006 – gain of £156 million; 2005 – gain of £221 million) includes £nil (2006 – £151 million; 2005 – £221 million) from the sale of General Mills shares.

Notes to the consolidated financial statements (continued)

(i)   Segmental information – Continuing operations (continued)

•       Capital expenditure on segment assets of £170 million (2006 – £111 million; 2005 – £123 million) includes expenditure on intangible assets and property, plant and equipment of £138 million (2006 – £109 million; 2005 – £117 million) in respect of unallocated assets relating to the worldwide supply of product which is not readily allocable to the group’s operating segments.

•       Segment assets of £312 million (2006 – £238 million; 2005 – £373 million) comprise: property, plant and equipment of £80 million (2006 – £64 million; 2005 – £108 million); inventories of £61 million (2006 – £15 million; 2005 – £nil); and other assets of £171 million (2006 – £159 million; 2005 – £265 million).

•       Unallocated assets of £9,177 million (2006 – £9,185 million; 2005 – £9,257 million) comprise: brands of £4,085 million (2006 – £4,283 million; 2005 – £4,176 million); property, plant and equipment of £1,144 million (2006 – £1,114 million; 2005 – £1,149 million); the net investment in General Mills of £nil (2006 – £nil; 2005 – £508 million); maturing inventories of £1,582 million (2006 – £1,483 million; 2005 – £1,410 million); cash and cash equivalents of £885 million (2006 – £699 million; 2005 – £787 million); and other assets of £1,481 million (2006 – £1,606 million; 2005 – £1,227 million). Brands that are capitalised in the balance sheet are sold throughout the world and are not readily allocable to North America, Europe, International and Asia Pacific. Property, plant and equipment, maturing inventories and other assets classified as unallocated are principally located in Scotland and are not readily allocable to the group’s operating segments.

•       Segment liabilities of £425 million (2006 – £440 million; 2005 – £502 million) comprise trade and other payables of £258 million (2006 – £270 million; 2005 – £320 million) and provisions of £167 million (2006 – £170 million; 2005 – £182 million).

•       Unallocated liabilities of £8,109 million (2006 – £7,582 million; 2005 – £7,533 million) comprise: external borrowings of £5,667 million (2006 – £4,760 million; 2005 – £4,546 million); corporate tax payable of £673 million (2006 – £681 million; 2005 – £777 million); post employment benefit liabilities of £457 million (2006 – £815 million; 2005 – £1,306 million); and other liabilities of £1,312 million (2006 – £1,326 million; 2005 – £904 million).

(d)          The weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.93 (2006 – £1 = $1.78; 2005 – £1 = $1.86) and euro – £1 = €1.48 (2006 – £1 = €1.46; 2005 – £1 = €1.46). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $2.01 (2006 – £1 = $1.85; 2005 – £1 = $1.79) and euro – £1 = €1.48 (2006 – £1 = €1.45; 2005 – £1 = €1.48). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

Notes to the consolidated financial statements (continued)

(ii)   Geographical information

	Great	Rest of	North	Asia	Latin	Rest of
	Britain	Europe	America	Pacific	America	World	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2007
Sales	1,470	2,442	2,958	1,179	813	1,055	9,917
Long-lived assets	2,070	614	2,551	675	54	363	6,327
Segment assets	468	895	813	371	182	614	3,343
Capital expenditure on segment assets	131	53	59	22	9	51	325
2006
Sales	1,549	2,428	2,999	1,085	671	972	9,704
Long-lived assets	1,975	652	2,782	704	54	332	6,499
Segment assets	711	775	807	347	168	593	3,401
Capital expenditure on segment assets	70	247	64	17	13	52	463
2005
Sales	1,553	2,421	2,658	918	564	854	8,968
Long-lived assets	1,784	661	2,838	690	51	318	6,342
Segment assets	723	642	987	324	144	583	3,403
Capital expenditure on segment assets	83	152	158	24	8	91	516

(a)           The geographical analysis of sales is based on the location of the third party customers and an allocation of certain corporate items. Certain businesses, for internal management purposes, have been reported within the appropriate region in the geographical analysis above. Corporate sales of £75 million (2006 – £76 million; 2005 – £62 million) are included in Great Britain.

(b)          Long-lived assets comprise intangible assets and property, plant and equipment after amortisation and depreciation, respectively, and biological assets. Brands are included at net book value in the geographical regions in which the brands originated.

(c)           The geographical analysis of segment assets and related capital expenditure is based on the geographical location of the assets and excludes investments in associates and assets and capital expenditure which are not readily allocable to the group’s operating segments.

(d)          Exports from the United Kingdom were £2,316 million (2006 – £1,952 million; 2005 – £1,898 million).

Notes to the consolidated financial statements (continued)

3                    Operating costs

	2007	2006	2005
	£ million	£ million	£ million
Excise duties	2,436	2,444	2,291
Cost of sales	3,003	2,921	2,632
Marketing expenses	1,162	1,127	1,013
Other operating expenses	1,157	1,168	1,301
	7,758	7,660	7,237
Comprising:
Excise duties – United States	443	457	428
– Other	1,993	1,987	1,863
Change in inventories	(65)	(6)	(84)
Raw materials and consumables	1,692	1,729	1,545
Advertising, marketing and promotion	1,162	1,127	1,013
Other external charges	1,345	1,225	1,306
Staff costs (note 4)	993	952	884
Depreciation and other amounts written off non-current assets	210	214	241
(Gains)/losses on disposal of property	(62)	4	(7)
Net foreign exchange losses/(gains)	55	(22)	53
Other operating income	(8)	(7)	(5)
	7,758	7,660	7,237

(a)          Other external charges   Other external charges include operating lease rentals for plant and equipment of £7 million (2006 – £5 million; 2005 – £6 million), other operating lease rentals (mainly properties) of £58 million (2006 – £64 million; 2005 – £70 million), research and development expenditure of £17 million (2006 – £18 million; 2005 – £16 million), and maintenance and repairs of £53 million (2006 – £45 million; 2005 – £51 million).

(b)          Exceptional operating costs   In the year ended 30 June 2007, gains on disposal of property of £62 million include an exceptional operating gain of £40 million in respect of the sale of the site of the former brewery at Park Royal. There were no exceptional operating items in the year ended 30 June 2006. Exceptional operating costs for continuing operations in the year ended 30 June 2005 amounted to £201 million as follows: other external charges £172 million; staff costs £5 million, and amounts written off assets £31 million, offset by £7 million gains on disposal of property.

(c)           Auditor fees   The fees of the principal auditor of the group, KPMG Audit Plc, and its affiliates were as follows:

	United	Rest of
	Kingdom	World	2007	2006	2005
	£ million	£ million	£ million	£ million	£ million
Audit of these financial statements	0.8	—	0.8	0.9	0.8
Audit of financial statements of subsidiaries pursuant to legislation	1.4	2.8	4.2	2.9	2.9
Other services pursuant to such legislation	1.7	0.8	2.5	3.2	1.8
Other services relevant to taxation	0.2	0.8	1.0	1.4	1.4
All other services	0.6	0.5	1.1	0.3	0.2
	4.7	4.9	9.6	8.7	7.1

Notes to the consolidated financial statements (continued)

3                    Operating costs (continued)

For the year ended 30 June 2007, other services pursuant to such legislation relate principally to reporting required under section 404 of US Sarbanes-Oxley Act (2006 – principally to advisory services in respect of Diageo’s preparedness for Sarbanes-Oxley Act section 404). Other services relevant to taxation comprise principally tax compliance services and tax advice. All other services relate principally to advisory services in respect of due diligence, services in relation to acquisitions and disposals, and audit services in respect of employee pension funds and benefit plans of £0.3 million (2006 – £0.3 million; 2005 – £0.2 million).

Under SEC regulations, the auditor fees of £9.6 million (2006 – £8.7 million; 2005 – £7.1 million) are required to be presented as follows: audit £7.1 million (2006 – £4.4 million; 2005 – £4.1 million); other audit-related £1.1 million (2006 – £2.6 million; 2005 – £1.6 million); tax £1.0 million (2006 – £1.4 million; 2005 – £1.4 million); and all other fees £0.4 million (2006 – £0.3 million; 2005 – £nil).

In addition to the amounts above, £0.1 million (2006 – £0.3 million; 2005 – £0.2 million) was charged in relation to the audit by firms other than KPMG.

4                    Employees

	2007	2006	2005
Average number of employees
Full time	22,086	21,972	22,333
Part time	434	647	633
	22,520	22,619	22,966

	2007	2006	2005
	£ million	£ million	£ million
Aggregate remuneration
Wages and salaries	796	761	708
Share-based incentive plans	25	26	28
Employer’s social security	68	59	59
Employer’s pension	97	99	84
Other post employment	7	7	5
	993	952	884

Of the charge to the consolidated income statement for the year ended 30 June 2007: in respect of post employment benefits, £43 million (2006 – £45 million; 2005 – £41 million) has been included in cost of sales and £61 million (2006 – £61 million; 2005 – £48 million) has been included in other operating expenses; and in respect of share-based incentive plans, £5 million (2006 – £5 million; 2005 – £6 million) has been included in cost of sales and £20 million (2006 – £21 million; 2005 – £22 million) has been included in other operating expenses.

Retirement benefits   The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices.

The larger plans are generally of the defined benefit type and are funded by payments to separately administered funds or insurance companies. The principal plans are in the United Kingdom, Ireland, United States and Canada. All valuations were performed by independent actuaries using the projected unit method to determine pension costs. The most recent full valuations of the significant defined benefit pension plans were carried out as follows: United Kingdom on 31 March 2006; United States on 1 January 2007; and Ireland on 31 December 2006. The measurement dates used to calculate the disclosures

Notes to the consolidated financial statements (continued)

4       Employees (continued)

in the consolidated financial statements are the respective balance sheet dates. In the United Kingdom, the Diageo Pension Scheme closed to new members in November 2005. New employees in the United Kingdom now become members of the Diageo Lifestyle Plan, which is also a defined benefit pension plan.

The assets of the principal pension plans are held in separate funds administered by trustees to meet long term pension liabilities to past and present employees. The trustees are required to act in the best interests of the plans’ beneficiaries. The two largest pension plans are the Diageo Pension Scheme in the United Kingdom and the Guinness Ireland Pension Scheme in Ireland. For the Diageo Pension Scheme in the United Kingdom, the trustee is Diageo Pension Trust Limited. The appointment of the directors to the board is determined by the Scheme’s trust documentation. There is a policy that one-third of all directors should be nominated by members of the Scheme. Two member nominated directors have recently been appointed from the pensioner member community and two from the active member community. For the Guinness Ireland Pension Scheme, the appointment of trustees is strictly a company decision. Currently the company makes three nominations and appoints three further candidates nominated by representative groupings. The chairman is a former employee of the company and is viewed as independent.

The group also operates a number of plans, primarily in the United States, which provide employees with post employment benefits in respect of medical costs. These plans are generally unfunded. In addition, there are a number of other plans which provide post employment benefits other than pensions and medical benefits. These plans are also included in the figures presented below.

(a)   The following weighted average assumptions were used to determine the group’s deficit/surplus in the main post employment plans at 30 June in the relevant year. The assumptions used to calculate the charge/credit in the consolidated income statement for the year to 30 June are based on the assumptions disclosed as at the previous 30 June.

	United Kingdom			Ireland			United States
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	%	%	%	%	%	%	%	%	%
Rate of general increase in salaries	4.2	3.8	3.9	4.2	4.0	4.0	3.3	3.4	3.0
Rate of increase to pensions in payment	3.3	2.9	2.6	2.3	2.1	2.1	—	—	—
Rate of increase to deferred pensions	3.2	2.8	2.5	2.2	2.0	2.1	—	—	—
Medical inflation	n/a	n/a	n/a	n/a	n/a	n/a	10.0	9.0	10.0
Discount rate for plan liabilities	5.8	5.2	4.9	5.3	4.8	4.0	6.2	6.3	5.0
Inflation	3.2	2.8	2.5	2.2	2.0	2.0	2.3	2.4	2.0

For the UK and US plans, there are, in addition to the above percentages, age related promotional salary increases. The 2007 assumption for medical inflation in the United States reduces by 0.5% per year to 5% (2006 and 2005 – 1% per year to 5%).

In assessing the group’s post retirement liabilities, the mortality assumption for the largest plan (which is in the United Kingdom) is based on the mortality experience of that plan. This mortality experience analysis was carried out in 2006 as part of the triennial funding valuation of that plan. The assumption is based on the PA92 birth year tables with scaling factors based on the experience of the plan. The assumption also allows for future improvements in life expectancy in line with the medium cohort effect. The mortality assumptions for the other plans around the world are based on relevant standard mortality tables in each country.

Notes to the consolidated financial statements (continued)

4       Employees (continued)

For the main UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom			Ireland
	2007	2006	2005	2007	2006	2005
	Age	Age	Age	Age	Age	Age
Retiring currently at age 65
Male	84.4	84.3	83.5	85.3	84.0	84.0
Female	87.1	87.1	86.4	87.9	86.9	86.9
Currently aged 45, retiring at age 65
Male	86.7	86.7	85.2	87.1	84.8	84.8
Female	89.4	89.4	88.1	89.7	87.8	87.8

Notes to the consolidated financial statements (continued)

4       Employees (continued)

(b)   The amounts charged in respect of post employment plans to the consolidated income statement and consolidated statement of recognised income and expense for the three years ended 30 June 2007 are set out below:

	United		United States
	Kingdom	Ireland	and other	Total
	£ million	£ million	£ million	£ million
2007
Operating profit
Current service cost	(57)	(17)	(24)	(98)
Past service cost	(4)	—	—	(4)
Total charge to operating profit	(61)	(17)	(24)	(102)
Net credit/(cost) to other finance income (note 6(ii))	36	17	(5)	48
Charge before taxation	(25)	—	(29)	(54)
Consolidated statement of recognised income and expense
Actual return on post employment plan assets	374	150	44	568
Expected return on post employment plan assets	(230)	(70)	(24)	(324)
Actual return less expected return on post employment plan assets	144	80	20	244
Experience gains and losses arising on the plan liabilities	(100)	7	(17)	(110)
Changes in assumptions underlying the present value of the plan liabilities	200	10	(21)	189
Actuarial gain recognisable in the reconciliation of the assets and liabilities	244	97	(18)	323
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	5	5
Total gain/(loss) recognisable in the consolidated statement of recognised income and expense	244	97	(13)	328
2006
Operating profit
Current service cost	(58)	(22)	(24)	(104)
Past service cost	(1)	(1)	—	(2)
Gains on curtailments	1	—	—	1
Total charge to operating profit	(58)	(23)	(24)	(105)
Net credit/(cost) to other finance income (note 6(ii))	14	11	(6)	19
Charge before taxation	(44)	(12)	(30)	(86)
Consolidated statement of recognised income and expense
Actual return on post employment plan assets	513	84	15	612
Expected return on post employment plan assets	(191)	(60)	(24)	(275)
Actual return less expected return on post employment plan assets	322	24	(9)	337
Experience gains and losses arising on the plan liabilities	(29)	(14)	(12)	(55)
Changes in assumptions underlying the present value of the plan liabilities	(2)	149	36	183
Actuarial gain recognisable in the reconciliation of the assets and liabilities	291	159	15	465
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	(6)	(6)
Total gain recognisable in the consolidated statement of recognised income and expense	291	159	9	459

Notes to the consolidated financial statements (continued)

4       Employees (continued)

	United		United States
	Kingdom	Ireland	and other	Total
	£ million	£ million	£ million	£ million
2005
Operating profit
Current service cost	(58)	(15)	(20)	(93)
Past service cost	(2)	(10)	—	(12)
Gains on curtailments	18	—	1	19
Losses on settlements	—	—	(2)	(2)
Total charge to operating profit	(42)	(25)	(21)	(88)
Net credit/(cost) to other finance income (note 6(ii))	4	9	(4)	9
Charge before taxation	(38)	(16)	(25)	(79)
Consolidated statement of recognised income and expense
Actual return on post employment plan assets	318	129	30	477
Expected return on post employment plan assets	(194)	(62)	(24)	(280)
Actual return less expected return on post employment plan assets	124	67	6	197
Experience gains and losses arising on the plan liabilities	3	(15)	(12)	(24)
Changes in assumptions underlying the present value of the plan liabilities	(171)	(198)	(50)	(419)
Actuarial loss recognisable in the reconciliation of the assets and liabilities	(44)	(146)	(56)	(246)
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	8	8
Total loss recognisable in the consolidated statement of recognised income and expense	(44)	(146)	(48)	(238)
Total cumulative gain/(loss) recognised in the consolidated statement of recognised income and expense
At 1 July 2004	—	—	—	—
Recognised in the year	(44)	(146)	(48)	(238)
At 30 June 2005	(44)	(146)	(48)	(238)
Recognised in the year	291	159	9	459
At 30 June 2006	247	13	(39)	221
Recognised in the year	244	97	(13)	328
At 30 June 2007	491	110	(52)	549

Included in the total cumulative gain recognised at 30 June 2007 is a cumulative gain of £7 million (2006 – £2 million; 2005 – £8 million) in respect of changes in the surplus restriction.

Notes to the consolidated financial statements (continued)

4       Employees (continued)

(c)    The expected long term rates of return and fair values of the assets of the significant defined benefit post employment plans were as follows:

	United Kingdom		Ireland		United States and other		Total
	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value	Expected long term rates of return	Fair Value
	%	£ million	%	£ million	%	£ million	%	£ million
2007
Fair value of plan assets
Equities	8.4	1,988	8.0	574	8.4	230	8.3	2,792
Bonds	5.6	749	4.8	325	5.5	116	5.4	1,190
Property	7.4	455	7.0	161	11.6	11	7.4	627
Other	5.8	299	3.0	83	6.2	28	5.3	410
		3,491		1,143		385		5,019
Present value of funded plan liabilities		(3,702)		(1,125)		(464)		(5,291)
Present value of unfunded plan liabilities		(64)		—		(66)		(130)
(Deficit)/surplus in post employment plans		(275)		18		(145)		(402)
Surplus restriction		—		—		(17)		(17)
Post employment benefit liabilities		(275)		18		(162)		(419)
2006
Fair value of plan assets
Equities	7.8	2,504	7.6	759	8.5	213	7.8	3,476
Bonds	4.9	224	4.4	146	5.6	125	4.9	495
Property	6.8	389	6.6	138	11.6	10	6.8	537
Other	4.1	93	2.8	16	5.8	30	4.3	139
		3,210		1,059		378		4,647
Present value of funded plan liabilities		(3,688)		(1,149)		(363)		(5,200)
Present value of unfunded plan liabilities		(73)		—		(151)		(224)
Deficit in post employment plans		(551)		(90)		(136)		(777)
Surplus restriction		—		—		(24)		(24)
Post employment benefit liabilities		(551)		(90)		(160)		(801)
2005
Fair value of plan assets
Equities	7.5	2,254	6.9	712	8.0	215	7.4	3,181
Bonds	4.7	128	3.4	159	5.1	112	4.3	399
Property	6.5	322	5.9	120	12.1	10	6.5	452
Other	3.8	82	2.0	9	3.5	13	3.6	104
		2,786		1,000		350		4,136
Present value of funded plan liabilities		(3,562)		(1,238)		(373)		(5,173)
Present value of unfunded plan liabilities		(76)		—		(163)		(239)
Deficit in post employment plans		(852)		(238)		(186)		(1,276)
Surplus restriction		—		—		(18)		(18)
Post employment benefit liabilities		(852)		(238)		(204)		(1,294)

Notes to the consolidated financial statements (continued)

4  Employees (continued)

Included in the post employment plan deficit of £402 million (2006 – £777 million; 2005 – £1,276 million) is £111 million (2006 – £101 million; 2005 – £95 million) in respect of post employment medical benefit liabilities and £40 million (2006 – £41 million; 2005 – £43 million) in respect of other non pension post employment liabilities.

Included in other assets in the United Kingdom at 30 June 2007 is cash of approximately £350 million intended for subsequent investment in bonds. The expected long term rate of return on other assets in the UK has been adjusted to reflect this.

Included in the plan assets above is £1 million (2006 – £7 million; 2005 – £19 million) invested in the ordinary shares of Diageo plc.

Post employment benefit assets and liabilities are recognised in the consolidated balance sheet, depending on whether an individual plan is in surplus or deficit, as follows:

	2007	2006
	£ million	£ million
Non-current assets	38	14
Non-current liabilities	(457)	(815)
	(419)	(801)

The expected long term rates of return for equities have been determined by reference to government bond rates (minimum risk rates) in the countries in which the plans are based. As at 30 June 2007, to reflect the additional risks associated with equities, expected long term rates of return on equities include a risk premium of 3.25% per year (2006 and 2005 – 3.25% per year) in excess of the expected return from government bonds. This risk premium is a long term assumption which is set after taking actuarial advice and considering the assumptions used by other FTSE 100 companies. The expected long term rates of return for other assets are determined in a similar way, by using an appropriate risk premium relative to government bonds in the relevant country.

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

In the United Kingdom, as at 30 June 2007, the target investment allocations for the Diageo Pension Scheme were approximately 55% of the assets in equities, 30% in bonds, 10% in property and 5% in other assets (2006 – 85%, 5%, 10% and nil, respectively). In addition, the UK Diageo Pension Scheme uses interest rate and inflation swaps to help manage the mismatch between the Scheme’s assets and the present value of its liabilities. At 30 June 2007, approximately 40% (2006 – 40%) of the Scheme’s liabilities were hedged against future movements in interest rates and inflation through the use of swaps and the fair value of these swaps was a liability of £64 million (2006 – asset of £3 million).This amount is included in

Notes to the consolidated financial statements (continued)

4  Employees (continued)

other assets in the table of fair value of plan assets. For the principal Irish pension plan, as at 30 June 2007, the target investment allocations were approximately 45% of the assets in equities, 40% in bonds and 15% in property (2006 – 70%, 20% and 10%, respectively).

The trustees of the UK pension plans and principal Irish pension plan continue to review their investment strategies and have been using a phased approach to increase asset diversification and, subject to solvency triggers, a phased approach to progressively reduce risk by increasing the bond allocation and introducing swap investments. During the year ended 30 June 2007, approximately 20% of the assets globally were transferred out of equities into either bonds or cash to be invested in bonds.

The discount rate is based on the yields of high quality, long dated, fixed income investments of similar duration to the liabilities. For the UK pension plans, which represent approximately 70% of total post employment benefit liabilities, the discount rate is based on the i-Box over 15-year AA sterling corporate bond index at 30 June rounded to the nearest 0.1%.A similar process is used to determine the discount rate for the non-UK plans.

The percentages of investments at fair value held by the pension plans at 30 June 2007 and 30 June 2006, analysed by category, were as follows:

	United	United States
	Kingdom	Ireland	and other	Total
	%	%	%	%
2007
Equities	57	50	60	56
Bonds	21	29	30	24
Property	13	14	3	12
Other	9	7	7	8
	100	100	100	100
2006
Equities	78	72	56	75
Bonds	7	14	33	10
Property	12	13	3	12
Other	3	1	8	3
	100	100	100	100

Notes to the consolidated financial statements (continued)

4  Employees (continued)

(d)   Movements in the present value of plan liabilities during the three years ended 30 June 2007:

	United		United States
	Kingdom	Ireland	and other	Total
	£ million	£ million	£ million	£ million
Present value of plan liabilities at 1 July 2004	3,374	994	444	4,812
Exchange differences	—	4	15	19
Acquisition of businesses	—	—	3	3
Current service cost	58	15	20	93
Past service cost	2	10	—	12
Interest cost	190	53	28	271
Actuarial loss	168	213	62	443
Employee contributions	8	2	1	11
Benefits paid	(144)	(53)	(38)	(235)
Curtailments	(18)	—	(1)	(19)
Settlements	—	—	2	2
Present value of plan liabilities at 30 June 2005	3,638	1,238	536	5,412
Exchange differences	—	25	(8)	17
Acquisition of businesses	8	—	1	9
Current service cost	58	22	24	104
Past service cost	1	1	—	2
Interest cost	177	49	30	256
Actuarial loss/(gain)	31	(135)	(24)	(128)
Employee contributions	8	2	1	11
Benefits paid	(153)	(53)	(38)	(244)
Curtailments	(1)	—	—	(1)
Settlements	(6)	—	(8)	(14)
Present value of plan liabilities at 30 June 2006	3,761	1,149	514	5,424
Exchange differences	—	(25)	(34)	(59)
Current service cost	57	17	24	98
Past service cost	4	—	—	4
Interest cost	194	53	29	276
Actuarial (gain)/loss	(100)	(17)	38	(79)
Employee contributions	10	2	—	12
Benefits paid	(160)	(54)	(41)	(255)
Present value of plan liabilities at 30 June 2007	3,766	1,125	530	5,421

For the year ended 30 June 2007, benefits paid include £6 million in respect of post employment medical benefits in the United States. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 established a prescription drug benefit as well as a federal subsidy to sponsors of retiree healthcare benefit plans which provide a prescription drug benefit that is at least equivalent to Medicare’s prescription drug coverage. A subsidy of £0.4 million has been received in the year ended 30 June 2007.

Notes to the consolidated financial statements (continued)

4  Employees (continued)

(e)    Movements in the fair value of plan assets during the three years ended 30 June 2007:

	United		United States
	Kingdom	Ireland	and other	Total
	£ million	£ million	£ million	£ million
Fair value of plan assets at 1 July 2004	2,499	906	315	3,720
Exchange differences	—	6	10	16
Acquisition of businesses	—	—	3	3
Expected return on plan assets	194	62	24	280
Actuarial gain	124	67	6	197
Contributions by the group	105	10	29	144
Employee contributions	8	2	1	11
Benefits paid	(144)	(53)	(38)	(235)
Fair value of plan assets at 30 June 2005	2,786	1,000	350	4,136
Exchange differences	—	21	(7)	14
Acquisition of businesses	6	—	—	6
Reclassification from current assets	—	—	18	18
Expected return on plan assets	191	60	24	275
Actuarial gain/(loss)	322	24	(9)	337
Contributions by the group	56	5	47	108
Employee contributions	8	2	1	11
Benefits paid	(153)	(53)	(38)	(244)
Settlements	(6)	—	(8)	(14)
Fair value of plan assets at 30 June 2006	3,210	1,059	378	4,647
Exchange differences	—	(22)	(26)	(48)
Expected return on plan assets	230	70	24	324
Actuarial gain	144	80	20	244
Contributions by the group	57	8	30	95
Employee contributions	10	2	—	12
Benefits paid	(160)	(54)	(41)	(255)
Fair value of plan assets at 30 June 2007	3,491	1,143	385	5,019

The group has agreed a deficit funding plan with the trustees of the UK Diageo Pension Scheme (the Scheme),which provides for the group to fund the Scheme deficit over a four year period beginning in the year ended 30 June 2007. For these purposes, the value of the deficit, calculated using the trustees’ actuarial valuation of the Scheme, was ascertained through the triennial valuation as at 31 March 2006. Following the completion of that valuation, Diageo has undertaken to make an annual £50 million cash contribution in each of the four years of the funding plan, and the first payment of £50 million was made in the year ended 30 June 2007. Payments are made into an escrow account subject to an agreement between the group and the trustees, with release from escrow to either the group or the trustees determined by an agreed formula in the light of the actuarial valuation of the Scheme as at 31 March 2009. Investment returns on the funds held in escrow accrue to the group. This amount held in escrow is included in other investments on the consolidated balance sheet and is not included in the table above. In addition to the deficit funding, Diageo continues to make a cash contribution in respect of current service cost based on the trustees’ valuation; this contribution is expected to be £50 million in the year ending 30 June 2008. Funding arrangements will be reviewed and adjusted in the light of future triennial actuarial valuations.

Notes to the consolidated financial statements (continued)

4  Employees (continued)

Contributions to other plans in the year ending 30 June 2008 are expected to be approximately £40 million.

(f)    The future benefits expected to be paid by the post employment plans, up to 30 June 2017, are as follows:

	Payments due in the year ending 30 June
	2008	2009	2010	2011	2012	2013-2017
	£ million	£ million	£ million	£ million	£ million	£ million
United Kingdom – pension benefits	162	166	170	175	180	971
– other	2	2	2	2	2	7
Ireland – pension benefits	55	56	56	56	57	298
United States and Canada – pension benefits	32	32	31	31	30	125
– other	5	5	6	6	6	38
Other countries – pension benefits	8	8	8	8	8	39
– other	3	3	3	3	3	14
	267	272	276	281	286	1,492

(g)    Changes in the assumptions used for determining post employment costs and liabilities may have a material impact on the income statement and balance sheet. For the significant assumptions, the following sensitivity analysis gives an estimate of these impacts for the year ended 30 June 2007:

2007
£ million
A 0.5% decrease in the discount rate would have the following approximate effect:
Increase in annual post employment cost	7
Increase in post employment deficit	407
A 1% decrease in the expected rates of return on plan assets would have the following approximate effect:
Increase in annual post employment cost	45
A one year increase in life expectancy would have the following approximate effect:
Increase in annual post employment cost	11
Increase in post employment deficit	173
A 0.5% increase in inflation would have the following approximate effect:
Increase in annual post employment cost	31
Increase in post employment deficit	350
A 1% decrease in medical care inflation would have the following approximate effect:
Decrease in annual post employment cost	(1)
Decrease in post employment deficit	(11)

Notes to the consolidated financial statements (continued)

4  Employees (continued)

(h)   Information on transactions between the group and its pension plans is given in note 31.

(i)    The group also has a number of defined contribution plans, for which the total cost charged to the income statement of £2 million (2006 – £1 million; 2005 – £1 million) represents contributions payable to these plans by the group at rates specified in the rules of the plans.

5       Exceptional items

IAS 1 – Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

In the three years ended 30 June 2007, the following exceptional items arose in respect of continuing operations:

	2007	2006	2005
	£ million	£ million	£ million
Items included in operating profit (note (i))	40	—	(201)
Sale of General Mills and other businesses (note (ii))	(1)	157	214
	39	157	13

In the year ended 30 June 2006 there were exceptional tax credits of £315 million (2005 – exceptional tax credits £78 million) – see note 8 for further details of exceptional tax items in prior years.

(i)    Items included in operating profit

	2007	2006	2005
	£ million	£ million	£ million
Cost of sales
Park Royal brewery accelerated depreciation(a)	—	—	(29)
Other operating expenses
Disposal of Park Royal property(b)	40	—	—
Seagram integration costs(c)	—	—	(30)
Thalidomide Trust(d)	—	—	(149)
Disposal of other property	—	—	7
	40	—	(201)

(a)    In the year ended 30 June 2005, the charge for accelerated depreciation of the Park Royal brewery of £29 million related to the closure of that facility in June 2005. The original announcement of this closure was in April 2004.

(b)   In the year ended 30 June 2007, operating profit included an exceptional gain in respect of the sale of the site of the former brewery at Park Royal. The land was sold for £49 million, offset by £9 million expenditure in the year on preparing the site for sale.

Notes to the consolidated financial statements (continued)

5                    Exceptional items (continued)

(c)           A number of the former Seagram spirits and wine businesses were acquired on 21 December 2001. In the three and a half years to 30 June 2005, a total of £411 million was charged to the income statement for the integration of the businesses, principally in respect of Diageo North America, and 2,350 jobs were terminated. No amounts were charged to the income statement in respect of the Seagram integration in the years ended 30 June 2007 and 30 June 2006.

An analysis of the movement in the Seagram integration liability since 1 July 2004 is as follows:

		Charged to
		income
		statement
		in year
	Liability at	ended		Liability at		Liability at		Liability at
	1 July	30 June	Cash	30 June	Cash	30 June	Cash	30 June
	2004	2005	payments	2005	payments	2006	payments	2007
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Employee related	8	5	(5)	8	(7)	1	(1)	—
Distributor rationalisation	1	—	(1)	—	—	—	—	—
Lease terminations	4	4	(6)	2	(1)	1	(1)	—
Legal and professional	10	2	(5)	7	(6)	1	(1)	—
Other	5	17	(19)	3	(2)	1	(1)	—
	28	28	(36)	20	(16)	4	(4)	—
Asset write downs		2
		30

(d)          In the year ended 30 June 2005, operating costs included an exceptional charge of £149 million in respect of payments to the Thalidomide Trust. It is expected that the future annual payment will be approximately £7 million per year. This amount will be index-linked and is expected to be a final settlement payable over the period to 2037. Provision has been made for the discounted value of these payments.

(ii)   Sale of General Mills and other businesses   In the year ended 30 June 2007 the group made a loss on the sale of businesses of £1 million (2006 – gains £6 million; 2005 – loss £7 million). In the year ended 30 June 2006, the group made a £151 million profit on the sale of 25 million shares in General Mills (2005 – £221 million profit on the disposal of 54 million shares).

Notes to the consolidated financial statements (continued)

6                    Interest and other finance income and charges

	2007	2006	2005
	£ million	£ million	£ million
(i) Net interest
Interest receivable	78	27	121
Fair value gain on interest rate instruments	33	24
Total interest income	111	51	121
Interest payable on bank loans and overdrafts	(16)	(6)	(15)
Interest payable on all other borrowings	(316)	(223)	(256)
Fair value loss on interest rate instruments	(30)	(15)
Total interest expense	(362)	(244)	(271)
	(251)	(193)	(150)
(ii) Other finance income
Interest on post employment plan liabilities	(276)	(256)	(271)
Expected return on post employment plan assets	324	275	280
Net finance income in respect of post employment plans	48	19	9
Investment income – dividends receivable from General Mills	—	5	17
Net exchange movements on short term intercompany loans	6	—	—
Net exchange movements on net debt not meeting hedge accounting criteria	1	—	—
	55	24	26
(iii) Other finance charges
Other unwinding of discounts	(16)	(15)	(7)
Finance charge on finance lease obligations	—	—	(1)
Other charges	—	—	(1)
Net exchange movements on short term intercompany loans	—	(2)	(8)
	(16)	(17)	(17)

7                    Associates

	2007	2006	2005
	£ million	£ million	£ million
Share of sales	782	734	677
Share of operating costs	(549)	(524)	(492)
Share of operating profit	233	210	185
Share of net interest payable	(12)	(10)	(2)
Share of taxation	(72)	(69)	(62)
Share of profits attributable to equity shareholders	149	131	121
Dividends received by the group	(119)	(106)	(105)
Share of profits retained by associates	30	25	16

The dividends received by the group in the year ended 30 June 2007 include £42 million (2006 – £39 million; 2005 – £41 million) of receipts from Moët Hennessy in respect of amounts payable to the tax authorities.

Notes to the consolidated financial statements (continued)

7                    Associates (continued)

Information on transactions between the group and its associates is given in note 31. Summarised financial information for the group’s investments in associates is presented below:

(a)   Moët Hennessy   Moët Hennessy prepares its financial statements under IFRS in euros to 31 December each year. Summary information for Moët Hennessy for the three years ended 30 June 2007, in each year aggregating the results for the six month period ended 31 December with that of the following six months ended 30 June, translated at £1 = €1.48 (2006 – £1 = €1.46;2005 – £1 = €1.46), is set out below:

	2007		2006		2005
	€ million	£ million	€ million	£ million	€ million	£ million
Sales	3,066	2,072	2,795	1,914	2,382	1,632
Profit for the year	594	401	522	358	467	320

After adjustments to align Moët Hennessy’s accounting policies with those of the group, the group’s 34% share of operating profit and of profit after tax of Moët Hennessy were £218 million and £136 million, respectively (2006 – £198 million and £122 million, respectively; 2005 – £173 million and £113 million, respectively).

(b)   Other associates   For all of the group’s investments in associates other than Moët Hennessy, summarised financial information, aggregating 100% of the sales and results of each associate, is presented below:

	2007	2006	2005
	£ million	£ million	£ million
Sales	378	399	398
Profit for the year	60	47	36

8                    Taxation

(i)   Analysis of taxation charge in the year

	2007	2006	2005
	£ million	£ million	£ million
Current tax
Current year	387	302	303
Benefit of previously unrecognised tax losses	—	(1)	—
Adjustments in respect of prior periods	6	(38)	(27)
	393	263	276
Deferred tax
Origination and reversal of temporary differences	233	24	176
Benefit of previously unrecognised tax losses	(12)	(11)	—
Changes in tax rates	93	19	97
Adjustments in respect of prior periods	(29)	(114)	50
	285	(82)	323
Taxation on profit from continuing operations	678	181	599

Adjustments in respect of prior periods for current tax comprise a UK credit of £18 million (2006 – £67 million charge; 2005 – £55 million charge) and an overseas charge to tax of £24 million (2006 – £105 million credit; 2005 – £82 million credit).

Notes to the consolidated financial statements (continued)

8                    Taxation (continued)

The taxation charge includes the following items: in the year ended 30 June 2007, a net tax charge of £24 million from intra group reorganisations of brand businesses, a reduction in the carrying value of deferred tax assets of £74 million primarily following a reduction in tax rates, and a provision for settlement of tax liabilities related to the GrandMet/Guinness merger of £64 million; in the year ended 30 June 2006, an exceptional tax credit of £315 million arose as a consequence of the agreement with fiscal authorities of the carrying values of certain brands, which resulted in an increase to the group’s deferred tax assets of £313 million; and in the year ended 30 June 2005, there were £58 million of tax credits on exceptional operating items and £20 million of tax credits on exceptional prior year business disposals.

	2007	2006	2005
	£ million	£ million	£ million
Current tax
United Kingdom	49	121	98
Overseas	344	142	178
	393	263	276
Deferred tax
United Kingdom	38	13	(41)
Overseas	247	(95)	364
	285	(82)	323
Taxation on profit from continuing operations	678	181	599

(ii)   Factors affecting tax charge for the year

	2007	2006	2005
	£ million	£ million	£ million
Profit from continuing operations before taxation	2,095	2,146	1,925
Notional charge at UK corporation tax rate of 30%	629	644	578
Elimination of notional tax on share of associates’ profits after tax	(45)	(39)	(35)
Differences in effective overseas tax rates	(35)	(54)	(31)
Items not chargeable	(59)	(73)	(94)
Items not deductible	205	45	61
Benefit of previously unrecognised tax losses	(12)	(12)	—
Deferred tax on intra group transfers	(75)	(197)	—
Changes in tax rates	93	19	97
Adjustments in respect of prior periods	(23)	(152)	23
Tax charge for the year	678	181	599

(iii)  Factors that may affect future tax charges   As a group involved in worldwide operations, Diageo is subject to several factors which may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing policies and tax rates imposed.

(iv)  Corporate tax payable   The current corporate tax liability of £673 million (2006 – £681 million) represents the amount of taxes payable in respect of current and prior periods that exceed payments made, and includes any interest and penalties payable thereon.

(v)    Material tax liabilities   In the past, the group has undergone significant restructuring involving the acquisition and disposal of material businesses and the transfer of businesses intra group. As a

Notes to the consolidated financial statements (continued)

8                    Taxation (continued)

consequence of this restructuring, a number of potential tax exposures have arisen. In addition, as the group operates throughout the world, it faces a number of potential transfer pricing issues in many jurisdictions relating to goods, services and financing. The issues are often complex, inter-related and can take many years to resolve. The group has a liability (after applicable reliefs) of £377 million (2006 – £393 million) for these exposures, which is included in corporate tax payable in current liabilities. The decrease is due to a number of audit settlements offset by changes to estimates in relation to existing audits and identification of new exposures.

The group has a number of tax audits ongoing worldwide but does not currently expect material additional tax exposures to arise, above the amounts provided, as and when audits are concluded.

Provision is also made for penalties and interest on tax liabilities, and these are included in corporate tax payable in current liabilities and in the corporation tax charge.

9                    Discontinued operations

In the year ended 30 June 2007, a tax benefit of £82 million arose from the recognition of capital losses arising on the prior year disposals of the Pillsbury and Burger King businesses. In addition, a tax credit of £57 million arose following resolution with tax authorities of various audit issues (2005 – £20 million tax credit in respect of the Pillsbury disposal).

In the year ended 30 June 2005, a gain of £53 million arose from the release of provisions held by Diageo as a result of the refinancing of Burger King on a stand-alone basis. In connection with the disposal of Burger King, Diageo guaranteed up to $850 million (£459 million) of Burger King’s external borrowings. On 13 July 2005, Burger King refinanced its external borrowings on a stand-alone basis, releasing Diageo from its obligations under guarantees relating to that debt, and repaid in full the subordinated debt and associated interest owed to Diageo.

10   Earnings per share

	2007	2006	2005
	£ million	£ million	£ million
Profit attributable to equity shareholders
Continuing operations	1,350	1,908	1,271
Discontinued operations	139	—	73
	1,489	1,908	1,344
Pence per share
Continuing operations
– basic earnings	50.2p	67.2p	42.8p
– diluted earnings	49.9p	66.9p	42.8p
Continuing and discontinued operations
– basic earnings	55.4p	67.2p	45.2p
– diluted earnings	55.0p	66.9p	45.2p

Excluding shares held by share trusts and treasury shares, the weighted average number of shares for the year ended 30 June 2007 was 2,688 million (2006 – 2,841 million; 2005 – 2,972 million). The effect of dilutive potential ordinary shares was to increase the weighted average number of shares for the year ended 30 June 2007 by 19 million to 2,707 million (2006 – increase by 11 million to 2,852 million; 2005 – increase by 1 million to 2,973 million).

Notes to the consolidated financial statements (continued)

11   Intangible assets

			Other	Computer
	Brands	Goodwill	intangibles	software	Total
	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2005	4,176	128	64	120	4,488
Exchange differences	(55)	—	—	(2)	(57)
Acquisition of businesses	144	43	—	—	187
Other movements	18	(15)	(6)	16	13
At 30 June 2006	4,283	156	58	134	4,631
Exchange differences	(218)	(4)	(1)	(6)	(229)
Acquisition of businesses	20	28	—	—	48
Transfers	—	—	—	37	37
Other movements	—	—	1	9	10
At 30 June 2007	4,085	180	58	174	4,497
Amortisation and impairment loss
At 30 June 2005	—	16	22	41	79
Exchange differences	—	—	—	(1)	(1)
Amortisation for the year	—	—	5	23	28
Other movements	—	—	(8)	(1)	(9)
At 30 June 2006	—	16	19	62	97
Exchange differences	—	(1)	(1)	(4)	(6)
Amortisation for the year	—	—	5	24	29
Other movements	—	—	—	(6)	(6)
At 30 June 2007	—	15	23	76	114
Carrying amount
At 30 June 2007	4,085	165	35	98	4,383
At 30 June 2006	4,283	140	39	72	4,534
At 30 June 2005	4,176	112	42	79	4,409

(a)           Brands are stated at fair value on acquisition. The principal acquired brands are as follows:

			Remaining
		Currency of	amortisation	Carrying
	Product	investment	period	amount
				£ million
Johnnie Walker	Whisky	Sterling	Indefinite life	625
Smirnoff	Vodka	US dollar	Indefinite life	411
Crown Royal	Whisky	US dollar	Indefinite life	728
Captain Morgan	Rum	US dollar	Indefinite life	598
Windsor Premier	Whisky	Korean won	Indefinite life	468

Capitalised brands are regarded as having indefinite useful economic lives and have not been amortised. These brands are protected in all of the major markets where they are sold by trademarks, which are renewable indefinitely. There are not believed to be any legal, regulatory or contractual provisions that limit the useful lives of these brands. The nature of the premium drinks industry is that obsolescence is not a common issue, with indefinite brand lives being commonplace, and Diageo has a number of brands that

Notes to the consolidated financial statements (continued)

11   Intangible assets (continued)

were originally created more than 100 years ago. Accordingly the directors believe that it is appropriate that the brands are treated as having indefinite lives for accounting purposes.

Impairment reviews are carried out annually to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. In particular, the group performs a discounted cash flow analysis to compare discounted estimated future operating cash flows with the net carrying value of each acquired brand. The analysis is based on forecast cash flows for the next financial year, with terminal values being calculated using the long term growth rate (the real gross domestic product (GDP) growth rate of the country plus its inflation rate) of the principal countries in which the majority of the profits of each brand are generated. The estimated cash flows are discounted at the group’s weighted average cost of capital in the relevant country. Any impairment write downs identified are charged to the income statement. The test is dependent on management estimates and judgments, in particular in relation to the forecasting of future cash flows, and the discount rate applied to these cash flows. Management has concluded that no reasonably possible change in the key assumptions on which it has determined the recoverable amounts of acquired brands would cause their carrying values to exceed their recoverable amounts.

(b)   The group tests goodwill annually for impairment, or more frequently if there are indications that goodwill is impaired. The goodwill is allocated to cash generating units and a discounted cash flow analysis is computed to compare discounted estimated future operating cash flows with the net carrying value of each business. The analysis is based on forecast cash flows for the next financial year, with terminal values being calculated using the long term growth rate (the real GDP growth rate of the country plus its inflation rate) of the relevant country. The estimated cash flows are discounted at the group’s weighted average cost of capital in the relevant country. Any impairment write downs identified are charged to the income statement. The test is dependent on management estimates and judgments, in particular in relation to the forecasting of future cash flows, and the discount rate applied to these cash flows. Management has concluded that no reasonably possible change in the key assumptions on which it has determined the recoverable amount of goodwill would cause its carrying value to exceed its recoverable amount.

(c)    Other intangible assets, principally comprising distribution rights, are amortised on a straight-line basis over the length of the distribution arrangements, generally between 10 and 20 years.

(d)          Computer software includes £19 million in respect of projects in the course of development.

Notes to the consolidated financial statements (continued)

12   Property, plant and equipment

	Land and	Plant and	Fixtures and	Under
	buildings	equipment	fittings	construction	Total
	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2005	813	1,622	155	187	2,777
Exchange differences	(7)	(4)	(2)	(1)	(14)
Acquisition of businesses	11	14	—	—	25
Other additions	11	97	14	110	232
Disposals	(10)	(78)	(18)	(4)	(110)
Transfers	40	92	5	(137)	—
At 30 June 2006	858	1,743	154	155	2,910
Exchange differences	(26)	(48)	(4)	(4)	(82)
Additions	14	88	16	144	262
Disposals	(10)	(90)	(12)	(2)	(114)
Transfers	47	41	4	(129)	(37)
At 30 June 2007	883	1,734	158	164	2,939
Depreciation
At 30 June 2005	127	652	79	—	858
Depreciation charge for the year	25	142	19	—	186
Disposals	(3)	(74)	(9)	—	(86)
At 30 June 2006	149	720	89	—	958
Exchange differences	(5)	(23)	(2)	—	(30)
Depreciation charge for the year	33	126	22	—	181
Disposals	(3)	(90)	(9)	—	(102)
At 30 June 2007	174	733	100	—	1,007
Carrying amount
At 30 June 2007	709	1,001	58	164	1,932
At 30 June 2006	709	1,023	65	155	1,952
At 30 June 2005	686	970	76	187	1,919

(a)    The net book value of land and buildings comprises freeholds of £689 million (2006 – £689 million), long leaseholds of £16 million (2006 – £18 million) and short leaseholds of £4 million (2006 – £2 million). Depreciation was not charged on £187 million (2006 – £186 million) of land.

(b)   Included in the total net book value of property, plant and equipment is £16 million (2006 – £14 million) in respect of assets held under finance leases; depreciation for the year on these assets was £4 million (2006 – £4 million).

(c)    Transfers represent assets brought into use during the year, of which £37 million was in respect of computer software.

Notes to the consolidated financial statements (continued)

13   Biological assets

Grape vines
£ million
Fair value
At 30 June 2005	14
Exchange differences	(1)
Harvested grapes transferred to inventories	(19)
Changes in fair value	19
At 30 June 2006	13
Exchange differences	(1)
Harvested grapes transferred to inventories	(19)
Changes in fair value	19
At 30 June 2007	12

(a)    Biological assets comprise grape vines and grapes on the vine. At 30 June 2007, grape vines comprise approximately 1,910 hectares (2006 – 1,769 hectares) of vineyards, ranging from newly established vineyards to vineyards that are 88 years old.

(b)   There are no outstanding commitments for the acquisition or development of vineyards.

14   Investments in associates

	Moët	Other
	Hennessy	associates	Total
	£ million	£ million	£ million
Cost less provisions
At 30 June 2005	1,220	41	1,261
Adoption of IAS 39	(6)	—	(6)
At 1 July 2005 as adjusted	1,214	41	1,255
Exchange differences	25	(3)	22
Share of retained profits	64	—	64
At 30 June 2006	1,303	38	1,341
Exchange differences	(25)	—	(25)
Additions	—	48	48
Share of retained profits	70	4	74
Disposals	—	(2)	(2)
At 30 June 2007	1,348	88	1,436

Investments in associates comprise the cost of shares, less goodwill written off on acquisitions prior to 1 July 1998, of £922 million (2006 – £892 million) plus the group’s share of post acquisition reserves of £514 million (2006 – £449 million).

Notes to the consolidated financial statements (continued)

14   Investments in associates (continued)

(a)   Moët Hennessy   Moët Hennessy prepares its financial statements under IFRS in euros to 31 December each year. A summary of Moët Hennessy’s consolidated balance sheet as at 30 June 2007 and 30 June 2006, translated at £1 = €1.48 (2006 – £1 = €1.45), is set out below:

	2007		2006
	€ million	£ million	€ million	£ million
Non-current assets	4,095	2,768	2,517	1,736
Current assets	4,489	3,032	4,011	2,766
Total assets	8,584	5,800	6,528	4,502
Current liabilities	(1,609)	(1,087)	(1,323)	(913)
Non-current liabilities	(1,111)	(750)	(866)	(597)
Total liabilities	(2,720)	(1,837)	(2,189)	(1,510)
Net assets attributable to equity shareholders of the company	5,864	3,963	4,339	2,992

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

(b)   Other associates   For all of the group’s investments in associates other than Moët Hennessy, summarised financial information, aggregating 100% of the assets and liabilities of each associate, is presented below:

	2007	2006
	£ million	£ million
Non-current assets	172	165
Current assets	198	102
Total assets	370	267
Current liabilities	(109)	(84)
Non-current liabilities	(25)	(12)
Total liabilities	(134)	(96)
Net assets	236	171

Included in other associates is a 17% effective interest held indirectly in Sichuan ShuiJingFang Joint Stock Co Ltd (‘ShuiJingFang’), a manufacturer and distributor of Chinese white spirits, which is quoted on the Shanghai Stock Exchange. At 30 June 2007, ShuiJingFang’s share price was RMB15 which valued the group’s interest at £83 million.

Notes to the consolidated financial statements (continued)

15   Investments in joint ventures

The group consolidates its attributable share of the results and net assets of joint ventures on a line-by-line basis, measured according to the terms of the arrangements. The group’s principal joint ventures that are consolidated on a proportional basis are as follows:

	Country of	Country of	Percentage of
	incorporation	operation	equity owned	Principal activities
Don Julio BV	Netherlands	Mexico	50%	Production, marketing and distribution of premium drinks
Guinness Anchor Berhad	Malaysia	Malaysia	50%	Production, marketing and distribution of premium drinks
Moët Hennessy Diageo (China) Co Ltd	China	China	50%	Marketing and distribution of premium drinks
MHD Diageo Moët Hennessy KK	Japan	Japan	50%	Marketing and distribution of premium drinks

In addition, the group consolidates on a proportional basis a number of other joint ventures involved in the production, marketing and distribution of premium drinks in Europe, South Africa and the Far East.

Included in the consolidated financial statements are the following amounts that represent the group’s interest in the results and assets and liabilities of joint ventures:

	2007	2006	2005
	£ million	£ million	£ million
Sales	479	428	365
Operating costs	(449)	(394)	(334)
Profit before tax	30	34	31

	2007	2006
	£ million	£ million
Non-current assets	74	84
Current assets	208	190
Total assets	282	274
Current liabilities	(89)	(76)
Non-current liabilities	(68)	(84)
Total liabilities	(157)	(160)
Net assets	125	114

Notes to the consolidated financial statements (continued)

16   Other investments

	General	Loans and
	Mills	other	Total
	£ million	£ million	£ million
Cost less provisions or fair value
At 30 June 2005	508	211	719
Adoption of IAS 39	148	—	148
At 1 July 2005 as adjusted	656	211	867
Exchange differences	—	3	3
Fair value movements included in equity	33	—	33
Additions	—	16	16
Disposals and repayments	(689)	(161)	(850)
At 30 June 2006	—	69	69
Exchange differences	—	(2)	(2)
Additions	—	77	77
Disposals and repayments	—	(16)	(16)
At 30 June 2007	—	128	128

(a) General Mills   At 30 June 2005, the group owned 25 million shares in General Mills. With effect from 1 July 2005, the group adopted the provisions of IAS 39 and the shares were reclassified as an investment available for sale and restated to fair value. During the year ended 30 June 2006, the 25 million shares in General Mills were sold.

(b) Loans   Included within loans at 30 June 2005 was $266 million (£148 million) receivable in respect of the disposal of Burger King. The loan earned interest at 9%, which was rolled up until the loan and associated interest were repaid in full when Burger King refinanced its credit facilities on 13 July 2005.

(c) Other   Other investments at 30 June 2007 include £50 million (2006 and 2005 – £nil) paid into an escrow account and invested subject to an agreement between the group and the trustees of the Diageo Pension Scheme in the United Kingdom. This amount is not available for the general use of the group (see note 4).

17   Inventories

	2007	2006
	£ million	£ million
Raw materials and consumables	239	236
Work in progress	14	17
Maturing inventories	1,745	1,644
Finished goods and goods for resale	467	489
	2,465	2,386

Notes to the consolidated financial statements (continued)

17   Inventories (continued)

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2007	2006	2005
	£ million	£ million	£ million
Balance at beginning of the year	44	45	49
Exchange differences	(2)	—	(1)
Income statement charge	9	2	5
Written off	(8)	(3)	(8)
	43	44	45

18   Trade and other receivables

	2007		2006
	Current	Non-current	Current	Non-current
	assets	assets	assets	assets
	£ million	£ million	£ million	£ million
Trade receivables	1,380	—	1,332	—
Other receivables	288	12	260	8
Prepayments and accrued income	91	5	89	4
	1,759	17	1,681	12

Trade and other receivables are disclosed net of provisions for bad and doubtful debts, an analysis of which is as follows:

	2007	2006	2005
	£ million	£ million	£ million
Balance at beginning of the year	65	68	94
Exchange differences	(2)	1	3
Income statement charge	5	5	13
Disposal of businesses	—	—	(32)
Written off	(15)	(9)	(10)
	53	65	68

19   Cash and cash equivalents

	2007	2006
	£ million	£ million
Cash at bank	618	483
Cash equivalents	267	216
	885	699

Notes to the consolidated financial statements (continued)

20   Borrowings and bank overdrafts

			Year end
	Repayment date	Currency	interest rates	2007	2006
			%	£ million	£ million
Bank overdrafts	2007	Various	Various	46	48
Commercial paper	2007	US dollar	Various	299	—
Bank and other loans	Various	Various	Various	192	126
Guaranteed bonds 2006	2006	US dollar	3.0	—	271
Guaranteed bonds 2007	2007	US dollar	3.5	498	—
Guaranteed bonds 2008	2008	US dollar	3.375	497	—
Medium term notes	2006	Euro	Floating	—	207
Medium term notes	2007	US dollar	Floating	—	108
Medium term notes	2007-2008	US dollar	Various	7	—
Fair value adjustment to borrowings				(4)	(1)
Borrowings due within one year and bank overdrafts				1,535	759
Guaranteed bonds 2007	2007	US dollar	3.5	—	540
Guaranteed bonds 2008	2008	US dollar	3.375	—	539
Guaranteed bonds 2010	2010	US dollar	4.375	372	404
Guaranteed bonds 2011	2011	US dollar	3.875	248	268
Guaranteed bonds 2012	2012	US dollar	5.125	298	—
Guaranteed bonds 2012	2012	Euro	Floating	507	—
Guaranteed bonds 2013	2013	US dollar	5.5	298	324
Guaranteed bonds 2015	2015	US dollar	5.3	372	405
Guaranteed bonds 2016	2016	US dollar	5.5	298	—
Guaranteed bonds 2035	2035	US dollar	7.45	199	216
Guaranteed bonds 2036	2036	US dollar	5.875	296	—
Guaranteed debentures 2011	2011	US dollar	9.0	148	161
Guaranteed debentures 2022	2022	US dollar	8.0	148	160
Medium term notes	2008	US dollar	Floating	124	135
Medium term notes	2009	US dollar	Floating	199	216
Medium term notes	2009	US dollar	7.25	149	162
Medium term notes	2009	Euro	3.875	337	344
Medium term notes	2018	US dollar	4.85	100	108
Bank and other loans	Various	Various	Various	59	65
Fair value adjustment to borrowings				(20)	(46)
Borrowings due after one year				4,132	4,001
Total borrowings before derivative financial instruments				5,667	4,760
Fair value of foreign currency swaps and forwards	Various	Various	Various	29	17
Fair value of interest rate hedging instruments	Various	Various	Various	20	44
Total borrowings after derivative financial instruments				5,716	4,821

Notes to the consolidated financial statements (continued)

20   Borrowings and bank overdrafts (continued)

Bank overdrafts that are repayable on demand and form an integral part of the group’s cash management are included as a component of net cash and cash equivalents in the consolidated cash flow statement.

The interest rates shown in the table above are those contracted on the underlying borrowings before taking into account any interest rate protection (see note 22). Based on average net borrowings and taking into account interest rate protection, the effective interest rate for the year, excluding finance charges unrelated to net borrowings, was 5.5% (2006 – 4.8%; 2005 – 4.1%). The loans above are stated net of unamortised finance costs of £14 million (2006 – £8 million; 2005 – £14 million).

The weighted average interest rate for short term borrowings, before interest rate protection, at 30 June 2007 was 4.4% (2006 – 2.9%) The weighted average interest rate for medium term notes included within borrowings due after one year at 30 June 2007 was 5.1% (2006 – 5.1%). The group’s policy on the management of liquidity risk and a sensitivity analysis are reported in the Business review (see ‘Risk management’ and ‘Market risk sensitivity analysis’).

Certain borrowings are reported in the table above at amortised cost with a fair value adjustment shown separately. The financial instruments disclosures in note 22 detail the fair value hedge relationships between the group’s borrowings and interest rate swaps.

(i) Analysis of net borrowings

	2007	2006
	£ million	£ million
Bank overdrafts	(46)	(48)
Borrowings due within one year	(1,489)	(711)
Borrowings due after one year	(4,132)	(4,001)
Fair value of interest rate hedging instruments	(20)	(44)
Fair value of foreign currency swaps and forwards	(29)	(17)
Finance lease liabilities	(14)	(9)
Gross borrowings	(5,730)	(4,830)
Offset by:
Cash and cash equivalents	885	699
Other liquid resources	—	49
Net borrowings	(4,845)	(4,082)

£59 million (2006 – £49 million) of net borrowings due within one year and £38 million (2006 – £35 million) of net borrowings due after one year were secured on assets of the group.

Interest rate hedging instruments, foreign currency swaps and forwards, other liquid resources and finance lease liabilities are included in other financial assets and other financial liabilities on the consolidated balance sheet.

Notes to the consolidated financial statements (continued)

20   Borrowings and bank overdrafts (continued)

(ii) Reconciliation of movement in net borrowings

	2007	2006
	£ million	£ million
Net borrowings at beginning of the year	(4,082)	(3,706)
Adoption of IAS 39	—	3
Restated net borrowings at beginning of the year	(4,082)	(3,703)
Increase/(decrease) in net cash and cash equivalents before exchange	238	(67)
Cash flow from change in loans	(1,226)	(309)
Change in net borrowings from cash flows	(988)	(376)
Exchange differences on net borrowings	211	15
Other non-cash items	14	(18)
Net borrowings at end of the year	(4,845)	(4,082)

21   Other financial assets and liabilities

	Non-current assets	Current assets	Current liabilities	Non-current liabilities
	£ million	£ million	£ million	£ million
2007
Derivative assets/(liabilities)
Designated in a cash flow hedge	37	74	(15)	(40)
Designated in a fair value hedge	8	—	(3)	(25)
Designated in a net investment hedge	—	4	(20)	—
Not designated in a hedge relationship	7	—	—	(13)
	52	78	(38)	(78)
Non-derivative liabilities
Contingent consideration payable	—	—	—	(17)
Finance lease liabilities	—	—	(5)	(9)
	—	—	(5)	(26)
Total other financial assets/(liabilities)	52	78	(43)	(104)
2006
Derivative assets/(liabilities)
Designated in a cash flow hedge	24	22	(14)	(4)
Designated in a fair value hedge	9	—	(3)	(50)
Designated in a net investment hedge	—	—	(17)	—
Not designated in a hedge relationship	9	—	—	(17)
	42	22	(34)	(71)
Non-derivative assets/(liabilities)
Other liquid resources	—	49	—	—
Finance lease liabilities	—	—	(2)	(7)
	—	49	(2)	(7)
Total other financial assets/(liabilities)	42	71	(36)	(78)

The Smirnov brand in Russia was acquired through a company in which the group holds a 75% interest. Contingent consideration payable of £17 million has been included in non-current liabilities in respect of the consideration payable for the remaining 25% interest.

Notes to the consolidated financial statements (continued)

22   Financial instruments and risk management

Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates, interest rates and commodity price movements that arise in the normal course of the group’s business. The group’s treasury objectives, risk management strategies and policies are disclosed in the Business review (see ‘Risk management’).

(i)    Currency risk management   The group publishes its consolidated financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements, which will affect the group’s transaction costs, and the translation of the results and underlying net assets of its foreign operations.

Hedge of net investment in foreign operations   The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign operations by holding net borrowings in foreign currencies and by using foreign currency swaps and forwards. During the year ended 30 June 2007, the group’s policy, where a liquid foreign exchange market exists, was to hedge currency exposure on its net foreign operations before net borrowings at approximately the following percentages: 90% US dollars, 90% euros and 50% for other significant currencies. This policy leaves the remaining part of the group’s net foreign operations before net borrowings subject to currency movements. The effective portion of exchange differences arising on the retranslation of foreign currency borrowings (including foreign currency swaps and forwards) is recognised in the statement of recognised income and expense to match exchange differences on foreign equity investments. Any ineffectiveness is taken to the income statement in accordance with IAS 39. Hedge documentation is prepared for all net investment hedges at inception and effectiveness testing is carried out quarterly.

Transaction exposure hedging   For currencies in which there is an active market, the group seeks to hedge between 80% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using forward foreign currency exchange contracts. The gain or loss on the hedge is recognised in the statement of recognised income and expense to the extent it is effective and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement in accordance with IAS 39.

Hedge of foreign currency debt   The group uses cross currency interest rate swaps to hedge the forward foreign currency risk associated with certain foreign currency denominated bonds. As a cash flow hedge, the effective portion of the gain or loss on the hedge is recognised in the statement of recognised income and expense to the extent it is highly effective and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement in accordance with IAS 39.

At 30 June 2007, as a result of the net investment, transaction exposure and foreign currency debt cover outlined above, the group had outstanding gross foreign exchange contracts as disclosed in note 22(vi). Further quantitative analysis of the sensitivity to movements in currency rates is reported in the ‘Market risk sensitivity analysis’ in the Business review.

(ii)   Commodity price risk   The group uses commodity futures to hedge against price risk in certain commodities. All commodity futures contracts hedge a projected future purchase of raw material. Commodity futures are then either closed out at the time the raw material is purchased or they are exchanged with the company manufacturing the raw material to determine the contract price. Commodity contracts are held in the balance sheet at fair value. To the extent that they are considered an effective hedge under IAS 39, the fair value movements are recognised in the statement of recognised income and

Notes to the consolidated financial statements (continued)

22   Financial instruments and risk management (continued)

expense and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement.

Realised net gains recognised in the income statement in the year ended 30 June 2007 were £2 million. Unrealised net gains on the balance sheet at 30 June 2007 were £1 million.

(iii)  Interest rate risk management   The group has an exposure to interest rate risk arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the board, primarily through issuing fixed and floating term debt, commercial paper, and by utilising interest rate derivatives. These practices serve to reduce the volatility of the groups reported financial performance. During the year ended 30 June 2007 the profile of fixed rate to floating rate net borrowings was maintained according to a duration measure that was approximately equivalent to a 50% fixed and 50% floating amortising profile. The duration measure and the number of years within the amortising profile depend on the template approved by the board, which indicated, as at 30 June 2007 and 30 June 2006, that a higher proportion than 50% of fixed rate net borrowings was appropriate for the group.

Analysis of net borrowings

	US dollar	Euro	Sterling	Other	Total	Total
	£ million	£ million	£ million	£ million	£ million	%
2007
Fixed rate	(2,055)	(418)	(632)	—	(3,105)	64
Floating rate	(2,396)	(303)	692	227	(1,780)	37
Impact of foreign currency swaps and forwards	1,849	(1,083)	(190)	(605)	(29)	—
Interest free	65	—	—	—	65	(1)
Fair value adjustment to borrowings	24	—	—	—	24	—
Fair value of interest rate hedging instruments	(20)	—	—	—	(20)	—
Net borrowings	(2,533)	(1,804)	(130)	(378)	(4,845)	100
Percentage of net borrowings	52%	37%	3%	8%	100%
2006
Fixed rate	(2,062)	(544)	12	(12)	(2,606)	64
Floating rate	(1,922)	80	102	187	(1,553)	38
Impact of foreign currency swaps and forwards	1,774	(878)	(370)	(543)	(17)	—
Interest free	91	—	—	—	91	(2)
Fair value adjustment to borrowings	47	—	—	—	47	(1)
Fair value of interest rate hedging instruments	(44)	—	—	—	(44)	1
Net borrowings	(2,116)	(1,342)	(256)	(368)	(4,082)	100
Percentage of net borrowings	52%	33%	6%	9%	100%

Other net borrowings of £378 million (2006 – £368 million) principally comprise £252 million (2006 – £201 millon) of Korean won. The split of fixed and floating net borrowings above is after taking into account

Notes to the consolidated financial statements (continued)

22   Financial instruments and risk management (continued)

interest rate protection. The average net borrowings for the year were £4,596 million (2006 – £4,017 million) and the effective interest rate was 5.5% (2006 – 4.8%). At 30 June 2007, after taking account of interest rate derivative instruments, the average fixed rates for US dollar, euro and sterling borrowings were 5.4%, 4.0% and 5.2%, respectively (2006 – 5.2%, 4.0% and nil, respectively).

At 30 June 2007, the currency split of cash and cash equivalents was: US dollar 23%, sterling 15%, euro 13% and other 49% (2006 – 21%, 20%, 12% and 47%, respectively).

Portfolio of interest rate derivative instruments

			Weighted	Weighted
			average	average
	Receive fixed	Pay fixed	fixed	time to
	notional	notional	interest rate	maturity	Maturity Year
	£ million	£ million	%	Years
2007
Currency instrument
US dollar:
Interest rate swaps	1,848	—	4.8	4.6	2007-2022
Interest rate swaps	—	572	5.7	8.3	2009-2022
Cross currency interest rate swaps	598	—	5.7	19.3	2016-2036
Euro:
Interest rate swaps	—	81	4.2	0.0	2007
Sterling:
Cross currency interest rate swaps	—	632	5.2	19.3	2016-2036
2006
Currency instrument
US dollar:
Interest rate swaps	2,202	—	4.6	4.8	2006-2022
Interest rate swaps	—	704	5.6	8.4	2006-2022
Euro:
Interest rate swaps	—	200	4.4	0.5	2006-2007

(iv) Maturity of financial liabilities

	2007				2006
	Bank loans				Bank loans
	and	Other			and	Other
	overdrafts	borrowings	Other	Total	overdrafts	borrowings	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Analysis by year of repayment:
After five years	15	1,702	73	1,790	12	1,368	26	1,406
From four to five years	4	953	4	961	6	255	15	276
From three to four years	10	239	14	263	9	561	13	583
From two to three years	5	519	17	541	11	695	3	709
From one to two years	25	660	12	697	17	1,067	35	1,119
Due after one year	59	4,073	120	4,252	55	3,946	92	4,093
Due within one year	238	1,297	1,820	3,355	171	605	1,713	2,489
	297	5,370	1,940	7,607	226	4,551	1,805	6,582

Notes to the consolidated financial statements (continued)

22   Financial instruments and risk management (continued)

Other financial liabilities primarily consist of trade payables and finance lease obligations.

The group had available undrawn committed bank facilities as follows:

	2007	2006
	£ million	£ million
Expiring within one year	498	676
Expiring in more than two years	1,109	1,070
	1,607	1,746

Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates (dependent on the period of drawdown) plus an agreed margin. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes.

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

Notes to the consolidated financial statements (continued)

22   Financial instruments and risk management (continued)

(v)    Total financial assets and liabilities   The table below sets out the group’s accounting classification of each class of financial assets and liabilities, and their fair values at 30 June 2007 and 30 June 2006.

		Other				Total
	Designated	derivatives	Available	Loans and	Amortised	carrying
	at fair value(a)	at fair value(b)	for sale	receivables	cost	value	Fair value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2007
Cash and cash equivalents	—	—	885	—	—	885	885
Bank overdrafts	—	—	—	—	(46)	(46)	(46)
Borrowings due within one year	(419)	—	—	—	(1,070)	(1,489)	(1,489)
Borrowings due after one year	(1,219)	—	—	—	(2,913)	(4,132)	(4,212)
Derivative assets	123	7	—	—	—	130	130
Derivative liabilities	(103)	(13)	—	—	—	(116)	(116)
Other assets	—	—	50	61	1,635	1,746	1,746
Other liabilities	—	(17)	—	—	(1,807)	(1,824)	(1,824)
	(1,618)	(23)	935	61	(4,201)	(4,846)	(4,926)
2006
Cash and cash equivalents	—	—	699	—	—	699	699
Other liquid resources	—	—	49	—	—	49	49
Bank overdrafts	—	—	—	—	(48)	(48)	(48)
Borrowings due within one year	(242)	—	—	—	(469)	(711)	(711)
Borrowings due after one year	(2,345)	—	—	—	(1,656)	(4,001)	(4,058)
Derivative assets	55	9	—	—	—	64	64
Derivative liabilities	(88)	(17)	—	—	—	(105)	(105)
Other assets	—	—	—	51	1,534	1,585	1,585
Other liabilities	—	—	—	—	(1,717)	(1,717)	(1,717)
	(2,620)	(8)	748	51	(2,356)	(4,185)	(4,242)

(a)           Includes borrowings designated as hedged items in fair value hedging relationships with respect to foreign currency or interest rate risks.

(b)           Derivative financial instruments not designated in hedging relationships.

Under IAS 39, all derivative financial instruments not in a hedge relationship are classified as derivatives at fair value through the income statement. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.

The fair values of quoted borrowings are based on the asking price. The fair values of other borrowings, derivatives, financial instruments and other financial assets and liabilities are estimated using appropriate yield curves at 30 June each year by discounting the future contractual cash flows to the net present values.

Fair value hedging relationships   Certain borrowings due within and after one year are part of qualifying fair value interest rate hedging relationships. Accordingly there is a fair value adjustment for these liabilities with respect to the hedged interest rate risk, with changes being recognised in the income

Notes to the consolidated financial statements (continued)

22   Financial instruments and risk management (continued)

statement, as disclosed in note 22(vi). Diageo has not designated any non-derivative financial assets or liabilities at fair value through the income statement upon initial recognition.

(vi)  Hedging instruments   Diageo designates derivatives which qualify as hedges for accounting purposes as either: (a) a hedge of the fair value of a recognised asset or liability (fair value hedge); (b) a hedge of a forecast transaction or the cash flow risk from a change in interest rates or foreign exchange rates (cash flow hedge); or (c) a hedge of a net investment in foreign operations. The accounting treatment for hedges is disclosed in ‘Accounting policies of the group’.

Diageo tests effectiveness on a prospective and retrospective basis to ensure compliance with IAS 39. Methods for testing effectiveness include dollar offset, critical terms, regression analysis, hypothetical derivative method and volatility reduction.

All fair value hedges were effective during the year. The gain on hedging instruments for the year was £20 million (2006 – £117 million loss) and the loss on the hedged items attributable to the hedged risks was £17 million (2006 – £114 million gain), resulting in a net loss of £25 million (2006 – £4 million net loss) recognised in interest expense and finance charges and a net gain of £28 million (2006 – £1 million) in interest income and finance income for the year.

For the year ended 30 June 2007, all cash flow hedges were effective and gains of £28 million (2006 – £39 million gains) have been recognised in equity as the changes in fair value. A loss of £43 million and a gain of £8 million have been transferred out of equity to other operating expenses and to other finance income, respectively, in the year (2006 – £11 million loss and £7 million gain, respectively).

With respect to hedges of forecast transactions and the cash flow risk from a change in interest rates, balances related to cash flow hedged items at 30 June 2007 will affect the income statement in 2008 and 2009 by £59 million and £10 million, respectively. With respect to hedges of the cash flow risk from a change in forward foreign exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing foreign exchange rates and recognition of interest on the related bonds will affect the income statement at each period end date until the related bonds mature in 2016 and 2036. Foreign exchange retranslation and the interest on the hedged bonds taken to the income statement is expected to offset against the foreign exchange retranslation and the interest on the cross currency swaps in each of the years.

Notes to the consolidated financial statements (continued)

22   Financial instruments and risk management (continued)

Cash flow and net investment hedges   The following table shows the contractual maturities of designated transaction, cross currency interest rate swaps and derivative net investment hedging instruments at 30 June 2007 and 30 June 2006:

						Financial
	Foreign currency amount			Percentage of total		year ending
	Purchase	Sell	Total	US dollar	Euro	30 June
	£ million	£ million	£ million	%	%
2007
Transaction	671	1,565	2,236	39	39	2008
Transaction	324	828	1,152	44	40	2009
Total transaction hedges	995	2,393	3,388	41	39	2008-2009
Cross currency interest rate swaps	299	—	299	100	—	2017
Cross currency interest rate swaps	299	—	299	100	—	2037
Total cross currency interest rate swaps	598	—	598	100	—	2017-2037
Net investment hedging instruments	1,914	2,352	4,266	54	29	2008
2006
Transaction	798	1,586	2,384	40	45	2007
Transaction	323	813	1,136	38	39	2008
Total transaction hedges	1,121	2,399	3,520	42	38	2007-2008
Net investment hedging instruments	2,441	2,087	4,528	64	22	2007

(vii) Credit risk   Details of Diageo’s credit risk policies and exposures are presented under ‘Risk management’ in the Business review.

Cash and cash equivalents comprise cash in hand and deposits which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less at acquisition including money market deposits, commercial paper and investments. At 30 June 2007, approximately 37% and 28% of the group’s cash and cash equivalents of £885 million were invested with counterparties based in the United Kingdom and United States, respectively.

At 30 June 2007, approximately 19% of the group’s trade receivables of £1,380 million were due from counterparties based in the United Kingdom and approximately 19% were due from counterparties based in the United States.

23   Trade and other payables

	2007		2006
	Current	Non-current	Current	Non-current
	liabilities	liabilities	liabilities	liabilities
	£ million	£ million	£ million	£ million
Trade payables	558	—	494	—
Tax and social security excluding income tax	293	1	255	2
Other payables	464	37	407	35
Accruals and deferred income	573	—	647	—
	1,888	38	1,803	37

Notes to the consolidated financial statements (continued)

24   Provisions

	Thalidomide	Onerous		Vacant
	Trust	contracts	Disposal	properties	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2006	145	102	13	29	73	362
Exchange differences	—	(8)	—	—	(4)	(12)
Provisions charged during the year	—	—	—	—	18	18
Provisions used during the year	(9)	(13)	(1)	(6)	(13)	(42)
Provisions reversed during the year	—	—	(3)	—	(3)	(6)
Unwinding of discounts	7	6	—	1	—	14
At 30 June 2007	143	87	9	24	71	334
Included in current liabilities	9	9	5	7	30	60
Included in non-current liabilities	134	78	4	17	41	274
	143	87	9	24	71	334

Provisions by their nature are subject to uncertainties with respect to the timing and outcomes of future events.

(a)    The Thalidomide Trust provision was established in the year ended 30 June 2005 in respect of the discounted value of the group’s commitment to the Thalidomide Trust, and will be utilised over the period of the commitment, up to 2037.

(b)   Included in onerous contracts provisions is £80 million (2006 – £94 million) in respect of the discounted value of an onerous supply contract arising on the acquisition of the Seagram spirits and wine business on 21 December 2001. This provision will be utilised over the 10 year duration of the contract.

(c)    The disposal provisions arose from commitments in respect of businesses sold and will predominantly be utilised within the next few years.

(d)   The vacant property provision is based on the estimated discounted rental shortfall over the terms of the leases up to 2031.

(e)    Other provisions include £31 million (2006 – £28 million) in respect of employee deferred compensation plans and £9 million (2006 – £8 million) in respect of restructuring and integration costs.

Notes to the consolidated financial statements (continued)

25   Deferred tax assets and liabilities

The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax assets/(liabilities):

	Property,		Post		Other
	plant and	Intangible	employment		temporary
	equipment	assets	plans	Tax losses	differences	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2005	(175)	123	340	25	167	480
Adoption of IAS 39	—	—	—	—	10	10
At 1 July 2005 as adjusted	(175)	123	340	25	177	490
Exchange differences	2	11	2	—	(7)	8
Recognised in income	(39)	81	(16)	(10)	66	82
Recognised in equity	—	—	(85)	—	(6)	(91)
Acquisition of businesses	(5)	(46)	—	4	(3)	(50)
At 30 June 2006	(217)	169	241	19	227	439
Exchange differences	7	46	(5)	—	(9)	39
Recognised in income	(6)	(158)	(19)	2	(18)	(199)
Recognised in equity	—	—	(81)	—	(6)	(87)
Acquisition of businesses	—	(3)	—	—	—	(3)
At 30 June 2007	(216)	54	136	21	194	189

In the year ended 30 June 2007, the net amount of £199 million recognised in income comprises £285 million charged in respect of continuing operations less £86 million credited in respect of discontinued operations.

After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax asset comprises:

	2007	2006
	£ million	£ million
Deferred tax assets	771	1,113
Deferred tax liabilities	(582)	(674)
	189	439

Included within deferred tax liabilities are liabilities of £21 million (2006 – £93 million asset) in respect of the United Kingdom.

The net deferred tax asset of £54 million (2006 – £169 million) in respect of intangible assets comprises deferred tax assets of £835 million (2006 – £919 million) less deferred tax liabilities of £781 million (2006 – £750 million).

Notes to the consolidated financial statements (continued)

25   Deferred tax assets and liabilities (continued)

Unrecognised deferred tax assets   Deferred tax assets have been recognised to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Where this is not the case, deferred tax assets have not been recognised, as set out below:

		2007		2006
	Tax losses	Other	Tax losses	Other
	£ million	£ million	£ million	£ million
Gross deferred tax assets	287	1,010	349	1,139
Amounts not recognised	(266)	(175)	(330)	(220)
	21	835	19	919

Of the amount recognised in respect of tax losses, £14 million has expiration dates through to 2017 (2006 – £8 million; through to 2026) and £7 million (2006 – £11 million) can be carried forward indefinitely. Of the amounts unrecognised in respect of tax losses, £23 million has expiration dates through to 2017 (2006 – £118 million; through to 2026) and £243 million (2006 – £212 million) can be carried forward indefinitely.

Unrecognised deferred tax liabilities   No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where the group is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance.

Notes to the consolidated financial statements (continued)

26   Total equity – movements in capital and reserves

				Fair value,				Equity
				hedging	Retained earnings/(deficit)			attributable
	Share capital	Share premim	Capital redemption reserve	and exchange reserve	Own shares	Other retained earnings	Total	to parent company shareholders	Minority interests	Total equity
	£million	£million	£million	£million	£million	£million	£million	£million	£million	£million
At 1 July 2004	885	1,331	3,058	—	(331)	(181)	(512)	4,762	467	5,229
Total recognised income and expense	—	—	—	121	—	1,129	1,129	1,250	60	1,310
Share trust arrangements	—	—	—	—	(7)	(21)	(28)	(28)	—	(28)
Share-based incentive plans	—	—	—	—	—	28	28	28	—	28
Shares issued	—	6	—	—	—	—	—	6	—	6
Own shares repurchased	(2)	—	2	—	(649)	(61)	(710)	(710)	—	(710)
Dividends paid	—	—	—	—	—	(849)	(849)	(849)	(60)	(909)
Acquisitions and disposals	—	—	—	—	—	—	—	—	(300)	(300)
At 30 June 2005	883	1,337	3,060	121	(987)	45	(942)	4,459	167	4,626
Adoption of IAS 39	—	—	—	123	—	41	41	164	—	164
At 1 July 2005 as adjusted	883	1,337	3,060	244	(987)	86	(901)	4,623	167	4,790
Total recognised income and expense	—	—	—	(136)	—	2,282	2,282	2,146	52	2,198
Share trust arrangements	—	—	—	—	4	(14)	(10)	(10)	—	(10)
Share-based incentive plans	—	—	—	—	—	26	26	26	—	26
Tax on share-based incentive plans	—	—	—	—	—	6	6	6	—	6
Shares issued	—	3	—	—	—	—	—	3	—	3
Own shares repurchased	—	—	—	—	(1,421)	(7)	(1,428)	(1,428)	—	(1,428)
Dividends paid	—	—	—	—	—	(864)	(864)	(864)	(40)	(904)
At 30 June 2006	883	1,340	3,060	108	(2,404)	1,515	(889)	4,502	179	4,681
Total recognised income and expense	—	—	—	(17)	—	1,736	1,736	1,719	59	1,778
Share trust arrangements	—	—	—	—	67	(15)	52	52	—	52
Share-based incentive plans	—	—	—	—	—	25	25	25	—	25
Tax on share-based incentive plans	—	—	—	—	—	12	12	12	—	12
Shares issued	—	1	—	—	—	—	—	1	—	1
Own shares repurchased	(35)	—	35	—	(263)	(1,218)	(1,481)	(1,481)	—	(1,481)
Dividends paid	—	—	—	—	—	(858)	(858)	(858)	(41)	(899)
Acquisitions	—	—	—	—	—	—	—	—	1	1
At 30 June 2007	848	1,341	3,095	91	(2,600)	1,197	(1,403)	3,972	198	4,170

Notes to the consolidated financial statements (continued)

26   Total equity – movements in capital and reserves (continued)

(a) Share capital and share premium   The authorised share capital of the company at 30 June 2007 was 5,329 million ordinary shares of 28 101/108 pence each (2006 and 2005 – 5,329 million) with an aggregate nominal value of £1,542 million (2006 and 2005 – £1,542 million). The allotted and fully paid share capital was 2,931 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £848 million (2006 – 3,051 million shares, aggregate nominal value £883 million; 2005 – 3,050 million shares, aggregate nominal value £883 million).

During the year, the company purchased, and subsequently cancelled, 120 million ordinary shares with an aggregate nominal value of £35 million for a consideration including expenses of £1,213 million (2006 – nil; 2005 – 8.4 million ordinary shares, nominal value £2.4 million, consideration £61 million).

During the year, 0.1 million ordinary shares with an aggregate nominal value of less than £0.1 million were allotted under employee share option schemes for a total consideration of £1 million (2006 – 0.6 million ordinary shares, nominal value £0.2 million, consideration £3 million; 2005 – 1.3 million ordinary shares, nominal value £0.4 million, consideration £6 million).

(b) Capital redemption reserve   During the year, the company purchased, and subsequently cancelled, 120 million ordinary shares with nominal value £35 million (2006 – nil; 2005 – 8.4 million ordinary shares, nominal value £2.4 million).

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

During the year ended 30 June 2006, the group revalued its available for sale investment in General Mills by £33 million through the fair value reserve, and this amount, in addition to the fair value adjustment of £148 million recognised on adoption of IAS 39 on 1 July 2005, was recycled to the income statement on the disposal of this investment.

The cumulative translation reserve decreased to £42 million at 30 June 2007 from £107 million at 30 June 2006 due to exchange differences that have arisen during the year. The exchange differences in the year on translation of foreign operations were offset by gains in respect of foreign currency borrowings and derivative financial instruments which form part of the group’s net investment in foreign operations of £199 million (2006 – gains of £52 million; 2005 – losses of £136 million in respect of foreign currency borrowings only).

(d)   Own shares   At 30 June 2007, own shares comprised: 33 million ordinary shares in the company, purchased for a consideration of £267 million, in respect of shares held by employee share trusts (2006 – 42 million ordinary shares, consideration £334 million; 2005 – 43 million ordinary shares, consideration £338 million); 271 million ordinary shares, purchased for a consideration of £2,240 million, in respect of shares repurchased as part of the company’s share buyback programmes and held as treasury shares (2006 – 250 million ordinary shares, consideration £2,049 million; 2005 – 86 million ordinary shares, consideration £649 million); and 10 million ordinary shares, purchased for a consideration of £93 million, held as treasury shares for hedging share scheme grants provided to employees during the year (2006 – 2 million ordinary shares, consideration £21 million; 2005 – nil, £nil).

Notes to the consolidated financial statements (continued)

26   Total equity – movements in capital and reserves (continued)

At 30 June 2007, employee share trusts funded by the group held shares in the company as follows: 30.2 million ordinary shares held in respect of long term incentive plans for executive directors and senior executives; and 2.5 million ordinary shares held in respect of grants under UK, Irish and US savings-related share option schemes. The market value of these shares at 30 June 2007 was £339 million (2006 – 41.5 million ordinary shares, market value £377 million; 2005 – 42.7 million ordinary shares, market value £351 million). Dividends are waived on all shares in the company owned by the employee share trusts.

During the year ended 30 June 2007, the company purchased 30 million ordinary shares, with an aggregate nominal value of £9 million, representing approximately 1% of the issued ordinary share capital (excluding treasury shares), to be held as treasury shares, for a consideration of £273 million (2006 – 166 million ordinary shares, nominal value £48 million, 6% of issued share capital, consideration £1,421 million; 2005 – 86 million ordinary shares, nominal value £25 million, 2.8% of issued share capital, consideration £649 million). These shares have not been cancelled, but are deducted from shareholders’ equity. Dividends are waived on these shares. In addition, the company utilised 1 million ordinary shares held as treasury shares, with an aggregate nominal value of £0.3 million and an historic purchase cost of £10 million, to satisfy options exercised by employees during the year (2006 and 2005 – nil, £nil, £nil).

(e)  Other retained earnings   Included in other retained earnings is a credit of £25 million (2006 – £26 million; 2005 – £28 million) in respect of the charge for the year to the income statement for share-based incentive plans.

(f)  Dividends

	2007	2006	2005
	£ million	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2006
19.15 pence per share (2005 – 18.2 pence; 2004 – 17.0 pence)	524	529	512
Interim dividend for the year ended 30 June 2007
12.55 pence per share (2006 – 11.95 pence; 2005 – 11.35 pence)	334	335	337
	858	864	849
Proposed final dividend for the year ended 30 June 2007
20.15 pence per share (2006 – 19.15 pence; 2005 – 18.2 pence)	523	524	529

The proposed final dividend was approved by the board of directors on 29 August 2007. As this was after the balance sheet date and is also subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences.

(g)  Minority interests   Included in minority interests at 1 July 2004 were non-equity interests comprising £312 million ($568 million) 9.42% cumulative guaranteed preferred securities issued by subsidiaries. These securities were classified as non-equity minority interests under UK GAAP and were redeemed during the year ended 30 June 2005 at a cost of £302 million.

27   Dividend income and other items

Dividend income and other items in the year ended 30 June 2007 included dividends received of £119 million (2006 – £115 million; 2005 – £115 million), the exceptional gain on the sale of the site of the former

Notes to the consolidated financial statements (continued)

27   Dividend income and other items (continued)

brewery at Park Royal of £40 million (2006 and 2005 – £nil) and the fair value charge in respect of share-based incentive plans of £25 million (2006 – £26 million; 2005 – £28 million).

28   Disposal of businesses

There were no significant business disposals in the year ended 30 June 2007.

Disposal of shares in General Mills   In November 2005, Diageo sold 25 million shares in General Mills resulting in a net cash inflow of £651 million. On 4 October 2004, Diageo sold 50 million shares in General Mills and transferred a further 4 million General Mills shares to the Diageo UK pension fund, resulting in a net cash inflow of £1,210 million.

Burger King   On 13 July 2005, Diageo received $212.5 million (£121 million) from Burger King in full repayment of the principal of the subordinated debt, together with cumulative interest of $54 million (£30 million) which is classified with other interest received in net cash from operating activities.

In the year ended 30 June 2005, net cash payments of £16 million were in respect of business disposals in prior years.

29   Purchase of businesses

	Net assets acquired and consideration
	Book	Fair value	2007	2006	2005
	value	adjustments	Fair value	Fair value	Fair value
	£ million	£ million	£ million	£ million	£ million
Brands	—	20	20	144	97
Property, plant and equipment	—	—	—	25	66
Other investments	—	—	—	—	7
Working capital	4	—	4	37	35
Deferred taxation	—	(3)	(3)	(50)	(25)
Bank overdrafts	(3)	—	(3)	—	(41)
Net identifiable assets and liabilities	1	17	18	156	139
Goodwill arising on acquisition			28	43	98
Minority interests			(1)	—	(11)
Consideration payable			45	199	226
Satisfied by:
Cash consideration paid			30	209	217
Contingent/deferred consideration payable/(receivable)			15	(10)	9
			45	199	226
Cash consideration paid for investments in subsidiaries			30	209	217
Cash consideration paid for investments in associates			48	—	—
Bank overdrafts acquired			3	—	41
Prior year purchase consideration adjustment			(11)	—	—
Net cash outflow			70	209	258

Notes to the consolidated financial statements (continued)

29   Purchase of businesses (continued)

The principal acquisition in the year ended 30 June 2007 was the Smirnov brand in Russia through a company in which Diageo holds a 75% stake, acquired on 3 July 2006 for approximately £28 million, with an agreement to acquire the remaining 25% at fair value from 2016, for which Diageo has provided £15 million as contingent consideration payable. Net assets acquired at fair value were £17 million with goodwill of £26 million arising on the acquisition. For the period since acquisition, sales of £8 million and an operating loss of £2 million are included within the income statement in respect of the Russian business.

Acquisitions of investments in associates in the year ended 30 June 2007 comprised:

•       The acquisition of a 43% equity stake in Sichuan Chengdu Quanxing Group Co Ltd, a company holding 39.48% of the equity in Sichuan ShuiJingFang Joint Stock Co Ltd, acquired on 27 January 2007 for £37 million.

•       Other acquisitions (aggregate consideration of £11 million) included minority interests in Stirrings LLC and London Group LLC.

In the year ended 30 June 2006, The “Old Bushmills” Distillery Company Limited was acquired on 25 August 2005 and the consideration paid was £209 million. In the year ended 30 June 2007, Diageo received £11 million following the settlement of working capital balances acquired.

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

30   Contingent liabilities and legal proceedings

(i)   Guarantees   In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£100 million) until November 2009. Including this guarantee, but net of the amount provided in the consolidated financial statements, at 30 June 2007 the group has given performance guarantees and indemnities to third parties of £106 million.

There has been no material change since 30 June 2007 in the group’s performance guarantees and indemnities.

(ii)   Colombian litigation   An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

Notes to the consolidated financial statements (continued)

30   Contingent liabilities and legal proceedings (continued)

(iii)  Alcohol advertising litigation   A number of similar putative class actions are pending in state and federal courts in the United States against Diageo plc, Diageo North America Inc and other Diageo entities, along with a large group of other beverage alcohol manufacturers, brewers and importers. All have been brought by the same national counsel. In each action, the plaintiffs seek to pursue their claims on behalf of parents and guardians of people under the legal drinking age who illegally bought alcohol beverages during the period from 1982 to the present. Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. Some complaints include additional claims based on conspiracy, nuisance and other legal theories. Diageo is unable to quantify meaningfully the possible loss or range of loss of which these actions may give rise. Diageo intends to defend itself vigorously against these claims.

(iv)  Turkish customs litigation   In common with other beverage alcohol importers, litigation is ongoing against Diageo’s Turkish subsidiary in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and duty payable on the beverage alcohol products sold in the domestic channel in Turkey. The matter involves multiple cases against Diageo’s Turkish subsidiary at various stages of litigation, including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court. Diageo’s Turkish subsidiary is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. Diageo’s Turkish subsidiary intends to defend its position vigorously.

(v)    Other   The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.

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

Associates   Transactions between the group and its associates were as follows:

•       Group sales include sales to associates of £6 million (2006 – £9 million; 2005 – £7 million) and operating costs include purchases from associates of £3 million (2006 – £nil; 2005 – £4 million).

•       There were no amounts receivable from or payable to associates at 30 June 2007 and 30 June 2006.

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

	2007	2006	2005
	£ million	£ million	£ million
Salaries and short term employee benefits	12	10	10
Non-executive directors’ fees	1	1	1
Share-based payments(a)	6	6	5
Other long term benefits	2	3	3
Post employment benefits(a)	3	3	2
	24	23	21

(a)           Non-executive directors do not receive share-based payments or post employment benefits.

Details are given in the directors’ remuneration report of the individual director’s remuneration and transactions between the group and key management personnel.

Pension plans   The Diageo pension plans are recharged with the cost of administration and professional fees paid for by the company in respect of the pension plans. The total amount recharged for the year was £17 million (2006 – £10 million; 2005 – £9 million).

32   Commitments

Capital expenditure   Commitments not provided for in these consolidated financial statements are estimated at £86 million (2006 – £56 million).

Operating lease commitments

	2007	2006
	£ million	£ million
Payments falling due:
Within one year	72	78
Between one and two years	64	68
Between two and three years	60	61
Between three and four years	50	57
Between four and five years	41	45
After five years	280	258
	567	567

33   Employee share compensation

The group uses a number of equity settled share plans to grant options and shares to its directors and employees. For the year ended 30 June 2007, the fair value charge to the consolidated income statement in respect of these plans was £25 million (2006 – £26 million; 2005 – £28 million).

Notes to the consolidated financial statements (continued)

33   Employee share compensation (continued)

Executive share option plans

(a)   Diageo executive share option plan (DSOP)   This scheme was introduced in December 1999 and grants options to executives at the market price on the date of grant. Options granted under this scheme may normally be exercised between three and 10 years after the date granted. There are no performance conditions to be satisfied although the top 100 senior executives are required to hold shares in Diageo plc.  US executives are granted options over the company’s ADSs (one ADS is equivalent to four ordinary shares).

(b)   Diageo senior executive share option plan (SESOP)   This scheme was introduced with effect from 1 January 2000 and grants options to senior executives at the market price on the date of grant. Options granted under the scheme cannot normally be exercised unless a performance condition is satisfied. The current performance condition is based on the increase in Diageo’s adjusted earnings per share (EPS) measure over a three year period. If the increase in this EPS measure is at least 15 percentage points greater than the increase in the RPI over the same period, then all the options can be exercised. If the increase in this EPS measure is at least 12 percentage points greater than that of the RPI but less than 15 percentage points, half of the options can be exercised. For options granted prior to October 2004, if the options fail either initial performance condition, the three year assessment period will be rolled forward by a year and a re-test carried out at that time. If the performance condition is satisfied, options can be exercised up to 10 years after the date of grant. For options granted from 1 October 2004, no re-testing is permitted. US executives are granted options over the company’s ADSs.

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

Notes to the consolidated financial statements (continued)

33   Employee share compensation (continued)

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

Executive share award plans

(a)   Total shareholder return (TSR) plan   Under the TSR plan, participants are granted a conditional right to receive shares. All conditional rights awarded vest after a three year period – the ‘performance cycle’ – subject to achievement of two performance tests. The primary performance test is a comparison of Diageo’s three year total shareholder return – the percentage growth in Diageo’s share price (assuming all dividends and capital distributions are reinvested) – with the TSR of a peer group of 17 other companies. TSR calculations are converted into a common currency (US dollars). The second performance test requires that the remuneration committee not recommend the release of awards unless it considers that there has been an underlying improvement in Diageo’s three year financial performance, typically measured by improvement in an adjusted earnings per share measure.

(b)   Discretionary incentive plan (DIP), formerly Diageo share incentive plan   The first awards were in the year ended 30 June 2000 to a small number of senior executives. The scheme involves awards of shares or ADSs over a three to five year period with performance criteria varying by employee.

Awards under the TSR plan and DIP were at nil award price.

Notes to the consolidated financial statements (continued)

33   Employee share compensation (continued)

For the three years ended 30 June 2007, the calculation of the fair value of each option and share award used the binomial (share option plans) and Monte Carlo (share award plans) option pricing models and the following weighted average assumptions:

	Executive		Executive
	share option	Savings	share award
	plans	plans	plans
2007
Weighted average assumptions
Risk free interest rate	4.9%	5.1%	5.0%
Expected life of the options	60 months	35 months	36 months
Expected volatility	18%	13%	—
Dividend yield	4.0%	3.7%	4.0%
Weighted average fair value of options/awards granted in the year	144p	200p	841p
Number of options/awards granted in the year	8.3 million	2.7 million	2.1 million
Fair value of all options/awards granted in the year	£12 million	£5 million	£18 million
2006
Weighted average assumptions
Risk free interest rate	4.2%	4.3%	4.2%
Expected life of the options	60 months	43 months	36 months
Expected volatility	30%	29%	—
Dividend yield	4.0%	4.0%	4.0%
Weighted average fair value of options/awards granted in the year	187p	224p	733p
Number of options/awards granted in the year	9.2 million	2.0 million	1.5 million
Fair value of all options/awards granted in the year	£17 million	£4 million	£11 million
2005
Weighted average assumptions
Risk free interest rate	4.6%	4.7%	4.6%
Expected life of the options	60 months	40 months	36 months
Expected volatility	30%	30%	—
Dividend yield	4.0%	4.0%	4.0%
Weighted average fair value of options/awards granted in the year	165p	214p	649p
Number of options/awards granted in the year	10.7 million	2.9 million	0.8 million
Fair value of all options/awards granted in the year	£18 million	£6 million	£5 million

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

Notes to the consolidated financial statements (continued)

33   Employee share compensation (continued)

Option holdings in the following tables are stated as ordinary share equivalents in pence. Options prices are translated at the following exchange rates; grants at actual exchange rates; exercises and cancellations at average exchange rates; and closing balances at year end exchange rates.

(i)    Outstanding options   Options over ordinary shares and over ADSs (US schemes only) outstanding at 30 June 2007 were as follows:

			Weighted
			average	Weighted
	Range of		remaining	average
	exercise	Number at	contractual	exercise
	prices	30 June	life	price
	pence	2007	months	pence
Executive share option plans	300-399	24,952	32	332
	400-499	1,318,071	44	456
	500-599	4,692,942	65	558
	600-699	9,669,008	75	643
	700-799	10,944,540	87	730
	800-899	7,916,367	105	842
	900-999	4,806,345	111	932
		39,372,225	86	726
Savings plans	400-499	133,545	22	498
	500-599	2,690,753	23	550
	600-699	2,295,418	27	641
	700-799	2,720,216	34	747
		7,839,932	28	644

The intrinsic value of an option is the amount by which the market value of the share at the balance sheet date exceeds the exercise price of the option.

(a)    For the executive share option plans, the intrinsic values of the options outstanding and exercisable at 30 June 2007 were £123 million and £60 million, respectively, and the intrinsic value of options exercised in the year ended 30 June 2007 was £31 million (2006 – £17 million; 2005 – £19 million). At 30 June 2007, options exercisable under these plans had a weighted average remaining contractual life of 63 months (2006 – 64 months; 2005 – 64 months).

(b)   For the savings plans, the intrinsic values of the options outstanding and exercisable at 30 June 2007 were £31 million and £0.4 million, respectively, and the intrinsic value of options exercised in the year ended 30 June 2007 was £12 million (2006 – £6 million; 2005 – £5 million). At 30 June 2007, options exercisable under these plans had a weighted average remaining contractual life of 2 months (2006 –1 month; 2005 – 2 months).

(c)    For the executive share award plans, the intrinsic value of the awards outstanding at 30 June 2007 was £45 million, and the fair value of shares vested in the year ended 30 June 2007 was £8 million (2006 – £4 million; 2005 – £7 million).

(d)   The tax benefit realised from options exercised during the year was £9 million.

Notes to the consolidated financial statements (continued)

33   Employee share compensation (continued)

(ii) Transactions on schemes   Transactions on the share option and share award plans and the weighted average grant date fair value for options and shares for the three years ended 30 June 2007 were as follows:

					Executive
	Executive				share award
	share option plans		Savings plans		plans
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	price	Number of
	options	pence	options	pence	awards
Balance outstanding at 1 July 2004	42,782,785	615	9,409,464	535	3,207,242
Granted	10,701,977	690	2,905,629	570	772,630
Exercised/awarded	(10,589,959)	555	(2,645,056)	517	(980,224)
Forfeited/expired	(1,196,964)	685	(682,120)	556	(248,999)
Balance outstanding at 30 June 2005	41,697,839	660	8,987,917	554	2,750,649
Granted	9,248,402	833	1,992,329	662	1,498,243
Exercised/awarded	(8,372,821)	645	(2,466,992)	488	(532,397)
Forfeited/expired	(1,212,827)	611	(665,862)	574	(300,911)
Balance outstanding at 30 June 2006	41,360,593	689	7,847,392	576	3,415,584
Granted	8,259,306	930	2,657,279	758	2,141,688
Exercised/awarded	(8,818,488)	641	(2,238,254)	526	(735,318)
Forfeited/expired	(1,429,186)	667	(426,485)	584	(464,747)
Balance outstanding at 30 June 2007	39,372,225	726	7,839,932	644	4,357,207
Number of options exercisable at:
30 June 2007	14,461,984	621	77,842	564
30 June 2006	13,412,979	583	92,899	546
30 June 2005	11,598,959	595	63,263	658

(iii)  Employee share trusts, potential issues of ordinary shares and voting rights

(a)    In order to hedge its obligations under the share option and share award plans, the group either purchases own shares directly and holds them as treasury shares, or it funds trusts to acquire shares in the company. Under IFRS and US GAAP, the shares held are accounted for as a deduction in arriving at shareholders’ equity. Call options are used to manage some of the group’s obligations. Dividends receivable by the employee share trusts on the shares are waived.

(b)   Shares used to satisfy the group’s obligations under the employee share plans can be newly issued shares, treasury shares or shares purchased on the open market by the employee share trusts.

(c)    Where shares held by employee share trusts have been allocated to employee share plan participants, they may exercise their voting rights. Where shares are held by employee share trusts and have not been allocated to participants, the trustee abstains from voting.

34   Adoption of IAS 39

The group adopted IAS 39 with effect from 1 July 2005, the principal impact of this standard being to change the carrying value of financial instruments in the group’s financial statements. In accordance with the exemption available in IFRS 1, the comparative information presented for the year ended 30 June 2005

Notes to the consolidated financial statements (continued)

34   Adoption of IAS 39 (continued)

does not comply with IAS 39 – Financial instruments: recognition and measurement, IAS 32 – Financial instruments: presentation and disclosure and IFRS 7 – Financial instruments: disclosures. Financial instruments for the year ended 30 June 2005 and as at 30 June 2005 have been recognised and presented in accordance with previous UK GAAP accounting policies.

The impact of adoption of IAS 39 on the balance sheet at 1 July 2005 (date of adoption) is set out in the following table:

	30 June	Impact of	1 July
	2005	IAS 39	2005
	£ million	£ million	£ million
Non-current assets
Investments in associates	1,261	(6)	1,255
Other investments	719	148	867
Other financial assets	32	152	184
Deferred tax assets	778	10	788
Other non-current assets	6,398	—	6,398
	9,188	304	9,492
Current assets	4,733	—	4,733
Total assets	13,921	304	14,225
Non-current liabilities
Borrowings	(3,677)	(67)	(3,744)
Other financial liabilities	(9)	(69)	(78)
Other non-current liabilities	(2,003)	—	(2,003)
	(5,689)	(136)	(5,825)
Current liabilities	(3,606)	(4)	(3,610)
Total liabilities	(9,295)	(140)	(9,435)
Net assets	4,626	164	4,790
Equity
Called up share capital and share premium	2,220	—	2,220
Other reserves	3,181	123	3,304
Retained deficit	(942)	41	(901)
Equity attributable to equity shareholders of the parent company	4,459	164	4,623
Minority interests	167	—	167
Total equity	4,626	164	4,790

35   Reconciliation to US generally accepted accounting principles

Diageo plc is a public limited company incorporated under the laws of England and Wales and the group’s consolidated financial statements are prepared in accordance with IFRS as adopted by the EU, which differs in certain respects from US GAAP. IFRS as adopted by the EU also differs in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, the consolidated financial statements for the periods presented would be no different had the group applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

Notes to the consolidated financial statements (continued)

35   Reconciliation to US generally accepted accounting principles (continued)

The differences between IFRS and US GAAP, in respect of net income and shareholders’ equity, are set out below:

Effect on net income of differences between IFRS and US GAAP:

Notes	2007	2006	2005
£ million	£ million	£ million
Net income attributable to equity shareholders of the parent company in accordance with IFRS	1,489	1,908	1,344
Adjustments to conform with US GAAP:
Inventories and land and buildings	(a)	(20)	(24)	(24)
Intangibles	(b)	(6)	(6)	(2)
Pensions and other post employment benefits	(c)	(130)	(96)	(6)
Derivative instruments in respect of General Mills shares	(d)	—	—	27
Financial instruments	(e)	78	(31)	(46)
Intercompany balances	(f)	30	(1)	14
Moët Hennessy	(g)	(5)	(7)	(16)
Disposal of General Mills shares	(h)	—	(92)	(160)
Disposal of tangible fixed assets and businesses	(i)	(9)	(1)	5
Burger King	(j)	—	18	(17)
Employee share options	(k)	(3)	(2)	9
Other items	10	(3)	29
Deferred taxation	(l)
– on above adjustments	26	(53)	36
– other	132	(181)	277
Net income before cumulative effect of accounting change	1,592	1,429	1,470
Cumulative effect of change in accounting principle, net of tax	(k)	—	(2)	—
Net income in accordance with US GAAP	1,592	1,427	1,470
Earnings per ordinary share in accordance with US GAAP	(m)
Basic earnings per ordinary share
Net income before cumulative effect of accounting change	59.2p	50.3p	49.5p
Cumulative effect of change in accounting principle, net of tax	—	(0.1)	p	—
Net income	59.2p	50.2p	49.5p
Diluted earnings per ordinary share
Net income before cumulative effect of accounting change	58.8p	50.1p	49.4p
Cumulative effect of change in accounting principle, net of tax	—	(0.1)	p	—
Net income	58.8p	50.0p	49.4p
Basic earnings per ADS after cumulative effect of accounting change	236.8p	200.8p	198.0p
Diluted earnings per ADS after cumulative effect of accounting change	235.2p	200.0p	197.6p

Notes to the consolidated financial statements (continued)

35   Reconciliation to US generally accepted accounting principles (continued)

Cumulative effect on shareholders’ equity of differences between IFRS and US GAAP:

		30 June	30 June
	Notes	2007	2006
		£ million	£ million
Equity attributable to equity shareholders of the parent company in accordance with IFRS		3,972	4,502
Adjustments to conform with US GAAP:
Inventories and land and buildings	(a)	115	144
Brands	(a),(b)	3,061	3,084
Goodwill	(a),(b)	3,163	3,201
Other intangibles	(a),(b)	4	16
Pensions and other post employment benefits	(c)	18	648
Financial instruments	(e)	(4)	(17)
Moët Hennessy	(g)	308	322
Employee share options	(k)	(6)	(8)
Other items		3	(14)
Deferred taxation	(l)
– on above adjustments		(1,244)	(1,380)
– other		(855)	(990)
Shareholders’ equity in accordance with US GAAP		8,535	9,508

A description of accounting differences between IFRS and US GAAP that are material to the group is set out below.

(a) Accounting for the merger of GrandMet and the Guinness Group   Under the transitional provisions of IFRS 1, the group has opted not to restate the accounting for business combinations that occurred prior to the date of transition to IFRS (1 July 2004) from that previously applied under UK GAAP. In the group’s primary financial statements, the merger of GrandMet and the Guinness Group has therefore been accounted for under merger accounting principles (pooling of interests), where the results, cash flows and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under US GAAP, the merger was accounted for as an acquisition of the Guinness Group by GrandMet with an effective acquisition date of 31 December 1997. Consequently the Guinness Group’s assets and liabilities, including land and buildings, were recorded at fair values on 31 December 1997. Under US GAAP, the excess of the consideration over the fair value of the net assets has been allocated firstly to identifiable intangible assets, including brands, based on their fair values, with the remainder allocated to goodwill. Fair value adjustments to the recorded amounts of inventories, net of deferred tax, are expensed in the period in which the inventory is sold.

(b) Brands, goodwill and other intangibles   Under both IFRS and US GAAP, significant owned brands acquired by the group are recorded on the balance sheet. Under IFRS, the group has written off goodwill and other intangible assets acquired up to 30 June 1998 direct to reserves in the period when acquired. All intangible assets acquired from 1 July 1998 have been capitalised in the balance sheet. Capitalised goodwill and other intangibles, apart from brands, acquired between 1 July 1998 and 30 June 2004 were amortised over their useful economic lives, up to a maximum of 20 years. From the date of transition to IFRS, goodwill and brands are not amortised but are subject to impairment tests at least annually.

Notes to the consolidated financial statements (continued)

35   Reconciliation to US generally accepted accounting principles (continued)

Under US GAAP, up to 30 June 2001, intangible assets have been capitalised in the balance sheet and amortised through the statement of income over their useful economic lives, not exceeding 40 years. On 1 July 2001, the group adopted the provisions of SFAS No.142 – Goodwill and Other Intangible Assets and ceased to amortise goodwill and brands from this date. Instead goodwill and brands have been subject to impairment tests at least annually, as under IFRS.

(c) Pensions and other post employment benefits   There are a number of significant differences between IFRS and US GAAP in accounting for pension and other post employment benefit costs that have an impact on the group:

(i) Under IFRS, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost is charged to operating profit. The interest cost (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using the fair value of assets) are charged/credited to other finance income in the income statement. The group has taken the option permitted under IFRS to include any amount arising from changes in the assumptions used for the actuarial valuation at the commencement of the period and those at the end of the period, and any differences between the actual and expected returns on the plan’s assets, in the statement of recognised income and expense. Under US GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost, the interest cost (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using a smoothed market value of assets) are all charged/credited to operating income. The cumulative amounts arising from changes in the assumptions used for the actuarial valuation at the commencement of the period and those at the end of the period, and any differences between the actual and expected returns on the plan’s assets, are amortised through operating income over the average remaining service lives of the employees. As there was an unrecognised loss under US GAAP at 30 June 2006, this led to an additional charge to operating income for the year ended 30 June 2007 of £95 million (2006 – £96 million; 2005 – £26 million) under US GAAP compared with IFRS.

(ii) The expected return on assets for the period is calculated using the fair value of assets under IFRS, but is calculated using a smoothed fair value of assets under US GAAP. This smoothing can lead to differences in the amount included in the statement of income from the expected return on investments in the pension funds. For the year ended 30 June 2007, the income was £324 million (2006 – £275 million; 2005 – £280 million) under IFRS, whereas it was £304 million (2006 – £298 million; 2005 – £347 million) under US GAAP. This amount is included in other finance income under IFRS, but in operating income under US GAAP.

(iii) Under IFRS, gains from curtailments are recognised immediately as a credit to the income statement, but under US GAAP, where net losses not previously recognised in the income statement exceed curtailment gains, the net loss is spread through the income statement over the average remaining service lives of the active members. In addition under US GAAP, any prior service cost not previously recognised in the income statement in respect of members involved in the curtailment must be recognised immediately as a charge to operating income. For the year ended 30 June 2006, this led to an additional charge to the income statement of £5 million (2005 – £40 million) under US GAAP compared with IFRS.

Notes to the consolidated financial statements (continued)

35   Reconciliation to US generally accepted accounting principles (continued)

(iv) There are some historical losses from past service costs that were not recognised immediately as a charge to operating income under US GAAP. These losses are amortised over the average remaining service lives of the employees. For the year ended 30 June 2007, this led to an additional charge to operating income of £15 million (2006 – £15 million; 2005 – £17 million) under US GAAP compared with IFRS.

(v) Under IFRS, the surplus or deficit in post employment plans at the balance sheet date is reported as part of the group’s consolidated net assets. On 30 June 2007, the group adopted SFAS No.158 – Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans for US GAAP reporting. Under SFAS No.158, the difference between the fair value of the plan assets and the projected benefit obligations of the plan is recognised as an asset or liability on the consolidated balance sheet, with changes in the funded status recognised through other comprehensive income. The adoption of SFAS No.158 has eliminated the difference in shareholders’ equity under IFRS and US GAAP, apart from if the post employment plan is in surplus. Under IFRS, the amount recognised is limited to the present value of any economic benefits available in the form of refunds or future contribution reductions, plus unrecognised actuarial losses and unrecognised past service costs, whereas under US GAAP there is no such restriction. Retrospective application of SFAS No.158 is not permitted and, at 30 June 2006, postretirement plans were accounted for under SFAS Nos.87, 88 and 106. Under SFAS Nos.87 and 106, only when the plan was in deficit, calculated on the plan’s accrued rather than projected liabilities, was the difference between the plan assets and liabilities included in the group’s consolidated net assets, with changes in the funded status recognised through other comprehensive income. If the plan was in surplus, the group’s consolidated net assets included a prepayment or provision which was the difference between the cumulative charges to operating income and the cumulative cash contributions made to the plan.

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

From 1 July 2005, following the adoption of IAS 39 – Financial instruments: recognition and measurement, under both IFRS and US GAAP, any changes in fair value of the options have been included in the statement of income. The options over the remaining 25 million ordinary shares expired in October 2005 and resulted in a gain of £8 million for the year ended 30 June 2006 under both IFRS and US GAAP.

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

From 1 July 2005, there are differences between IFRS and US GAAP in respect of the following items:

(i) For interest rate hedging, there are differences between hedge designation, effectiveness testing methods and IAS 39 transition requirements which result in:(a) some derivatives not being designated as hedges under US GAAP; (b) a lower level of ineffectiveness arising on those derivatives which can be designated as hedges under US GAAP; and (c) an adjustment being made to the hedged item for fair value hedges at transition to IAS 39 which is not made under US GAAP. As a result, under US GAAP, for the year ended 30 June 2007 this led to an additional credit to net interest of £12 million (2006 – £19 million charge) as compared with IFRS.

(ii) For cash flow hedging, at transition to IAS 39 all derivatives designated as cash flow hedges are considered as hedges prior to the transition date, while for US GAAP the hedge relationship starts from the time the hedge is documented, which in certain cases is the date that IAS 39 was first adopted. Therefore there are differences with respect to the amounts recognised in the hedging reserves and the amount recycled to the income statement at the time the hedged item matures. As a result, under US GAAP, for the year ended 30 June 2007 this led to an additional credit to operating income of £9 million (2006 – £13 million) as compared with IFRS.

(iii) For net investment hedging, there are differences between hedge designation and effectiveness testing requirements, and some loans and derivatives that are designated as hedges under IFRS are not designated as hedges under US GAAP. As a result, under US GAAP, for the year ended 30 June 2007 this led to an additional credit to net finance charges of £57 million (2006 – £25 million charge) as compared with IFRS.

(f) Intercompany balances   Under IFRS and US GAAP, exchange differences arising on long term intercompany balances, for which settlement is not planned nor likely to occur in the foreseeable future, are generally included as equity movements. However, under US GAAP, there is a restriction whereby one of the companies with the intercompany balance must have the same functional currency as the common parent company, and there must be no intermediate parent company with a different functional currency. Otherwise any exchange differences arising are taken to net income.

(g) Moët Hennessy   The operations of Moët Hennessy are conducted both through a partnership and through a limited company in which the group has 34% interests. Under both IFRS and US GAAP, the investments in Moët Hennessy are accounted for using the equity method of accounting but, as a result of applying accounting differences between IFRS and US GAAP, primarily in respect of accounting for the merger of GrandMet and the Guinness Group referred to in (a) above, the group’s share of the carrying values of the investments are different under IFRS and US GAAP. The group’s share of net income from Moët Hennessy is different between IFRS and US GAAP primarily in respect of accounting differences on fair value accounting for vines and grapes.

(h) Disposal of General Mills shares   Applying the accounting differences between IFRS and US GAAP resulted in different carrying values for the shares held in General Mills. As a consequence of these

Notes to the consolidated financial statements (continued)

35   Reconciliation to US generally accepted accounting principles (continued)

different values, different gains arose on the subsequent disposals of the shares in October 2004 and November 2005. Under IFRS, the investment in General Mills was classified as a non-current investment for the year ended 30 June 2005 at deemed cost and, on the adoption of IAS 39 on 1 July 2005, was reclassified as an available for sale security. Under US GAAP, the investment was held from 1 July 2004 as an available for sale security. Under both IFRS and US GAAP, available for sale securities are held on the balance sheet at fair value with changes in the fair value included in equity. On the disposal of the shares in General Mills, the amount included in equity in respect of the shares disposed of, representing the cumulative change in fair value, was included in net income.

(i) Disposal of tangible fixed assets and businesses   Applying the accounting differences between IFRS and US GAAP can result in changes to the carrying values of certain assets and liabilities. As a consequence of these different carrying values, including related tax balances, different gains or losses may arise on the subsequent disposal of the assets. In addition, the timing of the recognition of a loss on a disposal may be different under IFRS and US GAAP.

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

Under US GAAP, following the completion date, Diageo did not recognise profits of Burger King, nor interest receivable on the subordinated debt due from Burger King, in its income statement but, generally, reflected losses as an impairment charge against the assets retained in the balance sheet. On 13 July 2005, Burger King refinanced its external borrowings on a stand-alone basis, resulting in the release of Diageo from its obligations under the guarantee and the receipt by Diageo of amounts owed in respect of the subordinated debt and cumulative interest. As a consequence, under US GAAP, Burger King was accounted for as a disposal in the year ended 30 June 2006 and the cumulative deferred interest and cumulative translation adjustment in respect of Burger King were recognised in the income statement.

(k) Employee share options   From 1 July 2005, Diageo adopted the provisions of SFAS No. 123(R) – Share-Based Payment for its US GAAP reporting. As a consequence, for the two years ended 30 June 2007, the accounting treatment for equity classified employee stock options was the same under both IFRS and US GAAP. US GAAP has more stringent criteria than IFRS for determining whether a plan is classified as an equity or liability plan. Liability classified awards are re-measured to fair value at each balance sheet date until the award is settled, whereas equity classified awards are measured at grant date fair value and are not subsequently re-measured. Diageo’s senior executive share option plan (SESOP) is accounted for as a liability plan under US GAAP, whereas under IFRS it is treated as an equity plan. On adoption of SFAS No. 123(R) on 1 July 2005, Diageo revalued unvested awards in the SESOP plan and recognised a charge of £2 million net of tax in respect of the cumulative effect of the accounting change.

For the year ended 30 June 2005, under US GAAP, the group accounted for employee share options in compliance with APB Opinion No. 25 – Accounting for Stock Issued to Employees which differs in certain respects from IFRS. Under APB 25, compensation cost for fixed awards (being awards under which both the exercise price and the number of ordinary shares are fixed) is determined as the difference between the fair value of the ordinary shares at the date of the award and the amount the employee has to pay for the ordinary shares. Compensation cost for variable awards (including awards subject to future performance

Notes to the consolidated financial statements (continued)

35   Reconciliation to US generally accepted accounting principles (continued)

conditions) is measured as the difference between the market price at the period end and the exercise price and is based on the number of awards expected to vest.

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

In addition, under IFRS, deferred tax is based on the tax rates and laws that have been enacted, or substantially enacted, at the balance sheet date. For US GAAP, only tax rates and laws that have been enacted are taken into account. Other differences exist between IFRS and US GAAP, including differences in respect of share options and profit on the intra group sale of inventories.

IFRS requires deferred tax assets and liabilities to be disclosed as non-current items on the balance sheet. Under US GAAP, deferred tax assets and liabilities are classified between current and non-current depending on the items to which they relate or, where there is no underlying item, the period in which they are expected to reverse.

(m) Earnings per ordinary share   Under IFRS and US GAAP, the calculation of earnings per ordinary share is generally consistent and is based on the weighted average number of ordinary shares outstanding during the period. Earnings per American Depositary Share are calculated on the basis of one American Depositary Share representing four ordinary shares.

(n) Variable interest entitles   US GAAP requires the results, assets and liabilities of variable interest entities to be consolidated if the group is regarded as the primary beneficiary. The primary beneficiary is generally defined as the party whose variable interests absorb the majority of the expected losses or residual returns of the variable interest entity. The group has a number of joint arrangements with Moët Hennessy in France and the Far East, involved in the marketing and distribution of the group’s and Moët Hennessy’s premium drinks, where the group is regarded as the primary beneficiary, which have been consolidated. Under IFRS, the group only consolidates the attributable share of the results, assets and liabilities of the joint arrangements measured according to the terms of the arrangement.

For the year ended 30 June 2007, the consolidation of variable interest entities under US GAAP increased sales by £500 million (2006 – £437 million; 2005 – £303 million) and operating income by £44 million (2006 – £38 million; 2005 – £25 million) as compared with IFRS. This accounting difference has no effect on US GAAP net income or shareholders’ equity as compared with IFRS.

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

Applying the equity method of accounting under US GAAP for the year ended 30 June 2007 decreased sales by £128 million (2006 – £110 million; 2005 – £100 million) and operating income by £17 million (2006 – £19 million; 2005 – £16 million) as compared with IFRS. This accounting difference has no effect on US GAAP net income or shareholders’ equity as compared with IFRS.

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

In the year ended 30 June 2007, a tax benefit of £82 million arose from the recognition of capital losses arising on the prior year disposals of Pillsbury and Burger King, and a tax credit of £57 million arose following resolution with tax authorities of various audit issues (2005 – £20 million tax credit in respect of the Pillsbury disposal). In the year ended 30 June 2005, the group released a provision of £53 million in respect of the disposal of Burger King.

Under IFRS, the disposal of Burger King and the tax credits arising from the disposal of Pillsbury and Burger King have been classified in discontinued operations, consistent with the accounting for the original disposals. These transactions have been included in continuing operations or have been deferred under US GAAP.

Notes to the consolidated financial statements (continued)

35   Reconciliation to US generally accepted accounting principles (continued)

US GAAP statements of income for the three years ended 30 June 2007 are set out below:

	2007	2006	2005
	£ million	£ million	£ million
Sales	10,289	10,031	9,170
Excise duties	(2,424)	(2,431)	(2,272)
Net sales	7,865	7,600	6,898
Cost of sales	(3,314)	(3,248)	(2,834)
Gross profit	4,551	4,352	4,064
Selling, general and administrative expenses	(2,546)	(2,408)	(2,235)
Seagram integration	—	—	(30)
Thalidomide provision	—	—	(121)
Derivative instruments in respect of General Mills shares	—	(30)	27
Burger King	—	21	53
Disposal of other businesses	(1)	2	(2)
Other operating income	60	5	12
Operating income	2,064	1,942	1,768
Disposal of General Mills shares	—	89	61
Earnings from unconsolidated affiliates (net of tax)	201	177	150
Investment income	—	5	17
Interest expense and other finance charges	(351)	(263)	(205)
Interest income and other finance income	211	23	60
Income before income taxes	2,125	1,973	1,851
Income taxes	(434)	(462)	(313)
Minority interest charges	(99)	(82)	(68)
Net income before cumulative effect of accounting change	1,592	1,429	1,470
Cumulative effect of change in accounting principle, net of tax	—	(2)	—
Net income after cumulative effect of accounting change	1,592	1,427	1,470

Excise duties comprise £463 million (2006 – £468 million; 2005 – £417 million) of duties charged as tax on sales and £1,961 million (2006 – £1,963 million; 2005 – £1,855 million) of duties charged as production and importation taxes.

Research and development expenditure was written off to selling, general and administrative expenses in the year in which it was incurred. A taxation charge of £42 million (2006 – £39 million; 2005 – £41 million) in respect of the Moët Hennessy partnership is included in ‘income taxes’ under US GAAP and in ‘share of associates’ profits after tax’ under IFRS.

Notes to the consolidated financial statements (continued)

35   Reconciliation to US generally accepted accounting principles (continued)

Statement of comprehensive income under US GAAP   Under IFRS, the group presents a consolidated statement of recognised income and expense which is similar to a statement of comprehensive income required by US GAAP. Comprehensive income, under US GAAP, for the three years ended 30 June 2007 is as follows:

	2007
	Before tax	Tax	Net
	£ million	£ million	£ million
Net income	2,026	(434)	1,592
Exchange differences	(215)	17	(198)
Changes in fair value of cash flow hedges	54	(12)	42
Minimum pension liabilities	380	(113)	267
Comprehensive income	2,245	(542)	1,703

	2006			2005
	Before tax	Tax	Net	Before tax	Tax	Net
	£ million	£ million	£ million	£ million	£ million	£ million
Net income	1,889	(462)	1,427	1,783	(313)	1,470
Exchange differences and changes in fair value of hedges	32	(18)	14	185	—	185
Holding gains on available for sale securities
– unrealised gains/(losses) arising during the year	33	—	33	(80)	—	(80)
– realised gains reclassified to net income	(106)	—	(106)	(117)	—	(117)
Minimum pension liabilities	685	(120)	565	(361)	33	(328)
Comprehensive income	2,533	(600)	1,933	1,410	(280)	1,130

Notes to the consolidated financial statements (continued)

35   Reconciliation to US generally accepted accounting principles (continued)

Movements in US GAAP shareholders’ equity

	2007	2006	2005
	£ million	£ million	£ million
Shareholders’ equity in accordance with US GAAP at beginning of the year	9,508	9,853	10,287
Net income	1,592	1,427	1,470
Minimum pension liabilities (net of tax)	267	565	(328)
Net loss upon adoption of SFAS No. 158 (net of tax)	(413)	—	—
Dividends	(858)	(864)	(849)
New share capital issued	1	3	6
Net change in employee share trust arrangements (net of tax)	75	11	(11)
Repurchase of own shares	(1,481)	(1,428)	(710)
Gains/(losses) on available for sale securities	—	33	(80)
Realised gains on available for sale securities reclassified to income in the year	—	(106)	(117)
Exchange differences and changes in fair value of hedges (net of tax)	(156)	14	185
Shareholders’ equity in accordance with US GAAP at end of the year	8,535	9,508	9,853

US GAAP summary consolidated balance sheet

	2007	2006
	£ million	£ million
Current assets	5,455	5,026
Property, plant and equipment	2,055	2,057
Brands	7,116	7,336
Goodwill	3,318	3,333
Other intangible assets	39	55
Other long term assets	2,130	2,265
Total assets	20,113	20,072
Short term borrowings	1,567	775
Other current liabilities	2,777	2,650
Long term borrowings	4,132	4,016
Other long term liabilities	2,844	2,921
Minority interests	258	202
Shareholders’ equity	8,535	9,508
Total liabilities and shareholders’ equity	20,113	20,072

At 30 June 2007, capitalised software of £98 million (2006 – £72 million) is included above in property, plant and equipment on the US GAAP consolidated balance sheet, but is included in intangible assets on the IFRS consolidated balance sheet.

US GAAP cash flows   The group’s consolidated financial statements include a consolidated cash flow statement in accordance with IAS 7 – Cash flow statements. The objective and principles of IAS 7 are similar to those set out in the US accounting standard SFAS No. 95 – Statement of Cash Flows.

Notes to the consolidated financial statements (continued)

35   Reconciliation to US generally accepted accounting principles (continued)

However, under IAS 7, ‘cash’ for the purposes of the cash flow statement includes bank overdrafts. Under US GAAP, bank overdrafts are classified as borrowings and the movements thereon are included in financing activities. In addition, the accounting for variable interest entities and jointly controlled entities differs between IFRS and US GAAP, which changes the amounts included as cash and cash equivalents.

Calculated in accordance with SFAS No. 95, cash and cash equivalents at 30 June 2007 and 2006 were as follows:

	2007	2006
	£ million	£ million
Net cash and cash equivalents in the consolidated cash flow statement in accordance with IFRS	839	651
Adjustments to conform with US GAAP:
Bank overdrafts	46	48
Variable interest entities	67	33
Jointly controlled entities	(25)	(23)
Cash and cash equivalents in accordance with US GAAP	927	709

US GAAP taxation   An analysis of taxation expense in the US GAAP statement of income is as follows:

	2007	2006	2005
	£ million	£ million	£ million
Current tax expense	394	302	292
Deferred tax expense	40	160	21
Total taxation expense in the US GAAP statement of income	434	462	313

An analysis of deferred tax included in the US GAAP summary consolidated balance sheet is as follows:

	2007	2006
	£ million	£ million
Current assets	80	30
Other long term assets	18	37
Other current liabilities	(38)	(6)
Other long term liabilities	(1,964)	(1,986)
Net deferred tax liability	(1,904)	(1,925)

The components of deferred tax assets and liabilities under US GAAP are as follows:

	2007	2006
	£ million	£ million
Plant and equipment	(233)	(237)
Intangible assets	(1,972)	(2,018)
Postretirement benefit plans	135	104
Tax losses	21	19
Other temporary differences	145	207
Net deferred tax liability	(1,904)	(1,925)

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

An analysis of movements in intangible assets for the two years ended 30 June 2007 is as follows:

			Other
	Brands	Goodwill	intangibles	Total
	£ million	£ million	£ million	£ million
Cost
At 30 June 2005	7,829	3,614	169	11,612
Exchange differences	(53)	(14)	(1)	(68)
Additions	144	43	2	189
Adjustments to tax in respect of acquisitions	—	76	—	76
Reclassifications	16	(16)	—	—
Disposals	—	(1)	—	(1)
At 30 June 2006	7,936	3,702	170	11,808
Exchange differences	(259)	(44)	(1)	(304)
Additions	20	26	1	47
Transfers	—	—	(6)	(6)
At 30 June 2007	7,697	3,684	164	11,545
Amortisation
At 30 June 2005	606	369	105	1,080
Exchange differences	(6)	—	(1)	(7)
Provided during the year	—	—	11	11
At 30 June 2006	600	369	115	1,084
Exchange differences	(19)	(3)	—	(22)
Provided during the year	—	—	10	10
At 30 June 2007	581	366	125	1,072
Net book value
At 30 June 2007	7,116	3,318	39	10,473
At 30 June 2006	7,336	3,333	55	10,724
At 30 June 2005	7,223	3,245	64	10,532

The differences in the shareholders’ equity reconciliation between IFRS and US GAAP for brands, goodwill and other intangibles are attributable to historical cost differences of £3,642 million, £3,514 million and £106 million, respectively (2006 – £3,684 million, £3,554 million and £112 million, respectively), less differences on accumulated amortisation of £581 million, £351 million and £102 million, respectively

Notes to the consolidated financial statements (continued)

35   Reconciliation to US generally accepted accounting principles (continued)

(2006 – £600 million, £353 million and £96 million, respectively). In addition, differences in respect of unconsolidated affiliates amount to £40 million (2006 – £39 million). In segmental information, brands would be reported within ‘Corporate and other’.

An analysis of the net book value of goodwill by reporting segment is as follows:

	North America	Europe	Asia Pacific	International	Total
	£ million	£ million	£ million	£ million	£ million
At 30 June 2005	959	973	367	946	3,245
Exchange differences	(7)	3	(9)	(1)	(14)
Additions	—	43	—	—	43
Reclassifications and adjustments	78	(10)	(8)	—	60
Disposals	—	(1)	—	—	(1)
At 30 June 2006	1,030	1,008	350	945	3,333
Exchange differences	(20)	(8)	(12)	(1)	(41)
Additions	—	26	—	—	26
At 30 June 2007	1,010	1,026	338	944	3,318

The estimated amortisation expense for other intangibles for the succeeding five years ending 30 June is as follows: 2008 – £8 million, 2009 – £4 million, 2010 – £4 million, 2011 – £4 million and 2012 – £4 million.

Employee share compensation   For the year ended 30 June 2005, the group complied with APB Opinion No. 25 – Accounting for Stock Issued to Employees. From 1 July 2005, the group adopted the provisions of SFAS No. 123(R) – Share-Based Payment using the modified prospective transition method. Under this method, compensation expense, determined using the fair value of the underlying option or share, is charged to the income statement for new grants made in the year and any unvested grants made in prior years. Compensation expense is recognised on a straight-line basis over the vesting period of the share option or grant. For the year ended 30 June 2007, this resulted in a charge of £23 million (2006 – £23 million) included in selling, general and administrative expenses and £5 million (2006 – £5 million) in cost of goods sold. In accordance with the modified prospective transition method, the US GAAP financial information for the year ended 30 June 2005 has not been restated.

At 30 June 2007, there was £34 million (2006 – £34 million) of unrecognised compensation cost in respect of non vested share-based compensation granted under the various share option and share award plans. The cost is expected to be recognised over a weighted average period of two years.

For the year ended 30 June 2007, the cash received from employees in respect of the exercise of options was £74 million (2006 – £69 million; 2005 – £69 million).

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

Pension and other postretirement benefits   The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. The plans are generally of the defined benefit type. The significant plans are in the United Kingdom, Ireland, the United States and Canada. The principal plans are funded by payments to separately administered funds or insurance companies. Contributions are made by the group, on actuarial advice, to provide assets sufficient to cover the benefit entitlements of plan participants. Generally, benefits are based on a formula recognising length of service and earnings close to retirement.

The group also operates a number of plans which provide employees with postretirement insurance. The plans are generally unfunded. The liability in respect of these benefits is assessed by qualified independent actuaries under the projected unit method and is included in other long term liabilities. For all pension and other postretirement benefits, the measurement dates used to calculate the figures in the US GAAP financial information are the appropriate balance sheet dates.

The following weighted average assumptions were used to determine the benefit obligations for the group’s pension and other postretirement benefit plans at 30 June in the relevant year. The assumptions used to calculate the net periodic costs for the year to 30 June are based on the assumptions disclosed as at the previous 30 June:

	US plans			Non-US plans
	2007	2006	2005	2007	2006	2005
	%	%	%	%	%	%
Rate of general increase in salaries	3.3	3.4	3.0	4.2	3.9	3.9
Discount rate for plan liabilities	6.2	6.3	5.0	5.7	5.1	4.7
Expected long term rate of return on plan assets	7.4	7.4	6.5	7.2	7.3	6.9

For the UK and US plans, there are, in addition to the above percentages, age related promotional salary increases.

Notes to the consolidated financial statements (continued)

35   Reconciliation to US generally accepted accounting principles (continued)

The weighted average medical inflation for beneficiaries is 10% reducing by 0.5% per year to 5% (2006 – 9% reducing by 1% per year to 5%; 2005 – 10% reducing by 1% per year to 5%).

Where appropriate, the disclosures for the year ended 30 June 2007 in the following tables reflect the requirements of SFAS No. 158 – Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS Nos. 87, 88, 106 and 132(R).

The net periodic charges for all of the group’s pension and other postretirement benefits were as follows:

	Pension benefits			Other postretirement benefits
	2007	2006	2005	2007	2006	2005
	£ million	£ million	£ million	£ million	£ million	£ million
Service cost	(90)	(103)	(96)	(7)	(7)	(2)
Interest cost	(268)	(245)	(264)	(9)	(10)	(5)
Expected return on assets	304	297	347	—	—	—
Amortisation of
– unrecognised prior service cost	(15)	(15)	(16)	—	—	—
– unrecognised net loss	(94)	(94)	(27)	(1)	(2)	—
Terminations, curtailments and settlements	(4)	(3)	(22)	—	—	—
Net periodic charge	(167)	(163)	(78)	(17)	(19)	(7)
United Kingdom	(130)	(114)	(56)	—	(1)	(1)
Ireland	(17)	(28)	(2)	—	—	—
United States and other	(20)	(21)	(20)	(17)	(18)	(6)
	(167)	(163)	(78)	(17)	(19)	(7)

Notes to the consolidated financial statements (continued)

35   Reconciliation to US generally accepted accounting principles (continued)

The funded status of the group’s pension and other postretirement benefit plans under US GAAP was as follows:

	Pension benefits		Other postretirement benefits
	2007	2006	2007	2006
	£ million	£ million	£ million	£ million
Projected benefit obligations at beginning of the year	5,252	5,297	146	118
Exchange differences	(51)	10	(10)	(2)
Reclassification (to)/from other postretirement plans	—	(24)	—	24
Acquisition of businesses	—	9	—	—
Service cost	90	103	7	7
Interest cost	268	245	9	10
Actuarial (gain)/loss	(87)	(157)	14	—
Employee contributions	12	11	—	—
Benefits and expenses paid	(245)	(243)	(9)	(12)
Special termination settlements	4	1	—	—
Plan amendments	—	—	—	1
Projected benefit obligations at end of the year	5,243	5,252	157	146
Plan assets at fair value at beginning of the year	4,600	4,142	6	5
Exchange differences	(49)	6	—	—
Reclassification to other postretirement plans	—	(3)	—	—
Acquisition of businesses	—	6	—	—
Actual return on plan assets	574	584	1	—
Contributions by the group	85	97	10	10
Employee contributions	12	11	—	—
Benefits and expenses paid	(245)	(243)	(9)	(9)
Settlements	—	—	(2)	—
Plan assets at fair value at end of the year	4,977	4,600	6	6
Excess of benefit obligations over plan assets	(266)	(652)	(151)	(140)
Unrecognised prior service cost	—	59	—	4
Unrecognised net loss	—	1,224	—	19
	(266)	631	(151)	(117)
Accumulated other comprehensive income – minimum pension liability	—	(685)	—	—
	(266)	(54)	(151)	(117)

Notes to the consolidated financial statements (continued)

35   Reconciliation to US generally accepted accounting principles (continued)

An analysis of the assets and liabilities of the group’s pension and other postretirement benefit plans was as follows:

	Pension benefits		Other postretirement benefits
	2007	2006	2007	2006
	£ million	£ million	£ million	£ million
Assets
– United Kingdom	3,466	3,188	—	—
– Ireland	1,143	1,056	—	—
– United States and other	369	356	6	6
Liabilities
– United Kingdom	(3,718)	(3,715)	(20)	(21)
– Ireland	(1,125)	(1,148)	—	—
– United States and other	(401)	(389)	(137)	(125)
Excess of benefit obligations over plan assets	(266)	(652)	(151)	(140)

The amounts before deferred taxes recognised in the US GAAP consolidated balance sheet were as follows:

	Pension benefits		Other postretirement benefits
	2007	2006	2007	2006
	£ million	£ million	£ million	£ million
Other long term assets
– pension prepayment	73	284	1	—
– other assets	—	62	—	—
Other current liabilities	(3)	—	(8)	—
Other long term liabilities	(336)	(400)	(144)	(117)
	(266)	(54)	(151)	(117)

The total accumulated benefit obligation at 30 June 2007 was £4,857 million (2006 – £4,874 million). There are a number of pension plans where the plan assets are less than the accumulated benefit obligations at 30 June 2007. With respect to these plans, the aggregated projected benefit obligations, accumulated benefit obligations and fair value of plan assets were £3,985 million, £3,733 million and £3,649 million, respectively (2006 – £4,093 million, £3,855 million and £3,464 million, respectively).

The impact on the aggregated service cost and interest cost and on the projected benefit obligations of a 1% increase and a 1% decrease in future medical care inflation is as follows:

	2007	2006	2005
	£ million	£ million	£ million
Impact of 1% increase in medical care inflation rates:
Increase in aggregate of service cost and interest cost	1	2	1
Increase in projected benefit obligations at end of the year	13	13	13
Impact of 1% decrease in medical care inflation rates:
Decrease in aggregate of service cost and interest cost	(1)	(1)	(1)
Decrease in projected benefit obligations at end of the year	(11)	(12)	(11)

Notes to the consolidated financial statements (continued)

35   Reconciliation to US generally accepted accounting principles (continued)

The following table presents the effect of the adoption of SFAS No. 158 on the group’s consolidated balance sheet at 30 June 2007:

	Pension benefits			Other postretirement benefits
	Before		After	Before		After
	adoption of	Effect of	adoption of	adoption of	Effect of	adoption of
	SFAS No. 158	SFAS No. 158	SFAS No. 158	SFAS No. 158	SFAS No. 158	SFAS No. 158
	£ million	£ million	£ million	£ million	£ million	£ million
Other intangible assets	46	(46)	—	—	—	—
Other long term assets
– pension prepayment	303	(230)	73	—	1	1
– deferred taxation	—	(4)	(4)	23	(2)	21
Other current liabilities – postretirement	—	(3)	(3)	—	(8)	(8)
Other long term liabilities
– retirement benefit obligations	(105)	(231)	(336)	(120)	(24)	(144)
– deferred taxation	(33)	119	86	17	15	32
	211	(395)	(184)	(80)	(18)	(98)

The net reduction in accumulated other comprehensive income and shareholders’ equity at 30 June 2007 on adoption of SFAS No. 158 was £413 million.

The amounts recognised in accumulated other comprehensive loss at 30 June 2007, which have not been recognised as components of the net periodic charge for pension and other postretirement benefits, were as follows:

		Other post
	Pension	retirement
	benefits	benefits	Total
	£ million	£ million	£ million
Prior service cost	45	3	48
Net actuarial loss	760	27	787
	805	30	835
United Kingdom	509	(11)	498
Ireland	216	—	216
United States and other	80	41	121
	805	30	835

Notes to the consolidated financial statements (continued)

35   Reconciliation to US generally accepted accounting principles (continued)

It is estimated that the following amounts will be recognised in the net periodic charge for pension and other postretirement benefits in the year ending 30 June 2008:

		Other post
	Pension	retirement
	benefits	benefits	Total
	£ million	£ million	£ million
Prior service cost	12	—	12
Net actuarial loss	76	2	78
	88	2	90
United Kingdom	62	(1)	61
Ireland	14	—	14
United States and other	12	3	15
	88	2	90

New accounting standards and pronouncements in the United States

SFAS No. 155 – Accounting for Certain Hybrid Financial Instruments (an amendment of FASB Statements Nos. 133 and 140)   In February 2006, the FASB issued SFAS No. 155. This statement provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation, and requires that beneficial interests in securitised financial assets be analysed to determine whether they are free standing derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS No. 155 is effective for financial years beginning after 15 September 2006. The adoption of SFAS No. 155 is not expected to have a material effect on the results or net assets of the group.

SFAS No. 157 – Fair Value Measurements   In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. SFAS No. 157 addresses standardising the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as ‘the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date’. SFAS No. 157 is effective for financial years beginning after 15 November 2007, and interim periods within those financial years. The adoption of SFAS No. 157 is not expected to have a material effect on the results or net assets of the group.

SFAS No. 158 – Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans   In September 2006, the FASB issued SFAS No. 158, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R). SFAS No. 158 requires an employer that is a business entity and sponsors one or more single employer benefit plans to: (1) recognise the funded status of the benefit plan in its statement of financial position; (2) recognise as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognised as components of net periodic benefit cost; (3) measure defined benefit plan assets and obligations as of the date of the employer’s financial year end statement of financial position; and (4) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next financial year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations. The group adopted SFAS No. 158 with effect from 30 June 2007. As a result, under

Notes to the consolidated financial statements (continued)

35   Reconciliation to US generally accepted accounting principles (continued)

US GAAP, the group recognised a decrease of £281 million in total assets, an increase of £132 million in total liabilities, and an additional charge of £413 million to accumulated other comprehensive income.

SFAS No. 159 – Fair Value Option for Financial Assets and Financial Liabilities   In February 2007, the FASB issued SFAS No. 159. This statement expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial years beginning after 15 November 2007. The group has not designated any non-derivative financial assets or liabilities at fair value through profit or loss upon initial recognition under IFRS, and therefore does not expect to measure any financial instruments at fair value under the provisions of SFAS No. 159.

FIN 48 – Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109   In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with FASB Statement No. 109 – Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the group’s financial year ending 30 June 2008. The adoption of FIN 48 is not expected to have a material effect on the results or net assets of the group.

SAB 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements   In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), which provides interpretive guidance on how registrants should quantify misstatements when evaluating the materiality of financial statement errors. SAB 108 also provides transition accounting and disclosure guidance for situations in which there existed an error in prior period financial statements, the correction of which could be considered material in the current year, by allowing companies to restate prior period financial statements or recognise the cumulative effect of initially applying SAB 108 through an adjustment to opening retained earnings in the year of adoption. SAB 108 is effective for financial years ending after 15 November 2006. The adoption of SAB 108 had no impact on the group’s financial position, results of operations or cash flows.

Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the AICPA and the SEC are not believed by management to have a material impact on the group’s present or future consolidated financial statements.

36   Post balance sheet events

In the period 1 July 2007 to 29 August 2007, the company acquired and cancelled 24 million shares for a total consideration of £249 million including expenses.

Principal group companies

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

(a)           Directly owned by Diageo plc

(b)          French partnership

All percentages, unless otherwise stated, relate to holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.

Report of independent registered public accounting firm – internal controls

The Board of Directors and Shareholders of Diageo plc.

We have audited management’s assessment, included at ‘Corporate governance report—Management’s report on internal control over financial reporting’, that Diageo plc maintained effective internal control over financial reporting as of 30 June 2007 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Diageo plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Diageo plc maintained effective internal control over financial reporting as of 30 June 2007 is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Diageo plc maintained, in all material respects, effective internal control over financial reporting as of 30 June 2007 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Report of independent registered public accounting firm – internal controls (continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diageo plc as of 30 June 2007 and 2006 and the related consolidated income statements, consolidated statements of recognised income and expense, and consolidated cash flow statements for each of the years in the three year period ended 30 June 2007 and our report dated 29 August 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG Audit Plc

Chartered Accountants

London, England

29 August 2007

Unaudited computation of ratio of earnings to fixed charges and preferred share dividends

Under IFRS (unaudited)

	Year ended 30 June
	2007	2006	2005
	£ million	£ million	£ million
Earnings
Income before taxes on income, minority interests and discontinued operations	2,095	2,146	1,925
Less: Share of associates’ income other than 50% associates	(149)	(131)	(121)
Add: Dividend income receivable from associates other than 50% associates	119	106	104
Add: Fixed charges	400	284	325
Less: Preferred share dividends payable	—	—	(11)
	2,465	2,405	2,222
Fixed charges
Interest payable	378	261	289
Add: Preferred share dividends payable	—	—	11
Add: One third of rental expense for continuing operations	22	23	25
	400	284	325
	ratio	ratio	ratio
Ratio	6.2	8.5	6.8

Notes

1)               The IFRS fixed charges in the calculation of the ratio of earnings to fixed charges and preferred share dividends excludes interest on post employment plan liabilities.

2)               Interest payable for the year ended 30 June 2007 includes a £30 million charge (2006 – a £15 million charge) in respect of fair value adjustments to the group’s derivative instruments.

Unaudited computation of ratio of earnings to fixed charges and preferred share dividends (continued)

Under US GAAP (unaudited)

	Year ended 30 June
	2007	2006	2005	2004	2003
	£ million	£ million	£ million	£ million	£ million
Earnings
Income before income taxes from continuing operations	2,125	1,973	1,851	2,010	886
Less: Share of unconsolidated affiliates’ income other than 50% unconsolidated affiliates	(186)	(163)	(144)	(236)	(242)
Add: Dividend income receivable from unconsolidated affiliates other than 50% unconsolidated affiliates	119	106	104	219	57
Add: Fixed charges	373	286	241	266	672
Less: Preferred share dividends payable	—	—	(11)	(32)	(35)
	2,431	2,202	2,041	2,227	1,338
Fixed charges
Interest payable	351	263	205	210	609
Add: Preferred share dividends payable	—	—	11	32	35
Add: Share of 50% unconsolidated affiliates’ interest payable	—	—	—	2	1
Add: One third of rental expense for continuing operations	22	23	25	22	27
	373	286	241	266	672
	ratio	ratio	ratio	ratio	ratio
Ratio	6.5	7.7	8.5	8.4	2.0

Note

Interest payable under US GAAP includes a charge of £21 million in respect of fair value adjustments to the group’s derivative instruments (2006 – a charge of £31 million; 2005 – a credit of £75 million; 2004 – a credit of £164 million; 2003 – a charge of £88 million).

Additional information for shareholders

Legal proceedings

(i) Colombian litigation   An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

(ii) Alcohol advertising litigation   A number of similar putative class actions are pending in state and federal courts in the United States against Diageo plc, Diageo North America Inc and other Diageo entities, along with a large group of other beverage alcohol manufacturers, brewers and importers. All have been brought by the same national counsel. In each action, the plaintiffs seek to pursue their claims on behalf of parents and guardians of people under the legal drinking age who illegally bought alcohol beverages during the period from 1982 to the present. Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. Some complaints include additional claims based on conspiracy, nuisance and other legal theories. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these actions may give rise. Diageo intends to defend itself vigorously against these claims.

(iii) Turkish customs litigation   In common with other beverage alcohol importers, litigation is ongoing against Diageo’s Turkish subsidiary in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and duty payable on the beverage alcohol products sold in the domestic channel in Turkey. The matter involves multiple cases against Diageo’s Turkish subsidiary at various stages of litigation, including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court. Diageo’s Turkish subsidiary is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. Diageo’s Turkish subsidiary intends to defend its position vigorously.

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

Share capital

As at 12 September 2007, Diageo had an authorised share capital of 5,329 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £1,542 million, and an allotted and fully paid share capital of 2,905 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £841 million (including treasury shares and shares owned by the employee share trusts).

Additional information for shareholders (continued)

Share capital (continued)

Major shareholders   At 12 September 2007, the following substantial interests (3% or more) in the company’s ordinary share capital (voting securities) had been notified to the company.

	Number of	Percentage of issued	Date of
	ordinary	ordinary share capital	notification
Shareholder	shares	(excluding treasury shares)	of interest
Capital Research and Management Company (indirect holding)	155,553,200	5.78%	15 March 2007
Legal & General Group Plc (direct holding)	93,705,584	3.46%	14 February 2007

The company has not been notified of any other substantial interests in its securities. The company’s substantial shareholders do not have different voting rights. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government. Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company.

As at the close of business on 12 September 2007, 497,111,473 ordinary shares, including those held through ADSs, were held by approximately 2,674 holders (including American Depositary Receipt (ADR) holders) with registered addresses in the United States, representing approximately 19% of the outstanding ordinary shares (excluding treasury shares). At such date, 124,053,665 ADSs were held by 1,921 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet or Guinness Group ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

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

Additional information for shareholders (continued)

Share capital (continued)

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

	Per ordinary share		Per ADS
	High	Low	High	Low
	pence	pence	$	$
Year ended 30 June
2003	851	582	52.36	38.00
2004	780	625	57.38	40.59
2005	824	658	60.96	48.58
2006	928	777	68.98	55.11
2007	1094	895	86.79	65.83
Three months ended
September 2005	829	777	61.46	55.11
December 2005	862	816	60.34	57.34
March 2006	928	823	65.33	58.84
June 2006	919	865	68.98	62.35
September 2006	963	895	72.92	65.83
December 2006	1010	941	79.88	70.77
March 2007	1048	966	82.23	75.39
June 2007	1094	1032	86.79	81.61
2007 monthly
January	1017	980	79.53	76.78
February	1048	1000	82.23	78.77
March	1030	966	80.95	75.39
April	1059	1032	84.40	81.61
May	1080	1058	85.50	83.79
June	1094	1037	86.79	82.76
July	1055	990	85.73	80.74
August	1073	973	85.98	77.29
Up to 12 September	1070	1032	86.20	83.75

At close of business on 12 September 2007, the market prices for ordinary shares and ADSs were 1050 pence and $85.53 espectively.

Memorandum and articles of association

The following description summarises certain provisions of Diageo’s memorandum of association and of its articles of association (as adopted by special resolution at the Annual General Meeting on 18 October 2005) and applicable English law concerning companies (the Companies Acts), in each case as at

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

13 August 2007. This summary is qualified in its entirety by reference to the Companies Acts and Diageo’s memorandum and articles of association. Information on where investors can obtain copies of the memorandum and articles of association is provided under ‘Additional information for shareholders – Documents on display’ below.

A resolution will be put to the Annual General Meeting to be held on 16 October 2007 to amend the articles of association. The proposed changes derive from new statutory requirements and are ‘good housekeeping’ in nature, covering electronic communications with shareholders (updating the power), retirement of directors aged 70 or more (deleting the requirement) and certain matters relating to joint holders of shares and corporate representatives (reflecting changes in the law). If adopted, the changes will be reflected in the summary of the articles which will appear in the 2008 Annual Report.

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

Directors   Diageo’s articles of association provide for a board of directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three directors and not more than 25 directors, who shall manage the business and affairs of Diageo. Directors may be elected by the members in a general meeting or appointed by the board of directors. At each annual general meeting at least one-third of the directors, representing those directors who have been in office the longest since their last election, and, in addition, any directors appointed by the board of directors since the last annual general meeting are required to resign and are then reconsidered for election, assuming they wish to stand for re-election. At present, any directors aged 70 or more at the date of the annual general meeting are also required to resign and submit themselves for re-election (assuming they wish to stand for re-election) at each annual general meeting, but amendments to the articles of association to be put to the 2007 Annual General Meeting will remove this requirement.

Under Diageo’s articles of association, a director cannot vote in respect of any proposal in which the director, or any person connected with the director, has a material interest. However, this restriction on voting does not apply to resolutions (a) giving the director any guarantee, security or indemnity in respect of obligations or liabilities incurred for the benefit of Diageo, (b) giving any guarantee, security or indemnity to a third party in respect of obligations of Diageo for which the director has assumed responsibility under an indemnity or guarantee or by the giving of security, (c) relating to an offer of securities of Diageo in which the director participates or may participate as a holder of shares or other securities or in the underwriting, (d) relating to any contract in which the director is interested by virtue of the director’s interest in securities of Diageo or by reason of any other interest in or through Diageo, (e) concerning any other company in which the director is directly or indirectly interested, provided that the director does not own 1% or more of that company, (f) relating to the arrangement of any employee benefit (including any retirement benefit plan) in which the director will share equally with other employees, (g) relating to any insurance that Diageo purchases or maintains for its directors or any group

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

of people, including directors, (h) giving the director an indemnity where all the other directors are being offered indemnities on substantially the same terms, and (i) for the funding by Diageo of the director’s expenditure on defending proceedings or the doing by Diageo of anything to enable the director to avoid incurring such expenditure where all the other directors are being offered substantially the same arrangements.

Under the articles of association, compensation awarded to executive directors may be decided by the board or any authorised committee of the board. The remuneration committee is responsible for making recommendations to the board concerning matters relating to remuneration policy. It is comprised of all the non-executive directors except for Lord Blyth.

The directors are empowered to exercise all the powers of Diageo to borrow money, subject to the limitation that the aggregate amount of all net external borrowings of the group outstanding at any time shall not exceed an amount equal to twice the aggregate of the group’s adjusted capital and reserves calculated in the manner prescribed in the articles of association, unless sanctioned by an ordinary resolution of Diageo’s shareholders. Directors are not required to hold any shares of Diageo as a qualification to act as a director.

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

Voting rights   Voting at any general meeting of shareholders is by a show of hands unless a poll is duly demanded. On a show of hands, every shareholder who is present in person at a general meeting (and every proxy appointed by a shareholder and present at a general meeting) has one vote regardless of the number of shares held by the shareholder (or represented by the proxy). On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder (the deadline for exercising voting rights by proxy is set out in the form of proxy). A poll may be demanded by any of the following:

•       the chairman of the meeting;

•       at least three shareholders entitled to vote and present in person or by proxy at the meeting;

•       any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to attend and vote at the meeting; or

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

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

Matters are transacted at general meetings of Diageo by the proposing and passing of three kinds of resolutions:

•       ordinary resolutions, which include resolutions for the election, re-election and removal of directors, the approval of financial statements, the declaration of final dividends, the appointment and re-appointment of the external auditor, the increase of authorised share capital and the grant of authority to allot shares;

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

Disclosure of interests in Diageo’s shares   There are no provisions in the articles of association whereby persons acquiring, holding or disposing of a certain percentage of Diageo’s shares are required to make disclosure of their ownership percentage, although there are such requirements under the Companies

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

Acts. The basic disclosure requirement under Part 6 of the Financial Services and Markets Act 2000 and Rule 5 of the Disclosure and Transparency Rules made by the Financial Services Authority imposes a statutory obligation on a person to notify Diageo and the Financial Services Authority of the percentage of the voting rights in Diageo he directly or indirectly holds or controls, or has rights over, through his direct or indirect holding of certain financial instruments, if the percentage of those voting rights:

•       reaches, exceeds or falls below 3% and/or any subsequent whole percentage figure as a result of an acquisition or disposal of shares or financial instruments; or

•       reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to shares in Diageo.

The Disclosure and Transparency Rules set out in detail the circumstances in which an obligation of disclosure will arise, as well as certain exemptions from those obligations for specified persons.

Under section 793 of the Companies Act 2006, Diageo may, by notice in writing, require a person that Diageo knows or has reasonable cause to believe is or was during the three years preceding the date of notice interested in Diageo’s shares to indicate whether or not that is the case and, if that person does or did hold an interest in Diageo’s shares, to provide certain information as set out in that Act.

The Disclosure and Transparency Rules further deal with the disclosure by persons of interests in shares or debentures of the companies of which they are directors and certain associated companies.

The City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

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

Repurchase of shares   Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo’s issued share capital. Diageo currently has shareholder authority to buy back up to 278,571,000 ordinary shares during the period up to the next annual general meeting. The minimum price which must be paid for such shares is 28 101/108 pence and the maximum price is the higher of:(i) an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five preceding business days; and (ii) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange Official List at the time the purchase is carried out.

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

Documents on display

The latest Annual Report, the Annual Review and any related documents of the company may be inspected at the Securities and Exchange Commission’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the public reference room can be obtained by calling the Securities and Exchange Commission at 1 800 SEC 0330.

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

Additional information for shareholders (continued)

Taxation (continued)

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

•       a US holder (as defined below) whose functional currency is not the US dollar; or

•       a partnership.

For UK tax purposes, this section applies only to persons who are the absolute beneficial owners of their shares or ADSs and who hold their shares or ADSs as investments. It assumes that holders of ADSs will be treated as holders of the underlying ordinary shares. In addition to those persons mentioned above, this section does not apply to holders that are banks, regulated investment companies, other financial institutions or to persons who have or are deemed to have acquired their ordinary shares or ADSs in the course of an employment. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of the United Kingdom, all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income and Capital Gains (the Treaty). These laws are subject to change, possibly on a retroactive basis.

In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, and taking into account this assumption, for US federal income tax purposes and for the purposes of the Treaty, holders of ADRs evidencing ADSs will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs , and ADRs for shares, generally will not be subject to US federal income tax or to UK tax on profits or gains.

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

Additional information for shareholders (continued)

Taxation (continued)

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

The dividend must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the United States, and dividends paid in taxable years beginning before 1 January 2007 generally will be ‘passive’ or ‘financial services’ income, while dividends paid in taxable years beginning after 31 December 2006 will generally be ‘passive’ or ‘general’ income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder. The amount of the dividend distribution that must be included in income of a US holder will be the US dollar value of the pence payments made, determined at the spot UK sterling/US dollar foreign exchange rate on the date the dividend distribution is included in income, regardless of whether the payment is in fact converted into US dollars . Generally , any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars

Additional information for shareholders (continued)

Taxation (continued)

will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes . Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

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

UK inheritance tax   An ordinary share or ADS held by an individual shareholder who is domiciled in the United States for the purposes of the Convention between the United States and the United Kingdom relating to estate and gift taxes (the Convention) and is not a UK national as defined in the Convention will not be subject to UK inheritance tax on the individual’s death (whether held on the date of death or gifted during the individual’s lifetime) except where the ordinary share or ADS is part of the business property of a UK permanent establishment of the individual or pertains to a UK fixed base of an individual who performs independent personal services. The Convention generally provides for inheritance tax paid in the United Kingdom to be credited against federal gift or estate tax payable in the United States, or for federal gift or estate tax paid in the United States to be credited against any inheritance tax payable in the

Additional information for shareholders (continued)

Taxation (continued)

United Kingdom, based on priority rules set forth in the Convention, in a case where an ordinary share or ADS is subject both to UK inheritance tax and to US federal gift or estate tax.

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

Diageo plc
(Registrant)
/s/ NC ROSE
NC Rose
Chief financial officer
17 September 2007

Exhibits

1.1	Memorandum and Articles of Association of Diageo plc (incorporated by reference to Diageo plc’s Form F-3 filed on 27 March 2006) (Commission File No. 333-132732)
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

4.2	Service Agreement, between Diageo plc and Paul S. Walsh, dated 1 November 2005 (incorporated by reference to Diageo plc’s Form 20-F dated 25 September 2006) (Commission File No. 1-10691)
4.3	Service Agreement, among Diageo plc and Nicholas C. Rose, dated 14 February 2006 (incorporated by reference to Diageo plc’s Form 20-F dated 25 September 2006) (Commission File No. 1-10691)
4.4

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

4.7	Form of Service Agreement for Diageo plc’s executives in the United Kingdom dated as of 1 July 2006
4.8	Form of Service Agreement for Diageo plc’s executives in the United States dated as of 1 July 2006
4.9	The Diageo plc Senior Executive Share Option Plan dated as of 7 February 2007
4.10	The Diageo plc Executive Share Option Plan Rules dated as of 7 February 2007
4.11

The Diageo plc Associated Companies Share Option Plan (incorporated by reference to Exhibit 2.2 to Diageo plc’s Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))

4.12	Diageo plc Long Term Incentive Plan Rules dated as of 7 December 2007
4.13	The Discretionary Incentive Plan dated as of 7 February 2007

Exhibits (continued)

7.1	Description of ratio of earnings to fixed charges (incorporated by reference to pages 208 and 209 in the Annual Report)
8.1	Principal group companies (incorporated by reference to page 205 in the Annual Report)
12.1	Certification of Paul S. Walsh filed pursuant to 17 CFR 240.13a-14(a)
12.2	Certification of Nicholas C. Rose filed pursuant to 17 CFR 240.13a-14(a)
13.1	Certification of Paul S. Walsh furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350(a) and (b)
13.2	Certification of Nicholas C. Rose furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350(a) and (b)
15.1	Consent of independent registered public accounting firm

Cross reference to Form 20–F

The information in this document that is referenced in the following table and the cautionary statement concerning forward–looking statements on pages 25 and 26 is included in Diageo’s 2007 Form 20–F and is filed with the Securities and Exchange Commission (SEC).

Item	Required item in 20–F	Page
Part I
1.	Identity of directors, senior management and advisers
Not applicable
2.	Offer statistics and expected timetable
Not applicable
3.	Key information
	Historical information	1–6
	Risk factors	20–24
4.	Information on the company
	Business description	7–26
	Principal group companies	205
4A.	Unresolved Staff Comments
Not applicable
5.	Operating and financial review and prospects
	Business review	27–63
	Trend information	63
	Liquidity and capital resources	64–67
	Contractual obligations	68
	Off–balance sheet arrangements	68
	Critical accounting policies	72–74
	Adoption of IFRS	74–75
	New accounting standards	75–77
6.	Directors, senior management and employees
	Directors and senior management	78–81
	Directors’ remuneration report	82–97
	Corporate governance report – Board of directors	98–100
	Audit committee	100
	Remuneration committee	102
	Directors’ report – Directors	110
	Employees	16–17
7.	Major shareholders and related party transactions
	Related party transactions	176–177
	Major shareholders	212
8.	Financial information
	Dividends	4
	Report of independent registered public accounting firm	114
	Consolidated primary financial statements	115–118
	Accounting policies	119–124
	Notes to the consolidated financial statements	125–204

Cross reference to Form 20–F (continued)

	Principal group companies	205
	Legal proceedings	210
9.	The offer and listing
	Trading market for shares	212
10.	Additional information
	Material contracts	210–211
	Share capital	211–213
	Memorandum and articles of association	213–218
	Exchange controls	218
	Documents on display	218
	Taxation	218–222
11.	Quantitative and qualitative disclosures about market risk
	Risk management	69–71
	Market risk sensitivity analysis	71
12.	Description of securities other than equity securities
Not applicable
Part II
13.	Defaults, dividend arrearages and delinquencies
Not applicable
14.	Material modifications to the rights of security holders and use of proceeds
Not applicable
15.	Controls and procedures
	Filings assurance committee	103–104
	Management’s report on internal control over financial reporting	107–108
	Report of independent registered public accounting firm – internal controls	206–207
	Internal control and risk management	104–105
16A.	Audit committee financial expert
	Audit committee	100
16B.	Code of ethics
	Compliance programme	105
16C.	Principal accountant fees and services
	Auditor fees	132–133
16D.	Exemption from the listing standards for audit committees
Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers
	Capital repayments	65–66
	Purchases of own shares	110
17.	Financial statements
Not applicable

Cross reference to Form 20–F (continued)

Part III
18.	Financial statements
	Report of independent registered public accounting firm	114
	Consolidated primary financial statements	115–118
	Accounting policies	119–124
	Notes to the consolidated financial statements	125–204
	Principal group companies	205
19.	Exhibits	224–225
Additional information
New York Stock Exchange corporate governance rules		108–109
Unaudited computation of ratio of earnings to fixed charges and preferred
share dividends		208–209
Glossary of terms and US equivalents		229

It is possible to read and copy documents that have been filed by Diageo plc with the U.S. Securities and Exchange Commission (SEC) at the SEC’s public reference room, located at 100 F St. N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges. Filings with the SEC are also available to the public from commercial document retrieval services and on the web site maintained by the SEC at www.sec.gov.

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
Excise duty

Tax charged by a sovereign territory on the production, manufacture, sale or distribution of selected goods (including imported goods) within that territory. Excise duties are generally based on the quantity or alcohol content of goods, rather than their value, and are typically applied to alcohol products and fuels.

Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Free cash flow	Net cash flow from operating activities, and net purchase and disposal of investments and property, plant and equipment
Freehold	Ownership with absolute rights in perpetuity
GAAP	Generally accepted accounting principles
Group and Diageo	Diageo plc and its consolidated subsidiaries
IFRS	International Financial Reporting Standards as endorsed and adopted for use in the European Union
Impact Databank	An international data resource for the beverage alcohol industry that is independent from industry participants
Merger accounting	Pooling of interests
Net asset value	Book value
Noon buying rate	Buying rate at noon in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York
Operating profit	Net operating income
Organic movement	At level foreign exchange rates and after adjusting for exceptional items, acquisitions and disposals for continuing operations
Own shares	Treasury stock
Pound sterling, sterling, £, pence, p	UK currency
Profit	Earnings
Profit and loss account	Statement of income/accumulated earnings
Profit for the year	Net income
Provisions	Accruals for losses/contingencies
Recognised income and expense	Comprehensive income
Redundancy charges	Early release scheme expenses
Reserves	Accumulated earnings, other comprehensive income and additional paid in capital
RPI	UK retail prices index
Scrip dividend	Stock dividend
SEC	US Securities and Exchange Commission
Share premium	Additional paid in capital or paid in surplus
Shareholders’ funds	Shareholders’ equity
Shares	Common stock
Shares and ordinary shares	Diageo plc’s ordinary shares
Shares in issue	Shares issued and outstanding
Trade and other payables	Accounts payable and accrued liabilities
Trade and other receivables	Accounts receivable (net)
US dollar, US$, $, ¢	US currency