Form 20-F/A
period 2007-06-30
DIAGEO PLC
filed 2008-03-05
CIK 835403

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

Amendment No. 1
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 30 June 2007

Commission file number: 1-10691

DIAGEO plc
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)

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

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 2,931,085,864 ordinary shares of 28 101/108 pence each.

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

Yes    ☒                            No    ☐

         Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    ☒           Accelerated filer    ☐           Non-accelerated filer    ☐

         Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

         U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

         If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17    ☐                      Item 18    ☐

         If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    ☐                            No    ☒

         This document and the Annual Report on Form 20-F filed with the SEC on 17 September 2007 (the "Original 20-F") comprise the annual report on Form 20-F for the year ended 30 June 2007 of Diageo plc (the 2007 Form 20-F). Reference is made in the Original 20-F to the cross reference to Form 20-F table on pages 226 to 228 thereof (the Form 20-F Cross reference table). The 2007 Form 20-F includes only (i) the information in the Original 20-F that is referenced in the Form 20-F Cross reference table (except to the extent such information is amended herein), (ii) the cautionary statement concerning forward-looking statements on pages 25 and 26 of the Original 20-F, (iii) the Exhibits to the Original 20-F, and (iv) the entirety of this amendment, and only those materials shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statements on Form F-3 (File Nos. 333-10410, 333-14100, 333-110804 and 333-132732) and Registration Statements on Form S-8 (File Nos. 333-08090, 333-08092, 333-08094, 333-08096, 333-08098, 333-08102, 333-08104, 333-08106, 333-09770, 333-11460 and 333-11462), and any other documents, including documents filed by Diageo plc pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2007 Form 20-F.

Contents

2	Explanatory Note
3	Consolidated financial statements
4	Report of independent registered public accounting firm
5	Consolidated income statement
6	Consolidated statement of recognised income and expense
7	Consolidated balance sheet
8	Consolidated cash flow statement
9	Accounting policies of the group
15	Notes to the consolidated financial statements
100	Principal group companies
Exhibits
Exhibit 12.3
Exhibit 12.4
Exhibit 13.3
Exhibit 13.4
Exhibit 15.2

Explanatory Note

The sole purpose of this amendment to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2007 is to amend the consolidated financial statements that were originally approved on 29 August 2007 to include an unreserved and explicit statement of compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as well as to include a re-issued audit report on the consolidated financial statements that includes an opinion on compliance with IFRS as issued by the IASB.

        In its Form 20-F filed on 17 September 2007 Diageo plc stated in the 'basis of preparation' note that it prepared its consolidated financial statements in accordance with IFRS as endorsed and adopted for use in the European Union (EU). The company stated in Note 35 to its consolidated financial statements that it had prepared its consolidated financial statements in accordance with IFRS as adopted by the EU and that the consolidated financial statements would have been no different had the group applied IFRS as issued by the IASB.

        The amendment to Item 18 revises the 'basis of preparation' portion of the accounting policies of the Group to provide an unreserved and explicit statement of compliance with IFRS as issued by the IASB and also revises Note 35 to give an unreserved and explicit statement as to compliance with IFRS as issued by the IASB. A re-issued audit report dated 29 August 2007 is also included whereby KPMG Audit Plc have opined as to compliance with IFRS as issued by the IASB, as stated therein.

        Material information as to events occurring subsequent to 29 August 2007 is disclosed in Diageo plc's current reports on Form 6-K dated 5 March 2008, which are incorporated by reference herein.

        Diageo plc is including certain mandatory certifications of the chief executive officer and the chief financial officer, which are included as Exhibits.

        This amendment amends 'Item 18 – Financial Statements' and 'Item 19 – Exhibits'.

        Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F filed on 17 September 2007 or reflect any events that have occurred after the Form 20-F was filed.

        The consolidated financial statements are prepared in accordance with IFRS as endorsed and adopted for use in the EU and IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU and IFRS as issued by the IASB.

Contents – Consolidated financial statements
Year ended 30 June 2007

4	Report of independent registered public accounting firm
5	Consolidated income statement
6	Consolidated statement of recognised income and expense
7	Consolidated balance sheet
8	Consolidated cash flow statement
9	Accounting policies of the group
15	Notes to the consolidated financial statements
100	Principal group companies

Report of independent registered public accounting firm

The Board of Directors and Shareholders of Diageo plc.

We have audited the accompanying consolidated balance sheets of Diageo plc and subsidiaries as of 30 June 2007 and 30 June 2006, and the related consolidated income statements, consolidated statements of recognised income and expense, and consolidated cash flow statements for each of the years in the three year period ended 30 June 2007. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2007 and 30 June 2006 and the results of their operations and their cash flows for each of the years in the three year period ended 30 June 2007 in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board (IASB).

        As identified in the accounting policies of the group in the consolidated financial statements, the company has changed its method of accounting for certain financial instruments with effect from 1 July 2005.

        IFRS as adopted by the European Union and IFRS as issued by the IASB vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 35 to the consolidated financial statements.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Diageo plc's internal control over financial reporting as of 30 June 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 29 August 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG Audit Plc
Chartered Accountants

London, England
29 August 2007

Consolidated income statement

	Notes	Year ended 30 June 2007	Year ended 30 June 2006	Year ended 30 June 2005
		£ million	£ million	£ million
Sales	2	9,917	9,704	8,968
Excise duties	3	(2,436)	(2,444)	(2,291)

Net sales		7,481	7,260	6,677
Cost of sales	3,5	(3,003)	(2,921)	(2,632)

Gross profit		4,478	4,339	4,045
Marketing expenses	3	(1,162)	(1,127)	(1,013)
Other operating expenses	3,5	(1,157)	(1,168)	(1,301)

Operating profit	2	2,159	2,044	1,731
Sale of General Mills and other businesses	5	(1)	157	214
Interest receivable	6	111	51	121
Interest payable	6	(362)	(244)	(271)
Other finance income	6	55	24	26
Other finance charges	6	(16)	(17)	(17)
Share of associates' profits after tax	7	149	131	121

Profit before taxation		2,095	2,146	1,925
Taxation	8	(678)	(181)	(599)

Profit from continuing operations		1,417	1,965	1,326
Discontinued operations	9	139	—	73

Profit for the year		1,556	1,965	1,399

Attributable to:
Equity shareholders of the parent company		1,489	1,908	1,344
Minority interests		67	57	55

		1,556	1,965	1,399

Basic earnings per share	10
Continuing operations		50.2p	67.2p	42.8p
Discontinued operations		5.2p	—	2.4p

		55.4p	67.2p	45.2p

Diluted earnings per share	10
Continuing operations		49.9p	66.9p	42.8p
Discontinued operations		5.1p	—	2.4p

		55.0p	66.9p	45.2p

Average shares		2,688m	2,841m	2,972m

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

Consolidated cash flow statement

	Notes	Year ended 30 June 2007		Year ended 30 June 2006		Year ended 30 June 2005
		£ million	£ million	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year		1,556		1,965		1,399
Discontinued operations		(139)		—		(73)
Taxation		678		181		599
Share of associates' profits after tax		(149)		(131)		(121)
Net interest and other net finance income		212		186		141
Losses/(gains) on disposal of businesses		1		(157)		(214)
Depreciation and amortisation		210		214		241
Movements in working capital		(180)		(192)		89
Dividend income and other items	27	83		133		212

Cash generated from operations			2,272		2,199		2,273
Interest received			42		64		146
Interest paid			(279)		(235)		(325)
Dividends paid to equity minority interests			(41)		(40)		(49)
Taxation paid			(368)		(393)		(320)

Net cash from operating activities			1,626		1,595		1,725
Cash flows from investing activities
Disposal of property, plant and equipment		69		16		18
Purchase of property, plant and equipment		(274)		(257)		(294)
Net (purchase)/disposal of other investments		(6)		7		(6)
Payment into escrow in respect of the UK pension fund		(50)		—		—
Disposal of businesses	28	4		772		1,194
Purchase of businesses	29	(70)		(209)		(258)

Net cash (outflow)/inflow from investing activities			(327)		329		654
Cash flows from financing activities
Proceeds from issue of share capital		1		3		6
Net purchase of own shares for share schemes		(25)		(32)		(29)
Own shares repurchased		(1,405)		(1,407)		(710)
Net increase/(decrease) in loans		1,226		309		(379)
Redemption of guaranteed preferred securities		—		—		(302)
Equity dividends paid		(858)		(864)		(849)

Net cash used in financing activities			(1,061)		(1,991)		(2,263)

Net increase/(decrease) in net cash and cash equivalents			238		(67)		116
Exchange differences			(50)		(11)		(55)
Net cash and cash equivalents at beginning of the year			651		729		668

Net cash and cash equivalents at end of the year			839		651		729

Net cash and cash equivalents consist of:
Cash and cash equivalents	19		885		699		787
Bank overdrafts	20		(46)		(48)		(58)

			839		651		729

The accompanying notes are an integral part of these consolidated financial statements.

Accounting policies of the group

Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed and adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB.

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

        The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgement, are set out with related disclosures in 'Critical accounting policies' in the Business review section of this Annual Report.

Business combinations

The consolidated financial statements include the results of the company and its subsidiaries together with the group's attributable share of the results of associates and joint ventures. The results of subsidiaries sold or acquired are included in the income statement up to, or from, the date that control passes.

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

Accounting policies of the group (continued)

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

Pensions and other post employment benefits

The group's principal pension funds are defined benefit plans. In addition the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded defined benefit post employment liabilities. For defined benefit plans, the amount charged in the income statement is the cost of accruing pension benefits promised to employees over the year, plus any fully vested benefit improvements granted to members by the group during the year. It also includes a credit equivalent to the group's expected return on the pension plans' assets over the year, offset by a charge equal to the expected increase in the plans' liabilities over the year. The difference between the fair value of the plans' assets and the present value of the plans' liabilities is disclosed as an asset or liability on the consolidated balance sheet. Any differences between the expected return on assets and that actually achieved, and any changes in the liabilities over the year due to changes in assumptions or experience within the plans, are recognised in the statement of recognised income and expense.

        Contributions payable by the group in respect of defined contribution plans are charged to operating profit as incurred.

Exceptional items

Exceptional items are those that in management's judgement need to be disclosed by virtue of their size or incidence. Such items are included within the income statement caption to which they relate, and are separately disclosed either in the notes to the consolidated financial statements or on the face of the consolidated income statement.

Foreign currencies

Items included in the financial statements of the group's subsidiaries, associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in sterling, which is the functional currency of the parent company.

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

Brands, goodwill and other intangible assets

When the cost of an acquisition exceeds the fair values attributable to the group's share of the net assets acquired, the difference is treated as purchased goodwill. Goodwill arising on acquisitions prior to 1 July 1998 was eliminated against reserves, and this goodwill has not been restated. Goodwill arising subsequent to 1 July 1998 has been capitalised.

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

Agriculture

Grape cultivation by the group's wine business is accounted for as an agricultural activity. Accordingly the group's biological assets (grape vines) are carried at fair value which is computed on the basis of a discounted cash flow computation. Agricultural produce (harvested grapes) is valued at market value on transfer into inventory.

Accounting policies of the group (continued)

Associates and joint ventures

An associate is an undertaking in which the group has a long-term equity interest and over which it has the power to exercise significant influence. The group's interest in the net assets of associates is included in investments in the consolidated balance sheet and its interest in their results is included in the income statement below the group's operating profit. Joint ventures, where there is contractual joint control over the entity, are accounted for by including on a line-by-line basis the attributable share of the results, assets and liabilities.

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

Accounting policies of the group (continued)

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

In August 2005, the International Accounting Standards Board (IASB) issued IFRS 7 – Financial instruments: disclosures, which contained new regulations concerning the disclosure of financial instruments. IFRS 7 replaces the disclosure regulations of IAS 32 – Financial instruments: disclosure and presentation and must be applied to reporting periods that commence on or after 1 January 2007. Diageo adopted IFRS 7 early in its 2006 financial statements and applied the exemptions under IFRS 1, IFRS 7 and IAS 32 not to restate comparative information in respect of IFRS 7, IAS 32 and IAS 39 – Financial instruments: recognition and measurement. As a consequence, financial instruments are included in the 2005 comparative information in accordance with UK GAAP, whereas they are accounted for in accordance with IAS 39 in the 2006 and 2007 results. In accordance with the transitional provisions of IFRS, this was treated as a change in accounting policy. The accounting policies for financial instruments under IAS 39 and, for the year ended 30 June 2005, under UK GAAP are detailed in 'Accounting policies of the group'. The adjustments made to net assets as a result of adopting IAS 39 on 1 July 2005 are detailed in note 34. If the group had not taken this exemption, a number of financial instruments would have been recognised or revalued in the opening balance sheet at 1 July 2004 and accounted for under IAS 39 during the year ended 30 June 2005.

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

        IFRS 8 contains requirements for the disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates, and its major customers. The standard is concerned only with disclosure and replaces IAS 14 – Segment reporting. The group is currently assessing the impact this standard would have on the presentation of its consolidated results.

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

        Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information system, service centre, facilities and employee costs that are not directly allocated to the geographical operating units. They also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks, exchange movements on short term intercompany balances and the results of Gleneagles Hotel.

Notes to the consolidated financial statements (continued)

2      Segmental information (continued)

Discontinued operations    Included within discontinued operations are transactions relating to the disposal of the group's quick service restaurants business (Burger King, sold on 13 December 2002), and to the disposal of the group's packaged food business (Pillsbury, sold on 31 October 2001).

        In the year ended 30 June 2007, a tax benefit of £82 million arose from the recognition of capital losses arising on the prior year disposals of the Pillsbury and Burger King businesses. In addition, a tax credit of £57 million arose following resolution with tax authorities of various audit issues (2005 – £20 million tax credit in respect of the Pillsbury disposal).

        In the year ended 30 June 2005, a gain of £53 million arose from the release of provisions held by Diageo as a result of the refinancing of Burger King on a stand-alone basis. In connection with the disposal of Burger King, Diageo guaranteed up to $850 million (£459 million) of Burger King's external borrowings. On 13 July 2005, Burger King refinanced its external borrowings on a stand-alone basis, releasing Diageo from its obligations under guarantees relating to that debt, and repaid in full the subordinated debt and associated interest owed to Diageo.

Notes to the consolidated financial statements (continued)

(i)    Segmental information – Continuing operations

	North America	Europe	Inter- national	Asia Pacific	Moët Hennessy	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2007
Sales	2,915	3,765	2,031	1,131	—	75	9,917

Operating profit/(loss) before exceptional items	850	723	499	196	—	(149)	2,119
Exceptional items credited to operating profit	—	—	—	—	—	40	40

Operating profit/(loss)	850	723	499	196	—	(109)	2,159
Sale of investments and businesses	—	—	1	—	—	(2)	(1)
Share of associates' profits after tax	—	5	7	1	136	—	149

Profit/(loss) before interest, net finance income and tax	850	728	507	197	136	(111)	2,307
Depreciation	(30)	(83)	(39)	(23)	—	(6)	(181)
Intangible asset amortisation	(7)	(15)	(1)	(3)	—	(3)	(29)
Capital expenditure on segment assets	19	63	53	20	—	170	325
Segment assets	832	1,041	789	369	—	312	3,343
Investments in associates	10	22	19	37	1,348	—	1,436
Unallocated assets	—	—	—	—	—	9,177	9,177

Total assets	842	1,063	808	406	1,348	9,489	13,956

Segment liabilities	262	616	244	130	—	425	1,677
Unallocated liabilities	—	—	—	—	—	8,109	8,109

Total liabilities	262	616	244	130	—	8,534	9,786

2006
Sales	2,968	3,834	1,784	1,042	—	76	9,704

Operating profit/(loss)	829	737	445	199	—	(166)	2,044
Sale of investments and businesses	—	1	—	—	—	156	157
Share of associates' profits after tax	—	5	4	—	122	—	131

Profit/(loss) before interest, net finance income and tax	829	743	449	199	122	(10)	2,332
Depreciation	(31)	(85)	(48)	(17)	—	(5)	(186)
Intangible asset amortisation	(8)	(14)	(1)	(3)	—	(2)	(28)
Capital expenditure on segment assets	28	246	61	17	—	111	463
Segment assets	872	1,171	770	350	—	238	3,401
Investments in associates	—	19	19	—	1,303	—	1,341
Unallocated assets	—	—	—	—	—	9,185	9,185

Total assets	872	1,190	789	350	1,303	9,423	13,927

Segment liabilities	260	628	218	118	—	440	1,664
Unallocated liabilities	—	—	—	—	—	7,582	7,582

Total liabilities	260	628	218	118	—	8,022	9,246

Notes to the consolidated financial statements (continued)

(i)    Segmental information – Continuing operations (continued)

2005
Sales	2,622	3,860	1,552	872	—	62	8,968

Operating profit/(loss) before exceptional items	779	702	427	188	—	(164)	1,932
Exceptional items (charged)/credited to operating profit	(30)	(26)	4	—	—	(149)	(201)

Operating profit/(loss)	749	676	431	188	—	(313)	1,731
Sale of investments and businesses	2	(8)	—	(1)	—	221	214
Share of associates' profits after tax	—	3	5	—	113	—	121

Profit/(loss) before interest, net finance income and tax	751	671	436	187	113	(92)	2,066
Depreciation	(44)	(79)	(34)	(15)	—	(6)	(178)
Exceptional accelerated depreciation	—	(29)	—	—	—	—	(29)
Intangible asset amortisation	(7)	(16)	(3)	(3)	—	—	(29)
Goodwill impairment charge	—	(5)	—	—	—	—	(5)
Capital expenditure on segment assets	136	140	93	24	—	123	516
Segment assets	872	1,055	779	324	—	373	3,403
Investments in associates	—	19	22	—	1,220	—	1,261
Unallocated assets	—	—	—	—	—	9,257	9,257

Total assets	872	1,074	801	324	1,220	9,630	13,921

Segment liabilities	257	660	240	103	—	502	1,762
Unallocated liabilities	—	—	—	—	—	7,533	7,533

Total liabilities	257	660	240	103	—	8,035	9,295

(a)
The segmental analysis of sales and operating profit/(loss) is based on the location of the third party customers.

(b)
The group interest expense is managed centrally and is not attributable to individual activities.

(c)
Segmental information for the 'Corporate and other' segment, which includes unallocated assets and liabilities, is as follows:

•
Sales, operating profit/(loss), profit/(loss) before interest, net finance income and tax, depreciation and amortisation comprise central items not readily allocable to the group's operating segments.

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

Notes to the consolidated financial statements (continued)

(i)    Segmental information – Continuing operations (continued)

  •
  Capital expenditure on segment assets of £170 million (2006 – £111 million; 2005 – £123 million) includes expenditure on intangible assets and property, plant and equipment of £138 million (2006 – £109 million; 2005 – £117 million) in respect of unallocated assets relating to the worldwide supply of product which is not readily allocable to the group's operating segments.

  •
  Segment assets of £312 million (2006 – £238 million; 2005 – £373 million) comprise: property, plant and equipment of £80 million (2006 – £64 million; 2005 – £108 million); inventories of £61 million (2006 – £15 million; 2005 – £nil); and other assets of £171 million (2006 – £159 million; 2005 – £265 million).

  •
  Unallocated assets of £9,177 million (2006 – £9,185 million; 2005 – £9,257 million) comprise: brands of £4,085 million (2006 – £4,283 million; 2005 – £4,176 million); property, plant and equipment of £1,144 million (2006 – £1,114 million; 2005 – £1,149 million); the net investment in General Mills of £nil (2006 – £nil; 2005 – £508 million); maturing inventories of £1,582 million (2006 – £1,483 million; 2005 – £1,410 million); cash and cash equivalents of £885 million (2006 – £699 million; 2005 – £787 million); and other assets of £1,481 million (2006 – £1,606 million; 2005 – £1,227 million). Brands that are capitalised in the balance sheet are sold throughout the world and are not readily allocable to North America, Europe, International and Asia Pacific. Property, plant and equipment, maturing inventories and other assets classified as unallocated are principally located in Scotland and are not readily allocable to the group's operating segments.

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

Notes to the consolidated financial statements (continued)

(ii)   Geographical information

	Great Britain	Rest of Europe	North America	Asia Pacific	Latin America	Rest of World	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2007
Sales	1,470	2,442	2,958	1,179	813	1,055	9,917
Long-lived assets	2,070	614	2,551	675	54	363	6,327
Segment assets	468	895	813	371	182	614	3,343
Capital expenditure on segment assets	131	53	59	22	9	51	325

2006
Sales	1,549	2,428	2,999	1,085	671	972	9,704
Long-lived assets	1,975	652	2,782	704	54	332	6,499
Segment assets	711	775	807	347	168	593	3,401
Capital expenditure on segment assets	70	247	64	17	13	52	463

2005
Sales	1,553	2,421	2,658	918	564	854	8,968
Long-lived assets	1,784	661	2,838	690	51	318	6,342
Segment assets	723	642	987	324	144	583	3,403
Capital expenditure on segment assets	83	152	158	24	8	91	516

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

(c)
The geographical analysis of segment assets and related capital expenditure is based on the geographical location of the assets and excludes investments in associates and assets and capital expenditure which are not readily allocable to the group's operating segments.

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

(c)
Auditor fees    The fees of the principal auditor of the group, KPMG Audit Plc, and its affiliates were as follows:

	United Kingdom	Rest of World	2007	2006	2005
	£ million	£ million	£ million	£ million	£ million
Audit of these financial statements	0.8	—	0.8	0.9	0.8
Audit of financial statements of subsidiaries pursuant to legislation	1.4	2.8	4.2	2.9	2.9
Other services pursuant to such legislation	1.7	0.8	2.5	3.2	1.8
Other services relevant to taxation	0.2	0.8	1.0	1.4	1.4
All other services	0.6	0.5	1.1	0.3	0.2

	4.7	4.9	9.6	8.7	7.1

Notes to the consolidated financial statements (continued)

3      Operating costs (continued)

For the year ended 30 June 2007, other services pursuant to such legislation relate principally to reporting required under section 404 of US Sarbanes-Oxley Act (2006 – principally to advisory services in respect of Diageo's preparedness for Sarbanes-Oxley Act section 404). Other services relevant to taxation comprise principally tax compliance services and tax advice. All other services relate principally to advisory services in respect of due diligence, services in relation to acquisitions and disposals, and audit services in respect of employee pension funds and benefit plans of £0.3 million (2006 – £0.3 million; 2005 – £0.2 million).

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

4      Employees

	2007	2006	2005
Average number of employees
Full time	22,086	21,972	22,333
Part time	434	647	633

	22,520	22,619	22,966

	2007	2006	2005
	£ million	£ million	£ million
Aggregate remuneration
Wages and salaries	796	761	708
Share-based incentive plans	25	26	28
Employer's social security	68	59	59
Employer's pension	97	99	84
Other post employment	7	7	5

	993	952	884

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

4      Employees (continued)

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

        The assets of the principal pension plans are held in separate funds administered by trustees to meet long term pension liabilities to past and present employees. The trustees are required to act in the best interests of the plans' beneficiaries. The two largest pension plans are the Diageo Pension Scheme in the United Kingdom and the Guinness Ireland Pension Scheme in Ireland. For the Diageo Pension Scheme in the United Kingdom, the trustee is Diageo Pension Trust Limited. The appointment of the directors to the board is determined by the Scheme's trust documentation. There is a policy that one-third of all directors should be nominated by members of the Scheme. Two member nominated directors have recently been appointed from the pensioner member community and two from the active member community. For the Guinness Ireland Pension Scheme, the appointment of trustees is strictly a company decision. Currently the company makes three nominations and appoints three further candidates nominated by representative groupings. The chairman is a former employee of the company and is viewed as independent.

        The group also operates a number of plans, primarily in the United States, which provide employees with post employment benefits in respect of medical costs. These plans are generally unfunded. In addition, there are a number of other plans which provide post employment benefits other than pensions and medical benefits. These plans are also included in the figures presented below.

(a)
The following weighted average assumptions were used to determine the group's deficit/surplus in the main post employment plans at 30 June in the relevant year. The assumptions used to calculate the charge/credit in the consolidated income statement for the year to 30 June are based on the assumptions disclosed as at the previous 30 June.

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

Notes to the consolidated financial statements (continued)

4      Employees (continued)

        In assessing the group's post retirement liabilities, the mortality assumption for the largest plan (which is in the United Kingdom) is based on the mortality experience of that plan. This mortality experience analysis was carried out in 2006 as part of the triennial funding valuation of that plan. The assumption is based on the PA92 birth year tables with scaling factors based on the experience of the plan. The assumption also allows for future improvements in life expectancy in line with the medium cohort effect. The mortality assumptions for the other plans around the world are based on relevant standard mortality tables in each country.

        For the main UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom			Ireland
	2007 Age	2006 Age	2005 Age	2007 Age	2006 Age	2005 Age
Retiring currently at age 65
Male	84.4	84.3	83.5	85.3	84.0	84.0
Female	87.1	87.1	86.4	87.9	86.9	86.9
Currently aged 45, retiring at age 65
Male	86.7	86.7	85.2	87.1	84.8	84.8
Female	89.4	89.4	88.1	89.7	87.8	87.8

Notes to the consolidated financial statements (continued)

4      Employees (continued)

(b)
The amounts charged in respect of post employment plans to the consolidated income statement and consolidated statement of recognised income and expense for the three years ended 30 June 2007 are set out below:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
2007
Operating profit
Current service cost	(57)	(17)	(24)	(98)
Past service cost	(4)	—	—	(4)

Total charge to operating profit	(61)	(17)	(24)	(102)
Net credit/(cost) to other finance income (note 6(ii))	36	17	(5)	48

Charge before taxation	(25)	—	(29)	(54)

Consolidated statement of recognised income and expense
Actual return on post employment plan assets	374	150	44	568
Expected return on post employment plan assets	(230)	(70)	(24)	(324)

Actual return less expected return on post employment plan assets	144	80	20	244
Experience gains and losses arising on the plan liabilities	(100)	7	(17)	(110)
Changes in assumptions underlying the present value of the plan liabilities	200	10	(21)	189

Actuarial gain recognisable in the reconciliation of the assets and liabilities	244	97	(18)	323
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	5	5

Total gain/(loss) recognisable in the consolidated statement of recognised income and expense	244	97	(13)	328

2006
Operating profit
Current service cost	(58)	(22)	(24)	(104)
Past service cost	(1)	(1)	—	(2)
Gains on curtailments	1	—	—	1

Total charge to operating profit	(58)	(23)	(24)	(105)
Net credit/(cost) to other finance income (note 6(ii))	14	11	(6)	19

Charge before taxation	(44)	(12)	(30)	(86)

Consolidated statement of recognised income and expense
Actual return on post employment plan assets	513	84	15	612
Expected return on post employment plan assets	(191)	(60)	(24)	(275)

Actual return less expected return on post employment plan assets	322	24	(9)	337
Experience gains and losses arising on the plan liabilities	(29)	(14)	(12)	(55)
Changes in assumptions underlying the present value of the plan liabilities	(2)	149	36	183

Actuarial gain recognisable in the reconciliation of the assets and liabilities	291	159	15	465
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	(6)	(6)

Total gain recognisable in the consolidated statement of recognised income and expense	291	159	9	459

Notes to the consolidated financial statements (continued)

4      Employees (continued)

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
2005
Operating profit
Current service cost	(58)	(15)	(20)	(93)
Past service cost	(2)	(10)	—	(12)
Gains on curtailments	18	—	1	19
Losses on settlements	—	—	(2)	(2)

Total charge to operating profit	(42)	(25)	(21)	(88)
Net credit/(cost) to other finance income (note 6(ii))	4	9	(4)	9

Charge before taxation	(38)	(16)	(25)	(79)

Consolidated statement of recognised income and expense
Actual return on post employment plan assets	318	129	30	477
Expected return on post employment plan assets	(194)	(62)	(24)	(280)

Actual return less expected return on post employment plan assets	124	67	6	197
Experience gains and losses arising on the plan liabilities	3	(15)	(12)	(24)
Changes in assumptions underlying the present value of the plan liabilities	(171)	(198)	(50)	(419)

Actuarial loss recognisable in the reconciliation of the assets and liabilities	(44)	(146)	(56)	(246)
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	8	8

Total loss recognisable in the consolidated statement of recognised income and expense	(44)	(146)	(48)	(238)

Total cumulative gain/(loss) recognised in the consolidated statement of recognised income and expense
At 1 July 2004	—	—	—	—
Recognised in the year	(44)	(146)	(48)	(238)

At 30 June 2005	(44)	(146)	(48)	(238)
Recognised in the year	291	159	9	459

At 30 June 2006	247	13	(39)	221
Recognised in the year	244	97	(13)	328

At 30 June 2007	491	110	(52)	549

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

        The group's investment strategy for its funded post employment plans is decided locally by the trustees of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The group's objective for the investment strategy is to achieve a target rate of return in excess of the return on the liabilities, while taking an acceptable amount of investment risk relative to the liabilities. This objective is implemented by using specific allocations to a variety of asset classes that are expected over the long term to deliver the target rate of return. Most investment strategies have significant allocations to equities, with the intention that this will result in the ongoing cost to the group of the post employment plans being lower over the long term, and will be within acceptable boundaries of risk. Each investment strategy is also designed to control investment risk by managing allocations to asset classes, geographical exposures and individual stock exposures.

Notes to the consolidated financial statements (continued)

4      Employees (continued)

        In the United Kingdom, as at 30 June 2007, the target investment allocations for the Diageo Pension Scheme were approximately 55% of the assets in equities, 30% in bonds, 10% in property and 5% in other assets (2006 – 85%, 5%, 10% and nil, respectively). In addition, the UK Diageo Pension Scheme uses interest rate and inflation swaps to help manage the mismatch between the Scheme's assets and the present value of its liabilities. At 30 June 2007, approximately 40% (2006 – 40%) of the Scheme's liabilities were hedged against future movements in interest rates and inflation through the use of swaps and the fair value of these swaps was a liability of £64 million (2006 – asset of £3 million).This amount is included in other assets in the table of fair value of plan assets. For the principal Irish pension plan, as at 30 June 2007, the target investment allocations were approximately 45% of the assets in equities, 40% in bonds and 15% in property (2006 – 70%, 20% and 10%, respectively).

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

        The percentages of investments at fair value held by the pension plans at 30 June 2007 and 30 June 2006, analysed by category, were as follows:

	United Kingdom	Ireland	United States and other	Total
	%	%	%	%
2007
Equities	57	50	60	56
Bonds	21	29	30	24
Property	13	14	3	12
Other	9	7	7	8

	100	100	100	100

2006
Equities	78	72	56	75
Bonds	7	14	33	10
Property	12	13	3	12
Other	3	1	8	3

	100	100	100	100

Notes to the consolidated financial statements (continued)

4      Employees (continued)

(d)    Movements in the present value of plan liabilities during the three years ended 30 June 2007:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Present value of plan liabilities at 1 July 2004	3,374	994	444	4,812
Exchange differences	—	4	15	19
Acquisition of businesses	—	—	3	3
Current service cost	58	15	20	93
Past service cost	2	10	—	12
Interest cost	190	53	28	271
Actuarial loss	168	213	62	443
Employee contributions	8	2	1	11
Benefits paid	(144)	(53)	(38)	(235)
Curtailments	(18)	—	(1)	(19)
Settlements	—	—	2	2

Present value of plan liabilities at 30 June 2005	3,638	1,238	536	5,412
Exchange differences	—	25	(8)	17
Acquisition of businesses	8	—	1	9
Current service cost	58	22	24	104
Past service cost	1	1	—	2
Interest cost	177	49	30	256
Actuarial loss/(gain)	31	(135)	(24)	(128)
Employee contributions	8	2	1	11
Benefits paid	(153)	(53)	(38)	(244)
Curtailments	(1)	—	—	(1)
Settlements	(6)	—	(8)	(14)

Present value of plan liabilities at 30 June 2006	3,761	1,149	514	5,424
Exchange differences	—	(25)	(34)	(59)
Current service cost	57	17	24	98
Past service cost	4	—	—	4
Interest cost	194	53	29	276
Actuarial (gain)/loss	(100)	(17)	38	(79)
Employee contributions	10	2	—	12
Benefits paid	(160)	(54)	(41)	(255)

Present value of plan liabilities at 30 June 2007	3,766	1,125	530	5,421

For the year ended 30 June 2007, benefits paid include £6 million in respect of post employment medical benefits in the United States. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 established a prescription drug benefit as well as a federal subsidy to sponsors of retiree healthcare benefit plans which provide a prescription drug benefit that is at least equivalent to Medicare's prescription drug coverage. A subsidy of £0.4 million has been received in the year ended 30 June 2007.

Notes to the consolidated financial statements (continued)

4      Employees (continued)

(e)    Movements in the fair value of plan assets during the three years ended 30 June 2007:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Fair value of plan assets at 1 July 2004	2,499	906	315	3,720
Exchange differences	—	6	10	16
Acquisition of businesses	—	—	3	3
Expected return on plan assets	194	62	24	280
Actuarial gain	124	67	6	197
Contributions by the group	105	10	29	144
Employee contributions	8	2	1	11
Benefits paid	(144)	(53)	(38)	(235)

Fair value of plan assets at 30 June 2005	2,786	1,000	350	4,136
Exchange differences	—	21	(7)	14
Acquisition of businesses	6	—	—	6
Reclassification from current assets	—	—	18	18
Expected return on plan assets	191	60	24	275
Actuarial gain/(loss)	322	24	(9)	337
Contributions by the group	56	5	47	108
Employee contributions	8	2	1	11
Benefits paid	(153)	(53)	(38)	(244)
Settlements	(6)	—	(8)	(14)

Fair value of plan assets at 30 June 2006	3,210	1,059	378	4,647
Exchange differences	—	(22)	(26)	(48)
Expected return on plan assets	230	70	24	324
Actuarial gain	144	80	20	244
Contributions by the group	57	8	30	95
Employee contributions	10	2	—	12
Benefits paid	(160)	(54)	(41)	(255)

Fair value of plan assets at 30 June 2007	3,491	1,143	385	5,019

Notes to the consolidated financial statements (continued)

4      Employees (continued)

The group has agreed a deficit funding plan with the trustees of the UK Diageo Pension Scheme (the Scheme), which provides for the group to fund the Scheme deficit over a four year period beginning in the year ended 30 June 2007. For these purposes, the value of the deficit, calculated using the trustees' actuarial valuation of the Scheme, was ascertained through the triennial valuation as at 31 March 2006. Following the completion of that valuation, Diageo has undertaken to make an annual £50 million cash contribution in each of the four years of the funding plan, and the first payment of £50 million was made in the year ended 30 June 2007. Payments are made into an escrow account subject to an agreement between the group and the trustees, with release from escrow to either the group or the trustees determined by an agreed formula in the light of the actuarial valuation of the Scheme as at 31 March 2009. Investment returns on the funds held in escrow accrue to the group. This amount held in escrow is included in other investments on the consolidated balance sheet and is not included in the table above. In addition to the deficit funding, Diageo continues to make a cash contribution in respect of current service cost based on the trustees' valuation; this contribution is expected to be £50 million in the year ending 30 June 2008. Funding arrangements will be reviewed and adjusted in the light of future triennial actuarial valuations.

        Contributions to other plans in the year ending 30 June 2008 are expected to be approximately £40 million.

(f)    The future benefits expected to be paid by the post employment plans, up to 30 June 2017, are as follows:

	Payments due in the year ending 30 June
	2008	2009	2010	2011	2012	2013–2017
	£ million	£ million	£ million	£ million	£ million	£ million
United Kingdom – pension benefits	162	166	170	175	180	971
– other	2	2	2	2	2	7
Ireland – pension benefits	55	56	56	56	57	298
United States and Canada – pension benefits	32	32	31	31	30	125
– other	5	5	6	6	6	38
Other countries – pension benefits	8	8	8	8	8	39
– other	3	3	3	3	3	14

	267	272	276	281	286	1,492

Notes to the consolidated financial statements (continued)

4      Employees (continued)

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

5      Exceptional items

IAS 1 – Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items which, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

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

Notes to the consolidated financial statements (continued)

5      Exceptional items (continued)

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

        An analysis of the movement in the Seagram integration liability since 1 July 2004 is as follows:

	Liability at 1 July 2004	Charged to income statement in year ended 30 June 2005	Cash payments	Liability at 30 June 2005	Cash payments	Liability at 30 June 2006	Cash payments	Liability at 30 June 2007
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Employee related	8	5	(5)	8	(7)	1	(1)	—
Distributor rationalisation	1	—	(1)	—	—	—	—	—
Lease terminations	4	4	(6)	2	(1)	1	(1)	—
Legal and professional	10	2	(5)	7	(6)	1	(1)	—
Other	5	17	(19)	3	(2)	1	(1)	—

	28	28	(36)	20	(16)	4	(4)	—

Asset write downs		2

		30

Notes to the consolidated financial statements (continued)

5      Exceptional items (continued)

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

Notes to the consolidated financial statements (continued)

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

        Information on transactions between the group and its associates is given in note 31. Summarised financial information for the group's investments in associates is presented below:

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

After adjustments to align Moët Hennessy's accounting policies with those of the group, the group's 34% share of operating profit and of profit after tax of Moët Hennessy were £218 million and £136 million, respectively (2006 – £198 million and £122 million, respectively; 2005 – £173 million and £113 million, respectively).

        (b)  Other associates    For all of the group's investments in associates other than Moët Hennessy, summarised financial information, aggregating 100% of the sales and results of each associate, is presented below:

	2007	2006	2005
	£ million	£ million	£ million
Sales	378	399	398
Profit for the year	60	47	36

Notes to the consolidated financial statements (continued)

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

        The taxation charge includes the following items: in the year ended 30 June 2007, a net tax charge of £24 million from intra group reorganisations of brand businesses, a reduction in the carrying value of deferred tax assets of £74 million primarily following a reduction in tax rates, and a provision for settlement of tax liabilities related to the GrandMet/Guinness merger of £64 million; in the year ended 30 June 2006, an exceptional tax credit of £315 million arose as a consequence of the agreement with fiscal authorities of the carrying values of certain brands, which resulted in an increase to the group's deferred tax assets of £313 million; and in the year ended 30 June 2005, there were £58 million of tax credits on exceptional operating items and £20 million of tax credits on exceptional prior year business disposals.

	2007	2006	2005
	£ million	£ million	£ million
Current tax
United Kingdom	49	121	98
Overseas	344	142	178

	393	263	276

Deferred tax
United Kingdom	38	13	(41)
Overseas	247	(95)	364

	285	(82)	323

Taxation on profit from continuing operations	678	181	599

Notes to the consolidated financial statements (continued)

8      Taxation (continued)

(ii)   Factors affecting tax charge for the year

	2007	2006	2005
	£ million	£ million	£ million
Profit from continuing operations before taxation	2,095	2,146	1,925

Notional charge at UK corporation tax rate of 30%	629	644	578
Elimination of notional tax on share of associates' profits after tax	(45)	(39)	(35)
Differences in effective overseas tax rates	(35)	(54)	(31)
Items not chargeable	(59)	(73)	(94)
Items not deductible	205	45	61
Benefit of previously unrecognised tax losses	(12)	(12)	—
Deferred tax on intra group transfers	(75)	(197)	—
Changes in tax rates	93	19	97
Adjustments in respect of prior periods	(23)	(152)	23

Tax charge for the year	678	181	599

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

Notes to the consolidated financial statements (continued)

9      Discontinued operations (continued)

        In the year ended 30 June 2005, a gain of £53 million arose from the release of provisions held by Diageo as a result of the refinancing of Burger King on a stand-alone basis. In connection with the disposal of Burger King, Diageo guaranteed up to $850 million (£459 million) of Burger King's external borrowings. On 13 July 2005, Burger King refinanced its external borrowings on a stand-alone basis, releasing Diageo from its obligations under guarantees relating to that debt, and repaid in full the subordinated debt and associated interest owed to Diageo.

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

Notes to the consolidated financial statements (continued)

11    Intangible assets

	Brands	Goodwill	Other intangibles	Computer software	Total
	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2005	4,176	128	64	120	4,488
Exchange differences	(55)	—	—	(2)	(57)
Acquisition of businesses	144	43	—	—	187
Other movements	18	(15)	(6)	16	13

At 30 June 2006	4,283	156	58	134	4,631
Exchange differences	(218)	(4)	(1)	(6)	(229)
Acquisition of businesses	20	28	—	—	48
Transfers	—	—	—	37	37
Other movements	—	—	1	9	10

At 30 June 2007	4,085	180	58	174	4,497

Amortisation and impairment loss
At 30 June 2005	—	16	22	41	79
Exchange differences	—	—	—	(1)	(1)
Amortisation for the year	—	—	5	23	28
Other movements	—	—	(8)	(1)	(9)

At 30 June 2006	—	16	19	62	97
Exchange differences	—	(1)	(1)	(4)	(6)
Amortisation for the year	—	—	5	24	29
Other movements	—	—	—	(6)	(6)

At 30 June 2007	—	15	23	76	114

Carrying amount
At 30 June 2007	4,085	165	35	98	4,383

At 30 June 2006	4,283	140	39	72	4,534

At 30 June 2005	4,176	112	42	79	4,409

(a)
Brands are stated at fair value on acquisition. The principal acquired brands are as follows:

	Product	Currency of investment	Remaining amortisation period	Carrying amount
				£ million
Johnnie Walker	Whisky	Sterling	Indefinite life	625
Smirnoff	Vodka	US dollar	Indefinite life	411
Crown Royal	Whisky	US dollar	Indefinite life	728
Captain Morgan	Rum	US dollar	Indefinite life	598
Windsor Premier	Whisky	Korean won	Indefinite life	468

Notes to the consolidated financial statements (continued)

11    Intangible assets (continued)

Capitalised brands are regarded as having indefinite useful economic lives and have not been amortised. These brands are protected in all of the major markets where they are sold by trademarks, which are renewable indefinitely. There are not believed to be any legal, regulatory or contractual provisions that limit the useful lives of these brands. The nature of the premium drinks industry is that obsolescence is not a common issue, with indefinite brand lives being commonplace, and Diageo has a number of brands that were originally created more than 100 years ago. Accordingly the directors believe that it is appropriate that the brands are treated as having indefinite lives for accounting purposes.

        Impairment reviews are carried out annually to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. In particular, the group performs a discounted cash flow analysis to compare discounted estimated future operating cash flows with the net carrying value of each acquired brand. The analysis is based on forecast cash flows for the next financial year, with terminal values being calculated using the long term growth rate (the real gross domestic product (GDP) growth rate of the country plus its inflation rate) of the principal countries in which the majority of the profits of each brand are generated. The estimated cash flows are discounted at the group's weighted average cost of capital in the relevant country. Any impairment write downs identified are charged to the income statement. The test is dependent on management estimates and judgments, in particular in relation to the forecasting of future cash flows, and the discount rate applied to these cash flows. Management has concluded that no reasonably possible change in the key assumptions on which it has determined the recoverable amounts of acquired brands would cause their carrying values to exceed their recoverable amounts.

(b)    The group tests goodwill annually for impairment, or more frequently if there are indications that goodwill is impaired. The goodwill is allocated to cash generating units and a discounted cash flow analysis is computed to compare discounted estimated future operating cash flows with the net carrying value of each business. The analysis is based on forecast cash flows for the next financial year, with terminal values being calculated using the long term growth rate (the real GDP growth rate of the country plus its inflation rate) of the relevant country. The estimated cash flows are discounted at the group's weighted average cost of capital in the relevant country. Any impairment write downs identified are charged to the income statement. The test is dependent on management estimates and judgments, in particular in relation to the forecasting of future cash flows, and the discount rate applied to these cash flows. Management has concluded that no reasonably possible change in the key assumptions on which it has determined the recoverable amount of goodwill would cause its carrying value to exceed its recoverable amount.

(c)    Other intangible assets, principally comprising distribution rights, are amortised on a straight-line basis over the length of the distribution arrangements, generally between 10 and 20 years.

(d)    Computer software includes £19 million in respect of projects in the course of development.

Notes to the consolidated financial statements (continued)

12    Property, plant and equipment

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2005	813	1,622	155	187	2,777
Exchange differences	(7)	(4)	(2)	(1)	(14)
Acquisition of businesses	11	14	—	—	25
Other additions	11	97	14	110	232
Disposals	(10)	(78)	(18)	(4)	(110)
Transfers	40	92	5	(137)	—

At 30 June 2006	858	1,743	154	155	2,910
Exchange differences	(26)	(48)	(4)	(4)	(82)
Additions	14	88	16	144	262
Disposals	(10)	(90)	(12)	(2)	(114)
Transfers	47	41	4	(129)	(37)

At 30 June 2007	883	1,734	158	164	2,939

Depreciation
At 30 June 2005	127	652	79	—	858
Depreciation charge for the year	25	142	19	—	186
Disposals	(3)	(74)	(9)	—	(86)

At 30 June 2006	149	720	89	—	958
Exchange differences	(5)	(23)	(2)	—	(30)
Depreciation charge for the year	33	126	22	—	181
Disposals	(3)	(90)	(9)	—	(102)

At 30 June 2007	174	733	100	—	1,007

Carrying amount
At 30 June 2007	709	1,001	58	164	1,932

At 30 June 2006	709	1,023	65	155	1,952

At 30 June 2005	686	970	76	187	1,919

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

(b)
There are no outstanding commitments for the acquisition or development of vineyards.

14    Investments in associates

	Moët Hennessy	Other associates	Total
	£ million	£ million	£ million
Cost less provisions
At 30 June 2005	1,220	41	1,261
Adoption of IAS 39	(6)	—	(6)

At 1 July 2005 as adjusted	1,214	41	1,255
Exchange differences	25	(3)	22
Share of retained profits	64	—	64

At 30 June 2006	1,303	38	1,341
Exchange differences	(25)	—	(25)
Additions	—	48	48
Share of retained profits	70	4	74
Disposals	—	(2)	(2)

At 30 June 2007	1,348	88	1,436

Investments in associates comprise the cost of shares, less goodwill written off on acquisitions prior to 1 July 1998, of £922 million (2006 – £892 million) plus the group's share of post acquisition reserves of £514 million (2006 – £449 million).

Notes to the consolidated financial statements (continued)

14    Investments in associates (continued)

        (a)    Moët Hennessy    Moët Hennessy prepares its financial statements under IFRS in euros to 31 December each year. A summary of Moët Hennessy's consolidated balance sheet as at 30 June 2007 and 30 June 2006, translated at £1 = €1.48 (2006 – £1 = €1.45), is set out below:

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

The 34% net investment in Moët Hennessy has been accounted for by aggregating the group's share of the net assets of Moët Hennessy with fair value adjustments on acquisition, principally in respect of Moët Hennessy's brands.

        (b)    Other associates    For all of the group's investments in associates other than Moët Hennessy, summarised financial information, aggregating 100% of the assets and liabilities of each associate, is presented below:

	2007	2006
	£ million	£ million
Non-current assets	172	165
Current assets	198	102

Total assets	370	267

Current liabilities	(109)	(84)
Non-current liabilities	(25)	(12)

Total liabilities	(134)	(96)

Net assets	236	171

Included in other associates is a 17% effective interest held indirectly in Sichuan ShuiJingFang Joint Stock Co Ltd ('ShuiJingFang'), a manufacturer and distributor of Chinese white spirits, which is quoted on the Shanghai Stock Exchange. At 30 June 2007, ShuiJingFang's share price was RMB15 which valued the group's interest at £83 million.

Notes to the consolidated financial statements (continued)

15    Investments in joint ventures

The group consolidates its attributable share of the results and net assets of joint ventures on a line-by-line basis, measured according to the terms of the arrangements. The group's principal joint ventures that are consolidated on a proportional basis are as follows:

	Country of incorporation	Country of operation	Percentage of equity owned	Principal activities
Don Julio BV	Netherlands	Mexico	50%	Production, marketing and distribution of premium drinks
Guinness Anchor Berhad	Malaysia	Malaysia	50%	Production, marketing and distribution of premium drinks
Moët Hennessy Diageo (China) Co Ltd	China	China	50%	Marketing and distribution of premium drinks
MHD Diageo Moët Hennessy KK	Japan	Japan	50%	Marketing and distribution of premium drinks

In addition, the group consolidates on a proportional basis a number of other joint ventures involved in the production, marketing and distribution of premium drinks in Europe, South Africa and the Far East.

        Included in the consolidated financial statements are the following amounts that represent the group's interest in the results and assets and liabilities of joint ventures:

	2007	2006	2005
	£ million	£ million	£ million
Sales	479	428	365
Operating costs	(449)	(394)	(334)

Profit before tax	30	34	31

	2007	2006
	£ million	£ million
Non-current assets	74	84
Current assets	208	190

Total assets	282	274

Current liabilities	(89)	(76)
Non-current liabilities	(68)	(84)

Total liabilities	(157)	(160)

Net assets	125	114

Notes to the consolidated financial statements (continued)

16    Other investments

	General Mills	Loans and other	Total
	£ million	£ million	£ million
Cost less provisions or fair value
At 30 June 2005	508	211	719
Adoption of IAS 39	148	—	148

At 1 July 2005 as adjusted	656	211	867
Exchange differences	—	3	3
Fair value movements included in equity	33	—	33
Additions	—	16	16
Disposals and repayments	(689)	(161)	(850)

At 30 June 2006	—	69	69
Exchange differences	—	(2)	(2)
Additions	—	77	77
Disposals and repayments	—	(16)	(16)

At 30 June 2007	—	128	128

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

17    Inventories

	2007	2006
	£ million	£ million
Raw materials and consumables	239	236
Work in progress	14	17
Maturing inventories	1,745	1,644
Finished goods and goods for resale	467	489

	2,465	2,386

Notes to the consolidated financial statements (continued)

17    Inventories (continued)

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2007	2006	2005
	£ million	£ million	£ million
Balance at beginning of the year	44	45	49
Exchange differences	(2)	—	(1)
Income statement charge	9	2	5
Written off	(8)	(3)	(8)

	43	44	45

18    Trade and other receivables

	2007		2006
	Current assets	Non-current assets	Current assets	Non-current assets
	£ million	£ million	£ million	£ million
Trade receivables	1,380	—	1,332	—
Other receivables	288	12	260	8
Prepayments and accrued income	91	5	89	4

	1,759	17	1,681	12

Trade and other receivables are disclosed net of provisions for bad and doubtful debts, an analysis of which is as follows:

	2007	2006	2005
	£ million	£ million	£ million
Balance at beginning of the year	65	68	94
Exchange differences	(2)	1	3
Income statement charge	5	5	13
Disposal of businesses	—	—	(32)
Written off	(15)	(9)	(10)

	53	65	68

19    Cash and cash equivalents

	2007	2006
	£ million	£ million
Cash at bank	618	483
Cash equivalents	267	216

	885	699

Notes to the consolidated financial statements (continued)

20    Borrowings and bank overdrafts

	Repayment date	Currency	Year end interest rates	2007	2006
			%	£ million	£ million
Bank overdrafts	2007	Various	Various	46	48
Commercial paper	2007	US dollar	Various	299	—
Bank and other loans	Various	Various	Various	192	126
Guaranteed bonds 2006	2006	US dollar	3.0	—	271
Guaranteed bonds 2007	2007	US dollar	3.5	498	—
Guaranteed bonds 2008	2008	US dollar	3.375	497	—
Medium term notes	2006	Euro	Floating	—	207
Medium term notes	2007	US dollar	Floating	—	108
Medium term notes	2007–2008	US dollar	Various	7	—
Fair value adjustment to borrowings				(4)	(1)

Borrowings due within one year and bank overdrafts				1,535	759

Guaranteed bonds 2007	2007	US dollar	3.5	—	540
Guaranteed bonds 2008	2008	US dollar	3.375	—	539
Guaranteed bonds 2010	2010	US dollar	4.375	372	404
Guaranteed bonds 2011	2011	US dollar	3.875	248	268
Guaranteed bonds 2012	2012	US dollar	5.125	298	—
Guaranteed bonds 2012	2012	Euro	Floating	507	—
Guaranteed bonds 2013	2013	US dollar	5.5	298	324
Guaranteed bonds 2015	2015	US dollar	5.3	372	405
Guaranteed bonds 2016	2016	US dollar	5.5	298	—
Guaranteed bonds 2035	2035	US dollar	7.45	199	216
Guaranteed bonds 2036	2036	US dollar	5.875	296	—
Guaranteed debentures 2011	2011	US dollar	9.0	148	161
Guaranteed debentures 2022	2022	US dollar	8.0	148	160
Medium term notes	2008	US dollar	Floating	124	135
Medium term notes	2009	US dollar	Floating	199	216
Medium term notes	2009	US dollar	7.25	149	162
Medium term notes	2009	Euro	3.875	337	344
Medium term notes	2018	US dollar	4.85	100	108
Bank and other loans	Various	Various	Various	59	65
Fair value adjustment to borrowings				(20)	(46)

Borrowings due after one year				4,132	4,001

Total borrowings before derivative financial instruments				5,667	4,760
Fair value of foreign currency swaps and forwards	Various	Various	Various	29	17
Fair value of interest rate hedging instruments	Various	Various	Various	20	44

Total borrowings after derivative financial instruments				5,716	4,821

Notes to the consolidated financial statements (continued)

20    Borrowings and bank overdrafts (continued)

Bank overdrafts that are repayable on demand and form an integral part of the group's cash management are included as a component of net cash and cash equivalents in the consolidated cash flow statement.

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

        The weighted average interest rate for short term borrowings, before interest rate protection, at 30 June 2007 was 4.4% (2006 – 2.9%) The weighted average interest rate for medium term notes included within borrowings due after one year at 30 June 2007 was 5.1% (2006 – 5.1%). The group's policy on the management of liquidity risk and a sensitivity analysis are reported in the Business review (see 'Risk management' and 'Market risk sensitivity analysis').

        Certain borrowings are reported in the table above at amortised cost with a fair value adjustment shown separately. The financial instruments disclosures in note 22 detail the fair value hedge relationships between the group's borrowings and interest rate swaps.

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

Notes to the consolidated financial statements (continued)

22    Financial instruments and risk management

Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates, interest rates and commodity price movements that arise in the normal course of the group's business. The group's treasury objectives, risk management strategies and policies are disclosed in the Business review (see 'Risk management').

(i)    Currency risk management    The group publishes its consolidated financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements, which will affect the group's transaction costs, and the translation of the results and underlying net assets of its foreign operations.

Hedge of net investment in foreign operations    The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign operations by holding net borrowings in foreign currencies and by using foreign currency swaps and forwards. During the year ended 30 June 2007, the group's policy, where a liquid foreign exchange market exists, was to hedge currency exposure on its net foreign operations before net borrowings at approximately the following percentages: 90% US dollars, 90% euros and 50% for other significant currencies. This policy leaves the remaining part of the group's net foreign operations before net borrowings subject to currency movements. The effective portion of exchange differences arising on the retranslation of foreign currency borrowings (including foreign currency swaps and forwards) is recognised in the statement of recognised income and expense to match exchange differences on foreign equity investments. Any ineffectiveness is taken to the income statement in accordance with IAS 39. Hedge documentation is prepared for all net investment hedges at inception and effectiveness testing is carried out quarterly.

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

        At 30 June 2007, as a result of the net investment, transaction exposure and foreign currency debt cover outlined above, the group had outstanding gross foreign exchange contracts as disclosed in note 22(vi). Further quantitative analysis of the sensitivity to movements in currency rates is reported in the 'Market risk sensitivity analysis' in the Business review.

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

Other net borrowings of £378 million (2006 – £368 million) principally comprise £252 million (2006 – £201 millon) of Korean won. The split of fixed and floating net borrowings above is after taking into account interest rate protection. The average net borrowings for the year were £4,596 million (2006 – £4,017 million) and the effective interest rate was 5.5% (2006 – 3.8%). At 30 June 2007, after taking account of interest rate derivative instruments, the average fixed rates for US dollar, euro and sterling borrowings were 5.4%, 3.0% and 5.2%, respectively (2006 – 5.2%, 3.0% and nil, respectively).

        At 30 June 2007, the currency split of cash and cash equivalents was: US dollar 23%, sterling 15%, euro 13% and other 49% (2006 – 21%, 20%, 12% and 47%, respectively).

Notes to the consolidated financial statements (continued)

22    Financial instruments and risk management (continued)

Portfolio of interest rate derivative instruments

	Receive fixed notional	Pay fixed notional	Weighted average fixed interest rate	Weighted average time to maturity	Maturity Year
	£ million	£ million	%	Years
2007
Currency instrument
US dollar:
Interest rate swaps	1,848	—	4.8	4.6	2007-2022
Interest rate swaps	—	572	5.7	8.3	2009-2022
Cross currency interest rate swaps	598	—	5.7	19.3	2016-2036
Euro:
Interest rate swaps	—	81	4.2	0.0	2007
Sterling:
Cross currency interest rate swaps	—	632	5.2	19.3	2016-2036
2006
Currency instrument
US dollar:
Interest rate swaps	2,202	—	4.6	4.8	2006-2022
Interest rate swaps	—	704	5.6	8.4	2006-2022
Euro:
Interest rate swaps	—	200	4.4	0.5	2006-2007

(iv)  Maturity of financial liabilities

	2007				2006
	Bank loans and overdrafts	Other borrowings	Other	Total	Bank loans and overdrafts	Other borrowings	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Analysis by year of repayment:
After five years	15	1,702	73	1,790	12	1,368	26	1,406
From four to five years	4	953	4	961	6	255	15	276
From three to four years	10	239	14	263	9	561	13	583
From two to three years	5	519	17	541	11	695	3	709
From one to two years	25	660	12	697	17	1,067	35	1,119

Due after one year	59	4,073	120	4,252	55	3,946	92	4,093
Due within one year	238	1,297	1,820	3,355	171	605	1,713	2,489

	297	5,370	1,940	7,607	226	4,551	1,805	6,582

Other financial liabilities primarily consist of trade payables and finance lease obligations.

Notes to the consolidated financial statements (continued)

22    Financial instruments and risk management (continued)

        The group had available undrawn committed bank facilities as follows:

	2007	2006
	£ million	£ million
Expiring within one year	498	676
Expiring in more than two years	1,109	1,070

	1,607	1,746

Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates (dependent on the period of drawdown) plus an agreed margin. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group's commercial paper programmes.

        There are no financial covenants on the above short and long term borrowings. Certain of these borrowings contain cross default provisions and negative pledges (and related sale and lease back provisions).

        The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items, aggregated with share of associates' profits, to net interest). They are also subject to pari passu ranking and negative pledge covenants.

        Any non-compliance with covenants underlying Diageo's financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain notes and the inability to access committed facilities. Diageo was in full compliance with its financial covenants throughout each of the periods presented.

Notes to the consolidated financial statements (continued)

22    Financial instruments and risk management (continued)

(v) Total financial assets and liabilities    The table below sets out the group's accounting classification of each class of financial assets and liabilities, and their fair values at 30 June 2007 and 30 June 2006.

	Designated at fair value(a)	Other derivatives at fair value(b)	Available for sale	Loans and receivables	Amortised cost	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2007
Cash and cash equivalents	—	—	885	—	—	885	885
Bank overdrafts	—	—	—	—	(46)	(46)	(46)
Borrowings due within one year	(419)	—	—	—	(1,070)	(1,489)	(1,489)
Borrowings due after one year	(1,219)	—	—	—	(2,913)	(4,132)	(4,212)
Derivative assets	123	7	—	—	—	130	130
Derivative liabilities	(103)	(13)	—	—	—	(116)	(116)
Other assets	—	—	50	61	1,635	1,746	1,746
Other liabilities	—	(17)	—	—	(1,807)	(1,824)	(1,824)

	(1,618)	(23)	935	61	(4,201)	(4,846)	(4,926)

2006
Cash and cash equivalents	—	—	699	—	—	699	699
Other liquid resources	—	—	49	—	—	49	49
Bank overdrafts	—	—	—	—	(48)	(48)	(48)
Borrowings due within one year	(242)	—	—	—	(469)	(711)	(711)
Borrowings due after one year	(2,345)	—	—	—	(1,656)	(4,001)	(4,058)
Derivative assets	55	9	—	—	—	64	64
Derivative liabilities	(88)	(17)	—	—	—	(105)	(105)
Other assets	—	—	—	51	1,534	1,585	1,585
Other liabilities	—	—	—	—	(1,717)	(1,717)	(1,717)

	(2,620)	(8)	748	51	(2,356)	(4,185)	(4,242)

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

(vi)  Hedging instruments    Diageo designates derivatives which qualify as hedges for accounting purposes as either: (a) a hedge of the fair value of a recognised asset or liability (fair value hedge); (b) a hedge of a forecast transaction or the cash flow risk from a change in interest rates or foreign exchange rates (cash flow hedge); or (c) a hedge of a net investment in foreign operations. The accounting treatment for hedges is disclosed in 'Accounting policies of the group'.

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

Notes to the consolidated financial statements (continued)

22    Financial instruments and risk management (continued)

Cash flow and net investment hedges    The following table shows the contractual maturities of designated transaction, cross currency interest rate swaps and derivative net investment hedging instruments at 30 June 2007 and 30 June 2006:

	Foreign currency amount			Percentage of total
	Purchase	Sell	Total	US dollar	Euro	Financial year ending 30 June
	£ million	£ million	£ million	%	%
2007
Transaction	671	1,565	2,236	39	39	2008
Transaction	324	828	1,152	44	40	2009

Total transaction hedges	995	2,393	3,388	41	39	2008-2009

Cross currency interest rate swaps	299	—	299	100	—	2017
Cross currency interest rate swaps	299	—	299	100	—	2037

Total cross currency interest rate swaps	598	—	598	100	—	2017-2037

Net investment hedging instruments	1,914	2,352	4,266	54	29	2008

2006
Transaction	798	1,586	2,384	40	45	2007
Transaction	323	813	1,136	38	39	2008

Total transaction hedges	1,121	2,399	3,520	42	38	2007-2008

Net investment hedging instruments	2,441	2,087	4,528	64	22	2007

(vii) Credit risk    Details of Diageo's credit risk policies and exposures are presented under 'Risk management' in the Business review.

        Cash and cash equivalents comprise cash in hand and deposits which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less at acquisition including money market deposits, commercial paper and investments. At 30 June 2007, approximately 37% and 28% of the group's cash and cash equivalents of £885 million were invested with counterparties based in the United Kingdom and United States, respectively.

        At 30 June 2007, approximately 19% of the group's trade receivables of £1,380 million were due from counterparties based in the United Kingdom and approximately 19% were due from counterparties based in the United States.

23    Trade and other payables

	2007		2006
	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities
	£ million	£ million	£ million	£ million
Trade payables	558	—	494	—
Tax and social security excluding income tax	293	1	255	2
Other payables	464	37	407	35
Accruals and deferred income	573	—	647	—

	1,888	38	1,803	37

Notes to the consolidated financial statements (continued)

24    Provisions

	Thalidomide Trust	Onerous contracts	Disposal	Vacant properties	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2006	145	102	13	29	73	362
Exchange differences	—	(8)	—	—	(4)	(12)
Provisions charged during the year	—	—	—	—	18	18
Provisions used during the year	(9)	(13)	(1)	(6)	(13)	(42)
Provisions reversed during the year	—	—	(3)	—	(3)	(6)
Unwinding of discounts	7	6	—	1	—	14

At 30 June 2007	143	87	9	24	71	334

Included in current liabilities	9	9	5	7	30	60
Included in non-current liabilities	134	78	4	17	41	274

	143	87	9	24	71	334

Provisions by their nature are subject to uncertainties with respect to the timing and outcomes of future events.

(a)    The Thalidomide Trust provision was established in the year ended 30 June 2005 in respect of the discounted value of the group's commitment to the Thalidomide Trust, and will be utilised over the period of the commitment, up to 2037.

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

Notes to the consolidated financial statements (continued)

25    Deferred tax assets and liabilities

The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax assets/(liabilities):

	Property, plant and equipment	Intangible assets	Post employment plans	Tax losses	Other temporary differences	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2005	(175)	123	340	25	167	480
Adoption of IAS 39	—	—	—	—	10	10

At 1 July 2005 as adjusted	(175)	123	340	25	177	490
Exchange differences	2	11	2	—	(7)	8
Recognised in income	(39)	81	(16)	(10)	66	82
Recognised in equity	—	—	(85)	—	(6)	(91)
Acquisition of businesses	(5)	(46)	—	4	(3)	(50)

At 30 June 2006	(217)	169	241	19	227	439
Exchange differences	7	46	(5)	—	(9)	39
Recognised in income	(6)	(158)	(19)	2	(18)	(199)
Recognised in equity	—	—	(81)	—	(6)	(87)
Acquisition of businesses	—	(3)	—	—	—	(3)

At 30 June 2007	(216)	54	136	21	194	189

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

Notes to the consolidated financial statements (continued)

26    Total equity – movements in capital and reserves

					Retained earnings/(deficit)
	Share capital	Share premium	Capital redemption reserve	Fair value, hedging and exchange reserve	Own shares	Other retained earnings	Total	Equity attributable to parent company shareholders	Minority interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 1 July 2004	885	1,331	3,058	—	(331)	(181)	(512)	4,762	467	5,229
Total recognised income and expense	—	—	—	121	—	1,129	1,129	1,250	60	1,310
Share trust arrangements	—	—	—	—	(7)	(21)	(28)	(28)	—	(28)
Share-based incentive plans	—	—	—	—	—	28	28	28	—	28
Shares issued	—	6	—	—	—	—	—	6	—	6
Own shares repurchased	(2)	—	2	—	(649)	(61)	(710)	(710)	—	(710)
Dividends paid	—	—	—	—	—	(849)	(849)	(849)	(60)	(909)
Acquisitions and disposals	—	—	—	—	—	—	—	—	(300)	(300)

At 30 June 2005	883	1,337	3,060	121	(987)	45	(942)	4,459	167	4,626
Adoption of IAS 39	—	—	—	123	—	41	41	164	—	164

At 1 July 2005 as adjusted	883	1,337	3,060	244	(987)	86	(901)	4,623	167	4,790
Total recognised income and expense	—	—	—	(136)	—	2,282	2,282	2,146	52	2,198
Share trust arrangements	—	—	—	—	4	(14)	(10)	(10)	—	(10)
Share-based incentive plans	—	—	—	—	—	26	26	26	—	26
Tax on share-based incentive plans	—	—	—	—	—	6	6	6	—	6
Shares issued	—	3	—	—	—	—	—	3	—	3
Own shares repurchased	—	—	—	—	(1,421)	(7)	(1,428)	(1,428)	—	(1,428)
Dividends paid	—	—	—	—	—	(864)	(864)	(864)	(40)	(904)

At 30 June 2006	883	1,340	3,060	108	(2,404)	1,515	(889)	4,502	179	4,681
Total recognised income and expense	—	—	—	(17)	—	1,736	1,736	1,719	59	1,778
Share trust arrangements	—	—	—	—	67	(15)	52	52	—	52
Share-based incentive plans	—	—	—	—	—	25	25	25	—	25
Tax on share-based incentive plans	—	—	—	—	—	12	12	12	—	12
Shares issued	—	1	—	—	—	—	—	1	—	1
Own shares repurchased	(35)	—	35	—	(263)	(1,218)	(1,481)	(1,481)	—	(1,481)
Dividends paid	—	—	—	—	—	(858)	(858)	(858)	(41)	(899)
Acquisitions	—	—	—	—	—	—	—	—	1	1

At 30 June 2007	848	1,341	3,095	91	(2,600)	1,197	(1,403)	3,972	198	4,170

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

        The cumulative translation reserve decreased to £42 million at 30 June 2007 from £107 million at 30 June 2006 due to exchange differences that have arisen during the year. The exchange differences in the year on translation of foreign operations were offset by gains in respect of foreign currency borrowings and derivative financial instruments which form part of the group's net investment in foreign operations of £199 million (2006 – gains of £52 million; 2005 – losses of £136 million in respect of foreign currency borrowings only).

(d) Own shares    At 30 June 2007, own shares comprised: 33 million ordinary shares in the company, purchased for a consideration of £267 million, in respect of shares held by employee share trusts (2006 – 42 million ordinary shares, consideration £334 million; 2005 – 43 million ordinary shares, consideration £338 million); 271 million ordinary shares, purchased for a consideration of £2,240 million, in respect of shares repurchased as part of the company's share buyback programmes and held as treasury shares (2006 – 250 million ordinary shares, consideration £2,049 million; 2005 – 86 million ordinary shares, consideration £649 million); and 10 million ordinary shares, purchased for a consideration of £93 million, held as treasury shares for hedging share scheme grants provided to employees during the year (2006 – 2 million ordinary shares, consideration £21 million; 2005 – nil, £nil).

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

        During the year ended 30 June 2007, the company purchased 30 million ordinary shares, with an aggregate nominal value of £9 million, representing approximately 1% of the issued ordinary share capital (excluding treasury shares), to be held as treasury shares, for a consideration of £273 million (2006 – 166 million ordinary shares, nominal value £48 million, 6% of issued share capital, consideration £1,421 million; 2005 – 86 million ordinary shares, nominal value £25 million, 2.8% of issued share capital, consideration £649 million). These shares have not been cancelled, but are deducted from shareholders' equity. Dividends are waived on these shares. In addition, the company utilised 1 million ordinary shares held as treasury shares, with an aggregate nominal value of £0.3 million and an historic purchase cost of £10 million, to satisfy options exercised by employees during the year (2006 and 2005 – nil, £nil, £nil).

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

Notes to the consolidated financial statements (continued)

27    Dividend income and other items

Dividend income and other items in the year ended 30 June 2007 included dividends received of £119 million (2006 – £115 million; 2005 – £115 million), the exceptional gain on the sale of the site of the former brewery at Park Royal of £40 million (2006 and 2005 – £nil) and the fair value charge in respect of share-based incentive plans of £25 million (2006 – £26 million; 2005 – £28 million).

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

Notes to the consolidated financial statements (continued)

29    Purchase of businesses

	Net assets acquired and consideration
	Book value	Fair value adjustments	2007 Fair value	2006 Fair value	2005 Fair value
	£ million	£ million	£ million	£ million	£ million
Brands	—	20	20	144	97
Property, plant and equipment	—	—	—	25	66
Other investments	—	—	—	—	7
Working capital	4	—	4	37	35
Deferred taxation	—	(3)	(3)	(50)	(25)
Bank overdrafts	(3)	—	(3)	—	(41)

Net identifiable assets and liabilities	1	17	18	156	139

Goodwill arising on acquisition			28	43	98
Minority interests			(1)	—	(11)

Consideration payable			45	199	226

Satisfied by:
Cash consideration paid			30	209	217
Contingent/deferred consideration payable/(receivable)			15	(10)	9

			45	199	226

Cash consideration paid for investments in subsidiaries			30	209	217
Cash consideration paid for investments in associates			48	—	—
Bank overdrafts acquired			3	—	41
Prior year purchase consideration adjustment			(11)	—	—

Net cash outflow			70	209	258

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

        In the year ended 30 June 2006, The "Old Bushmills" Distillery Company Limited was acquired on 25 August 2005 and the consideration paid was £209 million. In the year ended 30 June 2007, Diageo received £11 million following the settlement of working capital balances acquired.

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

        There has been no material change since 30 June 2007 in the group's performance guarantees and indemnities.

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

Notes to the consolidated financial statements (continued)

30    Contingent liabilities and legal proceedings (continued)

(iv)  Turkish customs litigation    In common with other beverage alcohol importers, litigation is ongoing against Diageo's Turkish subsidiary in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and duty payable on the beverage alcohol products sold in the domestic channel in Turkey. The matter involves multiple cases against Diageo's Turkish subsidiary at various stages of litigation, including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court. Diageo's Turkish subsidiary is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. Diageo's Turkish subsidiary intends to defend its position vigorously.

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

Key management personnel    The key management of the group comprises the executive and non-executive directors, the members of the executive committee and the company secretary. They are listed under 'Directors and senior management'.

	2007	2006	2005
	£ million	£ million	£ million
Salaries and short term employee benefits	12	10	10
Non-executive directors' fees	1	1	1
Share-based payments(a)	6	6	5
Other long term benefits	2	3	3
Post employment benefits(a)	3	3	2

	24	23	21

(a)
Non-executive directors do not receive share-based payments or post employment benefits.

Notes to the consolidated financial statements (continued)

31    Related party transactions (continued)

        Details are given in the directors' remuneration report of the individual director's remuneration and transactions between the group and key management personnel.

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

Executive share option plans

(a)   Diageo executive share option plan (DSOP)    This scheme was introduced in December 1999 and grants options to executives at the market price on the date of grant. Options granted under this scheme may normally be exercised between three and 10 years after the date granted. There are no performance conditions to be satisfied although the top 100 senior executives are required to hold shares in Diageo plc. US executives are granted options over the company's ADSs (one ADS is equivalent to four ordinary shares).

Notes to the consolidated financial statements (continued)

33    Employee share compensation (continued)

(b)   Diageo senior executive share option plan (SESOP)    This scheme was introduced with effect from 1 January 2000 and grants options to senior executives at the market price on the date of grant. Options granted under the scheme cannot normally be exercised unless a performance condition is satisfied. The current performance condition is based on the increase in Diageo's adjusted earnings per share (EPS) measure over a three year period. If the increase in this EPS measure is at least 15 percentage points greater than the increase in the RPI over the same period, then all the options can be exercised. If the increase in this EPS measure is at least 12 percentage points greater than that of the RPI but less than 15 percentage points, half of the options can be exercised. For options granted prior to October 2004, if the options fail either initial performance condition, the three year assessment period will be rolled forward by a year and a re-test carried out at that time. If the performance condition is satisfied, options can be exercised up to 10 years after the date of grant. For options granted from 1 October 2004, no re-testing is permitted. US executives are granted options over the company's ADSs.

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

Notes to the consolidated financial statements (continued)

33    Employee share compensation (continued)

Executive share award plans

(a)   Total shareholder return (TSR) plan    Under the TSR plan, participants are granted a conditional right to receive shares. All conditional rights awarded vest after a three year period – the 'performance cycle' – subject to achievement of two performance tests. The primary performance test is a comparison of Diageo's three year total shareholder return – the percentage growth in Diageo's share price (assuming all dividends and capital distributions are reinvested) – with the TSR of a peer group of 17 other companies. TSR calculations are converted into a common currency (US dollars). The second performance test requires that the remuneration committee not recommend the release of awards unless it considers that there has been an underlying improvement in Diageo's three year financial performance, typically measured by improvement in an adjusted earnings per share measure.

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

Notes to the consolidated financial statements (continued)

33    Employee share compensation (continued)

        For the three years ended 30 June 2007, the calculation of the fair value of each option and share award used the binomial (share option plans) and Monte Carlo (share award plans) option pricing models and the following weighted average assumptions:

	Executive share option plans	Savings plans	Executive share award plans
2007
Weighted average assumptions
Risk free interest rate	4.9%	5.1%	5.0%
Expected life of the options	60 months	35 months	36 months
Expected volatility	18%	13%	—
Dividend yield	4.0%	3.7%	4.0%
Weighted average fair value of options/awards granted in the year	144p	200p	841p
Number of options/awards granted in the year	8.3 million	2.7 million	2.1 million
Fair value of all options/awards granted in the year	£12 million	£5 million	£18 million
2006
Weighted average assumptions
Risk free interest rate	4.2%	4.3%	4.2%
Expected life of the options	60 months	43 months	36 months
Expected volatility	30%	29%	—
Dividend yield	4.0%	4.0%	4.0%
Weighted average fair value of options/awards granted in the year	187p	224p	733p
Number of options/awards granted in the year	9.2 million	2.0 million	1.5 million
Fair value of all options/awards granted in the year	£17 million	£4 million	£11 million
2005
Weighted average assumptions
Risk free interest rate	4.6%	4.7%	4.6%
Expected life of the options	60 months	40 months	36 months
Expected volatility	30%	30%	—
Dividend yield	4.0%	4.0%	4.0%
Weighted average fair value of options/awards granted in the year	165p	214p	649p
Number of options/awards granted in the year	10.7 million	2.9 million	0.8 million
Fair value of all options/awards granted in the year	£18 million	£6 million	£5 million

The risk free interest rate is based on the UK treasury coupon strips in effect at the time of the grant, for the expected life of the option. The expected life of the options represents the period of time that options granted are expected to be outstanding. The group uses historical data to estimate option exercise and employee termination within the valuation model. Expected volatility is based on implied volatilities from traded options on the group's shares, historical volatility of the group's shares and other factors.

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

(i)    Outstanding options    Options over ordinary shares and over ADSs (US schemes only) outstanding at 30 June 2007 were as follows:

	Range of exercise prices pence	Number at 30 June 2007	Weighted average remaining contractual life months	Weighted average exercise price pence
Executive share option plans	300-399	24,952	32	332
	400-499	1,318,071	44	456
	500-599	4,692,942	65	558
	600-699	9,669,008	75	643
	700-799	10,944,540	87	730
	800-899	7,916,367	105	842
	900-999	4,806,345	111	932

		39,372,225	86	726

Savings plans	400-499	133,545	22	498
	500-599	2,690,753	23	550
	600-699	2,295,418	27	641
	700-799	2,720,216	34	747

		7,839,932	28	644

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

(b)   For the savings plans, the intrinsic values of the options outstanding and exercisable at 30 June 2007 were £31 million and £0.4 million, respectively, and the intrinsic value of options exercised in the year ended 30 June 2007 was £12 million (2006 – £6 million; 2005 – £5 million). At 30 June 2007, options exercisable under these plans had a weighted average remaining contractual life of 2 months (2006 – 1 month; 2005 – 2 months).

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

Notes to the consolidated financial statements (continued)

33    Employee share compensation (continued)

(ii)   Transactions on schemes    Transactions on the share option and share award plans and the weighted average grant date fair value for options and shares for the three years ended 30 June 2007 were as follows:

	Executive share option plans		Savings plans		Executive share award plans
	Number of options	Weighted average exercise price pence	Number of options	Weighted average exercise price pence	Number of awards
Balance outstanding at 1 July 2004	42,782,785	615	9,409,464	535	3,207,242
Granted	10,701,977	690	2,905,629	570	772,630
Exercised/awarded	(10,589,959)	555	(2,645,056)	517	(980,224)
Forfeited/expired	(1,196,964)	685	(682,120)	556	(248,999)

Balance outstanding at 30 June 2005	41,697,839	660	8,987,917	554	2,750,649
Granted	9,248,402	833	1,992,329	662	1,498,243
Exercised/awarded	(8,372,821)	645	(2,466,992)	488	(532,397)
Forfeited/expired	(1,212,827)	611	(665,862)	574	(300,911)

Balance outstanding at 30 June 2006	41,360,593	689	7,847,392	576	3,415,584
Granted	8,259,306	930	2,657,279	758	2,141,688
Exercised/awarded	(8,818,488)	641	(2,238,254)	526	(735,318)
Forfeited/expired	(1,429,186)	667	(426,485)	584	(464,747)

Balance outstanding at 30 June 2007	39,372,225	726	7,839,932	644	4,357,207

Number of options exercisable at:
30 June 2007	14,461,984	621	77,842	564

30 June 2006	13,412,979	583	92,899	546

30 June 2005	11,598,959	595	63,263	658

(iii) Employee share trusts, potential issues of ordinary shares and voting rights

(a)   In order to hedge its obligations under the share option and share award plans, the group either purchases own shares directly and holds them as treasury shares, or it funds trusts to acquire shares in the company. Under IFRS and US GAAP, the shares held are accounted for as a deduction in arriving at shareholders' equity. Call options are used to manage some of the group's obligations. Dividends receivable by the employee share trusts on the shares are waived.

(b)   Shares used to satisfy the group's obligations under the employee share plans can be newly issued shares, treasury shares or shares purchased on the open market by the employee share trusts.

(c)   Where shares held by employee share trusts have been allocated to employee share plan participants, they may exercise their voting rights. Where shares are held by employee share trusts and have not been allocated to participants, the trustee abstains from voting.

Notes to the consolidated financial statements (continued)

34    Adoption of IAS 39

The group adopted IAS 39 with effect from 1 July 2005, the principal impact of this standard being to change the carrying value of financial instruments in the group's financial statements. In accordance with the exemption available in IFRS 1, the comparative information presented for the year ended 30 June 2005 does not comply with IAS 39 – Financial instruments: recognition and measurement, IAS 32 – Financial instruments: presentation and disclosure and IFRS 7 – Financial instruments: disclosures. Financial instruments for the year ended 30 June 2005 and as at 30 June 2005 have been recognised and presented in accordance with previous UK GAAP accounting policies.

        The impact of adoption of IAS 39 on the balance sheet at 1 July 2005 (date of adoption) is set out in the following table:

	30 June 2005	Impact of IAS 39	1 July 2005
	£ million	£ million	£ million
Non-current assets
Investments in associates	1,261	(6)	1,255
Other investments	719	148	867
Other financial assets	32	152	184
Deferred tax assets	778	10	788
Other non-current assets	6,398	—	6,398

	9,188	304	9,492
Current assets	4,733	—	4,733

Total assets	13,921	304	14,225

Non-current liabilities
Borrowings	(3,677)	(67)	(3,744)
Other financial liabilities	(9)	(69)	(78)
Other non-current liabilities	(2,003)	—	(2,003)

	(5,689)	(136)	(5,825)
Current liabilities	(3,606)	(4)	(3,610)

Total liabilities	(9,295)	(140)	(9,435)

Net assets	4,626	164	4,790

Equity
Called up share capital and share premium	2,220	—	2,220
Other reserves	3,181	123	3,304
Retained deficit	(942)	41	(901)

Equity attributable to equity shareholders of the parent company	4,459	164	4,623
Minority interests	167	—	167

Total equity	4,626	164	4,790

35    Reconciliation to US generally accepted accounting principles

Diageo plc is a public limited company incorporated under the laws of England and Wales and the group's consolidated financial statements are prepared in accordance with IFRS as endorsed and adopted for use in the EU and IFRS as issued by the IASB, which differ in certain respects from US GAAP.

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

        The differences between IFRS and US GAAP, in respect of net income and shareholders' equity, are set out below:

Effect on net income of differences between IFRS and US GAAP:

	Notes		2007	2006		2005
			£ million	£ million		£ million
Net income attributable to equity shareholders of the parent company in accordance with IFRS			1,489	1,908		1,344
Adjustments to conform with US GAAP:
Inventories and land and buildings	(a	)	(20)	(24)		(24)
Intangibles	(b	)	(6)	(6)		(2)
Pensions and other post employment benefits	(c	)	(130)	(96)		(6)
Derivative instruments in respect of General Mills shares	(d	)	—	—		27
Financial instruments	(e	)	78	(31)		(46)
Intercompany balances	(f	)	30	(1)		14
Moët Hennessy	(g	)	(5)	(7)		(16)
Disposal of General Mills shares	(h	)	—	(92)		(160)
Disposal of tangible fixed assets and businesses	(i	)	(9)	(1)		5
Burger King	(j	)	—	18		(17)
Employee share options	(k	)	(3)	(2)		9
Other items			10	(3)		29
Deferred taxation	(l	)
– on above adjustments			26	(53)		36
– other			132	(181)		277

Net income before cumulative effect of accounting change			1,592	1,429		1,470
Cumulative effect of change in accounting principle, net of tax	(k	)	—	(2)		—

Net income in accordance with US GAAP			1,592	1,427		1,470

Earnings per ordinary share in accordance with US GAAP	(m	)
Basic earnings per ordinary share
Net income before cumulative effect of accounting change			59.2p	50.3p		49.5p
Cumulative effect of change in accounting principle, net of tax			—	(0.1	)p	—

Net income			59.2p	50.2p		49.5p

Diluted earnings per ordinary share
Net income before cumulative effect of accounting change			58.8p	50.1p		49.4p
Cumulative effect of change in accounting principle, net of tax			—	(0.1	)p	—

Net income			58.8p	50.0p		49.4p

Basic earnings per ADS after cumulative effect of accounting change			236.8p	200.8p		198.0p

Diluted earnings per ADS after cumulative effect of accounting change			235.2p	200.0p		197.6p

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

Cumulative effect on shareholders' equity of differences between IFRS and US GAAP:

	Notes	30 June 2007	30 June 2006
		£ million	£ million
Equity attributable to equity shareholders of the parent company in accordance with IFRS		3,972	4,502
Adjustments to conform with US GAAP:
Inventories and land and buildings	(a)	115	144
Brands	(a),(b)	3,061	3,084
Goodwill	(a),(b)	3,163	3,201
Other intangibles	(a),(b)	4	16
Pensions and other post employment benefits	(c)	18	648
Financial instruments	(e)	(4)	(17)
Moët Hennessy	(g)	308	322
Employee share options	(k)	(6)	(8)
Other items		3	(14)
Deferred taxation	(l)
– on above adjustments		(1,244)	(1,380)
– other		(855)	(990)

Shareholders' equity in accordance with US GAAP		8,535	9,508

A description of accounting differences between IFRS and US GAAP that are material to the group is set out below.

(a) Accounting for the merger of GrandMet and the Guinness Group    Under the transitional provisions of IFRS 1, the group has opted not to restate the accounting for business combinations that occurred prior to the date of transition to IFRS (1 July 2004) from that previously applied under UK GAAP. In the group's primary financial statements, the merger of GrandMet and the Guinness Group has therefore been accounted for under merger accounting principles (pooling of interests), where the results, cash flows and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under US GAAP, the merger was accounted for as an acquisition of the Guinness Group by GrandMet with an effective acquisition date of 31 December 1997. Consequently the Guinness Group's assets and liabilities, including land and buildings, were recorded at fair values on 31 December 1997. Under US GAAP, the excess of the consideration over the fair value of the net assets has been allocated firstly to identifiable intangible assets, including brands, based on their fair values, with the remainder allocated to goodwill. Fair value adjustments to the recorded amounts of inventories, net of deferred tax, are expensed in the period in which the inventory is sold.

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

(c) Pensions and other post employment benefits    There are a number of significant differences between IFRS and US GAAP in accounting for pension and other post employment benefit costs that have an impact on the group:

  (i) Under IFRS, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost is charged to operating profit. The interest cost (being the unwinding of the discount on the fund's liabilities for the period) and the expected return on assets for the period (calculated using the fair value of assets) are charged/credited to other finance income in the income statement. The group has taken the option permitted under IFRS to include any amount arising from changes in the assumptions used for the actuarial valuation at the commencement of the period and those at the end of the period, and any differences between the actual and expected returns on the plan's assets, in the statement of recognised income and expense. Under US GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost, the interest cost (being the unwinding of the discount on the fund's liabilities for the period) and the expected return on assets for the period (calculated using a smoothed market value of assets) are all charged/credited to operating income. The cumulative amounts arising from changes in the assumptions used for the actuarial valuation at the commencement of the period and those at the end of the period, and any differences between the actual and expected returns on the plan's assets, are amortised through operating income over the average remaining service lives of the employees. As there was an unrecognised loss under US GAAP at 30 June 2006, this led to an additional charge to operating income for the year ended 30 June 2007 of £95 million (2006 – £96 million; 2005 – £26 million) under US GAAP compared with IFRS.

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

  (v) Under IFRS, the surplus or deficit in post employment plans at the balance sheet date is reported as part of the group's consolidated net assets. On 30 June 2007, the group adopted SFAS No.158 – Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans for US GAAP reporting. Under SFAS No.158, the difference between the fair value of the plan assets and the projected benefit obligations of the plan is recognised as an asset or liability on the consolidated balance sheet, with changes in the funded status recognised through other comprehensive income. The adoption of SFAS No.158 has eliminated the difference in shareholders' equity under IFRS and US GAAP, apart from if the post employment plan is in surplus. Under IFRS, the amount recognised is limited to the present value of any economic benefits available in the form of refunds or future contribution reductions, plus unrecognised actuarial losses and unrecognised past service costs, whereas under US GAAP there is no such restriction. Retrospective application of SFAS No.158 is not permitted and, at 30 June 2006, postretirement plans were accounted for under SFAS Nos.87, 88 and 106. Under SFAS Nos.87 and 106, only when the plan was in deficit, calculated on the plan's accrued rather than projected liabilities, was the difference between the plan assets and liabilities included in the group's consolidated net assets, with changes in the funded status recognised through other comprehensive income. If the plan was in surplus, the group's consolidated net assets included a prepayment or provision which was the difference between the cumulative charges to operating income and the cumulative cash contributions made to the plan.

(d) Derivative instruments in respect of General Mills shares    Under IFRS prior to 30 June 2005, the premium received from the sale to General Mills of options over 29 million ordinary shares of Diageo's holding in that company was deferred in the balance sheet pending exercise or lapse of the options. On 4 October 2004, 4 million of the shares over which the options were exercisable were disposed of to the group's UK pension fund. The premium in respect of the option over the 4 million shares was realised in the statement of income in the year ended 30 June 2005. Under US GAAP, the option contracts represented derivatives and, accordingly, were held at their estimated fair values at the balance sheet dates, with changes in fair value included in the statement of income.

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

(e) Financial instruments    The group uses derivative financial instruments for risk management purposes. Under IFRS, prior to the adoption of IAS 39 on 1 July 2005, changes in the fair value of interest rate derivatives and derivatives hedging forecast transactions were not recognised until realised. Since 1 July 2005, all such derivatives are carried at fair value at the balance sheet date. Under IFRS, prior to 1 July 2005, for derivatives hedging the translation of net assets of overseas operations in respect of foreign exchange differences arising on translation to closing rates, changes in their fair value were taken to the statement of recognised income and expense. Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group's derivatives qualified for and are designated as hedges under US GAAP. Gains and losses that arose from changes in the fair value of derivatives, and gains and losses that arose from changes in the fair value of hedged items attributable to the hedged risk, were charged or credited in determining net income under US GAAP.

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

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

(g) Moët Hennessy    The operations of Moët Hennessy are conducted both through a partnership and through a limited company in which the group has 34% interests. Under both IFRS and US GAAP, the investments in Moët Hennessy are accounted for using the equity method of accounting but, as a result of applying accounting differences between IFRS and US GAAP, primarily in respect of accounting for the merger of GrandMet and the Guinness Group referred to in (a) above, the group's share of the carrying values of the investments are different under IFRS and US GAAP. The group's share of net income from Moët Hennessy is different between IFRS and US GAAP primarily in respect of accounting differences on fair value accounting for vines and grapes.

(h) Disposal of General Mills shares    Applying the accounting differences between IFRS and US GAAP resulted in different carrying values for the shares held in General Mills. As a consequence of these different values, different gains arose on the subsequent disposals of the shares in October 2004 and November 2005. Under IFRS, the investment in General Mills was classified as a non-current investment for the year ended 30 June 2005 at deemed cost and, on the adoption of IAS 39 on 1 July 2005, was reclassified as an available for sale security. Under US GAAP, the investment was held from 1 July 2004 as an available for sale security. Under both IFRS and US GAAP, available for sale securities are held on the balance sheet at fair value with changes in the fair value included in equity. On the disposal of the shares in General Mills, the amount included in equity in respect of the shares disposed of, representing the cumulative change in fair value, was included in net income.

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

(j) Burger King    Under IFRS, the sale of Burger King on 13 December 2002 (the completion date) was accounted for as a disposal in the year ended 30 June 2003, and interest receivable on the subordinated debt was included in interest income in the period to which it related. Under US GAAP, the transaction was not accounted for as a disposal in the year ended 30 June 2003 due to the size of the investment made by the buyer and Diageo's continued involvement through the guarantee provided by Diageo in respect of the acquisition finance.

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

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

(k) Employee share options    From 1 July 2005, Diageo adopted the provisions of SFAS No. 123(R) – Share-Based Payment for its US GAAP reporting. As a consequence, for the two years ended 30 June 2007, the accounting treatment for equity classified employee stock options was the same under both IFRS and US GAAP. US GAAP has more stringent criteria than IFRS for determining whether a plan is classified as an equity or liability plan. Liability classified awards are re-measured to fair value at each balance sheet date until the award is settled, whereas equity classified awards are measured at grant date fair value and are not subsequently re-measured. Diageo's senior executive share option plan (SESOP) is accounted for as a liability plan under US GAAP, whereas under IFRS it is treated as an equity plan. On adoption of SFAS No. 123(R) on 1 July 2005, Diageo revalued unvested awards in the SESOP plan and recognised a charge of £2 million net of tax in respect of the cumulative effect of the accounting change.

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

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

(n) Variable interest entitles    US GAAP requires the results, assets and liabilities of variable interest entities to be consolidated if the group is regarded as the primary beneficiary. The primary beneficiary is generally defined as the party whose variable interests absorb the majority of the expected losses or residual returns of the variable interest entity. The group has a number of joint arrangements with Moët Hennessy in France and the Far East, involved in the marketing and distribution of the group's and Moët Hennessy's premium drinks, where the group is regarded as the primary beneficiary, which have been consolidated. Under IFRS, the group only consolidates the attributable share of the results, assets and liabilities of the joint arrangements measured according to the terms of the arrangement.

        For the year ended 30 June 2007, the consolidation of variable interest entities under US GAAP increased sales by £500 million (2006 – £437 million; 2005 – £303 million) and operating income by £44 million (2006 – £38 million; 2005 – £25 million) as compared with IFRS. This accounting difference has no effect on US GAAP net income or shareholders' equity as compared with IFRS.

(o) Basis of consolidation    The group has interests in a number of other jointly controlled entities. Under IFRS, the group reports its interest in jointly controlled entities using proportionate consolidation. The group's share of the assets, liabilities, sales, income and cash flows of jointly controlled entities are included in the appropriate categories of the group's financial statements on a line-by-line basis. Under US GAAP, these interests are accounted for using the equity method. Under the equity method, the group's share of the net income and net assets of the jointly controlled entities are reported as one line in the income statement and balance sheet.

        Applying the equity method of accounting under US GAAP for the year ended 30 June 2007 decreased sales by £128 million (2006 – £110 million; 2005 – £100 million) and operating income by £17 million (2006 – £19 million; 2005 – £16 million) as compared with IFRS. This accounting difference has no effect on US GAAP net income or shareholders' equity as compared with IFRS.

(p) Discontinued operations    Under IFRS, the original disposals of Burger King and Pillsbury met the conditions for separate disclosure as discontinued operations. Under US GAAP, due to Diageo's continuing involvement in Burger King at the date of disposal through the guarantee provided by Diageo in respect of the acquisition finance, and in Pillsbury due to the shareholding in General Mills, these disposals did not meet the criteria to be classified as discontinued operations.

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

        Research and development expenditure was written off to selling, general and administrative expenses in the year in which it was incurred. A taxation charge of £42 million (2006 – £39 million; 2005 – £41 million) in respect of the Moët Hennessy partnership is included in 'income taxes' under US GAAP and in 'share of associates' profits after tax' under IFRS.

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

Statement of comprehensive income under US GAAP    Under IFRS, the group presents a consolidated statement of recognised income and expense which is similar to a statement of comprehensive income required by US GAAP. Comprehensive income, under US GAAP, for the three years ended 30 June 2007 is as follows:

	2007
	Before tax	Tax	Net
	£ million	£ million	£ million
Net income	2,026	(434)	1,592
Exchange differences	(215)	17	(198)
Changes in fair value of cash flow hedges	54	(12)	42
Minimum pension liabilities	380	(113)	267

Comprehensive income	2,245	(542)	1,703

	2006			2007
	Before tax	Tax	Net	Before tax	Tax	Net
	£ million	£ million	£ million	£ million	£ million	£ million
Net income	1,889	(462)	1,427	1,783	(313)	1,470
Exchange differences and changes in fair value of hedges	32	(18)	14	185	—	185
Holding gains on available for sale securities
– unrealised gains/(losses) arising during the year	33	—	33	(80)	—	(80)
– realised gains reclassified to net income	(106)	—	(106)	(117)	—	(117)
Minimum pension liabilities	685	(120)	565	(361)	33	(328)

Comprehensive income	2,533	(600)	1,933	1,410	(280)	1,130

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

Movements in US GAAP shareholders' equity

	2007	2006	2005
	£ million	£ million	£ million
Shareholders' equity in accordance with US GAAP at beginning of the year	9,508	9,853	10,287
Net income	1,592	1,427	1,470
Minimum pension liabilities (net of tax)	267	565	(328)
Net loss upon adoption of SFAS No. 158 (net of tax)	(413)	—	—
Dividends	(858)	(864)	(849)
New share capital issued	1	3	6
Net change in employee share trust arrangements (net of tax)	75	11	(11)
Repurchase of own shares	(1,481)	(1,428)	(710)
Gains/(losses) on available for sale securities	—	33	(80)
Realised gains on available for sale securities reclassified to income in the year	—	(106)	(117)
Exchange differences and changes in fair value of hedges (net of tax)	(156)	14	185

Shareholders' equity in accordance with US GAAP at end of the year	8,535	9,508	9,853

US GAAP summary consolidated balance sheet

	2007	2006
	£ million	£ million
Current assets	5,455	5,026
Property, plant and equipment	2,055	2,057
Brands	7,116	7,336
Goodwill	3,318	3,333
Other intangible assets	39	55
Other long term assets	2,130	2,265

Total assets	20,113	20,072

Short term borrowings	1,567	775
Other current liabilities	2,777	2,650
Long term borrowings	4,132	4,016
Other long term liabilities	2,844	2,921
Minority interests	258	202
Shareholders' equity	8,535	9,508

Total liabilities and shareholders' equity	20,113	20,072

At 30 June 2007, capitalised software of £98 million (2006 – £72 million) is included above in property, plant and equipment on the US GAAP consolidated balance sheet, but is included in intangible assets on the IFRS consolidated balance sheet.

US GAAP cash flows    The group's consolidated financial statements include a consolidated cash flow statement in accordance with IAS 7 – Cash flow statements. The objective and principles of IAS 7 are similar to those set out in the US accounting standard SFAS No. 95 – Statement of Cash Flows.

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

        However, under IAS 7, 'cash' for the purposes of the cash flow statement includes bank overdrafts. Under US GAAP, bank overdrafts are classified as borrowings and the movements thereon are included in financing activities. In addition, the accounting for variable interest entities and jointly controlled entities differs between IFRS and US GAAP, which changes the amounts included as cash and cash equivalents.

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

The differences in the shareholders' equity reconciliation between IFRS and US GAAP for brands, goodwill and other intangibles are attributable to historical cost differences of £3,642 million, £3,514 million and £106 million, respectively (2006 – £3,684 million, £3,554 million and £112 million, respectively), less differences on accumulated amortisation of £581 million, £351 million and £102 million, respectively (2006 – £600 million, £353 million and £96 million, respectively). In addition, differences in respect of unconsolidated affiliates amount to £40 million (2006 – £39 million). In segmental information, brands would be reported within 'Corporate and other'.

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

        The following weighted average assumptions were used to determine the benefit obligations for the group's pension and other postretirement benefit plans at 30 June in the relevant year. The assumptions used to calculate the net periodic costs for the year to 30 June are based on the assumptions disclosed as at the previous 30 June:

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

        Where appropriate, the disclosures for the year ended 30 June 2007 in the following tables reflect the requirements of SFAS No. 158 – Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS Nos. 87, 88, 106 and 132(R).

        The net periodic charges for all of the group's pension and other postretirement benefits were as follows:

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

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

The funded status of the group's pension and other postretirement benefit plans under US GAAP was as follows:

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

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

An analysis of the assets and liabilities of the group's pension and other postretirement benefit plans was as follows:

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

The impact on the aggregated service cost and interest cost and on the projected benefit obligations of a 1% increase and a 1% decrease in future medical care inflation is as follows:

	2007	2006	2005
	£ million	£ million	£ million
Impact of 1% increase in medical care inflation rates:
Increase in aggregate of service cost and interest cost	1	2	1
Increase in projected benefit obligations at end of the year	13	13	13
Impact of 1% decrease in medical care inflation rates:
Decrease in aggregate of service cost and interest cost	(1)	(1)	(1)
Decrease in projected benefit obligations at end of the year	(11)	(12)	(11)

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

The following table presents the effect of the adoption of SFAS No. 158 on the group's consolidated balance sheet at 30 June 2007:

	Pension benefits			Other post retirement benefits
	Before adoption of SFAS No. 158	Effect of SFAS No. 158	After adoption of SFAS No. 158	Before adoption of SFAS No. 158	Effect of SFAS No. 158	After adoption of SFAS No. 158
	£ million	£ million	£ million	£ million	£ million	£ million
Other intangible assets	46	(46)	—	—	—	—
Other long term assets
– pension prepayment	303	(230)	73	—	1	1
– deferred taxation	—	(4)	(4)	23	(2)	21
Other current liabilities – postretirement	—	(3)	(3)	—	(8)	(8)
Other long term liabilities
– retirement benefit obligations	(105)	(231)	(336)	(120)	(24)	(144)
– deferred taxation	(33)	119	86	17	15	32

	211	(395)	(184)	(80)	(18)	(98)

The net reduction in accumulated other comprehensive income and shareholders' equity at 30 June 2007 on adoption of SFAS No. 158 was £413 million.

        The amounts recognised in accumulated other comprehensive loss at 30 June 2007, which have not been recognised as components of the net periodic charge for pension and other postretirement benefits, were as follows:

	Pension benefits	Other post retirement benefits	Total
	£ million	£ million	£ million
Prior service cost	45	3	48
Net actuarial loss	760	27	787

	805	30	835

United Kingdom	509	(11)	498
Ireland	216	—	216
United States and other	80	41	121

	805	30	835

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

It is estimated that the following amounts will be recognised in the net periodic charge for pension and other postretirement benefits in the year ending 30 June 2008:

	Pension benefits	Other post retirement benefits	Total
	£ million	£ million	£ million
Prior service cost	12	—	12
Net actuarial loss	76	2	78

	88	2	90

United Kingdom	62	(1)	61
Ireland	14	—	14
United States and other	12	3	15

	88	2	90

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

SFAS No. 157 – Fair Value Measurements    In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. SFAS No. 157 addresses standardising the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as 'the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date'. SFAS No. 157 is effective for financial years beginning after 15 November 2007, and interim periods within those financial years. The adoption of SFAS No. 157 is not expected to have a material effect on the results or net assets of the group.

Notes to the consolidated financial statements (continued)

35    Reconciliation to US generally accepted accounting principles (continued)

SFAS No. 158 – Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans    In September 2006, the FASB issued SFAS No. 158, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R). SFAS No. 158 requires an employer that is a business entity and sponsors one or more single employer benefit plans to: (1) recognise the funded status of the benefit plan in its statement of financial position; (2) recognise as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognised as components of net periodic benefit cost; (3) measure defined benefit plan assets and obligations as of the date of the employer's financial year end statement of financial position; and (4) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next financial year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations. The group adopted SFAS No. 158 with effect from 30 June 2007. As a result, under US GAAP, the group recognised a decrease of £281 million in total assets, an increase of £132 million in total liabilities, and an additional charge of £413 million to accumulated other comprehensive income.

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

FIN 48 – Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109    In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognised in an enterprise's financial statements in accordance with FASB Statement No. 109 – Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the group's financial year ending 30 June 2008. The adoption of FIN 48 is not expected to have a material effect on the results or net assets of the group.

SAB 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements    In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), which provides interpretive guidance on how registrants should quantify misstatements when evaluating the materiality of financial statement errors. SAB 108 also provides transition accounting and disclosure guidance for situations in which there existed an error in prior period financial statements, the correction of which could be considered material in the current year, by allowing companies to restate prior period financial statements or recognise the cumulative effect of initially applying SAB 108 through an adjustment to opening retained earnings in the year of adoption. SAB 108 is effective for financial years ending after 15 November 2006. The adoption of SAB 108 had no impact on the group's financial position, results of operations or cash flows.

        Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the AICPA and the SEC are not believed by management to have a material impact on the group's present or future consolidated financial statements.

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

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
/s/ NC ROSE NC Rose Chief financial officer

5 March 2008

Exhibits

12.3	Certification of Paul S. Walsh filed pursuant to 17 CFR 240.13a-14(a)
12.4	Certification of Nicholas C. Rose filed pursuant to 17 CFR 240.13a-14(a)
13.3	Certification of Paul S. Walsh furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350(a) and (b)
13.4	Certification of Nicholas C. Rose furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350(a) and (b)
15.2	Consent of independent registered public accounting firm

QuickLinks

Contents
Explanatory Note
Contents – Consolidated financial statements Year ended 30 June 2007
Report of independent registered public accounting firm
Consolidated income statement
Consolidated statement of recognised income and expense
Consolidated balance sheet
Consolidated cash flow statement
Accounting policies of the group
Notes to the consolidated financial statements
Principal group companies
SIGNATURE
Exhibits