Form 20-F
period 2008-06-30
DIAGEO PLC
filed 2008-09-15
CIK 835403

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 30 June 2008

Commission file number 1-10691

DIAGEO plc
(Exact name of Registrant as specified in its charter)

England

(Jurisdiction of incorporation or organisation)

8 Henrietta Place, London, W1G 0NB, England

(Address of principal executive offices)

Paul Tunnacliffe Company Secretary
Tel: +44 20 7927 5200    Fax: +44 20 7927 4600
8 Henrietta Place, London W1G 0NB, England

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares Ordinary shares of 28 101/108 pence each	New York Stock Exchange New York Stock Exchange*

*Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares, pursuant to the requirements of the Securities and Exchange Commission.

          Securities registered or to be registered pursuant to Section 12(g) of the Act: None

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 2,821,857,259 ordinary shares of 28 101/108 pence each.

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
Item 17 ☐    Item 18☒

          If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐    No ☒

          This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 30 June 2008 of Diageo plc (the 2008 Form 20-F). Reference is made to the cross reference to Form 20-F table on pages 207 to 208 hereof (the Form 20-F Cross reference table). Only (i) the information in this document that is referenced in the Form 20-F Cross reference table, (ii) the cautionary statement concerning forward-looking statements on pages 25 and 26 and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statements on Form F-3 File Nos. 333-10410, 333-14100, 333-110804 and 333-132732 and Registration Statements on Form S-8 File Nos. 333-08090, 333-08092, 333-08094, 333-08096, 333-08098, 333-08102, 333-08104, 333-08106, 333-09770, 333-11460 and 333-11462, and any other documents, including documents filed by Diageo plc pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2008 Form 20-F. Any information herein which is not referenced in the Form 20-F Cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference.

 Contents

1	Historical information
6	Business description
6	Strategy
7	Premium drinks
20	Disposed businesses
20	Risk factors
25	Cautionary statement concerning forward-looking statements
27	Business Review
27	Introduction
29	Operating results – 2008 compared with 2007
47	Operating results – 2007 compared with 2006
62	Trend information
63	Recent developments
63	Liquidity and capital resources
68	Contractual obligations
68	Off-balance sheet arrangements
69	Risk management
71	Market risk sensitivity analysis
72	Critical accounting policies
74	Adoption of IFRS
75	New accounting standards
76	Directors and senior management
80	Directors' remuneration report
101	Corporate governance report
113	Directors' report
116	Consolidated financial statements
117	Report of independent registered public accounting firm
118	Consolidated income statement
119	Consolidated statement of recognised income and expense
120	Consolidated balance sheet
121	Consolidated cash flow statement
122	Accounting policies of the group
128	Notes to the consolidated financial statements
187	Principal group companies
188	Report of independent registered public accounting firm – internal controls
190	Unaudited computation of ratio of earnings to fixed charges and preferred share dividends
191	Additional information for shareholders
191	Legal proceedings
191	Related party transactions
191	Material contracts
191	Debt securities
192	Share capital
194	Memorandum and articles of association
200	Exchange controls
200	Documents on display
200	Taxation
205	Signature
206	Exhibits
207	Cross reference to Form 20-F

Contents (continued)

208	Glossary of terms and US equivalents
Exhibit	1.1
Exhibit	4.4
Exhibit	4.7
Exhibit	4.8
Exhibit	4.9
Exhibit	4.10
Exhibit	4.11
Exhibit	4.12
Exhibit	4.13
Exhibit	4.14
Exhibit	4.15
Exhibit	4.16
Exhibit	12.1
Exhibit	12.2
Exhibit	13.1
Exhibit	13.2
Exhibit	15.1

This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2008. The information set out in this Form 20-F does not constitute the company's statutory accounts under the UK Companies Acts for the years ended 30 June 2008, 2007 or 2006. Those accounts have been reported on by the company's auditors; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The accounts for 2007 and 2006 have been delivered to the registrar of companies and those for 2008 will be delivered in due course.

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

This report includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use. In this report, the term 'company' refers to Diageo plc and the terms 'group' and 'Diageo' refer to the company and its consolidated subsidiaries, except as the context otherwise requires. A glossary of terms used in this report is included at the end of the document.

Diageo's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards comprising International Accounting Standards, International Financial Reporting Standards and interpretations of the International Financial Reporting Interpretations Committee (together IFRS), as endorsed and adopted for use in the European Union (EU), which is the group's primary reporting framework and IFRS as issued by the International Accounting Standards Board (IASB). References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB. Unless otherwise indicated, all other financial information contained in this document has been prepared in accordance with IFRS.

Information presented

Percentage movements in this document are organic movements unless otherwise stated. These movements and operating margins are before exceptional items. Commentary, unless otherwise stated refers to organic movements. Share, unless otherwise stated, refers to volume share. See the 'Business review' for an explanation of organic movement calculations. The financial statements for the year ended 30 June 2008 have been prepared in accordance with IFRS.

The content of the company's website (www.diageo.com) should not be considered to form a part of or be incorporated into this Form 20-F.

Historical information

The following table presents selected consolidated financial data for Diageo prepared under International Financial Reporting Standards (IFRS) as endorsed and adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB) for the four years ended 30 June 2008 and as at the respective year ends. References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB, unless otherwise indicated. Consolidated financial data was prepared in accordance with IFRS for the first time for the year ended 30 June 2006, following the implementation of IFRS by the group, and the data for the year ended 30 June 2005 was adjusted accordingly to IFRS. The data presented below has been derived from Diageo's audited consolidated financial statements.

	Year ended 30 June
	2008	2007	2006	2005
	£ million	£ million	£ million	£ million
Income statement data(1)
Sales	10,643	9,917	9,704	8,968
Operating profit(3)	2,226	2,159	2,044	1,731
Profit for the year
Continuing operations(3)(4)	1,571	1,417	1,965	1,326
Discontinued operations(2)	26	139	—	73

Total profit for the year(3)(4)	1,597	1,556	1,965	1,399

	pence	pence	pence	pence
Per share data
Dividend per share(5)	34.35	32.70	31.10	29.55
Earnings per share
Basic
Continuing operations	58.3	50.2	67.2	42.8
Discontinued operations(2)	1.0	5.2	—	2.4

Basic earnings per share	59.3	55.4	67.2	45.2

Diluted
Continuing operations	57.9	49.9	66.9	42.8
Discontinued operations(2)	1.0	5.1	—	2.4

Diluted earnings per share	58.9	55.0	66.9	45.2

	million	million	million	million
Average shares	2,566	2,688	2,841	2,972

	As at 30 June
	2008	2007	2006	2005
	£ million	£ million	£ million	£ million
Balance sheet data(1)
Total assets	16,027	13,956	13,927	13,921
Net borrowings(6)	6,447	4,845	4,082	3,706
Equity attributable to the parent company's equity shareholders	3,498	3,972	4,502	4,459
Called up share capital(7)	816	848	883	883

Historical information (continued)

Notes to the historical information

1      Accounting policies    The financial statements for the years ended 30 June 2008, 30 June 2007 and 30 June 2006 were prepared in accordance with IFRS. Extracts from the income statement and balance sheet as of and for the year ended 30 June 2005 presented here have been restated under IFRS as applied by the group from financial information previously reported in the group's consolidated financial statements as of and for the year ended 30 June 2005 prepared in accordance with UK GAAP. The group adopted the provisions of IAS 39 – Financial instruments: recognition and measurement from 1 July 2005. As permitted under IFRS 1 – First-time adoption of International Financial Reporting Standards, financial instruments in the year ended 30 June 2005 remain recorded in accordance with previous UK GAAP accounting policies, and the adjustment to IAS 39 was reflected in the consolidated balance sheet at 1 July 2005. The IFRS accounting policies applied by the group to the financial information in this document are presented in 'Accounting policies of the group' in the financial statements. No reconciliation to US GAAP is included in the financial statements following the SEC's adoption of a rule accepting financial statements from foreign private issuers prepared in accordance with IFRS as issued by the IASB without that reconciliation.

2      Discontinued operations    Discontinued operations in the years ended 30 June 2008, 30 June 2007 and 30 June 2005 are adjustments in respect of the quick service restaurants business (Burger King, sold 13 December 2002) and the packaged food business (Pillsbury, sold 31 October 2001).

3      Exceptional items    These are items which, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate. An analysis of exceptional items before taxation for continuing operations is as follows:

	Year ended 30 June
	2008	2007	2006	2005
	£ million	£ million	£ million	£ million
Exceptional items (charged)/credited to operating profit
Restructuring of Irish brewing operations	(78)	—	—	—
Disposal of Park Royal property	—	40	—	—
Park Royal brewery accelerated depreciation	—	—	—	(29)
Seagram integration costs	—	—	—	(30)
Thalidomide Trust	—	—	—	(149)
Disposal of other property	—	—	—	7

	(78)	40	—	(201)

Other exceptional items
Gain on disposal of General Mills shares	—	—	151	221
Gains/(losses) on disposal and termination of businesses	9	(1)	6	(7)

	9	(1)	157	214

Total exceptional items	(69)	39	157	13

In the year ended 30 June 2008, there were exceptional tax credits of £8 million (2007 – £nil; 2006 – £315 million; 2005 – £78 million).

Historical information (continued)

4      Taxation    The taxation charge deducted from income for the year in determining profit from continuing operations for the year ended 30 June 2008 was £522 million (2007 – £678 million; 2006 – £181 million; 2005 – £599 million). Included in the taxation charge were the following items: in the year ended 30 June 2008, a tax credit of £8 million on exceptional items; in the year ended 30 June 2007, a net tax charge of £24 million from intra group reorganisations of brand businesses, a reduction in the carrying value of deferred tax assets primarily following a reduction in tax rates of £74 million, and a provision for settlement of tax liabilities related to the GrandMet/Guinness merger of £64 million; in the year ended 30 June 2006, an exceptional tax credit of £315 million arose principally as a consequence of the agreement with fiscal authorities of the carrying values of certain brands, which resulted in an increase to the group's deferred tax assets of £313 million; and in the year ended 30 June 2005, there were £58 million of tax credits on exceptional operating items and £20 million of tax credits on exceptional prior year business disposals.

5      Dividends    The board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of any future dividends, subject to shareholder approval, will depend upon Diageo's earnings, financial condition and such other factors as the board deems relevant. Proposed dividends are not considered to be a liability until they are approved by the board for the interim dividend and by the shareholders at the annual general meeting for the final dividend. The information provided in the tables above and below represents the amounts payable in respect of the relevant financial year, and the final dividend amount included in these tables represents the dividend proposed by the directors but not approved by the shareholders and therefore is not reflected as a deduction from reserves at the balance sheet date.

        The table below sets out the amounts of interim, final and total cash dividends paid by the company on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

		Year ended 30 June
		2008	2007	2006	2005	2004
		pence	pence	pence	pence	pence
Per ordinary share	Interim	13.20	12.55	11.95	11.35	10.60
	Final	21.15	20.15	19.15	18.20	17.00

	Total	34.35	32.70	31.10	29.55	27.60

		$	$	$	$	$
Per ADS	Interim	1.05	1.01	0.88	0.81	0.77
	Final	1.68	1.62	1.42	1.30	1.24

	Total	2.73	2.63	2.30	2.11	2.01

Note: Subject to shareholder approval, the final dividend for the year ended 30 June 2008 will be paid on 20 October 2008 and payment to US ADR holders will be made on 24 October 2008. In the table above, an exchange rate of £1 = $1.99 has been used to calculate this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 20 October 2008.

Historical information (continued)

6      Definitions    Net borrowings are defined as total borrowings (short term borrowings and long term borrowings plus finance lease obligations), interest rate fair value hedging instruments and foreign currency swaps and forwards, less cash and cash equivalents and other liquid resources. Other liquid resources represent amounts with an original maturity date of greater than three months but less than one year.

7      Share capital    The called up share capital represents the par value of ordinary shares of 28 101/108 pence in issue. There were 2,822 million ordinary shares in issue and fully paid up at the balance sheet date (2007 – 2,931 million; 2006 – 3,051 million; 2005 – 3,050 million; 2004 – 3,057 million). Of these, 26 million are held in employee share trusts (2007 – 33 million; 2006 – 42 million; 2005 – 43 million; 2004 – 43 million) and 279 million are held as treasury shares (2007 – 281 million; 2006 – 252 million; 2005 – 86 million; 2004 – nil). Shares held in employee share trusts and treasury shares are deducted in arriving at equity attributable to the parent company's equity shareholders.

        During the year ended 30 June 2008, the company repurchased 97 million ordinary shares for cancellation at a cost including fees and stamp duty of £1,008 million (2007 – 141 million ordinary shares, cost of £1,405 million; 2006 – 164 million ordinary shares, cost of £1,407 million; 2005 – 94 million ordinary shares, cost of £710 million; 2004 – 43 million ordinary shares, cost of £306 million) and 11 million ordinary shares to be held as treasury shares for hedging share scheme grants provided to employees during the year at a cost of £124 million (2007 – 9 million ordinary shares, cost of £82 million; 2006 – 2 million ordinary shares, cost of £21 million; 2005 and 2004 – nil, £nil). In addition the company utilised 1 million ordinary shares held as treasury shares with an historical purchase cost of £11 million to satisfy options exercised by employees during the year (2007 – 1 million ordinary shares, cost of £10 million; 2006 and 2005 – nil, £nil).

8      Exchange rates    A substantial portion of the group's assets, liabilities, revenues and expenses are denominated in currencies other than pound sterling, principally US dollars. For a discussion of the impact of exchange rate fluctuations on the company's financial condition and results of operations, see 'Business review – Risk management'.

        The following table shows period end and average US dollar/pound sterling noon buying exchange rates, for the periods indicated, expressed in US dollars per £1.

	Year ended 30 June
	2008	2007	2006	2005	2004
	$	$	$	$	$
Year end	1.99	2.01	1.85	1.79	1.81
Average rate(a)	2.01	1.93	1.78	1.86	1.75

Historical information (continued)

The following table shows period end, high, low and average US dollar/pound sterling noon buying exchange rates by month, for the six month period to 27 August 2008, expressed in US dollars per £1. The information in respect of the month of August is for the period up to and including 27 August 2008.

	2008
	August	July	June	May	April	March
	$	$	$	$	$	$
Month end	1.83	1.98	1.99	1.98	1.98	1.99
Month high	1.97	2.00	1.99	1.98	2.00	2.03
Month low	1.83	1.97	1.95	1.95	1.96	1.98
Average rate(b)	1.89	1.99	1.97	1.96	1.98	2.00

The average exchange rate for the period 1 to 10 September 2008 was £1=$1.77 and the noon buying rate on 10 September was £1=$1.75

(a)
The average of the noon buying rates on the last business day of each month during the year ended 30 June.

(b)
The average of the noon buying rates on each business day of the month.

(c)
These rates have been provided for information only. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the consolidated financial statements. See note 2(i)(d) to the consolidated financial statements for the actual rates used.

Business description

Diageo is the world's leading premium drinks business with a collection of international brands. Diageo was the sixteenth largest publicly quoted company in the United Kingdom in terms of market capitalisation on 10 September 2008, with a market capitalisation of approximately £26 billion.

        Diageo plc is incorporated as a public limited company in England and Wales. Diageo plc's principal executive office is located at 8 Henrietta Place, London W1G 0NB and its telephone number is +44 (0) 20 7927 5200.

        Diageo is a major participant in the branded beverage alcohol industry and operates on an international scale. It brings together world-class brands and a management team committed to the maximisation of shareholder value. The management team expects to invest in global brands, expand internationally and launch innovative new products and brands.

        Diageo produces and distributes a leading collection of branded premium spirits, beer and wine. The wide range of premium brands it produces and distributes includes Smirnoff vodka, Johnnie Walker scotch whisky, Captain Morgan rum, Baileys Original Irish Cream liqueur, JeB scotch whisky, Tanqueray gin and Guinness stout. In addition it also has the distribution rights for the José Cuervo tequila brands in North America and many other markets.

Strategy

Diageo is the world's leading premium drinks business and operates on an international scale. It is one of a small number of premium drinks companies that operate across spirits, beer and wine. Diageo is the leading premium spirits business in the world by volume, by net sales and by operating profit and it manages eight of the world's top 20 spirits brands as defined by Impact Databank. Diageo's beer brands include the only global stout brand, Guinness, and together these beer brands account for approximately 21% of net sales while Diageo's wine brands represent approximately 6% of Diageo's net sales.

        Diageo's size provides for scale efficiencies in production, selling and marketing. This enables cost efficiencies and the dissemination of best practices in business operations across markets and brands, allowing Diageo to serve its customers and consumers better.

        All of the above factors enable Diageo to attract and retain talented individuals with the capabilities to contribute to the delivery of Diageo's strategy, which is to focus on premium drinks to grow its business through organic sales and operating profit growth and the acquisition of premium drinks brands that add value for shareholders.

        Diageo's brands have broad consumer appeal across geographies and the company and its employees are proud of the responsible manner in which the brands are marketed and the role that moderate consumption of these brands plays in the lives of many people.

        Diageo recognises, however, that excessive or irresponsible patterns of alcohol consumption may cause health or social problems for the individual or society as a whole. Diageo seeks to be at the forefront of industry efforts to promote responsible drinking and combat misuse and works with other stakeholders to combat alcohol misuse. Diageo's approach is based on two principles: set world-class standards for responsible marketing and innovation; and promote a shared understanding of what responsible drinking means in order to reduce alcohol related harm.

Market participation    Diageo targets its geographical priorities in terms of the major regional economies in which it operates. Since 1 February 2007, these markets are managed under four business areas: North America, Europe, International and Asia Pacific. The North American business area

Business description (continued)

comprises the United States and Canada. The European business area comprises Great Britain, Ireland, Continental Europe, Iberia and Russia. The International business area comprises Latin America and the Caribbean (including Mexico), Africa and the Global Travel and Middle East business. The Asia Pacific business area comprises India, China, South Korea, Japan and other Asian markets, Australia and New Zealand. North America accounts for the largest proportion of Diageo's operating profit.

Product offering    Diageo manages its brands in terms of global priority brands, local priority brands and category brands. Acting as the main focus for the business, global priority brands are Diageo's primary growth drivers across markets. Local priority brands have market-leading positions in the markets in which they are distributed. They drive growth on a significant scale but with a narrower geographic reach than the global priority brands. Category brands comprise the smaller scale brands in Diageo's collection.

Business effectiveness    Over the long term, Diageo's strategy will be continually focused on driving growth and increasing shareholder value.

        Diageo was formed by the merger of Grand Metropolitan Public Limited Company (GrandMet) and Guinness PLC (the Guinness Group) and has subsequently completed a number of acquisitions and disposals consistent with its strategy of focusing on its premium drinks business. In the period from the merger in December 1997 to 30 June 2008, the group has received approximately £10.5 billion from disposals (including £4.3 billion from the sale of Pillsbury, £1.9 billion from the sale of General Mills shares and £0.7 billion from the sale of Burger King) and spent approximately £5.6 billion on acquisitions (including £3.7 billion in relation to certain Seagram businesses).

Premium drinks

Diageo is engaged in a broad range of activities within the beverage alcohol industry. Its operations include producing, distilling, brewing, bottling, packaging, distributing, developing and marketing a range of brands in approximately 180 markets around the world. Diageo markets a wide range of recognised beverage alcohol brands including a number of the world's leading spirits and beer brands. The brand ranking information below, when comparing volume information with competitors, has been sourced from data published during 2008 by Impact Databank. Market data information is taken from industry sources in the markets in which Diageo operates. In calendar year 2007, 17 of the group's owned brands were among the top 100 premium distilled spirits brands worldwide, as ranked by Impact Databank.

        References to ready to drink products in this document include progressive adult beverages in the United States and certain markets supplied by the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Storm, Smirnoff Caipiroska, Smirnoff Signatures and Smirnoff Cocktails. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States and Smirnoff Ice Double Black in Australia.

        In the year ended 30 June 2008, Diageo sold 117 million equivalent units of spirits (including ready to drink), 25 million equivalent units of beer and 3 million equivalent units of wine. In the year ended 30 June 2008, ready to drink products contributed 7 million equivalent units of total volume, of which Smirnoff ready to drink variants accounted for 5 million equivalent units. Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine

Business description (continued)

litre cases divide by five, ready to drink in nine litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink divide by five.

        The collection of premium drinks comprises brands owned by the company as a principal and brands held by the company under agency or distribution agreements. They include:

Global priority brands

Smirnoff vodka and Smirnoff ready to drink products
Johnnie Walker scotch whiskies
Captain Morgan rum
Baileys Original Irish Cream liqueur
JeB scotch whisky
José Cuervo tequila (agency brand in North America and many other markets)
Tanqueray gin
Guinness stout

Other spirits brands include:	Wine brands include:	Other beer brands include:
Crown Royal Canadian whisky
Buchanan's De Luxe whisky
Gordon's gin and vodka
Windsor Premier whisky
Bell's Extra Special whisky
Seagram's whiskey
Old Parr whisky
Bushmills Irish whiskey
Bundaberg rum Cacique rum
Ketel One vodka (exclusive worldwide
distribution rights)	Beaulieu Vineyard Sterling Vineyards Rosenblum Cellars Chalone Vineyard Blossom Hill Piat d'Or	Harp lager Smithwick's ale Malta Guinness non-alcoholic malt Red Stripe lager Tusker lager

Diageo's agency agreements vary depending on the particular brand, but tend to be for a fixed number of years. Diageo's principal agency brand is José Cuervo in North America and many other markets (with distribution rights extending to 2013). In the year ended 30 June 2008, Diageo signed a three-year agency agreement with Inversiones de Guatemala to distribute Zacapa ultra premium rums globally, other than in Central America (Guatemala, Guatemalan duty free, El Salvador, Honduras, Nicaragua, Costa Rica, and Panama), where Industrias Licoreras de Guatemala will retain the right to distribute the Zacapa brands. There can be no assurances that Diageo will be able to prevent termination of distribution rights or rights to manufacture under licence, or renegotiate distribution rights or rights to manufacture under licence on favourable terms when they expire.

        Diageo also brews and sells other companies' beer brands under licence, including Budweiser and Carlsberg lagers in Ireland, Heineken lager in Jamaica and Tiger beer in Malaysia.

Global priority brands    Diageo has eight global priority brands that it markets worldwide. Diageo considers these brands to have the greatest current and future earnings potential. Each global priority brand is marketed consistently around the world, and therefore can achieve scale benefits. The group manages and invests in these brands on a global basis. Figures for global priority brands include related ready to drink products, unless otherwise indicated. Net sales are sales after deducting excise duties.

Business description (continued)

        In the year ended 30 June 2008, global priority brands accounted for 59% of total volume (86.3 million equivalent units) and contributed net sales of £4,614 million.

        Smirnoff achieved sales of 29.6 million equivalent units in the year ended 30 June 2008. Smirnoff vodka volume was 25.1 million equivalent units. It was ranked, by volume, as the number one premium vodka and the number one premium spirit brand in the world. Smirnoff ready to drink volume totalled 4.5 million equivalent units.

        Johnnie Walker scotch whiskies comprise Johnnie Walker Red Label, Johnnie Walker Black Label and several other brand variants. During the year ended 30 June 2008, Johnnie Walker Red Label sold 10.0 million equivalent units, Johnnie Walker Black Label sold 5.5 million equivalent units and the remaining variants sold 0.8 million equivalent units. The Johnnie Walker franchise was ranked, by volume, as the number one premium scotch whisky and the number three premium spirit brand in the world.

        Captain Morgan was ranked, by volume, as the number two premium rum brand in the world with sales of 8.3 million equivalent units in the year ended 30 June 2008.

        Baileys was ranked, by volume, as the number one liqueur in the world, having sold 7.5 million equivalent units in the year ended 30 June 2008.

        Guinness is the group's only global priority beer brand, and for the year ended 30 June 2008 achieved volume of 11.4 million equivalent units.

        Other global priority brands were also ranked, by volume, among the leading premium distilled spirits brands by Impact Databank. These include: JeB scotch whisky (comprising JeB Rare, JeB Reserve, JeB Exception and JeB Jet), ranked the number three premium scotch whisky in the world; José Cuervo, ranked the number one premium tequila in the world; and Tanqueray, ranked the number four premium gin brand in the world. During the year ended 30 June 2008, JeB, José Cuervo and Tanqueray sold 6.1 million, 5.0 million and 2.1 million equivalent units, respectively.

Other brands    Diageo manages its other brands by category, analysing them between local priority brands and category brands.

        Local priority brands represent the brands, apart from the global priority brands, that make the greatest contribution to operating profit in a business area (North America, Europe, International or Asia Pacific), rather than worldwide. Diageo has identified 25 local priority brands. Diageo manages and invests in these brands within its business areas and, unlike the global priority brands, may not have a consistent marketing strategy around the world for such brands. For the year ended 30 June 2008, local priority brands contributed volume of 26.0 million equivalent units, representing 18% of total volume, and net sales of £1,734 million. Examples of local priority brands include Crown Royal Canadian whisky in North America, Buchanan's De Luxe whisky in International, Windsor Premier whisky in Asia Pacific, Gordon's gin in Europe, Bundaberg rum in Asia Pacific, Cacique rum in Europe, Malta Guinness non-alcoholic malt in International, Tusker lager in International, Seagram's 7 Crown whiskey and Seagram's VO whisky in North America, Bell's Extra Special whisky in Europe and Sterling Vineyards wines in North America.

        The remaining brands are grouped under category brands. Category brands include spirits, beer and wine brands and for the year ended 30 June 2008, these category brands contributed volume of 32.8 million equivalent units, representing 23% of total volume, and net sales of £1,742 million. Of this, spirits achieved volume of 23.9 million equivalent units and contributed £1,120 million to Diageo's net sales in the year ended 30 June 2008. Examples of category spirits brands are Gordon's gin (all markets

Business description (continued)

except Europe in which it is a local priority brand), Gordon's vodka, The Classic Malt whiskies and White Horse whisky.

        In the year ended 30 June 2008, Diageo sold 13.2 million equivalent units of beers other than Guinness, achieving net sales of £765 million. Other beer volume was mainly attributable to owned brands, such as Red Stripe, Pilsner, Tusker and Harp lager, with a minority being attributable to beers brewed and/or sold under licence, such as Tiger beer in Malaysia and Heineken lager in Jamaica.

        In addition, Diageo produces and markets a wide selection of wines. These include well known labels such as Beaulieu Vineyard, Sterling Vineyards, Rosenblum Cellars and Chalone Vineyard in the United States, Blossom Hill in the United Kingdom, and Barton & Guestier and Piat d'Or in Europe. For the year ended 30 June 2008, other wine volume was 2.3 million equivalent units, contributing net sales of £275 million.

Production    Diageo owns production facilities including maltings, distilleries, breweries, packaging plants, maturation warehouses, cooperages, vineyards and distribution warehouses. Production also occurs at plants owned and operated by third parties and joint ventures at a number of locations internationally.

        Approximately 75% of total production (including third party production) is undertaken in five Diageo production areas, namely the United Kingdom, Baileys, Guinness, Santa Vittoria and North America centres. The majority of these production centres have several production facilities. The locations, principal activities, products, packaging production capacity and packaging production volume in 2008 of these principal production centres are set out in the following table:

Production centre	Location	Principal products	Production capacity in millions of equivalent units*	Production volume in 2008 in millions of equivalent units
United Kingdom	United Kingdom	Scotch whisky, gin, vodka, rum, ready to drink	62	45
Baileys	Ireland	Irish cream liqueur, vodka	17	9
Guinness	Ireland	Beers	11	9
Santa Vittoria	Italy	Vodka, wine, rum, ready to drink	9	6
North America	United States, Canada	Vodka, gin, tequila, rum, Canadian whisky, American whiskey, progressive adult beverages, wine, ready to drink	50	40

*
Capacity represents ongoing production capacity at any production centre.

Spirits are produced in distilleries located worldwide. The group owns 29 whisky distilleries in Scotland, an Irish whiskey distillery in Northern Ireland, a whisky distillery in Canada and gin distilleries in the United Kingdom and the United States. Diageo produces Smirnoff vodka internationally, Popov vodka and Gordon's vodka in the United States and Baileys in the Republic of Ireland and Northern Ireland. Rum is blended and bottled in the United States, Canada, Italy and the United Kingdom and is distilled, blended and bottled in Australia and Venezuela. All of Diageo's maturing scotch whisky is located in warehouses in Scotland. Diageo is investing £100 million in expanding malt and grain whisky distilling and expanding packaging warehousing operations in Scotland. Diageo is building a new malt

Business description (continued)

distillery in the north of Scotland and is expanding the Cameronbridge grain distillery in Fife. Bottling capacity at the group's Shieldhall packaging plant in Glasgow will be increased and warehousing capacity will be extended in central Scotland.

        In June 2008, Diageo and the government of the US Virgin Islands announced a public/private initiative for the construction and operation of a high capacity distillery in St Croix. This new facility, expected to open in 2011, will have the capacity to distil up to 20 million proof gallons per year and will supply all bulk rum used to produce Captain Morgan branded products for the United States.

        Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, South Africa, Australia, the United States and Canada.

        Diageo's principal brewing facilities are at the St James's Gate brewery in Dublin and in Kilkenny, Waterford and Dundalk in the Republic of Ireland, and in Nigeria, Kenya, Ghana, Cameroon, Malaysia and Jamaica. Ireland is the main export centre for the Guinness brand. In other countries, Guinness is brewed by third parties under licence arrangements.

        All Guinness Draught production is at the St James's Gate brewery in Dublin in the Republic of Ireland. Guinness Draught in cans and bottles, which uses an in-container system to replicate the taste of Guinness Draught, is packaged at Runcorn and Belfast in the United Kingdom. The Runcorn facility performs the kegging of Guinness Draught, transported to the United Kingdom in bulk for the Great Britain market.

        In May 2008, Diageo announced the intention to make a total capital investment of €650 million in the construction of a new brewery close to Dublin, expected to open in 2013, and a rejuvenation of the St James's Gate brewery. When the new brewery is commissioned, all production from existing breweries in Kilkenny and Dundalk will be transferred.

        Diageo's principal wineries are in the United States, France and Argentina. Wines are sold both in their local markets and overseas.

Property, plant and equipment    Diageo owns or leases land and buildings throughout the world. The principal production facilities are described above. As at 30 June 2008, Diageo's land and buildings were included in the group's consolidated balance sheet at a net book value of £736 million. Diageo's largest individual facility, in terms of net book value of property, is St James's Gate brewery in Dublin. Approximately 97% by value of the group's properties are owned and approximately 3% are held under leases running for 50 years or longer. Diageo's properties are primarily a variety of manufacturing, distilling, brewing, bottling and administration facilities spread across the group's worldwide operations, as well as vineyards in the United States. Approximately 41% and 24% of the book value of Diageo's land and buildings comprise properties located in the United Kingdom and the United States, respectively.

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

Business description (continued)

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

        Diageo has a supply agreement with Destiléria Serrallés Inc, a Puerto Rican corporation, for the supply of rum used to make the Captain Morgan line of rums and rum drinks in the United States. The supply agreement is for 10 years from 2002, and can be terminated either (1) in the last 18 months before the expiration of the 10-year term, on notice of the shorter of one year or the time remaining until the expiration of the original 10-year term, or (2) with a three year notice requirement coming into effect once the original 10-year term has expired.

Marketing and distribution    Diageo is committed to investing in its brands. £1,239 million was spent worldwide on marketing brands in the year ended 30 June 2008. Marketing was focused on the eight global priority brands, which accounted for 68% of total marketing expenditure in the year ended 30 June 2008.

        Diageo aims to maintain and improve its market position by enhancing the consumer appeal of its brands through consistent high investment in marketing support focused around the eight global priority brands. Diageo makes extensive use of magazine, newspaper, point of sale and poster and billboard advertising, and uses radio, cinema, television and internet advertising where appropriate and permitted by law. Diageo also runs consumer promotional programmes in the on trade (for example, licensed bars and restaurants). Diageo also uses sponsorship to market its brands and is a sponsor of Formula One Team Vodafone McLaren Mercedes, a NASCAR racing team and the Johnnie Walker golf championships.

        Diageo markets and distributes its brands under a business area organisation comprising North America, Europe, International and Asia Pacific.

Business analysis    In the year ended 30 June 2008, North America, Europe, International and Asia Pacific contributed 38%, 30%, 25% and 7%, respectively, of the group's operating profit before corporate costs.

        An analysis of net sales and operating profit by market for the year ended 30 June 2008 is as follows:

	Net sales	Operating profit/(loss)
	£ million	£ million
North America	2,523	907
Europe	2,630	720
International	1,971	593
Asia Pacific	877	170
Corporate	89	(164)

Total	8,090	2,226

Business description (continued)

North America    North America is the largest market for Diageo in terms of operating profit, and the largest market for premium drinks in the world. Diageo markets its products through four operating units: US Spirits, Diageo-Guinness USA, Diageo Chateau & Estate Wines Company and Diageo Canada.

        The US Spirits business, while managed as a single business unit, executes sales and marketing activities through 14 teams or clusters. National brand strategy and strategic accounts marketing are managed at the corporate North America level. The spirits clusters market the majority of Diageo's portfolio of spirits (including Smirnoff vodka, Baileys Irish Cream liqueur, José Cuervo tequila, Johnnie Walker scotch whisky, Captain Morgan rum, Tanqueray gin, JeB scotch whisky, Crown Royal Canadian whisky, Seagram's 7 Crown American whiskey, Seagram's VO Canadian whisky, Buchanan's scotch whisky and Ketel One vodka) across the United States. Diageo Guinness USA distributes Diageo's US beer portfolio (including Guinness stout, Harp lager, Red Stripe lager and Smithwick's ale) as well as the group's progressive adult beverages (including Smirnoff Ice and Captain Morgan Parrot Bay Tropical Malt Beverage). Diageo Chateau & Estate Wines owns and operates vineyards in California and Washington State (including Beaulieu Vineyard, Sterling Vineyards, Chalone Vineyard and Hewitt Vineyards) and markets these and other wines across the United States. The Canada business unit distributes the group's spirits, wine and beer portfolio across all Canadian territories.

        Within the United States, there are generally two types of regulatory environments: open states and control states. In open states, spirits companies are allowed to sell spirits, wine and beer directly to independent distributors. In these open states, Diageo generally trades through a three tier distribution system, where the product is initially sold to distributors, who then sell it to on and off trade retailers. In most control states, Diageo markets its spirits products to state liquor control boards through the bailment warehousing system, and from there to state or agency liquor stores. There are variations – for example, certain states control distribution but not retail sales. Generally, wines are treated in the same way as spirits, although most states that are control states for spirits are open states for wines. Beer distribution generally follows open states regulation across the United States. In Canada, beer and spirits distribution laws are generally consistent and similar to those of control states in the United States. Diageo, however, has some licences to deliver keg beer directly to licensed accounts, which account for approximately 25% of Diageo's beer business in Canada.

        Across the United States, Diageo's distributors and brokers have over 2,200 dedicated sales people focused on selling its spirits and wine brands. Diageo has pursued a distribution strategy centred around consolidating the distribution of Diageo's US spirits and wine brands into a single distributor or broker in each state where possible. The strategy is designed to provide a consolidated distribution network which will limit the duplication of activities between Diageo and the distributor, improve Diageo's and distributors' selling capabilities and enable a number of alternative approaches to optimise product distribution. To date, Diageo has consolidated its business in 40 markets (39 states plus Washington DC), representing over 80% of Diageo's US spirits and wine volume. The remaining states will be consolidated as opportunities arise. Diageo is now focused on building the capabilities and selling tools of the distributors' dedicated sales forces and creating a more efficient and effective value chain.

Europe    Diageo Europe comprises Great Britain, Ireland, Continental Europe, Iberia and Russia.

        In Great Britain, Diageo sells and markets its products via three business units: Diageo GB (spirits, beer and ready to drink), Percy Fox & Co (wines) and Justerini & Brooks Retail (private client wines). Products are distributed both via independent wholesalers and directly to the major grocers, convenience and specialist stores. In the on trade (for example, licensed bars and restaurants), products

Business description (continued)

are sold through the major brewers, multiple retail groups and smaller regional independent brewers and wholesalers. The customer base in Great Britain has seen consolidation in recent years in both the on trade and home consumption channels. In particular, Great Britain's top four national multiple grocers together make up over 45% of home consumption total spirits volume.

        Ireland comprises the Republic of Ireland and Northern Ireland. In both territories, Diageo sells and distributes directly to both the on trade and the off trade (for example, retail shops and wholesalers) through a telesales operation, extensive sales calls to outlets and third party logistics providers. The Guinness, Smirnoff and Baileys brands are market leaders in their respective categories of long alcoholic drinks, vodka and liqueurs. Budweiser and Carlsberg lagers, also major products in the Diageo collection of brands in Ireland, are brewed and sold under licence in addition to the other European local priority brands of Smithwick's ale and Harp lager.

        In Russia, Diageo sells and markets its products through a company in which Diageo owns a 75% interest. This company is the exclusive distributor of Diageo spirits brands in Russia.

        Across the remainder of Europe, and including the majority of the markets within Continental Europe, Diageo distributes its spirits brands primarily through its own distribution companies. Exceptions to this are:

  •
  France, where Diageo sells its spirits and wine products through a joint arrangement with Moët Hennessy, and its beer products through Brasseries Kronenbourg (part of the Carlsberg group);

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

A specialist unit has been established for the distribution of Diageo's beer brands in Continental Europe in order to achieve synergies in the marketing and distribution of Guinness, Harp and Kilkenny brands. The distribution of these brands is managed by this specialist unit with particular focus on the markets in Germany, Italy, Russia and France, which are the largest Continental European beer markets by size for Diageo.

International    Diageo International comprises Latin America and the Caribbean (including Mexico), Africa and the Global Travel and Middle East business.

        In Latin America and the Caribbean, distribution is achieved through a mixture of Diageo companies and third party distributors. In addition, Diageo owns a controlling interest in Desnoes & Geddes Limited, the Jamaican brewer of Red Stripe lager.

        Africa (excluding North Africa) is one of the longest established and largest markets for the Guinness brand, with the brewing of Guinness Foreign Extra Stout in a number of African countries, either through subsidiaries or under licence. Diageo has a three way venture with Heineken and Namibia Breweries Limited in South Africa. In May 2008 this changed from a cost sharing venture to a profit sharing operation. Diageo has a wholly-owned subsidiary in Cameroon and also has majority-owned subsidiaries in Nigeria, Kenya, Ghana, Uganda, Réunion and the Seychelles.

Business description (continued)

        Global Travel and Middle East (GTME) encompasses a sales and marketing organisation which targets the international consumer in duty free and travel retail outlets such as airport shops, airlines and ferries around the world, and distribution of Diageo brands in the Middle East and North Africa. The global nature of the travel channel and its organisation structure allows a specialist Diageo management team to apply a co-ordinated approach to brand building initiatives and to build on consumer insights in this trade channel, where consumer behaviour tends to be different from domestic markets. In the Middle East and North Africa, distribution is achieved through third party distributors. Lebanon is an exception, where a Diageo subsidiary distributes most of the Diageo brands sold there.

Asia Pacific    Diageo Asia Pacific comprises India, the People's Republic of China, South Korea, Japan, Thailand, Vietnam, Singapore, Malaysia and other Asian markets, Australia and New Zealand.

        Diageo works with a number of joint venture partners in Asia Pacific. In Singapore, Malaysia, Hong Kong, People's Republic of China, Thailand and Japan, Diageo distributes the majority of its spirits brands through joint venture arrangements with Moët Hennessy. In the year ended 30 June 2008, Diageo established in-market companies in China (for brands not included in the joint venture such as Smirnoff and Baileys) and Vietnam (for all brands). In South Korea, Diageo's own distribution company distributes the majority of Diageo's brands except that, for the period during which it was without its import licence, Soo Seok Trading Co Limited distributed those brands. In Japan, Guinness beer is distributed through a joint venture company with Sapporo Breweries. There is also a direct relationship with Sapporo Breweries for the distribution of Smirnoff Ice. Other spirits and wine brands, which are not distributed by either the Moët Hennessy joint venture or Diageo's own distribution company in Japan, are handled by third parties. In Malaysia, Diageo's own and third party beers are brewed and distributed by a listed business (Guinness Anchor Berhad) in which Diageo and its partner, Asia Pacific Breweries, have a majority share through a jointly controlled joint venture company. In Singapore, Diageo's beer brands are brewed and distributed by Asia Pacific Breweries. In India, distribution of both imported and locally produced products is achieved through a combination of Diageo's own distribution company and third party distributors. In 2007 a joint venture was formed with Radico Khaitan to manufacture and distribute certain premium local spirits, the first of which, Masterstroke, was launched in 2007.

        Generally, the remaining markets in Asia are served by third party distribution networks monitored by regional offices.

        In Australia, Diageo has its own distribution company as well as a distribution arrangement with VOK Beverages, and also has licensed brewing arrangements with Fosters. In New Zealand, Diageo operates through third party distributors and has licensed brewing arrangements with Lion Nathan.

Seasonal impacts    The festive holiday season provides the peak period for sales. Approximately 30% of annual sales volume occurs in the last three months of each calendar year.

Employees    Diageo's directors believe that its people, culture and values are a source of sustainable competitive advantage. Diageo aims to attract and retain highly talented individuals and the goal to release the potential of its employees remains core to its people processes and strategy.

        The Diageo values continue to be embedded in Diageo's business. A values survey is conducted with employees every year and the most recent results demonstrate an improvement from 2007 in all categories measured.

Business description (continued)

        Independent research indicates that there is a strong correlation between high levels of employee engagement and strong business performance and Diageo is continually striving to achieve a high level of engagement across its employee base.

        Consistent with its ambition to be one of the most admired companies, Diageo aims to be the employer of choice in key markets in which it operates. Since 30 June 2007, Diageo has been ranked within the top 10 in published results in a number of best company surveys around the world.

        Diageo strives to keep its employees well informed and engaged on the company's strategy and business goals as a high priority, focusing on dialogue and consultation (both formal and informal) on changes that affect its employees.

        Consistent with the desire that its people have a stake in the company's performance, Diageo currently has share plans in place in the United Kingdom, North America and Ireland. In order to extend the opportunity for employees to take a financial stake in the group's future, it was decided to review the existing International Sharesave Plan. Based on this review, the International Sharesave Plan was amended in the year and under its revised terms, employees in 22 of Diageo's international markets are able to participate in at least one Sharesave plan. It is planned to make a Sharesave plan available to a further five markets in the year ending 30 June 2009. These plans are designed to unite and motivate Diageo's people and are unique in being created and administered by employees for employees. Diageo is very proud of its achievement in this area, which was recognised recently in winning the Global Equity Organisation, Geo Award 2008, for the most innovative and creative design.

        Diageo values diversity in its workforce and works to ensure that the group is inclusive of all people, regardless of their background or style. To enhance diversity, Diageo aims to create opportunities that are attractive to a wide range of candidates, including those with disabilities, and seeks to make working for Diageo compatible with a variety of lifestyles. The group also seeks to design and adjust roles to accommodate people. Not only is this approach to inclusion and diversity consistent with Diageo's values, it is also believed to be critical for the long term health of the organisation.

        Delivery of the group's stretching business goals will require strong, creative leadership. Emphasis has been placed on the development of its internal leadership talent pool and the Diageo leadership performance programme was created to develop outstanding Diageo leaders, present and future. Nine hundred senior leaders participated in this programme during the year ended 30 June 2008. The aim is that Diageo will be recognised for the quality of its authentic and inspiring leaders and their ability to create new possibilities for the business. Through its leaders, Diageo seeks to create the conditions for people that will make it a truly special place for people to work.

        Diageo's average number of employees during each of the three years ended 30 June 2008 was as follows:

	2008	2007	2006
Average number of employees
Full time	23,908	22,086	21,972
Part time	465	434	647

	24,373	22,520	22,619

Business description (continued)

Competition    Diageo competes on the basis of consumer loyalty, quality and price.

        In spirits, Diageo's major global competitors are Pernod Ricard, Bacardi, Fortune Brands and Brown-Forman, each of which has several brands that compete directly with Diageo brands. In addition, Diageo faces competition from local and regional companies in the countries in which it operates.

        In beer, the Guinness brand competes globally as well as on a regional and local basis (with the profile varying between regions) with several competitors, including Heineken, SABMiller, Coors Brewing (Carling) and Carlsberg.

        In wine, the market is fragmented with many producers and distributors.

Research and development    The overall nature of the group's business does not demand substantial expenditure on research and development. However, the group has ongoing programmes for developing new drinks products. In the year ended 30 June 2008, the group's research and development expenditure amounted to £17 million (2007 – £17 million; 2006 – £18 million). Research and development expenditure is generally written off in the year in which it is incurred.

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

Regulations and taxes    Diageo's worldwide operations are subject to extensive regulatory requirements regarding production, product liability, distribution, importation, marketing, promotion, sales, pricing, labelling, packaging, advertising, labour, pensions and environmental issues. In the United States, the beverage alcohol industry is subject to strict federal and state government regulations covering virtually every aspect of its operations, including production, distribution, marketing, promotion, sales, pricing, labelling, packaging and advertising.

        Spirits, beer and wine are subject to national import and excise duties in many markets around the world. Most countries impose excise duties on beverage alcohol products, although the form of such taxation varies significantly from a simple application to units of alcohol by volume, to advanced systems based on imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories (such as scotch whisky or bourbon) in the rate of such tariffs. Within the European Union, such products are subject to different rates of excise duty in each country, but within an overall European Union framework, there are minimum rates of excise duties that can be applied.

        Import and excise duties can have a significant impact on the final pricing of Diageo's products to consumers. These duties have an impact on the competitive position versus other brands. The group devotes resources to encouraging the equitable taxation treatment of all beverage alcohol categories and to reducing government-imposed barriers to fair trading.

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

Business description (continued)

        Spirits, beer and wine are also regulated in distribution. In many countries, alcohol may only be sold through licensed outlets, both on and off premise, varying from government or state operated monopoly outlets (for example, Canada, Norway, and certain US states) to the common system of licensed on premise outlets (for example, licensed bars and restaurants) which prevails in much of the western world (for example, most US states and the European Union). In about one-third of the states in the United States, price changes must be filed or published 30 days to three months, depending on the state, before they become effective.

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

        Regulatory decisions and changes in the legal and regulatory environment could increase Diageo's costs and liabilities or impact its business activities.

Business services    Diageo has committed to re-engineer its key business activities with customers, consumers, suppliers and the processes that summarise and report financial performance. In that regard, global processes have been designed, built and implemented across a number of markets and global supply.

        A business service centre in Budapest, Hungary performs various process tasks for markets and supply centres including Australia, Austria, Benelux, Brazil, Canada, the Canaries, Germany, Global Travel and Middle East, Great Britain, Guinness Continental Europe, Guinness Supply, Iberia, Ireland, Mexico, the Nordics, North America, Northern European Logistics and Switzerland. Certain central finance activities, including elements of group financial control and treasury, are also performed in the business service centre in Budapest. Additional markets and supply entities may transfer to Budapest during the next few years.

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

Associates    Diageo's principal associate is Moët Hennessy. It also owns shares in a number of other associates. In the year ended 30 June 2008, the share of profits of associates after tax was £177 million (2007 – £149 million; 2006 – £131 million), of which Moët Hennessy accounted for £161 million (2007 – £136 million; 2006 – £122 million).

        Diageo owns 34% of Moët Hennessy, the spirits and wine subsidiary of LVMH Moët Hennessy – Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in France and is a producer and exporter of a number of brands in its main business areas of champagne and cognac. Its principal champagne brands are Moët & Chandon (including Dom Pérignon), Veuve Clicquot and Mercier, all of which are included in the top 10

Business description (continued)

champagne brands worldwide by volume. Moët Hennessy also owns Hennessy, which is the top cognac brand worldwide by volume, and Glenmorangie, a malt whisky.

        Since 1987, a number of joint distribution arrangements have been established with LVMH, principally covering distribution of Diageo's premium brands of scotch whisky and gin and Moët Hennessy's premium champagne and cognac brands in the Asia Pacific region and France. Diageo and LVMH have each undertaken not to engage in any champagne or cognac activities competing with those of Moët Hennessy. The arrangements also contain certain provisions for the protection of Diageo as a minority shareholder in Moët Hennessy. The operations of Moët Hennessy in France are conducted through a partnership in which Diageo has a 34% interest and, as a partner, Diageo pays any tax due on its share of the results of the partnership to the tax authorities.

Acquisitions and disposals    Diageo has made a number of acquisitions and disposals of brands, distribution rights and equity interests in premium drinks businesses including the following:

        On 3 July 2006, Diageo completed the purchase of the Smirnov brand in Russia through the formation of a 75% Diageo-owned joint venture company. This company unites the Smirnoff/Smirnov brands in Russia under common ownership and is the exclusive distributor of Smirnov and Diageo's spirits brands in Russia.

        On 27 January 2007, Diageo completed the acquisition of a 43% equity stake in Sichuan Chengdu Quanxing Group Co Limited ('Quanxing'). Quanxing then held 39.48% of the equity in Sichuan ShuiJing Fang Joint Stock Co Limited ('ShuiJingFang'), a leading maker of premium Chinese white spirits, or baijiu. ShuiJing Fang is listed on the Shanghai Stock Exchange. The agreed purchase price for the 43% equity interest in Quanxing was RMB517 million (£37 million). Quanxing subsequently increased its equity stake in ShuiJingFang to 39.7%. On 30 July 2008, Diageo acquired a further 6% of the equity of Quanxing. Diageo now owns 49% of Quanxing and continues to equity account for this investment.

        On 9 June 2008, Diageo completed the acquisition of a new 50:50 company based in the Netherlands with the Nolet Group, owners of the Ketel One brand. The new company owns the exclusive and perpetual global rights to market, sell and distribute Ketel One vodka products, including Ketel One vodka, Ketel One Citroen vodka and any line extensions of Ketel One vodka and Ketel One Citroen vodka. The business is operated pursuant to a global agreement and ancillary agreements relating to intellectual property, supply, distribution services and certain other matters. Diageo will pay a total of £473 million (including acquisition costs) for a 50% equity stake in the company and is entitled to certain governance rights under the global agreement. Diageo consolidates the company with a minority interest. The Nolet Group has an option to sell their stake in the company to Diageo for $900 million (£452 million) plus interest from 9 June 2011 to 9 June 2013. If the Nolet Group exercises this option but Diageo chooses not to buy their stake, Diageo will pay $100 million (£50 million) and the Nolet Group may then pursue a sale of their stake to a third party, subject to rights of first offer and last refusal on Diageo's part.

        On 29 February 2008, Diageo acquired Rosenblum Cellars in North America for a total cost of £54 million (including acquisition costs).

        On 1 May 2008 Diageo formed a new venture with Heineken and Namibia Breweries Limited (NBL) for their combined beer, cider and ready to drink businesses in South Africa, called DHN Drinks (Pty) Limited (DHN Drinks). The new venture builds on the success of brandhouse Beverages (Pty) Limited (brand house), the parties' existing venture in South Africa, which was formed in July 2004. Diageo and Heineken each own 42.25% of DHN Drinks and NBL owns 15.5%. The cost of this

Business description (continued)

acquisition in the period was £43 million, with additional consideration of up to £11 million payable through 31 December 2009. Each party will share in the profits of DHN Drinks in proportion to their shareholding. Brand house will continue to market and distribute the parties' products in South Africa. Diageo and Heineken also entered into a second venture in South Africa to be called Sedibeng Brewery (Pty) Limited on 1 May 2008 whereby a brewery and bottling plant will be constructed in Gauteng province, South Africa, which will produce Amstel and certain other key brands. Heineken owns 75% and Diageo owns 25% of Sedibeng Brewery (Pty) Limited. A cost of £8 million was incurred for this acquisition during the year ended 30 June 2008, with additional costs expected to be payable until completion of construction of the brewery.

Disposed businesses

Pillsbury/General Mills    Diageo acquired an investment in the shares of General Mills on the disposal of Pillsbury to General Mills in October 2001. On 4 October 2004, Diageo sold 50 million shares of common stock in General Mills and transferred a further 4 million shares to the Diageo UK pension fund and Diageo ceased to be an affiliate of General Mills for US federal securities laws purposes at that time. In November 2005, Diageo sold its remaining 25 million shares of common stock of General Mills.

Burger King    Diageo completed the disposal of Burger King on 13 December 2002.

Risk factors

Diageo faces substantial competition that may reduce its market share and margins    Diageo faces substantial competition from several international companies as well as local and regional companies in the countries in which it operates. Diageo competes with drinks companies across a wide range of consumer drinking occasions. Within a number of categories, consolidation or realignment is still possible. Consolidation is also taking place amongst Diageo's customers in many countries. Increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in Diageo's market share in any of these categories, which would adversely affect Diageo's results and hinder its growth potential.

Diageo may not be able to derive the expected benefits from its strategy to focus on premium drinks or its systems change and cost-saving programmes designed to enhance earnings    Diageo's strategy is to focus on premium drinks to grow its business through organic sales and operating profit growth and the acquisition of premium drinks brands that add value for shareholders. There can be no assurance that Diageo's strategic focus on premium drinks will result in better opportunities for growth and improved margins.

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

Business description (continued)

This includes moving transaction processing from a number of markets to business service centres. There can be no certainty that these programmes will deliver the expected operational benefits. There is likely to be disruption caused to production processes and possibly to administrative and financial systems as further changes to such processes are effected. They could also lead to adverse customer or consumer reaction. Any failure of information systems could adversely impact on Diageo's ability to operate. As with all large systems, Diageo's information systems could be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes. Such unauthorised access could disrupt Diageo's business and/or lead to loss of assets. The concentration of processes in business service centres also means that any disruption arising from system failure or physical plant issues could impact on a large portion of Diageo's global business.

Regulatory decisions and changes in the legal and regulatory environment could increase Diageo's costs and liabilities or limit its business activities    Diageo's operations are subject to extensive regulatory requirements which include those in respect of production, product liability, distribution, importation, marketing, promotion, labelling, advertising, labour, pensions and environmental issues. Changes in laws, regulations or governmental policy could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in countries where Diageo operates may impose new labelling, product or production requirements, limitations on the advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, other restrictions on marketing, promotion and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products. Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on its sales or damage its reputation.

        In addition, beverage alcohol products are the subject of national import and excise duties in most countries around the world. An increase in import or excise duties could have a significant adverse effect on Diageo's sales revenue or margin, both through reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol. Diageo's reported after tax income is calculated based on extensive tax and accounting requirements in each of its relevant jurisdictions of operation. Changes in tax law (including tax rates), accounting policies and accounting standards could materially reduce Diageo's reported after tax income.

Diageo is subject to litigation directed at the beverage alcohol industry and other litigation    Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the misuse of alcohol. If such litigation resulted in fines, damages or reputational damage to Diageo or its brands, Diageo's business could be materially adversely affected.

Contamination, counterfeiting or other circumstances could harm the integrity or customer support for Diageo's brands and adversely affect the sales of those brands    The success of Diageo's brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally, or through deliberate third-party action, or other events that harm the integrity or consumer support for those brands, could adversely affect their sales. Diageo purchases most of the raw materials for the production of its spirits and wines from third-party producers or on the open market. Contaminants in those raw materials or defects in the distillation or fermentation process could lead to low beverage quality as well as illness among, or injury to, Diageo's consumers and may result in reduced sales of the affected brand or all Diageo brands. Also, to the extent that third parties sell products which are either counterfeit versions of Diageo brands or inferior brands that look like

Business description (continued)

Diageo brands, consumers of Diageo brands could confuse Diageo products with them. This could cause them to refrain from purchasing Diageo brands in the future and in turn could impair brand equity and adversely affect Diageo's business.

Demand for Diageo's products may be adversely affected by changes in consumer preferences and tastes    Diageo's collection of brands includes some of the world's leading beverage alcohol brands as well as brands of local prominence. Maintaining Diageo's competitive position depends on its continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors including changes in demographic and social trends, public health regulations, changes in travel, vacation or leisure activity patterns, weather effects and a downturn in economic conditions, which may reduce consumers' willingness to purchase premium branded products. In addition, concerns about health effects due to negative publicity regarding alcohol consumption, negative dietary effects, regulatory action or any litigation or customer complaints against companies in the industry may have an adverse effect on Diageo's profitability.

        The competitive position of Diageo's brands could also be affected adversely by any failure to achieve consistent, reliable quality in the product or service levels to customers.

        In addition, both the launch and ongoing success of new products is inherently uncertain especially as to their appeal to consumers. The failure to launch a new product successfully can give rise to inventory write offs and other costs and can affect consumer perception of an existing brand. Growth in Diageo's business has been based on both the launch of new products and the growth of existing products. Product innovation remains a significant aspect of Diageo's plans for growth. There can be no assurance as to Diageo's continuing ability to develop and launch successful new products or variants of existing products or as to the profitable lifespan of newly or recently developed products.

        Any significant changes in consumer preferences and failure to anticipate and react to such changes could result in reduced demand for Diageo's products and erosion of its competitive and financial position.

If the social acceptability of Diageo's products declines, Diageo's sales volume could decrease and the business could be materially adversely affected    In recent years, there has been increased social and political attention directed to the beverage alcohol industry. Diageo believes that this attention is the result of public concern over problems related to alcohol abuse, including drink driving, underage drinking and health consequences from the misuse of alcohol. If, as a result, the general social acceptability of beverage alcohol were to decline significantly, sales of Diageo's products could materially decrease.

Diageo's operating results may be adversely affected by increased costs or shortages of labour    Diageo's operating results could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Diageo's success is dependent on the capability of its employees. There is no guarantee that Diageo will continue to be able to recruit, retain and develop the capabilities that it requires to deliver its strategy, for example in relation to sales, marketing and innovation capability within markets or in its senior management. The loss of senior management or other key personnel or the inability to identify, attract and retain qualified personnel in the future could make it difficult to manage the business and could adversely affect operations and financial results.

Diageo's operating results may be adversely affected by disruption to production facilities or business service centres    Diageo would be affected if there were a catastrophic failure of its major production facilities or business service centres. See 'Business description – Premium drinks – Production' for

Business description (continued)

details of Diageo's principal production areas. In addition, the maintenance and development of information systems may result in systems failures which may adversely affect business operations.

        Diageo has a substantial inventory of aged product categories, principally scotch whisky and Canadian whisky, which mature over periods of up to 30 years. As at 30 June 2008, the historical cost of Diageo's maturing inventory amounted to £1,939 million. The maturing inventory is stored primarily in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for those products as it arises. There can be no assurance that insurance proceeds would cover the replacement value of Diageo's maturing inventory or other assets, were such assets to be lost due to contamination, fire or natural disasters or destruction resulting from negligence or the acts of third parties. In addition, there is an inherent risk of forecasting error in determining the quantity of maturing stock to lay down in a given year for future consumption. This could lead to an inability to supply future demand or lead to a future surplus of inventory and consequent write down in value of maturing stocks.

An increase in the cost of raw materials or energy could affect Diageo's profitability    The components that Diageo uses for the production of its beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty and/or governmental controls. Commodity price changes may result in unexpected increases in the cost of raw materials, glass bottles and other packaging materials and Diageo's beverage products. Diageo may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases result in higher transportation, freight and other operating costs. Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit. Diageo has experienced significant increases in commodity costs and energy costs, and these costs could continue to rise.

Diageo's business may be adversely impacted by unfavourable economic conditions or political or other developments and risks in the countries in which it operates    Diageo's business is dependent on general economic conditions in the United States, Great Britain and other important markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, could have a material adverse effect on Diageo's business and results of operations. In addition, Diageo may be adversely affected by political and economic developments in any of the countries where Diageo has distribution networks, production facilities or marketing companies. Diageo's operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Political and/or social unrest, potential health issues (including pandemic issues) and terrorist threats and/or acts may also occur in various places around the world, which will have an impact on trade, tourism and travel. These disruptions can affect Diageo's ability to import or export products and to repatriate funds, as well as affecting the levels of consumer demand (for example in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo's levels of sales or profitability.

        Part of Diageo's growth strategy includes expanding its business in certain countries where consumer spending in general, and spending on Diageo's products in particular, has not historically been as great but where there are prospects for growth. There is no guarantee that this strategy will be successful and some of the markets represent a higher risk in terms of their changing regulatory environments and higher degree of uncertainty over levels of consumer spending.

Business description (continued)

        Diageo may also be adversely affected by movements in the value of, and returns from, the investments held by its pension funds.

        Diageo may be adversely affected by fluctuations in exchange rates. The results of operations of Diageo are accounted for in pounds sterling. Approximately 29% of sales in the year ended 30 June 2008 were in US dollars, approximately 23% were in sterling and approximately 19% were in euros. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo's reported results of operations from year to year.

        Diageo may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. To partly delay any adverse impact from interest rate movements, the profile of fixed rate to floating rate net borrowings is maintained according to a duration measure that is equivalent to an approximate 50% fixed and 50% floating amortising profile. See 'Business review – Risk management'.

Diageo's operations may be adversely affected by failure to renegotiate distribution and manufacturing agreements on favourable terms    Diageo's business has a number of distribution agreements for brands owned by it or by other companies. These agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurance that Diageo will be able to renegotiate distribution rights on favourable terms when they expire or that agreements will not be terminated. Failure to renew distribution agreements on favourable terms could have an adverse impact on Diageo's sales and operating profit. In addition, Diageo's sales may be adversely affected by any disputes with distributors of its products.

Diageo may not be able to protect its intellectual property rights    Given the importance of brand recognition to its business, Diageo has invested considerable effort in protecting its intellectual property rights, including trademark registration and domain names. Diageo's patents cover some of its process technology, including some aspects of its bottle marking technology. Diageo also uses security measures and agreements to protect its confidential information. However, Diageo cannot be certain that the steps it has taken will be sufficient or that third parties will not infringe on or misappropriate its intellectual property rights. Moreover, some of the countries in which Diageo operates offer less intellectual property protection than Europe or North America. Given the attractiveness of Diageo's brands to consumers, it is not uncommon for counterfeit products to be manufactured. Diageo cannot be certain that the steps it takes to prevent, detect and eliminate counterfeit products will be effective in preventing material loss of profits or erosion of brand equity resulting from lower quality or even dangerous counterfeit product reaching the market. If Diageo is unable to protect its intellectual property rights against infringement or misappropriation, this could materially harm its future financial results and ability to develop its business.

It may be difficult to effect service of US process and enforce US legal process against the directors of Diageo    Diageo is a public limited company incorporated under the laws of England and Wales. The majority of Diageo's directors and officers, and some of the experts named in this document, reside outside of the United States, principally in the United Kingdom. A substantial portion of Diageo's assets, and the assets of such persons, are located outside of the United States. Therefore, it may not be possible to effect service of process within the United States upon Diageo or these persons in order to enforce judgements of US courts against Diageo or these persons based on the civil liability provisions of the US federal securities laws. There is doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of civil liabilities solely based on the US federal securities laws.

Business description (continued)

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking statements' within the meaning of the 'Safe Harbor 'provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo's strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

  •
  increased competitive product and pricing pressures and unanticipated actions by competitors that could impact on Diageo's market share, increase expenses and hinder growth potential;

  •
  the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or cost savings;

  •
  Diageo's ability to complete existing or future acquisitions and disposals;

  •
  legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in tax law (including tax rates) or accounting standards, changes in taxation requirements, such as the impact of excise tax increases with respect to the business, and changes in environmental laws, health regulations and laws governing pensions;

  •
  developments in litigation or any similar proceedings directed at the drinks and spirits industry;

  •
  developments in the Colombian litigation and Turkish customs litigation or any similar proceedings;

  •
  changes in consumer preferences and tastes, demographic trends or perceptions about health related issues;

  •
  changes in the cost of raw materials, labour and/or energy;

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

  •
  systems change programmes, existing or future, and the ability to derive expected benefits from such programmes, and systems failure that could lead to business disruption;

  •
  technological developments that may affect the distribution of products or impede Diageo's ability to protect its intellectual property rights; and

Business description (continued)

  •
  changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations, which may affect Diageo's access to or increase the cost of financing or which may affect Diageo's financial results.

        All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and those described in 'Business description – Risk factors'. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever situated, should take note of these disclosures.

        The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.

        Past performance cannot be relied upon as a guide to future performance.

Business review

Introduction

Information presented    Diageo is the world's leading premium drinks business and operates on an international scale selling all types of beverage alcohol. It is one of a small number of premium drinks companies that operate across spirits, beer and wine. Diageo's brands have broad consumer appeal across geographies; as a result, the business is organised under the business areas of North America, Europe, International and Asia Pacific and the business analysis is presented on this basis. The following discussion is based on Diageo's IFRS results for the year ended 30 June 2008 compared with the year ended 30 June 2007, and the year ended 30 June 2007 compared with the year ended 30 June 2006.

        In the discussion of the performance of the business, net sales, which are defined as sales after deducting excise duties, are presented in addition to sales, since sales reflect significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the cost of goods sold and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported sales and cost of sales, without directly reflecting changes in volume, mix or profitability that are the variables which impact on the element of sales retained by the group.

        The underlying performance on a constant currency basis and excluding exceptional items and the impact of acquisitions and disposals is referred to as 'organic' performance, and further information on the calculation of organic measures as used in the discussion of the business is included in the organic movements calculation and in the notes to that calculation.

Presentation of information in relation to the business    In addition to describing the significant factors impacting on the income statement compared to the prior year for both of the years ended 30 June 2008 and 30 June 2007, additional information is also presented on the operating performance and cash flows of the group.

        There are several principal key performance indicators (some of which are non-GAAP measures) used by the group's management to assess the performance of the group in addition to income statement measures of performance. These are volume, the organic movements in volume, sales, net sales and operating profit and free cash flow. These key performance indicators are described below:

Volume    has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five, ready to drink in nine litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink divide by five.

Organic movements    in volume, sales, net sales, operating profit and operating margin are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.

        In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This strips out the effect of exchange rate movements and enables an understanding of the underlying performance of the market that is most

Business review (continued)

closely influenced by the actions of that market's management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control.

        Exceptional items, acquisitions and disposals also impact on the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

        Diageo's strategic planning and budgeting process is based on organic movements in volume, sales, net sales and operating profit, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group's management.

        These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

        The group's management believes these measures provide valuable additional information for users of the financial statements in understanding the group's performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures.

Free cash flow    is a non-GAAP measure that comprises the net cash flow from operating activities as well as the net purchase and disposal of investments and property, plant and equipment that form part of net cash flow from investing activities. The group's management believes the measure assists users of the financial statements in understanding the group's cash generating performance as it comprises items which arise from the running of the ongoing business.

        The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the purchase and disposal of subsidiaries, associates and businesses. The group's management regards the purchase and disposal of property, plant and equipment as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group either has a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends paid and the purchase of own shares – each of which arises from decisions that are independent from the running of the ongoing underlying business.

        The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Business review (continued)

Operating results – 2008 compared with 2007

Summary consolidated income statement

	Year ended 30 June
	2008	2007
	£ million	£ million
Sales	10,643	9,917
Excise duties	(2,553)	(2,436)

Net sales	8,090	7,481
Operating costs	(5,864)	(5,322)

Operating profit	2,226	2,159
Sale of businesses	9	(1)
Net finance charges	(319)	(212)
Share of associates' profits after tax	177	149

Profit before taxation	2,093	2,095
Taxation	(522)	(678)

Profit from continuing operations	1,571	1,417
Discontinued operations	26	139

Profit for the year	1,597	1,556

Attributable to:
Equity shareholders	1,521	1,489
Minority interests	76	67

	1,597	1,556

Sales and net sales    On a reported basis, sales increased by £726 million from £9,917 million in the year ended 30 June 2007 to £10,643 million in the year ended 30 June 2008. On a reported basis, net sales increased by £609 million from £7,481 million in the year ended 30 June 2007 to £8,090 million in the year ended 30 June 2008. Exchange rate movements increased reported sales by £160 million and reported net sales by £112 million, principally arising from the strengthening of the euro. Acquisitions and disposals resulted in a net increase in reported sales and reported net sales of £1 million for the year.

Operating costs    On a reported basis, operating costs increased by £542 million in the year ended 30 June 2008 due to an increase in marketing costs of £77 million, from £1,162 million to £1,239 million, an increase in cost of sales of £242 million, from £3,003 million to £3,245 million, and an increase in other operating expenses of £223 million, from £1,157 million to £1,380 million. Exceptional costs of £78 million in respect of restructuring costs for the Irish brewing operations are included within operating expenses in the year ended 30 June 2008. Offset within other operating expenses in the year ended 30 June 2007 was an exceptional gain of £40 million on the disposal of land at Park Royal in the United Kingdom. Excluding exceptional items, operating costs increased by £424 million from £5,362 million in the year ended 30 June 2007 to £5,786 million in the year ended 30 June 2008.

Post employment plans    Post employment costs for the year ended 30 June 2008 of £53 million (2007 – £56 million) included amounts charged to operating profit of £99 million (2007 – £104 million)

Business review (continued)

partly offset by finance income of £46 million (2007 – £48 million). At 30 June 2008, Diageo's deficit before taxation for all post employment plans was £408 million (2007 – £419 million).

Operating profit    Reported operating profit for the year ended 30 June 2008 increased by £67 million to £2,226 million from £2,159 million in the prior year. In the year ended 30 June 2008, there were exceptional operating costs of £78 million in respect of the restructuring of the Irish brewing operations. Exceptional property profits of £40 million relating to Park Royal were generated in the year ended 30 June 2007. Excluding exceptional items, operating profit for the year increased by £185 million from £2,119 million in the year ended 30 June 2007 to £2,304 million in the current year.

        Exchange rate movements reduced operating profit for the year ended 30 June 2008 by £5 million compared to the prior year.

Sale of businesses    In the year ended 30 June 2008, a gain of £9 million arose from the sale of businesses including a £5 million gain on the sale of the 49% equity holding in Toptable and a £4 million gain on the sale of distribution rights for ready to drink products and Guinness in South Africa to a 42.25% equity accounted associate. In the year ended 30 June 2007, a loss before taxation of £1 million arose from the disposal of businesses.

Net finance charges    Net finance charges increased by £107 million from £212 million in the year ended 30 June 2007 to £319 million in the year ended 30 June 2008.

        The net interest charge increased by £90 million from £251 million in the prior year to £341 million in the year ended 30 June 2008. This movement principally resulted from the increase in net borrowings in the year and an increase in US dollar and euro interest rates. Exchange rate movements increased the net interest charge by £1 million.

        Other net finance income of £22 million (2007 – £39 million) included income of £46 million (2007 – £48 million) in respect of the group's post employment plans.

        Other net finance charges for the year ended 30 June 2008 of £24 million (2007 – £9 million) included net charges of £17 million (2007 – £16 million) in respect of the unwinding of the discount on discounted provisions, £6 million (2007 – £nil) on the conversion of cash transferred out of countries where exchange controls are in place and £1 million (2007 – income of £7 million) in respect of exchange rate translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity.

Associates    The group's share of associates' profits after interest and tax was £177 million for the year ended 30 June 2008 compared to £149 million in the prior year. Diageo's 34% equity interest in Moët Hennessy contributed £161 million (2007 – £136 million) to share of associates' profits after interest and tax.

Profit before taxation    Profit before taxation decreased by £2 million from £2,095 million to £2,093 million in the year ended 30 June 2008.

Taxation    The reported effective tax rate for the year ended 30 June 2008 is 24.9% compared with 32.4% for the year ended 30 June 2007. Factors that increased the reported effective tax rate for the year ended 30 June 2007 were a provision for the settlement of tax liabilities relating to the Guinness/GrandMet merger, lower carrying value of deferred tax assets primarily following a reduction in tax rates and the tax impact of an intragroup reorganisation of certain brand businesses.

Discontinued operations    In the year ended 30 June 2008, profit after tax in respect of discontinued operations was £26 million. This principally arose from a tax credit of £24 million relating to the

Business review (continued)

disposal of the Pillsbury business. In the year ended 30 June 2007, profit after tax in respect of discontinued operations was £139 million. This profit represented a tax credit of £82 million in respect of the recognition of capital losses that arose on the disposal of Pillsbury and Burger King and a tax credit of £57 million following resolution with the tax authorities of various audit issues including prior year disposals.

Dividend    The directors recommend a final dividend of 21.15 pence per share, an increase of 5% on last year's final dividend. The full dividend will therefore be 34.35 pence per share, an increase of 5% from the year ended 30 June 2007. Subject to approval by shareholders, the final dividend will be paid on 20 October 2008 to shareholders on the register on 12 September 2008. Payment to US ADR holders will be made on 24 October 2008. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 29 September 2008.

Exceptional items before taxation    Exceptional items are those that in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	2008	2007
	£ million	£ million
Operating costs
Restructuring of Irish brewing operations	(78)	—
Gain on disposal of Park Royal property	—	40
Disposals
Other business disposals	9	(1)

Analysis by business area and brand

In order to assist the reader of the financial statements, the following comparison of 2008 with 2007 includes tables which present the exceptional items, exchange, acquisitions and disposals and organic components of the year on year movement for each of volume, sales, net sales and operating profit. Organic movements in the tables below are calculated as follows:

(a)    The organic movement percentage is the amount in the column headed Organic movement in the tables below expressed as a percentage of the aggregate of the column headed 2007 Reported, the column headed Exchange and the amounts in respect of transfers (see note (2) beneath the tables of organic movement calculations) and disposals (see note (4) beneath the tables of organic movement calculations) included in the column headed Transfers, acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to exclude the effect of exchange rate movements by recalculating the prior period results as if they had been generated at the current period's exchange rates. Organic movement percentages are calculated as the organic movement amount in £ million, expressed as a percentage of the prior period results at current period exchange rates and after adjusting for transfers, disposals and exceptional items. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

(b)    Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic

Business review (continued)

movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period, then its contribution would be completely excluded from that prior period's performance in the organic movement calculation, since the group recognised no contribution from that business in the current period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period.

(c)    Organic movement in operating margin is the difference between the 2008 operating margin (operating profit adjusted for exceptional items expressed as a percentage of sales) and an operating margin where the amounts for each of sales and operating profit are the aggregate of those captions in the column headed 2007 Reported, the column headed Exchange and the amounts in respect of transfers (see note (2) beneath the tables of organic movement calculations) and disposals (see note (4) beneath the tables of organic movement calculations) included in the column headed Transfers, acquisitions and disposals. Organic movement in operating margin is calculated as the movement amount in margin percentage, expressed in basis points, between the operating margin for the prior period results at current period exchange rates and after adjusting for transfers, disposals and exceptional items and the operating margin for the current period results adjusted for current period exceptional items. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

        The organic movement calculations for volume, sales, net sales and operating profit for the year ended 30 June 2008 were as follows:

	2007 Reported units	Acquisitions and disposals units	Organic movement units	2008 Reported units	Organic movement
	million	million	million	million	%
Volume
North America	50.2	0.1	0.8	51.1	2
Europe	40.9	—	0.7	41.6	2
International	37.3	—	1.8	39.1	5
Asia Pacific	12.9	—	0.3	13.2	2

Total	141.3	0.1	3.6	145.0	3

Business review (continued)

	2007 Reported	Exchange	Transfers, acquisitions and disposals	Organic movement	2008 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Sales
North America	2,915	(91)	—	141	2,965	5
Europe	3,765	183	—	98	4,046	2
International	2,031	34	1	310	2,376	15
Asia Pacific	1,131	33	—	4	1,168	—
Corporate	75	1	—	12	88	16

Total sales	9,917	160	1	565	10,643	6

Net sales
North America	2,472	(73)	—	124	2,523	5
Europe	2,427	128	—	75	2,630	3
International	1,667	37	1	266	1,971	16
Asia Pacific	840	19	—	18	877	2
Corporate	75	1	—	13	89	17

Total net sales	7,481	112	1	496	8,090	7

Excise duties	2,436				2,553

Total sales	9,917				10,643

	2007 Reported	Exceptional items	Exchange	Transfers, acquisitions and disposals	Organic movement	2008 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	£ million	%
Operating profit
North America	850	—	(27)	2	82	907	10
Europe	723	(78)	47	6	22	720	3
International	499	—	2	(4)	96	593	19
Asia Pacific	196	—	2	(4)	(24)	170	(12)
Corporate	(109)	(40)	(29)	(2)	16	(164)	9

Total	2,159	(118)	(5)	(2)	192	2,226	9

Notes

(1)
Differences between the reported volume movements and organic volume movements are due to acquisitions and disposals.

(2)
Transfers represent the movement between operating units of certain activities, the most significant of which were the reallocation of certain net operating items between Corporate and the regions. Transfers reduced operating profit for International, Asia Pacific and Corporate by £5 million, £4 million and £1 million respectively and increased operating profit in North America and Europe by £4 million and £6 million respectively.

(3)
The exchange adjustments for sales, net sales and operating profit are principally in respect of the US dollar and the euro.

Business review (continued)

(4)
Acquisitions in the year ended 30 June 2008 that affected sales, net sales and operating profit were the acquisition of Rosenblum Cellars, Ketel One Worldwide BV and the distribution rights for Zacapa rum, which contributed volume, sales, net sales and operating costs of 65,000 equivalent units, £7 million, £7 million and £1 million, respectively, in the year ended 30 June 2008. The only disposal affecting the year was the disposal of the distribution rights of certain champagne brands, which contributed volume, sales, net sales and operating profit of 6,000 equivalent units, £6 million, £6 million and £1 million, respectively, in the year ended 30 June 2007.

(5)
Operating exceptional items in the year ended 30 June 2008 comprised restructuring costs for the Irish brewing operations of £78 million. Operating exceptional items in the year ended 30 June 2007 comprised a gain on the disposal of land at the Park Royal site of £40 million.

Brand performance

	Volume movement*	Reported net sales movement	Organic net sales movement
	%	%	%
Global priority brands	4	8	6
Local priority brands	2	10	4
Category brands	1	8	10
Total	3	8	7
Key spirits brands:**
Smirnoff	8	12	10
Johnnie Walker	5	14	12
Captain Morgan	8	10	13
Baileys	1	6	3
JeB	5	15	9
Jose Cuervo	(4)	(5)	(3)
Tanqueray	1	2	4
Crown Royal – North America	5	5	9
Buchanan's – International	(2)	15	5
Windsor – Asia Pacific	7	(17)	(12)
Guinness	1	9	6
Ready to drink	(7)	(4)	(5)

*
Reported and organic volume movements are the same for all brands in all regions.

**
Spirits brands excluding ready to drink.

Focus on the global priority brands drove almost two thirds of total net sales growth. Smirnoff performed strongly across all regions with new campaigns and the launch of Smirnoff Black in a number of markets driving volume growth. Price increases across most markets resulted in net sales growth.

        The International region together with Eastern Europe and Russia led the growth in Johnnie Walker. The strong performance of Johnnie Walker Black Label, Johnnie Walker super deluxe labels and price increases in key markets drove price/mix improvement of 7 percentage points.

Business review (continued)

        Captain Morgan sustained its strong performance from the first half. While the key driver of growth is the brand's performance in North America, the brand is now delivering double-digit net sales growth in each region.

        Strong growth in Great Britain, Russia and Latin America drove the growth in Baileys. In Great Britain and Russia Baileys Original Irish Cream performed strongly, while in Latin America Baileys flavours continued to deliver double-digit net sales growth supporting further growth in Baileys Original Irish Cream. Overall results were constrained by lower volume on Baileys flavours in all regions except International as the brand lapped the launch in fiscal 2007.

        JeB grew volume across all regions, in many markets supported by the success of the global 'Start a Party' campaign. Price increases in key markets resulted in improved price/mix driving net sales growth.

        While Jose Cuervo grew net sales in Latin America and Europe, Jose Cuervo's performance continued to be affected by the growth of the ultra premium tequila segment in North America. Price increases and more premium launches have driven net sales growth in Latin America and Europe.

        Tanqueray increased net sales in all regions. North America remained the main contributor to growth, where Tanqueray outperformed the gin category, driven by the continued growth of Tanqueray Rangpur. A price increase on the core brand in North America drove price/mix improvement.

        Crown Royal continued to take share in North America and net sales grew benefiting from price increases and successful innovations.

        Price increases on Buchanan's, in line with Diageo's overall scotch pricing strategy, impacted volume but drove net sales growth.

        Windsor's performance reflected the loss of licence in Korea for part of the year which reduced net sales per case while Diageo Korea was operating through a third party distributor from July 2007 to the beginning of March 2008.

        Growth in Guinness was fuelled by double digit net sales growth in International and outperformance against the beer categories in Ireland and Great Britain as a result of successful advertising campaigns. Net sales grew ahead of volume growth driven by price increases in key markets.

        Crown Royal, Buchanan's and Windsor were the key local priority brands. In addition Malta Guinness showed strong net sales growth as a result of successful marketing campaigns, a new product launch and the development of the off trade in the key markets of Nigeria and Ghana.

        Net sales growth of category brands was driven by the success of our global scotch strategy, namely a focus on net sales growth not volume growth. Price/mix improvement in scotch combined with double-digit growth of beer brands in Africa and growth of reserve and premium brands such as Cîroc, Don Julio and the Classic Malts led to 9 percentage points of price/mix improvement.

        Ready to drink remains challenging as expected and net sales were down 5% driven by North America and Europe. Strong performance of Smirnoff ready to drink in International with growth in Nigeria, South Africa, Brazil and Venezuela with the introduction of new flavours and price increases drove 13% net sales growth in the region which partially offset the impact of the segment's decline in North America and Europe. Diageo's ready to drink brands performed strongly in Australia prior to the 70% duty increase which was implemented on the ready to drink segment at the end of April 2008.

Business review (continued)

Since the increased duty was introduced, net sales of ready to drink have declined, partially offset by net sales growth in core spirits.

	2008		2007
Analysis by business	Net sales	Operating profit/(loss)	Net sales	Operating profit/(loss)
	£ million	£ million	£ million	£ million
North America	2,523	907	2,472	850
Europe	2,630	720	2,427	723
International	1,971	593	1,667	499
Asia Pacific	877	170	840	196
Corporate	89	(164)	75	(109)

	8,090	2,226	7,481	2,159

North America

Key highlights

  •
  Growth driven by priority and reserve brands

  •
  Net sales growth of spirits up 7%, wine up 12% and beer up 6%

  •
  The majority of the priority spirits, wine and beer brands gained share

  •
  Share of US spirits broadly maintained at 28.3 percentage points despite share loss in value brands as priority brands gained 0.3 percentage points of share

  •
  Ready to drink segment continued to be challenging with net sales down 10%

Key measures	2008	2007	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			2	2
Net sales	2,523	2,472	2	5
Marketing spend	366	364	1	3
Operating profit	907	850	7	10

Reported performance    Net sales were £2,523 million in the year ended 30 June 2008, up by £51 million from £2,472 million in the prior year. Reported operating profit increased by £57 million to £907 million in the year ended 30 June 2008.

Organic performance    The weighted average exchange rate used to translate US dollar sales and profit moved from £1 = $1.93 in the year ended 30 June 2007 to £1 = $2.01 in the year ended 30 June 2008. Exchange rate impacts decreased net sales by £73 million. Acquisitions increased net sales by £6 million, the loss of distribution rights for certain champagne brands decreased net sales by £6 million and there was an organic increase of £124 million. Exchange rate impacts reduced operating profit by £27 million and transfers of costs between regions increased operating profit by £4 million.

Business review (continued)

Acquisitions and the loss of distribution rights for certain champagne brands decreased operating profit by £2 million and there was an organic increase in operating profit of £82 million.

Brand performance	Volume movement	Reported net sales movement	Organic net sales movement
	%	%	%
Global priority brands	2	—	3
Local priority brands	3	5	8
Category brands	1	6	10
Total	2	2	5
Key brands:*
Smirnoff	8	9	12
Johnnie Walker	5	6	10
Captain Morgan	7	9	12
Baileys	(6)	(5)	(3)
José Cuervo	(5)	(7)	(4)
Tanqueray	—	(1)	3
Crown Royal	5	5	9
Guinness	5	4	7
Ready to drink	(13)	(13)	(10)

*
Spirits brands excluding ready to drink.

Overall volume growth was driven by the priority brands. Price increases on 40% of spirits volume in the United States drove net sales growth despite negative mix within the global priority brands due to the strong growth of Smirnoff and Captain Morgan. The continued challenges in the ready to drink segment reduced overall volume growth by 1 percentage point and net sales growth by 2 percentage points. Marketing spend grew 3% as investment was realigned behind the priority and reserve brands and away from ready to drink. Marketing excluding ready to drink grew 5%. Diageo grew share on the majority of its priority spirits and wine brands. Loss of share in the value brands resulted in overall share of US spirits being broadly maintained during the year at 28.3 percentage points, with share of priority spirits brands up 0.3 percentage points.

        In Canada share gains of 1.0 percentage points were delivered in the spirits category. Volume grew 6% driven by the global priority brands and net sales were up 9% as price increases were implemented.

        Smirnoff continued its strong performance from the first half and grew volume 8%. Price increases were taken in key markets driving net sales growth of 12% and share grew 0.2 percentage points. Growth of Smirnoff Red was driven by two successful advertising campaigns, the 'Diamonds' programme and 'Vladimir's Journey', which reinforced the quality image of the brand and its heritage. Smirnoff flavours were driven by the launch of three new flavours: Blueberry, Passion Fruit and White Grape and the 'Simple Drinks' campaign, which taught consumers simple ways of making drinks at home with flavoured vodka.

        Johnnie Walker also grew ahead of the category with volume up 5% and net sales up 10% driven by Johnnie Walker Black Label and the super deluxe labels, leading to share growth of 1.2 percentage points. Price increases were taken across the Johnnie Walker range. Expansion of the Johnnie Walker

Business review (continued)

Blue Label bottle engraving programme and the distribution of Johnnie Walker Blue Label King George V drove growth of the super deluxe labels and improved mix.

        Captain Morgan volume was up 7% and net sales were up 12% driven by Captain Morgan Original Spiced rum which gained a further 0.6 percentage points of share despite the launch of two competitor brands in the rum category. Successful marketing campaigns around holidays and the 'Pose-off' contest continued to build this iconic brand.

        The overall Baileys results were constrained by lower volume in Baileys flavours, which lapped the launch in fiscal 2007. Baileys Original Irish Cream outperformed the category with volume up 3% and net sales up 7% as price increases were taken across most of its markets. Strong year round marketing support of the brand along with summer programming for Baileys 'Shiver' helped drive the growth.

        The release of José Cuervo Platino in the first half of 2008 to good consumer response is one of the ways José Cuervo is positioning itself in an increasingly premiumising category. José Cuervo Especial experienced heavy pricing competition and volume decreased 5% as the José Cuervo brand maintained price and in some states increased it, to support the premiumisation of the brand. Marketing spend on José Cuervo was weighted toward the summer season and promoted the mixability of the brand.

        Tanqueray again outperformed a declining gin category, gaining 1.6 percentage points of share driven by the continued growth of Tanqueray Rangpur.

        Crown Royal continued to take share in the North American whiskey category, up 0.4 percentage points. Volume grew 5% and price increases drove net sales up 9%. Crown Royal Cask 16, launched in October 2007, helped to drive mix. The brand was supported by two off trade promotions, the 'Legend of the Purple Bag' and 'I'd Rather Be' as well as its continued sponsorship of NASCAR.

        Guinness showed good growth against the import segment which was broadly flat, with volumes up 5% driven by keg sales and Guinness Extra Stout. Net sales grew 7% as price increases were implemented. The brand was supported by a new advertising campaign, 'Guinness Alive Inside'.

        The local priority brands grew volume 3% and net sales were up 8%, benefiting from price increases and mix improvement from the higher margin spirits brands. Crown Royal led this performance. Buchanan's volume was up 18% and net sales up 24% and Seagram's 7 Crown and Seagram's VO grew net sales 4% and 1%, respectively, on flat volumes. Local priority wines grew volume 6% and net sales were up 8%, driven by strong performance of Sterling Vineyards and Chalone Vineyard and price/mix improvement in Beaulieu Vineyards.

        Within the category brands, mix improvement was driven by strong growth of Don Julio volume up 19% and net sales up 22%, the Classic Malts volume up 14% and net sales up 19%, Bushmills volume up 13% and net sales up 16% and Cîroc volume up 89% and net sales up 90% on strong marketing and distribution gains. Successful marketing of Smithwick's Irish heritage delivered strong growth albeit off a low base with volume up 19% and net sales up 20% following national price increases. This offset net sales declines among the value brands such as Gordon's vodka, net sales down 10% and Gordon's Gin, down 1%.

        The ready to drink segment continued to decline with volume down 13% and net sales down 10%. This was driven by progressive adult beverages, led by the decline of Smirnoff Ice. Smirnoff Ice Light, Smirnoff Ice Strawberry Acai and Captain Morgan Parrot Bay Mojito were introduced in the second half of the year to help refresh the segment. The decline in progressive adult beverages was partially offset by the success of the recently launched Smirnoff cocktail line which has performed very well to

Business review (continued)

date. Consequently marketing spend has been reduced on progressive adult beverages and support provided to the spirit based cocktails.

        On 9 June 2008, Diageo completed the acquisition of a 50% equity stake in the newly formed company Ketel One Worldwide BV, which holds the exclusive and perpetual rights to market, sell and distribute Ketel One vodka products.

Europe

Key highlights

  •
  Eastern Europe and Russia contributed over two thirds of net sales growth

  •
  Strong performance in Great Britain generated nearly 20% of the region's growth

  •
  Guinness' outperformance against the beer categories in Great Britain and Ireland continued

  •
  Strong performance of JeB with net sales growth driven by price increases in Spain and volume growth in continental Europe

  •
  Price increases implemented across the region

Key measures	2008	2007	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			2	2
Net sales	2,630	2,427	8	3
Marketing spend	438	391	12	6
Operating profit	720	723	—	3

Reported performance    Net sales were £2,630 million in the year ended 30 June 2008, up by £203 million from £2,427 million in the prior year. Reported operating profit decreased by £3 million to £720 million in the year ended 30 June 2008. Exceptional costs of £78 million in respect of restructuring costs for the Irish brewing operations are included within operating expenses in the year ended 30 June 2008. Reported operating profit excluding exceptional items increased by £75 million to £798 million in the year ended 30 June 2008.

Organic performance    The weighted average exchange rate used to translate euro sales and profit moved from £1 = €1.48 in the year ended 30 June 2007 to £1 = €1.36 in the year ended 30 June 2008. Exchange rate impacts increased net sales by £128 million. Acquisitions increased net sales by £1 million, transfers between regions decreased net sales by £1 million and there was an organic increase of £75 million. Exchange rate impacts increased operating profit by £47 million. Transfers of

Business review (continued)

costs between regions increased operating profit by £6 million, exceptional costs decreased operating profit by £78 million and there was an organic increase in operating profit of £22 million.

Brand performance	Volume movement	Reported net sales movement	Organic net sales movement
	%	%	%
Global priority brands	3	10	4
Local priority brands	(3)	3	(2)
Category brands	—	9	4
Total	2	8	3
Key brands:*
Smirnoff	6	9	5
Johnnie Walker	6	19	11
Baileys	4	11	4
JeB	1	14	6
Guinness	—	7	3
Ready to drink	(11)	(10)	(13)

*
Spirits brands excluding ready to drink.

Strong volume growth in Great Britain, driven by Smirnoff and Baileys, and in Eastern Europe and Russia, was partially offset by continued volume weakness in Iberia. Price increases across Europe, combined with focus on the premium spirit brands, offset negative market mix from the rapid growth in Eastern Europe and resulted in net sales up 3%.

        Global priority brands were the key growth driver with volume up 3% and net sales up 4%. Johnnie Walker was the main contributor with double-digit net sales growth. JeB, Smirnoff and Baileys also performed strongly and Guinness continued its positive performance from the first half, delivering net sales growth for the full year.

        Smirnoff volume was up 6% and net sales were up 5%. This performance was driven by Great Britain where new advertising campaigns and a successful Christmas trading period drove volume up 10%. Net sales were up 8% as a simplified promotional strategy led to higher volume but an increased percentage of that volume being sold on promotion. Within Continental Europe, negative market mix generated by the growth of Smirnoff Vladimir in Poland was partially offset by price increases and the growth of Smirnoff Black as it was seeded across a number of markets.

        Johnnie Walker volume was up 6%, driven by growth in Eastern Europe and Russia, both of which were up over 30%, albeit off a small base. Consistent advertising has increased awareness and the status of the brand in this markets. This growth was partially offset by declines in Iberia and Greece. Net sales were up 11% as a result of price increases and mix improvement as investment focused on Johnnie Walker Black Label and Johnnie Walker super deluxe labels.

        Baileys returned to growth in Great Britain and delivered strong growth in Russia, resulting in overall volume and net sales up 4%. In Great Britain a return to advertising on television and a revised promotional strategy at Christmas drove the brand back to growth. In Russia Baileys continued to demonstrate great potential with net sales growth of 37%, albeit off a small base. In Continental Europe net sales were flat as the brand lapped the Baileys flavours launch in the prior year.

Business review (continued)

        JeB returned to growth in Europe supported by the 'Start a Party' advertising campaign and expansion across Continental Europe. In Iberia category volume declines worsened, however JeB delivered net sales growth and share gains as further price increases were implemented. Within Continental Europe, France and Eastern Europe were the main growth drivers. In France a price increase was implemented and JeB gained share. In Romania and Bulgaria, the brand's biggest markets in Eastern Europe, the 'Start a Party' campaign has delivered strong growth.

        Guinness volume was flat and net sales were up 3% as the brand continued to outperform the beer categories in both Ireland and Great Britain. This was the result of new advertising campaigns, focus on quality and the cooler summer of 2007. In Ireland net sales were up 2% and share gains were made in both the on and off trade, driving an overall share gain for Diageo Ireland in the beer category. In Great Britain the beer category worsened in the second half. However, Guinness net sales were up 2% as it continued to outperform the category, particularly in the on trade where it recorded its highest ever share. Volume was up 3% in the rest of Europe as a result of growth across a number of markets which, combined with price increases, led to net sales up 6%.

        Local priority brand volume was down 3% and net sales were down 2%. This was driven by beer in Ireland and Cacique in Spain. Local beer brands in Ireland declined, impacted by the continued decline of the beer category in the on trade and the decision to reduce the volume sold on promotion in the off trade. Carlsberg, however, delivered net sales growth as a result of distribution gains and a new advertising campaign and gained share. In Spain lower volumes of Cacique were partially offset by price increases.

        Category brands delivered price/mix improvement with volume flat and net sales up 4%, as a result of price increases on category scotch brands and the strategy to drive net sales from wine through a change in promotional strategy and mix improvement.

        Ready to drink continued to decline, driven by Smirnoff Ice in Great Britain. The segment now accounts for less than 5% of net sales in the region.

International

Key highlights

  •
  Continued double-digit net sales growth in Latin America, Africa and Global Travel and Middle East driven by strong price/mix improvements across categories and markets

  •
  In Africa strong performance of beer brands with net sales growth of 19% combined with continued net sales growth of spirits brands up 21% drove very strong growth

  •
  Volume growth across the region combined with price increases drove strong net sales growth of 14% in scotch

Business review (continued)

  •
  Increased focus on categories outside of scotch and beer, such as vodka and rum, drove broader based growth

Key measures	2008	2007	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			5	5
Net sales	1,971	1,667	18	16
Marketing spend	244	208	17	16
Operating profit	593	499	19	19

Reported performance    Net sales were £1,971 million in the year ended 30 June 2008, up £304 million from £1,667 million in the prior year. Reported operating profit increased by £94 million from £499 million to £593 million in the year ended 30 June 2008.

Organic performance    Exchange rate impacts increased net sales by £37 million. Transfers between regions increased net sales by £1 million and there was an organic increase in net sales of £266 million. Exchange rate impacts increased operating profit by £2 million and transfers of costs between regions reduced operating profit by £5 million. Acquisitions increased operating profit by £1 million and there was an organic increase in operating profit of £96 million.

Brand performance	Volume movement	Reported net sales movement	Organic net sales movement
	%	%	%
Global priority brands	6	17	15
Local priority brands	4	20	15
Category brands	4	19	17
Total	5	18	16
Key brands:*
Smirnoff	7	18	15
Johnnie Walker	8	21	18
Baileys	1	9	6
Buchanan's	(2)	15	5
Guinness	2	15	13
Ready to drink	3	12	13

*
Spirits brands excluding ready to drink.

Across global priority, local priority and category brands, net sales growth outpaced volume growth driven by price increases. Global priority brands are the drivers of the International business and net sales were up 15%, with Johnnie Walker, Guinness and Smirnoff the main contributors.

        Smirnoff volume grew 7%, driven mostly by Brazil and South Africa where successful marketing campaigns led to further share gains. Price increases in key markets led to strong price/mix improvement, resulting in 15% net sales growth.

        Johnnie Walker delivered 8% volume growth, mostly driven by South Africa, Mexico and Global Travel and Middle East, fuelled by strong trade support and successful advertising. Net sales increased by 18% as a result of price increases implemented across the region and stronger growth in more

Business review (continued)

profitable channels in Latin America and of higher margin brands in Africa and Global Travel and Middle East.

        Baileys volume grew 1% and net sales were up 6%, driven by premium priced gift packs combined with brand promotion in Global Travel and the launch of Baileys flavours in Mexico and Central America.

        Buchanan's is the key local priority brand in International. Buchanan's strategy was to increase price in all key markets and this impacted volume while increasing net sales. Volume decreased 2% while improved price/mix drove net sales growth of 5%. The main growth came from Mexico driven by strong on trade activities and successful media campaigns.

        Guinness volume increased 2%, with strong growth coming from Cameroon and East Africa driven by the 'Guinness Greatness' campaign and economic expansion. Net sales for the region were up 13% as a result of price increases and a benefit from changes in excise duty in some markets.

        Increased focus on the 'Start a Party' campaign for JeB led to strong growth with volume up 13% and net sales up 21%. The key markets were Mexico, South Africa and Global Travel and Middle East, where price increases drove net sales growth.

        Local priority brands delivered 4% volume growth and 15% net sales growth, mostly driven by improved price/mix across Buchanan's and beer. Tusker and Pilsner continued to show double-digit net sales growth, driven by price increases and wider availability. As a result of successful marketing campaigns and the development of the off trade in key markets Nigeria and Ghana, Malta Guinness also showed double-digit net sales growth.

        Category brands volume increased 4% and net sales increased 17%. Volume growth was driven by double-digit growth of beer brands in Africa. Significant price increases on value and standard scotch brands in Latin America resulted in volume decline, but strong price/mix improvement drove net sales growth.

        Ready to drink volume grew 3%, mainly driven by Smirnoff ready to drink brands, in particular the introduction of new flavours in Brazil and the continued success of Smirnoff Ice in Brazil and Nigeria and Smirnoff ready to drink in South Africa. Net sales grew 13% mainly as a result of price increases in South Africa, Venezuela and Brazil.

        In Diageo's major African markets net sales growth was in double-digits, with the main growth coming from East Africa, Nigeria and South Africa, where net sales were up 23%, 14% and 20%, respectively.

        In East Africa net sales growth was driven by strategic price increases in the key market of Kenya, significantly improving price/mix, and effective marketing on Guinness and Tusker increasing visibility and driving volume growth.

        In South Africa Diageo's scotch brands and Smirnoff benefited from price increases and, supported by successful marketing campaigns, continued to outperform the category. The introduction of Foundry cider contributed to growth and gave access to a profitable and growing cider category.

        In Ghana net sales grew 32%, driven by price increases across all brands. The largest volume growth came from lagers, malt and stout, as a result of successful marketing investments and expansion in the off trade. In Nigeria net sales increased 14%, driven by a re-launch of Malta Guinness and price increases across all brands. Net sales growth was 9% in Cameroon, as a result of price increases on main brands combined with an improved route to market.

Business review (continued)

        Latin America delivered double-digit net sales growth, with main growth coming from Mexico and Brazil as a result of price increases in key brands and strong marketing campaigns.

        In Venezuela and Mexico prices were increased across brands. In Venezuela volume was down 14% as price increases were implemented as a result of the economic situation, however net sales were up 4% as a result of improved price/mix and strong performance in rum. Mexico's volume grew 26% as a result of continued scotch category growth led by Diageo, combined with share gains. Mexico's net sales grew 31% driven by premiumisation and price increases.

        Net sales grew 10% in the Brazil, Uruguay and Paraguay hub with scotch and Smirnoff the key drivers. Successful marketing campaigns on scotch and Smirnoff combined with continued growth in the ready to drink segment led to volume increases. Increased prices and favourable channel and product mix improved price/mix driving net sales growth.

        In Global Travel and Middle East, volume grew 2% and net sales grew 16%. Volume growth was driven by strong performance of scotch, especially Johnnie Walker Black Label and Johnnie Walker super deluxe labels, as a result of gift pack promotions and successful advertising campaigns. Strong price/mix improvements, driven by price increases combined with favourable mix on scotch, resulted in double-digit net sales growth.

Asia Pacific

Key highlights

  •
  Continued investment in regional infrastructure to support future growth objectives

  •
  Net sales growth in the region driven by global priority brands

  •
  India route to market strengthened as a result of continued growth of locally produced brands

  •
  Further share gains in scotch in China

  •
  Loss of import licence in Korea for part of the year impacted all measures

  •
  Ready to drink performance was affected by the excise duty increase in Australia in the fourth quarter

Key measures	2008	2007	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			2	2
Net sales	877	840	4	2
Marketing spend	191	199	(4)	(6)
Operating profit	170	196	(13)	(12)

Reported performance    Net sales were £877 million in the year ended 30 June 2008, up £37 million from £840 million in the prior year. Reported operating profit decreased by £26 million from £196 million to £170 million in the year ended 30 June 2008.

Organic performance    Exchange rate impacts increased net sales by £19 million and there was an organic increase in net sales of £18 million. Exchange rate impacts increased operating profit by £

Business review (continued)

2 million and transfers between regions decreased operating profit by £4 million. There was an organic decrease in operating profit of £24 million.

Brand performance	Volume movement	Reported net sales movement	Organic net sales movement
	%	%	%
Global priority brands	4	9	6
Local priority brands	4	(7)	(7)
Category brands	(4)	11	6
Total	2	4	2
Key brands:*
Smirnoff	20	37	29
Johnnie Walker	(1)	5	4
Windsor	7	(17)	(12)
Guinness	1	6	6
Ready to drink	(2)	8	(1)

*
Spirits brands excluding ready to drink.

Following the loss of Diageo's import licence in Korea, the route to market was through a third party distributor for part of the year. There was a reduction in net sales per case, marketing spend and operating profit in Korea and this had a significant impact on the overall performance of Asia Pacific for the year. Excluding Korea net sales increased 5% and marketing increased 4%. In addition, overheads increased to support the future performance in the region with the establishment of in market companies in China and Vietnam, increased resources behind the Indian domestic route to market and the creation of the distribution hub in Singapore.

        Smirnoff grew volume 20% and net sales 29%. This performance was driven by double-digit volume and net sales growth in India, Australia and Thailand. The focus on Smirnoff flavours in India and Smirnoff Black and flavours in Australia drove the overall price/mix improvement. A significant increase in marketing spend fuelled performance in Thailand. The brand grew share in all these markets.

        Johnnie Walker volume was marginally down, with volume decline in India as a result of the closure of the duty free channel which was only partially offset by the growth of sales in the domestic channel, in Australia where net sales grew as a result of significant price increases and in Taiwan where the scotch category declined but Johnnie Walker gained share. In China Johnnie Walker grew volume 7% in the second half. Therefore volume was flat for the year, recovering from the 8% decline in the first half. Full year net sales increased 4%, following a 10% decline in the first half. Consumer demand continued to strengthen and Johnnie Walker gained an estimated 3 percentage points of volume share in the growing deluxe scotch segment in China. In Thailand Johnnie Walker grew net sales 5% and Diageo remained the market leader in both premium and deluxe scotch. Across the region net sales grew 4% on the back of price increases. Marketing spend was broadly in line with last year.

        Windsor volume increased 7% whilst net sales were down 12% as a result of having to pay distributor margin in Korea for part of the year. Consistent marketing activity throughout the year extended Windsor's leading share within deluxe scotch by 1.1 percentage points in volume terms.

Business review (continued)

        Guinness volume was up 1% and net sales up 6%, with increased distribution and successful consumer promotions driving strong double-digit net sales growth in Korea and with the expansion of the brand in China following a new distribution agreement, supported by significant marketing activity.

        Overall performance of local priority brands was impacted by Korea, with volume up 4% but net sales down 7%. Excluding Korea volume was up 2% and net sales were up 3%. This was driven by Bundaberg in Australia, with volume up 5% and net sales up 6% as a result of strong sales of Bundaberg ready to drink prior to the significant increase in duty which was implemented at the end of April and, after this duty increase, an uplift in Bundaberg spirit sales. This was partially offset by declines in Old Parr and Dimple.

        The volume of category brands in the region was down 4%, however net sales value grew 6% as a result of continued focus on improving profitability of scotch brands in Thailand where low value brands were discontinued. The growth of locally bottled scotch brands in India, together with the growth of bottled in India brands in other categories, enhanced Diageo's route to market there and offset much of the volume decline in category scotch brands. The growth of The Singleton malt whisky in Greater China further contributed to price/mix improvement.

        The Australia ready to drink segment represents over 90% of ready to drink net sales in the region. Ready to drink brands in Australia performed strongly for the first 10 months of the year but slowed significantly following a 70% duty increase in April 2008, and for the full year volume declined 2% and net sales were down 1% for the region. For the year ending 30 June 2009, it is expected that the increase in excise duty in Australia will reduce operating profit by £25 million.

        As previously reported, Diageo Korea and several of its current and former employees have been subject to investigations by Korean authorities regarding various regulatory and control matters. Convictions for improper payments to a Korean customs official have been handed down against a current and a former Diageo Korea employee, and three further Diageo Korea employees have been convicted for various counts of tax evasion.

        Diageo had previously voluntarily reported the allegations relating to the convictions for improper payments to the US Department of Justice and the US Securities and Exchange Commission (SEC). The SEC has commenced an informal investigation into these matters, and Diageo is in the process of responding to the regulators' inquiries. Diageo's own internal investigation is ongoing.

Corporate revenue and costs

Net sales were £89 million in the year ended 30 June 2008, up £14 million from £75 million in the prior year. Net reported operating costs were £164 million, up from £149 million in the prior year. £29 million of this increase relates to exchange rate movements. Excluding this and the impact of transfers and acquisitions (£2 million increase in costs), net operating costs decreased £16 million.

Business review (continued)

Operating results – 2007 compared with 2006

Summary consolidated income statement

	Year ended 30 June
	2007	2006
	£ million	£ million
Sales	9,917	9,704
Excise duties	(2,436)	(2,444)

Net sales	7,481	7,260
Operating costs	(5,322)	(5,216)

Operating profit	2,159	2,044
Disposal of investments and businesses	(1)	157
Net finance charges	(212)	(186)
Associates' profits	149	131

Profit before taxation	2,095	2,146
Taxation	(678)	(181)

Profit from continuing operations	1,417	1,965
Discontinued operations	139	—

Profit for the year	1,556	1,965

Attributable to:
Equity shareholders	1,489	1,908
Minority interests	67	57

	1,556	1,965

Sales and net sales    On a reported basis, sales increased by £213 million from £9,704 million in the year ended 30 June 2006 to £9,917 million in the year ended 30 June 2007. On a reported basis, net sales increased by £221 million from £7,260 million in the year ended 30 June 2006 to £7,481 million in the year ended 30 June 2007. Exchange rate movements decreased reported sales by £358 million and reported net sales by £280 million, principally arising from the weakening of the US dollar. Acquisitions and disposals resulted in a net decrease in reported sales and reported net sales of £24 million and £10 million, respectively, for the year.

Operating costs    On a reported basis, operating costs increased by £106 million in the year ended 30 June 2007 due to an increase in marketing costs of £35 million, from £1,127 million to £1,162 million, an increase in cost of sales of £82 million, from £2,921 million to £3,003 million, and a decrease in other operating expenses of £11 million, from £1,168 million to £1,157 million. Offset within other operating expenses in the year ended 30 June 2007 are profits on disposal of property, plant and equipment, including an exceptional gain of £40 million on the disposal of land at Park Royal in the United Kingdom. There were no exceptional items in operating costs in the year ended 30 June 2006. Excluding exceptional items, operating costs increased by £146 million from £5,216 million in the year ended 30 June 2006 to £5,362 million in the year ended 30 June 2007.

Post employment plans    Post employment costs for the year ended 30 June 2007 of £56 million (2006 – £87 million) included amounts charged to operating profit of £104 million (2006 – £106 million) partly offset by finance income of £48 million (2006 – £19 million). At 30 June 2007, Diageo's deficit before taxation for all post employment plans was £419 million (2006 – £801 million).

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

Disposal of investments and businesses    In the year ended 30 June 2007 a loss before taxation of £1 million arose from the disposal of businesses. In the year ended 30 June 2006 gains before taxation on the disposal of businesses were £157 million, representing a gain of £151 million on the sale of the group's remaining 25 million shares of common stock of General Mills and a gain on the sale of other businesses of £6 million.

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

        Other net finance income of £39 million (2006 – £7 million) included income of £48 million (2006 – £19 million) in respect of the group's post employment plans. This movement principally reflects the increase in the value of the assets held by the post employment plans between 1 July 2005 and 30 June 2006. Other finance income for the year ended 30 June 2007 of £7 million (2006 – charge of £2 million) includes income of £6 million (2006 – charge of £2 million) in respect of exchange rate translation differences on intercompany funding arrangements that do not meet the accounting criteria for recognition in equity. Other finance charges of £16 million (2006 – £15 million) in respect of the unwinding of the discount on discounted provisions were recognised during the year. Other finance income in the year ended 30 June 2006 also included £5 million dividend income in respect of the group's interest in General Mills.

Associates    The group's share of profits of associates after interest and tax was £149 million for the year ended 30 June 2007 compared to £131 million in the prior year. Diageo's 34% equity interest in Moët Hennessy contributed £136 million to share of profits of associates after interest and tax (2006 – £122 million).

Profit before taxation    Profit before taxation decreased by £51 million from £2,146 million to £2,095 million in the year ended 30 June 2007, primarily as a result of increased operating profit in the year which was more than offset by the £151 million gain on disposal of General Mills shares in the year ended 30 June 2006.

Taxation    The reported effective tax rate for the year ended 30 June 2007 is 32.4% compared with 8.4% for the year ended 30 June 2006. Factors that increased the reported effective tax rate for the year ended 30 June 2007 were a provision for the settlement of tax liabilities relating to the Guinness/GrandMet merger, lower carrying value of deferred tax assets primarily following a reduction in tax rates and the tax impact of an intragroup reorganisation of certain brand businesses. The effective tax

Business review (continued)

rate in the prior year was reduced following the agreement of certain brand values with tax authorities that resulted in recognising an increase in the group's deferred tax assets of £313 million.

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

Exceptional items before taxation    Exceptional items are those items that in management's judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	2007	2006
	£ million	£ million
Operating costs
Gain on disposal of Park Royal property	40	—

Disposals
Gain on disposal of General Mills shares	—	151
Other disposals	(1)	6

	(1)	157

Analysis by business area and brand

The organic movements for the comparison of 2007 compared with 2006 are calculated using the same methodology as the organic movements for 2008 compared with 2007.

        The organic movement calculations for volume, sales, net sales and operating profit for the year ended 30 June 2007 were as follows:

	2006 Reported units	Acquisitions and disposals units	Organic movement units	2007 Reported units	Organic movement
	million	million	million	million	%
Volume
North America	48.8	—	1.4	50.2	3
Europe	41.4	0.1	(0.6)	40.9	(2)
International	32.1	0.2	5.0	37.3	16
Asia Pacific	11.5	—	1.4	12.9	12

Total	133.8	0.3	7.2	141.3	5

Business review (continued)

	2006 Reported	Exchange	Transfers, acquisitions and disposals	Organic movement	2007 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Sales
North America	2,968	(225)	2	170	2,915	6
Europe	3,834	(32)	(26)	(11)	3,765	—
International	1,784	(73)	—	320	2,031	19
Asia Pacific	1,042	(28)	—	117	1,131	12
Corporate	76	—	—	(1)	75	(1)

Total sales	9,704	(358)	(24)	595	9,917	6

Net sales
North America	2,510	(190)	1	151	2,472	7
Europe	2,455	(23)	(11)	6	2,427	—
International	1,456	(46)	—	257	1,667	18
Asia Pacific	763	(21)	—	98	840	13
Corporate	76	—	—	(1)	75	(1)

Total net sales	7,260	(280)	(10)	511	7,481	7

Excise duties	2,444				2,436

Total sales	9,704				9,917

	2006 Reported	Exceptional items	Exchange	Transfers, acquisitions and disposals	Organic movement	2007 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	£ million	%
Operating profit
North America	829	—	(69)	(3)	93	850	12
Europe	737	—	(10)	(3)	(1)	723	—
International	445	—	(20)	(5)	79	499	19
Asia Pacific	199	—	(6)	(9)	12	196	7
Corporate	(166)	40	14	17	(14)	(109)	(9)

Total	2,044	40	(91)	(3)	169	2,159	9

Notes

(1)
Differences between the reported volume movements and organic volume movements are due to acquisitions and disposals.

(2)
Transfers represent the movement between operating units of certain activities, the most significant of which were the reallocation of certain supply and other overheads from Corporate to the regions and the reallocation of certain prior year transaction exchange differences into Corporate. Transfers reduced restated prior year operating profit for North America, International and Asia Pacific by £3 million, £5 million and £9 million, respectively, and reduced costs in Corporate by £17 million.

(3)
The exchange adjustments for sales, net sales, and operating profit are principally in respect of the US dollar.

Business review (continued)

(4)
The only acquisition in the year ended 30 June 2007 that affected sales, net sales and operating profit was the acquisition of the Smirnov brand in Russia, which was reported in Europe. The other acquisition impacting on the calculation of organic growth in the period was the acquisition of The "Old Bushmills" Distillery Company Limited in August 2005. Disposals affecting the period were the disposal of United Beverages Limited and Three Barrels (both Europe), which contributed volume, sales, net sales and operating profit of 0.2 million equivalent units, £35 million, £17 million and £2 million, respectively, in the year ended 30 June 2006.

(5)
Exceptional items in the year ended 30 June 2007 comprise a gain on the disposal of land at the Park Royal site. There were no operating exceptional items in the year ended 30 June 2006.

Brand performance

	Reported volume movement	Organic volume movement	Reported net sales movement	Organic net sales movement
	%	%	%	%
Global priority brands	6	6	3	7
Local priority brands	4	3	3	7
Category brands	7	6	4	8
Total	6	5	3	7
Key spirits brands:*
Smirnoff vodka	6	6	4	9
Johnnie Walker	14	14	13	16
Captain Morgan	7	7	2	10
Baileys	7	7	6	10
JeB	(2)	(2)	(3)	(1)
José Cuervo	2	2	(4)	3
Tanqueray	6	6	3	10
Crown Royal – North America	5	5	1	9
Buchanan's – International	41	41	53	40
Windsor – Asia Pacific	15	15	12	15
Guinness	2	2	—	3
Ready to drink	(1)	(1)	(5)	—

*
Spirits brands excluding ready to drink.

	2007		2006
Analysis by business	Net sales	Operating profit/(loss)	Net sales	Operating profit/(loss)
	£ million	£ million	£ million	£ million
North America	2,472	850	2,510	829
Europe	2,427	723	2,455	737
International	1,667	499	1,456	445
Asia Pacific	840	196	763	199
Corporate	75	(109)	76	(166)

Total	7,481	2,159	7,260	2,044

Business review (continued)

North America

Key highlights

  •
  Price increases and mix improvements drove top line growth

  •
  Smirnoff vodka and Baileys each delivered double digit net sales growth and further share gains

  •
  Value share of the US spirits market was up 0.6 percentage points

  •
  Operating margin improved in organic terms by 1.6 percentage points

Key measures	2007	2006	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			3	3
Net sales	2,472	2,510	(2)	7
Marketing spend	364	384	(5)	5
Operating profit	850	829	3	12

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

Brand performance	Reported volume movement	Organic volume movement	Reported net sales movement	Organic net sales movement
	%	%	%	%
Global priority brands	4	4	(2)	7
Local priority brands	3	3	(2)	8
Category brands	(2)	(2)	(1)	5
Total	3	3	(1)	7
Key brands:*
Smirnoff vodka	5	5	2	10
Johnnie Walker	5	5	(2)	7
Captain Morgan	6	6	1	9
Baileys	20	20	13	22
José Cuervo	1	1	(5)	3
Tanqueray	6	6	1	9
Crown Royal	5	5	1	9
Guinness	4	4	(1)	7
Ready to drink	(6)	(6)	(8)	(1)

*
Spirits brands excluding ready to drink.

Business review (continued)

        Price increases and mix improvement drove performance in North America as top line growth was achieved across spirits, wine and beer.

        Smirnoff vodka had another strong year with volume up 5% and net sales up 10% as price increases have been implemented. Smirnoff continued to benefit from the 'Clearly Smirnoff' campaign and gained 0.2 percentage points of value share.

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

        Tanqueray grew volume 6% and net sales 9%, gaining 0.9 percentage points of value share in a declining category. This was driven by increased media investment behind the 'Are You Ready to Tanqueray' campaign and the introduction of Tanqueray Rangpur which was launched nationally in the second half.

        Local priority brand volume increased 3% and net sales increased 8%. Growth of Crown Royal and US wines were partially offset by a small decline in Seagram's VO. US wines grew net sales 8% driven by strong growth of the Chalone wines.

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

Key highlights

  •
  Overall performance improved in the second half, with volume growth of 3% and net sales growth of 4%

  •
  Great Britain, Ireland and Spain all delivered net sales growth in the second half

  •
  In Russia Johnnie Walker and Baileys were the key drivers of very strong growth

  •
  Focus on premiumisation in growing categories in Continental Europe

Key measures	2007	2006	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			(1)	(2)
Net sales	2,427	2,455	(1)	—
Marketing spend	391	389	1	1
Operating profit	723	737	(2)	—

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

Brand performance	Reported volume movement	Organic volume movement	Reported net sales movement	Organic net sales movement
	%	%	%	%
Global priority brands	(1)	(1)	(1)	—
Local priority brands	(6)	(6)	(3)	(2)
Category brands	3	1	(1)	2
Total	(1)	(2)	(1)	—
Key brands:*
Smirnoff vodka	2	2	3	4
Johnnie Walker	4	4	11	12
Baileys	(2)	(2)	1	2
JeB	(4)	(4)	(3)	(2)
Guinness	(6)	(6)	(5)	(4)
Ready to drink	(12)	(12)	(14)	(12)

*
Spirits brands excluding ready to drink.

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

        While Baileys volume declined 2%, net sales increased 2%. This was driven by action taken in Great Britain in the first half to increase net sales per case and higher net sales per case in Russia as a result of the move to an in-market company. Strong volume performance in Continental Europe and Russia and the launch of Baileys flavours partially offset the decline in Great Britain. Both volume and net sales growth across Europe improved during the second half as volume increased 13% and net sales increased 17%.

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

        Local priority brand performance was impacted by the decline of Gordon's and Bell's in Great Britain, as a result of the Christmas pricing strategy to increase net sales value to the trade and by a decline in Cacique in Spain. This led to volume down 6% and net sales down 2%.

        Category brand volume increased 1% and net sales increased 2%, driven by gains in Pimm's and Blossom Hill.

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

        Local priority brand volume declined 9% and net sales declined 8%, driven by Gordon's and Bell's. Performance significantly improved during the second half with a 10% volume and 6% net sales increase.

        Category brand volume increased 4% while net sales were flat as growth in Pimm's and Blossom Hill offset declines in Piat d'Or.

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

        Category brand volume was down 9% primarily because of the decline in low priced scotch brands. Mix improvement was delivered as Diageo's malt whisky brands grew strongly, albeit off a small base and net sales declined 3%.

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

Business review (continued)

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

        In Russia volume grew 25% and net sales grew 63%. The move from a distributor to a newly created in-market company in July 2006 drove an increase in net sales per case. Following this move Diageo's regional presence increased to cover 74 cities in Russia and marketing spend increased behind Johnnie Walker Red Label, Baileys and Captain Morgan. The newly acquired Smirnov brand has shown a promising start.

International

Key highlights

  •
  Strong growth delivered throughout the region

  •
  Diageo's scotch brands, especially Johnnie Walker and Buchanan's, were key drivers of net sales growth

  •
  Guinness grew net sales 15% led by strong growth across all major markets in Africa

  •
  Baileys grew net sales 21% driven by the launch of Baileys Flavours

  •
  Global Travel and Middle East grew net sales 8% despite difficult trading conditions

Key measures	2007	2006	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			16	16
Net sales	1,667	1,456	14	18
Marketing spend	208	183	14	17
Operating profit	499	445	12	19

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

Business review (continued)

transfers of costs between regions reduced operating profit by £5 million. There was an organic increase in operating profit of £79 million.

Brand performance	Reported volume movement	Organic volume movement	Reported net sales movement	Organic net sales movement
	%	%	%	%
Global priority brands	15	15	12	17
Local priority brands	19	15	22	24
Category brands	18	18	14	16
Total	16	16	15	18
Key brands:*
Smirnoff vodka	11	11	8	17
Johnnie Walker	17	16	18	18
Baileys	19	19	19	21
Buchanan's	41	41	53	40
Guinness	13	13	7	15
Ready to drink	22	22	8	19

*
Spirits brands excluding ready to drink.

Global priority brands achieved strong growth with Guinness net sales up 17% in Africa and Johnnie Walker and Baileys delivering double digit net sales growth across most markets. Smirnoff vodka also performed strongly with Brazil the key driver.

        Johnnie Walker continued to demonstrate the success of its global campaign with volume up 16% and net sales up 18%, benefiting from increased marketing investment especially in Latin America and South Africa. Johnnie Walker's Grand Prix team sponsorship continues to be a powerful platform to drive brand equity and deliver Diageo's responsible drinking messages.

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

        Performance of the local priority brands was driven by Buchanan's. Malta Guinness also performed strongly in Nigeria and Ghana with net sales up 14% and 25% respectively, while Tusker grew net sales across East Africa.

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

Business review (continued)

        Volume in Nigeria was up 10% as a result of strong growth in a relatively stable economy. Net sales were up 16% as a price increase was implemented on Guinness. Investment behind the Guinness Greatness campaign drove Guinness net sales up 18%. Malta Guinness net sales grew 14%.

        In East Africa volume was up 27% and net sales up 25%. Senator grew net sales 55%, benefiting from the government's zero-rated tax on non-malt beer in Kenya that allowed it to compete in the huge low value alcohol segment. Guinness net sales were up 32% due to the success of the Guinness Greatness campaign and net sales of Tusker and Pilsner were up 15% and 18% respectively.

        In South Africa net sales were up 23% on volume growth of 15%. Mix improvement was delivered as a result of the growth in Smirnoff ready to drink, which grew net sales 40% and Diageo's scotch brands, which grew ahead of the category. Johnnie Walker led this growth with net sales up 44%. Price increases were implemented across all key brands during the year.

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

Latin America and Caribbean    Strong growth was delivered in Latin America and Caribbean throughout the year with volume up 18% and net sales up 22%. Diageo's scotch brands continued to drive this growth, especially Johnnie Walker and Buchanan's. Smirnoff and Baileys also delivered strongly across the region with net sales up 29% and 32% respectively.

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

Global Travel and Middle East    Volume was up 7% and net sales up 8% despite the difficult trading conditions resulting from conflicts in the Middle East and travel security issues worldwide. Diageo's scotch brands were key to this growth. Johnnie Walker Black Label performed strongly with net sales up 8% as the premium status of the brand was enhanced through promotional activities such as the golf gift pack in Asia around the Johnnie Walker Classic golf tournament. The Johnnie Walker super deluxe labels also continued their strong performance. Baileys grew net sales 11% mainly driven by the global roll out of Baileys flavours.

Business review (continued)

Asia Pacific

Key highlights

  •
  All markets contributed to top line sales growth

  •
  Excellent growth of Johnnie Walker drove overall performance

  •
  Sales growth accelerated in the second half

  •
  Share gains delivered in key categories across a number of markets

Key measures	2007	2006	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			12	12
Net sales	840	763	10	13
Marketing spend	199	171	16	22
Operating profit	196	199	(2)	7

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

Brand performance	Reported volume movement	Organic volume movement	Reported net sales movement	Organic net sales movement
	%	%	%	%
Global priority brands	18	18	14	17
Local priority brands	4	4	3	6
Category brands	4	4	10	14
Total	12	12	10	13
Key brands:*
Smirnoff vodka	23	23	25	31
Johnnie Walker	25	25	19	22
Windsor	15	15	12	15
Guinness	(5)	(5)	5	5
Ready to drink	3	3	1	5

*
Spirits brands excluding ready to drink.

Global priority brands drove overall performance. Johnnie Walker which is Diageo's largest brand in Asia Pacific, representing nearly a third of net sales, drove approximately 50% of the net sales growth in the region.

        Smirnoff volume grew 23% responding well to increased marketing investment. Price increases were also implemented in a number of markets and as a result net sales grew 31%. Growth was driven

Business review (continued)

by India and Australia as Smirnoff Experience events, promotions and in the case of Australia, the 'Clearly Smirnoff' media campaign, increased brand awareness.

        Johnnie Walker growth accelerated over last year as a result of brand building marketing, aligned to Johnnie Walker's Grand Prix team sponsorship, mentoring and PR events. Johnnie Walker Red Label grew net sales over 50% in Thailand and in China net sales of Johnnie Walker Black Label continued to grow strongly.

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

        Ready to drink volume increased 3% and net sales increased 5%, driven by Smirnoff Ice in Japan which was re-launched in fiscal 2006. In Australia, a decline in Bundaberg ready to drink was offset by new brand launches.

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

        In Australia volume increased 3% and net sales grew 4%. In ready to drink net sales grew 1% as a net sales decline in Bundaberg of 4% was offset by growth in both Johnnie Walker and Smirnoff ready to drink variants, with net sales up 12% and 5% respectively. Johnnie Walker and Smirnoff net sales growth was driven by new line extensions and formats. In spirits Diageo outperformed the spirits category. Smirnoff vodka grew volume 15% as a result of media investment behind the 'Clearly Smirnoff' campaign and price increases led to net sales growth of 22%. Johnnie Walker's cricket sponsorship and a new advertising campaign led to volume up 8%. Net sales were up 11% as a price increase was implemented on Johnnie Walker Red Label.

        In Korea volume increased 8% and net sales were up 13%. Windsor continued to perform strongly, driving overall performance as net sales grew 15%. Diageo has outperformed the growing whisky category and therefore extended its leadership position with Windsor now the number one scotch brand in Korea. Positive brand mix was delivered as the growth of Windsor more than offset the decline of Dimple and this, combined with price increases and the repatriation of Guinness from a third party distributor, drove net sales growth ahead of volume growth. During the year Diageo Korea and several employees were subject to investigations regarding various regulatory and control matters.

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

Business review (continued)

        In Thailand while the whisky category declined, Diageo continued to outperform. Volume was up 4% and net sales were significantly ahead, up 21%, driven by Diageo's strategy to drive mix improvement and a reduction in excise duties on certain brands. Diageo leads across premium, deluxe and super deluxe scotch segments and has increased its value share of the overall category by 5.4 percentage points. Johnnie Walker Black Label gained further share in the deluxe segment whilst Johnnie Walker Red Label drove the growth in the premium whisky segment, with net sales up 54%. In the standard segment, mix improvement has been achieved through focus on Benmore in preference to the lower priced Spey Royal. Volume of Spey Royal therefore declined as did volume of Golden Knight in the economy segment.

        In China volume grew 41% and net sales grew 61% as Johnnie Walker Black Label continued to take share. In January 2007 Diageo made its first investment in the Chinese white spirits category through a minority stake in Sichuan Chengdu Quanxing Group Co Limited.

        In Taiwan while the overall scotch category is in decline, the deluxe segments are in growth. Diageo's focus on the Johnnie Walker deluxe labels has resulted in volume up 1% and net sales up 4%.

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

Trend information

The following comments were made by Paul Walsh, chief executive of Diageo, in Diageo's preliminary announcement on 28 August 2008:

        'Our financial results in recent years have mirrored the consistent improvement we have achieved in our business and we finish the year with a stronger business. We enter the new financial year facing slowing global GDP growth and more challenging global economic trends, but given the strength and diversity of Diageo's business, we believe we can deliver organic operating profit growth for the coming year within our range of 7% to 9%. Together with the expected positive impact of exchange rate movements on reported results and our share buyback programme, this means we expect to deliver double-digit reported eps growth.'

Business review (continued)

Recent developments

In the period 1 July 2008 to 10 September 2008 the company acquired and cancelled 28 million shares for a total consideration of £257 million including expenses.

Liquidity and capital resources

Cash flow    A summary of the cash flow and reconciliation to movement in net borrowings for the three years ended 30 June 2008 is as follows:

	Year ended 30 June
	2008	2007	2006
	£ million	£ million	£ million
Profit for the year	1,597	1,556	1,965
Discontinued operations	(26)	(139)	—
Taxation	522	678	181
Share of associates' profits after tax	(177)	(149)	(131)
Net interest and other net finance income	319	212	186
(Gains)/losses on disposal of businesses	(9)	1	(157)
Depreciation and amortisation	233	210	214
Movements in working capital	(282)	(180)	(192)
Dividend income and other items	128	83	133

Cash generated from operations	2,305	2,272	2,199
Interest received	67	42	64
Interest paid	(387)	(279)	(235)
Dividends paid to equity minority interests	(56)	(41)	(40)
Taxation paid	(369)	(368)	(393)

Net cash from operating activities	1,560	1,626	1,595
Net investment in property, plant and equipment	(262)	(205)	(241)
Net disposal/(purchase) of other investments	4	(6)	7
Payment into escrow in respect of the UK pension fund	(50)	(50)	—

Free cash flow	1,252	1,365	1,361
Disposal of shares in General Mills	—	—	651
Other disposals	4	4	121
Purchase of businesses	(575)	(70)	(209)
Proceeds from issue of share capital	1	1	3
Net purchase of own shares for share schemes	(78)	(25)	(32)
Own shares repurchased	(1,008)	(1,405)	(1,407)
Net increase in loans	1,094	1,226	309
Equity dividends paid	(857)	(858)	(864)

Net (decrease)/increase in net cash and cash equivalents	(167)	238	(67)
Cash flows from loans (excluding overdrafts)	(1,094)	(1,226)	(309)
Exchange differences	(372)	211	15
Non-cash items	31	14	(18)

Increase in net borrowings	(1,602)	(763)	(379)

Business review (continued)

The primary sources of the group's liquidity over the last three financial years have been cash generated from operations and cash received from disposals. These funds have generally been used to fund acquisitions, share repurchases, to pay interest, dividends and taxes, and to fund capital expenditure.

        Free cash flow decreased by £113 million to £1,252 million in the year ended 30 June 2008. Cash generated from operations increased from £2,272 million to £2,305 million in the year ended 30 June 2008. This £33 million increase primarily arose from an increase of £67 million in operating profit, an increase of £22 million in the dividend received from Moët Hennessy and a decrease of £38 million in property profits (included in operating profit), partly offset by an incremental increase of £102 million in working capital.

        In the year ended 30 June 2008, Diageo invested £575 million in business acquisitions (2007 – £70 million) and purchased 97 million shares as part of the share buyback programme (2007 – 141 million shares) at a cost including fees of £1,008 million (2007 – £1,405 million). Net payments to acquire shares for employee share schemes totalled £78 million (2007 – £25 million). Equity dividends of £857 million were paid during the year (2007 – £858 million).

Capital structure    The group's management is committed to enhancing shareholder value, both by investing in the businesses and brands so as to improve the return on investment and by managing capital structure. Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels.

Capital repayments    During the year ended 30 June 2008, the company purchased 97 million ordinary shares for cancellation (2007 – 120 million for cancellation and 21 million to be held as treasury shares; 2006 – 164 million to be held as treasury shares only) as part of its share buyback programme, for a total consideration of £1,008 million including expenses (2007 – £1,405 million; 2006 – £1,407 million). In addition, the company purchased 11 million ordinary shares to be held as treasury shares for hedging share scheme grants provided to employees during the year (2007 – 9 million; 2006 – 2 million) for a total consideration of £124 million (2007 – £82 million; 2006 – £21 million). The group regularly assesses its debt and equity capital levels against its stated policy for capital structure and will continue to repurchase shares when appropriate.

        In the period from the balance sheet date to 10 September 2008 the company acquired and cancelled 28 million shares for a total consideration of £257 million including expenses.

Business review (continued)

        The total number of shares purchased for settlement in each calendar month and the average price paid excluding expenses for the year ended 30 June 2008 were as follows:

Calendar month	Number of shares purchased(a)	Average price paid pence	Authorised purchases unutilised at month end
July 2007	13,935,000	1038	152,477,697
August 2007	10,215,000	1006	142,262,697
September 2007	10,581,040	1065	131,681,657
October 2007	5,744,049	1103	259,295,916
November 2007	11,790,000	1085	247,505,916
December 2007	4,605,000	1077	242,900,916
January 2008	12,947,517	1018	229,953,399
February 2008	8,893,311	1032	221,060,088
March 2008	7,232,076	1023	213,828,012
April 2008	8,116,000	1046	205,712,012
May 2008	4,970,294	1014	200,741,718
June 2008	9,260,500	973	191,481,218

Notes

(a)
All shares were purchased as part of publicly announced programmes.

(b)
Authorisation was given by shareholders on 17 October 2006 to purchase a maximum of 278,571,000 shares. Under the authority granted, the minimum price which may be paid is 28 101/108 pence and the maximum price is equal to 105% of the average of the middle market quotations for an ordinary share for the five preceding business days. The expiration date for the programme was 16 October 2007.

(c)
Authorisation was given by shareholders on 16 October 2007 to purchase a maximum of 263,122,000 shares. Under the authority granted, the minimum price which may be paid is 28 101/108 pence and the maximum price is the higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The expiration date for the programme is 15 October 2008.

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

        The group's net borrowings and gross borrowings in the tables below are measured at amortised cost with the exception of borrowings designated in fair value relationships, interest rate hedging

Business review (continued)

instruments and foreign currency swaps and forwards which are measured at fair value. Net borrowings, reported on this basis, comprise the following:

	Year ended 30 June
	2008	2007	2006
	£ million	£ million	£ million
Overdrafts	(31)	(46)	(48)
Other borrowings due within one year	(1,632)	(1,489)	(711)

Borrowings due within one year	(1,663)	(1,535)	(759)
Borrowings due between one and three years	(802)	(1,209)	(1,790)
Borrowings due between three and five years	(1,765)	(1,206)	(831)
Borrowings due after five years	(2,978)	(1,717)	(1,380)
Fair value of interest rate hedging instruments	27	(20)	(44)
Fair value of foreign currency swaps and forwards	29	(29)	(17)
Finance leases	(9)	(14)	(9)

Gross borrowings	(7,161)	(5,730)	(4,830)
Offset by:
Cash and cash equivalents	714	885	699
Other liquid resources	—	—	49

Net borrowings	(6,447)	(4,845)	(4,082)

The effective interest rate for the year ended 30 June 2008, based on average monthly net borrowings and interest charge, excluding finance charges unrelated to net borrowings, was 5.9% (2007 – 5.5%; 2006 – 4.8%).

        Borrowings due within one year (including foreign currency swaps and forwards) as at 30 June 2008 were £1,634 million (2007 – £1,564 million; 2006 – £776 million).

        Designated net borrowings in net investment hedge relationships amounted to £5,396 million as at 30 June 2008 (2007 – £4,624 million; 2006 – £3,655 million).

        The group's gross borrowings were denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Gross borrowings
2008	(7,161)	38	17	33	12
2007	(5,730)	48	5	33	14
2006	(4,830)	47	8	30	15

Cash and cash equivalents and other liquid resources were denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Cash and cash equivalents and other liquid resources
2008	714	21	13	16	50
2007	885	23	15	13	49
2006	748	21	20	12	47

Business review (continued)

During the year ended 30 June 2008, the group borrowed $750 million (£367 million) in the form of a global bond that matures in 2013, €1,150 million (£917 million) in the form of a euro bond that matures in 2013 and $1,250 million (£611 million) in the form of a global bond that matures in 2017. During the year ended 30 June 2007, the group borrowed $600 million (£298 million) in the form of a global bond that matures in 2012, $600 million (£298 million) in the form of a global bond that matures in 2016, $600 million (£298 million) in the form of a global bond that matures in 2036 and €750 million (£507 million) in the form of a floating rate euro bond that matures in 2012. During the year ended 30 June 2006, the group borrowed $250 million (£135 million) in the form of a medium term note that matures in 2008, $400 million (£216 million) in the form of a medium term note that matures in 2009, $600 million (£324 million) in the form of a global bond that matures in 2013 and $750 million (£405 million) in the form of a global bond that matures in 2015. The proceeds of all issuances have been used in the ongoing cash management and funding activities of the group.

        At 30 June 2008, the group had available undrawn US dollar denominated committed bank facilities of $3,230 million (£1,623 million) (2007 – $3,230 million (£1,607 million); 2006 – $3,230 million (£1,746 million)). Of the facilities, $1,000 million (£503 million) expire in May 2009, $900 million (£452 million) expire in May 2010, $1,080 million (£543 million) expire in May 2011 and $250 million (£125 million) expire in May 2012. Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates (dependent on the period of drawdown) plus an agreed margin. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group's commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items aggregated with share of associates' profits to net interest). They are also subject to pari passu ranking and negative pledge covenants.

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

        Capital commitments not provided for at 30 June 2008 were estimated at £130 million (2007 – £86 million; 2006 – £56 million).

        Diageo management believes that it has sufficient funding for its working capital requirements.

Business review (continued)

Contractual obligations

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	£ million	£ million	£ million	£ million	£ million
As at 30 June 2008
Long term debt obligations	849	791	1,755	2,989	6,384
Interest obligations	296	600	478	1,212	2,586
Operating leases	73	135	92	220	520
Purchase obligations	1,006	1,101	475	116	2,698
Provisions and other non-current payables	56	131	69	81	337

	2,280	2,758	2,869	4,618	12,525

Long term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings. Where interest payments are on a floating rate basis, it is assumed that rates will remain unchanged from the last business day of the year ended 30 June 2008 until maturity of the instruments. Purchase obligations include various long term purchase contracts entered into for the supply of certain raw materials, principally bulk whisky, grapes, cans and glass bottles. The contracts are used to guarantee supply of raw materials over the long term and to enable more accurate predictions of future costs. Provisions and other non-current payables exclude £19 million in respect of vacant properties and £79 million for onerous contracts, which are included in operating leases and purchase obligations, respectively.

        Potential income tax exposures included within corporate tax payable of £685 million (2007 – £673 million) and deferred tax liabilities are not included in the table above, as the ultimate timing of settlement cannot reasonably be estimated.

        Post employment benefit liabilities are also not included in the table above. The group makes service-based cash contributions to the Diageo pension scheme in the United Kingdom. In the year ending 30 June 2009, the contribution is expected to be £49 million. In addition, the group has agreed a deficit funding plan with the trustees of the UK Diageo Pension Scheme, which provides for the group to make further payments of £50 million in each of the two years to 30 June 2010 into escrow accounts.

Off-balance sheet arrangements

In connection with the disposal of Pillsbury in October 2001, Diageo has guaranteed debt of International Multifoods Corporation, a wholly owned subsidiary of The JM Smucker Company as from 18 June 2004, to the amount of $200 million (£101 million), until November 2009. The directors are not aware of any instances of default by the borrower at present, but the ability of the borrower to continue to be in compliance with the guaranteed debt instrument, and in particular remaining current on payments of interest and repayments of principal, is significantly dependent on the current and future operations of the borrower and its affiliates. This guarantee is unrelated to the ongoing operations of the group's business.

        Save as disclosed above, neither Diageo plc nor any member of the Diageo group, has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group's financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

Business review (continued)

Risk management

The following section forms part of the audited financial statements.

        The group's funding, liquidity and exposure to interest rate and foreign exchange rate risks are managed by the group's treasury department. The treasury department uses a combination of derivative and conventional financial instruments to manage these underlying risks.

        Treasury operations are conducted within a framework of board-approved policies and guidelines, which are recommended and subsequently monitored by the finance committee. This committee is described in the corporate governance report. These policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk. The benchmarks, hedge cover and overall appropriateness of Diageo's risk management policies are reviewed by the board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board-approved strategies. Transactions giving rise to exposures away from the defined benchmark levels arising on the application of this flexibility are separately monitored on a daily basis using value at risk analysis. These derivative financial instruments are carried at fair value and gains or losses are taken to the income statement as they arise. At 30 June 2008 gains and losses on these transactions were not material.

        The finance committee receives monthly reports on the activities of the treasury department, including any exposures away from the defined benchmarks.

Currency risk    The group publishes its consolidated financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements, which will affect the group's transaction costs and the translation of the results and underlying net assets of its foreign operations.

Hedge of net investment in foreign operations    The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign operations by holding net borrowings in foreign currencies and by using foreign currency swaps and forwards. In February 2008, the board reviewed and approved the following revised foreign exchange risk management policy to effectively manage planning and rebalancing processes. Where a liquid foreign exchange market exists, the group's policy is to seek to hedge currency exposure on its net investment in foreign operations within the following percentage bands: 80% to 100% for US dollars, 80% to 100% for euros and 50% to 100% for other significant currencies. The group's previous policy was, where a liquid foreign exchange market exists, to seek to hedge currency exposure on its foreign equity investments before net borrowings at approximately the following percentages: 90% for US dollars, 90% for euros and 50% for other significant currencies. Exchange differences arising on the retranslation of foreign currency borrowings (including foreign currency swaps and forwards), to the extent that they are in an effective hedge relationship, are recognised in the statement of recognised income and expense to match exchange differences on foreign equity investments. Exchange differences on foreign currency borrowings not in a hedge relationship and any ineffectiveness are taken to the income statement.

Transaction exposure hedging    In February 2008, the board reviewed the group's foreign exchange risk management policy and approved the following revised policy. For currencies in which there is an active market, the group seeks to hedge between 60% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using forward foreign currency exchange contracts with coverage levels increasing nearer to the forecast transaction date. The group's previous policy for currencies in which there is an active market, was to seek to hedge between 80% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months

Business review (continued)

forward, using forward foreign currency exchange contracts. The effective portion of the gain or loss on the hedge is recognised in the statement of recognised income and expense and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement.

Hedge of foreign currency debt    The group uses cross currency interest rate swaps to hedge the forward foreign currency risk associated with certain foreign currency denominated bonds. The effective portion of the gain or loss on the hedge is recognised in the statement of recognised income and expense and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement. Hedges are documented and tested for hedge effectiveness on an ongoing basis. Diageo expects hedges entered into to continue to be effective and therefore does not expect the impact of ineffectiveness on the income statement to be material.

Interest rate risk    The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the board, primarily through issuing fixed and floating rate term debt and commercial paper, and by utilising interest rate derivatives. These practices serve to reduce the volatility of the group's reported financial performance. In June 2007, the board reviewed the group's interest rate risk management policy and approved the following revised policy, which allows for flexibility in executing the policy to facilitate operational efficiency and effective hedge accounting. The new policy was implemented during the year ended 30 June 2008. Fixed rate borrowings are maintained within a band of 40% to 60% of projected net borrowings for a time period approved by the board, and the overall net borrowings portfolio is managed according to a duration measure. The board approved template specifies different duration guidelines and fixed/floating amortisation periods (time taken for the fixed element of debt to reduce to zero) depending on different interest rate environments. During the year ended 30 June 2007, the profile of fixed rate to floating rate net borrowings was targeted according to a duration measure that was equivalent to an approximate 50% fixed and 50% floating amortising profile. The number of years within the amortising profile depended on the template approved by the board. The majority of Diageo's existing interest rate hedges are designated as hedges. Designated hedges are expected to be effective, and therefore the impact of ineffectiveness on the income statement is not expected to be material.

Liquidity risk    The group's policy with regard to the expected maturity profile of group financing companies' borrowings is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

Credit risk    Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. Credit risk arises from cash balances (including bank deposits and cash and cash equivalents), fixed income and money market investments and derivative financial instruments, as well as credit exposures to customers, including outstanding receivables, financial guarantees and committed transactions. Credit risk is managed on group basis separately for financial and business related credit exposures.

Financial credit risk    Diageo minimises its financial credit risk through the application of risk management policies approved and monitored by the board. While counterparties are limited to major banks and financial institutions, group policy ensures that individual counterparty limits are adhered to and that there are no significant concentrations of credit risk. Diageo monitors the credit ratings of its

Business review (continued)

counterparties (where applicable) as part of its ongoing assessment of its credit exposure. Financial instruments are only transacted with major international financial institutions with a long term credit rating of A or better. The credit risk arising through the use of financial instruments for interest rate and foreign exchange management is estimated with reference to the fair value of contracts with a positive value, rather than the notional amount of the instruments themselves.

Business related credit risk    Trade and other receivables exposures are managed locally in the operating units where they arise and credit limits are set as deemed appropriate for the customer. There is no concentration of credit risk with respect to trade and other receivables as the group has a large number of customers which are internationally dispersed.

Commodity price risk    The group uses long term purchase and commodity futures contracts to hedge against price risk in certain commodities. Long term purchase contracts are used to secure prices with suppliers to protect against volatility in commodity prices. All commodity futures contracts hedge a projected future purchase of raw material. Commodity futures are then either closed out at the time the raw material is purchased or they are exchanged with the company manufacturing the raw material to determine the contract price. Commodity futures contracts are held in the balance sheet at fair value. To the extent that they are considered an effective hedge, the fair value movements are recognised in the statement of recognised income and expense and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement.

        Realised net gains recognised in the income statement in the year ended 30 June 2008 were £4 million (2007 – £2 million). There were no unrealised net gains on the balance sheet at 30 June 2008 (2007 – £1 million) as all commodity futures contracts had expired before that date.

Insurance    The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains insurable risk where external insurance is not considered an economic means of mitigating these risks.

Market risk sensitivity analysis

The following section forms part of the audited financial statements.

        The group has used a sensitivity analysis technique that measures the estimated change to the fair value of the group's financial instruments, to the income statement and to equity of either an instantaneous increase or decrease of 1% (100 basis points) in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2008, for each class of financial instrument with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on net post employment benefit obligations and taxation. This analysis is for illustrative purposes only, as in practice market rates rarely change in isolation.

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

Business review (continued)

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

        As at 30 June 2008 and 30 June 2007, hypothetical changes in other risk variables would not significantly affect the fair value of financial instruments at those dates.

Sensitivity analysis table

	1% decrease in interest rates	1% increase in interest rates	10% weakening in sterling	10% strengthening in sterling
	£ million	£ million	£ million	£ million
At 30 June 2008
(Decrease)/increase in fair value of financial instruments	(277)	243	(727)	595
Impact on income statement: gain/(loss)	24	(24)	(31)	25
Impact on equity: gain/(loss)	24	(24)	(727)	595
At 30 June 2007
(Decrease)/increase in fair value of financial instruments	(206)	180	(712)	585
Impact on income statement: gain/(loss)	18	(18)	(28)	24
Impact on equity: gain/(loss)	15	(15)	(712)	585

The above analysis considers the fair value impact of all financial instruments including financial derivatives, cash and cash equivalents, borrowings and other financial assets and liabilities.

Critical accounting policies

The following section forms part of the audited financial statements.

        The consolidated financial statements are prepared in accordance with IFRS. Diageo's accounting policies are set out in the notes to the consolidated financial statements in this annual report. In applying these policies the directors are required to make estimates and subjective judgements that may affect the reported amounts of assets and liabilities at the balance sheet date and reported profit for the year. The directors base these on a combination of past experience and any other evidence that is relevant to the particular circumstance. The actual outcome could differ from those estimates. Of Diageo's accounting policies, the directors consider that policies in relation to the following areas are of greater complexity and/or particularly subject to the exercise of judgement.

Business review (continued)

Brands, goodwill and other intangibles    Acquired brands are held on the consolidated balance sheet at cost. Where brands are regarded as having indefinite useful economic lives, they are not amortised. Assessment of the useful economic life of an asset, or that an asset has an indefinite life, requires management judgement.

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

        Diageo determines the assumptions to be adopted in discussion with its actuaries, and believes these assumptions to be in line with UK practice generally, but the application of different assumptions could have a significant effect on the amounts reflected in the income statement, statement of recognised income and expense and balance sheet in respect of post employment benefits. The assumptions vary among the countries in which the group operates, and there may be an interdependency between some of the assumptions. The major assumptions used by the group for the three years ended 30 June 2008 are set out in note 4 to the consolidated financial statements. It would be impracticable to give the impact of the effect of changes in all of the assumptions used to calculate the post employment charges in the income statement, statement of recognised income and expense and balance sheet, but the following disclosures are provided to assist the reader in assessing the impact of changes in the more critical assumptions.

        The finance income and charges included in the income statement for post employment benefits are partly calculated by assuming an estimated rate of return on the assets held by the post employment plans. For the year ended 30 June 2008, this was based on the assumption that equities would outperform fixed interest government bonds by three and a quarter percentage points. A one percentage point decrease in this assumption would have reduced profit before taxation by approximately £48 million.

        The rates used to discount the liabilities of the post employment plans are determined by using rates of return on high quality corporate bonds of appropriate currency and term. A half a percentage

Business review (continued)

point decrease in the discount rate assumption used to determine the income statement charge in the year ended 30 June 2008 would have reduced profit before taxation by approximately £9 million. A half a percentage point decrease in the discount rate assumption used to determine the post employment liability at 30 June 2008 would have increased the liabilities before tax by approximately £417 million.

        The net liability for post employment benefits is partly determined by the fair value at the end of the year of the assets owned by the post employment plans. A 10% movement in worldwide equity values would increase/decrease the net pension liability before tax at 30 June 2008 by approximately £290 million.

        The mortality assumptions used in the UK plan were reassessed in 2006 and are based on the recent mortality experience of the plan and allow for future improvements in life expectancy. For example, it is assumed that members who retire in 2028 at age 65 will live on average for a further 22 years if they are male and for a further 24 years if they are female. If assumed life expectancies had been one year greater, the charge to profit before taxation would have increased by approximately £13 million and the net post employment liability before tax would have increased by approximately £174 million.

Exceptional items    These are items which, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The determination of which items are separately disclosed as exceptional items requires a significant degree of judgement.

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

        The group operates in many countries in the world and is subject to many tax jurisdictions and rules. As a consequence the group is subject to tax audits, which by their nature are often complex and can require several years to conclude. Management judgement is required to determine the total provision for income tax. Amounts accrued are based on management's interpretation of country specific tax law and the likelihood of settlement. However the actual tax liabilities could differ from the provision and in such event the group would be required to make an adjustment in a subsequent period which could have a material impact on the group's profit and loss and/or cash position.

Adoption of IFRS

The financial statements for the three years ended 30 June 2008 were prepared in accordance with IFRS. Prior to this the financial statements were prepared in accordance with UK GAAP. The financial statements for the year ended 30 June 2005 have been restated under IFRS.

Business review (continued)

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

        The merger of GrandMet and the Guinness Group in the group's primary financial statements has been accounted for under merger accounting principles (pooling of interests), where the results, cash flows and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under purchase accounting, the merger would have been accounted for as an acquisition of the Guinness Group by GrandMet. Under this accounting, the group would have recognised additional intangible assets relating mainly to the fair value on acquisition of acquired brands and an adjustment upwards to the fair value of inventories. These adjustments would have been offset by the recognition of related deferred tax liabilities. Goodwill would have arisen on the acquisition. The recognition of intangible assets and higher inventory values would have resulted in increased amortisation and an increase in the charge to cost of sales as the inventories are sold, net of effects of taxation.

        The group has written off goodwill and other intangible assets acquired up to 30 June 1998, direct to reserves in the period when acquired. Under IFRS 3 all separately identifiable intangible assets are required to be capitalised in the balance sheet, with subsequent annual impairment test. Under this accounting, net assets would increase in respect of goodwill capitalised with no change to net income in the year ended 30 June 2008 or the three previous years.

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

New accounting standards

A number of IFRS standards and interpretations have been issued by the IASB or IFRIC. Those that are of relevance to the group are discussed in note 1 to the consolidated financial statements.

Directors and senior management

	Age	Nationality	Position (committees)
Directors
Dr Franz B Humer	62	Swiss/Austrian	Chairman, non-executive director(3)*
Paul S Walsh	53	British	Chief executive, executive director(2)*
Nicholas C Rose	50	British	Chief financial officer, executive director(2)
Lord Hollick of Notting Hill	63	British	Senior non-executive director(1),(3),(4)*
Laurence M Danon	52	French	Non-executive director(1),(3),(4)
Maria Lilja	64	Swedish	Non-executive director(1),(3),(4)
Philip G Scott	54	British	Non-executive director(1)*(3),(4)
William S Shanahan	68	American	Non-executive director(1),(3),(4)
H Todd Stitzer	56	American	Non-executive director(1),(3),(4)
Paul A Walker	51	British	Non-executive director(1),(3),(4)
Senior management
Stuart R Fletcher	51	British	President, Diageo International(2)
James N D Grover	50	British	Global business support director(2)
Robert M Malcolm	56	American	President, global marketing, sales and innovation(2)
Ivan M Menezes	49	American	President, Diageo North America(2)
Andrew Morgan	52	British	President, Diageo Europe(2)
John C Pollaers	46	Australian	President, Diageo Asia Pacific(2)
Timothy D Proctor	58	American/British	General counsel(2)
Gareth Williams	55	British	Human resources director(2)
Officer
Paul D Tunnacliffe	46	British	Company secretary

Key to committees:

(1)
Audit

(2)
Executive (comprising senior management)

(3)
Nomination

(4)
Remuneration

*
Chairman of committee

Lord Blyth, who served as chairman during the year ended 30 June 2008, retired as chairman and director on 30 June 2008 and was succeeded as chairman by Dr Franz Humer. Upon taking up the role as chairman, Dr Humer also became chairman of the nomination committee and ceased to be a member of the audit and remuneration committees.

Jon Symonds retired as chairman of the audit committee on 21 September 2007 and as a non-executive director on 16 October 2007. Philip Scott was appointed to the board as a non-executive director with effect from 17 October 2007, on which date he was also appointed chairman of the audit committee. Paul Walker served as chairman of the audit committee in the interim period from 22 September 2007 to 16 October 2007.

Susanne Bunn retired as company secretary on 4 January 2008 and was succeeded by Paul Tunnacliffe.

Directors and senior management (continued)

Information in respect of the directors and senior management is set out below:

Dr Franz Humer    was appointed chairman of Diageo plc with effect from 1 July 2008, having been a non-executive director since April 2005. He is also chairman of F. Hoffmann-La Roche Limited in Switzerland, a non-executive director of Allianz Versicherungs AG in Germany and a board member of Chugai in Japan. He was formerly chief operating director of Glaxo Holdings plc and has held a number of other non-executive directorships.

Paul Walsh    was appointed chief executive of Diageo plc in September 2000, having been chief operating officer since January 2000. He has served in a number of management roles since joining GrandMet's brewing division in 1982, including chief executive officer of The Pillsbury Company. He was appointed to the GrandMet board in October 1995 and to the Diageo plc board in December 1997. He is also a non-executive director of Centrica plc, a governor of Henley Management College, a member of the Business Council for Britain, chairman of the Scotch Whisky Association and a non-executive director of FedEx Corporation in the USA.

Nicholas (Nick) Rose    was appointed chief financial officer of Diageo plc in July 1999. He has served in a number of finance roles since joining GrandMet in June 1992, including group treasurer and group controller and was appointed to the Diageo plc board in June 1999. He is also a member of the main committee of the 100 Group of Finance Directors and was formerly a non-executive director of Scottish Power plc.

Lord (Clive) Hollick of Notting Hill    was appointed a non-executive director of Diageo plc in December 2001 and senior non-executive director and chairman of the remuneration committee in September 2004. He is a partner of Kohlberg Kravis Roberts and is also a member of the supervisory boards of ProSiebenSat.1 Media AG and The Nielsen Company, a non-executive director of Honeywell International Inc in the USA and a founding trustee of the Institute of Public Policy Research. He was formerly chief executive of United Business Media plc and has held a number of other non-executive directorships.

Laurence Danon    was appointed a non-executive director of Diageo plc in January 2006. She is a member of the executive board of Edmond de Rothschild Corporate Finance, in France and is also a non-executive director of Plastic Omnium, Lafuma SA and Rhodia SA, all in France, and a non-executive director of Experian Group Limited. Formerly she served with the French Ministry of Industry and Energy, held a number of senior management posts with Total Fina Elf and was chairman and chief executive officer of France Printemps.

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

Philip Scott    was appointed a non-executive director of Diageo plc (and chairman of the audit committee) with effect from 17 October 2007. He is group finance director of Aviva plc, to which position he was appointed in July 2007. He began his career with Norwich Union as a trainee actuary in 1973 and subsequently held a number of senior roles with that company and its successor Aviva, including that of group executive director.

William (Bill) Shanahan    was appointed a non-executive director of Diageo plc in May 1999. He is also a non-executive director of MSD Performance Group and Visa Inc and a management adviser to

Directors and senior management (continued)

ValueAct Capital, all in the USA. Formerly he was chief operating officer and then president of The Colgate-Palmolive Company, having joined that company in 1965 as a sales assistant and held various general management and marketing roles.

H Todd Stitzer    was appointed a non-executive director of Diageo plc in June 2004. He is chief executive of Cadbury plc (to which office he was appointed in 2003) and formerly held a number of marketing, sales, strategy and general management posts subsequent to joining the company in 1983 as an assistant general counsel.

Paul Walker    was appointed a non-executive director of Diageo plc in June 2002. He is chief executive of The Sage Group plc (to which office he was appointed in 1994, having previously been finance director) and was formerly a non-executive director of MyTravel Group plc.

Stuart Fletcher    was appointed president, Diageo International in October 2004, having been president, Key Markets since September 2000. He held a number of senior management positions with Guinness, after joining the company in 1986, including managing director of Developing and Seed Markets and previously held various financial positions with Procter & Gamble and United Glass.

James (Jim) Grover    was appointed global business support director in February 2004, having been strategy director since December 1997. Formerly he held a number of senior strategy positions in GrandMet and worked as a management consultant with Booz-Allen & Hamilton Inc and OC&C Strategy Consultants.

Robert (Rob) Malcolm    was appointed president, global marketing, sales and innovation in September 2000. Formerly he served as scotch category director and then global marketing director with United Distillers & Vintners and held various marketing and general management positions with Procter & Gamble. He is also a non-executive director of Logitech Inc, in the USA.

Ivan Menezes    was appointed president, Diageo North America in January 2004, having been chief operating officer, North America since July 2002. Formerly he held various senior management positions with Guinness and then Diageo and worked across a variety of sales, marketing and strategy roles with Nestlé in Asia, Booz-Allen & Hamilton Inc in North America and Whirlpool in Europe. He is also a non-executive director of Coach Inc, in the USA.

Andrew Morgan    was appointed president, Diageo Europe in October 2004, having been president, Venture Markets since July 2002. He joined United Distillers in 1987 and held various senior management positions with Guinness and then Diageo, including group chief information officer and president, New Business Ventures for Guinness United Distillers & Vintners and director, global strategy and innovation for United Distillers & Vintners.

John Pollaers    was appointed president, Diageo Asia Pacific in February 2007. Prior to this, he held various senior management positions with Diageo, including managing director, Diageo Asia and was formerly an engineering officer in the Royal Australian Navy.

Timothy (Tim) Proctor    was appointed general counsel of Diageo plc in January 2000. Formerly he was director, worldwide human resources of Glaxo Wellcome and senior vice president, human resources, general counsel and secretary for Glaxo's US operating company. He has over 20 years' international legal experience, including 13 years with Merck and six years with Glaxo Wellcome. He is also a non-executive director of Wachovia Corporation, in the USA.

Gareth Williams    was appointed human resources director in January 1999. Formerly he held a number of senior personnel management positions with GrandMet and then United

Directors and senior management (continued)

Distillers & Vintners and spent 10 years with Ford of Britain in a number of personnel and employee relations positions.

Paul Tunnacliffe    was appointed company secretary of Diageo plc in January 2008. He was formerly company secretary of Hanson PLC (to which office he was appointed in 1997) where he previously served as assistant company secretary, having joined the company in 1983.

Directors' remuneration report

Dear shareholder

I am pleased to present the remuneration report for the 2008 financial year.

        This year, at the company's October 2008 AGM, we will be submitting two resolutions for shareholder approval on two long term incentive plans to replace the existing share option plan and performance share plan (the Senior Executive Share Option Plan (SESOP) and the Total Shareholder Return (TSR) plan).

        The existing TSR plan expired in August 2008 and the SESOP is due to expire in October 2009. The remuneration committee has, therefore, carried out a comprehensive review of remuneration arrangements for executive directors and senior executives. This has included a full review of plan design, performance measures, market practice and emerging trends in long term incentive arrangements, and has taken into account the published guidelines of institutional shareholder bodies. The committee's appointed remuneration adviser, Deloitte & Touche LLP, has supported the review.

        As part of the review, the committee has considered its remuneration philosophy and policy and has concluded that they continue to remain appropriate to deliver Diageo's strategy within a framework of good corporate governance for 2008 onwards. The key principles of the policy, which are interdependent, are:

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

  •
  Our long term incentives comprise a combination of share option grants and share awards in each year and vary with three-year EPS and TSR performance respectively.

  •
  Our senior executives are required to hold shares in Diageo to participate fully in our share option and share award plans.

After careful consideration of a number of alternative approaches, the committee concluded that the variable remuneration elements, comprising annual bonus, conditional share awards and share options, remain appropriate to drive the business and remunerate its leaders over the medium to long term whilst ensuring alignment with shareholders' interests. A summary of the proposals is provided in the relevant sections of this report.

        We believe that the new plans are appropriate for Diageo and will continue to incentivise delivery of consistent performance in the future and we look forward to your support at our AGM on 15 October 2008.

Lord Hollick of Notting Hill

Senior non-executive director and chairman of the remuneration committee

Directors' remuneration report (continued)

What this report covers

This report to shareholders for the year ended 30 June 2008 covers:

  •
  the policy under which executive and non-executive directors are remunerated;

  •
  proposed changes to two long term incentive plans, subject to shareholder approval at the October 2008 AGM; and

  •
  tables of information showing details of the remuneration and share interests of all the directors.

The report was approved by the remuneration committee, which is a duly appointed and authorised committee of the board of directors, on 26 August 2008 and was signed on its behalf by Lord Hollick who is senior non-executive director and chairman of the remuneration committee. As required by the Companies Act 1985, a resolution to approve the directors' remuneration report will be proposed at the AGM and will be subject to an advisory shareholder vote.

        The board has followed and complied with the requirements of Schedule 7A to the Companies Act 1985 and section 1 of the Combined Code on Corporate Governance in preparing this report and in designing performance-related remuneration for senior executives. KPMG Audit Plc has audited the report to the extent required by the Regulations, being the sections headed 'Directors' remuneration for the year ended 30 June 2008', 'Long term incentive plans' and 'Executive directors' pension benefits'. In addition, the following sections form part of the audited financial statements: 'Share and other interests' and 'Key management personnel related party transactions'. Terms defined in this remuneration report are used solely herein.

The remuneration committee

The committee's principal responsibilities are:

  •
  making recommendations to the board on remuneration policy as applied to the executive directors and the executive committee;

  •
  setting, reviewing and approving individual remuneration arrangements for the chairman, executive directors and executive committee members including terms and conditions of employment;

  •
  determining arrangements in relation to termination of employment of each executive director and other designated senior executives; and

  •
  making recommendations to the board concerning the introduction of any new share incentive plans which require approval by shareholders.

The remuneration committee consists of Diageo's non-executive directors, all of whom are independent: LM Danon, Lord Hollick, Dr FB Humer (until 30 June 2008), M Lilja, PG Scott (from 17 October 2007), WS Shanahan, HT Stitzer, and PA Walker. JR Symonds resigned on 16 October 2007. Lord Hollick is chairman of the remuneration committee. The chairman of the board and the chief executive may, by invitation, attend remuneration committee meetings except when their own remuneration is discussed.

        The committee met five times during the year to consider, and approve, amongst other things:

  •
  the executive remuneration review and proposed new share plan arrangements;

Directors' remuneration report (continued)

  •
  the annual incentive plan, share based grants and vesting for executive directors and the executive committee;

  •
  proposed salary increases for the executive directors and executive committee; and

  •
  the directors' remuneration report for the year ended 30 June 2008.

Further information on meetings held and director attendance is disclosed in the corporate governance report. The remuneration committee's terms of reference are available at www.diageo.com and on request from the company secretary.

Advice

During the year ended 30 June 2008, Diageo's human resources director and director of performance and reward were invited by the remuneration committee to provide their views and advice. The remuneration committee appointed the following independent consultants:

  •
  Deloitte & Touche LLP – who provided advice on remuneration best practice and senior executive remuneration. Deloitte also provided a range of tax, accounting, consulting and risk management services during the year.

  •
  Kepler Associates – who reviewed and confirmed the TSR of Diageo and the peer group companies for the award under the February 2005 TSR plan (the performance cycle of which ended on 31 December 2007), and provided a monthly performance update on all outstanding performance cycles. They provided no other services to Diageo during the year.

Additional remuneration survey data published by Ernst & Young, Hewitt Associates, Towers Perrin and Monks (part of PricewaterhouseCoopers LLP), were presented to the committee during the year.

Remuneration philosophy

Diageo's remuneration philosophy for senior executives is based on a belief in:

  •
  performance-related compensation – it influences and supports performance and the creation of a high performing organisation;

  •
  rewarding sustainable performance – it is at the heart of Diageo's corporate strategy and is vital to meeting investors'goals;

  •
  measuring performance over three years – it aligns with the time cycle over which management decisions are reflected in the creation of value in this business;

  •
  providing a balanced mix of remuneration – base salary, benefits, short term cash incentives, longer term equity incentives and pension;

  •
  providing a competitive total remuneration opportunity – it helps Diageo compete for the best talent among companies with global operations and global consumers; and

  •
  simplicity and transparency.

Review of executive remuneration

During the year, the committee undertook a comprehensive review of remuneration arrangements as the existing SESOP is due to expire in October 2009 and the TSR plan expired in August 2008. As a result of the review, the company will be submitting two resolutions for shareholder approval for two

Directors' remuneration report (continued)

long term incentive plans to replace the existing SESOP and TSR plan at the company's October 2008 AGM.

        The proposed new plans are, in many respects, very similar to the existing arrangements. The committee also reaffirmed that EPS and TSR remain the most appropriate measures of Diageo's performance on the basis that they are the best combination of measures for driving optimum business performance that is aligned to shareholder interests. Targets, under both arrangements, will continue to provide a challenging level of performance expectation. Key features of the plans are detailed below and summarised in the policy table.

Proposed senior executive share option plan 2008 (SESOP)

The proposed SESOP will operate in a similar way to the existing plan with some key changes as follows:

  •
  The primary performance condition will be based on compound annual growth in adjusted EPS over a three-year period, with growth targets set by the company's remuneration committee for each grant.

  •
  Options will only vest when stretching EPS targets are achieved. Vesting is on a pro rata basis ranging from a threshold level of 30% to a maximum level of 100%.

  •
  The initial EPS growth targets for the options to vest in full is 10% per annum compound which is equivalent to 33% growth over a three-year period. The threshold when options start to vest is when EPS grows by an average of 6% compound per annum, equivalent to 19% over a three-year period.

  •
  The maximum annual grant under the plan will remain at 375% of salary and the remuneration committee will retain the discretion to grant awards in excess of the maximum limit in exceptional circumstances.

It is anticipated that the first grant of options under the proposed new SESOP will be made to executive directors following the AGM in October 2008.

Proposed performance share plan 2008 (PSP)

The proposed PSP will mirror the existing TSR plan to a significant degree, with the following key changes:

  •
  The primary performance condition will remain as relative TSR measured over a three-year period with a reduction in the peer group from 17 to 16 other companies reflecting the product and geographic mix of the company's business.

  •
  The existing vesting schedule will be simplified, by integrating the multiplier of 150%, so that the maximum vesting is 100% of award for position 1 or 2 and 25% of award for median performance as shown in the table below. Awards will be adjusted to reflect this change so that broadly the same payout, as a percentage of salary, is achieved under the new vesting schedule as for the current schedule.

  •
  The maximum annual award under the plan will remain at 375% of salary, but the remuneration committee will retain the discretion to grant awards in excess of the maximum limit in exceptional circumstances.

Directors' remuneration report (continued)

  •
  Notional dividends will accrue on awards and will be paid out in cash or shares and in accordance with the vesting schedule.

        The following table shows the proposed vesting schedule under the PSP and the percentage of the award that will normally be released at the end of the performance cycle:

Ranking in peer group	1-2	3	4	5	6	7	8	9	10+
% of award released	100	95	75	65	55	50	40	25	nil

It is anticipated that the first award of performance shares under the proposed new PSP will be made to executive directors following the AGM in October 2008.

Revised share ownership guidelines

As part of the review of remuneration, the committee reviewed the share ownership guidelines and increased these to further strengthen the alignment between the interests of executive directors and those of shareholders. From 1 January 2009, the existing share ownership guidelines will be increased to 300% of base salary for the chief executive and 250% for the chief financial officer and are at the upper quartile of Diageo's comparator group.

Summary of remuneration policy for executive directors

Remuneration	Purpose	Delivery	Policy
Base salary	• reflect the value of the individual and their role • reflect skills and experience	• cash • monthly • pensionable	• reviewed annually with changes usually taking effect from 1 October • benchmarked against the top 30 companies in the FTSE 100 excluding financial services businesses
Annual performance bonus	• incentivise year on year delivery of short term performance goals	• performance-related • cash • annual payment • non-pensionable
• entirely based on Diageo's overall financial performance
• at least 70% based on profit measures
• targets set by reference to annual operating plan
• up to 100% of salary can be earned for on target performance with a maximum of 200% of salary payable for outstanding performance

Directors' remuneration report (continued)

Remuneration	Purpose	Delivery	Policy
Share options (SESOP)	• incentivise three-year earnings growth above a minimum threshold • provide focus on increasing Diageo's share price over the medium to longer term	• share options with an exercise price set at the market value on date of grant
• value subject to meeting financial performance targets and the share price increasing above the grant value
• long term incentive
		• discretionary annual grant	• maximum annual grant of 375% of salary • EPS performance relative to RPI • exchange rate movements excluded from EPS performance • no re-test facility
For 2008 onwards:
• performance test based on absolute annual compound growth in adjusted EPS
• threshold vesting level of 30%, with pro rata vesting up to 100% maximum
• initial growth targets of 6%-10% per annum compound

Directors' remuneration report (continued)

Remuneration	Purpose	Delivery	Policy
Performance share awards (TSR plan)	• incentivise three-year total shareholder return relative to a selected peer group of companies • provide focus on delivering superior returns to shareholders	• shares • highly variable due to vesting schedule • long term incentive • discretionary annual award	• maximum annual initial award of 250% of salary
• TSR performance test against a peer group of companies
• none of the award vests for performance below median with a sliding scale applied to improvements in the ranking above median
• for outstanding performance, achieving first or second position, 150% of the initial award vests
For 2008 awards:
• simplified vesting schedule, with threshold vesting of 25% for median performance up to vesting of 100% for position 1 or 2
• adjustment to level of awards to reflect revised vesting schedule
• maximum annual award of 375% of salary
• notional dividends will accrue on awards

Directors' remuneration report (continued)

Remuneration	Purpose	Delivery	Policy
Pension	• provide competitive post-retirement compensation and benefits	• deferred income • payable on retirement in the form of a monthly pension with the option to take part as a lump sum	• accrual rate of 1/30 of annual base salary
• maximum pension is restricted to 2/3 of final remuneration minus retained benefits
• normal retirement age (NRA) is 62
• contributory
• subject to election, benefits in excess of the Lifetime Allowance (LTA) provided through unfunded nonregistered arrangement

In setting levels of reward, the remuneration committee has considered the total remuneration packages paid in the top 30 companies in the FTSE 100 by market capitalisation, excluding those in the financial services sector. The committee believes it is appropriate to position total remuneration between the median and upper quartile of this group, given the size and complexity of Diageo's business globally.

Fixed and variable remuneration

The balance between fixed and variable elements of remuneration changes with performance. The anticipated normal mix between fixed and variable remuneration for executive directors is that for £100 of remuneration earned, £32 will be fixed remuneration and £68 will be performance-related remuneration, excluding pensions and other benefits. This mix is illustrated in the pie chart below. In some years, the performance-related remuneration may be higher or lower depending on the performance of the business.

Directors' remuneration report (continued)

        The board of directors continues to set stretching performance targets for the business and its leaders. To achieve these stretching targets requires exceptional business management and strategic execution to deliver performance. This approach to target setting reflects the aspirational performance environment that Diageo wishes to create.

        The annual incentive plan aims to reward the delivery of short term performance goals with commensurate levels of remuneration. Long term incentive plans aim to reward long term sustained performance. Under both sets of plans, if the demanding targets are achieved, high levels of reward may be earned. All incentives are capped to ensure that inappropriate business risk taking is neither encouraged nor rewarded.

Base salary    The summary table on the previous page sets out the policy on base salary for the executive directors. Base salaries are generally set around the median of the relevant market for each role and take account of level of experience, performance and the external market. The committee also has regard to pay conditions throughout the company when deciding annual salary increases for executive directors.

        As at 30 June 2008 the annual salaries payable to the chief executive and the chief financial officer were £1,100,000 and £635,000 respectively. In the financial year ended 30 June 2008 the percentage increase in base salary of the chief executive and chief financial officer were 4.8% and 5.0% respectively.

Annual performance bonus    The annual bonus plan is designed to incentivise year on year delivery of short term performance goals that are determined by pre-set stretching targets and measures agreed by the remuneration committee with reference to the annual operating plan. The committee determines the level of performance achieved based on Diageo's overall financial performance at the financial year end. The business results for the year ended 30 June 2008 are described in the Business review.

        The targets for the last financial year were a combination of measures including profit before exceptional items and tax, net sales and free cash flow. The level of performance achieved resulted in an actual performance bonus paid equating to 108% of base salary. The actual bonus payments received by the executive directors are shown in the table 'Directors' remuneration for the year ended 30 June 2008'.

Long term incentive plans (LTIPs)

Current long term incentives comprise a combination of share options under the SESOP and performance share awards under the TSR plan. These awards are made on an annual basis with the level of award considered each year in light of individual and business performance. Awards made under both sets of plans are subject to performance conditions normally measured over a three-year period. The regular review of the performance measures and the vesting schedule used in each plan has ensured that the LTIPs continue to support the business objectives and are in line with current best practice. Subject to the adoption of the new share option plan and performance share plan by shareholders at the AGM in October 2008, no further awards will be made under the long term incentive plans described below.

Senior executive share option plan 1999 (SESOP)    Options granted under the SESOP cannot normally be exercised unless a performance condition is satisfied. The current performance condition is based on the increase in Diageo's adjusted EPS over a three-year period excluding the effect of movements in exchange rates. If the increase in this EPS measure is at least 15 percentage points greater than the increase in the RPI over the same period, then all the options can be exercised. If the increase in this

Directors' remuneration report (continued)

EPS measure is at least 12 percentage points greater than that of the RPI but less than 15 percentage points, half of the options can be exercised. Re-testing of the performance condition is not permitted on any options.

Total shareholder return plan 1998 (TSR plan)    Under this plan, at the discretion of the remuneration committee, participants are granted a conditional right to receive shares. All conditional rights awarded vest after a three-year period subject to achievement of two performance tests. The primary performance test is a comparison of Diageo's three-year TSR – the percentage growth in Diageo's share price (assuming all dividends and capital distributions are reinvested) – with the TSR of a peer group of international drinks and FMCG companies. TSR calculations are converted to a common currency (US dollars). The second performance test requires that there has been an underlying improvement in Diageo's three-year financial performance, typically measured by an adjusted EPS measure, for the committee to recommend the release of awards.

Performance cycles from 1 January 2005

Anheuser-Busch	Groupe Danone	Pernod Ricard
Brown-Forman	Heineken	Procter & Gamble
Cadbury plc	Heinz	SABMiller
Carlsberg	Inbev	Scottish & Newcastle(1)
Coca-Cola	Nestlé	Unilever
Colgate-Palmolive	PepsiCo

(1)
The peer group for the TSR plan was reviewed during the year due to the takeover of Scottish & Newcastle. As a result the committee carefully considered a number of alternatives and deemed neither L'Oreal (the existing reserve company for all cycles) nor any alternative to be comparable and concluded that three-year TSR performance for all outstanding awards (July 2005 onwards) would be measured on the basis of a reduced peer group of 16 companies. This decision ensured that the peer group against which relative TSR performance is measured accurately reflects the product and geographic mix of Diageo's business.

        The following table shows the percentage of the award that will normally be released at the end of the performance cycle:

	January 2005 – June 2008
Ranking in peer group	1-2	3	4	5	6	7	8	9	10+
% of award released	150	142	114	94	83	72	61	35	nil

For awards made before July 2005 the performance cycles began on 1 January each year. For awards made after July 2005 the performance cycle begins on 1 July each year.

Directors' remuneration report (continued)

TSR plan performance    The chart below illustrates Diageo's historical ranking against the peer group for each performance cycle since the plan was approved by shareholders in 1998. For performance below the median (position 10 +) no shares are released at the end of the performance cycle.

Notes

The timing of awards under the TSR plan was aligned with the financial year in 2004. To effect this transition, awards granted on 18 February 2005 were a one-off half size award with a performance cycle that began on 1 January 2005.

Long term incentive plans and change of control    In the event of a change of control and at the remuneration committee's discretion, outstanding TSR plan awards would be released and outstanding share options would become exercisable, based on the extent to which the relevant performance conditions had been met since the initial award or grant respectively.

Share ownership

Senior executives are currently required to hold shares in Diageo to participate fully in the share option and share award plans. This policy extends to the top 80 senior executives and reflects Diageo's belief that its most senior leaders should also be shareholders. Individuals have three years to build up their shareholding from their own resources. On 1 January 2008 the executive directors met the requirement by each holding company shares equivalent to at least 225% of their base salary. Shareholding guidelines for executive directors will be increased and, from 1 January 2009, the chief executive and chief financial officer will be required to hold company shares equivalent to 300% and 250% of their base salary respectively.

Eligibility for share plan participation    The senior executives are eligible to participate in the broad-based share and option plans Diageo operates for its employees. These are the tax approved share incentive plan and savings-related share option scheme in the United Kingdom.

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

        On death in service, a lump sum of four times pensionable salary would become payable, together with a spouse's pension of two-thirds of the executive director's prospective pension. Upon death after

Directors' remuneration report (continued)

retirement, a spouse's pension of two-thirds of the executive director's pension before commutation is payable.

        Employee contributions equal to 2% of base pay were introduced on 1 April 2006, increasing at 2% a year up to 6% of base pay by 1 April 2008.

        As a result of changes introduced by the Finance Act 2004 affecting the taxation of pensions from 6 April 2006, executive directors were offered the option of having benefits in excess of their personal lifetime allowance (LTA) provided by an unfunded non-registered arrangement. Both executive directors have opted to have part of their benefits provided from this unfunded arrangement. Total pension benefits remain subject to the HM Revenue and Customs limits that were in force on 5 April 2006.

Service contracts

The executive directors have rolling service contracts which provide for six months' notice by the director or 12 months' notice by the company and contain non-compete obligations. In the event of early termination by the company without cause, the agreements provide for a termination payment to be paid, equivalent to 12 months' base salary for the notice period and an equal amount in respect of all benefits. The remuneration committee may exercise its discretion to require half of the termination payment to be paid in monthly instalments and, upon the executive commencing new employment, to be subject to mitigation. If the board determines that the executive has failed to perform his duties competently, the remuneration committee may exercise its discretion to reduce the termination payment on the grounds of poor performance. PS Walsh's service contract with the company is dated 1 November 2005. NC Rose's service contract with the company is dated 14 February 2006.

External appointments

With the specific approval of the board in each case, executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

        During the year ended 30 June 2008, PS Walsh served as a non-executive director of Centrica plc and of FedEx Corporation and retained the fees paid to him for his services. The total amounts of such fees paid to him in the year ended 30 June 2008 were £60,000 and $97,000 respectively. In line with the FedEx Corporation policy for outside directors, PS Walsh is eligible to be granted share options. During the year ended 30 June 2008, he was granted 4,400 options at an option price of $103.35. PS Walsh did not exercise any FedEx options in the year ended 30 June 2008.

Chairman and non-executive directors – policy, terms, conditions and fees

Diageo's policy on chairman's and non-executive director fees is as follows:

  •
  The fees should be sufficient to attract, motivate and retain world-class talent.

  •
  Fee practice should be consistent with recognised best practice standards for such positions.

  •
  The chairman and non-executive directors should not participate in any of the company's incentive plans.

  •
  Part of the chairman's fees should be paid in Diageo shares.

  •
  Fees for non-executive directors should be within the limits set by the shareholders from time to time.

Directors' remuneration report (continued)

        The former chairman, Lord Blyth, had a letter of appointment for an initial five-year term from 1 July 2000 that was extended by the board to 30 June 2008. Lord Blyth has now stepped down as chairman and his successor, Dr Humer, commenced his appointment as chairman of the board on 1 July 2008. Dr Humer has a letter of appointment for an initial five-year term from 1 July 2008. It is terminable on six months' notice by either party or, if terminated by the company, by payment of six months' fees in lieu of notice. The annual fee payable to Dr Humer is £400,000; of this, a proportion will be used for the monthly purchase of Diageo ordinary shares.

        The chairman's fee is normally reviewed every two years and any changes would normally take effect from 1 January. Fees are reviewed in the light of market practice in large UK companies and anticipated workload, tasks and potential liabilities. As recommended by the Combined Code on Corporate Governance, any changes will be approved by the remuneration committee. In line with Diageo's policy, a proportion of the annual fee is paid in shares, which have to be retained until the chairman retires from the company or ceases to be a director for any other reason.

        All non-executive directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com

        The fees paid to the non-executive directors are normally reviewed every two years and any changes would normally take effect from 1 January. Fees are reviewed in the light of market practice in large UK companies and anticipated workload, tasks and potential liabilities. The last review of fees was effective from 1 January 2007 and the current annual non-executive director fees remain as:

Base fee	£70,000
Senior non-executive director	£20,000
Chairman of audit committee	£20,000
Chairman of remuneration committee	£10,000

In addition, an allowance of £3,000 is payable each time an overseas based non-executive director is required to travel to attend board and committee meetings to reflect the additional time commitment involved.

Directors' remuneration report (continued)

Directors' remuneration for the year ended 30 June 2008

	2008					2007
Emoluments	Base salary	Annual performance bonus	Share incentive plan	Other benefits(b)	Total	Total
	£000	£000	£000	£000	£000	£000
Chairman – fees
Lord Blyth(a) (retired 30 June 2008)	525	—	—	14	539	541
Executive directors
NC Rose	627	686	3	57	1,373	1,500
PS Walsh	1,087	1,188	3	39	2,317	2,607

	1,714	1,874	6	96	3,690	4,107

Non-executive directors – fees						—
LM Danon	85	—	—	1	86	81
Lord Hollick	100	—	—	1	101	96
Dr FB Humer	85	—	—	1	86	81
M Lilja	85	—	—	1	86	81
PG Scott (appointed 17 October 2007)	64	—	—	1	65	—
WS Shanahan	79	—	—	1	80	75
HT Stitzer	70	—	—	1	71	66
PA Walker	70	—	—	1	71	66
Former non-executive directors – fees
JR Symonds (resigned 16 October 2007)	30	—	—	—	30	86

	668	—	—	8	676	632

Total	2,907	1,874	6	118	4,905	5,280

Notes

(a)
£210,000 (2007 – £205,000) of Lord Blyth's remuneration in the year ended 30 June 2008 was used for the monthly purchase of Diageo ordinary shares, which were retained until he retired from the company.

(b)
Other benefits may include company car and driver, fuel, product allowance, financial counselling and medical insurance.

Directors' remuneration report (continued)

Long term incentive plans

Payment and gains for the year ended 30 June 2008

In the year the executive directors received payments and made gains under long term incentive plans as follows:

	2008			2007
	Executive share option exercises	February 2005 TSR award	Total	Total
	£000	£000	£000	£000
Executive directors
NC Rose	2,387	474	2,861	1,276
PS Walsh	1,692	1,050	2,742	3,693

Total	4,079	1,524	5,603	4,969

Directors' remuneration report (continued)

Directors' share options over ordinary shares

The following table shows, for the directors who held office during the year, the number of options held under all executive share option schemes and savings-related schemes. 'Exercisable' options are those that have vested and can be exercised in the option period; 'not exercisable' are those options where the minimum holding period has not been completed or the performance conditions have not yet been met. The 'option period' starts from the earliest month in which the options may be exercised and ends with the month in which the options lapse.

			30 June 2007	Granted	Exercised	Market price at exercise in pence	30 June 2008	Option price in pence	Option period
UK options
NC Rose
Exercisable			274,461		(274,461)	1110	—	649	Oct 07 – Oct 13
			278,465		(278,465)	1110	—	707	Oct 07 – Oct 14
Not exercisable	(a	)	262,269				262,269	815	Sep 08 – Sep 15
	(b	)	2,914				2,914	567	Dec 09 – May 10
			243,951				243,951	930	Sep 09 – Sep 16
				226,569			226,569	1051	Sep 10 – Sep 17

			1,062,060	226,569	(552,926)		735,703

PS Walsh
Exercisable			300,000		(69,513)	1082	—	687	Sep 04 – Sep 11
					(100,000)	1050	—	687	Sep 04 – Sep 11
					(130,487)	1040	—	687	Sep 04 – Sep 11
			370,553				370,553	759	Oct 05 – Oct 12
			30,487		(30,487)	1082	—	615	Mar 06 – Mar 13
			479,584		(100,000)	1100	379,584	649	Oct 07 – Oct 13
			493,281				493,281	707	Oct 07 – Oct 14
Not exercisable	(a	)	455,521				455,521	815	Sep 08 – Sep 15
	(b	)	2,465				2,465	653	Dec 10 – May 11
			423,387				423,387	930	Sep 09 – Sep 16
				392,483			392,483	1051	Sep 10 – Sep 17

			2,555,278	392,483	(430,487)		2,517,274

Notes

(a)
The performance condition in respect of this SESOP grant was measured after 30 June 2008. The growth in Diageo's EPS over the three years ended 30 June 2008 exceeded the performance condition (RPI plus 15 percentage points) and these options will become exercisable in full in September 2008. The effect of movements in exchange rates is excluded from the comparison of the group's EPS performance against the RPI under the SESOP for all current and future grants.

(b)
Options granted under the UK savings-related share option scheme.

        The mid-market price for ordinary shares at 30 June 2008 was 924 pence (2007 - 1037 pence; 11 August 2008 – 999 pence). The highest mid-market price during the year was 1122 pence and the lowest mid-market price was 911 pence.

Directors' remuneration report (continued)

Directors' interests in TSR plan awards

The following table shows the directors' interests in the TSR plan. Details of executive share options are shown separately below.

		Interests at 30 June 2007		Awards made during year		Awards released during year
	Date of award	Target award(a)	Maximum award(b)	Target award(a)	Maximum award(b)	Number(c)	Price in pence(d)	Interests at 30 June 2008(e)	Performance cycle(f)
NC Rose	18 Feb 05(g)	72,816	109,224			44,417	1068	—	Jan 05 – Dec 07
	02 Sep 05(h)	154,237	231,356					231,356	Jul 05 – Jun 08
	19 Sep 06	142,018	213,027					213,027	Jul 06 – Jun 09
	18 Sep 07(i)			127,895	191,843			191,843	Jul 07 – Jun 10
		369,071	553,607	127,895	191,843	44,417		636,226
PS Walsh	18 Feb 05(g)	161,234	241,851			98,352	1068	—	Jan 05 – Dec 07
	02 Sep 05(h)	334,858	502,287					502,287	Jul 05 – Jun 08
	19 Sep 06	308,098	462,147					462,147	Jul 06 – Jun 09
	18 Sep 07(i)			276,938	415,407			415,407	Jul 07 – Jun 10
		804,190	1,206,285	276,938	415,407	98,352		1,379,841

Notes

(a)
This is the number of shares initially awarded. Of this number of shares initially awarded, 35% would be released for achieving position nine in the peer group. No shares would be released for achievement of position 10 or below.

(b)
This number reflects the maximum number of shares which could be awarded, being 150% of the number of shares initially awarded; the entire amount of these shares would only be released for achieving position one or two in the peer group.

(c)
The three-year performance cycle for the February 2005 TSR award ended on 31 December 2007. The number of shares released was 61% of the initial award. This was based on a relative TSR ranking of position eight in the peer group at the end of the performance cycle. Kepler Associates independently verified the 3-year TSR of Diageo and ranking. The remuneration committee reviewed Diageo's EPS growth over the performance cycle and confirmed that it exceeded the growth in the RPI over the same period and determined that this represented an underlying improvement in financial performance that permitted the release of the awards.

(d)
The price on 15 February 2008, the release date. The market price was 752 pence when the award was made on 18 February 2005.

(e)
The directors' interests at 11 August 2008 were the same as at 30 June 2008.

(f)
The remuneration committee will normally approve the release of awards in the August following the end of the relevant performance cycle.

(g)
The timing of awards under the TSR plan was aligned with the financial year in 2004. To effect this transition, awards granted on 18 February 2005 were a one-off half size award with a performance cycle that began on 1 January 2005.

(h)
The three-year performance cycle for the September 2005 TSR award ended on 30 June 2008. The number of shares that will be released in September is 35% of the initial award. This was based on a relative TSR ranking of position nine in the peer group at the end of the performance cycle. Kepler Associates independently verified the TSR increase and ranking. The remuneration committee reviewed and confirmed Diageo's EPS growth over the performance cycle exceeded the growth in the UK Retail Prices Index (RPI) over the same period and determined this represented an underlying improvement in financial performance that permitted the release of the awards in September 2008.

(i)
The market price on 18 September 2007, the award date, was 1070 pence.

Directors' remuneration report (continued)

Executive directors' pension benefits

Details of the accrued pension to which each director is entitled had they left service on 30 June 2008 and the transfer value of those accrued pensions are shown in the following table. The accrued pensions shown represent the annual pension to which each executive director would be entitled at NRA. The transfer value is broadly the cost to Diageo if it had to provide the equivalent pension benefit. The transfer values shown in the following table have been calculated in accordance with the Guidance Note published by the Institute and Faculty of Actuaries (GN11).

	Age at 30 June 2008	Pensionable service at 30 June 2007	Accrued pension at 30 June 2007	Additional pension accrued in the year(a)	Accrued pension at 30 June 2008(a)(b)	Transfer value at 30 June 2007	Change in transfer value during the year(c)	Transfer value at 30 June 2008(c)
	Years	Years	£000 pa	£000 pa	£000 pa	£000	£000	£000
NC Rose	50	16	292	36	328	3,634	717	4,351
PS Walsh	53	26	490	65	555	6,901	1,360	8,261

Notes

(a)
Of the additional pension accrued in the year, the changes attributable to factors other than inflation were an increase of £25,000 pa for NC Rose and £46,000 pa for PS Walsh.

(b)
Part of the pension for both NC Rose and PS Walsh is provided from the unfunded non-registered arrangement. As at 30 June 2008, the percentage of pension provided from this arrangement for NC Rose was 75% (2007 – 72%) and for PS Walsh 15% (2007 – 9%).

(c)
The changes in the transfer values during the year attributable to an additional year's service was an increase of £273,000 for NC Rose and £533,000 for PS Walsh and for salary increases received during the year, an increase of £201,000 for NC Rose and £419,000 for PS Walsh. The remainder of the change in the transfer values is mainly attributable to changes in market conditions, in particular, interest earned on the transfer value and changes in index-linked gilt markets over the year.

(d)
During the year, NC Rose made pension contributions of £28,275 (2007 – £14,950) and PS Walsh made pension contributions of £49,000 (2007 – £25,950).

Directors' remuneration report (continued)

Share and other interests

The beneficial interests of the directors in office at 30 June 2008 in the ordinary shares of the company are shown in the table below.

	Ordinary shares
	11 August 2008	30 June 2008	30 June 2007 or appointment
Chairman
Lord Blyth (retired 30 June 2008)	—	161,137	144,549
Executive directors
NC Rose	403,556	403,517	360,488
PS Walsh	683,373	683,334	637,833
Non-executive directors
LM Danon	2,000	2,000	2,000
Lord Hollick	5,000	5,000	5,000
Dr FB Humer	4,301	3,500	3,500
M Lilja	4,532	4,532	4,532
PG Scott (appointed 17 October 2007)	5,000	5,000	—
WS Shanahan	29,155	29,155	25,155
HT Stitzer	5,566	5,355	4,211
PA Walker	44,250	44,250	44,250

Total	1,186,733	1,346,780	1,231,518

Notes

JR Symonds (resigned 16 October 2007) held 5,159 shares at 30 June 2007.

At 30 June 2008, there were 3,262,709 shares (30 June 2007 – 5,107,079; 11 August 2008 – 3,776,462) held by trusts to satisfy grants made under Diageo incentive plans and savings-related share option schemes, and 109,834 shares and 352,275 shares subject to call options (30 June 2007 – 109,834 and 352,275; 11 August 2008 – 109,834 and 352,275) held by a trust to satisfy grants made under ex-GrandMet incentive plans. NC Rose and PS Walsh are among the potential beneficiaries of these trusts and are deemed to have an interest in all these shares and shares subject to call options.

Directors' remuneration report (continued)

Performance graph

The graph below shows the total shareholder return for Diageo and the FTSE 100 Index since 30 June 2003. The FTSE 100 Index reflects the 100 largest UK quoted companies by market capitalisation and has been chosen because it is a widely recognised performance benchmark for large UK companies.

Additional information

Emoluments and share interests of senior management    The total emoluments for the year ended 30 June 2008 of the executive directors, the executive committee members and the company secretary (together, the senior management) of Diageo comprising base salary, annual performance bonus, share incentive plan and other benefits were £12,079,987. The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £17,301,530. In addition, they were granted 1,467,194 options during the year at a weighted average share price of 1052 pence, exercisable by 2017. They were also initially awarded 926,336 shares under the TSR plan in September 2007, which will vest in three years subject to the performance tests described above.

        At 11 August 2008, the senior management had an aggregate beneficial interest in 2,345,177 ordinary shares in the company and in the following options over ordinary shares in the company:

	Number	Weighted average exercise price in pence	Option period
Options over ordinary shares
NC Rose	735,703	925	Sep 08 – Sep 17
PS Walsh	2,517,274	817	Oct 05 – Sep 17
Other members of the executive committee and company secretary	4,355,551	856	Sep 03 – Sep 17

	7,608,528

Key management personnel related party transactions    Key management personnel of the group comprises the executive and non-executive directors, the members of the executive committee and the company secretary. As previously disclosed, Lord Hollick, PS Walsh, NC Rose and G Williams have

Directors' remuneration report (continued)

informed the company that they have purchased seasonal developments at Gleneagles from a subsidiary of the company, Gleneagles Resort Developments Limited. The transactions were priced on the same basis as all the external seasonal development transactions and were at arm's length. The value of the transactions at the date of purchase is as follows: Lord Hollick – £25,000, PS Walsh – £43,000, NC Rose – £11,600 and G Williams – £19,400. Each director continued to hold these seasonal developments at 30 June 2008.

        Diageo plc has granted rolling indemnities to the directors and the company secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as directors or company secretary (as applicable), of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2008.

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

Corporate governance report

Corporate governance

Diageo's board and executive committee are committed to achieving the highest standards of corporate governance, corporate responsibility and risk management in directing and controlling the business. The principal corporate governance rules applying to UK companies listed on the London Stock Exchange are contained in the Combined Code on Corporate Governance adopted by the Financial Reporting Council in July 2003, as amended in June 2006 and June 2008 (the Code). The company has complied with the provisions set out in section 1 of the Code throughout the year.

        As well as being subject to UK legislation and practice, Diageo, as a company listed on the NYSE, is subject to the listing requirements of the NYSE and the rules of the SEC. Compliance with the provisions of the US Sarbanes-Oxley Act of 2002 (SOX), as it applies to foreign issuers, is continually monitored. Whilst the directors believe that the group's corporate governance policies are robust, changes have been and will continue to be made to ensure compliance with the rules that are in place at any point of time. Diageo follows UK corporate governance practice; differences from the NYSE corporate governance standards are summarised on the company's website at www.diageo.com.

        The way in which the Code's principles of good governance and relevant provisions of SOX are applied is described within this corporate governance report.

Board of directors

During the year to 30 June 2008, Diageo's board consisted of its chairman, Lord Blyth, chief executive, chief financial officer and eight non-executive directors. Their biographies are set out in the 'Directors and senior management' section of this Annual Report. On 30 June 2008, Lord Blyth retired as chairman and as a director and was succeeded as chairman by Dr FB Humer.

        There is a clear separation of the roles of the chairman and the chief executive. The chairman is responsible for the running of the board and for ensuring all directors are fully informed of matters sufficient to make informed judgements. As chief executive, PS Walsh has responsibility for implementing the strategy agreed by the board and for managing the group. He is supported in this role by the executive committee.

        The principal commitments of Lord Blyth outside Diageo were as a non-executive director of Anixter Inc. and a senior adviser to Greenhill & Co, Inc. These commitments did not change during the year. Dr Humer's principal commitments outside Diageo are as chairman of F. Hoffmann-La Roche Limited in Switzerland, as a non-executive director of Allianz Versicherungs AG in Germany and as a board member of Chugai in Japan.

        The board considers that it is beneficial for the executive directors to hold an external directorship to broaden their experience and normally this would be limited to one company. The chief executive, PS Walsh, holds a UK non-executive directorship in Centrica plc and a US non-executive directorship in FedEx Corporation. The board considers that, given the importance of the United States to the company's business, the FedEx directorship is of benefit to Mr Walsh in terms of market awareness, US business practices and networking and that the time commitment is not onerous as the meetings can be combined with other business trips to the United States. The chief financial officer, NC Rose, does not currently have an external directorship.

        The senior non-executive director is Lord Hollick. The non-executive directors, all of whom the board has determined are independent, are experienced and influential individuals from a range of industries and countries. Their mix of skills and business experience is a major contribution to the

Corporate governance report (continued)

proper functioning of the board and its committees, ensuring that matters are fully debated and that no individual or group dominates the board's decision-making processes.

        Through the nomination committee, the board ensures that plans are in place for the succession of the executive and non-executive directors.

        A summary of the terms and conditions of appointment of the non-executive directors is available on www.diageo.com or on request from the company secretary.

        It is the responsibility of the chairman and the company secretary to work closely together in planning the annual programme and agendas for meetings. During the year, six scheduled board meetings were held, five in the United Kingdom and one in the United States. In addition a joint annual strategy conference was held off-site with the full executive committee for two days, at which the group's strategy was reviewed in depth.

        The meetings were fully attended, except that WS Shanahan and PA Walker were unable to attend one meeting and Lord Hollick was unable to attend two meetings. When directors are unable to attend a meeting, they are advised of the matters to be discussed and given an opportunity to make their views known to the chairman prior to the meeting.

        Other than PA Walker, all directors then in office attended the AGM in October 2007.

        The board manages overall control of the company's affairs with reference to the formal schedule of matters reserved to the board for decision. The schedule is reviewed annually and was last revised in September 2004. The review in December 2007 concluded that no revision was necessary.

        The board makes decisions and reviews and approves key policies and decisions of the company, in particular in relation to: group strategy and operating plans; corporate governance; compliance with laws, regulations and the company's code of business conduct; business development, including major investments and disposals; financing and treasury; appointment or removal of directors and the company secretary; risk management; financial reporting and audit; corporate citizenship, ethics and the environment; and pensions.

        All directors are equally accountable for the proper stewardship of the company's affairs.

        The non-executive directors have a particular responsibility for ensuring that the business strategies proposed are fully discussed and critically reviewed. This enables the directors to act in the best long term interests of shareholders, whilst having regard to the interests of employees, the fostering of business relationships with customers, suppliers and others, and the impact of the company's operations on the communities in which the business operates and the environment.

        The non-executive directors also oversee the operational performance of the whole group. To do this they have full and timely access to all relevant information, with updates also provided on governance and regulatory matters affecting the company. In addition, executive committee members and other senior executives are invited, as appropriate, to board and strategy meetings to make presentations on their areas of responsibility. Non-executive directors are also invited to attend the executive committee members' senior leadership meetings to gain further insight into different aspects of the business.

        There is a formal induction programme for new directors; they meet with the executive committee members individually and receive orientation training from the relevant senior executive in relation to the group and its business, for example in relation to its assurance processes, environmental policies and corporate responsibility policies and practices.

Corporate governance report (continued)

        All directors are provided with the opportunity, and encouraged to go, for training to ensure they are kept up to date on relevant new legislation and best practice and changing commercial and other risks. Typical training experience for all directors includes attendance at seminars, forums, conferences and working groups and during the year also included training from the company's legal advisers on the key provisions of the Companies Act 2006.

        In order to fulfil their duties, procedures are in place for directors to seek both independent advice and the advice and services of the company secretary who is responsible for advising the board, through the chairman, on all governance matters.

        During the year, the board undertook a formal evaluation of its own performance and the board committees assessed their respective roles, performance and terms of reference and reported accordingly to the board. The board assessed the reviews of each committee. An internally produced questionnaire was used for the performance evaluation process. The board questionnaire included the areas of board responsibility; the structure/composition of the board and its committees and the performance of the committees; the quantity, quality and scope of information provided to the board; the content of board meetings and presentations to meetings; and the openness of communications between the board members and executive management. The board members concluded that appropriate actions had been identified to address areas that could be improved and that, overall, the board and its committees continued to operate effectively.

        Each director's performance was evaluated by the chairman based on input from all other directors. An internally produced questionnaire was completed and returned to the chairman, who then met privately with each director to review their performance. The chairman's performance was evaluated by the directors, using an internally produced questionnaire which was completed and returned to the senior non-executive director, who discussed the feedback in a meeting with the non-executive directors and then privately with the chairman. A report on the individual performance evaluation process was given to the nomination committee, which is done on an annual basis. Following the performance evaluation of individual directors, the chairman has confirmed that the non-executive directors standing for re-election at this year's AGM continue to perform effectively and demonstrate commitment to their roles. It is the board's intention to continue to review annually its performance and that of its committees and individual directors. A decision is taken each year on the performance evaluation process to be used and, in respect of the coming year's evaluation process, the board has concluded that it will be seeking to engage an external facilitator.

        The non-executive directors meet independently without the chairman present, and also meet with the chairman independently of management, on a regular basis.

        The non-executive directors fulfil a key role in corporate accountability. The remits and membership of the remuneration, the audit and the nomination committees of the board are set out below. The company secretary acts as secretary to all of these committees. The terms of reference of the committees are available on the company's website at www.diageo.com.

Audit committee    The audit committee is chaired by PG Scott and consists of all the independent non-executive directors (the names and qualifications of whom are set out in the 'Directors and senior management' section of this Annual Report). Dr Humer ceased to be a member of the audit committee when he became chairman of the board but is normally invited to attend meetings of the audit committee. In addition, the chief financial officer, the group controller, the head of global audit

Corporate governance report (continued)

and risk, the director of technical accounting and the external auditor are normally invited to attend meetings. The audit committee is responsible for monitoring and reviewing:

  •
  the integrity of the financial statements, including a review of the significant financial reporting judgements contained in them;

  •
  the effectiveness of the group's internal control and risk management and of control over financial reporting;

  •
  the effectiveness of the global audit and risk function, including the programme of work undertaken by that function;

  •
  the group's policies and practices concerning business conduct and ethics, including whistleblowing;

  •
  the group's overall approach to securing compliance with laws, regulations and company policies in areas of risk; and

  •
  the company's relationship with the external auditor, including its independence and management's response to any major external audit recommendations.

For the purposes of the Code and the relevant rule under the US Securities Exchange Act, the board has determined that PG Scott is independent and may be regarded as an audit committee financial expert.

        The audit committee met six times during the year and reported its conclusions to the full board. The meetings were fully attended, except that WS Shanahan was unable to attend one meeting and Lord Hollick was unable to attend two meetings. The audit committee met privately with the external auditor and with the head of global audit and risk as appropriate.

        During the year, the audit committee formally reviewed the annual reports and associated preliminary year-end results announcements, focusing on key areas of judgement and complexity, critical accounting policies and any changes required in these areas or policies. In addition the audit committee also reviewed the interim results announcement and the company's interim management statements. The audit committee also reviewed the work of the filings assurance committee described below and external audit findings and was updated on litigation risks by the group's general counsel.

        The audit committee received detailed presentations from certain senior executives on the management of key risk and control issues in their respective business areas, and reviewed the effectiveness and findings from the internal control and risk management processes described below, including review of risk mitigation plans for critical risks (the oversight of Diageo's primary risks is allocated between the audit committee, board and executive committee). During the year, the audit committee received regular reporting in respect of management's self-assessment process over the group's internal controls. The audit committee also reviewed reporting in respect of the compliance programme and the work of the audit and risk committee described below. The audit committee had available to it the resources of the global audit and risk function, the activities of which are described below.

        The board's statement on its review of the effectiveness of the company's systems of internal control and risk management, and management's separate report on the group's internal control over financial reporting are included below.

Corporate governance report (continued)

        The audit committee carried out an annual self-assessment in December 2007 to review its effectiveness and at the same time reviewed and confirmed to the board that no revisions to its terms of reference were recommended.

        During the year, the audit committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim announcement and its audit of the annual financial statements. As noted above, the audit committee also met privately with the external auditor. The audit committee assessed the ongoing effectiveness of the external auditor and audit process on the basis of meetings and a questionnaire-based internal review with finance, audit and risk staff and other senior executives. In reviewing the independence of the external auditor, the audit committee considered a number of factors. These include: the standing, experience and tenure of the external audit director; the nature and level of services provided by the external auditor; and confirmation from the external auditor that it has complied with relevant UK and US independence standards.

        The group has a policy on the use of the external auditor for non-audit services, which is reviewed annually, most recently in June 2008. Under this policy the provision of any service must be approved by the audit committee, unless the proposed service is both expected to cost less than £250,000 and also falls within one of a number of service categories which the audit committee has pre-approved. These pre-approved service categories may be summarised as follows:

  •
  accounting advice, employee benefit plan audits, and audit or other attestation services, not otherwise prohibited;

  •
  due diligence and other support in respect of acquisitions, disposals, training and other business initiatives; and

  •
  certain specified tax services, including tax compliance, tax planning and related implementation advice in relation to acquisitions, disposals and other reorganisations.

Nomination committee    Chaired by Lord Blyth during the year and, with effect from 1 July 2008, by Dr Humer, this committee comprises all the independent non-executive directors. The nomination committee is responsible for keeping under review the composition of the board and succession to it, and succession planning for senior management positions. It makes recommendations to the board concerning appointments to the board, whether of executive or non-executive directors, having regard to the balance and structure of the board and the required blend of skills and experience. The nomination committee also makes recommendations to the board concerning the re-appointment of any non-executive director at the conclusion of his or her specified term and the re-election of any director by shareholders under the retirement provisions of the company's articles of association. No director is involved in determining his or her own re-appointment or re-election.

        Any new directors are appointed by the board and, in accordance with the company's articles of association, they must be elected at the next AGM to continue in office. They must retire, and may stand for re-election by the shareholders, at least every three years.

        The nomination committee met four times during the year. The meetings were fully attended, except that Lord Hollick, WS Shanahan and PG Scott were each unable to attend one meeting. The nomination committee reviewed its own effectiveness through a self-assessment in December 2007 and at the same time reviewed and confirmed to the board that no revisions to its terms of reference were recommended.

Corporate governance report (continued)

        The principal activities of the nomination committee during the year were the review of individual performance; a review of the executive committee structure, membership and succession planning for it; and the consideration of potential non-executive directors.

Remuneration committee    This committee is chaired by Lord Hollick and comprises all the independent non-executive directors. Dr Humer ceased to be a member of the remuneration committee when he became chairman of the board. The role of the remuneration committee and details of how the company applies the principles of the Code in respect of directors' remuneration are set out above in the directors' remuneration report.

        The chairman and the chief executive may, by invitation, attend remuneration committee meetings, except when their own remuneration is discussed. No director is involved in determining his or her own remuneration.

        The remuneration committee held five meetings during the year. The meetings were fully attended, except that Lord Hollick, WS Shanahan and PG Scott were each unable to attend one meeting. On the occasion that Lord Hollick was unable to attend, Dr Humer chaired the meeting. The remuneration committee reviewed its own effectiveness through a self-assessment in December 2007 and at the same time reviewed and confirmed to the board that no revisions to its terms of reference were recommended.

Executive direction and control

The executive committee, appointed and chaired by the chief executive, consists of the individuals responsible for the key components of the business: North America, Europe, International and Asia Pacific markets, global supply and global functions. It met six times during the year, including an off-site executive strategy meeting and the joint annual strategy conference with the board, and spent most of its time discussing strategy, people, performance (including brands) and governance. One of the meetings was held in Germany, one in India and the remainder in the United Kingdom. In addition, scheduled interim update meetings were held by teleconference throughout the year. Responsibility and authority (within the financial limits set by the board) are delegated by the chief executive to individual members of the executive committee who are accountable to him for the performance of their business units.

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

Audit and risk committee    Chaired by the chief executive and responsible for overseeing the approach to securing effective internal control and risk management in the group; reviewing and challenging the adequacy of the group's sources of assurance over the management of key risks; reviewing the effectiveness of the group's compliance programme; and reporting periodically on the above to the audit committee or to the board.

Corporate governance report (continued)

        In addition, the audit and risk committee is responsible for promoting the culture and processes that support effective compliance with the group's codes of conduct, business guidelines and marketing practices throughout the business and supports the audit committee, board and executive committee in satisfying its corporate governance responsibilities relating to internal control and risk management within the group.

Corporate citizenship committee    Chaired by the chief executive and responsible for making decisions or, where appropriate, recommendations to the board or executive committee, concerning corporate citizenship strategy, policies and issues. This includes such matters as: corporate citizenship performance, measurement and reporting; community affairs; environmental matters; and other emerging corporate citizenship issues. Progress in these areas is reported periodically to the board and publicly through a separate corporate citizenship report, which is subject to external assurance. That report and the group's social, ethical and environmental policies are published on the Diageo website. A copy of the corporate citizenship report is available on request.

        Two executive working groups – one on alcohol and responsibility and a new working group on environmental performance – assist the committee with its work on specific issues. They bring together the key executives from the business and functional representatives involved in developing and achieving Diageo's commitments in these key areas.

Finance committee    Chaired by the chief financial officer and including the chief executive, this committee is responsible for making recommendations to the board on funding strategy, capital structure and management of financial risks and the policies and control procedures (including financial issues relating to treasury and taxation) required to implement the company's financial strategy and financial risk management policies. In certain specific circumstances, the board has delegated authority to the finance committee to make decisions in these areas. Treasury activity is managed centrally within tightly defined dealing authorities and procedures recommended by the finance committee and approved by the board.

Filings assurance committee    Chaired by the chief financial officer and including the chief executive, this committee is responsible for implementing and monitoring the processes which are designed to ensure that the company complies with relevant UK, US and other regulatory reporting and filing provisions, including those imposed by SOX or deriving from it.

        As at the end of the period covered by this report, the filings assurance committee, with the participation of the chief executive and chief financial officer, carried out an evaluation of the effectiveness of the design and operation of Diageo's disclosure controls and procedures. These are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the US Securities Exchange Act is recorded, processed, summarised and reported within specified time periods. As of the date of the evaluation, the chief executive and the chief financial officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is accumulated and communicated to our management, including the company's principal executive and principal financial officer, as appropriate, to allow timely decisions regarding disclosure.

Internal control and risk management

The group's aim is to manage risk and to control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or

Corporate governance report (continued)

reduce risks that can cause loss, reputational damage or business failure; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the financial statements were approved and accords with the guidance issued by the Financial Reporting Council in October 2005, 'Internal Control: Revised Guidance for Directors on the Combined Code', also known as the Turnbull guidance (as amended by the Flint Review).

        All significant business units, groups of business units and the executive committee are required to maintain a process to ensure key risks are identified, evaluated and managed appropriately. This process is also applied to major business decisions or initiatives, such as systems implementations. Additional risk management activity is focused directly towards operational risks within the business, including health and safety, product quality and environmental risk management.

        Business unit risk assessments, and the activities planned to manage those risks, are reviewed by relevant executives, for example at periodic business reviews. The executive committee risk assessment, and selected key risk assessments, are reviewed by the audit and risk committee and by the audit committee. In addition, business units are required to self-assess the effectiveness of the design of their internal control framework. Relevant executives review the results of these self-assessments and summary reporting is provided to the audit and risk committee and audit committee. Processes are in place to ensure appropriate action is taken, where necessary, to remedy any deficiencies identified through the group's internal control and risk management processes. Specific processes are also in place to ensure management maintain adequate internal control over financial reporting, as separately reported on below. There have been no changes to the group's internal control over financial reporting during the current year that have materially affected, or are reasonably likely to materially affect, the group's internal control over financial reporting.

        The audit and risk committee and the audit committee gain assurance in relation to the effectiveness of internal control and risk management from: summary information in relation to the management of identified risks; detailed review of the effectiveness of management of selected key risks; results of management's self-assessment process over internal controls; and the independent work of the global audit and risk function. The global audit and risk function ensures that the audit committee, board and executive committee have adequate visibility and understanding of the group's key risks and risk management capability; oversees the group's compliance programme; and provides assurance over the quality of the group's internal control and management of key risks in line with a plan agreed by the audit committee.

        The above risk management processes and systems of internal control, together with the filings assurance processes, are designed to manage, rather than eliminate, the risk of failure to achieve the group's strategic objectives. It should be recognised that such systems can only provide reasonable, not absolute, assurance against material misstatement or loss.

        The board acknowledges that it is responsible for the company's systems of internal control and risk management and for reviewing their effectiveness. The board confirms that, through the audit committee, it has reviewed their effectiveness, based on the procedures described above, during the period.

Corporate governance report (continued)

Compliance programme

Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. The board has a well established compliance programme to support achievement of this commitment. The code of business conduct sets out Diageo's expectations of Diageo businesses and employees in relation to issues such as conflicts of interest, entertainment and gifts, confidentiality and improper payments, as well as providing the standards against which these expectations are to be met. The Diageo marketing code establishes the principles that Diageo follows in relation to advertising and promotion of its products.

        In addition, in accordance with the requirements of SOX (and related SEC rules), Diageo has adopted a code of ethics covering Diageo's chief executive, chief financial officer, regional presidents and other identifiable persons in the group, including those performing senior accounting and controller functions. No amendments to, or waivers in respect of, the code of ethics were made during the year. The full texts of the code of conduct, marketing code and other codes that comprise the compliance programme are available on the company's website at www.diageo.com.

        Compliance programme guidelines specify the manner in which any potential violations of these codes should be dealt with, including line manager reporting and an independent 'SpeakUp Helpline'. The latter is operated independently and reports to the secretary of the audit committee, head of group security and the global compliance and ethics director for escalation to the audit committee as required. There is an annual certification requirement for all senior employees to confirm compliance with the code of business conduct or to identify areas of possible non-compliance to the head of global audit and risk. Training and education (including 'e-learning') activities are also undertaken. Both the audit and risk committee and the audit committee review the operation of the compliance programme.

Relations with shareholders

The company values its dialogue with both institutional and private investors. The board's primary contact with institutional shareholders is through the chief executive and chief financial officer.

        The chief executive and chief financial officer are supported by the investor relations department, who are in regular contact with institutional shareholders and sell-side analysts. Coverage of the company by sell-side analysts is circulated to the board. The board also ensures that all directors develop an understanding of the views of major institutional shareholders through an independent survey of shareholder opinion which is conducted and reviewed annually. In addition, major shareholders are invited to raise any company matters of interest to them at an annual meeting with the chairman and senior non-executive director. The chief executive and chief financial officer are normally also present and available to take questions and the chairman reports on the meeting to the board.

        Investor seminars and analyst presentations, including those following the announcement of interim results and preliminary year end results, are webcast and other presentations made to institutional investors are available on the company's website.

        For the year ended 30 June 2008, Diageo produced a short-form summary review and a full Annual Report, which are available to all shareholders on its website, by election or on request. As an alternative to receiving shareholder documents through the post, shareholders may elect to receive email notification that the documents are available to be accessed on the company's website. Shareholders can also choose to receive email notification when new company information is published

Corporate governance report (continued)

on www.diageo.com. The website also provides private shareholders with the facility to check their shareholdings online and to send any questions they may have to the company.

        Private shareholders are invited to write to the chairman or any other director and express their views on any issues of concern at any time and the AGM provides an opportunity for private shareholders to put their questions in person. The company also holds an annual presentation to the UK Shareholders' Association.

        The chairmen of the audit, nomination and remuneration committees are normally available at the AGM to take any relevant questions and all other directors attend, unless illness or another pressing commitment precludes them from doing so.

        At general meetings, a schedule of the proxy votes cast is made available to all shareholders and is published on www.diageo.com. The company proposes a separate resolution on each substantially separate issue and does not bundle resolutions together inappropriately. Resolutions on the receipt of the reports and accounts and the approval of the directors' remuneration report are put to shareholders at the AGM.

Charitable and political donations

During the year, total charitable donations made by the group were £23.9 million (2007 – £20.7 million). UK group companies made donations of £10.7 million (2007 – £10.6 million) to charitable organisations including £1.0 million (2007 – £0.5 million) to the Diageo Foundation and £7.1 million (2007 – £6.8 million) to the Thalidomide Trust. In the rest of the world, group companies made charitable donations of £13.2 million (2007 – £10.1 million).

        The group has not given any money for political purposes in the United Kingdom. The group made no donations to EU political organisations and incurred no EU political expenditure during the year. The group made contributions to non-EU political parties totalling £0.3 million during the year (2007 – £0.4 million). These were all made in the United States, where it is common practice for major companies to make political contributions. No particular party or political persuasion was supported and contributions were made to federal and state candidates and committees with the aim of promoting a better understanding of the group and its views on commercial matters, as well as a generally improved business environment.

Supplier payment policies and performance

Given the international nature of the group's operations, there is no group standard in respect of payments to suppliers. Operating companies are responsible for agreeing terms and conditions for their business transactions when orders for goods and services are placed, so that suppliers are aware of the terms of payment and including the relevant terms in contracts where appropriate. These arrangements are adhered to when making payments, subject to the terms and conditions being met by the supplier. Creditor days have not been calculated, as Diageo plc had no material trade creditors at 30 June 2008. The company's invoices for goods and services are settled by subsidiaries acting on behalf of the company.

Going concern

The directors confirm that, after making appropriate enquiries, they have reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

Corporate governance report (continued)

Management's report on internal control over financial reporting

Management, under the supervision of the chief executive and chief financial officer, is responsible for establishing and maintaining adequate control over the group's financial reporting. The company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that: in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary; permit the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed and adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB); provide reasonable assurance that receipts and expenditures are made only in accordance with authorisation of management and the directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

        Management has assessed the effectiveness of Diageo's internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the US Securities Exchange Act) based on the framework in 'Internal Control – Integrated Framework', issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as at 30 June 2008, internal control over financial reporting was effective.

        Any internal control framework, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.

        During the period covered by this report, there were no changes in the company's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

        KPMG Audit plc, an independent registered public accounting firm, who also audit the group's consolidated financial statements, has audited the effectiveness of the group's internal control over financial reporting, and has issued an unqualified report thereon, which is included on pages 188 and 189 of this document.

Directors' responsibilities for the financial statements

The directors are responsible for preparing the Annual Report and information filed with the SEC on Form 20-F and the group and parent company financial statements in accordance with applicable law and regulations.

        Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law they are required to prepare the group financial statements in accordance with IFRS as endorsed and adopted for use by the EU and applicable law. The directors have taken responsibility to prepare the group financial statements also in accordance with IFRS as issued by the IASB. The directors have also presented certain additional information required by the SEC for the purposes of the company's Form 20-F.

        The group financial statements are required by law and IFRS to present fairly the financial position and the performance of the group; the Companies Act 1985 provides in relation to such

Corporate governance report (continued)

financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

        In preparing the group financial statements, the directors are required to:

  •
  select suitable accounting policies and then apply them consistently;

  •
  make judgements and estimates that are reasonable and prudent;

  •
  for the group financial statements, state whether they have been prepared in accordance with IFRS as endorsed and adopted for use by the EU; and

  •
  prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

        Under applicable UK and US law and regulations, the directors are also responsible for preparing a directors' report, a directors' remuneration report and a corporate governance report that comply with that law and those regulations.

        In addition, the directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility statement

Each of the directors, the names of whom are set out in the 'Directors and senior management' section of this Annual Report, confirms that to the best of his or her knowledge:

  •
  the consolidated financial statements which have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB give a true and fair view of the assets, liabilities, financial position and profit of the group; and

  •
  the management report represented by the directors' report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.

The responsibility statement was approved by the board of directors on 27 August 2008 and signed on its behalf by NC Rose, the chief financial officer.

Directors' report

The directors have pleasure in submitting their Annual Report for the year ended 30 June 2008.

Annual general meeting

The AGM will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 2.30 pm on Wednesday, 15 October 2008.

Dividends

Diageo paid an interim dividend of 13.20 pence per share on 7 April 2008. The directors recommend a final dividend of 21.15 pence per share. Subject to approval by shareholders, the final dividend will be paid on 20 October 2008 to shareholders on the register on 12 September 2008. Payment to US ADR holders will be made on 24 October 2008. A dividend reinvestment plan, which enables ordinary shareholders to invest their dividends in ordinary shares, is available in respect of the final dividend and the plan notice date is 29 September 2008.

Directors

The directors of the company who served during the year are shown under 'Directors and senior management' above. Lord Blyth retired as chairman and director on 30 June 2008 and was succeeded as chairman by Dr FB Humer.

        Dr Humer, WS Shanahan and HT Stitzer retire by rotation at the AGM in accordance with the articles and, being eligible, offer themselves for re-election. In addition, M Lilja will have served nine years in November 2008 and, although not strictly required to retire at the AGM, in the spirit of good governance she will also seek re-election. For WS Shanahan, who has served more than nine years, his re-election would only last until 30 April 2009, at which time he will retire from the board, and for M Lilja, her re-election would only last until the AGM in 2009 at the latest. In proposing the re-election of WS Shanahan and M Lilja, both of whom the board considers remain independent in character and judgement, the board wishes to ensure continuity at senior board level in the period immediately following the succession of Dr Humer to the chairmanship of the company. PG Scott, who was appointed since the last AGM, retires in accordance with the articles and, being eligible, offers himself for election at the AGM. The non-executive directors proposed for election and re-election do not have service contracts.

        Further details of directors' contracts, remuneration and their interests in the shares of the company at 30 June 2008 are given in the directors' remuneration report above.

Auditor

The auditor, KPMG Audit Plc, is willing to continue in office and a resolution for its re-appointment as auditor of the company will be submitted to the AGM.

Disclosure of information to the auditor

The directors who held office at the date of approval of this directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the company's auditor is unaware; and each director has taken all the steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the company's auditor is aware of that information.

Directors' report (continued)

Purchases of own shares

At the 2007 AGM, shareholders gave the company renewed authority to purchase a maximum of 263 million ordinary shares. During the year ended 30 June 2008, the company purchased 108 million ordinary shares (nominal value £31 million), representing approximately 4% of the issued ordinary share capital (excluding treasury shares) at 11 August 2008, for a consideration including expenses of £1,132 million. Of the shares purchased, 97 million were purchased and subsequently cancelled and 11 million were held as treasury shares for the hedging of grants made under employee share plans.

Business review

The review of the business of the company and the description of the principal risks and uncertainties facing the company, prepared in accordance with the Companies Act 1985, comprises the following sections of the Annual Report: the Chief executive's review, the Business description and the Business review.

Significant agreements – change of control

The following significant agreements contain certain termination and other rights for Diageo's counterparties upon a change of control of the company.

        Under the agreement governing the company's 34% investment in Moët Hennessy SNC ('MH') and Moët Hennessy International, SAS ('MHI'), if a competitor (as defined therein) directly or indirectly takes control of the company (which, for these purposes, would occur if such competitor acquired more than 34% of the voting rights or equity interests in the company), LVMH Moët Hennessy – Louis Vuitton SA ('LVMH') may require the company to sell its shares in MH and MHI to LVMH.

        The master agreement governing the operation of the group's regional joint ventures with LVMH states that upon a change of control of the company (being, for these purposes, the acquisition by a third party of 30% or more of the issued share capital having voting rights in the company), LVMH may either appoint and remove the chairman of each joint venture entity governed by such master agreement, who shall be given a casting vote, or require each joint venture entity to be wound up.

        Agreements for the distribution of the José Cuervo tequila brands allow Casa Cuervo SA de CV ('Cuervo') the right to terminate such agreements upon a change of control of the company, if Cuervo's advance written consent to the change of control is not obtained.

Directors' report (continued)

Other information

Other information relevant to the directors' report may be found in the following sections of the Annual Report:

Information	Location in Annual Report
Amendment of memorandum and articles of association	Additional information for shareholders – Memorandum and articles of association
Charitable and political donations	Corporate governance report
Corporate citizenship	Corporate governance report
Directors – appointment and powers	Additional information for shareholders – Memorandum and articles of association
Directors' indemnities and compensation for loss of office	Directors' remuneration report
Employment policies	Business description – Premium drinks – Employees
Events since 30 June 2008	Financial statements – note 34 Post balance sheet events
Future developments	Business review – Trend information
Purchase of own shares	Business review – Liquidity and capital resources and Financial statements – note 26 Total equity
Research and development	Business description – Premium drinks – Research and development
Share capital – structure, voting and other rights	Additional information for shareholders – Share capital and Memorandum and articles of association
Share capital – employee share plan voting rights	Financial statements – note 33 Employee share compensation
Shareholdings in the company	Additional information for shareholders – Share capital
Supplier payment policies and performance	Corporate governance report

        The directors' report of Diageo plc for the year ended 30 June 2008 comprises these pages and the sections of the Annual Report referred to under 'Directors', 'Business review' and 'Other information' above, which are incorporated into the directors' report by reference.

        The directors' report was approved by a duly appointed and authorised committee of the board of directors on 27 August 2008 and signed on its behalf by PD Tunnacliffe, the company secretary.

Contents – Consolidated financial statements
Year ended 30 June 2008

117	Report of independent registered public accounting firm
118	Consolidated income statement
119	Consolidated statement of recognised income and expense
120	Consolidated balance sheet
121	Consolidated cash flow statement
122	Accounting policies of the group
128	Notes to the consolidated financial statements
187	Principal group companies

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Diageo plc.

We have audited the accompanying consolidated balance sheets of Diageo plc and subsidiaries as of 30 June 2008 and 2007, and the related consolidated income statements, consolidated statements of recognised income and expense, consolidated cash flow statements for each of the years in the three year period ended 30 June 2008 on pages 118 to 186, including the disclosures identified as 'part of the audited financial statements' within the 'Risk Management' section on pages 69 to 71, the 'Market Risk Sensitivity Analysis' section on pages 71 and 72 and the 'Critical Accounting Policies' section on pages 72 to 74. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2008 and 2007 and the results of their operations and their cash flows for each of the years in the three year period ended 30 June 2008 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diageo plc's internal control over financial reporting as of 30 June 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 27 August 2008 expressed an unqualified opinion on the effectiveness of the company's internal control over financial reporting.

KPMG Audit Plc
London, England

27 August 2008

 Consolidated income statement

	Notes	Year ended 30 June 2008	Year ended 30 June 2007	Year ended 30 June 2006
		£ million	£ million	£ million
Sales	2	10,643	9,917	9,704
Excise duties	3	(2,553)	(2,436)	(2,444)

Net sales		8,090	7,481	7,260
Cost of sales	3	(3,245)	(3,003)	(2,921)

Gross profit		4,845	4,478	4,339
Marketing expenses	3	(1,239)	(1,162)	(1,127)
Other operating expenses	3,5	(1,380)	(1,157)	(1,168)

Operating profit	2	2,226	2,159	2,044
Sale of businesses	5	9	(1)	157
Interest receivable	6	153	111	51
Interest payable	6	(494)	(362)	(244)
Other finance income	6	51	55	24
Other finance charges	6	(29)	(16)	(17)
Share of associates' profits after tax	7	177	149	131

Profit before taxation		2,093	2,095	2,146
Taxation	8	(522)	(678)	(181)

Profit from continuing operations		1,571	1,417	1,965
Discontinued operations	9	26	139	—

Profit for the year		1,597	1,556	1,965

Attributable to:
Equity shareholders of the parent company		1,521	1,489	1,908
Minority interests		76	67	57

		1,597	1,556	1,965

Basic earnings per share	10
Continuing operations		58.3p	50.2p	67.2p
Discontinued operations		1.0p	5.2p	—

		59.3p	55.4p	67.2p

Diluted earnings per share	10
Continuing operations		57.9p	49.9p	66.9p
Discontinued operations		1.0p	5.1p	—

		58.9p	55.0p	66.9p

Average shares		2,566m	2,688m	2,841m

The accompanying notes are an integral part of these consolidated financial statements.

 Consolidated statement of recognised income and expense

	Year ended 30 June 2008	Year ended 30 June 2007	Year ended 30 June 2006
	£ million	£ million	£ million
Exchange differences on translation of foreign operations excluding borrowings	336	(269)	(76)
Exchange differences on borrowings and derivative net investment hedges	(366)	199	52
Effective portion of changes in fair value of cash flow hedges
– gains taken to equity	26	28	39
– transferred to income statement	(69)	35	4
Fair value movement on available for sale securities	—	—	(148)
Actuarial (losses)/gains on post employment plans	(15)	328	459
Tax on items taken directly to equity	15	(99)	(97)
Net (expense)/income recognised directly in equity	(73)	222	233
Profit for the year	1,597	1,556	1,965

Total recognised income and expense for the year	1,524	1,778	2,198

Attributable to:
Equity shareholders of the parent company	1,445	1,719	2,146
Minority interests	79	59	52

Total recognised income and expense for the year	1,524	1,778	2,198

The accompanying notes are an integral part of these consolidated financial statements.

 Consolidated balance sheet

	Notes	30 June 2008		30 June 2007
		£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	11	5,530		4,383
Property, plant and equipment	12	2,122		1,932
Biological assets	13	31		12
Investments in associates	14	1,809		1,436
Other investments	16	168		128
Other receivables	18	11		17
Other financial assets	21	111		52
Deferred tax assets	25	590		771
Post employment benefit assets	4	47		38

			10,419		8,769
Current assets
Inventories	17	2,739		2,465
Trade and other receivables	18	2,051		1,759
Other financial assets	21	104		78
Cash and cash equivalents	19	714		885

			5,608		5,187

Total assets			16,027		13,956

Current liabilities
Borrowings and bank overdrafts	20	(1,663)		(1,535)
Other financial liabilities	21	(126)		(43)
Trade and other payables	23	(2,143)		(1,888)
Corporate tax payable	8	(685)		(673)
Provisions	24	(72)		(60)

			(4,689)		(4,199)
Non-current liabilities
Borrowings	20	(5,545)		(4,132)
Other financial liabilities	21	(124)		(104)
Other payables	23	(34)		(38)
Provisions	24	(329)		(274)
Deferred tax liabilities	25	(676)		(582)
Post employment benefit liabilities	4	(455)		(457)

			(7,163)		(5,587)

Total liabilities			(11,852)		(9,786)

Net assets			4,175		4,170

Equity
Called up share capital		816		848
Share premium		1,342		1,341
Other reserves		3,163		3,186
Retained deficit		(1,823)		(1,403)

Equity attributable to equity shareholders of the parent company			3,498		3,972
Minority interests			677		198

Total equity	26		4,175		4,170

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved by a duly appointed and authorised committee of the board of directors on 27 August 2008 and were signed on its behalf by PS Walsh and NC Rose, directors.

 Consolidated cash flow statement

	Notes	Year ended 30 June 2008		Year ended 30 June 2007		Year ended 30 June 2006
		£ million	£ million	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year		1,597		1,556		1,965
Discontinued operations		(26)		(139)		—
Taxation		522		678		181
Share of associates' profits after tax		(177)		(149)		(131)
Net interest and other net finance income		319		212		186
(Gains)/losses on disposal of businesses		(9)		1		(157)
Depreciation and amortisation		233		210		214
Movements in working capital		(282)		(180)		(192)
Dividend income and other items	27	128		83		133

Cash generated from operations			2,305		2,272		2,199
Interest received			67		42		64
Interest paid			(387)		(279)		(235)
Dividends paid to equity minority interests			(56)		(41)		(40)
Taxation paid			(369)		(368)		(393)

Net cash from operating activities			1,560		1,626		1,595
Cash flows from investing activities
Disposal of property, plant and equipment		66		69		16
Purchase of property, plant and equipment		(328)		(274)		(257)
Net disposal/(purchase) of other investments		4		(6)		7
Payment into escrow in respect of the UK pension fund		(50)		(50)		—
Disposal of businesses	28	4		4		772
Purchase of businesses	29	(575)		(70)		(209)

Net cash (outflow)/inflow from investing activities			(879)		(327)		329
Cash flows from financing activities
Proceeds from issue of share capital		1		1		3
Net purchase of own shares for share schemes		(78)		(25)		(32)
Own shares repurchased		(1,008)		(1,405)		(1,407)
Net increase in loans		1,094		1,226		309
Equity dividends paid		(857)		(858)		(864)

Net cash used in financing activities			(848)		(1,061)		(1,991)

Net (decrease)/increase in net cash and cash equivalents			(167)		238		(67)
Exchange differences			11		(50)		(11)
Net cash and cash equivalents at beginning of the year			839		651		729

Net cash and cash equivalents at end of the year			683		839		651

Net cash and cash equivalents consist of:
Cash and cash equivalents	19		714		885		699
Bank overdrafts	20		(31)		(46)		(48)

			683		839		651

The accompanying notes are an integral part of these consolidated financial statements.

Accounting policies of the group

Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed and adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB. No reconciliation to US GAAP is included in the financial statements following the SEC's adoption of a rule accepting financial statements from foreign private issuers prepared in accordance with IFRS as issued by the IASB without that reconciliation.

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

        The information set out in these accounts does not constitute the company's statutory accounts under the UK Companies Acts for the years ended 30 June 2008, 2007 or 2006. Those accounts have been reported on by the company's auditors; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The accounts for 2007 and 2006 have been delivered to the registrar of companies and those for 2008 will be delivered in due course.

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

Accounting policies of the group (continued)

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

Accounting policies of the group (continued)

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

Accounting policies of the group (continued)

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

Agriculture

Grape cultivation by the group's wine business is accounted for as an agricultural activity. Accordingly the group's biological assets (grape vines and grapes on the vine) are carried at fair value which is computed on the basis of a discounted cash flow computation. Agricultural produce (harvested grapes) is valued at market value on transfer into inventory.

Associates and joint ventures

An associate is an undertaking in which the group has a long term equity interest and over which it has the power to exercise significant influence. The group's interest in the net assets of associates is included in investments in the consolidated balance sheet and its interest in their results is included in the income statement below the group's operating profit. Joint ventures, where there is contractual joint control over the entity, are accounted for by including on a line-by-line basis the attributable share of the results, assets and liabilities.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, an appropriate proportion of production and other overheads, but not borrowing costs. Cost is calculated on an actual usage basis for maturing inventories and on a first in, first out basis for other inventories.

Financial assets

Trade receivables    Trade receivables are non-interest bearing and are stated at their nominal amount that is usually the original invoiced amount less provisions made for bad and doubtful receivables. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Individual trade receivables are provided against when management deems them not to be collectable.

Cash and cash equivalents    Cash and cash equivalents comprise cash in hand and deposits which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less at acquisition, including money market deposits, commercial paper and investments.

Available-for-sale financial assets    Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Available-for sale financial assets are currently primarily represented by cash and cash equivalents and amounts held in escrow accounts for pension schemes.

Accounting policies of the group (continued)

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

        Derivative financial instruments are recognised in the balance sheet at fair value that is calculated using a discounted cash flow technique consistently for similar types of instruments. This technique takes into consideration assumptions based on market data. Changes in the fair value of derivatives that do not qualify for hedge accounting treatment are charged or credited in the income statement.

        The purpose of hedge accounting is to mitigate the impact of potential volatility in the income statement of the group of changes in exchange or interest rates or commodity prices, by matching the impact of the hedged item and the hedging instrument in the income statement. To qualify for hedge accounting, the hedging relationship must meet several conditions with respect to documentation, probability of occurrence, hedge effectiveness and reliability of measurement. At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. The group also documents its assessment, both at the hedge inception and on a quarterly basis, as to whether the derivatives that are used in hedging transactions have been, and are likely to continue to be, effective in offsetting changes in fair value or cash flows of hedged items.

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

        Derivative financial instruments are used to manage the currency and/or interest rate risks to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of derivatives that are fair value hedges are recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. If such a hedge relationship is de-designated, fair value movements on the derivative continue to be taken to the income statement while any fair value adjustments made to the underlying hedged item to that date are amortised through the income statement over its remaining life.

Accounting policies of the group (continued)

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

Notes to the consolidated financial statements

1      New accounting policies

The following accounting standard and interpretation, issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no significant impact on its consolidated results or financial position:

Amendment to IAS 1 – Presentation of financial statements: capital disclosures (effective for annual periods beginning on or after 1 January 2007). This amendment requires additional disclosures in the annual report on the objectives, policies and processes for managing capital. Appropriate additional disclosures are included in this Annual Report.

IFRIC 11 – Group and treasury share transactions (effective for annual periods beginning on or after 1 March 2007).

The following standards and interpretations, issued by the IASB or IFRIC, have not yet been adopted by the group:

IAS 1 (Revised) – Presentation of financial statements (effective for annual periods beginning on or after 1 January 2009).

Amendment to IAS 23 – Borrowing costs (effective for annual periods beginning on or after 1 January 2009).

IAS 27 (Revised) – Consolidated and separate financial statements (effective for annual periods beginning on or after 1 July 2009).

Amendment to IAS 38 – Intangible assets (effective for annual periods beginning on or after 1 January 2009).

Amendment to IFRS 2 – Share-based payment (effective for annual periods beginning on or after 1 January 2009).

IFRS 3 (Revised) – Business combinations (effective for annual periods beginning on or after 1 July 2009).

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

IFRIC 15 – Agreements for the construction of real estate (effective for annual periods beginning on or after 1 January 2009).

IFRIC 16 – Hedges of a net investment in a foreign operation (effective for annual periods beginning on or after 1 October 2008).

The amendment to IAS 23 generally eliminates the option to expense borrowing costs attributable to the acquisition, construction or production of a qualifying asset as incurred, and instead requires the

Notes to the consolidated financial statements (continued)

1      New accounting policies (continued)

capitalisation of such borrowing costs as part of the cost of specific assets. The group is currently assessing the impact of the amendment on the results and net assets of the group.

        The amendment to IAS 38 clarifies the accounting for advertising expenditure. The group is currently assessing the impact this amendment to the standard would have on the results and net assets of the group.

        IFRS 3 (Revised) continues to apply the acquisition method to business combinations with some significant changes, particularly in respect of the measurement of contingent payments, the calculation of goodwill and the treatment of transaction costs. These changes apply to business combinations occurring from 1 July 2009.

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

        IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the post employment benefit asset or liability may be affected by a statutory or contractual minimum funding requirement. It is not expected that the interpretation would have a material impact on the results or net assets of the group.

        The group does not currently believe the adoption of the remaining standards or interpretations would have a material impact on the consolidated results or financial position of the group. With the exception of IAS 1 (Revised) and IFRS 8, none of the above standards and interpretations not yet adopted by Diageo have been endorsed or adopted for use in the European Union.

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

        Following the reorganisation in January 2007 of the way in which the business is managed, continuing operations now comprise the following segments: Diageo North America (United States and Canada), Diageo Europe (all European countries and territories including Russia), Diageo International (Africa, Latin America, Caribbean, Global Travel and Middle East), Diageo Asia Pacific (Greater China, India, Japan, Korea, South East Asia and Australia), Moët Hennessy and Corporate and other. The comparative information for the year ended 30 June 2006 has been restated to reflect the current organisation.

Notes to the consolidated financial statements (continued)

2      Segmental information (continued)

        Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information systems, service centres, facilities and employee costs that are not directly allocated to the geographical operating units. They also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks, exchange movements on short term intercompany balances and the results of Gleneagles Hotel.

Discontinued operations    Included within discontinued operations are adjustments relating to the disposal of the group's quick service restaurants business (Burger King, sold on 13 December 2002), and to the disposal of the group's packaged food business (Pillsbury, sold on 31 October 2001).

        In the year ended 30 June 2008, profit after tax in respect of discontinued operations was £26 million. This principally arose from a tax credit of £24 million relating to the past disposal of the Pillsbury business.

        In the year ended 30 June 2007, a tax benefit of £82 million arose from the recognition of capital losses arising on the past disposals of the Pillsbury and Burger King businesses. In addition, a tax credit of £57 million arose following resolution with tax authorities of various audit issues.

(i)    Segmental information – Continuing operations

	North America	Europe	Inter- national	Asia Pacific	Moët Hennessy	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2008
Sales	2,965	4,046	2,376	1,168	—	88	10,643

Operating profit/(loss) before exceptional items	907	798	593	170	—	(164)	2,304
Exceptional items charged to operating profit	—	(78)	—	—	—	—	(78)

Operating profit/(loss)	907	720	593	170	—	(164)	2,226
Sale of investments and businesses	—	5	4	—	—	—	9
Share of associates' profits after tax	—	7	6	3	161	—	177

Profit/(loss) before interest, net finance income and tax	907	732	603	173	161	(164)	2,412
Depreciation	(40)	(85)	(50)	(17)	—	(6)	(198)
Exceptional accelerated depreciation	—	(4)	—	—	—	—	(4)
Intangible asset amortisation	(5)	(15)	(2)	(5)	—	(4)	(31)
Capital expenditure on segment assets	23	56	102	25	—	168	374
Segment assets	879	1,213	882	426	—	386	3,786
Investments in associates	10	26	82	48	1,643	—	1,809
Unallocated assets	—	—	—	—	—	10,432	10,432

Total assets	889	1,239	964	474	1,643	10,818	16,027

Segment liabilities	272	695	318	179	—	430	1,894
Unallocated liabilities	—	—	—	—	—	9,958	9,958

Total liabilities	272	695	318	179	—	10,388	11,852

Notes to the consolidated financial statements (continued)

2      Segmental information (continued)

(i)    Segmental information – Continuing operations (continued)

	North America	Europe	Inter- national	Asia Pacific	Moët Hennessy	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2007
Sales	2,915	3,765	2,031	1,131	—	75	9,917

Operating profit/(loss) before exceptional items	850	723	499	196	—	(149)	2,119
Exceptional items credited to operating profit	—	—	—	—	—	40	40

Operating profit/(loss)	850	723	499	196	—	(109)	2,159
Sale of investments and businesses	—	—	1	—	—	(2)	(1)
Share of associates' profits after tax	—	5	7	1	136	—	149

Profit/(loss) before interest, net finance income and tax	850	728	507	197	136	(111)	2,307
Depreciation	(30)	(83)	(39)	(23)	—	(6)	(181)
Intangible asset amortisation	(7)	(15)	(1)	(3)	—	(3)	(29)
Capital expenditure on segment assets	19	63	53	20	—	170	325
Segment assets	832	1,041	789	369	—	312	3,343
Investments in associates	10	22	19	37	1,348	—	1,436
Unallocated assets	—	—	—	—	—	9,177	9,177

Total assets	842	1,063	808	406	1,348	9,489	13,956

Segment liabilities	262	616	244	130	—	425	1,677
Unallocated liabilities	—	—	—	—	—	8,109	8,109

Total liabilities	262	616	244	130	—	8,534	9,786

2006
Sales	2,968	3,834	1,784	1,042	—	76	9,704

Operating profit/(loss)	829	737	445	199	—	(166)	2,044
Sale of investments and businesses	—	1	—	—	—	156	157
Share of associates' profits after tax	—	5	4	—	122	—	131

Profit/(loss) before interest, net finance income and tax	829	743	449	199	122	(10)	2,332
Depreciation	(31)	(85)	(48)	(17)	—	(5)	(186)
Exceptional accelerated depreciation	(8)	(14)	(1)	(3)	—	(2)	(28)
Capital expenditure on segment assets	28	246	61	17	—	111	463
Segment assets	872	1,171	770	350	—	238	3,401
Investments in associates	—	19	19	—	1,303	—	1,341
Unallocated assets	—	—	—	—	—	9,185	9,185

Total assets	872	1,190	789	350	1,303	9,423	13,927

Segment liabilities	260	628	218	118	—	440	1,664
Unallocated liabilities	—	—	—	—	—	7,582	7,582

Total liabilities	260	628	218	118	—	8,022	9,246

(a)
The segmental analysis of sales and operating profit/(loss) is based on the location of the third party customers.

(b)
The group interest expense is managed centrally and is not attributable to individual activities.

Notes to the consolidated financial statements (continued)

2      Segmental information (continued)

(i)    Segmental information – Continuing operations (continued)

(c)
Segmental information for the 'Corporate and other' segment, which includes unallocated assets and liabilities, is as follows:
•
Sales, operating profit/(loss), profit/(loss) before interest, net finance income and tax, depreciation and amortisation comprise central items not readily allocable to the group's operating segments.

•
In the year ended 30 June 2007, the operating loss of £109 million included an exceptional credit of £40 million in respect of the sale of the site of the former brewery at Park Royal.

•
In the year ended 30 June 2006, the gain on sale of investments and businesses of £156 million included £151 million from the sale of General Mills shares.

•
Capital expenditure on segment assets of £168 million (2007 – £170 million; 2006 – £111 million) includes expenditure on intangible assets and property, plant and equipment of £158 million (2007 – £138 million; 2006 – £109 million) in respect of unallocated assets relating to the worldwide supply of product which is not readily allocable to the group's operating segments.

•
Segment assets of £386 million (2007 – £312 million; 2006 – £238 million) comprise: intangible assets of £18 million (2007 – £41 million; 2006 – £41 million); property, plant and equipment of £81 million (2007 – £80 million; 2006 – £64 million); inventories of £58 million (2007 – £61 million; 2006 – £15 million); and other assets of £229 million (2007 – £130 million; 2006 – £118 million).

•
Unallocated assets of £10,432 million (2007 – £9,177 million; 2006 – £9,185 million) comprise: brands of £4,139 million (2007 – £4,085 million; 2006 – £4,283 million); other intangible assets of £1,259 million (2007 – £173 million; 2006 – £140 million); property, plant and equipment of £1,226 million (2007 – £1,144 million; 2006 – £1,114 million); maturing inventories of £1,755 million (2007 – £1,582 million; 2006 – £1,483 million); cash and cash equivalents of £714 million (2007 – £885 million; 2006 – £699 million); and other assets of £1,339 million (2007 – £1,308 million; 2006 – £1,466 million). Brands that are capitalised in the balance sheet are sold throughout the world and are not readily allocable to North America, Europe, International and Asia Pacific. Property, plant and equipment, maturing inventories and other assets classified as unallocated are principally located in Scotland and are not readily allocable to the group's operating segments.

•
Segment liabilities of £430 million (2007 – £425 million; 2006 – £440 million) comprise trade and other payables of £271 million (2007 – £258 million; 2006 – £270 million) and provisions of £159 million (2007 – £167 million; 2006 – £170 million).

•
Unallocated liabilities of £9,958 million (2007 – £8,109 million; 2006 – £7,582 million) comprise: external borrowings of £7,208 million (2007 – £5,667 million; 2006 – £4,760 million); corporate tax payable of £685 million (2007 – £673 million; 2006 – £681 million); post employment benefit liabilities of £455 million (2007 – £457 million; 2006 – £815 million); and other liabilities of £1,610 million (2007 – £1,312 million; 2006 – £1,326 million).

(d)
The weighted average exchange rates used in the translation of income statements were US dollar – £1 = $2.01 (2007 – £1 = $1.93; 2006 – £1 = $1.78) and euro – £1 = €1.36 (2007 – £1 = €1.48; 2006 – £1 = €1.46). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.99 (2007 – £1 = $2.01; 2006 – £1 = $1.85) and euro – £1 = €1.26 (2007 – £1 = €1.48; 2006 – £1 = €1.45). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

Notes to the consolidated financial statements (continued)

2      Segmental information (continued)

(ii)   Geographical information

	Great Britain	Rest of Europe	North America	Asia Pacific	Latin America	Rest of World	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2008
Sales	1,530	2,657	3,001	1,208	963	1,284	10,643
Segment assets	555	1,044	858	427	200	702	3,786
Capital expenditure on segment assets	146	42	51	28	8	99	374

2007
Sales	1,470	2,442	2,958	1,179	813	1,055	9,917
Segment assets	468	895	813	371	182	614	3,343
Capital expenditure on segment assets	131	53	59	22	9	51	325

2006
Sales	1,549	2,428	2,999	1,085	671	972	9,704
Segment assets	711	775	807	347	168	593	3,401
Capital expenditure on segment assets	70	247	64	17	13	52	463

(a)
The geographical analysis of sales is based on the location of the third party customers and an allocation of certain corporate items. Certain businesses, for internal management purposes, have been reported within the appropriate region in the geographical analysis above. Corporate sales of £88 million (2007 – £75 million; 2006 – £76 million) are included in Great Britain.

(b)
The geographical analysis of segment assets and related capital expenditure is based on the geographical location of the assets and excludes investments in associates and assets and capital expenditure which are not readily allocable to the group's operating segments.

(c)
Exports from the United Kingdom were £2,501 million (2007 – £2,316 million; 2006 – £1,952 million).

Notes to the consolidated financial statements (continued)

3      Operating costs

	2008	2007	2006
	£ million	£ million	£ million
Excise duties	2,553	2,436	2,444
Cost of sales	3,245	3,003	2,921
Marketing expenses	1,239	1,162	1,127
Other operating expenses	1,380	1,157	1,168

	8,417	7,758	7,660

Comprising:
Excise duties – United States	442	443	457
– Other	2,111	1,993	1,987
Change in inventories	(115)	(65)	(6)
Raw materials and consumables	1,713	1,692	1,729
Marketing expenses	1,239	1,162	1,127
Other external charges	1,672	1,345	1,225
Staff costs (note 4)	1,073	993	952
Depreciation and amortisation	233	210	214
(Gains)/losses on disposal of property	(24)	(62)	4
Net foreign exchange losses/(gains)	81	55	(22)
Other operating income	(8)	(8)	(7)

	8,417	7,758	7,660

(a)
Other external charges    Other external charges include operating lease rentals for plant and equipment of £14 million (2007 – £7 million; 2006 – £5 million), other operating lease rentals (mainly properties) of £65 million (2007 – £58 million; 2006 – £64 million), research and development expenditure of £17 million (2007 – £17 million; 2006 – £18 million), and maintenance and repairs of £83 million (2007 – £53 million; 2006 – £45 million).

(b)
Exceptional operating costs    In the year ended 30 June 2008, there was an exceptional operating cost of £78 million for the restructuring of the Irish brewing operations, of which £74 million is included in other external charges and £4 million accelerated depreciation is included in depreciation and amortisation. In the year ended 30 June 2007, gains on disposal of property of £62 million included an exceptional operating gain of £40 million in respect of the sale of the site of the former brewery at Park Royal.

Notes to the consolidated financial statements (continued)

3      Operating costs (continued)

(c)
Auditor fees    The fees of the principal auditor of the group, KPMG Audit Plc, and its affiliates were as follows:

	United Kingdom	Rest of World	2008	2007	2006
	£ million	£ million	£ million	£ million	£ million
Audit of these financial statements	0.8	0.1	0.9	0.8	0.9
Audit of financial statements of subsidiaries pursuant to legislation	1.3	3.7	5.0	4.2	2.9
Other services pursuant to such legislation	0.7	0.4	1.1	2.5	3.2
Other services relevant to taxation	0.5	1.8	2.3	1.0	1.4
All other services	0.5	1.0	1.5	1.1	0.3

	3.8	7.0	10.8	9.6	8.7

For the years ended 30 June 2008 and 30 June 2007, other services pursuant to such legislation relate principally to reporting required under section 404 of the US Sarbanes-Oxley Act (2006 – principally to advisory services in respect of Diageo's preparedness for Sarbanes-Oxley Act section 404). Other services relevant to taxation comprise principally tax compliance services and tax advice. All other services relate principally to advisory services in respect of due diligence, services in relation to acquisitions and disposals, and audit services in respect of employee pension funds and benefit plans of £0.3 million (2007 – £0.3 million; 2006 – £0.3 million).

        Under SEC regulations, the auditor fees of £10.8 million (2007 – £9.6 million; 2006 – £8.7 million) are required to be presented as follows: audit £7.0 million (2007 – £7.1 million; 2006 – £4.4 million); other audit-related £0.7 million (2007 – £1.1 million; 2006 – £2.6 million); tax £2.3 million (2007 – £1.0 million; 2006 – £1.4 million); and all other fees £0.8 million (2007 – £0.4 million; 2006 – £0.3 million).

        In addition to the amounts above, £0.1 million (2007 – £0.1 million; 2006 – £0.3 million) was charged in relation to the audit by firms other than KPMG.

4      Employees

	2008	2007	2006
Average number of employees
Full time	23,908	22,086	21,972
Part time	465	434	647

	24,373	22,520	22,619

Notes to the consolidated financial statements (continued)

4      Employees (continued)

	2008	2007	2006
	£ million	£ million	£ million
Aggregate remuneration
Wages and salaries	870	796	761
Share-based incentive plans	26	25	26
Employer's social security	78	68	59
Employer's pension	95	97	99
Other post employment	4	7	7

	1,073	993	952

The costs of post employment benefits and share-based incentive plans have been included in the consolidated income statement for the year ended 30 June 2008 as follows: cost of sales £45 million (2007 – £48 million; 2006 – £50 million) and other operating expenses £80 million (2007 – £81 million; 2006 – £82 million).

Retirement benefits    The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices.

The larger plans are generally of the defined benefit type and are funded by payments to separately administered funds or insurance companies. The principal plans are in the United Kingdom, Ireland, United States and Canada. All valuations were performed using the projected unit method to determine pension costs. The most recent full valuations of the significant defined benefit pension plans were carried out as follows: United Kingdom on 31 March 2006; Ireland on 31 December 2006; and United States on 1 January 2007. The measurement dates used to calculate the disclosures in the consolidated financial statements are the respective balance sheet dates. In the United Kingdom, the Diageo Pension Scheme closed to new members in November 2005. New employees in the United Kingdom are now eligible to become members of the Diageo Lifestyle Plan, which is also a defined benefit pension plan.

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

Notes to the consolidated financial statements (continued)

4      Employees (continued)

(a)    The following weighted average assumptions were used to determine the group's deficit/surplus in the main post employment plans at 30 June in the relevant year. The assumptions used to calculate the charge/credit in the consolidated income statement for the year to 30 June are based on the assumptions disclosed as at the previous 30 June.

	United Kingdom			Ireland			United States
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	%	%	%	%	%	%	%	%	%
Rate of general increase in salaries	5.2	4.4	4.0	5.0	4.6	4.4	6.3	6.3	6.4
Rate of increase to pensions in payment	4.0	3.3	2.9	2.6	2.3	2.1	—	—	—
Rate of increase to deferred pensions	4.0	3.2	2.8	2.6	2.2	2.0	—	—	—
Medical inflation	n/a	n/a	n/a	n/a	n/a	n/a	9.3	10.0	9.0
Discount rate for plan liabilities	6.7	5.8	5.2	6.5	5.3	4.8	6.1	6.2	6.3
Inflation	4.0	3.2	2.8	2.6	2.2	2.0	2.4	2.3	2.4

For the main plans in the United Kingdom, Ireland and the United States, the salary increase assumptions include an allowance for age related promotional salary increases. The 2008 assumption for medical inflation in the United States reduces by 0.5% per year to 5% (2007 – 0.5% per year to 5%; 2006 – 1% per year to 5%).

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

        For the main UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom			Ireland
	2008 Age	2007 Age	2006 Age	2008 Age	2007 Age	2006 Age
Retiring currently at age 65
Male	84.5	84.4	84.3	85.4	85.3	84.0
Female	87.2	87.1	87.1	88.1	87.9	86.9
Currently aged 45, retiring at age 65
Male	86.7	86.7	86.7	87.2	87.1	84.8
Female	89.5	89.4	89.4	89.8	89.7	87.8

Notes to the consolidated financial statements (continued)

4      Employees (continued)

(b)    The amounts charged in respect of post employment plans to the consolidated income statement and consolidated statement of recognised income and expense for the three years ended 30 June 2008 are set out below:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
2008
Operating profit
Current service cost	(52)	(17)	(25)	(94)
Past service cost	(1)	(2)	—	(3)
Gains on curtailments	—	—	1	1

Total charge to operating profit	(53)	(19)	(24)	(96)
Net credit/(cost) to other finance income (note 6(ii))	36	16	(6)	46

Charge before taxation	(17)	(3)	(30)	(50)

Consolidated statement of recognised income and expense
Actual return on post employment plan assets	192	(66)	(4)	122
Expected return on post employment plan assets	(252)	(80)	(26)	(358)
Actual return less expected return on post employment plan assets	(60)	(146)	(30)	(236)
Experience gains and losses arising on the plan liabilities	(12)	(48)	8	(52)
Changes in assumptions underlying the present value of the plan liabilities	139	129	4	272

Actuarial gain/(loss) recognisable in the reconciliation of the assets and liabilities	67	(65)	(18)	(16)
Attributable to minority interests	—	—	(2)	(2)
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	3	3

Total gain/(loss) recognisable in the consolidated statement of recognised income and expense	67	(65)	(17)	(15)

2007
Operating profit
Current service cost	(57)	(17)	(24)	(98)
Past service cost	(4)	—	—	(4)

Total charge to operating profit	(61)	(17)	(24)	(102)
Net credit/(cost) to other finance income (note 6(ii))	36	17	(5)	48

Charge before taxation	(25)	—	(29)	(54)

Consolidated statement of recognised income and expense
Actual return on post employment plan assets	374	150	44	568
Expected return on post employment plan assets	(230)	(70)	(24)	(324)

Actual return less expected return on post employment plan assets	144	80	20	244
Experience gains and losses arising on the plan liabilities	(100)	7	(17)	(110)
Changes in assumptions underlying the present value of the plan liabilities	200	10	(21)	189

Actuarial gain/(loss) recognisable in the reconciliation of the assets and liabilities	244	97	(18)	323
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	5	5

Total gain/(loss) recognisable in the consolidated statement of recognised income and expense	244	97	(13)	328

Notes to the consolidated financial statements (continued)

4      Employees (continued)

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
2006
Operating profit
Current service cost	(58)	(22)	(24)	(104)
Past service cost	(1)	(1)	—	(2)
Gains on curtailments	1	—	—	1

Total charge to operating profit	(58)	(23)	(24)	(105)
Net credit/(cost) to other finance income (note 6(ii))	14	11	(6)	19

Charge before taxation	(44)	(12)	(30)	(86)

Consolidated statement of recognised income and expense
Actual return on post employment plan assets	513	84	15	612
Expected return on post employment plan assets	(191)	(60)	(24)	(275)

Actual return less expected return on post employment plan assets	322	24	(9)	337
Experience gains and losses arising on the plan liabilities	(29)	(14)	(12)	(55)
Changes in assumptions underlying the present value of the plan liabilities	(2)	149	36	183

Actuarial gain recognisable in the reconciliation of the assets and liabilities	291	159	15	465
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	(6)	(6)

Total gain recognisable in the consolidated statement of recognised income and expense	291	159	9	459

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Total cumulative gain/(loss) recognised in the consolidated statement of recognised income and expense
At 30 June 2005	(44)	(146)	(48)	(238)
Recognised in the year	291	159	9	459

At 30 June 2006	247	13	(39)	221
Recognised in the year	244	97	(13)	328

At 30 June 2007	491	110	(52)	549
Recognised in the year	67	(65)	(17)	(15)

At 30 June 2008	558	45	(69)	534

Notes to the consolidated financial statements (continued)

4      Employees (continued)

(c)    The expected long term rates of return and fair values of the assets of the defined benefit post employment plans were as follows:

	United Kingdom		Ireland		United States and other		Total
	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value
	%	£ million	%	£ million	%	£ million	%	£ million
2008
Fair value of plan assets
Equities	8.3	2,209	8.4	507	8.2	215	8.3	2,931
Bonds	6.1	825	5.9	225	5.3	118	6.0	1,168
Property	7.3	296	7.4	193	12.7	12	7.5	501
Other	5.4	252	4.6	287	6.5	26	5.0	565

		3,582		1,212		371		5,165
Present value of funded plan liabilities		(3,684)		(1,254)		(479)		(5,417)
Present value of unfunded plan liabilities		(68)		—		(74)		(142)

Deficit in post employment plans		(170)		(42)		(182)		(394)
Surplus restriction		—		—		(14)		(14)

Post employment benefit liabilities		(170)		(42)		(196)		(408)

2007
Fair value of plan assets
Equities	8.4	1,988	8.0	574	8.4	230	8.3	2,792
Bonds	5.6	749	4.8	325	5.5	116	5.4	1,190
Property	7.4	455	7.0	161	11.6	11	7.4	627
Other	5.8	299	3.0	83	6.2	28	5.3	410

		3,491		1,143		385		5,019
Present value of funded plan liabilities		(3,702)		(1,125)		(464)		(5,291)
Present value of unfunded plan liabilities		(64)		—		(66)		(130)

(Deficit)/surplus in post employment plans		(275)		18		(145)		(402)
Surplus restriction		—		—		(17)		(17)

Post employment benefit liabilities		(275)		18		(162)		(419)

2006
Fair value of plan assets
Equities	7.8	2,504	7.6	759	8.5	213	7.8	3,476
Bonds	4.9	224	4.4	146	5.6	125	4.9	495
Property	6.8	389	6.6	138	11.6	10	6.8	537
Other	4.1	93	2.8	16	5.8	30	4.3	139

		3,210		1,059		378		4,647
Present value of funded plan liabilities		(3,688)		(1,149)		(363)		(5,200)
Present value of unfunded plan liabilities		(73)		—		(151)		(224)

Deficit in post employment plans		(551)		(90)		(136)		(777)
Surplus restriction		—		—		(24)		(24)

Post employment benefit liabilities		(551)		(90)		(160)		(801)

Notes to the consolidated financial statements (continued)

4      Employees (continued)

Included in the post employment plan deficit of £394 million (2007 – £402 million; 2006 – £777 million) is £115 million (2007 – £111 million; 2006 – £101 million) in respect of post employment medical benefit liabilities and £43 million (2007 – £40 million; 2006 – £41 million) in respect of other non pension post employment liabilities.

        Included in the plan assets above is £0.4 million (2007 – £1 million; 2006 – £7 million) invested in the ordinary shares of Diageo plc.

        Included in other assets in the United Kingdom at 30 June 2007 was cash of approximately £350 million intended for subsequent investment in bonds. The expected long term rate of return on other assets in the UK was adjusted to reflect this.

        Post employment benefit assets and liabilities are recognised in the consolidated balance sheet, depending on whether an individual plan is in surplus or deficit, as follows:

	2008	2007
	£ million	£ million
Non-current assets	47	38
Non-current liabilities	(455)	(457)

	(408)	(419)

The expected long term rates of return for equities have been determined by reference to government bond rates (minimum risk rates) in the countries in which the plans are based. As at 30 June 2008, to reflect the additional risks associated with equities, expected long term rates of return on equities include a risk premium of 3.25% per year (2007 and 2006 – 3.25% per year) in excess of the expected return from government bonds. This risk premium is a long term assumption which is set after taking actuarial advice and considering the assumptions used by other FTSE 100 companies. The expected long term rates of return for other assets are determined in a similar way, by using an appropriate risk premium relative to government bonds in the relevant country.

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

        At 30 June 2008, approximately 40% (2007 – 40%) of the UK Diageo Pension Scheme's liabilities and approximately 40% (2007 – nil) of the Guinness Ireland Pension Scheme's liabilities were hedged against future movements in interest rates and inflation through the use of swaps. The fair value of these swaps was an asset of £169 million (2007 – liability of £64 million) for the UK Scheme and an asset of £22 million (2007 – £nil) for the Guinness Ireland Scheme. These amounts are included in other assets in the table of fair value of plan assets.

Notes to the consolidated financial statements (continued)

4      Employees (continued)

        The discount rate is based on the yields of high quality, long dated, fixed income investments of similar duration to the liabilities. For the UK pension plans, which represent approximately 67% of total post employment benefit liabilities, the discount rate is based on the iBoxx over 15-year AA sterling corporate bond index at 30 June rounded to the nearest 0.1%. A similar process is used to determine the discount rate for the non-UK plans.

        The percentages of investments at fair value held by the pension plans at 30 June 2008 and 30 June 2007, analysed by category, were as follows:

	United Kingdom	Ireland	United States and other	Total
	%	%	%	%
2008
Equities	62	42	58	57
Bonds	23	19	32	23
Property	8	16	3	10
Other	7	23	7	10

	100	100	100	100

2007
Equities	57	50	60	56
Bonds	21	29	30	24
Property	13	14	3	12
Other	9	7	7	8

	100	100	100	100

Notes to the consolidated financial statements (continued)

4      Employees (continued)

(d)    Movements in the present value of plan liabilities during the three years ended 30 June 2008:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Present value of plan liabilities at 30 June 2005	3,638	1,238	536	5,412
Exchange differences	—	25	(8)	17
Acquisition of businesses	8	—	1	9
Current service cost	58	22	24	104
Past service cost	1	1	—	2
Interest cost	177	49	30	256
Actuarial loss/(gain)	31	(135)	(24)	(128)
Employee contributions	8	2	1	11
Benefits paid	(153)	(53)	(38)	(244)
Curtailments	(1)	—	—	(1)
Settlements	(6)	—	(8)	(14)

Present value of plan liabilities at 30 June 2006	3,761	1,149	514	5,424
Exchange differences	—	(25)	(34)	(59)
Current service cost	57	17	24	98
Past service cost	4	—	—	4
Interest cost	194	53	29	276
Actuarial (gain)/loss	(100)	(17)	38	(79)
Employee contributions	10	2	—	12
Benefits paid	(160)	(54)	(41)	(255)

Present value of plan liabilities at 30 June 2007	3,766	1,125	530	5,421
Exchange differences	—	191	18	209
Current service cost	52	17	25	94
Past service cost	1	2	—	3
Interest cost	216	64	32	312
Actuarial gain	(127)	(81)	(10)	(218)
Employee contributions	11	2	1	14
Benefits paid	(167)	(66)	(35)	(268)
Curtailments	—	—	(1)	(1)
Settlements	—	—	(7)	(7)

Present value of plan liabilities at 30 June 2008	3,752	1,254	553	5,559

Notes to the consolidated financial statements (continued)

4      Employees (continued)

(e)    Movements in the fair value of plan assets during the three years ended 30 June 2008:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Fair value of plan assets at 30 June 2005	2,786	1,000	350	4,136
Exchange differences	—	21	(7)	14
Acquisition of businesses	6	—	—	6
Reclassification from current assets	—	—	18	18
Expected return on plan assets	191	60	24	275
Actuarial gain/(loss)	322	24	(9)	337
Contributions by the group	56	5	47	108
Employee contributions	8	2	1	11
Benefits paid	(153)	(53)	(38)	(244)
Settlements	(6)	—	(8)	(14)

Fair value of plan assets at 30 June 2006	3,210	1,059	378	4,647
Exchange differences	—	(22)	(26)	(48)
Expected return on plan assets	230	70	24	324
Actuarial gain	144	80	20	244
Contributions by the group	57	8	30	95
Employee contributions	10	2	—	12
Benefits paid	(160)	(54)	(41)	(255)

Fair value of plan assets at 30 June 2007	3,491	1,143	385	5,019
Exchange differences	—	190	11	201
Expected return on plan assets	252	80	26	358
Actuarial loss	(60)	(146)	(30)	(236)
Contributions by the group	55	9	20	84
Employee contributions	11	2	1	14
Benefits paid	(167)	(66)	(35)	(268)
Settlements	—	—	(7)	(7)

Fair value of plan assets at 30 June 2008	3,582	1,212	371	5,165

(f)    History of funded status of plans at 30 June:

	2008	2007	2006	2005
	£ million	£ million	£ million	£ million
Fair value of plan assets	5,165	5,019	4,647	4,136
Present value of plan liabilities	(5,559)	(5,421)	(5,424)	(5,412)
Deficit in post employment plans	(394)	(402)	(777)	(1,276)
Less unrecognised surplus	(14)	(17)	(24)	(18)

Post employment benefit liabilities	(408)	(419)	(801)	(1,294)

The group has agreed a deficit funding plan with the trustees of the UK Diageo Pension Scheme (the Scheme), which provides for the group to fund the Scheme deficit over a four year period beginning in the year ended 30 June 2007. For these purposes, the value of the deficit, calculated using the trustees'

Notes to the consolidated financial statements (continued)

4      Employees (continued)

actuarial valuation of the Scheme, was ascertained through the triennial valuation as at 31 March 2006. Following the completion of that valuation, Diageo has undertaken to make an annual £50 million cash contribution in each of the four years of the funding plan. The first payment of £50 million was made in the year ended 30 June 2007, with a further £50 million contribution in the year ended 30 June 2008. Payments are made into an escrow account subject to an agreement between the group and the trustees, with release from escrow to either the group or the trustees determined by an agreed formula in the light of the actuarial valuation of the Scheme as at 31 March 2009. Investment returns on the funds held in escrow accrue to the group. This amount held in escrow is included in other investments on the consolidated balance sheet and is not included in the table above. In addition to the deficit funding, Diageo continues to make a cash contribution in respect of current service cost based on the trustees' valuation; this contribution is expected to be £49 million in the year ending 30 June 2009. Funding arrangements will be reviewed and adjusted in the light of future triennial actuarial valuations.

        Contributions to other plans in the year ending 30 June 2009 are expected to be approximately £57 million.

(g)    History of experience gains and losses:

	2008	2007	2006	2005
	£ million	£ million	£ million	£ million
Actual return less expected return on post employment plan assets	(236)	244	337	197
Experience gains and losses arising on the plan liabilities	(52)	(110)	(55)	(24)
Changes in assumptions underlying the present value of the plan liabilities	272	189	183	(419)
Attributable to minority interests	(2)	—	—	—

Actuarial (loss)/gain recognisable in the reconciliation of the assets and liabilities	(18)	323	465	(246)

Notes to the consolidated financial statements (continued)

4      Employees (continued)

(h)    Changes in the assumptions used for determining post employment costs and liabilities may have a material impact on the income statement and balance sheet. For the significant assumptions, the following sensitivity analysis gives an estimate of these impacts for the year ended 30 June 2008:

2008
£ million
A 0.5% decrease in the discount rate would have the following approximate effect:
Increase in annual post employment cost	9
Increase in post employment deficit	417
A 1% decrease in the expected rates of return on plan assets would have the following approximate effect:
Increase in annual post employment cost	48
A one year increase in life expectancy would have the following approximate effect:
Increase in annual post employment cost	13
Increase in post employment deficit	174
A 0.5% increase in inflation would have the following approximate effect:
Increase in annual post employment cost	32
Increase in post employment deficit	356
A 1% decrease in medical care inflation would have the following approximate effect:
Increase in annual post employment cost	2
Increase in post employment deficit	14
A 1% decrease in medical care inflation would have the following approximate effect:
Decrease in annual post employment cost	(1)
Decrease in post employment deficit	(12)

(i)    Information on transactions between the group and its pension plans is given in note 31.

(j)    The group also has a number of defined contribution plans, for which the total cost charged to the income statement of £3 million (2007 – £2 million; 2006 – £1 million) represents contributions payable to these plans by the group at rates specified in the rules of the plans.

5      Exceptional items

IAS 1 – Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items which, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

Notes to the consolidated financial statements (continued)

5      Exceptional items (continued)

        In the three years ended 30 June 2008, the following exceptional items arose in respect of continuing operations:

	2008	2007	2006
	£ million	£ million	£ million
Items included in operating profit (note (i))	(78)	40	—
Sale of businesses (note (ii))	9	(1)	157

	(69)	39	157

In the year ended 30 June 2006, there were exceptional tax credits of £315 million – see note 8 for further details.

(i)    Items included in operating profit

	2008	2007	2006
	£ million	£ million	£ million
Other operating expenses
Restructuring of Irish brewing operations(a)	(78)	—	—
Disposal of Park Royal property(b)	—	40	—

	(78)	40	—

(a)
In the year ended 30 June 2008, operating profit includes an exceptional charge of £78 million in respect of the cost of restructuring the Irish brewing operations. The cost comprises severance and associated costs of £81 million, accelerated depreciation of £4 million and other costs of £6 million, totalling £91 million before discounting. As the relevant cash payments will mainly be made from 2013, they have been discounted at euro interest rates, which has reduced the exceptional charge for the year by £13 million. The unwinding of this discount will be included in finance charges over the period to 2013.

(b)
In the year ended 30 June 2007, operating profit included an exceptional gain in respect of the sale of the site of the former brewery at Park Royal. The land was sold for £49 million, offset by £9 million expenditure in the year on preparing the site for sale.

(ii) Sale of businesses    In the year ended 30 June 2008, the group made a gain on the sale of businesses of £9 million (2007 – loss £1 million; 2006 – gain £6 million). In the year ended 30 June 2006, the group made a £151 million profit on the sale of 25 million shares in General Mills.

Notes to the consolidated financial statements (continued)

6      Interest and other finance income and charges

	2008	2007	2006
	£ million	£ million	£ million
(i) Net interest
Interest receivable	84	78	27
Fair value gain on interest rate instruments	69	33	24

Total interest income	153	111	51

Interest payable on bank loans and overdrafts	(4)	(16)	(6)
Interest payable on all other borrowings	(415)	(316)	(223)
Fair value loss on interest rate instruments	(75)	(30)	(15)

Total interest expense	(494)	(362)	(244)

	(341)	(251)	(193)

(ii) Other finance income
Interest on post employment plan liabilities	(312)	(276)	(256)
Expected return on post employment plan assets	358	324	275

Net finance income in respect of post employment plans	46	48	19
Investment income – dividends receivable from General Mills	—	—	5
Net exchange movements on short term intercompany loans	5	6	—
Net exchange movements on net borrowings not meeting hedge accounting criteria	—	1	—

	51	55	24

(iii) Other finance charges
Unwinding of discounts	(17)	(16)	(15)
Other finance charges	(6)	—	—
Net exchange movements on short term intercompany loans	—	—	(2)
Net exchange movements on net borrowings not meeting hedge accounting criteria	(6)	—	—

	(29)	(16)	(17)

7      Associates

The group's share of profit after tax from associates was £177 million (2007 – £149 million; 2006 – £131 million).

        The group's 34% share of operating profit and of profit after tax of Moët Hennessy were £252 million and £161 million, respectively (2007 – £218 million and £136 million, respectively; 2006 – £198 million and £122 million, respectively).

        In the year ended 30 June 2008, the group received dividends from its associates of £143 million (2007 – £119 million; 2006 – £106 million), of which £131 million was received from Moët Hennessy (2007 – £109 million; 2006 – £97 million). These dividends included £49 million (2007 – £42 million; 2006 – £39 million) of receipts from Moët Hennessy in respect of amounts payable to the tax authorities.

Notes to the consolidated financial statements (continued)

7      Associates (continued)

        Information on transactions between the group and its associates is given in note 31. Summarised financial information for the group's investments in associates is presented below:

        (a)    Moët Hennessy    Moët Hennessy prepares its financial statements under IFRS in euros to 31 December each year. Summary information for Moët Hennessy for the three years ended 30 June 2008 after adjustment to align Moët Hennessy's accounting policies with those of the group, in each year aggregating the results for the six month period ended 31 December with that of the following six months ended 30 June, translated at £1 = €1.36 (2007 – £1 = €1.48; 2006 – £1 = €1.46), is set out below:

	2008		2007		2006
	€ million	£ million	€ million	£ million	€ million	£ million
Sales	3,168	2,329	3,066	2,072	2,795	1,914
Profit for the year	647	475	594	401	522	358

Profit for the year is after minority interests.

        (b)    Other associates    For all of the group's investments in associates other than Moët Hennessy, summarised financial information, aggregating 100% of the sales and results of each associate, is presented below:

	2008	2007	2006
	£ million	£ million	£ million
Sales	485	378	399
Profit for the year	81	60	47

8      Taxation

(i)    Analysis of taxation charge in the year

	2008	2007	2006
	£ million	£ million	£ million
Current tax
Current year	333	387	302
Benefit of previously unrecognised tax losses	(8)	—	(1)
Adjustments in respect of prior periods	38	6	(38)

	363	393	263

Deferred tax
Origination and reversal of temporary differences	165	233	24
Benefit of previously unrecognised tax losses	(3)	(12)	(11)
Changes in tax rates	—	93	19
Adjustments in respect of prior periods	(3)	(29)	(114)

	159	285	(82)

Taxation on profit from continuing operations	522	678	181

Adjustments in respect of prior periods for current tax comprise a UK charge of £14 million (2007 – £18 million credit; 2006 – £67 million charge) and an overseas charge to tax of £24 million (2007 – £24 million charge; 2006 – £105 million credit).

Notes to the consolidated financial statements (continued)

8      Taxation (continued)

        The taxation charge includes the following items: in the year ended 30 June 2008, a tax credit of £8 million on exceptional items; in the year ended 30 June 2007, a net tax charge of £24 million from intra group reorganisations of brand businesses, a reduction in the carrying value of deferred tax assets of £74 million primarily following a reduction in tax rates, and a provision for settlement of tax liabilities related to the GrandMet/Guinness merger of £64 million; and in the year ended 30 June 2006, an exceptional tax credit of £315 million arose as a consequence of the agreement with fiscal authorities of the carrying values of certain brands, which resulted in an increase to the group's deferred tax assets of £313 million.

	2008	2007	2006
	£ million	£ million	£ million
Current tax
United Kingdom	12	49	121
Overseas	351	344	142

	363	393	263

Deferred tax
United Kingdom	31	38	13
Overseas	128	247	(95)

	159	285	(82)

Taxation on profit from continuing operations	522	678	181

(ii) Factors affecting tax charge for the year

	2008	2007	2006
	£ million	£ million	£ million
Profit from continuing operations before taxation	2,093	2,095	2,146
Notional charge at UK corporation tax rate of 29.5% (2007 and 2006 – 30%)	617	629	644
Elimination of notional tax on share of associates' profits after tax	(52)	(45)	(39)
Differences in effective overseas tax rates	(45)	(35)	(54)
Items not chargeable	(141)	(59)	(73)
Items not deductible	119	205	45
Benefit of previously unrecognised tax losses	(11)	(12)	(12)
Deferred tax on intra group transfers	—	(75)	(197)
Changes in tax rates	—	93	19
Adjustments in respect of prior periods	35	(23)	(152)

Tax charge for the year	522	678	181

(iii) Factors that may affect future tax charges    As a group involved in worldwide operations, Diageo is subject to several factors which may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing policies and tax rates imposed.

(iv) Corporate tax payable    The current corporate tax liability of £685 million (2007 – £673 million) represents the amount of taxes payable in respect of current and prior periods that exceed payments made, and includes any interest and penalties payable thereon.

Notes to the consolidated financial statements (continued)

8      Taxation (continued)

(v) Material tax liabilities    In the past, the group has undergone significant restructuring involving the acquisition and disposal of material businesses and the transfer of businesses intra group. As a consequence of this restructuring activity, a number of potential tax exposures have arisen. In addition, as the group operates throughout the world, it faces a number of potential transfer pricing issues in many jurisdictions relating to goods, services and financing. The issues are often complex, inter-related and can take many years to resolve. The group has a liability (after applicable reliefs) of £386 million (2007 – £377 million) for these exposures, which is included in corporate tax payable in current liabilities. The increase is due to changes to estimates in relation to existing audits and identification of new exposures.

        The group has a number of tax audits ongoing worldwide but does not currently expect material additional tax exposures to arise, above the amounts provided, as and when audits are concluded. It is not possible to make a reasonable estimate of the timing of cash flows relating to these items.

        Provision is also made for penalties and interest on tax liabilities, and these are included in corporate tax payable in current liabilities and in the corporation tax charge.

9      Discontinued operations

In the year ended 30 June 2008, profit after tax in respect of discontinued operations was £26 million. This principally arose from a tax credit of £24 million relating to the past disposal of the Pillsbury business.

        In the year ended 30 June 2007, a tax benefit of £82 million arose from the recognition of capital losses arising on the past disposals of the Pillsbury and Burger King businesses. In addition, a tax credit of £57 million arose following resolution with tax authorities of various audit issues.

10    Earnings per share

	2008	2007	2006
	£ million	£ million	£ million
Profit attributable to equity shareholders
Continuing operations	1,495	1,350	1,908
Discontinued operations	26	139	—

	1,521	1,489	1,908

Pence per share
Continuing operations
– basic earnings	58.3p	50.2p	67.2p
– diluted earnings	57.9p	49.9p	66.9p
Continuing and discontinued operations
– basic earnings	59.3p	55.4p	67.2p
– diluted earnings	58.9p	55.0p	66.9p

Excluding shares held by share trusts and treasury shares, the weighted average number of shares for the year ended 30 June 2008 was 2,566 million (2007 – 2,688 million; 2006 – 2,841 million). The effect of dilutive potential ordinary shares was to increase the weighted average number of shares for the year

Notes to the consolidated financial statements (continued)

10    Earnings per share (continued)

ended 30 June 2008 by 17 million to 2,583 million (2007 – increase by 19 million to 2,707 million; 2006 – increase by 11 million to 2,852 million).

11    Intangible assets

	Brands	Goodwill	Other intangibles	Computer software	Total
	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2006	4,283	156	58	134	4,631
Exchange differences	(218)	(4)	(1)	(6)	(229)
Acquisition of businesses	20	28	—	—	48
Other additions	—	—	1	15	16
Disposals	—	—	—	(6)	(6)
Transfers	—	—	—	37	37

At 30 June 2007	4,085	180	58	174	4,497
Exchange differences	21	13	(8)	6	32
Acquisition of businesses	33	174	911	—	1,118
Other additions	—	—	4	25	29
Disposals	—	—	—	(1)	(1)
Transfers	—	—	—	4	4

At 30 June 2008	4,139	367	965	208	5,679

Amortisation and impairment loss
At 30 June 2006	—	16	19	62	97
Exchange differences	—	(1)	(1)	(4)	(6)
Amortisation for the year	—	—	5	24	29
Disposals	—	—	—	(6)	(6)

At 30 June 2007	—	15	23	76	114
Exchange differences	—	2	(1)	3	4
Amortisation for the year	—	—	5	26	31

At 30 June 2008	—	17	27	105	149

Carrying amount
At 30 June 2008	4,139	350	938	103	5,530

At 30 June 2007	4,085	165	35	98	4,383

At 30 June 2006	4,283	140	39	72	4,534

Notes to the consolidated financial statements (continued)

11    Intangible assets (continued)

(a)    Brands are stated at fair value on acquisition. The principal acquired brands are as follows:

	Product	Currency of investment	Remaining amortisation period	Carrying amount
				£ million
Johnnie Walker	Whisky	Sterling	Indefinite life	625
Smirnoff	Vodka	US dollar	Indefinite life	414
Crown Royal	Whisky	US dollar	Indefinite life	736
Captain Morgan	Rum	US dollar	Indefinite life	604
Windsor Premier	Whisky	Korean won	Indefinite life	416

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

        Impairment reviews are carried out annually to ensure that brands are not carried at above their recoverable amounts. In particular, the group performs a discounted cash flow analysis to compare discounted estimated future operating cash flows with the net carrying value of each acquired brand. The analysis is based on forecast cash flows for the next financial year, with terminal values being calculated using the long term growth rate (the real gross domestic product (GDP) growth rate of the country plus its inflation rate) of the principal countries in which the majority of the profits of each brand are generated. The estimated cash flows are discounted at the group's weighted average cost of capital in the relevant country. Any impairment write downs identified are charged to the income statement. The test is dependent on management estimates and judgements, in particular in relation to the forecasting of future cash flows, and the discount rate applied to these cash flows. Management has concluded that no reasonably possible change in the key assumptions on which it has determined the recoverable amounts of acquired brands would cause their carrying values to exceed their recoverable amounts.

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

Notes to the consolidated financial statements (continued)

11    Intangible assets (continued)

        (c)    Other intangible assets principally comprise distribution rights. The distribution rights for Ketel One vodka products were acquired during the year for $1,800 million (£911 million). Diageo has the global rights to distribution in perpetuity and the directors believe that it is appropriate that the rights are treated as having an indefinite life for accounting purposes. An impairment review is carried out annually to ensure that the rights are not carried at above their recoverable amounts. All other distribution rights are amortised on a straight-line basis over the length of the distribution arrangements, generally between 10 and 20 years.

        (d)    Computer software includes £35 million (2007 – £19 million) in respect of projects in the course of development.

Notes to the consolidated financial statements (continued)

12    Property, plant and equipment

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2006	858	1,743	154	155	2,910
Exchange differences	(26)	(48)	(4)	(4)	(82)
Additions	14	88	16	144	262
Disposals	(10)	(90)	(12)	(2)	(114)
Transfers	47	41	4	(129)	(37)

At 30 June 2007	883	1,734	158	164	2,939
Exchange differences	38	120	7	4	169
Acquisition of businesses	—	2	—	—	2
Other additions	26	110	21	188	345
Disposals	(21)	(145)	(11)	—	(177)
Transfers	16	76	5	(104)	(7)

At 30 June 2008	942	1,897	180	252	3,271

Depreciation
At 30 June 2006	149	720	89	—	958
Exchange differences	(5)	(23)	(2)	—	(30)
Depreciation charge for the year	33	126	22	—	181
Disposals	(3)	(90)	(9)	—	(102)

At 30 June 2007	174	733	100	—	1,007
Exchange differences	12	71	4	—	87
Depreciation charge for the year	30	148	20	—	198
Exceptional accelerated depreciation	—	4	—	—	4
Disposals	(11)	(127)	(9)	—	(147)

At 30 June 2008	205	829	115	—	1,149

Carrying amount
At 30 June 2008	737	1,068	65	252	2,122

At 30 June 2007	709	1,001	58	164	1,932

At 30 June 2006	709	1,023	65	155	1,952

(a)    The net book value of land and buildings comprises freeholds of £714 million (2007 – £689 million), long leaseholds of £19 million (2007 – £16 million) and short leaseholds of £4 million (2007 – £4 million). Depreciation was not charged on £180 million (2007 – £187 million) of land.

(b)    Included in the total net book value of property, plant and equipment is £8 million (2007 – £16 million) in respect of assets held under finance leases; depreciation for the year on these assets was £8 million (2007 – £4 million).

(c)    Transfers mostly represent assets brought into use during the year, of which £4 million (2007 – £37 million) was in respect of computer software. In addition, there were asset reclassifications of £7 million (2007 – £nil) to biological assets and £4 million (2007 – £nil) from inventories.

Notes to the consolidated financial statements (continued)

13    Biological assets

£ million
Fair value
At 30 June 2006	13
Exchange differences	(1)
Harvested grapes transferred to inventories	(19)
Changes in fair value	19

At 30 June 2007	12
Exchange differences	1
Harvested grapes transferred to inventories	(20)
Changes in fair value	31
Transfers	7

At 30 June 2008	31

(a)    Biological assets comprise grape vines and grapes on the vine. At 30 June 2008, grape vines comprise approximately 2,206 hectares (2007 – 1,910 hectares) of vineyards, ranging from newly established vineyards to vineyards that are 89 years old.

(b)    There are no outstanding commitments for the acquisition or development of vineyards.

14    Investments in associates

	Moët Hennessy	Other associates	Total
	£ million	£ million	£ million
Cost less provisions
At 30 June 2006	1,303	38	1,341
Exchange differences	(25)	—	(25)
Additions	—	48	48
Share of retained profits	69	4	73
Share of reserve movements	1	—	1
Disposals	—	(2)	(2)

At 30 June 2007	1,348	88	1,436
Exchange differences	206	4	210
Additions	—	71	71
Share of retained profits	79	4	83
Share of reserve movements	10	—	10
Disposals	—	(1)	(1)

At 30 June 2008	1,643	166	1,809

Investments in associates comprise the cost of shares, less goodwill written off on acquisitions prior to 1 July 1998, of £1,127 million (2007 – £922 million) plus the group's share of post acquisition reserves of £682 million (2007 – £514 million).

        (a)    Moët Hennessy    Moët Hennessy prepares its financial statements under IFRS in euros to 31 December each year. A summary of Moët Hennessy's consolidated balance sheet as at 30 June 2008

Notes to the consolidated financial statements (continued)

14    Investments in associates (continued)

and 30 June 2007, including acquisition fair value adjustments and translated at £1 = €1.26 (2007 – £1 = €1.48), is set out below:

	2008		2007
	€ million	£ million	€ million	£ million
Non-current assets	4,071	3,231	4,095	2,768
Current assets	4,840	3,841	4,489	3,032

Total assets	8,911	7,072	8,584	5,800

Current liabilities	(1,486)	(1,179)	(1,609)	(1,087)
Non-current liabilities	(1,338)	(1,061)	(1,111)	(750)

Total liabilities	(2,824)	(2,240)	(2,720)	(1,837)

Net assets attributable to equity shareholders of the company	6,087	4,832	5,864	3,963

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

        (b)    Other associates    For all of the group's investments in associates other than Moët Hennessy, summarised financial information, aggregating 100% of the assets and liabilities of each associate, is presented below:

	2008	2007
	£ million	£ million
Non-current assets	242	172
Current assets	349	198

Total assets	591	370

Current liabilities	(188)	(109)
Non-current liabilities	(28)	(25)

Total liabilities	(216)	(134)

Net assets	375	236

Included in other associates is a 17% effective interest held indirectly in Sichuan ShuiJingFang Joint Stock Company Limited ('ShuiJingFang'), a manufacturer and distributor of Chinese white spirits, which is quoted on the Shanghai Stock Exchange. At 30 June 2008, ShuiJingFang's share price was RMB20.86 which valued the group's interest at £127 million (2007 – £83 million).

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

        Included in the consolidated financial statements are the following amounts that represent the group's interest in the results and assets and liabilities of joint ventures:

	2008	2007	2006
	£ million	£ million	£ million
Sales	516	479	428
Operating costs	(474)	(449)	(394)

Profit before tax	42	30	34

	2008	2007
	£ million	£ million
Non-current assets	111	74
Current assets	239	208

Total assets	350	282

Current liabilities	(191)	(89)
Non-current liabilities	(24)	(68)

Total liabilities	(215)	(157)

Net assets	135	125

Notes to the consolidated financial statements (continued)

16    Other investments

	Escrow account	Loans and other	Total
	£ million	£ million	£ million
Cost less provisions or fair value
At 30 June 2006	—	69	69
Exchange differences	—	(2)	(2)
Additions	50	27	77
Disposals and repayments	—	(16)	(16)

At 30 June 2007	50	78	128
Additions	50	16	66
Disposals and repayments	—	(26)	(26)

At 30 June 2008	100	68	168

Other investments at 30 June 2008 include £100 million (2007 – £50 million; 2006 – £nil) paid into an escrow account and invested subject to an agreement between the group and the trustees of the Diageo Pension Scheme in the United Kingdom. This amount is not available for the general use of the group (see note 4(f)).

17    Inventories

	2008	2007
	£ million	£ million
Raw materials and consumables	294	239
Work in progress	21	14
Maturing inventories	1,939	1,745
Finished goods and goods for resale	485	467

	2,739	2,465

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2008	2007	2006
	£ million	£ million	£ million
Balance at beginning of the year	43	44	45
Exchange differences	2	(2)	—
Income statement charge	2	9	2
Written off	(9)	(8)	(3)

	38	43	44

Notes to the consolidated financial statements (continued)

18    Trade and other receivables

	2008		2007
	Current assets	Non-current assets	Current assets	Non-current assets
	£ million	£ million	£ million	£ million
Trade receivables	1,650	—	1,380	—
Other receivables	297	7	288	12
Prepayments and accrued income	104	4	91	5

	2,051	11	1,759	17

Trade and other receivables are disclosed net of provisions for bad and doubtful debts, an analysis of which is as follows:

	2008	2007	2006
	£ million	£ million	£ million
Balance at beginning of the year	53	65	68
Exchange differences	3	(2)	1
Income statement charge	5	5	5
Written off	(11)	(15)	(9)

	50	53	65

The aged analysis of trade receivables is as follows:

	2008	2007
	£ million	£ million
Not overdue	1,538	1,309
Overdue 1 – 30 days	69	48
Overdue 31 – 60 days	21	20
Overdue 61 – 90 days	8	11
Overdue 91 – 180 days	34	13
Overdue more than 180 days	30	32

	1,700	1,433
Provisions for bad and doubtful debts	(50)	(53)

	1,650	1,380

19    Cash and cash equivalents

	2008	2007
	£ million	£ million
Cash at bank	556	618
Cash equivalents	158	267

	714	885

Notes to the consolidated financial statements (continued)

20    Borrowings and bank overdrafts

	Repayment date	Currency	Year end interest rates	2008	2007
			%	£ million	£ million
Bank overdrafts	On demand	Various	Various	31	46
Commercial paper	2007-2008	US dollar	Various	783	299
Bank and other loans	Various	Various	Various	125	192
Guaranteed bonds 2007	2007	US dollar	3.5	—	498
Guaranteed bonds 2008	2008	US dollar	3.375	—	497
Medium term notes	2007-2008	US dollar	Various	—	7
Medium term notes	2008	US dollar	Floating	126	—
Medium term notes	2009	Euro	3.875	397	—
Medium term notes	2009	US dollar	Floating	201	—
Fair value adjustment to borrowings				—	(4)

Borrowings due within one year and bank overdrafts				1,663	1,535

Guaranteed bonds 2010	2010	US dollar	4.375	376	372
Guaranteed bonds 2011	2011	US dollar	3.875	250	248
Guaranteed bonds 2012	2012	US dollar	5.125	301	298
Guaranteed bonds 2012	2012	Euro	Floating	594	507
Guaranteed bonds 2013	2013	US dollar	5.2	377	—
Guaranteed bonds 2013	2013	US dollar	5.5	301	298
Guaranteed bonds 2013	2013	Euro	5.5	909	—
Guaranteed bonds 2015	2015	US dollar	5.3	376	372
Guaranteed bonds 2016	2016	US dollar	5.5	301	298
Guaranteed bonds 2017	2017	US dollar	5.75	627	—
Guaranteed bonds 2035	2035	US dollar	7.45	201	199
Guaranteed bonds 2036	2036	US dollar	5.875	299	296
Guaranteed debentures 2011	2011	US dollar	9.0	151	148
Guaranteed debentures 2022	2022	US dollar	8.0	149	148
Medium term notes	2008	US dollar	Floating	—	124
Medium term notes	2009	US dollar	Floating	—	199
Medium term notes	2009	US dollar	7.25	150	149
Medium term notes	2009	Euro	3.875	—	337
Medium term notes	2018	US dollar	4.85	101	100
Bank and other loans	Various	Various	Various	58	59
Fair value adjustment to borrowings				24	(20)

Borrowings due after one year				5,545	4,132

Total borrowings before derivative financial instruments				7,208	5,667
Fair value of foreign currency swaps and forwards	Various	Various	Various	(29)	29
Fair value of interest rate hedging instruments	Various	Various	Various	(27)	20

Total borrowings after derivative financial instruments				7,152	5,716

Notes to the consolidated financial statements (continued)

20    Borrowings and bank overdrafts (continued)

Bank overdrafts form an integral part of the group's cash management and are included as a component of net cash and cash equivalents in the consolidated cash flow statement. All bonds, medium term notes, debentures and commercial paper are guaranteed by Diageo plc.

        The interest rates shown in the table above are those contracted on the underlying borrowings before taking into account any interest rate protection (see note 22). Based on average net borrowings and taking into account interest rate protection, the effective interest rate for the year, excluding finance charges unrelated to net borrowings, was 5.9% (2007 – 5.5%; 2006 – 4.8%). The loans above are stated net of unamortised finance costs of £14 million (2007 – £14 million; 2006 – £8 million).

        The weighted average interest rate for short term borrowings, before interest rate protection, at 30 June 2008 was 3.5% (2007 – 4.4%). The weighted average interest rate for medium term notes included within borrowings due after one year at 30 June 2008 was 6.3% (2007 – 5.1%). The group's policy on the management of liquidity risk and a sensitivity analysis are reported in the Business review (see 'Risk management'and 'Market risk sensitivity analysis').

        Certain borrowings are reported in the table above at amortised cost with a fair value adjustment shown separately. The financial instruments disclosures in note 22 detail the fair value hedge relationships between the group's borrowings and interest rate swaps.

(i) Analysis of net borrowings

	2008	2007
	£ million	£ million
Bank overdrafts	(31)	(46)
Borrowings due within one year	(1,632)	(1,489)
Borrowings due after one year	(5,545)	(4,132)
Fair value of interest rate hedging instruments	27	(20)
Fair value of foreign currency swaps and forwards	29	(29)
Finance lease liabilities	(9)	(14)

Gross borrowings	(7,161)	(5,730)
Offset by:
Cash and cash equivalents	714	885

Net borrowings	(6,447)	(4,845)

£56 million (2007 – £59 million) of net borrowings due within one year and £39 million (2007 – £38 million) of net borrowings due after one year were secured on assets of the group.

        Interest rate hedging instruments, foreign currency swaps and forwards and finance lease liabilities are included in other financial assets and other financial liabilities on the consolidated balance sheet.

Notes to the consolidated financial statements (continued)

20    Borrowings and bank overdrafts (continued)

(ii) Reconciliation of movement in net borrowings

	2008	2007
	£ million	£ million
Net borrowings at beginning of the year	(4,845)	(4,082)
(Decrease)/increase in net cash and cash equivalents before exchange	(167)	238
Cash flow from change in loans	(1,094)	(1,226)

Change in net borrowings from cash flows	(1,261)	(988)
Exchange differences on net borrowings	(372)	211
Other non-cash items	31	14

Net borrowings at end of the year	(6,447)	(4,845)

21    Other financial assets and liabilities

	Non-current assets	Current assets	Current liabilities	Non-current liabilities
	£ million	£ million	£ million	£ million
2008
Derivative assets/(liabilities)
Designated in a cash flow hedge	81	88	(93)	(55)
Designated in a fair value hedge	30	—	—	(3)
Designated in a net investment hedge	—	16	(24)	—
Not designated in a hedge relationship	—	—	(5)	(40)

	111	104	(122)	(98)

Non-derivative liabilities
Contingent consideration payable	—	—	—	(21)
Finance lease liabilities	—	—	(4)	(5)

	—	—	(4)	(26)

Total other financial assets/(liabilities)	111	104	(126)	(124)

2007
Derivative assets/(liabilities)
Designated in a cash flow hedge	37	74	(15)	(40)
Designated in a fair value hedge	8	—	(3)	(25)
Designated in a net investment hedge	—	4	(20)	—
Not designated in a hedge relationship	7	—	—	(13)

	52	78	(38)	(78)

Non-derivative liabilities
Contingent consideration payable	—	—	—	(17)
Finance lease liabilities	—	—	(5)	(9)

	—	—	(5)	(26)

Total other financial assets/(liabilities)	52	78	(43)	(104)

Notes to the consolidated financial statements (continued)

21    Other financial assets and liabilities (continued)

The Smirnov brand in Russia was acquired through a company in which the group holds a 75% interest. Contingent consideration payable of £21 million (2007 – £17 million) has been included in non-current liabilities in respect of the consideration payable for the remaining 25% interest.

22    Financial instruments and risk management

Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates, interest rates and commodity price movements that arise in the normal course of the group's business. The group's treasury objectives, risk management strategies and policies are disclosed in the Business review (see 'Risk management').

(i)    Currency risk    The group publishes its consolidated financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements, which will affect the group's transaction costs and the translation of the results and underlying net assets of its foreign operations.

Hedge of net investment in foreign operations    The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign operations by holding net borrowings in foreign currencies and by using foreign currency swaps and forwards. In February 2008, the board reviewed and approved the following revised foreign exchange risk management policy to effectively manage planning and rebalancing processes. Where a liquid foreign exchange market exists, the group's policy is to seek to hedge currency exposure on its net investment in foreign operations within the following percentage bands: 80% to 100% for US dollars, 80% to 100% for euros and 50% to 100% for other significant currencies. The group's previous policy was, where a liquid foreign exchange market exists, to seek to hedge currency exposure on its foreign equity investments before net borrowings at approximately the following percentages: 90% for US dollars, 90% for euros and 50% for other significant currencies.

        Exchange differences arising on the retranslation of foreign currency borrowings (including foreign currency swaps and forwards), to the extent that they are in an effective hedge relationship, are recognised in the statement of recognised income and expense to match exchange differences on foreign equity investments. Exchange differences on foreign currency borrowings not in a hedge relationship and any ineffectiveness are taken to the income statement.

Transaction exposure hedging    In February 2008, the board reviewed the group's foreign exchange risk management policy and approved the following revised policy. For currencies in which there is an active market, the group seeks to hedge between 60% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using forward foreign currency exchange contracts with coverage levels increasing nearer to the forecast transaction date. The group's previous policy for currencies in which there is an active market, was to seek to hedge between 80% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using forward foreign currency exchange contracts. The effective portion of the gain or loss on the hedge is recognised in the statement of recognised income and expense and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement.

Hedge of foreign currency debt    The group uses cross currency interest rate swaps to hedge the forward foreign currency risk associated with certain foreign currency denominated bonds. The effective portion of the gain or loss on the hedge is recognised in the statement of recognised income and

Notes to the consolidated financial statements (continued)

22    Financial instruments and risk management (continued)

expense and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement.

        At 30 June 2008, as a result of the net investment, transaction exposure and foreign currency debt cover outlined above, the group had outstanding gross foreign exchange contracts as disclosed in note 22(vi). Further quantitative analysis of the sensitivity to movements in currency rates is reported in the 'Market risk sensitivity analysis' in the Business review

(ii)    Commodity price risk    The group uses long term purchase and commodity futures contracts to hedge against price risk in certain commodities. Long term purchase contracts are used to secure prices with suppliers to protect against volatility in commodity prices. All commodity futures contracts hedge a projected future purchase of raw material. Commodity futures are then either closed out at the time the raw material is purchased or they are exchanged with the company manufacturing the raw material to determine the contract price. Commodity futures contracts are held in the balance sheet at fair value. To the extent that they are considered an effective hedge, the fair value movements are recognised in the statement of recognised income and expense and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement.

        Realised net gains recognised in the income statement in the year ended 30 June 2008 were £4 million (2007 – £2 million). There were no unrealised net gains on the balance sheet at 30 June 2008 (2007 – £1 million) as all commodity futures contracts had expired before that date.

(iii)    Interest rate risk    The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the board, primarily through issuing fixed and floating rate term debt and commercial paper, and by utilising interest rate derivatives. These practices serve to reduce the volatility of the group's reported financial performance. In June 2007, the board reviewed the group's interest rate risk management policy and approved the following revised policy, which allows for flexibility in executing the policy to facilitate operational efficiency and effective hedge accounting. The new policy was implemented during the year ended 30 June 2008. Fixed rate borrowings are maintained within a band of 40% to 60% of projected net borrowings for a time period approved by the board, and the overall net borrowings portfolio is managed according to a duration measure.

Analysis of net borrowings by currency

	2008		2007
	£ million	%	£ million	%
US dollar	(2,556)	39	(2,533)	52
Euro	(2,232)	35	(1,804)	37
Sterling	(1,136)	18	(130)	3
Other	(523)	8	(378)	8

Net borrowings	(6,447)	100	(4,845)	100

Other net borrowings of £523 million (2007 – £378 million) principally comprise £258 million (2007 – £252 million) of Korean won. At 30 June 2008, the currency split of cash and cash equivalents was: US dollar 21%, euro 16%, sterling 13% and other 50% (2007 – 23%, 13%, 15% and 49%, respectively).

Notes to the consolidated financial statements (continued)

22    Financial instruments and risk management (continued)

Analysis of net borrowings by interest rate profile

	2008		2007
	£ million	%	£ million	%
Fixed rate	(3,733)	58	(3,071)	63
Floating rate	(2,814)	43	(1,814)	37
Interest free	68	(1)	65	(1)
Impact of financial derivatives and fair value adjustments	32	—	(25)	1

Net borrowings	(6,447)	100	(4,845)	100

The split of fixed and floating net borrowings above is after taking into account interest rate protection. The average net borrowings for the year were £5,778 million (2007 – £4,596 million) and the effective interest rate was 5.9% (2007 – 5.5%). At 30 June 2008, after taking account of interest rate derivative instruments, the average fixed rates for US dollar, euro and sterling borrowings were 5.8%, 4.4% and 5.2%, respectively (2007 – 5.4%, 4.0% and 5.2%, respectively).

Portfolio of interest rate derivative instruments

	Receive fixed notional	Pay fixed notional	Weighted average fixed interest rate	Weighted average time to maturity	Maturity
	£ million	£ million	%	Years	Years
2008
Currency instrument
US dollar:
Interest rate swaps	1,834	—	4.5	2.4	2009-2018
Interest rate swaps	—	302	5.6	3.8	2009-2018
Cross currency interest rate swaps	604	—	5.7	18.3	2016-2036
Sterling:
Cross currency interest rate swaps	—	632	5.2	18.3	2016-2036
2007
Currency instrument
US dollar:
Interest rate swaps	1,848	—	4.8	4.6	2007-2022
Interest rate swaps	—	572	5.7	8.3	2009-2022
Cross currency interest rate swaps	598	—	5.7	19.3	2016-2036
Euro:
Interest rate swaps	—	81	4.2	0.0	2007
Sterling:
Cross currency interest rate swaps	—	632	5.2	19.3	2016-2036

Notes to the consolidated financial statements (continued)

22    Financial instruments and risk management (continued)

(iv) Maturity of cash flows on financial liabilities

	Bank loans and overdrafts	Other borrowings	Interest on borrowings	Interest rate swaps	Cross currency swaps cash outflow	Cross currency swaps cash inflow	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2008
Analysis by year of repayment:
After five years	(16)	(2,973)	(1,212)	(3)	(1,063)	1,077	(3)	(4,193)
From four to five years	(5)	(678)	(212)	(1)	(33)	34	(3)	(898)
From three to four years	(24)	(1,048)	(266)	(1)	(33)	34	(1)	(1,339)
From two to three years	(6)	(251)	(283)	(1)	(33)	34	(5)	(545)
From one to two years	(7)	(527)	(317)	(2)	(33)	34	(31)	(883)

Due after one year	(58)	(5,477)	(2,290)	(8)	(1,195)	1,213	(43)	(7,858)
Due within one year	(156)	(1,507)	(298)	(10)	(33)	34	(2,181)	(4,151)

	(214)	(6,984)	(2,588)	(18)	(1,228)	1,247	(2,224)	(12,009)

2007
Analysis by year of repayment:
After five years	(15)	(1,716)	(1,135)	(10)	(1,095)	1,101	(3)	(2,873)
From four to five years	(4)	(955)	(154)	(3)	(33)	34	(1)	(1,116)
From three to four years	(10)	(249)	(171)	(6)	(33)	34	(4)	(439)
From two to three years	(5)	(522)	(196)	(10)	(33)	34	(10)	(742)
From one to two years	(25)	(661)	(227)	(9)	(33)	34	(11)	(932)

Due after one year	(59)	(4,103)	(1,883)	(38)	(1,227)	1,237	(29)	(6,102)
Due within one year	(238)	(1,305)	(284)	(16)	(33)	34	(1,820)	(3,662)

	(297)	(5,408)	(2,167)	(54)	(1,260)	1,271	(1,849)	(9,764)

Other financial liabilities primarily consist of trade payables, finance lease obligations and foreign currency swaps and forwards. Amounts are shown on an undiscounted basis. Where interest payments are on a floating rate basis, it is assumed that rates will remain unchanged from the last business day of the years ended 30 June 2008 and 30 June 2007 until maturity of the investments.

        The group had available undrawn committed bank facilities as follows:

	2008	2007
	£ million	£ million
Expiring within one year	503	498
Expiring between one and two years	452	—
Expiring after two years	668	1,109

	1,623	1,607

Commitment fees are paid on the undrawn portion of these facilities and accounted for on an accruals basis. Borrowings under these facilities will be at prevailing LIBOR rates (dependent on the period of

Notes to the consolidated financial statements (continued)

22    Financial instruments and risk management (continued)

drawdown) plus an agreed margin. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group's commercial paper programmes.

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

(v)    Total financial assets and liabilities    The table below sets out the group's accounting classification of each class of financial assets and liabilities, and their fair values at 30 June 2008 and 30 June 2007.

	Designated at fair value(a)	Other derivatives at fair value(b)	Available for sale	Loans and receivables	Amortised cost	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2008
Cash and cash equivalents	—	—	714	—	—	714	714
Bank overdrafts	—	—	—	—	(31)	(31)	(31)
Borrowings due within one year	—	—	—	—	(1,632)	(1,632)	(1,632)
Borrowings due after one year	(1,555)	—	—	—	(3,990)	(5,545)	(5,899)
Derivative assets	215	—	—	—	—	215	215
Derivative liabilities	(175)	(45)	—	—	—	(220)	(220)
Other assets	—	—	100	64	1,945	2,109	2,109
Other liabilities	—	(21)	—	—	(2,092)	(2,113)	(2,113)

	(1,515)	(66)	814	64	(5,800)	(6,503)	(6,857)

2007
Cash and cash equivalents	—	—	885	—	—	885	885
Bank overdrafts	—	—	—	—	(46)	(46)	(46)
Borrowings due within one year	(419)	—	—	—	(1,070)	(1,489)	(1,489)
Borrowings due after one year	(1,219)	—	—	—	(2,913)	(4,132)	(4,212)
Derivative assets	123	7	—	—	—	130	130
Derivative liabilities	(103)	(13)	—	—	—	(116)	(116)
Other assets	—	—	50	61	1,635	1,746	1,746
Other liabilities	—	(17)	—	—	(1,807)	(1,824)	(1,824)

	(1,618)	(23)	935	61	(4,201)	(4,846)	(4,926)

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

        Diageo tests effectiveness on a prospective and retrospective basis. Methods for testing effectiveness include dollar offset, critical terms, regression analysis, hypothetical derivative method and volatility reduction.

        All fair value hedges were effective during the year. The gain on hedging instruments for the year was £47 million (2007 – £20 million gain) and the loss on the hedged items attributable to the hedged risks was £47 million (2007 – £17 million loss), resulting in a net loss of £54 million (2007 – £25 million net loss) recognised in interest expense and finance charges and a net gain of £54 million (2007 – £28 million net gain) recognised in interest income and finance income for the year.

        For the year ended 30 June 2008, all cash flow hedges were effective and gains of £26 million (2007 – £28 million gains) have been recognised in equity as the changes in fair value. A gain of £63 million and a gain of £6 million have been transferred out of equity to other operating income and to other finance income, respectively, in the year (2007 – £43 million loss to other operating expenses and £8 million gain to other finance income, respectively).

        With respect to hedges of forecast transactions and the cash flow risk from a change in interest rates, balances related to cash flow hedged items at 30 June 2008 will affect the income statement in 2009 and 2010 by £5 million and £10 million, respectively. With respect to hedges of the cash flow risk from a change in forward foreign exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing foreign exchange rates and recognition of interest on the related bonds will affect the income statement at each period end date until the related bonds mature in 2016 and 2036. Foreign exchange retranslation and the interest on the hedged bonds taken to the income statement is expected to offset against the foreign exchange retranslation and the interest on the cross currency swaps in each of the years.

Notes to the consolidated financial statements (continued)

22    Financial instruments and risk management (continued)

Cash flow and net investment hedges    The following table shows the contractual maturities of designated transaction, cross currency interest rate swaps and derivative net investment hedging instruments at 30 June 2008 and 30 June 2007:

	Foreign currency amount			Percentage of total
						Year ending 30 June
	Purchase	Sell	Total	US dollar	Euro
	£ million	£ million	£ million	%	%
2008
Transaction	1,269	2,639	3,908	39	38	2009
Transaction	448	1,031	1,479	44	40	2010

Total transaction hedges	1,717	3,670	5,387	40	38	2009-2010

Cross currency interest rate swaps	302	—	302	100	—	2017
Cross currency interest rate swaps	302	—	302	100	—	2037

Total cross currency interest rate swaps	604	—	604	100	—	2017-2037

Net investment hedging instruments	2,912	2,370	5,282	58	21	2009

2007
Transaction	671	1,565	2,236	39	39	2008
Transaction	324	828	1,152	44	40	2009

Total transaction hedges	995	2,393	3,388	41	39	2008-2009

Cross currency interest rate swaps	299	—	299	100	—	2017
Cross currency interest rate swaps	299	—	299	100	—	2037

Total cross currency interest rate swaps	598	—	598	100	—	2017-2037

Net investment hedging instruments	1,914	2,352	4,266	54	29	2008

(vii)    Credit risk    Details of Diageo's credit risk policies and exposures are presented under 'Risk management' in the Business review.

        Cash and cash equivalents comprise cash in hand and deposits which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less at acquisition including money market deposits, commercial paper and investments. At 30 June 2008, approximately 38% and 22% of the group's cash and cash equivalents of £714 million were invested with counterparties based in the United Kingdom and United States, respectively.

        At 30 June 2008, approximately 17% of the group's trade receivables of £1,700 million were due from counterparties based in the United Kingdom and approximately 18% were due from counterparties based in the United States.

Notes to the consolidated financial statements (continued)

23    Trade and other payables

	2008		2007
	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities
	£ million	£ million	£ million	£ million
Trade payables	664	—	558	—
Tax and social security excluding income tax	311	1	293	1
Other payables	485	33	464	37
Accruals and deferred income	683	—	573	—

	2,143	34	1,888	38

24    Provisions

	Thalidomide Trust	Onerous contracts	Restructuring and integration	Vacant properties	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2007	143	87	9	24	71	334
Exchange differences	—	1	—	—	4	5
Provisions charged during the year	—	—	77	3	36	116
Provisions used during the year	(10)	(14)	(4)	(7)	(27)	(62)
Provisions reversed during the year	—	—	(4)	(2)	(5)	(11)
Transfers	—	—	—	—	5	5
Unwinding of discounts	8	5	—	1	—	14

At 30 June 2008	141	79	78	19	84	401

Included in current liabilities	7	10	6	6	43	72
Included in non-current liabilities	134	69	72	13	41	329

	141	79	78	19	84	401

Provisions by their nature are subject to uncertainties with respect to the timing and outcomes of future events.

(a)    The Thalidomide Trust provision was established in the year ended 30 June 2005 in respect of the discounted value of the group's commitment to the Thalidomide Trust, and will be utilised over the period of the commitment up to 2037.

(b)    Included in onerous contracts provisions is £73 million (2007 – £80 million) in respect of the discounted value of an onerous supply contract arising on the acquisition of the Seagram spirits and wine businesses on 21 December 2001. This provision will be utilised over the 10-year duration of the contract.

(c)    In the year ended 30 June 2008, the provision for restructuring and integration costs was increased by £70 million for the restructuring of the Irish brewing operations.

(d)    The vacant property provision is based on the estimated discounted rental shortfall over the terms of the leases up to 2031.

Notes to the consolidated financial statements (continued)

24    Provisions (continued)

(e)    Other provisions include £33 million (2007 – £31 million) in respect of employee deferred compensation plans and £7 million (2007 – £9 million) arising from commitments in respect of businesses sold which will predominantly be utilised within the next few years.

25    Deferred tax assets and liabilities

The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax assets/(liabilities):

	Property, plant and equipment	Intangible assets	Post employment plans	Tax losses	Other temporary differences	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2006	(217)	169	241	19	227	439
Exchange differences	7	46	(5)	—	(9)	39
Recognised in income	(6)	(158)	(19)	2	(18)	(199)
Recognised in equity	—	—	(81)	—	(6)	(87)
Acquisition of businesses	—	(3)	—	—	—	(3)

At 30 June 2007	(216)	54	136	21	194	189
Exchange differences	(7)	(1)	2	2	5	1
Recognised in income	(10)	(136)	(12)	(8)	7	(159)
Recognised in equity	—	—	(4)	—	2	(2)
Acquisition of businesses	—	(115)	—	—	—	(115)

At 30 June 2008	(233)	(198)	122	15	208	(86)

After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2008	2007
	£ million	£ million
Deferred tax assets	590	771
Deferred tax liabilities	(676)	(582)

	(86)	189

The net deferred tax liability of £198 million (2007 – £54 million asset) in respect of intangible assets comprises deferred tax assets of £735 million (2007 – £835 million) less deferred tax liabilities of £933 million (2007 – £781 million).

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

	Tax losses	2008 Other	Tax losses	2007 Other
	£ million	£ million	£ million	£ million
Gross deferred tax assets	249	927	287	1,010
Amounts not recognised	(234)	(192)	(266)	(175)

	15	735	21	835

Of the amounts recognised in respect of tax losses, £13 million has expiration dates through to 2018 (2007 – £14 million;through to 2017) and £2 million (2007 – £7 million) can be carried forward indefinitely. Of the amounts unrecognised in respect of tax losses, £12 million has expiration dates through to 2018 (2007 – £23 million; through to 2017) and £222 million (2007 – £243 million) can be carried forward indefinitely.

Unrecognised deferred tax liabilities    No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where the group is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance.

Notes to the consolidated financial statements (continued)

26    Total equity – movements in capital and reserves

				Fair value, hedging and exchange reserve	Retained earnings/(deficit)			Equity attributable to parent company shareholders
	Share capital	Share premium	Capital redemption reserve		Own shares	Other retained earnings	Total		Minority interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 1 July 2005	883	1,337	3,060	244	(987)	86	(901)	4,623	167	4,790
Total recognised income and expense	—	—	—	(136)	—	2,282	2,282	2,146	52	2,198
Share trust arrangements	—	—	—	—	4	(14)	(10)	(10)	—	(10)
Share-based incentive plans	—	—	—	—	—	26	26	26	—	26
Tax on share-based incentive plans	—	—	—	—	—	6	6	6	—	6
Shares issued	—	3	—	—	—	—	—	3	—	3
Own shares repurchased	—	—	—	—	(1,421)	(7)	(1,428)	(1,428)	—	(1,428)
Dividends paid	—	—	—	—	—	(864)	(864)	(864)	(40)	(904)

At 30 June 2006	883	1,340	3,060	108	(2,404)	1,515	(889)	4,502	179	4,681
Total recognised income and expense	—	—	—	(17)	—	1,736	1,736	1,719	59	1,778
Share trust arrangements	—	—	—	—	67	(15)	52	52	—	52
Share-based incentive plans	—	—	—	—	—	25	25	25	—	25
Tax on share-based incentive plans	—	—	—	—	—	12	12	12	—	12
Shares issued	—	1	—	—	—	—	—	1	—	1
Own shares repurchased	(35)	—	35	—	(263)	(1,218)	(1,481)	(1,481)	—	(1,481)
Dividends paid	—	—	—	—	—	(858)	(858)	(858)	(41)	(899)
Acquisitions	—	—	—	—	—	—	—	—	1	1

At 30 June 2007	848	1,341	3,095	91	(2,600)	1,197	(1,403)	3,972	198	4,170
Total recognised income and expense	—	—	—	(55)	—	1,500	1,500	1,445	79	1,524
Share trust arrangements	—	—	—	—	60	(14)	46	46	—	46
Share-based incentive plans	—	—	—	—	—	26	26	26	—	26
Share-based incentive plans in respect of associates	—	—	—	—	—	4	4	4	—	4
Tax on share-based incentive plans	—	—	—	—	—	(7)	(7)	(7)	—	(7)
Shares issued	—	1	—	—	—	—	—	1	—	1
Own shares repurchased	(32)	—	32	—	(19)	(1,113)	(1,132)	(1,132)	—	(1,132)
Dividends paid	—	—	—	—	—	(857)	(857)	(857)	(56)	(913)
Acquisitions	—	—	—	—	—	—	—	—	456	456

At 30 June 2008	816	1,342	3,127	36	(2,559)	736	(1,823)	3,498	677	4,175

Notes to the consolidated financial statements (continued)

26    Total equity – movements in capital and reserves (continued)

(a) Share capital and share premium    The authorised share capital of the company at 30 June 2008 was 5,329 million ordinary shares of 28 101/108 pence each (2007 and 2006 – 5,329 million) with an aggregate nominal value of £1,542 million (2007 and 2006 – £1,542 million). The allotted and fully paid share capital was 2,822 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £816 million (2007 – 2,931 million ordinary shares, nominal value £848 million; 2006 – 3,051 million ordinary shares, nominal value £883 million).

        During the year, the company purchased, and subsequently cancelled, 97 million ordinary shares with an aggregate nominal value of £28 million for a consideration including expenses of £1,008 million (2007 – 120 million ordinary shares, nominal value £35 million, consideration £1,213 million; 2006 – nil, £nil, £nil). In addition, 12 million treasury shares with an aggregate nominal value of £4 million were cancelled in the year (2007 and 2006 – nil, £nil).

        During the year, 0.1 million ordinary shares with an aggregate nominal value of less than £0.1 million were allotted under employee share option schemes for a total consideration of £1 million (2007 – 0.1 million ordinary shares, nominal value less than £0.1 million, consideration £1 million; 2006 – 0.6 million ordinary shares, nominal value £0.2 million, consideration £3 million).

(b) Capital redemption reserve    During the year, the company purchased, and subsequently cancelled, 97 million ordinary shares with an aggregate nominal value of £28 million, representing approximately 4% of the issued ordinary share capital (excluding treasury shares) (2007 – 120 million ordinary shares, nominal value £35 million, 5% of issued share capital; 2006 – nil, £nil, nil). In addition, 12 million treasury shares with an aggregate nominal value of £4 million, representing approximately 0.5% of the issued ordinary share capital (excluding treasury shares), were cancelled in the year (2007 and 2006 – nil, £nil, nil).

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

        For the year ended 30 June 2008, the effective portion of changes in fair value of cash flow hedges taken to equity was a gain of £26 million, of which £6 million was recognised in respect of associates (2007 – £28 million gain, £nil in respect of associates; 2006 – £39 million gain, £nil in respect of associates). For the year ended 30 June 2008, the effective portion of changes in fair value transferred to the income statement was a loss of £69 million (2007 – £35 million gain; 2006 – £4 million gain).

        The cumulative translation reserve decreased to £15 million at 30 June 2008 from £42 million at 30 June 2007 due to exchange differences that have arisen during the year. The exchange differences in the year on translation of foreign operations were offset by losses in respect of foreign currency borrowings and derivative financial instruments which form part of the group's net investment in foreign operations of £366 million (2007 – gains of £199 million; 2006 – gains of £52 million).

        During the year ended 30 June 2006, the group revalued its available-for-sale investment in General Mills by £33 million through the fair value reserve, and this amount, in addition to the fair value adjustment of £148 million recognised on adoption of IAS 39 – Financial instruments: recognition and measurement on 1 July 2005, was recycled to the income statement on the disposal of this investment.

Notes to the consolidated financial statements (continued)

26    Total equity – movements in capital and reserves (continued)

(d) Own shares    At 30 June 2008, own shares comprised: 26 million ordinary shares in the company, purchased for a consideration of £218 million, in respect of shares held by employee share trusts (2007 – 33 million ordinary shares, consideration £267 million; 2006 – 42 million ordinary shares, consideration £334 million); 259 million ordinary shares, purchased for a consideration of £2,135 million, in respect of shares repurchased as part of the company's share buyback programmes and held as treasury shares (2007 – 271 million ordinary shares, consideration £2,240 million; 2006 – 250 million ordinary shares, consideration £2,049 million); and 20 million ordinary shares, purchased for a consideration of £206 million, held as treasury shares for hedging share scheme grants provided to employees during the year (2007 – 10 million ordinary shares, consideration £93 million; 2006 – 2 million ordinary shares, consideration £21 million).

        At 30 June 2008, employee share trusts funded by the group held shares in the company as follows: 23.6 million ordinary shares held in respect of long term incentive plans for executive directors and senior executives; and 2.6 million ordinary shares held in respect of grants under UK, Irish and US savings-related share option schemes. The market value of these shares at 30 June 2008 was £241 million (2007 – 32.7 million ordinary shares, market value £339 million; 2006 – 41.5 million ordinary shares, market value £377 million). Dividends are waived on all shares in the company owned by the employee share trusts.

        During the year ended 30 June 2008, the company purchased 11 million ordinary shares, with an aggregate nominal value of £3 million, representing approximately 0.4% of the issued ordinary share capital (excluding treasury shares), to be held as treasury shares, for a consideration of £124 million (2007 – 30 million ordinary shares, nominal value £9 million, 1% of issued share capital, consideration £273 million; 2006 – 166 million ordinary shares, nominal value £48 million, 6% of issued share capital, consideration £1,421 million). These shares have not been cancelled, but are deducted from shareholders' equity. Dividends are waived on these shares.

        During the year ended 30 June 2008, the company cancelled 12 million ordinary shares held as treasury shares, with an aggregate nominal value of £4 million and an historical purchase cost of £105 million (2007 and 2006 – nil, £nil, £nil). In addition, the company utilised 1 million ordinary shares held as treasury shares, with an aggregate nominal value of £0.3 million and an historical purchase cost of £11 million, to satisfy options exercised by employees during the year (2007 – 1 million ordinary shares, nominal value £0.3 million, historical cost £10 million; 2006 – nil, £nil, £nil).

(e) Other retained earnings    Included in other retained earnings is a credit of £26 million (2007 – £25 million; 2006 – £26 million) in respect of the charge for the year to the income statement for share-based incentive plans.

Notes to the consolidated financial statements (continued)

26    Total equity – movements in capital and reserves (continued)

(f) Dividends

	2008	2007	2006
	£ million	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2007 20.15 pence per share (2006 – 19.15 pence; 2005 – 18.20 pence)	523	524	529
Interim dividend for the year ended 30 June 2008 13.20 pence per share (2007 – 12.55 pence; 2006 – 11.95 pence)	336	334	335

	859	858	864
Adjustment in respect of prior year dividends	(2)	—	—

	857	858	864

Proposed final dividend for the year ended 30 June 2008
21.15 pence per share (2007 – 20.15 pence; 2006 – 19.15 pence)	527	523	524

The proposed final dividend was approved by the board of directors on 27 August 2008. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

27    Dividend income and other items

Dividend income and other items in the consolidated cash flow statement for the year ended 30 June 2008 included dividends received of £143 million (2007 – £119 million; 2006 – £115 million) and the fair value charge in respect of share-based incentive plans of £26 million (2007 – £25 million; 2006 – £26 million). In the year ended 30 June 2007, they also included the exceptional gain on the sale of the site of the former brewery at Park Royal of £40 million.

28    Disposal of businesses

There were no significant business disposals in the years ended 30 June 2008 and 30 June 2007.

        In the year ended 30 June 2006, Diageo sold 25 million shares in General Mills resulting in a net cash inflow of £651 million (see note 5(ii)). In addition, on 13 July 2005, Diageo received $212.5 million (£121 million) from Burger King in full repayment of the principal of the subordinated debt, together with cumulative interest of $54 million (£30 million) which was classified with other interest received in net cash from operating activities.

Notes to the consolidated financial statements (continued)

29    Purchase of businesses

	Net assets acquired and consideration
	Book value	Fair value adjustments	2008 Fair value	2007 Fair value	2006 Fair value
	£ million	£ million	£ million	£ million	£ million
Brands	—	33	33	20	144
Intangible assets	—	911	911	—	—
Property, plant and equipment	2	—	2	—	25
Working capital	8	2	10	4	37
Deferred taxation	—	(115)	(115)	(3)	(50)
Financial liability	—	(32)	(32)	—	—
Bank overdrafts	—	—	—	(3)	—

Net identifiable assets and liabilities	10	799	809	18	156

Goodwill arising on acquisition			174	28	43
Minority interests			(456)	(1)	—

Consideration payable			527	45	199

Satisfied by:
Cash consideration paid			524	30	209
Contingent/deferred consideration payable/(receivable)			3	15	(10)

			527	45	199

Cash consideration paid for investments in subsidiaries			524	30	209
Cash consideration payable for investments in associates			62	48	—
Deferred consideration payable for investments in associates			(11)	—	—
Bank overdrafts acquired			—	3	—
Prior year purchase consideration adjustment			—	(11)	—

Net cash outflow			575	70	209

On 9 June 2008, Diageo completed the acquisition of Ketel One Worldwide BV (KOW), a 50:50 company based in the Netherlands, which owns the exclusive and perpetual global rights to market, sell and distribute Ketel One vodka products. Diageo paid £471 million (including acquisition costs) for a 50% equity stake in KOW. Additional costs relating to the acquisition of £2 million are expected to be incurred in the year ending 30 June 2009.

        Diageo controls the operating and financial policies of the company and consolidates 100% of KOW with a 50% minority interest. The Nolet Group has an option to sell their 50% equity stake in the company to Diageo for $900 million (£452 million) plus interest from 9 June 2011 to 9 June 2013. If the Nolet Group exercises this option but Diageo chooses not to buy their stake, Diageo will pay $100 million (£50 million) and the Nolet Group may then pursue a sale of their stake to a third party, subject to rights of first offer and last refusal on Diageo's part. Fair value adjustments include the recognition of worldwide distribution rights into perpetuity of Ketel One vodka products of £911 million, the establishment of a deferred tax liability of £116 million and the creation of a financial

Notes to the consolidated financial statements (continued)

29    Purchase of businesses (continued)

liability at fair value of £32 million for the potential amount payable to the Nolet Group. Goodwill of £166 million arose on the acquisition.

        On 29 February 2008, 100% of the equity of Rosenblum Cellars was acquired for £53 million (including acquisition costs). Additional costs relating to the acquisition of £1 million are expected to be incurred in the year ending 30 June 2009. Net assets acquired at fair value were £46 million, including a brand valued at £33 million, with goodwill of £8 million arising on the acquisition.

        On 1 May 2008, DHN Drinks was formed, a new venture with Heineken and Namibia Breweries Limited (NBL) to market their combined beer, cider and ready to drink businesses in South Africa. Diageo and Heineken each own 42.25% of DHN Drinks and NBL owns 15.5%. Diageo equity accounts for this investment. The cost of this acquisition in the period was £43 million. In addition, Diageo and Heineken entered into an agreement whereby a new entity, Sedibeng Brewery (Pty) Limited, was created on 1 May 2008 to construct a brewery and bottling plant in South Africa. Heineken owns 75% and Diageo owns 25% of Sedibeng Brewery (Pty) Limited. The cost of this acquisition in the period was £8 million, included in investments in associates.

        Sales of £6 million are included within the consolidated income statement in respect of these acquisitions, with no impact on operating profit. If KOW and Rosenblum Cellars had been acquired on 1 July 2007, they would have contributed approximately £121 million to group sales and approximately £48 million to group operating profit for the year ended 30 June 2008.

        The principal acquisition in the year ended 30 June 2007 was the Smirnov brand in Russia through a company in which Diageo holds a 75% stake, acquired on 3 July 2006 for approximately £28 million, with an agreement to acquire the remaining 25% at fair value from 2016, for which Diageo provided £15 million as contingent consideration payable. Net assets acquired at fair value were £17 million with goodwill of £26 million arising on the acquisition.

        Acquisitions of investments in associates in the year ended 30 June 2007 comprised:

  •
  The acquisition of a 43% equity stake in Sichuan Chengdu Quanxing Group Company Limited, a company holding 39.48% of the equity in Sichuan ShuiJingFang Joint Stock Company Limited, acquired on 27 January 2007 for £37 million.

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

30    Contingent liabilities and legal proceedings

(i)    Guarantees    In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£101 million) until November 2009. Including this guarantee, but net of the amount provided in the consolidated financial statements, at 30 June 2008 the group has given performance guarantees and indemnities to third parties of £104 million.

Notes to the consolidated financial statements (continued)

30    Contingent liabilities and legal proceedings (continued)

        There has been no material change since 30 June 2008 in the group's performance guarantees and indemnities.

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

Associates    Transactions between the group and its associates were as follows:

  •
  Group sales include sales to associates of £17 million (2007 – £6 million; 2006 – £9 million) and operating costs include purchases from associates of £6 million (2007 – £3 million; 2006 – £nil).

  •
  At 30 June 2008, group receivables included £3 million receivable from associates (2007 – £nil) and group payables included £4 million payable to associates (2007 – £nil).

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

	2008	2007	2006
	£ million	£ million	£ million
Salaries and short term employee benefits	12	12	10
Non-executive directors' fees	1	1	1
Share-based payments(a)	6	6	6
Other long term benefits	—	2	3
Post employment benefits(a)	3	3	3

	22	24	23

(a)
Non-executive directors do not receive share-based payments or post employment benefits.

Details are given in the directors' remuneration report of the individual directors' remuneration and transactions between the group and key management personnel.

Pension plans    The Diageo pension plans are recharged with the cost of administration and professional fees paid for by the company in respect of the pension plans. The total amount recharged for the year was £15 million (2007 – £17 million; 2006 – £10 million).

32    Commitments

Capital expenditure    Commitments not provided for in these consolidated financial statements are estimated at £130 million (2007 – £86 million).

Operating lease commitments

	2008	2007
	£ million	£ million
Payments falling due:
Within one year	73	72
Between one and two years	73	64
Between two and three years	62	60
Between three and four years	50	50
Between four and five years	42	41
After five years	220	280

	520	567

33    Employee share compensation

The group uses a number of equity settled share plans to grant options and shares to its directors and employees. For the year ended 30 June 2008, the fair value charge to the consolidated income statement in respect of these plans was £26 million (2007 – £25 million; 2006 – £26 million).

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

(b)    Diageo senior executive share option plan (SESOP)    This scheme was introduced with effect from 1 January 2000 and grants options to senior executives at the market price on the date of grant. Options granted under the scheme cannot normally be exercised unless a performance condition is satisfied. The current performance condition is based on the increase in Diageo's adjusted earnings per share (EPS) measure over a three year period. If the increase in this EPS measure is at least 15 percentage points greater than the increase in the RPI over the same period, then all the options can be exercised. If the increase in this EPS measure is at least 12 percentage points greater than that of the RPI but less than 15 percentage points, half of the options can be exercised. Re-testing of the performance condition is not permitted on any options. US executives are granted options over the company's ADSs.

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

Notes to the consolidated financial statements (continued)

33    Employee share compensation (continued)

after grant. The scheme has discount criteria ranging from nil to 20% devised in accordance with local conditions and practices.

Executive share award plans

(a)    Total shareholder return (TSR) plan    Under the TSR plan, participants are granted a conditional right to receive shares. All conditional rights awarded vest after a three year period – the 'performance cycle' – subject to achievement of two performance tests. The primary performance test is a comparison of Diageo's three year total shareholder return – the percentage growth in Diageo's share price (assuming all dividends and capital distributions are reinvested) – with the TSR of a peer group of 16 other companies. TSR calculations are converted into a common currency (US dollars). The second performance test requires that the remuneration committee not recommend the release of awards unless it considers that there has been an underlying improvement in Diageo's three year financial performance, typically measured by improvement in an adjusted earnings per share measure.

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

Notes to the consolidated financial statements (continued)

33    Employee share compensation (continued)

        For the three years ended 30 June 2008, the calculation of the fair value of each option and share award used the binomial (share option and savings plans) and Monte Carlo (share award plans) option pricing models and the following weighted average assumptions:

	Executive share option plans	Savings plans	Executive share award plans
2008
Weighted average assumptions
Risk free interest rate	5.0%	5.0%	5.0%
Expected life of the options	60 months	36 months	36 months
Expected volatility	17%	15%	—
Dividend yield	3.0%	3.0%	3.0%
Weighted average fair value of options/awards granted in the year	188p	269p	660p
Number of options/awards granted in the year	7.6 million	2.9 million	2.1 million
Fair value of all options/awards granted in the year	£14 million	£8 million	£14 million
2007
Weighted average assumptions
Risk free interest rate	4.9%	5.1%	5.0%
Expected life of the options	60 months	35 months	36 months
Expected volatility	18%	13%	—
Dividend yield	4.0%	3.7%	4.0%
Weighted average fair value of options/awards granted in the year	144p	200p	841p
Number of options/awards granted in the year	8.3 million	2.7 million	2.1million
Fair value of all options/awards granted in the year	£12 million	£5 million	£18 million
2006
Weighted average assumptions
Risk free interest rate	4.2%	4.3%	4.2%
Expected life of the options	60 months	43 months	36 months
Expected volatility	30%	29%	—
Dividend yield	4.0%	4.0%	4.0%
Weighted average fair value of options/awards granted in the year	187p	224p	733p
Number of options/awards granted in the year	9.2 million	2.0 million	1.5 million
Fair value of all options/awards granted in the year	£17 million	£4 million	£11 million

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

(i)    Outstanding options    Options over ordinary shares and over ADSs (US schemes only) outstanding at 30 June 2008 were as follows:

	Range of exercise prices pence	Number at 30 June 2008	Weighted average remaining contractual life months	Weighted average exercise price pence
Executive share option plans	300-399	17,676	20	335
	400-499	1,022,465	33	468
	500-599	2,782,311	54	563
	600-699	6,644,186	62	645
	700-799	8,784,290	76	735
	800-899	7,448,832	92	846
	900-999	4,536,468	99	932
	1000-1099	7,486,877	111	1054

		38,723,105	83	806

Savings plans	500-599	1,657,736	16	549
	600-699	1,393,779	22	653
	700-799	1,568,174	33	749
	800-899	1,847,205	43	845
	900-999	1,294,334	20	943
	1000-1099	14,247	33	1077

		7,775,475	27	745

Notes to the consolidated financial statements (continued)

33    Employee share compensation (continued)

(ii)    Transactions on schemes    Transactions on the share option and share award plans and the weighted average grant date fair value for options and shares for the three years ended 30 June 2008 were as follows:

	Executive share option plans		Savings plans		Executive share award plans
	Number of options	Weighted average exercise price pence	Number of options	Weighted average exercise price pence	Number of awards
Balance outstanding at 30 June 2005	41,697,839	660	8,987,917	554	2,750,649
Granted	9,248,402	833	1,992,329	662	1,498,243
Exercised/awarded	(8,372,821)	645	(2,466,992)	488	(532,397)
Forfeited/expired	(1,212,827)	611	(665,862)	574	(300,911)

Balance outstanding at 30 June 2006	41,360,593	689	7,847,392	576	3,415,584
Granted	8,259,306	930	2,657,279	758	2,141,688
Exercised/awarded	(8,818,488)	641	(2,238,254)	526	(735,318)
Forfeited/expired	(1,429,186)	667	(426,485)	584	(464,747)

Balance outstanding at 30 June 2007	39,372,225	726	7,839,932	644	4,357,207
Granted	7,630,791	1054	2,895,869	866	2,105,292
Exercised/awarded	(7,281,171)	642	(2,350,804)	638	(473,387)
Forfeited/expired	(998,740)	838	(609,522)	689	(295,971)

Balance outstanding at 30 June 2008	38,723,105	806	7,775,475	745	5,693,141

Number of options exercisable at:
30 June 2008	15,744,487	647	48,938	665

30 June 2007	14,461,984	621	77,842	564

30 June 2006	13,412,979	583	92,899	546

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

34    Post balance sheet events

In the period from the balance sheet date to 27 August 2008, the company acquired and cancelled 23 million shares for a total consideration of £214 million including expenses. A further 30 million shares from the existing treasury shareholding were cancelled on 20 August 2008.

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

Report of Independent Registered Public Accounting Firm – Internal Controls

The Board of Directors and Shareholders of Diageo plc.

We have audited Diageo plc's ("Diageo") internal control over financial reporting as of 30 June 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Diageo's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Diageo maintained, in all material respects, effective internal control over financial reporting as of 30 June 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Diageo plc and subsidiaries which comprise the consolidated balance sheets as of 30 June 2008 and 2007, and the related consolidated income statements, consolidated statements of recognised income and expense, consolidated cash flow statements for each of the years in the three-year period ended 30 June 2008, on pages 118 to 186 including the disclosures identified as 'part of the audited financial statements' within the 'Risk Management' section on pages 69 to 71, the 'Market Risk Sensitivity Analysis' section

Report of Independent Registered Public Accounting Firm – Internal Controls (continued)

on pages 71 and 72 and the 'Critical Accounting Policies' section on pages 72 to 74, and our report dated 27 August 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG Audit Plc
London, England
27 August 2008

Unaudited computation of ratio of earnings to fixed charges and preferred share dividends

	Year ended 30 June
	2008	2007	2006	2005
	£ million	£ million	£ million	£ million
Earnings
Income before taxes on income, minority interests and discontinued operations	2,093	2,095	2,146	1,925
Less: Share of associates' income other than 50% associates	(177)	(149)	(131)	(121)
Add: Dividend income receivable from associates other than 50% associates	143	119	106	104
Add: Fixed charges	549	400	284	325
Less: Preferred share dividends payable	—	—	—	(11)

	2,608	2,465	2,405	2,222

Fixed charges
Interest payable and other finance charges	523	378	261	289
Add: Preferred share dividends payable	—	—	—	11
Add: One third of rental expense for continuing operations	26	22	23	25

	549	400	284	325

	ratio	ratio	ratio	ratio
Ratio	4.8	6.2	8.5	6.8

Notes

(1)
The IFRS fixed charges in the calculation of the ratio of earnings to fixed charges and preferred share dividends excludes interest on post employment plan liabilities.

(2)
Interest payable and other finance charges for the year ended 30 June 2008 includes a £75 million charge (2007 – a £30 million charge; 2006 – a £15 million charge; 2005 – £nil) in respect of fair value adjustments to the group's derivative instruments and a £6 million charge (2007 – £nil; 2006 – a £2 million charge; 2005 — £nil) in respect of exchange rate movements on net borrowings and short term inter company loans not meeting hedge accounting criteria.

Additional information for shareholders

Legal proceedings

Information on legal proceedings is set out in note 30 to the consolidated financial statements.

Related party transactions

Transactions with directors are disclosed in the directors' remuneration report (see 'Directors' remuneration report – Additional information') and transactions with other related parties are disclosed in note 31 to the consolidated financial statements.

Material contracts

Agreement for the acquisition of the Seagram spirits and wine businesses    On 19 December 2000, Diageo and Pernod Ricard SA entered into a stock and asset purchase agreement (the SAPA) with Vivendi Universal SA, whereby Pernod Ricard and Diageo agreed to acquire stock and assets of the worldwide spirits, wines, wine and malt coolers, other malt beverages, fortified wines, non-alcoholic mixers and other alcoholic and non-alcoholic beverages business of The Seagram Company Limited. The acquisition was completed on 21 December 2001.

        The acquisition consideration, under the SAPA, was $8.15 billion (£5.62 billion) in cash, subject to a number of adjustments. Diageo's share of the purchase price, after adjustment, was £3.7 billion. The terms of the bidding and acquisition arrangements between Pernod Ricard and Diageo for the Seagram acquisition were governed by the Framework Implementation Agreement, a formal agreement entered into on 4 December 2000 which was subsequently amended and restated (the FIA). The FIA set out (amongst other things) principles governing the split of the Seagram spirits and wine businesses, the integration process for the business and the interim management of the non-core businesses. The FIA was terminated by the execution of a further agreement on 21 December 2002 which was subsequently amended and supplemented (the SOFIA) although this termination is without prejudice to any prior breaches of the FIA. Under the SOFIA, all material assets that were jointly acquired by Pernod Ricard and Diageo from Vivendi Universal are allocated between Diageo and Pernod Ricard. A number of the provisions of the FIA have been carried forward into the SOFIA in modified form. These include provisions relating to the parties' responsibility for liabilities incurred by or in connection with the various businesses acquired under the SAPA including for the sharing of certain liabilities between the parties. Where liability is to be shared between Diageo and Pernod Ricard, this is generally on the basis of the same 60.9/39.1 ratio adopted for the FIA (subject to, amongst other things, de minimis limitations that limit the ability of one party to recover from the other in certain cases and to detailed conduct of claims provisions). The SOFIA also provides for the settlement of various historic and ongoing claims between the parties under the FIA and for the settlement of various costs and expenses (including future costs and expenses). In addition, the SOFIA provides the basis for the management of the remaining jointly-owned businesses including for their future restructuring and/or liquidation.

Debt securities

Pursuant to an Agreement of Resignation, Appointment and Acceptance dated 16 October 2007 by and among Diageo plc, Diageo Capital plc, Diageo Finance BV, Diageo Investment Corporation, The Bank of New York and Citibank NA, The Bank of New York Mellon has become the successor trustee to Citibank NA under the company's indentures dated 3 August 1998, 8 December 2003 and 1 June 1999. Pursuant to an Agreement of Resignation, Appointment and Acceptance dated 25 March 2008 by and among Diageo plc, Diageo Finance BV, Diageo Investment Corporation, The Bank of New York and US Bank Trust National Association, The Bank of New York Mellon has become the successor trustee

Additional information for shareholders (continued)

Debt securities (continued)

to US Bank Trust National Association under the company's indentures dated 15 August 1991, 11 May 1994 and 20 February 1996.

Share capital

As at 10 September 2008, Diageo had an authorised share capital of 5,329 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £1,542 million, and an allotted and fully paid share capital of 2,764 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £800 million (including treasury shares and shares owned by the employee share trusts).

Major shareholders    At 10 September 2008, the following substantial interests (3% or more) in the company's ordinary share capital (voting securities) had been notified to the company.

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital (excluding treasury shares)	Date of notification of interest
Capital Research and Management Company (indirect holding)	155,553,200	5.78%	16 March 2007
Legal & General Group Plc (direct holding)	107,824,143	4.12%	26 October 2007

The company has not been notified of any other substantial interests in its securities. The company's substantial shareholders do not have different voting rights. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government. Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company.

        As at the close of business on 10 September 2008, 504,828,312 ordinary shares, including those held through ADSs, were held by approximately 2,698 holders (including American Depositary Receipt (ADR) holders) with registered addresses in the United States, representing approximately 20% of the outstanding ordinary shares (excluding treasury shares). At such date, 125,984,815 ADSs were held by 1,948 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet or Guinness Group ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

Trading market for shares    The Diageo plc ordinary shares are listed on the London Stock Exchange (the Exchange) and on the Dublin and Paris Stock Exchanges. Diageo plc American Depositary Shares (ADSs), representing four Diageo plc ordinary shares each, are listed on the New York Stock Exchange (NYSE).

        The principal trading market for the ordinary shares is the Exchange. Shares are traded on the Exchange's electronic order book. Orders placed on the order book are displayed on-screen through a central electronic system and trades are automatically executed, in price and then time priority, when orders match with corresponding buy or sell orders.

        Only member firms of the Exchange can enter or delete orders on behalf of clients or on their own account. All orders are anonymous. Although use of the order book is not mandatory, all trades, whether or not executed through the order book and regardless of size, must be published immediately after execution unless they are large trades eligible for deferred publication.

Additional information for shareholders (continued)

Share capital (continued)

        The Markets in Financial Instruments Directive (MiFID) repealed the Investment Services Directive (ISD) on 1 November 2007. It replaced the worked principal agreement basis for delayed reporting of large trades with a sliding scale requirement based on qualifying minimum thresholds for the amount of consideration to be paid/the proportion of average daily turnover (ADT) of a stock represented by a trade. Provided that a trade/consideration equals or exceeds the qualifying minimum size, it will be eligible for deferred publication ranging from 60 minutes from time of trade to three trading days after time of trade. Diageo ordinary shares have an ADT of £75m. The ADT for each equity security is calculated as the yearly turnover divided by the number of trading days, excluding negotiated trades (i.e. those trades privately negotiated but executed within the exchange).

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

	Per ordinary share		Per ADS
	High	Low	High	Low
	pence	pence	$	$
Year ended 30 June
2004	780	625	57.38	40.59
2005	824	658	60.96	48.58
2006	928	777	68.98	55.11
2007	1094	895	86.79	65.83
2008	1122	911	92.55	72.70
Three months ended
September 2006	963	895	72.92	65.83
December 2006	1010	941	79.88	70.77
March 2007	1048	966	82.23	75.39
June 2007	1094	1032	86.79	81.61
September 2007	1086	990	87.82	78.93
December 2007	1122	1050	92.55	84.90
March 2008	1081	943	85.83	76.32
June 2008	1075	911	85.99	72.70
2008 monthly
January	1080	943	85.83	76.32
February	1081	1013	85.00	79.37
March	1047	981	84.05	79.12
April	1075	1008	85.99	79.86
May	1047	973	82.80	77.40
June	1005	911	79.60	72.70
July	916	857	74.21	69.02
August	1017	878	76.65	69.67
Up to 10 September 2008	1065	1003	74.77	71.85

At close of business on 10 September 2008, the market prices for ordinary shares and ADSs were 1045 pence and $73.80, respectively.

Memorandum and articles of association

The following description summarises certain provisions of Diageo's memorandum of association and of its articles of association (as adopted by special resolution at the Annual General Meeting on 18 October 2005) and applicable English law concerning companies (the Companies Acts), in each case as at 11 August 2008. This summary is qualified in its entirety by reference to the Companies Acts and Diageo's memorandum and articles of association. Information on where investors can obtain copies of the memorandum and articles of association is provided under 'Additional information for shareholders – Documents on display' below.

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

        A resolution will be put to the Annual General Meeting to be held on 15 October 2008 to amend the articles of association. The proposed changes primarily reflect changes in the law as a result of the implementation of the Companies Act 2006. If adopted, the changes will be reflected in the summary of the articles which will appear in the 2009 Annual Report.

        All of Diageo's ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by Diageo from the holders of such shares.

Objects and purposes    Diageo is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307. Diageo's objects and purposes are set forth in the fourth clause of its memorandum of association and cover a wide range of activities, including carrying on the business of a holding company, carrying on the business of producing, distributing and marketing branded drinks and brewing, distilling and manufacturing wines, spirits and mineral or other types of water, as well as doing anything incidental or conducive to the attainment of its objectives. The memorandum of association grants Diageo a broad range of powers to effect these objectives.

Directors    Diageo's articles of association provide for a board of directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three directors and not more than 25 directors, in which all powers to manage the business and affairs of Diageo are vested. Directors may be elected by the members in a general meeting or appointed by the board of directors. At each annual general meeting at least one-third of the directors, representing those directors who have been in office the longest since their last election, and, in addition, any directors appointed by the board of directors since the last annual general meeting are required to resign and are then reconsidered for election, assuming they wish to stand for re-election. There is no age limit requirement in respect of directors.

        Under Diageo's articles of association, a director cannot vote in respect of any proposal in which the director, or any person connected with the director, has a material interest. However, this restriction on voting does not apply to resolutions (a) giving the director any guarantee, security or indemnity in respect of obligations or liabilities incurred for the benefit of Diageo, (b) giving any guarantee, security or indemnity to a third party in respect of obligations of Diageo for which the director has assumed responsibility under an indemnity or guarantee or by the giving of security, (c) relating to an offer of securities of Diageo in which the director participates or may participate as a holder of shares or other securities or in the underwriting, (d) relating to any contract in which the director is interested by virtue of the director's interest in securities of Diageo or by reason of any other interest in or through Diageo, (e) concerning any other company in which the director is directly or indirectly interested, provided that the director does not own 1% or more of that company, (f) relating to the arrangement of any employee benefit (including any retirement benefit plan) in which the director will share equally with other employees, (g) relating to any insurance that Diageo purchases or maintains for its directors or any group of people, including directors, (h) giving the director an indemnity where all the other directors are being offered indemnities on substantially the same terms, and (i) for the funding by Diageo of the director's expenditure on defending proceedings or the doing by Diageo of anything to enable the director to avoid incurring such expenditure where all the other directors are being offered substantially the same arrangements. A director cannot vote in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with Diageo or any company in which Diageo is interested.

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

        Under the articles of association, compensation awarded to directors may be decided by the board or any authorised committee of the board. The remuneration committee is responsible for making recommendations to the board concerning matters relating to remuneration policy. It is comprised of all the non-executive directors except for the chairman.

        The directors are empowered to exercise all the powers of Diageo to borrow money, subject to the limitation that the aggregate amount of all net external borrowings of the group outstanding at any time shall not exceed an amount equal to twice the aggregate of the group's adjusted capital and reserves calculated in the manner prescribed in the articles of association, unless sanctioned by an ordinary resolution of Diageo's shareholders.

        Directors are not required to hold any shares of Diageo as a qualification to act as a director.

Dividend rights    Holders of Diageo's ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends or fixed rate dividends. No dividend may be paid other than out of profits available for distribution. The board may withhold payment of all or any part of any dividends or other monies payable in respect of Diageo's shares from a person with a 0.25 per cent interest (as defined in the articles of association) if such a person has been served with a restriction notice (as defined in the articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts. Dividends may be paid in currencies other than pounds sterling and such dividends will be calculated using an appropriate market exchange rate as determined by the directors in accordance with Diageo's articles of association.

        If a dividend has not been claimed, the directors may invest the dividend or use it in some other way for the benefit of Diageo until the dividend is claimed. If the dividend remains unclaimed for 12 years after the date such dividend was declared or became due for payment, it will be forfeited and will revert to Diageo (unless the directors decide otherwise). Diageo may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means for payment of dividends if either (a) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed, or (b) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable enquiries have failed to establish any new postal address or account of the holder. Diageo must resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

        Diageo's articles of association permit payment or satisfaction of a dividend wholly or partly by distribution of specific assets, including fully paid shares or debentures of any other company. Such action must be directed by the general meeting which declared the dividend and upon the recommendation of the directors.

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

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

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

Diageo's articles of association provide for matters to be transacted at general meetings of Diageo by the proposing and passing of three kinds of resolutions:

  •
  ordinary resolutions, which include resolutions for the election, re-election and removal of directors, the approval of financial statements, the declaration of final dividends, the appointment and re-appointment of the external auditor, the increase of authorised share capital and the grant of authority to allot shares;

  •
  special resolutions, which include resolutions amending Diageo's memorandum or articles of association and resolutions relating to certain matters concerning Diageo's winding up; and

  •
  extraordinary resolutions, which include resolutions modifying the rights of any class of Diageo's shares at a meeting of the holders of such class.

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

        A shareholder is not entitled to vote at any general meeting or class meeting in respect of any share held by him if he has been served with a restriction notice (as defined in the articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts.

Liquidation rights    In the event of the liquidation of Diageo, after payment of all liabilities and deductions taking priority in accordance with English law, the balance of assets available for distribution will be distributed among the holders of ordinary shares according to the amounts paid up on the shares held by them. A liquidator may, with the sanction of an extraordinary resolution of the shareholders and any other sanction required by the Companies Acts, divide among the shareholders the whole or any part of Diageo's assets. Alternatively, a liquidator may, upon the adoption of an extraordinary resolution of the shareholders, vest the assets in whole or in part in trustees upon such trusts for the benefit of shareholders. No shareholder is compelled to accept any assets upon which there is a liability, however.

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

Pre-emptive rights and new issues of shares    While holders of ordinary shares have no pre-emptive rights under the articles of association, the ability of the directors to cause Diageo to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted. Under the Companies Acts, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company's articles of association or given by its shareholders in general meeting, but which in either event cannot last for more than five years. Under the Companies Acts, Diageo may also not allot shares for cash (otherwise than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders.

Disclosure of interests in Diageo's shares    There are no provisions in the articles of association whereby persons acquiring, holding or disposing of a certain percentage of Diageo's shares are required to make disclosure of their ownership percentage, although there are such requirements under the Companies Acts. The basic disclosure requirement under Part 6 of the Financial Services and Markets Act 2000 and Rule 5 of the Disclosure and Transparency Rules made by the Financial Services Authority imposes a statutory obligation on a person to notify Diageo and the Financial Services Authority of the percentage of the voting rights in Diageo he directly or indirectly holds or controls, or has rights over, through his direct or indirect holding of certain financial instruments, if the percentage of those voting rights:

  •
  reaches, exceeds or falls below 3% and/or any subsequent whole percentage figure as a result of an acquisition or disposal of shares or financial instruments; or

  •
  reaches, exceeds or falls below any such threshold as a result of any change in the breakdown or number of voting rights attached to shares in Diageo.

The Disclosure and Transparency Rules set out in detail the circumstances in which an obligation of disclosure will arise, as well as certain exemptions from those obligations for specified persons.

        Under section 793 of the Companies Act 2006, Diageo may, by notice in writing, require a person that Diageo knows or has reasonable cause to believe is or was during the three years preceding the date of notice interested in Diageo's shares to indicate whether or not that is the case and, if that person does or did hold an interest in Diageo's shares, to provide certain information as set out in that Act.

        Rule three of the Disclosure and Transparency Rules further requires persons discharging managerial responsibilities within Diageo (and their connected persons) to notify Diageo of transactions conducted on their own account in Diageo shares or derivatives or certain financial instruments relating to Diageo shares.

        The City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offer or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

General meetings and notices    At least 21 clear days' written notice of an annual general meeting is required. An annual general meeting may be held on shorter notice provided that all the shareholders entitled to attend and vote at the meeting agree. Any general meeting which is not an annual general meeting is called an 'extraordinary general meeting'. At least 14 clear days' written notice of any

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

extraordinary general meeting is required, unless a special resolution or a resolution on which special notice has been given to Diageo is proposed, in which case 21 clear days' written notice is required. Any extraordinary general meeting may be held on shorter notice if a majority in number of shareholders, who together hold at least 95% in nominal value of Diageo's shares giving a right to attend and vote at such meeting, agree.

        An annual general meeting of shareholders must be held within six months of Diageo's accounting reference date and at a time and place determined by the directors.

        The chairman of any general meeting is entitled to refuse admission to (or eject from) that general meeting any person who fails to comply with any security arrangements or restrictions that the board may impose.

Variation of rights    If, at any time, Diageo's share capital is divided into different classes of shares, the rights attached to any class of shares may be varied, subject to the provisions of the Companies Acts, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.

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

Repurchase of shares    Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo's issued share capital. Diageo currently has shareholder authority to buy back up to 263,122,000 ordinary shares during the period up to the next annual general meeting. The minimum price which must be paid for such shares is 28 101/108 pence and the maximum price is the higher of (a) an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out.

Restrictions on transfers of shares    The board may decline to register a transfer of a certificated Diageo share unless the instrument of transfer (a) is duly stamped or certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the board may reasonably require, and (b) if to joint transferees, is in favour of not more than four such transferees.

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

        Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the uncertificated securities rules (as defined in the articles of association) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

        The board may decline to register a transfer of any of Diageo's certificated shares by a person with a 0.25% interest (as defined in the articles of association) if such a person has been served with a restriction notice (as defined in the articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the board to be pursuant to an arm's length sale (as defined in the articles of association).

Exchange controls

There are currently no UK foreign exchange control restrictions on the payment of dividends to US persons on Diageo's ordinary shares or on the conduct of Diageo's operations.

        There are no restrictions under the company's memorandum and articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote the company's ordinary shares.

        Please refer to the 'Taxation' section below for details relating to the taxation of dividend payments.

Documents on display

The latest Annual Report, the Annual Review and any related documents of the company may be inspected at the Securities and Exchange Commission's public reference room located at 100 F Street, NE, Washington, DC 20549. Information on the operation of the public reference room can be obtained by calling the Securities and Exchange Commission at 1 800 SEC 0330.

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

Additional information for shareholders (continued)

Taxation (continued)

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

  •
  a US domestic corporation;

  •
  an estate whose income is subject to US federal income tax regardless of its source; or

  •
  a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust.

This section is not intended to provide specific advice and no action should be taken or omitted in reliance upon it. This discussion addresses only certain aspects of US federal income tax and UK income tax, corporation tax, capital gains tax, inheritance tax and stamp taxes.

Dividends    UK taxation    There is no UK withholding tax on dividends. A shareholder who is an individual resident for UK tax purposes in the United Kingdom that receives a dividend from the company will generally be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related credit, known as the gross dividend, which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to

Additional information for shareholders (continued)

Taxation (continued)

the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend calculated as 32.5% of the gross dividend less the related tax credit. A shareholder that is a company resident for tax purposes in the United Kingdom will not generally be taxable on any dividend it receives in respect of the shares. A shareholder who is not liable for tax on dividends received on the shares will not be entitled to claim payment of the tax credit in respect of those dividends.

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

        The dividend must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the United States, and dividends paid in taxable years beginning before 1 January 2007 generally will be 'passive' or 'financial services' income, while dividends paid in taxable years beginning after 31 December 2006 will generally be 'passive' or 'general' income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder. The amount of the dividend distribution that must be included in income of a US holder will be the US dollar value of the pence payments made, determined at the spot UK sterling/US dollar foreign exchange rate on the date the dividend distribution is included in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder's basis in the ordinary shares or ADSs and thereafter as capital gain.

Taxation of capital gains    UK taxation    A citizen or resident (for tax purposes) of the United States who has at no time been either resident or ordinarily resident in the United Kingdom will not be liable for UK tax on capital gains realised or accrued on the sale or other disposal of ordinary shares or

Additional information for shareholders (continued)

Taxation (continued)

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

        A US holder who is liable for both UK and US tax on a gain on the disposal of ordinary shares or ADSs will generally be entitled, subject to certain limitations, to a credit against the holder's US federal income tax liability for the amount of any UK tax paid in respect of such gain.

PFIC rules    Diageo believes that ordinary shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. Instead, US holders would be treated as if the holder had realised such gain and certain 'excess distributions' pro-rated over the holder's holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received from Diageo will not be eligible for the special tax rates applicable to qualified dividend income if Diageo is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

UK inheritance tax    An ordinary share or ADS held by an individual shareholder who is domiciled in the United States for the purposes of the Convention between the United States and the United Kingdom relating to estate and gift taxes (the Convention) and is not a UK national as defined in the Convention will not be subject to UK inheritance tax on the individual's death (whether held on the date of death or gifted during the individual's lifetime) except where the ordinary share or ADS is part of the business property of a UK permanent establishment of the individual or pertains to a UK fixed base of an individual who performs independent personal services. The Convention generally provides for inheritance tax paid in the United Kingdom to be credited against federal gift or estate tax payable in the United States, or for federal gift or estate tax paid in the United States to be credited against any inheritance tax payable in the United Kingdom, based on priority rules set forth in the Convention, in a case where an ordinary share or ADS is subject both to UK inheritance tax and to US federal gift or estate tax.

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

Additional information for shareholders (continued)

Taxation (continued)

United Kingdom. Furthermore, an agreement to transfer ADSs in the form of ADRs will not give rise to a liability to SDRT.

        Purchases of ordinary shares will be subject to UK stamp duty, or SDRT as the case may be, at the rate of 0.5% of the price payable for the ordinary shares at the time of the transfer. However, where ordinary shares being acquired are transferred direct to the Depositary's nominee, the only charge will generally be the higher SDRT charge of 1.5% of the price payable for the ordinary shares so acquired.

 Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

DIAGEO plc (REGISTRANT)
/s/ NC ROSE NC Rose Chief financial officer

15 September 2008

Exhibits

1.1	Memorandum and Articles of Association of Diageo plc, dated as of 16 October 2007
2.1	Indenture, among Diageo Capital plc, Diageo plc and The Bank of New York Mellon, dated as of 3 August 1998* (incorporated by reference to Exhibit 4.1 to Diageo plc's Registration Statement on Form F-3 (Commission File No. 333-8874))
2.2	Indenture, among Diageo Investment Corporation, Diageo plc and The Bank of New York Mellon, dated as of 1 June 1999* (incorporated by reference to Exhibit 2.2 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))
2.3	Indenture, among Diageo Finance B.V., Diageo plc and The Bank of New York Mellon, dated as of 8 December 2003* (incorporated by reference to Exhibit 4.4 to Diageo plc's Registration Statement on Form F-3 (Commission File No. 333-110804))
4.1	SOFIA: an agreement relating to the termination of the Framework and Implementation Agreement between Diageo plc and Pernod Ricard S.A., dated 21 December 2002 (incorporated by reference to Exhibit 4.6 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))
4.2	Service Agreement between Diageo plc and Paul S. Walsh, dated 1 November 2005 (incorporated by reference to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2006 (Commission File No. 1-10691))
4.3	Service Agreement between Diageo plc and Nicholas C. Rose, dated 14 February 2006 (incorporated by reference to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2006 (Commission File No. 1-10691))
4.4	Letter of Agreement between Diageo plc and Dr Franz B. Humer, dated 19 July 2007
4.5	Form of Service Agreement for Diageo plc's executives in the United Kingdom dated as of 1 July 2006 (incorporated by reference to Exhibit 4.7 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2007 (Commission File No. 1-10691))
4.6	Form of Service Agreement for Diageo plc's executives in the United States dated as of 1 July 2006 (incorporated by reference to Exhibit 4.7 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2007 (Commission File No. 1-10691))
4.7	The Diageo plc Senior Executive Share Option Plan dated as of 26 August 2008
4.8	The Diageo plc Executive Share Option Plan dated as of 26 August 2008
4.9	The Diageo plc Associated Companies Share Option Plan dated as of 26 August 2008
4.10	Diageo plc Long Term Incentive Plan dated as of 26 August 2008
4.11	The Discretionary Incentive Plan dated as of 26 August 2008
4.12	The Diageo plc 1998 United States Employee Stock Purchase Plan dated as of 26 August 2008
4.13	The Diageo plc 2007 United States Employee Stock Purchase Plan dated as of 26 August 2008
4.14	Diageo plc UK Sharesave Scheme 2000 dated as of 26 August 2008
4.15	The Diageo 2001 Share Incentive Plan dated as of 7 February 2007
4.16	Addendum to Form of Service Agreement for Diageo plc's executives in the United States
7.1	Description of ratio of earnings to fixed charges (included on page 190 of the Annual Report)
8.1	Principal group companies (included on page 187 of the Annual Report)
12.1	Certification of Paul S. Walsh filed pursuant to 17 CFR 240.13a-14(a)
12.2	Certification of Nicholas C. Rose filed pursuant to 17 CFR 240.13a-14(a)
13.1	Certification of Paul S. Walsh furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b)
13.2	Certification of Nicholas C. Rose furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b)
15.1	Consent of independent registered public accounting firm

*
Pursuant to an Agreement of Resignation, Appointment and Acceptance dated 16 October 2007 by and among the company, Diageo Capital plc, Diageo Finance BV, Diageo Investment Corporation, The Bank of New York and Citibank NA, The Bank of New York Mellon has become the successor trustee to Citibank NA under the company's indentures dated 3 August 1998, 8 December 2003 and 1 June 1999.

Cross reference to Form 20-F

The information in this document that is referenced in the following table and the cautionary statement concerning forward-looking statements on pages 25 and 26 is included in Diageo's 2008 Form 20-F and is filed with the Securities and Exchange Commission (SEC).

Item	Required item in 20-F	Page
Part I
1.	Identity of directors, senior management and advisers
Not applicable
2.	Offer statistics and expected timetable
Not applicable
3.	Key information
	Selected financial data	1-5
	Risk factors	20-24
4.	Information on the company
	Business description	6-26
	Principal group companies	187
4A.	Unresolved Staff Comments
Not applicable
5.	Operating and financial review and prospects
	Operating results	27-62
	Trend information	62
	Liquidity and capital resources	63-67
	Contractual obligations	68
	Off-balance sheet arrangements	68
	Critical accounting policies	72-74
	Adoption of IFRS	74-75
	New accounting standards	75
6.	Directors, senior management and employees
	Directors and senior management	76-79
	Directors' remuneration report	80-100
	Corporate governance report – Board of directors	101-103
	Audit committee	103-105
	Remuneration committee	106
	Directors' report – Directors	113
	Employees	15-16
7.	Major shareholders and related party transactions
	Related party transactions	180-181
	Major shareholders	192
8.	Financial information
	Dividends	3
	Report of independent registered public accounting firm	117
	Consolidated primary financial statements	118-121
	Accounting policies	122-127
	Notes to the consolidated financial statements	128-186
	Legal proceedings	191
9.	The offer and listing
	Trading market for shares	192

Item	Required item in 20-F	Page
10.	Additional information
	Material contracts	191
	Share capital	192-194
	Memorandum and articles of association	194-200
	Exchange controls	200
	Documents on display	200
	Taxation	200-204
11.	Quantitative and qualitative disclosures about market risk
	Risk management	69-71
	Sensitivity analysis	71-72
12.	Description of securities other than equity securities
	Not applicable
Part II
13.	Defaults, dividend arrearages and delinquencies
	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds
	Debt securities	191
15.	Controls and procedures
	Filings assurance committee	107
	Management's report on internal control over financial reporting	111
	Report of independent registered public accounting firm – internal controls	188-189
	Internal control and risk management	107-108
16A.	Audit committee financial expert
	Audit committee	103-105
16B.	Code of ethics
	Compliance programme	109
16C.	Principal accountant fees and services
	Auditor fees	135
16D.	Exemptions from the listing standards for audit committees
	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers
	Capital repayments	64-65
	Purchases of own shares	114
17.	Financial statements
	Not applicable
Part III
18.	Financial statements
	Report of independent registered public accounting firm	117
	Consolidated primary financial statements	118-121
	Accounting policies	122-127
	Notes to the consolidated financial statements	128-186
19.	Exhibits	206
Additional information
Corporate governance		101
Unaudited computation of ratio of earnings to fixed charges and preferred share dividends		190
Glossary of terms and US equivalents		210

It is possible to read and copy documents that have been filed by Diageo plc with the U.S. Securities and Exchange Commission (SEC) at the SEC's public reference room, located at 450 5th Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges. Filings with the SEC are also available to the public from commercial document retrieval services and on the web site maintained by the SEC at www.sec.gov.

 Glossary of terms and US equivalents

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Term used in UK Annual Report	US equivalent or definition
Acquisition accounting	Purchase accounting
Associates	Entities accounted for under the equity method
American Depositary Receipt (ADR)	Receipt evidencing ownership of an ADS
American Depositary Share (ADS)	Registered negotiable security, listed on the New York Stock Exchange, representing four Diageo plc ordinary shares of 28 101/108 pence each
Called up share capital	Common stock
Capital allowances	Tax depreciation
Capital redemption reserve	Other additional capital
Company	Diageo plc
Creditors	Accounts payable and accrued liabilities
Debtors	Accounts receivable
Employee share schemes	Employee stock benefit plans
Employment or staff costs	Payroll costs
Equivalent units	An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. To convert volume of products other than spirits to equivalent units: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five, ready to drink in nine litre cases divide by 10, and certain pre-mixed products classified as ready to drink divide by five.
Euro, €, ¢	Euro currency
Exceptional items	Items that, in management's judgement, need to be disclosed separately by virtue of their size or incidence.
Excise duty	Tax charged by a sovereign territory on the production, manufacture, sale or distribution of selected goods (including imported goods) within that territory. Excise duties are generally based on the quantity or alcohol content of goods, rather than their value, and are typically applied to alcohol products and fuels.
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Free cash flow	Net cash flow from operating activities, and net purchase and disposal of investments and property, plant and equipment
Freehold	Ownership with absolute rights in perpetuity
GAAP	Generally accepted accounting principles
Group and Diageo	Diageo plc and its consolidated subsidiaries
IFRS	International Financial Reporting Standards as endorsed and adopted for use in the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board
Impact Databank	An international data resource for the beverage alcohol industry that is independent from industry participants
Merger accounting	Pooling of interests
Net asset value	Book value
Noon buying rate	Buying rate at noon in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York
Operating profit	Net operating income
Organic movement	At level foreign exchange rates and after adjusting for exceptional items, acquisitions and disposals for continuing operations
Own shares	Treasury stock
Pound sterling, sterling, £, pence, p	UK currency
Profit	Earnings
Profit and loss account	Statement of income/accumulated earnings
Profit for the year	Net income
Provisions	Accruals for losses/contingencies
Recognised income and expense	Comprehensive income
Redundancy charges	Early release scheme expenses
Reserves	Accumulated earnings, other comprehensive income and additional paid in capital
RPI	UK retail prices index
Scrip dividend	Stock dividend
SEC	US Securities and Exchange Commission
Share premium	Additional paid in capital or paid in surplus
Shareholders' funds	Shareholders' equity
Shares	Common stock
Shares and ordinary shares	Diageo plc's ordinary shares
Shares in issue	Shares issued and outstanding
Trade and other payables	Accounts payable and accrued liabilities
Trade and other receivables	Accounts receivable
US dollar, US$, $, ¢	US currency

QuickLinks

Contents
Historical information
Business description
  Strategy
  Premium drinks
  Global priority brands
  Disposed businesses
  Risk factors
  Cautionary statement concerning forward-looking statements
Business review
  Introduction
  Operating results – 2008 compared with 2007
  Analysis by business area and brand
  North America
  Europe
  International
  Asia Pacific
  Corporate revenue and costs
  Operating results – 2007 compared with 2006
  Analysis by business area and brand
  North America
  Europe
  International
  Asia Pacific
  Corporate revenue and costs
  Trend information
  Recent developments
  Liquidity and capital resources
  Contractual obligations
  Off-balance sheet arrangements
  Risk management
  Market risk sensitivity analysis
  Sensitivity analysis table
  Critical accounting policies
  Adoption of IFRS
  New accounting standards
Directors and senior management
Directors' remuneration report
Corporate governance report
Directors' report
Contents – Consolidated financial statements Year ended 30 June 2008
Report of Independent Registered Public Accounting Firm
Consolidated income statement
Consolidated statement of recognised income and expense
Consolidated balance sheet
Consolidated cash flow statement
Accounting policies of the group
Notes to the consolidated financial statements
Principal group companies
Report of Independent Registered Public Accounting Firm – Internal Controls
Unaudited computation of ratio of earnings to fixed charges and preferred share dividends
Additional information for shareholders
Legal proceedings
Related party transactions
Material contracts
Debt securities
Share capital
Memorandum and articles of association
Exchange controls
Documents on display
Taxation
  Signature
Glossary of terms and US equivalents