Form 20-F
period 2009-06-30
DIAGEO PLC
filed 2009-09-11
CIK 835403

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 30 June 2009

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
Yes ☒    No ☐

          If this report is an annual or transition report, indicate by check mark if each registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐    No ☒

          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

          Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

          Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☒    Accelerated Filer ☐    Non-Accelerated Filer ☐

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

          If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☐

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No ☒

          This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 30 June 2009 of Diageo plc (the 2009 Form 20-F). Reference is made to the cross reference to Form 20-F table on pages 219 to 221 hereof (the Form 20-F Cross reference table). Only (i) the information in this document that is referenced in the Form 20-F Cross reference table, (ii) the cautionary statement concerning forward-looking statements on pages 26 and 27 and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statements on Form F-3 File Nos. 333-110804, 333-132732 and 333-153488 and Registration Statements on Form S-8 File Nos. 333-153481 and 333-154338, and any other documents, including documents filed by Diageo plc pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2009 Form 20-F. Any information herein which is not referenced in the Form 20-F Cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference.

 Contents

1	Historical information
6	Business description
6	Strategy
7	Premium drinks
20	Disposed businesses
21	Risk factors
26	Cautionary statement concerning forward-looking statements
28	Business review
28	Introduction
30	Operating results 2009 compared with 2008
49	Operating results 2008 compared with 2007
65	Trend information
65	Recent developments
66	Liquidity and capital resources
70	Contractual obligations
71	Off-balance sheet arrangements
71	Risk management
74	Market risk sensitivity analysis
75	Critical accounting policies
77	New accounting standards
78	Directors and senior management
83	Directors' remuneration report
105	Corporate governance report
120	Directors' report
123	Consolidated financial statements
124	Report of independent registered public accounting firm
125	Consolidated income statement
126	Consolidated statement of recognised income and expense
127	Consolidated balance sheet
128	Consolidated cash flow statement
129	Accounting policies of the group
136	Notes to the consolidated financial statements
199	Principal group companies
200	Report of independent registered public accounting firm – internal controls
202	Unaudited computation of ratio of earnings to fixed charges and preferred share dividends
203	Additional information for shareholders
203	Legal proceedings
203	Related party transactions
203	Material contracts
203	Share capital
206	Memorandum and articles of association
211	Exchange controls
211	Documents on display
211	Taxation
216	Signature
217	Exhibits
219	Cross reference to Form 20-F

Contents (continued)
222	Glossary of terms and US equivalents
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1

This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2009. The information set out in this Form 20-F does not constitute Diageo plc's statutory accounts under the UK Companies Acts for the years ended 30 June 2009, 2008 or 2007. KPMG Audit Plc has reported on those accounts; their audit reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237 (2) or (3) of the Companies Act 1985 in respect of the accounts for the years ended 30 June 2008 or 2007 nor a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the accounts for the year ended 30 June 2009. The accounts for 2008 and 2007 have been delivered to the registrar of companies and those for 2009 will be delivered in due course.

This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo's control. For more details, please refer to the cautionary statement concerning forward-looking statements on pages 26 and 27.

This report includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use. In this report, the term 'company' refers to Diageo plc and terms 'group' and 'Diageo' refer to the company and its consolidated subsidiaries, except as the context otherwise requires. A glossary of terms used in this report is included at the end of the document.

Diageo's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed and adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB. Unless otherwise indicated, all financial information contained in this document has been prepared in accordance with IFRS.

The brand ranking information presented in this report, when comparing volume information with competitors, has been sourced from data published during 2009 by Impact Databank. Market data information is taken from industry sources in the markets in which Diageo operates.

Information presented

Percentage movements in this document are organic movements unless otherwise stated. These movements and operating margins are before exceptional items. Commentary, unless otherwise stated refers to organic movements. Share, unless otherwise stated, refers to volume share. See the 'Business review' for an explanation of organic movement calculations. The financial statements for the year ended 30 June 2009 have been prepared in accordance with IFRS.

The content of the company's website (www.diageo.com) should not be considered to form a part of or be incorporated into this Form 20-F.

Historical information

The following table presents selected consolidated financial data for Diageo prepared under International Financial Reporting Standards (IFRS) as endorsed and adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB) for the five years ended 30 June 2009 and as at the respective year ends. References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB, unless otherwise indicated. Consolidated financial data was prepared in accordance with IFRS for the first time for the year ended 30 June 2006, following the implementation of IFRS by the group, and the data for the year ended 30 June 2005 was adjusted accordingly to IFRS. The data presented below has been derived from Diageo's audited consolidated financial statements.

		Year ended 30 June
	Notes	2009	2008	2007	2006	2005
		£ million	£ million	£ million	£ million	£ million
Income statement data
Sales		12,283	10,643	9,917	9,704	8,968
Operating profit	2	2,443	2,226	2,159	2,044	1,731
Profit for the year
Continuing operations	2,3	1,723	1,571	1,417	1,965	1,326
Discontinued operations	4	2	26	139	—	73

Total profit for the year	2,3	1,725	1,597	1,556	1,965	1,399

		pence	pence	pence	pence	pence
Per share data
Dividend per share	5	36.10	34.35	32.70	31.10	29.55
Earnings per share
Basic
Continuing operations		65.1	58.3	50.2	67.2	42.8
Discontinued operations		0.1	1.0	5.2	—	2.4

Basic earnings per share		65.2	59.3	55.4	67.2	45.2

Diluted
Continuing operations		64.9	57.9	49.9	66.9	42.8
Discontinued operations		0.1	1.0	5.1	—	2.4

Diluted earnings per share		65.0	58.9	55.0	66.9	45.2

		million	million	million	million	million
Average shares		2,485	2,566	2,688	2,841	2,972

		As at 30 June
		2009	2008	2007	2006	2005
		£ million	£ million	£ million	£ million	£ million
Balance sheet data
Total assets		18,096	16,027	13,956	13,927	13,921
Net borrowings	6	7,419	6,447	4,845	4,082	3,706
Equity attributable to the parent company's equity shareholders		3,221	3,498	3,972	4,502	4,459
Called up share capital	7	797	816	848	883	883

Historical information (continued)

Notes to the historical information

1      Accounting policies    The financial statements for the four years ended 30 June 2009 were prepared in accordance with IFRS. Extracts from the income statement and balance sheet as of and for the year ended 30 June 2005 presented here have been restated under IFRS as applied by the group from financial information previously reported in accordance with UK GAAP. The group adopted the provisions of IAS 39 – Financial instruments: recognition and measurement from 1 July 2005. As permitted under IFRS 1 – First-time adoption of International Financial Reporting Standards, financial instruments in the year ended 30 June 2005 remain recorded in accordance with previous UK GAAP accounting policies, and the adjustment to IAS 39 was reflected in the consolidated balance sheet at 1 July 2005. The IFRS accounting policies applied by the group to the financial information in this document are presented in 'Accounting policies of the group' in the financial statements.

2      Exceptional items    These are items which, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate. An analysis of exceptional items before taxation for continuing operations is as follows:

	Year ended 30 June
	2009	2008	2007	2006	2005
	£ million	£ million	£ million	£ million	£ million
Exceptional items (charged)/credited to operating profit
Global restructuring programme	(166)	—	—	—	—
Restructuring of Irish brewing operations	(4)	(78)	—	—	—
Disposal of Park Royal property	—	—	40	—	—
Park Royal brewery accelerated depreciation	—	—	—	—	(29)
Seagram integration costs	—	—	—	—	(30)
Thalidomide Trust	—	—	—	—	(149)
Disposal of other property	—	—	—	—	7

	(170)	(78)	40	—	(201)

Other exceptional items
Gain on disposal of General Mills shares	—	—	—	151	221
Gains/(losses) on disposal and termination of businesses	—	9	(1)	6	(7)

	—	9	(1)	157	214

Tax exceptional items
Tax credit in respect of exceptional operating items	37	8	—	—	58
Tax credit in respect of other exceptional items	—	—	—	2	20
Tax credit in respect of settlements agreed with tax authorities	155	—	—	313	—

	192	8	—	315	78

Total exceptional items	22	(61)	39	472	91

3      Taxation    The taxation charge deducted from income for the year was £292 million (2008 – £522 million; 2007 – £678 million; 2006 – £181 million; 2005 – £599 million). Included in the taxation charge were the following items: in the year ended 30 June 2009, a net tax credit of £155 million in

Historical information (continued)

respect of settlements agreed with tax authorities which gave rise to changes in the value of deferred tax assets and tax provisions, and a tax credit of £37 million on exceptional items; in the year ended 30 June 2008, a tax credit of £8 million on exceptional operating items; in the year ended 30 June 2007, a net tax charge of £24 million from intra group reorganisations of brand businesses, a reduction in the carrying value of deferred tax assets primarily following a reduction in tax rates of £74 million, and a provision for settlement of tax liabilities related to the GrandMet/Guinness merger of £64 million; in the year ended 30 June 2006, an exceptional tax credit of £315 million arose principally as a consequence of the agreement with fiscal authorities of the carrying values of certain brands, which resulted in an increase to the group's deferred tax assets of £313 million; and in the year ended 30 June 2005, there were £58 million of tax credits on exceptional operating items and £20 million of tax credits on exceptional business disposals.

4      Discontinued operations    Discontinued operations in the years ended 30 June 2009, 30 June 2008, 30 June 2007 and 30 June 2005 are adjustments in respect of the former quick service restaurants business (Burger King, sold 13 December 2002) and the former packaged food business (Pillsbury, sold 31 October 2001).

5      Dividends    The board expects that in each year Diageo will pay an interim dividend in April and a final dividend in October. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of any future dividends, subject to shareholder approval, will depend upon Diageo's earnings, financial condition and such other factors as the board deems relevant. Proposed dividends are not considered to be a liability until they are approved by the board for the interim dividend and by the shareholders at the annual general meeting for the final dividend. The information provided in the tables above and below represents the amounts payable in respect of the relevant financial year, and the final dividend amount included in these tables represents the dividend proposed by the directors but not approved by the shareholders and therefore is not reflected as a deduction from reserves at the balance sheet date.

        The table below sets out the amounts of interim, final and total cash dividends paid by the company on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

		Year ended 30 June
		2009	2008	2007	2006	2005
		pence	pence	pence	pence	pence
Per ordinary share	Interim	13.90	13.20	12.55	11.95	11.35
	Final	22.20	21.15	20.15	19.15	18.20

	Total	36.10	34.35	32.70	31.10	29.55

		$	$	$	$	$
Per ADS	Interim	0.82	1.05	0.99	0.84	0.85
	Final	1.47	1.46	1.64	1.43	1.29

	Total	2.29	2.51	2.63	2.27	2.14

Note: Subject to shareholder approval, the final dividend for the year ended 30 June 2009 will be paid on 19 October 2009 and payment to US ADR holders will be made on 23 October 2009. In the table above, an exchange rate as of 30 June 2009 of £1 = $1.65 has been used to calculate this dividend, but

Historical information (continued)

the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 19 October 2009.

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

7      Share capital    The called up share capital represents the par value of ordinary shares of 28 101/108 pence in issue. There were 2,754 million ordinary shares in issue and fully paid up at the balance sheet date (2008 – 2,822 million; 2007 – 2,931 million; 2006 – 3,051 million; 2005 – 3,050 million). Of these, 23 million are held in employee share trusts (2008 – 26 million; 2007 – 33 million; 2006 – 42 million; 2005 – 43 million) and 255 million are held as treasury shares (2008 – 279 million; 2007 – 281 million; 2006 – 252 million; 2005 – 86 million). Shares held in employee share trusts and treasury shares are deducted in arriving at equity attributable to the parent company's equity shareholders.

        During the year ended 30 June 2009, the company repurchased 38 million ordinary shares as part of its share buyback programmes at a cost including fees and stamp duty of £354 million (2008 – 97 million ordinary shares, cost of £1,008 million; 2007 – 141 million ordinary shares, cost of £1,405 million; 2006 – 164 million ordinary shares, cost of £1,407 million; 2005 – 94 million ordinary shares, cost of £710 million) and 6 million ordinary shares to be held as treasury shares for hedging share scheme grants provided to employees during the year at a cost of £63 million (2008 – 11 million ordinary shares, cost of £124 million; 2007 – 9 million ordinary shares, cost of £82 million; 2006 – 2 million ordinary shares, cost of £21 million; 2005 – nil, £nil). In addition the company utilised 0.3 million ordinary shares held as treasury shares with an historical purchase cost of £3 million to satisfy options exercised by employees during the year (2008 – 1 million ordinary shares, cost of £11 million; 2007 – 1 million ordinary shares, cost of £10 million; 2006 and 2005 – nil, £nil).

8      Exchange rates    A substantial portion of the group's assets, liabilities, revenues and expenses are denominated in currencies other than pounds sterling. For a discussion of the impact of exchange rate fluctuations on the company's financial condition and results of operations, see 'Business review – Risk management'.

        The following table shows period end and average US dollar/pound sterling noon buying exchange rates, for the periods indicated, expressed in US dollars per £1.

	Year ended 30 June
	2009	2008	2007	2006	2005
	$	$	$	$	$
Year end	1.65	1.99	2.01	1.85	1.79
Average rate(a)	1.60	2.01	1.93	1.78	1.86

Historical information (continued)

The following table shows period end, high, low and average US dollar/pound sterling noon buying exchange rates by month, for the six month period to 31 August 2009, expressed in US dollars per £1.

	2009
	August	July	June	May	April	March
	$	$	$	$	$	$
Month end	1.63	1.67	1.65	1.62	1.48	1.43
Month high	1.70	1.67	1.66	1.62	1.50	1.47
Month low	1.62	1.60	1.60	1.49	1.44	1.37
Average rate(b)	1.65	1.64	1.64	1.54	1.47	1.42

The average exchange rate for the period 1 to 7 September 2009 was £1=$1.63 and the noon buying rate on 7 September 2009 was £1=$1.63.

(a)
The average of the noon buying rates on the last business day of each month during the year ended 30 June.

(b)
The average of the noon buying rates on each business day of the month.

(c)
These rates have been provided for information only. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the consolidated financial statements. See note 2(c) to the consolidated financial statements for the actual rates used in the preparation of the consolidated financial statements.

Business description

Diageo is the world's leading premium drinks business with a collection of international brands. Diageo was the eighteenth largest publicly quoted company in the United Kingdom in terms of market capitalisation on 7 September 2009, with a market capitalisation of approximately £24 billion.

        Diageo plc is incorporated as a public limited company in England and Wales. Diageo plc's principal executive office is located at 8 Henrietta Place, London W1G 0NB and its telephone number is +44 (0) 20 7927 5200.

        Diageo is a major participant in the branded beverage alcohol industry and operates globally. It brings together world-class brands and a management team committed to the maximisation of shareholder value. The management team expects to continue its strategy of investing in global brands, expanding internationally and launching innovative new products and brands.

        Diageo produces and distributes a leading collection of branded premium spirits, beer and wine. The wide range of premium brands it produces and distributes includes Smirnoff vodka, Johnnie Walker scotch whisky, Baileys Original Irish Cream liqueur, Captain Morgan rum, JeB scotch whisky, Tanqueray gin and Guinness stout. In addition it also has the distribution rights for the José Cuervo tequila brands in North America and many other markets.

Strategy

Diageo is the world's leading premium drinks business and operates on an international scale. It is one of a small number of premium drinks companies that operate across spirits, beer and wine. Diageo is the leading premium spirits business in the world by volume, by net sales and by operating profit and it manages eight of the world's top 20 spirits brands as defined by Impact Databank. Diageo's beer brands include the only global stout brand, Guinness, and together these beer brands account for approximately 22% of net sales while Diageo's wine brands represent approximately 6% of Diageo's net sales.

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

        Diageo's brands have broad consumer appeal across geographies, and the company and its employees are proud of the responsible manner in which the brands are marketed and the role that moderate consumption of these brands plays in the lives of many people.

        Diageo acknowledges that – like many other products – when misused, alcohol may lead to health or social problems for the individual or society as a whole. Diageo seeks to be at the forefront of industry efforts to promote responsible drinking and works with other stakeholders to combat alcohol misuse. Diageo's approach is based on three principles: combating alcohol misuse; setting world-class standards for responsible marketing and innovation; and promoting a shared understanding of what responsible drinking means in order to reduce alcohol-related harm.

Market participation    Diageo targets its geographical priorities in terms of the major regional economies in which it operates. These markets are managed under four business areas: North America, Europe, International and Asia Pacific. The North American business area comprises the United States

Business description (continued)

and Canada. The European business area comprises Great Britain, Ireland, Iberia, Northern Europe, Southern Europe, and Russia and Eastern Europe. The International business area comprises Latin America and the Caribbean (including Mexico), Africa and the Global Travel and Middle East business. The Asia Pacific business area comprises India, The People's Republic of China, South Korea, Japan and other Asian markets, Australia and New Zealand. North America accounts for the largest proportion of Diageo's operating profit.

Product offering    Diageo manages its brands in terms of global priority brands, local priority brands and category brands. Acting as the main focus for the business, global priority brands are Diageo's primary growth drivers across markets. Local priority brands have leading positions in the markets in which they are distributed. They drive growth on a significant scale but with a narrower geographical reach than the global priority brands. Category brands comprise the smaller scale brands in Diageo's collection.

Business effectiveness    Over the long term, Diageo's strategy continues to focus on driving growth and increasing shareholder value.

Incorporation    Diageo was originally incorporated as Arthur Guinness Son & Company Limited on 21 October 1886. The group was formed by the merger of Grand Metropolitan Public Limited Company (GrandMet) and Guinness PLC (the Guinness Group).

Premium drinks

Diageo is engaged in a broad range of activities within the beverage alcohol industry, with products trading in approximately 180 markets around the world. Its operations include producing, distilling, brewing, bottling, packaging, distributing, developing and marketing a range of brands. Diageo markets a wide range of recognised beverage alcohol brands including a number of the world's leading spirits and beer brands. In calendar year 2008, the Diageo brand range included 17 of the top 100 premium distilled spirits brands worldwide.

        References to ready to drink products in this document include progressive adult beverages in the United States and certain markets supplied by the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Storm, Smirnoff Caipiroska, Smirnoff Signatures and Smirnoff Cocktails. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States and Smirnoff Ice Double Black in Australia. In the year ended 30 June 2009, Diageo sold 113.4 million equivalent units of spirits (including ready to drink), 24.7 million equivalent units of beer and 3.2 million equivalent units of wine. In the year ended 30 June 2009, ready to drink products contributed 6.2 million equivalent units of total volume, of which Smirnoff ready to drink variants accounted for 4.1 million equivalent units. Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33 ml of spirits, 165 ml of wine, or 330 ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five, ready to drink in nine litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine litre cases divide by five.

Business description (continued)

        The collection of premium drinks comprises brands owned by the company as a principal and brands held by the company under agency or distribution agreements. They include:

Global priority brands:
Smirnoff vodka and Smirnoff ready to drink products
Johnnie Walker scotch whiskies
Baileys Original Irish Cream liqueur
Captain Morgan rum
José Cuervo tequila (agency brand in North America and many other markets)
JeB scotch whisky
Tanqueray gin
Guinness stout

Other spirits brands include:	Wine brands include:	Other beer brands include:
Crown Royal Canadian whisky
Buchanan's scotch whisky
Gordon's gin and vodka
Windsor Premier scotch whisky
Seagram's whiskey
Cacique rum
Old Parr scotch whisky
Bell's scotch whisky
Bundaberg rum
Bushmills Irish whiskey
Ketel One vodka (exclusive worldwide distribution rights)	Blossom Hill Sterling Vineyards Beaulieu Vineyard Chalone Vineyard Rosenblum Cellars Barton & Guestier Piat d'Or	Malta Guinness non-alcoholic malt Harp lager Smithwick's ale Tusker lager Red Stripe lager

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

        In the year ended 30 June 2009, global priority brands accounted for 58% of total volume (81.7 million equivalent units) and contributed net sales of £5,131 million.

        Smirnoff achieved volume of 28.6 million equivalent units in the year ended 30 June 2009. Smirnoff vodka volume was 24.5 million equivalent units. It was ranked, by volume, as the number one premium vodka and the number one premium spirit brand in the world. Smirnoff ready to drink volume totalled 4.1 million equivalent units.

Business description (continued)

        Johnnie Walker scotch whiskies comprise Johnnie Walker Red Label, Johnnie Walker Black Label and several other brand variants. During the year ended 30 June 2009, Johnnie Walker Red Label sold 9.2 million equivalent units, Johnnie Walker Black Label sold 4.6 million equivalent units and the remaining variants sold 0.7 million equivalent units. The Johnnie Walker franchise was ranked, by volume, as the number one premium scotch whisky and the number three premium spirit brand in the world.

        Baileys was ranked, by volume, as the number one liqueur in the world, having sold 6.7 million equivalent units in the year ended 30 June 2009.

        Captain Morgan was ranked, by volume, as the number two premium rum brand in the world with volume of 8.6 million equivalent units in the year ended 30 June 2009.

        Guinness is the group's only global priority beer brand, and for the year ended 30 June 2009 achieved volume of 11.1 million equivalent units.

        Other global priority brands were also ranked, by volume, among the leading premium distilled spirits brands by Impact Databank. These include: José Cuervo, ranked the number one premium tequila in the world; JeB scotch whisky (comprising JeB Rare, JeB Reserve, JeB Exception and JeB Jet), ranked the number three premium scotch whisky in the world; and Tanqueray, ranked the number four premium gin brand in the world. During the year ended 30 June 2009, José Cuervo, JeB and Tanqueray sold 5.1 million, 5.2 million and 1.9 million equivalent units, respectively.

Other brands    Diageo manages its other brands by category, analysing them between local priority brands and category brands.

        Local priority brands represent the brands, apart from the global priority brands, that make the greatest contribution to operating profit in a business area (North America, Europe, International or Asia Pacific), rather than worldwide. Diageo manages and invests in these brands within its business areas and, unlike the global priority brands, may not have a consistent marketing strategy around the world for such brands. For the year ended 30 June 2009, local priority brands contributed volume of 27.3 million equivalent units, representing 19% of total volume, and net sales of £2,148 million. Examples of local priority brands include Crown Royal Canadian whisky in North America, Buchanan's scotch whisky in International, Windsor Premier scotch whisky in Asia Pacific, Gordon's gin in Europe, Bundaberg rum in Asia Pacific, Cacique rum in Europe, Malta Guinness non-alcoholic malt in International, Tusker lager in International, Seagram's 7 Crown whiskey and Seagram's VO whisky in North America, Bell's scotch whisky in Europe and Sterling Vineyards wines in North America.

        The remaining brands are grouped under category brands. Category brands include spirits, beer and wine brands and for the year ended 30 June 2009, these category brands contributed volume of 32.3 million equivalent units, representing 23% of total volume, and net sales of £2,032 million. Of this, spirits achieved volume of 19.8 million equivalent units and contributed £1,326 million to Diageo's net sales in the year ended 30 June 2009. Examples of category spirits brands are Gordon's gin (all markets except Europe in which it is a local priority brand), Gordon's vodka, The Classic Malt whiskies and White Horse scotch whisky.

        In the year ended 30 June 2009, Diageo sold 13.5 million equivalent units of beers other than Guinness, achieving net sales of £894 million. Other beer volume was mainly attributable to owned brands, such as Red Stripe, Pilsner, Tusker and Harp lager, with a minority being attributable to beers brewed and/or sold under licence, such as Tiger beer in Malaysia and Heineken lager in Jamaica.

Business description (continued)

        In addition, Diageo produces and markets a wide selection of wines. These include well known labels such as Beaulieu Vineyard, Sterling Vineyards, Rosenblum Cellars and Chalone Vineyard in the United States, Blossom Hill in the United Kingdom, and Barton & Guestier and Piat d'Or in Europe. For the year ended 30 June 2009, other wine volume was 2.4 million equivalent units, contributing net sales of £291 million.

Production    Diageo owns production facilities including maltings, distilleries, breweries, packaging plants, maturation warehouses, cooperages, vineyards, wineries and distribution warehouses. Production also occurs at plants owned and operated by third parties and joint ventures at a number of locations internationally.

        Approximately 80% of total production (including third party production) is undertaken in five Diageo production areas, namely the United Kingdom, Baileys, Guinness, Santa Vittoria and North America centres. The majority of these production centres have several production facilities. The locations, principal activities, products, packaging production capacity and packaging production volume in 2009 of these principal production centres are set out in the following table:

Production centre	Location	Principal products	Production capacity in millions of equivalent units*	Production volume in 2009 in millions of equivalent units
United Kingdom	United Kingdom	Scotch whisky, gin, vodka, rum, ready to drink	62	42
Baileys	Ireland	Irish cream liqueur, vodka	10	8
Guinness	Ireland	Beers	11	8
Santa Vittoria	Italy	Vodka, wine, rum, ready to drink	7	5
North America	United States, Canada	Vodka, gin, tequila, rum, Canadian whisky, American whiskey, progressive adult beverages, wine, ready to drink	48	40

*
Capacity represents ongoing production capacity at any production centre.

Spirits are produced in distilleries located worldwide. The group owns 29 whisky distilleries in Scotland, an Irish whiskey distillery in Northern Ireland, two whisky distilleries in Canada, and gin distilleries in the United Kingdom and the United States. Diageo produces Smirnoff vodka internationally, Popov vodka and Gordon's vodka in the United States, and Baileys in the Republic of Ireland and Northern Ireland. Rum is blended and bottled in the United States, Canada, Italy and the United Kingdom, and is distilled, blended and bottled in Australia and Venezuela. All of Diageo's maturing scotch whisky is located in warehouses in Scotland.

        On 1 July 2009, the group announced a restructuring of its operations in Scotland. The plans include the consolidation of distilling, packaging and warehousing activities into fewer sites and involve the closure of a packaging plant, a distillery and a cooperage over a two-year period. New investment is concentrated in the production sites in Leven in Fife and in Shieldhall near Glasgow.

        In June 2008, Diageo and the government of the US Virgin Islands announced a public/private initiative for the construction and operation of a high capacity distillery in St Croix. This new facility,

Business description (continued)

expected to open in 2010, will have the capacity to distil up to 20 million proof gallons per year and will supply all bulk rum used to produce Captain Morgan branded products for the United States.

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

        Diageo's principal wineries are in the United States, France and Argentina. For European markets, wines are mainly bottled in Diageo's facilities in Italy. Wines are sold both in their local markets and overseas.

Property, plant and equipment    Diageo owns or leases land and buildings throughout the world. The principal production facilities are described above. As at 30 June 2009, Diageo's land and buildings were included in the group's consolidated balance sheet at a net book value of £818 million. Diageo's largest individual facility, in terms of net book value of property, is St James's Gate brewery in Dublin. Approximately 96% by value of the group's properties are owned and approximately 3% are held under leases running for 50 years or longer. Diageo's properties are primarily a variety of manufacturing, distilling, brewing, bottling and administration facilities spread across the group's worldwide operations, as well as vineyards and wineries in the United States. Approximately 40% and 20% of the book value of Diageo's land and buildings comprise properties located in the United Kingdom and the United States, respectively.

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

Business description (continued)

        Diageo has a supply agreement with Destiléria Serrallés Inc, a Puerto Rican corporation, for the supply of rum used to make the Captain Morgan line of rums and rum drinks in the United States. The supply agreement is for 10 years from 2002 and can be terminated either (1) in the last 18 months before the expiration of the 10-year term, on notice of the shorter of one year or the time remaining until the expiration of the original 10-year term, or (2) on three years' notice once the original 10-year term has expired.

Marketing and distribution    Diageo is committed to investing in its brands. In the year ended 30 June 2009, £1,312 million was spent worldwide on marketing brands. Diageo aims to maintain and improve its market position by enhancing the consumer appeal of its brands through consistent high investment in marketing support focused around the eight global priority brands, which accounted for 65% of total marketing expenditure in the year ended 30 June 2009. Diageo makes extensive use of magazine, newspaper, point of sale and poster and billboard advertising, and uses radio, cinema, television and internet advertising where appropriate and permitted by law. Diageo also runs consumer promotional programmes in the on trade (for example, licensed bars and restaurants). Diageo also uses sponsorship to market its brands and is a sponsor of Formula One Team Vodafone McLaren Mercedes, a NASCAR racing team and the Johnnie Walker golf championships.

        Diageo markets and distributes its brands under a business area organisation comprising North America, Europe, International and Asia Pacific.

Business analysis    In the year ended 30 June 2009, North America, Europe, International and Asia Pacific contributed 41%, 30%, 23% and 6%, respectively, of the group's operating profit before exceptional items and corporate costs.

        An analysis of net sales and operating profit by market for the year ended 30 June 2009 is as follows:

	Net sales	Operating profit/(loss)	Operating profit/(loss) before exceptional items
	£ million	£ million	£ million
North America	3,290	1,131	1,156
Europe	2,750	790	856
International	2,286	623	645
Asia Pacific	910	128	164
Corporate	75	(229)	(208)

Total	9,311	2,443	2,613

North America    North America is the largest market for Diageo in terms of operating profit, and the largest market for premium drinks in the world. Diageo markets its products through four operating units: US Spirits, Diageo-Guinness USA, Diageo Chateau & Estate Wines Company and Diageo Canada.

        The US Spirits business, while managed as a single business unit, executes sales and marketing activities through 14 teams or clusters. National brand strategy and strategic accounts marketing are managed at the corporate North America level. The spirits clusters market the majority of Diageo's collection of spirits (including Smirnoff vodka, Baileys Irish Cream liqueur, José Cuervo tequila, Johnnie Walker scotch whisky, Captain Morgan rum, Tanqueray gin, JeB scotch whisky, Crown Royal Canadian whisky, Seagram's 7 Crown American whiskey, Seagram's VO Canadian whisky, Buchanan's scotch whisky and Ketel One vodka) across the United States. Diageo-Guinness USA distributes

Business description (continued)

Diageo's US beer brands (including Guinness stout, Harp lager, Red Stripe lager and Smithwick's ale) as well as the group's progressive adult beverages (including Smirnoff Ice and Captain Morgan Parrot Bay Tropical Malt Beverage). Diageo Chateau & Estate Wines owns and operates wineries in California and Washington State (including Beaulieu Vineyard, Sterling Vineyards, Chalone Vineyard and Provenance Vineyards) and markets these and other wines across the United States. The Canada business unit distributes the group's collection of spirits, wine and beer brands across all Canadian territories.

        Within the United States, there are generally two types of regulatory environments: open states and control states. In open states, spirits companies are allowed to sell spirits, wine and beer directly to independent distributors. In these open states, Diageo generally trades through a three tier distribution system, where the product is initially sold to distributors, who then sell it to on and off trade retailers. In most control states, Diageo markets its spirits products to state liquor control boards through the bailment warehousing system, and from there to state or agency liquor stores. There are variations – for example, certain states control distribution but not retail sales. Generally, wines are treated in the same way as spirits, although most states that are control states for spirits are open states for wines. Beer distribution generally follows open states regulation across the United States. In Canada, beer and spirits distribution laws are generally consistent and similar to those of control states in the United States. Diageo, however, has some licences to deliver keg beer directly to licensed accounts, which account for approximately 20% of Diageo's beer business in Canada.

        Across the United States, Diageo's distributors and brokers have over 2,300 dedicated sales people focused on selling its spirits and wine brands. Diageo has pursued a distribution strategy centred around consolidating the distribution of Diageo's US spirits and wine brands into a single distributor or broker in each state where possible. The strategy is designed to provide a consolidated distribution network, which will limit the duplication of activities between Diageo and the distributor, improve Diageo's and distributors' selling capabilities and enable a number of alternative approaches to optimise product distribution. To date, Diageo has consolidated its business in 41 markets (40 states plus Washington DC), representing over 80% of Diageo's US spirits and wine volume. The remaining states will be consolidated as opportunities arise. Diageo is now focused on building the capabilities and selling tools of the distributors' dedicated sales forces and creating a more efficient and effective value chain.

Europe    Diageo Europe comprises six operating units: Great Britain, Ireland, Iberia, Northern Europe, Southern Europe, and Russia and Eastern Europe.

        In Great Britain, Diageo sells and markets its products via three business units: Diageo GB (spirits, beer and ready to drink), Percy Fox & Co (wines) and Justerini & Brooks Retail (private client wines). Products are distributed both via independent wholesalers and directly to the major grocers, convenience and specialist stores. In the on trade (for example, licensed bars and restaurants), products are sold through the major brewers, multiple retail groups and smaller regional independent brewers and wholesalers. The customer base in Great Britain has seen consolidation in recent years in both the on trade and home consumption channels. In particular, Great Britain's top four national multiple grocers together make up over 40% of home consumption total spirits volume.

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

Business description (continued)

the Diageo collection of brands in Ireland, are brewed and sold under licence in addition to the other European local priority brands of Smithwick's ale and Harp lager.

        In Russia, Diageo previously sold and marketed its products through a company in which Diageo owned a 75% interest, and this company was the exclusive distributor of Diageo spirits brands in Russia. In December 2008, Diageo purchased the remaining 25% interest and now operates in Russia through its wholly owned subsidiary.

        Across the remainder of mainland Europe, Diageo distributes its spirits brands primarily through its own distribution companies. Exceptions to this are:

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

A specialist unit has been established for the distribution of Diageo's beer brands in mainland Europe in order to achieve synergies in the marketing and distribution of Guinness and Kilkenny brands. The distribution of these brands is managed by this specialist unit with particular focus on the markets in Germany, Russia and France, which are the largest mainland European beer markets by size for Diageo.

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

        Africa (excluding North Africa) is one of the longest established and largest markets for the Guinness brand, with the brewing of Guinness Foreign Extra Stout in a number of African countries, either through subsidiaries or under licence. Diageo has a three-way venture with Heineken and Namibia Breweries Limited in South Africa for a combined beer, cider and ready to drink collection of brands. Diageo also has a 25% equity interest in a venture with Heineken which is constructing a brewery in Gauteng, South Africa. Diageo has a wholly-owned subsidiary in Cameroon and also has majority-owned subsidiaries in Nigeria, Kenya, Ghana, Uganda, Réunion and the Seychelles.

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

Business description (continued)

Asia Pacific    Diageo Asia Pacific comprises India, the People's Republic of China, South Korea, Japan, Thailand, Vietnam, Singapore, Malaysia and other Asian markets, Australia and New Zealand.

        Diageo works with a number of joint venture partners in Asia Pacific. In Singapore, Malaysia, Hong Kong and Macau, the People's Republic of China, Thailand and Japan, Diageo distributes the majority of its spirits brands through joint venture arrangements with Moët Hennessy. Diageo has established in-market companies in China (for brands not included in the joint venture such as Smirnoff and Baileys) and Vietnam (for all brands). In South Korea and Taiwan, Diageo's own distribution companies distribute the majority of Diageo's brands. In Japan, during the year ended 30 June 2009, Diageo and Kirin Brewery Co Ltd formed a joint venture to expand distribution of Diageo products and contribute to the growth objectives of both companies. Kirin now distributes Guinness beer and Smirnoff Ice. Other spirits and wine brands, which are not distributed by either the Moët Hennessy joint venture or Kirin, are handled by third parties. In Malaysia, Diageo's own and third party beers are brewed and distributed by a listed business (Guinness Anchor Berhad) in which Diageo and its partner, Asia Pacific Breweries, have a majority share through a jointly controlled joint venture company. In Singapore, Diageo's beer brands are brewed and distributed by Asia Pacific Breweries. In India, distribution of both imported and locally produced products is achieved through a combination of Diageo's own distribution company and third party distributors. A joint venture has been formed with Radico Khaitan to manufacture and distribute certain premium local spirits, the first of which was Masterstroke.

        Generally, the remaining markets in Asia are served by third party distribution networks monitored by regional offices.

        In Australia, Diageo has its own production and distribution company, which handles the majority of products sold in the Australian market. It also has production and distribution arrangements with VOK Beverages and a licensed brewing arrangement with Fosters. In New Zealand, Diageo operates through third party distributors and has a licensed brewing arrangement with Lion Nathan.

Corporate    Corporate costs which cannot be directly allocated to the business areas are reported separately within Corporate in the analysis of business performance. Also included in Corporate are the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drink products and the results of Gleneagles Hotel.

Seasonal impacts    The festive holiday season provides the peak period for sales. Approximately 43% of annual net sales occur in the last four months of each calendar year.

Employees    Diageo's people, its culture and its values are at the heart of the company's strategy and Diageo's directors believe this to be a source of competitive advantage.

        Employee engagement is a key element of Diageo's people strategy. Diageo's values are embedded in the business and guide how all employees operate and behave. A values survey, which includes a measure of employee engagement, is conducted with employees every year. Now in its seventh year, this survey provides an annual insight into what employees are thinking and feeling about the business. The employee values survey allows Diageo, at group-wide, function and team levels, to assess how the business is tracking against the long term goals of engaging employees and consistently bringing Diageo's values to life. Independent research has shown a strong correlation between high levels of employee engagement and strong business performance.

        Diageo aims to be amongst the most admired companies in all key geographies. Consistent with this, Diageo has increased participation in independent surveys during the last year and has achieved 'Top 10' ratings in 10 published best company results around the world. This is Diageo's best performance in these awards since the company was formed. Further to this aim, Diageo endeavours to

Business description (continued)

create a workplace that is both welcoming and challenging for all employees. Diageo values diversity in its workforce and works to ensure that the group is inclusive of all people, regardless of their background or style. To enhance diversity, Diageo aims to create opportunities that are attractive to a wide range of candidates, including those with disabilities, and seeks to make working for Diageo compatible with a variety of lifestyles. The group also seeks to design and adjust roles to accommodate people. Not only is this approach to inclusion and diversity consistent with Diageo's values, it is also believed to be important for the long term health of the organisation.

        Strong and inspiring leadership is critical to the success of the business. To this end, the Diageo Leadership Performance Programme was developed and 900 leaders participated and completed the programme in the years ended 30 June 2008 and 2009. The aim is for Diageo to be recognised for the outstanding quality of its business leaders and their ability to deliver great performance for the group.

        Consistent with the desire that its people have a stake in the company's performance, Diageo currently has share plans in place in the United Kingdom, North America and Ireland. Employees in 22 additional countries are able to participate in Diageo's International Sharesave Plan, giving them the opportunity to take a stake in the company's future. Implementation of a new share match plan for international participants is planned for 2010. These plans are created and administered by employees for employees with a view toward both uniting and motivating Diageo's people.

        Diageo's average number of employees during each of the three years ended 30 June 2009 was as follows:

	2009	2008	2007
Average number of employees
Full time	23,802	23,908	22,086
Part time	468	465	434

Total	24,270	24,373	22,520

        Diageo strives to keep its employees well informed on and engaged with the company's strategy and business goals as a high priority, focusing on dialogue and consultation (both formal and informal) on changes that affect its employees.

        In light of the current economic environment, Diageo conducted a review of its organisation and cost base during the year ended 30 June 2009. The objectives of the review were to achieve significant cost efficiencies as well as to create a more efficient and effective organisation, and, as a result, a restructuring of elements of Diageo's global business is in the process of being implemented. The restructuring will mean the loss of a number of valued colleagues from the business. Throughout this process, as always, the company and its leadership have endeavoured to treat all Diageo employees with compassion and respect.

Environmental, social and community matters    Diageo realises that it is an increasingly important factor for investors to understand not only its financial performance, but also the manner in which it manages and operates its business. Diageo seeks to fulfil its responsibilities as a corporate citizen in a number of areas, including through examining its impact on the environment and its policies relating to employees as well as social and community matters.

        Diageo has set stretching targets to reduce its impact on the environment, and to benefit the planet, the communities in which it operates and the business. The Diageo executive environmental working group is responsible for setting policy. This year, the working group revised and re-issued Diageo's environmental policy to reflect the increased ambition the company has for environmental

Business description (continued)

improvement. The policy is supported by Diageo's risk management framework which sets implementation criteria and provides a mechanism for monitoring compliance. As stated in Diageo's policy, the company's actions on the environment are planned in light of prevailing scientific knowledge and do not depend on having absolute proof of specific damage, thus supporting the concept of a precautionary approach.

        The release of greenhouse gases – notably carbon dioxide generated by burning fossil fuels – has an impact on climate change which, either directly or indirectly, presents considerable risk both to business and the planet. The risks include impacts on the agriculture on which the company depends for raw materials, disruption of the company's operations or those of commercial partners, and changes to the nature or distribution of consumer demand. Diageo assumes that the risks from climate change could be mitigated if releases of greenhouse gases were sufficiently diminished and, as such, has worked for many years to reduce direct emissions (from fuels) and indirect emissions (from electricity).

        Diageo recognises that its success in the future will depend in part on the prosperity of the communities in which the company operates and the strength of its relationships with those communities.

        Supporting long term sustainable initiatives in the communities where Diageo does business advances development of those communities, engages employees, builds the company's reputation and enhances its relationships with governments and other stakeholders. Diageo focuses on projects that develop skills, increase access to water, promote conservation, support employees and respond to natural disasters.

        Diageo takes pride in its record of community investment. Most of this investment comes from Diageo businesses around the world in the form of cash, in-kind donations and volunteer time. It also includes grants from the Diageo Foundation and support for the community aspects of responsible drinking projects from Diageo's Responsible Drinking Fund.

        In addition to global initiatives, Diageo supports direct involvement by employees to benefit local communities. In difficult economic circumstances, Diageo employees chose World Water Day to show their commitment to the company's community programme through co-ordinated activities in support of Diageo's Africa Water of Life programme. There were 30 'Make a Splash' events in 20 countries for employees and their families to enjoy, including half marathons, fun days, writing contests and water conservation games. More than £1.7 million was raised and donated to the Water of Life 1 Million Challenge and other community water projects.

Competition    Diageo competes on the basis of consumer loyalty, quality and price.

        In spirits, Diageo's major global competitors are Pernod Ricard, Bacardi, Fortune Brands and Brown-Forman, each of which has several brands that compete directly with Diageo brands. In addition, Diageo faces competition from local and regional companies in the countries in which it operates.

        In beer, the Guinness brand competes globally as well as on a regional and local basis (with the profile varying between regions) with several competitors, including AB InBev, Heineken, SABMiller, Coors Brewing (Carling) and Carlsberg.

        In wine, the market is fragmented with many producers and distributors.

Research and development    The overall nature of the group's business does not demand substantial expenditure on research and development. However, the group has ongoing programmes for developing new drinks products. In the year ended 30 June 2009, the group's research and development

Business description (continued)

expenditure amounted to £17 million (2008 – £17 million; 2007 – £17 million). Research and development expenditure is generally written off in the year in which it is incurred.

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

        Labelling of beverage alcohol products is also regulated in many markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. As well as producer, importer or bottler identification, specific warning statements related to the risks of drinking beverage alcohol products are required to be included on all beverage alcohol products sold in the United States. Following the end of the voluntary restrictions on television advertising of spirits in the United States, Diageo and other spirits companies have been advertising products on the air on local cable television stations. Expressions of political concern signify the uncertain future of beverage

Business description (continued)

alcohol products advertising on network television in the United States. Further requirements for warning statements and any prohibitions on advertising and marketing could have an adverse impact on sales of the group.

        Regulatory decisions and changes in the legal and regulatory environment could increase Diageo's costs and liabilities or impact on its business activities.

Business services    Diageo continues to standardise its key business activities with customers, consumers, suppliers and the processes that summarise and report financial performance. In that regard, global processes have been designed, built and implemented across a number of markets and operational entities.

        Diageo uses shared services operations to deliver transaction processing and certain central finance activities, using captive and outsourced centres. A captive business service centre in Budapest, Hungary performs various process tasks for markets and operational entities. Diageo uses third party service centres in Manila, Shanghai and Bucharest to perform these tasks for basic processes. Certain central finance activities, including elements of group financial planning and reporting and treasury, are performed in the business service centre in Budapest.

Associates    Diageo's principal associate is Moët Hennessy. It also owns shares in a number of other associates. In the year ended 30 June 2009, the share of profits of associates after tax was £164 million (2008 – £177 million; 2007 – £149 million), of which Moët Hennessy accounted for £151 million (2008 – £161 million; 2007 – £136 million).

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

Acquisitions and disposals    Diageo has made a number of acquisitions of brands, distribution rights and equity interests in premium drinks businesses including the following:

        On 3 July 2006, Diageo acquired a 75% stake in the company that owns the Smirnov brand in Russia. This company unites the Smirnoff/Smirnov brands in Russia under common ownership and is the exclusive distributor of Smirnov and Diageo's spirits brands in Russia. In December 2008, Diageo purchased the remaining 25% stake in the company, and Diageo currently operates in Russia through this wholly owned subsidiary.

        On 27 January 2007, Diageo completed the acquisition of a 43% equity stake in Sichuan Chengdu Quanxing Group Co Limited (Quanxing). Quanxing then held 39.48% of the equity in Sichuan ShuiJingFang Joint Stock Co Limited (ShuiJingFang), a leading maker of premium Chinese white

Business description (continued)

spirits, or baijiu. ShuiJingFang is listed on the Shanghai Stock Exchange. The agreed purchase price for the 43% equity interest in Quanxing was RMB 517 million (£37 million). Quanxing subsequently increased its equity stake in ShuiJingFang to 39.7%. On 30 July 2008, Diageo acquired a further 6% of the equity of Quanxing. Diageo now owns 49% of Quanxing and continues to equity account for this investment.

        On 29 February 2008, Diageo acquired Rosenblum Cellars in North America for a total cost of £54 million (including acquisition costs).

        On 1 May 2008 Diageo formed a new venture with Heineken and Namibia Breweries Limited (NBL) for their combined beer, cider and ready to drink businesses in South Africa, called DHN Drinks (Pty) Limited (DHN Drinks). The new venture builds on the success of brandhouse Beverages (Pty) Limited (brandhouse), the parties' existing venture in South Africa, which was formed in July 2004. Diageo and Heineken each own 42.25% of DHN Drinks and NBL owns 15.5%. The original cost of this acquisition was £43 million, with further deferred consideration of £3 million paid in the year ended 30 June 2009. Each party shares in the profits of DHN Drinks in proportion to their shareholding. Brandhouse continues to market and distribute the parties' products in South Africa. On 1 May 2008 Diageo and Heineken also entered into a second venture in South Africa called Sedibeng Brewery (Pty) Limited whereby a brewery and bottling plant is being constructed in Gauteng province, South Africa, which will produce Amstel and certain other key brands. Heineken owns 75% and Diageo owns 25% of Sedibeng Brewery (Pty) Limited. The cost of this acquisition in the year ended 30 June 2008, was £8 million, with an additional cost of £19 million recognised in the year ended 30 June 2009.

        On 9 June 2008, Diageo completed the acquisition of Ketel One Worldwide BV (KOW), a 50:50 company based in the Netherlands, with the Nolet Group, owners of the Ketel One brand. The company owns the exclusive and perpetual global rights to market, sell and distribute Ketel One vodka products, including Ketel One vodka, Ketel One Citroen vodka and any line extensions of Ketel One vodka and Ketel One Citroen vodka. The business is operated pursuant to a global agreement and ancillary agreements relating to intellectual property, supply, distribution services and certain other matters. Diageo paid a total of £472 million (including acquisition costs) for a 50% equity stake in the company and is entitled to certain governance rights under the global agreement. Diageo consolidates the company with a minority interest. The Nolet Group has an option to sell their stake in the company to Diageo for $900 million (£545 million) plus interest from 9 June 2011 to 9 June 2013. If the Nolet Group exercises this option but Diageo chooses not to buy their stake, Diageo will pay $100 million (£61 million) and the Nolet Group may then pursue a sale of their stake to a third party, subject to rights of first offer and last refusal on Diageo's part.

        On 16 June 2009, Diageo acquired the remaining 80% of equity in Stirrings LLC for £6 million and provided £7 million as deferred consideration payable. Diageo initially acquired a 20% equity stake for £5 million in the year ended 30 June 2007.

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

Burger King    Diageo completed the disposal of Burger King on 13 December 2002.

Business description (continued)

Risk factors

Diageo believes the following to be the principal risks and uncertainties facing the group. If any of these risks occur, Diageo's business, financial condition and results of operations could suffer and the trading price and liquidity of securities could decline.

        In the current global financial crisis and uncertain economic environment, certain risks may gain more prominence either individually or when taken together. The following are examples of ways that any of the risks below may become so exacerbated. Demand for beverage alcohol products, in particular luxury or super premium products, may decrease with a reduction in consumer spending levels. Costs of operations may increase if inflation were to become prevalent in the economic environment, resulting in an increase in the costs of raw materials. These factors may also lead to intensified competition for market share, with consequential potential adverse effects on volumes and prices. The financial and economic situation may have a negative impact on third parties with whom Diageo does, or may do, business. Any of these factors may affect the group's results of operations, financial condition and liquidity.

        If there is an extended period of constraint in the capital markets, with debt markets in particular experiencing a lack of liquidity, at a time when cash flows from Diageo's business may be under pressure, this may have an impact on Diageo's ability to maintain current long term strategies, with a consequent effect on the group's growth rate. Such developments may adversely affect shareholder returns or share price. Additionally, continued volatility in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo's reported results. Decreases in the trustees' valuations of Diageo's pension plans may also increase pension funding requirements.

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

Diageo may not be able to derive the expected benefits from its strategy to focus on premium drinks or its cost-saving and restructuring programmes designed to enhance earnings    Diageo's strategy is to focus on premium drinks to grow its business through organic sales and operating profit growth and the acquisition of premium drinks brands that add value for shareholders. There can be no assurance that Diageo's strategic focus on premium drinks will result in opportunities for growth and improved margins.

        It is possible that the pursuit of this strategic focus on premium drinks could give rise to further acquisitions (including associated financing), disposals, joint ventures or partnerships. There can be no guarantee that any such acquisition, disposal, joint venture or partnership would deliver the benefits intended.

        Similarly, there can be no assurance that the cost-saving or restructuring programmes implemented by Diageo in order to improve efficiencies and deliver cost-savings will deliver the expected benefits.

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

Business description (continued)

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

Diageo is subject to litigation directed at the beverage alcohol industry and other litigation    Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol, and Diageo is routinely subject to litigation in the ordinary course of its operations. If such litigation resulted in fines, damages or reputational damage to Diageo or its brands, Diageo's business could be materially adversely affected.

Contamination, counterfeiting or other circumstances could harm the integrity of customer support for Diageo's brands and adversely affect the sales of those brands    The success of Diageo's brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally, or through deliberate third-party action, or other events that harm the integrity or consumer support for those brands, could adversely affect their sales. Diageo purchases most of the raw materials for the production and packaging of its products from third-party producers or on the open market. Diageo may be subject to liability if contaminants in those raw materials or defects in the distillation, fermentation or bottling process lead to low beverage quality or illness among, or injury to, Diageo's consumers. In addition, Diageo may voluntarily recall products in the event of contamination or damage. A significant product liability judgement or a widespread product recall may negatively

Business description (continued)

impact on sales and profitability of the affected brand or all Diageo brands for a period of time depending on product availability, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, resulting negative publicity could adversely affect Diageo's reputation with existing and potential customers and its corporate and brand image.

        To the extent that third parties sell products which are either counterfeit versions of Diageo brands or inferior brands that look like Diageo brands, consumers of Diageo brands could confuse Diageo products with them. This could cause them to refrain from purchasing Diageo brands in the future and in turn could impair brand equity and adversely affect Diageo's business.

Demand for Diageo's products may be adversely affected by changes in consumer preferences and tastes and adverse impacts of a declining economy    Diageo's collection of brands includes some of the world's leading beverage alcohol brands as well as brands of local prominence. Maintaining Diageo's competitive position depends on its continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors including changes in demographic and social trends, public health regulations, changes in travel, vacation or leisure activity patterns, weather effects and a downturn in economic conditions, which may reduce consumers' willingness to purchase premium branded products. In addition, concerns about health effects due to negative publicity regarding alcohol consumption, negative dietary effects, regulatory action or any litigation or customer complaints against companies in the industry may have an adverse effect on Diageo's profitability.

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

        Any significant changes in consumer preferences and failure to anticipate and react to such changes could result in reduced demand for Diageo's products and erosion of its competitive and financial position. Continued economic pressures could lead to consumer selection of products at lower price points, whether Diageo's or those of competitors, which may have an adverse effect on Diageo's profitability.

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

Business description (continued)

deliver its strategy, for example in relation to sales, marketing and innovation capability within markets or in its senior management. The loss of senior management or other key personnel or the inability to identify, attract and retain qualified personnel in the future could make it difficult to manage the business and could adversely affect operations and financial results.

Diageo's operating results may be adversely affected by disruption to production facilities or business service centres    Diageo would be affected if there were a catastrophic failure of its major production facilities or business service centres. See 'Business description – Premium drinks – Production' for details of Diageo's principal production areas. In addition, the maintenance and development of information systems may result in systems failures which may adversely affect business operations.

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

An increase in the cost of raw materials or energy could affect Diageo's profitability    The components that Diageo uses for the production of its beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty and/or governmental controls. Commodity price changes may result in unexpected increases in the cost of raw materials, glass bottles and other packaging materials and Diageo's beverage products. Diageo may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases result in higher transportation, freight and other operating costs. Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit. Diageo may experience significant increases in commodity costs and energy costs.

Diageo's business may be adversely impacted by unfavourable economic conditions or political or other developments and risks in the countries in which it operates    Diageo's business is dependent on general economic conditions in the United States, Great Britain and other important markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, customer destocking, the failure of customer, supplier or financial counterparties or a reduction in the availability of, or an increase in the cost of financing to, Diageo, could have a material adverse effect on Diageo's business and results of operations. In addition, Diageo may be adversely affected by political and economic developments or industrial action in any of the countries where Diageo has distribution networks, production facilities or marketing companies. Diageo's operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Political and/or social unrest, potential health issues (including pandemic issues) and terrorist threats and/or acts may also occur in various places around the world, which will have an impact on trade, tourism and travel. These disruptions can affect Diageo's ability to import or export products and to

Business description (continued)

repatriate funds, as well as affecting the levels of consumer demand (for example in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo's levels of sales or profitability. Part of Diageo's growth strategy includes expanding its business in certain countries where consumer spending in general, and spending on Diageo's products in particular, has not historically been as great but where there are prospects for growth. There is no guarantee that this strategy will be successful and some of the markets represent a higher risk in terms of their changing regulatory environments and higher degree of uncertainty over levels of consumer spending.

        Diageo may also be adversely affected by movements in the value of, and returns from, the investments held by its pension funds.

        Diageo may be adversely affected by fluctuations in exchange rates. The results of operations of Diageo are accounted for in pounds sterling. Approximately 37% of sales in the year ended 30 June 2009 were in US dollars, approximately 12% were in sterling and approximately 18% were in euros. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo's reported results of operations from year to year.

        Diageo may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. To partly delay any adverse impact from interest rate movements, the group's policy is to maintain fixed rate borrowings within a band of 40% to 60% of projected net borrowings, and the overall net borrowings portfolio is managed according to a duration measure. See 'Business review – Risk management'.

Diageo's operations may be adversely affected by failure to maintain or renegotiate distribution, supply and manufacturing agreements on favourable terms    Diageo's business has a number of distribution agreements for brands owned by it or by other companies. These agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurance that Diageo will be able to renegotiate distribution rights on favourable terms when they expire or that agreements will not be terminated. Failure to renew distribution agreements on favourable terms could have an adverse impact on Diageo's sales and operating profit. In addition, Diageo's sales and operating profit may be adversely affected by any disputes with distributors of its products or suppliers of raw materials, or a failure to renew supply or manufacturing agreements on favourable terms.

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

Business description (continued)

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

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking statements'. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

  •
  global economic downturn;

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

  •
  developments in any litigation or other similar proceedings directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo's profitability or reputation;

  •
  developments in the Colombian litigation and Turkish customs litigation or any similar proceedings;

  •
  changes in consumer preferences and tastes, demographic trends or perceptions about health related issues; or contamination, counterfeiting or other circumstances which could harm the integrity of sales of Diageo's brands;

  •
  changes in the cost of raw materials, labour and/or energy;

  •
  changes in economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending and failure of customer, supplier and financial counterparties;

Business description (continued)

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

  •
  technological developments that may affect the distribution of products or impede Diageo's ability to protect its intellectual property rights; and

  •
  changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo's access to or increase the cost of financing or which may affect Diageo's financial results.

        All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and those described in 'Business description – Risk factors'. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission. All readers, wherever located, should take note of these disclosures.

        The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

        This document includes information about Diageo's debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

        Past performance cannot be relied upon as a guide to future performance.

Business review

Introduction

Information presented    Diageo is the world's leading premium drinks business and operates on an international scale selling all types of beverage alcohol. It is one of a small number of premium drinks companies that operate across spirits, beer and wine. Diageo's brands have broad consumer appeal across geographies; as a result, the business is organised under the business areas of North America, Europe, International and Asia Pacific and the business analysis is presented on this basis. The following discussion is based on Diageo's results for the year ended 30 June 2009 compared with the year ended 30 June 2008, and the year ended 30 June 2008 compared with the year ended 30 June 2007.

        In the discussion of the performance of the business, net sales are presented in addition to sales, since sales include significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the cost of goods sold and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported sales and cost of sales, without directly reflecting changes in volume, mix or profitability that are the variables which impact on the element of sales retained by the group.

        The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as 'organic' performance, and further information on the calculation of organic measures as used in the discussion of the business is included in the organic movements calculation and in the notes to that calculation.

Presentation of information in relation to the business    In addition to describing the significant factors impacting on the income statement compared to the prior year for both of the years ended 30 June 2009 and 30 June 2008, additional information is also presented on the operating performance and cash flows of the group.

        There are several principal financial key performance indicators (some of which are non-GAAP measures) used by the group's management to assess the performance of the group in addition to income statement measures of performance. These are volume, the organic movements in volume, sales, net sales and operating profit and free cash flow. These key performance indicators are described below:

Volume    has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five, ready to drink in nine litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine litre cases divide by five.

Organic movements    in volume, sales, net sales, operating profit and operating margin are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.

        In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior period reported numbers at current period exchange rates and enables an understanding of the underlying performance of the

Business review (continued)

market that is most closely influenced by the actions of that market's management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control. Residual exchange impacts are reported within Corporate.

        Acquisitions, disposals and exceptional items also impact on the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

        The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as 'organic' performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.

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

        The group's management believes these measures provide valuable additional information for users of the financial statements in understanding the group's performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

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

        The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the purchase and disposal of subsidiaries, associates and businesses. The group's management regards the purchase and disposal of property, plant and equipment as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group either has a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

        The free cash flow measure is used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Business review (continued)

Operating results 2009 compared with 2008

Summary consolidated income statement

	Year ended 30 June
	2009	2008
	£ million	£ million
Sales	12,283	10,643
Excise duties	(2,972)	(2,553)

Net sales	9,311	8,090
Operating costs	(6,698)	(5,786)

Operating profit before exceptional items	2,613	2,304
Exceptional items	(170)	(78)

Operating profit	2,443	2,226
Sale of businesses	—	9
Net finance charges	(592)	(319)
Share of associates' profits after tax	164	177

Profit before taxation	2,015	2,093
Taxation	(292)	(522)

Profit from continuing operations	1,723	1,571
Discontinued operations	2	26

Profit for the year	1,725	1,597

Attributable to:
Equity shareholders	1,621	1,521
Minority interests	104	76

	1,725	1,597

Sales and net sales    On a reported basis, sales increased by £1,640 million from £10,643 million in the year ended 30 June 2008 to £12,283 million in the year ended 30 June 2009. On a reported basis net sales increased by £1,221 million from £8,090 million in the year ended 30 June 2008 to £9,311 million in the year ended 30 June 2009. Exchange rate movements increased reported sales by £1,362 million and reported net sales by £1,095 million. Acquisitions increased reported sales by £160 million and reported net sales by £151 million for the year.

Operating costs before exceptional items    On a reported basis, operating costs before exceptional items increased by £912 million in the year ended 30 June 2009 due to an increase in cost of sales of £623 million, from £3,245 million to £3,868 million, an increase in marketing expenses of £73 million, from £1,239 million to £1,312 million, and an increase in other operating expenses of £216 million, from £1,302 million to £1,518 million. The impact of exchange rate movements increased total operating costs before exceptional items by £928 million.

Exceptional items    Exceptional items are those that, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

Business review (continued)

        Exceptional costs totalling £170 million, being £166 million in respect of the global restructuring programme and £4 million in respect of the restructuring of Irish brewing operations are included within operating costs for the year ended 30 June 2009. Exceptional costs of £78 million in respect of the restructuring of Irish brewing operations were included within operating costs in the year ended 30 June 2008.

Post employment plans    Post employment costs for the year ended 30 June 2009 were £63 million (2008 – £53 million) of which £65 million (2008 – £99 million) was included in operating costs and income of £2 million (2008 – £46 million) was included in net finance charges. Exceptional pension curtailment gains were £32 million for the year ended 30 June 2009.

        The deficit before taxation in respect of post employment plans increased by £975 million from £408 million at 30 June 2008 to £1,383 million at 30 June 2009. The increase in the deficit is primarily a result of a reduction in the value of the assets held by the plans, and a lower discount rate, partly offset by a lower inflation rate.

Operating profit    Reported operating profit for the year ended 30 June 2009 increased by £217 million to £2,443 million from £2,226 million in the prior year. Exchange rate movements increased operating profit for the year ended 30 June 2009 by £154 million. Excluding exceptional costs, operating profit for the year ended 30 June 2009 increased by £309 million to £2,613 million from £2,304 million in the prior year. Exchange rate movements increased operating profit before exceptional items by £167 million.

Acquisitions    Brand additions made in the year ended 30 June 2008, principally Ketel One vodka, Rosenblum Cellars wine and the distribution rights for Zacapa rum, contributed £151 million to net sales and £43 million to operating profit in the year ended 30 June 2009 in addition to the organic element.

Sale of businesses    In the year ended 30 June 2008, a gain of £9 million arose from the sale of businesses.

Net finance charges    Net finance charges increased from £319 million in the year ended 30 June 2008 to £592 million in the year ended 30 June 2009.

        The net interest charge for the year ended 30 June 2009 increased by £175 million to £516 million from £341 million in the prior year. This increase resulted principally from the increase in net borrowings in the year, adverse exchange rate movements of £64 million and an increase in the adverse impact of the revaluation to year end market rates of interest rate swaps under IAS 39 of £8 million.

        Net other finance charges for the year ended 30 June 2009 were £76 million (2008 – net other finance income of £22 million). There was a reduction of £44 million in income in respect of the group's post employment plans from £46 million in the year ended 30 June 2008 to £2 million in the year ended 30 June 2009. Other finance charges also include £33 million (2008 – £5 million income) in respect of exchange rate translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity, £11 million (2008 – £6 million) in respect of exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement, £21 million (2008 – £17 million) on unwinding of discounts on liabilities and £13 million (2008 – £6 million) in respect of other finance charges.

Associates    The group's share of associates' profits after interest and tax was £164 million for the year ended 30 June 2009 compared to £177 million in the prior year. Diageo's 34% equity interest in Moët

Business review (continued)

Hennessy contributed £151 million (2008 – £161 million) to share of associates' profits after interest and tax.

Profit before taxation    Profit before taxation decreased by £78 million from £2,093 million to £2,015 million in the year ended 30 June 2009.

Taxation    The reported tax rate for the year ended 30 June 2009 is 14.5% compared with 24.9% for the year ended 30 June 2008. Factors that reduced the reported tax rate in the year included settlements agreed with tax authorities that gave rise to changes in the value of deferred tax assets and tax provisions.

Discontinued operations    In connection with the past disposal of the Pillsbury business, Diageo guaranteed debt of a third party until November 2009 and profit after tax from discontinued operations in the year ended 30 June 2009 of £2 million (2008 – £2 million) represents a provision release in respect of this. In the year ended 30 June 2008 there was a £24 million tax credit relating to the disposal of the Pillsbury business.

Exchange rate movements    For the year ending 30 June 2010 at current exchange rates (US$/£1.65, €/£1.15) foreign exchange movements (excluding the exchange impacts of IAS 21 and IAS 39) are estimated to increase operating profit by £80 million and decrease the interest charge by £10 million.

Dividend    The directors recommend a final dividend of 22.20 pence per share, an increase of 5% on last year's final dividend. The full dividend would therefore be 36.10 pence per share, an increase of 5.1% from the year ended 30 June 2008. Subject to approval by shareholders, the final dividend will be paid on 19 October 2009 to shareholders on the register on 11 September 2009. Payment to US ADR holders will be made on 23 October 2009. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 28 September 2009.

Analysis by business area and brand

In order to assist the reader of the financial statements, the following comparison of 2009 with 2008 includes tables which present the exchange, acquisitions and disposals and organic components of the year on year movement for each of volume, sales, net sales and operating profit. Organic movements in the tables below are calculated as follows:

(a)    The organic movement percentage is the amount in the column headed Organic movement in the tables below expressed as a percentage of the aggregate of the column headed 2008 Reported, the column headed Exchange and the amounts, if any, in respect of disposals and transfers included in the column headed Acquisitions, disposals and transfers. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to recalculate the prior period results as if they had been generated at the current period's exchange rates.

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

Business review (continued)

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

        The organic movement calculations for volume, sales, net sales and operating profit before exceptional items for the year ended 30 June 2009 were as follows:

	2008 Reported units	Acquisitions, disposals and transfers units	Organic movement units	2009 Reported units	Organic movement
	million	million	million	million	%
Volume
North America	51.1	1.8	0.1	53.0	—
Europe	41.6	—	(2.6)	39.0	(6)
International	39.1	—	(1.6)	37.5	(4)
Asia Pacific	13.2	—	(1.4)	11.8	(11)

Total volume	145.0	1.8	(5.5)	141.3	(4)

	2008 Reported	Exchange	Acquisitions, disposals and transfers	Organic movement	2009 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Sales
North America	2,965	715	149	29	3,858	1
Europe	4,046	353	7	(127)	4,279	(3)
International	2,376	192	3	232	2,803	9
Asia Pacific	1,168	99	1	—	1,268	—
Corporate	88	3	—	(16)	75	(18)

Total sales	10,643	1,362	160	118	12,283	1

Business review (continued)

	2008 Reported	Exchange	Acquisitions, disposals and transfers	Organic movement	2009 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales
North America	2,523	602	142	23	3,290	1
Europe	2,630	260	6	(146)	2,750	(5)
International	1,971	156	2	157	2,286	7
Asia Pacific	877	74	1	(42)	910	(4)
Corporate	89	3	—	(17)	75	(18)

Total net sales	8,090	1,095	151	(25)	9,311	—

Excise duties	2,553				2,972

Total sales	10,643				12,283

Operating profit
North America	907	206	45	(2)	1,156	—
Europe	798	66	(2)	(6)	856	(1)
International	593	(5)	—	57	645	10
Asia Pacific	170	(6)	—	—	164	—
Corporate	(164)	(94)	—	50	(208)	—

Total operating profit before exceptional items	2,304	167	43	99	2,613	4

Exceptional items	(78)				(170)

Total operating profit	2,226				2,443

Notes

(1)
The exchange adjustments for sales, net sales and operating profit are primarily the retranslation of prior period reported results at current period exchange rates and are principally in respect of the US dollar and the euro.

(2)
The impacts of acquisitions, disposals and transfers are excluded from the organic movement percentages. Transfers represent the movement between operating units of certain activities. In the year ended 30 June 2009:

a.
Acquisitions in the year ended 30 June 2008 that affected volume, sales, net sales and operating profit were the acquisitions of Ketel One Worldwide BV, Rosenblum Cellars and the distribution rights for Zacapa rum

b.
There were no disposals

c.
There were no transfers

(3)
Operating exceptional items in the year ended 30 June 2009 comprised charges of £166 million in respect of the global restructuring programme and £4 million in respect of the restructuring of Irish brewing operations. Operating exceptional items in the year ended 30 June 2008 comprised restructuring costs for Irish brewing operations of £78 million.

Business review (continued)

Key brand performance

	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Smirnoff	(2)	2	17
Johnnie Walker	(11)	(6)	4
Captain Morgan	3	7	29
Baileys	(10)	(9)	3
JeB	(13)	(12)	—
José Cuervo	2	3	27
Tanqueray	(10)	(8)	12
Crown Royal – North America	(1)	(1)	23
Buchanan's – International	(15)	2	18
Windsor – Asia Pacific	3	22	17
Guinness	(3)	4	16
Total key brands**	(5)	(1)	13

*
Volume movement is both reported and organic.

**
Spirits brand performance excludes ready to drink.

        Smirnoff vodka:    strong net sales growth in North America, International and Australia offset weakness in Europe. The performance of Smirnoff Black in all its markets along with price increases which were taken in the majority of markets delivered 4 percentage points of price/mix.

        Johnnie Walker:    the global economic environment had a significant impact on Johnnie Walker as it is the most global premium drinks brand. De-stocking, the reduction in travel which led to a decline in sales through travel retail outlets and a reduction in business entertaining and consumption in traditional on-trade outlets in Asia Pacific have led to a reduction in net sales.

        Captain Morgan:    strong performance mainly driven by share gains in North America which accounts for almost 90% of net sales. The successful introduction of the brand into markets in Europe and International has continued. Innovation with the launch of Captain Morgan 100 in North America, together with price increases drove overall price/mix improvement.

        Baileys:    weakness in Spain and de-stocking in many markets was partially offset by growth in Great Britain.

        JeB:    the weakness of the Spanish scotch category was the primary driver of the decline in JeB.

        José Cuervo:    share gains on José Cuervo Gold plus a successful launch of José Cuervo Silver in North America led to volume and net sales growth.

        Tanqueray:    weakness in North America drove overall performance although the brand grew in Europe and Asia Pacific.

        Crown Royal:    volume reduction on the higher priced Reserve and Cask 16 variants led to a small decline in volume and net sales despite growth in Crown Royal.

Business review (continued)

        Buchanan's:    growth in the key markets of Venezuela, Mexico and Colombia was offset by the decline in the Caribbean and other Latin American markets. The brand continued to grow in North America and gained share. Price increases drove net sales growth.

        Windsor:    growth in Korea following the return to Diageo's normal route to market. The brand's share grew in Korea benefiting from a bottle re-design and also grew in China following its recent launch.

        Guinness:    strong growth in Africa with net sales up 18%. Its performance in Asia Pacific continued to improve and sales stabilised in Ireland. Out-performance in the declining Great Britain beer category delivered further share gains in that market.

Category summary

	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	(5)	(2)	(5)	11
Local priority brands*	(1)	1	5	24
Category brands*	(2)	4	(1)	17
Spirits**	(4)	—	(3)	16
Beer	—	5	—	16
Wine	1	(5)	2	12
Ready to drink	(11)	(8)	(11)	5

*
Ketel One vodka and Rosenblum Cellars wine are included in local priority brands in North America and in category brands in other regions while Zacapa rum is reported in category brands globally.

**
Spirits brand performance excludes ready to drink.

        Spirits:    Vodka net sales up 8% and rum net sales up 6% were the strongest categories in spirits. Scotch net sales declined 3% mainly as a result of de-stocking. The liqueurs category was weak as a result of de-stocking and declining consumer demand and net sales declined by 9%.

        Beer:    The strong performance of Diageo's beer brands in Africa was the key driver of the overall performance of beer. There was continued growth in Asia Pacific and while beer net sales declined in Ireland by 4% and in Great Britain by 1%, this performance was significantly stronger than that of the beer category in both countries.

        Wine:    The weakness of the higher priced wine segment in the US was the biggest contributor to the 5% overall decline in wine as the US accounts for over half of Diageo's total wine net sales. In contrast wine performed strongly in Great Britain and net sales grew 6%.

        Ready to drink:    The 2008 excise duty increase on ready to drink products in Australia drove much of the weakness in performance. While in International the segment continued to grow strongly, the planned de-stock of ready to drink brands in the US, together with weakness in the segment there and in Europe, contributed to the overall decline.

Business review (continued)

Corporate revenue and costs    Net sales decreased by £14 million in the year ended 30 June 2009 to £75 million, from £89 million in the prior year. Net operating costs before exceptional items increased by £44 million in the year ended 30 June 2009 to £208 million, from £164 million in the prior year.

        Diageo undertakes the majority of its currency transaction hedging centrally and therefore £86 million of negative year on year transaction impact was taken to Corporate. In addition there was a negative year on year translation impact of £8 million in Corporate. The regions are reported using forecast transaction exchange rates with the difference between forecast and achieved rates being included in Corporate. This amounted to a benefit of £38 million in the year. There was a £12 million reduction in underlying Corporate net costs.

North America

Key highlights

  •
  Despite the difficult economic environment, North America delivered net sales growth

  •
  Total spirits volume grew 1% with 3 percentage points of price/mix. Smirnoff vodka, Captain Morgan and José Cuervo positioned in the more resilient premium segment contributed most to net sales growth

  •
  Vodka remained the largest and most resilient of the major categories in the United States. Diageo out-performed the category as a whole, growing net sales 16% led by Smirnoff in the premium segment and Cîroc and Ketel One vodka at higher price points

  •
  Stock levels of beer and malt based ready to drink brands were reduced adversely impacting mix

  •
  Stock levels of spirits have reduced across the supply chain

  •
  Innovation launches contributed significantly to overall performance as the focus on premium spirits line extensions and pre-mixed cocktails capitalised on consumer shifts

  •
  Ketel One vodka performed ahead of expectations

  •
  Marketing spend decreased as a result of media efficiencies and a refocus away from beer and ready to drink, however Diageo's share of voice in spirits improved

  •
  Net sales growth of 7% in Canada was led by strong performances of Captain Morgan rum of 19% and Smirnoff vodka of 10%

Key measures	2009	2008	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			4	—
Net sales	3,290	2,523	30	1
Marketing spend	429	366	17	(9)
Operating profit before exceptional items	1,156	907	27	—
Operating profit	1,131	907	25	—

Reported performance    Net sales increased by £767 million in the year ended 30 June 2009 to £3,290 million, from £2,523 million in the prior year. Reported operating profit before exceptional items increased by £249 million in the year ended 30 June 2009 to £1,156 million, from £907 million in the prior year. Operating profit increased by £224 million in the year ended 30 June 2009 to £1,131 million, from £907 million in the prior year.

Business review (continued)

Organic performance    The weighted average exchange rate used to translate US dollar sales and profit moved from £1 = $2.01 in the year ended 30 June 2008 to £1 = $1.60 in the year ended 30 June 2009. Exchange rate impacts increased net sales by £602 million, acquisitions increased net sales by £142 million and there was an organic increase in net sales of £23 million. Exchange rate impacts increased operating profit by £206 million, acquisitions increased operating profit by £45 million and there was an organic decrease in operating profit before exceptional items of £2 million.

Despite the economic climate, the total beverage alcohol market in North America grew in both volume and value. Within spirits, there has been a trend for consumers to trade out of the super and ultra premium segments and down to lower price segments; however the premium segment, where Diageo is most represented, has proved the most resilient and has gained share of the overall spirits category. As consumer demand slowed stock levels reduced in aggregate across the whole supply chain. Spirits stocks with distributors at the end of June 2009 were higher when compared to June 2008, although there has been a significant reduction in absolute levels since December. Stock levels held by retailers are down year on year. The planned beer and ready to drink stock reduction was completed successfully resulting in net sales declines of 6% in beer and 8% in ready to drink. The slowdown of the wine category, especially at price points above $25 per bottle has led to a decline in Diageo wine net sales of 7%. Overall price/mix of 1 percentage point was achieved by strong price increases in the first half on premium brands partially offset by negative mix driven by volume declines in the higher net sales per case scotch category and ready to drink segment.

        Smirnoff vodka grew as a result of higher marketing spend and price increases on Smirnoff Red. Marketing spend increased 2% behind core growth drivers reinforcing the quality message combined with investment behind innovation launches on the Smirnoff Flavours range.

        Johnnie Walker was impacted by the economic climate that led to the total scotch category declining 3% in value with weaker performance in the deluxe segment. Johnnie Walker Red Label net sales declined 2% and Black Label declined 7% but both gained share of their segments while maintaining price premiums. In the super deluxe segment, Johnnie Walker Blue Label experienced double digit declines and marketing spend was re-directed towards Johnnie Walker Black Label.

Business review (continued)

Investment behind the 'Strides' marketing campaign and driving loyalty through relationship marketing have led to strong improvements across key brand equity measures.

Brand performance	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	(2)	(2)	(2)	22
Local priority brands*	1	—	19	47
Category brands*	6	11	6	36
Total	—	1	4	30
Key brands:**
Smirnoff	1	6	1	30
Johnnie Walker	(6)	(8)	(6)	14
Captain Morgan	3	7	3	32
Baileys	(5)	(5)	(5)	16
José Cuervo	3	4	3	30
Tanqueray	(12)	(12)	(12)	10
Crown Royal	(1)	(1)	(1)	23
Guinness	(11)	(6)	(11)	15
Ready to drink	(10)	(8)	(10)	14

*
Brand additions in the year ended 30 June 2008 Ketel One vodka and Rosenblum Cellars wine are included in local priority brands while Zacapa rum is included in category brands.

**
Spirits brands excluding ready to drink.

Captain Morgan had a strong year, delivering volume and net sales growth and share gains. Four percentage points of positive price/mix was delivered through price increases on Original Spiced Rum and the launch of the higher priced Captain Morgan 100. Increased marketing spend behind the 'Got a little Captain in you' television campaign led to share gains in the rum category and improved brand equity scores.

        The liqueur category has been among the hardest hit in the current economic environment and Baileys net sales declined but share was maintained. The decline of Original Irish Cream was partially offset by the successful launch of Baileys with a hint of Coffee.

        José Cuervo grew volume 3% and net sales 4%. Share gains on José Cuervo Gold driven by an increase in distribution points and the launch of José Cuervo Silver more than offset weakness in the on-trade.

        Tanqueray net sales declined 12% in line with volumes as price increases on the core London Dry variant were offset by faster declines on the higher priced variants Tanqueray No.10 and Rangpur. Marketing investment was reduced as spend was re-directed to fund proven growth drivers on other brands.

        Crown Royal volume and net sales declined 1%. Positive net sales growth on the core variant was more than offset by the poor economic conditions impacting the higher priced Reserve and Cask 16 variants. Crown Royal in Canada under-performed the United States, as price increases were not followed by the competition leading to price gaps at retail that impacted volume.

Business review (continued)

        Guinness net sales declined 6% as a result of three factors: the planned stock reduction, consumers trading out of the higher priced imported beer segment and into domestic beer, and overall weakness in the on-trade which particularly impacted keg volume. Price increases on both keg and packaged Guinness contributed 5 percentage points of price/mix.

        Local priority brands grew volume 1% and held net sales flat driven by the organic contribution of Ketel One vodka and sales of Seagram's 7. This was offset by the decline in US wines, in particular on Chalone wines, as consumers traded down from higher price points. To offset this, Diageo wines increased promotional activity in the second half and launched a number of new products at price-points of $10 and below.

        Category brand volume grew 6% and net sales grew 11% reflecting the opportunities presented by Diageo's broad brand range. Cîroc vodka continued its strong growth trajectory, as a result of the combination of Diageo, Sean Combs and the brand itself, and grew volume 137% and net sales 159%. At the other end of the pricing spectrum and capitalising on the consumer shift towards value brands were Gordon's gin with net sales up 9%, Gordon's vodka up 11% and Popov vodka up 14%.

        Ready to drink net sales declined 8% as a result of segment decline and the planned stock reduction. Diageo continued to innovate in this segment with the launch of several new Smirnoff Ice flavours and a range of ready to serve Smirnoff Cocktails, reflecting the trend for increased at-home consumption.

        Marketing spend for the year decreased 9% due to a reduction of investment behind those brands and segments most impacted by the current economic climate and media rate deflation. While investment behind ready to drink, beer and Tanqueray decreased, proven growth drivers elsewhere in the brand range were fully supported, in particular on Captain Morgan, Cîroc vodka and innovation launches. Overall, Diageo's share of voice of total spirits advertising spend increased 4 percentage points.

        Canada has also been affected by the global economic slowdown but it has not experienced contractions on the scale of the United States. Price increases on core spirits together with increased marketing spend behind Smirnoff and Captain Morgan delivered 7% net sales growth.

        Gross margin was adversely affected by input cost increases, the negative mix effect of consumers trading down within brands and the volume decline of higher gross margin segments and categories such as ready to drink, scotch and liqueurs. Price increases on core variants taken in the first half plus reductions in overall marketing spend combined to deliver constant operating profit for the year.

Europe

Key highlights

  •
  The region was severely impacted by the economic downturn, with conditions in Spain and Ireland deteriorating significantly

  •
  Great Britain out-performed a declining total beverage alcohol market, growing net sales despite the difficult trading environment

  •
  Russia net sales grew 1% following a strong first half although the worsening economic conditions in the second half led to consumers trading down, driving negative mix. In response to this trend, smaller bottle sizes at lower price points were introduced

Business review (continued)

  •
  In a declining beer category, Guinness performed well with flat net sales across the region and grew share in the on-trade in Great Britain and Ireland supported by the 250th Anniversary and 'Alive Inside' campaigns

Key measures	2009	2008	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			(6)	(6)
Net sales	2,750	2,630	5	(5)
Marketing spend	419	438	(4)	(14)
Operating profit before exceptional items	856	798	7	(1)
Operating profit	790	720	10	(1)

Reported performance    Net sales increased by £120 million in the year ended 30 June 2009 to £2,750 million, from £2,630 million in the prior year. Reported operating profit before exceptional items increased by £58 million in the year ended 30 June 2009 to £856 million, from £798 million in the prior year. Operating profit increased by £70 million in the year ended 30 June 2009 to £790 million, from £720 million in the prior year.

Organic performance    The weighted average exchange rate used to translate euro sales and profit moved from £1 = €1.36 in the year ended 30 June 2008 to £1 = €1.17 in the year ended 30 June 2009. Exchange rate impacts increased net sales by £260 million, acquisitions increased net sales by £6 million and there was an organic decrease in net sales of £146 million. Exchange rate impacts increased operating profit by £66 million, acquisitions decreased operating profit by £2 million and there was an organic decrease in operating profit before exceptional items of £6 million.

        In Great Britain net sales were up 2% driven by strong spirits and wine performance and Diageo gained share of beer in the on-trade and of spirits and wine in the off-trade. Bell's and Baileys performed strongly with both brands gaining share in the on-trade and off-trade following a robust Christmas. Smirnoff vodka net sales declined 3% as the brand came under increased pressure from heavily promoted competitor brands.

        The performance in Ireland was impacted by the continued decline of the total beverage alcohol market where volume declined by 4% and value by 3%. Against this, Guinness net sales were flat as Diageo maintained investment behind the brand with the 250th Anniversary and the 'Alive inside' campaigns. For the second consecutive year Guinness grew share in the key Republic of Ireland and Northern Ireland on-trade channels.

        In Spain volume was down 21% and net sales were down 20% in line with market trends following the steep decline in the economy from mid-November onwards. Rising unemployment, lower consumer confidence and spending power reduced demand across consumer categories and led to a shift from on-trade to off-trade impacting spirits consumption. Significant de-stocking occurred as limited credit availability in the market led to some wholesalers being unable to fund their stock.

        In Russia volume was up 2% and net sales were up 1% following a strong first half performance. Johnnie Walker remained the key brand and accounted for almost 50% of net sales. Price/mix was down 1 percentage point as consumers traded down from deluxe to standard scotch and both Johnnie Walker Red Label and White Horse grew share. In many markets in Eastern Europe Diageo's key brands gained share.

Business review (continued)

        Smirnoff vodka net sales were down 6% with declines in Great Britain and Spain partially offset by net sales growth in Continental Europe. Smirnoff continued to be the number one premium spirit in Great Britain and grew share in Ireland.

Brand performance	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	(8)	(6)	(8)	4
Local priority brands	(6)	(6)	(6)	4
Category brands*	(1)	(2)	(1)	8
Total	(6)	(5)	(6)	5
Key brands:**
Smirnoff	(8)	(6)	(8)	—
Johnnie Walker	(5)	(4)	(5)	7
Baileys	(9)	(10)	(9)	—
JeB	(13)	(13)	(13)	—
Guinness	(6)	—	(6)	8
Ready to drink	(17)	(11)	(17)	(2)

*
Brand additions in the year ended 30 June 2008 Ketel One vodka, Rosenblum Cellars wine and Zacapa rum are included in category brands.

**
Spirits brands excluding ready to drink.

Johnnie Walker net sales decreased by 4% mainly driven by the performance in Spain and Russia. The brand continued to perform well in Greece where Johnnie Walker Black Label grew net sales by 14% following the successful launch of the anniversary pack supported by the 'Strides' and 'Crossroads' campaigns. The brand benefited from price increases in all markets leading to positive price/mix in the region.

        Baileys net sales were down 10%. The overall decline of the brand was mainly due to performance in Iberia, where net sales declined in line with the category. In Great Britain both Baileys Original and the Baileys Flavours variants grew volume and net sales with positive price/mix following the successful launch of Baileys Coffee.

        JeB volume and net sales were down 13%, principally due to performance in Iberia where the economic environment has driven a significant decline in consumption and customer stock levels.

        In Great Britain Guinness has now delivered 30 consecutive months of volume share growth in the on-trade and therefore despite the difficult on-trade beer segment, net sales of Guinness declined only 1%. In the second half net sales were flat, while the beer market continued to decline driven by the switch from on-trade to off-trade and the increase in beer duty. This share gain was driven by the execution of a new strategy to focus on less frequent purchasers, investment behind the 250th Anniversary and the '17:59' and 'Alive inside' campaigns. In Ireland net sales were also flat and Guinness grew share in key on-trade channels.

        Local priority brand net sales were down 6% driven by Cacique and Cardhu in Iberia and the agency beer brands in Ireland partially offset by Harp, which benefited from the continued rollout of Harp Ice Cold. Bell's had good net sales and volume growth in Great Britain, driven by the launch of

Business review (continued)

Bell's Original supported by a marketing programme called 'The Spirit of Arthur Bell' which included television, newspaper and direct mail advertising.

        Category brand volume was down 1% and net sales were down 2% with declines in most markets offset by growth in Blossom Hill in Great Britain and growth of White Horse scotch in Russia.

        Ready to drink volume was down 17% as the segment continued to decline. Smirnoff Ice volume was down 20% in Great Britain although the brand grew share in the on-trade.

        Marketing spend was down 14% across the region particularly driven by Spain and Ireland, countries where the economic conditions were harder and the beverage alcohol consumption declined more significantly.

International

Key highlights

  •
  Volume growth in Africa and price increases in both Africa and Latin America drove net sales growth of 7%

  •
  Volume and net sales growth in Venezuela, Mexico and Brazil, the three largest markets in Latin America offset declines in the duty free channel in Latin America and in the Caribbean

  •
  Strong growth in beer with volume up 5% and net sales up 17%

  •
  Pressure on the Global Travel business due to declining passenger numbers and customer de-stocking

  •
  Marketing spend efficiencies in Latin America and the transition of spend on ready to drink, cider and beer brands into the new South Africa joint venture offset increases on beer and ready to drink elsewhere in Africa

Key measures	2009	2008	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			(4)	(4)
Net sales	2,286	1,971	16	7
Marketing spend	256	244	5	(3)
Operating profit before exceptional items	645	593	9	10
Operating profit	623	593	5	10

Reported performance    Net sales increased by £315 million in the year ended 30 June 2009 to £2,286 million, from £1,971 million in the prior year. Reported operating profit before exceptional items increased by £52 million in the year ended 30 June 2009 to £645 million, from £593 million in the prior year. Operating profit increased by £30 million in the year ended 30 June 2009 to £623 million, from £593 million in the prior year.

Organic performance    Exchange rate impacts increased net sales by £156 million, acquisitions increased net sales by £2 million and there was an organic increase in net sales of £157 million. Exchange rate impacts decreased operating profit by £5 million and there was an organic increase in operating profit before exceptional items of £57 million.

        Continued strong performance in Africa and net sales growth in Latin America drove International performance as Global Travel was impacted by the global economic weakness.

Business review (continued)

        In International 70% of scotch net sales are in Latin America where significant price increases were taken in the first half to offset the impact of major devaluations of local currencies. The strengthening of the US dollar particularly impacted the US dollar priced duty free business in the region. In the second half a number of these currencies have strengthened easing volume pressure, and prices have been moderated in line with the currency movement. In Venezuela, Mexico and Brazil volume and net sales grew with strong performances of Buchanan's, Johnnie Walker and Smirnoff ready to drink.

        Similarly Africa accounts for 90% of beer net sales in the region and performed strongly driven by Guinness, local beer brands and a strong innovation pipeline. Although growth slowed in the second half of the year as the region started to be impacted by the global economic downturn, volume was up 2% and net sales grew 16%.

        Global Travel continued to be impacted as global economic weakness led to a decline in passenger numbers and de-stocking in travel retail. Lower volume in the super deluxe segment led to negative mix. In the Middle East, volume grew 3% and net sales grew 6% primarily from the growth in standard scotch.

        Smirnoff vodka volume was flat and net sales were up 9%. Volume performance was driven by growth in Brazil and South Africa offset by declines in the Global Travel and Middle East business and the Caribbean. Net sales growth was driven by price increases in Brazil and South Africa.

        Johnnie Walker volume declined by 12% and net sales by 3%. Johnnie Walker Red Label grew net sales following strong growth in Mexico while Johnnie Walker Black Label net sales were flat. Super deluxe variants net sales declined as growth in Latin America, Africa and the Middle East was offset by declines in Global Travel.

        Baileys net sales declined 11% as growth in Venezuela and Africa was offset by the slowdown in the duty free channel.

Business review (continued)

        Buchanan's net sales grew by 2% with strong volume and net sales growth in Venezuela, the brand's biggest market with net sales up 24% and in Mexico where net sales were up 28%. Volume and net sales saw declines in the duty free channel in Latin America as a result of de-stocking and credit and currency issues impacted performance.

Brand performance	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	(5)	5	(5)	12
Local priority brands	—	9	—	20
Category brands*	(5)	11	(5)	20
Total	(4)	7	(4)	16
Key brands:**
Smirnoff	—	9	—	17
Johnnie Walker	(12)	(3)	(12)	2
Baileys	(16)	(11)	(16)	(5)
Buchanan's	(15)	2	(15)	18
Guinness	2	15	2	28
Ready to drink	6	13	6	23

*
Brand additions in the year ended 30 June 2008 Ketel One vodka, Rosenblum Cellars wine and Zacapa rum are included in category brands.

**
Spirits brands excluding ready to drink.

Guinness volume was up 2% and net sales grew 15% driven by the continued performance of the brand in Africa where volume was up 4% and net sales up 18%. Strong double-digit net sales growth was achieved in Nigeria, Ghana and East Africa supported by on-trade promotion around English Premier League football.

        Local priority brands net sales grew 9% with consistent performance across many markets. There was 7% volume and 15% net sales growth in Africa, notably from Malta Guinness in Nigeria, Pilsner and Tusker in East Africa and Bell's in South Africa. Price increases across the region offset the impact of the volume decline on scotch in Latin America.

        Category brand net sales were up 11% primarily as a result of Harp in Nigeria, Cacique in Venezuela, Senator in East Africa and Star in Ghana.

        Ready to drink volume increased by 6% and net sales grew 13% on price increases on Smirnoff ready to drink brands in most markets and volume gains in Latin America, especially Brazil, and in Nigeria. Volume growth in Brazil, Nigeria and Cameroon offset a volume decrease in South Africa where the ready to drink segment declined compared to the prior year.

        In a tough trading environment East Africa grew net sales 6%. Excise duty increases on non-malted beer led to declining volumes of Allsopps and Citizen though overall beer volumes were up driven by Guinness, Tusker and Senator. Further excise duty increases negatively impacted the spirits category with total spirits net sales declining 8%.

Business review (continued)

        Nigeria had a strong performance with volume up 22% and net sales up 30% driven by Guinness, Malta Guinness and Harp which all took price increases in the period. Smirnoff Ice performed well with volume up over 50% while Malta Guinness continued to benefit from the bottle relaunch in 2008.

        South Africa's global and local priority brands grew whilst category brands declined as a result of the focus on driving value in scotch. Smirnoff vodka drove global priority brand growth while growth in local priority brands was driven by Bell's, which grew share and maintained its position as the number one scotch in South Africa.

        Ghana faced a challenging year as a result of the economic environment and water shortages in the first half which led to constrained production and a full year volume decline of 6%. Strong pricing led to net sales growth of 24% as price increases were taken to cover off the increase in cost of goods arising as a result of the devaluation of the Cedi.

        Cameroon performed well with volume up 17% and net sales up 19%. Volume performance was driven by Guinness, Saltzenbrau and the successful launch of Smirnoff Ice in November. Net sales grew two percentage points ahead of volume as price increases on Guinness offset the small price decrease on Malta Quench, which brought it in line with competitor brands.

        In Mexico strong volume and net sales growth of Johnnie Walker and Buchanan's drove overall scotch net sales up 38% and maintained Diageo's leadership position in the scotch category.

        In Paraguay, Uruguay and Brazil volume declines in scotch were partially offset by growth in Smirnoff vodka while net sales grew as price increases, particularly on scotch brands were made in the individual markets. Positive channel mix with stronger volumes from the higher value Brazil domestic channel helped to grow the top line.

        Strong performance of deluxe and super deluxe scotch along with Cacique growth ahead of the rum category drove volume and net sales growth in Venezuela. Johnnie Walker, Buchanan's and Old Parr all grew net sales by double digits as price increases were put through in line with Diageo's scotch strategy.

        Marketing spend in the region declined by 3% as increased spend in Nigeria and Cameroon was offset by efficiencies in Latin America and the transfer of ready to drink, cider and beer brand spend to the new South African venture.

Asia Pacific

Key highlights

  •
  Net sales declines were primarily driven by the impact of the excise duty increase on ready to drink products in Australia

  •
  Declining consumer confidence and supply chain inventory reductions have impacted performance particularly in China and South East Asia

  •
  Top and bottom line growth in Korea and share gains for Windsor following the return to in-market company distribution

  •
  Price/mix benefit of 7 percentage points came from the return to in-market distribution in Korea and strong price increases on scotch brands offset by negative product mix from lower volume in the higher net sales per case ready to drink segment

Business review (continued)

  •
  Marketing spend decreased 5% although investment behind spirits grew 7% reflecting the importance of this category to future growth of the region

Key measures	2009	2008	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			(11)	(11)
Net sales	910	877	4	(4)
Marketing spend	208	191	9	(5)
Operating profit before exceptional items	164	170	(4)	—
Operating profit	128	170	(25)	—

Reported performance    Net sales increased by £33 million in the year ended 30 June 2009 to £910 million, from £877 million in the prior year. Reported operating profit before exceptional items decreased by £6 million in the year ended 30 June 2009 to £164 million, from £170 million in the prior year. Operating profit decreased by £42 million in the year ended 30 June 2009 to £128 million, from £170 million in the prior year.

Organic performance    Exchange rate impacts increased net sales by £74 million, acquisitions increased net sales by £1 million and there was an organic decrease in net sales of £42 million. Exchange rate impacts decreased operating profit by £6 million and there was no organic movement in operating profit before exceptional items.

        Smirnoff vodka grew volume 1% and net sales 13% in the region led by a strong performance from Australia, which grew volume 12% and net sales 38%. Strong price/mix was delivered by price increases taken in the first half combined with positive mix from the strong volume growth of the higher priced Smirnoff Black variant due to the successful 'Bond' activation.

        Johnnie Walker performance across the region was heavily impacted by the economic slowdown, which impacted consumer confidence and led to weakness in the on-trade and supply chain inventory reductions in key markets. Within the variants, Johnnie Walker Red Label performed well in the standard segment with net sales down 6% and grew share in its largest markets of Thailand and Australia.

        Johnnie Walker Black Label and super deluxe were down 13% as they were disproportionately affected by the weakness of the traditional on-trade in key markets such as China and South East Asia. The successful launch of Johnnie Walker Gold Label Reserve across the region provided a new premium offering for the brand and partially mitigated declines in the super deluxe segment.

        Bundaberg rum in Australia benefited from consumers trading out of the ready to drink segment but remaining loyal to the brand, and delivered 17% volume growth. Price increases implemented in the first half taken together with the successful launch of the premium priced Bundaberg Red combined to deliver 12 percentage points of price/mix and share gains.

        Windsor continued to grow share in its largest market of Korea, more than offsetting the scotch category decline and also benefited from the return of in-market distribution to deliver net sales growth of 23% in Korea. Price increases on the main 12 and 17 year-old variants plus the introduction of a new bottle design led to Windsor ending the year as the clear number one scotch brand in Korea having gained 5 percentage points of share.

        Guinness grew net sales 6% as the brand proved resilient in the turbulent economic environment, growing 11% in its largest market of South East Asia.

Business review (continued)

        Australia remained the key market for Diageo's ready to drink brands in Asia Pacific. A 70% duty increase on spirit-based ready to drink brands imposed by the Australian government in April 2008 resulted in a decrease of 27% in volume and 23% in net sales in Australia this year.

Brand performance	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	(14)	(8)	(14)	2
Local priority brands	(1)	8	(1)	8
Category brands*	(10)	(8)	(10)	3
Total	(11)	(4)	(11)	4
Key brands:**
Smirnoff	1	13	1	24
Johnnie Walker	(20)	(12)	(20)	(1)
Bundaberg rum	17	29	17	34
Windsor	3	22	3	17
Guinness	5	6	5	20
Ready to drink	(26)	(22)	(26)	(17)

*
Brand additions in the year ended 30 June 2008 Ketel One vodka, Rosenblum Cellars wine and Zacapa rum are included in category brands.

**
Spirits brands excluding ready to drink.

The impact of this duty increase was less severe in the final quarter as sales began to lap higher prices from the last financial year.

        Local priority brands, mainly comprised of Windsor in Korea and Bundaberg in Australia, grew net sales 8%.

        Category brands net sales declined 8% primarily as a result of volume decline in value scotch brands such as Haig in India and Spey Royal in Thailand in line with Diageo's scotch value strategy.

        In Australia net sales declined 10% as the weakness in the ready to drink segment was partially offset by a 13% net sales increase on spirits. This was driven by share gains on Bundaberg and Johnnie Walker and a successful innovation programme on the Bundaberg and Smirnoff trademarks. Excluding ready to drink, Australia grew net sales 11%.

        A full year of sales through the normal route to market in Korea had a positive effect on price/mix as volume was down 3% but net sales were up 16% reflecting higher net sales per case rates than in the comparable period. The two main brands in Korea, Windsor and Johnnie Walker, both grew volume and net sales, more than offsetting scotch category declines.

        In China, low consumer confidence levels severely impacted consumption occasions as consumers reduced purchase frequency, especially in the traditional on-trade channel which accounts for almost half of the sales of international spirits in the market. In addition, trade de-stocking at the secondary and tertiary tiers reduced volumes to wholesalers in the South and East of the country where Johnnie Walker is strongest. Net sales of brands through the Diageo China organisation grew strongly albeit from a low base as they derived the majority of sales through the modern on-trade channel which has been less impacted by the financial crisis.

Business review (continued)

        In India net sales declined 3%. Inappropriately high stock levels across many brands at 31 December 2008 were de-stocked in the second half. For the full year the volume decline in Smirnoff and Haig was only partially offset by growth in Johnnie Walker, Shark Tooth and VAT 69.

        Taiwan grew net sales 7%. Price increases on Johnnie Walker and the continued success of The Singleton roll out combined to outperform the 11% volume decline in the scotch category.

        Thailand saw net sales decline 3% but recorded share gains on Johnnie Walker Red and Black Labels, Benmore and Smirnoff.

        Diageo Korea received a preliminary customs audit assessment notice from the Korean customs authorities in connection with the application of the methodology used in transfer pricing on spirits imports since 2004. Diageo Korea is in discussions with the Korean customs authorities and intends to defend its position vigorously.

        Marketing spend declined 5% overall as a result of the reduction in spend behind ready to drink in Australia. However, investment behind spirits increased 7% reflecting the benefit of the transfer of advertising spend back to the in-market company in Korea and the importance of this category to future growth.

Operating results 2008 compared with 2007

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

Business review (continued)

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

Post employment plans    Post employment costs for the year ended 30 June 2008 of £53 million (2007 – £56 million) included amounts charged to operating profit of £99 million (2007 – £104 million) partly offset by finance income of £46 million (2007 – £48 million). At 30 June 2008, Diageo's deficit before taxation for all post employment plans was £408 million (2007 – £419 million).

Operating profit    Reported operating profit for the year ended 30 June 2008 increased by £67 million to £2,226 million from £2,159 million in the prior year. In the year ended 30 June 2008, there were exceptional operating costs of £78 million in respect of the restructuring of the Irish brewing operations. Exceptional property profits of £40 million relating to Park Royal were generated in the year ended 30 June 2007. Excluding exceptional items, operating profit for the year increased by £185 million from £2,119 million in the year ended 30 June 2007 to £2,304 million in the year ended 30 June 2008.

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

Business review (continued)

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

Taxation    The reported tax rate for the year ended 30 June 2008 was 24.9% compared with 32.4% for the year ended 30 June 2007. Factors that increased the reported tax rate for the year ended 30 June 2007 were a provision for the settlement of tax liabilities relating to the Guinness/GrandMet merger, lower carrying value of deferred tax assets primarily following a reduction in tax rates and the tax impact of an intra group reorganisation of certain brand businesses.

Discontinued operations    In the year ended 30 June 2008, profit after tax in respect of discontinued operations was £26 million. This principally arose from a tax credit of £24 million relating to the disposal of the Pillsbury business. In the year ended 30 June 2007, profit after tax in respect of discontinued operations was £139 million. This profit represented a tax credit of £82 million in respect of the recognition of capital losses that arose on the disposal of Pillsbury and Burger King and a tax credit of £57 million following resolution with the tax authorities of various audit issues including prior year disposals.

Exceptional items before taxation    Exceptional items are those that, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	2008	2007
	£ million	£ million
Operating costs
Restructuring of Irish brewing operations	(78)	—
Gain on disposal of Park Royal property	—	40
Disposals
Other business disposals	9	(1)

Analysis by business area and brand

The organic movements for the comparison of the year ended 30 June 2008 compared with the year ended 30 June 2007 are calculated using the same methodology as the organic movements for the year ended 30 June 2009 compared with the year ended 30 June 2008.

Business review (continued)

        The organic movement calculations for volume, sales, net sales and operating profit for the year ended 30 June 2008 were as follows:

	2007 Reported units	Acquisitions and disposals units	Organic movement units	2008 Reported units	Organic movement
	million	million	million	million	%
Volume
North America	50.2	0.1	0.8	51.1	2
Europe	40.9	—	0.7	41.6	2
International	37.3	—	1.8	39.1	5
Asia Pacific	12.9	—	0.3	13.2	2

Total volume	141.3	0.1	3.6	145.0	3

	2007 Reported	Exchange	Acquisitions, disposals and transfers	Organic movement	2008 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Sales
North America	2,915	(91)	—	141	2,965	5
Europe	3,765	183	—	98	4,046	2
International	2,031	34	1	310	2,376	15
Asia Pacific	1,131	33	—	4	1,168
Corporate	75	1	—	12	88	16

Total sales	9,917	160	1	565	10,643	6

Net sales
North America	2,472	(73)	—	124	2,523	5
Europe	2,427	128	—	75	2,630	3
International	1,667	37	1	266	1,971	16
Asia Pacific	840	19	—	18	877	2
Corporate	75	1	—	13	89	17

Total net sales	7,481	112	1	496	8,090	7

Excise duties	2,436				2,553

Total sales	9,917				10,643

Business review (continued)

	2007 Reported	Exceptional items	Exchange	Acquisitions, disposals and transfers	Organic movement	2008 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	£ million	%
Operating profit
North America	850	—	(27)	2	82	907	10
Europe	723	(78)	47	6	22	720	3
International	499	—	2	(4)	96	593	19
Asia Pacific	196	—	2	(4)	(24)	170	(12)
Corporate	(109)	(40)	(29)	(2)	16	(164)	9

Total	2,159	(118)	(5)	(2)	192	2,226	9

Notes

(1)
Differences between the reported volume movements and organic volume movements are due to acquisitions and disposals.

(2)
Transfers represent the movement between operating units of certain activities, the most significant of which were the reallocation of certain net operating items between Corporate and the regions. Transfers reduced operating profit for International, Asia Pacific and Corporate by £5 million, £4 million and £1 million, respectively, and increased operating profit in North America and Europe by £4 million and £6 million, respectively.

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

Business review (continued)

Brand performance	Volume movement*	Reported net sales movement	Organic net sales movement
	%	%	%
Global priority brands	4	8	6
Local priority brands	2	10	4
Category brands	1	8	10
Total	3	8	7
Key spirits brands:**
Smirnoff	8	12	10
Johnnie Walker	5	14	12
Captain Morgan	8	10	13
Baileys	1	6	3
JeB	5	15	9
José Cuervo	(4)	(5)	(3)
Tanqueray	1	2	4
Crown Royal – North America	5	5	9
Buchanan's – International	(2)	15	5
Windsor – Asia Pacific	7	(17)	(12)
Guinness	1	9	6
Ready to drink	(7)	(4)	(5)

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

Business review (continued)

Growth of Smirnoff Red was driven by two successful advertising campaigns, the 'Diamonds' programme and 'Vladimir's Journey', which reinforced the quality image of the brand and its heritage. Smirnoff flavours were driven by the launch of three new flavours (Blueberry, Passion Fruit and White Grape) and the 'Simple Drinks' campaign, which taught consumers simple ways of making drinks at home with flavoured vodka.

        Johnnie Walker also grew ahead of the category with volume up 5% and net sales up 10% driven by Johnnie Walker Black Label and the super deluxe labels, leading to share growth of 1.2 percentage points. Price increases were taken across the Johnnie Walker range. Expansion of the Johnnie Walker Blue Label bottle engraving programme and the distribution of Johnnie Walker Blue Label King George V drove growth of the super deluxe labels and improved mix.

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

Business review (continued)

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

        The local priority brands grew volume 3% and net sales were up 8%, benefiting from price increases and mix improvement from the higher margin spirits brands. Crown Royal led this performance. Buchanan's volume was up 18% and net sales up 24% and Seagram's 7 Crown and Seagram's VO grew net sales 4% and 1%, respectively, on flat volumes. Local priority wines grew volume 6% and net sales were up 8%, driven by strong performance of Sterling Vineyards and Chalone Vineyard and price/mix improvement in Beaulieu Vineyard.

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

        The ready to drink segment continued to decline with volume down 13% and net sales down 10%. This was driven by progressive adult beverages, led by the decline of Smirnoff Ice. Smirnoff Ice Light, Smirnoff Ice Strawberry Acai and Captain Morgan Parrot Bay Mojito were introduced in the second half of the year to help refresh the segment. The decline in progressive adult beverages was partially offset by the successful launch of the Smirnoff cocktail line. Consequently marketing spend was reduced on progressive adult beverages and support provided to the spirit based cocktails.

        On 9 June 2008, Diageo completed the acquisition of a 50% equity stake in the newly formed company Ketel One Worldwide BV, which holds the exclusive and perpetual rights to market, sell and distribute Ketel One vodka products.

Europe

Key highlights

  •
  Eastern Europe and Russia contributed over two-thirds of net sales growth

  •
  Strong performance in Great Britain generated nearly 20% of the region's growth

  •
  Guinness' outperformance against the beer categories in Great Britain and Ireland continued

  •
  Strong performance of JeB with net sales growth driven by price increases in Spain and volume growth in mainland Europe

  •
  Price increases implemented across the region

Business review (continued)

Key measures	2008	2007	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			2	2
Net sales	2,630	2,427	8	3
Marketing spend	438	391	12	6
Operating profit before exceptional items	798	723	10	3
Operating profit	720	723	—	3

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

Organic performance    The weighted average exchange rate used to translate euro sales and profit moved from £1 = €1.48 in the year ended 30 June 2007 to £1 = €1.36 in the year ended 30 June 2008. Exchange rate impacts increased net sales by £128 million. Acquisitions increased net sales by £1 million, transfers between regions decreased net sales by £1 million and there was an organic increase of £75 million. Exchange rate impacts increased operating profit by £47 million. Transfers of costs between regions increased operating profit by £6 million, exceptional costs decreased operating profit by £78 million and there was an organic increase in operating profit of £22 million.

        Strong volume growth in Great Britain, driven by Smirnoff and Baileys, and in Eastern Europe and Russia, was partially offset by continued volume weakness in Iberia. Price increases across Europe, combined with focus on the premium spirits brands, offset negative market mix from the rapid growth in Eastern Europe and resulted in net sales up 3%.

        Global priority brands were the key growth driver with volume up 3% and net sales up 4%. Johnnie Walker was the main contributor with double-digit net sales growth. JeB, Smirnoff and Baileys also performed strongly and Guinness continued its positive performance from the first half, delivering net sales growth for the full year.

        Smirnoff volume was up 6% and net sales were up 5%. This performance was driven by Great Britain where new advertising campaigns and a successful Christmas trading period drove volume up 10%. Net sales were up 8% as a simplified promotional strategy led to higher volume but an increased percentage of that volume being sold on promotion. Within mainland Europe, negative market mix generated by the growth of Smirnoff Vladimir in Poland was partially offset by price increases and the growth of Smirnoff Black as it was seeded across a number of markets.

        Johnnie Walker volume was up 6%, driven by growth in Eastern Europe and Russia, both of which were up over 30%, albeit off a small base. Consistent advertising has increased awareness and the status of the brand in these markets. This growth was partially offset by declines in Iberia and Greece.

Business review (continued)

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

Baileys returned to growth in Great Britain and delivered strong growth in Russia, resulting in overall volume and net sales up 4%. In Great Britain a return to advertising on television and a revised promotional strategy at Christmas drove the brand back to growth. In Russia Baileys continued to demonstrate great potential with net sales growth of 37%, albeit off a small base. In mainland Europe net sales were flat as the brand lapped the Baileys flavours launch in the prior year.

        JeB returned to growth in Europe supported by the 'Start a Party' advertising campaign and expansion across mainland Europe. In Iberia category volume declines worsened, however JeB delivered net sales growth and share gains as further price increases were implemented. Within mainland Europe, France and Eastern Europe were the main growth drivers. In France a price increase was implemented and JeB gained share. In Romania and Bulgaria, the brand's biggest markets in Eastern Europe, the 'Start a Party' campaign has delivered strong growth.

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

Business review (continued)

        Category brands delivered price/mix improvement with volume flat and net sales up 4%, as a result of price increases on category scotch brands and the strategy to drive net sales from wine through a change in promotional strategy and mix improvement.

        Ready to drink continued to decline, driven by Smirnoff Ice in Great Britain. The segment accounted for less than 5% of net sales in the region for the year ended 30 June 2008.

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

Business review (continued)

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

Business review (continued)

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

Organic performance    Exchange rate impacts increased net sales by £19 million and there was an organic increase in net sales of £18 million. Exchange rate impacts increased operating profit by £2 million and transfers between regions decreased operating profit by £4 million. There was an organic decrease in operating profit of £24 million.

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

Business review (continued)

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

        Overall performance of local priority brands was impacted by Korea, with volume up 4% but net sales down 7%. Excluding Korea volume was up 2% and net sales were up 3%. This was driven by Bundaberg in Australia, with volume up 5% and net sales up 6% as a result of strong sales of Bundaberg ready to drink prior to the significant increase in duty which was implemented at the end of April and, after this duty increase, an uplift in Bundaberg spirits sales. This was partially offset by declines in Old Parr and Dimple.

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

Business review (continued)

Trend information

The following comments were made by Paul Walsh, chief executive of Diageo, in Diageo's preliminary announcement on 27 August 2009:

        'While the global economy appears to be stabilising, there is still uncertainty as to the sustainability and pace of any recovery and the next financial year will be challenging, as we lap a strong first quarter and a reasonable first half performance this year. That being recognised, we expect to deliver low single digit organic operating profit growth in the year ending 30 June 2010.'

Recent developments

On 27 August 2009, Betsy D. Holden was appointed a non-executive director of Diageo plc with effect from 1 September 2009.

Business review (continued)

Liquidity and capital resources

Cash flow    A summary of the cash flow and reconciliation to movement in net borrowings for the three years ended 30 June 2009 is as follows:

	Year ended 30 June
	2009	2008	2007
	£ million	£ million	£ million
Profit for the year	1,725	1,597	1,556
Discontinued operations	(2)	(26)	(139)
Taxation	292	522	678
Share of associates' profits after tax	(164)	(177)	(149)
Net interest and other net finance income	592	319	212
(Gains)/losses on disposal of businesses	—	(9)	1
Depreciation and amortisation	276	233	210
Movements in working capital	(282)	(282)	(180)
Dividend income	179	143	119
Other items	10	(15)	(36)

Cash generated from operations	2,626	2,305	2,272
Interest received	63	67	42
Interest paid	(478)	(387)	(279)
Dividends paid to equity minority interests	(98)	(56)	(41)
Taxation paid	(522)	(369)	(368)

Net cash from operating activities	1,591	1,560	1,626
Net investment in property, plant and equipment	(313)	(262)	(205)
Net (purchase)/disposal of other investments	(24)	4	(6)
Payment into escrow in respect of the UK pension fund	(50)	(50)	(50)

Free cash flow	1,204	1,252	1,365
Disposal of businesses	1	4	4
Purchase of businesses	(102)	(575)	(70)
Proceeds from issue of share capital	—	1	1
Net purchase of own shares for share schemes	(38)	(78)	(25)
Own shares repurchased	(354)	(1,008)	(1,405)
Net increase in loans	256	1,094	1,226
Equity dividends paid	(870)	(857)	(858)

Net increase/(decrease) in net cash and cash equivalents	97	(167)	238
Cash flows from loans (excluding overdrafts)	(256)	(1,094)	(1,226)
Exchange differences	(784)	(372)	211
Finance leases acquired	(15)	—	—
Other non-cash items	(14)	31	14

Increase in net borrowings	(972)	(1,602)	(763)

The primary source of the group's liquidity over the last three financial years has been cash generated from operations. These funds have generally been used to pay interest, dividends and taxes, and to fund share repurchases, acquisitions and capital expenditure.

Business review (continued)

        Free cash flow decreased by £48 million to £1,204 million in the year ended 30 June 2009. Cash generated from operations increased from £2,305 million to £2,626 million in the year ended 30 June 2009. This £321 million increase primarily arose from an increase of £217 million in operating profit, an increase of £30 million in the dividend received from Moët Hennessy and a decrease of £18 million in property profits (included in operating profit).

        Tax payments were higher in the year ended 30 June 2009 than in the comparative year primarily as a result of settlements agreed with tax authorities in the year ended 30 June 2009.

        In the year ended 30 June 2009, Diageo invested £102 million in business acquisitions (2008 – £575 million) and purchased 38 million shares as part of the share buyback programme (2008 – 97 million shares) at a cost including fees of £354 million (2008 – £1,008 million). Net payments to acquire shares for employee share schemes totalled £38 million (2008 – £78 million). Equity dividends of £870 million were paid during the year (2008 – £857 million).

Capital structure    The group's management is committed to enhancing shareholder value, both by investing in the businesses and brands so as to improve the return on investment and by managing capital structure. Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels.

Capital repayments    During the year ended 30 June 2009, the company purchased 38 million ordinary shares for cancellation (2008 – 97 million for cancellation; 2007 – 120 million for cancellation and 21 million to be held as treasury shares) as part of its share buyback programme, for a total consideration of £354 million including expenses (2008 – £1,008 million; 2007 – £1,405 million). In addition, the company purchased 6 million ordinary shares to be held as treasury shares for hedging share scheme grants provided to employees during the year (2008 – 11 million; 2007 – 9 million) for a total consideration of £63 million (2008 – £124 million; 2007 – £82 million).

        The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. Share repurchases for cancellation were suspended during the year ended 30 June 2009 and remain suspended as at the date of this report.

        The total number of shares purchased for settlement in each calendar month and the average price paid excluding expenses for the year ended 30 June 2009 were as follows:

Calendar month	Number of shares purchased(a)	Average price paid pence	Authorised purchases unutilised at month end
July 2008	14,730,000	893	176,751,218
August 2008	9,975,000	944	166,776,218
September 2008	11,370,946	995	155,405,272
October 2008	800,000	924	251,625,000
November 2008	4,265,000	919	247,360,000
December 2008	3,285,000	909	244,075,000
January to June 2009	—	—	244,075,000

Notes

(a)
All shares were purchased as part of publicly announced programmes.

(b)
Authorisation was given by shareholders on 16 October 2007 to purchase a maximum of 263,122,000 shares. Under the authority granted, the minimum price which may be paid is 28 101/108 pence and the maximum price is the higher of (a) 105% of the average of the middle market

Business review (continued)

  quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The expiration date for the programme was 15 October 2008.

(c)
Authorisation was given by shareholders on 15 October 2008 to purchase a maximum of 252,025,000 shares. Under the authority granted, the minimum price which may be paid is 28 101/108 pence and the maximum price is the higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The expiration date for the programme is 14 October 2009.

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

        The group's net borrowings and gross borrowings in the tables below are measured at amortised cost with the exception of borrowings designated in fair value relationships, interest rate hedging instruments and foreign currency swaps and forwards. For borrowings designated in fair value relationships, Diageo recognises a fair value adjustment to the risk being hedged in the balance sheet, whereas interest rate hedging instruments and foreign currency swaps and forwards are measured at fair value. Net borrowings, reported on this basis, comprise the following:

	2009	2008	2007
	£ million	£ million	£ million
Overdrafts	(68)	(31)	(46)
Other borrowings due within one year	(822)	(1,632)	(1,489)

Borrowings due within one year	(890)	(1,663)	(1,535)
Borrowings due between one and three years	(1,537)	(802)	(1,209)
Borrowings due between three and five years	(2,747)	(1,765)	(1,206)
Borrowings due after five years	(3,401)	(2,978)	(1,717)
Fair value of foreign currency swaps and forwards	170	29	(29)
Fair value of interest rate hedging instruments	93	27	(20)
Finance leases	(21)	(9)	(14)

Gross borrowings	(8,333)	(7,161)	(5,730)
Offset by:
Cash and cash equivalents	914	714	885

Net borrowings	(7,419)	(6,447)	(4,845)

Based on average monthly net borrowings and interest charge, the effective interest rate for the year ended 30 June 2009 was 6.2% (2008 – 5.9%; 2007 – 5.5%). For this calculation, the interest charge excludes finance charges unrelated to net borrowings, the forward element on derivative financial instruments and fair value adjustments to borrowings.

        Designated net borrowings in net investment hedge relationships amounted to £5,266 million as at 30 June 2009 (2008 – £5,396 million; 2007 – £4,624 million).

Business review (continued)

        The group's gross borrowings were denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Gross borrowings
2009	(8,333)	39	25	25	11
2008	(7,161)	38	17	33	12
2007	(5,730)	48	5	33	14

Cash and cash equivalents were denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Cash and cash equivalents
2009	914	29	9	30	32
2008	714	21	13	16	50
2007	885	23	15	13	49

During the year ended 30 June 2009, the group borrowed $1,500 million (£909 million) in the form of a global bond that matures in January 2014 with a coupon of 7.375% and €1,000 million (£855 million) in the form of a global bond that matures in December 2014 with a coupon of 6.625%. A €500 million (£427 million) medium term note, a $400 million (£242 million) medium term note and a $250 million (£152 million) medium term note were repaid. During the year ended 30 June 2008, the group borrowed $750 million (£367 million) in the form of a global bond that matures in 2013, €1,150 million (£917 million) in the form of a euro bond that matures in 2013 and $1,250 million (£611 million) in the form of a global bond that matures in 2017. During the year ended 30 June 2007, the group borrowed $600 million (£298 million) in the form of a global bond that matures in 2012, $600 million (£298 million) in the form of a global bond that matures in 2016, $600 million (£298 million) in the form of a global bond that matures in 2036 and €750 million (£507 million) in the form of a floating rate euro bond that matures in 2012. The proceeds of all issuances have been used in the ongoing cash management and funding activities of the group.

        When derivative transactions are undertaken with bank counterparties, Diageo may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a pre-determined threshold. At 30 June 2009, the collateral received under these agreements amounted to $84 million (£51 million) (2008 – $nil, £nil).

        At 30 June 2009, the group had available undrawn US dollar denominated committed bank facilities of $3,480 million (£2,109 million) (2008 – $3,230 million (£1,623 million); 2007 – $3,230 million (£1,607 million)). Of the facilities, $400 million (£242 million) expire in May 2010, $1,080 million (£655 million) expire in May 2011, $1,350 million (£818 million) expire in May 2012 and $650 million (£394 million) expire in May 2013. Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates (dependent on the period of drawdown) plus an agreed margin. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group's commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items aggregated with share of associates' profits to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Business review (continued)

        Any non-compliance with covenants underlying Diageo's financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain notes and the inability to access committed facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants throughout each of the periods presented.

        Capital commitments not provided for at 30 June 2009 were estimated at £202 million (2008 – £130 million; 2007 – £86 million). Diageo management believes that it has sufficient funding for its working capital requirements.

Contractual obligations

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	£ million	£ million	£ million	£ million	£ million
As at 30 June 2009
Long term debt obligations	752	1,492	2,723	3,370	8,337
Interest obligations	503	838	703	1,317	3,361
Credit support obligations	51	—	—	—	51
Operating leases	93	122	82	219	516
Purchase obligations	922	705	509	52	2,188
Provisions and other non-current payables	152	104	60	101	417

	2,473	3,261	4,077	5,059	14,870

Long term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings. Where interest payments are on a floating rate basis, it is assumed that rates will remain unchanged from the last business day of the year ended 30 June 2009 until maturity of the instruments. Credit support obligations represent liabilities to counterparty banks in respect of cash received as collateral under credit support agreements. Purchase obligations include various long term purchase contracts entered into for the supply of certain raw materials, principally bulk whisky, grapes, cans and glass bottles. The contracts are used to guarantee supply of raw materials over the long term and to enable more accurate predictions of future costs. Provisions and other non-current payables exclude £17 million in respect of vacant properties and £82 million for onerous contracts, which are included in operating leases and purchase obligations, respectively.

        Potential income tax exposures included within corporate tax payable of £532 million (2008 – £685 million) and deferred tax liabilities are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.

        Post employment benefit liabilities are also not included in the table above. The group makes service-based cash contributions to the Diageo pension scheme in the United Kingdom. In the year ending 30 June 2010, the contribution is expected to be £46 million. In addition, the group has agreed a deficit funding plan with the trustee of the UK Diageo Pension Scheme, which provides for the group to make a further payment of £50 million in the year to 30 June 2010 into an escrow account. The amount already held in escrow at 30 June 2009 is £144 million. It is anticipated that the escrow will be released to the trustee and invested into the Scheme during the year ending 30 June 2010. Funding arrangements are being reviewed and may be adjusted following agreement between Diageo and the

Business review (continued)

trustee, based on the results of the valuation as at 31 March 2009. Additionally, funding arrangements will be reviewed and adjusted in the light of future triennial actuarial valuations. Contributions to other plans in the year ending 30 June 2010 are expected to be approximately £125 million.

Off-balance sheet arrangements

In connection with the disposal of Pillsbury in October 2001, Diageo has guaranteed debt of International Multifoods Corporation, a wholly owned subsidiary of The JM Smucker Company as from 18 June 2004, to the amount of $200 million (£121 million), until November 2009. The directors are not aware of any instances of default by the borrower at present, but the ability of the borrower to continue to be in compliance with the guaranteed debt instrument, and in particular remaining current on payments of interest and repayments of principal, is significantly dependent on the current and future operations of the borrower and its affiliates. This guarantee is unrelated to the ongoing operations of the group's business.

        Save as disclosed above, neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group's financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

Risk management

This section on risk management forms part of the audited financial statements.

        The group's funding, liquidity and exposure to interest rate and foreign exchange rate risks are managed by the group's treasury department. The treasury department uses a combination of derivative and conventional financial instruments to manage these underlying risks.

        Treasury operations are conducted within a framework of board-approved policies and guidelines, which are recommended and subsequently monitored by the finance committee. This committee is described in the corporate governance report. These policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk. The benchmarks, hedge cover and overall appropriateness of Diageo's risk management policies are reviewed by the board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board-approved strategies. Transactions giving rise to exposures away from the defined benchmark levels arising on the application of this flexibility are separately monitored on a daily basis using value at risk analysis. These derivative financial instruments are carried at fair value and gains or losses are taken to the income statement as they arise. At 30 June 2009 gains and losses on these transactions were not material.

        The finance committee receives monthly reports on the activities of the treasury department, including any exposures away from the defined benchmarks.

Business review (continued)

Currency risk    The group publishes its consolidated financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements, which will affect the group's transaction costs and the translation of the results and underlying net assets of its foreign operations. Where hedge accounting is applied, hedges are documented and tested for hedge effectiveness on an ongoing basis. Diageo expects hedges entered into to continue to be effective and therefore does not expect the impact of ineffectiveness on the income statement to be material.

Hedge of net investment in foreign operations    The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign operations by designating net borrowings held in foreign currencies and by using foreign currency swaps and forwards. Where a liquid foreign exchange market exists, the group's policy approved by the board is to seek to hedge currency exposure on its net investment in foreign operations within the following percentage bands: 80% to 100% for US dollars, 80% to 100% for euros and 50% to 100% for other significant currencies.

        Exchange differences arising on the retranslation of foreign currency borrowings (including foreign currency swaps and forwards), to the extent that they are in an effective hedge relationship, are recognised in the statement of recognised income and expense to match exchange differences on net investments in foreign operations. Exchange differences on foreign currency borrowings not in a hedge relationship and any ineffectiveness are taken to the income statement.

Transaction exposure hedging    For currencies in which there is an active market, the group's policy approved by the board is to seek to hedge between 60% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using forward foreign currency exchange contracts with coverage levels increasing nearer to the forecast transaction date. The effective portion of the gain or loss on the hedge is recognised in the statement of recognised income and expense and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement.

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

Interest rate risk    The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the board, primarily through issuing fixed and floating rate term debt and commercial paper, and by utilising interest rate derivatives. These practices serve to reduce the volatility of the group's reported financial performance. To facilitate operational efficiency and effective hedge accounting, the group's policy is to maintain fixed rate borrowings within a band of 40% to 60% of projected net borrowings, and the overall net borrowings portfolio is managed according to a duration measure. The board approved template specifies different duration guidelines and fixed/floating amortisation periods (time taken for the fixed element of debt to reduce to zero) depending on different interest rate environments. The majority of Diageo's existing interest rate hedges are designated as hedges. Designated hedges are expected to be effective.

Liquidity risk    Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The group's policy with regard to the expected maturity profile of borrowings of group financing companies

Business review (continued)

is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

Credit risk    Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. Credit risk arises from cash balances (including bank deposits and cash and cash equivalents), fixed income and money market investments and derivative financial instruments, as well as credit exposures to customers, including outstanding receivables, financial guarantees and committed transactions. Credit risk is managed on a group basis separately for financial and business related credit exposures.

Financial credit risk    Diageo minimises its financial credit risk through the application of risk management policies approved and monitored by the board. Counterparties are limited to major banks and financial institutions, and the board defined policy restricts the exposure to any one counterparty bank by setting credit limits taking into account the credit quality of the counterparty bank as defined by Moody's, Standard and Poor's or Fitch. The board also defines the types of financial instruments which may be transacted. The group policy ensures that individual counterparty limits are adhered to and that there are no significant concentrations of credit risk. Financial instruments are only transacted with major international financial institutions with a long term credit rating within the A band or better. The credit risk arising through the use of financial instruments for interest rate and foreign exchange management is estimated with reference to the fair value of contracts with a positive value, rather than the notional amount of the instruments themselves.

        When derivative transactions are undertaken with bank counterparties, Diageo may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a pre-determined threshold.

        During the year ended 30 June 2009, Diageo reviewed the credit limits applied and continued to monitor the counterparties' credit quality in response to market credit conditions.

Business related credit risk    Trade and other receivables exposures are managed locally in the operating units where they arise and credit limits are set as deemed appropriate for the customer. There is no concentration of credit risk with respect to trade and other receivables as the group has a large number of customers which are internationally dispersed.

        The maximum credit risk exposure of the group's financial assets as at 30 June 2009 and 30 June 2008 was as follows:

	2009	2008
	£ million	£ million
Derivative financial assets	240	70
Other investments	231	168
Trade and other receivables	1,755	1,941
Cash and cash equivalents	914	714

Total	3,140	2,893

Commodity price risk    The group uses long term purchase and commodity futures contracts to hedge against price risk in certain commodities. Long term purchase contracts are used to secure prices with

Business review (continued)

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

        Realised net losses recognised in the income statement in the year ended 30 June 2009 were £5 million (2008 – £4 million gains). There were no open deals on the balance sheet at 30 June 2009 (2008 – £nil) as all commodity futures contracts had been sold before that date.

Insurance    The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains insurable risk where external insurance is not considered an economic means of mitigating these risks.

Market risk sensitivity analysis

This section on market risk sensitivity analysis forms part of the audited financial statements.

        The group has used a sensitivity analysis technique that measures the estimated impacts on the income statement and on equity of either an instantaneous increase or decrease of 1% (100 basis points) in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2009, for each class of financial instrument with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on net post employment benefit obligations and taxation. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

        The sensitivity analysis is based on the following:

  •
  Financial instruments are valued at the balance sheet date using discounted cash flow techniques.

  •
  Changes in interest rates affect the interest income or expense of variable interest financial instruments.

  •
  Changes in interest rates only affect interest income or expense in relation to financial instruments with fixed interest rates if these are recognised at their fair value.

  •
  Changes in interest rates affect the fair value of derivative financial instruments designated as hedging instruments and all interest rate hedges are expected to be highly effective.

  •
  Changes in the fair values of derivative financial instruments and other financial assets and liabilities are estimated by discounting the future cash flows to net present values using rates prevailing at the year end.

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

        As at 30 June 2009 and 30 June 2008, hypothetical changes in other risk variables would not significantly affect the fair value of financial instruments at those dates.

Business review (continued)

Sensitivity analysis table

	1% decrease in interest rates	1% increase in interest rates	10% weakening in sterling	10% strengthening in sterling
	£ million	£ million	£ million	£ million
At 30 June 2009
Impact on income statement: gain/(loss)	33	(39)	(38)	31
Impact on equity: gain/(loss)(a)	30	(31)	(834)	682
At 30 June 2008
Impact on income statement: gain/(loss)	24	(24)	(31)	25
Impact on equity: gain/(loss)(a)	24	(24)	(727)	595

(a)
The group's foreign currency debt is used as a hedge of net investments in foreign operations and as such the translation of foreign net investments would mostly offset the foreign currency gains or losses on financial instruments recognised directly in equity.

The above analysis considers the impact of all financial instruments including financial derivatives, cash and cash equivalents, borrowings and other financial assets and liabilities.

Critical accounting policies

This section on critical accounting policies forms part of the audited financial statements.

        The consolidated financial statements are prepared in accordance with IFRS. Diageo's accounting policies are set out in the notes to the consolidated financial statements in this annual report. In applying these policies the directors are required to make estimates and subjective judgements that may affect the reported amounts of assets and liabilities at the balance sheet date and reported profit for the year. The directors base these on a combination of past experience and any other evidence that is relevant to the particular circumstance. The actual outcome could differ from those estimates. Of Diageo's accounting policies, the directors consider that policies in relation to the following areas are particularly subject to estimates and the exercise of judgement.

Brands, goodwill and other intangibles    Acquired intangible assets are held on the consolidated balance sheet at cost. Where these assets are regarded as having indefinite useful economic lives, they are not amortised. Assessment of the useful economic life of an asset, or that an asset has an indefinite life, requires management judgement.

        Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. In particular, the group performs a discounted cash flow analysis at least annually to compare discounted estimated future operating cash flows to the net carrying value of each acquired brand. The analysis is based on forecast cash flows with terminal values being calculated using the long term growth rate (the real GDP growth rate of the country plus its inflation rate) of the principal countries in which the majority of the profits of each brand are generated. The estimated cash flows are discounted at the group's weighted average cost of capital in the relevant country.

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

Business review (continued)

future operating cash flows, weighted average cost of capital for the cash generating unit concerned and long term growth rates.

        The tests are dependent on management's estimates and judgements, in particular in relation to the forecasting of future cash flows, the discount rates applied to those cash flows and the expected long term growth rates. Such estimates and judgements are subject to change as a result of changing economic conditions. Management attempts to make the most appropriate estimates, but actual cash flows and rates may be different.

        For some recently acquired intangible assets, there is limited headroom as the recoverable amount has been affected in the short term by the slowdown in the worlwide economy. For the Ketel One vodka worldwide distribution rights, acquired on 9 June 2008, a negative change in the assumptions used to calculate the recoverable amount would result in an impairment charge. A 1% increase in the discount rate, a 1% decrease in the long term growth rate or a 5% decrease in forecast annual cash flows would result in an impairment charge of £105 million, £65 million or £44 million, respectively.

Post employment benefits    Diageo accounts for post employment benefits in accordance with IAS 19 – Employee benefits. Application of IAS 19 requires the exercise of judgement in relation to various assumptions including future pay rises in excess of inflation, employee and pensioner demographics and the future expected returns on assets.

        Diageo determines the assumptions to be adopted in discussion with its actuaries, and believes these assumptions to be in line with UK practice generally, but the application of different assumptions could have a significant effect on the amounts reflected in the income statement, statement of recognised income and expense and balance sheet in respect of post employment benefits. The assumptions vary among the countries in which the group operates, and there may be an interdependency between some of the assumptions. The major assumptions used by the group for the three years ended 30 June 2009 are set out in note 4 to the consolidated financial statements. It would be impracticable to give the impact of the effect of changes in all of the assumptions used to calculate the post employment charges in the income statement, statement of recognised income and expense and balance sheet, but the following disclosures are provided to assist the reader in assessing the impact of changes in the more critical assumptions.

        The finance income and charges included in the income statement for post employment benefits are partly calculated by assuming an estimated rate of return on the assets held by the post employment plans. For the year ended 30 June 2009, this was based on the assumption that equities would outperform fixed interest government bonds by four percentage points. A one percentage point increase in this assumption would have increased profit before taxation by approximately £48 million.

        The rates used to discount the liabilities of the post employment plans are determined by using rates of return on high quality corporate bonds of appropriate currency and term. A half a percentage point increase in the discount rate assumption used to determine the income statement charge in the year ended 30 June 2009 would have increased profit before taxation by approximately £9 million. A half a percentage point increase in the discount rate assumption used to determine the post employment liability at 30 June 2009 would have decreased the liabilities before tax by approximately £421 million.

        The net liability for post employment benefits is partly determined by the fair value at the end of the year of the assets owned by the post employment plans. A 10% movement in worldwide equity values would increase/decrease the net post employment liability before tax at 30 June 2009 by approximately £210 million.

Business review (continued)

        The mortality assumptions used in the UK plan were reassessed in 2006 and are based on the mortality experience of the plan to 31 March 2009 and allow for future improvements in life expectancy. For example, it is assumed that members who retire in 2029 at age 65 will live on average for a further 23 years if they are male and for a further 24 years if they are female. If assumed life expectancies had been one year greater, the charge to profit before taxation would have increased by approximately £13 million and the net post employment liability before tax would have increased by approximately £186 million.

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

Directors and senior management

	Age	Nationality	Position (committees)
Directors
Dr Franz B Humer	63	Swiss/Austrian	Chairman, non-executive director(3)*
Paul S Walsh	54	British	Chief executive, executive director(2)*
Nicholas C Rose	51	British	Chief financial officer, executive director(2)
Lord Hollick of Notting Hill	64	British	Senior non-executive director(1)(3)(4)*
Peggy B Bruzelius	59	Swedish	Non-executive director(1)(3)(4)
Laurence M Danon	53	French	Non-executive director(1)(3)(4)
Betsy D Holden	53	American	Non-executive director(1)(3)(4)
Maria Lilja	65	Swedish	Non-executive director(1)(3)(4)
Philip G Scott	55	British	Non-executive director(1)*(3)(4)
H Todd Stitzer	57	American	Non-executive director(1)(3)(4)
Paul A Walker	52	British	Non-executive director(1)(3)(4)
Senior management
Ronald Anderson	53	British	Chief customer officer(2)
Nicholas B Blazquez	48	British	Managing director, Diageo Africa(2)
Andrew Fennell	42	British	Chief marketing officer(2)
Stuart R Fletcher	52	British	President, Diageo International(2)
Gilbert Ghostine	49	Lebanese	President, Diageo Asia Pacific(2)
David Gosnell	52	British	Managing director, global supply and global procurement(2)
James N D Grover	51	British	Global business support director(2)
Deirdre A Mahlan	47	American	Deputy chief financial officer(2)
Ivan M Menezes	50	American	President, Diageo North America; chairman, Diageo Asia Pacific(2)
Randolph J Millian	56	American	Managing director, Diageo Latin America and Caribbean(2)
Andrew Morgan	53	British	President, Diageo Europe(2)
Timothy D Proctor	59	American/British	General counsel(2)
Larry Schwartz	56	American	President, Diageo USA(2)
Gareth Williams	56	British	Human resources director(2)
Ian Wright	51	British	Corporate relations director(2)
Officer
Paul D Tunnacliffe	47	British	Company secretary

Key to committees:

(1)	Audit
(2)	Executive (comprising senior management)
(3)	Nomination
(4)	Remuneration
*	Chairman of committee
Joined the executive committee during the year ended 30 June 2009

Directors and senior management (continued)

Dr Franz Humer    was appointed chairman of Diageo plc in July 2008, having been a non-executive director since April 2005. He is also chairman of F. Hoffmann-La Roche Ltd in Switzerland and a non-executive director of Allianz Versicherungs AG in Germany. He was formerly chief operating director of Glaxo Holdings plc and has held a number of other non-executive directorships. During the year, he resigned as a director of Chugai in Japan.

Paul Walsh    was appointed chief executive of Diageo plc in September 2000, having been chief operating officer since January 2000. He has served in a number of management roles since joining GrandMet's brewing division in 1982, including chief executive officer of The Pillsbury Company. He was appointed to the GrandMet board in October 1995 and to the Diageo plc board in December 1997. He was appointed a non-executive director of Unilever PLC in May 2009 and is also a member of the Council of the University of Reading, a member of the Business Council for Britain, chairman of the Scotch Whisky Association and a non-executive director of FedEx Corporation in the United States. During the year, he resigned as a non-executive director of Centrica plc.

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

Lord (Clive) Hollick of Notting Hill    was appointed a non-executive director of Diageo plc in December 2001 and senior non-executive director and chairman of the remuneration committee in September 2004. He is a senior adviser to Kohlberg Kravis Roberts and is also a member of the supervisory board of ProSiebenSat.1 Media AG, a non-executive director of Honeywell International Inc in the United States and a founding trustee of the Institute of Public Policy Research. He was formerly chief executive of United Business Media plc and has held a number of other non-executive directorships. During the year, he resigned as a member of the supervisory board of The Nielsen Company.

Peggy Bruzelius    was appointed a non-executive director of Diageo plc in April 2009. She is chairman of Lancelot Asset Management and vice chairman of AB Electrolux, both in Sweden, and sits on the boards of Akzo Nobel NV in the Netherlands, Syngenta AG in Switzerland, Husqvarna AB in Sweden and the Stockholm School of Economics, as well as chairing the Swedish Board of Higher Education. She was formerly managing director of ABB Financial Services AB and headed the asset management arm of Skandinaviska Enskilda Banken AB.

Laurence Danon    was appointed a non-executive director of Diageo plc in January 2006. She is a member of the executive board of Edmond de Rothschild Corporate Finance in France and is also a non-executive director of Plastic Omnium and Rhodia SA, both in France, and a non-executive director of Experian Group Limited, from which office she will resign at the end of December 2009. She was appointed a non-executive director of BPCE, France's second largest banking group, in July 2009. Formerly she served with the French Ministry of Industry and Energy, held a number of senior management posts with Total Fina Elf and was chairman and chief executive officer of France Printemps. During the year, she resigned as a non-executive director of Lafuma SA.

Betsy D Holden    was appointed a non-executive director of Diageo plc with effect from 1 September 2009. She is a senior advisor to McKinsey & Company and also sits on the boards of Tribune Company, Western Union Company, MediaBank LLC, the Kellogg School of Management Dean's Advisory Board, and Duke University's Trinity College Board of Visitors. She was formerly co-chief operating

Directors and senior management (continued)

officer of Kraft Foods and chief operating officer of Kraft Foods North America, and has over 25 years of experience in consumer goods with expertise in general management, strategy, marketing and innovation.

Maria Lilja    was appointed a non-executive director of Diageo plc in November 1999. She was formerly head of American Express Europe (having played a leading role in building Nyman & Schultz, a long-established Scandinavian travel management company, which was acquired by American Express) and has held a number of other non-executive directorships.

Philip Scott    was appointed a non-executive director of Diageo plc and chairman of the audit committee with effect from 17 October 2007. He is chief financial officer of Aviva plc, to which position he was appointed in July 2007 and from which office he will retire at the end of December 2009. He began his career with Norwich Union as a trainee actuary in 1973 and subsequently held a number of senior roles with that company and its successor Aviva, including that of group executive director.

H Todd Stitzer    was appointed a non-executive director of Diageo plc in June 2004. He is chief executive of Cadbury plc (to which office he was appointed in 2003) and formerly held a number of marketing, sales, strategy and general management posts subsequent to joining the company in 1983 as an assistant general counsel. He has been a member of the board of trustees for Business in the Community since 2008.

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

William (Bill) Shanahan    retired as a non-executive director of Diageo plc in April 2009.

Executive committee

Ronald (Ron) Anderson    was appointed chief customer officer of Diageo plc in July 2008, having previously held various senior sales and general management roles in the United Kingdom, Canada and the United States. He joined the company in 1985, prior to which he worked for Tesco and Gillette.

Nicholas (Nick) Blazquez    was appointed managing director, Diageo Africa in August 2004, prior to which he was managing director, Diageo Asia Key Markets. He held various managerial positions in United Distillers between 1989 and 1998.

Andrew (Andy) Fennell    was appointed chief marketing officer of Diageo plc in September 2008, and has held a number of marketing roles in the United Kingdom and internationally with Guinness and Diageo, prior to which he worked in various sales and marketing roles with Britvic and Bass plc.

Stuart Fletcher    was appointed president, Diageo International in October 2004, having been president, Key Markets since September 2000. He held a number of senior management positions with Guinness, after joining the company in 1986, including managing director of Developing and Seed Markets, and previously held various financial positions with Procter & Gamble and United Glass.

Gilbert Ghostine    was appointed president, Diageo Asia Pacific on 1 July 2009, having previously been managing director, Diageo Continental Europe since July 2006. He was formerly managing director, Northern Europe and president, US Major Markets and held various senior managerial roles in Africa, Asia, Europe and the United States, having joined International Distillers & Vintners in 1995.

David Gosnell    was appointed managing director, global supply and global procurement, Diageo plc in January 2003. He joined Diageo in 1998 as European supply director, then headed up Guinness & European RTD supply, prior to which he spent 20 years in various roles with Heinz. He is a non-executive director of Brambles plc.

James (Jim) Grover    was appointed global business support director of Diageo plc in February 2004, having been strategy director since December 1997. Formerly he held a number of senior strategy positions in GrandMet and worked as a management consultant with Booz-Allen & Hamilton Inc and OC&C Strategy Consultants.

Deirdre Mahlan    was appointed deputy chief financial officer of Diageo plc in May 2009, prior to which she was head of tax and treasury, Diageo plc and chief financial officer, Diageo North America. She joined the group in 2001, having held various senior finance positions in Joseph E Seagram & Sons Inc since 1992, and having formerly been a senior manager with Price Waterhouse.

Ivan Menezes    was appointed president, Diageo North America in January 2004, having been chief operating officer, Diageo North America since July 2002. In October 2008, he was also appointed chairman, Diageo Asia Pacific. Formerly he held various senior management positions with Guinness and then Diageo and worked across a variety of sales, marketing and strategy roles with Nestlé in Asia, Booz-Allen & Hamilton Inc in North America and Whirlpool in Europe. He is also a non-executive director of Coach Inc in the United States.

Randolph (Randy) Millian    was appointed managing director, Diageo Latin America and Caribbean in 2005, having joined United Distillers & Vintners Brazil in 1995 as its managing director. Prior to joining Diageo, he held senior management positions with American Express, Schering-Plough, Personal Care Group USA and Pepsi in a number of territories, including Latin America, Europe and Asia.

Andrew Morgan    was appointed president, Diageo Europe in October 2004, having been president, Venture Markets since July 2002. He joined United Distillers in 1987 and held various senior

Executive committee (continued)

management positions with Guinness and then Diageo, including group chief information officer and president, New Business Ventures for Guinness United Distillers & Vintners and director, global strategy and innovation for United Distillers & Vintners.

Timothy (Tim) Proctor    was appointed general counsel of Diageo plc in January 2000. Formerly he was director, worldwide human resources of Glaxo Wellcome and senior vice president, human resources, general counsel and secretary for Glaxo's US operating company. He has over 25 years' international legal experience, including 13 years with Merck and six years with Glaxo Wellcome. He resigned as a non-executive director of Wachovia Corporation in the United States during the year.

Larry Schwartz    was appointed president, Diageo USA in September 2008, prior to which he was president, Diageo North America key market hub, and president of Diageo's US spirits business. He joined the company in 2001 as president of Joseph E Seagram & Sons, having held a variety of senior management positions with Seagram.

Gareth Williams    was appointed human resources director of Diageo plc in January 1999. Formerly he held a number of senior personnel management positions with GrandMet and then United Distillers & Vintners and spent 10 years with Ford of Britain in a number of personnel and employee relations positions.

Ian Wright    was appointed corporate relations director of Diageo plc in July 2004, having held a number of public relations positions with public relations consultancies and The Boots Company.

Robert (Rob) Malcolm    retired as president, global marketing, sales and innovation in December 2008.

John Pollaers    resigned as president, Diageo Asia Pacific with effect from 30 June 2009.

Directors' remuneration report

Dear Shareholder

I am pleased to present the remuneration report for the 2009 financial year.

        The unprecedented global economic downturn has created an unusually challenging economic environment over the past year. The business has nevertheless delivered a resilient set of results while taking significant measures to protect sustainability and to promote long term growth.

        The most important objective of our remuneration policy is to reward Diageo's people, at all levels and in all countries, fairly and competitively, in line with performance, to enable your company to attract and retain the very best talent available. The strength and stability of the executive team at Diageo and the company's impressive operating performance over the last decade testify to the robustness of the remuneration policies in place.

        The remuneration committee has been mindful of the uncertain environment both in assessing performance outcomes for this year and in seeking to ensure that remuneration policies remain appropriate. This process, supported by Deloitte LLP as the remuneration committee's appointed independent adviser, has led the remuneration committee to conclude that the remuneration levels and the mix between fixed and variable compensation continue to be appropriate for the context in which the company is operating and, following the implementation of two new long term incentive plans in 2008, no changes to the overall remuneration mix are proposed this year.

        The tougher environment is reflected in the reward outcomes for the year ended 30 June 2009; total direct compensation delivered to the executive directors is significantly lower compared to 2008 (bonus payments are substantially lower than last year and performance share awards due to vest in September 2009 lapsed in full) demonstrating a clear alignment between company performance, shareholder interests and the executive remuneration arrangements that are in place. In addition, the remuneration committee has made some adjustments to remuneration arrangements for the forthcoming year that reflect the changed environment in which the company is currently operating. These include:

  •
  no salary increases for executive directors and senior management in 2009;

  •
  the recalibration of the adjusted EPS growth targets together with a reduction in the proportion of grant delivered for threshold performance for new options to be granted under the SESOP in September 2009, so that the plan continues to incentivise participants to deliver stretching business performance in the current climate; and

  •
  increasing individual accountability through the introduction of an additional measure in the annual bonus plan that will provide focus on specific measurable business objectives that support the long term growth of the business.

        The remuneration committee will closely monitor developments in the external environment over the months ahead with a view to maintaining remuneration programmes that continue to be competitive and stretching. During the last year the remuneration committee has consulted with major shareholders on a number of aspects of remuneration policy and is committed to an ongoing dialogue with shareholders. In this regard, I am pleased to note that the new long term incentive plans for executive directors, which were put to shareholders at last year's AGM, received strong support.

        The substantial increase in the transfer value of executive pensions reflects changes in the calculation methodology adopted by the pension trustees during the year as well as the impact of changing market conditions, interest rates and increases to pensionable pay, age and service. The

Directors' remuneration report (continued)

remuneration committee has made no changes to pension policy nor made any enhancement to the executive directors' pension benefits during the year.

        The following report provides further explanation of the current remuneration arrangements for executive directors and the reward outcomes for the 2009 performance year.

        Finally, we will be submitting several resolutions relating to share plans for shareholder approval at the company's October 2009 AGM. Details are included in the Notice of Meeting.

        We look forward to receiving your support at the AGM in October.

Lord Hollick of Notting Hill

Senior non-executive director and chairman of the remuneration committee

Remuneration Summary for the year ended 30 June 2009

Base salary

Base salaries for the executive directors were increased in October 2008 as part of the normal annual review. With effect from 1 October 2008, the annual salaries payable to the chief executive and the chief financial officer were £1,155,000 and £673,000, respectively. In light of current economic conditions, no annual review for executive directors and senior management will occur in October 2009 and salaries will therefore remain at 2008 levels.

Summary of salary reviews for executive directors

	Oct 2009 % increase	Oct 2008 % increase
NC Rose	0%	6%
PS Walsh	0%	5%

Short term incentive plans    The committee set stretching performance targets based on a mix of profit, net sales and free cash flow measures for the performance year ended 30 June 2009. The business delivered a resilient set of results in the context of the current economic climate, and the challenges presented by this changing environment are reflected in the level of bonus payout achieved. In the year ended 30 June 2009, profit and sales were below target, but the free cash flow targets were exceeded, therefore the executive directors received payments under the annual incentive plan that were equivalent to 44% of their 2008 base salary. No discretionary adjustments were made for individual performance or the exceptional circumstances in which the business was operating.

Long term incentive plans    In 2008, the remuneration committee implemented two new long term incentive plans following shareholder approval obtained at the October 2008 AGM. The first awards under the new share option and performance share plans were made in October 2008. The executive directors received option grants and were awarded shares in the range of 300% to 375% of their salaries. The vesting of these awards is subject to the achievement of stretching relative and absolute performance conditions over a three-year period.

        The performance shares awarded in 2005 vested at 35% of the initial award in September 2008 based on a relative total shareholder return (TSR) ranking of ninth position (median) in the peer group of 17 companies at the end of the performance cycle (the peer group was reduced to

Directors' remuneration report (continued)

16 companies for subsequent performance cycles following a peer group company acquisition during the year).

        Share options granted in 2005 vested in full in September 2008 upon exceeding the required performance condition of adjusted EPS growth of RPI plus 15 percentage points.

Shareholding requirements    The executive directors are required to hold a minimum shareholding in order to participate fully in the long term incentive plans. The status of that requirement as at 30 June 2009 for NC Rose and PS Walsh is shown below:

	NC Rose	PS Walsh
Value of shareholdings (£000)	4,044	6,414
Minimum shareholding as % of salary	250%	300%
Actual shareholding as % of salary	610%	562%

        This information is based on the share interests disclosed in the table 'Share and other interests' in this report, base salary earned in the year ended 30 June 2009, and an average share price for the same period of 891 pence.

Pensions    The executive directors participate in a final salary pension scheme. Accrued annual pension as at 30 June 2009 is £369,000 per annum for NC Rose and £637,000 per annum for PS Walsh. The executive directors contribute 6% of their pensionable pay to the scheme.

Non-executive directors' remuneration for the year ended 30 June 2009

An increase of £5,000 per annum was applied to the base fee and committee chairman fees for non-executive directors, effective from 1 January 2009. At the same time, the £3,000 overseas travel allowance was removed. The previous review of fees and allowances took place in January 2007.

Governance

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

The remuneration committee consists of Diageo's non-executive directors, all of whom are independent: PB Bruzelius (appointed 24 April 2009), LM Danon, Lord Hollick, M Lilja, PG Scott, HT Stitzer and PA Walker. WS Shanahan retired from the remuneration committee on 30 April 2009. Lord Hollick is chairman of the remuneration committee. The chairman of the board and the chief executive may, by invitation, attend remuneration committee meetings except when their own remuneration is discussed.

Directors' remuneration report (continued)

        The remuneration committee met five times during the year to consider, and approve, amongst other things:

  •
  the annual incentive plan, share-based grants and vesting for executive directors and the executive committee;

  •
  approach to salary reviews for the executive directors and executive committee;

  •
  the composition and calibration of the TSR comparator group for the performance share plan;

  •
  an analysis of pay versus performance, supported by Deloitte LLP as the committee's independent adviser; and

  •
  the directors' remuneration report for the year ended 30 June 2009.

Further information on meetings held and director attendance is disclosed in the corporate governance report. The remuneration committee's terms of reference are available at www.diageo.com and on request from the company secretary.

Advice    During the year ended 30 June 2009, the remuneration committee appointed the following independent consultants:

  •
  Deloitte LLP – who provided advice on remuneration best practice and senior executive remuneration. Deloitte LLP also provided a range of tax, accounting, consulting and risk management services during the year.

  •
  Kepler Associates – who reviewed and confirmed the TSR of Diageo and the peer group companies for the award under the September 2005 TSR plan (for which the performance cycle ended on 30 June 2008), provided periodic performance updates on all outstanding performance cycles and reviewed the TSR comparator group and TSR calibration for future awards. They provided no other services to Diageo during the year.

Additional remuneration survey data published by Hewitt Associates, Towers Perrin and Monks (part of PricewaterhouseCoopers LLP), were presented to the remuneration committee during the year.

        Diageo's human resources director and director of performance and reward were also invited by the remuneration committee to provide their views and advice.

Executive remuneration philosophy and principles

The plans in which Diageo's executive directors and senior management participate are designed to reflect the principles detailed below:

What	Why	How
Performance-related compensation	It influences and supports performance and the creation of a high-performing organisation.	• Short and long term incentives conditional upon achieving stretching performance targets.

Directors' remuneration report (continued)

What	Why	How
Rewarding sustainable performance	It is at the heart of Diageo's corporate strategy and is vital to meeting investors' goals.	• A balanced mix of absolute and relative performance measures for short and long term incentives that reflect sustainable profit and underlying financial performance.
• Shareholding requirements that align the interests of senior executives with shareholders and that are a condition of full participation in share award and share option plans.
Measuring performance over three years	It aligns with the time cycle over which management decisions are reflected in the creation of value in this business.	• Long term incentives that comprise a combination of share option grants and share awards in each year and vary with three-year EPS and TSR performance respectively.
Providing a balanced mix of remuneration	It enables focus on long term value creation while avoiding disproportionate risk-taking.	• Base salary, benefits, pension, short term cash incentives and long term equity incentives.
Providing a competitive total remuneration opportunity	It helps Diageo attract and retain the best global talent.
• Reward levels considered against the total remuneration packages paid in the top 30 companies in the FTSE 100 by market capitalisation, excluding those in the financial services sector. Total remuneration positioned between the median and upper quartile of this group, reflecting the size and complexity of Diageo's business globally.
Simplicity and transparency	It allows targets to be motivating and demonstrably linked to company performance.	• Targets that are within a sphere of direct influence and that align with the company's short and long term goals.

Pay for performance    The board of directors sets stretching performance targets for the business and its leaders. To achieve these targets and deliver performance requires exceptional business management and strategic execution. This approach to target setting reflects the aspirational performance environment that Diageo wishes to create.

        The annual incentive plan aims to reward the delivery of short term performance goals with commensurate levels of remuneration. Long term incentive plans aim to reward long term sustained performance. Under both sets of plans, if the demanding targets are achieved, high levels of reward may be earned. All incentives are capped in order that inappropriate business risk-taking is neither encouraged nor rewarded.

Directors' remuneration report (continued)

Fixed and variable remuneration

The balance between fixed and variable elements of remuneration changes with performance. The anticipated normal mix between fixed and variable remuneration for executive directors is that for £100 of remuneration earned, £32 will be fixed remuneration and £68 will be performance-related remuneration, excluding pensions and other benefits. This mix is illustrated in the following chart. In some years, the variable element may be higher or lower depending on the performance of the business.

Summary of current remuneration policy for executive directors

A breakdown of the reward programmes in which Diageo's executive directors participate, the remuneration strategy that they support and the policy governing their execution is detailed in the table below:

What	Why	How
Base salary	Reflects the value of the individual, their skills and experience, and performance.	• Reviewed annually with changes usually taking effect from 1 October.
• Benchmarked against the top 30 companies in the FTSE 100 excluding financial services businesses.
• Generally positioned at the median of the relevant market or, in exceptional circumstances, positioned above median if justified by the requirement to recruit or retain key executives.

Directors' remuneration report (continued)

What	Why	How
Annual performance bonus	Incentivises year on year delivery of short term performance goals.	• Targets set by reference to the annual operating plan.
• Level of payout determined by Diageo's overall financial performance.
• Bonus payout historically based 100% on financial measures. Effective from 1 July 2009, based 80% on financial measures and 20% on specific individual business objectives.
• Up to 100% of salary earned for on target performance with a maximum of 200% of salary payable for outstanding performance.
Share options (SESOP 2008)	Incentivises three-year earnings growth above a minimum threshold.	• A discretionary annual grant of market price share options subject to a performance test based on absolute annual compound growth in adjusted EPS over three years.
Provides focus on increasing Diageo's share price over the medium to longer term.
• Stretching growth targets set annually by the remuneration committee.
• Maximum annual grant of 375% of salary.
• Threshold vesting level of 30% (October 2008 awards) and 25% (September 2009 awards), with pro rata vesting up to 100% maximum.
• No re-test facility.
Performance share awards (PSP 2008)	Incentivises three-year total shareholder return relative to a selected peer group of companies.	• A discretionary annual award of shares subject to a performance test based on TSR performance against a peer group of companies. • Maximum annual award of 375% of salary.

Directors' remuneration report (continued)

What	Why	How
Provides focus on delivering superior returns to shareholders.	• Threshold vesting of 25% for median performance up to vesting of 100% for position 1 or 2 relative to a TSR peer group.
• Notional dividends accrue on awards, delivered as shares or cash at the discretion of the remuneration committee.
Pension	Provides competitive post-retirement benefits.
• Accrual rate of 1/30 of pensionable pay.
• Maximum pension is restricted to 2/3 of final remuneration minus retained benefits.
• Normal retirement age (NRA) is 62.
• Contributory – 6% of pensionable pay.
• Subject to election, benefits in excess of the lifetime allowance (LTA) provided through unfunded non-registered arrangement.

Base salary    The summary table on the previous page sets out the policy on base salary for the executive directors. Base salaries are generally set around the median of the relevant market for each role and take account of level of experience, performance and the external market. The remuneration committee also has regard to pay conditions throughout the company when deciding annual salary increases for the executive directors.

        The table 'Summary of salary reviews for executive directors' in the remuneration summary at the beginning of this report shows the salary increases that were applied during the performance year. In light of current economic conditions and focus on cost constraint, no salary increases will be made in calendar year 2009.

Annual performance bonus    The annual bonus plan is designed to incentivise year on year delivery of short term performance goals that are determined by pre-set stretching targets and measures agreed by the remuneration committee with reference to the annual operating plan. The remuneration committee determines the level of performance achieved based on Diageo's overall financial performance at the financial year end. The business results for the year ended 30 June 2009 are described in the Business review.

        The targets for the year ended 30 June 2009 were a combination of measures including profit before exceptional items and tax, net sales and free cash flow. Profit and sales were below target but free cash flow targets were exceeded, therefore the overall level of performance achieved resulted in an actual performance bonus paid equating to 44% of base salary. The actual bonus payments received by the executive directors are shown in this report in the table 'Directors' remuneration for the year ended 30 June 2009'.

Directors' remuneration report (continued)

        For the year ending 30 June 2010, the remuneration committee has introduced specific individual business objectives as a weighted measure in addition to the existing financial measures. This new measure will focus on business objectives, derived from a set of collective business goals, that are specific to the executive's particular area of accountability and will be focused on supporting the long term growth of the business.

Long term incentive plans (LTIPS)

Current long term incentives comprise a combination of share options under the SESOP and performance share awards under the PSP and are designed to incentivise executive directors and senior managers to strive for long term sustainable performance. These awards are made on an annual basis with the level of award considered each year in light of individual and business performance. Awards made under both sets of plans are subject to performance conditions normally measured over a three-year period. The regular review of the performance measures and the vesting schedule used in each plan are designed to ensure that the LTIPs continue to support the business objectives and are in line with current best practice. All of Diageo's share plans are operated within the ABI dilution guidelines for share-based remuneration.

Senior executive share option plan 2008 (SESOP 2008)    Options granted under SESOP 2008 are subject to a performance condition based on compound annual growth in adjusted EPS over a three-year period, with growth targets set by the company's remuneration committee for each grant. For the purpose of the SESOP, an underlying measure of EPS is used to ensure that items such as exceptional items and movements in exchange rates are excluded from year on year comparisons of performance. Options will only vest when stretching adjusted EPS targets are achieved. Vesting is on a pro rata basis currently ranging from a threshold level of 25% to a maximum level of 100%.

        Given the recent changes in the external environment and their impact on global growth rates, the adjusted EPS growth targets for the awards to be made in September 2009 have been set at a range of 3% compound annual growth for threshold vesting to 7% compound annual growth for maximum vesting, equivalent to 9% growth and 23% growth over a three-year period for threshold and maximum vesting, respectively. In light of these adjusted targets, threshold vesting was reduced from 30% to 25% of grant for the 2009 award.

        The adjusted EPS growth target for the 2008 grant of options to vest in full is 10% per annum compound which is equivalent to 33% growth over a three-year period. The threshold when options start to vest is when adjusted EPS grows by an average of 6% compound per annum, equivalent to 19% over a three-year period, at which point 30% of the award would vest.

        The maximum annual grant under the plan is 375% of base salary. However, the remuneration committee has the discretion to grant awards in excess of the maximum limit in exceptional circumstances.

Adjusted EPS growth pa	September 2009 grants
% vesting
7% +	100%
3% – 7%	25% – 100%
(pro rata )
3%	25%
Less than 3%	0%

Directors' remuneration report (continued)

Adjusted EPS growth pa	September 2008 grants
% vesting
10% +	100%
6% – 10%	30% – 100%
(pro rata )
6%	30%
Less than 6%	0%

In the year ended 30 June 2009, the adjusted EPS measure used in the SESOP 2008 has grown by 2.6%. This represents the first year's growth of the three-year performance cycle for the SESOP award made in October 2008 and is significantly below target, reflecting the challenging economic conditions of the last year.

Senior executive share option plan 1999 (SESOP 1999)    The executive directors currently hold unvested options granted under an expired SESOP 1999 with the final grant under this plan due to vest in September 2010. These options are subject to satisfying a performance condition based on adjusted EPS growth relative to RPI over a three-year period. The vesting schedule is shown in the table below:

Adjusted EPS growth relative to RPI	% option grant released
RPI + 15%	100%
RPI + 12%	50%
Less than RPI + 12%	0%

Performance share plan (PSP 2008)    Under this plan, participants are granted a discretionary, conditional right to receive shares. All conditional rights awarded vest after a three-year period subject to achievement of two performance tests. The primary performance test is a comparison of Diageo's three-year TSR – the percentage growth in Diageo's share price (assuming all dividends and capital distributions are reinvested) – with the TSR of a peer group of international drinks and fast moving consumer goods (FMCG) companies. TSR calculations are converted to a common currency (US dollars). The second performance test requires that there has been an underlying improvement in Diageo's three-year financial performance, typically measured by an adjusted EPS measure, for the remuneration committee to recommend the release of awards. The maximum annual award under the plan is 375% of salary. However, the remuneration committee has discretion to grant awards in excess of this maximum in exceptional circumstances. Notional dividends accrue on awards and are paid out either in cash or shares in accordance with the vesting schedule shown in the table below.

Total shareholder return plan (TSR 1998)    The executive directors hold unvested performance shares awarded under the expired TSR plan with the final award under this plan due to vest in September 2010. As with the current PSP, the proportion vesting is subject to TSR performance relative to the selected peer group. Outstanding awards under this expired plan are subject to the vesting schedule below. Notional dividends do not accrue on awards made under the expired TSR plan.

Directors' remuneration report (continued)

Vesting schedules and TSR peer group for the PSP and the TSR plan

TSR ranking	PSP 2008	TSR 1998 (expired)
	% vesting(a)	% vesting
1st or 2nd	100%	150%
3rd	95%	142%
4th	75%	114%
5th	65%	94%
6th	55%	83%
7th	45%	67%
8th	25%	35%
9th or below	0%	0%

TSR peer group(b)
AB InBev	HJ Heinz
Brown-Forman	Nestlé
Cadbury	PepsiCo
Carlsberg	Pernod Ricard
Coca-Cola	Procter & Gamble
Colgate-Palmolive	SABMiller
Groupe Danone	Unilever
Heineken

Notes

(a)
An adjustment was made to grant levels to ensure that broadly the same payout as a percentage of salary would be achieved under both old and new schedules.

(b)
The TSR peer group was reviewed during the year following the takeover of Anheuser-Busch. Following this review, the remuneration committee concluded that the three-year TSR performance for current and future awards would be measured on the basis of a reduced peer group of 16 companies including Diageo.

Long-term incentive plans and change of control    In the event of a change of control and at the remuneration committee's discretion, outstanding PSP and TSR plan awards would be released and outstanding share options would become exercisable based on the extent to which the relevant performance conditions had been met since the initial award or grant respectively.

All employee share plans    The executive directors are eligible to participate in the UK HM Revenue & Customs approved share incentive and sharesave plans that Diageo operates on the same terms for all eligible employees.

Share ownership

Senior executives are currently required to build up significant holdings of shares in Diageo from their own resources over a defined period of time. Full participation in the share option and share award plans is conditional upon meeting this requirement. This policy reflects Diageo's belief that its most senior leaders should also be shareholders. With effect from 1 January 2009, the chief executive and chief financial officer are required to hold company shares equivalent to 300% and 250% of their base

Directors' remuneration report (continued)

salary, respectively. The current status of their shareholding requirement is shown in the shareholding table in the remuneration summary at the beginning of this report.

Pension provision

NC Rose and PS Walsh are members of the Diageo Pension Scheme. They currently accrue pension rights at the rate of one-thirtieth of pensionable pay each year. Bonus payments and other benefits are not included in pensionable pay. The pension at normal retirement age (NRA) may not exceed two-thirds of final remuneration minus retained benefits. Subject to the consent of the company, no actuarial reduction is currently applied upon early retirement on or after age 57. Pensions in payment are increased each year in line with increases in the RPI, subject to a maximum of 5% per year and a minimum of 3% per year.

        On death in service, a lump sum of four times pensionable pay becomes payable, together with a spouse's pension of two-thirds of the executive director's prospective pension. Upon death after retirement, a spouse's pension of two-thirds of the executive director's pension before commutation is payable.

        The executive directors make employee contributions of 6% of pensionable pay.

        As a result of changes introduced by the UK Finance Act 2004 affecting the taxation of pensions from 6 April 2006, executive directors were offered the option of having benefits in excess of their lifetime allowance (LTA) provided by an unfunded non-registered arrangement. Both executive directors have opted to have part of their benefits provided from this unfunded arrangement, if appropriate. Total pension benefits remain subject to the HM Revenue & Customs limits that were in force on 5 April 2006.

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

External appointments

Executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them, subject to the specific approval of the board in each case.

        During the year ended 30 June 2009, PS Walsh served as a non-executive director of Centrica plc (resigned 11 May 2009), Unilever PLC (appointed 14 May 2009), and FedEx Corporation and retained

Directors' remuneration report (continued)

the fees paid to him for his services. The total amounts of such fees paid to him in the year ended 30 June 2009 are set out in the table below.

PS Walsh
£000
Centrica plc	55
Unilever PLC(a)	11
FedEx Corporation(a)	48

114

Note

(a)
Fees paid in currencies other than sterling are converted using average exchange rates for the year ended 30 June 2009.

In line with the FedEx Corporation policy for outside directors, PS Walsh is eligible to be granted share options. During the year ended 30 June 2009, he was granted 4,400 options at an option price of $80.045. PS Walsh did not exercise any FedEx options in the year ended 30 June 2009.

Chairman and non-executive directors – policy, terms, conditions and fees

Diageo's policy on chairman's and non-executive directors' fees is as follows:

  •
  The fees should be sufficient to attract, motivate and retain world-class talent.

  •
  Fee practice should be consistent with recognised best practice standards for such positions.

  •
  The chairman and non-executive directors should not participate in any of the company's incentive plans.

  •
  Part of the chairman's fees should be used for the purchase of Diageo shares.

  •
  Fees for non-executive directors should be within the limits set by the shareholders from time to time, currently £1,000,000, as approved by shareholders at the October 2005 Annual General Meeting. The limit excludes remuneration paid for special services performed by directors.

The chairman of the board, Dr FB Humer, commenced his appointment on 1 July 2008. Dr FB Humer has a letter of appointment for an initial five-year term from 1 July 2008. It is terminable on six months' notice by either party or, if terminated by the company, by payment of six months' fees in lieu of notice. The annual fee payable to Dr FB Humer is £400,000.

        The chairman's fee is normally reviewed every two years and any changes would normally take effect from 1 January. Fees are reviewed in the light of market practice in large UK companies and anticipated workload, tasks and potential liabilities. As recommended by the Combined Code on Corporate Governance, any changes will be approved by the remuneration committee. In line with Diageo's policy, a proportion of the annual fee is used for the monthly purchase of Diageo ordinary shares, which have to be retained until the chairman retires from the company or ceases to be a director for any other reason.

        All non-executive directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com.

Directors' remuneration report (continued)

        The fees paid to the non-executive directors have historically been reviewed every two years with any changes normally taking effect from 1 January. The last scheduled review of fees was undertaken in December 2008 with changes taking effect from 1 January 2009. At this time, fees were benchmarked against market practice in large UK companies and reviewed in light of anticipated workload, tasks and potential liabilities. As a result of this review the non-executive director fees were increased as shown in the table below. At the same time, it was agreed to remove the £3,000 travel allowance payable each time an overseas based non-executive director travels to attend board and committee meetings, also effective from 1 January 2009. In line with current market practice, fees for non-executive directors will now be reviewed annually.

Per annum fees effective from	January 2009	January 2007
Base fee	£75,000	£70,000
Senior non-executive director	£20,000	£20,000
Chairman of audit committee	£25,000	£20,000
Chairman of remuneration committee	£15,000	£10,000

The emoluments received by the non-executive directors in the year ended 30 June 2009 are shown in the table 'Directors' remuneration for the year ended 30 June 2009'.

Directors' remuneration report (continued)

Directors' remuneration for the year ended 30 June 2009

	2009					2008
Emoluments	Base salary	Annual performance bonus	Share incentive plan	Other benefits(c)	Total	Total
	£000	£000	£000	£000	£000	£000
Chairman – fees
Dr FB Humer(a) (appointed chairman 1 July 2008)	400	—	—	1	401	—
Lord Blyth(b) (retired 30 June 2008)	—	—	—		—	539
Executive directors
NC Rose	663	296	3	34	996	1,373
PS Walsh	1,141	508	3	54	1,706	2,317

	1,804	804	6	88	2,702	3,690

Non-executive directors – fees
PB Bruzelius (appointed 24 April 2009)	13	—	—	—	13	—
LM Danon	78	—	—	1	79	86
Lord Hollick	105	—	—	1	106	101
M Lilja	78	—	—	1	79	86
PG Scott	95	—	—	1	96	65
WS Shanahan (retired 30 April 2009)	66	—	—	1	67	80
HT Stitzer	72	—	—	1	73	71
PA Walker	72	—	—	1	73	71
Former non-executive directors – fees
Dr FB Humer (chairman from 1 July 2008)	—	—	—	—	—	86
JR Symonds	—	—	—	—	—	30

	579	—	—	7	586	676

Total	2,783	804	6	96	3,689	4,905

Notes

(a)
£160,000 of Dr FB Humer's remuneration in the year ended 30 June 2009 was used for the monthly purchase of Diageo ordinary shares, which must be retained until he retires from the company or ceases to be a director for any other reason. His remuneration as a non-executive director in the year ended 30 June 2008 is shown in the table under Former non-executive directors – fees.

(b)
£210,000 of Lord Blyth's remuneration in the year ended 30 June 2008 was used for the monthly purchase of Diageo ordinary shares.

(c)
Other benefits may include company car and driver, fuel, product allowance, financial counselling and medical insurance.

Directors' remuneration report (continued)

Long term incentive plans

Payments and gains

In the year ended 30 June 2009, the executive directors received payments and made gains under long term incentive plans as follows:

	2009			2008
	Executive share option exercises	September 2005 TSR award	Total	Total
	£000	£000	£000	£000
Executive directors
NC Rose	—	553	553	2,861
PS Walsh	595	1,200	1,795	2,742

Total	595	1,753	2,348	5,603

Directors' share options over ordinary shares

The following table shows the number of options held under all executive share option plans and savings-related schemes for the directors who held office during the year.

		UK option plan	30 June 2008	Granted	Exercised	30 June 2009	Option price in pence	Market price at date of exercise in pence	Date from which first exercisable	Expiry date
NC Rose		SESOP 1999	262,269			262,269	815		20 Sep 2008	20 Sep 2015
	(a)	SESOP 1999	243,951			243,951	930		19 Sep 2009	19 Sep 2016
	(b)	SAYE	2,914			2,914	567		01 Dec 2009	31 May 2010
		SESOP 1999	226,569			226,569	1051		18 Sep 2010	18 Sep 2017
		SESOP 2008		287,770		287,770	877		27 Oct 2011	27 Oct 2018

			735,703	287,770		1,023,473

PS Walsh		SESOP 1999	370,553		(100,000)	270,553	759	1,050	11 Oct 2005	11 Oct 2012
		SESOP 1999	379,584		(100,000)	279,584	649	953	10 Oct 2007	10 Oct 2013
		SESOP 1999	493,281			493,281	707		11 Oct 2007	11 Oct 2014
		SESOP 1999	455,521			455,521	815		20 Sep 2008	20 Sep 2015
	(a)	SESOP 1999	423,387			423,387	930		19 Sep 2009	19 Sep 2016
		SESOP 1999	392,483			392,483	1051		18 Sep 2010	18 Sep 2017
	(b)	SAYE	2,465			2,465	653		01 Dec 2010	31 May 2011
		SESOP 2008		493,871		493,871	877		27 Oct 2011	27 Oct 2018

			2,517,274	493,871	(200,000)	2,811,145

Notes

(a)
The performance condition in respect of this SESOP grant was measured after 30 June 2009. The growth in Diageo's EPS over the three years ended 30 June 2009 exceeded the performance condition (RPI plus 15 percentage points) and 100% of these options will become exercisable in September 2009.

(b)
Options granted under the UK savings-related share option scheme.

The mid-market price for ordinary shares at 30 June 2009 was 871 pence (2008 – 924 pence; 10 August 2009 – 930 pence). The highest mid-market price during the year was 1065 pence and the lowest mid-market price was 733 pence.

Directors' remuneration report (continued)

Directors' interests in PSP and TSR plan awards

The following table shows the directors' interests in the PSP and the TSR plan. Details of executive share options are shown separately above.

			Interests at 30 June 2008		Awards made during year	Awards released during year
	Performance period	Date of award	Target award(a)	Maximum award(b)	Maximum award(b)	Number of shares vested(c)	Market price at date of vesting in pence(d)	Interests at 30 June 2009(e)
NC Rose	2005 – 2008	02 Sep 05	154,237	231,356		53,982	1024	—
	2006 – 2009	19 Sep 06(f)	142,018	213,027				213,027
	2007 – 2010	18 Sep 07	127,895	191,843				191,843
	2008 – 2011	27 Oct 08(g)			194,321			194,321

			424,150	636,226	194,321	53,982		599,191

PS Walsh	2005 – 2008	02 Sep 05	334,858	502,287		117,200	1024	—
	2006 – 2009	19 Sep 06(f)	308,098	462,147				462,147
	2007 – 2010	18 Sep 07	276,938	415,407				415,407
	2008 – 2011	27 Oct 08(g)			416,867			416,867

			919,894	1,379,841	416,867	117,200		1,294,421

Notes

(a)
This is the number of shares initially awarded. In accordance with the plan rules, the number of shares awarded is determined based on the average of the daily closing price for the preceding financial year. Of this number of shares initially awarded, 25% under the PSP and 35% under the TSR plan would be released for achieving position eight in the peer group (previously position nine prior to the peer group reduction from 17 to 16 companies in 2008). No shares would be released for achievement of position nine or below.

(b)
This number reflects the maximum number of shares that could be awarded based on the vesting schedule. Under the PSP, the maximum would be 100% of the target award. Under the TSR plan, this would be 150% of the number of shares initially awarded. The entire amount of these shares would only be released for achieving position one or two in the peer group.

(c)
The three-year performance period for the September 2005 TSR plan award ended on 30 June 2008. The number of shares released in September 2008 was 35% of the initial award. This was based on a relative TSR ranking of position nine in the peer group at the end of the performance period. Kepler Associates independently verified the TSR increase and ranking. The remuneration committee reviewed Diageo's adjusted EPS growth over the performance period and confirmed that it exceeded the growth in the RPI over the same period and determined that this represented an underlying improvement in financial performance that permitted the release of the awards.

(d)
The price on 3 September 2008, the release date. The market price was 815 pence when the award was made on 2 September 2005.

(e)
The directors' interests at 10 August 2009 were the same as at 30 June 2009.

(f)
The three-year performance period for the September 2006 TSR plan award ended on 30 June 2009. The number of shares that will be released in September 2009 is 0% of the initial award. This was based on a relative TSR ranking of position 11 in the peer group at the end of the performance period. Kepler Associates independently verified the TSR increase and ranking.

(g)
The market price on 27 October 2008, the first PSP award date, was 894 pence.

Directors' remuneration report (continued)

Executive directors' pension benefits

Details of the accrued pension to which each director would have been entitled had they left service on 30 June 2009 and the transfer value of those accrued pensions are shown in the following table. The accrued pensions shown represent the annual pension to which each executive director would be entitled at NRA. The transfer value is broadly the cost to Diageo if it had to provide the equivalent pension benefit. The transfer values shown in the following table have been calculated as set by the trustees of the scheme.

	Age at 30 June 2009	Pensionable service at 30 June 2008	Accrued pension at 30 June 2008	Additional pension accrued in the year(a)	Accrued pension at 30 June 2009(a)(b)	Transfer value at 30 June 2008	Change in transfer value during the year(c)	Transfer value at 30 June 2009(c)
	Years	Years	£000 pa	£000 pa	£000 pa	£000	£000	£000
NC Rose	51	17	328	41	369	4,351	1,794	6,145
PS Walsh	54	27	555	82	637	8,261	3,402	11,663

Notes

(a)
Of the additional pension accrued in the year, the changes attributable to factors other than inflation were an increase of £25,000 pa for NC Rose and £54,000 pa for PS Walsh.

(b)
Part of the pension for both NC Rose and PS Walsh may be provided from the unfunded non-registered arrangement. As at 30 June 2009, the percentage of pension provided from this arrangement for NC Rose was 78% (2008 – 75%) but for PS Walsh it was zero (2008 – 15%).

(c)
The changes in the transfer values during the year attributable to an additional year's service was an increase of £371,000 for NC Rose and £697,000 for PS Walsh, and for salary increases received during the year, an increase of £313,000 for NC Rose and £820,000 for PS Walsh. The change in transfer values during the year attributable to legislative changes to the calculation methodology was an increase of £697,000 for NC Rose and £1,110,000 for PS Walsh. The remainder of the change in the transfer values was mainly attributable to changes in market conditions, in particular, interest earned on the transfer value and changes in index-linked gilt markets over the year.

        The remuneration committee made no change to the company's pension policy during the year.

(d)
During the year, NC Rose made pension contributions of £39,810 (2008 – £28,275) and PS Walsh made pension contributions of £68,475 (2008 – £49,000).

Directors' remuneration report (continued)

Share and other interests

The beneficial interests of the directors in office at 30 June 2009 in the ordinary shares of the company are shown in the table below.

	Ordinary shares
	10 August 2009	30 June 2009	30 June 2008 or appointment
Chairman
Dr FB Humer (appointed chairman 1 July 2008)	15,272	13,500	3,500
Executive directors
NC Rose	453,937	453,895	403,517
PS Walsh	719,918	719,876	683,334
Non-executive directors
PB Bruzelius (appointed 24 April 2009)	—	—	—
LM Danon	5,000	5,000	2,000
Lord Hollick	5,000	5,000	5,000
M Lilja	4,532	4,532	4,532
PG Scott	5,000	5,000	5,000
HT Stitzer	6,922	6,701	5,355
PA Walker	44,250	44,250	44,250

Total	1,259,831	1,257,754	1,156,488

Notes

(a)
At 30 June 2008, Lord Blyth (retired 30 June 2008) held 161,137 shares and WS Shanahan (retired 30 April 2009) held 29,155 shares.

(b)
At 30 June 2009, there were 3,129,355 shares (30 June 2008 – 3,262,709; 10 August 2009 – 3,129,355) held by trusts to satisfy grants made under Diageo incentive plans and savings-related share option schemes, and 109,834 shares (30 June 2008 – 109,834; 10 August 2009 – 109,834) held by a trust to satisfy grants made under ex-GrandMet incentive plans. NC Rose and PS Walsh are among the potential beneficiaries of these trusts and are deemed to have an interest in all these shares.

Directors' remuneration report (continued)

Performance graph

The graph below shows the total shareholder return for Diageo and the FTSE 100 Index since 30 June 2004. The FTSE 100 Index reflects the 100 largest UK quoted companies by market capitalisation and has been chosen because it is a widely recognised performance benchmark for large UK companies.

Additional information

Emoluments and share interests of senior management    The total emoluments for the year ended 30 June 2009 of the executive directors, the executive committee members and the company secretary (together, the senior management) of Diageo comprising base salary, annual performance bonus, share incentive plan and other benefits were £12,097,780 (2008 – £12,079,987). (Note that the executive committee increased in membership during the year.)

        The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £6,737,903. In addition, they were granted 2,665,917 options during the year at a weighted average share price of 879 pence, exercisable by 2018. They were also initially awarded 1,845,542 shares under the PSP in October 2008, which will vest in three years subject to the performance tests described above. Two members of the executive committee were also awarded an exceptional grant of 164,952 deferred shares under the Discretionary Incentive Plan (DIP) in October 2008. There are performance conditions attached to the release of this award and it will vest, subject to achievement of the performance conditions, in three equal instalments in September 2011, 2012 and 2013.

Directors' remuneration report (continued)

Senior management options over ordinary shares    At 10 August 2009, the senior management had an aggregate beneficial interest in 2,734,243 ordinary shares in the company and in the following options over ordinary shares in the company:

	Number of options	Weighted average exercise price in pence	Option period
NC Rose	1,023,473	911	Sep 08 – Oct 18
PS Walsh	2,811,145	835	Oct 05 – Oct 18
Other*	7,017,758	1036	Sep 03 – Oct 18

	10,852,376

*
Other members of the executive committee and the company secretary.

Key management personnel related party transactions    Key management personnel of the group comprises the executive and non-executive directors, the members of the executive committee and the company secretary. As previously disclosed, Lord Hollick, PS Walsh, NC Rose and G Williams have informed the company that they have purchased seasonal developments at Gleneagles from a subsidiary of the company, Gleneagles Resort Developments Limited. The transactions were priced on the same basis as all the external seasonal development transactions and were at arm's length. The values of the transactions at the date of purchase were as follows: Lord Hollick – £25,000, PS Walsh – £43,000, NC Rose – £11,600 and G Williams – £19,400. Each director continued to hold these seasonal developments at 30 June 2009.

        Diageo plc has granted rolling indemnities to the directors and the company secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as directors or company secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2009.

        Other than disclosed in this report, no director had any interest, beneficial or non-beneficial, in the share capital of the company. Save as disclosed above, no director has or has had any interest in any transaction which is or was unusual in its nature, or which is or was significant to the business of the group and which was effected by any member of the group during the financial year, or which having been effected during an earlier financial year, remains in any respect outstanding or unperformed. There have been no material transactions during the last three years to which any director or officer, or 3% or greater shareholder, or any relative or spouse thereof, was a party. There is no significant outstanding indebtedness to the company from any directors or officer or 3% or greater shareholder.

Compliance    This report was approved by the remuneration committee, which is a duly appointed and authorised committee of the board of directors, on 25 August 2009 and was signed on its behalf by Lord Hollick who is senior non-executive director and chairman of the remuneration committee. As required by the Companies Act 2006, a resolution to approve the directors' remuneration report will be proposed at the AGM and will be subject to an advisory shareholder vote.

        The board has followed and complied with the requirements of the Companies Act 2006 with reference to Schedules 5 and 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and section 1 of the Combined Code on Corporate Governance in preparing this report and in designing performance-related remuneration for senior executives.

Directors' remuneration report (continued)

        KPMG Audit Plc has audited the report to the extent required by the Regulations, being the sections headed 'Directors' remuneration for the year ended 30 June 2009', 'Long term incentive plans', 'Directors' share options over ordinary shares', 'Directors' interests in PSP and TSR plan awards' and 'Executive directors' pension benefits'. In addition, the following sections form part of the audited financial statements: 'Share and other interests' and 'Key management personnel related party transactions'.

        Terms defined in this remuneration report are used solely herein.

Definitions

AGM – annual general meeting of shareholders.

EPS – earnings per share.

Adjusted EPS – for the purpose of the SESOP, an underlying measure of EPS is used to ensure that items such as exceptional items and movements in exchange rates are excluded from year on year comparisons of performance.

NRA – the normal retirement age for pension purposes is age 62.

RPI – the retail prices index is a UK government index that measures changes in cost of living.

TSR – for the purpose of the PSP and TSR plan, total shareholder return is the percentage growth in Diageo's share price assuming all dividends and capital distribution are reinvested.

Corporate governance report

Dear Shareholder

On behalf of the board, I am pleased to present the corporate governance report for the year ended 30 June 2009.

        Reputation is critical to commercial success and can only be enhanced by behaviours of which we are proud. At Diageo, we strive to have the highest standards of integrity in the way we behave towards our consumers, customers, employees, public officials, suppliers, shareholders and other stakeholders.

        Diageo's board and executive committee are therefore committed to achieving the highest standards of corporate governance, being a responsible corporate citizen in the communities of which we are part and applying the appropriate level of risk management when directing and controlling the business.

        The activities of the board and executive committee as described in this report underpin the company's commitment to achieving these aspirations.

        We share the view, expressed in the preamble to the Code (as defined below), that good corporate governance will contribute to better company performance as it helps a board discharge its duties in the best interests of shareholders. Good governance will also facilitate efficient, effective and entrepreneurial management that can deliver shareholder value over the longer term.

        The principal corporate governance rules applying to UK companies listed on the London Stock Exchange (LSE) are contained in The Combined Code on Corporate Governance as updated and published by the Financial Reporting Council in June 2008 (the Code) and the UK Financial Services Authority (FSA) Listing Rules, which require companies listed on the Main Market of the LSE to describe, in their annual report, their corporate governance from two points of view: the first dealing generally with their adherence to the Code's main principles and the second dealing specifically with non-compliance with any of the Code's provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice. Diageo has complied with both the main principles set out in section 1 of the Code and the provisions set out in section 1 of the Code throughout the year. The Code is publicly available under the heading 'Corporate Governance' at the website of the Financial Reporting Council, www.frc.co.uk.

        Diageo must also comply with corporate governance rules contained in the FSA Disclosure and Transparency Rules as well as certain related provisions in the Companies Act 2006 (the Act).

        As well as being subject to UK legislation and practice, as a company listed on the New York Stock Exchange (NYSE), Diageo is subject to the listing requirements of the NYSE and the rules of the Securities and Exchange Commission (SEC). Compliance with the provisions of the US Sarbanes-Oxley Act of 2002 (SOX), as it applies to foreign issuers, is continually monitored. Whilst the directors believe that the group's corporate governance policies are robust, changes have been and will continue to be made to ensure compliance with the rules that are in place at any point in time. Diageo follows UK corporate governance practice; differences from the NYSE corporate governance standards are summarised below and on the company's website at www.diageo.com.

        The way in which the Code's principles of good governance and relevant provisions of SOX are applied is described within this corporate governance report.

PD Tunnacliffe
Company Secretary

Corporate governance report (continued)

Board of directors

Membership of the board and board committees, other directorships and attendance at meetings    The chairmen, senior non-executive director and other members of the board, audit committee, nomination committee and remuneration committee are as set out above in the biographies of directors and members of the executive committee. The directors' biographies also show the significant other commitments of the chairman and other directors and whether there have been any changes to them during the year. Directors' attendance during the year at board meetings, meetings of the audit, nomination and remuneration committees and at the Annual General Meeting was as set out in the table at the end of this report.

        The board considers that it is beneficial for the executive directors to hold an external directorship to broaden their experience and normally this would be limited to one company. The chief executive, PS Walsh, holds a UK non-executive directorship in Unilever PLC (having retired from his non-executive directorship of Centrica plc during the year) and a US non-executive directorship in FedEx Corporation. The board considers that, given the importance of the United States to the company's business, the FedEx directorship is of benefit to Mr Walsh in terms of market awareness, US business practices and networking and that the time commitment is not onerous as the meetings can be combined with other business trips to the United States. The chief financial officer, NC Rose, does not currently have an external directorship.

        There is a clear separation of the roles of the chairman and the chief executive. The chairman, Dr FB Humer, is responsible for the running of the board and for ensuring all directors are fully informed of matters sufficient to make informed judgements. As chief executive, PS Walsh has responsibility for implementing the strategy agreed by the board and for managing the group. He is supported in this role by the executive committee.

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

        A summary of the terms and conditions of appointment of the non-executive directors is available at www.diageo.com or on request from the company secretary.

Activities of the board    It is the responsibility of the chairman and the company secretary to work closely together in planning the annual programme and agendas for meetings. During the year, six scheduled board meetings were held, all in the United Kingdom. In addition, a joint annual strategy conference was held off-site with the full executive committee at which the group's strategy was reviewed in depth.

        When directors are unable to attend a meeting, they are advised of the matters to be discussed and given an opportunity to make their views known to the chairman prior to the meeting.

        The board manages overall control of the company's affairs with reference to the formal schedule of matters reserved for the board for decision. The schedule is reviewed annually and was last revised in June 2009.

Corporate governance report (continued)

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

        The Act sets out directors' general duties concerning conflicts of interest and related matters. Following the coming into effect of these provisions of the Act in October 2008, the board agreed an approach and adopted guidelines for dealing with conflicts of interest and agreed to add responsibility for authorising conflicts of interest to the schedule of matters reserved for the board. The board confirmed that it was aware of no situations that may or did give rise to conflicts with the interests of the company other than those that may arise from directors' other appointments as disclosed in their biographies above. In accordance with the articles, the board authorised the chairman or the company secretary, as appropriate, to receive notifications of conflicts of interest on behalf of the board and to make recommendations as to whether the relevant matters should be authorised by the board. The company has complied with these procedures during the year since they were put in place.

        All directors are equally accountable for the proper stewardship of the company's affairs.

        The non-executive directors have a particular responsibility for ensuring that the business strategies proposed are fully discussed and critically reviewed. This enables the directors to promote the success of the company for the benefit of its shareholders as a whole, whilst having regard to, among other matters, the interests of employees, the fostering of business relationships with customers, suppliers and others, and the impact of the company's operations on the communities in which the business operates and the environment.

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

        The non-executive directors fulfil a key role in corporate accountability. The remits and membership of the audit, the nomination and the remuneration committees of the board are set out below. The company secretary acts as secretary to all of these committees. The terms of reference of the committees are available on the company's website at www.diageo.com.

Training    There is a formal induction programme for new directors; they meet with the executive committee members individually and receive orientation training from the relevant senior executive in relation to the group and its business, for example in relation to its assurance processes, environmental policies and corporate responsibility policies and practices.

Corporate governance report (continued)

        All directors are provided with the opportunity, and encouraged to go, for training to ensure they are kept up to date on relevant legal developments or changes and best practice and changing commercial and other risks. Typical training experience for all directors includes attendance at seminars, forums, conferences and working groups and during the year also included training from the company's global audit and risk function on the updated code of business conduct.

Performance evaluation    During the year, the board, audit committee, nomination committee and remuneration committee each undertook a formal evaluation of its own performance and effectiveness and reviewed its terms of reference. Internally produced questionnaires were used for the performance evaluation process. The board questionnaire included: the extent to which the group's strategy was clear, viable, understood and communicated; the effectiveness of the board in monitoring the implementation of the group's strategy, and in assessing the operating and financial performance of the group; the structure/composition of the board and its committees in terms of mix of knowledge, experience and skills; the performance of the committees; how effectively the internal board relationships were working; how well the board related to the business; how well the board had responded to the unforeseen and rapid changes in the economic environment; the processes for formulating strategy and the effectiveness of the annual strategy conference; the effectiveness of board meetings; and how well informed the board was of business activity. The board concluded that appropriate actions had been identified to address areas that could be improved and that the board and its committees continued to operate effectively.

        The performance of each director, who met individually with the chairman, was evaluated by the chairman based on input from the other directors. The chairman's performance was evaluated by the directors, using an internally produced questionnaire which was completed and returned to the senior non-executive director, who discussed the feedback in a meeting with the non-executive directors and then privately with the chairman. A report on the individual performance evaluation process was given to the nomination committee. Following the performance evaluation of individual directors, the chairman has confirmed that the non-executive directors standing for re-election at this year's AGM continue to perform effectively and demonstrate commitment to their roles. It is the board's intention to continue to review annually its performance and that of its committees and individual directors. A decision is taken each year on the performance evaluation process to be used. In respect of the coming year's evaluation process, no decision has yet been made whether to continue with the same method of internal evaluation or to engage an external facilitator.

        During the year the remuneration committee commissioned an independent evaluation of its own effectiveness. This evaluation was carried out by Deloitte and covered the role of contributors, process, topics covered on the annual agenda, papers produced and the quality of decisions. The committee noted the areas highlighted and will keep them under review.

Audit committee

Role of the audit committee    The audit committee is responsible for monitoring and reviewing:

  •
  the integrity of the financial statements, including a review of the significant financial reporting judgements contained in them;

  •
  the effectiveness of the group's internal control and risk management and of control over financial reporting;

  •
  the effectiveness of the global audit and risk function, including the programme of work undertaken by that function;

Corporate governance report (continued)

  •
  the group's policies and practices concerning business conduct and ethics, including whistleblowing;

  •
  the group's overall approach to securing compliance with laws, regulations and company policies in areas of risk; and

  •
  the company's relationship with the external auditor, including its independence and management's response to any major external audit recommendations.

For the purposes of the Code and the relevant rule under the US Securities Exchange Act of 1934 (Exchange Act), the board has determined that PG Scott is independent and may be regarded as an audit committee financial expert.

        The chairman, the chief financial officer, the group controller, the head of global audit and risk, the director of technical accounting and the external auditor are normally invited to attend meetings.

        The audit committee met privately with the external auditor and with the head of global audit and risk as appropriate.

Work of the audit committee    During the year, the audit committee formally reviewed the annual reports and associated preliminary year-end results announcement, focusing on key areas of judgement, provisioning and complexity, critical accounting policies and any changes required in these areas or policies. In addition, the audit committee also reviewed the interim results announcement and the company's interim management statements. The audit committee also reviewed the work of the filings assurance committee described below and was updated on litigation risks by the group's general counsel.

        The audit committee received detailed presentations from certain senior executives on the management of key risk and control issues in their respective business areas, reviewed the effectiveness and findings from internal control and risk management processes described below and reviewed the work of the compliance programme and the work of the audit and risk committee, described below.

        The audit committee had available to it the resources of the global audit and risk function, the activities of which are described below.

        During the year, the audit committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim announcement and its audit of the annual financial statements. The audit committee also met privately with the external auditor.

        Following a review by the audit committee in December 2007, the board agreed in June 2008 to recommend to shareholders at the annual general meeting in 2008, the re-appointment of the external auditor for a period of one year. The current overall tenure of the external auditor dates from 1997. Any decision to open the external auditor to tender is taken on the recommendation of the audit committee, based on the results of the effectiveness review described below. There are no contractual obligations that restrict the company's current choice of external auditor.

        The audit committee assessed the ongoing effectiveness of the external auditor and audit process on the basis of meetings and a questionnaire-based internal review with finance, global audit & risk staff and other senior executives. In reviewing the independence of the external auditor, the audit committee considered a number of factors. These include: the standing, experience and tenure of the external audit director; the nature and level of services provided by the external auditor; and confirmation from the external auditor that it has complied with relevant UK and US independence standards.

Corporate governance report (continued)

        The group has a policy on the use of the external auditor for non-audit services, which is reviewed annually, most recently in June 2009. Under this policy the provision of any service must be approved by the audit committee, unless the proposed service is both expected to cost less than £250,000 and also falls within one of a number of service categories which the audit committee has pre-approved. These pre-approved service categories may be summarised as follows:

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

Nomination committee

Role of the nomination committee    The nomination committee is responsible for keeping under review the composition of the board and succession to it, and succession planning for senior management positions. It makes recommendations to the board concerning appointments to the board, whether of executive or non-executive directors, having regard to the balance and structure of the board and the required blend of skills and experience.

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

Activities of the nomination committee    The principal activities of the nomination committee during the year were: the review of individual performance; a review of the executive committee structure, membership and succession planning for it; and the consideration of potential non-executive directors.

        In respect of the appointment of PB Bruzelius to the board during the year, the recruitment process included the development of a candidate profile and the engagement of a professional search agency specialising in the recruitment of high calibre non-executive directors. Reports on potential appointees were provided to the committee, which after careful consideration, made a recommendation to the board.

Remuneration committee

Role of the remuneration committee    The role of the remuneration committee and details of how the company applies the principles of the Code in respect of directors' remuneration are set out in the directors' remuneration report.

        The chairman and the chief executive may, by invitation, attend remuneration committee meetings, except when their own remuneration is discussed. No director is involved in determining his or her own remuneration.

Corporate governance report (continued)

Executive direction and control

Executive committee    The executive committee, appointed and chaired by the chief executive, consists of the individuals responsible for the key components of the business: North America, Europe, International and Asia Pacific markets, global supply and global functions. During the year, membership of the committee was increased, bringing even greater focus to every aspect of the planning, orchestration and delivery of the operating performance of the business and providing better representation of the breadth of markets across which the business operates. The members of the committee and their biographies are set out above in the 'Board of directors and executive committee' section of this Annual Report. It met six times during the year, including an off-site executive strategy meeting and the joint annual strategy conference with the board, and spent most of its time discussing strategy, people, performance (including brands) and governance. One of the meetings was held in the United States and the remainder in the United Kingdom. In addition, scheduled interim update meetings were held by teleconference throughout the year. Responsibility and authority (within the financial limits set by the board) are delegated by the chief executive to individual members of the executive committee who are accountable to him for the performance of their business units.

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

        The chief executive has created several executive working groups to which are delegated particular tasks, generally with specific time spans and success criteria. He has also created committees, intended to have an ongoing remit, including the following.

Audit and risk committee    Chaired by the chief executive and responsible for: overseeing the approach to securing effective internal control and risk management in the group; reviewing the adequacy of the group's sources of assurance over the management of key risks; reviewing management's self-assessment process over internal controls; reviewing the effectiveness of the group's compliance programme; and reporting periodically on the above to the audit committee or to the board.

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

Corporate governance report (continued)

        Two executive working groups (one on alcohol and responsibility and one on environmental performance) assist the committee with its work on specific issues. They bring together the key executives from the business and functional representatives involved in developing and achieving Diageo's commitments in these key areas.

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

Filings assurance committee    Chaired by the chief financial officer and including the chief executive, this committee is responsible for implementing and monitoring the processes which are designed to ensure that the company complies with relevant UK, US and other regulatory reporting and filing provisions, including those imposed by SOX or derived from it. As at the end of the period covered by this report, the filings assurance committee, with the participation of the chief executive and chief financial officer, carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures. These are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarised and reported within specified time periods. As of the date of the evaluation, the chief executive and the chief financial officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is accumulated and communicated to the management, including the company's principal executive and principal financial officer, as appropriate, to allow timely decisions regarding disclosure.

Additional information

Internal control and risk management

Diageo's aim is to manage risk and to control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the financial statements were approved and accords with the guidance issued by the Financial Reporting Council in October 2005, 'Internal Control: Revised Guidance for Directors on the Combined Code', also known as the Turnbull guidance (as amended by the Flint review).

        The board acknowledges that it is responsible for the company's systems of internal control and risk management and for reviewing their effectiveness. The board confirms that, through the activities of the audit committee described above, it has reviewed the effectiveness of the company's systems of internal control and risk management described below.

        All significant business units and the executive committee are required to maintain a process to ensure key risks are identified, evaluated and managed appropriately. This process is also applied to

Corporate governance report (continued)

major business decisions or initiatives, such as systems implementations, new product development, business combination activity or significant business strategy implementation. Additional risk management activity is focused directly towards operational risks within the business, including health and safety, product quality and environmental risk management.

        Business unit risk assessments, and the activities planned to manage those risks, are reviewed by relevant executives, for example at periodic business reviews. The oversight of primary risks, as detailed in the executive committee risk assessment, is allocated as appropriate between the board, board committees and the executive committee. The executive committee risk assessment, and selected key risk assessments, are reviewed by the audit and risk committee and by the audit committee.

        In addition, business units are required to self-assess the effectiveness of the design of their internal control framework. Relevant executives review the results of these self-assessments and summary reporting is provided to the audit and risk committee and audit committee. Risk management and internal control processes encompass activity to mitigate financial, operational, compliance and reputational risk. Specific processes are also in place to ensure management maintain adequate internal control over financial reporting, as separately reported on below.

        A network of risk management committees is in place, which has overall accountability for supporting the audit and risk committee in its corporate governance responsibilities by working with business units to proactively and effectively manage risk and monitor the effectiveness of internal controls.

        Processes are in place to ensure appropriate action is taken, where necessary, to remedy any deficiencies identified through the group's internal control and risk management processes.

        The global audit and risk function: gives the audit committee, board and executive committee visibility and understanding of the group's key risks and risk management capability; oversees the group's compliance programme; and provides assurance over the quality of the group's internal control and management of key risks in line with a plan agreed by the audit committee.

        The above risk management processes and systems of internal control, together with the filings assurance processes, are designed to manage, rather than eliminate, the risk of failure to achieve the group's strategic objectives. It should be recognised that such systems can only provide reasonable, not absolute, assurance against material misstatement or loss.

        The company has in place internal control and risk management systems in relation to the company's financial reporting process and the group's process for preparation of consolidated accounts. These systems are described above and under the headings 'Filings assurance committee', 'Audit and risk committee' and 'Management's report on internal control over financial reporting'. Diageo's filings assurance committee and audit and risk committee are each responsible for overseeing elements of these internal control and risk management systems.

Compliance programme

Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. The board has a well established compliance programme to support achievement of this commitment. This year, an updated code of business conduct has been introduced, which provides greater clarity and guidance in respect of Diageo's expectations of its businesses and employees in relation to issues such as conflicts of interest, entertainment and gifts, confidentiality, improper payments, competition and antitrust, as well as

Corporate governance report (continued)

providing the standards against which these expectations are to be met. The introduction and roll-out of this updated code is supported by a comprehensive mandatory training programme, which has to date been focused on senior employees and will be cascaded throughout the organisation on an ongoing basis. The Diageo marketing code establishes the principles that Diageo follows in relation to advertising and promotion of its products.

        In addition, in accordance with the requirements of SOX (and related SEC rules), Diageo has adopted a code of ethics covering its chief executive, chief financial officer, regional presidents and other identifiable persons in the group, including those performing senior accounting and controller functions. No amendments to, or waivers in respect of, the code of ethics were made during the year. The full texts of the code of conduct, marketing code and other codes that comprise the compliance programme are available on the company's website at www.diageo.com.

        Compliance programme guidelines specify the manner in which any potential violations of these codes should be dealt with, including line manager reporting and an independent 'SpeakUp' help line. The latter is operated independently and reports to the global compliance and ethics director for escalation to the audit committee as required. There is an annual certification requirement for all senior employees to confirm compliance with the code of business conduct or to identify areas of possible non-compliance to the global compliance and ethics director. Training and education (including 'e-learning') activities are also undertaken. Both the audit and risk committee and the audit committee review the operation of the compliance programme.

Relations with shareholders

The company values its dialogue with both institutional and private investors. The board's primary contact with institutional shareholders is through the chief executive and chief financial officer.

        The chief executive and chief financial officer are supported by the investor relations department, who are in regular contact with institutional shareholders and sell-side analysts. Coverage of the company by sell-side analysts is circulated to the board. The board also ensures that all directors develop an understanding of the views of major institutional shareholders through an independent survey of shareholder opinion. In addition, major shareholders are invited to raise any company matters of interest to them at an annual meeting with the chairman and senior non-executive director. The chief executive and chief financial officer are normally also present and available to take questions and the chairman reports on the meeting to the board.

        Investor seminars and analyst presentations, including those following the announcement of interim results and preliminary year end results, are webcast and other presentations made to institutional investors are available on the company's website.

        For the year ended 30 June 2009, Diageo produced a short-form summary review and an annual report, which are available to all shareholders on its website, by election or on request. As an alternative to receiving shareholder documents through the post, shareholders may elect to receive email notification that the documents are available to be accessed on the company's website. Shareholders can also choose to receive email notification when new company information is published on www.diageo.com. The website also provides private shareholders with the facility to check their shareholdings online and to send any questions they may have to the company.

        Private shareholders are invited to write to the chairman or any other director and express their views on any issues of concern at any time and the AGM provides an opportunity for private

Corporate governance report (continued)

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

Charitable and political donations

During the year, total charitable donations made by the group were £23.4 million (2008 – £23.9 million). UK group companies made donations of £11.2 million (2008 – £10.7 million) to charitable organisations including £1.1 million (2008 – £1.0 million) to the Diageo Foundation and £7.4 million (2008 – £7.1 million) to the Thalidomide Trust. In the rest of the world, group companies made charitable donations of £12.2 million (2008 – £13.2 million). The group has not given any money for political purposes in the United Kingdom. During the year, Diageo Deutschland GmbH, a wholly-owned subsidiary of the group, made a political donation to the German Young Christian Democrat Union by way of non-cash support for its summer event in Berlin with a total value of approximately €7,000. Otherwise, the group made no donations to EU political organisations and incurred no EU political expenditure during the year. The group made contributions to non-EU political parties totalling £0.7 million during the year (2008 – £0.3 million). These were all made, consistent with applicable laws, to federal and state candidates and committees in the United States, where it is common practice to make political contributions. With respect to the EU political donation and the contributions to non-EU political parties, no particular political persuasion was supported and contributions were made with the aim of promoting a better understanding of the group and its views on commercial matters, as well as a generally improved business environment.

Supplier payment policies and performance

Given the international nature of the group's operations, there is no group standard in respect of payments to suppliers. Operating companies are responsible for agreeing terms and conditions for their business transactions when orders for goods and services are placed, so that suppliers are aware of the terms of payment and the relevant terms are included in contracts where appropriate. These arrangements are adhered to when making payments, subject to the terms and conditions being met by the supplier. Creditor days have not been calculated, as Diageo plc had no material trade creditors at 30 June 2009. The company's invoices for goods and services are settled by subsidiaries acting on behalf of the company.

Going concern

The group's business activities together with significant risk factors are set out above in the Business description. The liquidity position, capital resources and risk management processes covering exposure to currency, interest rate, credit, liquidity and price risk are described above in the Business review.

Corporate governance report (continued)

        The group has significant financial resources, strong cash generation from operations and good access to debt markets. Consequently, the directors believe that the group is well placed to manage its business risks despite the current uncertain economic outlook.

        The directors confirm that, after making appropriate enquiries, they have reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

Management's report on internal control over financial reporting

Management, under the supervision of the chief executive and chief financial officer, is responsible for establishing and maintaining adequate control over the group's financial reporting. Diageo's internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed and adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB); provide reasonable assurance that receipts and expenditures are made only in accordance with authorisation of management and the directors of the company; and provide reasonable assurance regarding prevention or timely detection of any unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

        Management has assessed the effectiveness of Diageo's internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the Exchange Act) based on the framework in 'Internal Control – Integrated Framework', issued by the committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as at 30 June 2009, internal control over financial reporting was effective.

        Any internal control framework, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of controls and procedures and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.

        During the period covered by this report, there were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of internal control over financial reporting.

        KPMG Audit plc, an independent registered public accounting firm, who also audit the group's consolidated financial statements, has audited the effectiveness of the group's internal control over financial reporting, and has issued an unqualified report thereon, which is included on pages 200 and 201 of this document.

Directors' responsibilities in respect of the annual report and financial statements

The directors are responsible for preparing the annual report and information filed with the SEC on Form 20-F and the group and parent company financial statements in accordance with applicable law and regulations.

Corporate governance report (continued)

        Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law they are required to prepare the group financial statements in accordance with IFRS as adopted by the EU and applicable law and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice). The directors have taken responsibility to prepare the group financial statements also in accordance with IFRS as issued by the IASB. The directors have also presented certain additional information required by the SEC for the purposes of the company's Form 20-F.

        The group financial statements are required by law and IFRS to present fairly the financial position and the performance of the group; the Act provides in relation to such financial statements that references in the relevant part of the Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

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

  •
  for the group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU and as issued by the IASB;

  •
  for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and

  •
  prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

        The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Act and Article 4 of the IAS Regulation. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

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

Corporate governance report (continued)

Responsibility statement

Each of the directors, the names of whom are set out above in the 'Board of directors and executive committee' section of this Annual Report, confirms that to the best of his or her knowledge:

  •
  the consolidated financial statements which have been prepared in accordance with IFRS as adopted by the EU and as issued by the IASB give a true and fair view of the assets, liabilities, financial position and profit of the group; and

  •
  the management report represented by the directors' report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.

        The responsibility statement was approved by the board of directors on 26 August 2009 and signed on its behalf by NC Rose, the chief financial officer.

New York Stock Exchange corporate governance rules

Under the NYSE's new corporate governance rules for listed companies, Diageo must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards.

        Diageo believes the following to be the significant areas in which there are differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies. This information is also provided on the company's website at www. diageo.com.

  •
  Basis of regulation: UK listed companies are required to include in their annual report a narrative statement of (i) how they have applied the principles of the Code and (ii) whether or not they have complied with the best practice provisions of the Code. NYSE listed companies must adopt and disclose their corporate governance guidelines. Diageo complied throughout the year with the best practice provisions of the Code.

  •
  Director independence: the Code requires at least half the board (excluding the chairman) to be independent non-executive directors, as determined by affirmatively concluding that a director is independent of management and free from any relationship that could materially interfere with the exercise of independent judgment. NYSE rules require a majority of independent directors, according to its own 'bright-line' tests. Diageo's board has determined that, in its judgment and without taking into account the NYSE bright-line tests, all of the non-executive directors are independent. As such, currently 7 of Diageo's 10 directors are independent.

  •
  Chairman and chief executive: the Code requires these roles to be separate. There is no corresponding requirement for US companies. Diageo has a separate chairman and chief executive.

  •
  Non-executive director meetings: NYSE rules require non-management directors to meet regularly without management and independent directors to meet separately at least once a year. The Code requires non-executive directors to meet without the chairman present at least annually to appraise the chairman's performance. During the year, Diageo's chairman and non-executive directors met six times as a group without executive directors being present, and the independent directors met once without the chairman.

  •
  Board committees: Diageo has a number of board committees that are similar in purpose and constitution to those required by NYSE rules. Diageo's audit, remuneration and nomination

Corporate governance report (continued)

    committees consist entirely of independent non-executive directors (save that the chairman of the nomination committee, Dr FB Humer, is not independent). Under NYSE standards, companies are required to have a nominating/corporate governance committee, which develops and recommends a set of corporate governance principles and is composed entirely of independent directors. The terms of reference for Diageo's nomination committee, which comply with the Code, do not contain such a requirement. In accordance with the requirements of the Code, Diageo discloses in its annual report the results and means of evaluation of the board, its committees and the directors, and it provides extensive information regarding directors' compensation in the directors' remuneration report.

  •
  Code of ethics: NYSE rules require a code of business conduct to be adopted and disclosure of any waivers for directors or senior officers. Diageo has adopted a Code of Business Conduct for all employees, as well as a code of ethics for senior officers in accordance with the requirements of SOX. Currently, no waivers have been granted to directors or senior officers.

  •
  Compliance certification: NYSE rules require CEOs to certify to the NYSE their awareness of any corporate governance violations. Diageo is exempt from this as a foreign private issuer but is required to notify the NYSE if any executive officer becomes aware of any material non-compliance with NYSE standards. No such notification was necessary during the period covered by this report.

        Directors' attendance record at the Annual General Meeting, board meetings and board committee meetings, for the year ended 30 June 2009 was as set out in the table below. For board and board committee meetings, attendance is expressed as the number of meetings attended out of the number that each director was eligible to attend.

	2008 Annual General Meeting	Board (maximum 6)	Audit committee (maximum 6)		Nomination committee (maximum 6)		Remuneration committee (maximum 5)
Dr FB Humer	✓	6/6	6/6	*	6/6		5/5	*
PS Walsh	✓	6/6	3/6	*	6/6	*	5/5	*
NC Rose	✓	6/6	6/6	*	n/a		n/a
Lord Hollick	✓	6/6	6/6		6/6		5/5
PB Bruzelius	n/a	1/1	1/1		1/1		1/1
LM Danon	✓	6/6	6/6		6/6		5/5
M Lilja	✓	6/6	6/6		6/6		5/5
PG Scott	✓	5/6	6/6		5/6		5/5
WS Shanahan	✓	4/5	4/5		4/5		3/4
HT Stitzer	✓	6/6	6/6		6/6		5/5
PA Walker	✓	6/6	6/6		6/6		5/5

*
Attended by invitation.

Directors' report

The directors have pleasure in submitting their Annual Report for the year ended 30 June 2009.

Annual General Meeting

The AGM will be held at The Institution of Engineering and Technology, Savoy Place, London WC2R 0BL at 2.30 pm on Wednesday, 14 October 2009.

Dividends

Diageo paid an interim dividend of 13.9 pence per share on 6 April 2009. The directors recommend a final dividend of 22.2 pence per share. Subject to approval by shareholders, the final dividend will be paid on 19 October 2009 to shareholders on the register on 11 September 2009. Payment to US ADR holders will be made on 23 October 2009. A dividend reinvestment plan, which enables ordinary shareholders to invest their dividends in ordinary shares, is available in respect of the final dividend and the plan notice date is 28 September 2009.

Directors

The directors of the company who served during the year are shown in the section 'Board of directors and executive committee' above.

        LM Danon, Lord Hollick and PS Walsh retire by rotation at the AGM in accordance with the articles and, being eligible, offer themselves for re-election. M Lilja will retire immediately after the AGM and will therefore not seek re-election. PB Bruzelius, who was appointed since the last AGM, retires in accordance with the articles and, being eligible, offers herself for election at the AGM. The non-executive directors proposed for election and re-election do not have service contracts.

        Further details of directors' contracts, remuneration and their interests in the shares of the company at 30 June 2009 are given in the directors' remuneration report above.

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

Purchases of own shares

At the 2008 AGM, shareholders gave the company renewed authority to purchase a maximum of 252 million ordinary shares. During the year ended 30 June 2009, the company purchased 44 million ordinary shares (nominal value £13 million), representing approximately 1.6% of the issued ordinary share capital (excluding treasury shares) at 10 August 2009, for a consideration including expenses of £417 million. Of the shares purchased, 38 million were purchased and subsequently cancelled and 6 million were held as treasury shares for the hedging of grants made under employee share plans.

Directors' report (continued)

Business review

The review of the business of the company and the description of the principal risks and uncertainties facing the company, prepared in accordance with the Companies Act 2006, comprises the following sections of the Annual Report: the Chief executive's review, the Business description and the Business review.

Corporate governance statement

The corporate governance statement, prepared in accordance with rule 7.2 of the FSA's Disclosure and Transparency Rules, comprises the following sections of the Annual Report: the Corporate governance report and the Additional information for shareholders.

Significant agreements – change of control

The following significant agreements contain certain termination and other rights for Diageo's counterparties upon a change of control of the company.

        Under the agreement governing the company's 34% investment in Moët Hennessy SNC ('MH') and Moët Hennessy International SAS ('MHI'), if a competitor (as defined therein) directly or indirectly takes control of the company (which, for these purposes, would occur if such competitor acquired more than 34% of the voting rights or equity interests in the company), LVMH Moët Hennessy – Louis Vuitton SA ('LVMH') may require the company to sell its shares in MH and MHI to LVMH.

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

Directors' report (continued)

Other information

Other information relevant tot he directors' report may be found in the following sections of the Annual Report:

Information	Location in Annual Report
Amendment of memorandum and articles of association	Additional information for shareholders – Memorandum and articles of association
Charitable and political donations	Corporate governance report
Corporate citizenship	Corporate governance report
Directors – appointment and powers	Additional information for shareholders – Memorandum and articles of association
Directors' indemnities and compensation for loss of office	Directors' remuneration report
Employment policies	Business description – Premium drinks – Employees
Events since 30 June 2009	Financial statements – note 33 Post balance sheet events
Future developments	Business review – Trend information
Purchase of own shares	Business review – Liquidity and capital resources and Financial statements – note 26 Total equity
Research and development	Business description – Premium drinks – Research and development
Share capital – structure, voting and other rights	Additional information for shareholders – Share capital and Memorandum and articles of association
Share capital – employee share plan voting rights	Financial statements – note 32 Employee share compensation
Shareholdings in the company	Additional information for shareholders – Share capital
Supplier payment policies and performance	Corporate governance report

        The directors' report of Diageo plc for the year ended 30 June 2009 comprises these pages and the sections of the Annual Report referred to under 'Directors', 'Business review', 'Corporate governance statement' and 'Other information' above, which are incorporated into the directors' report by reference.

        The directors' report was approved by a duly appointed and authorised committee of the board of directors on 26 August 2009 and signed on its behalf by PD Tunnacliffe, the company secretary.

Consolidated financial statements – contents

124	Report of independent registered public accounting firm
125	Consolidated income statement
126	Consolidated statement of recognised income and expense
127	Consolidated balance sheet
128	Consolidated cash flow statement
129	Accounting policies of the group
136	Notes to the consolidated financial statements
199	Principal group companies

Report of independent registered public accounting firm

The board of directors and shareholders
Diageo plc:

        We have audited the accompanying consolidated balance sheets of Diageo plc and subsidiaries as of 30 June 2009 and 2008, and the related consolidated income statements, consolidated statements of recognised income and expense, and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2009 on pages 125 to 198, including the disclosures identified as 'part of the audited financial statements' within the 'Risk management' section on pages 71 to 74, the 'Market risk sensitivity analysis' section on pages 74 and 75 and the 'Critical accounting policies' section on pages 75 to 77. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2009, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diageo plc's internal control over financial reporting as of 30 June 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), and our report dated 26 August 2009 expressed an unqualified opinion on the effectiveness of the company's internal control over financial reporting.

KPMG Audit Plc
London, England
26 August 2009

 Consolidated income statement

	Notes	Year ended 30 June 2009	Year ended 30 June 2008	Year ended 30 June 2007
		£ million	£ million	£ million
Sales	2	12,283	10,643	9,917
Excise duties	3	(2,972)	(2,553)	(2,436)

Net sales		9,311	8,090	7,481
Cost of sales	3	(3,883)	(3,245)	(3,003)

Gross profit		5,428	4,845	4,478
Marketing expenses	3	(1,312)	(1,239)	(1,162)
Other operating expenses	3,5	(1,673)	(1,380)	(1,157)

Operating profit	2	2,443	2,226	2,159
Sale of businesses	5	—	9	(1)
Interest receivable	6	252	153	111
Interest payable	6	(768)	(494)	(362)
Other finance income	6	2	51	55
Other finance charges	6	(78)	(29)	(16)
Share of associates' profits after tax	7	164	177	149

Profit before taxation		2,015	2,093	2,095
Taxation	8	(292)	(522)	(678)

Profit from continuing operations		1,723	1,571	1,417
Discontinued operations	9	2	26	139

Profit for the year		1,725	1,597	1,556

Attributable to:
Equity shareholders of the parent company		1,621	1,521	1,489
Minority interests		104	76	67

		1,725	1,597	1,556

Basic earnings per share	10
Continuing operations		65.1p	58.3p	50.2p
Discontinued operations		0.1p	1.0p	5.2p

		65.2p	59.3p	55.4p

Diluted earnings per share	10
Continuing operations		64.9p	57.9p	49.9p
Discontinued operations		0.1p	1.0p	5.1p

		65.0p	58.9p	55.0p

The accompanying notes are an integral part of these consolidated financial statements.

 Consolidated statement of recognised income and expense

	Year ended 30 June 2009	Year ended 30 June 2008	Year ended 30 June 2007
	£ million	£ million	£ million
Exchange differences on translation of foreign operations excluding borrowings
– group	685	125	(236)
– associates and minority interests	246	211	(33)
Exchange differences on borrowings and derivative net investment hedges	(773)	(366)	199
Effective portion of changes in fair value of cash flow hedges
– gains taken to equity	90	26	28
– transferred to income statement	(71)	(69)	35
Fair value movement on available-for-sale investments
– gains taken to equity	4	—	—
Net actuarial (loss)/gain on post employment plans	(1,007)	(15)	328
Tax on items taken directly to equity	254	15	(99)

Net (expense)/income recognised directly in equity	(572)	(73)	222
Profit for the year	1,725	1,597	1,556

Total recognised income and expense for the year	1,153	1,524	1,778

Attributable to:
Equity shareholders of the parent company	957	1,445	1,719
Minority interests	196	79	59

Total recognised income and expense for the year	1,153	1,524	1,778

The accompanying notes are an integral part of these consolidated financial statements.

 Consolidated balance sheet

	Notes	30 June 2009		30 June 2008
		£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	11	6,215		5,530
Property, plant and equipment	12	2,268		2,122
Biological assets	13	37		31
Investments in associates	14	2,045		1,809
Other investments	16	231		168
Other receivables	18	18		11
Other financial assets	21	364		111
Deferred tax assets	25	672		590
Post employment benefit assets	4	41		47

			11,891		10,419
Current assets
Inventories	17	3,162		2,739
Trade and other receivables	18	2,031		2,051
Other financial assets	21	98		104
Cash and cash equivalents	19	914		714

			6,205		5,608

Total assets			18,096		16,027
Current liabilities
Borrowings and bank overdrafts	20	(890)		(1,663)
Other financial liabilities	21	(220)		(126)
Trade and other payables	23	(2,173)		(2,143)
Corporate tax payable	8	(532)		(685)
Provisions	24	(172)		(72)

			(3,987)		(4,689)
Non-current liabilities
Borrowings	20	(7,685)		(5,545)
Other financial liabilities	21	(99)		(124)
Other payables	23	(30)		(34)
Provisions	24	(314)		(329)
Deferred tax liabilities	25	(621)		(676)
Post employment benefit liabilities	4	(1,424)		(455)

			(10,173)		(7,163)

Total liabilities			(14,160)		(11,852)

Net assets			3,936		4,175

Equity
Called up share capital		797		816
Share premium		1,342		1,342
Other reserves		3,282		3,163
Retained deficit		(2,200)		(1,823)

Equity attributable to equity shareholders of the parent company			3,221		3,498
Minority interests			715		677

Total equity	26		3,936		4,175

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved by a duly appointed and authorised committee of the board of directors on 26 August 2009 and were signed on its behalf by PS Walsh and NC Rose, directors.

 Consolidated cash flow statement

	Notes	Year ended 30 June 2009		Year ended 30 June 2008		Year ended 30 June 2007
		£ million	£ million	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year		1,725		1,597		1,556
Discontinued operations		(2)		(26)		(139)
Taxation		292		522		678
Share of associates' profits after tax		(164)		(177)		(149)
Net interest and net other finance charges/income		592		319		212
(Gains)/losses on disposal of businesses		—		(9)		1
Depreciation and amortisation		276		233		210
Movements in working capital		(282)		(282)		(180)
Dividend income		179		143		119
Other items		10		(15)		(36)

Cash generated from operations	27		2,626		2,305		2,272
Interest received			63		67		42
Interest paid			(478)		(387)		(279)
Dividends paid to equity minority interests			(98)		(56)		(41)
Taxation paid			(522)		(369)		(368)

Net cash from operating activities			1,591		1,560		1,626
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		14		66		69
Purchase of property, plant and equipment and computer software		(327)		(328)		(274)
Net (purchase)/disposal of other investments		(24)		4		(6)
Payment into escrow in respect of the UK pension fund		(50)		(50)		(50)
Disposal of businesses		1		4		4
Purchase of businesses	28	(102)		(575)		(70)

Net cash outflow from investing activities			(488)		(879)		(327)
Cash flows from financing activities
Proceeds from issue of share capital		—		1		1
Net purchase of own shares for share schemes		(38)		(78)		(25)
Own shares repurchased		(354)		(1,008)		(1,405)
Net increase in loans		256		1,094		1,226
Equity dividends paid		(870)		(857)		(858)

Net cash used in financing activities			(1,006)		(848)		(1,061)

Net increase/(decrease) in net cash and cash equivalents			97		(167)		238
Exchange differences			66		11		(50)
Net cash and cash equivalents at beginning of the year			683		839		651

Net cash and cash equivalents at end of the year			846		683		839

Net cash and cash equivalents consist of:
Cash and cash equivalents	19		914		714		885
Bank overdrafts	20		(68)		(31)		(46)

			846		683		839

The accompanying notes are an integral part of these consolidated financial statements.

Accounting policies of the group

Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed and adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB. No reconciliation to US GAAP is included in the financial statements following the adoption by the US Securities and Exchange Commission of a rule accepting financial statements from foreign private issuers prepared in accordance with IFRS as issued by the IASB without that reconciliation.

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

        The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgement, are set out in 'Critical accounting policies' in the Business review section of this Annual Report.

        The information set out in these accounts does not constitute the statutory accounts of the group within the meaning of the Companies Acts for the years ended 30 June 2009, 2008 or 2007. KPMG Audit Plc has reported on those accounts; their audit reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237 (2) or (3) of the Companies Act 1985 in respect of the accounts for the years ended 30 June 2008 or 2007 nor a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the accounts for the year ended 30 June 2009. The accounts for 2008 and 2007 have been delivered to the registrar of companies and those for 2009 will be delivered in due course.

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

Accounting policies of the group (continued)

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

Capitalisation of finance costs

Finance costs attributable to the acquisition, construction or production of a qualifying asset, being an asset that necessarily takes a substantial period of time to get ready for its intended use or sale, are added to the cost of that asset. All other finance costs are recognised as charges in the income statement for the period in which they are incurred.

Accounting policies of the group (continued)

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

        The results of operations in hyper-inflationary economies are adjusted to reflect the changes in the purchasing power of the local market currency of the entity.

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

        Intangible assets that are regarded as having limited useful economic lives are amortised on a straight-line basis over those lives and reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised. These assets are reviewed for impairment at least annually or when there is an indication that the assets may be impaired. To ensure that assets are not carried at above their recoverable amounts, the impairment reviews compare the net carrying value with the recoverable amount, where the recoverable amount is the value in use. Amortisation and any impairment writedowns are charged to other operating expenses in the income statement.

Accounting policies of the group (continued)

        Computer software is amortised on a straight-line basis to estimated residual value over its expected useful life. Residual values and useful lives are reviewed each year. Subject to these reviews, the estimated useful lives are up to five years.

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

Biological assets

Grape cultivation by the group's wine business is accounted for as an agricultural activity. Accordingly, the group's biological assets (grape vines and grapes on the vine) are carried at fair value which is computed on the basis of a discounted cash flow computation. Agricultural produce (harvested grapes) is valued at market value on transfer into inventory.

Associates and joint ventures

An associate is an undertaking in which the group has a long term equity interest and over which it has the power to exercise significant influence. The group's interest in the net assets of associates is included in investments in the consolidated balance sheet and its interest in their results is included in the income statement below the group's operating profit. Joint ventures, where there is contractual joint control over the entity, are accounted for by including on a line by line basis the attributable share of the results, assets and liabilities.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, an appropriate proportion of production and other overheads, but not borrowing costs. Cost is calculated on an actual usage basis for maturing inventories and on a first in, first out basis for other inventories.

Financial assets

Trade receivables    Trade receivables are non interest bearing and are stated at their nominal amount that is usually the original invoiced amount less provisions made for bad and doubtful receivables. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical

Accounting policies of the group (continued)

experience. Individual trade receivables are provided against when management deems them not to be collectable.

Cash and cash equivalents    Cash and cash equivalents comprise cash in hand and deposits which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less at acquisition, including money market deposits, commercial paper and investments.

Available-for-sale financial assets    Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Available-for-sale financial assets are currently primarily represented by cash and cash equivalents and amounts held in escrow accounts for pension schemes.

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

        The fair value adjustments for all loans designated as hedged items in a fair value hedge are disclosed separately as a net figure. The fair value adjustment is calculated using a discounted cash flow technique applied consistently for similar types of instruments. This technique uses unadjusted market data.

Trade payables    Trade payables are non-interest bearing and are stated at their nominal value.

Derivative financial instruments

The group uses derivative financial instruments to hedge its exposures to fluctuations in interest and exchange rates and commodity prices. The derivative instruments used by Diageo consist mainly of currency forwards, foreign currency swaps, interest rate swaps and cross currency interest rate swaps.

        Derivative financial instruments are recognised in the balance sheet at fair value that is calculated using a discounted cash flow technique applied consistently for similar types of instruments. This technique uses unadjusted market data. Changes in the fair value of derivatives that do not qualify for hedge accounting treatment are reported in the income statement.

        The purpose of hedge accounting is to mitigate the impact of potential volatility in the group income statement due to changes in exchange or interest rates or commodity prices, by matching the impact of the hedged item and the hedging instrument in the income statement. To qualify for hedge accounting, the hedging relationship must meet several conditions with respect to documentation, probability of occurrence, hedge effectiveness and reliability of measurement. At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. The group also documents its assessment, at hedge inception and on a quarterly basis, as to whether the derivatives that are used in hedging transactions have been, and are likely to continue to be, effective in offsetting changes in fair value or cash flows of hedged items.

Accounting policies of the group (continued)

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

        Net investment hedges take the form of either foreign currency borrowings or derivatives. All foreign exchange gains or losses arising on translation of net investments are recorded in the statement of recognised income and expense and included in cumulative translation differences. Liabilities used as hedging instruments in a net investment hedge are revalued at closing exchange rates. The resulting gains or losses are taken to the statement of recognised income and expense to the extent that they are effective, with any ineffectiveness recognised in the income statement. Foreign exchange contracts hedging net investments in foreign operations are carried at fair value. Effective fair value movements are taken to the statement of recognised income and expense, with any ineffectiveness recognised in the income statement.

Provisions

Provisions are liabilities of uncertain timing or amount. A provision is recognised if, as a result of a past event, the group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are calculated on a discounted basis, where the effect is material to the original undiscounted provision. The carrying amounts of provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Taxation

Current tax is based on taxable profit for the year. This requires an estimation of the current tax liability together with an assessment of the temporary differences which arise as a consequence of different accounting and tax treatments.

Accounting policies of the group (continued)

        Full provision for deferred tax is made for temporary differences between the carrying value of assets and liabilities in the consolidated financial statements and their tax bases. The amount of deferred tax reflects the expected recoverable amount and is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted by the balance sheet date. Deferred tax assets are not recognised where it is more likely than not that the asset will not be realised in the future. No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where the group is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance.

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

Notes to the consolidated financial statements

1.     New accounting policies

(a)   Adopted by the group    The following accounting standards and interpretations, issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no significant impact on its consolidated results or financial position:

An amendment to IAS 23 – Borrowing costs requires that finance costs attributable to the acquisition, construction or production of a qualifying asset, being an asset that necessarily takes a substantial period of time to get ready for its intended use or sale, are added to the cost of that asset. The group has adopted this amendment for capital expenditure incurred on significant projects that commenced after 1 July 2007. In the year ended 30 June 2009, the amount of borrowing costs capitalised was £4 million and the interest rates used for projects financed in sterling and other currencies were 5.2% and 6.2%, respectively.

IFRIC 14 – IAS 19: The limit on a defined benefit asset, minimum funding requirements and their interaction provides additional guidance on assessing the amount of a defined benefit pension surplus that can be recognised as an asset, and as a consequence the amount of deferred tax on that surplus. The group has adopted IFRIC 14 as at 1 July 2008, with no material impact on the balance sheet of the group at 30 June 2009 and no impact on the income statement for the year then ended. No restatement of prior year financial information is necessary as the amounts involved are immaterial.

IFRIC 12 – Service concession arrangements, IFRIC 13 – Customer loyalty programmes and IFRIC 16 – Hedges of a net investment in a foreign operation have also been adopted by the group with no significant impact on its consolidated results or financial position.

(b)   Not adopted by the group    The following standards and interpretations, issued by the IASB or IFRIC, have not yet been adopted by the group. The group does not currently believe the adoption of these standards or interpretations would have a material impact on the consolidated results or financial position of the group unless stated otherwise below:

IAS 1 (Revised) – Presentation of financial statements (effective for annual periods beginning on or after 1 January 2009, endorsed by the EU in December 2008).

IAS 27 (Revised) – Consolidated and separate financial statements (effective for annual periods beginning on or after 1 July 2009, endorsed by the EU in June 2009).

Improvements to International Financial Reporting Standards 2008 (effective for annual periods beginning on or after 1 January 2009, endorsed by the EU in January 2009) include an amendment to IAS 38 – Intangible assets which clarifies the accounting for advertising expenditure. The group will be required to charge advertising expenditure to the income statement when it has a right of access to the goods or services acquired, as opposed to charging such costs to the income statement when the advertisement is first shown to the public. It is expected that application of the amendment will result in a minor restatement of prior year information.

Amendments to IAS 39 and IFRIC 9 – Embedded derivatives (effective for annual periods beginning on or after 30 June 2009, not yet endorsed by the EU).

Amendment to IAS 39 – Eligible hedged items (effective for annual periods beginning on or after 1 July 2009, not yet endorsed by the EU).

Amendment to IFRS 2 – Share-based payment: vesting conditions and cancellations (effective for annual periods beginning on or after 1 January 2009, endorsed by the EU in December 2008).

Notes to the consolidated financial statements (continued)

1.     New accounting policies (continued)

Amendment to IFRS 2 – Group cash-settled share-based payment transactions (effective for annual periods beginning on or after 1 January 2010, not yet endorsed by the EU).

IFRS 3 (Revised) – Business combinations (effective for annual periods beginning on or after 1 July 2009, endorsed by the EU in June 2009) continues to apply the acquisition method to business combinations but with some significant changes, particularly in respect of the measurement of contingent payments, the calculation of goodwill and the treatment of transaction costs.

Amendment to IFRS 7 – Improving disclosures about financial instruments (effective for annual periods beginning on or after 1 January 2009, not yet endorsed by the EU) requires enhanced disclosures about fair value measurements of financial instruments by using a three-level fair value hierarchy that prioritises the inputs to valuation techniques used in fair value calculations. The amended standard also requires improved disclosures relating to liquidity risk.

IFRS 8 – Operating segments (effective for annual periods beginning on or after 1 January 2009, endorsed by the EU in November 2007) contains requirements for the disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates, and its major customers. The standard is concerned only with disclosure and replaces IAS 14 – Segment reporting. The group is currently assessing the impact this standard would have on the presentation of its consolidated results.

Improvements to International Financial Reporting Standards 2009 (effective for annual periods beginning on or after 1 July 2009, not yet endorsed by the EU).

2.     Segmental information

Diageo is an international manufacturer and distributor of premium drinks. The group produces, markets and distributes a wide range of premium brands, including Smirnoff vodka, Johnnie Walker scotch whisky, Baileys Original Irish Cream liqueur, Captain Morgan rum, JeB scotch whisky, Tanqueray gin and Guinness stout. In addition, Diageo also owns the distribution rights for the José Cuervo tequila brands in North America and many other markets.

        Diageo also owns a number of investments in unconsolidated associates, the principal investment being a 34% interest in Moët Hennessy, the spirits and wines subsidiary of LVMH Moët Hennessy – Louis Vuitton SA. Moët Hennessy is based in France and is a leading producer and exporter of champagne and cognac.

        The group's operations comprise the following segments: Diageo North America (United States and Canada), Diageo Europe (all European countries and territories including Russia), Diageo International (Latin America and Caribbean, Africa, Global Travel and Middle East), Diageo Asia Pacific (Greater China, India, Japan, Korea, South East Asia and Australia), Moët Hennessy and Corporate and other.

        Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information systems, facilities and employee costs that are not directly allocated to the geographical operating units. They also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks, exchange movements on short term intercompany balances and the results of Gleneagles Hotel.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

(a)   Business segment information

	North America	Europe	Inter- national	Asia Pacific	Moët Hennessy	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2009
Sales	3,858	4,279	2,803	1,268	—	75	12,283

Operating profit/(loss) before exceptional items	1,156	856	645	164	—	(208)	2,613
Exceptional items charged to operating profit	(25)	(66)	(22)	(36)	—	(21)	(170)

Operating profit/(loss)	1,131	790	623	128	—	(229)	2,443
Share of associates' profits after tax	—	6	3	4	151	—	164

Profit/(loss) before interest, net finance charges and tax	1,131	796	626	132	151	(229)	2,607

Depreciation	(47)	(95)	(57)	(17)	—	(7)	(223)
Exceptional accelerated depreciation	—	(15)	(3)	—	—	—	(18)
Intangible asset amortisation	(4)	(17)	(3)	(6)	—	(5)	(35)
Capital expenditure on segment assets	16	50	63	12	—	185	326
Segment assets	999	1,045	969	408	—	600	4,021
Investments in associates	7	25	121	78	1,814	—	2,045
Unallocated assets	—	—	—	—	—	12,030	12,030

Total assets	1,006	1,070	1,090	486	1,814	12,630	18,096

Segment liabilities	302	640	344	190	—	393	1,869
Unallocated liabilities	—	—	—	—	—	12,291	12,291

Total liabilities	302	640	344	190	—	12,684	14,160

2008
Sales	2,965	4,046	2,376	1,168	—	88	10,643

Operating profit/(loss) before exceptional items	907	798	593	170	—	(164)	2,304
Exceptional items charged to operating profit	—	(78)	—	—	—	—	(78)

Operating profit/(loss)	907	720	593	170	—	(164)	2,226
Sale of investments and businesses	—	5	4	—	—	—	9
Share of associates' profits after tax	—	7	6	3	161	—	177

Profit/(loss) before interest, net finance income and tax	907	732	603	173	161	(164)	2,412

Depreciation	(40)	(85)	(50)	(17)	—	(6)	(198)
Exceptional accelerated depreciation	—	(4)	—	—	—	—	(4)
Intangible asset amortisation	(5)	(15)	(2)	(5)	—	(4)	(31)
Capital expenditure on segment assets	23	56	102	25	—	168	374
Segment assets	879	1,213	882	426	—	386	3,786
Investments in associates	10	26	82	48	1,643	—	1,809
Unallocated assets	—	—	—	—	—	10,432	10,432

Total assets	889	1,239	964	474	1,643	10,818	16,027

Segment liabilities	272	695	318	179	—	430	1,894
Unallocated liabilities	—	—	—	—	—	9,958	9,958

Total liabilities	272	695	318	179	—	10,388	11,852

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

(a)   Business segment information (continued)

	North America	Europe	Inter- national	Asia Pacific	Moët Hennessy	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2007
Sales	2,915	3,765	2,031	1,131	—	75	9,917

Operating profit/(loss) before exceptional items	850	723	499	196	—	(149)	2,119
Exceptional items credited to operating profit	—	—	—	—	—	40	40
Operating profit/(loss)	850	723	499	196	—	(109)	2,159
Sale of investments and businesses	—	—	1	—	—	(2)	(1)
Share of associates' profits after tax	—	5	7	1	136	—	149

Profit/(loss) before interest, net finance income and tax	850	728	507	197	136	(111)	2,307

Depreciation	(30)	(83)	(39)	(23)	—	(6)	(181)
Intangible asset amortisation	(7)	(15)	(1)	(3)	—	(3)	(29)
Capital expenditure on segment assets	19	63	53	20	—	170	325
Segment assets	832	1,041	789	369	—	312	3,343
Investments in associates	10	22	19	37	1,348	—	1,436
Unallocated assets	—	—	—	—	—	9,177	9,177

Total assets	842	1,063	808	406	1,348	9,489	13,956

Segment liabilities	262	616	244	130	—	425	1,677
Unallocated liabilities	—	—	—	—	—	8,109	8,109

Total liabilities	262	616	244	130	—	8,534	9,786

(i)
The segmental analysis of sales and operating profit/(loss) is based on the location of the third party customers.

(ii)
The group's interest expense is managed centrally and is not attributable to individual activities.

(iii)
Segmental information for the 'Corporate and other' segment, which includes unallocated assets and liabilities, is as follows:

•
Sales, operating profit/(loss), profit/(loss) before interest, net finance charges/income and tax, depreciation and amortisation comprise central items not readily allocable to the group's operating segments.

•
In the year ended 30 June 2007, the operating loss of £109 million included an exceptional credit of £40 million in respect of the sale of the site of the former brewery at Park Royal.

•
Capital expenditure on segment assets of £185 million (2008 – £168 million; 2007 – £170 million) includes expenditure on intangible assets and property, plant and equipment of £182 million (2008 – £158 million; 2007 – £138 million) in respect of unallocated assets relating to the worldwide supply of product which is not readily allocable to the group's operating segments.

•
Segment assets of £600 million (2008 – £386 million; 2007 – £312 million) comprise: intangible assets of £21 million (2008 – £18 million; 2007 – £41 million); property, plant and equipment of £94 million (2008 – £81 million; 2007 – £80 million); inventories of £51 million (2008 – £58 million; 2007 – £61 million); and other assets of £434 million (2008 – £229 million; 2007 – £130 million).

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

(a)   Business segment information (continued)

  •
  Unallocated assets of £12,030 million (2008 – £10,432 million; 2007 – £9,177 million) comprise: brands of £4,621 million (2008 – £4,139 million; 2007 – £4,085 million); other intangible assets of £1,460 million (2008 – £1,259 million; 2007 – £173 million); property, plant and equipment of £1,336 million (2008 – £1,226 million; 2007 – £1,144 million); maturing inventories of £2,031 million (2008 – £1,755 million; 2007 – £1,582 million); cash and cash equivalents of £914 million (2008 – £714 million; 2007 – £885 million); and other assets of £1,668 million (2008 – £1,339 million; 2007 – £1,308 million). Brands that are capitalised in the balance sheet are sold throughout the world and are not readily allocable to North America, Europe, International and Asia Pacific. Property, plant and equipment, maturing inventories and other assets classified as unallocated are principally located in Scotland and are not readily allocable to the group's operating segments.

  •
  Segment liabilities of £393 million (2008 – £430 million; 2007 – £425 million) comprise trade and other payables of £229 million (2008 – £271 million; 2007 – £258 million) and provisions of £164 million (2008 – £159 million; 2007 – £167 million).

  •
  Unallocated liabilities of £12,291 million (2008 – £9,958 million; 2007 – £8,109 million) comprise: external borrowings of £8,575 million (2008 – £7,208 million; 2007 – £5,667 million); corporate tax payable of £532 million (2008 – £685 million; 2007 – £673 million); post employment benefit liabilities of £1,424 million (2008 – £455 million; 2007 – £457 million); and other liabilities of £1,760 million (2008 – £1,610 million; 2007 – £1,312 million).

(b)   Geographical information

	Great Britain	Rest of Europe	North America	Asia Pacific	Latin America	Rest of World	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2009
Sales	1,577	2,854	3,887	1,314	1,167	1,484	12,283
Segment assets	756	882	995	408	200	780	4,021
Capital expenditure on segment assets	172	31	44	13	7	59	326

2008
Sales	1,530	2,657	3,001	1,208	963	1,284	10,643
Segment assets	555	1,044	858	427	200	702	3,786
Capital expenditure on segment assets	146	42	51	28	8	99	374

2007
Sales	1,470	2,442	2,958	1,179	813	1,055	9,917
Segment assets	468	895	813	371	182	614	3,343
Capital expenditure on segment assets	131	53	59	22	9	51	325

(i)
The geographical analysis of sales is based on the location of the third party customers and an allocation of certain corporate items. Certain businesses have been reallocated from the business segment in which they are managed, for internal purposes and have been reported within the appropriate region in the geographical analysis above.

(ii)
The geographical analysis of segment assets and related capital expenditure is based on the geographical location of the assets and excludes investments in associates and assets and capital expenditure which are not readily allocable to the group's operating segments.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

(c)   Foreign exchange rates    The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2009, expressed in US dollars and euros per £1, were as follows:

	US dollar			Euro
	2009	2008	2007	2009	2008	2007
	$	$	$	€	€	€
Weighted average rates used to translate income statements	1.60	2.01	1.93	1.17	1.36	1.48
Year end rates used to translate balance sheet assets and liabilities	1.65	1.99	2.01	1.17	1.26	1.48

        The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

(d)   Discontinued operations    Discontinued operations are adjustments in respect of the former quick service restaurants business (Burger King, sold 13 December 2002) and the former packaged food business (Pillsbury, sold 31 October 2001).

        In connection with the past disposal of the Pillsbury business, Diageo guaranteed the debt of a third party until November 2009. In the year ended 30 June 2009, profit after tax from discontinued operations of £2 million (2008 – £2 million) represents a provision release in respect of this guarantee. In addition, in the year ended 30 June 2008, discontinued operations included a tax credit of £24 million relating to the Pillsbury disposal.

        In the year ended 30 June 2007, a tax benefit of £82 million arose from the recognition of capital losses arising on the past disposals of the Pillsbury and Burger King businesses. In addition, a tax credit of £57 million arose following resolution with tax authorities of various audit issues.

Notes to the consolidated financial statements (continued)

3.     Operating costs

	2009	2008	2007
	£ million	£ million	£ million
Excise duties	2,972	2,553	2,436
Cost of sales	3,883	3,245	3,003
Marketing expenses	1,312	1,239	1,162
Other operating expenses	1,673	1,380	1,157

	9,840	8,417	7,758

Comprising:
Excise duties – United States	564	442	443
– Other	2,408	2,111	1,993
Increase in inventories	(220)	(115)	(65)
Raw materials and consumables	1,993	1,713	1,692
Marketing expenses	1,312	1,239	1,162
Other external charges	2,250	1,672	1,345
Staff costs (note 4)	1,232	1,073	993
Depreciation and amortisation	276	233	210
Gains on disposal of property	(6)	(24)	(62)
Net foreign exchange losses	65	81	55
Other operating income	(34)	(8)	(8)

	9,840	8,417	7,758

(a)
Other external charges    Other external charges include operating lease rentals for plant and equipment of £11 million (2008 – £14 million; 2007 – £7 million), other operating lease rentals (mainly properties) of £76 million (2008 – £65 million; 2007 – £58 million), research and development expenditure of £17 million (2008 – £17 million; 2007 – £17 million), and maintenance and repairs of £90 million (2008 – £83 million; 2007 – £53 million).

(b)
Exceptional operating costs    In the year ended 30 June 2009, there are exceptional operating costs of £166 million for the global restructuring programme and an additional £4 million for the restructuring of the Irish brewing operations. Of these exceptional costs, £82 million is included in staff costs, £70 million is included in other external charges and £18 million accelerated depreciation is included in depreciation and amortisation.

  In the year ended 30 June 2008, there were exceptional operating costs of £78 million for the restructuring of the Irish brewing operations, of which £74 million was included in other external charges and £4 million accelerated depreciation was included in depreciation and amortisation.

  In the year ended 30 June 2007, gains on disposal of property of £62 million included an exceptional operating gain of £40 million in respect of the sale of the site of the former brewery at Park Royal in London.

Notes to the consolidated financial statements (continued)

3.     Operating costs (continued)

(c)
Auditor fees    The fees of the principal auditor of the group, KPMG Audit Plc, and its affiliates were as follows:

	United Kingdom	Rest of World	2009	2008	2007
	£ million	£ million	£ million	£ million	£ million
Audit of these financial statements	0.8	0.2	1.0	0.9	0.8
Audit of financial statements of subsidiaries pursuant to legislation	2.2	3.3	5.5	5.0	4.2
Other services pursuant to legislation	0.7	0.6	1.3	1.1	2.5

Total audit-related fees	3.7	4.1	7.8	7.0	7.5
Other services relevant to taxation	0.5	0.9	1.4	2.3	1.0
All other services	1.2	0.8	2.0	1.5	1.1

	5.4	5.8	11.2	10.8	9.6

Other services pursuant to legislation relate principally to reporting required under section 404 of the US Sarbanes-Oxley Act. Other services relevant to taxation comprise principally tax compliance services and tax advice. All other services relate principally to advisory services, including services in respect of due diligence and services in relation to acquisitions and disposals. Fees for audit services in respect of employee pension funds and benefit plans were £0.3 million (2008 – £0.3 million; 2007 – £0.3 million).

        Under SEC regulations, the auditor fees of £11.2 million (2008 – £10.8 million; 2007 – £9.6 million) are required to be presented as follows: audit £7.8 million (2008 – £7.0 million; 2007 – £7.1 million); audit-related £1.3 million (2008 – £0.7 million; 2007 – £1.1 million); tax £1.4 million (2008 – £2.3 million; 2007 – £1.0 million); and all other fees £0.7 million (2008 – £0.8 million; 2007 – £0.4 million). For these purposes, audit-related fees comprise the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under 'audit'. Tax fees are the aggregate fees billed for tax compliance, tax advice, and tax planning. All other fees are the aggregate fees billed for products and services other than the services reported under 'audit', 'audit-related' or 'tax'.

        In addition to the amounts above, £0.2 million (2008 – £0.1 million; 2007 – £0.1 million) was charged in relation to the audit by firms other than KPMG.

4.     Employees

	2009	2008	2007
Average number of employees
Full time	23,802	23,908	22,086
Part time	468	465	434

	24,270	24,373	22,520

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

	2009	2008	2007
	£ million	£ million	£ million
Aggregate remuneration
Wages and salaries	1,063	870	796
Share-based incentive plans	31	26	25
Employer's social security	73	78	68
Employer's pension	68	95	97
Other post employment	(3)	4	7

	1,232	1,073	993

The costs of post employment benefits and share-based incentive plans have been included in the consolidated income statement for the year ended 30 June 2009 as follows: cost of sales £53 million (2008 – £45 million; 2007 – £48 million) and other operating expenses £43 million (2008 – £80 million; 2007 – £81 million). Included within aggregate remuneration is £82 million in respect of exceptional operating items.

        Employer's pension costs include £5 million (2008 – £3 million; 2007 – £2 million) in respect of defined contribution plans, representing contributions payable to these plans by the group at rates specified in the rules of the plans.

Retirement benefits    The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices.

        The larger plans are generally of the defined benefit type and are funded by payments to separately administered funds or insurance companies. The principal plans are in the United Kingdom, Ireland, United States and Canada. All valuations were performed by independent actuaries using the projected unit method to determine pension costs. The most recent full valuations of the significant defined benefit pension plans were carried out as follows: United Kingdom on 31 March 2006; Ireland on 31 December 2006; and United States on 1 January 2009. The triennial valuation of the principal UK plan as at 31 March 2009 is in progress. The results of this valuation are expected to be agreed by Diageo and the plan trustee later in calendar year 2009. The measurement dates used to calculate the disclosures in the consolidated financial statements are the respective balance sheet dates. In the United Kingdom, the Diageo Pension Scheme (a final salary defined benefit pension plan) closed to new members in November 2005. Employees who have joined Diageo in the United Kingdom thereafter have been eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit pension plan).

        The assets of the UK and Irish pension plans are held in separate funds administered by trustees to meet long term pension liabilities to past and present employees. The trustees are required to act in the best interests of the plans' beneficiaries. The two largest pension plans are the Diageo Pension Scheme in the United Kingdom and the Guinness Ireland Pension Scheme in Ireland. For the Diageo Pension Scheme in the United Kingdom, the trustee is Diageo Pension Trust Limited. The appointment of the directors to the board is determined by the Scheme's trust documentation. There is a policy that one-third of all directors should be nominated by members of the Scheme. Two member nominated directors have been appointed from the pensioner member community and two from the active member community. For the Guinness Ireland Pension Scheme, the appointment of trustees is a company decision. Currently the company makes three nominations and appoints three further

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

candidates nominated by representative groupings. The chairman is a former employee of the company and is viewed as independent.

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

	United Kingdom			Ireland			United States
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	%	%	%	%	%	%	%	%	%
Rate of general increase in salaries	4.6	5.2	4.4	4.4	5.0	4.6	5.6	6.3	6.3
Rate of increase to pensions in payment	3.7	4.0	3.3	2.1	2.6	2.3	—	—	—
Rate of increase to deferred pensions	3.4	4.0	3.2	2.0	2.6	2.2	—	—	—
Medical inflation	n/a	n/a	n/a	n/a	n/a	n/a	8.8	9.3	10.0
Discount rate for plan liabilities	6.2	6.7	5.8	5.7	6.5	5.3	5.7	6.1	6.2
Inflation	3.4	4.0	3.2	2.0	2.6	2.2	1.6	2.4	2.3

For the main plans in the United Kingdom, Ireland and the United States, the salary increase assumptions include an allowance for age related promotional salary increases. The 2009 assumption for medical inflation in the United States reduces by 0.5% per year to 5% (2008 – 0.5% per year to 5%).

        In assessing the group's post retirement liabilities, the mortality assumption for the Diageo Pension Scheme in the United Kingdom (the largest plan) is based on the mortality experience of that plan. This has been updated to reflect the mortality experience analysis carried out as part of the 2009 triennial funding valuation which is in progress. The assumption is based on the SAPS birth year tables with scaling factors based on the experience of the plan. The assumption also allows for future improvements in life expectancy in line with the long cohort with a proportion of 80% for males and 60% for females. The mortality assumption for the largest plan in Ireland is also based on the mortality experience of that plan with suitable future improvements. The mortality assumptions for the other plans around the world are based on relevant standard mortality tables and standard mortality improvements in each country.

        For the main UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom			Ireland
	2009 Age	2008 Age	2007 Age	2009 Age	2008 Age	2007 Age
Retiring currently at age 65
Male	85.3	84.5	84.4	85.5	85.4	85.3
Female	86.7	87.2	87.1	88.1	88.1	87.9
Currently aged 45, retiring at age 65
Male	88.3	86.7	86.7	87.3	87.2	87.1
Female	89.3	89.5	89.4	89.9	89.8	89.7

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

(b)    In respect of defined benefit post employment plans, the net amounts charged to the consolidated income statement and consolidated statement of recognised income and expense for the three years ended 30 June 2009 are set out below:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
2009
Operating profit
Current service cost	(54)	(16)	(29)	(99)
Past service cost	—	—	(2)	(2)
Gains on curtailments	12	21	8	41

Total (charge)/credit to operating profit	(42)	5	(23)	(60)
Net credit/(cost) to other finance income (note 6(b))	11	—	(9)	2

(Charge)/credit before taxation	(31)	5	(32)	(58)

Consolidated statement of recognised income and expense
Actual return on post employment plan assets	(302)	(212)	(56)	(570)
Expected return on post employment plan assets	(259)	(85)	(32)	(376)

Actual return less expected return on post employment plan assets	(561)	(297)	(88)	(946)
Experience gains and losses arising on the plan liabilities	42	18	—	60
Changes in assumptions underlying the present value of the plan liabilities	(79)	(47)	(1)	(127)

Actuarial loss recognisable in the reconciliation of the assets and liabilities	(598)	(326)	(89)	(1,013)
Changes in the recognisable surplus of the plans with a surplus restriction	—	(2)	9	7
Impact of minimum funding requirement	—	—	(1)	(1)

Net actuarial loss recognisable in the consolidated statement of recognised income and expense	(598)	(328)	(81)	(1,007)

2008
Operating profit
Current service cost	(52)	(17)	(25)	(94)
Past service cost	(1)	(2)	—	(3)
Gains on curtailments	—	—	1	1

Total charge to operating profit	(53)	(19)	(24)	(96)
Net credit/(cost) to other finance income (note 6(b))	36	16	(6)	46

Charge before taxation	(17)	(3)	(30)	(50)

Consolidated statement of recognised income and expense
Actual return on post employment plan assets	192	(66)	(4)	122
Expected return on post employment plan assets	(252)	(80)	(26)	(358)

Actual return less expected return on post employment plan assets	(60)	(146)	(30)	(236)
Experience gains and losses arising on the plan liabilities	(12)	(48)	6	(54)
Changes in assumptions underlying the present value of the plan liabilities	139	129	4	272

Actuarial gain/(loss) recognisable in the reconciliation of the assets and liabilities	67	(65)	(20)	(18)
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	3	3

Net actuarial gain/(loss) recognisable in the consolidated statement of recognised income and expense	67	(65)	(17)	(15)

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
2007
Operating profit
Current service cost	(57)	(17)	(24)	(98)
Past service cost	(4)	—	—	(4)

Total charge to operating profit	(61)	(17)	(24)	(102)
Net credit/(cost) to other finance income (note 6(b))	36	17	(5)	48

Charge before taxation	(25)	—	(29)	(54)

Consolidated statement of recognised income and expense
Actual return on post employment plan assets	374	150	44	568
Expected return on post employment plan assets	(230)	(70)	(24)	(324)
Actual return less expected return on post employment plan assets	144	80	20	244
Experience gains and losses arising on the plan liabilities	(100)	7	(17)	(110)
Changes in assumptions underlying the present value of the plan liabilities	200	10	(21)	189

Actuarial gain/(loss) recognisable in the reconciliation of the assets and liabilities	244	97	(18)	323
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	5	5

Net actuarial gain/(loss) recognisable in the consolidated statement of recognised income and expense	244	97	(13)	328

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Total cumulative gain/(loss) recognised in the consolidated statement of recognised income and expense
At 30 June 2006	247	13	(39)	221
Recognised in the year	244	97	(13)	328

At 30 June 2007	491	110	(52)	549
Recognised in the year	67	(65)	(17)	(15)

At 30 June 2008	558	45	(69)	534
Recognised in the year	(598)	(328)	(81)	(1,007)

At 30 June 2009	(40)	(283)	(150)	(473)

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

(c)    The expected long term rates of return and fair values of the assets of the defined benefit post employment plans were as follows:

	United Kingdom		Ireland		United States and other		Total
	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value
	%	£ million	%	£ million	%	£ million	%	£ million
2009
Fair value of plan assets
Equities	8.3	1,528	8.6	371	8.4	198	8.4	2,097
Bonds	5.5	1,280	5.3	539	4.9	147	5.4	1,966
Property	7.3	358	7.6	97	13.5	13	7.5	468
Other	4.6	11	4.0	20	6.5	30	5.3	61

		3,177		1,027		388		4,592
Present value of funded plan liabilities		(3,845)		(1,364)		(584)		(5,793)
Present value of unfunded plan liabilities		(76)		(23)		(73)		(172)

Deficit in post employment plans		(744)		(360)		(269)		(1,373)
Surplus restriction		—		(2)		(7)		(9)
Impact of minimum funding requirement		—		—		(1)		(1)

Post employment benefit liabilities		(744)		(362)		(277)		(1,383)

2008
Fair value of plan assets
Equities	8.3	2,209	8.4	507	8.2	215	8.3	2,931
Bonds	6.1	825	5.9	225	5.3	118	6.0	1,168
Property	7.3	296	7.4	193	12.7	12	7.5	501
Other	5.4	252	4.6	287	6.5	26	5.0	565

		3,582		1,212		371		5,165
Present value of funded plan liabilities		(3,684)		(1,254)		(479)		(5,417)
Present value of unfunded plan liabilities		(68)		—		(74)		(142)

Deficit in post employment plans		(170)		(42)		(182)		(394)
Surplus restriction		—		—		(14)		(14)

Post employment benefit liabilities		(170)		(42)		(196)		(408)

2007
Fair value of plan assets
Equities	8.4	1,988	8.0	574	8.4	230	8.3	2,792
Bonds	5.6	749	4.8	325	5.5	116	5.4	1,190
Property	7.4	455	7.0	161	11.6	11	7.4	627
Other	5.8	299	3.0	83	6.2	28	5.3	410

		3,491		1,143		385		5,019
Present value of funded plan liabilities		(3,702)		(1,125)		(464)		(5,291)
Present value of unfunded plan liabilities		(64)		—		(66)		(130)

(Deficit)/surplus in post employment plans		(275)		18		(145)		(402)
Surplus restriction		—		—		(17)		(17)

Post employment benefit liabilities		(275)		18		(162)		(419)

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

Included in the post employment plan deficit of £1,373 million (2008 – £394 million; 2007 – £402 million) are £141 million (2008 – £115 million; 2007 – £111 million) in respect of post employment medical benefit liabilities and £35 million (2008 – £43 million; 2007 – £40 million) in respect of other non pension post employment liabilities.

        Within the plan assets above, there is no investment in the ordinary shares of Diageo plc (2008 – £0.4 million; 2007 – £1 million). Included in equities in the UK plans at 30 June 2009 are £391 million (2008 – £376 million) invested in hedge funds and £191 million (2008 – £192 million) invested in private equity. Included in other assets at 30 June 2009 are swaps with a fair value loss in the UK plans of £46 million (2008 – £169 million gain) and a fair value gain in the Irish plans of £11 million (2008 – £22 million gain).

        The asset classes include some cash holdings that are temporary. This cash is likely to be invested in the relevant asset class imminently and so has been included in the asset class where it is anticipated to be invested in the long term. UK plan assets include temporary cash of £35 million (2008 – £54 million) in 'equities', £152 million (2008 – £149 million) in 'bonds' and £11 million (2008 – £2 million) in 'property'. Irish plan assets include temporary cash of £7 million (2008 – £10 million) in 'equities' and £64 million (2008 – £112 million) in 'bonds'.

        Included in other assets in the UK plans at 30 June 2007 was cash of approximately £350 million intended for subsequent investment in bonds. The expected long term rate of return on other assets in the UK plans was adjusted to reflect this.

        Post employment benefit assets and liabilities are recognised in the consolidated balance sheet, depending on whether an individual plan is in surplus or deficit, as follows:

	2009	2008
	£ million	£ million
Non-current assets	41	47
Non-current liabilities	(1,424)	(455)

	(1,383)	(408)

The expected long term rates of return for equities have been determined by reference to government bond rates (minimum risk rates) in the countries in which the plans are based. As at 30 June 2009, to reflect the additional risks associated with equities, expected long term rates of return on equities include a risk premium of 4% per year (2008 and 2007 – 3.25% per year) in excess of the expected return from government bonds. This risk premium is a long term assumption which is set after taking actuarial advice and considering the assumptions used by other FTSE 100 companies. The expected long term rates of return for other assets are determined in a similar way, by using an appropriate risk premium relative to government bonds in the relevant country.

        The investment strategy for the group's funded post employment plans is decided locally by the trustee of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The objective for the investment strategy is to achieve a target rate of return in excess of the return on the liabilities, while taking an acceptable amount of investment risk relative to the liabilities. This objective is implemented by using specific allocations to a variety of asset classes that are expected over the long term to deliver the target rate of return. Most investment strategies have significant allocations to equities, with the intention that this will result in the ongoing cost to the

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

group of the post employment plans being lower over the long term, and will be within acceptable boundaries of risk. Each investment strategy is also designed to control investment risk by managing allocations to asset classes, geographical exposures and individual stock exposures.

        At 30 June 2009, approximately 40% (2008 – 40%) of the UK Diageo Pension Scheme's liabilities and approximately 40% (2008 – 40%) of the Guinness Ireland Pension Scheme's liabilities were hedged against future movements in interest rates and inflation through the use of swaps.

        The discount rate is based on the yields of high quality, fixed income investments. For the UK pension plans, which represent approximately 66% of total plan liabilities, the discount rate is determined by reference to the yield curves on AA rated corporate bonds for which the timing and amount of cash outflows are similar to those of the plans. A similar process is used to determine the discount rate for the non-UK plans.

        The percentages of investments at fair value held by the pension plans at 30 June 2009 and 30 June 2008, analysed by category, were as follows:

	United Kingdom	Ireland	United States and other	Total
	%	%	%	%
2009
Equities	48	36	51	46
Bonds	41	53	38	43
Property	11	9	3	10
Other	—	2	8	1

	100	100	100	100

2008
Equities	62	42	58	57
Bonds	23	19	32	23
Property	8	16	3	10
Other	7	23	7	10

	100	100	100	100

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

(d)    Movements in the present value of plan liabilities during the three years ended 30 June 2009:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Present value of plan liabilities
At 30 June 2006	3,761	1,149	514	5,424
Exchange differences	—	(25)	(34)	(59)
Current service cost	57	17	24	98
Past service cost	4	—	—	4
Interest cost	194	53	29	276
Actuarial (gain)/loss	(100)	(17)	38	(79)
Employee contributions	10	2	—	12
Benefits paid	(160)	(54)	(41)	(255)

At 30 June 2007	3,766	1,125	530	5,421
Exchange differences	—	191	18	209
Current service cost	52	17	25	94
Past service cost	1	2	—	3
Interest cost	216	64	32	312
Actuarial gain	(127)	(81)	(10)	(218)
Employee contributions	11	2	1	14
Benefits paid	(167)	(66)	(35)	(268)
Curtailments	—	—	(1)	(1)
Settlements	—	—	(7)	(7)

At 30 June 2008	3,752	1,254	553	5,559
Exchange differences	—	97	83	180
Acquisition of businesses	—	—	16	16
Current service cost	54	16	29	99
Past service cost	—	—	2	2
Interest cost	248	85	41	374
Actuarial loss	37	29	1	67
Employee contributions	14	3	1	18
Benefits paid	(172)	(76)	(52)	(300)
Curtailments	(12)	(21)	(8)	(41)
Settlements	—	—	(9)	(9)

At 30 June 2009	3,921	1,387	657	5,965

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

(e)    Movements in the fair value of plan assets during the three years ended 30 June 2009:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Fair value of plan assets
At 30 June 2006	3,210	1,059	378	4,647
Exchange differences	—	(22)	(26)	(48)
Expected return on plan assets	230	70	24	324
Actuarial gain	144	80	20	244
Contributions by the group	57	8	30	95
Employee contributions	10	2	—	12
Benefits paid	(160)	(54)	(41)	(255)

At 30 June 2007	3,491	1,143	385	5,019
Exchange differences	—	190	11	201
Expected return on plan assets	252	80	26	358
Actuarial loss	(60)	(146)	(30)	(236)
Contributions by the group	55	9	20	84
Employee contributions	11	2	1	14
Benefits paid	(167)	(66)	(35)	(268)
Settlements	—	—	(7)	(7)

At 30 June 2008	3,582	1,212	371	5,165
Exchange differences	—	93	52	145
Acquisition of businesses	—	—	15	15
Expected return on plan assets	259	85	32	376
Actuarial loss	(561)	(297)	(88)	(946)
Contributions by the group	55	7	66	128
Employee contributions	14	3	1	18
Benefits paid	(172)	(76)	(52)	(300)
Settlements	—	—	(9)	(9)

At 30 June 2009	3,177	1,027	388	4,592

(f)    History of funded status of plans at 30 June:

	2009	2008	2007	2006	2005
	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets	4,592	5,165	5,019	4,647	4,136
Present value of plan liabilities	(5,965)	(5,559)	(5,421)	(5,424)	(5,412)

Deficit in post employment plans	(1,373)	(394)	(402)	(777)	(1,276)
Unrecognised surplus	(9)	(14)	(17)	(24)	(18)
Impact of minimum funding requirement	(1)	—	—	—	—

Post employment benefit liabilities	(1,383)	(408)	(419)	(801)	(1,294)

The group has agreed a deficit funding plan with the trustee of the UK Diageo Pension Scheme (the Scheme), which provides for the group to fund the Scheme deficit over a four year period that

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

commenced in the year ended 30 June 2007. For these purposes, the value of the deficit, calculated using the trustee's actuarial valuation of the Scheme, was ascertained through the triennial valuation as at 31 March 2006. Following the completion of that valuation, Diageo undertook to make an annual £50 million cash contribution in each of the four years of the funding plan. The first payment of £50 million was made in the year ended 30 June 2007, with further contributions of £50 million in each of the years ended 30 June 2008 and 30 June 2009. Payments are made into an escrow account subject to an agreement between the group and the trustee, with release from escrow either to the group or to the trustee determined by an agreed formula in the light of the actuarial valuation of the Scheme as at 31 March 2009. It is anticipated that the escrow will be released to the trustee and invested into the Scheme during the year ending 30 June 2010. This amount held in escrow is currently included in other investments on the consolidated balance sheet and is not included in the table above, but if the escrow is released to the trustee, then it will be shown as a contribution by the group to the Scheme during the year ending 30 June 2010.

        In addition to the deficit funding, Diageo continues to make a cash contribution in respect of current service cost based on the trustee's valuation; this contribution is expected to be £46 million in the year ending 30 June 2010. Total cash contributions to the Scheme during the year ending 30 June 2010 are therefore expected to amount to £240 million, of which £144 million is already recorded in other investments on the consolidated balance sheet as at 30 June 2009. Funding arrangements are being reviewed and may be adjusted following agreement between Diageo and the trustee, based on the results of the valuation as at 31 March 2009. Additionally, funding arrangements will be reviewed and adjusted in the light of future triennial actuarial valuations.

        Contributions to other plans in the year ending 30 June 2010 are expected to be approximately £125 million.

(g)    History of experience gains and losses:

	2009	2008	2007	2006	2005
	£ million	£ million	£ million	£ million	£ million
Actual return less expected return on post employment plan assets	(946)	(236)	244	337	197
Experience gains and losses arising on the plan liabilities	60	(54)	(110)	(55)	(24)
Changes in assumptions underlying the present value of the plan liabilities	(127)	272	189	183	(419)

Actuarial (loss)/gain recognisable in the reconciliation of the assets and liabilities	(1,013)	(18)	323	465	(246)

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

(h)    Changes in the assumptions used for determining post employment costs and liabilities may have a material impact on the income statement and balance sheet. For the significant assumptions, the following sensitivity analyses give an estimate of these impacts on the income statement for the year ended 30 June 2009 and on the balance sheet as at 30 June 2009:

	Estimated impact on income statement
	Operating profit	Other finance income	Profit before taxation	Taxation	Profit for the year
	£ million	£ million	£ million	£ million	£ million
2009
Effect of 0.5% increase in discount rate:
Approximate decrease in annual post employment cost	8	1	9	(2)	7
Effect of 1% increase in expected rates of return on plan assets:
Approximate decrease in annual post employment cost	—	48	48	(12)	36
Effect of one year increase in life expectancy:
Approximate increase in annual post employment cost	(2)	(11)	(13)	3	(10)
Effect of 0.5% decrease in inflation:
Approximate decrease in annual post employment cost	8	21	29	(7)	22
Effect of 1% increase in medical care inflation:
Approximate increase in annual post employment cost	(1)	(1)	(2)	1	(1)
Effect of 1% decrease in medical care inflation:
Approximate decrease in annual post employment cost	1	1	2	(1)	1

	Estimated impact on balance sheet
	Net post employment benefit liabilities	Net deferred tax assets	Net assets
	£ million	£ million	£ million
2009
Effect of 0.5% increase in discount rate:
Approximate decrease in post employment deficit	421	(105)	316
Effect of one year increase in life expectancy:
Approximate increase in post employment deficit	(186)	48	(138)
Effect of 0.5% decrease in inflation:
Approximate decrease in post employment deficit	351	(85)	266
Effect of 1% increase in medical care inflation:
Approximate increase in post employment deficit	(18)	7	(11)
Effect of 1% decrease in medical care inflation:
Approximate decrease in post employment deficit	16	(6)	10

(i)    Information on transactions between the group and its pension plans is given in note 30.

5.     Exceptional items

IAS 1 – Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items which, in management's judgement, need to be

Notes to the consolidated financial statements (continued)

5.     Exceptional items (continued)

disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

        In the three years ended 30 June 2009, the following exceptional items arose in respect of continuing operations:

	2009	2008	2007
	£ million	£ million	£ million
Items included in operating profit
Global restructuring programme	(166)	—	—
Restructuring of Irish brewing operations	(4)	(78)	—
Disposal of Park Royal property	—	—	40

	(170)	(78)	40
Sale of businesses	—	9	(1)

Exceptional items before taxation	(170)	(69)	39

(a)    The charges in respect of the global restructuring programme comprise: staff costs of £100 million, which are net of £17 million gains on post employment plan curtailments; other external charges of £63 million in respect of service contract terminations and restructuring projects; and accelerated depreciation of £3 million. These restructuring charges are included in the group's income statement in other operating expenses. It is expected that there will be a further charge in the year ending 30 June 2010 in respect of this programme.

(b)    In the year ended 30 June 2008, operating profit included an exceptional charge of £78 million for the cost of restructuring the Irish brewing operations, which primarily comprised severance and associated costs. A re-evaluation of this restructuring during the year ended 30 June 2009 concluded that, although some of the facilities initially identified for closure would remain in use, the restructuring programme would continue to be implemented and in some areas extended, resulting in an additional charge of £4 million.

(c)    In the year ended 30 June 2007, operating profit included an exceptional gain in respect of the sale of the site of the former brewery at Park Royal in London. The land was sold for £49 million, offset by £9 million expenditure in the year on preparing the site for sale.

        Items included in taxation    In the year ended 30 June 2009, exceptional tax credits of £192 million comprise a £99 million current tax credit and a £56 million deferred tax credit in respect of settlements agreed with tax authorities, and a £37 million tax credit (2008 – £8 million credit; 2007 – £nil) in respect of exceptional operating items.

Notes to the consolidated financial statements (continued)

6.     Interest and other finance income and charges

	2009	2008	2007
	£ million	£ million	£ million
(a) Net interest
Interest receivable	102	84	78
Fair value gain on interest rate instruments	150	69	33

Total interest income	252	153	111

Interest payable on bank loans and overdrafts	(14)	(4)	(16)
Interest payable on all other borrowings	(590)	(415)	(316)
Fair value loss on interest rate instruments	(164)	(75)	(30)

Total interest expense	(768)	(494)	(362)

	(516)	(341)	(251)

(b) Net other finance income and charges
Interest on post employment plan liabilities	(374)	(312)	(276)
Expected return on post employment plan assets	376	358	324

Net finance income in respect of post employment plans	2	46	48
Net exchange movements on short term intercompany loans	—	5	6
Net exchange movements on net borrowings not meeting hedge accounting criteria	—	—	1

Total other finance income	2	51	55

Unwinding of discounts	(21)	(17)	(16)
Other finance charges	(13)	(6)	—
Net exchange movements on short term intercompany loans	(33)	—	—
Net exchange movements on net borrowings not meeting hedge accounting criteria	(11)	(6)	—

Total other finance charges	(78)	(29)	(16)

	(76)	22	39

Following the adoption of the amendment to IAS 23, the amount of borrowing costs capitalised in the year ended 30 June 2009 was £4 million (2008 and 2007 – £nil). The interest rates used for projects financed in sterling and other currencies were 5.2% and 6.2%, respectively.

7.     Associates

The group's share of profit after tax from associates was £164 million (2008 – £177 million; 2007 – £149 million).

        The group's 34% share of operating profit and of profit for the year of Moët Hennessy were £242 million and £151 million, respectively (2008 – £252 million and £161 million, respectively; 2007 – £218 million and £136 million, respectively).

        In the year ended 30 June 2009, the group received dividends from its associates of £179 million (2008 – £143 million; 2007 – £119 million), of which £161 million was received from Moët Hennessy (2008 – £131 million; 2007 – £109 million). These dividends included £60 million (2008 – £49 million;

Notes to the consolidated financial statements (continued)

7.     Associates (continued)

2007 – £42 million) of receipts from Moët Hennessy in respect of amounts payable to the tax authorities.

        Information on transactions between the group and its associates is given in note 30. Summarised financial information for the group's investments in associates is presented below:

(a)    Moët Hennessy    Moët Hennessy prepares its financial statements under IFRS in euros to 31 December each year. Summary information for Moët Hennessy for the three years ended 30 June 2009 after adjustment to align Moët Hennessy's accounting policies and accounting periods with those of the group, translated at £1 = €1.17 (2008 – £1 = €1.36; 2007 – £1 = €1.48), is set out below:

	2009		2008		2007
	€ million	£ million	€ million	£ million	€ million	£ million
Sales	2,892	2,472	3,168	2,329	3,066	2,072
Profit for the year	518	443	647	475	594	401

Profit for the year is after minority interests.

(b)    Other associates    For all of the group's investments in associates other than Moët Hennessy, summarised financial information, aggregating 100% of the sales and results of each associate, is presented below:

	2009	2008	2007
	£ million	£ million	£ million
Sales	892	485	378
Profit for the year	88	81	60

8.     Taxation

(a)    Analysis of taxation charge in the year

	2009	2008	2007
	£ million	£ million	£ million
Current tax
Current year	400	333	387
Benefit of previously unrecognised tax losses	(56)	(8)	—
Adjustments in respect of prior periods	(40)	38	6

	304	363	393

Deferred tax
Origination and reversal of temporary differences	116	165	233
Benefit of previously unrecognised tax losses	—	(3)	(12)
Changes in tax rates	(17)	—	93
Adjustments in respect of prior periods	(111)	(3)	(29)

	(12)	159	285

Taxation on profit from continuing operations	292	522	678

Notes to the consolidated financial statements (continued)

8.     Taxation (continued)

Adjustments in respect of prior periods for current tax comprise a UK tax credit of £42 million (2008 – £14 million charge; 2007 – £18 million credit) and an overseas tax charge of £2 million (2008 – £24 million charge; 2007 – £24 million charge).

        The taxation charge includes the following items: in the year ended 30 June 2009, a current tax credit of £99 million and a deferred tax credit of £56 million in respect of settlements agreed with tax authorities, and a tax credit of £37 million on exceptional operating items; in the year ended 30 June 2008, a tax credit of £8 million on exceptional operating items; and in the year ended 30 June 2007, a net tax charge of £24 million from intra group reorganisations of brand businesses, a reduction in the carrying value of deferred tax assets of £74 million primarily following a reduction in tax rates, and a provision for settlement of tax liabilities related to the GrandMet/Guinness merger of £64 million.

	2009	2008	2007
	£ million	£ million	£ million
Current tax
United Kingdom	(72)	12	49
Overseas	376	351	344

	304	363	393

Deferred tax
United Kingdom	(71)	31	38
Overseas	59	128	247

	(12)	159	285

Taxation on profit from continuing operations	292	522	678

(b)    Factors affecting tax charge for the year

	2009	2008	2007
	£ million	£ million	£ million
Profit from continuing operations before taxation	2,015	2,093	2,095

Notional charge at UK corporation tax rate of 28% (2008 – 29.5%; 2007 – 30%)	564	617	629
Elimination of notional tax on share of associates' profits after tax	(45)	(52)	(45)
Differences in effective overseas tax rates	(4)	(45)	(35)
Items not chargeable	(211)	(141)	(59)
Items not deductible	212	119	205
Benefit of previously unrecognised tax losses	(56)	(11)	(12)
Deferred tax on intra group transfers	—	—	(75)
Changes in tax rates	(17)	—	93
Adjustments in respect of prior periods	(151)	35	(23)

Tax charge for the year	292	522	678

(c)    Factors that may affect future tax charges    As a group involved in worldwide operations, Diageo is subject to several factors which may affect future tax charges, principally settlements with tax authorities, the levels and mix of profitability in different jurisdictions, transfer pricing policies and tax rates imposed.

Notes to the consolidated financial statements (continued)

8.     Taxation (continued)

(d)    Corporate tax payable    The current corporate tax liability of £532 million (2008 – £685 million) represents the amount of taxes payable in respect of current and prior periods that exceed payments made, and includes any interest and penalties payable thereon included in the corporation tax charge.

(e)    Material tax liabilities    In the past, the group has undergone significant restructuring activity involving the acquisition and disposal of material businesses and the transfer of businesses within the group. As a consequence of this restructuring activity, a number of potential tax exposures have arisen. In addition, as the group operates throughout the world, it faces a number of potential transfer pricing issues in many jurisdictions relating to goods, services and financing.

        Having agreed a number of settlements with tax authorities in relation to these exposures during the year ended 30 June 2009, covering a number of entities and a number of years, the group has a liability (after applicable reliefs) of £65 million (2008 – £386 million) for these exposures, which is included in corporate tax payable in current liabilities. The group continues to have a number of tax audits ongoing worldwide but does not currently expect material additional tax exposures to arise, above the amounts provided, as and when audits are concluded.

        Payments of approximately £160 million will be made during the year ended 30 June 2010 in respect of settlements agreed with tax authorities in the year ended 30 June 2009.

9.     Discontinued operations

In connection with the past disposal of the Pillsbury business, Diageo guaranteed the debt of a third party until November 2009. In the year ended 30 June 2009, profit after tax from discontinued operations of £2 million (2008 – £2 million) represents a provision release in respect of this guarantee. In addition, in the year ended 30 June 2008, discontinued operations included a tax credit of £24 million relating to the Pillsbury disposal.

        In the year ended 30 June 2007, a tax benefit of £82 million arose from the recognition of capital losses arising on the past disposals of the Pillsbury and Burger King businesses. In addition, a tax credit of £57 million arose following resolution with tax authorities of various audit issues.

Notes to the consolidated financial statements (continued)

10.   Earnings per share

	2009	2008	2007
	£ million	£ million	£ million
Profit attributable to equity shareholders
Continuing operations	1,619	1,495	1,350
Discontinued operations	2	26	139

	1,621	1,521	1,489

Pence per share
Continuing operations
– basic earnings	65.1p	58.3p	50.2p
– diluted earnings	64.9p	57.9p	49.9p
Continuing and discontinued operations
– basic earnings	65.2p	59.3p	55.4p
– diluted earnings	65.0p	58.9p	55.0p

Excluding own shares held, the weighted average number of shares for the year ended 30 June 2009 was 2,485 million (2008 – 2,566 million; 2007 – 2,688 million). The effect of dilutive potential ordinary shares was to increase the weighted average number of shares for the year ended 30 June 2009 by 9 million to 2,494 million (2008 – increase by 17 million to 2,583 million; 2007 – increase by 19 million to 2,707 million).

Notes to the consolidated financial statements (continued)

11.   Intangible assets

	Brands	Goodwill	Other intangibles	Computer software	Total
	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2007	4,085	180	58	174	4,497
Exchange differences	21	13	(8)	6	32
Acquisition of businesses	33	174	911	—	1,118
Other additions	—	—	4	25	29
Disposals	—	—	—	(1)	(1)
Transfers	—	—	—	4	4

At 30 June 2008	4,139	367	965	208	5,679
Exchange differences	474	47	188	13	722
Acquisition of businesses	8	25	—	—	33
Acquisition adjustment	—	(58)	—	—	(58)
Other additions	—	—	2	20	22
Disposals	—	—	—	(4)	(4)
Transfers	—	—	—	11	11

At 30 June 2009	4,621	381	1,155	248	6,405

Amortisation and impairment loss
At 30 June 2007	—	15	23	76	114
Exchange differences	—	2	(1)	3	4
Amortisation for the year	—	—	5	26	31

At 30 June 2008	—	17	27	105	149
Exchange differences	—	1	—	9	10
Amortisation for the year	—	—	6	29	35
Disposals	—	—	—	(4)	(4)

At 30 June 2009	—	18	33	139	190

Carrying amount
At 30 June 2009	4,621	363	1,122	109	6,215

At 30 June 2008	4,139	350	938	103	5,530

At 30 June 2007	4,085	165	35	98	4,383

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

(a)    Brands are stated at fair value on acquisition. At 30 June 2009, the principal acquired brands, all of which are regarded as having indefinite useful economic lives, were as follows:

	Principal market	Product	2009	2008
			£ million	£ million
Carrying amount of acquired brands
Smirnoff	Global	Vodka	499	414
Johnnie Walker	Global	Whisky	625	625
Captain Morgan	Global	Rum	728	604
Crown Royal	United States	Whisky	888	736
Windsor Premier	Korea	Whisky	414	416
Cacique	Spain	Rum	181	168
Bell's	Great Britain	Whisky	179	179
Bushmills	United States	Whiskey	144	144
Seagram's 7 Crown	United States	Whiskey	135	113
Gordon's	Great Britain	Gin	119	119
Seagram's VO	United States	Whisky	115	96
Old Parr	Venezuela	Whisky	95	78
Ursus	Southern Europe	Vodka	72	67
Tanqueray	United States	Gin	72	60
Bundaberg	Australia	Rum	66	65
Chalone Vineyard	United States	Wine	64	52
White Horse	Russia and Eastern Europe	Whisky	53	53
Romana Sambuca	United States	Liqueur	52	43
Other brands			120	107

			4,621	4,139

Capitalised brands are regarded as having indefinite useful economic lives and have therefore not been amortised. These brands are protected by trademarks, which are renewable indefinitely, in all of the major markets where they are sold. There are not believed to be any legal, regulatory or contractual provisions that limit the useful lives of these brands. The nature of the premium drinks industry is that obsolescence is not a common issue, with indefinite brand lives being commonplace, and Diageo has a number of brands that were originally created more than 100 years ago. Accordingly the directors believe that it is appropriate that the brands are treated as having indefinite lives for accounting purposes.

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

        (b)    For the purposes of impairment testing, goodwill has been attributed to cash-generating units as follows:

	2009	2008
	£ million	£ million
North America – United States	192	195
Europe – Ireland	43	43
– Southern Europe	69	65
– Russia and Eastern Europe	42	28
Other cash-generating units	17	19

	363	350

Goodwill has arisen on acquisitions of businesses and distribution rights and includes synergies arising from cost savings and the opportunity to utilise the group's distribution network to leverage marketing of the acquired products.

        In the year ended 30 June 2008, the minority interest recognised on the acquisition of the distribution rights for Ketel One vodka products excluded the minority's share of the deferred tax liability relating to the intangible asset that represents the distribution rights. This omission has been corrected in the current year, and the effect of the adjustment is to reduce goodwill attributed to the United States by £58 million and reduce minority interests by the same amount.

        (c)    Other intangibles principally comprise distribution rights. In the year ended 30 June 2008, Diageo acquired the global distribution rights for Ketel One vodka products in perpetuity, and the directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2009 was £1,091 million (2008 – £905 million).

        All other distribution rights are amortised on a straight-line basis over the length of the distribution arrangements, generally between 10 and 20 years, unless there is an indication that the asset may be impaired, in which case, if necessary, the asset is written down or the amortisation period is reassessed and changed. Amortisation of other intangible assets is recognised in other operating expenses in the income statement.

        (d)    Computer software includes £25 million (2008 – £35 million) in respect of projects in the course of development. Amortisation of computer software is recognised in other operating expenses in the income statement.

Impairment testing    To ensure that brands, goodwill and other intangibles with indefinite useful lives are not carried at above their recoverable amount, impairment reviews are performed comparing the net carrying value with the recoverable amount using value in use calculations. For goodwill the recoverable amount is calculated in respect of the cash-generating unit including the attributed goodwill. These calculations are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. The value in use calculations are based on discounted forecast cash flows and terminal values calculated on the assumption that cash flows continue in perpetuity at the long term growth rate of each country or region.

        Cash flows are forecast for each brand, other intangible and cash-generating unit for the next financial year in the group's annual financial plan, which is approved by the board and reflects

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

management's expectations of sales growth, operating costs and margin, based on past experience and external sources of information.

        For global brands, the discount rate used for the value in use calculations is the group's weighted average cost of capital with appropriate adjustments where necessary to reflect a market participant's assessment. For other brands and other intangibles, the rate used is the group's weighted average cost of capital for global brands, adjusted for appropriate risks in the relevant country or region where the cash flows are generated. The long term growth rates applied at the end of the forecast period are taken as the real gross domestic product (GDP) growth rate of the country or region plus its inflation rate, based on a three-year average. For brands and other intangibles, the rates used are based on the country or countries where the cash flows are generated. For goodwill this is based on the cash-generating unit to which the goodwill is attributed. For the Ketel One vodka distribution rights, the principal market is the United States.

        For some recently acquired intangible assets, management expects to achieve growth, driven by Diageo's sales, marketing and distribution expertise, which is in excess of the long term growth rates for the applicable countries or regions. In these circumstances, the cash flow forecast is extended beyond the next financial year by up to five years using a detailed plan. For the Ketel One vodka distribution rights, a seven-year plan has been used, as an eight-year plan was agreed with the Nolet Group on the date of the acquisition (9 June 2008), and principally reflects the benefits forecast to arise when Ketel One vodka is launched in a number of countries throughout the world during that longer period.

        The pre-tax discount rates and long term growth rates used for impairment testing are as follows:

	2009		2008
	Pre-tax discount rate	Long term growth rate	Pre-tax discount rate	Long term growth rate
	%	%	%	%
Global brands	12	4.9	12	5.4
North America – United States	12	3.4	13	4.2
Europe – Great Britain	12	4.9	12	4.0
– Ireland	10	2.9	12	3.3
– Spain	11	3.7	12	3.3
– Southern Europe	11	2.9	12	3.3
– Russia and Eastern Europe	28	12.1	24	17.4
International – Venezuela	54	31.3	43	27.5
Asia Pacific – Australia	14	4.5	13	6.3
– Korea	16	7.1	14	6.9

The impairment testing for Ketel One vodka distribution rights uses both the pre-tax discount rate and the long term growth rate for the United States for the period after the seven-year plan.

        Any impairment writedowns identified are charged to other operating expenses in the income statement. In the year ended 30 June 2009, there are no impairment writedowns (2008 and 2007 – £nil).

Sensitivity to change in key assumptions    Impairment testing is dependent on management's estimates and judgements, in particular in relation to the forecasting of future cash flows, the discount rates applied to those cash flows and the expected long term growth rates.

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

        The impairment reviews of the Ursus brand and Ketel One vodka distribution rights show limited headroom. This is because they were recently acquired and have been affected in the short term by the slowdown in the worldwide economy experienced during the year.

        The recoverable amount of the Ursus brand is equal to the book value. For the Ketel One vodka distribution rights, the recoverable amount exceeds the book value by £10 million. Management will closely monitor the value in use of these intangibles.

        For all intangibles with an indefinite life, other than Ursus and Ketel One vodka, management has concluded that no reasonably possible change in the key assumptions on which it has determined the recoverable amounts would cause their carrying values to exceed their recoverable amounts.

        The table below shows the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

	1% increase in discount rate	1% decrease in long term growth rate	5% decrease in forecast annual cash flows
	£ million	£ million	£ million
Brands
– Ursus	9	8	3
– Other brands	—	—	—
Goodwill	—	—	—
Other intangibles – Ketel One vodka	105	65	44

It remains possible that changes in assumptions could arise in excess of those indicated in the table above.

Notes to the consolidated financial statements (continued)

12.   Property, plant and equipment

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2007	883	1,734	158	164	2,939
Exchange differences	38	120	7	4	169
Acquisition of businesses	—	2	—	—	2
Other additions	26	110	21	188	345
Disposals	(21)	(145)	(11)	—	(177)
Transfers	16	76	5	(104)	(7)

At 30 June 2008	942	1,897	180	252	3,271
Exchange differences	60	92	6	13	171
Acquisition of businesses	7	3	—	—	10
Other additions	35	100	10	159	304
Disposals	(5)	(74)	(8)	—	(87)
Transfers	28	162	14	(215)	(11)

At 30 June 2009	1,067	2,180	202	209	3,658

Depreciation
At 30 June 2007	174	733	100	—	1,007
Exchange differences	12	71	4	—	87
Depreciation charge for the year	30	148	20	—	198
Exceptional accelerated depreciation	—	4		—	4
Disposals	(11)	(127)	(9)	—	(147)

At 30 June 2008	205	829	115	—	1,149
Exchange differences	13	55	3	—	71
Depreciation charge for the year	34	168	21	—	223
Exceptional accelerated depreciation	—	18	—	—	18
Disposals	(3)	(61)	(7)	—	(71)

At 30 June 2009	249	1,009	132	—	1,390

Carrying amount
At 30 June 2009	818	1,171	70	209	2,268

At 30 June 2008	737	1,068	65	252	2,122

At 30 June 2007	709	1,001	58	164	1,932

(a)    The net book value of land and buildings comprises freeholds of £787 million (2008 – £714 million), long leaseholds of £25 million (2008 – £19 million) and short leaseholds of £6 million (2008 – £4 million). Depreciation was not charged on £198 million (2008 – £180 million) of land.

(b)    Included in the total net book value of property, plant and equipment is £23 million (2008 – £12 million) in respect of assets held under finance leases; depreciation for the year on these assets was £6 million (2008 – £4 million).

(c)    Transfers represent assets brought into use during the year, including £11 million (2008 – £4 million) reclassified to computer software. In the year ended 30 June 2008, there were also asset reclassifications of £7 million to biological assets and £4 million from inventories.

Notes to the consolidated financial statements (continued)

13.   Biological assets

£ million
Fair value
At 30 June 2007	12
Exchange differences	1
Harvested grapes transferred to inventories	(20)
Changes in fair value	31
Transfers	7

At 30 June 2008	31
Exchange differences	6
Harvested grapes transferred to inventories	(24)
Changes in fair value	24

At 30 June 2009	37

Biological assets comprise grape vines and grapes on the vine. At 30 June 2009, these assets comprise approximately 2,206 hectares (2008 – 2,206 hectares) of vineyards, ranging from newly established vineyards to vineyards that are 90 years old.

14.   Investments in associates

	Moët Hennessy	Other associates	Total
	£ million	£ million	£ million
Cost less provisions
At 30 June 2007	1,348	88	1,436
Exchange differences	206	4	210
Additions	—	71	71
Share of retained profits	79	4	83
Share of reserve movements	10	—	10
Disposals	—	(1)	(1)

At 30 June 2008	1,643	166	1,809
Exchange differences	118	34	152
Additions	—	42	42
Share of retained profits/(losses)	50	(5)	45
Share of reserve movements	3	—	3
Acquisition of remaining shares in associate	—	(6)	(6)

At 30 June 2009	1,814	231	2,045

Investments in associates comprise the cost of shares, less goodwill written off on acquisitions prior to 1 July 1998, of £1,264 million (2008 – £1,127 million), plus the group's share of post acquisition reserves of £781 million (2008 – £682 million).

        (a)    Moët Hennessy    Moët Hennessy prepares its financial statements under IFRS in euros to 31 December each year. A summary of Moët Hennessy's consolidated balance sheet as at 30 June 2009

Notes to the consolidated financial statements (continued)

14.   Investments in associates (continued)

and 30 June 2008, including acquisition fair value adjustments and translated at £1= €1.17 (2008 – £1 = €1.26), is set out below:

	2009		2008
	€ million	£ million	€ million	£ million
Non-current assets	4,108	3,511	4,071	3,231
Current assets	5,170	4,419	4,840	3,841

Total assets	9,278	7,930	8,911	7,072

Current liabilities	(1,721)	(1,471)	(1,486)	(1,179)
Non-current liabilities	(1,315)	(1,124)	(1,338)	(1,061)

Total liabilities	(3,036)	(2,595)	(2,824)	(2,240)

Net assets attributable to equity shareholders of the company	6,242	5,335	6,087	4,832

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

        (b)    Other associates    For all of the group's investments in associates other than Moët Hennessy, summarised financial information, aggregating 100% of the assets and liabilities of each associate, is presented below:

	2009	2008
	£ million	£ million
Non-current assets	539	242
Current assets	412	349

Total assets	951	591

Current liabilities	(318)	(188)
Non-current liabilities	(74)	(28)

Total liabilities	(392)	(216)

Net assets	559	375

Included in other associates is a 19% (2008 – 17%) effective interest held indirectly in Sichuan ShuiJingFang Joint Stock Company Limited (ShuiJingFang), a manufacturer and distributor of Chinese white spirits, which is quoted on the Shanghai Stock Exchange. At 30 June 2009, the carrying value of the group's interest in ShuiJingFang was £78 million (2008 – £48 million), while the quoted value was £140 million (2008 – £127 million), based on a share price of RMB16.54 (2008 – RMB20.86).

Notes to the consolidated financial statements (continued)

15.   Investments in joint ventures

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

        Included in the consolidated financial statements are the following amounts that represent the group's interest in the results and assets and liabilities of joint ventures:

	2009	2008	2007
	£ million	£ million	£ million
Sales	579	516	479
Operating costs	(535)	(474)	(449)

Profit before tax	44	42	30

	2009	2008
	£ million	£ million
Non-current assets	120	111
Current assets	245	239

Total assets	365	350

Current liabilities	(186)	(191)
Non-current liabilities	(26)	(24)

Total liabilities	(212)	(215)

Net assets	153	135

Notes to the consolidated financial statements (continued)

16.   Other investments

	Escrow account	Loans and other	Total
	£ million	£ million	£ million
Cost less provisions or fair value
At 30 June 2007	50	78	128
Additions	50	16	66
Disposals and repayments	—	(26)	(26)

At 30 June 2008	100	68	168
Additions	52	24	76
Repayments	—	(7)	(7)
Fair value adjustments	(8)	2	(6)

At 30 June 2009	144	87	231

Other investments at 30 June 2009 include £144 million (2008 – £100 million; 2007 – £50 million) paid into an escrow account and invested subject to an agreement between the group and the trustee of the Diageo Pension Scheme in the United Kingdom. This amount is not available for the general use of the group (see note 4(f)).

17.   Inventories

	2009	2008
	£ million	£ million
Raw materials and consumables	351	294
Work in progress	25	21
Maturing inventories	2,274	1,939
Finished goods and goods for resale	512	485

	3,162	2,739

Maturing inventories include whisky, rum and wines. The following amounts of inventories are expected to be utilised after more than one year:

	2009	2008
	£ million	£ million
Raw materials and consumables	42	35
Maturing inventories	1,875	1,595

	1,917	1,630

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2009	2008	2007
	£ million	£ million	£ million
Balance at beginning of the year	38	43	44
Exchange differences	1	2	(2)
Income statement charge	22	2	9
Written off	(6)	(9)	(8)

	55	38	43

Notes to the consolidated financial statements (continued)

18.   Trade and other receivables

	2009		2008
	Current assets	Non-current assets	Current assets	Non-current assets
	£ million	£ million	£ million	£ million
Trade receivables	1,568	—	1,650	—
Other receivables	250	12	297	7
Prepayments and accrued income	213	6	104	4

	2,031	18	2,051	11

The aged analysis of trade receivables is as follows:

	2009	2008
	£ million	£ million
Not overdue	1,452	1,488
Overdue 1 – 30 days	44	69
Overdue 31 – 60 days	17	21
Overdue 61 – 90 days	10	8
Overdue 91 – 180 days	22	34
Overdue more than 180 days	23	30

	1,568	1,650

Trade and other receivables are disclosed net of provisions for bad and doubtful debts, an analysis of which is as follows:

	2009	2008	2007
	£ million	£ million	£ million
Balance at beginning of the year	50	53	65
Exchange differences	2	3	(2)
Income statement charge	14	5	5
Written off	(12)	(11)	(15)

	54	50	53

19.    Cash and cash equivalents

	2009	2008
	£ million	£ million
Cash at bank	653	556
Cash equivalents	261	158

	914	714

Notes to the consolidated financial statements (continued)

20.   Borrowings and bank overdrafts

	Repayment date	Currency	Year end interest rates	2009	2008
			%	£ million	£ million
Bank overdrafts	On demand	Various	Various	68	31
Commercial paper	2008-2009	US dollar	Various	5	783
Bank and other loans	Various	Various	Various	117	125
Credit support obligations				51	—
Medium term notes	2008	US dollar	Floating	—	126
Medium term notes	2009	Euro	3.875	—	397
Medium term notes	2009	US dollar	Floating	—	201
Medium term notes	2009	US dollar	7.25	182	—
Guaranteed bonds 2010	2010	US dollar	4.375	453	—
Fair value adjustment to borrowings				14	—

Borrowings due within one year and bank overdrafts				890	1,663

Guaranteed bonds 2010	2010	US dollar	4.375	—	376
Guaranteed bonds 2011	2011	US dollar	3.875	301	250
Guaranteed bonds 2012	2012	US dollar	5.125	363	301
Guaranteed bonds 2012	2012	Euro	Floating	641	594
Guaranteed bonds 2013	2013	US dollar	5.2	455	377
Guaranteed bonds 2013	2013	US dollar	5.5	363	301
Guaranteed bonds 2013	2013	Euro	5.5	981	909
Guaranteed bonds 2014	2014	US dollar	7.375	913	—
Guaranteed bonds 2014	2014	Euro	6.625	853	—
Guaranteed bonds 2015	2015	US dollar	5.3	454	376
Guaranteed bonds 2016	2016	US dollar	5.5	363	301
Guaranteed bonds 2017	2017	US dollar	5.75	756	627
Guaranteed bonds 2035	2035	US dollar	7.45	243	201
Guaranteed bonds 2036	2036	US dollar	5.875	361	299
Guaranteed debentures 2011	2011	US dollar	9.0	181	151
Guaranteed debentures 2022	2022	US dollar	8.0	180	149
Medium term notes	2009	US dollar	7.25	—	150
Medium term notes	2018	US dollar	4.85	121	101
Bank and other loans	Various	Various	Various	44	58
Fair value adjustment to borrowings				112	24

Borrowings due after one year				7,685	5,545

Total borrowings before derivative financial instruments				8,575	7,208
Fair value of foreign currency swaps and forwards	Various	Various	Various	(170)	(29)
Fair value of interest rate hedging instruments	Various	Various	Various	(93)	(27)

Total borrowings after derivative financial instruments				8,312	7,152

Notes to the consolidated financial statements (continued)

20.   Borrowings and bank overdrafts (continued)

        Bank overdrafts form an integral part of the group's cash management and are included as a component of net cash and cash equivalents in the consolidated cash flow statement. All bonds, medium term notes, debentures and commercial paper are guaranteed by Diageo plc.

        Included in borrowings due within one year are credit support obligations. When derivative transactions are undertaken with bank counterparties, Diageo may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a pre-determined threshold. At 30 June 2009, the collateral received under these agreements amounted to $84 million (£51 million) (2008 – $nil, £nil).

        The interest rates shown in the table above are those contracted on the underlying borrowings before taking into account any interest rate protection (see note 22). Based on average monthly net borrowings and interest charge, taking into account interest rate protection, the effective interest rate for the year was 6.2% (2008 – 5.9%; 2007 – 5.5%). For this calculation, the interest charge excludes finance charges unrelated to net borrowings, the forward element on derivative financial instruments and fair value adjustments to borrowings. The loans above are stated net of unamortised finance costs of £12 million (2008 – £14 million; 2007 – £14 million).

        The weighted average interest rate, before interest rate protection, for short term borrowings at 30 June 2009 was 6.4% (2008 – 3.5%). The weighted average interest rate, before interest rate protection, for bonds and medium term notes included within borrowings due after one year at 30 June 2009 was 5.64% (2008 – 5.57%). The group's policy on the management of liquidity risk and a sensitivity analysis are reported in the Business review (see 'Risk management' and 'Market risk sensitivity analysis').

        Certain borrowings are reported in the table above at amortised cost with a fair value adjustment shown separately. The financial instruments disclosures in note 22 detail the fair value hedge relationships between the group's borrowings and interest rate swaps.

(a)   Analysis of net borrowings

	2009	2008
	£ million	£ million
Bank overdrafts	(68)	(31)
Borrowings due within one year	(822)	(1,632)
Borrowings due after one year	(7,685)	(5,545)
Fair value of foreign currency swaps and forwards	170	29
Fair value of interest rate hedging instruments	93	27
Finance lease liabilities	(21)	(9)

Gross borrowings	(8,333)	(7,161)
Offset by:
Cash and cash equivalents	914	714

Net borrowings	(7,419)	(6,447)

£68 million (2008 – £56 million) of net borrowings due within one year and £34 million (2008 – £39 million) of net borrowings due after one year were secured on assets of the group.

Notes to the consolidated financial statements (continued)

20.   Borrowings and bank overdrafts (continued)

        Interest rate hedging instruments, foreign currency swaps and forwards and finance lease liabilities are included in other financial assets and other financial liabilities on the consolidated balance sheet.

(b)   Reconciliation of movement in net borrowings

	2009	2008
	£ million	£ million
Net borrowings at beginning of the year	(6,447)	(4,845)
Increase/(decrease) in net cash and cash equivalents before exchange	97	(167)
Cash flow from change in loans	(256)	(1,094)

Change in net borrowings from cash flows	(159)	(1,261)
Exchange differences on net borrowings	(784)	(372)
Finance leases acquired	(15)	—
Other non-cash items	(14)	31

Net borrowings at end of the year	(7,419)	(6,447)

21.   Other financial assets and liabilities

	Non-current assets	Current assets	Current liabilities	Non-current liabilities
	£ million	£ million	£ million	£ million
2009
Derivative assets/(liabilities)
Designated in a cash flow hedge	251	59	(132)	(23)
Designated in a fair value hedge	82	11	—	—
Designated in a net investment hedge	—	16	(29)	—
Not designated in a hedge relationship	31	12	(55)	(59)

	364	98	(216)	(82)
Non-derivative liabilities
Finance lease liabilities	—	—	(4)	(17)

Total other financial assets/(liabilities)	364	98	(220)	(99)

2008
Derivative assets/(liabilities)
Designated in a cash flow hedge	81	88	(93)	(55)
Designated in a fair value hedge	30	—	—	(3)
Designated in a net investment hedge	—	16	(24)	—
Not designated in a hedge relationship	—	—	(5)	(40)

	111	104	(122)	(98)
Non-derivative liabilities
Contingent consideration payable	—	—	—	(21)
Finance lease liabilities	—	—	(4)	(5)

	—	—	(4)	(26)

Total other financial assets/(liabilities)	111	104	(126)	(124)

Notes to the consolidated financial statements (continued)

21.   Other financial assets and liabilities (continued)

        The Smirnov brand in Russia is owned by a company in which the group held a 75% interest at 30 June 2008. Diageo acquired the remaining 25% interest in December 2008. Contingent consideration payable of £21 million was included in non-current liabilities at 30 June 2008 in respect of the 25% interest.

22.   Financial instruments and risk management

Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates, interest rates and commodity price movements that arise in the normal course of the group's business. The group's treasury objectives, risk management strategies and policies are disclosed in the Business review (see 'Risk management').

(a)    Currency risk    The group publishes its consolidated financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements, which will affect the group's transaction costs and the translation of the results and underlying net assets of its foreign operations. Where hedge accounting is applied, hedges are documented and tested for hedge effectiveness on an ongoing basis. Diageo expects hedges entered into to continue to be effective and therefore does not expect the impact of ineffectiveness on the income statement to be material.

Hedge of net investment in foreign operations    The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign operations by designating net borrowings held in foreign currencies and by using foreign currency swaps and forwards. Where a liquid foreign exchange market exists, the group's policy approved by the board is to seek to hedge currency exposure on its net investment in foreign operations within the following percentage bands: 80% to 100% for US dollars, 80% to 100% for euros and 50% to 100% for other significant currencies.

        Exchange differences arising on the retranslation of foreign currency borrowings (including foreign currency swaps and forwards), to the extent that they are in an effective hedge relationship, are recognised in the statement of recognised income and expense to match exchange differences on net investments in foreign operations. Exchange differences on foreign currency borrowings not in a hedge relationship and any ineffectiveness are taken to the income statement.

Transaction exposure hedging    For currencies in which there is an active market, the group's policy approved by the board is to seek to hedge between 60% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using forward foreign currency exchange contracts with coverage levels increasing nearer to the forecast transaction date. The effective portion of the gain or loss on the hedge is recognised in the statement of recognised income and expense and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement.

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

        At 30 June 2009, as a result of the net investment, transaction exposure and foreign currency debt cover outlined above, the group had outstanding gross foreign exchange contracts as disclosed in

Notes to the consolidated financial statements (continued)

22.   Financial instruments and risk management (continued)

note 22(f). Further quantitative analysis of the sensitivity to movements in currency rates is reported in the 'Market risk sensitivity analysis' in the Business review.

(b)    Commodity price risk    The group uses long term purchase and commodity futures contracts to hedge against price risk in certain commodities. Long term purchase contracts are used to secure prices with suppliers to protect against volatility in commodity prices.

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

        Realised net losses recognised in the income statement in the year ended 30 June 2009 were £5 million (2008 – £4 million gains). There were no open deals on the balance sheet at 30 June 2009 (2008 – £nil) as all commodity futures contracts had been sold before that date.

(c)    Interest rate risk    The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the board, primarily through issuing fixed and floating rate term debt and commercial paper, and by utilising interest rate derivatives. These practices serve to reduce the volatility of the group's reported financial performance. To facilitate operational efficiency and effective hedge accounting, the group's policy is to maintain fixed rate borrowings within a band of 40% to 60% of projected net borrowings, and the overall net borrowings portfolio is managed according to a duration measure.

Analysis of net borrowings by currency

	2009		2008
	£ million	%	£ million	%
US dollar	(2,990)	40	(2,556)	39
Euro	(1,789)	24	(2,232)	35
Sterling	(2,041)	28	(1,136)	18
Other	(599)	8	(523)	8

Net borrowings	(7,419)	100	(6,447)	100

Other net borrowings of £599 million (2008 – £523 million) include £236 million (2008 – £258 million) of Korean won. At 30 June 2009, the currency split of cash and cash equivalents was: US dollar 29%, euro 30%, sterling 9% and other 32% (2008 – 21%, 16%, 13% and 50%, respectively).

Notes to the consolidated financial statements (continued)

22.   Financial instruments and risk management (continued)

Analysis of net borrowings by interest rate profile

	2009		2008
	£ million	%	£ million	%
Fixed rate	(4,303)	58	(3,733)	58
Floating rate	(3,310)	45	(2,814)	43
Interest free	58	(1)	68	(1)
Impact of financial derivatives and fair value adjustments	136	(2)	32	—

Net borrowings	(7,419)	100	(6,447)	100

The split of fixed and floating net borrowings above is after taking into account interest rate protection. The average monthly net borrowings for the year were £8,064 million (2008 – £5,778 million) and the effective interest rate was 6.2% (2008 – 5.9%). At 30 June 2009, after taking account of interest rate derivative instruments, the average fixed interest rates for US dollar, euro and sterling borrowings were 6.1%, 5.2% and 5.2%, respectively (2008 – 5.8%, 4.4% and 5.2%, respectively).

Portfolio of interest rate derivative instruments

	Receive fixed notional	Pay fixed notional	Weighted average fixed interest rate	Weighted average time to maturity	Maturity
	£ million	£ million	%	years	years
2009
Currency instrument
US dollar:
Interest rate swaps	2,879	—	4.2	2.9	2009-2018
Interest rate swaps	—	515	3.9	8.5	2017-2018
Cross currency interest rate swaps	727	—	5.7	17.3	2016-2036
Euro:
Interest rate swaps	855	—	3.4	5.4	2014
Sterling:
Cross currency interest rate swaps	—	632	5.2	17.3	2016-2036
2008
Currency instrument
US dollar:
Interest rate swaps	1,834	—	4.5	2.4	2009-2018
Interest rate swaps	—	302	5.6	3.8	2009-2018
Cross currency interest rate swaps	604	—	5.7	18.3	2016-2036
Sterling:
Cross currency interest rate swaps	—	632	5.2	18.3	2016-2036

(d)    Liquidity risk    Details of the group's liquidity risk management and exposures are presented under 'Risk management' in the Business review.

Notes to the consolidated financial statements (continued)

22.   Financial instruments and risk management (continued)

Maturity of cash flows on financial liabilities

	Bank loans and overdrafts	Other borrowings	Interest on borrowings	Interest rate swaps	Credit support obligations	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2009
Analysis by year of repayment:
After five years	(27)	(3,343)	(1,317)	(5)	—	(18)	(4,710)
From four to five years	(12)	(1,892)	(330)	(1)	—	(4)	(2,239)
From three to four years	(1)	(818)	(373)	(2)	—	(1)	(1,195)
From two to three years	(2)	(1,186)	(409)	(3)	—	(6)	(1,606)
From one to two years	(2)	(302)	(429)	(5)	—	(40)	(778)

Due after one year	(44)	(7,541)	(2,858)	(16)	—	(69)	(10,528)
Due within one year	(185)	(640)	(503)	(5)	(51)	(2,290)	(3,674)

	(229)	(8,181)	(3,361)	(21)	(51)	(2,359)	(14,202)

2008
Analysis by year of repayment:
After five years	(16)	(2,973)	(1,212)	(3)	—	(3)	(4,207)
From four to five years	(5)	(678)	(212)	(1)	—	(3)	(899)
From three to four years	(24)	(1,048)	(266)	(1)	—	(1)	(1,340)
From two to three years	(6)	(251)	(283)	(1)	—	(5)	(546)
From one to two years	(7)	(527)	(317)	(2)	—	(31)	(884)

Due after one year	(58)	(5,477)	(2,290)	(8)	—	(43)	(7,876)
Due within one year	(156)	(1,507)	(298)	(10)	—	(2,181)	(4,152)

	(214)	(6,984)	(2,588)	(18)	—	(2,224)	(12,028)

Other financial liabilities primarily consist of trade payables, finance lease obligations and foreign currency swaps and forwards. Amounts are shown on an undiscounted basis. Where interest payments are on a floating rate basis, it is assumed that rates will remain unchanged from the last business day of the years ended 30 June 2009 and 30 June 2008 until maturity of the investments.

        The group had available undrawn committed bank facilities as follows:

	2009	2008
	£ million	£ million
Expiring within one year	242	503
Expiring between one and two years	655	452
Expiring after two years	1,212	668

	2,109	1,623

Commitment fees are paid on the undrawn portion of these facilities and accounted for on an accruals basis. Borrowings under these facilities will be at prevailing LIBOR rates (dependent on the period of drawdown) plus an agreed margin. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group's commercial paper programmes.

Notes to the consolidated financial statements (continued)

22.   Financial instruments and risk management (continued)

        There are no financial covenants on the above short and long term borrowings. Certain of these borrowings contain cross default provisions and negative pledges (and related sale and lease back provisions).

        The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items, aggregated with share of associates' profits after tax, to net interest). They are also subject to pari passu ranking and negative pledge covenants.

        Any non-compliance with covenants underlying Diageo's financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain notes and the inability to access committed facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants throughout each of the years presented.

(e)    Total financial assets and liabilities    The table below sets out the group's accounting classification of each class of financial assets and liabilities, and their fair values at 30 June 2009 and 30 June 2008.

	Instruments in a hedge relationship(i)	Other derivatives at fair value(ii)	Available for sale	Loans and receivables	Amortised cost	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2009
Cash and cash equivalents	—	—	914	—	—	914	914
Bank overdrafts	—	—	—	—	(68)	(68)	(68)
Borrowings due within one year	(650)	—	—	—	(172)	(822)	(824)
Borrowings due after one year	(2,690)	—	—	—	(4,995)	(7,685)	(8,119)
Derivative assets	419	43	—	—	—	462	462
Derivative liabilities	(184)	(114)	—	—	—	(298)	(298)
Other assets	—	—	148	79	1,759	1,986	1,986
Other liabilities	—	—	—	—	(2,115)	(2,115)	(2,115)

	(3,105)	(71)	1,062	79	(5,591)	(7,626)	(8,062)

2008
Cash and cash equivalents	—	—	714	—	—	714	714
Bank overdrafts	—	—	—	—	(31)	(31)	(31)
Borrowings due within one year	—	—	—	—	(1,632)	(1,632)	(1,632)
Borrowings due after one year	(1,555)	—	—	—	(3,990)	(5,545)	(5,899)
Derivative assets	215	—	—	—	—	215	215
Derivative liabilities	(175)	(45)	—	—	—	(220)	(220)
Other assets	—	—	100	64	1,945	2,109	2,109
Other liabilities	—	(21)	—	—	(2,092)	(2,113)	(2,113)

	(1,515)	(66)	814	64	(5,800)	(6,503)	(6,857)

(i)
Includes borrowings designated as hedged items in fair value hedging relationships with respect to interest rate risks.

(ii)
Derivative financial instruments not designated in hedging relationships.

Notes to the consolidated financial statements (continued)

22.   Financial instruments and risk management (continued)

All derivative financial instruments not in a hedge relationship are classified as trading derivatives with fair value changes recorded in the income statement. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.

        The fair values of borrowings, derivatives and financial instruments are estimated by discounting the future contractual cash flows using the appropriate yield curves at 30 June each year. As at 30 June 2009 and 30 June 2008, the carrying values of cash and cash equivalents, bank overdrafts, other assets and other liabilities were considered to approximate fair values.

Fair value hedging relationships    Certain borrowings due within and after one year are part of qualifying fair value interest rate hedging relationships. Accordingly there is a fair value adjustment for these liabilities with respect to the hedged interest rate risk, with changes being recognised in the income statement, as disclosed in note 22(f). Diageo has not designated any non-derivative financial assets or liabilities at fair value.

(f)    Hedging instruments    Diageo designates derivatives which qualify as hedges for accounting purposes as either: (i) a hedge of the fair value of a recognised asset or liability (fair value hedge); (ii) a hedge of a forecast transaction or the cash flow risk from a change in interest rates or foreign exchange rates (cash flow hedge); or (iii) a hedge of a net investment in foreign operations. The accounting treatment for hedges is disclosed in 'Accounting policies of the group'.

        Diageo tests effectiveness on a prospective and retrospective basis. Methods for testing effectiveness include dollar offset, critical terms, regression analysis, hypothetical derivative method and volatility reduction.

        All fair value hedging relationships were effective during the year. The gain on hedging instruments for the year was £92 million (2008 – £47 million gain) and the loss on the hedged items attributable to the hedged risks was £102 million (2008 – £47 million loss).

        All cash flow hedges were effective in the year and gains of £90 million (2008 – £26 million gains) have been recognised in equity due to changes in fair value. A loss of £53 million and a gain of £124 million have been transferred out of equity to other operating expenses and to other finance income, respectively, in the year (2008 – £63 million gain to other operating income and £6 million gain to other finance income, respectively).

        With respect to hedges of forecast transactions and the cash flow risk from a change in interest rates, based on year end interest and foreign exchange rates, balances related to cash flow hedged items at 30 June 2009 will affect the income statement in 2010 and 2011 by £3 million and £(2) million, respectively. With respect to hedges of the cash flow risk from a change in forward foreign exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing foreign exchange rates and recognition of interest on the related bonds will affect the income statement at each period end date until the related bonds mature in 2016 and 2036. Foreign exchange retranslation and the interest on the hedged bonds taken to the income statement is expected to offset against the foreign exchange retranslation and the interest on the cross currency swaps in each of the years.

Notes to the consolidated financial statements (continued)

22.   Financial instruments and risk management (continued)

Cash flow and net investment hedges    The following table shows the contractual maturities of designated transaction, cross currency interest rate swaps and derivative net investment hedging instruments at 30 June 2009 and 30 June 2008:

	Foreign currency amount			Percentage of total
						Year ending 30 June
	Purchase	Sell	Total	US dollar	Euro
	£ million	£ million	£ million	%	%
2009
Transaction	1,177	2,457	3,634	46	36	2010
Transaction	499	1,317	1,816	48	37	2011

Total transaction hedges	1,676	3,774	5,450	47	37	2010-2011

Cross currency interest rate swaps	364	—	364	100	—	2017
Cross currency interest rate swaps	364	—	364	100	—	2037

Total cross currency interest rate swaps	728	—	728	100	—	2017-2037

Net investment hedging instruments	2,938	1,594	4,532	60	17	2009

2008
Transaction	1,269	2,639	3,908	39	38	2009
Transaction	448	1,031	1,479	44	40	2010

Total transaction hedges	1,717	3,670	5,387	40	38	2009-2010

Cross currency interest rate swaps	302	—	302	100	—	2017
Cross currency interest rate swaps	302	—	302	100	—	2037

Total cross currency interest rate swaps	604	—	604	100	—	2017-2037

Net investment hedging instruments	2,912	2,370	5,282	58	21	2009

(g)    Credit risk    Details of the group's credit risk policies and exposures are presented under 'Risk management' in the Business review.

        Cash and cash equivalents comprise cash in hand and deposits which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less at acquisition including money market deposits, commercial paper and investments. At 30 June 2009, approximately 11% and 46% of the group's cash and cash equivalents of £914 million were invested with counterparties based in the United Kingdom and in the United States, respectively.

        At 30 June 2009, approximately 16% and 20% of the group's trade receivables of £1,568 million were due from counterparties based in the United Kingdom and in the United States, respectively.

Notes to the consolidated financial statements (continued)

23.   Trade and other payables

	2009		2008
	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities
	£ million	£ million	£ million	£ million
Trade payables	655	—	664	—
Tax and social security excluding income tax	293	—	311	1
Other payables	559	30	485	33
Accruals and deferred income	666	—	683	—

	2,173	30	2,143	34

24.   Provisions

	Thalidomide Trust	Onerous contracts	Restructuring	Vacant properties	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2008	141	79	78	19	84	401
Exchange differences	—	17	6	—	11	34
Provisions charged during the year	—	—	70	5	45	120
Provisions used during the year	(8)	(19)	(5)	(8)	(51)	(91)
Acquisition of businesses	—	—	—	—	5	5
Unwinding of discounts	10	5	1	1	—	17

At 30 June 2009	143	82	150	17	94	486

Included in current liabilities	9	14	103	6	40	172
Included in non-current liabilities	134	68	47	11	54	314

	143	82	150	17	94	486

Provisions by their nature are subject to uncertainties with respect to the timing and outcomes of future events.

(a)    The Thalidomide Trust provision was established in the year ended 30 June 2005 in respect of the discounted value of the group's commitment to the Thalidomide Trust, and will be utilised over the period of the commitment up to 2037.

(b)    Included in onerous contracts provisions is £75 million (2008 – £73 million) in respect of the discounted value of an onerous supply contract arising on the acquisition of the Seagram spirits and wine businesses on 21 December 2001. This provision is being utilised over the 10-year duration of the contract.

(c)    The group is undergoing a restructuring programme, which involves rationalisation of operations around the world. Employee charges, incremental costs in respect of service contracts, and information systems infrastructure charges in connection with the programme are recognised in the restructuring provision, which is expected to be substantially utilised in the two years ending 30 June 2011.

(d)    The vacant property provision is based on the estimated discounted rental shortfall over the terms of the leases up to 2031.

Notes to the consolidated financial statements (continued)

24.   Provisions (continued)

(e)    Other provisions include £44 million (2008 – £33 million) in respect of employee deferred compensation plans and £4 million (2008 – £7 million) arising from commitments in respect of businesses sold which will predominantly be utilised within the next few years.

25.   Deferred tax assets and liabilities

The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax assets/(liabilities):

	Property, plant and equipment	Intangible assets	Post employment plans	Tax losses	Other temporary differences	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2007	(216)	54	136	21	194	189
Exchange differences	(7)	(1)	2	2	5	1
Recognised in income	(10)	(136)	(12)	(8)	7	(159)
Recognised in equity	—	—	(4)	—	2	(2)
Acquisition of businesses	—	(115)	—	—	—	(115)

At 30 June 2008	(233)	(198)	122	15	208	(86)
Exchange differences	(7)	(127)	14	1	13	(106)
Recognised in income	39	(34)	(25)	37	(5)	12
Recognised in equity	—	—	236	—	(6)	230
Acquisition of businesses	—	—	1	—	—	1

At 30 June 2009	(201)	(359)	348	53	210	51

Deferred tax on other temporary differences includes items such as the Thalidomide Trust provision, restructuring provision, share-based payments and intra group sales of products.

        After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax asset comprises:

	2009	2008
	£ million	£ million
Deferred tax assets	672	590
Deferred tax liabilities	(621)	(676)

	51	(86)

The net deferred tax liability of £359 million (2008 – £198 million) in respect of intangible assets comprises deferred tax assets of £720 million (2008 – £735 million) less deferred tax liabilities of £1,079 million (2008 – £933 million). Deferred tax assets of £234 million (2008 – £2 million) have been recognised in jurisdictions which made current year taxable losses. It is considered more likely than not that there will be sufficient future taxable profits to support recognition of these deferred tax assets due to a reduction in future interest charges in those jurisdictions.

Unrecognised deferred tax assets    Deferred tax assets have been recognised to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future

Notes to the consolidated financial statements (continued)

25.   Deferred tax assets and liabilities (continued)

reversal of the underlying timing differences can be deducted. Where this is not the case, deferred tax assets have not been recognised, as set out below:

	2009		2008
	Tax losses	Other	Tax losses	Other
	£ million	£ million	£ million	£ million
Gross deferred tax assets	239	898	249	927
Amounts not recognised	(186)	(178)	(234)	(192)

	53	720	15	735

Of the amounts recognised in respect of tax losses, £21 million has expiration dates through to 2019 (2008 – £13 million; through to 2018) and £32 million (2008 – £2 million) can be carried forward indefinitely. Of the amounts unrecognised in respect of tax losses, £15 million has expiration dates through to 2019 (2008 – £12 million; through to 2018) and £171 million (2008 – £222 million) can be carried forward indefinitely.

Unrecognised deferred tax liabilities    No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where the group is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.

        The aggregate amount of temporary difference associated with investments in subsidiaries, branches and associates and interests in joint ventures for which deferred tax liabilities have not been recognised is £11.8 billion (2008 – £10.1 billion). This has been calculated based upon the temporary differences arising between the group accounting basis and tax basis of each investment.

Notes to the consolidated financial statements (continued)

26.   Total equity – movements in capital and reserves

				Fair value, hedging and exchange reserve	Retained earnings/(deficit)			Equity attributable to parent company shareholders
	Share capital	Share premium	Capital redemption reserve		Own shares	Other retained earnings	Total		Minority interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2006	883	1,340	3,060	108	(2,404)	1,515	(889)	4,502	179	4,681
Total recognised income and expense	—	—	—	(17)	—	1,736	1,736	1,719	59	1,778
Share trust arrangements	—	—	—	—	67	(15)	52	52	—	52
Share-based incentive plans	—	—	—	—	—	25	25	25	—	25
Tax on share-based incentive plans	—	—	—	—	—	12	12	12	—	12
Shares issued	—	1	—	—	—	—	—	1	—	1
Own shares repurchased	(35)	—	35	—	(263)	(1,218)	(1,481)	(1,481)	—	(1,481)
Dividends paid	—	—	—	—	—	(858)	(858)	(858)	(41)	(899)
Acquisitions	—	—	—	—	—	—	—	—	1	1

At 30 June 2007	848	1,341	3,095	91	(2,600)	1,197	(1,403)	3,972	198	4,170
Total recognised income and expense	—	—	—	(55)	—	1,500	1,500	1,445	79	1,524
Share trust arrangements	—	—	—	—	60	(14)	46	46	—	46
Share-based incentive plans	—	—	—	—	—	26	26	26	—	26
Share-based incentive plans in respect of associates	—	—	—	—	—	4	4	4	—	4
Tax on share-based incentive plans	—	—	—	—	—	(7)	(7)	(7)	—	(7)
Shares issued	—	1	—	—	—	—	—	1	—	1
Own shares repurchased	(32)	—	32	—	(19)	(1,113)	(1,132)	(1,132)	—	(1,132)
Dividends paid	—	—	—	—	—	(857)	(857)	(857)	(56)	(913)
Acquisitions	—	—	—	—	—	—	—	—	456	456

At 30 June 2008	816	1,342	3,127	36	(2,559)	736	(1,823)	3,498	677	4,175
Total recognised income and expense	—	—	—	100	—	857	857	957	196	1,153
Share trust arrangements	—	—	—	—	33	(8)	25	25	—	25
Share-based incentive plans	—	—	—	—	—	31	31	31	—	31
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	(6)	(6)	(6)	—	(6)
Own shares repurchased	(19)	—	19	—	184	(601)	(417)	(417)	—	(417)
Dividends paid	—	—	—	—	—	(870)	(870)	(870)	(98)	(968)
Acquisitions	—	—	—	—	—	—	—	—	(2)	(2)
Acquisition adjustment	—	—	—	—	—	—	—	—	(58)	(58)

At 30 June 2009	797	1,342	3,146	136	(2,342)	142	(2,200)	3,221	715	3,936

Notes to the consolidated financial statements (continued)

26.   Total equity – movements in capital and reserves (continued)

(a)   Share capital    The authorised share capital of the company at 30 June 2009 was 5,329 million ordinary shares of 28 101/108 pence each (2008 and 2007 – 5,329 million) with an aggregate nominal value of £1,542 million (2008 and 2007 – £1,542 million).

Allotted and fully paid share capital – ordinary shares of 28 101/108 pence each

	Number of shares	Nominal value
	million	£ million
At 30 June 2006	3,051	883
Shares purchased and subsequently cancelled (consideration including expenses £1,213 million)	(120)	(35)

At 30 June 2007	2,931	848
Shares purchased and subsequently cancelled (consideration including expenses £1,008 million)	(97)	(28)
Treasury shares cancelled	(12)	(4)

At 30 June 2008	2,822	816
Shares purchased and subsequently cancelled (consideration including expenses £354 million)	(38)	(11)
Treasury shares cancelled	(30)	(8)

At 30 June 2009	2,754	797

(b)   Share premium    During the year, 0.1 million ordinary shares with an aggregate nominal value of less than £0.1 million were allotted under employee share option schemes for a total consideration of £0.5 million (2008 and 2007 – 0.1 million shares, nominal value less than £0.1 million, consideration £1 million).

(c)   Capital redemption reserve    During the year, the company purchased, and subsequently cancelled, 38 million ordinary shares with an aggregate nominal value of £11 million, representing approximately 1% of the issued ordinary share capital (excluding treasury shares) (2008 – 97 million shares, nominal value £28 million, 4% of issued share capital; 2007 – 120 million shares, nominal value £35 million, 4% of issued share capital). In addition, 30 million treasury shares with an aggregate nominal value of £8 million, representing approximately 1% of the issued ordinary share capital (excluding treasury shares), were cancelled in the year (2008 – 12 million shares, nominal value £4 million, 0.5% of issued share capital; 2007 – nil, £nil, nil).

(d)   Fair value, hedging and exchange reserve    Movements in the fair value, hedging and exchange reserve represent changes in the fair value of cash flow hedges and changes in the impacts of foreign currency on the translation of foreign operations.

        The cumulative fair value and hedging reserve increased by £21 million to £42 million at 30 June 2009 from £21 million at 30 June 2008. The effective portion of changes in fair value of cash flow hedges taken to equity in the year was a gain of £90 million, of which £nil was recognised in respect of associates (2008 – £26 million gain, £6 million in respect of associates; 2007 – £28 million gain, £nil in respect of associates). The effective portion of changes in fair value transferred to the income statement in the year was a loss of £71 million (2008 – £69 million loss; 2007 – £35 million gain). The

Notes to the consolidated financial statements (continued)

26.   Total equity – movements in capital and reserves (continued)

tax in respect of these movements in the year was a credit of £2 million (2008 – £15 million credit; 2007 – £15 million charge).

        The cumulative translation reserve increased by £79 million to £94 million at 30 June 2009 from £15 million at 30 June 2008 due to exchange differences that have arisen during the year. The exchange differences in the year on translation of foreign operations were offset by losses in respect of foreign currency borrowings and derivative financial instruments which form part of the group's net investment in foreign operations of £773 million (2008 – losses of £366 million; 2007 – gains of £199 million).

(e)   Own shares    Own shares comprise shares in the company held by employee share trusts, shares repurchased as part of the company's share buyback programmes and held as treasury shares, and shares held as treasury shares for hedging share scheme grants provided to employees during the year, as follows:

	Own shares held by employee share trusts		Treasury shares repurchased under buyback programmes		Treasury shares for hedging share scheme grants to employees		Total own shares
	Number of shares	Purchase consideration	Number of shares	Purchase consideration	Number of shares	Purchase consideration	Number of shares	Purchase consideration
	million	£ million	million	£ million	million	£ million	million	£ million
At 30 June 2006	42	334	250	2,049	2	21	294	2,404
Share trust arrangements	(9)	(67)	—	—	—	—	(9)	(67)
Shares purchased	—	—	21	191	9	82	30	273
Shares used to satisfy options	—	—	—	—	(1)	(10)	(1)	(10)

At 30 June 2007	33	267	271	2,240	10	93	314	2,600
Share trust arrangements	(7)	(49)	—	—	—	—	(7)	(49)
Shares purchased	—	—	—	—	11	124	11	124
Shares cancelled	—	—	(12)	(105)	—	—	(12)	(105)
Shares used to satisfy options	—	—	—	—	(1)	(11)	(1)	(11)

At 30 June 2008	26	218	259	2,135	20	206	305	2,559
Share trust arrangements	(3)	(30)	—	—	—	—	(3)	(30)
Shares purchased	—	—	—	—	6	63	6	63
Shares cancelled	—	—	(30)	(247)	—	—	(30)	(247)
Shares transferred	—	—	(6)	(47)	6	47	—	—
Shares used to satisfy options	—	—	—	—	—	(3)	—	(3)

At 30 June 2009	23	188	223	1,841	32	313	278	2,342

At 30 June 2009, employee share trusts funded by the group held shares in the company as follows: 19.2 million ordinary shares held in respect of long term incentive plans for executive directors and senior executives; and 3.4 million ordinary shares held in respect of grants under UK, Irish and US savings-related share option schemes. The market value of these shares at 30 June 2009 was £197 million (2008 – 26.2 million shares, market value £241 million; 2007 – 32.7 million shares, market value £339 million). Dividends are waived on all shares in the company owned by the employee share trusts.

        During the year ended 30 June 2009, the company purchased 6 million ordinary shares, with an aggregate nominal value of £2 million, representing approximately 0.3% of the issued ordinary share capital (excluding treasury shares), to be held as treasury shares (2008 – 11 million shares, nominal

Notes to the consolidated financial statements (continued)

26.   Total equity – movements in capital and reserves (continued)

value £3 million, 0.4% of issued share capital; 2007 – 30 million shares, nominal value £9 million, 1% of issued share capital). These shares have not been cancelled, but are deducted from shareholders' equity. Dividends are waived on these shares.

        During the year ended 30 June 2009, the company cancelled 30 million ordinary shares held as treasury shares, with an aggregate nominal value of £8 million (2008 – 12 million shares, nominal value £4 million; 2007 – nil, £nil). In addition, the company utilised 0.3 million ordinary shares held as treasury shares, with an aggregate nominal value of £0.1 million, to satisfy options exercised by employees during the year (2008 and 2007 – 1 million shares, nominal value £0.3 million).

(f)    Dividends

	2009	2008	2007
	£ million	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2008 21.15 pence per share (2007 – 20.15 pence; 2006 – 19.15 pence)	527	523	524
Interim dividend for the year ended 30 June 2009 13.90 pence per share (2008 – 13.20 pence; 2007 – 12.55 pence)	345	336	334

	872	859	858
Adjustment in respect of prior year dividends	(2)	(2)	—

	870	857	858

Proposed final dividend for the year ended 30 June 2009
22.20 pence per share (2008 – 21.15 pence; 2007 – 20.15 pence)	550	527	523

The proposed final dividend was approved by the board of directors on 26 August 2009. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

(g)   Acquisition adjustment    An adjustment has been made to reduce both goodwill and minority interests by £58 million in respect of the acquisition of the distribution rights for Ketel One vodka products in the year ended 30 June 2008 (see note 11(b)).

27.   Cash generated from operations

In the consolidated cash flow statement, cash generated from operations is stated after £53 million (2008 – £4 million; 2007 – £nil) of cash outflows in respect of exceptional operating items.

        In the calculation of cash generated from operations, other items include the fair value charge in respect of share-based incentive plans of £31 million (2008 – £26 million; 2007 – £25 million) and in the year ended 30 June 2007, they also included the £40 million exceptional gain on the sale of the site of the former brewery at Park Royal.

Notes to the consolidated financial statements (continued)

28.   Purchase of businesses

	Net assets acquired and consideration
	Book value	Fair value adjustments	2009 Fair value	2008 Fair value	2007 Fair value
	£ million	£ million	£ million	£ million	£ million
Brands	—	8	8	33	20
Intangible assets	—	—	—	911	—
Property, plant and equipment	10	—	10	2	—
Working capital	(1)	—	(1)	10	4
Deferred taxation	1	—	1	(115)	(3)
Post employment liability	(3)	2	(1)	—	—
Bank overdrafts	—	—	—	—	(3)

Net identifiable assets and liabilities	7	10	17	841	18

Goodwill arising on acquisition			25	174	28
Acquisition of remaining shares in associate			(6)	—	—
Minority interests			2	(456)	(1)

Consideration payable			38	559	45

Satisfied by:			—	—	—
Cash consideration paid			53	524	30
Movement in financial liability			(23)	32	—
Deferred/contingent consideration payable			8	3	15

			38	559	45

Cash consideration paid for investments in subsidiaries			53	524	30
Cash consideration payable for investments in associates			42	62	48
Deferred consideration payable for investments in associates			—	(11)	—
Bank overdrafts acquired			—	—	3
Prior year purchase consideration adjustment			7	—	(11)

Net cash outflow			102	575	70

On 16 June 2009, Diageo acquired the remaining 80% of equity in Stirrings LLC for £6 million and provided £7 million as deferred consideration payable. The value of the acquired brand was recognised by a fair value adjustment on acquisition of £8 million. Goodwill of £10 million arose as a result of expected synergies from combining distribution networks and administrative functions. Diageo initially acquired a 20% equity stake for £5 million in the year ended 30 June 2007.

        On 17 December 2008, Diageo purchased for £35 million the remaining 25% stake in the company that owns the Smirnov brand. Diageo initially acquired a 75% stake for £28 million in the year ended 30 June 2007, with an agreement to acquire the remaining 25% at fair value. Net assets acquired at fair value were £17 million with goodwill of £26 million arising on the acquisition. On acquiring the final 25% interest, additional goodwill of £13 million was recognised.

        On 30 July 2008, Diageo acquired a further 6% of the equity of Sichuan Chengdu Quanxing Group Company Limited (Quanxing), raising its investment to 49%, having previously acquired a 43%

Notes to the consolidated financial statements (continued)

28.   Purchase of businesses (continued)

equity stake in Quanxing for £37 million on 27 January 2007. At that date Quanxing held 39.48% of the equity in Sichuan ShuiJingFang Joint Stock Company Limited (ShuiJingFang) and subsequently increased its equity stake in ShuiJingFang to 39.7%.

        On 9 June 2008, Diageo completed the acquisition of Ketel One Worldwide BV (KOW), a 50:50 company based in the Netherlands, which owns the exclusive rights to market, sell, import and distribute Ketel One vodka products throughout the world in perpetuity. The manufacture of Ketel One vodka products remained with the Nolet Group through their controlled supply company. Diageo paid £471 million (including acquisition costs) for a 50% equity stake in KOW. Additional costs of £1 million in respect of the acquisition were incurred in the year ended 30 June 2009.

        Diageo consolidates 100% of KOW with a 50% minority interest. Diageo has the power to govern KOW's key operating and financial policies by means of a legal agreement between it and the Nolet Group shareholders. This agreement sets out the governance of the company, in particular giving Diageo the right to approve and execute the annual business plan, to approve material amendments to the strategic business plan and to have the casting vote on all other key operating and financial policies.

        The Nolet Group has an option to sell their 50% equity stake in the company to Diageo for $900 million (£545 million) plus interest from 9 June 2011 to 9 June 2013. If the Nolet Group exercises this option but Diageo chooses not to buy their stake, Diageo will pay $100 million (£61 million) and the Nolet Group may then pursue a sale of their stake to a third party, subject to rights of first offer and last refusal on Diageo's part. The group recognised a financial liability of £32 million at fair value for the potential amount payable to the Nolet Group, as part of consideration payable.

        Fair value adjustments on acquisition included the recognition of worldwide distribution rights into perpetuity of Ketel One vodka products valued at £911 million and the establishment of a deferred tax liability of £116 million. Goodwill of £166 million was recognised on the acquisition.

        On 1 May 2008, a venture, DHN Drinks, was formed between Diageo, Heineken and Namibia Breweries Limited (NBL) to market their combined beer, cider and ready to drink businesses in South Africa. Diageo and Heineken each own 42.25% of DHN Drinks and NBL owns 15.5%. Diageo equity accounts for this investment. The cost of this acquisition in the year ended 30 June 2008 was £43 million, with an additional cost of £3 million recognised in the year ended 30 June 2009.

        Diageo and Heineken also entered into an agreement whereby an entity, Sedibeng Brewery (Pty) Limited, was created on 1 May 2008 to construct a brewery and bottling plant in South Africa. Heineken owns 75% and Diageo owns 25% of Sedibeng Brewery (Pty) Limited. The cost of this acquisition in the year ended 30 June 2008 was £8 million, included in investments in associates, with an additional cost of £19 million recognised in the year ended 30 June 2009.

        On 29 February 2008, 100% of the equity of Rosenblum Cellars was acquired for £53 million (including acquisition costs). Additional costs of £1 million relating to the acquisition were incurred in the year ended 30 June 2009. Net assets acquired at fair value were £46 million, including a brand valued at £33 million, with goodwill of £8 million arising on the acquisition.

29.   Contingent liabilities and legal proceedings

(a)   Guarantees    In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£121 million) until November 2009. Including this guarantee,

Notes to the consolidated financial statements (continued)

29.   Contingent liabilities and legal proceedings (continued)

but net of the amount provided in the consolidated financial statements, at 30 June 2009 the group has given performance guarantees and indemnities to third parties of £148 million.

        There has been no material change since 30 June 2009 in the group's performance guarantees and indemnities.

(b)   Colombian litigation    An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

(c)   Turkish customs litigation    In common with other beverage alcohol importers, litigation is ongoing against Diageo's Turkish subsidiary in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and duty payable on the beverage alcohol products sold in the domestic channel in Turkey. The matter involves multiple cases against Diageo's Turkish subsidiary at various stages of litigation, including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. Diageo's Turkish subsidiary intends to defend its position vigorously.

(d)   SEC investigation    As previously reported, Diageo Korea and several of its current and former employees have been subject to investigations by Korean authorities regarding various regulatory and control matters. Convictions for improper payments to a Korean customs official have been handed down against two former Diageo Korea employees, and three current and former Diageo Korea employees have been convicted on various counts of tax evasion. Diageo had previously voluntarily reported the allegations relating to the convictions for improper payments to the US Department of Justice and the US Securities and Exchange Commission (SEC). The SEC has commenced an investigation into these matters, and Diageo is in the process of responding to the regulators' inquiries. Diageo's own internal investigation in Korea and elsewhere is ongoing. The US Foreign Corrupt Practices Act (FCPA) and related statutes and regulations provide for potential monetary penalties, criminal sanctions and may result in some cases in debarment from doing business with governmental entities in connection with FCPA violations. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these matters may give rise.

(e)   Other    The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen and the possible loss or range of loss of which cannot at present be meaningfully quantified.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

Notes to the consolidated financial statements (continued)

30.   Related party transactions

Transactions between the group and its related parties are made on terms equivalent to those that prevail in arm's length transactions.

Subsidiaries    Transactions between the company and its subsidiaries are eliminated on consolidation and therefore are not disclosed.

Associates    Transactions between the group and its associates were as follows:

  •
  Group sales include sales to associates of £60 million (2008 – £17 million; 2007 – £6 million) and operating costs include purchases from associates of £12 million (2008 – £6 million; 2007 – £3 million).

  •
  At 30 June 2009, group receivables included £16 million receivable from associates (2008 – £3 million) and group payables included £8 million payable to associates (2008 – £4 million).

Additions to property, plant and equipment include a warehouse acquired from Moët Hennessy for £16 million, and inventories include the purchase from Moët Hennessy of related maturing inventories for £8 million. Diageo has granted a two-year lease to Moët Hennessy in respect of this property and rental income of £1 million is included in other operating income.

        Additions to loans include £15 million of loans to associates in South Africa, comprising £8 million to DHN Drinks and £7 million to Sedibeng Brewery (Pty) Limited.

Joint ventures    Due to the nature of the proportional basis of consolidation applied according to the relevant contractual arrangements, transactions between the group and its joint ventures are eliminated on consolidation and therefore are not disclosed.

Key management personnel    The key management of the group comprises the executive and non-executive directors, the members of the executive committee and the company secretary. They are listed under 'Board of directors and executive committee'.

	2009	2008	2007
	£ million	£ million	£ million
Salaries and short term employee benefits	12	12	12
Non-executive directors' fees	1	1	1
Share-based payments	10	6	6
Other long term benefits	1	—	2
Post employment benefits	3	3	3

	27	22	24

Non-executive directors do not receive share-based payments or post employment benefits.

        Details are given in the directors' remuneration report of the individual directors' remuneration and transactions between the group and key management personnel.

Pension plans    The Diageo pension plans are recharged with the cost of administration and professional fees paid for by the company in respect of the pension plans. The total amount recharged for the year was £14 million (2008 – £15 million; 2007 – £17 million).

        At 30 June 2009, other investments on the consolidated balance sheet include £144 million paid into an escrow account subject to an agreement between the group and the trustee of the Diageo Pension Scheme in the United Kingdom. It is anticipated that the escrow will be released to the trustee and invested into the Scheme during the year ending 30 June 2010 (see note 4(f)).

Notes to the consolidated financial statements (continued)

31.   Commitments

Capital expenditure    Commitments for expenditure on property, plant and equipment not provided for in these consolidated financial statements are estimated at £152 million (2008 – £130 million).

Operating lease commitments    The minimum lease rentals to be paid under non-cancellable leases at 30 June 2009, principally in respect of properties, are as follows:

	2009	2008
	£ million	£ million
Payments falling due:
Within one year	93	73
Between one and two years	69	73
Between two and three years	53	62
Between three and four years	43	50
Between four and five years	39	42
After five years	219	220

	516	520

There are no significant leases for which contingent rent is payable, nor any that have purchase options, escalation clauses or restrictions. A number of the operating leases have renewal clauses that are all at fair market value. In respect of property not currently utilised, the group has entered into sub-leases for which the minimum amount receivable is £72 million, of which £12 million falls due in the year ending 30 June 2010. The amount received under these leases is included in sales in the income statement.

32.   Employee share compensation

The group uses a number of equity settled share plans to grant options and share awards to its directors and employees. For the year ended 30 June 2009, the fair value charge to the consolidated income statement in respect of these plans was £31 million (2008 – £26 million; 2007 – £25 million), including £2 million exceptional operating costs (2008 and 2007 – £nil).

Executive share option plans

(a)    Diageo executive share option plan (DSOP)    This scheme was introduced in December 1999 and grants options to executives at the market value at the time of grant. Options granted under this scheme may normally be exercised between three and 10 years after the date granted. There are no performance conditions to be satisfied, although the top 80 senior executives are required to hold shares in Diageo plc. US executives are granted options over the company's ADSs (one ADS is equivalent to four ordinary shares).

(b)    Diageo senior executive share option plan 2008 (SESOP 2008)    This scheme was introduced in October 2008 to replace the previous SESOP 1999 (described below) and grants options to senior executives at the market value at the time of grant. Options granted under this scheme may normally be exercised between three and 10 years after the date granted but only to the extent that a performance condition is satisfied. The current performance condition is based on the increase in Diageo's adjusted earnings per share (EPS) over a three-year period. Growth targets are set annually by the remuneration committee. For the 2008 grant, targets were set at 6% to 10% compound annual growth in adjusted EPS. The proportion of options that can be exercised depends on the extent to which the EPS growth targets have been met. For the 2008 grant, the exercise range is 30% for threshold performance up to 100% for achieving 10% or more compound annual growth in adjusted

Notes to the consolidated financial statements (continued)

32.   Employee share compensation (continued)

EPS. Re-testing of the performance condition is not permitted. US executives are granted options over the company's ADSs.

(c)    Diageo senior executive share option plan 1999 (SESOP 1999)    This scheme was introduced with effect from 1 January 2000 and granted options to senior executives at the market value at the time of grant. The last grant under this scheme was made in September 2007. Options granted under the scheme would normally be exercised between three and 10 years after the date granted but only to the extent that a performance condition is satisfied. The performance condition for awards currently outstanding is based on the increase in Diageo's adjusted EPS measure over a three-year period. If the increase in this EPS measure is at least 15 percentage points greater than the increase in the RPI over the same period, then all the options can be exercised. If the increase in this EPS measure is at least 12 percentage points greater than that of the RPI but less than 15 percentage points, half of the options can be exercised. Re-testing of the performance condition is not permitted on any options. US executives were granted options over the company's ADSs.

(d)    Diageo associated companies share option plan (DACSOP)    This scheme was introduced in March 2001 and grants options to executives in a number of associated companies. The main terms of the scheme are the same as for DSOP.

Savings plans

(a)    UK savings-related share option scheme (SRSOS)    The UK savings-related share option scheme is an HM Revenue & Customs approved scheme available to all UK employees. The scheme provides a long term savings opportunity for employees who can use their savings to pay the exercise price of a share option. Options may normally be exercised after three or five years, according to the length of the option period chosen by the employee, at a price that is not less than 80% of the market value of the shares at the time of the option grant.

(b)    ROI savings-related share option scheme (ISRSOS)    The ROI savings-related share option scheme operates on a similar basis to the equivalent UK scheme (described above) for employees based in the Republic of Ireland.

(c)    US employee stock purchase plan (USESPP)    This plan provides a long term savings and investment opportunity for US employees who can use their savings to pay the exercise price of a share option. Options may normally be exercised 12 months after grant at a price equivalent to 85% of the market value of the ADSs at the time of the option grant.

(d)    International savings-related share option plan (International)    The group also operates an international savings-related share option plan. The plan provides a long term savings opportunity for employees outside the United Kingdom who can use their savings to pay the exercise price of a share option. Options may be exercised between one and five years after grant. The option exercise price can be set at a discount to the market value at the time of grant, ranging from nil to 20%, in accordance with local conditions and practices.

Executive share award plans

(a)    Performance share plan (PSP 2008)    This plan was introduced in October 2008 to replace the TSR plan (described below). Under the PSP, share awards can take a number of different forms. No payment is made for awards. To date, participants have been granted conditional rights to receive shares. Awards normally vest after a three-year period – the 'performance cycle' – subject to achievement of two performance tests. The primary performance test is a comparison of Diageo's

Notes to the consolidated financial statements (continued)

32.   Employee share compensation (continued)

three-year total shareholder return (TSR) – the percentage growth in Diageo's share price (assuming all dividends and capital distributions are reinvested) – with the TSR of a peer group of 16 companies including Diageo. TSR calculations are converted into a common currency (US dollars). The vesting range is 25% if Diageo's TSR produces a median ranking compared with the TSR of the peer group companies, up to 100% if Diageo is ranked first or second in the peer group. The second performance test requires the remuneration committee to consider that there has been an underlying improvement in Diageo's three-year financial performance, typically measured by improvement in an adjusted EPS measure. Re-testing of the performance condition is not permitted.

(b)    Total shareholder return plan (TSR 1998)    Under the TSR plan, participants were granted a conditional right to receive shares. No payment was made for awards. The last award under this plan was made in September 2007. All conditional rights awarded vest after a three-year period – the 'performance cycle' subject to achievement of two performance tests. The primary performance test is a comparison of Diageo's three-year TSR with the TSR of a peer group of 16 companies including Diageo. TSR calculations are converted into a common currency (US dollars). The second performance test requires the remuneration committee to consider that there has been an underlying improvement in Diageo's three-year financial performance, typically measured by improvement in an adjusted EPS measure.

(c)    Discretionary incentive plan (DIP), formerly Diageo share incentive plan    The first awards were granted in the year ended 30 June 2000 to a small number of senior executives. No payment is made for awards. Awards over shares or ADSs are granted under the plan, normally in the form of conditional rights to receive shares or ADSs. Awards vest over a three to five-year period with performance criteria varying by employee.

Notes to the consolidated financial statements (continued)

32.   Employee share compensation (continued)

        For the three years ended 30 June 2009, the calculation of the fair value of each option and share award used the binomial (share option and savings plans) and Monte Carlo (share award plans) option pricing models and the following weighted average assumptions:

	Executive share option plans	Savings plans	Executive share award plans
2009
Weighted average assumptions
Risk free interest rate	4.2%	4.0%	3.6%
Expected life of the options	60 months	43 months	36 months
Expected volatility	14%	15%	–
Dividend yield	4.2%	4.2%	4.2%
Weighted average share price	987p	906p	902p
Weighted average fair value of options/awards granted in the year	132p	159p	428p
Number of options/awards granted in the year	10.9 million	3.0 million	3.1 million
Fair value of all options/awards granted in the year	£14 million	£5 million	£13 million
2008
Weighted average assumptions
Risk free interest rate	5.0%	5.0%	5.0%
Expected life of the options	60 months	36 months	36 months
Expected volatility	17%	15%	–
Dividend yield	3.0%	3.0%	3.0%
Weighted average share price	1072p	1088p	1067p
Weighted average fair value of options/awards granted in the year	188p	269p	660p
Number of options/awards granted in the year	7.6 million	2.9 million	2.1 million
Fair value of all options/awards granted in the year	£14 million	£8 million	£14 million
2007
Weighted average assumptions
Risk free interest rate	4.9%	5.1%	5.0%
Expected life of the options	60 months	35 months	36 months
Expected volatility	18%	13%	–
Dividend yield	4.0%	3.7%	4.0%
Weighted average share price	940p	941p	942p
Weighted average fair value of options/awards granted in the year	144p	200p	841p
Number of options/awards granted in the year	8.3 million	2.7 million	2.1 million
Fair value of all options/awards granted in the year	£12 million	£5 million	£18 million

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

32.   Employee share compensation (continued)

        Option holdings in the following tables are stated as ordinary share equivalents in pence. Options prices are translated at the following exchange rates: grants at actual exchange rates; exercises and cancellations at average exchange rates; and closing balances at year end exchange rates.

(a)    Outstanding options    Options over ordinary shares and over ADSs (US schemes only) outstanding at 30 June 2009 were as follows:

	Range of exercise prices pence	Number at 30 June 2009	Weighted average remaining contractual life months	Weighted average exercise price pence
Executive share option plans	400-499	35,989	8	407
	500-599	992,338	19	559
	600-699	4,017,521	48	652
	700-799	7,108,396	57	738
	800-899	6,773,035	90	840
	900-999	7,355,777	82	918
	1000-1099	10,296,281	98	1040
	1100-1199	4,391,912	111	1125
	1200-1299	3,025,672	99	1279

		43,996,921	82	920

Savings plans	500-599	631,582	11	567
	600-699	661,359	20	651
	700-799	1,452,972	22	746
	800-899	3,511,646	38	846
	900-999	1,008,244	5	917
	1000-1099	332,272	23	1046
	1100-1199	2,084	21	1132

		7,600,159	26	805

Notes to the consolidated financial statements (continued)

32.   Employee share compensation (continued)

(b)    Transactions on schemes    Transactions on the share option and share award plans and the weighted average grant date fair value for options and shares for the three years ended 30 June 2009 were as follows:

	Executive share option plans		Savings plans		Executive share award plans
	Number of options	Weighted average exercise price pence	Number of options	Weighted average exercise price pence	Number of awards
Balance outstanding at 30 June 2006	41,360,593	689	7,847,392	576	3,415,584
Granted	8,259,306	930	2,657,279	758	2,141,688
Exercised/awarded	(8,818,488)	641	(2,238,254)	526	(735,318)
Forfeited/expired	(1,429,186)	667	(426,485)	584	(464,747)

Balance outstanding at 30 June 2007	39,372,225	726	7,839,932	644	4,357,207
Granted	7,630,791	1054	2,895,869	866	2,105,292
Exercised/awarded	(7,281,171)	642	(2,350,804)	638	(473,387)
Forfeited/expired	(998,740)	838	(609,522)	689	(295,971)

Balance outstanding at 30 June 2008	38,723,105	806	7,775,475	745	5,693,141
Granted	10,899,101	992	3,001,884	840	3,074,613
Exercised/awarded	(3,436,934)	719	(1,750,400)	612	(616,112)
Forfeited/expired	(2,188,351)	946	(1,426,800)	1010	(894,916)

Balance outstanding at 30 June 2009	43,996,921	920	7,600,159	805	7,256,726

Number of options exercisable at:
30 June 2009	18,993,999	754	110,737	863

30 June 2008	15,744,487	647	48,938	665

30 June 2007	14,461,984	621	77,842	564

(c)    Employee share trusts, potential issues of ordinary shares and voting rights

(i)    In order to hedge its obligations under the share option and share award plans, the group either purchases own shares directly and holds them as treasury shares, or it funds trusts to acquire shares in the company. The shares held are accounted for as a deduction in arriving at shareholders' equity. Call options are used to manage some of the group's obligations. Dividends receivable by the employee share trusts on the shares are waived.

(ii)    Shares used to satisfy the group's obligations under the employee share plans can be newly issued shares, treasury shares or shares purchased on the open market by the employee share trusts.

(iii)    Where shares held by employee share trusts have been allocated to employee share plan participants, they may exercise their voting rights. Where shares are held by employee share trusts and have not been allocated to participants, the trustee abstains from voting.

33.   Post balance sheet events

        On 1 July 2009, the group announced a further restructuring programme, which includes changes to supply operations in Scotland. In the year ending 30 June 2010, the group expects to incur exceptional operating charges of £200 million before taxation for restructuring activities.

 Principal group companies

	Country of incorporation	Country of operation	Percentage of equity owned	Business description
Subsidiaries
Diageo Ireland	Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Great Britain Limited	England	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Brands BV	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks
Diageo North America, Inc	United States	Worldwide	100%	Production, importing and distribution of premium drinks
Diageo Capital plc(a)	Scotland	United Kingdom	100%	Financing company for the group
Diageo Finance plc(a)	England	United Kingdom	100%	Financing company for the group
Diageo Capital BV	Netherlands	Netherlands	100%	Financing company for the group
Diageo Finance BV	Netherlands	Netherlands	100%	Financing company for the group
Diageo Investment Corporation	United States	United States	100%	Financing company for the US group
Associate
Moët Hennessy, SNC(b)	France	France	34%	Production and distribution of premium drinks

(a)
Directly owned by Diageo plc.

(b)
French partnership.

All percentages, unless otherwise stated, relate to holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.

Report of Independent Registered Public Accounting Firm – Internal Controls

The board of directors and shareholders
Diageo plc:

        We have audited Diageo plc's internal control over financial reporting as of 30 June 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Diageo plc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting, appearing in the Corporate Governance Report in this Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Diageo plc maintained, in all material respects, effective internal control over financial reporting as of 30 June 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Diageo plc and subsidiaries on pages 125 to 198 which comprise the consolidated balance sheets as of 30 June 2009 and 2008, and the related consolidated income statements, consolidated statements of recognised income and expense, and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2009, including the disclosures identified as 'part of the audited financial statements' within the 'Risk

Report of Independent Registered Public Accounting Firm – Internal Controls (continued)

Management' section on pages 71 to 74, the 'Market risk sensitivity analysis' section on pages 74 and 75 and the 'Critical accounting policies' section on pages 75 to 77 and our report dated 26 August 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG Audit Plc

London, England
26 August 2009

Unaudited computation of ratio of earnings to fixed charges and preferred share dividends

	Year ended 30 June
	2009	2008	2007	2006	2005
	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes on income, minority interests and discontinued operations	2,015	2,093	2,095	2,146	1,925
Less: Share of associates' income other than 50% associates	(164)	(177)	(149)	(131)	(121)
Add: Dividend income receivable from associates other than 50% associates	179	143	119	106	104
Add: Fixed charges	869	549	400	284	325
Less: Preferred share dividends payable	—	—	—	—	(11)

	2,899	2,608	2,465	2,405	2,222

Fixed charges
Interest payable and other finance charges	836	523	378	261	289
Add: Interest capitalized	4	—	—	—	—
Add: Preferred share dividends payable	—	—	—	—	11
Add: One third of rental expense for continuing operations	29	26	22	23	25

	869	549	400	284	325

	ratio	ratio	ratio	ratio	ratio
Ratio	3.3	4.8	6.2	8.5	6.8

Notes

(1)
The fixed charges in the calculation of the ratio of earnings to fixed charges and preferred share dividends excludes interest on post employment plan liabilities.

(2)
Interest payable and other finance charges for the year ended 30 June 2009 includes a £164 million charge (2008 – a £75 million charge; 2007 – a £30 million charge; 2006 – a £15 million charge; 2005 – £nil) in respect of fair value adjustments to the group's derivative instruments and a £33 million charge (2008 – £nil; 2007 – £nil; 2006 – £2 million charge; 2005 – £8 million charge) in respect of exchange rate translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity and a £11 million charge (2008 – £6 million charge; 2007 – £nil; 2006 – a £2 million charge; 2005 – £nil) in respect of exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement.

Additional information for shareholders

Legal proceedings

Information on legal proceedings is set out in note 29 to the consolidated financial statements.

Related party transactions

Transactions with directors are disclosed in the directors' remuneration report (see 'Directors' remuneration report – Additional information') and transactions with other related parties are disclosed in note 30 to the consolidated financial statements.

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

Share capital

As at 7 September 2009, Diageo had an authorised share capital of 5,329 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £1,542 million, and an allotted and fully paid share capital of 2,754 million ordinary shares of 28 101/108 pence each with an aggregate nominal value of £797 million (including treasury shares and shares owned by the employee share trusts).

Additional information for shareholders (continued)

Share capital (continued)

Major shareholders    At 7 September 2009, the following substantial interests (3% or more) in the company's ordinary share capital (voting securities) had been notified to the company.

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital (excluding treasury shares)	Date of notification of interest
Capital Research and Management Company (indirect holding)	124,653,096	4.99%	28 April 2009
Legal & General Group Plc (direct holding)	107,824,143	4.12%	26 October 2007

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

        As at the close of business on 7 September 2009, 544,471,970 ordinary shares, including those held through ADSs, were held by approximately 2,773 holders (including American Depositary Receipt (ADR) holders) with registered addresses in the United States, representing approximately 22% of the outstanding ordinary shares (excluding treasury shares). At such date, 135,935,563 ADSs were held by 2,087 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet or Guinness Group ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

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

        The Markets in Financial Instruments Directive (MiFID) repealed the Investment Services Directive (ISD) on 1 November 2007. It replaced the worked principal agreement basis for delayed reporting of large trades with a sliding scale requirement based on qualifying minimum thresholds for the amount of consideration to be paid/the proportion of average daily turnover (ADT) of a stock represented by a trade. Provided that a trade/consideration equals or exceeds the qualifying minimum size, it will be eligible for deferred publication ranging from 60 minutes from time of trade to three trading days after time of trade. Diageo ordinary shares have an ADT of £80 million. The ADT for

Additional information for shareholders (continued)

Share capital (continued)

each equity security is calculated as the yearly turnover divided by the number of trading days, excluding negotiated trades (i.e. those trades privately negotiated but executed within the exchange).

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

	Per ordinary share		Per ADS
	High	Low	High	Low
	pence	pence	$	$
Year ended 30 June
2005	824	658	60.96	48.58
2006	928	777	68.98	55.11
2007	1094	895	86.79	65.83
2008	1122	911	92.55	72.70
2009	1065	733	76.65	41.14
Three months ended
September 2007	1086	990	87.82	78.93
December 2007	1122	1050	92.55	84.90
March 2008	1081	943	85.83	76.32
June 2008	1075	911	85.99	72.70
September 2008	1065	857	76.65	67.59
December 2008	987	794	70.10	50.25
March 2009	989	733	58.44	41.14
June 2009	889	772	58.84	45.54
2009 monthly
January	989	902	58.44	51.33
February	950	819	55.62	46.49
March	792	733	45.03	41.14
April	813	772	47.94	45.54
May	881	815	54.56	48.66
June	889	840	58.84	54.00
July	938	867	62.38	56.42
August	997	917	64.29	60.68
Up to 7 September 2009	973	953	63.30	61.98

At close of business on 7 September 2009, the market prices for ordinary shares and ADSs were 972.5 pence and $63.30, respectively.

Additional information for shareholders (continued)

Memorandum and articles of association

The following description summarises certain provisions of Diageo's memorandum of association and of its articles of association (as amended by special resolution at the Annual General Meeting on 15 October 2008) and applicable English law concerning companies (the Companies Acts), in each case as at 10 August 2009. This summary is qualified in its entirety by reference to the Companies Acts and Diageo's memorandum and articles of association. Information on where investors can obtain copies of the memorandum and articles of association is provided under 'Additional information for shareholders – Documents on display' below.

        A resolution will be put to the Annual General Meeting to be held on 14 October 2009 to adopt new articles of association. The proposed changes reflect the final phase of the implementation of the Companies Act 2006 and the implementation of the Companies (Shareholders' Rights) Regulations 2009. If adopted, the changes will be reflected in the summary of the articles which will appear in the 2010 Annual Report.

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

Directors    Diageo's articles of association provide for a board of directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three directors and not more than 25 directors, in which all powers to manage the business and affairs of Diageo are vested. Directors may be elected by the members in a general meeting or appointed by the board of directors. At each annual general meeting, the following are required to retire and are then reconsidered for re-election, assuming they wish to stand for re-election: any director who has been appointed by the board of directors since the last annual general meeting; any director who has been in office during the two previous general meetings and did not retire at either of them; and any director who has been in office, other than in an executive position, for a continuous period of nine years or more at the date of the meeting. There is no age limit requirement in respect of directors.

        Under Diageo's articles of association, a director cannot vote in respect of any proposal in which the director has an interest. However, this restriction on voting does not apply where the interest cannot reasonably be regarded as giving rise to a conflict of interest, nor to resolutions (a) giving the director any guarantee, security or indemnity in respect of obligations or liabilities incurred for the benefit of Diageo, (b) giving any guarantee, security or indemnity to a third party in respect of obligations of Diageo for which the director has assumed responsibility under an indemnity or guarantee or by the giving of security, (c) relating to an offer of securities of Diageo in which the director participates or may participate as a holder of shares or other securities or in the underwriting, (d) relating to any contract in which the director is interested by virtue of the director's interest in securities of Diageo or by reason of any other interest in or through Diageo, (e) concerning any other company in which the director is directly or indirectly interested, provided that the director does not have a relevant interest in that company, (f) relating to the arrangement of any employee benefit

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

(including any retirement benefit plan) in which the director will share equally with other employees, (g) relating to any insurance that Diageo purchases or maintains for its directors or any group of people, including directors, (h) giving the director an indemnity where all the other directors are being offered indemnities on substantially the same terms, and (i) for the funding by Diageo of the director's expenditure on defending proceedings or the doing by Diageo of anything to enable the director to avoid incurring such expenditure where all the other directors are being offered substantially the same arrangements. A director cannot vote in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with Diageo or any company in which Diageo is interested.

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

Dividend rights    Holders of Diageo's ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends or fixed rate dividends. No dividend may be paid other than out of profits available for distribution. All of Diageo's ordinary shares rank equally for dividends, but the board may withhold payment of all or any part of any dividends or other monies payable in respect of Diageo's shares from a person with a 0.25% interest (as defined in the articles of association) if such a person has been served with a restriction notice (as defined in the articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts. Dividends may be paid in currencies other than pounds sterling and such dividends will be calculated using an appropriate market exchange rate as determined by the directors in accordance with Diageo's articles of association.

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

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

action must be directed by the general meeting which declared the dividend and upon the recommendation of the directors.

Voting rights    Voting on any resolution at any general meeting of shareholders is by a show of hands unless a poll is duly demanded. On a show of hands, (a) every shareholder who is present in person at a general meeting, and every proxy appointed by any one shareholder and present at a general meeting, has/have one vote regardless of the number of shares held by the shareholder (or, subject to (b), represented by the proxy), and (b) every proxy present at a general meeting who has been appointed by more than one shareholder has one vote regardless of the number of shareholders who have appointed him or the number of shares held by those shareholders, unless he has been instructed to vote for a resolution by one or more shareholders and to vote against the resolution by one or more shareholders, in which case he has one vote for and one vote against the resolution. On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder, but a shareholder or proxy entitled to more than one vote need not cast all his votes or cast them all in the same way (the deadline for exercising voting rights by proxy is set out in the form of proxy).

        A poll may be demanded by any of the following:

  •
  the chairman of the meeting;

  •
  at least three shareholders entitled to vote on the relevant resolution and present in person or by proxy at the meeting;

  •
  any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote on the relevant resolution; or

  •
  any shareholder or shareholders present in person or by proxy and holding shares conferring a right to vote on the relevant resolution on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Diageo's articles of association and the Companies Acts provide for matters to be transacted at general meetings of Diageo by the proposing and passing of two kinds of resolutions:

  •
  ordinary resolutions, which include resolutions for the election, re-election and removal of directors, the declaration of final dividends, the appointment and re-appointment of the external auditor, the increase of authorised share capital and the grant of authority to allot shares; and

  •
  special resolutions, which include resolutions for the amendment of Diageo's memorandum or articles of association, resolutions relating to the disapplication of pre-emption rights, and resolutions modifying the rights of any class of Diageo's shares at a meeting of the holders of such class.

An ordinary resolution requires the affirmative vote of a simple majority of the votes cast by those entitled to vote at a meeting at which there is a quorum in order to be passed. Special resolutions require the affirmative vote of not less than three-quarters of the votes cast by those entitled to vote at a meeting at which there is a quorum in order to be passed. The necessary quorum for a meeting of Diageo is a minimum of two shareholders present in person or by proxy and entitled to vote.

        In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast the deciding vote in addition to any other votes he may have.

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

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

        Rule 3 of the Disclosure and Transparency Rules further requires persons discharging managerial responsibilities within Diageo (and their connected persons) to notify Diageo of transactions conducted

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

on their own account in Diageo shares or derivatives or certain financial instruments relating to Diageo shares.

        The City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

General meetings and notices    At least 21 clear days' written notice of an annual general meeting is required. Any general meeting which is not an annual general meeting is called a `general meeting'. Since the coming into force of the Companies (Shareholders' Rights) Regulations 2009, the minimum notice period for general meetings has increased from 14 to 21 clear days. This can, however, be reduced to 14 clear days, subject to shareholder approval, and offering shareholders the facility to vote electronically. Diageo already offers shareholders the facility to vote by electronic means (via its online proxy service), and intends to put the necessary resolution to the forthcoming Annual General Meeting to approve the holding of subsequent general meetings on not less than 14 clear days' notice. This approval will expire at the next Annual General Meeting.

        An annual general meeting of shareholders must be held within six months of Diageo's accounting reference date and at a time and place determined by the directors.

        The chairman of any general meeting is entitled to refuse admission to (or eject from) that general meeting any person who fails to comply with any security arrangements or restrictions that the board may impose.

Variation of rights    If, at any time, Diageo's share capital is divided into different classes of shares, the rights attached to any class of shares may be varied, subject to the provisions of the Companies Acts, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of that class or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class.

        At every such separate meeting, all of the provisions of the articles of association relating to proceedings at a general meeting apply, except that (a) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds, (b) any holder of shares of the class who is present in person or by proxy may demand a poll, and (c) each shareholder present in person or by proxy and entitled to vote will have one vote per share held in that particular class in the event a poll is taken.

        Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in all respects or by the reduction of the capital paid up on such shares or by the purchase or redemption by Diageo of its own shares, in each case in accordance with the Companies Acts and the articles of association.

Repurchase of shares    Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo's issued share capital. Diageo currently has shareholder authority to buy back up to 252 million ordinary shares during the period up to the next Annual General Meeting. The minimum price which must be paid for such shares is 28 101/108 pence and

Additional information for shareholders (continued)

Memorandum and articles of association (continued)

the maximum price is the higher of (a) an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out.

Restrictions on transfers of shares    The board may decline to register a transfer of a certificated Diageo share unless the instrument of transfer (a) is duly stamped or certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the board may reasonably require, (b) is in respect of only one class of share and (c) if to joint transferees, is in favour of not more than four such transferees.

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

Taxation

This section provides a descriptive summary of certain US federal income tax and UK tax consequences that are likely to be material to the holders of the ordinary shares or ADSs, who hold their ordinary shares or ADSs as capital assets for tax purposes. It does not purport to be a complete technical

Additional information for shareholders (continued)

Taxation (continued)

analysis or a listing of all potential tax effects relevant to the ownership of the ordinary shares and ADSs. This section does not apply to any holder who is subject to special rules, including:

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

  •
  a US holder (as defined below) whose functional currency is not the US dollar; or

  •
  a partnership or a partner in a partnership that holds ordinary shares or ADSs.

For UK tax purposes, this section applies only to persons who are the absolute beneficial owners of their shares or ADSs and who hold their shares or ADSs as investments. It assumes that holders of ADSs will be treated as holders of the underlying ordinary shares. In addition to those persons mentioned above, this section does not apply to holders that are banks, regulated investment companies, other financial institutions or to persons who have or are deemed to have acquired their ordinary shares or ADSs in the course of an employment or trade. This summary does not apply to persons who are treated as non-domiciled and resident or ordinarily resident in the United Kingdom for the purposes of UK tax law. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, the laws of the United Kingdom and the practice of Her Majesty's Revenue and Customs, all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income and Capital Gains (the Treaty). These laws are subject to change, possibly on a retroactive basis.

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

  •
  a US domestic corporation;

Additional information for shareholders (continued)

Taxation (continued)

  •
  an estate whose income is subject to US federal income tax regardless of its source; or

  •
  a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust.

This section is not intended to provide specific advice and no action should be taken or omitted in reliance upon it. This section addresses only certain aspects of US federal income tax and UK income tax, corporation tax, capital gains tax, inheritance tax and stamp taxes. Holders of the ordinary shares or ADSs are urged to consult their own tax adviser regarding the US federal, state and local, and UK and other tax consequences of owning and disposing of the shares or ADSs in their respective circumstances. In particular, holders are encouraged to confirm with their adviser whether they are a US holder eligible for the benefits of the Treaty.

Dividends UK taxation    There is no UK withholding tax on dividends. A shareholder who is an individual resident for UK tax purposes in the United Kingdom that receives a dividend from the company will generally be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related credit, known as the gross dividend, which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend calculated as 32.5% of the gross dividend less the related tax credit. A shareholder that is a company resident for tax purposes in the United Kingdom will not generally be taxable on any dividend it receives in respect of the shares. The UK Government has published draft legislation that would, if passed in its current form, significantly change the tax treatment of dividends received by shareholders within the charge to UK corporation tax. Such shareholders should consult their independent professional tax advisers about the implications of the legislation, once finally enacted. A shareholder who is not liable for tax on dividends received on the shares will not be entitled to claim payment of the tax credit in respect of those dividends.

        Eligible US holders will not normally be entitled to a tax credit under the Treaty, nor will they be subject to a withholding tax by the United Kingdom.

US taxation    Under the US federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend paid to a US holder by Diageo in respect of its ordinary shares or ADSs out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) is subject to US federal income taxation. Dividends paid to a non-corporate US holder in taxable years beginning before 1 January 2011 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the ordinary shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by Diageo with respect to its ordinary shares or ADSs will be qualified dividend income to US holders that meet the holding period requirement. Under the Treaty, dividends will not be subject to UK withholding tax. Therefore, the US holder will include in income for US federal income tax purposes the amount of the dividend received, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

        The dividend must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of

Additional information for shareholders (continued)

Taxation (continued)

dividends received from other US corporations. Dividends will be income from sources outside the United States, and, depending on the US holder's circumstances, will generally either be 'passive' or 'general' income for purposes of computing the foreign tax credit allowable to a US holder. The amount of the dividend distribution that must be included in income of a US holder will be the US dollar value of the pence payments made, determined at the spot UK sterling/US dollar foreign exchange rate on the date the dividend distribution is included in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder's basis in the ordinary shares or ADSs and thereafter as capital gain.

Taxation of capital gains UK taxation    A citizen or resident (for tax purposes) of the United States who has at no time been either resident or ordinarily resident in the United Kingdom will not be liable for UK tax on capital gains realised or accrued on the sale or other disposal of ordinary shares or ADSs, unless the ordinary shares or ADSs are held in connection with a trade or business carried on by the holder in the United Kingdom through a UK branch, agency or a permanent establishment. A disposal (or deemed disposal) of shares or ADSs by a shareholder, or holder of ADSs, who is resident or (in the case of an individual) resident or ordinarily resident in the UK may, depending on the shareholder's or ADS holder's particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

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

Additional information for shareholders (continued)

Taxation (continued)

Diageo is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

UK inheritance tax    Subject to certain provisions relating to trusts or settlements, an ordinary share or ADS held by an individual shareholder who is domiciled in the United States for the purposes of the Convention between the United States and the United Kingdom relating to estate and gift taxes (the Convention) and is not a UK national as defined in the Convention will not be subject to UK inheritance tax on the individual's death (whether held on the date of death or gifted during the individual's lifetime) except where the ordinary share or ADS is part of the business property of a UK permanent establishment of the individual or pertains to a UK fixed base of an individual who performs independent personal services. In a case where an ordinary share or ADS is subject both to UK inheritance tax and to US federal gift or estate tax, the Convention generally provides for inheritance tax paid in the United Kingdom to be credited against federal gift or estate tax payable in the United States, or for federal gift or estate tax paid in the United States to be credited against any inheritance tax payable in the United Kingdom, based on priority rules set forth in the Convention.

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

DIAGEO plc (REGISTRANT)
/s/ NC ROSE NC Rose Chief financial officer

11 September 2009

 Exhibits

1.1
Memorandum and Articles of Association of Diageo plc, dated as of 15 October 2008 (incorporated by reference to Exhibit 99.1 to Diageo plc's report on Form 6-K dated 16 October 2008 (Commission File No. 1-10691))

2.1
Indenture, among Diageo Capital plc, Diageo plc and The Bank of New York Mellon, dated as of 3 August 1998* (incorporated by reference to Exhibit 4.1 to Diageo plc's Registration Statement on Form F-3 (Commission File No. 333-8874))

2.2
Indenture, among Diageo Investment Corporation, Diageo plc and The Bank of New York Mellon, dated as of 1 June 1999* (incorporated by reference to Exhibit 2.2 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))

2.3
Indenture, among Diageo Finance B.V., Diageo plc and The Bank of New York Mellon, dated as of 8 December 2003* (incorporated by reference to Exhibit 4.4 to Diageo plc's Registration Statement on Form F-3 (Commission File No. 333-110804))

4.1
SOFIA: an agreement relating to the termination of the Framework and Implementation Agreement between Diageo plc and Pernod Ricard S.A., dated 21 December 2002 (incorporated by reference to Exhibit 4.6 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))

4.2
Service Agreement between Diageo plc and Paul S. Walsh, dated 1 November 2005 (incorporated by reference to Exhibit 4.6 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2006 (Commission File No. 1-10691))

4.3
Service Agreement between Diageo plc and Nicholas C. Rose, dated 14 February 2006 (incorporated by reference to Exhibit 4.7 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2006 (Commission File No. 1-10691))

4.4
Letter of Agreement between Diageo plc and Dr Franz B. Humer, dated 19 July 2007 (incorporated by reference to Exhibit 4.4 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.5
Form of Service Agreement for Diageo plc's executives in the United Kingdom dated as of 1 July 2006 (incorporated by reference to Exhibit 4.7 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2007 (Commission File No. 1-10691))

4.6
Form of Service Agreement for Diageo plc's executives in the United States dated as of 1 July 2006 (incorporated by reference to Exhibit 4.8 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2007 (Commission File No. 1-10691))

4.7
The Diageo plc 2008 Performance Share Plan dated as of 15 October 2008 (incorporated by reference to Exhibit 4.2 to Diageo plc's Registration Statement on Form S-8 dated 16 October 2008 (Commission File No. 333-154338))

4.8
The Diageo plc 2008 Senior Executive Share Option Plan dated as of 15 October 2008 (incorporated by reference to Exhibit 4.2 to Diageo plc's Registration Statement on Form S-8 dated 16 October 2008 (Commission File No. 333-154338))

4.9
The Diageo plc Senior Executive Share Option Plan dated as of 26 August 2008 (incorporated by reference to Exhibit 4.7 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.10
The Diageo plc Executive Share Option Plan dated as of 26 August 2008 (incorporated by reference to Exhibit 4.8 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.11
The Diageo plc Associated Companies Share Option Plan dated as of 26 August 2008 (incorporated by reference to Exhibit 4.9 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.12
Diageo plc Long Term Incentive Plan dated as of 26 August 2008 (incorporated by reference to Exhibit 4.10 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.13
The Discretionary Incentive Plan dated as of 26 August 2008 (incorporated by reference to Exhibit 4.11 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.14
The Diageo plc 1998 United States Employee Stock Purchase Plan dated as of 26 August 2008 (incorporated by reference to Exhibit 4.12 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.15
The Diageo plc 2007 United States Employee Stock Purchase Plan dated as of 26 August 2008 (incorporated by reference to Exhibit 4.13 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.16
Diageo plc UK Sharesave Scheme 2000 dated as of 26 August 2008 (incorporated by reference to Exhibit 4.14 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.17
The Diageo 2001 Share Incentive Plan dated as of 7 February 2007 (incorporated by reference to Exhibit 4.15 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.18
Addendum to Form of Service Agreement for Diageo plc's executives in the United States (incorporated by reference to Exhibit 4.16 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

7.1
Description of ratio of earnings to fixed charges (included on page 202 of the Annual Report)

8.1
Principal group companies (included on page 199 of the Annual Report)

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

 Cross reference to Form 20-F

The information in this document that is referenced in the following table and the cautionary statement concerning forward-looking statements on pages 26 and 27 is included in Diageo's 2009 Form 20-F and is filed with the Securities and Exchange Commission (SEC).

Item	Required item in 20-F	Page
Part I
1.	Identity of directors, senior management and advisers Not applicable
2.	Offer statistics and expected timetable Not applicable
3.	Key information
	Selected financial data	1-5
	Risk factors	21-26
4.	Information on the company
	Business description	6-27
	Principal group companies	199
4A.	Unresolved Staff Comments
Not applicable
5.	Operating and financial review and prospects
	Operating results	28-64
	Trend information	65
	Liquidity and capital resources	66-70
	Contractual obligations	70-71
	Off-balance sheet arrangements	71
	Critical accounting policies	75-77
	New accounting standards	77
6.	Directors, senior management and employees
	Directors and senior management	78-82
	Directors' remuneration report	83-104
	Corporate governance report – Board of directors	105-108
	Audit committee	108-110
	Remuneration committee	110
	Directors' report – Directors	120
	Employees	15-16
7.	Major shareholders and related party transactions
	Related party transactions	192
	Major shareholders	204
8.	Financial information
	Dividends	3
	Report of independent registered public accounting firm	124
	Consolidated primary financial statements	125-128
	Accounting policies	129-135
	Notes to the consolidated financial statements	136-198
	Legal proceedings	203

Item	Required item in 20-F	Page
9.	The offer and listing
	Trading market for shares	204-205
10.	Additional information
	Material contracts	203
	Share capital	203-205
	Memorandum and articles of association	206-211
	Exchange controls	211
	Documents on display	211
	Taxation	211-215
11.	Quantitative and qualitative disclosures about market risk
	Risk management	71-74
	Sensitivity analysis	74-75
12.	Description of securities other than equity securities
Not applicable
Part II
13.	Defaults, dividend arrearages and delinquencies
Not applicable
14.	Material modifications to the rights of security holders and use of proceeds
Not applicable
15.	Controls and procedures
	Filings assurance committee	112
	Management's report on internal control over financial reporting	116
	Report of independent registered public accounting firm – internal controls	200-201
	Internal control and risk management	112-113
16A.	Audit committee financial expert
	Audit committee	108-110
16B.	Code of ethics
	Compliance programme	113-114
16C.	Principal accountant fees and services
	Auditor fees	143
16D.	Exemptions from the listing standards for audit committees
Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers
	Capital repayments	67-68
	Purchases of own shares	120
16F.	Change in registrant's certifying accountant
Not applicable
16G.	Corporate governance
	Corporate governance	118-119
17.	Financial statements
Not applicable

Item	Required item in 20-F	Page
Part III
18.	Financial statements
	Report of independent registered public accounting firm	124
	Consolidated primary financial statements	125-128
	Accounting policies	129-135
	Notes to the consolidated financial statements	136-198
19.	Exhibits	217-218
Additional information
Corporate governance		105
Unaudited computation of ratio of earnings to fixed charges and preferred share dividends		202
Glossary of terms and US equivalents		222

 Glossary of terms and US equivalents

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Term used in UK annual report	US equivalent or definition
Acquisition accounting	Purchase accounting
Associates	Entities accounted for under the equity method
American Depositary Receipt (ADR)	Receipt evidencing ownership of an ADS
American Depositary Share (ADS)	Registered negotiable security, listed on the New York Stock Exchange, representing four Diageo plc ordinary shares of 28 101/108 pence each
Called up share capital	Common stock
Capital redemption reserve	Other additional capital
Company	Diageo plc
Creditors	Accounts payable and accrued liabilities
Debtors	Accounts receivable
Employee share schemes	Employee stock benefit plans
Employment or staff costs	Payroll costs
Equivalent units	An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. To convert volume of products other than spirits to equivalent units: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five, ready to drink in nine litre cases divide by 10, and certain pre-mixed products classified as ready to drink in nine litre cases divide by five.
Euro, €, ¢	Euro currency
Exceptional items	Items that, in management's judgement, need to be disclosed separately by virtue of their size or incidence
Excise duty	Tax charged by a sovereign territory on the production, manufacture, sale or distribution of selected goods (including imported goods) within that territory. It is generally based on the quantity or alcohol content of goods, rather than their value, and is typically applied to alcohol products and fuels.
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Free cash flow	Net cash flow from operating activities, and net purchase and disposal of investments and property, plant and equipment
Freehold	Ownership with absolute rights in perpetuity
GAAP	Generally accepted accounting principles
Group and Diageo	Diageo plc and its consolidated subsidiaries
IFRS	International Financial Reporting Standards as endorsed and adopted for use in the European Union and
International Financial Reporting Standards as issued by the International Accounting Standards Board
Impact Databank	An international data resource for the beverage alcohol industry that is independent from industry participants
Merger accounting	Pooling of interests
Net asset value	Book value
Net sales	Sales after deducting excise duties
Noon buying rate	Buying rate at noon in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York
Operating profit	Net operating income
Organic movement	At level foreign exchange rates and after adjusting for exceptional items, acquisitions and disposals for continuing operations
Own shares	Treasury stock
Pound sterling, sterling, £, pence, p	UK currency
Profit	Earnings
Profit and loss account	Statement of income/accumulated earnings
Profit for the year	Net income
Provisions	Accruals for losses/contingencies
Recognised income and expense	Comprehensive income
Redundancy charges	Early release scheme expenses
Reserves	Accumulated earnings, other comprehensive income and additional paid in capital
RPI	UK retail prices index
SEC	US Securities and Exchange Commission
Share premium	Additional paid in capital or paid in surplus
Shareholders' funds	Shareholders' equity
Shares	Common stock
Shares and ordinary shares	Diageo plc's ordinary shares
Shares in issue	Shares issued and outstanding
Trade and other payables	Accounts payable and accrued liabilities
Trade and other receivables	Accounts receivable
US dollar, US$, $, ¢	US currency

QuickLinks

Contents
Historical information
Business description
  Strategy
  Premium drinks
  Disposed businesses
  Risk factors
  Cautionary statement concerning forward-looking statements
Business review
  Introduction
  Operating results 2009 compared with 2008
  Analysis by business area and brand
  North America
  Europe
  International
  Asia Pacific
  Operating results 2008 compared with 2007
  Analysis by business area and brand
  Corporate revenue and costs
  North America
  Europe
  International
  Asia Pacific
  Trend information
  Recent developments
  Liquidity and capital resources
  Contractual obligations
  Off-balance sheet arrangements
  Risk management
  Market risk sensitivity analysis
  Sensitivity analysis table
  Critical accounting policies
  New accounting standards
Directors and senior management
Executive committee
Directors' remuneration report
  Remuneration Summary for the year ended 30 June 2009
  Governance
  Fixed and variable remuneration
  Summary of current remuneration policy for executive directors
  Long term incentive plans (LTIPS)
  Share ownership
  Pension provision
  Service contracts
  External appointments
  Chairman and non-executive directors – policy, terms, conditions and fees
Corporate governance report
  Additional information
Directors' report
Consolidated financial statements – contents
Report of independent registered public accounting firm
Consolidated income statement
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
  Exhibits
  Cross reference to Form 20-F
Glossary of terms and US equivalents