Form 20-F
period 2010-06-30
DIAGEO PLC
filed 2010-09-14
CIK 835403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 30 June 2010

Commission file number 1-10691

DIAGEO plc
(Exact name of Registrant as specified in its charter)

England

(Jurisdiction of incorporation or organisation)

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Address of principal executive offices)

Paul Tunnacliffe Company Secretary
Tel: +44 20 8978 6000
E-mail: the.cosec@diageo.com
Lakeside Drive, Park Royal, London NW10 7HQ, England

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

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 2,753,946,805 ordinary shares of 28 101/108 pence each.

         Indicate by check mark if each registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒    No ☐

         If this report is an annual or transition report, indicate by check mark if each registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐    No ☒

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

         Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐**

  **This requirement does not apply to the Registrant until its fiscal year ending 30 June 2011.

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

         If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☐

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No ☒

         This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 30 June 2010 of Diageo plc (the 2010 Form 20-F). Reference is made to the cross reference to Form 20-F table on pages 250 to 252 hereof (the Form 20-F Cross reference table). Only (i) the information in this document that is referenced in the Form 20-F Cross reference table, (ii) the cautionary statement concerning forward-looking statements on pages 31 and 32 and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statements on Form F-3 File Nos. 333-110804, 333-132732 and 333-153488 and Registration Statements on Form S-8 File Nos. 333-153481, 333-154338 and 333-162490, and any other documents, including documents filed by Diageo plc pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2009 Form 20-F. Any information herein which is not referenced in the Form 20-F Cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference.

Contents

1	Historical information
6	Business description
6	Strategy
7	Premium drinks
24	Risk factors
31	Cautionary statement concerning forward-looking statements
33	Business review
33	Introduction
36	Operating results 2010 compared with 2009
60	Operating results 2009 compared with 2008
78	Trend information
78	Recent developments
79	Liquidity and capital resources
84	Contractual obligations
85	Off-balance sheet arrangements
85	Risk management
88	Fair value measurements
89	Market risk sensitivity analysis
90	Critical accounting policies
93	New accounting standards
94	Directors and senior management
99	Directors' remuneration report
122	Corporate governance report
138	Directors' report
141	Consolidated financial statements
142	Report of independent registered public accounting firm
143	Consolidated income statement
144	Consolidated statement of comprehensive income
145	Consolidated balance sheet
146	Consolidated statement of changes in equity
147	Consolidated statement of cash flows
148	Accounting policies of the group
155	Notes to the consolidated financial statements
229	Principal group companies
230	Report of independent registered public accounting firm – internal controls
232	Unaudited computation of ratio of earnings to fixed charges
233	Additional information for shareholders
233	Legal proceedings
233	Related party transactions
233	Material contracts
234	Share capital
236	American depositary shares
236	Articles of association
242	Exchange controls
242	Documents on display
242	Taxation
247	Signature
248	Exhibits
250	Cross reference to Form 20-F
253	Glossary of terms and US equivalents

Contents (continued)

        This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2010. The information set out in this Form 20-F does not constitute Diageo plc's statutory accounts under the UK Companies Acts for the years ended 30 June 2010, 2009 or 2008. KPMG Audit Plc has reported on those accounts; their audit reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237 (2) or (3) of the Companies Act 1985 in respect of the accounts for the years ended 30 June 2009 or 2008 nor a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the accounts for the year ended 30 June 2010. The accounts for 2009 and 2008 have been delivered to the registrar of companies and those for 2010 will be delivered in due course.

        This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo's control. For more details, please refer to the cautionary statement concerning forward-looking statements on pages 31 and 32.

        The content of the company's website (www.diageo.com and www.diageoreports.com) should not be considered to form a part of or be incorporated into this report. This report includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use. In this report, the term 'company' refers to Diageo plc and terms 'group' and 'Diageo' refer to the company and its consolidated subsidiaries, except as the context otherwise requires. A glossary of terms used in this report is included at the end of the report.

        Diageo's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed and adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB. Unless otherwise indicated, all financial information contained in this document has been prepared in accordance with IFRS. The brand ranking information presented in this report, when comparing volume information with competitors, has been sourced from data published during 2010 by Impact Databank. Market data information and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates.

Information presented    Unless otherwise stated in this document, percentage movements are organic movements. These movements and operating margins are before exceptional items. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to value share. See the 'Business review' for an explanation of organic movement calculations. The market data and competitive set classifications contained in this document are taken from independent industry sources in the markets in which Diageo operates.

Historical information

The following table presents selected consolidated financial data for Diageo prepared under International Financial Reporting Standards (IFRS) as endorsed and adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB) for the five years ended 30 June 2010 and as at the respective year ends. References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB, unless otherwise indicated. The data presented below has been derived from Diageo's audited consolidated financial statements.

		Year ended 30 June
	Notes	2010	2009 (restated)	2008 (restated)	2007 (restated)	2006 (restated)
		£ million	£ million	£ million	£ million	£ million
Income statement data
Sales		12,958	12,283	10,643	9,917	9,704
Operating profit	1,2	2,574	2,418	2,212	2,160	2,031
Profit for the year
Continuing operations	1,2	1,762	1,704	1,560	1,417	1,956
Discontinued operations	3	(19)	2	26	139	—

Total profit for the year	1,2	1,743	1,706	1,586	1,556	1,956

		pence	pence	pence	pence	pence
Per share data
Dividend per share	4	38.10	36.10	34.35	32.70	31.10
Earnings per share
Basic
Continuing operations	1	66.3	64.5	58.0	50.2	66.9
Discontinued operations		(0.8)	0.1	1.0	5.2	—

Basic earnings per share	1	65.5	64.6	59.0	55.4	66.9

Diluted
Continuing operations	1	66.2	64.3	57.6	49.9	66.6
Discontinued operations		(0.8)	0.1	1.0	5.1	—

Diluted earnings per share	1	65.4	64.4	58.6	55.0	66.6

		million	million	million	million	million
Average shares		2,486	2,485	2,566	2,688	2,841

		As at 30 June
		2010	2009 (restated)	2008 (restated)	2007 (restated)	2006 (restated)
		£ million	£ million	£ million	£ million	£ million
Balance sheet data
Total assets	1	19,454	18,018	15,992	13,934	13,909
Net borrowings	5	6,954	7,419	6,447	4,845	4,082
Equity attributable to the parent company's equity shareholders	1	4,007	3,169	3,463	3,947	4,477
Called up share capital	6	797	797	816	848	883

Historical information (continued)

Notes to the historical information

1      Accounting policies    All comparative financial data has been restated following the adoption of the Amendment to IAS 38 – Intangible assets for advertising expenditure and a change in the accounting policy in respect of returnable bottles and crates.

        The amendment to IAS 38 clarifies the accounting for advertising expenditure. The group charges advertising expenditure to the income statement when it has a right of access to the goods or services acquired, as opposed to charging such costs to the income statement when the advertisement is first shown to the public. Advertisements, non-depreciable point of sale materials, costs in respect of events and some sponsorship payments previously recorded in the income statement when delivered to the final customer are now expensed when delivered to the company. In addition, the group has changed its accounting policy in respect of returnable bottles and crates as the change more appropriately reflects the usage of these assets. These are now held within property, plant and equipment and depreciated on a straight-line basis to estimated residual values over their expected useful lives. Formerly a number of returnable bottles and crates were held within inventories and written down on purchase to their net realisable value.

        The impacts of the adoption of these changes in accounting policies have reduced operating profit for the year ended 30 June 2009 by £25 million (2008 – £14 million; 2007 – increase of £1 million; 2006 – £13 million), reduced profit from continuing operations for the year ended 30 June 2009 by £19 million (2008 – £11 million; 2007 – £nil; 2006 – £9 million) and reduced basic and diluted earnings per share for the year ended 30 June 2009 by 0.6 pence (2008 – 0.3 pence; 2007 – nil; 2006 – 0.3 pence). The charge of £3 million for year ended 30 June 2009 is in respect of non-controlling interests (2008 – £3 million; 2007 – £nil; 2006 – £1 million). On the consolidated balance sheet at 30 June 2009 total assets decreased by £78 million (2008 – £35 million; 2007 – £22 million; 2006 – £18 million) and total equity reduced by £62 million (2008 – £42 million; 2007 – £29 million; 2006 – £29 million) of which non-controlling interests reduced by £10 million (2008 – £7 million; 2007 – £4 million; 2006 – £4 million).

2      Exceptional items    Exceptional items are charges or credits which, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper

Historical information (continued)

understanding of the financial information. Such items are included within the income statement caption to which they relate. An analysis of exceptional items for continuing operations is as follows:

	Year ended 30 June
	2010	2009	2008	2007	2006
	£ million	£ million	£ million	£ million	£ million
Items included in operating profit
Restructuring programmes	(142)	(170)	(78)	—	—
Brand impairment	(35)	—	—	—	—
Disposal of Park Royal property	—	—	—	40	—

	(177)	(170)	(78)	40	—

Sale of businesses
(Losses)/gains on disposal and termination of businesses	(15)	—	9	(1)	6
Gain on disposal of General Mills shares	—	—	—	—	151

	(15)	—	9	(1)	157

Items included in taxation
Tax credit on exceptional operating items	39	37	8	—	—
Tax credit on other exceptional items	10	—	—	—	2
Settlements agreed with tax authorities	—	155	—	—	313

	49	192	8	—	315

Exceptional items in continuing operations	(143)	22	(61)	39	472
Discontinued operations net of taxation	(19)	2	26	139	—

Exceptional items	(162)	24	(35)	178	472

3      Discontinued operations    In the year ended 30 June 2010 discontinued operations comprise a charge of £19 million in respect of the discounted value of anticipated future payments to new thalidomide claimants. In the years ended 30 June 2009, 30 June 2008 and 30 June 2007 discontinued operations are in respect of the quick service restaurants business (Burger King, sold 13 December 2002) and the packaged food business (Pillsbury sold 31 October 2001).

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

Historical information (continued)

representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

		Year ended 30 June
		2010	2009	2008	2007	2006
		pence	pence	pence	pence	pence
Per ordinary share	Interim	14.60	13.90	13.20	12.55	11.95
	Final	23.50	22.20	21.15	20.15	19.15

	Total	38.10	36.10	34.35	32.70	31.10

		$	$	$	$	$
Per ADS	Interim	0.90	0.82	1.05	0.99	0.84
	Final	1.41	1.46	1.46	1.64	1.43

	Total	2.31	2.28	2.51	2.63	2.27

Note: Subject to shareholders' approval the final dividend for the year ended 30 June 2010 will be paid on 19 October 2010, and payment to US ADR holders will be made on 25 October 2010. In the table above, an exchange rate of £1 = $1.50 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 19 October 2010.

5      Net borrowings definition    Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency swaps and forwards used to manage borrowings) less cash and cash equivalents and other liquid resources.

6      Share capital    During the year ended 30 June 2010 the company did not repurchase any ordinary shares for cancellation or to be held as treasury shares. During the year ended 30 June 2009, the company repurchased 38 million ordinary shares as part of its share buyback program at a cost including fees and stamp duty of £354 million (2008 – 97 million ordinary shares, cost of £1,008 million; 2007 – 141 million ordinary shares, cost of £1,405 million; 2006 – 164 million ordinary shares, cost of £1,407 million).

7      Exchange rates    A substantial portion of the group's assets, liabilities, revenues and expenses are denominated in currencies other than pounds sterling. For a discussion of the impact of exchange rate fluctuations on the company's financial condition and results of operations, see 'Business review – Risk management'.

        The following table shows period end and average US dollar/pound sterling noon buying exchange rates, for the periods indicated, expressed in US dollars per £1.

	Year ended 30 June
	2010	2009	2008	2007	2006
	$	$	$	$	$
Year end	1.50	1.65	1.99	2.01	1.85
Average rate(a)	1.57	1.60	2.01	1.93	1.78

Historical information (continued)

The following table shows period end, high, low and average US dollar/pound sterling noon buying exchange rates by month, for the six-month period to 31 August 2010, expressed in US dollars per £1.

	2010
	August	July	June	May	April	March
	$	$	$	$	$	$
Month end	1.53	1.57	1.50	1.45	1.53	1.52
Month high	1.60	1.57	1.51	1.53	1.55	1.54
Month low	1.53	1.50	1.40	1.43	1.52	1.48
Average rate(b)	1.57	1.53	1.48	1.47	1.53	1.51

Average exchange rate for the period 1 to 8 September 2010 was £1 = $1.54 and the noon buying rate on 8 September was £1 = $1.55.

(a)
The average of the noon buying rates on the last business day of each month during the year ended 30 June.

(b)
The average of the noon buying rates on each business day of the month.

(c)
These rates have been provided for information only. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the consolidated financial statements. See note 2(e) to the consolidated financial statements for the actual rates used in the preparation of the consolidated financial statements.

Business description

Diageo is the world's leading premium drinks business, operating globally across spirits, beer and wine.

        Diageo plc is incorporated as a public limited company in England and Wales. Diageo plc's principal executive office is located at Lakeside Drive, Park Royal, London NW10 7HQ and its telephone number is +44 (0) 20 8978 6000.

        Diageo is a major participant in the global beverage alcohol industry. It brings together world class brands and a management team that seeks to maximise shareholder value over the long term. The management team expects to continue the strategy of investing behind Diageo's global brands, launching innovative new products, and seeking to expand selectively either through partnerships or acquisition that add long term value for shareholders.

        Diageo produces and distributes a leading collection of branded premium spirits, beer and wine. These brands include Johnnie Walker, Smirnoff, Baileys, Captain Morgan, JeB, Tanqueray and Guinness. In addition it also has the distribution rights for the Jose Cuervo tequila brands in North America and many other markets.

Strategy

Diageo is one of a small number of premium drinks companies that operate globally across spirits, beer and wine. Diageo is the leading premium spirits business in the world by volume, by net sales and by operating profit. It manages eight of the world's top 20 spirits brands as defined by Impact Databank. Diageo's beer brands include the only global stout brand, Guinness, and beer in total accounts for approximately 22% of Diageo's net sales. Diageo's wine brands are sold predominantly in North America and Europe and they comprise approximately 6% of Diageo's net sales.

        Diageo's size provides for scale efficiencies in production, distribution, selling and marketing. In addition to these cost efficiencies, Diageo is committed to the dissemination of best practice in business operations across markets and brands, allowing Diageo to serve its customers and consumers better.

        All of the above factors enable Diageo to attract and retain talented individuals with the capabilities necessary to deliver Diageo's strategy of growing its premium drinks business organically while looking to selectively acquire premium drinks brands that add long term value for shareholders.

        Diageo's brands have broad consumer appeal across geographies. The company and its employees are proud of the responsible manner in which the brands are marketed and the positive role that moderate consumption of these brands plays in the lives of many people.

        Diageo acknowledges that when misused, alcohol – like many other products – may lead to health or social problems for the individual or society as a whole. Diageo seeks to be at the forefront of industry efforts to promote responsible drinking and works with other stakeholders to combat alcohol misuse. Diageo's approach is based on three strategic approaches: setting high company and industry standards in responsible marketing, implementing initiatives to minimise alcohol misuse and promoting effective and targeted alcohol policies through stakeholder dialogue.

Market participation    Diageo manages its business through four regions: North America, Europe, International and Asia Pacific. The North American region, comprising the United States and Canada, accounts for the largest proportion of Diageo's net sales and operating profit. The second largest, Europe, is comprised of Great Britain, Ireland, Iberia, Northern Europe, Southern Europe, and Russia and Eastern Europe. The International region is made up of three distinct business units: Latin America and the Caribbean (including Mexico), Africa and Global Travel and Middle East (GTME). The Asia Pacific region comprises South Korea, Japan, the People's Republic of China, India and other

Business description (continued)

Asian markets, Australia and New Zealand. In the past financial year roughly two-thirds of net sales were derived from developed markets (mainly North America and Western Europe) and one-third from developing markets (mainly Latin America and the Caribbean, Africa and Asia Pacific). In 2005 approximately four-fifths of net sales arose in developed markets and one-fifth in developing markets.

Product offering    Diageo classifies eight brands as global priority brands: Smirnoff, Johnnie Walker, Baileys, Captain Morgan, JeB, Jose Cuervo, Tanqueray and Guinness. These brands are the main focus for the business and receive the majority of the marketing spend. In aggregate, they comprise 54% of Diageo's net sales.

        Several other brands also have leading positions in the markets in which they are distributed. They drive growth on a significant scale but with a narrower geographical reach than the global priority brands. Examples of brands with regional strength are Crown Royal Canadian whisky and Ketel One vodka in North America, Buchanan's scotch whisky in Latin America and the Caribbean, and Windsor Premier scotch whisky in Asia Pacific.

Business effectiveness    Over the long term, Diageo's strategy continues to focus on driving growth and increasing shareholder value.

Incorporation    Diageo was incorporated as Arthur Guinness Son & Company Limited on 21 October 1886. The group was formed by the merger of Grand Metropolitan Public Limited Company (GrandMet) and Guinness PLC (the Guinness Group) in December 1997.

Premium drinks

Diageo is engaged in a broad range of activities within the beverage alcohol industry, with products sold in approximately 180 markets around the world. Its operations include producing, distilling, brewing, bottling, packaging, distributing, developing and marketing a range of brands. Diageo markets a wide range of recognised beverage alcohol brands including a number of the world's leading spirits and beer brands. In calendar year 2009, the Diageo brand range included 17 of the top 100 premium distilled spirits brands worldwide.

        References to ready to drink products in this report include progressive adult beverages in the United States and certain markets supplied by the United States.

        In the year ended 30 June 2010, Diageo sold 114.9 million equivalent units of spirits (including ready to drink), 25 million equivalent units of beer and 3.5 million equivalent units of wine. In the year ended 30 June 2010, ready to drink products contributed 5.9 million equivalent units of total volume, of which Smirnoff ready to drink variants accounted for 3.9 million equivalent units. Volume has been measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine-litre cases divide by five.

        Diageo's portfolio of premium drinks comprises brands owned by the company as a principal and brands held by the company under agency or distribution agreements. Diageo's agency agreements vary depending on the particular brand, but tend to be for a fixed number of years. Diageo's principal agency brand is Jose Cuervo in North America and many other markets (with distribution rights extending to 2013). Diageo also brews and sells other companies' beer brands under licence, including

Business description (continued)

Budweiser and Carlsberg lagers in Ireland, Heineken lager in Jamaica and Tiger beer in Malaysia. There can be no assurance that Diageo will be able to prevent termination of distribution, manufacturing or licence agreements or to renegotiate distribution, manufacturing or licence agreements on favourable terms when they expire.

        Diageo classifies its brands as global priority brands and other brands. The classification of brands as 'local priority brands' and 'category brands' has been discontinued for reporting purposes.

Global priority brands:
Johnnie Walker scotch whiskies
Smirnoff vodka and Smirnoff ready to drink products
Baileys Original Irish Cream liqueur
Captain Morgan rum and rum based products
Jose Cuervo tequila (agency brand in North America and many other markets)
JeB scotch whisky
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

        In the year ended 30 June 2010, global priority brands accounted for 57% of total volume (81.9 million equivalent units) and contributed net sales of £5,267 million.

        Johnnie Walker scotch whiskies comprise Johnnie Walker Red Label, Johnnie Walker Black Label and several other brand variants. During the year ended 30 June 2010, Johnnie Walker Red Label sold 10 million equivalent units, Johnnie Walker Black Label sold 5.3 million equivalent units and the remaining variants sold 0.7 million equivalent units. The Johnnie Walker franchise was ranked, by volume, as the number one premium scotch whisky and the number three premium spirit brand in the world.

        Smirnoff achieved volume of 28.3 million equivalent units in the year ended 30 June 2010. Smirnoff vodka volume was 24.3 million equivalent units. It was ranked, by volume, as the number one premium vodka and the number one premium spirit brand in the world. Smirnoff ready to drink volume totalled 3.9 million equivalent units.

        Baileys was ranked, by volume, as the number one liqueur in the world, having sold 6.6 million equivalent units in the year ended 30 June 2010.

        Captain Morgan was ranked number two in the world by volume, amongst its competitive set, the rum category, with volume of 8.9 million equivalent units in the year ended 30 June 2010.

        Guinness is the group's only global priority beer brand, and for the year ended 30 June 2010 achieved volume of 10.7 million equivalent units.

        Other global priority brands were also ranked, by volume, among the leading premium distilled spirits brands by Impact Databank. These include: Jose Cuervo, ranked the number one premium tequila in the world; JeB scotch whisky (comprising JeB Rare, JeB Reserve, JeB Exception and JeB Jet), ranked the number three premium scotch whisky in the world; and Tanqueray, ranked the number

Business description (continued)

four premium gin brand in the world. During the year ended 30 June 2010, Jose Cuervo, JeB and Tanqueray sold 4.5 million, 4.9 million and 2.0 million equivalent units, respectively.

Other spirits brands include:
Crown Royal Canadian whisky
Buchanan's scotch whisky
Ketel One vodka (exclusive worldwide distribution rights)
Windsor Premier scotch whisky
Gordon's gin and vodka
Old Parr scotch whisky
Seagram's 7 Crown whiskey and Seagram's VO whisky
Cacique rum
Bundaberg rum
Bell's scotch whisky
The Classic Malts scotch whiskies
Cîroc vodka
White Horse scotch whisky
Don Julio tequila
Bushmills Irish whiskey

For the year ended 30 June 2010, other spirits brands contributed volume of 33 million equivalent units, representing 23% of total volume, and net sales of £2,811 million.

Other beer brands include:
Malta Guinness non-alcoholic malt
Harp lager
Tusker lager
Smithwick' sale
Senator lager
Red Stripe lager

In the year ended 30 June 2010, Diageo sold 14 million equivalent units of beers other than Guinness, achieving net sales of £985 million. Other beer volume was mainly attributable to owned brands with a minority being attributable to beers brewed and/or sold under licence, such as Tiger beer in Malaysia and Heineken lager in Jamaica.

Wine brands include:
Blossom Hill
Sterling Vineyards
Beaulieu Vineyard
Chalone Vineyard
Navarro Correas
Rosenblum Cellars
Santa Rita

For the year ended 30 June 2010, wine volume was 3.5 million equivalent units, contributing net sales of £545 million.

Production    Diageo owns production facilities including maltings, distilleries, breweries, packaging plants, maturation warehouses, cooperages, vineyards, wineries and distribution warehouses. Production

Business description (continued)

also occurs at plants owned and operated by third parties and joint ventures at a number of locations internationally.

        Approximately 85% of total production is undertaken by Global Supply organised into four production centres, namely Europe Supply, America Supply, Global Beer Supply and Asia Supply. The remaining production activities of the group are integrated with the distribution organisation, principally in Africa within International. The majority of Global Supply's production centres have several production facilities. The locations, principal activities, products, packaging production capacity and packaging production volume of Global Supply's principal production centres in the year ended 30 June 2010 are set out in the following table:

Production centre	Location	Principal activities and products	Production capacity in millions of equivalent units*	Production volume in 2010 in millions of equivalent units
Europe Supply	United Kingdom	Scotch whisky, gin, vodka, rum, ready to drink	73	45
	Ireland (Baileys)	Irish cream liqueur, vodka	15	8
	Italy (Santa Vittoria)	Vodka, wine, rum, ready to drink	10	7
America Supply	United States, Canada	Vodka, gin, tequila, rum, Canadian whisky, American whiskey, progressive adult beverages, ready to drink	45	39
	United States	Wine	1	1
Global Beer Supply	Ireland (Guinness)	Beer	11	8
	Jamaica	Beer	1	1
Asia Supply	Australia	Rum, vodka, ready to drink	2	2

*
Capacity represents ongoing production capacity at any production centre. The production capacities quoted in the table are based on actual production levels for the year ended 30 June 2010 adjusted for the elimination of unplanned losses and inefficiencies, and taking into account planned manning levels for the coming year.

Spirits are produced in distilleries located worldwide. The group owns 30 scotch whisky distilleries in Scotland, an Irish whiskey distillery in Northern Ireland, two whisky distilleries in Canada, and vodka/gin distilleries in the United Kingdom and the United States. Diageo produces Smirnoff vodka internationally, Popov vodka and Gordon's vodka in the United States, and Baileys in the Republic of Ireland and Northern Ireland. Rum is blended and bottled in the United States, Canada, Italy and the United Kingdom, and is distilled, blended and bottled in Australia and Venezuela. All of Diageo's maturing scotch whisky is located in warehouses in Scotland (primarily at Blackgrange), its maturing Canadian whisky in La Salle and Gimli in Canada and all its maturing American whiskey in Kentucky and Tennessee in the United States.

        On 1 July 2009, the group announced a restructuring of its operations in Scotland. The plans included the consolidation of distilling, packaging and warehousing activities and involved the closure of a packaging plant, a distillery and a cooperage over a two-year period. New investment is concentrated

Business description (continued)

in the production sites at Leven in Fife where work has begun on the expansion of the packaging facility which is due to be fully operational within two years, at Shieldhall near Glasgow and at Cambus near Alloa.

        In June 2008, Diageo and the government of the US Virgin Islands announced a public/private initiative for the construction and operation of a high capacity distillery in St Croix. This new facility, expected to become operational by January 2011, will have the capacity to distil up to 12 million equivalent units annually and will supply all bulk rum used to produce Captain Morgan branded products for the United States.

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

        Diageo announced the restructuring of its brewing operations in Ireland in 2008 with the intention of consolidating operations to a new greenfield brewery in the Dublin area and decommissioning the existing brewing infrastructure. The project was reviewed in 2009 due to the changing economic conditions both globally and locally in Ireland. A review of options continued in 2010 to examine the desirability of network consolidation. The project remains under review and a business case for investment behind consolidation is being developed for approval.

        Diageo's principal wineries are in the United States and Argentina. For European markets, wines are mainly bottled in Diageo's facilities in Italy. Wines are sold both in their local markets and overseas.

Property, plant and equipment    Diageo owns or leases land and buildings throughout the world. The principal production facilities are described above. As at 30 June 2010, Diageo's land and buildings are included in the group's consolidated balance sheet at a net book value of £746 million. Diageo's largest individual facility, in terms of book value, is St James's Gate brewery in Dublin. Diageo's properties are primarily a variety of manufacturing, distilling, brewing, bottling and administration facilities spread across the group's worldwide operations, as well as vineyards and wineries in the United States. Approximately 39%, 22% and 20% of the book value of Diageo's land and buildings comprise properties located in Great Britain, Ireland and the United States, respectively. Approximately 91% by value of the group's properties are owned and approximately 3% are held under leases running for 50 years or longer.

        In June 2010 Diageo entered into a sale and leaseback arrangement in respect of vineyards and facilities located in Napa Valley, California. The vineyards and facilities were purchased and leased back to Diageo under a 20-year lease, with Diageo holding options to extend the lease at fair value for up to 80 years in total. Diageo remains the operator of the properties under the lease agreement and

Business description (continued)

retains ownership of the brands, vines and grapes, which remain a strategic part of Diageo's wine business.

Raw materials    The group has a number of long term contracts in place for the purchase of significant raw materials including glass, other packaging, tequila, bulk whisky, neutral spirits, cream, rum and grapes. In addition, forward contracts are in place for the purchase of other raw materials including sugar and cereals to minimise the effects of short term price fluctuations.

        Cream is the principal raw material used in the production of Irish cream liqueur and is sourced from Ireland. Grapes are used in the production of wine and are sourced from suppliers in the United States and Argentina. Other raw materials purchased in significant quantities for the production of spirits and beer are tequila, bulk whisky, neutral spirits, molasses, rum, cereals, sugar and a number of flavours (such as juniper berries, agave, chocolate and herbs). These are sourced from suppliers around the world.

        The majority of products are supplied to customers in glass bottles. Glass is purchased from suppliers located around the world, the principal supplier being the Owens Illinois group.

        Diageo has a supply agreement with Casa Cuervo SA de CV, a Mexican company, for the supply of bulk tequila used to make the Jose Cuervo line of tequilas and tequila drinks in the United States. The supply agreement extends to June 2013.

        Diageo has a supply agreement with Destiléria Serrallés Inc, a Puerto Rican corporation, under which Diageo purchases all bulk rum for use in Captain Morgan products sold in the United States. Diageo is entitled to terminate this contract with effect from the end of December 2011, at which time Diageo intends to source rum for its Captain Morgan products from the distillery that is being built in the US Virgin Islands.

Marketing and distribution    Diageo is committed to investing in its brands. In the year ended 30 June 2010, £1,419 million was spent worldwide on marketing brands with a focus on the eight global priority brands that accounted for 64% of total marketing spend.

        Diageo makes extensive use of magazine, newspaper, point of sale and poster and billboard advertising, and uses radio, cinema, television and internet advertising where appropriate and permitted by law. Diageo also runs consumer promotional programmes in the on trade (for example, licensed bars and restaurants). Diageo also uses sponsorship to market its brands and is a sponsor of the Formula One Racing Team Vodafone McLaren Mercedes, a NASCAR racing team and the Johnnie Walker golf championships.

        Diageo markets and distributes its brands through four regions: North America, Europe, International and Asia Pacific.

Business analysis    In the year ended 30 June 2010, North America, Europe, International and Asia Pacific contributed 39%, 29%, 26% and 6%, respectively, of the group's operating profit before exceptional items and corporate costs.

Business description (continued)

        An analysis of net sales and operating profit by operating segment for the year ended 30 June 2010 is as follows:

	Net sales	Operating profit/(loss) before exceptional items	Operating profit/(loss)
	£ million	£ million	£ million
North America	3,306	1,170	1,132
Europe	2,759	859	806
International	2,627	771	766
Asia Pacific	1,018	176	146
Global Supply	—	—	(39)
Corporate	70	(225)	(237)

Total	9,780	2,751	2,574

For details see note 2 to the consolidated financial statements.

North America    North America is the largest market for Diageo in terms of operating profit, and the largest market for premium drinks in the world. Diageo markets its products through four operating units: US Spirits, Diageo-Guinness USA, Diageo Chateau & Estate Wines and Diageo Canada.

        The US Spirits business, while managed as a single business unit, executes sales and marketing activities through 14 teams or clusters. National brand strategy and strategic accounts marketing are managed at the corporate North America level. The spirits clusters market the majority of Diageo's collection of spirits brands (including Smirnoff vodka, Baileys Original Irish Cream liqueur, Jose Cuervo tequila, Johnnie Walker scotch whisky, Captain Morgan, Tanqueray gin, JeB scotch whisky, Crown Royal Canadian whisky, Seagram's 7 Crown American whiskey, Seagram's VO Canadian whisky, Buchanan's scotch whisky and Ketel One vodka) across the United States.

        Diageo-Guinness USA markets Diageo's US beer brands (including Guinness stout, Harp lager, Red Stripe lager and Smithwick's ale) as well as the group's progressive adult beverages (including Smirnoff Ice, Smirnoff premium mixed drinks and Captain Morgan Parrot Bay Tropical Malt Beverage). Diageo Chateau & Estate Wines (DC&E) owns and operates wineries in California and Washington State (including Beaulieu Vineyard, Sterling Vineyards, Chalone Vineyard and Provenance Vineyards) and markets these and other wines across the United States. In the year ended 30 June 2010, Diageo undertook a review of the DC&E wine business and announced the restructuring of its wine division including a reduction in the sales force, the sale and leaseback of vineyards and facilities in Napa Valley, California, and the anticipated sale of non-strategic wine brands in the year ending 30 June 2011.

        The Canada business unit distributes the group's collection of spirits, wine and beer brands across all Canadian territories.

        Within the United States, there are generally two types of regulatory environments: open states and control states. In open states, spirits companies are allowed to sell spirits, wine and beer directly to independent distributors. In these open states, Diageo generally trades through a three-tier distribution system, where the product is initially sold to distributors, who then sell it to on and off trade retailers. In most control states, Diageo markets its spirits products to state liquor control boards through the bailment warehousing system, and from there to state or agency liquor stores. There are variations –

Business description (continued)

for example, certain states control distribution but not retail sales. Generally, wines are treated in the same way as spirits, although most states that are control states for spirits are open states for wines. Beer distribution generally follows open states regulation across the United States. In Canada, beer and spirits distribution laws are generally consistent and similar to those of control states in the United States.

        Diageo, however, has some licences to deliver keg beer directly to licensed accounts, which account for approximately 20% of Diageo's beer business in Canada.

        Across the United States, Diageo's distributors and brokers have over 2,500 dedicated sales people focused on selling its spirits and wine brands. Diageo has pursued a distribution strategy centred around consolidating the distribution of Diageo's US spirits and wine brands into a single distributor or broker in each state where possible. The strategy is designed to provide a consolidated distribution network, which will limit the duplication of activities between Diageo and the distributor, improve Diageo's and distributors' selling capabilities and enable a number of alternative approaches to optimise product distribution. To date, Diageo has consolidated its business in 41 markets (40 states plus Washington DC), representing over 80% of Diageo's US spirits and wine volume. The remaining states will be consolidated as opportunities arise. Diageo is now focused on building the capabilities and selling tools of the distributors' dedicated sales forces and creating a more efficient and effective value chain.

Europe    Diageo Europe comprises six operating units: Great Britain, Ireland, Iberia, Northern Europe, Southern Europe, and Russia and Eastern Europe.

        In Great Britain, Diageo sells and markets its products via three business units: Diageo GB (spirits, beer and ready to drink), Percy Fox & Co (wines) and Justerini & Brooks Retail (private client wines). Products are distributed both through independent wholesalers and directly to the major grocers, convenience and specialist stores. In the on trade (for example, licensed bars and restaurants), products are sold through the major brewers, multiple retail groups and smaller regional independent brewers and wholesalers. The customer base in Great Britain has seen consolidation in recent years in both the on trade and home consumption channels. In particular, Great Britain's top four national multiple grocers together make up over 60% of home consumption total spirits volume.

        Ireland comprises the Republic of Ireland and Northern Ireland. In both territories, Diageo sells and distributes directly to both the on trade and the off trade (for example, retail shops and wholesalers) through a telesales operation, extensive sales calls to outlets and third party logistics providers. The Guinness, Smirnoff and Baileys brands are market leaders in their respective categories of long alcoholic drinks, vodka and liqueurs. Budweiser and Carlsberg lagers, also major products in the Diageo collection of brands in Ireland, are brewed and sold under licence in addition to Smithwick's ale and Harp lager.

        In Russia, Diageo operates through its wholly owned subsidiary.

        Across the remainder of mainland Europe, Diageo distributes its spirits brands primarily through its own distribution companies with the following exceptions. In France Diageo sells its spirits and wine products through a joint arrangement with Moët Hennessy, and its beer products through Brasseries Kronenbourg (part of the Carlsberg group). In Hungary Diageo sells its brands through its associate company Zwack. In the Baltic states, Czech Republic, Slovakia, Romania, Bulgaria, Cyprus, Malta, various territories in the Balkans, CIS and Israel, Diageo sells and markets its brands via local distributors. In the Nordic countries Diageo has sales offices in Sweden, Norway and Denmark, and representation through third party distributors in Finland and Iceland. In all Nordic markets except

Business description (continued)

Denmark, off trade sales are controlled by state monopolies, with alcohol tax rates among the highest in the world, and border trade and duty free are important sources of sales. Smirnoff Ice is sold in Nordic countries through Carlsberg.

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

International    Diageo International comprises Latin America and the Caribbean (including Mexico), Africa (excluding North Africa) and Global Travel and Middle East business.

        In Latin America and the Caribbean, distribution is achieved through a mixture of Diageo companies and third party distributors. In addition, Diageo owns a controlling interest in Desnoes & Geddes Limited, the Jamaican brewer of Red Stripe lager.

        Africa provides some of the longest established and largest markets for the Guinness brand, with the brewing of Guinness Foreign Extra Stout in a number of African countries, either through subsidiaries or under licence. Diageo has a three-way venture with Heineken and Namibia Breweries Limited in South Africa for a combined beer, cider and ready to drink collection of brands. Diageo also has a 25% equity interest in a venture with Heineken which owns a brewery in Gauteng, South Africa. Diageo has a wholly owned brewery in Cameroon and also has majority owned breweries in Nigeria, Kenya, Ghana, Uganda and the Seychelles.

        Global Travel and Middle East encompasses a sales and marketing organisation which targets the international consumer in duty free and travel retail outlets such as airport shops, airlines and ferries around the world, and distribution of Diageo brands in the Middle East and North Africa. The global nature of the travel channel and its organisation structure allows a specialist Diageo management team to apply a co-ordinated approach to brand building initiatives and to build on consumer insights in this trade channel, where consumer behaviour tends to be different from domestic markets. In the Middle East and North Africa, distribution is achieved through third party distributors. Lebanon is an exception, where a Diageo subsidiary distributes the majority of the Diageo brands sold there.

Asia Pacific    Diageo Asia Pacific comprises India, the People's Republic of China, South Korea, Japan, Thailand, Vietnam, Singapore, Malaysia and other Asian markets, Australia and New Zealand.

        Diageo works with a number of joint venture partners in Asia Pacific. In Singapore, Malaysia, Hong Kong and Macau, the People's Republic of China and Thailand, Diageo distributes the majority of its spirits brands through joint venture arrangements with Moët Hennessy. Diageo also has a wholly owned subsidiary in China for brands not included in the joint venture such as Smirnoff, Windsor and Baileys. In South Korea, India, Vietnam and Taiwan, Diageo's own distribution companies distribute the majority of Diageo's brands. In Japan, the joint venture with Moët Hennessy distributes super premium brands, such as the super deluxe variants of Johnnie Walker, while the joint venture with Kirin distributes Diageo's other premium spirits, like Johnnie Walker Black Label and Smirnoff, as well as Guinness and Smirnoff Ice. Other spirit brands, which are not distributed by either Moët Hennessy or the Kirin joint venture, are handled by third parties. In Malaysia, Diageo's own and third party beers are brewed and distributed by a listed business (Guinness Anchor Berhad) in which Diageo and its partner, Asia Pacific Breweries, have a majority share through a jointly controlled joint venture company. In Singapore, Diageo's beer brands are brewed and distributed by Asia Pacific Breweries.

Business description (continued)

        Generally, the remaining markets in Asia are served by third party distribution networks monitored by regional offices.

        In Australia, Diageo has its own production and distribution company, which handles the majority of products sold in the Australian market. It also has production and distribution arrangements with VOK Beverages and a licensed brewing arrangement with Foster's. In New Zealand, Diageo operates through third party distributors and has a licensed brewing arrangement with Lion Nathan.

Global Supply    Global Supply is responsible for the production of approximately 85% of Diageo's products sold globally, for sourcing materials and services through global procurement, for providing consistent technical support through the global technical function and providing logistic and customer services through the global supply chain organisation.

        Production is managed by four Global Supply production centres, Europe Supply, America Supply, Global Beer Supply and Asia Supply. Europe Supply comprises Scotland (scotch whisky, gin, vodka, rum and ready to drink), Baileys Ireland (Irish cream liqueur and vodka) and Santa Vittoria Italy (vodka, wine, rum and ready to drink), all producing goods for markets globally. America Supply comprises North America Spirits Supply located in the United States and Canada (vodka, gin, tequila, rum, Canadian whisky, American whiskey, progressive adult beverages, wine and ready to drink) with domestic distribution, Venezuela (bulk rum) and North America wines. Global Beer Supply produces Guinness and other beers in Ireland distributed primarily in Europe and North America and beer, vodka and ready to drink in Jamaica. Asia Supply comprises Singapore (Baileys and scotch whisky packaging), the Philippines and Australia (rum, vodka and ready to drink).

        The global procurement organisation also forms part of Global Supply and has responsibility for sourcing goods and services for the group.

        A global network of suppliers provides for a wide range of raw materials and packaging items that are necessary to ensure consistency of quality to support the brands. With the high level of dependency on agricultural commodities such as cereals, hops, agave and sugar, forward-buying takes place to minimise value at risk. In marketing, global procurement supports the business in sourcing creative media solutions, sponsorship and point of sale activities. Global procurement also supports business services, facilities and computer services.

        The global technical function develops and implements consistent engineering solutions across the Global Supply organisation and in other production sites in Africa and Asia. The global supply chain function also provides logistics services in Europe and is responsible for a consistent customer service globally.

Corporate    Corporate costs which cannot be directly allocated to the business areas are reported separately within Corporate in the analysis of business performance. Also included in Corporate are the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drink products and the results of Gleneagles Hotel.

Seasonal impacts    The festive holiday season provides the peak period for sales. Approximately 40% of annual net sales occur in the last four months of each calendar year.

Business description (continued)

Employees    Diageo's people, its culture and its values are at the heart of the company's strategy and Diageo's directors believe this to be a source of competitive advantage. It continues to be Diageo's goal to release the potential of all of its people.

	2010	2009	2008
Average number of employees
North America	1,615	2,258	2,234
Europe	3,007	3,253	3,144
International	5,097	4,952	5,000
Asia Pacific	2,636	2,668	2,923
Global Supply	8,171	8,116	8,238
Corporate and other	2,761	2,792	2,605

	23,287	24,039	24,144

Supply operations of the US wines business were transferred from North America to Global Supply in the year ended 30 June 2010.

Diageo aims to be amongst the most admired companies in all key geographies. Consistent with this, Diageo participated in independent surveys during the year and is currently rated in the top 10 employers in six of its key markets. Further to this aim, Diageo endeavours to create a workplace that is both welcoming and challenging for all employees. Diageo values diversity in its workforce and works to ensure that the group is inclusive of all people, regardless of their background or style. To enhance diversity, Diageo aims to create opportunities that are attractive to a wide range of candidates, including those with disabilities, and seeks to make working for Diageo compatible with a variety of lifestyles. Diageo sponsors a number of employee networks around the world that seek to support diverse interest groups. The company also seeks to design and adjust roles to accommodate people's lifestyles, and increasingly encourages flexible working. Not only is this approach to inclusion and diversity consistent with Diageo's values, it is also believed to be important for the long term health of the organisation. As part of Diageo's global policies, Diageo has emphasised the importance of treating individuals justly and in a non-discriminatory manner in all aspects of employment, including recruitment, compensation and benefits, training, promotion, transfer and termination. Accordingly, factors not relevant to the requirements of a role, including without limitation race, religion, colour, ethnic or national origin, disability, sexual orientation, gender or marital status, are not considered, and reasonable adjustments are considered (and if necessary appropriate training provided) so that no individual is disadvantaged.

        Inspirational leadership to deliver great results is critical to the success of the business. The Diageo Leadership Performance Programme, which was launched in 2007, is a key programme for the organisation. The programme continued in 2010 with the participation of 130 new leaders in Diageo. The aim is for Diageo to be recognised for the outstanding quality of its business leaders and their ability to deliver great performance for the group.

        We strongly believe in the value of our employees sharing in the company's success and actively encourage employees to become shareholders. We seek out opportunities to extend employee share ownership around the world and in calendar year 2010 the number of countries operating an employee share plan will have increased from 25 to 32. The launch of Diageo's international sharematch plan in 2010 combined with existing employee share plans, will further extend the opportunity to the majority of employees across a significant number of Diageo's markets to share in the company's growth and

Business description (continued)

success. As at 30 June 2010, 15,785 past and present employees held 0.74% (2009 – 1.2%) of Diageo's issued ordinary share capital.

        Diageo strives to keep its employees well informed on and engaged with the company's strategy and business goals as a high priority, focusing on dialogue and consultation (both formal and informal) on changes that affect its employees.

        The review of the organisation announced in 2009 has been largely concluded. The objectives of the review to deliver significant cost savings and create a more effective organisation are judged to have been achieved. There was no significant disruption to business performance as a result of this review. Further organisational changes at the local level have since been announced as Diageo continues to seek improvements and efficiencies.. Consistent with the Diageo value of 'valuing each other' where people are impacted by a restructuring programme they will be treated with sensitivity and dignity and will be supported through the change.

Environmental, social and community matters    Diageo realises that it is an increasingly important factor for investors to understand not only its financial performance, but also the manner in which it manages and operates its business. Diageo seeks to fulfil its responsibilities as a corporate citizen in a number of areas, including examining its impact on the environment, its policies relating to employees as well as social and community matters. The company believes these programmes help build a foundation for the business to succeed. Diageo consults its stakeholders to help identify its responsibilities as a corporate citizen and develop strategies that address the interests of the business and society.

Environment    Diageo has set stretching targets to reduce its impact on the environment. The Diageo executive environmental working group is responsible for setting environmental policy. In the year ended 30 June 2009, the working group revised and re-issued Diageo's environmental policy to reflect the increased ambition the company has for environmental improvement. The policy is supported by Global Supply's risk management framework, which sets implementation criteria and provides a mechanism for monitoring compliance. As stated in Diageo's policy, the company's actions on the environment are planned in light of prevailing scientific knowledge and do not depend on having absolute proof of specific damage, thus supporting the concept of a precautionary approach.

        The release of greenhouse gases – notably carbon dioxide generated by burning fossil fuels – has an impact on climate change (in terms of global temperatures, weather patterns and weather severity) which, either directly or indirectly, presents considerable risks both to business and the planet. The risks include impacts on agriculture on which the company depends for raw materials, disruption of the company's operations or those of commercial partners, and changes to the nature or distribution of consumer demand. Diageo assumes that the risks from climate change could be mitigated if the releases of greenhouse gases were sufficiently diminished and, as such, has worked for many years to reduce direct emissions (from fuels) and indirect emissions (from electricity).

        Diageo uses the World Resources Institute (WRI)/World Business Council for Sustainable Development (WBCSD) Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard, Revised Edition as a basis for reviewing its emissions and includes the facilities over which it has operational control in its analysis. In the year ended 30 June 2010, Diageo's greenhouse gas emissions decreased compared to the prior year. During the year ended 30 June 2009, Global Supply achieved the Carbon Trust Standard for its efforts in Scotland, an award that certifies that the business there has measured, managed and reduced its carbon footprint rather than off-setting emissions. Reasons cited for the award were the ongoing reduction of the Scottish business's carbon emissions through implementation of a number of

Business description (continued)

projects at various facilities, such as steam pipe installations; new thermostats; and steam recovery. During the year ended 30 June 2010, Diageo set aside a special reserve fund of £10 million specifically dedicated to carbon and water reduction projects worldwide. Diageo spent this money improving metering and monitoring systems and implementing projects to drive efficiency such as flash steam recovery at its Scottish malt distilleries, conversion of boilers from diesel to natural gas at the George Dickel distillery in Tennessee in the United States, and waste heat recovery at the brewery in Nigeria.

        A reliable supply of water is essential to Diageo's business as water is the main ingredient in substantially all of Diageo's products and is used for cleaning and cooling at production sites.

        Water resources are under pressure from development in many parts of the world and from climatic changes that may restrict their availability in the future, impacting not only Diageo's business but also Diageo's business partners and local communities who rely on water for their livelihoods. Diageo strives to better understand its water footprint, impact of its water usage, and how a further reduction in impact may be achieved. Using United Nations and WBCSD data, Diageo has designated ten of its production sites as being located in areas which are 'water stressed', identifying them as higher risk in terms of having a sustainable water supply in the coming years, and in Africa, approximately half of its production sites are located in water stressed areas. In the year ended 30 June 2010, Diageo specifically targeted reductions in water usage at beer production facilities, seeking to drive improvement in water efficiency through appropriate engineering solutions.

        Diageo reviews water consumption data from across the production sites over which it has operational control using internally developed guidelines, which define water usage based on the total amount of water abstracted from source (such as groundwater, surface water or mains) less any clean water provided back to local communities directly from a site and water returned for agricultural irrigation. Cooling water abstracted and returned to the same source is excluded from the total water used. In addition to reviewing total water usage, Diageo also strives to improve its efficiency, monitoring the amount of water used to produce one litre of product packaged. In the year ended 30 June 2010, total water usage decreased as compared to the prior year, while water efficiency improved meaning that fewer litres of water were required to produce each litre of Diageo's product packaged.

        Ongoing improvements have been identified and implemented across a number of sites in the regions. For example, in Scotland, a process of continuous analysis and improvement delivered a significant improvement in water efficiency at the Cameronbridge grain distillery during the year ended 30 June 2010 compared to the prior year. Replacing the water-intensive pre-cooler at that distillery with more efficient equipment delivered immediate positive results, but also highlighted the role of a boiler feed valve in reducing water usage. Automating this boiler feed valve helped to deliver a total saving of approximately 250 million litres of bore water and resulted in savings of about £25,000 of electricity pumping costs during the fiscal year. Similarly, the Diageo bottling plant in Huntingwood, Australia implemented an innovative technology invented by a member of the site's Water-Watch team to re-use water in vacuum pumps. The invention significantly reduces the site's water consumption and has been implemented at several other Diageo sites around the globe. In May 2010 Diageo launched a new water strategy: The Diageo Blueprint. This will guide Diageo's approach to managing water and protecting water tables in the regions where Diageo operates over the coming years. It is based in large part on the advice of external stakeholders, on the targets set in the UN's Millennium Development Goals (MDGs) and on the experience gained through leading business roundtables on water resource issues in Africa. The aim of the strategy is to optimise Diageo's impact on water resource use by

Business description (continued)

focusing efforts on countries where Diageo has a significant presence that face the greatest challenges in meeting the water-related MDGs.

        Diageo couples these initiatives with its community programmes designed to increase local access to safe water as described in more detail below.

Society and community    Diageo takes great care to market its brands responsibly to adults, to support programmes and to promote practices and policies that create a more positive role for alcohol in society. With more than 200 initiatives in over 40 countries in the year ended 30 June 2010, Diageo works with industry, government and other groups to establish high company and industry standards on responsible marketing, to invest in programmes that aim to minimise alcohol misuse, and to promote effective government alcohol policies. Among its many activities, in the year ended 30 June 2010 Diageo actively supported industry initiatives such as the UK Campaign for Smarter Drinking and ICAP Global Action on Harmful Drinking. Diageo also continued to partner and train retailers on how to prevent underage purchase of alcohol, and launched a bartender training toolkit designed to help the on trade address some of the issues it faces, such as preventing underage sale of alcohol, drink driving and serving intoxicated customers. In addition, a toolkit on implementing initiatives against drink driving was launched within Diageo to allow the business to draw on its experiences of successful responsible drinking campaigns such as Guardian Angels, Johnnie Walker's Join the Pact, Crown Royal's Safe Rides sponsorship of NASCAR and Drive Your Friends.

        Diageo recognises that its success in the future will depend in part on the prosperity of the communities in which it operates and the strength of its relationship with those communities. Diageo is committed to contributing to those communities by encouraging local hiring and local sourcing of raw materials when possible, as well as contributing through the payment of local taxes and community investment. Supporting long term sustainable initiatives in the communities where Diageo does business advances the development of those communities, engages employees, builds Diageo's reputation and enhances its relationships with governments and other stakeholders.

        Community investment, which in the year ended 30 June 2010 amounted to about 1% of Diageo's operating profit before exceptional items, is primarily focused on providing safe water access to local communities, supporting skills training to help disadvantaged people find employment and contributing to organisations that drive local economic development. Most of Diageo's investment comes from its businesses around the world in the form of cash, in-kind donations and volunteer time, together with grants from the Diageo Foundation. Diageo's largest community programmes are Water of Life, which focuses on bringing sustainable access to safe drinking water to local communities (primarily in Africa), and Learning for Life, which provides education and vocational training in Latin America and the Caribbean to help enable people to find employment. Many Diageo brands also helped drive awareness and support for its community programmes. In the year ended 30 June 2010, Buchanan's launched its third annual fundraiser campaign 'Buchanan's Forever' to contribute to Diageo's Learning for Life programme and Guinness established the Arthur Guinness Fund as part of the Guinness '250th Celebrations'. The Arthur Guinness Fund has pledged support to social entrepreneurs to help contribute to local economic development across Ireland, Africa, Asia, Great Britain and North America.

        In addition to global initiatives, Diageo supports involvement by its employees to benefit local communities and takes proactive measures to react rapidly to natural disasters affecting communities in the markets in which it operates, most recently delivering food, water and emergency supplies to victims of the earthquake in Haiti. Through the employee giving programme Giving for Good, Diageo employees raised enough money to donate 3,500 water filter kits to schools and health clinics in Uganda.

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

Research and development    The overall nature of the group's business does not demand substantial expenditure on research and development. However, the group has ongoing programmes for developing new drinks products. Innovation forms an important part of Diageo's growth strategy, playing a key role in positioning its brands for continued growth. The strength and depth of Diageo's brand range provide solid platforms from which to drive innovation, while insights into shopper trends and changing consumer habits inform product and packaging development.

        In the year ended 30 June 2010, the group's research and development expenditure amounted to £13 million (2009 – £17 million; 2008 – £17 million). Research and development expenditure is generally written off in the year in which it is incurred.

Trademarks    Diageo produces and distributes branded goods and is therefore substantially dependent on the maintenance and protection of its trademarks. All brand names mentioned in this document are trademarks. The group also holds numerous licences and trade secrets, as well as having substantial trade knowledge related to its products. The group believes that its significant trademarks are registered and/or otherwise protected (insofar as legal protections are available) in all material respects in its most important markets. Diageo also owns valuable patents and trade secrets for technology and takes all reasonable steps to protect these rights.

Regulations and taxes    Diageo's worldwide operations are subject to extensive regulatory requirements regarding production, product liability, distribution, importation, marketing, promotion, sales, pricing, labelling, packaging, advertising, labour, pensions, compliance and control systems and environmental issues. In the United States, the beverage alcohol industry is subject to strict federal and state government regulations covering virtually every aspect of its operations, including production, distribution, marketing, promotion, sales, pricing, labelling, packaging and advertising.

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

        Import and excise duties can have a significant impact on the final pricing of Diageo's products to consumers. These duties have an impact on the competitive position as compared to other brands. The

Business description (continued)

group devotes resources to encouraging the equitable taxation treatment of all beverage alcohol categories and to reducing government-imposed barriers to fair trading.

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

        Spirits, beer and wine are also regulated in distribution. In many countries, alcohol may only be sold through licensed outlets, both on and off trade, varying from government or state operated monopoly outlets (for example, Canada, Norway and certain US states) to the common system of licensed on trade outlets (for example, licensed bars and restaurants) which prevails in much of the western world (for example, most US states and the European Union). In about one-third of the states in the United States, price changes must be filed or published 30 days to three months, depending on the state, before they become effective.

        Labelling of beverage alcohol products is also regulated in many markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. As well as producer, importer or bottler identification, specific warning statements related to the risks of drinking beverage alcohol products are required to be included on all beverage alcohol products sold in the United States and in other countries where Diageo operates. Following the end of the voluntary restrictions on television advertising of spirits in the United States, Diageo and other spirits companies have been advertising products on the air on local cable television stations. Expressions of political concern signify the uncertain future of beverage alcohol products advertising on network television in the United States. Any prohibitions on advertising or marketing could have an adverse impact on sales of the group.

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

        Diageo uses shared services operations to deliver transaction processing and certain central finance activities, using captive and outsourced centres. A captive business service centre in Budapest, Hungary, performs various process tasks for markets and operational entities. Diageo uses third party service centres in Manila, Shanghai and Bucharest to perform these tasks for basic processes. Certain central finance activities, including elements of group financial planning and reporting and treasury, are performed in the business service centre in Budapest.

Associates    Diageo's principal associate is Moët Hennessy. It also owns shares in a number of other associates. In the year ended 30 June 2010, the share of profits of associates after tax was £142 million (2009 – £164 million; 2008 – £176 million), of which Moët Hennessy accounted for £134 million (2009 – £151 million; 2008 – £160 million).

        Diageo owns 34% of Moët Hennessy, the spirits and wine subsidiary of LVMH Moët Hennessy – Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in France and is a producer and exporter of a number of brands in its main

Business description (continued)

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

Acquisitions and disposals    Diageo has made a number of acquisitions of brands, distribution rights and equity interests in premium drinks businesses. In the three years ended 30 June 2010 acquisitions include the following:

        On 29 February 2008, Diageo acquired Rosenblum Cellars in North America for a total cost of £53 million (including acquisition costs).

        On 1 May 2008, Diageo formed a new venture with Heineken and Namibia Breweries Limited (NBL) for their combined beer, cider and ready to drink businesses in South Africa, called DHN Drinks (Pty) Limited (DHN Drinks). Diageo and Heineken each own 42.25% of DHN Drinks and NBL owns 15.5%. The original cost of this acquisition was £43 million, with an additional cost of £29 million recognised in the year ended 30 June 2010 (2009 – £3 million). Each party shares in the profits of DHN Drinks in proportion to their shareholding. Brandhouse continues to market and distribute the parties' products in South Africa. On 1 May 2008, Diageo and Heineken also entered into a second venture in South Africa called Sedibeng Brewery (Pty) Limited whereby a brewery and bottling plant was constructed in Gauteng province, South Africa, which produces Amstel and certain other key brands. Heineken owns 75% and Diageo owns 25% of Sedibeng Brewery (Pty) Limited. The original cost of this acquisition was £8 million, with an additional cost of £19 million in the year ended 30 June 2009.

        On 9 June 2008, Diageo completed the acquisition of Ketel One Worldwide BV (KOW), a 50:50 company based in the Netherlands, with the Nolet Group, owners of the Ketel One brand. The company owns the exclusive and perpetual global rights to market, sell and distribute Ketel One vodka products, including Ketel One vodka, Ketel One Citroen vodka and any line extensions of Ketel One vodka and Ketel One Citroen vodka. Diageo paid a total of £471 million (including acquisition costs) for a 50% equity stake in the company and is entitled to certain governance rights under the global agreement pursuant to which KOW is operated. Diageo consolidates the company with a minority interest. The Nolet Group has an option to sell their stake in the company to Diageo for $900 million (£600 million) plus interest from 9 June 2011 to 9 June 2013. If the Nolet Group exercises this option but Diageo chooses not to buy their stake, Diageo will pay $100 million (£67 million) and the Nolet Group may then pursue a sale of their stake to a third party, subject to rights of first offer and last refusal on Diageo's part.

        On 17 December 2008 Diageo purchased the remaining 25% stake in the company that owns the Smirnov brand in Russia for £35 million. This company unites the Smirnoff/Smirnov brands in Russia

Business description (continued)

under common ownership and is the exclusive distributor of Smirnov and Diageo's spirits brands in Russia. Diageo currently operates in Russia through this wholly owned subsidiary.

        On 16 June 2009, Diageo acquired the remaining 80% of equity in Stirrings LLC for £6 million and provided £7 million as deferred consideration payable in 2014. Diageo initially acquired a 20% equity stake for £5 million in the year ended 30 June 2007.

        On 1 March 2010, Diageo entered into an equity transfer agreement to acquire an additional 4% equity stake in Sichuan Chengdu Quanxing Group Company Ltd. (Quanxing) from Chengdu Yingsheng Investment Holding Co., Ltd. for £14 million. The acquisition of the 4% equity stake, which is subject to a number of regulatory approvals, would bring Diageo's shareholding in Quanxing to 53%. Quanxing is a holding company controlling a 39.7% stake in Sichuan ShuiJingFang Co., Ltd. (ShuiJingFang), a super premium Chinese white spirits company listed on the Shanghai Stock Exchange. Diageo acquired a 43% equity stake in Quanxing for £37 million on 27 January 2007 and a further 6% on 30 July 2008 raising its investment to 49%. If the acquisition of the 4% equity stake is approved, Diageo would become the indirect controlling shareholder of ShuiJingFang and, in accordance with Chinese takeover regulations, would be required to make a mandatory tender offer to all the other shareholders of ShuiJingFang. Were all other ShuiJingFang shareholders to accept the tender offer, the amount payable would be approximately £615 million. As required by Chinese law, 20% of the maximum consideration payable under the tender offer (£123 million) was deposited with China's securities depositary and clearing agency, Shanghai branch.

        On 29 June 2010, Diageo acquired a further 28.75% stake in London Group, owner of the Nuvo brand, for a consideration of £29 million. This increased Diageo's equity stake in London Group to 71.25%. Diageo has an obligation to purchase the remaining stake of 28.75% at a pre-agreed profit multiple, reflecting fair value in 2013.

Risk factors

Diageo believes the following to be the principal risks and uncertainties facing the group. If any of these risks occur, Diageo's business, financial condition and results of operations could suffer and the trading price and liquidity of securities could decline.

        In the ongoing uncertain economic environment, certain risks may gain more prominence either individually or when taken together. The following are examples of ways that any of the risks below may become exacerbated. Demand for beverage alcohol products, in particular luxury or super premium products, may decrease with a reduction in consumer spending levels. Costs of operations may increase if inflation were to become prevalent in the economic environment, or upon an increase in the costs of raw materials. These factors may also lead to intensified competition for market share, with consequential potential adverse effects on volumes and prices. The financial and economic situation may have a negative impact on third parties with whom Diageo does, or may do, business. Any of these factors may affect the group's results of operations, financial condition and liquidity. Diageo has taken steps to manage its business through this challenging economic environment and position its business to benefit from economic recovery as and when it may occur in the various markets in which Diageo operates, but there can be no assurance that the steps taken will have the intended results.

        If there is an extended period of constraint in the capital markets, with debt markets in particular experiencing a lack of liquidity, at a time when cash flows from Diageo's business may be under pressure, this may have an impact on Diageo's ability to maintain current long term strategies, with a

Business description (continued)

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

Diageo may not be able to derive the expected benefits from its strategy to focus on premium drinks or its cost-saving and restructuring programmes designed to enhance earnings    Diageo's strategy is to focus on premium drinks to grow its business through organic sales, operating profit growth and the acquisition of premium drinks brands that add value for shareholders. There can be no assurance that Diageo's strategic focus on premium drinks will result in opportunities for growth and improved margins.

        It is possible that the pursuit of this strategic focus on premium drinks could give rise to further business combinations, acquisitions, disposals, joint ventures and/or partnerships (including any associated financing or the assumption of actual or potential liabilities, depending on the transaction contemplated). There can be no assurance that any transaction will be completed. The success of any transaction will depend in part on Diageo's ability to successfully integrate new businesses with Diageo's existing operations and realise the anticipated benefits, cost savings or synergies. There can be no guarantee that any such business combination, acquisition, disposal, joint venture or partnership would deliver the benefits, cost savings or synergies anticipated, if any.

        Similarly, there can be no assurance that the cost-saving or restructuring programmes implemented by Diageo in order to improve efficiencies and deliver cost-savings will deliver the expected benefits.

Regulatory decisions and changes in the legal and regulatory environment could increase Diageo's costs and liabilities or limit its business activities    Diageo's operations are subject to extensive regulatory requirements which include those in respect of production, product liability, distribution, importation, marketing, promotion, sales, pricing, labelling, packaging, advertising, labour, pensions, compliance and control systems, and environmental issues. Changes in laws, regulations or governmental or regulatory policies and/or practices could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in countries where Diageo operates may impose new labelling, product or production requirements, limitations on the advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, other restrictions on marketing, promotion and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products. Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on its sales or damage its reputation. An increase in the stringency of the regulatory environment could cause Diageo to incur material additional costs or liabilities that could adversely affect its business.

Business description (continued)

        In addition, beverage alcohol products are the subject of national excise and other duties in most countries around the world. An increase in excise or other duties could have a significant adverse effect on Diageo's sales revenue or margin, both through reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

        Diageo's reported after tax income is calculated based on extensive tax and accounting requirements in each of its relevant jurisdictions of operation. Changes in tax law (including tax rates), accounting policies and accounting standards could materially reduce Diageo's reported after tax income.

Diageo is subject to litigation directed at the beverage alcohol industry and other litigation    Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol, Diageo may be subject to litigation with tax, customs and other regulatory authorities, including with respect to the methodology for assessing importation value, transfer pricing and compliance matters, and Diageo is routinely subject to litigation in the ordinary course of its operations. Such litigation may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and as a result, Diageo's business could be materially adversely affected. For additional information with respect to legal proceedings, see 'Additional information for shareholders – Legal proceedings' and note 31 to the consolidated financial statements.

Contamination, counterfeiting or other circumstances could harm the integrity of customer support for Diageo's brands and adversely affect the sales of those brands    The success of Diageo's brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally, or through deliberate third party action, or other events that harm the integrity or consumer support for those brands, could adversely affect their sales. Diageo purchases most of the raw materials for the production and packaging of its products from third party producers or on the open market. Diageo may be subject to liability if contaminants in those raw materials or defects in the distillation, fermentation or bottling process lead to low beverage quality or illness among, or injury to, Diageo's consumers. In addition, Diageo may voluntarily recall products in the event of contamination or damage. A significant product liability judgement or a widespread product recall may negatively impact on sales and profitability of the affected brand or all Diageo brands for a period of time depending on product availability, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, resulting negative publicity could adversely affect Diageo's reputation with existing and potential customers and its corporate and brand image.

        In addition, to the extent that third parties sell products which are either counterfeit versions of Diageo brands or inferior brands that look like Diageo brands, consumers of Diageo brands could confuse Diageo products with them. This could cause them to refrain from purchasing Diageo brands in the future and in turn could impair brand equity and adversely affect Diageo's business.

Demand for Diageo's products may be adversely affected by many factors, including changes in consumer preferences and tastes and adverse impacts of a declining economy    Diageo's collection of brands includes some of the world's leading beverage alcohol brands as well as brands of local prominence. Maintaining Diageo's competitive position depends on its continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors including changes in demographic and social trends, public health regulations, changes in travel, vacation or leisure activity patterns, weather effects and a downturn in economic conditions, which may reduce consumers' willingness to purchase premium branded products. In addition, concerns about

Business description (continued)

health effects due to negative publicity regarding alcohol consumption, negative dietary effects, regulatory action or any litigation or customer complaints against companies in the industry may have an adverse effect on Diageo's profitability.

        The competitive position of Diageo's brands could also be affected adversely by any failure to achieve consistent, reliable quality in the product or service levels to customers.

        In addition, both the launch and ongoing success of new products is inherently uncertain especially as to their appeal to consumers. The failure to launch a new product successfully can give rise to inventory write-offs and other costs and can affect consumer perception of an existing brand. Growth in Diageo's business has been based on both the launch of new products and the growth of existing products. Product innovation remains a significant aspect of Diageo's plans for growth. There can be no assurance as to Diageo's continuing ability to develop and launch successful new products or variants of existing products or as to the profitable lifespan of newly or recently developed products. Any significant changes in consumer preferences and failure to anticipate and react to such changes could result in reduced demand for Diageo's products and erosion of its competitive and financial position. Continued economic pressures could lead to consumer selection of products at lower price points, whether Diageo's or those of competitors, which may have an adverse effect on Diageo's profitability.

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

Diageo's business may be adversely impacted by unfavourable economic conditions or political or other developments and risks in the countries in which it operates    Diageo may be adversely affected by political and economic developments or industrial action in any of the countries where Diageo has distribution networks, production facilities or marketing companies. Diageo's business is dependent on general economic conditions in the United States, Great Britain and other important markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, customer destocking, the failure of customer, supplier or financial counterparties or a reduction in the availability of, or an increase in the cost of financing to, Diageo, could have a material adverse effect on Diageo's business and results of operations. Moreover, a substantial portion of Diageo's operations, representing approximately one third of Diageo's net sales for the year ended 30 June 2010, are carried out in developing markets, including Brazil, Venezuela, Mexico, Russia and developing markets in Africa and Asia.

        Diageo's operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Political and/or social unrest, potential health issues (including pandemic issues) and terrorist threats and/or acts may also occur in various places around the world, which will have an impact on trade, tourism and travel. Many of these risks are heightened, or occur more frequently, in developing markets. These disruptions can affect Diageo's ability to import or export products and to repatriate funds, as well as affecting the levels of consumer demand (for example, in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo's levels of sales or profitability. Developing markets are also generally exposed to relatively

Business description (continued)

higher risk of liquidity, inflation, devaluation, price volatility, currency convertibility and country default. Due to Diageo's specific exposures, any or all of the foregoing factors may affect Diageo disproportionately or in a different manner as compared to its competitors.

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

Diageo's operating results may be adversely affected by disruption to production facilities or business service centres    Diageo would be affected if there were a catastrophic failure of its major production facilities or business service centres. See 'Business description – Premium drinks – Production' for details of Diageo's principal production areas. Diageo operates production facilities around the world. If there were a technical integrity failure, fire or explosion at one of Diageo's production facilities, it could result in damage to the facilities, plant or equipment, their surroundings or the environment, could lead to a loss in production capacity, or could result in regulatory action, legal liability or damage to Diageo's reputation. In addition, the maintenance and development of information systems may result in systems failures which may adversely affect business operations.

        Diageo has a substantial inventory of aged product categories, principally scotch whisky and Canadian whisky, which may mature over periods of up to 30 years or more. The maturing inventory is stored primarily in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for those products as it arises. There can be no assurance that insurance proceeds would cover the replacement value of Diageo's maturing inventory or other assets, were such assets to be lost due to contamination, fire or natural disasters or destruction resulting from negligence or the acts of third

Business description (continued)

parties. In addition, there is an inherent risk of forecasting error in determining the quantity of maturing stock to lay down in a given year for future consumption. This could lead to an inability to supply future demand or lead to a future surplus of inventory and consequent write down in value of maturing stocks.

Systems failures could lead to business disruption and systems change programmes may not deliver the benefits intended    Any failure of information systems could adversely impact Diageo's ability to operate. As with all large systems, Diageo's information systems could be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes. Such unauthorised access could disrupt Diageo's business and/or lead to loss of assets. The concentration of processes in business service centres also means that any disruption arising from system failure or physical plant issues could impact a large portion of Diageo's global business. Certain change programmes designed to improve the effectiveness and efficiency of end-to-end operating, administrative and financial systems and processes continue to be undertaken. This includes moving transaction processing from a number of markets to business service centres. There can be no certainty that these programmes will deliver the expected operational benefits. There may be disruption caused to production processes and possibly to administrative and financial systems as further changes to such processes are effected. They could also lead to adverse customer or consumer reaction.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect Diageo's business or operations, and water scarcity or poor quality could negatively impact Diageo's production costs and capacity    There is a growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, Diageo may be subject to decreased availability or less favourable pricing for certain raw materials that are necessary for Diageo's products, such as sugar, cereals, hops, agave and grapes. Water is the main ingredient in substantially all of Diageo's products. It is also a limited resource in many parts of the world, facing unprecedented challenges from climate change, overexploitation, increasing pollution, and poor management. As demand for water continues to increase around the world, and as water becomes scarcer and the quality of available water deteriorates, Diageo may be affected by increasing production costs or capacity constraints, which could adversely affect Diageo's results of operations and profitability.

Diageo's operations and financial results may be adversely affected by movements in the value of its pension funds, fluctuations in exchange rates and fluctuations in interest rates    Diageo has significant pension funds. These funds may be affected by, among other things, the performance of assets owned by these plans, the underlying actuarial assumptions used to calculate the surplus or deficit in the plans, in particular the discount rate and long term inflation rates used to calculate the liabilities of the pension funds, and any changes in applicable laws and regulations. If there are significant declines in financial markets and/or a deterioration in the value of fund assets or changes in discount rates or inflation rates, Diageo may need to make significant contributions to the pension funds in the future. Furthermore, if the market values of the assets held by Diageo's pension funds decline, or if the valuations of those assets by the pension trustees decline, pension expenses may increase and, as a result, could materially adversely affect Diageo's financial position. There is no assurance that interest rates or inflation rates will remain constant or that pension fund assets can earn the assumed rate of return annually, and Diageo's actual experience may be significantly more negative. Diageo may be adversely affected by fluctuations in exchange rates. The results of operations of Diageo are accounted for in pounds sterling. Approximately 36% of sales in the year ended 30 June 2010 were in US dollars,

Business description (continued)

approximately 17% were in euros and approximately 12% were in sterling. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo's reported results of operations from year to year.

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

Diageo's operations may be adversely affected by failure to maintain or renegotiate distribution, supply, manufacturing or licence agreements on favourable terms    Diageo's business has a number of distribution, supply, manufacturing or licence agreements for brands owned by it or by other companies. These agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurance that Diageo will be able to renegotiate its rights on favourable terms when they expire or that these agreements will not be terminated. Failure to renew these agreements on favourable terms could have an adverse impact on Diageo's sales and operating profit. In addition, Diageo's sales and operating profit may be adversely affected by any disputes with distributors of its products or with suppliers of raw materials.

Diageo may not be able to protect its intellectual property rights    Given the importance of brand recognition to its business, Diageo has invested considerable effort in protecting its intellectual property rights, including trademark registration and domain names. Diageo's patents cover some of its process technology, including some aspects of its bottle marking technology. Diageo also uses security measures and agreements to protect its confidential information and trade secrets. However, Diageo cannot be certain that the steps it has taken will be sufficient or that third parties will not infringe on or misappropriate its intellectual property rights in its brands or products. Moreover, some of the countries in which Diageo operates offer less intellectual property protection than Europe or North America. Given the attractiveness of Diageo's brands to consumers, it is not uncommon for counterfeit products to be manufactured. Diageo cannot be certain that the steps it takes to assist the authorities to prevent, detect and eliminate counterfeit products will be effective in preventing material loss of profits or erosion of brand equity resulting from lower quality or even dangerous counterfeit product reaching the market. If Diageo is unable to protect its intellectual property rights against infringement or misappropriation, this could materially harm its future financial results and ability to develop its business.

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

Business description (continued)

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking statements'. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

  •
  global and regional economic downturns;

  •
  increased competitive product and pricing pressures and unanticipated actions by competitors that could impact on Diageo's market share, increase expenses and hinder growth potential;

  •
  the effects of Diageo's strategic focus on premium drinks, the effects of business combinations, partnerships, joint ventures, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or cost savings;

  •
  Diageo's ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;

  •
  legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in tax law (including tax rates) or accounting standards, changes in taxation requirements, such as the impact of excise tax increases with respect to the business, and changes in environmental laws, health regulations and laws governing labour and pensions;

  •
  developments in any litigation or other similar proceedings directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo's profitability or reputation;

  •
  developments in the Colombian litigation, Turkish customs litigation, SEC investigation, Korean customs litigation or any similar proceedings;

  •
  changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo's brands;

  •
  changes in the cost or supply of raw materials, labour and/or energy;

  •
  changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;

  •
  levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

Business description (continued)

  •
  renewal of supply, distribution, manufacturing or licence agreements on favourable terms when they expire;

  •
  termination of existing distribution or licence manufacturing rights on its brands and agency brands;

  •
  disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;

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

Business review

Introduction

Information presented    Diageo is the world's leading premium drinks business and operates on an international scale selling all types of beverage alcohol. It is one of a small number of premium drinks companies that operate across spirits, beer and wine. Diageo's brands have broad consumer appeal across geographies, and as a result, the business is organised under the business areas of North America, Europe, International, Asia Pacific and Global Supply. In view of the focus on reporting results by the location of third party customers in explaining the group's performance in the business review, the results of the Global Supply segment have been allocated to the geographic segments. The following discussion is based on Diageo's results for the year ended 30 June 2010 compared with the year ended 30 June 2009, and the year ended 30 June 2009 compared with the year ended 30 June 2008.

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

        The underlying performance on a constant currency basis and excluding the impact of exceptional items and acquisitions and disposals is referred to as 'organic' performance, and further information on the calculation of organic measures as used in the discussion of the business is included in the organic movements calculation and in the notes to that calculation.

Presentation of information in relation to the business    In addition to describing the significant factors impacting on the income statement compared to the prior year for both of the years ended 30 June 2010 and 30 June 2009, additional information is also presented on the operating performance and cash flows of the group.

        There are several principal financial key performance indicators not specifically used in the consolidated financial statements themselves (non-GAAP measures) used by the group's management to assess the performance of the group in addition to income statement measures of performance. These are volume, the organic movements in volume, sales, net sales, marketing spend and operating profit and free cash flow. These key performance indicators are described below:

Volume    is a non-GAAP measure that has been measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine-litre cases divide by five.

Organic movements    in volume, sales, net sales, marketing spend and operating profit are non-GAAP measures. The performance of the group is discussed using these measures.

Business review (continued)

        In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior year reported numbers at current year exchange rates and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market's management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control. Residual exchange impacts are reported within Corporate.

        Acquisitions, disposals and exceptional items also impact on the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

        The underlying performance on a constant currency basis and excluding the impact of exceptional items, and acquisitions and disposals is referred to as 'organic' performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.

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

Free cash flow    is a non-GAAP measure that comprises the net cash flow from operating activities as well as the net purchase and disposal of investments, property, plant and equipment and computer software that form part of net cash flow from investing activities. The group's management believes the measure assists users of the financial statements in understanding the group's cash generating performance as it comprises items which arise from the running of the ongoing business.

        The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the purchase and disposal of subsidiaries, associates and businesses. The group's management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group has either a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

        The free cash flow measure is used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Business review (continued)

Restatement of prior years' operating profit

As reported in note 1 in the consolidated financial statements, Diageo adopted the amendment to IAS 38 – Intangible assets and IFRS 8 – Operating segments from 1 July 2009. In addition, Diageo changed its accounting policy in respect of the accounting for returnable bottles and crates. The segmental figures for operating profit before exceptional items for the years ended 30 June 2009 and 2008 have been restated as follows:

Year ended 30 June 2009

	As previously reported	Amendment to IAS 38	IFRS 8	Returnables	Restated	Restated organic growth
	£ million	£ million	£ million	£ million	£ million	%
North America	1,156	(2)	(16)	—	1,138	(1)
Europe	856	(10)	7	—	853	(1)
International	645	(3)	17	(10)	649	11
Asia Pacific	164	—	(5)	—	159	3
Corporate	(208)	—	(3)	—	(211)	—

	2,613	(15)	—	(10)	2,588	4

Year ended 30 June 2008

	As previously reported	Amendment to IAS 38	IFRS 8	Returnables	Restated
	£ million	£ million	£ million	£ million	£ million
North America	907	(3)	24	—	928
Europe	798	1	(11)	—	788
International	593	(2)	(6)	(9)	576
Asia Pacific	170	(1)	(10)	—	159
Corporate	(164)	—	3	—	(161)

	2,304	(5)	—	(9)	2,290

For further information and the impact on the group's consolidated results and financial position, see note 1 in the consolidated financial statements. All amounts shown in the tables above under 'Amendment to IAS 38' are in respect of marketing spend on which the other restatements have no impact. The following table summarises the impact of the restatement on marketing spend by operating segment for the years ended 30 June 2009 and 2008:

	Year ended 30 June 2009		Year ended 30 June 2008
	As previously reported	Restated	As previously reported	Restated
	£ million	£ million	£ million	£ million
	£ million	£ million	£ million
North America	429	431	366	369
Europe	419	429	438	437
International	256	259	244	246
Asia Pacific	208	208	191	192

	1,312	1,327	1,239	1,244

Business review (continued)

Operating results 2010 compared with 2009

Summary consolidated income statement

	Year ended 30 June
	2010	2009 (restated)
	£ million	£ million
Sales	12,958	12,283
Excise duties	(3,178)	(2,972)

Net sales	9,780	9,311
Operating costs	(7,029)	(6,723)

Operating profit before exceptional items	2,751	2,588
Exceptional items	(177)	(170)

Operating profit	2,574	2,418
Sale of businesses	(15)	—
Net finance charges	(462)	(592)
Share of associates' profits after tax	142	164

Profit before taxation	2,239	1,990
Taxation	(477)	(286)

Profit from continuing operations	1,762	1,704
Discontinued operations	(19)	2

Profit for the year	1,743	1,706

Attributable to:
Equity shareholders	1,629	1,605
Minority interests	114	101

	1,743	1,706

Sales and net sales    On a reported basis, sales increased by £675 million from £12,283 million in the year ended 30 June 2009 to £12,958 million in the year ended 30 June 2010. On a reported basis net sales increased by £469 million from £9,311 million in the year ended 30 June 2009 to £9,780 million in the year ended 30 June 2010. Exchange rate movements increased reported sales by £346 million and reported net sales by £267 million.

Operating costs before exceptional items    On a reported basis, operating costs before exceptional items increased by £306 million in the year ended 30 June 2010 due to an increase in cost of sales of £175 million, from £3,878 million to £4,053 million, an increase in marketing expenses of £92 million from £1,327 million to £1,419 million, and an increase in other operating expenses before exceptional costs of £39 million, from £1,518 million to £1,557 million. The impact of exchange rate movements increased total operating costs before exceptional items by £141 million.

Exceptional operating items    Exceptional items are those that, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

        Exceptional operating costs of £177 million for the year ended 30 June 2010 (2009 – £170 million) comprised a net charge of £142 million (2009 – £170 million) in respect of restructuring programmes

Business review (continued)

and an impairment charge of £35 million (2009 – £nil) in respect of the Ursus brand reflecting the impact of the significant downturn in the economy in one of its principal market, Greece. Restructuring programmes comprise £85 million (2009 – £166 million) for the global restructuring programme announced in February 2009 primarily in respect of employee and contract termination charges, £93 million (2009 – £nil) for the restructuring of Global Supply operations announced in July 2009 principally in Scotland, £12 million (2009 – £4 million) for the restructuring of brewing operations in Ireland announced in 2008 in respect of accelerated depreciation, and a £48 million net credit (2009 – £nil) for the restructuring of the wines business in the United States comprising an £89 million gain on the sale and leaseback of land, a £17 million charge for the write down of inventories and other charges of £24 million.

        The total restructuring cash expenditure in the year ended 30 June 2010 is £145 million (2009 – £53 million) of which £122 million relates to the global restructuring programme.

Post employment plans    Post employment net costs for the year ended 30 June 2010 were a charge of £133 million (2009 – £63 million) comprising £92 million (2009 – £98 million) included in operating costs before exceptional items, pension curtailment gains of £6 million (2009 – £33 million) in exceptional operating items and a charge of £47 million (2009 – gain of £2 million) in net finance charges. In the year ending 30 June 2011, the finance charge under IAS 19 is expected to be £5 million.

        The deficit before taxation in respect of post employment plans decreased by £178 million from £1,383 million at 30 June 2009 to £1,205 million at 30 June 2010. The reduction in the deficit included £147 million transferred into the UK Diageo Pension Scheme (the UK Scheme) from escrow under the deficit funding arrangements paid by the company in prior years. Deficit funding contributions to the group's UK and Irish pension schemes in the year ended 30 June 2010, other than the transfer to the UK Scheme of amounts paid into escrow in prior years, were £55 million.

Operating profit    Reported operating profit for the year ended 30 June 2010 increased by £156 million to £2,574 million from £2,418 million in the prior year. Exchange rate movements increased operating profit for the year ended 30 June 2010 by £122 million. Before exceptional operating items, operating profit for year ended 30 June 2010 increased by £163 million to £2,751 million from £2,588 million in the prior year. Exchange rate movements increased operating profit before exceptional items for the year ended 30 June 2010 by £126 million.

Exceptional non-operating items    A loss of £15 million on sale of businesses comprises a charge of £26 million in respect of the anticipated loss on the disposal of certain non-strategic wine brands in the United States in the year ending 30 June 2011 and a gain of £11 million arising on the revaluation of the current equity holding in the London Group, the owner of the Nuvo brand, to revalue Diageo's stake to fair value, following the acquisition of a majority equity stake in the London Group.

Net finance charges    Net finance charges comprising net interest charge and net other finance charges decreased from £592 million in the year ended 30 June 2009 to £462 million in the year ended 30 June 2010.

        The net interest charge decreased by £141 million from £516 million in the prior year to £375 million in the year ended 30 June 2010. The reduction in the interest charge arose principally from a decrease in average floating interest rates which resulted in a reduction in interest charges of £90 million, from a decrease in average net borrowings in the year driven by strong cash flow generation and from a positive movement on the revaluation to year end market rates of interest swaps under IAS 39 of £20 million.

Business review (continued)

        The income statement interest cover was 7.7 times and cash interest cover was 10.3 times.

        Net other finance charges for the year ended 30 June 2010 were £87 million (2009 – £76 million). There was an increase of £49 million in finance charges in respect of post employment plans from £2 million finance income in the year ended 30 June 2009 to a £47 million charge in the year ended 30 June 2010. Other finance charges also include £18 million (2009 – £21 million) on unwinding of discounts on liabilities, a hyperinflation adjustment of £16 million (2009 – £nil) in respect of the Venezuela operations, £10 million (2009 – £33 million) in respect of exchange rate translation differences on inter-company funding arrangements where hedge accounting was not applicable and £4 million income (2009 – £13 million charge) in respect of other finance charges. In the year ended 30 June 2009 £11 million was recognised in respect of exchange movements on net borrowings not in a hedge relationship.

Associates    The group's share of associates' profits after interest and tax was £142 million for the year ended 30 June 2010 compared to £164 million in the prior year. Diageo's 34% equity interest in Moët Hennessy contributed £134 million (2009 – £151 million) to share of associates' profits after interest and tax.

Profit before taxation    Profit before taxation increased by £249 million from £1,990 million in the prior year to £2,239 million in the year ended 30 June 2010.

Taxation    The reported tax rate for the year ended 30 June 2010 was 21.3% compared with 14.4% for the year ended 30 June 2009. Factors that reduced the reported tax rate in the prior year included settlements agreed with tax authorities that gave rise to changes in the value of deferred tax assets and tax provisions.

Discontinued operations    Discontinued operations in the year ended 30 June 2010 represent a charge after taxation of £19 million in respect of anticipated future payments to new thalidomide claimants. The credit of £2 million in the year ended 30 June 2009 relates to the Pillsbury disposal.

Exchange rate and other movements    Exchange rate movements are calculated by retranslating the prior year results as if they had been generated at the current year exchange rates. The difference is excluded from organic growth.

        The estimated effect of exchange rate and other movements on profit before exceptional items and taxation for the year ended 30 June 2010 was as follows:

Gains/(losses)
£ million
Operating profit before exceptional items
Translation impact	37
Transaction impact	133
Impact of IAS 21 on operating profit	(44)

Total exchange effect on operating profit before exceptional items	126
Interest and other finance charges
Net finance charges – translation impact	2
Mark to market impact of IAS 39 on interest expense	20
Impact of IAS 21 and IAS 39 on other finance charges	34
Associates – translation impact	4

Total effect on profit before exceptional items and taxation	186

Business review (continued)

	Year ended 30 June 2010	Year ended 30 June 2009
Exchange rates
Translation £1 =	$1.57	$1.60
Transaction £1 =	$1.67	$2.29
Translation £1 =	€1.13	€1.17
Transaction £1 =	€1.30	€1.40

        The current situation in Venezuela with respect to currency controls and the official exchange rate is uncertain. In the year ended 30 June 2010 the Venezuelan denominated operating profit amounted to VEF485 million which was translated at the official exchange rate, $1 = VEF2.15 (£1 = VEF3.51) in the six months ended 31 December 2009 and $1 = VEF4.3 (£1 = VEF6.4) in the six months ended 30 June 2010. If the translation exchange rate is changed in fiscal 2011 this would most likely give rise to an adverse currency movement.

Dividend    The directors recommend a final dividend of 23.50 pence per share, an increase of 6% from the year ended 30 June 2009. The full dividend would therefore be 38.10 pence per share, an increase of 5.5% from the year ended 30 June 2009. Subject to approval by shareholders, the final dividend will be paid on 19 October 2010 to shareholders on the register on 10 September 2010. Payment to US ADR holders will be made on 25 October 2010. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 27 September 2010.

Analysis by business area and brand

In order to assist the reader of the financial statements, the following comparison of 2010 with 2009 includes tables which present the exchange, acquisitions and disposals and organic components of the year on year movement for each of volume, sales, net sales, marketing spend and operating profit. Organic movements in the tables below are calculated as follows:

(a)    The organic movement percentage is the amount in the column headed Organic movement in the tables below expressed as a percentage of the aggregate of the amount in the column headed 2009 Reported, the amount in the column headed Exchange and the amount, if any, in respect of disposals included in the column headed Acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to recalculate the prior year results as if they had been generated at the current year's exchange rates.

(b)    Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current year, the group, in organic movement calculations, adjusts the results for the comparable prior year to exclude the amount the group earned in that year that it could not have earned in the current year (i.e. the period between the date in the prior year, equivalent to the date of the announcement of the disposal in the current year, and the end of the prior year). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the prior year then its contribution would be completely excluded from that prior year's performance in the organic movement calculation, since the group recognised no contribution from that business in the current year. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the prior year, the post acquisition results in the current year are excluded from the organic movement calculations. For acquisitions in the prior year, post acquisition results are included in full in the prior year but are only included from the

Business review (continued)

anniversary of the acquisition date in the current year. The acquisition adjustment also eliminates the impact of transaction costs directly attributable to acquisitions that have been publicly announced and charged to operating profit in either year.

        The organic movement calculations for volume, sales, net sales, marketing spend and operating profit before exceptional items for the year ended 30 June 2010 were as follows:

	2009 Reported units		Acquisitions and disposals units	Organic movement units	2010 Reported units	Organic movement
	million		million	million	million	%
Volume
North America	53.0		0.1	(1.3)	51.8	(2)
Europe	39.0		(0.1)	0.3	39.2	1
International	37.0	*	0.3	3.0	40.3	8
Asia Pacific	11.8		—	0.3	12.1	2

Total	140.8	*	0.3	2.3	143.4	2

*
Decreased by 0.5 million equivalent units from the figures reported for the year ended 30 June 2009.

	2009 Reported	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2010 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Sales
North America	3,858	103	15	(123)	3,853	(3)
Europe	4,279	78	13	1	4,371	—
International	2,803	18	10	391	3,222	14
Asia Pacific	1,268	146	—	28	1,442	2
Corporate	75	1	—	(6)	70

Total sales	12,283	346	38	291	12,958	2

Business review (continued)

	2009 Reported	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2010 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales
North America	3,290	91	15	(90)	3,306	(3)
Europe	2,750	53	10	(54)	2,759	(2)
International	2,286	21	9	311	2,627	13
Asia Pacific	910	101	—	7	1,018	1
Corporate	75	1	—	(6)	70

Total net sales	9,311	267	34	168	9,780	2

Excise duties	2,972				3,178

Total sales	12,283				12,958

Marketing spend(4)
North America	431	12	1	28	472	6
Europe	429	9	—	(26)	412	(6)
International	259	7	1	35	302	13
Asia Pacific	208	18	—	7	233	3

Total marketing spend	1,327	46	2	44	1,419	3

Operating profit(4)
North America	1,138	26	3	3	1,170	—
Europe	853	11	1	(6)	859	(1)
International	649	(27)	(6)	155	771	25
Asia Pacific	159	14	(7)	10	176	6
Corporate	(211)	102	—	(116)	(225)

Total operating profit before exceptional items	2,588	126	(9)	46	2,751	2

Exceptional items(3)	(170)				(177)

Total operating profit	2,418				2,574

Notes

(1)
The exchange adjustments for sales, net sales, marketing spend and operating profit are primarily the retranslation of prior year reported results at current year exchange rates and are principally in respect of the strengthening of the euro and the US dollar partially offset by the weakening of the Nigerian naira and the Venezuelan bolivar fuerte.

(2)
The impacts of acquisitions and disposals are excluded from the organic movement percentages. In the year ended 30 June 2010 there were no acquisitions or disposals impacting organic growth but adjustment is made to exclude the impact of the disposal of the Bordeaux wine agency business in the United States and the acquisitions of Stirrings LLC and the distribution rights of Grand Marnier and Windhoek completed in the year ended 30 June 2009. Adjustment is also made to exclude directly attributable transaction costs incurred in the year ended 30 June 2010 of £12 million primarily in respect of the potential acquisitions of an additional equity stake in Quanxing and of Serengeti Breweries.

Business review (continued)

(3)
Operating exceptional items in the year ended 30 June 2010 comprised charges of £85 million in respect of the global restructuring programme, £93 million (2009 – £166 million) for the restructuring of Global Supply operations, £12 million (2009 – £4 million) in respect of the restructuring of Irish brewing operations, £48 million net credit for the restructuring of wine business in the United States and £35 million charge in respect of impairment of the Ursus brand.

(4)
The figures for the year ended 30 June 2009 have been restated following the adoption of the amendment to IAS 38 – Intangible assets and IFRS 8 – Operating segments and the change to the accounting treatment of returnables. See note 1 to the consolidated financial statements and page 35 for an explanation of the effect of the restatements.

Brand performance overview

	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Global priority brands	—	(1)	3
Other brands**	4	5	8
Total	2	2	5
Global priority brands***
Johnnie Walker	11	7	12
Smirnoff	(1)	(4)	—
Baileys	(1)	(4)	—
Captain Morgan	3	2	5
Jose Cuervo	(13)	(14)	(12)
JeB	(7)	(8)	(3)
Tanqueray	1	(1)	2
Guinness	(3)	—	—
Other brands
Crown Royal – North America	—	(1)	2
Buchanan's – International	11	15	13
Ketel One – North America	2	4	6
Windsor – Asia Pacific	—	—	9

*
Volume movement is both reported and organic.

**
Other brands consist of local priority brands and category brands. Movements in organic volume, reported volume, organic net sales and reported net sales for local priority brands are 2%, 2%, 1% and 4%, respectively, and for category brands 5%, 6%, 8% and 12%, respectively. The classification of brands as local priority brands and category brands has been discontinued for reporting purposes.

***
Spirits brands excluding ready to drink.

Johnnie Walker:    Strong second half growth led by developing markets was the key driver of the full year performance of the Johnnie Walker brand. Johnnie Walker Black Label was the fastest growing variant with double-digit net sales growth driven by GTME, Latin America and South East Asia.

Business review (continued)

Marketing spend increased globally behind the "Walk with Giants" campaign and visibility of the brand was increased in GTME. Four percentage points of negative price/mix resulted from the slower volume growth of super deluxe variants and an increase in price promotional activity.

Smirnoff:    In developed markets, which account for over 80% of Smirnoff's net sales, the vodka category was intensely competitive. In North America, Smirnoff net sales declined 7% mainly due to lapping the increase in stock levels of the prior year. Effective marketing campaigns continued to build the brand's equity and strong consumer offers during key selling periods led to volume share gains in the United States. There was a similar trend in promotional activity in Great Britain where volume grew ahead of net sales. In the brand's largest developing markets of Brazil and South Africa, net sales grew solidly reflecting Diageo's confidence in the future growth of the vodka category in these key markets. Globally, marketing spend was increased, accelerating in the second half behind flavour launches and activation of the global marketing programme "Be There".

Baileys:    After a difficult first half, the brand grew volume and net sales in the second half as markets increased visibility on shelf through the "Baileys Bows" activation and flavours were launched into new markets. An increase in promotional activity, particularly in Europe over the Christmas period, led to 3 percentage points of negative price/mix.

Captain Morgan:    Very strong growth of Captain Morgan in Europe and International offset 3% net sales decline in North America. In the United States, growth of the rum category slowed during the year but Captain Morgan benefited from a range of successful innovations and grew volume and value share. The brand grew strongly in Canada with net sales up 7%. Marketing spend increased 25% in North America and 36% globally. This spend was weighted to the second half and drove net sales up 7% in that period.

Jose Cuervo:    The ongoing weakness of the North American on trade and aggressive pricing from competitors led to a sharp decline in Jose Cuervo. The new variant, Especial Silver continued to perform well and is now the fastest growing silver tequila in the US off trade. However, Jose Cuervo's super and ultra premium variants, Tradicional and Platino, were significantly impacted as consumers traded down to less expensive 100% agave tequilas.

JeB:    The majority of the brand's net sales decline stemmed from Iberia as the spirits market in that region continued to decline, particularly in the on trade. JeB grew share in the on trade in Spain but lost share in the off trade as consumers traded down to less expensive brands in that channel. There was improvement in the second half led by growth in developing markets and a reduction in the rate of decline in Spain.

Tanqueray:    Double-digit net sales growth in Spain and Great Britain only partially offset 4% net sales decline in North America. Weakness of the higher priced Rangpur and Tanqueray 10 variants led to negative price/mix of 2 percentage points.

Guinness:    Guinness, comprising a little over half of total beer net sales, posted flat net sales with strong double-digit growth in South East Asia broadly offsetting a 2% decline in Europe and flat net sales in Africa. In Great Britain and Ireland, Guinness once again gained share but net sales declined as a result of the continued decline of beer in those markets. In Africa, where the brand typically sells at a significant price premium to local lagers, performance slowed as some consumers chose to trade down to less expensive lagers; Performance by market, however, was varied. Strong net sales growth in East Africa was offset by declines in Ghana, due to utility shortages and higher taxes, and in Nigeria where some consumers traded down to less expensive lager brands.

Business review (continued)

Marketing spend

Marketing spend was up 3% driven by major increases in proven campaigns behind Diageo's most important brands and categories in the second half. This resulted in double-digit increases in full year spend behind the vodka and rum categories. Spend on vodka was up 13% mainly behind Smirnoff in North America and International. Marketing spend was also up on Cîroc in the United States and on Ketel One vodka worldwide. Investment behind Captain Morgan grew 36% in the year, up 25% in North America, up over 60% in International and almost doubled in Europe. Marketing spend on scotch represents Diageo's biggest category spend and while the percentage increase was in single digits the absolute increase was similar to that in vodka and rum. Over half of the increase in spend on scotch was behind Johnnie Walker in International. Baileys marketing spend reduced in absolute terms and as a percentage of net sales as the brand team reviewed the marketing campaign. Reduction in marketing spend behind Guinness in Europe was driven by media deflation and comparison against the prior year when spend was up behind innovation. This was broadly offset by increased marketing spend in beer in the other regions. Spend was down 2% on ready to drink and up 7% on wine.

Customer marketing

Diageo continued to invest to enhance the capabilities of its customer marketing function which now consists of about 500 people in over 30 countries covering over 80% of Diageo's net sales. This had a tangible impact, creating demand for Diageo's brands at the point of purchase, where on average 40% of final purchase decisions are made. Diageo made it easier for shoppers to find, choose and buy products in the spirits category forming partnerships with customers which helped them offer the right range of products, the appropriate amount of shelf space and providing enhanced navigation through signage. Diageo also delivered a large number of cross brand and category focused campaigns such as the "Summer Spirits" campaign in Great Britain, the multi-brand Christmas campaign in Latin America and the "Whiskey Festival" which was executed in multiple markets.

Corporate revenue and costs    Net sales were £70 million in the year ended 30 June 2010, down £5 million from £75 million in the prior year. Net operating costs before exceptional items, increased by £14 million in the year ended 30 June 2010 to £225 million.

        Diageo undertakes the majority of its currency transaction hedging centrally and therefore £104 million of positive year on year transaction impact was taken to corporate. In addition there was a negative year on year translation impact of £2 million in corporate. The geographical regions are reported using forecast transaction exchange rates with the difference between forecast and achieved rates being included in corporate. This amounted to an incremental £82 million cost this year. There was a £34 million increase in underlying corporate net costs mainly due to higher systems investment and business development charges together with the legal and accounting costs associated with ongoing regulatory matters.

North America

Key highlights

  •
  Diageo's key spirits brands gained share, outperforming most major competitors

  •
  Shipments and depletions were in line and therefore comparison against fiscal 2009, when shipments exceeded depletions, contributed to the volume decline against the prior year

Business review (continued)

  •
  Strong performance by reserve brands improved mix in the second half as the super premium segment returned to growth

  •
  Diageo's brands continued to sell at a price premium

  •
  Diageo's beer brands outperformed other imported beers and gained share

  •
  Innovation in the year added significantly to net sales as Diageo addressed changing consumer trends

  •
  Ready to drink declined overall but innovation in the year improved the performance of Smirnoff ready to drink in the United States

  •
  Marketing spend increased by 20% in the second half with investment behind innovation launches and key brands

  •
  Margins benefited from production and overhead cost savings and lower raw material costs

Key measures	2010	2009	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			(2)	(2)
Net sales	3,306	3,290	—	(3)
Marketing spend	472	431	10	6
Operating profit before exceptional items	1,170	1,138	3	—
Operating profit	1,132	1,115	2

Reported performance    Net sales increased by £16 million in the year ended 30 June 2010 to £3,306 million, from £3,290 million in the prior year. Reported operating profit before exceptional items increased by £32 million in the year ended 30 June 2010 to £1,170 million, from £1,138 million in the prior year. Operating profit increased by £17 million in the year ended 30 June 2010 to £1,132 million, from £1,115 million in the prior year.

Organic performance    The weighted average exchange rate used to translate US dollar sales and profit moved from £1 = $1.60 in the year ended 30 June 2009 to £1 = $1.57 in the year ended 30 June 2010. Exchange rate impacts increased net sales by £91 million, acquisitions increased net sales by £15 million and there was an organic decrease in net sales of £90 million. Exchange rate impacts increased operating profit before exceptional items by £26 million, acquisitions and disposals increased operating

Business review (continued)

profit before exceptional items by £3 million and there was an organic increase in operating profit of £3 million.

Brand performance	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	(4)	(5)	(4)	(2)
Other brands*	(1)	—	—	4
Total	(2)	(3)	(2)	—
Key brands**
Johnnie Walker	5	4	5	6
Smirnoff	(3)	(7)	(3)	(4)
Baileys	(7)	(7)	(7)	(4)
Captain Morgan	(2)	(3)	(2)	—
Jose Cuervo	(15)	(16)	(15)	(14)
Tanqueray	(2)	(4)	(2)	(1)
Crown Royal	—	(1)	—	2
Guinness	5	4	5	8
Ready to drink	(5)	(7)	(5)	(2)

*
Other brands consist of local priority brands and category brands. Movements in organic volume, reported volume, organic net sales and reported net sales for local priority brands are (1)%, (1)%, (1)% and 1%, respectively, and for category brands (1)%, 0%, 3% and 9%, respectively. The classification of brands as local priority brands and category brands has been discontinued for reporting purposes.

**
Spirits brands excluding ready to drink.

United States    Johnnie Walker continued to outperform a difficult scotch category. Net sales grew 5% and share grew 1.1 percentage points led by Johnnie Walker Red, Black and Gold Labels. Discounting in the first half and slower net sales growth of some of the higher priced variants led to negative price/mix. Marketing spend increased 23% in the second half focused on the House of Walker mentoring programme, multicultural programmes and Father's Day media.

        The premium vodka segment in the United States continued to be highly competitive. Comparison against the prior fiscal year when stock levels rose, led to volume decline of Smirnoff. Smirnoff maintained its position as the leading vodka gaining 0.4 percentage points of volume share while value share declined 0.1 percentage points as a result of consumer promotions. Marketing spend behind the brand increased 24% behind the 'Be There' campaign and launch of the new 'I Choose' platform using television, digital, social networking and experiential programming.

        Despite continued consumer sentiment that liqueurs are luxury products, Baileys' performance markedly improved in the second half, driven by a reduction in the price gap against its leading competitor and targeted promotions. Baileys gained 0.4 percentage points of volume share and maintained its value share. Marketing spend reduced as focus was limited to the holiday season and a reduction in non-working dollars, which increased efficiency of the total marketing spend.

        Captain Morgan volume declined as stock levels were maintained against an increase in fiscal 2009 and a slowdown of growth in the rum category. Captain Morgan Original Spiced Rum posted strong

Business review (continued)

share gains of 0.6 percentage points despite decline in net sales and volume. This was partially offset by the introduction of Captain Morgan Lime Bite. Increased discounting to meet consumer demand for lower priced alternatives contributed to the decline in net sales. Marketing spend increased dramatically behind the 'Calling All Captains' campaign, 'Captain and Cola' programming and the launch of Captain Morgan Lime Bite.

        Jose Cuervo continued to be impacted as the competitive tequila category and heavy discounting from the leading competitor drove the reduction in volume and net sales. This was partially offset by the strong performance of Especial Silver, which has become the fastest growing silver tequila in the US off trade. Although Jose Cuervo lost share overall in the United States, down 1.7 percentage points, Especial, its leading variant, extended its position and gained 0.8 percentage points of share.

        Tanqueray net sales declined 3% as the gin category continued to decline with domestic brands taking share from imports. There was some negative mix caused by the weak performance of Tanqueray 10. Marketing spend increased and brand image improved.

        Crown Royal net sales were flat for the full year, but the brand grew strongly in the second half driven by innovation and growth of some of the higher priced variants. Crown Royal Black quickly became the number 1 new product in IRI's new product tracker. Price/mix was flat as price reductions on Crown Royal Extra Rare and Crown Royal Cask 16 offset mix improvement from Crown Royal Black. Crown Royal outperformed the category and gained 0.3 percentage points of share. Marketing on the brand increased behind the NASCAR sponsorship, multicultural marketing programmes and the launch of Crown Royal Black.

        Guinness volume growth was driven by the performance of Guinness Draft in Can, Guinness Extra Stout and Guinness Kegs, as it lapped the planned destock of the prior year. Although imported beers declined, Guinness grew share by 0.1 percentage points. Marketing spend increased behind the '250th Celebration', Arthur's Day and the integrated campaign 'Fortune Favors the Bold'.

        The reserve brands performed strongly with volume up 7% and net sales up 9% as the super premium segment returned to growth.

        Net sales growth was driven predominantly by innovation in the year around Ketel One vodka up 4% and Cîroc up 48%, each supported by strong marketing campaigns. Bulleit Bourbon performed well especially in the on trade with net sales up 23%. Buchanan's Special Reserve and Red Seal grew net sales 44% and 32% respectively and became the fastest growing blended scotch brand in the United States. Buchanan's is the clear leader in the US Hispanic market.

        Following the planned destock of the prior year, Diageo's beer brands grew volume 4% and net sales 4% driven predominantly by Guinness. Harp and Smithwicks also grew volume and net sales, albeit off a small base. The introduction of Red Stripe Light helped grow net sales of Red Stripe 3%.

        Diageo's wine business gained 0.1 percentage points of volume share and held value share. Volume growth in Sterling Vineyards, San Telmo and Stellani di Notte were offset by declines in Beaulieu Vineyard, Chalone Vineyard and Barton & Guestier. Net sales declined as consumers continued to trade down to lower price points. Diageo introduced nine new wine brands or varietals aimed at addressing the consumer demand for quality wines at value price points and the appeal for blends. In March 2010, Diageo announced the restructuring of the North American wine division (which included a sale and leaseback transaction and the intended sale of non-strategic brands) to reduce the cost base and improve returns.

Business review (continued)

        Ready to drink remains challenging for Diageo. Net sales were down 5% and Diageo lost share. Smirnoff malt-based products grew net sales 6% as the strong performance of Smirnoff Ice Mango, Smirnoff Ice Multipack and the introduction of Smirnoff Mixed Drinks, offset the decline of established products. Similarly in the ready to serve segment innovation offset a decline in existing products. In the second half innovation behind Jose Cuervo Margaritas drove improved performance with the introduction of pomegranate and mango flavored margaritas but the segment remains highly competitive.

        Diageo launched over 30 innovations during the year spanning spirits, beer, wine and ready to drink and through the fiscal year averaged 5 of the top 10 new items in IRI. Innovation included extensions, which enhanced core brands such as Captain Morgan Lime Bite, Smirnoff Dark Roasted Espresso, Cîroc Coconut and Ketel One Oranje, as well as new brands such as Wily Jack wine and Moon Mountain vodka. Performance of innovation was led by Crown Royal Black, Cîroc Red Berry and Smirnoff mixed drinks.

        Marketing spend increased by 7%. In the second half spend was up 23%, focused behind innovation and up-weighted investment on key spirits brands, such as Captain Morgan, Johnnie Walker, Smirnoff, Crown Royal and Cîroc.

        Diageo has worked with key accounts at national, regional and local levels to bring shopper and category insights to optimise sales of beverage alcohol in their stores. In addition, Diageo has developed and rolled out shopper-insight driven programmes behind Diageo's brands. These programmes capture the shoppers' attention in off trade stores and on trade restaurants, bars and clubs, meeting shoppers' needs at the point of purchase. Focus on the customer marketing agenda resulted in improved visibility for Diageo's brands in thousands of on and off trade accounts.

Canada    Performance in Canada declined with volume down 1% and net sales down 4%. Spirits volume was impacted by destocking in the first half but Captain Morgan and JeB grew in the full year. Net sales declined as consumers continued to trade down and there was a shift from spirits to beer and ready to drink. Beer volume increased 17% and net sales grew 15% due to the good performance of Harp and Red Stripe. Wine grew volume 27% and net sales 31% on the strong growth of Sterling Vineyards. Ready to drink volume declined 15% and net sales declined 18% due to competition in the ready to serve segment.

Europe

Key highlights

  •
  Volume increase was led by the strong performance in Great Britain, up 9%, where successful customer focus increased visibility of Diageo's brands in the off trade during key selling periods

  •
  Continued consumer weakness in Spain and Ireland led to a decline in net sales in those markets

  •
  Russia delivered a very strong performance with significant share gains and double-digit growth following the launch of new brands to capture opportunities in the scotch category as consumers traded down

  •
  Marketing spend reduced in line with consumer trends in difficult markets and was focused behind key brands, Smirnoff and Captain Morgan, and innovation

  •
  Guinness grew share in Great Britain and Ireland but volume was down in a tough beer market

Business review (continued)

Key measures	2010	2009	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			1	1
Net sales	2,759	2,750	—	(2)
Marketing spend	412	429	(4)	(6)
Operating profit before exceptional items	859	853	1	(1)
Operating profit	806	801	1

Reported performance    Net sales increased by £9 million in the year ended 30 June 2010 to £2,759 million, from £2,750 million in the prior year. Reported operating profit before exceptional items increased by £6 million in the year ended 30 June 2010 to £859 million, from £853 million in the prior year. Operating profit increased by £5 million in the year ended 30 June 2010 to £806 million, from £801 million in the prior year.

Organic performance    The weighted average exchange rate used to translate euro sales and profit moved from £1 = €1.17 in the year ended 30 June 2009 to £1 = €1.13 in the year ended 30 June 2010. Exchange rate impacts increased net sales by £53 million, acquisitions and disposals increased net sales by £10 million and there was an organic decrease in net sales of £54 million. Exchange rate impacts increased operating profit before exceptional items by £11 million, acquisitions and disposals increased operating profit before exceptional items by £1 million and there was an organic decrease in operating profit before exceptional items of £6 million.

Brand performance	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	(1)	(3)	(1)	(2)
Other brands*	5	—	5	3
Total	1	(2)	1	—
Key brands**
Johnnie Walker	(6)	(4)	(6)	(2)
Smirnoff	—	(6)	—	(5)
Baileys	3	(3)	3	(1)
JeB	(8)	(10)	(8)	(6)
Guinness	(4)	(2)	(4)	(1)
Ready to drink	(6)	(2)	(6)	(1)

*
Other brands consist of local priority brands and category brands. Movements in organic volume, reported volume, organic net sales and reported net sales for local priority brands are 2%, 2%, (4)% and (2)%, respectively, and for category brands 7%, 8%, 4% and 7%, respectively. The classification of brands as local priority brands and category brands has been discontinued for reporting purposes.

**
Spirits brands excluding ready to drink.

Great Britain    A strong performance was delivered in Great Britain with volume up 9% and net sales up 5%, driven by double-digit volume growth from spirits and wine. Solid share gains were achieved in spirits in the key off trade channel through a continued promotional strategy although key Diageo

Business review (continued)

brands continued to sell at a price premium relative to their category. The on trade, in contrast, continued to decline in the low single digits although the rate of pub closures slowed. In this context, Guinness outperformed the beer category with broadly flat net sales through the success of the 'Bring It to Life' and '250th Celebration' campaigns. Baileys and Pimm's both performed well with good volume, net sales and share growth driven by the continued strength of Baileys Flavours and distribution gains of Pimm's supported by a national television campaign. Smirnoff Flavours continued to grow strongly and have been particularly successful in the off trade, where it is now the best selling flavoured vodka range. The negative price/mix of 4 percentage points in Great Britain was driven by the faster growth of the grocery channel with its competitive promotional environment.

Ireland    Diageo's volume and net sales declined 6% and 8% respectively in Ireland, primarily driven by the weakness of the key on trade channel, but with share gains in beer and spirits. Guinness net sales decreased 5% but grew share, especially in the key Republic of Ireland on trade channel, where it has shown over 30 months of consecutive share growth, driven partly by the success of the '250th Celebration' campaign. Harp and Smithwicks also grew share following the successful launch of Harp Ice Cold and the repositioning of Smithwicks brand. Carlsberg performed broadly in line with the market while Budweiser lost share.

Iberia    Difficult economic conditions continued to impact Iberia, with consumer driven sectors still experiencing weakness. The rate of decline of spirits slowed but the category remained adversely affected by consumers trading down to less expensive brands and categories and the shift towards at home consumption. The off trade continued to grow and is now approaching 40% of the total market, although the majority of this growth is being driven by own label brands at lower price points. Diageo's volume and net sales were down 5% and 7% respectively. Aggressive pricing and on trade decline led to negative price/mix. JeB was impacted by the fall in scotch consumption in the on trade channel in Spain and volume decreased 12%. In contrast, Johnnie Walker continued to capitalise on its great brand momentum and increased volume, net sales and share. Similarly, cocktail innovation including Cacique Mojito performed well in the off trade.

Eastern Europe    Double-digit volume and net sales growth were delivered in Russia, reflecting the successful introduction of lower priced scotch brands into the market to appeal to value conscious consumers and maintain category participation. White Horse and Bell's captured this momentum, delivering strong volume and net sales growth. Captain Morgan also achieved good growth following the introduction of smaller sized bottles. In Eastern Europe, net sales declined as distributors and wholesalers continued to reduce their inventories and consumer demand remained weak. However, growth was achieved in certain countries on key brands, such as the double-digit net sales increase on Johnnie Walker Red Label in Poland and Bushmills in Bulgaria.

Other European markets    In Greece, net sales declined 4% for the year. Growth in the first half and the resilience of Diageo's scotch brands partly offset the decline in the second half as the government introduced tough austerity measures and excise taxes on alcohol were increased 87%. In Northern Europe, net sales and volume declined 1%, driven by the competitive pricing environment in Germany. Captain Morgan grew volume and net sales strongly following the recent focus on the brand.

Brands and activities    Johnnie Walker volume and net sales declined 6% and 4% respectively, driven by a weak performance in the first half in Eastern Europe and Russia. Price increases in Greece and the growth of Johnnie Walker Black Label in Spain, Greece and Turkey, led to 2 percentage points of positive price/mix. Similarly, Johnnie Walker Red Label showed a very strong performance in Spain and in Poland, gaining share and significantly growing volume and net sales.

Business review (continued)

        Smirnoff volume was flat and net sales were down 6%. This performance was driven by the sharp decline of the vodka category in Ireland and heightened competition in Poland, where local vodka brands returned to popularity during the economic downturn. Despite the difficult context, Smirnoff grew share in Ireland, driven by the on trade and extending its market leading position. In Great Britain, Smirnoff's largest European market, the brand lost share in the on trade but remained the best selling vodka and made strong share gains in the growing off trade.

        Baileys increased volume 3% with net sales down 3%. A strong performance in Great Britain, its largest European market, with volume and net sales up 17% and 5% respectively, was driven by the double-digit growth in the off trade and the rapid growth of Baileys Flavours. The marketing strategy focused on in-store activity to improve visibility during key selling periods, such as the joint display of Baileys Original and Baileys Flavours. This performance was offset by weak results in Germany and the decline of the liqueurs category in Eastern Europe.

        JeB remained in decline with volume and net sales down 8% and 10% respectively, following the continued weakness of the scotch category in Spain and the increased competition by local and own label whisky brands in this market.

        Guinness volume and net sales declined across the region by 4% and 2% respectively, mainly caused by the decline of the on trade. In Great Britain, Guinness outperformed the beer category with broadly flat net sales and achieved its highest ever share of the on trade at 8% through the success of the 'Bring it to Life' and '250th Celebration' campaigns. Share gains were also achieved in Ireland, led by the performance in the key Republic of Ireland on trade channel. Price/mix was positive mainly because of a price increase on Guinness Draught in Great Britain.

        The ready to drink segment remained weak with volume and net sales down 6% and 2% respectively, reflecting the continued decline of the segment across the region and more particularly in the on trade. Smirnoff Ice remained in decline in larger markets, where investment in the brand was focused on improving visibility in the off trade.

        Premix cans delivered strong growth in Great Britain with volume and net sales up 23% and 28% respectively, making spirits more accessible to the at home consumer. The successful launch of Smirnoff & Cola in February 2010, supported by television and in-store activity, expanded the range of premix variants to eight. Cacique Mojito in Spain had a strong start and the introduction of Smirnoff Cocktails in Great Britain strengthened Diageo's offering in the growing ready to serve segment.

        As consumer behaviours evolved in Europe, innovation remained a crucial performance driver with particular success in Great Britain, Spain and Russia. In Great Britain performance was driven by a full rollout on Baileys with a hint of Coffee, premix cans and Smirnoff flavoured vodka. The launch of Cacique Mojito ready to serve cocktails in Spain addressed the at home consumption trend. In Russia the launch of Bell's in the scotch value segment provided a lower priced alternative as consumers traded down from higher priced scotch brands.

        The reserve brands grew in Europe focused on Diageo's single malt scotch brands and good growth was achieved on the Classic Malts range in France, Italy and Great Britain. Talisker and The Singleton of Dufftown also performed well, however Cardhu was impacted by the decline of the brand's principal on trade channel in Spain. Zacapa benefited from distribution gains across the region and grew net sales 19%.

        Marketing spend was down 6% in response to the challenging trading conditions across the region and more particularly in Ireland, Iberia and Eastern Europe. It was increased selectively behind proven

Business review (continued)

campaigns on key brands such as Captain Morgan in Northern Europe, the launch of new flavours of Smirnoff in Great Britain and Johnnie Walker in Russia. Media rate deflation in the largest markets led to the realisation of savings on Guinness and Baileys.

        Customer marketing initiatives were designed to ensure the right products are supplied, available and merchandised in the most effective manner in order to win at the point of purchase. The successful collaboration with key grocery customers continued with seasonal campaigns to increase sales at these key occasions.

International

Key highlights

  •
  Latin America and the Caribbean delivered 15% net sales growth, driven by scotch brands Johnnie Walker, Buchanan's and Old Parr

  •
  Growth of lager brands led to 10% net sales growth in Africa

  •
  Global Travel and Middle East returned to growth, led by the strong growth of premium and super premium brands

  •
  Marketing spend increased ahead of net sales behind the key categories of scotch, beer and vodka

Key measures	2010	2009	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			9	8
Net sales	2,627	2,286	15	13
Marketing spend	302	259	17	13
Operating profit before exceptional items	771	649	19	25
Operating profit	766	627	22

Reported performance    Net sales increased by £341 million in the year ended 30 June 2010 to £2,627 million, from £2,286 million in the prior year. Reported operating profit before exceptional items increased by £122 million in the year ended 30 June 2010 to £771 million, from £649 million in the prior year. Operating profit increased by £139 million in the year ended 30 June 2010 to £766 million, from £627 million in the prior year.

Organic performance    Exchange rate impacts increased net sales by £21 million, acquisitions and disposals increased net sales by £9 million and there was an organic increase in net sales of £311 million. Exchange rate impacts decreased operating profit before exceptional items by £27 million,

Business review (continued)

acquisitions and disposals decreased operating profit before exceptional items by £6 million and there was an organic increase in operating profit before exceptional items of £155 million.

Brand performance	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	7	9	7	11
Other brands*	9	19	10	19
Total	8	13	9	15
Key brands**
Johnnie Walker	22	17	22	26
Smirnoff	7	7	7	18
Baileys	1	2	1	8
Buchanan's	11	15	11	13
Guinness	(6)	(1)	(6)	(8)
Ready to drink	(7)	7	(7)	10

*
Other brands consist of local priority brands and category brands. Movements in organic volume, reported volume, organic net sales and reported net sales for local priority brands are 9%, 9%, 16% and 14%, respectively, and for category brands 9%, 11%, 21% and 22%, respectively. The classification of brands as local priority brands and category brands has been discontinued for reporting purposes.

**
Spirits brands excluding ready to drink.

Latin America and the Caribbean    Net sales grew 17% in Venezuela driven by price increases taken to reflect inflation and the weaker Bolivar/US dollar exchange rate. However, volume decreased 4% as the slowdown of the economy resulted in category declines within international spirits. This was especially true of the higher priced scotch segments where many consumers either switched into lower priced categories such as rum or locally produced vodka, or traded down within the category to standard variants. Within this environment, Diageo maintained its clear leadership position of both the scotch and rum categories.

        Volume grew 22% and net sales 15% in the Brazil hub, led by Johnnie Walker and Smirnoff which both grew share and extended their category leadership positions. Negative price/mix was a result of price reductions made in the second half of fiscal 2009. Marketing spend increased behind global brand campaigns such as Johnnie Walker 'Walk with Giants', category marketing programmes such as the Whisky Festival and activation behind Smirnoff, Cîroc and Ketel One vodka during the 2010 football World Cup.

        In Mexico, the strong performance of Johnnie Walker Red Label and Buchanan's Deluxe extended Diageo's position as the clear leader in scotch and led to volume growth of 25% and net sales growth of 31%. Price increases across the scotch range and the faster growth of deluxe variants resulted in 6 percentage points of positive price/mix. Marketing spend was significantly increased behind Johnnie Walker 'Keep Walking' and the 'Buchanan's Forever' platform.

Africa    Despite a challenging economic environment in South Africa, volume and net sales grew 1%. The scotch category was most affected by the reduction in consumer confidence, however Bell's

Business review (continued)

remained the best selling scotch in the market and Diageo's scotch brands grew share. Smirnoff delivered a strong performance, with net sales up 8%. Trading has generally improved in the second half, with signs of trading up starting to appear, particularly in scotch. Sales of beer through the brandhouse joint venture performed very well and grew share. The strong performance in Nigeria continued with net sales up 23% and Diageo gained share of the beer category. Harp, in particular, performed strongly as distribution gains and increased media activity led to excellent net sales growth for the brand. Guinness net sales declined 1% as a weaker economy led many consumers to trade down to lower priced beers. Marketing activity on Guinness was stepped up significantly, primarily behind television advertising of 'The Scout' and activation around the sponsorship of the Nigerian football team, the 'Super Eagles', during the 2010 football World Cup.

        In the East Africa hub, comprising Kenya, Uganda and Tanzania, trading conditions significantly improved in the second half as the domestic economies showed signs of recovery. Diageo's performance steadily improved and the hub delivered flat volume and net sales growth of 10% for the full year. The positive price/mix was due to price increases coupled with the faster growth of the higher margin Guinness brand, which grew net sales 21%. Tusker in Kenya was another highlight, growing net sales 26%.

        Elsewhere in Africa, net sales grew 1% in both Cameroon and Ghana. In Cameroon, growth of Malta Guinness and the introduction of Pilsner lager in November 2009 drove performance. Ghana faced a difficult year as water shortages and power outages reduced production volume while a significant increase in excise duties in January negatively impacted consumer demand. Marketing spend behind Guinness in both Cameroon and Ghana increased significantly.

Global Travel and Middle East    GTME recovered well from the travel reduction in 2009, with volume growth of 15% and net sales growth of 19%. Marketing spend was increased significantly reflecting the important role of GTME as a brand and category building channel. A greater focus on priority customers, increased resources behind shopper understanding and a step-up in programmes to encourage consumers into stores all contributed to the success. The stand out brand performance was from Johnnie Walker, particularly Black Label where net sales grew 38%. The largest non-scotch brands, Baileys, Smirnoff, Captain Morgan and Tanqueray, also grew net sales. Innovation played a significant role in driving growth, especially the launch of Johnnie Walker Double Black and the sustained momentum of Johnnie Walker King George V and The Singleton single malt scotch.

Brands and activities    Johnnie Walker volume grew 22% and net sales 17% with the rebound in performance from last year evident across Red, Black and Blue Labels. Negative price/mix reflected the reinstatement of promotional activity on scotch in Global Travel and price reductions on Johnnie Walker Red Label in Brazil. Johnnie Walker Red Label responded well to the 'Adventure in a Glass' global marketing programme activated across Latin America while improved trading with customers supplying the duty free outlets on the United States/Mexico border also contributed to the improved growth levels. The majority of growth of Johnnie Walker Black and Blue Labels was driven by GTME where the 'Walking with Giants' campaign was activated in 30 airports in the second half.

        Volume and net sales of Smirnoff grew 7%, with the three largest markets of Brazil, South Africa and GTME all posting single-digit increases. In Brazil, a price increase partially offset the reduction taken in fiscal 2009, while strong marketing spend behind the Smirnoff 'Be There' campaign contributed to the brand returning to growth.

Business review (continued)

        Baileys net sales were up 2% across the region as good growth in the largest markets of GTME and Mexico of 7% and 10% respectively were partly offset by a slowdown in the Caribbean and Central America and an initial adverse impact due to a change of route to market for spirits in Nigeria.

        Buchanan's volume and net sales grew 11% and 15% respectively and marketing spend was increased ahead of net sales supporting the 'Buchanan's Forever' programme, which, in its third year, featured sold out concerts in Caracas, Bogota and Mexico City. Father's Day and Whisky Festival promotions across Latin America contributed to improved net sales momentum in the second half.

        Guinness volume declined 6% and net sales 1% as some consumers in Africa traded down to lower priced beers. In the largest markets of Nigeria, Cameroon and Ghana, the brand commands a price premium of upwards of 75% compared to mainstream lager brands. To support brand equity and this strong pricing position, marketing spend was significantly increased behind the '250th Celebration' in the first half and in strengthening the brand's association with football in the second half.

        Ready to drink net sales grew 7% led by the strong performance of Smirnoff ready to drink in Nigeria and Brazil. In South Africa, Smirnoff Ice volume declined as consumers traded into less expensive mainstream beer but the launch of premix versions of Captain Morgan and JeB helped grow ready to drink net sales 8% in that market.

        Marketing spend increased in line with net sales at 13% and was focused behind the largest categories and proven campaigns. By category, the majority of the additional spend was behind scotch as the 'Walk with Giants' marketing programme on Johnnie Walker was activated at scale in both Latin America and GTME. Guinness also received significantly more support in fiscal 2010. Marketing spend increased between 30% and 70% in the largest markets of Nigeria, Cameroon and East Africa.

        International was the largest contributor to Diageo's innovation net sales growth mainly due to new beer formats in Nigeria and Kenya and the introduction of super deluxe variants of scotch brands in the domestic markets of Latin America. The launch of premix cans in South Africa and Johnnie Walker Double Black in GTME both showed encouraging early results.

        Reserve brands recovered from a difficult year in fiscal 2009 to deliver 9% net sales growth. GTME performed strongly as increased visibility of Johnnie Walker Blue Label, especially in Asian airports, led to strong growth. Higher up the price range, successful launch events for The John Walker gave the brand visibility in some of the most sought after top tier outlets across the region and most importantly attracted high net worth consumers to the brand. In Mexico, a focused strategy of expanding reserve brand distribution into high-end bars and increasing distribution in department stores led to a 44% increase in net sales.

        Reflecting the region's focus on improving customer collaboration and shopper understanding, a dedicated customer marketing function was established in all three hubs. In Latin America and the Caribbean, the 'Ease of Shop' programme was rolled out across 3,500 stores. The Whisky Festival, activated in many markets across the region, was a great example of activating a category platform at scale. In South Africa, strategic partnerships were developed with key customers and Diageo now holds category captaincy positions in its top ten national accounts. Elsewhere in Africa the sales focus was on developing the capabilities of distributor partners. In Global Travel, Diageo has shown leadership in bringing together suppliers, airport authorities and retailers to deliver exciting category events to consumers, both in and out of store.

Business review (continued)

Asia Pacific

Key highlights

  •
  Double-digit growth in South East Asia was driven by strong growth in Johnnie Walker and Guinness

  •
  Australia volume and net sales declined slightly driven by weakness of Bundaberg ready to drink in an increasingly competitive segment

  •
  Good depletions of Johnnie Walker and Windsor drove share growth in China as the scotch category returned to growth, although overall performance was held back by destock of Dimple

  •
  The scotch category was weak in Korea, however share gains extended Diageo's leadership position

  •
  A strong performance from The Singleton led to 10% net sales growth in Taiwan

  •
  India was impacted by a destock in the first half but the business performed more strongly in the second half

  •
  Marketing spend increased 3% with focused investment on Windsor, Guinness, Johnnie Walker and Smirnoff

Key measures	2010	2009	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			2	2
Net sales	1,018	910	12	1
Marketing spend	233	208	12	3
Operating profit before exceptional items	176	159	11	6
Operating profit	146	124	18

Reported performance    Net sales increased by £108 million in the year ended 30 June 2010 to £1,018 million, from £910 million in the prior year. Reported operating profit before exceptional items increased by £17 million in the year ended 30 June 2010 to £176 million, from £159 million in the prior year. Operating profit increased by £22 million in the year ended 30 June 2010 to £146 million, from £124 million in the prior year.

Organic performance    Exchange rate impacts increased net sales by £101 million and there was an organic increase in net sales of £7 million. Exchange rate impacts increased operating profit before

Business review (continued)

exceptional items by £14 million and there was an organic increase in operating profit before exceptional items of £10 million.

Brand performance	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	5	3	5	14
Other brands*	(2)	(2)	(2)	10
Total	2	1	2	12
Key brands**
Johnnie Walker	14	2	14	10
Smirnof	(5)	(1)	(5)	11
Bundaberg rum	(8)	—	(8)	22
Windsor	—	—	—	9
Guinness	2	13	2	27
Ready to drink	—	(4)	—	15

*
Other brands consist of local priority brands and category brands. Movements in organic volume, reported volume, organic net sales and reported net sales for local priority brands are 2%, 2%, 1% and 4%, respectively, and for category brands 3%, 3%, 6% and 16%, respectively. The classification of brands as local priority brands and category brands has been discontinued for reporting purposes.

**
Spirits brands excluding ready to drink.

Australia    In Australia net sales declined 1% as a result of a 5% decline in ready to drink net sales. In spirits the performance was stronger. The 'Strides' marketing campaign drove share gains and the strong performance of Johnnie Walker Red Label, with net sales growth of 19%, offset weakness in Baileys which was impacted by imports of the brand from outside Australia. Smirnoff volume was down 4%, however moderate price increases delivered flat net sales in a category that has seen increased competition from own label. Bundaberg volume declined 8% as growth slowed in dark spirits and a price increase held net sales flat. Marketing spend increased 2% and investment focused on the Smirnoff range.

Korea    The contraction of scotch in Korea during the global economic downturn combined with consumers trading down, led to a decline in volume and net sales of 8% and 3% respectively. A double-digit increase in marketing spend was focused on Windsor and Johnnie Walker Black Label and delivered 4 percentage points of volume share gain in the scotch category. Price increases on both Windsor 12 year old and Windsor 17 year old delivered price/mix improvement.

South East Asia    South East Asia, which includes Vietnam, Malaysia and Indonesia, performed well, delivering double-digit volume and net sales growth. Negative price/mix was driven by the increase in the level of business done through third party distributors, which led to a reduction in net sales per case and some destocking of super deluxe brands. Johnnie Walker performed well, as a result of a 15% increase in marketing spend which focused on the 'Keep Walking' campaign and Grand Prix sponsorship, and drove both share gains and increased brand equity. Guinness posted strong performance and the brand's price premium drove strong price/mix backed by a significant increase in marketing spend behind the '250th Celebration' and sponsorship of World Series Pool in Indonesia.

Business review (continued)

Thailand    In Thailand volume grew 9% as Johnnie Walker Black Label and Smirnoff both delivered good growth. However, the key growth driver in the market was Benmore, which delivered double-digit volume and net sales growth, and as a result of improved brand health grew share in a declining category as the uncertain political and economic environment led to trading down. The strong growth of Benmore at a lower price point to Johnnie Walker drove negative price/mix and net sales grew 4% in Thailand.

China    The second half performance in China was very strong although the destocking of Dimple in the first half of the year impacted overall performance, with volume down 1% and net sales down 2% for the full year. Global priority brands grew in China and the strong performance of Johnnie Walker Black Label, delivered over 2 percentage points of share in a scotch category which had returned to growth. Smirnoff and Baileys also performed well, albeit from a smaller base, as brand equity improved. Both brands increased share in their respective categories and trade investment efficiencies delivered positive price/mix. Increased focus behind Windsor delivered strong growth in volume and net sales. A double-digit increase in marketing spend focused on Johnnie Walker and Windsor increased Diageo's share of voice in the scotch category by 4 percentage points.

India    The business in India was impacted by destocking in the first half following inappropriate shipments in the prior year. As a result both volume and net sales were down. Marketing spend as a percentage of net sales was also below last year as the business was rebased. Marketing spend was focused behind Johnnie Walker, Smirnoff and Vat 69 and investment behind sales capabilities accelerated. Price increases on Smirnoff and Vat 69 in the second half delivered price/mix improvement.

Rest of Asia    Elsewhere in Asia there was strong growth of The Singleton of Glen Ord in Taiwan. In Japan net sales were down, however margins improved as the distribution of premium brands moved to the joint venture with Kirin.

Brands and activities    Johnnie Walker volume grew 14%. Negative price/mix was a result of an increase of competitively priced promotions at Easter in Australia and increased sales through third party distributors in South East Asia and therefore net sales grew 2%. Marketing spend increased behind 'Keep Walking', Grand Prix sponsorship and gifting occasions in China and South East Asia and a major television campaign to drive the quality perception of the brand in Taiwan.

        Smirnoff volume declined 5% driven by destocking in India and an increase in the competitive landscape in Australia. A price increase in Australia combined with a strong performance in Thailand and China broadly offset the volume decline with net sales down 1%. Marketing spend was directed towards the 'Be There' campaign and innovation. However total spend was down 9% as increased investment in South East Asia and Australia was offset by spend efficiencies in China and a reduction in line with the destock in India.

        Bundaberg rum volume was down 8% due to a slowdown in the growth in dark spirits in the second half of the year, which led to more intense competition. A price increase held net sales for the year flat. Growth of Bundaberg Red mitigated some volume decline on the core brand.

        Windsor volume and net sales were flat as increased distribution in China offset the decline caused by scotch contraction in Korea. The brand maintained category leadership in Korea, supported by increased investment in the new 'Diamond Jubilee Club' campaign, and grew volume share in China, as new packaging of Windsor XR combined with focused brand building activity increased brand equity, supporting further distribution expansion.

Business review (continued)

        Guinness performed well and volume increased 2%. Price/mix improvement was driven by its premium price positioning in South East Asia and net sales grew 13%. Marketing spend increased by over a third to support the brand's '250th Celebration' activity, the new 'Rise Together' campaign and sponsorship of World Series Pool in South East Asia.

        Ready to drink volume was broadly flat as the performance of Smirnoff Cocktails and Johnnie Walker ready to drink offset a 3% decline in Bundaberg ready to drink in Australia. Price competition intensified between beer and ready to drink in Australia and net sales declined 4% in the region.

        Marketing spend grew 3%, primarily driven by increases in Korea, South East Asia and China. Investment increased behind the Johnnie Walker Grand Prix sponsorship and 'Keep Walking' campaigns and the Windsor 'Diamond Jubilee Club' programme, driving share gains in those markets. Marketing spend also increased behind Guinness, including the '250th Celebration', delivering a strong performance and share gains in Indonesia. In addition, investment increased behind Smirnoff innovation in South East Asia and Australia, whilst Baileys and JeB spend declined in the region.

        Innovation was focused on increasing the accessibility of spirits with Smirnoff Cocktails in Australia and Johnnie Walker gift packs in key scotch markets. Bundaberg Red continued to perform well in Australia, a year after launch.

        The performance of reserve brands in the region was mixed. The Singleton of Glen Ord in Taiwan delivered double-digit growth supported by television advertising, but this was more than offset by the destocking of super deluxe scotch in South East Asia and India.

        Fiscal 2010 was the inaugural year for customer marketing in Asia Pacific and a dedicated team was established across the region. The strong on trade bias in the region was the focus of this customer marketing activity with investments behind bar staff training across the region, an on trade solutions website in Australia which was used by about 75% of Diageo's on trade accounts, and a Smirnoff versatility tool, 'Smirnoff Tower' in China and India. In the Thai off trade, 'Ease of Shop' was introduced and delivered increased spend per basket for customers and brand uplift for Diageo in the accounts where the programme was implemented.

Business review (continued)

Operating results 2009 compared with 2008

Summary consolidated income statement

	Year ended 30 June
	2009 (restated)	2008 (restated)
	£ million	£ million
Sales	12,283	10,643
Excise duties	(2,972)	(2,553)

Net sales	9,311	8,090
Operating costs	(6,723)	(5,800)

Operating profit before exceptional items	2,588	2,290
Exceptional items	(170)	(78)

Operating profit	2,418	2,212
Sale of businesses	—	9
Net finance charges	(592)	(319)
Share of associates' profits after tax	164	176

Profit before taxation	1,990	2,078
Taxation	(286)	(518)

Profit from continuing operations	1,704	1,560
Discontinued operations	2	26

Profit for the year	1,706	1,586

Attributable to:
Equity shareholders	1,605	1,513
Minority interests	101	73

	1,706	1,586

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

Operating costs before exceptional items    On a reported basis, operating costs before exceptional items increased by £923 million in the year ended 30 June 2009 due to an increase in cost of sales of £624 million, from £3,254 million to £3,878 million, an increase in marketing expenses of £83 million, from £1,244 million to £1,327 million, and an increase in other operating expenses of £216 million, from £1,302 million to £1,518 million. The impact of exchange rate movements increased total operating costs before exceptional items by £926 million.

Exceptional operating items    Exceptional items are those that, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

Business review (continued)

        Exceptional costs totalling £170 million, being £166 million in respect of the global restructuring programme and £4 million in respect of the restructuring of Irish brewing operations are included Diageo Annual Report 2010 within operating costs for the year ended 30 June 2009. Exceptional costs of £78 million in respect of the restructuring of Irish brewing operations were included within operating costs in the year ended 30 June 2008.

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

Operating profit    Reported operating profit for the year ended 30 June 2009 increased by £206 million to £2,418 million from £2,212 million in the prior year. Exchange rate movements increased operating profit for the year ended 30 June 2009 by £152 million. Excluding exceptional costs, operating profit for the year ended 30 June 2009 increased by £298 million to £2,588 million from £2,290 million in the prior year. Exchange rate movements increased operating profit before exceptional items by £165 million.

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

        Net other finance charges for the year ended 30 June 2009 were £76 million (2008 – net other finance income of £22 million). There was a reduction of £44 million in income in respect of the group's post employment plans from £46 million in the year ended 30 June 2008 to £2 million in the year ended 30 June 2009. Other finance charges also include £33 million (2008 – £5 million income) in respect of exchange rate translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity under IAS 21, £11 million (2008 – £6 million) in respect of exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement, £21 million (2008 – £17 million) on unwinding of discounts on liabilities and £13 million (2008 – £6 million) in respect of other finance charges.

Associates    The group's share of associates' profits after interest and tax was £164 million for the year ended 30 June 2009 compared to £176 million in the prior year. Diageo's 34% equity interest in Moët

Business review (continued)

Hennessy contributed £151 million (2008 – £161 million) to share of associates' profits after interest and tax.

Profit before taxation    Profit before taxation decreased by £88 million from £2,078 million to £1,990 million in the year ended 30 June 2009.

Taxation    The reported tax rate for the year ended 30 June 2009 is 14.4% compared with 24.9% for the year ended 30 June 2008. Factors that reduced the reported tax rate in the year included settlements agreed with tax authorities that gave rise to changes in the value of deferred tax assets and tax provisions.

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

Exchange rate and other movements    Exchange rate movements are calculated by retranslating the prior year results as if they had been generated at the current year exchange rates and are excluded from organic growth.

        The estimated effect of exchange rate and other movements on the results for the year ended 30 June 2009 was as follows:

		Gains/(losses)
		£ million
Operating profit before exceptional items
Translation impact		274
Transaction impact		(107)

		167
Translation impact – operating exceptional items		(13)

Total operating profit impact		154
Associates
Translation impact		30
Interest and other finance charges
Net finance charges – transalation impact		(66)
Exchange – in respect of IAS 21 and IAS 39		(43)
Mark to market impact of IAS 39 on interest expense		(8)

Total exchange effect on profit before taxation		67

	Year ended 30 June 2009	Year ended 30 June 2008
Exchange rates
Translation £1=	$1.60	$2.01
Transaction £1=	$2.29	$1.90
Translation £1=	€1.17	€1.36
Transaction £1=	€1.40	€1.39

Business review (continued)

Analysis by business area and brand

The organic movements for the year ended 30 June 2009 compared with the year ended 30 June 2008 are calculated using the same methodology as the organic movements for the year ended 30 June 2010 with the year ended 30 June 2009.

        The organic movement calculations for volume, sales, net sales, marketing spend and operating profit before exceptional items for the year ended 30 June 2009 were as follows:

	2008 Reported units		Acquisitions and disposals(2) units	Organic movement units	2009 Reported units		Organic movement
	million		million	million	million		%
Volume
North America	51.1		1.8	0.1	53.0		—
Europe	41.6		—	(2.6)	39.0		(6)
International	38.6	*	—	(1.6)	37.0	*	(4)
Asia Pacific	13.2		—	(1.4)	11.8		(11)

Total	144.5	*	1.8	(5.5)	140.8	*	(4)

*
Decreased by 0.5 million equivalent units from the figures reported for the years ended 30 June 2009 and 30 June 2008. All volume figures for the International region in this section have been amended accordingly.

	2008 Reported	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2009 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Sales
North America	2,965	715	149	29	3,858	1
Europe	4,046	353	7	(127)	4,279	(3)
International	2,376	192	3	232	2,803	9
Asia Pacific	1,168	99	1	—	1,268	—
Corporate	88	3	—	(16)	75

Total sales	10,643	1,362	160	118	12,283	1

Business review (continued)

	2008 Reported	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2009 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales
North America	2,523	602	142	23	3,290	1
Europe	2,630	260	6	(146)	2,750	(5)
International	1,971	156	2	157	2,286	7
Asia Pacific	877	74	1	(42)	910	(4)
Corporate	89	3	—	(17)	75

Total net sales	8,090	1,095	151	(25)	9,311	—

Excise duties	2,553				2,972

Total sales	10,643				12,283

Marketing spend(4)
North America	369	85	21	(44)	431	(10)
Europe	437	45	4	(57)	429	(12)
International	246	19	1	(7)	259	(3)
Asia Pacific	192	28	—	(12)	208	(5)

Total marketing spend	1,244	177	26	(120)	1,327	(8)

Operating profit(4)
North America	928	180	45	(15)	1,138	(1)
Europe	788	73	(2)	(6)	853	(1)
International	576	10	—	63	649	11
Asia Pacific	159	(4)	—	4	159	3
Corporate	(161)	(94)	—	44	(211)

Total operating profit before exceptional items	2,290	165	43	90	2,588	4

Exceptional items(3)	(78)				(170)

Total operating profit	2,212				2,418

Notes

(1)
The exchange adjustments for sales, net sales and operating profit are primarily the retranslation of prior period reported results at current period exchange rates and are principally in respect of the US dollar and the euro.

(2)
The impacts of acquisitions and disposals are excluded from the organic movement percentages. Acquisitions in the year ended 30 June 2008 that affected volume, sales, net sales and operating profit were Ketel One Worldwide BV, Rosenblum Cellars and the distribution rights for Zacapa rum. There were no disposals.

(3)
Operating exceptional items in the year ended 30 June 2009 comprised charges of £166 million in respect of the global restructuring programme and £4 million in respect of the restructuring of Irish brewing operations. Operating exceptional items in the year ended 30 June 2008 comprised restructuring costs for Irish brewing operations of £78 million.

Business review (continued)

(4)
The figures for the years ended 30 June 2009 and 30 June 2008 have been restated following the adoption of the amendment to IAS 38 – Intangible assets and IFRS 8 – Operating segments and the change to the accounting treatment of returnables. See note 1 to the consolidated financial statements and page 35 for an explanation of the effect of the restatements.

Key brand performance

	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Smirnoff	(2)	2	17
Johnnie Walker	(11)	(6)	4
Captain Morgan	3	7	29
Baileys	(10)	(9)	3
JeB	(13)	(12)	—
Jose Cuervo	2	3	27
Tanqueray	(10)	(8)	12
Crown Royal – North America	(1)	(1)	23
Buchanan's – International	(15)	2	18
Windsor – Asia Pacific	3	22	17
Guinness	(3)	4	16
Total key brands**	(5)	(1)	13

*
Volume movement is both reported and organic.

**
Spirits brands excluding ready to drink.

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

Jose Cuervo:    share gains on Jose Cuervo Gold plus a successful launch of Jose Cuervo Silver in North America led to volume and net sales growth.

Tanqueray:    weakness in North America drove overall performance although the brand grew in Europe and Asia Pacific.

Business review (continued)

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

Business review (continued)

Corporate revenue and costs    Net sales decreased by £14 million in the year ended 30 June 2009 to £75 million, from £89 million in the prior year. Net operating costs before exceptional items increased by £50 million in the year ended 30 June 2009 to £211 million, from £161 million in the prior year.

        Diageo undertakes the majority of its currency transaction hedging centrally and therefore £86 million of negative year on year transaction impact was taken to Corporate. In addition there was a negative year on year translation impact of £8 million in Corporate. The regions are reported using forecast transaction exchange rates with the difference between forecast and achieved rates being included in Corporate. This amounted to a benefit of £32 million in the year. There was a £12 million reduction in underlying Corporate net costs.

North America

Key highlights

  •
  Despite the difficult economic environment, North America delivered net sales growth

  •
  Total spirits volume grew 1% with 3 percentage points of price/mix. Smirnoff vodka, Captain Morgan and Jose Cuervo positioned in the more resilient premium segment contributed most to net sales growth

  •
  Vodka remained the largest and most resilient of the major categories in the United States. Diageo out-performed the category as a whole, growing net sales 16% led by Smirnoff in the premium segment and Ciroc and Ketel One vodka at higher price points

  •
  Stock levels of beer and malt based ready to drink brands were reduced adversely impacting mix

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

  •
  Net sales growth of 7% in Canada was led by strong performances of Captain Morgan of 19% and Smirnoff vodka of 10%

Key measures	2009	2008	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			4	—
Net sales	3,290	2,523	30	1
Marketing spend	431	369	17	(10)
Operating profit before exceptional items	1,138	928	23	(1)
Operating profit	1,115	928	20

Reported performance    Net sales increased by £767 million in the year ended 30 June 2009 to £3,290 million, from £2,523 million in the prior year. Reported operating profit before exceptional items increased by £210 million in the year ended 30 June 2009 to £1,138 million, from £928 million in the prior year. Operating profit increased by £187 million in the year ended 30 June 2009 to £1,115 million, from £928 million in the prior year.

Business review (continued)

Organic performance    The weighted average exchange rate used to translate US dollar sales and profit moved from £1 = $2.01 in the year ended 30 June 2008 to £1 = $1.60 in the year ended 30 June 2009. Exchange rate impacts increased net sales by £602 million, acquisitions increased net sales by £142 million and there was an organic increase in net sales of £23 million. Exchange rate impacts increased operating profit by £180 million, acquisitions increased operating profit by £45 million and there was an organic decrease in operating profit of £15 million.

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

Brand performance	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	(2)	(2)	(2)	22
Local priority brands*	1	—	19	47
Category brands*	6	11	6	36
Total	—	1	4	30
Key brands**
Smirnoff	1	6	1	30
Johnnie Walker	(6)	(8)	(6)	14
Captain Morgan	3	7	3	32
Baileys	(5)	(5)	(5)	16
Jose Cuervo	3	4	3	30
Tanqueray	(12)	(12)	(12)	10
Crown Royal	(1)	(1)	(1)	23
Guinness	(11)	(6)	(11)	15
Ready to drink	(10)	(8)	(10)	14

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

Business review (continued)

        Johnnie Walker was impacted by the economic climate that led to the total scotch category declining 3% in value with weaker performance in the deluxe segment. Johnnie Walker Red Label net sales declined 2% and Black Label declined 7% but both gained share of their segments while maintaining price premiums. In the super deluxe segment, Johnnie Walker Blue Label experienced double digit declines and marketing spend was re-directed towards Johnnie Walker Black Label Investment behind the 'Strides' marketing campaign and driving loyalty through relationship marketing have led to strong improvements across key brand equity measures.

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

        Jose Cuervo grew volume 3% and net sales 4%. Share gains on Jose Cuervo Gold driven by an increase in distribution points and the launch of Jose Cuervo Silver more than offset weakness in the on-trade.

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

Business review (continued)

flavours and a range of ready to serve Smirnoff Cocktails, reflecting the trend for increased at-home consumption.

        Marketing spend for the year decreased 10% due to a reduction of investment behind those brands and segments most impacted by the current economic climate and media rate deflation. While investment behind ready to drink, beer and Tanqueray decreased, proven growth drivers elsewhere in the brand range were fully supported, in particular on Captain Morgan, Cîroc vodka and innovation launches. Overall, Diageo's share of voice of total spirits advertising spend increased 4 percentage points.

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

Europe

Key highlights

  •
  The region was severely impacted by the economic downturn, with conditions in Spain and Ireland deteriorating significantly

  •
  Great Britain outperformed a declining total beverage alcohol market, growing net sales despite the difficult trading environment

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

Key measures	2009	2008	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			(6)	(6)
Net sales	2,750	2,630	5	(5)
Marketing spend	429	437	(2)	(12)
Operating profit before exceptional items	853	788	8	(1)
Operating profit	801	788	13

Reported performance    Net sales increased by £120 million in the year ended 30 June 2009 to £2,750 million, from £2,630 million in the prior year. Reported operating profit before exceptional items increased by £65 million in the year ended 30 June 2009 to £853 million, from £788 million in the prior year. Operating profit increased by £91 million in the year ended 30 June 2009 to £801 million, from £788 million in the prior year.

Business review (continued)

Organic performance    The weighted average exchange rate used to translate euro sales and profit moved from £1 = €1.36 in the year ended 30 June 2008 to £1 = €1.17 in the year ended 30 June 2009. Exchange rate impacts increased net sales by £260 million, acquisitions increased net sales by £6 million and there was an organic decrease in net sales of £146 million. Exchange rate impacts increased operating profit by £66 million, acquisitions decreased operating profit by £2 million and there was an organic decrease in operating profit of £6 million.

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
Key brands**
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

        In Great Britain Guinness has now delivered 30 consecutive months of volume share growth in the on-trade and therefore despite the difficult on-trade beer segment, net sales of Guinness declined only 1%. In the second half net sales were flat, while the beer market continued to decline driven by the switch from on-trade to off-trade and the increase in beer duty. This share gain was driven by the execution of a new strategy to focus on less frequent purchasers, investment behind the 250th Celebration and the '17:59' and 'Alive inside' campaigns. In Ireland net sales were also flat and Guinness grew share in key on-trade channels.

        Local priority brand net sales were down 6% driven by Cacique and Cardhu in Iberia and the agency beer brands in Ireland partially offset by Harp, which benefited from the continued rollout of Harp Ice Cold. Bell's had good net sales and volume growth in Great Britain, driven by the launch of Bell's Original supported by a marketing programme called 'The Spirit of Arthur Bell' which included television, newspaper and direct mail advertising.

        Category brand volume was down 1% and net sales were down 2% with declines in most markets offset by growth in Blossom Hill in Great Britain and growth of White Horse scotch in Russia.

        Ready to drink volume was down 17% as the segment continued to decline. Smirnoff Ice volume was down 20% in Great Britain although the brand grew share in the on-trade.

        Marketing spend was down 12% across the region particularly driven by Spain and Ireland, countries where the economic conditions were harder and the beverage alcohol consumption declined more significantly.

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

Business review (continued)

  •
  Pressure on the Global Travel business due to declining passenger numbers and customer de-stocking

  •
  Marketing spend efficiencies in Latin America and the transition of spend on ready to drink, cider and beer brands into the new South Africa joint venture offset increases on beer and ready to drink elsewhere in Africa

Key measures	2009	2008	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			(4)	(4)
Net sales	2,286	1,971	16	7
Marketing spend	259	246	5	(3)
Operating profit before exceptional items	649	576	13	11
Operating profit	627	576	9

Reported performance    Net sales increased by £315 million in the year ended 30 June 2009 to £2,286 million, from £1,971 million in the prior year. Reported operating profit before exceptional items increased by £73 million in the year ended 30 June 2009 to £649 million, from £576 million in the prior year. Operating profit increased by £51 million in the year ended 30 June 2009 to £627 million, from £576 million in the prior year.

Organic performance    Exchange rate impacts increased net sales by £156 million, acquisitions increased net sales by £2 million and there was an organic increase in net sales of £157 million. Exchange rate impacts decreased operating profit by £5 million and there was an organic increase in operating profit of £57 million.

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

Business review (continued)

mix. In the Middle East, volume grew 3% and net sales grew 6% primarily from the growth in standard scotch.

Brand performance	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	(5)	5	(5)	12
Local priority brands	—	9	—	20
Category brands	(5)	11	(5)	20
Total	(4)	7	(4)	16
Key brands*
Smirnoff	—	9	—	17
Johnnie Walker	(12)	(3)	(12)	2
Baileys	(16)	(11)	(16)	(5)
JeB	(15)	2	(15)	18
Guinness	3	15	3	28
Ready to drink	6	13	6	23

*
Spirits brands excluding ready to drink.

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

        Guinness volume was up 3% and net sales grew 15% driven by the continued performance of the brand in Africa where volume was up 4% and net sales up 18%. Strong double-digit net sales growth was achieved in Nigeria, Ghana and East Africa supported by on-trade promotion around English Premier League football.

        Local priority brands net sales grew 9% with consistent performance across many markets. There was 8% volume and 15% net sales growth in Africa, notably from Malta Guinness in Nigeria, Pilsner and Tusker in East Africa and Bell's in South Africa. Price increases across the region offset the impact of the volume decline on scotch in Latin America.

        Category brand net sales were up 11% primarily as a result of Harp in Nigeria, Cacique in Venezuela, Senator in East Africa and Star in Ghana. Ready to drink volume increased by 6% and net sales grew 13% on price increases on Smirnoff ready to drink brands in most markets and volume gains

Business review (continued)

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

Business review (continued)

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

  •
  Marketing spend decreased 5% although investment behind spirits grew 7% reflecting the importance of this category to future growth of the region

Key measures	2009	2008	Reported movement	Organic movement
	£ million	£ million	%	%
Volume			(11)	(11)
Net sales	910	877	4	(4)
Marketing spend	208	192	8	(5)
Operating profit before exceptional items	159	159	—	3
Operating profit	124	159	(22)

Reported performance    Net sales increased by £33 million in the year ended 30 June 2009 to £910 million, from £877 million in the prior year. Reported operating profit before exceptional items remained unchanged at £159 million in the year ended 30 June 2009. Operating profit decreased by £35 million in the year ended 30 June 2009 to £124 million, from £159 million in the prior year.

Organic performance    Exchange rate impacts increased net sales by £74 million, acquisitions increased net sales by £1 million and there was an organic decrease in net sales of £42 million. Exchange rate impacts decreased operating profit by £6 million and there was an organic increase in operating profit of £4 million.

Brand performance	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	(14)	(8)	(14)	2
Local priority brands	(1)	8	(1)	8
Category brands	(10)	(8)	(10)	3
Total	(11)	(4)	(11)	4
Key brands*
Smirnoff	1	13	1	24
Johnnie Walker	(20)	(12)	(20)	(1)
Bundaberg rum	17	29	17	34
Windsor	3	22	3	17
Guinness	5	6	5	20
Ready to drink	(26)	(22)	(26)	(17)

*
Spirits brands excluding ready to drink.

Business review (continued)

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

Business review (continued)

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

Trend information

The following comments were made by Paul Walsh, chief executive of Diageo, in Diageo's preliminary results announcement on 26 August 2010:

        'The impact of the global economic crisis varied by market and the strength of the recovery appears to be equally variable. However, as we demonstrated this year, the global diversity of our business, together with the strength and range of our brands and the agility we have demonstrated gives us confidence that in fiscal 2011 we will be able to improve on the organic operating profit growth we have delivered this year. We are recommending a 6% increase in the final dividend.'

Recent developments

On 25 August 2010, Lord Mervyn Davies of Abersoch was appointed a non-executive director of Diageo plc with effect from 1 September 2010.

Business review (continued)

Liquidity and capital resources

Cash flow    A summary of the cash flow and reconciliation to movement in net borrowings for the three years ended 30 June 2010 is as follows:

	Year ended 30 June
	2010	2009 (restated)	2008 (restated)
	£ million	£ million	£ million
Operating profit after exceptional items	2,574	2,418	2,212
Depreciation and amortisation	372	300	248
Movements in working capital	334	(253)	(268)
Dividend income from associates	111	179	143
Other items	(207)	10	(10)

Cash generated from operations	3,184	2,654	2,325
Net interest paid	(305)	(415)	(320)
Dividends paid to equity minority interests	(107)	(98)	(56)
Taxation paid	(474)	(522)	(369)

Net cash from operating activities	2,298	1,619	1,580
Net investment in property, plant and equipment and computer software	(231)	(341)	(282)
Net (purchase)/disposal of other investments	(43)	(24)	4
Payment into escrow in respect of the Diageo UK Pension Scheme	—	(50)	(50)

Free cash flow	2,024	1,204	1,252
Net purchase of businesses	(205)	(101)	(571)
Proceeds from issue of share capital	—	—	1
Net sale/(purchase) of own shares for share schemes	85	(38)	(78)
Own shares repurchased	—	(354)	(1,008)
Net (decrease)/increase in loans	(422)	256	1,094
Equity dividends paid	(914)	(870)	(857)

Net increase/(decrease) in net cash and cash equivalents	568	97	(167)
Net decrease/(increase) in loans	422	(256)	(1,094)
Exchange differences	(429)	(784)	(372)
Other non-cash items	(96)	(29)	31

Decrease/(increase) in net borrowings	465	(972)	(1,602)
Net borrowings at the beginning of the year	(7,419)	(6,447)	(4,845)

Net borrowings at the end of the year	(6,954)	(7,419)	(6,447)

The primary source of the group's liquidity over the last three financial years has been cash generated from operations. These funds have generally been used to pay interest, taxes and dividend, and to fund capital expenditure, acquisitions and share repurchases.

Net cash from operating activities    Cash generated from operations increased from £2,654 million in the year ended 30 June 2009 to £3,184 million in the year ended 30 June 2010. This increase of £530 million primarily arose from an increase of £156 million in operating profit, an increase of £587 million in cash flows from net movements in working capital, partly offset by a reduction of £63 million in the dividend received from Moët Hennessy. Cash generated from operations is after exceptional restructuring costs of £145 million (2009 – £53 million; 2008 – £4 million). The reduction in

Business review (continued)

working capital of £334 million (2009 – increase of £253 million) was mainly achieved through initiatives to improve the collection of receivables and by agreeing new payment terms with certain suppliers. In the year ended 30 June 2010 inventories increased by £104 million (2009 – £236 million; 2008 – £202 million) principally in respect of maturing inventories to satisfy forecast demand. Other items include £114 million of cash contributions to post employment schemes in excess of the income statement charge (2009 – £68 million higher contributions; 2008 – £13 million lower contributions) and gains on sale of property, included in operating profit, of £89 million (2009 – £6 million; 2008 – £24 million) partly offset by the fair value charge in respect of share-based incentive plans of £31 million (2009 – £31 million; 2008 – £26 million). Net interest payable in the year ended 30 June 2010 was £110 million lower than the year ended 30 June 2009 primarily due to lower interest rates on floating rate debt and the receipt of £113 million following the renegotiation of the terms of certain interest rate swaps. Tax payments in the years ended 30 June 2010 and 2009 were higher than in the year ended 30 June 2008 primarily as a result of settlements agreed with tax authorities paid over two years.

Net cash from investing activities    The purchase of tangible fixed assets and computer software increased from £355 million in the year ended 30 June 2009 to £374 million in the year ended 30 June 2010. The expenditure was incurred on a number of projects throughout the world with the largest projects in Global Supply in Scotland and North America. Additional expenditure was invested in returnable bottles in Nigeria and Kenya and casks in Scotland. Property disposals increased from £14 million in the year ended 30 June 2009 to £143 million in the year ended 30 June 2010. Property disposals in the year ended 30 June 2010 included the receipt of £134 million on the sale and leaseback of land located in Napa Valley, California. This land was purchased by a third party and leased back to the group for an initial period of 20 years with Diageo holding options, exercisable at fair value, to extend the lease term up to a total of 80 years. In addition, the wineries associated with the land have been sold to the same third party and leased back for the same period. The winery leases are accounted for as finance leases and therefore the cash received from the sale of the wineries of £36 million has been included in financing activities in the consolidated statement of cash flows.

        In the year ended 30 June 2010 expenditure of £206 million arose in respect of business acquisitions. This included £123 million deposited with China's securities depositary and clearing agency, Shanghai branch in connection with a possible tender offer to the shareholders of Sichuan ShuiJingFang Co., Ltd. (see note 31(f) to the consolidated financial statements). It also included £25 million on the purchase of a further equity stake in the London Group, the owner of the Nuvo brand, and an additional equity investment in DHN Drinks in South Africa.

        In the year ended 30 June 2009 the group spent £102 million on acquisitions of which £35 million was in respect of the remaining 25% equity stake in the company that owns the Smirnov brand in Russia, £18 million in respect of additional equity stake in Sichuan Chengdu Quanxing Group Company Ltd. in China and £19 million on Sedibeng Brewery (Pty) Limited, an associate company in South Africa.

        In the year ended 30 June 2008 the group spent £575 million on acquisitions including £471 million on a 50% equity stake in Ketel One Worldwide BV and £53 million on Rosenblum Cellars.

Free cash flow    Free cash flow increased by £820 million to £2,024 million in the year ended 30 June 2010. Free cash flow comprises net cash flow from operating activities and net cash from investing activities apart from cash payments and receipts arising from the purchase and disposal of subsidiaries, associates and businesses.

Business review (continued)

Cash flows from financing activities    Cash flows from financing activities included receipts from employees on the exercise of share options of £90 million (2009 – £39 million; 2008 – £65 million) and sale of treasury shares of £24 million (2009 and 2008 – £nil) less the net payments by the share trusts to purchase call options and shares of £29 million (2009 – £77 million; 2008 – £143 million) for the future settlement of obligations under the employee share option schemes. There were no share repurchases under the share buy back programme in the year ended 30 June 2010. In the year ended 30 June 2009 under the share buy back programme 38 million (2008 – 97 million) ordinary shares were purchased for cancellation for a total consideration of £354 million including expenses (2008 – £1,008 million). Equity dividends increased from £870 million in the year ended 30 June 2009 to £914 million in the year ended 30 June 2010.

Capital structure    The group's management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to improve the return on investment and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels.

Capital repayments    The group regularly assesses its debt and equity capital levels against its stated policy for capital structure.

        Authorisation was given by shareholders on 14 October 2009 to purchase a maximum of 249,964,000 shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The expiration date for the programme is 14 October 2010.

Borrowings    The group policy with regard to the expected maturity profile of borrowings is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

        The group's net borrowings and gross borrowings in the tables below are measured at amortised cost with the exception of borrowings designated in fair value hedge relationships, interest rate hedging instruments and foreign currency swaps and forwards. For borrowings designated in fair value hedge relationships, Diageo recognises a fair value adjustment for the risk being hedged in the balance sheet,

Business review (continued)

whereas interest rate hedging instruments and foreign currency swaps and forwards are measured at fair value. Net borrowings, reported on this basis, comprise the following:

	30 June
	2010	2009	2008
	£ million	£ million	£ million
Overdrafts	(55)	(68)	(31)
Other borrowings due within one year	(532)	(822)	(1,632)

Borrowings due within one year	(587)	(890)	(1,663)
Borrowings due between one and three years	(2,189)	(1,537)	(802)
Borrowings due between three and five years	(2,732)	(2,747)	(1,765)
Borrowings due after five years	(3,256)	(3,401)	(2,978)
Fair value of foreign currency swaps and forwards	227	170	29
Fair value of interest rate hedging instruments	191	93	27
Finance lease liabilities	(61)	(21)	(9)

Gross borrowings	(8,407)	(8,333)	(7,161)
Offset by: Cash and cash equivalents	1,453	914	714

Net borrowings	(6,954)	(7,419)	(6,447)

Based on average monthly net borrowings and interest charge, the effective interest rate for the year ended 30 June 2010 was 4.8% (2009 – 6.2%; 2008 – 5.9%). For this calculation, the interest charge excludes finance charges unrelated to net borrowings, the forward element on derivative financial instruments and fair value adjustments to interest rate swaps and borrowings.

        Net borrowings designated in net investment hedge relationships amounted to £5,451 million as at 30 June 2010 (2009 – £5,266 million; 2008 – £5,396 million).

        The group's gross borrowings are denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Gross borrowings
2010	(8,407)	46	20	22	12
2009	(8,333)	39	25	25	11
2008	(7,161)	38	17	33	12

Cash and cash equivalents are denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Cash and cash equivalents
2010	1,453	58	5	8	29
2009	914	29	9	30	32
2008	714	21	13	16	50

In the year ended 30 June 2010, the group borrowed $500 million (£305 million) in the form of a global bond that matures in January 2015 with a coupon of 3.25%. A $300 million (£184 million) medium term note and a $750 million (£493 million) global bond were repaid. In addition, $696 million (£466 million) of outstanding 7.375% notes due in January 2014 were exchanged in May 2010 for

Business review (continued)

$696 million (£466 million) of 4.828% notes due in July 2020 plus an aggregate cash payment to holders of $125 million (£84 million). The debt exchange did not represent a substantial modification of the term of the existing liability and was therefore not treated as an extinguishment of the original debt. In the year ended 30 June 2009, the group borrowed $1,500 million (£909 million) in the form of a global bond that matures in January 2014 with a coupon of 7.375% and €1,000 million (£855 million) in the form of a global bond that matures in December 2014 with a coupon of 6.625%. A €500 million (£427 million) medium term note, a $400 million (£242 million) medium term note and a $250 million (£152 million) medium term note were repaid.

        When derivative transactions are undertaken with bank counterparties, Diageo may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a pre-determined threshold. At 30 June 2010, the collateral received under these agreements amounted to $80 million (£54 million) and €32 million (£26 million) (2009 – $84 million (£51 million); 2008 – £nil)).

        The group had available undrawn committed bank facilities as follows:

As at 30 June 2010
£ million
Expiring within one year	920
Expiring between one and two years	833
Expiring after two years	780

2,533

Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities are at prevailing LIBOR rates (dependent on the period of drawdown) plus an agreed margin. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group's commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items aggregated with share of associates' profits to net interest). They are also subject to pari passu ranking and negative pledge covenants.

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

        Capital commitments not provided for at 30 June 2010, excluding the potential Chinese acquisition – see note 31(f) of the consolidated financial statements, are estimated at £112 million (2009 – £202 million; 2008 – £130 million). Diageo management believes that it has sufficient funding for its working capital requirements.

Business review (continued)

Contractual obligations

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	£ million	£ million	£ million	£ million	£ million
As at 30 June 2010
Long term debt obligations	439	2,124	2,666	3,205	8,434
Interest obligations	461	829	600	1,335	3,225
Credit support obligations	80	—	—	—	80
Operating leases	95	147	108	322	672
Finance leases	8	16	12	80	116
Deferred consideration payable	3	25	—	—	28
Purchase obligations	776	585	142	17	1,520
Provisions and other non-current payables	134	113	52	138	437

	1,996	3,839	3,580	5,097	14,512

Long term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings. Where interest payments are on a floating rate basis, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve at the last business day of the year ended 30 June 2010. Credit support obligations represent liabilities to counterparty banks in respect of cash received as collateral under credit support agreements. Purchase obligations include various long term purchase contracts entered into for the supply of certain raw materials, principally bulk whisky, grapes, cans and glass bottles. The contracts are used to guarantee supply of raw materials over the long term and to enable more accurate predictions of future costs. Provisions and other non-current payables exclude £14 million in respect of vacant properties and £75 million for onerous contracts, which are included in operating leases and purchase obligations, respectively.

        Potential income tax exposures included within corporate tax payable of £391 million (2009 – £532 million) and deferred tax liabilities are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.

        Post employment benefit liabilities are also not included in the table above. The group makes service-based cash contributions to the UK Pension Scheme which in the year ending 30 June 2011, are expected to be approximately £50 million. The company has agreed a deficit funding plan with the trustee of the UK Scheme based on the trustee's actuarial valuation at 31 March 2009 under which annual income of approximately £25 million will be generated by the new funding structure for the UK Pension Scheme, commencing in the year ended 30 June 2011. The company also agreed to make conditional contributions of up to £338 million if an equivalent reduction in deficit is not achieved over the 10 year term of the funding plan. In addition, Diageo has provisionally agreed a deficit funding arrangement in respect of the Guinness Ireland Group Pension Scheme (the Irish Scheme) which is expected to result in additional annual contributions to the Irish Scheme of €21 million (£17 million) for the next 18 years. The company also provisionally agreed to make conditional contributions of up to €188 million (£154 million) if an equivalent reduction in deficit is not achieved over the next 18 years. Annual contributions to the GrandMet Irish Pension Fund of €6 million (£5 million) have been agreed with the Irish trustee for the next seven years. Contributions to other plans in the year ending 30 June 2011 are expected to be approximately £128 million.

Business review (continued)

        Capital commitments at 30 June 2010 are excluded from the table above.

Off-balance sheet arrangements

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

        Treasury operations are conducted within a framework of board-approved policies and guidelines, which are recommended and subsequently monitored by the finance committee. This committee is described in the corporate governance report. These policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk. The benchmarks, hedge cover and overall appropriateness of Diageo's risk management policies are reviewed by the board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board-approved strategies. Transactions giving rise to exposures away from the defined benchmark levels arising on the application of this flexibility are separately monitored on a daily basis using value at risk analysis. These derivative financial instruments are carried at fair value and gains or losses are taken to the income statement as they arise. In the year ended 30 June 2010 gains and losses on these transactions were not material.

        The finance committee receives monthly reports on the activities of the treasury department, including any exposures away from the defined benchmarks.

Currency risk    The group publishes its consolidated financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements, which affect the group's transactions and the translation of the results and underlying net assets of its foreign operations. Where hedge accounting is applied, hedges are documented and tested for effectiveness on an ongoing basis. Diageo expects hedges entered into to continue to be effective and therefore does not expect the impact of ineffectiveness on the income statement to be material.

Hedge of net investment in foreign operations    The group hedges a substantial portion of its exposure to fluctuations in the sterling value of its foreign operations by designating net borrowings held in foreign currencies and by using foreign currency swaps and forwards. Where a liquid foreign exchange market exists, the group's policy is to seek to hedge currency exposure on its net investment in foreign operations within the following percentage bands: 80% to 100% for US dollars and euros and 50% to 100% for other significant currencies. As at 30 June 2010, these ratios were 91% and 89% for US dollars and euros, respectively, and between 66 and 75% for other significant currencies.

        Exchange differences arising on the retranslation of foreign currency borrowings (including foreign currency swaps and forwards), to the extent that they are in an effective hedge relationship, are

Business review (continued)

recognised in other comprehensive income to match exchange differences on net investments in foreign operations. Exchange differences on foreign currency borrowings not in a hedge relationship and any ineffectiveness are taken to the income statement.

Transaction exposure hedging    For currencies in which there is an active market, the group's policy is to seek to hedge between 60% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using forward foreign currency exchange contracts with coverage levels increasing nearer to the forecast transaction date. The effective portion of the gain or loss on the hedge is recognised in other comprehensive income and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement.

Hedge of foreign currency debt    The group uses cross currency interest rate swaps to hedge the foreign currency risk associated with certain foreign currency denominated bonds. The effective portion of the gain or loss on the hedge is recognised in other comprehensive income and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement.

Interest rate risk    The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the board, primarily through issuing fixed and floating rate term debt and commercial paper, and by utilising interest rate derivatives. These practices serve to reduce the volatility of the group's reported financial performance. To facilitate operational efficiency and effective hedge accounting, the group's policy is to maintain fixed rate borrowings within a band of 40% to 60% of projected net borrowings, and the overall net borrowings portfolio is managed according to a duration measure. A Board approved template specifies different duration guidelines and fixed/floating amortisation periods (time taken for the fixed element of debt to reduce to zero) depending on different interest rate environments. The majority of Diageo's existing interest rate derivatives are designated as hedges and these hedges are expected to be effective.

Liquidity risk    Liquidity risk is the risk that Diageo may encounter in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The group's policy with regard to the expected maturity profile of borrowings is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

Credit risk    Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. Credit risk arises from cash balances (including bank deposits and cash and cash equivalents), fixed income and money market investments and derivative financial instruments, as well as credit exposures to customers, including outstanding receivables, financial guarantees and committed transactions. Credit risk is managed separately for financial and business related credit exposures.

Financial credit risk    Diageo minimises its financial credit risk through the application of risk management policies approved and monitored by the board. Counterparties are limited to major banks and financial institutions, and the policy restricts the exposure to any one counterparty by setting credit limits taking into account the credit quality of the counterparty as assessed by Moody's, Standard and

Business review (continued)

Poor's or Fitch. The board also defines the types of financial instruments which may be transacted. The group policy is designed to ensure that individual counterparty limits are adhered to and that there are no significant concentrations of credit risk. Financial instruments are primarily transacted with major international financial institutions with a long term credit rating within the A band or better. The credit risk arising through the use of financial instruments for interest rate and currency risk management is estimated with reference to the fair value of contracts with a positive value, rather than the notional amount of the instruments themselves.

        When derivative transactions are undertaken with bank counterparties, Diageo may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a pre-determined threshold.

        During the year ended 30 June 2010, Diageo reviewed the credit limits applied and continued to monitor the counterparties' credit quality reflecting market credit conditions.

Business related credit risk    Trade and other receivables exposures are managed locally in the operating units where they arise and credit limits are set as deemed appropriate for the customer. There is no concentration of credit risk with respect to trade and other receivables as the group has a large number of customers which are internationally dispersed.

        The maximum credit risk exposure of the group's financial assets as at 30 June 2010 and 30 June 2009 was as follows:

	2010	2009
	£ million	£ million
Trade and other receivables (excluding taxes)	1,825	1,731
Accrued income	31	24
Assets held for sale	13	—
Cash and cash equivalents	1,453	914
Derivative financial assets	334	240
Other investments	117	231

Total	3,773	3,140

Derivative financial assets comprise the fair value of derivatives receivable from financial institutions partly offset by cash collateral received.

Commodity price risk    The group uses long term purchase and commodity futures contracts to hedge against price risk in certain commodities. Long term purchase contracts are used to secure prices with suppliers to protect against volatility in commodity prices. All commodity futures contracts hedge a projected future purchase of raw material. Commodity futures contracts are held in the balance sheet at fair value. To the extent that they are considered an effective hedge, the fair value movements are recognised in other comprehensive income and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement.

        Realised net losses recognised in the income statement in the year ended 30 June 2010 were £nil (2009 – £5 million). There are no open deals on the balance sheet at 30 June 2010 (2009 – £nil).

Business review (continued)

Insurance    The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains insurable risk where external insurance is not considered an economic means of mitigating these risks.

Fair value measurements

This section on fair value measurement forms part of the audited financial statements.

        The adoption of the amendment to IFRS 7 in the year ended 30 June 2010 requires enhanced disclosures about fair value measurements of financial instruments through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations. The levels can be broadly described as follows:

  •
  Level 1 – use of unadjusted quoted prices in active markets for identical assets or liabilities;

  •
  Level 2 – use of observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets or liabilities in active markets; and

  •
  Level 3 – use of inputs not based on observable market data but reflecting management's own assumptions about pricing the asset or liability.

        Diageo maintains policies and procedures to value instruments using the most relevant data available. If there are multiple inputs available that fall into different levels of the hierarchy, the instrument is categorised on the basis of the lowest level input.

Derivatives and other financial liabilities    Interest rate swaps, cross currency swaps and foreign currency forwards and swaps are valued in the market using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as interest rates and foreign currency exchange rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument's term, notional amount and discount rate, and taking credit risk into account.

        As significant inputs to the valuation are observable in the markets, these instruments are categorised as level 2 in the hierarchy.

        The put option to acquire the remaining equity stake in Ketel One Worldwide is classified as a derivative financial liability with changes in fair value included in operating profit. As this valuation of the option uses assumptions not observable in the market, it is categorised as a level 3 instrument in the fair value hierarchy.

        The group's financial assets and liabilities, excluding finance lease liabilities, measured at fair value at 30 June 2010 are categorised as follows:

	Level 1	Level 2	Level 3	Total
	£ million	£ million	£ million	£ million
Assets
Derivative assets	—	570	—	570

Total assets	—	570	—	570

Liabilities
Derivative liabilities	—	(229)	(23)	(252)
Other financial liabilities	—	—	(28)	(28)

Total liabilities	—	(229)	(51)	(280)

Business review (continued)

The movements in level 3 instruments, measured on a recurring basis, for the year ended 30 June 2010 are as follows:

	Derivative liabilities	Other financial liabilities	Total level 3 instruments
	£ million	£ million	£ million
At 30 June 2009	(40)	—	(40)
Deferred consideration payable	—	(26)	(26)
Net gains/(losses) included in the consolidated statement of comprehensive income	17	(2)	15

At 30 June 2010	(23)	(28)	(51)

Market risk sensitivity analysis

This section on market risk sensitivity analysis forms part of the audited financial statements.

        The group is using a sensitivity analysis technique that measures the estimated impacts on the income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% (50 basis points) in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2010 (2009 – 100 basis points increase or decrease in market interest rates or a 10% strengthening or weakening in sterling against all other currencies), for each class of financial instruments with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on the net post employment benefit liability and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

        The sensitivity analysis is based on the following:

  •
  Financial instruments are valued at the balance sheet date using discounted cash flow techniques.

  •
  Changes in interest rates affect the interest income or expense of variable interest financial instruments.

  •
  Changes in interest rates only affect interest income or expense in relation to financial instruments with fixed interest rates if these are recognised at fair value.

  •
  Changes in interest rates affect the fair value of derivative financial instruments designated as hedging instruments.

  •
  Changes in the fair values of derivative financial instruments and other financial assets and liabilities are estimated by discounting the future cash flows to net present values using rates prevailing at the year end.

  •
  All interest rate, net investment and foreign currency cash flow hedges are expected to be highly effective.

        The sensitivity analysis estimates the impact of changes in interest and foreign exchange rates. Actual results in the future may differ from these results materially due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the

Business review (continued)

hypothetical amounts disclosed in the following table, which therefore should not be considered as projections of likely future events, gains or losses.

        Hypothetical changes in other risk variables would not significantly affect the fair value of financial instruments at 30 June 2010 and 30 June 2009.

Sensitivity analysis table

	0.5% decrease in interest rates	0.5% increase in interest rates	10% weakening of sterling	10% strengthening of sterling
	£ million	£ million	£ million	£ million
At 30 June 2010
Impact on income statement – gain/(loss)	19	(19)	(33)	27
Impact on the consolidated statement of comprehensive income – gain/(loss)(a)(b)	34	(33)	(739)	605

	1% decrease in interest rates	1% increase in interest rates	10% weakening of sterling	10% strengthening of sterling
	£ million	£ million	£ million	£ million
At 30 June 2009
Impact on income statement – gain/(loss)	33	(39)	(38)	31
Impact on the consolidated statement of comprehensive income – gain/(loss)(a)(b)	30	(31)	(834)	682

(a)
The group's foreign currency debt is used as a hedge of net investments in foreign operations and as such the translation of foreign net investments would mainly offset the foreign currency gains or losses on financial instruments recognised in other comprehensive income.

(b)
Impact on the consolidated statement of comprehensive income includes the impact on the income statement.

The above analysis considers the impact of all financial instruments including financial derivatives, cash and cash equivalents, borrowings and other financial assets and liabilities.

Critical accounting policies

This section on critical accounting policies forms part of the audited financial statements.

        The consolidated financial statements are prepared in accordance with IFRS. Diageo's accounting policies are set out in the notes to the consolidated financial statements in this Annual Report. In applying these policies, the directors are required to make estimates and subjective judgements that may affect the reported amounts of assets and liabilities at the balance sheet date and reported profit for the year. The directors base these on a combination of past experience and any other evidence that is relevant to the particular circumstance. The actual outcome could differ from those estimates. Of Diageo's accounting policies, the directors consider that policies in relation to the following areas are particularly subject to estimates and the exercise of judgement.

Brands, goodwill and other intangibles    Acquired intangible assets are held on the consolidated balance sheet at cost. Where these assets are regarded as having indefinite useful economic lives, they

Business review (continued)

are not amortised. Assessment of the useful economic life of an asset, or that an asset has an indefinite life, requires management judgement.

        Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. In particular, the group performs a discounted cash flow analysis at least annually to compare discounted estimated future operating cash flows to the net carrying value of each acquired brand. The analysis is based on forecast cash flows with terminal values being calculated using the long term growth rate (the real GDP growth rate of the country plus its inflation rate) of the principal markets in which the majority of the profits of each brand are or will be generated. The estimated cash flows are discounted at the group's weighted average cost of capital in the relevant country.

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

        For some recently acquired intangible assets, there is limited headroom as the recoverable amount has been affected in the short term by the slowdown in the worldwide economy. In the year ended 30 June 2010 there was an impairment loss of £35 million in respect of the Ursus brand. One of the principal markets for Ursus is Greece where the economy suffered a significant downturn and shows no signs of recovery. For the Ursus vodka brand acquired in July 2004 and for the Bushmills Irish whiskey, acquired in August 2005, a negative change in the assumptions used to calculate the recoverable amount would result in an impairment charge. For the Ursus vodka brand a 1 percentage point increase in the discount rate, a 1 percentage point decrease in the long term growth rate or a 5% decrease in forecast annual cash flows would result in an impairment charge of £3 million, £2 million or £1 million, respectively. For the Bushmills brand a 1 percentage point increase in the discount rate, would result in an impairment charge of £2 million.

Post employment benefits    Diageo accounts for post employment benefits in accordance with IAS 19 – Employee benefits. Application of IAS 19 requires the exercise of judgement in relation to various assumptions including future pay rises in excess of inflation, employee and pensioner demographics and the future expected returns on assets.

        Diageo determines the assumptions to be adopted in discussion with its actuaries, and believes these assumptions to be in line with UK practice generally, but the application of different assumptions could have a significant effect on the amounts reflected in the income statement, other comprehensive income and balance sheet in respect of post employment benefits. The assumptions vary among the countries in which the group operates, and there may be an interdependency between some of the assumptions. The major assumptions used by the group for the three years ended 30 June 2010 are set out in note 4 to the consolidated financial statements. It would be impracticable to give the impact of the effect of changes in all of the assumptions used to calculate the post employment charges in the

Business review (continued)

income statement, other comprehensive income and balance sheet, but the following disclosures are provided to assist the reader in assessing the impact of changes in the more critical assumptions.

        The finance income and charges included in the income statement for post employment benefits are partly calculated by assuming an estimated rate of return on the assets held by the post employment plans. For the year ended 30 June 2010, this was based on the assumption that equities would outperform fixed interest government bonds by four percentage points. A one percentage point increase in the expected return on plan assets would have increased profit before taxation by approximately £51 million.

        The rates used to discount the liabilities of the post employment plans are determined by using rates of return on high quality corporate bonds of appropriate currency and term. A half a percentage point increase in the discount rate assumption used to determine the income statement charge in the year ended 30 June 2010 would have increased profit before taxation by approximately £3 million. A half a percentage point increase in the discount rate assumption used to determine the post employment liability at 30 June 2010 would have decreased the liabilities before tax by approximately £420 million.

        The net liability for post employment benefits is partly determined by the fair value at the end of the year of the assets owned by the post employment plans. A 10% movement in worldwide equity values would increase/decrease the net post employment liability before tax at 30 June 2010 by approximately £240 million.

        The mortality assumptions used in the UK plan were reassessed in the year ended 30 June 2010 based on the mortality experience of the plan to 31 March 2009 and allowing for future improvements in life expectancy. For example, it is assumed that members who retire in 2030 at age 65 will live on average for a further 23 years if they are male and for a further 25 years if they are female. If assumed life expectancies had been one year greater, the charge to profit before taxation would have increased by approximately £14 million and the net post employment liability before tax would have increased by approximately £232 million.

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

Business review (continued)

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

Directors and senior management

	Age	Nationality	Position (committees)
Directors
Dr Franz B Humer	64	Swiss/Austrian	Chairman, non-executive director(3)*
Paul S Walsh	55	British	Chief executive, executive director(2)*
Nicholas C Rose	52	British	Chief financial officer, executive director(2)
Lord Hollick of Notting Hill	65	British	Senior non-executive director(1)(3)(4)*
Peggy B Bruzelius	60	Swedish	Non-executive director(1)(3)(4)
Laurence M Danon	54	French	Non-executive director(1)(3)(4)
Lord Mervyn Davies of Abersoch	57	British	Non-executive director(1)(3)(4)
Betsy D Holden	54	American	Non-executive director(1)(3)(4)
Philip G Scott	56	British	Non-executive director(1)*(3)(4)
H Todd Stitzer	58	American	Non-executive director(1)(3)(4)
Paul A Walker	53	British	Non-executive director(1)(3)(4)
Senior management
Ronald Anderson	54	British	Chief customer officer(2)
Nicholas B Blazquez	49	British	Managing director, Diageo Africa(2)
Andrew Fennell	43	British	Chief marketing officer(2)
Stuart R Fletcher	53	British	President, Diageo International(2)
Gilbert Ghostine	50	Lebanese	President, Diageo Asia Pacific(2)
David Gosnell	53	British	Managing director, Global Supply and global procurement(2)
James N D Grover	52	British	Global business support director(2)
Deirdre A Mahlan	48	American	Deputy chief financial officer(2)
Ivan M Menezes	51	American	President, Diageo North America; Chairman, Diageo Asia Pacific(2)
John R Millian	57	American	Managing director, Diageo Latin America and Caribbean(2)
Andrew Morgan	54	British	President, Diageo Europe(2)
Timothy D Proctor	60	American/British	General counsel(2)
Larry Schwartz	57	American	President, Diageo USA(2)
Gareth Williams	57	British	Human resources director(2)
Ian Wright	52	British	Corporate relations director(2)
Officer
Paul D Tunnacliffe	48	British	Company secretary

Key to committees:

(1)	Audit
(2)	Executive (comprising senior management)
(3)	Nomination
(4)	Remuneration
*	Chairman of committee

Directors and senior management (continued)

Dr Franz Humer    Chairman, non-executive director, Swiss/Austrian (64)

        Appointed chairman of Diageo plc in July 2008, having been a non-executive director since April 2005. He is also chairman of F. Hoffmann-La Roche Ltd in Switzerland and chairman of INSEAD's board of directors. He was formerly chief operating director of Glaxo Holdings plc and has held a number of other non-executive directorships. During the year, he resigned as a non-executive director of Allianz Versicherungs AG in Germany.

Paul Walsh    Chief executive, Executive director, British (55)

        Appointed chief executive of Diageo plc in September 2000, having been chief operating officer since January 2000. He has served in a number of management roles since joining GrandMet's brewing division in 1982, including chief executive officer of The Pillsbury Company. He was appointed to the GrandMet board in October 1995 and to the Diageo plc board in December 1997. He is a non-executive director of Unilever PLC and is also chairman of the Scotch Whisky Association and a non-executive director of FedEx Corporation in the United States. During the year he retired as a member of the Council of the University of Reading.

Nicholas (Nick) Rose    Chief financial officer, executive director, British (52)

        Appointed chief financial officer of Diageo plc in July 1999. He will retire as chief financial officer and be succeeded by Deirdre Mahlan on 1 October 2010, and will retire as a director of Diageo plc at the AGM on 14 October 2010. He has served in a number of finance roles since joining GrandMet in June 1992, including group treasurer and group controller and was appointed to the Diageo plc board in June 1999. He is also a member of the Main Committee of the 100 Group of Finance Directors and during the year, was appointed a non-executive director of BAE Systems plc.

Lord (Clive) Hollick of Notting Hill    Senior non-executive director, British (65)

        Appointed a non-executive director of Diageo plc in December 2001 and senior non-executive director and chairman of the remuneration committee in September 2004. He is a member of the supervisory boards of ProSiebenSat.1 Media AG and BMG Music Rights GmbH, both in Germany, a non-executive director of Honeywell International Inc in the United States, and a founding trustee of the Institute of Public Policy Research. He was formerly chief executive of United Business Media plc and has held a number of other non-executive directorships. During the year, he was appointed a partner of GP Bullhound, and he retired as a partner and subsequently senior adviser to Kohlberg Kravis Roberts.

Peggy Bruzelius    Non-executive director, Swedish (60)

        Appointed a non-executive director of Diageo plc in April 2009. She is chairman of Lancelot Asset Management and deputy chairman of AB Electrolux, both in Sweden, and sits on the boards of Akzo Nobel NV in the Netherlands, Syngenta AG in Switzerland, Axfood AB and Husqvarna AB in Sweden and the Stockholm School of Economics. She was formerly managing director of ABB Financial Services AB and headed the asset management arm of Skandinaviska Enskilda Banken AB. During the year, she resigned as a non-executive director of Scania AB.

Laurence Danon    Non-executive director, French (54)

        Appointed a non-executive director of Diageo plc in January 2006. She is chairman of the executive board of Edmond de Rothschild Corporate Finance and a non-executive director of Groupe BPCE and Rhodia SA, all in France. Formerly she served with the French Ministry of Industry and Energy, held a number of senior management posts with Total Fina Elf and was chairman and chief

Directors and senior management (continued)

executive officer of France Printemps. During the year, she resigned as a non-executive director of Experian Group Limited and was recently appointed a non-executive director of TF1 and resigned as a non-executive director of Plastic Omnium, both in France.

Lord Mervyn Davies of Abersoch    Non-executive director, British (57)

        Appointed a non-executive director of Diageo plc with effect from 1 September 2010. He is a partner of Corsair Capital and was previously Minister for Trade, Investment and Small Business for the UK Government between January 2009 and May 2010. Prior to this role, he was Chairman of Standard Chartered PLC, the financial services company with leading positions in Asia, Africa and the Middle East and for which he was also Group Chief Executive from 2001 until 2006. He was a non-executive director at Tesco PLC from 2003 to 2008 and at Tottenham Hotspur PLC from 2004 to 2009.

Betsy Holden    Non-executive director, American (54)

        Appointed a non-executive director of Diageo plc in September 2009. She is a senior adviser to McKinsey & Company and a director of MediaBank LLC, and holds non-executive directorships of Tribune Company and Western Union Company, all in the United States. She is chairman of the board of visitors at Duke University, Trinity College and a member of the Dean's advisory board at the Kellogg School of Management. She was formerly president, global marketing and category development and co-chief executive officer of Kraft Foods, Inc.

Philip Scott    Non-executive director, British (56)

        Appointed a non-executive director of Diageo plc and chairman of the Audit Committee in October 2007. He retired during the year as chief financial officer of Aviva plc, having begun his career with Norwich Union as a trainee actuary in 1973 and subsequently held a number of senior roles with that company and its successor Aviva, including that of group executive director. During the year, he was appointed a non-executive director of The Royal Bank of Scotland Group plc.

H Todd Stitzer    Independent non-executive director, American (58)

        Appointed a non-executive director of Diageo plc in June 2004. During the year, he resigned as chief executive of Cadbury plc following its takeover by Kraft Foods having been appointed to that position in 2003 and having formerly held a number of marketing, sales, strategy and general management posts after joining Cadbury in 1983 as an assistant general counsel. He is a member of the board of trustees of Business in the Community and recently became a member of the Advisory Board of Hamlin Capital Management, LLC, a New York based investment advisory firm.

Paul Walker    Non-executive director, British (53)

        Appointed a non-executive director of Diageo plc in June 2002. He is chief executive of The Sage Group plc (to which office he was appointed in 1994, having previously been finance director) and was formerly a non-executive director of MyTravel Group plc. During the year, he was appointed a non-executive director of Experian plc.

Paul Tunnacliffe    Company secretary, British (48)

        Appointed company secretary of Diageo plc in January 2008. He was formerly company secretary of Hanson PLC (to which office he was appointed in 1997) where he previously served as assistant company secretary, having joined the company in 1983.

Maria Lilja

Retired as a non-executive director of Diageo plc in October 2009.

Executive committee

Ronald (Ron) Anderson    Chief customer officer, British (54)

        Appointed chief customer officer of Diageo plc in July 2008, having previously held various senior sales and general management roles in the UK, Canada and the United States. He joined the company in 1985, and prior to that worked for Tesco and Gillette.

Nicholas (Nick) Blazquez    Managing director, Diageo Africa, British (49)

        Appointed managing director, Diageo Africa in August 2004, prior to which he was managing director, Diageo Asia Key Markets. He held various managerial positions in United Distillers between 1989 and 1998.

Andrew (Andy) Fennell    Chief marketing officer, British (43)

        Appointed chief marketing officer of Diageo plc in September 2008. Held a number of marketing roles in the UK and internationally with Guinness and Diageo, prior to which he worked in various sales and marketing roles with Britvic and Bass plc.

Stuart Fletcher    President, Diageo International, British (53)

        Appointed president, Diageo International in October 2004, having been president, Key Markets since September 2000. He held a number of senior management positions with Guinness, after joining the company in 1986, including managing director of Developing and Seed Markets, and previously held various financial positions with Procter & Gamble and United Glass.

Gilbert Ghostine    President, Diageo Asia Pacific, Lebanese (50)

        Appointed president, Diageo Asia Pacific in July 2009, having previously been managing director, Diageo Continental Europe, since July 2006. He was formerly managing director, Northern Europe, and president, US Major markets and held various senior managerial positions in Africa, Asia, Europe and the United States, having joined International Distillers & Vintners in 1995.

David Gosnell    Managing director, Global Supply and Global Procurement, British (53)

        Appointed managing director, Global Supply and Global Procurement, Diageo plc in July 2003. He joined Diageo in 1998 as European supply director, then headed up Guinness & European RTD supply, prior to which he spent 20 years in various roles with Heinz. He resigned as a non-executive director of Brambles plc during the year.

James (Jim) Grover    Global Business Support Director, British (52)

        Appointed Global Business Support director in February 2004, having been strategy director since December 1997. Formerly he held a number of senior strategy positions in GrandMet and worked as a management consultant with Booz-Allen & Hamilton Inc and OC&C Strategy Consultants.

Deirdre Mahlan    Deputy chief financial officer, American (48)

        Appointed deputy chief financial officer of Diageo plc in May 2009, prior to which she was head of tax and treasury and before that, chief financial officer, Diageo North America. She joined the company in 2001, having held various senior finance positions in Joseph E Seagram & Sons Inc since 1992, having formerly been a senior manager with PricewaterhouseCoopers. She will succeed Nick Rose as chief financial officer and become a director of Diageo plc on 1 October 2010.

Executive committee (continued)

Ivan Menezes    President, Diageo North America; chairman, Diageo Asia Pacific, American (51)

        Appointed president, North America; in January 2004, having been chief operating officer, North America since July 2002. In October 2008, he was also appointed chairman, Diageo Asia Pacific. Formerly he held various senior management positions with Guinness and then Diageo and worked across a variety of sales, marketing and strategy roles with Nestlé in Asia, Booz-Allen & Hamilton Inc in North America and Whirlpool in Europe. He is also a non-executive director of Coach Inc., in the USA.

John R (Randy) Millian    Managing director, Diageo Latin America and Caribbean, American (57)

        Appointed managing director, Diageo Latin America and Caribbean in 2005, having joined United Distillers & Vintners Brazil in 1995 as its managing director. Prior to joining Diageo, he held senior management positions with American Express, Schering-Plough, Personal Care Group USA and Pepsi in a number of territories, including Latin America, Europe, Asia and the USA.

Andrew Morgan    President, Diageo Europe, British (54)

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

Timothy (Tim) Proctor    General counsel, American/British (60)

        Appointed general counsel of Diageo plc in January 2000. Formerly he was director, worldwide human resources of Glaxo Wellcome and senior vice president, human resources, general counsel and secretary for Glaxo's US operating company. He has over 25 years' international legal experience, including thirteen years with Merck and six years with Glaxo Wellcome.

Larry Schwartz    President, Diageo USA, American (57)

        Appointed president, Diageo USA in September 2008, prior to which he was president, Diageo North America key market hub, and president of Diageo's US spirits business. He joined the company in 2001, as president of Joseph E Seagram & Sons Inc, having held a variety of senior management positions with Seagram.

Gareth Williams    Human Resources director, British (57)

        Appointed human resources director in January 1999. Formerly he held a number of senior personnel management positions with GrandMet and then United Distillers & Vintners and spent ten years with Ford of Britain in a number of personnel and employee relations positions.

Ian Wright    Corporate Relations director, British (52)

        Appointed corporate relations director of Diageo plc in July 2004, having previously held positions with a number of public relations consultancies and The Boots Company.

Directors' remuneration report

Dear Shareholder

Diageo faced many tough challenges in the last fiscal year: an unprecedented global economic downturn, unusually volatile markets and weakening consumer confidence. The restructuring programme announced in 2009, and the sharp focus on market share gains, innovation and geographic expansion will drive long term growth. The fiscal 2010 results demonstrate the great resilience of our business, the strong and effective leadership of our management team and the terrific commitment of our global workforce.

        The remuneration committee has striven to ensure that people at all levels are fairly rewarded for achieving their financial and business targets and for strengthening the company's long term leadership position. We have been alert to the danger of encouraging short term measures and risk taking, which would be to the detriment of Diageo's longer term interests.

        We believe that the remuneration outturn for the last fiscal year fairly and reasonably reflects management's success in dealing with the particularly difficult and volatile conditions in many of our business units and for achieving the impressive financial results described in detail in the Business review.

        Salaries for senior management were frozen in fiscal 2010, as the committee felt that was the responsible approach to take in the context of the economic climate at that time. During fiscal 2010, the performance shares, which were due to vest in September 2009, lapsed in full upon failing the required total shareholder return (TSR) metric, and the same outcome will apply for the award due to vest in September 2010. This outcome, in part, reflects the extreme currency volatility that has followed the global economic downturn and the impact of this on Diageo's TSR measured in a common currency of US dollars. Diageo's strong TSR performance against the FTSE 100 can be seen in the graph later in this report. The corresponding SESOP share option awards have fully vested upon exceeding the adjusted earnings per share measure. The annual incentive plan award for 2010, detailed later in this report, reflects the company's resilient annual results, exceeding targets for both profit before exceptional items and tax and net sales, and significantly exceeding targets for free cash flow.

        During the year ending 30 June 2011, the committee intends to undertake a review of the performance measures for the Performance Share Plan with a view to broadening the success factors against which management are incentivised and measured in order to enhance the alignment between reward and our medium term strategic goals. An important factor in this is the extreme currency volatility, referred to above, resulting from the unprecedented devaluation of sterling against the US dollar and euro. We will consult with our shareholders on any proposed changes to our remuneration plans.

        The following report provides further explanation of the current remuneration arrangements and reward outcomes for the performance in the year ended 30 June 2010.

        Finally, we plan to submit resolutions in respect of the renewal of two employee share plans for shareholder approval at the company's AGM in October 2010. Details are included in the Notice of Meeting.

        We look forward to receiving your support at the AGM in October 2010.

Lord Hollick of Notting Hill

Independent non-executive director and chairman of the remuneration committee

Directors' remuneration report (continued)

Remuneration summary for the year ended 30 June 2010

Base salary

Base salaries for the executive directors were frozen in the year ended 30 June 2010 in response to economic conditions. Therefore, the salaries payable to the chief executive and chief financial officer of £1,155,000 and £673,000, respectively, have remained unchanged since October 2008.

Summary of salary reviews for executive directors

Percentage increase in year ended 30 June	2010	2009
NC Rose	0%	6%
PS Walsh	0%	5%

Short term incentive plans    In the year ended 30 June 2010, 80% of the short term incentive plan for executive directors was based on stretching financial performance targets for net sales, profit and free cash flow measures, and 20% on individual business objectives. Performance against both profit before exceptional items and tax and net sales measures was ahead of target, and delivery of free cash flow was significantly ahead of target. The remuneration committee also assessed performance against the individual business objectives and concluded that there had been very strong performance against the operational and strategic goals set. The committee determined that awards under the annual incentive plan equivalent to 171% and 173% of salary as at 30 June 2010 for the chief executive and chief financial officer, respectively, were appropriate given the resilient performance delivered in challenging economic circumstances.

Summary of short term incentive awards as a percentage of base salary for executive directors

Percentage award earned for year ended 30 June	2010	2009
NC Rose	173%	44%
PS Walsh	171%	44%

Long term incentive plans    During the year ended 30 June 2010, the executive directors received option grants and were awarded performance shares in the range of 300% to 375% of their salaries. The vesting of these awards is subject to the achievement of stretching relative and absolute performance conditions over a three-year period.

        The performance shares awarded in 2006 failed the required performance condition with Diageo's total shareholder return (TSR) ranking below the median of the TSR peer group of 16 other companies (reduced to 15 other companies for the 2007 award following the removal of Cadbury during the year and maintained at 16 other companies from 2008 onwards with the addition to the peer group of Kraft). Consequently, the award lapsed in full in September 2009. In addition, the TSR target for awards granted in September 2007 was not met and these awards are due to lapse in September 2010.

        Share options granted in 2006 vested in full in September 2009 upon exceeding the required performance condition of adjusted EPS growth of RPI plus 15 percentage points. For share options granted in 2007, the adjusted measure was exceeded and the options will vest in full in September 2010.

Directors' remuneration report (continued)

Summary of long term incentive awards vesting for executive directors

Percentage vesting in year ended 30 June	2010	2009
Performance shares	0%	35%
Share options	100%	100%

Shareholding requirements    The executive directors are required to hold a minimum shareholding in order to participate fully in the long term incentive plans. The status of that requirement as at 30 June 2010 for NC Rose and PS Walsh is shown below:

	NC Rose	PS Walsh
Value of shareholdings (£000)	4,918	7,480
Minimum shareholding requirement as % of salary	250%	300%
Actual shareholding as % of salary	731%	648%

This information is based on the share interests disclosed in the table 'Share and other interests' in this report, base salary earned in the year ended 30 June 2010, and an average share price for the same period of 1027 pence.

Pensions    The executive directors participate in a final salary pension scheme. Accrued annual pension as at 30 June 2010 is £396,000 per annum for NC Rose and £670,000 per annum for PS Walsh. The executive directors contribute 6% of their pensionable pay to the scheme. With effect from 31 December 2010, NC Rose will take early retirement from the company at the age of 53; his pension benefit will be subject to actuarial reduction in line with the normal rules of the scheme and will not be augmented.

Non-executive directors' remuneration for the year ended 30 June 2010    In light of the salary freeze applied to executive directors and senior management during the year, no increase was made to the base fee and committee chairman fees for non-executive directors. The next review of fees is anticipated to take place in December 2010 with any changes expected to take effect on 1 January 2011.

Appointment of new chief financial officer    During the year ended 30 June 2010, the company announced that Mr NC Rose would stand down from the board at the company's AGM on 14 October 2010 and that Ms D Mahlan would replace him on the board in the position of chief financial officer with effect from 1 October 2010. Subject to shareholder approval, Ms. Mahlan will be formally appointed as a director at the company's AGM on 14 October 2010. It is proposed that Ms. Mahlan is paid a base salary of £575,000 per annum and that she will participate in the annual bonus and long term incentive plans on a similar basis to the previous incumbent.

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

Directors' remuneration report (continued)

  •
  determining arrangements in relation to termination of employment of each executive director and other designated senior executives; and

  •
  making recommendations to the board concerning the introduction of any new share incentive plans which require approval by shareholders.

        The remuneration committee consists of Diageo's non-executive directors, all of whom are independent: PB Bruzelius, LM Danon, BD Holden (appointed 1 September 2009), Lord Hollick, PG Scott, HT Stitzer and PA Walker. M Lilja retired from the remuneration committee on 14 October 2009. Lord Hollick is chairman of the remuneration committee. The chairman of the board and the chief executive may, by invitation, attend remuneration committee meetings except when their own remuneration is discussed.

        The remuneration committee met five times during the year to consider, and approve, amongst other things:

  •
  the structure of the annual incentive plan and awards, share-based grants and vesting for executive directors and the executive committee;

  •
  approach to salary reviews for the executive directors and executive committee;

  •
  the performance measures used in the company's long term incentive plans; and

  •
  the directors' remuneration report for the year ended 30 June 2010.

        During the year, the remuneration committee undertook a review of its own effectiveness and concluded that the committee was acting effectively.

        Further information on meetings held and director attendance is disclosed in the corporate governance report. The remuneration committee's terms of reference are available at www.diageo.com and on request from the company secretary.

Advice    During the year ended 30 June 2010, the remuneration committee appointed the following independent consultants:

  •
  Deloitte LLP – who provided advice on remuneration best practice and senior executive remuneration. Deloitte LLP also provided a range of non-related tax, accounting, consulting and risk management services during the year.

  •
  Kepler Associates – who reviewed and confirmed the TSR of Diageo and the peer group companies for the award under the September 2006 TSR plan (for which the performance cycle ended on 30 June 2009), provided periodic performance updates on all outstanding performance cycles and reviewed the TSR comparator group and TSR calibration for future awards. They provided no other services to Diageo during the year.

        Additional remuneration survey data published by Hewitt Associates, Towers Watson (formerly Towers Perrin) and Equilar, were presented to the remuneration committee during the year. In addition, advice provided by Ernst&Young LLP on the implementation of an employer financed retirement benefit scheme (EFRBS) was presented to the remuneration committee during the year.

        Diageo's human resources director and director of performance and reward were also invited by the remuneration committee to provide their views and advice.

Directors' remuneration report (continued)

Executive remuneration philosophy and principles

Alignment with strategy    The remuneration structures and performance measures used are designed to align with business strategy as follows:

  •
  Fixed elements of remuneration are aligned to the median of the market to ensure competitiveness with peers while controlling cost.

  •
  A significant proportion of total remuneration for the executive directors is linked to individual and business performance so that remuneration will increase or decrease in line with performance. The fixed versus variable pay mix is illustrated below.

  •
  Variable elements of remuneration are dependent upon the achievement of performance measures that are identified as key sustainable growth drivers for the business and that are aligned with the creation of shareholder value.

  •
  Full participation in incentives is conditional upon building up a significant personal shareholding in Diageo.

Pay for performance    The board of directors sets stretching performance targets for the business and its leaders. To achieve these targets and deliver performance requires exceptional business management and strategic execution. This approach to target setting reflects the aspirational performance environment that Diageo wishes to create.

        The annual incentive plan aims to reward the delivery of short term financial and individual business performance goals with commensurate levels of remuneration. Long term incentive plans aim to reward long term sustained performance and create alignment with the delivery of value for shareholders. Under both sets of plans, if the demanding targets are achieved, high levels of reward may be earned. All incentives are capped in order that inappropriate business risk-taking is neither encouraged nor rewarded.

Risk management    The remuneration committee considers the management of risk to be important to the process of designing and implementing sustainable remuneration structures and to setting appropriate performance targets for incentive plans. The members of the remuneration committee also constitute the membership of the audit committee, thus ensuring total oversight of any risk factors that may be relevant to remuneration arrangements and target setting specifically.

        The plans in which Diageo's executive directors and senior management participate are designed to reflect the principles detailed below:

What	Why	How
Performance-related compensation	It influences and supports performance and the creation of a high-performing organisation.	• Short and long term incentives conditional upon achieving stretching performance targets.
Rewarding sustainable performance	It is at the heart of Diageo's corporate strategy and is vital to meeting investors' goals.	• A balanced mix of absolute and relative performance measures for short and long term incentives that reflect sustainable profit and underlying financial performance.

Directors' remuneration report (continued)

What	Why	How
• Shareholding requirements that align the interests of senior executives with those of shareholders and that are a condition of full participation in share award and share option plans.
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

•       Reward levels considered against the total remuneration packages paid in the top 30 companies in the FTSE 100 by market capitalisation, excluding those in the financial services sector. Total remuneration positioned between the median and upper quartile of this group, reflecting the size, complexity and global scope of Diageo's business.

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
• Benchmarked against the top 30 companies in the FTSE 100 by market capitalisation excluding those in the financial services sector.
• Generally positioned at the median of the relevant market or, in exceptional circumstances, positioned above median if justified by the requirement to recruit or retain key executives.
Annual incentive plan	Incentivises year on year delivery of short term performance goals.	• Targets set by reference to the annual operating plan. • Level of award determined by Diageo's overall financial performance.
Provides focus on key financial metrics including profit growth and cash performance.

•       Annual incentive plan awards based 80% on financial measures (net sales, profit and cash flow) and 20% on specific individual business objectives related to business strategy and operational targets.

Directors' remuneration report (continued)

What	Why	How
• Up to 100% of salary earned for on target performance with a maximum of 200% of salary payable for outstanding performance.
Share options (SESOP 2008)	Incentivises three-year earnings growth above a minimum threshold.	• A discretionary annual grant of market price share options subject to a performance test based on absolute annual compound growth in adjusted EPS over three years.
	Provides focus on increasing Diageo's share price over the medium to longer term.	• Stretching growth targets set annually by the remuneration committee.
• Maximum annual grant of 375% of salary.
• Threshold vesting level of 30% (October 2008 awards) and 25% (September 2009 awards onwards), with pro rata vesting up to 100% maximum.
• No re-test facility.
Performance share awards (PSP 2008)	Incentivises three-year total shareholder return relative to a selected peer group of companies.	• A discretionary annual award of shares subject to a three-year performance test based on TSR performance against a peer group of companies.
• Maximum annual award of 375% of salary.
	Provides focus on delivering superior returns to shareholders.	• Threshold vesting of 25% for median performance up to vesting of 100% for position 1 or 2 relative to the TSR peer group.
• Notional dividends accrue on awards, delivered as shares or cash at the discretion of the remuneration committee.
Pension	Provides competitive post-retirement benefits.	• Accrual rate of 1/30 of pensionable pay.
• Bonus and other benefits excluded from pensionable pay.

Directors' remuneration report (continued)

What	Why	How
• Maximum pension is restricted to 2/3 of final remuneration minus retained benefits.
• Normal retirement age is 62.
• Subject to company consent, no actuarial reduction applied upon early retirement from age 57.
• Contributory – 6% of pensionable pay.
• Subject to election, benefits in excess of the lifetime allowance provided through unfunded non-registered arrangement.

Base salary    The summary table above sets out the policy on base salary for the executive directors. Base salaries are generally set around the median of the relevant market for each role and take account of level of experience, performance and the external market. When setting executive director pay, the remuneration committee also takes into account the level and structure of remuneration for other employees. Particular consideration is given to the overall increase in salaries throughout the company, with the intention that any increase in executive director salaries in fiscal 2011 will be at a similar level to the overall employee increase.

        In light of economic conditions in the last two years and the focus on cost constraint, no salary increases were made during the year ended 30 June 2010 and, therefore, salaries remained at 2008 levels. The table 'Summary of salary reviews for executive directors' in the remuneration summary at the beginning of this report shows the salary increases that have been applied to the executive directors in the years ended 30 June 2010 and 2009.

Annual incentive plan    The annual incentive plan is designed to incentivise year on year delivery of short term performance goals that are determined by pre-set stretching targets and measures agreed by the remuneration committee with reference to the annual operating plan. The remuneration committee determines the level of performance achieved based on Diageo's overall financial performance at the financial year end. The business results for the year ended 30 June 2010 are described in the Business review.

        The targets for the year ended 30 June 2010 were a combination of measures including net sales, profit before exceptional items and tax and free cash flow. These measures focus on key drivers of Diageo's growth strategy while supporting sustainability and the underlying financial health of the company. For the first time, the executive directors were also measured against a set of individual business objectives (IBO) that were relevant to their specific area of accountability. These were determined with reference to a set of collective business priorities that support the long term growth and sustainability of the business. Profit and sales targets were exceeded and free cash flow targets were significantly exceeded. The committee evaluated the performance of the chief executive and chief financial officer against their specific IBOs and concluded that the objectives were exceeded. The overall level of performance achieved resulted in an annual incentive plan award equating to 171% of

Directors' remuneration report (continued)

base salary for the chief executive and 173% for the chief financial officer. The actual awards received by the executive directors are shown in this report in the table 'Directors' remuneration for the year ended 30 June 2010'.

Long term incentive plans (LTIPS)    Current long term incentives are a combination of share options under the SESOP and performance share awards under the PSP and are designed to incentivise executive directors and senior managers to strive for long term sustainable performance. These awards are made on an annual basis with the level of award considered each year in light of individual and business performance. Awards made under both sets of plans are subject to performance conditions normally measured over a three-year period. The regular review of the performance measures and the vesting schedule used in each plan are designed to ensure that the LTIPs continue to support the business objectives and are in line with current best practice. All of Diageo's share plans operate within the Association of British Insurers' dilution guidelines for share-based remuneration.

Senior executive share option plan 2008 (SESOP 2008)    Options granted under the SESOP 2008 are subject to a performance condition based on compound annual growth in adjusted EPS over a three-year period, with growth targets set by the company's remuneration committee for each grant. For the purpose of the SESOP, an underlying measure of EPS is used to ensure that items such as exceptional items and movements in exchange rates are excluded from year on year comparisons of performance. Options will only vest when stretching adjusted EPS targets are achieved. Vesting is on a pro rata basis currently ranging from a threshold level of 25% to a maximum level of 100%.

        The adjusted EPS growth targets for the awards to be made in September 2010 are unchanged from 2009. Therefore, the adjusted EPS growth target for the September 2010 grant of options to vest in full remains 7% compound annual growth which is equivalent to 23% growth over a three-year period. The threshold when options start to vest remains 3% compound annual growth in adjusted EPS which is equivalent to 9% growth over a three-year period. 100% of the initial award will vest for performance greater than or equal to the upper target and 25% of the initial award will vest for threshold performance.

        The adjusted EPS growth target for the October 2008 grant of options to vest in full is 10% per annum compound which is equivalent to 33% growth over a three-year period. The threshold when options start to vest is when adjusted EPS grows by an average of 6% compound per annum, equivalent to 19% over a three-year period, at which point 30% of the award would vest.

        The maximum annual grant under the plan is 375% of base salary. However, the remuneration committee has the discretion to grant awards in excess of the maximum limit in exceptional circumstances.

        The following chart shows the performance targets, minimum and maximum vesting percentages for awards made in 2008, 2009 and 2010, and the compound annual growth for adjusted EPS performance for the performance years ended 30 June 2009 and 30 June 2010.

        In the year ending 30 June 2009, adjusted EPS grew by 4.1% (restated from prior year) and in the year ending 30 June 2010, adjusted EPS grew by 5.9%.

Directors' remuneration report (continued)

Senior executive share option plan 1999 (SESOP 1999)    The last grant of options made under the expired SESOP 1999 is due to vest in September 2010. These options are subject to satisfying a performance condition based on adjusted EPS growth relative to RPI over a three-year period. The vesting schedule is shown in the table below:

Adjusted EPS growth relative to RPI	% option grant released
RPI + 15%	100%
RPI + 12%	50%
Less than RPI + 12%	0%

Under both the 1999 and 2008 plans, the remuneration committee has discretion to extend the option exercise period from 12 to 18 months for share options awarded to qualifying leavers. During the year ended 30 June 2010, the remuneration committee exercised this discretion for a total of 114,020 ordinary shares awarded under the SESOP 1999 and SESOP 2008 to one qualifying participant. This discretion was applied after consideration of the leaving circumstances and prior personal performance of the individual.

Performance share plan (PSP 2008)    Under this plan, participants are granted a discretionary, conditional right to receive shares. All conditional rights awarded vest after a three-year period subject to the achievement of two performance tests. The primary performance test is a comparison of Diageo's three-year TSR – the percentage growth in Diageo's share price (assuming all dividends and capital distributions are reinvested) – with the TSR of a peer group of international drinks and fast moving consumer goods companies. TSR calculations are converted to a common currency (US dollars). The second performance test requires that there has been an underlying improvement in Diageo's three-year financial performance, typically measured by an adjusted EPS measure, for the remuneration committee to recommend the release of awards. The maximum annual award under the plan is 375% of salary. However, the remuneration committee has discretion to grant awards in excess of this maximum in exceptional circumstances. Notional dividends accrue on awards and are paid out either in cash or shares in accordance with the vesting schedule shown in the table below.

        During the year ending 30 June 2011, the committee intends to undertake a review of the performance measures for the PSP with a view to broadening the success factors against which

Directors' remuneration report (continued)

management is incentivised and measured to enhance strategic alignment. In addition, in light of the unprecedented devaluation of sterling against the US dollar and euro, the committee also intends to review the way in which TSR is being calculated to ensure it continues to achieve its original purpose of incentivising management to deliver core shareholder value.

Total shareholder return plan (TSR 1998)    The final award of performance shares made under the expired TSR plan is due to vest in September 2010. The proportion vesting is subject to TSR performance relative to the selected peer group as described above. Outstanding awards under this expired plan are subject to the vesting schedule below. The maximum annual award under the plan is 250% of salary. Notional dividends do not accrue on awards made under the expired TSR plan.

Vesting schedules and TSR peer group for the PSP and the TSR plan

TSR ranking	PSP 2008	TSR 1998 (expired)
	% vesting	% vesting
1st or 2nd	100%	150%
3rd	95%	142%
4th	75%	114%
5th	65%	94%
6th	55%	83%
7th	45%	67%
8th	25%	35%
9th or below	0%	0%

TSR peer group(a)
AB InBev	Kraft (2008 onwards)
Brown-Forman	Nestlé
Carlsberg	PepsiCo
Coca-Cola	Pernod Ricard
Colgate-Palmolive	Procter & Gamble
Groupe Danone	SABMiller
Heineken	Unilever
HJ Heinz

Note

(a)
The TSR peer group was reviewed during the year following the delisting of Cadbury. Following this review, the remuneration committee concluded in accordance with the rules that the three-year TSR performance for the final outstanding award under the expired TSR 1998 would be measured on the basis of a reduced peer group of 15 companies including Diageo, and that the three-year TSR performance for current and future awards made under the PSP 2008 would be measured on the basis of a revised peer group of 16 companies, including Diageo, following the addition of Kraft.

Long term incentive plans and change of control    In the event of a change of control and at the remuneration committee's discretion, outstanding PSP and TSR plan awards would be released and outstanding share options would become exercisable based on the extent to which the relevant performance conditions had been met and, if the remuneration committee determines, the time elapsed since the initial award or grant respectively.

Directors' remuneration report (continued)

All employee share plans    The executive directors are eligible to participate in the UK HM Revenue & Customs approved share incentive and sharesave plans that Diageo operates on the same terms as for all eligible employees.

Share ownership    Senior executives are currently required to build up significant holdings of shares in Diageo from their own resources over a defined period of time. Full participation in the share option and share award plans is conditional upon meeting this requirement. This policy reflects Diageo's belief that its most senior leaders should also be shareholders. The chief executive and chief financial officer are required to hold company shares equivalent to 300% and 250% of their base salary, respectively. The current status of their shareholding requirement is shown in the shareholding table on page 101 in the remuneration summary at the beginning of this report.

Pension provision    NC Rose and PS Walsh are members of the Diageo Pension Scheme. They currently accrue pension rights at the rate of one-thirtieth of pensionable pay each year. Bonus payments and other benefits are not included in pensionable pay. The pension at normal retirement age may not exceed two-thirds of final remuneration minus retained benefits. Subject to the consent of the company, no actuarial reduction is currently applied upon early retirement on or after the age of 57. Pensions in payment are increased each year in line with increases in the RPI, subject to a maximum of 5% per year and a minimum of 3% per year.

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

        As a result of changes introduced by the UK Finance Act 2004 affecting the taxation of pensions from 6 April 2006, executive directors were offered the option of having benefits in excess of their lifetime allowance provided by an unfunded non-registered arrangement. Both executive directors have opted to have part of their benefits provided from this unfunded arrangement, if appropriate. Total pension benefits remain subject to the HM Revenue & Customs limits that were in force on 5 April 2006.

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

Directors' remuneration report (continued)

        During the year ended 30 June 2010, PS Walsh served as a non-executive director of Unilever PLC and FedEx Corporation and NC Rose served as a non-executive director of BAE Systems (appointed on 8 February 2010); both executive directors retained the fees paid to them for their services. The total amounts of such fees paid to both executive directors in the year ended 30 June 2010 are set out in the table below.

	NC Rose	PS Walsh
	£000	£000
Unilever PLC(a)	—	76
FedEx Corporation(a)	—	62
BAE Systems	30	—

	30	138

Note

(a)
Fees paid in currencies other than sterling are converted using average exchange rates for the year ended 30 June 2010.

In line with the FedEx Corporation policy for outside directors, PS Walsh is eligible to be granted share options. During the year ended 30 June 2010, he was granted 6,440 options at an option price of $74.88. He exercised 8,000 FedEx options during the year, of which 4,000 were granted at an option price of $41.03 and sold at an average price of $80.66, and 4,000 were granted at an option price of $35.89 and sold at the price of $92.75.

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

        The chairman's fee is normally reviewed every two years and any changes would normally take effect from 1 January. Fees are reviewed in the light of market practice in large UK companies and anticipated workload, tasks and potential liabilities. As recommended by the Combined Code on Corporate Governance, any changes have to be approved by the remuneration committee. In line with Diageo's policy, a proportion of the chairman's annual fee is used for the monthly purchase of Diageo

Directors' remuneration report (continued)

ordinary shares, which have to be retained until the chairman retires from the company or ceases to be a director for any other reason.

        The next review of the chairman's fee is anticipated to take place in December 2010 with any changes expected to take effect on 1 January 2011.

        All non-executive directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com.

        The fees paid to non-executive directors are reviewed annually with any changes normally taking effect from 1 January. The last scheduled review of fees was undertaken in December 2009. At this time, fees were benchmarked against market practice in large UK companies and reviewed in light of anticipated workload, tasks and potential liabilities. As a result of this review and in light of the salary freeze for executive directors and senior management during 2009, the fees paid to non-executive directors were unchanged. The next review of the non-executive director fees is anticipated to take place in December 2010 with any changes expected to take effect on 1 January 2011.

Per annum fees effective from	January 2010	January 2009
Base fee	£75,000	£75,000
Senior non-executive director	£20,000	£20,000
Chairman of audit committee	£25,000	£25,000
Chairman of remuneration committee	£15,000	£15,000

The emoluments received by the non-executive directors in the year ended 30 June 2010 are shown in the table 'Directors' remuneration for the year ended 30 June 2010.

Directors' remuneration report (continued)

Directors' remuneration for the year ended 30 June 2010

	2010					2009
Emoluments	Base salary	Annual incentive plan(b)	Share incentive plan	Other benefits(c)	Total	Total
	£000	£000	£000	£000	£000	£000
Chairman – fees
Dr FB Humer(a)	400	—	—	6	406	401
Executive directors
NC Rose	673	1,164	3	32	1,872	996
PS Walsh	1,155	1,975	3	45	3,178	1,706

	1,828	3,139	6	77	5,050	2,702

Non-executive directors – fees
PB Bruzelius	75	—	—	1	76	13
LM Danon	75	—	—	1	76	79
BD Holden (appointed 1 September 2009)	62	—	—	1	63	—
Lord Hollick	110	—	—	1	111	106
M Lilja (retired 14 October 2009)	21	—	—	—	21	79
PG Scott	100	—	—	1	101	96
HT Stitzer	75	—	—	1	76	73
PA Walker	75	—	—	1	76	73
Former non-executive directors – fees
WS Shanahan (retired 30 April 2009)	—	—	—	—	—	67

	593	—	—	7	600	586

Total	2,821	3,139	6	90	6,056	3,689

Notes

(a)
£160,000 of Dr FB Humer's remuneration in the year ended 30 June 2010 was used for the monthly purchase of Diageo ordinary shares, which must be retained until he retires from the company or ceases to be a director for any other reason.

(b)
During the year, the remuneration committee agreed to establish the Diageo Executive Savings Plan (ESP). This plan is an employer financed retirement benefit scheme (EFRBS) under which an ESP contribution can be made on behalf of an executive director in lieu of all or part of their discretionary annual incentive plan (AIP) award. Through this scheme, eligible employees may express a preference for up to 100% of their potential gross AIP award to be delivered as a cash contribution to the ESP; any such decision is taken entirely at the company's discretion. The ESP contribution means that cash is paid into a trust for long term investment. The resulting funds are only available to provide benefits to the participant after they have left the employment of Diageo and have reached a minimum of age 55. For the year ended 30 June 2010, the chief executive expressed a preference for some or all of his potential gross AIP award to be delivered as a cash contribution to the ESP, and the company has decided to make such ESP contribution. No ESP contribution will be made for the chief financial officer.

(c)
Other benefits may include company car and driver, fuel, product allowance, financial counselling and medical insurance.

Directors' remuneration report (continued)

Long term incentive plans

Payments and gains

In the year ended 30 June 2010, the executive directors received payments and made gains under long term incentive plans as follows:

	2010			2009
	Executive share option exercises	September 2006 TSR award	Total	Total
	£000	£000	£000	£000
Executive directors
NC Rose	984	—	984	553
PS Walsh	2,859	—	2,859	1,795

Total	3,843	—	3,843	2,348

Directors' share options over ordinary shares

The following table shows the number of options held under all executive share option plans and savings-related schemes for the directors who held office during the year.

		UK option plan	30 June 2009	Granted	Exercised	30 June 2010	Option price in pence	Market price at date of exercise in pence	Date from which first exercisable	Expiry date
NC Rose		SESOP 1999	262,269		(262,269)	—	815	1040	20 Sep 2008	20 Sep 2015
		SESOP 1999	243,951		(243,951)	—	930	1086	19 Sep 2009	19 Sep 2016
	(b)	SAYE	2,914		(2,914)	—	567	1040	01 Dec 2009	31 May 2010
	(a)	SESOP 1999	226,569			226,569	1051		18 Sep 2010	18 Sep 2017
		SESOP 2008	287,770			287,770	877		27 Oct 2011	27 Oct 2018
		SESOP 2008		265,099		265,099	952		17 Sep 2012	17 Sep 2019

			1,023,473	265,099	(509,134)	779,438

PS Walsh		SESOP 1999	270,553			270,553	759		11 Oct 2005	11 Oct 2012
		SESOP 1999	279,584		(100,000)	—	649	985	10 Oct 2007	10 Oct 2013
		SESOP 1999			(100,000)	—	649	1000	10 Oct 2007	10 Oct 2013
		SESOP 1999			(79,584)	—	649	1025	10 Oct 2007	10 Oct 2013
		SESOP 1999	493,281		(100,000)	—	707	1060	11 Oct 2007	11 Oct 2014
		SESOP 1999			(93,281)	—	707	1070	11 Oct 2007	11 Oct 2014
		SESOP 1999			(100,000)	—	707	1088	11 Oct 2007	11 Oct 2014
		SESOP 1999			(100,000)	—	707	1100	11 Oct 2007	11 Oct 2014
		SESOP 1999			(100,000)	—	707	1114	11 Oct 2007	11 Oct 2014
		SESOP 1999	455,521			455,521	815		20 Sep 2008	20 Sep 2015
		SESOP 1999	423,387			423,387	930		19 Sep 2009	19 Sep 2016
	(a)	SESOP 1999	392,483			392,483	1051		18 Sep 2010	18 Sep 2017
	(b)	SAYE	2,465			2,465	653		01 Dec 2010	31 May 2011
		SESOP 2008	493,871			493,871	877		27 Oct 2011	27 Oct 2018
		SESOP 2008		454,963		454,963	952		17 Sep 2012	17 Sep 2019

			2,811,145	454,963	(772,865)	2,493,243

Notes

(a)
The performance condition in respect of this SESOP grant was measured after 30 June 2010. The growth in Diageo's EPS over the three years ended 30 June 2010 exceeded the performance condition (RPI plus 15 percentage points) and 100% of these options will become exercisable in September 2010.

(b)
Options granted under the UK savings-related share option scheme.

Directors' remuneration report (continued)

The mid-market price for ordinary shares at 30 June 2010 was 1060 pence (2009 – 871 pence; 16 August 2010 – 1110 pence). The highest mid-market price during the year was 1160 pence and the lowest mid-market price was 867 pence.

Directors' interests in PSP and TSR plan awards

The following table shows the directors' interests in the PSP and the TSR plan. Details of executive share options are shown separately above.

			Interests at 30 June 2009		Awards made during year	Awards released during year
	Performance period	Date of award	Target award(a)	Maximum award(b)	Maximum award(b)	Number of shares vested(c)	Market price at date of vesting in pence(d)	Interests at 30 June 2010(e)
NC Rose	2006 – 2009	19 Sep 06	142,018	213,027		—	982	—
	2007 – 2010	18 Sep 07(f)	127,895	191,843				191,843
	2008 – 2011	27 Oct 08	194,321	194,321				194,321
	2009 – 2012	17 Sep 09(g)			226,599			226,599

			464,234	599,191	226,599	—		612,763

PS Walsh	2006 – 2009	19 Sep 06	308,098	462,147		—	982	—
	2007 – 2010	18 Sep 07(f)	276,938	415,407				415,407
	2008 – 2011	27 Oct 08	416,867	416,867				416,867
	2009 – 2012	17 Sep 09(g)			486,111			486,111

			1,001,903	1,294,421	486,111	—		1,318,385

Notes

(a)
This is the number of shares initially awarded. In accordance with the plan rules, the number of shares awarded is determined based on the average of the daily closing price for the preceding financial year. Of this number of shares initially awarded, 25% under the PSP and 35% under the TSR plan would be released for achieving position eight in the peer group. No shares would be released for achievement of position nine or below.

(b)
This number reflects the maximum number of shares that could be awarded based on the vesting schedule. Under the PSP, the maximum would be 100% of the target award. Under the TSR plan, this would be 150% of the number of shares initially awarded. The entire amount of these shares would only be released for achieving position one or two in the peer group.

(c)
The three-year performance period for the September 2006 TSR plan award ended on 30 June 2009. The number of shares released in September 2009 was 0% of the initial award. This was based on a relative TSR ranking of position 11 in the peer group at the end of the performance period. Kepler Associates independently verified the TSR increase and ranking.

(d)
The price on 21 September 2009, the release date. The market price was 937 pence when the award was made on 19 September 2006.

(e)
The directors' interests at 16 August 2010 were the same as at 30 June 2010.

(f)
The three-year performance period for the September 2007 TSR plan award ended on 30 June 2010. The number of shares that will be released in September 2010 is 0% of the initial award. This was based on a relative TSR ranking of position 14 in the peer group at the end of the performance period. Kepler Associates independently verified the TSR increase and ranking.

(g)
The market price on 17 September 2009 was 975 pence.

Directors' remuneration report (continued)

Executive directors' pension benefits

Details of the accrued pension to which each director would have been entitled had they left service on 30 June 2010 and the transfer value of those accrued pensions are shown in the following table. The accrued pensions shown represent the annual pension to which each executive director would be entitled at normal retirement age. The transfer value is broadly the cost to Diageo if it had to provide the equivalent pension benefit. The transfer values shown in the following table have been calculated as set by the trustees of the scheme.

	Age at 30 June 2010	Pensionable service at 30 June 2009	Accrued pension at 30 June 2009	Additional pension accrued in the year(a)	Accrued pension at 30 June 2010(a)(b)	Transfer value at 30 June 2009	Change in transfer value during the year(c)	Transfer value at 30 June 2010(c)
	Years	Years	£000 pa	£000 pa	£000 pa	£000	£000	£000
NC Rose	52	18	369	27	396	6,145	1,165	7,310
PS Walsh	55	28	637	33	670	11,663	1,818	13,481

Notes

(a)
The additional pension accrued in the year is mainly attributable to the additional year of service. None of the additional pension is attributable to inflation.

(b)
Part of the pension for both NC Rose and PS Walsh may be provided from the unfunded non-registered arrangement. As at 30 June 2010, the percentage of pension provided from this arrangement for NC Rose was 79% (2009 – 78%) but for PS Walsh it was 0% (2009 – 0%).

(c)
The changes in the transfer values during the year attributable to an additional year's service were an increase of £414,000 for NC Rose and £776,000 for PS Walsh. The changes in the transfer value during the year due to increases in pensionable pay were an increase of £97,000 for NC Rose but a reduction of £116,000 for PS Walsh. (This reduction was due to the increase in PS Walsh's pensionable pay being less than the inflationary increase applied to the pensions debit that was established in 2007 as a result of a pension sharing order.) The remainder of the change in the transfer values was mainly attributable to changes in market conditions, in particular, interest earned on the transfer value and changes in index-linked gilt markets over the year. The remuneration committee made no change to the company's pension policy during the year.

(d)
During the year, NC Rose made pension contributions of £40,380 (2009 – £39,810) and PS Walsh made pension contributions of £69,300 (2009 – £68,475).

Directors' remuneration report (continued)

Share and other interests

The beneficial interests of the directors in office at 30 June 2010 in the ordinary shares of the company are shown in the table below.

	Ordinary shares
	16 August 2010	30 June 2010	30 June 2009 or appointment
Chairman
Dr FB Humer	24,801	23,354	13,500
Executive directors
NC Rose	478,911	478,878	453,895
PS Walsh	728,446	728,413	719,876
Non-executive directors
PB Bruzelius	5,000	5,000	—
LM Danon	5,000	5,000	5,000
BD Holden (appointed 1 September 2009)	2,000	2,000	—
Lord Hollick	5,000	5,000	5,000
PG Scott	25,000	25,000	5,000
HT Stitzer	8,053	7,872	6,701
PA Walker	44,250	44,250	44,250

Total	1,326,461	1,324,767	1,257,754

Notes

(a)
At 30 June 2009, M Lilja (retired 14 October 2009) held 4,532 shares.

(b)
At 30 June 2010, there were 2,030,340 shares (30 June 2009 – 3,129,355; 16 August 2010 – 2,029,036) held by trusts to satisfy grants made under Diageo incentive plans and savings-related share option schemes, and 109,834 shares (30 June 2009 – 109,834; 16 August 2010 – 109,834) held by a trust to satisfy grants made under ex-GrandMet incentive plans. NC Rose and PS Walsh are among the potential beneficiaries of these trusts and are deemed to have an interest in all these shares.

(c)
On 27 August 2010, BD Holden purchased an additional 1,525 American depositary shares ("ADS") (representing 6,100 ordinary shares), and as such held 2,025 ADS (representing 8,100 ordinary shares) as at 27 August 2010.

Directors' remuneration report (continued)

Performance graph

The graph below shows the total shareholder return for Diageo and the FTSE 100 Index since 30 June 2005. The FTSE 100 Index reflects the 100 largest UK quoted companies by market capitalisation and has been chosen because it is a widely recognised performance benchmark for large UK companies.

Source: Bloomberg

Notes: TSR based on end of year prices. FTSE 100 dividends based on the average 12-month dividend yield of constituents.

Additional information

Emoluments and share interests of senior management    The total emoluments for the year ended 30 June 2010 of the executive directors, the executive committee members and the company secretary (together, the senior management) of Diageo comprising base salary, annual incentive plan, share incentive plan and other benefits were £21,116,825 (2009 – £12,097,780).

        The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £8,934,556. In addition, they were granted 2,294,887 options under the SESOP during the year at a weighted average share price of 954 pence, exercisable by 2019. They were also initially awarded 2,186,001 shares under the PSP in September 2009, which will vest in three years subject to the performance tests described above.

Directors' remuneration report (continued)

Senior management options over ordinary shares    At 16 August 2010, the senior management had an aggregate beneficial interest in 2,736,264 ordinary shares in the company and in the following options over ordinary shares in the company:

	Number of options	Weighted average exercise price in pence	Option period
NC Rose	779,438	953	Sep 10 – Sep 19
PS Walsh	2,493,243	903	Oct 05 – Sep 19
Other*	6,312,521	1078	Oct 04 – Sep 19

	9,585,202

*
Other members of the executive committee and the company secretary.

Key management personnel related party transactions    Key management personnel of the group comprises the executive and non-executive directors, the members of the executive committee and the company secretary. As previously disclosed, Lord Hollick, PS Walsh, NC Rose and G Williams have informed the company that they have purchased seasonal developments at Gleneagles from a subsidiary of the company, Gleneagles Resort Developments Limited. The transactions were priced on the same basis as all the external seasonal development transactions and were at arm's length. The values of the transactions at the date of purchase were as follows: Lord Hollick – £25,000, PS Walsh – £43,000, NC Rose – £11,600 and G Williams – £19,400. Each director continued to hold these seasonal developments at 30 June 2010.

        Diageo plc has granted rolling indemnities to the directors and the company secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as directors or company secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2010.

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

Statutory and audit requirements    This report was approved by the board of directors, on 24 August 2010 and was signed on its behalf by Lord Hollick of Notting Hill who is senior non-executive director and chairman of the remuneration committee. As required by the Companies Act 2006, a resolution to approve the directors' remuneration report will be proposed at the AGM and will be subject to an advisory shareholder vote.

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

Directors' remuneration report (continued)

        KPMG Audit Plc has audited the report to the extent required by the Regulations, being the sections headed 'Directors' remuneration for the year ended 30 June 2010, 'Long term incentive plans', 'Directors' share options over ordinary shares', 'Directors' interests in PSP and TSR plan awards' and 'Executive directors' pension benefits'. In addition, the following sections form part of the audited financial statements: 'Share and other interests' and 'Key management personnel related party transactions'.

        Terms defined in this remuneration report are used solely herein.

Definitions

AGM – annual general meeting of shareholders.

EPS – earnings per share.

Adjusted EPS – for the purpose of the SESOP, an underlying measure of EPS is used, calculated as reported EPS adjusted to exclude exceptional items and the impact of changes in exchange rates, to apply an underlying tax rate for each year and to exclude the impacts of IAS 19, 21 and 39 from net finance charges. The adjusted EPS for the year ended 30 June 2009 has been restated to reflect the impact of changes in accounting policies and after changes adopted in the year ended 30 June 2010 to ensure that performance over the three-year cycle is calculated on a consistent basis.

Normal retirement age – for pension purposes this is age 62.

RPI – the retail prices index is a UK government index that measures changes in cost of living.

TSR – for the purpose of the PSP and TSR plan, total shareholder return is the percentage growth in Diageo's share price assuming all dividends and capital distributions are reinvested.

Corporate governance report

Dear Shareholder

On behalf of the board, I am pleased to present the corporate governance report for the year ended 30 June 2010.

        The year has seen various reviews and commentaries on corporate governance in the UK, mostly in response to the recent severe economic downturn. Among the most notable are the review of the Combined Code on Corporate Governance (as defined below) by the Financial Reporting Council (FRC) and Sir David Walker's review of the governance of banks and other financial institutions. In addition to the detailed observations and recommendations produced by these reviews, we have discerned several key themes that we believe already characterise Diageo's corporate governance and give us some comfort (but not a sense of complacency) that we are aligned with the current thinking on best practice in this area. Indeed some of the phrasing used here is borrowed from the FRC and Walker reviews. In particular, we share the belief that good governance is not merely a compliance exercise but something that supports the long term success of the company and further, we recognise that the quality of corporate governance ultimately depends on behaviours not process, with the result that there is a limit to the extent to which any regulatory framework can deliver good governance. It follows that the role of the chairman in leading the board, the commitment of all members of the board and the mix of skills, experience and independence that they bring, is paramount. We believe that Diageo has a board which: is up to the challenge of meeting these standards, understanding and helping to meet the challenges facing the company; has sufficient independence to allow an objective approach; and which provides leadership and constructive challenge in the boardroom.

        The description in this report of Diageo's corporate governance structures and procedures and of the work of the board and executive committee is intended to give a sense of how Diageo seeks to achieve the aspirations described above.

        The principal corporate governance rules applying to UK companies listed on the London Stock Exchange (LSE) for the year ended 30 June 2010 are contained in The Combined Code on Corporate Governance as updated and published by the FRC in June 2008 (the Code) and the UK Financial Services Authority (FSA) Listing Rules, which require companies listed on the Main Market of the LSE to describe, in their annual report, their corporate governance from two points of view: the first dealing generally with their adherence to the Code's main principles and the second dealing specifically with non-compliance with any of the Code's provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice. Diageo has complied with both the main principles set out in section 1 of the Code and the provisions set out in section 1 of the Code throughout the year. The Code is publicly available under the heading 'Corporate Governance' at the website of the Financial Reporting Council, www.frc.org.uk.

        Following its review of the Code in 2009, the FRC published the revised Code (renamed the UK Corporate Governance Code) in May 2010. The revised Code will apply to reporting periods beginning on or after 29 June 2010 (for Diageo, the year ending 30 June 2011).

        Diageo must also comply with corporate governance rules contained in the FSA Disclosure and Transparency Rules as well as certain related provisions in the Companies Act 2006 (the Act).

        As well as being subject to UK legislation and practice, as a company listed on the New York Stock Exchange (NYSE), Diageo is subject to the listing requirements of the NYSE and the rules of the Securities and Exchange Commission (SEC). Compliance with the provisions of the US Sarbanes-Oxley Act of 2002 (SOX), as it applies to foreign issuers, is continually monitored. Whilst the directors believe that the group's corporate governance policies continue to be robust, changes have been and

Corporate governance report (continued)

will continue to be made in light of the rules that are in place at any point in time. Diageo follows UK corporate governance practice; differences from the NYSE corporate governance standards are summarised below within this report and on the company's website at www.diageo.com.

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

        The board considers that it is beneficial for the executive directors to hold an external directorship to broaden their experience and normally this would be limited to one company. The chief executive, PS Walsh, holds a UK non-executive directorship in Unilever PLC and a US non-executive directorship in FedEx Corporation. The board considers that, given the importance of the United States to the company's business, the FedEx directorship is of benefit to Mr Walsh in terms of market awareness, US business practices and networking and that the time commitment is not onerous as the meetings can be combined with other business trips to the United States. The chief financial officer, NC Rose, holds a UK non-executive directorship in BAE Systems PLC (to which he was appointed during the year). DA Mahlan (who, as detailed above in the section on biographies of directors, will succeed Mr Rose as chief financial officer on 1 October 2010) holds no non-executive directorships.

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

Activities of the board    It is the responsibility of the chairman and the company secretary to work closely together in planning the annual programme and agendas for meetings. During the year, six scheduled board meetings were held, five in the United Kingdom and one in China. With the plans for the joint annual strategy conference with the full executive committee being disrupted by travel

Corporate governance report (continued)

restrictions, the group's strategy discussions were re-scheduled and held within extended board and board committee meetings, particularly those held in China.

        When directors are unable to attend a meeting, they are advised of the matters to be discussed and given an opportunity to make their views known to the chairman prior to the meeting. The board manages overall control of the company's affairs with reference to the formal schedule of matters reserved for the board for decision. The schedule was last revised in June 2009.

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

        The Act sets out directors' general duties concerning conflicts of interest and related matters. The board have agreed an approach and adopted guidelines for dealing with conflicts of interest and agreed to add responsibility for authorising conflicts of interest to the schedule of matters reserved for the board. The board confirmed that it was aware of no situations that may or did give rise to conflicts with the interests of the company other than those that may arise from directors' other appointments as disclosed in their biographies above. In accordance with the articles, the board authorised the chairman or the company secretary, as appropriate, to receive notifications of conflicts of interest on behalf of the board and to make recommendations as to whether the relevant matters should be authorised by the board. The company has complied with these procedures during the year.

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

        The non-executive directors fulfil a key role in corporate accountability. The remits of the audit, the nomination and the remuneration committees of the board are set out below and membership of these committees is as set out above in the 'Board of directors and executive committee' section of this

Corporate governance report (continued)

Annual Report. The company secretary acts as secretary to all of these committees. The terms of reference of the committees are available on the company's website at www.diageo.com/ourbusiness/aboutus/corporategovernance.

Training    There is a formal induction programme for new directors; they meet with the executive committee members individually and receive orientation training from the relevant senior executive in relation to the group and its business, for example in relation to its assurance processes, environmental and social policies, corporate responsibility policies and practices and governance matters.

        All directors are provided with the opportunity, and encouraged to go, for training to ensure they are kept up to date on relevant legal developments or changes and best practice and changing commercial and other risks. Typical training experience for directors includes attendance at seminars, forums, conferences and working groups and during the year also included training on pensions and treasury matters within audit committee meetings. Training for directors is kept under review during the year.

Performance evaluation    During the year, the board, audit committee, nomination committee and remuneration committee each undertook a formal evaluation of its own performance and effectiveness and each of the committees also reviewed its terms to reference. Internally produced questionnaires were used for the performance evaluation process. The board questionnaire focussed on the performance of the board throughout the past year in the areas of strategy, performance management, management succession, risk management and boardroom dynamics. The chairman additionally held individual meetings with each director. In concluding that it and its committees continued to operate effectively, the board also identified areas to further enhance its effectiveness. As a result the annual agendas of the board and its committees have been reviewed and will be updated to reflect the feedback received.

        The performance of each director, who met individually with the chairman, was evaluated by the chairman based on self-analysis and input from the other directors. The chairman's performance was evaluated by the directors, using an internally produced questionnaire which was completed and returned to the senior non-executive director, who discussed the feedback in a meeting with the executive and non-executive directors and then privately with the chairman. A report on the individual performance evaluation process was given to the nomination committee. Following the performance evaluation of individual directors, the chairman has confirmed that the non-executive directors standing for re-election at this year's AGM continue to perform effectively and demonstrate commitment to their roles. It is the board's intention to continue to review annually its performance and that of its committees and individual directors. A decision is taken each year on the performance evaluation process to be used. In respect of the coming year's evaluation process, no decision has yet been made whether to continue with the same method of internal evaluation or to engage an external facilitator.

Audit committee

Role of the audit committee    The audit committee is responsible for monitoring and reviewing:

  •
  the integrity of the financial statements, including a review of the significant financial reporting judgements contained in them;

  •
  the effectiveness of the group's internal control and risk management and of control over financial reporting;

Corporate governance report (continued)

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

        The audit committee reviews annually the appointment of the auditor and, on the audit committee's recommendation, the board agreed in August 2010 to recommend to shareholders at the annual general meeting in 2010, the re-appointment of the external auditor for a period of one year. The current overall tenure of the external auditor dates from 1997. Any decision to open the external auditor to tender is taken on the recommendation of the audit committee, based on the results of the effectiveness review described below. There are no contractual obligations that restrict the company's current choice of external auditor.

        The audit committee assessed the ongoing effectiveness of the external auditor and audit process on the basis of meetings and a questionnaire-based internal review with finance, global audit and risk staff and other senior executives. In reviewing the independence of the external auditor, the audit

Corporate governance report (continued)

committee considered a number of factors. These include: the standing, experience and tenure of the external audit director; the nature and level of services provided by the external auditor; and confirmation from the external auditor that it has complied with relevant UK and US independence standards.

        The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in June 2010. Under this policy the provision of any non-audit service must be approved by the audit committee, unless the proposed service is both expected to cost less than £250,000 and also falls within one of a number of service categories which the audit committee has pre-approved. These pre-approved service categories may be summarised as follows:

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

        Any new directors are appointed by the board and, in accordance with the company's articles of association, they must be elected at the next AGM to continue in office. They must retire, and may stand for re-election by the shareholders. As referred to above, the new UK Corporate Governance Code requires that all directors retire by rotation every year. This will have effect from the Company's AGM in October 2010.

Activities of the nomination committee    The principal activities of the nomination committee during the year were: the review of individual performance; a review of the executive committee structure, membership and succession planning for it; the consideration of potential non-executive directors; and succession to the role of chief financial officer.

        In respect of the appointment of BD Holden to the board during the year, the recruitment process included the development of a candidate profile and the engagement of a professional search agency specialising in the recruitment of high calibre non-executive directors. Reports on potential appointees were provided to the committee, which after careful consideration, made a recommendation to the board.

Corporate governance report (continued)

        In respect of the appointment of DA Mahlan to the board and her appointment as chief financial officer, both with effect from 1 October 2010, the committee undertook an independent review of the role and after careful consideration, made a recommendation to the board.

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

Executive direction and control

Executive committee    The executive committee, appointed and chaired by the chief executive, consists of the individuals responsible for the key components of the business: North America, Europe, International and Asia Pacific markets, global supply and global functions. The members of the committee and their biographies are set out above in the 'Board of directors and executive committee' section of this Annual Report. It met four times during the year, and spent most of its time discussing strategy, people, performance (including brands) and governance. One of the meetings was held in the United States, one in Brazil and the remainder in the United Kingdom. In addition, scheduled interim update meetings were held by teleconference throughout the year. Responsibility and authority (within the financial limits set by the board) are delegated by the chief executive to individual members of the executive committee who are accountable to him for the performance of their business units.

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

Corporate governance report (continued)

Corporate citizenship committee    Chaired by the chief executive and responsible for making decisions or, where appropriate, recommendations to the board or executive committee, concerning corporate citizenship strategy, policies and issues. This includes such matters as: corporate citizenship performance, measurement and reporting; community affairs; environmental matters; and other emerging corporate citizenship issues. Progress in these areas is reported periodically to the board and publicly through a separate corporate citizenship report, which is subject to external assurance. That report and the group's social, ethical and environmental policies are published on the Diageo website. A copy of the corporate citizenship report is available on the Diageo website.

        Two executive working groups (one on alcohol in society and one on environmental performance) assist the committee with its work on specific issues. They bring together the key executives from the business and functional representatives involved in developing and achieving Diageo's commitments in these key areas.

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

Corporate governance report (continued)

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

        All significant business units and the executive committee are required to maintain a process to ensure key risks are identified, evaluated and managed appropriately. This process is also applied to major business decisions or initiatives, such as systems implementations, new product development, business combination activity or significant business strategy implementation. Additional risk management activity is focused directly towards operational risks within the business, including health and safety, product quality and environmental risk management.

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

        The global audit and risk function gives the audit committee, board and executive committee visibility and understanding of the group's key risks and risk management capability and provides assurance over the quality of the group's internal control and management of key risks in line with a plan agreed by the audit committee. It also oversaw the group's compliance and ethics programme, throughout the financial year until May 2010, at which time the global compliance and ethics director began reporting direct to the chief financial officer as a function distinct from global audit and risk (as described in more detail below).

        The above risk management processes and systems of internal control, together with the filings assurance processes, are designed to manage, rather than eliminate, the risk of failure to achieve the group's strategic objectives. It should be recognised that such systems can only provide reasonable, not absolute, assurance against material misstatement or loss.

        The company has in place internal control and risk management systems in relation to the company's financial reporting process and the group's process for preparation of consolidated accounts. These systems are described above and under the headings 'Filings assurance committee', 'Audit and

Corporate governance report (continued)

risk committee' and 'Management's report on internal control over financial reporting'. Diageo's filings assurance committee and audit and risk committee are each responsible for overseeing elements of these internal control and risk management systems. Furthermore, a review of the consolidated financial statements is completed by management to ensure that the financial position and results of the group are appropriately reflected therein.

Compliance and ethics programme

Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. The board has a comprehensive compliance and ethics programme to support achievement of this commitment. Management responsibility for the compliance and ethics programme rests with the global compliance and ethics director. As referred to above, in May 2010, the global compliance and ethics director began reporting direct to the chief financial officer, thus making the compliance and ethics function distinct from the global audit and risk function.

        The code of business conduct continued to be supported by a comprehensive mandatory training programme. The Diageo marketing code together with Diageo's digital code of practice establishes the principles that Diageo follows in relation to marketing and promotional activities of its brands and products.

        In addition, in accordance with the requirements of SOX (and related SEC rules), Diageo has adopted a code of ethics covering its chief executive, chief financial officer, regional presidents and other identifiable persons in the group, including those performing senior accounting and controller functions. No amendments to, or waivers in respect of, the code of ethics were made during the year. The full texts of the code of ethics, code of business conduct, marketing code and other Diageo policies that comprise the compliance programme are available on the company's website at www.diageo.com/ourbusiness/aboutus/corporategovernance.

        Compliance and ethics programme guidelines specify the manner in which any potential violations of these codes should be dealt with, including line manager reporting and an independent 'SpeakUp' help line. The latter is operated independently and reports to the global compliance and ethics director for escalation to the audit committee as required. There is an annual certification requirement for all senior employees to confirm compliance with the code of business conduct or to identify areas of possible non-compliance to the global compliance and ethics director. Training and education (including 'e-learning') activities are also undertaken. Both the audit and risk committee and the audit committee review the operation of the compliance programme.

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

Corporate governance report (continued)

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

        For the year ended 30 June 2010, Diageo produced an annual report, which is available to all shareholders on its website, or in paper form by election or on request. As an alternative to receiving shareholder documents through the post, shareholders may elect to receive email notification that the documents are available to be accessed on the company's website. Shareholders can also choose to receive email notification when new company information is published on www.diageo.com. The website also provides private shareholders with the facility to check their shareholdings online and to send any questions they may have to the company.

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

Charitable and political donations

During the year, total charitable donations made by the group were £24.9 million (2009 – £23.4 million). UK group companies made donations of £12.0 million (2009 – £11.2 million) to charitable organisations including £1.1 million (2009 – £1.1 million) to the Diageo Foundation and £7.4 million (2009 – £7.4 million) to the Thalidomide Trust. In the rest of the world, group companies made charitable donations of £12.9 million (2009 – £12.2 million).

        The group has not given any money for political purposes in the United Kingdom and made no donations to EU political organisations and incurred no EU political expenditure during the year. The group made contributions to non-EU political parties totalling £0.5 million during the year (2009 – £0.7 million).

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

Corporate governance report (continued)

Supplier payment policies and performance

Given the international nature of the group's operations, there is no group standard in respect of payments to suppliers. The group is moving to a standard term of 60 days in respect of payments to suppliers and will seek to implement these trading terms for all suppliers in the future. Where this standard term does not yet apply, operating companies are responsible for agreeing terms and conditions for their business transactions when orders for goods and services are placed, so that suppliers are aware of the terms of payment and the relevant terms are included in contracts where appropriate. Creditor days have not been calculated, as Diageo plc had no material trade creditors at 30 June 2010. The company's invoices for goods and services are settled by subsidiaries acting on behalf of the company.

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

        The directors confirm that, after making appropriate enquiries, they have reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

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

        Management has assessed the effectiveness of Diageo's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) based on the framework in 'Internal Control – Integrated Framework', issued by the committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as at 30 June 2010, internal control over financial reporting was effective.

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

Corporate governance report (continued)

        During the period covered by this report, there were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of internal control over financial reporting.

        KPMG Audit plc, an independent registered public accounting firm, who also audits the group's consolidated financial statements, has audited the effectiveness of the group's internal control over financial reporting as at 30 June 2010, and has issued an unqualified report thereon, which will be included on pages 230 and 231 of this document.

Directors' responsibilities in respect of the annual report and financial statements

The directors are responsible for preparing the annual report, the information filed with the SEC on Form 20-F and the group and parent company financial statements in accordance with applicable law and regulations.

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

The directors are responsible for keeping proper accounting records that are sufficient to show and explain the parent company's transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 2006 and, as regard to group consolidated accounts, Article 4 of the IAS

Corporate governance report (continued)

Regulation. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

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

Responsibility statement

Each of the directors, whose names are set out above in the 'Board of directors and executive committee' section of this Annual Report, confirms that to the best of his or her knowledge:

  •
  the consolidated financial statements contained in the Annual Report for the year ended 30 June 2010, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed and adopted for use in the EU, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

  •
  the management report represented by the directors' report contained in the Annual Report for the year ended 30 June 2010 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.

The responsibility statement was approved by the board of directors on 25 August 2010.

New York Stock Exchange corporate governance rules

Under applicable SEC rules and the NYSE's corporate governance rules for listed companies, Diageo must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards.

        Diageo believes the following to be the significant areas in which there are differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies. This information is also provided on the company's website at www.diageo.com.

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

  •
  Director independence: the Code requires at least half the board (excluding the chairman) to be independent non-executive directors, as determined by affirmatively concluding that a director is independent of management and free from any relationship that could materially interfere with the exercise of independent judgement. NYSE rules require a majority of independent directors, according to the NYSE's own 'bright-line' tests and an affirmative determination by the board that the director has no material relationship with the listed company. Diageo's board has determined that, in its judgement and without taking into account the NYSE bright-line tests, all

Corporate governance report (continued)

    of the non-executive directors are independent. As such, as from 1 September 2010, 8 of Diageo's 11 directors are independent.

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

  •
  Board committees: Diageo has a number of board committees that are similar in purpose and constitution to those required by NYSE rules. Diageo's audit, remuneration and nomination committees consist entirely of independent non-executive directors (save that the chairman of the nomination committee, Dr FB Humer, is not independent). Under NYSE standards, companies are required to have a nominating/ corporate governance committee, which develops and recommends a set of corporate governance principles and is composed entirely of independent directors. The terms of reference for Diageo's nomination committee, which comply with the Code, do not contain such a requirement. In accordance with the requirements of the Code, Diageo discloses in its annual report the results and means of evaluation of the board, its committees and the directors, and it provides extensive information regarding directors' compensation in the directors' remuneration report.

  •
  Code of ethics: NYSE rules require a code of business conduct and ethics to be adopted for directors, officers and employees and disclosure of any waivers for executive directors or officers. Diageo has adopted a code of business conduct for all directors, officers and employees, as well as a code of ethics for senior officers in accordance with the requirements of SOX. Currently, no waivers have been granted to directors or executive officers.

  •
  Compliance certification: NYSE rules require CEOs to certify to the NYSE their awareness of any NYSE corporate governance violations. Diageo is exempt from this as a foreign private issuer but is required to notify the NYSE if any executive officer becomes aware of any non-compliance with NYSE corporate governance standards. No such notification was necessary during the period covered by this report.

    Directors' attendance record at the Annual General Meeting, board meetings and board committee meetings, for the year ended 30 June 2010 was as set out in the table below. For

Corporate governance report (continued)

    board and board committee meetings, attendance is expressed as the number of meetings attended out of the number that each director was eligible to attend.

	2009 Annual General Meeting	Board (maximum 6)	Audit committee (maximum 6)		Nomination committee (maximum 5)		Remuneration committee (maximum 5)
Dr FB Humer	✓	6/6	6/6	*	5/5		5/5	*
PS Walsh	✓	6/6	4/6	**	5/5	*	5/5	*
NC Rose	✓	6/6	6/6	*	n/a		n/a
Lord Hollick	✓	6/6	6/6		5/5		5/5
PB Bruzelius	n/a	5/6	5/6		4/5		5/5
LM Danon	✓	6/6	6/6		5/5		5/5
BD Holden	✓	5/5	5/5		4/4		4/4
M Lilja	✓	2/2	2/2		2/2		1/1
PG Scott	✓	6/6	6/6		5/5		5/5
HT Stitzer	✓	6/6	6/6		5/5		5/5
PA Walker	✓	6/6	6/6		5/5		5/5

*
Attended by invitation.

**
Attended by invitation, for part only.

Directors' report

The directors have pleasure in submitting their Annual Report for the year ended 30 June 2010.

Annual General Meeting

The AGM will be held at The Institution of Engineering and Technology, Savoy Place, London WC2R 0BL at 2.30pm on Thursday, 14 October 2010.

Dividends

Diageo paid an interim dividend of 14.6 pence per share on 6 April 2010. The directors recommend a final dividend of 23.5 pence per share. Subject to approval by shareholders, the final dividend will be paid on 19 October 2010 to shareholders on the register on 10 September 2010. Payment to US ADR holders will be made on 25 October 2010. A dividend reinvestment plan, which enables ordinary shareholders to invest their dividends in ordinary shares, is available in respect of the final dividend and the plan notice date is 27 September 2010.

Directors

The directors of the company who served during the year are shown in the section 'Board of directors and executive committee' above.

        In accordance with the UK Corporate Governance Code, all the directors retire by rotation at the AGM and offer themselves for re-election, with the exception of NC Rose who will retire immediately after the AGM and will therefore not seek re-election. DA Mahlan, who was appointed since the last AGM, retires in accordance with the articles and, being eligible, offers herself for election at the AGM. The non-executive directors proposed for re-election do not have service contracts.

        Further details of directors' contracts, remuneration and their interests in the shares of the company at 30 June 2010 are given in the directors' remuneration report above.

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

Directors' report (continued)

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

        Under the agreement governing the company's 34% investment in Moët Hennessy SNC (MH) and Moët Hennessy International SAS (MHI), if a competitor (as defined therein) directly or indirectly takes control of the company (which, for these purposes, would occur if such competitor acquired more than 34% of the voting rights or equity interests in the company), LVMH Moët Hennessy – Louis Vuitton SA (LVMH) may require the company to sell its shares in MH and MHI to LVMH.

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

        Agreements for the distribution of the Jose Cuervo tequila brands allow Casa Cuervo SA de CV (Cuervo) the right to terminate such agreements upon a change of control of the company, if Cuervo's advance written consent to the change of control is not obtained.

Directors' report (continued)

Other information

Other information relevant to the directors' report may be found in the following sections of the Annual Report:

Information	Location in Annual Report
Charitable and political donations	Corporate governance report
Corporate citizenship	Corporate governance report
Directors – appointment and powers	Additional information for shareholders – Memorandum and articles of association
Directors' indemnities and compensation for loss of office	Directors' remuneration report
Employment policies	Business description – Premium drinks – Employees
Events since 30 June 2010	Financial statements – note 35 Post balance sheet events
Future developments	Business review – Trend information
Memorandum and articles of association	Additional information for shareholders – Memorandum and articles of association
Purchase of own shares	Business review – Liquidity and capital resources and Financial statements – note 28 Total equity
Principal activities of the company and its subsidiary undertakings in the course of the year	Financial statements – Principal group companies
Research and development	Business description – Premium drinks – Research and development
Share capital – structure, voting and other rights	Additional information for shareholders – Share capital and Memorandum and articles of association
Share capital – employee share plan voting rights	Financial statements – note 34 Employee share compensation
Shareholdings in the company	Additional information for shareholders – Share capital
Supplier payment policies and performance	Corporate governance report

        The directors' report of Diageo plc for the year ended 30 June 2010 comprises these pages and the sections of the Annual Report referred to under 'Directors', 'Business review', 'Corporate governance statement' and 'Other information' above, which are incorporated into the directors' report by reference.

        The directors' report was approved by a duly appointed and authorised committee of the board of directors on 25 August 2010 and signed on its behalf by PD Tunnacliffe, the company secretary.

Consolidated financial statements – contents

142	Report of independent registered public accounting firm
143	Consolidated income statement
144	Consolidated statement of comprehensive income
145	Consolidated balance sheet
146	Consolidated statement of changes in equity
147	Consolidated statement of cash flows
148	Accounting policies of the group
155	Notes to the consolidated financial statements

Report of independent registered public accounting firm

The board of directors and shareholders
Diageo plc:

        We have audited the accompanying consolidated balance sheets of Diageo plc and subsidiaries as of 30 June 2010, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended 30 June 2010 on pages 143 to 228, including the disclosures identified as 'part of the audited financial statements' within the 'Risk management' section on pages 85 to 88, the 'Fair value measurements' section on pages 88 and 89, the 'Market risk sensitivity analysis' section on pages 89 and 90 and the 'Critical accounting policies' section on pages 90 to 93. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2010, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2010, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union.

        As discussed in Note 1 to the consolidated financial statements, in the current financial year, Diageo plc and subsidiaries adopted the amendment to IAS 38 – Intangible assets and changed their accounting policy in respect of the accounting for returnable bottles and crates.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diageo plc's internal control over financial reporting as of 30 June 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), and our report dated 25 August 2010 expressed an unqualified opinion on the effectiveness of the company's internal control over financial reporting.

KPMG Audit Plc
London, England
25 August 2010

Consolidated income statement

	Notes	Year ended 30 June 2010	Year ended 30 June 2009 (restated)	Year ended 30 June 2008 (restated)
		£ million	£ million	£ million
Sales	2	12,958	12,283	10,643
Excise duties	3	(3,178)	(2,972)	(2,553)

Net sales	2	9,780	9,311	8,090
Cost of sales	3,5	(4,099)	(3,893)	(3,254)

Gross profit		5,681	5,418	4,836
Marketing expenses	3	(1,419)	(1,327)	(1,244)
Other operating expenses	3,5	(1,688)	(1,673)	(1,380)

Operating profit	2	2,574	2,418	2,212
Sale of businesses	5	(15)	—	9
Interest receivable	6	469	252	153
Interest payable	6	(844)	(768)	(494)
Other finance income	6	4	2	51
Other finance charges	6	(91)	(78)	(29)
Share of associates' profits after tax	7	142	164	176

Profit before taxation		2,239	1,990	2,078
Taxation	8	(477)	(286)	(518)

Profit from continuing operations		1,762	1,704	1,560
Discontinued operations	9	(19)	2	26

Profit for the year		1,743	1,706	1,586

Attributable to:
Equity shareholders of the parent company		1,629	1,605	1,513
Non-controlling interests		114	101	73

		1,743	1,706	1,586

Basic earnings per share	10
Continuing operations		66.3p	64.5p	58.0p
Discontinued operations		(0.8)p	0.1p	1.0p

		65.5p	64.6p	59.0p

Diluted earnings per share	10
Continuing operations		66.2p	64.3p	57.6p
Discontinued operations		(0.8)p	0.1p	1.0p

		65.4p	64.4p	58.6p

The accompanying notes are an integral part of these consolidated financial statements.

        Comparatives have been restated following the adoption of the amendment to IAS 38 – Intangible assets and the change to the accounting treatment of returnable bottles and crates. For an explanation of the effect of the restatements see note 1 – New accounting policies.

 Consolidated statement of comprehensive income

	Notes	Year ended 30 June 2010	Year ended 30 June 2009 (restated)	Year ended 30 June 2008 (restated)
		£ million	£ million	£ million
Other comprehensive income
Exchange differences on translation of foreign operations excluding borrowings
– group		494	684	123
– associates and non-controlling interests		37	246	211
Exchange differences on borrowings and derivative net investment hedges		(429)	(773)	(366)
Effective portion of changes in fair value of cash flow hedges
– (losses)/gains taken to other comprehensive income		(27)	90	26
– transferred to income statement		(26)	(71)	(69)
Hyperinflation adjustment	6	25	—	—
Fair value gains on available-for-sale investments		—	4	—
Net actuarial gain/(loss) on post employment plans	4	8	(1,007)	(15)
Tax on other comprehensive income	27	(16)	254	15

Other comprehensive income, net of tax, for the year		66	(573)	(75)
Profit for the year		1,743	1,706	1,586

Total comprehensive income for the year		1,809	1,133	1,511

Attributable to:
Equity shareholders of the parent company		1,628	940	1,435
Non-controlling interests		181	193	76

Total comprehensive income for the year		1,809	1,133	1,511

The accompanying notes are an integral part of these consolidated financial statements.

        Comparatives have been restated following the adoption of the amendment to IAS 38 – Intangible assets and the change to the accounting treatment of returnable bottles and crates. For an explanation of the effect of the restatements see note 1 New accounting policies.

Consolidated balance sheet

	Notes	30 June 2010		30 June 2009 (restated)		30 June 2008 (restated)
		£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	11	6,726		6,215		5,530
Property, plant and equipment	12	2,404		2,326		2,175
Biological assets	13	30		37		31
Investments in associates	14	2,060		2,041		1,805
Other investments	16	117		231		168
Other receivables	18	115		18		11
Other financial assets	22	472		364		111
Deferred tax assets	26	529		678		593
Post employment benefit assets	4	49		41		47

			12,502		11,951		10,471
Current assets
Inventories	17	3,281		3,078		2,688
Trade and other receivables	18	2,008		1,977		2,015
Assets held for sale	19	112		—		—
Other financial assets	22	98		98		104
Cash and cash equivalents	20	1,453		914		714

			6,952		6,067		5,521

Total assets			19,454		18,018		15,992

Current liabilities
Borrowings and bank overdrafts	21	(587)		(890)		(1,663)
Other financial liabilities	22	(186)		(220)		(126)
Trade and other payables	24	(2,615)		(2,172)		(2,161)
Liabilities held for sale	19	(10)		—		—
Corporate tax payable	8	(391)		(532)		(685)
Provisions	25	(155)		(172)		(72)

			(3,944)		(3,986)		(4,707)
Non-current liabilities
Borrowings	21	(8,177)		(7,685)		(5,545)
Other financial liabilities	22	(155)		(99)		(124)
Other payables	24	(76)		(30)		(34)
Provisions	25	(318)		(314)		(329)
Deferred tax liabilities	26	(744)		(606)		(665)
Post employment benefit liabilities	4	(1,254)		(1,424)		(455)

			(10,724)		(10,158)		(7,152)

Total liabilities			(14,668)		(14,144)		(11,859)

Net assets			4,786		3,874		4,133

Equity
Called up share capital	28	797		797		816
Share premium		1,342		1,342		1,342
Other reserves		3,245		3,279		3,161
Retained deficit		(1,377)		(2,249)		(1,856)

Equity attributable to equity shareholders of the parent company			4,007		3,169		3,463
Non-controlling interests			779		705		670

Total equity			4,786		3,874		4,133

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved by a duly appointed and authorised committee of the board of directors on 25 August 2010 and were signed on its behalf by PS Walsh and NC Rose, directors.

Comparatives have been restated following the adoption of the amendment to IAS 38 – Intangible assets and the change to the accounting treatment of returnable bottles and crates. For an explanation of the effect of the restatements see note 1 – New accounting policies.

 Consolidated statement of changes in equity

				Fair value, hedging and exchange reserve £ million	Retained earnings/(deficit)			Equity attributable to parent company shareholders £ million
	Share capital £ million	Share premium £ million	Capital redemption reserve £ million		Own shares £ million	Other retained earnings £ million	Total £ million		Non- controlling interests £ million	Total equity £ million
At 30 June 2007 as previously reported	848	1,341	3,095	91	(2,600)	1,197	(1,403)	3,972	198	4,170
Prior year adjustments (see note 1)
– Amendment to IAS 38	—	—	—	—	—	(25)	(25)	(25)	—	(25)
– Returnables	—	—	—	—	—	—	—	—	(4)	(4)

At 30 June 2007 as restated	848	1,341	3,095	91	(2,600)	1,172	(1,428)	3,947	194	4,141
Total comprehensive income	—	—	—	(57)	—	1,492	1,492	1,435	76	1,511
Employee share schemes	—	—	—	—	60	(14)	46	46	—	46
Share-based incentive plans	—	—	—	—	—	26	26	26	—	26
Share-based incentive plans in respect of associates	—	—	—	—	—	4	4	4	—	4
Tax on share-based incentive plans	—	—	—	—	—	(7)	(7)	(7)	—	(7)
Shares issued	—	1	—	—	—	—	—	1	—	1
Own shares repurchased	(32)	—	32	—	(19)	(1,113)	(1,132)	(1,132)	—	(1,132)
Dividends paid	—	—	—	—	—	(857)	(857)	(857)	(56)	(913)
Acquisitions	—	—	—	—	—	—	—	—	456	456

At 30 June 2008 as restated	816	1,342	3,127	34	(2,559)	703	(1,856)	3,463	670	4,133
Total comprehensive income	—	—	—	99	—	841	841	940	193	1,133
Employee share schemes	—	—	—	—	33	(8)	25	25	—	25
Share-based incentive plans	—	—	—	—	—	31	31	31	—	31
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	(6)	(6)	(6)	—	(6)
Own shares repurchased	(19)	—	19	—	184	(601)	(417)	(417)	—	(417)
Dividends paid	—	—	—	—	—	(870)	(870)	(870)	(98)	(968)
Acquisitions	—	—	—	—	—	—	—	—	(2)	(2)
Acquisition adjustment	—	—	—	—	—	—	—	—	(58)	(58)

At 30 June 2009 as restated	797	1,342	3,146	133	(2,342)	93	(2,249)	3,169	705	3,874
Total comprehensive income	—	—	—	(34)	—	1,662	1,662	1,628	181	1,809
Employee share schemes	—	—	—	—	89	(3)	86	86	—	86
Share-based incentive plans	—	—	—	—	—	31	31	31	—	31
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	4	4	4	—	4
Dividends paid	—	—	—	—	—	(914)	(914)	(914)	(107)	(1,021)

At 30 June 2010	797	1,342	3,146	99	(2,253)	876	(1,377)	4,007	779	4,786

The accompanying notes are an integral part of the consolidated financial statements.

Comparatives have been restated following the adoption of the amendment to IAS 38 – Intangible assets and the change to the accounting treatment of returnable bottles and crates. For an explanation of the effect of the restatements see note 1 – New accounting policies.

 Consolidated statement of cash flows

	Notes	Year ended 30 June 2010		Year ended 30 June 2009 (restated)		Year ended 30 June 2008 (restated)
		£ million	£ million	£ million	£ million	£ million	£ million
Cash flow from operating activities
Cash generated from operations	29		3,184		2,654		2,325
Interest received			307		63		67
Interest paid			(612)		(478)		(387)
Dividends paid to non-controlling interests			(107)		(98)		(56)
Taxation paid			(474)		(522)		(369)

Net cash from operating activities			2,298		1,619		1,580
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		143		14		66
Purchase of property, plant and equipment and computer software		(374)		(355)		(348)
Net (purchase)/disposal of other investments		(43)		(24)		4
Payment into escrow in respect of the UK Pension Scheme		—		(50)		(50)
Disposal of businesses		1		1		4
Purchase of businesses	30	(206)		(102)		(575)

Net cash outflow from investing activities			(479)		(516)		(899)
Cash flows from financing activities
Proceeds from issue of share capital		—		—		1
Net sale/(purchase) of own shares for share schemes		85		(38)		(78)
Own shares repurchased		—		(354)		(1,008)
Net (decrease)/increase in loans		(422)		256		1,094
Equity dividends paid		(914)		(870)		(857)

Net cash outflow from financing activities			(1,251)		(1,006)		(848)

Net increase/(decrease) in net cash and cash equivalents			568		97		(167)
Exchange differences			(16)		66		11
Net cash and cash equivalents at beginning of the year			846		683		839

Net cash and cash equivalents at end of the year			1,398		846		683

Net cash and cash equivalents consist of:
Cash and cash equivalents	20		1,453		914		714
Bank overdrafts	21		(55)		(68)		(31)

			1,398		846		683

The accompanying notes are an integral part of the consolidated financial statements.

Comparatives have been restated following the adoption of the amendment to IAS 38 – Intangible assets and the change to the accounting treatment of returnable bottles and crates. For an explanation of the effect of the restatements see note 1 – New accounting policies.

Accounting policies of the group

Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed and adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB. No reconciliation to US GAAP is included in the financial statements in accordance with a rule adopted by the US Securities and Exchange Commission accepting financial statements from foreign private issuers prepared in accordance with IFRS as issued by the IASB without that reconciliation.

        The consolidated financial statements are prepared on a going concern basis under the historical cost convention, except that biological assets and certain financial instruments are stated at their fair value.

        The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

        The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgement, are set out in 'Critical accounting policies' in the Business review section of this Annual Report.

        The information set out in these accounts does not constitute the statutory accounts of the group within the meaning of the Companies Acts for the years ended 30 June 2010, 2009 or 2008. KPMG Audit Plc has reported on those accounts; their audit reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985 in respect of the accounts for the years ended 30 June 2009 or 2008 nor a statement under section 498(2)_or (3) of the Companies Act 2006 in respect of the accounts for the year ended 30 June 2010. The accounts for 2009 and 2008 have been delivered to the registrar of companies and those for 2010 will be delivered in due course.

Basis for preparation of financial statements on a going concern basis

Information on the business environment that the group operates in, the group's strategy and the principal risk factors that the group faces is contained in the Business review. The financial position of the group, its cash flows, borrowings, borrowing facilities, commitments and the group's policies to manage its financial risk are described in the Business review under Liquidity and capital resources', 'Contractual obligations' and 'Risk management'. Further information is disclosed in notes 21, 22 and 23 to the consolidated financial statements.

        At 30 June 2010 the group has cash and cash equivalents of £1,453 million and committed bank facilities of £2,533 million, with borrowings and bank overdrafts due within one year of £587 million. The group owns a diverse portfolio of beverage alcohol products and operates in numerous countries around the world. The group also has a wide diversity of customers and suppliers. The directors believe that the group is well positioned to manage its business and financial risks successfully.

        The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the consolidated financial statements.

Accounting policies of the group (continued)

Business combination

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

Sales

Sales comprise revenue from the sale of goods, royalties receivable and rents receivable. Revenue from the sale of goods includes excise and other duties which the group pays as principal but excludes amounts collected on behalf of third parties, such as value added tax. Sales are recognised depending upon individual customer terms at the time of despatch, delivery or some other specified point when the risk of loss transfers. Provision is made for returns where appropriate. Sales are stated net of price discounts, allowances for customer loyalty and certain promotional activities and similar items.

Advertising and promotion costs

Advertising costs, point of sale materials and sponsorship payments are charged in the income statement when the company has a right of access to the goods or services acquired.

Research and development

Research expenditure in respect of new drinks products and package design is written off in the year in which it is incurred. Any subsequent development expenditure in the period leading up to product launch that meets the recognition criteria set out in the relevant standard is capitalised. If capitalised, any intangible asset is amortised on a straight-line basis over the period of the expected benefit.

Share-based payments – employee benefits

The fair value of equity-settled share options granted is initially measured at grant date based on the binomial or Monte Carlo models and is charged in the income statement over the vesting period. Shares of Diageo plc held by the company for the purpose of fulfilling obligations in respect of various employee share plans around the group are deducted from equity in the consolidated balance sheet. Any surplus or deficit arising on the sale of the Diageo plc shares held by the group is included as a movement in reserves.

Pensions and other post employment benefits

The group's principal pension funds are defined benefit plans. In addition, the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded defined benefit post employment liabilities. For defined benefit plans, the amount charged in the income statement is the cost of accruing pension benefits promised to employees over the year, plus any fully vested benefit improvements granted to members by the group during the year. It also includes a credit equivalent to the group's expected return on the pension plans' assets over the year, offset by a charge equal to the expected increase in the plans' liabilities over the year. The difference between the fair

Accounting policies of the group (continued)

value of the plans' assets and the present value of the plans' liabilities is disclosed as an asset or liability on the consolidated balance sheet. Any differences between the expected return on assets and that actually achieved, and any changes in the liabilities over the year due to changes in assumptions or experience within the plans, are recognised in the statement of comprehensive income. Any recognised asset is limited to any future refunds from the plan or the present value of reductions in future contributions to the plan.

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

        The results of operations in hyperinflationary economies are adjusted to reflect the changes in the purchasing power of the local market currency of the entity before being translated to sterling.

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

Accounting policies of the group (continued)

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

Property, plant and equipment

Land and buildings are stated at cost less depreciation. Freehold land is not depreciated. Leaseholds are depreciated over the unexpired period of the lease. Other property, plant and equipment are depreciated on a straight-line basis to estimated residual values over their expected useful lives, and these values and lives are reviewed each year. Subject to these reviews, the estimated useful lives fall within the following ranges: industrial and other buildings – 10 to 50 years; plant and machinery – 5 to 25 years; fixtures and fittings – 5 to 10 years; casks and containers – 15 to 20 years; and returnable bottles and crates 5 to 10 years.

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

Biological assets

Grape cultivation by the group's wine business is accounted for as an agricultural activity. Accordingly, the group's biological assets (grape vines and grapes on the vine) are carried at fair value which, in the absence of third party valuations, is computed on the basis of a discounted cash flow computation. Agricultural produce (harvested grapes) is valued at market value on transfer into inventory.

Associates and joint ventures

An associate is an undertaking in which the group has a long term equity interest and over which it has the power to exercise significant influence. The group's interest in the net assets of associates is

Accounting policies of the group (continued)

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

Assets held for sale

Non-current assets and disposal groups are classified as held for sale if their net book value is expected to be recovered through sale rather than continuing use. This condition is only met when the sale is highly probable and the non-current asset, or disposal group, is available for immediate sale in its present condition. Non-current assets and disposal groups classified as held for sale are measured at the lower of net book value and the fair value less selling costs.

Financial assets

Trade receivables    Trade receivables are non-interest bearing and are stated at their nominal amount which is usually the original invoiced amount less provisions made for bad and doubtful receivables. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Individual trade receivables are provided against when management deems them not to be fully collectable.

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

Financial liabilities

Borrowings    Borrowings are initially measured at cost, which is equal to fair value at inception, and are subsequently measured at amortised cost. Any difference between the proceeds, net of transaction costs, and the settlement or redemption of borrowings is recognised over the term of the borrowings using the effective interest rate method.

        The fair value adjustments for all loans designated as hedged items in a fair value hedge are disclosed separately as a net figure. The fair value adjustment is calculated using a discounted cash flow technique based on unadjusted market data applied consistently for similar types of instruments.

Trade payables    Trade payables are non-interest bearing and are stated at their nominal value.

Accounting policies of the group (continued)

Derivative financial instruments

The group uses derivative financial instruments to hedge its exposures to fluctuations in interest and exchange rates and commodity prices. The derivative instruments used by Diageo consist mainly of currency forwards, foreign currency swaps, interest rate swaps and cross currency interest rate swaps.

        Derivative financial instruments are recognised in the balance sheet at fair value that is calculated using a discounted cash flow technique based on unadjusted market data applied consistently for similar types of instruments. Changes in the fair value of derivatives that do not qualify for hedge accounting treatment are reported in the income statement.

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

        Fair value hedges are used to manage the currency and/or interest rate risks to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of derivatives that are fair value hedges are recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. If such a hedge relationship is de-designated, fair value movements on the derivative continue to be taken to the income statement while any fair value adjustments made to the underlying hedged item to that date are amortised through the income statement over its remaining life using the effective interest rate.

        Cash flow hedges are used to hedge the currency risk of highly probable future foreign currency cash flows, as well as the cash flow risk from changes in interest rates and exchange rates. The effective part of the changes in fair value of cash flow hedges is recognised in the statement of comprehensive income, while any ineffective part is recognised in the income statement. Amounts recorded in the statement of comprehensive income are transferred to the income statement in the same period in which the underlying interest or foreign exchange exposure affects the income statement.

        Net investment hedges take the form of either foreign currency borrowings or derivatives. All foreign exchange gains or losses arising on translation of net investments are recorded in the statement of comprehensive income and included in the exchange reserve. Liabilities used as hedging instruments in a net investment hedge are revalued at closing exchange rates. The resulting gains or losses are

Accounting policies of the group (continued)

taken to the statement of comprehensive income to the extent that they are effective, with any ineffectiveness recognised in the income statement. Foreign exchange contracts hedging net investments in foreign operations are carried at fair value. Effective fair value movements are taken to the statement of comprehensive income, with any ineffectiveness recognised in the income statement.

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

Discontinued operations

Discontinued operations comprise disposal groups where they represent a major line of business or geographical area of operations or business activities that the group no longer participates in or did not form part of the group's operations.

Notes to the consolidated financial statements

1.     New accounting policies

(a)   Adopted by the group    The following accounting standards and interpretations, issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group:

Amendment to IFRS 7 – Improving disclosures about financial instruments. This amendment resulted in enhanced disclosures about fair value measurements of financial instruments by using a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations. The amended standard also extended disclosures in respect of liquidity risk. Details are provided in the Business review – Fair value measurements.

IFRS 8 – Operating segments. IFRS 8 requires that an entity's operating segments are reported on the same basis as the internally reported information that is provided to the chief operating decision maker. The chief operating decision maker has been identified as the executive committee. Following the adoption of IFRS 8, the group has revised its reported operating segments and provided further information in respect of these segments as well as additional disclosures. Details are provided in note 2 to the financial statements.

IAS 1 (Revised) – Presentation of financial statements. IAS 1 (Revised) has resulted in the group presenting both a consolidated statement of comprehensive income and a consolidated statement of changes in equity as primary statements. The group has chosen to disclose other comprehensive income as a separate statement from the income statement. The application of this standard has not affected the measurement of the group's consolidated results or financial position.

Amendment to IAS 38 – Intangible assets. This amendment to IAS 38 clarifies the accounting for advertising expenditure. The group charges advertising expenditure to the income statement when it has a right of access to the goods or services acquired, as opposed to charging such costs to the income statement when the advertisement is first shown to the public. Advertisements, non-depreciable point of sale material, costs in respect of events and some sponsorship payments previously recorded in the income statement when delivered to the final customer are now expensed when delivered to the company. The impact of this change in accounting policy reduced operating profit, by increasing marketing expenditure, for the year ended 30 June 2009 by £15 million (2008 – £5 million), reduced share of associates' profits after tax for the year ended 30 June 2009 by £nil (2008 – £1 million), reduced the taxation charge for the year ended 30 June 2009 by £3 million (2008 – £1 million) and reduced basic and diluted earnings per share for the year ended 30 June 2009 by 0.5 pence (2008 – 0.2 pence). In addition, the adoption of the amendment decreased inventories at 30 June 2009 by £3 million (2008 – £2 million), decreased trade and other receivables included in current assets at 30 June 2009 by £54 million (2008 – £36 million), increased deferred tax assets at 30 June 2009 by £6 million (2008 – £3 million), reduced investment in associates at 30 June 2009 by £4 million (2008 – £4 million) and reduced deferred tax liabilities at 30 June 2009 by £9 million (2008 – £7 million). It is not practicable to calculate the impact on the results for the year ended 30 June 2010 of the amendment to IAS 38 in view of other changes introduced into the group's practices and processes for commissioning and executing marketing programmes.

IFRS 3 (Revised) – Business combinations. The group has adopted IFRS 3 (Revised) for acquisitions completed after 1 July 2009. The revised standard has resulted in a number of changes, notably that directly attributable acquisition costs are to be expensed rather than included as part of the purchase price, contingent consideration is to be accounted for at fair value at the acquisition date with subsequent changes in the fair value being recognised in the income statement. In addition, where a

Notes to the consolidated financial statements (continued)

1.     New accounting policies (continued)

group gains control of a subsidiary undertaking through a step acquisition, the standard requires the existing interest owned to be remeasured at fair value with the difference between fair value and book value being recognised in the income statement. During the year ended 30 June 2010, Diageo incurred directly attributable transaction costs of £12 million which have been included in other external charges and made a gain of £11 million, included in sale of businesses, when an associate became a subsidiary undertaking, following the purchase of additional equity.

        In addition, the group has changed its accounting policy in respect of returnable bottles and crates (returnables) as the change more appropriately reflects the usage of these assets. These are now held within property, plant and equipment and depreciated on a straight-line basis to estimated residual values over their expected useful lives. Formerly a number of returnable bottles and crates were held within inventories and written down on purchase to their net realisable value. The impact of the adoption of this accounting policy reduced operating profit for the year ended 30 June 2009 by £10 million (2008 – £9 million), reduced the taxation charge for the year ended 30 June 2009 by £3 million (2008 – £3 million) and reduced basic and diluted earnings per share by 0.1 pence (2008 – 0.1 pence). Of the charge for the year ended 30 June 2009, £3 million was in respect of non-controlling interests (2008 – £3 million). On the consolidated balance sheet at 30 June 2009 inventories reduced by £81 million (2008 – £49 million), property plant and equipment increased by £58 million (2008 – £53 million), trade and other payables reduced by £1 million (2008 – an increase of £18 million), deferred tax liabilities reduced by £6 million (2008 – £4 million) and non-controlling interests reduced by £10 million (2008 – £7 million). There is no material impact on the results for the year ended 30 June 2010 of the change in accounting policy in respect of returnables.

        Where appropriate, comparatives in the consolidated financial statements have been restated in accordance with the above changes in accounting policies.

        The following accounting standards and interpretations, issued by the IASB or IFRIC, have been adopted by the group with no significant impact on its consolidated results or financial position:

IFRIC 13 – Customer loyalty programmes

IFRIC 15 – Agreements for the construction of real estate

IFRIC 16 – Hedges of a net investment in a foreign operation

IFRIC 17 – Distribution of non-cash assets to owners

IFRIC 18 – Transfers of assets from customers

Amendment to IAS 27 – Consolidated and separate financial statements

Amendment to IAS 32 – Financial instruments

Amendment to IAS 38 – Intangible assets, fair value of intangible asset acquired in a business combination

Amendment to IAS 39 – Financial instruments: recognition and measurement – Eligible hedged items

Amendment to IFRS 2 – Share based payment: vesting conditions and cancellations

Amendment to IFRIC 9 – Reassessment of embedded derivatives

(b)   Not adopted by the group    The following standards and amendments, issued by the IASB or IFRIC and endorsed by the EU, unless otherwise stated, have not yet been adopted by the group. The

Notes to the consolidated financial statements (continued)

1.     New accounting policies (continued)

group does not currently believe the adoption of these standards or interpretations would have a material impact on the consolidated results or financial position of the group.

Amendment to IFRS 5 – Non-current assets held for sale and discontinued operations (effective for annual periods beginning on or after 1 January 2010)

IFRS 9 – Financial instruments (effective for annual periods beginning on or after 1 January 2013, not yet endorsed by the EU)

Amendment to IAS 7 – Classification of expenditures on unrecognised assets (effective for annual periods beginning on or after 1 January 2010)

Amendment to IAS 17 – Classification of leases of land and buildings (effective for annual periods beginning on or after 1 January 2010)

2.     Segmental information

        Diageo is an international manufacturer and distributor of premium drinks. The group produces, markets and distributes a wide range of premium brands, including Johnnie Walker, Smirnoff, Baileys, Captain Morgan, JeB, Tanqueray and Guinness. In addition, Diageo also owns the distribution rights for the Jose Cuervo tequila brands in North America and many other markets.

        Diageo also owns a number of investments in unconsolidated associates, the principal investment being a 34% interest in Moët Hennessy, the spirits and wines subsidiary of LVMH Moët Hennessy – Louis Vuitton SA. Moët Hennessy is based in France and is a leading producer and exporter of champagne and cognac.

        IFRS 8 – Operating segments replaces IAS 14 – Segment reporting and requires segment information to be presented on the same basis as that used for internal management reporting. Disclosures have been amended and comparatives for the years ended 30 June 2009 and 30 June 2008 have been restated.

        Diageo presents segmental information for the manufacture, distribution and selling of premium drinks in operating segments based on the geographical location of third party customers. The information presented is consistent with internal reporting provided to the chief operating decision maker, which has been identified as the executive committee.

        The executive committee considers the business principally from a geographical perspective and the business analysis is presented under the operating segments of North America, Europe, International and Asia Pacific. In addition to these geographical selling segments, a further segment reviewed by the executive committee is Global Supply which manufactures and distributes premium drinks within the group. Continuing operations also include the Corporate function. In view of the focus on the geographical segments in explaining the group's performance in the Business review, the results of the Global Supply segment have, in order to provide additional reconciling information, been allocated to the geographical segments. This gives an additional basis of presenting the group's performance and results on the basis of the location of third party customers. Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information systems, facilities and employee costs that do not relate to the geographical segments or to Global Supply and hence are not allocated. They also include rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks and the results of

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

Gleneagles Hotel. The group also owns a 34% interest in Moët Hennessy which is based in France and accounted for as an associate.

        The segmental information for net sales and operating profit is reported at budgeted exchange rates in line with internal reporting. For management reporting purposes Diageo measures the current year at, and restates the prior year net sales and operating profit to, the current year's budgeted foreign exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to Diageo's reported results are shown in the tables below. The comparative segmental information, prior to re-translation, has not been restated at the current year's budgeted exchange rates but is presented at the budgeted rates for the years ended 30 June 2009 and 30 June 2008.

        In addition, for management reporting purposes Diageo excludes the impact on net sales and operating profit of acquisitions and disposals completed in the current and prior year from the results of the geographical segments in order to provide comparable results. The impact of acquisitions and disposals has been allocated to the appropriate geographical segments in the tables below. These acquisitions and disposals are the same as those disclosed in the Business review but for management reporting purposes they are excluded from the current year altogether and are disclosed here at budgeted rates.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

(a)   Segmental information for the consolidated income statement – continuing operations

	North America	Europe	Inter- national	Asia Pacific	Global Supply	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2010
Sales	3,853	4,371	3,222	1,442	2,627	(2,627)	12,888	70	12,958

Net sales
At budgeted exchange rates*	2,980	2,510	2,551	923	2,561	(2,460)	9,065	68	9,133
Acquisitions and disposals	47	9	7	—	—	—	63	—	63
Global Supply allocation	18	55	16	12	(101)	—	—	—	—
Retranslation to actual exchange rates	261	185	53	83	167	(167)	582	2	584

Net sales	3,306	2,759	2,627	1,018	2,627	(2,627)	9,710	70	9,780

Operating profit/(loss)
At budgeted exchange rates*	1,039	756	800	170	114	—	2,879	(180)	2,699
Acquisitions and disposals	(3)	1	(5)	(7)	—	—	(14)	—	(14)
Global Supply allocation	56	55	5	(2)	(114)	—	—	—	—
Retranslation to actual exchange rates	78	47	(29)	15	—	—	111	(45)	66

Operating profit/(loss) before exceptional items	1,170	859	771	176	—	—	2,976	(225)	2,751
Exceptional items	(38)	(53)	(5)	(30)	(39)	—	(165)	(12)	(177)

Operating profit/(loss)	1,132	806	766	146	(39)	—	2,811	(237)	2,574

Sale of businesses									(15)
Net finance charges									(462)
Share of associates' profits after tax
– Moët Hennessy									134
– Other associates									8

Profit before taxation									2,239

*
These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

	North America	Europe	Inter- national	Asia Pacific	Global Supply	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2009 (restated)
Sales	3,858	4,279	2,803	1,268	2,353	(2,353)	12,208	75	12,283

Net sales
At budgeted exchange rates*	2,535	2,406	1,964	821	2,175	(2,067)	7,834	72	7,906
Acquisitions and disposals	129	5	3	1	—	—	138	—	138
Global Supply allocation	22	57	15	14	(108)	—	—	—	—
Retranslation to actual exchange rates	604	282	304	74	286	(286)	1,264	3	1,267

Net sales	3,290	2,750	2,286	910	2,353	(2,353)	9,236	75	9,311

Operating profit/(loss)
At budgeted exchange rates*	885	780	598	170	13	—	2,446	(139)	2,307
Acquisitions and disposals	46	(2)	—	—	—	—	44	(2)	42
Global Supply allocation	22	3	(3)	(9)	(13)	—	—	—	—
Retranslation to actual exchange rates	185	72	54	(2)	—	—	309	(70)	239

Operating profit/(loss) before exceptional items	1,138	853	649	159	—	—	2,799	(211)	2,588
Exceptional items	(23)	(52)	(22)	(35)	(17)	—	(149)	(21)	(170)

Operating profit/(loss)	1,115	801	627	124	(17)	—	2,650	(232)	2,418

Net finance charges									(592)
Share of associates' profits after tax
– Moët Hennessy									151
– Other associates									13

Profit before taxation									1,990

2008 (restated)
Sales	2,965	4,046	2,376	1,168	1,929	(1,929)	10,555	88	10,643
Net sales
At budgeted exchange rates*	2,653	2,475	1,947	841	2,048	(1,954)	8,010	87	8,097
Acquisitions and disposals	6	1	—	—	—	—	7	—	7
Global Supply allocation	14	53	15	12	(94)	—	—	—	—
Retranslation to actual exchange rates	(150)	101	9	24	(25)	25	(16)	2	(14)

Net sales	2,523	2,630	1,971	877	1,929	(1,929)	8,001	89	8,090

Operating profit/(loss)
At budgeted exchange rates*	945	771	580	167	6	—	2,469	(154)	2,315
Acquisitions and disposals	(1)	—	1	—	—	—	—	(1)	(1)
Global Supply allocation	21	5	(12)	(8)	(6)	—	—	—	—
Retranslation to actual exchange rates	(37)	12	7	—	—	—	(18)	(6)	(24)

Operating profit/(loss) before exceptional items	928	788	576	159	—	—	2,451	(161)	2,290
Exceptional items	—	—	—	—	(78)	—	(78)	—	(78)

Operating profit/(loss)	928	788	576	159	(78)	—	2,373	(161)	2,212

Sale of businesses									9
Net finance charges									(319)
Share of associates' profits after tax
– Moët Hennessy									160
– Other associates									16

Profit before taxation									2,078

*
These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

(i)
The segmental analysis of sales and operating profit/(loss) is based on the location of the third party customers.

(ii)
The net sales figures for Global Supply reported to the executive committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the Global Supply segment to the other operating segments, inter-segmental sales are not material.

(iii)
The group's net finance charges are managed centrally and are not attributable to individual operating segments.

(b)   Other segmental information

	North America	Europe	Inter- national	Asia Pacific	Global Supply	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2010
Capital expenditure	1	16	91	14	193	59	374
Depreciation and intangible asset amortisation	(3)	(16)	(68)	(20)	(143)	(41)	(291)
Exceptional accelerated depreciation	—	—	—	—	(44)	(2)	(46)
Exceptional impairment of intangible assets	—	(35)	—	—	—	—	(35)

2009
Capital expenditure	18	20	98	11	183	25	355
Depreciation and intangible asset amortisation	(28)	(17)	(70)	(18)	(113)	(36)	(282)
Exceptional accelerated depreciation	—	—	(3)	—	(15)	—	(18)

2008
Capital expenditure	19	25	113	21	128	42	348
Depreciation and intangible asset amortisation	(26)	(15)	(55)	(17)	(99)	(32)	(244)
Exceptional accelerated depreciation	—	—	—	—	(4)	—	(4)

        Capital expenditure represents the amount paid in the year. Due to a change in the organisational structure, capital expenditure and depreciation in respect of wine production in the United States were reported under Global Supply in the year ended 30 June 2010 and in the years ended 30 June 2009 and 30 June 2008 were reported in North America.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

(c)   Geographical information

	Great Britain	United States	Nether- lands	Rest of World	Total
	£ million	£ million	£ million	£ million	£ million
2010
Sales	1,680	3,615	46	7,617	12,958
Non-current assets	1,122	3,348	2,327	4,655	11,452

2009
Sales	1,577	3,615	38	7,053	12,283
Non-current assets	1,203	3,086	2,230	4,349	10,868

2008
Sales	1,530	2,769	35	6,309	10,643
Non-current assets	1,081	2,599	2,002	4,038	9,720

(i)
The geographical analysis of sales is based on the location of the third party customers.

(ii)
The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates, other investments and non-current other receivables.

(d)   Sales by product

	Spirits	Beer	Wine	Ready to drink	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
2010	8,475	2,752	642	917	172	12,958
2009	7,968	2,654	615	871	175	12,283
2008	6,811	2,300	542	826	164	10,643
(e)
Foreign exchange rates    The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2010, expressed in US dollars and euros per £1, were as follows:

	US dollar			Euro
	2010	2009	2008	2010	2009	2008
	$	$	$	€	€	€
Weighted average rates used to translate income statements	1.57	1.60	2.01	1.13	1.17	1.36
Year end rates used to translate balance sheet assets and liabilities	1.50	1.65	1.99	1.22	1.17	1.26

        The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

        The results for the year ended 30 June 2010 include operating profit for Venezuela denominated in Venezuelan bolivar fuerte of VEF 485 million, translated at the official exchange of $1 = VEF2.15 (£1 = VEF3.51) for the six months ended 31 December 2009 and $1 = VEF4.3 (£1 = VEF6.4) for the six months ended 30 June 2010.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

(f)
Discontinued operations    Discontinued operations comprise a charge of £19 million in respect of anticipated future payments to new thalidomide claimants. In the two years ended 30 June 2009 and 30 June 2008 discontinued operations represent adjustments in respect of the former packaged food business, Pillsbury (sold 31 October 2001).

(g)
Assets and liabilities    The management information provided to the chief operating decision maker does not include an analysis by geographical segment of assets and liabilities and accordingly no analysis by geographical segment of total assets or total liabilities is disclosed.

3.     Operating costs

	2010	2009 (restated)	2008 (restated)
	£ million	£ million	£ million
Excise duties	3,178	2,972	2,553
Cost of sales	4,099	3,893	3,254
Marketing expenses	1,419	1,327	1,244
Other operating expenses	1,688	1,673	1,380

	10,384	9,865	8,431

Comprising:
Excise duties – Great Britain	820	747	685
– United States	542	564	442
– Other	1,816	1,661	1,426
Increase in inventories	(111)	(220)	(115)
Raw materials and consumables	2,099	1,993	1,713
Marketing expenses	1,419	1,327	1,244
Other external charges(a)	2,165	2,236	1,669
Staff costs (note 4)	1,269	1,232	1,073
Depreciation, amortisation and impairment	372	300	248
Gains on disposal of property	(89)	(6)	(24)
Net foreign exchange losses	127	65	81
Other operating income	(45)	(34)	(11)

	10,384	9,865	8,431

(a)
Other external charges    Other external charges include operating lease rentals for plant and equipment of £16 million (2009 – £11 million; 2008 – £14 million), other operating lease rentals (mainly properties) of £74 million (2009 – £76 million; 2008 – £65 million), research and development expenditure of £13 million (2009 – £17 million; 2008 – £17 million) and maintenance and repairs of £103 million (2009 – £90 million; 2008 – £83 million).

(b)
Exceptional operating items    In the year ended 30 June 2010, there were exceptional net operating charges of £177 million (2009 – £170 million; 2008 – £78 million) of which £82 million (2009 – £82 million; 2008 – £nil) is included in staff costs, £100 million (2009 – £70 million; 2008 – £74 million) in other external charges, £46 million (2009 – £18 million; 2008 – £4 million) accelerated depreciation and £35 million (2009 and 2008 – £nil) impairment in depreciation,

Notes to the consolidated financial statements (continued)

3.     Operating costs (continued)

  amortisation and impairment partly offset by gains of £86 million on disposal of property (2009 and 2008 – £nil).

(c)
Auditor fees    The fees of the principal auditor of the group, KPMG Audit Plc, and its affiliates were as follows:

	United Kingdom	Rest of World	2010	2009	2008
	£ million	£ million	£ million	£ million	£ million
Audit of these financial statements	0.8	0.2	1.0	1.0	0.9
Audit of financial statements of subsidiaries pursuant to legislation	2.0	3.6	5.6	5.5	5.0
Other services pursuant to legislation(i)	0.3	1.0	1.3	1.3	1.1

Total audit fees	3.1	4.8	7.9	7.8	7.0
Other services relevant to taxation(ii)	0.2	0.4	0.6	1.4	2.3
Audit related fees under SEC regulations(iii)	0.6	0.5	1.1	1.3	0.7
All other fees(iv)	0.1	0.3	0.4	0.7	0.8

	4.0	6.0	10.0	11.2	10.8

(i)
Other services pursuant to legislation relate principally to reporting required under section 404 of the US Sarbanes-Oxley Act.

(ii)
Other services relevant to taxation comprise principally tax compliance services and tax advice.

(iii)
Audit-related fees under SEC regulations, comprise the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under 'total audit fees'.

(iv)
All other fees relate principally to advisory services, including services in respect of due diligence and services in relation to acquisitions and disposals.

In addition, to the amounts above, £0.2 million (2009 – £0.2 million; 2008 – £0.1 million) was charged for audit services by firms other than KPMG Audit Plc. KPMG Audit Plc fees for audit services in respect of employee pension funds and benefit plans were £0.2 million (2009 – £0.3 million; 2008 – £0.3 million).

4.     Employees

        The average number of employees is disclosed on a full time equivalent basis, excluding employees of associates.

	2010	2009	2008
North America	1,615	2,258	2,234
Europe	3,007	3,253	3,144
International	5,097	4,952	5,000
Asia Pacific	2,636	2,668	2,923
Global Supply	8,171	8,116	8,238
Corporate and other	2,761	2,792	2,605

	23,287	24,039	24,144

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

The average number of employees of the group, including part time employees, for the year was 23,521 (2009 – 24,270; 2008 – 24,373).

        During the year the supply operations of the US wine business were transferred from North America to Global Supply resulting in the transfer of employees between the two operating segments.

        Employees of corporate functions whose costs are charged to the operating segments, such as those in shared service operations, are included in 'Corporate and other' in the analysis above.

	2010	2009	2008
	£ million	£ million	£ million
Aggregate remuneration
Wages and salaries	1,070	1,063	870
Share-based incentive plans	31	31	26
Employer's social security	82	73	78
Employer's pension	91	68	95
Other post employment	(5)	(3)	4

	1,269	1,232	1,073

The costs of post employment benefits and share-based incentive plans have been included in the consolidated income statement for the year ended 30 June 2010 as follows: cost of sales £54 million (2009 – £53 million; 2008 – £45 million) and other operating expenses £63 million (2009 – £43 million; 2008 – £80 million). Included within aggregate remuneration is £82 million (2009 – £82 million) in respect of exceptional operating items.

        Employer's pension costs include £6 million (2009 – £5 million; 2008 – £3 million) in respect of defined contribution plans, representing contributions payable to these plans by the group at rates specified in the rules of the plans.

Retirement benefits    The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices.

        The larger plans are generally of the defined benefit type and are funded by payments to separately administered funds or insurance companies. The principal plans are in the United Kingdom, Ireland, United States and Canada. All valuations were performed by independent actuaries using the projected unit method to determine pension costs. The most recent full valuations of the significant defined benefit pension plans were carried out as follows: United Kingdom on 31 March 2009; Ireland on 31 December 2009; and United States on 1 January 2010. The measurement dates used to calculate the disclosures in the consolidated financial statements are the respective balance sheet dates. In the United Kingdom, the UK Pension Scheme (a final salary defined benefit pension plan) closed to new members in November 2005. Employees who have joined Diageo in the United Kingdom thereafter have been eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit pension plan).

        The assets of the UK and Irish pension plans are held in separate funds administered by trustees to meet long term pension liabilities to past and present employees. The trustees are required to act in the best interests of the plans' beneficiaries. The two largest pension plans are the UK Pension Scheme in the United Kingdom and the Guinness Ireland Pension Scheme in Ireland. For the UK Pension Scheme in the United Kingdom, the trustee is Diageo Pension Trust Limited. The appointment of the

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

directors to the board is determined by the Scheme's trust documentation. There is a policy that one-third of all directors should be nominated by members of the Scheme. Two member nominated directors have been appointed from the pensioner member community and two from the active member community. For the Guinness Ireland Pension Scheme, the appointment of trustees is a company decision. Currently the company makes three nominations and appoints three further candidates nominated by representative groupings. The chairman is a former employee of the company and is viewed as independent.

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

	United Kingdom			Ireland			United States
	2010	2009	2008	2010	2009	2008	2010	2009	2008
	%	%	%	%	%	%	%	%	%
Rate of general increase in salaries	4.6	4.6	5.2	4.0	4.4	5.0	5.6	5.6	6.3
Rate of increase to pensions in payment	3.6	3.7	4.0	2.1	2.1	2.6	—	—	—
Rate of increase to deferred pensions	3.3	3.4	4.0	2.0	2.0	2.6	—	—	—
Medical inflation	n/a	n/a	n/a	n/a	n/a	n/a	9.0	8.8	9.3
Discount rate for plan liabilities	5.4	6.2	6.7	4.9	5.7	6.5	4.7	5.7	6.1
Inflation	3.3	3.4	4.0	2.0	2.0	2.6	1.6	1.6	2.4

For the main plans in the United Kingdom, Ireland and the United States, the salary increase assumptions include an allowance for age related promotional salary increases. The 2010 assumption for medical inflation in the United States reduces by 0.5% per year to 5% (2009 – 0.5% per year to 5%).

        In assessing the group's post retirement liabilities, the mortality assumption for the UK Pension Scheme in the United Kingdom (the largest plan) is based on the mortality experience of that plan. This has been updated to reflect the mortality experience reviewed as part of the 2009 triennial funding valuation. The mortality assumption is based on the CMI birth year tables with scaling factors based on the experience of the plan. The mortality assumption for the largest plan in Ireland is also based on the mortality experience of that plan with suitable future improvements. The mortality assumptions for the other plans around the world are based on relevant standard mortality tables and standard mortality improvements in each country.

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

        For the main UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom			Ireland
	2010 Age	2009 Age	2008 Age	2010 Age	2009 Age	2008 Age
Retiring currently at age 65
Male	86.0	85.3	84.5	85.6	85.5	85.4
Female	87.7	86.7	87.2	88.2	88.1	88.1
Currently aged 45, retiring at age 65
Male	88.3	88.3	86.7	87.4	87.3	87.2
Female	90.1	89.3	89.5	90.0	89.9	89.8

(b)    In respect of defined benefit post employment plans, the net amounts charged to the consolidated income statement and consolidated statement of comprehensive income for the three years ended 30 June 2010 are set out below:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
2010
Operating profit
Current service cost	(49)	(19)	(31)	(99)
Past service gain	13	—	—	13
Gains on curtailments	8	—	1	9
Losses on settlements	—	(3)	—	(3)

Total charge to operating profit	(28)	(22)	(30)	(80)
Net charge to other finance income (note 6(b))	(21)	(12)	(14)	(47)

Charge before taxation	(49)	(34)	(44)	(127)

Consolidated statement of comprehensive income
Actual return on post employment plan assets	566	164	18	748
Expected return on post employment plan assets	(217)	(68)	(28)	(313)

Actual return less expected return on post employment plan assets	349	96	(10)	435
Experience gains and losses arising on the plan liabilities	181	32	16	229
Changes in assumptions underlying the present value of the plan liabilities	(447)	(140)	(77)	(664)

Actuarial loss recognisable in the reconciliation of the assets and liabilities	83	(12)	(71)	—
Changes in the recognisable surplus of the plans with a surplus restriction	—	2	6	8

Net actuarial gain/(loss) recognisable in other comprehensive income	83	(10)	(65)	8

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
2009
Operating profit
Current service cost	(54)	(16)	(29)	(99)
Past service cost	—	—	(2)	(2)
Gains on curtailments	12	21	8	41

Total (charge)/credit to operating profit	(42)	5	(23)	(60)
Net credit/(charge) to other finance income (note 6(b))	11	—	(9)	2

(Charge)/credit before taxation	(31)	5	(32)	(58)

Consolidated statement of comprehensive income
Actual return on post employment plan assets	(302)	(212)	(56)	(570)
Expected return on post employment plan assets	(259)	(85)	(32)	(376)

Actual return less expected return on post employment plan assets	(561)	(297)	(88)	(946)
Experience gains and losses arising on the plan liabilities	42	18	—	60
Changes in assumptions underlying the present value of the plan liabilities	(79)	(47)	(1)	(127)

Actuarial loss recognisable in the reconciliation of the assets and liabilities	(598)	(326)	(89)	(1,013)
Changes in the recognisable surplus of the plans with a surplus restriction	—	(2)	9	7
Impact of minimum funding requirement	—	—	(1)	(1)

Net actuarial loss recognisable in other comprehensive income	(598)	(328)	(81)	(1,007)

2008
Operating profit
Current service cost	(52)	(17)	(25)	(94)
Past service cost	(1)	(2)	—	(3)
Gains on curtailments	—	—	1	1

Total charge to operating profit	(53)	(19)	(24)	(96)
Net credit/(charge) to other finance income (note 6(b))	36	16	(6)	46

Charge before taxation	(17)	(3)	(30)	(50)

Consolidated statement of comprehensive income
Actual return on post employment plan assets	192	(66)	(4)	122
Expected return on post employment plan assets	(252)	(80)	(26)	(358)

Actual return less expected return on post employment plan assets	(60)	(146)	(30)	(236)
Experience gains and losses arising on the plan liabilities	(12)	(48)	6	(54)
Changes in assumptions underlying the present value of the plan liabilities	139	129	4	272

Actuarial gain/(loss) recognisable in the reconciliation of the assets and liabilities	67	(65)	(20)	(18)
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	3	3

Net actuarial gain/(loss) recognisable in other comprehensive income	67	(65)	(17)	(15)

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Total cumulative gain/(loss) recognised in other comprehensive income
At 30 June 2007	491	110	(52)	549
Recognised in the year	67	(65)	(17)	(15)

At 30 June 2008	558	45	(69)	534
Recognised in the year	(598)	(328)	(81)	(1,007)

At 30 June 2009	(40)	(283)	(150)	(473)
Recognised in the year	83	(10)	(65)	8

At 30 June 2010	43	(293)	(215)	(465)

(c)    The expected long term rates of return and fair values of the assets of the defined benefit post employment plans were as follows:

	United Kingdom		Ireland		United States and other		Total
	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value
	%	£ million	%	£ million	%	£ million	%	£ million
2010
Fair value of plan assets
Equities	8.1	1,709	8.2	415	8.0	234	8.1	2,358
Bonds	4.8	1,370	4.8	548	4.4	161	4.8	2,079
Property	8.1	427	8.2	78	9.2	11	8.1	516
Other	4.7	313	4.1	60	5.3	41	4.7	414

		3,819		1,101		447		5,367
Present value of funded plan liabilities		(4,205)		(1,458)		(712)		(6,375)
Present value of unfunded plan liabilities		(74)		(23)		(97)		(194)

Deficit in post employment plans		(460)		(380)		(362)		(1,202)
Surplus restriction		—		—		(2)		(2)
Impact of minimum funding requirement		—		—		(1)		(1)

Post employment benefit net liabilities		(460)		(380)		(365)		(1,205)

2009
Fair value of plan assets
Equities	8.3	1,528	8.6	371	8.4	198	8.4	2,097
Bonds	5.5	1,280	5.3	539	4.9	147	5.4	1,966
Property	7.3	358	7.6	97	13.5	13	7.5	468
Other	4.6	11	4.0	20	6.5	30	5.3	61

		3,177		1,027		388		4,592
Present value of funded plan liabilities		(3,845)		(1,364)		(584)		(5,793)
Present value of unfunded plan liabilities		(76)		(23)		(73)		(172)

Deficit in post employment plans		(744)		(360)		(269)		(1,373)
Surplus restriction		—		(2)		(7)		(9)
Impact of minimum funding requirement		—		—		(1)		(1)

Post employment benefit net liabilities		(744)		(362)		(277)		(1,383)

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

	United Kingdom		Ireland		United States and other		Total
	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value
	%	£ million	%	£ million	%	£ million	%	£ million
2008
Fair value of plan assets
Equities	8.3	2,209	8.4	507	8.2	215	8.3	2,931
Bonds	6.1	825	5.9	225	5.3	118	6.0	1,168
Property	7.3	296	7.4	193	12.7	12	7.5	501
Other	5.4	252	4.6	287	6.5	26	5.0	565

		3,582		1,212		371		5,165
Present value of funded plan liabilities		(3,684)		(1,254)		(479)		(5,417)
Present value of unfunded plan liabilities		(68)		—		(74)		(142)

Deficit in post employment plans		(170)		(42)		(182)		(394)
Surplus restriction		—		—		(14)		(14)

Post employment benefit net liabilities		(170)		(42)		(196)		(408)

Included in the post employment plan deficit of £1,202 million (2009 – £1,373 million; 2008 – £394 million) are £180 million (2009 – £141 million; 2008 – £115 million) in respect of post employment medical benefit liabilities and £30 million (2009 – £35 million; 2008 – £43 million) in respect of other non-pension post employment liabilities.

        Within the plan assets above there is no investment in the ordinary shares of Diageo plc (2009 – £nil; 2008 – £0.4 million). Included in equities in the UK plans at 30 June 2010 are £356 million (2009 – £391 million; 2008 – £376 million) invested in hedge funds and £247 million (2009 – £191 million; 2008 – £192 million) invested in private equity. Included in other assets at 30 June 2010 are swaps with a fair value loss in the UK plans of £51 million (2009 – £46 million loss; 2008 – £169 million gain) and a fair value gain in the Irish plans of £61 million (2009 – £11 million gain; 2008 – £22 million gain).

        The asset classes include some cash holdings that are temporary. This cash is likely to be invested in the relevant asset class imminently and so has been included in the asset class where it is anticipated to be invested in the long term. UK plan assets include temporary cash of £27 million (2009 – £35 million; 2008 – £54 million) in 'equities', £36 million (2009 – £152 million; 2008 – £149 million) in 'bonds' and £30 million (2009 – £11 million; 2008 – £2 million) in 'property'. Irish plan assets include temporary cash of £10 million (2009 – £7 million; 2008 – £10 million) in 'equities' and £105 million (2009 – £64 million; 2008 – £112 million) in 'bonds'.

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

        Post employment benefit assets and liabilities are recognised in the consolidated balance sheet, depending on whether an individual plan is in surplus or deficit, as follows:

	2010	2009
	£ million	£ million
Non-current assets	49	41
Non-current liabilities	(1,254)	(1,424)

	(1,205)	(1,383)

The expected long term rates of return for equities have been determined by reference to government bond rates (minimum risk rates) in the countries in which the plans are based. As at 30 June 2010, to reflect the additional risks associated with equities, expected long term rates of return on equities include a risk premium of 4% per year (2009 – 4%; 2008 – 3.25%) in excess of the expected return from government bonds. This risk premium is a long term assumption which is set after taking actuarial advice and considering the assumptions used by other FTSE 100 companies. The expected long term rates of return for other assets are determined in a similar way, by using an appropriate risk premium relative to government bonds in the relevant country.

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

        At 30 June 2010, approximately 33% (2009 and 2008 – 40%) of the UK Diageo Pension Scheme's liabilities and approximately 38% (2009 and 2008 – 40%) of the Guinness Ireland Pension Scheme's liabilities were hedged against future movements in interest rates and inflation through the use of swaps.

        The discount rate is based on the yields of high quality, fixed income investments. For the UK pension plans, which represent approximately 65% of total plan liabilities, the discount rate is determined by reference to the yield curves on AA rated corporate bonds for which the timing and amount of cash outflows are similar to those of the plans. A similar process is used to determine the discount rate for the non-UK plans.

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

        The percentages of investments at fair value held by the pension plans at 30 June 2010 and 30 June 2009, analysed by category, were as follows:

	United Kingdom	Ireland	United States and other	Total
	%	%	%	%
2010
Equities	45	38	52	44
Bonds	36	50	36	39
Property	11	7	3	10
Other	8	5	9	7

	100	100	100	100

2009
Equities	48	36	51	46
Bonds	41	53	38	43
Property	11	9	3	10
Other	—	2	8	1

	100	100	100	100

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

(d)    Movements in the present value of plan liabilities during the three years ended 30 June 2010:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Present value of plan liabilities
At 30 June 2007	3,766	1,125	530	5,421
Exchange differences	—	191	18	209
Current service cost	52	17	25	94
Past service cost	1	2	—	3
Interest cost	216	64	32	312
Actuarial gain	(127)	(81)	(10)	(218)
Employee contributions	11	2	1	14
Benefits paid	(167)	(66)	(35)	(268)
Curtailments	—	—	(1)	(1)
Settlements	—	—	(7)	(7)

At 30 June 2008	3,752	1,254	553	5,559
Exchange differences	—	97	83	180
Acquisition of businesses	—	—	16	16
Current service cost	54	16	29	99
Past service cost	—	—	2	2
Interest cost	248	85	41	374
Actuarial loss	37	29	1	67
Employee contributions	14	3	1	18
Benefits paid	(172)	(76)	(52)	(300)
Curtailments	(12)	(21)	(8)	(41)
Settlements	—	—	(9)	(9)

At 30 June 2009	3,921	1,387	657	5,965
Exchange differences	—	(69)	73	4
Current service cost	49	19	31	99
Past service gain	(13)	—	—	(13)
Interest cost	238	80	42	360
Actuarial loss	266	108	61	435
Employee contributions	14	3	1	18
Benefits paid	(188)	(84)	(51)	(323)
Curtailments/settlements	(8)	3	(1)	(6)
Settlements	—	—	(4)	(4)
Transfer from other payables	—	34	—	34

At 30 June 2010	4,279	1,481	809	6,569

In the year ended 30 June 2010 agreement was reached with a group of employees whereby part of their redundancy settlement, previously included in other payables, was settled by an enhanced pension entitlement. Cash contributions will be made by the group to the relevant pension funds for those obligations.

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

(e)    Movements in the fair value of plan assets during the three years ended 30 June 2010:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Fair value of plan assets
At 30 June 2007	3,491	1,143	385	5,019
Exchange differences	—	190	11	201
Expected return on plan assets	252	80	26	358
Actuarial loss	(60)	(146)	(30)	(236)
Contributions by the group	55	9	20	84
Employee contributions	11	2	1	14
Benefits paid	(167)	(66)	(35)	(268)
Settlements	—	—	(7)	(7)

At 30 June 2008	3,582	1,212	371	5,165
Exchange differences	—	93	52	145
Acquisition of businesses	—	—	15	15
Expected return on plan assets	259	85	32	376
Actuarial loss	(561)	(297)	(88)	(946)
Contributions by the group	55	7	66	128
Employee contributions	14	3	1	18
Benefits paid	(172)	(76)	(52)	(300)
Settlements	—	—	(9)	(9)

At 30 June 2009	3,177	1,027	388	4,592
Exchange differences	—	(52)	46	(6)
Expected return on plan assets	217	68	28	313
Actuarial gain	349	96	(10)	435
Contributions by the group	103	43	49	195
Transfer of escrow account	147	—	—	147
Employee contributions	14	3	1	18
Benefits paid	(188)	(84)	(51)	(323)
Settlements	—	—	(4)	(4)

At 30 June 2010	3,819	1,101	447	5,367

(f)    History of funded status of plans at 30 June 2010:

	2010	2009	2008	2007	2006
	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets	5,367	4,592	5,165	5,019	4,647
Present value of plan liabilities	(6,569)	(5,965)	(5,559)	(5,421)	(5,424)

Deficit in post employment plans	(1,202)	(1,373)	(394)	(402)	(777)
Surplus restriction	(2)	(9)	(14)	(17)	(24)
Impact of minimum funding requirement	(1)	(1)	—	—	—

Post employment benefit liabilities	(1,205)	(1,383)	(408)	(419)	(801)

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

The group agreed a deficit funding plan with the trustee of the UK Diageo Pension Scheme (the UK Scheme), which provides for the group to fund a portion of the UK Scheme deficit over a four year period that commenced in the year ended 30 June 2007. During the year ended 30 June 2010 £197 million was paid into the UK Scheme in respect of the deficit funding plan, of which £147 million had previously been held in escrow. The company has agreed a further 10 year funding plan with the trustee of the UK Scheme based on the trustee's actuarial valuation at 31 March 2009 whereby a structure has been created which will generate annual income for the Scheme of approximately £25 million to fund the deficit. Further information on the agreement is given in note 35. In addition to the deficit funding, Diageo continues to make a cash contribution in respect of current service costs based on the trustee's valuation. This contribution is expected to be £50 million in the year ending 30 June 2011.

        Contributions to other plans in the year ending 30 June 2011 are expected to be approximately £150 million.

(g)    History of experience gains and losses:

	2010	2009	2008	2007	2006
	£ million	£ million	£ million	£ million	£ million
Actual return less expected return on post employment plan assets	435	(946)	(236)	244	337
Experience gains and losses arising on the plan liabilities	229	60	(54)	(110)	(55)
Changes in assumptions underlying the present value of the plan liabilities	(664)	(127)	272	189	183

Actuarial (loss)/gain recognisable in the reconciliation of the assets and liabilities	—	(1,013)	(18)	323	465

(h)    Changes in the assumptions used for determining post employment costs and liabilities may have a material impact on the income statement and balance sheet. For the significant assumptions, the

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

following sensitivity analyses give an estimate of the potential impacts on the income statement for the year ended 30 June 2010 and on the balance sheet as at 30 June 2010:

	Estimated impact on income statement
	Operating profit	Other finance charges	Profit before taxation	Taxation	Profit for the year
	£ million	£ million	£ million	£ million	£ million
2010
Effect of 0.5% increase in discount rate:
Approximate decrease in annual post employment cost	9	(6)	3	(1)	2
Effect of 1% increase in expected rates of return on plan assets:
Approximate decrease in annual post employment cost	—	51	51	(13)	38
Effect of one year increase in life expectancy:
Approximate increase in annual post employment cost	(2)	(12)	(14)	3	(11)
Effect of 0.5% decrease in inflation:
Approximate decrease in annual post employment cost	9	18	27	(6)	21
Effect of 1% increase in medical care inflation:
Approximate increase in annual post employment cost	(1)	(1)	(2)	1	(1)
Effect of 1% decrease in medical care inflation:
Approximate decrease in annual post employment cost	1	1	2	(1)	1

	Estimated impact on balance sheet
	Net post employment benefit liabilities	Net deferred tax assets	Net assets
	£ million	£ million	£ million
2010
Effect of 0.5% increase in discount rate:
Approximate decrease in post employment deficit	420	(106)	314
Effect of one year increase in life expectancy:
Approximate increase in post employment deficit	(232)	58	(174)
Effect of 0.5% decrease in inflation:
Approximate decrease in post employment deficit	327	(79)	248
Effect of 1% increase in medical care inflation:
Approximate increase in post employment deficit	(22)	8	(14)
Effect of 1% decrease in medical care inflation:
Approximate decrease in post employment deficit	19	(7)	12

(i)    Information on transactions between the group and its pension plans is given in note 32.

5.     Exceptional items

IAS 1 (Revised) – Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items which, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

Notes to the consolidated financial statements (continued)

5.     Exceptional items (continued)

        In the three years ended 30 June 2010, the following exceptional items arose:

	2010	2009	2008
	£ million	£ million	£ million
Items included in operating profit
Global restructuring programme(a)	(85)	(166)	—
Restructuring of Global Supply operations(b)	(93)	—	—
Restructuring of US wine operations(c)	48	—	—
Restructuring of Irish brewing operations(d)	(12)	(4)	(78)
Ursus brand impairment(e)	(35)	—	—

	(177)	(170)	(78)

Sale of businesses
US wine operations(c)	(26)	—	—
Step acquisition of Nuvo(f)	11	—	—
Other	—	—	9

	(15)	—	9

Exceptional items before taxation	(192)	(170)	(69)

Items included in taxation
Tax on exceptional operating items	39	37	8
Tax on sale of businesses	10	—	—
Settlements with tax authorities	—	155	—

Total taxation on exceptional items	49	192	8

Exceptional items in continuing operations	(143)	22	(61)
Discontinued operations net of taxation	(19)	2	26

Total exceptional items	(162)	24	(35)

(a)    In February 2009 the group announced a global restructuring programme which was designed to ensure improved routes to market, stronger brand positions and enhanced financial strength. The programme affected all operating segments including corporate. The majority of the costs were in respect of a reduction in the number of employees and were spread over the two years ended 30 June 2010. These restructuring charges are included in the group's income statement in other operating expenses.

(b)    On 1 July 2009 the group announced a restructuring of its supply operations in Scotland. The plans include the consolidation of distilling, packaging and warehousing activities into fewer sites and involve the closure of a packaging plant, a distillery and a cooperage over a two-year period. New investment is concentrated in the production sites in Leven in Fife and in Shieldhall near Glasgow. The cost of the restructuring is expected to be approximately £100 million of which £81 million has been incurred in the year ended 30 June 2010. The costs include redundancies and additional depreciation spread over the period to the date that the sites are closed.

        In addition, the group announced the closure of the Dorval bottling plant in Quebec Canada resulting in a charge of £6 million principally in respect of employee severance and loss on disposal of

Notes to the consolidated financial statements (continued)

5.     Exceptional items (continued)

fixed assets. Also, during the year, a restructuring of the Daventry distribution centre was announced resulting in an exceptional charge of £6 million.

(c)    In the year ended 30 June 2010, the group carried out a restructuring of its US wine operations which resulted in a restructuring charge of £41 million in respect of a reduction in the number of employees, early contract terminations and inventory impairment.

        On 24 June 2010 the group completed a sale and leaseback transaction of certain land and facilities located in the Napa Valley, California for $260 million (£174 million). The land and facilities were purchased by a third party and leased back to the group for 20 years with Diageo holding options, exercisable at fair value, to extend the lease term up to a total of 80 years. Diageo remains the operator of the facilities under the lease agreement and retains the ownership of the brands, vines and grapes. The lease of land was accounted for as an operating lease and the gain arising of £89 million accounted for as an exceptional property profit. The lease of the facilities is accounted for as a finance lease and the gain arising is included in accruals and deferred income.

        In addition, as part of the restructuring of the US wine operations, it is highly probable that a number of non-strategic wine businesses will be sold during the year ending 30 June 2011. The loss on disposal of these businesses is expected to be £26 million.

(d)    In the year ended 30 June 2008, operating profit included an exceptional charge of £78 million for the cost of restructuring the Irish brewing operations, which primarily comprised severance and associated costs. The charge for the year ended 30 June 2010 of £12 million is principally accelerated depreciation.

(e)    In the year ended 30 June 2010 an impairment loss of £35 million was charged to other operating expenses in respect of the Ursus brand. One of the principal markets for Ursus is Greece where the economy suffered a significant downturn and shows no signs of recovery. The Greek discount rate used by the group for impairment calculations was increased significantly due to a deterioration in the country's sovereign risk rate and the long term growth rate assumption for Greece was reduced due to a fall in demand for premium products which resulted in an impairment of the brand value.

(f)    On 29 June 2010 Diageo acquired an additional equity stake in the London Group, the owner of the Nuvo brand, an ultra premium sparkling liqueur, taking its equity ownership from 42.5% to 71.25%. The London Group was formerly accounted for as an associate and following the acquisition of further shares it became a subsidiary. In accordance with IFRS 3 (Revised) the difference between the market value of the equity owned prior to the acquisition of £21 million and the book value of the associate of £10 million is recognised in the income statement, resulting in a gain of £11 million which is included in sale of businesses.

Notes to the consolidated financial statements (continued)

6.     Interest and other finance income and charges

	2010	2009	2008
	£ million	£ million	£ million
(a) Net interest
Interest receivable	188	102	84
Fair value gain on interest rate instruments	281	150	69

Total interest income	469	252	153

Interest payable on bank loans and overdrafts	(20)	(14)	(4)
Interest payable on all other borrowings	(549)	(590)	(415)
Fair value loss on interest rate instruments	(275)	(164)	(75)

Total interest expense	(844)	(768)	(494)

	(375)	(516)	(341)

(b) Net other finance income and charges
Net finance income in respect of post employment plans	—	2	46
Other finance income	4	—	—
Net exchange movements on short term intercompany loans	—	—	5

Total other finance income	4	2	51

Net finance charge in respect of post employment plans	(47)	—	—
Unwinding of discounts	(18)	(21)	(17)
Hyperinflation adjustment	(16)	—	—
Other finance charges	—	(13)	(6)
Net exchange movements on short term intercompany loans	(10)	(33)	—
Net exchange movements on net borrowings not meeting hedge accounting criteria	—	(11)	(6)

Total other finance charges	(91)	(78)	(29)

Net finance (charges)/income	(87)	(76)	22

Interest on post employment plan liabilities	(360)	(374)	(312)
Expected return on post employment plan assets	313	376	358

Net finance (charge)/income in respect of post employment plans	(47)	2	46

The amount of borrowing costs capitalised in the year ended 30 June 2010 was £5 million (2009 – £4 million; 2008 – £nil). The interest rates used for calculating interest capitalised on projects financed in sterling and euro were 4.8% (2009 – 5.2%) and 4.8% (2009 – 6.5%), respectively.

        In December 2009 Venezuela became a hyperinflationary country. Hyperinflationary accounting requires the restatement of the subsidiary undertaking's income statement to current purchasing power. The impact of applying hyperinflationary accounting to the group's operations in Venezuela in the year ended 30 June 2010 was immaterial to the individual lines of the income statement but did result in a £16 million charge to other finance charges, an increase in current assets of £9 million and a credit of £25 million to other comprehensive income. The index used to calculate the hyperinflationary adjustment was the INPC which changed from 145.0 to 190.4 in the year ended 30 June 2010, an increase of 31%.

Notes to the consolidated financial statements (continued)

7.     Associates

        The group's share of profit after tax from associates was £142 million (2009 – £164 million; 2008 – 176 million).

        The group's 34% share of operating profit and of profit for the year of Moët Hennessy was £229 million and £134 million, respectively (2009 – £242 million and £151 million, respectively; 2008 – £251 million and £160 million, respectively).

        In the year ended 30 June 2010, the group received dividends from its associates of £111 million (2009 – £179 million; 2008 – £143 million), of which £98 million was received from Moët Hennessy (2009 – £161 million; 2008 – £131 million). These dividends included £31 million (2009 – £60 million; 2008 – £49 million) of receipts from Moët Hennessy in respect of amounts payable to the tax authorities.

        Information on transactions between the group and its associates is given in note 32. Summarised financial information for the group's investments in associates is presented below:

(a)    Moët Hennessy    Moët Hennessy prepares its financial statements under IFRS in euros to 31 December each year. Summary information for Moët Hennessy for the three years ended 30 June 2010 after adjustment to align Moët Hennessy's accounting policies and accounting periods with those of the group, translated at £1 = €1.13 (2009 – £1 = €1.17; 2008 – £1 = €1.36), is set out below:

	2010		2009		2008
	€ million	£ million	€ million	£ million	€ million	£ million
Sales	2,935	2,597	2,892	2,472	3,168	2,329
Profit for the year	446	395	518	443	647	475

Profit for the year is after non-controlling interests.

(b)    Other associates    For all of the group's investments in associates other than Moët Hennessy, summarised financial information, aggregating 100% of the sales and results of each associate, is presented below:

	2010	2009	2008
	£ million	£ million	£ million
Sales	1,202	892	485
Profit for the year	79	88	81

Notes to the consolidated financial statements (continued)

8.     Taxation

(a)    Analysis of taxation charge in the year

	2010	2009 (restated)	2008 (restated)
	£ million	£ million	£ million
Current tax
Current year	354	400	333
Benefit of previously unrecognised tax losses	—	(56)	(8)
Adjustments in respect of prior years	(80)	(40)	38

	274	304	363

Deferred tax
Origination and reversal of temporary differences	176	110	161
Benefit of previously unrecognised tax losses	(3)	—	(3)
Changes in tax rates	1	(17)	—
Adjustments in respect of prior years	29	(111)	(3)

	203	(18)	155

Taxation on profit from continuing operations	477	286	518

Adjustments in respect of prior years for current tax comprise a UK tax credit of £47 million (2009 – £42 million credit; 2008 – £14 million charge) and an overseas tax credit of £33 million (2009 – £2 million charge; 2008 – £24 million charge).

        The taxation charge includes the following material items: in the year ended 30 June 2010 a tax credit on exceptional operating items of £39 million and a tax credit in respect of sale of businesses of £10 million; in the year ended 30 June 2009, a current tax credit of £99 million and a deferred tax credit of £56 million in respect of settlements agreed with tax authorities, and a tax credit of £37 million on exceptional operating items; in the year ended 30 June 2008, a tax credit of £8 million on exceptional operating items.

	2010	2009 (restated)	2008 (restated)
	£ million	£ million	£ million
Current tax
United Kingdom	(57)	(72)	12
Overseas	331	376	351

	274	304	363

Deferred tax
United Kingdom	29	(73)	32
Overseas	174	55	123

	203	(18)	155

Taxation on profit from continuing operations	477	286	518

Notes to the consolidated financial statements (continued)

8.     Taxation (continued)

(b)    Factors affecting tax charge for the year

	2010	2009 (restated)	2008 (restated)
	£ million	£ million	£ million
Profit from continuing operations before taxation	2,239	1,990	2,078

Notional charge at UK corporation tax rate of 28% (2009 – 28%; 2008 – 29.5%)	627	557	613
Elimination of notional tax on share of associates' profits after tax	(38)	(45)	(52)
Differences in effective overseas tax rates	(3)	(4)	(45)
Items not chargeable	(172)	(211)	(141)
Items not deductible	116	213	119
Benefit of previously unrecognised tax losses	(3)	(56)	(11)
Changes in tax rates	1	(17)	—
Adjustments in respect of prior years	(51)	(151)	35

Tax charge for the year	477	286	518

(c)    Factors that may affect future tax charges    As a group involved in worldwide operations, Diageo is subject to several factors which may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing policies and tax rates imposed and settlements with tax authorities.

(d)    Corporate tax payable    The current corporate tax liability of £391 million (2009 – £532 million) represents the amount of taxes payable in respect of current and prior years that exceed payments made, and includes any interest and penalties payable thereon included in the corporation tax charge.

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

        As at 30 June 2010, the group has a liability (after applicable reliefs) of £96 million (2009 – £65 million) for these exposures, which is included in corporate tax payable in current liabilities. The group continues to have a number of tax audits ongoing worldwide but does not currently expect material additional tax exposures to arise, above the amounts provided, as and when audits are concluded.

9.     Discontinued operations

Discontinued operations comprise a charge of £19 million (£24 million less deferred tax of £5 million) in respect of the discounted value of anticipated future payments to new thalidomide claimants. Discontinued operations in the years ended 30 June 2009 and 30 June 2008 represents adjustments in respect of the Pillsbury business (2009 – £2 million credit, 2008 – £26 million credit).

Notes to the consolidated financial statements (continued)

10.   Earnings per share

	2010	2009 (restated)	2008 (restated)
	£ million	£ million	£ million
Profit attributable to equity shareholders
Continuing operations	1,648	1,603	1,487
Discontinued operations	(19)	2	26

	1,629	1,605	1,513

	2010	2009	2008
	million	million	million
Weighted average number of shares
Shares in issue excluding own shares held	2,486	2,485	2,566
Dilutive potential ordinary shares	5	9	17

	2,491	2,494	2,583

Pence per share
Continuing operations
– basic earnings	66.3p	64.5p	58.0p
– diluted earnings	66.2p	64.3p	57.6p
Continuing and discontinued operations
– basic earnings	65.5p	64.6p	59.0p
– diluted earnings	65.4p	64.4p	58.6p

Notes to the consolidated financial statements (continued)

11.   Intangible assets

	Brands	Goodwill	Other intangibles	Computer software	Total
	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2008	4,139	367	965	208	5,679
Exchange differences	474	47	188	13	722
Acquisition of businesses	8	25	—	—	33
Acquisition adjustment	—	(58)	—	—	(58)
Other additions	—	—	2	20	22
Disposals	—	—	—	(4)	(4)
Transfers	—	—	—	11	11

At 30 June 2009	4,621	381	1,155	248	6,405
Exchange differences	344	18	112	14	488
Acquisition of businesses	62	19	—	—	81
Other additions	—	—	—	45	45
Disposals	—	—	—	(4)	(4)
Transfers to assets held for sale	(22)	—	—	—	(22)

At 30 June 2010	5,005	418	1,267	303	6,993

Amortisation and impairment loss
At 30 June 2008	—	17	27	105	149
Exchange differences	—	1	—	9	10
Amortisation for the year	—	—	6	29	35
Disposals	—	—	—	(4)	(4)

At 30 June 2009	—	18	33	139	190
Exchange differences	—	—	2	9	11
Amortisation for the year	—	—	6	29	35
Exceptional impairment	35	—	—	—	35
Disposals	—	—	—	(4)	(4)

At 30 June 2010	35	18	41	173	267

Carrying amount
At 30 June 2010	4,970	400	1,226	130	6,726

At 30 June 2009	4,621	363	1,122	109	6,215

At 30 June 2008	4,139	350	938	103	5,530

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

        (a)    Brands are stated at fair value on acquisition. At 30 June 2010, the principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2010	2009
		£ million	£ million
Carrying amount of acquired brands
Johnnie Walker whisky	Global	625	625
Smirnoff vodka	Global	550	499
Captain Morgan	Global	801	728
Crown Royal whisky	United States	976	888
Windsor premier whisky	Korea	475	414
Bell's whisky	Great Britain	179	179
Cacique rum	Spain	173	181
Seagram's 7 Crown whiskey	United States	149	135
Bush mills whiskey	United States	144	144
Seagram's VO whisky	United States	127	115
Gordon's gin	Great Britain	119	119
Old Parr whisky	Venezuela	109	95
Tanqueray gin	United States	79	72
Bundaberg rum	Australia	76	66
Nuvo liqueur	United States	62	—
Romana Sambuca liqueur	United States	57	52
White Horse whisky	Russia	53	53
Ursus vodka	Greece/United States	37	72
Other brands		179	184

		4,970	4,621

Capitalised brands are regarded as having indefinite useful economic lives and have therefore not been amortised. These brands are protected by trademarks, which are renewable indefinitely, in all of the major markets where they are sold. There are not believed to be any legal, regulatory or contractual provisions that limit the useful lives of these brands. The nature of the premium drinks industry is that obsolescence is not a common issue, with indefinite brand lives being commonplace, and Diageo has a number of brands that were originally created more than 100 years ago. Accordingly, the directors believe that it is appropriate that the brands are treated as having indefinite lives for accounting purposes.

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

        (b)    For the purposes of impairment testing, goodwill has been attributed to cash-generating units as follows:

	2010	2009
	£ million	£ million
North America – United States	224	192
Europe – Ireland	46	43
– Southern Europe	66	69
– Russia and Eastern Europe	42	42
Other cash-generating units	22	17

	400	363

Goodwill has arisen on acquisitions of businesses and distribution rights and includes synergies arising from cost savings and the opportunity to utilise the group's distribution network to leverage marketing of the acquired products.

        In the year ended 30 June 2008, the non-controlling interest recognised on the acquisition of the distribution rights for Ketel One vodka products excluded the non-controlling party's share of the deferred tax liability relating to the intangible asset representing the distribution rights. This omission was corrected in the year ended 30 June 2009, and the effect of the adjustment was to reduce goodwill attributed to the United States by £58 million and reduce non-controlling interests by the same amount.

        (c)    Other intangibles comprise principally distribution rights. In the year ended 30 June 2008, Diageo acquired the global distribution rights for Ketel One vodka products in perpetuity, and the directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2010 was £1,200 million (2009 – £1,091 million). All other distribution rights are amortised on a straight-line basis over the length of the distribution arrangements, generally between 10 and 20 years, unless there is an indication that the asset may be impaired, in which case, if necessary, the asset is written down or the amortisation period is reassessed and changed. Amortisation of other intangible assets is recognised in other operating expenses in the income statement.

        (d)    Computer software includes £65 million (2009 – £25 million) in respect of projects in the course of development. Amortisation of computer software is recognised in other operating expenses in the income statement.

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

        The discount rates used are calculated as the group's weighted average cost of capital with appropriated adjustment where necessary to reflect the group's assessment of the specific risks relating to the relevant market or region. The long term growth rates applied at the end of the forecast period are taken as the real gross domestic product (GDP) growth rate of the country or region plus its inflation rate, based on a five-year average adjusted to take into account expectations specific to the group. For goodwill, these assumptions are based on the cash-generating unit or group of units to which the goodwill is allocated. For brands, they are based on a weighted average taking into account the country or countries where sales are generated. For the Ketel One vodka distribution rights, a discount rate of 10% and a long term growth rate of 3.4% have been used.

        For some recently acquired intangible assets, management expects to achieve growth, driven by Diageo's sales, marketing and distribution expertise, which is in excess of the long term growth rates for the applicable countries or regions. In these circumstances, the cash flow forecast is extended beyond the next financial year by up to eight years using a detailed plan. For the Ketel One vodka distribution rights, a six-year plan has been used, as an eight-year plan was agreed with the Nolet Group on the date of the acquisition (9 June 2008), and principally reflects the benefits forecast to arise when Ketel One vodka is launched in a number of countries throughout the world during that longer period.

        The pre-tax discount rates and long term growth rates used for impairment testing are as follows:

	2010		2009
	Pre-tax discount rate	Long term growth rate	Pre-tax discount rate	Long term growth rate
	%	%	%	%
Global brands	12	4.9	12	4.9
North America – United States	13	3.4	12	3.4
Europe – Great Britain	13	4.6	12	4.9
– Ireland	9	2.9	10	2.9
– Spain	14	2.9	11	3.7
– Greece	19	1.8	11	2.7
– Southern Europe	18	2.9	11	2.9
– Russia	18	9.5	28	12.0
– Eastern Europe	17	8.4	28	12.1
International – Venezuela	74	30.3	54	31.3
Asia Pacific – Australia	13	4.5	14	4.5
– Korea	13	4.5	16	7.1

Any impairment write downs identified are charged to other operating expenses in the income statement. In the year ended 30 June 2010, there was an impairment loss of £35 million (2009 and 2008 – £nil) in respect of the Ursus brand. One of the principal markets for Ursus is Greece where the economy suffered a significant downturn and shows no signs of recovery. The Greek discount rate used by the group for impairment calculations was increased significantly due to a deterioration in the country's sovereign risk rate and the long term growth rate assumption for Greece was reduced due to a fall in demand for premium products which resulted in an impairment of the brand value.

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

Sensitivity to change in key assumptions    Impairment testing is dependent on management's estimates and judgements, inparticular in relation to the forecasting of future cash flows, the discount rates applied to those cash flows and the expected long term growth rates.

        The impairment reviews of the Bushmills and Ursus brands show limited headroom as they were acquired in recent years and have been affected in the short term by the slowdown in the worldwide economy. The recoverable amount of the Bushmills brand exceeds the book value by £16 million. Management will closely monitor the value in use of these intangibles.

        For all intangibles with an indefinite life, other than Bushmills and Ursus, management has concluded that no reasonably possible change in the key assumptions on which it has determined the recoverable amounts would cause their carrying values to exceed their recoverable amounts.

        The table below shows the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

	1ppt increase in discount rate	1ppt decrease in long term growth rate	5% decrease in annual cash flows
	£ million	£ million	£ million
Brands – Bushmills	2	—	—
– Ursus	3	2	1
– Other brands	—	—	—
Goodwill	—	—	—
Other intangibles	—	—	—

It remains possible that changes in assumptions could arise in excess of those indicated in the table above.

Notes to the consolidated financial statements (continued)

12.   Property, plant and equipment

	Land and buildings	Plant and equipment	Fixtures and fittings	Returnable bottles and crates	Under construction	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2008 as previously reported	942	1,897	180	—	252	3,271
Prior year adjustment – returnables	—	(199)	—	309	—	110

At 30 June 2008 as restated	942	1,698	180	309	252	3,381
Exchange differences	60	84	6	9	13	172
Acquisition of businesses	7	3	—	—	—	10
Other additions	35	98	10	30	159	332
Disposals	(5)	(50)	(8)	(39)	—	(102)
Transfers	28	162	14	—	(215)	(11)

At 30 June 2009 as restated	1,067	1,995	202	309	209	3,782
Exchange differences	60	106	12	(1)	11	188
Acquisition of businesses	2	—	—	—	—	2
Other additions	24	90	6	41	228	389
Disposals	(63)	(51)	(30)	(11)	1	(154)
Transfers	12	131	13	13	(169)	—
Transfers to assets held for sale	(42)	(27)	(1)	—	—	(70)

At 30 June 2010	1,060	2,244	202	351	280	4,137

Depreciation
At 30 June 2008 as previously reported	205	829	115	—	—	1,149
Prior year adjustment – returnables	—	(149)	—	206	—	57

At 30 June 2008 as restated	205	680	115	206	—	1,206
Exchange differences	13	49	3	6	—	71
Depreciation charge for the year	34	163	21	29	—	247
Exceptional accelerated depreciation	—	18	—	—	—	18
Disposals	(3)	(39)	(7)	(37)	—	(86)

At 30 June 2009 as restated	249	871	132	204	—	1,456
Exchange differences	20	70	12	(4)	—	98
Depreciation charge for the year	40	173	19	24	—	256
Exceptional accelerated depreciation	5	41	—	—	—	46
Disposals	(9)	(47)	(30)	(10)	—	(96)
Transfers	15	(9)	(6)	—	—	—
Transfers to assets held for sale	(6)	(21)	—	—	—	(27)

At 30 June 2010	314	1,078	127	214	—	1,733

Carrying amount
At 30 June 2010	746	1,166	75	137	280	2,404

At 30 June 2009	818	1,124	70	105	209	2,326

At 30 June 2008	737	1,018	65	103	252	2,175

(a)    The net book value of land and buildings comprises freeholds of £679 million (2009 – £787 million), long leaseholds of £22 million (2009 – £25 million) and short leaseholds of £45 million (2009 – £6 million). Depreciation was not charged on £140 million (2009 – £198 million) of land.

Notes to the consolidated financial statements (continued)

12.   Property, plant and equipment (continued)

(b)    Included in the total net book value of property, plant and equipment is £60 million (2009 – £23 million) in respect of assets held under finance leases; depreciation for the year on these assets was £3 million (2009 – £6 million).

(c)    Transfers represent assets brought into use during the year. In the year ended 30 June 2009 £11 million was reclassified to computer software.

13.   Biological assets

£ million
Fair value
At 30 June 2008	31
Exchange differences	6
Harvested grapes transferred to inventories	(24)
Changes in fair value	24

At 30 June 2009	37
Exchange differences	3
Harvested grapes transferred to inventories	(23)
Transfer to assets held for sale	(6)
Changes in fair value	19

At 30 June 2010	30

Biological assets comprise grape vines and grapes on the vine. At 30 June 2010, these assets comprise approximately 1,725 hectares (2009 – 2,206 hectares) of vineyards, ranging from newly established vineyards to vineyards that are 91 years old. As part of the restructuring of the US wines operations, 481 hectares of vineyards are expected to be sold in the year ending 30 June 2011. These are classified as assets held for sale.

Notes to the consolidated financial statements (continued)

14.   Investments in associates

	Moët Hennessy	Other associates	Total
	£ million	£ million	£ million
Cost less provisions
At 30 June 2008 as previously reported	1,643	166	1,809
Prior year adjustment – amendment to IAS 38	(4)	—	(4)

At 30 June 2008 as restated	1,639	166	1,805
Exchange differences	118	34	152
Additions	—	42	42
Share of retained profits/(losses)	50	(5)	45
Share of movements in other comprehensive income	3	—	3
Acquisition of remaining shares in associate	—	(6)	(6)

At 30 June 2009 as restated	1,810	231	2,041
Exchange differences	(48)	18	(30)
Additions	—	32	32
Share of retained profits/(losses)	67	(5)	62
Share of movements in other comprehensive income	(15)	—	(15)
Transfer to assets held for sale	—	(20)	(20)
Step acquisition of Nuvo	—	(10)	(10)

At 30 June 2010	1,814	246	2,060

Investments in associates comprise the cost of shares, less goodwill written off on acquisitions prior to 1 July 1998 of £1,256 million 2009 – £1,264 million),plus the group's share of post acquisition reserves of £804 million (2009 – £777 million).

        (a)    Moët Hennessy    Moët Hennessy prepares its financial statements under IFRS in euros to 31 December each year. A summary of Moët Hennessy's consolidated balance sheet as at 30 June 2010 and 30 June 2009, including acquisition fair value adjustments and translated at £1 = €1.22 (2009 – £1 = €1.17), is set out below:

	2010		2009 (restated)
	€ million	£ million	€ million	£ million
Non-current assets	4,139	3,393	4,108	3,511
Current assets	5,279	4,327	5,155	4,406

Total assets	9,418	7,720	9,263	7,917

Current liabilities	(1,666)	(1,366)	(1,721)	(1,471)
Non-current liabilities	(1,242)	(1,018)	(1,315)	(1,124)

Total liabilities	(2,908)	(2,384)	(3,036)	(2,595)

Net assets	6,510	5,336	6,227	5,322

The 34% net investment in Moët Hennessy has been accounted for by aggregating the group's share of the net assets of Moët Hennessy with fair value adjustments on acquisition, principally in respect of Moët Hennessy's brands.

Notes to the consolidated financial statements (continued)

14.   Investments in associates (continued)

        (b)    Other associates    For all of the group's investments in associates other than Moët Hennessy, summarised financial information, aggregating 100% of the assets and liabilities of each associate, including acquisition fair value adjustments, is presented below:

	2010	2009
	£ million	£ million
Non-current assets	637	539
Current assets	432	412

Total assets	1,069	951

Current liabilities	(349)	(318)
Non-current liabilities	(122)	(74)

Total liabilities	(471)	(392)

Net assets	598	559

Included in other associates is a 19% (2009 – 19%) effective interest held indirectly in Sichuan ShuiJingFang Co., Ltd. (ShuiJing Fang), a manufacturer and distributor of Chinese white spirits, which is listed on the Shanghai Stock Exchange. At 30 June 2010, the carrying value of the group's interest in ShuiJingFang was £96 million (2009 – £78 million), while the quoted value, based on a share price of RMB18.41 (2009 – RMB16.54) was £172 million (2009 – £140 million). As at 16 August 2010, the share price of ShuiJingFang was RMB21.82 per share. Information on potential increase in the group's effective interest in ShuiJingFang is given in note 31.

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

Notes to the consolidated financial statements (continued)

15.   Investments in joint ventures (continued)

        Included in the consolidated financial statements are the following amounts that represent the group's interest in the results and assets and liabilities of joint ventures:

	2010	2009	2008
	£ million	£ million	£ million
Sales	568	579	516
Operating costs	(495)	(535)	(474)

Profit before tax	73	44	42

	2010	2009
	£ million	£ million
Non-current assets	132	120
Current assets	288	245

Total assets	420	365

Current liabilities	(180)	(186)
Non-current liabilities	(29)	(26)

Total liabilities	(209)	(212)

Net assets	211	153

16.   Other investments

	Escrow account	Loans and other	Total
	£ million	£ million	£ million
Cost less provisions or fair value
At 30 June 2008	100	68	168
Additions	52	24	76
Repayments	—	(7)	(7)
Fair value adjustments and provisions	(8)	2	(6)

At 30 June 2009	144	87	231
Exchange differences	—	5	5
Additions	—	58	58
Repayments	—	(26)	(26)
Transfer to the UK Diageo Pension Scheme (note 4 (f))	(147)	—	(147)
Fair value adjustments and provisions	3	(7)	(4)

At 30 June 2010	—	117	117

Notes to the consolidated financial statements (continued)

17.   Inventories

	2010	2009 (restated)	2008 (restated)
	£ million	£ million	£ million
Raw materials and consumables	297	270	245
Work in progress	21	25	21
Maturing inventories	2,506	2,274	1,939
Finished goods and goods for resale	457	509	483

	3,281	3,078	2,688

Maturing inventories include whisky, rum and wines. The following amounts of inventories are expected to be utilised after more than one year:

	2010	2009	2008
	£ million	£ million	£ million
Raw materials and consumables	46	42	35
Maturing inventories	2,093	1,875	1,595

	2,139	1,917	1,630

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2010	2009	2008
	£ million	£ million	£ million
Balance at beginning of the year	55	38	43
Exchange differences	3	1	2
Income statement charge	63	22	2
Written off	(24)	(6)	(9)

	97	55	38

18.   Trade and other receivables

	2010		2009		2008
	Current assets	Non-current assets	Current assets (restated)	Non-current assets	Current assets (restated)	Non-current assets
	£ million	£ million	£ million	£ million	£ million	£ million
Trade receivables	1,495	—	1,568	—	1,650	—
Other receivables	363	107	250	12	297	7
Prepayments and accrued income	150	8	159	6	68	4

	2,008	115	1,977	18	2,015	11

Current other receivables at 30 June 2010 includes £123 million deposited with China's securities depositary and clearing agency, Shanghai branch in connection with a potential Chinese acquisition (see note 31 (f)).

        As at 30 June 2010 non-current other receivables includes £92 million in respect of the assessment of excise duties made by the Korean customs authorities (see note 31 (e)).

Notes to the consolidated financial statements (continued)

18.   Trade and other receivables (continued)

        The aged analysis of trade receivables, net of provisions, is as follows:

	2010	2009	2008
	£ million	£ million	£ million
Not overdue	1,440	1,452	1,488
Overdue 1 – 30 days	27	44	69
Overdue 31 – 60 days	6	17	21
Overdue 61 – 90 days	3	10	8
Overdue 91 – 180 days	6	22	34
Overdue more than 180 days	13	23	30

	1,495	1,568	1,650

Trade and other receivables are disclosed net of provisions for bad and doubtful debts, an analysis of which is as follows:

	2010	2009	2008
	£ million	£ million	£ million
Balance at beginning of the year	54	50	53
Exchange differences	3	2	3
Income statement charge	16	14	5
Written off	(12)	(12)	(11)

	61	54	50

19.    Assets and disposal groups held for sale

2010
£ million
Non-current assets	65
Current assets	47

Assets held for sale	112

Current liabilities	(6)
Non-current liabilities	(4)

Liabilities held for sale	(10)

The assets and disposal groups held for sale comprise a number of non-strategic wine businesses in California, France and Ireland and the group's investment in Tanzania Breweries Limited.

        No assets and disposal groups were classified as held for sale at 30 June 2009 and 30 June 2008.

20.    Cash and cash equivalents

	2010	2009
	£ million	£ million
Cash at bank	630	653
Cash equivalents	823	261

	1,453	914

Cash equivalents comprise investments in liquidity funds and term deposits with original maturities of three months or less.

Notes to the consolidated financial statements (continued)

21.   Borrowings and bank overdrafts

	Repayment date	Currency	Year end interest rates	2010	2009
			%	£ million	£ million
Bank overdrafts	On demand	Various	Various	55	68
Commercial paper	—	US dollar	Various	—	5
Bank and other loans	Various	Various	Various	106	117
Credit support obligations	2010	Various	Various	80	51
Medium term notes	—	US dollar	7.25	—	182
Guaranteed bonds 2010	—	US dollar	4.375	—	453
Guaranteed bonds 2011	2011	US dollar	3.875	333	—
Fair value adjustment to borrowings				13	14

Borrowings due within one year and bank overdrafts				587	890

Guaranteed bonds 2011	2011	US dollar	3.875	—	301
Guaranteed bonds 2012	2012	US dollar	5.125	399	363
Guaranteed bonds 2012	2012	Euro	0.93	615	641
Guaranteed bonds 2013	2013	US dollar	5.2	500	455
Guaranteed bonds 2013	2013	US dollar	5.5	400	363
Guaranteed bonds 2013	2013	Euro	5.5	941	981
Guaranteed bonds 2014	2014	US dollar	7.375	540	913
Guaranteed bonds 2014	2014	Euro	6.625	818	853
Guaranteed bonds 2015	2015	US dollar	5.3	499	454
Guaranteed bonds 2015	2015	US dollar	3.25	332	—
Guaranteed bonds 2016	2016	US dollar	5.5	399	363
Guaranteed bonds 2017	2017	US dollar	5.75	832	756
Guaranteed bonds 2020	2020	US dollar	4.828	390	—
Guaranteed bonds 2035	2035	US dollar	7.45	267	243
Guaranteed bonds 2036	2036	US dollar	5.875	397	361
Guaranteed debentures 2011	2011	US dollar	9.0	200	181
Guaranteed debentures 2022	2022	US dollar	8.0	198	180
Medium term notes	2018	US dollar	4.85	133	121
Bank and other loans	Various	Various	Various	51	44
Fair value adjustment to borrowings				266	112

Borrowings due after one year				8,177	7,685

Total borrowings before derivative financial instruments				8,764	8,575
Fair value of foreign currency swaps and forwards	Various	Various	Various	(227)	(170)
Fair value of interest rate hedging instruments	Various	Various	Various	(191)	(93)

Total borrowings after derivative financial instruments				8,346	8,312

        Bank overdrafts form an integral part of the group's cash management and are included as a component of net cash and cash equivalents in the consolidated cash flow statement. All bonds, medium term notes, debentures and commercial paper are guaranteed by Diageo plc.

Notes to the consolidated financial statements (continued)

21.   Borrowings and bank overdrafts (continued)

        Included in borrowings due within one year are credit support obligations. When derivative transactions are undertaken with bank counterparties, Diageo may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a pre-determined threshold. At 30 June 2010, the collateral received under these agreements amounted to $80 million (£54 million) and €32 million (£26 million) (2009 – $84 million, £51 million).

        The interest rates shown in the table above are those contracted on the underlying borrowings before taking into account any interest rate protection (see note 23). Based on average monthly net borrowings and interest charge, taking into account interest rate protection, the effective interest rate for the year was 4.8% (2009 – 6.2%; 2008 – 5.9%) . For this calculation, the interest charge excludes finance charges unrelated to net borrowings, the forward element on derivative financial instruments and fair value adjustments to interest rate swaps and borrowings. The loans above are stated net of unamortised finance costs of £84 million (2009 – £12 million; 2008 – £14 million).

        The weighted average interest rate, before interest rate protection, for short term borrowings at 30 June 2010 was 5.6% (2009 – 6.4%; 2008 – 3.5%) . The weighted average interest rate, before interest rate protection, for bonds and medium term notes included within borrowings due after one year at 30 June 2010 was 5.5% (2009 – 5.6%; 2008 – 5.6%). The group's policy on the management of liquidity risk and a sensitivity analysis are reported in the Business review (see 'Risk management' and 'Market risk sensitivity analysis').

        Certain borrowings are reported in the table above at amortised cost with a fair value adjustment shown separately. The financial instruments disclosures in note 23 detail the fair value hedge relationships between the group's borrowings and interest rate swaps.

(a)   Analysis of net borrowings

	2010	2009
	£ million	£ million
Bank overdrafts	(55)	(68)
Borrowings due within one year	(532)	(822)
Borrowings due after one year	(8,177)	(7,685)
Fair value of foreign currency swaps and forwards	227	170
Fair value of interest rate hedging instruments	191	93
Finance lease liabilities	(61)	(21)

Gross borrowings	(8,407)	(8,333)
Offset by:
Cash and cash equivalents	1,453	914

Net borrowings	(6,954)	(7,419)

£56 million (2009 – £68 million) of net borrowings due within one year and £24 million (2009 – £34 million) of net borrowings due after one year were secured on assets of the group.

        Foreign currency swaps and forwards, interest rate hedging instruments and finance lease liabilities are included as appropriate in other financial assets and other financial liabilities.

Notes to the consolidated financial statements (continued)

21.   Borrowings and bank overdrafts (continued)

(b)   Reconciliation of movement in net borrowings

	2010	2009
	£ million	£ million
Net borrowings at beginning of the year	(7,419)	(6,447)
Increase in net cash and cash equivalents before exchange	568	97
Net decrease/(increase) in loans	422	(256)

Change in net borrowings from cash flows	990	(159)
Exchange differences on net borrowings	(429)	(784)
Other non-cash items	(96)	(29)

Net borrowings at end of the year	(6,954)	(7,419)

22.   Other financial assets and liabilities

	Non-current assets	Current assets	Current liabilities	Non-current liabilities
	£ million	£ million	£ million	£ million
2010
Derivative assets/(liabilities)
Designated in a cash flow hedge	252	46	(91)	(36)
Designated in a fair value hedge	187	8	—	(4)
Designated in a net investment hedge	—	33	(38)	—
Not designated in a hedge relationship	33	11	(48)	(35)

	472	98	(177)	(75)
Non-derivative liabilities
Deferred consideration payable	—	—	(3)	(25)
Finance lease liabilities	—	—	(6)	(55)
	—	—	(9)	(80)

Total other financial assets/(liabilities)	472	98	(186)	(155)

2009
Derivative assets/(liabilities)
Designated in a cash flow hedge	251	59	(132)	(23)
Designated in a fair value hedge	82	11	—	—
Designated in a net investment hedge	—	16	(29)	—
Not designated in a hedge relationship	31	12	(55)	(59)

	364	98	(216)	(82)
Non-derivative liabilities
Finance lease liabilities	—	—	(4)	(17)

Total other financial assets/(liabilities)	364	98	(220)	(99)

Notes to the consolidated financial statements (continued)

22.   Other financial assets and liabilities (continued)

        Finance lease liabilities are payable as follows:

	2010			2009
	Future minimum lease payments	Future finance charges	Present value of minimum lease payments	Future minimum lease payments	Future finance charges	Present value of minimum lease payments
	£ million	£ million	£ million	£ million	£ million	£ million
Less than one year	(8)	2	(6)	(5)	1	(4)
Between one and five years	(28)	16	(12)	(10)	4	(6)
More than five years	(80)	37	(43)	(16)	5	(11)

	(116)	55	(61)	(31)	10	(21)

23.   Financial instruments and risk management

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

Hedge of net investment in foreign operations    The group hedges a substantial portion of its exposure to fluctuations on the sterling value of its foreign operations by designating net borrowings held in foreign currencies and by using foreign currency swaps and forwards. Where a liquid foreign exchange market exists, the group's policy is to seek to hedge currency exposure on its net investment in foreign operations within the following percentage bands: 80% to 100% for US dollars, 80% to 100% for euros and 50% to 100% for other significant currencies. As at 30 June 2010, these ratios were 91% and 89% for US dollars and euros, respectively, and between 66-75% for other significant currencies.

        Exchange differences arising on the retranslation of foreign currency borrowings (including foreign currency swaps and forwards), to the extent that they are in an effective hedge relationship, are recognised in the statement of comprehensive income to match exchange differences on net investments in foreign operations. Exchange differences on foreign currency borrowings not in a hedge relationship and any ineffectiveness are taken to the income statement.

Transaction exposure hedging    For currencies in which there is an active market, the group's policy approved by the board is to seek to hedge between 60% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using forward foreign currency exchange contracts with coverage levels increasing nearer to the forecast transaction date. The effective portion of the gain or loss on the hedge is recognised in the statement of comprehensive income and

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement.

Hedge of foreign currency debt    The group uses cross currency interest rate swaps to hedge the forward foreign currency risk associated with certain foreign currency denominated bonds. The effective portion of the gain or loss on the hedge is recognised in the statement of comprehensive income and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement.

        At 30 June 2010, as a result of the net investment, transaction exposure and foreign currency debt cover outlined above, the group had outstanding gross foreign exchange contracts as disclosed in note 23(f). Further quantitative analysis of the sensitivity to movements in currency rates is reported in the 'Market risk sensitivity analysis' in the Business review.

(b)    Commodity price risk    The group uses long term purchase and commodity futures contracts to hedge against price risk in certain commodities. Long term purchase contracts are used to secure prices with suppliers to protect against volatility in commodity prices. All commodity futures contracts hedge a projected future purchase of raw material. Commodity futures contracts are held in the balance sheet at fair value. To the extent that they are considered an effective hedge, the fair value movements are recognised in the statement of comprehensive income and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement.

        Realised net losses recognised in the income statement in the year ended 30 June 2010 were £nil (2009 – £5 million losses). There were no open deals on the balance sheet at 30 June 2010 (2009 – nil).

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

Analysis of gross borrowings by currency

	2010		2009
	£ million	%	£ million	%
US dollar	(3,864)	46	(3,256)	39
Euro	(1,840)	22	(2,065)	25
Sterling	(1,690)	20	(2,120)	25
Korean won	(316)	4	(236)	3
Other	(697)	8	(656)	8

Gross borrowings	(8,407)	100	(8,333)	100

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

Analysis of cash and cash equivalents by currency

	2010		2009
	£ million	%	£ million	%
US dollar	844	58	266	29
Euro	118	8	276	30
Sterling	69	5	79	9
Other	422	29	293	32

Cash and cash equivalents	1,453	100	914	100

Analysis of net borrowings by interest rate profile

	2010		2009
	£ million	%	£ million	%
Fixed rate	(3,391)	49	(4,303)	58
Floating rate	(3,766)	54	(3,310)	45
Interest free	64	(1)	58	(1)
Impact of financial derivatives and fair value adjustments	139	(2)	136	(2)

Net borrowings	(6,954)	100	(7,419)	100

The split of fixed and floating rate net borrowings above is after taking account of interest rate hedging instruments. The average monthly net borrowings for the year were £7,912 million (2009 – £8,064 million) and the effective interest rate was 4.8% (2009 – 6.2%) . After taking account of interest rate derivative instruments, the average fixed interest rates for the year for US dollar, euro and sterling borrowings were 6.5%, 5.5% and 5.2%, respectively (2009 – 6.1%, 5.2% and 5.2%, respectively).

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

Portfolio of interest rate derivative instruments

	Receive fixed notional	Pay fixed notional	Weighted average fixed interest rate	Weighted average time to maturity	Maturity
	£ million	£ million	%	years	years
2010
Currency instrument
US dollar:
Interest rate swaps	3,633	—	3.4	5.1	2011-2022
Interest rate swaps	—	267	4.6	7.6	2017-2018
Cross currency interest rate swaps	800	—	5.7	16.3	2016-2036
Euro:
Interest rate swaps	820	—	2.5	4.4	2014
Sterling:
Cross currency interest rate swaps	—	632	5.4	16.3	2016-2036
2009
Currency instrument
US dollar:
Interest rate swaps	2,879	—	4.2	2.9	2009-2018
Interest rate swaps	—	515	3.9	8.5	2017-2018
Cross currency interest rate swaps	727	—	5.7	17.3	2016-2036
Euro:
Interest rate swaps	855	—	3.4	5.4	2014
Sterling:
Cross currency interest rate swaps	—	632	5.2	17.3	2016-2036

(d)    Liquidity risk    Details of the group's liquidity risk management and exposures are presented under 'Risk management' in the Business review.

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

Maturity of cash flows on financial liabilities

	Bank loans and overdrafts	Other borrowings	Interest on borrowings	Interest rate swaps	Credit support obligations	Finance lease liabilities	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2010
Analysis by year of repayment:
After five years	(7)	(3,198)	(1,335)	(5)	—	(80)	(8)	(4,633)
From four to five years	(31)	(1,153)	(254)	(2)	—	(5)	(1)	(1,446)
From three to four years	(4)	(1,478)	(346)	(7)	—	(7)	(22)	(1,864)
From two to three years	(4)	(900)	(394)	(8)	—	(8)	(8)	(1,322)
From one to two years	(5)	(1,215)	(435)	(9)	—	(8)	(86)	(1,758)

Due after one year	(51)	(7,944)	(2,764)	(31)	—	(108)	(125)	(11,023)
Due within one year	(161)	(333)	(461)	(8)	(80)	(8)	(2,079)	(3,130)

	(212)	(8,277)	(3,225)	(39)	(80)	(116)	(2,204)	(14,153)

2009
Analysis by year of repayment:
After five years	(27)	(3,343)	(1,317)	(5)	—	(16)	(2)	(4,710)
From four to five years	(12)	(1,892)	(330)	(1)	—	(2)	(2)	(2,239)
From three to four years	(1)	(818)	(373)	(2)	—	(1)	—	(1,195)
From two to three years	(2)	(1,186)	(409)	(3)	—	(3)	(3)	(1,606)
From one to two years	(2)	(302)	(429)	(5)	—	(4)	(36)	(778)

Due after one year	(44)	(7,541)	(2,858)	(16)	—	(26)	(43)	(10,528)
Due within one year	(185)	(640)	(503)	(5)	(51)	(6)	(2,284)	(3,674)

	(229)	(8,181)	(3,361)	(21)	(51)	(32)	(2,327)	(14,202)

        Other financial liabilities primarily consist of trade payables and foreign currency swaps and forwards. Amounts are shown on an undiscounted basis. Where interest payments are on a floating rate basis, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve at the last business day of the years ended 30 June 2010 and 2009. Finance lease liabilities at 30 June 2010 of £116 million include £55 million interest.

        The group had available undrawn committed bank facilities as follows:

2010
£ million
Expiring within one year	920
Expiring between one and two years	833
Expiring after two years	780

2,533

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

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

        There are no financial covenants on the group's short and long term borrowings. Certain of these borrowings contain cross default provisions and negative pledges.

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

Maturity of cash flows on financial assets

	Interest rate swaps	Cross currency swaps cash inflow	Cross currency swaps cash outflow	Other	Total
	£ million	£ million	£ million	£ million	£ million
2010
Analysis by year of repayment:
After five years	(8)	1,336	(1,034)	85	379
From four to five years	15	46	(34)	1	28
From three to four years	23	46	(34)	1	36
From two to three years	57	46	(34)	2	71
From one to two years	80	46	(34)	143	235

Due after one year	167	1,520	(1,170)	232	749
Due within one year	98	46	(34)	1,790	1,900

	265	1,566	(1,204)	2,022	2,649

2009
Analysis by year of repayment:
After five years	23	1,259	(1,028)	63	317
From four to five years	(1)	41	(33)	1	8
From three to four years	—	41	(33)	1	9
From two to three years	18	41	(33)	23	49
From one to two years	53	41	(33)	79	140

Due after one year	93	1,423	(1,160)	167	523
Due within one year	82	41	(33)	1,903	1,993

	175	1,464	(1,193)	2,070	2,516

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

        Other financial assets primarily consist of trade receivables and foreign currency swaps and forwards. Amounts are shown on an undiscounted basis. Where interest payments are on a floating rate basis, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve at the last business day of the years ended 30 June 2010 and 2009.

(e)    Total financial assets and liabilities    The table below sets out the group's accounting classification of each class of financial assets and liabilities, and their fair values.

	Instruments in a hedge relationship(i)	Other instruments at fair value(ii)	Cash and cash equivalents	Available for sale	Loans and receivables	Financial liabilities at amortised cost	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2010
Cash and cash equivalents	—	—	1,453	—	—	—	1,453	1,453
Bank overdrafts	—	—	—	—	—	(55)	(55)	(55)
Borrowings due within one year	(346)	—	—	—	—	(186)	(532)	(526)
Borrowings due after one year	(4,080)	—	—	—	—	(4,097)	(8,177)	(8,892)
Derivative assets	526	44	—	—	—	—	570	570
Derivative liabilities	(169)	(83)	—	—	—	—	(252)	(252)
Other assets	—	—	—	4	1,982	—	1,986	1,986
Other liabilities	—	(28)	—	—	—	(2,247)	(2,275)	(2,275)

	(4,069)	(67)	1,453	4	1,982	(6,585)	(7,282)	(7,991)

2009
Cash and cash equivalents	—	—	914	—	—	—	914	914
Bank overdrafts	—	—	—	—	—	(68)	(68)	(68)
Borrowings due within one year	(650)	—	—	—	—	(172)	(822)	(824)
Borrowings due after one year	(2,690)	—	—	—	—	(4,995)	(7,685)	(8,119)
Derivative assets	419	43	—	—	—	—	462	462
Derivative liabilities	(184)	(114)	—	—	—	—	(298)	(298)
Other assets	—	—	—	148	1,838	—	1,986	1,986
Other liabilities	—	—	—	—	—	(2,115)	(2,115)	(2,115)

	(3,105)	(71)	914	148	1,838	(7,350)	(7,626)	(8,062)

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

        The fair values of borrowings are based on unadjusted market data. The fair values of derivatives and financial instruments are estimated by discounting the future contractual cash flows using the appropriate yield curves at 30 June each year. As at 30 June 2010 and 30 June 2009, the carrying

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

values of cash and cash equivalents, bank overdrafts, other assets and other liabilities were considered to approximate fair values.

Fair value hedging relationships    Certain borrowings due within and after one year are part of qualifying fair value interest rate hedging relationships. Accordingly, there is a fair value adjustment for these liabilities with respect to the hedged interest rate risk, with changes being recognised in the income statement, as disclosed in note 23(f). Diageo has not designated any non-derivative financial assets or liabilities at fair value.

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

        All fair value hedging relationships were effective during the year. The gain on hedging instruments for the year was £163 million (2009 – £92 million gain) and the loss on the hedged items attributable to the hedged risks was £163 million (2009 – £102 million loss).

        All cash flow hedges were effective in the year and losses of £27 million (2009 – £90 million gains) have been recognised in other comprehensive income due to changes in fair value. A loss of £47 million and a gain of £73 million have been transferred out of other comprehensive income to other operating expenses and to other finance income, respectively, in the year (2009 – £53 million loss and a gain of £124 million have been transferred out of other comprehensive income to other operating expenses and to other finance income, respectively).

        With respect to hedges of forecast transactions and the cash flow risk from a change in interest rates, based on year end interest and foreign exchange rates, balances related to cash flow hedged items at 30 June 2010 will affect the income statement in 2011 and 2012 by £51 million and £12 million, respectively. With respect to hedges of the cash flow risk from a change in forward foreign exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing foreign exchange rates and recognition of interest on the related bonds will affect the income statement in each year until the related bonds mature in 2016 and 2036. Foreign exchange retranslation and the interest on the hedged bonds taken to the income statement is expected to offset against the foreign exchange retranslation and the interest on the cross currency swaps in each of the years.

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

Cash flow and net investment hedges    The following table shows the contractual maturities of designated transaction, cross currency interest rate swaps and derivative net investment hedging instruments:

	Foreign currency amount			Percentage of total
						Year ending 30 June
	Purchase	Sell	Total	US dollar	Euro
	£ million	£ million	£ million	%	%
2010
Transaction	693	1,741	2,434	44	30	2011
Transaction	443	969	1,412	48	30	2012

Total transaction hedges	1,136	2,710	3,846	45	30	2011-2012

Cross currency interest rate swaps	400	—	400	100	—	2017
Cross currency interest rate swaps	400	—	400	100	—	2037

Total cross currency interest rate swaps	800	—	800	100	—	2017-2037

Net investment hedging instruments	3,295	2,464	5,759	62	14	2011

2009
Transaction	1,177	2,457	3,634	46	36	2010
Transaction	499	1,317	1,816	48	37	2011

Total transaction hedges	1,676	3,774	5,450	47	37	2010-2011

Cross currency interest rate swaps	364	—	364	100	—	2017
Cross currency interest rate swaps	364	—	364	100	—	2037

Total cross currency interest rate swaps	728	—	728	100	—	2017-2037

Net investment hedging instruments	2,938	1,594	4,532	60	17	2009

(g)    Credit risk    Details of the group's credit risk policies and exposures are presented under 'Risk management' in the Business review.

        Cash and cash equivalents comprise cash in hand and deposits which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less at acquisition including money market deposits, commercial paper and investments. At 30 June 2010, approximately 46%, 19% and 18% of the group's cash and cash equivalents of £1,453 million are invested with counterparties based in the United Kingdom, in the United States and Luxembourg respectively.

        At 30 June 2010, approximately 18% and 18% of the group's trade receivables of £1,495 million are due from counterparties based in the United Kingdom and in the United States, respectively.

Notes to the consolidated financial statements (continued)

24.   Trade and other payables

	2010		2009		2008
	Current liabilities	Non-current liabilities	Current liabilities (restated)	Non-current liabilities	Current liabilities (restated)	Non-current liabilities
	£ million	£ million	£ million	£ million	£ million	£ million
Trade payables	843	—	655	—	664	—
Tax and social security excluding income tax	324	—	293	—	311	1
Other payables	595	63	558	30	503	33
Accruals and deferred income	853	13	666	—	683	—

	2,615	76	2,172	30	2,161	34

        Non-current accruals and deferred income at 30 June 2010 includes deferred income of £13 million arising on the sale and leaseback of facilities in Napa Valley, California which will be credited to the income statement over the length of the leases.

25.   Provisions

	Thalidomide	Onerous contracts	Restructuring	Vacant properties	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2009	143	82	150	17	94	486
Exchange differences	—	6	2	—	8	16
Provisions charged during the year	24	1	30	4	32	91
Provisions used during the year	(9)	(20)	(29)	(8)	(19)	(85)
Transfers to other payables	—	—	(46)	—	—	(46)
Transfers to liabilities held for sale	—	(5)	—	—	—	(5)
Unwinding of discounts	9	5	1	1	—	16

At 30 June 2010	167	69	108	14	115	473

Included in current liabilities	15	17	67	4	52	155
Included in non-current liabilities	152	52	41	10	63	318

	167	69	108	14	115	473

Provisions by their nature are subject to uncertainties with respect to the timing and outcomes of future events.

(a)    A provision was established in the year ended 30 June 2005 in respect of the discounted value of the group's commitment to the UK Thalidomide Trust, and will be utilised over the period of the commitment up to 2037. An additional provision of £24 million has been created in the year ended 30 June 2010 in respect of anticipated future payments to new thalidomide claimants. It is expected that the additional provision will be utilised over the period of the commitment, up to 2030.

(b)    Included in onerous contracts provisions is £68 million (2009 – £75 million) in respect of the discounted value of an onerous supply contract arising on the acquisition of the Seagram spirits and wine businesses on 21 December 2001. This provision is being utilised over the 10 year duration of the contract and includes a payment on termination of the contract.

Notes to the consolidated financial statements (continued)

25.   Provisions (continued)

(c)    The group is undergoing a number of restructuring programmes, which involve the rationalisation of operations around the world. Employee charges, incremental costs in respect of service contract and information systems infrastructure charges in connection with the programmes are recognised in the restructuring provision, which is expected to be substantially utilised in the two years ending 30 June 2012.

(d)    The vacant property provision is based on the estimated discounted rental shortfall over the terms of the leases up to 2031.

(e)    Other provisions include £47 million (2009 – £44 million) in respect of employee deferred compensation plans which will be utilised when employees leave or retire from the company.

26.   Deferred tax assets and liabilities

The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax assets/(liabilities):

	Property, plant and equipment	Intangible assets	Post employment plans	Tax losses	Other temporary differences	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2008 as previously reported	(233)	(198)	122	15	208	(86)
Prior year adjustments
– Amendment to IAS 38	—	—	—	—	10	10
– Returnables	(15)	—	—	—	19	4

At 30 June 2008 as restated	(248)	(198)	122	15	237	(72)
Exchange differences	(7)	(127)	14	1	14	(105)
Recognised in income – continuing operations	38	(34)	(25)	37	2	18
Recognised in other comprehensive income	—	—	236	—	(6)	230
Acquisition of businesses	—	—	1	—	—	1

At 30 June 2009 as restated	(217)	(359)	348	53	247	72
Exchange differences	(12)	(94)	8	1	7	(90)
Recognised in income – continuing operations	40	(148)	(51)	(42)	(2)	(203)
Recognised in income – discontinued operations	—	—	—	—	5	5
Recognised in other comprehensive income	—	—	—	—	3	3
Step acquisition of Nuvo	—	(2)	—	—	—	(2)

At 30 June 2010	(189)	(603)	305	12	260	(215)

Deferred tax on other temporary differences includes items such as the thalidomide provisions, restructuring provisions, share-based payments and intra group sales of products.

Notes to the consolidated financial statements (continued)

26.   Deferred tax assets and liabilities (continued)

        After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2010	2009 (restated)	2008 (restated)
	£ million	£ million	£ million
Deferred tax assets	529	678	593
Deferred tax liabilities	(744)	(606)	(665)

	(215)	72	(72)

The net deferred tax liability of £603 million (2009 – £359 million; 2008 – £198 million) in respect of intangible assets comprises deferred tax assets of £623 million (2009 – £720 million; 2008 – £735 million) less deferred tax liabilities of £1,226 million (2009 – £1,079 million; 2008 – £933 million). Deferred tax assets of £187 million (2009 – £237 million; 2008 – £2 million) have been recognised in jurisdictions which made prior year taxable losses. It is considered more likely than not that there will be sufficient future taxable profits to support recognition of these deferred tax assets due to a reduction in future interest charges in those jurisdictions.

Unrecognised deferred tax assets    Deferred tax assets have been recognised to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Where this is not the case, deferred tax assets have not been recognised, as set out below:

	2010		2009		2008
	Tax losses	Other	Tax losses	Other	Tax losses	Other
	£ million	£ million	£ million	£ million	£ million	£ million
Gross deferred tax assets	185	794	239	898	249	927
Amounts not recognised	(173)	(171)	(186)	(178)	(234)	(192)

	12	623	53	720	15	735

All of the amounts recognised in respect of tax losses have expiration dates through to 2020 (2009 – £21 million through to 2019, £32 million carried forward indefinitely; 2008 – £13 million through to 2018, £2 million carried forward indefinitely). Of the amounts unrecognised in respect of tax losses, £7 million has expiration dates through to 2020 (2009 – £15 million through to 2019; 2008 – £12 million through to 2018) and £166 million (2009 – £171 million; 2008 – £222 million) can be carried forward indefinitely.

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

        The aggregate amount of temporary difference associated with investments in subsidiaries, branches and associates and interests in joint ventures for which deferred tax liabilities have not been recognised is £13.5 billion (2009 – £11.8 billion; 2008 – £10.1 billion). This has been calculated based upon the temporary differences arising between the group accounting basis and tax basis of each investment.

Notes to the consolidated financial statements (continued)

27.   Tax on other comprehensive income

	2010	2009	2008
	£ million	£ million	£ million
Exchange differences	(17)	15	4
Effective portion of changes in fair value of cash flow hedges	1	2	15
Net actuarial gain/(loss) on post employment plans	—	237	(4)

Tax on other comprehensive income	(16)	254	15

28.   Share capital and reserves

(a)   Allotted and fully paid share capital – ordinary shares of 28 101/108 pence each

	Number of shares	Nominal value
	million	£ million
At 30 June 2007	2,931	848
Shares purchased and subsequently cancelled (consideration including expenses £1,008 million)	(97)	(28)
Treasury shares cancelled	(12)	(4)

At 30 June 2008	2,822	816
Shares purchased and subsequently cancelled (consideration including expenses £354 million)	(38)	(11)
Treasury shares cancelled	(30)	(8)

At 30 June 2010 and at 30 June 2009	2,754	797

(b)   Share premium    During the year, 0.1 million ordinary shares with an aggregate nominal value of less than £0.1 million were allotted under employee share option schemes for a total consideration of £0.4 million (2009 – 0.1 million shares, nominal value less than £0.1 million, consideration £0.5 million; 2008 – 0.1 million shares, nominal value less than £0.1 million, consideration £1 million).

(c)   Capital redemption reserve    Movements in the capital redemption reserve are in respect of purchases and cancellations of own shares.

	Number of shares	Nominal value	% of ordinary share capital(i)
	million	£ million
At 30 June 2007		3,095
Shares purchased and subsequently cancelled	97	28	4.0
Shares cancelled	12	4	0.5

At 30 June 2008		3,127
Shares purchased and subsequently cancelled	38	11	1.3
Shares cancelled	30	8	1.1

At 30 June 2010 and 30 June 2009		3,146

(i)
Excluding treasury shares.

No shares were purchased or cancelled in the year ended 30 June 2010.

Notes to the consolidated financial statements (continued)

28.   Share capital and reserves (continued)

(d)   Fair value, hedging and exchange reserve

	Fair value and hedging reserve	Exchange reserve	Total
	£ million	£ million	£ million
At 30 June 2008 as previously reported	21	15	36
Prior year adjustment – amendment to IAS 38	—	(2)	(2)

At 30 June 2008 as restated	21	13	34
Effective portion of changes in fair value of cash flow hedges
– taken to other comprehensive income – subsidiaries	90	—	90
– transferred to the income statement	(71)	—	(71)
Exchange differences	—	63	63
Tax in respect of movements above	2	15	17

At 30 June 2009 as restated	42	91	133
Effective portion of changes in fair value of cash flow hedges
– taken to other comprehensive income – subsidiaries	(9)	—	(9)
– taken to other comprehensive income – associates	(18)	—	(18)
– transferred to the income statement	(26)	—	(26)
Exchange differences	—	35	35
Tax in respect of movements above	1	(17)	(16)

At 30 June 2010	(10)	109	99

(e)   Own shares    Own shares comprise shares in the company held by employee share trusts, shares repurchased as part of the company's share buyback programmes and held as treasury shares, shares

Notes to the consolidated financial statements (continued)

28.   Share capital and reserves (continued)

held as treasury shares and call options held for hedging share scheme grants provided to employees during the year. Movements in shares are as follows:

	Own shares and options held by employee share trusts		Treasury shares repurchased under buyback programmes		Treasury shares for hedging share scheme grants to employees		Total own shares
	Number of shares	Purchase consideration	Number of shares	Purchase consideration	Number of shares	Purchase/(sale) consideration	Number of shares	Purchase consideration
	million	£ million	million	£ million	million	£ million	million	£ million
At 30 June 2007	33	267	271	2,240	10	93	314	2,600
Share trust arrangements	(7)	(49)	—	—	—	—	(7)	(49)
Shares purchased	—	—	—	—	11	124	11	124
Shares cancelled	—	—	(12)	(105)	—	—	(12)	(105)
Shares used to satisfy options	—	—	—	—	(1)	(11)	(1)	(11)

At 30 June 2008	26	218	259	2,135	20	206	305	2,559
Share trust arrangements	(3)	(30)	—	—	—	—	(3)	(30)
Shares purchased	—	—	—	—	6	63	6	63
Shares cancelled	—	—	(30)	(247)	—	—	(30)	(247)
Shares transferred	—	—	(6)	(47)	6	47	—	—
Shares used to satisfy options	—	—	—	—	—	(3)	—	(3)

At 30 June 2009	23	188	223	1,841	32	313	278	2,342
Share trust arrangements	(8)	(58)	—	—	—	—	(8)	(58)
Share call options purchased	—	23	—	—	—	—	—	23
Shares sold to fund call options	—	—	—	—	(3)	(24)	(3)	(24)
Shares used to satisfy options	—	—	—	—	(3)	(30)	(3)	(30)

At 30 June 2010	15	153	223	1,841	26	259	264	2,253

During the year, call options over 8 million shares were purchased at a cost of £24 million to satisfy share grants awarded to employees. These options were held by the employee share trusts. Call options denominated in US dollars of £1 million are included in other financial assets.

        In addition, at 30 June 2010, employee share trusts funded by the group held shares in the company as follows: 12 million ordinary shares held in respect of long term incentive plans for executive directors and senior executives and 3 million ordinary shares held in respect of grants under UK, Irish and US savings-related share option schemes. The market value of these shares at 30 June 2010 was £159 million (2009 – 22.6 million shares, market value £197 million; 2008 – 26.2 million shares, market value £241 million). Dividends are waived on all shares in the company owned by the employee share trusts.

        During the year ended 30 June 2010, no ordinary shares were purchased to be held as treasury shares (2009 – 6 million shares, aggregate nominal value £2 million, 0.3% of issued share capital (excluding treasury shares); 2008 – 11 million shares, nominal value £3 million, 0.4% of issued share

Notes to the consolidated financial statements (continued)

28.   Share capital and reserves (continued)

capital (excluding treasury shares)). These shares have not been cancelled, but are deducted from shareholders' equity. Dividends are waived on these shares.

        During the year ended 30 June 2010, no cancellation of ordinary shares held as treasury shares was carried out (2009 – 30 million shares, aggregate nominal value £8 million; 2008 – 12 million shares, nominal value £4 million). The company utilised 3 million ordinary shares held as treasury shares, with an aggregate nominal value of £1 million, to satisfy options exercised by employees during the year (2009 – 0.3 million shares, nominal value of £0.1 million; 2008 – 1 million shares, nominal value £0.3 million) . In addition, the company sold 3 million ordinary shares held as treasury shares, with an aggregate nominal value of £1 million, to purchase call options to hedge share option grants (2009 and 2008 – nil shares and £ nil).

(f)    Dividends

	2010	2009	2008
	£ million	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2009 22.20 pence per share (2008 – 21.15 pence; 2007 – 20.15 pence)	551	527	523
Interim dividend for the year ended 30 June 2010 14.60 pence per share (2009 – 13.90 pence; 2008 – 13.20 pence)	363	345	336

	914	872	859
Adjustment in respect of prior year dividends	—	(2)	(2)

	914	870	857

Proposed final dividend for the year ended 30 June 2010
23.50 pence per share (2009 – 22.20 pence; 2008 – 21.15 pence)	586	550	527

The proposed final dividend was approved by the board of directors on 25 August 2010. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

(g)   Acquisition adjustment    In the year ended 30 June 2009 an adjustment was made to reduce both goodwill and non-controlling interests by £58 million in respect of the acquisition in the year ended 30 June 2008 of the distribution rights for Ketel One vodka products (see note 11(b)).

Notes to the consolidated financial statements (continued)

29.   Cash generated from operations

	2010		2009 (restated)		2008 (restated)
	£ million	£ million	£ million	£ million	£ million	£ million
Profit for the year	1,743		1,706		1,586
Discontinued operations	19		(2)		(26)
Taxation	477		286		518
Share of associates' profits after tax	(142)		(164)		(176)
Net interest and net other finance charges	462		592		319
Loss/(gain) on disposal of businesses	15		—		(9)

Operating profit		2,574		2,418		2,212
Increase in inventories	(104)		(236)		(202)
Decrease/(increase) in trade and other receivables	69		193		(197)
Increase/(decrease) in trade and other payables and provisions	369		(210)		131

Net movement in working capital		334		(253)		(268)
Depreciation, amortisation and impairment		372		300		248
Dividend income		111		179		143
Other items		(207)		10		(10)

Cash generated from operations		3,184		2,654		2,325

In the consolidated cash flow statement, cash generated from operations is stated after £145 million (2009 – £53 million; 2008 – £4 million) of cash outflows in respect of exceptional operating items.

        In the calculation of cash generated from operations, Other items include £114 million of cash contributions to post employment schemes in excess of the income statement charge (2009 – £68 million higher contributions; 2008 – £13 million lower contributions) and gains on sale of property of £89 million (2009 – £6 million; 2008 – £24 million) partly offset by the fair value charge in respect of share-based incentive plans of £31 million (2009 – £31 million; 2008 – £26 million).

Notes to the consolidated financial statements (continued)

30.   Purchase of businesses

	Net assets acquired and consideration
	2010 Fair value	2009 Fair value	2008 Fair value
	£ million	£ million	£ million
Brands	62	8	33
Intangible assets	—	—	911
Property, plant and equipment	2	10	2
Cash	4	—	—
Working capital	(1)	(1)	10
Deferred taxation	(2)	1	(115)
Post employment liability	—	(1)	—

Net identifiable assets and liabilities	65	17	841
Goodwill arising on acquisition	19	25	174
Step acquisition of Nuvo	(21)	—	—
Acquisition of remaining shares in associate	—	(6)	—
Non-controlling interests	—	2	(456)

Consideration payable	63	38	559

Satisfied by:
Cash consideration paid	37	53	524
Movement in financial liability	—	(23)	32
Deferred/contingent consideration payable	26	8	3

	63	38	559

Cash consideration paid for investments in subsidiaries	37	53	524
Cash consideration paid for investments in associates	41	42	51
Cash acquired	(4)	—	—
Prior year purchase consideration adjustment	—	7	—
Transaction costs paid in respect of acquisition of businesses	9	—	—
Deposit for potential Chinese acquisition	123	—	—

Net cash outflow on purchase of businesses	206	102	575

On 29 June 2010 Diageo acquired an additional 28.75% equity stake in the London Group, the owner of the Nuvo brand, for a consideration of £29 million ($45 million). The London Group was formerly accounted for as an associate and following the acquisition of further shares became a subsidiary. In addition, the group agreed to acquire the remaining shares in the London Group at a pre-agreed profit multiple, reflecting fair value in 2013. The net present value of this deferred consideration of £26 million is included in other financial liabilities. The principal asset of the London Group is the Nuvo brand fair valued at £60 million. Goodwill arising on the acquisition of £15 million is in repect of future synergies expected from combining operations. Nuvo was, prior to the transaction, distributed exclusively through the Diageo network and therefore the acquisition of an additional stake does not change reported sales. The impact of the Nuvo acquisition to the group's profit is not material.

        On 1 March 2010, Diageo entered into an equity transfer agreement to acquire an additional 4% equity stake in Sichuan Chengdu Quanxing Group Company Ltd. (Quanxing) from Chengdu Yingsheng Investment Holding Co., Ltd. The consideration for the additional 4% equity stake is RMB 140 million

Notes to the consolidated financial statements (continued)

30.   Purchase of businesses (continued)

(£14 million). The acquisition of the 4% equity stake, which is subject to a number of regulatory approvals, would bring Diageo's shareholding in Quanxing to 53%. Quanxing is a holding company controlling a 39.7% stake in Sichuan ShuiJingFang Co., Ltd. (ShuiJingFang), a super premium Chinese white spirits company listed on the Shanghai Stock Exchange. If the acquisition of the 4% equity stake is approved, Diageo would become the indirect controlling shareholder of ShuiJingFang and, in accordance with Chinese takeover regulations, would be required to make a mandatory tender offer to all the other shareholders of ShuiJingFang. Were all other ShuiJingFang shareholders to accept the tender offer, the amount payable would be RMB 6.3 billion (approximately £615 million). As required by Chinese law, 20% of the maximum consideration payable under the tender offer (£123 million) was deposited with China's securities depositary and clearing agency, Shanghai branch. Diageo also made a capital contribution to Quanxing of £8 million in the year ended 30 June 2010. In respect of the potential acquisition of the additional 4% equity stake, directly attributable transaction costs of £7 million have been charged to other external charges in the year.

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

        The Nolet Group has an option to sell their 50% equity stake in the company to Diageo for $900 million (£600 million) plus interest from 9 June 2011 to 9 June 2013. If the Nolet Group exercises this option but Diageo chooses not to buy their stake, Diageo will pay $100 million (£67 million) and the Nolet Group may then pursue a sale of their stake to a third party, subject to rights of first offer and last refusal on Diageo's part. The group recognised a financial liability of £32 million in respect of the discounted value of the estimated amount payable to the Nolet Group, as part of consideration payable.

Notes to the consolidated financial statements (continued)

30.   Purchase of businesses (continued)

        Fair value adjustments on acquisition included the recognition of worldwide distribution rights into perpetuity of Ketel One vodka products valued at £911 million and the establishment of a deferred tax liability of £116 million. Goodwill of £166 million was recognised on the acquisition.

        On 1 May 2008, a venture, DHN Drinks, was formed between Diageo, Heineken and Namibia Breweries Limited (NBL) to market their combined beer, cider and ready to drink businesses in South Africa. Diageo and Heineken each own 42.25% of DHN Drinks and NBL own 15.5% . Diageo equity accounts for this investment. The cost of this acquisition in the year ended 30 June 2008 was £43 million, with an additional investment of £29 million in the year ended 30 June 2010 (2009 – £3 million) .

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

31.   Contingent liabilities and legal proceedings

(a)    Guarantees    As of 30 June 2010 the group has no material performance guarantees or indemnities to third parties.

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

(c)    Turkish customs litigation    In common with other beverage alcohol importers, litigation is ongoing against Diageo's Turkish subsidiary (Diageo Turkey) in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and ad valorem import duty payable on the beverage alcohol products sold in the domestic channel in Turkey between 2001 and April 2009. The matter involves multiple cases against Diageo Turkey at various stages of litigation, including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court, and a group of cases decided on corrections appeal against Diageo Turkey that are now under further appeal. Diageo Turkey is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. If all of these cases were finally to be decided against Diageo Turkey, the aggregate theoretical loss could exceed £100 million. Diageo Turkey has been using available opportunities to indicate to the Turkish authorities that, if suitable enabling legislation were in place, Diageo Turkey would be amenable to agreeing a settlement at a level that is proportionate to the scale of Diageo Turkey's business, which earns operating profit of less than £

Notes to the consolidated financial statements (continued)

31.   Contingent liabilities and legal proceedings (continued)

10 million a year. In this context, Diageo believes that any eventual liability is unlikely to be material to the Diageo group as a whole. Diageo recognises that, in absence of a settlement, the ongoing situation creates potential uncertainty regarding Diageo Turkey's continuing operations in Turkey. Diageo Turkey intends to defend its position vigorously.

(d)    SEC investigation    As previously reported, Diageo Korea and several of its current and former employees have been subject to investigations by Korean authorities regarding various regulatory and control matters. Convictions for improper payments to a Korean customs official have been handed down against two former Diageo Korea employees, and a former and two current Diageo Korea employees have been convicted on various counts of tax evasion. Diageo had previously voluntarily reported the allegations relating to the convictions for improper payments to the US Department of Justice and the US Securities and Exchange Commission (SEC). The SEC has commenced an investigation into these and other matters, and Diageo is in the process of responding to the regulators' enquiries regarding activities in Korea, Thailand, India and elsewhere. Diageo's own internal investigation in Korea, Thailand, India and elsewhere remains ongoing. The US Foreign Corrupt Practices Act (FCPA) and related statutes and regulations provide for potential monetary penalties, criminal sanctions and may result in some cases in debarment from doing business with governmental entities in connection with FCPA violations. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these matters may give rise.

(e)    Korean customs litigation    Litigation is ongoing at the Korean National Tax Tribunal in connection with the application of the methodology used in transfer pricing on spirits imports since 2004. On 24 December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for Korean won 194 billion or approximately £105 million (including £13 million of value added tax). In order to preserve its right to appeal, Diageo Korea is required to pay the full amount of the assessment. Diageo Korea paid £4 million to the Korean customs authorities in the year ended 30 June 2009, £57 million in the year ended 30 June 2010, and expects to pay an additional £44 million in the year ending 30 June 2011, in respect of the period prior to 30 June 2007. On 22 January 2010, Diageo Korea appealed this customs audit assessment to the Korean National Tax Tribunal. No assessments have been received for any period subsequent to 30 June 2007. Diageo Korea is unable to quantify meaningfully the possible loss or range of loss to which these claims may give rise. Diageo Korea intends to defend its position vigorously.

(f)    Potential Chinese acquisition    On 1 March 2010, Diageo entered into an equity transfer agreement to acquire an additional 4% equity stake in Sichuan Chengdu Quanxing Group Company Ltd. (Quanxing) from Chengdu Yingsheng Investment Holding Co., Ltd. The consideration for the additional 4% equity stake is RMB 140 million (£14 million). The acquisition of the 4% equity stake, which is subject to a number of regulatory approvals, would bring Diageo's shareholding in Quanxing to 53%. Quanxing is a holding company controlling a 39.7% stake in Sichuan ShuiJingFang Co., Ltd. (ShuiJingFang), a super premium Chinese white spirits company listed on the Shanghai Stock Exchange. If the acquisition of the 4% equity stake is approved, Diageo would become the indirect controlling shareholder of ShuiJingFang and, in accordance with Chinese takeover regulations, would be required to make a mandatory tender offer to all the other shareholders of ShuiJingFang. Were all other ShuiJingFang shareholders to accept the tender offer, the amount payable would be RMB 6.3 billion (approximately £615 million). As required by Chinese law, 20% of the

Notes to the consolidated financial statements (continued)

31.   Contingent liabilities and legal proceedings (continued)

maximum consideration payable under the tender offer (£123 million) was deposited with China's securities depositary and clearing agency, Shanghai branch.

(g)    Other    The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.

        Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

32.   Related party transactions

Transactions between the group and its related parties are made on terms equivalent to those that prevail in arm's length transactions.

Subsidiaries    Transactions between the company and its subsidiaries are eliminated on consolidation and therefore are not disclosed.

Associates    Transactions between the group and its associates were as follows:

  •
  Group sales include sales to associates of £74 million (2009 – £60 million; 2008 – £17 million) and operating costs include purchases from associates of £19 million (2009 – £12 million; 2008 – £6 million).

  •
  At 30 June 2010, group receivables included £2 million receivable from associates (2009 – £16 million) and group payables included £9 million payable to associates (2009 – £8 million).

Additions to property, plant and equipment in the year ended 30 June 2009 include a warehouse acquired from Moët Hennessy for £16 million, and inventories include the purchase from Moët Hennessy of related maturing inventories for £8 million. Diageo has granted a two-year lease to Moët Hennessy in respect of this property and rental income of £1 million is included in other operating income.

        Additions to loans include £56 million (2009 – £15 million) of loans to associates in South Africa, comprising £30 million (2009 – £8 million) to DHN Drinks, £25 million (2009 – £7 million) to Sedibeng Brewery (Pty) Limited and £1 million (2009 – £nil) to Namibia Breweries Limited.

Joint ventures    Due to the nature of the proportional basis of consolidation applied according to the relevant contractual arrangements, transactions between the group and its joint ventures are eliminated on consolidation and therefore are not disclosed.

Notes to the consolidated financial statements (continued)

32.   Related party transactions (continued)

Key management personnel    The key management of the group comprises the executive and non-executive directors, the members of the executive committee and the company secretary. They are listed under 'Board of directors and executive committee'.

	2010	2009	2008
	£ million	£ million	£ million
Salaries and short term employee benefits	21	12	12
Non-executive directors' fees	1	1	1
Share-based payments	10	10	6
Other long term benefits	—	1	—
Post employment benefits	4	3	3

	36	27	22

Non-executive directors do not receive share-based payments or post employment benefits.

        Details are given in the directors' remuneration report of the individual directors' remuneration and transactions between the group and key management personnel.

Pension plans    The Diageo pension plans are recharged with the cost of administration services provided by the company to the pension plans and with professional fees paid by the company on behalf of the pension plans. The total amount recharged for the year was £28 million (2009 – £14 million; 2008 – £15 million).

33.   Commitments

Capital expenditure    Commitments for expenditure on property, plant and equipment not provided for in these consolidated financial statements are estimated at £112 million (2009 – £152 million).

Operating lease commitments    The minimum lease rentals to be paid under non-cancellable leases at 30 June 2010, principally in respect of properties, are as follows:

	2010	2009
	£ million	£ million
Payments falling due:
Within one year	95	93
Between one and two years	81	69
Between two and three years	66	53
Between three and four years	58	43
Between four and five years	50	39
After five years	322	219

	672	516

There are no significant leases for which contingent rent is payable, nor any that have purchase options, escalation clauses or restrictions. A number of the operating leases have renewal clauses that are all at fair market value. In respect of property not currently utilised, the group has entered into sub-leases for which the minimum amount receivable is £57 million (2009 – £72 million), of which

Notes to the consolidated financial statements (continued)

33.   Commitments (continued)

£11 million (2009 – £12 million) falls due within one year of the balance sheet date. The amount received under these leases is included in sales in the income statement.

34.   Employee share compensation

The group uses a number of equity settled share plans to grant options and share awards to its directors and employees. For the year ended 30 June 2010, the fair value charge to the consolidated income statement in respect of these plans was £31 million (2009 – £31 million; 2008 – £26 million), including £1 million of exceptional operating costs (2009 – £2 million; 2008 – £nil).

Executive share option plans

(a)    Diageo Executive Long Term Incentive Plan (DELTIP)    This scheme was introduced to replace DSOP (described below). The first grant under the scheme was made in November 2009 to North American participants, with grants being extended to other participants in March 2010. Awards made to executives under the plan are in the form of shares and share options at the market value at the time of grant. Executives are given the opportunity to elect to have their awards in the form of share options or shares or a combination of both. Share awards vest/are released on the third anniversary of the grant date. Share options granted under this scheme may normally be exercised between three and ten years after the grant date. There are no performance conditions to be satisfied, although the top 80 senior executives are required to hold shares in Diageo plc. US executives are granted awards over the company's ADSs (one ADS is equivalent to four ordinary shares).

(b)    Diageo executive share option plan (DSOP)    This scheme was introduced in December 1999 and grants options to executives at the market value at the time of grant. The last grant made under this scheme was in September 2009. Options granted under this scheme may normally be exercised between three and 10 years after the date granted. There are no performance conditions to be satisfied, although the top 80 senior executives are required to hold shares in Diageo plc. US executives were granted options over the company's ADSs.

(c)    Diageo senior executive share option plan 2008 (SESOP 2008)    This scheme was introduced in October 2008 to replace the previous SESOP 1999 (described below) and grants options to senior executives at the market value at the time of grant. Options granted under this scheme may normally be exercised between three and 10 years after the date granted but only to the extent that a performance condition is satisfied. The current performance condition is based on the increase in Diageo's adjusted earnings per share (EPS) over a three-year period. Growth targets are set annually by the remuneration committee. For the 2009 grant, targets were set at 3% to 7% compound annual growth in adjusted EPS. The proportion of options that can be exercised depends on the extent to which the EPS growth targets have been met. For the 2009 grant, the exercise range is 25% for threshold performance up to 100% for achieving 7% or more compound annual growth in adjusted EPS. Re-testing of the performance condition is not permitted. US executives are granted options over the company's ADSs.

(d)    Diageo senior executive share option plan 1999 (SESOP 1999)    This scheme was introduced with effect from 1 January 2000 and granted options to senior executives at the market value at the time of grant. The last grant under this scheme was made in September 2007. Options granted under the scheme would normally be exercised between three and 10 years after the date granted but only to the extent that a performance condition is satisfied. The performance condition for awards currently

Notes to the consolidated financial statements (continued)

34.   Employee share compensation (continued)

outstanding is based on the increase in Diageo's adjusted EPS measure over a three-year period. If the increase in this EPS measure is at least 15 percentage points greater than the increase in the RPI over the same period, then all the options can be exercised. If the increase in this EPS measure is at least 12 percentage points greater than that of the RPI but less than 15 percentage points, half of the options can be exercised. Re-testing of the performance condition is not permitted on any options. US executives were granted options over the company's ADSs.

(e)    Diageo associated companies share option plan (DACSOP)    This scheme was introduced in March 2001 and grants options to executives in a number of associated companies. The main terms of the scheme are the same as for DSOP.

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

Executive share award plans

(a)    Performance share plan (PSP 2008)    This plan was introduced in October 2008 to replace the TSR plan (described below). Under the PSP, share awards can take a number of different forms. No payment is made for awards. To date, participants have been granted conditional rights to receive shares. Awards normally vest after a three-year period – the 'performance cycle' – subject to achievement of two performance tests. The primary performance test is a comparison of Diageo's three-year total shareholder return (TSR) – the percentage growth in Diageo's share price (assuming all dividends and capital distributions are reinvested) – with the TSR of a peer group of 16 companies including Diageo. TSR calculations are converted into a common currency (US dollars). The vesting range is 25% if Diageo's TSR produces a median ranking compared with the TSR of the peer group companies, up to 100% if Diageo is ranked first or second in the peer group. The second performance test requires the remuneration committee to consider that there has been an underlying improvement

Notes to the consolidated financial statements (continued)

34.   Employee share compensation (continued)

in Diageo's three-year financial performance, typically measured by improvement in an adjusted EPS measure. Re-testing of the performance condition is not permitted. Dividends are accrued on awards and are given to participants to the extent that the awards actually vest at the end of the performance cycle. Dividends can be paid in the form of cash or shares.

(b)    Total shareholder return plan (TSR 1998)    Under the TSR plan, participants were granted a conditional right to receive shares. No payment was made for awards. The last award under this plan was made in September 2007. All conditional rights awarded vest after a three-year period – the 'performance cycle' – subject to achievement of two performance tests. The primary performance test is a comparison of Diageo's three-year TSR with the TSR of a peer group of companies including Diageo. TSR calculations are converted into a common currency (US dollars). The second performance test requires the remuneration committee to consider that there has been an underlying improvement in Diageo's three-year financial performance, typically measured by improvement in an adjusted EPS measure.

(c)    Discretionary incentive plan 2009 (DIP 2009)    This scheme was introduced in October 2009 to replace the previous Discretionary incentive plan (described below). The first awards were granted in March 2010 to a small number of senior executives. No payment is made for awards. Awards over shares or ADSs are granted under the plan, normally in the form of conditional rights to receive shares or ADSs. Awards vest over a three to five-year period with performance criteria varying by employee.

(d)    Discretionary incentive plan (DIP), formerly Diageo share incentive plan    The last awards were granted in September 2009 to a small number of senior executives. No payment is made for awards. Awards over shares or ADSs are granted under the plan, normally in the form of conditional rights to receive shares or ADSs. Awards vest over a three to five-year period with performance criteria varying by employee.

Notes to the consolidated financial statements (continued)

34.   Employee share compensation (continued)

        For the three years ended 30 June 2010, the calculation of the fair value of each option and share award used the binomial (share option and savings plans) and Monte Carlo (share award plans) option pricing models and the following weighted average assumptions:

	Executive share option plans	Savings plans	Executive share award plans
2010
Weighted average assumptions
Risk free interest rate	2.8%	1.8%	2.2%
Expected life of the options	60 months	36 months	36 months
Expected volatility	18%	17%	—
Dividend yield	3.6%	3.6%	3.6%
Weighted average share price	986p	1030p	985p
Weighted average fair value of options/awards granted in the year	135p	224p	516p
Number of options/awards granted in the year	8.2 million	2.8 million	4.1 million
Fair value of all options/awards granted in the year	£11 million	£6 million	£21 million
2009
Weighted average assumptions
Risk free interest rate	4.2%	4.0%	3.6%
Expected life of the options	60 months	43 months	36 months
Expected volatility	14%	15%	—
Dividend yield	4.2%	4.2%	4.2%
Weighted average share price	987p	906p	902p
Weighted average fair value of options/awards granted in the year	132p	159p	428p
Number of options/awards granted in the year	10.9 million	3.0 million	3.1 million
Fair value of all options/awards granted in the year	£14 million	£5 million	£13 million
2008
Weighted average assumptions
Risk free interest rate	5.0%	5.0%	5.0%
Expected life of the options	60 months	36 months	36 months
Expected volatility	17%	15%	—
Dividend yield	3.0%	3.0%	3.0%
Weighted average share price	1072p	1088p	1067p
Weighted average fair value of options/awards granted in the year	188p	269p	660p
Number of options/awards granted in the year	7.6 million	2.9 million	2.1 million
Fair value of all options/awards granted in the year	£14 million	£8 million	£14 million

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

34.   Employee share compensation (continued)

        Option holdings in the following tables are stated as ordinary share equivalents in pence. Options prices are translated at the following exchange rates: grants at actual exchange rates; exercises and cancellations at average exchange rates; and closing balances at year end exchange rates.

(a)    Outstanding options    Options over ordinary shares and over ADSs (US schemes only) outstanding at 30 June 2010 are as follows:

	Range of exercise prices pence	Number at 30 June 2010	Weighted average remaining contractual life months	Weighted average exercise price pence
Executive share option plans	600-699	1,743,696	23	643
	700-799	3,524,606	42	741
	800-899	5,125,167	72	847
	900-999	11,117,363	89	955
	1000-1099	8,195,173	95	1046
	1100-1199	4,531,388	88	1146
	1200-1299	4,196,444	98	1237
	1300-1399	91,900	92	1346
	1400-1499	2,807,664	86	1409

		41,333,401	82	1009

Savings plans	500-599	17,421	9	569
	600-699	488,172	10	653
	700-799	2,179,883	38	748
	800-899	3,817,773	24	846
	900-999	431,471	12	962
	1000-1099	140,648	14	1014
	1100-1199	42,396	9	1157
	1200-1299	41,579	9	1248

		7,159,343	26	817

Notes to the consolidated financial statements (continued)

34.   Employee share compensation (continued)

(b)    Transactions on schemes    Transactions on the share option and share award plans and the weighted average grant date fair value for options and shares for the three years ended 30 June 2010 were as follows:

	Executive share option plans		Savings plans		Executive share award plans
	Number of options	Weighted average exercise price pence	Number of options	Weighted average exercise price pence	Number of awards
Balance outstanding at 30 June 2007	39,372,225	726	7,839,932	644	4,357,207
Granted	7,630,791	1054	2,895,869	866	2,105,292
Exercised/awarded	(7,281,171)	642	(2,350,804)	638	(473,387)
Forfeited/expired	(998,740)	838	(609,522)	689	(295,971)

Balance outstanding at 30 June 2008	38,723,105	806	7,775,475	745	5,693,141
Granted	10,899,101	992	3,001,884	840	3,074,613
Exercised/awarded	(3,436,934)	719	(1,750,400)	612	(616,112)
Forfeited/expired	(2,188,351)	946	(1,426,800)	1010	(894,916)

Balance outstanding at 30 June 2009	43,996,921	920	7,600,159	805	7,256,726
Granted	8,241,770	966	2,751,197	794	4,102,143
Exercised/awarded	(9,116,692)	786	(2,108,686)	751	(196,894)
Forfeited/expired	(1,788,598)	943	(1,083,327)	902	(1,925,184)

Balance outstanding at 30 June 2010	41,333,401	1009	7,159,343	817	9,236,791

Number of options exercisable at:
30 June 2010	16,415,347	687	78,738	916

30 June 2009	18,993,999	754	110,737	863

30 June 2008	15,744,487	647	48,938	665

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

Notes to the consolidated financial statements (continued)

35.   Post balance sheet events

On 1 July 2010 Diageo announced that agreement has been reached with the trustee of the UK Diageo Pension Scheme (the UK Scheme) with respect to a 10 year funding plan. A pension funding partnership has been formed (the PFP), which as at 31 July 2010 held £487 million of maturing whisky spirit assets, and provides the trustee with collateral against Diageo's current funding obligations to the UK Scheme. The PFP will be consolidated by Diageo and therefore the creation of the structure will not impact the group's consolidated balance sheet. The structure is expected to generate annual income, commencing in the year ending 30 June 2011, to the UK Scheme of approximately £25 million over the term of the PFP. The PFP is expected to be in place for 15 years after which time the trustee will be able to sell its PFP interests to Diageo for an amount expected to be no greater than the deficit on the UK Scheme at that time, up to a maximum of £430 million.

        Diageo has also agreed to underwrite the reduction of the UK Scheme deficit through an agreement to make conditional cash contributions into an escrow account of up to £338 million if an equivalent reduction in the deficit is not achieved over a period of 10 years. If asset performance targets are not achieved, contributions to an escrow account would commence, following the finalisation of the actuarial valuation of the UK Scheme at 31 March 2012, and payments from the escrow to the UK Scheme could commence in the year ending 30 June 2015.

        In addition, on 1 July 2010, Diageo announced that it had provisionally agreed a deficit funding arrangement with the trustee in respect of the Guinness Ireland Group Pension Scheme (the Irish Scheme). This deficit funding arrangement is expected to result in additional annual contributions to the Irish Scheme of approximately €21 million (£17 million) over a period of 18 years, provision for additional cash contributions if the anticipated reduction in the deficit is not achieved and the Irish Scheme having access to a contingent asset.

Principal group companies

	Country of incorporation	Country of operation	Percentage of equity owned	Business description
Subsidiaries
Diageo Ireland	Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Great Britain Limited	England	Worldwide	100%	Marketing and distribution of premium drinks
Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Brands BV	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks
Diageo North America, Inc	United States	Worldwide	100%	Production, importing and distribution of premium drinks
Diageo Capital plc(a)	Scotland	United Kingdom	100%	Financing company for the group
Diageo Finance plc(a)	England	United Kingdom	100%	Financing company for the group
Diageo Capital BV	Netherlands	Netherlands	100%	Financing company for the group
Diageo Finance BV	Netherlands	Netherlands	100%	Financing company for the group
Diageo Investment Corporation	United States	United States	100%	Financing company for the US group
Associate
Moët Hennessy, SNC(b)	France	France	34%	Production and distribution of premium drinks

(a)
Directly owned by Diageo plc.

(b)
French partnership.

All percentages, unless otherwise stated, relate to holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.

Report of independent registered public accounting firm – internal controls

The board of directors and shareholders
Diageo plc:

        We have audited Diageo plc's internal control over financial reporting as of 30 June 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Diageo plc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting, appearing in the Corporate Governance Report in this Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, Diageo plc maintained, in all material respects, effective internal control over financial reporting as of 30 June 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Diageo plc and subsidiaries on pages 143 to 228 which comprise the consolidated balance sheets as of 30 June 2010, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended 30 June 2010, including the disclosures identified as 'part of the

Report of independent registered public accounting firm – internal controls (continued)

audited financial statements' within the 'Risk management' section on pages 85 to 88, the 'Fair value measurements' section on pages 88 and 89, the 'Market risk sensitivity analysis' section on pages 89 and 90 and the 'Critical accounting policies' section on pages 90 to 93 and our report dated 25 August 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG Audit Plc
London, England
25 August 2010

Unaudited computation of ratio of earnings to fixed charges

	Year ended 30 June
	2010	2009 (restated)	2008 (restated)	2007 (restated)	2006 (restated)
	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes on income, non-controlling interests and discontinued operations	2,239	1,990	2,078	2,096	2,133
Less: Share of associates' income	(142)	(164)	(176)	(149)	(131)
Add: Dividend income receivable from associates	111	179	143	119	106
Add: Fixed charges	966	869	549	400	284

	3,174	2,874	2,594	2,466	2,392

Fixed charges
Interest payable and other finance charges (note(1))	931	836	523	378	261
Add: Interest capitalised	5	4	—	—	—
Add: One third of rental expense	30	29	26	22	23

	966	869	549	400	284

	ratio	ratio	ratio	ratio	ratio
Ratio	3.3	3.3	4.7	6.2	8.4

Notes

(1)
The figures have been restated following the adoption of the amendment to IAS 38 – Intangible assets and IFRS 8 – Operating segments and the change to the accounting treatment of returnables.

(2)
Interest payable and other finance charges for the year ended 30 June 2010 includes a £275 million charge (30 June 2009 – £164 million charge; 30 June 2008 – £75 million charge; 30 June 2007 – £30 million charge; 30 June 2006 – £15 million charge) in respect of fair value adjustments to the group's derivative instruments and a £10 million charge (30 June 2009 – £33 million charge; 30 June 2008 – £nil; 30 June 2007 – £nil; 30 June 2006 – £2 million charge) in respect of exchange rate translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity. In the year ended 30 June 2009 there was an £11 million charge (30 June 2008 – £6 million charge; 30 June 2007 – £nil; 30 June 2006 – a £2 million charge) in respect of exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement.

Additional information for shareholders

Legal proceedings

Information on legal proceedings is set out in note 31 to the consolidated financial statements.

Related party transactions

Transactions with directors are disclosed in the directors' remuneration report (see 'Directors' remuneration report – Additional information') and transactions with other related parties are disclosed in note 32 to the consolidated financial statements.

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

Additional information for shareholders (continued)

Share capital

Major shareholders    At 8 September 2010, the following substantial interests (3% or more) in the company's ordinary share capital (voting securities) had been notified to the company.

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital (excluding treasury shares)	Date of notification of interest
BlackRock Investment Management (UK) Limited (indirect holding)	147,296,928	5.89%	3 December 2009
Capital Research and Management Company (indirect holding)	124,653,096	4.99%	28 April 2009
Legal & General Group Plc (direct holding)	99,894,002	3.99%	20 October 2009

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

        As at the close of business on 8 September 2010, 542,985,927 ordinary shares, including those held through ADSs, were held by approximately 2,691 holders (including American Depositary Receipt (ADR) holders) with registered addresses in the United States, representing approximately 22% of the outstanding ordinary shares (excluding treasury shares). At such date, 135,565,292 ADSs were held by 2,001 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet or Guinness Group ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

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

        The Markets in Financial Instruments Directive (MiFID) repealed the Investment Services Directive (ISD) on 1 November 2007. It replaced the worked principal agreement basis for delayed reporting of large trades with a sliding scale requirement based on qualifying minimum thresholds for the amount of consideration to be paid/the proportion of average daily turnover (ADT) of a stock represented by a trade. Provided that a trade/consideration equals or exceeds the qualifying minimum size, it will be eligible for deferred publication ranging from 60 minutes from time of trade to three

Additional information for shareholders (continued)

Share capital (continued)

trading days after time of trade. Diageo ordinary shares have an ADT of £80 million. The ADT for each equity security is calculated as the yearly turnover divided by the number of trading days, excluding negotiated trades (i.e. those trades privately negotiated but executed within the exchange).

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

	Per ordinary share		Per ADS
	High	Low	High	Low
	pence	pence	$	$
Year ended 30 June
2006	928	777	68.98	55.11
2007	1094	895	86.79	65.83
2008	1122	911	92.55	72.70
2009	1065	733	76.65	41.14
2010	1160	867	71.99	56.42
Three months ended
September 2008	1065	857	76.65	67.59
December 2008	987	794	70.10	50.25
March 2009	989	733	58.44	41.14
June 2009	889	772	58.84	45.54
September 2009	996	867	64.44	56.42
December 2009	1090	947	69.66	60.71
March 2010	1116	1000	70.92	62.87
June 2010	1160	1025	71.99	59.22
2010 monthly
January	1084	1048	70.92	67.19
February	1071	1000	68.09	62.87
March	1116	1079	67.45	65.20
April	1160	1104	71.99	67.21
May	1115	1025	68.14	59.22
June	1119	1058	66.49	61.21
July	1143	1033	70.90	63.05
August	1127	1050	71.59	65.26
September (to 8 September 2010)	1105	1085	68.09	67.17

At close of business on 8 September 2010, the market prices for ordinary shares and ADSs were 1085 pence and $67.17 respectively.

Additional information for shareholders (continued)

American depositary shares

Fees and charges payable by ADS holders

The Bank of New York Mellon serves as the depositary (the 'Depositary') for Diageo's ADS programme. Pursuant to the deposit agreement between Diageo, the Depositary and owners and holders of ADSs (the 'Deposit Agreement'), ADS holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge a fee of $0.05 or less per ADS (or portion thereof) relating to (i) the issuance, execution and delivery of ADSs or (ii) the withdrawal of shares underlying the ADSs, a fee equivalent to the fee that would be payable, if securities distributed by Diageo had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs. In addition, ADS holders may be required under the Deposit Agreement to pay the Depositary (i) any tax, duty, governmental charge or fee or stock transfer or registration fee arising in connection with the foregoing transactions or otherwise, (ii) any expense resulting from the conversion of a foreign currency into US dollars and (iii) the expense of certain communications made, at the request of the ADS holder, by cable, telex or facsimile. The Depositary may (i) withhold dividends or other distributions or sell any or all of the shares underlying the ADSs in order to satisfy any tax or governmental charge and (ii) deduct from any cash distribution any tax payable thereon or the cost of any currency conversion.

Direct and indirect payments by the Depositary

The Depositary reimburses Diageo for certain expenses it incurs in connection with the ADS programme, subject to a ceiling set out in the agreement pursuant to which the Depositary provides services to Diageo. The Depositary has also agreed to waive certain standard fees associated with the administration of the programme.

        During the financial year ended 30 June 2010, the company received from the Depositary $1,200,000 for continuing annual stock exchange listing fees, routine reporting and programme maintenance, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), legal fees and certain investor relationship programmes and investor relations promotional activities.

Articles of association

Diageo is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307.

        The following description summarises certain provisions of Diageo's articles of association (as adopted by special resolution at the Annual General Meeting on 14 October 2009) and applicable English law concerning companies (the Companies Acts), in each case as at 16 August 2010. This summary is qualified in its entirety by reference to the Companies Acts and Diageo's articles of association. Information on where investors can obtain copies of the articles of association is provided under 'Additional information for shareholders – Documents on display' below.

        All of Diageo's ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by Diageo from the holders of such shares.

Additional information for shareholders (continued)

Articles of association (continued)

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

        Under Diageo's articles of association, a director cannot vote in respect of any proposal in which the director has an interest. However, this restriction on voting does not apply where the interest cannot reasonably be regarded as giving rise to a conflict of interest, nor to resolutions (a) giving the director any guarantee, security or indemnity in respect of obligations or liabilities incurred for the benefit of Diageo, (b) giving any guarantee, security or indemnity to a third party in respect of obligations of Diageo for which the director has assumed responsibility under an indemnity or guarantee or by the giving of security, (c) relating to an offer of securities of Diageo in which the director participates or may participate as a holder of shares or other securities or in the underwriting, (d) relating to any contract in which the director is interested by virtue of the director's interest in securities of Diageo or by reason of any other interest in or through Diageo, (e) concerning any other company in which the director is directly or indirectly interested, provided that the director does not have a relevant interest in that company, (f) relating to the arrangement of any employee benefit (including any retirement benefit plan) in which the director will share equally with other employees, (g) relating to any insurance that Diageo purchases or maintains for its directors or any group of people, including directors, (h) giving the director an indemnity where all the other directors are being offered indemnities on substantially the same terms, and (i) for the funding by Diageo of the director's expenditure on defending proceedings or the doing by Diageo of anything to enable the director to avoid incurring such expenditure where all the other directors are being offered substantially the same arrangements. A director cannot vote in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with Diageo or any company in which Diageo is interested.

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

Additional information for shareholders (continued)

Articles of association (continued)

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

Additional information for shareholders (continued)

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

Additional information for shareholders (continued)

Articles of association (continued)

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

General meetings and notices    At least 21 clear days' written notice of an annual general meeting is required. Any general meeting which is not an annual general meeting is called a 'general meeting'. Since the coming into force of the Companies (Shareholders' Rights) Regulations 2009, the minimum notice period for general meetings has increased from 14 to 21 clear days. This can, however, be reduced to 14 clear days, subject to shareholder approval, and offering shareholders the facility to vote electronically. Diageo already offers shareholders the facility to vote by electronic means (via its online proxy service), and intends to put the necessary resolution to the forthcoming Annual General Meeting, as it did in 2009, to approve the holding of subsequent general meetings on not less than 14 clear days' notice. This approval will expire at the next Annual General Meeting.

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

Additional information for shareholders (continued)

Articles of association (continued)

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

Repurchase of shares    Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo's issued share capital. Diageo currently has shareholder authority to buy back up to 250 million ordinary shares during the period up to the next Annual General Meeting. The minimum price which must be paid for such shares is 28 101/108 pence and the maximum price is the higher of (a) an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out.

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

        The board may decline to register a transfer of any of Diageo's certificated shares by a person with a 0.25% interest (as defined in the articles of association) if such a person has been served with a restriction notice (as defined in the articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the board to be pursuant to an arm's-length sale (as defined in the articles of association).

Additional information for shareholders (continued)

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

Documents on display

        The Form 20-F and any other documents filed by the company with the US Securities Exchange Commission may be inspected at the Securities and Exchange Commission's public reference room located at 100 F Street, NE, Washington, DC 20549. Information on the operation of the public reference room can be obtained by calling the Securities and Exchange Commission at 1 800 SEC 0330.

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

Additional information for shareholders (continued)

Taxation (continued)

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

Dividends UK taxation    There is no UK withholding tax on dividends. A shareholder who is an individual resident for UK tax purposes in the United Kingdom that receives a dividend from the company will generally be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related credit, known as the gross dividend, which will be regarded as the top slice of the individual's income. In the case of a shareholder who is liable to income tax at basic rate, the tax credit will be treated as discharging the individual's liability to income tax in respect of the gross dividend. In case of a shareholder who is liable to income tax at the higher rate, the individual will be subject to tax on the gross dividend at the rate of 32.5%, to the extent that the gross dividend falls above the threshold for the higher rate of income tax when it is treated (as mentioned above) as the top slice of individual's income. This means that the tax credit will satisfy only part of the individual's liability to income tax on the gross dividend, so that the individual will have to account for income tax equal to 22.5% of the gross dividend. In the case of a shareholder who is liable to income tax at the additional rate, the individual will be subject to tax on the gross dividend at the rate of 42.5%, to the extent that the gross dividend falls above the threshold for the additional rate of

Additional information for shareholders (continued)

Taxation (continued)

income tax when it is treated (as mentioned above) as the top slice of the individual's income. This means that the tax credit will satisfy only part of the individual's liability to income tax on the gross dividend, so that the individual will have to account for income tax equal to 32.5% of the gross dividend. Shareholders within the charge to UK corporation tax which are small companies (for the purposes of the UK taxation of dividends) will not generally be subject to tax on dividends from Diageo. Other shareholders within the charge to UK corporation tax will not be subject to tax on dividends from Diageo so long as the dividends fall within an exempt class and certain conditions are met. In general, dividends paid on shares that are ordinary share capital for UK tax purposes and are not redeemable and dividends paid to a person holding less than 10% of the issued share capital of the payer (or any class of that share capital) are examples of dividends that fall within an exempt class. A shareholder who is not liable for tax on dividends received on the shares will not be entitled to claim payment of the tax credit in respect of those dividends.

        Eligible US holders will not normally be entitled to a tax credit under the Treaty, nor will they be subject to a withholding tax by the United Kingdom.

US taxation    Under the US federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend paid to a US holder by Diageo in respect of its ordinary shares or ADSs out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) is subject to US federal income taxation. Dividends paid to a non-corporate US holder in taxable years beginning before 1 January 2011 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the ordinary shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by Diageo with respect to its ordinary shares or ADSs will be qualified dividend income to US holders that meet the holding period requirement. Under the Treaty, dividends will not be subject to UK withholding tax. Therefore, the US holder will include in income for US federal income tax purposes the amount of the dividend received, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

        The dividend must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the United States, and, depending on the US holder's circumstances, will generally either be 'passive' or 'general' income for purposes of computing the foreign tax credit allowable to a US holder. The amount of the dividend distribution that must be included in income of a US holder will be the US dollar value of the pence payments made, determined at the spot pounds sterling/US dollar foreign exchange rate on the date the dividend distribution is included in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder's basis in the ordinary shares or ADSs and thereafter as capital gain.

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

US taxation    Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that is realised and the tax basis, determined in US dollars, in the ordinary shares or ADSs. Capital gain of a non-corporate US holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Additional information for shareholders (continued)

Taxation (continued)

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

DIAGEO plc (REGISTRANT)
/s/ NC ROSE NC Rose Chief financial officer

14 September 2010

Exhibits

1.1
Memorandum and Articles of Association of Diageo plc, dated as of 14 October 2009 (incorporated by reference to Exhibit 99.1 to Diageo plc's report on Form 6-K dated 15 October 2009 (Commission File No. 1-10691))

2.1
Indenture, among Diageo Capital plc, Diageo plc and The Bank of New York Mellon, dated as of 3 August 1998* (incorporated by reference to Exhibit 4.1 to Diageo plc's Registration Statement on Form F-3 (Commission File No. 333-8874))

2.2
Indenture, among Diageo Investment Corporation, Diageo plc and The Bank of New York Mellon, dated as of 1 June 1999* (incorporated by reference to Exhibit 2.2 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2001 (Commission File No. 1-10691))

2.3
Indenture, among Diageo Finance B.V., Diageo plc and The Bank of New York Mellon, dated as of 8 December 2003* (incorporated by reference to Exhibit 4.4 to Diageo plc's Registration Statement on Form F-3 (Commission File No. 333-110804))

4.1
SOFIA: an agreement relating to the termination of the Framework and Implementation Agreement between Diageo plc and Pernod Ricard S.A., dated 21 December 2002 (incorporated by reference to Exhibit 4.6 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2003 (Commission File No. 1-10691))

4.2
Service Agreement between Diageo plc and Paul S. Walsh, dated 1 November 2005 (incorporated by reference to Exhibit 4.6 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2006 (Commission File No. 1-10691))

4.3
Service Agreement between Diageo plc and Nicholas C. Rose, dated 14 February 2006 (incorporated by reference to Exhibit 4.7 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2006 (Commission File No. 1-10691))

4.4
Service Agreement between Diageo plc and Deirdre A. Mahlan, dated 1 July 2010

4.5
Letter of Agreement between Diageo plc and Dr Franz B. Humer, dated 19 July 2007 (incorporated by reference to Exhibit 4.4 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.6
Form of Service Agreement for Diageo plc's executives in the United Kingdom dated as of 1 July 2006 (incorporated by reference to Exhibit 4.7 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2007 (Commission File No. 1-10691))

4.7
Form of Service Agreement for Diageo plc's executives in the United States dated as of 1 July 2006 (incorporated by reference to Exhibit 4.8 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2007 (Commission File No. 1-10691))

4.8
The Diageo plc 2008 Performance Share Plan dated as of 15 October 2008 (incorporated by reference to Exhibit 4.2 to Diageo plc's Registration Statement on Form S-8 dated 16 October 2008 (Commission File No. 333-154338))

4.9
The Diageo plc 2008 Senior Executive Share Option Plan dated as of 15 October 2008 (incorporated by reference to Exhibit 4.2 to Diageo plc's Registration Statement on Form S-8 dated 16 October 2008 (Commission File No. 333-154338))

4.10
The Diageo plc Senior Executive Share Option Plan dated as of 26 August 2008 (incorporated by reference to Exhibit 4.7 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.11
The Diageo plc Executive Share Option Plan dated as of 26 August 2008 (incorporated by reference to Exhibit 4.8 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.12
The Diageo plc Associated Companies Share Option Plan dated as of 26 August 2008 (incorporated by reference to Exhibit 4.9 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.13
Diageo plc Long Term Incentive Plan dated as of 26 August 2008 (incorporated by reference to Exhibit 4.10 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.14
The Discretionary Incentive Plan dated as of 26 August 2008 (incorporated by reference to Exhibit 4.11 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.15
The Diageo plc 1998 United States Employee Stock Purchase Plan dated as of 26 August 2008 (incorporated by reference to Exhibit 4.12 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.16
The Diageo plc 2007 United States Employee Stock Purchase Plan dated as of 26 August 2008 (incorporated by reference to Exhibit 4.13 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.17
Diageo plc UK Sharesave Scheme 2000 dated as of 26 August 2008 (incorporated by reference to Exhibit 4.14 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.18
The Diageo 2001 Share Incentive Plan dated as of 7 February 2007 (incorporated by reference to Exhibit 4.15 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

4.19
Addendum to Form of Service Agreement for Diageo plc's executives in the United States (incorporated by reference to Exhibit 4.16 to Diageo plc's Annual Report on Form 20-F for the year ended 30 June 2008 (Commission File No. 1-10691))

7.1
Description of ratio of earnings to fixed charges (included on page 232 of the Annual Report)

8.1
Principal group companies (included on page 229 of the Annual Report)

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

Cross reference to Form 20-F

The information in this document that is referenced in the following table and the cautionary statement concerning forward-looking statements on pages 31 and 32 is included in Diageo's 2010 Form 20-F and is filed with the Securities and Exchange Commission (SEC).

Item	Required item in 20-F	Page
Part I
1.	Identity of directors, senior management and advisers
Not applicable
2.	Offer statistics and expected timetable
Not applicable
3.	Key information
	Selected financial data	1-5
	Risk factors	24-30
4.	Information on the company
	Business description	6-32
	Principal group companies	229
4A.	Unresolved Staff Comments
Not applicable
5.	Operating and financial review and prospects
	Operating results	33-78
	Trend information	78
	Liquidity and capital resources	79-83
	Contractual obligations	84-85
	Off-balance sheet arrangements	85
	Critical accounting policies	90-93
	New accounting standards	93, 155-157
6.	Directors, senior management and employees
	Directors and senior management	94-98
	Directors' remuneration report	99-121
	Corporate governance report – Board of directors	122-125
	Audit committee	125-127
	Remuneration committee	128
	Directors' report – Directors	138
	Employees	17-18
7.	Major shareholders and related party transactions
	Related party transactions	220-221
	Major shareholders	234-235
8.	Financial information
	Dividends	3-4
	Report of independent registered public accounting firm	142
	Consolidated primary financial statements	143-147
	Accounting policies	148-154
	Notes to the consolidated financial statements	155-228
	Legal proceedings	218-220, 233

Item	Required item in 20-F	Page
9.	The offer and listing
	Trading market for shares	234-235
10.	Additional information
	Material contracts	233
	Share capital	234-235
	Memorandum and articles of association	236-241
	Exchange controls	242
	Documents on display	242
	Taxation	242-246
11.	Quantitative and qualitative disclosures about market risk
	Risk management	85-88
	Fair value measurements	88-89
	Sensitivity analysis	89-90
12.	Description of securities other than equity securities
	American depositary shares	236
Part II
13.	Defaults, dividend arrearages and delinquencies
Not applicable
14.	Material modifications to the rights of security holders and use of proceeds
Not applicable
15.	Controls and procedures
	Filings assurance committee	129
	Management's report on internal control over financial reporting	133-134
	Report of independent registered public accounting firm – internal controls	230-231
	Internal control and risk management	129-131
16A.	Audit committee financial expert
	Audit committee	125-127
16B.	Code of ethics
	Compliance and ethics programme	131
16C.	Principal accountant fees and services
	Auditor fees	164
16D.	Exemptions from the listing standards for audit committees
Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers
	Capital repayments	81
Purchases of own shares (Not applicable)
16F.	Change in registrant's certifying accountant
Not applicable
16G.	Corporate governance
	Corporate governance	135-137

Item	Required item in 20-F	Page
Part III
17.	Financial statements
Not applicable
18.	Financial statements
	Report of independent registered public accounting firm	142
	Consolidated primary financial statements	143-147
	Accounting policies	148-154
	Notes to the consolidated financial statements	155-228
19.	Exhibits	248-249
Additional information
Corporate governance		122-137
Unaudited computation of ratio of earnings to fixed charges		232
Glossary of terms and US equivalents		253

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

Glossary of terms and US equivalents

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Term used in UK annual report	US equivalent or definition
Acquisition accounting	Purchase accounting
Associates	Entities accounted for under the equity method
American Depositary Receipt (ADR)	Receipt evidencing ownership of an ADS
American Depositary Share (ADS)	Registered negotiable security, listed on the New York Stock Exchange, representing four Diageo plc ordinary shares of 28 101/108 pence each
Called up share capital	Common stock
Capital allowances	Tax depreciation
Capital redemption reserve	Other additional capital
Company	Diageo plc
Creditors	Accounts payable and accrued liabilities
Debtors	Accounts receivable
Employee share schemes	Employee stock benefit plans
Employment or staff costs	Payroll costs
Equivalent units	An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. To convert volume of products other than spirits to equivalent units: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10, and certain pre-mixed products classified as ready to drink in nine-litre cases divide by five.
Euro, €, ¢	Euro currency
Exceptional items	Items that, in management's judgement, need to be disclosed separately by virtue of their size or incidence
Excise duty	Tax charged by a sovereign territory on the production, manufacture, sale or distribution of selected goods (including imported goods) within that territory. It is generally based on the quantity or alcohol content of goods, rather than their value, and is typically applied to alcohol products and fuels.
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Free cash flow	Net cash flow from operating activities, and net purchase and disposal of investments and property, plant and equipment
Freehold	Ownership with absolute rights in perpetuity
GAAP	Generally accepted accounting principles
Group and Diageo	Diageo plc and its consolidated subsidiaries
IFRS	International Financial Reporting Standards as endorsed and adopted for use in the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board
Impact Databank	An international data resource for the beverage alcohol industry that is independent from industry participants
Merger accounting	Pooling of interests
Net asset value	Book value
Net sales	Sales after deducting excise duties
Noon buying rate	Buying rate at noon in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York
Operating profit	Net operating income
Organic movement	At level foreign exchange rates and after adjusting for exceptional items and acquisitions and disposals for continuing operations
Own shares	Treasury stock
Pound sterling, sterling, £, pence, p	UK currency
Profit	Earnings
Profit and loss account	Statement of income/accumulated earnings
Profit for the year	Net income
Provisions	Accruals for losses/contingencies
Redundancy charges	Early release scheme expenses
Reserves	Accumulated earnings, other comprehensive income and additional paid in capital
RPI	UK retail prices index
Scrip dividend	Stock dividend
SEC	US Securities and Exchange Commission
Share premium	Additional paid in capital or paid in surplus
Shareholders' funds	Shareholders' equity
Shares	Common stock
Shares and ordinary shares	Diageo plc's ordinary shares
Shares in issue	Shares issued and outstanding
Trade and other payables	Accounts payable and accrued liabilities
Trade and other receivables	Accounts receivable
US dollar, US$, $, ¢	US currency