Form 20-F
period 2011-06-30
DIAGEO PLC
filed 2011-09-13
CIK 835403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 30 June 2011

Commission file number 1-10691

DIAGEO plc
(Exact name of Registrant as specified in its charter)

England and Wales

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

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 2,754,001,095 ordinary shares of 28 101/108 pence each.

         Indicate by check mark if each registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒    No ☐

         If this report is an annual or transition report, indicate by check mark if each registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐    No ☒

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

         Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐    No ☐

         Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☒    Accelerated Filer ☐    Non-Accelerated Filer ☐

         Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

         If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☐

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No ☒

         This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 30 June 2011 of Diageo plc (the 2011 Form 20-F).

Contents

1	Historical information
5	Business description
5	Strategy
7	Premium drinks
22	Risk factors
28	Cautionary statement concerning forward-looking statements
31	Business review
31	Introduction
33	Operating results 2011 compared with 2010
52	Operating results 2010 compared with 2009
73	Trend information
74	Liquidity and capital resources
79	Capital commitments
79	Other contractual obligations
80	Post balance sheet events
80	Off-balance sheet arrangements
80	Risk management
83	Critical accounting policies
85	New accounting standards
86	Board of directors and company secretary
90	Directors' remuneration report
119	Corporate governance report
135	Directors' report
138	Financial statements
139	Report of Independent Registered Public Accounting Firm
140	Consolidated income statement
141	Consolidated statement of comprehensive income
142	Consolidated balance sheet
143	Consolidated statement of changes in equity
144	Consolidated statement of cash flows
145	Accounting policies of the group
153	Notes to the consolidated financial statements
234	Principal group companies
235	Report of Independent Registered Public Accounting Firm – internal controls
237	Unaudited computation of ratio of earnings to fixed charges
238	Additional information for shareholders
238	Legal proceedings
238	Related party transactions
238	Share capital
240	American depositary shares
241	Articles of association
246	Exchange controls
247	Taxation
252	Signature
253	Exhibits
256	Cross reference to Form 20-F
259	Glossary of terms and US equivalents

Contents (continued)

        This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2011. The information set out in this Form 20-F does not constitute Diageo plc's statutory accounts under the UK Companies Acts for the years ended 30 June 2011, 2010 or 2009. KPMG Audit Plc has reported on those accounts; their audit reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the accounts for the years ended 30 June 2011, 2010 or 2009. The accounts for 2010 and 2009 have been delivered to the registrar of companies and those for 2011 will be delivered in due course.

        This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo's control. For more details, please refer to the cautionary statement concerning forward-looking statements on pages 28 to 30.

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

        Diageo's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed and adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB. Unless otherwise indicated, all financial information contained in this document has been prepared in accordance with IFRS. The brand ranking information presented in this report, when comparing volume information with competitors, has been sourced from data published during 2011 by Impact Databank. Market data information and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates.

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

Historical information

The following table presents selected consolidated financial data for Diageo prepared under International Financial Reporting Standards (IFRS) as endorsed and adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB) for the five years ended 30 June 2011 and as at the respective year ends. References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB, unless otherwise indicated. The data presented below has been derived from Diageo's audited consolidated financial statements.

		Year ended 30 June
	Notes	2011	2010	2009	2008	2007
		£ million	£ million	£ million	£ million	£ million
Income statement data
Sales		13,232	12,958	12,283	10,643	9,917
Operating profit	1,2	2,595	2,574	2,418	2,212	2,160
Profit for the year
Continuing operations	1,2	2,017	1,762	1,704	1,560	1,417
Discontinued operations	3	—	(19)	2	26	139

Total profit for the year	1,2	2,017	1,743	1,706	1,586	1,556

		pence	pence	pence	pence	pence
Per share data
Dividend per share	4	40.40	38.10	36.10	34.35	32.70
Earnings per share
Basic
Continuing operations	1	76.2	66.3	64.5	58.0	50.2
Discontinued operations		—	(0.8)	0.1	1.0	5.2

Basic earnings per share	1	76.2	65.5	64.6	59.0	55.4

Diluted
Continuing operations	1	76.0	66.2	64.3	57.6	49.9
Discontinued operations		—	(0.8)	0.1	1.0	5.1

Diluted earnings per share	1	76.0	65.4	64.4	58.6	55.0

		million	million	million	million	million
Average shares		2,493	2,486	2,485	2,566	2,688

		As at 30 June
		2011	2010	2009	2008	2007
		£ million	£ million	£ million	£ million	£ million
Balance sheet data
Total assets	1	19,777	19,454	18,018	15,992	13,934
Net borrowings	5	6,450	6,954	7,419	6,447	4,845
Equity attributable to the parent company's equity shareholders		5,245	4,007	3,169	3,463	3,947
Called up share capital	6	797	797	797	816	848

Historical information (continued)

Notes to the historical information

1      Accounting policies    The consolidated financial statements for the five years ended 30 June 2011 were prepared in accordance with IFRS. The IFRS accounting policies applied by the group to the financial information in this document are presented in 'Accounting policies of the group' in the consolidated financial statements.

2      Exceptional items    Exceptional items are charges or credits which, in management's judgment, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate. An analysis of exceptional items for continuing operations is as follows:

	Year ended 30 June
	2011	2010	2009	2008	2007
	£ million	£ million	£ million	£ million	£ million
Items included in operating profit
Restructuring programmes	(111)	(142)	(170)	(78)	—
Duty settlements	(127)	—	—	—	—
Brand impairment	(39)	(35)	—	—	—
SEC settlement	(12)	—	—	—	—
Disposal of Park Royal property	—	—	—	—	40

	(289)	(177)	(170)	(78)	40

Sale of businesses	(14)	(15)	—	9	(1)

Items included in taxation
Tax credit on exceptional operating items	51	39	37	8	—
Tax credit on sale of businesses	3	10	—	—	—
Settlements agreed with tax authorities	66	—	155	—	—

	120	49	192	8	—

Exceptional items in continuing operations	(183)	(143)	22	(61)	39
Discontinued operations net of taxation	—	(19)	2	26	139

Exceptional items	(183)	(162)	24	(35)	178

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

Historical information (continued)

        The table below sets out the amounts of interim, final and total cash dividends paid by the company on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

		Year ended 30 June
		2011	2010	2009	2008	2007
		pence	pence	pence	pence	pence
Per ordinary share	Interim	15.50	14.60	13.90	13.20	12.55
	Final	24.90	23.50	22.20	21.15	20.15

	Total	40.40	38.10	36.10	34.35	32.70

		$	$	$	$	$
Per ADS	Interim	1.02	0.90	0.82	1.05	0.99
	Final	1.60	1.48	1.46	1.46	1.64

	Total	2.62	2.38	2.28	2.51	2.63

Note: Subject to shareholders' approval the final dividend for the year ended 30 June 2011 will be paid on 24 October 2011, and payment to US ADR holders will be made on 28 October 2011. In the table above, an exchange rate of £1 = $1.61 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 24 October 2011.

5      Net borrowings definition    Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents and other liquid resources.

6      Share capital    During the years ended 30 June 2011 and 30 June 2010 the company did not repurchase any ordinary shares for cancellation or to be held as treasury shares (2009 – 38 million ordinary shares, cost of £354 million; 2008 – 97 million ordinary shares, cost of £1,008 million; 2007 – 141 million ordinary shares, cost of £1,405 million).

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

	Year ended 30 June
	2011	2010	2009	2008	2007
	$	$	$	$	$
Year end	1.61	1.50	1.65	1.99	2.01
Average rate(a)	1.59	1.57	1.60	2.01	1.93

(a)
The average of the noon buying rates on the last business day of each month during the year ended 30 June.

Historical information (continued)

The following table shows period end, high, low and average US dollar/pound sterling noon buying exchange rates by month, for the six-month period to 31 August 2011, expressed in US dollars per £1. The information in respect of the month of August is for the period up to and including 31 August 2011.

	2011
	August	July	June	May	April	March
	$	$	$	$	$	$
Month end	1.63	1.64	1.61	1.64	1.67	1.61
Month high	1.66	1.64	1.64	1.67	1.67	1.64
Month low	1.62	1.59	1.60	1.61	1.61	1.60
Average rate(a)	1.64	1.62	1.62	1.63	1.64	1.62

The average exchange rate for period 1 to 7 September 2011 was £1 = $1.61 and the noon buying rate on 7 September was £1 = $1.59.

(a)
The average of the noon buying rates on each business day of the month.

(b)
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

        Diageo is a major participant in the global beverage alcohol industry, producing and distributing a leading collection of branded premium spirits, beer and wine. It brings together world class brands and a management team that seeks to maximise shareholder value over the long term. The management team expects to continue the strategy of investing behind Diageo's strategic brands, launching innovative new products, and seeking to expand selectively either through partnerships or acquisitions that add long term value for shareholders.

Strategy

Diageo is the leading premium spirits business in the world by volume, by net sales and by operating profit and is one of a small number of premium drinks companies that operate globally across spirits, beer and wine. Diageo creates long term value for shareholders through its outstanding brands, its geographical breadth and the expertise of its people.

        Diageo manages a broad range of brands across several categories. It manages eight of the world's top twenty premium spirits brands, including Smirnoff, the number one brand by volume and Johnnie Walker, the number one brand by value. In beer, Diageo owns the only global stout brand, Guinness, and a range of lager brands sold primarily in Africa. Diageo's wine brands are sold predominantly in North America and Great Britain across a full range of price points.

        Diageo is a global company with its products sold in more than 180 markets around the world. In the developed markets of North America and Europe, Diageo has built scale and strong routes to market. Diageo is also the number one international spirits company in the emerging markets of Africa, Latin America and Asia. These rapid growth markets now comprise approximately one third of Diageo's net sales, up from 22% in 2005. Through continued organic growth driven by infrastructure investments and targeted acquisitions, these markets are expected to contribute to 50% of Diageo's net sales by 2015.

        In the majority of markets, Diageo's brands reach customers and consumers through local teams with strong local expertise and networks. In countries where Diageo has not established its own subsidiary, it looks to expand organically through business partners and third party distributors. Diageo is also committed to explore opportunities to expand geographically through acquisitions, within its financial criteria. The acquisition of companies with strong local routes to market and brands that appeal to the growing number of middle class consumers are particularly appealing. The acquisition of Mey Içki in Turkey and the investment in ShuiJingFang in China are two examples of this strategy in action.

        Diageo combines the benefits of global scale with local insights into consumer trends and behaviours to deliver world class marketing campaigns. For example, the Keep Walking campaign on Johnnie Walker has been running globally for over 10 years, based on the universal appeal of personal progress. The marketing campaign is true to this insight although the local creative executions look different around the world. Likewise, consumer insights inform Diageo's innovation launches and

Business description (continued)

pipeline. The premiumisation of scotch to appeal to consumers of luxury brands and the development of ready to serve cocktails as at-home consumption increases have been particularly successful.

        Diageo is also focused on driving category growth with its customers through shopper insights. The sales ambition is to win at the point of purchase. The 'Diageo Way of Selling' programme equips four thousand salesmen with best practice tools and processes. It builds capabilities in sales execution, customer service and the efficient use of trade investment so that Diageo becomes an indispensable business partner to its customers.

Market participation    Since 2005 up to the year ended 30 June 2011 Diageo managed its business through four regions: North America, Europe, International, and Asia Pacific. The North American region, comprising the United States and Canada, accounts for the largest proportion of Diageo's net sales and operating profit. Europe is comprised of Great Britain, Ireland, Iberia, Northern Europe, Southern Europe, and Russia and Eastern Europe. The International region is made up of three business units: Latin America and the Caribbean (including Mexico), Africa and Global Travel and Middle East (GTME). The Asia Pacific region comprises South Korea, Japan, the People's Republic of China, India and other Asian markets, Australia and New Zealand. In the past financial year roughly two-thirds of net sales were derived from developed markets (mainly North America and Western Europe) and one-third from emerging markets (mainly Latin America and the Caribbean, Africa and Asia Pacific). In 2005 approximately four-fifths of net sales arose in emerging markets and one-fifth in emerging markets.

        During the year ended 30 June 2011 the group reviewed its operating model across its businesses and commenced a restructuring programme that is expected to be fully implemented by 30 June 2013. The main objective of the programme is to improve the effectiveness and productivity of the group's operations and to deploy resources closer to the market and in those geographical regions where the potential for growth is greatest. This review will result in changes to the group's regional structure and the way it organises its central functions. The principal countries impacted are the United Kingdom, Ireland and the United States.

        On 25 May 2011 Diageo announced that the International region from 1 July 2011 will have two autonomous regions: Diageo Latin America and Diageo Africa. The Global Travel business will be divided and each specific duty free operation will be allocated to the market of the geographic region where it is located. The Middle East business will become part of Asia Pacific.

Product offering    Diageo classifies 14 brands as global strategic brands: Johnnie Walker, Smirnoff, Baileys, Crown Royal, Captain Morgan, Jose Cuervo, JeB, Buchanan's, Windsor, Ketel One vodka, Cîroc, Tanqueray, Bushmills and Guinness. These brands are the main focus for the business and 78% of the group's marketing spend supports these brands. In aggregate, for the year ended 30 June 2011, they comprised 66% of Diageo's net sales.

        Brand performance for the year ended 30 June 2011 is now reported for the 14 strategic brands above which replaces the brand performance reporting of eight global priority brands disclosed in prior years and reflects the way the brands are managed.

Business effectiveness    Over the long term, Diageo's strategy continues to focus on driving growth and increasing shareholder value.

Business description (continued)

Premium drinks

Diageo is engaged in a broad range of activities within the beverage alcohol industry, with products sold in approximately 180 markets around the world. Its operations include producing, distilling, brewing, bottling, packaging, distributing, developing and marketing a range of brands. Diageo markets a wide range of recognised beverage alcohol brands including a number of the world's leading spirits and beer brands. In calendar year 2010, the Diageo brand range included 17 of the top 100 premium distilled spirits brands worldwide.

        References to ready to drink products in this report include progressive adult beverages in the United States and certain markets supplied by the United States.

        In the year ended 30 June 2011, Diageo sold 118.6 million equivalent units of spirits (including ready to drink), 25.8 million equivalent units of beer and 3.1 million equivalent units of wine. In the year ended 30 June 2011, ready to drink products contributed 5.7 million equivalent units of total volume, of which Smirnoff ready to drink variants accounted for 3.8 million equivalent units. Volume has been measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33 ml of spirits, 165 ml of wine, or 330 ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine-litre cases divide by five.

        Diageo's portfolio of premium drinks comprises brands owned by the company as a principal and brands held by the company under agency or distribution agreements. Diageo's agency agreements vary depending on the particular brand, but tend to be for a fixed number of years. Diageo's principal agency brand is Jose Cuervo in North America and many other markets (with distribution rights extending to 1 July 2013). Diageo also brews and sells other companies' beer brands under licence, including Budweiser and Carlsberg lagers in Ireland, Heineken lager in Jamaica and Tiger beer in Malaysia. There can be no assurance that Diageo will be able to prevent termination of distribution, manufacturing or licence agreements or to renegotiate distribution, manufacturing or licence agreements on favourable terms when they expire.

        Diageo classifies its brands as strategic brands and other brands.

The strategic brands:
Johnnie Walker scotch whiskies
Smirnoff vodka and Smirnoff ready to drink products
Baileys Original Irish Cream liqueur
Crown Royal Canadian whisky
Captain Morgan rum and rum based products
Jose Cuervo tequila (agency brand in North America and many other markets)
JeB scotch whisky
Buchanan's scotch whisky
Windsor Premier scotch whisky
Ketel One vodka (exclusive worldwide distribution rights)
Cîroc vodka
Tanqueray gin
Bushmills Irish whiskey
Guinness stout

Business description (continued)

Diageo has 14 strategic brands that it markets worldwide. Diageo considers these brands to have the greatest current and future earnings potential. Figures for strategic brands include related ready to drink products, unless otherwise indicated.

        In the year ended 30 June 2011, strategic brands accounted for 65% of total volume (95.8 million equivalent units) and contributed net sales of £6,576 million.

        Johnnie Walker scotch whiskies comprise Johnnie Walker Red Label, Johnnie Walker Black Label and several other brand variants. During the year ended 30 June 2011, Johnnie Walker Red Label sold 10.9 million equivalent units, Johnnie Walker Black Label sold 6.1 million equivalent units and the remaining variants sold 0.8 million equivalent units. The Johnnie Walker franchise was ranked, by volume, as the number one premium scotch whisky and the number three premium spirit brand in the world.

        Smirnoff achieved volume of 28.3 million equivalent units in the year ended 30 June 2011. Smirnoff vodka volume was 24.5 million equivalent units. It was ranked, by volume, as the number one premium vodka and the number one premium spirit brand in the world. Smirnoff ready to drink volume totalled 3.8 million equivalent units.

        Baileys was ranked, by volume, as the number one liqueur in the world, having sold 6.8 million equivalent units in the year ended 30 June 2011.

        Captain Morgan was ranked number two in the world by volume, amongst its competitive set, the rum category, with volume of 9.1 million equivalent units in the year ended 30 June 2011.

        Guinness is the group's only strategic beer brand, and for the year ended 30 June 2011 achieved volume of 11 million equivalent units.

        Certain strategic brands were also ranked, by volume, among the leading premium distilled spirits brands by Impact Databank. These include: Jose Cuervo, ranked the number one premium tequila in the world; Crown Royal Canadian whisky, ranked the number one Canadian whisky in the world; Tanqueray gin, ranked the number one imported gin in the United States; and JeB scotch whisky (comprising JeB Rare, JeB Reserve, JeB Manhattan and JeB Jet), ranked the number four premium scotch whisky in the world. During the year ended 30 June 2011, Jose Cuervo, Crown Royal, Tanqueray and JeB sold 4.6 million, 5.1 million, 2.0 million and 4.6 million equivalent units, respectively.

        Other strategic brands, Buchanan's, Windsor, Bushmills, Ketel One vodka and Cîroc sold 1.5 million, 1.0 million, 0.6 million, 2.1 million and 1.3 million equivalent units, respectively, in the year ended 30 June 2011.

Other spirits brands include:
Gordon's gin and vodka
Old Parr scotch whisky
Bell's scotch whisky
The Classic Malts scotch whiskies
Seagram's 7 Crown whiskey and Seagram's VO whisky
Cacique rum
White Horse scotch whisky
Don Julio tequila
Bundaberg rum

Business description (continued)

For the year ended 30 June 2011, other spirits brands contributed volume of 33.8 million equivalent units, representing 23% of total Diageo volume, and net sales of £1,684 million.

Other beer brands include:
Malta Guinness non-alcoholic malt
Harp lager
Tusker lager
Smithwick's ale
Senator lager
Red Stripe lager

In the year ended 30 June 2011, Diageo sold 14.8 million equivalent units of beers other than Guinness, achieving net sales of £1,029 million. Other beer volume was mainly attributable to owned brands with a minority being attributable to beers brewed and/or sold under licence, such as Budweiser lager and Carlsberg lager in Ireland, Tiger beer in Malaysia and Heineken lager in Jamaica.

Wine brands include:
Blossom Hill
Sterling Vineyards
Beaulieu Vineyard
Navarro Correas
Acacia Vineyard
Rosenblum Cellars
Piat d'Or
Chalone Vineyard
Santa Rita

For the year ended 30 June 2011, wine volume was 3.1 million equivalent units, contributing net sales of £488 million.

Production    Diageo owns 106 production facilities including maltings, distilleries, breweries, packaging plants, maturation warehouses, cooperages, vineyards, wineries and distribution warehouses. Production also occurs at plants owned and operated by third parties and joint ventures at a number of locations internationally.

        Approximately 85% of total production is undertaken by Global Supply organised into four production centres, namely Europe Supply, America Supply, Global Beer Supply and Asia Supply. The remaining production activities of the group are integrated with the distribution organisation, principally in Africa within International. The majority of Global Supply's production centres have several production facilities. The locations, principal activities, products, packaging production capacity and packaging production volume of Global Supply's principal production centres in the year ended 30 June 2011 are set out in the table below.

Business description (continued)

Production centre	Location	Principal products	Production capacity in millions of equivalent units*	Production volume in 2011 in millions of equivalent units
Europe Supply	United Kingdom	Scotch whisky, gin, vodka, rum, ready to drink	81	51
	Ireland (Baileys)	Irish cream liqueur, vodka	13	8
	Italy (Santa Vittoria)	Vodka, wine, rum, ready to drink	10	6
America Supply	United States	Vodka, gin, tequila, rum, wine, American whiskey, progressive adult beverages, ready to drink	37	30
	Canada	Vodka, gin, rum, Canadian whisky	9	9
Global Beer Supply	Ireland (Guinness)	Beer	9	8
	Jamaica	Beer	1	1
Asia Supply	Australia	Rum, vodka, ready to drink	4	3
	Philippines	Whisky, gin, vodka	2	1

*
Capacity represents ongoing production capacity at any production centre. The production capacities quoted in the table are based on actual production levels for the year ended 30 June 2011 adjusted for the elimination of unplanned losses and inefficiencies, and taking into account planned manning levels for the coming year.

Spirits are produced in distilleries located worldwide. The group owns 29 scotch whisky distilleries in Scotland, an Irish whiskey distillery in Northern Ireland, two whisky distilleries in Canada, a whisky distillery in the United States and vodka/gin distilleries in the United Kingdom and the United States. Diageo produces Smirnoff vodka internationally, Popov vodka and Gordon's vodka in the United States, and Baileys in the Republic of Ireland and Northern Ireland. Rum is blended and bottled in the United States, Canada, Italy and the United Kingdom, and is distilled, blended and bottled in Australia and Venezuela. All of Diageo's maturing scotch whisky is located in warehouses in Scotland (primarily at Blackgrange), its maturing Canadian whisky in La Salle and Gimli in Canada and all its maturing American whiskey in Kentucky and Tennessee in the United States.

        In July 2009, the group announced a restructuring of its operations in Scotland. The plans included the consolidation of distilling, packaging and warehousing activities and involved the closure of a packaging plant, a distillery and a cooperage over a three-year period. Investment is concentrated in the production sites at Leven in Fife where a new packaging facility has become operational in the summer of 2011, at Shieldhall near Glasgow and at a new state of the art cooperage at Cambus near Alloa. The Kilmarnock packaging facility will close in the spring of 2012.

        In May 2011 Diageo announced the closure of the Menlo Park bottling plant in California and the specialty product building at the Relay plant in Maryland, in the United States. New investment will be made in the North American spirits supply chain over the next 18 months principally in the packaging plants at Plainfield in Illinois and Relay in Maryland.

Business description (continued)

        In the year ended 30 June 2010 Diageo also announced the closure of the Dorval bottling plant in Quebec Canada with the production moved to Delta Beverages in Woodbridge, Ontario. In addition, a restructuring of the Daventry distribution centre in the United Kingdom was announced in 2010.

        In June 2008, Diageo and the government of the US Virgin Islands announced a public/private initiative for the construction and operation of a high capacity distillery in St Croix. This new facility became operational in November 2010 and has the capacity to distil up to 13 million equivalent units annually and will supply all bulk rum used to produce Captain Morgan branded products for the United States.

        Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, South Africa, Australia, the United States and Canada.

        Diageo's principal brewing facilities are at the St James's Gate brewery in Dublin and in Kilkenny, Waterford and Dundalk in the Republic of Ireland, and in Nigeria, Kenya, Ghana, Cameroon, Tanzania, Malaysia and Jamaica. Ireland is the main exporter of the Guinness brand. In other countries, Guinness is brewed by third parties under licence arrangements. In addition, Diageo owns a 25% equity interest in Sedibeng brewery in South Africa.

        All Guinness Draught production is at the St James's Gate brewery in Dublin in the Republic of Ireland. Guinness Draught in cans and bottles is packaged at Runcorn and Belfast in the United Kingdom. The Runcorn facility performs the kegging of Guinness Draught, transported to the United Kingdom in bulk for the Great Britain market.

        Diageo announced the restructuring of its brewing operations in Ireland in 2008 with the intention of consolidating operations to a new greenfield brewery in the Dublin area and decommissioning the existing brewing infrastructure. The project was reviewed in 2009 due to the changing economic conditions both globally and locally in Ireland. A review of options continued in 2011 to examine the desirability of network consolidation. The project remains under review and a business case for investment behind consolidation is being developed for approval.

        Diageo's principal wineries are in the United States and Argentina. For European markets, wines are mainly bottled in Diageo's facilities in Italy. Wines are sold both in their local markets and overseas.

Property, plant and equipment    Diageo owns or leases land and buildings throughout the world. The principal production facilities are described above. As at 30 June 2011, Diageo's land and buildings are included in the group's consolidated balance sheet at a net book value of £734 million. Diageo's two largest individual facilities, in terms of book value, are Leven bottling and blending facility in Scotland and St James's Gate brewery in Dublin. Diageo's properties are primarily a variety of manufacturing, distilling, brewing, bottling and administration facilities spread across the group's worldwide operations, as well as vineyards and wineries in the United States. Approximately 40%, 20% and 19% of the book value of Diageo's land and buildings comprise properties located in Great Britain, Ireland and the United States, respectively. Approximately 90% by value of the group's properties are owned and approximately 3% are held under leases running for 50 years or longer.

        During the years ended 30 June 2011 and 30 June 2010 a number of vineyards and facilities located in Napa Valley, California were purchased and leased back to Diageo under a 20-year lease, with Diageo holding options to extend the lease at fair value for up to 80 years in total. Diageo remains the operator of the properties under the lease agreement and retains ownership of the brands, vines and grapes, which remain a strategic part of Diageo's wine business.

Business description (continued)

Raw materials and supply agreements    The group has a number of long term contracts in place for the purchase of significant raw materials including glass, other packaging, tequila, bulk whisky, neutral spirits, cream, rum and grapes. In addition, forward contracts are in place for the purchase of other raw materials including sugar and cereals to minimise the effects of short term price fluctuations.

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

        Diageo has a supply agreement with Destilería Serrallés Inc, a Puerto Rican corporation, under which Diageo purchases all bulk rum for use in Captain Morgan products sold in the United States. Diageo and Destilería Serrallés Inc have agreed that this supply agreement will terminate with effect from the end of December 2011, from which time Diageo intends to source rum for its Captain Morgan products from the Diageo distillery that has recently been constructed in the US Virgin Islands.

        Diageo has an exclusive and perpetual supply agreement with the Nolet Group, a Dutch company, for the supply of Ketel One vodka.

Marketing and distribution    Diageo is committed to investing in its brands. In the year ended 30 June 2011, £1,538 million was spent worldwide on marketing brands with a focus on the fourteen strategic brands that accounted for 78% of total marketing spend.

        Diageo makes extensive use of magazine, newspaper, point of sale and poster and billboard advertising, and uses radio, cinema, television and internet advertising where appropriate and permitted by law to engage with consumers and customers. Diageo runs consumer promotional programmes in the on trade (for example, licensed bars and restaurants) and supports customers in both the on and off trades with shopper/consumer promotions. Sponsorship is utilised in brand marketing with Diageo currently active in the sponsorship of the Vodafone McLaren Mercedes Formula One Team, a NASCAR racing team and the Johnnie Walker golf championships.

Business analysis    In the year ended 30 June 2011, North America, Europe, International and Asia Pacific contributed 41%, 26%, 26% and 7%, respectively, of the group's operating profit before exceptional items and corporate costs.

Business description (continued)

        An analysis of net sales and operating profit by operating segment for the year ended 30 June 2011 is set out in the table below.

	2011			2010
	Net sales	Operating profit/(loss) before exceptional items	Operating profit/(loss)	Net sales	Operating profit/(loss) before exceptional items	Operating profit/(loss)
	£ million	£ million	£ million	£ million	£ million	£ million
North America	3,324	1,255	1,232	3,306	1,170	1,132
Europe	2,614	778	621	2,759	859	806
International	2,747	804	791	2,627	771	766
Asia Pacific	1,181	208	158	1,018	176	146
Global Supply	—	—	(35)	—	—	(39)
Corporate	70	(161)	(172)	70	(225)	(237)

Total	9,936	2,884	2,595	9,780	2,751	2,574

North America    North America is the largest market for Diageo in terms of operating profit, and the largest market for premium drinks in the world. In the year ended 30 June 2011 Diageo marketed its products through four units: US Spirits, Diageo Chateau & Estate Wines, Diageo-Guinness USA and Diageo Canada. For the year ending 30 June 2012 North America will include the North American operations of Global Travel.

        The US Spirits business, while managed as a single business unit, executes sales and marketing activities through 14 teams or clusters. National brand strategy and strategic accounts marketing are managed at the corporate North America level. The spirits clusters market the majority of Diageo's collection of spirits brands (including Smirnoff vodka, Baileys Original Irish Cream liqueur, Jose Cuervo tequila, Johnnie Walker scotch whisky, Captain Morgan, Tanqueray gin, JeB scotch whisky, Crown Royal Canadian whisky, Seagram's 7 Crown American whiskey, Seagram's VO Canadian whisky, Buchanan's scotch whisky, Ketel One vodka and Cîroc vodka) across the United States.

        Diageo Chateau & Estate Wines (DC&E) owns, leases and operates wineries in California (including Beaulieu Vineyard, Sterling Vineyards, Chalone Vineyard, Acacia, Rosenblum and Provenance Vineyards) and markets these and other wines across the United States. Over the last 12 months, DC&E completed its rationalisation strategy and disposed of its vineyards and facilities at Canoe Ridge, Echelon, Edna Valley, Sagelands and Moon Mountain and disposed of other brands and assets. Diageo-Guinness USA markets Diageo's US beer brands (including Guinness stout, Harp lager, Red Stripe lager and Smithwick's ale) as well as the group's progressive adult beverages (including Smirnoff Ice, Smirnoff premium mixed drinks, Captain Morgan Parrot Bay Tropical Malt Beverage and Jeremiah Weed ready to drink).

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

Business description (continued)

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

        Across the United States, Diageo's distributors and brokers have over 2,800 dedicated sales people focused on selling its spirits and wine brands. Diageo has pursued a distribution strategy centred around consolidating the distribution of Diageo's US spirits and wine brands into a single distributor or broker in each state where possible. The strategy is designed to provide a consolidated distribution network, which will limit the duplication of activities between Diageo and the distributor, improve Diageo's and distributors' selling capabilities and enable a number of alternative approaches to optimise product distribution. To date, Diageo has consolidated its business in 41 markets (40 states plus Washington DC), representing over 80% of Diageo's US spirits and wine volume. The remaining states will be consolidated as opportunities arise. Diageo is now focused on building the capabilities and selling tools of the distributors' dedicated sales forces and creating a more efficient and effective value chain.

Europe    In the year ended 30 June 2011 Diageo Europe comprised six units: Great Britain, Ireland, Iberia, Northern Europe, Southern Europe, and Russia and Eastern Europe. For the year ending 30 June 2012 Europe will comprise four units: Western Europe, Russia and Eastern Europe, Turkey and the European operations of Global Travel.

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

International    In the year ended 30 June 2011 Diageo International comprised Latin America and the Caribbean (including Mexico), Africa (excluding North Africa) and Global Travel and Middle East business (including North Africa). For the year ending 30 June 2012 Latin America and the Caribbean and Africa will be reported separately, Global Travel will be included in the geographical regions where the individual operations are located and the Middle East will become part of Asia Pacific.

        In Latin America and the Caribbean, distribution is achieved through a mixture of Diageo companies and third party distributors. In addition, Diageo owns a controlling interest in Desnoes & Geddes Limited, the Jamaican brewer of Red Stripe lager.

        Africa provides some of the longest established and largest markets for the Guinness brand, with the brewing of Guinness Foreign Extra Stout in a number of African countries, either through subsidiaries or under licence. Diageo has a three-way venture with Heineken and Namibia Breweries Limited in South Africa for a combined beer, cider and ready to drink collection of brands. Diageo also has a 25% equity interest in a venture with Heineken which owns a brewery in Gauteng, South Africa. Diageo has a wholly owned brewery in Cameroon and also has majority owned breweries in Nigeria, Kenya, Tanzania, Ghana, Uganda and the Seychelles.

        Global Travel and Middle East encompasses a sales and marketing organisation which targets the international consumer in duty free and travel retail outlets such as airport shops, airlines and ferries around the world, and distribution of Diageo brands in the Middle East and North Africa. The global nature of the travel channel and its organization structure allows a specialist Diageo management team to apply a co-ordinated approach to brand building initiatives and to build on consumer insights in this trade channel, where consumer behaviour tends to be different from domestic markets. In the Middle East and North Africa, distribution is achieved through third party distributors. Lebanon is an exception, where a Diageo subsidiary distributes the majority of the Diageo brands sold there.

Asia Pacific    In the year ended 30 June 2011, Diageo Asia Pacific comprised India, the People's Republic of China, South Korea, Japan, Thailand, Vietnam, Singapore, Malaysia and other Asian markets, Australia and New Zealand. For the year ending 30 June 2012, Asia Pacific will also comprise the Middle East business and Global Travel operations that are located in that region.

        In China, Hong Kong and Macau Diageo distributes the majority of its spirit brands through a joint venture arrangement with Moët Hennessy. Diageo has a wholly owned subsidiary in China for brands not included in the joint venture such as Smirnoff, Windsor and Baileys. On 14 July 2011, Diageo acquired an additional 4% equity stake in Sichuan Chengdu Quanxing Company Ltd. (Quanxing) from Chengdu Yingsheng Investment Holding Co., Ltd. bringing the equity stake owned by Diageo to 53%. Quanxing is a holding company controlling a 39.7% equity stake in Sichuan ShuiJingFang Co., Ltd (ShuiJingFang), a super premium Chinese white spirits company listed on the Shanghai Stock Exchange. Diageo is the sole distributor of ShuiJingFang's Chinese white spirits outside of China.

Business description (continued)

        Diageo works with a number of joint venture partners in Asia Pacific. In Thailand, Malaysia and Singapore, Diageo distributes the majority of its spirits brands through joint venture arrangements with Moët Hennessy.

        In South Korea, India, Vietnam and Taiwan, Diageo's own distribution companies distribute the majority of Diageo's brands. In Vietnam, Diageo entered into a strategic partnership agreement with Hanoi Liquor Joint Stock Company (Halico) in January 2011. In addition, Diageo acquired a 24.9% equity stake in Halico from VinaCapital Vietnam Opportunity Fund Limited, for £34 million.

        In Japan, the joint venture with Moët Hennessy distributes super premium brands, such as the super deluxe variants of Johnnie Walker, while the joint venture with Kirin distributes Diageo's other premium spirits such as Johnnie Walker Black Label and Smirnoff, as well as Guinness and Smirnoff Ice. Other spirit brands, which are not distributed by either Moët Hennessy or the Kirin joint venture, are distributed by third parties.

        In Indonesia, Guinness is brewed by PT Multi Bintang Indonesia (MBI), and is distributed through a distribution agreement with PT Dima Indonesia while spirit brands are distributed by government licensed distributors. In the Philippines, Diageo Philippines Inc, a 51% Diageo owned joint venture, distributes the brands. In Malaysia, Diageo's own and third party beers are brewed and distributed by a listed business (Guinness Anchor Berhad) in which Diageo and its partner, Asia Pacific Breweries, have a majority share through a jointly controlled entity. In Singapore, Diageo's beer brands are brewed and distributed by Asia Pacific Breweries.

        The remaining markets in Asia are generally served by third party distribution networks monitored by regional offices.

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

        Production is managed by four Global Supply production centres, Europe Supply, America Supply, Global Beer Supply and Asia Supply. Europe Supply comprises Scotland (scotch whisky, gin, vodka, rum and ready to drink), Baileys Ireland (Irish cream liqueur and vodka) and Santa Vittoria Italy (vodka, wine, rum and ready to drink), all producing goods for markets globally. America Supply comprises North America Spirits Supply located in the United States and Canada (vodka, gin, tequila, rum, Canadian whisky, American whiskey, progressive adult beverages, wine and ready to drink) with domestic distribution, Venezuela (rum), US Virgin Islands (rum) and North America wines. Global Beer Supply produces Guinness and other beers in Ireland distributed primarily in Europe and North America and beer in Jamaica. Asia Supply comprises Singapore (Baileys and scotch whisky packaging), the Philippines and Australia (rum, vodka and ready to drink).

        Global Procurement has responsibility for sourcing goods and services on behalf of the Diageo group.

        A global network of suppliers provides for a wide range of raw materials and packaging items that are necessary to ensure consistency of quality to support the brands. With the high level of dependency

Business description (continued)

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

        Diageo aims to be amongst the most admired companies in all key geographies. Consistent with this, Diageo participated in independent surveys during the year and is currently rated in the top 10 employers in eight of its key markets. Further to this aim, Diageo endeavours to create a workplace that is both welcoming and challenging for all employees. Diageo values diversity in its workforce and works to ensure that the group is inclusive of all people, regardless of their background or style. To enhance diversity, Diageo aims to create opportunities that are attractive to a wide range of candidates, including those with disabilities, and seeks to make working for Diageo compatible with a variety of lifestyles. Diageo sponsors an ever growing number of employee networks around the world that seek to support diverse interest groups. The company also seeks to design and adjust roles to accommodate people's lifestyles, and increasingly encourages flexible working. Not only is this approach to inclusion and diversity consistent with Diageo's values, it is also believed to be important for the long term health of the organisation. As part of Diageo's global policies, Diageo emphasises the importance of treating individuals justly and in a non-discriminatory manner in all aspects of employment, including recruitment, compensation and benefits, training, promotion, transfer and termination. Accordingly, factors not relevant to the requirements of a role, including without limitation race, religion, colour, ethnic or national origin, disability, sexual orientation, gender or marital status, are not considered, and reasonable adjustments are considered (and if necessary appropriate training provided) so that no individual is disadvantaged.

        Diageo strongly believes in the value of its employees sharing in the company's success and actively encourage employees to become shareholders. The group seeks out opportunities to extend employee share ownership around the world and in 2011 31 countries operated an all employee share plan. A further two countries will be invited to participate in Diageo's International Sharematch Plan later this year. This, combined with existing employee share plans, will further extend the opportunity to the majority of employees across a significant number of Diageo's markets to share in the company's growth and success. As at 30 June 2011, 16,057 past and present employees held 1.17% (2010 – 0.74%) of Diageo's ordinary issued share capital.

Business description (continued)

        Diageo strives to keep its employees well informed on and engaged with the company's strategy and business goals as a high priority, focusing on dialogue and consultation (both formal and informal) on changes that affect its employees.

	2011	2010	2009
Average number of employees
North America	1,690	1,615	2,258
Europe	2,912	3,007	3,253
International	5,867	5,097	4,952
Asia Pacific	2,705	2,636	2,668
Global Supply	7,802	8,171	8,116
Corporate and other	2,810	2,761	2,792

	23,786	23,287	24,039

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

        In the year ended 30 June 2011, the group's research and development expenditure amounted to £17 million (2010 – £13 million; 2009 – £17 million). Research and development expenditure is generally written off in the year in which it is incurred.

Trademarks    Diageo produces, sells and distributes branded goods and is therefore substantially dependent on the maintenance and protection of its trademarks. All brand names mentioned in this document are trademarks. The group also holds numerous licences and trade secrets, as well as having substantial trade knowledge related to its products. The group believes that its significant trademarks are registered and/or otherwise protected (insofar as legal protections are available) in all material respects in its most important markets. Diageo also owns valuable patents and trade secrets for technology and takes all reasonable steps to protect these rights.

Business description (continued)

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

Business description (continued)

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

Associates    Diageo's principal associate is Moët Hennessy. It also owns shares in a number of other associates. In the year ended 30 June 2011, the share of profits of associates after tax was £176 million (2010 – £142 million; 2009 – £164 million), of which Moët Hennessy accounted for £179 million (2010 – £134 million; 2009 – £151 million).

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

Acquisitions and disposals    Diageo has made a number of acquisitions of brands, distribution rights and equity interests in premium drinks businesses. In the three years ended 30 June 2011 acquisitions include the following:

        On 17 December 2008 Diageo purchased the remaining 25% equity stake in the company that owns the Smirnov brand in Russia for £35 million. This company unites the Smirnoff/Smirnov brands in Russia under common ownership and is the exclusive distributor of Smirnov and Diageo's spirits brands in Russia. Diageo currently operates in Russia through this wholly owned subsidiary.

        On 16 June 2009, Diageo acquired the remaining 80% of equity in Stirrings LLC for £6 million and provided £7 million as deferred consideration payable in 2014.

        On 29 June 2010, Diageo acquired an additional 28.75% equity stake in the London Group, owner of the Nuvo brand, an ultra-premium vodka-based sparkling liqueur, for a consideration of $45 million (£29 million). This increased Diageo's equity stake in London Group to 71.25%. Diageo has an obligation to purchase the remaining equity stake of 28.75% at a pre-agreed profit multiple, reflecting fair value in 2013.

        On 30 September 2010, Diageo acquired a 20% equity stake in LNJ Group, LLC, owner of the 22 Marquis brand, a sparkling liqueur, for a consideration of $10 million (£6 million). Depending on the performance of the brand in the next three years Diageo has a contractual right to increase its

Business description (continued)

ownership to 50% without additional consideration. Diageo also has an option to purchase the remaining 50% equity stake at a pre-agreed profit multiple, reflecting fair value in 2014.

        On 22 October 2010, Diageo completed the acquisition of a 51% equity stake in Serengeti Breweries Limited (SBL), a beer business based in Tanzania. SBL owns the Premium Serengeti Lager brand and a number of other brands and three breweries in Tanzania. The enterprise value was £60 million including borrowings acquired of £22 million. The acquisition price included deferred consideration of £6 million. Transaction costs of £2 million were incurred during the year ended 30 June 2011 (2010 – £5 million). Diageo owns SBL through its 50.03% subsidiary East African Breweries Limited (EABL) and consolidates 100% of SBL with a 75% non-controlling interest. Diageo has a call option for the remaining 49% equity of SBL exercisable in 2013, calculated on a profit multiple of SBL.

        On 13 May 2011, Diageo acquired an 18.67% equity stake in Halico, the largest domestic branded spirits producer in Vietnam, for a consideration of VND 798 billion (£24 million). The purchase of a further 6.26% equity stake in Halico was completed on 26 May 2011 for a consideration of VND 268 billion (£8 million). Additional costs of £2 million in respect of the acquisition have been incurred in the year ended 30 June 2011 (2010 – £1 million).

        On 5 July 2011, Diageo completed the acquisition of a 50% equity controlling stake in Rum Creations Products Inc (RCP), the owner of the Zacapa rum brand, from Industrias Licoreras de Guatemala (ILG) for a consideration of $225 million (£140 million) (including $35 million of deferred compensation). ILG has a put option to sell the remaining 50% equity stake exercisable from 2016 calculated on a profit multiple. In addition, the transaction provided Diageo with perpetual global distribution rights for Zacapa rum, excluding distribution in Guatemala and the domestic markets of El Salvador, Honduras, Nicaragua, Costa Rica, Belize and Panama. Diageo will consolidate the results of RCP.

        On 14 July 2011, Diageo acquired an additional 4% equity stake in Sichuan Chengdu Quanxing Group Company Ltd. (Quanxing) from Chengdu Yingsheng Investment Holding Co., Ltd. The consideration for the additional 4% equity stake was RMB 140 million (£13 million). The acquisition of the 4% equity stake brings Diageo's shareholding in Quanxing to 53%. Quanxing is a holding company controlling a 39.7% equity stake in Sichuan ShuiJingFang Co., Ltd. (ShuiJingFang), a super premium Chinese white spirits company listed on the Shanghai Stock Exchange. Diageo has become the indirect largest shareholder of ShuiJingFang and, in accordance with Chinese takeover regulations and, subject to securing the approval of the China Securities Regulatory Commission (CSRC), expects to make a mandatory tender offer to all the other shareholders of ShuiJingFang. The tender offer is expected to be completed by the end of the calendar year. Were all other ShuiJingFang shareholders to accept the tender offer, the amount payable would be RMB 6.3 billion (£606 million). As required by Chinese law, 20% of the maximum consideration payable under the tender offer (£119 million) was deposited with China's securities depositary and clearing agency, Shanghai branch in the year ended 30 June 2010. Quanxing was accounted for as an associate up to 14 July 2011 but following the acquisition of the additional 4% equity stake it became a subsidiary with a 47% non-controlling interest.

        On 6 June 2011 Diageo agreed to purchase SABMiller Africa BV's 20% equity stake in Kenya Breweries Limited (KBL) through its 50.03% subsidiary, EABL, for cash consideration of the US dollar equivalent of 19.5 billion Kenyan shillings at completion (£136 million). The acquisition is dependent on EABL disposing of its 20% equity stake in Tanzania Breweries Limited by way of public offer. Currently EABL owns an 80% equity stake in KBL. KBL has terminated a brewing and distribution agreement with SABMiller International BV and has ceased to distribute SABMiller's brands in Kenya.

Business description (continued)

        On 23 August 2011, having received the necessary regulatory clearances, Diageo completed the acquisition of Mey Içki Sanayi VE Ticaret A.S. (Mey Içki) from TPG Capital and the Actera group. The Turkish Competition Authority clearance is conditional upon the subsequent disposal of the Mey Içki brands Hare liqueur and Maestro gin. Diageo anticipates that these disposals will be completed in the year ending 30 June 2012. Mey Içki is the leading producer and distributor of raki in Turkey and also owns other brands including vodka and wine brands. Mey Içki will be fully consolidated and transforms Diageo's existing position in this fast growing spirits market. In the year ended 31 December 2010 Mey Içki had net sales of TRL766 million. The enterprise value for the acquisition is $2.1 billion (£1.3 billion).

        During the year ended 30 June 2011 a number of non-strategic wine businesses were sold in the United States and France as part of the restructuring of the US wine operations. In addition, in the year ended 30 June 2011 the group disposed of the Gilbeys wine distribution and wholesale drinks business in Ireland.

Risk factors

Diageo believes the following to be the principal risks and uncertainties facing the group. If any of these risks occur, Diageo's business, financial condition and results of operations could suffer and the trading price and liquidity of securities could decline.

        In the ongoing uncertain economic environment, certain risks may gain more prominence either individually or when taken together. The following are examples of ways that any of the risks below may become exacerbated. Demand for beverage alcohol products, in particular luxury or super premium products, may decrease with a reduction in consumer spending levels. Costs of operations may increase if inflation were to become prevalent in the economic environment, or upon an increase in the costs of raw materials. These factors may also lead to intensified competition for market share, with consequential potential adverse effects on volumes and prices. The financial and economic situation may have a negative impact on third parties with whom Diageo does, or may do, business. Any of these factors may affect the group's results of operations, financial condition and liquidity. Diageo has taken and may take steps to manage its business through this challenging economic environment and position its business to benefit from economic recovery as and when it may occur in the various markets in which Diageo operates, but there can be no assurance that the steps taken will have the intended results.

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

Business description (continued)

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

Regulatory decisions and changes in the legal and regulatory environment could increase Diageo's costs and liabilities or limit its business activities    Diageo's operations are subject to extensive regulatory requirements which include those in respect of production, product liability, distribution, importation, marketing, promotion, sales, pricing, labelling, packaging, advertising, labour, pensions, compliance and control systems, and environmental issues. Changes in laws, regulations or governmental or regulatory policies and/or practices could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in countries where Diageo operates may impose new labelling, product or production requirements, limitations on the advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, other restrictions on marketing, promotion, importation and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products. Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on its sales or damage its reputation. An increase in the stringency of the regulatory environment could cause Diageo to incur material additional costs or liabilities that could adversely affect its business.

        In addition, beverage alcohol products are the subject of national excise, import duty and other duties in most countries around the world. An increase in excise, import duty or other duties could have a significant adverse effect on Diageo's sales revenue or margin, both through reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

        Diageo's reported after tax income is calculated based on extensive tax and accounting requirements in each of its relevant jurisdictions of operation. Changes in tax law (including tax rates), accounting policies and accounting standards could materially reduce Diageo's reported after tax income.

Business description (continued)

Diageo is subject to litigation directed at the beverage alcohol industry and other litigation    Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. Diageo may be subject to litigation with tax, customs and other regulatory authorities, including with respect to the methodology for assessing importation value, transfer pricing and compliance matters, and Diageo is routinely subject to litigation in the ordinary course of its operations. Diageo may also be subject to litigation arising from legacy and discontinued activities. Such litigation may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and as a result, Diageo's business could be materially adversely affected. For additional information with respect to legal proceedings, see 'Additional information for shareholders – Legal proceedings' and note 31 to the consolidated financial statements.

Contamination, counterfeiting or other events could harm the integrity of customer support for Diageo's brands and adversely affect the sales of those brands    The success of Diageo's brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally, or through deliberate third party action, or other events that harm the integrity or consumer support for those brands, could adversely affect their sales. Diageo purchases most of the raw materials for the production and packaging of its products from third party producers or on the open market. Diageo may be subject to liability if contaminants in those raw materials or defects in the distillation, fermentation or bottling process lead to low beverage quality or illness among, or injury to, Diageo's consumers. In addition, Diageo may voluntarily recall products in the event of contamination or damage. A significant product liability judgement or a widespread product recall may negatively impact on sales and profitability of the affected brand or all Diageo brands for a period of time depending on product availability, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, resulting negative publicity could adversely affect Diageo's reputation with existing and potential customers and its corporate and brand image.

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

Business description (continued)

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

Diageo's business may be adversely impacted by unfavourable economic conditions or political or other developments and risks in the countries in which it operates    Diageo may be adversely affected by political and economic developments or industrial action in any of the countries where Diageo has distribution networks, production facilities or marketing companies. Diageo's business is dependent on general economic conditions in the United States, countries that form the European Union and other important markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, customer destocking, the failure of customer, supplier or financial counterparties or a reduction in the availability of, or an increase in the cost of financing to, Diageo, could have a material adverse effect on Diageo's business and results of operations. Moreover, a substantial portion of Diageo's operations, representing approximately one third of Diageo's net sales for the year ended 30 June 2011, are carried out in emerging markets, including Brazil, Venezuela, Mexico, Russia and emerging markets in Africa and Asia.

        Diageo's operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Political and/or social unrest, potential health issues (including pandemic issues), natural disasters and terrorist threats and/or acts may also occur in various places around the world, which will have an impact on trade, tourism and travel. Many of these risks are heightened, or occur more frequently, in emerging markets. These disruptions can affect Diageo's ability to import or export products and to repatriate funds, as well as affecting the levels of consumer demand (for example, in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo's levels of sales or profitability. Emerging markets are also generally exposed to relatively higher risk of liquidity, inflation, devaluation, price volatility, currency convertibility and country default. Due to Diageo's specific exposures, any or all of the foregoing factors may affect Diageo disproportionately or in a different manner as compared to its competitors.

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

An increase in the cost of raw materials or energy could affect Diageo's profitability    The components that Diageo uses for the production of its beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty and/or governmental controls. Commodity price changes may result in unexpected increases in the cost of raw materials, glass bottles, flavours and other packaging materials and Diageo's beverage products. Diageo may also be adversely affected by shortages of raw materials, glass bottles, flavours or packaging materials. In addition, energy cost increases result in higher transportation, freight and other operating costs. Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit. Diageo may experience significant increases in commodity costs and energy costs.

Diageo's operating results may be adversely affected by disruption to production facilities, business service centres or information systems and change programs may not deliver the benefits intended    Diageo would be affected if there were a catastrophic failure of its major production facilities or business service centres. See 'Business description – Premium drinks – Production' for details of Diageo's principal production areas. Diageo operates production facilities around the world. If there were a technical integrity failure, fire or explosion at one of Diageo's production facilities, it could result in damage to the facilities, plant or equipment, their surroundings or the environment, could lead to a loss in production capacity, or could result in regulatory action, legal liability or damage to Diageo's reputation. In addition, the maintenance and development of information systems may result in systems failures which may adversely affect business operations.

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

        Any failure of information systems could adversely impact Diageo's ability to operate. As with all large systems, Diageo's information systems could be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes. Such unauthorised access could disrupt Diageo's business and/or lead to loss of assets or to outside parties having access to privileged

Business description (continued)

data or strategic information of Diageo and its employees, customers and consumers, or to making such information public in a manner that harms Diageo's reputation. The concentration of processes in business service centres also means that any disruption arising from system failure or physical plant issues could impact a large portion of Diageo's global business.

        Certain change programmes designed to improve the effectiveness and efficiency of end-to-end operating, administrative and financial systems and processes continue to be undertaken. This includes moving transaction processing from a number of markets to business service centres. There can be no certainty that these programmes will deliver the expected operational benefits. There may be disruption caused to production processes and to administrative and financial systems as further changes to such processes are effected. They could also lead to adverse customer or consumer reaction.

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

        Diageo may be adversely affected by fluctuations in exchange rates. The results of operations of Diageo are accounted for in pounds sterling. Approximately 36% of sales in the year ended 30 June 2011 were in US dollars, approximately 15% were in euros and approximately 12% were in sterling. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo's reported results of operations from year to year.

        Diageo may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. To partly delay any adverse impact from interest rate movements, the group's policy is to maintain fixed rate borrowings within a band of 40% to 60% of forecast net

Business description (continued)

borrowings, and the overall net borrowings portfolio is managed according to a duration measure. See 'Business review – Risk management'.

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

Diageo may not be able to protect its intellectual property rights    Given the importance of brand recognition to its business, Diageo has invested considerable effort in protecting its intellectual property rights, including trademark registration and domain names. Diageo's patents cover some of its process technology, including some aspects of its bottle marking technology. Diageo also uses security measures and agreements to protect its confidential information and trade secrets. However, Diageo cannot be certain that the steps it has taken will be sufficient or that third parties will not infringe on or misappropriate its intellectual property rights in its brands or products. Moreover, some of the countries in which Diageo operates offer less intellectual property protection than Europe or North America. Given the attractiveness of Diageo's brands to consumers, it is not uncommon for counterfeit products to be manufactured and traded. Diageo cannot be certain that the steps it takes to assist the authorities to prevent, detect and eliminate counterfeit products will be effective in preventing material loss of profits or erosion of brand equity resulting from lower quality or even dangerous counterfeit product reaching the market. If Diageo is unable to protect its intellectual property rights against infringement or misappropriation, this could materially harm its future financial results and ability to develop its business.

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

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking statements'. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in

Business description (continued)

relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

  •
  global and regional economic downturns;

  •
  increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo's market share, increase expenses and hinder growth potential;

  •
  the effects of Diageo's strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

  •
  Diageo's ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;

  •
  legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption, or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;

  •
  developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo's profitability or reputation;

  •
  developments in the Colombian litigation, Korean customs dispute, thalidomide litigation or any similar proceedings;

  •
  changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo's brands;

  •
  changes in the cost or supply of raw materials, labour, energy and/or water;

  •
  changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;

  •
  levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

  •
  renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licenses on favourable terms when they expire;

  •
  termination of existing distribution or licence manufacturing rights on agency brands;

  •
  disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;

Business description (continued)

  •
  technological developments that may affect the distribution of products or impede Diageo's ability to protect its intellectual property rights; and

  •
  changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo's access to or increase the cost of financing or which may affect Diageo's financial results and movements in the value of Diageo's pension funds.

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

        This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2011.

        The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. This document includes information about Diageo's target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

        Past performance cannot be relied upon as a guide to future performance.

Business review

Introduction

Information presented    Diageo is the world's leading premium drinks business and operates on an international scale selling all types of beverage alcohol. It is one of a small number of premium drinks companies that operate across spirits, beer and wine. Diageo's brands have broad consumer appeal across geographies, and as a result, the business is organised under the business areas of North America, Europe, International, Asia Pacific and Global Supply. In view of the focus on reporting results by the location of third party customers in explaining the group's performance in the business review, the results of the Global Supply segment have been allocated to the geographic segments. The following discussion is based on Diageo's results for the year ended 30 June 2011 compared with the year ended 30 June 2010, and the year ended 30 June 2010 compared with the year ended 30 June 2009.

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

        In addition, references to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Blue Label, Johnnie Walker Blue Label King George V, The John Walker, Classic Malts, The Singleton of Glen Ord, The Singleton of Glendullan, The Singleton of Dufftown, Buchanan's Special Reserve, Buchanan's Red Seal, Dimple 18 year old, Bulleit Bourbon, Tanqueray No. 10, Cîroc, Ketel One vodka, Don Julio, Zacapa and Godiva.

Presentation of information in relation to the business    In addition to describing the significant factors impacting on the income statement compared to the prior year for both of the years ended 30 June 2011 and 30 June 2010, additional information is also presented on the operating performance and cash flows of the group.

        There are several principal financial key performance indicators not specifically used in the consolidated financial statements themselves (non-GAAP measures) used by the group's management to assess the performance of the group in addition to income statement measures of performance. These are volume, the organic movements in volume, sales, net sales, gross margin, operating margin, marketing spend, operating profit and free cash flow.

        These key performance indicators are described below:

Volume    is a non-GAAP measure that has been measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer.

Business review (continued)

Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine-litre cases divide by five.

Organic movements    in volume, sales, net sales, gross margin, operating margin, marketing spend and operating profit are non-GAAP measures. The performance of the group is discussed using these measures.

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

        Acquisitions, disposals and exceptional items also impact on the reported performance and therefore the reported movement in any year in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

        The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as 'organic' performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both years.

        Diageo's strategic planning and budgeting process is based on organic movements in volume, sales, net sales, marketing spend and operating profit, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group's management.

        These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

        The group's management believes these measures provide valuable additional information for users of the financial statements in understanding the group's performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both years. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

Free cash flow    is a non-GAAP measure that comprises the net cash flow from operating activities as aggregated with the net purchase and disposal of investments, property, plant and equipment and computer software that form part of net cash flow from investing activities. The group's management believes the measure assists users of the financial statements in understanding the group's cash generating performance as it comprises items which arise from the running of the ongoing business.

        The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the acquisition and disposal of subsidiaries, associates and businesses. The group's management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sale of businesses are discretionary. However, free cash flow does not

Business review (continued)

necessarily reflect all amounts which the group has either a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and sale of businesses, equity dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

        The free cash flow measure is used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Operating results 2011 compared with 2010

Summary consolidated income statement

	Year ended 30 June
	2011	2010
	£ million	£ million
Sales	13,232	12,958
Excise duties	(3,296)	(3,178)

Net sales	9,936	9,780
Operating costs before exceptional items	(7,052)	(7,029)

Operating profit before exceptional items	2,884	2,751
Exceptional operating items	(289)	(177)

Operating profit	2,595	2,574
Sale of businesses	(14)	(15)
Net finance charges	(397)	(462)
Share of associates' profits after tax	176	142

Profit before taxation	2,360	2,239
Taxation	(343)	(477)

Profit from continuing operations	2,017	1,762
Discontinued operations	—	(19)

Profit for the year	2,017	1,743

Attributable to:
Equity shareholders of the parent company	1,900	1,629
Non-controlling interests	117	114

	2,017	1,743

Sales and net sales    On a reported basis, sales increased by £274 million from £12,958 million in the year ended 30 June 2010 to £13,232 million in the year 30 June 2011 and net sales increased by £156 million from £9,780 million in the year ended 30 June 2010 to £9,936 million in the year ended 30 June 2011. Exchange rate movements decreased reported sales by £252 million and reported net sales by £221 million. Acquisitions increased reported sales by £38 million and reported net sales by £30 million for the year. Disposals decreased reported sales by £94 million and reported net sales by £85 million for the year.

Operating costs before exceptional items    On a reported basis, operating costs before exceptional items increased by £23 million in the year ended 30 June 2011 due to a decrease in cost of sales of

Business review (continued)

£70 million from £4,053 million to £3,983 million, an increase in marketing spend of £119 million from £1,419 million to £1,538 million, and a decrease in other operating expenses before exceptional costs of £26 million, from £1,557 million to £1,531 million. The impact of exchange rate movements decreased total operating costs before exceptional items by £239 million.

Exceptional operating items    Exceptional operating costs of £289 million for the year ended 30 June 2011 (2010 – £177 million) comprised a net charge of £111 million (2010 – £142 million) in respect of restructuring programmes, an impairment charge of £39 million (2010 – £35 million) in respect of the Ursus brand reflecting the impact of the significant downturn in the economy in one of its principal markets, Greece, a charge of £92 million (2010 – £nil) in respect of the settlement of the dispute with the Turkish customs authorities regarding import duty payable on beverage alcohol products sold in the domestic channel in Turkey, a charge of £35 million (2010 – £nil) in respect of the settlement with the Thai customs authorities regarding a dispute over the price of imported goods and a charge of £12 million (2010 – £nil) in respect of the settlement with the Securities and Exchange Commission regarding various regulatory and control matters.

        Restructuring programmes totalling £111 million comprise £77 million (2010 – £nil) for the operating model review announced in May 2011 primarily in respect of employee termination charges, £24 million (2010 – £93 million) for the restructuring of Global Supply operations in Scotland and the United States primarily in respect of accelerated depreciation and redundancies and £10 million (2010 – £12 million) for the restructuring of the group's brewing operations in Ireland announced in 2008 in respect of accelerated depreciation. In the year ended 30 June 2010 restructuring programmes also included a charge of £85 million for the global restructuring programme and a £48 million net credit for the restructuring of the wines business in the United States.

        In the year ended 30 June 2011 total restructuring cash expenditure was £118 million (2010 – £145 million) and the cash payments made for the exceptional SEC and duty settlements amounted to £141 million (2010 – £nil). An exceptional charge of approximately £120 million is expected to be incurred in the year ending 30 June 2012 primarily in respect of the operating model review, while cash expenditure is expected to be approximately £200 million.

Post employment plans    Post employment net costs for the year ended 30 June 2011 were a charge of £105 million (2010 – £133 million) comprising £110 million (2010 – £92 million) included in operating costs before exceptional items, pension curtailment gains of £7 million (2010 – £6 million) in exceptional items and a charge of £3 million (2010 – £47 million) in net finance charges. In the year ending 30 June 2012 the finance income under IAS 19 is expected to be £5 million.

        The deficit in respect of post employment plans before taxation decreased by £367 million from £1,205 million at 30 June 2010 to £838 million at 30 June 2011 primarily as a result of an increase in the market value of assets held by the post employment plans. Cash contributions to the group's UK and Irish pension schemes in the year ended 30 June 2011 were £150 million and are expected to be approximately £150 million for the year ending 30 June 2012.

Operating profit    Reported operating profit for the year ended 30 June 2011 increased by £21 million to £2,595 million from £2,574 million in the prior year. Before exceptional operating items, operating profit for the year ended 30 June 2011 increased by £133 million to £2,884 million from £2,751 million in the prior year. Exchange rate movements increased both operating profit and operating profit before exceptional items for the year ended 30 June 2011 by £18 million. Acquisitions decreased reported operating profit by £13 million for the year. Disposals decreased reported operating profit by £1 million for the year.

Business review (continued)

Exceptional non-operating items    A net loss before taxation of £14 million on sale of businesses arose on the disposal of a number of small wine businesses in Europe and in the United States and on the termination of a joint venture in India. In the year ended 30 June 2010 sale of businesses comprised a charge of £26 million in respect of the anticipated loss on the disposal of certain non-strategic wine brands in the United States and a gain of £11 million arising on the revaluation of the equity holding in the London Group, the owner of the Nuvo brand, following the acquisition of a majority equity stake in the London Group.

Net finance charges    Net finance charges decreased from £462 million in the year ended 30 June 2010 to £397 million in the year ended 30 June 2011.

        Net interest charge decreased by £6 million from £375 million in the prior year to £369 million in the year ended 30 June 2011. The effective interest rate was 4.9% in the year ended 30 June 2011 (2010 – 4.8%) and average net borrowings excluding interest rate related fair value adjustments decreased by £0.7 billion compared to the prior year. The income statement interest cover was 8.3 times and cash interest cover was 10.6 times (2010 – 7.7 times and 10.3 times, respectively).

        Net other finance charges for the year ended 30 June 2011 were £28 million (2010 – £87 million). There was a decrease of £44 million in finance charges in respect of post employment plans from £47 million in the year ended 30 June 2010 to £3 million in the year ended 30 June 2011. Other finance charges also included £16 million (2010 – £18 million) on unwinding of discounts on liabilities and a hyperinflation adjustment of £9 million (2010 – £16 million) in respect of the group's Venezuela operations. In the year ended 30 June 2010 an additional £4 million other finance income was recognised and a £10 million charge in respect of exchange rate translation differences on inter-company funding arrangements where hedge accounting was not applicable.

Associates    The group's share of associates' profits after interest and tax was £176 million for the year ended 30 June 2011 compared to £142 million in the prior year. Diageo's 34% equity interest in Moët Hennessy contributed £179 million (2010 – £134 million) to share of associates' profits after interest and tax.

Profit before taxation    Profit before taxation increased by £121 million from £2,239 million in the prior year to £2,360 million in the year ended 30 June 2011.

Taxation    The reported tax rate for the year ended 30 June 2011 was 14.5% compared with 21.3% for the year ended 30 June 2010. Factors that reduced the reported tax rate included settlements agreed with tax authorities that gave rise to releases of tax provisions and an increase of £115 million in the carrying value of deferred tax assets in respect of brands under the taxation basis applicable at 30 June 2011. In the future it is expected that the tax rate will be below the 22% experienced in the recent past but not as low as the tax rate in the year ended 30 June 2011.

Discontinued operations    Discontinued operations in the year ended 30 June 2010 comprised a charge after taxation of £19 million in respect of anticipated future payments to thalidomide claimants.

Exchange rate and other movements    Foreign exchange movements in the year ended 30 June 2011 decreased net sales by £221 million, increased operating profit before exceptional items by £18 million, decreased profit from associates by £5 million and reduced net finance charges by £1 million.

        Foreign exchange movements in the year ended 30 June 2011 were adversely impacted by the Venezuelan bolivar. For the year ending 30 June 2012 foreign exchange movements are estimated to decrease operating profit by about £25 million and are not expected to materially affect the net finance

Business review (continued)

charge based on applying current exchange rates (£1 = $1.63; £1 = €1.15). This guidance excludes the impact of IAS 21 and 39.

Dividend    The directors recommend a final dividend of 24.90 pence per share, an increase of 6% from the year ended 30 June 2010. The full dividend will therefore be 40.40 pence per share, an increase of 6% from the year ended 30 June 2010. Subject to approval by shareholders, the final dividend will be paid on 24 October 2011 to shareholders on the register on 9 September 2011. Payment to US ADR holders will be made on 28 October 2011. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 3 October 2011.

Analysis by business area and brand

In order to assist the reader of the financial statements, the following comparison of 2011 with 2010 includes tables which present the exchange, acquisitions and disposals and organic components of the year on year movement for each of volume, sales, net sales, marketing spend and operating profit. Organic movements in the tables below are calculated as follows:

(a)    The organic movement percentage is the amount in the column headed Organic movement in the tables above expressed as a percentage of the aggregate of the amount in the column headed 2010 Reported, the amount in the column headed Exchange and the amount, if any, in respect of acquisitions and disposals that have benefited the prior year included in the column headed Acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to recalculate the prior year results as if they had been generated at the current year's exchange rates.

(b)    Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current or prior year, the group, in organic movement calculations, excludes the results for that business from the current year and prior year. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. For acquisitions in the current year, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior year, post acquisition results are included in full in the prior year but are included in the organic movement calculation from the anniversary of the acquisition date in the current year. The acquisition column also eliminates the impact of transaction costs directly attributable to acquisitions that have been publicly announced and charged to operating profit in the current or prior year.

        The organic movement calculations for volume, sales, net sales, marketing spend and operating profit for the year ended 30 June 2011 were as follows:

	2010 Reported units	Acquisitions and disposals(2) units	Organic movement units	2011 Reported units	Organic movement
	million	million	million	million	%
Volume
North America	51.8	(0.2)	—	51.6	—
Europe	39.2	(0.1)	(0.6)	38.5	(2)
International	40.3	0.6	3.4	44.3	9
Asia Pacific	12.1	—	1.0	13.1	9

Total volume	143.4	0.3	3.8	147.5	3

Business review (continued)

	2010 Reported	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2011 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Sales
North America	3,853	(33)	(58)	91	3,853	2
Europe	4,371	(39)	(33)	(109)	4,190	(3)
International	3,222	(281)	36	407	3,384	14
Asia Pacific	1,442	101	(1)	193	1,735	13
Corporate	70	—	—	—	70

Total sales	12,958	(252)	(56)	582	13,232	5

Net sales
North America	3,306	(25)	(58)	101	3,324	3
Europe	2,759	(32)	(25)	(88)	2,614	(3)
International	2,627	(229)	28	321	2,747	13
Asia Pacific	1,018	65	—	98	1,181	9
Corporate	70	—	—	—	70

Total net sales	9,780	(221)	(55)	432	9,936	5

Excise duties	3,178				3,296

Total sales	12,958				13,232

Marketing spend
North America	472	(3)	(1)	34	502	7
Europe	412	(5)	(1)	(16)	390	(4)
International	302	(6)	4	68	368	23
Asia Pacific	233	12	1	32	278	13

Total marketing spend	1,419	(2)	3	118	1,538	8

Operating profit
North America	1,170	(12)	(1)	98	1,255	8
Europe	859	(12)	(7)	(62)	778	(7)
International	771	(90)	(5)	128	804	19
Asia Pacific	176	8	(1)	25	208	13
Corporate	(225)	124	—	(60)	(161)

Total operating profit before exceptional items	2,751	18	(14)	129	2,884	5

Exceptional items(3)	(177)				(289)

Total operating profit	2,574				2,595

Notes:    Information relating to the organic movement calculations

(1)
The exchange adjustments for sales, net sales, marketing spend and operating profit are the retranslation of prior year reported results at current year exchange rates and are principally in respect of the Venezuelan bolivar, the euro and the US dollar.

Business review (continued)

(2)
The impacts of acquisitions and disposals are excluded from the organic movement. In the year ended 30 June 2011 the only acquisition that affected volume, sales, net sales, marketing spend and operating profit was the acquisition of Serengeti Breweries which contributed volume, sales, net sales and operating loss of 0.6 million equivalent units, £38 million, £30 million and £7 million, respectively. Disposals in the year ended 30 June 2011 were the disposals as a result of the reorganisation of the group's US wines operations and the disposal of the Gilbeys wholesale wine business in Ireland. An adjustment is also made to exclude directly attributable transaction costs incurred in the year ended 30 June 2011 of £22 million, netted against acquisition costs of £12 million incurred in the year ended 30 June 2010 primarily in respect of the acquisition of Serengeti Breweries, Zacapa, Mey Içki and the additional equity stake in Quanxing.

(3)
Exceptional operating costs of £289 million for the year ended 30 June 2011 (2010 – £177 million) comprised a net charge of £111 million (2010 – £142 million) in respect of restructuring programmes, an impairment charge of £39 million (2010 – £35 million) in respect of the Ursus brand reflecting the impact of the significant downturn in the economy in one of its principal markets, Greece, a charge of £92 million (2010 – £nil) in respect of the settlement of the dispute with the Turkish customs authorities regarding import duty payable on beverage alcohol products sold in the domestic channel in Turkey, a charge of £35 million (2010 – £nil) in respect of the settlement with the Thai customs authorities regarding a dispute over the price of imported goods and a charge of £12 million (2010 – £nil) in respect of the settlement with the Securities and Exchange Commission regarding various regulatory and control matters.

Corporate revenue and costs

Net sales were £70 million in the year ended 30 June 2011, flat relative to the comparable prior period. Net operating charges were £161 million in the year ended 30 June 2011 having been £225 million in the year ended 30 June 2010. The movement was made up of:

  •
  Included in corporate was a benefit of £21 million, versus a charge of £40 million in the year ended 30 June 2010 arising from currency transaction hedging which is controlled centrally;

  •
  A £2 million reduction in underlying corporate costs;

  •
  Beneficial exchange differences of £123 million which arose on the movement between transaction exchange rates achieved in 2011 and those achieved in 2010.

Business review (continued)

Category review

	Volume* movement	Organic net sales movement	Reported net sales movement
	%	%	%
Category performance
Spirits	3	6	3
Beer	1	4	3
Wine	(2)	6	(11)
Ready to drink	(3)	(1)	—
Total	3	5	2
Strategic brand performance**
Whisk(e)y:	4	7	2
Johnnie Walker	11	11	11
Crown Royal	1	3	2
JeB	(6)	(8)	(8)
Buchanan's	2	14	(21)
Windsor	3	8	12
Bushmills	9	10	11

Vodka:	2	7	7
Smirnoff	1	(1)	(1)
Ketel One vodka	1	1	—
Cîroc	123	126	122

Liqueurs:	3	1	7
Baileys	3	1	—

Rum:	2	2	(3)
Captain Morgan	4	4	4

Tequila:	5	5	3
Jose Cuervo	4	3	1

Gin:	—	2	1
Tanqueray	3	4	3

Beer:	1	4	3
Guinness	2	3	2

*
Organic equals reported movement except for beer which was 3% and wine which was (11)% due to acquisitions and disposals.

**
Spirits brands excluding ready to drink.

Business review (continued)

Spirits:    Net sales grew across all spirits categories and across all price segments, with the super premium segment growing significantly faster than the others.

Whisk(e)y:    The growth of whisk(e)y delivered almost half of Diageo's incremental net sales, driven by success in emerging markets. Johnnie Walker is Diageo's biggest brand and was the biggest contributor to total net sales growth, with the fastest growth coming from super deluxe variants, up 25%. Emerging markets net sales were up 19% supported by incremental marketing investment behind proven global growth drivers, including the 'Walk with Giants' and 'Step Inside the Circuit' campaigns and ongoing grand prix sponsorships.

        Innovation drove the growth of Crown Royal, with the successful launch of Crown Royal Black, a variant which attracts super premium bourbon consumers. Sold at a higher price point than the base brand, Crown Royal Black improved brand mix, and, together with a reduction in discounting, delivered two percentage points of price/mix improvement as the brand gained share in the growing North American whiskey category.

        Overall JeB brand performance was impacted by the weak scotch market in Spain, the brand's largest market. However, in its second largest market, France, the brand performed well with net sales up 9% supported by increased marketing spend and campaigns advertising new bottle formats.

        Price increases on Buchanan's in Latin America, the success of the new Buchanan's Master and increased marketing investment drove double digit net sales growth. In the United States net sales grew 41%. Up-weighted marketing investment and rapidly expanded distribution allowed Buchanan's to reach more of its core multi-cultural consumers and Buchanan's is now the fastest growing scotch in the market.

        Windsor extended its scotch leadership position in Korea. Windsor 12 continued to perform strongly and price increases across the variants delivered positive price/mix. Marketing spend was focused on the 'World's No.1' campaign which built on Windsor's gold medal at the prestigious 2010 International Wines and Spirits Competition.

        Bushmills grew net sales in all regions with a particularly strong second half, primarily driven by a 29% net sales increase in Russia and Eastern Europe. Marketing spend was focused behind global growth drivers, the 'Bushmills Brothers' campaign and the launch of new packaging for Bushmills single malt.

Vodka:    Diageo's vodka portfolio grew net sales 7% in a competitive category. Strong Smirnoff growth in International and Asia partially offset net sales decline in the United States and Europe. The decision to reduce promotional activity in the United States resulted in share loss. In Europe, net sales declined due to lower volume and negative channel mix in Great Britain and challenging economic conditions in Spain and Greece. Marketing spend increased 11% behind the Smirnoff 'Nightlife Exchange Project' globally. The majority of the increase focused on emerging markets, especially Latin America and India to position the brand for emerging middle class consumers.

        In the United States, Ketel One vodka net sales and share were maintained as the brand held its price positioning. There was some weakness in flavours but Ketel One vodka grew, supported by the 'Gentlemen this is vodka' campaign. The roll out of Ketel One vodka into markets outside the United States, particularly in Latin America, drove the net sales growth of the brand globally.

        The performance of Diageo's vodka brands was led by Cîroc, which more than doubled its net sales. Innovation on the brand, the new Coconut and Red Berry flavours, is supporting growth. The brand's appeal continues to increase and it gained share in the ultra premium vodka segment following

Business review (continued)

distribution gains and the success of its multicultural marketing programmes. Cîroc is now sold in over 70 countries outside its United States base.

Rum:    Diageo's largest rum brand, Captain Morgan, grew net sales in every region outside the United States. Growth was particularly strong in Canada, Great Britain and Germany where the brand gained share and delivered double digit growth. In the United States, the brand's net sales declined as smaller competitors have gained share by pricing and discounting aggressively in a flat category. However, Captain Morgan is one of the strongest and most enduring industry icons and the new marketing campaign will build on this.

        Net sales of Diageo's second largest rum brand, Cacique, declined as growth in Venezuela was offset by declines in its largest market, Spain. Bundaberg grew in Australia driven by innovation, led by the launch of Bundy 5, a white rum, and Bundaberg limited editions. In July, Diageo acquired a controlling stake in the super premium rum, Zacapa. The brand grew strongly in every region delivering double digit net sales growth on the back of targeted distribution expansion and super premium sampling activities.

Liqueurs:    Baileys returned to growth with the launch of the new campaign 'Baileys. Let's do this again'. It was supported by strong sales programmes that drove increased visibility and gifting, and the launch of the new Hazelnut flavour. Performance improved in North America and in emerging markets net sales grew 21%.

Tequila:    Despite lower competitor pricing Jose Cuervo grew in the United States as a result of a successful on trade events programme, innovation in on trade dispense and the strong growth of the super premium segment. Jose Cuervo price/mix was negative but this was offset by the growth of super premium Don Julio and price/mix was flat for the category. Don Julio's net sales growth accounted for roughly half of the category growth.

Gin:    Growth of Tanqueray was driven by Spain, Canada and Global Travel and Middle East. Spain contributed more than a third of growth, where despite the difficult economic conditions, premium gin brands performed well and Tanqueray gained volume share through strong promotional sales drivers in the off trade. In contrast, the United States gin category declined. Tanqueray reduced discounting and focused on visibility drivers to maintain net sales.

Beer:    The 4% net sales growth in beer was driven by the emerging markets of Africa and Asia Pacific where incremental marketing spend on Guinness and local lager brands, and price increases in selected markets drove positive price/mix for the category. Africa net sales grew 11% and Guinness returned to growth led by Nigeria and Cameroon, supported by an 18% increase in marketing spend across the region. Net sales of Guinness declined in Ireland and Great Britain where the beer category was weak, particularly in the on trade. Local lager brands such as Harp, Senator and Tusker in Africa, and Tiger in Malaysia delivered further growth for the category.

Wine:    Volume declined in North America, offset by improved price/mix. In Great Britain, a strong Bordeaux campaign and price increases delivered net sales growth of 14%.

Ready to drink:    Weakness in Europe and North America led to a 1% drop in net sales. In the United States, a successful programme of innovation slowed the rate of decline. In Australia, there was a return to growth driven by Smirnoff Ice and the emergence of the new ready to serve segment through innovations such as Smirnoff Signature Serves. Ready to drink continued to grow in emerging markets such as Nigeria and Brazil.

Business review (continued)

2011

North America

Performance

Key financials	2010 Reported	Exchange	Acquisitions and disposals	Organic movement	2011 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	3,306	(25)	(58)	101	3,324	1
Marketing spend	472	(3)	(1)	34	502	6
Operating profit before exceptional items	1,170	(12)	(1)	98	1,255	7
Exceptional items	(38)				(23)

Operating profit	1,132				1,232	9

Brand performance	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key countries and categories:
North America	—	3	1
United States	—	3	—
Canada	3	3	8
Spirits	—	4	3
Beer	1	2	2
Wine	(4)	(1)	(21)
Ready to drink	(3)	(3)	(4)
The strategic brands:**
Johnnie Walker	(2)	1	—
Smirnoff	—	(1)	(2)
Baileys	1	—	(1)
Captain Morgan	(2)	(2)	(2)
Jose Cuervo	4	3	2
Tanqueray	—	1	—
Crown Royal	1	3	2
Ketel One vodka	(1)	—	(1)
Buchanan's	37	41	39
Cîroc	124	128	126
Guinness	3	4	3

*
Organic equals reported movement for volume, except for wine where reported movement was (19)% due to disposals in the year.

**
Spirits brands excluding ready to drink.

"While overall consumer confidence remains subdued we have seen some recovery and, importantly for our business, this recovery has been stronger in the premium, and especially the super premium,

Business review (continued)

segments. Against this background we have focused on value creation. We have reduced the level of promotional activity, invested behind our premium brands and driven strong growth through innovation. The result has been that volume has been maintained while net sales grew 3%. Focus on supply efficiencies and better top line mix led to gross margin improvement. Overheads were reduced as marketing was increased and operating profit grew 8%. We have put in place improvements to our sales structure and distribution footprint that will drive further efficiencies and even better alignment with our wholesalers, all of which will enhance our strong platform."

Ivan Menezes
President, Diageo North America

Key highlights

  •
  Performance in North America was driven by the growth of spirits in the United States, where net sales were up 4%.

  •
  Spirits volume in the United States remained flat as the reduction in promotional spend and heavy competition in the vodka and rum categories resulted in share loss.

  •
  Positive price/mix in the United States was driven by the growth of Cîroc, Crown Royal Black, Buchanan's and the silver and super premium variants of Jose Cuervo.

  •
  Marketing spend increased 7% mainly behind the strategic brands and campaigns such as Cîroc's 'Smooth Talk' and 'Cîroc the New Year' television campaigns; Smirnoff's continued sponsorship of 'Master of the Mix' in the United States and the Smirnoff 'Nightlife Exchange Project' in Canada; new television activations of the 'Gentlemen, this is vodka' campaign for Ketel One vodka; and dedicated television advertising behind the silver variants of Jose Cuervo Especial and Tradicional.

  •
  Improved operating margin was driven by positive price/mix and ongoing initiatives to reduce production costs which resulted in cost of goods savings.

  •
  Beer volume and net sales growth was driven by Guinness, which offset weakness in Harp and Smithwicks. Price increases on Guinness drove price/mix improvements in beer.

  •
  The wine division has been restructured, a number of wine brands sold and the final sale and leaseback of vineyards and facilities in California completed. Price increases on Beaulieu Vineyards reserve tier wines and distribution gains by Acacia Vineyard drove three percentage points of price/mix in wines.

  •
  Ready to drink net sales declined 3%. Smirnoff Ice volume was weak but innovations have been successful including Baileys Mudslide, Jeremiah Weed malt based beverages, Jose Cuervo Light Margaritas and Smirnoff Mixed Drinks.

  •
  In Canada net sales grew 3% and Diageo gained share led by the strong performance of Smirnoff and Captain Morgan.

Business review (continued)

2011

Europe

Performance

Key financials	2010 Reported	Exchange	Acquisitions and disposals	Organic movement	2011 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	2,759	(32)	(25)	(88)	2,614	(5)
Marketing spend	412	(5)	(1)	(16)	390	(5)
Operating profit before exceptional items	859	(12)	(7)	(62)	778	(9)
Exceptional items	(53)				(157)

Operating profit	806				621	(23)

Brand performance	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key countries and categories:
Europe	(2)	(3)	(5)
Great Britain	—	2	2
Ireland	(1)	(5)	(11)
Iberia	(18)	(18)	(21)
Greece	(33)	(38)	(39)
Russia	9	21	23
Spirits	(1)	(4)	(5)
Beer	(5)	(4)	(7)
Wine	(1)	11	2
Ready to drink	(4)	(8)	(9)
The strategic brands:**
Johnnie Walker	(3)	(5)	(6)
Smirnoff	(4)	(11)	(12)
Baileys	—	(2)	(3)
JeB	(5)	(8)	(9)
Captain Morgan	40	38	39
Guinness	(5)	(4)	(5)

*
Organic equals reported movement for volume, except for wine where reported movement was (5)% reflecting the disposal of the Gilbeys wine business and Barton & Guestier and in Ireland where reported movement was (2)% reflecting the disposal of Gilbeys.

**
Spirits brands excluding ready to drink.

"The very challenging trading environments of Spain and Greece are well understood and led to the overall decline in net sales for Europe this year. However, excluding these two markets, net sales in the region grew. Strong performances from our scotch and rum brands led to double digit organic net sales

Business review (continued)

growth in Russia, Eastern Europe and Germany, while Great Britain, France, Benelux and Italy were resilient, with single digit growth. Throughout the year we focused our marketing spend on the biggest opportunities. We made the second year of 'Arthur's Day' bigger than the first, extending it to more cities with greater investment. We rolled out Captain Morgan into new markets with significantly increased spend and we continued to fuel the growth and premiumisation of spirits in Russia and Eastern Europe. At the same time, we took further steps to improve our efficiency. We reduced our overhead costs in the second half and the changes we have made to our operating structure in Western Europe will drive further efficiencies in our business. The acquisition of Mey Içki in Turkey will increase our exposure to faster growing categories and markets in fiscal 2012."

Andrew Morgan
President, Diageo Europe

Key highlights

  •
  Volume in Europe declined 2%. The challenging pricing environment and on trade weakness across most of Europe coupled with the decline of scotch in Southern Europe led to negative price/mix.

  •
  In Great Britain, VAT and duty increases and the channel shift from the on to the off trade were the main drivers in the beverage alcohol market. Within this context, Diageo spirits performed well and gained share while price increases on beer and wine resulted in small share losses. Positive price/mix was primarily a result of the growth of wine, where net sales grew 14%. The growth of wine had a negative impact on gross margin. Marketing spend increased and the incremental investment was focused on super premium brands and innovation. Net sales of reserve brands grew 30% driven by super deluxe scotch. The launch of three new products and a strong media campaign led to share gains in the fast growing premix segment and Diageo finished the year with over 50% of the segment.

  •
  High levels of unemployment and personal tax increases in Ireland continued to restrict consumer spending, particularly in the on trade. Guinness remained the best selling beer in Ireland, but net sales declined due to lower sales in the on trade, while the volume of Diageo's packaged beer increased in the growing off trade. Marketing spend on the brand increased, reflecting the growing momentum of 'Arthur's Day' and the Irish rugby sponsorship. Net sales of spirits grew 2% and Diageo gained share led by the continued success of Captain Morgan with investment behind on trade sampling and promotional activity.

  •
  Net sales in Iberia declined 18%, a deterioration from the first half. This was due to a further reduction in consumer spending in the on trade, which accounts for the majority of scotch and rum sales, as well as some destocking at both the wholesale and retail level. Despite implementing a price increase on spirits in the second half, price/mix remained flat, reflecting the higher proportion of sales through the off trade. There was a strict control of costs resulting in an increase in operating margin for the year.

  •
  Net sales in Greece declined 38% as significant rises in excise duties on spirits and other austerity measures dramatically reduced consumer spending and confidence. As consumers switched to at home consumption, Diageo increased its focus on the off trade, growing volume share of spirits in the off trade and this year was rated number one supplier among all beverage alcohol suppliers. Marketing spend was reduced broadly in line with net sales and activity was

Business review (continued)

    focused on supporting the launch of ready to serve cocktails and premix brands. Overheads were also reduced, but operating margin declined.

  •
  In Russia and Eastern Europe, Diageo delivered double digit net sales growth and positive price/mix due to price increases on spirits and an improvement in brand mix as many Russian consumers began to trade back up in spirits. There was strong growth on Johnnie Walker in all markets, while Bell's and White Horse also performed well in Russia, appealing to those consumers seeking a more affordable entry into the scotch category. Marketing spend was focused on premium and super premium scotch, the roll out of Captain Morgan and driving new premium innovation launches such as White Horse 1900.

  •
  Elsewhere in Europe, international spirits continued to gain momentum. In Germany, Diageo grew net sales 13% and gained share led by Johnnie Walker and the continued success of the Captain Morgan roll out. Diageo resumed shipments to Turkey in the second half having reached settlement in a dispute with Turkish customs authorities for which there was an exceptional charge of £92 million.

Business review (continued)

2011

International

Performance

Key financials	2010 Reported	Exchange	Acquisitions and disposals	Organic movement	2011 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	2,627	(229)	28	321	2,747	5
Marketing spend	302	(6)	4	68	368	22
Operating profit before exceptional items	771	(90)	(5)	128	804	4
Exceptional items	(5)				(13)

Operating profit	766				791	3

Brand performance	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key countries and categories:
International	9	13	5
Latin America and the Caribbean	12	17	(6)
Africa	7	10	11
Global Travel and Middle East	7	14	18
Spirits	13	18	3
Beer	4	10	9
Wine	(6)	16	2
Ready to drink	(9)	1	(5)
The strategic brands:**
Johnnie Walker	20	23	20
Buchanan's	(2)	10	(28)
Smirnoff	9	16	17
Baileys	9	14	8
Guinness	10	10	7

*
Organic equals reported movement for volume, except for wine where reported movement was (14)% primarily due to the disposal of Barton & Guestier and beer where reported movement was 8% due to the acquisition of Serengeti Breweries.

**
Spirits brands excluding ready to drink.

"During the year we reinforced our focus on generating growth in International through brand and portfolio development, innovation and customer partnering. In Latin America scotch continued to grow driven by strong marketing, increased sales focus and improved customer relationships. The vodka, rum and liqueur categories also thrived, as we widened our consumer offerings across new price points. Diageo's spirits business drove a third of the growth in net sales in Africa, as distributor relationships were improved and the introduction of 20cl bottles increased accessibility. Guinness returned to growth

Business review (continued)

in Nigeria and the strong growth of local beers continued, fuelling an 11% increase in net sales for beer in Africa. The role of the Global Travel and Middle East business as the shop window for Diageo's premium brands was reinforced with an increase in marketing spend, significantly ahead of net sales, focusing on scotch and the luxury retail experience. Overall therefore, International delivered net sales growth of 13% and organic operating profit growth of 19%, while continuing to invest in infrastructure, sales execution, innovation and acquisitions, including Serengeti Breweries, creating an enhanced platform for future growth."

Stuart Fletcher
President, Diageo International

Key highlights

  •
  In Latin America, there was strong performance in both scotch and other spirits categories. All markets posted double digit net sales growth with the exception of Venezuela which held net sales flat in difficult market conditions and Colombia which grew 5%. Marketing spend increased as a percentage of net sales to 17.7%.

  •
  A great performance in Brazil was buoyed by increased employment and average income and the wider distribution and sales focus across major cities. Growth accelerated as volume increased 23% driven by double digit growth of scotch and vodka. The growth of scotch delivered positive mix and net sales increased by 27%. The market's core innovation, Smirnoff Caipiroska, continued its strong performance with 18% net sales growth. Marketing spend was increased significantly, focused on the Johnnie Walker 'Keep Walking' campaign, on trade recruitment and strong point of sale execution across all channels.

  •
  In North Latin America and Caribbean net sales grew 15%. Increased consumer demand in key Caribbean and Central American markets, improved customer relationships and pricing drove a strong performance. Johnnie Walker Black Label led net sales growth followed by Buchanan's, Baileys and Smirnoff. A 9% increase in marketing spend was focused on scotch.

  •
  Volume in Mexico grew 20% driven by scotch and rum. The faster growth of non-scotch brands, as the business increased its category breadth, led to negative price/mix and net sales increased 18%. Marketing spend increased significantly, mainly behind scotch, rum and vodka and Diageo grew its volume share of total spirits.

  •
  In Venezuela a challenging economic environment with currency restrictions led to lower scotch volume. Diageo's locally produced rum brands, Cacique and Pampero, delivered strong net sales growth. Marketing spend as a percentage of net sales declined as a fall in scotch spend was only partially offset by increased spend behind local brands.

  •
  In Africa continued investment behind marketing and distribution, driving the strong growth of beer and momentum behind spirits brands, delivered another successful year with double digit net sales growth.

  •
  Volume grew 9% in Nigeria as Guinness returned to growth, double digit growth of Harp continued and Smirnoff Ice grew strongly as the new can format increased accessibility. Price increases and product mix drove an increase in net sales of 14%. Marketing spend increased, driven by sponsorship of 'Guinness. The Match' and relationship marketing as Guinness reinforced its association with football. Spend also increased behind 'Malta Guinness Street Dance'.

Business review (continued)

  •
  8% volume growth in East Africa was primarily driven by spirits, following a duty reduction on spirits in Kenya and growth in Senator lager. The increase in the volume of local spirits brands negatively impacted price/mix and net sales grew 7%. Increased marketing spend was focused behind Tusker and Guinness.

  •
  In South Africa ready to drink contributed to an overall volume decline of 1%. Net sales growth of scotch more than offset the decline in ready to drink and total net sales increased 2%. Increased marketing spend was focused principally behind Johnnie Walker Red Label and the brand grew volume share.

  •
  Elsewhere in Africa there was double digit volume and net sales growth in beer and spirits. Price increases and sales force focus on execution at the point of purchase drove strong Guinness growth and share gains in Cameroon. In Ghana, Guinness, Malta Guinness and Star drove strong double digit net sales growth despite some continuing supply issues due to water shortages.

  •
  The Global Travel and Middle East business delivered double digit net sales growth driven by scotch and innovation particularly Johnnie Walker Double Black. Marketing spend increased significantly ahead of net sales as passenger numbers increased, focused on the Johnnie Walker 'Step Inside the Circuit' and 'Walk with Giants' campaigns and on luxury sampling and brand experiences in major airports across the globe.

Business review (continued)

2011

Asia Pacific

Performance

Key financials	2010 Reported	Exchange	Acquisitions and disposals	Organic movement	2011 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	1,018	65	—	98	1,181	16
Marketing spend	233	12	1	32	278	19
Operating profit before exceptional items	176	8	(1)	25	208	18
Exceptional items	(30)				(50)

Operating profit	146				158	8

Brand performance	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key countries and categories:
Asia Pacific	9	9	16
Australia	4	4	15
Korea	1	8	12
China	1	(4)	(1)
India	42	79	34
Southeast Asia	12	14	25
Spirits	10	11	17
Beer	—	7	14
Wine	2	10	(8)
Ready to drink	7	7	19
The strategic brands:**
Johnnie Walker	16	12	19
Smirnoff	8	5	12
Windsor	3	8	12
Guinness	(1)	6	12

*
Organic equals reported movement for volume, except for wine where the reported movement is (25)% due to the disposal of Barton & Guestier.

**
Spirits brands excluding ready to drink.

"Our Asia Pacific business built momentum this year, particularly in fast growing emerging markets and in the high value super deluxe segment. The region was focused on accelerating net sales growth, enhancing our position as the number one international spirits company in the region and delivering double digit operating profit growth. With net sales up 9%, share gains in scotch across the region and 13% growth in operating profit, each of these goals was achieved. We also made significant progress on two important transactions this year, ShuiJingFang in China and Halico in Vietnam. Both of these will

Business review (continued)

expand our footprint in key emerging markets and high growth categories, and will help drive future growth across our brand portfolio."

Gilbert Ghostine
President, Diageo Asia Pacific

Key highlights

  •
  Growth in Asia Pacific was driven by scotch, in particular the super deluxe segment in emerging markets. In the developed markets of Asia Pacific, there were strong performances in Australia and Korea.

  •
  Marketing spend increased 13% driven by investments in proven Johnnie Walker growth drivers. Activities included ongoing Grand Prix sponsorships, mentoring programmes to build brand equity and digital campaigns that drove 12% net sales growth for the brand.

  •
  Diageo's business in Australia grew in a challenging market, delivering share gains in spirits and ready to drink through increased focus on customer marketing with the largest off trade accounts, a successful innovation programme and selective price re-positioning. Spirits net sales were up 6% with positive price/mix and ready to drink net sales grew 4%.

  •
  In Korea, Diageo outperformed a declining scotch market with Windsor 12 extending its leadership position and generating eight percentage points of positive price/mix.

  •
  In response to pressure from parallel imports, Diageo adjusted its prices in China which led to a net sales decline of 4%. These imports caused a distortion between sell in and underlying consumer demand which was up as investment increased behind the brands. Diageo's scotch gained volume share in the standard, deluxe and especially the super deluxe segment where incremental marketing spend drove 41% net sales growth in the segment.

  •
  The route to market changes which have been implemented in India resulted in stronger relationships with customers and strong double digit net sales growth. Increased marketing investment in Johnnie Walker Black Label and super deluxe variants; the re-launch of VAT 69 and innovation in Smirnoff with the introduction of Smirnoff Lime drove this growth.

  •
  The strong performance of the Southeast Asia markets was driven by growth in scotch and Guinness. In Thailand, increased marketing spend behind Johnnie Walker led to share gains on Black and Red Label and 23% net sales growth across the brand. Super deluxe scotch, notably Johnnie Walker Blue Label and The Singleton, drove 36% net sales growth in Vietnam. Guinness continued to perform well in Indonesia and Malaysia with share gains in both markets and 7% and 8% net sales growth respectively.

  •
  Elsewhere in Asia, Japan was weakened as a result of the earthquake and tsunami and net sales declined 5% but Diageo gained volume share in key spirits categories. The Singleton is now the second largest single malt brand in Taiwan with net sales growth of 45%, and along with Johnnie Walker super deluxe variants, drove 16% net sales growth for the market.

Business review (continued)

Operating results 2010 compared with 2009

Summary consolidated income statement

	Year ended 30 June
	2010	2009
	£ million	£ million
Sales	12,958	12,283
Excise duties	(3,178)	(2,972)

Net sales	9,780	9,311
Operating costs before exceptional items	(7,029)	(6,723)

Operating profit before exceptional items	2,751	2,588
Exceptional operating items	(177)	(170)

Operating profit	2,574	2,418
Sale of businesses	(15)	—
Net finance charges	(462)	(592)
Share of associates' profits after tax	142	164

Profit before taxation	2,239	1,990
Taxation	(477)	(286)

Profit from continuing operations	1,762	1,704
Discontinued operations	(19)	2

Profit for the year	1,743	1,706

Attributable to:
Equity shareholders	1,629	1,605
Non controlling interests	114	101

	1,743	1,706

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

Operating costs before exceptional items    On a reported basis, operating costs before exceptional items increased by £306 million in the year ended 30 June 2010 due to an increase in cost of sales of £175 million, from £3,878 million to £4,053 million, an increase in marketing spend of £92 million from £1,327 million to £1,419 million, and an increase in other operating expenses before exceptional costs of £39 million, from £1,518 million to £1,557 million. The impact of exchange rate movements increased total operating costs before exceptional items by £141 million.

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

Exceptional non-operating items    A loss of £15 million on sale of businesses comprises a charge of £26 million in respect of the anticipated loss on the disposal of certain non-strategic wine brands in the United States in the year ending 30 June 2011 and a gain of £11 million arising on the revaluation of the equity holding in the London Group, the owner of the Nuvo brand, to revalue Diageo's stake to fair value, following the acquisition of a majority equity stake in the London Group.

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

Exchange rate movements    The current situation in Venezuela with respect to currency controls and the official exchange rate is uncertain. In the year ended 30 June 2010 the Venezuelan denominated operating profit amounted to VEF485 million which was translated at the official exchange rate, $1 = VEF2.15 (£1 = VEF3.51) in the six months ended 31 December 2009 and $1 = VEF4.3 (£1 = VEF6.4) in the six months ended 30 June 2010.

Analysis by business area and brand

In order to assist the reader of the financial statements, the following comparison of 2010 with 2009 includes tables which present the exchange, acquisitions and disposals and organic components of the year on year movement for each of volume, sales, net sales, marketing spend and operating profit.

Business review (continued)

        The organic movement calculations for volume, sales, net sales, marketing spend and operating profit before exceptional items for the year ended 30 June 2010 were as follows:

	2009 Reported units		Acquisitions and disposals units	Organic movements units	2010 Reported units	Organic movement
	million		million	million	million	%
Volume
North America	53.0		0.1	(1.3)	51.8	(2)
Europe	39.0		(0.1)	0.3	39.2	1
International	37.0	*	0.3	3.0	40.3	8
Asia Pacific	11.8		—	0.3	12.1	2

Total	140.8	*	0.3	2.3	143.4	2

*
Decreased by 0.5 million equivalent units from the figures reported for the year ended 30 June 2009.

	2009 Reported	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2010 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Sales
North America	3,858	103	15	(123)	3,853	(3)
Europe	4,279	78	13	1	4,371	—
International	2,803	18	10	391	3,222	14
Asia Pacific	1,268	146	—	28	1,442	2
Corporate	75	1	—	(6)	70

Total sales	12,283	346	38	291	12,958	2

Net sales
North America	3,290	91	15	(90)	3,306	(3)
Europe	2,750	53	10	(54)	2,759	(2)
International	2,286	21	9	311	2,627	13
Asia Pacific	910	101	—	7	1,018	1
Corporate	75	1	—	(6)	70

Total net sales	9,311	267	34	168	9,780	2

Excise duties	2,972				3,178

Total sales	12,283				12,958

Marketing spend
North America	431	12	1	28	472	6
Europe	429	9	—	(26)	412	(6)
International	259	7	1	35	302	13
Asia Pacific	208	18	—	7	233	3

Total marketing spend	1,327	46	2	44	1,419	3

Business review (continued)

	2009 Reported	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2010 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Operating profit
North America	1,138	26	3	3	1,170	—
Europe	853	11	1	(6)	859	(1)
International	649	(27)	(6)	155	771	25
Asia Pacific	159	14	(7)	10	176	6
Corporate	(211)	102	—	(116)	(225)

Total operating profit before exceptional items	2,588	126	(9)	46	2,751	2

Exceptional items(3)	(170)				(177)

Total operating profit	2,418				2,574

Notes

(1)
The exchange adjustments for sales, net sales, marketing spend and operating profit are primarily the retranslation of prior year reported results at current year exchange rates and are principally in respect of the strengthening of the euro and the US dollar partially offset by the weakening of the Nigerian naira and the Venezuelan bolivar fuerte.

(2)
The impacts of acquisitions and disposals are excluded from the organic movement percentages. In the year ended 30 June 2010 there were no acquisitions or disposals impacting organic growth but adjustment is made to exclude the impact of the disposal of the Bordeaux wine agency business in the United States and the acquisitions of Stirrings LLC and the distribution rights of Grand Marnier and Windhoek completed in the year ended 30 June 2009. Adjustment is also made to exclude directly attributable transaction costs incurred in the year ended 30 June 2010 of £12 million primarily in respect of the acquisitions of an additional 4% equity stake in Quanxing and the acquisition of Serengeti Breweries.

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

Business review (continued)

	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Brand performance overview
Global priority brands	—	(1)	3
Other brands**	4	5	8
Total	2	2	5
Global priority brands***
Johnnie Walker	11	7	12
Smirnoff	(1)	(4)	—
Baileys	(1)	(4)	—
Captain Morgan	3	2	6
Jose Cuervo	(13)	(14)	(12)
JeB	(7)	(8)	(3)
Tanqueray	1	(1)	2
Guinness	(3)	—	—
Other brands
Crown Royal – North America	—	(1)	2
Buchanan's International	11	15	13
Ketel One vodka – North America	2	4	6
Windsor – Asia Pacific	—	—	9

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

Johnnie Walker:    Strong second half growth led by emerging markets was the key driver of the full year performance of the Johnnie Walker brand. Johnnie Walker Black Label was the fastest growing variant with double-digit net sales growth driven by GTME, Latin America and South East Asia.

        Marketing spend increased globally behind the 'Walk with Giants' campaign and visibility of the brand was increased in GTME. Four percentage points of negative price/mix resulted from the slower volume growth of super deluxe variants and an increase in price promotional activity.

Smirnoff:    In developed markets, which account for over 80% of Smirnoff's net sales, the vodka category was intensely competitive. In North America, Smirnoff net sales declined 7% mainly due to lapping the increase in stock levels of the prior year. Effective marketing campaigns continued to build the brand's equity and strong consumer offers during key selling periods led to volume share gains in the United States. There was a similar trend in promotional activity in Great Britain where volume grew ahead of net sales. In the brand's largest emerging markets of Brazil and South Africa, net sales grew solidly reflecting Diageo's confidence in the future growth of the vodka category in these key

Business review (continued)

markets. Globally, marketing spend was increased, accelerating in the second half behind flavour launches and activation of the global marketing programme 'Be There'.

Baileys:    After a difficult first half, the brand grew volume and net sales in the second half as markets increased visibility on shelf through the 'Baileys Bows' activation and flavours were launched into new markets. An increase in promotional activity, particularly in Europe over the Christmas period, led to 3 percentage points of negative price/mix.

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

JeB:    The majority of the brand's net sales decline stemmed from Iberia as the spirits market in that region continued to decline, particularly in the on trade. JeB grew share in the on trade in Spain but lost share in the off trade as consumers traded down to less expensive brands in that channel. There was improvement in the second half led by growth in emerging markets and a reduction in the rate of decline in Spain.

Tanqueray:    Double-digit net sales growth in Spain and Great Britain only partially offset 4% net sales decline in North America. Weakness of the higher priced Rangpur and Tanqueray No. 10 variants led to negative price/mix of 2 percentage points.

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

Business review (continued)

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

        Diageo undertakes the majority of its currency transaction hedging centrally and therefore £104 million of positive year on year transaction impact was taken to Corporate. In addition, there was a negative year on year translation impact of £2 million in Corporate. The geographical regions are reported using forecast transaction exchange rates with the difference between forecast and achieved rates being included in Corporate. This amounted to an incremental £82 million cost this year. There was a £34 million increase in underlying corporate net costs mainly due to higher systems investment and business development charges together with the legal and accounting costs associated with ongoing regulatory matters.

2010

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

  •
  Ready to drink declined overall but innovation in the year improved the performance of Smirnoff ready to drink in the United States

  •
  Marketing spend increased by 20% in the second half with investment behind innovation launches and key brands

  •
  Margins benefited from production and overhead cost savings and lower raw material costs

Business review (continued)

Performance

Key measures	2010	2009	Organic movement	Reported movement
	£ million	£ million	%	%
Volume			(2)	(2)
Net sales	3,306	3,290	(3)	—
Marketing spend	472	431	6	10
Operating profit before exceptional items	1,170	1,138	—	3
Operating profit	1,132	1,115		2

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

Organic performance    The weighted average exchange rate used to translate US dollar sales and profit moved from £1 = $1.60 in the year ended 30 June 2009 to £1 = $1.57 in the year ended 30 June 2010. Exchange rate impacts increased net sales by £91 million, acquisitions increased net sales by £15 million and there was an organic decrease in net sales of £90 million. Exchange rate impacts increased operating profit before exceptional items by £26 million, acquisitions and disposals increased operating profit before exceptional items by £3 million and there was an organic increase in operating profit of £3 million.

Brand performance	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	(4)	(5)	(4)	(2)
Other brands	(1)	—	—	4
Total	(2)	(3)	(2)	—
Key brands*
Johnnie Walker	5	4	5	6
Smirnoff	(3)	(7)	(3)	(4)
Baileys	(7)	(7)	(7)	(4)
Captain Morgan	(2)	(3)	(2)	—
Jose Cuervo	(15)	(16)	(15)	(14)
Tanqueray	(2)	(4)	(2)	(1)
Crown Royal	—	(1)	—	2
Guinness	5	4	5	8
Ready to drink	(5)	(7)	(5)	(2)

*
Spirits brands excluding ready to drink.

United States    Johnnie Walker continued to outperform a difficult scotch category. Net sales grew 5% and share grew 1.1 percentage points led by Johnnie Walker Red, Black and Gold Labels. Discounting in the first half and slower net sales growth of some of the higher priced variants led to negative

Business review (continued)

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

        Captain Morgan volume declined as stock levels were maintained against an increase in fiscal 2009 and a slowdown of growth in the rum category. Captain Morgan Original Spiced Rum posted strong share gains of 0.6 percentage points despite decline in net sales and volume. This was partially offset by the introduction of Captain Morgan Lime Bite. Increased discounting to meet consumer demand for lower priced alternatives contributed to the decline in net sales. Marketing spend increased dramatically behind the 'Calling All Captains' campaign, 'Captain and Cola' programming and the launch of Captain Morgan Lime Bite.

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

Business review (continued)

especially in the on trade with net sales up 23%. Buchanan's Special Reserve and Red Seal grew net sales 44% and 32% respectively and became the fastest growing blended scotch brand in the United States. Buchanan's is the clear leader in the US Hispanic market.

        Following the planned destock of the prior year, Diageo's beer brands grew volume 4% and net sales 4% driven predominantly by Guinness. Harp and Smithwick's also grew volume and net sales, albeit off a small base. The introduction of Red Stripe Light helped grow net sales of Red Stripe 3%.

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

        Ready to drink remains challenging for Diageo. Net sales were down 5% and Diageo lost share. Smirnoff malt-based products grew net sales 6% as the strong performance of Smirnoff Ice Mango, Smirnoff Ice Multipack and the introduction of Smirnoff Mixed Drinks, offset the decline of established products. Similarly in the ready to serve segment innovation offset a decline in existing products. In the second half innovation behind Jose Cuervo Margaritas drove improved performance with the introduction of pomegranate and mango flavoured margaritas but the segment remains highly competitive.

        Diageo launched over 30 innovations during the year spanning spirits, beer, wine and ready to drink and through the fiscal year averaged five of the top 10 new items in IRI. Innovation included extensions, which enhanced core brands such as Captain Morgan Lime Bite, Smirnoff Dark Roasted Espresso, Cîroc Coconut and Ketel One Oranje, as well as new brands such as Wily Jack wine and Moon Mountain vodka. Performance of innovation was led by Crown Royal Black, Cîroc Red Berry and Smirnoff mixed drinks.

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

Business review (continued)

2010

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

  •
  Guinness grew share in Great Britain and Ireland but volume was down in a tough beer market

Performance

Key measures	2010	2009	Organic movement	Reported movement
	£ million	£ million	%	%
Volume			1	1
Net sales	2,759	2,750	(2)	—
Marketing spend	412	429	(6)	(4)
Operating profit before exceptional items	859	853	(1)	1
Operating profit	806	801		1

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

Business review (continued)

operating profit before exceptional items by £1 million and there was an organic decrease in operating profit before exceptional items of £6 million.

Brand performance	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	(1)	(3)	(1)	(2)
Other brands	5	—	5	3
Total	1	(2)	1	—
Key brands*
Johnnie Walker	(6)	(4)	(6)	(2)
Smirnoff	—	(6)	—	(5)
Baileys	3	(3)	3	(1)
JeB	(8)	(10)	(8)	(6)
Guinness	(4)	(2)	(4)	(1)
Ready to drink	(6)	(2)	(6)	(1)

*
Spirits brands excluding ready to drink.

Great Britain    A strong performance was delivered in Great Britain with volume up 9% and net sales up 5%, driven by double-digit volume growth from spirits and wine. Solid share gains were achieved in spirits in the key off trade channel through a continued promotional strategy although key Diageo brands continued to sell at a price premium relative to their category. The on trade, in contrast, continued to decline in the low single digits although the rate of pub closures slowed. In this context, Guinness outperformed the beer category with broadly flat net sales through the success of the 'Bring It to Life' and '250th Celebration' campaigns. Baileys and Pimm's both performed well with good volume, net sales and share growth driven by the continued strength of Baileys Flavours and distribution gains of Pimm's supported by a national television campaign. Smirnoff Flavours continued to grow strongly and have been particularly successful in the off trade, where it is now the best selling flavoured vodka range. The negative price/mix of 4 percentage points in Great Britain was driven by the faster growth of the grocery channel with its competitive promotional environment.

Ireland    Diageo's volume and net sales declined 6% and 8% respectively in Ireland, primarily driven by the weakness of the key on trade channel, but with share gains in beer and spirits. Guinness net sales decreased 5% but grew share, especially in the key Republic of Ireland on trade channel, where it has shown over 30 months of consecutive share growth, driven partly by the success of the '250th Celebration' campaign. Harp and Smithwick's also grew share following the successful launch of Harp Ice Cold and the repositioning of Smithwick's brand. Carlsberg performed broadly in line with the market while Budweiser lost share.

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

Business review (continued)

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

Business review (continued)

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

        Marketing spend was down 6% in response to the challenging trading conditions across the region and more particularly in Ireland, Iberia and Eastern Europe. It was increased selectively behind proven campaigns on key brands such as Captain Morgan in Northern Europe, the launch of new flavours of Smirnoff in Great Britain and Johnnie Walker in Russia. Media rate deflation in the largest markets led to the realisation of savings on Guinness and Baileys.

        Customer marketing initiatives were designed to ensure the right products are supplied, available and merchandised in the most effective manner in order to win at the point of purchase. The successful collaboration with key grocery customers continued with seasonal campaigns to increase sales at these key occasions.

2010

International

Key highlights

  •
  Latin America and the Caribbean delivered 15% net sales growth, driven by scotch brands Johnnie Walker, Buchanan's and Old Parr

  •
  Growth of lager brands led to 10% net sales growth in Africa

  •
  Global Travel and Middle East returned to growth, led by the strong growth of premium and super premium brands

  •
  Marketing spend increased ahead of net sales behind the key categories of scotch, beer and vodka

Business review (continued)

Performance

Key measures	2010	2009	Organic movement	Reported movement
	£ million	£ million	%	%
Volume			8	9
Net sales	2,627	2,286	13	15
Marketing spend	302	259	13	17
Operating profit before exceptional items	771	649	25	19
Operating profit	766	627		22

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

Organic performance    Exchange rate impacts increased net sales by £21 million, acquisitions and disposals increased net sales by £9 million and there was an organic increase in net sales of £311 million. Exchange rate impacts decreased operating profit before exceptional items by £27 million, acquisitions and disposals decreased operating profit before exceptional items by £6 million and there was an organic increase in operating profit before exceptional items of £155 million.

Brand performance	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	7	9	7	11
Other brands	9	19	10	19
Total	8	13	9	15
Key brands*
Johnnie Walker	22	17	22	26
Smirnoff	7	7	7	18
Baileys	1	2	1	8
Buchanan's	11	15	11	13
Guinness	(6)	(1)	(6)	(8)
Ready to drink	(7)	7	(7)	10

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

Business review (continued)

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

Africa    Despite a challenging economic environment in South Africa, volume and net sales grew 1%. The scotch category was most affected by the reduction in consumer confidence, however Bell's remained the best selling scotch in the market and Diageo's scotch brands grew share. Smirnoff delivered a strong performance, with net sales up 8%. Trading has generally improved in the second half, with signs of trading up starting to appear, particularly in scotch. Sales of beer through the brandhouse joint venture performed very well and grew share. The strong performance in Nigeria continued with net sales up 23% and Diageo gained share of the beer category. Harp, in particular, performed strongly as distribution gains and increased media activity led to excellent net sales growth for the brand. Guinness net sales declined 1% as a weaker economy led many consumers to trade down to lower priced beers. Marketing activity on Guinness was stepped up significantly, primarily behind television advertising of 'The Scout' and activation around the sponsorship of the Nigerian football team, the 'Super Eagles', during the 2010 football World Cup.

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

Business review (continued)

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

Business review (continued)

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

2010

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

  •
  A strong performance from The Singleton led to 10% net sales growth in Taiwan

  •
  India was impacted by a destock in the first half but the business performed more strongly in the second half

  •
  Marketing spend increased 3% with focused investment on Windsor, Guinness, Johnnie Walker and Smirnoff

Performance

Key measures	2010	2009	Organic movement	Reported movement
	£ million	£ million	%	%
Volume			2	2
Net sales	1,018	910	1	12
Marketing spend	233	208	3	12
Operating profit before exceptional items	176	159	6	11
Operating profit	146	124		18

Reported performance    Net sales increased by £108 million in the year ended 30 June 2010 to £1,018 million, from £910 million in the prior year. Reported operating profit before exceptional items increased by £17 million in the year ended 30 June 2010 to £176 million, from £159 million in the prior

Business review (continued)

year. Operating profit increased by £22 million in the year ended 30 June 2010 to £146 million, from £124 million in the prior year.

Organic performance    Exchange rate impacts increased net sales by £101 million and there was an organic increase in net sales of £7 million. Exchange rate impacts increased operating profit before exceptional items by £14 million and there was an organic increase in operating profit before exceptional items of £10 million.

Brand performance	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Global priority brands	5	3	5	14
Other brands	(2)	(2)	(2)	10
Total	2	1	2	12
Key brands*
Johnnie Walker	14	2	14	10
Smirnoff	(5)	(1)	(5)	11
Bundaberg rum	(8)	—	(8)	22
Windsor	—	—	—	9
Guinness	2	13	2	27
Ready to drink	—	(4)	—	15

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

Trend information

The following comments were made by Paul Walsh, chief executive of Diageo, in Diageo's preliminary announcement on 25 August 2011:

        'Diageo is a strong business as these results show. Our leading brands and superior routes to market have delivered volume growth, positive price/mix, gross margin expansion and strong cash flow. We have strengthened the business, investing more behind our brands and in our routes to market and we have deepened our leading brand and market positions in the fastest growing markets of the world. In addition we have implemented changes to drive further operational efficiencies.

        This is a strong platform. It is the basis of our medium term outlook for average top line growth of 6%, operating margin improvement, with the first 200 basis points achieved in the next three years, and double digit eps growth. Diageo is not immune from a fragile global economy, however achievement of these aims would underpin even stronger dividend growth.'

Business review (continued)

Liquidity and capital resources

Cash flows and movement in net borrowings    A summary of the cash flow and reconciliation to movement in net borrowings for the three years ended 30 June 2011 is as follows:

	Year ended 30 June
	2011	2010	2009
	£ million	£ million	£ million
Operating profit after exceptional items	2,595	2,574	2,418
Depreciation and amortisation	352	372	300
Movements in working capital	(112)	334	(253)
Dividend income from associates	138	111	179
Other items	(94)	(207)	10

Cash generated from operations	2,879	3,184	2,654
Net interest paid	(311)	(305)	(415)
Dividends paid to equity non controlling interests	(112)	(107)	(98)
Taxation paid	(365)	(474)	(522)

Net cash from operating activities	2,091	2,298	1,619
Net investment in property, plant and equipment and computer software	(372)	(231)	(341)
Net disposal/(purchase) of other investments	1	(43)	(24)
Payment into escrow in respect of the Diageo UK Pension Scheme	—	—	(50)

Free cash flow	1,720	2,024	1,204
Net acquisition of businesses	(83)	(205)	(101)
Proceeds from issue of share capital	1	—	—
Net (purchase)/sale of own shares for share schemes	(9)	85	(38)
Own shares repurchased	—	—	(354)
Net (decrease)/increase in loans	(414)	(422)	256
Equity dividends paid	(973)	(914)	(870)

Net increase in net cash and cash equivalents	242	568	97
Net decrease/(increase) in loans	414	422	(256)
Exchange differences	(17)	(429)	(784)
Borrowings acquired through purchase of businesses	(22)	—	—
Other non-cash items	(113)	(96)	(29)

Decrease/(increase) in net borrowings	504	465	(972)
Net borrowings at the beginning of the year	(6,954)	(7,419)	(6,447)

Net borrowings at the end of the year	(6,450)	(6,954)	(7,419)

The primary source of the group's liquidity over the last three financial years has been cash generated from operations. These funds have generally been used to pay interest, taxes and dividends, and to fund capital expenditure, acquisitions and share repurchases.

Net cash from operating activities    Cash generated from operations decreased from £3,184 million in the year ended 30 June 2010 to £2,879 million in the year ended 30 June 2011. This decrease of £305 million is primarily due to a lower increase in payables in the year compared with the prior year. Cash generated from operations is after exceptional restructuring costs of £118 million. Other items include £119 million of cash contributions to post employment schemes in excess of the income

Business review (continued)

statement charge and gains on sale of property, included in operating profit, of £20 million partly offset by the fair value charge in respect of share-based incentive plans of £34 million. Net interest paid includes cash receipts of £71 million following the renegotiation of the terms of certain interest rate swaps. Tax payments in the year ended 30 June 2011 were lower than in the year ended 30 June 2010 primarily as a result of beneficial timing of settlement payments agreed with tax authorities.

        Cash generated from operations increased from £2,654 million in the year ended 30 June 2009 to £3,184 million in the year ended 30 June 2010. This increase of £530 million primarily arose from an increase of £156 million in operating profit, an increase of £587 million in cash flows from net movements in working capital, partly offset by a reduction of £63 million in the dividend received from Moët Hennessy. Cash generated from operations was after exceptional restructuring costs of £145 million (2009 – £53 million). The reduction in working capital of £334 million (2009 – increase of £253 million) was mainly achieved through initiatives to improve the collection of receivables and by agreeing new payment terms with certain suppliers. In the year ended 30 June 2010 inventories increased by £104 million (2009 – £236 million) principally in respect of maturing inventories to satisfy forecast demand. Other items included £114 million of cash contributions to post employment schemes in excess of the income statement charge (2009 – £68 million higher contributions) and gains on sale of property, included in operating profit, of £89 million (2009 – £6 million) partly offset by the fair value charge in respect of share-based incentive plans of £31 million (2009 – £31 million). Net interest payable in the year ended 30 June 2010 was £110 million lower than the year ended 30 June 2009 primarily due to lower interest rates on floating rate debt and the receipt of £113 million following the renegotiation of the terms of certain interest rate swaps. Tax payments in the years ended 30 June 2010 and 2009 included settlements agreed with tax authorities and paid over two years.

Net cash from investing activities    The purchase of tangible fixed assets and computer software increased from £374 million in the year ended 30 June 2010 to £419 million in the year ended 30 June 2011. The expenditure was incurred on a number of projects throughout the world with the largest projects in Global Supply in Scotland and North America. Additional expenditure was invested in returnable bottles in Nigeria and casks in Scotland. Property disposals decreased from £143 million in the year ended 30 June 2010 to £47 million in the year ended 30 June 2011. Property disposals in the year ended 30 June 2011 included the receipt of £22 million (2010 – £134 million) on the sale and leaseback of land and buildings located in Napa Valley, California and £15 million on sale of certain non-strategic wine businesses.

        In the year ended 30 June 2011 expenditure of £117 million arose in respect of business acquisitions. This included £34 million on the purchase of a controlling stake in Serengeti Breweries in Tanzania, £34 million on the purchase of an equity stake in Halico, an associate company in Vietnam, an additional equity investment of £18 million in DHN Drinks, an associate company in South Africa and transaction costs on a number of acquisitions including Quanxing (£11 million) and Mey Içki (£7 million).

        In the year ended 30 June 2010 the group spent £206 million on acquisitions of which £123 million was deposited with China's securities depositary and clearing agency, Shanghai branch in connection with a possible tender offer to the shareholders of Sichuan ShuiJingFang Co., Ltd., £25 million in respect of the purchase of a further equity stake in the London Group, the owner of the Nuvo brand, and an additional equity investment in DHN Drinks in South Africa.

        In the year ended 30 June 2009 the group spent £102 million on acquisitions of which £35 million was in respect of the remaining 25% equity stake in the company that owns the Smirnov brand in

Business review (continued)

Russia, £18 million in respect of additional equity stake in Sichuan Chengdu Quanxing Group Company Ltd. in China and £19 million on Sedibeng Brewery, an associate company in South Africa.

Free cash flow    Free cash flow decreased by £304 million to £1,720 million in the year ended 30 June 2011.

Cash flows from financing activities    Cash flows from financing activities included payments of £76 million (2010 – £5 million; 2009 – £77 million) to purchase treasury shares for the future settlement of obligations under the employee share option schemes partly offset by exercise consideration receipts from employees on the exercise of share options of £67 million (2010 – £90 million; 2009 – £39 million). In the year ended 30 June 2010 Diageo also sold treasury shares of £24 million to purchase call options for £24 million. There were no share repurchases under the share buy back programme in the year ended 30 June 2011 and 30 June 2010. In the year ended 30 June 2009 under the share buy back programme 38 million ordinary shares were purchased for cancellation for a total consideration of £354 million including expenses. Equity dividends increased from £914 million in the year ended 30 June 2010 to £973 million in the year ended 30 June 2011.

Capital structure and targeted credit rating    The group's management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to improve the return on investment and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels. This is achieved by targeting a range of ratios which are currently broadly consistent with an A band credit rating. Diageo would consider modifying these ratios in order to effect strategic initiatives within its stated goals, which could have an impact on its rating.

Capital repayments    The group regularly assesses its debt and equity capital levels against its stated policy for capital structure.

        Authorisation was given by shareholders on 14 October 2010 to purchase a maximum of 250,554,000 shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The expiration date for the programme is 19 October 2011.

Borrowings    The group's net borrowings and gross borrowings in the tables below are measured at amortised cost with the exception of borrowings designated in fair value hedge relationships, interest rate hedging instruments and foreign currency forwards and swaps. For borrowings designated in fair value hedge relationships, Diageo recognises a fair value adjustment for the risk being hedged in the

Business review (continued)

balance sheet, whereas interest rate hedging instruments and foreign currency forwards and swaps are measured at fair value. Net borrowings, reported on this basis, comprise the following:

	30 June
	2011	2010	2009
	£ million	£ million	£ million
Overdrafts	(12)	(55)	(68)
Other borrowings due within one year	(1,435)	(532)	(822)

Borrowings due within one year	(1,447)	(587)	(890)
Borrowings due between one and three years	(2,441)	(2,189)	(1,537)
Borrowings due between three and five years	(1,741)	(2,732)	(2,747)
Borrowings due after five years	(2,566)	(3,256)	(3,401)
Fair value of foreign currency forwards and swaps	182	227	170
Fair value of interest rate hedging instruments	58	191	93
Finance lease liabilities	(79)	(61)	(21)

Gross borrowings	(8,034)	(8,407)	(8,333)
Offset by: Cash and cash equivalents	1,584	1,453	914

Net borrowings	(6,450)	(6,954)	(7,419)

Based on average monthly net borrowings and interest charge, the effective interest rate for the year ended 30 June 2011 was 4.9% (2010 – 4.8%; 2009 – 6.2%). For this calculation, net borrowings exclude interest rate related fair value adjustments and the interest charge excludes finance charges unrelated to net borrowings, the forward element on derivative financial instruments and fair value adjustments to interest rate swaps and borrowings.

        Net borrowings designated in net investment hedge relationships amounted to £5,409 million as at 30 June 2011 (2010 – £5,451 million; 2009 – £5,266 million).

        The group's gross borrowings – including the impact of foreign currency forwards and swaps – are denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Gross borrowings
2011	(8,034)	46	22	25	7
2010	(8,407)	46	20	22	12
2009	(8,333)	39	25	25	11

Cash and cash equivalents are denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Cash and cash equivalents
2011	1,584	66	8	4	22
2010	1,453	58	5	8	29
2009	914	29	9	30	32

In the year ended 30 June 2011, the group repaid a $500 million (£313 million) bond.

Business review (continued)

        In the year ended 30 June 2010, the group borrowed $500 million (£305 million) in the form of a bond that matures in January 2015 with a coupon of 3.25%. A $300 million (£184 million) medium term note and a $750 million (£493 million) bond were repaid. In addition, $696 million (£466 million) of outstanding 7.375% notes due in January 2014 were exchanged in May 2010 for $696 million (£466 million) of 4.828% notes due in July 2020 plus an aggregate cash payment to holders of $125 million (£84 million). The debt exchange did not represent a substantial modification of the term of the existing liability and was therefore not treated as an extinguishment of the original debt.

        In the year ended 30 June 2009, the group borrowed $1,500 million (£909 million) in the form of a bond that matures in January 2014 with a coupon of 7.375% and €1,000 million (£855 million) in the form of a bond that matures in December 2014 with a coupon of 6.625%. A €500 million (£427 million) medium term note, a $400 million (£242 million) medium term note and a $250 million (£152 million) medium term note were repaid.

        When derivative transactions are undertaken with bank counterparties, Diageo may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a pre-determined threshold. At 30 June 2011, the collateral held under these agreements amounted to $84 million (£52 million) and €44 million (£39 million) (2010 – $80 million (£54 million) and €32 million (£26 million); 2009 – $84 million (£51 million)).

        The group had available undrawn committed bank facilities as follows:

As at 30 June 2011
£ million
Expiring within one year	776
Expiring between one and two years	727
Expiring after two years	671

2,174

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

Business review (continued)

Capital commitments

Diageo's subsidiary undertaking, EABL, of which Diageo owns 50.03%, has agreed to purchase SABMiller Africa BV's 20% equity stake in Kenya Breweries Limited (KBL) for cash consideration of the US dollar equivalent of 19.5 billion Kenyan shillings at completion (£136 million), subject to EABL disposing of its 20% equity stake in Tanzania Breweries Limited by way of a public offer.

        Other capital commitments not provided for at 30 June 2011 are estimated at £148 million (2010 – £112 million; 2009 – £202 million). Diageo management believes that it has sufficient funding for its working capital requirements.

Other contractual obligations

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	£ million	£ million	£ million	£ million	£ million
As at 30 June 2011
Long term debt obligations	1,337	2,404	1,696	2,512	7,949
Interest obligations	438	723	405	1,081	2,647
Credit support obligations	91	—	—	—	91
Operating leases	104	158	106	354	722
Finance leases	12	23	15	76	126
Deferred consideration payable	4	21	—	—	25
Purchase obligations	869	570	77	3	1,519
Provisions and other non-current payables	144	112	51	138	445

	2,999	4,011	2,350	4,164	13,524

Long term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings. Where interest payments are on a floating rate basis, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve at the last business day of the year ended 30 June 2011. Credit support obligations represent liabilities to counterparty banks in respect of cash received as collateral under credit support agreements. Purchase obligations include various long term purchase contracts entered into for the supply of certain raw materials, principally bulk whisky, grapes, cans and glass bottles. The contracts are used to guarantee supply of raw materials over the long term and to enable more accurate predictions of future costs. Provisions and other non-current payables exclude £10 million in respect of vacant properties and £1 million for onerous contracts, which are included in operating leases and purchase obligations, respectively.

        Potential income tax exposures included within corporate tax payable of £381 million and deferred tax liabilities are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.

        Post employment benefit liabilities are also not included in the table above. The group makes service-based cash contributions to the UK Scheme which in the year ending 30 June 2012, are expected to be approximately £50 million. In addition, the company agreed a deficit funding plan with the trustee of the UK Scheme based on the trustee's actuarial valuation at 31 March 2009 which provided for annual payments of approximately £25 million to be made to the UK Scheme. The first payment was made in the year ended 30 June 2011. In 2024 the group will be required, dependent

Business review (continued)

upon the funding position of the UK Scheme at that time, to pay an amount expected to be no greater than the deficit at that time, up to a maximum £430 million in cash, to the UK Scheme. In addition, as part of this funding plan the company agreed to make conditional contributions into escrow of up to £338 million if an equivalent reduction in the deficit is not achieved over the 10 year term of the funding plan. Diageo also agreed a deficit funding arrangement with the trustee in respect of the Guinness Ireland Group Pension Scheme (the Irish Scheme).

        This deficit funding arrangement is expected to result in additional annual contributions to the Irish Scheme of approximately €21 million (£19 million) over a period of 18 years from 2010, and provides for additional cash contributions into escrow of up to €188 million (£169 million) if an equivalent reduction in the deficit is not achieved over the 18 year period. The first contribution was made in the year ended 30 June 2011. Annual contributions to the GrandMet Irish Pension Fund of €6 million (£5 million) were agreed with the Irish trustee for seven years in the year ended 30 June 2010. Contributions to other plans in the year ending 30 June 2012 are expected to be approximately £110 million.

        Capital commitments at 30 June 2011 are excluded from the table above.

Post balance sheet events

Since the year end the group has completed the purchase of 100% of the equity of Mey Içki, a 50% equity stake in Zacapa rum and an additional 4% equity stake in Quanxing. The aggregate consideration for these acquisitions amounted to £1.5 billion. As a result of the acquisition of Quanxing Diageo expects to make a mandatory tender offer to all the other shareholders of SuiJingFang. Were all the other shareholders of ShuiJingFang to accept the tender offer the amount payable would be £606 million.

Off-balance sheet arrangements

Neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group's financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

Risk management

The group's funding, liquidity and exposure to foreign exchange and interest rate risks are managed by the group's treasury department. The treasury department uses a range of financial instruments to manage these underlying risks.

        Treasury operations are conducted within a framework of board approved policies and guidelines, which are recommended and subsequently monitored by the finance committee. This committee is described in the Corporate governance report. These policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk. The benchmarks, hedge cover and overall appropriateness of Diageo's risk management policies are reviewed by the board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board-approved strategies. Transactions arising on the application of this flexibility may give rise to exposures different from the defined benchmark levels that are separately monitored on a daily basis using value at risk

Business review (continued)

analysis. These transactions are carried at fair value and gains or losses are taken to the income statement as they arise.

        The finance committee receives monthly reports on the activities of the treasury department, including any exposures different from the defined benchmarks.

Currency risk    The group publishes its consolidated financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements, which affect the group's transactions and the translation of the results and underlying net assets of its foreign operations. To manage the foreign exchange risk the group's treasury department uses certain financial instruments. Where hedge accounting is applied, hedges are documented and tested for hedge effectiveness on an ongoing basis. Diageo expects hedges entered into to continue to be effective and therefore does not expect the impact of ineffectiveness on the consolidated income statement to be material.

Hedge of net investment in foreign operations    The group hedges a substantial portion of its exposure to fluctuations in the sterling value of its foreign operations by designating net borrowings held in foreign currencies and by using foreign currency spots, forwards, swaps and other financial derivatives. The board reviewed and approved a revised policy, applicable from 3 December 2010, to manage hedging of foreign exchange risk arising from net investment in foreign operations. The group's revised policy is, where a liquid foreign exchange market exists, to aim to hedge currency exposure on its net investment in foreign operations by using gross debt in foreign currencies and foreign currency spots, forwards, swaps and other financial derivatives within the following percentage bands: 80% to 100% for US dollars and euros and, at management's discretion, 0% to 100% for other currencies. The group's previous policy was to aim where a liquid foreign exchange market existed, to hedge currency exposure on its net investment in foreign operations by using net debt in foreign currencies and foreign currency spots, forwards, swaps and other financial derivatives and within the following percentage bands: 80% to 100% for US dollars and euros and 50% to 100% for other currencies. Exchange differences arising on the re-translation of foreign currency borrowings (including foreign currency forwards, swaps and other financial derivatives), to the extent that they are in an effective hedge relationship, are recognised in other comprehensive income to offset exchange differences on net investments in foreign operations. Exchange differences on foreign currency borrowings not in a hedge relationship and any ineffectiveness are taken to the income statement.

Transaction exposure hedging    The board reviewed the group's transactional foreign exchange risk management policy and approved a revised policy on 1 October 2010. The group's revised policy is to aim to hedge 18 months forecast transactional foreign exchange rate risk in the three major currency pairs (US dollar/sterling, euro/sterling and euro/US dollar), up to 100% with a target range of between 75% and 100% once the relevant annual plan has been approved. In addition, at management's discretion, the group may decide to hedge other currencies for up to 18 months. The group's previous policy was to aim, for currencies in which there was an active market, to hedge between 60% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using foreign currency forward contracts with coverage levels increasing nearer to the forecast transaction date. The effective portion of the gain or loss on the hedge is recognised in other comprehensive income and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement.

Hedge of foreign currency debt    The group uses cross currency interest rate swaps to hedge the foreign currency risk associated with certain foreign currency denominated borrowings. The effective portion of

Business review (continued)

the gain or loss on the hedge is recognised in other comprehensive income and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement.

Interest rate risk    The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the board, primarily through issuing fixed and floating rate borrowing and commercial paper, and by utilising interest rate derivatives. These practices aim to minimise the group's net finance charges with acceptable year on year volatility. To facilitate operational efficiency and effective hedge accounting, the group's policy is to maintain fixed rate borrowings within a band of 40% to 60% of forecast net borrowings. For these calculations, net borrowings exclude interest rate related fair value adjustments. A template approved by the board specifies different duration guidelines and fixed/floating amortisation periods (time taken for the fixed element of debt to reduce to zero) depending on different interest rate environments. The majority of Diageo's existing interest rate derivatives are designated as hedges and these hedges are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability.

Commodity price risk    The group is exposed to commodity price risk. The group primarily uses long term purchase contracts to secure prices with suppliers to protect against volatility in commodity prices.

Credit risk    Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. Credit risk arises from cash balances (including bank deposits and cash and cash equivalents), derivative financial instruments and credit exposures to customers, including outstanding loans, trade and other receivables, financial guarantees and committed transactions. Credit risk is managed separately for financial and business related credit exposures.

Financial credit risk    Diageo aims to minimise its financial credit risk through the application of risk management policies approved and monitored by the board. Counterparties are limited to major banks and financial institutions and the policy restricts the exposure to any one counterparty by setting credit limits taking into account the credit quality of the counterparty. The group's policy is designed to ensure that individual counterparty limits are adhered to and that there are no significant concentrations of credit risk. The board also defines the types of financial instruments which may be transacted. Financial instruments are primarily transacted with major international financial institutions with a long term credit rating within the A band or better. The credit risk arising through the use of financial instruments for interest rate and currency risk management is estimated with reference to the fair value of contracts with a positive value, rather than the notional amount of the instruments themselves.

        When derivative transactions are undertaken with bank counterparties, Diageo may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a pre-determined threshold.

        Diageo annually reviews the credit limits applied and regularly monitors the counterparties' credit quality reflecting market credit conditions.

Business related credit risk    Trade and other receivables exposures are managed locally in the operating units where they arise and credit limits are set as deemed appropriate for the customer.

Business review (continued)

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

        The consolidated financial statements are prepared in accordance with IFRS. Diageo's accounting policies are set out in the notes to the consolidated financial statements. In applying these policies, the directors are required to make estimates and subjective judgements that may affect the reported amounts of assets and liabilities at the balance sheet date and reported profit for the year. The directors base these on a combination of past experience and any other evidence that is relevant to the particular circumstance. The actual outcome could differ from those estimates. Of Diageo's accounting policies, the directors consider that policies in relation to the following areas are particularly subject to estimates and the exercise of judgement.

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

        In assessing whether goodwill is carried at above its recoverable amount, a discounted cash flow analysis is performed annually to compare the discounted estimated future operating cash flows of cash generating units of the group to the net assets attributable to the cash generating units including goodwill. The discounted cash flow review for goodwill is consistent with the brand review in its use of estimated future operating cash flows, weighted average cost of capital for the cash generating unit concerned and long term growth rates.

        The tests are dependent on management's estimates and judgements, in particular in relation to the forecasting of future cash flows, the discount rates applied to those cash flows and the expected

Business review (continued)

long term growth rates. Such estimates and judgements are subject to change as a result of changing economic conditions. Management attempts to make the most appropriate estimates, but actual cash flows and rates may be different.

        For some intangible assets, there is limited headroom as the recoverable amount has been affected by the slowdown in the worldwide economy. In the year ended 30 June 2011 there was an impairment loss of £39 million in respect of the Ursus brand (2010 – £35 million). One of the principal markets for Ursus is Greece where the economy has continued to suffer a significant downturn and shows no signs of recovery.

        For the Bushmills Irish whiskey and the Cacique rum a negative change in the assumptions used to calculate the recoverable amount would result in an impairment charge. For the Bushmills brand a 1 percentage point increase in the discount rate and a 1 percentage point decrease in the long term growth rate would result in an impairment charge of £6 million and £2 million, respectively. For the Cacique brand a 1 percentage point increase in the discount rate, a 1 percentage point decrease in the long term growth rate or a 5% decrease in forecast annual cash flows would result in an impairment charge of £4 million, £16 million and £28 million, respectively.

Post employment benefits    Diageo accounts for post employment benefits in accordance with IAS 19 – Employee benefits. Application of IAS 19 requires the exercise of judgement in relation to various assumptions including future pay rises in excess of inflation, employee and pensioner demographics and the future expected returns on assets.

        Diageo determines the assumptions to be adopted in discussion with its actuaries, and believes these assumptions to be in line with UK practice generally, but the application of different assumptions could have a significant effect on the amounts reflected in the income statement, other comprehensive income and balance sheet in respect of post employment benefits. The assumptions vary among the countries in which the group operates, and there may be an interdependency between some of the assumptions. The major assumptions used by the group for the three years ended 30 June 2011 are set out in note 4 to the consolidated financial statements. It would be impracticable to give the impact of the effect of changes in all of the assumptions used to calculate the post employment charges in the income statement, other comprehensive income and balance sheet, but the following disclosures are provided to assist the reader in assessing the impact of changes in the more critical assumptions.

        The finance income and charges included in the income statement for post employment benefits are partly calculated by assuming an estimated rate of return on the assets held by the post employment plans. For the year ended 30 June 2011, this was based on the assumption that equities would outperform fixed interest government bonds by four percentage points. A one percentage point increase in the expected return on plan assets would have increased profit before taxation by approximately £56 million.

        The rates used to discount the liabilities of the post employment plans are determined by using rates of return on high quality corporate bonds of appropriate currency and term. A half a percentage point increase in the discount rate assumption used to determine the income statement charge in the year ended 30 June 2011 would have increased profit before taxation by approximately £4 million. A half a percentage point increase in the discount rate assumption used to determine the post employment liability at 30 June 2011 would have decreased the liabilities before tax by £451 million.

        The net liability for post employment benefits is partly determined by the fair value at the end of the year of the assets owned by the post employment plans. A 10% movement in worldwide equity

Business review (continued)

values would increase/decrease the net post employment liability before tax at 30 June 2011 by approximately £250 million.

        The mortality assumptions used in the UK plan were reassessed in the year ended 30 June 2011 allowing for future improvements in life expectancy. For example, it is assumed that members who retire in 2031 at age 65 will live on average for a further 23 years if they are male and for a further 25 years if they are female. If assumed life expectancies had been one year greater, the charge to profit before taxation would have increased by approximately £14 million and the net post employment liability before tax would have increased by £219 million.

Exceptional items    These are items which, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The determination of which items are separately disclosed as exceptional items requires a significant degree of judgement.

Taxation    The group is required to estimate the corporate tax in each of the jurisdictions in which it operates. This requires an estimation of the current tax liability together with an assessment of the temporary differences which arise as a consequence of different accounting and tax treatments. These temporary differences result in deferred tax assets or liabilities which are included within the balance sheet. Deferred tax assets and liabilities are calculated on the basis of taxation substantively enacted at the balance sheet date. Deferred tax assets are not recognised where it is more likely than not that the asset will not be realised in the future. This evaluation requires judgements to be made including the forecast of future taxable income.

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

New accounting standards

During the year a number of IFRS standards and interpretations have been issued by the IASB or IFRIC. Those that are of relevance to the group are discussed in note 1 to the consolidated financial statements.

Board of directors and company secretary

Dr Franz B Humer    Chairman, Non-executive director3*, Swiss/Austrian (65)

        Appointed chairman of Diageo plc in July 2008, having been a non-executive director since April 2005. He is also chairman of F. Hoffmann-La Roche Ltd in Switzerland and chairman of INSEAD's board of directors. He was formerly chief operating director of Glaxo Holdings plc and has held a number of other non-executive directorships.

Paul S Walsh    Chief executive officer, executive director2*, British (56)

        Appointed chief executive of Diageo plc in September 2000. He has served in a number of management roles since joining GrandMet's brewing division in 1982, including chief executive officer of The Pillsbury Company. He was appointed to the GrandMet board in October 1995 and to the Diageo plc board in December 1997. He is lead non-executive and deputy chair of the board of the Department of Energy and Climate Change, a non-executive director of Unilever PLC and a non-executive director of FedEx Corporation in the United States. He is also a member of the Business Advisory Group and chairman of the Scotch Whisky Association.

Deirdre Mahlan    Chief financial officer, executive director2, American (49)

        Appointed chief financial officer and a director of Diageo plc in October 2010, prior to which she was deputy chief financial officer, Diageo plc, and before that head of tax and treasury. She joined the company in 2001, having held various senior finance positions in Joseph E Seagram & Sons Inc since 1992, having formerly been a senior manager with Pricewaterhouse. She is also a member of the Main Committee of the 100 Group of Finance Directors.

Lord Hollick of Notting Hill    Senior non-executive director1,3,4*, British (66)

        Appointed a non-executive director of Diageo plc in December 2001 and senior non-executive director and chairman of the remuneration committee in September 2004. He is a member of the supervisory boards of ProSiebenSat.1 Media AG and BMG Music Rights GmbH, both in Germany, a non-executive director of Honeywell International Inc in the United States, a partner of GP Bullhound and a founding trustee of the Institute of Public Policy Research. He was formerly chief executive of United Business Media plc, a partner of KKR and has held a number of other non-executive directorships. Lord Hollick will retire as a director of Diageo plc immediately after the AGM.

Peggy B Bruzelius    Non-executive director1,3,4, Swedish (61)

        Appointed a non-executive director of Diageo plc in April 2009. She is chairman of Lancelot Asset Management and vice chairman of Electrolux AB, both in Sweden, and sits on the boards of Akzo Nobel NV in the Netherlands, Syngenta AG in Switzerland and Axfood AB and Husqvarna AB in Sweden. She was formerly managing director of ABB Financial Services AB and headed the asset management arm of Skandinaviska Enskilda Banken AB. She was also a non-executive director of Scania AB.

Laurence M Danon    Non-executive director1,3,4, French (55)

        Appointed a non-executive director of Diageo plc in January 2006. She is chairman of the executive board of Edmond de Rothschild Corporate Finance and a non-executive director of Groupe BPCE, Rhodia SA and TF1, all in France. Formerly she served with the French Ministry of Industry and Energy, held a number of senior management posts with Total Fina Elf and was chairman and chief executive officer of France Printemps. She was also a non-executive director of Experian Group Limited.

Board of directors and company secretary (continued)

Lord Davies of Abersoch    Non-executive director1,3,4, British (58)

        Appointed a non-executive director of Diageo plc in September 2010. Lord Davies is a partner of Corsair Capital, non-executive chairman of Pinebridge Investments Limited, a non-executive director of Bharti Airtel Limited and chair of the advisory board of Moelis & Co. He is also a trustee of the Royal Academy of Arts and chair of the Council, University of Wales Bangor. Previously he was Minister for Trade, Investment and Small Business for the UK Government between January 2009 and May 2010. Prior to this role, Lord Davies was Chairman of Standard Chartered PLC.

Betsy D Holden    Non-executive director1,3,4, American (55)

        Appointed a non-executive director of Diageo plc in September 2009. She is a senior adviser to McKinsey & Company and holds non-executive directorships of MediaBank LLC, Tribune Company and Western Union Company, all in the United States. She is a member of the board of trustees at Duke University and a member of the Dean's advisory board at the Kellogg School of Management. She was formerly president, global marketing and category development and co-chief executive officer of Kraft Foods, Inc.

Philip G Scott    Non-executive director1*,3,4, British (57)

        Appointed a non-executive director of Diageo plc and chairman of the Audit Committee in October 2007. He is the president elect of the Council of the Institute and Faculty of Actuaries and is a non-executive director of the Royal Bank of Scotland Group plc. He was previously chief financial officer of Aviva plc.

H Todd Stitzer    Non-executive director1,3,4, American (59)

        Appointed a non-executive director of Diageo plc in June 2004. He is a non-executive director of Massachusetts Mutual Life Insurance Company. He is also a member of the advisory board of Hamlin Capital Management, LLC, a New York based investment advisory firm, and a member of the advisory committee of Virgin Group Holdings Limited. He was previously chief executive of Cadbury plc.

Paul A Walker    Non-executive director1,3,4, British (54)

        Appointed a non-executive director of Diageo plc in June 2002. He is a non-executive director of Experian plc and chairman of The Perform Group Limited. During the year he stepped down as chief executive of The Sage Group plc. Paul Walker will retire as a director of Diageo plc immediately after the AGM.

Paul D Tunnacliffe    Company secretary, British (49)

        Appointed company secretary of Diageo plc in January 2008. He was formerly company secretary of Hanson PLC.

Key to committees:

[1]	Audit
[2]	Executive (comprising senior management)
[3]	Nomination
[4]	Remuneration
*	Chairman of committee

Executive committee

Nicholas (Nick) Blazquez    President, Diageo Africa2, British (50)

        Appointed president, having been managing director, Diageo Africa since August 2004, prior to which he was managing director, Diageo Asia Key Markets. He held various managerial positions in United Distillers between 1989 and 1998.

Andrew (Andy) Fennell    Chief marketing officer2, British (44)

        Appointed chief marketing officer of Diageo plc in September 2008. He held a number of marketing roles in the UK and internationally with Guinness and Diageo, prior to which he worked in various sales and marketing roles with Britvic and Bass plc.

Gilbert Ghostine    President, Diageo Asia Pacific2, Lebanese (51)

        Appointed president, Diageo Asia Pacific in July 2009, having previously been managing director, Diageo Continental Europe, since July 2006. He was formerly managing director, Northern Europe, and president, US major markets and held various senior managerial positions in Africa, Asia, Europe and the United States, having joined International Distillers & Vintners in 1995.

David Gosnell    President, Global Supply and Global Procurement2, British (54)

        Appointed president, having been managing director, Global Supply and Global Procurement, Diageo plc since July 2003. He joined Diageo in 1998 as European supply director, then headed up Guinness & European RTD supply, prior to which he spent 20 years in various roles with Heinz. He was previously a non-executive director of Brambles plc.

James (Jim) Grover    Global Business Support director2, British (53)

        Appointed Global Business Support director in February 2004, having been strategy director since December 1997. Formerly he held a number of senior strategy positions in GrandMet and worked as a management consultant with Booz-Allen & Hamilton Inc and OC&C Strategy Consultants.

Ivan Menezes    President, Diageo North America, chairman, Diageo Asia Pacific, chairman, Latin America and Caribbean2, American (52)

        Appointed president, North America, in January 2004, having been chief operating officer, North America since July 2002. He was appointed chairman, Diageo Asia Pacific in October 2008 and chairman, Diageo Latin America and Caribbean in July 2011. Formerly he held various senior management positions with Guinness and then Diageo and worked across a variety of sales, marketing and strategy roles with Nestlé in Asia, Booz-Allen & Hamilton Inc in North America and Whirlpool in Europe. He is also a non-executive director of Coach Inc., in the USA.

John (Randy) Millian    President, Diageo Latin America and Caribbean2, American (58)

        Appointed president, having been managing director, Diageo Latin America and Caribbean since 2005, having joined United Distillers & Vintners Brazil in 1995 as its managing director. Prior to joining Diageo, he held senior management positions with American Express, Schering-Plough, Personal Care Group USA and Pepsi in a number of territories, including Latin America, Europe, Asia and the USA.

Key to committees:

2
Executive (comprising senior management)

Executive committee (continued)

Andrew Morgan    President, Diageo Europe2, British (55)

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

Timothy (Tim) Proctor    General counsel2, American/British (61)

        Appointed general counsel of Diageo plc in January 2000. Formerly he was director, worldwide human resources of Glaxo Wellcome and senior vice president, human resources, general counsel and secretary for Glaxo's US operating company. He has over 25 years' international legal experience, including thirteen years with Merck and six years with Glaxo Wellcome.

Larry Schwartz    President, Diageo USA2, American (58)

        Appointed president, Diageo USA in September 2008, prior to which he was president, Diageo North America key market hub, and president of Diageo's US spirits business. He joined the company in 2001, as president of Joseph E Seagram & Sons Inc, having held a variety of senior management positions with Seagram.

Gareth Williams    Human Resources director2, British (58)

        Appointed human resources director in January 1999. Formerly he held a number of senior personnel management positions with GrandMet and then United Distillers & Vintners and spent ten years with Ford of Britain in a number of personnel and employee relations positions.

Ian Wright    Corporate Relations director2, British (53)

        Appointed corporate relations director of Diageo plc in July 2004, having previously held positions with a number of public relations consultancies and The Boots Company.

Stuart Fletcher, formerly president, Diageo International, encompassing the Africa, Latin America and Caribbean and GTME hubs, ceased to be an Executive Committee member on 30 June 2011, following an operating model review which made Africa and Latin America and Caribbean autonomous regions.

Ron Anderson, formerly chief customer officer, also ceased to be an Executive Committee member on 30 June 2011.

        Stuart and Ron both decided that this is the right moment for them to leave Diageo but stayed with the business into the first half of the new financial year to support the transition to the new operating model.

Key to committees:

[2]	Executive (comprising senior management)

Directors' remuneration report

Dear Shareholder

I am pleased to present the Directors' remuneration report for the year ended 30 June 2011 and highlight some of the key work of the remuneration committee during the financial year.

        We are committed to aligning executive remuneration with the creation of long term shareholder value. We believe that the majority of remuneration should be performance-related. We look carefully at risk management in an effort to safeguard the company's and shareholders' long-term interests. We regularly assess executive remuneration arrangements against these objectives. During financial year 2011, we addressed three main issues:

  •
  A comprehensive analysis of the performance measures for the company's Performance Share Plan (PSP) to enhance alignment between reward and our medium-term strategic goals. This resulted in the introduction of two new financial measures, organic net sales and organic operating margin improvement, to complement relative total shareholder return (TSR). The remuneration committee believes that the three equally-weighted measures that will apply to awards beginning in September 2011 will focus senior management even more strongly on the performance drivers that we expect will deliver the company's growth ambitions and drive long term shareholder value creation. More details on the outcome of this review are described later in this report under the section 'Remuneration review during the year ended 30 June 2011'.

  •
  Increased and more stretching performance targets have been introduced for the adjusted earnings per share (EPS) measure under the Senior Executive Share Option Plan (SESOP) for awards being made in September 2011.

  •
  A review of UK pension policy in light of recent changes to UK pension legislation, the impact of which has meant that the personal tax liability for long-serving executives could be substantially more than the value of the benefit accruing under their existing pension arrangements. In the course of this review, the remuneration committee has sought to take steps that protect the company's ability to attract and retain key talent in the business while maintaining cost neutrality.

        The remuneration committee also reviewed base salaries for executives and senior management taking into account comparable companies, individual performance, and pay and employment conditions elsewhere in the company and concluded that it was appropriate to make modest increases following a pay freeze in the preceding fiscal year.

        The company's financial performance during financial year 2011, as reported in the 'Business review', has delivered sustained positive results in terms of volume growth, price/mix, gross margin expansion and cash flow and has resulted in performance ahead of target for the short term incentive plan measures. The remuneration committee is, therefore, satisfied that the financial year 2011 annual bonus outcomes for the executive directors described in the 'Remuneration summary' appropriately reflect these results and the value delivered for shareholders. Meanwhile, the performance shares that were due to vest in September 2010 lapsed in full upon failing the required TSR performance condition, and the awards due to vest in October 2011 will similarly lapse. This in part reflects the ongoing impact of recent currency volatility on the outcome for TSR measured in a common currency of US dollars (on a local currency basis returns for shareholder were above median against this group). By comparison, the company's consistent and strong TSR performance relative to the FTSE 100 can be seen in the performance graph on page 116. SESOP options for the corresponding periods vested in full in September 2010 upon exceeding the maximum adjusted EPS performance condition relative to the retail price index, while options will partially vest in October 2011 upon achieving compound

Directors' remuneration report (continued)

annual growth in adjusted EPS of 7.6%, equivalent to a total of 24.5% growth over three years. The remuneration committee believes this level of return is appropriate given Diageo's ongoing delivery of growth while facing the challenges and opportunities characterised by the mixed performance of the global economy.

        The following report provides further details about the reviews undertaken during the year ended 30 June 2011 and the reward outcomes for performance in that financial year.

        The remuneration committee has enjoyed full and constructive dialogue with shareholders during the financial year, the outputs of which have positively influenced the committee's approach to the review of the PSP.

        We look forward to receiving your support at the AGM in October 2011.

Lord Hollick of Notting Hill

Independent non-executive director and chairman of the remuneration committee

Remuneration summary for the year ended 30 June 2011

Base salary

With effect from 1 October 2010, the base salary for the chief executive officer was increased by 2% to £1,178,100. Prior to this, the last salary increase for the chief executive was in October 2008. The chief financial officer was appointed to the board on 1 October 2010 on a base salary of £575,000. She has not received a salary increase since her appointment.

Summary of salary reviews for executive directors

Percentage increase in year ended 30 June	2011	2010
D Mahlan (appointed 1 October 2010)	0%	—
NC Rose (retired from the board on 14 October 2010)	0%	0%
PS Walsh	2%	0%

Annual incentive plan    In the year ended 30 June 2011, 80% of the short term incentive plan for executive directors was based on stretching financial performance targets for net sales, profit and free cash flow measures, and 20% on individual business objectives related to the delivery of ambitious strategic and operational targets. Net sales performance was ahead of target, while performance for profit before exceptional items and tax was strongly ahead of target, and the company again delivered strong free cash flow results, substantially exceeding target. The remuneration committee also assessed performance against the individual business objectives and concluded that there had been above target performance against the operational and strategic goals set. The remuneration committee determined that awards under the annual incentive plan equivalent to 160% of salary as at 30 June 2011 for the chief executive and chief financial officer were appropriate given the performance delivered in the year. The award for the former chief financial officer was pro-rated to reflect service during the year and was equivalent to 77% of salary at retirement.

Directors' remuneration report (continued)

Summary of short term incentive awards as a percentage of base salary for executive directors

Percentage award earned for year ended 30 June	2011	2010
D Mahlan (appointed 1 October 2010)	160%	—
NC Rose (retired from the board on 14 October 2010)	77%	173%
PS Walsh	160%	171%

Long term incentive plans    During the year ended 30 June 2011, the executive directors received option grants and were awarded performance shares in the range of 300% to 375% of their salaries. No award was made to NC Rose in light of his retirement. The vesting of these awards is subject to the achievement of stretching relative and absolute performance conditions over a three-year period.

        The performance shares awarded in 2007 failed the required performance condition with Diageo's total shareholder return (TSR) ranking below the median of the TSR peer group of 14 other companies when measured on a common currency basis (increased to 15 other companies from 2008 onwards with the addition to the peer group of Kraft Foods). Consequently, the award lapsed in full in September 2010. In addition, the TSR target for awards granted in October 2008 was not met and these awards are due to lapse in October 2011.

        Share options granted in 2007 vested in full in September 2010 upon exceeding the required performance condition of adjusted EPS growth of RPI plus 15 percentage points. For share options granted in 2008, the adjusted measure exceeded target at threshold and the options will partially vest in October 2011.

Summary of long term incentive awards vesting for executive directors

Percentage vesting in year ended 30 June	2011	2010
Performance shares	0%	0%
Share options	100%	100%

Shareholding requirements    The executive directors are required to hold a minimum shareholding in order to participate fully in the long term incentive plans. The status of that requirement as at 30 June 2011 for D Mahlan and PS Walsh is shown below. Under the company's shareholding requirement policy, D Mahlan has five years in which to build up her shareholding to meet and maintain her new requirement.

	D Mahlan	PS Walsh
Value of shareholdings (£000)	984	7,841
Minimum shareholding requirement as % of salary	250%	300%
Actual shareholding as % of salary	228%	669%

This information is based on the share interests disclosed in the table 'Share and other interests' in this report, base salary earned in the year ended 30 June 2011, and an average share price for the same period of 1175 pence.

Pensions    During the year, the executive directors, PS Walsh and NC Rose, participated in the UK Diageo Pension Scheme ('the UK Scheme'), which is a final salary pension scheme. With effect from 31 December 2010, NC Rose took early retirement from the company at the age of 53; his pension benefit was subject to actuarial reduction in line with the rules of the UK Scheme and was not

Directors' remuneration report (continued)

augmented. Following the change to pension tax relief legislation, Mr Walsh opted out of future pension accrual as at 31 March 2011 and began to draw his pension on reaching age 56 (May 2011). This is in accordance with the company's general policy of 'flexible pension access' whereby an individual, over the age of 55, may request to draw his retirement benefits whilst continuing in employment. All impacted individuals have this option. Mr Walsh's pension benefit was subject to actuarial reduction in line with the rules of the UK Scheme and was not augmented. Savings in the future service pension cost, as a result of no longer providing Mr Walsh with any further pension provision or supplement in lieu of pension, will more than offset the cost of giving him 'flexible pension access'. No cash supplement will be payable and no other element of remuneration will be increased in lieu of further pension accrual.

        At 30 June 2011, NC Rose was receiving an annual pension of £334,000 and PS Walsh was receiving an annual pension of £558,000.

        D Mahlan does not participate in the UK scheme but instead receives a cash supplement of 40% of base pay in lieu of pension provision.

        In the event of death whilst in employment, a lump sum of four times base salary will be paid to the beneficiaries of the executive directors.

Chairman and non-executive directors' remuneration for the year ended 30 June 2011    During the year, the annual fee payable to the chairman was increased to £500,000 per annum (a 25% increase). This is the first increase to have been applied to the chairman's fee since his appointment in July 2008. The remuneration committee reviewed the chairman's fee in the context of market practice, time commitment and the chairman's level of experience and performance, and determined that this increase was appropriate. The next review of fees is anticipated to take place in December 2012 with any changes expected to take effect on 1 January 2013.

        During the year, the base fee for non-executive directors was increased by 4% to £78,000 per annum. No increase was applied to fees for the committee chairmen or senior independent director. The next review of fees is anticipated to take place in December 2011 with any changes expected to take effect on 1 January 2012.

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

        The remuneration committee consists of Diageo's non-executive directors, all of whom are independent pursuant to the UK Corporate Governance Code: PB Bruzelius, LM Danon, Lord Davies (appointed 1 October 2010), BD Holden, Lord Hollick, PG Scott, HT Stitzer and PA Walker. Lord

Directors' remuneration report (continued)

Hollick is chairman of the remuneration committee. The chairman of the board and the chief executive may, by invitation, attend remuneration committee meetings except when their own remuneration is discussed.

        The remuneration committee met seven times during the year to consider, and approve, amongst other things:

  •
  the structure of the annual incentive plan and awards, share-based grants and vesting for executive directors and the executive committee;

  •
  approach to salary reviews for the executive directors and executive committee;

  •
  the performance measures used in the company's long term incentive plans;

  •
  a review of UK pension policy in light of pension legislation changes; and

  •
  the directors' remuneration report for the year ended 30 June 2011.

        Further information on meetings held and director attendance is disclosed in the corporate governance report. The remuneration committee's terms of reference are available at www.diageo.com and on request from the company secretary.

Advice    During the year ended 30 June 2011, the remuneration committee appointed the following independent consultants:

  •
  Deloitte LLP – who provided advice on remuneration best practice and senior executive remuneration. Deloitte LLP also provided a range of non-related tax, corporate finance and consulting services during the year.

  •
  Kepler Associates – who reviewed and confirmed the TSR of Diageo and the peer group companies for the award under the September 2007 TSR plan (for which the performance cycle ended on 30 June 2010), provided periodic performance updates on all outstanding performance cycles and reviewed the TSR comparator group and TSR calibration for future awards. They also supported a review of the method of calculating TSR under the Performance Share Plan as part of the incentive plan review. They provided no other services to Diageo during the year.

        Additional remuneration survey data published by Aon Hewitt Associates, Towers Watson, PricewaterhouseCoopers LLP and Equilar were presented to the remuneration committee during the year.

        Diageo's human resources director and director of performance and reward were also invited by the remuneration committee to provide their views and advice. The human resources director is not present when his own remuneration is discussed.

Executive remuneration philosophy and principles

Alignment with strategy    The remuneration structures and performance measures used are designed to align with business strategy as follows:

  •
  Fixed elements of remuneration are determined by reference to the median of the market to ensure competitiveness with peers while controlling fixed costs.

  •
  A significant proportion of total remuneration for the executive directors is linked to individual and business performance so that remuneration will increase or decrease in line with performance. The fixed versus variable pay mix is illustrated below.

Directors' remuneration report (continued)

  •
  Variable elements of remuneration are dependent upon the achievement of performance measures that are identified as key sustainable growth drivers for the business and that are aligned with the creation of shareholder value.

  •
  Full participation in incentives is conditional upon building up a significant personal shareholding in Diageo to ensure alignment with shareholder interests.

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

Risk management    The remuneration committee considers the management of risk to be important to the process of designing and implementing sustainable remuneration structures and to setting appropriate performance targets for incentive plans. The members of the remuneration committee also constitute the membership of the audit committee, thus ensuring full oversight of any risk factors that may be relevant to remuneration arrangements and target setting specifically. Before agreeing bonus payments and approving the vesting under long-term incentive plans, the remuneration committee, in conjunction with the audit committee, considers the underlying performance of the business during the relevant period to ensure that the level of reward is appropriate and aligned with shareholder interests.

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

•       Long term incentives that comprise a combination of share option grants and share awards in each year and vary with three-year EPS, and, for awards made from September 2011, TSR, organic net sales and organic operating margin performance respectively.

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

Fixed and variable remuneration

The balance between fixed and variable elements of remuneration changes with performance. Based on expected values, the mix between fixed and variable remuneration for executive directors is that for £100 of remuneration earned, £31 will be fixed remuneration and £69 will be performance-related remuneration, excluding pensions and other benefits. This mix is illustrated in the following chart. The variable element may be higher or lower depending on the performance of the business.

Directors' remuneration report (continued)

Executive directors' remuneration mix

1 – Fixed base salary 31%
2 – Variable short term 31%
3 – Variable long term 38%

Remuneration review during 2011

During the year ended 30 June 2011, the remuneration committee undertook a review of the performance tests for the Performance Share Plan (PSP) with a view to broadening the success factors against which management is incentivised and measured to enhance the alignment between reward and the company's medium-term strategic goals. This has coincided with the board's review of the company's strategic priorities for the next few years enabling the remuneration committee to apply performance measures to future awards that are expected to fully support the delivery of the company's growth ambitions and the long term creation of shareholder value, and at the same time ensure the plan design is sustainable for the medium to long term.

        With effect from awards made in September 2011, the following changes to the performance measures will apply:

From	To	Why
100% based on relative total shareholder return over three years	One-third based on relative total shareholder return over three years.
One-third based on compound annual growth in organic net sales over three years.
One-third based on total organic operating margin improvement over three years.

•       To focus on key enablers to achieving the company's growth ambitions while maintaining alignment with shareholders' interests.

•       To give participants greater line of sight to the performance outcomes required to deliver rewards.

Vesting schedule and targets    Beginning with awards made in September 2011, the initial award will be apportioned equally across the three different measures and the performance outcome for each will be assessed independently of the other measures. However, an underpin will be established by the remuneration committee requiring minimum acceptable performance in organic net sales and organic operating margin before any of the award is released under either of these two measures at the end of the three-year performance period.

Directors' remuneration report (continued)

        Under the plan, 25% of the award will be released for achieving threshold performance, upto a maximum of 100% for achieving the upper targets set by the remuneration committee. Reckitt Benckiser has been added to the TSR peer group taking the total number of companies in the group to 17 (including Diageo). The remuneration committee decided to include Reckitt Benckiser as it is one of the companies against which shareholders benchmark Diageo's performance. Given the increase in the size of the comparator group and to incentivise superior performance against peer companies, the vesting schedule has been re-calibrated. Under the TSR measure, threshold will be set at the median of the peer group (9th out of 17 companies, including Diageo), with maximum vesting occurring for achieving 3rd position or above in the peer group (changed from second in the peer group of 16 companies). The remuneration committee also determined that it would be reasonable to reduce the existing averaging period for the calculation of TSR from 12 to six months at this time. This is considered appropriate for a company of Diageo's size and relative share price stability.

        For organic net sales and organic operating margin, the remuneration committee proposes to set performance targets that are in line with the company's medium-term strategic objectives. The remuneration committee recognises that shareholders typically prefer to have sight of targets at the start of the performance period but, given commercial sensitivities, the committee does not consider it appropriate to disclose specific targets for organic net sales and organic operating margin at the time of grant. However, the company will disclose how vesting outcomes relate to performance at the end of the three-year performance period in the relevant directors' remuneration report.

        In addition, the remuneration committee will monitor performance throughout the performance period in order to be satisfied that the eventual outcome fairly reflects achievement against the targets as originally intended, and the creation of shareholder value over the relevant period. The remuneration committee will review the vesting outcome of an award to ensure that it fairly reflects the company's actual underlying performance and may adjust vesting levels if it considers it appropriate.

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

•       Benchmarked against the top 30 companies in the FTSE l00 by market capitalisation excluding those in the financial services sector.

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

•       Threshold vesting level of 30% (October 2008 awards) and 25% (September 2009 awards onwards), with pro rata vesting up to 100% maximum.

•       No re-test facility.

Directors' remuneration report (continued)

What	Why	How
Performance share awards (PSP 2008)	Incentivises three-year total shareholder return relative to a selected peer group of companies and the achievement of organic net sales and organic operating margin targets that support the delivery of the company's medium-term growth ambitions.

Provides focus on delivering superior returns to shareholders.

•       A discretionary annual award of shares subject to a three-year performance test.

•       Maximum annual award of 375% of salary.

•       Threshold vesting of 25% up to a maximum of 100%.

•       Notional dividends accrue on awards, delivered as shares or cash at the discretion of the remuneration committee.

Performance conditions for awards made up to September 2010:
• Based on TSR performance against a peer group of companies. • Threshold vesting for median TSR performance (8th position), up to 100% vesting for achieving 2nd or above in the peer group.
Performance conditions for awards made from September 2011:

•       Based on three equally weighted measures: TSR performance against a peer group of companies, organic net sales growth (compound annual growth) and total organic operating margin improvement.

•       Threshold vesting for median TSR performance (9th position), up to 100% vesting (equivalent to 33.3% of the total award) for achieving 3rd or above in the peer group.

•       Organic net sales and organic operating margin targets set annually by the remuneration committee for each new award.

Directors' remuneration report (continued)

What	Why	How
Pension	Provides competitive post-retirement benefits.	• Accrual rate of 1/30 of pensionable pay.
• Bonus and other benefits excluded from pensionable pay.
• Maximum pension is restricted to 2/3 of final remuneration minus retained benefits.
• Normal retirement age is 62.
• Subject to company consent, no actuarial reduction applied upon early retirement from age 57.
• Member's contributions of 6% of pensionable pay.
• Subject to election, up to 12 April 2011, benefits in excess of the lifetime allowance provided through unfunded non-registered arrangement.

•       The company operates a policy of 'flexible pension access' which allows individuals over the age of 55 to draw their pension early while remaining in employment. This policy enables the ongoing retention of high-calibre individuals.

Cash supplement in lieu of pension provision	Provides competitive alternative to pension provision.	• Percentage of base pay. • Bonus and other benefits excluded from calculation of cash supplement.

Base salary    The summary table starting on page 98 sets out the policy on base salary for the executive directors. Base salaries are generally determined with reference to the median of the relevant market for each role taking into account the experience and performance of the individual, the level and structure of remuneration for other employees and the external environment.

        The table 'Summary of salary reviews for executive directors' in the section 'Remuneration summary for the year ended 30 June 2011' at the beginning of this report shows the salary increases that have been applied to the executive directors in the years ended 30 June 2011 and 30 June 2010.

        After the year-end, the remuneration committee reviewed base salaries for senior management and agreed new salaries which will apply from 1 October 2011. The remuneration committee reviewed

Directors' remuneration report (continued)

salaries for this population in the context of the importance of each role in delivering the company's strategy, the performance of the individual, and market positioning. The remuneration committee also considered the pay and employment conditions of the general employee population with a view to determining increases for senior management that are broadly aligned with the increases for other employees.

        With effect from 1 October 2011, the base salary for the chief executive officer will increase by 4.5%, to £1,231,000. In determining this salary, the remuneration committee considered the importance of the chief executive officer to the delivery of the company's key strategic goals and long term shareholder value creation, as well as his level of experience and performance. The remuneration committee also considered this increase in the context of an overall full-year budget increase of 3.5% for general staff and a collective agreement of 5.1% for negotiated groups in the UK. The remuneration committee additionally took into account historic increases for the chief executive of 0% and 2% in 2009 and 2010, respectively. On the basis of these considerations, the remuneration committee concluded that this salary level was appropriate.

        The chief financial officer was appointed to the board on 1 October 2010. On her appointment, the chief financial officer's salary was initially set at below typical market levels for comparable roles reflecting her level of experience at the time. In setting this initial salary level, the remuneration committee's intention was to allow scope for future increases to both recognise performance and bring her closer in line with the market with increasing experience. The remuneration committee has awarded an increase that recognises her strong performance since appointment and that also provides progression towards a market-competitive package in line with the company's policy on base salary positioning; with effect from 1 October 2011, the base salary for the chief financial officer will increase by 8.7%, to £625,000.

Annual incentive plan    The annual incentive plan is designed to incentivise year on year delivery of short term performance goals that are determined by pre-set stretching targets and measures agreed by the remuneration committee with reference to the annual operating plan. The remuneration committee determines the level of performance achieved based on Diageo's overall financial performance at the financial year end. The business results for the year ended 30 June 2011 are described in the Business review.

        The targets for the year ended 30 June 2011 were a combination of measures including net sales, profit before exceptional items and tax and free cash flow. These measures focus on key drivers of Diageo's growth strategy while supporting sustainability and the underlying financial health of the company. The executive directors were also measured against a set of individual business objectives (IBO) that were relevant to their specific area of accountability. These were determined with reference to a set of collective business priorities that support the long term growth and sustainability of the business. Net sales results were ahead of target and profit and cash flow targets were significantly exceeded. The remuneration committee assessed the performance of the chief executive and both the current and retired chief financial officers against their specific IBOs and concluded that the objectives were exceeded. The overall level of performance achieved resulted in an annual incentive plan award equating to 160% of base salary for both the chief executive and the chief financial officer. The pro-rated award for the former chief financial officer was equivalent to 77% of base salary. The actual awards received by the executive directors are shown in this report in the table 'Directors' remuneration for the year ended 30 June 2011'.

Long term incentive plans (LTIPs)    Current long term incentives are a combination of share options under the SESOP and performance share awards under the PSP and are designed to incentivise

Directors' remuneration report (continued)

executive directors and senior managers to strive for long term sustainable performance. These awards are made on an annual basis with the level of award considered each year in light of individual and business performance. Awards made under both sets of plans are subject to performance conditions normally measured over a three-year period. The regular review of the performance measures and the vesting schedule used in each plan are designed to ensure that the LTIPs continue to support business objectives and are in line with current best practice. All of Diageo's share plans operate within the Association of British Insurers' dilution guidelines for share-based remuneration.

Senior executive share option plan 2008 (SESOP 2008)    Options granted under the SESOP 2008 are subject to a performance condition based on compound annual growth in adjusted EPS over a three-year period, with growth targets set by the company's remuneration committee for each grant. For the purpose of the SESOP, an underlying measure of EPS is used to ensure that items such as exceptional items and movements in exchange rates are excluded from year on year comparisons of performance. Options will only vest when stretching adjusted EPS targets are achieved. Vesting is on a pro rata basis currently ranging from a threshold level of 25% to a maximum level of 100%. The remuneration committee reviewed the targets for 2011 SESOP awards and decided to increase their stretch to ensure that they remain aligned with long-term shareholder value creation.

        The adjusted EPS growth targets for the current outstanding awards are set out below:

	Award 2011	Award 2010	Award 2009	Award 2008
	%	%	%	%
Compound annual growth
Threshold	6	3	3	6
Max	10	7	7	10
Equivalent total over three years
Threshold	19	9	9	19
Max	33	23	23	33
Percentage of award vesting
Threshold	25	25	25	30
Max	100	100	100	100

The maximum annual grant under the plan is 375% of base salary. However, the remuneration committee has the discretion to grant awards in excess of the maximum limit in exceptional circumstances.

        The following chart shows the performance targets, minimum and maximum vesting percentages for awards made in 2008, 2009, 2010 and 2011. It also shows the compound annual growth performance for adjusted EPS for the performance years ended 30 June 2009, 30 June 2010 and 30 June 2011. On the basis of this performance, the 2008 award, which is due to vest in October 2011, has met the performance condition and consequently, the shares under award will vest at 58% of the initial award.

Directors' remuneration report (continued)

Adjusted EPS compound annual growth (%)

Annual adjusted EPS performance

Year ending	Adjusted EPS growth
30 June 2009	4.1%
30 June 2010	5.9%
30 June 2011	12.9%

Senior executive share option plan 1999 (SESOP 1999)    The last grant of options made under the expired SESOP 1999 vested in September 2010. These options were subject to satisfying a performance condition based on adjusted EPS growth relative to RPI over a three-year period. The vesting schedule that applied is shown in the table below:

Adjusted EPS growth relative to RPI	% option grant released
RPI + 15%	100%
RPI + 12%	50%
Less than RPI + 12%	0%

Under both the 1999 and 2008 plans, the remuneration committee has discretion to extend the option exercise period from 12 to 18 months for share options awarded to qualifying leavers. The remuneration committee did not exercise this discretion during the year ended 30 June 2011.

Performance share plan (PSP 2008)    Under this plan, participants are granted a discretionary, conditional right to receive shares. All conditional rights awarded vest after a three-year period subject to the achievement of specified performance tests. As discussed in the 2010 Directors' Remuneration Report, and as described in the section 'Remuneration review during 2011', the remuneration committee undertook a review during the year ended 30 June 2011 of the performance tests for the PSP with a view to broadening the success factors against which management is incentivised and measured to enhance strategic alignment with the company's medium-term strategic goals. The

Directors' remuneration report (continued)

outcome of this review has resulted in the introduction of two new measures to the performance condition for awards made from September 2011 onwards.

        For outstanding awards made up to and including September 2010, the primary performance test is a comparison of Diageo's three-year TSR – the percentage growth in Diageo's share price (assuming all dividends and capital distributions are reinvested) – with the TSR of a peer group of international drinks and consumer goods companies. TSR calculations are converted to a common currency (US dollars). The second performance test requires that there has been an underlying improvement in Diageo's three-year financial performance, typically measured by an adjusted EPS measure, for the remuneration committee to recommend the release of awards.

        For awards made from September 2011 onwards, the primary performance test will be split equally between three performance measures – TSR, as defined above, growth in organic net sales on a compound annual basis and total organic operating margin improvement. For any of the award apportioned to the TSR condition to be released, there must be an improvement in the underlying performance of the company. In addition, the remuneration committee will require a minimum level of performance in both organic net sales and organic operating margin before any of the award apportioned to these measures can be released. For organic net sales and organic operating margin, 25% of the award will be released for achieving threshold performance up to a maximum of 100% for achieving the upper targets. The vesting schedule for the portion of the award subject to the TSR measure is shown in the table below. The company will disclose how vesting outcomes relate to performance at the end of the three-year performance period in the relevant directors' remuneration report. The remuneration committee will review the vesting outcome of an award to ensure that it fairly reflects the company's actual underlying performance and may adjust vesting levels if it considers it appropriate.

        The remuneration committee has considered the strategic goals for the company over the next 3-5 years and the role of the chief executive officer in the delivery of shareholder value. In light of this the committee proposes to enable vesting of PSPs granted to the chief executive officer from 2011 to be based entirely on the delivery of that performance. Accordingly awards will be capable of vesting in full at the end of the performance period, if performance goals are delivered in full, without providing time pro-rating to the point of retirement. Such consideration would be at the sole discretion of the remuneration committee, taking into account all the circumstances it considers relevant at the time.

        Notional dividends accrue on awards and are paid out either in cash or shares in accordance with the vesting schedule shown in the table below. The maximum annual award under the plan is 375% of salary. However, the remuneration committee has discretion to grant awards in excess of this maximum in exceptional circumstances.

Total shareholder return plan (TSR 1998)    The final award of performance shares made under the expired TSR plan lapsed in full in September 2010 upon failing to meet the performance condition based on TSR performance relative to the selected peer group as described above.

Directors' remuneration report (continued)

Vesting schedule and TSR peer group for the PSP

TSR ranking	From 2011 awards % vesting	From 2008 awards % vesting
1st	100%	100%
2nd	100%	100%
3rd	100%	95%
4th	95%	75%
5th	75%	65%
6th	65%	55%
7th	55%	45%
8th	45%	25%
9th	25%	0%
10th or below	0%	0%

TSR peer group(a)
AB InBev	Kraft Foods
Brown-Forman	Nestlé
Carlsberg	PepsiCo
Coca-Cola	Pernod Ricard
Colgate-Palmolive	Procter & Gamble
Groupe Danone	Reckitt Benckiser (2011 onwards)
Heineken	SABMiller
HJ Heinz	Unilever

Note

(a)
As part of the plan review undertaken during the year, the TSR peer group was reviewed and the remuneration committee determined that it would be appropriate to add Reckitt Benckiser to the peer group from the company's reserve list of peer group companies, such that the three-year TSR performance for awards made from September 2011 onwards would be measured on the basis of a peer group of 17 companies, including Diageo. The TSR measurement for outstanding awards made up to and including September 2010 is based on a peer group of 16 companies, including Diageo.

Long term incentive plans and change of control    In the event of a change of control and at the remuneration committee's discretion, outstanding PSP awards would be released and outstanding share options would become exercisable based on the extent to which the relevant performance conditions had been met and, if the remuneration committee determines, the time elapsed since the initial award or grant respectively.

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

Directors' remuneration report (continued)

are required to hold company shares equivalent to 300% and 250% of their base salary, respectively. The current status of their shareholding requirement is shown in the shareholding table in the remuneration summary at the beginning of this report.

Pension provision    NC Rose and PS Walsh are members of the UK Scheme. D Mahlan is not a member of the UK Scheme and instead receives a cash supplement in lieu of pension provision equivalent to 40% of base pay. During the year, NC Rose and PS Walsh accrued pension rights at the rate of one-thirtieth of pensionable pay, until the point that they stopped accruing further pension as at 31 December 2010 and 31 March 2011, respectively. Bonus payments and other benefits are not included in pensionable pay. The pension at normal retirement age may not exceed two-thirds of final remuneration minus retained benefits. Subject to the consent of the company, no actuarial reduction is currently applied upon early retirement on or after the age of 57. Under the rules of the UK Scheme, pensions in payment are increased each year in line with increases in the RPI, subject to a maximum of 5% per year and a minimum of 3% per year. The minimum of 3% per year only applies to pension earned up to 31 March 2011.

        On death in service, a lump sum of four times pensionable pay becomes payable, together with a spouse's pension of two-thirds of the member's prospective pension. Upon death after retirement, a spouse's pension of two-thirds of the member's pension before commutation is payable. Accordingly, D Mahlan will receive a lump sum of four times base pay and PS Walsh will receive a lump sum of four times pensionable pay in the event of death whilst employed by Diageo.

        NC Rose and PS Walsh made employee contributions of 6% of pensionable pay during the year until they stopped accruing benefits and began to draw their pension benefit under early retirement and flexible pension access, respectively.

        As a result of changes introduced by the UK Finance Act 2004 affecting the taxation of pensions from 6 April 2006, NC Rose and PS Walsh were offered the option of having benefits in excess of their lifetime allowance provided by an unfunded non-registered arrangement. Both opted to have part of their benefits provided from this unfunded arrangement, if appropriate. Total pension benefits remain subject to the HM Revenue & Customs limits that were in force on 5 April 2006.

        As a result of the remuneration committee's review of pension provision in the light of changes in the UK pension taxation legislation applicable from 1 April 2011, the option of the unfunded non-registered arrangement was removed and no further benefits can build up in this arrangement. In addition, members directly impacted by the pension taxation legislation changes have been given the option to either remain in the UK Scheme and pay the additional tax or opt out and receive a cash supplement in lieu of future pension accrual.

Service contracts

The executive directors have rolling service contracts which provide for six months' notice by the director or 12 months' notice by the company and contain non-compete obligations. In the event of early termination by the company without cause, the agreements provide for a termination payment to be paid (in respect of that part of the notice period not provided to the director by the company) to PS Walsh equivalent to 12 months' base salary for the notice period and an equal amount in respect of all benefits, and to D Mahlan equivalent to 12 months' base salary for the notice period and the cost to the company of providing contractual benefits (excluding incentive plans). Any such payments would be subject to tax and other statutory deductions. The remuneration committee may exercise its discretion to require half of the termination payment to be paid in monthly instalments and, upon the executive

Directors' remuneration report (continued)

commencing new employment, to be subject to mitigation. If the board determines that the executive has failed to perform his or her duties competently, the remuneration committee may exercise its discretion to reduce the termination payment on the grounds of poor performance. PS Walsh's service contract with the company is dated 1 November 2005. D Mahlan's service contract with the company is dated 1 July 2010.

External appointments

Executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them, subject to the specific approval of the board in each case.

        During the year ended 30 June 2011, PS Walsh served as a non-executive director of Unilever PLC and FedEx Corporation and retained the fees paid to him for his services. On 16 February 2011, PS Walsh was also appointed as lead non-executive director and deputy chair on the board of the Department of Energy and Climate Change (DECC). PS Walsh has committed to donating all fees that he receives for this directorship to a charitable educational trust. The total amounts of such fees paid in the year ended 30 June 2011 are set out in the table below. D Mahlan did not hold any external appointments during the year ended 30 June 2011.

PS Walsh
£000
Unilever PLC(a)	77
FedEx Corporation(a)	65
DECC	7

149

Note

(a)
Fees paid in currencies other than sterling are converted using average exchange rates for the year ended 30 June 2011.

In line with the FedEx Corporation policy for outside directors, PS Walsh is eligible to be granted share options. During the year ended 30 June 2011, he was granted 4,600 options at an option price of $84.41. He exercised 4,000 FedEx options during the year, which were granted at an option price of $35.88 and sold at an average price of $95.78.

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

Directors' remuneration report (continued)

        The chairman of the board, Dr FB Humer, commenced his appointment on 1 July 2008. Dr FB Humer has a letter of appointment for an initial five-year term from 1 July 2008. It is terminable on six months' notice by either party or, if terminated by the company, by payment of six months' fees in lieu of notice.

        The chairman's fee is normally reviewed every two years and any changes would normally take effect from 1 January. As recommended by the UK Corporate Governance Code, any changes to this fee have to be approved by the remuneration committee. The last scheduled review of fees was undertaken in December 2010. At this time, fees were reviewed in the light of market practice in large UK companies and anticipated workload, tasks and potential liabilities. As a result of this review, the annual fee payable to Dr FB Humer was increased to £500,000 (a 25% increase). In line with Diageo's policy, a proportion of the chairman's annual fee is used for the monthly purchase of Diageo ordinary shares, which have to be retained until the chairman retires from the company or ceases to be a director for any other reason. The next review of the chairman's fee is anticipated to take place in December 2012 with any changes expected to take effect on 1 January 2013.

        All non-executive directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com.

        The fees paid to non-executive directors are reviewed annually with any changes normally taking effect from 1 January. The last scheduled review of fees was undertaken in December 2010. At this time, fees were benchmarked against market practice in large UK companies and reviewed in light of anticipated workload, tasks and potential liabilities. As a result of this review, the base fee paid to non-executive directors was increased by 4% to £78,000 per annum. The next review of the non-executive director fees is anticipated to take place in December 2011 with any changes expected to take effect on 1 January 2012.

Per annum fees effective from	January 2011	January 2010
Base fee	£78,000	£75,000
Senior non-executive director	£20,000	£20,000
Chairman of audit committee	£25,000	£25,000
Chairman of remuneration committee	£15,000	£15,000

The emoluments received by the non-executive directors in the year ended 30 June 2011 are shown in the table 'Directors' remuneration for the year ended 30 June 2011'.

Directors' remuneration report (continued)

Directors' remuneration for the year ended 30 June 2011

	2011						2010
Emoluments	Base salary	Annual incentive plan	Share incentive plan	Cash in lieu of pension(b)	Other benefits(c)	Total	Total
	£000	£000	£000	£000	£000	£000	£000
Chairman – fees
Dr FB Humer(a)	450	—	—	—	9	459	406
Executive directors
D Mahlan (appointed 1 October 2010)	431	690	3	172	57	1,353	—
NC Rose (retired from the board on 14 October 2010)	194	518	3	—	17	732	1,872
PS Walsh	1,172	1,884	3	49	75	3,183	3,178

	1,797	3,092	9	221	149	5,268	5,050

Non-executive directors – fees
PB Bruzelius	76	—	—	—	1	77	76
LM Danon	76	—	—	—	1	77	76
Lord Davies (appointed 1 October 2010)	64	—	—	—	1	65	—
BD Holden	76	—	—	—	1	77	63
Lord Hollick	111	—	—	—	1	112	111
PG Scott	101	—	—	—	1	102	101
HT Stitzer	76	—	—	—	1	77	76
PA Walker	76	—	—	—	1	77	76
Former non-executive directors – fees
M Lilja (retired 14 October 2009)	—	—	—	—	—	—	21

	656	—	—	—	8	664	600

Total	2,903	3,092	9	221	166	6,391	6,056

Notes

(a)
£180,000 of Dr FB Humer's remuneration in the year ended 30 June 2011 was used for the monthly purchase of Diageo ordinary shares, which must be retained until he retires from the company or ceases to be a director for any other reason.

(b)
D Mahlan does not participate in the company's pension scheme and instead receives a monthly cash supplement equivalent to 40% of base pay. For the month of April 2011 (between opting out of future pension accrual and beginning to draw his pension under the company's general policy of 'flexible pension access', as described in the 'Remuneration Summary for the year ended 30 June 2011'section of this report), PS Walsh received a cash supplement in lieu of pension provision equivalent to 50% of base pay.

(c)
Other benefits may include company car and driver, fuel, product allowance, financial counselling and medical insurance.

Directors' remuneration report (continued)

Long term incentive plans

Payments and gains

In the year ended 30 June 2011, the executive directors received payments and made gains under long term incentive plans as follows:

	2011			2010
	Executive share option exercises	September 2007 TSR award	Total	Total
	£000	£000	£000	£000
Executive directors
D Mahlan(a) (appointed 1 October 2010)	215	—	215	—
NC Rose (retired from the board on 14 October 2010)	—	—	—	984
PS Walsh	1,225	—	1,225	2,859

Total	1,440	—	1,440	3,843

Notes

(a)
D Mahlan exercised options that were awarded in the form of American Depository Shares (ADS) and the gain value was converted from US dollars into sterling using the exchange rate on the date of exercise.

Directors' remuneration report (continued)

Directors' share options over ordinary shares

The following table shows the number of options held under all executive share option plans and savings-related schemes for the directors who held office during the year.

	UK option plan	30 June 2010(b)	Granted	Exercised	30 June 2011(c)	Option price in pence	Market price at date of exercise in pence	Date from which first exercisable	Expiry date
D Mahlan	DSOP 1999(d)(e)	49,576		(48,000)	1,576	815	1263	20 Sep 2008	20 Sep 2015
	DSOP 1999(d)(e)	45,352			45,352	930		19 Sep 2009	19 Sep 2016
	DSOP 1999(d)(e)	37,560			37,560	1051		18 Sep 2010	18 Sep 2017
	DSOP 1999(d)(e)	52,588			52,588	1035		16 Sep 2011	16 Sep 2018
	SESOP 2008(e)	83,160			83,160	952		17 Sep 2012	17 Sep 2019
	SESOP 2008		199,652		199,652	1080		20 Sep 2013	20 Sep 2020

		268,236	199,652	(48,000)	419,888

NC Rose	SESOP 1999	226,569			226,569	1051		18 Sep 2010	18 Sep 2017
	SESOP 2008(a)	287,770			287,770	877		27 Oct 2011	27 Oct 2018
	SESOP 2008	265,099			265,099	952		17 Sep 2012	17 Sep 2019

		779,438	—	—	779,438

PS Walsh	SESOP 1999	270,553		(150,000)		759	1207	11 Oct 2005	11 Oct 2012
	SESOP 1999			(100,000)	20,553	759	1300	11 Oct 2005	11 Oct 2012
	SESOP 1999	455,521			455,521	815		20 Sep 2008	20 Sep 2015
	SESOP 1999	423,387			423,387	930		19 Sep 2009	19 Sep 2016
	SESOP 1999	392,483			392,483	1051		18 Sep 2010	18 Sep 2017
	SAYE(e)	2,465		(2,465)	—	653	1147	01 Dec 2010	31 May 2011
	SESOP 2008(a)	493,871			493,871	877		27 Oct 2011	27 Oct 2018
	SESOP 2008	454,963			454,963	952		17 Sep 2012	17 Sep 2019
	SESOP 2008		409,062		409,062	1080		20 Sep 2013	20 Sep 2020
	SAYE(f)		1,617		1,617	941		01 Dec 2015	31 May 2016

		2,493,243	410,679	(252,465)	2,651,457

Notes

(a)
The performance condition in respect of this SESOP grant was measured after 30 June 2011. The compound annual growth in Diageo's EPS over the three years ended 30 June 2011 met the performance condition and 58% of these options will become exercisable in October 2011.

(b)
As at 1 October 2010 for D Mahlan.

(c)
As at 14 October 2010 for NC Rose. These awards were subject to pro-rating after the executive retired from the company to reflect time worked between the date of grant and the date of cessation of employment. The pro-rated balance will only vest to the extent that the performance condition is met at the end of the performance period.

(d)
Options granted under the Diageo Executive Share Option Plan prior to the executive's appointment to the board.

(e)
US options were granted over ADSs at dollar prices (one ADS is equivalent to four ordinary shares); the option holdings and prices in the table are stated as ordinary share equivalents in pence.

(f)
Options granted under the UK savings-related share option scheme.

(g)
On 1 September 2011, PS Walsh exercised an option over 20,553 ordinary shares granted on 11 October 2002 at a price per share of £7.59 under the Senior Executive Share Option Plan.

Directors' remuneration report (continued)

The mid-market price for ordinary shares at 30 June 2011 was 1273 pence (2010 – 1060 pence; 15 August 2011 – 1189 pence). The highest mid-market price during the year was 1300 pence and the lowest mid-market price was 1032 pence.

Directors' interests in PSP and TSR plan awards

The following table shows the directors' interests in the PSP and the TSR plan. Details of executive share options are shown separately above.

			Interests at 30 June 2010(g)		Awards made during year	Awards released during year
	Performance period	Date of award	Target award(a)	Maximum award(b)	Maximum award(b)	Number of shares vested(c)	Number of shares lapsed	Market price at date of vesting in pence(d)	Interests at 30 June 2011(e)(f)
D Mahlan (j)	2008 – 2011	27 Oct 08(h)(k)	27,056	27,056					27,056
	2009 – 2012	17 Sep 09(k)	81,380	81,380					81,380
	2010 – 2013	20 Sep 10(i)			167,964				167,964

			108,436	108,436	167,964	—	—		276,400

NC Rose	2007 – 2010	18 Sep 07	127,895	191,843		—	(127,895)	1091	—
	2008 – 2011	27 Oct 08(h)	194,321	194,321					194,321
	2009 – 2012	17 Sep 09	226,599	226,599					226,599

			548,815	612,763	—	—	(127,895)		420,920

PS Walsh	2007 – 2010	18 Sep 07	276,938	415,407		—	(276,938)	1091	—
	2008 – 2011	27 Oct 08(h)	416,867	416,867					416,867
	2009 – 2012	17 Sep 09	486,111	486,111					486,111
	2010 – 2013	20 Sep 10(i)			430,172				430,172

			1,179,916	1,318,385	430,172	—	(276,938)		1,333,150

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

(c)
The three-year performance period for the September 2007 TSR plan award ended on 30 June 2010. The number of shares released in September 2010 was 0% of the initial award. This was based on a relative TSR ranking of position 14 in the peer group at the end of the performance period. Kepler Associates independently verified the TSR increase and ranking.

(d)
The price on 20 September 2010, the release date. The market price was 1069 pence when the award was made on 18 September 2007.

(e)
The directors' interests at 15 August 2011 were the same as at 30 June 2011.

Directors' remuneration report (continued)

(f)
As at 14 October 2010 for NC Rose. These awards were subject to pro-rating after the executive retired from the company to reflect time worked between the date of grant and the date of cessation of employment. The pro-rated balance will only vest to the extent that the performance condition is met at the end of the performance period.

(g)
As at 1 October 2010 for D Mahlan.

(h)
The three-year performance period for the October 2008 PSP award ended on 30 June 2011. The number of shares that will be released in October 2011 is 0% of the initial award. This was based on a relative TSR ranking of position 12 in the peer group at the end of the performance period. Kepler Associates independently verified the TSR increase and ranking.

(i)
The market price on 20 September 2010 was 1091 pence.

(j)
D Mahlan also has outstanding interests in the Discretionary Incentive Plan of 10,432 ordinary shares which are due to vest in full in September 2011.

(k)
US share awards were granted in ADS (one ADS is equivalent to four ordinary shares); the share holdings in the table are stated as ordinary share equivalents.

Executive directors' pension benefits

The accrued pension figures at 30 June 2010 shown in the following table represent the annual pension to which the chief executive officer, PS Walsh, and the former chief financial officer, NC Rose, would have been entitled at normal retirement age. As both are now in receipt of their pension, the pension figures at 30 June 2011 represent the annual pension they are currently receiving. The transfer values of the pensions calculated at 30 June 2010 and 30 June 2011 are also shown. The transfer value is broadly the cost to Diageo if it had to provide the equivalent pension benefit. The transfer values shown in the following table have been calculated on a basis set by the Trustee of the UK Scheme.

        The current chief financial officer, D Mahlan, does not participate in the final salary pension scheme, but receives a cash supplement in lieu of pension provision equivalent to 40% of base pay. The cash in lieu supplement received between the date of D Mahlan's appointment to the board on 1 October 2010 up to 30 June 2011, was £172,500. PS Walsh also received a cash supplement in lieu of pension provision between 1 April 2011 and 30 April 2011, relating to the period from when he ceased accruing further pension to the time when he commenced drawing his pension under the company's policy of flexible pension access; the amount received was £49,088.

	Age at 30 June 2011	Pensionable service at 30 June 2010	Accrued pension at 30 June 2010	Additional pension accrued in the year(a)	Accrued pension at 30 June 2011(a)(b)	Transfer value at 30 June 2010	Change in transfer value during the year(c)	Transfer value at 30 June 2011(c)
	Years	Years	£000 pa	£000 pa	£000 pa	£000	£000	£000
NC Rose	53	18.6	396	(62)	334	7,310	2,581	9,891
PS Walsh	56	28.5	670	(112)	558	13,481	2,315	15,796

Notes

(a)
Whilst both NC Rose and PS Walsh accrued pension in the year as a result of additional months of pensionable service, this was offset by the early retirement reduction factors applied to the pension in accordance with the Rules of the UK Scheme and the fact that both directors commuted part of their pension for a tax free cash lump sum.

Directors' remuneration report (continued)

(b)
Part of the pension NC Rose receives is provided from the unfunded non-registered arrangement. As at 30 June 2011, the percentage of pension provided from this arrangement was 84% (2010 – 79%). PS Walsh does not receive any pension from this arrangement. In addition NC Rose received a tax free payment of £223,777 in respect of his benefits from the funded non-registered retirement benefits scheme.

(c)
The change in the transfer values during the year attributable to additional pensionable service and pay rises was an increase of £203,000 for NC Rose and £593,000 for PS Walsh. The change in the transfer values during the year as a result of both directors starting to receive their pension was an increase of £1,726,000 for NC Rose and an increase of £747,000 for PS Walsh. These increases reflect the change in the calculation method used when a member retires and the impact of the early retirement terms offered under the UK Scheme. These increases have been offset by the pension payments received to date and the fact both directors commuted part of their pension for a tax free cash lump sum resulting in a lower residual pension. The remainder of the change in the transfer values was mainly attributable to changes in market conditions and interest earned on the transfer value and changes in index-linked gilt markets over the year.

(d)
During the year, NC Rose made pension contributions of £20,190 (2010 – £40,380) and PS Walsh made pension contributions of £52,668 (2010 – £69,300).

Share and other interests

The beneficial interests of the directors in office at 30 June 2011 in the ordinary shares of the company are shown in the table below.

	Ordinary shares
	15 August 2011	30 June 2011	30 June 2010 or appointment
Chairman
Dr FB Humer	33,734	32,386	23,354
Executive directors
D Mahlan	83,755	83,755	22,392
PS Walsh	667,377	667,346	728,413
Non-executive directors
PB Bruzelius	5,000	5,000	5,000
LM Danon	5,000	5,000	5,000
Lord Davies	—	—	—
BD Holden	8,100	8,100	2,000
Lord Hollick	5,000	5,000	5,000
PG Scott	25,000	25,000	25,000
HT Stitzer	8,319	8,319	7,872
PA Walker	44,250	44,250	44,250

Total	885,535	884,156	868,281

Notes

(a)
At 30 June 2010, NC Rose (retired from the board on 14 October 2010) held 478,878 shares.

(b)
At 30 June 2011, there were 9,014,858 shares (30 June 2010 – 2,030,340; 15 August 2011 – 8,847,978) held by trusts to satisfy grants made under Diageo incentive plans and savings-related

Directors' remuneration report (continued)

  share option schemes. PS Walsh is among the potential beneficiaries of these trusts and is deemed to have an interest in all these shares.

(c)
D Mahlan and BD Holden have share interests in ADSs (one ADS is equivalent to four ordinary shares); the share interests in the table are stated as ordinary share equivalents.

(d)
On 26 August 2011, BD Holden purchased an additional 1,300 ADSs (representing 5,200 ordinary shares), and as such held 3,325 ADSs (representing 13,300 ordinary shares) as at 26 August 2011.

(e)
On 1 September 2011, PS Walsh exercised an option over 20,553 ordinary shares granted on 11 October 2002 at a price per share of £7.59 under the Senior Executive Share Option Plan. PS Walsh subsequently sold 16,726 ordinary shares on 1 September 2011 at a price per share of £12.47 and retained the balance of 3,827 ordinary shares. As a result of these transactions, the interests of PS Walsh in the ordinary shares (excluding options, awards under Diageo's LTIPs and interests as potential beneficiaries of Diageo's Employee Benefit Trusts) have increased to 671,204.

Performance graph

The graph below shows the total shareholder return for Diageo and the FTSE 100 Index since 30 June 2006. The FTSE 100 Index reflects the 100 largest UK quoted companies by market capitalisation and has been chosen because it is a widely recognised performance benchmark for large UK companies.

Total shareholder return – value of hypothetical
£100 holding (based on spot share prices)

Source: Bloomberg

Notes: TSR based on end of year prices. FTSE 100 dividends based on the average 12 month dividend yield of constituents.

Additional information

Emoluments and share interests of senior management    The total emoluments for the year ended 30 June 2011 of the executive directors, the executive committee members and the company secretary (together, the senior management) of Diageo comprising base salary, annual incentive plan, share incentive plan, termination payments and other benefits were £21,636,952 (2010 – £21,116,825). The

Directors' remuneration report (continued)

termination payments included in the total emoluments will be paid in September 2011 to two executive committee members and are made with respect to pay in lieu of notice and compensation for loss of office. A portion of the termination payments may be subject to mitigation.

        The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £3,695,724. In addition, they were granted 2,039,657 options under the SESOP during the year at a weighted average share price of 1081 pence, exercisable by 2020. They were also initially awarded 1,895,294 shares under the PSP in September 2010, which will vest in three years subject to the performance tests described above. Five members of the executive committee were also awarded an exceptional grant of 212,487 deferred shares under the Discretionary Incentive Plan (DIP) in September 2010 and March 2011. There are performance conditions attached to the release of these awards and they will vest, subject to achievement of the performance conditions, in two equal instalments in the 3rd and 4th year after grant.

Senior management options over ordinary shares    At 15 August 2011, the senior management had an aggregate beneficial interest in 2,027,262 ordinary shares in the company and in the following options over ordinary shares in the company:

	Number of options	Weighted average exercise price in pence	Option period
D Mahlan	419,888	1029	Sep 08 – Sep 20
PS Walsh	2,651,457	944	Oct 05 – Sep 20
Other*	7,270,403	1038	Oct 04 – Sep 19

	10,341,748

*
Other members of the executive committee and the company secretary.

Key management personnel related party transactions    Key management personnel of the group comprises the executive and non-executive directors, the members of the executive committee and the company secretary. As previously disclosed, Lord Hollick, PS Walsh, NC Rose and G Williams have informed the company that they have purchased seasonal developments at Gleneagles from a subsidiary of the company, Gleneagles Resort Developments Limited. The transactions were priced on the same basis as all the external seasonal development transactions and were at arm's length. The values of the transactions at the date of purchase were as follows: Lord Hollick – £25,000, PS Walsh – £43,000, NC Rose – £11,600 and G Williams – £19,400. Each director continued to hold these seasonal developments at 30 June 2011.

        Diageo plc has granted rolling indemnities to the directors and the company secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as directors or company secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2011.

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

Directors' remuneration report (continued)

3% or greater shareholder, or any relative or spouse thereof, was a party. There is no significant outstanding indebtedness to the company from any directors or officer or 3% or greater shareholder.

Statutory and audit requirements    This report was approved by the board of directors, on 23 August 2011 and was signed on its behalf by Lord Hollick of Notting Hill who is senior non-executive director and chairman of the remuneration committee. As required by the Companies Act 2006, a resolution to approve the directors' remuneration report will be proposed at the AGM and will be subject to an advisory shareholder vote.

        The board has followed and complied with the requirements of the Companies Act 2006 with reference to Schedules 5 and 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and section D of the UK Corporate Governance Code in preparing this report and in designing performance-related remuneration for senior executives.

        KPMG Audit Plc has audited the report to the extent required by the Regulations, being the sections headed 'Directors' remuneration for the year ended 30 June 2011', 'Long term incentive plans', 'Directors' share options over ordinary shares', 'Directors' interests in PSP and TSR plan awards' and 'Executive directors' pension benefits'. In addition, the following sections form part of the audited financial statements: 'Share and other interests' and 'Key management personnel related party transactions'.

        Terms defined in this remuneration report are used solely herein.

Definitions

AGM – annual general meeting of shareholders.

Adjusted EPS – for the purpose of the SESOP, an underlying measure of EPS is used, calculated as reported EPS adjusted to exclude exceptional items and the impact of changes in exchange rates, to apply a tax rate before exceptional items for each year and to exclude the impacts of IAS 19, 21 and 39 from net finance charges.

Normal retirement age – for pension purposes this is age 62.

Organic net sales growth – for the purpose of the PSP, the growth in the group's sales net of excise duties and calculated on a constant currency basis excluding the impact of acquisitions, in the year in which they arise, and disposals.

Organic operating margin improvement – for the purpose of the PSP, the movement in the group's organic operating profit, calculated on a constant currency basis excluding the impact of exceptional items, acquisitions, in the year in which they arise, and disposals, divided by organic net sales.

RPI – the retail prices index is a UK government index that measures changes in cost of living.

TSR – for the purpose of the PSP, total shareholder return is the percentage growth in Diageo's share price assuming all dividends and capital distributions are reinvested.

Corporate governance report

Dear Shareholder

On behalf of the board, I am pleased to present the corporate governance report for the year ended 30 June 2011.

        Boards of directors are responsible for the governance of their companies, that is to say, the way in which companies are directed and controlled. The responsibilities of the board include setting the company's strategic aims and its values, providing the leadership to put them into effect, supervising and constructively challenging the management who are responsible for the day to day operational running of the business and reporting to shareholders on their stewardship. We continue to believe that Diageo has a board with the appropriate balance of diverse skills, experience, independence and knowledge of the company to enable them to discharge these responsibilities effectively. The description in this report of Diageo's corporate governance structures and procedures and of the work of the board and the executive committee is intended to give a sense of how this is approached.

        The principal corporate governance rules applying to UK companies listed on the London Stock Exchange (LSE) for the year ended 30 June 2011 are contained in The UK Corporate Governance Code as updated and published by the Financial Reporting Council (FRC) in May 2010 (the Code) and the UK Financial Services Authority (FSA) Listing Rules, which require companies listed on the Main Market of the LSE to describe, in their annual report, their corporate governance from two points of view: the first dealing generally with their application of the Code's main principles and the second dealing specifically with non-compliance with any of the Code's provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice. Diageo has complied with all relevant provisions set out in the Code throughout the year. The Code is publicly available under the heading 'Corporate Governance' at the website of the FRC, www.frc.org.uk.

        Diageo must also comply with corporate governance rules contained in the FSA Disclosure and Transparency Rules as well as certain related provisions in the Companies Act 2006 (the Act).

        As well as being subject to UK legislation and practice, as a company listed on the New York Stock Exchange (NYSE), Diageo is subject to the listing requirements of the NYSE and the rules of the Securities and Exchange Commission (SEC). Compliance with the provisions of the US Sarbanes-Oxley Act of 2002 (SOX), as it applies to foreign issuers, is continually monitored. Whilst the directors believe that the group's corporate governance policies continue to be robust, changes have been and will continue to be made in light of the rules that are in place at any point in time. Diageo follows UK corporate governance practice; differences from the NYSE corporate governance standards are summarised below within this report and on the company's website at www.diageo.com.

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

Corporate governance report (continued)

        The directors' biographies also show the significant other commitments of the chairman and other directors and whether there have been any changes to them during the year. Directors' attendance during the year at board meetings, meetings of the audit, nomination and remuneration committees and at the annual general meeting was as set out in the table at the end of this report.

        The board considers that it is beneficial for the executive directors to hold an external directorship to broaden their experience and normally this would be limited to one company. The chief executive, PS Walsh, holds a UK non-executive directorship in Unilever PLC and a US non-executive directorship in FedEx Corporation. The board considers that, given the importance of the United States to the company's business, the FedEx directorship is of benefit to Mr Walsh in terms of market awareness, US business practices and networking and that the time commitment is not onerous as the meetings can be combined with other business trips to the United States. The chief financial officer, D Mahlan currently holds no non-executive directorships.

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

Activities of the board    It is the responsibility of the chairman and the company secretary to work closely together in planning the annual programme and agendas for meetings. During the year, six scheduled board meetings were held, five in the United Kingdom and one in the USA, which incorporated a specific North American business focus and involved visits to distributors and customers. In addition, an annual strategy conference with the full executive committee was held offsite at which the group's strategy was reviewed in depth.

        When directors are unable to attend a meeting, they are advised of the matters to be discussed and take advantage of the opportunity to make their views known to the chairman prior to the meeting. The board manages overall control of the company's affairs with reference to the formal schedule of matters reserved for the board for decision. The schedule was last revised in June 2009.

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

Corporate governance report (continued)

        The Act sets out directors' general duties concerning conflicts of interest and related matters. The board have agreed an approach and adopted guidelines for dealing with conflicts of interest and have added responsibility for authorising conflicts of interest to the schedule of matters reserved for the board. The board confirmed that it was aware of no situations that may or did give rise to conflicts with the interests of the company other than those that may arise from directors' other appointments as disclosed in their biographies above. In accordance with the articles, the board authorised the chairman or the company secretary, as appropriate, to receive notifications of conflicts of interest on behalf of the board and to make recommendations as to whether the relevant matters should be authorised by the board. The company has complied with these procedures during the year.

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

        The non-executive directors also oversee the operational performance of the whole group. To do this they have full and timely access to all relevant information, with updates also provided on governance and regulatory matters affecting the company. In addition, executive committee members and other senior executives are invited, as appropriate, to board and strategy meetings to make presentations on their areas of responsibility. The chairman and non-executive directors are also invited to attend the executive committee members' senior leadership meetings to gain further insight into different aspects of the business.

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

        All directors are provided with the opportunity, and encouraged to go, for training to ensure they are kept up to date on relevant legal developments or changes and best practice and changing commercial and other risks. Typical training experience for directors includes attendance at seminars, forums, conferences and working groups and during the year also included training on compliance, risk, legal and tax matters. Training for directors is kept under review during the year and forms part of the

Corporate governance report (continued)

chairman's individual meetings held with each director, with feedback sought from directors on areas and topics that they want to be covered.

Performance evaluation    During the year, an evaluation of the board's effectiveness, including the effectiveness of the audit committee, nomination committee and the remuneration committee was undertaken by external consultants by way of a written questionnaire followed by individual meetings with all directors. The consultants had no other connection with the company. The board questionnaire focussed on the performance of the board throughout the past year in the areas of strategy, performance management, management succession, risk management and boardroom dynamics. The questionnaire for the committees focussed on the performance of the respective committees throughout the past year, how the performance could be enhanced and areas of focus for the forthcoming year. A report was prepared for the board on its and its committees' effectiveness. The report concluded that the board and its committees continued to operate effectively, meeting the requirements and the spirit of the Code, with a climate within the boardroom that creates the optimum conditions for good decision making and sound guidance. There were nevertheless areas identified for the board and committees to enhance effectiveness. These will result in a continuing review of the process for ensuring effective meetings and the annual agendas of the board and its committees to ensure they are updated to reflect the feedback received.

        Given the context of two independent non-executive directors retiring at the upcoming annual general meeting, the importance of ensuring appropriate succession to the board to maintain the boardroom dynamics and the appropriate balance of skills and experience was also recognised.

        The performance of each director, who met individually with the chairman, was evaluated by the chairman based on self-analysis and input from the other directors. The chairman's performance was evaluated by the directors, using an internally produced questionnaire which was completed and returned to the senior non-executive director, who discussed the feedback in a meeting with the executive and non-executive directors and then privately with the chairman. A report on the individual performance evaluation process was given to the nomination committee. Following the performance evaluation of individual directors, the chairman has confirmed that the non-executive directors standing for re-election at this year's annual general meeting continue to perform effectively and demonstrate commitment to their roles. It is the board's intention to continue to review annually its performance and that of its committees and individual directors. A decision is taken each year on the performance evaluation process to be used. In respect of the coming year's evaluation process, no decision has yet been made whether to continue with the same method of facilitation or to revert to internal evaluation.

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

Corporate governance report (continued)

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

        The audit committee reviews annually the appointment of the auditor and, on the audit committee's recommendation, the board agreed in August 2011 to recommend to shareholders at the annual general meeting in 2011, the re-appointment of the external auditor for a period of one year. The current overall tenure of the external auditor dates from 1997. Any decision to open the external auditor to tender is taken on the recommendation of the audit committee, based on the results of the effectiveness review described below. There are no contractual obligations that restrict the company's current choice of external auditor.

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

Corporate governance report (continued)

        The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in June 2011. Under this policy the provision of any non-audit service must be approved by the audit committee, unless the proposed service is both expected to cost less than £250,000 and also falls within one of a number of service categories which the audit committee has pre-approved. These pre-approved service categories may be summarised as follows:

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

Fees paid to the auditor for audit related and non-audit related services are analysed in note 3 (c) to the financial statements. The main non-audit related services provided by the auditor during the year were in respect of due diligence work for potential acquisitions and tax advice. The auditor was considered to be best placed to provide these services and was the provider that offered the best value. The nature and level of all services provided by the external auditor is a factor taken into account by the audit committee when it reviews annually the independence of the external auditor.

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

        Any new directors are appointed by the board and, in accordance with the company's articles of association, they must be elected at the next AGM to continue in office. All existing directors retire by rotation every year, as required by the Code.

Activities of the nomination committee    The principal activities of the nomination committee during the year were: the review of individual performance; a review of the executive committee structure, membership and succession planning for it; the consideration of potential non-executive directors; and succession to the role of chief financial officer.

        In respect of the appointment of Lord Davies to the board during the year, the recruitment process included the development of a candidate profile and the engagement of a professional search agency specialising in the recruitment of high calibre non-executive directors. Reports on potential appointees were provided to the committee, which, after careful consideration, made a recommendation to the board.

Corporate governance report (continued)

        Diageo supports diversity within its board of directors, including gender diversity. Currently there are four female directors, out of a total of eleven board members. We believe that all four bring a wealth of international business experience and are an asset to the company and the board.

        Without seeking to set a specific goal for female representation on the board, it remains our aspiration to maintain a high level of diversity, including gender diversity, within the boardroom, appropriate to and reflecting the global nature of the company and the strategic imperatives the board has agreed upon.

        For similar reasons, Diageo has set itself a goal to increase the number of women in leadership positions in the company and is making good progress towards this objective with 27% currently filling the leadership positions. The aim of the board is to continue to ensure that the company has the right balance of skills, diversity, in all forms, and experience.

        This approach has led us to be well represented by women on the board and having fully considered the succession to the executive committee and to leadership positions over the ensuing years, the board is confident it will continue to be able to report progress on the gender diversity agenda.

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

Executive direction and control

Executive committee    The executive committee, appointed and chaired by the chief executive, consists of the individuals responsible for the key components of the business: for the year ended 30 June 2011, North America, Europe, International and Asia Pacific markets, global supply and global functions. With effect from 1 July 2011, the structure has been revised, as set out in the 'Business description' section of this annual report. The members of the committee and their biographies are set out above in the 'Board of directors and executive committee' section of this annual report. It met, fully, four times during the year, and spent most of its time discussing strategy, people, performance (including brands) and governance. Meetings were held in the USA, Russia, the UK and Hungary. In addition, scheduled interim update meetings were held by teleconference throughout the year. Responsibility and authority (within the financial limits set by the board) are delegated by the chief executive to individual members of the executive committee who are accountable to him for the performance of their business units.

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

Corporate governance report (continued)

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

Corporate citizenship committee    Chaired by the chief executive and responsible for making decisions or, where appropriate, recommendations to the board or executive committee concerning policies, issues and measurement and reporting for the following impacts across Diageo's value chain: alcohol in society, water, broader environmental sustainability, community, our people and governance and ethics. Progress in these areas is reported periodically to the board and publicly through a separate Sustainability & Responsibility Report, selected aspects of which are subject to external assurance. This report and the group's social, ethical and environmental policies are published on the Diageo website.

        Two executive working groups (one on alcohol in society, chaired by the corporate relations director, and one on environmental performance, chaired by the president, global supply) assist the committee with decisions on specific issues.

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

Corporate governance report (continued)

the management, including the company's principal executive and principal financial officer, as appropriate, to allow timely decisions regarding disclosure.

Additional information

Internal control and risk management

Diageo's aim is to manage risk and to control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the financial statements were approved and accords with the guidance issued by the Financial Reporting Council in October 2005,'Internal Control: Revised Guidance for Directors on the Combined Code', also known as the Turnbull guidance (as amended by the Flint review).

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

Corporate governance report (continued)

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

        During the year, in line with the revised principles of the Code, the board considered the nature and extent of the risks it was willing to take to achieve its strategic goals and adopted an internal statement of risk appetite, which describes existing risk behaviours and identifies a set of high level risk statements underpinning them. The statement of risk appetite serves as a complement to Diageo's risk policy and was considered and recommended to the board by both the audit and risk committee and the audit committee.

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

Compliance and ethics programme

Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. The board has a comprehensive training and education programme for both employees and the network of compliance and ethics ambassadors, whose role it is to be the key point of contact for compliance within each market and function. The code of business conduct is also supported by a set of global policies. Work commenced during the year to simplify these policies and to make access and governance of the policies easier.

        The Diageo marketing code together with Diageo's digital code of practice remain the principles that Diageo follows in relation to marketing and promotional activities of its brands and products.

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

        Compliance and ethics programme guidelines specify the manner in which any potential violations of these codes should be dealt with, including line manager reporting and an independent 'SpeakUp' employee help line. The latter is operated independently and all reports are sent, in confidence, to the global compliance and ethics director and head of corporate security for review, and where appropriate, investigation and escalation to the audit committee as required. There is an annual certification requirement for all management level employees to confirm compliance with the code of business conduct and to identify areas of possible non-compliance to the global compliance and ethics director.

Corporate governance report (continued)

With the UK Bribery Act coming into force on 1 July 2011, the compliance and ethics director, together with group legal, reviewed the company's compliance and ethics programme and as a result of the review, no material changes to the compliance and ethics programme or planned workstreams were proposed.

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

        For the year ended 30 June 2011, Diageo produced an annual report, which is available to all shareholders on its website, or in paper form by election or on request. As an alternative to receiving a paper notification through the post, shareholders may elect to receive email notification that the documents are available to be accessed on the company's website. Shareholders can also choose to receive email notification when new company information is published on www.diageo.com. The website also provides private shareholders with the facility to check their shareholdings online and to send any questions they may have to the company.

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

Charitable and political donations

During the year, total charitable donations made by the group were £28 million (2010 – £24.9 million). UK group companies made donations of £10.5 million (2010 – £12.0 million) to charitable organisations

Corporate governance report (continued)

including £1.1 million (2010 – £1.1 million) to the Diageo Foundation and £7.7 million (2010 – £7.4 million) to the Thalidomide Trust. In the rest of the world, group companies made charitable donations of £17.5 million (2010 – £12.9 million) including £3.0 million to the Thalidomide Foundation Ltd in Australia (2010 – £nil).

        The group has not given any money for political purposes in the United Kingdom and made no donations to EU political organisations and incurred no EU political expenditure during the year. The group made contributions to non-EU political parties totalling £0.6 million during the year (2010 – £0.5 million). These were all made, consistent with applicable laws, to federal and state candidates and committees in North America, where it is common practice to make political contributions. No particular political persuasion was supported and contributions were made with the aim of promoting a better understanding of the group and its views on commercial matters, as well as a generally improved business environment.

Supplier payment policies and performance

Given the international nature of the group's operations, there is no group standard in respect of payments to suppliers. The group has moved to a standard term of 60 days in respect of payments to the majority of suppliers. Where this standard term does not yet apply, operating companies are responsible for agreeing terms and conditions for their business transactions when orders for goods and services are placed, so that suppliers are aware of the terms of payment and the relevant terms are included in contracts where appropriate. Creditor days have not been calculated, as Diageo plc had no material trade creditors at 30 June 2011. The company's invoices for goods and services are settled by subsidiaries acting on behalf of the company.

Going concern

The group's business activities together with significant risk factors are set out above in the 'Business description' section of this annual report. The liquidity position, capital resources and risk management processes covering exposure to currency, interest rate, credit, liquidity and price risk are described above in the 'Business review' section of this annual report.

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

Corporate governance report (continued)

made only in accordance with authorisation of management and the directors of the company; and provide reasonable assurance regarding prevention or timely detection of any unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

        Management has assessed the effectiveness of Diageo's internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the Exchange Act) based on the framework in 'Internal Control – Integrated Framework', issued by the committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as at 30 June 2011, internal control over financial reporting was effective.

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

        KPMG Audit Plc, an independent registered public accounting firm, who also audit the group's consolidated financial statements, has audited the effectiveness of the group's internal control over financial reporting, and has issued an unqualified report thereon, which is included on pages 235 and 236 of this document.

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

Corporate governance report (continued)

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

The directors are responsible for keeping proper accounting records that are sufficient to show and explain the parent company's transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 2006 and, as regard to group consolidated accounts, Article 4 of the IAS Regulation. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

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

Responsibility statement

Each of the directors, whose names are set out above in the 'Board of directors and executive committee' section of this annual report, confirms that to the best of his or her knowledge:

  •
  the consolidated financial statements contained in the Annual Report for the year ended 30 June 2011, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed and adopted for use in the EU, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

  •
  the management report represented by the directors' report contained in the annual report for the year ended 30 June 2011 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.

The responsibility statement was approved by the board of directors on 24 August 2011.

New York Stock Exchange corporate governance rules

Under applicable SEC rules and the NYSE's corporate governance rules for listed companies, Diageo must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards.

Corporate governance report (continued)

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

  •
  Director independence: the Code requires at least half the board (excluding the chairman) to be independent non-executive directors, as determined by affirmatively concluding that a director is independent of management and free from any relationship that could materially interfere with the exercise of independent judgement. NYSE rules require a majority of independent directors, according to the NYSE's own 'brightline' tests and an affirmative determination by the board that the director has no material relationship with the listed company. Diageo's board has determined that, in its judgement and without taking into account the NYSE brightline tests, all of the non-executive directors are independent. As such, currently 8 of Diageo's 11 directors are independent.

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

Corporate governance report (continued)

    issuer but is required to notify the NYSE if any executive officer becomes aware of any non-compliance with NYSE corporate governance standards. No such notification was necessary during the period covered by this report.

    Directors' attendance record at the annual general meeting, board meetings and board committee meetings, for the year ended 30 June 2011 was as set out in the table below. For board and board committee meetings, attendance is expressed as the number of meetings attended out of the number that each director was eligible to attend.

	Annual General Meeting 2010	Board (maximum 6)	Audit committee (maximum 6)		Nomination committee (maximum 3)		Remuneration committee (maximum 7)
Dr FB Humer	✓	6/6	6/6	*	3/3		7/7	*
PS Walsh	✓	6/6	4/6	**	3/3	*	7/7	*
DA Mahlan	✓	6/6	6/6	*	3/3		n/a
Lord Hollick	✓	6/6	6/6		3/3		7/7
PB Bruzelius	✓	6/6	6/6		3/3		6/7
LM Danon	✓	6/6	6/6		3/3		7/7
Lord Davies***	✓	3/5	3/5		2/3		5/6
BD Holden	×	6/6	6/6		3/3		7/7
PG Scott	✓	5/6	5/6		3/3		7/7
HT Stitzer	✓	6/6	6/6		3/3		7/7
PA Walker	✓	6/6	6/6		3/3		6/7

*
Attended by invitation.

**
Attended by invitation, for part only.

***
Lord Davies was appointed during the year. He was unable to attend some meetings, as a result of prior commitments which were made before he joined the board.

Directors' report

The directors have pleasure in submitting their Annual Report for the year ended 30 June 2011.

Annual General Meeting

The AGM will be held at The Institution of Engineering and Technology, Savoy Place, London WC2R 0BL at 2.30pm on Wednesday, 19 October 2011.

Dividends

Diageo paid an interim dividend of 15.50 pence per ordinary share on 6 April 2011. The directors recommend a final dividend of 24.90 pence per ordinary share. Subject to approval by shareholders, the final dividend will be paid on 24 October 2011 to ordinary shareholders on the register on 9 September 2011. Payment to US ADR holders will be made on 28 October 2011. A dividend reinvestment plan, which enables ordinary shareholders to invest their dividends in ordinary shares, is available in respect of the final dividend and the plan notice date is 3 October 2011.

Directors

The directors of the company who served during the year are shown in the section 'Board of directors and executive committee' above.

        In accordance with the UK Corporate Governance Code, all the directors retire by rotation at the AGM and offer themselves for re-election, with the exception of Lord Hollick and P Walker who will retire immediately after the AGM and will therefore not seek re-election. The non-executive directors proposed for re-election do not have service contracts.

        Further details of directors' contracts, remuneration and their interests in the shares of the company at 30 June 2011 are given in the directors' remuneration report above.

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

Directors' report (continued)

Other information

Other information relevant to the directors' report may be found in the following sections of the Annual Report:

Information	Location in Annual Report
Amendment of articles of association	Additional information for shareholders – Articles of association
Charitable and political donations	Corporate governance report
Corporate citizenship	Corporate governance report
Directors – appointment and powers	Additional information for shareholders – Articles of association
Directors' indemnities and compensation	Directors' remuneration report for loss of office
Employment policies	Business description – Premium drinks – Employees
Events since 30 June 2011	Financial statements – note 35 Post balance sheet events
Future developments	Business review – Trend information
Purchase of own shares	Business review – Liquidity and capital resources and Financial statements – note 28 Share capital and reserves
Principal activities of the company and its subsidiary undertakings in the course of the year	Financial statements – Principal group companies
Research and development	Business description – Premium drinks – Research and development
Share capital – structure, voting and other rights	Additional information for shareholders – Share capital and Articles of association
Share capital – employee share plan voting rights	Financial statements – note 34 Employee share compensation
Shareholdings in the company	Additional information for shareholders – Share capital
Supplier payment policies and performance	Corporate governance report

        The directors' report of Diageo plc for the year ended 30 June 2011 comprises these pages and the sections of the Annual Report referred to under 'Directors', 'Business review', 'Corporate governance statement' and 'Other information' above, which are incorporated into the directors' report by reference.

        The directors' report was approved by a duly appointed and authorised committee of the board of directors on 24 August 2011 and signed on its behalf by PD Tunnacliffe, the company secretary.

Financial statements – contents

139	Report of independent registered public accounting firm
140	Consolidated income statement
141	Consolidated statement of comprehensive income
142	Consolidated balance sheet
143	Consolidated statement of changes in equity
144	Consolidated statement of cash flows
145	Accounting policies of the group
153	Notes to the consolidated financial statements
234	Principal group companies

Report of independent registered public accounting firm

The board of directors and shareholders
Diageo plc:

        We have audited the accompanying consolidated balance sheets of Diageo plc and subsidiaries as of 30 June 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended 30 June 2011 on pages 140 to 233, and including the disclosures identified as 'part of the audited financial statements' within the 'Critical accounting policies' section on pages 83 to 85 and the 'Principal group companies' on page 234. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diageo plc's internal control over financial reporting as of 30 June 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), and our report dated 24 August 2011 expressed an unqualified opinion on the effectiveness of the company's internal control over financial reporting.

KPMG Audit Plc
London, England
24 August 2011

Consolidated income statement

	Notes	Year ended 30 June 2011	Year ended 30 June 2010	Year ended 30 June 2009
		£ million	£ million	£ million
Sales	2	13,232	12,958	12,283
Excise duties	3	(3,296)	(3,178)	(2,972)

Net sales	2	9,936	9,780	9,311
Cost of sales	3,5	(4,010)	(4,099)	(3,893)

Gross profit		5,926	5,681	5,418
Marketing	3	(1,538)	(1,419)	(1,327)
Other operating expenses	3,5	(1,793)	(1,688)	(1,673)

Operating profit	2	2,595	2,574	2,418
Sale of businesses	5	(14)	(15)	—
Interest receivable	6	278	469	252
Interest payable	6	(647)	(844)	(768)
Other finance income	6	—	4	2
Other finance charges	6	(28)	(91)	(78)
Share of associates' profits after tax	7	176	142	164

Profit before taxation		2,360	2,239	1,990
Taxation	8	(343)	(477)	(286)

Profit from continuing operations		2,017	1,762	1,704
Discontinued operations	9	—	(19)	2

Profit for the year		2,017	1,743	1,706

Attributable to:
Equity shareholders of the parent company		1,900	1,629	1,605
Non-controlling interests		117	114	101

		2,017	1,743	1,706

Basic earnings per share	10
Continuing operations		76.2p	66.3p	64.5p
Discontinued operations		—	(0.8)p	0.1p

		76.2p	65.5p	64.6p

Diluted earnings per share	10
Continuing operations		76.0p	66.2p	64.3p
Discontinued operations		—	(0.8)p	0.1p

		76.0p	65.4p	64.4p

The accompanying notes are an integral part of these consolidated financial statements.

 Consolidated statement of comprehensive income

	Notes	Year ended 30 June 2011	Year ended 30 June 2010	Year ended 30 June 2009
		£ million	£ million	£ million
Other comprehensive income
Exchange differences on translation of foreign operations excluding borrowings
– group		(133)	494	684
– associates and non-controlling interests		93	37	246
Exchange differences on borrowings and derivative net investment hedges		(51)	(429)	(773)
Effective portion of changes in fair value of cash flow hedges
– gains/(losses) taken to other comprehensive income		25	(27)	90
– transferred to income statement		56	(26)	(71)
Hyperinflation adjustment		6	25	—
Fair value gains on available-for-sale investments		—	—	4
Net actuarial gain/(loss) on post employment plans	4	272	8	(1,007)
Tax on other comprehensive income	27	(65)	(16)	254

Other comprehensive income, net of tax, for the year		203	66	(573)
Profit for the year		2,017	1,743	1,706

Total comprehensive income for the year		2,220	1,809	1,133

Attributable to:
Equity shareholders of the parent company		2,167	1,628	940
Non-controlling interests		53	181	193

Total comprehensive income for the year		2,220	1,809	1,133

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheet

	Notes	30 June 2011		30 June 2010
		£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	11	6,545		6,726
Property, plant and equipment	12	2,552		2,404
Biological assets	13	33		30
Investments in associates	14	2,385		2,060
Other investments	16	102		117
Other receivables	18	118		115
Other financial assets	22	305		472
Deferred tax assets	26	516		529
Post employment benefit assets	4	60		49

			12,616		12,502
Current assets
Inventories	17	3,473		3,281
Trade and other receivables	18	1,977		2,008
Assets held for sale	19	38		112
Other financial assets	22	89		98
Cash and cash equivalents	20	1,584		1,453

			7,161		6,952

Total assets			19,777		19,454

Current liabilities
Borrowings and bank overdrafts	21	(1,447)		(587)
Other financial liabilities	22	(90)		(186)
Trade and other payables	24	(2,838)		(2,615)
Liabilities held for sale	19	(10)		(10)
Corporate tax payable	8	(381)		(391)
Provisions	25	(149)		(155)

			(4,915)		(3,944)
Non-current liabilities
Borrowings	21	(6,748)		(8,177)
Other financial liabilities	22	(147)		(155)
Other payables	24	(41)		(76)
Provisions	25	(266)		(318)
Deferred tax liabilities	26	(777)		(744)
Post employment benefit liabilities	4	(898)		(1,254)

			(8,877)		(10,724)

Total liabilities			(13,792)		(14,668)

Net assets			5,985		4,786

Equity
Called up share capital	28	797		797
Share premium		1,343		1,342
Other reserves		3,300		3,245
Retained deficit		(195)		(1,377)

Equity attributable to equity shareholders of the parent company			5,245		4,007
Non-controlling interests			740		779

Total equity			5,985		4,786

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved by a duly appointed and authorised committee of the board of directors on 24 August 2011 and were signed on its behalf by PS Walsh and D Mahlan, directors.

 Consolidated statement of changes in equity

				Fair value, hedging and exchange reserve
					Retained earnings/(deficit)			Equity attributable to parent company shareholders
	Share capital	Share premium	Capital redemption reserve		Own shares	Other retained earnings	Total		Non- controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2008	816	1,342	3,127	34	(2,559)	703	(1,856)	3,463	670	4,133
Total comprehensive income	—	—	—	99	—	841	841	940	193	1,133
Employee share schemes	—	—	—	—	33	(8)	25	25	—	25
Share-based incentive plans	—	—	—	—	—	31	31	31	—	31
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	(6)	(6)	(6)	—	(6)
Own shares repurchased	(19)	—	19	—	184	(601)	(417)	(417)	—	(417)
Dividends paid	—	—	—	—	—	(870)	(870)	(870)	(98)	(968)
Acquisitions	—	—	—	—	—	—	—	—	(2)	(2)
Acquisition adjustment	—	—	—	—	—	—	—	—	(58)	(58)

At 30 June 2009	797	1,342	3,146	133	(2,342)	93	(2,249)	3,169	705	3,874
Total comprehensive income	—	—	—	(34)	—	1,662	1,662	1,628	181	1,809
Employee share schemes	—	—	—	—	89	(3)	86	86	—	86
Share-based incentive plans	—	—	—	—	—	31	31	31	—	31
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	4	4	4	—	4
Dividends paid	—	—	—	—	—	(914)	(914)	(914)	(107)	(1,021)

At 30 June 2010	797	1,342	3,146	99	(2,253)	876	(1,377)	4,007	779	4,786
Total comprehensive income	—	—	—	55	—	2,112	2,112	2,167	53	2,220
Employee share schemes	—	—	—	—	(4)	(5)	(9)	(9)	—	(9)
Share-based incentive plans	—	—	—	—	—	34	34	34	—	34
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	15	15	15	—	15
Shares issued	—	1	—	—	—	—	—	1	—	1
Dividends paid	—	—	—	—	—	(973)	(973)	(973)	(112)	(1,085)
Acquisitions	—	—	—	—	—	—	—	—	20	20

At 30 June 2011	797	1,343	3,146	154	(2,257)	2,062	(195)	5,245	740	5,985

The accompanying notes are an integral part of the consolidated financial statements.

 Consolidated statement of cash flows

	Notes	Year ended 30 June 2011		Year ended 30 June 2010		Year ended 30 June 2009
		£ million	£ million	£ million	£ million	£ million	£ million
Cash flow from operating activities
Cash generated from operations	29		2,879		3,184		2,654
Interest received			213		307		63
Interest paid			(524)		(612)		(478)
Dividends paid to non-controlling interests			(112)		(107)		(98)
Taxation paid			(365)		(474)		(522)

Net cash from operating activities			2,091		2,298		1,619
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		47		143		14
Purchase of property, plant and equipment and computer software		(419)		(374)		(355)
Net disposal/(purchase) of other investments		1		(43)		(24)
Payment into escrow in respect of the UK Pension Scheme		—		—		(50)
Sale of businesses		34		1		1
Acquisition of businesses	30	(117)		(206)		(102)

Net cash outflow from investing activities			(454)		(479)		(516)
Cash flows from financing activities
Proceeds from issue of share capital		1		—		—
Net (purchase)/sale of own shares for share schemes		(9)		85		(38)
Own shares repurchased		—		—		(354)
Net (decrease)/increase in loans		(414)		(422)		256
Equity dividends paid		(973)		(914)		(870)

Net cash outflow from financing activities			(1,395)		(1,251)		(1,006)

Net increase in net cash and cash equivalents			242		568		97
Exchange differences			(68)		(16)		66
Net cash and cash equivalents at beginning of the year			1,398		846		683

Net cash and cash equivalents at end of the year			1,572		1,398		846

Net cash and cash equivalents consist of:
Cash and cash equivalents	20		1,584		1,453		914
Bank overdrafts	21		(12)		(55)		(68)

			1,572		1,398		846

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

        The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgement, are set out under 'Critical accounting policies' in the Business review section of this Annual Report.

        The information set out in these accounts does not constitute the statutory accounts of the group within the meaning of the Companies Acts for the years ended 30 June 2011, 2010 or 2009. KPMG Audit Plc has reported on those accounts; their audit reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006 in respect of the accounts for the year ended 30 June 2011, 2010 or 2009. The accounts for 2010 and 2009 have been delivered to the registrar of companies and those for 2011 will be delivered in due course.

Basis for preparation of financial statements on a going concern basis

Information on the business environment that the group operates in, the group's strategy and the principal risk factors that the group faces is contained in the Business review. The financial position of the group, its cash flows, borrowings, borrowing facilities, commitments and the group's policies to manage its financial risk are described in the Business review under 'Liquidity and capital resources', 'Contractual obligations' and 'Risk management'. Further information is disclosed in notes 21, 22 and 23 to the consolidated financial statements.

        At 30 June 2011 the group has cash and cash equivalents of £1,584 million and committed bank facilities of £2,174 million, with borrowings and bank overdrafts due within one year of £1,447 million. The group owns a diverse portfolio of beverage alcohol assets and operates in numerous countries around the world. The group also has a wide diversity of customers and suppliers. The directors believe that the group is well positioned to manage its business and financial risks successfully.

        The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the consolidated financial statements.

Accounting policies of the group (continued)

Business combination

The consolidated financial statements include the results of the company and its subsidiaries together with the group's attributable share of the results of associates and joint ventures. The results of subsidiaries sold or acquired are included in the income statement up to, or from, the date that control passes. A subsidiary is an entity controlled, directly or indirectly, by Diageo plc. Control is the power to govern the operating and financial policies of the subsidiary so as to obtain benefits from its activities.

        On the acquisition of a business, or of an interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets including identifiable intangible assets and contingent liabilities acquired. Adjustments to fair values include those made to bring accounting policies into line with those of the group.

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

Advertising and promotion costs

Advertising costs, point of sale materials and sponsorship payments are charged to operating profit when the company has a right of access to the goods or services acquired.

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

Share-based payments – employee benefits

The fair value of equity settled share options and share grants is initially measured at grant date based on the binomial or Monte Carlo models and is charged in the income statement over the vesting period. For equity settled shares the credit is included in retained earnings in equity whereas for cash settled share-based payments a liability is recognised in the balance sheet, measured initially at the fair value of the liability. For cash settled share options and share grants, the fair value of the liability is remeasured at the end of each reporting period until the liability is settled, and at the date of settlement, with any changes in the fair value recognised in the income statement. Cancellations of share options are treated as an acceleration of the vesting period and any outstanding charge is recognised in operating profit immediately. Shares of Diageo plc held by the company for the purpose of fulfilling obligations in respect of various employee share plans around the group are deducted from equity in the consolidated balance sheet. Any surplus or deficit arising on the sale of the Diageo plc shares held by the group is included as a movement in equity.

Accounting policies of the group (continued)

Pensions and other post employment benefits

The group's principal pension funds are defined benefit plans. In addition, the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded defined benefit post employment liabilities. For defined benefit plans, the amount charged in the income statement is the cost of accruing pension benefits promised to employees over the year, plus any fully vested benefit improvements granted to members by the group during the year. The income statement also includes a credit equivalent to the group's expected return on the pension plans' assets over the year, offset by a charge equal to the expected increase in the plans' liabilities over the year. The difference between the fair value of the plans' assets and the present value of the plans' liabilities is disclosed as an asset or liability on the consolidated balance sheet. Any differences between the expected return on assets and those actually achieved, and any changes in the liabilities over the year due to changes in assumptions or experience within the plans, are recognised in other comprehensive income. The amount of any pension fund asset recognised on the balance sheet is limited to any future refunds from the plan or the present value of reductions in future contributions to the plan.

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

        The income statements and cash flows of overseas entities are translated into sterling at weighted average rates of exchange, other than substantial transactions that are translated at the rate on the date of the transaction. The adjustment to closing rates is taken to the exchange reserve.

        Balance sheets are translated at closing rates. Exchange differences arising on the retranslation at closing rates of the opening balance sheets of overseas entities are taken to the exchange reserve, as are exchange differences arising on foreign currency borrowings and financial instruments designated as net investment hedges, to the extent that they are effective. Tax charges and credits arising on such items are also taken to the exchange reserve. Gains and losses accumulated in the exchange reserve are recycled to the income statement when the foreign operation is sold. Other exchange differences are taken to the income statement.

Accounting policies of the group (continued)

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

Property, plant and equipment

Land and buildings are stated at cost less depreciation. Freehold land is not depreciated. Leaseholds are depreciated over the unexpired period of the lease. Other property, plant and equipment are depreciated on a straight-line basis to estimated residual values over their expected useful lives, and these values and lives are reviewed each year. Subject to these reviews, the estimated useful lives fall within the following ranges: industrial and other buildings – 10 to 50 years; plant and machinery – 5 to 25 years; fixtures and fittings – 5 to 10 years; casks and containers – 15 to 50 years; and returnable bottles and crates – 5 to 10 years.

        Reviews are carried out if there is some indication that impairment may have occurred, to ensure that property, plant and equipment are not carried at above their recoverable amounts.

Government grants

Government grants are not recognised until there is reasonable assurance that the group will comply with the conditions pursuant to which they have been granted and that the grants will be received. Government grants in respect of property, plant and equipment are deducted from the asset that they relate to and reduce the depreciation expense charged to the income statement.

Accounting policies of the group (continued)

Leases

Where the group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Assets held under finance leases are recognised as assets of the group at their fair value at the inception of the lease. The corresponding liability to the lessor is included in other financial liabilities on the consolidated balance sheet. Lease payments are apportioned between interest expense and a reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Other leases are treated as operating leases, with payments and receipts taken to the income statement on a straight-line basis over the life of the lease.

Biological assets

Grape cultivation by the group's wine business is accounted for as an agricultural activity. Accordingly, the group's biological assets (grape vines and grapes on the vine) are carried at fair value which, in the absence of third party valuations, is computed on the basis of a discounted cash flow calculation. Agricultural produce (harvested grapes) is valued at market value on transfer into inventory.

Associates and joint ventures

An associate is an undertaking in which the group has a long term equity interest and over which it has the power to exercise significant influence. The group's interest in the net assets of associates is included in investments in the consolidated balance sheet and its interest in their results is included in the consolidated income statement below the group's operating profit. Investments in associates are reviewed for impairment at least annually or whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment review compares the net carrying value with the recoverable amount, where the recoverable amount is the value in use calculated as the present value of the group's share of the associate's future cash flows or its fair market value. Joint ventures, where there is contractual joint control over the entity, are accounted for by including on a line-by-line basis the attributable share of the results, assets and liabilities.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, an appropriate proportion of production and other overheads, but not borrowing costs. Cost is calculated on an actual usage basis for maturing inventories and on a first in, first out basis for other inventories.

Assets held for sale

Non-current assets and disposal groups are classified as held for sale if their net book value is expected to be recovered through sale rather than continuing use. This condition is only met when the sale is highly probable and the non-current asset, or disposal group, is available for immediate sale in its present condition. Non-current assets and disposal groups classified as held for sale are measured at the lower of the fair value less selling costs and net book value.

Financial assets

Trade receivables are non-interest bearing and are stated at their nominal amount which is usually the original invoiced amount less any provisions made for bad and doubtful receivables. Estimated

Accounting policies of the group (continued)

irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Individual trade receivables are provided against when management deems them not to be fully collectable.

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

Financial liabilities

Borrowings are initially measured at cost, which is equal to fair value at inception, and are subsequently measured at amortised cost. Any difference between the proceeds, net of transaction costs, and the settlement or redemption amount is recognised over the term of the borrowing using the effective interest rate method.

        The fair value adjustments for all loans designated as hedged items in a fair value hedge are disclosed, as a net figure, separately. The fair value adjustment is calculated using a discounted cash flow technique based on market data applied consistently for similar types of instruments.

Trade payables are non-interest bearing and are stated at their nominal value.

Derivative financial instruments

Derivative financial instruments are carried at fair value that is calculated using a discounted cash flow technique based on market data applied consistently for similar types of instruments. Gains and losses on derivatives that do not qualify for hedge accounting treatment are taken to the income statement as they arise.

        The purpose of hedge accounting is to mitigate the impact of potential volatility in the income statement due to changes in exchange or interest rates, by matching the impact of the hedged item and the hedging instrument in the income statement. To qualify for hedge accounting, the hedging relationship must meet several conditions with respect to documentation, probability of occurrence, hedge effectiveness and reliability of measurement. At the inception of the transaction, the group documents the relationship between hedged items and hedging instruments, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. The group also documents its assessment, at hedge inception and at least on a quarterly basis, as to whether the derivatives that are used in hedging transactions have been, and are likely to continue to be, effective in offsetting changes in fair value or cash flows of hedged items.

        The group designates derivatives which qualify for hedge accounting as either: (a) a hedge of the fair value of a recognised asset or liability (fair value hedge); (b) a hedge of a forecast transaction or the cash flow risk from a change in exchange or interest rates (cash flow hedge); or (c) a hedge of a net investment in foreign operations.

Accounting policies of the group (continued)

        The method of recognising the resulting gains or losses from movements in fair values is dependent on whether the derivative contract is designated to hedge a specific risk and qualifies for hedge accounting.

        Fair value hedges are used to manage the currency and/or interest rate risks to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of derivatives that are fair value hedges are recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. If such a hedge relationship is de-designated, fair value movements on the derivative continue to be taken to the income statement while any fair value adjustments made to the underlying hedged item to that date are amortised through the income statement over its remaining life using the effective interest rate method.

        Cash flow hedges are used to hedge the foreign currency risk of highly probable future foreign currency cash flows, as well as the cash flow risk from changes in exchange or interest rates. The effective portion of the gain or loss on the hedges is recognised in other comprehensive income, while any ineffective part is recognised in the income statement. Amounts recorded in other comprehensive income are recycled to the income statement in the same period in which the underlying foreign exchange or interest exposure affects the income statement.

        Net investment hedges take the form of either foreign currency borrowings or derivatives. All foreign exchange gains or losses arising on translation of net investments are recorded in other comprehensive income and included in the exchange reserve. Liabilities used as hedging instruments in a net investment hedge are revalued at closing exchange rates and the resulting gains or losses are recognised in other comprehensive income to the extent that they are effective, with any ineffectiveness taken to the income statement. Foreign exchange contracts hedging net investments in foreign operations are carried at fair value. Effective fair value movements are recognised in other comprehensive income, with any ineffectiveness taken to the income statement.

Provisions

Provisions are liabilities of uncertain timing or amount. A provision is recognised if, as a result of a past event, the group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are calculated on a discounted basis, where the difference from the original undiscounted provision is material. The carrying amounts of provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Taxation

Current tax is based on taxable profit for the year. This requires an estimation of the current tax liability together with an assessment of the temporary differences which arise as a consequence of different accounting and tax treatments.

        Full provision for deferred tax is made for temporary differences between the carrying value of assets and liabilities in the consolidated financial statements and their tax bases. The amount of deferred tax reflects the expected recoverable amount and is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using the basis of taxation enacted or substantively enacted by the balance sheet date. Deferred tax assets are not recognised where it is more likely than not that the asset will not be realised in the future. No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where the group is

Accounting policies of the group (continued)

able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance.

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

Notes to the consolidated financial statements

1.     New accounting policies

(a)   Adopted by the group    The following accounting standards, amendments and interpretations, issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no impact on its consolidated results or financial position:

Amendment to IAS 1 – Classification of the liability component of a convertible instrument

Amendment to IAS 7 – Classification of expenditures on unrecognised assets

Amendment to IAS 17 – Classification of leases of land and buildings

Amendment to IAS 27 – Consolidated and separate financial statements

Amendment to IAS 32 – Financial instruments: presentation – Classification of rights issues

Amendment to IAS 36 – Cash generating units

Amendments to IAS 39 – Financial instruments: recognition and measurement

Amendment to IFRS 2 – Group cash-settled share-based payment transactions

Amendments to IFRS 3 – Business combinations

Amendment to IFRS 5 – Non-current assets held for sale and discontinued operations

Amendment to IFRS 8 – Segment information with respect to total assets

IFRIC 19 – Extinguishing financial liabilities with equity instruments

(b)   Not adopted by the group    The following standards, amendments and interpretations, issued by the IASB or IFRIC and endorsed by the EU, unless stated otherwise, have not yet been adopted by the group. Unless stated otherwise, the standards or interpretations do not have to be adopted by the group until the year ending 30 June 2014 though the group may determine to adopt them earlier. The group does not currently believe the adoption of these standards or interpretations would have a material impact on the consolidated results or financial position of the group unless stated otherwise.

IFRS 9 – Financial instruments (not yet endorsed by the EU) removes the multiple classification and measurement models for financial assets required by IAS 39 and introduces a model that has only two classification categories: amortised cost and fair value. Classification is driven by the business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The accounting and presentation for financial liabilities and for derecognising financial instruments is relocated from IAS 39 without any significant changes. The group is currently assessing the impact this standard would have on its consolidated results and financial position of the group.

IFRS 10 – Consolidated financial statements (not yet endorsed by the EU) replaces the guidance of control and consolidation in IAS 27 and SIC – 12 – Consolidation – special purpose entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they were a single entity remains unchanged, as do the mechanics of consolidation.

IFRS 11 – Joint arrangements (not yet endorsed by the EU) requires joint arrangements to be accounted for as a joint operation or as a joint venture depending on the rights and obligations of each party to the arrangement. Proportionate consolidation for joint ventures will be eliminated and equity accounting will be mandatory. It is anticipated that the application of the standard will result in an

Notes to the consolidated financial statements (continued)

1.     New accounting policies (continued)

immaterial decrease in net sales, total assets and total liabilities of the group but have no impact on the group's net profit or net assets.

IFRS 12 – Disclosure of interests in other entities (not yet endorsed by the EU) requires enhanced disclosures of the nature, risks and financial effects associated with the group's interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 – Fair value measurement (not yet endorsed by the EU) explains how to measure fair value and aims to enhance fair value disclosures. The standard does not change the measurement of fair value but codifies it in one place.

Amendments to IAS 19 – Employee benefits (not yet endorsed by the EU) changes a number of disclosure requirements for post employment arrangements and restricts the options currently available on how to account for defined benefit pension plans. The most significant change that will impact the group is that the amendment requires the expected returns on pension plan assets, currently calculated based on management's estimate of expected returns to be replaced by a credit on the pension plan assets calculated at the liability discount rate. The group expects this change will result in an increase in finance costs but will not impact the group's net assets.

Amendment to IAS 1 – Presentation of financial statements (effective for Diageo in the year ending 30 June 2012)

Limited scope amendment to IAS 12 – Income taxes (not yet endorsed by the EU)

IAS 24 (Revised) – Related party disclosures (effective for Diageo in the year ending 30 June 2012)

IAS 27 (Revised) – Separate financial statements (not yet endorsed by the EU)

IAS 28 (Revised) – Associates and joint ventures (not yet endorsed by the EU)

Amendment to IAS 34 – Interim financial reporting (effective for Diageo in the year ending 30 June 2012)

Amendment to IFRS 7 – Disclosure of the financial effect of the extent to which collateral and other credit enhancements mitigate credit risk (effective for Diageo in the year ending 30 June 2012)

Amendment to IFRS 7 – Transfers of financial assets (effective for Diageo in the year ending 30 June 2012)

Amendment to IFRIC 13 – Customer loyalty programmes (effective for Diageo in the year ending 30 June 2012)

Amendment to IFRIC 14 – IAS 19: The limit on defined benefit assets, minimum funding requirements and their interaction (effective for Diageo in the year ending 30 June 2012)

2.     Segmental information

        Diageo is an international manufacturer and distributor of premium drinks. The group produces, markets and distributes a wide range of premium brands, including Johnnie Walker, Smirnoff, Baileys, Crown Royal, Captain Morgan and Guinness. In addition, Diageo also owns the distribution rights for the Jose Cuervo tequila brands in North America and many other markets.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

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

        The executive committee considers the business principally from a geographical perspective and the business analysis is presented under the operating segments of North America, Europe, International and Asia Pacific. In addition to these geographical selling segments, a further segment reviewed by the executive committee is Global Supply which manufactures and distributes premium drinks within the group. Continuing operations also include the Corporate function. In view of the focus on the geographical segments in explaining the group's performance in the Business review, the results of the Global Supply segment have, in order to provide additional reconciling information, been allocated to the geographical segments. This gives an additional basis of presenting the group's performance and results on the basis of the location of third party customers. Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information systems, facilities and employee costs that do not relate to the geographical segments or to Global Supply and hence are not allocated. They also include rents receivable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

        The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with internal reporting. For management reporting purposes the group measures the current year at, and restates the prior year net sales and operating profit to, the current year's budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group's reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year's budgeted exchange rates but is presented at the budgeted rates for the years ended 30 June 2010 and 30 June 2009, respectively.

        In addition, for management reporting purposes Diageo excludes the impact on net sales and operating profit of acquisitions and disposals completed in the current and prior year from the results of the geographical segments in order to provide comparable results. The impact of acquisitions and disposals is allocated to the appropriate geographical segments in the tables below. These acquisitions and disposals are the same as those disclosed in the organic growth reconciliations in the Business review but for management reporting purposes they are disclosed here at budgeted exchange rates.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

(a)   Segmental information for the consolidated income statement – continuing operations

	North America	Europe	Inter- national	Asia Pacific	Global Supply	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2011
Sales	3,853	4,190	3,384	1,735	2,678	(2,678)	13,162	70	13,232

Net sales
At budgeted exchange rates*	3,289	2,562	2,754	1,076	2,785	(2,682)	9,784	70	9,854
Acquisitions and disposals	27	3	35	1	—	—	66	—	66
Global Supply allocation	31	46	15	11	(103)	—	—	—	—
Retranslation to actual exchange rates	(23)	3	(57)	93	(4)	4	16	—	16

Net sales	3,324	2,614	2,747	1,181	2,678	(2,678)	9,866	70	9,936

Operating profit/(loss)
At budgeted exchange rates*	1,204	748	859	206	104	—	3,121	(181)	2,940
Acquisitions and disposals	4	(8)	(10)	(8)	—	—	(22)	—	(22)
Global Supply allocation	59	41	6	(2)	(104)	—	—	—	—
Retranslation to actual exchange rates	(12)	(3)	(51)	12	—	—	(54)	20	(34)

Operating profit/(loss) before exceptional items	1,255	778	804	208	—	—	3,045	(161)	2,884
Exceptional items	(23)	(157)	(13)	(50)	(35)	—	(278)	(11)	(289)

Operating profit/(loss)	1,232	621	791	158	(35)	—	2,767	(172)	2,595

Sale of businesses									(14)
Net finance charges									(397)
Share of associates' profits after tax
– Moët Hennessy									179
– Other associates									(3)

Profit before taxation									2,360

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

2009
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

(iii)
The group's net finance charges are managed centrally and are not attributable to individual operating segments.

(b)   Other segmental information

	North America	Europe	Inter- national	Asia Pacific	Global Supply	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2011
Capital expenditure	2	18	137	24	176	62	419
Depreciation and intangible asset amortisation	(3)	(16)	(76)	(22)	(129)	(40)	(286)
Exceptional accelerated depreciation	—	—	—	—	(27)	—	(27)
Exceptional impairment of intangible assets	—	(39)	—	—	—	—	(39)

2010
Capital expenditure	1	16	91	14	193	59	374
Depreciation and intangible asset amortisation	(3)	(16)	(68)	(20)	(143)	(41)	(291)
Exceptional accelerated depreciation	—	—	—	—	(44)	(2)	(46)
Exceptional impairment of intangible assets	—	(35)	—	—	—	—	(35)

2009
Capital expenditure	18	20	98	11	183	25	355
Depreciation and intangible asset amortisation	(28)	(17)	(70)	(18)	(113)	(36)	(282)
Exceptional accelerated depreciation	—	—	(3)	—	(15)	—	(18)

        Capital expenditure represents the amount paid in the year. Due to a change in the organisational structure, capital expenditure and depreciation in respect of wine production in the United States were reported under Global Supply in the years ended 30 June 2011 and 30 June 2010 and for the year ended 30 June 2009 were reported under North America.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

(c)   Geographical information

	Great Britain	United States	Nether- lands	Rest of World	Total
	£ million	£ million	£ million	£ million	£ million
2011
Sales	1,669	3,581	45	7,937	13,232
Non-current assets	1,226	3,150	2,196	5,163	11,735

2010
Sales	1,680	3,615	46	7,617	12,958
Non-current assets	1,122	3,348	2,327	4,655	11,452

2009
Sales	1,577	3,615	38	7,053	12,283
Non-current assets	1,203	3,086	2,230	4,349	10,868

(i)
The geographical analysis of sales is based on the location of third party customers.

(ii)
The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates, other investments and non-current other receivables.

(d)   Sales by category

	Spirits	Beer	Wine	Ready to drink	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
2011	8,742	2,829	561	940	160	13,232
2010	8,475	2,752	642	917	172	12,958
2009	7,968	2,654	615	871	175	12,283
(e)
Foreign exchange rates    The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2011, expressed in US dollars and euros per £1, were as follows:

	US dollar			Euro
	2011	2010	2009	2011	2010	2009
	$	$	$	€	€	€
Weighted average rates used to translate income statements	1.59	1.57	1.60	1.16	1.13	1.17
Year end rates used to translate assets and liabilities	1.61	1.50	1.65	1.11	1.22	1.17

        The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

        The results for the year ended 30 June 2011 include operating profit for Venezuela denominated in Venezuelan bolivar of VEF 664 million (2010 – VEF 485 million), translated at an exchange rate of $1 = VEF 9 (£1 = VEF 14.31) (2010 – translated at $1=VEF 2.15 for the six months ended 31 December 2009 and $1=VEF 4.30 for the six months ended 30 June 2010).

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

(f)
Assets and liabilities    The management information provided to the chief operating decision maker does not include an analysis by geographical segment of assets and liabilities and accordingly no analysis by geographical segment of total assets or total liabilities is disclosed.

3.     Operating costs

	2011	2010	2009
	£ million	£ million	£ million
Excise duties	3,296	3,178	2,972
Cost of sales	4,010	4,099	3,893
Marketing	1,538	1,419	1,327
Other operating expenses	1,793	1,688	1,673

	10,637	10,384	9,865

Comprising:
Excise duties – Great Britain	839	820	747
– United States	525	542	564
– Other	1,932	1,816	1,661
Increase in inventories	(263)	(111)	(220)
Raw materials and consumables	2,227	2,099	1,993
Marketing	1,538	1,419	1,327
Other external charges (a)	2,164	2,165	2,236
Staff costs (note 4)	1,344	1,269	1,232
Depreciation, amortisation and impairment	352	372	300
Gains on disposal of property	(20)	(89)	(6)
Net foreign exchange losses	16	127	65
Other operating income	(17)	(45)	(34)

	10,637	10,384	9,865

(a)
Other external charges    Other external charges include operating lease rentals for plant and equipment of £19 million (2010 – £16 million; 2009 – £11 million), other operating lease rentals (mainly properties) of £87 million (2010 – £74 million; 2009 – £76 million), research and development expenditure of £17 million (2010 – £13 million; 2009 – £17 million) and maintenance and repairs of £106 million (2010 – £103 million; 2009 – £90 million).

(b)
Exceptional operating items    Included in the table above are exceptional operating items as follows:

	2011	2010	2009
	£ million	£ million	£ million
Other external charges	160	100	70
Staff costs	64	82	82
Depreciation, amortisation and impairment
Accelerated depreciation	27	46	18
Ursus impairment	39	35	—
Gains on disposal of property	(1)	(86)	—

	289	177	170

Notes to the consolidated financial statements (continued)

3.     Operating costs (continued)

(c)
Auditor fees    The fees of the principal auditor of the group, KPMG Audit Plc, and its affiliates were as follows:

	United Kingdom	Rest of World	2011	2010	2009
	£ million	£ million	£ million	£ million	£ million
Audit of these financial statements	0.8	0.3	1.1	1.0	1.0
Audit of financial statements of subsidiaries pursuant to legislation	2.1	3.6	5.7	5.6	5.5
Other services pursuant to legislation(i)	0.4	1.0	1.4	1.3	1.3

Total audit fees	3.3	4.9	8.2	7.9	7.8
Other services relevant to taxation(ii)	0.1	0.4	0.5	0.6	1.4
Audit related fees under SEC regulations(iii)	0.3	0.2	0.5	1.1	1.3
All other fees(iv)	0.5	0.4	0.9	0.4	0.7

	4.2	5.9	10.1	10.0	11.2

(i)
Other services pursuant to legislation relate principally to reporting required under section 404 of the US Sarbanes-Oxley Act.

(ii)
Other services relevant to taxation comprise principally tax compliance services and tax advice.

(iii)
Audit-related fees under SEC regulations comprise the aggregate fees billed for assurance and related services including services in respect of due diligence and work performed in connection with registration statements.

(iv)
All other fees relate principally to advisory services, including services in respect of accounting advice.

In addition to the amounts above, £0.1 million (2010 – £0.2 million; 2009 – £0.2 million) was charged for audit services by firms other than KPMG Audit Plc. KPMG Audit Plc fees for audit services in respect of employee pension funds and benefit plans were £0.1 million (2010 – £0.2 million; 2009 – £0.3 million).

4.     Employees

        The average number of employees on a full time equivalent basis, excluding employees of associates, was as follows:

	2011	2010	2009
North America	1,690	1,615	2,258
Europe	2,912	3,007	3,253
International	5,867	5,097	4,952
Asia Pacific	2,705	2,636	2,668
Global Supply	7,802	8,171	8,116
Corporate and other	2,810	2,761	2,792

	23,786	23,287	24,039

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

The average number of employees of the group, including part time employees, for the year was 24,020 (2010 – 23,521; 2009 – 24,270). During the year ended 30 June 2010 the supply operations of the US wine business were transferred from North America to Global Supply resulting in the transfer of employees between the two operating segments.

        Employees of corporate functions whose costs are charged to the operating segments, such as those in shared service operations, are included in 'Corporate and other' in the analysis above.

	2011	2010	2009
	£ million	£ million	£ million
Aggregate remuneration
Wages and salaries	1,122	1,070	1,063
Share-based incentive plans	34	31	31
Employer's social security	85	82	73
Employer's pension	104	91	68
Other post employment	(1)	(5)	(3)

	1,344	1,269	1,232

The costs of post employment benefits and share-based incentive plans have been included in the consolidated income statement for the year ended 30 June 2011 as follows: cost of sales £60 million (2010 – £54 million; 2009 – £53 million) and other operating expenses £77 million (2010 – £63 million; 2009 – £43 million). Included within aggregate remuneration is £64 million (2010 – £82 million; 2009 – £82 million) in respect of exceptional operating items.

        Employer's pension costs include £7 million (2010 – £6 million; 2009 – £5 million) in respect of defined contribution plans, representing contributions payable to these plans by the group at rates specified in the rules of the plans.

Retirement benefits    The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices.

        The larger plans are generally of the defined benefit type and are funded by payments to separately administered funds or insurance companies. The principal plans are in the United Kingdom, Ireland, United States and Canada where benefits are based on employees' length of service and average final salary. All valuations were performed by independent actuaries using the projected unit method to determine pension costs. The most recent full valuations of the significant defined benefit pension plans were carried out as follows: United Kingdom on 31 March 2009; Ireland on 31 December 2009; and United States on 1 January 2011. The measurement dates used to calculate the disclosures in the consolidated financial statements are the respective balance sheet dates. In the United Kingdom, the UK Diageo Pension Scheme (a final salary defined benefit pension plan) (the UK Scheme) closed to new members in November 2005. Employees who have joined Diageo in the United Kingdom thereafter have been eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit pension plan).

        The assets of the UK and Irish pension plans are held in separate funds administered by trustees to meet long term pension liabilities to past and present employees. The trustees are required to act in the best interests of the plans' beneficiaries. The two largest pension plans are the UK Scheme in the United Kingdom and the Guinness Ireland Group Pension Scheme in Ireland (the Irish Scheme). For

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

the UK Scheme, the trustee is Diageo Pension Trust Limited. The appointment of the directors to the board is determined by the Scheme's trust documentation. As required by legislation one-third of all directors of the Trust are nominated by members of the UK Scheme. Two member nominated directors have been appointed from the pensioner member community and two from the active member community. For the Irish Scheme, the appointment of trustees is a Diageo Ireland decision. Currently Diageo Ireland makes four nominations and appoints three further candidates nominated by representative groupings. The chairman is a former employee of Diageo Ireland and is viewed as independent.

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

	United Kingdom			Ireland			United States
	2011	2010	2009	2011	2010	2009	2011	2010	2009
	%	%	%	%	%	%	%	%	%
Rate of general increase in salaries	4.9	4.6	4.6	4.2	4.0	4.4	6.2	5.6	5.6
Rate of increase to pensions in payment	3.8	3.6	3.7	2.3	2.1	2.1	—	—	—
Rate of increase to deferred pensions	3.6	3.3	3.4	2.2	2.0	2.0	—	—	—
Medical inflation	n/a	n/a	n/a	n/a	n/a	n/a	8.5	9.0	8.8
Discount rate for plan liabilities	5.6	5.4	6.2	5.4	4.9	5.7	4.9	4.7	5.7
Inflation	3.6	3.3	3.4	2.2	2.0	2.0	2.2	1.6	1.6

For the main plans in the United Kingdom, Ireland and the United States, the salary increase assumptions include an allowance for age related promotional salary increases. For example in the United Kingdom salary increase assumptions comprise one percentage point above inflation and 0.3 of a percentage point for age related promotional salary increases. The 2011 assumption for medical inflation in the United States reduces by 0.5% per year to 5% (2010 – 0.5% per year to 5%).

        In assessing the group's post retirement liabilities, the mortality assumption for the UK Scheme (the largest plan) is based on the mortality experience of that plan. The mortality assumption is based on the CMI birth year tables with scaling factors based on the experience of the plan. The mortality assumption for the largest plan in Ireland is also based on the mortality experience of that plan with suitable future improvements. The mortality assumptions for the other plans around the world are based on relevant standard mortality tables and standard mortality improvements in each country.

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

        For the main UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom			Ireland
	2011	2010	2009	2011	2010	2009
	Age	Age	Age	Age	Age	Age
Retiring currently at age 65
Male	86.2	86.0	85.3	85.7	85.6	85.5
Female	87.8	87.7	86.7	88.3	88.2	88.1
Currently aged 45, retiring at age 65
Male	88.4	88.3	88.3	87.5	87.4	87.3
Female	90.1	90.1	89.3	90.1	90.0	89.9

(b)    In respect of defined benefit post employment plans, the net amounts charged to the consolidated income statement and consolidated statement of comprehensive income for the three years ended 30 June 2011 are set out below:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
2011
Operating profit
Current service cost	(59)	(19)	(32)	(110)
Past service gain	2	—	3	5
Gains on curtailments	2	4	3	9

Total charge to operating profit	(55)	(15)	(26)	(96)
Net credit/(charge) to other finance charges (note 6(b))	14	(4)	(13)	(3)

Charge before taxation	(41)	(19)	(39)	(99)

Consolidated statement of comprehensive income
Actual return on post employment plan assets	575	37	63	675
Expected return on post employment plan assets	(242)	(70)	(27)	(339)

Actual return less expected return on post employment plan assets	333	(33)	36	336
Experience gains and losses arising on the plan liabilities	(49)	(14)	(11)	(74)
Changes in assumptions underlying the present value of the plan liabilities	(54)	67	7	20

Actuarial gain recognisable in the reconciliation of the assets and liabilities	230	20	32	282
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	(10)	(10)

Net actuarial gain recognisable in other comprehensive income	230	20	22	272

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
2010
Operating profit
Current service cost	(49)	(19)	(31)	(99)
Past service gain	13	—	—	13
Gains on curtailments	8	—	1	9
Losses on settlements	—	(3)	—	(3)

Total charge to operating profit	(28)	(22)	(30)	(80)
Net charge to other finance charges (note 6(b))	(21)	(12)	(14)	(47)

Charge before taxation	(49)	(34)	(44)	(127)

Consolidated statement of comprehensive income
Actual return on post employment plan assets	566	164	18	748
Expected return on post employment plan assets	(217)	(68)	(28)	(313)

Actual return less expected return on post employment plan assets	349	96	(10)	435
Experience gains and losses arising on the plan liabilities	181	32	16	229
Changes in assumptions underlying the present value of the plan liabilities	(447)	(140)	(77)	(664)

Actuarial loss recognisable in the reconciliation of the assets and liabilities	83	(12)	(71)	—
Changes in the recognisable surplus of the plans with a surplus restriction	—	2	6	8

Net actuarial gain/(loss) recognisable in other comprehensive income	83	(10)	(65)	8

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
2009
Operating profit
Current service cost	(54)	(16)	(29)	(99)
Past service cost	—	—	(2)	(2)
Gains on curtailments	12	21	8	41

Total (charge)/credit to operating profit	(42)	5	(23)	(60)
Net credit /(charge) to other finance income (note 6(b))	11	—	(9)	2

(Charge)/credit before taxation	(31)	5	(32)	(58)

Consolidated statement of comprehensive income
Actual return on post employment plan assets	(302)	(212)	(56)	(570)
Expected return on post employment plan assets	(259)	(85)	(32)	(376)

Actual return less expected return on post employment plan assets	(561)	(297)	(88)	(946)
Experience gains and losses arising on the plan liabilities	42	18	—	60
Changes in assumptions underlying the present value of the plan liabilities	(79)	(47)	(1)	(127)

Actuarial loss recognisable in the reconciliation of the assets and liabilities	(598)	(326)	(89)	(1,013)
Changes in the recognisable surplus of the plans with a surplus restriction	—	(2)	9	7
Impact of minimum funding requirement	—	—	(1)	(1)

Net actuarial loss recognisable in other comprehensive income	(598)	(328)	(81)	(1,007)

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Total cumulative gain/(loss) recognised in other comprehensive income
At 30 June 2008	558	45	(69)	534
Recognised in the year	(598)	(328)	(81)	(1,007)

At 30 June 2009	(40)	(283)	(150)	(473)
Recognised in the year	83	(10)	(65)	8

At 30 June 2010	43	(293)	(215)	(465)
Recognised in the year	230	20	22	272

At 30 June 2011	273	(273)	(193)	(193)

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

(c)
The expected long term rates of return and fair values of the assets of the defined benefit post employment plans were as follows:

	United Kingdom		Ireland		United States and other		Total
	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value
	%	£ million	%	£ million	%	£ million	%	£ million
2011
Fair value of plan assets
Equities	8.3	1,699	8.6	527	8.2	285	8.3	2,511
Bonds	4.8	1,619	4.9	628	4.6	171	4.8	2,418
Property	8.3	495	8.6	75	8.3	10	8.3	580
Other	5.2	489	5.3	(10)	5.1	47	5.2	526

		4,302		1,220		513		6,035
Present value of funded plan liabilities		(4,402)		(1,571)		(705)		(6,678)
Present value of unfunded plan liabilities		(81)		—		(100)		(181)

Deficit in post employment plans		(181)		(351)		(292)		(824)
Surplus restriction		—		—		(2)		(2)
Impact of minimum funding requirement		—		—		(12)		(12)

Post employment benefit net liabilities		(181)		(351)		(306)		(838)

2010
Fair value of plan assets
Equities	8.1	1,709	8.2	415	8.0	234	8.1	2,358
Bonds	4.8	1,370	4.8	548	4.4	161	4.8	2,079
Property	8.1	427	8.2	78	9.2	11	8.1	516
Other	4.7	313	4.1	60	5.3	41	4.7	414

		3,819		1,101		447		5,367
Present value of funded plan liabilities		(4,205)		(1,458)		(712)		(6,375)
Present value of unfunded plan liabilities		(74)		(23)		(97)		(194)

Deficit in post employment plans		(460)		(380)		(362)		(1,202)
Surplus restriction		—		—		(2)		(2)
Impact of minimum funding requirement		—		—		(1)		(1)

Post employment benefit net liabilities		(460)		(380)		(365)		(1,205)

2009
Fair value of plan assets
Equities	8.3	1,528	8.6	371	8.4	198	8.4	2,097
Bonds	5.5	1,280	5.3	539	4.9	147	5.4	1,966
Property	7.3	358	7.6	97	13.5	13	7.5	468
Other	4.6	11	4.0	20	6.5	30	5.3	61

		3,177		1,027		388		4,592
Present value of funded plan liabilities		(3,845)		(1,364)		(584)		(5,793)
Present value of unfunded plan liabilities		(76)		(23)		(73)		(172)

Deficit in post employment plans		(744)		(360)		(269)		(1,373)
Surplus restriction		—		(2)		(7)		(9)
Impact of minimum funding requirement		—		—		(1)		(1)

Post employment benefit net liabilities		(744)		(362)		(277)		(1,383)

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

        Included in the post employment plan deficit of £824 million (2010 – £1,202 million; 2009 – £1,373 million) are £166 million (2010 – £180 million; 2009 – £141 million) in respect of post employment medical benefit liabilities and £32 million (2010 – £30 million; 2009 – £35 million) in respect of other non-pension post employment liabilities.

        Within the plan assets above there is no investment in the ordinary shares of Diageo plc. Included in equities in the UK plans at 30 June 2011 are £324 million (2010 – £356 million; 2009 – £391 million) invested in hedge funds and £285 million (2010 – £247 million; 2009 – £191 million) invested in private equity. Included in other assets at 30 June 2011 are interest rate and inflation swaps, along with repurchase agreements for the UK plans, with a fair value gain in the UK plans of £173 million (2010 – £51 million gain; 2009 – £46 million loss) and a fair value loss in the Irish plans of £18 million (2010 – £61 million gain; 2009 – £11 million gain).

        The asset classes include some cash holdings that are temporary. This cash is likely to be invested in the relevant asset class imminently and so has been included in the asset class where it is anticipated to be invested in the long term. UK plan assets include temporary cash of £43 million (2010 – £27 million; 2009 – £35 million) in 'equities', £74 million (2010 – £36 million; 2009 – £152 million) in 'bonds' and £5 million (2010 – £30 million; 2009 – £11 million) in 'property'. Irish plan assets include temporary cash of £11 million (2010 – £10 million; 2009 – £7 million) in 'equities' and £26 million (2010 – £105 million; 2009 – £64 million) in 'bonds'.

        Post employment benefit assets and liabilities are recognised in the consolidated balance sheet, depending on whether an individual plan is in surplus or deficit, as follows:

	2011	2010
	£ million	£ million
Non-current assets	60	49
Non-current liabilities	(898)	(1,254)

	(838)	(1,205)

The expected long term rates of return for equities have been determined by reference to government bond rates (minimum risk rates) in the countries in which the plans are based. As at 30 June 2011, to reflect the additional risks associated with equities, expected long term rates of return on equities include a risk premium of 4% per year (2010 and 2009 – 4%) in excess of the expected return from government bonds. This risk premium is a long term assumption which is set after taking actuarial advice and considering the assumptions used by other FTSE 100 companies. The expected long term rates of return for other assets are determined in a similar way, by using an appropriate risk premium relative to government bonds in the relevant country.

        The investment strategy for the group's funded post employment plans is decided locally by the trustee of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The objective for the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, while taking an acceptable amount of investment risk relative to the liabilities. This objective is implemented by using specific allocations to a variety of asset classes that are expected over the long term to deliver the target rate of return. Most investment strategies have significant allocations to equities, with the intention that this will result in the ongoing cost to the group of the post employment plans being lower over the long term, within acceptable boundaries of

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

risk. Each investment strategy is also designed to control investment risk by managing allocations to asset classes, geographical exposures and individual equity exposures.

        At 30 June 2011, approximately 33% (2010 – 33%; 2009 – 40%) of the UK Scheme's liabilities and approximately 37% (2010 – 38%; 2009 – 40%) of the Irish Scheme's liabilities were hedged against future movements in interest rates and inflation through the use of swaps.

        The discount rate is based on the yields of high quality, fixed income investments. For the UK pension plans, which represent approximately 65% of total plan liabilities, the discount rate is determined by reference to the yield curves of AA rated corporate bonds for which the timing and amount of cash outflows are similar to those of the plans. A similar process is used to determine the discount rate for the non-UK plans.

        The percentages of investments at fair value held by the pension plans at 30 June 2011 and 30 June 2010, analysed by category, were as follows:

	United Kingdom	Ireland	United States and other	Total
	%	%	%	%
2011
Equities	39	43	56	41
Bonds	38	51	33	40
Property	12	6	2	10
Other	11	—	9	9

	100	100	100	100

2010
Equities	45	38	52	44
Bonds	36	50	36	39
Property	11	7	3	10
Other	8	5	9	7

	100	100	100	100

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

(d)
Movements in the present value of plan liabilities during the three years ended 30 June 2011:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Present value of plan liabilities
At 30 June 2008	3,752	1,254	553	5,559
Exchange differences	—	97	83	180
Acquisition of businesses	—	—	16	16
Current service cost	54	16	29	99
Past service cost	—	—	2	2
Interest cost	248	85	41	374
Actuarial loss	37	29	1	67
Employee contributions	14	3	1	18
Benefits paid	(172)	(76)	(52)	(300)
Curtailments	(12)	(21)	(8)	(41)
Settlements	—	—	(9)	(9)

At 30 June 2009	3,921	1,387	657	5,965
Exchange differences	—	(69)	73	4
Current service cost	49	19	31	99
Past service gain	(13)	—	—	(13)
Interest cost	238	80	42	360
Actuarial loss	266	108	61	435
Employee contributions	14	3	1	18
Benefits paid	(188)	(84)	(51)	(323)
Curtailments	(8)	—	(1)	(9)
Settlements	—	3	(4)	(1)
Transfer from other payables	—	34	—	34

At 30 June 2010	4,279	1,481	809	6,569
Exchange differences	—	144	(27)	117
Current service cost	59	19	32	110
Past service gain	(2)	—	(3)	(5)
Interest cost	228	74	40	342
Actuarial loss/(gain)	103	(53)	4	54
Employee contributions	7	3	1	11
Benefits paid	(189)	(83)	(47)	(319)
Curtailments	(2)	(4)	(3)	(9)
Settlements	—	(10)	(1)	(11)

At 30 June 2011	4,483	1,571	805	6,859

In the years ended 30 June 2011 and 30 June 2010 agreement was reached with a group of employees whereby part of their redundancy settlement, previously included in other payables, was settled by an enhanced pension entitlement. Cash contributions will be made by the group to the relevant pension funds for those obligations.

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

(e)
Movements in the fair value of plan assets during the three years ended 30 June 2011:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Fair value of plan assets
At 30 June 2008	3,582	1,212	371	5,165
Exchange differences	—	93	52	145
Acquisition of businesses	—	—	15	15
Expected return on plan assets	259	85	32	376
Actuarial loss	(561)	(297)	(88)	(946)
Contributions by the group	55	7	66	128
Employee contributions	14	3	1	18
Benefits paid	(172)	(76)	(52)	(300)
Settlements	—	—	(9)	(9)

At 30 June 2009	3,177	1,027	388	4,592
Exchange differences	—	(52)	46	(6)
Expected return on plan assets	217	68	28	313
Actuarial gain/(loss)	349	96	(10)	435
Contributions by the group	103	43	49	195
Transfer of escrow account	147	—	—	147
Employee contributions	14	3	1	18
Benefits paid	(188)	(84)	(51)	(323)
Settlements	—	—	(4)	(4)

At 30 June 2010	3,819	1,101	447	5,367
Exchange differences	—	111	(13)	98
Expected return on plan assets	242	70	27	339
Actuarial gain/(loss)	333	(33)	36	336
Contributions by the group	90	61	63	214
Employee contributions	7	3	1	11
Benefits paid	(189)	(83)	(47)	(319)
Settlements	—	(10)	(1)	(11)

At 30 June 2011	4,302	1,220	513	6,035

(f)
History of funded status of plans at 30 June 2011:

	2011	2010	2009	2008	2007
	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets	6,035	5,367	4,592	5,165	5,019
Present value of plan liabilities	(6,859)	(6,569)	(5,965)	(5,559)	(5,421)

Deficit in post employment plans	(824)	(1,202)	(1,373)	(394)	(402)
Surplus restriction	(2)	(2)	(9)	(14)	(17)
Impact of minimum funding requirement	(12)	(1)	(1)	—	—

Post employment benefit liabilities	(838)	(1,205)	(1,383)	(408)	(419)

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

        In order to address the deficit on the UK Scheme the group established a Pension Funding Partnership. During the year ended 30 June 2011 whisky inventory with a book value of £535 million as at 30 June 2011 was transferred into the partnership. The group retains control over the partnership and therefore this inventory, including the flexibility to substitute alternative inventories, and the partnership is fully consolidated within the group financial statements. The UK Scheme acquired a limited interest in the partnership, and as a partner, is entitled to a distribution from the profits of the partnership each year for 14 years. This profit share is expected to be approximately £25 million per annum. In 2024 the group will be required, dependent upon the funding position of the UK Scheme at that time, to pay an amount expected to be no greater than the deficit at that time, up to a maximum of £430 million in cash, to the UK Scheme to buyout the UK Scheme's interest in the partnership. Under IAS 19 – Employee benefits the interest in the partnership does not represent a plan asset for group reporting purposes and therefore the UK Scheme is deficit position presented in these financial statements does not reflect the UK Scheme's interest in the partnership. Accordingly, distributions from the partnership to the UK Scheme are reflected in the consolidated group financial statements on a cash basis as contributions are paid. The group has also agreed to make conditional contributions into escrow of up to £338 million if an equivalent reduction in the deficit is not achieved over the 10 year term of the funding plan. The escrow account would be payable to the UK Scheme after the triennial funding trustee valuations. In addition to the deficit funding, Diageo continues to make a cash contribution in respect of current service costs based on the UK Scheme trustee's valuation. This contribution is expected to be £50 million to the UK Scheme for the year ending 30 June 2012.

        The group has also agreed a deficit funding arrangement with the trustees of the Irish Scheme. This agreement results in the group contributing €21 million (£19 million) per annum over an 18 year period from 2010. The first contribution was made in the year ended 30 June 2011. The agreement also provides for additional cash contributions into escrow of up to €188 million (£169 million) if an equivalent reduction in the deficit is not achieved over the 18 year period. As part of this funding plan, Diageo has granted to the Irish Scheme a contingent asset comprising mortgages over certain land and buildings and fixed and floating charges over certain receivables of the group up to a value of €200 million (£180 million). In addition to the deficit funding the group expects to make cash contributions of €27 million (£23 million) to the Irish Scheme in the year ending 30 June 2012.

        The group also expects to make cash contributions of £90 million to all other post employment schemes in the year ending 30 June 2012.

(g)
History of experience gains and losses:

	2011	2010	2009	2008	2007
	£ million	£ million	£ million	£ million	£ million
Actual return less expected return on post employment plan assets	336	435	(946)	(236)	244
Experience gains and losses arising on the plan liabilities	(74)	229	60	(54)	(110)
Changes in assumptions underlying the present value of the plan liabilities	20	(664)	(127)	272	189

Actuarial gain/(loss) recognisable in the reconciliation of the assets and liabilities	282	—	(1,013)	(18)	323

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

(h)
Changes in the assumptions used for determining post employment costs and liabilities may have a material impact on the consolidated income statement and balance sheet. For the significant assumptions, the following sensitivity analyses give an estimate of the potential impacts on the consolidated income statement for the year ended 30 June 2011 and on the consolidated balance sheet as at 30 June 2011:

	Estimated impact on consolidated income statement
	Operating profit	Other finance charges	Profit before taxation	Taxation	Profit for the year
	£ million	£ million	£ million	£ million	£ million
2011
Effect of 0.5% increase in discount rate:
Approximate decrease in annual post employment cost	8	(4)	4	(1)	3
Effect of 1% increase in expected rates of return on plan assets:
Approximate decrease in annual post employment cost	—	56	56	(14)	42
Effect of one year increase in life expectancy:
Approximate increase in annual post employment cost	(2)	(12)	(14)	3	(11)
Effect of 0.5% decrease in inflation:
Approximate decrease in annual post employment cost	8	22	30	(7)	23
Effect of 1% increase in medical care inflation:
Approximate increase in annual post employment cost	(1)	(1)	(2)	1	(1)
Effect of 1% decrease in medical care inflation:
Approximate decrease in annual post employment cost	1	1	2	(1)	1

	Estimated impact on consolidated balance sheet
	Net post employment benefit liabilities	Net deferred tax assets	Net assets
	£ million	£ million	£ million
2011
Effect of 0.5% increase in discount rate:
Approximate decrease in post employment deficit	451	(111)	340
Effect of one year increase in life expectancy:
Approximate increase in post employment deficit	(219)	55	(164)
Effect of 0.5% decrease in inflation:
Approximate decrease in post employment deficit	387	(90)	297
Effect of 1% increase in medical care inflation:
Approximate increase in post employment deficit	(25)	7	(18)
Effect of 1% decrease in medical care inflation:
Approximate decrease in post employment deficit	20	(6)	14

(i)
Information on transactions between the group and its pension plans is given in note 32.

Notes to the consolidated financial statements (continued)

5.     Exceptional items

IAS 1 (Revised) – Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items which, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

        In the three years ended 30 June 2011, the following exceptional items were recorded:

	2011	2010	2009
	£ million	£ million	£ million
Items included in operating profit
Operating model review(a)	(77)	—	—
Restructuring of Global Supply operations(b)	(24)	(93)	—
Restructuring of Irish brewing operations(c)	(10)	(12)	(4)
Global restructuring programme(d)	—	(85)	(166)
Restructuring of US wine operations(e)	—	48	—
Duty settlements(f)	(127)	—	—
Ursus brand impairment(g)	(39)	(35)	—
SEC settlement(h)	(12)	—	—

	(289)	(177)	(170)

Sale of businesses
Wine operations(e)	(12)	(26)	—
Joint venture in India	(2)	—	—
Step acquisition of Nuvo(i)	—	11	—

	(14)	(15)	—

Exceptional items before taxation	(303)	(192)	(170)
Items included in taxation
Tax on exceptional operating items	51	39	37
Tax on sale of businesses	3	10	—
Settlements with tax authorities(j)	66	—	155

	120	49	192

Exceptional items in continuing operations	(183)	(143)	22
Discontinued operations net of taxation (note 9)	—	(19)	2

Total exceptional items	(183)	(162)	24

(a)    During the year ended 30 June 2011 the group reviewed its operating model across its businesses and commenced a restructuring programme. The main objective of the programme is to improve the effectiveness and productivity of its operations and to deploy resources closer to the market and in those geographical regions where the potential for growth is greatest. This review will result in changes to the group's regional structure and the way it organises its central functions. The expected cost of the restructuring is approximately £160 million of which £77 million was incurred in the year ended 30 June 2011. The majority of the costs are in respect of staff redundancies but also include early termination of contracts and lease costs. Costs have been primarily incurred in the United Kingdom, Ireland and the United States.

Notes to the consolidated financial statements (continued)

5.     Exceptional items (continued)

(b)    In the year ended 30 June 2010 the group announced a number of initiatives to consolidate and streamline the Global Supply spirits operations in the United Kingdom and North America in order to create greater operating efficiencies.

        A restructuring of the group's supply operations in Scotland was announced in the year ended 30 June 2010. This included the consolidation of distilling, packaging and warehousing activities into fewer sites and has resulted in the closure of a distillery, two cooperages and a warehouse. The packaging plant at Kilmarnock is expected to close by June 2012. New investment is concentrated in the production sites in Leven in Fife and in Shieldhall near Glasgow. In the year ended 30 June 2010 operating profit included an exceptional charge of £81 million in respect of redundancies and additional depreciation spread over the period to the date that the sites are closed. £11 million was incurred in the year ended 30 June 2011 primarily in respect of additional depreciation and site decommissioning costs.

        In the year ended 30 June 2010, the group also announced the closure of the Dorval bottling plant in Quebec Canada with the production being moved to Delta Beverages in Woodbridge, Ontario and the restructuring of the Daventry distribution centre resulting in a charge of £12 million principally in respect of employee severance and a loss on disposal of property, plant and equipment. A gain of £3 million was realised in the year ended 30 June 2011 in respect of fixed asset disposals.

        In May 2011 the group announced the closure of the Menlo Park bottling plant in California and the specialty product building at the Relay plant in Maryland. The cost of closing the facilities is expected to be approximately $43 million (£27 million) of which £16 million has been committed as at 30 June 2011. The costs include employee severance and additional depreciation spread over the period to the date that the facilities are closed. New investment will be made in the North American spirits supply chain over the next 18 months principally in the packaging plants at Plainfield in Illinois and Relay in Maryland.

(c)    In the year ended 30 June 2008, operating profit included an exceptional charge for the cost of restructuring the Irish brewing operations, which primarily comprised severance and associated costs. The charge for the three years ended 30 June 2011 was principally in respect of accelerated depreciation.

(d)    In February 2009 the group announced a global restructuring programme which was designed to ensure improved routes to market, stronger brand positions and enhanced financial strength. The programme affected all operating segments including Corporate. The majority of the costs were in respect of a reduction in the number of employees and were spread over the two years ended 30 June 2010. These restructuring charges were included in the consolidated income statement in other operating expenses.

(e)    In the year ended 30 June 2010, the group carried out a restructuring of its US wine operations which resulted in a restructuring charge of £41 million in respect of a reduction in the number of employees, early contract terminations and inventory impairment.

        In June 2010 the group completed a sale and leaseback transaction of certain land and facilities located in the Napa Valley, California for $260 million (£174 million). The land and facilities were purchased by a third party and leased back to the group for 20 years with Diageo holding options, exercisable at fair value, to extend the lease term up to a total of 80 years. Diageo remains the operator of the facilities under the lease agreement and retains the ownership of the brands, vines and

Notes to the consolidated financial statements (continued)

5.     Exceptional items (continued)

grapes. The lease of land was accounted for as an operating lease and resulted in a gain of £89 million which was accounted for as an exceptional property profit. The lease of the facilities is accounted for as a finance lease and the gain arising was included in accruals and deferred income.

        In addition, as part of the restructuring of the group's wine operations, it was announced in the year ended 30 June 2010 that a number of non-strategic wine businesses in the United States and the Barton & Guestier wine exporter business in France were to be sold. The loss on sale of these businesses in the year ended 30 June 2011 was £10 million (2010 – £26 million).

        In the year ended 30 June 2011 the group also disposed of the Gilbeys wine distribution and wholesale drinks business in Ireland. The loss on sale of the business was £2 million.

(f)    In April 2011 Diageo Turkey availed itself of the restructuring of Turkey's public receivables law to settle its dispute with the Turkish customs authorities regarding duty payable on beverage alcohol products sold in the domestic channel in Turkey between 2001 and April 2009. The charge incurred with respect to this settlement (including legal fees and other associated costs) was £92 million which was paid during the year. In addition, in June 2011 Diageo made an offer to settle a dispute with the Thai customs authorities in respect of the price of imported goods during the period from 1 July 2002 to 30 June 2005. Diageo paid THB 1.8 billion (£35 million) including legal fees in the year ended 30 June 2011. Legal fees and other associated costs in prior years in respect of these cases were written off to other external charges when incurred. Both charges will represent a full and final settlement of these disputes (subject to formal acceptance of the offer in Thailand).

(g)    In the year ended 30 June 2011 an impairment loss of £39 million (2010 – £35 million) was charged to other operating expenses in respect of the Ursus brand. One of the principal markets for Ursus is Greece where the economy continued to suffer a significant downturn. The discount rate for Greece used by the group for impairment calculations was further increased due to a deterioration in the country's sovereign risk rating and the long term growth assumptions for Ursus were reduced due to a fall in demand which resulted in a full impairment of the brand value.

(h)    In the year ended 30 June 2011 Diageo charged $19 million (£12 million) to exceptional items in respect of a settlement with the Securities and Exchange Commission (SEC) in the United States including legal fees of £2 million. This settlement was agreed with the SEC in July 2011 and was in respect of various regulatory and control matters, including the SEC enquiries in respect of activities in Korea, India and Thailand.

(i)    In June 2010 Diageo acquired an additional equity stake in the London Group, the owner of the Nuvo brand, an ultra-premium vodka-based sparkling liqueur, taking its equity ownership from 42.5% to 71.25%. The London Group was formerly accounted for as an associate and following the acquisition of further shares it became a subsidiary. In accordance with IFRS 3 (Revised) the difference between the market value of the equity owned prior to the acquisition of £21 million and the book value of the associate of £10 million was recognised in the consolidated income statement, resulting in a gain of £11 million which was included in sale of businesses.

(j)    In the year ended 30 June 2009 Diageo agreed a number of settlements with tax authorities in relation to historic restructuring and transfer pricing issues. The associated legacy issues not agreed in the year ended 30 June 2009 were settled during the year ended 30 June 2011.

Notes to the consolidated financial statements (continued)

6.     Interest and other finance income and charges

	2011	2010	2009
	£ million	£ million	£ million
(a) Net interest
Interest receivable	183	188	102
Fair value gain on interest rate instruments	95	281	150

Total interest receivable	278	469	252

Interest payable on bank loans and overdrafts	(21)	(20)	(14)
Interest payable on finance leases	(5)	(1)	—
Interest payable on all other borrowings	(514)	(548)	(590)
Fair value loss on interest rate instruments	(107)	(275)	(164)

Total interest payable	(647)	(844)	(768)

	(369)	(375)	(516)

(b) Net other finance income and charges
Net finance income in respect of post employment plans	—	—	2
Other finance income	—	4	—

Total other finance income	—	4	2

Net finance charge in respect of post employment plans	(3)	(47)	—
Unwinding of discounts	(16)	(18)	(21)
Hyperinflation adjustment	(9)	(16)	—
Other finance charges	—	—	(13)
Net exchange movements on short term intercompany loans	—	(10)	(33)
Net exchange movements on net borrowings not qualifying for hedge accounting	—	—	(11)

Total other finance charges	(28)	(91)	(78)

Net finance charges	(28)	(87)	(76)

Interest on post employment plan liabilities	(342)	(360)	(374)
Expected return on post employment plan assets	339	313	376

Net finance (charge)/income in respect of post employment plans	(3)	(47)	2

The amount of borrowing costs capitalised in the year ended 30 June 2011 was £4 million (2010 – £5 million; 2009 – £4 million).

        In December 2009 Venezuela was classified as a hyperinflationary economy. Hyperinflationary accounting requires the restatement of the subsidiary undertaking's income statement to current purchasing power. The impact of applying hyperinflationary accounting to the group's operations in Venezuela in the year ended 30 June 2011 resulted in a charge of £9 million (2010 – £16 million) to other finance charges. The index used to calculate the hyperinflationary adjustment was the Indice Nacional de Precios al Consumidor which changed from 190.4 to 244.4 in the year ended 30 June 2011 (2010 – from 145.0 to 190.4), an increase of 28% (2010 – 31%).

Notes to the consolidated financial statements (continued)

7.     Associates

        The group's share of profit after tax from associates was £176 million (2010 – £142 million; 2009 – £164 million).

        The group's 34% share of operating profit and of profit for the year of Moët Hennessy was £273 million and £179 million, respectively (2010 – £229 million and £134 million, respectively; 2009 – £242 million and £151 million, respectively).

        In the year ended 30 June 2011, the group received dividends from its associates of £138 million (2010 – £111 million; 2009 – £179 million), of which £131 million was received from Moët Hennessy (2010 – £98 million; 2009 – £161 million). These dividends included receipts of £51 million (2010 – £31 million; 2009 – £60 million) from Moët Hennessy in respect of amounts payable to the tax authorities.

        Information on transactions between the group and its associates is given in note 32. Summarised financial information for the group's investments in associates is presented below:

(a)    Moët Hennessy    Moët Hennessy prepares its financial statements under IFRS in euros to 31 December each year. Summary information for Moët Hennessy for the three years ended 30 June 2011 after adjustment to align Moët Hennessy's accounting policies and accounting periods with those of the group, translated at £1 = €1.16 (2010 – £1 = €1.13; 2009 – £1 = €1.17), is set out below:

	2011		2010		2009
	€ million	£ million	€ million	£ million	€ million	£ million
Sales	3,353	2,891	2,935	2,597	2,892	2,472
Profit for the year	610	526	446	395	518	443

Profit for the year is after deducting amounts in respect of other non-controlling interests.

(b)    Other associates    For all of the group's investments in associates other than Moët Hennessy, summarised financial information, aggregating 100% of the sales and results of each associate, is presented below:

	2011	2010	2009
	£ million	£ million	£ million
Sales	1,228	1,202	892
Profit for the year	32	79	88

Notes to the consolidated financial statements (continued)

8.     Taxation

(a)    Analysis of taxation charge in the year

	2011	2010	2009
	£ million	£ million	£ million
Current tax
Current year	450	354	400
Benefit of previously unrecognised tax losses	—	—	(56)
Adjustments in respect of prior years	(5)	(80)	(40)

	445	274	304

Deferred tax
Origination and reversal of temporary differences	(13)	176	110
Benefit of previously unrecognised tax losses	—	(3)	—
Changes in tax rates	9	1	(17)
Adjustments in respect of prior years	(98)	29	(111)

	(102)	203	(18)

Taxation on profit from continuing operations	343	477	286

Adjustments in respect of prior years for current tax comprise a UK tax charge of £2 million (2010 – £47 million credit; 2009 – £42 million credit) and an overseas tax credit of £7 million (2010 – £33 million credit; 2009 – £2 million charge).

	2011	2010	2009
	£ million	£ million	£ million
Current tax
United Kingdom	94	(57)	(72)
Overseas	351	331	376

	445	274	304

Deferred tax
United Kingdom	(141)	29	(73)
Overseas	39	174	55

	(102)	203	(18)

Taxation on profit from continuing operations	343	477	286

(b)    Included in the taxation charge are the following exceptional tax credits:

	2011	2010	2009
	£ million	£ million	£ million
Tax on exceptional operating items	51	39	37
Tax on sale of businesses	3	10	—
Settlements agreed with tax authorities	66	—	155

	120	49	192

Notes to the consolidated financial statements (continued)

8.     Taxation (continued)

In the year ended 30 June 2011 the tax settlement comprised a current tax credit of £66 million. In the year ended 30 June 2009 the tax settlement of £155 million comprised a current tax credit of £99 million and a deferred tax credit of £56 million.

(c)    Factors affecting tax charge for the year

	2011	2010	2009
	£ million	£ million	£ million
Profit from continuing operations before taxation	2,360	2,239	1,990

Notional charge at UK corporation tax rate of 27.5% (2010 and 2009 – 28%)	649	627	557
Elimination of notional tax on share of associates' profits after tax	(48)	(38)	(45)
Differences in effective overseas tax rates	(16)	(3)	(4)
Items not chargeable	(197)	(172)	(211)
Items not deductible	164	116	213
Benefit of previously unrecognised tax losses	—	(3)	(56)
Benefit of previously unrecognised other deferred tax assets	(115)	—	(25)
Changes in tax rates	9	1	(17)
Adjustments in respect of prior years	(103)	(51)	(126)

Tax charge for the year	343	477	286

        The group benefits from the availability of tax amortisation on many of its principal brands and other intangible assets. In the year ended 30 June 2011 a combination of strong performance and positive forward outlook led to the recognition of an increase in the deferred tax assets of £115 million (2010 – £nil, 2009 – £25 million) in respect of future amortisation.

(d)    Factors that may affect future tax charges    As a group involved in worldwide operations, Diageo is subject to several factors which may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing policies, tax rates imposed and settlements or agreements with tax authorities.

(e)    Corporate tax payable    The current corporate tax liability of £381 million (2010 – £391 million) represents the amount of taxes payable in respect of current and prior years that exceed payments made, and includes any interest and penalties payable thereon included in the corporation tax charge.

(f)    Material tax liabilities    In the past, the group has undergone significant restructuring activity involving the acquisition and sale of material businesses and the transfer of businesses within the group. As a consequence of this restructuring activity, a number of potential tax exposures have arisen. In addition, as the group operates throughout the world, it faces a number of potential transfer pricing issues in many jurisdictions relating to goods, services and financing. Having agreed further settlements during the year, as at 30 June 2011, the group has a liability (after applicable reliefs) of £33 million (2010 – £96 million) for these exposures, which is included in corporate tax payable in current liabilities. The group continues to have a number of tax audits ongoing worldwide but does not currently expect material additional tax exposures to arise, above the amounts provided, as and when audits are concluded.

Notes to the consolidated financial statements (continued)

9.     Discontinued operations

Discontinued operations in the year ended 30 June 2010 comprised a charge of £19 million (£24 million less deferred tax of £5 million) in respect of the discounted value of anticipated future payments to new thalidomide claimants. Discontinued operations in the year ended 30 June 2009 represented an adjustment in respect of the Pillsbury business.

10.   Earnings per share

	2011	2010	2009
	£ million	£ million	£ million
Profit attributable to equity shareholders
Continuing operations	1,900	1,648	1,603
Discontinued operations	—	(19)	2

	1,900	1,629	1,605

	million	million	million
Weighted average number of shares
Shares in issue excluding own shares held	2,493	2,486	2,485
Dilutive potential ordinary shares	8	5	9

	2,501	2,491	2,494

Pence per share
Continuing operations
– basic earnings	76.2p	66.3p	64.5p
– diluted earnings	76.0p	66.2p	64.3p
Continuing and discontinued operations
– basic earnings	76.2p	65.5p	64.6p
– diluted earnings	76.0p	65.4p	64.4p

Notes to the consolidated financial statements (continued)

11.   Intangible assets

	Brands	Goodwill	Other intangibles	Computer software	Total
	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2009	4,621	381	1,155	248	6,405
Exchange differences	344	18	112	14	488
Acquisition of businesses	62	19	—	—	81
Other additions	—	—	—	45	45
Disposals	—	—	—	(4)	(4)
Transfers to assets held for sale	(22)	—	—	—	(22)

At 30 June 2010	5,005	418	1,267	303	6,993
Exchange differences	(129)	(9)	(81)	—	(219)
Acquisition of businesses	6	31	—	—	37
Other additions	—	—	—	77	77
Disposals	—	(1)	—	(7)	(8)
Transfers to assets held for sale	—	(2)	—	—	(2)

At 30 June 2011	4,882	437	1,186	373	6,878

Amortisation and impairment loss
At 30 June 2009	—	18	33	139	190
Exchange differences	—	—	2	9	11
Amortisation for the year	—	—	6	29	35
Exceptional impairment	35	—	—	—	35
Disposals	—	—	—	(4)	(4)

At 30 June 2010	35	18	41	173	267
Exchange differences	3	1	1	(1)	4
Amortisation for the year	—	—	6	24	30
Exceptional impairment	39	—	—	—	39
Disposals	—	—	—	(7)	(7)

At 30 June 2011	77	19	48	189	333

Carrying amount
At 30 June 2011	4,805	418	1,138	184	6,545

At 30 June 2010	4,970	400	1,226	130	6,726

At 30 June 2009	4,621	363	1,122	109	6,215

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

        (a)    Brands are stated at fair value on acquisition. At 30 June 2011, the principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2011	2010
		£ million	£ million
Carrying amount of acquired brands
Johnnie Walker whisky	Global	625	625
Smirnoff vodka	Global	512	550
Captain Morgan	Global	746	801
Crown Royal whisky	United States	909	976
Windsor Premier whisky	Korea	506	475
Bell's whisky	Great Britain	179	179
Cacique rum	Spain	190	173
Seagram's 7 Crown whiskey	United States	139	149
Bushmills whiskey	United States	144	144
Seagram's VO whisky	United States	118	127
Gordon's gin	Great Britain	119	119
Old Parr whisky	Venezuela	111	109
Tanqueray gin	United States	74	79
Bundaberg rum	Australia	90	76
Nuvo liqueur	United States	58	62
Romana Sambuca liqueur	United States	53	57
White Horse whisky	Russia	53	53
Ursus vodka	Greece/United States	—	37
Other brands		179	179

		4,805	4,970

Capitalised brands are regarded as having indefinite useful economic lives and are therefore not amortised. These brands are protected by trademarks, which are renewable indefinitely, in all of the major markets where they are sold. There are not believed to be any legal, regulatory or contractual provisions that limit the useful lives of these brands. The nature of the premium drinks industry is that obsolescence is not a common issue, with indefinite brand lives being commonplace, and Diageo has a number of brands that were originally created more than 100 years ago. Accordingly, the directors believe that it is appropriate that the brands are treated as having indefinite lives for accounting purposes.

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

        (b)    For the purposes of impairment testing, goodwill has been attributed to cash-generating units as follows:

	2011	2010
	£ million	£ million
North America – United States	204	224
Europe – Ireland	45	46
– Southern Europe	72	66
– Russia and Eastern Europe	43	42
International – Africa	38	10
Other cash-generating units	16	12

	418	400

Goodwill has arisen on acquisitions of businesses and distribution rights and includes synergies arising from cost savings and the opportunity to utilise the group's distribution network to leverage marketing of the acquired products.

        (c)    Other intangibles comprise principally distribution rights. In the year ended 30 June 2008, Diageo acquired the global distribution rights in perpetuity for Ketel One vodka products, and the directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2011 was £1,118 million (2010 – £1,200 million). All other distribution rights are amortised on a straight-line basis over the length of the distribution arrangements, generally between 10 and 20 years, unless there is an indication that the asset may be impaired, in which case, if necessary, the asset is written down or the amortisation period is reassessed and changed. Amortisation of other intangible assets is recognised in other operating expenses in the income statement.

        (d)    Computer software includes £71 million (2010 – £65 million) in respect of projects in the course of development. Amortisation of computer software is recognised in other operating expenses in the income statement.

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

        Cash flows are forecast for each brand, other intangible and cash-generating unit for the next financial year in the group's annual financial plan, which is approved by the board and reflects management's expectations of sales growth, operating costs and margin, based on past experience and external sources of information.

        The discount rates used are calculated as the group's weighted average cost of capital with appropriate adjustment where necessary to reflect the group's assessment of the specific risks relating to the relevant market or region. The long term growth rates applied at the end of the forecast period

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

are taken as the real gross domestic product (GDP) growth rate of the country or region plus its inflation rate, based on a five-year average adjusted to take into account expectations specific to the group. For goodwill, these assumptions are based on the cash-generating unit or group of units to which the goodwill is allocated. For brands, they are based on a weighted average taking into account the country or countries where sales are generated. For the Ketel One vodka distribution rights, a discount rate of 10% (2010 – 10%) and a long term growth rate of 3.4% (2010 – 3.4%) have been used.

        For some recently acquired intangible assets, management expects to achieve growth, driven by Diageo's sales, marketing and distribution expertise, which is in excess of the long term growth rates for the applicable countries or regions. In these circumstances, the cash flow forecast is extended beyond the next financial year by up to four years using a detailed plan.

        The pre-tax discount rates and long term growth rates used for impairment testing are as follows:

	2011		2010
	Pre-tax discount rate	Long term growth rate	Pre-tax discount rate	Long term growth rate
	%	%	%	%
Global brands	12	4.9	12	4.9
North America – United States	13	3.4	13	3.4
Europe – Great Britain	12	4.5	13	4.6
– Ireland	15	2.9	9	2.9
– Spain	15	2.9	14	2.9
– Greece	25	1.8	19	1.8
– Southern Europe	20	2.4	18	2.9
– Russia	19	9.5	18	9.5
– Eastern Europe	18	9.0	17	8.4
International – Venezuela	67	28.7	74	30.3
– Africa	25	11.7	29	12.0
Asia Pacific – Australia	14	4.5	13	4.5
– Korea	13	7.1	13	7.1

Any impairment writedowns identified are charged to other operating expenses in the income statement. In the year ended 30 June 2011, an impairment loss of £39 million (2010 – £35 million; 2009 – £nil) was charged to other operating expenses in respect of the Ursus brand. One of the principal markets for Ursus is Greece where the economy continued to suffer a significant downturn. The discount rate for Greece used by the group for impairment calculations was further increased due to a deterioration in the country's sovereign risk rating and the long term growth assumptions for Ursus were reduced due to a fall in demand which has resulted in a full impairment of the brand value.

Sensitivity to change in key assumptions    Impairment testing is dependent on management's estimates and judgements, in particular in relation to the forecasting of future cash flows, the discount rates applied to those cash flows and the expected long term growth rates.

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

        The table below shows the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

	1ppt increase in discount rate	1ppt decrease in long term growth rate	5% decrease in annual cash flows
	£ million	£ million	£ million
Brands – Bushmills	6	2	—
– Cacique	4	16	28

It remains possible that changes in assumptions could arise in excess of those indicated in the table above.

        Goodwill allocated to the Southern Europe cash-generating unit would be impaired in case of an increase in discount rate of 1.5ppt, decrease in long term growth rate of 1.4ppt and fall in annual cash flows of 8.2%.

        For all intangibles with an indefinite life, other than the brands in the table above and the goodwill allocated to the Southern Europe cash-generating unit, management has concluded that no reasonable possible change in the key assumptions on which it has determined the recoverable amounts would cause their carrying values to exceed their recoverable amounts.

Notes to the consolidated financial statements (continued)

12.    Property, plant and equipment

	Land and buildings	Plant and equipment	Fixtures and fittings	Returnable bottles and crates	Under construction	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2009	1,067	1,995	202	309	209	3,782
Exchange differences	60	106	12	(1)	11	188
Acquisition of businesses	2	—	—	—	—	2
Other additions	24	90	6	41	228	389
Disposals	(63)	(51)	(30)	(11)	1	(154)
Transfers	12	131	13	13	(169)	—
Transfers to assets held for sale	(42)	(27)	(1)	—	—	(70)

At 30 June 2010	1,060	2,244	202	351	280	4,137
Exchange differences	3	4	(3)	—	(8)	(4)
Acquisition of businesses	10	26	1	5	22	64
Other additions	19	82	17	47	244	409
Disposals	(14)	(28)	(26)	(11)	(1)	(80)
Transfers	15	205	(7)	10	(223)	—

At 30 June 2011	1,093	2,533	184	402	314	4,526

Depreciation
At 30 June 2009	249	871	132	204	—	1,456
Exchange differences	20	70	12	(4)	—	98
Depreciation charge for the year	40	173	19	24	—	256
Exceptional accelerated depreciation	5	41	—	—	—	46
Disposals	(9)	(47)	(30)	(10)	—	(96)
Transfers	15	(9)	(6)	—	—	—
Transfers to assets held for sale	(6)	(21)	—	—	—	(27)

At 30 June 2010	314	1,078	127	214	—	1,733
Exchange differences	2	17	(2)	4	—	21
Depreciation charge for the year	37	166	22	31	—	256
Exceptional accelerated depreciation	4	23	—	—	—	27
Disposals	(11)	(27)	(22)	(3)	—	(63)
Transfers	13	(13)	—	—	—	—

At 30 June 2011	359	1,244	125	246	—	1,974

Carrying amount
At 30 June 2011	734	1,289	59	156	314	2,552

At 30 June 2010	746	1,166	75	137	280	2,404

At 30 June 2009	818	1,124	70	105	209	2,326

(a)    The net book value of land and buildings comprises freeholds of £664 million (2010 – £679 million), long leaseholds of £25 million (2010 – £22 million) and short leaseholds of £45 million (2010 – £45 million). Depreciation was not charged on £101 million (2010 – £140 million) of land.

Notes to the consolidated financial statements (continued)

12.    Property, plant and equipment (continued)

(b)    Included in the net book value of property, plant and equipment is £81 million in respect of assets held under finance leases (2010 – £60 million); depreciation for the year on these assets was £6 million (2010 – £3 million).

(c)    Transfers primarily represent assets brought into use during the year.

(d)    In the year ended 30 June 2011 the group had received government grants from the United States Virgin Islands government of £110 million which have been netted against the capital expenditure incurred on the construction of a new rum distillery in the United States Virgin Islands.

13.   Biological assets

£ million
Fair value
At 30 June 2009	37
Exchange differences	3
Harvested grapes transferred to inventories	(23)
Transfer to assets held for sale	(6)
Changes in fair value	19

At 30 June 2010	30
Exchange differences	(2)
Harvested grapes transferred to inventories	(27)
Transfer from assets held for sale	5
Changes in fair value	27

At 30 June 2011	33

Biological assets comprise grape vines and grapes on the vine. At 30 June 2011, these assets comprise approximately 1,878 hectares of vineyards, ranging from newly established vineyards to vineyards that are 92 years old.

Notes to the consolidated financial statements (continued)

14.    Investments in associates

	Moët Hennessy	Other associates	Total
	£ million	£ million	£ million
Cost less provisions
At 30 June 2009	1,810	231	2,041
Exchange differences	(48)	18	(30)
Additions	—	32	32
Share of retained profits/(losses)	67	(5)	62
Share of movements in other comprehensive income	(15)	—	(15)
Transfer to assets held for sale	—	(20)	(20)
Step acquisition of Nuvo	—	(10)	(10)

At 30 June 2010	1,814	246	2,060
Exchange differences	150	7	157
Additions	—	58	58
Share of retained profits/(losses)	48	(10)	38
Share of movements in other comprehensive income	72	—	72

At 30 June 2011	2,084	301	2,385

        Investments in associates comprise the cost of shares, less goodwill written off on acquisitions prior to 1 July 1998 of £1,410 million (2010 – £1,256 million), plus the group's share of post acquisition reserves of £975 million (2010 – £804 million).

(a)    Moët Hennessy    Moët Hennessy prepares its financial statements under IFRS in euros to 31 December each year. A summary of Moët Hennessy's consolidated balance sheet as at 30 June 2011 and 30 June 2010, including acquisition fair value adjustments and translated at £1 = €1.11 (2010 – £1 = €1.22), is set out below:

	2011		2010
	€ million	£ million	€ million	£ million
Non-current assets	4,109	3,702	4,139	3,393
Current assets	5,522	4,975	5,279	4,327

Total assets	9,631	8,677	9,418	7,720

Current liabilities	(1,490)	(1,343)	(1,666)	(1,366)
Non-current liabilities	(1,338)	(1,205)	(1,242)	(1,018)

Total liabilities	(2,828)	(2,548)	(2,908)	(2,384)

Net assets	6,803	6,129	6,510	5,336

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

Notes to the consolidated financial statements (continued)

14.    Investments in associates (continued)

        (b)    Other associates    For all of the group's investments in associates other than Moët Hennessy, summarised financial information, aggregating 100% of the assets and liabilities of each associate, including acquisition fair value adjustments, is presented below:

	2011	2010
	£ million	£ million
Non-current assets	715	637
Current assets	546	432

Total assets	1,261	1,069

Current liabilities	(259)	(349)
Non-current liabilities	(296)	(122)

Total liabilities	(555)	(471)

Net assets	706	598

Included in other associates is a 19% (2010 – 19%) effective interest held indirectly in Sichuan ShuiJingFang Co., Ltd. (ShuiJingFang), a manufacturer and distributor of Chinese white spirits, which is listed on the Shanghai Stock Exchange. At 30 June 2011, the carrying value of the group's interest in ShuiJingFang was £96 million (2010 – £96 million), while the quoted value, based on a share price of RMB22.42 (2010 – RMB18.41) was £201 million (2010 – £172 million). As at 15 August 2011, the share price of ShuiJingFang was RMB23.98 per share. Information on the increase in the group's effective interest in ShuiJingFang after 30 June 2011 is given in note 30.

15.   Investments in joint ventures

The group consolidates its attributable share of the results and net assets of joint ventures on a line-by-line basis, measured according to the terms of the arrangements. The group's principal joint ventures that are consolidated on a proportional basis are as follows:

	Country of incorporation	Country of operation	Percentage of equity owned	Principal activities
Don Julio BV	Netherlands	Mexico	50%	Production, marketing and distribution of premium drinks
Diageo Moët Hennessy (Thailand) Ltd.	Thailand	Thailand	53.6%	Marketing and distribution of premium drinks
Guinness Anchor Berhad	Malaysia	Malaysia	50%	Production, marketing and distribution of premium drinks
Moët Hennessy Diageo (China) Co. Ltd.	China	China	50%	Marketing and distribution of premium drinks
North British Distillery Co. Ltd.	Scotland	Scotland	50%	Production of premium grain spirit and warehousing

Notes to the consolidated financial statements (continued)

15.   Investments in joint ventures (continued)

In addition, the group consolidates a number of other joint ventures based on the group's share of the profits attributable to the group's brands. These companies are involved in the marketing and distribution of premium drinks in Europe, South Africa and the Far East.

        Included in the consolidated financial statements are the following amounts that represent the group's interest in the results and assets and liabilities of joint ventures:

	2011	2010	2009
	£ million	£ million	£ million
Sales	615	568	579
Operating costs	(624)	(495)	(535)

(Loss)/profit before tax	(9)	73	44

In the year ended 30 June 2011, operating costs include the impact of the proposed settlement of the dispute with the Thai customs authorities (see note 5(f)).

	2011	2010
	£ million	£ million
Non-current assets	147	132
Current assets	278	288

Total assets	425	420

Current liabilities	(218)	(180)
Non-current liabilities	(25)	(29)

Total liabilities	(243)	(209)

Net assets	182	211

Notes to the consolidated financial statements (continued)

16.   Other investments

	Escrow account	Loans and other	Total
	£ million	£ million	£ million
Cost less provisions or fair value
At 30 June 2009	144	87	231
Exchange differences	—	5	5
Additions	—	58	58
Repayments	—	(26)	(26)
Transfer to the UK Scheme	(147)	—	(147)
Fair value adjustments and provisions	3	(7)	(4)

At 30 June 2010	—	117	117
Exchange differences	—	3	3
Additions	—	22	22
Repayments	—	(23)	(23)
Fair value adjustments and provisions	—	(17)	(17)

At 30 June 2011	—	102	102

Loans and other include £63 million (2010 – £56 million; 2009 – £15 million) of loans to associates in South Africa and £29 million (2010 – £51 million; 2009 – £64 million) of loans to customers. Provision against loans and other was £28 million (2010 – £11 million; 2009 – £4 million).

17.   Inventories

	2011	2010
	£ million	£ million
Raw materials and consumables	258	297
Work in progress	25	21
Maturing inventories	2,681	2,506
Finished goods and goods for resale	509	457

	3,473	3,281

Maturing inventories include whisky, rum and wines. The following amounts of inventories are expected to be utilised after more than one year:

	2011	2010
	£ million	£ million
Raw materials and consumables	35	46
Maturing inventories	2,246	2,093

	2,281	2,139

Notes to the consolidated financial statements (continued)

17.   Inventories (continued)

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2011	2010
	£ million	£ million
Balance at beginning of the year	97	55
Exchange differences	(2)	3
Income statement charge	10	63
Utilised	(48)	(24)

	57	97

18.   Trade and other receivables

	2011		2010
	Current assets	Non-current assets	Current assets	Non-current assets
	£ million	£ million	£ million	£ million
Trade receivables	1,501	—	1,495	—
Other receivables	315	108	363	107
Prepayments and accrued income	161	10	150	8

	1,977	118	2,008	115

Current other receivables at 30 June 2011 includes £119 million (2010 – £123 million) deposited with China's securities depositary and clearing agency, Shanghai branch in connection with the acquisition of Quanxing (see note 30).

        As at 30 June 2011 non-current other receivables includes £97 million (2010 – £92 million) in respect of the assessment of excise duties made by the Korean customs authorities (see note 31 (c)).

        The aged analysis of trade receivables, net of provisions, is as follows:

	2011	2010
	£ million	£ million
Not overdue	1,446	1,440
Overdue 1 – 30 days	21	27
Overdue 31 – 60 days	7	6
Overdue 61 – 90 days	3	3
Overdue 91 – 180 days	9	6
Overdue more than 180 days	15	13

	1,501	1,495

Notes to the consolidated financial statements (continued)

18.   Trade and other receivables (continued)

Trade and other receivables are disclosed net of provisions for bad and doubtful debts, an analysis of which is as follows:

	2011	2010
	£ million	£ million
Balance at beginning of the year	61	54
Exchange differences	2	3
Income statement charge	10	16
Written off	(12)	(12)

	61	61

19.   Assets and disposal groups held for sale

	2011	2010
	£ million	£ million
Non-current assets	19	65
Current assets	19	47

Assets held for sale	38	112

Current liabilities	(10)	(6)
Non-current liabilities	—	(4)

Liabilities held for sale	(10)	(10)

The assets and disposal groups held for sale at 30 June 2011 comprise a non-strategic wine business in California and the group's investment in Tanzania Breweries Limited.

20.   Cash and cash equivalents

	2011	2010
	£ million	£ million
Cash at bank	563	630
Cash equivalents	1,021	823

	1,584	1,453

Cash equivalents comprise investments in money market deposits and term deposits with original maturities of three months or less.

Notes to the consolidated financial statements (continued)

21.   Borrowings and bank overdrafts

	Repayment date	Currency	Year end interest rates	2011	2010
			%	£ million	£ million
Bank overdrafts	On demand	Various	Various	12	55
Bank and other loans	Various	Various	Various	103	106
Credit support obligations	2011	Various	Various	91	80
Guaranteed debentures 2011	2011	US dollar	9.0	186	—
Guaranteed bonds 2011	2011	US dollar	3.875	—	333
Guaranteed bonds 2012	2012	US dollar	5.125	373	—
Guaranteed bonds 2012	2012	Euro	1.674	675	—
Fair value adjustment to borrowings				7	13

Borrowings due within one year and bank overdrafts				1,447	587

Guaranteed bonds 2012	2012	US dollar	5.125	—	399
Guaranteed bonds 2012	2012	Euro	0.93	—	615
Guaranteed bonds 2013	2013	US dollar	5.2	466	500
Guaranteed bonds 2013	2013	US dollar	5.5	373	400
Guaranteed bonds 2013	2013	Euro	5.5	1,035	941
Guaranteed bonds 2014	2014	US dollar	7.375	502	540
Guaranteed bonds 2014	2014	Euro	6.625	899	818
Guaranteed bonds 2015	2015	US dollar	5.3	465	499
Guaranteed bonds 2015	2015	US dollar	3.25	310	332
Guaranteed bonds 2016	2016	US dollar	5.5	372	399
Guaranteed bonds 2017	2017	US dollar	5.75	775	832
Guaranteed bonds 2020	2020	US dollar	4.828	362	390
Guaranteed bonds 2035	2035	US dollar	7.45	248	267
Guaranteed bonds 2036	2036	US dollar	5.875	369	397
Guaranteed debentures 2011	2011	US dollar	9.0	—	200
Guaranteed debentures 2022	2022	US dollar	8.0	185	198
Medium term notes	2018	US dollar	4.85	124	133
Bank and other loans	Various	Various	Various	49	51
Fair value adjustment to borrowings				214	266

Borrowings due after one year				6,748	8,177

Total borrowings before derivative financial instruments				8,195	8,764
Fair value of foreign currency forwards and swaps	Various	Various	Various	(182)	(227)
Fair value of interest rate hedging instruments	Various	Various	Various	(58)	(191)

Total borrowings after derivative financial instruments				7,955	8,346

Bank overdrafts form an integral part of the group's cash management and are included as a component of net cash and cash equivalents in the consolidated statement of cash flows. All bonds,

Notes to the consolidated financial statements (continued)

21.   Borrowings and bank overdrafts (continued)

medium term notes, debentures and commercial paper are fully and unconditionally guaranteed by Diageo plc.

        Included in borrowings due within one year are credit support obligations. When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a pre-determined threshold. At 30 June 2011, the collateral held under these agreements amounted to $84 million (£52 million) and €44 million (£39 million) (2010 – $80 million (£54 million) and €32 million (£26 million)).

        The interest rates shown in the table above are those contracted on the underlying borrowings before taking into account any interest rate protection (see note 23). The average monthly net borrowings for the year were £7,227 million (2010 – £7,912 million). Based on average monthly net borrowings and interest charge, taking into account interest rate protection, the effective interest rate for the year was 4.9% (2010 – 4.8%; 2009 – 6.2%). For this calculation, net borrowings exclude interest rate related fair value adjustments and the interest charge excludes finance charges unrelated to net borrowings, the forward element on derivative financial instruments and fair value adjustments to interest rate swaps and borrowings. The loans above are stated net of unamortised finance costs of £78 million (2010 – £84 million; 2009 – £12 million).

        The weighted average interest rate, before interest rate protection, for short term borrowings at 30 June 2011 was 4.3% (2010 – 5.6%; 2009 – 6.4%). The weighted average interest rate, before interest rate protection, for bonds, medium term notes and bank loans included within borrowings due after one year at 30 June 2011 was 5.8% (2010 – 5.5%; 2009 – 5.6%).

        Certain borrowings are reported in the table above at amortised cost with a fair value adjustment shown separately. The financial instruments disclosures in note 23 detail the fair value hedge relationships between the group's borrowings and interest rate swaps.

(a)   Analysis of net borrowings

	2011	2010
	£ million	£ million
Bank overdrafts	(12)	(55)
Borrowings due within one year	(1,435)	(532)
Borrowings due after one year	(6,748)	(8,177)
Fair value of foreign currency forwards and swaps	182	227
Fair value of interest rate hedging instruments	58	191
Finance lease liabilities	(79)	(61)

Gross borrowings	(8,034)	(8,407)
Offset by:
Cash and cash equivalents	1,584	1,453

Net borrowings	(6,450)	(6,954)

£15 million (2010 – £56 million) of net borrowings due within one year and £26 million (2010 – £24 million) of net borrowings due after one year were secured on assets of the group.

Notes to the consolidated financial statements (continued)

21.   Borrowings and bank overdrafts (continued)

        Foreign currency forwards and swaps, interest rate hedging instruments and finance lease liabilities are included as appropriate in other financial assets and other financial liabilities.

(b)   Reconciliation of movement in net borrowings

	2011	2010
	£ million	£ million
Net borrowings at beginning of the year	(6,954)	(7,419)
Increase in net cash and cash equivalents before exchange	242	568
Net decrease in loans	414	422

Change in net borrowings from cash flows	656	990
Exchange differences on net borrowings	(17)	(429)
Borrowings acquired through acquisition of businesses	(22)	—
Other non-cash items	(113)	(96)

Net borrowings at end of the year	(6,450)	(6,954)

Notes to the consolidated financial statements (continued)

22.   Other financial assets and liabilities

	Non-current assets	Current assets	Current liabilities	Non-current liabilities
	£ million	£ million	£ million	£ million
2011
Derivative assets/(liabilities)
Designated in a cash flow hedge	177	44	(31)	(11)
Designated in a fair value hedge	66	2	—	(10)
Designated in a net investment hedge	—	13	(17)	—
Not designated in a hedge relationship	62	30	(31)	(33)

	305	89	(79)	(54)

Non-derivative liabilities
Deferred consideration payable	—	—	(4)	(21)
Finance lease liabilities	—	—	(7)	(72)

	—	—	(11)	(93)

Total other financial assets/(liabilities)	305	89	(90)	(147)

2010
Derivative assets/(liabilities)
Designated in a cash flow hedge	252	46	(91)	(36)
Designated in a fair value hedge	187	8	—	(4)
Designated in a net investment hedge	—	33	(38)	—
Not designated in a hedge relationship	33	11	(48)	(35)

	472	98	(177)	(75)

Non-derivative liabilities
Deferred consideration payable	—	—	(3)	(25)
Finance lease liabilities	—	—	(6)	(55)

	—	—	(9)	(80)

Total other financial assets/(liabilities)	472	98	(186)	(155)

Finance lease liabilities are payable as follows:

				2010
	2011
						Present value of minimum lease payments
	Future minimum lease payments	Future finance charges	Present value of minimum lease payments	Future minimum lease payments	Future finance charges
	£ million	£ million	£ million	£ million	£ million	£ million
Less than one year	(12)	5	(7)	(8)	2	(6)
Between one and five years	(38)	16	(22)	(28)	16	(12)
More than five years	(76)	26	(50)	(80)	37	(43)

	(126)	47	(79)	(116)	55	(61)

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management

Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates, interest rates and commodity price movements that arise in the normal course of the group's business.

        The group's funding, liquidity and exposure to foreign exchange rate and interest rate risks are managed by the group's treasury department. The treasury department uses a range of financial instruments to manage these underlying risks.

        Treasury operations are conducted within a framework of board-approved policies and guidelines, which are recommended and subsequently monitored by the finance committee. This committee is described in the Corporate governance report. These policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk. The benchmarks, hedge cover and overall appropriateness of Diageo's risk management policies are reviewed by the board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board-approved strategies. Transactions arising on the application of this flexibility may give rise to exposures different from the defined benchmark levels that are separately monitored on a daily basis using value at risk analysis. These transactions are carried at fair value and gains or losses are taken to the income statement as they arise. In the year ended 30 June 2011 gains and losses on these transactions were not material.

        The finance committee receives monthly reports on the activities of the treasury department, including any exposures different from the defined benchmarks.

(a)    Currency risk    The group publishes its consolidated financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements, which will affect the group's transactions and the translation of the results and underlying net assets of its foreign operations. To manage the foreign exchange risk the group's treasury department uses certain financial instruments. Where hedge accounting is applied, hedges are documented and tested for hedge effectiveness on an ongoing basis. Diageo expects hedges entered into to continue to be effective and therefore does not expect the impact of ineffectiveness on the consolidated income statement to be material.

Hedge of net investment in foreign operations    The group hedges a substantial portion of its exposure to fluctuations in the sterling value of its foreign operations by designating net borrowings held in foreign currencies and by using foreign currency spots, forwards, swaps and other financial derivatives. The board reviewed and approved a revised policy, applicable from 3 December 2010, to manage hedging of foreign exchange risk arising from net investment in foreign operations. The group's revised policy is, where a liquid foreign exchange market exists, to seek to hedge currency exposure on its net investment in foreign operations by using gross debt in foreign currencies and foreign currency spots, forwards, swaps and other financial derivatives within the following percentage bands: 80% to 100% for US dollars and euros and, at management's discretion, 0% to 100% for other currencies. The group's previous policy where a liquid foreign exchange market existed, was to aim to hedge currency exposure on its net investment in foreign operations by using net debt in foreign currencies and foreign currency spots, forwards swaps and other financial derivatives and within the following percentage bands: 80% to 100% for US dollars and euros and 50% to 100% for other currencies. As at 30 June 2011, these ratios were 89% and 87% for US dollars and euros, respectively, and 42% for other currencies.

        Exchange differences arising on the retranslation of foreign currency borrowings (including foreign currency forwards swaps and other financial derivatives), to the extent that they are in an effective hedge relationship, are recognised in other comprehensive income to offset exchange differences on net

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

investments in foreign operations. Exchange differences on foreign currency borrowings not in a hedge relationship and any ineffectiveness are taken to the income statement.

Transaction exposure hedging    The board reviewed the group's transactional foreign exchange risk management policy and approved a revised policy, on 1 October 2010. The group's revised policy is to aim to hedge 18 months forecast transactional foreign exchange rate risk in the three major currency pairs (US dollar/sterling, euro/sterling and euro/US dollar), up to 100%, with a target range of between 75% and 100% once the relevant annual plan has been approved. In addition, at management's discretion, the group may decide to hedge other currencies for up to 18 months. The group's previous policy was to seek, for currencies in which there was an active market, to hedge between 60% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using foreign currency forward contracts with coverage levels increasing nearer to the forecast transaction date. The effective portion of the gain or loss on the hedge is recognised in other comprehensive income and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement.

Hedge of foreign currency debt    The group uses cross currency interest rate swaps to hedge the foreign currency risk associated with certain foreign currency denominated borrowings. The effective portion of the gain or loss on the hedge is recognised in other comprehensive income and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement.

        At 30 June 2011, as a result of the net investment, transaction exposure and foreign currency debt cover outlined above, the group had outstanding gross foreign exchange contracts as disclosed in note 23(g). Further quantitative analysis of the sensitivity to movements in currency rates is reported in the 'Market risk sensitivity analysis' in note 23(d).

(b)    Interest rate risk    The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the board, primarily through issuing fixed and floating rate borrowing and commercial paper, and by utilising interest rate derivatives. These practices aim to minimise the group's net finance charges with acceptable year on year volatility. To facilitate operational efficiency and effective hedge accounting, the group's policy is to maintain fixed rate borrowings within a band of 40% to 60% of forecast net borrowings. For these calculations, net borrowings exclude interest rate related fair value adjustments. A template approved by the board specifies different duration guidelines and fixed/floating amortisation periods (time taken for the fixed element of debt to reduce to zero) depending on different interest rate environments. The majority of Diageo's existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability.

(c)    Commodity price risk    The group is exposed to commodity price risk. The group primarily uses long term purchase contracts to secure prices with suppliers to protect against volatility in commodity prices.

(d)    Market risk sensitivity analysis    The group is using a sensitivity analysis technique that measures the estimated impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% (50 basis points) in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

2011 and 30 June 2010, for each class of financial instruments with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on the net post employment benefit liability and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

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

        Reasonably possible hypothetical changes in other risk variables would not significantly affect the fair value of financial instruments at 30 June 2011 and 30 June 2010.

Analysis of sensitivities

	0.5% decrease in interest rates	0.5% increase in interest rates	10% weakening of sterling	10% strengthening of sterling
	£ million	£ million	£ million	£ million
2011
Impact on income statement—gain/(loss)	13	(13)	(29)	24
Impact on the consolidated statement of comprehensive income—gain/(loss)(a)(b)	22	(22)	(731)	598
2010
Impact on income statement—gain/(loss)	19	(19)	(33)	27
Impact on the consolidated statement of comprehensive income—gain/(loss)(a)(b)	34	(33)	(739)	605

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

(e)    Credit risk    Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. Credit risk arises from cash balances (including bank deposits and cash and cash equivalents), derivative financial instruments and credit exposures to customers, including outstanding loans, trade and other receivables, financial guarantees and committed transactions. Credit risk is managed separately for financial and business related credit exposures.

Financial credit risk

Diageo aims to minimise its financial credit risk through the application of risk management policies approved and monitored by the board. Counterparties are limited to major banks and financial institutions and the policy restricts the exposure to any one counterparty by setting credit limits taking into account the credit quality of the counterparty. The group's policy is designed to ensure that individual counterparty limits are adhered to and that there are no significant concentrations of credit risk. The board also defines the types of financial instruments which may be transacted. Financial instruments are primarily transacted with major international financial institutions with a long term credit rating within the A band or better. The credit risk arising through the use of financial instruments for interest rate and currency risk management is estimated with reference to the fair value of contracts with a positive value, rather than the notional amount of the instruments themselves.

        When derivative transactions are undertaken with bank counterparties, Diageo may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a pre-determined threshold.

        Diageo annually reviews the credit limits applied and regularly monitors the counterparties' credit quality reflecting market credit conditions.

Business related credit risk

Trade and other receivables exposures are managed locally in the operating units where they arise and credit limits are set as deemed appropriate for the customer. There is no concentration of credit risk with respect to trade and other receivables as the group has a large number of customers which are internationally dispersed.

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

        The maximum credit risk exposure of the group's financial assets was as follows:

	2011	2010
	£ million	£ million
Trade and other receivables (excluding taxes)	1,751	1,825
Accrued income	23	31
Assets held for sale	9	13
Cash and cash equivalents	1,584	1,453
Derivative financial assets	200	334
Other investments	102	117

Total	3,669	3,773

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

        At 30 June 2011, approximately 13% and 17% of the group's trade receivables of £1,501 million are due from counterparties based in the United Kingdom and in the United States, respectively.

(f)    Liquidity risk    Liquidity risk is the risk that Diageo may encounter in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The group's policy with regard to the expected maturity profile of borrowings is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

Maturity of cash flows for financial liabilities by year of repayment

	Bank loans and overdrafts	Other borrowings	Interest on borrowings	Interest rate swaps	Credit support obligations	Finance lease liabilities	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2011
After five years	—	(2,512)	(1,081)	9	—	(76)	(7)	(3,667)
From four to five years	(9)	(466)	(161)	(5)	—	(7)	(1)	(649)
From three to four years	(9)	(1,212)	(244)	(7)	—	(8)	(1)	(1,481)
From two to three years	(9)	(1,534)	(338)	(14)	—	(11)	(4)	(1,910)
From one to two years	(22)	(839)	(385)	(14)	—	(12)	(40)	(1,312)

Due after one year	(49)	(6,563)	(2,209)	(31)	—	(114)	(53)	(9,019)
Due within one year	(115)	(1,234)	(438)	(13)	(91)	(12)	(2,140)	(4,043)

	(164)	(7,797)	(2,647)	(44)	(91)	(126)	(2,193)	(13,062)

2010
After five years	(7)	(3,198)	(1,335)	(5)	—	(80)	(8)	(4,633)
From four to five years	(31)	(1,153)	(254)	(2)	—	(5)	(1)	(1,446)
From three to four years	(4)	(1,478)	(346)	(7)	—	(7)	(22)	(1,864)
From two to three years	(4)	(900)	(394)	(8)	—	(8)	(8)	(1,322)
From one to two years	(5)	(1,215)	(435)	(9)	—	(8)	(86)	(1,758)

Due after one year	(51)	(7,944)	(2,764)	(31)	—	(108)	(125)	(11,023)
Due within one year	(161)	(333)	(461)	(8)	(80)	(8)	(2,079)	(3,130)

	(212)	(8,277)	(3,225)	(39)	(80)	(116)	(2,204)	(14,153)

        Other financial liabilities primarily consist of trade payables and foreign currency forwards and swaps. Amounts are shown on an undiscounted basis. Where interest payments are on a floating rate basis, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve at the last business day of the years ended 30 June 2011 and 30 June 2010. Finance lease liabilities at 30 June 2011 of £126 million include interest of £47 million (2010 – finance lease liabilities of £116 million including interest of £55 million).

        The group had available undrawn committed bank facilities as follows:

	2011	2010
	£ million	£ million
Expiring within one year	776	920
Expiring between one and two years	727	833
Expiring after two years	671	780

	2,174	2,533

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

Maturity of cash flows for financial assets by year of repayment

	Interest rate swaps	Cross currency swaps cash inflow	Cross currency swaps cash outflow	Other	Total
	£ million	£ million	£ million	£ million	£ million
2011
After five years	(35)	1,204	(998)	54	225
From four to five years	(3)	42	(34)	4	9
From three to four years	18	42	(34)	5	31
From two to three years	30	42	(34)	6	44
From one to two years	64	42	(34)	39	111

Due after one year	74	1,372	(1,134)	108	420
Due within one year	79	42	(34)	1,869	1,956

	153	1,414	(1,168)	1,977	2,376

2010
After five years	(8)	1,336	(1,034)	85	379
From four to five years	15	46	(34)	1	28
From three to four years	23	46	(34)	1	36
From two to three years	57	46	(34)	2	71
From one to two years	80	46	(34)	143	235

Due after one year	167	1,520	(1,170)	232	749
Due within one year	98	46	(34)	1,790	1,900

	265	1,566	(1,204)	2,022	2,649

        Other financial assets primarily consist of trade receivables and foreign currency forwards and swaps. Amounts are shown on an undiscounted basis. Where interest payments are on a floating rate basis, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve at the last business day of the years ended 30 June 2011 and 30 June 2010.

(g)    Hedging instruments    The group designates derivatives which qualify for hedge accounting as either: (i) a hedge of the fair value of a recognised asset or liability (fair value hedge); (ii) a hedge of a forecast transaction or the cash flow risk from a change in interest rates or foreign exchange rates (cash

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

flow hedge); or (iii) a hedge of a net investment in foreign operations. The accounting treatment for hedges is disclosed in 'Accounting policies of the group'.

        The group tests effectiveness on a prospective and retrospective basis. Methods for testing effectiveness include dollar offset, critical terms, regression analysis, hypothetical derivative method and volatility reduction.

        Loss on fair value hedging instruments for the year was £8 million (2010 – £163 million gain) and the gain on the hedged items attributable to the hedged risks was £19 million (2010 – £163 million loss).

        In respect of cash flow hedging instruments, gains of £25 million (2010 – £27 million losses) have been recognised in other comprehensive income due to changes in fair value. A loss of £2 million and a loss of £54 million have been transferred out of other comprehensive income to other operating expenses and to other finance charges, respectively, in the year (2010 – £47 million loss and a gain of £73 million have been transferred out of other comprehensive income to other operating expenses and to other finance income, respectively).

        With respect to hedges of forecast transactions and the cash flow risk from a change in interest rates, based on year end interest and foreign exchange rates, balances related to cash flow hedged items at 30 June 2011 will affect the income statement in 2012 and 2013 by £11 million and £2 million, respectively. With respect to hedges of the cash flow risk from a change in forward foreign exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing foreign exchange rates and recognition of interest on the related bonds will affect the income statement in each year until the related bonds mature in 2016 and 2036. Foreign exchange retranslation and the interest on the hedged bonds taken to the income statement is expected to offset against the foreign exchange retranslation and the interest on the cross currency swaps in each of the years.

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

Cash flow and net investment hedges    The following table shows the contractual maturities of the notional designated transactions, cross currency interest rate swaps and derivative net investment hedging instruments:

	Foreign currency amount			Percentage of total
						Year ending 30 June
	Purchase	Sell	Total	US dollar	Euro
	£ million	£ million	£ million	%	%
2011
Transaction	550	1,316	1,866	51	31	2012
Transaction	155	466	621	65	35	2013

Total transaction hedges	705	1,782	2,487	55	32	2012-2013

Cross currency interest rate swaps	373	—	373	100	—	2017
Cross currency interest rate swaps	373	—	373	100	—	2037

Total cross currency interest rate swaps	746	—	746	100	—	2017-2037

Net investment hedging instruments	1,921	895	2,816	65	8	2012

2010
Transaction	693	1,741	2,434	44	30	2011
Transaction	443	969	1,412	48	30	2012

Total transaction hedges	1,136	2,710	3,846	45	30	2011-2012

Cross currency interest rate swaps	400	—	400	100	—	2017
Cross currency interest rate swaps	400	—	400	100	—	2037

Total cross currency interest rate swaps	800	—	800	100	—	2017-2037

Net investment hedging instruments	3,295	2,464	5,759	62	14	2011

(h)    Fair value measurements    The disclosures about fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations. The levels can be broadly described as follows:

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

        The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.

Derivatives and other financial liabilities at fair value

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign currency exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument's term, notional amount and discount rate, and taking credit

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

risk into account. As significant inputs to the valuation are observable in the markets, these instruments are categorised as level 2 in the hierarchy.

        The Nolet Group's option to sell the remaining 50% equity stake in Ketel One Worldwide BV to Diageo is classified as a derivative financial liability with changes in fair value included in operating profit. As the valuation of the option uses assumptions not observable in the market, it is categorised as a level 3 instrument in the fair value hierarchy.

        The group's financial assets and liabilities, excluding finance lease liabilities, measured at fair value are categorised as follows:

	2011				2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Derivative assets	—	394	—	394	—	570	—	570

Total assets	—	394	—	394	—	570	—	570

Liabilities
Derivative liabilities	—	(118)	(15)	(133)	—	(229)	(23)	(252)
Other financial liabilities	—	—	(25)	(25)	—	—	(28)	(28)

Total liabilities	—	(118)	(40)	(158)	—	(229)	(51)	(280)

        The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Derivative liabilities	Other financial liabilities	Total level 3 instruments
	£ million	£ million	£ million
At 30 June 2009	(40)	—	(40)
Deferred consideration payable	—	(26)	(26)
Net gains/(losses) included in the consolidated statement of comprehensive income(a)	17	(2)	15

At 30 June 2010	(23)	(28)	(51)
Net gains included in the consolidated statement of comprehensive income(a)	8	3	11

At 30 June 2011	(15)	(25)	(40)

(a)
Including gains/(losses) included in the income statement.

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

(i)    Total financial assets and liabilities    The table below sets out the group's accounting classification of each class of financial assets and liabilities, and their fair values.

	Instruments in a hedge relationship(i)	Other instruments at fair value(ii)	Cash and cash equivalents	Available for sale	Loans and receivables	Financial liabilities at amortised cost	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2011
Cash and cash equivalents	—	—	1,584	—	—	—	1,584	1,584
Bank overdrafts	—	—	—	—	—	(12)	(12)	(12)
Borrowings due within one year	(255)	—	—	—	—	(1,180)	(1,435)	(1,439)
Borrowings due after one year	(3,128)	—	—	—	—	(3,620)	(6,748)	(7,344)
Derivative assets	302	92	—	—	—	—	394	394
Derivative liabilities	(69)	(64)	—	—	—	—	(133)	(133)
Other assets	—	—	—	4	1,872	—	1,876	1,876
Other liabilities	—	(25)	—	—	—	(2,363)	(2,388)	(2,388)

	(3,150)	3	1,584	4	1,872	(7,175)	(6,862)	(7,462)

2010
Cash and cash equivalents	—	—	1,453	—	—	—	1,453	1,453
Bank overdrafts	—	—	—	—	—	(55)	(55)	(55)
Borrowings due within one year	(346)	—	—	—	—	(186)	(532)	(526)
Borrowings due after one year	(4,080)	—	—	—	—	(4,097)	(8,177)	(8,892)
Derivative assets	526	44	—	—	—	—	570	570
Derivative liabilities	(169)	(83)	—	—	—	—	(252)	(252)
Other assets	—	—	—	4	1,982	—	1,986	1,986
Other liabilities	—	(28)	—	—	—	(2,247)	(2,275)	(2,275)

	(4,069)	(67)	1,453	4	1,982	(6,585)	(7,282)	(7,991)

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

        The fair values of borrowings are based on market data. The fair values of derivatives and financial instruments are estimated by discounting the future contractual cash flows using the appropriate yield curves at the last business day of the years ended 30 June each year. As at 30 June

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

2011 and 30 June 2010, the carrying values of cash and cash equivalents, bank overdrafts, other financial assets and liabilities were considered to approximate fair values.

Fair value hedging relationships    Certain borrowings due within and after one year are part of qualifying fair value interest rate hedging relationships. Accordingly, there is a fair value adjustment for these liabilities with respect to the hedged interest rate risk, with changes being recognised in the income statement, as disclosed in note 23(g). The group has not designated any non-derivative financial assets or liabilities at fair value.

(j)    Analysis of cash and cash equivalents by currency

	2011		2010
	£ million	%	£ million	%
US dollar	1,058	66	844	58
Euro	56	4	118	8
Sterling	123	8	69	5
Other	347	22	422	29

Cash and cash equivalents	1,584	100	1,453	100

(k)    Analysis of gross borrowings by currency

	2011		2010
	£ million	%	£ million	%
US dollar	(3,689)	46	(3,864)	46
Euro	(1,990)	25	(1,840)	22
Sterling	(1,776)	22	(1,690)	20
Korean won	(174)	2	(316)	4
Other	(405)	5	(697)	8

Gross borrowings	(8,034)	100	(8,407)	100

        The analysis of group's gross borrowings above includes the impact of foreign currency forwards and swaps.

(l)    Analysis of net borrowings by interest rate profile

	2011		2010
	£ million	%	£ million	%
Fixed rate	(3,752)	58	(3,391)	49
Floating rate	(2,722)	42	(3,766)	54
Interest free	5	—	64	(1)
Impact of financial derivatives and fair value adjustments	19	—	139	(2)

Net borrowings	(6,450)	100	(6,954)	100

        The split of fixed and floating rate net borrowings above includes the impact of interest rate hedging instruments.

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

(m)    Portfolio of interest rate derivative instruments

	Receive fixed notional	Pay fixed notional	Weighted average fixed interest rate	Weighted average time to maturity	Maturity years
	£ million	£ million	%	years
2011
Currency instrument
US dollar:
Interest rate swaps	3,307	—	2.9	4.9	2011-2022
Interest rate swaps	—	916	2.8	5.8	2013-2020
Cross currency interest rate swaps	746	—	5.7	15.3	2016-2036
Euro:
Interest rate swaps	901	—	2.5	3.4	2014
Sterling:
Cross currency interest rate swaps	—	632	5.4	15.3	2016-2036
2010
Currency instrument
US dollar:
Interest rate swaps	3,633	—	3.4	5.1	2011-2022
Interest rate swaps	—	267	4.6	7.6	2017-2018
Cross currency interest rate swaps	800	—	5.7	16.3	2016-2036
Euro:
Interest rate swaps	820	—	2.5	4.4	2014
Sterling:
Cross currency interest rate swaps	—	632	5.4	16.3	2016-2036

24.   Trade and other payables

	2011		2010
	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities
	£ million	£ million	£ million	£ million
Trade payables	986	—	843	—
Tax and social security excluding income tax	408	—	324	—
Other payables	578	29	595	63
Accruals and deferred income	866	12	853	13

	2,838	41	2,615	76

Non-current accruals and deferred income at 30 June 2011 includes deferred income of £12 million (2010 – £13 million) arising on the sale and leaseback of facilities in Napa Valley, California which will be credited to the income statement over the duration of the leases.

Notes to the consolidated financial statements (continued)

25.   Provisions

	Thalidomide	Onerous contracts	Restructuring	Vacant properties	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2010	167	69	108	14	115	473
Exchange differences	4	(4)	2	—	(3)	(1)
Provisions charged during the year	—	—	38	—	24	62
Provisions used during the year	(13)	(17)	(28)	(5)	(19)	(82)
Transfers from/(to) other payables	—	(51)	(11)	—	10	(52)
Unwinding of discounts	10	4	—	1	—	15

At 30 June 2011	168	1	109	10	127	415

Included in current liabilities	16	1	67	4	61	149
Included in non-current liabilities	152	—	42	6	66	266

	168	1	109	10	127	415

Provisions by their nature are subject to uncertainties with respect to the timing and outcomes of future events.

(a)   A provision was established in the year ended 30 June 2005 in respect of the discounted value of the group's commitment to the UK Thalidomide Trust, and will be utilised over the period of the commitment up to 2037. An additional provision of £24 million was created in the year ended 30 June 2010 in respect of anticipated future payments to new thalidomide claimants. It is expected that the additional provision will be utilised over the period of the commitment, up to 2030.

(b)   Included in provision for onerous contracts at 30 June 2010 was £68 million in respect of the discounted value of an onerous supply contract arising on the acquisition of the Seagram spirits and wine business on 21 December 2001. This provision is being utilised over the 10-year duration of the contract. The provision includes a termination amount which will be payable in the seven months ending 31 January 2012. The amount payable of £51 million at 30 June 2011 has been included in other payables.

(c)   The group is undergoing a number of restructuring programmes, which involve the rationalisation of operations around the world. Employee charges, incremental costs in respect of service contract and information systems infrastructure charges in connection with the programmes are recognised in the restructuring provision, which is expected to be substantially utilised in the year ending 30 June 2012.

(d)   The vacant property provision is based on the estimated discounted rental shortfall over the terms of the leases up to 2031.

(e)   Other provisions include £42 million (2010 – £47 million) in respect of employee deferred compensation plans which will be utilised when employees leave or retire from the company.

Notes to the consolidated financial statements (continued)

26.   Deferred tax assets and liabilities

        The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax assets/(liabilities):

	Property, plant and equipment	Intangible assets	Post employment plans	Tax losses	Other temporary differences	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2009	(217)	(359)	348	53	247	72
Exchange differences	(12)	(94)	8	1	7	(90)
Recognised in income – continuing operations	40	(148)	(51)	(42)	(2)	(203)
Recognised in income – discontinued operations	—	—	—	—	5	5
Recognised in other comprehensive income	—	—	—	—	3	3
Step acquisition of Nuvo	—	(2)	—	—	—	(2)

At 30 June 2010	(189)	(603)	305	12	260	(215)
Exchange differences	10	45	(2)	—	(13)	40
Recognised in income—continuing operations	32	(58)	(28)	170	(14)	102
Recognised in other comprehensive income	—	5	(113)	(69)	(1)	(178)
Acquisition of businesses	(9)	(2)	—	—	1	(10)

At 30 June 2011	(156)	(613)	162	113	233	(261)

Deferred tax on other temporary differences includes items such as the thalidomide provision, restructuring provisions, share-based payments and intra group sales of products.

        After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2011	2010
	£ million	£ million
Deferred tax assets	516	529
Deferred tax liabilities	(777)	(744)

	(261)	(215)

The net deferred tax liability of £613 million (2010 – £603 million) in respect of intangible assets comprises deferred tax assets of £590 million (2010 – £623 million) less deferred tax liabilities of £1,203 million (2010 – £1,226 million). The group benefits from the availability of tax amortisation on many of it principal brands and other intangible assets. In the year ended 30 June 2011 a combination of strong performance and positive forward outlook led to the recognition of an increase in the deferred tax assets of £115 million (2010 – £nil) in respect of future amortisation. A proportion of the group's deferred tax assets arise from future tax amortisation deductions and these are currently subject to negotiations with tax authorities. The outcome of these negotiations could be a favourable change in taxation basis that replaces the benefit of future amortisation resulting in a write off the related deferred tax assets. Deferred tax assets of £107 million (2010 – £187 million) have been recognised in

Notes to the consolidated financial statements (continued)

26.   Deferred tax assets and liabilities (continued)

jurisdictions which made prior year taxable losses. It is considered more likely than not that there will be sufficient future taxable profits to support recognition of these deferred tax assets due to a reduction in future interest charges in those jurisdictions.

Unrecognised deferred tax assets    Deferred tax assets have been recognised to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Where this is not the case, deferred tax assets have not been recognised, as set out below:

	2011		2010
	Tax losses	Other	Tax losses	Other
	£ million	£ million	£ million	£ million
Gross deferred tax assets	317	623	185	794
Amounts not recognized	(204)	(33)	(173)	(171)

	113	590	12	623

Of the amounts recognised in respect of tax losses, £16 million has expiration dates through to 2021 (2010 – £12 million through to 2020) and £97 million can be carried forward indefinitely (2010 – £nil). Of the amounts unrecognised in respect of tax losses, £7 million has expiration dates through to 2021 (2010 – £7 million through to 2020) and £197 million (2010 – £166 million) can be carried forward indefinitely.

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

        The aggregate amount of temporary difference associated with investments in subsidiaries, branches and associates and interests in joint ventures for which deferred tax liabilities have not been recognised is £15.2 billion (2010 – £13.5 billion). This has been calculated based upon the temporary differences arising between the group accounting basis and tax basis of each investment.

27.   Tax on other comprehensive income

	2011	2010	2009
	£ million	£ million	£ million
Exchange differences	8	(17)	15
Effective portion of changes in fair value of cash flow hedges	(7)	1	2
Net actuarial gain on post employment plans	(66)	—	237

Tax on other comprehensive income	(65)	(16)	254

Notes to the consolidated financial statements (continued)

28.   Share capital and reserves

(a)   Allotted and fully paid share capital – ordinary shares of 28 101/108 pence each

	Number of shares	Nominal value
	million	£ million
At 30 June 2008	2,822	816
Shares purchased and subsequently cancelled (consideration including expenses £354 million)	(38)	(11)
Treasury shares cancelled	(30)	(8)

At 30 June 2011, 30 June 2010 and at 30 June 2009	2,754	797

(b)   Share premium    During the year, 0.1 million ordinary shares with an aggregate nominal value of less than £0.1 million were allotted under employee share option schemes for a total consideration of £0.4 million (2010 – 0.1 million shares, nominal value less than £0.1 million, consideration £0.4 million; 2009 – 0.1 million shares, nominal value less than £0.1 million, consideration £0.5 million).

(c)   Capital redemption reserve    Movements in the capital redemption reserve are in respect of purchases and cancellations of own shares.

	Number of shares	% of ordinary share capital(i)
	million		£ million
At 30 June 2008			3,127
Shares purchased and subsequently cancelled	38	1.3	11
Shares cancelled	30	1.1	8

At 30 June 2011, 30 June 2010 and 30 June 2009			3,146

(i)
Excluding treasury shares.

No shares were purchased or cancelled in the year ended 30 June 2011.

Notes to the consolidated financial statements (continued)

28.   Share capital and reserves (continued)

(d)   Fair value, hedging and exchange reserve

	Fair value and hedging reserve	Exchange reserve	Total
	£ million	£ million	£ million
At 30 June 2008	21	13	34
Effective portion of changes in fair value of cash flow hedges
– taken to other comprehensive income – group	90	—	90
– transferred to the income statement	(71)	—	(71)
Exchange differences	—	63	63
Tax in respect of movements above	2	15	17

At 30 June 2009	42	91	133
Effective portion of changes in fair value of cash flow hedges
– taken to other comprehensive income – group	(9)	—	(9)
– taken to other comprehensive income – associates	(18)	—	(18)
– transferred to the income statement	(26)	—	(26)
Exchange differences	—	35	35
Tax in respect of movements above	1	(17)	(16)

At 30 June 2010	(10)	109	99
Effective portion of changes in fair value of cash flow hedges
– taken to other comprehensive income – group	7	—	7
– taken to other comprehensive income – associates	18	—	18
– transferred to the income statement	56	—	56
Exchange differences	—	(27)	(27)
Tax in respect of movements above	(7)	8	1

At 30 June 2011	64	90	154

(e)   Own shares    Own shares comprise shares in the company held by employee share trusts, shares repurchased as part of the company's share buyback programmes and held as treasury shares, shares held as treasury shares and call options held for hedging share scheme grants provided to employees during the year.

Notes to the consolidated financial statements (continued)

28.   Share capital and reserves (continued)

        Movements in shares are as follows:

	Own shares and options held by employee share trusts		Treasury shares repurchased under buyback programmes		Treasury shares for hedging share scheme grants to employees		Total own shares
	Number of shares	Purchase consideration	Number of shares	Purchase consideration	Number of shares	Purchase/(sale) consideration	Number of shares	Purchase consideration
	million	£ million	million	£ million	million	£ million	million	£ million
At 30 June 2008	26	218	259	2,135	20	206	305	2,559
Share trust arrangements	(3)	(30)	—	—	—	—	(3)	(30)
Shares purchased	—	—	—	—	6	63	6	63
Shares cancelled	—	—	(30)	(247)	—	—	(30)	(247)
Shares transferred	—	—	(6)	(47)	6	47	—	—
Shares used to satisfy options	—	—	—	—	—	(3)	—	(3)

At 30 June 2009	23	188	223	1,841	32	313	278	2,342
Share trust arrangements	(8)	(58)	—	—	—	—	(8)	(58)
Share call options purchased	—	23	—	—	—	—	—	23
Shares sold to fund call options	—	—	—	—	(3)	(24)	(3)	(24)
Shares used to satisfy options	—	—	—	—	(3)	(30)	(3)	(30)

At 30 June 2010	15	153	223	1,841	26	259	264	2,253
Share trust arrangements	(4)	(24)	—	—	—	—	(4)	(24)
Shares purchased	—	—	—	—	6	67	6	67
Shares used to satisfy options	—	—	—	—	(4)	(39)	(4)	(39)

At 30 June 2011	11	129	223	1,841	28	287	262	2,257

At 30 June 2011, employee share trusts funded by the group held shares in the company as follows: 9 million ordinary shares held in respect of long term incentive plans for executive directors and senior executives and 2 million ordinary shares held in respect of grants under UK, Irish and US savings-related share option schemes. The market value of these shares at 30 June 2011 was £144 million (2010 – 15 million shares, market value £159 million; 2009 – 23 million shares, market value £197 million). Dividends are waived on all shares in the company owned by the employee share trusts.

        During the year ended 30 June 2011, the company purchased 6 million ordinary shares, with an aggregate nominal value of £2 million, representing approximately 0.3% of the issued ordinary share capital (excluding treasury shares), to be held as treasury shares (2010 – nil shares and £nil; 2009 – 6 million shares, aggregate nominal value £2 million, 0.3% of issued share capital (excluding treasury shares)). These shares have not been cancelled but are deducted from shareholders' equity. Dividends are waived on these shares.

Notes to the consolidated financial statements (continued)

28.   Share capital and reserves (continued)

        During the years ended 30 June 2011 and 30 June 2010, no cancellation of ordinary shares held as treasury shares was carried out (2009 – 30 million shares, aggregate nominal value £8 million). The company utilised 4 million ordinary shares held as treasury shares, with an aggregate nominal value of £1 million, to satisfy options exercised by employees during the year (2010 – 3 million shares, nominal value of £1 million; 2009 – 0.3 million shares, nominal value of £0.1 million).

        During the year ended 30 June 2010 the company sold 3 million ordinary shares held as treasury shares, with an aggregate nominal value of £1 million, to purchase call options over 8 million shares at a cost of £24 million to hedge share option grants. These options are held by the employee share trust. Call options denominated in US dollars with a value of £1 million were included in other financial assets.

(f)    Dividends

	2011	2010	2009
	£ million	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2010
23.50 pence per share (2009 – 22.20 pence; 2008 – 21.15 pence)	586	551	527
Interim dividend for the year ended 30 June 2011
15.50 pence per share (2010 – 14.60 pence; 2009 – 13.90 pence)	387	363	345

	973	914	872
Adjustment in respect of prior year dividends	—	—	(2)

	973	914	870

Proposed final dividend for the year ended 30 June 2011
24.90 pence per share (2010 – 23.50 pence; 2009 – 22.20 pence)	621	586	550

The proposed final dividend was approved by the board of directors on 24 August 2011. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

(g)   Acquisition adjustment    In the year ended 30 June 2009 an adjustment was made to reduce both goodwill and non-controlling interests by £58 million in respect of the acquisition in the year ended 30 June 2008 of the distribution rights for Ketel One vodka products.

Notes to the consolidated financial statements (continued)

29.   Cash generated from operations

	2011		2010		2009
	£ million	£ million	£ million	£ million	£ million	£ million
Profit for the year	2,017		1,743		1,706
Discontinued operations	—		19		(2)
Taxation	343		477		286
Share of associates' profits after tax	(176)		(142)		(164)
Net interest and net other finance charges	397		462		592
Loss on sale of businesses	14		15		—

Operating profit		2,595		2,574		2,418
Increase in inventories	(204)		(104)		(236)
Decrease in trade and other receivables	62		69		193
Increase/(decrease) in trade and other payables and provisions	30		369		(210)

Net movement in working capital		(112)		334		(253)
Depreciation, amortisation and impairment		352		372		300
Dividend income		138		111		179
Other items		(94)		(207)		10

Cash generated from operations		2,879		3,184		2,654

In the consolidated statement of cash flows, cash generated from operations is stated after £259 million (2010 – £145 million; 2009 – £53 million) of cash outflows in respect of exceptional operating items.

        In the calculation of cash generated from operations, Other items include £119 million of cash contributions to post employment schemes in excess of the income statement charge (2010 – £114 million higher contributions; 2009 – £68 million higher contributions) and gains on sale of property of £20 million (2010 – £89 million; 2009 – £6 million) partly offset by the fair value charge in respect of share-based incentive plans of £34 million (2010 and 2009 – £31 million).

Notes to the consolidated financial statements (continued)

30.   Acquisition of businesses

	Net assets acquired and consideration
	Serengeti Breweries	Halico	Other	2011 Fair value	2010 Fair value	2009 Fair value
	£ million	£ million	£ million	£ million	£ million	£ million
Brands	6	—	—	6	62	8
Property, plant and equipment	64	—	—	64	2	10
Investment in associates	—	34	6	40	—	—
Working capital	(11)	—	—	(11)	(1)	(1)
Deferred taxation	(10)	—	—	(10)	(2)	1
Cash	—	—	—	—	4	—
Borrowings	(22)	—	—	(22)	—	—
Post employment benefit liabilities	—	—	—	—	—	(1)

Net identifiable assets and liabilities	27	34	6	67	65	17
Goodwill arising on acquisition	31	—	—	31	19	25
Step acquisition of Nuvo	—	—	—	—	(21)	—
Acquisition of remaining shares in associate	—	—	—	—	—	(6)
Non-controlling interests	(20)	—	—	(20)	—	2

Consideration payable	38	34	6	78	63	38

Satisfied by:
Cash consideration paid	32	34	7	73	37	53
Movement in financial liability	—	—	(1)	(1)	—	(23)
Deferred/contingent consideration payable	6	—	—	6	26	8

	38	34	6	78	63	38

Cash consideration paid for investments in subsidiaries	32	—	1	33	37	53
Cash consideration paid for investments in associates	—	34	24	58	41	42
Cash acquired	—	—	—	—	(4)	—
Prior year purchase consideration adjustment	—	—	6	6	—	7
Transaction costs paid in respect of acquisition of businesses	2	—	18	20	9	—
Deposit for potential Chinese acquisition	—	—	—	—	123	—

Net cash outflow on acquisition of businesses	34	34	49	117	206	102

2011 acquisitions

Halico    On 13 May 2011, Diageo acquired an 18.67% equity stake in Hanoi Liquor Joint Stock Company (Halico), the largest domestic branded spirits producer in Vietnam, for a consideration of VND 798 billion (£24 million).The purchase of a further 6.26% equity stake in Halico was completed on 26 May 2011 for a consideration of VND 268 billion (£8 million). Diageo equity accounts for this investment. Additional transaction costs of £2 million in respect of the acquisition have been incurred in the year ended 30 June 2011 (2010 – £1 million).

Notes to the consolidated financial statements (continued)

30.   Acquisition of businesses (continued)

Serengeti Breweries    On 22 October 2010, Diageo completed the acquisition of a 51% equity stake in Serengeti Breweries Limited (SBL), a beer business based in Tanzania, through its subsidiary undertaking, East African Breweries Limited (EABL) in which Diageo owns 50.03%. The fair value of purchase consideration payable was £60 million, including borrowings acquired of £22 million. Transaction costs of £2 million (2010 – £5 million) in respect of the acquisition were charged to operating profit. Diageo consolidates 100% of SBL with a 75% non-controlling interest and has a call option for the remaining 49% of equity exercisable in 2013, calculated on a profit multiple of SBL. None of the goodwill recognised is expected to be deductible for income tax purposes. In the period since acquisition SBL has contributed £30 million to sales and £3 million loss (after integration costs) to profit after tax in the year ended 30 June 2011.

22 Marquis    On 30 September 2010, Diageo acquired a 20% equity stake in LNJ Group, LLC, owner of the 22 Marquis brand, a sparkling liqueur, for a consideration of $10 million (£6 million). Depending on the performance of the brand in the next three years Diageo has a contractual right to increase its ownership to 50% without additional consideration. Diageo also has an option to purchase the remaining 50% equity stake in 2014 at a pre-agreed profit multiple, reflecting fair value. Diageo equity accounts for this investment.

        If any of these acquisitions had occurred on 1 July 2010 neither Diageo's sales nor profit would have been materially impacted.

2010 acquisitions

Nuvo    On 29 June 2010 Diageo acquired an additional 28.75% equity stake in the London Group, the owner of the Nuvo brand, an ultra-premium vodka-based sparkling liqueur, for a consideration of £29 million ($45 million). The London Group was formerly accounted for as an associate and following the acquisition of further shares became a subsidiary. In addition, the group agreed to acquire the remaining shares in the London Group at a pre-agreed profit multiple, reflecting fair value in 2013. The net present value of this deferred consideration of £25 million is included in other financial liabilities. The principal asset of the London Group is the Nuvo brand fair valued at £60 million. Goodwill arising on the acquisition of £15 million was in respect of future synergies expected from combining operations. Nuvo was, prior to the transaction, distributed exclusively through the Diageo network and therefore the acquisition of an additional stake did not change reported sales. The impact of the Nuvo acquisition to the group's profit was not material.

2009 acquisitions

Stirrings    On 16 June 2009, Diageo acquired the remaining 80% of equity in Stirrings LLC for £6 million and provided £7 million as deferred consideration payable. The value of the acquired brand was recognised by a fair value adjustment on acquisition of £8 million. Goodwill of £10 million arose as a result of expected synergies from combining distribution networks and administrative functions. Diageo initially acquired a 20% equity stake for £5 million in the year ended 30 June 2007.

Smirnov    On 17 December 2008, Diageo purchased for £35 million the remaining 25% stake in the company that owns the Smirnov brand. Diageo initially acquired a 75% stake for £28 million in the year ended 30 June 2007, with an agreement to acquire the remaining 25% at fair value. Net assets acquired at fair value were £17 million with goodwill of £26 million arising on the acquisition. On acquiring the final 25% interest, additional goodwill of £13 million was recognised.

Notes to the consolidated financial statements (continued)

30.   Acquisition of businesses (continued)

DHN Drinks    On 1 May 2008, a venture, DHN Drinks, was formed between Diageo, Heineken and Namibia Breweries Limited (NBL) to market their combined beer, cider and ready to drink businesses in South Africa. Diageo and Heineken each own 42.25% of DHN Drinks and NBL own 15.5%. Diageo equity accounts for this investment. The cost of this acquisition in the year ended 30 June 2008 was £43 million. An additional investment of £18 million was made in the year ended 30 June 2011 (2010 – £29 million; 2009 – £3 million).

Sedibeng    In the year ended 30 June 2009, Diageo recognised a cost of £19 million in respect of its agreement with Heineken to construct the Sedibeng brewery and bottling plant in South Africa.

Acquisitions after 30 June 2011

Zacapa    On 5 July 2011 Diageo completed the acquisition of a 50% equity controlling stake in Rum Creations Products Inc (RCP), the owner of the Zacapa rum brand, from Industrias Licoreras de Guatemala (ILG) for a consideration of $225 million (£140 million) (including $35 million of deferred compensation). ILG has a put option to sell the remaining 50% equity stake exercisable from 2016 calculated on a profit multiple. In addition, the transaction provided Diageo with perpetual global distribution rights for Zacapa rum, excluding those for Guatemala and the domestic markets of El Salvador, Honduras, Nicaragua, Costa Rica, Belize and Panama. Diageo will consolidate the results of RCP. The calculation of the impact of the acquisition on Diageo's consolidated balance sheet is provisional and is expected to increase Diageo's intangible assets by approximately £200 million, inventories by £20 million and property, plant and equipment by £7 million. In addition a financial liability of approximately £87 million will be established for the put option exercisable by ILG. Directly attributable transaction costs of £3 million have been charged to other external charges in the year ended 30 June 2011. The impact of the Zacapa acquisition on the group's profit is not expected to be material.

Quanxing    On 14 July 2011, Diageo acquired an additional 4% equity stake in Sichuan Chengdu Quanxing Group Company Ltd. (Quanxing) from Chengdu Yingsheng Investment Holding Co., Ltd. The consideration for the additional 4% equity stake was RMB 140 million (£13 million). The acquisition of the 4% equity stake brings Diageo's shareholding in Quanxing to 53%. Quanxing is a holding company controlling a 39.7% equity stake in Sichuan ShuiJingFang Co., Ltd. (ShuiJingFang), a super premium Chinese white spirits company listed on the Shanghai Stock Exchange. Diageo has become the indirect largest shareholder of ShuiJingFang and, in accordance with Chinese takeover regulations, subject to securing the approval of the China Securities Regulatory Commission (CSRC), expects to make a mandatory tender offer to all the other shareholders of ShuiJingFang. The tender offer is expected to be completed by the end of the calendar year. Were all other ShuiJingFang shareholders to accept the tender offer, the amount payable would be RMB 6.3 billion (£606 million). As required by Chinese law, 20% of the maximum consideration payable under the tender offer (£119 million) was deposited with China's securities depositary and clearing agency, Shanghai branch in the year ended 30 June 2010. Diageo also made a capital contribution to Quanxing of £8 million in the year ended 30 June 2010. Quanxing was accounted for as an associate up to 14 July 2011 but following the acquisition of the additional 4% equity stake it became a subsidiary with a 47% non-controlling interest. The fair value of the net assets of Quanxing on the date of acquisition are provisionally estimated at £403 million comprising the company's 39.7% equity stake in ShuiJingFang of £380 million, cash of £6 million, receivables due from Diageo of £11 million, other receivables of £8 million and trade payables and accruals of £2 million. As a result of Quanxing becoming a subsidiary

Notes to the consolidated financial statements (continued)

30.   Acquisition of businesses (continued)

of the group, a provisional gain of approximately £70 million is expected to arise on the difference between the book value of the equity owned prior to the transaction and the market value on the day of completion. Directly attributable transaction costs of £8 million have been charged to other external charges in the year ended 30 June 2011 (2010 – £7 million).

Mey Içki    On 23 August 2011, having received the necessary regulatory clearances, Diageo completed the acquisition of Mey Içki Sanayi VE Ticaret A.S. (Mey Içki) from TPG Capital and the Actera group. The Turkish Competition Authority clearance is conditional upon the subsequent disposal of the Mey Içki brands Hare liqueur and Maestro gin. Diageo anticipates that these disposals will be completed in the year ending 30 June 2012. Mey Içki is the leading producer and distributor of raki in Turkey and also owns other brands including vodka and wine brands. Mey Içki will be fully consolidated and transforms Diageo's existing position in this fast growing spirits market. In the year ended 31 December 2010 Mey Içki had net sales of TRL766 million. The enterprise value for the acquisition is $2.1 billion (£1.3 billion). The fair value assessment has not been completed and information on the net assets acquired has not been disclosed as the acquisition was completed a day prior to the financial statements being signed. Directly attributable transaction costs of £7 million have been charged to other external charges in the year ended 30 June 2011.

31.   Contingent liabilities and legal proceedings

(a)    Guarantees    As of 30 June 2011 the group has no material performance guarantees or indemnities to third parties.

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

(c)    Korean customs dispute    A dispute is ongoing at the Korean Tax Tribunal in connection with the application of the methodology used in transfer pricing on spirits imports since 2004. In December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for Korean won 194 billion or £105 million (including £13 million of value added tax). In January 2010, Diageo Korea appealed this customs audit assessment to the Korean Tax Tribunal. In order to preserve its right to appeal, Diageo Korea was required to pay the full amount of the assessment. In respect of the period prior to 30 June 2007, Diageo Korea has paid the full £105 million to the Korean customs authorities, including £44 million in the year ended 30 June 2011.

        In February 2011, Diageo Korea received a pre-imposition notice from the Korean customs authorities with respect to the period from 29 February 2008 to 31 October 2010 on the same grounds for Korean won 208 billion or approximately £121 million (including £14 million in value added tax). No amounts have been paid to date with respect to this pre-imposition notice.

        In May 2011, the Korean Tax Tribunal issued a ruling with respect to certain technical arguments, ordered that Korean won 26 billion (approximately £15 million) be repaid to Diageo Korea, and

Notes to the consolidated financial statements (continued)

31.   Contingent liabilities and legal proceedings (continued)

ordered a reaudit of the period prior to 30 June 2007. The reaudit is currently in progress and is expected to be completed by 30 June 2012. Diageo Korea is unable to quantify meaningfully the possible loss or range of loss to which these claims may give rise. Diageo Korea intends to defend its position vigorously.

(d)    Chinese acquisition    On 14 July 2011, Diageo acquired an additional 4% equity stake in Quanxing from Chengdu Yingsheng Investment Holding Co., Ltd. Diageo has become the indirect largest shareholder of ShuiJingFang and, subject to securing the approval of the CSRC, expects to make a mandatory tender offer to all the other shareholders of ShuiJingFang. The tender offer is expected to be completed by the end of the calendar year. Were all other ShuiJingFang shareholders to accept the tender offer, the amount payable would be RMB 6.3 billion (£606 million). As required by Chinese law, 20% of the maximum consideration payable under the tender offer (£119 million) was deposited with China's securities depositary and clearing agency, Shanghai branch in the year ended 30 June 2010.

(e)    Ketel One vodka put option    The Nolet Group has an option exercisable from 9 June 2011 to 9 June 2013 to sell its 50% equity stake in Ketel One Worldwide BV to Diageo for a total consideration of $900 million (£559 million) plus 5.5% annual interest calculated from the date of the original acquisition on 9 June 2008. If the Nolet Group exercises this option but Diageo chooses not to buy the stake, Diageo will then have to pay $100 million (£62 million) to the Nolet Group and the Nolet Group may then pursue a sale of its stake to a third party, subject to rights of first offer and last refusal on Diageo's part.

(f)    Thalidomide litigation    In Australia, a class action claim alleging product liability and negligence for injuries arising from the consumption of the drug thalidomide has been filed in the Supreme Court of Victoria against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grunenthal GmbH, the developer of the drug. The size of the class has not yet been specified. In the United Kingdom, similar proceedings have been commenced on behalf of one individual in relation to alleged thalidomide injuries. Distillers Company (Biochemicals) Limited distributed the drug in Australia and the United Kingdom for a period in the late 1950s and early 1960s. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these lawsuits may give rise. The company has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support. Diageo intends, however, to vigorously defend these lawsuits.

(g)    Other    The group has extensive international operations and is defendant in a number of legal, customs and tax proceedings incidental to these operations. There are a number of legal, customs and tax claims against the group, the outcome of which cannot at present be foreseen.

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

Notes to the consolidated financial statements (continued)

32.   Related party transactions (continued)

Subsidiaries    Transactions between the company and its subsidiaries are eliminated on consolidation and therefore are not disclosed. Details of the principal group companies are given after these financial statements.

Associates    Transactions between the group and its associates were as follows:

  •
  Group sales include sales to associates of £46 million (2010 – £74 million; 2009 – £60 million) and operating costs include purchases from associates of £17 million (2010 – £19 million; 2009 – £12 million).

  •
  At 30 June 2011, group payables included £8 million payable to associates (2010 – £9 million; 2009 – £8 million). Group receivables included £2 million receivable from associates at 30 June 2010 (2009 – £16 million).

Additions to property, plant and equipment in the year ended 30 June 2009 include a warehouse acquired from Moët Hennessy for £16 million, and inventories at 30 June 2011 include maturing inventories of £38 million (2010 – £31 million) purchased from Moët Hennessy. Additions to loans include £22 million (2010 – £56 million) of loans to associates in South Africa, comprising £17 million to DHN Drinks (2010 – £30 million) and £5 million (2010 – £25 million) to Sedibeng Brewery. In the year ended 30 June 2011 an £18 million loan to DHN Drinks was converted to equity (2010 – £19 million). In the year ended 30 June 2010 a £1 million loan was made to Namibia Breweries Limited and an £8 million equity contribution to Quanxing.

        Other disclosures in respect of associates are included in note 7 and note 14.

Joint ventures    Transactions between the group and its joint ventures were as follows:

  •
  Group sales include sales to joint ventures of £5 million (2010 – £5 million; 2009 – £5 million) and operating costs include purchases from joint ventures of £21 million (2010 – £17 million; 2009 – £17 million).

  •
  At 30 June 2011, group receivables included £7 million receivable from joint ventures (2010 – £7 million) and group payables included £3 million payable to joint ventures (2010 – £2 million).

Key management personnel    The key management of the group comprises the executive and non-executive directors, the members of the executive committee and the company secretary. They are listed under 'Board of directors and executive committee'.

	2011	2010	2009
	£ million	£ million	£ million
Salaries and short term employee benefits	20	21	12
Non-executive directors' fees	1	1	1
Share-based payments	10	10	10
Other long term benefits	—	—	1
Post employment benefits	4	4	3
Termination benefits	1	—	—

	36	36	27

Non-executive directors do not receive share-based payments or post employment benefits.

Notes to the consolidated financial statements (continued)

32.   Related party transactions (continued)

        Details are given in the directors' remuneration report of the individual directors' remuneration and transactions between the group and key management personnel.

Pension plans    The Diageo pension plans are recharged with the cost of administration services provided by the company to the pension plans and with professional fees paid by the company on behalf of the pension plans. The total amount recharged for the year was £18 million (2010 – £28 million; 2009 – £14 million).

33.   Commitments

Capital expenditure    Commitments for expenditure on property, plant and equipment not provided for in these consolidated financial statements are estimated at £148 million (2010 – £112 million).

Operating lease commitments    The minimum lease rentals to be paid under non-cancellable leases, principally in respect of properties, are as follows:

	2011	2010
	£ million	£ million
Payments falling due:
Within one year	104	95
Between one and two years	84	81
Between two and three years	74	66
Between three and four years	57	58
Between four and five years	49	50
After five years	354	322

	722	672

There are no significant leases for which contingent rent is payable, nor any that have purchase options, escalation clauses or restrictions. A number of the operating leases have renewal clauses that are all at fair market value. In respect of property not currently utilised, the group has entered into sub-leases for which the minimum amount receivable is £44 million (2010 – £57 million), of which £9 million (2010 – £11 million) falls due within one year of the balance sheet date. The amount received under these leases is included in sales in the income statement.

Purchase commitments

Diageo's subsidiary undertaking, EABL, of which Diageo owns 50.03%, has agreed to the purchase of SABMiller Africa BV's 20% equity stake in Kenya Breweries Limited (KBL) for cash consideration of the US dollar equivalent of 19.5 billion Kenyan shillings at completion (£136 million), subject to EABL disposing of its 20% equity stake in Tanzania Breweries Limited by way of a public offer. KBL has terminated a brewing and distribution agreement with SABMiller International BV and has ceased to distribute SABMiller's brands in Kenya.

Notes to the consolidated financial statements (continued)

34.   Employee share compensation

The group uses a number of equity settled and cash settled share plans to grant options and share awards to its directors and employees.

        The annual fair value charge for the three years ended 30 June 2011 by principal plan is as follows:

	2011	2010	2009
	£ million	£ million	£ million
Executive share option plans
Diageo executive long term incentive plan	2	1	—
Diageo senior executive share option plan	2	3	3
Diageo executive share option plan	4	7	11
Savings plans	4	5	5
Executive share award plans
Diageo executive long term incentive plan	7	1	—
Performance share plan	11	10	9
Discretionary incentive plan	4	4	3

	34	31	31

The fair value charge includes £4 million of exceptional operating costs (2010 – £1 million; 2009 – £2 million).

The principal plans are as follows:

Executive share option plans

(a)    Diageo executive long term incentive plan (DELTIP)    This scheme was introduced in the year ended 30 June 2010 to replace the Diageo executive share option plan (DSOP). Awards made to executives under the plan are in the form of shares and share options at the market value at the time of grant. Executives are given the opportunity to elect to have their awards in the form of share options or shares or a combination of both. Share awards vest/are released on the third anniversary of the grant date. Share options granted under this scheme may normally be exercised between three and ten years after the grant date. There are no performance conditions to be satisfied, although the top 70 senior executives are required to hold shares in Diageo plc. US executives are granted awards over the company's ADSs (one ADS is equivalent to four ordinary shares).

(b)    Diageo senior executive share option plan 2008 (SESOP 2008)    This scheme was introduced in October 2008 and grants options to senior executives at the market value at the time of grant. Options granted under this scheme may normally be exercised between three and 10 years after the date granted but only to the extent that a performance condition is satisfied. The current performance condition is based on the increase in Diageo's adjusted earnings per share (EPS) over a three-year period. Growth targets are set annually by the remuneration committee. For the 2010 grant, targets were set at 3% to 7% compound annual growth in adjusted EPS. The proportion of options that can be exercised depends on the extent to which the EPS growth targets have been met. For the 2010 grant, the exercise range is 25% for threshold performance up to 100% for achieving 7% or more compound annual growth in adjusted EPS. Re-testing of the performance condition is not permitted. US executives are granted options over the company's ADSs.

Notes to the consolidated financial statements (continued)

34.   Employee share compensation (continued)

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

(d)    International sharematch plan (ISMP)    This plan was introduced in September 2010 to replace the International savings-related share option plan (described below). Employees outside the United Kingdom, Ireland and the United States are offered the opportunity to purchase Diageo shares or share units and receive matching shares or share units subject to continued employment. Plan rules permit flexibility for Diageo to set the matching amount annually based on corporate performance and to vary this by country. Target matching for the majority of the countries is buy five shares and receive one free.

(e)    International savings-related share option plan (International)    The group also operated an international savings-related share option plan for employees outside the United Kingdom. The last grant made under this plan was in October 2009. The plan provided a long term savings opportunity for employees who used their savings to pay the exercise price of a share option. Options may be exercised between one and five years after grant. The option exercise price was set at a discount to the market value at the time of grant, ranging from nil to 20%, in accordance with local conditions and practices.

Executive share award plans

(a)    Performance share plan (PSP 2008)    This plan was introduced in October 2008 and replaced a similar plan. Under the PSP, share awards can take a number of different forms. No payment is made for awards. To date, participants have been granted conditional rights to receive shares. Awards normally vest after a three-year period – the 'performance cycle' – subject to achievement of two performance tests. The primary performance test is a comparison of Diageo's three-year total shareholder return (TSR) – the percentage growth in Diageo's share price (assuming all dividends and capital distributions are reinvested) – with the TSR of a peer group of 16 companies including Diageo. TSR calculations are converted into a common currency (US dollars). The vesting range is 25% if Diageo's TSR produces a median ranking compared with the TSR of the peer group companies, up to 100% if Diageo is ranked first or second in the peer group. The second performance test requires the remuneration committee to consider that there has been an underlying improvement in Diageo's three-year financial performance, typically measured by improvement in an adjusted EPS measure. Re-testing of the performance condition is not permitted. Dividends are accrued on awards and are

Notes to the consolidated financial statements (continued)

34.   Employee share compensation (continued)

given to participants to the extent that the awards actually vest at the end of the performance cycle. Dividends can be paid in the form of cash or shares.

(b)    Discretionary incentive plan 2009 (DIP 2009)    This scheme was introduced in October 2009 and the first awards were granted in March 2010 to a small number of senior executives. No payment is made for awards. Awards over shares or ADSs are granted under the plan, normally in the form of conditional rights to receive shares or ADSs. Awards vest over a three to five-year period with performance criteria varying by employee.

        In certain markets DELTIP, ISMP and PSP work as cash alternative plans where due to legislation and tax rules it is prohibitive to grant share options or shares settled directly in equity. From the employee's perspective it works in the same way as a normal share option or share except that employees do not have the right to own a share when they exercise their share options or their shares vests.

Notes to the consolidated financial statements (continued)

34.   Employee share compensation (continued)

        For the three years ended 30 June 2011, the calculation of the fair value of each option and share award used the binomial (share option and savings plans) and Monte Carlo (share award plans) option pricing models and the following weighted average assumptions:

	Executive share option plans	Savings plans	Executive share award plans
2011
Weighted average assumptions
Risk free interest rate	2.0%	1.1%	1.3%
Expected life of the options	60 months	34 months	36 months
Expected volatility	23%	16%	—
Dividend yield	3.3%	3.3%	3.3%
Weighted average exercise price	1087p	908p	—
Weighted average share price	1098p	1162p	1214p
Weighted average fair value of options/awards granted in the year	171p	247p	652p
Number of options/awards granted in the year	5.3 million	2.0 million	4.3 million
Fair value of all options/awards granted in the year	£9 million	£5 million	£28 million
2010
Weighted average assumptions
Risk free interest rate	2.8%	1.8%	2.2%
Expected life of the options	60 months	36 months	36 months
Expected volatility	18%	17%	—
Dividend yield	3.6%	3.6%	3.6%
Weighted average exercise price	964p	809p	—
Weighted average share price	986p	1030p	985p
Weighted average fair value of options/awards granted in the year	135p	224p	516p
Number of options/awards granted in the year	8.2 million	2.8 million	4.1 million
Fair value of all options/awards granted in the year	£11 million	£6 million	£21 million
2009
Weighted average assumptions
Risk free interest rate	4.2%	4.0%	3.6%
Expected life of the options	60 months	43 months	36 months
Expected volatility	14%	15%	—
Dividend yield	4.2%	4.2%	4.2%
Weighted average exercise price	992p	816p	—
Weighted average share price	987p	906p	902p
Weighted average fair value of options/awards granted in the year	132p	159p	428p
Number of options/awards granted in the year	10.9 million	3.0 million	3.1 million
Fair value of all options/awards granted in the year	£14 million	£5 million	£13 million

The risk free interest rate is based on the UK treasury coupon strips in effect at the time of the grant, for the expected life of the option. The expected life of the options represents the period of time that options granted are expected to be outstanding. The group uses historical data to estimate option

Notes to the consolidated financial statements (continued)

34.   Employee share compensation (continued)

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

(a)    Outstanding options    Options over ordinary shares and over ADSs (US schemes only) outstanding at 30 June 2011 are as follows:

	Range of exercise prices pence	Number at 30 June 2011	Weighted average remaining contractual life months	Weighted average exercise price pence
Executive share option plans	600-699	1,723,281	27	659
	700-799	2,572,138	34	754
	800-899	4,274,778	73	857
	900-999	9,635,103	81	945
	1000-1099	14,662,227	90	1058
	1100-1199	3,555,507	86	1153
	1200-1299	161,712	98	1231
	1300-1399	2,492,088	74	1313

		39,076,834	78	996

Savings plans	700-799	1,981,387	26	759
	800-899	1,594,503	22	833
	900-999	2,709,966	26	933
	1000-1099	210,206	15	1044
	1100-1199	20,310	25	1111
	1200-1299	49,164	8	1233
	1300-1399	29,639	—	1306
	1400-1599	947	—	1501

		6,596,122	24	865

Notes to the consolidated financial statements (continued)

34.   Employee share compensation (continued)

(b)    Transactions on schemes    Transactions on the share option and share award plans and the weighted average grant date fair value for options and shares for the three years ended 30 June 2011 were as follows:

	Executive share option plans		Savings plans		Executive share award plans
	Number of options	Weighted average exercise price pence	Number of options	Weighted average exercise price pence	Number of awards
Balance outstanding at 30 June 2008	38,723,105	806	7,775,475	745	5,693,141
Granted	10,899,101	992	3,001,884	840	3,074,613
Exercised/awarded	(3,436,934)	719	(1,750,400)	612	(616,112)
Forfeited/expired	(2,188,351)	946	(1,426,800)	1010	(894,916)

Balance outstanding at 30 June 2009	43,996,921	920	7,600,159	805	7,256,726
Granted	8,241,770	966	2,751,197	794	4,102,143
Exercised/awarded	(9,116,692)	786	(2,108,686)	751	(196,894)
Forfeited/expired	(1,788,598)	943	(1,083,327)	902	(1,925,184)

Balance outstanding at 30 June 2010	41,333,401	1009	7,159,343	817	9,236,791
Granted	5,331,223	1087	2,029,288	940	4,259,304
Exercised/awarded	(5,994,282)	901	(2,033,630)	806	(343,334)
Forfeited/expired	(1,593,508)	965	(558,879)	847	(1,888,630)

Balance outstanding at 30 June 2011	39,076,834	996	6,596,122	865	11,264,131

Number of options exercisable at:
30 June 2011	17,194,922	967	136,758	1069

30 June 2010	16,415,347	687	78,738	916

30 June 2009	18,993,999	754	110,737	863

(c)    Employee share trusts, potential issues of ordinary shares and voting rights

(i)    In order to hedge its obligations under the share option and share award plans, the group either purchases own shares directly and holds them as treasury shares, or it funds trusts to acquire shares in the company. The shares held are accounted for as a deduction in arriving at shareholders' equity. Call options are also used to manage some of the group's obligations. Dividends receivable by the employee share trusts on the shares are waived.

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

Notes to the consolidated financial statements (continued)

35.   Post balance sheet events

On 5 July 2011 Diageo completed the acquisition of a 50% equity controlling stake in Rum Creations Products Inc, the owner of the Zacapa rum brand, from Industrias Licoreras de Guatemala.

        On 14 July 2011, Diageo acquired an additional 4% equity stake in Quanxing from Chengdu Yingsheng Investment Holding Co., Ltd becoming the indirect largest shareholder of ShuiJingFang. In accordance with Chinese takeover regulations, Diageo expects to make a mandatory tender offer to all other shareholders of ShuiJingFang. The tender offer is expected to be completed by the end of the calendar year.

        On 23 August 2011, having received the necessary regulatory clearances, Diageo completed the acquisition of Mey Içki Sanayi VE Ticaret A.S. (Mey Içki) from TPG Capital and the Actera group. The Turkish Competition Authority clearance is conditional upon the subsequent disposal of the Mey Içki brands Hare liqueur and Maestro gin. Diageo anticipates that these disposals will be completed in the year ending 30 June 2012. Mey Içki is the leading producer and distributor of raki in Turkey and also owns other brands including vodka and wine brands. Mey Içki will be fully consolidated and transforms Diageo's existing position in this fast growing spirits market.

        See note 30 for further details of these acquisitions.

Principal group companies

        This section on principal group companies forms part of the audited financial statements.

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

(a)
Directly owned by Diageo plc.

(b)
French partnership.

All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.

Report of independent registered public accounting firm – internal controls

The board of directors and shareholders
Diageo plc:

        We have audited Diageo plc's internal control over financial reporting as of 30 June 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Diageo plc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting, appearing in the Corporate Governance Report in this Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, Diageo plc maintained, in all material respects, effective internal control over financial reporting as of 30 June 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Diageo plc and subsidiaries on pages 140 to 233 which comprise the consolidated balance sheets as of 30 June 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended 30 June 2011, and including the disclosures identified as 'part of

Report of independent registered public accounting firm – internal controls (continued)

the audited financial statements' within the 'Critical accounting policies' section on pages 83 to 85 and the 'Principal group companies' on page 234 and our report dated 24 August 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG Audit Plc
London, England
24 August 2011

Unaudited computation of ratio of earnings to fixed charges

	Year ended 30 June
	2011	2010	2009	2008	2007
	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes on income, non-controlling interests and discontinued operations	2,360	2,239	1,990	2,078	2,096
Less: Interest capitalised	(4)	(5)	(4)	—	—
Less: Share of associates' income	(176)	(142)	(164)	(176)	(149)
Add: Dividend income receivable from associates	138	111	179	143	119
Add: Fixed charges	714	970	869	549	400

	3,032	3,173	2,870	2,594	2,466

Fixed charges
Interest payable and other finance charges (note(1))	675	935	836	523	378
Add: Interest capitalised	4	5	4	—	—
Add: One third of rental expense	35	30	29	26	22

	714	970	869	549	400

	ratio	ratio	ratio	ratio	ratio
Ratio	4.2	3.3	3.3	4.7	6.2

Note

(1)
Interest payable and other finance charges for the year ended 30 June 2011 includes a £107 million charge (30 June 2010 – £275 million charge; 30 June 2009 – £164 million charge; 30 June 2008 – £75 million charge; 30 June 2007 – £30 million charge) in respect of fair value adjustments to the group's derivative instruments. Impact of foreign exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement was £nil during the year ended 30 June 2011 (30 June 2010 – £nil; 30 June 2009 – £11 million charge; 30 June 2008 – £6 million charge; 30 June 2007 – £nil). In the year ended 30 June 2010 an additional £10 million charge was recognised (30 June 2009 – £33 million charge; 30 June 2008 – £nil; 30 June 2007 – £nil) in respect of exchange rate translation differences on inter-company funding arrangements where hedge accounting was not applicable.

Additional information for shareholders

Legal proceedings

Information on legal proceedings is set out in note 31 to the consolidated financial statements.

Related party transactions

Transactions with directors are disclosed in the directors' remuneration report (see 'Directors' remuneration report—Additional information') and transactions with other related parties are disclosed in note 32 to the consolidated financial statements.

Share capital

Major shareholders    At 7 September 2011, the following substantial interests (3% or more) in the company's ordinary share capital (voting securities) had been notified to the company.

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

As at the close of business on 7 September 2011, 532,167,392 ordinary shares, including those held through ADSs, were held by approximately 2,624 holders (including American Depositary Receipt (ADR) holders) with registered addresses in the United States, representing approximately 21.25% of the outstanding ordinary shares (excluding treasury shares). At such date, 132,875,842 ADSs were held by 1,953 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet or Guinness Group ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

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

	Per ordinary share		Per ADS
	High	Low	High	Low
	pence	pence	$	$
Year ended 30 June
2007	1094	895	86.79	65.83
2008	1122	911	92.55	72.70
2009	1065	733	76.65	41.14
2010	1160	867	71.99	56.42
2011	1301	1033	85.43	63.08
Three months ended
September 2009	996	867	64.44	56.42
December 2009	1090	947	69.66	60.71
March 2010	1116	1000	70.92	62.87
June 2010	1160	1025	71.99	59.22
September 2010	1144	1033	71.55	63.08
December 2010	1215	1092	76.13	69.30
March 2011	1258	1121	80.69	71.77
June 2011	1301	1180	85.43	76.73
2011 monthly
January	1258	1197	79.96	74.38
February	1255	1186	80.69	76.36
March	1213	1121	78.47	71.77
April	1217	1180	81.44	76.73
May	1301	1212	85.14	80.46
June	1297	1252	85.43	80.38
July	1308	1229	83.65	79.53
August	1240	1112	80.99	72.77
September (to 7 September 2011)	1254	1211	80.54	78.48

At close of business on 7 September 2011, the market prices for ordinary shares and ADSs were 1225 pence and $78.66 respectively.

American depositary shares

Fees and charges payable by ADR holders

The Bank of New York Mellon serves as the depositary (the 'Depositary') for Diageo's ADS programme. Pursuant to the deposit agreement between Diageo, the Depositary and owners and holders of ADSs (the 'Deposit Agreement'), ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge (i) a fee of $5.00 or less per 100 ADSs (or portion of 100 ADSs) relating to the issuance fads, including issuances resulting from a distribution of ordinary shares, rights or other property or the cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates and

Additional information for shareholders (continued)

American depositary shares (continued)

(ii) in connection with the distribution of other securities to ADR holders, a fee equivalent to the fee that would be payable, if securities distributed by Diageo had been ordinary shares and such ordinary shares had been deposited for issuance of ADSs. In addition, ADR holders may be required under the Deposit Agreement to pay the Depositary (i) any tax, duty, governmental charge or fee or stock transfer or registration fee arising in connection with the foregoing transactions or otherwise, (ii) any expense resulting from the conversion of a foreign currency into US dollars and (iii) the expense of certain communications made, at the request of the ADR holder, by cable, telex or facsimile. The Depositary may (i) withhold dividends or other distributions or sell any or all of the shares underlying the ADSs in order to satisfy any tax or governmental charge and (ii) deduct from any cash distribution any tax payable thereon or the cost of any currency conversion.

Direct and indirect payments by the Depositary

The Depositary reimburses Diageo for certain expenses it incurs in connection with the ADR programme, subject to a ceiling set out in the agreement pursuant to which the Depositary provides services to Diageo. The Depositary has also agreed to waive certain standard fees associated with the administration of the programme.

        During the financial year ended 30 June 2011, the company received from the Depositary $1,200,000 for continuing annual stock exchange listing fees, routine reporting and programme maintenance, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), legal fees and certain investor relationship programmes and investor relations promotional activities.

Articles of association

Diageo is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307.

        The following description summarises certain provisions of Diageo's articles of association (as adopted by special resolution at the Annual General Meeting on 14 October 2009) and applicable English law concerning companies (the Companies Acts), in each case as at 15 August 2011. This summary is qualified in its entirety by reference to the Companies Acts and Diageo's articles of association. Information on where investors can obtain copies of Diageo's articles of association is provided under 'Additional information for shareholders – Documents on display' below.

        All of Diageo's ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by Diageo from the holders of such shares.

        Any amendment to the articles of association of the company may be made in accordance with the provisions of the Companies Act by way of special resolution.

Directors    Diageo's articles of association provide for a board of directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three directors and not more than 25 directors, in which all powers to manage the business and affairs of Diageo are vested. Directors may be elected by the members in a general meeting or appointed by the board of directors. At each annual general meeting, the following are required to retire and are then reconsidered for

Additional information for shareholders (continued)

Articles of association (continued)

re-election, assuming they wish to stand for re-election: any director who has been appointed by the board of directors since the last annual general meeting; any director who has been in office during the two previous general meetings and did not retire at either of them; and any director who has been in office, other than in an executive position, for a continuous period of nine years or more at the date of the meeting. There is no age limit requirement in respect of directors. Directors may also be removed before the expiration of their term of office in accordance with the provisions of the Companies Acts.

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

        Under Diageo's articles of association, compensation awarded to directors may be decided by the board or any authorised committee of the board. The remuneration committee is responsible for making recommendations to the board concerning matters relating to remuneration policy. It is comprised of all the non-executive directors except for the chairman.

        The directors are empowered to exercise all the powers of Diageo to borrow money, subject to the limitation that the aggregate amount of all net external borrowings of the group outstanding at any time shall not exceed an amount equal to twice the aggregate of the group's adjusted capital and reserves calculated in the manner prescribed in Diageo's articles of association, unless sanctioned by an ordinary resolution of Diageo's shareholders.

        Directors are not required to hold any shares of Diageo as a qualification to act as a director.

Dividend rights    Holders of Diageo's ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends or fixed rate dividends. No dividend may be paid other than out of profits available for distribution. All of Diageo's ordinary shares rank equally for dividends, but the board may withhold payment of all or any part of any dividends or other monies payable in respect of Diageo's shares from a person with a 0.25% interest (as defined in Diageo's articles of association) if

Additional information for shareholders (continued)

Articles of association (continued)

such a person has been served with a restriction notice (as defined in Diageo's articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts. Dividends may be paid in currencies other than pounds sterling and such dividends will be calculated using an appropriate market exchange rate as determined by the directors in accordance with Diageo's articles of association.

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

Additional information for shareholders (continued)

Articles of association (continued)

        Diageo's articles of association and the Companies Acts provide for matters to be transacted at general meetings of Diageo by the proposing and passing of two kinds of resolutions:

  •
  ordinary resolutions, which include resolutions for the election, re-election and removal of directors, the declaration of final dividends, the appointment and re-appointment of the external auditor, the increase of authorised share capital and the grant of authority to allot shares; and

  •
  special resolutions, which include resolutions for the amendment of Diageo's articles of association, resolutions relating to the disapplication of pre-emption rights, and resolutions modifying the rights of any class of Diageo's shares at a meeting of the holders of such class.

        An ordinary resolution requires the affirmative vote of a simple majority of the votes cast by those entitled to vote at a meeting at which there is a quorum in order to be passed. Special resolutions require the affirmative vote of not less than three-quarters of the votes cast by those entitled to vote at a meeting at which there is a quorum in order to be passed. The necessary quorum foray meeting of Diageo is a minimum of two shareholders present in person or by proxy and entitled to vote.

        A shareholder is not entitled to vote at any general meeting or class meeting in respect of any share held by him if he has been served with a restriction notice (as defined in Diageo's articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts.

Liquidation rights    In the event of the liquidation of Diageo, after payment of all liabilities and deductions taking priority in accordance with English law, the balance of assets available for distribution will be distributed among the holders of ordinary shares according to the amounts paid up on the shares held by them.

Pre-emptive rights and new issues of shares    While holders of ordinary shares have no pre-emptive rights under Diageo's articles of association, the ability of the directors to cause Diageo to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted. Under the Companies Acts, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company's articles of association or given by its shareholders in general meeting, but which in either event cannot last for more than five years. Under the Companies Acts, Diageo may also not allot shares for cash (otherwise than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders.

Disclosure of interests in Diageo's shares    There are no provisions in Diageo's articles of association whereby persons acquiring, holding or disposing of a certain percentage of Diageo's shares are required to make disclosure of their ownership percentage, although there are such requirements under the Companies Acts. The basic disclosure requirement under Part 6 of the Financial Services and Markets Act 2000 and Rule 5 of the Disclosure and Transparency Rules made by the Financial Services Authority imposes a statutory obligation on a person to notify Diageo and the Financial Services Authority of the percentage of the voting rights in Diageo he directly or indirectly holds or controls, or

Additional information for shareholders (continued)

Articles of association (continued)

has rights over, through his direct or indirect holding of certain financial instruments, if the percentage of those voting rights:

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

        The City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offer or or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

General meetings and notices    At least 21 clear days' written notice of an annual general meeting is required. Any general meeting which is not an annual general meeting is called a 'general meeting'. Since the coming into force of the Companies (Shareholders' Rights) Regulations 2009, the minimum notice period for general meetings has increased from 14 to 21 clear days. This can, however, be reduced to 14 clear days, subject to shareholder approval, and offering shareholders the facility to vote electronically. Diageo already offers shareholders the facility to vote by electronic means (via its online proxy service), and intends to put the necessary resolution to the forthcoming Annual General Meeting, as it did in 2010, to approve the holding of subsequent general meetings on not less than 14 clear days' notice. This approval will expire at the next Annual General Meeting.

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

Additional information for shareholders (continued)

Articles of association (continued)

        At every such separate meeting, all of the provisions of Diageo's articles of association relating to proceedings at a general meeting apply, except that (a) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds, (b) any holder of shares of the class who is present in person or by proxy may demand a poll, and (c) each shareholder present in person or by proxy and entitled to vote will have one vote per share held in that particular class in the event a poll is taken.

        Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in all respects or by the reduction of the capital paid up on such shares or by the purchase or redemption by Diageo of its own shares, in each case in accordance with the Companies Acts and Diageo's articles of association.

Repurchase of shares    Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo's issued share capital. Diageo currently has shareholder authority to buy back up to 251 million ordinary shares during the period up to the next Annual General Meeting. The minimum price which must be paid for such shares is 28 101/108 pence and the maximum price is the higher of (a) an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out.

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

        The board may decline to register a transfer of any of Diageo's certificated shares by a person with a 0.25% interest (as defined in Diageo's articles of association) if such a person has been served with a restriction notice (as defined in Diageo's articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the board to be pursuant to an arm's-length sale (as defined in the articles of association).

Exchange controls

        There are currently no UK foreign exchange control restrictions on the payment of dividends to US persons on Diageo's ordinary shares or on the conduct of Diageo's operations.

Additional information for shareholders (continued)

Exchange controls (continued)

        There are no restrictions under the company's articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote the company's ordinary shares.

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

Taxation

        This section provides a descriptive summary of certain US federal income tax and UK tax consequences that are likely to be material to the holders of the ordinary shares or ADSs, but only those who hold their ordinary shares or ADSs as capital assets for tax purposes.

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
  a tax-exempt organization;

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

        For UK tax purposes, this section applies only to persons who are the absolute beneficial owners of their shares or ADSs and who hold their shares or ADSs as investments. It assumes that holders of ADSs will be treated as holders of the underlying ordinary shares. In addition to those persons mentioned above, this section does not apply to holders that are banks, regulated investment companies, other financial institutions or to persons who have or are deemed to have acquired their ordinary shares or ADSs in the course of an employment or trade. This summary does not apply to persons who are treated as non-domiciled and resident or ordinarily resident in the United Kingdom for the purposes of UK tax law. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, the laws of the United Kingdom and the practice of Her Majesty's Revenue and Customs, all as

Additional information for shareholders (continued)

Taxation (continued)

currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income and Capital Gains (the Treaty).These laws are subject to change, possibly on a retroactive basis.

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

Dividends UK taxation    There is no UK withholding tax on dividends. A shareholder who is an individual resident for UK tax purposes in the United Kingdom that receives a dividend from the company will generally be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related credit, known as the gross dividend, which will be regarded as the top slice of the individual's income. In the case of a shareholder who is liable to income tax at the basic rate, the tax credit will be treated as discharging the individual's liability to income tax in respect of the gross dividend. In the case of a shareholder who is liable to income tax at the higher rate, the individual will be subject to tax on the gross dividend at the rate of 32.5%, to the extent that the gross dividend falls above the threshold for the higher rate of income tax when it is treated (as mentioned above) as the top slice of the individual's income. This means that the tax credit will satisfy only part of the individual's liability to income tax on the gross dividend, so that the individual will have to account for income tax equal to 22.5% of the gross dividend. In the case of a shareholder who is liable to income tax at the additional rate, the individual will be subject to tax on the gross dividend at the rate of 42.5%, to the extent that the gross dividend falls above the threshold for the additional rate of income tax when it is treated (as mentioned above) as the top slice of the individual's income. This means that the tax credit will satisfy only part of the individual's liability to

Additional information for shareholders (continued)

Taxation (continued)

income tax on the gross dividend, so that the individual will have to account for income tax equal to 32.5% of the gross dividend. Shareholders within the charge to UK corporation tax which are small companies (for the purposes of the UK taxation of dividends) will not generally be subject to tax on dividends from Diageo. Other shareholders within the charge to UK corporation tax will not be subject to tax on dividends from Diageo so long as the dividends fall within an exempt class and certain conditions are met. In general, dividends paid on shares that are ordinary share capital for UK tax purposes and are not redeemable and dividends paid to a person holding less than 10% of the issued share capital of the payer (or any class of that share capital) are examples of dividends that fall within an exempt class. A shareholder who is not liable for tax on dividends received on the shares will not be entitled to claim payment of the tax credit in respect of those dividends.

        Eligible US holders will not normally be entitled to a tax credit under the Treaty, nor will they be subject to a withholding tax by the United Kingdom.

US taxation    Under the US federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend paid to a US holder by Diageo in respect of its ordinary shares or ADSs out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) is subject to US federal income taxation. Dividends paid to a non-corporate US holder in taxable years beginning before 1 January 2013 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the ordinary shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by Diageo with respect to its ordinary shares or ADSs generally will be qualified dividend income to US holders that meet the holding period requirement. Under UK law, dividends are not subject to UK withholding tax. Therefore, the US holder will include in income for US federal income tax purposes the amount of the dividend received, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

        The dividend must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the United States, and, depending on the US holder's circumstances, will generally either be 'passive' or 'general' income for purposes of computing the foreign tax credit, if allowable, to a US holder. The amount of the dividend distribution that must be included in income of a US holder will be the US dollar value of the pence payments made, determined at the spot pounds sterling/US dollar foreign exchange rate on the date the dividend distribution is included in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder's basis in the ordinary shares or ADSs and thereafter as capital gain.

Taxation of capital gains UK taxation    A citizen or resident (for tax purposes) of the United States who has at no time been either resident or ordinarily resident in the United Kingdom will not be liable

Additional information for shareholders (continued)

Taxation (continued)

for UK tax on capital gains realised or accrued on the sale or other disposal of ordinary shares or ADSs, unless the ordinary shares or ADSs are held in connection with a trade or business carried on by the holder in the United Kingdom through a UK branch, agency or a permanent establishment. A disposal (or deemed disposal) of shares or ADSs by a holder who is resident or (in the case of an individual) resident or ordinarily resident in the UK may, depending on the holder's particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

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

PFIC rules    Diageo believes that ordinary shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. Instead, US holders would be treated as if the holder had realised such gain and certain 'excess distributions' pro-rated over the holder's holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain or distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your ordinary shares or ADSs will be treated as stock in a PFIC if we were a PFIC at anytime during your holding period in your ordinary shares or ADSs. In addition, dividends received from Diageo will not be eligible for the special tax rates applicable to qualified dividend income if Diageo is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Additional information for shareholders (continued)

Taxation (continued)

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

DIAGEO plc (REGISTRANT)
/s/ DA MAHLAN Name: DA Mahlan Title: Chief financial officer

13 September 2011

Exhibits

1.1
Articles of Association of Diageo plc (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K (File No. 001-10691) filed with the Securities and Exchange Commission on 15 October 2009).

2.1
Indenture, dated as of 3 August 1998, among Diageo Capital plc, Diageo plc and The Bank of New York Mellon (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-8874) filed with the Securities and Exchange Commission on 24 July 1998 (pages 365 to 504 of paper filing)).*

2.2
Indenture, dated as of 1 June 1999, among Diageo Investment Corporation, Diageo plc and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 November 2001 (pages 241 to 317 of paper filing)).*

2.3
Indenture, dated as of 8 December 2003, among Diageo Finance B.V., Diageo plc and The Bank of New York Mellon (incorporated by reference to Exhibit 1 to the Report on Form 6-K (File No. 001-10691) filed with the Securities and Exchange Commission on 9 December 2003).*

4.1
Service Agreement, dated 1 November 2005, between Diageo plc and Paul S. Walsh (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 25 September 2006).

4.2
Service Agreement, dated 1 July 2010, between Diageo plc and Deirdre A. Mahlan (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 14 September 2010).

4.3
Letter of Agreement, dated 19 July 2007, between Diageo plc and Dr Franz B. Humer (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).

4.4
Form of Service Agreement for Diageo plc's executives in the United Kingdom, dated as of 1 July 2006 (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 17 September 2007).

4.5
Form of Service Agreement for Diageo plc's executives in the United States, dated as of 1 July 2006 (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 17 September 2007).

4.6
Diageo 2010 Sharesave Plan, dated 14 October 2010 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-169934) filed with the Securities and Exchange Commission on 14 October 2010).

4.7
Diageo 2001 Share Incentive Plan, dated 14 October 2010 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-169934) filed with the Securities and Exchange Commission on 14 October 2010).

4.8
Rules of the Diageo plc 2009 International Share Match Plan, dated 14 October 2010 (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-169934) filed with the Securities and Exchange Commission on 14 October 2010).

4.9
Diageo plc 2009 Executive Long Term Incentive Plan, dated 14 October 2009 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-162490) filed with the Securities and Exchange Commission on 15 September 2009).

4.10
Diageo plc 2009 Discretionary Incentive Plan, dated 14 October 2009 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-162490) filed with the Securities and Exchange Commission on 15 September 2009).

4.11
Diageo plc 2008 Performance Share Plan, dated as of 15 October 2008 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-154338) filed with the Securities and Exchange Commission on 16 October 2008).

4.12
Diageo plc 2008 Senior Executive Share Option Plan, dated as of 15 October 2008 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-154338) filed with the Securities and Exchange Commission on 16 October 2008).

4.13
Diageo plc Senior Executive Share Option Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).

4.14
Diageo plc Executive Share Option Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).

4.15
Diageo plc Associated Companies Share Option Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).

4.16
Diageo plc Long Term Incentive Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).

4.17
Diageo plc 1998 United States Employee Stock Purchase Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).

4.18
Diageo plc 2007 United States Employee Stock Purchase Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).

4.19
Diageo plc UK Sharesave Scheme 2000, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).

4.20
Addendum to Form of Service Agreement for Diageo plc's executives in the United States (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).

6.1
Description of earnings per share (included in note 10 to the consolidated financial statements on page 181 of this Annual Report on Form 20-F.

7.1
Description of unaudited computation of ratio of earnings to fixed charges (included on page 237 of this Annual Report on Form 20-F).

8.1
Principal group companies (included on page 234 of this Annual Report on Form 20-F).

12.1
Certification of Paul S. Walsh filed pursuant to 17 CFR 240.13a-14(a).

12.2
Certification of Deirdre A. Mahlan filed pursuant to 17 CFR 240.13a-14(a).

13.1
Certification of Paul S. Walsh furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).

13.2
Certification of Deirdre A. Mahlan furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).

15.1
Consent of independent registered public accounting firm.

*
Pursuant to an Agreement of Resignation, Appointment and Acceptance dated 16 October 2007 by and among Diageo plc, Diageo Capital plc, Diageo Finance BV, Diageo Investment Corporation, The Bank of New York and Citibank NA, The Bank of New York Mellon has become the successor trustee to Citibank NA under Diageo's indentures dated 3 August 1998, 8 December 2003 and 1 June 1999.

Cross reference to Form 20-F

Item	Required item in 20-F	Page(s)
Part I
1.	Identity of directors, senior management and advisers	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key information
	A. Selected financial data	1-4
	B. Capitalization and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	22-28
4.	Information on the company
	A. History and development of the company	5, 20-22, 79-80, 158, 174, 220-223, 226
	B. Business overview	5-9, 12-20, 154-160
	C. Organizational structure	234
	D. Property, plants and equipment	9-12, 187-188
4A.	Unresolved staff comments	Not applicable
5.	Operating and financial review and prospects
	A. Operating results	33-73, 81-82, 159, 177
	B. Liquidity and capital resources	74-79, 195-197, 203-207, 210-211, 222-223, 226
	C. Research and development, patents and licenses, etc.	18
	D. Trend information	73
	E. Off-balance sheet arrangements	80
	F. Tabular disclosure of contractual obligations	79
	G. Safe harbor	28-30
6.	Directors, senior management and employees
	A. Directors and senior management	86-89, 108
	B. Compensation	90-118, 227-232
	C. Board practices	86-89, 93-94, 107-108, 122-124
	D. Employees	18
	E. Share ownership	106-107, 111-117, 227-232
7.	Major shareholders and related party transactions
	A. Major shareholders	238
	B. Related party transactions	117-118, 224-226
	C. Interests of experts and counsel	Not applicable
8.	Financial information
	A. Consolidated statements and other financial information	139-233
	B. Significant changes	233
9.	The offer and listing
	A. Offer and listing details	239-240
	B. Plan of distribution	Not applicable
	C. Markets	238-239
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable

Item	Required item in 20-F	Page(s)
10.	Additional information
	A. Share capital	Not applicable
	B. Memorandum and articles of association	241-247
	C. Material contracts	107-108, 227-229
	D. Exchange controls	246-247
	E. Taxation	247-251
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	247
	I. Subsidiary information	Not applicable
11.	Quantitative and qualitative disclosures about market risk	80-83, 199-211
12.	Description of securities other than equity securities
	A. Debt securities	Not applicable
	B. Warrants and rights	Not applicable
	C. Other securities	Not applicable
	D. American depositary shares	240-241
Part II
13.	Defaults, dividend arrearages and delinquencies	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
15.	Controls and procedures
	A. Disclosure controls and procedures	126-127
	B. Management's report on internal control over financial reporting	130-131
	C. Attestation report of the registered public accounting firm	235-236
	D. Changes in internal control over financial reporting	131
16A.	Audit committee financial expert	123
16B.	Code of ethics	128-129
16C.	Principal accountant fees and services	124, 161
16D.	Exemptions from the listing standards for audit committees	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers	76, 216-217
16F.	Change in registrant's certifying accountant	Not applicable
16G.	Corporate governance	132-134
Part III
17.	Financial statements	Not applicable
18.	Financial statements	See Item 8
19.	Exhibits	Exhibit index

Page(s)
Additional information
Share capital	102-106, 111-114, 116-117, 215-218, 227-232, 238, 241
Unaudited computation of ratio of earnings to fixed charges	237
Glossary of terms and US equivalents	259

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
Euro, €, ¢	Euro currency
Exceptional items	Items that, in management's judgement, need to be disclosed separately by virtue of their size or incidence
Excise duty	Tax charged by a sovereign territory on the production, manufacture, sale or distribution of selected goods (including imported goods) within that territory. It is generally based on the quantity or alcohol content of goods, rather than their value, and is typically applied to alcohol products and fuels.
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Free cash flow	Net cash flow from operating activities, and net purchase and disposal of investments and property, plant and equipment
Freehold	Ownership with absolute rights in perpetuity
GAAP	Generally accepted accounting principles
Group and Diageo	Diageo plc and its consolidated subsidiaries
IFRS	International Financial Reporting Standards as endorsed and adopted for use in the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board
Impact Databank	An international data resource for the beverage alcohol industry that is independent from industry participants
LIBOR	London Interbank Offered Rate
Merger accounting	Pooling of interests
Net asset value	Bookvalue
Net sales	Sales after deducting excise duties
Noon buying rate	Buying rate at noon in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York
Operating profit	Net operating income
Organic movement	At level foreign exchange rates and after adjusting for exceptional items, acquisitions and disposals for continuing operations
Own shares	Treasury stock
Pound sterling, sterling, £, pence, p	UK currency
Profit	Earnings
Profit and loss account	Statement of income/accumulated earnings
Profit for the year	Net income
Provisions	Accruals for losses/contingencies
Redundancy charges	Early release scheme expenses
Reserves	Accumulated earnings, other comprehensive income and additional paid in capital
RPI	UK retail prices index
Scrip dividend	Stock dividend
SEC	US Securities and Exchange Commission
Share premium	Additional paid in capital or paid in surplus
Shareholders' funds	Shareholders' equity
Shares	Common stock
Shares and ordinary shares	Diageo plc's ordinary shares
Shares in issue	Shares issued and outstanding
Trade and other payables	Accounts payable and accrued liabilities
Trade and other receivables	Accounts receivable
US dollar, US$, $, ¢	US currency