Form 20-F
period 2012-06-30
DIAGEO PLC
filed 2012-09-05
CIK 835403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 30 June 2012

Commission file number 1-10691

DIAGEO plc
(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organisation)

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Address of principal executive offices)

Paul Tunnacliffe, Company secretary
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

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 2,754,115,985 ordinary shares of 28 101/108 pence each.

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

         If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☐

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No ☒

         This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 30 June 2012 of Diageo plc (the 2012 Form 20-F).

Contents

1	Historical information
5	Business description
5	Strategy
7	Business overview
23	Risk factors
30	Cautionary statement concerning forward-looking statements
33	Business review
33	Introduction
37	Operating results 2012 compared with 2011
61	Operating results 2011 compared with 2010
78	Trend information
79	Liquidity and capital resources
83	Capital commitments
83	Other contractual obligations
84	Post balance sheet events
84	Off-balance sheet arrangements
84	Risk management
85	Critical accounting policies
86	New accounting standards
87	Board of directors and company secretary
89	Executive committee
91	Directors' remuneration report
123	Corporate governance report
139	Directors' report
142	Financial statements
143	Report of independent registered public accounting firm
144	Consolidated income statement
145	Consolidated statement of comprehensive income
146	Consolidated balance sheet
147	Consolidated statement of changes in equity
148	Consolidated statement of cash flows
149	Accounting policies of the group
157	Notes to the consolidated financial statements
241	Principal group companies
242	Report of independent registered public accounting firm – internal controls
244	Unaudited computation of ratio of earnings to fixed charges
245	Additional information for shareholders
245	Legal proceedings
245	Related party transactions
245	Share capital
247	American depositary shares
248	Articles of association
253	Exchange controls
254	Documents on display
254	Taxation
258	Warning to shareholders – share of fraud
259	Signature
260	Exhibits
263	Cross reference to Form 20-F
266	Glossary of terms and US equivalents

Contents (continued)

        This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2012. The information set out in this Form 20-F does not constitute Diageo plc's statutory accounts under the UK Companies Acts for the years ended 30 June 2012, 2011 or 2010. KPMG Audit Plc has reported on those accounts; their audit reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the accounts for the years ended 30 June 2012, 2011 or 2010. The accounts for 2011 and 2010 have been delivered to the registrar of companies and those for 2012 will be delivered in due course.

        This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo's control. For more details, please refer to the cautionary statement concerning forward-looking statements on pages 30 to 32.

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

Historical information

The following table presents selected consolidated financial data for Diageo prepared under International Financial Reporting Standards (IFRS) as endorsed and adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB) for the five years ended 30 June 2012 and as at the respective year ends. References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB, unless otherwise indicated. The data presented below has been derived from Diageo's audited consolidated financial statements.

		Year ended 30 June
	Notes	2012	2011	2010	2009	2008
		£ million	£ million	£ million	£ million	£ million
Income statement data
Sales		14,594	13,232	12,958	12,283	10,643
Operating profit	1,2	3,158	2,595	2,574	2,418	2,212
Profit for the year
Continuing operations	1,2	2,083	2,017	1,762	1,704	1,560
Discontinued operations	3	(11)	—	(19)	2	26

Total profit for the year	1,2	2,072	2,017	1,743	1,706	1,586

		pence	pence	pence	pence	pence
Per share data
Dividend per share	4	43.50	40.40	38.10	36.10	34.35
Earnings per share
Basic
Continuing operations	1	78.2	76.2	66.3	64.5	58.0
Discontinued operations		(0.4)	—	(0.8)	0.1	1.0

Basic earnings per share	1	77.8	76.2	65.5	64.6	59.0

Diluted
Continuing operations	1	77.8	76.0	66.2	64.3	57.6
Discontinued operations		(0.4)	—	(0.8)	0.1	1.0

Diluted earnings per share	1	77.4	76.0	65.4	64.4	58.6

		million	million	million	million	million
Average shares		2,495	2,493	2,486	2,485	2,566

		As at 30 June
		2012	2011	2010	2009	2008
		£ million	£ million	£ million	£ million	£ million
Balance sheet data
Total assets	1	22,350	19,777	19,454	18,018	15,992
Net assets		6,811	5,985	4,786	3,874	4,133
Net borrowings	5	7,570	6,450	6,954	7,419	6,447
Equity attributable to the parent company's equity shareholders		5,588	5,245	4,007	3,169	3,463
Called up share capital	6	797	797	797	797	816

Historical information (continued)

Notes to the historical information

1      Accounting policies    The consolidated financial statements for the five years ended 30 June 2012 were prepared in accordance with IFRS. The IFRS accounting policies applied by the group to the financial information in this document are presented in 'Accounting policies of the group' in the consolidated financial statements.

2      Exceptional items    Exceptional items are charges or credits which, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate. An analysis of exceptional items is as follows:

	Year ended 30 June
	2012	2011	2010	2009	2008
	£ million	£ million	£ million	£ million	£ million
Items included in operating profit
Restructuring programmes	(96)	(111)	(142)	(170)	(78)
Pension changes – past service credits	115	—	—	—	—
Duty settlements	—	(127)	—	—	—
Brand impairment	(59)	(39)	(35)	—	—
SEC settlement	—	(12)	—	—	—

	(40)	(289)	(177)	(170)	(78)

Sale of businesses	147	(14)	(15)	—	9

Items included in taxation
Tax on exceptional operating items	19	51	39	37	8
Tax on sale of businesses	—	3	10	—	—
Loss of future tax amortisation	(524)	—	—	—	—
Settlements with tax authorities	—	66	—	155	—

	(505)	120	49	192	8

Exceptional items in continuing operations	(398)	(183)	(143)	22	(61)
Discontinued operations net of taxation (note 3)	(11)	—	(19)	2	26

Exceptional items	(409)	(183)	(162)	24	(35)

3      Discontinued operations    In the year ended 30 June 2012 discontinued operations represent a charge after taxation of £11 million (2011 – £nil; 2010 – £19 million) in respect of the discounted value of anticipated future payments to additional thalidomide claimants. In the years ended 30 June 2009 and 30 June 2008 discontinued operations are in respect of the packaged food business (Pillsbury sold 31 October 2001).

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

		Year ended 30 June
		2012	2011	2010	2009	2008
		pence	pence	pence	pence	pence
Per ordinary share	Interim	16.60	15.50	14.60	13.90	13.20
	Final	26.90	24.90	23.50	22.20	21.15

	Total	43.50	40.40	38.10	36.10	34.35

		$	$	$	$	$
Per ADS	Interim	1.05	1.02	0.90	0.82	1.05
	Final	1.69	1.59	1.48	1.46	1.46

	Total	2.74	2.61	2.38	2.28	2.51

Note: Subject to shareholders' approval the final dividend for the year ended 30 June 2012 will be paid on 22 October 2012, and payment to US ADR holders will be made on 26 October 2012. In the table above, an exchange rate of £1 = $1.57 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 22 October 2012.

5      Net borrowings definition    Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents and other liquid resources.

6      Share capital    During the year ended 30 June 2009 the company purchased 38 million (2008 – 97 million) ordinary shares for cancellation or to be held as treasury shares at a cost of £354 million (2008 – £1,008 million) as part of a share buyback programme.

7      Exchange rates    A substantial portion of the group's assets, liabilities, revenues and expenses are denominated in currencies other than pounds sterling. For a discussion of the impact of exchange rate fluctuations on the group's financial position and results of operations, see note 23 to the consolidated financial statements.

        The following table shows period end and average US dollar/pound sterling noon buying exchange rates, for the periods indicated, expressed in US dollars per £1.

	Year ended 30 June
	2012	2011	2010	2009	2008
	$	$	$	$	$
Year end	1.57	1.61	1.50	1.65	1.99
Average rate(a)	1.59	1.59	1.57	1.60	2.01

(a)
The average of the noon buying rates on the last business day of each month during the year ended 30 June.

Historical information (continued)

The following table shows period end, high, low and average US dollar/pound sterling noon buying exchange rates by month, for the six month period to 24 August 2012, expressed in US dollars per £1. The information in respect of the month of August is for the period up to and including 24 August 2012. The US dollar/pound sterling noon buying exchange rate on 24 August 2012 was 1.58.

	2012
	August	July	June	May	April	March
	$	$	$	$	$	$
Month end	1.58	1.57	1.57	1.54	1.62	1.60
Month high	1.59	1.57	1.57	1.62	1.63	1.60
Month low	1.55	1.54	1.54	1.54	1.58	1.56
Average rate(b)	1.57	1.56	1.56	1.59	1.60	1.58

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

Business description

Diageo is the world's leading premium drinks business. Its geographic breadth and range of leading brands across categories is unparalleled. The business is balanced having a strong presence in the world's largest and most profitable beverage alcohol market, the United States; an integrated Western European business; and a large and increasing presence in the faster growing markets of Asia, Africa, Latin America, Russia and Eastern Europe. Diageo's strong financial position has been built through the growth of its brands, the development of its routes to market and the value creating acquisitions it has made. Diageo maintains the strength of its brands through excellence in marketing and innovation. Diageo has scale but acts with agility to deliver top line growth, margin improvement and improving shareholder returns. Diageo is proud of the role its brands play in the social life and celebrations of consumers around the globe.

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

Strategy

Diageo's strategy is to drive top line growth and margin improvement in a sustainable and responsible way, to deliver consistent value creation for shareholders over the long term. It will do this through its geographic breadth, its outstanding brands across beverage alcohol categories and the expertise of its people.

        Diageo's broad range of leading brands covers all major categories. It owns seven of the world's top 20 brands, including Smirnoff, the number one brand by volume and Johnnie Walker, the number one brand by value and manages Jose Cuervo, making Diageo the leading premium spirits business in the world by volume, net sales and operating profit. In beer, Diageo owns one of the truly global beer brands, Guinness. Diageo's wine brands are sold predominantly in North America and Great Britain. Diageo's global brands are complemented by strong local brands to create category breadth. Diageo's brands cover a range of price points, from Diageo's reserve brands, including Johnnie Walker Blue Label, Cîroc and Ketel One vodka to more affordable brands, tailored for the growing number of emerging middle class consumers, such as VAT69 in India, White Horse in Russia and 20cl bottles of Johnnie Walker Red Label across Africa.

        Diageo is a global company selling products in more than 180 markets around the world. In the developed markets, primarily, in North America and Europe, Diageo has built scale and strong routes to market. In the emerging markets, Diageo is the number one international spirits company in Asia, Latin America and Africa. These rapidly growing markets now contribute nearly 40% of Diageo's net sales, up from a fifth in 2005. These markets are expected to contribute 50% of Diageo's net sales by 2015 through double digit organic growth and targeted acquisitions.

        Diageo, consistent with its current strategy, will continue to focus on growing its brands on a worldwide basis and expects to make selective acquisitions in both its developed and emerging markets. Diageo explores the potential to make acquisitions on an ongoing basis and is currently evaluating a number of such opportunities of which some could be significant although no agreements or commitments for any significant acquisitions currently exist. Funds for any such acquisitions would be drawn from internally generated cash, bank borrowings or the issuance of equity or debt securities (in an amount that cannot now be determined) and the proceeds of any potential disposals. No material disposals are currently contemplated.

Business description (continued)

        In evaluating financing of any such acquisitions, Diageo's management remains committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to improve the return on investment and by managing the group's capital structure. The acquisitions of Mey Içki in Turkey, Ypióca in Brazil, the Serengeti and Meta breweries in Africa and the investments in Shuijingfang and Halico in Asia were partially driven by this strategy.

        Diageo leads the industry in marketing and innovation combining expertise and creative alliances to engage consumers via digital and traditional media channels. This expertise and collaboration, combined with the benefits of global scale and consumer insights, delivers world class marketing campaigns. For example, the global Johnnie Walker 'Keep Walking' campaign has been in place for over 10 years. While the campaign is based on the universal appeal of personal progress, each market has local creative executions which reflect local insights.

        Diageo's innovation programme is also based on consumer insights. Recent launches have focused on the consumers' wish for luxury, the tastes and increasing affluence of the emerging middle class consumer and have increased the accessibility of spirits through flavour extensions and packaging and drink formats.

        Diageo has strong routes to market which leverage local expertise. In the United States Diageo is required by law to operate via a three-tier distribution system which separates suppliers, distributors and retailers. Diageo works with distributors who provide a substantial dedicated sales team of over 2,900 people. Outside of the United States Diageo owns and controls the route to market in many markets, and where Diageo has not established its own subsidiary, the route to market is through joint ventures, associates and third party distributors. Diageo works in collaboration with its customers to drive profitable category growth, by building partnerships with retailers and on-premise customers. The 'Diageo Way of Selling' programme equips both Diageo and its customers with the tools to be the best sales force in the industry and to create commercial and strategic value for all parties. The European Customer Collaboration Centre provides a state of the art facility to bring consumer, shopper, retailer and distributor insights together to facilitate integrated planning with customers. These tools enable Diageo to realise its ambition to become an indispensable business partner to its customers.

        Diageo has a history of being a sustainable and responsible company dating from Arthur Guinness who was responsible for philanthropic community programmes and through the 1930s when its predecessor companies marketed their brands in a responsible manner. Diageo understands the social, environmental and economic impact of its activities and has adopted a structured approach to manage these impacts, to build engagement across stakeholders, to create value, especially in emerging markets; and to protect Diageo's license to operate.

        Diageo and its employees are proud of the responsible manner in which its brands are marketed and the role that moderate consumption of its brands can play as part of the balanced lifestyle for millions of people. Diageo seeks to be at the forefront of industry efforts to promote responsible drinking and works with key stakeholders to combat alcohol misuse.

        Diageo's supply organisation is responsible for producing, distilling, brewing, bottling, packaging and distributing its brands. It is committed to efficient, sustainable production. Diageo has created a competitive advantage in both its cost base and in the first class customer service it delivers. Investment in production facilities is focused on building capacity for the production of scotch, beer and rum, with both high speed and high volume, cost efficient production lines and with flexible production facilities to create an industry leading supply chain for innovation, especially in luxury products. The business recognises that it operates in a world where natural resources are limited. Diageo has set itself

Business description (continued)

challenging environmental targets covering water efficiency; increasing use of sustainable packaging and reduction in pollution, carbon emissions and waste-to-landfill. Diageo's production teams have created award winning technologies to meet these targets with the aim of reducing Diageo's environmental footprint, delivering business efficiencies and securing supply into the future.

        Diageo is committed to generating prosperity in the communities in which it operates, especially in the emerging markets by integrating its supply chain into the local community and via direct community initiatives such as 'Learning for Life' and 'Water of Life'.

        Diageo believes that industry leading performance will be delivered through a talented and diverse workforce and great leadership. The company has active programmes that ensure the development of its management and leaders. Great leadership combined with a culture of good governance and ethics, protect Diageo's reputation and supports the sustainable efficient growth of the business.

Business overview

Market participation    Diageo manages its business through five regions: North America, Europe, Africa, Latin America and Caribbean and Asia Pacific. North America is the biggest region by net sales and operating profit. Here the business is focused on using scale to drive cost advantage, to drive continued growth in the on trade, to deliver industry leading innovation and broaden its reach to the multicultural consumer. Europe comprises Western Europe, Russia and Eastern Europe and Turkey. The country teams within Western Europe focus on sales execution, whilst marketing and back office functions are integrated at a Western Europe level to drive flexibility and efficiency. The remaining emerging markets of Europe are resourced to capture the opportunity presented by the growing number of middle class consumers. The strategy in Africa is to grow Diageo's leadership across beverage alcohol, increasing its presence in beer and growing the international spirits business. In Latin America and Caribbean the primary focus is continued leadership in scotch, whilst broadening category breadth to include vodka and liqueurs. The strategy in Asia Pacific is to drive net sales growth through the continued development of super and ultra premium scotch and leverage the emerging middle class consumer opportunity in the faster growing markets via a combination of organic and inorganic growth.

Market leading brands    In calendar year 2011, the Diageo brand range included eight of the top 20 premium spirits brands worldwide by volume estimated by Impact Databank. Diageo classifies its brands as spirits, beer, wine and ready to drink.

        An analysis of the group's volume is as follows:

	2012 Volume	2011 Volume	2010 Volume
	units million	units million	units million
Spirits	121	113	109
Beer	27	26	25
Wine	3	3	3
Ready to drink	6	6	6

Total	157	148	143

Strategic brands    Diageo classifies 14 brands as strategic brands worldwide. These brands are considered to have the greatest current and future earnings potential. Figures for strategic brands

Business description (continued)

exclude related ready to drink products. In the year ended 30 June 2012, strategic brands accounted for 61% of volume and 60% of net sales. 72% of the group's marketing spend supports these brands.

Brand	2012 Volume
	units million
Johnnie Walker Scotch whisky	19	The number one Scotch whisky in the world*
Crown Royal Canadian whisky	5	The number one Canadian whisky in the world**
JeB Scotch whisky	5	The number five Scotch whisky in the world*
Buchanan's Scotch whisky	2	The number two premium Scotch whisky in Latin America*
Windsor Premier Scotch whisky	1	The number one super premium Scotch whisky in Asia Pacific*
Bushmills Irish whiskey	1	Distilled at Ireland's oldest working distillery
Smirnoff vodka	26	The number one premium vodka in the world**
Ketel One vodka (exclusive worldwide distribution rights)	2	The number two super premium vodka in the United States***
Cîroc vodka	2	The number two ultra premium vodka in the world*
Captain Morgan rum and rum based products	10	The number two brand in the rum category in the world**
Baileys Irish Cream liqueur	7	The number one liqueur in the world**
Jose Cuervo tequila (agency brand in North America and many other markets)†	4	The number one premium tequila in the world**
Tanqueray gin	2	The number one imported gin in the United States****
Guinness stout	11	The number one stout in the world*****

*
Source:  IWSR 2011;

**
Source: Impact Databank;

***
Source: IRI;

****
Source: Adams Market Research Alcohol Beverage Industry;

*****
Source: Plato Logic

†
Portfolio of premium drinks comprises brands owned by the company as a principal and some brands held by the company under agency or distribution agreements. Diageo's principal agency brand is Jose Cuervo in North America and many other markets (with distribution rights extending to 1 July 2013).

Business description (continued)

Other spirits brands include	Other beer brands include*	Wine brands include	Ready to drink brands include
Gordon's gin and vodka	Malta Guinness non-alcoholic malt	Blossom Hill	Smirnoff Ice
Old Parr Scotch whisky	Harp lager	Sterling Vineyards	Smirnoff cocktails
Bundaberg rum	Tusker lager	Beaulieu Vineyard	Bundaberg ready to drink
Seagram's 7 Crown whiskey	Senator lager		Jose Cuervo cocktails
Bell's Scotch whisky	Red Stripe lager
The Classic Malts Scotch whiskies
Yeni Raki

*
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

Production    Diageo owns manufacturing production facilities across the globe, including maltings, distilleries, breweries, packaging plants, maturation warehouses, cooperages, vineyards, wineries and distribution warehouses. Diageo's brands are also produced at plants owned and operated by third parties and joint ventures at a number of locations internationally.

        Approximately 84% of total manufacturing is undertaken by Global Supply organised into four production centres: Europe Supply, America Supply, Global Beer Supply and Asia Pacific Supply. The remaining production activities of the group are integrated into the distribution organisation, principally in Africa. The locations, principal activities, products, packaging production capacity and packaging production volume of Diageo's principal production centres in the year ended 30 June 2012 are set out in the table below:

Business description (continued)

Production centre	Location	Principal products	Production capacity in millions of equivalent units*	Production volume in 2012 in millions of equivalent units
Europe Supply	United Kingdom	Scotch whisky, Irish whiskey, gin, vodka, rum, ready to drink	80	52
	Ireland (Baileys)	Irish cream liqueur, vodka	12	8
	Italy (Santa Vittoria)	Vodka, wine, rum, ready to drink	10	6
	Turkey	Raki, vodka, gin, liqueur, wine	10	7
America Supply	United States, Canada, US Virgin Islands	Vodka, gin, tequila, rum, wine, Canadian whisky, American whiskey, progressive adult beverages, ready to drink	44	38
	United States	Wine	2	1
Global Beer Supply	Ireland (Guinness)	Beer	9	8
	Jamaica	Beer	1	1
Asia Pacific Supply	Australia	Rum, vodka, ready to drink	4	3
	Singapore	Finishing centre	4	2
Africa Supply	Nigeria	Beer	6	5
	South Africa	Beer and spirits	3	3
	East Africa	Beer	10	9
	Africa Regional Markets	Beer	3	3

*
Capacity represents ongoing production capacity at any production centre. The production capacities quoted in the table are based on actual production levels for the year ended 30 June 2012 adjusted for the elimination of unplanned losses and inefficiencies, and taking into account planned manning levels for the coming year.

Spirits are produced in distilleries located worldwide. The group owns 29 Scotch whisky distilleries in Scotland, an Irish whiskey distillery in Northern Ireland, two whisky distilleries in Canada and a whiskey distillery in the United States. Diageo produces Smirnoff internationally with the production of some brands such as Gordon's vodka (United States) or Cîroc (France) being managed in one location. Ketel One vodka is purchased as finished product from The Nolet Group. Gin distilleries are located in both the United Kingdom and the United States. Baileys is produced in the Republic of Ireland and Northern Ireland. Rum is blended and bottled in the United States, Canada, Italy and the United Kingdom, and is distilled, blended and bottled in the US Virgin Islands, Australia, Venezuela and also as a result of an acquisition of a controlling interest in Zacapa in July 2011, in Guatemala. Diageo's

Business description (continued)

maturing Scotch whisky is located in warehouses in Scotland (primarily at Blackgrange), its maturing Canadian whisky in La Salle and Gimli in Canada and its maturing American whiskey in Kentucky and Tennessee in the United States.

        In June 2012, Diageo acquired a controlling equity stake in Sichuan Shuijingfang Co., Ltd (Shuijingfang). Shuijingfang owns a distillery which produces a Chinese white sprit, in Chengdu, Sichuan province in China.

        In August 2011 Diageo acquired Mey Içki which owns ten plants in Turkey. Six of these plants are intermediate and finishing plants for raki. Two plants are for vodka, gin and liqueur production and two for wine production.

        In May 2011 Diageo announced the closure of the Menlo Park bottling plant in California and the specialty product building at the Relay plant in Maryland, in the United States. New investment is being made in the North American spirits supply chain principally in the packaging plants at Plainfield in Illinois and Relay in Maryland.

        A restructuring of the group's supply operations in Scotland was announced in July 2009. This resulted in the consolidation of production activities into fewer sites. The Kilmarnock packaging plant ceased operations in March 2012 after production was moved to the newly expanded packaging facility at Leven in Fife.

        The group plans to lay down maturing scotch inventory in order to be able to meet future demand and to invest at a cost of over £500 million in maturing spirit over the next five years. This requires the construction of a new malt distillery and additional distillation and warehousing capacity in Scotland for over £500 million in the same period.

        A distillery was opened in November 2010 in St. Croix as a result of a public/private initiative formed by Diageo and the government of the US Virgin Islands. This new facility has the capacity to distil up to 13 million equivalent units annually and will supply all bulk rum used to produce Captain Morgan branded products for the United States.

        Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, South Africa, Australia, the United States and Canada.

        Diageo's principal brewing facilities are at the St James's Gate brewery in Dublin, Ireland and also in Nigeria, Kenya, Ghana, Cameroon, Tanzania, Malaysia and Jamaica. In addition, Diageo owns a 25% equity interest in Sedibeng brewery in South Africa and in January 2012 completed the acquisition of Meta Abo Brewery in Ethiopia. Additionally, Guinness is brewed by more than 35 third parties around the world under licence arrangements. Guinness flavour extract is shipped from Ireland to all overseas Guinness brewing operations. In January 2012 Diageo announced that its Irish breweries will be centralised in Dublin's St James's Gate site as part of an investment project at a cost of €153 million (£123 million). The brewing activities at Dundalk and Kilkenny are expected to cease by the end of 2013.

        All Guinness Draught production in the Republic of Ireland is at the St James's Gate brewery in Dublin. Guinness Draught in cans and bottles is packaged at Runcorn and Belfast in the United Kingdom. The Runcorn facility performs the kegging of Guinness Draught, transported to the United Kingdom in bulk for the Great Britain market.

Business description (continued)

        Diageo's principal wineries are in the United States and Argentina. For European markets, wines are mainly bottled in Diageo's facilities in Italy. Wines are sold both in their local markets and overseas.

Property, plant and equipment    Diageo owns approximately 90% of the manufacturing, distilling, brewing, bottling and administration facilities it uses across the group's worldwide operations. It holds approximately 5% of properties on leases in excess of 50 years. The principal production facilities are described above. As at 30 June 2012, Diageo's land and buildings are included in the group's consolidated balance sheet at a net book value of £877 million. Diageo's two largest individual facilities, in terms of book value, are the Leven bottling and blending facility in Scotland and St James's Gate brewery in Dublin. Of the book value of Diageo's lands and buildings approximately 37% are properties located in Great Britain, 18% in Ireland and 16% in the United States.

        During the years ended 30 June 2011 and 30 June 2010 a number of vineyards and facilities located in Napa Valley, California were sold and leased back to Diageo under a 20-year lease, with Diageo holding options to extend the lease at fair value for up to 80 years in total. Diageo remains the operator of the properties under the lease agreement and retains ownership of the brands, vines and grapes, which remain a strategic part of Diageo's wine business.

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

        Cream is the principal raw material used in the production of Irish cream liqueur and is sourced from Ireland. Grapes are used in the production of wine and are sourced from suppliers in the United States and Argentina. Other raw materials purchased in significant quantities for the production of spirits and beer are molasses, cereals, sugar and a number of flavours (such as juniper berries, agave, aniseed, chocolate and herbs). These are sourced from suppliers around the world.

        The majority of products are supplied to customers in glass bottles. Glass is purchased from suppliers located around the world, the principal supplier being the Owens Illinois group.

        Diageo has a supply agreement with Casa Cuervo SA de CV, a Mexican company, for the supply of bulk tequila used to make the Jose Cuervo line of tequilas and tequila drinks in the United States. The supply agreement extends to June 2013. Diageo is currently in negotiations with Casa Cuervo SA regarding the relationship between the two companies.

        Diageo sources rum for its Captain Morgan products from the Diageo distillery in the US Virgin Islands.

Marketing and distribution    Diageo is committed to investing in its brands. In the year ended 30 June 2012, £1,691 million was spent worldwide on marketing brands with a focus on its 14 strategic brands that accounted for 72% of total marketing spend.

        Diageo makes extensive use of a diverse range of new and traditional media, from magazine, newspaper, point of sale and billboard advertising, and uses radio, cinema, television and online advertising where appropriate and permitted by law to engage with consumers and customers. Diageo runs consumer promotional programmes in the on trade (for example, licensed bars and restaurants) and supports customers in both the on and off trades with shopper/consumer promotions.

Business description (continued)

        Sponsorship also plays an important role in Diageo's brand marketing and commercial profile. Diageo has formed innovative global partnerships in music with Madonna and Live Nation, the Guinness 'Arthur's Day' concerts and the Buchanan's 'Share Yourself' platform. Diageo also has important partnerships in sport, such as the Vodafone McLaren Mercedes Formula One Team, Manchester United, in rugby, with the English, Irish, Scottish and Welsh rugby teams as well as the Six Nations Championship, and in golf as title sponsor of the Johnnie Walker Championship and sponsor and host of the 2014 Ryder Cup at Gleneagles.

Business analysis    In the year ended 30 June 2012, North America, Europe, Africa, Latin America and Caribbean and Asia Pacific contributed 40%, 27%, 11%, 11% and 10%, respectively, of the group's operating profit before exceptional items and corporate costs.

        An analysis of net sales and operating profit by operating segment for the year ended 30 June 2012 is set out in the table below.

	2012			2011 (restated)*
	Net sales	Operating profit/(loss) before exceptional items	Operating profit/(loss)	Net sales	Operating profit/(loss) before exceptional items	Operating profit/(loss)
	£ million	£ million	£ million	£ million	£ million	£ million
North America	3,556	1,354	1,343	3,366	1,275	1,252
Europe	2,949	925	966	2,703	796	639
Africa	1,447	380	375	1,357	333	326
Latin America and Caribbean	1,239	383	381	1,063	318	312
Asia Pacific	1,501	342	332	1,377	299	249
Global Supply	—	—	(40)	—	—	(35)
Corporate	70	(186)	(199)	70	(137)	(148)

Total	10,762	3,198	3,158	9,936	2,884	2,595

*
Restated for changes in reporting segments, see page 35.

North America    North America is the largest market for Diageo in terms of operating profit, and the largest market for premium drinks in the world. Diageo sells and markets its products through four operating units: US Spirits & Wines, Diageo-Guinness USA, Diageo Chateau & Estate Wines and Diageo Canada. From the year ended 30 June 2012, North America includes the North American operations of Global Travel.

        The United States Spirits & Wines business, while managed as a single business unit, executes sales and marketing activities through seven divisions. Within the United States, there are generally two types of regulatory environments for spirits and wine: open states and control states. In open states, companies are permitted to sell spirits directly to independent distributors. In these open states, Diageo generally trades through a three-tier distribution system, where the product is initially sold to distributors, who then sell it to on and off trade retailers. In most control states, Diageo sells its spirits products to state liquor control boards through the bailment warehousing system, and from there to state or agency liquor stores. There are variations – for example, certain states control distribution but not retail sales. Generally, wines are treated in the same way as spirits, although most states that are

Business description (continued)

control states for spirits are open states for wines. Five of the US Spirits & Wine divisions execute against open states and two execute against control states.

        National brand strategy and strategic accounts marketing are managed at the North America level. The Spirits & Wines divisions market Diageo's collection of spirits and wine brands across the United States.

        Diageo-Guinness USA markets Diageo's US beer brands nationally as well as the group's progressive adult beverages. Beer distribution generally follows the three-tier open state regulations across the US.

        Diageo Chateau & Estate Wines (DC&E) owns, leases and operates wineries in California. In the US, the majority of the wine is sold through the Spirits & Wines divisions with the remainder sold through the winery visitors centres and club sales. In the year ended 30 June 2012, DC&E completed its portfolio rationalisation strategy disposing of certain brands and terminating other agency brands.

        The Canada business unit distributes the group's collection of spirits, beer and wine brands across all Canadian territories. In Canada, beer and spirits distribution laws are generally consistent and similar to those of control states in the United States. Diageo, however, has some licences to deliver keg beer directly to licensed accounts, which account for approximately 20% of Diageo's beer business in Canada.

        Across the United States, Diageo's distributors and brokers have over 2,900 dedicated sales people focused on selling its spirits and wine brands. Diageo has pursued a distribution strategy centred on consolidating the distribution of Diageo's US spirits and wine brands into a single distributor or broker in each state where possible. The strategy is designed to provide a consolidated distribution network, which will limit the duplication of activities between Diageo and the distributor, improve selling capabilities and enable a number of alternative approaches to optimise product distribution. To date, Diageo has consolidated its business in 41 markets (40 states plus Washington DC), representing over 80% of Diageo's US spirits and wine volume. The remaining states will be consolidated as opportunities arise. Diageo continues to focus on building the capabilities and selling tools of the distributors' dedicated sales forces and creating a more efficient and effective value chain.

Europe    In the year ended 30 June 2012 Europe comprises Western Europe, Russia and Eastern Europe, Turkey and the European operations of Global Travel.

        Western Europe comprises Great Britain, Ireland, Iberia, Italy, Switzerland, Germany, Austria, Benelux, Nordics, France, Greece, the Western European reserve brands, Diageo Guinness Continental Europe and European wines.

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

Business description (continued)

        Across the remainder of Western Europe, Diageo distributes its spirits brands primarily through its own distribution companies with the following exceptions. In France Diageo sells its spirits and wine products through a joint arrangement with Moët Hennessy, and its beer products through Brasseries Kronenbourg (part of the Carlsberg group). In the Nordic countries Diageo has sales offices in Sweden, Norway and Denmark, and representation through third party distributors in Finland and Iceland. In all Nordic markets except Denmark, off trade sales are controlled by state monopolies, with alcohol tax rates among the highest in the world, and border trade and duty free are important sources of sales. Smirnoff Ice is sold in Nordic countries through Carlsberg.

        A specialist unit, Diageo Guinness Continental Europe, has been established for the distribution of Diageo's beer brands in mainland Europe in order to achieve synergies in the marketing and distribution of the Guinness and Kilkenny brands. The distribution of these brands is managed by this specialist unit with particular focus on Germany, Russia and France, which are the largest mainland European beer markets by size for Diageo.

        Russia and Eastern Europe comprises Russia, Poland and 32 distributor serviced countries in Central and Eastern Europe. In Russia and Poland Diageo operates through wholly owned subsidiaries. Throughout the whole of the former Soviet Union and Eastern Block (excluding Russia and Poland) plus Iceland, Finland, Malta, Cyprus and Israel, Diageo sells and markets its brands via local distributors. In Hungary, Diageo sells its brands through its associate company Zwack.

        In Turkey, Diageo sells its products via the distribution network of its wholly owned subsidiary, Mey Içki. Mey Içki distributes both local brands which are produced in its distilleries (raki, other spirits and wine) and Diageo's global spirits brands. Sales to traditional on and off trade outlets are made through Mey Içki's exclusive distributors and sales to some large store chains are made directly by Mey Içki.

Africa    In the year ended 30 June 2012, Africa comprises Nigeria, East Africa (Kenya, Tanzania, Uganda, Burundi, Rwanda and South Sudan), South Africa, Africa Regional Markets (including Ghana, Cameroon, Ethiopia, Angola and Mozambique) and the African operations of Global Travel. Diageo has 14 breweries in Africa including Sedibeng in South Africa which is 25% owned by Diageo. In addition, Diageo's beer and spirits brands are produced by third parties in 20 other African countries. Diageo also owns six other manufacturing facilities including glass manufacturing, blending, malting and cider plants.

        In Nigeria, Guinness, Harp and Malta are principal brands that are brewed and distributed by Guinness Nigeria plc. Diageo owns 53.8% of the company, which has been brewing Guinness locally since 1962. Diageo's spirits brands are distributed by a wholly owned subsidiary.

        East African Breweries Limited (EABL) is the leading premium drinks business in East Africa and produces and distributes beer and spirits brands to a range of consumers. Diageo owns 50.03% of EABL which in turn owns 100% of Kenya Breweries Limited, 98% of Uganda Breweries Limited and 51% of Serengeti Breweries Limited in Tanzania. South Sudan, Rwanda and Burundi are serviced through third party arrangements. EABL also owns a glass manufacturer and a malting business.

        In South Africa Diageo's business consists of its spirits business through its wholly owned subsidiary Diageo South Africa Limited (DSA); a 42.25% share in DHN Drinks (Pty) Ltd (DHN), a joint venture with Heineken International (Heineken) and Namibia Breweries Ltd in respect of beer, cider and ready to drink brands; and a 25% interest in Sedibeng Brewery (Pty) Ltd, the remainder being owned by Heineken. The route to market for DSA and DHN's brands in South Africa is managed by brandhouse Beverages (Pty) Ltd (brandhouse). Brandhouse is a cost sharing joint venture

Business description (continued)

owned equally between DSA and DHN. Diageo also owns 15.01% of Namibia Breweries Ltd. Namibia Breweries is the producer of Windhoek lager which is sold mainly in Namibia and through DHN in South Africa.

        Within Africa Regional Markets, Diageo has wholly owned subsidiaries in Cameroon, Ethiopia and Reunion and majority owned subsidiaries in Ghana and the Seychelles. Angola and Mozambique are currently supplied by third party arrangements. In 2012 Diageo acquired 100% of the equity of Meta Abo Brewery from the Ethiopian government, of which Meta beer is the principal brand.

        Diageo has brewing arrangements with the Castel Group to license brew and distribute Guinness in the Democratic Republic of Congo, Gambia, Gabon, Ivory Coast, Togo, Benin, Burkina Faso, Chad, Mali and Guinea. Diageo sells spirits through distributors in most other sub-Saharan countries.

Latin America and Caribbean    In the year ended 30 June 2012, Latin America and Caribbean comprises PUB (Paraguay, Uruguay, Brazil), West LAC, Andean (Venezuela, Colombia), Mexico and the LAC operations of Global Travel.

        In Latin America and Caribbean, distribution is achieved through a mixture of Diageo companies and third party distributors. In addition, Diageo owns a controlling interest in Desnoes & Geddes Limited, the Jamaican brewer of Red Stripe lager.

        In PUB, Diageo sells directly to international retailers in Brazil, while selling through distributors and wholesalers for the remainder of the business. In Paraguay the majority of customers are served by Diageo with a portion of sales completed through wholesalers. In Uruguay, Diageo?s distribution company manages approximately half of the sales in the market with the other half managed through wholesalers. In August 2012 Diageo completed the acquisition of 100% of Ypióca, the leading producer and distributor of a cachaça brand from Ypióca Agroindustrial Limitada.

        West LAC comprises Central America and Caribbean, Jamaica, Argentina, Chile, Peru, Ecuador and Bolivia. In select markets such as the Free Trade Zone, Bolivia and Ecuador, sales are managed directly by Diageo. Key markets such as Costa Rica and the Dominican Republic sell via exclusive distributors, while in Puerto Rico, Trinidad, Guatemala and Panama, third party distributors purchase directly from Diageo and sell on to the local trade. In Chile, Diageo sells directly to international retailers, partnering with an exclusive distributor in the remainder of the country for other channels. In Argentina, Diageo?s business is managed through a combination of wholesalers and distributors outside of major grocers, to whom Diageo sells directly. Diageo Argentina also owns and operates the Navarro Correas winery in Mendoza, Argentina. The winery sells directly to consumers. Jamaica sells to wholesalers and directly to retail trade accounts on the island.

        In Andean, all products in Venezuela are sold through dedicated third party distributors. In Colombia, Diageo sells directly to major grocers, serving all other accounts and channels through distributors.

        In Mexico, distribution of Smirnoff is managed by Casa Cuervo SA. All other brands are sold directly by Diageo, either through direct sales to international accounts or through wholesalers and distributors.

Asia Pacific    In the year ended 30 June 2012, Asia Pacific comprises South East Asia (Vietnam, Thailand, Philippines, Indonesia, Malaysia and Singapore), Australia, North Asia (Korea and Japan), Greater China (China, Taiwan, Hong Kong and Macau), India and Global Travel Asia and Middle East. Diageo operates via a combination of Diageo companies, joint ventures and third party distributors in the region.

Business description (continued)

        In South East Asia, Diageo distributes its spirits brands through joint venture arrangements with Moët Hennessy in Thailand, Malaysia and Singapore. In Indonesia, Guinness is brewed by PT Multi Bintang Indonesia, and is distributed through a distribution agreement with PT Dima Indonesia while spirit brands are distributed by government licensed distributors. In Malaysia, Diageo's own and third party beers are brewed and distributed by a listed business (Guinness Anchor Berhad) in which Diageo and its partner, Asia Pacific Breweries, have a majority share through a jointly controlled entity. In Singapore, Diageo's beer brands are brewed and distributed by Asia Pacific Breweries. In Vietnam, Diageo's brands are distributed through its own distribution company. Diageo entered into a strategic partnership agreement with Hanoi Liquor Joint Stock Company (Halico) in January 2011. During the year Diageo acquired additional shares that increased its equity stake to 45.5% in Halico. Diageo also increased its ownership in Diageo Philippines Inc, a company that distributes Diageo's spirits brands in the Philippines, by 49% to 100%.

        In Australia, Diageo has its own production and distribution company. The previous distribution agreement with VOK Beverages that included a number of smaller brands like JeB and Dimple was terminated on 31 January 2012. Diageo also has a licensed brewing arrangement with Foster's which will transfer to Lion Nathan from November 2012. In New Zealand, Diageo operates through third party distributors and has a licensed brewing arrangement with Lion Nathan.

        In North Asia, Diageo has its own distribution company in Korea. In Japan, the joint venture with Moët Hennessy distributes super premium brands such as the super deluxe variants of Johnnie Walker, while the joint venture with Kirin distributes Diageo's other premium spirits such as Johnnie Walker Black Label and Smirnoff, as well as Guinness and Smirnoff Ice. Other spirit brands, which are not distributed by either Moët Hennessy or the Kirin joint venture, are distributed by third parties.

        In Greater China, Diageo distributes the majority of its spirits brands through a joint venture arrangement with Moët Hennessy in China, Hong Kong and Macau. Diageo also owns a wholly owned subsidiary in China that distributes brands not included in the joint venture such as Smirnoff, Windsor and Baileys. Diageo's beer brands are sold through a distribution agreement with Carlsberg in China and Hong Kong. In July 2011, Diageo acquired an additional 4% equity stake in Sichuan Chengdu Quanxing Company Ltd. (Quanxing) bringing its equity stake to 53%. Quanxing is a holding company controlling a 39.7% equity stake in Shuijingfang a super premium Chinese white spirits company which itself became a subsidiary of Diageo following the appointment of additional directors in June 2012. Diageo is the sole distributor of Shuijingfang's Chinese white spirits outside of China. In Taiwan, Diageo has its own distribution company for spirits.

        In India, Diageo has its own spirits distribution company.

        Airport shops and airline customers in Asia Pacific are serviced through a dedicated Diageo sales and marketing organisation. In the Middle East, distribution is achieved through third party distributors. Lebanon is an exception, where a Diageo subsidiary distributes the majority of the Diageo brands sold there.

Global Supply    Global Supply is responsible for the production of approximately 81% of Diageo's products sold globally, for sourcing materials and services through global procurement, for providing consistent technical support through the global technical function and providing logistic and customer services through the global supply chain organisation.

        Global procurement has responsibility for sourcing goods and services on behalf of the Diageo group. A global network of suppliers provides for a wide range of raw materials and packaging items that are necessary to ensure consistency of quality to support the brands. With the high level of

Business description (continued)

dependency on agricultural commodities such as cereals, hops and sugar, forward-buying takes place to minimise value at risk. In marketing, global procurement supports the business in sourcing creative media solutions, sponsorship and point of sale activities. Global procurement also supports business services, facilities and computer services.

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

Seasonal impacts    Approximately 40% of annual net sales occur in the last four months of each calendar year.

Employees    Diageo's people, its culture and its values are at the heart of the company's strategy and Diageo's directors believe this to be a source of competitive advantage. It continues to be Diageo's goal to release the potential of all of its people.

        Diageo's review of its operating model during the past year and the resulting changes have presented new challenges for its employees. In developed markets the new operating model has meant a focus on efficiency and customer orientation. For emerging markets, it has resulted in a greater focus on investment in brands and in commercial and leadership capability. As a consequence, there has been an internal shift of employees and resources to the areas of greatest potential growth. Early indicators suggest that Diageo's employees feel that they have benefited from this new and focused approach. Diageo has been committed to providing its employees with appropriate support during this transition period, both in the case of employees that have left the company following the changes and those that have taken on new roles within the company.

        Diageo prides itself on creating an environment that is both welcoming and inspirational for its employees and is proud to have been included in the prestigious Great Place to Work Institute's '25 Best Multinational Workplaces', achieving an 11th place ranking confirming its place as a leading global employer. Diageo has also been recognised in reports published by Great Place to Work Institute as a leading workplace in Argentina, Australia, Brazil, Canada, Colombia, the European Union, Germany, Ireland, the Latin America region, Mexico, the Netherlands, Nigeria, Portugal, Uganda, the United Kingdom, Uruguay and Venezuela. These achievements have only been possible through the commitment of the thousands of talented and inspirational employees who have collectively made Diageo a great place to work.

        Diageo values diversity in its workforce and works to ensure that the group is inclusive of all people, regardless of their background or style. To enhance diversity, Diageo aims to create opportunities that are attractive to a wide range of candidates, including those with disabilities, and seeks to make working for Diageo compatible with a variety of lifestyles. Diageo sponsors an ever growing number of employee networks around the world that seek to support diverse interest groups. The company also seeks to design and adjust roles to accommodate people's lifestyles and increasingly encourages flexible working. Not only is this approach to inclusion and diversity consistent with Diageo's values, it is also believed to be important for the long term health of the organisation. As part

Business description (continued)

of Diageo's global policies, Diageo emphasises the importance of treating individuals justly and in a non-discriminatory manner in all aspects of employment, including recruitment, compensation and benefits, training, promotion, transfer and termination. Accordingly, factors not relevant to the requirements of a role, including without limitation race, religion, colour, ethnic or national origin, disability, sexual orientation, gender or marital status, are not considered, and reasonable adjustments are considered (and if necessary appropriate training provided) so that no individual is disadvantaged.

        Diageo strongly believes in the value of its employees sharing in the company's success and actively encourage employees to become shareholders. The group seeks out opportunities to extend employee share ownership around the world and in 2012 31 countries operated an all employee share plan. A further two countries will be invited to participate in Diageo's International Sharematch Plan later this year. This, combined with existing employee share plans, will further extend the opportunity to the majority of employees across a significant number of Diageo's markets to share in the company's growth and success. As at 30 June 2012, 16,531 past and present employees held 1.16% (2011 – 1.17%) of Diageo's ordinary issued share capital.

Average number of employees	2012	2011 (restated)*	2010 (restated)*
North America	1,105	1,229	1,331
Europe	3,802	2,913	2,949
Africa	5,116	4,253	3,674
Latin America and Caribbean	1,631	1,413	1,261
Asia Pacific	2,902	2,639	2,585
Global Supply	8,120	8,202	8,491
Corporate and other	3,022	3,137	2,996

	25,698	23,786	23,287

*
Following the changes in the regional structure the employee information by segment for the years ended 30 June 2011 and 2010 has been restated which better reflects the segment for which the employees provide the majority of their services.

The average number of employees from 30 June 2011 to 30 June 2012 for developed markets has decreased by 393 from 15,984 to 15,591 and for emerging markets has increased by 2,305 from 7,802 to 10,107.

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

Business description (continued)

Research and development    The overall nature of the group's business does not demand substantial expenditure on research and development. However, the group has ongoing programmes for developing new drinks products. Innovation forms an important part of Diageo's growth strategy, playing a key role in positioning its brands for continued growth in both the developed and emerging worlds. The strength and depth of Diageo's brand range provide solid platforms from which to drive innovation, while insights into shopper trends and changing consumer habits inform product and packaging development.

        In the year ended 30 June 2012, the group's research and development expenditure amounted to £18 million (2011 – £17 million; 2010 – £13 million). Research and development expenditure is generally written off in the year in which it is incurred.

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

Business description (continued)

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

        Diageo uses shared services operations to deliver transaction processing and certain central finance activities, using captive and outsourced centres. A captive business service centre in Budapest, Hungary, performs various process tasks for markets and operational entities. In the year ended 30 June 2012, Diageo announced the opening of new captive business service centres in Nairobi, Kenya and Bogota, Colombia. Diageo also uses third party service centres in Manila, Shanghai and Bucharest to perform tasks for basic processes. Certain central finance activities, including elements of group financial planning and reporting and treasury, are performed in the business service centre in Budapest.

Associates    Diageo's principal associate is Moët Hennessy. It also owns shares in a number of other associates. In the year ended 30 June 2012, the share of profits of associates after tax was £213 million (2011 – £176 million; 2010 – £142 million), of which Moët Hennessy accounted for £205 million (2011 – £179 million; 2010 – £134 million).

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

Business description (continued)

protection of Diageo as a minority shareholder in Moët Hennessy. The operations of Moët Hennessy in France are conducted through a partnership in which Diageo has a 34% interest and, as a partner, Diageo pays any tax due on its share of the results of the partnership to the tax authorities.

Acquisitions and disposals    Diageo has made a number of acquisitions of brands, distribution rights and equity interests in premium drinks businesses. Since 1 July 2009 the following acquisitions and disposals have been made:

Acquisitions	Date acquired	Consideration* £ million		Location	Principal brands acquired	Status
Ypióca	9 August 2012	284		Brazil	Ypióca cachaça	Acquisition of 100% of the equity share capital of Ypióca Agroindustrial Limitada
Meta	9 January 2012	153		Ethiopia	Meta beer	Acquisition of 100% of the equity share capital of Meta Abo Brewery Share Company SC
Philippines	14 December 2011	15		Philippines	Distribution company	Acquisition of 49% of Diageo Philippines Inc not already owned by the group
Kenya Breweries	25 November 2011	134		Kenya	Distribution company	Acquisition of 20% of Kenya Breweries Ltd not already owned by the group
Halico	13 May 2011 – 24 June 2012	60		Vietnam	Vodka Hanoi	Acquisition of 45.5% of the equity share capital of Hanoi Joint Stock Company (Halico)
Mey Içki	23 August 2011	1,260		Turkey	Yeni raki, Terkirdag raki and Istanblue vodka	Acquisition of 100% of the equity share capital of Mey Içki Sanayi ve Ticaret A.S.
Quanxing and Shuijingfang	27 January 2007 – 14 July 2011 (control of Shuijingfang from 29 June 2012)	69	**	China	Shui Jing Fang Chinese white spirit	Acquisition of 53% equity stake in Sichuan Chengdu Quanxing Group Company Ltd (Quanxing). Quanxing owns a 39.7% controlling equity interest in Sichuan Shuijingfang Co., Ltd.
Zacapa	5 July 2011	148		Guatemala	Zacapa rum	Acquisition of a 50% controlling equity stake in Rum Creations Products Inc.
Serengeti	22 October 2010	60		Tanzania	Serengeti lager	Acquisition of a 51% equity stake in Serengeti Breweries Limited via a 50.03% equity owned subsidiary
22 Marquis	30 September 2010	6		United States	22 Marquis sparkling liqueur	Acquisition of a 20% equity stake in LNJ Group
Nuvo	29 June 2010	29		United States	Nuvo – vodka based sparkling liqueur	Acquisition of an additional 28.75% equity interest in the London Group taking the group's interest to 71.25%

*
Includes net borrowings acquired but excludes the value of put options and transaction costs.

**
Excludes cash acquired in Shuijingfang when first consolidated.

Business description (continued)

Disposals	Date disposed of	Consideration £ million	Location	Status
Tanzania Breweries	18 January 2012	47	Tanzania	Disposal of 20% equity in Tanzania Breweries Ltd
Wine brands	Years ended 30 June 2011 and 2012	25	United States and France	Disposal of a number of non-strategic wine businesses
Gilbeys distribution	31 August 2010	7	Ireland	Disposal of Gilbeys wine distribution and wholesale drinks business

Risk factors

Diageo believes the following to be the principal risks and uncertainties facing the group. If any of these risks occur, Diageo's business, financial condition and results of operations could suffer and the trading price and liquidity of securities could decline.

        In the ongoing uncertain economic environment, certain risks may gain more prominence either individually or when taken together. The following are examples of ways that any of the risks below may become exacerbated. Demand for beverage alcohol products, in particular luxury or super premium products, may decrease with a reduction in consumer spending levels. Costs of operations may increase if inflation were to become prevalent, or upon an increase in the costs of raw materials. These factors may also lead to intensified competition for market share, with consequential potentially adverse effects on volumes and prices. The financial and economic situation may have a negative impact on third parties with whom Diageo does, or may do, business. Any of these factors may affect the group's results of operations, financial condition and liquidity. Diageo has taken and may take further steps to manage its business through this challenging economic environment and position its business to benefit from economic recovery as and when it may occur in the various markets in which Diageo operates, but there can be no assurance that the steps taken will have the intended results.

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

Risks related to the global economy

Diageo's business may be adversely impacted by unfavourable economic conditions or political or other developments and risks in the countries in which it operates    Diageo may be adversely affected by political and economic developments or industrial action in any of the countries where Diageo has distribution networks, production facilities or marketing companies. Diageo's business is dependent on general economic conditions in the United States, countries that form the European Union and other important markets. If the economy in the United States or in the countries that form the European Union do not recover as forecast or if there is a significant deterioration in the economic conditions in any of Diageo's important markets, including any resulting social unrest, reduction in consumer confidence and spending levels, customer destocking, the failure of customer, supplier or financial

Business description (continued)

counterparties or a reduction in the availability of, or an increase in the cost of financing to, Diageo, it could have a material adverse effect on Diageo's business and results of operations. In particular, the ongoing sovereign debt crisis in certain countries in Europe has increased concerns that, were one or more countries to leave the euro, Diageo's investment in any countries concerned could be impaired and may be subject to redenomination and other risks going forward. This crisis, as well as other economic events, may lead to reduced economic growth and, in turn, reduced demand for Diageo's products, in Europe and other markets in which Diageo operates, which could have a material adverse effect on Diageo's business and results of operations.

        Diageo's operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Political and/or social unrest, potential health issues (including pandemic issues), natural disasters and terrorist threats and/or acts may also occur in various places around the world, which will have an impact on trade, tourism and travel. Many of these risks are heightened, or occur more frequently, in emerging markets. These disruptions can affect Diageo's ability to import or export products and to repatriate funds, as well as affecting the levels of consumer demand (for example, in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo's levels of sales or profitability. A substantial portion of Diageo's operations, representing nearly 40% of Diageo's net sales for the year ended 30 June 2012, are carried out in emerging markets, including Brazil, Venezuela, Mexico, Russia and emerging markets in Africa and Asia. Emerging markets are also generally exposed to relatively higher risk of liquidity, inflation, devaluation, price volatility, currency convertibility and sovereign default. Due to Diageo's specific exposures, any or all of the aforementioned factors may affect Diageo disproportionately or in a different manner as compared to its competitors.

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

Risks related to the industry

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

        In addition, the social acceptability of Diageo's products may decline due to public concerns about alcohol consumption, including alcohol abuse, drink driving, underage drinking or potential health consequences. These concerns may also result in regulatory action, litigation or customer complaints against companies in the industry and may have an adverse effect on Diageo's profitability.

Business description (continued)

        The launch and ongoing success of new products is inherently uncertain, especially as to their appeal to consumers. The failure to launch a new product successfully can give rise to inventory write-offs and other costs and can affect consumer perception of an existing brand. Growth in Diageo's business has been based on both the launch of new products and the creation of brand extensions, and can impact growth of existing products. Product innovation remains a significant aspect of Diageo's plans for growth. There can be no assurance as to Diageo's continuing ability to develop and launch successful new products or variants of existing products or as to the profitable lifespan of newly or recently developed products. Any significant changes in consumer preferences and failure to anticipate and react to such changes could result in reduced demand for Diageo's products and erosion of its competitive and financial position. Continued economic pressures could lead to consumer selection of products at lower price points, whether Diageo's or those of competitors, which may have an adverse effect on Diageo's profitability.

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

An increase in the cost of raw materials or energy could affect Diageo's profitability    The components that Diageo uses for the production of its beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty and/or governmental controls. Commodity price changes may result in unexpected increases in the cost of raw materials, glass bottles, flavours and other packaging materials and Diageo's beverage products. Diageo may also be adversely affected by shortages of such materials. In addition, energy cost increases result in higher transportation, freight and other operating costs. Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit. Diageo may experience significant increases in commodity costs and energy costs.

Business description (continued)

Risks related to regulation

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

        In addition, beverage alcohol products are the subject of national excise, import duty and other duties in most countries around the world. An increase in any such duties could have a significant adverse effect on Diageo's sales revenue or margin, both through reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

        Diageo's reported after tax income is calculated based on extensive tax and accounting requirements in each of its relevant jurisdictions of operation. Changes in tax law (including tax rates), accounting policies and accounting standards could materially reduce Diageo's reported after tax income.

Risks related to Diageo's business

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

Diageo may not be able to derive the expected benefits from its strategy to focus on premium drinks or from its acquisitions or cost-saving and restructuring programmes designed to enhance earnings    Diageo's strategy is to focus on premium drinks to grow its business through organic sales, operating profit growth and the acquisition of premium drinks brands that add value for shareholders. There can be no assurance that Diageo's strategic focus on premium drinks will result in opportunities for growth and improved margins.

        It is possible that the pursuit of this strategic focus on premium drinks could give rise to further business combinations, acquisitions, disposals, joint ventures and/or partnerships (including any

Business description (continued)

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

        In addition, to the extent that third parties sell products which are either counterfeit versions of Diageo brands or inferior brands that look like Diageo brands, consumers of Diageo brands could confuse Diageo products with them. This could cause them to refrain from purchasing Diageo brands in the future and in turn could impair brand equity, adversely affecting Diageo's business.

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

Business description (continued)

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

        Any failure of information systems could adversely impact Diageo's ability to operate. As with all large systems, Diageo's information systems could be penetrated by outside parties' intent on extracting information, corrupting information or disrupting business processes. Such unauthorised access could disrupt Diageo's business and/or lead to loss of assets or to outside parties having access to privileged data or strategic information of Diageo and its employees, customers and consumers, or to making such information public in a manner that harms Diageo's reputation. The concentration of processes in business service centres also means that any disruption arising from system failure or physical plant issues could impact a large portion of Diageo's global business.

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

Diageo's operations and financial results may be adversely affected by movements in the value of its pension funds, fluctuations in exchange rates and fluctuations in interest rates    Diageo has significant pension funds. These funds may be affected by, among other things, the performance of assets owned by these plans, the underlying actuarial assumptions used to calculate the surplus or deficit in the plans, in particular the discount rate and long term inflation rates used to calculate the liabilities of the pension funds, and any changes in applicable laws and regulations. If there are significant declines in financial markets and/or deterioration in the value of fund assets or changes in discount rates or inflation rates, Diageo may need to make significant contributions to the pension funds in the future. Furthermore, if the market values of the assets held by Diageo's pension funds decline, or if the valuations of those assets by the pension trustees decline, pension expenses may increase and, as a result, could materially adversely affect Diageo's financial position. There is no assurance that interest rates or inflation rates will remain constant or that pension fund assets can earn the assumed rate of return annually, and Diageo's actual experience may be significantly more negative.

        Diageo may be adversely affected by fluctuations in exchange rates. In particular, any redenomination of the euro or its constituent parts could materially adversely affect Diageo. The results of operations of Diageo are accounted for in pounds sterling. Approximately 37% of sales in the year

Business description (continued)

ended 30 June 2012 were in US dollars, approximately 13% were in euros and approximately 10% were in sterling. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo's reported results of operations from year to year.

        Diageo may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. To partly delay any adverse impact from interest rate movements, the group's policy is to maintain fixed rate borrowings within a certain percentage of forecast net borrowings, and the overall net borrowings portfolio is managed according to a duration measure. See note 23 to the consolidated financial statements.

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

The value of Diageo's brands and its net sales may be negatively affected by its failure to maintain its brand image and corporate reputation    The value of Diageo's brands and its profitability depends heavily on its ability to maintain its brand image and corporate reputation. Adverse publicity, whether or not justified, may tarnish Diageo's reputation and cause consumers to choose products offered by its competitors. Such adverse publicity could arise as a result of a perceived failure by Diageo to make adequate positive social contributions, any tax disputes or failures of internal controls or compliance breaches leading to a breach of Diageo's Code of Business Conduct, its other key policies or of the laws or regulations in the jurisdictions in which it operates.

        Diageo also maintains an online presence as part of its business operations. Diageo's reputation may suffer if it is perceived to fail to appropriately restrict access to its online content or if it breaches any marketing regulation, code or policy. In addition, the proliferation of new methods of mass

Business description (continued)

communication facilitated by the internet makes it easier for false or unfounded allegations to adversely affect Diageo's brand image and reputation, which may in turn affect Diageo's profitability.

Data security and reliability is important to maintaining Diageo's business operations, and a breach of Diageo's data security could negatively affect Diageo    The security and reliability of Diageo's data infrastructure are critical to maintaining the availability and reliable operation of Diageo's business applications, including technology used in Diageo's business operations, in the collection and processing of financial and operational data and in the maintenance of the confidentiality of certain third-party information. A breach of the security or reliability of Diageo's data infrastructure, whether by intentional actions, negligence or otherwise, could result in interruption of and serious damage to Diageo's business operations and, in some circumstances, could result in property damage, breaches of regulations, litigation, legal liabilities and reparation costs.

Risks related to Diageo's securities

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

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking statements'. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. These factors include, but are not limited to:

  •
  global and regional economic downturns;

  •
  increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo's market share, increase expenses and hinder growth potential;

Business description (continued)

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

  •
  termination of or failure to renegotiate existing distribution or licence manufacturing rights on agency brands;

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

Business description (continued)

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

        This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2012.

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

Business review

Introduction

Information presented    Diageo is the world's leading premium drinks business and operates on an international scale selling all types of beverage alcohol. It is one of a small number of premium drinks companies that operate across spirits, beer and wine. Diageo's brands have broad consumer appeal across geographies, and as a result, the business is organised under the business areas of North America, Europe, Africa, Latin America and Caribbean, Asia Pacific and Global Supply. In view of the focus on reporting results by the location of third party customers in explaining the group's performance in the business review, the results of the Global Supply segment have been allocated to the geographic segments. The following discussion is based on Diageo's results for the year ended 30 June 2012 compared with the year ended 30 June 2011, and the year ended 30 June 2011 compared with the year ended 30 June 2010.

        In the discussion of the performance of the business, net sales, defined as sales after deducting excise duties, are presented in addition to sales, as sales figures include significant excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries, excise duties are part of the cost of goods sold and are not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported sales and cost of sales without directly reflecting changes in volume, mix or profitability, which are the variables that have an impact on the element of sales retained by the group.

        References to emerging markets comprise Russia and Eastern Europe, Turkey, Africa, Latin America and Caribbean and Asia Pacific excluding Australia, Korea and Japan.

        References to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Gold Label Reserve, Johnnie Walker Blue Label, Johnnie Walker Blue Label King George V, Johnnie Walker Platinum Label 18 year old, The John Walker, Classic Malts, Buchanan's Special Reserve, Buchanan's Red Seal, Dimple 18 year old, Bulleit Bourbon, Tanqueray No. TEN, Cîroc, Ketel One vodka, Don Julio, Zacapa, Godiva and Nuvo.

        References to ready to drink also include ready to serve products, such as pre mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

        Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

Presentation of information in relation to the business    In addition to describing the significant factors that have impacted the income statement for the years ended 30 June 2012 and 30 June 2011, in each case as compared to the immediately preceding year, additional information is also presented on the operating performance and cash flows of the group.

        There are several principal financial key performance indicators not specifically used in the consolidated financial statements themselves (non-GAAP measures) that are used by the group's management to assess the performance of the group in addition to income statement performance

Business review (continued)

measures. These are volume, organic movements in volume, sales, net sales, marketing spend, operating profit and operating margin and free cash flow. These key performance indicators are described below:

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

Organic movements    in volume, sales, net sales, marketing spend, operating profit and operating margin are non-GAAP measures. The performance of the group is discussed using these measures.

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

        Acquisitions, disposals and exceptional items also impact the reported performance and therefore the reported movement in any year in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

        The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as 'organic' performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both years.

        Diageo's strategic planning and budgeting process is based on organic movements in volume, sales, net sales, marketing spend, operating profit and operating margin, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group's management.

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

Organic operating margin improvement    is the movement in the group's organic operating margin. Organic operating margin is the ratio calculated by dividing organic operating profit by organic net sales expressed as a percentage.

Free cash flow    is a non-GAAP measure that comprises the net cash flow from operating activities aggregated with the net purchase and disposal of investments, property, plant and equipment and

Business review (continued)

computer software that form part of net cash flow from investing activities. The group's management believes the measure assists users of the financial statements in understanding the group's cash generating performance as it comprises items which arise from the running of the ongoing business.

        The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the acquisition and sale of subsidiaries, associates and businesses. The group's management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group has either a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and sale of businesses, equity dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

        The free cash flow measure is used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Exceptional items    Exceptional items are items which, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Some figures are presented before exceptional items such as operating profit before exceptional items, taxation before exceptional items, the tax rate before exceptional items and earnings per share before exceptional items. The amounts before exceptional items are non-GAAP measures, used by management for their own reporting and incentive purposes since they provide information on the underlying performance of the group. The tax rate before exceptional items is calculated by dividing the tax charge on continuing operations before tax charges and credits in respect of exceptional items by profit before taxation, adjusted to exclude the impact of the sale of businesses and exceptional operating costs before taxation, expressed as a percentage.

Revised segmental information for prior reporting periods    On 25 May 2011 Diageo announced changes to its regional structure. From 1 July 2011 two autonomous regions, Africa and Latin America and Caribbean replaced the International region. The Global Travel and duty free operations are now reported within the five geographical regions in which the external sales take place. The Middle East business has become part of Asia Pacific.

        As a result of this change Diageo now reports the following operating segments externally: North America, Europe, Africa, Latin America and Caribbean, Asia Pacific and Corporate. In addition, for the year ended 30 June 2012, changes have been made to the allocation of specific corporate items better reflecting the geographic segments for which they are in respect of. As a consequence of these changes the figures for the operating segments for prior years have been restated. Revised segmental information for the years ended 30 June 2011 and 2010 are as follows.

Business review (continued)

	Year ended 30 June 2011			Year ended 30 June 2010
	As reported	Analysis of International	Restated	As reported	Analysis of International	Restated
	units million	units million	units million	units million	units million	units million
Volume
North America	51.6	0.7	52.3	51.8	0.7	52.5
Europe	38.5	2.0	40.5	39.2	2.1	41.3
International	44.3	(44.3)	—	40.3	(40.3)	—
Africa	—	23.1	23.1	—	21.1	21.1
Latin America and Caribbean	—	15.7	15.7	—	14.1	14.1
Asia Pacific	13.1	2.8	15.9	12.1	2.3	14.4

Total volume	147.5	—	147.5	143.4	—	143.4

	Year ended 30 June 2011			Year ended 30 June 2010
	As reported	Analysis of International	Restated	As reported	Analysis of International	Restated
	£ million	£ million	£ million	£ million	£ million	£ million
Sales
North America	3,853	42	3,895	3,853	34	3,887
Europe	4,190	89	4,279	4,371	89	4,460
International	3,384	(3,384)	—	3,222	(3,222)	—
Africa	—	1,764	1,764	—	1,582	1,582
Latin America and Caribbean	—	1,293	1,293	—	1,364	1,364
Asia Pacific	1,735	196	1,931	1,442	153	1,595
Corporate	70	—	70	70	—	70

Total sales	13,232	—	13,232	12,958	—	12,958

Net sales
North America	3,324	42	3,366	3,306	34	3,340
Europe	2,614	89	2,703	2,759	89	2,848
International	2,747	(2,747)	—	2,627	(2,627)	—
Africa	—	1,357	1,357	—	1,228	1,228
Latin America and Caribbean	—	1,063	1,063	—	1,123	1,123
Asia Pacific	1,181	196	1,377	1,018	153	1,171
Corporate	70	—	70	70	—	70

Total net sales	9,936	—	9,936	9,780	—	9,780

Marketing spend
North America	502	6	508	472	4	476
Europe	390	13	403	412	10	422
International	368	(368)	—	302	(302)	—
Africa	—	140	140	—	119	119
Latin America and Caribbean	—	184	184	—	151	151
Asia Pacific	278	25	303	233	18	251

Total marketing spend	1,538	—	1,538	1,419	—	1,419

Business review (continued)

	Year ended 30 June 2011				Year ended 30 June 2010
	As reported	Analysis of International	Corporate costs	Restated	As reported	Analysis of International	Corporate costs	Restated
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Operating profit before exceptional items
North America	1,255	17	3	1,275	1,170	13	1	1,184
Europe	778	28	(10)	796	859	30	(8)	881
International	804	(804)	—	—	771	(771)	—	—
Africa	—	330	3	333	—	304	(3)	301
Latin America and Caribbean	—	336	(18)	318	—	355	(19)	336
Asia Pacific	208	93	(2)	299	176	69	(5)	240
Corporate	(161)	—	24	(137)	(225)	—	34	(191)

Total operating profit before exceptional items	2,884	—	—	2,884	2,751	—	—	2,751

Operating results 2012 compared with 2011

Summary consolidated income statement

	Year ended 30 June
	2012	2011
	£ million	£ million
Sales	14,594	13,232
Excise duties	(3,832)	(3,296)

Net sales	10,762	9,936
Operating costs before exceptional items	(7,564)	(7,052)

Operating profit before exceptional items	3,198	2,884
Exceptional operating items	(40)	(289)

Operating profit	3,158	2,595
Sale of businesses	147	(14)
Net finance charges	(397)	(397)
Share of associates' profits after tax	213	176

Profit before taxation	3,121	2,360
Taxation	(1,038)	(343)

Profit from continuing operations	2,083	2,017
Discontinued operations	(11)	—

Profit for the year	2,072	2,017

Attributable to:
Equity shareholders of the parent company	1,942	1,900
Non-controlling interests	130	117

	2,072	2,017

Sales and net sales    On a reported basis, sales increased by £1,362 million from £13,232 million in the year ended 30 June 2011 to £14,594 million in the year ended 30 June 2012 and net sales increased

Business review (continued)

by £826 million from £9,936 million in the year ended 30 June 2011 to £10,762 million in the year ended 30 June 2012. Exchange rate movements decreased reported sales by £123 million and reported net sales by £90 million. Acquisitions increased reported sales by £741 million and reported net sales by £320 million. Disposals decreased reported sales by £31 million and reported net sales by £29 million.

Operating costs before exceptional items    On a reported basis, operating costs before exceptional items increased by £512 million from £7,052 million in the year ended 30 June 2011 to £7,564 million in the year ended 30 June 2012 due to an increase in cost of sales of £245 million from £3,983 million to £4,228 million, an increase in marketing spend of £153 million from £1,538 million to £1,691 million, and an increase in other operating expenses before exceptional costs of £114 million, from £1,531 million to £1,645 million. Exchange rate movements benefited total operating costs before exceptional items by £80 million.

Exceptional operating items    Exceptional operating charges of £40 million for the year ended 30 June 2012 comprised:

  •
  a gain of £115 million (2011 – £nil) in respect of changes in the calculation of future pension increases for Diageo's principal UK and Irish pension schemes;

  •
  a brand impairment charge of £59 million (2011 – £39 million);

  •
  a charge of £69 million (2011 – £77 million) for the operating model review announced in May 2011; and

  •
  £27 million (2011 – £34 million) for the restructuring of the group's Global Supply operations in Scotland, Ireland and in the United States.

        In the year ended 30 June 2011 exceptional operating items also included a charge of £139 million in respect of duty settlements with the Turkish and the Thai customs authorities and settlements with the Securities and Exchange Commission (SEC) in respect of various regulatory and control matters.

        In the year ended 30 June 2012 total restructuring cash expenditure was £158 million (2011 – £118 million). In the year ended 30 June 2011 cash payments of £141 million were also made for the duty and the SEC settlements. An exceptional charge of approximately £50 million is expected to be incurred in the year ending 30 June 2013 in respect of the restructuring of Global Supply operations principally in Ireland, while cash expenditure is expected to be approximately £80 million.

Post employment plans    The deficit in respect of post employment plans before taxation increased by £247 million from £838 million at 30 June 2011 to £1,085 million at 30 June 2012 primarily as a result of a decrease in the discount rate assumptions used to calculate the liabilities of the plans partly offset by a decrease in the inflation assumptions and changes in the calculation of future pension increases. Cash contributions to the group's UK and Irish pension plans in the year ended 30 June 2012 were £133 million (2011 – £151 million) and are expected to be approximately £140 million for the year ending 30 June 2013.

Operating profit    Reported operating profit for the year ended 30 June 2012 increased by £563 million to £3,158 million from £2,595 million in the prior year. Before exceptional operating items, operating profit for the year ended 30 June 2012 increased by £314 million to £3,198 million from £2,884 million in the prior year. Exchange rate movements decreased both operating profit and operating profit before exceptional items for the year ended 30 June 2012 by £10 million. Acquisitions increased reported operating profit by £79 million and disposals decreased reported operating profit by £3 million.

Business review (continued)

Exceptional non-operating items    In the year ended 30 June 2012 gain on sale of businesses of £147 million included a step up gain of £124 million on the revaluation of the group's equity holdings in Quanxing and Shuijingfang to fair value as the associates became subsidiaries during the year. In addition, exceptional non-operating items include a gain of £23 million on the sale of the group's investment in Tanzania Breweries. In the year ended 30 June 2011 a net loss before taxation of £14 million on sale of businesses arose on the disposal of a number of small wine businesses in Europe and in the United States and on the termination of a joint venture in India.

Net finance charges    Net finance charges amounted £397 million in the year ended 30 June 2012 (2011 – £397 million).

        Net interest charge increased by £13 million from £369 million in the prior year to £382 million in the year ended 30 June 2012. The effective interest rate was 4.7% (2011 – 4.9%) in the year ended 30 June 2012 and average net borrowings increased by £1.1 billion compared to the prior year. For the calculation of effective interest rate, the net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps. The income statement interest cover was 8.9 times and cash interest cover was 9.4 times (2011 – 8.3 times and 10.6 times, respectively).

        Net other finance charges for the year ended 30 June 2012 were £15 million (2011 – £28 million). There was a change of £10 million in finance charges in respect of post employment plans from a charge of £3 million in the year ended 30 June 2011 to an income of £7 million in the year ended 30 June 2012. Other finance charges also included £17 million (2011 – £16 million) on unwinding of discounts on liabilities, a hyperinflation adjustment of £3 million (2011 – £9 million) in respect of the group's Venezuela operations and £2 million (2011 – £nil) in respect of net exchange movements on certain financial instruments. In the year ending 30 June 2013 the finance charge in respect of post employment plans is expected to be £12 million.

Associates    The group's share of associates' profits after interest and tax was £213 million for the year ended 30 June 2012 compared to £176 million in the prior year. Diageo's 34% equity interest in Moët Hennessy contributed £205 million (2011 – £179 million) to share of associates' profits after interest and tax.

Profit before taxation    Profit before taxation increased by £761 million from £2,360 million in the prior year to £3,121 million in the year ended 30 June 2012.

Taxation    The reported tax rate increased from 14.5% in the year ended 30 June 2011 to 33.3% in the year ended 30 June 2012. During the year tax authority negotiations were concluded resulting in a favourable change to the taxation basis of certain overseas profit and intangible assets which has reduced the ongoing tax rate but which resulted in the loss of future tax amortisation deductions giving rise to an exceptional write off of the related deferred tax assets of £524 million. The tax rate before exceptional items for the year ended 30 June 2012 was 17.7% compared with 17.4% in the year ended 30 June 2011. In the future it is expected that the tax rate before exceptional items will remain at approximately 18%.

Business review (continued)

        The tax rates from continuing operations before exceptional and after exceptional items for the years ended 30 June 2012 and 30 June 2011 were calculated as follows:

	Year ended 30 June
	2012	2011
	£ million	£ million
Taxation on profit from continuing operations (A)	1,038	343
Tax credits in respect of exceptional items	19	54
Exceptional tax (charges)/credits	(524)	66

Tax before exceptional items (B)	533	463

Profit before taxation (C)	3,121	2,360
(Gains)/losses on sale of businesses	(147)	14
Exceptional operating costs	40	289

Profit from continuing operations before taxation and exceptional items (D)	3,014	2,663

Tax rate after exceptional items (A/C)	33.3%	14.5%
Tax rate before exceptional items (B/D)	17.7%	17.4%

Discontinued operations    Discontinued operations in the year ended 30 June 2012 represent a charge after taxation of £11 million in respect of anticipated future payments to additional thalidomide claimants.

Exchange rate and other movements    Foreign exchange movements in the year ended 30 June 2012 decreased net sales, operating profit before exceptional items and profit from associates by £90 million, £10 million and £2 million, respectively, and reduced net finance charges by £19 million.

        For the year ending 30 June 2013 foreign exchange movements are not expected to materially affect operating profit or net finance charge based on applying current exchange rates (£1 = $1.57 : £1 = €1.28). This guidance excludes the impact of IAS 21 and IAS 39.

Dividend    The directors recommend a final dividend of 26.9 pence per share, an increase of 8% from the year ended 30 June 2011. The full dividend will therefore be 43.5 pence per share, an increase of 8% from the year ended 30 June 2011. Subject to approval by shareholders, the final dividend will be paid on 22 October 2012 to shareholders on the register on 7 September 2012. Payment to US ADR holders will be made on 26 October 2012. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 1 October 2012.

Analysis by business area and brand

In order to assist the reader of the financial statements, the following comparison of 2012 with 2011 includes tables which present the exchange, acquisitions and disposals and organic components of the year on year movement for each of volume, sales, net sales, marketing spend and operating profit. Organic movements in the tables below are calculated as follows:

(a)    The organic movement percentage is the amount in the column headed 'Organic movement' in the tables below expressed as a percentage of the aggregate of the amount in the column headed '2011 Reported', the amount in the column headed 'Exchange' and the amount, if any, in respect of acquisitions and disposals that have impacted the comparable prior year included in the column headed 'Acquisitions and disposals'. The inclusion of the column headed 'Exchange' in the organic movement

Business review (continued)

calculation reflects the adjustment to recalculate the prior year results as if they had been generated at the current year's exchange rates.

(b)    Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current or prior year, the group, in organic movement calculations, excludes the results for that business from the current year and prior year. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. For acquisitions in the current year, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior year, post acquisition results are included in full in the prior year but are included in the organic movement calculation from the anniversary of the acquisition date in the current year. The acquisition column also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior year in respect of acquisitions that in management assessment are expected to complete.

        The organic movement calculations for volume, sales, net sales, marketing spend and operating profit for the year ended 30 June 2012 were as follows:

	2011 Reported (restated)	Acquisitions and disposals(2)	Organic movement	2012 Reported	Organic movement
	units million	units million	units million	units million	%
Volume
North America	52.3	(0.1)	0.8	53.0	2
Europe	40.5	5.1	(0.4)	45.2	(1)
Africa	23.1	0.6	1.2	24.9	5
Latin America and Caribbean	15.7	—	1.5	17.2	10
Asia Pacific	15.9	—	0.3	16.2	2

Total volume	147.5	5.6	3.4	156.5	2

	2011 Reported (restated)	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2012 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Sales
North America	3,895	22	(26)	203	4,094	5
Europe	4,279	(35)	700	22	4,966	1
Africa	1,764	(106)	36	175	1,869	11
Latin America and Caribbean	1,293	(32)	—	230	1,491	18
Asia Pacific	1,931	29	—	144	2,104	7
Corporate	70	(1)	—	1	70	1

Total sales	13,232	(123)	710	775	14,594	6

Business review (continued)

	2011 Reported (restated)	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2012 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales
North America	3,366	18	(26)	198	3,556	6
Europe	2,703	(25)	288	(17)	2,949	(1)
Africa	1,357	(77)	29	138	1,447	11
Latin America and Caribbean	1,063	(22)	—	198	1,239	19
Asia Pacific	1,377	17	—	107	1,501	8
Corporate	70	(1)	—	1	70	1

Total net sales	9,936	(90)	291	625	10,762	6

Excise duties	3,296				3,832

Total sales	13,232				14,594

Marketing spend
North America	508	2	1	37	548	7
Europe	403	(4)	30	10	439	3
Africa	140	(8)	4	14	150	11
Latin America and Caribbean	184	(6)	1	31	210	17
Asia Pacific	303	6	—	35	344	11

Total marketing spend	1,538	(10)	36	127	1,691	8

Operating profit
North America	1,275	3	(3)	79	1,354	6
Europe	796	(4)	107	26	925	3
Africa	333	(22)	4	65	380	20
Latin America and Caribbean	318	(2)	(2)	69	383	22
Asia Pacific	299	—	(11)	54	342	18
Corporate	(137)	15	(19)	(45)	(186)	(37)

Total operating profit before exceptional items	2,884	(10)	76	248	3,198	9

Exceptional items(3)	(289)				(40)

Total operating profit	2,595				3,158

Notes: Information relating to the organic movement calculations.

(1)
The exchange adjustments for sales, net sales, marketing spend and operating profit are the retranslation of prior year reported results at current year exchange rates and are principally in respect of the euro, the US dollar and African currencies, primarily the Kenyan shilling, the Nigerian naira and the South African rand.

Business review (continued)

(2)
The impacts of acquisitions and disposals are excluded from the organic movement. In the year ended 30 June 2012 the acquisitions and disposals that materially affected volume, sales, net sales, marketing spend and operating profit were as follows:

	Volume	Sales	Net sales	Marketing spend	Operating profit
	units million	£ million	£ million	£ million	£ million
Mey Içki	5.1	705	291	27	95
Zacapa	—	—	—	6	8
Meta	0.3	16	13	1	—
Quanxing	—	—	—	—	(19)
Serengeti	0.3	20	16	2	(2)
Other acquisitions*	—	—	—	—	(28)
Acquisitions – 2012	5.7	741	320	36	54
Acquisitions – 2011**	—	—	—	—	25
Disposals	(0.1)	(31)	(29)	—	(3)

	5.6	710	291	36	76

  *
  Includes transaction costs in respect of acquisitions not yet completed.

  **
  Represents transaction and integration costs in respect of acquisitions incurred in the year ended 30 June 2011.

  In the year ended 30 June 2012 there were no material disposals impacting organic growth but adjustment is made to exclude the impact of the disposals completed under the reorganisation of the group's US wines operations and the Gilbeys wholesale wine business in Ireland in the year ended 30 June 2011.

(3)
Exceptional operating charges of £40 million for the year ended 30 June 2012 (2011 – £289 million) comprised a gain of £115 million (2011 – £nil) in respect of changes in the calculation of future pension increases for Diageo's principal UK and Irish pension schemes, a brand impairment charge of £59 million (2011 – £39 million), a charge of £69 million (2011 – £77 million) for the operating model review announced in May 2011 and £27 million (2011 – £34 million) for the restructuring of the group's Global Supply operations in Scotland, Ireland and in the United States. In the year ended 30 June 2011 exceptional operating items also included a charge of £139 million in respect of duty settlements with the Turkish and the Thai customs authorities and settlements with the Securities and Exchange Commission (SEC) regarding various regulatory and control matters.

Cost of sales

Reported cost of sales for the year ended 30 June 2012 increased by £249 million from £4,010 million in the year ended 30 June 2011 to £4,259 million in the year ended 30 June 2012. Included in cost of sales in the year ended 30 June 2012 were exceptional items of £31 million (2011 – £27 million). Acquisitions and disposals added £91 million, with Mey Içki being the principal contributor, and favourable exchange movements reduced cost of sales by £38 million. The 2% volume increase together with some mix benefits added £110 million to cost of sales. Cost increases on materials, utilities and logistics amounted to 5% of cost of sales, and half of this increase was offset by cost reductions through asset rationalisation, procurement benefits and operational efficiencies.

Business review (continued)

Corporate revenue and costs

Net sales were £70 million in the year ended 30 June 2012, flat relative to the comparable prior period. Net operating charges were £186 million in the year ended 30 June 2012 having been £137 million in the year ended 30 June 2011. The movement was made up of:

  •
  a charge of £12 million versus a benefit of £21 million in the year ended 30 June 2011, arising from currency transaction hedging which is controlled centrally;

  •
  £19 million in respect of transaction costs incurred on acquisitions; and

  •
  a £3 million reduction in underlying corporate costs.

Business review (continued)

Category review

	Volume* movement	Organic net sales movement	Reported net sales movement
	%	%	%
Category performance
Spirits	3	8	12
Beer	2	5	4
Wine	(3)	(7)	(9)
Ready to drink	(3)	—	—
Total	2	6	8

Strategic brand performance**
Whisk(e)y:	4	10	9
Johnnie Walker	7	15	14
Crown Royal	(4)	(3)	(3)
JeB	(1)	(3)	(5)
Buchanan's	12	24	23
Windsor	(4)	(1)	—
Bushmills	18	20	19

Vodka:	5	13	15
Smirnoff	5	6	5
Ketel One vodka	9	9	10
Cîroc	60	62	63

Rum:	6	8	8
Captain Morgan	9	9	9

Liqueurs:	(2)	1	—
Baileys	(4)	(1)	(1)

Tequila:	(2)	—	—
Jose Cuervo	(4)	(5)	(5)

Gin:	1	3	3
Tanqueray	1	2	2

Beer:	2	5	4
Guinness	1	4	3

*
Organic equals reported movement for volume, except for: total volume 6%, spirits 7%, beer 4%, wine (4)%, vodka 8% reflecting the Mey Içki, Meta Abo and Serengeti Breweries acquisitions and disposals last year.

**
Spirits brands excluding ready to drink.

Spirits was 66% of Diageo net sales and delivered over 80% of the group's growth. Developed markets grew net sales 4% on flat volume and emerging markets grew 18% with 9 percentage points of positive price/mix through strong pricing and favourable mix as consumers move up the price ladder.

Business review (continued)

Total Whisk(e)y was 35% of Diageo portfolio by net sales. Scotch delivered strong growth with net sales up 12%. Premium and super premium drove this growth and price/mix was up 7 percentage points as a result. In the developed markets, weakness in Southern Europe led to declines in value and standard scotch brands. These segments grew double digit in the emerging markets as Diageo continued to drive recruitment through the more affordable brands. Premium and super premium brands grew in all regions on the back of successful innovations and strong marketing. The Singleton more than doubled net sales in Germany and France behind the 'Best tasting Single Malt – You decide' campaign and Old Parr grew 23% with 10 percentage points of positive price/mix through exceptional growth in PUB and Colombia. In the growing North America whiskey segment Bulleit delivered over 60% growth in net sales on the back of the success of Bulleit Rye.

        Johnnie Walker had another exceptional year, posting 15% net sales growth, with the fastest growth coming from super deluxe variants. The growth of Red Label was driven by the emerging middle class recruitment programmes with the 'Step Up' activation delivering almost 60% net sales growth in South Africa and the 'Keep Walking Brazil' campaign driving 16% net sales growth in PUB. The continued success of Johnnie Walker Double Black, priced at a 20% premium to Black Label, together with price increases drove 15% net sales growth for the Black Label variant. Super deluxe grew 28% in the year as the brand experienced a significant shift to higher marks in North America, driven by the new Blue Label packaging and the successful engraving advertising campaign, and as Gold Label net sales more than doubled in Asia Pacific. Johnnie Walker XR21 was also very successful within its core geographical target region of Asia Pacific, reaching near 20% share in its segment since launch. Total marketing spend increased 11% with over 80% of the incremental investment directed towards emerging markets, especially Asia Pacific and Latin America, and behind proven global growth drivers, including the 'Walk with Giants' and 'Step Inside the Circuit' campaigns and ongoing grand prix sponsorships.

        While the economic challenges in Europe have resulted in a 3% reduction in JeB net sales globally, this represented a significant slowing in the rate of decline versus last year as the JeB business is rebalancing between developed and emerging markets. Slowdown in the second half reflected the reversal of the pre excise duty increase buy-in in France, while underlying consumption trends did not change materially. Turkey posted 21% net sales growth and Africa and Latin America also saw double digit top line growth on the back of the 'City Remix' programme significantly increasing consumer engagement with the brand.

        Buchanan's delivered strong double digit net sales growth for the third consecutive year, supported by the launch of the 'Share Yourself' campaign and the solid growth of Buchanan's Special Reserve, especially in Venezuela and Colombia. The 12 percentage points of positive price/mix was a result of price increases and premiumisation across the Americas, helped by the successful roll-out of Buchanan's Master, trading consumers up beyond deluxe at an 18% price premium. The brand posted 11% net sales growth in North America.

        Windsor grew share and remained the leading scotch brand in Korea, net sales however declined 1% as the whisky market contracted further in the country. Share gain has been achieved through the 'Share the Vision' campaign in the first half, followed by point of sale promotions in the second half. Windsor 12 and 17 variants enjoyed 4 and 2 percentage points of positive price/mix, respectively on the back of price increases put through last year.

        While Crown Royal held share in the highly competitive non flavoured North America whiskey segment, the brand's performance was impacted by the lapping of the successful launch of Crown Royal Black last year and also by its segment losing share to flavoured whiskey. Marketing spend was focused

Business review (continued)

behind the launch of the 'Crown Life' programme appealing to the African-American and Hispanic consumers in the United States.

        Bushmills delivered double digit increases in both volume and net sales. Its performance was particularly strong in Eastern Europe, where it made some important share gains. Bushmills Honey was launched successfully in the United States and delivered a third of the brand's growth globally.

Vodka, 12% of Diageo net sales, saw 13% growth with positive price/mix as value vodka brands declined and super premium brands grew strongly with volume up almost 30%. The category drove a quarter of the group net sales growth with the super premium segment delivering 74% of that increase through the continued strong performance of Cîroc.

        Smirnoff returned to strong growth, driven by a marked acceleration in developed markets and double digit growth in Africa and Latin America. Marketing spend increased 10% focusing on proven growth drivers. Fifty countries participated in the Smirnoff 'Nightlife Exchange Project', which in its second year was expanded by the collaboration with Live Nation and Madonna. In the United States, Smirnoff grew volume share with the highly successful innovation launches of Smirnoff Whipped Cream and Fluffed Marshmallow and also as a result of the Smirnoff 21 'I Choose' campaign. Great Britain, Germany and the Benelux led Smirnoff's growth in Europe through the execution of 'Madonna Limited Edition' campaigns.

        Ketel One vodka delivered 8% net sales growth in North America with continued share gains fuelled by the highly successful 'Gentlemen, this is Vodka' campaign. Ketel One vodka is now sold in 63 markets. Latin America and Asia Pacific posted net sales growth over 50%, with PUB, Australia and South East Asia being the key drivers of growth in these regions on the back of leveraging the brand's association with cocktail culture through the media.

        Cîroc had another outstanding year with 62% global top line growth supported by 52% increase in marketing spend, mainly behind the 'Cîroc the New Year' campaign and in the digital space. The highly successful launch of Cîroc Peach together with the continued double digit growth of Red Berry and Coconut depletions helped the brand to gain further share and it is the fastest growing ultra premium vodka in the United States. Outside North America, the brand more than doubled its net sales.

Rum, which was 6% of Diageo net sales, posted 8% growth with 2 percentage points of positive price/mix helped by 32% growth in Latin America and a 7% increase in North America.

        The leading brand of the portfolio, Captain Morgan posted 9% net sales growth. In North America, the new 'Life, Love and Loot' campaign supplemented with the launch of Captain Morgan Black Spiced and marketing innovations, such as the 'Captain's Conquest', resulted in share gains and 7% net sales growth. Elsewhere the brand continued to benefit from the long running 'Got a Little Captain in You?' and the 'Captain's Island' campaigns, which drove the 15% increase in marketing spend globally and resulted in strong double digit top line growth in Germany, Ireland, Russia and Eastern Europe, and the brand almost tripled in the Benelux.

        The wider rum category saw very strong double digit growth in Zacapa due to Latin America, Europe and North America. The successful extension of Bundaberg into the white rum segment and the launch of the limited edition premium Bundy Masters Distillers Collection drove growth of Bundaberg in Australia.

Liqueurs were 5% of Diageo net sales. The challenging commercial environment in Western Europe together with the reduction in the depth and frequency of promotions in Great Britain continued to

Business review (continued)

impact Baileys' performance. However, Baileys posted 6% growth outside Europe with net sales up 42% in China on the back of a new marketing campaign aimed at female consumers.

Tequila represented 3% of Diageo net sales. Don Julio continued its strong performance with 26% growth, outperforming the fast growing super premium tequila segment with the continued acceleration of 1942, Reposado, Anejo and the successful launch of Tequila Don Julio 70, the world's first Anejo Claro.

        Jose Cuervo Especial declined 5%, driven by the impact of distributor destocking on Jose Cuervo Especial Gold in the first half and also by consumers shifting away from dark tequilas. This was partially offset by an increase in Jose Cuervo Especial Silver net sales, helped by consumer trends and the recruitment from the ProBeach Volleyball Series.

Gin represented 3% of Diageo net sales and grew 3%. Emerging market consumer demand drove double digit net sales growth of value gin brands in Africa, while super premium gin grew over 20% in Asia Pacific and Latin America as the category saw a resurgence as the 'white spirit of choice' with bartenders.

        Tanqueray grew net sales 2% globally, despite a slight decline in its biggest market, North America, as the brand grew over 10% in its new markets across Western Europe, with Iberia up 24%, and grew 17% in the emerging markets, with both Africa and Latin America posting double digit growth. The new brand strategy and the supporting 'Tonight We Tanqueray' communications campaign drove 11% increase in marketing spend.

Premium local spirits:    During the year Diageo completed the acquisition and integration of Mey Içki, the leading spirits company in Turkey. Mey Içki posted £291 million net sales in the year with 5.1 million equivalent units of volume. Raki is the main spirits category in the Turkish market and Mey Içki is a clear market leader in the category with Yeni Raki being the most recognised brand. Mey Içki gained share during the year as marketing spend was focused on modern and traditional raki occasions, building strong brand equities and maintaining executional excellence in store. Diageo also increased its shareholding in Quanxing by 4% and from 29 June has control of Shuijingfang, fiscal 2013 will be the first full year Diageo consolidates the company's results. Chinese white spirits delivered 36% net sales growth outside China, driven by price increases and expanded distribution footprint with Shui Jing Fang now available in the duty free channel at forty airports and on two airlines worldwide and also in seven domestic markets. During the year Diageo also acquired an additional 20.6% stake in Hanoi Liquor Joint Stock Company in Vietnam and agreed to acquire Ypióca, the leading premium cachaça brand in Brazil.

Beer brands represented 21% of Diageo net sales and grew 5% with the developed markets up 1% despite declining volumes and emerging markets growing 9% with 6 percentage points of positive price/mix.

        Guinness made up 52% of Diageo's beer business by net sales. The brand delivered 2% net sales growth in the developed markets as the successful launch of Guinness Black Lager together with price increases on Guinness Kegs drove 9% net sales growth for Guinness in North America. In the emerging markets, net sales were up 8% with strong growth across Africa and continued share gains and price increases in Indonesia. Nigeria is now the biggest market for Guinness by net sales and the brand further extended its footprint this year with double digit growth across the other Africa markets. Marketing spend behind the 'Guinness The Match' and 'Guinness Football Challenge' campaigns tapped into African consumers' fervent love of football, and the launch of a landmark new TV campaign 'The Ticket', and 'Guinness VIP', a mobile phone relationship marketing programme with the participation of 2.4 million consumers, drove 7% increase in spend globally.

Business review (continued)

        Local African beers continued to perform strongly, with Tusker and Harp posting strong double digit top line growth supported by innovations, such as the launch of Harp Lime in Nigeria and Tusker Lite in Kenya. Senator delivered more than a quarter of the beer net sales growth, driven by price increases and footprint expansion in Kenya.

Wine was 4% of Diageo net sales. It remained a challenging category with volume declining in North America and Europe and with a shift to the lower end of the portfolio.

Ready to drink, 7% of Diageo net sales, was flat. Emerging markets posted a 7% increase, offset by a 2% reduction in developed markets, driven by a decline in Australia despite share gains. The transfer of production and sales of Smirnoff ready to drink in South Africa to Diageo's associate had a full point impact on growth rates. Excluding this the category grew 1% globally. Smirnoff Ice posted strong growth across the emerging middle class consumers of Africa and Latin America and the launch of Parrot Bay and Smirnoff Frozen Pouches proved to be a huge success in the United States. The launch of Smirnoff Ice Green Apple and Raspberry Splash revived the Smirnoff Ice portfolio in Asia driving accessibility and recruiting female consumers to the category.

2012

North America

"The North American business has delivered another strong set of results. We have continued to drive price/mix by staying focused on: disciplined promotional spend, growth of our strategic brands and the continued growth of our premium and super premium brands, most notably Johnnie Walker and Cîroc. We've achieved this through consistent investment in targeted campaigns that have improved brand equities. Innovation continues to be a competitive strength and we have both sustained past launches and delivered exciting new products. Previously identified enhancements to our distribution system were implemented in the year and will benefit our future growth. Strong pricing and mix shift to premium products, coupled with our continued focus on cost, drove margin improvement, however this was offset by higher marketing. These measures, taken together, have delivered efficient growth and strengthened our business."

Larry Schwartz
President, Diageo North America

Key highlights

  •
  Strong delivery of the strategic brands in the United States resulted in spirits net sales growth of 7% and drove performance in North America. Incremental net sales were driven by Cîroc, up 61%, as the strong performance of existing variants was amplified by the launch of Cîroc Peach, Diageo's most successful North American product launch to date.

  •
  The performance of beer improved overall as Guinness more than offset softness in other beer brands. The launch of Guinness Black Lager, the performance of Guinness and selective price increases across the brand drove price/mix improvements in beer, and Guinness gained share in the imported beer segment.

  •
  Ready to drink net sales returned to growth, as the strong performance of innovation launches such as Parrot Bay and Smirnoff pouches, and cocktails, including Jose Cuervo Light Margarita, Zero Calorie Margarita Mix and Light Margarita Flavours offset declines on Smirnoff ready to drink.

Business review (continued)

  •
  The wine restructuring is complete, improving the economics of the business. Wine continues to play a valuable role in the route to market, but it remains a challenging category and pricing pressure is intense.

  •
  Marketing investment was up 7%, an increase of 20 basis points as a percentage of net sales, primarily behind strategic brands. Captain Morgan and Smirnoff regained momentum on the back of compelling new advertising campaigns 'To Life, Love and Loot' and a new version of 'I choose' which included the launch of Smirnoff Whipped Cream and Fluffed Marshmallow. The strong performance of Johnnie Walker was the result of a scotch marketing spend increase of 24%, as the launch of Johnnie Walker Double Black in October, the 'Say it without saying it' campaign and Blue Label engraving, drove a significant shift into higher priced variants and net sales increased 18%.

  •
  Net sales growth of 5% in Canada was driven by category leaders Smirnoff and Captain Morgan which delivered increases of 5% and 8% respectively. Guinness net sales grew 8% supported by a national television campaign in English and French, the first of its kind in three years.

Performance

Key financials	2011 Reported (restated)	Exchange	Acquisitions and disposals	Organic movement	2012 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	3,366	18	(26)	198	3,556	6
Marketing spend	508	2	1	37	548	8
Operating profit before exceptional items	1,275	3	(3)	79	1,354	6
Exceptional items	(23)				(11)

Operating profit	1,252				1,343	7

Business review (continued)

	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key markets and categories:
North America	2	6	6
United States	1	6	6
Canada	2	5	5
Spirits	2	7	7
Beer	1	4	5
Wine	(5)	(7)	(17)
Ready to drink	—	3	3
The strategic brands:**
Johnnie Walker	9	18	18
Crown Royal	(4)	(3)	(2)
Buchanan's	9	11	11
Smirnoff	3	4	5
Ketel One vodka	8	8	8
Cîroc	58	61	62
Captain Morgan	5	7	7
Baileys	3	5	5
Jose Cuervo	(6)	(7)	(7)
Tanqueray	(2)	(1)	(1)
Guinness	9	9	10

*
Organic equals reported movement for volume except for: total North America volume 1% and wine (13)% due to disposals.

**
Spirits brands excluding ready to drink.

2012

Europe

"The economy remains very uneven in Europe. We continue to deliver substantial sales and profit growth in Europe's emerging countries of Russia, Eastern Europe and Turkey, as well as a good performance across Northern Europe. Clearly though, Southern Europe remains challenging. From a category point of view, scotch remained very strong in the emerging markets offsetting decline in Southern Europe. Smirnoff continued to grow in Great Britain and Captain Morgan continued to perform strongly with 18% net sales growth. Weaker Baileys performance was driven by the change in promotional strategy in Great Britain and the challenges in Southern Europe. Overall marketing campaign activity has been maintained and the reinvestment rate increased as we spent more behind scotch and emerging markets while improving effectiveness in Western Europe. In Turkey, the integration of Mey Içki has been completed successfully and the enhanced route to market will be a key growth driver as we bring our international brands to the expanding middle class consumer base there. Finally, the new operating model has delivered further efficiencies and improved operating margin."

Andrew Morgan
President, Diageo Europe

Business review (continued)

Key highlights

  •
  In increasingly challenging economic conditions in Southern Europe, Diageo Europe's underlying performance remained relatively consistent throughout the year. Organic net sales growth in Turkey was (12)% in the second half against 114% in the first half as it lapped the customs dispute that was resolved in April 2011. The second half was also impacted by the decision to increase H1 shipments into Eastern European markets to avoid custom administration delays which had occurred in H2 in prior years.

  •
  Formerly material markets for Diageo, Iberia, Greece and Italy in total represent 5% of net sales globally after a number of years of tough trading. These Southern European markets declined 6% in volume and 9% in net sales as deeper austerity measures put additional pressure on consumption and sales mix. JeB and Baileys were the brands impacted most, both declining 8% in net sales in these markets. However, growth of Tanqueray, Captain Morgan and Bushmills partially offset these declines.

  •
  In Ireland, Guinness Draught and Smithwick's grew share in the on trade and Harp in the off trade, but the beer market remains in decline and net sales fell 5%.

  •
  In Great Britain, reduced promotional activities across the portfolio drove 2% decline in net sales with 4 percentage points of positive price/mix. Smirnoff delivered 6% net sales growth, driven by Smirnoff Red gaining share despite the promotional reductions. Beer net sales grew 6% with price increases on Guinness and a successful year for Red Stripe as the brand's sales, distribution and marketing were brought in house.

  •
  The rest of Western Europe delivered 6% growth in spirits, fuelled by double digit top line growth of Smirnoff and Captain Morgan. Germany maintained strong momentum on the back of increased customer marketing focus and benefited from the premiumisation trend for international spirits. Captain Morgan saw almost 60% net sales growth with 4 percentage points of share gain. Net sales in France were flat as the second half saw the reversal of the pre excise tax increase buy in coupled with difficult market conditions. The Singleton more than doubled in net sales as the brand gained share in France supported by improved distribution.

  •
  In Russia and Eastern Europe, double digit net sales growth was driven by scotch, with Johnnie Walker up 11%, Bell's up 57% and White Horse up 17%. Marketing spend was focused behind Johnnie Walker and also on launching the first ever local campaign for White Horse, the biggest whisky brand in Russia. Black & White, targeting consumers seeking a more affordable entry into the scotch category, performed well following its launch last August. As a result of broadening from scotch into other categories in these fast growing markets, Captain Morgan and Bushmills also contributed to top line growth with net sales growth over 30% for both and share gains within the growing rum and Irish whiskey categories.

  •
  In Turkey the integration of Mey Içki has been completed successfully. Net sales growth of 28% reflected the resolution in 2011 of the customs dispute which had impacted imports and also the share gains made as a result of marketing investment behind Johnnie Walker, JeB and Smirnoff. The inorganic part of the Turkish business delivered £291 million of net sales as Yeni Raki continued to be the market leader and while the recent duty increase impacted sales in the category, Mey Içki gained 3 percentage points of share on the back of very effective on trade marketing activities and increased penetration into beer led outlets.

Business review (continued)

Performance

Key financials	2011 Reported (restated)	Exchange	Acquisitions and disposals	Organic movement	2012 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	2,703	(25)	288	(17)	2,949	9
Marketing spend	403	(4)	30	10	439	9
Operating profit before exceptional items	796	(4)	107	26	925	16
Exceptional items	(157)				41

Operating profit	639				966	51

	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key markets and categories:
Europe	(1)	(1)	9
Western Europe	(3)	(3)	(4)
Russia and Eastern Europe	14	16	13
Turkey	7	28	983
Spirits	—	1	17
Beer	(3)	—	(1)
Wine	(5)	(10)	(5)
Ready to drink	(8)	(7)	(7)
The strategic brands:**
Johnnie Walker	5	4	3
JeB	(4)	(7)	(8)
Smirnoff	1	5	4
Captain Morgan	20	18	18
Baileys	(9)	(7)	(8)
Guinness	(4)	(2)	(3)

*
Organic equals reported movement for volume except for: total Europe volume 12%, spirits 16%, wine (2)% and Turkey 1,081% reflecting the acquisition of Mey Içki this year and sale of Gilbeys in the previous year.

**
Spirits brands excluding ready to drink.

2012

Africa

"Diageo Africa's strong routes to market and leading brands have harnessed the growth opportunities presented by the region. This has delivered another year of double digit net sales growth with particularly strong growth in East Africa, Ghana and Cameroon. While it was a further year of strong net sales growth in beer, spirits are now making a meaningful contribution, driving over 40% of total growth and representing 25% of net sales in the region. This increased breadth together with price

Business review (continued)

increases was reflected in operating margin improvement. Fiscal 2012 was another year of investment for growth. We invested in marketing our brands, primarily Guinness, Tusker and Johnnie Walker, and behind innovations such as the launch of Harp Lime in Nigeria. We invested in capital expenditure to expand capacity in Nigeria and East Africa and we broadened our presence across Africa, with the acquisition of the Meta Abo Brewery in Ethiopia."

Nick Blazquez
President, Diageo Africa

Key highlights

  •
  Net sales in Nigeria grew 4%. Harp delivered another year of double digit net sales growth, however, net sales of Guinness declined slightly as price increases were implemented to maintain its premium position in a difficult economic environment. Strong spirits net sales growth resulted from more volume of premium plus brands and price increases across the portfolio, delivering positive price/mix. Marketing spend increased 3% driven by the successful launch of Harp Lime.

  •
  East Africa delivered a strong performance driven by Senator, Tusker, Guinness and the strong growth of spirits. Investment behind marketing, innovation such as Tusker Lite and improved distribution drove the strong beer performance. Increased sales focus on international spirits and Kenya Cane in new glass bottles drove very strong double digit growth across spirits.

  •
  Cameroon and Ghana represent three quarters of Diageo's Africa Regional Markets and delivered approximately 90% of incremental net sales. This was driven by Guinness in Cameroon, and Malta, Guinness and Star in Ghana. Marketing spend increased 5% across Africa Regional Markets, principally focused on Johnnie Walker, with a campaign that included outdoor advertising, trade visibility and mentoring programmes. During the year Diageo completed the acquisition of the Meta Abo Brewery in Ethiopia and continued to build the spirits business in Angola, expanding the distribution footprint in the region.

  •
  Increased headcount and outlet coverage delivered improvements in the route to market in South Africa. This drove strong double digit net sales growth of Smirnoff and Johnnie Walker, which offset a decline in ready to drink. Price increases followed a 20% increase in excise duty and net sales grew 7%. Marketing spend was focused behind Johnnie Walker with the 'Step Up' campaign, contributing to brandhouse's 70 basis points of volume share gain in the off trade scotch category. Overall brandhouse grew share of total beverage alcohol by 90 basis points.

Performance

Key financials	2011 Reported (restated)	Exchange	Acquisitions and disposals	Organic movement	2012 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	1,357	(77)	29	138	1,447	7
Marketing spend	140	(8)	4	14	150	7
Operating profit before exceptional items	333	(22)	4	65	380	14
Exceptional items	(7)				(5)

Operating profit	326				375	15

Business review (continued)

	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key markets and categories:
Africa	5	11	7
Nigeria	(1)	4	1
East Africa	8	19	16
Africa Regional Markets	7	15	13
South Africa	8	7	(3)
Spirits	9	20	11
Beer	4	9	6
Ready to drink	(11)	—	(6)
The strategic brands:**
Johnnie Walker	35	39	31
JeB	18	12	4
Smirnoff	25	20	10
Captain Morgan	1	—	(9)
Baileys	22	26	21
Guinness	3	7	3

*
Organic equals reported movement for volume except for: Africa 8%, East Africa 11%, Africa Regional Markets 14%, beer 8% and Smirnoff 26% reflecting the acquisition of Serengeti and Meta Abo Breweries.

**
Spirits brands excluding ready to drink.

2012

Latin America and Caribbean

"Our performance in Latin America and Caribbean during the year demonstrated the strength and sustainability of our business. In order to capture the consumer opportunity in the emerging middle class, we increased marketing spend to enhance our brand equities in scotch, increase the resonance of vodka and support innovation. We enhanced our routes to market with more dedicated distributors in Brazil, a new distributor agreement in Costa Rica and a new supply distribution centre in Panama. Additionally we have helped more than 12,000 people acquire vocational skills through our Learning for Life programme. We finished the year with the exciting acquisition of Ypióca, which will dramatically expand our presence in Brazil. This sustained investment is building a strong and successful business."

Randy Millian
President, Diageo Latin America and Caribbean

Key highlights

  •
  Price increases and accelerated reserve brand performance drove 9 percentage points of positive price/mix in Paraguay, Uruguay and Brazil (PUB). Over 60% of net sales growth was driven by scotch, primarily Johnnie Walker and Old Parr. Investment continued behind the route to

Business review (continued)

    market, with more distributors on an exclusive basis and behind brands with a 14% increase in marketing spend, over half of which was focused behind Johnnie Walker and the 'Keep Walking Brazil' campaign, driving 17% net sales growth for the brand. The balance of spend focused on vodka, which accounted for over 20% of incremental net sales, driven by both the impressive growth of Smirnoff and Cîroc.

  •
  Venezuela and Colombia make up the Andean market. Here growth was driven by a recovery of Venezuelan imports in line with currency availability and a 32% increase in net sales in Colombia. Scotch delivered over two thirds of the market growth while double digit net sales growth in rum and liqueurs also made significant contributions. Diageo gained share in both deluxe and super deluxe scotch, with two thirds of the increase in marketing spend directed towards the scotch category, principally Buchanan's in Venezuela, Old Parr in Colombia and Johnnie Walker and the launch of Haig Supreme across the market.

  •
  Strong growth of scotch drove 16% net sales growth in Mexico. Solid growth of Captain Morgan and Zacapa coupled with the launch of Nuvo drove double digit growth in rum and liqueurs. This increased Diageo's category breadth and increased its share of total spirits. Marketing spend increased 12% and focused on both scotch and rum.

  •
  A very good performance in West Latin America and Caribbean was delivered by strong growth in Argentina, Chile, Peru, the free trade zones, Costa Rica and Jamaica. Price increases and double digit net sales growth of scotch and reserve brands delivered 7 percentage points of positive price/mix. Marketing spend focused on Johnnie Walker and Smirnoff which grew net sales 9%.

Performance

Key financials	2011 Reported (restated)	Exchange	Acquisitions and disposals	Organic movement	2012 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	1,063	(22)	—	198	1,239	17
Marketing spend	184	(6)	1	31	210	14
Operating profit before exceptional items	318	(2)	(2)	69	383	20
Exceptional items	(6)				(2)

Operating profit	312				381	22

Business review (continued)

	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key markets and categories:
Latin America and Caribbean	10	19	17
PUB	11	20	15
Andean	18	42	44
Mexico	15	16	9
West Latin America and Caribbean	9	16	16
Spirits	11	20	18
Beer	(2)	8	7
Wine	15	21	16
Ready to drink	2	15	10
The strategic brands:**
Johnnie Walker	5	14	12
Buchanan's	13	28	25
Smirnoff	18	19	13
Baileys	3	9	6

*
Organic equals reported movement for volume.

**
Spirits brands excluding ready to drink.

2012

Asia Pacific

"We had another successful year in Asia Pacific maintaining our leadership position in international spirits and gaining share in all key markets and categories. The emerging markets of Asia grew double digit with South East Asia up 15%, Greater China 13% and India 24%. Uncertainty around the global economy led to further contraction of the whisky market in Korea and weaker consumer confidence in Australia which led to roughly flat net sales in developed Asia Pacific. The price increases we implemented in South East Asia, China and Global Travel Asia drove more than half of our incremental top line, and this together with the premiumisation of our portfolio delivered 6 percentage points of positive price/mix. Scotch remained the growth engine of the region delivering more than 80% of net sales growth and almost half of this growth came from our super deluxe brands. Other reserve brands also performed well, with very strong net sales growth from Zacapa, Ketel One vodka and Cîroc. I am also proud of the performance of Guinness, delivering 12% net sales growth through share gains and strong pricing. We continued to invest in infrastructure, sales execution, innovation and acquisitions, including our increased stake in Shuijingfang in China and Halico in Vietnam, creating a stronger platform for future growth. Despite these investments and as a result of our successful premiumisation strategy and focus on pricing, operating margin improved in the year."

Gilbert Ghostine
President, Diageo Asia Pacific

Business review (continued)

Key highlights

  •
  Underlying consumption trends continued to be strong in emerging Asia as reflected in the 14% increase in full year net sales. In the fourth quarter route to market changes were implemented in South East Asia which reduced shipments in the period and adversely impacted the market's second half performance. The global slowdown affected consumer sentiment in Australia and the second half was weaker. Diageo Korea net sales also slowed from the first half but Diageo gained share in scotch and vodka.

  •
  South East Asia delivered 3% volume growth with 12 percentage points of price/mix as a result of price increases and premiumisation and the market was the biggest contributor to pricing, deluxe and above scotch growth and margin improvement in the region. Deluxe and super deluxe launches, such as Platinum, XR21 and Double Black helped the Johnnie Walker portfolio to gain further share which together with price increases resulted in 23% net sales growth. Guinness had another strong year, breaking the £100 million barrier, with 13% net sales growth through strong pricing and continued share gains in Indonesia on the back of St Patrick's and Arthur's Day and World Series of Pool activations.

  •
  Net sales growth of 13% in Greater China, and 16% in China, with 5 and 6 percentage points of positive price/mix, respectively, was due to the successful premiumisation strategy and price increases across the portfolio. Reserve brands net sales increased over 60% in China with continued strong performance from Johnnie Walker super deluxe variants and The Singleton. Baileys posted 37% net sales growth with 18 percentage points of positive price/mix, supported by increased marketing spend, in particular the Baileys 'Perfect Place' participation platform. The launch of Guinness Original in January in Shanghai together with the strategy of super premium pricing drove 17% net sales increase for Guinness. Marketing spend increased ahead of net sales at 20%, with most of the incremental investment going behind Johnnie Walker Deluxe and Super Deluxe in China. Strong premiumisation momentum continued in the second half of the year as reflected in the 7 percentage points of price/mix achieved and underlying consumption trends remained robust. Lower top line growth in the second half was driven by lapping an unusually strong third quarter last year together with shipment phasing in Taiwan.

  •
  Strong momentum across the scotch portfolio, with share gains in every segment, was the main driver of 24% net sales growth in India. VAT69 delivered 39% top line growth with 10 percentage points of price/mix, supported by increased marketing spend and the launch of VAT69 Black. Johnnie Walker Black Label net sales increased over 40%, driven by the Formula 1 sponsorship programme, along with the 'Step Inside the Circuit' campaign. Rowson's Reserve, launched in the prestige Indian Made Foreign Liquor segment in October, gained distribution and share.

  •
  Diageo's Global Travel Asia and Middle East remained strong. Volume in the Middle East was impacted by price increases and despite 9% positive price/mix, net sales declined 2% as a result. In Global Travel Asia, reserve brands net sales increased 37% supported by the successful launch of Johnnie Walker Platinum, Gold Label Reserve, XR21 and the Blue Label Casks Edition. The increased focus on reserve brands together with price increases and product differentiation strategy for duty free consumers resulted in 31% net sales growth for Global Travel Asia.

  •
  In a weaker market Diageo Australia net sales declined slightly, however the business delivered share gains in spirits and ready to drink. The market is expected to return to growth on the

Business review (continued)

    basis of strong fundamentals. Increased focus and marketing spend delivered over 80% net sales growth of reserve brands, with Johnnie Walker's ultra premium brands the main contributors. Innovation extended Bundaberg into new segments with the launch of Bundaberg Five into white rum and the limited edition Bundy Masters Distillers Collection into premium to drive 5% growth. Smirnoff also grew 5% on the back of a successful advertising campaign. Baileys gained share but declined in a tough category.

  •
  In North Asia strong share gains in a declining scotch category and in the growing beer category in Korea, together with share gains in vodka, resulted in 1% net sales growth. Windsor gained further market share in Korea, however the brand's net sales remained in decline as the contraction of the whisky market accelerated. Guinness grew 18% in Korea and Smirnoff more than doubled with increased marketing spend behind vodka and beer as part of the strategy to build Diageo's footprint outside of the whisky category. Japan delivered 3% net sales growth, lapping the launch of I.W. Harper ready to drink, with strategic brands growing double digit, with Guinness up 17% and Smirnoff up 33%, as the brand increased market share on the back of improved distribution and successful brand activations.

Performance

Key financials	2011 Reported (restated)	Exchange	Acquisitions and disposals	Organic movement	2012 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	1,377	17	—	107	1,501	9
Marketing spend	303	6	—	35	344	14
Operating profit before exceptional items	299	—	(11)	54	342	14
Exceptional items	(50)				(10)

Operating profit	249				332	33

Business review (continued)

	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key markets and categories:
Asia Pacific	2	8	9
South East Asia	3	15	14
Greater China	8	13	16
India	17	24	13
Global Travel Asia and Middle East	(5)	11	11
Australia	—	(1)	3
North Asia	(1)	1	3
Spirits	3	10	12
Beer	1	11	11
Ready to drink	(6)	(6)	(2)
The strategic brands:**
Johnnie Walker	4	17	18
Windsor	(4)	(1)	—
Smirnoff	1	3	2
Guinness	10	12	12

*
Organic equals reported movement for volume.

**
Spirits brands excluding ready to drink.

Business review (continued)

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

Operating costs before exceptional items    On a reported basis, operating costs before exceptional items increased by £23 million in the year ended 30 June 2011 due to a decrease in cost of sales of £70 million from £4,053 million to £3,983 million, an increase in marketing spend of £119 million from £1,419 million to £1,538 million, and a decrease in other operating expenses before exceptional costs of £26 million, from £1,557 million to £1,531 million. The impact of exchange rate movements decreased total operating costs before exceptional items by £239 million.

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

Business review (continued)

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

        Restructuring programmes totalling £111 million comprised £77 million (2010 – £nil) for the operating model review announced in May 2011 primarily in respect of employee termination charges, £24 million (2010 – £93 million) for the restructuring of Global Supply operations in Scotland and the United States primarily in respect of accelerated depreciation and redundancies and £10 million (2010 – £12 million) for the restructuring of the group's brewing operations in Ireland announced in 2008 in respect of accelerated depreciation. In the year ended 30 June 2010 restructuring programmes also included a charge of £85 million for the global restructuring programme and a £48 million net credit for the restructuring of the wines business in the United States.

        In the year ended 30 June 2011 total restructuring cash expenditure was £118 million (2010 – £145 million) and the cash payments made for the exceptional SEC and duty settlements amounted to £141 million (2010 – £nil).

Post employment plans    Post employment net costs for the year ended 30 June 2011 were a charge of £105 million (2010 – £133 million) comprising £110 million (2010 – £92 million) included in operating costs before exceptional items, pension curtailment gains of £8 million (2010 – £6 million) in exceptional items and a charge of £3 million (2010 – £47 million) in net finance charges.

        The deficit in respect of post employment plans before taxation decreased by £367 million from £1,205 million at 30 June 2010 to £838 million at 30 June 2011 primarily as a result of an increase in the market value of assets held by the post employment plans. Cash contributions to the group's UK and Irish pension schemes in the year ended 30 June 2011 were £151 million.

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

Business review (continued)

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

Taxation    The reported tax rate for the year ended 30 June 2011 was 14.5% compared with 21.3% for the year ended 30 June 2010. Factors that reduced the reported tax rate included settlements agreed with tax authorities that gave rise to releases of tax provisions and an increase of £115 million in the carrying value of deferred tax assets in respect of brands under the taxation basis applicable at 30 June 2011. The tax rate before exceptional items for the year ended 30 June 2011 was 17.4% compared with 21.6% for the year ended 30 June 2010.

        The tax rates from continuing operations before exceptional and after exceptional items for the years ended 30 June 2011 and 30 June 2010 were calculated as follows:

	Year ended 30 June
	2011	2010
	£ million	£ million
Taxation on profit from continuing operations (A)	343	477
Tax credits in respect of exceptional items	54	49
Exceptional tax credits	66	—

Tax before exceptional items (B)	463	526

Profit before taxation (C)	2,360	2,239
Losses on sale of businesses	14	15
Exceptional operating costs	289	177

Profit from continuing operations before taxation and exceptional items (D)	2,663	2,431

Tax rate after exceptional items (A/C)	14.5%	21.3%
Tax rate before exceptional items (B/D)	17.4%	21.6%

Discontinued operations    Discontinued operations in the year ended 30 June 2010 comprised a charge after taxation of £19 million in respect of anticipated future payments to thalidomide claimants.

Business review (continued)

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

Analysis by business area and brand

As reported on page 35, Diageo announced changes to its regional structure on 25 May 2011. As a result of this change the segmental information for the years ended 30 June 2011 and 2010 have been restated. The restated organic movement calculations for volume, sales, net sales, marketing spend and operating profit for the group's operating segments for the year ended 30 June 2011 are included below:

	2010 Reported	Acquisitions and disposals(2)	Organic movement	2011 Reported	Organic movement
	units million	units million	units million	units million	%
Volume
North America	52.5	(0.2)	—	52.3	—
Europe	41.3	(0.1)	(0.7)	40.5	(2)
Africa	21.1	0.6	1.4	23.1	7
Latin America and Caribbean	14.1	—	1.6	15.7	12
Asia Pacific	14.4	—	1.5	15.9	10

Total volume	143.4	0.3	3.8	147.5	3

	2010 Reported	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2011 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Sales
North America	3,887	(33)	(58)	99	3,895	3
Europe	4,460	(39)	(33)	(109)	4,279	(3)
Africa	1,582	(28)	36	174	1,764	11
Latin America and Caribbean	1,364	(264)	—	193	1,293	18
Asia Pacific	1,595	112	(1)	225	1,931	13
Corporate	70	—	—	—	70

Total sales	12,958	(252)	(56)	582	13,232	5

Business review (continued)

	2010 Reported	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2011 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales
North America	3,340	(25)	(58)	109	3,366	3
Europe	2,848	(32)	(25)	(88)	2,703	(3)
Africa	1,228	(22)	29	122	1,357	10
Latin America and Caribbean	1,123	(219)	(1)	160	1,063	17
Asia Pacific	1,171	77	—	129	1,377	11
Corporate	70	—	—	—	70

Total net sales	9,780	(221)	(55)	432	9,936	5

Excise duties	3,178				3,296

Total sales	12,958				13,232

Marketing spend
North America	476	(3)	(1)	36	508	8
Europe	422	(5)	(1)	(13)	403	(3)
Africa	119	—	4	17	140	15
Latin America and Caribbean	151	(6)	—	39	184	27
Asia Pacific	251	12	1	39	303	15

Total marketing spend	1,419	(2)	3	118	1,538	8

Operating profit
North America	1,184	(12)	(1)	104	1,275	9
Europe	881	(12)	(7)	(66)	796	(8)
Africa	301	(17)	(2)	51	333	18
Latin America and Caribbean	336	(73)	(3)	58	318	22
Asia Pacific	240	8	(1)	52	299	20
Corporate	(191)	124	—	(70)	(137)

Total operating profit before exceptional items	2,751	18	(14)	129	2,884	5

Exceptional items(3)	(177)				(289)

Total operating profit	2,574				2,595

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

Business review (continued)

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

Corporate revenue and costs    Net sales were £70 million in the year ended 30 June 2011, flat relative to the comparable prior period. Net operating charges were £137 million in the year ended 30 June 2011 having been £191 million in the year ended 30 June 2010. The movement was made up of:

  •
  included in corporate was a benefit of £21 million, versus a charge of £40 million in the year ended 30 June 2010 arising from currency transaction hedging which is controlled centrally;

  •
  an £8 million increase in underlying corporate costs; and

  •
  beneficial exchange differences of £123 million which arose on the movement between transaction exchange rates achieved in 2011 and those achieved in 2010.

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

Whisk(e)y:    The growth of whisk(e)y delivered almost half of Diageo's incremental net sales, driven by success in emerging markets. Johnnie Walker is Diageo's biggest brand and was the biggest contributor to total net sales growth, with the fastest growth coming from super deluxe variants, up 25%. Emerging markets net sales were up 20% supported by incremental marketing investment behind proven global

Business review (continued)

growth drivers, including the 'Walk with Giants' and 'Step Inside the Circuit' campaigns and ongoing Grand Prix sponsorships.

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

Vodka:    Diageo's vodka portfolio grew net sales 7% in a competitive category. Strong Smirnoff growth in Latin America and Caribbean, Africa and Asia partially offset net sales decline in the United States and Europe. The decision to reduce promotional activity in the United States resulted in share loss. In Europe, net sales declined due to lower volume and negative channel mix in Great Britain and challenging economic conditions in Spain and Greece. Marketing spend increased 11% behind the Smirnoff 'Nightlife Exchange Project' globally. The majority of the increase focused on emerging markets, especially Latin America and India to position the brand for emerging middle class consumers.

        In the United States, Ketel One vodka net sales and share were maintained as the brand held its price positioning. There was some weakness in flavours but Ketel One vodka grew, supported by the 'Gentlemen this is vodka' campaign. The roll out of Ketel One vodka into markets outside the United States, particularly in Latin America, drove the net sales growth of the brand globally.

        The performance of Diageo's vodka brands was led by Cîroc, which more than doubled its net sales. Innovation on the brand, the new Coconut and Red Berry flavours, is supporting growth. The brand's appeal continues to increase and it gained share in the ultra premium vodka segment following distribution gains and the success of its multicultural marketing programmes. Cîroc is now sold in over 70 countries outside its United States base.

Liqueur:    Baileys returned to growth with the launch of the new campaign 'Baileys. Let's do this again'. It was supported by strong sales programmes that drove increased visibility and gifting, and the

Business review (continued)

launch of the new Hazelnut flavour. Performance improved in North America and in emerging markets net sales grew 30%.

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

        Net sales of Diageo's second largest rum brand, Cacique, declined as growth in Venezuela was offset by decline in its largest market, Spain. Bundaberg grew in Australia driven by innovation, led by the launch of Bundy 5, a white rum, and Bundaberg limited editions. In July, Diageo acquired a controlling stake in the super premium rum, Zacapa. The brand grew strongly in every region delivering double digit net sales growth on the back of targeted distribution expansion and super premium sampling activities.

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

Gin:    Growth of Tanqueray was driven by Spain, Canada and Global Travel Asia. Spain contributed more than a third of growth, where despite the difficult economic conditions, premium gin brands performed well and Tanqueray gained volume share through strong promotional sales drivers in the off trade. In contrast, the United States gin category declined. Tanqueray reduced discounting and focused on visibility drivers to maintain net sales.

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

  •
  Marketing spend increased 8% mainly behind the strategic brands and campaigns such as Cîroc's 'Smooth Talk' and 'Cîroc the New Year' television campaigns; Smirnoff's continued sponsorship of 'Master of the Mix' in the United States and the Smirnoff 'Nightlife Exchange Project' in Canada; new television activations of the 'Gentlemen, this is vodka' campaign for Ketel One vodka; and dedicated television advertising behind the silver variants of Jose Cuervo Especial and Tradicional.

  •
  Improved operating margin was driven by positive price/mix and ongoing initiatives to reduce production costs which resulted in cost of goods savings.

  •
  Beer volume and net sales growth was driven by Guinness, which offset weakness in Harp and Smithwick's. Price increases on Guinness drove price/mix improvements in beer.

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

  •
  In Canada net sales grew 3% and Diageo gained share led by the strong performance of Smirnoff and Captain Morgan.

Performance*

Key financials	2010 Reported	Exchange	Acquisitions and disposals	Organic movement	2011 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	3,340	(25)	(58)	109	3,366	1
Marketing spend	476	(3)	(1)	36	508	7
Operating profit before exceptional items	1,184	(12)	(1)	104	1,275	8
Exceptional items	(38)				(23)

Operating profit	1,146				1,252	9

Business review (continued)

	Volume** movement	Organic net sales movement	Reported net sales movement
	%	%	%
Key countries and categories:
North America	—	3	1
United States	—	3	—
Canada	3	3	8
Spirits	—	4	3
Beer	1	2	2
Wine	(4)	(1)	(21)
Ready to drink	(3)	(3)	(4)
The strategic brands:***
Johnnie Walker	(1)	2	1
Smirnoff	—	(1)	(2)
Baileys	1	—	—
Captain Morgan	(2)	(2)	(2)
Jose Cuervo	3	3	2
Tanqueray	1	1	—
Crown Royal	1	3	2
Ketel One vodka	(1)	—	(1)
Buchanan's	42	44	42
Cîroc	124	128	125
Guinness	3	4	3

*
Restated for changes in reporting segments, see page 35.

**
Organic equals reported movement for volume, except for wine where reported movement was (19)% due to disposals in the year.

***
Spirits brands excluding ready to drink.

2011

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

Business review (continued)

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

  •
  Net sales in Greece declined 38% as significant rises in excise duties on spirits and other austerity measures dramatically reduced consumer spending and confidence. As consumers switched to at home consumption, Diageo increased its focus on the off trade, growing volume share of spirits in the off trade and this year was rated number one supplier among all beverage alcohol suppliers. Marketing spend was reduced broadly in line with net sales and activity was focused on supporting the launch of ready to serve cocktails and premix brands. Overheads were also reduced, but operating margin declined.

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

Business review (continued)

Performance*

Key financials	2010 Reported	Exchange	Acquisitions and disposals	Organic movement	2011 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	2,848	(32)	(25)	(88)	2,703	(5)
Marketing spend	422	(5)	(1)	(13)	403	(5)
Operating profit before exceptional items	881	(12)	(7)	(66)	796	(10)
Exceptional items	(53)				(157)

Operating profit	828				639	(23)

	Volume** movement	Organic net sales movement	Reported net sales movement
	%	%	%
Key countries and categories:
Europe	(2)	(3)	(5)
Great Britain	—	2	2
Ireland	(1)	(5)	(11)
Iberia	(18)	(18)	(20)
Greece	(33)	(38)	(39)
Russia	9	21	22
Spirits	(1)	(4)	(4)
Beer	(5)	(4)	(7)
Wine	(1)	11	2
Ready to drink	(5)	(8)	(10)
The strategic brands:***
Johnnie Walker	(3)	(5)	(5)
Smirnoff	(4)	(11)	(11)
Baileys	(1)	(3)	(3)
JeB	(5)	(8)	(9)
Captain Morgan	38	37	38
Guinness	(5)	(4)	(5)

*
Restated for changes in reporting segments, see page 35.

**
Organic equals reported movement for volume, except for wine where reported movement was (5)% reflecting the disposal of the Gilbeys wine business and Barton & Guestier and in Ireland where reported movement was (2)% reflecting the disposal of Gilbeys.

***
Spirits brands excluding ready to drink.

2011

International

On 25 May 2011 Diageo announced that the International region from 1 July 2011 would operate as two autonomous regions: Africa and Latin America and Caribbean. The Global Travel and duty free

Business review (continued)

business would be allocated to the geographic regions and the Middle East business would become part of Asia Pacific.

Key highlights

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

  •
  In South Africa ready to drink contributed to an overall volume decline of 2%. Net sales growth of scotch more than offset the decline in ready to drink and total net sales increased 1%. Increased marketing spend was focused principally behind Johnnie Walker Red Label and the brand grew volume share.

  •
  Elsewhere in Africa there was double digit volume and net sales growth in beer and spirits. Price increases and sales force focus on execution at the point of purchase drove strong Guinness growth and share gains in Cameroon. In Ghana, Guinness, Malta Guinness and Star drove strong double digit net sales growth despite some continuing supply issues due to water shortages.

  •
  In Latin America and Caribbean, there was strong performance in both scotch and other spirits categories. All markets posted double digit net sales growth with the exception of Venezuela which held net sales flat in difficult market conditions and Colombia which grew 5%. Marketing spend increased as a percentage of net sales to 17.3%.

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

Business review (continued)

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

Africa

Performance*

Key financials	2010 Reported	Exchange	Acquisitions and disposals	Organic movement	2011 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	1,228	(22)	29	122	1,357	11
Marketing spend	119	—	4	17	140	18
Operating profit before exceptional items	301	(17)	(2)	51	333	11
Exceptional items	(3)				(7)

Operating profit	298				326	9

	Volume** movement	Organic net sales movement	Reported net sales movement
	%	%	%
Key countries and categories:
Africa	7	10	11
Nigeria	9	14	11
East Africa	8	7	8
Africa Regional Markets	13	20	17
South Africa	(2)	1	9
Spirits	15	13	19
Beer	4	11	10
Ready to drink	(19)	(2)	—
The strategic brands:***
Johnnie Walker	19	15	22
Smirnoff	4	7	14
Baileys	39	64	61
Guinness	11	11	8

*
Restated for changes in reporting segments, see page 35.

**
Organic equals reported movement for volume, except for Africa, East Africa and beer where reported movement was 9%, 16% and 8%, respectively, reflecting the acquisition of Serengeti Breweries, and Baileys where reported movement was 40%.

***
Spirits brands excluding ready to drink.

Business review (continued)

Latin America and Caribbean

Performance*

Key financials	2010 Reported	Exchange	Acquisitions and disposals	Organic movement	2011 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	1,123	(219)	(1)	160	1,063	(5)
Marketing spend	151	(6)	—	39	184	22
Operating profit before exceptional items	336	(73)	(3)	58	318	(5)
Exceptional items	(2)				(6)

Operating profit	334				312	(7)

	Volume** movement	Organic net sales movement	Reported net sales movement
	%	%	%
Key countries and categories:
Latin America and Caribbean	12	17	(5)
West Latin America and Caribbean	15	18	24
Brazil	23	27	35
Andean	(13)	1	(59)
Mexico	20	18	24
Spirits	13	20	(6)
Beer	(3)	(2)	—
Wine	(7)	17	7
Ready to drink	8	6	(10)
The strategic brands:***
Johnnie Walker	23	26	16
Buchanan's	(3)	9	(29)
Smirnoff	12	25	22
Baileys	11	14	2

*
Restated for changes in reporting segments, see page 35.

**
Organic equals reported movement for volume, except for wine where reported movement was (9)%.

***
Spirits brands excluding ready to drink.

2011

Asia Pacific

Key highlights

  •
  Growth in Asia Pacific was driven by scotch, in particular the super deluxe segment in emerging markets. In the developed markets of Asia Pacific, there were strong performances in Australia and Korea.

Business review (continued)

  •
  Marketing spend increased 15% driven by investments in proven Johnnie Walker growth drivers. Activities included ongoing Grand Prix sponsorships, mentoring programmes to build brand equity and digital campaigns that drove 15% net sales growth for the brand.

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

  •
  The route to market changes which have been implemented in India resulted in stronger relationships with customers and strong double digit net sales growth. Increased marketing investment in Johnnie Walker Black Label and super deluxe variants; the re-launch of VAT69 and innovation in Smirnoff with the introduction of Smirnoff Lime drove this growth.

  •
  The strong performance of the South East Asia markets was driven by growth in scotch and Guinness. In Thailand, increased marketing spend behind Johnnie Walker led to share gains on Black and Red Label and 23% net sales growth across the brand. Super deluxe scotch, notably Johnnie Walker Blue Label and The Singleton, drove 36% net sales growth in Vietnam. Guinness continued to perform well in Indonesia and Malaysia with share gains in both markets and 7% and 8% net sales growth respectively.

  •
  Elsewhere in Asia, Japan was weakened as a result of the earthquake and tsunami and net sales declined 5% but Diageo gained volume share in key spirits categories. The Singleton is now the second largest single malt brand in Taiwan with net sales growth of 45%, and along with Johnnie Walker super deluxe variants, drove 16% net sales growth for the market.

Performance*

Key financials	2010 Reported	Exchange	Acquisitions and disposals	Organic movement	2011 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	1,171	77	—	129	1,377	18
Marketing spend	251	12	1	39	303	21
Operating profit before exceptional items	240	8	(1)	52	299	25
Exceptional items	(30)				(50)

Operating profit	210				249	19

Business review (continued)

	Volume** movement	Organic net sales movement	Reported net sales movement
	%	%	%
Key countries and categories:
Asia Pacific	10	11	18
Australia	4	4	16
Korea	1	8	12
China	1	(4)	(1)
India	42	79	84
South East Asia	12	14	22
Spirits	11	13	19
Beer	(1)	7	14
Wine	4	9	(4)
Ready to drink	7	7	18
The strategic brands:***
Johnnie Walker	16	15	22
Smirnoff	12	8	13
Windsor	3	8	12
Guinness	(1)	6	11

*
Restated for changes in reporting segments, see page 35.

**
Organic equals reported movement for volume, except for wine where the reported movement was (22)% due to the disposal of Barton & Guestier.

***
Spirits brands excluding ready to drink.

Trend information

The following comments were made by Paul Walsh, chief executive of Diageo, in Diageo's preliminary announcement on 23 August 2012:

        "Diageo is a strong business, getting stronger and the results we released this morning show that very clearly. We have increased our presence in the faster growing markets of the world, through both acquisitions and strong organic growth. We have enhanced our leading brand positions globally, through effective marketing and industry leading innovation and we have strengthened our routes to market. 6% organic top line growth, 9% operating profit growth and 60 basis points of margin expansion is a strong performance and demonstrates our commitment to delivering efficient growth.

        A year ago I set out our expectations for the medium term and these results put us firmly on track to meet those goals.

        In F12, we have continued to invest to ensure this business is well positioned for the future. Our confidence in the achievement of our medium term guidance is underscored by the 8% recommended increase in our final dividend."

Business review (continued)

Liquidity and capital resources

Cash flows and movement in net borrowings    A summary of the cash flow and reconciliation to movement in net borrowings for the three years ended 30 June 2012 is as follows:

	Year ended 30 June
	2012	2011 (restated)	2010 (restated)
	£ million	£ million	£ million
Operating profit	3,158	2,595	2,574
Depreciation, amortisation and impairment	411	352	372
Net movements in working capital	(529)	(110)	329
Dividend income	166	138	111
Other items	(201)	(116)	(211)

Cash generated from operations	3,005	2,859	3,175
Net interest paid	(391)	(311)	(305)
Taxation paid	(521)	(365)	(474)

Net cash from operating activities	2,093	2,183	2,396
Net investment in property, plant and equipment and computer software	(445)	(372)	(231)
Movements in loans and other investments	(1)	1	(43)

Free cash flow	1,647	1,812	2,122
Net acquisition of businesses	(1,369)	(63)	(196)
Proceeds from issue of share capital	1	1	—
Net (purchase)/sale of own shares for share schemes	—	(9)	85
Dividends paid to equity non-controlling interests	(118)	(112)	(107)
Proceeds from non-controlling interests	11	—	—
Purchase of shares of non-controlling interests	(155)	—	—
Net increase/(decrease) in loans	512	(414)	(422)
Equity dividends paid	(1,036)	(973)	(914)

Net (decrease)/increase in cash and cash equivalents	(507)	242	568
Net (increase)/decrease in loans	(512)	414	422
Exchange differences on net borrowings	152	(17)	(429)
Borrowings acquired through acquisition of businesses	(5)	(22)	—
Other non-cash items	(248)	(113)	(96)

(Increase)/decrease in net borrowings	(1,120)	504	465
Net borrowings at the beginning of the year	(6,450)	(6,954)	(7,419)

Net borrowings at the end of the year	(7,570)	(6,450)	(6,954)

        The group has revised the disclosure of certain prior year amounts in the consolidated statement of cash flows. In the year ended 30 June 2012 directly attributable acquisition transaction costs of £47 million (2011 – £20 million; 2010 – £9 million) have been included in cash flow from operating activities rather than cash flow from investing activities and dividends paid to non-controlling interests of £118 million (2011 – £112 million; 2010 – £107 million) are now disclosed as part of cash flows from financing activities rather than cash flow from operating activities. This revised presentation is considered to be more consistent with the treatment of these items in the consolidated income

Business review (continued)

statement and the consolidated statement of changes in equity. The revision had no impact on prior period increase or decrease in cash and cash equivalents, net assets or net profit.

        The primary source of the group's liquidity over the last three financial years has been cash generated from operations. These funds have generally been used to pay interest, taxes and dividends, and to fund capital expenditure, acquisitions and share repurchases.

Net cash from operating activities    Cash generated from operations increased from £2,859 million in the year ended 30 June 2011 to £3,005 million in the year ended 30 June 2012. This increase of £146 million is primarily due to an increase in operating profit, higher dividends received from Moët Hennessy partially offset by an increase in working capital due to business growth, higher finished goods levels to smooth the impact of upcoming supply chain changes and higher debtors as a result of excise duty increases. Cash generated from operations is after exceptional restructuring costs of £158 million. Other items include £200 million of cash contributions to post employment schemes in excess of the income statement impact and gains on sale of property, included in operating profit, of £19 million partially offset by the fair value charge in respect of share-based incentive plans of £36 million. The increase in net interest paid was driven by the impact of the renegotiation of the terms of certain interest rate swaps in the prior year while higher tax payments are a result of increased profits and tax settlements paid during the year.

        Cash generated from operations decreased from £3,175 million in the year ended 30 June 2010 to £2,859 million in the year ended 30 June 2011. This decrease of £316 million was primarily due to a lower increase in payables in the year compared with the previous year. Cash generated from operations was reduced by exceptional restructuring costs of £118 million. Other items included £119 million of cash contributions to post employment schemes in excess of the income statement charge and gains on sale of property, included in operating profit, of £20 million partly offset by the fair value charge in respect of share-based incentive plans of £34 million. Net interest paid included cash receipts of £71 million following the renegotiation of the terms of certain interest rate swaps. Tax payments in the year ended 30 June 2011 were lower than in the year ended 30 June 2010 primarily as a result of beneficial timing of settlement payments agreed with tax authorities.

Net cash from investing activities    The purchase of tangible fixed assets and computer software increased from £419 million in the year ended 30 June 2011 to £484 million in the year ended 30 June 2012. The expenditure was incurred on a number of projects throughout the world with the largest investments made to increase capacity in Africa, to enhance operations in Scotland and to increase efficiencies in North America. In the year ended 30 June 2012, the group also incurred expenditure of £1,420 million in connection with business acquisitions. This included the acquisition of 100% of the equity share capital of Mey Içki (£1,260 million) and Meta Breweries (£145 million) and a 50% controlling equity stake in Zacapa (£118 million). In May 2012 Diageo received back the deposit of $185 million relating to the acquisition of Shuijingfang from China's securities depositary and clearing agency.

        In the year ended 30 June 2011, the group incurred expenditure of £97 million in connection with business acquisitions. This included £32 million on the purchase of a controlling stake in Serengeti Breweries in Tanzania, £34 million on the purchase of an equity stake in Halico, an associate company in Vietnam and an additional equity investment of £18 million in DHN Drinks, an associate company in South Africa.

        In the year ended 30 June 2010 the group spent £197 million on acquisitions of which $185 million was deposited with China's securities depositary and clearing agency, Shanghai branch in connection with a possible tender offer to the shareholders of Shuijingfang, £25 million in respect of the purchase

Business review (continued)

of a further equity stake in the London Group, the owner of the Nuvo brand, and an additional equity investment in DHN Drinks in South Africa.

Free cash flow    In the year ended 30 June 2012 free cash flow decreased by £165 million to £1,647 million (2011 – £1,812 million; 2010 – £2,122 million).

Cash flows from financing activities    Cash flows from financing activities included dividend payments of £118 million (2011 – £112 million; 2010 – £107 million) to non-controlling interests and £119 million (2011 – £76 million; 2010 – £5 million) to purchase treasury shares for the future settlement of obligations under the employee share option schemes. These purchases were partially offset by consideration received from employees on the exercise of share options of £119 million (2011 – £67 million; 2010 – £90 million). In the year ended 30 June 2012 equity dividends paid were £1,036 million (2011 – £973 million; 2010 – £914 million).

Movements in net borrowings    Adverse non-cash movements of £248 million (2011 – £113 million; 2010 – £96 million) predominantly comprise new finance leases and fair value movements.

Net borrowings    The group's net borrowings are measured at amortised cost with the exception of borrowings designated in fair value hedge relationships, interest rate hedging instruments and foreign currency forwards and swaps. For borrowings designated in fair value hedge relationships, Diageo recognises a fair value adjustment for the risk being hedged in the balance sheet, whereas interest rate hedging instruments and foreign currency forwards and swaps are measured at fair value. Analysis of net borrowings is the following:

	30 June
	2012	2011	2010
	£ million	£ million	£ million
Overdrafts	(38)	(12)	(55)
Other borrowings due within one year	(1,192)	(1,435)	(532)

Borrowings due within one year	(1,230)	(1,447)	(587)
Borrowings due between one and three years	(2,645)	(2,441)	(2,189)
Borrowings due between three and five years	(1,521)	(1,741)	(2,732)
Borrowings due after five years	(3,233)	(2,566)	(3,256)
Fair value of foreign currency forwards and swaps	210	182	227
Fair value of interest rate hedging instruments	3	58	191
Finance lease liabilities	(230)	(79)	(61)

Gross borrowings	(8,646)	(8,034)	(8,407)
Offset by: Cash and cash equivalents	1,076	1,584	1,453

Net borrowings	(7,570)	(6,450)	(6,954)

In the year ended 30 June 2012, the group repaid bonds of $900 million (£566 million) and €750 million (£605 million). The group borrowed $2,500 million (£1,548 million), consisting of $1,000 million of 1.5% bonds due May 2017, $1,000 million of 2.875% bonds due May 2022, and $500 million of 4.25% bonds due May 2042. In the year ended 30 June 2012 the group mainly financed its day to day operations through issuing short term commercial paper.

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

        Based on average monthly net borrowings and net interest charge, the effective interest rate for the year ended 30 June 2012 was 4.7% (2011 – 4.9%; 2010 – 4.8%). For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

        Net borrowings designated in net investment hedge relationships amounted to £4,249 million as at 30 June 2012 (2011 – £5,409 million; 2010 – £5,451 million).

        The group had available undrawn committed bank facilities as follows:

As at 30 June 2012
£ million
Expiring within one year	745
Expiring between one and two years	—
Expiring after two years	1,484

2,229

Capital structure and targeted credit rating    The group's management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to improve the return on investment and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels. This is achieved by targeting a range of ratios which are currently broadly consistent with an A band credit rating. Diageo would consider modifying these ratios in the medium term in order to effect strategic initiatives within its stated goals, which could have an impact on its rating.

        If Diageo's ratings were to be negatively impacted by the financing of an acquisition, it would seek over time to return to such ratios that are consistent with an A band credit rating.

Capital repayments    The group regularly assesses its debt and equity capital levels against its stated policy for capital structure.

        Authorisation was given by shareholders on 19 October 2011 to purchase a maximum of 250,399,000 shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The expiration date for the programme is 17 October 2012.

Business review (continued)

Capital commitments

Other capital commitments not provided for at 30 June 2012 are estimated at £145 million (2011 – £148 million; 2010 – £112 million). Diageo management believes that it has sufficient funding for its working capital requirements.

Other contractual obligations

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	£ million	£ million	£ million	£ million	£ million
As at 30 June 2012
Long term debt obligations	1,025	2,590	1,511	3,155	8,281
Interest obligations	442	663	392	1,399	2,896
Credit support obligations	130	—	—	—	130
Operating leases	94	156	100	325	675
Purchase obligations	754	434	153	9	1,350
Finance leases	39	72	57	165	333
Deferred consideration payable	24	20	149	—	193
Provisions and other non-current payables	124	166	61	134	485

	2,632	4,101	2,423	5,187	14,343

Long term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings. Where interest payments are on a floating rate basis, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve prevailing at 30 June 2012. Credit support obligations represent liabilities to counterparty banks in respect of cash received as collateral under credit support agreements. Purchase obligations include various long term purchase contracts entered into for the supply of certain raw materials, principally bulk whisky, grapes, cereals, cans and glass bottles. The contracts are used to guarantee supply of raw materials over the long term and to enable more accurate predictions of future costs. Provisions and other non-current payables exclude £7 million in respect of vacant properties.

        Potential income tax exposures included within corporate tax payable of £317 million and deferred tax liabilities are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.

        Post employment benefit liabilities are also not included in the table above. The group makes service-based cash contributions to the UK Scheme which in the year ending 30 June 2013, are expected to be approximately £45 million. In addition, during the year ended 30 June 2011, the company agreed a deficit funding plan with the trustee of the UK Scheme based on the trustee's actuarial valuation at 31 March 2009 which provided for annual payments of approximately £25 million to be made to the UK Scheme. In 2024, depending upon the funding position of the UK Scheme at that time, the group will be required to pay an amount that is expected to be no greater than the deficit at that time, up to a maximum £430 million in cash, to the UK Scheme. In addition, as part of this funding plan, the company agreed to make conditional contributions into escrow of up to £338 million if an equivalent reduction in the deficit is not achieved over the 10 year term of the funding plan. The triennial valuation as at 31 March 2012 is in progress and may result in the payment of up to £127 million in three equal annual instalments, into escrow.

Business review (continued)

        Diageo also agreed a deficit funding arrangement with the trustee in respect of the Guinness Ireland Group Pension Scheme (the Irish Scheme). This deficit funding arrangement is expected to result in additional annual contributions to the Irish Scheme of approximately €21 million (£17 million) until the year ending 30 June 2029, and provides for additional cash contributions into escrow of up to €188 million (£152 million) if an equivalent reduction in the deficit is not achieved over the 18 year period. The first contribution was made in the year ended 30 June 2011. In addition to the deficit funding the group expects to make cash contributions of €29 million (£23 million) to the Irish Scheme in the year ending 30 June 2013. Contributions to other plans in the year ending 30 June 2013 are expected to be approximately £90 million.

        Capital commitments at 30 June 2012 are excluded from the table above.

Post balance sheet events

On 9 August 2012, Diageo completed the acquisition of 100% of the equity of Ypióca Bebidas S.A. (Ypióca) from Ypióca Agroindustrial Limitada for a cash consideration of BRL 900 million (£284 million). Ypióca is a leading producer and distributor of a cachaça brand, Ypióca in Brazil. See note 30 to the consolidated financial statements for further details.

Off-balance sheet arrangements

Neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group's financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

Risk management

The group's funding, liquidity and exposure to foreign currency and interest rate risks are managed by the group's treasury department. The treasury department uses a range of financial instruments to manage these underlying risks.

        Treasury operations are conducted within a framework of board approved policies and guidelines, which are recommended and subsequently monitored by the finance committee. This committee is described in the corporate governance report. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk. The benchmarks, hedge cover levels and overall appropriateness of Diageo's risk management policies are reviewed by the board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board-approved strategies. Transactions arising on the application of this flexibility may give rise to exposures different from the defined benchmark levels that are separately monitored on a daily basis using value at risk analysis. These transactions are carried at fair value and gains or losses are taken to the income statement as they arise.

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

Business review (continued)

        For a detailed analysis of the group's funding, liquidity and exposure to foreign exchange and interest rate risks see note 23 to the consolidated financial statements.

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

        Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. In particular, the group performs a discounted cash flow analysis at least annually to compare discounted estimated future operating cash flows to the net carrying value of each acquired brand. The analysis is based on forecast cash flows with terminal values being calculated using the long term growth rate (the long term inflation rate of the country) of the principal markets in which the majority of the profits of each brand are or will be generated. The estimated cash flows are discounted at the weighted average cost of capital reflecting the industry and country specific risks in the relevant country.

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

        See note 11 to the consolidated financial statements for the impact of a change in the key assumptions to the more sensitive brands.

Post employment benefits    Diageo accounts for post employment benefits in accordance with IAS 19 – Employee benefits. Application of IAS 19 requires the exercise of judgement in relation to various assumptions including future pay rises in excess of inflation, employee and pensioner demographics and the future expected returns on assets.

Business review (continued)

        Diageo determines the assumptions to be adopted in discussion with its actuaries, and believes these assumptions to be in line with UK practice generally, but the application of different assumptions could have a significant effect on the amounts reflected in the income statement, other comprehensive income and balance sheet in respect of post employment benefits. The assumptions vary among the countries in which the group operates, and there may be an interdependency between some of the assumptions. The major assumptions used by the group for the three years ended 30 June 2012 are set out in note 4 to the consolidated financial statements and the sensitivity to these assumptions are given in note 4(h) to the consolidated financial statements.

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

New accounting standards

During the year a number of accounting standards, amendments and interpretations have been issued by the IASB or IFRIC. Those that are of relevance to the group are discussed in note 1 to the consolidated financial statements.

Board of directors and company secretary

Dr Franz B Humer    Chairman, Non-executive director3*, Swiss/Austrian (66)

        Appointed chairman of Diageo plc in July 2008, having been a non-executive director since April 2005. He is also chairman of F. Hoffmann-La Roche Ltd in Switzerland, chairman of INSEAD's board of directors and a non-executive director of CitiGroup Inc. He was formerly chief operating director of Glaxo Holdings plc and has held a number of other non-executive directorships.

Paul S Walsh    Chief executive officer, executive director2*, British (57)

        Appointed chief executive of Diageo plc in September 2000. He has served in a number of management roles since joining GrandMet's brewing division in 1982, including chief executive officer of The Pillsbury Company. He was appointed to the GrandMet board in October 1995 and to the Diageo plc board in December 1997. He is lead non-executive and deputy chair of the board of the Department of Energy and Climate Change, a non-executive director of Avanti Communication Group plc, a non-executive director of Unilever PLC and a non-executive director of FedEx Corporation in the United States. He was appointed a business ambassador on the UK Government's Business Ambassador network on 9 August 2012 and is also a member of the UK Government's Business Advisory Group and a member of the Council of the Scotch Whisky Association.

Deirdre Mahlan    Chief financial officer, executive director2, American (50)

        Appointed chief financial officer and a director of Diageo plc in October 2010, prior to which she was deputy chief financial officer and before that head of tax and treasury. She joined the company in 2001, having held various senior finance positions in Joseph E Seagram & Sons Inc since 1992 and having formerly been a senior manager with Pricewaterhouse. She was appointed as a non-executive director of Experian plc with effect from September 2012 and is also a member of the Main Committee of the 100 Group of Finance Directors.

Ivan Menezes    Chief operating officer2, Executive director, American/British (53)

        Appointed a director of Diageo plc in July 2012 and appointed chief operating officer in March 2012 having been president, North America since January 2004, chairman, Diageo Asia Pacific since October 2008 and chairman, Diageo Latin America and Caribbean since July 2011. Formerly he held various senior management positions with Guinness and then Diageo and worked across a variety of sales, marketing and strategy roles with Nestlé in Asia, Booz Allen Hamilton Inc in the United States and Whirlpool in Europe. He is also a non-executive director of Coach Inc., in the United States.

Lord Davies of Abersoch    Senior non-executive director1,3,4*, British (59)

        Appointed a non-executive director of Diageo plc in September 2010 and senior non-executive director and chairman of the remuneration committee in October 2011. Lord Davies is a partner of Corsair Capital, non executive chairman of Pinebridge Investments Limited and chair of the advisory board of Moelis & Co. He is also a trustee of the Royal Academy of Arts and chair of the Council, University of Wales Bangor. Previously he was a non-executive director of Bharti Airtel Limited, Minister for Trade, Investment and Small Business for the UK Government between January 2009 and May 2010 and prior to this role, Lord Davies was chairman of Standard Chartered PLC.

Board of directors and company secretary (continued)

Peggy B Bruzelius    Non-executive director1,3,4, Swedish (62)

        Appointed a non-executive director of Diageo plc in April 2009. She is chairman of Lancelot Asset Management in Sweden and sits on the boards of Akzo Nobel NV in the Netherlands, Syngenta AG in Switzerland, Axfood AB and Skandia Mutual Life Insurance AB, both in Sweden. She was formerly managing director of ABB Financial Services AB, headed the asset management arm of Skandinaviska Enskilda Banken AB and a non-executive director of Scania AB.

Laurence M Danon    Non-executive director1,3,4, French (56)

        Appointed a non-executive director of Diageo plc in January 2006. She is chairman of the executive board of Edmond de Rothschild Corporate Finance and a non-executive director of Groupe BPCE and TF1, both in France. Formerly she served with the French Ministry of Industry and Energy, held a number of senior management posts with Total Fina Elf and was chairman and chief executive officer of France Printemps. She was also a non-executive director of Experian Group Limited, Plastic Omnium SA and Rhodia SA.

Betsy D Holden    Non-executive director1,3,4, American (56)

        Appointed a non-executive director of Diageo in September 2009. She is a senior adviser to McKinsey & Company and holds non-executive directorships of Tribune Company and Western Union Company, both in the United States. She is a member of the board of trustees at Duke University and a member of the Dean's advisory board at the Kellogg School of Management. She was formerly president, global marketing and category development and co-chief executive officer of Kraft Foods, Inc.

Philip G Scott    Non-executive director1*,3,4, British (58)

        Appointed a non-executive director of Diageo plc and chairman of the Audit Committee in October 2007. He is the president of the Institute and Faculty of Actuaries and is a non-executive director of the Royal Bank of Scotland Group plc. He was previously chief financial officer of Aviva plc.

H Todd Stitzer    Non-executive director1,3,4, American (60)

        Appointed a non-executive director of Diageo plc in June 2004. He is chairman and a non-executive director of Signet Limited and a non-executive director of Massachusetts Mutual Life Insurance Company. He is also a member of the advisory board of Hamlin Capital Management, LLC, a New York based investment advisory firm, and a member of the advisory committee of Virgin Group Holdings Limited. He was previously chief executive of Cadbury plc.

Paul D Tunnacliffe    Company secretary, British (50)

        Appointed company secretary of Diageo plc in January 2008. He was formerly company secretary of Hanson PLC.

Key to committees:

[1]	Audit
[2]	Executive (comprising senior management)
[3]	Nomination
[4]	Remuneration
*	Chairman of committee

Executive committee

Nicholas (Nick) Blazquez    President, Diageo Africa2, British (51)

        Appointed president, having been managing director, Diageo Africa since August 2004, prior to which he was managing director, Diageo Asia Key Markets. He held various managerial positions in United Distillers between 1989 and 1998.

Andrew (Andy) Fennell    Chief marketing officer2, British (45)

        Appointed chief marketing officer of Diageo plc in September 2008. He held a number of marketing roles in the UK and internationally with Guinness and Diageo, prior to which he worked in various sales and marketing roles with Britvic and Bass plc.

Gilbert Ghostine    President, Diageo Asia Pacific2, Lebanese (52)

        Appointed president, Diageo Asia Pacific in July 2009, having previously been managing director, Diageo Continental Europe, since July 2006. He was formerly managing director, Northern Europe, and president, US Major markets, and held various senior managerial positions in Africa, Asia, Europe and the United States, having joined International Distillers & Vintners in 1995.

David Gosnell    President, Global Supply and Global Procurement2, British (55)

        Appointed president, having been managing director Global Supply and Global Procurement, Diageo plc since July 2003. He joined Diageo in 1998 as European supply director, then headed up Guinness & European RTD supply, prior to which he spent 20 years in various roles with Heinz. He is a non-executive director of Brambles plc.

James (Jim) Grover    Group strategy director2, British (54)

        Appointed group strategy director in September 2011 having been global business support director since February 2004. Formerly he held a number of senior strategy positions in GrandMet and worked as a management consultant with Booz Allen Hamilton Inc and OC&C Strategy Consultants.

John (Randy) Millian    President, Diageo Latin America and Caribbean2, American (59)

        Appointed president, having been managing director of Diageo Latin America and Caribbean since 2005. Prior to joining Diageo, he held senior management positions with American Express, Schering-Plough, Personal Care Group USA and Pepsi in a number of territories, including Latin America, Europe, Asia and the United States.

Andrew Morgan    President, Diageo Europe2, British (56)

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

Timothy (Tim) Proctor    General counsel2, American/British(62)

        Appointed general counsel of Diageo plc in January 2000. Formerly he was director, worldwide human resources of Glaxo Wellcome and senior vice president, human resources, general counsel and secretary for Glaxo's US operating company. He has over 25 years' international legal experience, including 13 years with Merck and six years with Glaxo Wellcome.

Executive committee (continued)

Larry Schwartz    President, Diageo North America2, American (59)

        Appointed president, Diageo North America in 2012 having been president, Diageo USA since September 2008. He joined the company in 2001, as president of Joseph E Seagram & Sons, having held a variety of senior management positions with Seagram.

Gareth Williams    Human Resources director2, British (59)

        Appointed human resources director in January 1999. Formerly he held a number of senior personnel management positions with GrandMet and then United Distillers & Vintners and spent 10 years with Ford of Britain in a number of personnel and employee relations positions.

Ian Wright    Corporate Relations director2, British (54)

        Appointed corporate relations director of Diageo plc in July 2004, having previously held positions with a number of public relations consultancies and The Boots Company.

Key to committees:

[2]	Executive (comprising senior management)

Directors' remuneration report

Dear Shareholder

I am pleased to present the directors' remuneration report for the year ended 30 June 2012. In my first year as the chairman of the remuneration committee, I have taken the opportunity to complete a thorough review of the company's executive remuneration arrangements, with a focus on competitive pay and the link to performance. Whilst I am satisfied that the arrangements we have in place are appropriate and that rewards received under the company's incentive plans reflect performance delivered, the committee will review the remuneration arrangements in more detail during the new financial year to ensure they continue to incentivise our performance goals through simple, transparent links to our strategic objectives.

        I have also engaged directly with a wide range of shareholders and their representative bodies in order to understand their perspectives on the company's reward schemes and to foster robust two-way dialogue. The remuneration committee has considered how we can respond to these different perspectives and, at the same time, maintain a competitive and relevant approach to the remuneration of our executive directors and senior management team. We have, as a result, sought opportunities to improve transparency in our disclosures both on the processes and governance supporting the execution of executive remuneration at Diageo, and on the targets and outcomes for the measures associated with the company's incentive plans. Other key actions and decisions that we have taken during the financial year include:

  •
  Introducing a clawback condition to future long term incentive awards that enables the committee to reduce unvested awards in circumstances that result in performance being materially adversely impacted. As a result of discussions during the recent consultation with our shareholders, a clawback provision is also being introduced into the bonus arrangements for the executive directors. These are the only changes to remuneration policy being put into effect at this time.

  •
  Increasing targets for the measures used in the long term incentive plans to ensure that they remain appropriately stretching in the context of both the company's current medium term outlook and the difficulties and uncertainties in the wider macro-economic environment. In response to shareholder requests for greater visibility, we will disclose targets for the company's Performance Share Plan at the start of the performance period in the directors' remuneration report going forward.

        As described in the 'Business review', the company has delivered strong year on year organic top line growth, profit growth and margin expansion in the year ended 30 June 2012, and has also delivered a high level of free cash flow. This performance reflects an improved growth trajectory and delivery against the commitment to deliver growth efficiently, and, consequently, positions the business well for the future. The combination of strong company and individual performance has resulted in an above target outcome for the short term incentive plan with the chief executive (CEO) and chief financial officer (CFO) receiving a bonus in September equivalent to 148% and 146% of base pay, respectively. In view of the company's strong results, I am satisfied that this is appropriate.

        The company has similarly delivered strong three year total shareholder return performance relative to its peer group for the performance period that ended on 30 June 2012, resulting in Diageo placing fifth out of 16 companies. Consequently, 65% of the performance shares awarded in September 2009 will vest in September 2012. For share options awarded in September 2009, three year compound annual growth in adjusted earnings per share has exceeded the maximum target at 10.2% (equivalent to total growth over three years of 33.9%) and, consequently, the options will vest in full in September

Directors' remuneration report (continued)

2012. Over the same period, Diageo's share price grew by 88%, from 871 pence to 1641 pence and the company paid a total dividend of 117 pence per share. I am comfortable, therefore, that these incentive plan outcomes fairly reflect the strong performance delivered for our shareholders.

        Finally, we have made some changes to the structure and layout of the directors' remuneration report this year to improve transparency and to provide additional information about how our remuneration arrangements are aligned with our strategy. In addition, in line with emerging guidance from the United Kingdom government and the Financial Reporting Council, we have introduced a new table at the start of the report that summarises the annual earnings of the executive directors culminating in a 'single remuneration figure'. We hope that this evolution of our disclosure practice helps to create a fuller understanding of our reward practices and forms a transparent basis for engagement with our key stakeholders going forward.

        We look forward to receiving your support at the AGM in October 2012.

Lord Davies of Abersoch

Senior independent non-executive director and chairman of the remuneration committee

Executive directors' remuneration summary for the year ended 30 June 2012 (unaudited)

Performance highlights

  •
  2012 annual bonus payout is marginally lower than in 2011 despite higher growth rates having been delivered on sales (6%) and profit (9%).

  •
  For the first time since 2008, both share plans will vest together, driven by financial performance and substantial share price growth over the last three years.

  •
  Over the performance period 1 July 2009 to 30 June 2012:

  •
  Diageo has generated £8.8 billion in profit and over £30 billion in sales.

  •
  The share price has increased by 88% resulting in an increase in Diageo's market capitalisation of over £19 billion to £42 billion.

  •
  Diageo has paid a total dividend of 117 pence per share to shareholders.

  •
  Diageo has achieved its best position in its peer group for total shareholder return since 2005.

Directors' remuneration report (continued)

PS Walsh

  •
  Base salary to be held flat for the CEO in the annual salary review for the year ending 30 June 2013.

  •
  72% of the CEO's total remuneration is linked to share price performance.

PS Walsh	2012	% of total pay	2011	% of total pay	Commentary
	£000		£000
Total fixed pay	1,278	12%	1,299	29%	Representing base salary and benefits earned in the year ended 30 June 2012.
Annual bonus	1,821	16%	1,884	43%	Exceeded target on all financial measures and individual objectives.

Sub total – short term remuneration (cash)	3,099	28%	3,183	72%

Long term incentive plan – performance element(a)	3,060	27%	0	0%	Represents the value of long term incentives vesting for the performance period 2009 – 2012 as a result of outperformance of the peer group on total shareholder return.
Long term incentive plan – share appreciation element(b)	5,055	45%	1,266	28%	Represents the impact of the significant increase in Diageo's share price since award in 2009.

Sub total – long term share price based remuneration (non-cash)	8,115	72%	1,266	28%

Total	11,214	100%	4,449	100%

Directors' remuneration report (continued)

D Mahlan

  •
  Base salary to be increased by 8.8% in the annual salary review for the year ending 30 June 2013, offset by a reduction in the value of the pension cash supplement from 40% to 35% of base salary. The overall increase to fixed pay is 5%.

D Mahlan	2012	% of total pay	2011(c)	% of total pay	Commentary
	£000		£000
Total fixed pay	887	28%	757	40%	Representing base salary, benefits and cash supplement in lieu of pension earned in the year ended 30 June 2012.
Annual bonus	912	28%	920	48%	Exceeded target on all financial measures and individual objectives.

Sub total – short term remuneration (cash)	1,799	56%	1,677	88%

Long term incentive plan – performance element(a)	517	16%	0	0%	Represents the value of long term incentives vesting for the performance period 2009 – 2012 as a result of outperformance of the peer group on total shareholder return.
Long term incentive plan – share appreciation element(b)	891	28%	230	12%	Represents the impact of the significant increase in Diageo's share price since award in 2009.

Sub total – long term share price based remuneration (non-cash)	1,408	44%	230	12%

Total	3,207	100%	1,907	100%

Proposition of LTIPs vesting attributable to share price appreciation

PS Walsh	D Mahlan

Notes to tables

(a)
Performance element – The options vesting and performance shares due to be released in September 2012 at the grant price after applying the performance condition.

(b)
Share appreciation element – The estimated additional value generated through share price growth for options vesting and performance shares due to be released in September 2012 at the average market value of Diageo shares between 1 April and 30 June 2012 of 1559 pence. The estimated share price used is in line with the principles for estimating the gains for

Directors' remuneration report (continued)

  awards vesting after publication of the annual report as outlined by the Financial Reporting Lab on 'A single figure for remuneration'.

(c)
For the purposes of year on year comparison, 2011 numbers for the CFO include earnings prior to her appointment to the board. The disclosure in the 2011 directors' remuneration report was on a pro-rata basis from her date of appointment to the board. The long term incentive awards vesting in September 2012 were awarded to the CFO prior to her appointment to the board.

New executive director appointment

As announced on 2 July 2012, the company has appointed Ivan Menezes, chief operating officer (COO), to Diageo's board with effect from 2 July 2012. Subject to shareholder approval, I Menezes will be formally appointed as a director at the company's AGM on 17 October 2012. It is proposed that I Menezes is paid a base salary of $1,400,000 per annum and that he will participate in the annual bonus and long term incentive plans on the same basis as the CEO.

Governance

What is the role of the remuneration committee?    The remuneration committee consists of the following independent non-executive directors: PB Bruzelius, LM Danon, Lord Davies, BD Holden, PG Scott, HT Stitzer, Lord Hollick (retired 19 October 2011) and P Walker (retired 19 October 2011). Lord Davies is the chairman of the remuneration committee. With effect from 1 October 2012, Mr Ho KwonPing will also become a member of the remuneration committee, subject to shareholder approval of his appointment at the company's AGM on 17 October 2012. The chairman of the board and the CEO may, by invitation, attend remuneration committee meetings except when their own remuneration is discussed.

        The remuneration committee's principal responsibilities are:

  •
  making recommendations to the board on remuneration policy as applied to the executive directors and the executive committee;

  •
  setting, reviewing and approving individual remuneration arrangements for the chairman of the board, executive directors and executive committee members including terms and conditions of employment;

  •
  determining arrangements in relation to termination of employment of each executive director and other designated senior executives; and

  •
  making recommendations to the board concerning the introduction of any new share incentive plans which require approval by shareholders.

        Full terms of reference for the committee are available at www.diageo.com and on request from the company secretary.

Directors' remuneration report (continued)

What has the remuneration committee done during the year?    The remuneration committee met five times during the year to consider and, where applicable, approve key remuneration items including the following:

Further information on meetings held and director attendance is disclosed in the corporate governance report.

Who provides advice to the remuneration committee?    During the year ended 30 June 2012, the remuneration committee received advice from the following independent consultants:

  •
  Deloitte LLP – provided advice on remuneration best practice and senior executive remuneration. Deloitte LLP also provided a range of non-related tax, corporate finance and consulting services during the year.

  •
  Kepler Associates – reviewed and confirmed the TSR of Diageo and the peer group companies for the award under the September 2008 Performance Share Plan (for which the performance cycle ended on 30 June 2011) and provided periodic performance updates on all outstanding performance cycles. After 30 June 2012, they also reviewed and confirmed the TSR outcome for the award under the September 2009 Performance Share Plan (for which the performance cycle ended on 30 June 2012). They provided no other services to Diageo during the year.

        Additional remuneration survey data published by Aon Hewitt Associates, Towers Watson, and PricewaterhouseCoopers LLP were presented to the remuneration committee during the year.

        Diageo's human resources director and director of performance and reward were also invited by the remuneration committee to provide their views and advice. The human resources director is not present when his own remuneration is discussed. The CFO may also attend to provide performance context to the committee during its discussions about target setting.

What was the outcome of the vote on the 2011 directors' remuneration report at the company's AGM?    The 2011 directors' remuneration report received a majority 'for' vote of 80% (2010 – 88%).

Directors' remuneration report (continued)

How has the remuneration committee responded to shareholder feedback during the year?    The committee actively considered feedback received from shareholders prior to and following the 2011 AGM and also closely monitored guidance and directional themes emerging from institutional shareholder bodies and the United Kingdom government during the year on the subject of executive remuneration. On the basis of this, the committee has taken the following actions:

  •
  In response to shareholder requests for visibility of targets used in the performance share plan at the start of the performance period, the remuneration committee will disclose targets for future awards in the relevant directors' remuneration report.

  •
  In line with guidance from institutional shareholders, the remuneration committee has introduced a clawback condition in the company's long term incentive plans; this enables the remuneration committee to reduce unvested awards in circumstances that result in performance being materially adversely impacted. Following consultation with shareholders, a clawback condition will also be introduced to the annual bonus arrangements for executive directors.

  •
  In view of the emerging desire for clearer narrative reporting, the remuneration committee has reviewed the structure and content of the directors' remuneration report with a view to improving clarity and understanding. The remuneration committee expects this to be an ongoing evolving process as more details become available from the United Kingdom government on any changes to remuneration disclosure requirements and legislative changes to shareholder voting rights in the United Kingdom following their consultations during the year on these topics.

        The remuneration committee also provided the opportunity for some of Diageo's major shareholders and their representative bodies to meet with the remuneration committee chairman during the year to discuss remuneration matters generally.

What will the remuneration committee be focused on for the year ending 30 June 2013?

  •
  Preparing for legislative changes on reporting requirements and shareholder voting rights to be implemented by the United Kingdom government.

  •
  Reviewing and assessing the ongoing appropriateness of current executive remuneration plan design and target stretch.

  •
  Ensuring that remuneration arrangements continue to attract and retain talent, and reward company performance with a focus on maintaining the link between performance and reward.

  •
  Understanding and responding to shareholder feedback and fostering more continuous open dialogue.

Directors' remuneration report (continued)

What is the philosophy underpinning executive remuneration?    The plans in which Diageo's executive directors and senior management participate are designed to reflect the principles detailed below:

What	Why	How
Performance-related compensation	It influences and supports performance and the creation of a high-performing organisation.	• Short and long term incentives conditional upon achieving stretching performance targets.
Rewarding sustainable performance	It is at the heart of Diageo's corporate strategy and is vital to meeting stakeholder interests.	• A combination of absolute and relative performance measures for short and long term incentives that reflect sustainable profit growth and underlying financial performance.
• Shareholding requirements that align the interests of senior executives with those of shareholders and that are a condition of full participation in long term incentive plans.
Measuring performance over three years	It aligns with the time cycle over which management decisions are reflected in the creation of value in this business.

•

Long term incentives that comprise a combination of share option grants and share awards in each year and vary with three year eps, and TSR, organic net sales and organic operating margin performance, respectively.

Providing a balanced mix of remuneration	It enables focus on long term value creation while avoiding disproportionate risk-taking.	• Base salary, benefits, retirement savings, short term cash incentives and long term equity incentives.
Providing a competitive total remuneration opportunity	It helps Diageo attract and retain the best global talent.	• Reward levels considered in the context of total remuneration packages paid in relevant global comparators, reflecting the size, complexity and global scope of Diageo's business.
Simplicity and transparency	It allows targets to be motivating and demonstrably linked to company performance.	• Targets that are within a sphere of direct influence and that align with the company's short and long term goals.

Directors' remuneration report (continued)

How does executive remuneration link to business strategy?    Diageo's strategy is to drive top line growth and margin improvement in a sustainable and responsible way and to deliver consistent value creation for shareholders over the long term. It will do this through its geographic breadth, its outstanding brands across beverage alcohol categories and the expertise of its people. In support of this objective, the company seeks to accelerate value creation through medium term goals that are centred on delivering faster organic net sales growth, strong organic operating margin improvement and double-digit growth in core earnings per share over the medium term. The remuneration structures and performance measures used in executive incentive plans are designed to support Diageo's business strategy as follows:

Focused on sustainable growth drivers	As a public limited company, Diageo has a fiduciary responsibility to maximise long term value for shareholders. Thus, variable elements of remuneration are dependent upon the achievement of performance measures that are identified as key sustainable growth drivers for the business and that are aligned with the creation of shareholder value.
Variable with performance
A significant proportion of total remuneration for the executive directors is linked to individual and business performance so that remuneration will increase or decrease in line with performance. The fixed versus variable pay mix is illustrated on the following page.
Share ownership	Full participation in incentives is conditional upon building up a significant personal shareholding in Diageo to ensure the company's leaders think and act like owners.
Cost effectiveness
Fixed elements of remuneration are determined by reference to the median of the market, individual experience and performance, and other relevant factors to ensure competitiveness while controlling fixed costs to maximise efficiency.

How do the incentive plan measures link to business strategy?    The following table describes the performance measures that are used in the company's short and long term executive incentive plans and the business performance that they drive:

Directors' remuneration report (continued)

How is pay for performance achieved?    The board of directors sets stretching performance targets for the business and its leaders. To achieve these targets and deliver performance requires exceptional business management and strategic execution. This approach to target setting reflects the aspirational performance environment that Diageo wishes to create.

        The annual incentive plan aims to reward the delivery of short term financial and individual business performance goals with commensurate levels of remuneration. Long term incentive plans aim to reward long term sustained performance and create alignment with the delivery of value for shareholders. Under both sets of plans, if the demanding targets are achieved, high levels of reward may be earned. All incentives are capped in order that inappropriate risk-taking is neither encouraged nor rewarded.

What is the proportion of fixed to variable pay?    The balance between fixed and variable elements of remuneration changes with performance. Based on expected values at target and the average of remuneration elements for both executive directors, the mix between fixed and variable remuneration for executive directors is that for £100 of remuneration earned, £33 will be fixed remuneration and £67 will be performance-related remuneration, excluding pensions and other benefits. At maximum, the mix increases the weighting on variable pay (and in particular, long term variable pay) so that for £100 of remuneration earned, £14 will be fixed remuneration and £86 will be performance-related remuneration, excluding pensions and other benefits. This mix is illustrated in the following charts.

Fixed vs variable pay mix

Target	Maximum

How is risk managed in the incentive plans?    The remuneration committee considers the management of risk to be important to the process of designing and implementing sustainable remuneration structures and to setting appropriate performance targets for incentive plans. The members of the remuneration committee also constitute the membership of the audit committee, thus ensuring full oversight of any risk factors that may be relevant to remuneration arrangements and target setting specifically. Before agreeing bonus payments and approving the vesting under long term incentive plans, the remuneration committee, in conjunction with the audit committee, considers the underlying performance of the business during the relevant period to ensure that the level of reward is appropriate and aligned with shareholder interests. A clawback condition has been introduced to future long term incentive plan awards such that outstanding awards may be reduced in the event of a material performance failure.

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
• Benchmarked against the top 30 companies in the FTSE 100 by market capitalisation excluding companies in the financial services sector and Unilever.
• Generally positioned at the median of the relevant market or, in certain circumstances, positioned above median if justified by the requirement to recruit or retain key executives.
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

• Up to 100% of salary earned for on target performance with a maximum of 200% of salary payable for outstanding performance.

Directors' remuneration report (continued)

What	Why	How
Share options (SESOP 2008)	Incentivises three year earnings growth above a minimum threshold. Provides focus on increasing Diageo's share price over the medium to longer term.	• A discretionary annual grant of market price share options subject to a performance test based on annual compound growth in adjusted eps over three years.
• Stretching growth targets set annually by the remuneration committee.
• Maximum annual grant of 375% of salary.
• Threshold vesting level of 25% with pro rata vesting up to 100% maximum.

Directors' remuneration report (continued)

What	Why	How
Performance share awards (PSP 2008)

Incentivises three year total shareholder return relative to a selected peer group of companies and the achievement of organic net sales and organic operating margin targets that support the delivery of the company's medium term growth ambitions. Provides focus on delivering superior returns to shareholders.

•

A discretionary annual award of shares subject to a three year performance test.

•

Maximum annual award of 375% of salary.

•

Threshold vesting of 25% up to a maximum of 100%.

•

Based on three equally weighted measures: TSR performance against a peer group of companies, organic net sales growth (compound annual growth) and total organic operating margin improvement.

• Threshold vesting for median TSR performance (ninth position), up to 100% vesting (equivalent to 33.3% of the total award) for achieving third or above in the peer group.
• Organic net sales and organic operating margin targets set annually by the remuneration committee for each new award.
• Notional dividends accrue on awards, delivered as shares or cash at the discretion of the remuneration committee.
Benefits	Provides market competitive non-cash benefits	• Provision of benefits such as company car and driver, product allowance, medical insurance and financial counselling.

Directors' remuneration report (continued)

What	Why	How
Pension	Provides competitive post retirement benefits or cash alternative	• Provision of market competitive pension arrangements or a cash alternative based on a percentage of base salary.
• Bonus and other benefits excluded from calculation of cash supplement.
• 'Flexible pension access' allows individuals over the age of 55 to draw their pension early while remaining in employment.

Base salaries

How are base salaries determined?    The previous summary table sets out the policy on base salary for the executive directors. In addition to market data, base salaries are determined with reference to individual experience and performance, and the level and structure of remuneration for other employees and the external environment.

How is benchmarking used?    Benchmarking is primarily referenced if there is a perceived gap between the individual's base salary positioning and relevant market peers, where there is a known retention risk or where an individual is newly appointed to role. When used, benchmarking data is considered holistically, looking at salary in the context of total package value, and is referenced as a guide to support the committee's judgement taking into account a number of other factors including the importance of the role in delivering the company's strategy, the performance of the individual, and the pay and employment conditions of the general employee population.

        The peer group that is referenced comprises the top 30 companies in the FTSE 100 by market capitalisation, excluding companies in the financial services sector and also excluding Unilever, for which PS Walsh is the chairman of the remuneration committee. Benchmarking also makes reference to other relevant global comparators where appropriate recognising the global mobility of the senior talent pool.

What increases have been applied during the year?    During the year ended 30 June 2012, the base salaries for the CEO and CFO were increased by 4.5% and 8.7% respectively.

        In August 2012, the remuneration committee reviewed base salaries for senior management and agreed new salaries which will apply from 1 October 2012. In determining these salaries, the remuneration committee took into consideration the experience, performance, and the external and internal relative positioning for total reward (taking into account both pay and incentives) of the individuals, and also took into account the pay context for general staff. The overall pay budget for the business in the United Kingdom in the year ending 30 June 2013 is 3.5% of base salary. As a result of these considerations, the remuneration committee, in consultation with the CEO, determined that the base salary for the CEO will not be increased in October 2012.

Directors' remuneration report (continued)

        The CFO was appointed to the board on 1 October 2010. As outlined in the 2011 directors' remuneration report, on her appointment, the CFO's salary was initially set at below typical market levels for comparable roles reflecting her level of experience at the time. In setting this initial salary level, the remuneration committee's intention was to allow scope for future increases to both recognise performance and bring her closer in line with the market with increasing experience. The remuneration committee has awarded an increase that recognises her strong performance since appointment and that provides ongoing progression towards a market-competitive package in line with the company's policy on base salary positioning; with effect from 1 October 2012, the base salary for the CFO will increase by 8.8% to £680,000.

	D Mahlan			PS Walsh
Salary at 1 October (£000)	2012	2011	2010	2012	2011	2010
Base salary	680	625	575	1,231	1,231	1,178
% increase (over previous year)	8.8%	8.7%	—	0%	4.5%	2.0%

Annual incentive plan

How does the annual incentive plan work?    The annual incentive plan is designed to incentivise year on year delivery of short term performance goals that are determined by pre-set stretching targets and measures agreed by the remuneration committee with reference to the annual operating plan. The remuneration committee determines the level of performance achieved based on Diageo's overall financial performance after the end of the financial year. With effect from 1 July 2012, the annual incentive plan will be subject to a clawback arrangement for executive directors. Under this arrangement, the remuneration committee will have discretion to clawback a bonus if exceptional circumstances, such as gross misconduct or gross negligence, are discovered to have occurred during the performance period that applied to the bonus award.

        The targets for the year ended 30 June 2012 were a combination of measures including net sales, profit before exceptional items and taxation, and free cash flow. As discussed earlier in the report, these measures focus on key drivers of Diageo's growth strategy while supporting sustainability and the underlying financial health of the company. The executive directors were also measured against a number of individual business objectives (IBOs) that were derived from a set of common goals considered to be key imperatives supporting the delivery of the business plan and that were relevant to their specific area of accountability.

How did the company perform against annual incentive plan targets in the year ended 30 June 2012?    In the year under review, the company has delivered organic top line growth of 6%, operating profit growth of 9% and 60 basis points of operating margin improvement. This is a strong performance that ensures the business is well positioned for the future. The company's performance is reflected in above target outcomes under the net sales and profit measures used in the annual incentive plan, and a strong cash performance also delivered an above target outcome for this measure. The remuneration committee assessed the performance of the CEO and the CFO against this performance context and against their specific IBOs and concluded that, overall, the performance against the IBOs warranted an above target level of payout. The overall level of performance achieved resulted in an annual incentive plan award equating to 148% of base salary for the CEO and 146% of salary for the CFO. The following charts illustrate how the outcomes for the different bonus measures contribute to the overall bonus payout and compare this to the target and maximum potential outcome (based on an average of the IBOs for the executive directors). The actual awards received by the executive directors are shown in this report in the table 'Directors' remuneration for the year ended 30 June 2012'.

Directors' remuneration report (continued)

Outcome

On target vs actual bonus outcome vs potential maximum as % of target opportunity

        The business results for the year ended 30 June 2012 are described in the Business review.

Long term incentive plans (LTIPs)

How do the company's LTIPs work?    Long term incentives are a combination of share options under the SESOP and performance share awards under the PSP and are designed to incentivise executive directors and senior managers to strive for long term sustainable performance. These awards are made on an annual basis with the level of award considered each year in light of individual and business performance. Awards made under both sets of plans are subject to performance conditions normally measured over a three year period. The regular review of the performance measures and the vesting schedule used in each plan are designed to ensure that the LTIPs continue to support business

Directors' remuneration report (continued)

objectives and are in line with current best practice. All of Diageo's share plans operate within the Association of British Insurers' dilution guidelines for share-based remuneration.

Senior executive share option plan 2008 (SESOP 2008)

        Options granted under the SESOP 2008 are subject to a performance condition based on compound annual growth in adjusted eps over a three year period, with growth targets set by the company's remuneration committee for each grant. For the purpose of the SESOP, an adjusted measure of eps is used to ensure that items such as exceptional items and the impact of movements in exchange rates are excluded from year on year comparisons of performance. Options will only vest when stretching adjusted eps targets are achieved. Vesting is on a pro rata basis currently ranging from a threshold level of 25% to a maximum level of 100%. The remuneration committee reviewed the targets for the SESOP awards to be made in 2012 and decided to increase their stretch to ensure that they remain aligned with long term shareholder value creation.

What are the targets, award levels and vesting profile for SESOP awards?    The adjusted eps growth targets for the current outstanding awards are set out below:

Performance period	Award 2012 1 Jul 2012 – 30 Jun 2015	Award 2011 1 Jul 2011 – 30 Jun 2014	Award 2010 1 Jul 2010 – 30 Jun 2013	Award 2009 1 Jul 2009 – 30 Jun 2012
	%	%	%	%
Compound annual growth
Threshold	8	6	3	3
Max	12	10	7	7
Equivalent total over three years
Threshold	26	19	9	9
Max	40	33	23	23
Percentage of award vesting
Threshold	25	25	25	25
Max	100	100	100	100

For the 2012 award, 62.5% of the award (the vesting midpoint) will vest for achieving compound annual growth of 10% in adjusted eps.

        The maximum annual grant under the plan is 375% of base salary. However, the remuneration committee has the discretion to grant awards in excess of the maximum limit in exceptional circumstances. It is intended that awards equivalent to 375% of base salary will be made to the CEO, COO and CFO in September 2012.

        The remuneration committee also has discretion to extend the option exercise period from 12 to 18 months for share options awarded to qualifying leavers. The remuneration committee did not exercise this discretion during the year ended 30 June 2012.

Directors' remuneration report (continued)

How is adjusted eps performance tracking for outstanding SESOP awards?    The following table shows adjusted eps performance for each year that forms all or part of the performance period for outstanding SESOP awards:

Annual adjusted eps performance

Year ended	Adjusted eps growth
30 June 2010	5.9%
30 June 2011	12.9%
30 June 2012	12.1%

        The following chart shows the performance targets, minimum and maximum vesting percentages for awards made in 2009, 2010, 2011 and 2012. It also shows the compound annual growth performance for adjusted eps as it is currently tracking for each outstanding award. On the basis of this performance, the 2009 award, which is due to vest in September 2012, has exceeded the performance condition and consequently, the shares under award will vest at 100% of the initial award.

Adjusted eps compound annual growth (%)

Performance share plan (PSP 2008)

        Under this plan, participants are granted a discretionary, conditional right to receive shares. All conditional rights awarded vest after a three year period subject to the achievement of specified performance tests. Notional dividends accrue on awards and are paid out either in cash or shares in accordance with the vesting schedule. As discussed in the 2011 directors' remuneration report, the plan was reviewed during the year ended 30 June 2011 resulting in the introduction of two new financial measures to the performance condition for awards made from September 2011 onwards. By introducing these two new financial measures, the remuneration committee has sought to create closer alignment with business strategy, as outlined earlier in this report.

Directors' remuneration report (continued)

What performance measures are used in the PSP?

For outstanding awards made up to and including September 2010

        The primary performance test is a comparison of Diageo's three year TSR – the percentage growth in Diageo's share price (assuming all dividends and capital distributions are reinvested) – with the TSR of a peer group of international drinks and consumer goods companies. TSR calculations are converted to a common currency (US dollars). The second performance test requires that there has been an underlying improvement in Diageo's three year financial performance, typically measured by an adjusted eps measure, for the remuneration committee to recommend the release of awards.

For awards made from September 2011 onwards

        The primary performance test is split equally between three performance measures:

  1)
  TSR, as defined above;

  2)
  growth in organic net sales on a compound annual basis; and

  3)
  total organic operating margin improvement.

        For any of the award apportioned to the TSR condition to be released, there must be an improvement in the underlying performance of the company. In addition, the remuneration committee requires a minimum level of performance in both organic net sales and organic operating margin before any of the award apportioned to these measures can be released.

        In line with shareholder feedback seeking greater visibility of targets at the start of the performance period, the remuneration committee will disclose targets under the two financial measures for future awards. The remuneration committee will also disclose how vesting outcomes relate to performance at the end of the three year performance period in the relevant directors' remuneration report.

What are the targets, award levels and vesting profile for PSP awards?

The targets and vesting profile are shown in the following tables:

	Total shareholder return	Organic net sales (CAGR)	Organic operating margin improvement	Vesting profile
2012 award
– Threshold	Median ranking (ninth)	5.0%	100bps	25%
– Mid-point	—	6.5%	150bps	62.5%
– Maximum	Upper quintile (third or above)	8.0%	175bps	100%

There is straight line vesting between 25% and 100% for the net sales measure; the operating margin vesting profile is intended to incentivise further outperformance so it will vest in a straight line between threshold and the midpoint for achieving 100bps to 150bps improvement (25% to 62.5% vesting), and

Directors' remuneration report (continued)

will then vest in a straight line between midpoint and maximum for achieving 150bps to 175bps improvement (62.5% to 100% vesting). The full vesting profile for TSR is shown below:

TSR ranking	From 2011 awards % vesting	From 2008 awards % vesting
1st	100%	100%
2nd	100%	100%
3rd	100%	95%
4th	95%	75%
5th	75%	65%
6th	65%	55%
7th	55%	45%
8th	45%	25%
9th	25%	0%
10th or below	0%	0%

TSR peer group

There are 15 other companies in the peer group for the outstanding 2009 and 2010 awards, and 16 other companies in the peer group for awards made from 2011 onwards:

AB InBev	Kraft Foods
Brown-Forman	Nestlé
Carlsberg	PepsiCo
Coca-Cola	Pernod Ricard
Colgate-Palmolive	Procter & Gamble
Groupe Danone	Reckitt Benckiser (2011 onwards)
Heineken	SABMiller
HJ Heinz	Unilever

The maximum annual award under the plan is 375% of salary. However, the remuneration committee has discretion to grant awards in excess of this maximum in exceptional circumstances. It is intended that awards equivalent to 375% of base salary will be made to the CEO and COO, and an award equivalent to 300% of base salary will be made to the CFO in September 2012.

How does the remuneration committee use discretion to ensure a fair outcome?    The remuneration committee will review the vesting outcome of an LTIP award to ensure that it fairly reflects the company's actual underlying performance and may adjust vesting levels if it considers it appropriate. Additionally, for awards made from September 2012 onwards, the plan rules for both SESOP and PSP will provide the remuneration committee with the discretion to apply a clawback condition in order to reduce the number of shares under award in the event of a material performance failure (for example, material restatement to the accounts).

What happens in the event of a change of control?    In the event of a change of control and at the remuneration committee's discretion, outstanding PSP awards would be released and outstanding share options would become exercisable based on the extent to which the relevant performance conditions had been met and, if the remuneration committee determines, the time elapsed since the initial award or grant, respectively.

Directors' remuneration report (continued)

All employee share plans

        The executive directors are eligible to participate in the United Kingdom HM Revenue & Customs approved share incentive and sharesave plans that Diageo operates on the same terms as for all eligible employees.

What is the shareholding requirement for the executive directors?    Senior executives are currently required to build up significant holdings of shares in Diageo from their own resources over a defined period of time. Full participation in the share option and share award plans is conditional upon meeting this requirement. This policy reflects Diageo's belief that its most senior leaders should also be shareholders. The holding requirement for the CFO and CEO and the status of that requirement as at 30 June 2012 is shown in the following table. Under the company's shareholding requirement policy, D Mahlan has five years from her appointment to the board in which to build up her shareholding to meet and maintain her new requirement.

	D Mahlan	PS Walsh
Value of shareholdings (£000)	1,328	9,083
Minimum shareholding requirement as % of salary	250%	300%
Actual shareholding as % of salary	217%	746%

        This information is based on the share interests disclosed in the table 'Share and other interests' in this report, base salary earned in the year ended 30 June 2012, and an average share price for the same period of 1394 pence.

What pension provision is made for executive directors?    CEO – PS Walsh was a member of the UK Scheme (the 'Scheme') until 31 March 2011, at which point he stopped accruing pension rights. From 1 May 2011, PS Walsh began to receive his pension benefits under the company's policy of 'flexible pension access'. The rules of the Scheme at the time that PS Walsh began to receive his benefits required pensions in payment to be increased each year in line with increases in the RPI, subject to a maximum of 5% per year and a minimum of 3% per year.

        In the event of death in service, a lump sum of four times pensionable pay plus a spouse's pension of two-thirds of the member's pension before commutation would be payable. Upon death after leaving the company, a spouse's pension of two-thirds of the member's pension before commutation is payable.

        CFO – Since her appointment to the board, D Mahlan has not been a member of any Diageo group company pension scheme and instead has received a cash supplement in lieu of pension provision equivalent to 40% of base salary. With effect from 1 July 2012, it is proposed that the company contribution is reduced to 35% of base salary and that this benefit is delivered in the form of a contribution into the Diageo North America Inc. Supplemental Executive Retirement Plan (SERP). The SERP is an unfunded, non qualified supplemental retirement programme. Under the plan, accrued company contributions are subject to quarterly interest credits based on the interest rate set out in the US internal revenue code. Under the rules of the SERP, D Mahlan can withdraw the balance of the plan in the form of five equal annual instalments or a lump sum upon reaching age 55 and having left service with Diageo (within six months of separation from service). Upon death in service, a lump sum of four times base salary is payable.

What are the service contracts and terms of employment for the executive directors?    The executive directors have rolling service contracts which provide for six months' notice by the director or 12 months' notice by the company and contain non-compete obligations. In the event of early termination by the company without cause, the agreements provide for a termination payment to be

Directors' remuneration report (continued)

paid (in respect of that part of the notice period not provided to the director by the company) to PS Walsh equivalent to 12 months' base salary for the notice period and an equal amount in respect of all benefits, and to D Mahlan equivalent to 12 months' base salary for the notice period and the cost to the company of providing contractual benefits (excluding incentive plans). Any such payments would be subject to tax and other statutory deductions. The remuneration committee may exercise its discretion to require half of the termination payment to be paid in monthly instalments and, upon the executive commencing new employment, to be subject to mitigation. If the board determines that the executive has failed to perform his or her duties competently, the remuneration committee may exercise its discretion to reduce the termination payment on the grounds of poor performance. PS Walsh's service contract with the company is dated 1 November 2005. D Mahlan's service contract with the company is dated 1 July 2010.

What happens to share awards when executive directors leave?    On cessation of employment, outstanding awards under share incentive arrangements will be treated in accordance with the relevant plan rules approved by shareholders in 2008. As set out in last year's remuneration report, in light of the role of the CEO in the delivery of shareholder value, the committee proposes to enable vesting of PSPs granted to the CEO from 2011 to be based entirely on the delivery of that performance. Accordingly, awards will be capable of vesting in full at the end of the performance period, if performance goals are delivered in full, without providing time pro-rating to the point of retirement. Such consideration would be at the sole discretion of the remuneration committee, taking into account all the circumstances it considers relevant at the time.

What external appointments are held by the executive directors?    Executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them, subject to the specific approval of the board in each case.

        During the year ended 30 June 2012, PS Walsh served as a non-executive director of Unilever NV and PLC, and FedEx Corporation and, with effect from January 2012, was appointed as a non-executive director of Avanti. He retained the fees paid to him for his services. At the government's request, PS Walsh also served as lead non-executive director and deputy chair on the board of the Department of Energy and Climate Change (DECC). PS Walsh has committed to donating all fees that he receives for this directorship to a charitable educational trust. The total amounts of such fees paid in the year ended 30 June 2012 are set out in the table below. D Mahlan did not hold any external appointments during the year ended 30 June 2012. With effect from 1 September 2012, D Mahlan will serve as a non-executive director for Experian Plc.

PS Walsh
£000
Unilever(a)	106
FedEx Corporation(a)	65
DECC	20
Avanti (with effect from January 2012)	17

208

Notes

(a)
Fees paid in currencies other than sterling are converted using average exchange rates for the year ended 30 June 2012.

Directors' remuneration report (continued)

        In line with the FedEx Corporation policy for outside directors, PS Walsh is eligible to be granted share options. During the year ended 30 June 2012, he was granted 5,970 options at an option price of $68.765. He exercised 8,000 FedEx options during the year, which were granted at an option price of $49.23 and sold at an average price of $90.27.

Chairman of the board and non-executive directors

What is the policy on chairman of the board and non-executive directors' fees?

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

What terms and conditions apply to the chairman of the board?    The chairman of the board, Dr Franz B Humer, commenced his appointment on 1 July 2008. Dr Humer has a letter of appointment for an initial five year term from 1 July 2008. It is terminable on six months' notice by either party or, if terminated by the company, by payment of six months' fees in lieu of notice.

        The chairman's fee is normally reviewed every two years and any changes would normally take effect from 1 January. As recommended by the UK Corporate Governance Code, any changes to this fee have to be approved by the remuneration committee. The last scheduled review of fees was undertaken in December 2010 and the next review is anticipated to take place in December 2012 with any changes taking effect on 1 January 2013. Fees are reviewed in the light of market practice in large companies in the United Kingdom and anticipated workload, tasks and potential liabilities. In line with Diageo's policy, a proportion of the chairman's annual fee is used for the monthly purchase of Diageo ordinary shares, which have to be retained until the chairman retires from the company or ceases to be a director for any other reason. The chairman's current fee is shown in the following summary table. No changes were made to the chairman's fee during the year ended 30 June 2012.

What terms and conditions apply to the non-executive directors?    All non-executive directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com.

        The last scheduled review of fees for non-executive directors was undertaken in December 2011. At this time, fees were benchmarked against market practice in large companies in the United Kingdom and reviewed in light of anticipated workload, tasks and potential liabilities. As a result of this review, the base fee paid to non-executive directors was increased by £2,000 from £78,000 to £80,000 per annum and the fee for the chairman of the remuneration committee was increased by £5,000 from £15,000 to £20,000 per annum to reflect market practice in comparable companies. It was decided after this last review that fees for non-executive directors would be reviewed every two years going forward (previously, annually). Therefore, the next review of the non-executive director fees is anticipated to take place in December 2013 with any changes expected to take effect on 1 January

Directors' remuneration report (continued)

2014. A full summary of the current non-executive directors' fees is shown in the following summary table.

Chairman of the board and non-executive directors' remuneration for the year ended 30 June 2012

Per annum fees effective from	January 2012	January 2011
	£	£
Chairman of the board	500,000	500,000
Non executive directors
Base fee	80,000	78,000
Senior non executive director	20,000	20,000
Chairman of the audit committee	25,000	25,000
Chairman of the remuneration committee	20,000	15,000

        The emoluments received by the chairman of the board and the non-executive directors in the year ended 30 June 2012 are shown in the table 'Directors' remuneration for the year ended 30 June 2012'.

Directors' remuneration report (continued)

Directors' remuneration for the year ended 30 June 2012

	2012						2011
Emoluments	Base salary	Annual incentive plan	Share incentive plan	Cash in lieu of pension(b)	Other benefits(c)	Total	Total
	£000	£000	£000	£000	£000	£000	£000
Chairman – fees
Dr FB Humer(a)	500	—	—	—	7	507	459
Executive directors
D Mahlan	612	912	3	245	27	1,799	1,353
PS Walsh	1,217	1,821	3	—	58	3,099	3,183
Former executive directors
NC Rose (retired from the board on 14 October 2010)	—	—	—	—	—	—	732

Sub total	1,829	2,733	6	245	85	4,898	5,268

Non-executive directors – fees
PB Bruzelius	79	—	—	—	1	80	77
LM Danon	79	—	—	—	1	80	77
Lord Davies	105	—	—	—	1	106	65
BD Holden	79	—	—	—	1	80	77
PG Scott	104	—	—	—	1	105	102
HT Stitzer	79	—	—	—	1	80	77
Former non-executive directors – fees
Lord Hollick (retired 19 October 2011)	33	—	—	—	—	33	112
PA Walker (retired 19 October 2011)	23	—	—	—	—	23	77

Sub total	581	—	—	—	6	587	664

Total	2,910	2,733	6	245	98	5,992	6,391

Notes

(a)
£200,000 of Dr Franz B Humer's remuneration in the year ended 30 June 2012 was used for the monthly purchase of Diageo ordinary shares, which must be retained until he retires from the company or ceases to be a director for any other reason.

(b)
D Mahlan does not participate in the company's pension scheme and received a monthly cash supplement equivalent to 40% of base pay during the year ended 30 June 2012.

(c)
Other benefits may include company car and driver, product allowance, financial counselling and medical insurance.

Directors' remuneration report (continued)

Long term incentive plans

Payments and gains

In the year ended 30 June 2012, the executive directors received payments and made gains under long term incentive plans as follows:

	2012				2011
	Executive share option exercises	September 2008 PSP award	September 2007 DIP award	Total	Total
	£000	£000	£000	£000	£000
Executive directors
D Mahlan(a)	—	—	126	126	215
PS Walsh	3,208	—	—	3,208	1,225

Total	3,208	—	126	3,334	1,440

Notes

(a)
D Mahlan received a release under the Discretionary Incentive Plan (DIP) in September 2011. The award was made in 2007 prior to D Mahlan's appointment to the board, and vested in September 2010 with two equal releases in September 2010 and September 2011. The award was made in the form of American Depository Shares (ADS) and the gain value was converted from US dollars into sterling using the exchange rate as at 30 June 2012. Executive directors are not eligible to participate in the DIP and D Mahlan has no further outstanding DIP awards.

Directors' share options over ordinary shares

The following table shows the number of options held under all executive share option plans and savings-related schemes for the directors who held office during the year.

		30 June 2011	Granted	Exercised	Lapsed	30 June 2012	Option price in pence	Market price at date of exercise in pence	Date from which first exercisable	Expiry date
D Mahlan	DSOP 1999(a),(b)	1,576				1,576	815		20 Sep 2008	20 Sep 2015
	DSOP 1999(a),(b)	45,352				45,352	930		19 Sep 2009	19 Sep 2016
	DSOP 1999(a),(b)	37,560				37,560	1051		18 Sep 2010	18 Sep 2017
	DSOP 1999(a),(b)	52,588				52,588	1035		16 Sep 2011	16 Sep 2018
	SESOP 2008(b),(c)	83,160				83,160	952		17 Sep 2012	17 Sep 2019
	SESOP 2008	199,652				199,652	1080		20 Sep 2013	20 Sep 2020
	SESOP 2008		190,239			190,239	1232		22 Sep 2014	22 Sep 2021
	SAYE(d)		937			937	960		01 Dec 2014	31 May 2015

		419,888	191,176	—	—	611,064

PS Walsh	SESOP 1999	20,553		(20,553)		—	759	1247	11 Oct 2005	11 Oct 2012
	SESOP 1999	455,521		(150,000)		—	815	1363	20 Sep 2008	20 Sep 2015
				(155,521)		—	815	1383	20 Sep 2008	20 Sep 2015
				(150,000)		—	815	1335	20 Sep 2008	20 Sep 2015
	SESOP 1999	423,387				423,387	930		19 Sep 2009	19 Sep 2016
	SESOP 1999	392,483				392,483	1051		18 Sep 2010	18 Sep 2017
	SESOP 2008	493,871		(100,000)	(207,426)	186,445	877	1500	27 Oct 2011	27 Oct 2018
	SESOP 2008(c)	454,963				454,963	952		17 Sep 2012	17 Sep 2019
	SESOP 2008	409,062				409,062	1080		20 Sep 2013	20 Sep 2020
	SAYE(d)	1,617				1,617	941		01 Dec 2015	31 May 2016
	SESOP 2008		374,695			374,695	1232		22 Sep 2014	22 Sep 2021

		2,651,457	374,695	(576,074)	(207,426)	2,242,652

Directors' remuneration report (continued)

Notes

(a)
Options granted under the Diageo Executive Share Option Plan prior to the executive's appointment to the board.

(b)
US options were granted over ADSs at dollar prices (one ADS is equivalent to four ordinary shares); the option holdings and prices in the table are stated as ordinary share equivalents in pence.

(c)
The performance condition in respect of this SESOP grant was measured after 30 June 2012. The compound annual growth in Diageo's eps over the three years ended 30 June 2012 exceeded the performance condition and 100% of these options will become exercisable in September 2012.

(d)
Options granted under the United Kingdom savings-related share option scheme.

(e)
A summary of the performance criteria in relation to the SESOP 2008 is provided in the 'Summary of current remuneration policy for executive directors' earlier in this report.

The mid-market price for ordinary shares at 30 June 2012 was 1641 pence (2011 – 1273 pence; 13 August 2012 – 1698 pence). The highest mid-market price during the year was 1641 pence and the lowest mid-market price was 1111 pence.

Directors' interests in PSP awards

The following table shows the directors' interests in the PSP. Details of executive share options are shown separately above.

				Awards made during year
			Interests at 30 June 2011		Awards released during year
							Market price at date of vesting in pence(c)
	Performance period	Date of award	Target award(a)	Target award(a)	Number of shares vested(b)	Number of shares lapsed(b)		Interests at 30 June 2012(d)
D Mahlan(h)	2008 – 2011	27 Oct 08(g)	27,056		—	(27,056)	1319	—
	2009 – 2012	17 Sep 09(e),(g)	81,380					81,380
	2010 – 2013	20 Sep 10	167,964					167,964
	2011 – 2014	22 Sep 11(f)		159,574				159,574

			276,400	159,574	—	(27,056)		408,918

PS Walsh	2008 – 2011	27 Oct 08	416,867		—	(416,867)	1319	—
	2009 – 2012	17 Sep 09(e)	486,111					486,111
	2010 – 2013	20 Sep 10	430,172					430,172
	2011 – 2014	22 Sep 11(f)		392,872				392,872

			1,333,150	392,872	—	(416,867)		1,309,155

Notes

(a)
This is the number of shares initially awarded. In accordance with the plan rules, the number of shares awarded is determined based on the average of the daily closing price for the preceding financial year. Of this number of shares initially awarded, threshold vesting will release 25% of the initial award and maximum vesting will release 100% of the initial award. The performance conditions and vesting profile that determines the proportion of shares that is eventually released is described in the 'Summary of current remuneration policy for executive directors' earlier in this report.

(b)
The three year performance period for the October 2008 PSP award ended on 30 June 2011. The number of shares released in October 2011 was 0% of the initial award. This was based on a relative TSR ranking of

Directors' remuneration report (continued)

  position 12 in the peer group at the end of the performance period. Kepler Associates independently verified the TSR increase and ranking.

(c)
The price on 27 October 2011, the release date. The market price was 1100 pence when the award was made on 27 October 2008.

(d)
The directors' interests at 13 August 2012 were the same as at 30 June 2012.

(e)
The three year performance period for the September 2009 PSP award ended on 30 June 2012. The number of shares that will be released in September 2012 is 65% of the initial award. This was based on a relative TSR ranking of position fifth in the peer group at the end of the performance period. Kepler Associates independently verified the TSR increase and ranking. In addition to the release of the initial award, notional dividends that have accrued on the award to the extent that it has vested will be settled in the form of shares as soon as practicable after the vesting of the award. The gross value of the accrued notional dividends is equivalent to £428,000 and £79,000 for the CEO and CFO, respectively. The value for the CFO is based on the ADS dividends converted to ordinary shares at a ratio of one ADS to four ordinary shares.

(f)
The market price on 22 September 2011 was 1203 pence.

(g)
US share awards were granted in ADS (one ADS is equivalent to four ordinary shares); the share holdings in the table are stated as ordinary share equivalents.

(h)
D Mahlan also received a release of 2,608 ADS (10,432 ordinary share equivalents) under the Discretionary Incentive Plan on 19 September 2011.

Executive directors' pension benefits

PS Walsh started receiving his pension from the Scheme on 1 May 2011 under the company's policy of flexible pension access and, therefore, has not earned any more pension benefits over the year ended 30 June 2012. The increase in pension shown below is due to the guaranteed standard pension increase awarded on 1 April 2012 in accordance with the rules of the Scheme. PS Walsh has not received any discretionary pension increase since he started receiving his pension.

        Although it is a regulatory requirement to calculate the transfer value of a pension, the transfer value has no impact on the level of pension benefit being received by PS Walsh now that he has started to receive his pension. The calculation of the transfer value is based on a prescribed methodology. The assumptions used are reviewed regularly by the trustees of the Scheme and can vary significantly based on prevailing market circumstances. The transfer value is broadly the cost to Diageo if it had to provide the equivalent pension benefit. The transfer value of the annual pension PS Walsh is receiving at 30 June 2011 and 30 June 2012 is shown in the table below. The transfer value as at 30 June 2012 has changed for the reasons set out in note (c) below.

        D Mahlan does not participate in the final salary pension scheme, but during the year ended 30 June 2012 received a cash supplement in lieu of pension provision of £245,000 (equivalent to 40% of base pay).

	Age at 30 June 2012	Pensionable service at 30 June 2012	Accrued pension at 30 June 2011	Additional pension accrued in the year(a)	Accrued pension at 30 June 2012(a)(b)	Transfer value at 30 June 2011	Change in transfer value during the year(c)	Transfer value at 30 June 2012(c)
	Years	Years	£000 pa	£000 pa	£000 pa	£000	£000	£000
PS Walsh	57	29	558	20	578	15,796	3,383	19,179

Directors' remuneration report (continued)

Notes

(a)
All of PS Walsh's Diageo pension is provided from the UK Diageo Pension Scheme, i.e. 0% is provided from the unfunded unregistered retirement benefit scheme (0% in 2011).

(b)
PS Walsh's pension is higher at 30 June 2012 than at 30 June 2011 by £20,000 due to receiving a pro-rated standard pension increase in respect of 11 months of retirement awarded as at 1 April 2012. The pension increase was 3.58% for the 11 months he was retired (3.9% was awarded to members with a full year of retirement) which was in line with the guaranteed pension increase as outlined in the Scheme Rules and which was awarded to all other pensioner members of that section of the Scheme. No discretionary pension increase was awarded to PS Walsh.

(c)
PS Walsh's transfer value is higher at 30 June 2012 than at 30 June 2011 by £3,383,000 for the following reasons:

•
£3,257,000 more due to allowing for market conditions changing between June 2011 and June 2012 (specifically, the "gap" between the discount rate and pension increases reducing considerably);

•
£689,000 more due to allowing for the increase due to interest over the year; and

•
£563,000 less due to allowing for the pension payments PS Walsh has received during the year.

(d)
The transfer value at 30 June 2011 was calculated after PS Walsh's retirement on 1 May 2011 when he was aged 56 years, and the transfer value at 30 June 2012 was calculated when he was aged 57 years.

(e)
During the year, PS Walsh made pension contributions of £nil (2011 – £52,668).

Share and other interests

The beneficial interests of the directors in office at 30 June 2012 in the ordinary shares of the company are shown in the table below.

	Ordinary shares
	13 August 2012	30 June 2012	30 June 2011 or appointment
Chairman
Dr Franz B Humer	41,517	40,533	32,386
Executive directors
D Mahlan	95,296	95,275	83,755
PS Walsh	651,602	651,579	667,346
Non-executive directors
PB Bruzelius	5,000	5,000	5,000
LM Danon	5,000	5,000	5,000
Lord Davies	5,052	5,052	—
BD Holden	17,400	17,400	8,100
PG Scott	10,000	10,000	25,000
HT Stitzer	8,319	8,319	8,319

Total	839,186	838,158	834,906

Directors' remuneration report (continued)

Notes

(a)
At 30 June 2012, there were 7,231,200 shares (30 June 2011 – 9,014,858; 13 August 2012 – 7,082,440) held by trusts to satisfy grants made under Diageo incentive plans and savings-related share option schemes. PS Walsh and D Mahlan are among the potential beneficiaries of these trusts and are deemed to have an interest in all these shares.

(b)
D Mahlan and BD Holden have share interests in ADS (one ADS is equivalent to four ordinary shares); the share interests in the table are stated as ordinary share equivalents.

Performance graph

The graph below shows the total shareholder return for Diageo and the FTSE 100 Index since 30 June 2007. The FTSE 100 Index reflects the 100 largest quoted companies by market capitalisation in the United Kingdom and has been chosen because it is a widely recognised performance benchmark for large companies in the United Kingdom.
 Total shareholder return – value of hypothetical £100 holding (based on spot share prices)

Additional information

Emoluments and share interests of senior management    The total emoluments for the year ended 30 June 2012 of the executive directors, the executive committee members and the company secretary (together, the senior management) of Diageo comprising base salary, annual incentive plan, share incentive plan, termination payments and other benefits were £17,918,855 (2011 – £21,636,952).

        The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £12,246,024. In addition, they were granted 1,678,400 options under the SESOP during the year at a weighted average share price of 1230 pence, exercisable by 2021 and 5,564 restricted stock units under the Diageo Executive Long Term Incentive Plan, which will vest in three years. They were also initially awarded 1,556,951 shares under the PSP in September 2011, which will vest in three years subject to the performance tests described above. Five members of the executive committee were also awarded an exceptional grant of 903,312 deferred shares under the Discretionary Incentive Plan (DIP) in September 2011 and March 2012. There are

Directors' remuneration report (continued)

performance conditions attached to the release of these awards and they will be released, subject to achievement of the performance conditions, in phased tranches between September 2014 and September 2019.

Senior management options over ordinary shares    At 13 August 2012, the senior management had an aggregate beneficial interest in 2,127,887 ordinary shares in the company and in the following options over ordinary shares in the company:

	Number of options	Weighted average exercise price in pence	Option period
D Mahlan	611,064	1092	Sep 2008 – Sep 2021
PS Walsh	2,242,652	1029	Sep 2009 – Sep 2021
Other*	5,614,897	1128	Oct 2005 – Sep 2021

	8,468,613

*
Other members of the executive committee and the company secretary.

Key management personnel related party transactions    Key management personnel of the group comprises the executive and non-executive directors, the members of the executive committee and the company secretary. As previously disclosed, PS Walsh and G Williams have informed the company that they have purchased seasonal developments at Gleneagles from a subsidiary of the company, Gleneagles Resort Developments Limited. The transactions were priced on the same basis as all the external seasonal development transactions and were at arm's length. The values of the transactions at the date of purchase were as follows: PS Walsh – £43,000 and G Williams – £19,400. Each director continued to hold these seasonal developments at 30 June 2012.

        Diageo plc has granted rolling indemnities to the directors and the company secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as directors or company secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2012.

        Other than disclosed in this report, no director had any interest, beneficial or non-beneficial, in the share capital of the company. Save as disclosed above, no director has or has had any interest in any transaction which is or was unusual in its nature, or which is or was significant to the business of the group and which was effected by any member of the group during the financial year, or which having been effected during an earlier financial year, remains in any respect outstanding or unperformed. There have been no material transactions during the last three years to which any director or officer, or 3% or greater shareholder, or any spouse or dependent thereof, was a party. There is no significant outstanding indebtedness to the company from any directors or officer or 3% or greater shareholder.

Statutory and audit requirements    This report was approved by a duly authorised committee of the board of directors, on 21 August 2012 and was signed on its behalf by Lord Davies of Abersoch who is senior non-executive director and chairman of the remuneration committee. As required by the Companies Act 2006, a resolution to approve the directors' remuneration report will be proposed at the AGM and will be subject to an advisory shareholder vote.

        The board has followed and complied with the requirements of the Companies Act 2006 with reference to Schedules 5 and 8 of the Large and Medium-sized Companies and Groups (Accounts and

Directors' remuneration report (continued)

Reports) Regulations 2008 and section D of the UK Corporate Governance Code in preparing this report and in designing performance-related remuneration for senior executives.

        KPMG Audit Plc has audited the report to the extent required by the Regulations, being the sections headed 'Directors' remuneration for the year ended 30 June 2012', 'Long term incentive plans', 'Directors' share options over ordinary shares', 'Directors' interests in PSP and TSR plan awards' and 'Executive directors' pension benefits'. In addition, the following sections form part of the audited financial statements: 'Share and other interests' and 'Key management personnel related party transactions'.

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

Average cash – for the purpose of the AIP, average cash is a metric where free cash flow delivery in each month is weighted by time.

Organic net sales growth – for the purpose of the PSP, the growth in the group's sales net of excise duties and calculated on a constant currency basis excluding the impact of acquisitions, in the year in which they arise, and disposals.

Organic operating margin improvement – for the purpose of the PSP, the movement in the group's organic operating margin. Organic operating margin is the ratio calculated by dividing organic operating profit by organic net sales expressed as a percentage. Organic operating profit is calculated on a constant currency basis excluding the impact of exceptional items, acquisitions, in the year in which they arise, and disposals.

TSR – for the purpose of the PSP, total shareholder return is the percentage growth in Diageo's share price assuming all dividends and capital distributions are reinvested.

Corporate governance report

Dear Shareholder

On behalf of the board, I am pleased to present the corporate governance report for the year ended 30 June 2012.

        Diversity on boards of directors and elsewhere in corporate life continues to be a significant theme in corporate governance. At Diageo, we have long believed that supporting and respecting all aspects of the diversity of our people is an important contributor to business performance as well as being the right thing to do. There are five nationalities represented on our board and four of the 10 directors are women. In addition to the individual skill sets that each director brings, we continue to believe that this helps to provide an appropriate perspective on business issues and a balance of the skills, experience, independence and knowledge of the company needed to enable the board to: discharge effectively its responsibilities for governance of the company, including setting the company's strategic aims and its values; providing the leadership to put them into effect; supervising and constructively challenging the management who are responsible for the day to day operational running of the business; and reporting to shareholders on their stewardship.

        We endeavour in this report to give a sense of how these responsibilities are approached by describing our corporate governance structures and procedures and the work of the board and the executive committee.

        The principal corporate governance rules applying to UK companies listed on the London Stock Exchange (LSE) for the year ended 30 June 2012 are contained in The UK Corporate Governance Code as updated and published by the Financial Reporting Council (FRC) in May 2010 (the Code) and the UK Financial Services Authority (FSA) Listing Rules, which require companies listed on the Main Market of the LSE to describe, in their annual report, their corporate governance from two points of view: the first dealing generally with their application of the Code's main principles and the second dealing specifically with non-compliance with any of the Code's provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice. Diageo has complied with all relevant provisions set out in the Code throughout the year. The Code is publicly available under the heading 'Corporate Governance' at the website of the FRC, www.frc.org.uk.

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

        The way in which the Code's principles of good governance and relevant provisions of SOX and applicable laws and regulations are applied is described within this corporate governance report.

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

        The board considers that it is beneficial for the executive directors to hold an external directorship to broaden their experience and normally this would be limited to one company. The chief executive, PS Walsh, holds UK non-executive directorships in Unilever PLC and Avanti Communications Group plc and a US non-executive directorship in FedEx Corporation. The time commitment for these three directorships is not considered to be onerous and the board considers that, given the importance of the United States to the company's business, the FedEx directorship is of benefit to Mr Walsh in terms of market awareness, US business practices and networking. The chief operating officer, IM Menezes, appointed a director on 2 July 2012, holds a US non-executive directorship in Coach, Inc. The chief financial officer, D Mahlan holds a UK non-executive directorship in Experian plc effective 1 September 2012.

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

        The non-executive directors, all of whom the board has determined are independent, are experienced and influential individuals from a range of industries, backgrounds and countries. Their diverse mix of skills and business experience is a major contribution to the proper functioning of the board and its committees, ensuring that matters are fully debated and that no individual or group dominates the board's decision-making processes.

        Through the nomination committee, the board ensures that plans are in place for the succession of the executive and non-executive directors.

        A summary of the terms and conditions of appointment of the non-executive directors is available at www.diageo.com or on request from the company secretary.

Activities of the board    It is the responsibility of the chairman and the company secretary to work closely together in planning the annual programme and agendas for meetings. During the year, six scheduled board meetings were held, five in the United Kingdom and one in Turkey, which incorporated a specific Turkey and Western Europe business focus and involved visits to customers. In addition, an annual strategy conference with the full executive committee was held offsite at which the group's strategy was reviewed in depth.

        When directors were unable to attend a meeting, they were advised of the matters to be discussed and took advantage of the opportunity to make their views known to the chairman prior to the meeting. The board manages overall control of the company's affairs with reference to the formal schedule of matters reserved for the board for decision. The schedule was last revised in June 2012.

Corporate governance report (continued)

        The board makes decisions and reviews and approves key policies and decisions of the company, in particular in relation to: group strategy and operating plans; corporate governance; compliance with laws, regulations and the company's code of business conduct; business development, including major investments and disposals; financing and treasury; appointment or removal of directors and the company secretary; risk management; financial reporting and audit; corporate sustainability and responsibility, ethics and the environment; and pensions.

        The Act sets out directors' general duties concerning conflicts of interest and related matters. The board has agreed an approach and adopted guidelines for dealing with conflicts of interest and has added responsibility for authorising conflicts of interest to the schedule of matters reserved for the board. The board confirmed that it was aware of no situations that may or did give rise to conflicts with the interests of the company other than those that may arise from directors' other appointments as disclosed in their biographies above. In accordance with the articles, the board authorised the chairman or the company secretary, as appropriate, to receive notifications of conflicts of interest on behalf of the board and to make recommendations as to whether the relevant matters should be authorised by the board. The company has complied with these procedures during the year.

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

        The non-executive directors fulfil a key role in corporate accountability. The remits of the audit, the nomination and the remuneration committees of the board are set out below and membership of these committees is as set out above in the 'Board of directors and executive committee' section of this annual report. The company secretary acts as secretary to all of these committees. The terms of reference of the committees are available on the company's website at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

Induction, training and business engagement    There is a formal induction programme for new directors; they meet with the executive committee members individually and receive orientation training from the relevant senior executive in relation to the group and its business, for example in relation to its assurance processes, environmental and social policies, corporate responsibility policies and practices

Corporate governance report (continued)

and governance matters. Following this initial induction, appropriate business engagements are arranged for the chairman and the non-executive directors. In addition to those associated with overseas board meetings, during the year these included: visits to the supply operations in Scotland; the chairman of the audit committee's visit to the Nigerian operations; the chairman and senior independent director taking advantage of overseas business commitments to meet with local management; and visits to the customer collaboration centre in the UK.

        All directors are provided with the opportunity, and encouraged to attend regular training to ensure they are kept up to date on relevant legal developments or changes and best practice and changing commercial and other risks. Typical training experience for directors includes attendance at seminars, forums, conferences and working groups and, during the year ended 30 June 2012, also included internally led training on compliance, information security and business continuity. Training for directors is kept under review during the year and forms part of the chairman's individual meetings held with each director, with feedback sought from directors on areas and topics that they want to be covered.

Performance evaluation    During the year, an evaluation of the board's effectiveness, including the effectiveness of the audit committee, the nomination committee and the remuneration committee was undertaken internally by way of a written questionnaire followed by the chairman of the board meeting individually with all directors.

        The board questionnaire focused on the performance of the board throughout the past year in the areas of: strategy, and how effective the board had been in supporting the development of strategy; performance management; management succession, and talent; risk management; ensuring appropriate knowledge of the business and its people; the board's collective judgement; boardroom dynamics; areas in which the board felt it could improve its performance; and external factors that the board should remain particularly alert to.

        The questionnaires for the committees focused on the performance of the respective committees throughout the past year; whether the agendas appropriately covered the remits of the committees; how the performance of the respective committees could be enhanced and areas of focus for the forthcoming year.

        A report was prepared for the board on its effectiveness and that of its committees. The report concluded that the board and its committees continued to operate effectively, meeting the requirements and spirit of the Code. Processes were seen to have improved to allow a focus and time spent on the most important matters for the company, including the development of strategy, and the climate in the boardroom continued to create the optimum conditions for good decision making and sound guidance. The importance of ensuring appropriate succession to the board to maintain boardroom dynamics and the appropriate balance of skills, knowledge, diversity and experience was recognised in the search for non-executive directors and the appointment, with effect from 1 October 2012, of Ho KwonPing.

        Areas identified for the board and committees to maintain the appropriate governance for and development of the business have been integrated into the evolving annual agendas of the board and its committees.

        The performance of each director was evaluated by the chairman based on self-analysis and input from the other directors. A report on the individual performance evaluation process was given to the nomination committee. Following the performance evaluation of individual directors, the chairman has confirmed that the non-executive directors standing for re-election at this year's annual general meeting continue to perform effectively and demonstrate commitment to their roles. The chairman's

Corporate governance report (continued)

performance was evaluated by the directors, using an internally produced questionnaire which was completed and returned to the senior non-executive director, who discussed the feedback in a meeting with the executive and non-executive directors and then privately with the chairman.

        It is the board's intention to continue to review annually its performance and that of its committees and individual directors. In respect of the evaluation process in 2013, it is likely that the same method of internal facilitation will be used.

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

        The chairman, the chief financial officer, the group controller, the head of global audit and risk, the group chief accountant and the external auditor are normally invited to attend meetings.

        The audit committee met privately with the external auditor and with the head of global audit and risk as appropriate.

Work of the audit committee    During the year, the audit committee formally reviewed the annual reports and associated preliminary year-end results announcement, focusing on key areas of judgement, provisioning and complexity, critical accounting policies and any changes required in these areas or policies. In addition, the audit committee reviewed the interim results announcement, which included the interim financial statements and the company's interim management statements. The audit committee also reviewed the work of the filings assurance committee described below and was updated on litigation risks by the group's general counsel.

        The audit committee received detailed presentations from certain senior executives on the management of key risk and control issues in their respective business areas, reviewed the effectiveness and findings from internal control and risk management processes described below and reviewed the work of the compliance programme and the work of the audit and risk committee, described below.

Corporate governance report (continued)

        The audit committee had available to it the resources of the global audit and risk function, the activities of which are described below.

        During the year, the audit committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim results and its audit of the consolidated financial statements.

        The audit committee reviews annually the appointment of the auditor and, on the audit committee's recommendation, the board agreed in August 2012 to recommend to shareholders at the annual general meeting in 2012, the re-appointment of the external auditor for a period of one year. The current overall tenure of the external auditor dates from 1997. Any decision to open the external auditor to tender is taken on the recommendation of the audit committee, based on the results of the effectiveness review described below. There are no contractual obligations that restrict the company's current choice of external auditor.

        The audit committee assessed the ongoing effectiveness of the external auditor and audit process on the basis of meetings and a questionnaire-based internal review with finance and global audit and risk staff and other senior executives. In reviewing the independence of the external auditor, the audit committee considered a number of factors. These include: the standing, experience and tenure of the external audit director; the nature and level of services provided by the external auditor; and confirmation from the external auditor that it has complied with relevant UK and US independence standards.

        The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in June 2012. Under this policy the provision of any non-audit service must be approved by the audit committee, unless the proposed service is both expected to cost less than £250,000 and also falls within one of a number of service categories which the audit committee has pre-approved. These pre-approved service categories may be summarised as follows:

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

        Fees paid to the auditor for audit, audit related and other services are analysed in note 3(c) to the consolidated financial statements. The main non-audit related services provided by the auditor during the year were in respect of due diligence work for potential acquisitions, a review of internal controls, process review and tax advice. The auditor was considered to be best placed to provide these services and was the provider that offered the best value. The nature and level of all services provided by the external auditor is a factor taken into account by the audit committee when it reviews annually the independence of the external auditor.

Nomination committee

Role of the nomination committee    The nomination committee is responsible for keeping under review the composition of the board and succession to it, and succession planning for senior management positions. It makes recommendations to the board concerning appointments to the board, whether of

Corporate governance report (continued)

executive or non-executive directors, having regard to the balance and structure of the board and the required blend of skills, experience, independence and diversity.

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

Activities of the nomination committee    The principal activities of the nomination committee during the year were: the review of individual performance; a review of the executive committee structure, membership and succession planning for it and senior leadership positions; and the consideration of potential non-executive directors.

        In respect of the appointment of Ho KwonPing to the board with effect from 1 October 2012, the recruitment process included the development of a candidate profile and the engagement of a professional search agency specialising in the recruitment of high calibre non-executive directors. Reports on potential appointees were provided to the committee, which, after careful consideration, made a recommendation to the board.

        In respect of the appointment of IM Menezes to the board and his appointment as chief operating officer, the committee made a recommendation to the board, believing that the appointments strengthened the executive leadership of the business.

        Diageo supports diversity within its board of directors, including gender diversity. Currently there are four female directors, out of a total of 10 board members. We believe that all four bring a wealth of international business experience and are an asset to the company and the board.

        Without seeking to set a specific goal for female representation on the board, it remains our aspiration to maintain a high level of diversity, including gender diversity, within the boardroom, appropriate to and reflecting the global nature of the company and the strategic imperatives the board has agreed upon.

        For similar reasons, Diageo has set itself a goal to increase the number of women in leadership positions in the company. Currently 26% (2011: 27%) fill leadership positions. The aim of the board is to continue to ensure that the company has the right balance of skills, diversity, in all forms, and experience.

        This approach has led Diageo to be well represented by women on the board and having fully considered the succession to the executive committee and to leadership positions over the ensuing years, the board is confident it will continue to be able to report progress on the gender diversity agenda.

Remuneration committee

Role of the remuneration committee    The role of the remuneration committee and details of how the company applies the principles of the Code in respect of directors' remuneration are set out in the directors' remuneration report.

Corporate governance report (continued)

        The chairman and the chief executive may, by invitation, attend remuneration committee meetings, except when their own remuneration is discussed. No director is involved in determining his or her own remuneration.

Executive direction and control

Executive committee    The executive committee, appointed and chaired by the chief executive, consists of the individuals responsible for the key components of the business: the North America, Europe, Africa, Latin America and Caribbean and Asia Pacific markets, global supply and global functions. The members of the committee and their biographies are set out above in the 'Board of directors and executive committee' section of this annual report. During the year, IM Menezes was appointed chief operating officer and L Schwartz was appointed president of North America.

        The executive committee met, fully, five times during the year, and spent most of its time discussing strategy, including individual market and brand (and category) strategies, management succession and talent and other people matters, and financial and operational performance. Meetings were held in the US, the UK (three meetings) and India. In addition, scheduled interim update meetings were held by teleconference throughout the year. Responsibility and authority (within the financial limits set by the board) are delegated by the chief executive to individual members of the executive committee who are accountable to him for the performance of their business units.

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

Audit and risk committee    Chaired by the chief executive and responsible for: overseeing the approach to securing effective internal control and risk management in the group; reviewing the adequacy of the group's sources of assurance over the management of key risks; reviewing management's self-assessment process over internal controls; reviewing the effectiveness of the group's compliance programme; and reporting periodically on the above to the audit committee or to the board. In addition, the audit and risk committee is responsible for promoting the culture and processes that support effective compliance with the group's codes of conduct, global policies and business guidelines throughout the business and supports the audit committee, board and executive committee in satisfying its corporate governance responsibilities relating to internal control and risk management within the group.

Corporate citizenship committee    Chaired by the chief executive and responsible for making decisions or, where appropriate, recommendations to the board or executive committee concerning policies, issues and measurement and reporting for the following impacts across Diageo's value chain: alcohol in society; water; broader environmental sustainability; community; our people and governance and ethics. Progress in these areas is reported periodically to the board and publicly through a separate Sustainability & Responsibility Report, selected aspects of which are subject to external assurance. This report and the group's social, ethical and environmental policies are published on the Diageo website.

Corporate governance report (continued)

        Two executive working groups (one on alcohol in society, chaired by the corporate relations director, and one on environmental performance, chaired by the president, global supply and global procurement) assist the committee with decisions on specific issues.

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

Filings assurance committee    Chaired by the chief financial officer and including the chief executive, this committee is responsible for implementing and monitoring the processes which are designed to ensure that the company complies with relevant UK, US and other regulatory reporting and filing provisions, including those imposed by SOX or derived from it. As at the end of the period covered by this report, the filings assurance committee, with the participation of the chief executive and chief financial officer, carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures. These are defined as those controls and procedures that are designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarised and reported within specified time periods. As of the date of the evaluation, the chief executive and the chief financial officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is accumulated and communicated to the management, including the company's chief executive and chief financial officer, as appropriate, to allow timely decisions regarding disclosure.

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

        All business units and the executive committee are required to maintain a process to ensure key risks are identified, evaluated and managed appropriately. This process is also applied to major business decisions or initiatives, such as systems implementations, new product development, business

Corporate governance report (continued)

combination activity or significant business strategy implementation. Additional risk management activity is focused directly towards operational risks within the business, including health and safety, product quality and environmental risk management.

        Business unit risk assessments, and the activities planned to manage those risks, are reviewed by relevant executives, for example at periodic business reviews. The oversight of primary level risks, as detailed in the executive committee risk assessment, is allocated as appropriate between the board, board committees and the executive committee. The executive committee risk assessment, and selected key risk assessments, are reviewed by the audit and risk committee and by the audit committee.

        In addition, business units are required to self-assess the effectiveness of the design of their internal control framework. Relevant executives review the results of these self-assessments and summary reporting is provided to the audit and risk committee and audit committee. Risk management and internal control processes encompass activity to mitigate financial, operational, compliance and reputational risk. Specific processes are also in place to ensure management maintain adequate internal control over financial reporting, as separately reported below.

        A network of risk management committees is in place across the group, which has overall accountability for supporting the audit and risk committee in its corporate governance responsibilities by proactively and effectively identifying and managing risk and monitoring the effectiveness of internal controls.

        Processes are in place to ensure appropriate action is taken, where necessary, to remedy any deficiencies identified through the group's internal control and risk management processes.

        The global governance and control and global audit and risk functions give the audit committee, board and executive committee visibility and understanding of the group's key risks and risk management capability and provide assurance over the quality of the group's internal control and management of key risks in line with a plan agreed by the audit committee.

        The above risk management processes and systems of internal control, together with the filings assurance processes, are designed to manage, rather than eliminate, the risk of failure to achieve the group's strategic objectives. It should be recognised that such systems can only provide reasonable, not absolute, assurance against material misstatement or loss.

        During the year, in line with the revised principles of the Code, the board considered the nature and extent of the risks it was willing to take to achieve its strategic goals and reviewed the existing internal statement of risk appetite, which describes existing risk behaviours and identifies a set of high level risk statements underpinning them. The statement of risk appetite serves to complement Diageo's risk policy and was considered and recommended to the board by both the audit and risk committee and the audit committee.

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

Corporate governance report (continued)

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

        In addition, in accordance with the requirements of SOX (and related SEC rules), Diageo has adopted a code of ethics covering its chief executive, chief financial officer, regional presidents and other identifiable persons in the group, including those performing senior accounting and controller functions. No amendments to, or waivers in respect of, the code of ethics were made during the year. The full texts of the code of ethics, code of business conduct, marketing code and other Diageo policies that comprise the compliance programme are available on the company's website at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

        Compliance and ethics programme guidelines specify the manner in which any potential violations of these codes should be dealt with, including line manager reporting and an independent 'SpeakUp' employee help line. The latter is operated independently and all reports are sent, in confidence, to the global compliance and ethics director and head of corporate security for review, and where appropriate, investigation and escalation to the audit committee as required. There is an annual certification requirement for all management level employees to confirm compliance with the code of business conduct and to identify areas of possible non-compliance to the global compliance and ethics director. To reinforce our stand against bribery or corruption in any form and to create greater simplicity in our guidance in this area, Diageo launched a new global anti-corruption policy during the year.

        Both the audit and risk committee and the audit committee review the operation of the compliance programme.

Relations with shareholders

The company values its dialogue with both institutional and private investors. The board's primary contact with institutional shareholders is through the chief executive and chief financial officer.

        The chief executive and chief financial officer are supported by the investor relations department, who are in regular contact with institutional shareholders and sell-side analysts. Coverage of the company by sell-side analysts is circulated to the board. The board also ensures that all directors develop an understanding of the views of major institutional shareholders through an independent survey of shareholder opinion. In addition, major shareholders are invited to raise any company matters of interest to them at an annual meeting with the chairman and senior non-executive director. The chairman reports on any meeting to the board. As reported in the remuneration report, shareholder engagement meetings were also held with the chairman of the remuneration committee.

        Investor seminars and analyst presentations, including those following the announcement of interim results and preliminary year end results, are webcast and other presentations made to institutional investors are available on the company's website.

Corporate governance report (continued)

        For the year ended 30 June 2012, Diageo produced an annual report, which is available to all shareholders on its website, or in paper form by election or on request. As an alternative to receiving a paper notification through the post, shareholders may elect to receive email notification that the documents are available to be accessed on the company's website. Shareholders can also choose to receive email notification when new company information is published on www.diageo.com. The website also provides private shareholders with the facility to check their shareholdings online and to send any questions they may have to the company. Private shareholders are invited to write to the chairman or any other director and express their views on any issues of concern at any time and the AGM provides an opportunity for private shareholders to put their questions in person.

        The chairmen of the audit, nomination and remuneration committees are normally available at the AGM to take any relevant questions and all other directors attend, unless illness or another pressing commitment precludes them from doing so. At general meetings, a schedule of the proxy votes cast is made available to all shareholders and is published on www.diageo.com. The company proposes a separate resolution on each substantially separate issue and does not bundle resolutions together inappropriately. Non-binding resolutions on the receipt of the reports and accounts and the approval of the directors' remuneration report are put to shareholders at the AGM.

Charitable and political donations

During the year, total charitable donations made by the group were £28.7 million (2011 – £28.0 million). UK group companies made donations of £12.0 million (2011 – £10.5 million) to charitable organisations including £1.1 million (2011 – £1.1 million) to the Diageo Foundation and £8.1 million (2011 – £7.7 million) to the Thalidomide Trust. In the rest of the world, group companies made charitable donations of £16.7 million (2011 – £17.5 million) including £1.5 million to the Thalidomide Foundation Ltd in Australia (2011 – £3.0 million).

        The group has not given any money for political purposes in the United Kingdom and made no donations to EU political organisations and incurred no EU political expenditure during the year. The group made contributions to non-EU political parties totalling £0.4 million during the year (2011 – £0.6 million). These were all made, consistent with applicable laws, to federal and state candidates and committees in North America, where it is common practice to make political contributions. No particular political persuasion was supported and contributions were made with the aim of promoting a better understanding of the group and its views on commercial matters, as well as a generally improved business environment.

Supplier payment policies and performance

Given the international nature of the group's operations, there is no group standard in respect of payments to suppliers. The group has moved to a standard term of 60 days in respect of payments to the majority of suppliers. Where this standard term does not yet apply, operating companies are responsible for agreeing terms and conditions for their business transactions when orders for goods and services are placed, so that suppliers are aware of the terms of payment and the relevant terms are included in contracts where appropriate. Creditor days for Diageo plc have not been calculated, as the company had no material trade creditors at 30 June 2012. The majority of the company's invoices for goods and services are settled by subsidiaries acting on its behalf.

Corporate governance report (continued)

Going concern

The group's business activities together with significant risk factors are set out above in the 'Business description' section of this annual report. The liquidity position, capital resources and risk management processes covering exposure to currency, interest rate, credit, liquidity and price risk are described in the notes to the consolidated financial statements.

        The group has significant financial resources, strong cash generation from operations and good access to debt markets. Consequently, the directors believe that the group is well placed to manage its business risks despite the current uncertain economic environment.

        The directors confirm that, after making appropriate enquiries, they have reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

Management's report on internal control over financial reporting

Management, under the supervision of the chief executive and chief financial officer, is responsible for establishing and maintaining adequate control over the group's financial reporting. Diageo's internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed and adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB); provide reasonable assurance that receipts and expenditures are made only in accordance with authorisation of management and the directors of the company; and provide reasonable assurance regarding prevention or timely detection of any unauthorised acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

        Management has assessed the effectiveness of Diageo's internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the Exchange Act) based on the framework in 'Internal Control – Integrated Framework', issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as at 30 June 2012, internal control over financial reporting was effective.

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

        KPMG Audit Plc, an independent registered public accounting firm, who also audit the group's consolidated financial statements, has audited the effectiveness of the group's internal control over financial reporting, and has issued an unqualified report thereon, which is included on the page 242 and 243 of this document.

Corporate governance report (continued)

Directors' responsibilities in respect of the annual report and financial statements

The directors are responsible for preparing the annual report, the information filed with the SEC on Form 20-F and the group and parent company financial statements in accordance with applicable law and regulations.

        Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law they are required to prepare the group financial statements in accordance with IFRS as adopted for use in the EU and applicable law and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice). The directors have taken responsibility to prepare the group financial statements also in accordance with IFRS as issued by the IASB. The directors have also presented certain additional information required by the SEC for the purposes of the company's Form 20-F.

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

  •
  for the group financial statements, state whether they have been prepared in accordance with IFRS as adopted for use in the EU and IFRS as issued by the IASB;

  •
  for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and

  •
  prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

        The directors are responsible for keeping proper accounting records that are sufficient to show and explain the parent company's transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 2006 and, with regard to group consolidated financial statements, Article 4 of the IAS Regulation. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

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

Corporate governance report (continued)

Responsibility statement

Each of the directors, whose names are set out above in the 'Board of directors and executive committee' section of this annual report, confirms that to the best of his or her knowledge:

  •
  the consolidated financial statements contained in the annual report for the year ended 30 June 2012, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed and adopted for use in the EU, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

  •
  the management report represented by the directors' report contained in the annual report for the year ended 30 June 2012 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.

        The responsibility statement was approved by the board of directors on 22 August 2012.

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

  •
  Director independence: the Code requires at least half the board (excluding the chairman) to be independent non-executive directors, as determined by affirmatively concluding that a director is independent of management and free from any relationship that could materially interfere with the exercise of independent judgement. NYSE rules require a majority of independent directors, according to the NYSE's own 'brightline' tests and an affirmative determination by the board that the director has no material relationship with the listed company. Diageo's board has determined that, in its judgement and without taking into account the NYSE brightline tests, all of the non-executive directors are independent. As such, currently six of Diageo's 10 directors are independent.

  •
  Chairman and chief executive: the Code requires these roles to be separate. There is no corresponding requirement for US companies. Diageo has a separate chairman and chief executive.

  •
  Non-executive director meetings: NYSE rules require non-management directors to meet regularly without management and independent directors to meet separately at least once a year. The Code requires non-executive directors to meet without the chairman present at least annually to appraise the chairman's performance. During the year, Diageo's chairman and

Corporate governance report (continued)

    non-executive directors met four times as a group without executive directors being present, and the independent directors met once without the chairman.

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

        Directors' attendance record at the annual general meeting, board meetings and board committee meetings, for the year ended 30 June 2012 was as set out in the table below. For board and board committee meetings, attendance is expressed as the number of meetings attended out of the number that each director was eligible to attend.

	Annual General Meeting 2011	Board (maximum 6)	Audit committee (maximum 6)		Nomination committee (maximum 5)		Remuneration committee (maximum 5)
Dr FB Humer	✓	6/6	6/6	*	5/5		5/5
PS Walsh	✓	6/6	3/6	**	5/5	*	5/5
D Mahlan	✓	6/6	6/6	*	n/a		1/5	**
Lord Hollick	✓	2/2	2/2		2/2		1/1
PB Bruzelius	✓	6/6	5/6		5/5		4/5
LM Danon	✓	6/6	5/6		5/5		5/5
Lord Davies	✓	6/6	6/6		5/5		5/5
BD Holden	✓	6/6	6/6		5/5		5/5
PG Scott	✓	6/6	6/6		4/5		5/5
HT Stitzer	✓	6/6	6/6		5/5		5/5
PA Walker	✓	2/2	2/2		2/2		1/1

*
Attended by invitation.

**
Attended by invitation, for part only.

Directors' report

The directors have pleasure in submitting their Annual Report for the year ended 30 June 2012.

Annual General Meeting

The AGM will be held at Church House Conference Centre, Dean's Yard, Westminster, London SW1P 3NZ at 2.30pm on Wednesday, 17 October 2012.

Dividends

Diageo paid an interim dividend of 16.60 pence per ordinary share on 10 April 2012. The directors recommend a final dividend of 26.90 pence per ordinary share. Subject to approval by shareholders, the final dividend will be paid on 22 October 2012 to ordinary shareholders on the register on 7 September 2012. Payment to US ADR holders will be made on 26 October 2012. A dividend reinvestment plan, which enables ordinary shareholders to invest their dividends in ordinary shares, is available in respect of the final dividend and the plan notice date is 1 October 2012.

Directors

The directors of the company who served during the year are shown in the section 'Board of directors and company secretary' and 'Executive committee' above.

        In accordance with the UK Corporate Governance Code, all the directors retire by rotation at the AGM and offer themselves for re-election. The non-executive directors proposed for re-election do not have service contracts.

        Further details of directors' contracts, remuneration and their interests in the shares of the company at 30 June 2012 are given in the directors' remuneration report above.

        The directors' powers are determined by UK legislation and Diageo's articles of association. The directors may exercise all the company's powers provided that Diageo's articles of association or applicable legislation do not stipulate that any powers must be exercised by the members.

Auditor

The auditor, KPMG Audit Plc, is willing to continue in office and a resolution for its re-appointment as auditor of the company will be submitted to the AGM.

Disclosure of information to the auditor

The directors who held office at the date of approval of this directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the company's auditor is unaware; and each director has taken all reasonable steps to ascertain any relevant audit information and to ensure that the company's auditor is aware of that information.

Business review

The review of the business of the company and the description of the principal risks and uncertainties facing the company, prepared in accordance with the Companies Act 2006, comprises the following sections of the Annual Report: the Chief executive's review, the Business description and the Business review.

Directors' report (continued)

Corporate governance statement

The corporate governance statement, prepared in accordance with rule 7.2 of the FSA's Disclosure and Transparency Rules, comprises the following sections of the Annual Report: the 'Corporate governance report' and the 'Additional information for shareholders.'

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

        Agreements for the distribution of the Jose Cuervo tequila brands allow Casa Cuervo SA de C.V. and certain of its affiliates (jointly, Cuervo) the right to terminate such agreements upon a change of control of the company, if Cuervo's advance written consent to the change of control is not obtained.

Directors' report (continued)

Other information

Other information relevant to the directors' report may be found in the following sections of the Annual Report:

Information	Location in Annual Report
Amendment of articles of association	Additional information for shareholders – Articles of association
Charitable and political donations	Corporate governance report
Corporate citizenship	Corporate governance report
Directors – appointment and powers	Additional information for shareholders – Articles of association
Directors' indemnities and compensation	Directors' remuneration report
Employment policies	Business description – Business overview – Employees
Events since 30 June 2012	Financial statements – note 35 Post balance sheet events
Financial risk management	Financial statements – note 23 Financial instruments and risk management
Future developments	Business review – Trend information
Purchase of own shares	Business review – Liquidity and capital resources and Financial statements – note 28 Share capital and reserves
Principal activities of the company and its subsidiary undertakings in the course of the year	Financial statements – Principal group companies
Research and development	Business description – Business overview – Research and development
Share capital – structure, voting and other rights	Additional information for shareholders – Share capital and Articles of association
Share capital – employee share plan voting rights	Financial statements – note 34 Employee share compensation
Shareholdings in the company	Additional information for shareholders – Share capital
Supplier payment policies and performance	Corporate governance report

        The directors' report of Diageo plc for the year ended 30 June 2012 comprises these pages and the sections of the Annual Report referred to under 'Directors', 'Business review', 'Corporate governance statement' and 'Other information' above, which are incorporated into the directors' report by reference.

        The directors' report was approved by a duly appointed and authorised committee of the board of directors on 22 August 2012 and signed on its behalf by PD Tunnacliffe, the company secretary.

Financial statements – contents

143	Report of independent registered public accounting firm
144	Consolidated income statement
145	Consolidated statement of comprehensive income
146	Consolidated balance sheet
147	Consolidated statement of changes in equity
148	Consolidated statement of cash flows
149	Accounting policies of the group
157	Notes to the consolidated financial statements

Report of independent registered public accounting firm

The board of directors and shareholders
Diageo plc:

        We have audited the accompanying consolidated balance sheets of Diageo plc and subsidiaries as of 30 June 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended 30 June 2012 on pages 144 to 240, including the disclosures identified as 'part of the audited financial statements' within the 'Critical accounting policies' section on pages 85 to 86, the 'Share and other interests' on page 119 to 120, the 'Key management personnel related party transactions' on page 121 and the 'Principal group companies' on page 241. These consolidated financial statements are the responsibility of the Diageo plc's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2012, and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2012, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diageo plc's internal control over financial reporting as of 30 June 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), and our report dated 22 August 2012 expressed an unqualified opinion on the effectiveness of the company's internal control over financial reporting.

KPMG Audit Plc
London, England
22 August 2012

Consolidated income statement

	Notes	Year ended 30 June 2012	Year ended 30 June 2011	Year ended 30 June 2010
		£ million	£ million	£ million
Sales	2	14,594	13,232	12,958
Excise duties	3	(3,832)	(3,296)	(3,178)

Net sales	2	10,762	9,936	9,780
Cost of sales	3,5	(4,259)	(4,010)	(4,099)

Gross profit		6,503	5,926	5,681
Marketing	3	(1,691)	(1,538)	(1,419)
Other operating expenses	3,5	(1,654)	(1,793)	(1,688)

Operating profit	2	3,158	2,595	2,574
Sale of businesses	5	147	(14)	(15)
Interest receivable	6	262	278	469
Interest payable	6	(644)	(647)	(844)
Other finance income	6	8	—	4
Other finance charges	6	(23)	(28)	(91)
Share of associates' profits after tax	7	213	176	142

Profit before taxation		3,121	2,360	2,239
Taxation	8	(1,038)	(343)	(477)

Profit from continuing operations		2,083	2,017	1,762
Discontinued operations	9	(11)	—	(19)

Profit for the year		2,072	2,017	1,743

Attributable to:
Equity shareholders of the parent company		1,942	1,900	1,629
Non-controlling interests		130	117	114

		2,072	2,017	1,743

Basic earnings per share	10
Continuing operations		78.2p	76.2p	66.3p
Discontinued operations		(0.4)p	—	(0.8)p

		77.8p	76.2p	65.5p

Diluted earnings per share	10
Continuing operations		77.8p	76.0p	66.2p
Discontinued operations		(0.4)p	—	(0.8)p

		77.4p	76.0p	65.4p

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income

	Notes	Year ended 30 June 2012	Year ended 30 June 2011	Year ended 30 June 2010
		£ million	£ million	£ million
Other comprehensive income
Exchange differences on translation of foreign operations excluding borrowings
– group		(74)	(133)	494
– associates and non-controlling interests*		(222)	93	37
Exchange differences on borrowings and derivative net investment hedges		210	(51)	(429)
Effective portion of changes in fair value of cash flow hedges
– gains/(losses) taken to other comprehensive income		29	25	(27)
– transferred to income statement		(15)	56	(26)
Hyperinflation adjustment		3	6	25
Net actuarial (loss)/gain on post employment plans	4	(495)	272	8
Tax on other comprehensive income	27	103	(65)	(16)

Other comprehensive (loss)/income, net of tax, for the year		(461)	203	66
Profit for the year		2,072	2,017	1,743

Total comprehensive income for the year		1,611	2,220	1,809

Attributable to:
Equity shareholders of the parent company		1,463	2,167	1,628
Non-controlling interests		148	53	181

Total comprehensive income for the year		1,611	2,220	1,809

*
Includes £30 million exchange gain recycled to the consolidated income statement on the acquisition of a majority equity stake in Quanxing and obtaining control of Shuijingfang in the year ended 30 June 2012.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheet

	Notes	30 June 2012		30 June 2011
		£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	11	8,821		6,545
Property, plant and equipment	12	2,972		2,552
Biological assets	13	34		33
Investments in associates	14	2,198		2,385
Other investments	16	97		102
Other receivables	18	119		118
Other financial assets	22	505		305
Deferred tax assets	26	329		516
Post employment benefit assets	4	22		60

			15,097		12,616
Current assets
Inventories	17	3,955		3,473
Trade and other receivables	18	2,103		1,977
Assets held for sale	19	77		38
Other financial assets	22	42		89
Cash and cash equivalents	20	1,076		1,584

			7,253		7,161

Total assets			22,350		19,777

Current liabilities
Borrowings and bank overdrafts	21	(1,230)		(1,447)
Other financial liabilities	22	(113)		(90)
Trade and other payables	24	(2,997)		(2,838)
Liabilities held for sale	19	—		(10)
Corporate tax payable	8	(317)		(381)
Provisions	25	(127)		(149)

			(4,784)		(4,915)
Non-current liabilities
Borrowings	21	(7,399)		(6,748)
Other financial liabilities	22	(466)		(147)
Other payables	24	(85)		(41)
Provisions	25	(274)		(266)
Deferred tax liabilities	26	(1,424)		(777)
Post employment benefit liabilities	4	(1,107)		(898)

			(10,755)		(8,877)

Total liabilities			(15,539)		(13,792)

Net assets			6,811		5,985

Equity
Called up share capital	28	797		797
Share premium		1,344		1,343
Other reserves		3,213		3,300
Retained earnings/(deficit)		234		(195)

Equity attributable to equity shareholders of the parent company			5,588		5,245
Non-controlling interests			1,223		740

Total equity			6,811		5,985

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved by a duly appointed and authorised committee of the board of directors on 22 August 2012 and were signed on its behalf by PS Walsh and D Mahlan, directors.

Consolidated statement of changes in equity

					Retained earnings/(deficit)			Equity attributable to parent company shareholders
				Hedging and exchange reserve
	Share capital	Share premium	Capital redemption reserve		Own shares	Other retained earnings	Total		Non- controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2009	797	1,342	3,146	133	(2,342)	93	(2,249)	3,169	705	3,874
Total comprehensive income	—	—	—	(34)	—	1,662	1,662	1,628	181	1,809
Employee share schemes	—	—	—	—	89	(3)	86	86	—	86
Share-based incentive plans	—	—	—	—	—	31	31	31	—	31
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	4	4	4	—	4
Dividends paid	—	—	—	—	—	(914)	(914)	(914)	(107)	(1,021)

At 30 June 2010	797	1,342	3,146	99	(2,253)	876	(1,377)	4,007	779	4,786
Total comprehensive income	—	—	—	55	—	2,112	2,112	2,167	53	2,220
Employee share schemes	—	—	—	—	(4)	(5)	(9)	(9)	—	(9)
Share-based incentive plans	—	—	—	—	—	34	34	34	—	34
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	15	15	15	—	15
Shares issued	—	1	—	—	—	—	—	1	—	1
Acquisitions	—	—	—	—	—	—	—	—	20	20
Dividends paid	—	—	—	—	—	(973)	(973)	(973)	(112)	(1,085)

At 30 June 2011	797	1,343	3,146	154	(2,257)	2,062	(195)	5,245	740	5,985
Total comprehensive income	—	—	—	(87)	—	1,550	1,550	1,463	148	1,611
Share-based incentive plans	—	—	—	—	—	35	35	35	—	35
Share-based incentive plans in respect of associates	—	—	—	—	—	2	2	2	—	2
Tax on share-based incentive plans	—	—	—	—	—	29	29	29	—	29
Shares issued	—	1	—	—	—	—	—	1	—	1
Acquisitions	—	—	—	—	—	—	—	—	452	452
Proceeds from non-controlling interests	—	—	—	—	—	—	—	—	11	11
Change in fair value of put option	—	—	—	—	—	(6)	(6)	(6)	—	(6)
Purchase of non-controlling interests	—	—	—	—	—	(145)	(145)	(145)	(10)	(155)
Dividends paid	—	—	—	—	—	(1,036)	(1,036)	(1,036)	(118)	(1,154)

At 30 June 2012	797	1,344	3,146	67	(2,257)	2,491	234	5,588	1,223	6,811

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of cash flows

	Notes	Year ended 30 June 2012		Year ended 30 June 2011 (restated)		Year ended 30 June 2010 (restated)
		£ million	£ million	£ million	£ million	£ million	£ million
Cash flow from operating activities
Cash generated from operations	29		3,005		2,859		3,175
Interest received			158		213		307
Interest paid			(549)		(524)		(612)
Taxation paid			(521)		(365)		(474)

Net cash from operating activities			2,093		2,183		2,396
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		39		47		143
Purchase of property, plant and equipment and computer software		(484)		(419)		(374)
Movements in loans and other investments		(1)		1		(43)
Sale of businesses		51		34		1
Acquisition of businesses	30	(1,420)		(97)		(197)

Net cash outflow from investing activities			(1,815)		(434)		(470)
Cash flows from financing activities
Proceeds from issue of share capital		1		1		—
Net (purchase)/sale of own shares for share schemes		—		(9)		85
Dividends paid to non-controlling interests		(118)		(112)		(107)
Proceeds from non-controlling interests		11		—		—
Purchase of shares of non-controlling interests		(155)		—		—
Net increase/(decrease) in loans		512		(414)		(422)
Equity dividends paid		(1,036)		(973)		(914)

Net cash outflow from financing activities			(785)		(1,507)		(1,358)

Net (decrease)/increase in net cash and cash equivalents			(507)		242		568
Exchange differences			(27)		(68)		(16)
Net cash and cash equivalents at beginning of the year			1,572		1,398		846

Net cash and cash equivalents at end of the year			1,038		1,572		1,398

Net cash and cash equivalents consist of:
Cash and cash equivalents	20		1,076		1,584		1,453
Bank overdrafts	21		(38)		(12)		(55)

			1,038		1,572		1,398

The accompanying notes are an integral part of these consolidated financial statements.

Comparatives have been restated following a change in the disclosure of dividends paid to non-controlling interests and transaction costs incurred in respect of business acquisitions. For an explanation of the effect of the restatement see note 1.

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

        The information set out in these accounts does not constitute the statutory accounts of the group within the meaning of the Companies Acts for the years ended 30 June 2012, 2011 or 2010. KPMG Audit Plc has reported on those accounts; their audit reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006 in respect of the accounts for the year ended 30 June 2012, 2011 or 2010. The accounts for 2011 and 2010 have been delivered to the registrar of companies and those for 2012 will be delivered in due course.

Basis for preparation of financial statements on a going concern basis

Information on the business environment that the group operates in, the group's strategy and the principal risk factors that the group faces is contained in the Business review. The financial position of the group, its cash flows, borrowings, borrowing facilities, commitments and the group's policies to manage its financial risks are described in the Business review under 'Liquidity and capital resources', 'Contractual obligations' and notes 21, 22 and 23 to the consolidated financial statements.

        At 30 June 2012 the group has cash and cash equivalents of £1,076 million and committed bank facilities of £2,229 million, with borrowings and bank overdrafts due within one year of £1,230 million. The group owns a diverse portfolio of beverage alcohol assets and operates in numerous countries around the world. The group also has a wide diversity of customers and suppliers. The directors believe that the group is well positioned to manage its business and financial risks successfully.

        The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the consolidated financial statements.

Business combinations

Business combinations are accounted for using the acquisition method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration

Accounting policies of the group (continued)

transferred is measured at fair value and includes the fair value of any contingent consideration. The consolidated financial statements include the results of the company and its subsidiaries together with the group's attributable share of the results of associates and joint ventures. The results of subsidiaries sold or acquired are included in the income statement up to, or from, the date that control passes. A subsidiary is an entity controlled, directly or indirectly, by Diageo plc. Control is the power to govern the operating and financial policies of the subsidiary so as to obtain benefits from its activities.

        On the acquisition of a business, or of an interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets including identifiable intangible assets and contingent liabilities acquired. Adjustments to fair values include those made to bring accounting policies into line with those of the group. Directly attributable acquisition costs are recognised in other external charges as incurred.

        The interests of non-controlling interests on the date of acquisition can be measured either at the fair value or at the non-controlling shareholder's proportion of the net fair value of the identifiable assets assumed. This choice is made separately for each acquisition.

        Where the group has issued a put option over shares held by a non-controlling interest, the group derecognises the non-controlling interests and instead recognises a contingent deferred consideration liability for the estimated amount likely to be paid to the non-controlling interest on the exercise of those options. Movements in the estimated liability after initial recognition are recognised in reserves.

        Transactions with non-controlling interests are recorded directly in equity.

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

Advertising and promotion costs

Advertising costs, point of sale materials and sponsorship payments are charged to marketing in operating profit when the company has a right of access to the goods or services acquired.

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

Accounting policies of the group (continued)

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

Pensions and other post employment benefits

The group's principal pension funds are defined benefit plans. In addition, the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded defined benefit post employment liabilities. For post employment plans, other than defined contribution plans, the amount charged in the income statement is the cost of accruing pension benefits promised to employees over the year, plus any fully vested benefit improvements granted to members by the group during the year. The income statement also includes a credit equivalent to the group's expected return on the pension plans' assets over the year, offset by a charge equal to the expected increase in the plans' liabilities over the year. The differences between the fair value of the plans' assets and the present value of the plans' liabilities are disclosed as an asset or liability on the consolidated balance sheet as appropriate. Any differences between the expected return on assets and those actually achieved, and any changes in the liabilities over the year due to changes in assumptions or experience within the plans, are recognised in other comprehensive income. The amount of any pension fund asset recognised on the balance sheet is limited to any future refunds from the plan or the present value of reductions in future contributions to the plan.

        Contributions payable by the group in respect of defined contribution plans are charged to operating profit as incurred.

Capitalisation of finance costs

Finance costs directly attributable to the acquisition, construction or production of a qualifying asset, being an asset that necessarily takes a substantial period of time to get ready for its intended use or sale, are added to the cost of that asset. All other finance costs are recognised as charges in the income statement for the period in which they are incurred.

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

        The results of operations in hyperinflationary economies are adjusted to reflect the changes in the purchasing power of the local currency of the entity before being translated to sterling.

        Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. If hedged, the impact of hedging is recognised, where permitted, under hedge accounting (see accounting policy for derivative financial instruments).

Brands, goodwill and other intangible assets

Goodwill represents the excess of the aggregate of the consideration transferred, the value of any non-controlling interest in the company acquired and the fair value of any previously held equity interest in the subsidiary acquired over the fair value of the identifiable net assets acquired. Goodwill arising on acquisitions prior to 1 July 1998 was eliminated against reserves, and this goodwill has not been restated. Goodwill arising subsequent to 1 July 1998 has been capitalised.

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

Property, plant and equipment

Land and buildings are stated at cost less depreciation. Freehold land is not depreciated. Leaseholds are depreciated over the unexpired period of the lease. Other property, plant and equipment are depreciated on a straight-line basis to estimated residual values over their expected useful lives, and these values and lives are reviewed each year. Subject to these reviews, the estimated useful lives fall

Accounting policies of the group (continued)

within the following ranges: buildings – 10 to 50 years; within plant and equipment casks and containers – 15 to 50 years, other plant and equipment – 5 to 10 years; fixtures and fittings – 5 to 10 years; and returnable bottles and crates – 5 to 10 years.

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

Biological assets

Grape cultivation by the group's wine businesses are accounted for as an agricultural activity. Accordingly, the group's biological assets (grape vines and grapes on the vine) are carried at fair value which, in the absence of third party valuations, is computed on the basis of a discounted cash flow calculation. Agricultural produce (harvested grapes) is valued at market value on transfer into inventory.

Associates and joint ventures

An associate is an undertaking in which the group has a long term equity interest and over which it has the power to exercise significant influence. The group's interest in the net assets of associates is included in investments in the consolidated balance sheet and its interest in their results is included in the consolidated income statement below the group's operating profit. Investments in associates are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment review compares the net carrying value with the recoverable amount, where the recoverable amount is the higher of the value in use calculated as the present value of the group's share of the associate's future cash flows and its fair value less cost to sell. Joint ventures, where there is contractual joint control over the entity, are accounted for by including on a line-by-line basis the attributable share of the results, assets and liabilities.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, an appropriate proportion of production and other overheads, but not borrowing

Accounting policies of the group (continued)

costs. Cost is calculated on the weighted average cost incurred in acquiring inventories. Maturing inventories which are retained for more than one year are classified as current assets.

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

Financial assets

Trade, other receivables and loans are recognised when it is probable that a future economic benefit will flow to the group. Trade, other receivables and loans are carried at original invoice or contract amount less any provisions for discounts and doubtful debts. Provisions are made where there is evidence of a risk of non payment taking into account ageing, previous experience and general economic conditions.

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

Financial liabilities

Financial liabilities are initially recognised at fair value less any directly related transaction costs. Certain bonds are designated as being part of a fair value hedge relationship. In these cases, the bond is carried at amortised cost, adjusted for the fair value of the risk being hedged, with changes in value recognised in the income statement. The fair value adjustment is calculated using a discounted cash flow technique based on unadjusted market data applied consistently for similar types of instruments. Other financial liabilities, excluding derivatives, are subsequently carried at amortised cost. The difference between the initial carrying amount of the financial liabilities and their redemption value is recognised in the income statement over the contractual terms using the effective interest rate method.

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

Accounting policies of the group (continued)

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

        Cash flow hedges are used to hedge the foreign currency risk of highly probable future foreign currency cash flows, as well as the cash flow risk from changes in exchange or interest rates. The effective portion of the gain or loss on the hedges is recognised in other comprehensive income, while any ineffective part is recognised in the income statement. Amounts recorded in other comprehensive income are recycled to the income statement in the same period in which the underlying foreign currency or interest exposure affects the income statement.

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

Accounting policies of the group (continued)

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

Notes to the consolidated financial statements

1.     New accounting policies

(a)   Adopted by the group    The following accounting standards and amendments, issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no impact on its consolidated results or financial position:

Amendment to IAS 1 – Presentation of financial statements

IAS 24 (Revised) – Related party disclosures

Amendment to IAS 34 – Interim financial reporting

Amendment to IFRS 7 – Disclosure of the financial effect of the extent to which collateral and other credit enhancements mitigate credit risk

Amendment to IFRS 7 – Transfers of financial assets

Amendment to IFRIC 13 – Customer loyalty programmes

Amendment to IFRIC 14 – IAS 19: The limit on defined benefit assets, minimum funding requirements and their interaction

Statement of cash flows – The group has revised the disclosure of certain prior year amounts in the consolidated statement of cash flows. In the year ended 30 June 2012 directly attributable acquisition transaction costs of £47 million (2011 – £20 million; 2010 – £9 million) have been included in cash flow from operating activities rather than cash flow from investing activities and dividends paid to non-controlling interests of £118 million (2011 – £112 million; 2010 – £107 million) are now disclosed as part of cash flows from financing activities rather than cash flow from operating activities. This revised presentation is considered to be more consistent with the treatment of these items in the consolidated income statement and the consolidated statement of changes in equity. The revision had no impact on prior period increase or decrease in cash and cash equivalents, net assets or net profit.

(b)   Not adopted by the group    The following standards and amendments, issued by the IASB but not yet endorsed by the EU unless stated otherwise, have not yet been adopted by the group. The standards or interpretations will have to be adopted by the group in the year ending 30 June 2014 unless stated otherwise, though the group may determine to adopt them earlier. The group does not currently believe the adoption of these standards or interpretations will have a material impact on its consolidated results or financial position, unless stated otherwise.

IFRS 9 – Financial instruments (effective in the year ending 30 June 2016) removes the multiple classification and measurement models for financial assets required by IAS 39 and introduces a model that has only two classification categories: amortised cost and fair value. Classification is determined by the business model used to manage the financial assets and the contractual cash flow characteristics of the financial assets. The accounting and presentation of financial liabilities and for derecognising financial instruments has been transferred from IAS 39 without any significant changes. The amendment to IFRS 7 – Financial instruments: Disclosures requires additional disclosures on transition from IAS 39 to IFRS 9. The group is currently assessing the impact this standard would have on its consolidated results and financial position.

IFRS 10 – Consolidated financial statements replaces the guidance of control and consolidation in IAS 27 and SIC-12 – Consolidation – special purpose entities. The core principle that a consolidated

Notes to the consolidated financial statements (continued)

1.     New accounting policies (continued)

entity presents a parent and its subsidiaries as if they were a single entity remains unchanged, as do the mechanics of consolidation.

IFRS 11 – Joint arrangements requires joint arrangements to be accounted for as a joint operation or as a joint venture depending on the rights and obligations of each party to the arrangement. Proportionate consolidation for joint ventures will be eliminated and equity accounting will be mandatory. It is anticipated that the application of the standard will result in an immaterial decrease in net sales, total assets and total liabilities of the group but have no impact on the group's net profit or net assets.

IFRS 12 – Disclosure of interests in other entities requires enhanced disclosures of the nature, risks and financial effects associated with the group's interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 – Fair value measurement explains how to measure fair value and aims to enhance fair value disclosures. The standard does not materially change the measurement of fair value but codifies it in one place.

Amendments to IAS 19 – Employee benefits (endorsed by the EU in June 2012) changes a number of disclosure requirements for post employment arrangements and restricts the options currently available on how to account for defined benefit pension plans. The most significant change that will impact the group is that the amendment requires the expected returns on pension plan assets, currently calculated based on management's estimate of expected returns, to be replaced by a credit on the pension plan assets calculated at the liability discount rate. The group estimates the adoption of the revised IAS 19 would result in an additional charge to the income statement in the year ended 30 June 2012 of approximately £65 million. The change does not impact the group's net assets.

Amendment to IAS 1 – Presentation of items of other comprehensive income (effective in the year ending 30 June 2013, endorsed by the EU in June 2012)

Amendment to IAS 1 – Clarification of the requirements for comparative information

Limited scope amendment to IAS 12 – Income taxes (effective in the year ending 30 June 2013)

Amendment to IAS 16 – Classification of servicing equipment

IAS 27 (Revised) – Separate financial statements

IAS 28 (Revised) – Investments in associates and joint ventures

Amendment to IAS 32 – Offsetting financial assets and financial liabilities (effective in the year ending 30 June 2015)

Amendment to IAS 32 – Tax effect of distribution to holders of equity instruments

Amendment to IAS 34 – Interim financial reporting

Amendment to IFRS 7 – Disclosures – Offsetting financial assets and financial liabilities

2.     Segmental information

        Diageo is an international manufacturer and distributor of premium drinks. The group produces, markets and distributes a wide range of premium brands, including Johnnie Walker, Smirnoff, Baileys,

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

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

        On 25 May 2011 Diageo announced changes to its regional structure. From 1 July 2011 two autonomous regions, Africa and Latin America and Caribbean, replaced the International region. The Global Travel and duty free operations are now reported within the five geographical regions in which the external sales take place. The Middle East business has become part of Asia Pacific.

        As a result of this change Diageo now reports the following operating segments externally: North America, Europe, Africa, Latin America and Caribbean, Asia Pacific and Corporate. In addition, for management reporting for the year ended 30 June 2012, changes have been made to the allocation of specific corporate items reflecting the geographic segments for which they are in respect of. Restated segmental information for the years ended 30 June 2011 and 30 June 2010 has been disclosed in the tables below.

        Diageo presents segmental information for the manufacture, distribution and selling of premium drinks in operating segments based on the geographical location of third party customers. The information presented is consistent with management reporting provided to the chief operating decision maker, which has been identified as the executive committee.

        The executive committee considers the business principally from a geographical perspective and the business analysis is presented under the operating segments of North America, Europe, Africa, Latin America and Caribbean and Asia Pacific. In addition to these geographical selling segments, a further segment reviewed by the executive committee is Global Supply which manufactures and distributes premium drinks within the group. Continuing operations also include the Corporate function. In view of the focus on the geographical segments in explaining the group's performance in the Business review, the results of the Global Supply segment have been allocated to the geographical segments. Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information systems, facilities and employee costs that do not relate to the geographical segments or to Global Supply and hence are not allocated. They also include rents receivable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

        The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current year at, and restates the prior year net sales and operating profit to, the current year's budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group's reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year's budgeted exchange rates but is presented at the budgeted rates for the years ended 30 June 2011 and 30 June 2010, respectively.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

        In addition, for management reporting purposes Diageo excludes the impact of acquisitions and disposals completed in the current and prior year from the results of the geographical segments in order to provide comparable results. The impact of acquisitions and disposals on net sales and operating profit is allocated to the appropriate geographical segments in the tables below. These acquisitions and disposals are the same as those disclosed in the organic growth reconciliations in the Business review but for management reporting purposes they are disclosed here at budgeted exchange rates.

(a)   Segmental information for the consolidated income statement – continuing operations

	North America	Europe	Africa	Latin America and Caribbean	Asia Pacific	Global Supply	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2012
Sales	4,094	4,966	1,869	1,491	2,104	2,652	(2,652)	14,524	70	14,594

Net sales
At budgeted exchange rates*	3,544	2,648	1,444	1,242	1,451	2,792	(2,665)	10,456	70	10,526
Acquisitions and disposals	1	337	32	—	—	—	—	370	—	370
Global Supply allocation	56	47	3	11	10	(127)	—	—	—	—
Retranslation to actual exchange rates	(45)	(83)	(32)	(14)	40	(13)	13	(134)	—	(134)

Net sales	3,556	2,949	1,447	1,239	1,501	2,652	(2,652)	10,692	70	10,762

Operating profit/(loss)
At budgeted exchange rates*	1,311	756	390	386	351	158	—	3,352	(154)	3,198
Acquisitions and disposals	—	119	(3)	(8)	(19)	—	—	89	(19)	70
Global Supply allocation	60	80	3	9	6	(158)	—	—	—	—
Retranslation to actual exchange rates	(17)	(30)	(10)	(4)	4	—	—	(57)	(13)	(70)

Operating profit/(loss) before exceptional items	1,354	925	380	383	342	—	—	3,384	(186)	3,198
Exceptional items	(11)	41	(5)	(2)	(10)	(40)	—	(27)	(13)	(40)

Operating profit/(loss)	1,343	966	375	381	332	(40)	—	3,357	(199)	3,158

Sale of businesses										147
Net finance charges										(397)
Share of associates' profits after tax
– Moët Hennessy										205
– Other associates										8

Profit before taxation										3,121

*
These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

	North America	Europe	Africa	Latin America and Caribbean	Asia Pacific	Global Supply	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2011 (restated)
Sales	3,895	4,279	1,764	1,293	1,931	2,678	(2,678)	13,162	70	13,232

Net sales
At budgeted exchange rates*	3,330	2,649	1,313	1,119	1,270	2,785	(2,682)	9,784	70	9,854
Acquisitions and disposals	27	3	35	—	1	—	—	66	—	66
Global Supply allocation	31	46	3	12	11	(103)	—	—	—	—
Retranslation to actual exchange rates	(22)	5	6	(68)	95	(4)	4	16	—	16

Net sales	3,366	2,703	1,357	1,063	1,377	2,678	(2,678)	9,866	70	9,936

Operating profit/(loss)
At budgeted exchange rates*	1,218	741	349	352	291	146	—	3,097	(157)	2,940
Acquisitions and disposals	4	(8)	(7)	(3)	(8)	—	—	(22)	—	(22)
Global Supply allocation	65	65	4	8	4	(146)	—	—	—	—
Retranslation to actual exchange rates	(12)	(2)	(13)	(39)	12	—	—	(54)	20	(34)

Operating profit/(loss) before exceptional items	1,275	796	333	318	299	—	—	3,021	(137)	2,884
Exceptional items	(23)	(157)	(7)	(6)	(50)	(35)	—	(278)	(11)	(289)

Operating profit/(loss)	1,252	639	326	312	249	(35)	—	2,743	(148)	2,595

Sale of businesses										(14)
Net finance charges										(397)
Share of associates' profits after tax
– Moët Hennessy										179
– Other associates										(3)

Profit before taxation										2,360

*
These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

	North America	Europe	Africa	Latin America and Caribbean	Asia Pacific	Global Supply	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2010 (restated)
Sales	3,887	4,460	1,582	1,364	1,595	2,628	(2,628)	12,888	70	12,958

Net sales
At budgeted exchange rates*	3,012	2,595	1,256	1,028	1,073	2,561	(2,460)	9,065	68	9,133
Acquisitions and disposals	47	9	7	—	—	—	—	63	—	63
Global Supply allocation	18	55	3	13	12	(101)	—	—	—	—
Retranslation to actual exchange rates	263	189	(38)	82	86	167	(167)	582	2	584

Net sales	3,340	2,848	1,228	1,123	1,171	2,627	(2,627)	9,710	70	9,780

Operating profit/(loss)
At budgeted exchange rates*	1,048	762	313	352	229	142	—	2,846	(147)	2,699
Acquisitions and disposals	(3)	1	(5)	—	(7)	—	—	(14)	—	(14)
Global Supply allocation	59	72	2	8	1	(142)	—	—	—	—
Retranslation to actual exchange rates	80	46	(9)	(24)	17	—	—	110	(44)	66

Operating profit/(loss) before exceptional items	1,184	881	301	336	240	—	—	2,942	(191)	2,751
Exceptional items	(38)	(53)	(3)	(2)	(30)	(39)	—	(165)	(12)	(177)

Operating profit/(loss)	1,146	828	298	334	210	(39)	—	2,777	(203)	2,574

Sale of businesses										(15)
Net finance charges										(462)
Share of associates' profits after tax
– Moët Hennessy										134
– Other associates										8

Profit before taxation										2,239

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

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

(b)   Other segmental information

	North America	Europe	Africa	Latin America and Caribbean	Asia Pacific	Global Supply	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2012
Capital expenditure	2	18	137	15	23	211	78	484
Depreciation, intangible asset amortisation and impairment	(16)	(23)	(82)	(4)	(22)	(128)	(48)	(323)
Exceptional accelerated depreciation	(2)	—	—	—	—	(27)	—	(29)
Exceptional impairment of intangible assets	—	(59)	—	—	—	—	—	(59)

2011
Capital expenditure	2	18	126	11	24	176	62	419
Depreciation and intangible asset amortisation	(3)	(16)	(72)	(4)	(22)	(129)	(40)	(286)
Exceptional accelerated depreciation	—	—	—	—	—	(27)	—	(27)
Exceptional impairment of intangible assets	—	(39)	—	—	—	—	—	(39)

2010
Capital expenditure	1	16	88	3	14	193	59	374
Depreciation and intangible asset amortisation	(3)	(16)	(64)	(4)	(20)	(143)	(41)	(291)
Exceptional accelerated depreciation	—	—	—	—	—	(44)	(2)	(46)
Exceptional impairment of intangible assets	—	(35)	—	—	—	—	—	(35)

(c)   Geographical information

	Great Britain	United States	Nether- lands	Rest of World	Total
	£ million	£ million	£ million	£ million	£ million
2012
Sales	1,666	3,795	57	9,076	14,594
Non-current assets	1,392	3,282	2,228	7,339	14,241

2011
Sales	1,669	3,581	45	7,937	13,232
Non-current assets	1,226	3,150	2,196	5,163	11,735

2010
Sales	1,680	3,615	46	7,617	12,958
Non-current assets	1,122	3,348	2,327	4,655	11,452

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

(d)   Sales by category

	Spirits	Beer	Wine	Ready to drink	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
2012	10,051	2,923	507	934	179	14,594
2011	8,742	2,829	561	940	160	13,232
2010	8,475	2,752	642	917	172	12,958

(e)   Foreign exchange rates    The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2012, expressed in US dollars and euros per £1, were as follows:

	US dollar			Euro
	2012	2011	2010	2012	2011	2010
	$	$	$	€	€	€
Weighted average rates used to translate income statements	1.58	1.59	1.57	1.18	1.16	1.13
Year end rates used to translate assets and liabilities	1.57	1.61	1.50	1.24	1.11	1.22

The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

(f)    Assets and liabilities    The management information provided to the chief operating decision maker does not include an analysis by geographical segment of assets and liabilities and accordingly no analysis by geographical segment of total assets or total liabilities is disclosed.

Notes to the consolidated financial statements (continued)

3.     Operating costs

	2012	2011	2010
	£ million	£ million	£ million
Excise duties	3,832	3,296	3,178
Cost of sales	4,259	4,010	4,099
Marketing	1,691	1,538	1,419
Other operating expenses	1,654	1,793	1,688

	11,436	10,637	10,384

Comprising:
Excise duties – Great Britain	863	839	820
– United States	533	525	542
– Other	2,436	1,932	1,816
Increase in inventories	(431)	(263)	(111)
Raw materials and consumables	2,516	2,227	2,099
Marketing	1,691	1,538	1,419
Other external charges (a)	2,237	2,164	2,165
Staff costs (note 4)	1,224	1,344	1,269
Depreciation, amortisation and impairment	411	352	372
Gains on disposal of properties	(19)	(20)	(89)
Net foreign exchange losses	6	16	127
Other operating income	(31)	(17)	(45)

	11,436	10,637	10,384

(a)
Other external charges    Other external charges include operating lease rentals for plant and equipment of £22 million (2011 – £19 million; 2010 – £16 million), other operating lease rentals (mainly properties) of £92 million (2011 – £87 million; 2010 – £74 million), research and development expenditure of £18 million (2011 – £17 million; 2010 – £13 million) and maintenance and repairs of £90 million (2011 – £106 million; 2010 – £103 million).

(b)
Exceptional operating items    Included in the table above are exceptional operating items as follows:

	2012	2011	2010
	£ million	£ million	£ million
Other external charges	52	160	100
Staff costs	(88)	64	82
Depreciation, amortisation and impairment – Accelerated depreciation	29	27	46
– Brand impairment	59	39	35
Gains on disposal of properties	(12)	(1)	(86)

Total exceptional operating costs	40	289	177

In the year ended 30 June 2012 exceptional operating items included a credit in staff costs of £115 million (2011 and 2010 – £nil) in respect of changes in the calculation of future pension increases for the group's principal UK and Irish pension schemes. See note 5(f).

Notes to the consolidated financial statements (continued)

3.     Operating costs (continued)

Of the total exceptional operating costs of £40 million (2011 – £289 million; 2010 – £177 million), £31 million (2011 – £27 million; 2010 – £46 million) is included in cost of sales and £9 million (2011 – £262 million; 2010 – £131 million) in other operating expenses.

(c)
Auditor fees    The group has revised the analysis of auditor fees in accordance with Statutory Instrument 2011/2198.

        The fees of the principal auditor of the group, KPMG Audit Plc, and its affiliates were as follows:

	United Kingdom	Rest of World	2012	2011 (restated)	2010 (restated)
	£ million	£ million	£ million	£ million	£ million
Audit of these financial statements	2.3	0.8	3.1	3.8	3.4
Audit of financial statements of subsidiaries pursuant to legislation	0.3	2.4	2.7	2.6	2.8
Audit related assurance services(i)	0.4	1.2	1.6	1.8	1.7

Total audit fees	3.0	4.4	7.4	8.2	7.9
Other services relevant to taxation(ii)	0.3	0.8	1.1	0.5	0.6
Other assurance services(iii)	0.5	0.5	1.0	0.5	1.1
All other non-audit fees(iv)	1.7	0.2	1.9	0.9	0.4

	5.5	5.9	11.4	10.1	10.0

(i)
Audit-related assurances services relate principally to reporting required under section 404 of the US Sarbanes-Oxley Act and audit services for the review of the interim financial information.

(ii)
Other services relevant to taxation comprise principally tax advice in respect of transactions.

(iii)
Other assurance services comprise the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under 'total audit fees'.

(iv)
All other non-audit fees relate principally to advisory services, including services in respect of due diligence and services in relation to acquisitions and disposals.

        Under the US disclosure requirements the auditor fees are classified as follows:

	United Kingdom	Rest of World	2012	2011	2010
	£ million	£ million	£ million	£ million	£ million
Audit fees	2.7	4.4	7.1	7.8	7.6
Tax fees(i)	0.3	0.8	1.1	0.5	0.6
Audit related fees(ii)	0.8	0.5	1.3	0.9	1.4
All other fees(iii)	1.7	0.2	1.9	0.9	0.4

	5.5	5.9	11.4	10.1	10.0

(i)
Tax fees comprise principally tax advice in respect of transactions.

(ii)
Audit related fees comprise the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are

Notes to the consolidated financial statements (continued)

3.     Operating costs (continued)

  not reported under 'audit fees', including audit services for the review of the interim financial information.

(iii)
All other fees relate principally to advisory services, including services in respect of due diligence and services in relation to acquisitions and disposals.

        In addition to the amounts above, £0.1 million (2011 – £0.1 million; 2010 – £0.2 million) was charged for audit services by firms other than KPMG Audit Plc. KPMG Audit Plc fees for audit services in respect of employee pension plans were £0.4 million (2011 – £0.3 million; 2010 – £0.3 million).

4.     Employees

        The average number of employees on a full time equivalent basis (all numbers excluding employees of associates) was as follows:

	2012	2011 (restated)	2010 (restated)
North America	1,105	1,229	1,331
Europe	3,802	2,913	2,949
Africa	5,116	4,253	3,674
Latin America and Caribbean	1,631	1,413	1,261
Asia Pacific	2,902	2,639	2,585
Global Supply	8,120	8,202	8,491
Corporate and other	3,022	3,137	2,996

	25,698	23,786	23,287

At 30 June 2012 the group had, on a full time equivalent basis, 27,483 employees. In the year ended 30 June 2012 acquisitions increased the total average headcount by 1,464. The average number of employees of the group, including part time employees, for the year was 26,090 (2011 – 24,020; 2010 – 23,521).

        Following changes in the group's regional structure the employee information by segment in the table above for the years ended 30 June 2011 and 2010 has been restated in order to better reflect the segment for which the employees provide the majority of their services. Employees of corporate

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

functions whose costs are charged to the operating segments, such as those in shared service operations, are included in 'Corporate and other' in the table above.

	2012	2011	2010
	£ million	£ million	£ million
Aggregate remuneration
Wages and salaries	1,095	1,122	1,070
Share-based incentive plans	36	34	31
Employer's social security	90	85	82
Employer's pension	113	104	91
Exceptional benefit for UK and Irish pension plans	(115)	—	—
Other post employment	5	(1)	(5)

	1,224	1,344	1,269

The costs of post employment benefits, excluding the exceptional benefit for the UK and Irish pension plans, and share-based incentive plans have been included in the consolidated income statement for the year ended 30 June 2012 as follows: cost of sales £61 million (2011 – £60 million; 2010 – £54 million) and other operating expenses £93 million (2011 – £77 million; 2010 – £63 million). Included within aggregate remuneration is a £88 million gain (2011 – £64 million charge; 2010 – £82 million charge) in respect of exceptional operating items.

        Employer's pension costs include £13 million (2011 – £7 million; 2010 – £6 million) in respect of defined contribution plans, representing contributions payable to these plans by the group at rates specified in the rules of the plans.

Retirement benefits    The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices.

        The larger plans are generally of the defined benefit type and are funded by payments to separately administered trusts or insurance companies. The principal plans are in the United Kingdom, Ireland and the United States where benefits are based on employees' length of service and salary at retirement. All valuations were performed by independent actuaries using the projected unit method to determine pension costs. The most recent full valuations of the significant defined benefit pension plans were carried out as follows: United Kingdom on 31 March 2009; Ireland on 31 December 2009; and United States on 1 January 2012. The triennial valuation of the principal UK plan as at 31 March 2012 is in progress. The results of this valuation are expected to be agreed by Diageo and the trustee later in calendar year 2012. The measurement dates used to calculate the disclosures in the consolidated financial statements are the respective balance sheet dates. In the United Kingdom, the Diageo Pension Scheme (a final salary defined benefit pension plan) (the UK Scheme) closed to new members in November 2005. Employees who have joined Diageo in the United Kingdom thereafter have been eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit pension plan).

        The assets of the UK and Irish pension plans are held in separate trusts administered by trustees to meet long term pension liabilities to past and present employees. The trustees are required to act in the best interests of the plans' beneficiaries. The two largest pension plans are the UK Scheme in the United Kingdom and the Guinness Ireland Group Pension Scheme in Ireland (the Irish Scheme). For the UK Scheme, the trustee is Diageo Pension Trust Limited. The appointment of the directors to the board is determined by the Scheme's trust documentation. As required by legislation one-third of all

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

directors of the Trust are nominated by members of the UK Scheme. Two member nominated directors have been appointed from the pensioner member community and two from the active member community. For the Irish Scheme, the appointment of trustees is a Diageo Ireland decision. Currently Diageo Ireland makes four nominations and appoints three further candidates nominated by representative groupings.

        The group also operates a number of plans, primarily in the United States, which provide employees with post employment benefits in respect of medical costs. These plans are generally unfunded. In addition, there are a number of other plans which provide post employment benefits other than pensions and medical benefits. These plans are also included in the figures presented below.

(a)
The following weighted average assumptions were used to determine the group's deficit/surplus in the main post employment plans at 30 June in the relevant year. The assumptions used to calculate the charge/credit in the consolidated income statement for the year ended 30 June are based on the assumptions disclosed as at the previous 30 June.

	United Kingdom			Ireland			United States
	2012	2011	2010	2012	2011	2010	2012	2011	2010
	%	%	%	%	%	%	%	%	%
Rate of general increase in salaries	4.0	4.9	4.6	3.7	4.2	4.0	5.9	6.2	5.6
Rate of increase to pensions in payment	3.2	3.8	3.6	1.8	2.3	2.1	—	—	—
Rate of increase to deferred pensions	2.0	3.6	3.3	1.7	2.2	2.0	—	—	—
Medical inflation	n/a	n/a	n/a	n/a	n/a	n/a	8.0	8.5	9.0
Discount rate for plan liabilities	4.5	5.6	5.4	4.1	5.4	4.9	4.1	4.9	4.7
Inflation – CPI	2.0	—	—	1.7	2.2	2.0	1.9	2.2	1.6
Inflation – RPI	2.9	3.6	3.3	—	—	—	—	—	—
For the main plans in the United Kingdom, Ireland and the United States, the salary increase assumptions include an allowance for age related promotional salary increases. For example in the United Kingdom salary increase assumptions comprise one percentage point above RPI inflation and 0.1 of a percentage point (2011 and 2010 – 0.3 of a percentage point) for age related promotional salary increases. The assumption for medical inflation in the United States reduces by 0.5% per year until it reaches 5%.

        In assessing the group's post retirement liabilities, the mortality assumption for the UK Scheme is based on the CMI birth year tables with scaling factors based on the experience of the plan and with suitable future improvements. The mortality assumption for the Irish Scheme is also based on the mortality experience of that plan with suitable future improvements. The mortality assumptions for the other plans around the world are based on relevant standard mortality tables and standard mortality improvements in each country.

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

        For the main UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom			Ireland
	2012	2011	2010	2012	2011	2010
	Age	Age	Age	Age	Age	Age
Retiring currently at age 65
Male	86.2	86.2	86.0	85.8	85.7	85.6
Female	88.2	87.8	87.7	88.4	88.3	88.2
Currently aged 45, retiring at age 65
Male	88.3	88.4	88.3	87.6	87.5	87.4
Female	90.5	90.1	90.1	90.2	90.1	90.0
(b)
In respect of defined benefit post employment plans, the net amounts charged to the consolidated income statement and consolidated statement of comprehensive income for the three years ended 30 June 2012 are set out below:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
2012
Operating profit
Current service cost	(61)	(15)	(34)	(110)
Past service exceptional gain (note 5(f))	86	29	—	115
Gains on curtailment	—	—	3	3
Gains on settlement	—	2	—	2

Total credit/(charge) to operating profit	25	16	(31)	10
Net credit/(charge) to other finance charges (note 6(b))	26	(11)	(8)	7

Credit/(charge) before taxation	51	5	(39)	17

Other comprehensive income
Actual return on post employment plan assets	313	101	9	423
Expected return on post employment plan assets	(271)	(68)	(33)	(372)

Actual return less expected return on post employment plan assets	42	33	(24)	51
Experience (losses)/gains arising on the plan liabilities	(5)	7	4	6
Changes in assumptions underlying the present value of the plan liabilities	(340)	(188)	(36)	(564)

Actuarial loss recognisable in the reconciliation of the assets and liabilities	(303)	(148)	(56)	(507)
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	12	12

Net actuarial loss recognisable in other comprehensive income	(303)	(148)	(44)	(495)

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
2011
Operating profit
Current service cost	(59)	(19)	(32)	(110)
Past service gain	2	—	3	5
Gains on curtailments	2	4	3	9

Total charge to operating profit	(55)	(15)	(26)	(96)
Net credit/(charge) to other finance charges (note 6(b))	14	(4)	(13)	(3)

Charge before taxation	(41)	(19)	(39)	(99)

Other comprehensive income
Actual return on post employment plan assets	575	37	63	675
Expected return on post employment plan assets	(242)	(70)	(27)	(339)

Actual return less expected return on post employment plan assets	333	(33)	36	336
Experience losses arising on the plan liabilities	(49)	(14)	(11)	(74)
Changes in assumptions underlying the present value of the plan liabilities	(54)	67	7	20

Actuarial gain recognisable in the reconciliation of the assets and liabilities	230	20	32	282
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	(10)	(10)

Net actuarial gain recognisable in other comprehensive income	230	20	22	272

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
2010
Operating profit
Current service cost	(49)	(19)	(31)	(99)
Past service gain	13	—	—	13
Gains on curtailments	8	—	1	9
Losses on settlements	—	(3)	—	(3)

Total charge to operating profit	(28)	(22)	(30)	(80)
Net charge to other finance charges (note 6(b))	(21)	(12)	(14)	(47)

Charge before taxation	(49)	(34)	(44)	(127)

Other comprehensive income
Actual return on post employment plan assets	566	164	18	748
Expected return on post employment plan assets	(217)	(68)	(28)	(313)

Actual return less expected return on post employment plan assets	349	96	(10)	435
Experience gains arising on the plan liabilities	181	32	16	229
Changes in assumptions underlying the present value of the plan liabilities	(447)	(140)	(77)	(664)

Actuarial gain/(loss) recognisable in the reconciliation of the assets and liabilities	83	(12)	(71)	—
Changes in the recognisable surplus of the plans with a surplus restriction	—	2	6	8

Net actuarial gain/(loss) recognisable in other comprehensive income	83	(10)	(65)	8

In the year ended 30 June 2012 the past service exceptional gain is in respect of changes in the inflation index, from RPI to CPI, used for the UK Scheme which affects increases to deferred pensions and the reassessment of pensions in payment for the Irish Scheme. These announcements have reduced

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

the deficit in the schemes and therefore the net liability in the balance sheet. See note 5(f) for further information.

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Total cumulative gain/(loss) recognised in other comprehensive income
At 30 June 2009	(40)	(283)	(150)	(473)
Recognised in the year	83	(10)	(65)	8

At 30 June 2010	43	(293)	(215)	(465)
Recognised in the year	230	20	22	272

At 30 June 2011	273	(273)	(193)	(193)
Recognised in the year	(303)	(148)	(44)	(495)

At 30 June 2012	(30)	(421)	(237)	(688)

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

(c)
The expected long term rates of return and fair values of the assets of the defined benefit post employment plans were as follows:

	United Kingdom		Ireland		United States and other		Total
	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value
	%	£ million	%	£ million	%	£ million	%	£ million
2012
Fair value of plan assets
Equities	7.3	1,591	7.3	472	7.2	269	7.3	2,332
Bonds	3.5	1,795	3.2	408	3.4	184	3.4	2,387
Property	7.3	512	7.3	64	7.0	9	7.3	585
Other	3.9	593	3.8	208	3.8	60	3.9	861

		4,491		1,152		522		6,165
Present value of funded plan liabilities		(4,747)		(1,552)		(747)		(7,046)
Present value of unfunded plan liabilities		(90)		(7)		(106)		(203)

Deficit in post employment plans		(346)		(407)		(331)		(1,084)
Surplus restriction		—		—		(1)		(1)

Post employment benefit net liabilities		(346)		(407)		(332)		(1,085)

2011
Fair value of plan assets
Equities	8.3	1,699	8.6	527	8.2	285	8.3	2,511
Bonds	4.8	1,619	4.9	628	4.6	171	4.8	2,418
Property	8.3	495	8.6	75	8.3	10	8.3	580
Other	5.2	489	5.3	(10)	5.1	47	5.2	526

		4,302		1,220		513		6,035
Present value of funded plan liabilities		(4,402)		(1,571)		(705)		(6,678)
Present value of unfunded plan liabilities		(81)		—		(100)		(181)

Deficit in post employment plans		(181)		(351)		(292)		(824)
Surplus restriction		—		—		(2)		(2)
Impact of minimum funding requirement		—		—		(12)		(12)

Post employment benefit net liabilities		(181)		(351)		(306)		(838)

Included in the post employment plan deficit of £1,084 million (2011 – £824 million) are £191 million (2011 – £166 million) in respect of post employment medical benefit liabilities and £32 million (2011 – £32 million) in respect of other non-pension post employment liabilities.

        Within the plan assets above there is no investment in the ordinary shares of Diageo plc. Included in equities in the UK plans at 30 June 2012 are £248 million (2011 – £324 million) invested in hedge funds and £289 million (2011 – £285 million) invested in private equity. Included in other assets at 30 June 2012 are interest rate and inflation swaps and repurchase agreements with a fair value in the UK plans of £329 million gain (2011 – £173 million gain) and in the Irish plans of £73 million gain (2011 – £18 million loss).

        The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long term. UK plan assets include temporary cash of £26 million (2011 – £43 million) in 'equities',

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

£102 million (2011 – £74 million) in 'bonds' and £7 million (2011 – £5 million) in 'property'. Irish plan assets include temporary cash of £7 million (2011 – £11 million) in 'equities' and £8 million (2011 – £26 million) in 'bonds'.

        Post employment benefit assets and liabilities are recognised in the consolidated balance sheet, depending on whether an individual plan is in surplus or deficit, as follows:

	2012	2011
	£ million	£ million
Non-current assets	22	60
Non-current liabilities	(1,107)	(898)

	(1,085)	(838)

The expected long term rates of return for equities have been determined by reference to government bond rates (minimum risk rates) in the countries in which the plans are based. As at 30 June 2012, to reflect the additional risks associated with equities, expected long term rates of return on equities include a risk premium of 4.5% per year (2011 and 2010 – 4%) in excess of the expected return from government bonds. This risk premium is a long term assumption which is set after taking actuarial advice and considering the assumptions used by other FTSE 100 companies. The expected long term rates of return for other assets are determined in a similar way, by including an appropriate risk premium relative to government bonds in the relevant country.

        The investment strategy for the group's funded post employment plans is decided locally by the trustee of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The objective for the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, while taking an acceptable amount of investment risk relative to the liabilities. This objective is implemented by using specific allocations to a variety of asset classes that are expected over the long term to deliver the target rate of return. Most investment strategies have significant allocations to equities, with the intention that this will result in the ongoing cost to the group of the post employment plans being lower over the long term, within acceptable boundaries of risk. Each investment strategy is also designed to control investment risk by managing allocations to asset classes, geographical exposures and individual equity exposures.

        At 30 June 2012, approximately 33% and 57% (2011 – 33% and 37%) of the UK Scheme's liabilities were hedged against future movements in interest rates and inflation, respectively, through the use of swaps. At 30 June 2012, approximately 37% and 45% (2011 – 37% and 37%) of the Irish Scheme's liabilities were hedged against future movements in interest rates and inflation, respectively, through the use of swaps.

        The discount rate is based on the yields of high quality fixed income investments. For the UK pension plans, which represent approximately 67% of total plan liabilities, the discount rate is determined by reference to the yield curves of AA rated corporate bonds for which the timing and amount of cash outflows are similar to those of the plans. A similar process is used to determine the discount rate for the non-UK plans.

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

        The percentages of investments at fair value held by the pension plans at 30 June 2012 and 30 June 2011, analysed by asset class, were as follows:

	United Kingdom	Ireland	United States and other	Total
	%	%	%	%
2012
Equities	36	41	52	38
Bonds	40	35	35	39
Property	11	6	2	9
Other	13	18	11	14

	100	100	100	100

2011
Equities	39	43	56	41
Bonds	38	51	33	40
Property	12	6	2	10
Other	11	—	9	9

	100	100	100	100

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

(d)
Movements in the present value of plan liabilities during the two years ended 30 June 2012:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Present value of plan liabilities
At 30 June 2010	4,279	1,481	809	6,569
Exchange differences	—	144	(27)	117
Current service cost	59	19	32	110
Past service gain	(2)	—	(3)	(5)
Interest cost	228	74	40	342
Actuarial loss/(gain)	103	(53)	4	54
Employee contributions	7	3	1	11
Benefits paid	(189)	(83)	(47)	(319)
Curtailments	(2)	(4)	(3)	(9)
Settlements	—	(10)	(1)	(11)

At 30 June 2011	4,483	1,571	805	6,859
Exchange differences	—	(173)	(1)	(174)
Acquisition of business	—	—	2	2
Current service cost	61	15	34	110
Past service exceptional gain	(86)	(29)	—	(115)
Interest cost	245	79	41	365
Actuarial loss	345	181	32	558
Employee contributions	1	3	1	5
Benefits paid	(212)	(82)	(58)	(352)
Curtailments	—	—	(3)	(3)
Settlements	—	(6)	—	(6)

At 30 June 2012	4,837	1,559	853	7,249

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

(e)
Movements in the fair value of plan assets during the two years ended 30 June 2012:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Fair value of plan assets
At 30 June 2010	3,819	1,101	447	5,367
Exchange differences	—	111	(13)	98
Expected return on plan assets	242	70	27	339
Actuarial gain/(loss)	333	(33)	36	336
Contributions by the group	90	61	63	214
Employee contributions	7	3	1	11
Benefits paid	(189)	(83)	(47)	(319)
Settlements	—	(10)	(1)	(11)

At 30 June 2011	4,302	1,220	513	6,035
Exchange differences	—	(132)	—	(132)
Expected return on plan assets	271	68	33	372
Actuarial gain/(loss)	42	33	(24)	51
Contributions by the group	87	46	57	190
Employee contributions	1	3	1	5
Benefits paid	(212)	(82)	(58)	(352)
Settlements	—	(4)	—	(4)

At 30 June 2012	4,491	1,152	522	6,165

(f)
History of funded status of plans at 30 June 2012:

	2012	2011	2010	2009	2008
	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets	6,165	6,035	5,367	4,592	5,165
Present value of plan liabilities	(7,249)	(6,859)	(6,569)	(5,965)	(5,559)

Deficit in post employment plans	(1,084)	(824)	(1,202)	(1,373)	(394)
Surplus restriction	(1)	(2)	(2)	(9)	(14)
Impact of minimum funding requirement	—	(12)	(1)	(1)	—

Post employment benefit liabilities	(1,085)	(838)	(1,205)	(1,383)	(408)

In order to address the deficit on the UK Scheme the group established a Pension Funding Partnership. During the year ended 30 June 2011 whisky inventory was transferred into the partnership. The group retains control over the partnership which at 30 June 2012 held inventory with a book value of £565 million (2011 – £535 million). The partnership is fully consolidated in the group financial statements. The UK Scheme acquired a limited interest in the partnership, and as a partner, is entitled to a distribution from the profits of the partnership each year from the date the partnership was established until the year ending 30 June 2024. This profit share was £25 million in the year ended 30 June 2012 and is expected to be approximately the same amount for the next 13 years. In 2024 the group will be required, dependent upon the funding position of the UK Scheme at that time, to pay an amount expected to be no greater than the deficit at that time, up to a maximum of £430 million in

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

cash, to the UK Scheme to buy out the UK Scheme's interest in the partnership. Under IAS 19 – Employee benefits the interest in the partnership does not represent a plan asset for group reporting purposes and therefore the UK Scheme's deficit position presented in these financial statements does not reflect the UK Scheme's interest in the partnership. Accordingly, distributions from the partnership to the UK Scheme are reflected in the consolidated group financial statements on a cash basis as distributions are paid. The group has also agreed to make conditional contributions into escrow of up to £338 million if an equivalent reduction in the deficit is not achieved over the 10 year term of the funding plan. The escrow account would be payable to the UK Scheme after the triennial funding trustee valuations. The triennial valuation as at 31 March 2012 is in progress and may result in the payment of up to £127 million in three equal annual instalments, into escrow. In addition to the deficit funding, Diageo continues to make a cash contribution in respect of current service costs based on the UK Scheme trustee's valuation. This contribution is expected to be £45 million to the UK Scheme for the year ending 30 June 2013.

        The group has also agreed a deficit funding arrangement with the trustees of the Irish Scheme under which it contributes to the Irish Scheme €21 million (£17 million) per annum until the year ending 30 June 2029. The agreement also provides for additional cash contributions into escrow of up to €188 million (£152 million) if an equivalent reduction in the deficit is not achieved over the 18 year period. As part of this funding plan, Diageo has granted to the Irish Scheme a contingent asset comprising mortgages over certain land and buildings and fixed and floating charges over certain receivables of the group up to a value of €200 million (£161 million). In addition to the deficit funding the group expects to make cash contributions of €29 million (£23 million) to the Irish Scheme in the year ending 30 June 2013.

        The group also expects to make cash contributions of £90 million to all other post employment schemes in the year ending 30 June 2013.

(g)
History of experience gains and losses:

	2012	2011	2010	2009	2008
	£ million	£ million	£ million	£ million	£ million
Actual return less expected return on post employment plan assets	51	336	435	(946)	(236)
Experience gains/(losses) arising on the plan liabilities	6	(74)	229	60	(54)
Changes in assumptions underlying the present value of the plan liabilities	(564)	20	(664)	(127)	272

Actuarial (loss)/gain recognisable in the reconciliation of the assets and liabilities	(507)	282	—	(1,013)	(18)

(h)
Changes in the assumptions used for determining post employment costs and liabilities may have a material impact on the consolidated income statement and balance sheet. For the significant assumptions, the following sensitivity analyses give an estimate of the potential impacts on the

Notes to the consolidated financial statements (continued)

4.     Employees (continued)

  consolidated income statement for the year ended 30 June 2012 and on the consolidated balance sheet as at 30 June 2012:

	Estimated impact on consolidated income statement
	Operating profit	Other finance charges	Profit before taxation	Taxation	Profit for the year
	£ million	£ million	£ million	£ million	£ million
2012
Effect of 0.5% increase in discount rate:
Approximate decrease in annual post employment cost	8	(8)	—	—	—
Effect of 1% increase in expected rates of return on plan assets:
Approximate decrease in annual post employment cost	—	58	58	(14)	44
Effect of one year increase in life expectancy:
Approximate increase in annual post employment cost	(2)	(11)	(13)	3	(10)
Effect of 0.5% decrease in inflation:
Approximate decrease in annual post employment cost	5	18	23	(5)	18
Effect of 1% increase in medical inflation:
Approximate increase in annual post employment cost	(1)	(1)	(2)	1	(1)
Effect of 1% decrease in medical inflation:
Approximate decrease in annual post employment cost	1	1	2	(1)	1

	Estimated impact on consolidated balance sheet
	Net post employment benefit liabilities	Net deferred tax assets	Net assets
	£ million	£ million	£ million
2012
Effect of 0.5% increase in discount rate:
Approximate decrease in post employment deficit	516	(121)	395
Effect of one year increase in life expectancy:
Approximate increase in post employment deficit	(238)	57	(181)
Effect of 0.5% decrease in inflation:
Approximate decrease in post employment deficit	394	(89)	305
Effect of 1% increase in medical inflation:
Approximate increase in post employment deficit	(23)	8	(15)
Effect of 1% decrease in medical inflation:
Approximate decrease in post employment deficit	21	(8)	13
(i)
Information on transactions between the group and its pension plans is given in note 32.

Notes to the consolidated financial statements (continued)

5.     Exceptional items

IAS 1 (Revised) – Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items which, in management's judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

        In the three years ended 30 June 2012, the following exceptional items were recorded:

	2012	2011	2010
	£ million	£ million	£ million
Items included in operating profit
Restructuring
Operating model review(a)	(69)	(77)	—
Restructuring of Global Supply operations(b)	(16)	(24)	(93)
Restructuring of Irish brewing operations(c)	(11)	(10)	(12)
Global restructuring programme(d)	—	—	(85)
Restructuring of US wine operations(e)	—	—	48
Other
Pension changes – past service credits(f)	115	—	—
Brand impairment(g)	(59)	(39)	(35)
Duty settlements(h)	—	(127)	—
SEC settlement(i)	—	(12)	—

	(40)	(289)	(177)

Sale of businesses
Step acquisition of Quanxing and Shuijingfang(j)	124	—	—
Tanzania Breweries Limited(k)	23	—	—
Wine operations(e)	—	(12)	(26)
Joint venture in India	—	(2)	—
Step acquisition of Nuvo(l)	—	—	11

	147	(14)	(15)

Exceptional items before taxation	107	(303)	(192)
Items included in taxation
Tax on exceptional operating items	19	51	39
Tax on sale of businesses	—	3	10
Loss of future tax amortisation(m)	(524)	—	—
Settlements with tax authorities (n)	—	66	—

	(505)	120	49

Exceptional items in continuing operations	(398)	(183)	(143)
Discontinued operations net of taxation (note 9)	(11)	—	(19)

Total exceptional items	(409)	(183)	(162)

(a)    In the year ended 30 June 2011 the group reviewed its operating model across its businesses and commenced a restructuring programme. The main objective of the programme was to improve the effectiveness and productivity of its operations and to deploy resources closer to the market and in those geographical regions where the potential for growth is greatest. This review resulted in changes to the group's regional structure and the way it organises its central functions. £69 million (2011 – £

Notes to the consolidated financial statements (continued)

5.     Exceptional items (continued)

77 million) was incurred in the year ended 30 June 2012 principally in respect of staff redundancies, early termination of contracts and lease costs primarily in the United Kingdom, Ireland and the United States.

(b)    In the year ended 30 June 2010 the group announced a number of initiatives to consolidate and streamline the Global Supply spirits operations in the United Kingdom and North America in order to create greater operating efficiencies.

        A restructuring of the group's supply operations in Scotland was announced in the year ended 30 June 2010. This included the consolidation of distilling, packaging and warehousing activities into fewer sites and resulted in the closure of a distillery, two cooperages and a warehouse. The packaging plant at Kilmarnock closed in 2012. New investment has been concentrated in the production sites in Leven in Fife and in Shieldhall near Glasgow. £8 million (2011 – £11 million; 2010 – £81 million) was incurred in the year ended 30 June 2012 primarily in respect of redundancies, additional depreciation and site decommissioning costs.

        In the year ended 30 June 2010, the group also announced the closure of the Dorval bottling plant in Quebec, Canada and the restructuring of the Daventry distribution centre and in May 2011 the closure of the Menlo Park bottling plant in California and the specialty product building at the Relay plant in Maryland. The net costs of closing the facilities in the year ended 30 June 2012 was £8 million (2011 – £13 million; 2010 – £12 million).

(c)    In the year ended 30 June 2008 Diageo announced the centralisation of the group's brewing activities in Ireland at one site. According to plans finalised in the year ended 30 June 2012, this will result in the closure of the breweries and associated activities at Dundalk and Kilkenny in calendar 2013. The exceptional charge for the three years ended 30 June 2012 was principally in respect of accelerated depreciation.

(d)    In February 2009 the group announced a global restructuring programme which was designed to ensure improved routes to market, stronger brand positions and enhanced financial strength. The programme affected all operating segments including Corporate. The majority of the costs were in respect of a reduction in the number of employees and were spread over the two years ended 30 June 2010.

(e)    In the year ended 30 June 2010, the group carried out a restructuring of its US wine operations which resulted in a restructuring charge of £41 million in respect of a reduction in the number of employees, early contract terminations and inventory impairment. The group also completed a sale and leaseback transaction of certain land and facilities located in the Napa Valley, California. The lease of land was accounted for as an operating lease and resulted in a gain of £89 million which was accounted for as an exceptional property profit.

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

Notes to the consolidated financial statements (continued)

5.     Exceptional items (continued)

(f)    In July 2010 the UK government announced that the inflation index to be used to derive statutory increases could be changed from the Retail Prices Index (RPI) to the Consumer Prices Index (CPI). As the group had a pre existing constructive obligation under the UK Diageo Pension Scheme, and a change from RPI to CPI was notified to the members during the year, a past service credit of £86 million arose and has been accounted for as a change in benefits and recognised as an exceptional credit to operating costs in the income statement. Deferred members who have guaranteed RPI increases will still have their deferred benefits linked to RPI. Pensions in payment are unaffected.

        For the Guinness Ireland Group Pension Scheme a decision was made that there would be no increase awarded to pensions in payment for the calendar year 2012 and a review will be carried out of any future pension increases. This decision was notified to members during the year and resulted in a past service credit of £29 million which has been accounted for as an exceptional credit to operating costs in the income statement.

(g)    In the year ended 30 June 2012 an impairment loss of £59 million was charged to other operating expenses in respect of the Cacique brand. The principal market for Cacique is Spain where the economy continues to suffer a significant downturn. The forecast and long term growth assumptions in the Spanish market for Cacique were reduced due to a fall in demand which has resulted in an impairment of the brand value.

        In the year ended 30 June 2011 and 2010 an impairment loss of £39 million and £35 million, respectively, was charged to other operating expenses in respect of the Ursus brand, resulting in a full impairment of the brand value.

(h)    In the year ended 30 June 2011, Diageo Turkey settled its dispute with the Turkish customs authorities regarding duty payable on beverage alcohol products sold in the domestic channel in Turkey between 2001 and 2009. The charge incurred with respect to this settlement (including legal fees and other associated costs) was £92 million which was paid during the year ended 30 June 2011. In addition, in June 2011 Diageo settled a dispute with the Thai customs authorities in respect of the price of imported goods between 2002 and 2005. Diageo paid THB 1.8 billion (£35 million) including legal fees in the year ended 30 June 2011. Legal fees and other associated costs in prior years in respect of these cases were written off to other external charges when incurred. Both charges represent a full and final settlement of these disputes.

(i)    In the year ended 30 June 2011 Diageo reached a settlement with the Securities and Exchange Commission (SEC) in the United States which resulted in a charge of $19 million (£12 million) to exceptional items, including legal fees of $2 million. The settlement was agreed with the SEC in July 2011 and was in respect of various regulatory and control matters, including the SEC enquiries in respect of activities in Korea, India and Thailand.

(j)    On 14 July 2011, Diageo acquired an additional 4% equity stake in Sichuan Chengdu Quanxing Group Company Ltd. (Quanxing) from Chengdu Yingsheng Investment Holding Co., Ltd. The consideration for the additional 4% equity stake was CNY 140 million (£14 million). The acquisition of the 4% equity stake brought Diageo's shareholding in Quanxing to 53%. Quanxing is a holding company controlling a 39.7% equity stake in Sichuan Shuijingfang Co., Ltd. (Shuijingfang), a super premium Chinese white spirits company listed on the Shanghai Stock Exchange which following the appointment of additional directors in June 2012 became a subsidiary of Diageo. Quanxing was accounted for as an associate up to 14 July 2011 but following the acquisition of the additional 4% equity stake it became a subsidiary with a 47% non-controlling interest. Shuijingfang was accounted for

Notes to the consolidated financial statements (continued)

5.     Exceptional items (continued)

as an associate throughout the year ended 30 June 2012 but following the change of control became a subsidiary on 29 June 2012 with a 79% non-controlling interest. As a result of Quanxing and Shuijingfang becoming subsidiaries of the group, a gain of £124 million has arisen on the difference between the book value of the equity owned prior to the transactions and their market value on the completion dates which has been disclosed as a sale of business. The gain includes £30 million of cumulative exchange gains recycled from other comprehensive income less a provision of £16 million for onerous contracts arising on the acquisition.

(k)    In January 2012 Diageo sold its 20% equity interest in Tanzania Breweries Limited (TBL) for a consideration of £47 million. The investment in TBL was disclosed as an asset for sale and the gain before tax arising on the disposal was £23 million after transaction costs.

(l)    In the year ended 30 June 2010 Diageo acquired an additional equity stake in the London Group, the owner of the Nuvo brand, an ultra-premium vodka-based sparkling liqueur, taking its equity ownership from 42.5% to 71.25%. The London Group was formerly accounted for as an associate and following the acquisition of further shares it became a subsidiary. The difference between the market value of the equity owned prior to the acquisition and the book value of the associate was recognised in the consolidated income statement, resulting in a gain of £11 million which was included in sale of businesses.

(m)    The group benefits from the availability of tax amortisation on many of its principal brands and other intangible assets. In the year ended 30 June 2012 negotiations with tax authorities were concluded, the outcome of which was a favourable change in taxation basis that replaces the benefit of future amortisation resulting in a write off the related deferred tax assets of £524 million.

(n)    In the year ended 30 June 2011 a number of legacy tax issues were settled in respect of historic restructuring.

Notes to the consolidated financial statements (continued)

6.     Interest and other finance income and charges

	2012	2011	2010
	£ million	£ million	£ million
(a) Net interest
Interest receivable	107	183	188
Fair value gain on interest rate instruments	155	95	281

Total interest receivable	262	278	469

Interest payable on bank loans and overdrafts	(22)	(21)	(20)
Interest payable on finance leases	(12)	(5)	(1)
Interest payable on all other borrowings	(459)	(514)	(548)
Fair value loss on interest rate instruments	(151)	(107)	(275)

Total interest payable	(644)	(647)	(844)

Net interest	(382)	(369)	(375)

(b) Net other finance income and charges
Net finance income in respect of post employment plans	7	—	—
Other finance income	1	—	4

Total other finance income	8	—	4

Net finance charge in respect of post employment plans	—	(3)	(47)
Unwinding of discounts	(17)	(16)	(18)
Hyperinflation adjustment	(3)	(9)	(16)
Other finance charges	(3)	—	—
Net exchange movements on short term intercompany loans	—	—	(10)

Total other finance charges	(23)	(28)	(91)

Net other finance charges	(15)	(28)	(87)

Interest on post employment plan liabilities	(365)	(342)	(360)
Expected return on post employment plan assets	372	339	313

Net finance income/(charges) in respect of post employment plans	7	(3)	(47)

The amount of borrowing costs capitalised in the year ended 30 June 2012 was £5 million (2011 – £4 million; 2010 – £5 million).

        From December 2009 Venezuela was classified as a hyperinflationary economy. Hyperinflationary accounting requires the restatement of the subsidiary undertaking's income statement to current purchasing power. The impact of applying hyperinflationary accounting to the group's operations in Venezuela resulted in a charge of £3 million (2011 – £9 million; 2010 – £16 million) to other finance charges. The index used to calculate the hyperinflationary adjustment was the Indice Nacional de Precios al Consumidor which changed from 235.3 to 285.5 in the year ended 30 June 2012 (2011 – from 190.4 to 235.3; 2010 – from 145.0 to 190.4), an increase of 21% (2011 – 24%; 2010 – 31%).

7.     Associates

The group's share of profit after tax from associates was £213 million (2011 – £176 million; 2010 – £142 million).

Notes to the consolidated financial statements (continued)

7.     Associates (continued)

        The group's 34% share of operating profit and of profit for the year of Moët Hennessy was £317 million and £205 million, respectively (2011 – £273 million and £179 million, respectively; 2010 – £229 million and £134 million, respectively).

        In the year ended 30 June 2012, the group received dividends from its associates of £166 million (2011 – £138 million; 2010 – £111 million), of which £158 million was received from Moët Hennessy (2011 – £131 million; 2010 – £98 million). These dividends included receipts of £62 million (2011 – £51 million; 2010 – £31 million) from Moët Hennessy in respect of amounts payable to tax authorities.

        Information on transactions between the group and its associates is given in note 32. Summarised financial information for the group's investments in associates is presented below:

(a)    Moët Hennessy    Moët Hennessy prepares its financial statements under IFRS in euros to 31 December each year. Summary information for Moët Hennessy for the three years ended 30 June 2012 after adjustment to align Moët Hennessy's accounting policies and accounting periods with those of the group, translated at £1 = €1.18 (2011 – £1 = €1.16; 2010 – £1 = €1.13), is set out below:

	2012		2011		2010
	€ million	£ million	€ million	£ million	€ million	£ million
Sales	3,797	3,218	3,353	2,891	2,935	2,597
Profit for the year	711	603	610	526	446	395

Profit for the year is after deducting amounts in respect of non-controlling interests.

(b)    Other associates    For all of the group's investments in associates other than Moët Hennessy, summarised financial information, aggregating 100% of the sales and results of each associate, is presented below:

	2012	2011	2010
	£ million	£ million	£ million
Sales	1,242	1,228	1,202
Profit for the year	49	32	79

Notes to the consolidated financial statements (continued)

8.     Taxation

(a)   Analysis of taxation charge in the year

	2012	2011	2010
	£ million	£ million	£ million
Current tax
Current year	312	450	354
Adjustments in respect of prior years	51	(5)	(80)

	363	445	274

Deferred tax
Origination and reversal of temporary differences	126	(13)	176
Benefit of previously unrecognised tax losses	—	—	(3)
Changes in tax rates	15	9	1
Adjustments in respect of prior years (note 8(c))	534	(98)	29

	675	(102)	203

Taxation on profit from continuing operations	1,038	343	477

Adjustments in respect of prior years for current tax comprise a UK tax charge of £13 million (2011 – £2 million charge; 2010 – £47 million credit) and an overseas tax charge of £38 million (2011 – £7 million credit; 2010 – £33 million credit).

	2012	2011	2010
	£ million	£ million	£ million
Current tax
United Kingdom	31	94	(57)
Overseas	332	351	331

	363	445	274

Deferred tax
United Kingdom	16	(141)	29
Overseas	659	39	174

	675	(102)	203

Taxation on profit from continuing operations	1,038	343	477

(b)   Exceptional tax charges/(credits)

	2012	2011	2010
	£ million	£ million	£ million
Tax on exceptional operating items	(19)	(51)	(39)
Tax on sale of businesses	—	(3)	(10)
Loss of future tax amortisation	524	—	—
Settlements agreed with tax authorities	—	(66)	—

	505	(120)	(49)

Notes to the consolidated financial statements (continued)

8.     Taxation (continued)

In the year ended 30 June 2012 a settlement was agreed with tax authorities resulting in a deferred tax asset write off of £524 million. See note 8(c) for further information. In the year ended 30 June 2011 the tax settlement comprised a current tax credit of £66 million.

(c)   Factors affecting tax charge for the year

	2012	2011	2010
	£ million	£ million	£ million
Profit from continuing operations before taxation	3,121	2,360	2,239

Notional charge at UK corporation tax rate of 25.5% (2011 – 27.5%; 2010 – 28%)	796	649	627
Elimination of notional tax on share of associates' profits after tax	(52)	(48)	(38)
Differences in effective overseas tax rates	(13)	(16)	(3)
Items not chargeable	(393)	(197)	(172)
Items not deductible	100	164	116
Benefit of previously unrecognised tax losses	—	—	(3)
Benefit of previously unrecognised other deferred tax assets	—	(115)	—
Changes in tax rates	15	9	1
Adjustments in respect of prior years	585	(103)	(51)

Tax charge for the year	1,038	343	477

The group benefits from the availability of tax amortisation on many of its principal brands and other intangible assets. During the year ended 30 June 2012 negotiations with tax authorities were concluded, the outcome of which was a favourable change in taxation basis of certain overseas profits that replaces the benefit of future amortisation. This resulted in a write off of deferred tax assets of £524 million. In the year ended 30 June 2011 a combination of strong performance and positive forward outlook led to the recognition of an increase in the deferred tax assets of £115 million in respect of future amortisation.

(d)    Factors that may affect future tax charges    As a group involved in worldwide operations, Diageo is subject to several factors which may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing policies, tax rates imposed and settlements or agreements with tax authorities.

(e)    Corporate tax payable    The current corporate tax liability of £317 million (2011 – £381 million) represents the amount of taxes payable in respect of current and prior years that exceed payments made, and includes any interest and penalties payable thereon included in the corporation tax charge.

(f)    Material tax liabilities    As the group operates throughout the world, it faces potential transfer pricing issues in many jurisdictions relating to goods, services and financing. Acquisitions, disposals and restructuring activities may also give rise to potential tax exposures. The group has a number of tax audits ongoing worldwide but does not currently expect material additional tax exposures to arise, above the amounts provided, as and when audits are concluded.

Notes to the consolidated financial statements (continued)

9.     Discontinued operations

Discontinued operations in the year ended 30 June 2012 comprise a charge of £11 million (£16 million less deferred tax of £5 million) in respect of the discounted value of anticipated future payments to additional thalidomide claimants (2011 – £nil; 2010 – £19 million).

10.   Earnings per share

	2012	2011	2010
	£ million	£ million	£ million
Profit attributable to equity shareholders
Continuing operations	1,953	1,900	1,648
Discontinued operations	(11)	—	(19)

	1,942	1,900	1,629

	2012	2011	2010
	million	million	million
Weighted average number of shares
Shares in issue excluding own shares held	2,495	2,493	2,486
Dilutive potential ordinary shares	14	8	5

	2,509	2,501	2,491

Pence per share
Continuing operations
– basic earnings	78.2p	76.2p	66.3p
– diluted earnings	77.8p	76.0p	66.2p
Continuing and discontinued operations
– basic earnings	77.8p	76.2p	65.5p
– diluted earnings	77.4p	76.0p	65.4p

Notes to the consolidated financial statements (continued)

11.   Intangible assets

	Brands	Goodwill	Other intangibles	Computer software	Total
	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2010	5,005	418	1,267	303	6,993
Exchange differences	(129)	(9)	(81)	—	(219)
Acquisition of businesses	6	31	—	—	37
Other additions	—	—	—	77	77
Disposals	—	(1)	—	(7)	(8)
Transfers to assets held for sale	—	(2)	—	—	(2)

At 30 June 2011	4,882	437	1,186	373	6,878
Exchange differences	33	1	32	(7)	59
Acquisition of businesses	1,358	891	—	1	2,250
Other additions	—	—	4	59	63
Disposals	—	—	(2)	(2)	(4)

At 30 June 2012	6,273	1,329	1,220	424	9,246

Amortisation and impairment loss
At 30 June 2010	35	18	41	173	267
Exchange differences	3	1	1	(1)	4
Amortisation for the year	—	—	6	24	30
Exceptional impairment	39	—	—	—	39
Disposals	—	—	—	(7)	(7)

At 30 June 2011	77	19	48	189	333
Exchange differences	(9)	(2)	—	(4)	(15)
Amortisation for the year	—	—	5	34	39
Impairment	72	—	—	—	72
Disposals	—	—	(2)	(2)	(4)

At 30 June 2012	140	17	51	217	425

Carrying amount
At 30 June 2012	6,133	1,312	1,169	207	8,821

At 30 June 2011	4,805	418	1,138	184	6,545

At 30 June 2010	4,970	400	1,226	130	6,726

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

(a)    Brands are stated at fair value on acquisition. At 30 June 2012, the principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2012	2011
		£ million	£ million
Carrying amount of acquired brands
Crown Royal whisky	United States	932	909
Captain Morgan	Global	765	746
Johnnie Walker whisky	Global	625	625
Yeni raki	Turkey	598	—
Shui Jing Fang Chinese white spirit	Greater China	538	—
Smirnoff vodka	Global	525	512
Windsor Premier whisky	Korea	484	506
Bell's whisky	South Africa	179	179
Bushmills whiskey	United States	144	144
Seagram's 7 Crown whiskey	United States	142	139
Zacapa rum	Global	122	—
Seagram's VO whisky	United States	121	118
Gordon's gin	Great Britain	119	119
Old Parr whisky	Venezuela	113	111
Cacique rum	Spain	112	190
Bundaberg rum	Australia	88	90
Tanqueray gin	United States	76	74
Romana Sambuca liqueur	United States	54	53
White Horse whisky	Russia	53	53
Meta beer	Ethiopia	52	—
Other brands		291	237

		6,133	4,805

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

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

(b)    For the purposes of impairment testing, goodwill has been attributed to cash-generating units as follows:

	2012	2011 (restated)
	£ million	£ million
North America – United States	223	204
Europe – Western Europe	163	117
– Turkey	607	—
– Russia and Eastern Europe	41	43
Africa – East Africa	34	32
– Africa Regional Markets	97	3
Asia Pacific – Greater China	105	—
Other cash-generating units	42	19

	1,312	418

Comparatives have been restated following a revision of the group's reporting segments. For an explanation of the change in regional structure see note 2.

        Goodwill has arisen on acquisitions of businesses and distribution rights and includes synergies arising from cost savings and the opportunity to utilise the group's distribution network to leverage marketing of the acquired products and the extension of the group's portfolio of brands in other markets around the world.

        The fair values of the net assets (including brands) acquired in the Shuijingfang and Meta business combinations in Greater China and Africa Regional Markets, respectively, will be finalised in the year ending 30 June 2013 and as a result the goodwill and its allocation disclosed at 30 June 2012 is provisional.

(c)    Other intangibles comprise principally distribution rights. In the year ended 30 June 2008, Diageo acquired the global distribution rights in perpetuity for Ketel One vodka products, and the directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2012 was £1,146 million (2011 – £1,118 million). All other distribution rights are amortised on a straight-line basis over the length of the distribution arrangements, generally between 10 and 20 years, unless there is an indication that the asset may be impaired, in which case, if necessary, the asset is written down or the amortisation period is reassessed and changed. Amortisation of other intangible assets is recognised in other operating expenses in the income statement.

(d)    Computer software includes £51 million (2011 – £71 million) in respect of projects in the course of development. Amortisation of computer software is recognised in other operating expenses in the income statement.

        Net book value of computer software includes £9 million (2011 – £nil) in respect of assets held under finance leases; depreciation for the year on these assets was £nil (2011 – £ nil).

Impairment testing    To ensure that brands, goodwill and other intangibles with indefinite useful lives are not carried at above their recoverable amount, impairment reviews are performed comparing the net carrying value with the recoverable amount using value in use calculations. For goodwill the recoverable amount is calculated in respect of the cash-generating unit including the attributed

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

goodwill. These calculations are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. The value in use calculations are based on discounted forecast cash flows and terminal values calculated on the assumption that cash flows continue in perpetuity at the long term growth rate of each country or region.

        The methodology to determine the discount factors and establish the long term growth rates applied in the calculation of the terminal recoverable amount has been revised following a review of best practice. Values calculated under the former and the revised methodology are not materially different.

        Cash flows are forecast for each brand, other intangible and cash-generating unit for the financial year, which is approved by management and reflects expectations of sales growth, operating costs and margin, based on past experience and external sources of information.

        The discount rates used are the weighted average cost of capital which reflect the returns on government bonds issued by triple 'A' rated countries with a maturity of 10 years, and an equity risk premium adjusted for specific industry and country risks. Further risk premiums are applied according to management's assessment of the risks in respect of the individual cash flows. The group applies post-tax discount rates to post-tax cash flows as the valuation calculated using this method closely approximates to applying pre-tax discount rates to pre-tax cash flows. The long term growth rates applied at the end of the forecast period are the long-term annual inflation rate of the country obtained from external sources. For goodwill, these assumptions are based on the cash-generating unit or group of units to which the goodwill is attributed. For brands, they are based on a weighted average taking into account the country or countries where sales are made.

        For some intangible assets, management expects to achieve growth, driven by Diageo's sales, marketing and distribution expertise, which is significantly in excess of the long term growth rates for the applicable countries or regions. In these circumstances, the recoverable amount is calculated based on a five year detailed plan and extended by up to an additional five to ten years using the annual growth rate of the real gross domestic product (GDP) of the country or region aggregated with its inflation rate, adjusted to take into account circumstances specific to the group. In the calculation of the terminal recoverable amount, the long-term annual inflation rate of the country is used as the growth rate.

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

        The pre-tax discount rates and long term growth rates used for impairment testing are as follows:

	Pre-tax discount rate	Long term growth rate
	%	%
North America – United States	9	2
Europe – Western Europe	12	2
– Great Britain	8	2
– Spain	13	2
– Russia and Eastern Europe	12	5
– Turkey	17	5
Africa – East Africa	20	5
– Africa Regional Markets	21	5
– South Africa	13	5
Asia Pacific – South-East Asia	11	3
– Korea	10	3
– Australia	10	3
– Greater China	10	3

Any impairment writedowns identified are charged to other operating expenses in the income statement. Included in the total impairment charge of £72 million in the year ended 30 June 2012, an exceptional impairment charge of £59 million is in respect of the Cacique brand. The principal market for Cacique is Spain where the economy continued to suffer a significant downturn. The forecast and long term growth assumptions in the Spanish market for Cacique were reduced due to a fall in demand which has resulted in an impairment of the brand value. The exceptional impairment charge of £39 million in the year ended 30 June 2011 (2010 – £35 million) was in respect of Ursus.

Sensitivity to change in key assumptions    Impairment testing is dependent on management's estimates and judgements, in particular in relation to the forecasting of future cash flows, the discount rates applied to those cash flows and the expected long term growth rates.

        The Cacique brand would be impaired in case of an increase in discount rate of 1ppt, a decrease in long term growth rate of 1ppt and a decrease in annual cash flows of 5% by £10 million, £6 million and £6 million against its current carrying value, respectively. It remains possible that changes in assumptions could arise in excess of those indicated above.

        For all intangibles with an indefinite life, other than the Cacique brand, management has concluded that no reasonable possible change in the key assumptions on which it has determined the recoverable amounts would cause their carrying values to exceed their recoverable amounts.

Notes to the consolidated financial statements (continued)

12.   Property, plant and equipment

	Land and buildings	Plant and equipment	Fixtures and fittings	Returnable bottles and crates	Under construction	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2010	1,060	2,244	202	351	280	4,137
Exchange differences	3	4	(3)	—	(8)	(4)
Acquisition of businesses	10	26	1	5	22	64
Other additions	19	82	17	47	244	409
Disposals	(14)	(28)	(26)	(11)	(1)	(80)
Transfers	15	205	(7)	10	(223)	—

At 30 June 2011	1,093	2,533	184	402	314	4,526
Exchange differences	(21)	(86)	(4)	(25)	(4)	(140)
Acquisition of businesses	100	67	3	—	16	186
Other additions	21	100	10	30	454	615
Disposals	(45)	(134)	(17)	(20)	(3)	(219)
Transfers	75	305	(50)	21	(351)	—

At 30 June 2012	1,223	2,785	126	408	426	4,968

Depreciation
At 30 June 2010	314	1,078	127	214	—	1,733
Exchange differences	2	17	(2)	4	—	21
Depreciation charge for the year	37	166	22	31	—	256
Exceptional accelerated depreciation	4	23	—	—	—	27
Disposals	(11)	(27)	(22)	(3)	—	(63)
Transfers	13	(13)	—	—	—	—

At 30 June 2011	359	1,244	125	246	—	1,974
Exchange differences	(11)	(58)	(4)	(17)	—	(90)
Depreciation charge for the year	36	188	11	36	—	271
Exceptional accelerated depreciation	8	21	—	—	—	29
Disposals	(43)	(114)	(17)	(14)	—	(188)
Transfers	(3)	33	(31)	1	—	—

At 30 June 2012	346	1,314	84	252	—	1,996

Carrying amount
At 30 June 2012	877	1,471	42	156	426	2,972

At 30 June 2011	734	1,289	59	156	314	2,552

At 30 June 2010	746	1,166	75	137	280	2,404

(a)    The net book value of land and buildings comprises freeholds of £780 million (2011 – £664 million), long leaseholds of £47 million (2011 – £25 million) and short leaseholds of £50 million (2011 – £45 million). Depreciation was not charged on £118 million (2011 – £101 million) of land.

Notes to the consolidated financial statements (continued)

12.   Property, plant and equipment (continued)

(b)    Included in the net book value of property, plant and equipment are the following amounts held under finance leases:

	2012	2011
	£ million	£ million
Land and buildings	33	34
Plant and equipment	92	27
Fixtures and fittings	3	4
Assets under construction	95	16

	223	81

Depreciation for the year on these assets was £9 million (2011 – £6 million).

(c)    Transfers primarily represent assets brought into use during the year.

(d)    As at 30 June 2012 the group has received government grants from the United States Virgin Islands government of £116 million (2011 – £110 million) which have been netted against the capital expenditure incurred on the construction of a new rum distillery in the United States Virgin Islands.

13.   Biological assets

£ million
Fair value
At 30 June 2010	30
Exchange differences	(2)
Harvested grapes transferred to inventories	(27)
Transfer from assets held for sale	5
Changes in fair value	27

At 30 June 2011	33
Exchange differences	1
Harvested grapes transferred to inventories	(27)
Changes in fair value	27

At 30 June 2012	34

Biological assets comprise grape vines and grapes on the vine. At 30 June 2012, these assets comprise approximately 2,004 hectares (2011 – 1,878 hectares) of vineyards, ranging from newly established vineyards to vineyards that are 93 years old.

Notes to the consolidated financial statements (continued)

14.   Investments in associates

	Moët Hennessy	Other associates	Total
	£ million	£ million	£ million
Cost less provisions
At 30 June 2010	1,814	246	2,060
Exchange differences	150	7	157
Additions	—	58	58
Share of retained profits/(losses)	99	(10)	89
Share of movements in other comprehensive income	21	—	21

At 30 June 2011	2,084	301	2,385
Exchange differences	(199)	(11)	(210)
Additions	—	48	48
Share of retained profits	109	—	109
Share of movements in other comprehensive income	(9)	—	(9)
Step acquisition of Quanxing and Shuijingfang	—	(125)	(125)

At 30 June 2012	1,985	213	2,198

Investments in associates comprise the cost of shares, less goodwill written off on acquisitions prior to 1 July 1998 of £1,238 million (2011 – £1,410 million), plus the group's share of post acquisition reserves of £960 million (2011 – £975 million).

        The movements in the year ended 30 June 2011 in respect of Moët Hennessy have been reclassified to be consistent with the disclosure in the year ended 30 June 2012.

(a)    Moët Hennessy    Moët Hennessy prepares its financial statements under IFRS in euros to 31 December each year. A summary of Moët Hennessy's consolidated balance sheet as at 30 June 2012 and 30 June 2011, including acquisition fair value adjustments principally in respect of Moët Hennessy's brands and translated at £1 = €1.24 (2011 – £1 = €1.11), is set out below:

	2012		2011
	€ million	£ million	€ million	£ million
Non-current assets	4,247	3,425	4,109	3,702
Current assets	5,860	4,726	5,522	4,975

Total assets	10,107	8,151	9,631	8,677

Current liabilities	(1,586)	(1,279)	(1,490)	(1,343)
Non-current liabilities	(1,281)	(1,033)	(1,338)	(1,205)

Total liabilities	(2,867)	(2,312)	(2,828)	(2,548)

Net assets	7,240	5,839	6,803	6,129

Notes to the consolidated financial statements (continued)

14.   Investments in associates (continued)

(b)    Other associates    For all of the group's investments in associates other than Moët Hennessy, summarised financial information, aggregating 100% of the assets and liabilities of each associate, including acquisition fair value adjustments, is presented below:

	2012	2011
	£ million	£ million
Non-current assets	566	715
Current assets	411	546

Total assets	977	1,261

Current liabilities	(219)	(259)
Non-current liabilities	(282)	(296)

Total liabilities	(501)	(555)

Net assets	476	706

15.   Investments in joint ventures

        The group consolidates its share of the results and net assets of joint ventures that are attributable to the group's brands on a line-by-line basis or on a different proportional basis measured according to the terms of the arrangements. The group's principal joint ventures are as follows:

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

The group's joint ventures are involved in the production, marketing and distribution of premium drinks in Europe, South Africa, Central America and the Far East.

Notes to the consolidated financial statements (continued)

15.   Investments in joint ventures

        Included in the consolidated financial statements are the following amounts that represent the group's interest in the results and assets and liabilities of joint ventures:

	2012	2011	2010
	£ million	£ million	£ million
Sales	660	615	568
Operating costs	(597)	(624)	(495)

Profit/(loss) before tax	63	(9)	73

In the year ended 30 June 2011, operating costs included the impact of the settlement with the Thai customs authorities (see note 5(h)).

	2012	2011
	£ million	£ million
Non-current assets	110	147
Current assets	283	278

Total assets	393	425

Current liabilities	(207)	(218)
Non-current liabilities	(45)	(25)

Total liabilities	(252)	(243)

Net assets	141	182

16.   Other investments

	Loans	Other	Total
	£ million	£ million	£ million
Cost less provisions or fair value
At 30 June 2010	107	10	117
Exchange differences	3	—	3
Additions	22	—	22
Repayments	(23)	—	(23)
Fair value adjustments and provisions	(17)	—	(17)

At 30 June 2011	92	10	102
Exchange differences	(13)	—	(13)
Acquisition of businesses	8	—	8
Additions	27	—	27
Repayments	(27)	—	(27)

At 30 June 2012	87	10	97

Loans include £57 million (2011 – £63 million; 2010 – £56 million) of loans to associates in South Africa and £30 million (2011 – £29 million; 2010 – £51 million) of loans to customers and other third parties. Provision against loans was £28 million (2011 – £28 million; 2010 – £11 million).

Notes to the consolidated financial statements (continued)

17.   Inventories

	2012	2011
	£ million	£ million
Raw materials and consumables	334	258
Work in progress	66	25
Maturing inventories	2,953	2,681
Finished goods and goods for resale	602	509

	3,955	3,473

Maturing inventories include whisky, rum, wines and Chinese white spirit. The following amounts of inventories are expected to be utilised after more than one year:

	2012	2011
	£ million	£ million
Raw materials and consumables	49	35
Maturing inventories	2,479	2,246

	2,528	2,281

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2012	2011
	£ million	£ million
Balance at beginning of the year	57	97
Exchange differences	(1)	(2)
Income statement charge	4	10
Utilised	(8)	(48)

	52	57

18.   Trade and other receivables

	2012		2011
	Current assets	Non-current assets	Current assets	Non-current assets
	£ million	£ million	£ million	£ million
Trade receivables	1,749	—	1,501	—
Interest receivable	19	—	45	—
Other receivables	165	108	270	108
Prepayments	142	11	130	10
Accrued income	28	—	31	—

	2,103	119	1,977	118

As at 30 June 2012 non-current other receivables includes £84 million (2011 – £97 million) in respect of the assessment of excise duties made by the Korean customs authorities (see note 31(c)).

        At 30 June 2012, approximately 12% and 22% of the group's trade receivables of £1,749 million are due from counterparties based in the United Kingdom and in the United States, respectively.

Notes to the consolidated financial statements (continued)

18.   Trade and other receivables (continued)

  The aged analysis of trade receivables, net of provisions, is as follows:

	2012	2011
	£ million	£ million
Not overdue	1,681	1,446
Overdue 1 – 30 days	34	21
Overdue 31 – 60 days	8	7
Overdue 61 – 90 days	8	3
Overdue 91 – 180 days	11	9
Overdue more than 180 days	7	15

	1,749	1,501

Trade and other receivables are disclosed net of provisions for bad and doubtful debts, an analysis of which is as follows:

	2012	2011
	£ million	£ million
Balance at beginning of the year	61	61
Exchange differences	(4)	2
Income statement charge	12	10
Written off	(11)	(12)

	58	61

19.   Assets and disposal groups held for sale

	2012	2011
	£ million	£ million
Non-current assets	58	19
Current assets	19	19

Assets held for sale	77	38

Current liabilities	—	(10)

Liabilities held for sale	—	(10)

Assets and disposal groups held for sale at 30 June 2012 comprise a development property in China and land held in the United Kingdom.

20.   Cash and cash equivalents

	2012	2011
	£ million	£ million
Cash at bank	548	563
Cash equivalents	528	1,021

	1,076	1,584

Cash and cash equivalents comprise cash in hand, money market and term deposits which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less.

Notes to the consolidated financial statements (continued)

21.   Borrowings and bank overdrafts

	Repayment date	Currency	Year end interest rates	2012	2011
			%	£ million	£ million
Bank overdrafts	On demand	Various	Various	38	12
Commercial paper	—	US dollar	0.47-0.55	23	—
Bank and other loans	Various	Various	Various	165	103
Credit support obligations	2012	Various	Various	130	91
Guaranteed debentures 2011	2011	US dollar	9.0	—	186
Guaranteed bonds 2012	2012	US dollar	5.125	—	373
Guaranteed bonds 2012	2012	Euro	1.271	—	675
Guaranteed bonds 2013	2013	US dollar	5.2	478	—
Guaranteed bonds 2013	2013	US dollar	5.5	382	—
Fair value adjustment to borrowings	—	—	—	14	7

Borrowings due within one year and bank overdrafts				1,230	1,447

Guaranteed bonds 2013	2013	US dollar	5.2	—	466
Guaranteed bonds 2013	2013	US dollar	5.5	—	373
Guaranteed bonds 2013	2013	Euro	5.5	926	1,035
Guaranteed bonds 2014	2014	US dollar	7.375	514	502
Guaranteed bonds 2014	2014	Euro	6.625	805	899
Guaranteed bonds 2015	2015	US dollar	5.3	477	465
Guaranteed bonds 2015	2015	US dollar	3.25	318	310
Guaranteed bonds 2016	2016	US dollar	5.5	381	372
Guaranteed bonds 2017	2017	US dollar	5.75	794	775
Guaranteed bond 2017	2017	US dollar	1.5	633	—
Guaranteed bonds 2020	2020	US dollar	4.828	379	362
Guaranteed bond 2022	2022	US dollar	2.875	631	—
Guaranteed bonds 2035	2035	US dollar	7.45	255	248
Guaranteed bonds 2036	2036	US dollar	5.875	377	369
Guaranteed bond 2042	2042	US dollar	4.25	314	—
Guaranteed debentures 2022	2022	US dollar	8.0	189	185
Medium term notes	2018	US dollar	4.85	127	124
Bank and other loans	Various	Various	Various	44	49
Fair value adjustment to borrowings	—	—	—	235	214

Borrowings due after one year				7,399	6,748

Total borrowings before derivative financial instruments				8,629	8,195
Fair value of foreign currency forwards and swaps	—	—	—	(210)	(182)
Fair value of interest rate hedging instruments	—	—	—	(3)	(58)

Total borrowings after derivative financial instruments				8,416	7,955

Notes to the consolidated financial statements (continued)

21.   Borrowings and bank overdrafts (continued)

Bank overdrafts form an integral part of the group's cash management and are included as a component of net cash and cash equivalents in the consolidated statement of cash flows. All bonds, medium term notes, debentures and commercial paper are fully and unconditionally guaranteed by Diageo plc.

        Included in borrowings due within one year are credit support obligations. When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a pre-determined threshold. At 30 June 2012, the collateral held under these agreements amounted to $135 million (£86 million) and €54 million (£44 million) (2011 – $84 million (£52 million) and €44 million (£39 million)).

        The interest rates shown in the table above are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 23). The average monthly net borrowings for the year were £8,293 million (2011 – £7,227 million). Based on average monthly net borrowings and net interest charge, taking into account interest rate hedges, the effective interest rate for the year was 4.7% (2011 – 4.9%). For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps. The loans above are stated net of unamortised finance costs of £92 million (2011 – £78 million; 2010 – £84 million).

        The weighted average interest rate, before interest rate hedges, for short term borrowings at 30 June 2012 was 6.1% (2011 – 4.3%; 2010 – 5.6%). The weighted average interest rate, before interest rate hedges, for bonds, medium term notes and bank loans included within borrowings due after one year at 30 June 2012 was 5.1% (2011 – 5.8%; 2010 – 5.5%).

        Certain borrowings are reported in the table above at amortised cost with a fair value adjustment shown separately.

(a)   Analysis of net borrowings

	2012	2011
	£ million	£ million
Borrowings due within one year and bank overdrafts	(1,230)	(1,447)
Borrowings due after one year	(7,399)	(6,748)
Fair value of foreign currency forwards and swaps(i)	210	182
Fair value of interest rate hedging instruments	3	58
Finance lease liabilities	(230)	(79)

Gross borrowings	(8,646)	(8,034)
Offset by:
Cash and cash equivalents	1,076	1,584

Net borrowings	(7,570)	(6,450)

(i)
Includes derivative financial instruments designated in net investment hedges or designated to hedge the foreign currency risk associated with certain foreign currency denominated borrowings.

Notes to the consolidated financial statements (continued)

21.   Borrowings and bank overdrafts (continued)

        Foreign currency forwards and swaps, interest rate hedging instruments and finance lease liabilities are included as appropriate in other financial assets and other financial liabilities.

(b)   Reconciliation of movement in net borrowings

	2012	2011
	£ million	£ million
Net borrowings at beginning of the year	(6,450)	(6,954)
Net (decrease)/increase in cash and cash equivalents before exchange	(507)	242
Net (increase)/decrease in loans	(512)	414

Change in net borrowings from cash flows	(1,019)	656
Exchange differences on net borrowings	152	(17)
Borrowings acquired through purchase of businesses	(5)	(22)
Other non-cash items	(248)	(113)

Net borrowings at end of the year	(7,570)	(6,450)

Notes to the consolidated financial statements (continued)

22.   Other financial assets and liabilities

	Non-current assets	Current assets	Current liabilities	Non-current liabilities	Total
	£ million	£ million	£ million	£ million	£ million
2012
Derivative assets/(liabilities)
Designated in a cash flow hedge	235	28	(32)	(8)	223
Designated in a fair value hedge	—	3	—	—	3
Designated in a net investment hedge	—	1	(23)	—	(22)
Not designated in a hedge relationship	270	10	(18)	(148)	114

	505	42	(73)	(156)	318

Non-derivative liabilities
Deferred consideration payable	—	—	(17)	(103)	(120)
Finance lease liabilities	—	—	(23)	(207)	(230)

	—	—	(40)	(310)	(350)

Total other financial assets/(liabilities)	505	42	(113)	(466)	(32)

2011
Derivative assets/(liabilities)
Designated in a cash flow hedge	177	44	(31)	(11)	179
Designated in a fair value hedge	66	2	—	(10)	58
Designated in a net investment hedge	—	13	(17)	—	(4)
Not designated in a hedge relationship	62	30	(31)	(33)	28

	305	89	(79)	(54)	261

Non-derivative liabilities
Deferred consideration payable	—	—	(4)	(21)	(25)
Finance lease liabilities	—	—	(7)	(72)	(79)

	—	—	(11)	(93)	(104)

Total other financial assets/(liabilities)	305	89	(90)	(147)	157

Finance lease liabilities are payable as follows:

				2011
	2012
						Present value of minimum lease payments
	Future minimum lease payments	Future finance charges	Present value of minimum lease payments	Future minimum lease payments	Future finance charges
	£ million	£ million	£ million	£ million	£ million	£ million
Less than one year	(39)	16	(23)	(12)	5	(7)
Between one and five years	(129)	45	(84)	(38)	16	(22)
More than five years	(165)	42	(123)	(76)	26	(50)

	(333)	103	(230)	(126)	47	(79)

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management

Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates, interest rates and commodity price movements that arise in the normal course of the group's business.

        The group's funding, liquidity and exposure to foreign currency and interest rate risks are managed by the group's treasury department. The treasury department uses a range of financial instruments to manage these underlying risks.

        Treasury operations are conducted within a framework of board-approved policies and guidelines, which are recommended and subsequently monitored by the finance committee. This committee is described in the Corporate governance report. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk. The benchmarks, hedge cover levels and overall appropriateness of Diageo's risk management policies are reviewed by the board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board-approved strategies. Transactions arising on the application of this flexibility may give rise to exposures different from the defined benchmark levels that are separately monitored on a daily basis using value at risk analysis. These transactions are carried at fair value and gains or losses are taken to the income statement as they arise. In the year ended 30 June 2012 gains and losses on these transactions were not material.

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

(a)    Currency risk    The group presents its consolidated financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency risk due to exchange rate movements, which will affect the group's transactions and the translation of the results and underlying net assets of its foreign operations. To manage the foreign currency risk the group uses certain financial instruments. Where hedge accounting is applied, hedges are documented and tested for hedge effectiveness on an ongoing basis. Diageo expects hedges entered into to continue to be effective and therefore does not expect the impact of ineffectiveness on the consolidated income statement to be material.

Hedge of net investment in foreign operations    The group hedges a substantial portion of its exposure to fluctuations in the sterling value of its foreign operations by designating net borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. The board reviewed and approved a revised policy, applicable from 20 June 2012, to manage hedging of foreign exchange risk arising from net investment in foreign operations. The group's revised policy is to maintain total net investment Value at Risk below £1 billion with additional limits for individual currencies, where Value at Risk is defined as the maximum amount of loss not exceeded over a one year period with a 95% probability confidence level. The group's previous policy was to seek to hedge currency exposure on its net investment in foreign operations by using gross debt in foreign currencies and foreign currency spots, forwards, swaps and other financial derivatives within the following percentage bands: 80% to 100% for US dollars and euros and, at management's discretion, 0% to 100% for other currencies.

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

        Exchange differences arising on the retranslation of foreign currency borrowings (including foreign currency forwards, swaps and other financial derivatives), to the extent that they are in an effective hedge relationship, are recognised in other comprehensive income to offset exchange differences on net investments in foreign operations. Exchange differences on foreign currency borrowings not in a hedge relationship and any ineffectiveness are taken to the income statement.

Transaction exposure hedging    The group's policy is to hedge up to 24 months forecasted transactional foreign currency risk in the three major currency pairs (US dollar/sterling, euro/sterling and euro/US dollar) targeting 75% coverage of the current financial year when the annual plan is approved, and up to 18 months for other currency pairs. The effective portion of the gain or loss on the hedge is recognised in other comprehensive income and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement.

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

(b)    Interest rate risk    The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the board, primarily through issuing fixed and floating rate borrowing and commercial paper, and by utilising interest rate derivatives. These practices aim to minimise the group's net finance charges with acceptable year on year volatility. To facilitate operational efficiency and effective hedge accounting, the group's policy is to maintain fixed rate borrowings within a band of 40% to 60% of forecast net borrowings. Due to the exceptionally low interest rate environment experienced during 2012, the board has approved an exception to this policy, permitting fixed rate debt to reach up to 100% of forecast net debt. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of Diageo's existing interest rate derivatives are legacy fair value hedges that have locked in positive market values. These instruments are no longer involved in hedge relationships and the fair value change is recognised in the income statement which is partially offset by the net interest earned on these derivatives.

(c)    Commodity price risk    The group is exposed to commodity price risk. Commodity price risk is managed in line with principles approved by the board either through long term purchase contracts with suppliers or, where appropriate, derivative contracts. Where derivative contracts are used the group manages exposures principally through exchange-traded futures, forwards, swaps and options.

(d)    Market risk sensitivity analysis    The group is using a sensitivity analysis technique that measures the estimated impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% (50 basis points) in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2012 and 30 June 2011, for each class of financial instruments with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on the net post employment benefit liability and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

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

        Reasonably possible hypothetical changes in other risk variables would not significantly affect the fair value of financial instruments at 30 June 2012 and 30 June 2011.

Analysis of sensitivities

	0.5% decrease in interest rates	0.5% increase in interest rates	10% weakening of sterling	10% strengthening of sterling
	£ million	£ million	£ million	£ million
2012
Impact on income statement – gain/(loss)	5	(5)	(26)	21
Impact on the consolidated statement of comprehensive income – gain/(loss)(i)(ii)	19	(18)	(786)	643
2011
Impact on income statement – gain/(loss)	13	(13)	(29)	24
Impact on the consolidated statement of comprehensive income – gain/(loss)(i)(ii)	22	(22)	(731)	598

(i)
The group's foreign currency debt is used to hedge the net investments in foreign operations and as such the translation of foreign net investments mainly offsets the foreign currency gains or losses on financial instruments recognised in other comprehensive income.

(ii)
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

Financial credit risk

Diageo aims to minimise its financial credit risk through the application of risk management policies approved and monitored by the board. Counterparties are limited to major banks and financial institutions, primarily with a long term credit rating within the A band or better, and the policy restricts the exposure to any one counterparty by setting credit limits taking into account the credit quality of the counterparty. The group's policy is designed to ensure that individual counterparty limits are adhered to and that there are no significant concentrations of credit risk. The board also defines the types of financial instruments which may be transacted. The credit risk arising through the use of financial instruments for currency and interest rate risk management is estimated with reference to the fair value of contracts with a positive value, rather than the notional amount of the instruments themselves.

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

Business related credit risk

Loan, trade and other receivables exposures are managed locally in the operating units where they arise and credit limits are set as deemed appropriate for the customer. There is no concentration of credit risk with respect to loans, trade and other receivables as the group has a large number of customers which are internationally dispersed.

        The carrying amount of financial assets represents the group's exposure to credit risk at the reporting date as disclosed in note 23(i), excluding the impact of any collateral held or other credit enhancements.

(f)    Liquidity risk    Liquidity risk is the risk that Diageo may encounter in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The group's policy with regard to the expected maturity profile of borrowings is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facilities with relationship banks to support commercial paper obligations.

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

        The following table provides an analysis of the anticipated contractual cash flows including interest payable for the group's non-derivative financial liabilities on an undiscounted basis. Where interest payments are on a floating rate basis, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve prevailing at 30 June 2012 and 30 June 2011.

	Borrowings(i)	Interest on borrowings(i)(iii)	Finance lease capital repayments(i)	Finance lease interest(i)	Other(ii)	Total
	£ million	£ million	£ million	£ million	£ million	£ million
2012
After five years	(3,155)	(1,399)	(123)	(42)	(9)	(4,728)
From four to five years	(1,027)	(184)	(11)	(8)	(13)	(1,243)
From three to four years	(484)	(208)	(27)	(11)	(133)	(863)
From two to three years	(1,142)	(287)	(22)	(12)	(21)	(1,484)
From one to two years	(1,448)	(376)	(24)	(14)	(25)	(1,887)

Due after one year	(7,256)	(2,454)	(207)	(87)	(201)	(10,205)
Due within one year	(1,216)	(442)	(23)	(16)	(2,128)	(3,825)

Total gross contractual cash flows	(8,472)	(2,896)	(230)	(103)	(2,329)	(14,030)

Net carrying amount(iii)	(8,629)	(168)	(230)	—	(2,290)	(11,317)

2011
After five years	(2,512)	(1,081)	(50)	(26)	(9)	(3,678)
From four to five years	(475)	(161)	(4)	(3)	—	(643)
From three to four years	(1,221)	(244)	(4)	(4)	(1)	(1,474)
From two to three years	(1,543)	(338)	(7)	(4)	(4)	(1,896)
From one to two years	(861)	(385)	(7)	(5)	(37)	(1,295)

Due after one year	(6,612)	(2,209)	(72)	(42)	(51)	(8,986)
Due within one year	(1,440)	(438)	(7)	(5)	(2,069)	(3,959)

Total gross contractual cash flows	(8,052)	(2,647)	(79)	(47)	(2,120)	(12,945)

Net carrying amount(iii)	(8,195)	(186)	(79)	—	(2,118)	(10,578)

(i)
For the purpose of these tables above, borrowings are defined as total borrowings before derivative financial instruments as presented in note 21.

(ii)
This category primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.

(iii)
Carrying amount of interest on borrowings is included within accruals in note 24.

        The following table provides an analysis of the anticipated contractual cash flows in respect of the group's derivative instruments, using undiscounted cash flows. Where interest payments are on a floating rate basis, rates of each cash flow until maturity of the instrument are calculated based on the

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

forward yield curve prevailing at 30 June 2012 and 30 June 2011. Cash flows are presented on a net or gross basis in accordance with the settlement arrangements of the instruments.

	2012		2011
Derivative liabilities	Inflow	Outflow	Inflow	Outflow
	£ million	£ million	£ million	£ million
After five years	139	(136)	9	—
From four to five years	4	(4)	—	(5)
From three to four years	5	(4)	—	(7)
From two to three years	6	(4)	—	(14)
From one to two years	4	(14)	—	(17)

Due after one year	158	(162)	9	(43)
Due within one year	4	(71)	—	(84)

Total gross contractual cash flows	162	(233)	9	(127)

	2012		2011
Derivative assets	Inflow	Outflow	Inflow	Outflow
	£ million	£ million	£ million	£ million
After five years	700	(520)	1,204	(1,033)
From four to five years	432	(348)	42	(37)
From three to four years	52	(30)	60	(34)
From two to three years	56	(31)	72	(34)
From one to two years	61	(31)	115	(34)

Due after one year	1,301	(960)	1,493	(1,172)
Due within one year	98	(31)	213	(34)

Total gross contractual cash flows	1,399	(991)	1,706	(1,206)

The group had available undrawn committed bank facilities as follows:

2012
£ million
Expiring within one year	745
Expiring between one and two years	—
Expiring after two years	1,484

2,229

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

        Any non-compliance with covenants underlying Diageo's financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain borrowings and the inability to access committed facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants throughout each of the years presented.

(g)    Hedging instruments    The group designates derivatives which qualify for hedge accounting as either: (i) a hedge of the fair value of a recognised asset or liability (fair value hedge); (ii) a hedge of a forecast transaction or the cash flow risk from a change in foreign exchange or interest rates (cash flow hedge); or (iii) a hedge of a net investment in foreign operations. The accounting treatment for hedges is disclosed in 'Accounting policies of the group'.

        The group tests effectiveness on a prospective and retrospective basis. Methods for testing effectiveness include dollar offset, critical terms, regression analysis and hypothetical derivative method.

        Gain on fair value hedging instruments for the year was £84 million (2011 – £8 million loss; 2010 – £163 million gain) and the loss on the hedged items attributable to the hedged risks was £86 million (2011 – £19 million gain; 2010 – £163 million loss).

        In respect of cash flow hedging instruments, gains of £29 million (2011 – £25 million gain; 2010 – £27 million loss) have been recognised in other comprehensive income due to changes in fair value. A gain of £4 million and a loss of £19 million have been transferred out of other comprehensive income to other operating expenses and to other finance charges, respectively, in the year (2011 – £2 million loss and a loss of £54 million; 2010 – £47 million loss and a gain of £73 million, respectively).

        For cash flow hedges of forecast transactions at 30 June 2012, based on year end interest and foreign exchange rates, there is expected to be a charge to the income statement of £6 million in 2013 and £4 million in 2014. With respect to hedges of the cash flow risk from a change in forward foreign exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing foreign exchange rates and recognition of interest on the related bonds will affect the income statement in each year until the related bonds mature in 2016 and 2036. Foreign exchange retranslation and the interest on the hedged bonds in the income statement are expected to offset those on the cross currency swaps in each of the years.

(h)    Fair value measurements    Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations. The levels can be broadly described as follows:

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

Derivatives and other financial liabilities at fair value

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument's term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

        The Nolet Group's option to sell the remaining 50% equity stake in Ketel One Worldwide BV to Diageo is classified as a derivative financial liability with changes in fair value included in operating profit. Industrias Licoreras de Guatemala's option to sell the remaining 50% equity stake in Rum Creations Products Inc, the owner of the Zacapa rum brand, to Diageo is classified as a financial liability with changes in fair value included in retained earnings (see note 30). As the valuation of these options uses assumptions not observable in the market, they are categorised as level 3 in the hierarchy.

        The group's financial assets and liabilities, excluding finance lease liabilities, measured at fair value are categorised as follows:

	2012				2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Derivative assets	—	547	—	547	—	394	—	394

Total assets	—	547	—	547	—	394	—	394

Liabilities
Derivative liabilities	—	(221)	(8)	(229)	—	(118)	(15)	(133)
Other financial liabilities	—	—	(120)	(120)	—	—	(25)	(25)

Total liabilities	—	(221)	(128)	(349)	—	(118)	(40)	(158)

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Derivative liabilities	Other financial liabilities	Total level 3 instruments
	£ million	£ million	£ million
At 30 June 2010	(23)	(28)	(51)
Net gains included in the consolidated statement of comprehensive income(i)	8	3	11

At 30 June 2011	(15)	(25)	(40)
Financial liabilities arising on acquisitions	—	(97)	(97)
Net gains included in the consolidated statement of comprehensive income(i)	7	6	13
Net losses included in retained earnings	—	(6)	(6)
Settlement of liabilities	—	2	2

At 30 June 2012	(8)	(120)	(128)

(i)
Including gains/(losses) included in the income statement.

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

(i)    Total financial assets and liabilities    The table below sets out the group's accounting classification of each class of financial assets and liabilities, and their fair values.

	2012		2011
	Total carrying value	Fair value	Total carrying value	Fair value
	£ million	£ million	£ million	£ million
Financial assets
Cash and cash equivalents	1,076	1,076	1,584	1,584

Available-for-sale investments	4	4	4	4
Trade receivables	1,749	1,749	1,501	1,501
Interest receivable	19	19	45	45
Accrued income	28	28	32	32
Other receivables(ii)	87	87	196	196
Other investments	93	93	98	98

Loans and receivables	1,976	1,976	1,872	1,872

Derivatives in a hedge relationship	267	267	302	302
Other instruments at fair value	280	280	92	92

Financial assets at fair value through profit or loss	547	547	394	394

Total financial assets	3,603	3,603	3,854	3,854

Financial liabilities
Finance leases	230	230	79	79

Borrowings not in a hedge relationship(i)	8,308	9,131	4,812	5,164
Borrowings in a hedge relationship(i)	321	327	3,383	3,631
Trade payables	1,078	1,078	986	986
Interest payable	177	177	191	191
Other payables(ii)	217	217	260	260
Accruals	875	875	847	847

Financial liabilities at amortised cost	10,976	11,805	10,479	11,079

Derivatives in a hedge relationship	63	63	69	69
Other instruments at fair value	286	286	89	89

Financial liabilities at fair value through profit or loss	349	349	158	158

Total financial liabilities	11,555	12,384	10,716	11,316

(i)
For the purpose of this table, borrowings are defined as total borrowings before derivative financial instruments as presented in note 21.

(ii)
Only receivables and payables that meet the definition of financial instruments under IAS 32 are included in this line.

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

        The fair values of borrowings are based on market data. The fair values of derivatives and financial instruments are estimated by discounting the future contractual cash flows using the appropriate yield curves prevailing at 30 June each year. At 30 June 2012 and 30 June 2011, the carrying values of cash and cash equivalents, bank overdrafts, other financial assets and liabilities were considered to approximate fair values.

(j)    Analysis of cash and cash equivalents by currency

	2012		2011
	£ million	%	£ million	%
US dollar	551	52	1,058	67
Euro	46	4	56	4
Sterling	23	2	123	8
Korean won	111	10	67	4
Chinese yuan	88	8	21	1
Other	257	24	259	16

Cash and cash equivalents	1,076	100	1,584	100

(k)    Analysis of gross borrowings by currency

	2012		2011
	£ million	%	£ million	%
US dollar	(3,524)	41	(3,689)	46
Euro	(1,951)	23	(1,990)	25
Sterling	(2,893)	33	(1,776)	22
Other	(278)	3	(579)	7

Gross borrowings	(8,646)	100	(8,034)	100

The analysis of group's gross borrowings above includes the impact of foreign currency forwards and swaps.

(l)    Analysis of net borrowings by interest rate profile

	2012		2011
	£ million	%	£ million	%
Fixed rate	(7,528)	99	(3,638)	57
Floating rate	127	(2)	(2,722)	42
Interest free	—	—	5	—
Impact of financial derivatives and fair value adjustments	(169)	3	(95)	1

Net borrowings	(7,570)	100	(6,450)	100

The analysis above includes the impact of interest rate hedging instruments.

Notes to the consolidated financial statements (continued)

23.   Financial instruments and risk management (continued)

(m)    Capital management    Diageo considers the following components of its balance sheet to be capital: borrowings, banks overdrafts and equity.

        The group's management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to improve the return on investment and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels. This is achieved by targeting a range of ratios which are currently broadly consistent with an A band credit rating. Diageo would consider modifying these ratios in the medium term in order to effect strategic initiatives within its stated goals, which could have an impact on its rating.

        The group regularly assesses its debt and equity capital levels against its stated policy for capital structure.

        Where appropriate, comparative figures were reclassified to ensure a consistent presentation with current year information.

24.   Trade and other payables

	2012		2011
	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities
	£ million	£ million	£ million	£ million
Trade payables	1,078	—	986	—
Interest payable	177	—	191	—
Tax and social security excluding income tax	496	—	408	—
Other payables	354	72	387	29
Accruals	875	—	847	—
Deferred income	17	13	19	12

	2,997	85	2,838	41

Interest payable at 30 June 2012 included interest on non-derivative financial instruments of £168 million (2011 – £186 million).

25.   Provisions

	Thalidomide	Restructuring	Other	Total
	£ million	£ million	£ million	£ million
At 30 June 2011	168	109	138	415
Exchange differences	—	(2)	—	(2)
Acquisition of businesses	—	—	17	17
Provisions charged during the year	16	13	21	50
Provisions used during the year	(16)	(40)	(34)	(90)
Unwinding of discounts	10	—	1	11

At 30 June 2012	178	80	143	401

Included in current liabilities	27	43	57	127
Included in non-current liabilities	151	37	86	274

	178	80	143	401

Provisions by their nature are subject to uncertainties with respect to the timing and outcomes of future events.

Notes to the consolidated financial statements (continued)

25.   Provisions (continued)

(a)   A provision was established in the year ended 30 June 2005 in respect of the discounted value of the group's commitment to the UK Thalidomide Trust, and will be utilised over the period of the commitment up to 2037. Additional provisions were made in the years ended 30 June 2012 and 30 June 2010 in respect of anticipated future payments to additional thalidomide claimants and these will be utilised up to 2030.

(b)   The group is engaged in a number of restructuring programmes, which involve the rationalisation of certain operations around the world. Employee charges, incremental costs in respect of service contract and information systems infrastructure charges in connection with the programmes are recognised in the restructuring provision, which is expected to be substantially utilised by 30 June 2014 (see note 5(a)-(e)).

(c)   The largest item in other provisions is £46 million (2011 – £42 million) in respect of employee deferred compensation plans which will be utilised when employees leave the company.

26.   Deferred tax assets and liabilities

        The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax assets/(liabilities):

	Property, plant and equipment	Intangible assets	Post employment plans	Tax losses	Other temporary differences	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2010	(189)	(603)	305	12	260	(215)
Exchange differences	10	45	(2)	—	(13)	40
Recognised in income – continuing operations	32	(58)	(28)	170	(14)	102
Recognised in other comprehensive income	—	5	(113)	(69)	(1)	(178)
Acquisition of businesses	(9)	(2)	—	—	1	(10)

At 30 June 2011	(156)	(613)	162	113	233	(261)
Exchange differences	3	(16)	(4)	(3)	(2)	(22)
Recognised in income – continuing operations	1	(542)	(45)	17	(106)	(675)
Recognised in income – discontinued operations	—	—	—	—	5	5
Recognised in other comprehensive income	—	—	74	34	33	141
Acquisition of businesses	(14)	(278)	—	—	9	(283)

At 30 June 2012	(166)	(1,449)	187	161	172	(1,095)

Deferred tax on other temporary differences includes items such as the thalidomide provision, restructuring provisions, share-based payments and intra group sales of products.

Notes to the consolidated financial statements (continued)

26.   Deferred tax assets and liabilities (continued)

        After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2012	2011
	£ million	£ million
Deferred tax assets	329	516
Deferred tax liabilities	(1,424)	(777)

	(1,095)	(261)

The net deferred tax liability of £1,449 million (2011 – £613 million) in respect of intangible assets comprises deferred tax assets of £39 million (2011 – £590 million) less deferred tax liabilities of £1,488 million (2011 – £1,203 million). The group benefits from the availability of tax amortisation on some of its principal brands and other intangible assets. During the year ended 30 June 2012 negotiations with tax authorities were concluded, the outcome of which was a favourable change in taxation basis of certain overseas profits that replaced the benefit of some future amortisation. This resulted in a write off of the related deferred tax assets of £524 million. This has been accounted for as an exceptional item. Deferred tax assets of £153 million (2011 – £107 million) have been recognised in jurisdictions with prior year taxable losses. It is considered more likely than not that there will be sufficient future taxable profits to support recognition of these deferred tax assets.

Unrecognised deferred tax assets    Deferred tax assets have been recognised to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Where this is not the case, deferred tax assets have not been recognised, as set out below:

	2012		2011
	Tax losses	Other	Tax losses	Other
	£ million	£ million	£ million	£ million
Gross deferred tax assets	319	39	317	623
Amounts not recognised	(158)	—	(204)	(33)

	161	39	113	590

Of the amounts recognised in respect of tax losses, £19 million has expiration dates through to 2022 (2011 – £16 million through to 2021) and £142 million can be carried forward indefinitely (2011 – £97 million). Of the amounts unrecognised in respect of tax losses, £7 million has expiration dates through to 2022 (2011 – £7 million through to 2021) and £151 million (2011 – £197 million) can be carried forward indefinitely.

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

        The aggregate amount of temporary difference associated with investments in subsidiaries, branches interests in joint ventures and associates for which deferred tax liabilities have not been recognised is £16.6 billion (2011 – £15.2 billion). This has been calculated based upon the temporary differences arising between the carrying value in the consolidated financial statements and the tax basis of each investment.

Notes to the consolidated financial statements (continued)

27.   Other comprehensive income

	Hedging reserve	Exchange reserve	Retained earnings/ (deficit)	Total attributable to parent company shareholders	Non-controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million
2012
Exchange differences on translation of foreign operations excluding borrowings
– group	—	(74)	—	(74)	—	(74)
– associates and non-controlling interests*	—	(240)	—	(240)	18	(222)
Exchange differences on borrowings and derivative net investment hedges	—	210	—	210	—	210
Effective portion of changes in fair value of cash flow hedges
– taken to other comprehensive income	29	—	—	29	—	29
– transferred to income statement	(15)	—	—	(15)	—	(15)
Hyperinflation adjustment	—	—	3	3	—	3
Net actuarial loss on post employment plans	—	—	(495)	(495)	—	(495)

Other comprehensive income/(loss) before taxation	14	(104)	(492)	(582)	18	(564)

Tax on exchange differences	—	7	—	7	—	7
Tax on effective portion of changes in fair value of cash flow hedges	(4)	—	—	(4)	—	(4)
Tax on net actuarial loss on post employment plans	—	—	100	100	—	100

Tax on other comprehensive income/(loss)	(4)	7	100	103	—	103

Other comprehensive income/(loss) for the year	10	(97)	(392)	(479)	18	(461)

2011
Exchange differences on translation of foreign operations excluding borrowings
– group	—	(133)	—	(133)	—	(133)
– associates and non-controlling interests	—	157	—	157	(64)	93
Exchange differences on borrowings and derivative net investment hedges	—	(51)	—	(51)	—	(51)
Effective portion of changes in fair value of cash flow hedges
– taken to other comprehensive income	25	—	—	25	—	25
– transferred to income statement	56	—	—	56	—	56
Hyperinflation adjustment	—	—	6	6	—	6
Net actuarial gain on post employment plans	—	—	272	272	—	272

Notes to the consolidated financial statements (continued)

27.   Other comprehensive income (continued)

	Hedging reserve	Exchange reserve	Retained earnings/ (deficit)	Total attributable to parent company shareholders	Non-controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Other comprehensive income/(loss) before taxation	81	(27)	278	332	(64)	268

Tax on exchange differences	—	8	—	8	—	8
Tax on effective portion of changes in fair value of cash flow hedges	(7)	—	—	(7)	—	(7)
Tax on net actuarial gain on post employment plans	—	—	(66)	(66)	—	(66)

Tax on other comprehensive income/(loss)	(7)	8	(66)	(65)	—	(65)

Other comprehensive income/(loss) for the year	74	(19)	212	267	(64)	203

2010
Exchange differences on translation of foreign operations excluding borrowings
– group	—	494	—	494	—	494
– associates and non-controlling interests	—	(30)	—	(30)	67	37
Exchange differences on borrowings and derivative net investment hedges	—	(429)	—	(429)	—	(429)
Effective portion of changes in fair value of cash flow hedges
– taken to other comprehensive income	(27)	—	—	(27)	—	(27)
– transferred to income statement	(26)	—	—	(26)	—	(26)
Hyperinflation adjustment	—	—	25	25	—	25
Net actuarial gain on post employment plans	—	—	8	8	—	8

Other comprehensive (loss)/income before taxation	(53)	35	33	15	67	82

Tax on exchange differences	—	(17)	—	(17)	—	(17)
Tax on effective portion of changes in fair value of cash flow hedges	1	—	—	1	—	1

Tax on other comprehensive (loss)/income	1	(17)	—	(16)	—	(16)

Other comprehensive (loss)/income for the year	(52)	18	33	(1)	67	66

*
Includes £30 million exchange gain recycled to the consolidated income statement on the acquisition of a majority equity stake in Quanxing and obtaining control of Shuijingfang in the year ended 30 June 2012.

Notes to the consolidated financial statements (continued)

28.   Share capital and reserves

(a)   Allotted and fully paid share capital – ordinary shares of 28 101/108 pence each

	Number of shares	Nominal value
	million	£ million
At 30 June 2012, 30 June 2011 and 30 June 2010	2,754	797

(b)   Share premium    During the year, 0.1 million ordinary shares with an aggregate nominal value of less than £0.1 million were allotted under employee share option schemes for a total consideration of £1 million (2011 – 0.1 million shares, nominal value less than £0.1 million, consideration £0.4 million; 2010 – 0.1 million shares, nominal value less than £0.1 million, consideration £0.4 million).

(c)   Hedging and exchange reserve    At 30 June 2012 the hedging reserve and exchange reserve comprised a credit of £74 million and a deficit of £7 million, respectively (2011 – £64 million credit and £90 million credit, respectively; 2010 – a deficit of £10 million and a credit of £109 million, respectively).

(d)   Own shares    Own shares comprise shares in the company held by employee share trusts, shares repurchased as part of the company's share buyback programmes and held as treasury shares, shares held as treasury shares and call options held for hedging share scheme grants provided to employees. Movements in own shares are as follows:

Notes to the consolidated financial statements (continued)

28.   Share capital and reserves (continued)

	Own shares and options held by employee share trusts		Treasury shares repurchased under buyback programmes		Treasury shares for hedging share scheme grants to employees		Total own shares
	Number of shares	Purchase consideration	Number of shares	Purchase consideration	Number of shares	Purchase/(sale) consideration	Number of shares	Purchase consideration
	million	£ million	million	£ million	million	£ million	million	£ million
At 30 June 2009	23	188	223	1,841	32	313	278	2,342
Share trust arrangements	(8)	(58)	—	—	—	—	(8)	(58)
Share call options purchased	—	23	—	—	—	—	—	23
Shares sold to fund call options	—	—	—	—	(3)	(24)	(3)	(24)
Shares used to satisfy options	—	—	—	—	(3)	(30)	(3)	(30)

At 30 June 2010	15	153	223	1,841	26	259	264	2,253
Share trust arrangements	(4)	(24)	—	—	—	—	(4)	(24)
Shares purchased	—	—	—	—	6	67	6	67
Shares used to satisfy options	—	—	—	—	(4)	(39)	(4)	(39)

At 30 June 2011	11	129	223	1,841	28	287	262	2,257
Share trust arrangements	(4)	(26)	—	—	—	—	(4)	(26)
Shares transferred	2	23	—	—	(2)	(23)	—	—
Shares purchased	—	—	—	—	9	114	9	114
Shares sold to employees	—	—	—	—	—	(2)	—	(2)
Shares used to satisfy options	—	—	—	—	(8)	(86)	(8)	(86)

At 30 June 2012	9	126	223	1,841	27	290	259	2,257

At 30 June 2012, employee share trusts funded by the group held 9 million ordinary shares in the company with a market value of £153 million (2011 – 11 million shares, market value £144 million; 2010 – 15 million shares, market value £159 million). Dividends are waived on all shares in the company owned by the employee share trusts.

        During the year ended 30 June 2012, 2 million ordinary shares, with a nominal value of £0.6 million (2011 and 2010 – nil) were transferred from treasury shares to share trusts to ensure that sufficient level of shares are held within the share trusts to satisfy grants and awards made under the group's employee share schemes.

        During the year ended 30 June 2012, the company purchased 9 million ordinary shares (2011 – 6 million), with an aggregate nominal value of £3 million (2011 – £2 million), representing approximately 0.4% (2011 – 0.3%) of the issued ordinary share capital (excluding treasury shares), to be held as treasury shares. These shares have not been cancelled but are deducted from shareholders' equity. Dividends are waived on these shares.

Notes to the consolidated financial statements (continued)

28.   Share capital and reserves (continued)

        During the year ended 30 June 2012 the company sold 0.1 million ordinary shares held as treasury shares with an aggregate nominal value of less than £0.1 million, to employees under the International sharematch plan (2011 and 2010 – nil).

        The company utilised 8 million ordinary shares held as treasury shares, with an aggregate nominal value of £2 million, to satisfy options exercised by employees during the year (2011 – 4 million shares, nominal value of £1 million; 2010 – 3 million shares, nominal value of £1 million).

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

(e)   Dividends

	2012	2011	2010
	£ million	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2011
24.9 pence per share (2010 – 23.5 pence; 2009 – 22.2 pence)	621	586	551
Interim dividend for the year ended 30 June 2012
16.6 pence per share (2011 – 15.5 pence; 2010 – 14.6 pence)	415	387	363

	1,036	973	914

Proposed final dividend for the year ended 30 June 2012
26.9 pence per share (2011 – 24.9 pence; 2010 – 23.5 pence)	671	621	586

The proposed final dividend was approved by the board of directors on 22 August 2012. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

Notes to the consolidated financial statements (continued)

29.   Cash generated from operations

	2012		2011 (restated)		2010 (restated)
	£ million	£ million	£ million	£ million	£ million	£ million
Profit for the year	2,072		2,017		1,743
Discontinued operations	11		—		19
Taxation	1,038		343		477
Share of associates' profits after tax	(213)		(176)		(142)
Net interest and net other finance charges	397		397		462
(Gain)/loss on sale of businesses	(147)		14		15

Operating profit		3,158		2,595		2,574
Increase in inventories	(338)		(204)		(104)
(Increase)/decrease in trade and other receivables	(218)		62		69
Increase in trade and other payables and provisions	27		32		364

Net movement in working capital		(529)		(110)		329
Depreciation, amortisation and impairment		411		352		372
Dividend income		166		138		111
Other items		(201)		(116)		(211)

Cash generated from operations		3,005		2,859		3,175

Comparatives have been restated following a change in the disclosure of dividends paid to non-controlling interests and transaction costs incurred in respect of business acquisitions (see note 1).

        Cash generated from operations is stated after £158 million (2011 – £259 million; 2010 – £145 million) of cash outflows in respect of exceptional operating items.

        Other items include £200 million of cash contributions to post employment schemes in excess of the income statement impact (2011 – £119 million; 2010 – £114 million) and gains on sale of property of £19 million (2011 – £20 million; 2010 – £89 million) partly offset by the fair value charge in respect of share-based incentive plans of £36 million (2011 – £34 million; 2010 – £31 million).

Notes to the consolidated financial statements (continued)

30.   Acquisition of businesses and purchase of shares of non-controlling interests

	Net assets acquired and consideration
	Mey Içki	Zacapa	Meta	Quanxing and Shuijingfang	Other	2012 Total	2011	2010
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Brands and computer software	647	119	55	538	—	1,359	6	62
Property, plant and equipment	117	10	13	46	—	186	64	2
Investments	—	—	—	8	28	36	40	—
Inventories	44	19	6	66	—	135	3	—
Assets and liabilities held for sale	—	—	—	58	—	58	—	—
Other working capital	12	—	(2)	(59)	—	(49)	(14)	(1)
Taxation	(147)	—	(18)	(135)	—	(300)	(10)	(2)
Cash	38	2	—	57	—	97	—	4
Borrowings	—	—	(5)	—	—	(5)	(22)	—
Post employment benefit liabilities	(2)	—	—	—	—	(2)	—	—

Fair value of assets and liabilities	709	150	49	579	28	1,515	67	65
Goodwill arising on acquisition	590	97	99	105	—	891	31	19
Step acquisition	—	—	—	(219)	—	(219)	—	(21)
Non-controlling interests	(1)	—	—	(451)	—	(452)	(20)	—

Consideration payable	1,298	247	148	14	28	1,735	78	63

Satisfied by:
Cash consideration paid	1,298	120	145	14	28	1,605	73	37
Financial liabilities	—	97	—	—	—	97	(1)	—
Deferred/contingent consideration payable	—	30	3	—	—	33	6	26

	1,298	247	148	14	28	1,735	78	63

Cash consideration paid for investments in subsidiaries	1,298	120	145	14	—	1,577	33	37
Cash consideration paid for investments in associates	—	—	—	—	48	48	58	41
Cash acquired	(38)	(2)	—	(57)	—	(97)	—	(4)
Purchase consideration paid in respect of prior year acquisitions	—	—	—	—	7	7	6	—
Deposit (received)/paid	—	—	—	(115)	—	(115)	—	123

Net cash outflow/(inflow) on acquisition of businesses*	1,260	118	145	(158)	55	1,420	97	197

Notes to the consolidated financial statements (continued)

30.   Acquisition of businesses and purchase of shares of non-controlling interests (continued)

Purchase of shares of non-controlling interests

2012
£ million
Kenya Breweries	140
Philippines	15

155

*
The group has revised the disclosure of the directly attributable acquisition costs in the consolidated statement of cash flow. In the year ended 30 June 2012 these costs of £47 million (2011 – £20 million; 2010 – £9 million) have been included in cash flow from operating activities rather than cash flow from investing activities.

2012 acquisitions

Mey Içki    On 23 August 2011, Diageo completed the acquisition of 100% of Mey Içki Sanayi ve Ticaret A.S. (Mey Içki) from TPG Capital and the Actera group for $2,129 million (£1,298 million). Mey Içki is the leading producer and distributor of raki in Turkey and also owns vodka and wine brands. Mey Içki has been consolidated from 23 August 2011. Directly attributable transaction and integration costs of £11 million have been charged to other external charges in the year. Since acquisition Mey Içki has contributed £705 million to sales, £291 million to net sales and £95 million to operating profit (net of £11 million transaction and integration costs).

Zacapa    On 5 July 2011, Diageo completed the acquisition of a 50% equity controlling stake in Rum Creations Products Inc (RCP), the owner of the Zacapa rum brand, from Industrias Licoreras de Guatemala (ILG), for a cash consideration of $240 million (£150 million) (including deferred and contingent consideration of $48 million (£30 million)). ILG has a put option to sell the remaining 50% equity stake exercisable from 2016 calculated on a profit multiple. The net present value of this financial liability was $155 million (£97 million) at acquisition. In addition, the transaction provided Diageo with perpetual global distribution rights for Zacapa rum, excluding those for Guatemala and the domestic markets of El Salvador, Honduras, Nicaragua, Costa Rica, Belize and Panama. Diageo consolidates the results of RCP. Directly attributable transaction costs of £1 million have been charged to other external charges in the year. In the period since acquisition the additional contribution of the Zacapa brand to operating profit was £8 million (net of £1 million transaction costs).

Quanxing and Shuijingfang    On 14 July 2011, Diageo acquired an additional 4% equity stake in Sichuan Chengdu Quanxing Group Company Ltd. (Quanxing) from Chengdu Yingsheng Investment Holding Co., Ltd. The consideration for the additional 4% equity stake was CNY 140 million (£14 million). The acquisition of the 4% equity stake brought Diageo's shareholding in Quanxing to 53%. Quanxing was accounted for as an associate up to 14 July 2011 but following the acquisition of the additional 4% equity stake it became a subsidiary with a 47% non-controlling interest. Quanxing is primarily a holding company controlling a 39.7% equity stake in Sichuan Shuijingfang Co., Ltd. (Shuijingfang), a super premium Chinese white spirits company listed on the Shanghai Stock Exchange. During the year ended 30 June 2010 £123 million was deposited with China's securities depositary and clearing agency in respect of the tender offer to all other shareholders of Shuijingfang. During the year ended 30 June 2012, Diageo received approval from the Chinese Securities Regulatory Commission to launch, and Diageo did launch and settle, the mandatory tender offer to all the other shareholders of

Notes to the consolidated financial statements (continued)

30.   Acquisition of businesses and purchase of shares of non-controlling interests (continued)

Shuijingfang. A nominal amount of shares of Shuijingfang were tendered into the offer and the deposit was returned to Diageo.

        On 29 June 2012 at the annual general meeting additional Diageo directors were appointed to the board of Shuijingfang which gave Diageo control over the board and the operating and financial policies of the company. Up to 29 June 2012 Diageo accounted for Shuijingfang as an associate and following the change in control on 29 June 2012 it became a subsidiary. As a result of Quanxing and Shuijingfang becoming subsidiaries of the group, a gain of £124 million arose on the difference between the book value of the equity owned prior to the transactions and the market values on the completion dates which has been disclosed as a sale of businesses in the consolidated income statement. The non-controlling interest in Shuijingfang has been calculated as 79% of the fair value of the net assets of the company and the non-controlling interest in Quanxing has been valued at 47% of the fair value of its net assets. The fair values of the net assets disclosed are provisional and have been estimated by Diageo based on information obtained in accordance with all relevant Chinese laws and regulations. The fair values will be finalised in the year ending 30 June 2013.

        The goodwill arising on the transaction represents the strategic premium in respect of entering the Chinese white spirits market and the synergies arising from combining operations. Directly attributable transaction and integration costs of £16 million have been charged to other external charges in the year.

Meta    On 9 January 2012, Diageo completed the acquisition of Meta Abo Brewery Share Company SC (Meta) from the government of Ethiopia for a cash consideration of $225 million (£148 million). Meta produces and distributes the Meta beer brand. Directly attributable transaction and integration costs of £3 million have been charged to other external charges in the year. In the period since acquisition the contribution (net of transaction and integration costs) to sales, net sales and operating profit was £16 million, £13 million and £nil, respectively. The fair values will be finalised in the year ending 30 June 2013.

Halico    During the year Diageo completed in tranches the acquisition of an additional 20.6% (2011 – 24.9%) equity stake in Hanoi Joint Stock Company (Halico), the largest domestic branded spirits producer in Vietnam for a consideration of £28 million (2011 – £32 million). As a consequence Diageo owns 45.5% of the equity of Halico and equity accounts for this investment. Transaction costs on the acquisition were not material (2011 – £2 million).

The goodwill acquired in respect of the above acquisitions represents synergies arising from combining operations, intangible assets that do not qualify for separate recognition and the extension of the group's portfolio in other markets around the world. None of the goodwill recognised is expected to be deductible for income tax purposes. If the acquisitions had been completed on 1 July 2011 the group's sales, net sales and operating profit for the year would have increased by £293 million, £207 million and £73 million, respectively.

Purchase of shares of non-controlling interests

Kenya Breweries    On 25 November 2011, Diageo completed the acquisition of SABMiller Africa BV's 20% non-controlling equity stake in Kenya Breweries Limited (Kenya Breweries), through its subsidiary undertaking, East African Breweries Limited, of which Diageo owns 50.03%, for a cash consideration of 19.5 billion Kenyan shillings (£134 million). Transaction costs of £6 million have been incurred and charged to other retained earnings. As a result, Diageo owns 100% of Kenya Breweries. Kenya

Notes to the consolidated financial statements (continued)

30.   Acquisition of businesses and purchase of shares of non-controlling interests (continued)

Breweries terminated a brewing and distribution agreement with SABMiller International BV on 31 May 2011 and has ceased to distribute SABMiller's brands in Kenya.

Philippines    In December 2011, Diageo completed the acquisition of Carlos Palanca Group's 49% non-controlling equity stake in Diageo Philippines Inc (DPI) for £15 million and became the sole shareholder. DPI produces, imports, exports and distributes Diageo's brands throughout the Philippines. Transaction costs were not material.

2011 acquisitions

Serengeti Breweries    On 22 October 2010, Diageo completed the acquisition of a 51% equity stake in Serengeti Breweries Limited (SBL), a beer business based in Tanzania, through its subsidiary undertaking, East African Breweries Limited of which Diageo owns 50.03%. The fair value of purchase consideration payable was £60 million, including borrowings acquired of £22 million. Transaction costs of £2 million (2010 – £5 million) in respect of the acquisition were charged to operating profit. Diageo consolidates 100% of SBL with a 75% non-controlling interest and has a call option for the remaining 49% of equity exercisable in 2013, calculated on a profit multiple of SBL. None of the goodwill recognised is expected to be deductible for income tax purposes.

22 Marquis    On 30 September 2010, Diageo acquired a 20% equity stake in LNJ Group, LLC, owner of the 22 Marquis brand, a sparkling liqueur, for a consideration of £6 million. Depending on the performance of the brand in the first three years following the acquisition Diageo has a contractual right to increase its ownership to 50% without additional consideration. Diageo also has an option to purchase the remaining 50% equity stake in 2014 at a pre-agreed profit multiple reflecting fair value. Diageo equity accounts for this investment.

2010 acquisitions

Nuvo    On 29 June 2010 Diageo acquired an additional 28.75% equity stake in the London Group, the owner of the Nuvo brand, an ultra-premium vodka-based sparkling liqueur, for a consideration of £29 million. The London Group was formerly accounted for as an associate and following the acquisition of further shares became a subsidiary.

For all of the above acquisitions the non-controlling interests were recognised at the proportionate share of net assets acquired.

Acquisitions after 30 June 2012

Ypióca    On 9 August 2012, Diageo completed the acquisition of 100% of the equity of Ypióca Bebidas S.A. (Ypióca) from Ypióca Agroindustrial Limitada for a cash consideration of BRL 900 million (£284 million). Ypióca is a leading producer and distributor of a cachaça brand, Ypióca in Brazil. Ypióca will be consolidated and for the year ended 31 December 2011 had net sales of BRL 177 million (£56 million). The fair value assessment has not been completed and an analysis of the net assets acquired is not disclosed as the acquisition was completed only two weeks prior to the financial statements being signed. Directly attributable transaction costs of £7 million have been charged to other external charges in the year.

Notes to the consolidated financial statements (continued)

31.   Contingent liabilities and legal proceedings

(a)    Guarantees    As of 30 June 2012 the group has no material performance guarantees or indemnities to third parties.

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

(c)    Korean customs dispute    Litigation is ongoing in Korea in connection with the application of the methodology used in transfer pricing on spirits imports since 2004. In December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for Korean won 194 billion or £108 million (including £13 million of value added tax), which was paid in full and appealed to the Korean Tax Tribunal.

        On 18 May 2011, the Tax Tribunal made a determination that the statute of limitations had run for part of the assessment period, ordered a partial penalty refund and instructed the Korean customs authorities to reinvestigate the remaining assessments. Accordingly, a refund of Korean won 43 billion or £24 million (including £2 million of value added tax) was made to Diageo Korea.

        However, post the completion of the reinvestigation, the Korean customs authorities have concluded that they will continue to pursue the application of the same methodology and on 18 October 2011 a further final imposition notice was issued for Korean won 217 billion or £120 million (including £13 million of value added tax) in respect of the period from 29 February 2008 to 31 October 2010.

        In response Diageo Korea filed a claim with the Seoul Administrative Court along with a petition for preliminary injunction to stay the final imposition notice. The Seoul Administrative Court granted Diageo Korea's request for preliminary injunction and stayed the final imposition until 30 September 2012.

        The underlying matter is currently in progress with the Seoul Administrative Court and Diageo Korea is unable to quantify meaningfully the possible loss or range of loss to which these claims may give rise. Diageo Korea continues to defend its position vigorously.

(d)    Ketel One vodka put option    The Nolet Group has an option exercisable from 9 June 2011 to 9 June 2013 to sell its 50% equity stake in Ketel One Worldwide BV to Diageo for a total consideration of $900 million (£573 million) plus 5.5% annual interest calculated from the date of the original acquisition on 9 June 2008. If the Nolet Group exercises this option but Diageo chooses not to buy the stake, Diageo will then have to pay $100 million (£64 million) to the Nolet Group and the Nolet Group may then pursue a sale of its stake to a third party, subject to rights of first offer and last refusal on Diageo's part.

(e)    Thalidomide litigation    In Australia, a class action claim alleging product liability and negligence for injuries arising from the consumption of the drug thalidomide has been filed in the Supreme Court of Victoria against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grünenthal GmbH, the developer of the

Notes to the consolidated financial statements (continued)

31.   Contingent liabilities and legal proceedings (continued)

drug. The size of the class is not yet known. On 18 July 2012 Diageo settled the claim of the lead claimant Lynette Rowe and agreed a process to consider the remaining claimants in the class. To enable this process to occur, Lynette Rowe and her legal representatives have agreed not to take any step towards a trial of any issue in the litigation before 31 August 2013. In the United Kingdom, proceedings have twice been commenced but lapsed for lack of service. Distillers Company (Biochemicals) Limited distributed the drug in Australia and the United Kingdom for a period in the late 1950s and early 1960s. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these lawsuits may give rise. The company has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support.

(f)    Other    The group has extensive international operations and is defendant in a number of legal, customs and tax proceedings incidental to these operations. There are a number of legal, customs and tax claims against the group, the outcome of which cannot at present be foreseen.

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

Associates and joint ventures    Sales and purchases to and from associates and joint ventures are principally in respect of premium drinks products but also include the provision of management services. All transactions are on terms equivalent to those in an arm's length transaction.

Notes to the consolidated financial statements (continued)

32.   Related party transactions (continued)

	2012	2011	2010
	£ million	£ million	£ million
Income statement items
Sales to associates	37	46	74
Purchases from associates*	22	26	27
Sales to joint ventures	5	5	5
Purchases from joint ventures	41	21	17

Balance sheet items
Group payables to associates	1	8	9
Group receivables from associates	2	—	2
Loans receivable from associates	57	63	57
Group payables to joint ventures	1	3	2
Group receivables from joint ventures	3	7	7

Cash flow items

Loans and equity contribution to associates	27	22	64

*
Including purchase of maturing inventories from Moët Hennessy of £9 million (2011 – £9 million; 2010 – £8 million).

        Other disclosures in respect of associates are included in note 7 and note 14.

Key management personnel    The key management of the group comprises the executive and non-executive directors, the members of the executive committee and the company secretary. They are listed under 'Board of directors and executive committee'.

	2012	2011	2010
	£ million	£ million	£ million
Salaries and short term employee benefits	18	20	21
Non-executive directors' fees	1	1	1
Share-based payments	9	10	10
Post employment benefits	1	4	4
Termination benefits	—	1	—

	29	36	36

Non-executive directors do not receive share-based payments or post employment benefits.

        Details are given in the directors' remuneration report of the individual directors' remuneration and transactions between the group and key management personnel.

        Pension plans The Diageo pension plans are recharged with the cost of administration services provided by the company to the pension plans and with professional fees paid by the company on behalf of the pension plans. The total amount recharged for the year was £10 million (2011 – £18 million; 2010 – £28 million).

Notes to the consolidated financial statements (continued)

33.   Commitments

Capital expenditure    Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at £145 million (2011 – £148 million).

Operating lease commitments    The minimum lease rentals to be paid under non-cancellable leases, principally in respect of properties, are as follows:

	2012	2011
	£ million	£ million
Payments falling due:
Within one year	94	104
Between one and two years	86	84
Between two and three years	70	74
Between three and four years	53	57
Between four and five years	47	49
After five years	325	354

	675	722

There are no significant leases for which contingent rent is payable, nor any that have purchase options, escalation clauses or restrictions. A number of the operating leases have renewal clauses that are all at fair market value. In respect of property not currently utilised, the group has entered into sub-leases for which the minimum amount receivable is £39 million (2011 – £44 million), of which £7 million (2011 – £9 million) falls due within one year of the balance sheet date. The amount received under these leases is included in sales in the income statement.

34.   Employee share compensation

The group uses a number of equity settled and cash settled share plans to grant options and share awards to its directors and employees.

        The annual fair value charge for the three years ended 30 June 2012 by principal plan is as follows:

	2012	2011	2010
	£ million	£ million	£ million
Executive share option plans
Diageo executive long term incentive plan	3	2	1
Diageo senior executive share option plan	2	2	3
Diageo executive share option plan	2	4	7
Savings plans	4	4	5
Executive share award plans
Diageo executive long term incentive plan	9	7	1
Performance share plan	11	11	10
Discretionary incentive plan	4	4	4
Cash settled	1	—	—

	36	34	31

Notes to the consolidated financial statements (continued)

34.   Employee share compensation (continued)

The fair value charge in the year ended 30 June 2011 includes operating exceptional items of £4 million (2010 – £1 million).

The principal plans are as follows:

Executive share option plans

(a)    Diageo executive long term incentive plan (DELTIP)    This scheme was introduced in the year ended 30 June 2010 to replace the Diageo executive share option plan. Awards made to executives under the plan are in the form of shares and share options at the market value at the time of grant. Executives are given the opportunity to elect to have their awards in the form of share options or shares or a combination of both. Share awards vest/are released on the third anniversary of the grant date. Share options granted under this scheme may normally be exercised between three and ten years after the grant date. There are no performance conditions to be satisfied, although the top 70 senior executives are required to hold a minimum number of shares in Diageo plc. US executives are granted awards over the company's ADSs (one ADS is equivalent to four ordinary shares).

(b)    Diageo senior executive share option plan 2008 (SESOP 2008)    This scheme was introduced in October 2008 and grants options to senior executives at market value at the time of grant. Options granted under this scheme may normally be exercised between three and ten years after the grant date but only to the extent that a performance condition is satisfied. The current performance condition is based on the increase in Diageo's adjusted earnings per share (eps) over a three-year period. Growth targets are set annually by the remuneration committee. For the 2011 grant, targets were set at 6% to 10% and for the 2012 grant at 7% to 11% compound annual growth in adjusted eps. The proportion of options that can be exercised depends on the extent to which the adjusted eps growth targets have been met. For the 2011 and 2012 grants, the exercise range is 25% for threshold performance up to 100% for achieving 10% and 11% or more compound annual growth in adjusted eps, respectively. Re-testing of the performance condition is not permitted. US executives are granted options over the company's ADSs.

(c)    Diageo executive share option plan (DSOP)    This scheme was introduced in December 1999 and granted options to executives at the market value at the time of grant. The last grant made under this scheme was in September 2009. Options granted under this scheme may normally be exercised between three and ten years after the date granted.

(d)    Diageo associated companies share incentive plan (DACSIP)    This scheme was introduced in the year ended 30 June 2012 and enables the company to grant shares and share options at the market value at the time of grant to executives in a number of associated companies. The main terms of the scheme are the same as for DELTIP.

Savings plans

(a)    UK savings-related share option scheme (SRSOS)    The UK savings-related share option scheme is an HM Revenue & Customs approved scheme available to all UK employees. The scheme provides a long term savings opportunity for employees who can use their savings to pay the exercise price of a share option. Options may normally be exercised after three or five years, according to the length of the option period chosen by the employee, at a price that is not less than 80% of the market value of the shares at grant date.

Notes to the consolidated financial statements (continued)

34.   Employee share compensation (continued)

(b)    ROI savings-related share option scheme (ISRSOS)    The ROI savings-related share option scheme operates on a similar basis to the equivalent UK scheme (described above) for employees based in the Republic of Ireland.

(c)    US employee stock purchase plan (USESPP)    This plan provides a long term savings and investment opportunity for US employees who can use their savings to pay the exercise price of a share option. Options may normally be exercised after 12 months at a price equivalent to 85% of the market value of the ADSs at the grant date.

(d)    International sharematch plan (ISMP)    This plan was introduced in September 2010 to replace the International savings-related share option plan (described below). Employees outside the United Kingdom, Ireland and the United States are offered the opportunity to purchase Diageo shares or share units and receive matching shares or share units subject to continued employment. Plan rules permit flexibility for Diageo to set the matching amount annually based on corporate performance and to vary this by country. Target matching for the majority of the countries is buy three shares and receive one free.

(e)    International savings-related share option plan (International)    The group also operated an international savings-related share option plan for employees outside the United Kingdom. The last grant made under this plan was in October 2009. The plan provided a long term savings opportunity for employees who used their savings to pay the exercise price of a share option. Options may be exercised between one and five years after grant. The option exercise price was set at a discount to the market value at grant date, ranging from nil to 20%, in accordance with local conditions and practices.

Executive share award plans

(a)    Performance share plan (PSP 2008)    This plan was introduced in October 2008 and replaced a similar plan. Under the PSP, share awards can take a number of different forms. No payment is made for awards. To date, participants have been granted conditional rights to receive shares. Awards normally vest after a three-year period – the 'performance cycle' – subject to achievement of performance tests.

Notes to the consolidated financial statements (continued)

34.   Employee share compensation (continued)

        For awards up to and including September 2010, the primary performance test is a comparison of Diageo's three year total shareholder return (TSR) – the percentage growth in Diageo's share price (assuming all dividends and capital distributions are reinvested) – with the TSR of a peer group of 16 companies including Diageo. TSR calculations are converted into a common currency (US dollars). The vesting range is 25% if Diageo's TSR produces a median ranking compared with the TSR of the peer group companies, up to 100% if Diageo is ranked first or second in the peer group. The second performance test requires the remuneration committee to consider that there has been an underlying improvement in Diageo's three-year financial performance, typically measured by an improvement in adjusted eps.

        For awards made from September 2011, three equally weighted performance tests apply: 1) a comparison of Diageo's three year TSR (as described above) with a peer group of 17 companies including Diageo. TSR calculations are converted into a common currency (US dollars). The vesting range is 25% if Diageo's TSR produces a median ranking compared with the TSR of the peer group companies, up to 100% if Diageo is ranked first, second or third in the peer group; 2) compound annual growth in organic net sales over three years; 3) total organic operating margin improvement over three years. Targets for net sales and operating margin are set annually by the remuneration committee. The vesting range is 25% for achieving minimum performance targets, up to 100% for achieving the maximum target level.

        Re-testing of the performance condition is not permitted. Dividends are accrued on awards and are given to participants to the extent that the awards actually vest at the end of the performance cycle. Dividends can be paid in the form of cash or shares.

(b)    Discretionary incentive plan 2009 (DIP 2009)    This scheme was introduced in October 2009 and replaced a similar plan. Awards over shares or ADSs are granted under the plan, normally in the form of conditional rights to receive shares or ADSs. No payment is made for awards. Awards vest over a three to five year period with performance criteria varying by employee.

        In certain markets DELTIP, DACSIP, ISMP and PSP work as cash alternative plans where due to legislation and tax rules it is prohibitive to grant share options or shares settled directly in equity. From the employee's perspective it works in the same way as a normal share option or share except that employees do not have the right to own a share when they exercise their share options or their shares vests.

Notes to the consolidated financial statements (continued)

34.   Employee share compensation (continued)

        For the three years ended 30 June 2012, the calculation of the fair value of each option and share award used the binomial (share option and savings plans) and Monte Carlo (share award plans) option pricing models and the following weighted average assumptions:

	Executive share option plans	Savings plans	Executive share award plans
2012
Risk free interest rate	1.3%	0.9%	0.8%
Expected life of the options	60 months	35 months	36 months
Expected volatility	15%	13%	—
Dividend yield	3.3%	3.3%	3.3%
Weighted average exercise price	1257p	987p	—
Weighted average share price	1226p	1319p	1253p
Weighted average fair value of options/awards granted in the year	86p	193p	869p
Number of options/awards granted in the year	5.9 million	1.8 million	4.9 million
Fair value of all options/awards granted in the year	£5 million	£3 million	£43 million
2011
Risk free interest rate	2.0%	1.1%	1.3%
Expected life of the options	60 months	34 months	36 months
Expected volatility	23%	16%	—
Dividend yield	3.3%	3.3%	3.3%
Weighted average exercise price	1087p	908p	—
Weighted average share price	1098p	1162p	1214p
Weighted average fair value of options/awards granted in the year	171p	247p	652p
Number of options/awards granted in the year	5.3 million	2.0 million	4.3 million
Fair value of all options/awards granted in the year	£9 million	£5 million	£28 million
2010
Risk free interest rate	2.8%	1.8%	2.2%
Expected life of the options	60 months	36 months	36 months
Expected volatility	18%	17%	—
Dividend yield	3.6%	3.6%	3.6%
Weighted average exercise price	964p	809p	—
Weighted average share price	986p	1030p	985p
Weighted average fair value of options/awards granted in the year	135p	224p	516p
Number of options/awards granted in the year	8.2 million	2.8 million	4.1 million
Fair value of all options/awards granted in the year	£11 million	£6 million	£21 million

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

(a)    Outstanding options    Options over ordinary shares and over ADSs (US schemes only) outstanding at 30 June 2012 are as follows:

	Range of exercise prices pence	Number at 30 June 2012	Weighted average remaining contractual life months	Weighted average exercise price pence
Executive share option plans	600-699	779,087	20	670
	700-799	929,816	22	733
	800-899	1,768,219	45	834
	900-999	6,528,667	71	946
	1000-1099	10,920,816	85	1056
	1100-1199	3,485,563	65	1158
	1200-1299	5,435,533	111	1229
	1300-1399	1,766,508	62	1346
	1500-1599	406,754	116	1520

		32,020,963	78	1065

Savings plans	600-699	218,889	16	690
	700-799	1,143,812	19	755
	800-899	1,401,622	15	840
	900-999	2,383,934	35	951
	1000-1099	624,223	6	1027
	1100-1199	21,739	13	1142

		5,794,219	23	884

Notes to the consolidated financial statements (continued)

34.   Employee share compensation (continued)

(b)    Transactions on schemes    Transactions on the share option and share award plans and the weighted average grant date fair value for options and shares for the three years ended 30 June 2012 were as follows:

	Executive share option plans		Savings plans		Executive share award plans
	Number of options	Weighted average exercise price pence	Number of options	Weighted average exercise price pence	Number of awards
Balance outstanding at 30 June 2009	43,996,921	920	7,600,159	805	7,256,726
Granted	8,241,770	966	2,751,197	794	4,102,143
Exercised/awarded	(9,116,692)	786	(2,108,686)	751	(196,894)
Forfeited/expired	(1,788,598)	943	(1,083,327)	902	(1,925,184)

Balance outstanding at 30 June 2010	41,333,401	1009	7,159,343	817	9,236,791
Granted	5,331,223	1087	2,029,288	940	4,259,304
Exercised/awarded	(5,994,282)	901	(2,033,630)	806	(343,334)
Forfeited/expired	(1,593,508)	965	(558,879)	847	(1,888,630)

Balance outstanding at 30 June 2011	39,076,834	996	6,596,122	865	11,264,131
Granted	5,903,500	1257	1,794,909	987	4,881,856
Exercised/awarded	(9,271,422)	974	(1,992,376)	854	(660,353)
Forfeited/expired	(3,687,949)	1049	(604,436)	910	(3,488,448)

Balance outstanding at 30 June 2012	32,020,963	1065	5,794,219	884	11,997,186

Number of options exercisable at:
30 June 2012	15,112,388	1025	201,613	933

30 June 2011	17,194,922	967	136,758	1069

30 June 2010	16,415,347	687	78,738	916

(c)    Employee share trusts, potential issues of ordinary shares and voting rights    In order to hedge its obligations under the share option and share award plans, the group either purchases own shares directly and holds them as treasury shares, or it funds trusts to acquire shares in the company. The shares held are accounted for as a deduction in arriving at shareholders' equity. Call options are also used to manage some of the group's obligations. Dividends receivable by the employee share trusts on the shares are waived.

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

Notes to the consolidated financial statements (continued)

35.   Post balance sheet events

        On 9 August 2012, Diageo completed the acquisition of 100% of the equity of Ypióca from Ypióca Agroindustrial Limitada for a cash consideration of BRL 900 million (£284 million). See note 30 for further details.

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

        We have audited Diageo plc's internal control over financial reporting as of 30 June 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Diageo plc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting, appearing in the Corporate Governance Report in Diageo plc's Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, Diageo plc maintained, in all material respects, effective internal control over financial reporting as of 30 June 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Diageo plc and subsidiaries on pages 144 to 240 which comprise the consolidated balance sheets as of 30 June 2012, and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended 30 June 2012, including the disclosures identified as 'part of the audited financial statements' within the 'Critical accounting policies' section on pages 85 to 86, the

Report of independent registered public accounting firm – internal controls (continued)

'Share and other interests' on pages 119 and 120, the 'Key management personnel related party transactions' on page 121 and the 'Principal group companies' on page 241 and our report dated 22 August 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG Audit Plc
London, England
22 August 2012

Unaudited computation of ratio of earnings to fixed charges

	Year ended 30 June
	2012	2011	2010	2009	2008
	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes on income, non-controlling interests and discontinued operations	3,121	2,360	2,239	1,990	2,078
Less: capitalised interest	(5)	(4)	(5)	(4)	—
Less: Share of associates' income	(213)	(176)	(142)	(164)	(176)
Add: Dividend income receivable from associates	166	138	111	179	143
Add: Fixed charges	710	714	970	869	549

	3,779	3,032	3,173	2,870	2,594

Fixed charges
Interest payable and other finance charges (note (1))	667	675	935	836	523
Add: Interest capitalised	5	4	5	4	—
Add: One third of rental expense	38	35	30	29	26

	710	714	970	869	549

	ratio	ratio	ratio	ratio	ratio
Ratio	5.3	4.2	3.3	3.3	4.7

Note

(1)
Interest payable and other finance charges for the year ended 30 June 2012 includes a £151 million charge (2011 – £107 million charge; 2010 – £275 million charge; 2009 – £164 million charge; 2008 – £75 million charge) in respect of fair value adjustments to the group's derivative instruments. Impact of foreign exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement was £nil during the year ended 30 June 2012 (2011 – £nil; 2010 – £nil; 2009 – £11 million charge; 2008 – £6 million charge). In the year ended 30 June 2010 an additional £10 million charge was recognised (2009 – £33 million charge; 2008 – £nil) in respect of exchange rate translation differences on inter-company funding arrangements where hedge accounting was not applicable.

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

Share capital

Major shareholders    At 24 August 2012, the following substantial interests (3% or more) in the company's ordinary share capital (voting securities) had been notified to the company.

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

        As at the close of business on 24 August 2012, 482,715,607 ordinary shares, including those held through ADSs, were held by approximately 2,551 holders (including ADR holders) with registered addresses in the United States, representing approximately 19.26% of the outstanding ordinary shares (excluding treasury shares). At such date, 120,511,079 ADSs were held by 1,894 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet or Guinness Group ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

Trading market for shares    The Diageo plc ordinary shares are listed on the Exchange and on the Dublin and Paris Stock Exchanges. Diageo ADSs, representing four Diageo ordinary shares each, are listed on the NYSE.

        The principal trading market for the ordinary shares is the Exchange. Shares are traded on the Exchange's electronic order book.

        Orders placed on the order book are displayed on-screen through a central electronic system and trades are automatically executed, in price and then time priority, when orders match with corresponding buy or sell orders.

Additional information for shareholders (continued)

Share capital (continued)

        Only member firms of the Exchange, or the Exchange itself if requested by the member firm, can enter or delete orders on behalf of clients or on their own account. All orders are anonymous. Although use of the order book is not mandatory, all trades, whether or not executed through the order book and regardless of size, must be published immediately after execution unless they are large trades eligible for deferred publication.

        The Markets in Financial Instruments Directive (MiFID) allows for delayed reporting of large trades with a sliding scale requirement based on qualifying minimum thresholds for the amount of consideration to be paid/the proportion of average daily turnover (ADT) of a stock represented by a trade. Provided that a trade/consideration equals or exceeds the qualifying minimum size, it will be eligible for deferred publication ranging from 60 minutes from time of trade to three trading days after time of trade.

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

	Per ordinary share		Per ADS
	High	Low	High	Low
	pence	pence	$	$
Year ended 30 June
2008	1122	911	92.55	72.70
2009	1065	733	76.65	41.14
2010	1160	867	71.99	56.42
2011	1301	1033	85.43	63.08
2012	1642	1112	104.00	72.77
Three months ended
September 2010	1144	1033	71.55	63.08
December 2010	1215	1092	76.13	69.30
March 2011	1258	1121	80.69	71.77
June 2011	1301	1180	85.43	76.73
September 2011	1308	1112	83.65	72.77
December 2011	1408	1209	87.39	75.16
March 2012	1553	1381	98.09	85.32
June 2012	1642	1478	104.00	93.38
2012 monthly
January	1427	1381	89.21	85.32
February	1509	1429	95.71	90.55
March	1553	1503	98.09	94.75
April	1589	1504	102.23	95.05
May	1615	1478	104.00	93.42
June	1642	1517	103.03	93.38
July	1732	1649	108.59	102.40
August (to 24 August 2012)	1738	1681	107.98	105.70

At close of business on 24 August 2012, the market prices for ordinary shares and ADSs were 1714 pence and $107.98 respectively.

American depositary shares

Fees and charges payable by ADR holders

The Bank of New York Mellon serves as the depositary (the 'Depositary') for Diageo's ADS programme. Pursuant to the deposit agreement between Diageo, the Depositary and owners and holders of ADSs (the 'Deposit Agreement'), ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge (i) a fee of $5.00 or less per 100 ADSs (or portion of 100 ADSs) relating to the issuance of ADSs, including issuances resulting from a distribution of ordinary shares, rights or other property or the cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates and (ii) in connection with the distribution of other securities to ADR holders, a fee

Additional information for shareholders (continued)

American depositary shares (continued)

equivalent to the fee that would be payable, if securities distributed by Diageo had been ordinary shares and such ordinary shares had been deposited for issuance of ADSs.

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

        During the financial year ended 30 June 2012, the company received from the Depositary $1,200,000 for continuing annual stock exchange listing fees, routine reporting and programme maintenance, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual financial reports, printing and distributing dividend checks,electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), legal fees and certain investor relationship programmes and investor relations promotional activities.

Articles of association

Diageo is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307.

        The following description summarises certain provisions of Diageo's articles of association (as adopted by special resolution at the Annual General Meeting on 14 October 2009) and applicable English law concerning companies (the Companies Acts), in each case as at 24 August 2012. This summary is qualified in its entirety by reference to the Companies Acts and Diageo's articles of association.

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

Additional information for shareholders (continued)

Articles of association (continued)

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

Additional information for shareholders (continued)

Articles of association (continued)

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

Pre-emptive rights and new issues of shares:    While holders of ordinary shares have no pre-emptive rights under Diageo's articles of association, the ability of the directors to cause Diageo to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted. Under the Companies Acts, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company's articles of association or given by its shareholders in general meeting, but which in either event cannot last for more than five years. Under the Companies Acts, Diageo may also not allot shares for cash (otherwise than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders.

Disclosure of interests in Diageo's shares:    There are no provisions in Diageo's articles of association whereby persons acquiring, holding or disposing of a certain percentage of Diageo's shares are required to make disclosure of their ownership percentage, although there are such requirements under the Companies Acts. The basic disclosure requirement under Part 6 of the Financial Services and Markets Act 2000 and Rule 5 of the Disclosure and Transparency Rules made by the Financial Services Authority imposes a statutory obligation on a person to notify Diageo and the Financial Services

Additional information for shareholders (continued)

Articles of association (continued)

Authority of the percentage of the voting rights in Diageo he directly or indirectly holds or controls, or has rights over, through his direct or indirect holding of certain financial instruments, if the percentage of those voting rights:

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

General meetings and notices    At least 21 clear days' written notice of an annual general meeting is required. Any general meeting which is not an annual general meeting is called a 'general meeting'. Since the coming into force of the Companies (Shareholders' Rights) Regulations 2009, the minimum notice period for general meetings has increased from 14 to 21 clear days. This can, however, be reduced to 14 clear days, subject to shareholder approval, and offering shareholders the facility to vote electronically. Diageo already offers shareholders the facility to vote by electronic means (via its online proxy service), and intends to put the necessary resolution to the forthcoming Annual General Meeting, as it did in 2011, to approve the holding of subsequent general meetings on not less than 14 clear days' notice. This approval will expire at the next Annual General Meeting.

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

  •
  a person that holds ordinary shares or ADSs as part of a wash sale for tax purposes;

  •
  a US holder (as defined below) whose functional currency is not the US dollar; or

  •
  a partnership or a partner in a partnership that holds ordinary shares or ADSs.

        For UK tax purposes, this section applies only to persons who are the absolute beneficial owners of their shares or ADSs and who hold their shares or ADSs as investments. It assumes that holders of ADSs will be treated as holders of the underlying ordinary shares.In addition to those persons mentioned above, this section does not apply to holders that are banks, regulated investment companies, other financial institutions or to persons who have or are deemed to have acquired their ordinary shares or ADSs in the course of an employment or trade. This summary does not apply to persons who are treated as non-domiciled and resident or ordinarily resident in the United Kingdom for the purposes of UK tax law. This section is based on the Internal Revenue Code of 1986, as

Additional information for shareholders (continued)

Taxation (continued)

amended, its legislative history, existing and proposed regulations, published rulings and court decisions, the laws of the United Kingdom and the practice of Her Majesty's Revenue and Customs, all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income and Capital Gains (the Treaty). These laws are subject to change, possibly on a retroactive basis.

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

Additional information for shareholders (continued)

Taxation (continued)

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

PFIC rules    Diageo believes that ordinary shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. Instead, US holders would be treated as if the holder had realised such gain and certain 'excess distributions' pro-rated over the holder's holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain or distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a holder's ordinary shares or ADSs will be treated as stock in a PFIC if Diageo were a PFIC at any time during the holding period in a holder's ordinary shares or ADSs. In addition, dividends received from Diageo will not be eligible for the special tax rates applicable to qualified dividend income if Diageo is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Warning to shareholders – share fraud

        Please beware share fraud of "boiler room" scams, where shareholders are called 'out of the blue' by fraudsters (sometimes claiming to represent Diageo) attempting to obtain money or property dishonestly. Further information is available in the investor section of the company's website (www.diageo.com) but in short, if in doubt, take proper professional advice before making any investment decision.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

DIAGEO plc (REGISTRANT)
/s/ DA MAHLAN Name: DA Mahlan Title: Chief financial officer

5 September 2012

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
4.3	Service Agreement, dated 1 March 2012, between Diageo plc, Diageo North America, Inc and Ivan Menezes.
4.4
Letter of Agreement, dated 19 July 2007, between Diageo plc and Dr Franz B. Humer (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.5
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
4.7
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

4.10	Diageo plc 2009 Executive Long Term Incentive Plan, dated 14 October 2009 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-162490) filed with the Securities and Exchange Commission on 15 September 2009).
4.11
Diageo plc 2009 Discretionary Incentive Plan, dated 14 October 2009 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-162490) filed with the Securities and Exchange Commission on 15 September 2009).
4.12
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
4.14
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
4.21
Addendum to Form of Service Agreement for Diageo plc's executives in the United States (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.22	Diageo plc Associated Companies Share Incentive Plan, dated as of 23 August 2011.
6.1	Description of earnings per share (included in note 10 to the consolidated financial statements on page 189 of this Annual Report on Form 20-F.
7.1	Description of unaudited computation of ratio of earnings to fixed charges (included on page 244 of this Annual Report on Form 20-F).
8.1	Principal group companies (included on page 241 of this Annual Report on Form 20-F).
12.1	Certification of Paul S. Walsh filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of Deirdre A. Mahlan filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of Paul S. Walsh furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
13.2	Certification of Deirdre A. Mahlan furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
15.1	Consent of independent registered public accounting firm.

*
Pursuant to an Agreement of Resignation, Appointment and Acceptance dated 16 October 2007 by and among Diageo plc, Diageo Capital plc, Diageo Finance BV, Diageo Investment Corporation, The Bank of New York and Citibank NA, The Bank of New York Mellon has become the successor trustee to Citibank NA under Diageo's indentures dated 3 August 1998, 8 December 2003 and 1 June 1999.

Cross reference to Form 20-F

Item	Required item in 20-F	Page(s)
Part I
1.	Identity of directors, senior management and advisers	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key information
	A. Selected financial data	1-4
	B. Capitalization and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	23-30
4.	Information on the company
	A. History and development of the company	5, 22-23, 227-229, 241
	B. Business overview	7-23, 158-164
	C. Organizational structure	241
	D. Property, plants and equipment	9-12, 195-196
4A.	Unresolved staff comments	Not applicable
5.	Operating and financial review and prospects
	A. Operating results	20-21, 37-78, 164, 207
	B. Liquidity and capital resources	79-84, 202-204, 209-212, 216, 230-231, 233
	C. Research and development, patents and licenses, etc.	20
	D. Trend information	78
	E. Off-balance sheet arrangements	84
	F. Tabular disclosure of contractual obligations	83
	G. Safe harbor	30-32
6.	Directors, senior management and employees
	A. Directors and senior management	87-90, 113-116
	B. Compensation	92-95, 101-122, 236-238
	C. Board practices	87-88, 95-97, 111-113, 127-130
	D. Employees	18-19, 167
	E. Share ownership	111, 116-121, 233-239
7.	Major shareholders and related party transactions
	A. Major shareholders	245
	B. Related party transactions	121, 231-232
	C. Interests of experts and counsel	Not applicable
8.	Financial information
	A. Consolidated statements and other financial information	142-241
	B. Significant changes	240
9.	The offer and listing
	A. Offer and listing details	245-247
	B. Plan of distribution	Not applicable
	C. Markets	245
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable

Item	Required item in 20-F	Page(s)
10.	Additional information
	A. Share capital	Not applicable
	B. Memorandum and articles of association	248-253
	C. Material contracts	111-112, 234-239
	D. Exchange controls	253-254
	E. Taxation	254-258
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	254
	I. Subsidiary information	Not applicable
11.	Quantitative and qualitative disclosures about market risk	84-85, 206-217
12.	Description of securities other than equity securities
	A. Debt securities	Not applicable
	B. Warrants and rights	Not applicable
	C. Other securities	Not applicable
	D. American depositary shares	247-248
Part II
13.	Defaults, dividend arrearages and delinquencies	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
15.	Controls and procedures
	A. Disclosure controls and procedures	131
	B. Management's report on internal control over financial reporting	135
	C. Attestation report of the registered public accounting firm	242-243
	D. Changes in internal control over financial reporting	135
16A.	Audit committee financial expert	127
16B.	Code of ethics	133
16C.	Principal accountant fees and services	127-128, 166
16D.	Exemptions from the listing standards for audit committees	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers	222-224
16F.	Change in registrant's certifying accountant	Not applicable
16G.	Corporate governance	137-138
16H.	Mine safety disclosure	Not applicable
Part III
17.	Financial statements	Not applicable
18.	Financial statements	See Item 8
19.	Exhibits	260-262

Page(s)
Additional information
Share capital	116-120, 189, 222-224, 233-239
Unaudited computation of ratio of earnings to fixed charges	244
Glossary of terms and US equivalents	266

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

Glossary of terms and US equivalents

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Term used in UK annual report	US equivalent or definition
Acquisition accounting	Purchase accounting
Associates	Entities accounted for under the equity method
American Depositary Receipt (ADR)	Receipt evidencing ownership of an ADS
American Depositary Share (ADS)	Registered negotiable security, listed on the New York Stock Exchange, representing four Diageo plc ordinary shares of 28 101/108 pence each
Called up share capital	Common stock
Capital allowances	Tax depreciation
Capital redemption reserve	Other additional capital
Company	Diageo plc
CPI	Consumer price index
Creditors	Accounts payable and accrued liabilities
Debtors	Accounts receivable
Employee share schemes	Employee stock benefit plans
Employment or staff costs	Payroll costs
Equivalent units	An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. To convert volume of products other than spirits to equivalent units: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10, and certain pre-mixed products classified as ready to drink in nine-litre cases divide by five.
Euro, €, ¢	Euro currency
Exceptional items	Items that, in management's judgement, need to be disclosed separately by virtue of their size or incidence
Excise duty	Tax charged by a sovereign territory on the production, manufacture, sale or distribution of selected goods (including imported goods) within that territory. It is generally based on the quantity or alcohol content of goods, rather than their value, and is typically applied to alcohol products and fuels.
Finance lease	Capital lease
Financial year	Fiscal year
Free cash flow	Net cash flow from operating activities, net purchase and disposal of property, plant and equipment and movements in loans and other investments
Freehold	Ownership with absolute rights in perpetuity
GAAP	Generally accepted accounting principles
Group and Diageo	Diageo plc and its consolidated subsidiaries
IFRS	International Financial Reporting Standards as endorsed and adopted for use in the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board
Impact Databank	An international data resource for the beverage alcohol industry that is independent from industry participants
LIBOR	London Interbank Offered Rate
Merger accounting	Pooling of interests
Net sales	Sales after deducting excise duties
Noon buying rate	Buying rate at noon in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York
Operating profit	Net operating income
Organic movement	At level foreign exchange rates and after adjusting for exceptional items, acquisitions and disposals for continuing operations
Own shares	Treasury stock
Pound sterling, sterling, £, pence, p	UK currency
Price/mix	Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented
Profit	Earnings
Profit for the year	Net income
Provisions	Accruals for losses/contingencies
Reserves	Accumulated earnings, other comprehensive income and additional paid in capital
RPI	Retail price index
RTD	Ready to drink products. Ready to drink also include ready to serve products, such as pre mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.
SEC	US Securities and Exchange Commission
Share premium	Additional paid in capital or paid in surplus
Shareholders' funds	Shareholders' equity
Shares	Common stock
Shares and ordinary shares	Diageo plc's ordinary shares
Shares in issue	Shares issued and outstanding
Trade and other payables	Accounts payable and accrued liabilities
Trade and other receivables	Accounts receivable
US dollar, US$, $, ¢	US currency