Form 20-F
period 2013-06-30
DIAGEO PLC
filed 2013-08-12
CIK 835403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 30 June 2013

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

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 2,754,166,581 ordinary shares of 28 101/108 pence each.

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

         If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☐

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No ☒

         This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 30 June 2013 of Diageo plc (the 2013 Form 20-F).

Contents

1	Historical information
5	Business description
5	Strategy
7	Business overview
24	Risk factors
32	Cautionary statement concerning forward-looking statements
34	Business review
34	Introduction
34	Trend information
35	Operating results 2013 compared with 2012
57	Operating results 2012 compared with 2011
75	Liquidity and capital resources
79	Capital commitments
79	Other contractual obligations
80	Post balance sheet events
81	Off-balance sheet arrangements
81	Risk management
82	Critical accounting policies
83	New accounting standards
83	Definitions and reconciliations of non-GAAP measures to GAAP measures
96	Board of directors and company secretary
99	Executive committee
101	Directors' remuneration report
137	Corporate governance report
154	Directors' report
157	Financial statements
158	Report of independent registered public accounting firm
159	Consolidated income statement
160	Consolidated statement of comprehensive income
161	Consolidated balance sheet
162	Consolidated statement of changes in equity
163	Consolidated statement of cash flows
164	Accounting policies of the group
171	Notes to the consolidated financial statements
246	Principal group companies
247	Report of independent registered public accounting firm – internal controls
249	Unaudited computation of ratio of earnings to fixed charges
250	Additional information for shareholders
250	Legal proceedings
250	Related party transactions
250	Share capital
252	American depositary shares
252	Articles of association
258	Exchange controls
258	Documents on display
258	Taxation
262	Warning to shareholders – share of fraud
263	Signature
264	Exhibits
267	Cross reference to Form 20-F
270	Glossary of terms and US equivalents

Contents (continued)

This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2013. The information set out in this Form 20-F does not constitute Diageo plc's statutory accounts under the UK Companies Acts for the years ended 30 June 2013, 2012 or 2011. KPMG Audit Plc has reported on those accounts; their audit reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the accounts for the years ended 30 June 2013, 2012 or 2011. The accounts for 2012 and 2011 have been delivered to the registrar of companies and those for 2013 will be delivered in due course.

        This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo's control. For more details, please refer to the cautionary statement concerning forward-looking statements on pages 32 to 33.

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

        Diageo's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed and adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB. Unless otherwise indicated, all financial information contained in this document has been prepared in accordance with IFRS. The brand ranking information presented in this report, when comparing volume information with competitors, has been sourced from data published by Impact Databank, IWSR, IRI, Beverage Information Group or Plato Logic. Market data information and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates.

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

Historical information

The following table presents selected consolidated financial data for Diageo prepared under International Financial Reporting Standards (IFRS) as adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB) for the five years ended 30 June 2013 and as at the respective year ends. References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB, unless otherwise indicated. The data presented below has been derived from Diageo's audited consolidated financial statements.

		Year ended 30 June
	Notes	2013	2012	2011	2010	2009
		£ million	£ million	£ million	£ million	£ million
Income statement data
Sales		15,487	14,594	13,232	12,958	12,283
Operating profit	1,2	3,431	3,158	2,595	2,574	2,418
Profit for the year
Continuing operations	1,2	2,594	2,083	2,017	1,762	1,704
Discontinued operations	3	—	(11)	—	(19)	2

Total profit for the year	1,2	2,594	2,072	2,017	1,743	1,706

		pence	pence	pence	pence	pence
Per share data
Dividend per share	4	47.40	43.50	40.40	38.10	36.10
Earnings per share
Basic
Continuing operations	1	99.3	78.2	76.2	66.3	64.5
Discontinued operations		—	(0.4)	—	(0.8)	0.1

Basic earnings per share	1	99.3	77.8	76.2	65.5	64.6

Diluted
Continuing operations	1	98.7	77.8	76.0	66.2	64.3
Discontinued operations		—	(0.4)	—	(0.8)	0.1

Diluted earnings per share	1	98.7	77.4	76.0	65.4	64.4

		million	million	million	million	million
Average shares		2,502	2,495	2,493	2,486	2,485

		As at 30 June
		Notes	2013	2012	2011	2010 2009
		£ million	£ million	£ million	£ million	£ million
Balance sheet data
Total assets	1	25,077	22,350	19,777	19,454	18,018
Net assets		8,107	6,811	5,985	4,786	3,874
Net borrowings	5	8,403	7,570	6,450	6,954	7,419
Equity attributable to the parent company's equity shareholders		7,036	5,588	5,245	4,007	3,169
Share capital	6	797	797	797	797	797

Historical information (continued)

Notes to the historical information

1.      Accounting policies    The consolidated financial statements for the five years ended 30 June 2013 were prepared in accordance with IFRS. The IFRS accounting policies applied by the group to the financial information in this document are presented in 'Accounting policies of the group' in the consolidated financial statements.

2.      Exceptional items    Exceptional items are charges or credits which, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate. An analysis of exceptional items is as follows:

	Year ended 30 June
	2013	2012	2011	2010	2009
	£ million	£ million	£ million	£ million	£ million
Items included in operating profit
Restructuring programmes	(69)	(96)	(111)	(142)	(170)
Pension changes – past service credits	20	115	—	—	—
Brand impairment	(50)	(59)	(39)	(35)	—
Duty settlements	—	—	(127)	—	—
SEC settlement	—	—	(12)	—	—

	(99)	(40)	(289)	(177)	(170)

Sale of businesses	(83)	147	(14)	(15)	—

Items included in taxation
Tax on exceptional operating items	27	19	51	39	37
Tax on sale of businesses	28	—	3	10	—
Loss of future tax amortisation	—	(524)	—	—	—
Settlements with tax authorities	—	—	66	—	155

	55	(505)	120	49	192

Exceptional items in continuing operations	(127)	(398)	(183)	(143)	22
Discontinued operations net of taxation (note 3)	—	(11)	—	(19)	2

Exceptional items	(127)	(409)	(183)	(162)	24

3.      Discontinued operations    In the year ended 30 June 2012 discontinued operations represented a charge after taxation of £11 million (2011 – £nil; 2010 – £19 million) in respect of the discounted value of anticipated future payments to additional thalidomide claimants. In the year ended 30 June 2009 discontinued operations are in respect of the packaged food business (Pillsbury sold 31 October 2001).

4.      Dividends    The board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of any future dividends, subject to shareholder approval, will depend upon Diageo's earnings, financial condition and such other factors as the board deems relevant. Proposed dividends are not considered to be a liability until they are approved by the board for the interim dividend and by the shareholders at the annual general meeting for the final dividend.

Historical information (continued)

        The table below sets out the amounts of interim, final and total cash dividends paid by the company on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

		Year ended 30 June
		2013	2012	2011	2010	2009
		pence	pence	pence	pence	pence
Per ordinary share	Interim	18.10	16.60	15.50	14.60	13.90
	Final	29.30	26.90	24.90	23.50	22.20

	Total	47.40	43.50	40.40	38.10	36.10

		$	$	$	$	$
Per ADS	Interim	1.10	1.05	1.02	0.90	0.82
	Final	1.79	1.72	1.59	1.48	1.46

	Total	2.89	2.77	2.61	2.38	2.28

Note: Subject to shareholders' approval the final dividend for the year ended 30 June 2013 will be paid on 3 October 2013, and payment to US ADR holders will be made on 8 October 2013. In the table above, an exchange rate of £1 = $1.53 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 3 October 2013.

5.      Net borrowings definition    Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

6.      Share capital    During the year ended 30 June 2009 the company purchased 38 million ordinary shares for cancellation or to be held as treasury shares at a cost of £354 million as part of a share buyback programme.

7.      Exchange rates    A substantial portion of the group's assets, liabilities, revenues and expenses are denominated in currencies other than pounds sterling. For a discussion of the impact of exchange rate fluctuations on the group's financial position and results of operations, see note 19 to the consolidated financial statements.

        The following table shows period end and average US dollar/pound sterling noon buying exchange rates, for the periods indicated, expressed in US dollars per £1.

	Year ended 30 June
	2013	2012	2011	2010	2009
	$	$	$	$	$
Year end	1.52	1.57	1.61	1.50	1.65
Average rate*	1.57	1.59	1.59	1.57	1.60

*
The average of the noon buying rates on the last business day of each month during the year ended 30 June.

Historical information (continued)

The following table shows period end, high, low and average US dollar/pound sterling noon buying exchange rates by month, for the six month period to 31 July 2013, expressed in US dollars per £1. The information in respect of the month of July is for the period up to and including 31 July 2013.

	2013
	July	June	May	April	March	February
	$	$	$	$	$	$
Month end	1.52	1.52	1.52	1.55	1.52	1.52
Month high	1.54	1.57	1.56	1.55	1.52	1.58
Month low	1.48	1.52	1.50	1.51	1.49	1.51
Average rate**	1.52	1.55	1.53	1.53	1.51	1.55

**
The average of the noon buying rates on each business day of the month.

The average exchange rate for period 1 to 2 August 2013 was £1 = $1.52 and the noon buying exchange rate on 2 August 2013 was £1 = $1.53.

These rates have been provided for information only. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the consolidated financial statements. See note 2(e) to the consolidated financial statements for the actual rates used in the preparation of the consolidated financial statements.

Business description

Diageo is the world's leading premium drinks business. Its geographic breadth and range of industry leading brands across categories and price points is unparalleled.

        The business is balanced having a strong presence in the world's largest and most profitable beverage alcohol market, the United States, an integrated Western European business and a large and increasing presence in the new high growth markets of Africa, Latin America, Asia Pacific, Central and Eastern Europe, Russia and Turkey. Diageo's strong financial position has been built through investing in the growth of its brands, through continuing to improve its routes to market and through expanding its presence in the new high growth markets both organically and through selective acquisitions. Diageo maintains the strength of its brands and enhances its position through world class marketing and industry leading innovation. Diageo has scale but acts with agility to deliver top line growth, margin improvement and improved shareholder return. Diageo is proud of the role its brands play in the social life and celebrations of consumers around the globe.

        Diageo plc is incorporated as a public limited company in England and Wales. Diageo was incorporated as Arthur Guinness Son and Company Limited on 21 October 1886. The group was formed by the merger of Grand Metropolitan Public Limited Company (GrandMet) and Guinness PLC (the Guinness Group) in December 1997. Diageo plc's principal executive office is located at Lakeside Drive, Park Royal, London NW10 7HQ and its telephone number is +44 (0) 20 8978 6000.

Strategy

Diageo's strategy is to drive top line growth and margin expansion in a sustainable and responsible way and to deliver consistent value creation for its shareholders over the long term. To do this Diageo will use its broad brand range, category depth and geographic reach to deliver on consumer needs. Key to achieving its strategy is the expertise of its people who share the same values.

        Diageo has a broad range of leading brands across categories and price points. It owns six of the world's top 20 spirit brands by retail sales, including Johnnie Walker, the number one spirit brand by value and Smirnoff, the number one premium spirit brand by volume, making Diageo the leading premium spirits business in the world by volume, net sales and operating profit. In beer, Diageo owns one of the truly global beer brands, Guinness, the number one stout in the world. Diageo's wine brands are sold predominantly in North America and Great Britain where they offer a route to market benefit. Diageo's global brands are complemented by strong local brands to broaden the category range and to create category depth providing access at affordable price points to the increasing number of middle class consumers aspiring to trade up in their drink of choice. Diageo's brands cover a range of price points, from Diageo's reserve brands, including Johnnie Walker Blue Label, Cîroc and Ketel One vodka to more affordable brands, such as VAT69 in India, White Horse in Russia and 20cl bottles of Johnnie Walker Red Label and local beers across Africa.

        Diageo is a global company with products sold in more than 180 countries around the world. In the developed markets, primarily in North America and Western Europe, Diageo has built scale and strong routes to market. In the new high growth markets, Diageo is the number one international spirits company in Asia Pacific and Latin America and the leading beer and spirits company in Africa. These rapidly growing markets now contribute more than 40% of Diageo's net sales, up from a fifth in 2005. These markets are expected to contribute 50% of Diageo's net sales by the end of 2015 through double digit organic growth as international spirits penetration expands and with selective acquisitions.

        In the new high growth markets Diageo expects to make acquisitions of companies with both strong local routes to market and with brands that can be premiumised and appeal to the growing

Business description (continued)

number of middle class consumers. The acquisitions of Mey Içki in Turkey, Ypióca in Brazil, the Serengeti and Meta breweries in Africa, its major shareholding in Shuijingfang in China, its investment in Halico in Vietnam, and from July 2013 its major shareholding in United Spirits Limited (USL) in India, each demonstrate this strategy in action.

        Diageo explores the potential to make acquisitions on an ongoing basis and is currently evaluating a number of such opportunities of which some could be significant although no agreements or commitments for any significant acquisitions currently exist. Funds for any such acquisitions would be drawn from internally generated cash, bank borrowings or the issuance of equity or debt securities (in an amount that cannot now be determined) and the proceeds of any disposals. Other than as described herein, no material disposals are currently contemplated.

        Diageo believes it leads the industry in marketing, combining expertise and creative alliances to engage consumers through traditional and digital media channels. This expertise and collaboration, combined with the benefits of global scale and consumer insights, delivers world class marketing campaigns focusing on the range of price points from luxury to more affordable brands; on new consumer groups, such as the emerging middle class, multicultural and female consumers; and on marketing innovation. Marketing spend is focused on the strategic brands and the new high growth markets. Global campaigns are made locally relevant with the use of local agencies. For example, the global Johnnie Walker 'Keep Walking' campaign has been in place for over 10 years and while the campaign is based on the universal appeal of personal progress, each market has local creative executions which reflect local insights.

        Diageo's industry leading innovation programme is making a significant contribution to Diageo's net sales and operating profit growth by focusing not only on building a pipeline for the future, but also on sustaining past launches to drive long term value across the brand portfolio. Recent launches have focused on the consumers' desire for luxury, the tastes and increasing affluence of the emerging middle class consumer and increasing the accessibility of spirits through flavour extensions and new packaging and drink formats.

        Diageo has strong routes to market which leverage local expertise. In the United States, Diageo is required by law to operate through a three-tier distribution system which separates suppliers, distributors and retailers. Diageo works with distributors who provide a substantial dedicated sales team of nearly 3,000 people. Outside of the United States, Diageo owns and controls the route to market in many countries, and in others the route to market is through joint ventures, associates and third party distributors. The recent acquisitions in the new high growth markets have helped to enhance Diageo's routes to market with the addition of the leading spirits company in Turkey, Mey Içki; the second largest brewery in Ethiopia, Meta Abo; the leader in the premium cachaça segment in Brazil, Ypióca; and with investments in a premium local spirit company in China, Shuijingfang, the leading branded spirit company in Vietnam, Halico and the leading beverage alcohol producer in India, USL.

        Diageo works in collaboration with its customers to drive profitable category growth, by building partnerships with retailers and on trade customers. The 'Diageo Way of Selling' or the 'Platform for Growth' programmes equip both Diageo and its customers with the tools to be the best sales force in the industry, provide education to its partners and create commercial and strategic value for all parties. The European Customer Collaboration Centre provides a state of the art facility to bring consumer, shopper, retailer and distributor insights together to facilitate integrated planning with customers. These tools enable Diageo to realise its ambition to become an indispensable business partner to its customers.

Business description (continued)

        Diageo has a history of being a sustainable and responsible company dating from Arthur Guinness who undertook philanthropic community programmes and through the 1930s when its predecessor companies marketed their brands in a responsible manner. Diageo understands the social, environmental and economic impact of its activities and has adopted a structured approach to manage these impacts, to build engagement across stakeholders, to create value, especially in the new high growth markets, and to protect Diageo's licence to operate.

        Diageo and its employees are proud of the responsible manner in which its brands are marketed and the role that moderate consumption of its brands can play as part of a balanced lifestyle for millions of people. Diageo seeks to be at the forefront of industry efforts to promote responsible drinking and works with key stakeholders to address alcohol misuse.

        Diageo's supply organisation is responsible for producing, distilling, brewing, bottling, packaging and distributing its brands. It is committed to efficient, sustainable production. Investment in production facilities is focused on building capacity for the production of spirits and beer, with both high speed and high volume, cost efficient production lines and with flexible production facilities to create an industry leading supply chain for innovation, especially in luxury products. Diageo deploys groundbreaking new technology in its production sites in an effort to deliver cost savings, security of supply and reduction of waste. Diageo is constantly looking at ways to improve water efficiency, reduce water wastage, increase the use of sustainable packaging and reduce pollution, carbon emissions and waste to landfill.

        Diageo is committed to generating broad-based prosperity through the value chain and through direct investment in the communities in which it operates, especially in the new high growth markets, by integrating its supply chain into the local community and through direct initiatives such as the 'Learning for Life' and 'Water of Life' programmes in Latin America and Caribbean and Africa.

        Diageo believes that industry leading performance will be delivered through a talented and diverse workforce and great leadership. The company has active programmes that ensure the development of its management and leaders. Great leadership combined with a culture of good governance and ethics protect Diageo's reputation and support the sustainable efficient growth of the business.

Business overview

Market participation    In the year ended 30 June 2013, Diageo managed its business through five regions: North America; Western Europe; Africa, Eastern Europe and Turkey; Latin America and Caribbean and Asia Pacific. North America is the biggest region by net sales and operating profit and Diageo is the number one spirits company in the region. The main focus of the business in North America is to drive continued top line growth in the on trade, to deliver industry leading innovation and to broaden its reach to the multicultural consumer and to improve its operating margin through pricing, premiumisation and by using its scale to drive cost advantage. Diageo is the largest premium drinks company in Western Europe. Western Europe is managed as a single market with the country teams focusing on sales execution, while marketing and back office functions are integrated at a Western Europe level to drive flexibility and efficiency. In the new high growth markets Diageo's strategy is based on the increased spend by both affluent and middle class consumers on premium beverage alcohol. In Africa the strategy is to grow Diageo's leadership across beverage alcohol through focusing on the emerging middle class consumer and providing a brand choice for every motivation, occasion and stage of consumer evolution. Diageo is focused on increasing its presence in spirits through continued investments behind its brands and infrastructure, through access pricing of the premium international brands and through building on its existing beer route to market. Diageo is

Business description (continued)

increasing its presence in beer in Africa through investments in capacity expansion and targeted acquisitions. In Eastern Europe Diageo is focused on the emerging middle class consumers and in Turkey the focus is on growing local spirits and international spirits. In Latin America and Caribbean the strategic priority is continued leadership in scotch, while broadening the category range to include vodka, rum, liqueurs and local spirits. Diageo continues to invest behind routes to market, the range and depth of its portfolio of leading brands and is enhancing its supply footprint to enable the business to provide the emerging middle class and an increasing number of wealthy consumers with the premium brands they aspire to. The strategy in Asia Pacific which encompasses both developed and new high growth markets is to operate across categories with participation in local spirits, international spirits and beer, focusing on the highest growth categories and consumer opportunities, driving continued development of super and ultra premium scotch and leveraging the emerging middle class consumer opportunity in the new high growth markets through a combination of organic growth and selective acquisitions.

Market leading brands    In calendar year 2012, the Diageo brand range included six of the top 20 spirits brands worldwide by value as estimated by Impact Databank. Diageo classifies its brands as spirits, beer, wine and ready to drink. An analysis of the group's volume is as follows:

	2013 Volume	2012 Volume	2011 Volume
	units million	units million	units million
Spirits	130	121	113
Beer	27	27	26
Wine	3	3	3
Ready to drink	5	6	6

Total	165	157	148

Strategic brands    In the year ended 30 June 2013, Diageo classified a group of brands as strategic brands worldwide. Diageo considers that these brands have the greatest current and future earnings potential. Figures for strategic brands exclude related ready to drink products. Strategic brands accounted for 57% of volume and net sales. 71% of the group's marketing spend supported these brands.

Business description (continued)

Brand#	2013 Volume
	units million
Johnnie Walker Scotch whisky	20	The number one Scotch whisky in the world*
Crown Royal Canadian whisky	6	The number one Canadian whisky in the world**
JeB Scotch whisky	4	The number five Scotch whisky in the world*
Buchanan's Scotch whisky	2	The number two premium Scotch whisky in Latin America and Caribbean*
Windsor Premier Scotch whisky	1	The number one super premium Scotch whisky in Asia Pacific*
Bushmills Irish whiskey	1	Distilled at Ireland's oldest working distillery
Smirnoff vodka	26	The number one premium vodka in the world**
Ketel One vodka (exclusive worldwide distribution rights)	2	The number two super premium vodka in the United States†
Cîroc vodka	2	The number two ultra premium vodka in the United States†
Captain Morgan rum and rum based products	10	The number two brand in the rum category in the world**
Baileys Irish Cream liqueur	7	The number one liqueur in the world**
Tanqueray gin	2	The number one imported gin in the United States†[nc_cad,217]
Guinness stout	11	The number one stout in the world‡

*
Source: IWSR 2012;

**
Source: Impact Databank 2012;

†
Source: IRI;

†[nc_cad,217]
Source: Beverage Information Group;

‡
Source: Plato Logic;

#
Portfolio of premium drinks comprises brands owned by the company as a principal and some brands held by the company under agency or distribution agreements.

The distribution agreements entered into among Diageo and certain affiliates of Casa Cuervo SA de C.V (collectively Cuervo) for the distribution of Cuervo products in the United States and other territories around the world, expired on 30 June 2013. Except in those territories, such as the United States, where Cuervo opted to buy the inventory held by Diageo at the time of the expiration of the corresponding distribution agreements, Diageo is able to continue selling such inventory until early November 2013. The distribution of Cuervo products contributed net sales of £308 million and operating profit of £76 million in the year ended 30 June 2013 (2012 – £304 million and £67 million, respectively).

Business description (continued)

Other brands

Other spirits brands include	Other beer brands include*	Wine brands include	Ready to drink brands include
Gordon's gin and Gordon's vodka	Malta Guinness non-alcoholic malt	Blossom Hill	Smirnoff Ice
Old Parr Scotch whisky	Harp lager	Sterling Vineyards	Smirnoff cocktails
Bundaberg rum	Tusker lager	Beaulieu Vineyard	Bundaberg ready to drink
Seagram's 7 Crown whiskey	Senator lager
Bell's Scotch whisky	Red Stripe lager
The Classic Malts Scotch whiskies
Yenì Raki

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

        During the year ended 30 June 2013, approximately 77% of total manufacturing was undertaken by Global Supply organised into four production centres: Europe Supply, Americas Supply, Global Beer Supply and Asia Pacific Supply. The remaining production activities of the group are integrated into the distribution organisation of the group, principally in Africa. As of 1 July 2013, supply operations have been fully integrated into demand markets while the supply operations in the United Kingdom, Ireland and Italy, which supply multiple international markets, are operated as the International Supply Centre. The locations, principal activities, products, packaging production capacity and packaging production volume of Diageo's principal production centres in the year ended 30 June 2013 are set out in the table below.

Business description (continued)

Production centre	Location	Principal products	Production capacity in millions of equivalent units*	Production volume in 2013 in millions of equivalent units
Europe Supply	United Kingdom	Scotch whisky, Irish whiskey, gin, vodka, rum, ready to drink	80	54
	Ireland (Baileys)	Irish cream liqueur	12	7
	Italy (Santa Vittoria)	Vodka, wine, rum, ready to drink	10	6
	Turkey	Raki, vodka, gin, liqueur, wine	8	6
Americas Supply	United States, Canada, US Virgin Islands	Vodka, gin, tequila, rum, wine, Canadian whisky, American whiskey, progressive adult beverages, ready to drink	44	38
	United States	Wine	2	1
	Brazil	Cachaça	7	5
Global Beer Supply	Ireland (Guinness)	Beer	9	8
	Jamaica	Beer	1	1
Asia Pacific Supply	Australia	Rum, vodka, ready to drink	4	3
	Singapore	Finishing centre	4	3
Africa Supply	Nigeria	Beer	6	5
	South Africa	Beer and spirits	3	3
	East Africa (Uganda, Kenya, Tanzania)	Beer and spirits	10	9
	Africa Regional Markets (Ethiopia, Cameroon, Ghana, Seychelles)	Beer	3	3

*
Capacity represents ongoing production capacity at any production centre. The production capacities quoted in the table are based on actual production levels for the year ended 30 June 2013 adjusted for the elimination of unplanned losses and inefficiencies, and taking into account planned manning levels for the coming year.

Spirits    Spirits are produced in distilleries located worldwide. The group owns 29 Scotch whisky distilleries in Scotland, an Irish whiskey distillery in Northern Ireland, two whisky distilleries in Canada and a whiskey distillery in the United States. Diageo produces Smirnoff internationally. Ketel One vodka is purchased as finished product from The Nolet Group. Gin distilleries are located in both the United Kingdom and the United States. Baileys is produced in the Republic of Ireland and Northern Ireland. Rum is blended and bottled in the United States, Canada, Italy and the United Kingdom, and

Business description (continued)

is distilled, blended and bottled in the US Virgin Islands, Australia, Venezuela and Guatemala. Raki is produced in Turkey, while Chinese white spirits are produced in Chengdu, in the Sichuan province of China. In August 2012, Diageo acquired 100% of Ypióca Bebidas S.A. which owns a farm and a distillery in Ceará State in Brazil and produces cachaça. The company also owns a packaging plant in Fortaleza in northern Brazil and a warehouse in São Paulo. Diageo's maturing Scotch whisky is located in warehouses in Scotland (primarily at Blackgrange), its maturing Canadian whisky in La Salle and Gimli in Canada and its maturing American whiskey in Kentucky and Tennessee in the United States.

        In April 2013, it was announced that Teaninich in Scotland would be the location for a new malt whisky distillery and a new bioenergy plant that will power the distillery and the capacity of the existing Teaninich distillery will be increased. The construction of the new distillery is expected to commence in July 2014 and production is expected to start in January 2016. Diageo also announced a major expansion of its Scotch whisky production in the Speyside area, including a project to substantially increase the capacity of the Mortlach distillery at Dufftown and construction of a new plant at Glendullan to produce biogas which will be used to power the distillery. Elsewhere in Scotland, the company is progressing plans for a major expansion of the Glen Ord Distillery, near Muir of Ord and is progressing with construction of new warehousing at Cluny near Kirkcaldy. These activities are part of a five-year investment plan launched in June 2012 where the group plans to lay down maturing scotch inventory over five years at a cost of over £500 million in order to be able to meet future demand.

        In May 2011, Diageo announced the closure of the Menlo Park bottling plant in California and the specialty product building at the Relay plant in Maryland, in the United States. New investment has been made in the North American spirits supply chain principally in the packaging plants at Plainfield in Illinois and Relay in Maryland. This investment has delivered cost savings, modernised the US bottling manufacturing footprint and created a platform for higher quality, more flexible, more productive and sustainable operations in both Plainfield and Relay.

        A distillery was opened in November 2010 in St. Croix as a result of a public/private initiative formed by Diageo and the government of the US Virgin Islands. This new facility has the capacity to distil up to 13 million equivalent units annually and supplies all rum used to produce Captain Morgan and other branded products for the United States.

        A restructuring of the group's supply operations in Scotland was announced in July 2009. This resulted in the consolidation of production activities into fewer sites. The Kilmarnock packaging plant ceased operations in March 2012 after production was moved to the newly expanded packaging facility at Leven in Fife.

Beer    Diageo's principal brewing facilities are at the St James's Gate brewery in Dublin, Ireland and in Nigeria, Kenya, Ghana, Cameroon, Ethiopia, Tanzania, Uganda, Seychelles, Malaysia and Jamaica. In addition, Diageo also owns a 25% equity interest in Sedibeng brewery in South Africa. Additionally, Guinness is brewed by more than 35 third parties around the world under licence arrangements. Guinness flavour extract is shipped from Ireland to all overseas Guinness brewing operations.

        All Guinness Draught production in the Republic of Ireland is at the St James's Gate brewery in Dublin. Guinness Draught in cans and bottles is packaged at Runcorn and Belfast in the United Kingdom. The Runcorn facility performs the kegging of Guinness Draught, transported to Great Britain in bulk.

        In January 2012, Diageo announced that its Irish breweries will be centralised in Dublin's St James's Gate site as part of an investment project at a cost of €153 million (£123 million). The

Business description (continued)

brewing activities at Dundalk, Kilkenny and Waterford are expected to cease by the end of calendar year 2013.

Wine    Diageo's principal wineries are in the United States, Argentina and Turkey. For European markets, wines are mainly bottled in Diageo's facilities in Italy. Wines are sold both in their local markets and overseas.

Ready to drink    Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, South Africa, Australia, the United States and Canada.

Property, plant and equipment    Diageo owns approximately 91% of the manufacturing, distilling, brewing, bottling and administration facilities it uses across the group's worldwide operations. It holds approximately 4% of properties on leases in excess of 50 years. The principal production facilities are described above. As at 30 June 2013, Diageo's land and buildings are included in the group's consolidated balance sheet at a net book value of £945 million. Diageo's two largest individual facilities, in terms of book value, are the Leven bottling and blending facility in Scotland and St James's Gate brewery in Dublin. Of the book value of Diageo's lands and buildings approximately 37% are properties located in Great Britain, 17% in Ireland and 14% in the United States.

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

Raw materials and supply agreements    The group has a number of long term contracts in place for the purchase of significant raw materials including glass, other packaging, spirit, cream, rum and grapes. Forward contracts are in place for the purchase of raw materials including cereals to minimise the effects of short term price fluctuations.

        Cream is the principal raw material used in the production of Irish cream liqueur and is sourced from Ireland. Grapes are used in the production of wine and raki and are sourced from suppliers in the United States, Argentina and Turkey. Other raw materials purchased in significant quantities for the production of spirits and beer are molasses, cereals, sugar and a number of flavours (such as juniper berries, agave, aniseed, chocolate and herbs). These are sourced from suppliers around the world.

        The majority of products are supplied to customers in glass bottles. Glass is purchased from suppliers located around the world, the principal supplier being the Owens Illinois group.

Marketing and innovation    Diageo is committed to investing in its brands to drive growth and make its brands even stronger. In the year ended 30 June 2013, £1,787 million was spent globally on marketing with a focus on its strategic brands that accounted for 71% of total marketing spend.

        Diageo's marketing strategy is to anticipate and respond to the rapidly changing dynamics across all the markets in which it operates, with particular focus on four key areas: price points, consumer groups, cutting edge marketing and geography (both developed and new high growth markets).

        Diageo builds its brands through a combination of marketing programs and strategic innovation and views this as a continued source of competitive advantage.

Business description (continued)

        Diageo makes extensive use of a diverse range of new and traditional media – from print, digital, mobile, point of sale and outdoor advertising, and uses radio, cinema, television advertising and other engagement platforms, where appropriate and permitted by law, to engage with consumers and customers. Sponsorship also plays an important role in Diageo's brand marketing and commercial profile.

Business analysis    In the year ended 30 June 2013, North America; Western Europe; Africa, Eastern Europe and Turkey; Latin America and Caribbean and Asia Pacific contributed 40%, 18%, 18%, 13% and 11%, respectively, of the group's operating profit before exceptional items and corporate costs.

        An analysis of net sales and operating profit by operating segment for the year ended 30 June 2013 is set out in the table below.

	2013			2012 (restated)*
	Net sales	Operating profit/(loss) before exceptional items	Operating profit/(loss)	Net sales	Operating profit/(loss) before exceptional items	Operating profit/(loss)
	£ million	£ million	£ million	£ million	£ million	£ million
North America	3,733	1,484	1,484	3,556	1,360	1,349
Western Europe	2,220	656	625	2,345	717	760
Africa, Eastern Europe and Turkey	2,280	654	649	2,051	575	568
Latin America and Caribbean	1,457	471	471	1,239	369	367
Asia Pacific	1,667	414	413	1,501	342	332
Global Supply	—	—	(62)	—	—	(40)
Corporate	76	(149)	(149)	70	(165)	(178)

Total	11,433	3,530	3,431	10,762	3,198	3,158

*
Restated for changes in reporting segments and allocation of specific Corporate and Global Supply items, see page 34.

North America    North America is the largest market for Diageo in terms of net sales and operating profit and the largest market for premium drinks in the world. Diageo sells and markets its products through five operating units: US Spirits and Wine, Diageo Guinness USA, Diageo Chateau & Estate Wines, Diageo Canada and the North American operations of Global Travel.

        The US Spirits and Wine business, while managed as a single business unit, executes sales and marketing activities through seven divisions. Within the United States, there are generally two types of regulatory environments for spirits and wine: open states and control states. In open states, companies are permitted to sell spirits directly to independent distributors. In these open states, Diageo generally trades through a three-tier distribution system, where the product is initially sold to distributors, who then sell it to on and off trade retailers. In most control states, Diageo sells its spirits products to state liquor control boards through the bailment warehousing system, and from there to state or agency liquor stores. There are variations – for example, certain states control distribution but not retail sales. Generally, wines are treated in the same way as spirits, although most states that are control states for spirits are open states for wines. Five of the US Spirits and Wine divisions conduct activities in open states and two conduct activities in control states.

Business description (continued)

        National brand strategy and strategic accounts marketing are managed at the North America level. The US Spirits and Wine divisions market Diageo's collection of spirits and wine brands across the United States.

        Diageo Guinness USA markets Diageo's US beer brands nationally as well as the group's progressive adult beverages. Beer distribution generally follows the three-tier open state regulations across the United States.

        Diageo Chateau & Estate Wines owns, leases and operates wineries in California. In the United States, the majority of the wine is sold through the US Spirits and Wine divisions with the remainder sold through the winery visitors centres and club sales.

        The Canada business unit distributes the group's collection of spirits, beer and wine brands across all Canadian territories. In Canada, spirits and beer distribution laws are generally consistent and similar to those of control states in the United States. Diageo, however, has some licences to deliver keg beer directly to licensed accounts, which account for approximately 21% of Diageo's beer business in Canada.

        Across the United States, Diageo's distributors and brokers have nearly 3,000 dedicated sales people focused on selling its spirits and wine brands. Diageo has pursued a distribution strategy centred on consolidating the distribution of its spirits and wine brands into a single distributor or broker in each state where possible. The strategy is designed to provide a consolidated distribution network, which will limit the duplication of activities between Diageo and the distributor, improve selling capabilities and enable a number of alternative approaches to optimise product distribution. To date, Diageo has consolidated its business in 41 markets (40 states plus Washington DC), representing over 80% of Diageo's US spirits and wine volume. The remaining markets will be consolidated as opportunities arise. Diageo continues to focus on building the capabilities and selling tools of the distributors' dedicated sales forces and creating a more efficient and effective value chain.

Western Europe    Western Europe comprises Great Britain, Ireland, Iberia, France, Germany, Benelux, Italy, Nordics, Greece, Switzerland, Austria, the Western European reserve brands, Diageo Guinness Continental Europe, European wines and the Western European operations of Global Travel.

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

        Across the remainder of Western Europe, Diageo distributes its spirits brands primarily through its own distribution companies, except for France where products are sold through a joint arrangement with Moët Hennessy. In the Nordic countries Diageo has sales offices in Sweden, Norway and Denmark. In these countries, except for Denmark, off trade sales are controlled by state monopolies, with alcohol tax rates among the highest in the world and border trade and duty free being important sources of sales. Smirnoff Ice is sold in Nordic countries through Carlsberg.

Business description (continued)

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

Africa, Eastern Europe and Turkey    Africa, Eastern Europe and Turkey comprises Nigeria, East Africa (Kenya, Tanzania, Uganda, Burundi, Rwanda and South Sudan), Africa Regional Markets (including Ghana, Cameroon, Ethiopia, Angola, Mozambique and Democratic Republic of Congo), South Africa, Russia, Central and Eastern Europe, Turkey and the African and Eastern European operations of Global Travel.

        Diageo has 14 breweries in Africa including Sedibeng in South Africa which is 25% owned by Diageo. In addition, Diageo's beer and spirits brands are produced by third parties in 20 other African countries. Diageo also owns six other manufacturing facilities including glass manufacturing, blending, malting and cider plants.

        In Nigeria, Guinness, Harp and Malta are the principal brands that are brewed and distributed by Guinness Nigeria plc. Diageo owns 54.3% of the company, which has been brewing Guinness locally since 1962. Diageo's spirits brands are distributed by a wholly owned subsidiary.

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

        Within Africa Regional Markets, Diageo has wholly owned subsidiaries in Cameroon, Ethiopia and Reunion and majority owned subsidiaries in Ghana and the Seychelles. Angola and Mozambique are currently supplied by third party arrangements. Diageo also owns 100% of the equity of Meta Abo Brewery in Ethiopia, of which Meta beer is the principal brand.

        In South Africa, Diageo's business consists of its spirits business through its wholly owned subsidiary Diageo South Africa Limited (DSA); a 42.25% share in DHN Drinks (Pty) Ltd (DHN), a joint venture with Heineken International (Heineken) and Namibia Breweries Ltd (NBL) in respect of beer, cider and ready to drink brands; and a 25% interest in Sedibeng Brewery (Pty) Ltd, the remainder being owned by Heineken. The route to market for DSA and DHN's brands in South Africa is managed by brandhouse Beverages (Pty) Ltd (brandhouse). Brandhouse is a cost sharing joint venture owned equally between DSA and DHN. Diageo also owns 15.01% of NBL. NBL is the producer of Windhoek lager which is sold mainly in Namibia and through DHN in South Africa.

        In June 2013, Diageo completed the acquisition of a 50% equity interest in United National Breweries (UNB), a traditional sorghum beer business in South Africa. The other 50% equity interest is owned by the UB Group and Diageo accounts for its equity holding in UNB as an associate.

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

Business description (continued)

Throughout the whole of the former Soviet Union and Eastern Block (excluding Russia and Poland) plus Iceland, Finland, Malta, Cyprus and Israel, Diageo sells and markets its brands via local distributors. In Hungary, Diageo sells its brands through its associate company, Zwack.

        In Turkey, Diageo sells its products via the distribution network of its wholly owned subsidiary, Mey Içki. Mey Içki distributes both local brands (raki, other spirits and wine) which are produced in its distilleries and wineries and Diageo's global spirits brands. Sales to traditional on and off trade outlets are made through Mey Içki's exclusive distributors and sales to some large store chains are made directly by Mey Içki.

Latin America and Caribbean    Latin America and Caribbean (LAC) comprises PUB (Paraguay, Uruguay and Brazil), Andean (Venezuela and Colombia), WestLAC (Central America and Caribbean, Argentina, Chile, Peru, Ecuador and Bolivia), Mexico and the operations of Global Travel in Latin America and Caribbean.

        In Latin America and Caribbean, distribution is achieved through a mixture of Diageo companies and third party distributors. In addition, Diageo owns a controlling interest in Desnoes & Geddes Limited, the Jamaican brewer of Red Stripe lager.

        In PUB, sales are made directly to international retailers and through distributors and wholesalers for the remainder of the business in Brazil. In addition to Diageo Brazil, the group also owns 100% of Ypióca, a leading cachaça producer and distributor. In Paraguay, the majority of customers are served by Diageo with a portion of sales completed through wholesalers. In Uruguay, Diageo's distribution company manages approximately half of the sales in the market with the other half managed through wholesalers.

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

        In selected markets in WestLAC such as the Free Trade Zone, Bolivia and Ecuador, sales are managed directly by Diageo. In key markets such as Costa Rica and the Dominican Republic sales are made via exclusive distributors, while in Puerto Rico, Trinidad, Guatemala and Panama, third party distributors purchase directly from Diageo and sell on to the local trade. In Chile, Diageo sells directly to international retailers, partnering with an exclusive distributor for other channels. In Argentina, Diageo's business is managed through a combination of wholesalers and distributors outside of major grocers, to whom Diageo sells directly. Diageo Argentina also owns and operates the Navarro Correas winery in Mendoza, Argentina. The winery sells directly to consumers. Jamaica sells to wholesalers and directly to retail trade accounts on the island.

Asia Pacific    Asia Pacific comprises South East Asia (Vietnam, Thailand, Philippines, Indonesia, Malaysia and Singapore), Greater China (China, Taiwan, Hong Kong and Macau), India, Australia, North Asia (Korea and Japan) and Global Travel Asia and Middle East. Diageo operates through a combination of Diageo companies, joint ventures and third party distributors in the region.

        In South East Asia, Diageo distributes its spirits brands through joint venture arrangements with Moët Hennessy in Thailand, Malaysia and Singapore and through its own company in the Philippines and Vietnam. In Indonesia, Guinness is brewed by PT Multi Bintang Indonesia, and is distributed

Business description (continued)

through a distribution agreement with PT Dima Indonesia while spirits brands are distributed by government licensed distributors. In Malaysia, Diageo's own and third party beers are brewed and distributed by a listed business (Guinness Anchor Berhad) in which Diageo and its partner, Asia Pacific Breweries, have a majority share through a jointly controlled entity. In Singapore, Diageo's beer brands are brewed and distributed by Asia Pacific Breweries. In Vietnam, Diageo also has a 45.5% equity stake in Hanoi Liquor Joint Stock Company.

        In Greater China, a significant part of Diageo's spirits business is conducted through a joint venture arrangement with Moët Hennessy in China, Hong Kong and Macau. Diageo's wholly owned subsidiary in China distributes brands not included in the joint venture such as Smirnoff, Windsor and Baileys. Diageo's beer brands are sold through a distribution agreement with Carlsberg in China and Hong Kong. Through Sichuan Chengdu Shuijingfang Group Co., Ltd. (SJF Holdco) (formerly Sichuan Chengdu Quanxing Group Company Ltd.), Diageo has a controlling equity interest in Sichuan Shuijingfang Co., Ltd. (Shuijingfang), a super premium Chinese white spirits company. Diageo is the sole distributor of Shuijingfang's Chinese white spirits outside of China. On 7 June 2013, Diageo acquired an additional 40% equity stake in SJF Holdco which brought its equity shareholding to 93% and increased its effective interest in Shuijingfang to 37%. In Taiwan, Diageo has its own distribution company for spirits.

        In India, Diageo has its own spirits distribution company. In May and July 2013, Diageo completed the acquisition of a 25.02% equity interest in United Spirits Limited (USL), the leading spirits company in India. USL has a strong distribution network and point of sale coverage in India, with sales offices in key Indian state capitals and established manufacturing and bottling plants in all major Indian states.

        In Australia, Diageo has its own production and distribution company and in New Zealand operates through third party distributors. A licensed brewing arrangement is in place in both countries with Lion Nathan.

        In North Asia, Diageo has its own distribution company in Korea. In Japan, the joint venture with Moët Hennessy distributes the majority of super premium brands, while the joint venture with Kirin distributes Diageo's other super premium and premium spirits such as Johnnie Walker Platinum, Gold Reserve and Black Label as well as Smirnoff, Smirnoff Ice and Guinness. Other spirits brands, which are not distributed by either Moët Hennessy or the Kirin joint venture, are distributed by third parties.

        Airport shops and airline customers in Asia Pacific are serviced through a dedicated Diageo sales and marketing organisation. In the Middle East, distribution is achieved through third party distributors. Lebanon is an exception, where a Diageo subsidiary distributes the majority of the Diageo brands sold there.

Global Supply    Global Supply was responsible for the production of approximately 73% of Diageo's products sold globally, for sourcing materials and services through global procurement and for providing logistics, customer service and other technical support through the global technical function.

        Global procurement has responsibility for sourcing goods and services on behalf of the Diageo group. A global network of suppliers provides for a wide range of raw materials and packaging items that are necessary to ensure consistency of quality to support the brands. For commodities, for example cereals, hops and sugar, forward-buying takes place to minimise value at risk. In marketing, global procurement supports the business in sourcing creative media solutions, sponsorship and point of sale activities. Global procurement also supports business services, facilities and computer services.

Business description (continued)

        In March 2013, Diageo announced that its Global Supply and procurement operation will be refocused to enhance alignment between supply operations and Diageo's markets. From 1 July 2013, responsibility for a number of local operations was transferred to the markets and regional structures are being reduced. The Global Supply function will remain responsible for ensuring excellence across all supply operations.

Corporate    Corporate costs which cannot be directly allocated to the business areas are reported separately within Corporate in the analysis of business performance. Also included in Corporate are the income and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drink products and the results of Gleneagles Hotel.

Seasonal impacts    Approximately 40% of annual net sales occur in the last four months of each calendar year.

Employees    Diageo's people are at the heart of its global strategy, and its leaders know that its people, culture and the company's values are what give Diageo its competitive edge. Helping people reach their potential strengthens the company's ability to achieve its own ambitions. Development – whether part of a graduate or apprenticeship scheme, management training, a functional skills programme or Diageo's senior leadership intervention – is an important factor in Diageo's success. A broad range of programmes are available to support people at all levels and in all functions and locations, and are delivered in person or through Diageo's online training tool, the Diageo Academy. The Diageo Sales University, for example, is now available to commercial teams across the globe in nine languages.

        Diageo is proud of its broad range of initiatives designed to create a working environment that is welcoming but also challenging, stimulating and inspiring. It is pleased to have been recognised in the Great Place to Work Institute's prestigious '25 Best Multinational Workplaces' achieving 9th place, reinforcing its position as a leading global employer. Diageo has also been recognised as a great employer in Argentina, Germany, Greece, Ireland, Kenya, Mexico, Iberia and Canada. These are achievements which have only been possible through the commitment of thousands of talented and inspirational employees who together make Diageo a great place to work.

        During the year Diageo announced changes to the structure of its Global Supply operation. As with any change programme, this has represented a period of uncertainty for those in supply and procurement. Diageo is always committed to providing its employees with regular updates and appropriate support during any transition period.

        Diversity is an important area of focus for Diageo and the year ending 30 June 2013 has been particularly significant. In March 2013, Diageo became the first beverage alcohol company to sign up to the Women's Empowerment Principles. The principles, a joint initiative between the UN Women and the UN Global Compact, set a blueprint for the business in advancing the equality of men and women in business generally, the market place and communities. This is aligned with Diageo's target to have 30% of its senior leadership roles filled by women by the end of the year ending 30 June 2014, and the coming year will see further initiatives aimed at encouraging more women to develop their careers with Diageo.

        Diageo aims to support and provide opportunities for a wide range of people including those with disabilities and caring responsibilities and is taking action to make working for the business compatible with a variety of lifestyles. Where possible, the company encourages a flexible approach to working, consistent with its inclusion and diversity ambitions. Diageo emphasises the importance of treating individuals justly and in a non-discriminatory manner throughout the employment relationship,

Business description (continued)

including recruitment, compensation, training, promotion and transfers. Factors that are not relevant to any role, such as race, religion, or marital status will not be taken into consideration, ensuring that no one is disadvantaged.

        Diageo believes strongly in the value of its employees sharing in the company's success and actively encourages employees to become shareholders. The group seeks out opportunities to extend employee share ownership around the world and both in 2012 and 2013, 34 of its local markets operated an employee share plan. This, combined with existing employee share plans, will further extend the opportunity to the majority of employees across a significant number of Diageo's markets to share in the company's growth and success. As at 30 June 2013, 16,788 past and present employees held 1.27% (2012 – 1.27%) of Diageo's ordinary issued share capital (excluding treasury shares).

Average number of employees	2013	2012 (restated)*	2011 (restated)*
North America	1,157	1,105	1,229
Western Europe	2,323	2,280	2,397
Africa, Eastern Europe and Turkey	7,240	6,638	4,769
Latin America and Caribbean	2,556	1,631	1,413
Asia Pacific	4,269	2,902	2,639
Global Supply	7,853	8,120	8,202
Corporate and other	3,012	3,022	3,137

	28,410	25,698	23,786

*
Restated for changes in reporting segments, see page 34.

        The average number of employees in the year ended 30 June 2013, for developed markets has decreased by 285 from 15,591 to 15,306 and has increased, for new high growth markets, by 2,997 from 10,107 to 13,104.

Competition    Diageo's brands compete on the basis of consumer loyalty, quality and price.

        In spirits, Diageo's major global competitors are Pernod Ricard, Beam, Bacardi and Brown Forman, each of which has several brands that compete directly with Diageo's brands. In addition, Diageo faces competition from local and regional companies in the countries in which it operates.

        In beer, Diageo competes globally as well as on a regional and local basis (with the profile varying between regions) with several competitors, including AB InBev, Heineken, SABMiller, Molson Coors and Carlsberg.

        In wine, the market is fragmented with many producers and distributors.

Research and development    Innovation forms an important part of Diageo's growth strategy, playing a key role in positioning its brands for continued growth in both the developed and new high growth markets. The strength and depth of Diageo's brand range provides a solid platform from which to drive innovation. Diageo continuously invests to deepen its understanding of shopper trends and changing consumer habits to inform product and packaging development. Supporting this, the group has ongoing programmes to develop new products across beverage alcohol categories which are managed internally by the innovation and research and development function, which also takes advantage of a substantial open innovation network.

Business description (continued)

        In the year ended 30 June 2013, the group's research and development expenditure amounted to £21 million (2012 – £18 million; 2011 – £17 million), representing principally the cost of developing new products, from idea generation through to full product development. Research and development expenditure is generally written off in the year in which it is incurred.

Trademarks    Diageo produces, sells and distributes branded goods and is therefore substantially dependent on the maintenance and protection of its trademarks. All brand names mentioned in this document are trademarks. The group also holds numerous licences and trade secrets, as well as having substantial trade knowledge related to its products. The group believes that its significant trademarks are registered and/or otherwise protected (insofar as legal protection is available) in all material respects in its most important markets. Diageo also owns valuable patents and trade secrets for technology and takes all reasonable steps to protect these rights.

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

        Advertising, marketing and sales of alcohol are subject to various restrictions in markets around the world. These range from a complete prohibition of alcohol in certain countries and cultures, through the prohibition of the import of spirits, wine and beer, to restrictions on the advertising style, media and messages used. In a number of countries, television is a prohibited medium for spirits brands and in other countries, television advertising, while permitted, is carefully regulated. Many countries also regulate the use of internet-based advertising and social media in connection with alcohol sales.

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

Business description (continued)

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

        Diageo uses shared services operations to deliver transaction processing and certain central finance activities, using captive and outsourced centres. Captive business service centres in Budapest, Hungary; Nairobi, Kenya and Bogotá, Colombia perform various process tasks for markets and operational entities. Certain central finance activities, including elements of financial planning and reporting and treasury, are also performed in the business service centre in Budapest. Diageo also uses third party service centres in Manila, Shanghai, Bucharest, Nairobi, Bogotá and Delhi to perform tasks for basic processes. In the year ended 30 June 2013, Diageo announced its plans to expand the current arrangement with its business process outsourcing partner in respect of the business service centre in Manila. This centre will grow to include a number of Diageo employees, giving broader oversight and management of financial transactions for the Asia Pacific region.

Associates    Diageo's principal associate is Moët Hennessy. It also owns shares in a number of other associates. In the year ended 30 June 2013, the share of profits of associates after tax was £199 million (2012 – £213 million; 2011 – £176 million), of which Moët Hennessy accounted for £230 million (2012 – £205 million; 2011 – £179 million).

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

Business description (continued)

        In May and July 2013 Diageo completed the acquisition of a 25.02% equity interest in USL, the leading spirits company in India. USL is based in Bangalore, India and listed on the Bangalore Stock Exchange, the Bombay Stock Exchange and the National Stock Exchange of India. USL possesses an unparalleled brand portfolio in India with strong customer recognition and range of brands across categories and price points. It also has a strong distribution network and retail coverage, with sales offices in key Indian state capitals and established manufacturing and bottling plants in all major Indian states. USL's principal brands include the McDowell's No. 1 family, one of the largest spirits brand in the world by volume consisting whisky, brandy and rum products, as well as a selection of other spirits brands such as Bagpiper, Old Tavern, Hayward's and Honey Bee which are also in the top 100 spirits brands in the world by volume. The financial statements of USL, prepared under Indian GAAP, for the year ended 31 March 2013 disclosed net sales of INR 106.0 billion (£1,173 million) and operating profit of INR 10.6 billion (£117 million). Total assets disclosed as at 31 March 2013 were INR 163.8 billion (£1,813 million) and total liabilities were INR 115.9 billion (£1,282 million).

Acquisitions and disposals    Diageo has made a number of acquisitions of brands, distribution rights and equity interests in premium drinks businesses. Since 1 July 2010 the following acquisitions and disposals have been made:

Acquisitions	Date acquired	Consideration* £ million		Location	Principal brands acquired	Status
United Spirits Limited	13 May – 4 July 2013	594		India	McDowell's Nr 1. family and other Indian whisky, brandy and rum products	Acquisition of 25.02% equity interest in United Spirits Limited
United National Breweries	27 June 2013	23		South Africa	Chibuku, Leopard Special and Ijuba sorghum beer products	Acquisition of 50% equity interest in United National Breweries traditional sorghum beer business
SJF Holdco and Shuijingfang	27 January 2007 – 7 June 2013 (control of Shuijingfang from 29 June 2012)	267	**	China	Shui Jing Fang Chinese white spirit	Acquisition of 93% equity stake in SJF Holdco which owns a 39.7% controlling equity interest in Shuijingfang
Ypióca	9 August 2012	284		Brazil	Ypióca cachaça	Acquisition of 100% of the equity share capital of Ypióca Bebidas S.A.
Meta	9 January 2012	153		Ethiopia	Meta beer	Acquisition of 100% of the equity share capital of Meta Abo Brewery Share Company SC
Philippines	14 December 2011	15		Philippines	Distribution company	Acquisition of 49% of Diageo Philippines Inc not already owned by the group
Kenya Breweries	25 November 2011	134		Kenya	Producer of Tusker and other beer products	Acquisition of 20% of Kenya Breweries Ltd not already owned by the group
Halico	13 May 2011 – 24 June 2012	60		Vietnam	Vodka Hanoi	Acquisition of 45.5% of the equity share capital of Hanoi Joint Stock Company (Halico)
Mey Içki	23 August 2011	1,260		Turkey	Yenì Raki, Terkirdag Raki and Istanblue vodka	Acquisition of 100% of the equity share capital of Mey Içki Sanayi ve Ticaret A.S.

Business description (continued)

Acquisitions	Date acquired	Consideration* £ million	Location	Principal brands acquired	Status
Zacapa	5 July 2011	148	Guatemala	Zacapa rum	Acquisition of a 50% controlling equity stake in Rum Creation and Products Inc
Serengeti	22 October 2010	60	Tanzania	Serengeti lager	Acquisition of a 51% equity stake in Serengeti Breweries Limited via a 50.03% equity owned subsidiary
22 Marquis	30 September 2010	6	United States	22 Marquis sparkling liqueur	Acquisition of a 20% equity stake in LNJ Group

*
Includes net borrowings acquired but excludes the value of put options and transaction costs

**
Excludes cash acquired in Shuijingfang when first consolidated

Disposals	Date disposed of	Consideration £ million	Location	Status
Nuvo and 22 Marquis	5 June 2013	–	United States	Disposal of the group's 71.25% equity stake in the Nuvo brand and 20% equity stake in the 22 Marquis brand
Tanzania Breweries	18 January 2012	47	Tanzania	Disposal of 20% equity in Tanzania Breweries Ltd
Wine brands	Years ended 30 June 2011 and 2012	25	United States and France	Disposal of a number of non-strategic wine businesses
Gilbeys distribution	31 August 2010	7	Ireland	Disposal of Gilbeys wine distribution and wholesale drinks business

Risk factors

Diageo believes the following to be the principal risks and uncertainties facing the group. If any of these risks occur, Diageo's business, financial condition and performance could suffer and the trading price and liquidity of securities could decline.

        In the ongoing uncertain economic environment, certain risks may gain more prominence either individually or when taken together. For example, demand for beverage alcohol products, in particular luxury or super premium products, may decrease with a reduction in consumer spending levels. Costs of operations may increase if inflation were to become prevalent, or upon an increase in the costs of raw materials. These conditions may also lead to intensified competition for market share, with potentially adverse effects on volume and prices. The financial and economic situation may have a negative impact on third parties with whom Diageo does, or may do, business. Any of these factors may affect the group's performance, financial condition and liquidity. Diageo has taken and may take further steps to manage its business through this challenging economic environment and to position its business to benefit from economic recovery as and when that may occur in the markets in which Diageo operates, but there can be no assurance that the steps taken will have the intended results.

        Diageo's ability to fund its long term strategies may be adversely affected if there is an extended period of constraint in the capital markets, particularly the debt markets, at the same time that cash

Business description (continued)

flows from Diageo's business are under pressure. Such developments may adversely affect shareholder returns or share price. Additionally, continued volatility in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo's reported results. Changes in the trustees' valuations of the assets and liabilities of Diageo's pension plans may also increase pension funding requirements.

Risks related to the global economy

Diageo's business may be adversely impacted by unfavourable economic conditions or political or other developments and risks in the countries in which it operates    Diageo may be adversely affected by political, economic or social developments in any of the countries where it has distribution networks, production facilities or marketing companies. Diageo's business is dependent on general economic conditions in the United States, countries that form the European Union and other important markets. If the economy in any of these markets does not recover as forecast, or if there is a significant deterioration in the economic conditions in any of Diageo's important markets, including any resulting social unrest, reduction in consumer confidence and spending levels, customer destocking, the failure of customer, supplier or financial counterparties or a reduction in the availability of, or an increase in the cost of financing to, Diageo, it could have a material adverse effect on Diageo's business and performance. In particular, the ongoing sovereign debt crisis in certain countries in Europe has increased concerns that, were one or more countries to leave the euro, Diageo's investment in any of the countries concerned could be impaired and may be subject to redenomination and other risks going forward. This crisis, as well as other economic events, may lead to reduced economic growth and, in turn, reduced demand for Diageo's products, in Europe and other markets in which Diageo operates. This could have a material adverse effect on Diageo's business.

        Diageo's operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Political and/or social unrest, potential health issues, natural disasters and terrorist threats and/or acts may also occur in various places around the world, which will have an impact on trade, tourism and travel. Many of these risks are heightened, or occur more frequently, in new high growth markets. These disruptions can affect Diageo's ability to import or export products and to repatriate funds, as well as affecting the levels of consumer demand (for example, in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo's levels of sales or profitability. A substantial portion of Diageo's operations, representing more than 40% of Diageo's net sales for the year ended 30 June 2013, are carried out in new high growth markets. New high growth markets are also generally exposed to relatively higher risk of liquidity constraints, inflation, devaluation, price volatility, currency convertibility and sovereign default. Due to Diageo's specific exposures, any or all of the aforementioned factors may affect Diageo disproportionately or in a different manner as compared to its competitors.

        Part of Diageo's growth strategy includes expanding its business in certain countries where consumer spending in general, and spending on Diageo's products in particular, has not historically been as great but where there are strong prospects for growth. There is no guarantee that this strategy will be successful and some of these markets represent a higher risk in terms of their changing regulatory environments and higher degree of uncertainty over levels of consumer spending.

Business description (continued)

Risks related to the industry

Demand for Diageo's products may be adversely affected by many factors, including changes in consumer preferences and tastes and adverse impacts of a declining economy    Diageo's collection of brands includes some of the world's leading beverage alcohol brands as well as brands of local prominence. Maintaining Diageo's competitive position depends on its continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors including changes in demographic and social trends, public health regulations, changes in travel, vacation or leisure activity patterns, weather effects and a downturn in economic conditions, which may reduce consumers' willingness to purchase premium branded products. Continued economic pressures could also lead to consumers selecting products at lower price points, whether Diageo's or those of its competitors, which may have an adverse effect on Diageo's profitability. The competitive position of Diageo's brands could also be affected adversely by any failure to achieve consistent, reliable quality in the product or in service levels to customers.

        In addition, the social acceptability of Diageo's products may decline due to public concerns about alcohol consumption. These concerns could also result in regulatory action, litigation or customer complaints against companies in the industry and may have an adverse effect on Diageo's profitability.

        Growth in Diageo's business has benefited from both the launch of new products and the creation of brand extensions and product innovation remains a significant element of Diageo's growth plans. The launch and ongoing success of new products is inherently uncertain, especially as to their appeal to consumers. The failure to launch successfully a new product can give rise to inventory write-offs and other costs and can affect consumer perception and growth of an existing brand. There can be no assurance of Diageo's continuing ability to develop and launch successful new products or variants of existing products or of the profitable lifespan of newly or recently developed products.

Diageo is subject to litigation directed at the beverage alcohol industry and other litigation    Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. Diageo may also be subject to litigation arising from legacy and discontinued activities, as well as other litigation in the ordinary course of its operations. Diageo is further subject to the risk of litigation by tax, customs and other regulatory authorities, including with respect to the methodology for assessing importation value, transfer pricing or compliance matters. Changes in the political and economic climate have resulted in an increased focus on tax collection in recent years and tax authorities are showing an increased appetite to challenge the methodology used by multinational enterprises, even where it is compliant with international best practice guidelines. Any such litigation may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and as a result, Diageo's business could be materially adversely affected. For additional information with respect to legal proceedings, see 'Additional information for shareholders – Legal proceedings' and note 26 to the consolidated financial statements.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect Diageo's business or operations, and water scarcity or poor water quality could negatively impact Diageo's production costs and capacity    There is a growing concern that carbon dioxide and other so-called 'greenhouse' gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, Diageo may be subject to decreased availability or increased pricing for certain raw materials that are necessary for Diageo's products, such as sugar, cereals, hops, agave and grapes. Water is the main ingredient in substantially

Business description (continued)

all of Diageo's products and it is also a limited resource in many parts of the world. As demand for water continues to increase, and as water becomes scarcer and the quality of available water deteriorates, Diageo may be affected by increasing production costs or capacity constraints, which could adversely affect Diageo's operations and profitability.

An increase in the cost of raw materials or energy could affect Diageo's profitability    The components that Diageo uses for the production of its beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty and/or governmental controls. Commodity price changes may result in unexpected increases in the cost of raw materials, glass bottles, flavours and other packaging materials and Diageo's beverage products. Diageo may also be adversely affected by shortages of such materials or by increases in energy costs resulting in higher transportation, freight and other operating costs. Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit.

Risks related to regulation

Regulatory decisions and changes in the legal and regulatory environment could increase Diageo's costs and liabilities or limit its business activities    Diageo's operations are subject to extensive regulatory requirements relating to production, distribution, importation, marketing, advertising, promotion, sales, pricing, labelling, packaging, product liability, labour, pensions, antitrust, compliance and control systems, and environmental issues. Changes in laws, regulations or governmental or regulatory policies and/or practices could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in countries where Diageo operates may impose new labelling, product or production requirements, limitations on the marketing, advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, restrictions on importation and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products.

        Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recall, seizure of products or other sanctions which could have an adverse effect on Diageo sales or damage its reputation. Any changes to the regulatory environment in which Diageo operates could cause Diageo to incur material additional costs or liabilities, which could adversely affect Diageo's performance.

        Beverage alcohol products are also subject to national excise, import duty and other duties in most countries around the world. An increase in any such duties could have a significant adverse effect on Diageo's sales revenue or margin, both through reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

        Diageo's reported after tax income is calculated based on extensive tax and accounting requirements in each of its relevant jurisdictions of operation. Changes in tax law (including tax rates), accounting policies and accounting standards could materially reduce Diageo's reported after tax income.

Diageo is subject to increasing costs of monitoring and maintaining compliance with anti-corruption laws; and a breach of such laws or of Diageo's related internal policies may have a material adverse effect on its business    Certain countries in which Diageo operates are reported to have high levels of corruption. There is increasing scrutiny and enforcement by regulators in many jurisdictions of anti-bribery laws including the US Foreign Corrupt Practices Act and the UK Bribery Act. This

Business description (continued)

oversight has been enhanced by applicable regulations in the United States, which offer substantial financial rewards to whistleblowers for reporting information that leads to monetary fines.

        While Diageo has implemented and maintains internal practices, procedures and controls designed to ensure compliance with anti-bribery legislation and routinely conducts investigations, either at its own initiative or in response to requests from regulators in connection with compliance with such internal controls, there is no guarantee that such procedures will be effective in preventing compliance failures at Diageo.

        Any investigations and lawsuits, regardless of the ultimate outcome of the proceeding, are time consuming and expensive and can divert the time and effort of our personnel, including senior management, from our business. Adverse publicity, governmental scrutiny and legal and enforcement proceedings can also have a negative impact on our reputation and on the morale and performance of our employees. To the extent that violations of Diageo's policies and procedures are found, possible regulatory sanctions and fines and other consequences may also be material.

Risks related to Diageo's business

The value of Diageo's brands and its net sales may be negatively affected by its failure to maintain its brand image and corporate reputation    The value of Diageo's brands and its profitability depends heavily on its ability to maintain its brand image and corporate reputation. Adverse publicity, whether or not justified, may tarnish Diageo's reputation and cause consumers to choose products offered by its competitors. Such adverse publicity could arise as a result of a perceived failure by Diageo to make adequate positive social contributions, including in relation to the level of taxes paid by Diageo, or by the failures of internal controls or compliance breaches leading to a breach of Diageo's Code of Business Conduct, its other key policies or of the laws or regulations in the jurisdictions in which it operates.

        Diageo also maintains an online presence as part of its business operations. Diageo's reputation may suffer if it is perceived to fail to appropriately restrict access to its online content or if it breaches any marketing regulation, code or policy. In addition, the proliferation of new methods of mass communication facilitated by the internet makes it easier for false or unfounded allegations to adversely affect Diageo's brand image and reputation, which may in turn affect Diageo's profitability.

Diageo faces competition that may reduce its market share and margins    Diageo faces substantial competition from several international companies as well as local and regional companies in the countries in which it operates and competes with drinks companies across a wide range of consumer drinking occasions. Within a number of categories, industry consolidation or realignment is still possible. Consolidation is also taking place among Diageo's customers in many countries and increased competition by competitors or customers could lead to downward pressure on prices and/or a decline in Diageo's market share in any of these categories, adversely affecting Diageo's results and growth potential.

Diageo may not be able to derive the expected benefits from its strategy to focus on premium drinks or from its acquisitions or cost saving and restructuring programmes designed to enhance earnings    Diageo's strategy is to focus on premium drinks and to grow its business through organic sales, operating profit growth and the acquisition of premium drinks brands that add value for shareholders. There can be no assurance that Diageo's strategic focus on premium drinks will result in opportunities for growth and improved margins.

Business description (continued)

        It is possible that the pursuit of this strategic focus on premium drinks could give rise to further business combinations, acquisitions, disposals, joint ventures and/or partnerships (including any associated financing or the assumption of actual or potential liabilities, depending on the transaction contemplated). There can be no assurance that any transaction will be completed or that any such transaction would deliver the anticipated benefits, cost savings or synergies. The success of any transaction will depend in part on Diageo's ability to successfully integrate new businesses with Diageo's existing operations and realise the anticipated benefits.

        Similarly, there can be no assurance that the cost-saving or restructuring programmes implemented by Diageo in order to improve efficiencies and deliver cost-savings will deliver the expected benefits. Diageo continues to undertake change programmes designed to improve the effectiveness and efficiency of end-to-end operations, including changes to organisational structures, business processes and business systems. There may also be disruption caused to business processes as a result of such change which could impact Diageo operations and lead to adverse customer or consumer reaction.

Contamination, counterfeiting or other events could harm the integrity of customer support for Diageo's brands and adversely affect the sales of those brands    The success of Diageo's brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally, or through deliberate third party action, or other events that harm the integrity of or consumer support for those brands, could adversely affect their sales. Diageo purchases most of the raw materials for the production and packaging of its products from third party producers or on the open market. Diageo may be subject to liability if contaminants in those raw materials or defects in the distillation, fermentation or bottling process lead to low beverage quality or illness among, or injury to, Diageo's consumers. Diageo may recall products in the event of contamination or damage. A significant product liability judgement or a widespread product recall may negatively impact sales and profitability of the affected brand or all Diageo brands for a period of time depending on product availability, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, any resulting negative publicity could adversely affect Diageo's reputation with existing and potential customers and its corporate and brand image.

        Additionally, third parties may sell products which are either counterfeit versions of Diageo brands or inferior brands that look like Diageo brands, and consumers of Diageo brands could confuse Diageo products with them. A bad consumer experience with such a product could cause them to refrain from purchasing Diageo brands in the future and in turn could impair brand equity, adversely affecting Diageo's business.

Diageo's operating results may be adversely affected by increased costs or shortages of talent    Diageo's operating results could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Diageo's success is dependent on the capability of its employees. There is no guarantee that Diageo will continue to be able to recruit, retain and develop the capabilities that it requires to deliver its strategy, for example in relation to sales, marketing and innovation capability within markets or in its senior management. The loss of senior management or other key personnel or the inability to identify, attract and retain qualified personnel in the future could make it difficult to manage the business and could adversely affect Diageo's operations and financial results.

Diageo's operating results may be adversely affected by disruption to production facilities, business service centres or information systems    Diageo would be affected if there was a catastrophic failure of its major production facilities or business service centres. Diageo operates production facilities around

Business description (continued)

the world. If there was a technical failure in Diageo production facilities, or fire or explosion at one of Diageo's production facilities, it could result in damage to the facilities, plant or equipment, their surroundings and/or the local environment. Such an event could lead to a loss in production capacity, or could result in regulatory action, legal liability or damage to Diageo's reputation.

        Diageo has a substantial inventory of aged product categories, principally Scotch whisky and Canadian whisky, which may mature over periods of up to 30 years or more. The maturing inventory is stored primarily in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for those products as it arises. There can be no assurance that insurance proceeds would cover the replacement value of Diageo's maturing inventory or other assets, were such assets to be lost due to contamination, fire or natural disasters or destruction resulting from negligence or the acts of third parties. In addition, there is an inherent risk of forecasting error in determining the quantity of maturing stock to lay down in a given year for future consumption. A forecasting error could lead to Diageo being unable to meet future demand or lead to a future surplus of inventory and consequent write down in value of maturing stocks.

        Any failure of information systems or Diageo's data infrastructure could adversely impact Diageo's ability to operate. As with all large systems, Diageo's information systems could be penetrated by outside parties' intent on extracting information, corrupting information or disrupting business processes. Such unauthorised access could disrupt Diageo's business and/or lead to loss of assets or to outside parties having access to confidential information, including privileged data or strategic information of Diageo and its employees, customers and consumers, or to making such information public in a manner that harms Diageo's reputation. The concentration of processes in business service centres also means that any sustained disruption to the facility or issue impacting the reliability of the information systems used could impact a large portion of Diageo's business operations and in some circumstances, could result in property damage, breaches of regulations, litigation, legal liabilities and reparation costs.

Diageo's operations and financial results may be adversely affected by movements in the value of its pension funds, fluctuations in exchange rates and fluctuations in interest rates    Diageo has significant pension funds. These funds may be affected by, among other things, the performance of assets owned by these plans, the underlying actuarial assumptions used to calculate the surplus or deficit in the plans, in particular the discount rate and long term inflation rates used to calculate the liabilities of the pension funds, and any changes in applicable laws and regulations. If there are significant declines in financial markets and/or deterioration in the value of fund assets or changes in discount rates or inflation rates, Diageo may need to make significant contributions to the pension funds in the future. Furthermore, if the market values of the assets held by Diageo's pension funds decline, or if the valuations of those assets by the pension trustees decline, pension expenses may increase which, as a result, could materially adversely affect Diageo's financial position. There is no assurance that interest rates or inflation rates will remain constant or that pension fund assets can earn the assumed rate of return annually; Diageo's actual experience may be significantly more negative than the assumptions used.

        Diageo may be adversely affected by fluctuations in exchange rates. In particular, any redenomination of the euro or its constituent parts could materially adversely affect Diageo. The results of operations of Diageo are accounted for in pounds sterling. Approximately 37% of sales in the year ended 30 June 2013 were in US dollars, approximately 12% were in euros and approximately 10% were

Business description (continued)

in sterling. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo's reported results of operations from year to year.

        Diageo may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. To partly delay any adverse impact from interest rate movements, the group's policy is to maintain fixed rate borrowings within a certain percentage of forecast net borrowings, and the overall net borrowings portfolio is managed according to a duration measure. See note 19 to the consolidated financial statements.

Diageo's operations may be adversely affected by failure to maintain or renegotiate distribution, supply, manufacturing or licence agreements on favourable terms    Diageo's business has a number of distribution, supply, manufacturing or licence agreements for brands owned by it or by other companies. These agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurance that Diageo will be able to renegotiate its rights on favourable terms when these agreements expire or that they will not be terminated. Failure to renew these agreements on favourable terms could have an adverse impact on Diageo's sales and operating profit. In addition, Diageo's sales and operating profit may be adversely affected by any disputes with distributors of its products or with suppliers of raw materials.

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

Business description (continued)

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. These factors include, but are not limited to:

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

  •
  the effects of climate change and regulations and other measures to address climate change including any resulting impact on the cost and supply of water;

  •
  changes in the cost or supply of raw materials, labour and/or energy;

  •
  legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;

  •
  the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators, and any penalties or fines imposed as a result of any breaches;

  •
  ability to maintain Diageo's brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo's reputation and the likelihood that consumers choose products offered by Diageo's competitors;

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

  •
  contamination, counterfeiting or other events that could adversely affect the perception of Diageo's brands;

  •
  increased costs or shortages of talent;

  •
  disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;

  •
  changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo's access to or increase the cost of financing or which may affect Diageo's financial results and movements to the value of Diageo's pension funds;

  •
  renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;

  •
  technological developments that may affect the distribution of products or impede Diageo's ability to protect its intellectual property rights.

        All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the 'Risk factors' section above. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

        This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2013.

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

Business review

Introduction

The following discussion is based on Diageo's results for the year ended 30 June 2013 compared with the year ended 30 June 2012, and the year ended 30 June 2012 compared with the year ended 30 June 2011. In addition to describing the significant factors that have impacted the income statement for the years ended 30 June 2013 and 30 June 2012, in each case as compared to the immediately preceding year, additional information is also presented on the operating performance and cash flows of the group.

        There are several principal financial key performance indicators not specifically used in the consolidated financial statements themselves (non-GAAP measures) that are used by the group's management to assess the performance of the group in addition to income statement performance measures. These are volume, organic movements in volume, sales, net sales, marketing spend, operating profit and operating margin and free cash flow. These key performance indicators are described in 'Definitions and reconciliations of non-GAAP measures to GAAP measures' on page 83.

Revised segmental information for prior reporting periods    In the year ended 30 June 2013, Diageo changed its internal reporting structure to reflect changes made to management responsibilities. As a result of this change, Diageo reports the following geographical segments both for management reporting purposes and in the external financial statements: North America; Western Europe; Africa, Eastern Europe and Turkey; Latin America and Caribbean; Asia Pacific and Corporate.

        Diageo has also made changes in respect of the allocation of specific corporate items and the allocation of the operating profit before exceptional items of Global Supply to better reflect the geographical segment to which the cost relates. In addition, certain transaction exchange differences, previously included in Corporate, have been allocated to the geographical segments to better reflect which geographical segment the item is in respect of.

        As a consequence of these changes, comparative prior period figures have been restated. Restated segmental information for volume, sales, net sales, marketing spend and operating profit before exceptional items for prior periods with a reconciliation to previously reported figures are provided in 'Definitions and reconciliations of non-GAAP measures to GAAP measures' on page 91.

Trend information

The following comments were made by Ivan Menezes, Chief Executive of Diageo, in Diageo's preliminary announcement on 31 July 2013:

        "These results reflect Diageo's strengths. We have delivered 5% net sales growth reflecting the strength of our US spirits business and continued double digit growth in the emerging markets, slightly below our original expectations for the year as a result of weakness in some markets. Price increases in each region, positive mix in North America and Latin America and the rigour we have in managing our cost of production and controlling our overheads drove significant expansion in operating margin.

        The effectiveness of our marketing campaigns remains a competitive advantage for us and this year we have seen these campaigns extend the leadership of our brands in many markets during the year. This has been a key driver of our performance in scotch, our biggest and most profitable category, especially for Johnnie Walker which is now a 20 million case brand. Innovation is driving growth in every region with our biggest launches in US spirits where we continue to lead the innovation agenda in the industry. Elsewhere, the investments we have made to enhance our routes to market in Africa, Latin America and Eastern Europe have driven strong growth.

        The breadth of our good performance is reflected in the strength of the cash flow, in our double digit eps growth and a recommended 9% increase in the final dividend. This year we have again made a strong business stronger and we remain on track to deliver our medium term guidance."

Business review (continued)

Operating results 2013 compared with 2012

Financial review

Summary consolidated income statement

	Year ended 30 June
	2013	2012
	£ million	£ million
Sales	15,487	14,594
Excise duties	(4,054)	(3,832)

Net sales	11,433	10,762
Operating costs before exceptional items	(7,903)	(7,564)

Operating profit before exceptional items	3,530	3,198
Exceptional operating items	(99)	(40)

Operating profit	3,431	3,158
Sale of businesses	(83)	147
Net finance charges	(424)	(397)
Share of associates' profits after tax	199	213

Profit before taxation	3,123	3,121
Taxation	(529)	(1,038)

Profit from continuing operations	2,594	2,083
Discontinued operations	—	(11)

Profit for the year	2,594	2,072

Attributable to:
Equity shareholders of the parent company	2,485	1,942
Non-controlling interests	109	130

	2,594	2,072

Sales and net sales    On a reported basis, sales increased by £893 million from £14,594 million in the year ended 30 June 2012 to £15,487 million in the year ended 30 June 2013 and net sales increased by £671 million from £10,762 million in the year ended 30 June 2012 to £11,433 million in the year ended 30 June 2013. Exchange rate movements decreased reported sales by £81 million and reported net sales by £60 million. Acquisitions increased reported sales by £317 million and reported net sales by £233 million and disposals decreased both reported sales and net sales by £19 million.

Operating costs before exceptional items    On a reported basis, operating costs before exceptional items increased by £339 million from £7,564 million in the year ended 30 June 2012 to £7,903 million in the year ended 30 June 2013 due to an increase in cost of sales of £215 million from £4,228 million to £4,443 million, an increase in marketing spend of £96 million from £1,691 million to £1,787 million, and an increase in other operating expenses before exceptional costs of £28 million, from £1,645 million to £1,673 million. Exchange rate movements benefited total operating costs before exceptional items by £56 million.

        Cost of sales excluding exceptional items was £4,443 million in the year ended 30 June 2013 compared with £4,228 million in the year ended 30 June 2012. The 1% volume increase together with some favourable mix impact added £37 million to cost of sales. Acquisitions and disposals added £

Business review (continued)

96 million, with Ypióca and Shuijingfang being the main contributors, and positive exchange movements reduced cost of sales by £23 million. As expected cost increases on materials, utilities and logistics amounted to around 4% of cost of sales. This was partially mitigated by cost reductions through packaging sourcing initiatives, asset rationalisation, procurement benefits and operational efficiencies arising from restructuring programmes implemented in recent years.

Exceptional operating items    Net exceptional operating charges of £99 million in the year ended 30 June 2013 comprised:

  •
  £25 million (2012 – £nil) for the Supply excellence restructuring programme,

  •
  a charge of £44 million (2012 – £27 million) for the restructuring of the group's Global Supply operations in Ireland, Scotland and in the United States,

  •
  a gain of £20 million in respect of changes to future pension increases for the Diageo Guinness Ireland Group Pension Scheme (2012 – £115 million in respect of the group's principal UK and Irish pension schemes), and

  •
  a brand impairment charge of £50 million (2012 – £59 million) in respect of the Cacique brand.

        In the year ended 30 June 2012 exceptional operating items also included a charge of £69 million for the operating model review announced in 2011.

        In March 2013, Diageo announced that its Global Supply and procurement operation will be refocused to enhance alignment between supply operations and Diageo's markets. From 1 July 2013, responsibility for local operations was transferred to the markets and regional structures are being reduced. The Global Supply function will remain responsible for ensuring excellence across all supply operations. In addition, a number of initiatives have been launched to consolidate and streamline the supply operations to create greater operating efficiencies. Total exceptional operating charges in the three years ending 30 June 2015 in respect of the restructuring are estimated to be £100 million.

        In the year ended 30 June 2013 total restructuring cash expenditure was £61 million (2012 – £158 million). An exceptional charge of approximately £85 million is expected to be incurred in the year ending 30 June 2014 in respect of the Supply excellence review and the restructuring of the group's supply operations in Ireland, and cash expenditure is expected to be approximately £110 million.

Post employment plans    The deficit in respect of post employment plans before taxation decreased by £533 million from £1,085 million at 30 June 2012 to £552 million at 30 June 2013 primarily as a result of the one off cash contribution of £400 million into the Diageo UK Pension Scheme. In addition, an increase in the market value of plan assets was partially offset by a decrease in the discount rates used to calculate the liabilities of the Irish plans and an increase in the inflation assumptions in the United Kingdom. Cash contributions to the group's UK and Irish post employment plans in the year ended 30 June 2013 were £531 million (2012 – £133 million) and are expected to be approximately £230 million for the year ending 30 June 2014.

Operating profit    Reported operating profit for the year ended 30 June 2013 increased by £273 million to £3,431 million from £3,158 million in the prior year. Before exceptional operating items, operating profit for the year ended 30 June 2013 increased by £332 million to £3,530 million from £3,198 million in the prior year. Exchange rate movements decreased both operating profit and operating profit before exceptional items for the year ended 30 June 2013 by £4 million. Acquisitions increased reported operating profit by £98 million and disposals decreased reported operating profit by £3 million.

Business review (continued)

Exceptional non-operating items    In the year ended 30 June 2013 a loss of £83 million arose in respect of the Nuvo disposal. In the year ended 30 June 2012 the gain on sale of businesses of £147 million included a step up gain of £124 million on the revaluation of the group's equity holdings in Sichuan Chengdu Shuijingfang Group Co., Ltd. (SJF Holdco) (formerly Sichuan Chengdu Quanxing Group Company Ltd.) and Sichuan Shuijingfang Co., Ltd (Shuijingfang) to fair value as the associates became subsidiaries during the year. In addition, exceptional non-operating items included a gain of £23 million on the sale of the group's investment in Tanzania Breweries.

Net finance charges    Net finance charges amounted £424 million in the year ended 30 June 2013 (2012 – £397 million).

        Net interest charge increased by £17 million from £382 million in the prior year to £399 million in the year ended 30 June 2013. The effective interest rate was 4.9% (2012 – 4.7%) in the year ended 30 June 2013 and average net borrowings decreased by £23 million compared to the prior year. For the calculation of effective interest rate, the net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

        Net other finance charges for the year ended 30 June 2013 were £25 million (2012 – £15 million). There was an increase of £12 million in finance charges in respect of post employment plans from an income of £7 million in the year ended 30 June 2012 to a charge of £5 million in the year ended 30 June 2013. Other finance charges also included £16 million (2012 – £17 million) in respect of the unwinding of discounts on liabilities, and a hyperinflation adjustment of £4 million (2012 – £3 million) in respect of the group's Venezuela operations.

Associates    The group's share of associates' profits after interest and tax was £199 million for the year ended 30 June 2013 compared to £213 million in the prior year. Diageo's 34% equity interest in Moët Hennessy contributed £230 million (2012 – £205 million) to share of associates' profits after interest and tax. The share of loss after tax of £31 million (2012 – £8 million profit) from other associates contains a deferred tax write off of £23 million (2012 – £nil).

Profit before taxation    Profit before taxation increased by £2 million from £3,121 million in the prior year to £3,123 million in the year ended 30 June 2013.

Taxation    The reported tax rate decreased from 33.3% in the year ended 30 June 2012 to 16.9% in the year ended 30 June 2013. During the year ended 30 June 2012 tax authority negotiations were concluded resulting in a favourable change to the taxation basis of certain overseas profit and intangible assets which reduced the ongoing tax rate but resulted in the loss of future tax amortisation deductions giving rise to an exceptional write off of the related deferred tax assets of £524 million. The tax rate before exceptional items for the year ended 30 June 2013 remained unchanged at 17.7% compared with the year ended 30 June 2012 and it is expected that it will remain at approximately 18%.

Discontinued operations    Discontinued operations in the year ended 30 June 2012 represented a charge after taxation of £11 million in respect of anticipated future payments to additional thalidomide claimants.

Exchange rate and other movements    Exchange rate movements are calculated by retranslating the prior year results as if they had been generated at the current year exchange rates. The difference is

Business review (continued)

excluded from organic growth. The estimated effect of exchange rate and other movements on profit before exceptional items and taxation for the year ended 30 June 2013 is set out in the table below.

Gains/(losses)
£ million
Operating profit before exceptional items
Translation impact	(7)
Transaction impact	3

Total exchange effect on operating profit before exceptional items	(4)
Interest and other finance charges
Net finance charges – translation impact	(3)
Impact of IAS 21 and IAS 39 on other finance charges	2
Associates – translation impact	(3)

Total effect on profit before exceptional items and taxation	(8)

	Year ended 30 June
	2013	2012
Exchange rates
Translation £1 =	$1.57	$1.58
Transaction £1 =	$1.57	$1.57
Translation £1 =	€1.21	€1.18
Transaction £1 =	€1.18	€1.19

        For the year ending 30 June 2014 foreign exchange movements are expected to adversely impact operating profit by £55 million and increase net finance charges by £5 million based on applying current exchange rates (£1 = $1.54 : £1 = €1.16). This guidance excludes the impact of IAS 21 and IAS 39.

Dividend    The directors recommend a final dividend of 29.30 pence per share, an increase of 9% from the year ended 30 June 2012. The full dividend will therefore be 47.40 pence per share, an increase of 9% from the year ended 30 June 2012. Subject to approval by shareholders, the final dividend will be paid on 3 October 2013 to shareholders on the register on 16 August 2013. Payment to US ADR holders will be made on 8 October 2013. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 11 September 2013.

Business review (continued)

Analysis by reporting segments

The organic movements for volume, net sales, marketing spend and operating profit before exceptional items by reporting segment for the year ended 30 June 2013 were as follows:

	Volume	Net sales	Marketing spend	Operating profit*
	%	%	%	%
Organic growth by region
North America	1	5	10	9
Western Europe	(3)	(4)	(6)	(7)
Africa, Eastern Europe and Turkey	4	10	16	10
Latin America and Caribbean	4	15	11	26
Asia Pacific	(1)	3	(1)	6
Diageo**	1	5	5	8

*
Operating profit excluding exceptional items.

**
Including Corporate.

Corporate revenue and costs

Net sales were £76 million in the year ended 30 June 2013, up £6 million compared to last year. Net operating charges were £149 million in the year ended 30 June 2013 having been £165 million in the year ended 30 June 2012. The reduction comprised a £10 million decrease in corporate costs, primarily due to a reduction in acquisition costs and a £6 million favourable exchange rate movements.

2013

North America

"Diageo's organic performance in North America, with volume up 1% and net sales up 5%, has been driven by our strength in US spirits which continues to benefit from positive demographics and the consumers' wish to premiumise. Great innovation, impactful marketing campaigns, and our superior route to market have resulted in 3% volume growth and 8% net sales growth in US spirits. We have taken price increases across our brands, especially on our premium and super premium brands. The strong performance of Crown Royal, Johnnie Walker, Buchanan's, and Bulleit Bourbon, and double digit growth of our reserve brands, were the key contributors to mix. We have sustained our successful innovation pipeline and again we have 5 of the top 10 new launches in the United States, with Crown Royal Maple the number one US innovation this year. We have increased marketing spend 11% on our US spirits brands and we now have on air campaigns for all our core brands. DGUSA, in contrast, had a difficult year with increased competition from new entrants in flavoured beer. Wine has had a good year, benefiting from innovation and price increases. Canada has delivered good growth through price increases, innovation, and marketing investment in Tanqueray, Crown Royal, and Baileys. Strong price/mix across North America enhanced our gross margin and with our continued focus on overheads we were able to increase marketing investment while still delivering 120bpts of operating margin improvement."

Larry Schwartz
President, Diageo North America

Business review (continued)

Key highlights

  •
  US spirits net sales grew 8% driven by a strong performance in North American whiskey, scotch, and vodka. Crown Royal and Bulleit Bourbon contributed more than 45% of the net sales growth following successful innovations such as Crown Royal Maple Finished and Bulleit 10 year old which were launched this year. Smirnoff delivered a strong performance and grew net sales 6% with the expansion of the confectionery line and the launch of Smirnoff Kissed Caramel, Iced Cake and Root Beer Float. Johnnie Walker increased net sales 14% driven by the strong performance of both Johnnie Walker Black Label and Blue Label. 5ppts of positive price/mix arose from price increases put through across categories and positive mix from premiumisation as net sales of the reserve brands grew 9%. Net sales growth in the fourth quarter benefited from the shipment of a new Cîroc flavour which was launched in July.

  •
  Canada's net sales growth of 8% was driven by price increases across categories, successful innovation launches in whiskey, rum, and liqueurs, and the impact of increased marketing investment behind Johnnie Walker, Crown Royal and Baileys as well as bulk whiskey sales.

  •
  Net sales in beer declined 1%. Guinness lost share in the United States as we lapped the introduction of Guinness Black Lager and Red Stripe was affected by supply disruptions.

  •
  Ready to drink net sales declined 10% as Smirnoff Ice faced increased competition from established beer brands.

  •
  Marketing investment was up 10% driven by an increased investment behind strategic brands. Increased spend of 24% on Johnnie Walker was focused on the 'My Label is Black' campaign which was designed to celebrate the Hispanic community. Successful campaigns included the 'Reign On' campaign for Crown Royal, the continuation of the 'Master of the Mix' programme, featuring a DJ competition on cable TV, sponsored by Smirnoff, and the 'Luck Be a Lady' campaign for Cîroc featuring Sean Combs. Increased investment behind Bulleit Bourbon was focused on raising consumer awareness of the brand.

  •
  Price increases implemented across the portfolio and positive mix from the double digit net sales growth of our super and ultra premium brands drove 120bpts of organic operating margin improvement.

Performance

Key financials	2012 Reported (restated)	Exchange	Acquisitions and disposals*	Organic movement	2013 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	3,556	22	(24)	179	3,733	5
Marketing spend	547	6	(18)	50	585	7
Operating profit before exceptional items	1,360	14	(3)	113	1,484	9
Exceptional items	(11)				—

Operating profit	1,349				1,484	10

*
Diageo reported net sales of £267 million (2012 – £266 million) from Jose Cuervo in North America. Acquisitions and disposals are in respect of the year on year movement for Jose Cuervo, as a result of the termination of the distribution agreement, and for disposals made in the years ended 30 June 2013 and 30 June 2012. The variance is primarily driven by the sales decline of Nuvo.

Business review (continued)

	Organic volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key markets and categories:
North America	1	5	5
US Spirits	3	8	7
DGUSA	(7)	(6)	(6)
Diageo Chateau & Estate Wines	1	3	4
Canada	—	8	7
Spirits	2	8	8
Beer	(2)	(1)	(3)
Wine	1	4	4
Ready to drink	(10)	(10)	(11)
The strategic brands:**
Johnnie Walker	5	12	13
Crown Royal	14	17	17
Buchanan's	13	19	19
Smirnoff	2	5	6
Ketel One vodka	5	8	8
Cîroc	1	4	5
Captain Morgan	—	4	4
Baileys	4	7	8
Tanqueray	7	11	12
Guinness	(2)	(1)	—

*
Organic equals reported movement for volume except for Canada (1)%, beer (3)% ready to drink (12)%, and wine 0%, reflecting the disposals in North American wine and other disposals and the termination of the Jose Cuervo distribution agreement.

**
Spirits brands excluding ready to drink.

2013

Western Europe

"Western Europe continued to be a challenging trading environment. Our Southern European markets and Ireland faced another very tough year and net sales declined 11%. Trading in Great Britain was resilient as double digit growth in reserve brands coupled with growth from innovation and improved performance from Smirnoff offset a 9% decline in ready to drink and a 3% decline in Guinness. Benelux, and Germany and Austria grew net sales double digit mainly driven by the strong performance of our scotch and rum brands. Marketing investment, while lower overall, was focused on the biggest opportunities, primarily on our strategic brands, Captain Morgan and Tanqueray as well as on Guinness which made share gains in the last quarter in Great Britain and Ireland. We increased marketing investment on Cîroc, Ketel One vodka, Zacapa, and Johnnie Walker and consequently reserve brands continued to be an area of significant growth, up double digits. Overall we are addressing the challenges we see in Southern Europe and Ireland and we are capturing growth in the stronger markets of Western Europe."

John Kennedy
President, Diageo Western Europe

Business review (continued)

Key highlights

  •
  In the stronger economies of Germany, Austria, and Benelux double digit net sales growth was delivered. Germany and Austria maintained strong momentum on the back of increased marketing investment and expansion of the sales force in the off trade. Captain Morgan and Smirnoff both grew volume and share while net sales of Mey Içki's brands in Germany, the largest export market for raki, grew following increased marketing.

  •
  In Great Britain, innovation and growth of reserve brands offset the impact of a weaker beer market. Innovations included Pimm's Blackberry & Elderflower and a further range extension of pre-mix cans. Growth in reserve was driven by the introduction of Cîroc. Guinness net sales declined 3%, however in the last quarter Guinness gained share as a result of increased marketing investment.

  •
  In Ireland, the beer market contracted across all channels due to the weak economy, and Guinness declined 5%. However, as a result of increased investment, the brand has gained share in the last quarter.

  •
  Net sales in France declined 8% in a weak trading environment and JeB lost share as promotional activity by competitors increased.

  •
  Iberia, Greece and Italy now represent 3% of Diageo's net sales after a number of years of tough trading. In these Southern European markets, volume declined 13% and net sales declined 15% as deeper austerity measures affected overall consumption and sales mix. JeB and Baileys were impacted the most, declining 30% and 18%, respectively.

  •
  Captain Morgan was the best performing brand in Western Europe with 15% net sales growth primarily in Great Britain and Germany driven by higher marketing investment. Reserve continues to show significant growth across Western Europe, with strong growth from the Malts portfolio, while Tanqueray performed well in Great Britain, Benelux, and Germany and gained share in the key gin market of Spain.

  •
  In Western Europe, innovation plays an increasingly important role. Innovation is focused on both sustaining prior year launches, such as Captain Morgan in Germany, and The Singleton in Northern Europe, and on ensuring successful new launches in this year, such as Pimm's Limited Editions, Johnnie Walker Gold Label Reserve, and Johnnie Walker Platinum Label.

  •
  Net sales in Diageo Wines Europe declined 10% in the financial year, mainly due to the lapping of very strong En Primeur sales in the previous year, and the decision to exit from some low value wines.

Performance

Key financials	2012 Reported (restated)	Exchange	Acquisitions and disposals	Organic movement	2013 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	2,345	(36)	1	(90)	2,220	(5)
Marketing spend	355	(8)	1	(20)	328	(8)
Operating profit before exceptional items	717	(12)	(1)	(48)	656	(9)
Exceptional items	43				(31)

Operating profit	760				625	(18)

Business review (continued)

	Organic volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key market and categories:
Western Europe	(3)	(4)	(5)
Spirits	(2)	(3)	(4)
Beer	(6)	(5)	(7)
Wine	(13)	(7)	(7)
Ready to drink	(13)	(8)	(9)
The strategic brands:**
Johnnie Walker	(2)	(1)	(3)
JeB	(18)	(24)	(26)
Smirnoff	2	(1)	(2)
Captain Morgan	17	15	13
Baileys	(4)	(6)	(7)
Guinness	(5)	(3)	(4)

*
Organic equals reported movement for volume except for spirits (1)% and ready to drink (14)%.

**
Spirits brands excluding ready to drink.

2013

Africa, Eastern Europe and Turkey

"This year we are reporting Africa, Eastern Europe, and Turkey as a newly formed region, which is now Diageo's second largest and is the biggest contributor to net sales growth. Net sales grew 10% from strong performance of spirits and a robust performance of beer in Africa, where we grew net sales despite volume declines. Our important spirits markets grew strongly driven by Johnnie Walker in scotch and Smirnoff in vodka. Growing scotch is our priority in spirits and I am pleased to see our strong share gains across the majority of our markets as we scaled up our marketing campaigns. In Eastern Europe and Turkey our focus is primarily on spirits, and Africa remains the key opportunity for growing our outstanding beer business, and expanding spirits. In Africa, while the economic and political situations vary and have impacted beer volume in certain markets, we are investing in beer capacity and building routes to market to fuel long term growth. We have continued to invest in supply and production capacity in Nigeria, Kenya, Ghana, Cameroon, and the expansion of the Meta Abo Brewery in Ethiopia. We are also committed to our community and environmental responsibilities, driving down energy consumption, using local raw materials for beer production, and utilising returnable packaging. Our marketing investment grew 16% to support growth of well established brands and bring new brands and variants to emerging middle class consumers. We have introduced innovation at scale delivering new packaging and fantastic products such as Ruut Extra in Ghana, which is Diageo's first beer brewed using cassava, Jebel grain spirit in Kenya, and Shark Tooth rum in Russia. I am pleased with the progress we continue to make in building our brands and our organisation, and with these good results."

Nick Blazquez
President, Africa, Turkey, Russia, Central & Eastern Europe, Global Sales

Business review (continued)

Key highlights

  •
  Africa, Eastern Europe and Turkey delivered 10% net sales growth, with spirits net sales up 13% and beer net sales up 5% and therefore spirits have driven 59% of the region's net sales growth. Volume in the region was up 4% despite a challenging Africa beer market. Ready to drink net sales grew 32%, driven by Africa.

  •
  Nigeria proved to be a challenging market as consumer confidence was negatively impacted by low government spending and the beer market continued to decline. Volume decreased 1%, however, net sales grew 5% as a result of 52% net sales growth in spirits and price/mix in beer. Beer volume decreased 4%, largely due to Harp and Guinness, however Diageo's beer business delivered net sales growth of 1% as the beer route to market was reinforced through investment in Guinness' distribution network, and an increased sales force. Malta Guinness delivered 15% net sales growth following the introduction of Malta Guinness Low Sugar last year, price increases, and marketing investment. In spirits, Johnnie Walker net sales grew 63% and Baileys net sales were up 30%, as a result of increased distribution and marketing investment. Johnnie Walker spend was focused behind outdoor advertising, the 'Keep Walking' campaign, and event sponsorship while Baileys increased visibility and promotions, coupled with a new bottle launch. Snapp, an apple flavoured ready to drink, targeting the female audience, performed well, benefiting from marketing support, strong distribution and launch events.

  •
  East Africa delivered 10% net sales growth from 3% volume growth. Beer net sales increased by 9%, driven by beer brands in Kenya. Guinness delivered 19% net sales driven by the 'Made of More' advertising campaign, and the Guinness Football Challenge promotion and grew margin as a result of price increases. Tusker net sales were up 13% largely because of favourable price/mix, and volume also grew due to strong marketing support through soccer sponsorships and the 'It's Our Time' campaign. Senator beer net sales grew 9% driven by growth of Senator Keg in Kenya, and the introduction of Senator in Tanzania. There was some weakness in local spirits, however, international spirits performed particularly well with Johnnie Walker and Smirnoff delivering 22% and 24% incremental net sales, respectively. Johnnie Walker's performance was delivered through a mix of growth drivers, including building bar staff capability in premium spirits, educational whisky events for consumers, and on trade activations to promote smaller-sized bottles. Key drivers of Smirnoff growth were price increase and geographic mix. Ready to drink net sales were up 48% as Smirnoff Ice and Snapp continued to grow.

  •
  In Africa Regional Markets spirits growth was driven by Johnnie Walker which delivered double digit increases in net sales across all key markets. Beer net sales were driven by price increases in Ghana, Cameroon, and Seychelles. In Ghana, beer benefited from the government's tax concessions on products containing a majority of local raw materials. This helped to offset supply constraints, such as water shortages and increased energy costs. In Cameroon, growing competition from lagers and beer price increases impacted volume. Strong performance of Meta in Ethiopia contributed to total beer net sales growth. Marketing investment was focused behind Johnnie Walker in spirits as well as Ruut Extra in Ghana, Malta Guinness in Cameroon, and Meta beer.

  •
  South Africa delivered a strong performance in spirits driving net sales growth of 17%. Scotch was the largest contributor following national roll out of VAT 69 and JeB promotion campaigns. The expansion of the Johnnie Walker Red Label 'Step Up' campaign and the launch of the 'Keep Walking' campaign targeted at emerging middle class consumers drove premiumisation. As a result, Johnnie Walker net sales grew 31% and share increased. In vodka, Smirnoff maintained

Business review (continued)

    last year's performance trajectory and grew net sales 19%. As pricing and value are key to growth of spirits against local beer and brandy, 500ml PET packaging was launched, following the successful introduction of the 200ml PET pack last year. Smirnoff introduced new flavours, Smirnoff Iced Cake and Smirnoff Kissed Caramel.

  •
  Russia and Eastern Europe delivered 16% net sales growth. Scotch contributed over half of this growth. Johnnie Walker maintained its leadership, posting its biggest share gains in Poland, Bulgaria, and Ukraine. In the standard segment, Bell's and Black&White drove volume growth recruiting emerging middle class consumers into the whisky category. Increased marketing investment was focused behind the strategic brands and innovation, which is one of the key growth drivers in the market. Captain Morgan performed strongly with net sales growth of over 30%, as did Bushmills.

  •
  Turkey net sales were up 8% while volume declined 4% driven by raki category, which was impacted by excise duty increases. Yenì Raki, which remains the most recognised raki brand in Turkey, grew net sales 7% as a result of price increases and better mix. Johnnie Walker and Smirnoff grew net sales double digit and gained share. Johnnie Walker Double Black, Johnnie Walker Gold Label Reserve, Smirnoff Gold, and Cîroc were introduced to widen the range of international brands. Captain Morgan Spiced Gold was introduced to meet the opportunity in cocktail consumption occasions. Marketing investment grew 12% and supported new brand introductions, as well as Johnnie Walker and Smirnoff.

  •
  Marketing investment in the region was up 16%, mainly driven by significant increases on spirits brands, which were up 25% in Africa, 25% in Russia and Eastern Europe, and 12% in Turkey. In Africa marketing investment in beer grew 8%.

Performance

Key financials	2012 Reported (restated)	Exchange	Acquisitions and disposals	Organic movement	2013 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	2,051	(28)	59	198	2,280	11
Marketing spend	232	(6)	3	36	265	14
Operating profit before exceptional items	575	(12)	31	60	654	14
Exceptional items	(7)				(5)

Operating profit	568				649	14

Business review (continued)

	Organic volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key markets and categories:
Africa, Eastern Europe and Turkey	4	10	11
Africa	3	9	8
Nigeria	(1)	5	6
East Africa	3	10	13
Africa Regional Markets	(1)	9	7
South Africa	14	17	5
Russia and Eastern Europe	14	16	14
Turkey	(4)	8	22
Spirits	8	13	14
Beer	(1)	5	6
Ready to drink	27	32	28
The strategic brands:**
Johnnie Walker	22	22	19
JeB	5	4	—
Smirnoff	8	19	11
Captain Morgan	17	19	12
Baileys	13	13	11
Guinness	(2)	2	1

*
Organic equals reported movement for volume except for: Africa, Eastern Europe and Turkey 7%, Africa 5%, Africa Regional Markets 5%, Turkey 9%, spirits 11%, beer 1%, reflecting the acquisitions of Meta Abo and Mey Içki.

**
Spirits brands excluding ready to drink.

2013

Latin America and Caribbean

"Our Latin America and Caribbean business has delivered another strong set of results. Net sales grew 15%, driven by volume, price and mix improvement. Strong double digit growth in Venezuela, Mexico, and West LAC offset a slowdown in Brazil, mostly due to destocking in the wholesale channel driven by a stricter enforcement of tax collections. Scotch remains the growth engine of the region contributing 81% of overall net sales growth. We have expanded our reach to emerging middle class consumers by investing strongly in Johnnie Walker Red Label, Black&White and White Horse. As we drive our premiumisation strategy, we have focused our marketing on super and ultra premium brands. Our reserve brands grew net sales double digit, with particularly strong performance of Johnnie Walker Gold Label Reserve, Buchanan's Special Reserve, and Cîroc. At the same time we have continued to invest in our route to market, particularly in Brazil and Mexico, and increased our focus on innovation which this year accounted for more than a tenth of the net sales in the region. Strong price/mix enabled us to increase marketing investment and still grow operating profit 26% with 300bpts of margin expansion. Overall, despite some headwinds in Brazil and volatility in Venezuela, these are long term, high-growth markets with favourable population demographics and we are well positioned to capture these opportunities and consolidate our leadership position in the region."

Randy Millian
President, Diageo Latin America and Caribbean

Business review (continued)

Key highlights

  •
  Performance in Paraguay, Uruguay and Brazil (PUB) has been impacted by a slowdown in beverage alcohol in Brazil and declines in duty free in Paraguay and Uruguay. In Brazil, the government has made changes which have long term social benefits, including the elimination of some tax incentives and increased enforcement of inter-state taxes which led to destocking in the wholesale channel, stricter enforcement of drink driving laws, and the closure of outlets due to the introduction of nightclub safety guidelines which impacted the on trade. In addition, Diageo has begun to implement a dedicated distributor model, which will reduce stock levels held by the distributors. The realignment of distributors will continue into the next financial year which will also negatively impact sales. The distributor realignment led to improved distribution with an increase in the size of the sales teams now focused on Diageo's brands. As a result, Diageo's scotch brands outperformed the category gaining 3.5ppts of share. In standard scotch, White Horse performed strongly and in the premium segment, Old Parr grew over 20%. In vodka, Diageo lost share to local competitors, however Smirnoff remains the category leader in Brazil.

  •
  Performance in the Andean market was driven primarily by Venezuela where net sales increased 54% despite the political and economic instability which impacted the availability of local brands, due to production delays, and the restricted availability of imported products. Scotch delivered over 75% of Venezuela's growth mainly in the premium segment while double digit net sales growth in rum, vodka, and gin also contributed. Three brands, Old Parr, Buchanan's and Cacique delivered over two thirds of the net sales increase, growing 55%, 60%, and 49%, respectively. Gordon's Flavours, the first locally-produced gin flavour, performed well. The price of imported brands increased by 80% to reflect the devaluation and high inflation. Local products increased 20%. Despite these price increases, Diageo maintained its leading position in Venezuela, with a 57% share in scotch, 50% in rum, and 26% in imported vodka.

  •
  Diageo again delivered a strong performance in Mexico with volume up 14% and net sales up 18%. Diageo's strategy in Mexico is to grow the scotch category where Diageo is the clear leader, drive premiumisation, and widen the reach to middle class consumers by expanding the portfolio through innovation and through increasing use of on trade platforms and customer partnerships. Diageo's scotch brands grew 18% as Johnnie Walker Red Label grew share in standard scotch and Johnnie Walker Black Label gained share in premium scotch following the successful 'Keep Walking Mexico' campaign. Innovations were a key contributor to the strong performance. Buchanan's Master was focused on enhancing leadership in premium scotch. Captain Morgan expanded the reach to middle class consumers and Zacapa built Diageo's position in rum. Implementation of an in-store execution programme has increased share of shelf and display and the launch of a successful strategic partnership programme with key wholesalers improved sales capabilities and contributed to the strong growth.

  •
  WestLAC is Diageo's biggest market in the region and growth was driven by the strong performance of scotch with a 17% net sales increase. Premium scotch, particularly Old Parr and Johnnie Walker Black Label, led the trend with 35% and 25% increases in net sales, respectively. The new 'Morning Keep Walking' campaign was launched with strong television communications throughout the region. Additionally, the House of Walker Mentor programme was introduced and together with scotch festival activations drove the Johnnie Walker brand performance. In Argentina, government restriction on imports resulted in low single digit top line growth during the year.

Business review (continued)

Performance

Key financials	2012 Reported (restated)	Exchange	Acquisitions and disposals	Organic movement	2013 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	1,239	(26)	62	182	1,457	18
Marketing spend	208	(5)	8	22	233	12
Operating profit before exceptional items	369	(4)	9	97	471	28
Exceptional items	(2)				—

Operating profit	367				471	28

	Organic volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key markets and categories:
Latin America and Caribbean	4	15	18
PUB	1	1	10
Andean	7	39	41
Mexico	14	18	21
WestLAC	2	12	10
Spirits	4	17	21
Beer	1	5	2
Wine	(5)	4	(5)
Ready to drink	(6)	—	(4)
The strategic brands:**
Johnnie Walker	6	11	9
Buchanan's	10	26	27
Smirnoff	(3)	3	(6)
Baileys	(8)	(1)	(1)

*
Organic equals reported movement for volume except for: Latin America and Caribbean 35%, PUB 95%, spirits 39% reflecting the acquisition of Ypióca; Andean 9%, beer 4%, and ready to drink 0% reflecting restatements in the year.

**
Spirits brands excluding ready to drink.

Business review (continued)

2013

Asia Pacific

"Asia Pacific grew net sales 3% having faced a difficult trading environment in Korea and the duty free channel. In Korea, the traditional on trade channel has declined. We have delivered a strong performance from Smirnoff and Guinness however these newer categories are not yet large enough to offset a 23% decline in Windsor and therefore net sales in Korea were down 17%. Our travel retail business slowed due to softness in spend by Chinese travellers and destocking which will improve performance in the new fiscal year. In the emerging markets of Asia, which now account for over 60% of net sales in the region, net sales were up 8%. In South East Asia we continued to perform strongly with Johnnie Walker up 17% and double digit growth of Guinness. In China, despite weakness in the beverage alcohol sector in the second half, we delivered 7% net sales growth with a very strong performance from our super and ultra premium scotch brands which grew net sales 59% and gained 5ppts of share. In Taiwan, Japan, Australia and the Middle East we delivered good growth mainly driven by the performance of our scotch brands. Scotch is the biggest category in the region and the performance of our scotch brands across the region accounted for more than 50% of our top line growth. We have invested strongly behind our reserve brands which grew 17% and in December 2012 a new Johnnie Walker house opened in Beijing, which at four times larger than the Shanghai house is the world's largest embassy for luxury scotch. We also expanded our regional footprint in the year with further investment in Indonesia, Sri Lanka and Nepal. The weakness in Korea and Asia duty free did have a negative impact on operating margin, however this was more than offset by the strong improvement in margin we achieved in the emerging markets as we leveraged both marketing and overheads, and in total operating margin for the region improved by 60bpts."

Gilbert Ghostine
President, Diageo Asia Pacific

Key highlights

  •
  South East Asia continued to deliver strong double digit net sales growth with 5% volume growth and 9ppts of positive price/mix. Johnnie Walker delivered a strong performance across all markets contributing more than 60% of the top line growth. Performance was particularly strong in Thailand from both Johnnie Walker Red Label and Johnnie Walker Black Label and grew net sales 17%, gaining a further 1ppt of share.

    Guinness grew volume 8% and net sales 13%. Growth was particularly strong in Indonesia with 19% net sales growth on the back of successful marketing activities such as 'Guinness Live Music', where consumers were offered the opportunity to vote for the best local band to represent Indonesia in the global Guinness Arthur's Day celebration in Dublin.

  •
  Greater China delivered a solid performance, with volume up 1% and net sales up 8% despite a difficult trading environment, and continued share gains across all markets. Diageo's China hub, which includes China, Hong Kong and Macau, grew net sales 7% with 8ppts of positive price/mix largely due to a successful premiumisation strategy. Despite a slowdown in China in the second half, as a result of the anti-extravagance campaign launched by the government in China, net sales in the super and ultra premium segments grew 44% driven by Johnnie Walker and Windsor and share increased by 5ppts in China. Baileys net sales grew 30% and the 'Baileys Sisterhood' campaign was launched in Shanghai, leveraging an existing local 'Sisterhood Day'

Business review (continued)

    festival to create an off peak gifting occasion. In Taiwan net sales grew 10% with 5ppts of positive price/mix. The strong momentum of The Singleton continued and with 37% net sales increase was the fastest growing single malt brand in the category, gaining 2ppts of share. In the super premium segment Johnnie Walker Premier grew net sales 17% while Johnnie Walker XR 21 drove the 41% net sales growth in ultra premium.

  •
  India's net sales declined 2% and volume 5% as stock in trade was reduced in the first quarter. Diageo's scotch brands grew net sales 3% helped by an increased investment behind VAT 69 and Black&White which delivered strong net sales and volume growth and led to a 4ppts increase in the total Diageo scotch share. In a declining vodka category, Smirnoff gained 0.5ppt of share and grew net sales 1% with a volume decline of 6%. The high stock in trade in the first quarter was the main driver for the 5% decline of Johnnie Walker's net sales. Despite these uncertainties depletions growth for Johnnie Walker Black Label and Johnnie Walker Red Label was robust in the second half of the year.

  •
  Global Travel Asia & Middle East net sales declined 2%, mainly driven by the Asia duty free business where net sales declined 15% with destocking among key customers. Political tension between North and South Korea negatively impacted passenger trends in South Korea, the largest Johnnie Walker Blue Label market in travel retail and contributed to net sales declining 14% for the variant. A strong performance from Cîroc and Ketel One vodka was unable to offset a decline in Smirnoff which resulted in a decline of the vodka category of 1%. Austerity measures implemented by the Chinese government led to a 33% net sales decline of Shui Jing Fang in duty free. Middle East grew net sales 10%. The scotch category delivered 15% net sales growth as Johnnie Walker Black Label and the expanded distribution of Johnnie Walker Double Black helped to deliver a combined net sales growth of 18% in the important premium segment. Successful launches of Johnnie Walker XR 21, John Walker & Sons Odyssey and the Johnnie Walker Explorers' Club Collection contributed to strengthen Diageo position in the ultra premium segment which grew net sales 28%.

  •
  Australia grew net sales 3% despite a volume decline of 4% mainly due to price increases across the core brands and a focus on premiumisation. The ultra premium segment grew 22% overall with Cîroc and Ketel One vodka growing net sales 91% and 22%, respectively. Net sales growth of 8% was delivered in scotch, mainly driven by Dimple and Johnnie Walker Blue Label. Despite a volume decrease of 12% Smirnoff grew net sales 7% on the back of price increases. Increased marketing investment behind Gordon's and Tanqueray delivered solid growth in the gin category contributing 22% to the overall growth. Innovation launches of Bundaberg Select VAT and Master Distillers' Collection continued to play a key role in premiumising the Bundaberg brand and contributing to 1% net sales growth. Within the rum category Captain Morgan delivered excellent results growing net sales 85% by capitalising on the increasing popularity of spiced rums. Ready to drink volume and net sales decreased 7% and 1% respectively due to price increases taken during the year. The higher duty compared to beer and cider continued to hinder the category and the launch of new variants with lower ABV helped to soften the decline. Diageo Australia remains the category leader in scotch gaining a further 1.9ppts share during the year.

  •
  North Asia performance was impacted by the contraction of the traditional on trade channel in Korea resulting in an overall 11% net sales decline. While performance improved in the second half, net sales in Korea decreased 17% with Windsor losing 3ppts of share due to price increases that were not immediately followed in the market. JeB, Guinness and Smirnoff grew net sales

Business review (continued)

    30%. Japan grew net sales 5% boosted by Johnnie Walker, which grew 34% helped by the introduction of new variants such as Johnnie Walker Platinum Label, Johnnie Walker Gold Label Reserve, and Smirnoff Ice, which grew net sales 30% and led the strong performance of the growing category of ready to drink.

  •
  Marketing investment in the region decreased 1% mostly driven by a reduction in spend in Korea. Marketing on reserve brands increased 35% to drive premiumisation and it now accounts for nearly 30% of the marketing investment in the region. In China marketing activities such as Johnnie Walker's 'Blue Label 360 Tiger' aimed at highlighting brand rarity and the John Walker & Sons Odyssey launch on the Voyager yacht contributed to the net sales increase in the ultra premium segment. In the faster growing markets such as Southeast Asia, investment behind Johnnie Walker grew 18% led by successful experiential marketing campaigns such as Blacklist and REDrevolution in Thailand, which saw Johnnie Walker Red Label sponsor the biggest music event in the country.

Performance

Key financials	2012 Reported (restated)	Exchange	Acquisitions and disposals	Organic movement	2013 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	1,501	4	116	46	1,667	11
Marketing spend	343	5	27	(5)	370	8
Operating profit before exceptional items	342	11	40	21	414	21
Exceptional items	(10)				(1)

Operating profit	332				413	24

Business review (continued)

	Organic volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key markets and categories:
Asia Pacific	(1)	3	11
South East Asia	5	14	13
Greater China	1	8	75
India	(5)	(2)	(7)
Global Travel Asia and Middle East	(1)	(2)	(2)
Australia	(4)	3	4
North Asia	(9)	(11)	(11)
Spirits	(1)	3	14
Beer	3	9	7
Ready to drink	(4)	2	2
The strategic brands:**
Johnnie Walker	4	8	8
Windsor	(20)	(21)	(19)
Smirnoff	(8)	4	3
Baileys	3	8	9
Guinness	7	10	8

*
Organic equals reported movement for volume except for Asia Pacific 2%, Greater China 30% and spirits 1% due to the Shuijingfang acquisition and Australia (3)% due to the termination of the Jose Cuervo distribution agreement.

**
Spirits brands excluding ready to drink.

Business review (continued)

Category review

	Organic volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Category performance
Spirits**	2	7	9
Beer	(2)	2	1
Wine	(9)	—	—
Ready to drink	(3)	—	(3)
Total	1	5	6

Strategic brand performance**
Whisk(e)y:	5	10	9
Johnnie Walker	7	10	10
Crown Royal	14	17	17
JeB	(12)	(15)	(17)
Buchanan's	11	25	26
Windsor	(20)	(21)	(19)
Bushmills	11	12	12

Vodka:	—	5	5
Smirnoff	1	4	3
Ketel One vodka	5	8	8
Cîroc	5	8	8

Rum:	1	5	5
Captain Morgan	5	7	7

Liqueurs:	(1)	2	—
Baileys	—	2	1

Tequila:	9	13	7

Gin:	3	8	7
Tanqueray	8	12	12

Beer:	(2)	2	1
Guinness	(2)	1	—

*
Organic equals reported movement for volume except for total 5%, spirits 7%, beer (1)%, wine (8)%, ready to drink (4)%, vodka 1%, tequila 6%, reflecting the Mey Içki, Meta Abo, Ypióca and Shuijingfang acquisitions and the termination of the Jose Cuervo distribution agreement and North American wine disposal.

**
Spirits brands excluding ready to drink.

Spirits represent 68% of Diageo's net sales, and generated 97% of the total net sales growth in the year.

Business review (continued)

Whisk(e)y represents 36% of Diageo's total net sales and was up 10%, contributing 68% of total net sales growth. Emerging markets contributed over half of total whiskey net sales. Scotch led whiskey growth, with net sales up 9% and volume up 4% driven by premium and super premium brands in faster growing markets.

  •
  Johnnie Walker is now a 20 million 9 litre case brand, growing over 1 million cases this year. The emerging markets accounted for 80% of the total net sales growth. In developed markets, Johnnie Walker grew net sales by 14% in the United States, while the economic challenges in Southern Europe continued to impact the brand's commercial performance in Western Europe. From a variant perspective, the brand's performance is driven by premium and super premium variants, namely Johnnie Walker Black Label, the roll out of Johnnie Walker Platinum Label and Johnnie Walker Gold Label Reserve. Innovation continues to be a key driver of growth. Johnnie Walker Double Black is now sold in over 100 markets. The launches of John Walker & Sons Odyssey and the Johnnie Walker Explorers' Club Collection have received a strong positive response from customers and consumers. Johnnie Walker Red Label had strong momentum with 8% net sales growth, as Africa continued to deliver strong performance for the brand on the back of investment and expanded distribution.

  •
  Crown Royal net sales grew 17% driven by strong performance in its primary market, North America. Crown Royal Deluxe, Crown Royal Black, and Crown Royal Maple Finished, which was launched in the first half, all grew strongly. Increased marketing investment of 8% was directed to the new 'Reign On' consumer recruitment campaign, with significant media support across North America. In Canada, Crown Royal is growing share as it outpaces the Canadian whiskey category.

  •
  JeB net sales declined 15% due to JeB's exposure to Southern Europe and the excise duty increases in France. JeB delivered 13% net sales growth in South Africa, the brand's third biggest market, with a strong on trade promotional programme.

  •
  Buchanan's again delivered very strong growth, with volume up 11% and net sales up 25% led by the Latin American markets. In North America it also delivered a strong performance, with volume up 13% targeting Latin American consumers. In Latin America and Caribbean Buchanan's delivered 26% net sales growth; Venezuela and Mexico drove this performance through the new 'Share Yourself' campaign. Another growth driver was Buchanan's Master, which became the second largest scotch in Venezuela and Mexico. Buchanan's Special Reserve led the super premium segment in these key markets.

  •
  Windsor declined double digit both by volume and net sales due to the downturn in the traditional on trade channel in Korea. This was driven by a change in business entertainment activities, growing consumer concerns over health and wellbeing, and stronger local regulation of the whisky industry. Windsor has recovered share from the first half decline and remains the leading scotch whisky in Korea.

  •
  Bushmills grew volume 11% and net sales 12%. The brand grew in all regions with a particularly strong performance in Russia and Eastern Europe, growing 36%. The growth was driven by global and local 'Bushmills Live' marketing events and expanded distribution. Western Europe continues to deliver single digit growth in a tough economic environment.

  •
  Malts performed strongly, delivering 17% of net sales growth. Talisker and The Singleton grew net sales 30% and 36%, respectively with the launch of 'Talisker Storm' and marketing investment in the impactful 'Singleton Sensorium' campaign.

Business review (continued)

Vodka delivered net sales growth of 5% and constitutes 12% of total Diageo net sales. North America, Diageo's largest vodka market, remained flat by volume with net sales up 5%. Category performance was again driven by super and ultra premium variants, with Cîroc and Ketel One vodka leading the growth.

  •
  Smirnoff net sales grew 4% building on last year's strength. In North America, Smirnoff net sales were up 5%, driven by the United States, the largest Smirnoff market, which delivered 6% net sales growth. Strong innovation launches including Smirnoff Confectionery and Smirnoff Sorbet Light flavours added to the Smirnoff brand performance, which was sustained by marketing investment. In Western Europe, performance was mixed by market. In Great Britain, Smirnoff benefited from Smirnoff's 'World's Best Drinks' programme. However, this was offset by destocking. Ireland remains tough due to the economic environment, and in Germany, Smirnoff gained share. In emerging markets, Smirnoff led the establishment of the vodka category with strong double digit net sales growth in South Africa, Kenya and Ghana. In Latin America and Caribbean, the brand was affected in Brazil by the economic slowdown, however, this was offset by strong performance in other Latin American countries. In Asia Pacific, the brand also performed well in new vodka markets, particularly in Korea, Thailand, Indonesia and Japan.

  •
  Ketel One vodka had another good year, growing both net sales and volume on the back of continued strong performance in North America driven by pricing. The brand delivered double digit growth outside the United States as distribution was expanded to over 70 markets across the world.

  •
  Cîroc sells over 2 million 9 litre cases. In the United States growth was driven by Cîroc's base variant and the continued success of Cîroc Peach, the largest revenue generating innovation in the United States. Cîroc marketing investment increased double digit. Outside of the Unites States, Cîroc grew strongly especially in Western Europe, Brazil, and in Global Travel Retail.

Rum grew 5%, with strong performances from Captain Morgan and Zacapa, and constitutes 6% of total Diageo net sales.

  •
  Captain Morgan grew net sales 7% with sales volume reaching 10 million cases this year. The 'To Life, Love and Loot' campaign in the United States continued with new creative executions, featuring the legendary Captain Henry Morgan. The brand also grew strongly in its newer markets of Western Europe, Eastern Europe, and Mexico, where the proven 'Keys to Adventure' experiential events and 'Captain Morgan Starts the Party' campaign, have continued to be key growth drivers.

  •
  Zacapa delivered net sales growth in North America and Western Europe. In emerging markets, the brand grew net sales double digit, driving the super premium and the ultra premium segments of the rum category. Key growth drivers for the brand were sampling, PR and consumer experiences along with bartender programmes such as Diageo Reserve World Class.

Liqueurs, which represent 5% of Diageo net sales, grew 2% driven by growth in Baileys.

  •
  Baileys delivered 2% net sales growth. This was driven by a global re-launch, supported by the new 'Cream with spirit' campaign, and the new pack, and retail design. In the United States, which accounts for more than a quarter of the brand's net sales, Baileys performed strongly with 9% net sales growth driven by the new advertising campaign and the launch of Baileys Hazelnut. In Western Europe Baileys declined 6%, driven by Great Britain, and Southern Europe;

Business review (continued)

    Germany and Austria, and Ireland performed well and grew net sales 10% and 9%, respectively. Baileys continues its growth trajectory in emerging markets, with double digit net sales growth in Russia, Africa and China.

Tequila, Don Julio, grew net sales 13% and volume 9%. In its primary market, North America, the brand maintained favourable price/mix and grew share. The performance was driven by increased investment in mentorship programmes, experiential sampling in the on trade, public relations, and above the line advertising. Outside North America, Don Julio continued to deliver strong double digit net sales growth, especially in Asia Pacific, and Africa, Eastern Europe and Turkey. In these markets, the brand was driven by experiential consumer events. In Canada, Western Europe, and Latin America, the key growth drivers were improved visibility, mentorship and sampling programmes in the on trade, as well as strong execution of Don Julio in Diageo Reserve World Class.

Gin grew net sales 8% and constitutes 3% of Diageo total net sales.

  •
  Tanqueray net sales increased 12%, with strong growth across all regions, driven by the performance in the United States and continued growth in Western Europe. In the Unites States, Tanqueray returned to growth as the advertising campaign 'Tonight We Tanqueray' was amplified. Increased marketing investment, combined with commercial focus and execution drove strong brand awareness and sales. An educational experience for bartenders was activated in 30 markets this financial year. Outside the United States 'Tonight We Tanqueray' campaign was rolled out supported by increased investment.

  •
  Gordon's grew net sales 5% globally driven by growth in the emerging markets of Eastern Europe, Turkey, Latin America and Caribbean, and in South East Asia.

Beer represents 21% of Diageo net sales and delivered 2% net sales growth driven by emerging markets, which grew net sales 6%. Volume declined 2%, principally in Western Europe.

  •
  Guinness net sales increased 1% while volume declined 2%. Africa, the largest Guinness market by volume, delivered net sales growth of 2%, despite tough economic conditions in a number of African countries. In Western Europe, net sales were down 3% driven by the beer market decline and economic uncertainty. In Asia Pacific, Guinness delivered double digit growth, primarily in Indonesia, due to a combination of marketing, pricing, and strong commercial activations. Marketing investment was focused behind the 'Made of More' campaign in Western Europe and Africa, consumer participation programmes related to the Arthur's Day celebration in Dublin, rugby and football communication platforms, and the official broadcast partnership with the English Premier League in Africa.

Wine net sales represent 4% of Diageo's net sales and were flat following a decline of 7% of net sales in Western Europe and growth of 4% in North America.

Ready to drink represents 6% of Diageo net sales, and were flat. 10% net sales decline in North America was offset by strong net sales growth in Africa, which was driven by innovations: Smirnoff Black Ice in Cameroon, Smirnoff Double Black & Guarana in South Africa, and Snapp in Kenya and Nigeria.

Business review (continued)

Operating results 2012 compared with 2011

Financial review

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

Sales and net sales    On a reported basis, sales increased by £1,362 million from £13,232 million in the year ended 30 June 2011 to £14,594 million in the year ended 30 June 2012 and net sales increased by £826 million from £9,936 million in the year ended 30 June 2011 to £10,762 million in the year ended 30 June 2012. Exchange rate movements decreased reported sales by £123 million and reported net sales by £90 million. Acquisitions increased reported sales by £741 million and reported net sales by £320 million. Disposals decreased reported sales by £31 million and reported net sales by £29 million.

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

        Cost of sales excluding exceptional items was £4,228 million in the year ended 30 June 2012 compared with £3,983 million in the year ended 30 June 2011. Acquisitions and disposals added £

Business review (continued)

91 million, with Mey Içki being the principal contributor, and favourable exchange movements reduced cost of sales by £38 million. The 2% volume increase together with some mix benefits added £110 million to cost of sales. Cost increases on materials, utilities and logistics amounted to 5% of cost of sales, and half of this increase was offset by cost reductions through asset rationalisation, procurement benefits and operational efficiencies.

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

Post employment plans    The deficit in respect of post employment plans before taxation increased by £247 million from £838 million at 30 June 2011 to £1,085 million at 30 June 2012 primarily as a result of a decrease in the discount rate assumptions used to calculate the liabilities of the plans partly offset by a decrease in the inflation assumptions and changes in the calculation of future pension increases. Cash contributions to the group's UK and Irish pension plans in the year ended 30 June 2012 were £133 million (2011 – £151 million).

Operating profit    Reported operating profit for the year ended 30 June 2012 increased by £563 million to £3,158 million from £2,595 million in the year ended 30 June 2011. Before exceptional operating items, operating profit for the year ended 30 June 2012 increased by £314 million to £3,198 million from £2,884 million in the year ended 30 June 2011. Exchange rate movements decreased both operating profit and operating profit before exceptional items for the year ended 30 June 2012 by £10 million. Acquisitions increased reported operating profit by £79 million and disposals decreased reported operating profit by £3 million.

Exceptional non-operating items    In the year ended 30 June 2012 gain on sale of businesses of £147 million included a step up gain of £124 million on the revaluation of the group's equity holdings in SJF Holdco and Shuijingfang to fair value as the associates became subsidiaries during the year. In addition, exceptional non-operating items included a gain of £23 million on the sale of the group's investment in Tanzania Breweries. In the year ended 30 June 2011 a net loss before taxation of £14 million on sale of businesses arose on the disposal of a number of small wine businesses in Europe and in the United States and on the termination of a joint venture in India.

Business review (continued)

Net finance charges    Net finance charges amounted to £397 million in the year ended 30 June 2012 (2011 – £397 million).

        Net interest charge increased by £13 million from £369 million in the year ended 30 June 2011 to £382 million in the year ended 30 June 2012. The effective interest rate was 4.7% (2011 – 4.9%) in the year ended 30 June 2012 and average net borrowings increased by £1.1 billion. For the calculation of effective interest rate, the net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

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

Associates    The group's share of associates' profits after interest and tax was £213 million in the year ended 30 June 2012 (2011 – £176 million). Diageo's 34% equity interest in Moët Hennessy contributed £205 million (2011 – £179 million) to share of associates' profits after interest and tax.

Profit before taxation    Profit before taxation increased by £761 million from £2,360 million in the year ended 30 June 2011 to £3,121 million in the year ended 30 June 2012.

Taxation    The reported tax rate increased from 14.5% in the year ended 30 June 2011 to 33.3% in the year ended 30 June 2012. During the year tax authority negotiations were concluded resulting in a favourable change to the taxation basis of certain overseas profit and intangible assets which has reduced the ongoing tax rate but which resulted in the loss of future tax amortisation deductions giving rise to an exceptional write off of the related deferred tax assets of £524 million. The tax rate before exceptional items for the year ended 30 June 2012 was 17.7% (2011 – 17.4%).

Discontinued operations    Discontinued operations in the year ended 30 June 2012 represented a charge after taxation of £11 million in respect of anticipated future payments to additional thalidomide claimants.

Exchange rate and other movements    Foreign exchange movements in the year ended 30 June 2012 decreased net sales, operating profit before exceptional items and profit from associates by £90 million, £10 million, and £2 million, respectively, and reduced net finance charges by £19 million.

Analysis by reporting segments

The organic growth figures for volume, net sales, marketing spend and operating profit before exceptional items by reporting segment for the year ended 30 June 2012, restated for changes in

Business review (continued)

reporting segments and allocation of specific corporate and global supply items (see page 34), are as follows:

	Volume	Net sales	Marketing spend	Operating profit*
	%	%	%	%
Organic growth by region
North America	2	6	7	7
Western Europe	(3)	(3)	(1)	(2)
Africa, Eastern Europe and Turkey	6	12	15	18
Latin America and Caribbean	10	19	18	19
Asia Pacific	2	8	11	10
Diageo**	2	6	8	9

*
Operating profit excluding exceptional items.

**
Including Corporate.

Corporate revenue and costs

Net sales were £70 million in the year ended 30 June 2012, flat relative to the year ended 30 June 2011. Net operating charges were £165 million in the year ended 30 June 2012 having been £134 million in the year ended 30 June 2011. The movement was made up of:

  •
  a charge of £4 million versus a benefit of £17 million in the year ended 30 June 2011, arising from currency transaction hedging which is controlled centrally;

  •
  £19 million in respect of transaction costs incurred on acquisitions; and

  •
  a £9 million reduction in underlying corporate costs.

Business review (continued)

2012

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

  •
  The wine restructuring was completed, improving the economics of the business. Wine continued to play a valuable role in the route to market, but it remained a challenging category and pricing pressure was intense.

  •
  Marketing investment was up 7%, primarily behind strategic brands. Captain Morgan and Smirnoff regained momentum on the back of compelling new advertising campaigns 'To Life, Love and Loot' and a new version of 'I choose' which included the launch of Smirnoff Whipped Cream and Fluffed Marshmallow. The strong performance of Johnnie Walker was the result of a significant increase in scotch marketing spend, as the launch of Johnnie Walker Double Black in October, the 'Say it without saying it' campaign and Blue Label engraving, drove a significant shift into higher priced variants and net sales increased 18%.

  •
  Net sales growth of 5% in Canada was driven by category leaders Smirnoff and Captain Morgan which delivered increases of 5% and 8% respectively. Guinness net sales grew 8% supported by a national television campaign in English and French, the first of its kind in three years.

Performance†

Key financials	2011 Reported	Exchange	Acquisitions and disposals	Organic movement	2012 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	3,366	18	(26)	198	3,556	6
Marketing spend	508	2	1	36	547	8
Operating profit before exceptional items	1,265	11	(3)	87	1,360	8
Exceptional items	(23)				(11)

Operating profit	1,242				1,349	9

Business review (continued)

	Organic volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key markets and categories:
North America	2	6	6
United States	1	6	6
Canada	2	5	5
Spirits	2	7	7
Beer	1	4	5
Wine	(5)	(7)	(17)
Ready to drink	—	3	3
The strategic brands:**
Johnnie Walker	9	18	18
Crown Royal	(4)	(3)	(2)
Buchanan's	9	11	11
Smirnoff	3	4	5
Ketel One vodka	8	8	8
Cîroc	58	61	62
Captain Morgan	5	7	7
Baileys	3	5	5
Jose Cuervo	(6)	(7)	(7)
Tanqueray	(2)	(1)	(1)
Guinness	9	9	10

†
Restated for changes in reporting segments and allocation of specific Corporate and Global Supply items, see page 34.

*
Organic equals reported movement for volume except for: total North America volume 1% and wine (13)% due to disposals.

**
Spirits brands excluding ready to drink.

2012

Western Europe

Key highlights

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

  •
  In Ireland, Guinness Draught and Smithwick's grew share in the on trade and Harp in the off trade, but the beer market remained in decline and net sales fell 5%.

  •
  In Great Britain, reduced promotional activities across the portfolio drove 2% decline in net sales with 4 percentage points of positive price/mix. Smirnoff delivered 6% net sales growth,

Business review (continued)

    driven by Smirnoff Red gaining share despite the promotional reductions. Beer net sales grew 6% with price increases on Guinness and a successful year for Red Stripe as the brand's sales, distribution and marketing were brought in house.

  •
  The rest of Western Europe delivered 5% growth in spirits, fuelled by double digit top line growth of Smirnoff and Captain Morgan. Germany maintained strong momentum on the back of increased customer marketing focus and benefited from the premiumisation trend for international spirits. Captain Morgan saw almost 60% net sales growth with 4 percentage points of share gain. Net sales in France were flat as the second half saw the reversal of the pre excise tax increase buy in coupled with difficult market conditions. The Singleton more than doubled in net sales as the brand gained share in France supported by improved distribution.

Performance†

Key financials	2011 Reported	Exchange	Acquisitions and disposals	Organic movement	2012 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	2,433	(21)	—	(67)	2,345	(4)
Marketing spend	357	(3)	3	(2)	355	(1)
Operating profit before exceptional items	727	(9)	11	(12)	717	(1)
Exceptional items	(64)				43

Operating profit	663				760	15

	Organic volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key market and categories:
Western Europe	(3)	(3)	(4)
Spirits	(3)	(2)	(3)
Beer	(3)	—	(1)
Wine	(5)	(10)	(11)
Ready to drink	(7)	(7)	(7)
The strategic brands:**
Johnnie Walker	(1)	(3)	(4)
JeB	(4)	(8)	(10)
Smirnoff	1	4	4
Captain Morgan	20	15	15
Baileys	(10)	(9)	(9)
Guinness	(4)	(2)	(3)

†
Restated for changes in reporting segments and allocation of specific Corporate and Global Supply items, see page 34.

*
Organic equals reported movement for volume except for spirits (2)% reflecting the acquisition of Mey Içki.

**
Spirits brands excluding ready to drink.

Business review (continued)

2012

Africa, Eastern Europe and Turkey

Key highlights

  •
  Net sales in Nigeria grew 4%. Harp delivered another year of double digit net sales growth, however, net sales of Guinness declined slightly as price increases were implemented to maintain its premium position in a difficult economic environment. Strong spirits net sales growth resulted from more volume of premium plus brands and price increases across the portfolio, delivering positive price/mix. Marketing spend increased driven by the successful launch of Harp Lime.

  •
  East Africa delivered a strong performance driven by Senator, Tusker, Guinness and the strong growth of spirits. Investment behind marketing, innovation such as Tusker Lite and improved distribution drove the strong beer performance. Increased sales focus on international spirits and Kenya Cane in new glass bottles drove very strong double digit growth across spirits.

  •
  Cameroon and Ghana represented three quarters of Diageo's Africa Regional Markets and delivered approximately 90% of incremental net sales. This was driven by Guinness in Cameroon, and Malta, Guinness and Star in Ghana. Marketing spend increased across Africa Regional Markets, principally focused on Johnnie Walker, with a campaign that included outdoor advertising, trade visibility and mentoring programmes. During the year Diageo completed the acquisition of the Meta Abo Brewery in Ethiopia and continued to build the spirits business in Angola, expanding the distribution footprint in the region.

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

  •
  In Russia and Eastern Europe, double digit net sales growth was driven by scotch, with Johnnie Walker up 11%, Bell's up 57% and White Horse up 17%. Marketing spend was focused behind Johnnie Walker and also on launching the first ever local campaign for White Horse, the biggest whisky brand in Russia. Black & White, targeting consumers seeking a more affordable entry into the scotch category, performed well following its launch in August. As a result of broadening from scotch into other categories in these new high growth markets, Captain Morgan and Bushmills also contributed to top line growth with net sales growth over 30% for both and share gains within the growing rum and Irish whiskey categories.

  •
  In Turkey the integration of Mey Içki was completed successfully. Net sales growth of 28% reflected the resolution in 2011 of the customs dispute which had impacted imports and also the share gains made as a result of marketing investment behind Johnnie Walker, JeB and Smirnoff. The inorganic part of the Turkish business delivered £291 million of net sales as Yenì Raki continued to be the market leader and while the duty increase impacted sales in the category, Mey Içki gained 3 percentage points of share on the back of very effective on trade marketing activities and increased penetration into beer led outlets.

Business review (continued)

Performance†

Key financials	2011 Reported	Exchange	Acquisitions and disposals	Organic movement	2012 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	1,627	(81)	317	188	2,051	26
Marketing spend	184	(9)	31	26	232	26
Operating profit before exceptional items	420	(18)	100	73	575	37
Exceptional items	(100)				(7)

Operating profit	320				568	78

	Organic volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key markets and categories:
Africa, Eastern Europe and Turkey	6	12	26
Africa	5	11	7
Nigeria	(1)	4	1
East Africa	8	19	16
Africa Regional Markets	7	15	13
South Africa	8	7	(3)
Russia and Eastern Europe	14	16	13
Turkey	7	28	983
Spirits	11	20	60
Beer	4	9	6
Ready to drink	(11)	(1)	(6)
The strategic brands:**
Johnnie Walker	24	27	22
JeB	7	11	6
Smirnoff	18	17	9
Captain Morgan	10	14	7
Baileys	5	11	8
Guinness	3	7	3

†
Restated for changes in reporting segments and allocation of specific Corporate and Global Supply items, see page 34.

*
Organic equals reported movement for volume except for: Africa, Eastern Europe and Turkey 26%, Africa 8%, East Africa 11%, Africa Regional Markets 14%, Turkey 1,081%, beer 8% and Smirnoff 26% reflecting the acquisition of Serengeti, Meta Abo and Mey Içki.

**
Spirits brands excluding ready to drink.

Business review (continued)

2012

Latin America and Caribbean

Key highlights

  •
  Price increases and accelerated reserve brand performance drove 9 percentage points of positive price/mix in Paraguay, Uruguay and Brazil (PUB). Over 60% of net sales growth was driven by scotch, primarily Johnnie Walker and Old Parr. Investment continued behind the route to market, with more distributors on an exclusive basis and behind brands with an increase in marketing spend, focused behind Johnnie Walker and the 'Keep Walking Brazil' campaign, driving 17% net sales growth for the brand. The balance of spend focused on vodka, which accounted for over 20% of incremental net sales, driven by the impressive growth of both Smirnoff and Cîroc.

  •
  Venezuela and Colombia make up the Andean market. Here growth was driven by a recovery of Venezuelan imports in line with currency availability and a 32% increase in net sales in Colombia. Scotch delivered over two thirds of the market growth while double digit net sales growth in rum and liqueurs also made significant contributions. Diageo gained share in both premium and super premium scotch, with two thirds of the increase in marketing spend directed towards the scotch category, principally Buchanan's in Venezuela, Old Parr in Colombia and Johnnie Walker and the launch of Haig Supreme across the market.

  •
  Strong growth of scotch drove 16% net sales growth in Mexico. Solid growth of Captain Morgan and Zacapa coupled with the launch of Nuvo drove double digit growth in rum and liqueurs. This increased Diageo's category breadth and increased its share of total spirits. Marketing spend focused on both scotch and rum.

  •
  A very good performance in WestLAC was delivered by strong growth in Argentina, Chile, Peru, the Free Trade Zones, Costa Rica and Jamaica. Price increases and double digit net sales growth of scotch and reserve brands delivered 7 percentage points of positive price/mix. Marketing spend focused on Johnnie Walker and Smirnoff which grew net sales 9%.

Performance†

Key financials	2011 Reported	Exchange	Acquisitions and disposals	Organic movement	2012 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	1,063	(22)	—	198	1,239	17
Marketing spend	181	(6)	1	32	208	15
Operating profit before exceptional items	320	(10)	(2)	61	369	15
Exceptional items	(6)				(2)

Operating profit	314				367	17

Business review (continued)

	Organic volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key markets and categories:
Latin America and Caribbean	10	19	17
PUB	11	20	15
Andean	18	42	44
Mexico	15	16	9
West LAC	9	16	16
Spirits	11	20	18
Beer	(2)	8	7
Wine	15	21	16
Ready to drink	2	15	10
The strategic brands:**
Johnnie Walker	5	14	12
Buchanan's	13	28	25
Smirnoff	18	19	13
Baileys	3	9	6

†
Restated for changes in reporting segments and allocation of specific Corporate and Global Supply items, see page 34.

*
Organic equals reported movement for volume.

**
Spirits brands excluding ready to drink.

2012

Asia Pacific

Key highlights

  •
  Underlying consumption trends continued to be strong in the new high growth markets of Asia as reflected in the 14% increase in full year net sales. In the fourth quarter route to market changes were implemented in South East Asia which reduced shipments in the period and adversely impacted the market's second half performance. The global slowdown affected consumer sentiment in Australia and the second half was weaker. Diageo Korea net sales also slowed from the first half but Diageo gained share in scotch and vodka.

  •
  South East Asia delivered 3% volume growth with 12 percentage points of price/mix as a result of price increases and premiumisation and the market was the biggest contributor to pricing, premium and above scotch growth and margin improvement in the region. Premium, super and ultra premium launches, such as Platinum, XR21 and Double Black helped the Johnnie Walker portfolio to gain further share which together with price increases resulted in 23% net sales growth. Guinness had another strong year, breaking the £100 million barrier, with 13% net sales growth through strong pricing and continued share gains in Indonesia on the back of St Patrick's and Arthur's Day and World Series of Pool activations.

  •
  Net sales growth of 13% in Greater China, and 16% in China, with 5 and 6 percentage points of positive price/mix, respectively, was due to the successful premiumisation strategy and price

Business review (continued)

    increases across the portfolio. Reserve brands net sales increased over 60% in China with continued strong performance from Johnnie Walker super and ultra premium variants and The Singleton. Baileys posted 37% net sales growth with 18 percentage points of positive price/mix, supported by increased marketing spend, in particular the Baileys 'Perfect Place' participation platform. The launch of Guinness Original in January in Shanghai together with the strategy of super premium pricing drove 17% net sales increase for Guinness. Marketing spend increased ahead of net sales with most of the incremental investment going behind Johnnie Walker premium and above variants in China. Strong premiumisation momentum continued in the second half of the year as reflected in the 7 percentage points of price/mix achieved and underlying consumption trends remained robust. Lower top line growth in the second half was driven by lapping an unusually strong third quarter last year together with shipment phasing in Taiwan.

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

  •
  In a weaker market Diageo Australia net sales declined slightly, however the business delivered share gains in spirits and ready to drink. The market is expected to return to growth on the basis of strong fundamentals. Increased focus and marketing spend delivered over 80% net sales growth of reserve brands, with Johnnie Walker's ultra-premium brands the main contributors. Innovation extended Bundaberg into new segments with the launch of Bundaberg Five into white rum and the limited edition Bundy Masters Distillers Collection into premium to drive 5% growth. Smirnoff also grew 5% on the back of a successful advertising campaign. Baileys gained share but declined in a tough category.

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

Business review (continued)

Performance†

Key financials	2011 Reported	Exchange	Acquisitions and disposals	Organic movement	2012 Reported	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	1,377	17	—	107	1,501	9
Marketing spend	303	6	—	34	343	13
Operating profit before exceptional items	286	34	(11)	33	342	20
Exceptional items	(50)				(10)

Operating profit	236				332	41

	Organic volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Key markets and categories:
Asia Pacific	2	8	9
South East Asia	3	15	14
Greater China	8	13	16
India	17	24	13
Global Travel Asia and Middle East	(5)	11	11
Australia	—	(1)	3
North Asia	(1)	1	3
Spirits	3	10	12
Beer	1	11	11
Ready to drink	(6)	(6)	(2)
The strategic brands:**
Johnnie Walker	4	17	18
Windsor	(4)	(1)	—
Smirnoff	1	3	2
Guinness	10	12	12

†
Restated for changes in reporting segments and allocation of specific Corporate and Global Supply items, see page 34.

*
Organic equals reported movement for volume.

**
Spirits brands excluding ready to drink.

Business review (continued)

Category review

	Organic volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
Category performance
Spirits**	3	8	12
Beer	2	5	4
Wine	(3)	(7)	(9)
Ready to drink	(3)	—	—
Total	2	6	8

Strategic brand performance**
Whisk(e)y:	4	10	9
Johnnie Walker	7	15	14
Crown Royal	(4)	(3)	(3)
JeB	(1)	(3)	(5)
Buchanan's	12	24	23
Windsor	(4)	(1)	—
Bushmills	18	20	19

Vodka:	5	13	15
Smirnoff	5	6	5
Ketel One vodka	9	9	10
Cîroc	60	62	63

Rum:	6	8	8
Captain Morgan	9	9	9

Liqueurs:	(2)	1	—
Baileys	(4)	(1)	(1)

Tequila:	(2)	—	—
Jose Cuervo	(4)	(5)	(5)

Gin:	1	3	3
Tanqueray	1	2	2

Beer:	2	5	4
Guinness	1	4	3

*
Organic equals reported movement for volume, except for: total volume 6%, spirits 7%, beer 4%, wine (4)%, vodka 8% reflecting the Mey Içki, Meta Abo and Serengeti Breweries acquisitions and disposals.

**
Spirits brands excluding ready to drink.

Spirits was 66% of Diageo net sales and delivered over 80% of the group's growth. Developed markets grew net sales 4% on flat volume and new high growth markets grew 18% with 9 percentage points of positive price/mix through strong pricing and favourable mix as consumers moved up the price ladder.

Total Whisk(e)y was 35% of Diageo portfolio by net sales. Scotch delivered strong growth with net sales up 12%. Premium and above drove this growth and price/mix was up 7 percentage points as a

Business review (continued)

result. In the developed markets, weakness in Southern Europe led to declines in value and standard scotch brands. These segments grew double digit in the new high growth markets as Diageo continued to drive recruitment through the more affordable brands. Premium and above brands grew in all regions on the back of successful innovations and strong marketing. The Singleton more than doubled net sales in Germany and France behind the 'Best tasting Single Malt – You decide' campaign and Old Parr grew 23% with 10 percentage points of positive price/mix through exceptional growth in PUB and Colombia. In the growing North America whiskey segment Bulleit delivered over 60% growth in net sales on the back of the success of Bulleit Rye.

        Johnnie Walker had another exceptional year, posting 15% net sales growth, with the fastest growth coming from super and ultra-premium variants. The growth of Red Label was driven by the emerging middle class recruitment programmes with the 'Step Up' activation delivering almost 60% net sales growth in South Africa and the 'Keep Walking Brazil' campaign driving 16% net sales growth in PUB. The continued success of Johnnie Walker Double Black, priced at a 20% premium to Black Label, together with price increases drove 15% net sales growth for the Black Label variant. Super premium and above grew 28% in the year as the brand experienced a significant shift to higher marks in North America, driven by the new Blue Label packaging and the successful engraving advertising campaign, and as Gold Label net sales more than doubled in Asia Pacific. Johnnie Walker XR21 was also very successful within its core geographical target region of Asia Pacific, reaching near 20% share in its segment since launch. Over 80% of the incremental marketing investment was directed towards new high growth markets, especially Asia Pacific and Latin America, and behind proven global growth drivers, including the 'Walk with Giants' and 'Step Inside the Circuit' campaigns and ongoing grand prix sponsorships.

        While the economic challenges in Europe have resulted in a 3% reduction in JeB net sales globally, this represented a significant slowing in the rate of decline versus last year as the JeB business was rebalancing between developed and new high growth markets. Slowdown in the second half reflected the reversal of the pre excise duty increase buy-in in France, while underlying consumption trends did not change materially. Turkey posted 21% net sales growth and Africa and Latin America also saw double digit top line growth on the back of the 'City Remix' programme significantly increasing consumer engagement with the brand.

        Buchanan's delivered strong double digit net sales growth for the third consecutive year, supported by the launch of the 'Share Yourself' campaign and the solid growth of Buchanan's Special Reserve, especially in Venezuela and Colombia. The 12 percentage points of positive price/mix was a result of price increases and premiumisation across the Americas, helped by the successful roll-out of Buchanan's Master, trading consumers up beyond premium at an 18% price premium. The brand posted 11% net sales growth in North America.

        Windsor grew share and remained the leading scotch brand in Korea, net sales however declined 1% as the whisky market contracted further in the country. Share gain was achieved through the 'Share the Vision' campaign in the first half, followed by point of sale promotions in the second half. Windsor 12 and 17 variants enjoyed 4 and 2 percentage points of positive price/mix, respectively on the back of price increases put through previous year.

        While Crown Royal held share in the highly competitive non flavoured North America whiskey segment, the brand's performance was impacted by the lapping of the successful launch of Crown Royal Black last year and also by its segment losing share to flavoured whiskey. Marketing spend was focused behind the launch of the 'Crown Life' programme appealing to the African-American and Hispanic consumers in the United States.

Business review (continued)

        Bushmills delivered double digit increases in both volume and net sales. Its performance was particularly strong in Eastern Europe, where it made some important share gains. Bushmills Honey was launched successfully in the United States and delivered a third of the brand's growth globally.

Vodka, 12% of Diageo net sales, saw 13% growth with positive price/mix as value vodka brands declined and super and ultra premium brands grew strongly with volume up almost 30%. The category drove a quarter of the group net sales growth with the super premium and above segment delivering 74% of that increase through the continued strong performance of Cîroc.

        Smirnoff returned to strong growth, driven by a marked acceleration in developed markets and double digit growth in Africa and Latin America. Marketing spend increased ahead of net sales growth focusing on proven growth drivers. Fifty countries participated in the Smirnoff 'Nightlife Exchange Project', which in its second year was expanded by the collaboration with Live Nation and Madonna. In the United States, Smirnoff grew volume share with the highly successful innovation launches of Smirnoff Whipped Cream and Fluffed Marshmallow and also as a result of the Smirnoff 21 'I Choose' campaign. Great Britain, Germany and the Benelux led Smirnoff's growth in Europe through the execution of 'Madonna Limited Edition' campaigns.

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

        Cîroc had another outstanding year with 62% global top line growth supported by the 'Cîroc the New Year' campaign and increased marketing investment in the digital space. The highly successful launch of Cîroc Peach together with the continued double digit growth of Red Berry and Coconut depletions helped the brand to gain further share and it was the fastest growing ultra premium vodka in the United States. Outside North America, the brand more than doubled its net sales.

Rum, which was 6% of Diageo net sales, posted 8% growth with 2 percentage points of positive price/mix helped by 32% growth in Latin America and a 7% increase in North America.

        The leading brand of the portfolio, Captain Morgan posted 9% net sales growth. In North America, the new 'Life, Love and Loot' campaign supplemented with the launch of Captain Morgan Black Spiced and marketing innovations, such as the 'Captain's Conquest', resulted in share gains and 7% net sales growth. Elsewhere the brand continued to benefit from the long running 'Got a Little Captain in You?' and the 'Captain's Island' campaigns, which resulted in strong double digit top line growth in Germany, Ireland, Russia and Eastern Europe, and the brand almost tripled in the Benelux.

        The wider rum category saw very strong double digit growth in Zacapa due to Latin America, Europe and North America. The successful extension of Bundaberg into the white rum segment and the launch of the limited edition premium Bundy Masters Distillers Collection drove growth of Bundaberg in Australia.

Liqueurs were 5% of Diageo net sales. The challenging commercial environment in Western Europe together with the reduction in the depth and frequency of promotions in Great Britain continued to impact Baileys' performance. However, Baileys posted 6% growth outside Europe with net sales up 42% in China on the back of a new marketing campaign aimed at female consumers.

Tequila represented 3% of Diageo net sales. Don Julio continued its strong performance with 26% growth, outperforming the fast growing super premium and above tequila segment with the continued

Business review (continued)

acceleration of 1942, Reposado, Anejo and the successful launch of Tequila Don Julio 70, the world's first Anejo Claro.

        Jose Cuervo Especial declined 5%, driven by the impact of distributor destocking on Jose Cuervo Especial Gold in the first half and also by consumers shifting away from dark tequilas. This was partially offset by an increase in Jose Cuervo Especial Silver net sales, helped by consumer trends and the recruitment from the ProBeach Volleyball Series.

Gin represented 3% of Diageo net sales and grew 3%. New high growth market consumer demand drove double digit net sales growth of value gin brands in Africa, while ultra premium gin grew over 20% in Asia Pacific and Latin America as the category saw a resurgence as the 'white spirit of choice' with bartenders.

        Tanqueray grew net sales 2% globally, despite a slight decline in its biggest market, North America, as the brand grew over 10% in its new markets across Western Europe, with Iberia up 24%, and grew 17% in the new high growth markets, with both Africa and Latin America posting double digit growth. The new brand strategy and the supporting 'Tonight We Tanqueray' communications campaign drove the increase in marketing spend.

Premium local spirits:    During the year Diageo completed the acquisition and integration of Mey Içki, the leading spirits company in Turkey. Mey Içki posted £291 million net sales in the year with 5.1 million equivalent units of volume. Raki is the main spirits category in the Turkish market and Mey Içki is a clear market leader in the category with Yenì Raki being the most recognised brand. Mey Içki gained share during the year as marketing spend was focused on modern and traditional raki occasions, building strong brand equities and maintaining executional excellence in store.

        Diageo also increased its shareholding in SJF Holdco by 4% and from 29 June controlled Shuijingfang. Chinese white spirits delivered 36% net sales growth outside China, driven by price increases and expanded distribution footprint with Shui Jing Fang made available in the duty free channel at forty airports and on two airlines worldwide and also in seven domestic markets.

        During the year Diageo also acquired an additional 20.6% stake in Hanoi Liquor Joint Stock Company in Vietnam and agreed to acquire Ypióca, the leading premium cachaça brand in Brazil.

Beer brands represented 21% of Diageo net sales and grew 5% with the developed markets up 1% despite declining volume and new high growth markets growing 9% with 6 percentage points of positive price/mix.

        Guinness made up 52% of Diageo's beer business by net sales. The brand delivered 2% net sales growth in the developed markets as the successful launch of Guinness Black Lager together with price increases on Guinness Kegs drove 9% net sales growth for Guinness in North America. In the new high growth markets, net sales were up 8% with strong growth across Africa and continued share gains and price increases in Indonesia. Nigeria became the biggest market for Guinness by net sales and the brand further extended its footprint with double digit growth across the other Africa markets. Marketing spend behind the 'Guinness The Match' and 'Guinness Football Challenge' campaigns tapped into African consumers' fervent love of football, and the launch of a landmark new TV campaign 'The Ticket', and 'Guinness VIP', a mobile phone relationship marketing programme with the participation of 2.4 million consumers, drove the increase in spend globally.

        Local African beers continued to perform strongly, with Tusker and Harp posting strong double digit top line growth supported by innovations, such as the launch of Harp Lime in Nigeria and Tusker

Business review (continued)

Lite in Kenya. Senator delivered more than a quarter of the beer net sales growth, driven by price increases and footprint expansion in Kenya.

Wine was 4% of Diageo net sales. It remained a challenging category with volume declining in North America and Europe and with a shift to the lower end of the portfolio.

Ready to drink, 7% of Diageo net sales, was flat. New high growth markets posted a 7% increase, offset by a 2% reduction in developed markets, driven by a decline in Australia despite share gains. The transfer of production and sales of Smirnoff ready to drink in South Africa to Diageo's associate had a full point impact on growth rates. Excluding this the category grew 1% globally. Smirnoff Ice posted strong growth across the emerging middle class consumers of Africa and Latin America and the launch of Parrot Bay and Smirnoff Frozen Pouches proved to be a huge success in the United States. The launch of Smirnoff Ice Green Apple and Raspberry Splash revived the Smirnoff Ice portfolio in Asia driving accessibility and recruiting female consumers to the category.

Business review (continued)

Liquidity and capital resources

Cash flows and movement in net borrowings    A summary of the cash flow and reconciliation to movement in net borrowings for the three years ended 30 June 2013 is as follows:

	Year ended 30 June
	2013	2012	2011
	£ million	£ million	£ million
Operating profit	3,431	3,158	2,595
Depreciation, amortisation and impairment	403	411	352
Net movements in working capital	(553)	(529)	(110)
Dividends received	203	166	138
Post employment payments less amounts included in operating profit	(498)	(200)	(119)
Other items	45	(1)	3

Cash generated from operations	3,031	3,005	2,859
Net interest paid	(427)	(391)	(311)
Taxation paid	(556)	(521)	(365)

Net cash from operating activities	2,048	2,093	2,183
Net investment in property, plant and equipment and computer software	(604)	(445)	(372)
Movements in loans	16	(1)	1

Free cash flow	1,460	1,647	1,812
Net acquisition of businesses	(660)	(1,369)	(63)
Proceeds from issue of share capital	—	1	1
Net purchase of own shares for share schemes	(11)	—	(9)
Dividends paid to equity non-controlling interests	(111)	(118)	(112)
Proceeds from non-controlling interests	—	11	—
Purchase of shares of non-controlling interests	(200)	(155)	—
Net increase/(decrease) in loans	1,234	512	(414)
Equity dividends paid	(1,125)	(1,036)	(973)

Net increase/(decrease) in cash and cash equivalents	587	(507)	242
Net (increase)/decrease in loans	(1,234)	(512)	414
Exchange differences on net borrowings	(116)	152	(17)
Borrowings acquired through acquisition of businesses	—	(5)	(22)
Other non-cash items	(70)	(248)	(113)

(Increase)/decrease in net borrowings	(833)	(1,120)	504
Net borrowings at the beginning of the year	(7,570)	(6,450)	(6,954)

Net borrowings at the end of the year	(8,403)	(7,570)	(6,450)

        The primary source of the group's liquidity over the last three financial years has been cash generated from operations. These funds have generally been used to pay interest, taxes and dividends, and to fund capital expenditure and acquisitions.

Net cash from operating activities    Cash generated from operations increased from £3,005 million in the year ended 30 June 2012 to £3,031 million in the year ended 30 June 2013 principally as a result of higher operating profit and increased dividends received from Moët Hennessy partially offset by a one off £400 million payment to the Diageo UK Pension Scheme. Cash generated from operations is after exceptional restructuring costs of £61 million. Other items include the fair value charge in respect of

Business review (continued)

share-based incentive plans of £46 million. The increase in net interest paid is driven by the impact of the renegotiation of the terms of certain interest rate swaps in the prior year while higher tax payments are a result of increased profits and tax settlements paid during the year.

        Cash generated from operations increased from £2,859 million in the year ended 30 June 2011 to £3,005 million in the year ended 30 June 2012. This increase of £146 million was primarily due to an increase in operating profit, higher dividends received from Moët Hennessy partially offset by an increase in working capital due to business growth, higher finished goods levels to smooth the impact of upcoming supply chain changes and higher debtors as a result of excise duty increases. Cash generated from operations was after exceptional restructuring costs of £158 million. Other items included gains on sale of property, included in operating profit, of £19 million partially offset by the fair value charge in respect of share-based incentive plans of £36 million. The increase in net interest paid was driven by the impact of the renegotiation of the terms of certain interest rate swaps in the prior year while higher tax payments are a result of increased profits and tax settlements paid during the year.

Net cash from investing activities    The net purchase of tangible fixed assets and computer software increased from £445 million in the year ended 30 June 2012 to £604 million in the year ended 30 June 2013. The expenditure was incurred on a number of projects throughout the world with the largest investments made to increase capacity and to improve efficiencies in operations in Africa, Ireland, Scotland and North America. In the year ended 30 June 2013 the group incurred expenditure of £660 million on acquisitions and disposals including £284 million on purchasing 100% of the equity share capital of Ypióca and £274 million on acquiring 10% equity interest in United Spirits Limited.

        In the year ended 30 June 2012 the group spent £1,420 million in connection with business acquisitions. This included the acquisition of 100% of the equity share capital of Mey Içki (£1,260 million) and Meta Abo Brewery (£145 million) and a 50% controlling equity stake in Zacapa (£118 million). In May 2012 Diageo received back the deposit of $185 million relating to the acquisition of Shuijingfang from China's securities depositary and clearing agency.

        In the year ended 30 June 2011, the group incurred expenditure of £97 million in connection with business acquisitions. This included £32 million on the purchase of a controlling stake in Serengeti Breweries in Tanzania, £34 million on the purchase of an equity stake in Halico, an associate company in Vietnam and an additional equity investment of £18 million in DHN Drinks (Pty) Ltd, an associate company in South Africa.

Free cash flow    In the year ended 30 June 2013 free cash flow decreased by £187 million to £1,460 million (2012 – £1,647 million; 2011 – £1,812 million).

Cash flows from financing activities    Cash flows from financing activities included the purchase of a non-controlling interest of £200 million in respect of an additional 40% equity stake in SJF Holdco (2012 – £155 million primarily in respect of Kenya Breweries; 2011 – £nil), dividend payments of £111 million (2012 – £118 million; 2011 – £112 million) to non-controlling interests and £143 million (2012 – £119 million; 2011 – £76 million) to purchase treasury shares for the future settlement of obligations under the employee share option schemes. These purchases were partially offset by consideration received from employees on the exercise of share options of £132 million (2012 – £119 million; 2011 – £67 million). In the year ended 30 June 2013 equity dividends paid were £1,125 million (2012 – £1,036 million; 2011 – £973 million).

Business review (continued)

Movements in net borrowings    Adverse non-cash movements of £70 million (2012 – £248 million; 2011 – £113 million) predominantly comprise new finance leases.

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

	30 June
	2013	2012	2011
	£ million	£ million	£ million
Overdrafts	(111)	(38)	(12)
Other borrowings due within one year	(1,747)	(1,192)	(1,435)

Borrowings due within one year	(1,858)	(1,230)	(1,447)
Borrowings due between one and three years	(2,236)	(2,645)	(2,441)
Borrowings due between three and five years	(2,509)	(1,521)	(1,741)
Borrowings due after five years	(3,488)	(3,233)	(2,566)
Fair value of foreign currency forwards and swaps	205	210	182
Fair value of interest rate hedging instruments	—	3	58
Finance lease liabilities	(289)	(230)	(79)

Gross borrowings	(10,175)	(8,646)	(8,034)
Offset by: Cash and cash equivalents	1,772	1,076	1,584

Net borrowings	(8,403)	(7,570)	(6,450)

        In the year ended 30 June 2013, the group repaid bonds of $750 million (£475 million) and $600 million (£394 million). The group borrowed $3,250 million (£2,100 million), consisting of $750 million (£485 million) of 0.625% bonds due April 2016, $650 million (£420 million) of 1.125% bonds due April 2018, $1,350 million (£872 million) of 2.625% bonds due April 2023 and $500 million (£323 million) of 3.875% bonds due April 2043. On 1 July 2013 the group repaid bonds of €1,150 million (£983 million) as scheduled.

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

        Based on average monthly net borrowings and net interest charge, the effective interest rate for the year ended 30 June 2013 was 4.9% (2012 – 4.7%; 2011 – 4.9%). For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

        Net borrowings designated in net investment hedge relationships amounted to £5,539 million as at 30 June 2013 (2012 – £4,249 million; 2011 – £5,409 million).

Business review (continued)

        The group has been issuing short term commercial paper regularly to finance its day-to-day operations.

        The group had available undrawn committed bank facilities as follows:

As at 30 June 2013
£ million
Expiring within one year	—
Expiring between one and two years	411
Expiring after two years	1,891

2,302

Capital structure and targeted credit rating    The group's management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels. This is achieved by targeting a range of ratios which are currently broadly consistent with an A band credit rating. Diageo would consider modifying these ratios in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo's ratings were to be negatively impacted by the financing of an acquisition, it would seek over time to return to such ratios that are consistent with an A band credit rating.

Capital repayments    The group regularly assesses its debt and equity capital levels against its stated policy for capital structure.

        Authorisation was given by shareholders on 17 October 2012 to purchase a maximum of 250,611,000 shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of next Annual General Meeting or on 31 December 2013, if earlier.

        Shares purchased by the company under this authority were either directly granted to employees as part of employee share schemes or held as treasury shares and used to hedge share scheme grants to

Business review (continued)

employees during the course of the year. The total number of shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2013 were as follows:

Calendar month	Number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
October 2012	1,434,882	1777	250,611,000
November 2012	4,119,818	1833	246,491,182
May 2013	1,900,000	2036	244,591,182

Total(a)	7,454,700	1874	244,591,182

(a)
The company also exercised call options to acquire an additional 1.55 million shares at an average price of 855 pence during the course of the year.

Capital commitments

Other capital commitments not provided for at 30 June 2013 are estimated at £232 million (2012 – £145 million; 2011 – £148 million). Management believes that it has sufficient funding for its working capital requirements.

Other contractual obligations

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	£ million	£ million	£ million	£ million	£ million
As at 30 June 2013
Long term debt obligations	1,675	2,192	2,436	3,518	9,821
Interest obligations	452	596	413	1,735	3,196
Credit support obligations	72	—	—	—	72
Operating leases	119	156	93	277	645
Purchase obligations	966	827	395	389	2,577
Finance leases	48	96	57	195	396
Deferred consideration payable	4	26	142	—	172
Provisions and other non-current payables	113	152	65	150	480

	3,449	4,045	3,601	6,264	17,359

Long term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings. Credit support obligations represent liabilities to counterparty banks in respect of cash received as collateral under credit support agreements. Purchase obligations include various long term purchase contracts entered into for the supply of certain raw materials, principally bulk whisky, grapes, cereals, cans and glass bottles. The contracts are used to guarantee supply of raw materials over the long term and to enable more accurate predictions of future costs. Provisions and other non-current payables exclude £6 million in respect of vacant properties.

Business review (continued)

        Potential income tax exposures included within corporate tax payable of £225 million and deferred tax liabilities are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.

        Post employment benefit liabilities are also not included in the table above. The group makes service-based cash contributions to the UK Scheme which in the year ending 30 June 2014, are expected to be approximately £55 million. In addition, in the year ended 30 June 2011, the company agreed a deficit funding plan with the trustee of the UK Scheme based on the trustee's actuarial valuation at 31 March 2009 which provided for annual payments of approximately £25 million to be made to the UK Scheme. In 2024, depending upon the funding position of the UK Scheme at that time, the group will be required to pay an amount that is expected to be no greater than the deficit at that time, up to a maximum £430 million in cash, to the UK Scheme. The group has also agreed to make conditional contributions into escrow if the deficit at the 2015 or 2018 actuarial triennial valuation is in excess of £211 million and £84 million, respectively. The escrow account would be payable to the UK Scheme by 31 March 2019. In the year ended 30 June 2013, the group made a one off payment of £400 million into the Diageo UK Pension Scheme.

        In the year ended 30 June 2011, Diageo also agreed a deficit funding arrangement with the trustee of the Guinness Ireland Group Pension Scheme (the Irish Scheme). This deficit funding arrangement is expected to result in additional annual contributions to the Irish Scheme of approximately €21 million (£18 million) until the year ending 30 June 2029, and provides for additional cash contributions into escrow of up to €188 million (£161 million) if an equivalent reduction in the deficit is not achieved over the 18 year term of the funding plan. The first contribution was made in the year ended 30 June 2011. In addition, the group expects to make cash contribution of up to €97 million (£82 million) in the year ending 30 June 2014.

        The group also expects to make cash contributions of £50 million to all the other UK and Irish post employment plans and a cash contribution of £65 million to all other defined benefit post employment plans in the year ending 30 June 2014.

        Capital commitments at 30 June 2013 are excluded from the table above.

Post balance sheet events

On 4 July 2013 Diageo purchased an additional 14.98% equity interest (21.76 million shares) in United Spirits Limited (USL) at a cost of INR 1440 per share totalling INR 31.3 billion (£344 million) from United Breweries (Holdings) Limited (UBHL), subsidiaries of UBHL and USL, and SWEW Benefit Company (a company established for the benefit of certain USL employees) on completion of the share purchase agreement of 9 November 2012 (the SPA). This has taken the group's equity interest in USL to 25.02%. With the completion of this purchase, the shareholders' agreement between Diageo, UBHL and Kingfisher Finvest India Limited (a subsidiary of UBHL) has become effective. Diageo's 25.02% shareholding in USL, together with the voting and other governance arrangements agreed with the UBHL group including Dr Mallya's continued role as Chairman of USL, will enable Diageo to reflect the results of USL in its consolidated accounts.

        As previously announced by Diageo on 4 July, the High Court of Karnataka (the High Court) had granted leave under sections 536 and 537 of the Indian Companies Act in respect of five winding-up petitions (the Original Petitions) against UBHL that were pending on the date of the SPA, to enable the sale by UBHL to Diageo to take place notwithstanding the continued existence of those winding-up petitions. Two additional winding-up petitions were brought against UBHL after 9 November 2012, and

Business review (continued)

the leave granted by the High Court does not extend to them. It is possible that the decision of the High Court in respect of the Original Petitions could be reviewed on appeal, and appeals against the grant of leave have been filed by certain petitioners. As also previously announced, it was considered unlikely that any appeal process in respect of the leave decision on the Original Petitions would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired 10.14 million USL shares from UBHL as part of the completion on 4 July 2013. In the event that a winding-up order is passed in respect of UBHL, the sale of these USL shares by UBHL to Diageo would, as a matter of Indian company law, be treated as automatically void unless leave of the court in respect of all relevant winding-up petitions had been or were obtained for that sale. Accordingly, it is possible that, if a winding-up order were to be passed in respect of UBHL, title to these 10.14 million USL shares acquired from UBHL could be lost. If, following any such winding-up order, the sale of these USL shares by UBHL were to be treated as automatically void, it would remain open for retrospective leave to be sought for that sale in respect of any relevant winding-up petition, though there can be no certainty as to the outcome of any such application or the timeframe within which it would be concluded. Adverse results for Diageo in any such proceedings could harm the value of Diageo's investment in USL and Diageo's future financial results.

        In addition on 4 July 2013, Diageo Holdings Netherlands B.V. (DHN), a wholly owned subsidiary of Diageo plc, agreed to issue a conditional back-stop guarantee to Standard Chartered Bank (Standard Chartered) in respect of the liabilities of Watson Limited (Watson), a company affiliated with Dr Mallya, under a $135 million (£89 million) facility that Standard Chartered, subject to agreement of full documentation and implementation of a security package, would advance to Watson. The terms require that any right of Standard Chartered to call on the guarantee from DHN will be subject to Standard Chartered having first taken certain agreed steps to recover from Watson, including defined steps towards enforcement of its expected security package. In addition, the terms require that DHN would have, in respect of its potential liability under this guarantee, the benefit of counter-indemnities from Watson and Dr Mallya as well as the security package put in place for the Standard Chartered facility.

Off-balance sheet arrangements

Neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group's financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

Risk management

The group's funding, liquidity and exposure to foreign currency, interest rate risks, financial credit risk and commodity price risk are conducted within a framework of board approved policies and guidelines, which are recommended and subsequently monitored by the finance committee. This committee is described in the corporate governance report. The finance committee receives monthly reports on the activities of the treasury department, including any exposures that differ from the defined benchmarks.

        The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains some insurable risk where external insurance is not considered to be an economic means of mitigating this risk.

Business review (continued)

        Loan, trade and other receivables exposures are managed locally in the operating units where they arise and credit limits are established as deemed appropriate for the customer.

        For a detailed analysis of the group's exposure to foreign exchange, interest rate, commodity price, credit and liquidity risks see note 19 to the consolidated financial statements.

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

        Diageo determines the assumptions to be adopted in discussion with its actuaries, and believes these assumptions to be in line with best practice, but the application of different assumptions could have a significant effect on the amounts reflected in the income statement, other comprehensive income and balance sheet in respect of post employment benefits. The assumptions vary among the countries in which the group operates, and there may be an interdependency between some of the assumptions. The major assumptions used by the group for the three years ended 30 June 2013 are set out in note 4 to the consolidated financial statements and the sensitivity to these assumptions are given in note 4(g) to the consolidated financial statements.

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

Business review (continued)

        The group operates in many countries in the world and is subject to many tax jurisdictions and rules. As a consequence the group is subject to tax audits, which by their nature are often complex and can require several years to conclude. Management judgement is required to determine the total provision for income tax. Amounts accrued are based on management's interpretation of country specific tax law and the likelihood of settlement. However the actual tax liabilities could differ from the provision and in such event the group would be required to make an adjustment in a subsequent period which could have a material impact on the group's profit for the year and financial position.

Brands, goodwill and other intangibles    Acquired intangible assets are held on the consolidated balance sheet at cost. Where these assets are regarded as having indefinite useful economic lives, they are not amortised. Assessment of the useful economic life of an asset, or that an asset has an indefinite life, requires management judgement.

        Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. In particular, the group performs a discounted cash flow analysis at least annually to compare discounted estimated future operating cash flows to the carrying value of each acquired brand. The analysis is based on forecast cash flows with terminal values being calculated using the long term growth rate (the long term inflation rate of the country) of the principal markets in which the majority of the profits of each brand are or will be generated. The estimated cash flows are discounted at the weighted average cost of capital reflecting the industry and country specific risks in the relevant country.

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

New accounting standards

A number of accounting standards, amendments and interpretations have recently been issued by the IASB or IFRIC. Those that are of relevance to the group are discussed in note 1 to the consolidated financial statements.

Definitions and reconciliations of non-GAAP measures to GAAP measures

1.     Volume    Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five,

Business review (continued)

ready to drink in nine-litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine-litre cases divide by five.

2.     Organic movements    Diageo's strategic planning process is based on organic movements in volume, sales, net sales, marketing spend, operating profit and operating margin, a ratio calculated by dividing organic operating profit by organic net sales and expressed as a percentage. These non-GAAP measures are chosen for planning, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals. The group's management believes these measures provide valuable additional information for users of the financial statements in understanding the group's performance since they focus on that element of the core brand portfolio which is common to both years. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

        In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior year reported numbers at current year exchange rates and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market's management. Exchange impacts in respect of the external hedging of inter group sales of products and the inter group recharging of third party services are allocated to the geographical segment to which they relate. Residual exchange impacts are reported in Corporate.

        Acquisitions, disposals and exceptional items also impact the reported performance and therefore the reported movement in any year in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

        For acquisitions in the current year, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior year, post acquisition results are included in full in the prior year but are included in the organic movement calculation from the anniversary of the acquisition date in the current year. The acquisition column also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior year in respect of acquisitions that in management's assessment are expected to complete.

        Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current or prior year, the group, in the organic movement calculations, excludes the results for that business from the current year and prior year. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

        Exceptional items are those which, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

        The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as 'organic' performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both years.

        The organic movement percentage is the amount in the column headed 'Organic movement' in the tables below expressed as a percentage of the aggregate of the amount in the first column of the table, the amount in the column headed 'Exchange' and the amount, if any, in respect of acquisitions and

Business review (continued)

disposals that have impacted the comparable prior year included in the column headed 'Acquisitions and disposals'. The inclusion of the column headed 'Exchange' in the organic movement calculation reflects the adjustment to recalculate the prior year results as if they had been generated at the current year's exchange rates.

Organic movements – 2013 compared with 2012    The organic movement calculations for volume, sales, net sales, marketing spend and operating profit for the year ended 30 June 2013 were as follows:

	2012 Reported (restated)	Acquisitions and disposals**	Organic movement	2013 Reported	Organic movement
	units million	units million	units million	units million	%
Volume
North America	53.0	—	0.7	53.7	1
Western Europe	34.7	—	(1.1)	33.6	(3)
Africa, Eastern Europe and Turkey	35.4	1.1	1.4	37.9	4
Latin America and Caribbean	17.2	5.4	0.7	23.3	4
Asia Pacific	16.2	0.4	(0.1)	16.5	(1)

Total volume	156.5	6.9	1.6	165.0	1

	2012 Reported (restated)	Exchange*	Acquisitions and disposals**	Organic movement	2013 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Sales
North America	4,094	25	(23)	176	4,272	5
Western Europe	3,834	(47)	3	(104)	3,686	(3)
Africa, Eastern Europe and Turkey	3,001	(41)	124	339	3,423	11
Latin America and Caribbean	1,491	(32)	62	224	1,745	16
Asia Pacific	2,104	10	132	39	2,285	2
Corporate	70	4	—	2	76	3

Total sales	14,594	(81)	298	676	15,487	5

	2012 Reported (restated)	Exchange*	Acquisitions and disposals**	Organic movement	2013 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales
North America	3,556	22	(24)	179	3,733	5
Western Europe	2,345	(36)	1	(90)	2,220	(4)
Africa, Eastern Europe and Turkey	2,051	(28)	59	198	2,280	10
Latin America and Caribbean	1,239	(26)	62	182	1,457	15
Asia Pacific	1,501	4	116	46	1,667	3
Corporate	70	4	—	2	76	3

Total net sales	10,762	(60)	214	517	11,433	5

Excise duties	3,832				4,054

Total sales	14,594				15,487

Business review (continued)

	2012 Reported (restated)	Exchange*	Acquisitions and disposals**	Organic movement	2013 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Marketing spend
North America	547	6	(18)	50	585	10
Western Europe	355	(8)	1	(20)	328	(6)
Africa, Eastern Europe and Turkey	232	(6)	3	36	265	16
Latin America and Caribbean	208	(5)	8	22	233	11
Asia Pacific	343	5	27	(5)	370	(1)
Corporate	6	(1)	—	1	6	20

Total marketing spend	1,691	(9)	21	84	1,787	5

	2012 Reported (restated)	Exchange*	Acquisitions and disposals**	Organic movement	2013 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Operating profit
North America	1,360	14	(3)	113	1,484	9
Western Europe	717	(12)	(1)	(48)	656	(7)
Africa, Eastern Europe and Turkey	575	(12)	31	60	654	10
Latin America and Caribbean	369	(4)	9	97	471	26
Asia Pacific	342	11	40	21	414	6
Corporate	(165)	(1)	19	(2)	(149)	(1)

Total operating profit before exceptional items	3,198	(4)	95	241	3,530	8

Exceptional items†	(40)				(99)

Total operating profit	3,158				3,431

Notes: Information relating to the organic movement calculations

*
The exchange adjustments for sales, net sales, marketing spend and operating profit are the retranslation of prior year reported amounts at current year exchange rates and are principally in respect of the euro, the US dollar, Brazilian real and African currencies, primarily the Kenyan shilling, the Ghanaian cedi and the South African rand.

Business review (continued)

**
The impacts of acquisitions and disposals are excluded from the organic movement. In the year ended 30 June 2013 the acquisitions and disposals that affected volume, sales, net sales, marketing spend and operating profit were as follows:

	Volume	Sales	Net sales	Marketing spend	Operating profit
	units million	£ million	£ million	£ million	£ million
Acquisitions (2013 and 2012)
Mey Içki	0.8	113	47	3	17
SJF Holdco and Shuijingfang	0.4	130	115	28	22
Meta Abo	0.4	16	13	1	2
Ypióca	5.3	58	58	8	—
Other acquisitions*	—	—	—	—	(4)

Acquisitions – 2013	6.9	317	233	40	37
Acquisitions – 2012**	—	—	—	—	61

	6.9	317	233	40	98
Disposals (2013 and 2012)
Jose Cuervo	4.7	396	308	30	76
Nuvo	0.2	22	20	6	(1)
Other disposals	0.1	10	8	—	1

Disposals – 2013	5.0	428	336	36	76
Jose Cuervo	(4.5)	(387)	(304)	(45)	(67)
Nuvo	(0.2)	(29)	(27)	(9)	(3)
Other disposals	(0.3)	(31)	(24)	(1)	(9)

Disposals – 2012	(5.0)	(447)	(355)	(55)	(79)

	—	(19)	(19)	(19)	(3)

Acquisitions and disposals	6.9	298	214	21	95

*
Includes transaction costs in respect of acquisitions not yet completed.

**
Represents transaction and integration costs in respect of acquisitions incurred in the year ended 30 June 2012.
†
See page 36 for explanation of exceptional operating items.

Business review (continued)

Organic movements – 2012 compared with 2011†    The organic movement calculations for volume, sales, net sales, marketing spend and operating profit for the year ended 30 June 2012 were as follows:

	2011 Reported (restated)	Acquisitions and disposals**	Organic movement	2012 Reported	Organic movement
	units million	units million	units million	units million	%
Volume
North America	52.3	(0.1)	0.8	53.0	2
Western Europe	35.6	0.1	(1.0)	34.7	(3)
Africa, Eastern Europe and Turkey	28.0	5.6	1.8	35.4	6
Latin America and Caribbean	15.7	—	1.5	17.2	10
Asia Pacific	15.9	—	0.3	16.2	2

Total volume	147.5	5.6	3.4	156.5	2

	2011 Reported (restated)	Exchange*	Acquisitions and disposals**	Organic movement	2012 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Sales
North America	3,895	22	(26)	203	4,094	5
Western Europe	3,918	(25)	(1)	(58)	3,834	(1)
Africa, Eastern Europe and Turkey	2,125	(116)	737	255	3,001	13
Latin America and Caribbean	1,293	(32)	—	230	1,491	18
Asia Pacific	1,931	29	—	144	2,104	7
Corporate	70	(1)	—	1	70	1

Total sales	13,232	(123)	710	775	14,594	6

	2011 Reported (restated)	Exchange*	Acquisitions and disposals**	Organic movement	2012 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales
North America	3,366	18	(26)	198	3,556	6
Western Europe	2,433	(21)	—	(67)	2,345	(3)
Africa, Eastern Europe and Turkey	1,627	(81)	317	188	2,051	12
Latin America and Caribbean	1,063	(22)	—	198	1,239	19
Asia Pacific	1,377	17	—	107	1,501	8
Corporate	70	(1)	—	1	70	1

Total net sales	9,936	(90)	291	625	10,762	6

Excise duties	3,296				3,832

Total sales	13,232				14,594

Business review (continued)

	2011 Reported (restated)	Exchange*	Acquisitions and disposals**	Organic movement	2012 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Marketing spend
North America	508	2	1	36	547	7
Western Europe	357	(3)	3	(2)	355	(1)
Africa, Eastern Europe and Turkey	184	(9)	31	26	232	15
Latin America and Caribbean	181	(6)	1	32	208	18
Asia Pacific	303	6	—	34	343	11
Corporate	5	—	—	1	6	(20)

Total marketing spend	1,538	(10)	36	127	1,691	8

	2011 Reported (restated)	Exchange*	Acquisitions and disposals**	Organic movement	2012 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Operating profit
North America	1,265	11	(3)	87	1,360	7
Western Europe	727	(9)	11	(12)	717	(2)
Africa, Eastern Europe and Turkey	420	(18)	100	73	575	18
Latin America and Caribbean	320	(10)	(2)	61	369	19
Asia Pacific	286	34	(11)	33	342	10
Corporate	(134)	(18)	(19)	6	(165)	4

Total operating profit before exceptional items	2,884	(10)	76	248	3,198	9

Exceptional items#	(289)				(40)

Total operating profit	2,595				3,158

Notes: Information relating to the organic movement calculations

†
Restated for changes in reporting segments and allocation of specific Corporate and Global Supply items, see page 34.

*
The exchange adjustments for sales, net sales, marketing spend and operating profit are the retranslation of prior year reported amounts at current year exchange rates and are principally in respect of the euro, the US dollar and African currencies, primarily the Kenyan shilling, the Nigerian naira and the South African rand.

Business review (continued)

**
The impacts of acquisitions and disposals are excluded from the organic movement. In the year ended 30 June 2012 the acquisitions and disposals that materially affected volume, sales, net sales, marketing spend and operating profit were as follows:

	Volume	Sales	Net sales	Marketing spend	Operating profit
	units million	£ million	£ million	£ million	£ million
Mey Içki	5.1	705	291	27	95
Zacapa	—	—	—	6	8
Meta Abo	0.3	16	13	1	—
SJF Holdco	—	—	—	—	(19)
Serengeti Breweries	0.3	20	16	2	(2)
Other acquisitions*	—	—	—	—	(28)

Acquisitions – 2012	5.7	741	320	36	54
Acquisitions – 2011**	—	—	—	—	25
Disposals	(0.1)	(31)	(29)	—	(3)

	5.6	710	291	36	76

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

#
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

Business review (continued)

Revised segmental information for prior reporting periods    As reported on page 34, Diageo has revised its reporting segments and the allocation of specific Corporate and Global Supply items. The reconciliation to previously reported figures for volume, net sales, marketing spend and operating profit before exceptional items for the years ended 30 June 2012 and 30 June 2011 is as follows:

	Year ended 30 June 2012			Year ended 30 June 2011
	As reported	Analysis of Eastern Europe and Turkey	Restated	As reported	Analysis of Eastern Europe and Turkey	Restated
	units million	units million	units million	units million	units million	units million
Volume
North America	53.0	—	53.0	52.3	—	52.3
Europe	45.2	(45.2)	—	40.5	(40.5)	—
Western Europe	—	34.7	34.7	—	35.6	35.6
Africa	24.9	(24.9)	—	23.1	(23.1)	—
Africa, Eastern Europe and Turkey	—	35.4	35.4	—	28.0	28.0
Latin America and Caribbean	17.2	—	17.2	15.7	—	15.7
Asia Pacific	16.2	—	16.2	15.9	—	15.9

Total volume	156.5	—	156.5	147.5	—	147.5

	Year ended 30 June 2012			Year ended 30 June 2011
	As reported	Analysis of Eastern Europe and Turkey	Restated	As reported	Analysis of Eastern Europe and Turkey	Restated
	£ million	£ million	£ million	£ million	£ million	£ million
Sales
North America	4,094	—	4,094	3,895	—	3,895
Europe	4,966	(4,966)	—	4,279	(4,279)	—
Western Europe	—	3,834	3,834	—	3,918	3,918
Africa	1,869	(1,869)	—	1,764	(1,764)	—
Africa, Eastern Europe and Turkey	—	3,001	3,001	—	2,125	2,125
Latin America and Caribbean	1,491	—	1,491	1,293	—	1,293
Asia Pacific	2,104	—	2,104	1,931	—	1,931
Corporate	70	—	70	70	—	70

Total sales	14,594	—	14,594	13,232	—	13,232

Business review (continued)

	Year ended 30 June 2012			Year ended 30 June 2011
	As reported	Analysis of Eastern Europe and Turkey	Restated	As reported	Analysis of Eastern Europe and Turkey	Restated
	£ million	£ million	£ million	£ million	£ million	£ million
Net sales
North America	3,556	—	3,556	3,366	—	3,366
Europe	2,949	(2,949)	—	2,703	(2,703)	—
Western Europe	—	2,345	2,345	—	2,433	2,433
Africa	1,447	(1,447)	—	1,357	(1,357)	—
Africa, Eastern Europe and Turkey	—	2,051	2,051	—	1,627	1,627
Latin America and Caribbean	1,239	—	1,239	1,063	—	1,063
Asia Pacific	1,501	—	1,501	1,377	—	1,377
Corporate	70	—	70	70	—	70

Total net sales	10,762	—	10,762	9,936	—	9,936

	Year ended 30 June 2012				Year ended 30 June 2011
	As reported	Corporate costs	Analysis of Eastern Europe and Turkey	Restated	As reported	Corporate costs	Analysis of Eastern Europe and Turkey	Restated
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Marketing spend
North America	548	(1)	—	547	508	—	—	508
Europe	439	1	(440)	—	403	(1)	(402)	—
Western Europe	—	—	355	355	—	—	357	357
Africa	150	(3)	(147)	—	140	(1)	(139)	—
Africa, Eastern Europe and Turkey	—	—	232	232	—	—	184	184
Latin America and Caribbean	210	(2)	—	208	184	(3)	—	181
Asia Pacific	344	(1)	—	343	303	—	—	303
Corporate	—	6	—	6	—	5	—	5

Total marketing spend	1,691	—	—	1,691	1,538	—	—	1,538

Business review (continued)

	Year ended 30 June 2012						Year ended 30 June 2011
	As reported	Corporate costs	Global Supply costs	Allocation of exchange	Analysis of Eastern Europe and Turkey	Restated	As reported	Corporate costs	Global Supply costs	Allocation of exchange	Analysis of Eastern Europe and Turkey	Restated
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Operating profit before exceptional items
North America	1,354	—	9	(3)	—	1,360	1,275	(3)	(3)	(4)	—	1,265
Europe	925	(6)	(14)	9	(914)	—	796	—	—	12	(808)	—
Western Europe	—	—	—	—	717	717	—	—	—	—	727	727
Africa	380	2	(1)	(3)	(378)	—	333	4	(2)	4	(339)	—
Africa, Eastern Europe and Turkey	—	—	—	—	575	575	—	—	—	—	420	420
Latin America and Caribbean	383	1	(4)	(11)	—	369	318	2	(1)	1	—	320
Asia Pacific	342	(2)	2	—	—	342	299	(3)	(1)	(9)	—	286
Corporate	(186)	5	8	8	—	(165)	(137)	—	7	(4)	—	(134)

Total operating profit before exceptional items	3,198	—	—	—	—	3,198	2,884	—	—	—	—	2,884

3.     Free cash flow    Free cash flow is a non-GAAP measure that comprises the net cash flow from operating activities aggregated with the net movements in loans and with the net purchase of property, plant and equipment and computer software that form part of net cash flow from investing activities. The group's management believes the measure assists users of the financial statements in understanding the group's cash generating performance as it comprises items which arise from the running of the ongoing business.

        The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the acquisition and sale of businesses. The group's management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary. Where appropriate, separate discussion is given for the impacts of acquisitions and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

        The free cash flow measure is used by management for their own planning, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

        For the reconciliation of free cash flow see page 75.

4.     Tax rate before exceptional items    Tax rate before exceptional items is a non-GAAP measure that is calculated by dividing the total tax charge on continuing operations before tax charges and credits classified as or in respect of exceptional items by profit before taxation adjusted to exclude the impact of sale of businesses and exceptional operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group's continuing operations before tax on exceptional items.

Business review (continued)

        The tax rates from continuing operations before exceptional and after exceptional items for the years ended 30 June 2013, 30 June 2012 and 30 June 2011 were calculated as follows:

	Year ended 30 June 2013	Year ended 30 June 2012	Year ended 30 June 2011
	£ million	£ million	£ million
Tax before exceptional items (a)	584	533	463
Tax credits in respect of exceptional items	(55)	(19)	(54)
Exceptional tax charges/(credits)	—	524	(66)

Taxation on profit from continuing operations (b)	529	1,038	343

Profit from continuing operations before taxation and exceptional items (c)	3,305	3,014	2,663
Sale of businesses	(83)	147	(14)
Exceptional operating items	(99)	(40)	(289)

Profit before taxation (d)	3,123	3,121	2,360

Tax rate before exceptional items (a/c)	17.7%	17.7%	17.4%
Tax rate from continuing operation after exceptional items (b/d)	16.9%	33.3%	14.5%

5.     Other definitions    Volume share is a brand's volume when compared to the volume of all brands in its segment. Value share is a brand's retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share data, competitive set classifications and share of voice data contained in this document are taken from independent industry sources in the markets in which Diageo operates.

        Net sales are sales after deducting excise duties. Diageo incurs excise duties throughout the world. In some countries excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others it is effectively a production tax which is incurred when the spirit is removed from bonded warehouses. In these countries excise duties are part of the cost of goods sold and are not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported sales and cost of sales without directly reflecting changes in volume, mix or profitability, which are the variables that have an impact on the element of sales retained by the group.

        Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

        References to emerging, faster growing and new high growth markets include Russia and Eastern Europe, Turkey, Africa, Latin America and Caribbean and Asia Pacific excluding Australia, Korea and Japan.

        References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

        References to beer include non-alcoholic malt based products such as Guinness Malta.

Business review (continued)

        References to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, Johnnie Walker Blue Label, John Walker & Sons Collection, Johnnie Walker Explorers' Club, Johnnie Walker 1820 and other Johnnie Walker super premium brands, The Singleton, Cardhu, Talisker, Lagavulin and other Classic Malt brands, Buchanan's Special Reserve, Buchanan's Red Seal, Dimple 18 year old, Bulleit Bourbon, Tanqueray No. TEN, Tanqueray Malacca, Cîroc, Ketel One vodka, Don Julio and Zacapa.

Board of directors and company secretary

Dr Franz B Humer    Chairman, Non-Executive Director3*, Swiss/Austrian (67)

        Appointed Chairman of Diageo plc in July 2008, having been a Non-Executive Director since April 2005. He is also Chairman of F. Hoffmann-La Roche Ltd in Switzerland, Chairman of INSEAD's Board of Directors and a Non-Executive Director of CitiGroup Inc. He was formerly Chief Operating Director of Glaxo Holdings plc and has held a number of other non-executive directorships.

Ivan Menezes    Chief Executive, Executive Director2*, American/British (54)

        Appointed Chief Executive of Diageo plc on 1 July 2013, having been a Director since July 2012. He was Chief Operating Officer from March 2012 and was previously President, North America since January 2004, Chairman, Diageo Asia Pacific since October 2008 and Chairman, Diageo Latin America and Caribbean since July 2011. Prior to this he held various senior management positions with Guinness and then Diageo and worked across a variety of sales, marketing and strategy roles with Nestlé in Asia, Booz Allen Hamilton Inc in the United States and Whirlpool in Europe. He is also a Non-Executive Director of Coach Inc., in the United States.

Paul S Walsh    Advisor to the Chairman and the Chief Executive, Executive Director2, British (58)

        Appointed Advisor to the Chairman and the Chief Executive of Diageo plc from 1 July 2013, having previously been Chief Executive since September 2000. He has served in a number of management roles since joining GrandMet's brewing division in 1982, including Chief Executive Officer of The Pillsbury Company. He was appointed to the GrandMet board in October 1995 and to the Diageo plc board in December 1997. He is a Non-Executive Director of Avanti Communication Group plc, Unilever PLC and FedEx Corporation in the United States. He was appointed a Business Ambassador on the UK Government's Business Ambassador Network on 9 August 2012 and is also a Member of the Council of the Scotch Whisky Association. During the year he stepped down as lead Non-Executive and Deputy Chair of the Board of the Department of Energy and Climate Change and as a Member of the UK Government's Business Advisory Group. He will retire from the Diageo board at the September 2013 Annual General Meeting.

Deirdre Mahlan    Chief Financial Officer, Executive Director2, American (51)

        Appointed Chief Financial Officer and a Director of Diageo plc in October 2010, prior to which she was Deputy Chief Financial Officer and before that Head of Tax and Treasury. She joined the company in 2001, having held various senior finance positions in Joseph E. Seagram & Sons, Inc. since 1992 and having formerly been a senior manager with Pricewaterhouse. She was appointed as a Non-Executive Director of Experian plc on 1 September 2012 and is also a Member of the Main Committee of the 100 Group of Finance Directors.

Lord Davies of Abersoch    Senior Non-Executive Director1,3,4*, British (60)

        Appointed a Non-Executive Director of Diageo plc in September 2010 and Senior Non-Executive Director and Chairman of the Remuneration Committee in October 2011. Lord Davies is a Partner of Corsair Capital, Chairman of Chime Communications PLC, Non-Executive Chairman of Pinebridge Investments Limited and Chair of the Global Advisory Board of Moelis & Company. He is also a Trustee of the Royal Academy of Arts and Chair of the Council, University of Wales Bangor. Previously he was a Non-Executive Director of Bharti Airtel Limited and Minister for Trade, Investment and Small Business for the UK Government between January 2009 and May 2010. Prior to this role, Lord Davies was Chairman of Standard Chartered PLC.

Board of directors and company secretary (continued)

Peggy B Bruzelius    Non-Executive Director1,3,4, Swedish (63)

        Appointed a Non-Executive Director of Diageo plc in April 2009. She is Chairman of Lancelot Asset Management in Sweden and a Non-Executive Director of Akzo Nobel NV in the Netherlands and Axfood AB, Lundin Petroleum AB and Skandia Liv AB, all of which are in Sweden. She was formerly Managing Director of ABB Financial Services AB, headed the asset management arm of Skandinaviska Enskilda Banken AB and a Non-Executive Director of Scania AB. During the year she stepped down as Non-Executive Director of Syngenta AG.

Laurence M Danon    Non-Executive Director1,3,4, French (57)

        Appointed a Non-Executive Director of Diageo plc in January 2006. She is Co-President of the Executive Board of Leonardo & Co and a Non-Executive Director of Groupe BPCE and TF1, both in France. Formerly she served with the French Ministry of Industry and Energy, held a number of senior management posts with Total Fina Elf and was Chairman and Chief Executive Officer of France Printemps. She was also Chairman of the Executive Board of Edmond de Rothschild Corporate Finance and a Non-Executive Director of Experian Group Limited, Plastic Omnium SA and Rhodia SA.

Ho KwonPing    Non-Executive Director1,3,4, Singaporean (60)

        Appointed a Non-Executive Director of Diageo plc in October 2012. He is Executive Chairman and Founder of Banyan Tree Holdings Limited and is also Chairman of Laguna Resorts & Hotels Public Company Limited, Thai Wah Food Products Public Company Limited and the Singapore Management University. He is a member of the International Council and East Asia Council of INSEAD, member of the Global Advisory Board of Moelis & Company and a Governor of the London Business School. Formerly, he served as Chairman of MediaCorp Pte. Ltd and was a Non-Executive Director of Singapore Airlines Limited, Standard Chartered PLC and Singapore Power Limited.

Betsy D Holden    Non-Executive Director1,3,4, American (57)

        Appointed a Non-Executive Director of Diageo plc in September 2009. She is a Senior Advisor to McKinsey & Company and is a Non-Executive Director of Catamaran Corporation and Western Union Company, both of which are in the United States. She is a member of the Board of Trustees at Duke University. She is also a member of the North American Advisory Board for Schneider Electric and a member of the Executive Committee at the Kellogg School of Management Global Advisory Board. During the year her tenure ended as a Non-Executive Director of Tribune Company. Formerly she was President, Global Marketing and Category Development and Co-Chief Executive Officer of Kraft Foods, Inc.

Philip G Scott    Non-Executive Director1*,3,4, British (59)

        Appointed a Non-Executive Director of Diageo plc and Chairman of the Audit Committee in October 2007. He is a Non-Executive Director of the Royal Bank of Scotland Group plc. During the year he stepped down as President of the Institute and Faculty of Actuaries. He was previously Chief Financial Officer of Aviva plc.

H Todd Stitzer    Non-Executive Director1,3,4, American (61)

        Appointed a Non-Executive Director of Diageo plc in June 2004. He is Chairman of Signet Jewelers Limited and a Non-Executive Director of Massachusetts Mutual Life Insurance Company. He is also a member of the Advisory Board of Hamlin Capital Management, LLC, a New York based

Board of directors and company secretary (continued)

investment advisory firm, a member of the Advisory Committee of Virgin Group Holdings Limited. He was previously Chief Executive of Cadbury plc. He will retire from the Diageo board at the September 2013 Annual General Meeting.

Paul D Tunnacliffe    Company Secretary, British (51)

        Appointed Company Secretary of Diageo plc in January 2008. He was formerly Company Secretary of Hanson PLC.

Key to committees

[1]	Audit
[2]	Executive (comprising senior management)
[3]	Nomination
[4]	Remuneration
*	Chairman of committee

Executive committee

Nick Blazquez    President, Africa, Turkey, Russia, Central & Eastern Europe and Global Sales2, British (52)

        Appointed President Africa, Turkey, Russia, Central & Eastern Europe and Global Sales in November 2012, having been President, Africa since August 2004, prior to which he was Managing Director, Diageo Africa and Managing Director, Diageo Asia Key Markets. He previously held various managerial positions in United Distillers between 1989 and 1998.

Andy Fennell    President and Chief Operating Officer, Africa2, British (46)

        Appointed President and Chief Operating Officer, Africa on 1 July 2013 having been Chief Marketing Officer of Diageo plc since September 2008. Previously he held a number of marketing roles in the UK and internationally with Guinness and Diageo, prior to which he worked in various sales and marketing roles with Britvic and Bass plc.

Alberto Gavazzi    President, Latin America and Caribbean2, Brazilian/Italian (47)

        Appointed President, Latin America and Caribbean on 1 July 2013 having been Managing Director, West Latin America and Caribbean since July 2010. He joined Diageo in 1993 and held various senior management positions including Global Category Director Whiskey, Gins and Reserve Brands, General Manager Brazil, Paraguay and Uruguay, Vice President Consumer Marketing, Chicago and Marketing Director, Brazil. Formerly he held roles with Colgate-Palmolive and Unilever PLC.

Gilbert Ghostine    President, Asia Pacific2, Lebanese (53)

        Appointed President, Asia Pacific in July 2009, having previously been Managing Director, Diageo Continental Europe, since July 2006. He was formerly Managing Director, Northern Europe, President, US Major markets and held various senior managerial positions in Africa, Asia, Europe and the United States, having joined International Distillers & Vintners in 1995. He was appointed a Director of United Spirits Limited with effect from May 2013.

David Gosnell    President, Global Supply and Procurement2, British (56)

        Appointed President, having been Managing Director, Global Supply and Global Procurement since July 2003. He joined Diageo in 1998 as European Supply Director, then headed up Guinness & European RTD supply, prior to which he spent 20 years in various roles with Heinz. He is a Non-Executive Director of Brambles plc.

John Kennedy    President, Western Europe2, American (48)

        Appointed President, Western Europe in November 2012 having been Chief Operating Officer, Western Europe since June 2011. Previously he held various senior management positions with Diageo including Marketing Director, Australia, General Manager for Innovation, North America, President and Chief Executive Officer, Diageo Canada and Managing Director, Diageo Ireland. Previously he worked in brand management roles for GlaxoSmithKline and Quaker Oats.

Anna Manz    Group Strategy Director2, British (40)

        Appointed Group Strategy Director on 1 July 2013, having been Regional Finance Director, Diageo Asia Pacific since August 2008. Previously she held various senior finance positions including Vice President Finance, Diageo North America, Finance Director Ireland, Finance Director Global Marketing, Sales and Innovation and Group Treasurer. Prior to joining Diageo in 1999, she held positions with Unilever PLC and ICI PLC.

Executive committee (continued)

Andrew Morgan    President, New Businesses2, British (57)

        Appointed President, New Businesses in November 2012, having been President, Diageo Europe since October 2004 and President, Venture Markets since July 2002. He joined United Distillers in 1987 and held various senior management positions with Guinness and then Diageo, including Group Chief Information Officer and President, New Business Ventures for Guinness United Distillers & Vintners and Director, Global Strategy and Innovation for United Distillers & Vintners.

Siobhan Moriarty    General Counsel2, Irish (51)

        Appointed General Counsel on 1 July 2013, having been General Counsel Designate since January 2013. Previously she held various legal roles in Diageo, including Corporate M&A Counsel, Regional Counsel Ireland and General Counsel Europe. Before joining Diageo in 1997, she held various positions in law firm private practice in Dublin and London.

Syl Saller    Chief Marketing Officer2, American (56)

        Appointed Chief Marketing Officer of Diageo plc on 1 July 2013, having been Global Innovation Director since 2005. She joined Diageo in 1999 as Marketing Director Diageo Great Britain, prior to which she held various brand management and marketing roles with Allied Domecq PLC, Gillette Company and Holson Burnes Group, Inc. She is Non-Executive Director of Dominos Pizza Group plc.

Larry Schwartz    President, North America2, American (60)

        Appointed President, North America in March 2012 having been President, Diageo USA since September 2008. He joined the company in 2001, as President of Joseph E. Seagram & Sons, Inc., having held a variety of senior management positions with Seagram.

Leanne Wood    Human Resources Director2, British (40)

        Appointed Human Resources Director of Diageo plc on 1 July 2013, having been Global Talent and Organisational Effectiveness Director since September 2011. Previously she held various human resources and strategy roles in Diageo, including Human Resources Director Africa, Human Resources Director Ireland and Human Resources Director Asia Venture Markets. Before joining Diageo in 2000, she held various positions in strategy and finance with Allied Domecq PLC and LEK Consulting.

Ian Wright    Corporate Relations Director, British (55)

        Appointed Corporate Relations Director of Diageo plc in July 2004, having previously held positions with a number of public relations consultancies and The Boots Company. He will be leaving Diageo in March 2014.

        Jim Grover, formerly Group Strategy Director, Randy Millian, formerly President, Latin America and Caribbean, Tim Proctor, formerly General Counsel and Gareth Williams, formerly Human Resources Director all ceased to be executive committee members on 30 June 2013.

Key to committees

[2]	Executive (comprising senior management)

Directors' remuneration report

Dear Shareholder

As the Chairman of the remuneration committee, I am pleased to present the directors' remuneration report for the year ended 30 June 2013 and to highlight some of the key aspects of the committee's work during the financial year.

        As I noted in the 2012 remuneration report, the committee took the opportunity this year to undertake a detailed review of our remuneration arrangements with the main focus being our long term incentive plans. The aim of the review was to ensure that the plans continue to incentivise the delivery of our performance goals through straightforward and transparent links to our strategic objectives. Recognising the increasingly global nature of Diageo's business, part of the review included an independent report into global executive pay practices. Following the review, the committee and I are satisfied that the current arrangements remain appropriate, both in terms of design and quantum, to ensure that we are able to attract and retain the highest quality global talent for Diageo.

        I value the continued dialogue with our shareholders. I have engaged directly with them and their representative bodies at the earliest opportunity to set out Diageo's remuneration policy and approach, proposed base salary increases for the executive directors, targets for the 2013 long term incentive plan awards and transition arrangements for the outgoing chief executive.

        As described in the 'Business review', the company has delivered good year on year organic top line growth despite a slowdown in markets such as Korea, Brazil and Nigeria. The company's commitment to the delivery of efficient growth has led to considerable margin expansion leading to strong organic operating margin growth and double digit eps growth. In addition the company has sustained its robust free cash flow. The financial performance the company has delivered in the year ended 30 June 2013 positions the business well for the future. The overall level of performance achieved resulted in an annual incentive plan award equating to 101% of base salary for Paul Walsh, 91% of base salary for Ivan Menezes and 96% of base salary for Deirdre Mahlan in respect of 2012/13. Despite the significant progress we have made during the year the bonus paid is lower than last year reflecting the challenging nature of the targets set by the committee.

        The company has delivered exceptionally strong three-year total shareholder return performance relative to its peer group for the performance period that ended on 30 June 2013, resulting in Diageo achieving third place out of 16 global consumer packaged goods companies. As a result, 95% of the performance shares awarded in September 2010 will vest in September 2013. For share options awarded in September 2010, three year compound annual growth in adjusted earnings per share was 12.2% (equivalent to total growth over three years of 41.2%) which has exceeded the maximum target of 7% and, consequently, the options will vest in full in September 2013. Over the same period, Diageo's share price grew by 80%, from 1042 pence to 1880 pence, and the company paid a total dividend of 125.5 pence per share.

        I am delighted that Diageo provides the opportunity for all employees to share in the company's success through our global all-employee share ownership schemes. Employees will also benefit from the significant share price growth over the last three years. In 2013, the schemes will deliver shares to individuals that will provide an estimated gain of £40 million to participants which equates to an average gain in the region of £4,000 for each participating employee.

        As announced on 7 May 2013, Ivan Menezes, previously Chief Operating Officer, succeeded Paul Walsh as Chief Executive on 1 July 2013. The committee carefully considered the remuneration package for the new chief executive as well as the transition arrangements for the outgoing chief executive and I shared these with our major shareholders at the start of the shareholder consultation

Directors' remuneration report (continued)

process. Details of the arrangements can be found in the section of the remuneration report headed chief executive arrangements.

        Paul Walsh will step down from the board on 19 September 2013 and will act as Advisor to the Chairman and the Chief Executive until June 2014 to ensure a smooth and carefully managed hand-over. His main focus will be transitioning critical partner and external relationships and supporting strategic activities that will drive the future growth of the business.

        Finally, this year we have maintained the improvements that we made to the structure and layout of the directors' remuneration report in 2012, including the early adoption of a 'single remuneration figure' and other relevant disclosures, to provide year-on-year consistency and transparency in our disclosure practices. Following the final publication of the new reporting regulations by the government in June 2013, the committee will now be focusing on the changes required to implement the new regulations, with the structure and content of our 2014 report fully reflecting them.

        We look forward to receiving your support at the AGM in September 2013.

Lord Davies of Abersoch

Senior independent Non-Executive Director and Chairman of the remuneration committee

Executive Directors' remuneration summary for the year ended 30 June 2013

Performance highlights

Short term performance    Annual incentive plan targets were higher than the previous year. The 2013 annual bonus payout is lower than in 2012, based on the year's performance, despite delivering organic top line growth of 5% and profits up by 8%.

Long term performance    Over the three year performance period 1 July 2010 to 30 June 2013, Diageo delivered outstanding total shareholder return (TSR) performance. Diageo ranked third in its peer group for TSR for the first time ever and met its commitment to achieve double digit eps growth.

        In summary, over this period:

  •
  The share price has increased by 80% resulting in an increase in Diageo's market capitalisation of over £20 billion to £47 billion.

  •
  Diageo has paid a total dividend of 125.5 pence per share to shareholders.

  •
  Adjusted eps increased from 74.5 pence to 104.4 pence (equivalent to growth of 12.2% per annum).

  •
  As a result, this will be the first year in which both long term incentive plans will vest together almost in full.

Directors' remuneration report (continued)

Paul Walsh (Chief Executive until 30 June 2013)

  •
  Base salary will remain flat for the outgoing chief executive in the annual salary review for the year ending 30 June 2014.

  •
  No remuneration to be received as a result of termination of employment as chief executive. For details on arrangements for the year ending 30 June 2014, go to section headed chief executive arrangements.

  •
  83% of Paul Walsh's total remuneration in the year ended 30 June 2013 is linked to share price performance.

Paul Walsh	2013	% of total pay	2012	% of total pay	Commentary
	£000		£000
Total fixed pay	1,276	9%	1,278	12%	Representing base salary and benefits earned in the year ended 30 June 2013. Base salary held flat since 2011.
Annual bonus	1,245	8%	1,821	16%	Based on overall company performance in F13: 80% company financial measures and 20% individual business objectives.

Sub total – short term remuneration (cash)	2,521	17%	3,099	28%

Long term incentive plan – performance element(a)	4,508	31%	3,060	27%	Driven by exceptionally strong three year TSR performance and delivery of double digit eps growth. Both plans vest together almost in full for the first time.
Long term incentive plan – share appreciation element(b)	7,762	52%	5,055	45%	Represents the impact of the significant increase in Diageo's share price of 80% since the award in 2010.

Sub total – long term share price based remuneration (non-cash)	12,270	83%	8,115	72%

Total	14,791	100%	11,214	100%

Directors' remuneration report (continued)

Ivan Menezes (Chief Operating Officer until 30 June 2013, Chief Executive from 1 July 2013)

  •
  From 1 July 2013, following promotion to Chief Executive, Ivan Menezes will receive an annual salary of $1,520,000 (£1,000,000). This represents an 8.6% increase to his salary when he was Chief Operating Officer.

  •
  72% of Ivan Menezes' total remuneration is linked to share price performance.

Ivan Menezes	2013	% of total pay	Commentary
	£000
Total fixed pay	943	12%	Representing base salary and benefits earned in the year ended 30 June 2013. The base salary increase of 8.6% on appointment is effective 1 July 2013.
Pension(c)	397	5%
Annual bonus	838	11%	Based on overall company performance in F13: 80% company financial measures and 20% individual business objectives.

Sub total – short term remuneration (cash)	2,178	28%

Long term incentive plan – performance element(a)	1,943	25%	Driven by exceptionally strong three year TSR performance and delivery of double digit eps growth. Both plans vest together almost in full for the first time.
Long term incentive plan – share appreciation element(b)	3,751	47%	Represents the impact of the significant increase in Diageo's share price of 80% since the award in 2010.

Sub total – long term share price based remuneration (non-cash)	5,694	72%

Total	7,872	100%

Directors' remuneration report (continued)

Deirdre Mahlan (Chief Financial Officer)

  •
  Base salary to be increased by 5% in the annual salary review for the year ending 30 June 2014.

  •
  76% of Deirdre Mahlan's total remuneration is linked to share price performance.

Deirdre Mahlan	2013	% of total pay	2012	% of total pay	Commentary
	£000		£000
Total fixed pay	700	10%	642	20%	Representing base salary and benefits earned in the year ended 30 June 2013. The base salary increase of 5% effective 1 October 2013 recognises her contribution to date and the size and complexity of her role.
Pension(d)	238	4%	245	8%
Annual bonus	652	10%	912	28%	Based on overall company performance in F13: 80% company financial measures and 20% individual business objectives.

Sub total – short term remuneration (cash)	1,590	24%	1,799	56%

Long term incentive plan – performance element(a)	1,761	26%	517	16%	Driven by exceptionally strong three year TSR performance and delivery of double digit eps growth. Both plans vest together almost in full for the first time.
Long term incentive plan – share appreciation element(b)	3,384	50%	891	28%	Represents the impact of the significant increase in Diageo's share price of 80% since the award in 2010.

Sub total – long term share price based remuneration (non-cash)	5,145	76%	1,408	44%

Total	6,735	100%	3,207	100%

Notes to tables

(a)
Performance element – The performance shares due to be released in September 2013 at the grant price after applying the performance condition.

(b)
Share appreciation element – The estimated additional value generated through share price growth for options vesting and performance shares due to be released in September 2013 at the average market value of Diageo shares between 1 April and 30 June 2013 of 1968 pence.

(c)
The value of the pension amount accrued in the Diageo North America Inc. pension plans over the year. This figure has been calculated in line with the 'single total figure of remuneration' methodology under the incoming remuneration reporting requirements.

(d)
2012: Cash allowance in lieu of pension (40% of base salary). 2013: The value of the pension amount accrued in the Diageo North America Inc. SERP over the year.

Directors' remuneration report (continued)

Proportion of LTIPs vesting attributable to share price appreciation

Performance graph    The graph below shows the total shareholder return for Diageo and the FTSE 100 Index since 30 June 2008 and demonstrates the relationship between pay and performance for the chief executive using current and previously published single total remuneration figures. The FTSE 100 Index reflects the 100 largest quoted companies by market capitalisation in the United Kingdom and has been chosen because it is a widely recognised performance benchmark for large companies in the United Kingdom. Diageo has substantially outperformed the Index over this period.

Directors' remuneration report (continued)

Chief executive total remuneration (£000)	4,449	11,214	14,791
Annual bonus actual award compared to maximum	77%	74%	51%
SESOP vesting compared to maximum opportunity	100%	100%	100%
PSP vesting compared to maximum opportunity	0%	65%	95%

Appointment of new chief executive

As announced on 7 May 2013, the company has appointed Ivan Menezes, formerly Diageo's Chief Operating Officer, as Chief Executive of Diageo with effect from 1 July 2013. Ivan Menezes will be paid a base salary of $1,520,000 (£1,000,000) per annum. No other changes are proposed to Ivan Menezes' current remuneration arrangements, which are set out in the section chief executive arrangements.

Governance

What is the role of the remuneration committee?    The remuneration committee consists of the following independent Non-Executive Directors: Peggy Bruzelius, Laurence Danon, Lord Davies, Betsy Holden, Philip Scott, Todd Stitzer and Ho KwonPing (since 1 October 2012). Lord Davies is the Chairman of the remuneration committee. The chairman of the board and the chief executive may, by invitation, attend remuneration committee meetings except when their own remuneration is discussed.

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

Directors' remuneration report (continued)

        Full terms of reference for the committee are available at www.diageo.com and on request from the company secretary.

What has the remuneration committee done during the year?    The remuneration committee met five times during the year to consider and, where applicable, approve key remuneration items including the following:

Governance and forward planning	Pay	Incentive plans

•

Reviewed AGM outcomes and feedback from institutional shareholders, giving consideration to implications for future remuneration policy.

•

Reviewed the updated United Kingdom governance requirements, including the government consultation on narrative reporting and executive remuneration and assessed Diageo's compliance.

•

Approved shareholder consultation approach and extended invitation for key shareholders to meet with Diageo's chairman of the remuneration committee.

•

Reviewed and approved the directors' remuneration report taking into account feedback from shareholder meetings.

•

Approved methodology and approach to pay review and identified any benchmarking requirements.

•

Reviewed and approved proposals for salary reviews and any adjustments to other remuneration elements (e.g. levels of share award, pension and benefits).

•

Established remuneration arrangements for chief executive transition.

•

Considered and approved plan design, performance measures and targets to be used in short and long term incentive plans to ensure measures are aligned with strategy and that targets are appropriately stretching.

•

Tracked performance for annual bonus and long term incentive measures during the year.

•

Detailed review of remuneration arrangements with particular focus on long term incentive plans to ensure they continue to incentivise performance goals through simple, transparent links to strategic objectives.

•

Reviewed year-end business performance and performance linked reward. Determined bonus payouts and vesting of long term incentives.

•

Reviewed global executive pay practice, recognising the increasingly global nature of Diageo's business and the need to compete for the best talent in the key developing markets.

        Further information on meetings held and director attendance is disclosed in the corporate governance report.

Who provides advice to the remuneration committee?    During the year ended 30 June 2013, the remuneration committee received advice from the following independent consultants:

  •
  Deloitte LLP (appointed by the committee) – provided advice on remuneration best practice and senior executive remuneration. Deloitte LLP is a member of the Remuneration Consultants Group and, as such, voluntarily operates under the Code of Conduct in relation to executive remuneration consulting in the United Kingdom. Further details can be found at www.remunerationconsultantsgroup.com. Deloitte LLP also provided a range of non-related tax, corporate finance and consulting services during the year. The committee is comfortable that the Deloitte LLP engagement partner and team, that provide remuneration advice to the committee, do not have connections with Diageo that may impair their independence. The committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts.

Directors' remuneration report (continued)

  •
  Kepler Associates (appointed by the committee) – reviewed and confirmed the TSR of Diageo and the peer group companies for the award under the September 2009 Performance Share Plan (for which the performance cycle ended on 30 June 2012) and provided periodic performance updates on all outstanding performance cycles. After 30 June 2013, they also reviewed and confirmed the TSR outcome for the award under the September 2010 Performance Share Plan (for which the performance cycle ended on 30 June 2013). They provided no other services to Diageo during the year. Kepler is a signatory to the Remuneration Consultants Group Code of Conduct.

  •
  PricewaterhouseCoopers LLP (PwC) (appointed by the committee) – provided an independent review of compensation in some of Diageo's new high growth markets. PwC is a signatory to the Remuneration Consultants Group Code of Conduct.

        Additional remuneration survey data published by Aon Hewitt, Towers Watson, and PwC were presented to the remuneration committee during the year; Clifford Chance provided advice on the operation of share plans.

        Diageo's human resources director and director of performance and reward were also invited by the remuneration committee to provide their views and advice. The human resources director was not present when his own remuneration was discussed. The chief financial officer may also attend to provide performance context to the committee during its discussions about target setting.

What was the outcome of the vote on the 2012 directors' remuneration report at the company's AGM?    The 2012 directors' remuneration report received a majority 'for' vote of 92.5% (2011 – 80%). The vote against was 7.5%.

How has the remuneration committee responded to shareholder feedback during the year?    The committee actively considered feedback received from shareholders prior to and following the 2012 AGM and also closely monitored guidance and directional themes emerging from institutional shareholder bodies and the United Kingdom government during the year on the subject of executive remuneration. On the basis of this, the committee has taken the following actions:

  •
  An in-depth review of the long term incentive arrangements to ensure that both the quantum and the design are appropriate. As a result of the review, the committee determined that the current remuneration arrangements are fit for purpose and appropriate, and no changes to the framework were proposed.

  •
  Early consultation on proposed salary increases for executive directors and the targets for the long term incentive plans.

        The remuneration committee also provided the opportunity for some of Diageo's major shareholders and their representative bodies to meet with the remuneration committee chairman during the year to discuss remuneration matters generally.

What will the remuneration committee be focused on for the year ending 30 June 2014?

  •
  Implementing legislative changes on reporting requirements and shareholder voting rights.
  •
  Reviewing and assessing the ongoing appropriateness of current executive remuneration plan design and target stretch.

  •
  Ensuring that remuneration arrangements continue to attract and retain talent, and reward company performance with a focus on maintaining the link between performance and reward.

  •
  Understanding and responding to shareholder feedback and fostering continuous open dialogue.

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
• The majority of the total remuneration package is delivered in shares.
• Shareholding requirements that align the interests of senior executives with those of shareholders and that are a condition of full participation in long term incentive plans.
Measuring performance over three years	It aligns with the time cycle over which management decisions are reflected in the creation of value in the business.	• Long term incentives that comprise a combination of share option grants and share awards in each year and vary with three year eps, TSR, organic net sales and organic operating margin performance.
Providing a balanced mix of remuneration	It enables focus on long term value creation while avoiding disproportionate risk-taking.	• Base salary, benefits, retirement savings, short term cash incentives and long term equity incentives.
Providing a competitive total remuneration opportunity	It helps Diageo attract and retain the best global talent.	• Reward levels considered in the context of total remuneration packages paid in relevant global comparators, reflecting the size, complexity and global scope of Diageo's business.
Simplicity and transparency	It allows targets to be motivating and demonstrably linked to company performance.	• Targets that are within a sphere of direct influence and that align with the company's short and long term goals.

Directors' remuneration report (continued)

How does executive remuneration link to business strategy?    Diageo's strategy is to drive top line growth and margin expansion in a sustainable and responsible way and to deliver consistent value creation for its shareholders over the long term. To do this Diageo will use its broad brand range, category depth and geographic reach to deliver on consumer needs. Key to achieving its strategy is the expertise of its people who share the same values.

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
Variable with performance
A significant proportion of total remuneration for the executive directors is linked to individual and business performance so that remuneration will increase or decrease in line with performance. The fixed versus variable pay mix is illustrated on the following pages.
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

Directors' remuneration report (continued)

How do the incentive plan measures link to business strategy?    The following table describes the performance measures that are used in the company's short and long term executive incentive plans and the business performance that they drive:

Short term incentive plan measures	Long term incentive plan measures
Net sales – year-on-year net sales growth is a key performance measure.	Net sales – sustained year-on-year organic net sales growth is a key performance measure.

Profit before exceptional items and taxation – stretching profit targets drive operational efficiency and influence the level of returns that can be delivered to shareholders through increases in share price and dividend income.	Operating margin – organic operating margin measures the efficiency of the business.

Free cash flow – positive cash flow is an indicator of the financial health of the business and critical to enabling infrastructure investment, marketing investment, capital expenditure and acquisition opportunities in line with Diageo's strategy. A proportion of this metric is focused on average cash performance to enhance focus on sustained cash generation throughout the year.	Earnings per share (eps) – reflects profitability and is a key measure for shareholders; an adjusted measure of eps is used in the share option plan.

Individual business objectives – these are measurable deliverables that are specific to the individual and are focused on supporting the delivery of key strategic objectives.	Relative total shareholder return (TSR) – reflects the value of share price growth plus dividends, thus measuring the value returned on shareholder investments; Diageo's performance relative to its selected peer group determines how much reward is delivered to plan participants.

How is pay for performance achieved?    The board of directors sets stretching goals for the company and its leaders, framed by Diageo's performance culture and business strategy. The combination of strong top line growth with continuing improved efficiency, delivered through the operating margin target, is designed to add significant shareholder value. Diageo delivers the highest margin in the spirits sector and among the highest in the broader alcoholic beverages industry. Based on its double digit eps growth target, Diageo is among the most ambitious companies in its sector.

        The annual incentive plan aims to reward the delivery of short term financial and individual business performance goals with commensurate levels of remuneration. Long term incentive plans aim to reward long term sustained performance and create alignment with the delivery of value for shareholders. Under both sets of plans, if the demanding targets are achieved, high levels of reward may be earned. All incentives are capped to ensure that inappropriate risk-taking is neither encouraged nor rewarded.

What is the proportion of fixed to variable pay?    The balance between fixed and variable elements of remuneration changes with performance. Based on expected values at target and the average of remuneration elements for the executive directors, the mix between fixed and variable remuneration for executive directors is that for £100 of remuneration earned, £32 will be fixed remuneration and £68 will be performance-related remuneration, excluding pensions and other benefits. At maximum, the mix increases the weighting on variable pay (and in particular, long term variable pay) so that for £100 of remuneration earned, £14 will be fixed remuneration and £86 will be performance-related remuneration, excluding pensions and other benefits. This mix is illustrated in the following charts.

Directors' remuneration report (continued)

How is risk managed in the incentive plans?    The remuneration committee considers the management of risk to be important to the process of designing and implementing sustainable remuneration structures and to setting appropriate performance targets for incentive plans. The members of the remuneration committee also constitute the membership of the audit committee, thus ensuring full oversight of any risk factors that may be relevant to remuneration arrangements and target setting specifically. Before agreeing bonus payments and approving the vesting under long term incentive plans, the remuneration committee, in conjunction with the audit committee, considers the underlying performance of the business during the relevant period to ensure that the level of reward is appropriate and aligned with shareholder interests. In 2012 a clawback condition was introduced to both short term and long term incentive plan awards.

Summary of current remuneration policy for executive directors

A breakdown of the reward programmes in which Diageo's executive directors participate, the remuneration strategy that they support and the policy governing their execution is detailed in the table below:

What	Why	How
Base salary	Reflects the value of the individual, their skills and experience, and performance.	• Reviewed annually with changes usually taking effect from 1 October.
• Benchmarked against the top 30 companies in the FTSE 100 by market capitalisation excluding companies in the financial services sector.

Directors' remuneration report (continued)

What	Why	How
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

•

Notional dividends accrue on awards, delivered as shares or cash at the discretion of the remuneration committee.

Directors' remuneration report (continued)

What	Why	How
Benefits	Provides market competitive non-cash benefits.	• Provision of benefits such as company car and driver, product allowance, medical insurance and financial counselling.
Pension	Provides competitive post retirement benefits or cash alternative.

•

Provision of market competitive pension arrangements or a cash alternative based on a percentage of base salary.

•

Bonus and other benefits excluded from calculation of cash supplement.

•

'Flexible pension access' allows individuals whose benefits exceed the Lifetime Allowance and who are over the age of 55 to draw their pension early while remaining in employment.

Directors' remuneration report (continued)

What	Why	How

Base salaries

How are base salaries determined?    The previous summary table sets out the policy on base salary for the executive directors. In addition to market data, base salaries are determined with reference to individual experience and performance, and the level and structure of remuneration for other employees in the group and the external environment.

How is benchmarking used?    Benchmarking is primarily referenced if there is a perceived gap between the individual's base salary positioning and relevant market peers, where there is a known retention risk or where an individual is newly appointed to the role. When used, benchmarking data is considered holistically, looking at salary in the context of total package value, and is referenced as a guide to support the committee's judgement taking into account a number of other factors including the importance of the role in delivering the company's strategy, the performance of the individual, and the pay and employment conditions of the general employee population.

        The peer group that is referenced comprises the top 30 companies in the FTSE 100 by market capitalisation, excluding companies in the financial services sector. Benchmarking also makes reference to other relevant global comparators where appropriate recognising the global mobility of the senior talent pool.

What increases have been applied during the year?    In July 2013, the remuneration committee reviewed base salaries for senior management and agreed new salaries which will apply from 1 October 2013. In determining these salaries, the remuneration committee took into consideration a number of factors including general employee salary budgets and employment conditions, individual performance and experience, and salary positioning relative to internal and external peers. The overall pay budget in the year ending 30 June 2014 is 3.75% of base salary for the business in the United Kingdom and 3% in North America.

        Following his appointment as Advisor to the Chairman and the Chief Executive, the base salary for Paul Walsh will be held flat. Upon appointment to the Chief Executive role, Ivan Menezes will receive an annual salary of $1,520,000 (£1,000,000), with effect from 1 July 2013. This represents an 8.6% increase to his salary when he was Chief Operating Officer. Ivan Menezes' salary has been positioned below median to reflect the fact that he is new to the Chief Executive role.

        Deirdre Mahlan was appointed to the board on 1 October 2010. As outlined in the 2011 and 2012 directors' remuneration reports, on her appointment, Deirdre Mahlan's salary was initially set at below typical market levels for comparable roles reflecting her level of experience at the time. In setting this initial salary level, the remuneration committee's intention was to allow scope for future increases to both recognise performance and bring her closer in line with the market with increasing experience. The remuneration committee has awarded an increase that recognises her increasingly strong

Directors' remuneration report (continued)

performance since appointment as well as the size and complexity of her role; with effect from 1 October 2013, the base salary for the chief financial officer will increase by 5% to £714,000.

	Paul Walsh			Ivan Menezes			Deirdre Mahlan
Salary at 1 October (£000)	2013	2012	2011	2013	2012	2011	2013	2012	2011
Base salary	£1,231	£1,231	£1,231	$1,520	$1,400	n/a	£714	£680	£625
% increase (over previous year)	0.0%	0.0%	4.5%	8.6%	n/a	n/a	5.0%	8.8%	8.7%

Annual incentive plan

How does the annual incentive plan work?    The annual incentive plan is designed to incentivise year on year delivery of short term performance goals that are determined by pre-set stretching targets and measures agreed by the remuneration committee with reference to the annual operating plan. The remuneration committee determines the level of performance achieved based on Diageo's overall financial performance after the end of the financial year. Since 1 July 2012 the annual incentive plan has been subject to a clawback arrangement for executive directors. Under this arrangement, the remuneration committee has discretion to clawback a bonus if exceptional circumstances, such as gross misconduct or gross negligence, are discovered to have occurred during the performance period that applied to the bonus award.

        The targets for the year ended 30 June 2013 were a combination of measures including net sales, profit before exceptional items and taxation and free cash flow. As discussed earlier in the report, these measures focus on key drivers of Diageo's growth strategy while supporting sustainability and the underlying financial health of the company. The executive directors were also measured against a number of individual business objectives (IBOs) considered to be key imperatives supporting the delivery of the business plan and that were relevant to their specific area of accountability.

How did the company perform against annual incentive plan targets in the year ended 30 June 2013?    In the year under review, the company has delivered organic top line growth of 5%, and organic operating profit growth of 8% as a result of 80 basis points of operating margin improvement. The weaker economic environment in some markets adversely impacted net sales and operating profit compared to plan targets. Average cash was very strong and free cash flow was in line with expectations. The company's performance resulted in a below target outcome against stretching targets under the net sales and profit measure used in the annual incentive plan and an above target outcome in respect of the cash flow measures used in the annual incentive plan. The remuneration committee assessed the performance of Paul Walsh, Ivan Menezes and Deirdre Mahlan against their specific IBOs and concluded that the objectives were broadly met and in some cases exceeded. The overall level of performance achieved resulted in an annual incentive plan award equating to 101% of base salary for Paul Walsh, 91% of base salary for Ivan Menezes and 96% of base salary for Deirdre Mahlan. The following charts illustrate how the outcomes for the different bonus measures contribute to the overall bonus payout and compare this to the target and maximum potential outcome (based on an average of the IBOs for the executive directors). The actual awards received by the executive directors are shown in this report in the table 'Directors' remuneration for the year ended 30 June 2013'.

Directors' remuneration report (continued)

        The business results for the year ended 30 June 2013 are described in the 'Business review'.

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

Directors' remuneration report (continued)

Senior executive share option plan 2008 (SESOP 2008)

        Options granted under the SESOP 2008 are subject to a performance condition based on compound annual growth in adjusted eps over a three year period, with growth targets set by the company's remuneration committee for each grant. For the purpose of the SESOP, an adjusted measure of eps is used to ensure that items such as exceptional items and the impact of movements in exchange rates are excluded from year on year comparisons of performance. Options will only vest when stretching adjusted eps targets are achieved. Vesting is on a pro rata basis currently ranging from a threshold level of 25% to a maximum level of 100%. The remuneration committee reviewed the targets for the SESOP awards to be made in 2013 and decided to moderate the performance schedule to align with the company's objectives over the next three years in light of the challenging business environment.

What are the targets, award levels and vesting profile for SESOP awards?    The adjusted eps growth targets for the current outstanding awards are set out below:

Performance period	Award 2013 1 Jul 2013 – 30 Jun 2016	Award 2012 1 Jul 2012 – 30 Jun 2015	Award 2011 1 Jul 2011 – 30 Jun 2014	Award 2010 1 Jul 2010 – 30 Jun 2013
	%	%	%	%
Compound annual growth
Threshold	7	8	6	3
Max	11	12	10	7
Equivalent total over three years
Threshold	23	26	19	9
Max	37	40	33	23
Percentage of award vesting
Threshold	25	25	25	25
Max	100	100	100	100
Compound annual growth rate to date		11.7%	11.9%	12.2%

On the basis of this performance, the 2010 award, which is due to vest in September 2013, has met the performance condition and consequently, the shares under award will vest at 100% of the initial award. The committee has assessed the underlying performance of the business at the end of the performance period and is satisfied that this level of vesting is warranted.

2013 award

For the 2013 award, 62.5% of the award (the vesting midpoint) will vest for achieving compound annual growth of 9% in adjusted eps, representing almost 30% growth over the three year period.

        The maximum annual grant under the plan is 375% of base salary. However, the remuneration committee has the discretion to grant awards in excess of the maximum limit in exceptional circumstances. It is intended that awards equivalent to 375% of base salary will be made to Ivan Menezes and Deirdre Mahlan in September 2013. As he has stepped down from the role of Chief Executive, Paul Walsh will not receive an award under the SESOP in 2013. The remuneration committee also has discretion to extend the option exercise period from 12 to 18 months for share options awarded to qualifying leavers. The remuneration committee did not exercise this discretion during the year ended 30 June 2013.

Directors' remuneration report (continued)

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

For outstanding awards made up to and including September 2010

        The primary performance test is a comparison of Diageo's three year TSR – the percentage growth in Diageo's share price (assuming all dividends and capital distributions are re-invested) – with the TSR of a peer group of international drinks and consumer goods companies. TSR calculations are converted to a common currency (US dollars). The second performance test requires that there has been an underlying improvement in Diageo's three year financial performance, typically measured by an adjusted eps measure, for the remuneration committee to recommend the release of awards.

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

What are the targets, award levels and vesting profile for PSP awards?

The targets and vesting profile are shown in the following tables:

	Total shareholder return	Organic net sales (CAGR)	Organic operating margin improvement	Vesting profile
2012 award
– Threshold	Median ranking (ninth)	5.0%	100bpts	25%
– Mid-point	—	6.5%	150bpts	62.5%
– Maximum	Upper quintile (third or above)	8.0%	175bpts	100%
2013 award
– Threshold	Median ranking (ninth)	5.0%	75bpts	25%
– Mid-point	—	6.5%	100bpts	62.5%
– Maximum	Upper quintile (third or above)	8.0%	125bpts	100%

Directors' remuneration report (continued)

There is straight line vesting between 25% and 100% for both the net sales measure and the operating margin measure. The full vesting profile for TSR is shown below:

TSR ranking	From 2011 awards % vesting
1st	100%
2nd	100%
3rd	100%
4th	95%
5th	75%
6th	65%
7th	55%
8th	45%
9th	25%
10th or below	0%

TSR peer group

There are 16 other companies in the peer group for awards made from 2011 onwards:

AB InBev	Kraft Foods/Mondelez International (from Oct 2012)
Brown-Forman	Nestlé
Carlsberg	PepsiCo
Coca-Cola	Pernod Ricard
Colgate-Palmolive	Procter & Gamble
Groupe Danone	Reckitt Benckiser
Heineken	SABMiller
HJ Heinz	Unilever

The maximum annual award under the plan is 375% of salary. However, the remuneration committee has discretion to grant awards in excess of this maximum in exceptional circumstances. It is intended that awards equivalent to 375% of base salary will be made to the chief executive, and an award equivalent to 300% of base salary will be made to the chief financial officer in September 2013. As he has stepped down from the role of Chief Executive, Paul Walsh will not receive an award under the PSP in 2013.

How does the remuneration committee use discretion to ensure a fair outcome?    The remuneration committee will review the vesting outcome of an LTIP award to ensure that it fairly reflects the company's actual underlying performance and may adjust vesting levels if it considers it appropriate. Additionally, for awards made from September 2012 onwards, the plan rules for both SESOP and PSP provide the remuneration committee with the discretion to apply a clawback condition in order to reduce the number of shares under award in the event of a material performance failure (for example a material restatement to the accounts).

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

Directors' remuneration report (continued)

All employee share plans

        Paul Walsh and Deirdre Mahlan are eligible to participate in the United Kingdom HM Revenue & Customs approved share incentive and sharesave plans that Diageo operates on the same terms as for all eligible employees. Ivan Menezes participates in the US employee stock purchase plan which provides a long term savings and investment opportunity for all US employees.

What is the shareholding requirement for the executive directors?    Senior executives are currently required to build up significant holdings of shares in Diageo from their own resources over a defined period of time. Full participation in the share option and share award plans is conditional upon meeting this requirement. This policy reflects Diageo's belief that its most senior leaders should also be shareholders. The holding requirement and the status of that requirement as at 30 June 2013 is shown in the following table. Under the company's shareholding requirement policy, executive directors have five years from their appointment to the board in which to build up their shareholding to meet and maintain the new requirement.

	Paul Walsh	Ivan Menezes	Deirdre Mahlan
Value of shareholdings (£000)	14,230	9,330	2,461
Minimum shareholding requirement as % of salary	300%	300%	250%
Actual shareholding as % of salary	1,157%	1,046%	370%

This information is based on the share interests disclosed in the table 'Share and other interests' in this report, base salary earned in the year ended 30 June 2013, and an average share price for the same period of 1849 pence.

What pension provision is made for executive directors?    Paul Walsh was a member of the UK Scheme (the 'Scheme') until 31 March 2011, at which point he stopped accruing pension rights. From 1 May 2011, Paul Walsh began to receive his pension benefits under the company's policy of 'flexible pension access'. The rules of the Scheme at the time that Paul Walsh began to receive his benefits required pensions in payment to be increased each year in line with increases in the RPI, subject to a maximum of 5% per year and a minimum of 3% per year.

        In the event of death in service, a lump sum of four times pensionable pay plus a spouse's pension of two-thirds of the member's pension before commutation would be payable. Upon death after leaving the company, a spouse's pension of two-thirds of the member's pension before commutation is payable.

        Ivan Menezes – Since 1 July 2012 Ivan Menezes has been a member of the Diageo North America Inc. Supplemental Executive Retirement Plan (SERP) with an accrual rate of 40% of base salary. The SERP is an unfunded, non-qualified supplemental retirement programme. Under the plan, accrued company contributions are subject to quarterly interest credits based on the interest rate set out in the US internal revenue code. Under the rules of the SERP, Ivan Menezes can withdraw the balance of the plan in the form of five equal annual instalments or a lump sum upon reaching age 55 and having left service with Diageo (within six months of separation from service). Upon death in service, a life insurance benefit of $3 million is payable. Ivan Menezes was also a member of the UK Scheme between 1 February 1997 and 30 November 1999. Under the Rules of the UK Scheme this benefit is payable unreduced from age 60.

        Deirdre Mahlan – Until 30 June 2012 Deirdre Mahlan had not been a member of any Diageo group company pension scheme since her appointment to the board and had received a cash supplement in lieu of pension provision equivalent to 40% of base salary. With effect from 1 July 2012

Directors' remuneration report (continued)

the company contribution was reduced to 35% of base salary and the benefit is delivered in the form of a contribution into the SERP. Under the plan, accrued company contributions are subject to quarterly interest credits based on the interest rate set out in the US internal revenue code. Under the rules of the SERP, Deirdre Mahlan can withdraw the balance of the plan in the form of five equal annual instalments or a lump sum upon reaching age 55 and having left service with Diageo (within six months of separation from service). Upon death in service, a lump sum of four times base salary is payable.

What are the service contracts and terms of employment for the executive directors?    The executive directors have rolling service contracts which provide for six months' notice by the director or 12 months' notice by the company and contain non-compete obligations. In the event of early termination by the company without cause, the agreements provide for a termination payment to be paid (in respect of that part of the notice period not provided to the director by the company) to Paul Walsh equivalent to 12 months' base salary for the notice period and an equal amount in respect of all benefits, and to Ivan Menezes and Deirdre Mahlan equivalent to 12 months' base salary for the notice period and the cost to the company of providing contractual benefits (excluding incentive plans). The service contracts also entitle the executive directors to compensation if they are terminated following a takeover or other change of control of Diageo plc. Any such payments would be subject to tax and other statutory deductions. The remuneration committee may exercise its discretion to require half of the termination payment to be paid in monthly instalments and, upon the executive commencing new employment, to be subject to mitigation. If the board determines that the executive has failed to perform his or her duties competently, the remuneration committee may exercise its discretion to reduce the termination payment on the grounds of poor performance.

Executive Directors	Date of service
Ivan Menezes	7 May 2013
Deirdre Mahlan	1 July 2010
Paul Walsh	1 November 2005

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

        Paul Walsh – During the year ended 30 June 2013, Paul Walsh served as a Non-Executive Director of Unilever NV and PLC, FedEx Corp and Avanti. He retained the fees paid to him for his services. At the government's request, he also served as lead Non-Executive Director and deputy chair on the board of the Department of Energy and Climate Change (DECC). Paul Walsh has committed to

Directors' remuneration report (continued)

donating all fees that he receives for this directorship to a charitable educational trust. The total amounts of such fees paid in the year ended 30 June 2013 are set out in the table below.

Paul Walsh
£000
Unilever(a)	109
FedEx Corp(a)	62
DECC	10
Avanti	35

216

Notes

(a)
Fees paid in currencies other than sterling are converted using average exchange rates for the year ended 30 June 2013.

In line with the FedEx Corp policy for outside directors, Paul Walsh is eligible to be granted share options. During the year ended 30 June 2013, he was granted 4,720 options at an option price of $84.71. He exercised 7,000 FedEx options, during the year, which were granted at an option price of $64.38 and sold at an average price of $97.70.

        Ivan Menezes – During the year ended 30 June 2013, Ivan Menezes served as a Non-Executive Director of Coach Inc and earned fees of £61,000. In line with the Coach Inc policy for outside directors, Ivan Menezes is eligible to be granted share options and restricted share units (RSUs). During the year ended 30 June 2013, he was granted 4,419 options at an option price of $56.95 and 1,317 RSUs at a fair market value of $56.95. He exercised 10,000 Coach options during the year, which were granted at an option price of $19.35 and sold at an average price of $57.33. 1,163 RSUs vested in the same time period with a fair market value of $56.97 at vesting date.

        Deirdre Mahlan – During the year ended 30 June 2013, Deirdre Mahlan served as a Non-Executive Director of Experian plc and earned fees of £91,000.

Chief executive arrangements

Appointment of new chief executive    Ivan Menezes' remuneration arrangements are in line with Diageo's remuneration policy for executive directors.

        His base salary is $1,520,000 (£1,000,000) with effect from 1 July 2013 and has been positioned below median to reflect the fact that he is new to the role. No other changes are proposed to Ivan Menezes' current remuneration arrangements (set out below).

  •
  Annual Incentive Plan (AIP): Ivan Menezes participates in Diageo's Annual Incentive Plan. Up to 100% of salary can be earned for on target performance with a maximum of 200% of salary payable for outstanding performance.

  •
  Performance Share Plan (PSP): Ivan Menezes is eligible for an annual award under the PSP in line with the remuneration policy. The maximum award that can be made is 375% of base salary.

  •
  Senior Executive Share Option Plan (SESOP): Ivan Menezes is eligible for an annual award under the SESOP in line with the remuneration policy. The maximum award that can be made is 375% of base salary.

Directors' remuneration report (continued)

  •
  Pension: Diageo makes annual contributions of 40% of base salary into the Diageo North America Inc. Supplemental Executive Retirement Plan (SERP).

        Ivan Menezes retains interests in awards that were granted to him prior to joining the board under below board plans, two-thirds of which are subject to performance conditions. These vest over varying periods up to 2019 subject to continued employment.

Termination arrangements for outgoing chief executive

Paul Walsh will step down from the role of Chief Executive from 1 July 2013. He will remain employed until 30 June 2014 supporting the new chief executive and the board to ensure an efficient and comprehensive transition. The following section provides further information relating to decisions that the committee has taken around his remuneration arrangements:

        During the period from 1 July 2013 to 30 June 2014, Paul Walsh will receive his current base pay and benefits. There will be no increase in October 2013 when salaries are normally reviewed. During the first six months of transition up to 31 December 2013, he will be eligible to be considered for an annual bonus entitlement of 100% of (pro-rated) base salary at target (200% at maximum). From 1 January 2014 until 30 June 2014, any bonus earned will be capped at target. Paul Walsh will not receive any lump sum compensation payment in connection with the termination of his employment.

        Paul Walsh began to receive his pension benefits under the company's policy of flexible pension access from 1 May 2011. There has been no further accrual of pension and no enhancement of his pension benefits. Upon retirement, Paul Walsh will be provided with private medical insurance for his spouse and himself until he attains age 70. The cost of this provision has been assessed based on an external quote and will be paid by Paul Walsh personally.

        Paul Walsh holds outstanding awards under both the PSP and the SESOP. He will not receive any further PSP or SESOP awards, including the awards he would ordinarily have received in September 2013. The following section outlines how these awards will be treated.

  •
  The committee has decided to enable vesting of PSPs granted to the chief executive from 2011 to be based entirely on the delivery of that performance. Accordingly, PSP awards will be capable of vesting in full at the end of the performance period, if performance goals are delivered in full, without providing time pro-rating to the point of retirement. This is in line with the approach previously disclosed to shareholders in the company's 2011 and 2012 remuneration reports.

  •
  The committee has also decided to apply the same treatment to awards made under the SESOP. As a result, subject to achievement of the stretching performance targets under both these plans, he will remain entitled to all his shares under his 2011 and 2012 PSP awards and his 2011 and 2012 SESOP awards.
        Given his unique experience, it has been agreed that Paul Walsh will be retained in a role with the Scotch whisky industry on behalf of Diageo, for a period of up to five years. He will receive a starting fee of £80,000 per annum from 1 July 2014. It is anticipated that any subsequent increase would be in line with the progression of non-executive director fees.

        Full details of any amounts paid to Paul Walsh will be disclosed in the 2014 directors' remuneration report.

Directors' remuneration report (continued)

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

  •
  Fees for non-executive directors should be within the limits set by the shareholders from time to time, currently £1,000,000, as approved by shareholders at the October 2005 AGM. The limit excludes remuneration paid for special services performed by directors.

What terms and conditions apply to the chairman of the board?    The Chairman of the Board, Dr Franz B Humer, commenced his appointment on 1 July 2008. Dr Humer had a letter of appointment for an initial five year term from 1 July 2008 which has been extended to 30 June 2016. It is terminable on six months' notice by either party or, if terminated by the company, by payment of six months' fees in lieu of notice.

        The chairman's fee is normally reviewed every two years. As recommended by the UK Corporate Governance Code, any changes to this fee have to be approved by the remuneration committee. The chairman waived the right to a fee review in December 2012 and the next review is anticipated to take place in December 2014 with any changes taking effect on 1 January 2015. Fees are reviewed in the light of market practice in large companies in the United Kingdom and anticipated workload, tasks and potential liabilities. In line with Diageo's policy, a proportion of the chairman's annual fee is used for the monthly purchase of Diageo ordinary shares, which have to be retained until the chairman retires from the company or ceases to be a director for any other reason. The chairman's current fee is shown in the following summary table.

What terms and conditions apply to the non-executive directors?    All non-executive directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com.

        The last scheduled review of fees for non-executive directors was undertaken in December 2011. At this time, fees were benchmarked against market practice in large companies in the United Kingdom and reviewed in light of anticipated workload, tasks and potential liabilities. As a result of this review, the base fee paid to non-executive directors was increased by £2,000 from £78,000 to £80,000 per annum and the fee for the chairman of the remuneration committee was increased by £5,000 from £15,000 to £20,000 per annum to reflect market practice in comparable companies. It was decided after this last review that fees for non-executive directors would be reviewed every two years going forward (previously, annually). Therefore, the next review of the non-executive director fees is anticipated to take place in December 2013 with any changes expected to take effect on 1 January 2014. A full summary of the current non-executive directors' fees is shown in the following summary table.

Directors' remuneration report (continued)

Chairman of the board and non-executive directors' remuneration for the year ended 30 June 2013

Per annum fees effective from	January 2013	January 2012
	£	£
Chairman of the board	500,000	500,000
Non-executive directors
Base fee	80,000	80,000
Senior non-executive director	20,000	20,000
Chairman of the audit committee	25,000	25,000
Chairman of the remuneration committee	20,000	20,000

        The emoluments received by the chairman of the board and the non-executive directors in the year ended 30 June 2013 are shown in the table 'Directors' remuneration for the year ended 30 June 2013'.

Directors' remuneration report (continued)

Directors' remuneration for the year ended 30 June 2013

	2013						2012
Emoluments	Base salary	Annual incentive plan	Share incentive plan	Cash in lieu of pension	Other benefits(b)	Total	Total
	£000	£000	£000	£000	£000	£000	£000
Chairman – fees
Dr Franz B Humer(a)	500	—	—	—	5	505	507
Executive Directors
Deirdre Mahlan	666	652	3	—	31	1,352	1,799
Ivan Menezes	892	838	—	—	51	1,781	—
Paul Walsh	1,230	1,245	3	—	43	2,521	3,099

Sub total	2,788	2,735	6	—	125	5,654	4,898

Non-Executive Directors – fees
Peggy Bruzelius	80	—	—	—	1	81	80
Laurence Danon	80	—	—	—	1	81	80
Lord Davies	120	—	—	—	1	121	106
Betsy Holden	80	—	—	—	1	81	80
Ho KwonPing	60	—	—	—	1	61	—
Philip Scott	105	—	—	—	1	106	105
Todd Stitzer	80	—	—	—	1	81	80
Former Non-Executive Directors – fees
Lord Hollick (retired 19 October 2011)	—	—	—	—	—	—	33
Paul Walker (retired 19 October 2011)	—	—	—	—	—	—	23

Sub total	605	—	—	—	7	612	587

Total	3,893	2,735	6	—	137	6,771	5,992

Notes

(a)
£200,000 of Dr Franz B Humer's remuneration in the year ended 30 June 2013 was used for the monthly purchase of Diageo ordinary shares, which must be retained until he retires from the company or ceases to be a director for any other reason.

(b)
Other benefits may include company car and driver, product allowance, financial counselling and medical insurance.

Directors' remuneration report (continued)

Long term incentive plans

Payments and gains

In the year ended 30 June 2013, the executive directors received payments and made gains under long term incentive plans as follows:

	2013			2012
	Executive share option exercises	PSP award	Total	Total
	£000	£000	£000	£000
Executive Directors
Deirdre Mahlan(a)	408	1,056	1,464	126
Ivan Menezes(a)	2,931	2,615	5,546	—
Paul Walsh	10,197	5,954	16,151	3,208

Total	13,536	9,625	23,161	3,334

Note

(a)
The awards were made in the form of American Depository Shares (ADS) and the gain value was converted from US dollars into sterling using the exchange rate as at 30 June 2013.

Directors' share options over ordinary shares

The following table shows the number of options held under all executive share option plans and savings-related schemes for the directors who held office during the year.

		30 June 2012	Granted	Exercised	Lapsed	30 June 2013	Option price in pence	Market price at date of exercise in pence	Date from which first exercisable	Expiry date
Deirdre Mahlan	DSOP 1999(a),(b)	1,576		(1,576)		—	815	1798	20 Sep 2008	20 Sep 2015
	DSOP 1999(a),(b)	45,352		(45,352)		—	930	1798	19 Sep 2009	19 Sep 2016
	DSOP 1999(a),(b)	37,560		(13,560)		24,000	1051	1798	18 Sep 2010	18 Sep 2017
	DSOP 1999(a),(b)	52,588				52,588	1035		16 Sep 2011	16 Sep 2018
	SESOP 2008(b),(c)	83,160				83,160	952		17 Sep 2012	17 Sep 2019
	SESOP 2008(c)	199,652				199,652	1080		20 Sep 2013	20 Sep 2020
	SESOP 2008	190,239				190,239	1232		22 Sep 2014	22 Sep 2021
	SAYE(d)	937				937	960		1 Dec 2014	31 May 2015
	SESOP 2008		146,299			146,299	1743		1 Oct 2015	1 Oct 2022

		611,064	146,299	(60,488)		696,875

Ivan Menezes	DSOP 1999(a),(b)	163,252		(163,252)		—	1051	1797	18 Sep 2010	18 Sep 2017
	SESOP 2008(a),(b)	231,664		(231,664)		—	952	1998	17 Sep 2012	17 Sep 2019
	SESOP 2008(a),(b),(c)	222,048				222,048	1080		20 Sep 2013	20 Sep 2020
	SESOP 2008(a),(b)	206,124				206,124	1232		22 Sep 2014	22 Sep 2021
	Sharevalue(e)		832			832	1777		31 Dec 2013	31 Dec 2013
	SESOP 2008(b)		186,300			186,300	1743		1 Oct 2015	1 Oct 2022

		823,088	187,132	(394,916)		615,304

Directors' remuneration report (continued)

		30 June 2012	Granted	Exercised	Lapsed	30 June 2013	Option price in pence	Market price at date of exercise in pence	Date from which first exercisable	Expiry date
Paul Walsh	SESOP 1999	423,387		(423,387)		—	930	1975	19 Sep 2009	19 Sep 2016
	SESOP 1999	392,483		(392,483)		—	1051	2000	18 Sep 2010	18 Sep 2017
	SESOP 2008	186,445		(186,445)		—	877	1975	27 Oct 2011	27 Oct 2018
	SESOP 2008	454,963				454,963	952		17 Sep 2012	17 Sep 2019
	SESOP 2008(c)	409,062				409,062	1080		20 Sep 2013	20 Sep 2020
	SAYE(d)	1,617				1,617	941		1 Dec 2015	31 May 2016
	SESOP 2008	374,695				374,695	1232		22 Sep 2014	22 Sep 2021
	SESOP 2008		264,845			264,845	1743		1 Oct 2015	1 Oct 2022

		2,242,652	264,845	(1,002,315)		1,505,182

Notes

(a)
Options granted prior to the executive's appointment to the board.

(b)
US options were granted over ADSs at dollar prices (one ADS is equivalent to four ordinary shares); the option holdings and prices in the table are stated as ordinary share equivalents in pence. The option price is the historic ordinary share option price at date of grant.

(c)
The performance condition in respect of this SESOP grant was measured after 30 June 2013. The compound annual growth in Diageo's adjusted eps over the three years ended 30 June 2013 exceeded the performance condition and 100% of these options will become exercisable in September 2013.

(d)
Options granted under the UK savings-related share option scheme.

(e)
Options granted under the US savings-related share option scheme.

A summary of the performance criteria in relation to the SESOP 2008 is provided in the 'Summary of current remuneration policy for executive directors' earlier in this report.

The mid-market price for ordinary shares at 30 June 2013 was 1880 pence (2012 – 1641 pence; 15 July 2013 – 2016 pence). The highest mid-market price during the year was 2085 pence and the lowest mid-market price was 1649 pence.

Directors' remuneration report (continued)

Directors' interests in PSP awards.

The following table shows the directors' interests in the PSP. Details of executive share options are shown separately above.

				Awards made during year
			Interests at 30 June 2012		Awards released during year
							Market price at date of vesting in pence(c)
	Performance period	Date of award	Target award(a)	Target award(a)	Number of shares vested(b)	Number of shares lapsed(b)		Interests at 30 June 2013(d)
Deirdre Mahlan	2009 – 2012	17 Sep 09(e),(g)	81,380		(52,896)	(28,484)	1747	—
	2010 – 2013	20 Sep 10	167,964					167,964
	2011 – 2014	22 Sep 11	159,574					159,574
	2012 – 2015	1 Oct 12(f)		134,653				134,653

			408,918	134,653	(52,896)	(28,484)		462,191

Ivan Menezes(h)	2009 – 2012	17 Sep 09(e),(g)	201,512		(130,980)	(70,532)	1747	—
	2010 – 2013	20 Sep 10	185,400					185,400
	2011 – 2014	22 Sep 11	168,884					168,884
	2012 – 2015	1 Oct 12(f)		219,708				219,708

			555,796	219,708	(130,980)	(70,532)		573,992

Paul Walsh	2009 – 2012	17 Sep 09(e)	486,111		(315,972)	(170,139)	1747	—
	2010 – 2013	20 Sep 10	430,172					430,172
	2011 – 2014	22 Sep 11	392,872					392,872
	2012 – 2015	1 Oct 12(f)		304,702				304,702

			1,309,155	304,702	(315,972)	(170,139)		1,127,746

Notes

(a)
This is the number of shares initially awarded. In accordance with the plan rules, the number of shares awarded is determined based on the average of the daily closing price for the last six months of the preceding financial year. Of this number of shares initially awarded, threshold vesting will release 25% of the initial award and maximum vesting will release 100% of the initial award. The performance conditions and vesting profile that determines the proportion of shares that is eventually released is described in the 'Summary of current remuneration policy for executive directors' earlier in this report.

(b)
The three year performance period for the September 2009 PSP award ended on 30 June 2012. The number of shares released in October 2012 was 65% of the initial award. This was based on a relative TSR ranking of position five in the peer group at the end of the performance period. Kepler Associates independently verified the TSR increase and ranking. Notional dividends accrue on awards; for the 2009 award these were paid out in shares with a gross value of £433,000 for Paul Walsh and £75,000 for Deirdre Mahlan.

(c)
The price on 26 September 2012, the release date. The market price was 975 pence when the award was made on 17 September 2009.

(d)
The directors' interests at 15 July 2013 were the same as at 30 June 2013.

(e)
The three year performance period for the September 2010 PSP award ended on 30 June 2013. The number of shares that will be released in September 2013 is 95% of the initial award. This was based on a relative TSR ranking of position three in the peer group at the end of the performance period. Kepler Associates independently verified the TSR increase and ranking. In addition to the release of the initial award, notional dividends that have accrued on the award to the extent that it has vested will be settled in the form of shares. The gross value of the accrued notional dividends is equivalent to £596,000 for Paul Walsh, £256,000 for Ivan Menezes and £232,000 for

Directors' remuneration report (continued)

  Deirdre Mahlan. The value for Ivan Menezes is based on the ADS dividends converted to ordinary shares at a ratio of one ADS to four ordinary shares.

(f)
The market price on 1 October 2012 was 1772 pence.

(g)
US share awards were granted in ADS (one ADS is equivalent to four ordinary shares); the share holdings in the table are stated as ordinary share equivalents.

(h)
Ivan Menezes retains interests in awards that were granted to him prior to joining the board under below board plans (Discretionary Incentive Plan), totalling 188,172 ADS (752,688 ordinary shares equivalent). Two-thirds of these awards are subject to performance conditions and will be released, subject to achievement of the performance conditions and continued employment, in phased tranches between September 2014 and March 2019. Details of this plan can be found in note 29 of the consolidated financial statements.

Executive directors' pension benefits

Paul Walsh started receiving his pension from the Scheme on 1 May 2011 and therefore has not earned any more pension benefits over the year ending 30 June 2013. The only reason for his pension changing is the guaranteed standard pension increase awarded on 1 April 2013. He has not received any discretionary pension increases since he started receiving his pension. The transfer values of the accrued pensions calculated at 30 June 2012 and 30 June 2013 are also shown below. The accrued pension figures at 30 June 2012 and 30 June 2013 for Ivan Menezes represent the annual UK pension to which he would be entitled at Normal Retirement Age. The transfer values are broadly the cost to Diageo if it had to provide the equivalent pension benefit. The transfer values shown in the table have been calculated as set by the Trustees of the Scheme.

	Age at 30 June 2013	Pensionable service at 30 June 2013(a)	Accrued pension at 30 June 2012	Additional pension accrued in the year(b)(c)	Accrued pension at 30 June 2013	Transfer value at 30 June 2012	Change in transfer value during the year(d)(e)(f)	Transfer value at 30 June 2013
	Years	Years	£000 pa	£000 pa	£000 pa	£000	£000	£000
Paul Walsh	58	29	578	19	597	19,179	(693)	18,486
Ivan Menezes	53	3	65	1	66	1,372	111	1,483

Notes

(a)
The pensions for Paul Walsh and Ivan Menezes are provided from the Diageo Pension Scheme (DPS).

(b)
Paul Walsh's pension is higher at 30 June 2013 than at 30 June 2012 by £19,000 due to receiving a standard pension increase as at 1 April 2013. The pension increase was 3.3% which was in line with the guaranteed pension increase as outlined in the Scheme Rules and which was awarded to all other pensioner members of that section of the Scheme. No discretionary pension increase was awarded to Paul Walsh.

(c)
Ivan Menezes' pension is higher at 30 June 2013 than at 30 June 2012 by £1,000 due to deferred revaluations.

(d)
Paul Walsh's transfer value is lower at 30 June 2013 than at 30 June 2012 by £693,000 for the following reasons:

•
£647,000 less due to allowing for market conditions changing between June 2012 and June 2013.

Directors' remuneration report (continued)

  •
  £649,000 more due to allowing for pension increases awarded and the expected interest in excess of the pension increases awarded.

  •
  £583,000 less due to allowing for the pension payments Paul Walsh has received during the year.

  •
  £112,000 less due to changes made by the Trustees of the Scheme to the way transfer values are calculated.

(e)
Ivan Menezes' transfer value is higher at 30 June 2013 than at 30 June 2012 by £111,000 for the following reasons:

•
£76,000 more due to allowing for known deferred revaluations and the expected interest in excess of the deferred revaluations.

•
£37,000 more due to allowing for market conditions changing between June 2012 and June 2013.

•
£2,000 less due to changes made by the Trustees of the Scheme to the way transfer values are calculated.

(f)
During the year, Paul Walsh and Ivan Menezes made pension contributions of £nil (2012 – £nil).

        Ivan Menezes and Deirdre Mahlan are both accruing pension benefits in the US. The pension benefits being accrued are of a similar design to a UK defined contribution plan, but with a pre-determined investment return. The balance of the plan can be withdrawn in the form of five equal annual instalments or a lump sum upon reaching age 55 and having left service with Diageo (within six months of separation from service).

        The transfer values of the accrued benefits calculated at 30 June 2012 and 30 June 2013 are shown, and are equal to the accrued benefits at the respective dates. The transfer value as at 30 June 2013 has changed for the reasons set out in note (b) for Ivan Menezes and (c) for Deirdre Mahlan below.

	Age at 30 June 2013	Pensionable service at 30 June 2013(a)	Accrued benefit at 30 June 2012	Additional benefit accrued in the year(b)(c)	Accrued benefit at 30 June 2013	Transfer value at 30 June 2012	Change in transfer value during the year(b)(c)(d)	Transfer value at 30 June 2013
	Years	Years	£000	£000	£000	£000	£000	£000
Ivan Menezes	53	16	2,744	562	3,306	2,744	562	3,306
Deirdre Mahlan	51	1	420	268	688	420	268	688

Notes

(a)
Deirdre Mahlan joined the non-qualified SERP plan with effect from 1 July 2012 and has accrued one year of service to 30 June 2013. The benefit of £420,000 shown at 30 June 2012 was in respect of benefits Deirdre Mahlan earned in the qualified Cash Balance plan and the non-qualified BSP plan up until 30 June 2010 when she opted out of these plans. During the year ended 30 June 2013, Ivan Menezes accrued one year of additional service in the non-qualified SERP plan, and an additional two months of service in the qualified Cash Balance plan and the non-qualified BSP plan.

(b)
Ivan Menezes' accrued benefit (and hence transfer value) is higher at 30 June 2013 than at 30 June 2012 by £562,000 for the following reasons:

•
£371,000 more due to allowing for additional pensionable service over the year.

Directors' remuneration report (continued)

  •
  £85,000 more due to allowing for the increase due to interest earned on the accrued balance over the year.

  •
  £106,000 more due to allowing for the movement in exchange rates over the year.

(c)
Deirdre Mahlan's accrued benefit (and hence transfer value) is higher at 30 June 2013 than at 30 June 2012 by £268,000 for the following reasons:

•
£231,000 more due to allowing for additional pensionable service over the year.

•
£15,000 more due to allowing for the increase due to interest earned on the accrued balance over the year.

•
£22,000 more due to allowing for the movement in exchange rates over the year.

(d)
During the year, Deirdre Mahlan and Ivan Menezes made pension contributions of £nil (2012 – £nil).

        There are no pension provisions for non-executive directors.

Share and other interests

The beneficial interests of the directors in office at 30 June 2013 in the ordinary shares of the company are shown in the table below.

	Ordinary shares
	15 July 2013	30 June 2013	30 June 2012 or appointment
Chairman
Dr Franz B Humer	47,295	46,883	40,533
Executive Directors
Deirdre Mahlan(a),(b)	133,118	133,109	95,275
Ivan Menezes(a),(b)	504,605	504,605	439,246
Paul Walsh(a)	769,660	769,651	651,579
Non-Executive directors
Peggy Bruzelius	5,000	5,000	5,000
Laurence Danon	5,000	5,000	5,000
Lord Davies	5,052	5,052	5,052
Betsy Holden(b)	17,400	17,400	17,400
Ho KwonPing	4,000	4,000	—
Philip Scott	10,000	10,000	10,000
Todd Stitzer	8,319	8,319	8,319

	1,509,449	1,509,019	1,277,404

Notes

(a)
At 30 June 2013, there were 4,685,321 shares (30 June 2012 – 7,231,200; 15 July 2013 – 4,598,439) held by trusts to satisfy grants made under Diageo incentive plans and savings-related share option schemes. Paul Walsh, Ivan Menezes and Deirdre Mahlan are among the potential beneficiaries of these trusts and are deemed to have an interest in all these shares.

Directors' remuneration report (continued)

(b)
Ivan Menezes, Deirdre Mahlan and Betsy Holden have share interests in ADS (one ADS is equivalent to four ordinary shares); the share interests in the table are stated as ordinary share equivalents.

Additional information

Emoluments and share interests of senior management    The total emoluments for the year ended 30 June 2013 of the executive directors, the executive committee members and the company secretary (together, the senior management) of Diageo comprising base salary, annual incentive plan, share incentive plan, termination payments and other benefits were £16,311,231 (2012 – £17,918,855).

        The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £56,715,400. In addition, they were granted 1,258,751 options under the SESOP during the year at a weighted average share price of 1744 pence, exercisable by 2022 and 20,254 options under the Diageo Executive Long Term Incentive Plan (DELTIP), which will vest in three years. They were also initially awarded 1,368,202 shares under the PSP in October 2012, which will vest in three years subject to the performance tests described above as well as 463 restricted stock units under the DELTIP, which will vest in three years.

Senior management options over ordinary shares    At 15 July 2013, the senior management had an aggregate beneficial interest in 2,173,299 ordinary shares in the company and in the following options over ordinary shares in the company:

	Number of options	Weighted average exercise price in pence	Option period
Deirdre Mahlan	696,875	1241	Sep 2010 – Sep 2022
Ivan Menezes	615,304	1333	Sep 2013 – Sep 2022
Paul Walsh	1,505,182	1196	Sep 2012 – Sep 2022
Other*	3,554,874	1267	Oct 2006 – Sep 2022

	6,372,235

*
Other members of the executive committee and the company secretary.

Key management personnel related party transactions    Key management personnel of the group comprises the executive and non-executive directors, the members of the executive committee and the company secretary. As previously disclosed, Paul Walsh and Gareth Williams have informed the company that they have purchased seasonal developments at Gleneagles from a subsidiary of the company, Gleneagles Resort Developments Limited. The transactions were priced on the same basis as all the external seasonal development transactions and were at arm's length. The values of the transactions at the date of purchase were as follows: Paul Walsh – £43,000 and Gareth Williams – £19,400. Each director continued to hold these seasonal developments at 30 June 2013.

        Diageo plc has granted rolling indemnities to the directors and the company secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as directors or company secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2013.

Directors' remuneration report (continued)

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

Statutory and audit requirements    This report was approved by a duly authorised committee of the board of directors, on 29 July 2013 and was signed on its behalf by Lord Davies of Abersoch who is Senior Non-Executive Director and Chairman of the remuneration committee. As required by the Companies Act 2006, a resolution to approve the directors' remuneration report will be proposed at the AGM and will be subject to an advisory shareholder vote.

        The board has followed and complied with the requirements of the Companies Act 2006 with reference to Schedules 5 and 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and section D of the UK Corporate Governance Code in preparing this report and in designing performance-related remuneration for senior executives.

        KPMG Audit Plc has audited the report to the extent required by the Regulations, being the sections headed 'Directors' remuneration for the year ended 30 June 2013', 'Long term incentive plans', 'Directors' share options over ordinary shares', 'Directors' interests in PSP and TSR plan awards', 'Executive directors' pension benefits'. In addition, the following sections form part of the audited financial statements: 'Share and other interests' and 'Key management personnel related party transactions'.

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

Organic net sales growth – for the purpose of the PSP, the growth in the group's sales net of excise duties calculated on a constant currency basis excluding the impact of acquisitions and disposals.

Organic operating margin improvement – for the purpose of the PSP, the movement in the group's organic operating margin. Organic operating margin is the ratio calculated by dividing organic operating profit by organic net sales expressed as a percentage. Organic operating profit is calculated on a constant currency basis excluding the impact of exceptional items, acquisitions and disposals.

TSR – for the purpose of the PSP, total shareholder return is the percentage growth in Diageo's share price assuming all dividends and capital distributions are re-invested.

Corporate governance report

Dear Shareholder

On behalf of the board, we are pleased to present the corporate governance report for the year ended 30 June 2013.

        The board of directors is responsible for both the stewardship and governance of your company. As part of this, it sets the company's strategic aims and values and oversees the executive management who carry out the operational running of the business. The board is also charged with reporting to shareholders on the company's performance and, in this area, we feel that we are already well placed to comply next year with the revised requirements of the UK Corporate Governance Code (as defined below) to make the annual report fair, balanced and understandable.

        We continue to believe that our board has the diversity and the mix of skills, experience, independence and knowledge of the company to enable it to discharge its responsibilities successfully.

        In presenting this report, we seek to explain how your company is directed and controlled, by describing the membership and work of the board and its committees, the approach to ensuring board members have an appropriate understanding of the business, and how the board considers its effectiveness. The report also explains the executive direction and control and our corporate governance structures and procedures.

        During the year, the company announced the succession of its chief executive, which was effective on 1 July 2013. Several other changes to the membership of the executive committee (as defined below) were made during the year, which were also effective on 1 July 2013 (as shown above in the biographies of directors and members of the executive committee). Changes have also been made to some of the ways of working of the executive committee and these are explained below, in this report.

        The principal corporate governance rules applying to UK companies listed on the London Stock Exchange (LSE) for the year ended 30 June 2013 are contained in The UK Corporate Governance Code as updated and published by the Financial Reporting Council (FRC) in May 2010 (the Code) and the UK Financial Conduct Authority (FCA) Listing Rules, which require companies listed on the Main Market of the LSE to describe, in their annual report, their corporate governance from two points of view: the first dealing generally with their application of the Code's main principles and the second dealing specifically with non-compliance with any of the Code's provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice. Diageo has complied with all relevant provisions set out in the Code throughout the year. The Code is publicly available under the heading 'Corporate Governance' at the website of the FRC, www.frc.org.uk.

        Diageo must also comply with corporate governance rules contained in the FCA Disclosure and Transparency Rules as well as certain related provisions in the Companies Act 2006 (the Act).

        As well as being subject to UK legislation and practice, as a company listed on the New York Stock Exchange (NYSE), Diageo is subject to the listing requirements of the NYSE and the rules of the Securities and Exchange Commission (SEC). Compliance with the provisions of the US Sarbanes-Oxley Act of 2002 (SOX), as it applies to foreign issuers, is continually monitored. While the directors believe that the group's corporate governance policies continue to be robust, changes have been and will continue to be made in light of the rules that are in place at any point in time. Diageo follows UK corporate governance practice; differences from the NYSE corporate governance standards are summarised below within this report and on the company's website at www.diageo.com.

        The way in which the Code's principles of good governance and relevant provisions of SOX and applicable laws and regulations are applied is described within this corporate governance report.

Dr Franz B Humer Chairman	PD Tunnacliffe Company Secretary

Corporate governance report (continued)

Board of directors

Membership of the board and board committees, other directorships and attendance at meetings    The chairmen, senior non-executive director and other members of the board, audit committee, nomination committee and remuneration committee are as set out above in the biographies of directors and members of the executive committee. The directors' biographies also show the significant other commitments of the chairman and other directors and whether there have been any changes to them during the year. Directors' attendance during the year at board meetings, meetings of the audit, nomination and remuneration committees and at the annual general meeting (AGM) was as set out in the table at the end of this report.

        The board considers that it is beneficial for the executive directors to hold an external directorship to broaden their experience and normally this would be limited to one company. The Chief Executive, Ivan Menezes, holds a US non-executive directorship in Coach, Inc. The Chief Financial Officer, Deirdre Mahlan holds a UK non-executive directorship in Experian plc. The former Chief Executive, Paul Walsh (who remains on the board until the AGM in September 2013), holds UK non-executive directorships in Unilever plc and Avanti Communications Group plc and a US non-executive directorship in FedEx Corporation.

        There is a clear separation of the roles of the chairman and the chief executive. The Chairman, Dr Franz B Humer, is responsible for the running of the board and for ensuring all directors are fully informed of matters sufficient to make informed judgements. As Chief Executive, Mr Menezes has responsibility for implementing the strategy agreed by the board and for managing the group. He is supported in this role by the executive committee.

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

Activities and duties of the board    It is the responsibility of the chairman and the company secretary to work closely together in planning the annual programme and agendas for meetings. During the year, five scheduled board meetings were held, all in the United Kingdom. In addition, an annual strategy conference with the full executive committee was held offsite at which the group's strategy was reviewed in depth and two further board meetings were held, in relation to the acquisition of United Spirits Limited.

        Attendance at meetings has been at a high level. Nevertheless when directors were unable to attend a meeting, they received full information on the matters to be discussed and took advantage of the opportunity to make their views known to the chairman prior to the meeting. The board managed overall control of the company's affairs with reference to the formal schedule of matters reserved for the board for decision. The schedule was last revised in June 2012.

        The board makes decisions and reviews and approves key policies and decisions of the company, in particular in relation to: group strategy and operating plans; corporate governance; compliance with

Corporate governance report (continued)

laws, regulations and the company's code of business conduct; business development, including major investments and disposals; financing and treasury; appointment or removal of directors and the company secretary; risk management; financial reporting and audit; corporate reputation, sustainability and responsibility, ethics and the environment; and pensions.

        The Act sets out directors' general duties concerning conflicts of interest and related matters. The board has agreed an approach and adopted guidelines for dealing with conflicts of interest and responsibility for authorising conflicts of interest is included in the schedule of matters reserved for the board. The board confirmed that it was aware of no situations that may or did give rise to conflicts with the interests of the company other than those that may arise from directors' other appointments as disclosed in their biographies above. In accordance with the articles, the board authorised the chairman or the company secretary, as appropriate, to receive notifications of conflicts of interest on behalf of the board and to make recommendations as to whether the relevant matters should be authorised by the board. The company has complied with these procedures during the year.

        While all directors are equally accountable for the proper stewardship of the company's affairs, the non-executive directors have a particular responsibility for ensuring that the business strategies proposed are fully discussed and critically reviewed. This enables the directors to promote the success of the company for the benefit of its shareholders as a whole, while having regard to, among other matters, the interests of employees, the fostering of business relationships with customers, suppliers and others, and the impact of the company's operations on the communities and environment in which the business operates.

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

        In order to fulfil their duties, procedures are in place for directors to seek both independent advice and the advice and services of the company secretary who is responsible for advising the board, through the chairman, on all governance matters. The non-executive directors meet without the chairman present, and also meet with the chairman without management present, on a regular basis.

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

Induction, training and business engagement    There is a formal induction programme for new directors, which was followed during this year in respect of Ho KwonPing. He met with executive committee members and other senior executives individually and received orientation training from the relevant senior executive in relation to the group and its business. This included a visit to the Supply operations in Scotland, to the customer collaboration centre in the United Kingdom and meeting with local management in the Asia Pacific business. Following the initial induction for non-executive directors, appropriate business engagements continue to be arranged, with the chairman and non-executive directors also taking advantage of business visits overseas to meet with local management.

Corporate governance report (continued)

        All directors were also provided with the opportunity, and encouraged, to attend regular training to ensure they were kept up to date on relevant legal developments or changes and best practice and changing commercial and other risks. Typical training experience for directors included attendance at seminars, forums, conferences and working groups and, during the year ended 30 June 2013, also included internally led risk-based training on digital marketing and social media. Training for directors is kept under review during the year and forms part of the chairman's individual meetings held with each director, with feedback sought from directors on areas and topics that they want to be covered.

Performance evaluation    During the year, an evaluation of the board's effectiveness, including the effectiveness of the audit committee, the nomination committee and the remuneration committee was undertaken internally by way of a written questionnaire followed by the chairman of the board meeting individually with all directors.

        The board questionnaire had a particular emphasis on how well the board measured against 'best practice' boardroom behaviour and enhancing the effectiveness and added value of the board. The evaluation of the performance of the board throughout the year concentrated on framing the future focus of the board, against a backdrop of how the board perceived it had performed; the boardroom dynamics; feedback received in prior evaluation; a breakdown of time allocation; and the company's strategy. The aim was to clearly identify areas to enable the board to positively affirm that it was playing an effective role in supporting the success of Diageo. The questionnaires for the committees focused on the performance of the respective committees throughout the year; whether the agendas appropriately covered the remits of the committees; how the performance of the respective committees could be enhanced; and areas of focus for the forthcoming year.

        A report was prepared for the board on its effectiveness and that of its committees. The report concluded that the board and its committees continued to operate effectively, meeting the requirements and spirit of the Code. Processes were seen to have improved to allow a focus and time spent on the most important matters for the company, including the development of strategy, and the climate in the boardroom continued to create the optimum conditions for good decision making and sound guidance. The importance of ensuring appropriate succession to the board to maintain boardroom dynamics and the appropriate balance of skills, knowledge, diversity and experience had resulted in the appointment, with effect from 1 October 2012, of Ho KwonPing. Recognising the changes in the composition of top management of the group and the further development of the company's strategy and activity on the acquisition agenda, the board decided that of key importance would be: the monitoring of progress of the transition of the management changes; an enhanced focus on the execution of strategy; and a close review of the performance of acquisitions.

        Areas identified for the board and committees to maintain the appropriate governance for and development of the business have been integrated into the evolving annual agendas of the board and its committees.

        The performance of each director was evaluated by the chairman based on self-analysis and input from the other directors. A report on the individual performance evaluation process was given to the nomination committee. Following the performance evaluation of individual directors, the chairman has confirmed that the non-executive directors standing for re-election at this year's AGM continue to perform effectively and demonstrate commitment to their roles. The senior non-executive director led a performance evaluation of the chairman. Feedback from directors was discussed in a meeting with the executive and non-executive directors and then privately with the chairman.

Corporate governance report (continued)

        It is the board's intention to continue to review annually its performance and that of its committees and individual directors. In respect of the evaluation process in 2014, it is expected that an externally facilitated evaluation will be carried out (the last externally facilitated performance evaluation having been done in 2011).

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

        For the purposes of the Code and the relevant rule under the US Securities Exchange Act of 1934 (Exchange Act), the board has determined that Philip Scott is independent and may be regarded as an audit committee financial expert.

        The chairman, the chief financial officer, the group controller, the head of global audit and risk, the global risk and compliance director, the group chief accountant and the external auditor are normally invited to attend meetings.

        The audit committee met privately with the external auditor and with the head of global audit and risk as appropriate.

Work of the audit committee    During the year, the audit committee formally reviewed the annual reports and associated preliminary year-end results announcement, focusing on key areas of judgement and complexity, critical accounting policies, provisioning and any changes required in these areas or policies. In addition, the audit committee reviewed the interim results announcement, which included the interim financial statements and the company's interim management statements. The audit committee also reviewed the work of the filings assurance committee described below and was updated on litigation risks by the group's general counsel.

        The audit committee received detailed presentations from certain senior executives on the management of key risk and control issues in their respective business areas, reviewed the effectiveness and findings from internal control and risk management processes described below and reviewed the work of the compliance and ethics programme and the work of the audit and risk committee, described below.

        The audit committee had available to it the resources of the global audit and risk function, the activities of which are described below.

Corporate governance report (continued)

        During the year, the audit committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim results and its audit of the consolidated financial statements.

        The audit committee reviews annually the appointment of the auditor and, on the audit committee's recommendation, the board agreed in July 2013 to recommend to shareholders at the AGM in 2013, the re-appointment of the external auditor for a period of one year. The current overall tenure of the external auditor dates from 1997. Any decision to open the external auditor to tender is taken on the recommendation of the audit committee, based on the results of the effectiveness review described below. There are no contractual obligations that restrict the company's current choice of external auditor. Following a review of KPMG's performance and independence in 2013, including compliance with rules on non-audit services, the audit committee was satisfied with the auditors' effectiveness and independence and has recommended to the board that KPMG be reappointed as the company's external auditor for the year ending 30 June 2014. The committee will continue to review the performance of the external auditors on an annual basis, and consider their independence and objectivity taking into account all appropriate guidelines.

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

        The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in July 2013. Under this policy the provision of any non-audit service must be approved by the audit committee, unless the proposed service is both expected to cost less than £250,000 and also falls within one of a number of service categories which the audit committee has pre-approved. These pre-approved service categories may be summarised as follows:

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

        The audit committee has noted the changes to the Code introduced by the FRC in September 2012 and, in particular, the new requirement contained in the Guidance on Audit Committees to put the external audit contract out to tender in future at least every 10 years. The FRC has suggested

Corporate governance report (continued)

possible transitional arrangements, under which an external audit tender process would fit the cycle of audit partner rotation. The audit was last tendered in 1999, and since then there have been four different lead audit partners in accordance with KPMG's own guidance on independence, most recently for the year ended 30 June 2013. Having previously conducted a full tender exercise and considered retendering in subsequent years, the committee will continue to give consideration to the timing of the next formal tender in light of the 2012 Code requirements noted above and any further changes in the regulatory framework. In any event, we do not anticipate that this will be later than the date of the rotation of the current lead audit partner.

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

Activities of the nomination committee    The principal activities of the nomination committee during the year were: the review of individual performance; a review of the executive committee structure, membership and succession planning for it and senior leadership positions; the consideration of potential non-executive directors and the succession to the role of chief executive.

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

        In respect of the appointment of Ivan Menezes as Chief Executive, the committee made a recommendation to the board, believing that the appointment was appropriate for the future executive leadership of the business.

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

        For similar reasons, Diageo has set itself a goal to increase the number of women in leadership positions in the company. Currently, five of the fifteen members of the executive committee are women

Corporate governance report (continued)

(compared to one of fourteen shown in last year's annual report), and 28% (2012 – 26%) of leadership positions across the business are filled by women. The aim of the board is to continue to ensure that the company has the right balance of skills, diversity, in all forms, and experience.

        This approach has led Diageo to be well represented by women on the board and the executive committee and having fully considered the succession to leadership positions over the ensuing years, the board is confident it will continue to be able to report progress on the gender diversity agenda.

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

Executive direction and control

Executive committee    The executive committee, appointed and chaired by the chief executive, consists of the individuals responsible for the key components of the business: the North America, Western Europe, AEET (Africa, Eastern Europe and Turkey), Latin America and Caribbean and Asia Pacific markets, global supply and global functions. The members of the committee and their biographies are set out above in the 'Board of directors and executive committee' section of this annual report. During the year, Ivan Menezes was appointed Chief Executive (with effect from 1 July 2013).

        The executive committee met, fully, five times during the year, and spent most of its time discussing strategy, including individual market and brand (and category) strategies, management succession and talent and other people matters, and financial, brand and operational performance. Meetings were held in the United States, the United Kingdom (three meetings) and the Netherlands. In addition, scheduled interim update meetings were held by teleconference throughout the year. Responsibility and authority (within the financial limits set by the board) were delegated by the chief executive to individual members of the executive committee who were accountable to him for the performance of their business units.

        To support the executive direction, executive working groups were in operation to which were delegated particular tasks, generally with specific time spans and success criteria.

        A focus on the ways of working of the executive committee and performance management was undertaken for the year commencing 1 July 2013. No change was made to the responsibility and authority delegated by the chief executive to individual members or the executive committee as outlined above.

        The executive committee agendas will focus specifically on delivery of the company's performance ambition and how to achieve the performance imperatives. Time will be allocated throughout the year for specific focus on each of these imperatives and performance metrics have been developed to measure progress. Whilst time will be built in for other important business issues as they arise, a further designated focus will be on the company's reputation.

        Additionally monthly performance delivery calls will be held with the managing directors of the key markets and members of the executive committee.

Corporate governance report (continued)

        To support the market visits made by the regional presidents in the ordinary course of their business, a small group led by the chief executive will also make regular market visits focused on the execution of strategy and designed to assist in continuing the development of strategy and in the annual target planning process.

        This revised approach and focus will reduce the amount of overall meeting time and need for the continuation of a number of the established executive working groups.

        Committees intended to have an ongoing remit are outlined below.

Audit and risk committee    Chaired by the chief executive and responsible for: overseeing the approach to securing effective internal control and risk management in the group; reviewing the adequacy of the group's sources of assurance over the management of key risks; reviewing management's self-assessment process over internal controls; reviewing the effectiveness of the group's compliance and ethics programme; and reporting periodically on the above to the audit committee or to the board. In addition, the audit and risk committee is responsible for promoting the culture and processes that support effective compliance with the group's codes of conduct, global policies and business guidelines throughout the business and supports the audit committee, board and executive committee in satisfying its corporate governance responsibilities relating to internal control and risk management within the group.

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

        During the year, two executive working groups (one on alcohol in society, chaired by the corporate relations director, and one on environmental performance, chaired by the president, global supply and procurement) assisted the committee with decisions on specific issues.

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

Corporate governance report (continued)

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

Corporate governance report (continued)

        Processes are in place to ensure appropriate action is taken, where necessary, to remedy any deficiencies identified through the group's internal control and risk management processes.

        The global risk and compliance and global audit and risk functions give the audit committee, board and executive committee visibility and understanding of the group's key risks and risk management capability and provide assurance over the quality of the group's internal control and management of key risks in line with a plan agreed by the audit committee.

        These risk management processes and systems of internal control, together with the filings assurance processes, are designed to manage, rather than eliminate, the risk of failure to achieve the group's strategic objectives. It should be recognised that such systems can only provide reasonable, not absolute, assurance against material misstatement or loss.

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

Compliance and ethics programme

Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. The board has a comprehensive training and education programme for both employees and the network of control, compliance and ethics teams, whose role it is to be the key point of contact for compliance within each market and function. The code of business conduct is also supported by a set of global policies. During the year these policies were reviewed and revised where necessary to ensure they remained relevant.

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

        Compliance and ethics programme guidelines specify the manner in which any potential violations of these codes should be dealt with, including line manager reporting and an independent 'SpeakUp'

Corporate governance report (continued)

employee help line. The latter is operated independently and all reports are sent, in confidence, to the global risk and compliance director and head of corporate security for review, and where appropriate, investigation and escalation to the audit committee as required. There is an annual certification requirement for all management level employees to confirm compliance with the code of business conduct and to identify areas of possible non-compliance to the global risk and compliance director. During the year this requirement was extended to the greater part of the non-management population. To reinforce our stand against bribery or corruption in any form and to create greater simplicity in our guidance in this area, Diageo launched a new global anti-corruption policy during the year.

        During the year, the global compliance and ethics team was integrated with the global governance and control team to create a new combined team, global risk and compliance, which is responsible for risk management, internal control and compliance and ethics across the group. This integration recognises the connectivity between these pillars of governance and has been carried out to further improve the effectiveness of these activities by enhancing the existing connections, eliminating any duplication and improving the understanding of the risk across our business. The new structure is in line with industry practice and has been endorsed by the board.

        Both the audit and risk committee and the audit committee review the operation of the compliance and ethics programme.

Relations with shareholders

The company values its dialogue with both institutional and private investors. The board's primary contact with institutional shareholders is through the chief executive and chief financial officer.

        The chief executive and chief financial officer are supported by the investor relations department, who are in regular contact with institutional shareholders and sell-side analysts. Coverage of the company by sell-side analysts is circulated to the board. The board also ensures that all directors develop an understanding of the views of major institutional shareholders through an independent survey of shareholder opinion. In addition, major shareholders are invited to raise any company matters of interest to them at meetings with the chairman and the chairman of the remuneration committee. The chairman reports on any meeting to the board.

        Investor seminars and analyst presentations, including those following the announcement of interim results and preliminary year end results, are webcast and other presentations made to institutional investors are available on the company's website.

        For the year ended 30 June 2013, Diageo produced an annual report, which is available to all shareholders on its website, or in paper form by election or on request. As an alternative to receiving a paper notification through the post, shareholders may elect to receive email notification that the documents are available to be accessed on the company's website. Shareholders can also choose to receive email notification when new company information is published on www.diageo.com. The website also provides private shareholders with the facility to check their shareholdings online and to send any questions they may have to the company. Private shareholders are invited to write to the chairman or any other director and express their views on any issues of concern at any time and the AGM provides an opportunity for private shareholders to put their questions in person.

        The chairmen of the audit, nomination and remuneration committees are normally available at the AGM to take any relevant questions and all other directors attend, unless illness or another pressing commitment precludes them from doing so. At general meetings, a schedule of the proxy votes cast is made available to all shareholders and is published on www.diageo.com. The company proposes

Corporate governance report (continued)

a separate resolution on each substantially separate issue and does not bundle resolutions together inappropriately. Non-binding resolutions on the receipt of the reports and accounts and the approval of the directors' remuneration report are put to shareholders at the AGM.

Charitable and political donations

During the year, total charitable donations made by the group were £32.1 million (2012 – £28.7 million). UK group companies made donations of £14.7 million (2012 – £13.5 million) to charitable organisations including £1.1 million (2012 – £1.1 million) to the Diageo Foundation, £8.3 million (2012 – £8.1 million) to the Thalidomide Trust and £1.7 million to the Thalidomide Foundation Ltd in Australia (2012 – £1.5 million). In the rest of the world, group companies made charitable donations of £17.4 million (2012 – £15.2 million).

        The group has not given any money for political purposes in the United Kingdom and made no donations to EU political organisations and incurred no EU political expenditure during the year. The group made contributions to non-EU political parties totalling £0.5 million during the year (2012 – £0.4 million). These were all made, consistent with applicable laws, to federal and state candidates and committees in North America, where it is common practice to make political contributions. No particular political persuasion was supported and contributions were made with the aim of promoting a better understanding of the group and its views on commercial matters, as well as a generally improved business environment.

Supplier payment policies and performance

Given the international nature of the group's operations, there is no group standard in respect of payments to suppliers. The group applies a standard term of 60 days in respect of payments to the majority of suppliers. Where this standard term does not yet apply, operating companies are responsible for agreeing terms and conditions for their business transactions when orders for goods and services are placed, so that suppliers are aware of the terms of payment and the relevant terms are included in contracts where appropriate. Creditor days for Diageo plc have not been calculated, as the company had no material trade creditors at 30 June 2013. The majority of the company's invoices for goods and services are settled by subsidiaries acting on its behalf.

Going concern

The group's business activities together with significant risk factors are set out above in the 'Business description' section of this annual report. The liquidity position, capital resources and risk management processes covering exposure to currency, interest rate, credit, liquidity and commodity price risk are described in the notes to the consolidated financial statements.

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

Corporate governance report (continued)

Management's report on internal control over financial reporting

Management, under the supervision of the chief executive and chief financial officer, is responsible for establishing and maintaining adequate control over the group's financial reporting. Diageo's internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the EU and IFRS as issued by the International Accounting Standards Board (IASB); provide reasonable assurance that receipts and expenditures are made only in accordance with authorisation of management and the directors of the company; and provide reasonable assurance regarding prevention or timely detection of any unauthorised acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

        Management has assessed the effectiveness of Diageo's internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the Exchange Act) based on the framework in 'Internal Control – Integrated Framework', issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as at 30 June 2013, internal control over financial reporting was effective.

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

        KPMG Audit Plc, an independent registered public accounting firm, who also audit the group's consolidated financial statements, has audited the effectiveness of the group's internal control over financial reporting, and has issued an unqualified report thereon, which is included on the pages 247 and 248 of this document.

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

Corporate governance report (continued)

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

Responsibility statement

Each of the directors, whose names are set out above in the 'Board of directors and executive committee' section of this annual report, confirms that to the best of his or her knowledge:

  •
  the consolidated financial statements contained in the annual report for the year ended 30 June 2013, which have been prepared in accordance with IFRS as issued by the IASB and as adopted for use in the EU, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

  •
  the management report represented by the directors' report contained in the annual report for the year ended 30 June 2013 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.

Corporate governance report (continued)

        The responsibility statement was approved by the board of directors on 30 July 2013.

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

  •
  Director independence: the Code requires at least half the board (excluding the chairman) to be independent non-executive directors, as determined by affirmatively concluding that a director is independent of management and free from any relationship that could materially interfere with the exercise of independent judgement. NYSE rules require a majority of independent directors, according to the NYSE's own 'brightline' tests and an affirmative determination by the board that the director has no material relationship with the listed company. Diageo's board has determined that, in its judgement and without taking into account the NYSE brightline tests, all of the non-executive directors (excluding the chairman) are independent. As such, currently seven of Diageo's eleven directors are independent.

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

  •
  Board committees: Diageo has a number of board committees that are similar in purpose and constitution to those required by NYSE rules. Diageo's audit, remuneration and nomination committees consist entirely of independent non-executive directors (save that the chairman of the nomination committee, Dr Humer, is not independent). Under NYSE standards, companies are required to have a nominating/corporate governance committee, which develops and recommends a set of corporate governance principles and is composed entirely of independent directors. The terms of reference for Diageo's nomination committee, which comply with the Code, do not contain such a requirement. In accordance with the requirements of the Code, Diageo discloses in its annual report the results and means of evaluation of the board, its committees and the directors, and it provides extensive information regarding directors' compensation in the directors' remuneration report.

Corporate governance report (continued)

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

  •
  Compliance certification: NYSE rules require chief executives to certify to the NYSE their awareness of any NYSE corporate governance violations. Diageo is exempt from this as a foreign private issuer but is required to notify the NYSE if any executive officer becomes aware of any non-compliance with NYSE corporate governance standards. No such notification was necessary during the period covered by this report.

        Directors' attendance record at the AGM, board meetings and board committee meetings, for the year ended 30 June 2013 was as set out in the table below. For board and board committee meetings, attendance is expressed as the number of meetings attended out of the number that each director was eligible to attend.

	Annual General Meeting 2012	Board (maximum 7)	Audit committee (maximum 4)		Nomination committee (maximum 3)		Remuneration committee (maximum 5)
Dr Franz B Humer	✓	7/7	4/4	*	3/3		5/5	*
Paul Walsh	✓	7/7	2/4	*	3/3	*	5/5	*
Ivan Menezes	✓	7/7	n/a		1/3	*	2/5	*
Deirdre Mahlan	✓	7/7	4/4	*	n/a		1/5	**
Lord Davies	✓	7/7	4/4		3/3		5/5
Peggy Bruzelius	✓	7/7	4/4		3/3		5/5
Laurence Danon	✓	7/7	3/4		3/3		5/5
Betsy Holden	✓	7/7	4/4		3/3		5/5
Ho KwonPing	✓	6/6	3/3		2/2		3/4
Philip Scott	✓	7/7	4/4		3/3		5/5
Todd Stitzer	✓	6/7	4/4		3/3		5/5

*
Attended by invitation.

**
Attended by invitation, for part only.

Directors' report

The directors have pleasure in submitting their Annual Report for the year ended 30 June 2013.

Annual General Meeting

The AGM will be held at Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE at 2.30pm on Thursday, 19 September 2013.

Dividends

Diageo paid an interim dividend of 18.10 pence per ordinary share on 8 April 2013. The directors recommend a final dividend of 29.30 pence per ordinary share. Subject to approval by shareholders, the final dividend will be paid on 3 October 2013 to ordinary shareholders on the register on 16 August 2013. Payment to US ADR holders will be made on 8 October 2013.

        A dividend reinvestment plan, which enables ordinary shareholders to invest their dividends in ordinary shares, is available in respect of the final dividend and the plan notice date is 11 September 2013.

Directors

The directors of the company who served during the year are shown in the section 'Board of directors and company secretary' and 'Executive committee' above.

        In accordance with the UK Corporate Governance Code, all the directors retire by rotation at the AGM and offer themselves for re-election, with the exception of Todd Stitzer and Paul Walsh both of whom will retire immediately after the AGM and will therefore not seek re-election. The non-executive directors proposed for re-election do not have service contracts.

        Further details of directors' contracts, remuneration and their interests in the shares of the company at 30 June 2013 are given in the directors' remuneration report above.

        The directors' powers are determined by UK legislation and Diageo's articles of association. The directors may exercise all the company's powers provided that Diageo's articles of association or applicable legislation do not stipulate that any powers must be exercised by the members.

Auditor

KPMG LLP is proposed as statutory auditor of the company and a resolution for its appointment as auditor of the company will be submitted to the AGM. KPMG Audit Plc (a fellow KPMG group company) has instigated an orderly wind down of its business.

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

Business review

The review of the business of the company and the description of the principal risks and uncertainties facing the company, prepared in accordance with the Companies Act 2006, comprises the following

Directors' report (continued)

sections of the Annual Report: the 'Chief executive's statement', the 'Year in review', the 'Business description' and the 'Business review'.

Corporate governance statement

The corporate governance statement, prepared in accordance with rule 7.2 of the Financial Conduct Authority's Disclosure and Transparency Rules, comprises the following sections of the Annual Report: the 'Corporate Governance Report' and the 'Additional information for shareholders'.

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

Directors' report (continued)

Other information

Other information relevant to the directors' report may be found in the following sections of the Annual Report:

Information	Location in Annual Report
Amendment of articles of association	Additional information for shareholders – Articles of association
Charitable and political donations	Corporate governance report
Corporate citizenship	Corporate governance report
Directors – appointment and powers	Additional information for shareholders – Articles of association
Directors' indemnities and compensation	Directors' remuneration report
Employment policies	Business description – Business overview – Employees
Events since 30 June 2013	Financial statements – note 30 Post balance sheet events
Financial risk management	Financial statements – note 19 Financial instruments and risk management
Future developments	Business review – Trend information
Purchase of own shares	Business review – Liquidity and capital resources and Financial statements – note 23 Share capital and reserves
Principal activities of the company and its subsidiary undertakings in the course of the year	Financial statements – Principal group companies
Research and development	Business description – Business overview – Research and development
Share capital – structure, voting and other rights	Additional information for shareholders – Share capital and Articles of association
Share capital – employee share plan voting rights	Financial statements – note 29 Employee share compensation
Shareholdings in the company	Additional information for shareholders – Share capital
Supplier payment policies and performance	Corporate governance report

The directors' report of Diageo plc for the year ended 30 June 2013 comprises these pages and the sections of the Annual Report referred to under 'Directors', 'Business review', 'Corporate governance statement' and 'Other information' above, which are incorporated into the directors' report by reference.

        The directors' report was approved by a duly appointed and authorised committee of the board of directors on 30 July 2013 and signed on its behalf by Paul Tunnacliffe, the Company Secretary.

Financial statements – contents

158	Report of independent registered public accounting firm
159	Consolidated income statement
160	Consolidated statement of comprehensive income
161	Consolidated balance sheet
162	Consolidated statement of changes in equity
163	Consolidated statement of cash flows
164	Accounting policies of the group
171	Notes to the consolidated financial statements

Report of independent registered public accounting firm

The board of directors and shareholders
Diageo plc:

        We have audited the accompanying consolidated balance sheets of Diageo plc and subsidiaries as of 30 June 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended 30 June 2013 on pages 159 to 245, including the disclosures identified as 'part of the audited financial statements' within the 'Critical accounting policies' section on pages 82 to 83, the 'Share and other interests' on pages 134 to 135, the 'Key management personnel related party transactions' on pages 135 to 136 and the 'Principal group companies' on page 246. These consolidated financial statements are the responsibility of Diageo plc's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2013, and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diageo plc's internal control over financial reporting as of 30 June 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 30 July 2013 expressed an unqualified opinion on the effectiveness of the company's internal control over financial reporting.

KPMG Audit Plc
London, England
30 July 2013

Consolidated income statement

	Notes	Year ended 30 June 2013	Year ended 30 June 2012	Year ended 30 June 2011
		£ million	£ million	£ million
Sales	2	15,487	14,594	13,232
Excise duties	3	(4,054)	(3,832)	(3,296)

Net sales	2	11,433	10,762	9,936
Cost of sales	3,5	(4,470)	(4,259)	(4,010)

Gross profit		6,963	6,503	5,926
Marketing	3	(1,787)	(1,691)	(1,538)
Other operating expenses	3,5	(1,745)	(1,654)	(1,793)

Operating profit	2	3,431	3,158	2,595
Sale of businesses	5	(83)	147	(14)
Interest receivable	6	254	262	278
Interest payable	6	(653)	(644)	(647)
Other finance income	6	5	8	—
Other finance charges	6	(30)	(23)	(28)
Share of associates' profits after tax	7	199	213	176

Profit before taxation		3,123	3,121	2,360
Taxation	8	(529)	(1,038)	(343)

Profit from continuing operations		2,594	2,083	2,017
Discontinued operations	9	—	(11)	—

Profit for the year		2,594	2,072	2,017

Attributable to:
Equity shareholders of the parent company		2,485	1,942	1,900
Non-controlling interests		109	130	117

		2,594	2,072	2,017

Basic earnings per share	10
Continuing operations		99.3p	78.2p	76.2p
Discontinued operations		—	(0.4)p	—

		99.3p	77.8p	76.2p

Diluted earnings per share	10
Continuing operations		98.7p	77.8p	76.0p
Discontinued operations		—	(0.4)p	—

		98.7p	77.4p	76.0p

The accompanying notes are an integral part of these consolidated financial statements.

 Consolidated statement of comprehensive income

	Notes	Year ended 30 June 2013	Year ended 30 June 2012	Year ended 30 June 2011
		£ million	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net actuarial gain/(loss) on post employment plans
– group	4	73	(495)	272
– associates		(16)	—	—
Tax (charge)/credit on post employment plans		(25)	100	(66)

		32	(395)	206
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations excluding borrowings
– group		98	(74)	(133)
– controlling interests		36	18	(64)
– associates*		104	(240)	157
Exchange differences on borrowings and derivative net investment hedges		(207)	210	(51)
Tax on exchange differences on borrowings and derivative net investment hedges		3	7	8
Effective portion of changes in fair value of cash flow hedges
– (losses)/gains taken to other comprehensive income		(41)	29	25
– recycled to income statement		(33)	(15)	56
Tax on effective portion of changes in fair value of cash flow hedges		17	(4)	(7)
Fair value movements on available-for-sale investments	13	85	—	—
Hyperinflation adjustment		4	3	6

		66	(66)	(3)

Other comprehensive income/(loss), net of tax, for the year		98	(461)	203
Profit for the year		2,594	2,072	2,017

Total comprehensive income for the year		2,692	1,611	2,220

Attributable to:
Equity shareholders of the parent company		2,547	1,463	2,167
Non-controlling interests		145	148	53

Total comprehensive income for the year		2,692	1,611	2,220

*
Includes £30 million exchange gain recycled to the consolidated income statement on the acquisition of a majority equity stake in SJF Holdco and obtaining control of Shuijingfang in the year ended 30 June 2012.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheet

	Notes	30 June 2013		30 June 2012
		£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	11	9,048		8,821
Property, plant and equipment	12	3,468		2,972
Biological assets		36		34
Investments in associates	7	2,443		2,198
Other investments	13	412		97
Other receivables	15	128		119
Other financial assets	18	393		505
Deferred tax assets	22	243		329
Post employment benefit assets	4	312		22

			16,483		15,097
Current assets
Inventories	14	4,222		3,955
Trade and other receivables	15	2,484		2,103
Assets held for sale		51		77
Other financial assets	18	65		42
Cash and cash equivalents	16	1,772		1,076

			8,594		7,253

Total assets			25,077		22,350

Current liabilities
Borrowings and bank overdrafts	17	(1,858)		(1,230)
Other financial liabilities	18	(122)		(113)
Trade and other payables	20	(3,230)		(2,997)
Corporate tax payable	8	(225)		(317)
Provisions	21	(109)		(127)

			(5,544)		(4,784)
Non-current liabilities
Borrowings	17	(8,233)		(7,399)
Other financial liabilities	18	(473)		(466)
Other payables	20	(118)		(85)
Provisions	21	(256)		(274)
Deferred tax liabilities	22	(1,482)		(1,424)
Post employment benefit liabilities	4	(864)		(1,107)

			(11,426)		(10,755)

Total liabilities			(16,970)		(15,539)

Net assets			8,107		6,811

Equity
Share capital	23	797		797
Share premium		1,344		1,344
Other reserves		3,154		3,213
Retained earnings		1,741		234

Equity attributable to equity shareholders of the parent company			7,036		5,588
Non-controlling interests			1,071		1,223

Total equity			8,107		6,811

The accompanying notes are an integral part of these consolidated financial statements.

        These consolidated financial statements were approved by a duly appointed and authorised committee of the board of directors on 30 July 2013 and were signed on its behalf by Ivan Menezes and Deirdre Mahlan, Directors.

 Consolidated statement of changes in equity

					Retained earnings/(deficit)			Equity attributable to parent company shareholders
				Hedging and exchange reserve
	Share capital	Share premium	Capital redemption reserve		Own shares	Other retained earnings	Total		Non- controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2010	797	1,342	3,146	99	(2,253)	876	(1,377)	4,007	779	4,786
Total comprehensive income	—	—	—	55	—	2,112	2,112	2,167	53	2,220
Employee share schemes	—	—	—	—	(4)	(5)	(9)	(9)	—	(9)
Share-based incentive plans	—	—	—	—	—	34	34	34	—	34
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	15	15	15	—	15
Shares issued	—	1	—	—	—	—	—	1	—	1
Acquisitions	—	—	—	—	—	—	—	—	20	20
Dividends paid	—	—	—	—	—	(973)	(973)	(973)	(112)	(1,085)

At 30 June 2011	797	1,343	3,146	154	(2,257)	2,062	(195)	5,245	740	5,985
Total comprehensive income	—	—	—	(87)	—	1,550	1,550	1,463	148	1,611
Share-based incentive plans	—	—	—	—	—	35	35	35	—	35
Share-based incentive plans in respect of associates	—	—	—	—	—	2	2	2	—	2
Tax on share-based incentive plans	—	—	—	—	—	29	29	29	—	29
Shares issued	—	1	—	—	—	—	—	1	—	1
Acquisitions	—	—	—	—	—	—	—	—	452	452
Proceeds from non-controlling interests	—	—	—	—	—	—	—	—	11	11
Change in fair value of put options	—	—	—	—	—	(6)	(6)	(6)	—	(6)
Purchase of non-controlling interests	—	—	—	—	—	(145)	(145)	(145)	(10)	(155)
Dividends paid	—	—	—	—	—	(1,036)	(1,036)	(1,036)	(118)	(1,154)

At 30 June 2012	797	1,344	3,146	67	(2,257)	2,491	234	5,588	1,223	6,811
Total comprehensive income	—	—	—	(59)	—	2,606	2,606	2,547	145	2,692
Employee share schemes	—	—	—	—	25	(34)	(9)	(9)	—	(9)
Share-based incentive plans	—	—	—	—	—	45	45	45	—	45
Share-based incentive plans in respect of associates	—	—	—	—	—	2	2	2	—	2
Tax on share-based incentive plans	—	—	—	—	—	30	30	30	—	30
Acquisitions	—	—	—	—	—	—	—	—	(21)	(21)
Change in fair value of put options	—	—	—	—	—	(7)	(7)	(7)	—	(7)
Purchase of non-controlling interests	—	—	—	—	—	(100)	(100)	(100)	(100)	(200)
Dividends paid	—	—	—	—	—	(1,125)	(1,125)	(1,125)	(111)	(1,236)
Transfers	—	—	—	—	—	65	65	65	(65)	—

At 30 June 2013	797	1,344	3,146	8	(2,232)	3,973	1,741	7,036	1,071	8,107

The accompanying notes are an integral part of the consolidated financial statements.

 Consolidated statement of cash flows

	Notes	Year ended 30 June 2013		Year ended 30 June 2012		Year ended 30 June 2011
		£ million	£ million	£ million	£ million	£ million	£ million
Cash flow from operating activities
Cash generated from operations	24		3,031		3,005		2,859
Interest received			130		158		213
Interest paid			(557)		(549)		(524)
Taxation paid			(556)		(521)		(365)

Net cash from operating activities			2,048		2,093		2,183
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		39		39		47
Purchase of property, plant and equipment and computer software		(643)		(484)		(419)
Movements in loans		16		(1)		1
Sale of businesses		(16)		51		34
Acquisition of businesses	25	(644)		(1,420)		(97)

Net cash outflow from investing activities			(1,248)		(1,815)		(434)
Cash flows from financing activities
Proceeds from issue of share capital		—		1		1
Net purchase of own shares for share schemes		(11)		—		(9)
Dividends paid to non-controlling interests		(111)		(118)		(112)
Proceeds from non-controlling interests		—		11		—
Purchase of shares of non-controlling interests		(200)		(155)		—
Net increase/(decrease) in loans		1,234		512		(414)
Equity dividends paid		(1,125)		(1,036)		(973)

Net cash outflow from financing activities			(213)		(785)		(1,507)

Net increase/(decrease) in net cash and cash equivalents			587		(507)		242
Exchange differences			36		(27)		(68)
Net cash and cash equivalents at beginning of the year			1,038		1,572		1,398

Net cash and cash equivalents at end of the year			1,661		1,038		1,572

Net cash and cash equivalents consist of:
Cash and cash equivalents	16		1,772		1,076		1,584
Bank overdrafts	17		(111)		(38)		(12)

			1,661		1,038		1,572

The accompanying notes are an integral part of these consolidated financial statements.

Accounting policies of the group

Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB.

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

        The information set out in these accounts does not constitute the statutory accounts of the group within the meaning of the Companies Acts for the years ended 30 June 2013, 2012 or 2011. KPMG Audit Plc has reported on those accounts; their audit reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006 in respect of the accounts for the year ended 30 June 2013, 2012 or 2011. The accounts for 2012 and 2011 have been delivered to the Registrar of Companies and those for 2013 will be delivered in due course.

Basis for preparation of financial statements on a going concern basis

Information on the business environment that the group operates in, the group's strategy and the principal risk factors that the group faces is contained in the Business review. The financial position of the group, its cash flows, borrowings, borrowing facilities, commitments and the group's policies to manage its financial risks are described in the Business review under 'Liquidity and capital resources', 'Contractual obligations' and notes 17, 18 and 19 to the consolidated financial statements.

        The group has considerable financial resources available. At 30 June 2013 the group has cash and cash equivalents of £1,772 million and committed bank facilities of £2,302 million, with borrowings and bank overdrafts due within one year of £1,858 million. The group owns a diverse portfolio of beverage alcohol assets and operates in numerous countries around the world. The group also has a wide diversity of customers and suppliers. As a consequence, the directors believe that the group is well positioned to manage its business and financial risks successfully.

        The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the consolidated financial statements.

Business combinations

Business combinations are accounted for using the acquisition method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration payable

Accounting policies of the group (continued)

is measured at fair value and includes the fair value of any contingent consideration. The consolidated financial statements include the results of the company and its subsidiaries together with the group's attributable share of the results of associates and joint ventures. The results of subsidiaries acquired or sold are included in the income statement from, or up to, the date that control passes. A subsidiary is an entity controlled, directly or indirectly, by Diageo plc. Control is the power to govern the operating and financial policies of the subsidiary so as to obtain benefits from its activities.

        On the acquisition of a business, or of an interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets including identifiable intangible assets and contingent liabilities acquired. Directly attributable acquisition costs in respect of subsidiary companies acquired are recognised in other external charges as incurred.

        The non-controlling interests on the date of acquisition can be measured either at the fair value or at the non-controlling shareholder's proportion of the net fair value of the identifiable assets assumed. This choice is made separately for each acquisition.

        Where the group has issued a put option over shares held by a non-controlling interest, the group derecognises the non-controlling interests and instead recognises a contingent deferred consideration liability for the estimated amount likely to be paid to the non-controlling interest on the exercise of those options. Movements in the estimated liability after initial recognition are recognised in retained earnings.

        Transactions with non-controlling interests are recorded directly in equity.

Associates and joint ventures

An associate is an undertaking in which the group has a long term equity interest and over which it has the power to exercise significant influence. The group's interest in the net assets of associates is included in investments in the consolidated balance sheet and its interest in their results is included in the consolidated income statement below the group's operating profit. Investments in associates are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment review compares the net carrying value with the recoverable amount, where the recoverable amount is the higher of the value in use calculated as the present value of the group's share of the associate's future cash flows and its fair value less costs to sell. Joint ventures, where there is contractual joint control over the entity, are accounted for by including on a line-by-line basis the attributable share of the results, assets and liabilities. Associates and joint ventures are initially recorded at cost including transaction costs.

Foreign currencies

Items included in the financial statements of the group's subsidiaries, associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in sterling, which is the functional currency of the parent company.

        The income statements and cash flows of overseas entities are translated into sterling at weighted average rates of exchange, other than substantial transactions that are translated at the rate on the date of the transaction. Exchange differences arising on the retranslation to closing rates are taken to the exchange reserve.

Accounting policies of the group (continued)

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

Share-based payments – employee benefits

The fair value of equity settled share options and share grants is initially measured at grant date based on the binomial or Monte Carlo models and is charged to the income statement over the vesting period. For equity settled shares the credit is included in retained earnings whereas for cash settled share-based payments a liability is recognised in the balance sheet, measured initially at fair value. For cash settled share options and share grants, the fair value of the liability is remeasured at the end of each reporting period until the liability is settled, with any changes in the fair value recognised in the income statement. Cancellations of share options are treated as an acceleration of the vesting period and any outstanding charge is recognised in operating profit immediately. Shares of Diageo plc held by the company for the purpose of fulfilling obligations in respect of various employee share plans around the group are deducted from equity in the consolidated balance sheet. Any surplus or deficit arising on the sale of the Diageo plc shares held by the group is included as a movement in equity.

Pensions and other post employment benefits

The group's principal pension funds are defined benefit plans. In addition, the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded defined benefit post employment liabilities. For post employment plans, other than defined contribution plans, the amount charged to the income statement is the cost of accruing pension benefits promised to employees over the year, plus any fully vested changes arising on benefits granted to members by the

Accounting policies of the group (continued)

group during the year. The income statement also includes a credit equivalent to the group's expected return on the pension plans' assets over the year, offset by a charge equal to the expected increase in the plans' liabilities over the year. The differences between the fair value of the plans' assets and the present value of the plans' liabilities are disclosed as an asset or liability on the consolidated balance sheet as appropriate. Any differences between the expected return on assets and those actually achieved, and any changes in liabilities over the year due to changes in assumptions or experience within the plans, are recognised in other comprehensive income. The amount of any pension fund asset recognised on the balance sheet is limited to any future refunds from the plan or the present value of reductions in future contributions to the plan.

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

        Tax benefits are not recognised unless it is probable that the tax positions are sustainable. Once considered to be probable, tax benefits are reviewed each year to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. Any interest and penalties on tax liabilities are provided for in the tax charge.

Accounting policies of the group (continued)

Discontinued operations

Discontinued operations comprise disposal groups where they represent a major line of business or geographical area of operations or business activities that the group no longer participates in or did not form part of the group's operations.

Brands, goodwill and other intangible assets

Goodwill represents the excess of the aggregate of the consideration transferred, the value of any non-controlling interests in the subsidiary acquired and the fair value of any previously held equity interest in the subsidiary acquired over the fair value of the identifiable net assets acquired. Goodwill arising on acquisitions prior to 1 July 1998 was eliminated against reserves, and this goodwill has not been restated. Goodwill arising subsequent to 1 July 1998 has been capitalised.

        Acquired brands and other intangible assets are recognised when they are controlled through contractual or other legal rights, or are separable from the rest of the business, and the fair value can be reliably measured.

        Intangible assets that are regarded as having limited useful economic lives are amortised on a straight-line basis over those lives and reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised and are reviewed for impairment at least annually or when there is an indication that the assets may be impaired. To ensure that assets are not carried at above their recoverable amounts, the impairment reviews compare the net carrying value with the recoverable amount, where the recoverable amount is the value in use. Amortisation and any impairment write down are charged to other operating expenses in the income statement.

        Computer software is amortised on a straight-line basis to estimated residual value over its expected useful life. Residual values and useful lives are reviewed each year. Subject to these reviews, the estimated useful lives are up to eight years.

Property, plant and equipment

Land and buildings are stated at cost less accumulated depreciation. Freehold land is not depreciated. Leaseholds are depreciated over the unexpired period of the lease. Other property, plant and equipment are depreciated on a straight-line basis to estimated residual values over their expected useful lives, and these values and lives are reviewed each year. Subject to these reviews, the estimated useful lives fall within the following ranges: buildings – 10 to 50 years; within plant and equipment casks and containers – 15 to 50 years; other plant and equipment – 5 to 10 years; fixtures and fittings – 5 to 10 years; and returnable bottles and crates – 5 to 10 years.

        Reviews are carried out if there is an indication that assets may be impaired, to ensure that property, plant and equipment are not carried at above their recoverable amounts.

Government grants

Government grants are not recognised until there is reasonable assurance that the group will comply with the conditions pursuant to which they have been granted and that the grants will be received. Government grants in respect of property, plant and equipment are deducted from the asset that they relate to, reducing the depreciation expense charged to the income statement.

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

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, an appropriate proportion of production and other overheads, but not borrowing costs. Cost is calculated at the weighted average cost incurred in acquiring inventories. Maturing inventories which are retained for more than one year are classified as current assets, as they are expected to be realised in the normal operating cycle.

Financial assets

Cash and cash equivalents comprise cash in hand and deposits which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less, including money market deposits, commercial paper and investments.

        Available-for-sale investments are initially recorded at fair value (usually the contracted amount plus any directly attributable transaction costs) and then remeasured at subsequent reporting dates to fair value. They are included in non-current assets. Gains and losses arising from the changes in fair value are recognised in other comprehensive income until the investment is disposed of or impaired, when the accumulated gains and losses are recycled to the income statement. Interest and dividends from available-for-sale investments are recognised in the consolidated income statement.

        Loans and receivables are recognised when it is probable that a future economic benefit will flow to the group. Loans and receivables and loans are carried at original invoice or contract amount less any provisions for discounts and doubtful debts. Provisions are made where there is evidence of a risk of non payment taking into account ageing, previous experience and general economic conditions.

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

Accounting policies of the group (continued)

Derivative financial instruments and hedging

Derivative financial instruments are carried at fair value that is calculated using a discounted cash flow technique based on market data applied consistently for similar types of instruments. Gains and losses on derivatives that do not qualify for hedge accounting treatment are taken to the income statement as they arise.

        The group designates and documents certain derivatives as hedging instruments against changes in fair value of recognised assets and liabilities (fair value hedges), highly probable forecast transactions or the cash flow risk from a change in exchange or interest rates (cash flow hedges) and hedges of net investments in foreign operations (net investment hedges). The effectiveness of such hedges is assessed at inception and at least on a quarterly basis, using prospective and retrospective testing.

        Fair value hedges are used to manage the currency and/or interest rate risks to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of the derivatives are recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. If such a hedge relationship is de-designated, fair value movements on the derivative continue to be taken to the income statement while any fair value adjustments made to the underlying hedged item to that date are amortised through the income statement over its remaining life using the effective interest rate method.

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

        Net investment hedges take the form of either foreign currency borrowings or derivatives. Foreign exchange differences arising on translation of net investments are recorded in other comprehensive income and included in the exchange reserve. Liabilities used as hedging instruments are revalued at closing exchange rates and the resulting gains or losses are also recognised in other comprehensive income to the extent that they are effective, with any ineffectiveness taken to the income statement. Foreign exchange contracts hedging net investments are carried at fair value. Effective fair value movements are recognised in other comprehensive income, with any ineffectiveness taken to the income statement.

Provisions

Provisions are liabilities of uncertain timing or amount. A provision is recognised if, as a result of a past event, the group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are calculated on a discounted basis. The carrying amounts of provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Notes to the consolidated financial statements

1.     New accounting policies

(a)   Adopted by the group    The following accounting amendment, issued by the International Accounting Standards Board (IASB), is effective for the first time in the current financial year and has been adopted by the group with no impact on its consolidated results or financial position:

Amendment to IAS 1 – Presentation of items of other comprehensive income requires that items included in other comprehensive income are analysed between items that will not be recycled subsequently to the income statement and items that may be recycled subsequently to the income statement.

(b)   Not adopted by the group    The following standards, amendments and interpretations issued by the IASB and endorsed by the EU unless stated otherwise, have not yet been adopted by the group. The standards or amendments will be adopted by the group in the year ending 30 June 2014, unless stated otherwise. The group does not currently believe the adoption of these standards or amendments will have a material impact on its consolidated results or financial position, unless stated otherwise.

IFRS 9 – Financial instruments (effective in the year ending 30 June 2016, not yet endorsed by the EU) removes the multiple classification and measurement models for financial assets required by IAS 39 – Financial Instruments: Recognition and measurement and introduces a model that has only two classification categories: amortised cost and fair value. Classification is determined by the business model used to manage the financial assets and the contractual cash flow characteristics of the financial assets. The accounting and presentation of financial liabilities and for derecognising financial instruments has been transferred from IAS 39 without any significant changes. The amendment to IFRS 7 – Financial instruments: Disclosures requires additional disclosures on transition from IAS 39 to IFRS 9. The group is currently assessing the impact this standard would have on its consolidated results and financial position.

IFRS 10 – Consolidated financial statements replaces the guidance of control and consolidation in IAS 27 and SIC-12 – Consolidation – special purpose entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they were a single entity remains unchanged, as do the mechanics of consolidation. Application of IFRS 10 will not result in a change to the scope of the consolidation.

IFRS 11 – Joint arrangements requires joint arrangements to be accounted for as a joint operation or as a joint venture depending on the rights and obligations of each party to the arrangement. Proportionate consolidation for joint ventures will be eliminated and equity accounting will be mandatory. If the standard had been adopted by the group for the year ended 30 June 2013, net sales, operating profit and profit for the year would be lower by £130 million, £41 million and £11 million, respectively (2012 – £123 million, £39 million and £10 million, respectively), and net assets, total assets and total liabilities would have reduced by £19 million, £86 million and £67 million, respectively (2012 – £19 million, £81 million and £62 million, respectively). There is no impact on earnings per share.

IFRS 12 – Disclosure of interests in other entities requires enhanced disclosures of the nature, risks and financial effects associated with the group's interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 – Fair value measurement explains how to measure fair value and aims to enhance fair value disclosures. The standard does not materially change the measurement of fair values but codifies it in one place.

Amendments to IAS 19 — Employee benefits changes a number of disclosure requirements for post employment arrangements and restricts the options currently available on how to account for defined

Notes to the consolidated financial statements (continued)

1.     New accounting policies (continued)

benefit pension plans. The most significant change that will impact the group is that the amendment requires the expected returns on pension plan assets, currently calculated based on management's estimate of expected returns, to be replaced by a credit on the pension plan assets calculated at the liability discount rate. The group estimates the adoption of the revised IAS 19 would result in an additional charge to operating profit of £10 million and to finance charges of £33 million in the year ended 30 June 2013 (2012 – £11 million and £44 million, respectively). The adoption of the amendment to the standard will not impact the group's net assets.

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

IAS 28 (Revised) – Investments in associates and joint ventures

Amendment to IAS 32 – Offsetting financial assets and financial liabilities (effective in the year ending 30 June 2015)

Amendment to IAS 32 – Tax effect of distribution to holders of equity instruments

Amendment to IAS 34 – Interim financial reporting

Amendment to IAS 36 – Recoverable amount – Disclosures for non-financial assets (not yet endorsed by the EU)

Amendment to IFRS 7 – Disclosures – Offsetting financial assets and financial liabilities

IFRIC 21 – Levies (effective in the year ending 30 June 2015, not yet endorsed by the EU)

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

        The executive committee considers the business principally from a geographical perspective and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the executive committee is Global Supply, which manufactures and distributes premium drinks within the group. Continuing operations also include the Corporate function. In view of the focus on the geographical segments in explaining the group's performance in

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

the Business review, the results of the Global Supply segment have been allocated to the geographical segments. Corporate revenues and costs are in respect of central costs, including finance, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that do not relate to the geographical segments or to Global Supply and hence are not allocated. They also include rents receivable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

        In the year ended 30 June 2013 Diageo changed its internal reporting structure to reflect changes made to management responsibilities. As a result of this change, Diageo reports the following geographical segments both for management reporting purposes and in the external financial statements: North America; Western Europe; Africa, Eastern Europe and Turkey; Latin America and Caribbean; Asia Pacific and Corporate.

        During the year ended 30 June 2013 changes have been made in the management accounts in respect of the allocation of specific corporate items and the allocation of the operating profit before exceptional items of Global Supply to better reflect the geographical segment to which the cost relates. In addition, certain transaction exchange differences, previously included in Corporate, have been allocated to the geographical segments to better reflect which geographical segment the item is in respect of.

        As a consequence of these changes, the financial information by geographical segments for comparative years has been amended and restated segmental information has been provided in the tables below.

        The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current year at, and restates the prior year net sales and operating profit to, the current year's budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group's reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year's budgeted exchange rates but is presented at the budgeted rates for the respective years.

        In addition, for management reporting purposes Diageo excludes the impact of acquisitions and disposals completed in the current and prior year from the results of the geographical segments in order to provide comparable results. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

(a)   Segmental information for the consolidated income statement – continuing operations

	North America	Western Europe	Africa, Eastern Europe and Turkey	Latin America and Caribbean	Asia Pacific	Global Supply	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2013
Sales	4,272	3,686	3,423	1,745	2,285	2,648	(2,648)	15,411	76	15,487

Net sales
At budgeted exchange rates*	3,713	2,207	2,249	1,416	1,577	2,786	(2,667)	11,281	76	11,357
Acquisitions and disposals	—	1	62	66	119	—	—	248	—	248
Global Supply allocation	40	44	11	15	9	(119)	—	—	—	—
Retranslation to actual exchange rates	(20)	(32)	(42)	(40)	(38)	(19)	19	(172)	—	(172)

Net sales	3,733	2,220	2,280	1,457	1,667	2,648	(2,648)	11,357	76	11,433

Operating profit/(loss)
At budgeted exchange rates*	1,450	635	652	482	404	86	—	3,709	(152)	3,557
Acquisitions and disposals	—	—	17	—	22	—	—	39	—	39
Global Supply allocation	47	28	7	1	3	(86)	—	—	—	—
Retranslation to actual exchange rates	(13)	(7)	(22)	(12)	(15)	—	—	(69)	3	(66)

Operating profit/(loss) before exceptional items	1,484	656	654	471	414	—	—	3,679	(149)	3,530
Exceptional items	—	(31)	(5)	—	(1)	(62)	—	(99)	—	(99)

Operating profit/(loss)	1,484	625	649	471	413	(62)	—	3,580	(149)	3,431

Sale of businesses										(83)
Net finance charges										(424)
Share of associates' profits/(losses) after tax
– Moët Hennessy										230
– Other associates										(31)

Profit before taxation										3,123

*
These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

	North America	Western Europe	Africa, Eastern Europe and Turkey	Latin America and Caribbean	Asia Pacific	Global Supply	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2012 (restated)
Sales	4,094	3,834	3,001	1,491	2,104	2,652	(2,652)	14,524	70	14,594

Net sales
At budgeted exchange rates*	3,544	2,330	1,762	1,242	1,451	2,792	(2,665)	10,456	70	10,526
Acquisitions and disposals	1	3	366	—	—	—	—	370	—	370
Global Supply allocation	56	42	8	11	10	(127)	—	—	—	—
Retranslation to actual exchange rates	(45)	(30)	(85)	(14)	40	(13)	13	(134)	—	(134)

Net sales	3,556	2,345	2,051	1,239	1,501	2,652	(2,652)	10,692	70	10,762

Operating profit/(loss)
At budgeted exchange rates*	1,311	657	485	387	349	150	—	3,339	(141)	3,198
Acquisitions and disposals	—	—	116	(8)	(19)	—	—	89	(19)	70
Global Supply allocation	69	60	8	5	8	(150)	—	—	—	—
Retranslation to actual exchange rates	(20)	—	(34)	(15)	4	—	—	(65)	(5)	(70)

Operating profit/(loss) before exceptional items	1,360	717	575	369	342	—	—	3,363	(165)	3,198
Exceptional items	(11)	43	(7)	(2)	(10)	(40)	—	(27)	(13)	(40)

Operating profit/(loss)	1,349	760	568	367	332	(40)	—	3,336	(178)	3,158

Sale of businesses										147
Net finance charges										(397)
Share of associates' profits after tax
– Moët Hennessy										205
– Other associates										8

Profit before taxation										3,121

*
These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

	North America	Western Europe	Africa, Eastern Europe and Turkey	Latin America and Caribbean	Asia Pacific	Global Supply	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2011 (restated)
Net Sales	3,895	3,918	2,125	1,293	1,931	2,678	(2,678)	13,162	70	13,232

Net sales
At budgeted exchange rates*	3,330	2,391	1,571	1,119	1,270	2,785	(2,682)	9,784	70	9,854
Acquisitions and disposals	27	3	35	—	1	—	—	66	—	66
Global Supply allocation	31	43	6	12	11	(103)	—	—	—	—
Retranslation to actual exchange rates	(22)	(4)	15	(68)	95	(4)	4	16	—	16

Net sales	3,366	2,433	1,627	1,063	1,377	2,678	(2,678)	9,866	70	9,936

Operating profit/(loss)
At budgeted exchange rates*	1,215	666	428	354	288	139	—	3,090	(150)	2,940
Acquisitions and disposals	4	(8)	(7)	(3)	(8)	—	—	(22)	—	(22)
Global Supply allocation	62	62	5	7	3	(139)	—	—	—	—
Retranslation to actual exchange rates	(16)	7	(6)	(38)	3	—	—	(50)	16	(34)

Operating profit/(loss) before exceptional items	1,265	727	420	320	286	—	—	3,018	(134)	2,884
Exceptional items	(23)	(64)	(100)	(6)	(50)	(35)	—	(278)	(11)	(289)

Operating profit/(loss)	1,242	663	320	314	236	(35)	—	2,740	(145)	2,595

Sale of businesses										(14)
Net finance charges										(397)
Share of associates' profits/(losses) after tax
– Moët Hennessy										179
– Other associates										(3)

Profit before taxation										2,360

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

(ii)
The group's net finance charges are managed centrally and are not attributable to individual operating segments.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

(b)   Other segmental information

	North America	Western Europe	Africa, Eastern Europe and Turkey	Latin America and Caribbean	Asia Pacific	Global Supply	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2013
Capital expenditure	2	13	192	10	46	313	67	643
Depreciation and intangible asset amortisation	(5)	(15)	(102)	(8)	(23)	(128)	(49)	(330)
Exceptional accelerated depreciation	—	—	—	—	—	(23)	—	(23)
Exceptional impairment of intangible assets	—	(50)	—	—	—	—	—	(50)
2012 (restated)
Capital expenditure	2	12	143	15	23	211	78	484
Depreciation, intangible asset amortisation and impairment	(16)	(15)	(90)	(4)	(22)	(128)	(48)	(323)
Exceptional accelerated depreciation	(2)	—	—	—	—	(27)	—	(29)
Exceptional impairment of intangible assets	—	(59)	—	—	—	—	—	(59)
2011 (restated)
Capital expenditure	2	18	126	11	24	176	62	419
Depreciation and intangible asset amortisation	(3)	(15)	(73)	(4)	(22)	(129)	(40)	(286)
Exceptional accelerated depreciation	—	—	—	—	—	(27)	—	(27)
Exceptional impairment of intangible assets	—	(39)	—	—	—	—	—	(39)

(c)   Geographical information

	Great Britain	United States	Nether- lands	Rest of World	Total
	£ million	£ million	£ million	£ million	£ million
2013
Sales	1,750	3,945	65	9,727	15,487
Non-current assets	1,517	3,411	2,255	8,352	15,535
2012
Sales	1,666	3,795	57	9,076	14,594
Non-current assets	1,392	3,282	2,228	7,339	14,241
2011
Sales	1,669	3,581	45	7,937	13,232
Non-current assets	1,226	3,150	2,196	5,163	11,735
(i)
The geographical analysis of sales is based on the location of third party customers.

(ii)
The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates, other investments and non-current other receivables.

Notes to the consolidated financial statements (continued)

2.     Segmental information (continued)

(d)   Sales by category

	Spirits	Beer	Wine	Ready to drink	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
2013	10,963	2,949	503	902	170	15,487
2012	10,051	2,923	507	934	179	14,594
2011	8,742	2,829	561	940	160	13,232

(e)   Foreign exchange rates    The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2013, expressed in US dollars and euros per £1, were as follows:

	US dollar			Euro
	2013	2012	2011	2013	2012	2011
	$	$	$	€	€	€
Weighted average rates used to translate income statements	1.57	1.58	1.59	1.21	1.18	1.16
Year end rates used to translate assets and liabilities	1.52	1.57	1.61	1.17	1.24	1.11

The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

(f)    Assets and liabilities    The management information provided to the chief operating decision maker does not include an analysis by geographical segment of assets and liabilities and accordingly no analysis by geographical segment of total assets or total liabilities is disclosed.

Notes to the consolidated financial statements (continued)

3.     Operating costs

	2013	2012	2011
	£ million	£ million	£ million
Excise duties	4,054	3,832	3,296
Cost of sales	4,470	4,259	4,010
Marketing	1,787	1,691	1,538
Other operating expenses	1,745	1,654	1,793

	12,056	11,436	10,637

Comprising:
Excise duties – Great Britain	861	863	839
– United States	534	533	525
– Other	2,659	2,436	1,932
Increase in inventories	(227)	(431)	(263)
Raw materials and consumables	2,462	2,516	2,227
Marketing	1,787	1,691	1,538
Other external charges (a)	2,192	2,237	2,164
Staff costs (note 4)	1,402	1,224	1,344
Depreciation, amortisation and impairment	403	411	352
Gains on disposal of properties	(1)	(19)	(20)
Net foreign exchange (gains)/losses	(1)	6	16
Other operating income	(15)	(31)	(17)

	12,056	11,436	10,637

(a)
Other external charges    Other external charges include operating lease rentals for plant and equipment of £27 million (2012 – £22 million; 2011 – £19 million), other operating lease rentals (mainly properties) of £93 million (2012 – £92 million; 2011 – £87 million), research and development expenditure in respect of new drinks products and package design in the year leading up to product launch of £21 million (2012 – £18 million; 2011 – £17 million) and maintenance and repairs of £89 million (2012 – £90 million; 2011 – £106 million).

(b)
Exceptional operating items    Included in the table above are exceptional operating items as follows:

	2013	2012	2011
	£ million	£ million	£ million
Other external charges	8	52	160
Staff costs	16	(88)	64
Depreciation, amortisation and impairment – Accelerated depreciation	23	29	27
– Brand impairment	50	59	39
Losses/(gains) on disposal of property, plant and equipment	2	(12)	(1)

Total exceptional operating costs	99	40	289

In the year ended 30 June 2013 exceptional operating items included a credit in staff costs of £20 million (2012 – £115 million; 2011 – £nil) in respect of changes in the calculation of future pension

Notes to the consolidated financial statements (continued)

3.     Operating costs (continued)

increases for the group's principal Irish pension scheme (2012 – United Kingdom and Ireland). See note 5(e).

Of the total exceptional operating costs of £99 million (2012 – £40 million; 2011 – £289 million), £27 million (2012 – £31 million; 2011 – £27 million) is included in cost of sales and £72 million (2012 – £9 million; 2011 – £262 million) in other operating expenses.

(c)
Auditor fees    The fees of the principal auditor of the group, KPMG Audit Plc, and its affiliates were as follows:

	United Kingdom	Rest of World	2013	2012	2011
	£ million	£ million	£ million	£ million	£ million
Audit fees of these financial statements	1.5	2.0	3.5	3.1	3.8
Audit of financial statements of subsidiaries pursuant to legislation	0.2	2.2	2.4	2.7	2.6
Audit related assurance services(i)	0.8	0.8	1.6	1.6	1.8

Total audit fees	2.5	5.0	7.5	7.4	8.2
Other services relevant to taxation(ii)	0.2	0.9	1.1	1.1	0.5
Other assurance services(iii)	0.5	—	0.5	1.0	0.5
All other non-audit fees(iv)	0.8	0.3	1.1	1.9	0.9

	4.0	6.2	10.2	11.4	10.1

(i)
Audit related assurance services are principally in respect of reporting under section 404 of the US Sarbanes-Oxley Act and for the review of the interim financial statements.

(ii)
Other services relevant to taxation principally comprise tax advice in respect of transactions.

(iii)
Other assurance services comprise the aggregate fees for assurance and related services that are related to the performance of the audit or review of the financial statements and are not reported under 'total audit fees'.

(iv)
All other non-audit fees are principally in respect of advisory services including due diligence and other services in respect of acquisitions and disposals.

        Under the US disclosure requirements auditor fees are classified as follows:

	United Kingdom	Rest of World	2013	2012	2011
	£ million	£ million	£ million	£ million	£ million
Audit fees	2.1	5.0	7.1	7.1	7.8
Tax fees(i)	0.2	0.9	1.1	1.1	0.5
Audit related fees(ii)	0.9	—	0.9	1.3	0.9
All other fees(iii)	0.8	0.3	1.1	1.9	0.9

	4.0	6.2	10.2	11.4	10.1

(i)
Tax fees comprise principally tax advice in respect of transactions.

Notes to the consolidated financial statements (continued)

3.     Operating costs (continued)

(ii)
Audit related fees comprise the aggregate fees for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under 'audit fees', including services for the review of the interim financial information.

(iii)
All other fees are principally in respect of advisory services including due diligence and other services in respect of acquisitions and disposals.

        In addition to the amounts above, £0.1 million (2012 – £0.1 million; 2011 – £0.1 million) was charged for audit services by firms other than KPMG Audit Plc. KPMG Audit Plc fees for audit services in respect of employee pension plans were £0.4 million (2012 – £0.4 million; 2011 – £0.3 million).

4.     Employee costs and post employment benefits

        The average number of employees on a full time equivalent basis (all numbers excluding employees of associates) was as follows:

	2013	2012 (restated)	2011 (restated)
North America	1,157	1,105	1,229
Western Europe	2,323	2,280	2,397
Africa, Eastern Europe and Turkey	7,240	6,638	4,769
Latin America and Caribbean	2,556	1,631	1,413
Asia Pacific	4,269	2,902	2,639
Global Supply	7,853	8,120	8,202
Corporate and other	3,012	3,022	3,137

	28,410	25,698	23,786

At 30 June 2013 the group had, on a full time equivalent basis, 28,470 employees. Acquisitions of subsidiary companies made in the years ended 30 June 2013 and 30 June 2012 increased the average number of employees by 2,527. The average number of employees of the group, including part time employees, for the year was 28,959 (2012 – 26,090; 2011 – 24,020).

Notes to the consolidated financial statements (continued)

4.     Employee costs and post employment benefits (continued)

        Following changes in the group's regional structure the employee information by segment has been restated. Employees of corporate functions whose costs are charged to the operating segments, such as those in shared service operations, are included in 'Corporate and other' in the table above.

	2013	2012	2011
	£ million	£ million	£ million
Aggregate remuneration
Wages and salaries	1,155	1,095	1,122
Share-based incentive plans	46	36	34
Employer's social security	93	90	85
Employer's pension	111	113	104
Exceptional benefit for UK and Irish post employment plans	(10)	(115)	—
Other post employment	7	5	(1)

	1,402	1,224	1,344

The costs of post employment benefits, excluding the exceptional benefit for the UK and Irish post employment plans, and share-based incentive plans have been included in the consolidated income statement for the year ended 30 June 2013 as follows: cost of sales £63 million (2012 – £61 million; 2011 – £60 million) and other operating expenses £101 million (2012 – £93 million; 2011 – £77 million). Included within aggregate remuneration is a £16 million charge (2012 – £88 million gain; 2011 – £64 million charge) in respect of exceptional operating items.

        Employer's pension costs include £13 million (2012 – £13 million; 2011 – £7 million) in respect of defined contribution plans, representing contributions payable to these plans by the group at rates specified in the rules of the plans.

Post employment benefits    The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices.

        The larger plans are generally of the defined benefit type and are funded by payments to separately administered trusts or insurance companies. The principal plans are in the United Kingdom, Ireland and the United States where benefits are based on employees' length of service and salary at retirement. All valuations were performed by independent actuaries using the projected unit credit method to determine pension costs. The most recent full valuations of the significant defined benefit pension plans were carried out as follows: United Kingdom on 31 March 2012; Ireland on 31 December 2009; and United States on 1 January 2013. The triennial valuation of the principal plan in Ireland as at 31 December 2012 is in progress. The results of this valuation are expected to be agreed by Diageo and the trustee in calendar year 2013. The measurement dates used to calculate the disclosures in the consolidated financial statements are the respective balance sheet dates. In the United Kingdom, the Diageo Pension Scheme (a final salary defined benefit pension plan) (the UK Scheme) closed to new members in November 2005 and the Guinness Ireland Group Pension Scheme in Ireland (the Irish Scheme) closed to new members in May 2013. Employees who have joined Diageo in the United Kingdom thereafter have been eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit pension plan) and in Ireland to become members of the personal retirement savings account.

        The assets of the UK and Irish pension plans are held in separate trusts administered by trustees to meet long term pension liabilities to past and present employees. The trustees are required to act in

Notes to the consolidated financial statements (continued)

4.     Employee costs and post employment benefits (continued)

the best interests of the plans' beneficiaries. The two largest pension plans are the UK Scheme in the United Kingdom and the Irish Scheme in Ireland. For the UK Scheme, the trustee is Diageo Pension Trust Limited. The appointment of the directors to the board is determined by the Scheme's trust documentation. As required by legislation, one-third of all directors of the Trust are nominated by members of the UK Scheme. Two member nominated directors have been appointed from the pensioner member community and two from the active member community. For the Irish Scheme, the appointment of trustees is a Diageo Ireland decision. Currently Diageo Ireland makes four nominations and appoints three further candidates nominated by representative groupings.

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

	United Kingdom			Ireland			United States
	2013	2012	2011	2013	2012	2011	2013	2012	2011
	%	%	%	%	%	%	%	%	%
Rate of general increase in salaries	4.4	4.0	4.9	3.1	3.7	4.2	—	—	—
Rate of increase to pensions in payment	3.6	3.2	3.8	1.8	1.8	2.3	—	—	—
Rate of increase to deferred pensions	2.3	2.0	3.6	1.7	1.7	2.2	—	—	—
Medical inflation	n/a	n/a	n/a	8.0	8.0	8.0	8.0	8.0	8.5
Discount rate for plan liabilities	4.6	4.5	5.6	3.6	4.1	5.4	4.5	4.1	4.9
Inflation – CPI	2.3	2.0	—	1.7	1.7	2.2	1.8	1.9	2.2
Inflation – RPI	3.3	2.9	3.6	—	—	—	—	—	—

For the main plans in the United Kingdom and Ireland, the salary increase assumptions include an allowance for age related promotional salary increases. For example in the United Kingdom salary increase assumptions comprise one percentage point above RPI inflation and 0.1 of a percentage point (2012 – 0.1 and 2011 – 0.3 of a percentage point) for age related promotional salary increases. The salary increase assumption in the United States is not a significant assumption as only a minimal amount of members' pension entitlement is dependent on a member's projected final salary. The assumption for medical inflation in the United States and Ireland reduces by 0.5 of a percentage point per year until it reaches 5%.

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

4.     Employee costs and post employment benefits (continued)

        For the main UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom			Ireland
	2013	2012	2011	2013	2012	2011
	Age	Age	Age	Age	Age	Age
Retiring currently at age 65
Male	86.3	86.2	86.2	85.7	85.8	85.7
Female	88.3	88.2	87.8	88.5	88.4	88.3
Currently aged 45, retiring at age 65
Male	88.3	88.3	88.4	88.6	87.6	87.5
Female	90.5	90.5	90.1	91.3	90.2	90.1

(b)   In respect of defined benefit post employment plans, the net amounts charged to the consolidated income statement and consolidated statement of comprehensive income for the three years ended 30 June 2013 are set out below:

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
2013
Operating profit
Current service cost	(56)	(18)	(32)	(106)
Past service exceptional gain	—	3	—	3
Gains on curtailment	—	7	1	8

Total charge to operating profit	(56)	(8)	(31)	(95)
Net credit/(charge) to other finance charges (note 6(b))	19	(13)	(11)	(5)

Charge before taxation	(37)	(21)	(42)	(100)

Other comprehensive income
Actual return on post employment plan assets	487	99	41	627
Expected return on post employment plan assets	(233)	(52)	(26)	(311)

Actual return less expected return on post employment plan assets	254	47	15	316
Experience gains arising on the plan liabilities	21	25	25	71
Changes in assumptions underlying the present value of the plan liabilities	(197)	(111)	(2)	(310)

Actuarial gain/(loss) recognisable in the reconciliation of the assets and liabilities	78	(39)	38	77
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	(4)	(4)

Net actuarial gain/(loss) recognisable in other comprehensive income	78	(39)	34	73

Notes to the consolidated financial statements (continued)

4.     Employee costs and post employment benefits (continued)

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
2012
Operating profit
Current service cost	(61)	(15)	(34)	(110)
Past service exceptional gain	86	29	—	115
Gains on curtailment	—	—	3	3
Gains on settlement	—	2	—	2

Total credit/(charge) to operating profit	25	16	(31)	10
Net credit/(charge) to other finance charges (note 6(b))	26	(11)	(8)	7

Credit/(charge) before taxation	51	5	(39)	17

Other comprehensive income
Actual return on post employment plan assets	313	101	9	423
Expected return on post employment plan assets	(271)	(68)	(33)	(372)

Actual return less expected return on post employment plan assets	42	33	(24)	51
Experience (losses)/gains arising on the plan liabilities	(5)	7	4	6
Changes in assumptions underlying the present value of the plan liabilities	(340)	(188)	(36)	(564)

Actuarial loss recognisable in the reconciliation of the assets and liabilities	(303)	(148)	(56)	(507)
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	12	12

Net actuarial loss recognisable in other comprehensive income	(303)	(148)	(44)	(495)

Notes to the consolidated financial statements (continued)

4.     Employee costs and post employment benefits (continued)

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
2011
Operating profit
Current service cost	(59)	(19)	(32)	(110)
Past service gain	2	—	3	5
Gains on curtailments	2	4	3	9

Total charge to operating profit	(55)	(15)	(26)	(96)
Net credit/(charge) to other finance charges (note 6(b))	14	(4)	(13)	(3)

Charge before taxation	(41)	(19)	(39)	(99)

Other comprehensive income
Actual return on post employment plan assets	575	37	63	675
Expected return on post employment plan assets	(242)	(70)	(27)	(339)

Actual return less expected return on post employment plan assets	333	(33)	36	336
Experience losses arising on the plan liabilities	(49)	(14)	(11)	(74)
Changes in assumptions underlying the present value of the plan liabilities	(54)	67	7	20

Actuarial gain recognisable in the reconciliation of the assets and liabilities	230	20	32	282
Changes in the recognisable surplus of the plans with a surplus restriction	—	—	(10)	(10)

Net actuarial gain recognisable in other comprehensive income	230	20	22	272

	United Kingdom	Ireland	United States and other	Total
	£ million	£ million	£ million	£ million
Total cumulative gain/(loss) recognised in other comprehensive income
At 30 June 2010	43	(293)	(215)	(465)
Recognised in the year	230	20	22	272

At 30 June 2011	273	(273)	(193)	(193)
Recognised in the year	(303)	(148)	(44)	(495)

At 30 June 2012	(30)	(421)	(237)	(688)
Recognised in the year	78	(39)	34	73

At 30 June 2013	48	(460)	(203)	(615)

Notes to the consolidated financial statements (continued)

4.     Employee costs and post employment benefits (continued)

(c)   The expected long term rates of return and fair values of the assets of the defined benefit post employment plans were as follows:

	United Kingdom		Ireland		United States and other		Total
	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value	Expected long term rates of return	Fair value
	%	£ million	%	£ million	%	£ million	%	£ million
2013
Fair value of plan assets
Equities	8.0	1,814	7.2	479	7.6	338	7.8	2,631
Bonds	4.0	1,981	3.1	502	3.6	187	3.8	2,670
Property	8.0	485	7.2	72	7.0	9	7.9	566
Other	5.1	981	3.9	224	4.3	48	4.8	1,253

		5,261		1,277		582		7,120
Present value of funded plan liabilities		(4,977)		(1,700)		(751)		(7,428)
Present value of unfunded plan liabilities		(95)		(29)		(115)		(239)

Surplus/(deficit) in post employment plans		189		(452)		(284)		(547)
Surplus restriction		—		—		(5)		(5)

Post employment benefit net assets/(liabilities)		189		(452)		(289)		(552)

2012
Fair value of plan assets
Equities	7.3	1,591	7.3	472	7.2	269	7.3	2,332
Bonds	3.5	1,795	3.2	408	3.4	184	3.4	2,387
Property	7.3	512	7.3	64	7.0	9	7.3	585
Other	3.9	593	3.8	208	3.8	60	3.9	861

		4,491		1,152		522		6,165
Present value of funded plan liabilities		(4,747)		(1,552)		(747)		(7,046)
Present value of unfunded plan liabilities		(90)		(7)		(106)		(203)

Deficit in post employment plans		(346)		(407)		(331)		(1,084)
Surplus restriction		—		—		(1)		(1)

Post employment benefit net liabilities		(346)		(407)		(332)		(1,085)

Included in the post employment plan deficit of £547 million (2012 – £1,084 million) are £190 million (2012 – £191 million) in respect of post employment medical benefit liabilities and £41 million (2012 – £32 million) in respect of other non-pension post employment liabilities.

        Within the UK Scheme's and Irish Scheme's plan assets above there are £8 million and £1 million investments in the ordinary shares of Diageo plc, respectively. Included in equities in the UK plans at 30 June 2013 are £209 million (2012 – £248 million) invested in hedge funds and £297 million (2012 – £289 million) invested in private equity. Included in the UK plans, in other assets are interest rate and inflation swaps and repurchase agreements with a fair value gain of £393 million (2012 – £329 million)and £238 million of cash from the £400 million contribution paid in to the UK Scheme in February 2013 that is still awaiting investment. In the Irish plans there are interest rate swaps and repurchase agreements with a fair value gain of £54 million (2012 – £73 million).

Notes to the consolidated financial statements (continued)

4.     Employee costs and post employment benefits (continued)

        The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long term. UK plan assets include temporary cash of £12 million (2012 – £26 million) in 'equities', £54 million (2012 – £102 million) in 'bonds' and £16 million (2012 – £7 million) in 'property'. Irish plan assets include temporary cash of £1 million (2012 – £7 million) in 'equities' and £21 million (2012 – £8 million) in 'bonds'.

        Post employment benefit assets and liabilities are recognised in the consolidated balance sheet, depending on whether an individual plan is in surplus or deficit, as follows:

	2013	2012
	£ million	£ million
Non-current assets	312	22
Non-current liabilities	(864)	(1,107)

	(552)	(1,085)

        The expected long term rates of return for equities have been determined by reference to government bond rates (minimum risk rates) in the countries in which the plans are based. As at 30 June 2012, to reflect the additional risks associated with equities, expected long term rates of return on equities included a risk premium of 4.5% per year in excess of the expected return from government bonds. This risk premium was a long term assumption which is set after taking actuarial advice and considering the assumptions used by other FTSE 100 companies. The expected long term rates of return for other assets were determined in a similar way, by including an appropriate risk premium relative to government bonds in the relevant country. As the accounting for post employment benefits will change from 1 July 2013 (see note 1(b)) it is no longer necessary to estimate an expected long term rate of return on the assets held by the post employment plans.

        The investment strategy for the group's funded post employment plans is decided locally by the trustee of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The objective for the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, while taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using specific allocations to a variety of asset classes that are expected over the long term to deliver the target rate of return. Most investment strategies have significant allocations to equities, with the intention that this will result in the ongoing cost to the group of the post employment plans being lower over the long term, within acceptable boundaries of risk. Each investment strategy is also designed to control investment risk by managing allocations to asset classes, geographical exposures and individual equity exposures.

        At 30 June 2013, approximately 30% and 77% (2012 – 33% and 57%) of the UK Scheme's liabilities were hedged against future movements in interest rates and inflation, respectively, through the use of swaps. At 30 June 2013, approximately 37% and 45% (2012 – 37% and 45%) of the Irish Scheme's liabilities were hedged against future movements in interest rates and inflation, respectively, through the use of swaps.

        The discount rates used are based on the yields of high quality fixed income investments. For the UK plans, which represent approximately 66% of total plan liabilities, the discount rate is determined by reference to the yield curves of AA rated corporate bonds for which the timing and amount of cash

Notes to the consolidated financial statements (continued)

4.     Employee costs and post employment benefits (continued)

outflows are similar to those of the plans. A similar process is used to determine the discount rate for the non-UK plans.

(d)   Movements in the present value of plan liabilities and the fair value of plan assets during the two years ended 30 June 2013:

	Plan liabilities	Plan assets	Net (deficit)
	£ million	£ million	£ million
At 30 June 2011	(6,859)	6,035	(824)
Exchange differences	174	(132)	42
Acquisition of businesses	(2)	—	(2)
Expected return on plan assets	—	372	372
Current service cost	(110)	—	(110)
Past service exceptional gain	115	—	115
Interest charge	(365)	—	(365)
Actuarial (loss)/gain	(558)	51	(507)
Contributions by the group	—	190	190
Employee contributions	(5)	5	—
Benefits paid	352	(352)	—
Curtailments	3	—	3
Settlements	6	(4)	2

At 30 June 2012	(7,249)	6,165	(1,084)
Exchange differences	(111)	79	(32)
Acquisition of businesses	(1)	—	(1)
Expected return on plan assets	—	311	311
Current service cost	(106)	—	(106)
Past service exceptional gain	3	—	3
Interest charge	(316)	—	(316)
Actuarial (loss)/gain	(239)	316	77
Contributions by the group	—	593	593
Employee contributions	(4)	4	—
Benefits paid	339	(339)	—
Curtailments	8	—	8
Settlements	9	(9)	—

At 30 June 2013	(7,667)	7,120	(547)

In order to address the deficit on the UK Scheme the group established a Pension Funding Partnership (PFP). During the year ended 30 June 2011 whisky inventory was transferred into the partnership. The group retains control over the partnership which at 30 June 2013 held inventory with a book value of £695 million (2012 – £565 million). The partnership is fully consolidated in the group financial statements. The UK Scheme acquired a limited interest in the partnership, and as a partner, is entitled to a distribution from the profits of the partnership each year from the date the partnership was established until the year ending 30 June 2024. This profit share was £25 million in the year ended 30 June 2013 (2012 – £25 million) and is expected to be approximately the same amount for the next 11 years. In 2024 the group will be required, dependent upon the funding position of the UK Scheme

Notes to the consolidated financial statements (continued)

4.     Employee costs and post employment benefits (continued)

at that time, to pay an amount expected to be no greater than the deficit at that time, up to a maximum of £430 million in cash, to the UK Scheme to buy out the UK Scheme's interest in the partnership. If the UK Scheme is in surplus at an actuarial triennial valuation without allowing for the value of the PFP, then Diageo can exit the PFP with the agreement of the trustees. Under IAS 19 – Employee benefits the interest in the partnership does not represent a plan asset for group reporting purposes and therefore the UK Scheme's deficit position presented in these financial statements does not reflect the UK Scheme's interest in the partnership. Accordingly, distributions from the partnership to the UK Scheme are reflected in the consolidated group financial statements on a cash basis as distributions are paid. The group has also agreed to make conditional contributions into escrow if the deficit at the 2015 or 2018 actuarial triennial valuation is in excess of £211 million and £84 million, respectively. The escrow account would be payable to the UK Scheme by 31 March 2019. During the year ended 30 June 2013 the group made an additional one off cash contribution of £400 million to the UK Scheme. In addition to the deficit funding, Diageo continues to make a cash contribution in respect of current service costs based on the UK Scheme trustee's valuation. This contribution is expected to be £55 million to the UK Scheme for the year ending 30 June 2014.

        The group has also agreed a deficit funding arrangement with the trustees of the Irish Scheme under which it contributes to the Irish Scheme €21 million (£18 million) per annum until the year ending 30 June 2029. The agreement also provides for additional cash contributions into escrow of up to €188 million (£161 million) if an equivalent reduction in the deficit is not achieved over the 18 year period from 2010 to 2028. As part of this funding plan, Diageo has granted to the Irish Scheme a contingent asset comprising mortgages over certain land and buildings and fixed and floating charges over certain receivables of the group up to a value of €200 million (£171 million). In addition, the group expects to make cash contributions of up to €97 million (£82 million) to the Irish Scheme in the year ending 30 June 2014.

        The group also expects to make cash contributions of £50 million to all the other UK and Irish post employment plans and a cash contribution of £65 million to all other defined benefit post employment plans in the year ending 30 June 2014.

(e)
History of funded status of plans:

	2013	2012	2011	2010	2009
	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets	7,120	6,165	6,035	5,367	4,592
Present value of plan liabilities	(7,667)	(7,249)	(6,859)	(6,569)	(5,965)

Deficit in post employment plans	(547)	(1,084)	(824)	(1,202)	(1,373)
Surplus restriction	(5)	(1)	(2)	(2)	(9)
Impact of minimum funding requirement	—	—	(12)	(1)	(1)

Post employment benefit liabilities	(552)	(1,085)	(838)	(1,205)	(1,383)

Notes to the consolidated financial statements (continued)

4.     Employee costs and post employment benefits (continued)

(f)
History of experience gains and losses:

	2013	2012	2011	2010	2009
	£ million	£ million	£ million	£ million	£ million
Actual return less expected return on post employment plan assets	316	51	336	435	(946)
Experience gains/(losses) arising on the plan liabilities	71	6	(74)	229	60
Changes in assumptions underlying the present value of the plan liabilities	(310)	(564)	20	(664)	(127)

Actuarial gain/(loss) recognisable in the reconciliation of the assets and liabilities	77	(507)	282	—	(1,013)

(g)   Changes in the assumptions used for determining post employment costs and liabilities may have a material impact on the consolidated income statement and balance sheet. For the significant assumptions, the following sensitivity analyses give an estimate of the potential impacts on the consolidated income statement for the year ended 30 June 2013 and on the consolidated balance sheet as at 30 June 2013:

	Estimated increase/(decrease) in profit for the year
	Operating profit	Other finance charges	Profit before taxation	Taxation	Profit for the year
	£ million	£ million	£ million	£ million	£ million
2013
Effect of 0.5% increase in discount rate	8	(8)	—	—	—
Effect of 1% increase in expected rates of return on plan assets	—	58	58	(13)	45
Effect of one year increase in life expectancy	(2)	(11)	(13)	3	(10)
Effect of 0.5% decrease in inflation	5	18	23	(5)	18
Effect of 1% increase in medical inflation	(1)	(1)	(2)	1	(1)
Effect of 1% decrease in medical inflation	1	1	2	(1)	1

	Estimated increase/(decrease) in net assets
	Post employment benefit liabilities	Net deferred tax assets	Net assets
	£ million	£ million	£ million
2013
Effect of 0.5% increase in discount rate	522	(114)	408
Effect of 1% increase in expected rates of return on plan assets	n/a	n/a	n/a
Effect of one year increase in life expectancy	(258)	57	(201)
Effect of 0.5% decrease in inflation	423	(88)	335
Effect of 1% increase in medical inflation	(28)	9	(19)
Effect of 1% decrease in medical inflation	24	(8)	16

Notes to the consolidated financial statements (continued)

4.     Employee costs and post employment benefits (continued)

The estimated effect on the liabilities excludes the impact of any interest rate and inflation swaps entered into by the pension plans.

(h)
Information on transactions between the group and its pension plans is given in note 27.

5.     Exceptional items

IAS1 (Revised) – Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items which, in management's judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

        In the three years ended 30 June 2013, the following exceptional items were recorded:

	2013	2012	2011
	£ million	£ million	£ million
Items included in operating profit
Restructuring
Supply excellence review(a)	(25)	—	—
Restructuring of Irish brewing operations(b)	(36)	(11)	(10)
Restructuring of Global Supply operations(c)	(8)	(16)	(24)
Operating model review(d)	—	(69)	(77)
Other
Pension changes – past service credits(e)	20	115	—
Brand impairment(f)	(50)	(59)	(39)
Duty settlements(g)	—	—	(127)
SEC settlement	—	—	(12)

	(99)	(40)	(289)

Sale of businesses
Nuvo(h)	(83)	—	—
Step acquisition of SJF Holdco and Shuijingfang(i)	—	124	—
Tanzania Breweries Limited(j)	—	23	—
Wine operations	—	—	(12)
Joint venture in India	—	—	(2)

	(83)	147	(14)

Exceptional items before taxation	(182)	107	(303)
Items included in taxation
Tax on exceptional operating items	27	19	51
Tax on sale of businesses	28	—	3
Loss of future tax amortisation (k)	—	(524)	—
Settlements with tax authorities (l)	—	—	66

	55	(505)	120
Exceptional items in continuing operations	(127)	(398)	(183)
Discontinued operations net of taxation (note 9)	—	(11)	—

Total exceptional items	(127)	(409)	(183)

Notes to the consolidated financial statements (continued)

5.     Exceptional items (continued)

(a)    In March 2013 the group announced that its Global Supply and procurement operation will be refocused to enhance alignment between supply operations and Diageo's markets. Responsibilities for local operations will be transferred to the markets and central regional structures will be reduced. This is a continuation of the principles implemented by the operating model review announced in 2011. In addition, a number of initiatives have been launched to consolidate and streamline the supply operations to create greater operating efficiencies. Total exceptional operating charges in the three years ending 30 June 2015 in respect of the programme are estimated to be £100 million. The charge for the year ended 30 June 2013 is principally in respect of redundancies in the United Kingdom, North America and Africa.

(b)    The group has announced the centralisation of the group's brewing activities in Ireland at one site. This will result in the closure of the breweries and associated activities at Dundalk, Kilkenny and Waterford by the end of calendar year 2013. The exceptional charge for the year ended 30 June 2013 is principally in respect of redundancy related charges and accelerated depreciation (2012 and 2011 – accelerated depreciation).

(c)    In the year ended 30 June 2010 the group announced a number of initiatives to consolidate and streamline the Global Supply spirits operations in the United Kingdom and North America in order to create greater operating efficiencies. This included the consolidation of distilling, packaging and warehousing activities into fewer sites and resulted in the closure of a distillery, two cooperages and a warehouse in Scotland. The packaging plant at Kilmarnock closed in 2012. It also includes the closure of the Dorval bottling plant in Quebec, Canada and the restructuring of the Daventry distribution centre and the closure of the Menlo Park bottling plant in California and the specialty product building at the Relay plant in Maryland. The costs were primarily in respect of redundancies, additional depreciation and site decommissioning costs.

(d)    In the year ended 30 June 2011 the group reviewed its operating model across its businesses and commenced a restructuring programme. The main objective of the programme was to improve the effectiveness and productivity of its operations and to deploy resources closer to the market and in those geographical regions where the potential for growth is greatest. This review resulted in changes to the group's regional structure and the way it organises its central functions. The charges were principally in respect of staff redundancies, early termination of contracts and lease costs primarily in the United Kingdom, Ireland and the United States.

(e)    In the year ended 30 June 2013 the members of the Guinness Ireland Group Pension Scheme were notified that future pension increases would be restricted resulting in a past service pension credit to the income statement of €25 million (£20 million) (2012 – £29 million). In the year ended 30 June 2012, following an announcement by the UK government that statutory increases could be changed from the Retail Prices Index (RPI) to the Consumer Prices Index (CPI), members of the UK Diageo Pension Scheme were notified that any future increases for current and deferred members would increase by CPI rather than RPI. Deferred members who have guaranteed RPI increases have their deferred benefits linked to RPI. Pensions in payment remain unaffected. This change resulted in an exceptional credit to operating costs of £86 million in the year ended 30 June 2012.

(f)    In the year ended 30 June 2013 an impairment loss of £50 million (2012-£59 million) was charged to other operating expenses in respect of the Cacique brand. One of the principal markets for Cacique is Spain where the economy continued to suffer a significant downturn. The forecast and long term

Notes to the consolidated financial statements (continued)

5.     Exceptional items (continued)

growth assumptions for Cacique were reduced due to a fall in demand which has resulted in a further impairment of the brand value.

        In the year ended 30 June 2011 an impairment loss of £39 million was charged to other operating expenses in respect of the Ursus brand, resulting in a full impairment of the brand value.

(g)    In the year ended 30 June 2011, Diageo Turkey settled its dispute with the Turkish customs authorities regarding duty payable on beverage alcohol products sold in the domestic channel in Turkey between 2001 and 2009. The charge incurred with respect to this settlement (including legal fees and other associated costs) was £92 million. In addition, in the year ended 30 June 2011 Diageo settled a dispute with the Thai customs authorities in respect of the price of imported goods between 2002 and 2005. Diageo paid £35 million including legal fees. Both charges represent a full and final settlement of these disputes.

(h)    On 5 June 2013 the group disposed of its 71.25% interest in London Group, the owner of the Nuvo brand and its 20% equity interest in LNJ Group, LLC, the owner of the 22 Marquis brand at a loss of $126 million (£83 million).

(i)    In the year ended 30 June 2012, Diageo acquired an additional 4% equity stake in Sichuan Chengdu Shuijingfang Group Co., Ltd. (SJF Holdco) (formerly Sichuan Chengdu Quanxing Group Company Ltd.). The acquisition of the 4% equity stake brought Diageo's shareholding in SJF Holdco to 53% which became a subsidiary of Diageo. SJF Holdco is a holding company controlling a 39.7% equity stake in Sichuan Shuijingfang Co., Ltd (Shuijingfang) which following the appointment of additional directors in June 2012 also became a subsidiary of Diageo. As a result of SJF Holdco and Shuijingfang becoming subsidiaries of the group, a gain of £124 million arose on the difference between the book value of the equity owned prior to the transactions and their market value on the completion dates which was disclosed as a sale of business. The gain included £30 million of cumulative exchange gains recycled from other comprehensive income less a provision of £16 million for onerous contracts arising on the acquisition.

(j)    In January 2012 Diageo sold its 20% equity interest in Tanzania Breweries Limited (TBL) for a consideration of £47 million. The gain before tax on the disposal was £23 million after transaction costs.

(k)    The group benefits from the availability of tax amortisation on some of its principal brands and other intangible assets. In the year ended 30 June 2012 negotiations with tax authorities were concluded, the outcome of which was a favourable change in taxation basis that replaced the benefit of future amortisation resulting in a write off of the related deferred tax assets of £524 million.

(l)    In the year ended 30 June 2011 a number of legacy tax issues were settled in respect of historic restructuring.

Notes to the consolidated financial statements (continued)

6.     Interest and other finance income and charges

	2013	2012	2011
	£ million	£ million	£ million
(a) Net interest
Interest receivable	99	107	183
Fair value gain on interest rate instruments	155	155	95

Total interest receivable	254	262	278

Interest payable on bank loans and overdrafts	(28)	(22)	(21)
Interest payable on finance leases	(20)	(12)	(5)
Interest payable on all other borrowings	(454)	(459)	(514)
Fair value loss on interest rate instruments	(151)	(151)	(107)

Total interest payable	(653)	(644)	(647)

Net interest	(399)	(382)	(369)

(b) Net other finance income and charges
Net finance income in respect of post employment plans	—	7	—
Other finance income	5	1	—

Total other finance income	5	8	—

Net finance charge in respect of post employment plans	(5)	—	(3)
Unwinding of discounts	(16)	(17)	(16)
Hyperinflation adjustment	(4)	(3)	(9)
Other finance charges	(5)	(3)	—

Total other finance charges	(30)	(23)	(28)

Net other finance charges	(25)	(15)	(28)

Interest on post employment plan liabilities	(316)	(365)	(342)
Expected return on post employment plan assets	311	372	339

Net finance (charges)/income in respect of post employment plans	(5)	7	(3)

The amount of borrowing costs capitalised in the year ended 30 June 2013 was £2 million (2012 – £5 million; 2011 – £4 million).

        Since December 2009 Venezuela has been classified as a hyperinflationary economy. Hyperinflationary accounting requires the restatement of the subsidiary undertaking's income statement to current purchasing power. The index used to calculate the hyperinflationary adjustment was the Indice Nacional de Precios al Consumidor which changed from 285.5 to 398.6 in the year ended 30 June 2013 (2012 – from 235.3 to 285.5; 2011 – from 190.4 to 235.3), an increase of 40% (2012 – 21%; 2011 – 24%).

Notes to the consolidated financial statements (continued)

7.     Investments in associates

	Moët Hennessy	Other associates	Total
	£ million	£ million	£ million
Cost less provisions
At 30 June 2011	2,084	301	2,385
Exchange differences	(199)	(11)	(210)
Additions	—	48	48
Share of profit after tax	205	8	213
Dividends	(158)	(8)	(166)
Share of tax attributable to shareholders	62	—	62
Share of movements in other comprehensive income and equity	(9)	—	(9)
Step acquisition of SJF Holdco and Shuijingfang	—	(125)	(125)

At 30 June 2012	1,985	213	2,198
Exchange differences	111	(7)	104
Additions	—	77	77
Disposals	—	(3)	(3)
Share of profit/(loss) after tax	230	(31)	199
Dividends	(193)	(10)	(203)
Share of tax attributable to shareholders	78	—	78
Share of movements in other comprehensive income and equity	(7)	—	(7)

At 30 June 2013	2,204	239	2,443

Investments in associates comprise the cost of shares, less goodwill written off on acquisitions prior to 1 July 1998 of £1,374 million (2012 – £1,238 million), plus the group's share of post acquisition reserves of £1,069 million (2012 – £960 million).

        The share of loss after tax from other associates contains a deferred tax asset write off of £23 million (2012 – £nil) in respect of DHN Drinks (Pty) Ltd.

(a)    Moët Hennessy prepares its financial statements under IFRS in euros to 31 December each year. Summary income statement for the three years ended 30 June 2013 after adjustment to align Moët Hennessy's accounting policies and accounting periods with those of the group, translated at £1 = €1.21 (2012 – £1 = €1.18; 2011 – £1 = €1.16), is set out below:

	2013		2012		2011
	€ million	£ million	€ million	£ million	€ million	£ million
Sales	4,190	3,463	3,797	3,218	3,353	2,891
Profit for the year	819	677	711	603	610	526

Profit for the year is after deducting amounts in respect of non-controlling interests.

Notes to the consolidated financial statements (continued)

7.     Investments in associates (continued)

        A summary of Moët Hennessy's consolidated balance sheet as at 30 June 2013 and 30 June 2012, including acquisition fair value adjustments principally in respect of Moët Hennessy's brands and translated at £1 = €1.17 (2012 – £1 = €1.24), is set out below:

	2013		2012
	€ million	£ million	€ million	£ million
Non-current assets	4,333	3,703	4,247	3,425
Current assets	6,623	5,661	5,860	4,726

Total assets	10,956	9,364	10,107	8,151

Current liabilities	(2,173)	(1,857)	(1,586)	(1,279)
Non-current liabilities	(1,199)	(1,025)	(1,281)	(1,033)

Total liabilities	(3,372)	(2,882)	(2,867)	(2,312)

Net assets	7,584	6,482	7,240	5,839

(b)    Information on transactions between the group and its associates is given in note 27.

8.     Taxation

(a)   Analysis of taxation charge in the year

	2013	2012	2011
	£ million	£ million	£ million
Current tax
Current year	433	312	450
Adjustments in respect of prior years	12	51	(5)

	445	363	445

Deferred tax
Origination and reversal of temporary differences	58	126	(13)
Changes in tax rates	7	15	9
Adjustments in respect of prior years (note 8(c))	19	534	(98)

	84	675	(102)

Taxation on profit from continuing operations	529	1,038	343

Notes to the consolidated financial statements (continued)

8.     Taxation (continued)

Adjustments in respect of prior years for current tax comprise a UK tax charge of £3 million (2012 – £13 million charge; 2011 – £2 million charge) and an overseas tax charge of £9 million (2012 – £38 million charge; 2011 – £7 million credit).

	2013	2012	2011
	£ million	£ million	£ million
Current tax
United Kingdom	66	31	94
Overseas	379	332	351

	445	363	445

Deferred tax
United Kingdom	(2)	16	(141)
Overseas	86	659	39

	84	675	(102)

Taxation on profit from continuing operations	529	1,038	343

(b)   Exceptional tax (credits)/charges

	2013	2012	2011
	£ million	£ million	£ million
Tax on exceptional operating items	(27)	(19)	(51)
Tax on sale of businesses	(28)	—	(3)
Loss of future tax amortisation (note 8(c))	—	524	—
Settlements agreed with tax authorities	—	—	(66)

	(55)	505	(120)

In the year ended 30 June 2012 a settlement was agreed with tax authorities resulting in a deferred tax asset write off of £524 million. See note 8(c) for further information. In the year ended 30 June 2011 the tax settlement comprised a current tax credit of £66 million.

Notes to the consolidated financial statements (continued)

8.     Taxation (continued)

(c)   Factors affecting tax charge for the year

	2013	2012	2011
	£ million	£ million	£ million
Profit from continuing operations before taxation	3,123	3,121	2,360

Notional charge at UK corporation tax rate of 23.75% (2012 – 25.5%; 2011 – 27.5%)	742	796	649
Elimination of notional tax on share of associates' profits after tax	(46)	(52)	(48)
Differences in effective overseas tax rates	2	(13)	(16)
Items not chargeable	(332)	(393)	(197)
Items not deductible	125	100	164
Benefit of previously unrecognised other deferred tax assets	—	—	(115)
Changes in tax rates	7	15	9
Adjustments in respect of prior years	31	585	(103)

Tax charge for the year	529	1,038	343

The group benefits from the availability of tax amortisation on many of its principal brands and other intangible assets. During the year ended 30 June 2012 negotiations with tax authorities were concluded, the outcome of which was a favourable change in taxation basis of certain overseas profits that replaced the benefit of future amortisation. This resulted in a write off of deferred tax assets of £524 million. In the year ended 30 June 2011 a combination of strong performance and positive forward outlook led to the recognition of an increase in the deferred tax assets of £115 million in respect of future amortisation.

(d)    Factors that may affect future tax charges    As a group involved in worldwide operations, Diageo is subject to several factors which may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing policies, tax rates imposed and settlements or agreements with tax authorities.

(e)    Corporate tax payable    The current corporate tax liability of £225 million (2012 – £317 million) represents the amount of taxes payable in respect of current and prior years that exceed payments made, and includes any interest and penalties payable thereon included in the corporation tax charge.

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

9.     Discontinued operations

Discontinued operations in the year ended 30 June 2012 comprised a charge of £11 million in respect of the discounted value of anticipated future payments to additional thalidomide claimants.

Notes to the consolidated financial statements (continued)

10.   Earnings per share

	2013	2012	2011
	£ million	£ million	£ million
Profit attributable to equity shareholders
Continuing operations	2,485	1,953	1,900
Discontinued operations	—	(11)	—

	2,485	1,942	1,900

	2013	2012	2011
	million	million	million
Weighted average number of shares
Shares in issue excluding own shares held	2,502	2,495	2,493
Dilutive potential ordinary shares	15	14	8

	2,517	2,509	2,501

Pence per share
Continuing operations
– basic earnings	99.3p	78.2p	76.2p
– diluted earnings	98.7p	77.8p	76.0p
Continuing and discontinued operations
– basic earnings	99.3p	77.8p	76.2p
– diluted earnings	98.7p	77.4p	76.0p

Notes to the consolidated financial statements (continued)

11.   Intangible assets

	Brands	Goodwill	Other intangibles	Computer software	Total
	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2011	4,882	437	1,186	373	6,878
Exchange differences	33	1	32	(7)	59
Acquisition of businesses	1,358	891	—	1	2,250
Other additions	—	—	4	59	63
Disposals	—	—	(2)	(2)	(4)

At 30 June 2012	6,273	1,329	1,220	424	9,246
Exchange differences	111	(2)	38	1	148
Acquisition of businesses	109	83	—	—	192
Other additions	—	—	—	56	56
Disposals	(62)	(15)	(3)	(4)	(84)

At 30 June 2013	6,431	1,395	1,255	477	9,558

Amortisation and impairment loss
At 30 June 2011	77	19	48	189	333
Exchange differences	(9)	(2)	—	(4)	(15)
Amortisation for the year	—	—	5	34	39
Impairment	72	—	—	—	72
Disposals	—	—	(2)	(2)	(4)

At 30 June 2012	140	17	51	217	425
Exchange differences	10	1	1	1	13
Amortisation for the year	—	—	4	35	39
Exceptional impairment	50	—	—	—	50
Disposals	(13)	—	(1)	(3)	(17)

At 30 June 2013	187	18	55	250	510

Carrying amount
At 30 June 2013	6,244	1,377	1,200	227	9,048

At 30 June 2012	6,133	1,312	1,169	207	8,821

At 30 June 2011	4,805	418	1,138	184	6,545

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

(a)    Brands are stated at fair value on acquisition less any impairment. At 30 June 2013, the principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2013	2012
		£ million	£ million
Carrying amount of acquired brands
Crown Royal whisky	United States	963	932
Captain Morgan	Global	790	765
Johnnie Walker whisky	Global	625	625
Yenì Raki	Turkey	580	598
Shui Jing Fang Chinese white spirit	Greater China	536	538
Smirnoff vodka	Global	542	525
Windsor Premier whisky	Korea	499	484
Bell's whisky	South Africa	179	179
Ypióca cachaça	Brazil	135	—
Bushmills whiskey	United States	144	144
Seagram's 7 Crown whiskey	United States	147	142
Zacapa rum	Global	126	122
Seagram's VO whisky	United States	125	121
Gordon's gin	Great Britain	119	119
Old Parr whisky	Venezuela	99	113
Bundaberg rum	Australia	81	88
Tanqueray gin	United States	78	76
Cacique rum	Spain	68	112
Romana Sambuca liqueur	United States	57	54
White Horse whisky	Russia	53	53
Meta beer	Ethiopia	51	52
Other brands		247	291

		6,244	6,133

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

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

(b)    For the purposes of impairment testing, goodwill has been attributed to cash-generating units as follows:

	2013	2012
	£ million	£ million
North America – United States	209	223
Western Europe	174	163
Africa, Eastern Europe and Turkey – East Africa	33	34
– Africa Regional Markets	98	97
– Russia and Eastern Europe	42	41
– Turkey	588	607
Latin America and Caribbean – Paraguay, Uruguay and Brazil	74	—
Asia Pacific – Greater China	122	105
Other cash-generating units	37	42

	1,377	1,312

Goodwill has arisen on acquisitions of businesses and distribution rights and includes synergies arising from cost savings and the opportunity to utilise the group's distribution network to leverage marketing of the acquired products and the extension of the group's portfolio of brands in other markets around the world.

(c)    Other intangibles comprise principally distribution rights. Diageo owns the global distribution rights in perpetuity for Ketel One vodka products, and the directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2013 was £1,184 million (2012 – £1,146 million). All other distribution rights are amortised on a straight-line basis over the length of the distribution arrangements, generally between 10 and 20 years, unless there is an indication that the asset may be impaired, in which case, if necessary, the asset is written down or the amortisation period is reassessed and changed. Amortisation of other intangible assets is recognised in other operating expenses in the income statement.

(d)    Computer software includes £10 million (2012 – £51 million) in respect of projects in the course of development. Amortisation of computer software is recognised in other operating expenses in the income statement.

        Net book value of computer software includes £7 million (2012 – £9 million) in respect of assets held under finance leases; depreciation for the year on these assets was £2 million (2012 – £nil).

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

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

        Cash flows are forecast for each brand, other intangible and cash-generating unit for the financial year, which is approved by management and reflects expectations of sales growth, operating costs and margin, based on past experience and external sources of information.

        The discount rates used are the weighted average cost of capital which reflects the returns on government bonds specific to the cash-generating units to which the goodwill is attributed or returns on government bonds issued by triple 'A' rated countries with a maturity of 10 years, and an equity risk premium adjusted for specific industry. Further risk premiums are applied according to management's assessment of the risks in respect of the individual cash flows. The group applies post-tax discount rates to post-tax cash flows as the valuation calculated using this method closely approximates to applying pre-tax discount rates to pre-tax cash flows. The long term growth rates applied at the end of the forecast period are the long term annual inflation rate of the country obtained from external sources. For goodwill, these assumptions are based on the cash-generating unit or group of units to which the goodwill is attributed. For brands, they are based on a weighted average taking into account the country or countries where sales are made.

        For some intangible assets, management expects to achieve growth, driven by Diageo's sales, marketing and distribution expertise, which is significantly in excess of the long term growth rates for the applicable countries or regions. In these circumstances, the recoverable amount is calculated based on a five-year detailed plan and extended by up to an additional five to ten years using the annual growth rate of the real gross domestic product (GDP) of the country or region aggregated with its inflation rate, adjusted to take into account circumstances specific to the group. In the calculation of the terminal recoverable amount, the long term annual inflation rate of the country is used as the growth rate. For certain intangible assets more conservative long term assumptions are applied to calculate the recoverable amount.

        The pre-tax discount rates and long term growth rates used for impairment testing are as follows:

	2013		2012
	Pre-tax discount rate	Long term growth rate	Pre-tax discount rate	Long term growth rate
	%	%	%	%
North America – United States	9	2	9	2
Western Europe – Western Europe	12	2	12	2
– Great Britain	8	2	8	2
– Spain	13	1	13	2
Africa, Eastern Europe and Turkey – East Africa	21	5	20	5
– Africa Regional Markets	22	5	21	5
– South Africa	14	5	13	5
– Russia and Eastern Europe	13	5	12	5
– Turkey	15	5	17	5
Latin America and Caribbean – Paraguay, Uruguay and Brazil	17	5	15	5
Asia Pacific – South East Asia	14	4	11	3
– Korea	10	3	10	3
– Australia	10	2	10	3
– Greater China	12	3	10	3

Notes to the consolidated financial statements (continued)

11.   Intangible assets (continued)

Any impairment write downs identified are charged to other operating expenses in the income statement. In the year ended 30 June 2013, an exceptional impairment of £50 million was charged in respect of the Cacique brand. One of the principal markets for Cacique is Spain where the economy continued to suffer a significant downturn. The forecast and long term growth assumptions for Cacique were further reduced due to a fall in demand which has resulted in an impairment of the brand value. In the year ended 30 June 2012 the total impairment charge of £72 million included an exceptional impairment charge of £59 million in respect of Cacique. In the year ended 30 June 2011 the exceptional impairment charge of £39 million was in respect of Ursus.

Sensitivity to change in key assumptions    Impairment testing is dependent on management's estimates and judgements, particularly in respect of the forecasting of future cash flows, discount rates applied to those cash flows and expected long term growth rates.

        The Cacique brand would be impaired further in case of an increase in discount rate of 1ppt, a decrease in long term growth rate of 2ppts and a decrease in forecast annual cash flows of 10% by £4 million, £3 million and £6 million against its current carrying value, respectively.

        The impairment testing for the year ended 30 June 2013 has identified the Windsor Premier brand as being sensitive to reasonably possible changes in assumptions as the impairment model has been updated to reflect the challenging whisky market in Korea. The brand would be impaired by less than £3 million if there was an increase in discount rate of 1ppt, a decrease in long term growth rates of 2ppts or a reduction in forecast annual cash flows of 10%. An impairment charge of approximately £50 million would be required if forecast annual cash flows decreased by 20%.

        Diageo has recently acquired Shui Jing Fang and Ypióca brands in the emerging markets of China and Brazil, respectively. Management recognises that a reasonable possible change in the key assumptions may cause carrying values to exceed their recoverable amounts. Without mitigation, the Shui Jing Fang and Ypióca brands could be impaired if there was a decrease of 10% in forecast annual cash flows by approximately £50 million and £15 million, respectively.

        It remains possible that changes in assumptions in case of Cacique, Windsor Premier, Shui Jing Fang and Ypióca brands could arise in excess of those indicated above.

        For all intangibles with an indefinite life, other than those mentioned above, management has concluded that no reasonable possible change in the key assumptions on which it has determined the recoverable amounts would cause their carrying values to exceed their recoverable amounts.

Notes to the consolidated financial statements (continued)

12.   Property, plant and equipment

	Land and buildings	Plant and equipment	Fixtures and fittings	Returnable bottles and crates	Under construction	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Cost
At 30 June 2011	1,093	2,533	184	402	314	4,526
Exchange differences	(21)	(86)	(4)	(25)	(4)	(140)
Acquisition of businesses	100	67	3	—	16	186
Other additions	21	100	10	30	454	615
Disposals	(45)	(134)	(17)	(20)	(3)	(219)
Transfers	75	305	(50)	21	(351)	—

At 30 June 2012	1,223	2,785	126	408	426	4,968
Exchange differences	14	47	3	13	8	85
Acquisition of businesses	26	17	—	—	—	43
Other additions	35	263	10	42	417	767
Disposals	(13)	(97)	(5)	(17)	(4)	(136)
Transfers	50	376	(9)	53	(470)	—

At 30 June 2013	1,335	3,391	125	499	377	5,727

Depreciation
At 30 June 2011	359	1,244	125	246	—	1,974
Exchange differences	(11)	(58)	(4)	(17)	—	(90)
Depreciation charge for the year	36	188	11	36	—	271
Exceptional accelerated depreciation	8	21	—	—	—	29
Disposals	(43)	(114)	(17)	(14)	—	(188)
Transfers	(3)	33	(31)	1	—	—

At 30 June 2012	346	1,314	84	252	—	1,996
Exchange differences	8	30	1	9	—	48
Depreciation charge for the year	45	198	10	38	—	291
Exceptional accelerated depreciation	—	23	—	—	—	23
Disposals	(10)	(76)	(5)	(8)	—	(99)
Transfers	1	—	(1)	—	—	—

At 30 June 2013	390	1,489	89	291	—	2,259

Carrying amount
At 30 June 2013	945	1,902	36	208	377	3,468

At 30 June 2012	877	1,471	42	156	426	2,972

At 30 June 2011	734	1,289	59	156	314	2,552

(a)    The net book value of land and buildings comprises freeholds of £857 million (2012 – £780 million), long leaseholds of £36 million (2012 – £47 million) and short leaseholds of £52 million (2012 – £50 million). Depreciation was not charged on £144 million (2012 – £118 million) of land.

Notes to the consolidated financial statements (continued)

12.   Property, plant and equipment (continued)

(b)    Included in the net book value of property, plant and equipment are the following amounts held under finance leases:

	2013	2012
	£ million	£ million
Land and buildings	32	33
Plant and equipment	248	92
Fixtures and fittings	2	3
Assets under construction	4	95

	286	223

Depreciation for the year on these assets was £21 million (2012 – £9 million).

(c)    Transfers primarily represent assets brought into use during the year.

(d)    As at 30 June 2013 the group has received government grants from the United States Virgin Islands government of £121 million (2012 – £116 million) which have been netted against the capital expenditure incurred on the construction of a new rum distillery in the United States Virgin Islands.

13.   Other investments

	United Spirits Limited	Loans	Other	Total
	£ million	£ million	£ million	£ million
Cost less provisions or fair value
At 30 June 2011	—	92	10	102
Exchange differences	—	(13)	—	(13)
Acquisition of businesses	—	8	—	8
Additions	—	27	—	27
Repayments	—	(27)	—	(27)

At 30 June 2012	—	87	10	97
Exchange differences	(18)	(10)	2	(26)
Additions	283	20	—	303
Repayments	—	(41)	—	(41)
Fair value adjustment	85	—	—	85
Provisions charged during the year	—	(6)	—	(6)

At 30 June 2013	350	50	12	412

On 27 May 2013 the group completed the acquisition of a 10% equity interest through a preferential allotment of shares by United Spirits Limited (USL), the leading spirits company in India, at a cost of INR 20.9 billion (£249 million) at INR 1440 per share. In addition, on 13 May 2013, the group acquired a 0.04% equity interest on the closing of a mandatory tender offer to the other USL shareholders at a cost of £1 million (INR 1440 per share). Directly attributable transaction costs of £33 million were included within the initial investment cost.

        On 30 June 2013 the USL share price was INR 2168 per share and a £85 million gain arose on the remeasurement of the investment to fair value. The gain was recognised in other comprehensive income in the year ended 30 June 2013.

Notes to the consolidated financial statements (continued)

        USL prepares its financial statements to 31 March each year. The financial statements of USL, prepared under Indian GAAP, for the year ended 31 March 2013 disclosed net sales of INR 106 billion (£1,173 million) and operating profit of INR 10.6 billion (£117 million). Total assets disclosed as at 31 March 2013 were INR 163.8 billion (£1,813 million) and total liabilities were INR 115.9 billion (£1,282 million).

        Loans comprise £29 million (2012 – £57 million; 2011 – £63 million) of loans to associates in South Africa and £21 million (2012 – £30 million; 2011 – £29 million) of loans to customers and other third parties, after provisions of £27 million (2012 – £28 million; 2011 – £28 million).

14.   Inventories

	2013	2012
	£ million	£ million
Raw materials and consumables	352	334
Work in progress	66	66
Maturing inventories	3,184	2,953
Finished goods and goods for resale	620	602

	4,222	3,955

Maturing inventories include whisky, rum, wines and Chinese white spirits. The following amounts of inventories are expected to be utilised after more than one year:

	2013	2012
	£ million	£ million
Raw materials and consumables	51	49
Maturing inventories	2,670	2,479

	2,721	2,528

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2013	2012
	£ million	£ million
Balance at beginning of the year	52	57
Exchange differences	—	(1)
Income statement charge	20	4
Utilised	(8)	(8)

	64	52

Notes to the consolidated financial statements (continued)

15.   Trade and other receivables

	2013		2012
	Current assets	Non-current assets	Current assets	Non-current assets
	£ million	£ million	£ million	£ million
Trade receivables	2,057	—	1,749	—
Interest receivable	19	—	19	—
Other receivables	241	103	165	108
Prepayments	129	25	142	11
Accrued income	38	—	28	—

	2,484	128	2,103	119

As at 30 June 2013 non-current other receivables includes £87 million (2012 – £84 million) in respect of the assessment of excise duties made by the Korean customs authorities (see note 26(c)).

        At 30 June 2013, approximately 11% and 21% of the group's trade receivables of £2,057 million are due from counterparties based in the United Kingdom and in the United States, respectively.

        The aged analysis of trade receivables, net of provisions, is as follows:

	2013	2012
	£ million	£ million
Not overdue	1,972	1,681
Overdue 1 – 30 days	45	34
Overdue 31 – 60 days	11	8
Overdue 61 – 90 days	5	8
Overdue 91 – 180 days	7	11
Overdue more than 180 days	17	7

	2,057	1,749

Trade and other receivables are disclosed net of provisions for bad and doubtful debts, an analysis of which is as follows:

	2013	2012
	£ million	£ million
Balance at beginning of the year	58	61
Exchange differences	1	(4)
Income statement charge	13	12
Written off	(7)	(11)

	65	58

16.   Cash and cash equivalents

	2013	2012
	£ million	£ million
Cash at bank	773	548
Cash equivalents	999	528

	1,772	1,076

Cash and cash equivalents comprise cash in hand, money market and term deposits which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less.

Notes to the consolidated financial statements (continued)

17.   Borrowings and bank overdrafts

	Repayment date	Currency	Year end interest rates	2013	2012
			%	£ million	£ million
Bank overdrafts	On demand	Various	Various	111	38
Commercial paper	—	US dollar	Various	—	23
Bank and other loans	Various	Various	Various	163	165
Credit support obligations	2013	Various	Various	72	130
Guaranteed bonds 2013	2013	US dollar	5.2	—	478
Guaranteed bonds 2013	2013	US dollar	5.5	—	382
Guaranteed bonds 2013	2013	Euro	5.5	983	—
Guaranteed bonds 2014	2014	US dollar	7.375	529	—
Fair value adjustment to borrowings	—	—	—	—	14

Borrowings due within one year and bank overdrafts				1,858	1,230

Guaranteed bonds 2013	2013	Euro	5.5	—	926
Guaranteed bonds 2014	2014	US dollar	7.375	—	514
Guaranteed bonds 2014	2014	Euro	6.625	853	805
Guaranteed bonds 2015	2015	US dollar	5.3	493	477
Guaranteed bonds 2015	2015	US dollar	3.25	328	318
Guaranteed bonds 2016	2016	US dollar	5.5	394	381
Guaranteed bonds 2016	2016	US dollar	0.625	492	—
Guaranteed bonds 2017	2017	US dollar	5.75	820	794
Guaranteed bonds 2017	2017	US dollar	1.5	655	633
Guaranteed bonds 2018	2018	US dollar	1.125	424	—
Guaranteed bonds 2020	2020	US dollar	4.828	400	379
Guaranteed bonds 2022	2022	US dollar	2.875	653	631
Guaranteed bonds 2022	2022	US dollar	8.0	196	189
Guaranteed bonds 2023	2023	US dollar	2.625	883	—
Guaranteed bonds 2035	2035	US dollar	7.45	264	255
Guaranteed bonds 2036	2036	US dollar	5.875	391	377
Guaranteed bonds 2042	2042	US dollar	4.25	325	314
Guaranteed bonds 2043	2043	US dollar	3.875	322	—
Medium term notes	2018	US dollar	4.85	132	127
Bank and other loans	Various	Various	Various	21	44
Fair value adjustment to borrowings	—	—	—	187	235

Borrowings due after one year				8,233	7,399

Total borrowings before derivative financial instruments				10,091	8,629
Fair value of foreign currency forwards and swaps	—	—	—	(205)	(210)
Fair value of interest rate hedging instruments	—	—	—	—	(3)

Total borrowings after derivative financial instruments				9,886	8,416

Notes to the consolidated financial statements (continued)

17.   Borrowings and bank overdrafts (continued)

Bank overdrafts form an integral part of the group's cash management and are included as a component of net cash and cash equivalents in the consolidated statement of cash flows. All bonds, medium term notes and commercial paper are fully and unconditionally guaranteed by Diageo plc.

        Included in borrowings due within one year are credit support obligations. When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a pre-determined threshold. At 30 June 2013, the collateral held under these agreements amounted to $74 million (£49 million) and €27 million (£23 million) (2012 – $135 million (£86 million) and €54 million (£44 million)).

        The interest rates shown in the table above are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 19). The average monthly net borrowings for the year were £8,270 million (2012 – £8,293 million; 2011 – £7,227 million). Based on average monthly net borrowings and net interest charge, taking into account interest rate hedges, the effective interest rate for the year was 4.9% (2012 – 4.7%; 2011 – 4.9%). For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps. The loans above are stated net of unamortised finance costs of £100 million (2012 – £92 million; 2011 – £78 million).

        The weighted average interest rate, before interest rate hedges, for short term borrowings at 30 June 2013 was 6.5% (2012 – 6.1%; 2011 – 4.3%). The weighted average interest rate, before interest rate hedges, for bonds, medium term notes and bank loans included within borrowings due after one year at 30 June 2013 was 4.2% (2012 – 5.1%; 2011 – 5.8%).

        Certain borrowings are reported in the table above at amortised cost with a fair value adjustment shown separately.

(a)   Analysis of net borrowings

	2013	2012
	£ million	£ million
Borrowings due within one year and bank overdrafts	(1,858)	(1,230)
Borrowings due after one year	(8,233)	(7,399)
Fair value of foreign currency forwards and swaps(i)	205	210
Fair value of interest rate hedging instruments	—	3
Finance lease liabilities	(289)	(230)

Gross borrowings	(10,175)	(8,646)
Offset by:
Cash and cash equivalents	1,772	1,076

Net borrowings	(8,403)	(7,570)

(i)
Includes derivative financial instruments designated in net investment hedges or designated to hedge the foreign currency risk associated with certain foreign currency denominated borrowings.

Notes to the consolidated financial statements (continued)

17.   Borrowings and bank overdrafts (continued)

        Foreign currency forwards and swaps, interest rate hedging instruments and finance lease liabilities are included as appropriate in other financial assets and other financial liabilities.

(b)   Reconciliation of movement in net borrowings

	2013	2012
	£ million	£ million
Net borrowings at beginning of the year	(7,570)	(6,450)

Net increase/(decrease) in cash and cash equivalents before exchange	587	(507)
Net increase in loans	(1,234)	(512)

Change in net borrowings from cash flows	(647)	(1,019)
Exchange differences on net borrowings	(116)	152
Borrowings acquired through acquisition of businesses	—	(5)
Other non-cash items	(70)	(248)

Net borrowings at end of the year	(8,403)	(7,570)

In the year ended 30 June 2013, the group repaid bonds of $750 million (£475 million) and $600 million (£394 million). The group borrowed $3,250 million (£2,100 million), consisting of $750 million (£485 million) of 0.625% bonds due April 2016, $650 million (£420 million) of 1.125% bonds due April 2018, $1,350 million (£872 million) of 2.625% bonds due April 2023 and $500 million (£323 million) of 3.875% bonds due April 2043. On 1 July 2013 the group repaid bonds of €1,150 million (£983 million) as scheduled.

        In the year ended 30 June 2012, the group repaid bonds of $900 million (£566 million) and €750 million (£605 million). The group borrowed $2,500 million (£1,548 million), consisting of $1,000 million of 1.5% bonds due May 2017, $1,000 million of 2.875% bonds due May 2022, and $500 million of 4.25% bonds due May 2042.

        The group has been issuing short term commercial paper regularly to finance its day-to-day operations.

Notes to the consolidated financial statements (continued)

18.   Other financial assets and liabilities

	Non-current assets	Current assets	Current liabilities	Non-current liabilities	Total
	£ million	£ million	£ million	£ million	£ million
2013
Derivative assets/(liabilities)
Designated in a cash flow hedge	206	14	(39)	(15)	166
Designated in a net investment hedge	—	40	(25)	—	15
Not designated in a hedge relationship	187	11	(22)	(90)	86

	393	65	(86)	(105)	267

Non-derivative liabilities
Deferred consideration payable	—	—	(6)	(109)	(115)
Finance lease liabilities	—	—	(30)	(259)	(289)

	—	—	(36)	(368)	(404)

Total other financial assets/(liabilities)	393	65	(122)	(473)	(137)

2012
Derivative assets/(liabilities)
Designated in a cash flow hedge	235	28	(32)	(8)	223
Designated in a fair value hedge	—	3	—	—	3
Designated in a net investment hedge	—	1	(23)	—	(22)
Not designated in a hedge relationship	270	10	(18)	(148)	114

	505	42	(73)	(156)	318

Non-derivative liabilities
Deferred consideration payable	—	—	(17)	(103)	(120)
Finance lease liabilities	—	—	(23)	(207)	(230)

	—	—	(40)	(310)	(350)

Total other financial assets/(liabilities)	505	42	(113)	(466)	(32)

Finance lease liabilities are payable as follows:

				2012
	2013
						Present value of minimum lease payments
	Future minimum lease payments	Future finance charges	Present value of minimum lease payments	Future minimum lease payments	Future finance charges
	£ million	£ million	£ million	£ million	£ million	£ million
Less than one year	(48)	18	(30)	(39)	16	(23)
Between one and five years	(153)	49	(104)	(129)	45	(84)
More than five years	(195)	40	(155)	(165)	42	(123)

	(396)	107	(289)	(333)	103	(230)

Notes to the consolidated financial statements (continued)

19.   Financial instruments and risk management

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

        Treasury operations are conducted within a framework of board-approved policies and guidelines, which are recommended and subsequently monitored by the finance committee. This committee is described in the Corporate governance report. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk. The benchmarks, hedge cover levels and overall appropriateness of Diageo's risk management policies are reviewed by the board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board-approved strategies. Transactions arising on the application of this flexibility may give rise to exposures different from the defined benchmark levels that are separately monitored on a daily basis using Value at Risk analysis. These transactions are carried at fair value and gains or losses are taken to the income statement as they arise. In the year ended 30 June 2013 gains and losses on these transactions were not material.

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

Hedge of net investment in foreign operations    The group hedges a substantial portion of its exposure to fluctuations in the sterling value of its foreign operations by designating net borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. The group's policy is to maintain total net investment Value at Risk below £1 billion with additional limits for individual currencies, where Value at Risk is defined as the maximum amount of loss not exceeded over a one year period with a 95% probability confidence level.

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

Notes to the consolidated financial statements (continued)

19.   Financial instruments and risk management (continued)

Transaction exposure hedging    The group's policy is to hedge up to 24 months forecasted transactional foreign currency risk in the three major currency pairs (US dollar/sterling, euro/sterling and euro/US dollar) targeting 75% coverage of the current financial year and up to 18 months for other currency pairs. The effective portion of the gain or loss on the hedge is recognised in other comprehensive income and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement. Any ineffectiveness is taken to the income statement.

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

(b)    Interest rate risk    The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the board, primarily through issuing fixed and floating rate borrowing and commercial paper, and by utilising interest rate derivatives. These practices aim to minimise the group's net finance charges with acceptable year on year volatility. To facilitate operational efficiency and effective hedge accounting, the group's policy is to maintain fixed rate borrowings within a band of 40% to 60% of forecast net borrowings. Due to the exceptionally low interest rate environment, the board has approved an exception to this policy, permitting fixed rate debt to reach up to 100% of forecast net debt. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of Diageo's existing interest rate derivatives are legacy fair value hedges that have locked in positive market values. These instruments are no longer involved in hedge relationships and the fair value change is recognised in the income statement which is partially offset by the net interest earned on these derivatives.

(c)    Commodity price risk    The group is exposed to commodity price risk. Commodity price risk is managed in line with principles approved by the board either through long term purchase contracts with suppliers or, where appropriate, derivative contracts. Commodity price risk exposure is normally hedged up to 18 months forecast volume usage with a target of 80% coverage. Where derivative contracts are used the group manages exposures principally through exchange-traded futures, forwards, swaps and options.

(d)    Market risk sensitivity analysis    The group is using a sensitivity analysis technique that measures the estimated impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% (50 basis points) in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2013 and 30 June 2012, for each class of financial instruments with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on the net post employment benefit liability and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

        The sensitivity analysis is based on the following:

  •
  Financial instruments are valued at the balance sheet date using discounted cash flow techniques.

Notes to the consolidated financial statements (continued)

19.   Financial instruments and risk management (continued)

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

        The sensitivity analysis estimates the impact of changes in interest and foreign exchange rates. Actual results in the future may differ from these results materially due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the table below, which therefore should not be considered as projections of likely future events, gains or losses.

        Reasonably possible hypothetical changes in other risk variables would not significantly affect the fair value of financial instruments at 30 June 2013 and 30 June 2012.

Analysis of sensitivities

	0.5% decrease in interest rates	0.5% increase in interest rates	10% weakening of sterling	10% strengthening of sterling
	£ million	£ million	£ million	£ million
2013
Impact on income statement – gain/(loss)	7	(7)	(44)	35
Impact on the consolidated statement of comprehensive income – gain/(loss)(i)(ii)	14	(14)	(796)	650
2012
Impact on income statement – gain/(loss)	5	(5)	(26)	21
Impact on the consolidated statement of comprehensive income – gain/(loss)(i)(ii)	19	(18)	(786)	643

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

Notes to the consolidated financial statements (continued)

19.   Financial instruments and risk management (continued)

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

        The carrying amount of financial assets represents the group's exposure to credit risk at the reporting date as disclosed in note 19(i), excluding the impact of any collateral held or other credit enhancements.

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

(f)    Liquidity risk    Liquidity risk is the risk that Diageo may encounter difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The group's policy with regard to the expected maturity profile of borrowings is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facilities with relationship banks to support commercial paper obligations.

        The following tables provide an analysis of the anticipated contractual cash flows including interest payable for the group's financial liabilities and derivative instruments on an undiscounted basis. Where

Notes to the consolidated financial statements (continued)

19.   Financial instruments and risk management (continued)

interest payments are on a floating rate basis, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve prevailing at 30 June 2013 and 30 June 2012. Cash flows are presented on a net or gross basis in accordance with the settlement arrangements of the instruments.

Non-derivative financial liabilities

	Borrowings(i)	Interest on borrowings(i)(iii)	Finance lease capital repayments(i)	Finance lease interest(i)	Other(ii)	Total
	£ million	£ million	£ million	£ million	£ million	£ million
2013
After five years	(3,518)	(1,735)	(155)	(40)	(5)	(5,453)
From four to five years	(1,383)	(184)	(19)	(9)	(2)	(1,597)
From three to four years	(1,053)	(229)	(19)	(10)	(17)	(1,328)
From two to three years	(994)	(257)	(35)	(14)	(149)	(1,449)
From one to two years	(1,198)	(339)	(31)	(16)	(66)	(1,650)

Due after one year	(8,146)	(2,744)	(259)	(89)	(239)	(11,477)
Due within one year	(1,858)	(452)	(30)	(18)	(2,333)	(4,691)

Total gross contractual cash flows	(10,004)	(3,196)	(289)	(107)	(2,572)	(16,168)

Net carrying amount(iii)	(10,091)	(168)	(289)	—	(2,542)	(13,090)

2012
After five years	(3,155)	(1,399)	(123)	(42)	(9)	(4,728)
From four to five years	(1,027)	(184)	(11)	(8)	(13)	(1,243)
From three to four years	(484)	(208)	(27)	(11)	(133)	(863)
From two to three years	(1,142)	(287)	(22)	(12)	(21)	(1,484)
From one to two years	(1,448)	(376)	(24)	(14)	(25)	(1,887)

Due after one year	(7,256)	(2,454)	(207)	(87)	(201)	(10,205)
Due within one year	(1,216)	(442)	(23)	(16)	(2,128)	(3,825)

Total gross contractual cash flows	(8,472)	(2,896)	(230)	(103)	(2,329)	(14,030)

Net carrying amount	(8,629)	(168)	(230)	—	(2,290)	(11,317)

(i)
For the purpose of these tables above, borrowings are defined as total borrowings before derivative financial instruments as presented in note 17.

(ii)
This category primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.

(iii)
Carrying amount of interest on borrowings is included within accruals in note 20.

Notes to the consolidated financial statements (continued)

19.   Financial instruments and risk management (continued)

Derivative instruments

	2013		2012
Derivative assets	Inflow	Outflow	Inflow	Outflow
	£ million	£ million	£ million	£ million
After five years	684	(507)	700	(520)
From four to five years	26	(13)	432	(348)
From three to four years	454	(348)	52	(30)
From two to three years	77	(31)	56	(31)
From one to two years	105	(31)	61	(31)

Due after one year	1,346	(930)	1,301	(960)
Due within one year	173	(31)	98	(31)

Total gross contractual cash flows	1,519	(961)	1,399	(991)

Derivative liabilities
After five years	137	(117)	139	(136)
From four to five years	4	(4)	4	(4)
From three to four years	4	(12)	5	(4)
From two to three years	4	(26)	6	(4)
From one to two years	4	(50)	4	(14)

Due after one year	153	(209)	158	(162)
Due within one year	4	(137)	4	(71)

Total gross contractual cash flows	157	(346)	162	(233)

The group had available undrawn committed bank facilities as follows:

2013
£ million
Expiring within one year	—
Expiring between one and two years	411
Expiring after two years	1,891

2,302

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

Notes to the consolidated financial statements (continued)

19.   Financial instruments and risk management (continued)

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

        Loss on fair value hedging instruments for the year was £3 million (2012 – £84 million gain; 2011 – £8 million loss) and the gain on the hedged items attributable to the hedged risks was £3 million (2012 – £86 million loss; 2011 – £19 million gain).

        In respect of cash flow hedging instruments, a loss of £41 million (2012 – £29 million gain; 2011 – £25 million gain) has been recognised in other comprehensive income due to changes in fair value. A gain of £8 million and £25 million have been transferred out of other comprehensive income to other operating expenses and to other finance charges, respectively, in the year (2012 – a loss of £4 million and a gain of £19 million; 2011 – a loss of £2 million and £54 million, respectively).

        For cash flow hedges of forecast transactions at 30 June 2013, based on year end interest and foreign exchange rates, there is expected to be a charge to the income statement of £24 million in 2014 and £7 million in 2015. With respect to hedges of the cash flow risk from a change in forward foreign exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing foreign exchange rates and recognition of interest on the related bonds will affect the income statement in each year until the related bonds mature in 2016 and 2036. Foreign exchange retranslation and the interest on the hedged bonds in the income statement are expected to offset those on the cross currency swaps in each of the years.

        Net borrowings designated in net investment hedge relationships amounted to £5,539 million as at 30 June 2013 (2012 – £4,249 million).

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

19.   Financial instruments and risk management (continued)

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

        Other financial liabilities include an option held by Industrias Licoreras de Guatemala to sell the remaining 50% equity stake in Rum Creation and Products Inc, the owner of the Zacapa rum brand, to Diageo, with changes in fair value included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy.

        The group's financial assets and liabilities, excluding finance lease liabilities, measured at fair value are categorised as follows:

	2013				2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Derivative assets	—	458	—	458	—	547	—	547
Available-for-sale investments	350	—	—	350	—	—	—	—

Total assets	350	458	—	808	—	547	—	547

Liabilities
Derivative liabilities	—	(191)	—	(191)	—	(221)	(8)	(229)
Other financial liabilities	—	—	(115)	(115)	—	—	(120)	(120)

Total liabilities	—	(191)	(115)	(306)	—	(221)	(128)	(349)

Notes to the consolidated financial statements (continued)

19.   Financial instruments and risk management (continued)

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Derivative liabilities	Other financial liabilities	Total level 3 instruments
	£ million	£ million	£ million
At 30 June 2011	(15)	(25)	(40)
Financial liabilities arising on acquisitions	—	(97)	(97)
Net gains included in the income statement	7	10	17
Net losses included in exchange in other comprehensive income	—	(4)	(4)
Net losses included in retained earnings	—	(6)	(6)
Settlement of liabilities	—	2	2

At 30 June 2012	(8)	(120)	(128)
Net gains/(losses) included in the income statement	8	(1)	7
Net losses included in exchange in other comprehensive income	—	(7)	(7)
Net losses included in retained earnings	—	(7)	(7)
Settlement of liabilities	—	20	20

At 30 June 2013	—	(115)	(115)

Notes to the consolidated financial statements (continued)

19.   Financial instruments and risk management (continued)

(i)    Total financial assets and liabilities    The table below sets out the group's accounting classification of each class of financial assets and liabilities, and their fair values.

	2013		2012
	Total carrying value	Fair value	Total carrying value	Fair value
	£ million	£ million	£ million	£ million
Financial assets
Cash and cash equivalents	1,772	1,772	1,076	1,076

Available-for-sale investments	350	350	4	4
Trade receivables	2,057	2,057	1,749	1,749
Interest receivable	19	19	19	19
Accrued income	38	38	28	28
Other receivables(ii)	271	271	87	87
Other investments	62	62	93	93

Loans and receivables	2,447	2,447	1,976	1,976

Derivatives in a hedge relationship	260	260	267	267
Other instruments at fair value	198	198	280	280

Financial assets at fair value through profit or loss	458	458	547	547

Total financial assets	5,027	5,027	3,603	3,603

Financial liabilities
Finance leases	289	289	230	230

Borrowings not in a hedge relationship(i)	10,091	10,458	8,308	9,131
Borrowings in a hedge relationship(i)	—	—	321	327
Trade payables	1,099	1,099	1,078	1,078
Interest payable	178	178	177	177
Other payables(ii)	325	325	217	217
Accruals	1,003	1,003	875	875

Financial liabilities at amortised cost	12,696	13,063	10,976	11,805

Derivatives in a hedge relationship	79	79	63	63
Other instruments at fair value	227	227	286	286

Financial liabilities at fair value through profit or loss	306	306	349	349

Total financial liabilities	13,291	13,658	11,555	12,384

(i)
For the purpose of this table, borrowings are defined as total borrowings before derivative financial instruments as presented in note 17 and borrowings in hedge relationships are defined as borrowings that are the hedged item in a hedge relationship.

(ii)
Only receivables and payables that meet the definition of financial instruments under IAS 32 are included in this line.

        All derivative financial instruments not in a hedge relationship are classified as trading derivatives with fair value changes recorded in the income statement. The group does not use derivatives for

Notes to the consolidated financial statements (continued)

19.   Financial instruments and risk management (continued)

speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.

        The fair values of borrowings are based on market data. The fair values of derivatives and financial instruments are estimated by discounting the future contractual cash flows using the appropriate yield curves prevailing at 30 June each year. At 30 June 2013 and 30 June 2012, the carrying values of cash and cash equivalents, other financial assets and liabilities were considered to approximate fair values.

(j)    Analysis of cash and cash equivalents by currency

	2013		2012
	£ million	%	£ million	%
US dollar	1,026	58	551	52
Euro	67	4	46	4
Sterling	78	4	23	2
Korean won	180	10	111	10
Venezuelan bolivar	143	8	13	1
Chinese yuan	53	3	88	8
Other	225	13	244	23

Cash and cash equivalents	1,772	100	1,076	100

(k)    Analysis of gross borrowings by currency

	2013		2012
	£ million	%	£ million	%
US dollar	(3,919)	38	(3,524)	41
Euro	(2,194)	22	(1,951)	23
Sterling	(3,388)	33	(2,893)	33
Korean won	(268)	3	(109)	1
Turkish lira	(298)	3	—	—
Other	(108)	1	(169)	2

Gross borrowings	(10,175)	100	(8,646)	100

        The analysis of group's gross borrowings above includes the impact of foreign currency forwards and swaps.

(l)    Analysis of net borrowings by interest rate profile

	2013		2012
	£ million	%	£ million	%
Fixed rate	(9,376)	111	(7,528)	99
Floating rate	1,114	(13)	127	(2)
Impact of financial derivatives and fair value adjustments	(141)	2	(169)	3

Net borrowings	(8,403)	100	(7,570)	100

Notes to the consolidated financial statements (continued)

19.   Financial instruments and risk management (continued)

        The floating rate portion of net borrowings contains cash and cash equivalents, collaterals, floating rate loans and bonds, bank overdrafts and finance lease obligations. The analysis above also includes the impact of interest rate hedging instruments.

(m)    Capital management    Diageo considers the following components of its balance sheet to be capital: borrowings and equity.

        The group's management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels. This is achieved by targeting a range of ratios which are currently broadly consistent with an A band credit rating. Diageo would consider modifying these ratios in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo's ratings were to be negatively impacted by the financing of an acquisition, it would seek over time to return to such ratios that are consistent with an A band credit rating.

        The group regularly assesses its debt and equity capital levels against its stated policy for capital structure.

20.   Trade and other payables

	2013		2012
	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities
	£ million	£ million	£ million	£ million
Trade payables	1,099	—	1,078	—
Interest payable	178	—	177	—
Tax and social security excluding income tax	533	—	496	—
Other payables	398	104	354	72
Accruals	1,003	—	875	—
Deferred income	19	14	17	13

	3,230	118	2,997	85

Interest payable at 30 June 2013 includes interest on non-derivative financial instruments of £168 million (2012 – £168 million).

Notes to the consolidated financial statements (continued)

21.   Provisions

	Thalidomide	Restructuring	Other	Total
	£ million	£ million	£ million	£ million
At 30 June 2012	178	80	143	401
Exchange differences	(1)	3	3	5
Provisions charged during the year	—	19	32	51
Provisions utilised during the year	(23)	(31)	(49)	(103)
Unwinding of discounts	10	—	1	11

At 30 June 2013	164	71	130	365

Included in current liabilities	13	49	47	109
Included in non-current liabilities	151	22	83	256

	164	71	130	365

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

(b)   The group is engaged in a number of restructuring programmes, which involve the rationalisation of certain operations around the world. Employee charges, incremental costs in respect of service contract and information systems infrastructure charges in connection with the programmes are recognised in the restructuring provision, which is expected to be substantially utilised by 30 June 2015 (see note 5(a)-(d)).

(c)   The largest item in other provisions is £52 million (2012 – £46 million) in respect of employee deferred compensation plans which will be utilised when employees leave the company.

Notes to the consolidated financial statements (continued)

22.   Deferred tax assets and liabilities

        The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax assets/(liabilities):

	Property, plant and equipment	Intangible assets	Post employment plans	Tax losses	Other temporary differences	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2011	(156)	(613)	162	113	233	(261)
Exchange differences	3	(16)	(4)	(3)	(2)	(22)
Recognised in income – continuing operations	1	(542)	(45)	17	(106)	(675)
Recognised in income – discontinued operations	—	—	—	—	5	5
Recognised in other comprehensive income and equity	—	—	74	34	33	141
Acquisition of businesses	(14)	(278)	—	—	9	(283)

At 30 June 2012	(166)	(1,449)	187	161	172	(1,095)
Exchange differences	(4)	(40)	6	—	(2)	(40)
Recognised in income – continuing operations	3	(48)	(19)	17	(37)	(84)
Recognised in other comprehensive income and equity	—	—	(65)	(70)	105	(30)
Acquisition of businesses	—	—	—	—	10	10

At 30 June 2013	(167)	(1,537)	109	108	248	(1,239)

        Deferred tax on other temporary differences includes items such as the thalidomide provision, restructuring provisions, share-based payments and intra group sales of products.

        After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2013	2012
	£ million	£ million
Deferred tax assets	243	329
Deferred tax liabilities	(1,482)	(1,424)

	(1,239)	(1,095)

        The net deferred tax liability of £1,537 million (2012 – £1,449 million) in respect of intangible assets comprises deferred tax assets of £2 million (2012 – £39 million) less deferred tax liabilities of £1,539 million (2012 – £1,488 million). The group benefits from the availability of tax amortisation on some of its principal brands and other intangible assets. During the year ended 30 June 2012 negotiations with tax authorities were concluded, the outcome of which was a favourable change in taxation basis of certain overseas profits that replaced the benefit of some future amortisation. This resulted in a write off of the related deferred tax assets of £524 million. This was accounted for as an exceptional item. Deferred tax assets of £84 million (2012 – £153 million) have been recognised in jurisdictions with prior year taxable losses. It is considered more likely than not that there will be sufficient future taxable profits to support recognition of these deferred tax assets.

Notes to the consolidated financial statements (continued)

22.   Deferred tax assets and liabilities (continued)

Unrecognised deferred tax assets    Deferred tax assets have been recognised to the extent that it is considered more likely than not that there will be sufficient taxable profits from which the future reversal of the underlying timing differences can be deducted. Where this is not the case, deferred tax assets have not been recognised, as set out below:

	2013	2012
	Tax losses	Tax losses
	£ million	£ million
Gross deferred tax assets	305	319
Amounts not recognised	(197)	(158)

	108	161

        Of the amounts recognised in respect of tax losses, £6 million has expiration dates through to 2023 (2012 – £19 million through to 2022) and £102 million can be carried forward indefinitely (2012 – £142 million). Of the amounts unrecognised in respect of tax losses, £2 million has expiration dates through to 2023 (2012 – £7 million through to 2022) and £195 million (2012 – £151 million) can be carried forward indefinitely.

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

        The aggregate amount of temporary difference associated with investments in subsidiaries, branches interests in joint ventures and associates for which deferred tax liabilities have not been recognised is £19.1 billion (2012 – £16.6 billion). This has been calculated based upon the temporary differences arising between the carrying value in the consolidated financial statements and the tax basis of each investment.

23.   Share capital and reserves

(a)   Allotted and fully paid share capital – ordinary shares of 28 101/108 pence each

	Number of shares	Nominal value
	million	£ million
At 30 June 2013, 30 June 2012 and 30 June 2011	2,754	797

(b)   Share premium    During the year ended 30 June 2013, 0.1 million ordinary shares with an aggregate nominal value of less than £0.1 million were allotted under employee share option schemes for a total consideration of £0.3 million (2012 – 0.1 million shares with an aggregate nominal value of less than £0.1 million were allotted under employee share option schemes for a total consideration of £1 million; 2011 – 0.1 million shares, nominal value less than £0.1 million, consideration £0.4 million).

(c)   Hedging and exchange reserve    At 30 June 2013 the hedging reserve and exchange reserve comprised a credit of £17 million and a deficit of £9 million, respectively (2012 – a credit of £74 million and a deficit of £7 million, respectively; 2011 – a credit of £64 million and £90 million, respectively).

Notes to the consolidated financial statements (continued)

23.   Share capital and reserves (continued)

(d)   Own shares    Own shares comprise shares in the company held by employee share trusts, shares repurchased as part of the company's share buyback programmes and held as treasury shares, shares held as treasury shares and call options held for hedging share scheme grants provided to employees. Movements in own shares are as follows:

	Own shares and options held by employee share trusts		Treasury shares repurchased under buyback programmes		Treasury shares for hedging share scheme grants to employees		Total own shares
	Number of shares	Purchase/ (sale) consideration	Number of shares	Purchase consideration	Number of shares	Purchase/ (sale) consideration	Number of shares	Purchase/ (sale) consideration
	million	£ million	million	£ million	million	£ million	million	£ million
At 30 June 2010	15	153	223	1,841	26	259	264	2,253
Share trust arrangements	(4)	(24)	—	—	—	—	(4)	(24)
Shares purchased	—	—	—	—	6	67	6	67
Shares used to satisfy options	—	—	—	—	(4)	(39)	(4)	(39)

At 30 June 2011	11	129	223	1,841	28	287	262	2,257
Share trust arrangements	(4)	(26)	—	—	—	—	(4)	(26)
Shares transferred	2	23	—	—	(2)	(23)	—	—
Shares purchased	—	—	—	—	9	114	9	114
Shares sold to employees	—	—	—	—	—	(2)	—	(2)
Shares used to satisfy options	—	—	—	—	(8)	(86)	(8)	(86)

At 30 June 2012	9	126	223	1,841	27	290	259	2,257
Share trust arrangements	(6)	(50)	—	—	—	—	(6)	(50)
Shares call options exercised	2	13	—	—	—	—	2	13
Shares transferred	2	22	—	—	(2)	(22)	—	—
Shares purchased	—	—	—	—	6	125	6	125
Shares sold to employees	—	—	—	—	—	(1)	—	(1)
Shares used to satisfy options	—	—	—	—	(10)	(112)	(10)	(112)

At 30 June 2013	7	111	223	1,841	21	280	251	2,232

At 30 June 2013, employee share trusts funded by the group held 7 million ordinary shares in the company with a market value of £126 million (2012 – 9 million shares, market value of £153 million; 2011 – 11 million shares, market value of £144 million). Dividends are waived on all shares in the company owned by the employee share trusts.

        During the year ended 30 June 2013, the call options purchased in the year ended 30 June 2010, to satisfy share grants awarded to Diageo employees, were partially exercised; 2 million shares were purchased with an aggregate nominal value of £0.6 million for a consideration of £13 million (2012 – nil; 2011 – nil).

        During the year ended 30 June 2013, 2 million ordinary shares, with a nominal value of £0.6 million (2012 – 2 million ordinary shares, with a nominal value of £0.6 million; 2011 – nil) were transferred from treasury shares to share trusts to ensure that sufficient level of shares are held within the share trusts to satisfy grants and awards made under the group's employee share schemes.

        During the year ended 30 June 2013, the company purchased 6 million ordinary shares, with an aggregate nominal value of £2 million (2012 – 9 million ordinary shares, with an aggregate nominal value of £3 million; 2011 – 6 million ordinary shares, with an aggregate nominal value of £2 million), representing approximately 0.2% (2012 – 0.4%; 2011 – 0.3%) of the issued ordinary share capital

Notes to the consolidated financial statements (continued)

23.   Share capital and reserves (continued)

(excluding treasury shares), to be held as treasury shares. These shares have not been cancelled but are deducted from shareholders' equity. Dividends are waived on these shares.

        During the year ended 30 June 2013, the company sold 0.1 million ordinary shares held as treasury shares with an aggregate nominal value of less than £0.1 million, to employees under the International sharematch plan (2012 – 0.1 million ordinary shares, aggregate nominal value of less than £0.1 million; 2011 – nil).

        The company utilised 10 million ordinary shares held as treasury shares, with an aggregate nominal value of £3 million, to satisfy options exercised by employees during the year (2012 – 8 million shares, nominal value of £2 million; 2011 – 4 million shares, nominal value of £1 million).

(e)   Dividends

	2013	2012	2011
	£ million	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2012
26.9 pence per share (2011 – 24.9 pence; 2010 – 23.5 pence)	673	621	586
Interim dividend for the year ended 30 June 2013
18.1 pence per share (2012 – 16.6 pence; 2011 – 15.5 pence)	452	415	387

	1,125	1,036	973

Proposed final dividend for the year ended 30 June 2013
29.3 pence per share (2012 – 26.9 pence; 2011 – 24.9 pence)	733	671	621

The proposed final dividend was approved by the board of directors on 30 July 2013. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

(f)    Non-controlling interests    In the year ended 30 June 2013 a transfer of £65 million between other retained earnings and non-controlling interests was made to reflect the 50% non-controlling interests in East African Breweries Limited (EABL) in respect of the purchase of a 20% equity interest in Kenya Breweries Limited.

Notes to the consolidated financial statements (continued)

24.   Cash generated from operations

	2013		2012		2011
	£ million	£ million	£ million	£ million	£ million	£ million
Profit for the year	2,594		2,072		2,017
Discontinued operations	—		11		—
Taxation	529		1,038		343
Share of associates' profits after tax	(199)		(213)		(176)
Net interest and net other finance charges	424		397		397
Loss/(gain) on sale of businesses	83		(147)		14

Operating profit		3,431		3,158		2,595
Increase in inventories	(266)		(338)		(204)
(Increase)/decrease in trade and other receivables	(360)		(218)		62
Increase in trade and other payables and provisions	73		27		32

Net increase in working capital		(553)		(529)		(110)
Depreciation, amortisation and impairment		403		411		352
Dividends received		203		166		138
Post employment payments less amounts included in operating profit		(498)		(200)		(119)
Other items		45		(1)		3

Cash generated from operations		3,031		3,005		2,859

Cash generated from operations is stated after £61 million (2012 – £158 million; 2011 – £259 million) of cash outflows in respect of exceptional operating items.

        Other items include the fair value charge in respect of share-based incentive plans of £46 million (2012 – £36 million; 2011 – £34 million).

Notes to the consolidated financial statements (continued)

25.   Acquisition of businesses and purchase of shares of non-controlling interests

	Net assets acquired and consideration
	Ypióca	Other	2013 Total	2012	2011
	£ million	£ million	£ million	£ million	£ million
Brands and computer software	145	(36)	109	1,359	6
Property, plant and equipment	43	—	43	186	64
Biological assets	1	—	1	—	—
Investments	—	25	25	36	40
Inventories	16	—	16	135	3
Assets and liabilities held for sale	—	—	—	58	—
Other working capital	—	(5)	(5)	(49)	(14)
Taxation	—	10	10	(300)	(10)
Cash	—	—	—	97	—
Borrowings	—	—	—	(5)	(22)
Post employment benefit liabilities	—	(1)	(1)	(2)	—

Fair value of assets and liabilities	205	(7)	198	1,515	67
Goodwill arising on acquisition	79	4	83	891	31
Non-controlling interests	—	21	21	(452)	(20)
Step acquisition	—	—	—	(219)	—

Consideration payable	284	18	302	1,735	78

Satisfied by:
Cash consideration paid	284	25	309	1,605	73
Deferred/contingent consideration payable	—	(7)	(7)	33	6
Financial liabilities	—	—	—	97	(1)

	284	18	302	1,735	78

Cash consideration paid for investments in subsidiaries	284	—	284	1,577	33
Cash consideration paid for investments in associates	—	25	25	28	40
Cash consideration paid for other investments	—	274	274	—	—
Capital injection in associates	—	52	52	20	18
Cash paid in respect of prior year acquisitions	—	9	9	7	6
Cash acquired	—	—	—	(97)	—
Deposit received	—	—	—	(115)	—

Net cash outflow on acquisition of businesses	284	360	644	1,420	97

Purchase of shares of non-controlling interests

	2013	2012
	£ million	£ million
SJF Holdco	200	—
Kenya Breweries	—	140
Philippines	—	15

	200	155

Notes to the consolidated financial statements (continued)

25.   Acquisition of businesses and purchase of shares of non-controlling interests (continued)

2013 acquisitions

Ypióca    On 9 August 2012, Diageo completed the acquisition of 100% of the equity of Ypióca Bebidas S.A. (Ypióca) from Ypióca Agroindustrial Limitada for a cash consideration of BRL 900 million (£284 million). Ypióca is a leading producer and distributor of a cachaça brand, Ypióca in Brazil. Ypióca has been consolidated for the period since acquisition to 30 June 2013, and contributed net sales of £58 million and operating profit of £3 million. Directly attributable integration costs of £3 million (2012 – £7 million transaction costs) have been included in other external charges in the year.

Other    Net cash outflow on acquisition of other businesses of £360 million includes £274 million paid (including £24 million of directly attributable transaction costs) in respect of the acquisition of 10.04% equity interest in USL (see note 13). Cash consideration paid for investments in associates of £25 million is primarily in respect of the acquisition of a 50% indirect equity interest in United National Breweries, a traditional sorghum beer business in South Africa. In addition, 'other' includes fair value adjustments made to provisional fair values in respect of acquisitions completed in the year ended 30 June 2012 and are primarily in respect of Shuijingfang.

2013 purchase of shares of non-controlling interests

SJF Holdco    On 7 June 2013, Diageo completed the acquisition of an additional 40% equity stake in SJF Holdco from Chengdu Yinsheng Investment Holding Co., Ltd. for a cash consideration of RMB 1,862 million (£198 million (excluding transaction costs of £2 million)). The acquisition of the additional 40% equity stake brought Diageo's shareholding to 93% in SJF Holdco and increased its effective interest in Shuijingfang from 21% to 37%.

        Subsequent to 30 June 2013, an agreement was reached to purchase the remaining 7% of the equity in SJF Holdco for a consideration of RMB 326 million (£35 million).

2012 acquisitions

Mey Içki    In August 2011, Diageo completed the acquisition of 100% of Mey Içki Sanayi ve Ticaret A.S. (Mey Içki) from TPG Capital and the Actera group for $2,122 million (£1,294 million). Mey Içki is the leading producer and distributor of raki in Turkey and also owns vodka and wine brands. The fair value of Mey Içki brands and other net assets on the date of acquisition were £646 million and £59 million, respectively. Goodwill arising on the acquisition was £590 million. Directly attributable transaction and integration costs of £11 million were charged to other external charges in the year ended 30 June 2012.

Zacapa    In July 2011, Diageo completed the acquisition of a 50% equity controlling stake in Rum Creation and Products Inc (RCP), the owner of the Zacapa rum brand, from Industrias Licoreras de Guatemala (ILG), for a cash consideration of $240 million (£150 million) (including deferred and contingent consideration of $48 million (£30 million)). ILG has a put option to sell the remaining 50% equity stake exercisable from 2016 calculated on a profit multiple. The net present value of this financial liability was $155 million (£97 million) at acquisition. In addition, the transaction provided Diageo with perpetual global distribution rights for Zacapa rum, excluding those for Guatemala and the domestic markets of El Salvador, Honduras, Nicaragua, Costa Rica, Belize and Panama. Diageo consolidates the results of RCP and on the date of acquisition the fair value of brands and other net assets were £119 million and £31 million, respectively. Goodwill arising on the acquisition was £

Notes to the consolidated financial statements (continued)

25.   Acquisition of businesses and purchase of shares of non-controlling interests (continued)

97 million. Directly attributable transaction costs of £1 million were charged to other external charges in the year ended 30 June 2012.

SJF Holdco and Shuijingfang    In July 2011, Diageo acquired an additional 4% equity stake in SJF Holdco from Chengdu Yingsheng Investment Holding Co., Ltd. The consideration for the additional 4% equity stake was CNY 140 million (£14 million). The acquisition of the 4% equity stake brought Diageo's shareholding in SJF Holdco to 53%. SJF Holdco was accounted for as an associate but following the acquisition of the additional 4% equity stake it became a subsidiary with a 47% non-controlling interest. SJF Holdco is primarily a holding company controlling a 39.7% equity stake in Shuijingfang, a super premium Chinese white spirits company listed on the Shanghai Stock Exchange. In the year ended 30 June 2012, Diageo launched and settled a mandatory tender offer to all the other shareholders of Shuijingfang. A nominal amount of shares of Shuijingfang were tendered into the offer and the deposit of £115 million made in the year ended 30 June 2010 was returned to Diageo.

        In June 2012 additional Diageo directors were appointed to the board of Shuijingfang which gave Diageo control over the board and the operating and financial policies of the company. Diageo accounted for Shuijingfang as an associate and following the change in control it became a subsidiary. As a result of SJF Holdco and Shuijingfang becoming subsidiaries of the group, a gain of £124 million arose on the difference between the book value of the equity owned prior to the transactions and the market values on the completion dates which was disclosed as a sale of businesses in the consolidated income statement in the year ended 30 June 2012. The non-controlling interest in Shuijingfang was calculated as 79% of the fair value of the net assets of the company and the non-controlling interest in SJF Holdco was valued at 47% of the fair value of its net assets. The Shui Jing Fang Chinese white spirit brand was initially, at 30 June 2012, fair valued at £538 million, other net assets at £41 million with a non-controlling interest of £451 million. Goodwill arising on the transaction was initially estimated at £105 million. During the year ended 30 June 2013 the fair values were finalised resulting in a reduction of the Shui Jing Fang Chinese white spirit brand value of £36 million, an increase in other net assets of £5 million and goodwill of £10 million and a reduction in non-controlling interests of £21 million. The fair values of the net assets acquired were estimated by Diageo based on information obtained in accordance with all relevant Chinese laws and regulations.

        The goodwill arising on the transaction represents the strategic premium in respect of entering the Chinese white spirits market and the synergies arising from combining operations. Directly attributable transaction and integration costs of £16 million were charged to other external charges in the year ended 30 June 2012.

Meta    In January 2012, Diageo completed the acquisition of Meta Abo Brewery Share Company SC (Meta) from the government of Ethiopia for a cash consideration of $225 million (£148 million). Meta produces and distributes the Meta beer brand. Directly attributable transaction and integration costs of £3 million were charged to other external charges in the year ended 30 June 2012.

        The fair value of the net assets acquired of £148 million includes £55 million for the fair value of the Meta brand and £99 million of goodwill.

Halico    During the year ended 30 June 2012 Diageo completed in tranches the acquisition of an additional 20.6% (2011 - 24.9%) equity stake in Hanoi Joint Stock Company (Halico), the largest domestic branded spirits producer in Vietnam for a consideration of £28 million (2011 - £32 million).

Notes to the consolidated financial statements (continued)

25.   Acquisition of businesses and purchase of shares of non-controlling interests (continued)

As a consequence Diageo owns 45.5% of the equity of Halico and equity accounts for this investment. Transaction costs on the acquisition were not material (2011- £2 million).

2012 purchase of shares of non-controlling interests

Kenya Breweries    In November 2011, Diageo completed the acquisition of SAB Miller Africa BV's 20% non-controlling equity stake in Kenya Breweries Limited (Kenya Breweries), through its subsidiary undertaking, East African Breweries Limited, of which Diageo owns 50.03%, for a cash consideration of £134 million. Transaction costs of £6 million were incurred and charged to other retained earnings. As a result, East African Breweries Limited owns 100% of Kenya Breweries.

Philippines    In December 2011, Diageo completed the acquisition of Carlos Palanca Group's 49% non-controlling equity stake in Diageo Philippines Inc (DPI) for £15 million and became the sole shareholder. DPI produces, imports, exports and distributes Diageo's brands throughout the Philippines. Transaction costs were not material.

2011 acquisitions

Serengeti Breweries    In October 2010, Diageo completed the acquisition of a 51% equity stake in Serengeti Breweries Limited (SBL), a beer business based in Tanzania, through its subsidiary undertaking, East African Breweries Limited of which Diageo owns 50.03%. The fair value of purchase consideration payable was £60 million, including borrowings acquired of £22 million. Transaction costs of £2 million in respect of the acquisition were charged to operating profit. Diageo consolidates 100% of SBL with a 75% non-controlling interest and obtained a call option for the remaining 49% of equity exercisable in June 2013, calculated on a profit multiple of SBL. None of the goodwill recognised is expected to be deductible for income tax purposes. In the year ended 30 June 2013 the call option has been extended to December 2015.

22 Marquis    In September 2010, Diageo acquired a 20% equity stake in LNJ Group, LLC, owner of the 22 Marquis brand, a sparkling liqueur, for a consideration of £6 million. Depending on the performance of the brand in the first three years following the acquisition Diageo had a contractual right to increase its ownership to 50% without additional consideration. Diageo also had an option to purchase the remaining 50% equity stake in 2014 at a pre-agreed profit multiple reflecting fair value. Diageo equity accounted for this investment. On 5 June 2013, the investment was sold, see note 5(h).

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

26.   Contingent liabilities and legal proceedings

(a)    Guarantees    As of 30 June 2013 the group has no material performance guarantees or indemnities to third parties.

(b)    Colombian litigation    An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local

Notes to the consolidated financial statements (continued)

26.   Contingent liabilities and legal proceedings (continued)

government entities against Diageo and other spirits companies, alleging several causes of action, including violations of the Federal RICO Act. This claim was dismissed in November 2012. The dismissal was without prejudice and as such, plaintiffs are not barred from bringing a similar action in future. Diageo cannot meaningfully quantify the possible loss or range of loss in the event of any future litigation. Diageo remains committed to continued dialogue with the Colombian governmental entities to address the underlying issues.

(c)    Korean customs dispute    Litigation is ongoing in Korea in connection with the application of the methodology used in transfer pricing on spirits imports since 2004. In December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for Korean won 194 billion or £112 million (including £14 million of value added tax), which was paid in full and appealed to the Korean Tax Tribunal.

        On 18 May 2011, the Tax Tribunal made a determination that the statute of limitations had run for part of the assessment period, ordered a partial penalty refund and instructed the Korean customs authorities to reinvestigate the remaining assessments. Accordingly, a refund of Korean won 43 billion or £25 million (including £2 million of value added tax) was made to Diageo Korea in the year ended 30 June 2012.

        However, post the completion of the reinvestigation, the Korean customs authorities have concluded that they will continue to pursue the application of the same methodology and on 18 October 2011 a further final imposition notice was issued for Korean won 217 billion or £125 million (including £14 million of value added tax) in respect of the period from 29 February 2008 to 31 October 2010.

        In response Diageo Korea filed a claim with the Seoul Administrative Court (Court) along with a petition for preliminary injunction to stay the final imposition notice. The Court granted Diageo Korea's request for preliminary injunction and has stayed the final imposition until the decision of the Court on the underlying matter. On 31 October 2012, the Court instructed the Korean customs authorities to reinvestigate the second imposition notice per the instructions of the Tax Tribunal and stayed the Court hearings until the completion of the re-audit. The re-audit was completed in February 2013 and the Court hearings resumed in June 2013.

        The underlying matter remains in progress with the Court and Diageo Korea is unable to quantify meaningfully the possible loss or range of loss to which these claims may give rise. Diageo Korea continues to defend its position vigorously.

(d)    Thalidomide litigation    In Australia, a class action claim alleging product liability and negligence for injuries arising from the consumption of the drug thalidomide has been filed in the Supreme Court of Victoria against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grünenthal GmbH, the developer of the drug (not a member of the group). On 18 July 2012 Diageo settled the claim of the lead claimant Lynette Rowe and agreed a process to consider the remaining claimants in the class. To enable this process to occur, Ms Rowe and her legal representatives have agreed not to take any step toward a trial of any issue in the litigation before 31 August 2013. Pursuant to orders made by the Supreme Court of Victoria the class has now been closed. 124 claimants have filed registration forms in the Rowe class action. In the United Kingdom, proceedings have twice been commenced but lapsed for lack of service. Distillers Company (Biochemicals) Limited distributed the drug in Australia and the United Kingdom for a period in the late 1950s and early 1960s. Diageo is unable to quantify meaningfully the possible

Notes to the consolidated financial statements (continued)

26.   Contingent liabilities and legal proceedings (continued)

loss or range of loss to which these lawsuits may give rise. The group has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support.

(e)    Other    The group has extensive international operations and is defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently the defendant in customs proceedings in India and in Brazil that challenge the declared customs value of products imported by Diageo India and Diageo Brazil. Diageo continues to defend its position vigorously in these proceedings.

        Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

27.   Related party transactions

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

Notes to the consolidated financial statements (continued)

27.   Related party transactions (continued)

	2013	2012	2011
	£ million	£ million	£ million
Income statement items
Sales to associates	56	37	46
Purchases from associates*	11	22	26
Sales to joint ventures	6	5	5
Purchases from joint ventures	30	41	21
Balance sheet items
Group payables to associates	2	1	8
Group receivables from associates	5	2	—
Loans payable to associates	3	—	—
Loans receivable from associates	29	57	63
Group payables to joint ventures	1	1	3
Group receivables from joint ventures	3	3	7
Cash flow items
Loans and equity contributions to associates, net	32	27	22
*
Including purchase of maturing inventories from Moët Hennessy of £4 million (2012 – £9 million; 2011 – £9 million).

        Other disclosures in respect of associates are included in note 7.

Key management personnel    The key management of the group comprises the executive and non-executive directors, the members of the executive committee and the Company Secretary. They are listed under 'Board of directors and executive committee'.

	2013	2012	2011
	£ million	£ million	£ million
Salaries and short term employee benefits	17	18	20
Non-executive directors' fees	1	1	1
Share-based payments	16	9	10
Post employment benefits	1	1	4
Termination benefits	—	—	1

	35	29	36

Non-executive directors do not receive share-based payments or post employment benefits. Details are given in the directors' remuneration report of the individual directors' remuneration and transactions between the group and key management personnel.

Pension plans    The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was £11 million (2012 – £10 million; 2011 – £18 million).

Notes to the consolidated financial statements (continued)

28.   Commitments

Capital expenditure    Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at £232 million (2012 – £145 million).

Operating lease commitments    The minimum lease rentals to be paid under non-cancellable leases, principally in respect of properties, are as follows:

	2013	2012
	£ million	£ million
Payments falling due:
Within one year	119	94
Between one and two years	90	86
Between two and three years	66	70
Between three and four years	50	53
Between four and five years	43	47
After five years	277	325

	645	675

There are no significant leases for which contingent rent is payable, nor any that have purchase options, escalation clauses or restrictions. Certain of the operating leases have renewal clauses which are at fair market value. In respect of property not currently utilised, the group has entered into sub-leases for which the minimum amount receivable is £26 million (2012 – £39 million), of which £4 million (2012 – £7 million) falls due within one year of the balance sheet date. The amount received under these leases is included in sales in the income statement.

29.   Employee share compensation

The group uses a number of equity settled and cash settled share plans to grant options and share awards to its directors and employees.

        The annual fair value charge for the three years ended 30 June 2013 by principal plan is as follows:

	2013	2012	2011
	£ million	£ million	£ million
Executive share option plans
Diageo executive long term incentive plan	4	3	2
Diageo senior executive share option plan	4	2	2
Diageo executive share option plan	—	2	4
Savings plans	6	4	4
Executive share award plans
Diageo executive long term incentive plan	13	9	7
Performance share plan	13	11	11
Discretionary incentive plan	5	4	4
Cash settled	1	1	—

	46	36	34

Notes to the consolidated financial statements (continued)

29.   Employee share compensation (continued)

The fair value charge in the year ended 30 June 2011 included operating exceptional items of £4 million.

The principal plans are as follows:

Executive share option plans

(a)    Diageo executive long term incentive plan (DELTIP)    Awards made to executives under the plan are in the form of shares and share options at the market value at the time of grant. Executives are given the opportunity to elect to have their awards in the form of share options or shares or a combination of both. Share awards vest/are released on the third anniversary of the grant date. Share options granted under this scheme may normally be exercised between three and ten years after the grant date. There are no performance conditions to be satisfied, although the top 70 senior executives are required to hold a minimum number of shares in Diageo plc. Executives in North America and Latin America and Caribbean are granted awards over the company's ADSs (one ADS is equivalent to four ordinary shares).

(b)    Diageo senior executive share option plan 2008 (SESOP 2008)    Options granted under this scheme may normally be exercised between three and ten years after the grant date but only to the extent that a performance condition is satisfied. The current performance condition is based on the increase in Diageo's adjusted earnings per share (eps) over a three year period. Growth targets are set annually by the remuneration committee. For the 2013 grant, targets have been set at 7% to 11% (2012 – 8% to 12%; 2011 – 6% to 10%) compound annual growth in adjusted eps. The proportion of options that can be exercised depends on the extent to which the adjusted eps growth targets have been met. For the grants, the exercise range is 25% for threshold performance up to 100% for achieving 11% (2012 – 12%; 2011 – 10%) or more compound annual growth in adjusted eps, respectively. Retesting of the performance condition is not permitted. US executives are granted options over the company's ADSs.

(c)    Diageo associated companies share incentive plan (DACSIP)    This scheme was introduced in the year ended 30 June 2012 and enables the company to grant shares and share options at the market value at the time of grant to executives in a number of associated companies. The main terms of the scheme are the same as for DELTIP.

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

Notes to the consolidated financial statements (continued)

29.   Employee share compensation (continued)

option. Options may normally be exercised after 12 months at a price equivalent to 85% of the market value of the ADSs at the grant date.

(d)    International sharematch plan (ISMP)    Employees outside the United Kingdom, Ireland and the United States are offered the opportunity to purchase Diageo shares or share units and receive matching shares or share units subject to continued employment. Plan rules permit flexibility for Diageo to set the matching amount annually based on corporate performance and to vary this by country. Target matching for the majority of the countries is buy three shares and receive one free.

Executive share award plans

(a)    Performance share plan (PSP 2008)    Under the PSP, share awards can take a number of different forms. No payment is made for awards. To date, participants have been granted conditional rights to receive shares. Awards normally vest after a three year period, the 'performance cycle', subject to achievement of performance tests.

        For awards up to and including September 2010, the primary performance test is a comparison of Diageo's three year total shareholder return (TSR), the percentage growth in Diageo's share price (assuming all dividends and capital distributions are re-invested), with the TSR of a peer group of 16 companies including Diageo. The vesting range is 25% if Diageo's TSR produces a median ranking compared with the TSR of the peer group companies, up to 100% if Diageo is ranked first or second in the peer group. The second performance test requires the remuneration committee to consider that there has been an underlying improvement in Diageo's three year financial performance, typically measured by an improvement in adjusted eps.

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

        Retesting of the performance condition is not permitted. Dividends are accrued on awards and are given to participants to the extent that the awards actually vest at the end of the performance cycle. Dividends can be paid in the form of cash or shares.

(b)    Discretionary incentive plan 2009 (DIP 2009)    Awards over shares or ADSs are granted under the plan, normally in the form of conditional rights to receive shares or ADSs. No payment is made for awards. Awards vest over a three to five-year period with performance criteria varying by employee.

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

Notes to the consolidated financial statements (continued)

29.   Employee share compensation (continued)

        For the three years ended 30 June 2013, the calculation of the fair value of each option and share award used the binominal (share option and savings plans) and Monte Carlo (share award plans) option pricing models and the following weighted average assumptions:

	Executive share option plans	Savings plans	Executive share award plans
2013
Risk free interest rate	0.8%	0.4%	0.3%
Expected life of the options	60 months	34 months	36 months
Expected volatility	15%	12%	—
Dividend yield	2.7%	2.6%	2.7%
Weighted average exercise price	1725p	1393p	—
Weighted average share price	1745p	1794p	1760p
Weighted average fair value of options/awards granted in the year	99p	272p	916p
Number of options/awards granted in the year	4.3 million	1.4 million	3.1 million
Fair value of all options/awards granted in the year	£4 million	£4 million	£28 million
2012
Risk free interest rate	1.3%	0.9%	0.8%
Expected life of the options	60 months	35 months	36 months
Expected volatility	15%	13%	—
Dividend yield	3.3%	3.3%	3.3%
Weighted average exercise price	1257p	987p	—
Weighted average share price	1226p	1319p	1253p
Weighted average fair value of options/awards granted in the year	86p	193p	869p
Number of options/awards granted in the year	5.9 million	1.8 million	4.9 million
Fair value of all options/awards granted in the year	£5 million	£3 million	£43 million
2011
Risk free interest rate	2.0%	1.1%	1.3%
Expected life of the options	60 months	34 months	36 months
Expected volatility	23%	16%	—
Dividend yield	3.3%	3.3%	3.3%
Weighted average exercise price	1087p	908p	—
Weighted average share price	1098p	1162p	1214p
Weighted average fair value of options/awards granted in the year	171p	247p	652p
Number of options/awards granted in the year	5.3 million	2.0 million	4.3 million
Fair value of all options/awards granted in the year	£9 million	£5 million	£28 million

The risk free interest rate is based on UK government bond rates in effect at the time of the grant, for the expected life of the option. The expected life of the options represents the period of time that options granted are expected to be outstanding. The group uses historical data to estimate option exercise and employee termination within the valuation model. Expected volatility is based on implied volatilities from traded options on the group's shares, historical volatility of the group's shares and other factors.

Notes to the consolidated financial statements (continued)

29.   Employee share compensation (continued)

        Option holdings in the following tables are stated as ordinary share equivalents in pence. Options prices are translated at the following exchange rates: grants at actual exchange rates; exercises and cancellations at average exchange rates; and closing balances at year end exchange rates.

(a)    Outstanding options    Options over ordinary shares and over ADSs (US schemes only) outstanding at 30 June 2013 are as follows:

	Range of exercise prices pence	Number at 30 June 2013	Weighted average remaining contractual life months
Executive share option plans	600-699	249,421	2
	700-799	476,623	20
	800-899	742,467	29
	900-999	3,232,658	62
	1000-1099	5,349,789	74
	1100-1199	2,383,098	75
	1200-1299	6,131,532	92
	1300-1399	858,700	50
	1500-1599	387,678	104
	1700-1799	2,642,701	111
	1800-1899	1,495,676	111
	1900-1999	79,740	116

		24,030,083	80

Savings plans	700-799	525,297	20
	800-899	631,427	9
	900-999	1,930,127	26
	1300-1399	919,056	43
	1500-1599	486,308	6

		4,492,215	24

Notes to the consolidated financial statements (continued)

29.   Employee share compensation (continued)

(b)    Transactions on schemes    Transactions on the share option and share award plans and the weighted average grant date fair value for options and shares for the three years ended 30 June 2013 were as follows:

	Executive share option plans		Savings plans		Executive share award plans
	Number of options	Weighted average exercise price pence	Number of options	Weighted average exercise price pence	Number of awards
Balance outstanding at 30 June 2010	41,333,401	1009	7,159,343	817	9,236,791
Granted	5,331,223	1087	2,029,288	940	4,259,304
Exercised/awarded	(5,994,282)	901	(2,033,630)	806	(343,334)
Forfeited/expired	(1,593,508)	965	(558,879)	847	(1,888,630)

Balance outstanding at 30 June 2011	39,076,834	996	6,596,122	865	11,264,131
Granted	5,903,500	1257	1,794,909	987	4,881,856
Exercised/awarded	(9,271,422)	974	(1,992,376)	854	(660,353)
Forfeited/expired	(3,687,949)	1049	(604,436)	910	(3,488,448)

Balance outstanding at 30 June 2012	32,020,963	1065	5,794,219	884	11,997,186
Granted	4,313,863	1725	1,426,761	1393	3,119,298
Exercised/awarded	(10,386,039)	1016	(2,053,050)	854	(2,618,170)
Forfeited/expired	(1,918,704)	1058	(675,715)	915	(1,236,088)

Balance outstanding at 30 June 2013	24,030,083	1224	4,492,215	1063	11,262,226

Number of options exercisable at:
30 June 2013	10,167,829	1031	21,877	785

30 June 2012	15,112,388	1025	201,613	933

30 June 2011	17,194,922	967	136,758	1069

(c)    Employee share trusts, potential issues of ordinary shares and voting rights    In order to hedge its obligations under the share option and share award plans, the group either issues new shares, or purchases own shares directly and holds them as treasury shares, or it funds trusts to acquire shares in the company on the open market. The shares held are accounted for as a deduction in arriving at shareholders' equity. Call options are also used to manage some of the group's obligations. Dividends receivable by the employee share trusts on the shares are waived.

        Where shares held by employee share trusts have been allocated to employee share plan participants, they may exercise their voting rights. Where shares are held by employee share trusts and have not been allocated to participants, the trustee abstains from voting.

30.   Post balance sheet events

On 4 July 2013 Diageo purchased an additional 14.98% equity interest (21.76 million shares) in United Spirits Limited (USL) at a cost of INR 1440 per share totalling INR 31.3 billion (£344 million) from United Breweries (Holdings) Limited (UBHL), subsidiaries of UBHL and USL and SWEW Benefit

Notes to the consolidated financial statements (continued)

30.   Post balance sheet events (continued)

Company (a company established for the benefit of certain USL employees) on completion of the share purchase agreement of 9 November 2012 (the SPA). This has taken the group's equity interest in USL to 25.02%. With the completion of this purchase, the shareholders' agreement between Diageo, UBHL and Kingfisher Finvest India Limited (a subsidiary of UBHL) has become effective. Diageo's 25.02% shareholding in USL, together with the voting and other governance arrangements agreed with the UBHL group including Dr Mallya's continued role as Chairman of USL, will enable Diageo to reflect the results of USL in its consolidated accounts.
        As previously announced by Diageo on 4 July, the High Court of Karnataka (the High Court) had granted leave under sections 536 and 537 of the Indian Companies Act in respect of five winding-up petitions (the Original Petitions) against UBHL that were pending on the date of the SPA, to enable the sale by UBHL to Diageo to take place notwithstanding the continued existence of those winding-up petitions. Two additional winding-up petitions were brought against UBHL after 9 November 2012, and the leave granted by the High Court does not extend to them. It is possible that the decision of the High Court in respect of the Original Petitions could be reviewed on appeal, and appeals against the grant of leave have been filed by certain petitioners. As also previously announced, it was considered unlikely that any appeal process in respect of the leave decision on the Original Petitions would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired 10.14 million USL shares from UBHL as part of the completion on 4 July 2013. In the event that a winding-up order is passed in respect of UBHL, the sale of these USL shares by UBHL to Diageo would, as a matter of Indian company law, be treated as automatically void unless leave of the court in respect of all relevant winding-up petitions had been or were obtained for that sale. Accordingly, it is possible that, if a winding-up order were to be passed in respect of UBHL, title to these 10.14 million USL shares acquired from UBHL could be lost. If, following any such winding-up order, the sale of these USL shares by UBHL were to be treated as automatically void, it would remain open for retrospective leave to be sought for that sale in respect of any relevant winding-up petition, though there can be no certainty as to the outcome of any such application or the timeframe within which it would be concluded. Adverse results for Diageo in any such proceedings could harm the value of Diageo's investment in USL and Diageo's future financial results.

        In addition on 4 July 2013, Diageo Holdings Netherlands B.V. (DHN), a wholly owned subsidiary of Diageo plc, agreed to issue a conditional back-stop guarantee to Standard Chartered Bank (Standard Chartered) in respect of the liabilities of Watson Limited (Watson), a company affiliated with Dr Mallya, under a $135 million (£89 million) facility that Standard Chartered, subject to agreement of full documentation and implementation of a security package, would advance to Watson. The terms require that any right of Standard Chartered to call on the guarantee from DHN will be subject to Standard Chartered having first taken certain agreed steps to recover from Watson, including defined steps towards enforcement of its expected security package. In addition, the terms require that DHN would have, in respect of its potential liability under this guarantee, the benefit of counter-indemnities from Watson and Dr Mallya as well as the security package put in place for the Standard Chartered facility.

Principal group companies

        This section on principal group companies forms part of the audited financial statements.

	Country of incorporation	Country of operation	Percentage of equity owned	Business description
Subsidiaries
Diageo Ireland	Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Great Britain Limited	England	Worldwide	100%	Marketing and distribution of premium drinks
Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Brands BV	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks
Diageo North America, Inc	United States	Worldwide	100%	Production, importing, marketing and distribution of premium drinks
Diageo Capital plc*	Scotland	United Kingdom	100%	Financing company for the group
Diageo Finance plc*	England	United Kingdom	100%	Financing company for the group
Diageo Capital BV	Netherlands	Netherlands	100%	Financing company for the group
Diageo Finance BV	Netherlands	Netherlands	100%	Financing company for the group
Diageo Investment Corporation	United States	United States	100%	Financing company for the US group
Associate
Moët Hennessy, SNC**	France	France	34%	Production and distribution of premium drinks

*
Directly owned by Diageo plc.

**
French partnership.

All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.

Report of independent registered public accounting firm – internal controls

The board of directors and shareholders
Diageo plc:

        We have audited Diageo plc's internal control over financial reporting as of 30 June 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Diageo plc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting, appearing in the Corporate Governance Report in Diageo plc's Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, Diageo plc maintained, in all material respects, effective internal control over financial reporting as of 30 June 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Diageo plc and subsidiaries on pages 159 to 245 which comprise the consolidated balance sheets as of 30 June 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended 30 June 2013, including the disclosures identified as 'part of the audited financial statements' within the 'Critical accounting policies' section on pages 82 to 83, the

Report of independent registered public accounting firm – internal controls (continued)

'Share and other interests' on pages 134 to 135, the 'Key management personnel related party transactions' on pages 135 to 136 and the 'Principal group companies' on page 246 and our report dated 30 July 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG Audit Plc
London, England
30 July 2013

Unaudited computation of ratio of earnings to fixed charges

	Year ended 30 June
	2013	2012	2011	2010	2009
	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes on income, non-controlling interests and discontinued operations	3,123	3,121	2,360	2,239	1,990
Less: Capitalised interest	(2)	(5)	(4)	(5)	(4)
Less: Share of associates' income	(199)	(213)	(176)	(142)	(164)
Add: Dividends received from associates	203	166	138	111	179
Add: Fixed charges	725	710	714	970	869

	3,850	3,779	3,032	3,173	2,870

Fixed charges
Interest payable and other finance charges (note)	683	667	675	935	836
Add: Interest capitalised	2	5	4	5	4
Add: One third of rental expense	40	38	35	30	29

	725	710	714	970	869

	ratio	ratio	ratio	ratio	ratio
Ratio	5.3	5.3	4.2	3.3	3.3

Note

In the year ended 30 June 2009, the impact of foreign exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement was £11 million. In the year ended 30 June 2010 an additional £10 million charge was recognised (2009 – £33 million charge) in respect of exchange rate translation differences on inter-company funding arrangements where hedge accounting was not applicable.

Additional information for shareholders

Legal proceedings

Information on legal proceedings is set out in note 26 to the consolidated financial statements.

Related party transactions

Transactions with directors are disclosed in the directors' remuneration report (see 'Directors' remuneration report – Additional information') and transactions with other related parties are disclosed in note 27 to the consolidated financial statements.

Share capital

Major shareholders    At 2 August 2013, the following substantial interests (3% or more) in the company's ordinary share capital (voting securities) had been notified to the company.

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

        As at the close of business on 2 August 2013, 423,121,081 ordinary shares, including those held through ADSs, were held by approximately 2,739 holders (including ADR holders) with registered addresses in the United States, representing approximately 16.8% of the outstanding ordinary shares (excluding treasury shares). At such date, 105,629,959 ADSs were held by 2,122 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet or Guinness Group ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

Trading market for shares    Diageo plc ordinary shares are listed on the Exchange and on the Dublin and Paris Stock Exchanges. Diageo ADSs, representing four Diageo ordinary shares each, are listed on the NYSE.

        The principal trading market for the ordinary shares is the Exchange. Diageo shares are traded on the Exchange's electronic order book. Orders placed on the order book are displayed on-screen through a central electronic system and trades are automatically executed, in price and then time priority, when orders match with corresponding buy or sell orders.

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

	Per ordinary share		Per ADS
	High	Low	High	Low
	pence	pence	$	$
Year ended 30 June
2009	1065	733	76.65	41.14
2010	1160	867	71.99	56.42
2011	1301	1033	85.43	63.08
2012	1642	1112	104.00	72.77
2013	2085	1649	126.40	102.48
Three months ended
September 2011	1308	1112	83.65	72.77
December 2011	1408	1209	87.39	75.16
March 2012	1553	1381	98.09	85.32
June 2012	1642	1478	104.00	93.38
September 2012	1764	1649	113.13	102.48
December 2012	1886	1747	121.13	111.75
March 2013	2074	1788	125.84	115.36
June 2013	2085	1823	126.40	113.62
2013 monthly
January	1877	1788	119.34	115.36
February	1980	1877	120.94	117.36
March	2074	1972	125.84	118.65
April	2085	1948	126.40	120.10
May	2069	1951	125.78	118.30
June	1956	1823	121.62	113.62
July	2053	1898	125.32	115.84
August (to 2 August 2013)	2077	2074	127.08	125.79

At close of business on 2 August 2013, the market prices for ordinary shares and ADSs were 2075 pence and $127.02 respectively.

Additional information for shareholders (continued)

American depositary shares

Fees and charges payable by ADR holders

Citibank N.A. serves as the depositary (the 'Depositary') for Diageo's ADS programme having replaced the Bank of New York Mellon, the predecessor depositary, on 14 February 2013. Pursuant to the deposit agreement between Diageo, the Depositary and owners and holders of ADSs (the 'Deposit Agreement'), ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge (i) a fee of $5.00 or less per 100 ADSs (or portion of 100 ADSs) relating to the issuance of ADSs, including issuances resulting from a distribution of ordinary shares, rights or other property or the cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates and (ii) in connection with the distribution of other securities to ADR holders, a fee equivalent to the fee that would be payable, if securities distributed by Diageo had been ordinary shares and such ordinary shares had been deposited for issuance of ADSs.

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

Direct and indirect payments by the Depositary

The Depositary reimburses Diageo for certain expenses it incurs in connection with the ADR programme, subject to a ceiling set out in the Depositary Agreement pursuant to which the Depositary provides services to Diageo. The Depositary has also agreed to waive certain standard fees associated with the administration of the programme. Diageo had a similar arrangement with the Bank of New York Mellon.

        Under the contractual arrangements with the Depositary, the Company will receive $1,000,000 each year; with the first such payment due during the course of the financial year ending 30 June 2014. The Depositary also agreed to reimburse the company for up to $37,500 in legal fees associated with the cost of transition of the ADR program. The company's previous contractual arrangements with the Bank of New York Mellon entitled Diageo to payments of $1,200,000 each year, including during the year ended 30 June 2013. These payments are received for continuing annual stock exchange listing fees, routine reporting and programme maintenance, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), legal fees and certain investor relationship programmes and investor relations promotional activities.

Articles of association

Diageo is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307.

Additional information for shareholders (continued)

Articles of association (continued)

        The following description summarises certain provisions of Diageo's articles of association (as adopted by special resolution at the Annual General Meeting on 14 October 2009) and applicable English law concerning companies (the Companies Acts), in each case as at 2 August 2013. This summary is qualified in its entirety by reference to the Companies Acts and Diageo's articles of association.

        Information on where investors can obtain copies of Diageo's articles of association is provided under 'Additional information for shareholders – Documents on display' below.

        All of Diageo's ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by Diageo from the holders of such shares.

        Any amendment to the articles of association of the company may be made in accordance with the provisions of the Companies Act 2006, by way of special resolution.

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

Articles of association (continued)

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

Additional information for shareholders (continued)

Articles of association (continued)

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

Additional information for shareholders (continued)

Articles of association (continued)

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

Disclosure of interests in Diageo's shares    There are no provisions in Diageo's articles of association whereby persons acquiring, holding or disposing of a certain percentage of Diageo's shares are required to make disclosure of their ownership percentage, although there are such requirements under the Companies Acts. The basic disclosure requirement under Part 6 of the Financial Services and Markets Act 2000 and Rule 5 of the Disclosure and Transparency Rules made by the Financial Conduct Authority (successor to the UK Financial Services Authority) imposes a statutory obligation on a person to notify Diageo and the Financial Conduct Authority of the percentage of the voting rights in Diageo he directly or indirectly holds or controls, or has rights over, through his direct or indirect holding of certain financial instruments, if the percentage of those voting rights:

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

General meetings and notices    At least 21 clear days' written notice of an annual general meeting is required. Any general meeting which is not an annual general meeting is called a 'general meeting'. The minimum notice period for general meetings is 21 clear days. This can, however, be reduced to 14 clear days, subject to shareholder approval, and offering shareholders the facility to vote electronically. Diageo already offers shareholders the facility to vote by electronic means (via its online proxy service), and intends to put the necessary resolution to the forthcoming Annual General Meeting, as it did in 2012, to approve the holding of subsequent general meetings on not less than 14 clear days' notice. This approval will expire at the next Annual General Meeting.

Additional information for shareholders (continued)

Articles of association (continued)

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

Additional information for shareholders (continued)

Articles of association (continued)

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

Documents on display

The Form 20-F and any other documents filed by the company with the US Securities Exchange Commission may be inspected at the Securities and Exchange Commission's public reference room located at 100 F Street, NE, Washington, DC 20549 or on the SEC's website (www.sec.gov). Information on the operation of the public reference room can be obtained by calling the Securities and Exchange Commission at 1 800 SEC 0330.

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

Additional information for shareholders (continued)

Taxation (continued)

        If a partnership holds ordinary shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding ordinary shares or ADSs should consult their tax advisor with regard to the US federal income tax treatment of an investment in ordinary shares or ADSs.

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

Dividends UK taxation    There is no UK withholding tax on dividends. A shareholder who is an individual resident for UK tax purposes in the United Kingdom that receives a dividend from the

Additional information for shareholders (continued)

Taxation (continued)

company will generally be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related credit, known as the gross dividend, which will be regarded as the top slice of the individual's income. In the case of a shareholder who is liable to income tax at the basic rate, the tax credit will be treated as discharging the individual's liability to income tax in respect of the gross dividend. In the case of a shareholder who is liable to income tax at the higher rate, the individual will be subject to tax on the gross dividend at the rate of 32.5%, to the extent that the gross dividend falls above the threshold for the higher rate of income tax when it is treated (as mentioned above) as the top slice of the individual's income. This means that the tax credit will satisfy only part of the individual's liability to income tax on the gross dividend, so that the individual will have to account for income tax equal to 22.5% of the gross dividend. In the case of a shareholder who is liable to income tax at the additional rate, the individual will be subject to tax on the gross dividend at the rate of 37.5%, to the extent that the gross dividend falls above the threshold for the additional rate of income tax when it is treated (as mentioned above) as the top slice of the individual's income. This means that the tax credit will satisfy only part of the individual's liability to income tax on the gross dividend, so that the individual will have to account for income tax equal to 27.5% of the gross dividend. Shareholders within the charge to UK corporation tax which are small companies (for the purposes of the UK taxation of dividends) will not generally be subject to tax on dividends from Diageo. Other shareholders within the charge to UK corporation tax will not be subject to tax on dividends from Diageo so long as the dividends fall within an exempt class and certain conditions are met. In general, dividends paid on shares that are ordinary share capital for UK tax purposes and are not redeemable and dividends paid to a person holding less than 10% of the issued share capital of the payer (or any class of that share capital) are examples of dividends that fall within an exempt class. A shareholder who is not liable for tax on dividends received on the shares will not be entitled to claim payment of the tax credit in respect of those dividends.

        Eligible US holders will not normally be entitled to a tax credit under the Treaty, nor will they be subject to a withholding tax by the United Kingdom.

US taxation    Under the US federal income tax laws, and subject to the passive foreign investment company (PFIC), rules discussed below, the gross amount of any dividend paid to a US holder by Diageo in respect of its ordinary shares or ADSs out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) is subject to US federal income taxation.

        Dividends paid to a non-corporate US holder that constitute qualified dividend income will be taxed at the preferential rates applicable to long term capital gains, provided that the ordinary shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by Diageo with respect to its ordinary shares or ADSs generally will be qualified dividend income to US holders that meet the holding period requirement. Under UK law, dividends are not subject to UK withholding tax. Therefore, the US holder will include in income for US federal income tax purposes the amount of the dividend received, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

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

Additional information for shareholders (continued)

Taxation (continued)

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

Taxation of capital gains UK taxation    A citizen or resident (for tax purposes) of the United States who has at no time been either resident or ordinarily resident in the United Kingdom will not be liable for UK tax on capital gains realised or accrued on the sale or other disposal of ordinary shares or ADSs, unless the ordinary shares or ADSs are held in connection with a trade or business carried on by the holder in the United Kingdom through a UK branch, agency or a permanent establishment. A disposal (or deemed disposal) of shares or ADSs by a holder who is resident or (in the case of an individual) resident or ordinarily resident in the United Kingdom may, depending on the holder's particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

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

Additional information for shareholders (continued)

Taxation (continued)

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

Warning to shareholders – share fraud

        Please beware share fraud of 'boiler room' scams, where shareholders are called 'out of the blue' by fraudsters (sometimes claiming to represent Diageo) attempting to obtain money or property dishonestly. Further information is available in the investor section of the company's website (www.diageo.com) but in short, if in doubt, take proper professional advice before making any investment decision.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

DIAGEO plc (REGISTRANT)
/s/ DA MAHLAN Name: DA Mahlan Title: Chief financial officer

12 August 2013

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
4.2	Service Agreement, dated 7 May 2013, between Diageo plc, Diageo North America, Inc. and Ivan Menezes.
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
4.21
Diageo plc Associated Companies Share Incentive Plan, dated as of 23 August 2011 (incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 5 September 2012).
6.1	Description of earnings per share (included in note 10 to the consolidated financial statements on page 200 of this Annual Report on Form 20-F.
7.1	Description of unaudited computation of ratio of earnings to fixed charges (included on page 249 of this Annual Report on Form 20-F).
8.1	Principal group companies (included on page 246 of this Annual Report on Form 20-F).
12.1	Certification of Ivan Menezes filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Deirdre A. Mahlan filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of Ivan Menezes furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
13.2	Certification of Deirdre A. Mahlan furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
15.1	Consent of independent registered public accounting firm.

*
Pursuant to an Agreement of Resignation, Appointment and Acceptance dated 16 October 2007 by and among Diageo plc, Diageo Capital plc, Diageo Finance BV, Diageo Investment Corporation, The Bank of New York and Citibank NA, The Bank of New York Mellon has become the successor trustee to Citibank NA under Diageo's indentures dated 3 August 1998, 8 December 2003 and 1 June 1999.

Cross reference to Form 20-F

Item	Required item in 20-F	Page(s)
Part I
1.	Identity of directors, senior management and advisers	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key information
	A. Selected financial data	1-4
	B. Capitalisation and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	24-31
4.	Information on the company
	A. History and development of the company	5, 23-24, 232-235, 246
	B. Business overview	7-24, 34, 91-93, 172-178
	C. Organizational structure	246
	D. Property, plant and equipment	10-13, 16, 206-207
4A.	Unresolved staff comments	Not applicable
5.	Operating and financial review and prospects
	A. Operating results	21-22, 34-74, 178, 214-215
	B. Liquidity and capital resources	75-81, 210-212, 217-220, 224, 235-237, 239
	C. Research and development, patents and licenses, etc.	20-21
	D. Trend information	34
	E. Off-balance sheet arrangements	81
	F. Tabular disclosure of contractual obligations	79
	G. Safe harbor	32-33
6.	Directors, senior management and employees
	A. Directors and senior management	96-100, 126-130
	B. Compensation	102-108, 113-136, 239-243
	C. Board practices	96-98, 107-109, 122-126, 141-146
	D. Employees	19-20, 181
	E. Share ownership	122, 129-136, 239-244
7.	Major shareholders and related party transactions
	A. Major shareholders	250
	B. Related party transactions	135, 237-238
	C. Interests of experts and counsel	Not applicable
8.	Financial information
	A. Consolidated statements and other financial information	157-246
	B. Significant changes	244
9.	The offer and listing
	A. Offer and listing details	250-251
	B. Plan of distribution	Not applicable
	C. Markets	250
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable

Item	Required item in 20-F	Page(s)
10.	Additional information
	A. Share capital	Not applicable
	B. Memorandum and articles of association	252-258
	C. Material contracts	122-123, 240-244
	D. Exchange controls	258
	E. Taxation	259-262
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	258
	I. Subsidiary information	Not applicable
11.	Quantitative and qualitative disclosures about market risk	80-82, 214-225
12.	Description of securities other than equity securities
	A. Debt securities	Not applicable
	B. Warrants and rights	Not applicable
	C. Other securities	Not applicable
	D. American depositary shares	252
Part II
13.	Defaults, dividend arrearages and delinquencies	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
15.	Controls and procedures
	A. Disclosure controls and procedures	146-147
	B. Management's report on internal control over financial reporting	150
	C. Attestation report of the registered public accounting firm	158
	D. Changes in internal control over financial reporting	150
16A.	Audit committee financial expert	141
16B.	Code of ethics	147-148
16C.	Principal accountant fees and services	141-143, 180
16D.	Exemptions from the listing standards for audit committees	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers	78, 228-230
16F.	Change in registrant's certifying accountant	Not applicable
16G.	Corporate governance	152-153
16H.	Mine safety disclosure	Not applicable
Part III
17.	Financial statements	Not applicable
18.	Financial statements	See Item 8
19.	Exhibits	264-266

Page(s)
Additional information
Unaudited computation of ratio of earnings to fixed charges	249
Glossary of terms and US equivalents	270

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

Glossary of terms and US equivalents

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Term used in UK annual report	US equivalent or definition
Associates	Entities accounted for under the equity method
American Depositary Receipt (ADR)	Receipt evidencing ownership of an ADS
American Depositary Share (ADS)	Registered negotiable security, listed on the New York Stock Exchange, representing four Diageo plc ordinary shares of 28 101/108 pence each
Called up share capital	Common stock
Capital redemption reserve	Other additional capital
Company	Diageo plc
CPI	Consumer price index
Creditors	Accounts payable and accrued liabilities
Debtors	Accounts receivable
Employee share schemes	Employee stock benefit plans
Employment or staff costs	Payroll costs
Equivalent units`	An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. To convert volume of products other than spirits to equivalent units: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10, and certain pre-mixed products classified as ready to drink in nine-litre cases divide by five
Euro, €, ¢	Euro currency
Exceptional items	Items that, in management's judgement, need to be disclosed separately by virtue of their size or incidence
Excise duty	Tax charged by a sovereign territory on the production, manufacture, sale or distribution of selected goods (including imported goods) within that territory. It is generally based on the quantity or alcohol content of goods, rather than their value, and is typically applied to alcohol products and fuels
Finance lease	Capital lease
Financial year	Fiscal year
Free cash flow	Net cash flow from operating activities aggregated with net purchase and disposal of property, plant and equipment and computer software and with movements in loans
Freehold	Ownership with absolute rights in perpetuity
GAAP	Generally accepted accounting principles
Group and Diageo	Diageo plc and its consolidated subsidiaries
IFRS	International Financial Reporting Standards as adopted for use in the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board
Impact Databank	An international data resource for the beverage alcohol industry that is independent from industry participants
LIBOR	London Interbank Offered Rate
Net sales	Sales after deducting excise duties
Noon buying rate	Buying rate at noon in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York
Operating profit	Net operating income
Organic movement	At level foreign exchange rates and after adjusting for exceptional items, acquisitions and disposals for continuing operations
Own shares	Treasury stock
Pound sterling, sterling, £, pence, p	UK currency
Price/mix	Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented
Profit	Earnings
Profit for the year	Net income
Provisions	Accruals for losses/contingencies
Reserves	Accumulated earnings, other comprehensive income and additional paid in capital
RPI	Retail price index
RTD	Ready to drink products. Ready to drink also include ready to serve products, such as pre mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States
SEC	US Securities and Exchange Commission
Share premiums	Additional paid in capital or paid in surplus
Shareholders' funds	Shareholders' equity
Shares	Common stock
Shares and ordinary shares	Diageo plc's ordinary shares
Shares in issue	Shares issued and outstanding
Trade and other payables	Accounts payable and accrued liabilities
Trade and other receivables	Accounts receivable
US dollar, US$, $, ¢	US currency