Form 20-F
period 2014-06-30
DIAGEO PLC
filed 2014-08-12
CIK 835403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 30 June 2014

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 2,754,218,534 ordinary shares of 28 101/108 pence each.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 30 June 2014 of Diageo plc (the 2014 Form 20-F).

Contents

4	Introduction
5	Trend information
6	Historical information

10	Strategic report
10	Business description
10	Our business
14	Our structure
15	Brand performance
17	Outstanding breadth and depth across price points
17	Our performance ambition
18	Our business model
19	Chairman’s statement
21	Chief executive’s statement
23	How we will deliver our ambition: Performance drivers
24	How we will deliver our ambition: Sustainability & Responsibility
28	How we measure performance: Key performance indicators
31	Risk factors
36	Cautionary statement concerning forward-looking statement

38	Business review
38	Market dynamics
41	Operating results 2014 compared with 2013
68	Operating results 2013 compared with 2012
84	Liquidity and capital resources
87	Contractual obligations and other commitments
87	Post balance sheet events
88	Off-balance sheet arrangements
88	Risk management
88	Critical accounting policies
88	New accounting standards
89	Sustainability & Responsibility review
102	Definitions and reconciliation of non-GAAP measures to GAAP measures

112	Governance
112	Board of Directors and Company Secretary
114	Executive Committee
116	Corporate Governance Report
122	Report of the Audit Committee
125	Directors’ Remuneration Report
146	Directors’ Report

Contents (continued)

148	Financial statements
148	Reports of independent registered public accounting firms
150	Consolidated income statement
151	Consolidated statement of comprehensive income
152	Consolidated balance sheet
153	Consolidated statement of changes in equity
154	Consolidated statement of cash flows
Notes to the consolidated financial statements
155	Accounting information and policies
158	Results for the year
173	Operating assets and liabilities
189	Risk management and capital structure
202	Other financial information

208	Report of independent registered public accounting firm - internal controls

209	Unaudited computation of ratio of earnings to fixed charges

210	Additional information for shareholders
210	Legal proceedings
210	Related party transactions
210	Share capital
211	American depositary shares
212	Articles of association
215	Exchange controls
215	Documents on display
215	Taxation
217	Warning to shareholders - share fraud
218	Signature
219	Exhibits
221	Cross reference to Form 20-F

223	Glossary of terms and US equivalents

Introduction

Diageo is the world’s leading premium drinks business. Its geographic breadth and range of industry leading brands across categories and price points is unparalleled.

Diageo plc is incorporated as a public limited company in England and Wales. Diageo was incorporated as Arthur Guinness Son and Company Limited on 21 October 1886. The group was formed by the merger of Grand Metropolitan Public Limited Company (GrandMet) and Guinness PLC (the Guinness Group) in December 1997. Diageo plc’s principal executive office is located at Lakeside Drive, Park Royal, London NW10 7HQ and its telephone number is +44 (0) 20 8978 6000.

This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2014. The information set out in this Form 20-F does not constitute Diageo plc’s statutory accounts under the UK Companies Acts for the years ended 30 June 2014, 2013 or 2012. KPMG LLP has reported on the accounts for the year ended 2014 and KPMG Audit Plc has reported on those accounts for the the years ended 30 June 2013 and 2012; their audit reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the accounts for the years ended 30 June 2014, 2013 or 2012. The accounts for 2013 and 2012 have been delivered to the registrar of companies and those for 2014 will be delivered in due course.

This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. For more details, please refer to the cautionary statement concerning forward-looking statements on pages 36-37.

The content of the company’s website (www.diageo.com) should not be considered to form a part of or be incorporated into this report. This report includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use. In this report, the term ‘company’ refers to Diageo plc and terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries, except as the context otherwise requires. A glossary of terms used in this report is included at the end of the report.

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

Information presented

As at 1 July 2013 the group adopted a number of new standards and amendments and the application of IFRS11 - Joint arrangements and the amendment to IAS19 - Employee benefits resulted in a restatement of comparative figures. The impact on the group’s consolidated statement of comprehensive income and net cash flow for the years ended 30 June 2013 and 30 June 2012, and net assets as at 30 June 2013 and 30 June 2012 is provided in note 18 to the consolidated financial statements on pages 202 and 203.

Unless otherwise stated in this document, percentage movements are organic movements. These movements and operating margins are before exceptional items. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to value share. See the ‘Definitions and reconciliations of non-GAAP measures to GAAP measures’ for an explanation of organic movement calculations on page 102.

The brand ranking information presented in this report, when comparing volume information with competitors, has been sourced from data published by Impact Databank, IWSR, IRI, Beverage Information Group or Plato Logic. Market data information and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates.

Disclosures not incorporated by reference

The following pages and sections of the Annual Report of Diageo plc for the year ended 30 June 2014, are not incorporated by reference into this report on Form 20-F and are furnished to the SEC for information only:

•                  disclosures in the section ‘Strategic report – Business description – How we will deliver our ambition: Sustainability & Responsibility’ on pages 24 to 27.

•                  disclosures on page 30 in the section ‘Strategic report – Business description – How we measure performance: Key performance indicators’ of non-financial key performance indicators.

•                  disclosures included under the titles ‘Sustainability & Responsibility’ on pages 51, 54, 57, 60 and 63 in relation to each reporting segment in the Segment Review.

•                  disclosures in the section ‘Strategic report – Business review – Sustainability & Responsibility review’ on pages 89 to 101.

Trend information

The following comments were made by Ivan Menezes, Chief Executive of Diageo, in Diageo’s preliminary announcement on 31 July 2014:

“This year our business has faced macroeconomic and market specific challenges that have impacted our top line performance. But we have gained share and expanded margin while continuing to invest in our brands, our markets and our people to create a stronger business that will deliver on the long term growth opportunities of this attractive industry.

Our regional performance has been mixed. In North America we have again delivered top line growth and significant margin expansion and our Western European business is now stable. Emerging market weakness, often currency related, but also including some specific issues, such as the anti extravagance measures in China, has led to weaker top line growth.

When I became CEO a year ago I aligned the business behind the key performance drivers which will deliver our strategy. We have made good progress. Reserve has performed strongly; innovation has driven incremental sales in all regions; route to consumer initiatives have been embedded across a number of markets with more to follow in fiscal 15; ruthless focus on driving out cost has driven margin improvement and we have reshaped the organisation and enhanced skills and capability across the whole team at Diageo. We have made progress in accelerating the performance of our premium core brands but these brands have been under pressure given the environment this year, although we have delivered share gains in a number of markets.

The tougher trading environment this year has confirmed my view that these six priorities give the business clarity and focus. We have simplified the organisation, freeing up everyone to act like an owner and sell or help to sell, changing behaviours across the business.

Therefore we start fiscal 15 as a more agile organisation, building on the changes in behaviours that have been made across the business this year. The catalysts for a near term recovery of consumer spend in the emerging markets are still weak however the future growth drivers for this industry, its aspirational nature as consumers in the emerging markets see increasing disposable income, are undiminished. Diageo has leading brand and market positions and financial strength and our recent acquisitions have given us a strong emerging market footprint. The opportunity for Diageo to realise our full potential and deliver our performance ambition remains an exciting one.”

Historical information

The following tables present selected consolidated financial data for Diageo for the five years ended 30 June 2014 and as at the respective year ends. The data presented below has been derived from Diageo’s consolidated financial statements, audited by Diageo’s independent auditor and has been restated to reflect the adjustments resulting from the adoption of new accounting standards and an amendment to accounting standard.

Income statement data

	Year ended 30 June
	2014 £ million	2013 (restated) £ million	2012 (restated) £ million	2011 (restated) £ million	2010 (restated) £ million
Sales	13,980	15,276	14,392	13,043	12,793
Excise duties	(3,722)	(3,973)	(3,753)	(3,224)	(3,116)
Net sales	10,258	11,303	10,639	9,819	9,677
Cost of sales	(4,029)	(4,416)	(4,208)	(3,958)	(4,050)
Gross profit	6,229	6,887	6,431	5,861	5,627
Marketing	(1,620)	(1,769)	(1,671)	(1,520)	(1,406)
Other operating expenses	(1,902)	(1,738)	(1,652)	(1,789)	(1,683)
Operating profit	2,707	3,380	3,108	2,552	2,538
Non-operating items	140	(83)	147	(14)	(15)
Net interest and other finance charges	(388)	(457)	(441)	(449)	(490)
Share of after tax results of associates and joint ventures	252	217	229	192	155
Profit before taxation	2,711	3,057	3,043	2,281	2,188
Taxation	(447)	(507)	(1,011)	(321)	(461)
Profit from continuing operations	2,264	2,550	2,032	1,960	1,727
Discontinued operations	(83)	—	(11)	—	(19)
Profit for the year	2,181	2,550	2,021	1,960	1,708

Per share data	pence	pence	pence	pence	pence
Dividend per share	51.7	47.4	43.5	40.4	38.1
Earnings per share
Basic
Continuing operations	93.0	98.0	76.6	74.3	65.2
Discontinued operations	(3.3)	—	(0.4)	—	(0.8)
Basic earnings per share	89.7	98.0	76.2	74.3	64.4
Diluted
Continuing operations	92.6	97.4	76.2	74.1	65.1
Discontinued operations	(3.3)	—	(0.4)	—	(0.8)
Diluted earnings per share	89.3	97.4	75.8	74.1	64.3

	million	million	million	million	million
Weighted average number of shares	2,506	2,502	2,495	2,493	2,486

Historical information (continued)

Balance sheet data

	As at 30 June
	2014 £ million	2013 (restated) £ million	2012 (restated) £ million	2011 (restated) £ million	2010 (restated) £ million
Non-current assets	15,495	16,481	15,098	12,633	12,509
Current assets	7,469	8,510	7,171	7,087	6,885
Total assets	22,964	24,991	22,269	19,720	19,394
Current liabilities	(4,851)	(5,519)	(4,762)	(4,903)	(3,934)
Non-current liabilities	(10,523)	(11,384)	(10,715)	(8,858)	(10,698)
Total liabilities	(15,374)	(16,903)	(15,477)	(13,761)	(14,632)
Net assets	7,590	8,088	6,792	5,959	4,762
Share capital	797	797	797	797	797
Share premium	1,345	1,344	1,344	1,343	1,342
Other reserves	2,243	3,154	3,213	3,300	3,245
Retained earnings/(deficit)	2,438	1,741	234	(195)	(1,377)
Equity attributable of equity shareholders of the parent company	6,823	7,036	5,588	5,245	4,007
Non-controlling interests	767	1,052	1,204	714	755
Total equity	7,590	8,088	6,792	5,959	4,762

Net borrowings	(8,850)	(8,403)	(7,573)	(6,480)	(6,980)

Notes to the historical information

1. Accounting policies The consolidated financial statements for the five years ended 30 June 2014 have been prepared in accordance with IFRS. The IFRS accounting policies applied by the group to prepare the financial information in this document are disclosed in the notes to the consolidated financial statements.

2. Impact of new accounting standards and amendments to accounting standards As reported in note 1 to the consolidated financial statements, the group has adopted IFRS 11 and the amendment to IAS 19.

IFRS 11 has changed the accounting for certain joint arrangements which were formerly consolidated on a line by line basis. As a result the group’s share of net income from certain joint arrangements is now included in the line ‘Share of after tax results of associates and joint ventures’. The amendment to IAS 19 changed the calculation of the amounts for post employment arrangements included in operating profit, finance charges and the statement of comprehensive income. All comparative information has been restated.

The adoption of the changes reduced sales for the year ended 30 June 2013 by £211 million (2012 – £202 million; 2011 – £189 million; 2010 – £165 million), reduced net profit for the year ended 30 June 2013 by £44 million (2012 – £51 million; 2011 – £57 million; 2010 – £35 million) and reduced basic earnings per share for the year ended 30 June 2013 by 1.3 pence (2012 – 1.6 pence; 2011 – 1.9 pence; 2010 – 1.1 pence). The impact on the balance sheet data is not material. See note 18 to the consolidated financial statements for more information.

See note 18 to the consolidated financial statements for an analysis of the impact on the income statement for the years ended 30 June 2013 and 30 June 2012.

Historical information (continued)

3. Exceptional items Exceptional items are charges or credits which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for thea user to obtain a properfull understanding of the financial information. Such items are included within the income statement caption to which they relate. An analysis of exceptional items is as follows:

	Year ended 30 June
	2014 £ million	2013 £ million	2012 £ million	2011 £ million	2010 £ million
Items included in operating profit
Restructuring programmes	(163)	(69)	(96)	(111)	(142)
Pension changes – past service credits	—	20	115	—	—
Brand and tangible asset impairment	(264)	(50)	(59)	(39)	(35)
Duty settlements	—	—	—	(127)	—
SEC settlement	—	—	—	(12)	—
	(427)	(99)	(40)	(289)	(177)
Non-operating items	140	(83)	147	(14)	(15)
Items included in taxation
Tax on exceptional operating items	99	27	19	51	39
Tax on sale of businesses	—	28	—	3	10
Loss of future tax amortisation	—	—	(524)	—	—
Settlements with tax authorities	—	—	—	66	—
	99	55	(505)	120	49
Exceptional items in continuing operations	(188)	(127)	(398)	(183)	(143)
Discontinued operations net of taxation (note 4)	(83)	—	(11)	—	(19)
Exceptional items	(271)	(127)	(409)	(183)	(162)

4. Discontinued operations In the year ended 30 June 2014 discontinued operations represents a charge after taxation of £83 million (2013 – £nil; 2012 – £11 million; 2011 – £nil; 2010 – £19 million) in respect of the settlement of thalidomide litigation in Australia and New Zealand and anticipated future payments to thalidomide organisations.

5. Dividends The board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of any future dividends, subject to shareholder approval, will depend upon Diageo’s earnings, financial condition and such other factors as the board deems relevant. Proposed dividends are not considered to be a liability until they are approved by the board for the interim dividend and by the shareholders at the annual general meeting for the final dividend.

The table below sets out the amounts of interim, final and total cash dividends paid by the company on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the actual rate on each of the respective dividend payment dates.

		Year ended 30 June
		2014 pence	2013 pence	2012 pence	2011 pence	2010 pence
Per ordinary share	Interim	19.70	18.10	16.60	15.50	14.60
	Final	32.00	29.30	26.90	24.90	23.50
	Total	51.70	47.40	43.50	40.40	38.10

		$	$	$	$	$
Per ADS	Interim	1.31	1.10	1.05	1.01	0.89
	Final	2.15	1.89	1.72	1.59	1.48
	Total	3.46	2.99	2.77	2.60	2.37

Note: Subject to shareholders’ approval the final dividend for the year ended 30 June 2014 will be paid on 2 October 2014, and payment to US ADR holders will be made on 7 October 2014. In the table above, an exchange rate of £1 = $1.68 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 2 October 2014.

6. Net borrowings Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

7. Share capital There were 2,754 million ordinary share of 28 101/108 pence each in issue with a nominal value of £797 million throughout the five year period ended 30 June 2014.

Historical information (continued)

8. Exchange rates A substantial portion of the group’s assets, liabilities, revenues and expenses are denominated in currencies other than pounds sterling. For a discussion of the impact of exchange rate fluctuations on the group’s financial position and results of operations, see note 15 to the consolidated financial statements.

The following table shows period end and average US dollar/pound sterling noon buying exchange rates, for the periods indicated, expressed in US dollars per £1.

	Year ended 30 June
	2014 $	2013 $	2012 $	2011 $	2010 $
Year end	1.71	1.52	1.57	1.61	1.50
Average rate*	1.64	1.57	1.59	1.59	1.57

*  The average of the noon buying rates on the last business day of each month during the year ended 30 June.

The following table shows period end, high, low and average US dollar/pound sterling noon buying exchange rates by month, for the six month period to 31 July 2014, expressed in US dollars per £1. The information in respect of the month of July is for the period up to and including 31 July 2014.

	2014
	July $	June $	May $	April $	March $	February $
Month end	1.69	1.71	1.68	1.69	1.67	1.68
Month high	1.72	1.71	1.70	1.69	1.67	1.68
Month low	1.69	1.67	1.67	1.66	1.65	1.63
Average rate**	1.71	1.69	1.68	1.67	1.66	1.66

**  The average of the noon buying rates on each business day of the month.

The noon buying exchange rate as at 1 August 2014 was £1 = $1.68.

These rates have been provided for information only. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the consolidated financial statements. See note 1 to the consolidated financial statements for the actual rates used in the preparation of the consolidated financial statements.

Strategic report

Business description

OUR BUSINESS

Diageo is a global leader in beverage alcohol with iconic brands in spirits, beer and wine. We invest behind our brands to drive growth, providing consumers with choice and quality across categories and price points.

Our business is built on foundations laid by the giants of our industry. Arthur Guinness, Alexander Walker and all those that followed in their footsteps, cared deeply about the people and businesses they fostered. They were driven to create products that would last for generations, the best conditions for their people, and the best financial performance. Today, we act like those entrepreneurs, passionate about our brands, our customers and consumers, our communities, and society as a whole. Our purpose is to help our consumers celebrate life, every day, everywhere, and to do so responsibly.

We give our people the freedom to do the best work of their careers. We take great pride in what we do, and in how we do it. Above all we value each other’s commitment to delivering the best.

WE PRODUCE	WE MARKET	WE INNOVATE	WE SELL

Every year we produce more than 6.5 billion litres of our brands, from more than 100 sites in 30 countries. Our supply functions are responsible for the distilling, brewing, bottling, packaging and distribution of our brands. We are committed to efficient, sustainable production to the highest quality standards, and are proud that our supply facilities are recognised as leaders in environmental sustainability. Our 21 markets are designated as import markets, import and third-party production markets or import and local production markets. Our export-led International Supply Centre (ISC), based in Europe produces many of our heritage brands, including our Scotch whisky products. It employs over 4,000 people across more than 55 sites in Scotland, England, Ireland, Italy and the Netherlands.

We are committed to ensuring that our brands are at the front of consumers’ minds whenever a purchase decision arises. The strength of our portfolio means that we have relevant brands at almost every price tier of every category. We work tirelessly to engage and delight existing and new consumers, constantly innovating with our products and how we market. For decades our brands have been at the forefront of marketing innovation and the same remains true today. We take seriously our obligations to market our brands responsibly, and to help our consumers make informed decisions about drinking, or not drinking. We are committed to the development and implementation of programmes to educate consumers about responsible drinking.

Innovation is critical to our continued growth. We are committed to finding breakthrough innovations and ideas to serve our customers and consumers. We identify new consumer trends, and innovate at scale boldly. Innovation is a permanent engine of growth for our business and we are restless in our search for new products. We are open-minded to where these ideas will come from, combining our world-leading technical and research capability with investments in smaller start-ups. In each of the last five years our innovation pipeline has delivered double digit growth for Diageo.

Everyone at Diageo is encouraged to sell or to help to sell. This is just one expression of the world-class customer focus that is at the heart of our business. Our founders and all those who followed, were obsessed with providing the best quality products to their customers in markets at home and abroad. Today we are no different. In each of our 21 markets, we are passionate about ensuring our products are available to consumers in every appropriate shop or bar. We are continually working to deliver amazing consumer experiences and to extend our sales reach.

Business description (continued)

Production

Diageo owns manufacturing production facilities across the globe, including maltings, distilleries, breweries, packaging plants, maturation warehouses, cooperages, vineyards, wineries and distribution warehouses. Diageo’s brands are also produced at plants owned and operated by third parties and joint ventures at a number of locations internationally.

Diageo has been investing in restructuring programmes that increase the efficiency of its supply operations. The most significant programmes are referred to in note 4 to the consolidated financial statements.

The locations, principal activities, products, packaging production capacity and packaging production volume of Diageo’s principal production centres in the year ended 30 June 2014 are as follows:

Location	Principal products	Production capacity in millions of equivalents units*	Production volume in 2014 in millions of equivalent units
United Kingdom Spirits	Scotch whisky, Irish whiskey, gin, vodka, rum, ready to drink	87	52
UK, Ireland (Guinness)	Beer	8	7
Ireland (Baileys)	Irish cream liqueur	12	7
Italy (Santa Vittoria)	Vodka, wine, rum, ready to drink	10	6
Turkey	Raki, vodka, gin, liqueur, wine	8	5
United States, Canada, US Virgin Islands	Vodka, gin, tequila, rum, wine, Canadian whisky, American whiskey, progressive adult beverages, ready to drink	44	34
United States	Wine	2	1
Brazil	Cachaça, vodka	9	6
Jamaica	Beer	1	1
Australia	Rum, vodka, ready to drink	4	2
Singapore	Finishing centre	4	2
Nigeria	Beer	7	5
South Africa	Beer and spirits	4	3
East Africa (Uganda, Kenya, Tanzania)	Beer and spirits	10	7
Africa Regional Markets (Ethiopia, Cameroon, Ghana, Seychelles)	Beer	5	3

*     Capacity represents ongoing production capacity at any production centre. The production capacities quoted in the table are based on actual production levels for the year ended 30 June 2014 adjusted for the elimination of unplanned losses and inefficiencies.

Spirits

Spirits are produced in distilleries located worldwide. The group owns 29 Scotch whisky distilleries in Scotland, an Irish whiskey distillery in Northern Ireland, two whisky distilleries in Canada and a whiskey distillery in the United States. Diageo produces Smirnoff internationally. Ketel One vodka is purchased as finished product from The Nolet Group. Gin distilleries are located in both the United Kingdom and the United States. Baileys is produced in the Republic of Ireland and Northern Ireland. Rum is blended and bottled in the United States, Canada, Italy and the United Kingdom, and is distilled and blended in the US Virgin Islands and in Australia, Venezuela and Guatemala. Raki is produced in Turkey, while Chinese white spirits are produced in Chengdu, in the Sichuan province of China. In August 2012, Diageo acquired 100% of Ypióca Bebidas S.A. which owns a farm and a distillery in Ceará State in Brazil and produces cachaça. Diageo’s maturing Scotch whisky is located in warehouses in Scotland (primarily at Blackgrange), its maturing Canadian whisky in La Salle and Gimli in Canada and its maturing American whiskey in Kentucky and Tennessee in the United States. In May 2014 the company announced its intention to invest an estimated $115 million over three years to build a distillery and six barrel storage warehouses in Shelby County, Kentucky. This distillery is expected to be in operation by the end of 2016.

Business description (continued)

In January 2014, plans were announced to double the production capacity of the Clynelish distillery in Scotland, expected to be producing from August 2016, as well as to construct a bioenergy plant to power the distillery.

In April 2013, it was announced that Teaninich in Scotland would be the location for a new malt whisky distillery. Currently the group is focusing on expansion of the existing distillery at Teaninich, which is expected to double the capacity of the distillery and is expected to be operating from January 2015. The group has since commenced planning for the new build distillery at Teaninich, as well as an associated bioenergy plant, with completion date still to be determined. The major expansion of Scotch whisky production in the Speyside area will continue with the construction of a new bio energy-plant at Glendullan to treat by-products and produce biogas which will be used to power the distillery, and a planned expansion to double the capacity of the Mortlach distillery at Dufftown.

Elsewhere in Scotland, the company is completing a major expansion of the Glen Ord Distillery, near Muir of Ord, doubling its capacity and is progressing with the second phase of construction of a new warehousing facility at Cluny near Kirkcaldy.

These activities are part of a multi-year investment plan launched in June 2012 at a cost of over £500 million where the group plans to lay down maturing scotch inventory to meet projected long term demand.

Beer

Diageo’s principal brewing facilities are at the St James’s Gate brewery in Dublin, Ireland and in Nigeria, Kenya, Ghana, Cameroon, Ethiopia, Tanzania, Uganda, Seychelles, and Jamaica. In addition, Diageo also owns a 25% equity interest in Sedibeng brewery in South Africa and an effective 25.5% interest in Guinness Anchor Berhard which operates a brewery in Malaysia. Guinness is also brewed by a number of third parties around the world under licence arrangements. Guinness flavour extract is shipped from Ireland to all overseas Guinness brewing operations.

Guinness Draught in cans and bottles is packaged at Runcorn and Belfast in the United Kingdom. The Runcorn facility performs the kegging of Guinness Draught which is transported to Great Britain in bulk.

Wine

Diageo’s principal wineries are in the United States but the group also has operations in Argentina and Turkey. For European markets, wines are mainly bottled in Diageo’s facilities in Italy. Wines are sold both in their local markets and overseas.

Ready to drink

Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, South Africa, Australia, the United States and Canada.

Property, plant and equipment

Diageo owns approximately 92% of the manufacturing, distilling, brewing, bottling and administration facilities it uses across the group’s worldwide operations. It holds approximately 4% of properties on leases in excess of 50 years. The principal production facilities are described above. As at 30 June 2014, Diageo’s land and buildings are included in the group’s consolidated balance sheet at a net book value of £942 million. Diageo’s two largest individual facilities, in terms of book value, are the Leven bottling, blending and warehousing facility in Scotland and St James’s Gate brewery in Dublin. Of the net book value of Diageo’s land and buildings approximately 43% are properties located in Great Britain, 16% in Ireland and 12% in the United States.

On 2 July 2014 Diageo acquired a majority holding in United Spirits Limited (USL). USL is a leading spirits producer in India and own 31 production sites across 29 states of India. The aggregate bottling capacity is 84 million actual cases per year. In addition, USL uses approximately 60 third party sites in India and 3 sites overseas to manufacture its products with a capacity to produce some 77 million cases per year. USL is currently in the process of completing the disposal of Whyte & Mackay which is not included in the figures above.

Raw materials and supply agreements

The group has a number of long term contracts in place for the purchase of significant raw materials including glass, other packaging, spirit, cream, rum and grapes. Forward contracts are in place for the purchase of cereals to minimise the effects of short term price fluctuations.

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

The majority of products are supplied to customers in glass bottles. Glass is purchased from a variety of multinational and local suppliers; the largest suppliers are Ardagh Packaging in the United Kingdom and Owens Illinois in the United States.

Business description (continued)

Competition

Diageo’s brands compete on the basis of consumer loyalty, quality and price.

In spirits, Diageo’s major global competitors are Pernod Ricard, Beam Suntory, Bacardi and Brown Forman, each of which has several brands that compete directly with Diageo’s brands. In addition, Diageo faces competition from local and regional companies in the countries in which it operates.

In beer, Diageo competes globally as well as on a regional and local basis (with the profile varying between regions) with several competitors, including AB InBev, Heineken, SABMiller, Molson Coors and Carlsberg.

In wine, the market is fragmented with many producers and distributors.

Research and development

Innovation forms an important part of Diageo’s growth strategy, playing a key role in positioning its brands for continued growth in both the developed and emerging markets. The strength and depth of Diageo’s brand range provides a solid platform from which to drive innovation. Diageo continuously invests to deepen its understanding of shopper trends and changing consumer habits to inform product and packaging development. Supporting this, the group has ongoing programmes to develop new products across beverage alcohol categories which are managed internally by the innovation and research and development function, which also takes advantage of a substantial open innovation network.

In the year ended 30 June 2014, the group’s research and development expenditure amounted to £24 million (2013 — £21 million; 2012 — £18 million), representing principally the cost of developing new products, from idea generation through to full product development. Research and development expenditure is generally written off in the year in which it is incurred.

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

Acquisitions and disposals

Diageo has made a number of acquisitions of brands, distribution rights and equity interests in premium drinks businesses. For a description of principal acquisitions since 1 July 2011, see note 9 to the consolidated financial statements. Diageo has not made any material disposals since 1 July 2011.

Business description (continued)

OUR STRUCTURE

Diageo’s strength is in its geographic reach. We operate as 21 geographically based markets around the world and have a presence in over 180 countries. We employ 28,000 talented people across our global business. 39% of Diageo’s business is in the emerging markets in Latin America, Asia, Africa, Eastern Europe and Turkey. This presence is balanced through our strong businesses in the world’s most profitable beverage alcohol market, the United States, and an integrated Western European business.

DIAGEO REPORTS AS FIVE REGIONS

	North America	Western Europe	Africa, Eastern Europe and Turkey	Latin America and Caribbean	Asia Pacific
FINANCIALS BY REGION
Volume (EUm)	49.3	33.0	36.0	23.0	14.8
Net sales* (£m)	3,444	2,169	2,075	1,144	1,347
Operating profit** (£m)	1,460	639	554	328	283

% SHARE BY REGION
Volume (%)	32	21	23	15	9
Net sales* (%)	34	21	21	11	13
Operating profit** (%)	45	19	17	10	9

Reported net sales for the year ended 30 June 2014.

* Excluding corporate net sales of £79 million;

**Excluding exceptional operating charges of £427 million and corporate costs of £130 million.

% SHARE OF NET SALES BY OUR 21 MARKETS***

EACH OF OUR 21 MARKETS IS ACCOUNTABLE FOR ITS OWN PERFORMANCE AND FOR DRIVING GROWTH	North America	Western Europe	Africa, Eastern Europe and Turkey	Latin America and Caribbean	Asia Pacific
>20%	US Spirits & Wines	Western Europe
3-6%	Diageo-Guinness USA (DGUSA)		Nigeria, East Africa, Turkey, Africa Regional Markets	WestLAC, Paraguay, Uruguay & Brazil	Global Travel Asia & Middle East
2-3%	Canada		Russia & Eastern Europe, South Africa		South East Asia, Australia, North Asia, Greater China
<2%				Mexico, Venezuela, Colombia	India

Reported net sales for the year ended 30 June 2014.

***Throughout this Annual Report 2014, reference to Diageo’s 21 geographically based markets will be stated as ’21 markets’.

Business description (continued)

BRAND PERFORMANCE

These brands deliver approximately two-thirds of our net sales. They have broad consumer appeal across geographies, and while each of them has a rich heritage, they all continue to innovate and expand to meet new and emerging consumer trends.

Brand	Category	Key markets	Volume movement	Organic net sales movement	Reported net sales movement

Johnnie Walker	Scotch whisky No.1 SCOTCH WHISKY IN THE WORLD*	United States, Global Travel & Middle East, Brazil, Mexico, China, Thailand, South Africa, Taiwan	(6)%	(4)%	(9)%

Crown Royal	Canadian whisky No.1 CANADIAN WHISKY IN THE WORLD**	United States, Canada	(4)%	1%	(3)%

JεB	Scotch whisky No.5 SCOTCH WHISKY IN THE WORLD*	Spain, France, South Africa, United States, Turkey, Belgium, Portugal	(7)%	(8)%	(11)%

Buchanan’s	Scotch whisky No.3 PREMIUM SCOTCH WHISKY IN LATIN AMERICA AND CARIBBEAN*	United States, Mexico, Venezuela, Colombia	(13)%	6%	(24)%

Windsor	Scotch whisky No.2 SUPER PREMIUM SCOTCH WHISKY IN ASIA PACIFIC*	Korea, China	(5)%	1%	1%

Bushmills	Irish whiskey No.3 IRISH WHISKEY IN THE WORLD*	United States, Russia, Ireland, France, Great Britain	8%	7%	4%

Captain Morgan	Rum No.2 BRAND IN THE RUM CATEGORY IN THE WORLD**	United States, Canada, Great Britain, Germany, Russia, South Africa	6%	6%	1%

Smirnoff	Vodka No.1 PREMIUM VODKA IN THE WORLD**	United States, Great Britain, Canada, Brazil, South Africa, Australia	(1)%	(2)%	(7)%

Cîroc	Vodka No.2 ULTRA PREMIUM VODKA IN THE UNITED STATES***	United States, Brazil, Great Britain	2%	2%	(2)%

Ketel One vodka	Vodka No.2 SUPER PREMIUM VODKA IN THE UNITED STATES***	United States, Canada, Australia, Brazil	3%	6%	2%

Business description (continued)

Brand	Category	Key markets	Volume movement	Organic net sales movement	Reported net sales movement
Baileys	Liqueur No.1 LIQUEUR IN THE WORLD**	United States, Great Britain, Canada, Germany, Spain	(2)%	1%	(3)%

Don Julio	Tequila No.1 ULTRA PREMIUM TEQUILA IN THE WORLD*	United States, Colombia, Australia, Canada	27%	27%	22%

Tanqueray	Gin No.1 IMPORTED GIN IN THE UNITED STATES****	United States, Spain, Canada, Great Britain, Australia, Italy	4%	6%	3%

Guinness	Beer No.1 STOUT IN THE WORLD*****	Great Britain, Ireland, Nigeria, United States, Indonesia, Cameroon	(5)%	(1)%	(5)%

Organic equals reported movement for volume. See page 102 for definition of organic movement.

*IWSR; **Impact Databank; ***Nielsen; ****Beverage Information Group; *****Plato Logic.

Read more on pages 65-67.

Business description (continued)

OUTSTANDING BREADTH AND DEPTH ACROSS PRICE POINTS

We have brands at almost every price tier of every category. The range of our price points means we are able to capture consumption shifts across the price spectrum. The breadth and depth of our business provides resilience, and enables us to sustain our performance over time.

	Ultra premium*	Super premium	Premium	Standard	Value
Scotch whisky	Johnnie Walker Blue Label	The Singleton of Glen Ord	Johnnie Walker Black Label	JεB	VAT69
Other whisk(e)y	Crown Royal Extra Rare	Bulleit Bourbon	Bushmills Black Bush	Seagram’s 7 Crown	Rowson’s Reserve
Vodka	Cîroc	Ketel One vodka	Smirnoff Iced Cake Flavoured Vodka	Smirnoff	Popov Vodka
Rum	Ron Zacapa Centenario XO	Pampero Aniversario Ron Extra Añejo	Captain Morgan Private Stock	Captain Morgan Black Spiced	Cacique Moneda De Oro
Liqueur	Grand Marnier Cuvée du Cent Cinquantenaire	Grand Marnier Cuvée Louis Alexandre	Sheridan’s Original Layered Liqueur	Baileys	Emmets
Tequila	DeLeón tequila	Tequila Reserva de Don Juilo
Gin	Tanqueray No. TEN		Tanqueray	Gordon’s	Gilbey’s
Local spirits	Shui Jing Fang		Yenì Raki	Ypióca	Vodka Hà Nội
Beer		Kilkenny	Guinness	Meta Beer	Dubic Extra Lager

*Ultra premium includes prestige.

OUR PERFORMANCE AMBITION

Diageo’s Performance Ambition is to create one of the best performing, most trusted and respected consumer products companies in the world.

DIAGEO’S STRATEGY AIMS TO DELIVER OUR PERFORMANCE AMBITION THROUGH:
1. Prioritised investment in:		2. Targeted investment in:
a. Premium core spirits* (read more on page 23)	b. Reserve (read more on page 23)	a. Other spirits*	b. Beer	c. Wine

*Spirits include ready to drink (RTDs)

We measure progress against our Performance Ambition using the following financial and non-financial indicators:
#1 Efficient growth Organic net sales Operating margin Earnings per share Free cash flow	#2 Consistent value creation Return on average invested capital Total shareholder return	#3 Strong reputation Alcohol in society Water efficiency	#4 Fully engaged employees Employee super- engagement

See our Key Performance Indicators (KPIs) on pages 28-30.

Business description (continued)

OUR BUSINESS MODEL

Diageo has grown through investment in our brands and route to consumer, and by acquisitions to broaden our geographical footprint and our category depth and range. Our business model is designed to drive returns for shareholders, while creating value for our customers, employees and the communities in which we operate.

1. STRONG PLATFORM	2. AGILE OPERATING MODEL	3. FOCUSED INVESTMENT
Broad portfolio: Diageo has world-leading brands across categories and price points.	21 markets

Performance drivers: Diageo has identified six performance drivers which are key to achieving our aims. Each market focuses on the priorities that will drive performance in that market: premium core brands; reserve; innovation; route to consumer; cost; and talent. Read more on page 23.

Geographic reach: we have geographic reach through the breadth and depth of our global and local brands.	Participation strategy: our participation strategy is to invest behind the biggest growth opportunities, by category and channel, for our brands in our 21 markets.

Sustainability & Responsibility priorities: Diageo has six priorities that support our sustainable growth while meeting key stakeholder expectations: alcohol in society; water and the environment; community empowerment; people; governance and ethics; and value chain partnerships. Read more on pages 24-27.

Financial strength: our competitive advantage is reflected by our strong financial returns and consistent financial performance.	Supply management: our 21 markets are designated as import markets, import and third-party production markets or import and local production markets.

Leading capabilities: Diageo’s focus is on brilliant execution: efficiency in supply and procurement; breakthrough marketing; scalable innovation; and winning relationships with our customers and consumers through distribution and sales.

Consumer insights: our deep consumer insights help us to anticipate and respond to rapidly changing dynamics across all markets, and continue to nurture and grow some of the world’s best-loved brands.

Global functions: Diageo’s 21 markets are supported by a global structure and shared services designed to share best practice, impart knowledge and help build capability at a local level, as well as apply governance of controls, compliance and ethics.

Values: at the heart of everything we do are our company values: passionate about customers and consumers; be the best; freedom to succeed; proud of what we do; valuing each other.
4. VALUE CREATION: Shareholder value; investment in the business; customer, employee and social value.

Business description (continued)

CHAIRMAN’S STATEMENT

IN BUILDING REPUTATION, DIAGEO STARTS FROM A POSITION OF STRENGTH.

“Diageo has an enviable history of entrepreneurialism that has built the leadership of our brands and business over many generations. Critical to our future success as a global consumer goods company operating in over 180 countries, is our ability to maintain that entrepreneurial spirit.”

Interim dividend per share
19.7p (↑ 9%) 31 December 2012: 18.1p
Final recommended dividend per share
32.0p (↑ 9%) 30 June 2013: 29.3p
Total dividend per share*
51.7p (↑ 9%)
Full year 2013: 47.4p
*Includes recommended final dividend.

Ivan and the Executive Committee have set out the clear and stretching ambition to create one of the best performing, most trusted and respected consumer products companies in the world.  To deliver this ambition, and with the support of your Board, Ivan has put in place a strategic framework to guide commercial execution and the allocation of our resources.

Performance and dividend

This financial year has seen a number of macroeconomic and one off challenges impact our performance.  Cyclical weakness and volatility have slowed the growth of the emerging markets, and, while growth in the developed markets is improving, the pace of economic recovery remains uneven.   We were quick to adapt to changing market and competitive dynamics, managing our cost base and shifting our organisation, culture and behaviours.  The business is now well placed to step up our performance to drive efficient growth and consistent returns for shareholders.

This confidence in Diageo’s future prospects has enabled the Board to recommend a final dividend of 32 pence per share, to be paid to shareholders on 2 October 2014.  This brings the total dividend for the year to 51.7 pence per share, an increase of 9% over the prior year.

Strategic progress

Diageo has an enviable history of entrepreneurialism that has built the leadership of our brands and business over many generations.  Critical to our future success as a global consumer goods company operating in over 180 countries, is our ability to maintain that entrepreneurial spirit.  We continue to build our agility at a market level, empowering our local businesses to act with speed and authority.  This journey was started in 2011 and culminated in the removal of our regional hub structures in Africa, Latin America and Asia this year, thus allowing for faster and more efficient decision making.

The reorganisation programme announced in January will improve operational efficiencies and will also drive out cost. It has identified annual savings of £200 million by the end of fiscal 2017.

Diageo continued to expand its global presence this year, and I am particularly pleased with the progress made in achieving a majority stake in United Spirits Limited (USL), through the acquisition of an additional 26% shareholding on 2 July 2014.  This acquisition takes Diageo’s holding in USL to 54.78%.

Business description (continued)

Trust and respect

Trust and respect have never been more important for a global business.  In building reputation Diageo starts from a position of strength.  We believe that alcohol can play a positive role in society and in order to achieve this we need to continue partnering with others to help reduce the harmful use of alcohol.  As part of the United Nations (UN) charter to reduce non-communicable diseases, the World Health Organization (WHO) has set a voluntary target of a 10% reduction in the harmful use of alcohol by 2025.  Diageo shares this goal.  We believe we are making good progress, including importantly our efforts to consistently deliver the Global Beer, Wine and Spirits Producers’ Commitments – a co-ordinated industry response to the WHO’s call to action.  We will continue to challenge ourselves and the industry to drive large scale progress.

While we continue to focus on maintaining a positive role for alcohol in society, we will not forget the business fundamentals that are an important part of our commitment to international frameworks such as the UN Global Compact.  I am pleased that in this period of change for the business we have not lost sight of maintaining the highest standards of conduct, taking pride in embedding integrity in our daily business activities and in our relationships with others.

For many, Diageo is a badge of quality: our name engenders trust with our suppliers, customers, consumers and other stakeholders.  In addition to building a strong culture of governance and ethics, earning the trust of our stakeholders requires us to make positive impacts at each stage of our value chain.  We do this by supporting small scale farmers growing our grains or by supporting women and men working in the hospitality industry selling our brands.  Beyond this, we work to protect resources such as water which we and our local communities need.  In addition to meeting stakeholder expectations, this work also brings commercial benefits, including securing resources and raw materials, recruiting and retaining a talented and diverse workforce, creating operational efficiencies and ultimately maintaining our licence to operate around the world.

As Diageo grows in many parts of the world, we must continue to ensure that the way we do business supports and contributes to shared value for Diageo and the people and societies we work with.

Business environment

Creating an environment, whether at a global or national level, where businesses can drive growth and prosperity is a core responsibility for governments and businesses alike.  It is particularly important for us in our home market to have clarity on any issues with the potential to add unnecessary cost and complexity to our business.  Business does not like ambiguity. As the United Kingdom enters a potentially significant period domestically, and in relation to the EU, we will continue to seek the reassurances we need in areas of critical importance to the future success of our business, and of our great industry.

Board appointments

I am delighted that we have two new Non-Executive Director appointments to the Board, effective 1 September 2014, in Alan Stewart and Nicola Mendelsohn.  Alan is Chief Financial Officer Designate of Tesco.  He has extensive financial experience in retail as Chief Financial Officer at Marks & Spencer and Group Finance Director at WH Smith. He will bring to the Board a strong track record in accountancy and financial management together with experience in retail, travel and banking.  Nicola Mendelsohn is currently Vice President, EMEA of Facebook Inc. and has senior experience at the forefront of digital marketing and communications.  Nicola’s admirable record in championing women in business will also be an inspiration to our people and the way that we work at Diageo.

Looking ahead

The current emerging market weakness does not reduce our confidence in the long term growth opportunities of these markets and we continue to invest to build our brands and routes to consumer for the future.  This, together with Diageo’s enviable strengths and the focus that Ivan and the Executive Committee will bring to bear, lead the Board to approach the year ahead with confidence.

Our people

Finally, I would like to thank every one of our employees for their hard work during a challenging year.  It is the people in Diageo who will achieve our Performance Ambition, and I am confident that their talents and skills will enable us to build on the entrepreneurial spirit of the founders of our brands and ensure that, wherever we are in the world, the name Diageo is synonymous with commercial success, trust and respect.

Dr Franz B Humer,

Chairman

Business description (continued)

CHIEF EXECUTIVE’S STATEMENT

I AM CONFIDENT THAT WE HAVE THE STRATEGY TO DELIVER, AND WILL DRIVE EFFICIENT GROWTH.

“Top-line growth was affected by a slowdown in the emerging markets and currency weakness. Despite this, our increased focus on cost ensured we delivered our three-year margin expansion goal of 200 basis points.”

I am honoured to be Chief Executive of Diageo; a global leader with outstanding brands, which have been the choice of consumers across many generations.

Today, Diageo is in good health, with high and improving margins and a robust balance sheet.  Our business is balanced across geographies and we continue to build our global footprint accessing long term growth markets.  While some of these economies have been challenging, we have the experience of managing volatility and we remain confident in the long term consumer trends, as well as our ability to grow market share.

This year we created a framework to guide delivery of our strategy called our Performance Ambition.  The organisation is now focused on six performance drivers: premium core brands; reserve; innovation; route to consumer; cost; and talent. We have also restructured our business.  The organisation we take into the next financial year is more agile and accountability lies directly in our 21 markets, making the link between our markets and global functions clearer.  The benefits of this will come through in the coming years.

Given the attractiveness of our sector, our clear strategy, our operational focus and the demographic and consumer trends ahead of us, I have no doubt that we can achieve our ambition to become one of the best performing, most trusted and respected consumer products companies in the world.

Results

In fiscal 2014 top-line growth was affected by a slowdown in the emerging markets and currency weakness.  Despite this, our increased focus on cost ensured we delivered our three-year operating margin expansion goal of 200 basis points.  Performance was also impacted by some specific events, such as the anti extravagance measures in China.  Our decision in Venezuela to convert our results at an exchange rate which some have judged conservative, but which I feel is appropriate, has reduced the risk that currency volatility will have on our performance in that country.

North America remains the engine of our business, accounting for about a third of our net sales and 45% of our operating profit.  This year we again delivered solid growth and significant margin improvement.

Our Western Europe business reported stronger performance, as we expected.  Western Europe is still challenging but there has been some recovery and the integrated model put in place in 2011 is proving effective.

In Africa, Eastern Europe and Turkey we posted modest growth, despite facing challenges in beer in Nigeria and following the imposition of duty on Senator keg in Kenya.  Performance was up in Turkey following stabilisation of the raki category and continued growth of our scotch brands.

Latin America and Caribbean delivered a good performance despite currency fluctuations, and a slowdown in consumption has impacted wholesalers and distributors operating in the free trade area.  In a challenging operating environment, local brands performed well in Venezuela, and Brazil and Colombia also delivered a solid performance.

Performance in Asia Pacific reflected the introduction of anti extravagance measures in China and the weaker trading environment in South East Asia.  To counter the effects of the government anti extravagance campaign in China we rolled out innovations in Shui Jing Fang and broadened the range of price points away from dependence on super premium baijiu.  Korea, Japan, Middle East, Taiwan and India delivered good growth.

Business description (continued)

Focusing on delivery

For our premium core brands this has been a year of progress.  Improving brand equities and recruiting the next generation of consumers through world class marketing will pay dividends in the long term.  We have delivered great launches in innovation, for example, Captain Morgan White in the United States and Jebel Gold in East Africa.  I am also excited by the opportunity we have with our single grain whisky, Haig Club, our business partnership with David Beckham.  Reserve has been an area of focus for us and we are now the leader in super and ultra premium spirits.  We continue to roll out our route to consumer programme, and improvement here will be as big a driver of growth as innovation.  Our focus on costs is yielding real results, as demonstrated in the delivery of our margin goal.  Talent remains central to our growth plans, and is critical for each market.

Investing for growth

Our investment in the long term supply of premium core spirits continues, with investment in our operations in the United States and Scotland during the year, enabling our business to be well positioned to capture growth from the increase in future demand, particularly in bourbon and scotch.  By acquiring an additional 26% of United Spirits Limited (USL) on 2 July 2014, taking our shareholding to a majority holding of 54.78%, we have taken a leadership position in India which will provide a transformational platform for growth in this very attractive spirits market.  We will consolidate USL from the start of fiscal 2015, and with our combined strength, the Indian market will become one of Diageo’s largest markets next year and a major contributor to our growth ambitions.

Trust and respect

We manage the Company’s most material social and environmental impacts with a goal of creating shared value for both our business and our diverse stakeholders around the world.  Core to this is a priority around alcohol in society.  I’m proud of the approach we have taken as an industry, over many years, to promote responsibility and to help tackle alcohol misuse, but we still have work to do.  Making a tangible difference in alcohol-related harm is not only smart business, it is the right thing to do and we will continue to enlist partners to help us build insights and scale.  In addition to this, framing our behaviours with strong codes of governance and ethics, developing talent and skills in local communities and ensuring the long term sustainability of resources, are critical for businesses operating at scale across multiple markets, particularly in emerging economies.  Being a force for good is essential for delivering commercial and financial benefits, retaining and attracting the best people and being true partners in the communities in which we operate.

Our people

One of the special things about Diageo is our people and the culture that we have created.  In simplifying the organisation we have freed our people up to act like owners and be bold in execution, which is changing behaviours across the organisation, and encouraging people to be even more commercially minded.

We attract the best talent in our industry and we are committed to creating the best conditions for people to thrive and succeed.  To my 28,000 colleagues around the world I would like to take the opportunity to thank them for their commitment and contribution during the year.

Outlook

Finally, to you, our shareholders, as well as our wide range of stakeholders, it has been a privilege to lead Diageo during the past year.  I am confident that we have the strategy to deliver, and we will drive efficient growth.  The future growth drivers for our industry, and the aspirational nature of our brands, as consumers in the emerging markets realise increasing disposable income, are undiminished.  The opportunity for Diageo to grasp its unfulfilled potential is an exciting one.

Ivan Menezes,

Chief Executive

Business description (continued)

HOW WE WILL DELIVER OUR AMBITION: PERFORMANCE DRIVERS

Diageo’s performance drivers are key to achieving our Performance Ambition and each market focuses on the priorities which are relevant to driving growth in that market.

1. STRENGTHEN AND ACCELERATE GROWTH OF OUR PREMIUM CORE BRANDS

Our premium core brands are broadly distributed and enjoyed by consumers in the developed world and have wide appeal to the increasing number of middle class consumers in emerging markets. They include iconic brands such as Johnnie Walker, Smirnoff, Captain Morgan and Baileys.

2. WIN IN RESERVE IN EVERY MARKET

The growth of luxury consumption is a global phenomenon. There are forecast to be 400 million new consumers in this category by 2020. Winning in reserve, our luxury portfolio is a priority for Diageo and during the last five years we have transformed our luxury brand building capabilities. We have doubled the net sales of our reserve business, which now accounts for 13% of our total net sales and we are now the leaders in the super and ultra premium segments. This year Diageo has extended this leadership across key categories.

3. INNOVATE AT SCALE TO MEET NEW CONSUMER NEEDS

We believe our ability to innovate gives Diageo competitive advantage. It’s a proven driver of growth and is critical to performance in each of our markets. For each of the last five years innovation has accounted for at least half of Diageo’s net sales growth, and has grown double digit. As a result of defining our Performance Ambition we have put renewed focus on bigger, more scalable ideas, identifying and delivering results through impactful innovations.

4. BUILD AND THEN CONSTANTLY EXTEND OUR ADVANTAGE IN ROUTE TO CONSUMER

Our route to consumer performance driver is about enabling and empowering our markets to drive broader distribution and higher rates of sale for our brands in an efficient way. The global programme, that was rolled out this year, looks at how we can profitably extend where our brands appear and improve the quality of how our brands appear at every appropriate drinking or buying occasion. Each market is responsible for its own Route to Consumer programme, and for building an efficient local platform that creates competitively advantaged consumer and shopper experiences.

5. DRIVE OUT COSTS TO INVEST IN GROWTH

By reducing costs we can invest more in the areas that we believe will drive future growth. We are committed to a long term, cost conscious culture which results in ongoing, year-on-year improvements in our cost base and margins.

6. ENSURE WE HAVE THE TALENT TO DELIVER OUR PERFORMANCE AMBITION

Our Performance Ambition can only be achieved by having the right people with the right capabilities in place across our business who can deliver our plans. Ensuring that we have the best talent – now and in the future – is one of our biggest challenges and one of our greatest opportunities.

Business description (continued)

HOW WE WILL DELIVER OUR AMBITION: SUSTAINABILITY & RESPONSIBILITY

Strong communities supported by local economic growth and a stable supply of natural resources are critical to Diageo’s financial performance. This makes doing business in a sustainable and responsible way, including creating a positive role for alcohol in society, critical to achieving our Performance Ambition.

Through Diageo’s Sustainability & Responsibility (S&R) Strategy, we manage the company’s most material social and environmental impacts with a goal of creating shared value for both our business and our diverse stakeholders around the world.

At the core of our approach is a commitment to create a positive role for alcohol in society, which is fundamental to Diageo’s purpose of celebrating life, every day, everywhere, and a critical expectation of our business.

Meeting stakeholder expectations also involves creating a positive role for our business and the industry as a whole. This includes protecting the watersheds on which our operations and communities rely, and investing in community programmes that empower stakeholders throughout our value chain. It also includes managing impacts that are fundamental for any consumer products company, such as governance and ethics, people and labour, and other environmental issues such as greenhouse gas emissions, waste and packaging.

Diageo’s S&R Strategy supports our ambition to be one of the best performing, most trusted and respected consumer products companies in the world. It brings commercial benefits, including securing resources and raw materials, recruiting and retaining a talented and diverse workforce, creating operational efficiencies and ultimately maintaining our licence to operate around the world. S&R projects also save costs.

For example, a water recovery project at our Tusker brewery, which operates in a water-stressed part of Kenya, started paying returns in just six months and now generates savings of £500,000 per year.

Key stakeholders and their expectations

We define our stakeholders as all those who affect or are affected by Diageo’s business. They include internal and external stakeholders, ranging from employees, investors, customers and suppliers, to governments and regulators, not-for-profit organisations, consumers and local communities. In 2013, we invited more than 40 stakeholders to share their expectations of Diageo in terms of our social and environmental impact. Communicating about the risks of alcohol consumption and tackling alcohol misuse were among the most frequently cited. A common piece of feedback was that all leaders in the alcohol industry should work together to have a greater collective impact on reducing alcohol misuse.

Empowering stakeholders in our value chain through skills and education — particularly for smallholder farmers and women — was also frequently cited as an important contribution to socio-economic development, while a third key expectation concerned water security, particularly in water-stressed areas. Stakeholders noted the need to continue to work on the issue within our operations but also to collaborate with local communities and raw material suppliers.

Business description (continued)

Defining our material issues

To identify and prioritise our material impacts, we coupled feedback from external stakeholders, our Board and management team, with commercial analysis. The results are shown in materiality matrix, with external stakeholder interests illustrated on the y axis and business interests on the x axis. Business interests represent the impact each issue might have on factors including equity, market share, price, operating profit, our reputation and employee engagement.

We recognise that this matrix is not fully comprehensive but it is illustrative of the variety of concerns stakeholders may have in the more than 180 countries in which we sell our products. We will continue to update it as we engage individuals and organisations around the world. We are currently in the process of developing targets for the most material issues, and we aim to announce them in December 2014.

1. ALCOHOL IN SOCIETY

Diageo’s iconic brands are enjoyed by millions every day and it has always our priority to ensure that they are enjoyed responsibly. While drinking alcohol can play a positive role in social occasions and celebrations for those who choose to drink, Diageo recognises that the misuse of alcohol can cause serious problems for individuals, communities and society. Following a United Nations (UN) political declaration on the prevention and control of non-communicable diseases, the World Health Organization (WHO) has set a target of reducing alcohol- related harm by 10% across the world by 2025. Diageo shares this goal: every one of our responsible drinking programmes, partnerships and campaigns are in service of this.

In 2012, 13 leading alcohol beverage companies, including Diageo, announced the Global Beer, Wine and Spirits Producers’ Commitments to Reduce Harmful Drinking. Built on long-standing industry efforts, these commitments represent the largest ever industry-wide initiative to implement effective ways to address harmful drinking. The initiative identified five broad areas in which to progress over five years from January 2013: (1) reducing underage drinking; (2) strengthening and expanding marketing codes of practice; (3) providing consumer information and responsible product innovation; (4) reducing drink driving; and (5) enlisting the support of retailers. Diageo and the other signatory companies have pledged to ensure that progress in implementing the commitments is transparent and independently assured.

Beyond these commitments, our approach to creating a positive role for alcohol in society focuses on promoting rigorous company and industry standards for responsible marketing; continuing to support effective programmes and partnerships to tackle drink driving and excessive drinking; and advocating effective, evidence-based policy.

The Diageo Marketing Code and Digital Code are our mandatory minimum standard for responsible marketing, and we review them every 12-18 months to ensure they represent best practice. In addition to abiding by these codes, all brands operate under the Diageo Alcohol Beverage Information Policy which mandates what information Diageo provides on labels, including, among other provisions, a link to our responsible drinking website, www.DRINKiQ.com.

Business description (continued)

2. WATER AND THE ENVIRONMENT

Diageo uses a wide range of resources in its business. Some, like fossil fuel, are finite; others, like cereals, are vulnerable to the effects of climate change. Water, the main ingredient in all of our products, is becoming increasingly scarce in many parts of the world.

While our S&R Strategy includes targets and policies aimed at reducing the emissions of greenhouse gases, reducing the amount of waste sent to landfill, and improving the sustainability of our packaging, we and our stakeholders recognise that water stewardship is the most material aspect of our environmental strategy.

This year, 23 of our sites, producing about one third of Diageo’s packaged volume, were designated as being located in areas which are water-stressed*, which means they have a higher water supply risk. More than half of these sites are in Africa, where the UN predicts that nearly 50% of the population will face water scarcity by 2025. Water challenges in these areas will therefore affect not only Diageo’s business but also our business partners and the local communities who rely on water for their livelihoods.

Our approach to water stewardship focuses on driving progress against targets for water efficiency, water wasted in water-stressed areas and water quality. We also invest in infrastructure and sanitation through our Water of Life programme to provide access to clean water in local communities, primarily in Africa.

*See page 40 for a map of our water-stressed sites.

3. COMMUNITY EMPOWERMENT

Like most businesses, we create wealth directly for our local stakeholders through our daily business operations, including providing jobs, sourcing locally, and paying local duties. However, creating wealth in a lasting way requires partnering with others to address development challenges such as education and health, and advocating high standards of governance in the communities where we operate.

We invest in a variety of programmes that aim to empower our stakeholders, which represent our long-standing commitment to investing in communities. Our approach not only seeks to maximise the positive impact Diageo and its business partners can have on society, it also seeks to strengthen our value chain. In addition to helping to provide access to water for local communities through Water of Life, key programmes include partnerships and training for smallholder farmers supplying our ingredients; Diageo’s Learning for Life programmes that provide education and vocational training in the hospitality, retail and alcohol industries; and Plan W programmes that focus on empowering women in our local communities. We also support local charities and disaster relief efforts through company contributions as well as through the Diageo Foundation, a UK-registered charity.

4. OUR PEOPLE

From the moment they join Diageo, we want our employees to feel engaged: aligned with our strategy, connected to our values and motivated to achieve their potential. And above all, we want them to be safe. Our Zero Harm philosophy is aimed at eliminating workplace accidents and we have a target of having fewer than one lost-time accident per 1,000 people by 2015 as a milestone towards that ambition.

We support our employees through clear policies, competitive reward programmes, coaching and development opportunities, and health and wellbeing initiatives. We continually monitor the impact of these programmes on employee engagement, conducting an annual values-based survey, which is now in its 13th year. The survey allows Diageo at group, market, functional and team levels, to assess how well we are bringing our values to life and engaging employees.

Maintaining a culture that embraces diversity from recruitment through to senior leadership is particularly important to Diageo’s people strategy. We have a goal to have 30% of senior management positions held by women.

5. GOVERNANCE AND ETHICS

People want to trust the company behind the brands that they love. Diageo’s risk and compliance programme and strong corporate governance structure are designed to earn and keep that trust by protecting our reputation, supporting our core values and ensuring we act lawfully and with integrity in everything we do.

To help our employees make the right decisions at work, we train them on our Code of Business Conduct which is underpinned by our global policies.

A network of control, compliance and ethics managers in each market and function carry out targeted, risk-based training to employees to support understanding and application of the policies that are most important to them. We also support our managers and senior leaders with specific and tailored tools and training to help them embed our culture of integrity. We take seriously the disciplinary consequences of breaches of our Code or policies.

Our response to proven breaches varies depending on their severity, however this year 146 people exited the business as a result of such breaches.

Business description (continued)

6. VALUE CHAIN PARTNERSHIPS

Our brands rely on a long and complex value chain that joins us with our suppliers, customers, and consumers. Our reputation and the sustainability of our business model, depend on our ability to recognise and mitigate the potential risks along this chain.

Diageo’s Partnering with Suppliers Standard sets out the minimum social, ethical and environmental standards required of suppliers as part of their contract with us, as well as aspirations for our long-term partners to work towards. We work through the Supplier Ethical Data Exchange (SEDEX), a not-for-profit organisation that enables suppliers to share assessments and audits of ethical and responsible practices with their customers.

The process by which we manage social and ethical risks in our supply chain has four stages: an initial screening, a prequalification questionnaire which covers social and ethical risks including human rights, a qualification process where potentially high-risk suppliers are required to register with SEDEX, and independent audits of suppliers who represent the highest risk.

Beyond upholding high standards across our whole supply chain, we are particularly keen to foster broader partnerships with agricultural suppliers, since the long term prosperity of our business is closely linked with our ability to work with farmers in ways that are sustainable, secure, and mutually beneficial.

To this end, we have continued actively using local raw materials like sorghum and cassava, which are more resilient and better adapted to their local climates. We also focus on sourcing locally. For example, we have a target of sourcing 70% of agricultural materials locally across Africa (including Nigeria, Ghana, Cameroon, Kenya, Uganda, Tanzania, Ethiopia and South Africa) by the end of 2015.

To sustain partnerships with farmers, Diageo and its other agricultural value chain partners help provide access to training, seeds and advanced credit. In many cases, this allows farmers to make longer term, sustainable investments.

Read our S&R Review on pages 89-101.

Business description (continued)

HOW WE MEASURE PERFORMANCE: KEY PERFORMANCE INDICATORS

We use the following nine key performance indicators (KPIs) to measure our financial and non-financial performance.

Their relevance to our strategy and our performance against these measures are explained below:

Relevance to strategy

#1 Efficient growth

#2 Consistent value creation

#3 Strong reputation

#4 Fully engaged employees

Remuneration

Some KPIs are used as a measure in the incentives plans for the remuneration of executives. These are identified with the symbol ®.

See our Directors’ remuneration report from page 125 for more detail.

FINANCIAL	FINANCIAL	FINANCIAL
ORGANIC NET SALES GROWTH (%) ® #1	ORGANIC OPERATING MARGIN IMPROVEMENT (BPS) ® #1	EARNINGS PER SHARE BEFORE EXCEPTIONAL ITEMS (PENCE) ® #1

Definition Sales growth after deducting excise duties, excluding the impact of exchange rate movements, acquisitions and disposals.	Definition The percentage point movement in operating profit before exceptional items, divided by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

Definition

Profit before exceptional items attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue. For reward purposes this measure is further adjusted for the impact of exchange rates and other factors not controlled by management, to ensure focus on our underlying performance drivers.

Why we measure

This measure reflects our performance as the result of the choices made in terms of category and market participation, and Diageo’s ability to build brand equity, increase prices and grow market share.

Why we measure

Diageo is focused on delivering efficient growth. The movement in operating margin measures the efficiency of the business. Consistent operating margin improvement is a business imperative, driven by investment choices, our focus on driving out costs across the business and improving mix.

Why we measure Earnings per share reflects the profitability of the business and how effectively we finance our balance sheet. It is a key measure for our shareholders.
Performance Organic net sales were up 0.4%, reflecting a mixed performance with growth in North America, stability in Western Europe and weakness in emerging market economies.

Performance

This year the biggest drivers of margin improvement have been overhead savings and marketing procurement savings, delivering our commitment to 200 basis points of operating margin expansion in three years.

Performance Eps before exceptionals was down 7.6 pence to 95.5 pence per share as foreign exchange movements reduced eps by 10 pence per share.
See page 43 for more detail	See page 43 for more detail	See page 44 for more detail

Business description (continued)

FINANCIAL	FINANCIAL	FINANCIAL
FREE CASH FLOW* (£ MILLION) ® #1	RETURN ON AVERAGE INVESTED CAPITAL (%) #2	TOTAL SHAREHOLDER RETURN (%) ® #2

Definition

Free cash flow comprises the net cash flow from operating activities aggregated with the net movements in loans receivable and other investments, and with the net purchase of property, plant and equipment, and computer software.

Definition

Profit before finance charges and exceptional items divided by average invested capital. Invested capital comprises net assets aggregated with exceptional restructuring costs and goodwill at the date of transition to IFRS, excluding post employment liabilities and net borrowings.

Definition Percentage growth in the value of a Diageo share (assuming all dividends and capital distributions are re-invested).
Why we measure Free cash flow is a key indicator of the financial management of the business and reflects the cash generated by the business to fund payments to our shareholders and acquisitions.

Why we measure

Return on average invested capital (ROIC) is used by management to assess the return obtained from the group’s asset base. Improving ROIC builds financial strength to enable Diageo to attain its financial objectives.

Why we measure As a public limited company, Diageo has a fiduciary responsibility to maximise long-term value for shareholders. We also monitor our relative TSR performance against our peers.
Performance Lower operating profit, principally reflecting the strength of sterling and increased restructuring costs, was the biggest driver of lower free cash flow year on year.	Performance Lower operating profit, primarily due to adverse exchange movements, the investment in United Spirits Limited and increased working capital led to the reduction in ROIC.

Performance

Diageo recorded a total shareholder return of 2% as dividends received increased 9% and earnings moderated in the financial year, given weaker economies in the emerging markets and some market specific challenges.

See page 45 for more detail	See page 45 for more detail

Business description (continued)

NON-FINANCIAL	NON-FINANCIAL	NON-FINANCIAL
ALCOHOL IN SOCIETY** (RESPONSIBLE DRINKING PROGRAMMES) #3	WATER EFFICIENCY*** (L/L) #3	EMPLOYEE SUPER-ENGAGEMENT (%) #4

Definition

Programmes run or funded by Diageo that aim to prevent excessive drinking, tackle drink driving, address underage drinking, help retailers ensure responsible sales or otherwise promote a positive role for alcohol in society.

Definition Ratio of the amount of water required to produce one litre of packaged product.

Definition

A key element of Diageo’s people strategy is employee engagement. As part of our annual values- based survey, Diageo measures super-engagement, a more stretching measure than engagement, requiring employees to assign the highest possible ranking to all six of the core engagement questions.

Why we measure

Harm related to alcohol misuse is our most important social issue. Supporting programmes that promote a positive role for alcohol in society, addresses risks such as: harm to consumers and communities; reputational damage; limitations to our licence to operate; and the loss of trust and respect from our stakeholders around the world.

Why we measure

Water is the main ingredient in all of Diageo’s brands. To sustain our production growth around the world and respond to the growing global demand for water, Diageo aims to improve water use efficiency and minimise the amount of water used at production sites, particularly in water-stressed areas.

Why we measure

We want to understand what drives high engagement, a key performance enabler. All feedback from our annual values survey is carefully reviewed both qualitatively and quantitatively. The results inform leadership development, employee engagement strategies and ways of working.

Performance

Since 2013, we have increased the number and geographic scope of programmes we support by expanding our efforts and partnerships in emerging markets.

Note: In 2011, we started actively tracking our global performance for public reporting.

Performance

Diageo used 6.9 litres of water to produce one litre of packaged product, a 2.4% decrease from 2013. While some savings are the result of major investments, most come from operational improvements related to equipment, processes, culture and behaviours.

Performance

For a second year running, 92% of employees took part in the survey.

In the 2014 survey 38% of all employees were measured as being super-engaged, in a year when employees experienced change in the business.

See page 89 for more detail	See page 90 for more detail	See page 95 for more detail

* Looking ahead to 2015, the free cash flow measure will be replaced by an operating cash conversion measure, to align with the fiscal 2015 Annual Incentive Plan.

** We are moving towards a new metric in future years that will demonstrate the impact of our programmes on awareness, attitudes or behaviour.

*** In accordance with Diageo’s environmental reporting methodologies data for each of the three years in the period ended 30 June 2013 have been restated and total water used excludes irrigation water for agricultural purposes on land under the operational control of the company.

Business description (continued)

Risk factors

Diageo believes the following to be the principal risks and uncertainties facing the group. If any of these risks occur, Diageo’s business, financial condition and performance could suffer and the trading price and liquidity of securities could decline.

In the ongoing uncertain economic environment, certain risks may gain more prominence either individually or when taken together. For example, demand for beverage alcohol products, in particular luxury or super premium products, may decrease with a reduction in consumer spending levels. Costs of operations may increase if inflation were to become prevalent, or upon an increase in the costs of raw materials. These conditions may also lead to intensified competition for market share, with potentially adverse effects on volume and prices. The financial and economic situation may have a negative impact on third parties with whom Diageo does, or may do, business. Any of these factors may affect the group’s performance, financial condition and liquidity. Diageo has taken and may take further steps to manage its business through this challenging economic environment and to position its business to benefit from economic recovery as and when that may occur in the markets in which Diageo operates, but there can be no assurance that the steps taken will have the intended results.

Diageo’s ability to fund its long term strategies may be adversely affected if there is an extended period of constraint in the capital markets, particularly the debt markets, at the same time that cash flows from Diageo’s business are under pressure. Such developments may adversely affect shareholder returns or share price. Additionally, continued volatility in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo’s reported results. Changes in the trustees’ valuations of the assets and liabilities of Diageo’s pension plans may also increase pension funding requirements.

Risks related to the global economy

Diageo’s business may be adversely impacted by unfavourable economic conditions or political or other developments and risks in the countries in which it operates

Diageo may be adversely affected by political, economic or social developments in any of the countries where it has distribution networks, production facilities or marketing companies. Diageo’s business is dependent on general economic conditions in the United States, countries that form the European Union and other important markets.

If the economy in any of these markets does not recover as forecast, or if there is a significant deterioration in the economic conditions in any of Diageo’s important markets, including any resulting social unrest, reduction in consumer confidence and spending levels, customer destocking, the failure of customer, supplier or financial counterparties or a reduction in the availability of, or an increase in the cost of financing to, Diageo, it could have a material adverse effect on Diageo’s business and performance. Any such economic developments may lead to reduced economic growth and, in turn, reduced demand for Diageo’s products, in Europe and other markets in which Diageo operates. This could have a material adverse effect on Diageo’s business.

Diageo is headquartered in the United Kingdom and has significant production and investment in Scotland. As such, the outcome of the referendum on Scottish independence, and any subsequent period of regulatory or political uncertainty may adversely affect Diageo’s business. In addition, Diageo’s operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Political and/or social unrest, potential health issues, natural disasters and terrorist threats and/or acts may also occur in various places around the world, which will have an impact on trade, tourism and travel. Many of these risks are heightened, or occur more frequently, in emerging markets. These disruptions can affect Diageo’s ability to import or export products and to repatriate funds, as well as affecting the levels of consumer demand (for example, in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo’s levels of sales or profitability. A substantial portion of Diageo’s operations, representing approximately 39% of Diageo’s net sales for the year ended 30 June 2014, are carried out in emerging markets. Emerging markets are also generally exposed to relatively higher risk of liquidity constraints, inflation, devaluation, price volatility, currency convertibility and sovereign default. Due to Diageo’s specific exposures, any or all of the aforementioned factors may affect Diageo disproportionately or in a different manner as compared to its competitors.

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

Risks related to the industry

Demand for Diageo’s products may be adversely affected by many factors, including changes in consumer preferences and tastes and adverse impacts of a declining economy

Diageo’s collection of brands includes some of the world’s leading beverage alcohol brands as well as brands of local prominence. Maintaining Diageo’s competitive position depends on its continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors including changes in demographic and social trends, public health regulations, changes in travel, vacation or leisure activity patterns, weather effects and a downturn in economic conditions, which may reduce consumers’ willingness to purchase premium branded products. Continued economic pressures could also lead to consumers selecting products at lower price points, whether Diageo’s or those of its competitors, which may have an adverse effect on Diageo’s profitability. The competitive position of Diageo’s brands could also be affected adversely by any failure to achieve consistent, reliable quality in the product or in service levels to customers.

Business description (continued)

In addition, the social acceptability of Diageo’s products may decline due to public concerns about alcohol consumption. These concerns could also result in regulatory action, litigation or customer complaints against companies in the industry and may have an adverse effect on Diageo’s profitability.

Growth in Diageo’s business has benefited from both the launch of new products and the creation of brand extensions and product innovation remains a significant element of Diageo’s growth plans. The launch and ongoing success of new products is inherently uncertain, especially as to their appeal to consumers. The failure to launch successfully a new product can give rise to inventory write-offs and other costs and can affect consumer perception and growth of an existing brand. There can be no assurance of Diageo’s continuing ability to develop and launch successful new products or variants of existing products or of the profitable lifespan of newly or recently developed products.

Diageo is subject to litigation directed at the beverage alcohol industry and other litigation

Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. Diageo may also be subject to litigation arising from legacy and discontinued activities, as well as other litigation in the ordinary course of its operations. Diageo is further subject to the risk of litigation by tax, customs and other regulatory authorities, including with respect to the methodology for assessing importation value, transfer pricing or compliance matters. Changes in the political and economic climate have resulted in an increased focus on tax collection in recent years and tax authorities are showing an increased appetite to challenge the methodology used by multinational enterprises, even where it is compliant with international best practice guidelines. Any such litigation may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and as a result, Diageo’s business could be materially adversely affected. For additional information with respect to legal proceedings, see ‘Additional information for shareholders — Legal proceedings’ and note 19 to the consolidated financial statements.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect Diageo’s business or operations, and water scarcity or poor water quality could negatively impact Diageo’s production costs and capacity

There is a growing concern that carbon dioxide and other so-called ‘greenhouse’ gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, Diageo may be subject to decreased availability or increased pricing for certain raw materials that are necessary for Diageo’s products, such as sugar, cereals, hops, agave and grapes. Water is the main ingredient in substantially all of Diageo’s products and it is also a limited resource in many parts of the world. As demand for water continues to increase, and as water becomes scarcer and the quality of available water deteriorates, Diageo may be affected by increasing production costs or capacity constraints, which could adversely affect Diageo’s operations and profitability.

An increase in the cost of raw materials or energy could affect Diageo’s profitability

The components that Diageo uses for the production of its beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty and/or governmental controls. Commodity price changes may result in unexpected increases in the cost of raw materials, glass bottles, flavours and other packaging materials and Diageo’s beverage products. Diageo may also be adversely affected by shortages of such materials or by increases in energy costs resulting in higher transportation, freight and other operating costs. Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit.

Risks related to regulation

Regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities

Diageo’s operations are subject to extensive regulatory requirements relating to production, distribution, importation, marketing, advertising, promotion, sales, pricing, labelling, packaging, product liability, labour, pensions, antitrust, compliance and control systems, and environmental issues. Changes in laws, regulations or governmental or regulatory policies and/or practices could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in countries where Diageo operates may impose new labelling, product or production requirements, limitations on the marketing, advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, restrictions on importation and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products.

Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recall, seizure of products or other sanctions which could have an adverse effect on Diageo sales or damage its reputation. Any changes to the regulatory environment in which Diageo operates could cause Diageo to incur material additional costs or liabilities, which could adversely affect Diageo’s performance.

Business description (continued)

Beverage alcohol products are also subject to national excise, import duty and other duties in most countries around the world. An increase in any such duties could have a significant adverse effect on Diageo’s sales revenue or margin, both through reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

Diageo’s reported after tax income is calculated based on extensive tax and accounting requirements in each of its relevant jurisdictions of operation. Changes in tax law (including tax rates), accounting policies and accounting standards could materially reduce Diageo’s reported after tax income.

Diageo is subject to increasing costs of monitoring and maintaining compliance with anti-corruption laws; and a breach of such laws or of Diageo’s related internal policies may have a material adverse effect on its business

Certain countries in which Diageo operates are reported to have high levels of corruption. There is increasing scrutiny and enforcement by regulators in many jurisdictions of anti-bribery laws including the US Foreign Corrupt Practices Act and the UK Bribery Act. This oversight has been enhanced by applicable regulations in the United States, which offer substantial financial rewards to whistleblowers for reporting information that leads to monetary fines.

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

Any investigations and lawsuits, regardless of the ultimate outcome of the proceeding, are time consuming and expensive and can divert the time and effort of our personnel, including senior management, from our business. Adverse publicity, governmental scrutiny and legal and enforcement proceedings can also have a negative impact on our reputation and on the morale and performance of our employees. To the extent that violations of Diageo’s policies and procedures are found, possible regulatory sanctions and fines and other consequences may also be material.

Risks related to Diageo’s business

The value of Diageo’s brands and its net sales may be negatively affected by its failure to maintain its brand image and corporate reputation

The value of Diageo’s brands and its profitability depends heavily on its ability to maintain its brand image and corporate reputation. Adverse publicity, whether or not justified, may tarnish Diageo’s reputation and cause consumers to choose products offered by its competitors. Such adverse publicity could arise as a result of a perceived failure by Diageo to make adequate positive social contributions, including in relation to the level of taxes paid by Diageo, or by the failures of internal controls or compliance breaches leading to a breach of Diageo’s Code of Business Conduct, its other key policies or of the laws or regulations in the jurisdictions in which it operates.

Diageo also maintains an online presence as part of its business operations. Diageo’s reputation may suffer if it is perceived to fail to appropriately restrict access to its online content or if it breaches any marketing regulation, code or policy. In addition, the proliferation of new methods of mass communication facilitated by the internet makes it easier for false or unfounded allegations to adversely affect Diageo’s brand image and reputation, which may in turn affect Diageo’s profitability.

Diageo faces competition that may reduce its market share and margins

Diageo faces substantial competition from several international companies as well as local and regional companies in the countries in which it operates and competes with drinks companies across a wide range of consumer drinking occasions. Within a number of categories, industry consolidation or realignment is still possible. Consolidation is also taking place among Diageo’s customers in many countries and increased competition by competitors or customers could lead to downward pressure on prices and/or a decline in Diageo’s market share in any of these categories, adversely affecting Diageo’s results and growth potential.

Diageo may not be able to derive the expected benefits from its strategy to focus on premium drinks or from its acquisitions or cost saving and restructuring programmes designed to enhance earnings

Diageo’s strategy is to focus on premium drinks and to grow its business through organic sales, operating profit growth and the acquisition of premium drinks brands that add value for shareholders.

There can be no assurance that Diageo’s strategic focus on premium drinks will result in opportunities for growth and improved margins.

It is possible that the pursuit of this strategic focus on premium drinks could give rise to further business combinations, acquisitions, disposals, joint ventures and/or partnerships (including any associated financing or the assumption of actual or potential liabilities, depending on the transaction contemplated). There can be no assurance that any transaction will be completed or that any such transaction would deliver the anticipated benefits, cost savings or synergies. The success of any transaction will depend in part on Diageo’s ability to successfully integrate new businesses with Diageo’s existing operations and realise the anticipated benefits. Similarly, there can be no assurance that the cost saving or restructuring programmes implemented by Diageo in order to improve efficiencies and deliver cost savings will deliver the expected benefits. Diageo continues to undertake change programmes designed to improve the effectiveness and efficiency of end-to-end operations, including changes to organisational structures, business processes and business systems. There may also be disruption caused to business processes as a result of such change which could impact Diageo operations and lead to adverse customer or consumer reaction.

Business description (continued)

Contamination, counterfeiting or other events could harm the integrity of customer support for Diageo’s brands and adversely affect the sales of those brands

The success of Diageo’s brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally, or through deliberate third party action, or other events that harm the integrity of or consumer support for those brands, could adversely affect their sales. Diageo purchases most of the raw materials for the production and packaging of its products from third party producers or on the open market. Diageo may be subject to liability if contaminants in those raw materials or defects in the distillation, fermentation or bottling process lead to low beverage quality or illness among, or injury to, Diageo’s consumers. Diageo may recall products in the event of contamination or damage. A significant product liability judgement or a widespread product recall may negatively impact sales and profitability of the affected brand or all Diageo brands for a period of time depending on product availability, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, any resulting negative publicity could adversely affect Diageo’s reputation with existing and potential customers and its corporate and brand image.

Additionally, third parties may sell products which are either counterfeit versions of Diageo brands or inferior brands that look like Diageo brands, and consumers of Diageo brands could confuse Diageo products with them. A bad consumer experience with such a product could cause them to refrain from purchasing Diageo brands in the future and in turn could impair brand equity, adversely affecting Diageo’s business.

Diageo’s operating results may be adversely affected by increased costs or shortages of talent

Diageo’s operating results could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Diageo’s success is dependent on the capability of its employees. There is no guarantee that Diageo will continue to be able to recruit, retain and develop the capabilities that it requires to deliver its strategy, for example in relation to sales, marketing and innovation capability within markets or in its senior management. The loss of senior management or other key personnel or the inability to identify, attract and retain qualified personnel in the future could make it difficult to manage the business and could adversely affect Diageo’s operations and financial results.

Diageo’s operating results may be adversely affected by disruption to production facilities, business service centres or information systems

Diageo would be affected if there was a catastrophic failure of its major production facilities or business service centres. Diageo operates production facilities around the world. If there was a technical failure in Diageo production facilities, or fire or explosion at one of Diageo’s production facilities, it could result in damage to the facilities, plant or equipment, their surroundings and/or the local environment. Such an event could lead to a loss in production capacity, or could result in regulatory action, legal liability or damage to Diageo’s reputation.

Diageo has a substantial inventory of aged product categories, principally Scotch whisky and Canadian whisky, which may mature over periods of up to 30 years or more. The maturing inventory is stored primarily in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for those products as it arises. There can be no assurance that insurance proceeds would cover the replacement value of Diageo’s maturing inventory or other assets, were such assets to be lost due to contamination, fire or natural disasters or destruction resulting from negligence or the acts of third parties. In addition, there is an inherent risk of forecasting error in determining the quantity of maturing stock to lay down in a given year for future consumption. A forecasting error could lead to Diageo being unable to meet future demand or lead to a future surplus of inventory and consequent write down in value of maturing stocks. Any failure of information systems or Diageo’s data infrastructure could adversely impact Diageo’s ability to operate. As with all large systems, Diageo’s information systems could be penetrated by outside parties’ intent on extracting information, corrupting information or disrupting business processes. Such unauthorised access could disrupt Diageo’s business and/or lead to loss of assets or to outside parties having access to confidential information, including privileged data or strategic information of Diageo and its employees, customers and consumers, or to making such information public in a manner that harms Diageo’s reputation. The concentration of processes in business service centres also means that any sustained disruption to the facility or issue impacting the reliability of the information systems used could impact a large portion of Diageo’s business operations and in some circumstances, could result in property damage, breaches of regulations, litigation, legal liabilities and reparation costs.

Diageo’s operations and financial results may be adversely affected by movements in the value of its pension funds, fluctuations in exchange rates and fluctuations in interest rates

Diageo has significant pension funds. These funds may be affected by, among other things, the performance of assets owned by these plans, the underlying actuarial assumptions used to calculate the surplus or deficit in the plans, in particular the discount rate and long term inflation rates used to calculate the liabilities of the pension funds, and any changes in applicable laws and regulations. If there are significant declines in financial markets and/or deterioration in the value of fund assets or changes in discount rates or inflation rates, Diageo may need to make significant contributions to the pension funds in the future.

Business description (continued)

Furthermore, if the market values of the assets held by Diageo’s pension funds decline, or if the valuations of those assets by the pension trustees decline, pension expenses may increase which, as a result, could materially adversely affect Diageo’s financial position. There is no assurance that interest rates or inflation rates will remain constant or that pension fund assets can earn the assumed rate of return annually; Diageo’s actual experience may be significantly more negative than the assumptions used.

Diageo may be adversely affected by fluctuations in exchange rates. In particular, any redenomination of the euro or its constituent parts could materially adversely affect Diageo. The results of operations of Diageo are accounted for in pounds sterling. Approximately 31% of Diageo’s net sales in the year ended 30 June 2014 were in US dollars, approximately 12% were in euros and approximately 18% were in sterling. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo’s reported results of operations from year to year. Diageo may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense.

Diageo’s operations may be adversely affected by failure to maintain or renegotiate distribution, supply, manufacturing or licence agreements on favourable terms

Diageo’s business has a number of distribution, supply, manufacturing or licence agreements for brands owned by it or by other companies. These agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurance that Diageo will be able to renegotiate its rights on favourable terms when these agreements expire or that they will not be terminated. Failure to renew these agreements on favourable terms could have an adverse impact on Diageo’s sales and operating profit. In addition, Diageo’s sales and operating profit may be adversely affected by any disputes with distributors of its products or with suppliers of raw materials.

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

Risks related to Diageo’s securities

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

Business description (continued)

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo’s strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•                  changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;

•                  changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

•                  developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

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

•                  ability to maintain Diageo’s brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo’s reputation and the likelihood that consumers choose products offered by Diageo’s competitors;

•                  increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•                  the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•                  Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;

•                  contamination, counterfeiting or other events that could adversely affect the perception of Diageo’s brands;

•                  increased costs or shortages of talent;

•                  disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;

•                  changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pension funds;

•                  renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;

•                  technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the principal risks set out in the ‘Risk factors’ section above. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

Business description (continued)

This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and licence to Diageo for use. All rights reserved. © Diageo plc 2014.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

Business review

MARKET DYNAMICS

1.              Commercial context

The global beverage alcohol market is large and diverse, comprising an estimated six billion equivalent units* of alcohol and £300 billion of revenue. Across the world there are significant variations in the type of beverage alcohol consumed depending on local incomes, cultures and attitudes.

* An equivalent unit is equal to one-nine-litre case of spirits; 45 litres of wine; 90 litres of beer.

On average, per capita consumption is higher in developed markets at 2.4 equivalent units of alcohol per year versus 1.1 in emerging markets, which is driven, in part, by differences in the average level of disposable income. The shape of the beverage alcohol market also varies significantly across geographies; some regions, such as Asia, consume more spirits, others such as Africa are more focused on beer.

Our business is increasingly balanced across developed and emerging markets and we are able to capture share across a wide variety of consumer occasions given the geographic breadth of our participation, our leading portfolio of brands across categories and price points, the depth of our consumer insights and innovation capabilities, combined with the strength of our route to consumer. Both developed and emerging markets are important beverage alcohol value pools, with different dynamics. Developed markets are large and profitable, but with lower growth rates. Emerging markets, also large, are less profitable, with faster growth rates. Given lower levels of disposable income in emerging markets they are more volatile in response to fluctuations in local economies, as we have seen this year.

Overall, the global beverage alcohol market is supported by the strong consumer fundamentals of a growing legal drinking age (LDA) population and increasing wealth, driving both consumer penetration and premiumisiation.

Developed markets

Consumers in developed markets are very conscious of what their brand choices say about them. Our strong portfolio of brands across categories and price points, coupled with our innovation capability, allows us to evolve our offering to provide what consumers are looking for, while the strength of our distribution networks enables us to get our products to the consumer, allowing us to benefit from these trends. Given the higher levels of disposable income and the importance of branding, these are markets where consumers are often prepared to pay more for high quality brands with heritage and provenance. There is also sustained growth in the number of consumers who are able to enjoy our reserve (luxury) portfolio of brands.

Emerging markets

In emerging markets we are seeing significant growth in the LDA population groups classified as emerging middle class and above. These consumers represent a significant opportunity, particularly for our premium core brands, as consumption per capita is currently far lower than in developed markets. Each country is different and growth occurs at different price points depending on wealth, and in categories and occasions which reflect local culture. Accessing this growth requires an understanding of local consumers and the categories, brands and price points they are seeking. A broader distribution platform which makes these brands accessible to this set of consumers is a critical enabler. There are also a significant, and growing, number of globally affluent consumers in the emerging markets for whom our reserve (luxury) portfolio holds particular appeal.

Business review (continued)

2.              Regulatory and broader stakeholder context

Alcohol is one of the most regulated products in the world, and beverage alcohol companies rightly operate in the context of a range of stakeholder expectations and demands.

At the same time beverage alcohol companies, like the rest of the private sector, are increasingly expected to be transparent and demonstrate progress on the wider social and environmental agenda. Using voluntary frameworks (such as the Global Reporting Initiative Guidelines, launched in 2000 and updated this year, the United Nations Global Compact principles, established in 2006, and the International Integrated Reporting Framework, published this year) is becoming a standard expectation for companies to follow. Moreover, reporting on these issues is becoming mandatory in more parts of the world. For example, the UK Companies Act, the US California Transparency in Supply Chains Act and the US Dodd Frank Act, require public disclosure of human rights and environmental issues. This year, the European Council and the European Commission reached an agreement to require publicly-traded companies with more than 500 employees to report performance against a number of social and environmental metrics. This high and growing level of regulation and scrutiny can be an advantage to companies with good corporate governance and the right approach to sustainability and responsibility.

Alcohol policy

While the approaches taken by governments to address alcohol misuse vary, Diageo believes that the most effective alcohol policies are evidence-based, account for drinking patterns, target at-risk groups, treat all forms of alcohol equally, and involve all stakeholders. These include mandating a minimum legal purchasing age of not less than 18; a maximum blood alcohol concentration (BAC) level for drivers of no more than 0.08mg; and lower BACs for novice and commercial drivers. Also effective are high-visibility enforcement campaigns of drink-driving laws and alcohol interlocks(1) for convicted drink drivers. Diageo advocates these policies while opposing measures that are not based on evidence, and are likely to have unintended consequences. For example the use of high taxes to control consumption can in some cases push consumers to unregulated alcohol markets.

(1).      Interlocks are breathalysers that stop a car from starting if the driver’s blood alcohol level is above a certain limit.

Industry collaboration

Beverage alcohol companies have recognised, and stakeholders are expecting, that issues such as reducing the harmful use of alcohol should be addressed through concerted industry initiatives in collaboration with stakeholders. Diageo is one of 13 global producers of beer, wine and spirits to launch a new set of commitments in support of the WHO’s Global strategy to reduce the harmful use of alcohol. The industry’s commitments include a focus on reducing underage drinking, strengthening and expanding marketing codes of practice, providing consumer information and responsible product innovation, reducing drink driving, and enlisting the support of retailers to reduce harmful drinking.

Unrecorded alcohol

The WHO estimates that 25% of alcohol consumed is unrecorded, which means it is outside the usual systems of governmental control: regulation and taxation. Because it is not regulated, little is known about its production, consumption, and related outcomes. What little we do know, suggests that some may be contaminated, some toxic, and a risk to public health. Therefore working with governments and other stakeholders to improve data collection in this area is helpful to all consumers.

Business review (continued)

Climate change and water security

A variety of environmental issues associated with climate change, such as extreme weather events, water scarcity and biodiversity loss, will increasingly affect businesses and how they operate. For the alcohol industry, water scarcity is an issue that demands particular attention given that water is a main ingredient in all its products. The World Bank expects water scarcity to affect 2.8 billion people directly by 2025. In some countries that have always faced hydrologic variability, climate change could increase water scarcity. The map below shows the specific Diageo sites operating in water-stressed locations where measures to address supply chain risks, contribute to community infrastructure, and work with governments and other partners on water stewardship are particularly important.

Value chain partnerships

Alcohol beverage companies contribute to the economic development of their communities in a variety of ways, whether through direct employment, taxes or community investment efforts. However, companies can further contribute by leveraging the economic impact of their entire value chain in the way they work with suppliers and customers — and doing so is an increasing expectation of the private sector by government and international development institutions. One powerful trend in the food and beverage industry is a focus on local sourcing in markets with an agricultural economy or potential for one. Not only does this help build trust with government and other stakeholders, but with the use of long term contracts, it can help secure supply. At the other end of the value chain, strategic partnerships and investment to train and support individuals interested in working in hospitality can build trust while strengthening the industry itself.

Business review (continued)

Operating results 2014 compared with 2013

In the year ended 30 June 2014, Diageo has reviewed its approach to the narrative discussion of its operating results. As a result of this review, Diageo has determined to focus on the key financial performance indicators on pages 28 to 29 which management uses to measure the financial performance of the group. In order to provide comparability to the prior year’s narrative discussion of operating results, the following section provides a reference for the narrative discussion of specific line items.

As at 1 July 2013 the group adopted a number of new standards and amendments and the application of IFRS11 - Joint arrangements and the amendment to IAS19 - Employee benefits resulted in a restatement of comparative figures. The impact on the group’s consolidated statement of comprehensive income and net cash flow for the years ended 30 June 2013 and 30 June 2012, and net assets as at 30 June 2013 and 30 June 2012 is provided in note 18 to the consolidated financial statements on pages 202 and 203.

1. INCOME STATEMENT

Sales and net sales

For the impact of exchange rate movements and acquisitions and disposals see pages 46-47. See “Group Financial Review — Key Performance Indicators — Organic net sales growth” on page 43 in respect of ‘organic’ movements.

Operating costs before exceptional items and operating profit

Operating costs before exceptional items comprise cost of sales, marketing and other operating expenses. For the impact of exchange rate movements and acquisitions and disposals see pages 46-47. See ‘Group Financial Review — Key Performance Indicators — Organic operating margin improvement’ on page 43 in respect of ‘organic’ movements.

Net finance charges, taxation and associates and joint ventures

See ‘Group Financial Review — Key Performance Indicators — Earnings per share before exceptional items’ on page 44.

Post employment plans

See ‘Group Financial Review — Key Performance Indicators — Free cash flow’ on page 45.

Exceptional items, exchange and dividend

Exceptional items comprise exceptional operating items, non-operating items and discontinued operations. See ‘Group Financial Review — Additional Financial Information — Exceptional items’ on page 47.

2. ANALYSIS BY REPORTING SEGMENTS

North America — see page 50

Western Europe — see page 53

Africa, Eastern Europe and Turkey — see page 56

Latin America and Caribbean — see page 59

Asia Pacific — see page 62

Corporate — see ‘Group Financial Review — Organic growth by region’ page 43

3. CATEGORY REVIEW — PAGES 65 TO 67

Business review (continued)

GROUP FINANCIAL REVIEW

“This year was tougher than anticipated with mixed regional performance as North America delivered top-line growth and significant margin expansion; Western Europe was stable and performance in emerging markets reflected economic weakness and market specific challenges. Despite this tougher environment we have gained share in a number of markets, invested for the future, expanded margins and simplified the organisation.”

Deirdre Mahlan,

Chief Financial Officer

HIGHLIGHTS OF THE YEAR

• Net sales, up 0.4%, reflecting mixed performance; growth in North America, stability in Western Europe and weakness in emerging market economies.
• Fourth quarter net sales up 0.8%.
• Positive consumer trends in higher priced categories, Diageo’s reserve brands net sales were up 14% and targeted price increases drove 3ppt of positive price/mix.
• Operating margin improved 0.8ppt.
• Procurement driven savings, worth 4% of total marketing spend, more than offset the cost of increased activity, contributing 0.2ppt of the total margin improvement.
• Eps before exceptionals was down 7.6p to 95.5 pence per share as foreign exchange movements reduced eps by 10 pence per share.
• Free cash flow was £1,235 million.
• Recommended final dividend of 32.0 pence per share, up 9%.

Key performance indicators		2014	2013 (restated)*
Organic net sales growth	%	—	5
Organic operating margin improvement	basis points	77	78
Earnings per share before exceptional items	pence	95.5	103.1
Free cash flow	£ million	1,235	1,452
Return on average invested capital	%	13.7	16.0

Other financial information		2014	2013 (restated)*
Volume	EUm	156.1	164.2
Net sales	£ million	10,258	11,303
Marketing spend	£ million	1,620	1,769
Operating profit before exceptional items	£ million	3,134	3,479
Operating profit	£ million	2,707	3,380
Reported tax rate	%	16.5	16.6
Reported tax rate before exceptional items	%	18.2	17.4
Profit attributable to parent company’s shareholders	£ million	2,248	2,452
Basic earnings per share	pence	89.7	98.0
Recommended full year dividend	pence	51.70	47.40

Business review (continued)

	Volume	Net sales	Marketing spend	Operating profit**
Organic growth by region	%	%	%	%
North America	(1)	3	2	8
Western Europe	—	—	—	—
Africa, Eastern Europe and Turkey	(5)	1	1	—
Latin America and Caribbean	(1)	2	1	3
Asia Pacific	(5)	(7)	(7)	(13)
Diageo ***	(2)	—	(1)	3

* Restated following the adoption of IFRS 11 and the amendment to IAS 19.

** Before exceptional items

*** Includes Corporate. In the year ended 30 June 2014 Corporate reported net sales and net operating charges of £79 million (2013 — £76 million) and £130 million (2013 — £151 million) respectively. The reduction in net operating charges primarily comprised lower costs in respect of global functions. For the reconciliation of reported to organic results, see pages 103-104.

KEY PERFORMANCE INDICATORS

1.              Organic net sales growth (£ million)

Reported net sales were adversely impacted by foreign exchange, while sustained performance in North America offset emerging market weakness

(a)         See notes on pages 46-47.

Organic volume growth in reserve brands was largely offset by decline in beer and in scotch in emerging markets. The strong performance of reserve brands and selective price increases drove positive price/mix.

2. Organic operating margin improvement

Focus on costs and driving efficiencies delivered 77bps of margin improvement

Significant supply chain savings and positive price/mix from growth of reserve brands was offset by cost inflation and under recovery of fixed costs in Africa due to weaker beer volume. The organic increase in operating margin was primarily driven by an increased focus on costs and efficiencies across the business and by procurement savings on marketing spend.

Business review (continued)

3.              Earnings per share before exceptional items (pence)

Eps before exceptionals impacted by adverse foreign exchange

(a)         The group’s after tax share of the results of associates and joint ventures was £252 million for the year ended 30 June 2014 (2013 — £217 million), of which, Diageo’s 34% equity interest in Moët Hennessy contributed £246 million (2013 — £230 million).

Reduction in eps due to lower operating profit was largely as a result of adverse foreign exchange movements. Increased income from associates and joint ventures and lower net finance charges partly mitigated the impact of reduced operating profit. The reduction in non-controlling interests is largely driven by the operating loss that has been reported by Shuijingfang.

Basic eps was 89.7 pence (2013 — 98.0 pence), with exceptionals reducing eps by 5.8 pence (2013 — 5.1 pence).

For movements in net finance charges see below:

Movement in net finance charges	£ million
2013 Reported (restated)	457
Net interest charge	(51)
Post employment charges	(26)
Venezuela hyperinflation adjustment	9
Other finance charges	(1)
2014 Reported	388

	2014 Reported	2013 Reported (restated)
Average monthly net borrowings (£ million)	9,174	8,267
Effective interest rate (%)	3.8	4.9

For the calculation of the effective interest rate, the net interest charge excludes fair value adjustments to derivative financial instruments and borrowings. Average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but excludes the market value adjustment for cross currency interest rate swaps.

The increase in average net borrowings was principally a result of the acquisition of shares in USL, completed on 4 July 2013, and the one off pension contribution to the UK pension plan in the year ended 30 June 2013 and a €100 million (£85 million) contribution to the Irish pension plans in the year ended 30 June 2014. Despite the increase in debt, the interest charge decreased in the year driven by lower interest rates on new debt issues and proportionally higher commercial paper balances.

On 2 July 2014 Diageo acquired an additional 37.8 million shares in USL for £1,118 million. This will increase average net borrowings in the year ending 30 June 2015.

The positive impact on post employment charges is mainly driven by the reduction of the pension deficit as a result of the one off contributions mentioned above.

Business review (continued)

4.              Free cash flow (£ million)

Lower pension contributions and capex partly offset the impact of reduced operating profit on cash flow

(a)         Operating profit adjusted for non cash items including depreciation and amortisation and excluding the thalidomide charge.

(b)         Other movements includes dividends received from associates and joint ventures, movements in loans receivable and other investments, pension contributions excluding one off contributions and the payment of £53 million in respect of the settlement of Thalidomide litigation in Australia and New Zealand in the year.

The decrease in free cash flow was primarily driven by lower operating profit due to the adverse impact of exchange rate movements and restructuring exceptional charges during the year. The reduction attributable to the termination of the distribution agreement with Jose Cuervo was largely offset by organic growth. The negative working capital movement arose in respect of lower creditors driven by reductions in overhead spend, bonus accruals and phasing of marketing spend. One off contributions to pension plans in the year ended 30 June 2014 were lower than last year, resulting in a favourable cash movement.

5.              Return on average invested capital (ROIC) (a)

Adverse foreign exchange movements and investment in USL led to a reduction in ROIC

(a)         ROIC calculation excludes exceptional items

Lower operating profit reduced ROIC by 1.5ppt primarily due to adverse exchange movements. Average invested capital increased as a result of our acquisition of shares in USL. The negative movement in working capital is partly accounted for by increased maturing inventory.

Business review (continued)

ADDITIONAL FINANCIAL INFORMATION

Income statement

	2013 (restated) £ million	Exchange (a) £ million	Acquisitions and disposals (b) £million	Organic movement £ million	2014 £ million
Sales	15,276	(1,082)	(368)	154	13,980
Excise duties	(3,973)	285	78	(112)	(3,722)
Net sales	11,303	(797)	(290)	42	10,258
Cost of sales*	(4,389)	243	167	(27)	(4,006)
Gross profit	6,914	(554)	(123)	15	6,252
Marketing	(1,769)	108	31	10	(1,620)
Other operating expenses*	(1,666)	110	(8)	66	(1,498)
Operating profit before exceptional items	3,479	(336)	(100)	91	3,134
Exceptional operating items (c)	(99)				(427)
Operating profit	3,380				2,707
Non-operating items (c)	(83)				140
Net finance charges	(457)				(388)
Share of after tax results of associates and joint ventures	217				252
Profit before taxation	3,057				2,711
Taxation	(507)				(447)
Profit from continuing operations	2,550				2,264
Discontinued operations (c)	—				(83)
Profit for the year	2,550				2,181

* Before exceptional operating items

(a) Exchange

The impact of exchange rates movements on reported figures is principally in respect of the Venezuelan bolivar, the US dollar, the Turkish lira and the South African rand.

In March 2014, the Central Bank of Venezuela opened the Second Ancillary Foreign Currency Administration System (Sicad II) that allows private and public companies to trade foreign currency at a higher exchange rate than the official exchange rate. As a result, the group has applied a consolidation rate of $1 = VEF49.98 (£1 = VEF85.47) for its Venezuelan operations for the year ended 30 June 2014. For the year ended 30 June 2013 a rate of $1 = VEF9 (£1 = VEF13.68) was used. The change in the exchange rate for the year ended 30 June 2014 reduced net sales by £358 million, operating profit by £229 million, cash and cash equivalents by £329 million and net assets by £378 million.

The estimated effect of exchange rate and other movements on profit before exceptional items and taxation for the year ended 30 June 2014 is set out in the table below.

Gains/ (losses) £ million
Translation impact	(182)
Transaction impact	(154)
Operating profit before exceptional items	(336)
Net finance charges — translation impact	12
Mark to market impact of IAS 39 on interest expense	(6)
Impact of IAS 21 and IAS 39 on net other finance charges	(2)
Interest and other finance charges	4
Associates — translation impact	8
Profit before exceptional items and taxation	(324)

	2014	2013
Exchange rates
Translation £1 =	$1.63	$1.57
Transaction £1 =	$1.59	$1.57
Translation £1 =	€1.20	€1.21
Transaction £1 =	€1.26	€1.18

Business review (continued)

(b) Acquisitions and disposals

The impact of acquisitions and disposals on the reported figures was primarily attributable to the termination of the distribution agreement with Jose Cuervo. See page 105 for further details.

(c) Exceptional items

Exceptional operating charges of £427 million (2013 — £99 million) in the year ended 30 June 2014 comprise:

•            £98 million (2013 — £nil) in respect of the Global efficiency programme announced in January 2014;

•            £35 million (2013 — £25 million) in respect of the Supply excellence restructuring programme;

•            £30 million (2013 — £44 million) for the restructuring of the group’s supply operations; and

•            a brand and tangible asset impairment charge of £264 million in respect of Shui Jing Fang (2013 — £50 million in respect of the Cacique brand) as a result of the downturn in the baijiu category in China driven by the anti extravagance measures by the Chinese government. The related deferred tax liability of £65 million has been written back to taxation in the income statement and therefore the net charge is £199 million. As the group has  a 39.7% controlling interest in Sichuan Shuijingfang Co., Ltd (Shuijingfang), the impact of this impairment on the group’s basic earnings per share is a reduction of 3.2 pence.

In the year ended 30 June 2013 exceptional operating items also included a gain of £20 million in respect of changes to future pension increases for the Diageo Guinness Ireland Group Pension Scheme.

Non-operating items in the year ended 30 June 2014 comprise a gain of £140 million following the acquisition of additional investment in United Spirits Limited (USL) which increased the group’s investment in USL from 10.04% to 25.02% on 4 July 2013 and triggered a change in accounting from available-for-sale investments to associates. As a result, the difference between the original cost of the investment and its fair value has been included in the income statement. In the year ended 30 June 2013 exceptional non-operating items comprised a loss of £83 million in respect of the Nuvo disposal.

Discontinued operations in the year ended 30 June 2014 represent a charge after taxation of £83 million (2013 — £nil) in respect of the settlement of thalidomide litigation in Australia and New Zealand and anticipated future payments to thalidomide organisations.

Cash payments in the year ended 30 June 2014 in respect of exceptional restructuring items and thalidomide were £104 million (2013 — £61 million) and £59 million (2013 — £23 million), respectively. An exceptional operating charge of approximately £130 million is expected to be incurred in the year ending 30 June 2015 primarily in respect of the Global efficiency and Supply excellence programmes, while total cash expenditure is expected to be approximately £200 million.

(d) Dividend

The directors recommend a final dividend of 32.0 pence per share, an increase of 9% from the year ended 30 June 2013. The full dividend will therefore be 51.7 pence per share, an increase of 9% from the year ended 30 June 2013. Subject to approval by shareholders, the final dividend will be paid on 2 October 2014 to shareholders on the register on 15 August 2014. The New York Stock Exchange has announced that Diageo ADSs will carry due bills from 13 August 2014 through 19 September 2014 pending approval of the dividend at the AGM. Payment to US ADR holders will be made on 7 October 2014. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 10 September 2014.

Business review (continued)

Balance sheet

Movement in net borrowings

	2014 £ million	2013 (restated) £ million
Net borrowings at the beginning of the year	(8,403)	(7,573)
Free cash flow (a)	1,235	1,452
Acquisition and sale of businesses (b)	(534)	(660)
Proceeds from issue of share capital	1	—
Net purchase of own shares for share schemes (c)	(113)	(11)
Dividends paid to non-controlling interests	(88)	(100)
Purchase of shares of non-controlling interests (d)	(37)	(200)
Net (decrease)/increase in bonds (e)	(93)	1,231
Net movements on other borrowings	(64)	7
Equity dividends paid	(1,228)	(1,125)
Net (decrease)/increase in cash and cash equivalents	(921)	594
Net decrease/(increase) in bonds and other borrowings	157	(1,238)
Exchange differences (f)	349	(116)
Other non-cash items	(32)	(70)
Net borrowings at the end of the year	(8,850)	(8,403)

(a) See page 45 for the analysis of free cash flow.

(b) Primarily includes cash payments of £474 million in respect of the acquisition of an additional 18.74% investment in USL. On 2 July 2014 the group acquired an additional 26% investment in USL for INR 114.5 billion (£1,118 million) taking its aggregate investment to 54.78% (excluding 2.38% of the shares owned by the USL Benefit Trust on behalf of USL). From 2 July 2014 the group accounts for USL as a subsidiary with a 43.9% non-controlling interest.

In the year ended 30 June 2013 cash payments principally included £284 million in respect of 100% equity stake in Ypióca Bebidas S.A. (Ypióca) and £274 million in respect of a 10.04% investment in USL.

(c) Net purchase of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £208 million (2013 — £143 million) less receipts from employees on the exercise of share options of £95 million (2013 — £132 million).

(d) Primarily comprises the purchase of the remaining 7% (2013  — purchase of 40%) equity stake in Sichuan Chengdu Shuijingfang Group Co., Ltd.

(e) In the year ended 30 June 2014 the group issued bonds of €1,700 million (£1,378 million) and repaid bonds of €1,150 million (£983 million) and $804 million (£488 million). In the prior year, the group issued bonds of $3,250 million (£2,100 million) and repaid bonds of $1,350 million (£869 million).

(f) Primarily arose on US dollar and euro denominated borrowings offset by adverse exchange rate movement on cash and cash equivalents held in Venezuela.

Business review (continued)

Movement in equity

£ million
Equity at 30 June 2013 (restated)	8,088
Profit for the year	2,181
Exchange adjustments (a)	(1,133)
Net remeasurement of post employment plans (b)	(167)
Fair value movements on available-for-sale investments (c)	(85)
Dividends to non-controlling interests	(88)
Purchase of shares of non-controlling interests	(37)
Dividends paid	(1,228)
Other reserve movements	59
Equity at 30 June 2014	7,590

(a) Primarily arose on the US dollar, the euro, the Turkish lira and the Venezuelan bolivar denominated intangible assets, investments and borrowings.

(b) Mainly driven by the decrease in discount rate assumptions used to calculate the net post employment liabilities partly offset by the actual return on the plan assets being higher than the discount rate.

(c) Comprises the net recycling of the cumulative fair market value adjustment on the group’s investment in USL due to the change in accounting from available-for-sale investment to associate.

Post employment deficit

The deficit in respect of post employment plans before taxation decreased by £66 million from £541 million at 30 June 2013 to £475 million at 30 June 2014. The decrease was primarily due to the cash contributions of £288 million (2013 — £591 million) made into the post employment plans, which included a one off €100 million (£85 million) payment into the Irish pension plans, partially offset by the net remeasurement of post employment plans. Total cash contributions to the group’s post employment plans for the year ending 30 June 2015 are expected to be approximately £185 million.

Business review (continued)

SEGMENT REVIEW

NORTH AMERICA

North America accounts for about a third of our net sales and around 45% of operating profit and is the largest market for premium drinks in the world. Due to our continued leadership in innovation, strong route to consumer, positive consumer trends, and increased marketing investment in key brands, we continue to be well positioned.

Key financials	2013 Reported (restated)* £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2014 Reported £million	Reported movement %
Net sales	3,723	(156)	(231)	108	3,444	(7)
Marketing spend	581	(27)	(24)	10	540	(7)
Operating profit before exceptional items	1,478	(54)	(71)	107	1,460	(1)
Exceptional items	—				(35)
Operating profit	1,478				1,425	(4)

*Restated following the adoption of IFRS 11 and the amendment to IAS 19.

Our markets

Our North America business comprises US Spirits and Wines, Diageo Guinness USA (DGUSA), Canada.

Route to market

Route to market in the United States (US) is through the three-tier system and we distribute our products through more than 100 spirits and wines distributors and brokers, and more than 400 beer distributors nationally. We have a unique route to market for our spirits and wine business in the US, with more than 3,000 dedicated distributor sales personnel focused only on Diageo and Moët Hennessy spirits and wine brands. To date, Diageo has consolidated its US Spirits and Wines business into a single state-wide distributor or broker in 41 states and the District of Columbia, representing more than 80% of the company’s US Spirits and Wines volume. We continue to focus on building capabilities within our distributor dedicated sales forces and creating a more efficient and effective value chain.

Diageo North America’s US Spirits and Wines business operates through five divisions in Open States where we sell to distributors who then sell to retailers, and through two divisions in Control States where in most cases, we sell to the state, which in turn sells to state or agency stores and on premise retailers. US Spirits and Wines sells the vast majority of the Californian and imported wines we own and represent, with the remaining small portion of sales coming from winery visitor centres and online sales.

DGUSA sells and markets brands including Guinness, Smirnoff Ice and Red Stripe. Beer distribution generally follows the three-tier open state regulations across the United States.

Diageo Canada distributes our collection of spirits, beer and wine brands across all Canadian provinces, which generally operate through a provincial control system. In 2014, we announced that we are moving to a broker model effective 1 July 2014, appointing a single broker for Canada with a dedicated sales force handling our brands in the country.

National brand strategy, strategic accounts marketing as well as corporate functions are managed at North American level. In North America, we market a total beverage alcohol portfolio. Diageo North America’s strong innovation pipeline and reserve business help fuel growth.

Supply operations

We have 11 bottling, distilling, blending and maturation sites including operations in Plainfield, Illinois; Amherstburg, Ontario; Valleyfield, Quebec; Relay, Maryland; Gimli, Manitoba; Tullahoma, Tennessee; and seven wineries, and wine bottling operations, in California.

Business review (continued)

Sustainability & Responsibility

As part of our commitment to tackling alcohol misuse, Diageo North America dedicates 20% broadcast advertisment towards responsible drinking messages. Operations continue to progress against all environmental targets; Diageo’s Gimli, Manitoba plant, where the Company distills Crown Royal, is 99% carbon neutral. Our employee-focused culture won the company the best place to work accolade from the Human Rights Campaign again this year, and Diageo was listed as one of Working Mother magazine’s top 100 companies this year.

Performance

North America, our biggest and most profitable region given our brand and market strength and its consistent strong performance, again delivered top line growth, driven by 5% growth in US Spirits and Wines, and margin expansion of 183bps as a result of gross margin expansion and cost reduction. Economic recovery in the US is uneven and this is reflected in the consumer trends seen in US spirits with overall spirits category growth slowing and premium and above price points driving category growth. Our growth reflects this with scotch, North American whiskey and tequila leading the growth. Our strength in innovation has continued. Launches of super and ultra premium variants have accelerated growth of our reserve brands, which grew 14%, and innovations against our premium core brands have driven brand relevance and recruited new consumers. However, performance in vodka was weak as Smirnoff volume has been impacted as its price premium has been maintained for another year. In Canada the spirits market is softer than the US and net sales grew 1%. Our DGUSA business declined 7% mainly reflecting reduced focus on the pouches segment.

	Organic	Organic	Reported
	volume	net sales	net sales
	movement*	movement	movement
	%	%	%
Key markets and categories:
North America	(1)	3	(7)

US Spirits and Wines	(1)	5	(7)
DGUSA	(5)	(7)	(11)
Canada	(2)	1	(17)

Spirits **	(1)	4	(7)
Beer	(7)	(5)	(9)
Wine	(1)	6	2
Ready to drink	(5)	(9)	(24)

Global and local leaders **:
Johnnie Walker	—	6	2
Crown Royal	(4)	—	(4)
Buchanan’s	22	24	19
Bulleit	69	69	63
Smirnoff	(4)	(2)	(6)
Ketel One vodka	1	4	—
Cîroc	(3)	(3)	(7)
Captain Morgan	2	5	—
Baileys	(1)	2	(3)
Tanqueray	(1)	1	(3)
Don Julio	26	26	22
Guinness	(6)	(3)	(8)

*                 Organic equals reported movement for volume except for North America (8)%, US Spirits and Wines (9)%, Canada (4)%, spirits (8)% and ready to drink (7)%, reflecting the disposal of Nuvo and the termination of the Jose Cuervo distribution agreement.

**          Spirits brands excluding ready to drink.

Key highlights

•                  US Spirits and Wines. Diageo continues to lead the industry on price and mix but the volume performance was weaker, especially in the increasingly price sensitive standard vodka segment where the decline of Smirnoff was the main driver of overall volume down 1%. Price increases, which drove around 120bps of net sales growth, and the strong performance of reserve brands were the primary drivers of 6ppt of positive price/mix. Reserve brands grew double digit fuelled by almost 50% growth of Johnnie Walker super and ultra premium variants following the successful launches of Johnnie Walker Platinum and Gold Reserve, as well as the introduction of limited edition variants and packs targeted at the gifting occasion. Strong growth of Don Julio and scotch malts, especially Lagavulin, Talisker and Oban, contributed to the performance of reserve brands as did Bulleit which grew net sales 69%. Innovation delivered incremental net sales, with flavour extensions in vodka, as well as the launch of Captain Morgan White in February, which has expanded the brand’s presence across the rum category and driven growth of the brand. Cîroc Amaretto performed strongly in the year, however, price pressure on the base variant resulted in an overall net sales decline of 3%. Buchanan’s, the fastest growing scotch brand in the United States, continued to grow double digit through its continued focus on the growing Hispanic consumer segment. Crown Royal net sales grew 1%, lapping growth of 18% last year fuelled by the launch of Crown Royal Maple.

Business review (continued)

•                  DGUSA net sales declined 7%, primarily driven by continued decline of pouches, as the segment was defocused, and weakness in beer, while Smirnoff Red Ice performance improved. Renovation of Smirnoff Red Ice with new packaging, new flavor innovations and a new marketing campaign ‘Cheers to Us’ targeted at Hispanic and African American consumers, halted the brand’s decline with net sales broadly flat for the year and improved brand equity scores amongst all major consumer groups. Guinness performance reflects weak performance of Guinness Black Lager and slower growth in the on trade, particularly in the second half, with increased competition from the craft beer segment.

•                  In Canada, net sales grew 1% impacted by slowdown in the category.  Reserve brands grew by over 40%, with Cîroc and scotch malts being the biggest contributors. Guinness grew net sales, largely driven by the launch of Guinness Black Lager with some growth also from the base variants.

•                  Last year, marketing spend increased 10% with upweighted investment behind global and local leading brands.  This year spend was up and benefited from 3ppt of procurement efficiencies. Investment in the year was focused on supporting new launches, in particular Cîroc Amaretto and Captain Morgan White Rum, the re-invigoration of Guinness and the growth of Johnnie Walker focused on the ‘Keep Walking’ campaign as well as supporting growth of super and ultra premium variants. Guinness investment increased significantly in the year to support the ‘Basketball’ advertising as part of the global ‘Made of More’ platform and the digital and television campaign saluting US sport heroes leading up to the Winter Olympics.

Business review (continued)

WESTERN EUROPE

Diageo is the largest premium drinks business in Western Europe. Consumer marketing programmes are developed at a market level to drive consistency, efficiency and scale across all countries.

Key financials	2013 Reported (restated)* £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2014 Reported £ million	Reported movement %
Net sales	2,203	9	(38)	(5)	2,169	(2)
Marketing spend	328	—	(4)	(1)	323	(2)
Operating profit before exceptional items	650	(5)	(8)	2	639	(2)
Exceptional items	(31)				(20)
Operating profit	619				619	—

*Restated following the adoption of IFRS 11 and the amendment to IAS 19.

Countries within Western Europe

Western Europe is managed as a single market with country teams focusing on sales and customer marketing execution. This market comprises Great Britain, Ireland, Iberia, France, Germany, Benelux, Italy, Nordics, Greece, Switzerland, Austria, Diageo Guinness Continental Europe beer business and European wines.

Route to market

In Great Britain we sell and market our products through three business units: Diageo GB (spirits, beer and ready-to-drink); Percy Fox & Co (wines); and Justerini & Brooks Retail (private client wines). Products are distributed both through independent wholesalers and directly to retailers. In the on trade, products are sold through major brewers, multiple retail groups and smaller regional independent brewers and wholesalers.

In both the Republic of Ireland and Northern Ireland, Diageo sells and distributes directly to both the on trade and the off trade through a telesales operation, sales calls to outlets and third-party logistics providers.

Across the remainder of Western Europe, we distribute our spirits brands primarily through our own distribution companies, except for France where products are sold through a joint venture arrangement with Moët Hennessy.  In Norway and Sweden, off trade sales are controlled by state monopolies, with alcohol tax rates among the highest in the world.

Diageo Guinness Continental Europe, a specialist unit, distributes our beer brands in mainland Europe, focusing particularly in Germany, Russia and France, which for us are the largest mainland European beer markets by net sales.

Supply operations

The International Supply Centre (ISC) comprises the supply operations in the United Kingdom, Ireland and Italy and distils, brews, matures and packages product for other Diageo companies throughout the world. The group owns 29 whisky distilleries in Scotland, an Irish whiskey distillery and a Dublin based beer brewery. The ISC ships whisk(e)y, vodka, gin, rum, beer, wine and other spirit-based drinks in a combination of bottles, cans, kegs and pouches to over 180 countries. In 2012, we announced a £1billion investment in Scotch whisky production and inventory.

To date we have focused on expanding malt distillation capacity across Scotland at existing sites and developed a major new warehousing site to mature our inventory investment. The investment program has generated additional employment and benefited local communities. We are also planning to build a new malt whisky distillery in Scotland. A brewing rationalisation programme will be completed in 2015.

Business review (continued)

Sustainability & Responsibility

In Western Europe we focus on promoting responsible drinking in every country through partnerships with government agencies, non-governmental organisations (NGOs), independent charities and large retail customers. Such partnerships include Teach about Alcohol in Sweden, a schools-based programme that helps young people to resist social pressure, peer pressure and learn to say no to alcohol. Also the Avenue programme in Greece is tackling a culture of drink driving with support from the European Commission and European Transport Safety Council. We also expanded our Learning for Life community investment programme to Scotland as part of a five-year effort aiming to provide valuable life skills, technical training and work experience to young people across various sectors. We also launched Learning for Life Programmes in Germany and Ireland.

Performance

Western Europe still has weak economies and fragile consumer confidence but there has been steady improvement and our business has stabilised year on year, gaining share of spirits. There was modest growth in Great Britain, Benelux, France and the Nordics which counter-balanced the slowing declines in Southern Europe and Ireland. Germany was weaker due to higher trade investment and an increasingly price competitive off trade. Marketing was targeted more effectively, and we kept our investment as a percentage of net sales flat while prioritising higher growth and margin brands. We have focused on fewer, bigger pan-regional innovation launches with Baileys Chocolat Luxe, Smirnoff Gold, frozen pouches and premix, and our reserve business was strong with net sales up 15% driven by the scotch malts, Cîroc, Zacapa and Johnnie Walker. Operating margin expansion of nearly 20bps was driven by product optimisation and reductions in warehousing and logistic costs. Our route to consumer programme focused on efficiency, effectiveness and expansion, increasing the focus of our sales people, improving their capabilities and putting more feet on the street, which has given us a strong platform as we move into next year.

	Organic	Organic	Reported
	volume	net sales	net sales
	movement*	movement	movement
	%	%	%
Key categories:
Western Europe	—	—	(2)

Spirits **	1	(1)	(2)
Beer	(5)	(3)	(3)
Wine	(2)	(2)	(10)
Ready to drink	1	5	5

Global and local leaders **:
Johnnie Walker	1	(1)	(1)
JεB	(9)	(11)	(10)
Smirnoff	1	(6)	(6)
Captain Morgan	15	6	6
Baileys	(4)	(2)	(2)
Guinness	(4)	(3)	(2)

*                 Organic equals reported movement for volume except for Western Europe (2)%, spirits (1)% and wine (9)%, reflecting the termination of some agency brand distribution agreements including Jose Cuervo.

**          Spirits brands excluding ready to drink.

Key highlights

•                  In Great Britain, in a relatively flat beverage alcohol market, net sales were up 2%. Baileys delivered a strong performance with top line growth of 8% on the back of a new advertising campaign and the launch of Chocolat Luxe which was one of the top five spirits sold on Amazon over the week of Christmas. Captain Morgan and Cîroc also performed well. Bell’s was weaker as it faced increasingly intense price pressure. Smirnoff net sales declined 3% given the weak vodka category but it gained volume share supported by the ‘Great Drinks Made Easy with Smirnoff’ campaign and the launch of Smirnoff Gold. Ready to drink was up double digit led by the success of premix, providing popular brands, such as Diageo’s Gordon’s and Pimm’s in more convenient formats.

•                  Following a significant increase in excise duties in the first half of the year, the market in Ireland remained challenging and net sales declined 4%. Spirits were impacted and net sales were down double digit. Roughly half of the decline was driven by weakness in agency beer brands. Guinness net sales declined 3%, but brand equity improved with the launch on television and YouTube of the ‘Basketball’ campaign, and the launch of an on trade footfall driver, the GUINNESS Plus app which provides consumers with in outlet experiences and discounts.

Business review (continued)

•                  In Southern Europe, which now represents 16% of Western Europe, net sales declined 3%. Greece and Italy net sales were down 7% and 5% respectively, as economic weakness continued to weigh on scotch and Smirnoff performance in both countries, and on Baileys performance in Italy. In Iberia the net sales decline moderated to 1%. Scotch net sales declined 8% as JεB was impacted by an increasingly price competitive off trade environment but the brand gained share in the second half of the year. This was partly offset by the performance of Tanqueray which was up 14% on the back of a double digit increase in media spend and Baileys, which was up 2%. Increased investment in the Spanish route to consumer was partially offset by cost saving initiatives.

•                  In France, in an environment of intensified price competition amongst major off trade retailers, net sales grew 1%. The strong performance of scotch malts, which were up 7% led by The Singleton, Cardhu and Talisker, and of Captain Morgan where net sales more than doubled, offset weakness in JεB.

•                  In Germany, following a number of years of double digit growth which has built Captain Morgan to be Diageo’s second biggest brand, performance was weaker this year as Baileys and Smirnoff continued to decline.

•                  Net sales in wine declined 2%, with innovations on Blossom Hill and strong growth of [yellow tail] partially offsetting soft Bordeaux En Primeur performance and the decision to exit unprofitable sales channels and distribution agreements.

•                  Marketing spend as a percentage of net sales was held at 15%. Spend in premium core, innovation and reserve were prioritised over lower margin local brands. Efficiencies in procurement and promotional activities were used to fund a 15% increase in media spend.

Business review (continued)

AFRICA, EASTERN EUROPE AND TURKEY

In Africa our strategy is to grow Diageo’s leadership across beer and spirits by providing brand choice across a broad range of consumer motivations, profiles, and occasions. We are focused on growing beer faster than the market and accelerating the growth of spirits through continued investment in infrastructure and brands. In Russia & Eastern Europe we are driving our premium core and reserve portfolio, whilst in Turkey, Diageo continues to focus its mainstream route to consumer presence to drive accelerated growth in international premium spirits.

Key financials	2013 Reported (restated)* £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2014 Reported £ million	Reported movement %
Net sales	2,276	(210)	(6)	15	2,075	(9)
Marketing spend	265	(24)	(1)	2	242	(9)
Operating profit before exceptional items	653	(95)	(2)	(2)	554	(15)
Exceptional items	(5)				(23)
Operating profit	648				531	(18)

*Restated following the adoption of IFRS 11 and the amendment to IAS 19.

Our markets

The region comprises Nigeria, East Africa (Kenya, Tanzania, Uganda, Burundi, Rwanda and South Sudan), Africa Regional Markets (including Ghana, Cameroon, Ethiopia, Angola and Mozambique), South Africa, Russia and Eastern Europe, Turkey.

Route to market

In Africa our largest businesses are in Nigeria, where we own 54.3% of a listed company whose principal brands are Guinness, Harp and Malta, and in East Africa, where we own 50.03% of East African Breweries Limited (EABL). EABL produces and distributes beer and spirits brands to a range of consumers in Kenya and Uganda, and has a 51% equity interest in Serengeti Breweries Limited, Tanzania. Within Africa Regional Markets, we have wholly-owned subsidiaries in Cameroon, Ethiopia, Mozambique and Reunion and majority-owned subsidiaries in Ghana and the Seychelles. Angola is supplied via a third-party distributor. In South Africa we sell spirits through a wholly-owned subsidiary and our beer, cider and ready-to-drink products through our 42.25% stake in DHN Ltd, a joint venture with Heineken and Namibia Breweries Ltd. In addition, we own a 50% equity stake in United National Breweries, a sorghum beer business. Diageo has brewing arrangements with the Castel Group to license, brew and distribute Guinness in the Democratic Republic of Congo, Gambia, Gabon, Ivory Coast, Togo, Benin, Burkina Faso, Chad, Mali and Guinea. Diageo sells spirits through distributors in most other sub-Saharan countries.

Russia and Eastern Europe comprises the principal markets of Russia and Poland, where there are wholly-owned subsidiaries and distributor agreements.

In Turkey, we sell our products via the distribution network of our wholly-owned subsidiary, Mey İçki. Mey İçki distributes both local brands (raki, other spirits and wine), which are produced in its distilleries and wineries, and Diageo’s global spirits brands.

Business review (continued)

Supply operations

We have 14 breweries in Africa, including our 25% stake in Sedibeng in South Africa.

In addition, our beer and spirits brands are produced by third-parties under licence in 20 other African countries. We also own six manufacturing facilities including glass, blending, malting and cider plants.

Raki and vodka is produced in Turkey at a number of sites, and we produce Smirnov vodka in Russia.

Sustainability & Responsibility

In Africa we create wealth both directly through our operations and indirectly through our broader value chains where we support development and growth in partnership with businesses and communities. We source over 60% of agricultural and packaging materials locally, and we work with more than 45,000 local farmers for our agricultural inputs. Thirteen of our production sites in Africa are in water-stressed areas, so much of our focus is on managing water use in our operations effectively and reducing water poverty in surrounding communities through our pan-African Water of Life programme. Since its launch, we have brought safe drinking water to around 10 million people. In Russia we have launched some highly innovative responsible drinking programmes.

Performance

In a tough year and despite facing significant challenges, net sales grew 1% as the region responded to the specific market challenges that it faced. In Nigeria, where beer performance was weak, we adjusted prices and increased our presence in the growing value segment. Innovation was a key enabler for responding to changing consumer trends through new formats and brands and the region delivered the highest growth rate for innovation through the success of brands such as Snapp in Nigeria, Jebel in Kenya, Smirnoff Black Ice in Cameroon and Ghana and super premium brands in Turkey. We have expanded our route to consumer, revitalised the Guinness brand across its key markets in Africa and reserve brands grew 26%. Under recovery of fixed costs in supply due to lower beer volumes and cost and salary inflation drove an overall reduction in organic operating margin, although significant procurement and supply chain savings partly mitigated this impact.

	Organic	Organic	Reported
	volume	net sales	net sales
	movement*	movement	movement
	%	%	%
Key markets and categories:
Africa, Eastern Europe and Turkey	(5)	1	(9)

Africa	(6)	—	(9)
Nigeria	(9)	(9)	(14)
East Africa	(12)	2	(2)
Africa Regional Markets	(3)	2	(8)
South Africa	4	12	(9)
Russia and Eastern Europe	(1)	2	(7)
Turkey	(3)	5	(12)

Spirits **	2	3	(10)
Beer	(16)	(5)	(11)
Ready to drink	44	34	21

Global and local leaders **:
Johnnie Walker	—	—	(8)
JεB	(1)	(2)	(12)
Smirnoff	(5)	(3)	(16)
Captain Morgan	16	17	3
Baileys	(8)	(7)	(13)
Guinness	(7)	1	(5)

*                 Organic equals reported movement for volume except for South Africa 3%, Russia and Eastern Europe (2)% and spirits 1%, reflecting the termination of the Jose Cuervo distribution agreement.

**          Spirits brands excluding ready to drink.

Key highlights

•                  Nigeria net sales declined 9% for the full year driven by beer, while spirits and ready to drink grew double digit. The beer market has become more price competitive, significantly impacting Harp, which lost share and some distribution. Although pricing was adjusted in the third quarter this was not fully passed through to consumers. Malta performance was similarly impacted by increased competition and pricing pressure. Despite these challenges, performance slightly improved in the second half, driven by growth of Guinness following reinvigoration of the brand, including a new pack, media campaign and trade promotion and the launch of Orijin, a new local spirit and ready to drink brand, which sold over 100k cases of the spirit format in the year.

Business review (continued)

•                  East Africa’s net sales grew and price increases taken across the beer portfolio led to strong price/mix. For the market’s two largest beer brands, Guinness and Tusker, double digit growth was driven by price increases, supported by increased investment behind strong marketing campaigns. Innovations such as Jebel and Senator Dark Extra, targeted at providing value for money offering to consumers, have driven growth. Balozi lager, launched last year and priced just below mainstream beer, has also contributed to growth. This strong performance was partly offset by Senator keg in Kenya where the brand declined around 80% post the duty change.

•                  In Africa Regional Markets, net sales grew 2% with growth of beer partly offset by the decline in spirits largely as a result of distributor changes in Angola. Growth was led by Malta both in its existing markets, aided by a new pack, as well as its launch in Ethiopia, the growth of Meta in Ethiopia and the launch of Harp Premium and the recovery of Guinness in Cameroon. Following the changes in Angola, while spirits shipments declined overall, depletions and share continued to grow and performance improved in the second half.

•                  South Africa. Despite softness in the economy, share gains and price increases resulted in spirits net sales growth of 2%. Johnnie Walker grew double digit with growth across price segments supported by the ‘King of Flavours’ campaign and trade activation. This growth was partly offset by the decline of Smirnoff 1818 due to reduced inventory levels, although depletions and share of spirits grew and performance improved in the second half. South Africa’s strong net sales performance includes the sale of Smirnoff Ice Double Black & Guarana at cost to Diageo Heineken Namibia Drinks (DHN Drinks) to cover demand in excess of supply capacity following the strong performance of the brand. This capacity shortage has now been resolved.

•                  Net sales growth in Russia and Eastern Europe slowed this year to 2%. In Russia net sales grew 4%. While performance was impacted by reduced consumer confidence and higher excise taxes, Diageo grew share in whisk(e)y with growth of White Horse and double digit growth of Bushmills and Bell’s and in rum with strong growth of Captain Morgan. The impact of the crisis in Ukraine offset high single digit growth in the rest of Diageo’s distributor markets in Eastern Europe. In Poland we retained leadership of the scotch category in softer than expected market conditions.

•                  Following a much improved performance in the second half, net sales for Turkey grew 5%. Following two years of decline, the raki category volume is stabilising and through price increases and premiumisation, the business’s raki net sales grew low single digit and contributed significantly to the markets positive price/mix. The scotch market has continued to show solid growth and scotch net sales grew double digit led by Johnnie Walker on the back of increased distribution and visibility in the off trade. Vodka net sales grew in the second half and recovered to flat for the full year with festivals and the new Apple Bite serve driving share gains and growth of Smirnoff.

•                  Marketing spend increased 1%, benefiting from 6ppt of procurement efficiencies.  In Russia and Eastern Europe and in Turkey, in response to marketing restrictions, investment was increasingly focused on commercial activations, driving improved visibility across trade channels, supporting new serves and bartender programmes to build brands.

Business review (continued)

LATIN AMERICA AND CARIBBEAN

In Latin America and Caribbean the strategic priority is continued leadership in scotch, while broadening the category range to include vodka,  rum, liqueurs and local spirits. We are continuing to invest in routes to market and in the range and depth of our portfolio of leading brands. We are also enhancing our supply structure to enable the business to provide the emerging middle class and an increasing number of wealthy consumers with the premium brands they aspire to.

Key financials	2013 Reported (restated)* £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2014 Reported £ million	Reported movement %
Net sales	1,453	(328)	(8)	27	1,144	(21)
Marketing spend	233	(30)	(2)	2	203	(13)
Operating profit before exceptional items	468	(151)	2	9	328	(30)
Exceptional items	—				(14)
Operating profit	468				314	(33)

*Restated following the adoption of IFRS 11 and the amendment to IAS 19.

Our markets

Our Latin America and Caribbean (LAC) business comprises Paraguay, Uruguay and Brazil (PUB), Venezuela, Colombia, Mexico, WestLAC (Central America and Caribbean, Argentina, Chile, Peru, Ecuador and Bolivia).

Route to market

We sell our products through a combination of our own companies and third-party distributors. In Brazil, sales are primarily made directly to international retailers and distributors. In addition to Diageo Brazil, Diageo owns 100% of Ypióca, a leading cachaça producer and distributor. In Uruguay, Diageo manages distribution directly and through distributors.

All products in Venezuela are sold through dedicated third-party distributors. In Colombia we sell directly to major grocers, serving all other accounts and channels through distributors.

In Mexico, distribution of Smirnoff is managed by Casa Cuervo SA, while all other brands are sold directly by Diageo, either through direct sales to international accounts or through wholesalers and distributors.

In selected markets in West LAC, we manage sales ourselves, while in key markets, such as Costa Rica and the Dominican Republic, we use exclusive distributors. In Jamaica, we own a 58% controlling interest in Desnoes & Geddes Limited, the Jamaican brewer of Red Stripe lager.

In Argentina, we sell directly to major grocers, and other businesses are managed through a combination of wholesalers and distributors outside of major grocers, to whom we sell directly.

Supply operations

The majority of brands sold in the region are manufactured in our International Supply Centre in Europe. However, we have been expanding our local footprint. Our largest owned asset base in the region is Ypióca in Brazil. We also have a controlling interest in a company in Guatemala (Anejos de Altura) producing Zacapa. The region has a brewery in Jamaica (Red Stripe), and the Navarro Correas winery in Mendoza, Argentina. In addition, we partner with more than 12 brewers and over 20 co-pack partners to manufacture brands and package products under strict quality assurance protocols.

Business review (continued)

Sustainability & Responsibility

Our strategy in the Latin America and Caribbean region focuses on Diageo being the partner of choice with all our key stakeholders in the diverse countries in which we operate. We seek to demonstrate informed leadership in public policy, and positively impact our communities. For example, customer programmes with Walmart in Mexico and Puerto Rico are aimed at combating alcohol misuse issues, such as underage drinking. In Brazil we have created a glass-recycling programme, which also serves to create jobs through the development of recycling co-operatives with local authorities. This work is underpinned by Diageo’s flagship community re-investment programme, Learning for Life. Since 2008, Learning for Life has provided life skills and vocational training to more than 100,000 disadvantaged individuals in more than 30 countries across the region.

Performance

Our Latin America and Caribbean business has delivered a good set of results despite mixed performance in individual countries. In West LAC, our biggest market, net sales were down 8% following a destocking in the border zones. Both Brazil and Colombia delivered solid performance, benefiting from changes in the route to consumer and, in Brazil, from synergy with Ypióca. In a challenging operating environment Venezuela net sales grew 78%, with slower growth in the second half as high inflation and currency devaluation has affected demand and the affordability of imported products. Mexico was weak as tax reforms and a general economic slowdown impacted consumers’ discretionary spend. While scotch remains the largest category in the region, growth came from the investment we made to widen participation to categories such as vodka, cachaça, liqueurs and to capture the growing affluent and emerging middle class. Despite the negative country mix from weakness in West LAC and Mexico, total operating margin for the region improved 18bps driven by strong price/mix, and a focus on overhead cost reductions.

	Organic	Organic	Reported
	volume	net sales	net sales
	movement*	movement	movement
	%	%	%
Key markets and categories:
Latin America and Caribbean	(1)	2	(21)

PUB	9	10	(4)
Venezuela	(17)	78	(71)
Colombia	5	8	(7)
Mexico	(1)	(4)	(10)
West LAC	(9)	(8)	(15)

Spirits **	(1)	1	(23)
Beer	5	10	(3)
Wine	(19)	2	(24)
Ready to drink	6	16	(11)

Global and local leaders **:
Johnnie Walker	(7)	(4)	(15)
Buchanan’s	(20)	1	(32)
Smirnoff	12	18	(1)
Baileys	—	9	(6)

*                 Organic equals reported movement for volume except for Venezuela (19)%, Colombia (3)%, Mexico (2)% and West LAC (10)% and spirits (2)%, reflecting the disposal of Nuvo and the termination of the distribution agreement with Jose Cuervo.

**          Spirits brands excluding ready to drink.

Key highlights

•                  Paraguay, Uruguay and Brazil (PUB) reflected the strong performance of Brazil where improvements in route to consumer, synergy with Ypióca and a favourable comparison versus last year contributed to net sales growth in every category. Strong growth from Old Parr, White Horse and Black & White, and 5% net sales growth in Johnnie Walker, with half of the growth coming from super and ultra premium segments, drove 13% net sales increase in scotch and Diageo Brazil gained share in scotch. Ypióca again grew strongly with net sales up 21% on the back of the ‘Vamos Brazilizar’ campaign and the launch of new packaging to upgrade the brand perception. Vodka was back in growth with net sales increasing 15% driven by Smirnoff which gained share in the standard vodka segment. In the growing luxury segment, Cîroc and Ketel One vodka continued to perform strongly with net sales growing 41% and 25% respectively. The duty free zones of Paraguay and Uruguay were affected by currency weakness and net sales declined 13%.

•                  Diageo Venezuela net sales grew 78% with volume down 17%. High inflation and currency devaluation impacted consumer demand for scotch with volume declining 47%. Net sales in locally produced rum such as Pampero and Cacique grew 84% as consumers traded down from scotch to rum. Diageo Venezuela continued to gain share in scotch and rum, however it lost share in ready to drink due to supply constraints.

Business review (continued)

•                  In Colombia, net sales grew high single digit with changes in the route to consumer and a review of commercial terms driving a stronger performance in the second half. Old Parr and Buchanan’s contributed to over 60% of net sales growth supported by new marketing campaigns such as ‘The more you give, the more you have’. Ready to drink net sales grew 24% as it benefited from distribution gains driven by changes in the route to consumer.

•                  Diageo Mexico net sales declined 4% as tax reforms and a weaker economy affected consumer confidence. Buchanan’s net sales were down 11% as the brand was impacted by competition from the growing value segment and Johnnie Walker net sales were down 7% but gained share across all brand’s segments. In the fast growing value segment, Black & White nearly doubled in size, albeit from a small base, and grew share. Old Parr net sales were up 30% supported by the launch of Old Parr Silver, a non age declared variant of the main brand driving share gains. Baileys extended its lead in the liqueur category, supported by the successful Mother’s Day ‘Hija de mi Madre’ campaign.

•                  Net sales in West LAC were down 8%. Performance was largely driven by the destocking in the border zones where net sales declined 66%. Net sales in other countries which make up the market grew 8%, driven by double digit growth in Argentina, as local production of Smirnoff started in the first half and import restrictions on Johnnie Walker eased, and Jamaica which benefited from a new distribution joint venture.

•                  Marketing spend increased 1%, less than net sales, as Diageo Brazil reallocated some marketing spend into trade spend to secure in store visibility and benefit from the FIFA World Cup and expansion into new outlets. Increased investment behind reserve brands, mainly Cîroc, and non scotch categories such as rum, particularly in Mexico with the successful Captain Morgan’s ‘Morgan Fest’ campaign, Baileys and cachaça in Brazil was in line with the strategy to expand beyond scotch and capture the affluent and growing emerging middle class.

Business review (continued)

ASIA PACIFIC

Our strategy in Asia Pacific, which encompasses both developed and emerging markets, is to operate across categories with participation in international spirits, local spirits and beer. Our strategy focuses on the highest growth categories and consumer opportunities, driving continued development of super and ultra premium scotch, and leveraging the emerging middle class opportunity through a combination of organic growth and selective acquisitions.

Key financials	2013 Reported (restated)* £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2014 Reported £ million	Reported movement %
Net sales	1,572	(112)	(7)	(106)	1,347	(14)
Marketing spend	356	(27)	—	(24)	305	(14)
Operating profit before exceptional items	381	(35)	(19)	(44)	283	(26)
Exceptional items	(1)				(276)
Operating profit	380				7	(98)

*Restated following the adoption of IFRS 11 and the amendment to IAS 19.

Our markets

Asia Pacific comprises South East Asia (Vietnam, Thailand, Philippines, Indonesia, Malaysia, Singapore, Cambodia, Laos, Myanmar and Sri Lanka), Greater China (China, Taiwan, Hong Kong and Macau), India, Global Travel Asia and Middle East, Australia and North Asia (Korea and Japan).

Route to market

In South East Asia, spirits and beer are sold through a combination of Diageo companies, joint venture arrangements, and third-party distributors. Diageo manages a Singapore based key accounts business.  In Thailand, Malaysia and Singapore, joint venture arrangements are in place with Moët Hennessy, where administrative and distribution costs are shared. Diageo has wholly-owned subsidiaries in the Philippines and Vietnam.  In Vietnam we also have a 45.56% equity stake in Hanoi Liquor Joint Stock Company. In Malaysia, Diageo’s own and third-party beers are brewed and distributed by a listed company, Guinness Anchor Berhad, in which we have an effective 25.5% equity interest. In Indonesia, Guinness is brewed by, and distributed through, third-party arrangements.

In Greater China, a significant part of our spirits business is conducted through a joint venture arrangement with Moët Hennessy. We are also the sole distributor of Shui Jing Fang, a super premium Chinese white spirit, through our controlling 39.71% equity stake in a listed company.

In India, we have our own distribution company for our international spirits brands and in 2014 we expanded our route to market through a sales promotion agreement with United Spirits Limited (USL), the leading spirits company in India. Diageo is now the largest shareholder in USL with a 54.78% equity interest. 26% of this equity interest was acquired on 2 July 2014. Diageo will fully consolidated the results of USL from 2 July 2014.

In Australia, Diageo owns production, distillation and distribution companies and in New Zealand we operate through third-party distributors.

In North Asia, we have our own distribution company in Korea, whilst in Japan, the majority of sales are through joint venture agreements with Moët Hennessy and Kirin.

Airport shops and airline customers are serviced through a dedicated Diageo sales and marketing organisation. In the Middle East, we sell our products through third-party distributors.

Business review (continued)

Johnnie Walker houses in Shanghai, Beijing and Seoul have been driving ultra premium scotch sales.

Supply operations

We have distilleries in Chengdu in China that produce Chinese white spirit and in Bundaberg, Australia for the production of rum.

Sustainability & Responsibility

Promoting responsible drinking is a particular focus for us as it is in many parts of the world. We run a number of programmes to address drink driving, to train bartenders and promotional staff on how to serve alcohol responsibly, and to raise awareness of alcohol and its effects. We also focus on empowering women through our Plan W programme, which aims to reach two million women by 2017. In Australia, which is home to our largest blending and packaging site in the region, we have developed some of our most innovative and award-winning sustainable manufacturing initiatives.

Performance

Performance in Asia Pacific was impacted by a weaker trading environment in China and South East Asia and this top line weakness and negative country mix impacted operating margin, which, despite a reduction in overheads, decreased 136bps. In China the effects of the government’s anti extravagance campaign severely impacted the on trade channel, and continued to affect performance of both our Chinese white spirits and scotch businesses, while South East Asia was impacted by tax increases and social unrest in Thailand and destocking in other markets and channels. Despite the challenging trading environment we gained share in scotch in both Thailand and China. Elsewhere, Korea, Japan, GTME, Taiwan and India delivered good growth and we gained share in scotch across the countries. Strong growth of scotch malts in Taiwan and successful innovation launches in super and ultra premium scotch segments contributed to another year of double digit growth of the reserve brands.

	Organic	Organic	Reported
	volume	net sales	net sales
	movement*	movement	movement
	%	%	%
Key markets and categories:
Asia Pacific	(5)	(7)	(14)

South East Asia	(25)	(19)	(25)
Greater China	(20)	(31)	(33)
India	22	42	8
Global Travel Asia and Middle East	18	19	15
Australia hub	(2)	(3)	(17)
North Asia	2	4	(2)

Spirits **	(5)	(11)	(15)
Beer	(1)	2	(9)
Ready to drink	1	(1)	(14)

Global and local leaders **:
Johnnie Walker	(13)	(11)	(14)
Windsor	(5)	1	1
Smirnoff	4	(3)	(13)
Baileys	12	11	3
Guinness	(1)	3	(9)

*                 Organic equals reported movement for volume except for Greater China (21)% and Australia (3)% reflecting the termination of the distribution agreement with Jose Cuervo.

**          Spirits brands excluding ready to drink.

Key highlights

•                  In South East Asia performance was largely driven by Thailand and destocking in other markets and channels as trade confidence was affected by pricing pressure, currency devaluation and economic uncertainty in the region. In Thailand tax increases and political unrest contributed to a weak consumer environment with net sales down 24%. In a declining scotch category Diageo gained 5.8ppt volume share.  In Indonesia net sales were up double digit driven by 7% growth of Guinness and strong performance in ready to drink.

•                  Greater China performance continued to be affected by the government’s anti extravagance measures. Shui Jing Fang net sales declined 78% as the brand suffered from pricing pressure from other leading brands. Net sales of Diageo’s international brands in China declined 14%, largely driven by weakness in scotch, down 20%, as Johnnie Walker Black Label net sales declined 28%. However, Johnnie Walker Black Label grew share 1.2ppt as activation was increased into tier 2 and 3 cities. Reserve brands net sales grew 9%, driven by a strong growth in scotch malts. Baileys net sales grew double digit, as the brand continued to capture the trend of increasingly empowered female consumers with the support of the ‘Sisterhood Campaign’. In Taiwan, net sales grew 9% driven by strong growth from The Singleton, the fastest growing scotch malt in the market, and it gained 2ppt of share.

Business review (continued)

•                  Diageo India continued to deliver strong double digit net sales growth as it benefited from having its brands sold through the sales agency agreement with USL. Strong performance by Johnnie Walker Black Label, VAT 69 and Black & White drove most of the growth in scotch, and share in scotch increased 1.9ppt. Smirnoff net sales grew high single digit benefiting from its partnership with several music festivals.

•                  In Global Travel Asia and Middle East (GTME) net sales were up 19% driven by the Middle East where despite political turmoil in the region, it delivered strong growth boosted by an increase in tourism, expansion in the region’s airports as well as improvements in Diageo’s route to consumer. Global Travel Asia returned to growth with net sales up 9% mainly driven by an increased focus on Johnnie Walker Blue Label which showcased the Dunhill partnership, including a limited edition pack, in many airports in the region.

•                  In Australia net sales declined 3%, largely driven by the decline in ready to drink, where net sales were down 5% as tax increases continued to impact pricing and demand in the category. Spirits net sales declined 1%, as Baileys, which benefited from the launch of Baileys Chocolat Luxe, and Captain Morgan grew, but not enough to offset a decline in Smirnoff and Bundaberg, which suffered from growth in spiced rum. Reserve brands net sales grew 30% mainly driven by the launch of Bundaberg 125th anniversary bottle and Ketel One vodka which almost doubled in size.

•                  In North Asia, net sales increased 4% driven by Windsor in Korea and strong growth from Smirnoff Ice in Japan. In Korea’s declining scotch category, Windsor volume was broadly flat and gained 1.7ppt of volume share driven by strong performance of Windsor 12 and the launch of Windsor Black. The business increased its participation into other categories with Smirnoff net sales up 13%, as it benefited from sponsoring music festivals, and Guinness net sales increased 5%, supported by new in venue vending machines. In Japan, ready to drink net sales increased 20% driven by Smirnoff Ice and the launch as a permanent SKU of Smirnoff Ice Green Apple after a successful limited edition offer last year.

•                  Marketing spend decreased 7% in line with net sales, as a result of lower spend in international spirits in China and South East Asia. Investment behind innovation increased and new launches across the region included Johnnie Walker Gold Label Reserve limited edition in the Middle East, to celebrate the Dubai duty free 30th anniversary, the Bundaberg 125th anniversary bottle in Australia and the Johnnie Walker Blue Label and Dunhill partnership. Shui Jing Fang marketing spend was maintained and focused on new launches which target more attractive price points in the baijiu segment.

Business review (continued)

CATEGORY REVIEW

	Organic	Organic	Reported
	volume	net sales	net sales
	movement*	movement	movement
Key markets and categories:	%	%	%
Spirits **	(1)	—	(10)
Whisk(e)y	(4)	—	(8)
Johnnie Walker	(6)	(4)	(9)
Crown Royal	(4)	1	(3)
JεB	(7)	(8)	(11)
Buchanan’s	(13)	6	(24)
Windsor	(5)	1	1
Bushmills	8	7	4
Bulleit	66	69	62
Vodka	(1)	—	(5)
Smirnoff	(1)	(2)	(7)
Ketel One vodka	3	6	2
Cîroc	2	2	(2)
Rum	9	7	(4)
Captain Morgan	6	6	1
Liqueurs	(2)	—	(7)
Baileys	(2)	1	(3)
Tequila	43	34	(71)
Don Julio	27	27	22
Gin	3	3	(1)
Tanqueray	4	6	3
Beer	(11)	(3)	(8)
Guinness	(5)	(1)	(5)
Wine	(4)	1	(6)
Ready to drink	8	4	(11)
Total	(2)	—	(9)

*                 Organic equals reported movement for volume except for total (5)%, spirits (4)%, wine (8)%, ready to drink 5%, liqueurs (4)%, and tequila (86)%, largely reflecting the disposal of Nuvo and the termination of agency brand distribution agreements, including Jose Cuervo.

**          Spirits brands excluding ready to drink.

Business review (continued)

Spirits net sales were broadly flat, with growth in the United States offset by weakness in emerging markets, particularly Asia Pacific. Reserve brands delivered the strongest growth up 14%, with 5ppt of positive price/mix.

Whisk(e)y, our largest spirits category, performed broadly in line with overall spirits, and again strong performance in North America offset weak performance in emerging markets. Consequently scotch net sales declined 1%, largely Johnnie Walker, given its strong presence in emerging markets.

•                 Johnnie Walker’s net sales decline was driven by Johnnie Walker Red and Black Label which were adversely impacted by market weakness in a number of emerging markets, particularly in South East Asia, West LAC and PUB. Reserve brands grew strongly, with 7ppt of price mix, driven by successful innovation launches in the United States and pricing in Venezuela.

•                 Crown Royal in the United States grew, driven by the launch of Crown Royal XO and Crown Royal 75th Anniversary, which drove positive price/mix. Its growth was partly offset by the negative impact of lapping last year’s launch of Crown Royal Maple Finished and competition from flavoured whiskey brands. Marketing investment focused on the ‘Reign On’ campaign.

•                 JεB net sales declined 8%, primarily driven by increased price competition in the Spanish scotch market, and a weaker market in Mexico. This was partly offset by growth in South Africa, the brand’s third largest market, and in Korea. JεB Urban Honey, an innovation in the rapidly growing favoured whisk(e)y segment, was launched.

•                 Buchanan’s grew net sales 6% on strong price/mix. Volume in Latin America and Caribbean, its biggest region was significantly impacted by; destocking in West LAC; softer consumer demand in Mexico; and weak volume growth in Venezuela. Net sales growth was driven by Venezuela and the United States where the brand continued to target Latin American consumers. In the United States Buchanan’s is now the #3 blended scotch brand, with 375k cases, driven by increased marketing behind the ‘A lo Grande’ campaign, sponsorships and trade activation.

•                 Windsor’s performance improved with net sales up 1%.  In Korea, the brand’s primary market, net sales grew 3%, in a declining market. Windsor’s volume share gains were driven by the strong performance of Windsor 12 and the launch of a new super premium variant, Windsor Black, to drive incremental growth in the on trade.

•                 Bushmills net sales growth of 7% was driven by the music based ‘Bushmills Live’ platform and the honey flavour innovation, with Russia and Eastern Europe, Germany and GTME the strongest markets.

•                 Bulleit continued its strong trajectory, net sales grew 69% as the brand grew strongly in the United States and expanded in to new markets.

•                 Scotch Malts performed very strongly with net sales up 18% driven by the recently launched Talisker Storm and the Talisker Whisky Atlantic Challenge, and strong growth of The Singleton and Lagavulin, up 17% and 23% respectively.

Vodka net sales were broadly flat, with strong growth in reserve offsetting the decline in standard and value segments. In the United States volume declined in the value and standard price segments due to a challenging price environment and lapping of prior year innovations. Growth in Latin America was strong, driven by Brazil and Argentina.

•                 Smirnoff net sales declined, driven by increasing price pressure in its largest markets. In the United States the brand held price in an increasingly price competitive segment, losing share. In Western Europe net sales also declined driven by poor performance in Germany, where the brand was impacted by pricing pressure from wholesalers, in Great Britain where we gained share in an increasingly price competitive market, and in Ireland where duty increases drove up retail prices. In contrast in Latin America, Smirnoff delivered strong growth in both Brazil and Argentina. There was also positive momentum from innovations, with strong performance from the Smirnoff Confectionary line in the United States, and the launch of the new signature serve Smirnoff Apple Bite and Smirnoff Gold in Western Europe.

•                 Ketel One vodka grew both net sales and volume, with 3ppt of positive price/mix. In the United States, its largest market, net sales growth was driven by the launch of the ‘Vodka of Substance’ campaign and by brand ambassador and mentoring programmes supporting Ketel One’s strong on premise positioning. Outside of the United States, net sales grew over 40%, led by net sales in Australia almost doubling and strong performance in GTME and Western Europe.

•                  Over 85% of Cîroc’s net sales are from the United States, where strong performance and share gains driven by the launch of Cîroc Amaretto were not enough to offset a decline in the core brand which faced tough price competition. The brand was supported with increased investment to support the launch Cîroc Amaretto as well as the ‘Luck be a Lady’ campaign and the new NBA partnership. Outside of the United States Cîroc sustained its growth trajectory, with strong net sales growth in Western Europe, Brazil, GTME and launches into new markets.

Rum net sales grew 7% driven by Captain Morgan, Zacapa and Cacique.

•                 Captain Morgan performed strongly with net sales growing 6% driven by continued growth in the United States, its largest market, Great Britain, Russia and Eastern Europe and Australia. This was driven through the success of the ‘Keys to Adventure’ experiential events and the new ‘Live like the Captain’ campaign. Growth in the United States was driven by the successful launch of Captain Morgan White in February which was supported by increased investment.

Business review (continued)

•                 Zacapa net sales grew 22%, driven by 37% growth in its largest region, Western Europe, with strong growth in Russia and Eastern Europe and North America. Investment focused on mentoring, trade activation and sampling, with a continuation in the roll out of the successful Zacapa Rooms, a luxury temporary lounge dedicated to tasting events for key influencers, media and consumers across Western Europe.

•                 Cacique net sales increased 16% driven by both volume growth and price increases in Venezuela as consumers switched to more affordable local spirits.

Liqueurs performance was driven by Baileys, which represents over 85% of the category.

•                 Baileys grew 1% and performance was broadly mixed across markets. In China the brand grew double digit as the ‘Sisterhood Campaign’ resonated strongly with female consumers. In Australia the brand benefited from the growth of Chocolat Luxe. In Latin America and Caribbean the roll out of the global campaign, and activation in Mexico focused on the Baileys and coffee serve, drove 9% net sales growth. In the United States the brand continued to grow net sales driven by the success of the launch of Baileys Vanilla Cinnamon and the ‘Stylish Shot’ campaign. In Western Europe however, net sales declined, with performance impacted by price increases in Germany and Benelux. This decline was partly offset by the successful launch of Baileys Chocolat Luxe, which drove share gains in Great Britain.

Tequila net sales grew 34% driven by strong performance of Don Julio, with strong growth and share gains in the United States, its primary market. This was driven by a significant increase in marketing spend to support new brand positioning and commercial activation around the summer programme, ‘Elevate your Summer’ and ‘Your Margarita Crafted’. Don Julio continued to perform strongly outside of the United States, growing net sales 34%, with particularly strong growth in Western Europe and Australia.

Gin net sales grew 3%, with strong growth in Western Europe, Africa, and Latin America partly offset by a decline in Asia Pacific.

•                 Tanqueray net sales grew 6% with growth in all regions supported by the extension of the ‘Tonight we Tanqueray’ campaign. There was strong performance across Western Europe, in particular Great Britain, Germany and Iberia where net sales grew and the brand gained share and also Latin America, driven by Brazil, Mexico and Colombia. In the United States, depletions performed well and Diageo grew share but shipments were impacted by higher stock levels at the start of the financial year.

Beer net sales declined 3%. In Nigeria consumers traded down to value beer resulting in share losses, duty changes had a negative impact on Senator keg in Kenya, and there were continued challenges in Ireland and Great Britain.

•                 Guinness net sales declined 1%, delivering 4ppt of positive price/mix from price increases. The brand declined in Nigeria due to challenging market conditions, however performance improved in the second half driven by a number of activities including new packaging, a new media campaign and increased trade promotions.  Guinness was down 5% in the United States, lapping the launch of Guinness Black Lager and down 3% in Western Europe where the on trade remains challenging. Guinness performed strongly in East Africa where price increases drove net sales growth of 19%, supported by an increase in marketing spend. Growth was also strong in Indonesia.

•                  Performance of local African beers was negatively impacted by the decline of Harp which was impacted by pricing pressure in Nigeria, and Senator keg which declined driven by October’s excise duty increase in Kenya. These challenges were in part offset by the growth of other local beer brands including Tusker which grew double digit driven by price increases and strong football related marketing programmes, and value beer brands such as Dubic and Satzenbrau in Nigeria and Balozi lager in Kenya which are benefiting from growth in the value segment.

Wine grew net sales 1% with growth largely driven by the United States, as a result of price increases and innovation.

Ready to drink grew 4% driven by South Africa, Great Britain, Venezuela, and Japan, partly offset by a decline in the United States and Australia. In South Africa, strong performance reflects the production and sale to DHN Drinks of Smirnoff Ice Double Black and Guarana to resolve short term capacity issues. In Japan, net sales grew 20% with Smirnoff Ice, the leading bottled ready to drink, extending its leadership position with strong performance by core variants and innovation. Net sales declined in the United States driven by the continued decline of pouches and in Australia where our performance continued to be impacted by the market contraction.

Business review (continued)

Operating results 2013 compared with 2012

As at 1 July 2013 the group adopted a number of new standards and amendments and the application of IFRS11 - Joint arrangements and the amendment to IAS19 - Employee benefits resulted in a restatement of comparative figures. The impact on the group’s consolidated statement of comprehensive income and net cash flow for the years ended 30 June 2013 and 30 June 2012, and net assets as at 30 June 2013 and 30 June 2012 is provided in note 18 to the consolidated financial statements on pages 202 and 203.

1. INCOME STATEMENT

Summary consolidated income statement

	Year ended 30 June 2013 (restated) £ million	Year ended 30 June 2012 (restated) £ million
Sales	15,276	14,392
Excise duties	(3,973)	(3,753)
Net sales	11,303	10,639
Operating costs before exceptional items	(7,824)	(7,491)
Operating profit before exceptional items	3,479	3,148
Exceptional operating items	(99)	(40)
Operating profit	3,380	3,108
Non-operating items	(83)	147
Net finance charges	(457)	(441)
Share of after tax results of associates and joint ventures	217	229
Profit before taxation	3,057	3,043
Taxation	(507)	(1,011)
Profit from continuing operations	2,550	2,032
Discontinued operations	—	(11)
Profit for the year	2,550	2,021

Attributable to:
Equity shareholders of the parent company	2,452	1,901
Non-controlling interests	98	120
	2,550	2,021

Sales and net sales

On a reported basis, sales increased by £884 million from £14,392 million in the year ended 30 June 2012 to £15,276 million in the year ended 30 June 2013 and net sales increased by £664 million from £10,639 million in the year ended 30 June 2012 to £11,303 million in the year ended 30 June 2013. Exchange rate movements decreased reported sales by £82 million and reported net sales by £60 million. Acquisitions increased reported sales by £317 million and reported net sales by £233 million and disposals decreased both reported sales and net sales by £19 million.

Operating costs before exceptional items

On a reported basis, operating costs before exceptional items increased by £333 million from £7,491 million in the year ended 30 June 2012 to £7,824 million in the year ended 30 June 2013 due to an increase in cost of sales of £212 million from £4,177 million to £4,389 million, an increase in marketing spend of £98 million from £1,671 million to £1,769 million, and an increase in other operating expenses before exceptional costs of £23 million, from £1,643 million to £1,666 million. Exchange rate movements benefited total operating costs before exceptional items by £56 million.

Cost of sales excluding exceptional items was £4,389 million in the year ended 30 June 2013 compared with £4,177 million in the year ended 30 June 2012. The 1% volume increase together with some favourable mix impact added £37 million to cost of sales. Acquisitions and disposals added £96 million, with Ypióca and Shuijingfang being the main contributors, and positive exchange movements reduced cost of sales by £23 million. As expected cost increases on materials, utilities and logistics amounted to around 4% of cost of sales. This was partially mitigated by cost reductions through packaging sourcing initiatives, asset rationalisation, procurement benefits and operational efficiencies arising from restructuring programmes implemented in recent years.

Business review (continued)

Exceptional operating items

Net exceptional operating charges of £99 million in the year ended 30 June 2013 comprised:

•                  £25 million (2012 — £nil) for the Supply excellence restructuring programme,

•                  a charge of £44 million (2012 — £27 million) for the restructuring of the group’s Global Supply operations in Ireland, Scotland and in the United States,

•                  a gain of £20 million in respect of changes to future pension increases for the Diageo Guinness Ireland Group Pension Scheme (2012 — £115 million in respect of the group’s principal UK and Irish pension schemes), and

•                  a brand impairment charge of £50 million (2012 — £59 million) in respect of the Cacique brand.

In the year ended 30 June 2012 exceptional operating items also included a charge of £69 million for the operating model review announced in 2011.

In the year ended 30 June 2013 total restructuring cash expenditure was £61 million (2012 — £158 million).

Post employment plans

The deficit in respect of post employment plans before taxation decreased by £535 million from £1,076 million at 30 June 2012 to £541 million at 30 June 2013 primarily as a result of the one off cash contribution of £400 million into the Diageo UK Pension Scheme. In addition, an increase in the market value of plan assets was partially offset by a decrease in the discount rates used to calculate the liabilities of the Irish plans and an increase in the inflation assumptions in the United Kingdom. Cash contributions to the group’s UK and Irish post employment plans in the year ended 30 June 2013 were £529 million (2012 — £131 million).

Operating profit

Reported operating profit for the year ended 30 June 2013 increased by £272 million to £3,380 million from £3,108 million in the prior year. Before exceptional operating items, operating profit for the year ended 30 June 2013 increased by £331 million to £3,479 million from £3,148 million in the prior year. Exchange rate movements decreased both operating profit and operating profit before exceptional items for the year ended 30 June 2013 by £4 million. Acquisitions increased reported operating profit by £98 million and disposals decreased reported operating profit by £3 million.

Exceptional non-operating items

In the year ended 30 June 2013 a loss of £83 million arose in respect of the Nuvo disposal. In the year ended 30 June 2012 the gain on sale of businesses of £147 million included a step up gain of £124 million on the revaluation of the group’s equity holdings in Sichuan Chengdu Shuijingfang Group Co., Ltd. (SJF Holdco) (formerly Sichuan Chengdu Quanxing Group Company Ltd.) and Sichuan Shuijingfang Co., Ltd (Shuijingfang) to fair value as the associates became subsidiaries during the year. In addition, exceptional non-operating items included a gain of £23 million on the sale of the group’s investment in Tanzania Breweries.

Net finance charges

Net finance charges amounted £457 million in the year ended 30 June 2013 (2012 — £441 million).

Net interest charge increased by £17 million from £382 million in the prior year to £399 million in the year ended 30 June 2013. The effective interest rate was 4.9% (2012 — 4.6%) in the year ended 30 June 2013 and average net borrowings decreased by £39 million compared to the prior year. For the calculation of effective interest rate, the net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

Net other finance charges for the year ended 30 June 2013 were £58 million (2012 — £59 million). There was an increase of £1 million in finance charges in respect of post employment plans from an charge of £37 million in the year ended 30 June 2012 to a charge of £38 million in the year ended 30 June 2013. Other finance charges also included £16 million (2012 — £17 million) in respect of the unwinding of discounts on liabilities and a hyperinflation adjustment of £4 million (2012 — £3 million) in respect of the group’s Venezuela operations.

Associates and joint ventures

The group’s share of after tax results of associates and joint ventures was £217 million for the year ended 30 June 2013 compared to £229 million in the prior year. Diageo’s 34% equity interest in Moët Hennessy contributed £230 million (2012 — £205 million). The share of loss after tax of £13 million (2012 — £24 million profit) from other associates and joint ventures contains a deferred tax write off of £23 million (2012 — £nil).

Profit before taxation

Profit before taxation increased by £14 million from £3,043 million in the prior year to £3,057 million in the year ended 30 June 2013.

Taxation

The reported tax rate decreased from 33.2% in the year ended 30 June 2012 to 16.6% in the year ended 30 June 2013. During the year ended 30 June 2012 tax authority negotiations were concluded resulting in a favourable change to the taxation basis of certain overseas profit and intangible assets which reduced the ongoing tax rate but resulted in the loss of future tax amortisation deductions giving rise to an exceptional write off of the related deferred tax assets of £524 million. The tax rate before exceptional items for the year ended 30 June 2013 increased to 17.4% from 17.2% for the year ended 30 June 2012.

Business review (continued)

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

Gains/
(losses)
£ million
Translation impact	(7)
Transaction impact	3
Operating profit before exceptional items	(4)
Net finance charges — translation impact	(3)
Impact of IAS 21 and IAS 39 on other finance charges	2
Interest and other finance charges	(1)
Associates — translation impact	(3)
Total effect on profit before exceptional items and taxation	(8)

	Year ended	Year ended
	30 June	30 June
	2013	2012
Exchange rates
Translation £1 =	$1.57	$1.58
Transaction £1 =	$1.57	$1.57
Translation £1 =	€1.21	€1.18
Transaction £1 =	€1.18	€1.19

Business review (continued)

2. SEGMENT REVIEW

The organic movements for volume, net sales, marketing spend and operating profit before exceptional items by reporting segment for the year ended 30 June 2013 were as follows:

Organic growth by region	Volume %	Net sales %	Marketing spend %	Operating profit* %
North America	1	5	10	9
Western Europe	(3)	(4)	(6)	(7)
Africa, Eastern Europe and Turkey	4	10	16	10
Latin America and Caribbean	4	15	11	26
Asia Pacific	(1)	3	(1)	6
Diageo**	1	5	5	8

*            Operating profit excluding exceptional items

**      Including Corporate. Corporate net sales were £76 million in the year ended 30 June 2013, up £6 million compared to last year. Corporate net operating charges were £151 million in the year ended 30 June 2013 having been £167 million in the year ended 30 June 2012. The reduction comprised, a £10 million decrease in corporate costs, primarily due to a reduction in acquisition costs and a £6 million favourable exchange rate movement.

NORTH AMERICA

Key highlights

•                  US spirits net sales grew 8% driven by a strong performance in North American whiskey, scotch, and vodka. Crown Royal and Bulleit Bourbon contributed more than 45% of the net sales growth following successful innovations such as Crown Royal Maple Finished and Bulleit 10 year old which were launched this year. Smirnoff delivered a strong performance and grew net sales 6% with the expansion of the confectionery line and the launch of Smirnoff Kissed Caramel, Iced Cake and Root Beer Float. Johnnie Walker increased net sales 14% driven by the strong performance of both Johnnie Walker Black Label and Blue Label. 5ppts of positive price/ mix arose from price increases put through across categories and positive mix from premiumisation as net sales of the reserve brands grew 9%. Net sales growth in the fourth quarter benefited from the shipment of a new Cîroc flavour which was launched in July.

•                  Canada’s net sales growth of 8% was driven by price increases across categories, successful innovation launches in whiskey, rum, and liqueurs, and the impact of increased marketing investment behind Johnnie Walker, Crown Royal and Baileys as well as bulk whiskey sales.

•                  Net sales in beer declined 1%. Guinness lost share in the United States as we lapped the introduction of Guinness Black Lager and Red Stripe was affected by supply disruptions.

•                  Ready to drink net sales declined 10% as Smirnoff Ice faced increased competition from established beer brands.

•                  Marketing investment was up 10% driven by an increased investment behind strategic brands. Increased spend of 24% on Johnnie Walker was focused on the ‘My Label is Black’ campaign which was designed to celebrate the Hispanic community. Successful campaigns included the ‘Reign On’ campaign for Crown Royal, the continuation of the ‘Master of the Mix’ programme, featuring a DJ competition on cable TV, sponsored by Smirnoff, and the ‘Luck Be a Lady’ campaign for Cîroc featuring Sean Combs. Increased investment behind Bulleit Bourbon was focused on raising consumer awareness of the brand.

•                  Price increases implemented across the portfolio and positive mix from the double digit net sales growth of our super and ultra premium brands drove 128bpts of organic operating margin improvement.

Business review (continued)

Performance†

Key financials	2012 Reported £ million	Exchange £ million	Acquisitions and disposals* £ million	Organic movement £ million	2013 Reported £ million	Reported movement %
Net sales	3,547	22	(24)	178	3,723	5
Marketing spend	543	6	(18)	50	581	7
Operating profit before exceptional items	1,352	14	(3)	115	1,478	9
Exceptional items	(11)				—
Operating profit	1,341				1,478	10

*            Diageo reported net sales of £267 million (2012 — £266 million) from Jose Cuervo in North America. Acquisitions and disposals are in respect of the year on year movement for Jose Cuervo, as a result of the termination of the distribution agreement, and for disposals made in the years ended 30 June 2013 and 30 June 2012. The variance is primarily driven by the sales decline of Nuvo.

	Organic volume movement* %	Organic net sales movement %	Reported net sales movement %
Key markets and categories:
North America	1	5	5

US Spirits	3	8	7
DGUSA	(7)	(6)	(6)
Diageo Chateau & Estate Wines	1	3	4
Canada	—	8	7

Spirits**	2	8	8
Beer	(2)	(1)	(3)
Wine	1	4	4
Ready to drink	(10)	(10)	(11)

Global and local leaders**:
Johnnie Walker	5	12	13
Crown Royal	14	17	17
Buchanan’s	13	19	19
Smirnoff	2	5	6
Ketel One vodka	5	8	8
Cîroc	1	4	5
Captain Morgan	—	4	4
Baileys	4	7	8
Tanqueray	7	11	12
Guinness	(2)	(1)	—

†                  Restated following the adoption of IFRS 11 and the amendment to IAS 19.

*                 Organic equals reported movement for volume except for Canada (1)%, beer (3)% ready to drink (12)%, and wine 0%, reflecting the North American wine and other disposals and the termination of the Jose Cuervo distribution agreement.

**          Spirits brands excluding ready to drink.

Business review (continued)

WESTERN EUROPE

Key highlights

•                  In the stronger economies of Germany, Austria, and Benelux double digit net sales growth was delivered. Germany and Austria maintained strong momentum on the back of increased marketing investment and expansion of the sales force in the off trade. Captain Morgan and Smirnoff both grew volume and share while net sales of Mey İçki’s brands in Germany, the largest export market for raki, grew following increased marketing.

•                  In Great Britain, innovation and growth of reserve brands offset the impact of a weaker beer market. Innovations included Pimm’s Blackberry & Elderflower and a further range extension of pre-mix cans. Growth in reserve was driven by the introduction of Cîroc. Guinness net sales declined 3%, however in the last quarter Guinness gained share as a result of increased marketing investment.

•                  In Ireland, the beer market contracted across all channels due to the weak economy, and Guinness declined 5%. However, as a result of increased investment, the brand has gained share in the last quarter.

•                  Net sales in France declined 8% in a weak trading environment and JεB lost share as promotional activity by competitors increased.

•                  Iberia, Greece and Italy now represent 3% of Diageo’s net sales after a number of years of tough trading. In these Southern European markets, volume declined 13% and net sales declined 16% as deeper austerity measures affected overall consumption and sales mix. JεB and Baileys were impacted the most, declining 30% and 18%, respectively.

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

•                  In Western Europe, innovation plays an increasingly important role. Innovation is focused on both sustaining prior year launches, such as Captain Morgan in Germany, and The Singleton in Northern Europe, and on ensuring successful new launches in this year, such as Pimm’s Limited Editions, Johnnie Walker Gold Label Reserve, and Johnnie Walker Platinum Label.

•                  Net sales in Diageo Wines Europe declined 10% in the financial year, mainly due to the lapping of very strong En Primeur sales in the previous year, and the decision to exit from some low value wines.

Business review (continued)

Performance†

Key financials	2012 Reported £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2013 Reported £ million	Reported movement %
Net sales	2,331	(36)	1	(93)	2,203	(5)
Marketing spend	355	(8)	1	(20)	328	(8)
Operating profit before exceptional items	712	(12)	(1)	(49)	650	(9)
Exceptional items	43				(31)
Operating profit	755				619	(18)

	Organic volume movement* %	Organic net sales movement %	Reported net sales movement %
Key categories:
Western Europe	(3)	(4)	(5)

Spirits**	(2)	(3)	(4)
Beer	(6)	(5)	(7)
Wine	(13)	(7)	(7)
Ready to drink	(13)	(8)	(9)

Global and local leaders**:
Johnnie Walker	(2)	(1)	(3)
JεB	(18)	(24)	(26)
Smirnoff	2	(1)	(2)
Captain Morgan	17	15	13
Baileys	(4)	(6)	(7)
Guinness	(5)	(3)	(4)

†                  Restated following the adoption of IFRS 11 and the amendment to IAS 19.

*                 Organic equals reported movement for volume except for spirits (1)% and ready to drink (14)%

**          Spirits brands excluding ready to drink

Business review (continued)

AFRICA, EASTERN EUROPE AND TURKEY

Key highlights

•                  Africa, Eastern Europe and Turkey delivered 10% net sales growth, with spirits net sales up 13% and beer net sales up 5% and therefore spirits have driven 60% of the region’s net sales growth. Volume in the region was up 4% despite a challenging Africa beer market. Ready to drink net sales grew 32%, driven by Africa.

•                  Nigeria proved to be a challenging market as consumer confidence was negatively impacted by low government spending and the beer market continued to decline. Volume decreased 1%, however, net sales grew 5% as a result of 52% net sales growth in spirits and price/mix in beer. Beer volume decreased 4%, largely due to Harp and Guinness, however Diageo’s beer business delivered net sales growth of 1% as the beer route to market was reinforced through investment in Guinness’ distribution network, and an increased sales force. Malta Guinness delivered 15% net sales growth following the introduction of Malta Guinness Low Sugar last year, price increases, and marketing investment. In spirits, Johnnie Walker net sales grew 63% and Baileys net sales were up 30%, as a result of increased distribution and marketing investment. Johnnie Walker spend was focused behind outdoor advertising, the ‘Keep Walking’ campaign, and event sponsorship while Baileys increased visibility and promotions, coupled with a new bottle launch. Snapp, an apple flavoured ready to drink, targeting the female audience, performed well, benefiting from marketing support, strong distribution and launch events.

•            East Africa delivered 10% net sales growth from 3% volume growth. Beer net sales increased by 9%, driven by beer brands in Kenya. Guinness delivered 19% net sales driven by the ‘Made of More’ advertising campaign, and the Guinness Football Challenge promotion and grew margin as a result of price increases. Tusker net sales were up 13% largely because of favourable price/mix, and volume also grew due to strong marketing support through soccer sponsorships and the ‘It’s Our Time’ campaign. Senator beer net sales grew 9% driven by growth of Senator Keg in Kenya, and the introduction of Senator in Tanzania. There was some weakness in local spirits, however, international spirits performed particularly well with Johnnie Walker and Smirnoff delivering 22% and 24% incremental net sales, respectively. Johnnie Walker’s performance was delivered through a mix of growth drivers, including building bar staff capability in premium spirits, educational whisky events for consumers, and on trade activations to promote smaller sized bottles. Key drivers of Smirnoff growth were price increase and geographic mix. Ready to drink net sales were up 48% as Smirnoff Ice and Snapp continued to grow.

•                  In Africa Regional Markets spirits growth was driven by Johnnie Walker which delivered double digit increases in net sales across all key markets. Beer net sales were driven by price increases in Ghana, Cameroon, and Seychelles. In Ghana, beer benefited from the government’s tax concessions on products containing a majority of local raw materials. This helped to offset supply constraints, such as water shortages and increased energy costs. In Cameroon, growing competition from lagers and beer price increases impacted volume. Strong performance of Meta in Ethiopia contributed to total beer net sales growth. Marketing investment was focused behind Johnnie Walker in spirits as well as Ruut Extra in Ghana, Malta Guinness in Cameroon, and Meta beer.

•                  South Africa delivered a strong performance in spirits driving net sales growth of 17%. Scotch was the largest contributor following national roll out of VAT 69 and JεB promotion campaigns. The expansion of the Johnnie Walker Red Label ‘Step Up’ campaign and the launch of the ‘Keep Walking’ campaign targeted at emerging middle class consumers drove premiumisation. As a result, Johnnie Walker net sales grew 31% and share increased. In vodka, Smirnoff maintained last year’s performance trajectory and grew net sales 19%. As pricing and value are key to growth of spirits against local beer and brandy, 500ml PET packaging was launched, following the successful introduction of the 200ml PET pack last year. Smirnoff introduced new flavours, Smirnoff Iced Cake and Smirnoff Kissed Caramel.

•                  Russia and Eastern Europe delivered 16% net sales growth. Scotch contributed over half of this growth. Johnnie Walker maintained its leadership, posting its biggest share gains in Poland, Bulgaria, and Ukraine. In the standard segment, Bell’s and Black&White drove volume growth recruiting emerging middle class consumers into the whisky category. Increased marketing investment was focused behind the strategic brands and innovation, which is one of the key growth drivers in the market. Captain Morgan performed strongly with net sales growth of over 30%, as did Bushmills.

•                  Turkey net sales were up 8% while volume declined 4% driven by raki category, which was impacted by excise duty increases. Yenı Raki, which remains the most recognised raki brand in Turkey, grew net sales 7% as a result of price increases and better mix. Johnnie Walker and Smirnoff grew net sales double digit and gained share. Johnnie Walker Double Black, Johnnie Walker Gold Label Reserve, Smirnoff Gold, and Cîroc were introduced to widen the range of international brands. Captain Morgan Spiced Gold was introduced to meet the opportunity in cocktail consumption occasions. Marketing investment grew 12% and supported new brand introductions, as well as Johnnie Walker and Smirnoff.

Business review (continued)

•                  Marketing investment in the region was up 16%, mainly driven by significant increases on spirits brands, which were up 25% in Africa, 25% in Russia and Eastern Europe, and 12% in Turkey. In Africa marketing investment in beer grew 8%.

Performance†

Key financials	2012 Reported £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2013 Reported £ million	Reported movement %
Net sales	2,048	(28)	59	197	2,276	11
Marketing spend	232	(6)	3	36	265	14
Operating profit before exceptional items	574	(12)	31	60	653	14
Exceptional items	(7)				(5)
Operating profit	567				648	14

	Organic volume movement* %	Organic net sales movement %	Reported net sales movement %
Key markets and categories:
Africa, Eastern Europe and Turkey	4	10	11

Africa	3	9	8
Nigeria	(1)	5	6
East Africa	3	10	13
Africa Regional Markets	(1)	9	7
South Africa	14	17	4
Russia and Eastern Europe	14	16	14
Turkey	(4)	8	22

Spirits**	8	13	14
Beer	(1)	5	6
Ready to drink	27	32	28

Global and local leaders**:
Johnnie Walker	22	22	19
JεB	5	4	—
Smirnoff	8	19	11
Captain Morgan	17	19	12
Baileys	13	13	11
Guinness	(2)	2	1

†                  Restated following the adoption of IFRS 11 and the amendment to IAS 19.

*                 Organic equals reported movement for volume except for: Africa, Eastern Europe and Turkey 7%, Africa 5%, Africa Regional Markets 5%, Turkey 9%, spirits 11%, beer 1%, reflecting the acquisition of Meta Abo and Mey İçki.

**          Spirits brands excluding ready to drink.

Business review (continued)

LATIN AMERICA AND CARIBBEAN

Key highlights

•                  Performance in Paraguay, Uruguay and Brazil (PUB) has been impacted by a slowdown in beverage alcohol in Brazil and declines in duty free in Paraguay and Uruguay. In Brazil, the government has made changes which have long term social benefits, including the elimination of some tax incentives and increased enforcement of inter-state taxes which led to destocking in the wholesale channel, stricter enforcement of drink driving laws, and the closure of outlets due to the introduction of nightclub safety guidelines which impacted the on trade. In addition, Diageo has begun to implement a dedicated distributor model, which will reduce stock levels held by the distributors. The realignment of distributors will continue into the next financial year which will also negatively impact sales. The distributor realignment led to improved distribution with an increase in the size of the sales teams now focused on Diageo’s brands. As a result, Diageo’s scotch brands outperformed the category gaining 3.5ppts of share. In standard scotch, White Horse performed strongly and in the premium segment, Old Parr grew over 20%. In vodka, Diageo lost share to local competitors, however Smirnoff remains the category leader in Brazil.

•                  Performance in the Andean market was driven primarily by Venezuela where net sales increased 54% despite the political and economic instability which impacted the availability of local brands, due to production delays, and the restricted availability of imported products. Scotch delivered over 75% of Venezuela’s growth mainly in the premium segment while double digit net sales growth in rum, vodka, and gin also contributed. Three brands, Old Parr, Buchanan’s and Cacique delivered over two thirds of the net sales increase, growing 55%, 60%, and 49%, respectively. Gordon’s Flavours, the first locally-produced gin flavour, performed well. The price of imported brands increased by 80% to reflect the devaluation and high inflation. Local products increased 20%. Despite these price increases, Diageo maintained its leading position in Venezuela, with a 57% share in scotch, 50% in rum, and 26% in imported vodka.

•                  Diageo again delivered a strong performance in Mexico with volume up 14% and net sales up 18%. Diageo’s strategy in Mexico is to grow the scotch category where Diageo is the clear leader, drive premiumisation, and widen the reach to middle class consumers by expanding the portfolio through innovation and through increasing use of on trade platforms and customer partnerships. Diageo’s scotch brands grew 18% as Johnnie Walker Red Label grew share in standard scotch and Johnnie Walker Black Label gained share in premium scotch following the successful ‘Keep Walking Mexico’ campaign. Innovations were a key contributor to the strong performance. Buchanan’s Master was focused on enhancing leadership in premium scotch. Captain Morgan expanded the reach to middle class consumers and Zacapa built Diageo’s position in rum. Implementation of an in-store execution programme has increased share of shelf and display and the launch of a successful strategic partnership programme with key wholesalers improved sales capabilities and contributed to the strong growth.

•                  WestLAC is Diageo’s biggest market in the region and growth was driven by the strong performance of scotch with a 17% net sales increase. Premium scotch, particularly Old Parr and Johnnie Walker Black Label, led the trend with 35% and 25% increases in net sales, respectively. The new ‘Morning Keep Walking’ campaign was launched with strong television communications throughout the region. Additionally, the House of Walker Mentor programme was introduced and together with scotch festival activations drove the Johnnie Walker brand performance. In Argentina, government restriction on imports resulted in low single digit top line growth during the year.

Performance†

Key financials	2012 Reported £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2013 Reported £ million	Reported movement %
Net sales	1,236	(26)	62	181	1,453	18
Marketing spend	208	(5)	8	22	233	12
Operating profit before exceptional items	368	(4)	9	95	468	27
Exceptional items	(2)				—
Operating profit	366				468	28

Business review (continued)

	Organic volume movement* %	Organic net sales movement %	Reported net sales movement %
Key markets and categories:
Latin America and Caribbean	4	15	18

PUB	1	1	10
Andean	7	39	41
Mexico	14	18	21
WestLAC	2	12	10

Spirits**	4	17	21
Beer	1	5	2
Wine	(5)	4	(5)
Ready to drink	(6)	—	(4)

Global and local leaders**:
Johnnie Walker	6	11	9
Buchanan’s	10	26	27
Smirnoff	(3)	3	(6)
Baileys	(8)	(1)	(1)

†                  Restated following the adoption of IFRS 11 and the amendment to IAS 19.

*                 Organic equals reported movement for volume except for: Latin America and Caribbean 35%, PUB 95%, spirits 39% reflecting the acquisition of Ypióca; Andean 9%, beer 4%, and ready to drink 0% reflecting the restatements in the year.

**          Spirits brands excluding ready to drink

ASIA PACIFIC

Key highlights

•                  South East Asia continued to deliver strong double digit net sales growth with 6% volume growth and 11ppts of positive price/mix. Johnnie Walker delivered a strong performance across all markets contributing more than 60% of the top line growth. Performance was particularly strong in Thailand from both Johnnie Walker Red Label and Johnnie Walker Black Label and grew net sales 17%, gaining a further 1ppt of share. Guinness grew volume 12% and net sales 25%. Growth was particularly strong in Indonesia with 19% net sales growth on the back of successful marketing activities such as ‘Guinness Live Music’, where consumers were offered the opportunity to vote for the best local band to represent Indonesia in the global Guinness Arthur’s Day celebration in Dublin.

•                  Greater China delivered a solid performance, with volume up 1% and net sales up 8% despite a difficult trading environment, and continued share gains across all markets. Diageo’s China hub, which includes China, Hong Kong and Macau, grew net sales 7% with 8ppts of positive price/mix largely due to a successful premiumisation strategy. Despite a slowdown in China in the second half, as a result of the anti-extravagance campaign launched by the government in China, net sales in the super and ultra premium segments grew 44% driven by Johnnie Walker and Windsor and share increased by 5ppts in China. Baileys net sales grew 30% and the ‘Baileys Sisterhood’ campaign was launched in Shanghai, leveraging an existing local ‘Sisterhood Day’ festival to create an off peak gifting occasion. In Taiwan net sales grew 10% with 5ppts of positive price/mix. The strong momentum of The Singleton continued and with 37% net sales increase was the fastest growing single malt brand in the category, gaining 2ppts of share. In the super premium segment Johnnie Walker Premier grew net sales 17% while Johnnie Walker XR 21 drove the 41% net sales growth in ultra premium.

•                  India’s net sales declined 2% and volume 5% as stock in trade was reduced in the first quarter. Diageo’s scotch brands grew net sales 3% helped by an increased investment behind VAT 69 and Black&White which delivered strong net sales and volume growth and led to a 4ppts increase in the total Diageo scotch share. In a declining vodka category, Smirnoff gained 0.5ppt of share and grew net sales 1% with a volume decline of 6%. The high stock in trade in the first quarter was the main driver for the 5% decline of Johnnie Walker’s net sales. Despite these uncertainties depletions growth for Johnnie Walker Black Label and Johnnie Walker Red Label was robust in the second half of the year.

•                  Global Travel Asia & Middle East net sales declined 2%, mainly driven by the Asia duty free business where net sales declined 15% with destocking among key customers. Political tension between North and South Korea negatively impacted passenger trends in South Korea, the largest Johnnie Walker Blue Label market in travel retail and contributed to net sales declining 14% for the variant. A strong performance from Cîroc and Ketel One vodka was unable to offset a decline in Smirnoff which resulted in a decline of the vodka category of 1%. Austerity measures implemented by the Chinese government led to a 33% net sales decline of Shui Jing Fang in duty free. Middle East grew net sales 10%. The scotch category delivered 15% net sales growth as Johnnie Walker Black Label and the expanded distribution of Johnnie Walker Double Black helped to deliver a combined net sales growth of 18% in the important premium segment. Successful launches of Johnnie Walker XR 21, John Walker & Sons Odyssey and the Johnnie Walker Explorers’ Club Collection contributed to strengthen Diageo position in the ultra premium segment which grew net sales 28%.

Business review (continued)

•                  Australia grew net sales 3% despite a volume decline of 4% mainly due to price increases across the core brands and a focus on premiumisation. The ultra premium segment grew 22% overall with Cîroc and Ketel One vodka growing net sales 91% and 22%, respectively. Net sales growth of 8% was delivered in scotch, mainly driven by Dimple and Johnnie Walker Blue Label. Despite a volume decrease of 12% Smirnoff grew net sales 7% on the back of price increases. Increased marketing investment behind Gordon’s and Tanqueray delivered solid growth in the gin category contributing 22% to the overall growth. Innovation launches of Bundaberg Select VAT and Master Distillers’ Collection continued to play a key role in premiumising the Bundaberg brand and contributing to 1% net sales growth. Within the rum category Captain Morgan delivered excellent results growing net sales 85% by capitalising on the increasing popularity of spiced rums. Ready to drink volume and net sales decreased 7% and 1% respectively due to price increases taken during the year. The higher duty compared to beer and cider continued to hinder the category and the launch of new variants with lower ABV helped to soften the decline. Diageo Australia remains the category leader in scotch gaining a further 1.9ppts share during the year.

•                  North Asia performance was impacted by the contraction of the traditional on trade channel in Korea resulting in an overall 11% net sales decline. While performance improved in the second half, net sales in Korea decreased 17% with Windsor losing 3ppts of share due to price increases that were not immediately followed in the market. JεB, Guinness and Smirnoff grew net sales 30%. Japan grew net sales 5% boosted by Johnnie Walker, which grew 34% helped by the introduction of new variants such as Johnnie Walker Platinum Label, Johnnie Walker Gold Label Reserve, and Smirnoff Ice, which led the strong performance of the growing category of ready to drink.

•                  Marketing investment in the region decreased 1% mostly driven by a reduction in spend in Korea. Marketing on reserve brands increased 35% to drive premiumisation and it now accounts for nearly 30% of the marketing investment in the region. In China marketing activities such as Johnnie Walker’s ‘Blue Label 360 Tiger’ aimed at highlighting brand rarity and the John Walker & Sons Odyssey launch on the Voyager yacht contributed to the net sales increase in the ultra premium segment. In the faster growing markets such as Southeast Asia, investment behind Johnnie Walker grew 18% led by successful experiential marketing campaigns such as Blacklist and REDrevolution in Thailand, which saw Johnnie Walker Red Label sponsor the biggest music event in the country.

Performance†

Key financials	2012 Reported £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2013 Reported £ million	Reported movement %
Net sales	1,407	4	116	45	1,572	12
Marketing spend	327	5	27	(3)	356	9
Operating profit before exceptional items	309	11	40	21	381	23
Exceptional items	(10)				(1)
Operating profit	299				380	27

Business review (continued)

	Organic volume movement* %	Organic net sales movement %	Reported net sales movement %
Key markets and categories:
Asia Pacific	(1)	3	12

South East Asia	6	18	17
Greater China	1	8	75
India	(5)	(2)	(7)
Global Travel Asia and Middle East	(1)	(2)	(2)
Australia hub	(4)	3	4
North Asia	(9)	(11)	(11)

Spirits**	(1)	3	14
Beer	8	16	12
Ready to drink	(4)	2	2

Global and local leaders**:
Johnnie Walker	4	8	8
Windsor	(20)	(21)	(19)
Smirnoff	(8)	4	3
Baileys	3	8	9
Guinness	8	17	13

†                  Restated following the adoption of IFRS 11 and the amendment to IAS 19.

*                 Organic equals reported movement for volume except for Asia Pacific 2%, Greater China 30% and spirits 1% due to the Shuijingfang acquisition and Australia (3)% due to the termination of the distribution contract for Jose Cuervo.

**          Spirits brands excluding ready to drink

Business review (continued)

3. CATEGORY REVIEW

Key markets and categories:	Organic volume* movement %	Organic net sales movement %	Reported net sales movement %
Spirits **	2	7	9
Whisk(e)y	5	10	9
Johnnie Walker	7	10	10
Crown Royal	14	17	17
JεB	(12)	(15)	(17)
Buchanan’s	11	25	26
Windsor	(20)	(21)	(19)
Bushmills	11	12	12
Vodka	—	5	5
Smirnoff	1	4	3
Ketel One vodka	5	8	8
Cîroc	5	8	8
Rum	1	5	5
Captain Morgan	5	7	7
Liqueurs	(1)	2	—
Baileys	—	2	1
Tequila	11	13	7
Gin	3	8	7
Tanqueray	8	12	12
Beer	(2)	2	1
Guinness	(2)	1	—
Wine	(9)	—	—
Ready to drink	(3)	—	(3)
Total	1	5	6

*                 Organic equals reported movement for volume except for total 5%, spirits 7%, beer (1)%, wine (8)%, ready to drink (4)%, vodka 1%, tequila 6%, reflecting the Mey İçki, Meta Abo, Ypióca and Shuijingfang acquisitions and the Jose Cuervo and North American wine disposal

**          Spirits brands excluding ready to drink

Spirits represent 68% of Diageo’s net sales, and generated 98% of the total net sales growth in the year.

Whisk(e)y represents 37% of Diageo’s total net sales and was up 10%, contributing 69% of total net sales growth. Emerging markets contributed over half of total whiskey net sales. Scotch led whiskey growth, with net sales up 9% and volume up 4% driven by premium and super premium brands in faster growing markets.

Business review (continued)

•                  Johnnie Walker is now a 20 million 9 litre case brand, growing over 1 million cases this year. The emerging markets accounted for 80% of the total net sales growth. In developed markets, Johnnie Walker grew net sales by 14% in the United States, while the economic challenges in Southern Europe continued to impact the brand’s commercial performance in Western Europe. From a variant perspective, the brand’s performance is driven by premium and super premium variants, namely Johnnie Walker Black Label, the roll out of Johnnie Walker Platinum Label and Johnnie Walker Gold Label Reserve. Innovation continues to be a key driver of growth. Johnnie Walker Double Black is now sold in over 100 markets. The launches of John Walker & Sons Odyssey and the Johnnie Walker Explorers’ Club Collection have received a strong positive response from customers and consumers. Johnnie Walker Red Label had strong momentum with 8% net sales growth, as Africa continued to deliver strong performance for the brand on the back of investment and expanded distribution.

•                  Crown Royal net sales grew 17% driven by strong performance in its primary market, North America. Crown Royal Deluxe, Crown Royal Black, and Crown Royal Maple Finished, which was launched in the first half, all grew strongly. Increased marketing investment of 8% was directed to the new ‘Reign On’ consumer recruitment campaign, with significant media support across North America. In Canada, Crown Royal is growing share as it outpaces the Canadian whiskey category.

•                  JεB net sales declined 15% due to JεB’s exposure to Southern Europe and the excise duty increases in France. JεB delivered 13% net sales growth in South Africa, the brand’s third biggest market, with a strong on trade promotional programme.

•                  Buchanan’s again delivered very strong growth, with volume up 11% and net sales up 25% led by the Latin American markets. In North America it also delivered a strong performance, with volume up 13% targeting Latin American consumers. In Latin America and Caribbean Buchanan’s delivered 26% net sales growth; Venezuela and Mexico drove this performance through the new ‘Share Yourself’ campaign. Another growth driver was Buchanan’s Master, which became the second largest scotch in Venezuela and Mexico. Buchanan’s Special Reserve led the super premium segment in these key markets.

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

•                  Bushmills grew volume 11% and net sales 12%. The brand grew in all regions with a particularly strong performance in Russia and Eastern Europe, growing 36%. The growth was driven by global and local ‘Bushmills Live’ marketing events and expanded distribution. Western Europe continues to deliver single digit growth in a tough economic environment.

•                  Malts performed strongly, delivering 17% of net sales growth. Talisker and The Singleton grew net sales 30% and 36%, respectively with the launch of ‘Talisker Storm’ and marketing investment in the impactful ‘Singleton Sensorium’ campaign.

Vodka delivered net sales growth of 5% and constitutes 13% of total Diageo net sales. North America, Diageo’s largest vodka market, remained flat by volume with net sales up 5%. Category performance was again driven by super and ultra premium variants, with Cîroc and Ketel One vodka leading the growth.

•                  Smirnoff net sales grew 4% building on last year’s strength. In North America, Smirnoff net sales were up 5%, driven by the United States, the largest Smirnoff market, which delivered 6% net sales growth. Strong innovation launches including Smirnoff Confectionery and Smirnoff Sorbet Light flavours added to the Smirnoff brand performance, which was sustained by marketing investment. In Western Europe, performance was mixed by market. In Great Britain, Smirnoff benefited from Smirnoff’s ‘World’s Best Drinks’ programme. However, this was offset by destocking. Ireland remains tough due to the economic environment, and in Germany, Smirnoff gained share. In emerging markets, Smirnoff led the establishment of the vodka category with strong double digit net sales growth in South Africa, Kenya and Ghana. In Latin America and Caribbean, the brand was affected in Brazil by the economic slowdown, however, this was offset by strong performance in other Latin American countries. In Asia Pacific, the brand also performed well in new vodka markets, particularly in Korea, Thailand, Indonesia and Japan.

•                  Ketel One vodka had another good year, growing both net sales and volume on the back of continued strong performance in North America driven by pricing. The brand delivered double digit growth outside the United States as distribution was expanded to over 70 markets across the world.

•                  Cîroc sells over 2 million 9 litre cases. In the United States growth was driven by Cîroc’s base variant and the continued success of Cîroc Peach, the largest revenue generating innovation in the United States. Cîroc marketing investment increased double digit. Outside of the Unites States, Cîroc grew strongly especially in Western Europe, Brazil, and in Global Travel Retail.

Business review (continued)

Rum grew 5%, with strong performances from Captain Morgan and Zacapa, and constitutes 6% of total Diageo net sales.

•                  Captain Morgan grew net sales 7% with sales volume reaching 10 million cases this year. The ‘To Life, Love and Loot’ campaign in the United States continued with new creative executions, featuring the legendary Captain Henry Morgan. The brand also grew strongly in its newer markets of Western Europe, Eastern Europe, and Mexico, where the proven ‘Keys to Adventure’ experiential events and ‘Captain Morgan Starts the Party’ campaign, have continued to be key growth drivers.

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

•                  Baileys delivered 2% net sales growth. This was driven by a global re-launch, supported by the new ‘Cream with spirit’ campaign, and the new pack, and retail design. In the United States, which accounts for more than a quarter of the brand’s net sales, Baileys performed strongly with 9% net sales growth driven by the new advertising campaign and the launch of Baileys Hazelnut. In Western Europe Baileys declined 6%, driven by Great Britain, and Southern Europe; Germany and Austria, and Ireland performed well and grew net sales 10% and 9%, respectively. Baileys continues its growth trajectory in emerging markets, with double digit net sales growth in Russia, Africa and China.

Tequila, Don Julio, grew net sales 13% and volume 11%. In its primary market, North America, the brand maintained favourable price/mix and grew share. The performance was driven by increased investment in mentorship programmes, experiential sampling in the on trade, public relations, and above the line advertising. Outside North America, Don Julio continued to deliver strong double digit net sales growth, especially in Asia Pacific, and Africa, Eastern Europe and Turkey. In these markets, the brand was driven by experiential consumer events. In Canada, Western Europe, and Latin America, the key growth drivers were improved visibility, mentorship and sampling programmes in the on trade, as well as strong execution of Don Julio in Diageo Reserve World Class.

Gin grew net sales 8% and constitutes 3% of Diageo total net sales.

•                  Tanqueray net sales increased 12%, with strong growth across all regions, driven by the performance in the United States and continued growth in Western Europe. In the Unites States, Tanqueray returned to growth as the advertising campaign ‘Tonight We Tanqueray’ was amplified. Increased marketing investment, combined with commercial focus and execution drove strong brand awareness and sales. An educational experience for bartenders was activated in 30 markets this financial year. Outside the United States ‘Tonight We Tanqueray’ campaign was rolled out supported by increased investment.

•                  Gordon’s grew net sales 5% globally driven by growth in the emerging markets of Eastern Europe, Turkey, Latin America and Caribbean, and in South East Asia.

Beer represents 20% of Diageo net sales and delivered 2% net sales growth driven by emerging markets, which grew net sales 7%. Volume declined 2%, principally in Western Europe.

•                  Guinness net sales increased 1% while volume declined 2%. Africa, the largest Guinness market by volume, delivered net sales growth of 2%, despite tough economic conditions in a number of African countries. In Western Europe, net sales were down 3% driven by the beer market decline and economic uncertainty. In Asia Pacific, Guinness delivered double digit growth, primarily in Indonesia, due to a combination of marketing, pricing, and strong commercial activations. Marketing investment was focused behind the ‘Made of More’ campaign in Western Europe and Africa, consumer participation programmes related to the Arthur’s Day celebration in Dublin, rugby and football communication platforms, and the official broadcast partnership with the English Premier League in Africa.

Wine net sales represent 4% of Diageo’s net sales and were flat following a decline of 7% of net sales in Western Europe and growth of 4% in North America.

Ready to drink represents 6% of Diageo net sales, and were flat. 10% net sales decline in North America was offset by strong net sales growth in Africa, which was driven by innovations: Smirnoff Black Ice in Cameroon, Smirnoff Double Black & Guarana in South Africa, and Snapp in Kenya and Nigeria.

Business review (continued)

Liquidity and capital resources

As at 1 July 2013 the group adopted a number of new standards and amendments and the application of IFRS11 - Joint arrangements and the amendment to IAS19 - Employee benefits resulted in a restatement of comparative figures. The impact on the group’s consolidated statement of comprehensive income and net cash flow for the years ended 30 June 2013 and 30 June 2012, and net assets as at 30 June 2013 and 30 June 2012 is provided in note 18 to the consolidated financial statements on pages 202 and 203.

1. ANALYSIS OF CASH FLOW AND BALANCE SHEET

The primary source of the group’s liquidity over the last three financial years has been cash generated from operations. These funds have generally been used to pay interest, taxes and dividends, and to fund capital expenditure and acquisitions.

a) 2014 compared with 2013

Movement in net borrowings — see page 48

Movement in equity — see page 49

Post employment deficit — see page 49

b) 2013 compared with 2012

Movement in net borrowings

	2013 (restated) £ million	2012 (restated) £ million
Net borrowings at the beginning of the year	(7,573)	(6,480)
Free cash flow (a)	1,452	1,657
Sale of businesses	(16)	51
Acquisition of businesses (b)	(644)	(1,420)
Proceeds from issue of share capital	—	1
Net purchase of own shares for share schemes (c)	(11)	—
Dividends paid to non-controlling interests	(100)	(101)
Proceeds from non-controlling interests	—	11
Purchase of shares of non-controlling interests (d)	(200)	(155)
Net increase in bonds (e)	1,231	377
Net movements on other borrowings	7	115
Equity dividends paid	(1,125)	(1,036)
Net increase/(decrease) in cash and cash equivalents	594	(500)
Net increase in bonds and other borrowings	(1,238)	(492)
Exchange differences	(116)	152
Borrowings acquired through purchase of businesses	—	(5)
Other non-cash items (f)	(70)	(248)
Net borrowings at the end of the year	(8,403)	(7,573)

(a) Free cash flow decreased from £1,657 million in the year ended 30 June 2012 to £1,452 million in the year ended 30 June 2013 principally as a result of a one off £400 million payment to the Diageo UK Pension Scheme, higher net interest and tax payments and increased net purchase of tangible fixed assets and computer software. This is partially offset by the higher operating profit and increased dividends received from Moët Hennessy. The increase in net interest paid is driven by the impact of the renegotiation of the terms of certain interest rate swaps in the prior year while higher tax payments are a result of increased profits and tax settlements paid during the year. The net purchase of tangible fixed assets and computer software increased from £438 million in the year ended 30 June 2012 to £597 million in the year ended 30 June 2013. The expenditure was incurred on a number of projects throughout the world with the largest investments made to increase capacity and to improve efficiencies in operations in Africa, Ireland, Scotland and North America.

Free cash flow is stated after exceptional restructuring costs of £61 million (2012 - £158 million).

(b) In the year ended 30 June 2013 the group incurred expenditure of £660 million on acquisitions and disposals including £284 million on purchasing 100% of the equity share capital of Ypióca and £274 million on acquiring 10% equity interest in United Spirits Limited. In the year ended 30 June 2012 the group spent £1,420 million in connection with business acquisitions. This included the acquisition of 100% of the equity share capital of Mey İçki (£1,260 million) and Meta Abo Brewery (£145 million) and a 50% controlling equity stake in Zacapa (£118 million). In May 2012 Diageo received back the deposit of $185 million relating to the acquisition of Shuijingfang from China’s securities depositary and clearing agency.

Business review (continued)

(c) Net purchase of own shares for share schemes included £143 million (2012 — £119 million) to purchase treasury shares for the future settlement of obligations under the employee share option schemes. These purchases were partially offset by consideration received from employees on the exercise of share options of £132 million (2012 — £119 million).

(d) Purchase of a non-controlling interest of £200 million in respect of an additional 40% equity stake in SJF Holdco (2012 — £155 million primarily in respect of Kenya Breweries).

(e) In the year ended 30 June 2013, the group repaid bonds of $750 million (£475 million) and $600 million (£394 million). The group borrowed $3,250 million (£2,100 million), consisting of $750 million (£485 million) of 0.625% bonds due April 2016, $650 million (£420 million) of 1.125% bonds due April 2018, $1,350 million (£872 million) of 2.625% bonds due April 2023 and $500 million (£323 million) of 3.875% bonds due April 2043. On 1 July 2013 the group repaid bonds of €1,150 million (£983 million) as scheduled.

In the year ended 30 June 2012, the group repaid bonds of $900 million (£566 million) and €750 million (£605 million). The group borrowed $2,500 million (£1,548 million), consisting of $1,000 million of 1.5% bonds due May 2017, $1,000 million of 2.875% bonds due May 2022, and $500 million of 4.25% bonds due May 2042.

(f) Adverse non-cash movements of £70 million (2012 — £248 million) predominantly comprise new finance leases.

Movement in equity

At 30 June 2013 total equity was £8,088 million compared with £6,792 million at 30 June 2012. The increase was mainly due to the profit for the year of £2,550 million, partly offset by the dividend paid out of shareholders’ equity of £1,225 million.

Post employment deficit

The deficit in respect of post employment plans before taxation decreased by £535 million from £1,076 million at 30 June 2012 to £541 million at 30 June 2013 primarily as a result of the one off cash contribution of £400 million into the Diageo UK Pension Scheme. In addition, an increase in the market value of plan assets was partially offset by a decrease in the discount rates used to calculate the liabilities of the Irish plans and an increase in the inflation assumptions in the United Kingdom. Cash contributions to the group’s UK and Irish post employment plans in the year ended 30 June 2013 were £529 million (2012 — £131 million).

2. ANALYSIS OF BORROWINGS

a) Gross borrowings (excluding finance lease liabilities and fair value of derivative instruments) at 30 June 2014 are expected to mature as follows:

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Within one year	1,576	1,852	1,219
Between one and three years	1,894	2,220	2,635
Between three and five years	1,972	2,509	1,516
Beyond five years	3,772	3,488	3,233
	9,214	10,069	8,603

b) During the year ended 30 June 2014 the following bonds were issued and repaid:

	2014 £ million	2013 £ million	2012 £ million
Issued
€ denominated	1,378	—	—
US$ denominated	—	2,100	1,548
Repaid
€ denominated	(983)	—	(605)
US$ denominated	(488)	(869)	(566)
	(93)	1,231	377

Business review (continued)

c) The group had available undrawn committed bank facilities as follows:

	2014 £ million	2013 £ million
Expiring within one year*	1,535	—
Expiring between one and two years	632	411
Expiring after two years	1,050	1,891
	3,217	2,302

* Of the facilities at 30 June 2014 $2,000 million (£1,170 million) was not drawn down and was cancelled on 2 July 2014.

Other than the committed facility relating to the purchase of further investment in USL, these facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes.

There are no financial covenants on the group’s material short and long term borrowings. Certain of these borrowings contain cross default provisions and negative pledges.

The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items, aggregated with share of after tax results of associates and joint ventures, to net interest). They are also subject to pari passu ranking and negative pledge covenants.

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

3. CAPITAL MANAGEMENT

The group’s management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting a net borrowing to EBITDA leverage of 2.5 — 3.0x, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 — 3.0x. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. For this calculation net borrowings is adjusted by the pension deficit whilst EBITDA equals operating profit less exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

4. CAPITAL REPAYMENTS

Authorisation was given by shareholders on 19 September 2013 to purchase a maximum of 251,039,000 shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 18 December 2014, if earlier.

During the year ended 30 June 2014, the company purchased 14 million ordinary shares (including shares acquired through call option exercises), nominal value of £4 million (2013 — 8 million ordinary shares, nominal value of £2 million; 2012 — 9 million ordinary shares, nominal value of £3 million), representing approximately 0.5% (2013 — 0.3%; 2012 — 0.4%) of the issued ordinary share capital (excluding treasury shares).

Shares were either directly granted to employees as part of employee share schemes or held as treasury shares and used to hedge share scheme grants to employees during the course of the year.

Business review (continued)

The monthly breakdown of shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2014 were as follows:

Calendar month	Number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
September 2013**	3,809,995	1997	247,229,005
October 2013	2,511,772	1951	244,717,233
January 2014	416,298	1789	244,300,935
February 2014	414,358	1823	243,886,577
March 2014	538,301	1813	243,348,276
Total*	7,690,724	1949	243,348,276

*In addition, the company exercised call options to acquire 6,797,642 shares at an average price of 953 pence during the course of the year.

**Including 621,767 shares purchased at an average price of 1998 pence for the purpose of satisfying share awards made under the company’s share incentive plan.

Contractual obligations and other commitments

	Payments due by period
As at 30 June 2014	Less than 1 year £ million	1-3 years £ million	3-5 years £ million	More than 5 years £ million	Total £ million
Long term debt obligations	1,286	1,891	1,905	3,806	8,888
Interest obligations	349	482	345	1,522	2,698
Credit support obligations	59	—	—	—	59
Operating leases	102	139	93	223	557
Purchase obligations	954	931	671	357	2,913
Capital commitments	155	7	—	—	162
Finance leases	47	84	67	181	379
Deferred consideration payable	3	149	—	—	152
Post employment benefits*	48	95	95	305	543
Provisions and other non-current payables	172	167	42	135	516
	3,175	3,945	3,218	6,529	16,867

* For further information see note 13 (a) of the consolidated financial statements.

Long term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings. Credit support obligations represent liabilities to counterparty banks in respect of cash received as collateral under credit support agreements. Purchase obligations include various long term purchase contracts entered into for the supply of certain raw materials, principally bulk whisky, grapes, cereals, cans and glass bottles. The contracts are used to guarantee supply of raw materials over the long term and to enable more accurate predictions of future costs. Provisions and other non-current payables exclude £4 million in respect of vacant properties.

Potential income tax exposures included within corporate tax payable of £197 million and deferred tax liabilities are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.

Management believe that it has sufficient funding for its working capital requirements.

Post employment contractual obligations comprise the committed deficit contributions and exclude service cost contributions.

Post balance sheet events

On 2 July 2014, with the completion of the tender offer the group acquired an additional 26% investment in USL for INR 114.5 billion (£1,118 million) taking its investment to 54.78% (excluding 2.38% owned by the USL Benefit Trust) financed by debt. From 2 July 2014 the group will account for USL as a subsidiary with a 43.9% non-controlling interests. As a result of USL becoming a subsidiary of the group a gain of £103 million arose, being the difference between the book value of the associate balance prior to the transaction and the market value. This will be reported as a non-operating exceptional gain in the consolidated accounts in the year ending 30 June 2015.

Business review (continued)

Off-balance sheet arrangements

Neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

Risk management

The group’s funding, liquidity and exposure to foreign currency, interest rate risks, financial credit risk and commodity price risk are conducted within a framework of board approved policies and guidelines. The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains some insurable risk where external insurance is not considered to be an economic means of mitigating this risk. Loan, trade and other receivables exposures are managed locally in the operating units where they arise and credit limits are established as deemed appropriate for the customer.

For a detailed analysis of the group’s exposure to foreign exchange, interest rate, commodity price, credit and liquidity risks see note 15 to the consolidated financial statements on pages 189-195.

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

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgements, are set out in detail in the relevant notes:

•        Exceptional items — page 164

•        Taxation — page 169

•        Business combinations — page 173

•        Brands, goodwill and other intangibles — page 175

•        Post employment benefits — page 181

•        Contingent liabilities and legal proceedings — page 203

New accounting standards

A number of accounting standards, amendments and interpretations have recently been issued by the IASB or IFRIC. Those that are of relevance to the group are discussed in note 1 to the consolidated financial statements on pages 156 and 157.

SUSTAINABILITY & RESPONSIBILITY REVIEW

1.                                      ALCOHOL IN SOCIETY

PERFORMANCE AGAINST 2015 TARGETS

Responsible drinking programmes

373* (vs 315 in 2013)

* We are moving towards a new metric in future years that will demonstrate the impact of our programmes on awareness, attitudes or behaviour.

This year we made good progress in implementing the landmark Global Beer, Wine and Spirits Producers’ Commitments to Reduce Harmful Drinking, as well as our broader goals to support effective programmes that tackle alcohol misuse; communicate about alcohol responsibly; and advocate effective, evidence-based policy.

The Global Beer, Wine and Spirits Producers’ Commitments

The first annual report on progress against the Commitments was published in July 2014. The report concludes that signatory companies made good progress, but that more remains to be done. The first year was used to establish benchmarks, set key performance indicators and create resources for future work. These building blocks will inform, strengthen and accelerate future efforts. The following are highlights included in the report:

• Producers supported 135 education programmes aimed at preventing and reducing underage drinking which together reached nearly one million young people under the legal purchase age, and more than 500,000 parents, teachers, and community leaders

• An analysis in seven countries found more than 96% of producer advertising is compliant with the ‘70/30’ rule under which advertising is placed in media where at least 70% of the audience is of legal drinking age

• Producers developed guiding principles for responsible digital marketing, which are now under public stakeholder review

The report, which was independently assured, can be found on www.producerscommitments.org. Information about Diageo’s performance can be found on our website.

Tackling alcohol misuse

We will continue to work with others to implement programmes that tackle misuse in ways that go beyond these Commitments. The choice of programme in each market reflects local stakeholder concerns but our focus is always on initiatives that can be shown to shift awareness, attitudes and behaviour.

This year, Diageo supported 373 programmes, including Commitments programmes in 53 countries, many of which have been evaluated to show measurable effects on awareness, attitudes and behaviour. Our sponsorship of the McLaren Mercedes F1 team continues to give Diageo a stylish and impactful platform to speak credibly about the importance of staying in control while driving. Johnnie Walker’s Join the Pact campaign has a goal to give one million kilometres of safe rides home to consumers across the globe who have pledged never to drink and drive. So far it has given about 423,025 rides, representing around 265,491 kilometres.

Complaints about advertising upheld by industry bodies that report publicly (2014)		Industry complaints upheld	Complaints about Diageo brands
Australia	Alcohol Beverage Code	3	—
Ireland	Advertising Standards Authority for Ireland (ASAI)	3	—
United Kingdom	The Portman Group	8	—
	Advertising Standards Authority (ASA)	38	1
United States	Distilled Spirits Council of the United States (DISCUS)	3	—

Communicating about alcohol responsibly

Five industry bodies publicly report breaches of their self-regulatory codes. The industry bodies that monitor these self-regulatory codes do not impose fines; nevertheless, removing the offending marketing can be a costly lesson for any company. Further consequences include reputational damage and, in some instances, additional controls, such as being subject to mandatory pre-clearance for future advertising. This year, Diageo was found to be in breach by the Advertising Standards Authority in the United Kingdom for a Captain Morgan television commercial on the grounds of linking alcohol with daring, tough and aggressive behaviour. The commercial was immediately withdrawn.

Further details in the S&R Performance Addendum 2014.

Further details at www.diageo.com.

2.                                      WATER STEWARDSHIP

PERFORMANCE AGAINST 2015 TARGETS

Improve water efficiency by 30%
2.4% (vs 2013)	21% (vs 2007)
Reduce water wasted in water-stressed sites by 50%
12% (vs 2013)	25% (vs 2007)
Reduce polluting power of wastewater by 60%
4% (vs 2013)	(13)% (vs 2007)

(1) 2007 baseline data and data for each of the six years in the period ended 30 June 2013 have been restated in accordance with Diageo’s environmental reporting methodologies.

(2) In accordance with Diageo’s environmental reporting methodologies, total water used excludes irrigation water for agricultural purposes on land under the operational control of the company.

Overall this year, Diageo has delivered improved performance across all water and other environmental target areas versus the prior year, and progressed towards meeting 2015 goals. We reduced absolute water use by 9% or 2,268,000 cubic metres while water efficiency improved by 2.4% compared to the prior year. In water-stressed locations, we have reduced water wasted by 12%, an important contribution towards our target of a 50% reduction versus the company’s 2007 baseline.

While some savings are the result of major investments, most come from operational improvements related to equipment, processes, culture and behaviour. For example, our distillery at Valleyfield, Canada has reduced water used by 44% through investment in surface condensers. In Nairobi, where three of our sites are in water-stressed locations, brewing, malting and glass production facilities have reduced the absolute volume of water withdrawn by 23%, reflecting the impact of a sustained focus on water conservation.

Water used for irrigation purposes on land under Diageo’s operational control extends to 7,512,000 cubic metres and is reported separately from direct operations water use efficiency performance. The significant majority of this irrigation water relates to sugar cane production at the Ypioca business in Brazil where Diageo is investing in improving irrigation techniques and broader water stewardship improvements. See page 100 for information about our Value chain partnerships.

We also aim to reduce the polluting power of wastewater, measured in biochemical oxygen demand (BOD) grams per litre of product packaged. Overall we reduced BOD by 4%, with a 56% improvement at sites in Africa as a result of better wastewater treatment facilities and operation.

A significant proportion of Diageo’s BOD in wastewater comes from our Cameronbridge distillery in Scotland, where we have built a new bioenergy plant which generates renewable energy from co-products while also reducing BOD load. This facility, once fully commissioned, will significantly reduce BOD load to the environment in future years.

In addition to driving improvements in our operations, we also invest in infrastructure and sanitation through our Water of Life programme to provide access to clean water in local communities. Please see page 94 for more information.

Further details in the S&R Performance Addendum 2014.

Further details at www.diageo.com.

Water efficiency by region, by year (l/l) (1),(2)	2007	2012	2013	2014
North America	6.68	4.96	6.45	5.27
Western Europe	7.56	6.57	6.57	6.90
Africa, Eastern Europe and Turkey	9.94	7.21	6.64	6.23
Latin America and Caribbean	21.87	15.98	21.01	20.61
Asia Pacific	4.41	3.52	3.34	3.63
Diageo (total)	8.68	6.93	7.03	6.86

Wastewater polluting power by region,by year (BOD/kt)(1)	2007	2012	2013	2014
North America	248	13	11	13
Western Europe	21,802	28,437	33,689	35,990
Africa, Eastern Europe and Turkey	11,613	8,398	6,623	2,756
Latin America and Caribbean	565	35	11	10
Asia Pacific	22	8	6	0
Corporate	1	1	1	1
Diageo (total)	34,251	36,892	40,341	38,770
Total under direct control	33,426	36,646	40,088	38,541

(1) 2007 baseline data and data for each of the six years in the period ended 30 June 2013 have been restated in accordance with Diageo’s environmental reporting methodologies.

(2) In accordance with Diageo’s environmental reporting methodologies, total water used excludes irrigation water for agricultural purposes on land under the operational control of the company.

3.                                      ENVIRONMENT

PERFORMANCE AGAINST 2015 TARGETS

Reduce carbon emissions equivalent by 50%
5% (vs 2013)	30% (vs 2007)
Eliminate waste to landfill
23% (vs 2013)	83% (vs 2007)
Reduce average packaging weight by 10%*
0.8% (vs 2013)	6% (vs 2009)
Increase average recycled content across all packaging to 42%
1% (vs 2013)	37% (vs 2009)
Make all packaging 100% recyclable/reusable
0.01% (vs 2013)	98.6% (vs 2009)

* A 2009 baseline was established for packaging targets versus the 2007 baseline for other environmental metrics.

Alongside water stewardship, our environmental programme focuses on reducing greenhouse gases and waste sent to landfill as well as improving the sustainability of our packaging.

Carbon emissions

We use the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol as a basis for reporting our emissions, and we include all facilities over which we have operational control for the full fiscal year.

This year Diageo’s net carbon emissions (CO2e) were reduced by 5% in absolute terms or 35,000 tonnes, compared to the prior year. We achieved this reduction despite production volume going up in the most energy intensive area of our business, malt and grain whisky distilling. Cumulatively we have reduced absolute net tonnes of CO2e by 30% since 2007.

Carbon emissions by weight by region (1,000 tonnes CO2e)(1), (2)	2007	2012	2013	2014
North America	218	67	51	56
Western Europe	364	318	333	337
Africa, Eastern Europe and Turkey	294	295	275	232
Latin America and Caribbean	32	23	19	19
Asia Pacific	29	15	13	14
Corporate	23	17	16	14
Diageo (total)	960	735	707	672

(1) CO2e figures are calculated using the kWh/CO2e conversion factor provided by energy suppliers, the relevant factors to the country of operation or the International Energy Agency, as applicable.

(2) 2007 baseline data, and data for each of the six years in the period ended 30 June 2013, have been restated in accordance with the WRI/WBCSD Greenhouse Gas Reporting Protocol and Diageo’s environmental reporting methodologies.

(1) CO2e figures are calculated using the kWh/CO2e conversion factor provided by energy suppliers, the relevant factors to the country of operation or the International Energy Agency, as applicable.

(2) 2007 baseline data, and data for each of the six years in the period ended 30 June 2013, have been restated in accordance with the WRI/WBCSD Greenhouse Gas Reporting Protocol and Diageo’s environmental reporting methodologies.

These results represent the sum of many small improvements, increases in green energy sourcing and the application of new technology combined with larger capital projects such as a £4 million investment in a combined heat and power plant at the Red Stripe brewery in Jamaica, which will reduce the site’s carbon emissions by 4,000 tonnes per year.

Diageo’s gross carbon emissions for this year are 865,000Δ tonnes, with an intensity ratio of 255 grams per litre packaged. Our targets for absolute reduction of carbon emissions, set in 2007, are based on net emissions. This is the first year we are reporting both net and gross emissions.

This year, approximately 59% of electricity at our supply sites came from low-carbon sources such as wind, hydro and nuclear (2013: 52%). In the United Kingdom, 99% of our electricity came from low-carbon sources. This year marked our second year in the CDP (formerly the Carbon Disclosure Project) Supply Chain programme, a platform for engaging key suppliers on carbon emissions. Of the 146 suppliers we engaged, 83% responded to the CDP questionnaire.

This has provided important insights into the carbon impacts of our supply chain, and we will use the information to explore opportunities to reduce them.

Waste to landfill

Total waste to landfill by region (tonnes)(1)	2007	2012	2013	2014
North America	40,828	16,573	539	246
Western Europe	3,627	181	1,240	705
Africa, Eastern Europe and Turkey	52,536	30,753	19,596	15,565
Latin America and Caribbean	4,931	1,162	919	870
Asia Pacific	1,287	107	91	66
Corporate	1,140	852	843	499
Diageo (total)	104,349	49,628	23,228	17,951

(1) 2007 baseline data and data for each of the six years in the period ended 30 June 2013 have been restated in accordance with Diageo’s environmental reporting methodologies.

Another focus of our environmental programme is to reduce the amount of waste we send to landfill. As well as having a positive impact on the environment, it saves money by reducing waste levies and fees, and saving on material inputs. In 2014, we reduced waste to landfill by 23% compared to the prior year. One of the key drivers was the progress made by our sites in Nigeria, where the business has accelerated an initiative started in 2012 to extensively reuse brewing by-products previously sent to landfill for animal feed and fertiliser applications.

Sustainable packaging

Complementing our focus on our own waste is our aim to use packaging that has a low environmental impact, an aspiration set out in our Sustainable Packaging Guidelines, published in 2011, which are used by all brands. Among the initiatives are light weighting, or reducing the weight of packaging; removing materials that cannot be recycled, or are difficult to recycle, including PVC, foil, mixed plastics, ceramics and some laminates; and, where viable alternatives exist, removing materials such as inks and heavy metals that may pose a risk to the environment. Among a number of projects, this year Ypioca in Brazil introduced an outercase for Smirnoff made from sugar cane by-products.

Further details in the S&R Performance Addendum 2014.

Further details at www.diageo.com.

4.                                      COMMUNITY EMPOWERMENT

PERFORMANCE AGAINST TARGETS

Improve access to safe drinking water for one million people in Africa every year until 2015

1 million (vs 1 million in 2013)

Train 100,000 people through our Learning for Life programme by 2016

14,000 (vs 25,307 in 2013)

Empower two million women through our Plan W programme by 2016

40,545 (vs 16,750 in 2013)

* Category includes cause-related brand campaigns, local market giving and disaster relief.

** This is a sub-section of the total responsible drinking budget.

Like most businesses, we create wealth directly for our local stakeholders through our daily business operations, including providing jobs, sourcing locally, and paying local duties. However, creating wealth in a lasting way requires more: we must work with local people to address development challenges such as skills gaps or access to clean water, and advocate high standards of governance in the communities where we operate.

This year we invested £16.5 million or 0.6% of operating profits to charitable projects that help serve critical local need. This marks a decrease from the charitable giving reported last year, primarily because we have chosen not to include our legacy commitment of £10.3 milllion to the Thalidomide Trust and the Thalidomide Foundation Ltd and instead focus our community investment reporting on our long-term, actively managed flagship programmes.

Water of Life

Complementing our efforts to protect water resources, we work with local communities to provide access to safe drinking water through our Water of Life programme. Since June 2006, we have reached more than 10 million people through more than 200 projects in 18 countries. Our initiatives support boreholes, wells, rainwater harvesting and domestic filtration devices.

Learning for Life

Learning for Life was established with the belief that vocational and life-skills training can produce a ripple effect that will positively impact individuals, families, communities and societies while strengthening Diageo’s value chain.

Last year we expanded our programme beyond Latin America, where it was founded, to North America and Scotland. In total this year Diageo ran 71 Learning for Life programmes in 30 countries, training 14,000 people. This brings the numbers of people trained since the launch of the programmes five years ago to more than 102,000, beating our target of 100,000 two years early.

Plan W

In Asia Pacific, we run a similar sustainable development programme to empower women to play a greater role in the economy by developing their hospitality and business enterprise skills. Since launching in December 2012, we have worked with 57,295 women in 16 countries in partnership with 13 organisations. We also believe that educating men on issues that concern women ultimately can help empower women, and thus far 19,501 men have gone through the programme.

Further details in the S&R Performance Addendum 2014.

Further details at www.diageo.com.

5.                                      OUR PEOPLE

PERFORMANCE

Super-engagement score

38% (vs 41% in 2013)

Gender diversity in senior management

28% (vs 28% in 2013)

Reduction of lost-time accidents (LTAs)

47% (since 2013)

Our commitment to helping our people reach their full potential is at the heart of our success and at the core of our business strategy. We aim to create a working environment that is welcoming but also challenging, stimulating and inspiring.

We are proud to have been recognised in the Great Place to Work Institute’s prestigious 25 Best Multinational Workplaces, achieving 8th place and reinforcing our position as a leading global employer. We have also been recognised as a great employer in Argentina, Belgium, Germany, Great Britain, Greece, Ireland, Mexico, Netherlands, Nigeria, Portugal and Spain. These are achievements which have only been possible through the commitment of thousands of talented and inspirational employees who together make Diageo a great place to work.

Employee engagement

Our Annual Values Survey is our primary means of measuring how connected our employees feel to the business and the extent to which they believe the company is living the Diageo values. This year, we made a number of changes to our survey to align it more closely to our Performance Ambition. We took a new approach to measuring engagement to focus on Diageo’s five values and four Performance Ambition behaviours.

For the second year running, 92% of employees took part, with 84% of employees identified as being engaged. We received 24,000 comments from employees, many with constructive suggestions for how we can achieve our Performance Ambition. Diageo also measures super-engagement. This is a more stretching measure than engagement, which requires employees to assign the highest possible ranking to all six of the core engagement questions in the Values Survey. There have been no changes to the way we measure this metric from past years. We have largely maintained our strong results in a year when employees experienced change in the business. 38% of employees were identified as being super-engaged, compared to 41% in 2013. This year’s survey confirmed that Diageo’s core strength is employees’ pride and passion in our brands and it highlighted that employees are more positive about the quality of their line management, both of which we see as critical enablers of strong performance in a year when employees experienced change in the business.

Diversity

As a business which operates in countries all around the world with a variety of cultures and consumers, we believe diversity to be a key competitive advantage.

Diversity can be illustrated in many ways. Without seeking to set a specific goal for female representation on the Board, it remains our aspiration to maintain a high level of diversity, including gender diversity, within the Boardroom, appropriate to and reflecting the global nature of the company and the strategic imperatives the Board has agreed upon. Reflecting these values, we have four women on our Board, representing 44% of the directors. This year, Diageo along with Capita plc, received the Opportunity Now Female FTSE100 award, given to FTSE100 companies with the highest female representation on the Board.

Diageo’s commitment to diversity at the senior management level is just as strong and we actively work to increase the number of women in leadership positions in the company. Currently, six of the 14 members of the Executive Committee are women, in comparison to five out of 15 members in 2013. Furthermore, 28% (2013 - 28%) of leadership positions across the business are filled by women.

We also embrace a business model which aims to promote local leaders: our 21 managing directors represent 13 different nationalities.

Average number of employees by region by gender(1)	Men	Women	Total
North America	2,023	1,386	3,409
Western Europe	5,182	3,065	8,247
Africa, Eastern Europe and Turkey	6,225	2,536	8,761
Latin America and Caribbean	2,096	1,276	3,372
Asia Pacific	2,217	1,349	3,566
Diageo (total)	17,743	9,612	27,355

Average number of employees by role by gender(2)	Men	Women	Total
Line manager	3,596	1,944	5,540
Supervised worker	13,291	7,262	20,553
Total	16,887	9,206	26,093

New hires by region by gender(2)	Men	Women	Total	% of total new hires
North America	267	176	443	15%
Western Europe	208	171	379	12%
Africa, Eastern Europe and Turkey	848	363	1,211	39%
Latin America and Caribbean	505	271	776	25%
Asia Pacific	139	137	276	9%
Diageo (total)	1,967	1,118	3,085
Percentage of total new hires	64%	36%

Leavers by region by gender(2)	Men	Women	Total	% of leavers
North America	467	342	809	17%
Western Europe	620	487	1,107	23%
Africa, Eastern Europe and Turkey	1,168	496	1,664	34%
Latin America and Caribbean	565	310	875	18%
Asia Pacific	215	179	394	8%
Diageo (total)	3,035	1,814	4,849
Percentage of total leavers	63%	37%

(1) Employees have been allocated to the region in which they reside. In note 3 to the consolidated financial statements, employees are allocated to the segment for which they provide the majority of service.

(2) Not all acquisitions collate full employee demographic data, hence the discrepancy in the total figures between this table and the ‘Average number of employees by region by gender’ table. Where there is a lower total number, the figure excludes Shuijingfang.

Human rights

We have a responsibility to respect human rights, and that starts with the rights of our employees. Everyone has the right to expect their basic human identity and dignity to be fully respected in the workplace. We do not use forced or compulsory labour and we will not work with others who do. We will not employ children under the age of 16 and have a special responsibility to protect employees under 18, and ensure that their interests are promoted. Our commitment to pay wages and benefits for a standard working week that meet, at a minimum, national legal standards, is also an important element of our commitment to human rights. We aim to provide opportunities for a wide range of people including those with disabilities, fostering a culture that allows for a variety of lifestyles. Our training and education programme includes re-training, if needed, for people who have become disabled. Where possible, we encourage a flexible approach to working and emphasise the importance of treating individuals justly and in a non-discriminatory manner throughout the employment relationship, including recruitment, compensation, training, promotion and transfers.

We have outlined our approach in our policies and guidelines, including our Human Rights and Anti-Discrimination Policy, and have a robust controls, compliance and ethics programme to ensure we uphold our commitment. See the Governance and Ethics section for more information on page 98. We expect our suppliers to abide by the same principles; see page 100 for information on how we manage social risks in our supply chain.

Health and safety

The health and safety of our people is a critical measure of human rights. Diageo has a Severe and Fatal Incident Prevention (SFIP) programme, specifically designed to identify and effectively control severe and fatal risks in our operations. This year, the programme has helped avoid SFIP related fatalities across our operations, however, we are deeply saddened to report a fatality resulting from a security incident at our Tusker brewery in Kenya. In April, an armed criminal gang broke through a concrete perimeter wall at the rear of our site and fatally injured one of the guards patrolling the area. We have reviewed our security procedures and are working closely with local police to enhance our security.

This year we reduced LTAs by over 45% compared to 2013. Of particular note is our new business in Brazil delivering more than a 60% improvement in their first year of Zero Harm. We have also seen an increase to 86% in the number of supply locations with no LTAs. Despite this excellent performance trend and highly favourable comparison with peer performance, we remain focused on a number of business units that did not make the degree of progress we expect.

Our Zero Harm philosophy is aimed at eliminating workplace accidents, and we have a global target to deliver less than one lost-time accident per 1,000 people by 2015 as a milestone towards that ambition. Over the next 12 months we will focus on improving our safety culture and performance at our European office locations and will continue to deliver improvement in new acquisitions, behavioral safety interventions and our fatality prevention programme.

Our talent and organisation

During the year Diageo announced changes to the structure of its global operations across every function. This was part of an overall review to simplify the business and drive accountability for performance to our 21 markets, putting our resources and decision making closer to our customers and consumers. The reconfiguration included removing regional hubs as well as reducing the size of global teams so that their primary function is to support the markets and manage vital global activities that benefit us all.

During periods of change Diageo supports affected employees in line with our global people principles, which set out intentions of being transparent and fair, minimising uncertainty for individuals, and complying with all relevant legal obligations. Diageo makes great efforts to find new roles for those who wish to stay in the company, and where no alternative position exists within Diageo, employees receive full outplacement support and severance in line with local policy.

Lost-time accident frequency rate per 1,000 full-time employees(1)	2010	2011	2012	2013(2)	2014(2)
North America	9.98	5.06	4.15	1.64	0.58
Western Europe(3)	1.36	2.49	1.24	1.61	2.29
Africa, Eastern Europe and Turkey	3.13	1.37	1.63	2.0	0.69
Latin America and Caribbean	2.78	3.42	1.44	10.88	4.7
Asia Pacific	1.97	1.41	—	1.26	1.62
International Supply Centre	7.8	7.81	3.52	3.45	2.31
Diageo (total)	4.96	3.73	2.14	2.97	1.58

(1) Number of accidents per 1,000 employees and directly supervised contractors resulting in time lost from work of one calendar day or more.

(2) Includes results from recent acquisitions in Ethiopia, Turkey, Guatemala, China and Brazil. The 2013 numbers for Diageo (total) and Latin America and Caribbean from last year’s report are restated for the inclusion of our new acquisition, Ypioca in Brazil. The original rate for Latin America and Caribbean was 0.90.

(3) Western Europe numbers 2010-2013 have been restated to split out the International Supply Centre.

Number of days lost to accidents per 1,000 full-time employees	2010	2011	2012	2013	2014
Diageo (total)	190.71	158.79	106.63	66.00	49.67

Fatalities	2010	2011	2012	2013	2014
Diageo (total)	2	4	1	4	1

Further details in the S&R Performance Addendum 2014.

Further details at www.diageo.com.

Business review (continued)

6.     GOVERNANCE AND ETHICS

PERFORMANCE

Manager level and above employees completing Annual Certification of Compliance

100% (100% in 2013)

Employees leaving Diageo due to a breach of the Code of Business Conduct or other policies

146 (vs 116 in 2013)

We are committed to conducting our business responsibly and in accordance with all laws and regulations to which our business activities are subject. Our risk and compliance programme, overseen by the Audit and Risk Committee, focuses on effective risk management, compliance and ethics, and strong internal controls — each of which has an annual plan to ensure we have a strong culture of integrity at Diageo. How the programme is implemented, however, is determined by each of our markets, based on their areas of greatest risk. We tailor the interventions and training to create what will work best for each market, in the context of local and international laws and regulation. Our over-riding aim is to encourage integrity in every part of Diageo: we want employees to act with exemplary conduct in all their business interactions and truly embody our value of being proud of what we do.

Standards and procedures

Our Code of Business Conduct (‘our Code’) sets the standard for what is expected of everyone working at Diageo and our other policies and standards flow from its principles. Our manager level and above complete an Annual Certification of Compliance (ACC) to confirm their understanding of, and adherence to, our Code and any applicable policies, and to identify any areas of possible non-compliance. In 2014, the ACC was completed in 16 languages by all eligible managers — 9,960 of our employees, or 36% of our people.

Due care in delegating authority

As our business expands, it is important to ensure that we embed our standards and procedures in all new business units. We plan ahead and move quickly to ensure our new acquisitions are operating to the same standards as our existing businesses, and we are consistent in our stance on non-compliance issues.

We are also committed to establishing good working relationships with our partners and ensuring that they adhere to our standards. For more information on how we manage social and ethics risks in our supply chain, see page 100 on Value chain partnerships.

Organisational leadership and culture

This year we developed specific training for general managers (and their direct reports where appropriate), which is being rolled out by each of our markets. We also continued our focus on line managers with the ‘Leaders of Integrity’ toolkit and training, as this middle tier of our organisation is central to developing a more fundamental culture of ethics and integrity.

Risk management

Our risk management standard requires all markets and functions to perform risk assessments at least annually to ensure that risks concerning human rights, bribery and corruption, anti-money laundering, and all other relevant laws and regulations, as well as our own Code, policies and standards, have been considered, and that mitigation plans for their most significant risks have been established.

Training and communications

During the year we took all our employees through a refresher training session on our Code. 16,819 employees completed the training in one of 16 languages via a new interactive online course, with the rest of our employees receiving face-to-face training.

Each market also has its own training plan for our Code and key policies, which they deliver through locally organised, risk-based training. To further embed ownership of this agenda with employees, some regions go beyond basic training with annual engagement events such as the Pathway of Pride programme in Africa, and Ethics Day in Asia Pacific.

When an employee joins Diageo, he or she must complete training about our Code within 30 days. The estimated 3,085 employees who joined us this year were taken through a one hour induction on compliance and ethics.

Monitoring, auditing, and reporting

We strive to have a culture in which employees feel comfortable raising concerns about potential breaches of our Code or policies. We expect anyone who comes across a breach to report it immediately, either through SpeakUp, our confidential whistleblowing helpline, to their line manager, or to a member of the controls, compliance and ethics, human resources or legal teams. SpeakUp is also available to suppliers.

There were 831 suspected breaches reported this year, of which 440 were subsequently substantiated. Of the suspected breaches, 299 were reported through SpeakUp, compared with 242 in 2013. We believe that there are two contributing factors to this increase. First, we have seen an increase in reporting of concerns from some of our acquisitions and emerging markets as our Code and policies have been embedded further in these areas.

Business review (continued)

Second, there is greater awareness about SpeakUp amongst all our employees, following refresher training on our Code which everyone went through this year.

Response and continuous improvement

All identified breaches are taken very seriously and those that require action are investigated.

Our response to proven breaches varies depending on the severity of the matter. Internally, we carefully monitor our breaches to identify any trends or common areas where further action may be required, and respond accordingly. This year, 146 people exited the business as a result of breaches of our Code or policies.

Enforcement and incentive

Wherever possible, we look to improve our culture through training, coaching and incentives. Annual performance appraisals are weighted with 70% based on performance and the other 30% based on behaviour — including the individual’s commitment to Diageo’s controls, compliance, and ethics agenda. Employees’ overall performance affects their pay increases, and where relevant, their bonuses.

Controls

We have a strong internal control environment, and we have an annual programme to assess, test, and report on the effectiveness of internal controls across our company. Our controls cover all aspects of risk, ranging from financial to operational to reputational risk, and all markets and functions are required to certify annually whether their internal controls are operating effectively and quickly remediate any weaknesses identified.

Further details in the S&R Performance Addendum 2014

Further details at www.diageo.com

Business review (continued)

7.     OUR VALUE CHAIN PARTNERSHIPS

PERFORMANCE

Percentage of potential high risk supplier sites registered on SEDEX that were audited in 2014

17% (vs 12% in 2013)

Percentage of agricultural materials sourced locally across Africa in 2014

66% (vs 52% in 2013)

About our supply chain

We source goods and services from a wide variety of businesses around the world, and our procurement systems depend on relationships with suppliers that are local, regional, and global. Alignment with our Sustainability & Responsibility standards, which include our Partnering with Suppliers Standard, is among the many factors we consider in choosing our suppliers, alongside cost, quality, and service.

The goods and services we buy include marketing materials, raw materials and utilities, information services and business support, packaging materials and logistics. This year, in total we purchased 1.8 million tonnes of agricultural raw materials like barley, wheat and maize, and approximately one million tonnes of packaging. See the graphs above for a breakdown.

Responsible sourcing

Given our large network of suppliers in more than 100 countries, we are working to develop our understanding of the full range of social and environmental impacts we have throughout our supply chain. We see our role as a catalyst, working in partnership with others to help suppliers embed ethical, social and environmental principles.

Diageo works through SEDEX, a not-forprofit organisation that enables suppliers to share assessments and audits of ethical and responsible practices with their customers. We are an active member of AIM-PROGRESS, a forum of 37 leading consumer goods companies which promotes responsible sourcing practices and sustainable supply chains. We also have an internal Know Your Business Partner (KYBP) programme to assess our third parties against the risk of bribery and corruption, which we do not tolerate in any form.

To date, 1,193 of the company’s potential high risk supplier sites have registered with SEDEX, up from 1,095 last year. Of these, 718 have completed a SEDEX self-assessment questionnaire. More than 200 of the highest risk companies were independently audited during the last three years; audits were commissioned by Diageo (7), or accessed through SEDEX and AIM-PROGRESS (194). Among the issues most frequently raised were those related to health, safety, hygiene and working hours.

Merchandising materials remain one of our highest risk categories, because they are often made in higher risk countries and we often buy through intermediaries and therefore may not know where they were produced. We continue to work with our key merchandising suppliers to develop assurance further down the supply chain, with around 160 of our second-tier suppliers now audited.

Our confidential whistleblowing service, SpeakUp, is also shared with our suppliers. This year Diageo received four calls relating to suppliers and vendors through SpeakUp, though none were substantiated breaches.

Agricultural value chain partnerships

Historically, we have focused our attention on agricultural value chains in Africa, where we see significant potential for developing more sustainable farming practices. We have a goal to source 70%* of agricultural materials locally across Africa by 2015 — locally being defined as materials sourced within Africa and used by our African markets. We are well along our way to reaching this target having sourced 66% of agricultural materials locally in 2014.

* The target we have disclosed previously included packaging materials, but we determined that agricultural materials were the most material.

Business review (continued)

To support these partnerships, Diageo invests in a variety of initiatives. In Kenya, for example, we work with a large number of farmers who supply barley to our malting facility. Diageo’s partnerships with these farmers are focused on crop rotation, soil and crop management, and are aimed at improving yield and quality. We are working to develop scalable business models, supporting the creation of farmer groups and co-operatives, and giving farmers and processors access to financial services companies who provide credit facilities and basic insurance against loss of income due to drought.

Similarly, we are putting in place a scalable barley value chain in Ethiopia, which is being delivered in partnership with over 1,000 smallholders, the Ethiopian Government’s Agricultural Transformation Agency (ATA) and the not-for-profit organisation, Technoserve.

We are also taking what we have learned from agricultural development in Africa to other countries — particularly where we have recently acquired businesses with a significant agricultural footprint.

Business review (continued)

Definitions and reconciliations of non-GAAP measures to GAAP measures

Diageo’s strategic planning process is based on the following non-GAAP measures. They are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

Volume

Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by five.

Organic movements

In the discussion of the performance of the business, ‘organic’ information is presented using pounds sterling amounts on a constant currency basis, excluding the impact of exceptional items and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements

The organic movement percentage is the amount in the row headed ‘Organic movement’ in the tables below, expressed as a percentage of the amount in the row headed ‘2013 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

(a) Exchange rates

‘Exchange’ in the organic movement calculation reflects the adjustment to recalculate the prior year results as if they had been generated at the current year’s exchange rates. Exchange impacts in respect of the external hedging of intergroup sales of products and the intergroup recharging of third party services are allocated to the geographical segment to which they relate. Residual exchange impacts are reported in Corporate.

(b) Acquisitions and disposals

For acquisitions in the current year, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior year, post acquisition results are included in full in the prior year but are included in the organic movement calculation from the anniversary of the acquisition date in the current year. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior year in respect of acquisitions that, in management’s judgement, are expected to complete.

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current or prior year, the group, in the organic movement calculations, excludes the results for that business from the current and prior year. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate but are excluded from the organic movement calculations.

Business review (continued)

Organic movement calculations for the year ended 30 June 2014 were as follows:

	North America units million	Western Europe units million	Africa, Eastern Europe and Turkey units million	Latin America and Caribbean units million	Asia Pacific units million	Corporate units million	Total units million
Volume
2013 reported	53.7	33.6	37.9	23.3	16.5	—	165.0
IFRS 11*	(0.1)	—	—	—	(0.7)	—	(0.8)
2013 reported (restated)	53.6	33.6	37.9	23.3	15.8	—	164.2
Disposals***	(4.3)	(0.6)	—	(0.2)	(0.2)	—	(5.3)
2013 adjusted	49.3	33.0	37.9	23.1	15.6	—	158.9
Acquisitions and disposals***	0.7	0.1	—	0.1	—	—	0.9
Organic movement	(0.7)	(0.1)	(1.9)	(0.2)	(0.8)	—	(3.7)
2014 reported	49.3	33.0	36.0	23.0	14.8	—	156.1
Organic movement %	(1)	—	(5)	(1)	(5)	n/a	(2)

	North America £ million	Western Europe £ million	Africa, Eastern Europe and Turkey £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2013 reported	4,272	3,686	3,423	1,745	2,285	76	15,487
IFRS 11*	(10)	(17)	(4)	(4)	(176)	—	(211)
2013 reported (restated)	4,262	3,669	3,419	1,741	2,109	76	15,276
Exchange**	(176)	8	(358)	(389)	(167)	—	(1,082)
Disposals***	(336)	(64)	(8)	(11)	(11)	—	(430)
2013 adjusted	3,750	3,613	3,053	1,341	1,931	76	13,764
Acquisitions and disposals***	52	9	—	1	—	—	62
Organic movement	113	22	84	62	(130)	3	154
2014 reported	3,915	3,644	3,137	1,404	1,801	79	13,980
Organic movement %	3	1	3	5	(7)	4	1

Net sales
2013 reported	3,733	2,220	2,280	1,457	1,667	76	11,433
IFRS 11*	(10)	(17)	(4)	(4)	(95)	—	(130)
2013 reported (restated)	3,723	2,203	2,276	1,453	1,572	76	11,303
Exchange**	(156)	9	(210)	(328)	(112)	—	(797)
Disposals***	(272)	(45)	(6)	(9)	(7)	—	(339)
2013 adjusted	3,295	2,167	2,060	1,116	1,453	76	10,167
Acquisitions and disposals***	41	7	—	1	—	—	49
Organic movement	108	(5)	15	27	(106)	3	42
2014 reported	3,444	2,169	2,075	1,144	1,347	79	10,258
Organic movement %	3	—	1	2	(7)	4	—

Business review (continued)

	North America £ million	Western Europe £ million	Africa, Eastern Europe and Turkey £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Marketing
2013 reported	585	328	265	233	370	6	1,787
IFRS 11*	(4)	—	—	—	(14)	—	(18)
2013 reported (restated)	581	328	265	233	356	6	1,769
Exchange**	(27)	—	(24)	(30)	(27)	—	(108)
Disposals***	(27)	(4)	(1)	(2)	—	—	(34)
2013 adjusted	527	324	240	201	329	6	1,627
Acquisitions and disposals***	3	—	—	—	—	—	3
Organic movement	10	(1)	2	2	(24)	1	(10)
2014 reported	540	323	242	203	305	7	1,620
Organic movement %	2	—	1	1	(7)	17	(1)

Operating profit before exceptional items
2013 reported	1,484	656	654	471	414	(149)	3,530
IFRS 11 and amendment to IAS 19*	(6)	(6)	(1)	(3)	(33)	(2)	(51)
2013 reported (restated)	1,478	650	653	468	381	(151)	3,479
Exchange**	(54)	(5)	(95)	(151)	(35)	4	(336)
Acquisitions and disposals***	(59)	(8)	1	2	(1)	—	(65)
2013 adjusted	1,365	637	559	319	345	(147)	3,078
Acquisitions and disposals***	(12)	—	(3)	—	(18)	(2)	(35)
Organic movement	107	2	(2)	9	(44)	19	91
2014 reported	1,460	639	554	328	283	(130)	3,134
Organic movement %	8	—	—	3	(13)	13	3

Organic operating margin %
2014	43.26%	29.56%	26.84%	28.70%	22.35%	n/a	31.04%
2013	41.43%	29.40%	27.14%	28.58%	23.74%	n/a	30.27%
Margin improvement (bps)	183	16	(29)	11	(140)	n/a	77

(1)         For the reconciliation of sales to net sales and operating profit before exceptional items to operating profit see page 46 and page 159.

(2)   Percentages and margin improvement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations

*                    Prior year figures are restated following the adoption of IFRS 11 and the amendment to IAS 19, see note 1 and 18 to the consolidated financial statements.

**             The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of the Venezuelan bolivar, the US dollar, the Turkish lira and the South African rand.

***      In the year ended 30 June 2014 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

Business review (continued)

					Operating
	Volume	Sales	Net sales	Marketing	profit
	units million	£ million	£ million	£ million	£ million
2013
Acquisitions
Transaction costs	—	—	—	—	4
Integration costs	—	—	—	—	4
	—	—	—	—	8
Disposals
Jose Cuervo	(4.7)	(379)	(295)	(29)	(72)
Nuvo	(0.2)	(14)	(13)	(5)	3
Other disposals	(0.4)	(37)	(31)	—	(4)
	(5.3)	(430)	(339)	(34)	(73)

Acquisitions and disposals	(5.3)	(430)	(339)	(34)	(65)
2014
Acquisitions
DeLeón	—	—	—	3	(3)
Transaction costs	—	—	—	—	(13)
Integration costs	—	—	—	—	(12)
	—	—	—	3	(28)
Disposals
Jose Cuervo	0.7	53	42	—	(9)
Other disposals	0.2	9	7	—	2
	0.9	62	49	—	(7)

Acquisitions and disposals	0.9	62	49	3	(35)

Earnings per share before exceptional items

Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the years ended 30 June 2014 and 30 June 2013 are set out in the table below:

		2013
	2014	(restated)
	£ million	£ million
Profit attributable to equity shareholders of the parent company	2,248	2,452
Exceptional operating items	261	99
Non-operating items	(140)	83
Tax in respect of exceptional operating and non-operating items	(58)	(55)
Discontinued operations	83	—
	2,394	2,579

Weighted average number of shares in issue (million)	2,506	2,502

Earnings per share before exceptional items (pence)	95.5	103.1

Business review (continued)

Free cash flow

Free cash flow comprises the net cash flow from operating activities aggregated with the net movements in loans receivable and other investments and with the net purchase of property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses.

The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary.

Where appropriate, separate explanations are given for the impacts of acquisitions and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

Free cash flow reconciliations for the years ended 30 June 2014 and 30 June 2013 are set out in the table below:

	2014 £ million	2013 (restated) £ million
Net cash from operating activities	1,790	2,033
Disposal of property, plant and equipment and computer software	80	39
Purchase of property, plant and equipment and computer software	(642)	(636)
Movements in loans and other investments	7	16
Free cash flow	1,235	1,452

Return on average total invested capital

Return on average total invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the year. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets for the year, excluding post employment benefit net liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the years ended 30 June 2014 and 30 June 2013 are set out in the table below:

		2013
	2014	(restated)
	£ million	£ million
Operating profit	2,707	3,380
Exceptional operating items	427	99
Share of after tax results of associates and joint ventures	252	217
Tax at the tax rate before exceptional items of 18.2% (2013 — 17.4%)	(616)	(643)
	2,770	3,053

Average net assets (excluding post employment liabilities)*	8,414	8,183
Average net borrowings	8,783	7,956
Average integration and restructuring costs (net of tax)	1,498	1,413
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	20,257	19,114

Return on average total invested capital	13.7%	16.0%

* The opening balance sheet for the year ended 30 June 2014 was adjusted to include £342 million in respect of the acquisition of an additional investment in USL on 4 July 2013.

Tax rate before exceptional items

Tax rate before exceptional items is calculated by dividing the total tax charge on continuing operations before tax charges and credits, classified as or in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s continuing operations before tax on exceptional items.

Business review (continued)

The tax rates from continuing operations before and after exceptional items for the years ended 30 June 2014 and 30 June 2013 are set out in the table below:

	2014 £ million	2013 (restated) £ million

Tax before exceptional items (a)	546	562
Tax in respect of exceptional items	(99)	(55)
Taxation on profit from continuing operations (b)	447	507

Profit from continuing operations before taxation and exceptional items (c)	2,998	3,239
Non-operating items	140	(83)
Exceptional operating items	(427)	(99)
Profit before taxation (d)	2,711	3,057

Tax rate before exceptional items (a/c)	18.2%	17.4%
Tax rate from continuing operation after exceptional items (b/d)	16.5%	16.6%

Other definitions

Volume share is a brand’s volume expressed as a percentage of the volume of all brands in its segment. Value share is a brand’s retail sales expressed as a percentage of the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share.

Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, John Walker & Sons Collection, Johnnie Walker The Gold Route, Johnnie Walker The Royal Route, and other Johnnie Walker super premium brands; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray Malacca; Cîroc, Ketel One vodka; Don Julio, Zacapa and Bundaberg SDlx.

References to premium core brands include brands that markets identified as their core offerings. These are selected on a market by market basis and generally include brands such as Johnnie Walker Red Label, Johnnie Walker Black Label, Crown Royal, Buchanan’s, JεB, Baileys, Smirnoff, Captain Morgan, Guinness, Shui Jing Fang and Yenì Raki.

References to ready to drink (RTD) also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

References to beer include non-alcoholic malt based products such as Guinness Malta.

Business review (continued)

Reconciliations of non-GAAP measures to GAAP measures — 2013 compared with 2012

Organic movements

Organic movement calculations for the year ended 30 June 2013 were as follows:

	North America units million	Western Europe units million	Africa, Eastern Europe and Turkey units million	Latin America and Caribbean units million	Asia Pacific units million	Corporate units million	Total units million
Volume
2012 reported	53.0	34.7	35.4	17.2	16.2	—	156.5
IFRS 11*	(0.1)	—	—	—	(0.7)	—	(0.8)
2012 reported (restated)	52.9	34.7	35.4	17.2	15.5	—	155.7
Disposals***	(4.3)	(0.4)	(0.1)	(0.1)	(0.1)	—	(5.0)
2012 adjusted	48.6	34.3	35.3	17.1	15.4	—	150.7
Acquisitions and disposals***	4.3	0.4	1.2	5.5	0.5	—	11.9
Organic movement	0.7	(1.1)	1.4	0.7	(0.1)	—	1.6
2013 reported	53.6	33.6	37.9	23.3	15.8	—	164.2
Organic movement %	1	(3)	4	4	(1)	n/a	1

	North America £ million	Western Europe £ million	Africa, Eastern Europe and Turkey £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2012 reported	4,094	3,834	3,001	1,491	2,104	70	14,594
IFRS 11*	(9)	(14)	(3)	(3)	(173)	—	(202)
2012 reported (restated)	4,085	3,820	2,998	1,488	1,931	70	14,392
Exchange**	25	(47)	(41)	(33)	10	4	(82)
Disposals***	(372)	(37)	(12)	(16)	(10)	—	(447)
2012 adjusted	3,738	3,736	2,945	1,439	1,931	74	13,863
Acquisitions and disposals***	349	40	136	78	142	—	745
Organic movement	175	(107)	338	224	36	2	668
2013 reported	4,262	3,669	3,419	1,741	2,109	76	15,276
Organic movement %	5	(3)	11	16	2	3	5

Net sales
2012 reported	3,556	2,345	2,051	1,239	1,501	70	10,762
IFRS 11*	(9)	(14)	(3)	(3)	(94)	—	(123)
2012 reported (restated)	3,547	2,331	2,048	1,236	1,407	70	10,639
Exchange**	22	(36)	(28)	(26)	4	4	(60)
Disposals***	(306)	(22)	(7)	(13)	(7)	—	(355)
2012 adjusted	3,263	2,273	2,013	1,197	1,404	74	10,224
Acquisitions and disposals***	282	23	66	75	123	—	569
Organic movement	178	(93)	197	181	45	2	510
2013 reported	3,723	2,203	2,276	1,453	1,572	76	11,303
Organic movement %	5	(4)	10	15	3	3	5

Marketing
2012 reported	547	355	232	208	343	6	1,691
IFRS 11*	(4)	—	—	—	(16)	—	(20)
2012 reported (restated)	543	355	232	208	327	6	1,671
Exchange**	6	(8)	(6)	(5)	5	(1)	(9)
Disposals***	(46)	(3)	(2)	(3)	(1)	—	(55)
2012 adjusted	503	344	224	200	331	5	1,607
Acquisitions and disposals***	28	4	5	11	28	—	76
Organic movement	50	(20)	36	22	(3)	1	86
2013 reported	581	328	265	233	356	6	1,769
Organic movement %	10	(6)	16	11	(1)	20	5

Business review (continued)

	North America £ million	Western Europe £ million	Africa, Eastern Europe and Turkey £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Operating profit before exceptional items
2012 reported	1,360	717	575	369	342	(165)	3,198
IFRS 11 and amendment to IAS 19*	(8)	(5)	(1)	(1)	(33)	(2)	(50)
2012 reported (restated)	1,352	712	574	368	309	(167)	3,148
Exchange**	14	(12)	(12)	(4)	11	(1)	(4)
Acquisitions and disposals***	(64)	(6)	13	4	16	19	(18)
2012 adjusted	1,302	694	575	368	336	(149)	3,126
Acquisitions and disposals***	61	5	18	5	24	—	113
Organic movement	115	(49)	60	95	21	(2)	240
2013 reported	1,478	650	653	468	381	(151)	3,479
Organic movement %	9	(7)	10	26	6	(1)	8

Organic operating margin %
2013	41.18%	29.59%	28.73%	33.60%	24.64%	n/a	31.36%
2012	39.90%	30.53%	28.56%	30.74%	23.93%	n/a	30.58%
Margin improvement (bps)	128	(95)	17	286	71	n/a	78

(1)    For the reconciliation of sales to net sales and operating profit before exceptional items to operating profit see page 68 and pages 159-160.

(2) Percentages and margin improvement are calculated on rounded figures.

Notes: Information relating to the organic movement calculations

*                    Prior year figures are restated following the adoption of IFRS 11 and the amendment to IAS 19.

**             The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of the euro, the South African rand, the Australian dollar, the Turkish lira and the Brazilian real.

***      In the year ended 30 June 2013 the acquisitions and disposals that affected volume, sales, net sales, marketing spend and operating profit were as follows:

	Volume units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
2012
Acquisitions	—	—	—	—	—
Transaction costs	—	—	—	—	61
					61
Disposals
Jose Cuervo	(4.5)	(387)	(304)	(45)	(67)
Nuvo	(0.2)	(29)	(27)	(9)	(3)
Other disposals	(0.3)	(31)	(24)	(1)	(9)
	(5.0)	(447)	(355)	(55)	(79)
Acquisitions and disposals	(5.0)	(447)	(355)	(55)	(18)

2013
Acquisitions
Mey Icki	0.8	113	47	3	17
SJF Holdco and Shui Jing Fang	0.4	130	115	28	22
Meta Abo Brewery	0.4	16	13	1	2
Ypióca	5.3	58	58	8	—
Transaction costs	—	—	—	—	(4)
	6.9	317	233	40	37
Disposals
Jose Cuervo	4.7	396	308	30	76
Nuvo	0.2	22	20	6	(1)
Other disposals	0.1	10	8	—	1
	5.0	428	336	36	76

Acquisitions and disposals	11.9	745	569	76	113

Business review (continued)

Earnings per share before exceptional items

Earnings per share before exceptional items for the years ended 30 June 2013 and 30 June 2012 were as follows:

	2013 (restated) £ million	2012 (restated) £ million
Profit attributable to equity shareholders of the parent company	2,452	1,901
Exceptional operating items	99	40
Non-operating items	83	(147)
Tax in respect of exceptional operating and non-operating items	(55)	505
Discontinued operations	—	11
	2,579	2,310

Weighted average number of shares in issue (million)	2,502	2,495

Earnings per share before exceptional items (pence)	103.1	92.6

Free cash flow

Free cash flow reconciliation for the years ended 30 June 2013 and 30 June 2012 were as follows:

	2013 (restated) £ million	2012 (restated) £ million
Net cash from operating activities	2,033	2,096
Disposal of property, plant and equipment and computer software	39	39
Purchase of property, plant and equipment and computer software	(636)	(477)
Movements in loans and other investments	16	(1)
Free cash flow	1,452	1,657

Return on average total invested capital

Calculations for the return on average total invested capital for the years ended 30 June 2013 and 30 June 2012  were as follows:

	2013 (restated) £ million	2012 (restated) £ million
Operating profit	3,380	3,108
Exceptional operating items	99	40
Share of after tax results of associates and joint ventures	217	229
Tax at the tax rate before exceptional items of 17.4% (2012 — 17.2%)	(643)	(581)
	3,053	2,796

Average net assets (excluding post employment liabilities)	8,183	7,081
Average net borrowings	7,956	7,453
Average integration and restructuring costs (net of tax)	1,413	1,353
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	19,114	17,449

Return on average total invested capital	16.0%	16.0%

Business review (continued)

Tax rate before exceptional items

The tax rates from continuing operations before and after exceptional items for the years ended 30 June 2013 and 30 June 2012 were calculated as follows:

	2013 (restated) £ million	2012 (restated) £ million
Tax before exceptional items	562	506
Tax in respect of exceptional items	(55)	505
Taxation on profit from continuing operations	507	1,011

Profit from continuing operations before taxation and exceptional items	3,239	2,936
Exceptional non-operating items	(83)	147
Exceptional operating items	(99)	(40)
Profit before taxation	3,057	3,043

Tax rate before exceptional items	17.4%	17.2%
Tax rate from continuing operation after exceptional items	16.6%	33.2%

Organic movement calculations for the year ended 30 June 2012

Organic movement calculations for net sales, operating profit before exceptional items and operating margin for the group for the year ended 30 June 2012 were as follows:

£ million
Net sales
2011 reported	9,936
IFRS 11*	(117)
2011 reported (restated)	9,819
Exchange	(91)
Disposals	(30)
2011 adjusted	9,698
Acquisitions and disposals	321
Organic movement	620
2012 reported	10,639
Organic movement %	6

Operating profit before exceptional items
2011 reported	2,884
IFRS 11 and amendment to IAS 19*	(43)
2011 reported (restated)	2,841
Exchange	(12)
Acquisitions and disposals	21
2011 adjusted	2,850
Acquisitions and disposals	55
Organic movement	243
2012 reported	3,148
Organic movement %	9

Organic operating margin %
2012	29.98%
2011	29.39%
Margin improvement (bps)	59

* Prior year figures are restated following the adoption of IFRS 11 and the amendment to IAS 19.

Governance

Board of Directors and Company Secretary

Dr Franz B Humer (68)

Chairman, Non-Executive Director (3)*

Nationality: Swiss/Austrian

Appointed Chairman July 2008 (Appointed Non-Executive Director, April 2005)

Current external appointments: Chairman, INSEAD Board of Directors; Non-Executive Director, CitiGroup Inc.

Previous relevant experience: Chairman, F. Hoffman-La Roche Ltd; Chief Operating Director, Glaxo Holdings plc

Ivan Menezes (55)

Chief Executive, Executive Director (2)*

Nationality: American/British

Appointed Chief Executive July 2013 (Appointed Executive Director, July 2012)

Current external appointments: Non-Executive Director, Coach Inc.

Previous Diageo roles: Chief Operating Officer; President, North America; Chairman, Diageo Asia Pacific; Chairman, Diageo Latin America and Caribbean; senior management positions, Guinness and then Diageo

Previous relevant experience: marketing and strategy roles, Nestlé, Booz Allen Hamilton Inc. and Whirlpool

Deirdre Mahlan (52)

Chief Financial Officer, Executive Director (2)

Nationality: American

Appointed Chief Financial Officer and Executive Director October 2010

Current external appointments: Non-Executive Director, Experian plc; Member, Main Committee of the 100 Group of Finance Directors.

Previous Diageo roles: Deputy Chief Financial Officer; Head of Tax and Treasury.

Previous relevant experience: senior finance positions, Joseph E. Seagram & Sons, Inc.; senior manager, PricewaterhouseCoopers

Lord Davies of Abersoch (61)

Senior Non-Executive Director (1),(3),(4)*

Nationality: British

Appointed Senior Non-Executive Director and Chairman of the Remuneration Committee October 2011 (Appointed Non-Executive Director, September 2010)

Current external appointments: Partner and Vice Chairman, Corsair Capital LLC; Chairman, Chime Communications PLC; Non-Executive Chairman, Pinebridge Investments Limited; Chair, Global Advisory Board of Moelis & Company; Trustee, Royal Academy of Arts; Chair of the Council, University of Wales Bangor

Previous relevant experience: Non-Executive Director, Bharti Airtel Limited; Minister for Trade, Investment and Small Business for the UK Government; Chairman, Standard Chartered PLC

Peggy B Bruzelius (64)

Non-Executive Director (1),(3),(4)

Nationality: Swedish

Appointed Non-Executive Director April 2009

Current external appointments: Chairman, Lancelot Asset Management; Non-Executive Director, Akzo Nobel NV, Axfood AB, Lundin Petroleum AB and Skandia Liv AB

Previous relevant experience: Non-Executive Director, Syngenta AG and Scania AB; Managing Director, ABB Financial Services AB; Head of the Asset Management Arm, Skandinaviska Enskilda Banken AB

Laurence M Danon (58)

Non-Executive Director (1),(3),(4)

Nationality: French

Appointed Non-Executive Director January 2006

Current external appointments: Chairman, Leonardo & Co. SAS; Non-Executive Director, TF1

Previous relevant experience: served with the French Ministry for Industry and Energy; senior management posts, Total Fina Elf; Chairman and Chief Executive Officer, France Printemps; Chairman, Executive Board of Edmond de Rothschild Corporate Finance; Non-Executive Director, Experian Group Limited, Groupe BPCE, Plastic Omnium SA and Rhodia SA

Governance (continued)

Ho KwonPing (61)

Non-Executive Director (1),(3),(4)

Nationality: Singaporean

Appointed Non-Executive Director October 2012

Current external appointments: Executive Chairman and Founder, Banyan Tree Holdings Limited; Chairman, Laguna Resorts & Hotels Public Company Limited, Thai Wah Food Products Public Company Limited and Singapore Management University; Member, International Council and East Asia Council of INSEAD; Member, Global Advisory Board of Moelis & Company; Governor, London Business School

Previous relevant experience: Chairman, MediaCorp Pte. Ltd; Non-Executive Director, Singapore Airlines Limited, Standard Chartered PLC and Singapore Power Limited

Betsy D Holden (58)

Non-Executive Director (1),(3),(4)

Nationality: American

Appointed Non-Executive Director September 2009

Current external appointments: Senior Advisor, McKinsey & Company; Non-Executive Director, Catamaran Corporation, Western Union Company and Time Inc.; Member of the Board of Trustees, Duke University; Member of the Executive Committee, Kellogg School of Management Global Advisory Board

Previous relevant experience: Member of the North American Advisory Board, Schneider Electric; Non-Executive Director, Tribune Company; President, Global Marketing and Category Development and Co-Chief Executive Officer, Kraft Foods, Inc.

Philip G Scott (60)

Non-Executive Director (1)*,(3),(4)

Nationality: British

Appointed Non-Executive Director and Chairman of the Audit Committee October 2007

Current external appointments: Non-Executive Director, Royal Bank of Scotland Group plc.

Previous relevant experience: President, Institute and Faculty of Actuaries; Chief Financial Officer, Aviva plc

Paul D Tunnacliffe (52)

Company Secretary

Nationality: British

Appointed Company Secretary January 2008

Previous relevant experience: Company Secretary, Hanson PLC

Nicola Mendelsohn and Alan Stewart have been appointed as Non-Executive Directors with effect from 1 September 2014. Both will seek election at the AGM.

H Todd Stitzer ceased to be a Non-Executive Director on 19 September 2013 and Paul Walsh ceased to be an Executive Director on 19 September 2013.

Key to committees

(1) Audit

(2) Executive (comprising senior management)

(3) Nomination

(4) Remuneration

*Chairman of committee

Governance (continued)

Executive Committee

Nick Blazquez (53)

President, Diageo Africa, Eurasia and Pacific (1), (2)

Nationality: British

Appointed President, Diageo Africa, Eurasia and Pacific July 2014

Previous Diageo roles: President, Africa, Turkey, Russia, Central & Eastern Europe, Global Sales; President, Africa; Managing Director, Diageo Africa and Diageo Asia Key Markets

Previous relevant experience: managerial positions, United Distillers

David Cutter (46)

President, Global Supply and Procurement

Nationality: Australian

Appointed President, Global Supply and Procurement July 2014

Previous Diageo roles: Supply Director, International Supply Centre; President, Supply Americas; Supply Director, Asia Pacific

Previous relevant experience: leadership roles, Frito-Lay and SC Johnson

Andy Fennell (47)

President and Chief Operating Officer, Diageo Africa

Nationality: British

Appointed President and Chief Operating Officer, Africa July 2013

Previous Diageo roles: Chief Marketing Officer; marketing roles in the UK and internationally, Guinness and Diageo

Previous relevant experience: sales and marketing roles, Britvic and Bass plc

Alberto Gavazzi (48)

President, Diageo Latin America and Caribbean

Nationality: Brazilian/Italian

Appointed President, Diageo Latin America and Caribbean July 2013

Previous Diageo roles: Managing Director, West Latin America and Caribbean; Global Category Director Whiskey, Gins and Reserve Brands; General Manager Brazil, Paraguay and Uruguay; Vice President Consumer Marketing, Chicago; Marketing Director, Brazil

Previous relevant experience: Colgate-Palmolive; Unilever PLC

Gilbert Ghostine (54)

President, Diageo India and Greater China, and Chief Corporate Development Officer (1)

Nationality: Lebanese

Appointed President, Diageo India and Greater China, and Chief Corporate Development Officer July 2014. He will be leaving Diageo on 30 September 2014.

Previous Diageo roles: President, Asia Pacific; Managing Director, Diageo Continental Europe; Managing Director, Northern Europe; President, US Major markets.

Previous relevant experience: senior managerial positions in Africa, Asia, Europe and the United States, International Distillers & Vintners

Current external appointments: Director, United Spirits Limited

John Kennedy (49)

President, Western Europe (2)

Nationality: American

Appointed President, Western Europe November 2012

Previous Diageo roles: Chief Operating Officer, Western Europe; Marketing Director, Australia; General Manager for Innovation, North America; President and Chief Executive Officer, Diageo Canada; Managing Director, Diageo Ireland

Previous relevant experience: brand management roles, GlaxoSmithKline and Quaker Oats

Charlotte Lambkin (42)

Corporate Relations Director

Nationality: British

Appointed Corporate Relations Director January 2014

Previous relevant experience: Group Communications Director, BAE Systems; Director, Bell Pottinger Corporate & Financial

Anna Manz (41)

Group Strategy Director

Nationality: British

Appointed Group Strategy Director July 2013

Previous Diageo roles: Regional Finance Director, Diageo Asia Pacific; Group Treasurer; Finance Director, Global Marketing, Sales and Innovation; Finance Director, Ireland; Vice President Finance, Diageo North America

Previous relevant experience: Unilever PLC and ICI PLC

Governance (continued)

Siobhan Moriarty (52)

General Counsel

Nationality: Irish

Appointed General Counsel July 2013

Previous Diageo roles: General Counsel Designate; Corporate M&A Counsel; Regional Counsel Ireland; General Counsel Europe

Previous relevant experience: various positions in law firm private practice, Dublin and London

Syl Saller (57)

Chief Marketing Officer

Nationality: American/British

Appointed Chief Marketing Officer July 2013

Previous Diageo roles: Global Innovation Director; Marketing Director, Diageo Great Britain

Previous relevant experience: brand management and marketing roles, Allied Domecq PLC, Gillette Company and Holson Burnes Group, Inc.

Current external appointments: Non-Executive Director, Dominos Pizza Group plc

Larry Schwartz (61)

President, Diageo North America

Nationality: American

Appointed President, Diageo North America March 2012

Previous Diageo roles: President, Diageo USA; President, Joseph E. Seagram & Sons

Previous relevant experience: senior management positions, Joseph E. Seagram & Sons

Leanne Wood (41)

Human Resources Director

Nationality: British

Appointed Human Resources Director July 2013

Previous Diageo roles: Global Talent and Organisational Effectiveness Director; Human Resources Director, Africa; Human Resources Director, Ireland; Human Resources Director, Asia Venture Markets

Previous relevant experience: strategy and finance positions, Allied Domecq PLC and LEK Consulting

David Gosnell, formerly President, Global Supply and Procurement and Andrew Morgan, formerly President, New Businesses, ceased to be Executive Committee members on 30 June 2014. Ian Wright, formerly Corporate Relations Director, ceased to be an Executive Committee member on 31 December 2013.

Sam Fischer and Anand Kripalu will join the Executive Committee as President, Diageo Greater China and Asia and CEO, United Spirits Limited respectively, with effect from 1 September 2014.

(1) The executive titles above are effective from 1 July 2014. The executive titles in the Strategic Report reflect information for the period ended 30 June 2014. The change in responsibilities did not impact the management reporting provided to the Executive Committee, therefore the operating segments reported externally were not amended.

(2) With effect from 1 September 2014, executive titles will change as follows: Nick Blazquez – President, Diageo Africa and Asia; John Kennedy – President, Diageo Europe. The impact of these changes to the operating segments reported externally is currently being assessed.

Governance (continued)

Corporate Governance Report

Letter from the Chairman of the Board of Directors and the Company Secretary

Dear Shareholder

On behalf of the Board, we are pleased to present the corporate governance report for the year ended 30 June 2014.

This year we are subject to a revised version of the UK Corporate Governance Code, as defined below, which contains new disclosure requirements on: the fair, balanced and understandable nature of the Annual Report; the activities of the Audit Committee; external audit tenders; and Boardroom diversity.

However, as the introduction to the revised Code notes, its original definition of corporate governance endures and we have quoted from it here to set the context in which we prepare and present to you this report on Diageo’s corporate governance structure and activity:

‘Corporate governance is the system by which companies are directed and controlled. Boards of Directors are responsible for the governance of their companies. The shareholders’ role in governance is to appoint the Directors and the auditors and to satisfy themselves that an appropriate governance structure is in place. The responsibilities of the Board include setting the company’s strategic aims, providing the leadership to put them into effect, supervising the management of the business and reporting to shareholders on their stewardship. The Board’s actions are subject to laws, regulations and the shareholders in general meeting’.

We also continue to believe that the right behaviours in the Boardroom are key in delivering good corporate governance and that your Board fully demonstrates these behaviours.

The principal corporate governance rules applying to Diageo (as a UK company listed on the London Stock Exchange (LSE)) for the year ended 30 June 2014 are contained in The UK Corporate Governance Code as updated and published by the Financial Reporting Council (FRC) in September 2012 (the Code) and the UK Financial Conduct Authority (FCA) Listing Rules, which require us to describe, in our Annual Report, our corporate governance from two points of view: the first dealing generally with our application of the Code’s main principles and the second dealing specifically with non-compliance with any of the Code’s provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice.

Throughout the year, Diageo has complied with all relevant provisions set out in the Code which is publicly available under the heading ‘Corporate Governance’ at the website of the FRC, www.frc.org.uk.

Diageo must also comply with corporate governance rules contained in the FCA Disclosure and Transparency Rules as well as certain related provisions in the Companies Act 2006 (the Act).

As well as being subject to UK legislation and practice, as a company listed on the New York Stock Exchange (NYSE), Diageo is subject to the listing requirements of the NYSE and the rules of the Securities and Exchange Commission (SEC). Compliance with the provisions of the US Sarbanes-Oxley Act of 2002 (SOX), as it applies to foreign private issuers, is continually monitored. As Diageo follows UK corporate governance practice, differences from the NYSE corporate governance standards are summarised in Diageo’s 20-F filing and on our website at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

While the Directors believe that the group’s corporate governance policies continue to be robust, changes have been and will continue to be made in light of the rules and guidance that are in place at any point in time and of what we consider to be the right Boardroom behaviours as we aspire to become one of the most trusted and respected consumer products companies in the world.

Dr Franz B Humer,

Chairman

PD Tunnacliffe,

Company Secretary

Governance (continued)

BOARD OF DIRECTORS

Membership of the Board and Board Committees

The chairmen, Senior Non-Executive Director and other members of the Board, Audit Committee, Nomination Committee and Remuneration Committee are as set out in this Annual Report in the biographies of Directors and members of the Executive Committee.

There is a clear separation of the roles of the Chairman and the Chief Executive. The Chairman, Dr Franz B Humer, is responsible for the running of the Board and for ensuring all Directors are fully informed of matters, sufficient to make informed judgements. As Chief Executive, Ivan Menezes has responsibility for implementing the strategy agreed by the Board and for managing the company and the group. He is supported in this role by the Executive Committee.

The Non-Executive Directors, all of whom the Board has determined are independent, are experienced and influential individuals from a range of industries, backgrounds and countries. No individual or group dominates the Board’s decision-making processes.

A summary of the terms and conditions of appointment of the Non-Executive Directors is available at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

Activities and duties of the Board

The Board manages overall control of the company’s affairs with reference to the formal schedule of matters reserved for the Board for decision. The schedule was last reviewed in June 2012 and is available at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

The Board has agreed an approach and adopted guidelines for dealing with conflicts of interest and responsibility for authorising conflicts of interest is included in the schedule of matters reserved for the Board. The Board confirmed that it was aware of no situations that may or did give rise to conflicts with the interests of the company other than those that may arise from Directors’ other appointments as disclosed in their biographies.

In order to fulfil their duties, procedures are in place for Directors to seek both independent advice and the advice and services of the Company Secretary who is responsible for advising the Board, through the Chairman, on all governance matters. The Non-Executive Directors meet without the Chairman present, and also meet with the Chairman without management present, on a regular basis.

The terms of reference of Board Committees are available at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

Induction, training and business engagement

There is a formal induction programme for new Directors including meeting with Executive Committee members and other senior executives individually and receiving orientation training from the relevant senior executive in relation to the group and its business.

Following the initial induction for Non-Executive Directors, a continuing understanding of the business is developed through appropriate business engagements. Visits to distilleries and engagements with third party distributors were arranged during the year.

In addition, Executive Committee members and other senior executives are invited, as appropriate, to Board and strategy meetings to make presentations on their areas of responsibility.

All Directors are also provided with the opportunity, and encouraged, to attend regular training to ensure they are kept up to date on relevant legal developments or changes and best practice and changing commercial and other risks.

Performance evaluation

During the year and continuing in the subsequent financial year, an externally facilitated evaluation of the Board’s effectiveness, including the effectiveness of the Audit, the Remuneration and the Nomination Committees has been and is being undertaken. The external facilitator, Wickland Westcott, has no other connection with the company.

Against a context of assessing the Board’s performance over the past year in its aim to fulfil an appropriate Board mandate to support Diageo’s Performance Ambition, the areas the Board evaluation sought to explore included: the management of the reputation of the company; the Board’s perspectives on the performance of the business; progress on the talent agenda, particularly in the context of the changes made in the composition of the top management of the group; the Board’s risk appetite in an operating environment with greater uncertainty; the Board’s understanding of and learnings from the company’s growth in emerging markets; and perspectives from members of the management team on the Board and its impact on the business.

The areas covered by the evaluation of the Committees included the performance of the Committees; whether the agendas appropriately covered the remits of the Committees; how the performance of the respective Committee could be enhanced; and areas of focus for the forthcoming year.

A report covering the evaluation of the Board and its Committees, will be prepared for the Board for consideration at its next meeting. The results of the evaluation will be reported in next year’s report.

The Chairman has confirmed that the Non-Executive Directors standing for re-election at this year’s AGM continue to perform effectively, both individually and collectively as a Board, and that each demonstrate commitment to their roles. The senior Non-Executive Director led a performance evaluation of the Chairman. Feedback was discussed in a meeting with the Executive and Non-Executive Directors and then privately with the Chairman.

Governance (continued)

Nomination Committee

Role of the Nomination Committee

The Nomination Committee is responsible for keeping under review the composition of the Board and succession to it, and succession planning for senior leadership positions. It makes recommendations to the Board concerning appointments to the Board.

Any new Directors are appointed by the Board and, in accordance with the company’s articles of association, they must be elected at the next AGM to continue in office. All existing Directors retire by rotation every year.

Activities of the Nomination Committee

The principal activities of the Nomination Committee during the year were: the consideration of potential new Non-Executive Directors, in light of the review of the structure and composition of the Board; the review of individual performance; a review of the Executive Committee membership and succession planning for it and senior leadership positions.

In respect of the appointments of Nicola Mendelsohn and Alan Stewart to the Board with effect from 1 September 2014, the recruitment processes included the development of a candidate profile and the engagement of professional search agencies specialising in the recruitment of high calibre Non-Executive Directors. Reports on potential appointees were provided to the committee, which, after careful consideration, made a recommendation to the Board.

Diversity

Diageo supports diversity within its Board of Directors, including gender diversity. Further information is given in the section of this Annual Report on sustainability & responsibility, our people.

Remuneration Committee

Role of the Remuneration Committee

The role of the Remuneration Committee and details of how the company applies the principles of the Code in respect of Directors’ remuneration are set out in the directors’ remuneration report.

The Chairman and the Chief Executive may, by invitation, attend Remuneration Committee meetings, except when their own remuneration is discussed. No Director is involved in determining his or her own remuneration.

EXECUTIVE DIRECTION AND CONTROL

Executive Committee

The Executive Committee, appointed and chaired by the Chief Executive, supports him in discharging his responsibility for implementing the strategy agreed by the Board and for managing the company and the group.

It consists of the individuals responsible for the key components of the business: North America, Western Europe, AEET (Africa, Eastern Europe and Turkey), Latin America and Caribbean and Asia Pacific, International Supply Centre and the global functions.

The Executive Committee focuses its time and agenda to align with the Performance Ambition and how to achieve the performance imperatives. Performance metrics have been developed to measure progress and a further designated focus is on the company’s reputation. In support, monthly performance delivery calls, including the managing directors of the key markets, focus on progress against the six performance drivers.

To support the market visits made by the presidents in the ordinary course of their business, a small group led by the Chief Executive makes regular market visits focused on the execution of strategy and designed to assist in continuing the development of strategy and in the delivery of performance against the Performance Ambition.

Committees appointed by the Chief Executive and intended to have an ongoing remit, including the Audit & Risk Committee, Finance Committee and Filings Assurance Committee are shown (with their remits) at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

Additional information

Internal control and risk management

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

The Board acknowledges that it is responsible for the company’s systems of internal control and risk management and for reviewing their effectiveness. The Board confirms that, through the activities of the Audit Committee described below, it has reviewed the effectiveness of the company’s systems of internal control and risk management.

During the year, in line with the Code, the Board considered the nature and extent of the risks it was willing to take to achieve its strategic goals and reviewed the existing internal statement of risk appetite (which was considered and recommended to the Board by both the Audit & Risk Committee and the Audit Committee).

The company has in place internal control and risk management systems in relation to the company’s financial reporting process and the group’s process for preparation of consolidated accounts. Further, a review of the consolidated financial statements is completed by management to ensure that the financial position and results of the group are appropriately reflected therein.

Governance (continued)

Compliance and ethics programme

Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. We hold ourselves to the principles in our Code of Business Conduct, which is embedded through a comprehensive training and education programme for all employees. Our Code of Business Conduct and other Diageo global policies are available at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

In accordance with the requirements of SOX (and related SEC rules), Diageo has adopted a code of ethics covering its Chief Executive, Chief Financial Officer, presidents and other identifiable persons in the group, including those performing senior accounting and controller functions. No amendments to, or waivers in respect of, the code of ethics were made during the year. The full text of the code of ethics is available at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

Both the Audit & Risk Committee and the Audit Committee regularly review the strategy and operation of the compliance and ethics programme through the year.

Further information is given in the section of this Annual Report on sustainability & responsibility, governance & ethics.

Relations with shareholders

The Board’s primary contact with institutional shareholders is through the Chief Executive and Chief Financial Officer. The Chief Executive and Chief Financial Officer are supported by the investor relations department, who are in regular contact with institutional shareholders and sell-side analysts. A monthly investor relations report, including coverage of the company by sell-side analysts, is circulated to the Board.

The Board also ensures that all Directors develop an understanding of the views of major institutional shareholders through an independent survey of shareholder opinion. In addition, major shareholders are invited to raise any company matters of interest to them at meetings with the chairman and the chairman of the remuneration committee. Reports on any meetings are made to the Board.

Private shareholders are invited to write to the chairman or any other Director and express their views on any issues of concern at any time and the AGM provides an opportunity for private shareholders to put their questions in person.

Political donations

The group has not given any money for political purposes in the United Kingdom and made no donations to EU political organisations and incurred no EU political expenditure during the year. The group made contributions to non-EU political parties totalling £0.4 million during the year (2013 – £0.5 million).

These contributions were all made, consistent with applicable laws, to federal and state candidates and committees in North America, where it is common practice to make political contributions. No particular political persuasion was supported and contributions were made with the aim of promoting a better understanding of the group and its views on commercial matters, as well as a generally improved business environment.

Going concern

The Directors confirm that, after making appropriate enquiries, they have reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements. Further information on going concern is given in this Annual Report under note 1 Accounting information and policies — going concern.

Management’s report on internal control over financial reporting

Management, under the supervision of the Chief Executive and Chief Financial Officer, is responsible for establishing and maintaining adequate control over the group’s financial reporting.

Management has assessed the effectiveness of Diageo’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the US Securities Exchange Act of 1934) based on the framework in ‘Internal Control - Integrated Framework’ (1992), issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as at 30 June 2014, internal control over financial reporting was effective.

During the period covered by this report, there were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of internal control over financial reporting.

KPMG LLP, an independent registered public accounting firm, who also audit the group’s consolidated financial statements, has audited the effectiveness of the group’s internal control over financial reporting, and has issued an unqualified report thereon, which will be included in the company’s Form 20-F filed with the SEC.

Directors’ responsibilities in respect of the Annual Report and financial statements

The Directors are responsible for preparing the Annual Report, the information filed with the SEC on Form 20-F and the group and parent company financial statements in accordance with applicable law and regulations.

Responsibility statement

Each of the Directors, whose names are set out in the Board of Directors and Executive Committee section of this Annual Report, confirms that to the best of his or her knowledge:

•                  the Annual Report for the year ended 30 June 2014, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the group’s performance, business model and strategy;

•                  the consolidated financial statements contained in the Annual Report for the year ended 30 June 2014, which have been prepared in accordance with IFRS as issued by the IASB and as adopted for use in the EU, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

•                  the management report represented by the Directors’ Report contained in the Annual Report for the year ended 30 June 2014 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.

Governance (continued)

The responsibility statement was approved by the Board of Directors on 30 July 2014.

New York Stock Exchange corporate governance rules

Under applicable SEC rules and the NYSE’s corporate governance rules for listed companies, Diageo must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards.

Diageo believes the following to be the significant areas in which there are differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies. This information is also provided on the company’s website at www.diageo.com.

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

•                  Director independence: the Code requires at least half the board (excluding the chairman) to be independent non-executive directors, as determined by affirmatively concluding that a director is independent of management and free from any relationship that could materially interfere with the exercise of independent judgement. NYSE rules require a majority of independent directors, according to the NYSE’s own ‘brightline’ tests and an affirmative determination by the board that the director has no material relationship with the listed company. Diageo’s board has determined that, in its judgement and without taking into account the NYSE brightline tests, all of the non-executive directors (excluding the chairman) are independent. As such, currently six of Diageo’s nine directors are independent.

•                  Chairman and chief executive: the Code requires these roles to be separate. There is no corresponding requirement for US companies. Diageo has a separate chairman and chief executive.

•                  Non-executive director meetings: NYSE rules require non-management directors to meet regularly without management and independent directors to meet separately at least once a year. The Code requires non-executive directors to meet without the chairman present at least annually to appraise the chairman’s performance. During the year, Diageo’s chairman and non-executive directors met six times as a group without executive directors being present, and the independent directors met once without the chairman.

•                  Board committees: Diageo has a number of board committees that are similar in purpose and constitution to those required by NYSE rules. Diageo’s audit, remuneration and nomination committees consist entirely of independent non-executive directors (save that the chairman of the nomination committee, Dr Humer, is not independent). Under NYSE standards, companies are required to have a nominating/corporate governance committee, which develops and recommends a set of corporate governance principles and is composed entirely of independent directors. The terms of reference for Diageo’s nomination committee, which comply with the Code, do not contain such a requirement. In accordance with the requirements of the Code, Diageo discloses in its annual report the results and means of evaluation of the board, its committees and the directors, and it provides extensive information regarding directors’ compensation in the directors’ remuneration report.

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

Governance (continued)

Directors’ attendance record at the AGM, scheduled Board meetings and Board committee meetings, for the year ended 30 June 2014 was as set out in the table below. For Board and Board committee meetings, attendance is expressed as the number of meetings attended out of the number that each Director was eligible to attend.

	Annual General Meeting 2013	Board (maximum 6)	Audit Committee (maximum 4)		Nomination Committee (maximum 4)		Remuneration Committee (maximum 7)
Dr Franz B Humer	✓	6/6	4/4	*	4/4		6/7	*
Ivan Menezes	✓	6/6	2/2	**	4/4	*	7/7	**
Deirdre Mahlan	✓	6/6	4/4	*	n/a		3/3	**
Lord Davies	✓	6/6	4/4		4/4		7/7
Peggy Bruzelius	✓	6/6	4/4		4/4		7/7
Laurence Danon	✓	6/6	4/4		4/4		7/7
Betsy Holden	✓	6/6	4/4		4/4		7/7
Ho KwonPing	✓	6/6	4/4		4/4		6/7	***
Philip Scott	✓	6/6	4/4		4/4		7/7

*   Attended by invitation.

**  Attended by invitation, for part only.

***  Ho KwonPing was unable to attend one meeting of the Remuneration Committee but did give his views to the committee chairman before the meeting.

The former Chief Executive, Paul S Walsh, and Todd Stitzer, a Non-Executive Director, were members of the Board until the AGM in September 2013.

Two non-scheduled Board meetings were held during the year in relation to United Spirits Limited.

Governance (continued)

Report of the Audit Committee

Letter from the Chairman of the Audit Committee

Dear Shareholder

On behalf of the Audit Committee, I am pleased to present its report for the year ended 30 June 2014.

This year, we have split out reporting on the Audit Committee from the Corporate Governance Report; I trust that this will be helpful to shareholders and other stakeholders in understanding the work of the Audit Committee.

In preparing the report of the Audit Committee, we have sought to describe its role and the work it has carried out during the year. We have recognised too that, this year, we are subject to a revised version of the UK Corporate Governance Code, which contains new requirements for both the Board and the Audit Committee.

One new requirement is that the Board should ensure that the Annual Report is ‘fair, balanced and understandable’. This may be seen as an evolution from the previous position, which called for a balanced and understandable assessment of the company’s position and prospects. Of course, ‘true and fair’ has been an underpinning principle of the financial statements within the Annual Report for many years. The Audit Committee provided advice to the Board on this matter and this is covered in more detail in the report.

A second new requirement is to give a description of the significant issues considered by the Audit Committee in relation to the financial statements, and how these issues were addressed. Again, this is covered in detail in the report.

In its work, the Audit Committee has sought to balance independent oversight of the business with support and guidance to management. I believe that there are good reasons why I, as chairman, together with shareholders and other stakeholders, can be confident that the Audit Committee has carried out its duties in the year under review, effectively and to a high standard, thereby helping to protect value for the company. The members of the committee are individuals who hold or have held senior office in business and have the knowledge and experience to properly discharge their duties. They are supported by members of senior management of the company and the external auditors, who regularly attend meetings of the committee and who are experts in their respective fields. The schedule of business considered by the committee covers the key areas within the committee’s remit and is supported by information provided by management and the external auditors that is of a high standard and ensures that committee members have the information they need to give proper consideration to all matters brought before them.

Philip Scott

Chairman of the Audit Committee

Governance (continued)

REPORT OF THE AUDIT COMMITTEE

Role of the Audit Committee

The formal role of the Audit Committee is set out in its terms of reference, which are available at www.diageo.com/en-row/ ourbusiness/aboutus/corporategovernance. Key elements of the role of the committee and work carried out during the year are set out as follows.

Financial statements

During the year, the Audit Committee met four times (and a sub-committee met once) and reviewed the annual reports and associated preliminary year end results announcement, focusing on key areas of judgement and complexity, critical accounting policies, provisioning and any changes required in these areas or policies. In addition, the Audit Committee reviewed the interim results announcement, which included the interim financial statements and the company’s interim management results.

The company has in place internal control and risk management systems in relation to the company’s financial reporting process and the group’s process for preparation of consolidated accounts. A review of the consolidated financial statements is completed by management (through the work of its filings assurance committee (FAC)) to ensure that the financial position and results of the group are appropriately reflected therein. The Audit Committee reviewed the work of the FAC and a report on the conclusions of the FAC process was provided to the Audit Committee by the Chief Financial Officer.

Significant issues and judgements that were considered in respect of the 2014 financial statements were as follows. These include the matters relating to risks disclosed in the UK external auditor’s report.

•                  Disclosure on the quality of the earnings and one off items included in cash flow. The committee agreed that sufficient disclosure was made in the financial statements.

•                  Review of carrying value of assets in particular intangible assets. The committee agreed that an impairment charge be made against Shui Jing Fang (a Chinese white spirit brand) but that, otherwise, the fair value of the company’s assets was in excess of their carrying value (see note 10).

•                  Exchange rate used to translate operations in Venezuela. The committee determined that the appropriate rate used for the year ended 30 June 2014 was the Sicad II rate of $1=VEF49.98 (£1=VEF85.47) compared with $1=VEF9 (£1=VEF13.68) for the year ended 30 June 2013 (see note 1).

•                  Equity investment in United Spirits Limited (USL). The committee considered the IFRS 10: Consolidated Financial Statements definition of control and applied this to the facts and circumstances of the increased investment in USL, and concluded that control was not achieved until after 30 June 2014. The audit committee agreed that it was appropriate for the investment to be accounted for as an associate for the year ended 30 June 2014 (see note 6).

•                  Review of legal cases. The committee agreed that adequate provision has been made for all material litigation and disputes, based on the currently perceived probability of the outcomes, including: litigation in Colombia; a customs dispute in Korea; and other legal, customs and tax proceedings (see note 19).

•                  Treatment of restructuring costs. The committee determined that all costs were directly attributable to the objectives of the 2014 restructuring programme and that, because of its size, the programme is appropriately disclosed as exceptional (see note 4).

•                  Assumptions used in respect of post-employment plans. Having considered advice from external actuaries and assumptions used by companies with comparator plans, the committee agreed that the assumptions used to calculate the income statement and balance sheet assets and liabilities for post employment plans were appropriate (see note 13).

As referred to in the chairman’s letter above, this year there is a new Code requirement; in summary, the Board must state that the Annual Report is ‘fair, balanced and understandable’. With the support of management, the Audit Committee reviewed the company’s 2013 Annual Report and concluded that it was already broadly compliant with the new regulations. However, some areas were identified to further enhance the report, as follows.

•                  Description of the business model, strategy and risks. We have: better ordered and highlighted key information; provided clear linkages between various elements; moved to more graphic/visual presentation; and introduced performance drivers.

•                  Disclosure of principal risks. We have: introduced more graphic/visual presentation; and provided more narrative on mitigation of key risks.

•                  Important messages. We have sought to ensure that these are not obscured by immaterial detail, by: removing duplications; better ordering, using cross-references and separating the UK and US annual report filings; conducting a full review of annual report content, taking into account materiality; removing disclosures that are not material for shareholders/investors; and using graphics rather than long narratives.

On the basis of this work, the Audit Committee recommended to the Board that it could make the required statement that the Annual Report is ‘fair, balanced and understandable’.

Internal control and risk management; audit and risk programme; business conduct and ethics (including ‘whistleblowing’)

At each of its meetings, the Audit Committee reviewed detailed reports from the heads of the Global Risk and Compliance (GRC) and Global Audit & Risk (GAR) teams (including coverage of the areas mentioned in the title of this section) and had sight of the minutes of meetings of management’s Audit & Risk Committee. A key focus for the work of both the GRC and GAR during the year and their reporting to the committee, was a review of recent acquisitions. The committee in turn were thus able to keep under review the development of the controls and compliance framework in acquired companies, bearing in mind the appropriate level for those that were associates during the year rather than wholly-owned subsidiaries. The committee also received regular updates from the group general counsel on significant litigation and from the head of tax on the group’s tax profile and key issues.

Governance (continued)

The GRC reporting included a consideration of key risks and related mitigations, including those set out in the section of this Annual Report dealing with principal risks. Based on this activity during the year, the Audit Committee made a recommendation to the Board covering the nature and extent of the risks it was willing to take to achieve its strategic goals and its internal statement of risk appetite (this was considered also by the Audit & Risk Committee). The Board agreed this recommendation.

Through the activities of the Audit Committee described in this report and its related recommendations to the Board, the Board confirms that it has reviewed the effectiveness of the company’s systems of internal control and risk management.

External auditor

During the year, the Audit Committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim results and its audit of the consolidated financial statements.

The Audit Committee reviews annually the appointment of the auditor (taking into account the auditor’s effectiveness and independence and all appropriate guidelines) and makes a recommendation to the Board accordingly. Any decision to open the external audit to tender is taken on the recommendation of the Audit Committee. There are no contractual obligations that restrict the company’s current choice of external auditor.

The current overall tenure of the external auditor dates from 1997 and the audit was last tendered in 1999. Since then there have been four different lead audit partners, in accordance with regulatory requirements and KPMG’s own guidance on independence, most recently for the year ended 30 June 2013. In light of the requirements of the Code and other changes to the regulatory framework, the committee has commenced a tender for the external audit, which is expected to conclude in late 2014. The current intention is that the new engagement will commence in 2016.

The Audit Committee assessed the ongoing effectiveness and quality of the external auditor and audit process on the basis of meetings and a questionnaire-based internal review with finance and GAR staff and other senior executives.

The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in July 2014 (the new regulations on non-audit services will be taken into consideration as part of next year’s review). Under this policy, the provision of any non-audit service must be approved by the Audit Committee, unless the proposed service is both expected to cost less than £250,000 and also falls within one of a number of service categories which the Audit Committee has pre-approved. Fees paid to the auditor for audit, audit related and other services are analysed in the notes to the consolidated financial statements. The nature and level of all services provided by the external auditor is a factor taken into account by the Audit Committee when it reviews annually the independence of the external auditor.

Change in registrant’s certifying accountant

Our former auditor, KPMG Audit Plc has instigated an orderly wind down of business; accordingly KPMG Audit Plc did not stand for re-election at our AGM on September 19, 2013. A resolution was approved at the AGM for the appointment of KPMG LLP as auditor of the Company. The decision to change auditor was recommended to the Board of Directors by the Audit Committee.

During the years ended 30 June 2013 and 30 June 2012, (1) KPMG Audit Plc has not issued any reports on the financial statements of the Company or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of KPMG Audit Plc qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement if not resolved to KPMG Audit Plc’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided KPMG Audit Plc with a copy of the foregoing disclosure and has requested that KPMG Audit Plc furnish the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether KPMG Audit Plc agrees with such disclosure and, if not, stating the respects in which it does not agree. A copy of KPMG Audit Plc’s letter, dated 12 August 2014, in which KPMG Audit Plc stated that it agrees with such disclosure, is filed herewith as Exhibit 4.22.

‘Financial expert’ and other attendees

For the purposes of the Code and the relevant rule under SOX, section 407, the Board has determined that Philip Scott is independent and may be regarded as an Audit Committee financial expert.

The Chairman, the Chief Financial Officer, the group general counsel, the group financial controller, the head of GAR, the GRC director, the group chief accountant and the external auditor regularly attend meetings of the committee.

The Audit Committee met privately with the external auditor and with the head of global audit and risk as appropriate.

Training and deep dives

During the year, the Audit Committee had risk review and training sessions, presented by senior executives, on cyber risk and on compliance in certain territories. The committee concluded at the time that it was satisfied with the company’s position on these matters but that they would be kept under review.

Governance (continued)

Directors’ Remuneration Report

Annual statement by the Chairman of the Remuneration Committee

Dear Shareholder

As Chairman of the Remuneration Committee, I am pleased to present the Directors’ remuneration report for the year ended 30 June 2014 including the remuneration policy on which shareholders will be asked to vote separately for the first time at the 2014 AGM in September.

In 2014, the Committee has continued to engage actively with shareholders on our executive remuneration arrangements. We have fully considered shareholder feedback and acted upon their views in drawing up our reward policy. Shareholder concern on the complexity of Diageo’s long term incentive plans has been addressed in the new single plan we are proposing which simplifies our long term incentive arrangements and reinforces alignment with Diageo’s business strategy and shareholders’ interests.

The structure and content of our 2014 policy and annual remuneration report keeps our reporting clear and transparent, building on the improvements already made over recent years with early adoption of a “single remuneration figure” and other relevant disclosures. Whilst it was open to the Committee to make the remuneration policy effective from the start of the next financial year (1 July 2015), we believe that it should apply at the earliest opportunity. Subject to shareholder approval, it will be implemented from 18 September 2014.

Diageo’s remuneration philosophy and principles

The philosophy and principles underpinning executive remuneration remain fundamentally unchanged.

•                  Support business strategy delivery: Reward for Diageo’s Executive Directors and senior managers incentivises the delivery of Diageo’s business strategy and performance goals.

•                  Reward for consistent performance: Focus is on performance delivery in a consistent and responsible way with long term value creation for our shareholders. Alignment between the interests of Executive Directors and shareholders remains a key principle.

•                  Performance-related compensation: Reward components offer a balanced mix of short and long term incentives conditional upon achieving stretching performance targets. Performance measures such as organic net sales, organic operating margin, relative Total Shareholder Return (TSR) and eps growth are key drivers of growth for the business that are aligned with the creation of shareholder value.

•                  Competitive total remuneration: Reward levels framed in the context of total remuneration packages paid by relevant global comparators. In competition with similar global companies, the ability to recruit and retain the best talent from all over the world is critical to Diageo’s continued business success.

•                  Simplicity and transparency: The Committee seeks to deliver simplicity and transparency. Performance targets clearly align with the company’s short and long term goals.

Focus and highlights of 2014

The Committee continued its focus on:

•                  Understanding and responding to shareholder feedback and fostering continuous open dialogue;

•                  Reviewing and assessing the on-going appropriateness of the current remuneration policy, executive plan design and target stretch;

•                  Ensuring that remuneration arrangements continue to attract and retain the highest quality global talent with a clear link between performance and reward.

Benchmarking of all key reward components for Executive Directors and Executive Committee members ahead of the 2014 annual salary review (independently validated by Kepler Associates) satisfied the Committee that the shape and levels of our remuneration practice are appropriately positioned against those of comparator companies of similar size and global scope.

Looking ahead to 2015, the Committee has approved a simpler but more commercially focused design for the Annual Incentive Plan (AIP). The plan will now largely be based on delivery of three key financial measures of net sales growth, profit and cash. For this year, the free cash flow measure (FCF) will be replaced with an operating cash conversion measure which will better reward delivery of efficient conversion of profits into cash. 90% of the AIP will be based on financial performance. The remaining 10% will continue to be based on individual business objectives (IBOs) to retain scope for the continued recognition of individual objectives and contribution.

The Committee also approved a single “umbrella” Diageo Long Term Incentive Plan (DLTIP) for 2014 to replace the Performance Share Plan (PSP) and Senior Executive Share Option Plan (SESOP) awards, subject to approval at the 2014 AGM. This addresses past shareholder concerns regarding the complexity associated with the two different long term plans . The new plan will continue to offer flexibility of award in either performance shares and/or options with a maximum annual grant of 500% of salary in performance share equivalents with the same range of stretching performance conditions. Executive Directors will be required to retain any share awards for two years after vesting. The malus clause has been extended to provide additional clarity and strengthened provisions throughout the retention period. Simplification is delivered through one set of plan rules with common features relating to eligibility, participation, definition and treatment of leavers. The DLTIP proposal is set out in more detail in the remuneration policy and will be put for shareholder approval at the AGM. Subject to approval, awards will be made to Executive Directors under the new plan on 25 September 2014.

I highly value the direct engagement and feedback from our shareholders and their representative bodies on Diageo’s remuneration policy and approach. I was delighted to meet with major shareholders on the remuneration proposals in this report and, where appropriate, their comments have been reflected.

Governance (continued)

Business performance and reward outcomes for 2014

Diageo’s remuneration principles clearly link reward with performance outcomes and so the business performance achieved in this last year has resulted in a significantly lower level of total remuneration for the Executive Directors than in 2013. As described in the “business review”, the company has delivered 0.4% organic top line growth reflecting growth in North America, stability in Western Europe and weakness in emerging market economies. This overall level of performance resulted in an annual incentive plan award equating to less than 10% of the maximum opportunity for Ivan Menezes, Deirdre Mahlan and Paul S Walsh.

On TSR, the company has delivered a relatively strong three-year performance in comparison to its peer group for the period ended 30 June 2014, resulting in Diageo achieving 6th place out of 17 global consumer packaged goods companies. When combined with the performance in organic net sales (3.9%) and organic operating margin improvement (214 bps), 55% of the performance shares awarded in September 2011 will vest in September 2014. For share options awarded in September 2011, three-year compound annual growth in adjusted earnings per share was 8.5%. Consequently, the options will vest at 71% of the initial award. Over the period 1 July 2011 to 30 June 2014 (the performance period), Diageo’s share price grew by 45.6%, from 1,282 pence to 1,866 pence, and the company paid a total dividend of 135.5 pence per share. This is reflected in the relative spend on pay illustration in the remuneration report with the percentage increase from FY13 to FY14 in total dividend distribution to shareholders (9.2%) ahead of the increase in total employee pay (8.2%).

In its consideration, the Committee welcomes independent and expert advice. Following a formal tender process for on-going professional advisory services, Kepler Associates were appointed as independent advisers to the Committee on 7 December 2013 to replace Deloitte LLP.

As you read our remuneration policy and annual remuneration reports on the following pages, I hope it is clear how Committee decisions support the company as a high performing organisation, by rewarding long term performance which is at the heart of Diageo’s corporate strategy and vital to meeting investors’ goals.

Finally, in summary, we will be asking shareholders to support three resolutions on executive remuneration matters at the AGM on 18 September 2014:

•                  A binding vote to formally approve our Directors’ Remuneration Policy for the first time;

•                  An advisory vote on our Annual Report on Remuneration; and

•                  Shareholder approval for a new 2014 Diageo Long Term Incentive Plan (DLTIP).

We look forward to welcoming you and receiving your support at the AGM.

Lord Davies of Abersoch

Senior independent Non-Executive Director and

Chairman of the Remuneration Committee

Governance (continued)

DIRECTORS’ REMUNERATION POLICY

This section of the report sets out the policy for Executive Directors, in accordance with section 439A of the Companies Act 2006, which shareholders are asked to approve at the 2014 Annual General Meeting (AGM).

Remuneration policy framework

The remuneration structures and performance measures used in executive incentive plans are designed to support Diageo’s business strategy as follows:

•                  Focused on consistent growth drivers: As a public limited company, Diageo has a fiduciary responsibility to maximise long term value for shareholders. Thus, variable elements of remuneration are dependent upon the achievement of performance measures that are identified as key consistent and responsible growth drivers for the business and that are aligned with the creation of shareholder value.

•                  Variable with performance: A significant proportion of total remuneration for the Executive Directors is linked to business and individual performance so that remuneration will increase or decrease in line with performance.

•                  Share ownership: Full participation in incentives is conditional upon building up a significant personal shareholding in Diageo to ensure the company’s leaders think and act like owners.

•                  Cost effectiveness: Fixed elements of remuneration are determined by reference to the median of the market, individual experience and performance, and other relevant factors to ensure competitiveness while controlling fixed costs to maximise efficiency.

Future policy table

Set out below, is the remuneration policy for Executive Directors which is to apply, subject to shareholder approval, from the date of the AGM, 18 September 2014.

BASE SALARY

Purpose and link to strategy

Supports the attraction and retention of the best global talent with the capability to deliver Diageo’s strategy and performance goals.

Operation

•                   Normally reviewed annually or following a change in responsibilities with changes usually taking effect from 1 October.

•                   The Remuneration Committee considers the following parameters when reviewing base salary levels:

•                  Pay increases for other employees across the group.

•                  Economic conditions and governance trends.

•                  The individual’s performance, skills and responsibilities.

•                  Base salaries (and total remuneration) at companies of similar size and international scope to Diageo, with roles typically benchmarked against the top 30 companies in the FTSE100 by market capitalisation excluding companies in the financial services sector, or against similar comparator groups in other locations dependent on the Executive Director’s home market.

Opportunity

Salary increases will normally be in line with increases awarded to other employees in relevant markets in which Diageo operates, typically the United Kingdom and the United States, unless there is a change in role or responsibility, or the need to align an Executive Director’s salary to market level over time (provided the increase is merited by the individual’s contribution and performance).

BENEFITS

Purpose and link to strategy

Provides market competitive and cost effective benefits.

Operation

•                  The provision of benefits depends on the country of residence of the Executive Director and may include a company car or car allowance, the provision of a car and contracted car service or equivalent, product allowance, life insurance, accidental death & disability insurance, medical cover for the Executive Director and family and financial counselling.

•                  The Remuneration Committee has discretion to offer additional allowances, or benefits, to Executive Directors, if considered appropriate and reasonable. These may include relocation expenses, housing allowance and school fees where a Director has to relocate from his/her home location as part of their appointment.

Opportunity

The benefits package is set at a level which the Remuneration Committee considers:

•                  Provides an appropriate level of benefits depending on the role and individual circumstances; and

•                  Is in line with comparable roles in companies of a similar size and complexity in the relevant market.

Governance (continued)

POST-RETIREMENT PROVISIONS

Purpose and link to strategy

Provides cost effective, competitive post-retirement benefits.

Operation

•                  Provision of market competitive pension arrangements or a cash alternative based on a percentage of base salary.

•                  Further detail on current pension provisions for Executive Directors is disclosed in the annual report on remuneration.

Opportunity

•                  The maximum company pension contribution is 30% of base salary for any new external appointments to an Executive Director position.

•                  Current legacy company contributions for Ivan Menezes and Deirdre Mahlan remain 40% and 35% of base salary, respectively.

ANNUAL INCENTIVE PLAN (AIP)

Purpose and link to strategy

Incentivises year on year delivery of Diageo’s annual financial and strategic targets. Provides focus on key financial metrics and the individual’s contribution to the company’s performance.

Operation

•                  Performance measures and stretching targets are set annually by the Remuneration Committee by reference to the annual operating plan.

•                  The level of award is determined with reference to Diageo’s overall financial and strategic performance and individual performance and is paid out in cash after the end of the financial year.

•                  The Committee has discretion to amend the level of payment if it is not deemed to reflect appropriately the individual’s contribution or the overall business performance. Any discretionary adjustments will be detailed in the following year’s annual report on remuneration.

•                  The Committee has discretion to apply clawback to bonus, i.e. the company may seek to recover bonus paid, in exceptional circumstances such as gross misconduct or gross negligence during the performance period.

•                  Details of the AIP are set out in the annual report on remuneration.

Opportunity

For threshold performance, up to 50% of salary may be earned, with up to 100% of salary earned for on target performance and a maximum of 200% of salary payable for outstanding performance.

Performance conditions

Annual incentive plan awards are based 70%-90% on financial measures which may include, but are not limited to, measures of revenue, profit and cash and 10%-30% on broader objectives based on individual contribution and medium term strategic goals. Details of the measures and weightings applicable for the year ending 30 June 2015 are set out on pages 134-135. Details of the targets will be disclosed retrospectively in next year’s annual report on remuneration, when they are no longer deemed commercially sensitive by the Board.

DIAGEO LONG TERM INCENTIVE PLAN (DLTIP)

Purpose and link to strategy

Provides focus on delivering superior long term returns to shareholders.

Operation

•             An annual grant of performance shares and/or market price share options which vest subject to a performance test and continued employment normally over a period of three years.

•             Performance measures and stretching targets are reviewed annually by the Remuneration Committee for each new award. Details of the measures, weightings and targets applicable for the financial year under review are provided in the annual report on remuneration.

•             Following vesting there is a further retention period of two years. Executive Directors are able to exercise an option or sell sufficient shares to cover any tax liability when an award vests, provided they retain the net shares arising for the two-year retention period.

•             Notional dividends accrue on performance share awards to the extent that the performance conditions have been met, delivered as shares or cash at the discretion of the Remuneration Committee at the end of the vesting period.

•             The Committee has discretion to reduce the number of shares which vest (subject to HMRC rules regarding approved share options), for example in the event of a material performance failure, or a material restatement of the accounts. There is an extensive malus clause for awards made from September 2014 (subject to shareholder approval). The Committee has discretion to decide that:

•                  the number of shares subject to the award will be reduced;

•                  the award will lapse;

Governance (continued)

•                  retention shares (i.e. vested shares subject to the additional two-year retention period) will be forfeited;

•                  vesting of the award or the end of any retention period will be delayed (e.g. until an investigation is completed);

•                  additional conditions will be imposed on the vesting of the award or the end of the retention period; and/or

•                  any award, bonus or other benefit which might have been granted or paid to the participant in any later year will be reduced or not awarded.

Malus provisions will apply up to delivery of shares at the end of the retention period (as opposed to the vesting date).

•        Further details of the DLTIP are set out in the annual report on remuneration.

Opportunity

•        The maximum annual grant is 500% of salary in performance share equivalents (where a market price option is valued at one-third of a performance share).

•       Threshold vesting level of 20% of maximum with straight line vesting up to 100% at maximum for financial metrics and a ranking profile for relative total shareholder return.

Performance conditions

•      The vesting of awards is linked to a range of measures which may include, but are not limited to:

• a growth measure (e.g. net sales, eps);

• a measure of efficiency (e.g. operating margin, operating cash conversion, ROIC); and

• a measure of Diageo’s relative performance in relation to its peers (e.g. relative total shareholder return).

Measures that apply to performance shares and market price options may differ, as is the case for current awards. Weightings may vary year-on-year, subject to a minimum weighting of 25% of the total award. Details of the measures, including targets for the awards to be made in September 2014 are set out on page 138.

•               The Remuneration Committee has discretion to amend the performance conditions in exceptional circumstances if it considers it appropriate to do so, e.g. in cases of accounting changes, M&A activities and disposals. Any such amendments would be fully disclosed and explained in the following year’s annual report on remuneration.

ALL-EMPLOYEE SHARE PLANS

Purpose and link to strategy

To encourage broader employee share ownership through locally approved plans.

Operation

•                  The company operates tax-efficient all-employee share savings plans in various jurisdictions.

•                  Executive Directors’ eligibility may depend on their country of residence, tax status and employment company.

Opportunity

Limits for all employee share plans are set by the tax authorities. The company may choose to set its own lower limits.

Performance conditions

UK Freeshares: based on Diageo plc financial measures which may include, but are not limited to, measures of revenue, profit and cash.

SHAREHOLDING REQUIREMENT

Purpose and link to strategy

Ensures alignment between the interests of Executive Directors and shareholders.

Operation

•                  The minimum shareholding requirement is 300% of base salary for the Chief Executive and 250% of base salary for any other Executive Directors.

•                  Executive Directors have five years from their appointment to the Board in which to build up their shareholding.

•                  Full participation in the DLTIP is conditional upon meeting this requirement beyond the five-year timeframe.

Governance (continued)

Notes to the policy table

Performance measures and targets

Further details of AIP performance measures and DLTIP performance measures and targets that will apply for awards made in September 2014, and how they are aligned with company strategy and the creation of shareholder value, are set out in the annual report on remuneration, on pages 134 and 138.

Performance targets are set to be stretching yet achievable, and take into account the company’s strategic priorities and business environment. The Committee sets targets based on a range of reference points including the corporate strategy and broker forecasts for both Diageo and its peers.

Differences in remuneration policy for other employees

The remuneration approach for Executive Directors is consistent with the reward package for members of the Executive Committee and the senior management population.

Generally speaking, a much higher proportion of total remuneration for the Executive Directors is linked to business performance, compared to the rest of the employee population, so that remuneration will increase or decrease in line with business performance and to align the interests of Executive Directors and shareholders. The structure of the reward package for the wider employee population is based on the principle that it should be sufficient to attract and retain the best talent and be competitive within our broader industry, remunerating employees for their contribution linked to our holistic performance whilst mindful not to over-pay. It is driven by local market practice as well as level of seniority and accountability, reflecting the global nature of Diageo’s business.

Illustrations of application of the remuneration policy

The graphs below illustrate scenarios for the projected total remuneration of Executive Directors at three different levels of performance: minimum, on target and maximum. Note that the projected values exclude the impact of any share price movements.

Basis of calculation and assumptions:

The ‘Minimum’ scenario shows fixed remuneration only, i.e. base salary for financial year 2015, total value of contractually agreed benefits for 2015, and pension. The pension value is based on company contribution applied to 2015 base salary. These are the only elements of the Executive Directors’ remuneration packages which are not at risk.

The ‘On target’ scenario shows fixed remuneration as above, plus a target pay-out of 50% of the maximum annual bonus and threshold performance vesting for DLTIP awards.

The ‘Maximum’ scenario reflects fixed remuneration, plus full pay-out of all incentives.

Approach to recruitment remuneration

The Remuneration Committee’s overarching principle for recruitment remuneration is to pay no more than is necessary to attract an Executive Director of the calibre required to shape and deliver Diageo’s business strategy in recognition that Diageo competes for talent in a global marketplace. The Committee will seek to align the remuneration package with Diageo’s remuneration policy as laid out above, but retains the discretion to offer a remuneration package which is necessary to meet the individual circumstances of the recruited Executive Director and to enable the hiring of an individual with the necessary skills and expertise. However, except as described below, variable pay will follow the policy.

Governance (continued)

Diageo is a global organisation operating in more than 180 countries around the world. The ability, therefore, to recruit and retain the best talent from all over the world is critical to the future success of the business. People diversity in all its forms is a core element of Diageo’s global talent strategy and, managed effectively, is a key driver that will deliver Diageo’s performance ambition.

On appointment of an external Executive Director, the Committee may decide to compensate for variable remuneration elements the Director forfeits when leaving their current employer. In doing so, the Committee will ensure that any such compensation would have a fair value no higher than that of the awards forfeited, and would generally be determined on a comparable basis taking into account factors including the form in which the awards were granted, performance conditions attached, the probability of the awards vesting (e.g. past, current and likely future performance) as well as the vesting schedules. Depending on individual circumstances at the time, the Committee has the discretion to determine the type of award (i.e. cash, shares or options, holding period and whether or not performance conditions would apply).

Any such award would be fully disclosed and explained in the following year’s annual report on remuneration. When exercising its discretion in establishing the reward package for a new Executive Director, the Committee will very carefully consider the balance between the need to secure an individual in the best interests of the company against the concerns of investors about the quantum in the remuneration and, if considered appropriate at the time, will consult with the company’s biggest shareholders. The Remuneration Committee will provide timely disclosure of the reward package of any new Executive Director.

In the event that an internal candidate was promoted to the Board, legacy terms and conditions would normally be honoured, including pension entitlements and any outstanding incentive awards.

Service contracts and policy on payment for loss of office (including takeover provisions)

Executive Directors have rolling service contracts, details of which are set out below. These are available for inspection at the company’s registered office.

Executive Director	Date of service contract
Ivan Menezes	7 May 2013
Deirdre Mahlan	1 July 2010

Notice period

The contracts provide for a period of six months’ notice by the Executive Director or 12 months’ notice by the company. A payment may be made in lieu of notice equivalent to 12 months’ base salary and the cost to the company of providing contractual benefits (excluding incentive plans). The service contracts also provide for the payment of outstanding pay and bonus, if Executive Directors are terminated following a takeover, or other change of control of Diageo plc.

If, on the termination date, the Executive Director has exceeded his/her accrued holiday entitlement, the value of such excess may be deducted by the company from any sums due to him/her, except to the extent that such deduction would subject the Executive Director to additional tax under Section 409A of the Code (in the case of Ivan Menezes). If the Executive Director on the termination date has accrued but untaken holiday entitlement, the company will, at its discretion, either require the Executive Director to take such unused holiday during any notice period or make a payment to him/her in lieu of it, provided always that if the employment is terminated for cause then the Executive Director will not be entitled to any such payment. For these purposes, salary in respect of one day of holiday entitlement will be calculated as 1/261 of salary.

Mitigation

The Remuneration Committee may exercise its discretion to require a proportion of the termination payment to be paid in instalments and, upon the Executive Director commencing new employment, to be subject to mitigation except where termination is within 12 months of a takeover, or within such 12 months the Executive Director leaves due to a material diminution in status, or (in the case of Deirdre Mahlan) is located permanently outside the United Kingdom and Ireland.

Annual incentive plan (AIP)

Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Remuneration Committee’s discretion (“Good Leaver Reasons”) during the financial year, they are usually entitled to an incentive payment pro-rated for the period of service during the performance period, which is typically payable at the usual payment date. Where the Executive Director leaves for any other reason, no payment will be made.

The amount is subject to performance conditions being met and at the discretion of the Committee. The Committee has discretion to determine an earlier payment date, for example on death in service.

Governance (continued)

Diageo 2014 long term incentive plan (DLTIP)

When an Executive Director leaves for any reason other than Good Leaver Reasons, all unvested awards generally lapse immediately. In cases where Good Leaver Reasons apply, awards vest on the original vesting date unless the Remuneration Committee decides otherwise (for example in the case of death in service). The retention period for vested awards continues for all Leavers other than in cases of disability, ill health or death in service, unless the Remuneration Committee decides otherwise.

The proportion of the award released depends on the extent to which the performance condition is met. The number of shares is reduced on a pro-rata basis reflecting the length of time the Executive Director was employed by the company during the performance period, unless the Committee decides otherwise (for example in the case of death in service).

On a takeover or other corporate event, awards vest subject to the extent to which the performance conditions are met and, unless the Committee decides otherwise, the awards are time pro-rated. Otherwise the Committee, in agreement with the new company, may decide that awards should be swapped for awards over shares in the new company; where awards are granted in the form of options then on vesting they are generally exercisable for 12 months (or six months for approved options).

Awards may be adjusted on a variation of share capital, demerger or other similar event.

The Remuneration Committee may amend the plans, except that any changes to the advantage of participants require shareholder approval, unless the change relates to the administration, or taxation of the plan or participants, or is needed to ensure that the plans operate effectively in another jurisdiction.

Details of existing awards are set out in the annual report on remuneration.

Repatriation

In cases where an Executive Director was recruited from outside the United Kingdom and has been relocated to the United Kingdom as part of their appointment, the company will pay reasonable costs for the repatriation of Good Leavers.

Existing arrangements

The Remuneration Committee reserves the right to make any remuneration payments and payments for loss of office notwithstanding that they are not in line with the policy set out above where the terms of the payment were agreed (i) before the policy or the relevant legislation came into effect or (ii) at a time when the relevant individual was not a Director of the company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a Director of the company. For these purposes “payments” includes the Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment which are “agreed” at the time the award is granted (including awards under the PSP and SESOP). Details of outstanding share awards are set out in the annual report on remuneration. For the purposes of section 226D(6) of the Companies Act, the effective date is the end of the financial year starting in 2014.

External appointments

Executive Directors may accept external appointments as Non-Executive Directors of other companies and retain any related fees paid to them, subject to the specific approval of the Board in each case.

CHAIRMAN OF THE BOARD AND NON-EXECUTIVE DIRECTORS

Purpose and link to strategy

Supports the attraction, motivation and retention of world-class talent and reflects the value of the individual, their skills and experience, and performance.

Operation

•                  Fees for the Chairman and Non-Executive Directors are normally reviewed annually.

•                  A proportion of the Chairman’s annual fee is used for the monthly purchase of Diageo ordinary shares, which have to be retained until the Chairman retires from the company or ceases to be a Director.

•                  Fees are reviewed in the light of market practice in the top 30 companies in the FTSE100 by market capitalisation (excluding companies in the financial services sector) and anticipated workload, tasks and potential liabilities.

•                  The Chairman and Non-Executive Directors do not participate in any of the company’s incentive plans or receive pension contributions or benefits.

Governance (continued)

•                  The Chairman and the Non-Executive Directors are eligible to receive a product allowance or cash equivalent at the same level as the Executive Directors.

All Non-Executive Directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com. The Chairman of the Board, Dr Franz B Humer, commenced his appointment on 1 July 2008. Dr Humer had a letter of appointment for an initial five-year term from 1 July 2008 which has been extended to 30 June 2016. It is terminable on six months’ notice by either party or, if terminated by the company, by payment of six months’ fees in lieu of notice.

Opportunity

•                  Fees for Non-Executive Directors are within the limits set by the shareholders from time to time, currently an aggregate of £1,000,000, as approved by shareholders at the October 2005 AGM. This limit excludes the Chairman’s fees.

•                  Current fee levels are disclosed in the annual report on remuneration.

Consideration of employment conditions elsewhere in the company

When reviewing and determining pay for Executive Directors, the Committee takes into account the level and structure of remuneration as well as salary budgets for other employees in the group. More specifically, the Committee reviews annual salary increase budgets for the general employee population in the United Kingdom and North America as well as the remuneration structure and policy for the global Senior Management population.

Diageo employs 28,000 employees and operates in more than 180 countries around the world. Given its global scale and complexity, the Committee has not consulted directly with employees when designing the remuneration policy for its Executive Directors. Diageo runs annual employee surveys which give employees the opportunity to give feedback and express their views on a variety of topics, including remuneration. Any comments relating to Executive Directors’ remuneration are fed back to the Remuneration Committee.

Consideration of shareholder views

The Committee values the continued dialogue with Diageo’s shareholders and engages directly with them and their representative bodies at the earliest opportunity when setting out Diageo’s remuneration policy and approach, proposed base salary increases for the Executive Directors and targets for the long term incentive plan award. Most recently, feedback from shareholders has resulted in the simplification of the company’s long term incentive vehicles with an enhanced malus provision and an additional retention period.

ANNUAL REPORT ON REMUNERATION

Single total figure of remuneration for Executive Directors (audited)

The table below details the Executive Directors’ remuneration for the year ended 30 June 2014.

	Ivan Menezes(a)				Deirdre Mahlan		Paul S Walsh(b)
Remuneration related to Executive Director appointment	2014		2013		2014	2013	2014	2013
Fixed pay	’000	’000	’000	’000	’000	’000	’000	’000
Salary	£933	$1,520	£892	$1,400	£706	£666	£278	£1,230
Benefits(c)	£456	$744	£50	$79	£40	£34	£15	£43
Pension(d)	£411	$670	£397	$624	£258	£238	—	—
Total fixed pay	£1,800	$2,934	£1,339	$2,103	£1,004	£938	£293	£1,273

Performance related pay
Annual incentive plan	£170	$277	£811	$1,274	£130	£652	£48	£1,245

Long term incentive plans(e)
Value delivered through performance	£1,154	$1,881	£1,951	$3,063	£1,119	£1,755	£2,754	£4,493
Value delivered through share price growth	£1,899	$3,096	£4,161	$6,532	£1,527	£3,727	£3,333	£8,542
Total long term incentives	£3,053	$4,977	£6,112	$9,595	£2,646	£5,482	£6,087	£13,035
Other incentives(f)	—	—	—	—	£4	£4	£1	£4

Total Remuneration related to Executive Director appointment	£5,023	$8,188	£8,262	$12,972	£3,784	£7,076	£6,429	£15,557

Other performance related pay
(Awards granted prior to appointment as Executive Director - performance conditions relate to previous role)
Long term incentive plans (staged release in 2014 and 2015)(g)	£2,745	$4,475	—	—	—	—	—	—
TOTAL SINGLE FIGURE	£7,768	$12,663	£8,262	$12,972	£3,784	£7,076	£6,429	£15,557

Governance (continued)

(a) Ivan Menezes was appointed as Chief Executive on 1 July 2013. The amounts shown in sterling are converted using the cumulative weighted average exchange rate for the respective financial year. For the year ended 30 June 2014, the exchange rate was £1 = $1.63, and for the year ended 30 June 2013, the exchange rate was £1 = $1.57.

(b) Paul S Walsh stepped down from the Board on 19 September 2013 at the AGM, and all details in relation to his exit were disclosed at that time in the 2013 Directors’ Remuneration Report. The amounts shown for 2014 in relation to salary, benefits and bonus are the amounts paid during the year, pro-rated by reference to the period that he was an Executive Director. The amounts reported above in relation to LTIP vestings are shown in full, by reference to the LTIPs performance period.

(c) Taxable benefits: is the gross value of all benefits. Ivan Menezes relocated to the United Kingdom on 1 January 2014 and the taxable benefits relate largely to a one-off contractual relocation payment (£366k). His benefits also include financial counselling (£49k), medical insurance (£14k), company car allowance (£16k), contracted car service (£9k), product allowance, and life cover. Deirdre Mahlan’s benefits include company car allowance (£16k), contracted car service (£7k), financial counselling (£9k), product allowance, medical insurance and life cover. Paul S Walsh’s benefits include company car allowance, contracted car service, financial counselling, product allowance, medical insurance and life cover.

(d) The company’s pension contributions during the year: Includes the value of the pension amount accrued in the Diageo North America Inc. pension plans.

(e) Long term incentive plan vestings (PSP and SESOP): represents the estimated gain for options and performance shares vesting in September 2014, by reference to performance to the end of the financial year. The “value delivered through performance” represents the performance shares due to be released in September 2014 at the grant price after applying the performance condition. The “value delivered through share price growth” is the estimated additional value generated through the share price growth for options vesting and performance shares due to be released in September 2014. Though the outcome of the performance conditions is known, the share price on the vesting date is estimated, using the average market value of Diageo shares between 1 April and 30 June 2014 (1870 pence for ordinary shares and $126.01 for ADRs) for the purpose of this calculation. LTIP figures for 2013 have been adjusted for the share price on the date of vesting (2061 pence for ordinary shares and $130.17 for ADRs). For further information on the SESOP and PSP performance conditions and vesting outcomes please refer to the ‘Historic LTIPs - year ended 30 June 2014’ section of the report.

(f) Includes the face value of awards made under all-employee share plans. Awards do not have performance conditions attached.

(g) Ivan Menezes retains interests in awards that were granted to him in 2011, prior to joining the board, under “below board” plans (Discretionary Incentive Plan), details of which are shown on page 137. The value of these shares is calculated on the basis of the average market value of Diageo shares between 1 April and 30 June 2014 ($126.01).

Salary increases to be applied in the year ending 30 June 2015

In July 2014, the Remuneration Committee reviewed base salaries for senior management and agreed new salaries which will apply from 1 October 2014. In determining these salaries, the Remuneration Committee took into consideration a number of factors including general employee salary budgets and employment conditions, individual performance and experience, and salary positioning relative to internal and external peers. The overall salary increase budget in the year ending 30 June 2015 is 2.8% of base salary for the business in the United Kingdom and 3% in North America.

After careful consideration of Ivan Menezes’ total remuneration positioning and the salary budget for all employees in the United Kingdom, the Committee decided that no salary increase would be awarded to the Chief Executive in October 2014. The Committee also undertook the same careful consideration in relation to Deirdre Mahlan’s remuneration and considered that a modest salary increase of 2.5%, slightly below the salary budget for the broader UK employee population, was appropriate and would be applied from 1 October 2014.

	Ivan Menezes		Deirdre Mahlan
Salary at 1 October (‘000)	2014	2013	2014	2013
Base salary	$1,520	$1,520	£732	£714
% increase (over previous year)	0%	8.6%	2.5%	5%

Annual incentive plan (AIP) (audited)

Company performance against AIP targets in the year ended 30 June 2014

The Remuneration Committee assessed the performance of Ivan Menezes, Deirdre Mahlan and Paul S Walsh against their specific objectives and concluded that the objectives were partially met. The overall level of performance achieved resulted in an AIP award equating to 18.2% of base salary for Ivan Menezes, 18.2% of base salary for Deirdre Mahlan and 17.2% of base salary for Paul S Walsh. The following table and chart illustrate how the outcomes for the different bonus measures contribute to the overall bonus payout and compare this to the target and maximum potential outcome (based on an average of the objectives for the Executive Directors). The actual awards received by the Executive Directors are shown in the table ‘single total figure of remuneration’.

AIP Outcome

Measures (a)	Weight	Target set	Result achieved	% of maximum bonus paid (weighted)
Net sales (% growth)	30%	6.0%	0.8%	0.0%
Profit before exceptional items and tax (% growth)	30%	11.7%	8.3%	7.6%
Free cash flow (b)	10%	£1,840m	£1,640m	0.0%
Average working capital as percentage of net sales (c)	10%	4.7%	6.8%	0.0%
Individual business objectives (IBOs)	20%	A range of objectives linked to individual contribution and medium term strategic goals, delivery of M&A integration performance and compliance.	partially met	1.3%
	100%			8.9%

Governance (continued)

(a) All measures calculated at budgeted exchange rates for the year ended 30 June 2014.

(b) Excluding cash payments in respect of exceptional restructuring programmes and discontinued operations.

(c) Average working capital as a percentage of net sales is calculated by dividing the monthly average working capital in the year by annual net sales. Working capital comprises inventories (excluding maturing inventories), trade and other receivables and trade and other payables (excluding receivables and payables in respect of interest on borrowings and corporate tax) and provisions.

Policy implementation - year ending 30 June 2015

The measures and targets used in the AIP are reviewed annually by the Remuneration Committee and are chosen to drive financial and individual business performance goals related to the company’s short term strategic operational objectives. The AIP design for the year ending 30 June 2015 will comprise of a four-measure structure (weightings in brackets):

•                  Profit before exceptional items and tax (35%): stretching profit targets drive operational efficiency and influence the level of returns that can be delivered to shareholders through increases in share price and dividend income;

•                  Net sales (30%): year-on-year net sales growth is a key performance measure;

•                  Operating cash conversion (25%): ensures focus on efficient conversion of profits into cash; and

•                  Individual business objectives (10%): are measurable deliverables that are specific to the individual and are focused on supporting the delivery of key strategic objectives.

Details of the targets for this performance period will be disclosed retrospectively in next year’s annual report on remuneration, as soon as they are no longer deemed commercially sensitive by the Board.

There are no further changes to the AIP in the year ending 30 June 2015.

Governance (continued)

Long term incentive plans (LTIPs) (audited)

Historic LTIPs - year ended 30 June 2014

Vesting of 2011 awards

Until 30 June 2014, long term incentives were a combination of share options under the Senior Executive Share Option Plan 2008 (SESOP) and share awards under the Performance Share Plan 2008 (PSP). Awards were designed to incentivise Executive Directors and senior managers to deliver long term sustainable performance. Awards made under both sets of plans were subject to performance conditions normally measured over a three-year period. Subject to shareholder approval these plans will be replaced by a new long term incentive plan, Diageo 2014 Long Term Incentive Plan (DLTIP), as outlined in the section titled “policy implementation”.

SESOP

On 22 September 2011, Ivan Menezes, Deirdre Mahlan and Paul S Walsh received awards of 51,531 (ADRs), 190,239 (ordinary shares) and 374,695 (ordinary shares) market price options, respectively, under the SESOP. Awards were subject to a performance condition based on compound annual growth in adjusted eps over a three-year period. For the purpose of the SESOP, an adjusted measure of eps is used to ensure that elements such as exceptional items and the impact of movements in exchange rates are excluded from year on year comparisons of performance. Options only vest when stretching adjusted eps targets are achieved. Vesting is on a pro rata basis ranging from a threshold level of 25% to a maximum level of 100%.

The adjusted eps growth targets and actual performance for the 2011 SESOP awards are set out below:

Performance period	1 July 2011 - 30 June 2014

Compound annual growth
Threshold	6%
Maximum	10%

Percentage of award vesting
Threshold	25%
Maximum	100%

Actual compound annual growth rate over the performance period	8.5%

Adjusted eps growth over the three years to the end of the year was 8.5%. Accordingly, the 2011 award, which is due to vest in September 2014, has partially met the performance condition and, consequently, the shares under award will vest at 71% of the initial award. The Committee has assessed the underlying performance of the business at the end of the performance period and is satisfied that this level of vesting is warranted.

PSP

On 22 September 2011, Ivan Menezes, Deirdre Mahlan and Paul S Walsh received awards of 42,221 (ADRs), 159,574 (ordinary shares) and 392,872 (ordinary shares) performance shares, respectively, under the PSP. Awards vest after a three-year period subject to the achievement of specified performance tests. Notional dividends accrue on awards and are paid out either in cash or shares in accordance with the vesting schedule.

For the 2011 awards, the primary performance test is split between three equally weighted performance measures:

1)                                     A comparison of Diageo’s three-year total shareholder return (TSR) — the percentage growth in Diageo’s share price (assuming all dividends and capital distributions are re-invested) — with the TSR of a peer group of international drinks and consumer goods companies. TSR calculations are converted to a common currency (US dollars);

2)                                     Growth in organic net sales on a compound annual basis; and

3)                                     Total organic operating margin improvement.

For the part of the award subject to the TSR condition to vest, there must be an improvement in the underlying financial performance of the company (i.e. growth in organic net sales and total organic operating margin improvement). In addition, the Remuneration Committee requires a minimum level of performance in both organic net sales and organic operating margin before any of the award under either measure can be released.

The targets and vesting profile for the PSP awards granted in September 2011 are shown in the following table:

	Total shareholder return	Organic net sales (CAGR)	Organic operating margin improvement	Vesting profile

- Threshold	Median ranking (ninth)	4%	50bps	25%
- Mid-point	—	6%	100bps	62.5%
- Maximum	Upper quintile (third or above)	8%	150bps	100%
Actual performance over the performance period	6th	3.9%	214bps
% vesting (out of maximum 33.3% for each element)	21.7%	0.0%	33.3%

Governance (continued)

There is straight line vesting between 25% and 100% for both the net sales measure and the operating margin measure. The full vesting profile for TSR is shown below:

TSR ranking (out of 17)	Vesting profile for PSP awards	Vesting profile for DLTIP performance share awards from 2014
1st	100%	100%
2nd	100%	100%
3rd	100%	100%
4th	95%	95%
5th	75%	75%
6th	65%	65%
7th	55%	55%
8th	45%	45%
9th	25%	20%
10th or below	0%	0%

TSR peer group

There are 16 other companies in the peer group:

AB Inbev	Mondelez International
Brown Forman	Nestlé
Carlsberg	PepsiCo
Coca-Cola	Pernod Ricard
Colgate-Palmolive	Procter & Gamble
Groupe Danone	Reckitt Benckiser
Heineken	SABMiller
Kimberly-Clark*	Unilever

* Replaced Heinz which has been taken into private ownership.

On the basis of this performance, the 2011 award, which is due to vest in September 2014, has partially met the performance conditions and, consequently, the shares under award will vest at 55% of the initial award. The Committee has assessed the underlying performance of the business at the end of the performance period and is satisfied that a minimum level of performance in both organic net sales and organic operating margin was achieved and that this level of vesting is warranted.

DIP

Ivan Menezes retains interests in awards that were granted to him in 2011, prior to his appointment as Executive Director, under the DIP, totalling 71,030 ADRs. This award was subject to performance conditions based on net sales, operating profit, overhead costs and operating profit as percentage of net sales, in each of North America, Latin America and Caribbean and Asia Pacific over the three-year period to June 2014. The actual performance for each element of the DIP awards versus target are set out below:

Performance	North America			Latin America and Caribbean			Asia Pacific
measure	2012	2013	2014	2012	2013	2014	2012	2013	2014
Net sales	Above	Above	Below	Above	Below	Below	Above	Below	Below
Operating profit	Above	Above	Below	Above	Above	Below	Above	Below	Below
Overheads as percentage of net sales	Achieved	Above	Above	Above	Above	Below	Above	Above	Below
Operating profit as percentage of net sales	Above	Above	Above	Above	Above	Above	Above	Above	Below

The targets and actual performance have not been disclosed as they relate to divisional performance and are considered commercially sensitive. As the table shows, the 2011 DIP awards, due to vest in September 2014 and September 2015, have partially met the performance conditions. Consequently, the ADRs under award will vest at 50% of the initial award. The Committee has assessed the underlying performance of the business at the end of the performance period and is satisfied that this level of vesting is warranted.

Scheme interests awarded during the financial year (audited)

On 5 September 2013, Ivan Menezes and Deirdre Mahlan received awards of 47,484 (ADRs) and 110,241 (ordinary shares) performance shares, respectively, under the PSP, and 46,239 (ADRs) and 135,022 (ordinary shares) market price options, respectively, under the SESOP; details are provided in the table below. The three-year period over which performance will be measured is 1 July 2013 to 30 June 2016. The performance measures are the same as for the 2011 awards.

Governance (continued)

Executive Director	Date of grant	Plan	Share type	Awards made during the year	Award price	Face value ‘000	Face value (% of salary)
Ivan Menezes	05/09/2013	SESOP	ADR	46,239	$123.27	$5,700	375%
Ivan Menezes	05/09/2013	PSP	ADR	47,484	$120.04	$5,700	375%
Deirdre Mahlan	05/09/2013	SESOP	Ord	135,022	£19.83	£2,677	375%
Deirdre Mahlan	05/09/2013	PSP	Ord	110,241	£19.43	£2,142	300%

Notes

The table above specifies the number of shares/share options initially awarded under the PSP/SESOP. The proportion of the awards that will vest is dependent upon the achievement of performance conditions, and the actual value may be nil. The vesting outcomes will be disclosed in the 2016 report.

The face value of each award has been calculated using the award/option price at time of grant. In accordance with the PSP rules, the PSP was calculated by using the average closing share price for the last six months of the preceding financial year (£19.43 for ordinary shares and $120.04 for ADRs). In accordance with the plan rules, the number of options granted under the SESOP was calculated using the average closing share price of the three days preceding the grant date (£19.83 for ordinary shares and $123.27 for ADRs).

Details of the operation of the PSP and SESOP are provided under the section on long term incentive plans.

Policy implementation - year ending 30 June 2015

The Committee has reviewed Diageo’s long term incentive arrangements in light of shareholder feedback and will be seeking shareholder approval for the new long term incentive plan (DLTIP) at the AGM.

The long term incentive plan measures are reviewed annually by the Remuneration Committee and are selected to reward long term consistent performance in line with Diageo’s business strategy and to create alignment with the delivery of value for shareholders. The DLTIP measures for awards to be granted in September 2014 are:

•                  Relative total shareholder return: reflects the value of share price growth plus dividends, thus measuring the value returned on shareholder investments;

•                  Organic net sales: sustained year-on-year organic net sales growth is a key performance measure;

•                  Organic operating margin improvement: measures the efficiency of the business; and

•                  Adjusted eps growth: reflects profitability and is a key measure for shareholders.

The table below outlines the targets and the vesting profile for these awards. The measures are equally weighted and will be tested over three financial years, beginning with the financial year 2015.

	Performance shares			Share options
	Total shareholder return (25%)	Organic net sales (CAGR) (25%)	Organic operating margin improvement (25%)	Adjusted eps growth (CAGR) (25%)	Vesting profile
Threshold	Median ranking (ninth)	4%	125bps	6%	20%
Mid-point	—	5.5%	175bps	—	60%
Maximum	Upper quintile (third or above)	7%	225bps	11%	100%

It is intended that a performance share award of 375% of base salary and an award of market price share options of 125% of base salary (in performance share equivalents; one market price option is valued at one-third of a performance share) will be made to Ivan Menezes in September 2014.

In recognition of Deirdre Mahlan’s expanded responsibilities, taking accountability for the Global Supply and Procurement function with effect from 1 July 2014, it was determined that her long term incentive opportunity should be increased (from 425% of base salary in performance share equivalents) to 480% of base salary. It is intended that she will be awarded a performance share award of 360% of base salary and an award of market price share options of 120% of base salary (in performance share equivalents) in September 2014.

Both awards are subject to shareholder approval of the new DLTIP at the AGM.

Policy implementation: pension and benefits - year ending 30 June 2015

Benefits

Benefits provisions for the Executive Directors continue to be in line with the information set out in the future policy table.

Pension arrangements (audited)

Ivan Menezes and Deirdre Mahlan are members of the Diageo North America Inc. Supplemental Executive Retirement Plan (SERP) with an accrual rate of 40% and 35% of base salary, respectively. The SERP is an unfunded, non-qualified supplemental retirement programme. Under the plan, accrued company contributions are subject to quarterly interest credits. Under the rules of the SERP, they can withdraw the balance of the plan in the form of five equal annual instalments or a lump sum upon reaching age 55 (Deirdre Mahlan) and after having left service with Diageo (within six months of separation from service).

Governance (continued)

Upon death in service, a life insurance benefit of $3 million is payable to Ivan Menezes and a lump sum of four times base salary is payable to Deirdre Mahlan.

Ivan Menezes was also a member of the UK Scheme (the “Scheme”) between 1 February 1997 and 30 November 1999. Under the Rules of the UK Scheme, this benefit is payable unreduced from age 60.

Paul S Walsh was a member of the UK Scheme until 31 March 2011, at which point he stopped accruing pension rights. From 1 May 2011 (from age 56), Paul S Walsh began to receive his pension benefits under the company’s policy of ‘flexible pension access’ but continued to be in active employment. As per Diageo’s discretionary early retirement policy, he would have been able to take his benefits without actuarial reduction from age 57. His benefits were, therefore, subject to a 3% reduction to reflect early payment for one year. The rules of the Scheme at the time that Paul S Walsh began to receive his benefits required pensions in payment to be increased each year in line with increases in the RPI, subject to a maximum of 5% per year and a minimum of 3% per year. In the event of death in service, a lump sum of four times pensionable pay plus a spouse’s pension of two-thirds of the member’s pension before commutation would be payable. Upon death after leaving the company, a spouse’s pension of two-thirds of the member’s pension before commutation is payable.

The table below shows the pension benefits accrued by each Director to date. Note that the accrued UK benefits for Ivan Menezes and Paul S Walsh are annual pension amounts, whereas the accrued US benefits for both Ivan Menezes and Deirdre Mahlan are a one-off cash balance amount.

	30 June 2014		30 June 2013
Executive Director	UK pension £’000 p.a.	US benefit £’000	UK pension £’000 p.a.	US benefit £’000
Ivan Menezes	68	3,409	66	3,306
Deirdre Mahlan	nil	874	nil	688

Paul S Walsh accrued UK pension benefits of £615,000 (30 June 2013 - £597,000). This amount is not pro-rated for his length of time on the Board.

The Normal Retirement Age (NRA) applicable to each Director’s benefits depends on the pension scheme. The table outlines the relevant NRAs for each Director:

Executive Director	UK benefits	US benefits (Qualified) (a)	US benefits (BSP) (a)	US benefits (SERP)
Ivan Menezes	60	65	6 months after age of leaving service	6 months after age of leaving service
Deirdre Mahlan	n/a	65	6 months after age of leaving service	6 months after age of leaving service, or age 55 if later

(a) Ivan Menezes and Deirdre Mahlan participated in the US Cash Balance Plan and the Benefit Supplemental Plan (BSP) until August 2012 and June 2010, respectively. The Cash Balance Plan is a qualified funded pension arrangement. Employer contributions are 10% of pay capped at the Inland Revenue Service (IRS) limit. The BSP is a non-qualified unfunded arrangement; notional employer contributions are 10% of pay above the IRS limit. Interest (notional for the BSP) is credited quarterly on both plans.

Ivan Menezes is able to take his UK pension benefits from age 58 without consent, and his benefits would not be subject to any actuarial reduction in respect of early payment. However, this is a discretionary policy Diageo offers that is not set out in the Scheme Rules.

The NRA for Paul S Walsh would have been 62.

The estimated pension cost for the year ending 30 June 2015 is as follows:

	Estimated pension input amount for the year ending 30 June 2015
Executive Director	Minimum remuneration £’000	Performance in line with expectations £’000	Maximum remuneration £’000
Ivan Menezes	480	480	480
Deirdre Mahlan	280	280	280

Governance (continued)

Performance graph and table

The graph below shows the total shareholder return for Diageo and the FTSE100 Index since 30 June 2009 and demonstrates the relationship between pay and performance for the Chief Executive, using current and previously published single total remuneration figures. The FTSE100 Index has been chosen because it is a widely recognised performance benchmark for large companies in the United Kingdom.

	Paul S Walsh £’000	Paul S Walsh £’000	Paul S Walsh £’000	Paul S Walsh £’000	Ivan Menezes(a) £’000
Chief Executive total remuneration (figure includes legacy LTIP awards)	3,231	4,449	11,746	15,557	7,768
Annual bonus actual award compared to maximum opportunity	86%	77%	74%	51%	9%
SESOP vesting compared to maximum opportunity	100%	100%	100%	100%	71%
PSP vesting compared to maximum opportunity	0%	0%	65%	95%	55%

(a) To enable comparison Ivan Menezes single total figure of remuneration $12.7 million has been converted into sterling using the cumulative average weighted exchange rate for the financial year (£1 = $1.63).

Percentage change in remuneration of the director undertaking the role of Chief Executive

The table below shows a comparison of the percentage change in the Chief Executive’s remuneration to the average percentage change in remuneration for the UK and US population from 2013 to 2014. The chosen population represents the most appropriate comparator group for the Chief Executive, as the Committee considers salary increase budgets in these countries when reviewing Executive Directors’ base salaries. Furthermore, the majority of Executive Committee members as well as the Executive Directors are on UK or US reward packages.

	Salary	Taxable benefits	Bonus
	% change	% change	% change
Chief Executive % change from 2013 to 2014	(24)%	109%	(86)%
Average % change for the UK and US workforce from 2013 to 2014	5%	3%	(23)%

Notes

The percentage change for the Chief Executive is based on the remuneration of Paul S Walsh in 2013, and Ivan Menezes in 2014.

Chief Executive taxable benefits for financial year ended 30 June 2014 include a one-off contractual relocation payment ($598k), which has been excluded from the table above as this does not form part of his on-going benefits package.

UK salary, benefits and bonus data have been converted into USD using the cumulative weighted average exchange rate for the respective financial year. For the year ended 30 June 2014 the exchange rate was £1 = $1.63, and for the year ended 30 June 2013 the exchange rate was £1 = $1.57.

Governance (continued)

Directors’ shareholding requirements and share and other interests (audited)

Senior executives are required to build up significant holdings of shares in Diageo from their own resources over a defined period of time. The holding requirement and the status of that requirement as at 30 June 2014 are shown in the following tables. Under the company’s shareholding requirement policy, Executive Directors have five years from their appointment to the Board in which to build up their shareholding to meet and maintain the new requirement. The information in the table below is based on the share interests held by the Director and their connected persons as at 30 June 2014 disclosed in the table ‘Share and other interests’, base salary earned in the year ended 30 June 2014, and an average share price for the same period of 1933 pence.

	Shareholding requirement (% salary)	% salary held	Owned outright / legally owned	Shareholding requirement met?
Ivan Menezes	300%	1316%	634,810	Yes
Deirdre Mahlan	250%	604%	228,507	Yes
Paul S Walsh(a)	300%	1232%	784,829	Yes

Notes

US share awards were granted in ADRs (one ADR is equivalent to four ordinary shares); the share holdings in the table are stated as ordinary share equivalents.

(a) Paul S Walsh retired from the Board on 19 September 2013 and his shareholding (owned outright / legally owned) is therefore reflected as at 19 September 2013.

As at 30 June 2014, the beneficial interests of the Executive Directors in ordinary (ordinary equivalent) shares are as follows:

	Share and other interests Ordinary shares or equivalent
	Shares			Share options
	Owned outright / legally owned	Unvested and subject to performance conditions(a)	Unvested and not subject to performance conditions(b)	Vested but unexercised(c)	Unvested and subject to performance conditions(d)	Unvested and not subject to performance conditions(e)
Ivan Menezes	634,810	1,096,932	234,284	222,048	577,380	—
Deirdre Mahlan	228,507	404,468	—	282,812	471,560	937
Paul S Walsh(f)	784,829	1,127,746	—	154,963	1,048,602	1,617

Notes

Full details of the awards summarised above are available to view in the outstanding share plan interests table, on page 142. US share awards were granted in ADRs (one ADR is equivalent to four ordinary shares); the share holdings in the table are stated as ordinary share equivalents.

(a) Includes awards granted under the PSP and DIP.

(b) Includes awards granted under the DIP.

(c) Includes awards granted under the SESOP.

(d) Includes awards granted under the SESOP.

(e) Includes awards granted under the SAYE.

(f) Paul S Walsh retired from the Board on 19 September 2013 and his beneficial interests are therefore reflected as at 19 September 2013.

The beneficial interests of the Directors in office at 30 June 2014 in the ordinary shares of the company are shown in the table below.

	Ordinary shares or equivalent
	18 July 2014	30 June 2014 (or retirement)	30 June 2013 (or appointment)
Chairman
Dr Franz B Humer	53,641	53,197	46,883
Executive Directors
Ivan Menezes(a)	634,810	634,810	504,605
Deirdre Mahlan(a)	228,518	228,507	133,109
Paul S Walsh(b)	N/A	784,829	769,651
Non-Executive Directors
Peggy B Bruzelius	5,000	5,000	5,000
Laurence M Danon	5,000	5,000	5,000
Lord Davies of Abersoch	5,052	5,052	5,052
Betsy D Holden(a)	17,400	17,400	17,400
Ho KwonPing	4,103	4,103	4,000
Philip G Scott	10,000	10,000	10,000
H Todd Stitzer(b)	N/A	8,319	8,319

Governance (continued)

(a) Ivan Menezes, Deirdre Mahlan and Betsy D Holden have share interests in ADRs (one ADR is equivalent to four ordinary shares); the share interests in the table are stated as ordinary share equivalents.

(b) Paul S Walsh and H Todd Stitzer retired from the Board on 19 September 2013 and their shareholding is reflected as at that date.

Outstanding share plan interests

Date of award	Plan name	Share type	Performance period	30 June 2013(a)	Granted	Option price	Vested/ exercised	Lapsed	30 June 2014 (or retirement)	Date of vesting
Ivan Menezes
Sep 2010	PSP(b)	ADR	2010-2013	46,350			44,032	2,318	—	2013
Sep 2010	SESOP(b)	ADR	2010-2013	55,512		$67.84			55,512	2013
Sep 2011	PSP(b)	ADR	2011-2014	42,221					42,221	2014
Sep 2011	SESOP(b)	ADR	2011-2014	51,531		$76.70			51,531	2014
Sep 2011	DIP(b),(c)	ADR	2011-2014	71,030					71,030	2014-2015
Mar 2012	DIP(b),(c)	ADR	2012-2019	117,142					117,142	2016-2019
Oct 2012	PSP(d)	ADR	2012-2015	54,927					54,927	2015
Oct 2012	SESOP(d)	ADR	2012-2015	46,575		$112.72			46,575	2015
Jan 2013	Sharevalue(e)	ADR		208		$95.81	208		—	2013
Sep 2013	PSP Dividend	ADR	2010-2013		3,093		3,093		—	2013
Sep 2013	PSP	ADR	2013-2016		47,484				47,484	2016
Sep 2013	SESOP	ADR	2013-2016		46,239	$123.27			46,239	2016
Deirdre Mahlan
Sep 2007	DSOP(b)	ADR		6,000		$84.53	6,000		—	2010
Sep 2008	DSOP(b)	ADR		13,147		$74.16	13,147		—	2011
Sep 2009	SESOP(b)	ADR	2009-2012	20,790		$63.13			20,790	2012
Sep 2010	PSP	Ord	2010-2013	167,964			159,565	8,399	—	2013
Sep 2010	SESOP	Ord	2010-2013	199,652		£10.80			199,652	2013
Sep 2011	PSP	Ord	2011-2014	159,574					159,574	2014
Sep 2011	SESOP	Ord	2011-2014	190,239		£12.32			190,239	2014
Sep 2011	SAYE(f)	Ord		937		£9.60			937	2014
Oct 2012	PSP(d)	Ord	2012-2015	134,653					134,653	2015
Oct 2012	SESOP(d)	Ord	2012-2015	146,299		£17.43			146,299	2015
Sep 2013	PSP Dividend	Ord	2010-2013		11,286		11,286		—	2013
Sep 2013	PSP	Ord	2013-2016		110,241				110,241	2016
Sep 2013	SESOP	Ord	2013-2016		135,022	£19.83			135,022	2016
Paul S Walsh(g)
Sep 2009	SESOP	Ord	2009-2012	454,963		£9.52	300,000		154,963	2012
Sep 2010	SESOP	Ord	2010-2013	409,062		£10.80			409,062	2013
Sep 2011	SAYE(f)	Ord		1,617		£9.41			1,617	2014
Sep 2010	PSP	Ord	2010-2013	430,172					430,172	2013
Sep 2011	SESOP	Ord	2011-2014	374,695		£12.32			374,695	2014
Sep 2011	PSP	Ord	2011-2014	392,872					392,872	2014
Oct 2012	SESOP(d)	Ord	2012-2015	264,845		£17.43			264,845	2015
Oct 2012	PSP(d)	Ord	2012-2015	304,702					304,702	2015

(a) For unvested awards this is the number of shares/options initially awarded. For exercisable share options, this is the number of outstanding options.

(b) Shares/options granted prior to the Executive’s appointment to the Board. The DSOP is a ‘below-board’ share plan, not subject to performance conditions.

(c) Ivan Menezes retains interests in awards that were granted to him prior to joining the Board under “below board” plans (Discretionary Incentive Plan), totalling 188,172 ADRs. Two-thirds of these awards are subject to performance conditions and will vest, subject to achievement of the performance conditions and continued employment, in phased tranches between September 2014 and March 2019.

(d) Details of the performance conditions attached to PSP and SESOP awards granted in 2012 are available in Diageo’s 2013 Annual Report.

(e) Options granted under the US savings-related share options scheme.

(f) Options granted under the UK savings-related share options scheme.

(g) Paul S Walsh retired from the Board on 19 September 2013 and his share plan interests are reflected as at 19 September 2013.

Governance (continued)

Non-Executive Directors’ fees

The next review of the Chairman’s fee is anticipated to take place in December 2014, with any changes taking effect on 1 January 2015. The last scheduled review of fees for Non-Executive Directors was undertaken in December 2013. As a result of this review the base fees were increased, as follows, to reflect market practice in comparable companies.

Per annum £ fees effective from	January 2014	January 2013
Chairman of the Board	500,000	500,000
Non-Executive Directors
Base fee	84,000	80,000
Senior Non-Executive Director	20,000	20,000
Chairman of the Audit Committee	30,000	25,000
Chairman of the Remuneration Committee	25,000	20,000

Non-Executive Directors’ remuneration for the year ended 30 June 2014

	Fees £’000		Taxable benefits(a) £’000		Total £’000
	2014	2013	2014	2013	2014	2013
Chairman
Dr Franz B Humer(b)	500	500	5	5	505	505
Non-Executive Directors
Peggy B Bruzelius	82	80	1	1	83	81
Laurence M Danon	82	80	1	1	83	81
Lord Davies of Abersoch	125	120	1	1	126	121
Betsy D Holden	82	80	1	1	83	81
Ho KwonPing	82	80	1	1	83	81
Philip G Scott	110	105	1	1	111	106
H Todd Stitzer(c)	20	80	—	1	20	81

(a) Other benefits include a contracted car service and product allowance.

(b) £200,000 of Dr Franz B Humer’s remuneration in the year ended 30 June 2014 was used for the monthly purchase of Diageo ordinary shares, which must be retained until he retires from the company or ceases to be a Director for any other reason.

(c) Retired 19 September 2013.

External appointments held by the Executive Directors

Executive Directors may accept external appointments as Non-Executive Directors of other companies and retain any related fees paid to them, subject to the specific approval of the Board in each case.

Ivan Menezes — During the year ended 30 June 2014, Ivan Menezes served as a Non-Executive Director of Coach Inc and earned fees of $75,000, which he retained. In line with the Coach Inc policy for outside directors, Ivan Menezes is eligible to be granted share options and restricted share units (RSUs). During the year ended 30 June 2014, he was granted 6,750 options at an option price of $51.68 and 1,484 RSUs (including dividends received) at a fair market value of $51.68.

Deirdre Mahlan — During the year ended 30 June 2014, Deirdre Mahlan served as a Non-Executive Director of Experian plc and earned fees of £113,854, which she retained.

Paul S Walsh — Until he stepped down from the Board on 19 September 2013, Paul S Walsh served as a Non-Executive Director of Unilever NV and plc, FedEx Corp and Avanti. He retained the fees paid to him for his services.  The total amounts of such fees paid in the year until he stepped down from the Board are set out in the table below.

Paul S Walsh £’000
Unilever (a)	19
FedEx Corp(a)	2
Avanti	10
31

(a) Fees paid in currencies other than sterling are converted using average exchange rates for the year ended 30 June 2014.

Governance (continued)

Relative importance of spend on pay

The graph below illustrates the relative importance of spend on pay (total remuneration of all group employees) compared with distributions to shareholders, and the percentage change from financial year 2012/13 to financial year 2013/14. Distributions to shareholders are total dividends.

Remuneration committee

The Remuneration Committee consists of the following independent Non-Executive Directors: Peggy B Bruzelius, Laurence M Danon, Lord Davies of Abersoch, Betsy D Holden, Ho KwonPing, Philip G Scott and H Todd Stitzer (retired on 19 September 2013). Lord Davies is the Chairman of the Remuneration Committee. The Chairman of the Board and the Chief Executive may, by invitation, attend Remuneration Committee meetings except when their own remuneration is discussed. Diageo’s Global Human Resources Director and Director of Performance and Reward are also invited from time to time by the Remuneration Committee to provide their views and advice. The Global Human Resources Director is not present when her own remuneration is discussed. The Chief  Financial Officer may also attend to provide performance context to the Committee during its discussions about target setting. Information on meetings held and director attendance is disclosed in the corporate governance report.

The Remuneration Committee’s principal responsibilities are:

•                  Making recommendations to the Board on remuneration policy as applied to the Executive Directors and the Executive Committee;

•                  Setting, reviewing and approving individual remuneration arrangements for the Chairman of the Board, Executive Directors and Executive Committee members including terms and conditions of employment;

•                  Determining arrangements in relation to termination of employment of the Executive Directors and other designated senior executives; and

•                  Making recommendations to the Board concerning the introduction of any new share incentive plans which require approval by shareholders.

Full terms of reference for the Committee are available at www.diageo.com and on request from the Company Secretary.

External advisors

During the year ended 30 June 2014, the Remuneration Committee received advice from the following independent consultants:

Deloitte LLP (until 7 December 2013) and Kepler Associates (from 7 December 2013), both appointed by the Committee after consultation with the Board following a tendering process, provided advice on remuneration best practice and senior executive remuneration.

Both Kepler Associates and Deloitte LLP are members of the Remuneration Consultants Group and, as such, voluntarily operate under the Code of Conduct in relation to executive remuneration consulting in the United Kingdom. Further details can be found at www.remunerationconsultantsgroup.com. Deloitte LLP also provided a range of non-related tax, corporate finance and consulting services during the year. The fees paid to Deloitte LLP in relation to advice provided to the Committee in the year until 7 December 2013 were £20,150. Kepler Associates supported the Committee in preparing this Directors’ remuneration report, provided advice on the design of the long term incentives, and calculated the TSR of Diageo and its peer companies for the 2010 and 2011 PSP awards and provided periodic updates on all outstanding performance cycles. The fees paid to Kepler Associates in relation to advice provided to the Committee were £83,150.

Linklaters were appointed by the company, with the agreement of the Committee, to provide legal advice on the new long term incentive plan and the AIP. Fees paid were £28,000. Linklaters also provide other legal advice on certain corporate matters.

The Committee is satisfied that the Deloitte LLP, Kepler Associates and Linklaters engagement partner and team, that provide remuneration advice to the Committee, do not have connections with Diageo that may impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts.

Governance (continued)

Additional remuneration survey data published by Aon Hewitt, Towers Watson, and PwC were presented to the Remuneration Committee during the year; Clifford Chance provided advice on the operation of share plans.

Statement of voting

The 2013 Directors’ remuneration report received a majority “for” vote of 88.2%. The vote “against” was 11.8% and 18,126,693 of votes were withheld (total votes cast, including withheld votes: 1,827,535,266).

ADDITIONAL INFORMATION

Emoluments and share interests of senior management

The total emoluments for the year ended 30 June 2014 of the Executive Directors, the Executive Committee members and the Company Secretary (together, the senior management) of Diageo comprising base salary, annual incentive plan, share incentive plan, termination payments and other benefits were £10.4 million (2013 – £16.3 million).

The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £38.9 million. In addition, they were granted 958,618 options under the SESOP during the year at a weighted average share price of £19.41, exercisable by 2023 and 17,303 options under the Diageo Executive Long Term Incentive Plan (DELTIP), which will vest in three years. They were also initially awarded 858,265 shares under the PSP in September 2013, which will vest in three years subject to the performance tests described in sections PSP and SESOP, and 17,751 shares under the DIP, which will vest in March 2017.

Senior management options over ordinary shares

At 18 July 2014, the senior management had an aggregate beneficial interest in 1,589,292 ordinary shares in the company and in the following options over ordinary shares in the company:

	Number of options	Weighted average exercise price	Option period
Ivan Menezes	799,428	£14.83	2009 - 2023
Deirdre Mahlan	755,309	£13.73	2009 - 2023
Other*	1,478,215	£16.05	2007 - 2024
	3,032,952

* Other members of the Executive Committee and the Company Secretary.

Key management personnel related party transactions (audited)

Key management personnel of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary. As previously disclosed, Paul S Walsh has purchased a seasonal development at Gleneagles from a subsidiary of the company, Gleneagles Resort Developments Limited. The transaction was priced on the same basis as all the external seasonal development transactions and was at arm’s length. The value of the transaction at the date of purchase was £43,000. Paul S Walsh continued to hold this seasonal development at 19 September 2013.

Diageo plc has granted rolling indemnities to the Directors and the Company Secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as Directors or Company Secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2014.

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

Statutory and audit requirements

This report was approved by a duly authorised Committee of the Board of Directors, on 30 July 2014 and was signed on its behalf by Lord Davies of Abersoch who is senior Non-Executive Director and Chairman of the Remuneration Committee.

The Board has followed the principles of good governance as set out in the UK Corporate Governance Code and complied with the regulations contained in the Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013, the Listing Rules of the Financial Conduct Authority and the relevant schedules of the Companies Act 2006.

The Companies Act 2006 and the Listing Rules require the Company’s auditor to report on the audited information in their report and to state that this section has been properly prepared in accordance with these regulations.

KPMG LLP has audited the report to the extent required by the Regulations, being the sections headed Single Total Figure of Remuneration for Executive Directors and Non-Executive Directors (and notes), Annual Incentive Plan (AIP), Long Term Incentive Plans (LTIPs), Directors’ Shareholding Requirements and Share Interests, Share Plan Interests, Pension Arrangements and Key Management Personnel Related Party Transactions.

The remuneration policy report and the annual report on remuneration are subject to shareholder approval at the AGM on 18 September 2014.

Terms defined in this remuneration report are used solely herein.

Governance (continued)

Directors’ Report

The Directors have pleasure in submitting their Annual Report for the year ended 30 June 2014.

Annual General Meeting

The AGM will be held at The Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, London EC4V 3DB at 2.30pm on Thursday, 18 September 2014.

Directors

The Directors of the company who served during the year are shown in the section ‘Board of Directors and Company Secretary’ and ‘Executive Committee’ above.

In accordance with the UK Corporate Governance Code, all the Directors will retire by rotation at the AGM and offer themselves for re-election. The Non-Executive Directors proposed for re-election do not have service contracts. Nicola Mendelsohn and Alan Stewart have been appointed, as Non-Executive Directors, with effect from 1 September 2014 and will offer themselves for election at the AGM.

Further details of Directors’ contracts, remuneration and their interests in the shares of the company at 30 June 2014 are given in the Directors’ remuneration report above.

The Directors’ powers are determined by UK legislation and Diageo’s articles of association. The Directors may exercise all the company’s powers provided that Diageo’s articles of association or applicable legislation do not stipulate that any powers must be exercised by the members.

Auditor

The auditor, KPMG LLP, is willing to continue in office and a resolution for its re-appointment as auditor of the company will be submitted to the AGM.

Disclosure of information to the auditor

The Directors who held office at the date of approval of this Directors’ report confirm that, so far as they are each aware, there is no relevant audit information of which the company’s auditor is unaware; and each Director has taken all reasonable steps to ascertain any relevant audit information and to ensure that the company’s auditor is aware of that information.

Corporate governance statement

The corporate governance statement, prepared in accordance with rule 7.2 of the Financial Conduct Authority’s Disclosure and Transparency Rules, comprises the following sections of the Annual Report: the ‘Corporate governance report’ and the ‘Additional information for shareholders’.

Significant agreements – change of control

The following significant agreements contain certain termination and other rights for Diageo’s counterparties upon a change of control of the company.

Under the agreement governing the company’s 34% investment in Moët Hennessy SNC (MH) and Moët Hennessy International SAS (MHI), if a competitor (as defined therein) directly or indirectly takes control of the company (which, for these purposes, would occur if such competitor acquired more than 34% of the voting rights or equity interests in the company), LVMH Moët Hennessy — Louis Vuitton SA (LVMH) may require the company to sell its shares in MH and MHI to LVMH.

The master agreement governing the operation of the group’s regional joint ventures with LVMH states that upon a change of control of the company (being, for these purposes, the acquisition by a third party of 30% or more of the issued share capital having voting rights in the company), LVMH may either appoint and remove the chairman of each joint venture entity governed by such master agreement, who shall be given a casting vote, or require each joint venture entity to be wound up.

Governance (continued)

Other information

Other information relevant to the Directors’ report may be found in the following sections of the Annual Report:

Information	Location in Annual Report
Amendment of articles of association	Additional information for shareholders - Articles of association
Directors - appointment and powers	Additional information for shareholders - Articles of association
Directors’ indemnities and compensation	Directors’ remuneration report; Financial statements - note 21 Related party transactions
Dividends	Strategic report - Group financial review
Employment policies	Strategic report - How we will deliver our ambition: Sustainability & responsibility; Strategic report - Sustainability & responsibility review
Events since 30 June 2014	Financial statements - note 23 Post balance sheet events
Financial risk management	Financial statements - note 15 Financial instruments and risk management
Future developments	Chairman’s statement; Chief Executive’s statement; Market dynamics
Greenhouse gas emissions	Strategic report - Sustainability & responsibility review - Environment
Political donations	Corporate governance report
Purchase of own shares	Additional Information for shareholders - Repurchase of own shares; Financial statements - note 17 Equity
Research and development	Financial Statements - note 3 Operating costs
Review of the business & principal risks and uncertainties	Chief Executive’s statement; Strategic report
Share capital - structure, voting and other rights	Additional information for shareholders - Share capital and Articles of association; Financial statements - note 17 Equity
Share capital - employee share plan voting rights	Financial statements - note 17 Equity
Shareholdings in the company	Additional information for shareholders - Share capital
Sustainability and responsibility	Strategic report - How we will deliver our ambition: Sustainability & responsibility; Strategic report - Sustainability & responsibility Review

The Directors’ report of Diageo plc for the year ended 30 June 2014 comprises these pages and the sections of the Annual Report referred to under ‘Directors’, ‘Corporate governance statement’ and ‘Other information’ above, which are incorporated into the Directors’ report by reference. In addition, certain disclosures required to be contained in the Directors’ report, have been incorporated into the ‘Strategic report’ as set out in ‘Other information’ above.

The Directors’ report was approved by a duly appointed and authorised committee of the Board of Directors on 30 July 2014 and signed on its behalf by Paul D Tunnacliffe, the Company Secretary.

Financial statements

Reports of independent registered public accounting firms

The Board of Directors and Stockholders

Diageo plc:

We have audited the accompanying consolidated balance sheet of Diageo plc and subsidiaries as of 30 June 2014, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended on pages 150 to 207, including the disclosures identified as ‘part of the audited financial statements’ within the section ‘Share and other interests’ on page 141, and the section ‘Key management personnel related party transactions’ on page 145. These consolidated financial statements are the responsibility of the Diageo plc’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2014, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diageo plc’s internal control over financial reporting as of 30 June 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 30 July 2014 expressed an unqualified opinion on the effectiveness of the company’s internal control over financial reporting.

KPMG LLP

London, England

30 July 2014

Financial statements (continued)

Reports of independent registered public accounting firms (continued)

The Board of Directors and Stockholders

Diageo plc:

We have audited the accompanying consolidated balance sheet of Diageo plc and subsidiaries as of 30 June 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the two-year period ended 30 June 2013 on pages 150 to 207, including the disclosures identified as ‘part of the audited financial statements’ within the section ‘Share and other interests’ on page 141, and the section ‘Key management personnel related party transactions’ on page 145. These consolidated financial statements are the responsibility of the Diageo plc’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2013, and the results of their operations and their cash flows for each of the years in the two-year period ended 30 June 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union.

KPMG Audit Plc

London, England

30 July 2013

Financial statements (continued)

Consolidated income statement

	Notes	Year ended 30 June 2014 £ million	Year ended 30 June 2013 (restated) £ million	Year ended 30 June 2012 (restated) £ million
Sales	2	13,980	15,276	14,392
Excise duties	3	(3,722)	(3,973)	(3,753)
Net sales	2	10,258	11,303	10,639
Cost of sales	3	(4,029)	(4,416)	(4,208)
Gross profit		6,229	6,887	6,431
Marketing	3	(1,620)	(1,769)	(1,671)
Other operating expenses	3	(1,902)	(1,738)	(1,652)
Operating profit		2,707	3,380	3,108
Non-operating items	4	140	(83)	147
Finance income	5	241	259	268
Finance charges	5	(629)	(716)	(709)
Share of after tax results of associates and joint ventures	6	252	217	229
Profit before taxation		2,711	3,057	3,043
Taxation	7	(447)	(507)	(1,011)
Profit from continuing operations		2,264	2,550	2,032
Discontinued operations	8	(83)	—	(11)
Profit for the year		2,181	2,550	2,021

		£million	£million	£million
Attributable to:
Equity shareholders of the parent company - continuing operations		2,331	2,452	1,912
- discontinued operations		(83)	—	(11)
Non-controlling interests - continuing operations		(67)	98	120
		2,181	2,550	2,021

		million	million	million
Weighted average number of shares
Shares in issue excluding own shares		2,506	2,502	2,495
Dilutive potential ordinary shares		11	15	14
		2,517	2,517	2,509

		pence	pence	pence
Basic earnings per share
Continuing operations		93.0	98.0	76.6
Discontinued operations		(3.3)	—	(0.4)
		89.7	98.0	76.2
Diluted earnings per share
Continuing operations		92.6	97.4	76.2
Discontinued operations		(3.3)	—	(0.4)
		89.3	97.4	75.8

Figures for the years ended 30 June 2013 and 30 June 2012 have been restated following the adoption of IFRS 11 and the amendment to IAS 19. See notes 1 and 18 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated statement of comprehensive income

	Notes	Year ended 30 June 2014 £ million	Year ended 30 June 2013 (restated) £ million	Year ended 30 June 2012 (restated) £ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
– group	13	(169)	119	(438)
– associates and joint ventures		2	(19)	(2)
Tax on post employment plans		20	(35)	86
		(147)	65	(354)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations excluding borrowings
– group		(1,133)	94	(69)
– non-controlling interests		(120)	36	18
– associates and joint ventures		(294)	108	(245)
Exchange differences on borrowings and derivative net investment hedges		414	(207)	210
Tax on exchange differences on borrowings and derivative net investment hedges		12	3	7
Effective portion of changes in fair value of cash flow hedges
– gains/(losses) taken to other comprehensive income - group		59	(48)	40
– (losses)/gains taken to other comprehensive income - associates and joint ventures		(5)	7	(11)
– recycled to income statement		34	(33)	(15)
Tax on effective portion of changes in fair value of cash flow hedges		2	17	(4)
Fair value movements on available-for-sale investments	17
– gains taken to other comprehensive income		55	85	—
– recycled to income statement		(140)	—	—
Hyperinflation adjustment		11	4	3
Tax on hyperinflation adjustment		(2)	—	—
		(1,107)	66	(66)
Other comprehensive (loss)/income, net of tax, for the year		(1,254)	131	(420)
Profit for the year		2,181	2,550	2,021
Total comprehensive income for the year		927	2,681	1,601

Attributable to:
Equity shareholders of the parent company		1,114	2,547	1,463
Non-controlling interests		(187)	134	138
Total comprehensive income for the year		927	2,681	1,601

Figures for the years ended 30 June 2013 and 30 June 2012 have been restated following the adoption of IFRS 11 and the amendment to IAS 19. See notes 1 and 18 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated balance sheet

		30 June 2014		30 June 2013 (restated)
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	10	7,891		9,013
Property, plant and equipment	11	3,433		3,425
Biological assets		53		36
Investments in associates and joint ventures	6	3,201		2,521
Other investments	12	63		412
Other receivables	14	107		127
Other financial assets	15	250		393
Deferred tax assets	7	246		242
Post employment benefit assets	13	251		312
			15,495		16,481
Current assets
Inventories	14	4,222		4,207
Trade and other receivables	14	2,499		2,437
Assets held for sale		8		51
Other financial assets	15	118		65
Cash and cash equivalents	16	622		1,750
			7,469		8,510
Total assets			22,964		24,991
Current liabilities
Borrowings and bank overdrafts	16	(1,576)		(1,852)
Other financial liabilities	15	(146)		(122)
Trade and other payables	14	(2,800)		(3,212)
Corporate tax payable		(197)		(224)
Provisions	14	(132)		(109)
			(4,851)		(5,519)
Non-current liabilities
Borrowings	16	(7,638)		(8,217)
Other financial liabilities	15	(447)		(473)
Other payables	14	(94)		(118)
Provisions	14	(253)		(256)
Deferred tax liabilities	7	(1,365)		(1,467)
Post employment benefit liabilities	13	(726)		(853)
			(10,523)		(11,384)
Total liabilities			(15,374)		(16,903)
Net assets			7,590		8,088
Equity
Share capital	17	797		797
Share premium		1,345		1,344
Other reserves		2,243		3,154
Retained earnings		2,438		1,741
Equity attributable to equity shareholders of the parent company			6,823		7,036
Non-controlling interests	17		767		1,052
Total equity			7,590		8,088

Figures as at 30 June 2013 have been restated following the adoption of IFRS 11. See notes 1 and 18 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved by a duly appointed and authorised committee of the board of directors on 30 July 2014 and were signed on its behalf by Ivan Menezes and Deirdre Mahlan, Directors.

Financial statements (continued)

Consolidated statement of changes in equity

					Retained earnings/(deficit)
	Share capital £ million	Share premium £ million	Capital redemption reserve £ million	Hedging and exchange reserve £ million	Own shares £ million	Other retained earnings £ million	Total £ million	Equity attributable to parent company shareholders £ million	Non- controlling interests £ million	Total equity £ million
At 30 June 2011 as previously reported	797	1,343	3,146	154	(2,257)	2,062	(195)	5,245	740	5,985
Prior year adjustments (note 1)
- Adoption of IFRS 11	—	—	—	—	—	—	—	—	(26)	(26)
At 30 June 2011 as restated	797	1,343	3,146	154	(2,257)	2,062	(195)	5,245	714	5,959
Total comprehensive income	—	—	—	(87)	—	1,550	1,550	1,463	138	1,601
Share-based incentive plans	—	—	—	—	—	35	35	35	—	35
Share-based incentive plans in respect of associates	—	—	—	—	—	2	2	2	—	2
Tax on share-based incentive plans	—	—	—	—	—	29	29	29	—	29
Shares issued	—	1	—	—	—	—	—	1	—	1
Acquisitions	—	—	—	—	—	—	—	—	452	452
Proceeds from non-controlling interests	—	—	—	—	—	—	—	—	11	11
Change in fair value of put options	—	—	—	—	—	(6)	(6)	(6)	—	(6)
Purchase of non-controlling interests	—	—	—	—	—	(145)	(145)	(145)	(10)	(155)
Dividends paid	—	—	—	—	—	(1,036)	(1,036)	(1,036)	(101)	(1,137)
At 30 June 2012 (restated)	797	1,344	3,146	67	(2,257)	2,491	234	5,588	1,204	6,792
Total comprehensive income	—	—	—	(59)	—	2,606	2,606	2,547	134	2,681
Employee share schemes	—	—	—	—	25	(34)	(9)	(9)	—	(9)
Share-based incentive plans	—	—	—	—	—	45	45	45	—	45
Share-based incentive plans in respect of associates	—	—	—	—	—	2	2	2	—	2
Tax on share-based incentive plans	—	—	—	—	—	30	30	30	—	30
Acquisitions	—	—	—	—	—	—	—	—	(21)	(21)
Change in fair value of put options	—	—	—	—	—	(7)	(7)	(7)	—	(7)
Purchase of non-controlling interests	—	—	—	—	—	(100)	(100)	(100)	(100)	(200)
Dividends paid	—	—	—	—	—	(1,125)	(1,125)	(1,125)	(100)	(1,225)
Transfers	—	—	—	—	—	65	65	65	(65)	—
At 30 June 2013 (restated)	797	1,344	3,146	8	(2,232)	3,973	1,741	7,036	1,052	8,088
Total comprehensive income	—	—	—	(911)	—	2,025	2,025	1,114	(187)	927
Employee share schemes	—	—	—	—	(48)	(67)	(115)	(115)	—	(115)
Share-based incentive plans	—	—	—	—	—	37	37	37	—	37
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	1	1	1	—	1
Shares issued	—	1	—	—	—	—	—	1	—	1
Acquisitions	—	—	—	—	—	—	—	—	8	8
Change in fair value of put options	—	—	—	—	—	(7)	(7)	(7)	—	(7)
Purchase of non-controlling interests	—	—	—	—	—	(19)	(19)	(19)	(18)	(37)
Dividends paid	—	—	—	—	—	(1,228)	(1,228)	(1,228)	(88)	(1,316)
At 30 June 2014	797	1,345	3,146	(903)	(2,280)	4,718	2,438	6,823	767	7,590

Figures for the years ended 30 June 2013 and 30 June 2012 have been restated following the adoption of IFRS 1. See notes 1 and 18 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated statement of cash flows

		Year ended 30 June 2014		Year ended 30 June 2013 (restated)		Year ended 30 June 2012 (restated)
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year		2,181		2,550		2,021
Discontinued operations		83		—		11
Taxation		447		507		1,011
Share of after tax results of associates and joint ventures		(252)		(217)		(229)
Net finance charges		388		457		441
Non-operating items		(140)		83		(147)
Operating profit			2,707		3,380		3,108
Increase in inventories		(229)		(268)		(336)
Increase in trade and other receivables		(276)		(350)		(211)
(Decrease)/increase in trade and other payables and provisions		(92)		66		26
Net increase in working capital			(597)		(552)		(521)
Depreciation, amortisation and impairment		629		398		407
Dividends received		228		220		190
Post employment payments less amounts included in operating profit		(196)		(487)		(188)
Other items		(80)		45		(1)
			581		176		408
Cash generated from operations			2,691		3,004		2,995
Interest received		143		130		158
Interest paid		(575)		(557)		(549)
Taxation paid		(469)		(544)		(508)
			(901)		(971)		(899)
Net cash from operating activities			1,790		2,033		2,096
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		80		39		39
Purchase of property, plant and equipment and computer software		(642)		(636)		(477)
Movements in loans and other investments		7		16		(1)
Sale of businesses		2		(16)		51
Acquisition of businesses	9	(536)		(644)		(1,420)
Net cash outflow from investing activities			(1,089)		(1,241)		(1,808)
Cash flows from financing activities
Proceeds from issue of share capital		1		—		1
Net purchase of own shares for share schemes		(113)		(11)		—
Dividends paid to non-controlling interests		(88)		(100)		(101)
Proceeds from non-controlling interests		—		—		11
Purchase of shares of non-controlling interests	9	(37)		(200)		(155)
Proceeds from bonds	16	1,378		2,100		1,548
Repayment of bonds	16	(1,471)		(869)		(1,171)
Net movements on other borrowings		(64)		7		115
Equity dividends paid		(1,228)		(1,125)		(1,036)
Net cash outflow from financing activities			(1,622)		(198)		(788)
Net (decrease)/increase in net cash and cash equivalents			(921)		594		(500)
Exchange differences			(192)		36		(27)
Net cash and cash equivalents at beginning of the year			1,645		1,015		1,542
Net cash and cash equivalents at end of the year			532		1,645		1,015

Net cash and cash equivalents consist of:
Cash and cash equivalents	16		622		1,750		1,047
Bank overdrafts	16		(90)		(105)		(32)
			532		1,645		1,015

Figures for the years ended 30 June 2013 and 30 June 2012 have been restated following the adoption of IFRS 11. See notes 1 and 18 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Accounting information and policies

Introduction

This section describes the basis of preparation of the consolidated financial statements and the group’s accounting policies that are applicable to the financial statements as a whole. Accounting policies, critical accounting estimates and judgements that are specific to a note are included in the note to which they relate. This section also explains new accounting standards, amendments and interpretations, that the group has adopted in the current financial year or will adopt in subsequent years.

1. ACCOUNTING INFORMATION AND POLICIES

Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union (EU) and as issued by the International Accounting Standards Board (IASB). The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise in the relevant accounting policy.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Going concern

The group has considerable financial resources available. At 30 June 2014 the group has cash and cash equivalents of £622 million and undrawn bank facilities of £2,047 million (excluding a £1,170 million committed facility that was cancelled on completion of acquisition of a further investment in USL on 2 July 2014), with borrowings and bank overdrafts due within one year of £1,576 million. The group owns a diverse portfolio of beverage alcohol assets. With a globally diverse customer and supplier base the directors believe that the group is well positioned to manage its business and financial risks successfully.

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the consolidated financial statements.

Consolidation

The consolidated financial statements include the results of the company and its subsidiaries together with the group’s attributable share of the results of associates and joint ventures. A subsidiary is an entity controlled by Diageo plc. Control is the power to direct the relevant activities of the subsidiary that significantly affect the subsidiary’s return so as to have rights to the variable return from its activities. Where the group has the ability to exercise joint control over an entity but has rights to specified assets and obligations for liabilities of that entity, the entity is consolidated on the basis of the group’s rights over those assets and liabilities.

Foreign currencies

Items included in the financial statements of the group’s subsidiaries, associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in sterling, which is the functional currency of the parent company.

The income statements and cash flows of non-sterling entities are translated into sterling at weighted average rates of exchange, other than substantial transactions that are translated at the rate on the date of the transaction. Exchange differences arising on the retranslation to closing rates are taken to the exchange reserve.

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

The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2014, expressed in US dollars and euros per £1, were as follows:

	2014	2013	2012
US dollar
Income statement*	1.63	1.57	1.58
Assets and liabilities**	1.71	1.52	1.57
Euro
Income statement*	1.20	1.21	1.18
Assets and liabilities**	1.25	1.17	1.24

*                                         Weighted average rates

**                                  Year end rates

The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements. For further information see note 15.

Financial statements (continued)

Critical accounting estimates and judgements

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgements, are set out in detail in the relevant notes:

•                  Exceptional items — page 164

•                  Taxation — page 169

•                  Business combinations — page 173

•                  Brands, goodwill and other intangibles — page 175

•                  Post employment benefits — page 181

•                  Contingent liabilities and legal proceedings — page 203

In the year ended 30 June 2014 significant judgement has been made in respect of the exchange rate used to translate the group’s Venezuelan operations.

In March 2014, the Central Bank of Venezuela opened the Second Ancillary Foreign Currency Administration System (Sicad II) that allows private and public companies to trade foreign currency at a higher exchange rate than the official exchange rate. As a result, the group has applied a consolidation rate of $1 = VEF49.98 (£1 =VEF85.47) to its Venezuelan operations for the year ended 30 June 2014. For the years ended 30 June 2013 and 30 June 2012 a rate of $1 = VEF9 (£1 = VEF13.68; £1 = VEF14.13, respectively) was used to translate the group’s Venezuelan operations.

The impact of the change in the consolidation rate on the group’s Venezuelan operations for the year ended 30 June 2014 was as follows:

	As reported at $1 = VEF 49.98 £1= VEF 85.47 £ million	At $1 = VEF 9 £1= VEF 15.39 £ million	Decrease £ million
Net sales	79	437	358
Operating profit	56	285	229
Cash and cash equivalents	72	401	329
Net assets	83	461	378

New accounting policies

The following accounting standards and amendment, issued by the IASB and endorsed by the EU, are effective for the first time in the current financial year and have been adopted by the group:

IFRS 10 — Consolidated financial statements does not change the core principle that a consolidated entity presents a parent and its subsidiaries as if they were a single entity and does not have an impact on the mechanics of the consolidation. Application of IFRS 10 has not affected the scope of the consolidation.

IFRS 11 — Joint arrangements requires joint arrangements to be accounted for as a joint operation or as a joint venture depending on the rights and obligations of each party to the arrangement. This means that for certain entities the group’s share of their sales and other financial items is no longer consolidated on a line by line basis but the group’s net share of their net income is included in the line ‘Share of after tax results of associates and joint ventures’. Following the adoption of IFRS 11, the group has restated its comparatives in the financial statements.

IFRS 12 — Disclosure of interests in other entities requires enhanced disclosures of the nature, risks and financial effects associated with the group’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The notes to the financial statements have been amended to comply with the new standard.

IFRS 13 — Fair value measurement explains how to measure fair value and aims to enhance fair value disclosures. The standard does not materially change the measurement of fair values, and has had no impact on the group’s financial position or performance.

Amendment to IAS 19 — Employee benefits changes a number of disclosure requirements for post employment arrangements and restricts the options currently available on how to account for defined benefit pension plans. The most significant change that impacts the group is that the amendment requires the expected returns on pension plan assets, previously calculated based on management’s estimate of expected returns, to be replaced by a credit on the pension plan assets calculated at the liability discount rate. Following the adoption of the amendment to IAS 19, the group has restated its comparatives in the financial statements.

Following the adoption of the above standards and amendment to standards, comparative prior year figures have been restated. The impact on the group’s consolidated statement of comprehensive income, net assets and net cash flow are provided in note 18. Restated segmental information for the years ended 30 June 2013 and 30 June 2012 is provided on pages 159-160.

Financial statements (continued)

The following amendments to the accounting standards, issued by the IASB and endorsed by the EU, have been adopted by the group from 1 July 2013 with no significant impact on its consolidated results or financial position:

•                  Amendment to IAS 1 — Clarification of the requirements for comparative information

•                  Amendment to IAS 16 — Classification of servicing equipment

•                  IAS 27 (Revised) — Separate financial statements

•                  IAS 28 (Revised) — Investments in associates and joint ventures

•                  Amendment to IAS 32 — Tax effect of distribution to holders of equity instruments

•                  Amendment to IAS 34 — Interim financial reporting

•                  Amendment to IAS 36 — Recoverable amount disclosures for non-financial assets

•                  Amendment to IFRS 7 — Disclosures — Offsetting financial assets and financial liabilities

The following standards issued by the IASB have not yet been adopted by the group:

IFRS 9 — Financial instruments (effective in the year ending 30 June 2019, not yet endorsed by the EU) is ultimately intended to replace IAS 39 and covers the classification, measurement and derecognition of financial instruments together with a new hedge accounting model and new impairment methodology. The group is currently considering the impact of IFRS 9 on its consolidated results and financial position.

IFRS 15 — Revenue from contracts with customers (effective in the year ending 30 June 2018, not yet endorsed by the EU) is based on the principle that revenue is recognised when control of goods or services is transferred to the customer and provides a single, principles-based five-step model to be applied to all sales contracts. It replaces the separate models for goods, services and construction contracts under current IFRS. Based on a preliminary assessment of the adoption of IFRS 15 the group currently believes this standard will have no significant impact on its consolidated results or financial position.

There are a number of amendments to IFRS, effective for the year ending 30 June 2015, which are not expected to significantly impact the group’s performance or financial position.

Financial statements (continued)

Results for the year

Introduction

This section explains the results and performance of the group for the three years ended 30 June 2014. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group’s share of results of associates and joint ventures, taxation and discontinued operations. For associates, joint ventures and taxation, balance sheet disclosures are also provided in this section.

2. SEGMENTAL INFORMATION

Accounting policies

Sales comprise revenue from the sale of goods, royalties and rents receivable. Revenue from the sale of goods includes excise and other duties which the group pays as principal but excludes amounts collected on behalf of third parties, such as value added tax. Sales are recognised depending upon individual customer terms at the time of despatch, delivery or when the risk of loss transfers. Provision is made for returns where appropriate. Sales are stated net of price discounts, allowances for customer loyalty and certain promotional activities and similar items.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In some countries excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others it is effectively a production tax which is incurred when the spirit is removed from bonded warehouses. In these countries excise duties are part of the cost of goods sold and are not separately identified on the sales invoice.

Advertising costs, point of sale materials and sponsorship payments are charged to marketing in operating profit when the company has a right of access to the goods or services acquired.

Diageo is an international manufacturer and distributor of premium drinks. Diageo also owns a number of investments in associates and joint ventures as set out in note 6. The segmental information presented is consistent with management reporting provided to the executive committee (the chief operating decision maker). The executive committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment.

In addition, a further segment reviewed by the executive committee is International Supply Centre (ISC). From 1 July 2013, the majority of the group’s supply operations (formerly the Global Supply segment) have been integrated into demand markets while the supply operations in the United Kingdom, Ireland and Italy, which manufacture products for other group companies, are operated by the ISC. The results of the ISC segment are allocated to the geographical segments for the purpose of explaining the group’s performance. The management reporting, at budget exchange rate, for the years ended 30 June 2013 and 30 June 2012 have not been restated as the integration of the non-ISC supply operations into the demand markets has not altered the externally reported net sales and operating profit before exceptional items of the geographical segments. The other segmental information in note 2(b) in respect of capital expenditures and depreciation, intangible asset amortisation and impairment for the years ended 30 June 2013 and 2012 has been restated for the change in the reporting of the ISC.

Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

Diageo uses shared services operations, including captive and outsourced centres, to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Romania, Kenya, Colombia, the Philippines and China. The captive business service centre in Budapest also performs certain central finance activities, including elements of financial planning and reporting and treasury. The results of shared service operations are recharged to the regions.

The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current year at, and restates the prior year net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the respective years.

In addition, for management reporting purposes Diageo presents separately the result of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

Financial statements (continued)

(a) Segmental information for the consolidated income statement – continuing operations

	North America £ million	Western Europe £ million	Africa, Eastern Europe and Turkey £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2014
Sales	3,915	3,644	3,137	1,404	1,801	1,504	(1,504)	13,901	79	13,980
Net sales
At budgeted exchange rates*	3,563	2,099	2,231	1,311	1,446	1,595	(1,504)	10,741	79	10,820
Acquisitions and disposals	44	3	—	—	—	—	—	47	—	47
ISC allocation	12	50	11	10	8	(91)	—	—	—	—
Retranslation to actual exchange rates	(175)	17	(167)	(177)	(107)	—	—	(609)	—	(609)
Net sales	3,444	2,169	2,075	1,144	1,347	1,504	(1,504)	10,179	79	10,258
Operating profit/(loss)
At budgeted exchange rates*	1,535	585	619	397	333	84	—	3,553	(128)	3,425
Acquisitions and disposals	(12)	(1)	(2)	—	(19)	—	—	(34)	(2)	(36)
ISC allocation	11	46	10	9	8	(84)	—	—	—	—
Retranslation to actual exchange rates	(74)	9	(73)	(78)	(39)	—	—	(255)	—	(255)
Operating profit/(loss) before exceptional items	1,460	639	554	328	283	—	—	3,264	(130)	3,134
Exceptional items	(35)	(20)	(23)	(14)	(276)	(47)	—	(415)	(12)	(427)
Operating profit/(loss)	1,425	619	531	314	7	(47)	—	2,849	(142)	2,707
Non-operating items										140
Net finance charges										(388)
Share of after tax results of associates and joint ventures
- Moët Hennessy										246
- Other										6
Profit before taxation										2,711

	North America £ million	Western Europe £ million	Africa, Eastern Europe and Turkey £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Global Supply £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2013 (restated)
Sales	4,262	3,669	3,419	1,741	2,109	2,648	(2,648)	15,200	76	15,276
Net sales
At budgeted exchange rates*	3,707	2,207	2,249	1,416	1,480	2,754	(2,667)	11,146	76	11,222
Acquisitions and disposals	—	1	62	66	119	—	—	248	—	248
Global Supply allocation	36	27	7	11	6	(87)	—	—	—	—
Retranslation to actual exchange rates	(20)	(32)	(42)	(40)	(33)	(19)	19	(167)	—	(167)
Net sales	3,723	2,203	2,276	1,453	1,572	2,648	(2,648)	11,227	76	11,303
Operating profit/(loss)
At budgeted exchange rates*	1,445	631	651	480	369	82	—	3,658	(154)	3,504
Acquisitions and disposals	—	—	17	—	22	—	—	39	—	39
Global Supply allocation	46	26	7	—	3	(82)	—	—	—	—
Retranslation to actual exchange rates	(13)	(7)	(22)	(12)	(13)	—	—	(67)	3	(64)
Operating profit/(loss) before exceptional items	1,478	650	653	468	381	—	—	3,630	(151)	3,479
Exceptional items	—	(31)	(5)	—	(1)	(62)	—	(99)	—	(99)
Operating profit/(loss)	1,478	619	648	468	380	(62)	—	3,531	(151)	3,380
Non-operating items										(83)
Net finance charges										(457)
Share of after tax results of associates and joint ventures
– Moët Hennessy										230
– Other										(13)
Profit before taxation										3,057

Financial statements (continued)

	North America £ million	Western Europe £ million	Africa, Eastern Europe and Turkey £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Global Supply £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2012 (restated)
Sales	4,085	3,820	2,998	1,488	1,931	2,652	(2,652)	14,322	70	14,392
Net sales
At budgeted exchange rates*	3,539	2,330	1,762	1,242	1,358	2,766	(2,665)	10,332	70	10,402
Acquisitions and disposals	1	3	366	—	—	—	—	370	—	370
Global Supply allocation	52	28	5	8	8	(101)	—	—	—	—
Retranslation to actual exchange rates	(45)	(30)	(85)	(14)	41	(13)	13	(133)	—	(133)
Net sales	3,547	2,331	2,048	1,236	1,407	2,652	(2,652)	10,569	70	10,639
Operating profit/(loss)
At budgeted exchange rates*	1,303	653	484	386	317	148	—	3,291	(143)	3,148
Acquisitions and disposals	—	—	116	(8)	(19)	—	—	89	(19)	70
Global Supply allocation	69	59	8	5	7	(148)	—	—	—	—
Retranslation to actual exchange rates	(20)	—	(34)	(15)	4	—	—	(65)	(5)	(70)
Operating profit/(loss) before exceptional items	1,352	712	574	368	309	—	—	3,315	(167)	3,148
Exceptional items	(11)	43	(7)	(2)	(10)	(40)	—	(27)	(13)	(40)
Operating profit/(loss)	1,341	755	567	366	299	(40)	—	3,288	(180)	3,108
Non-operating items										147
Net finance charges										(441)
Share of after tax results of associates and joint ventures
– Moët Hennessy										205
– Other										24
Profit before taxation										3,043

*                 These items represent the IFRS 8 performance measures for the geographical and ISC/Global Supply segments.

(i)             The net sales figures for ISC/Global Supply reported to the executive committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC/Global Supply segment to the other operating segments, inter-segmental sales are not material.

(ii)          The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

(iii)       Approximately 40% of annual net sales occur in the last four months of each calendar year.

Financial statements (continued)

(b) Other segmental information

	North America £ million	Western Europe £ million	Africa, Eastern Europe and Turkey £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Corporate and other £ million	Total £ million
2014
Capital expenditure	65	16	166	39	25	280	51	642
Depreciation and intangible asset amortisation	(40)	(14)	(102)	(12)	(19)	(100)	(57)	(344)
Exceptional accelerated depreciation and impairment	(2)	—	—	—	(4)	(18)	(1)	(25)
Exceptional impairment of intangible assets	—	—	—	—	(260)	—	—	(260)
2013 (restated)
Capital expenditure	76	13	192	20	42	226	67	636
Depreciation, intangible asset amortisation and impairment	(37)	(15)	(102)	(13)	(20)	(89)	(49)	(325)
Exceptional accelerated depreciation	(4)	—	—	—	—	(19)	—	(23)
Exceptional impairment of intangible assets	—	(50)	—	—	—	—	—	(50)
2012 (restated)
Capital expenditure	61	12	143	20	18	145	78	477
Depreciation and intangible asset amortisation	(46)	(15)	(90)	(11)	(20)	(89)	(48)	(319)
Exceptional accelerated depreciation	(11)	—	—	—	—	(18)	—	(29)
Exceptional impairment of intangible assets	—	(59)	—	—	—	—	—	(59)

(c) Category and geographic analysis

	Category analysis						Geographic analysis
	Spirits £ million	Beer £ million	Wine £ million	Ready to drink £ million	Other £ million	Total £ million	Great Britain £ million	United States £ million	Nether- lands £ million	Rest of World £ million	Total £ million
2014
Sales (i)	9,941	2,581	468	817	173	13,980	1,735	3,568	65	8,612	13,980
Non-current assets (ii), (iii)	—	—	—	—	—	—	1,625	3,097	2,100	7,926	14,748
2013 (restated)
Sales (i)	10,957	2,776	503	902	138	15,276	1,718	3,939	65	9,554	15,276
Non-current assets (ii), (iii)	—	—	—	—	—	—	1,514	3,420	2,255	8,345	15,534
2012 (restated)
Sales (i)	10,046	2,752	507	934	153	14,392	1,640	3,790	57	8,905	14,392
Non-current assets (ii), (iii)	—	—	—	—	—	—	1,393	3,288	2,228	7,330	14,239

(i)              The geographical analysis of sales is based on the location of third party customers.

(ii)            The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates and joint ventures, other investments and non-current other receivables.

(iii)        The management information provided to the chief operating decision maker does not include an analysis of assets and liabilities by category and therefore is not disclosed.

Financial statements (continued)

3. OPERATING COSTS

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Excise duties	3,722	3,973	3,753
Cost of sales	4,029	4,416	4,208
Marketing	1,620	1,769	1,671
Other operating expenses	1,902	1,738	1,652
	11,273	11,896	11,284
Comprising:
Excise duties – Great Britain	863	861	863
– United States	467	534	533
– Other	2,392	2,578	2,357
Increase in inventories	(291)	(228)	(431)
Raw materials and consumables	1,804	2,404	2,473
Marketing	1,620	1,769	1,671
Other external charges (a)	2,333	2,192	2,226
Staff costs (d)	1,479	1,403	1,226
Depreciation, amortisation and impairment	629	398	407
Gains on disposal of properties	(25)	(1)	(19)
Net foreign exchange losses/(gains)	12	(1)	7
Other operating income	(10)	(13)	(29)
	11,273	11,896	11,284

(a) Other external charges

Other external charges include operating lease rentals for plant and equipment of £30 million (2013 – £27 million; 2012 – £22 million), other operating lease rentals (mainly properties) of £85 million (2013 – £93 million; 2012 – £92 million), research and development expenditure in respect of new drinks products and package design in the year leading up to product launch of £24 million (2013 – £21 million; 2012 – £18 million) and maintenance and repairs of £72 million (2013 – £88 million; 2012 – £89 million).

(b) Exceptional operating items

Included in the table above are exceptional operating items as follows:

	2014 £ million	2013 £ million	2012 £ million
Other external charges	31	10	40
Staff costs
– Pension changes - past service credits (note 4)	—	(20)	(115)
– Net charge in respect of restructuring programmes	111	36	27
Depreciation, amortisation and impairment
– Accelerated depreciation	21	23	29
– Brand and tangible asset impairment	264	50	59
Total exceptional operating costs	427	99	40
Cost of sales	23	27	31
Other operating expenses	404	72	9
Total exceptional operating costs	427	99	40

Financial statements (continued)

(c) Auditor fees

Other external charges include the fees of the principal auditor of the group, KPMG LLP and its affiliates:

	2014 £ million	2013 £ million	2012 £ million
Audit fees of these financial statements	3.4	3.5	3.1
Audit of financial statements of subsidiaries	2.3	2.4	2.7
Audit related assurance services (i)	1.6	1.6	1.6
Total audit fees (Audit fees)	7.3	7.5	7.4
Other services relevant to taxation (Tax fees) (ii)	0.6	1.1	1.1
Other assurance services (Audit related fees) (iii)	0.7	0.5	1.0
All other non-audit fees (All other fees) (iv)	0.4	1.1	1.9
	9.0	10.2	11.4

(i)	Audit related assurance services are principally in respect of reporting under section 404 of the US Sarbanes-Oxley Act and the review of the interim financial information.
(ii)	Other services relevant to taxation principally comprise tax advice in respect of transactions.
(iii)

Other assurance services comprise the aggregate fees for assurance and related services that are related to the performance of the audit or review of the financial statements and are not reported under ‘total audit fees’.

(iv)	All other non-audit fees are principally in respect of advisory and other services in respect of acquisitions and disposals.
(v)

Disclosure requirements for auditor fees in the United States are different from those required in the United Kingdom. The terminology by category required in the United States is disclosed in brackets in the above table. All figures are the same for the disclosures in the United Kingdom and the United States apart from £0.4 million (2013 – £0.4 million; 2012 – £0.3 million) of the costs in respect of the review of the half year results which would be included in audit related fees in the United States rather than audit fees.

Audit services by firms other than KPMG LLP and its affiliates were not material in any of the years presented. KPMG LLP and its affiliates’ fees for audit services in respect of employee pension plans were £0.3 million (2013 – £0.4 million; 2012 – £0.4 million).

(d) Staff costs and average number of employees

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Aggregate remuneration
Wages and salaries	1,242	1,148	1,088
Share-based incentive plans	38	46	36
Employer’s social security	92	92	89
Employer’s pension
- defined benefit plans	91	97	(5)
- defined contribution plans	15	13	13
Other post employment plans	1	7	5
	1,479	1,403	1,226

The average number of employees on a full time equivalent basis (excluding employees of associates and joint ventures) was as follows:

	2014	2013 (restated)*	2012 (restated)*
North America	3,120	3,129	3,127
Western Europe	2,331	2,335	2,290
Africa, Eastern Europe and Turkey	6,977	7,240	6,638
Latin America and Caribbean	3,002	3,031	2,175
Asia Pacific	3,985	4,075	2,749
ISC	4,431	4,878	5,190
Corporate and other	3,509	3,311	3,133
	27,355	27,999	25,302

Financial statements (continued)

* From 1 July 2013, the group adopted IFRS 11 and the responsibility for a number of local supply operations was transferred to the markets. As a result comparative years have been restated. Employees of corporate functions whose costs are charged to the operating segments, such as those in shared service operations, are included in ‘Corporate and other’ in the table above.

At 30 June 2014 the group had, on a full time equivalent basis, 26,588 (2013 – 28,056; 2012 – 27,077) employees. The average number of employees of the group, including part time employees, for the year was 27,958 (2013 – 28,545; 2012 – 26,090).

4. EXCEPTIONAL ITEMS

Accounting policies

IAS 1 (Revised) – Presentation of financial statements requires material items of income and expense to be disclosed separately.

Critical accounting estimates and judgements

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements.

	2014 £ million	2013 £ million	2012 £ million
Items included in operating profit
Restructuring
Global efficiency programme (a)	(98)	—	—
Supply excellence review (b)	(35)	(25)	—
Irish brewing operations (c)	(30)	(36)	(11)
Global Supply operations (d)	—	(8)	(16)
Operating model review (e)	—	—	(69)
Other
Brand and tangible asset impairment (f)	(264)	(50)	(59)
Pension changes — past service credits (g)	—	20	115
	(427)	(99)	(40)
Non-operating items
Step ups
United Spirits Limited (h)	140	—	—
SJF Holdco and Shuijingfang (i)	—	—	124
Sale of businesses
Nuvo (j)	—	(83)	—
Tanzania Breweries Limited (k)	—	—	23
	140	(83)	147
Exceptional items before taxation	(287)	(182)	107
Items included in taxation (note 7)	99	55	(505)
Exceptional items in continuing operations	(188)	(127)	(398)
Discontinued operations net of taxation (note 8)	(83)	—	(11)
Total exceptional items	(271)	(127)	(409)
Attributable to:
Equity shareholders of the parent company	(146)
Non-controlling interests	(125)
Total exceptional items	(271)

Financial statements (continued)

(a) On 30 January 2014 Diageo announced its plan to restructure the organisation and deliver further operating efficiencies. This is in line with the principles implemented by the operating model review announced in 2011, includes reorganisation of teams in the markets working with regions and global functions, reconfiguration of procurement, logistics and shared services and transformation of information services. Total exceptional operating charges in the two years ended 30 June 2015 in respect of the programme are expected to amount to approximately £200 million. The charge for the year ended 30 June 2014 is principally in respect of redundancies in all regions.

(b) In March 2013 the group announced that its Global Supply and procurement operation will be refocused to enhance alignment between supply operations and Diageo’s markets. This is a continuation of the principles implemented by the operating model review announced in 2011. In addition, a number of initiatives were launched to consolidate and streamline the supply operations to create greater operating efficiencies. Total exceptional operating charges in the three years ending 30 June 2015 in respect of the programme are estimated to be approximately £100 million. The charge for the year ended 30 June 2014 is principally in respect of redundancies and project costs in the United Kingdom, North America and Africa (2013 — redundancies in the United Kingdom, North America and Africa).

(c) The group has centralised its brewing activities in Ireland at one site. This resulted in the closure of the breweries and associated activities at Dundalk, Kilkenny and Waterford. The exceptional charge for the year ended 30 June 2014 is principally in respect of redundancy related charges and accelerated depreciation (2013 — redundancy related charges and accelerated depreciation; 2012 — accelerated depreciation). The programme is expected to be completed in the year ending 30 June 2015.

(d) In the year ended 30 June 2010 the group announced a number of initiatives to consolidate and streamline the Global Supply spirits operations in the United Kingdom and North America in order to create greater operating efficiencies. This included the consolidation of distilling, packaging and warehousing activities into fewer sites and resulted in the closure of a distillery, two cooperages and a warehouse in Scotland. The packaging plant at Kilmarnock closed in 2012. It also included the closure of the Dorval bottling plant in Quebec, Canada and the restructuring of the Daventry distribution centre and the closure of the Menlo Park bottling plant in California and the specialty product building at the Relay plant in Maryland. The costs were primarily in respect of redundancies, additional depreciation and site decommissioning costs.

(e) In the year ended 30 June 2011 the group reviewed its operating model across its businesses and commenced a restructuring programme. The main objective of the programme was to improve the effectiveness and productivity of its operations and to deploy resources closer to the market and in those geographical regions where the potential for growth is greatest. This review resulted in changes to the group’s regional structure and the way it organises its central functions. The charges were principally in respect of staff redundancies, early termination of contracts and lease costs primarily in the United Kingdom, Ireland and the United States.

(f) In the year ended 30 June 2014 an exceptional impairment loss of £260 million (2013 – £nil) in respect of the Shui Jing Fang brand and £4 million (2013 – £nil) in respect of fixed assets was charged to other operating expenses. For further details see note 10. In the year ended 30 June 2013 an impairment loss of £50 million (2012 – £59 million) was charged to other operating expenses in respect of the Cacique brand.

(g) In the year ended 30 June 2013 the members of the Guinness Ireland Group Pension Scheme were notified that future pension increases would be restricted resulting in a past service pension credit to the income statement of €25 million (£20 million) (2012 – £29 million). In the year ended 30 June 2012 there was an exceptional credit to operating costs of £86 million following an announcement by the UK government that statutory increases could be changed from the Retail Prices Index (RPI) to the Consumer Prices Index (CPI).

(h) On 4 July 2013 the group acquired an additional 14.98% investment in United Spirits Limited (USL) which increased the group’s investment in USL from 10.04% to 25.02% and triggered a change in accounting from available-for-sale investments to associates. As a result, the difference between the original cost of the investment and its fair value has been included in the income statement.

(i) In the year ended 30 June 2012 Diageo acquired an additional 4% equity stake in Sichuan Chengdu Shuijingfang Group Co., Ltd. (SJF Holdco) (formerly Sichuan Chengdu Quanxing Group Company Ltd.). As a result of SJF Holdco and Shuijingfang becoming subsidiaries of the group, a gain of £124 million arose on the difference between the book value of the equity owned prior to the transactions and their market value on the completion dates. The gain included £30 million of cumulative exchange gains recycled from other comprehensive income.

(j) On 5 June 2013 the group disposed of its 71.25% interest in London Group, the owner of the Nuvo brand and its 20% equity interest in LNJ Group, LLC, the owner of the 22 Marquis brand at a loss of $126 million (£83 million).

(k) In January 2012 Diageo sold its 20% equity interest in Tanzania Breweries Limited for a consideration of £47 million. The gain before tax on the disposal was £23 million after transaction costs.

Cash payments included in cash generated from operations in respect of exceptional restructuring items and thalidomide were as follows:

Financial statements (continued)

	2014 £ million	2013 £ million	2012 £ million
Exceptional restructuring	(104)	(61)	(158)
Thalidomide	(59)	(23)	(16)
Total cash payment	(163)	(84)	(174)

5. FINANCE INCOME AND CHARGES

Accounting policies

Net interest includes interest income and charges in respect of financial instruments and the results of hedging transactions used to manage interest rate risk.

Finance charges directly attributable to the acquisition, construction or production of a qualifying asset, being an asset that necessarily takes a substantial period of time to get ready for its intended use or sale, are added to the cost of that asset. Borrowing costs which are not capitalised are recognised in the income statement based on the effective interest method. All other finance charges are recognised primarily in the income statement in the year in which they are incurred.

Net other finance charges include items in respect of post employment plans, the discount unwind of long term obligations and a hyperinflation charge. The results of operations in hyperinflationary economies are adjusted to reflect the changes in the purchasing power of the local currency of the entity before being translated to sterling.

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Interest income	109	99	107
Fair value gain on interest rate instruments	115	155	155
Total interest income	224	254	262
Interest charge on bank loans and overdrafts	(40)	(28)	(22)
Interest charge on finance leases	(20)	(20)	(12)
Interest charge on all other borrowings	(395)	(454)	(459)
Fair value loss on interest rate instruments	(117)	(151)	(151)
Total interest charges	(572)	(653)	(644)
Net interest charges	(348)	(399)	(382)
Net finance income in respect of post employment plans in surplus (note 13)	17	—	5
Other finance income	—	5	1
Total other finance income	17	5	6
Net finance charge in respect of post employment plans in deficit (note 13)	(29)	(38)	(42)
Unwinding of discounts	(9)	(16)	(17)
Hyperinflation adjustment	(13)	(4)	(3)
Other finance charges	(6)	(5)	(3)
Total other finance charges	(57)	(63)	(65)
Net other finance charges	(40)	(58)	(59)

Financial statements (continued)

6. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Accounting policies

An associate is an undertaking in which the group has a long term equity interest and over which it has the power to exercise significant influence. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The group’s interest in the net assets of associates and joint ventures is reported in investments in the consolidated balance sheet and its interest in their results is included in the consolidated income statement below the group’s operating profit. Investments in associates and joint ventures are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment review compares the net carrying value with the recoverable amount, where the recoverable amount is the higher of the value in use calculated as the present value of the group’s share of the associate’s future cash flows and its fair value less costs to sell.

Associates and joint ventures are initially recorded at cost including transaction costs.

Diageo’s principal associates at 30 June 2014 were Moët Hennessy and United Spirits Limited (USL).

Diageo owns 34% of Moët Hennessy, the spirits and wine subsidiary of LVMH Moët Hennessy — Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in France and is a producer and exporter of champagne and cognac brands.

A number of joint distribution arrangements have been established with LVMH in Asia Pacific and France, principally covering distribution of Diageo’s premium brands of Scotch whisky and gin and Moët Hennessy’s premium champagne and cognac brands. Diageo and LVMH have each undertaken not to engage in any champagne or cognac activities competing with those of Moët Hennessy. The arrangements also contain certain provisions for the protection of Diageo as a non-controlling shareholder in Moët Hennessy. The operations of Moët Hennessy in France are conducted through a partnership in which Diageo has a 34% interest and, as a partner, Diageo pays any tax due on its share of the results of the partnership to the tax authorities.

As at 30 June 2014 Diageo had 28.78% investment in USL, the leading spirits company in India. USL is based in Bangalore, India and listed on the Bangalore Stock Exchange, the Bombay Stock Exchange and the National Stock Exchange of India.

(a) An analysis of the movement in the group’s investments in associates and joint ventures is as follows:

	Moët Hennessy £ million	USL and others £ million	Total £ million
Cost less provisions
At 30 June 2012 as previously reported	1,985	213	2,198
Prior year adjustment - IFRS 11	—	76	76
At 30 June 2012 as restated	1,985	289	2,274
Exchange differences	111	(3)	108
Additions	—	77	77
Disposals	—	(3)	(3)
Share of profit/(loss) after tax	230	(13)	217
Dividends	(193)	(27)	(220)
Share of tax attributable to shareholders	78	—	78
Share of movements in other comprehensive income and equity	(7)	(3)	(10)
At 30 June 2013 (restated)	2,204	317	2,521
Exchange differences	(169)	(125)	(294)
Additions (b)	—	483	483
Transfer from other investments	—	399	399
Share of profit after tax	246	6	252
Dividends	(197)	(31)	(228)
Share of tax attributable to shareholders	68	—	68
At 30 June 2014	2,152	1,049	3,201

The group’s share of the results of USL for the year ended 30 June 2014, included in the table above, based on management accounts adjusted to the group’s accounting policies, was not material.

(b) In the years ended 30 June 2014 and 30 June 2013 the group completed the acquisition of the following investments in USL:

Financial statements (continued)

Date	Investment	Number of shares million	Share price INR	Cost INR billion	Cost £ million
13 and 27 May 2013*	10.04%	14.59	1440	21.0	250
4 July 2013**	14.98%	21.77	1440	31.3	342
26 November 2013	1.35%	1.97	2400	4.7	47
31 January 2014	2.41%	3.50	2474	8.7	85
As at 30 June 2014	28.78%	41.83		65.7	724

*               Directly attributable transaction costs of £33 million are included within the initial investment cost.

**        From 4 July 2013, the group has accounted for its investment in USL as an associate. The share price of USL was INR 2515 per share on 3 July 2013 and a £140 million gain, arising on the remeasurement of the investment to fair value, previously reported in other comprehensive income, has been recycled to the income statement.

In the year ended 30 June 2014 the group accounted for its 28.78% investment in USL as an associate.

On 2 July 2014, on the completion of the tender offer Diageo acquired an additional 26% (37.79 million shares) investment in USL at a cost of INR 3030 per share for a total consideration of INR 114.5 billion (£1,118 million). This has taken the group’s investment to 54.78% (excluding 2.38% owned by the USL Benefit Trust) and a non-controlling interest representing 43.9% of the net assets acquired will be established.

The initial accounting for this business combination has not been finalised as the most recent stage of the acquisition to take the group’s investment to 54.78% completed on 2 July 2014 and the financial statements of USL for the year ended 31 March 2014 have not yet been finalised and approved. Accordingly the fair value assessment of USL’s balance sheet including brands acquired and the related deferred tax have not been finalised. It is anticipated that a provisional opening fair value balance sheet of USL will be provided in the 31 December 2014 interim financial information.

A gain of £103 million is expected to be recognised in the 2015 financial statements reflecting the step up in investment from associate to subsidiary. This will be reported as a non-operating exceptional gain in the group’s consolidated accounts in the year ending 30 June 2015.

USL prepares its financial statements under Indian GAAP to 31 March each year and the published summary income statement information for the year ended 31 March 2013 and the consolidated balance sheet information as at 31 March 2013 is set out below, translated at the 30 June 2013 exchange rate of £1 = INR90.35.

	31 March 2013
	INR billion	£ million
Net sales	106	1,173
Loss for the year	(1)	(11)
Total comprehensive income	2	17

	31 March 2013
	INR billion	£ million
Non-current assets	105	1,157
Current assets	59	656
Total assets	164	1,813
Non-current liabilities	(51)	(567)
Current liabilities	(65)	(716)
Total liabilities	(116)	(1,283)
Net assets	48	530

At 30 June 2014 the share price of USL was INR 2396 and the market value of the group’s 28.78% investment was INR 100.2 billion (£974 million).

(c) Income statement information for the three years ended 30 June 2014 and balance sheet information as at 30 June 2014 and 30 June 2013 of Moët Hennessy, other associates and joint ventures excluding USL, aggregating 100% of the results of each investment, is set out below:

	2014		2013		2012
	Moët Hennessy* £ million	Others £ million	Moët Hennessy* £ million	Others (restated) £ million	Moët Hennessy* £ million	Others (restated) £ million
Net sales	3,329	1,164	3,463	1,058	3,218	1,488
Profit for the year	722	27	677	(12)	603	81
Total comprehensive income	639	27	620	(18)	649	77

*                Moët Hennessy prepares its financial statements under IFRS as adopted by the EU in euros to 31 December each year. The results are adjusted for alignment to Diageo accounting policies and are not the same as the Wines & Spirits division of LVMH, translated at £1 = €1.20 (2013 – £1 = €1.21; 2012 – £1 = €1.18).

Financial statements (continued)

	2014		2013
	Moët Hennessy* £ million	Others £ million	Moët Hennessy* £ million	Others (restated) £ million
Non-current assets	3,498	647	3,703	733
Current assets	5,312	427	5,661	467
Total assets	8,810	1,074	9,364	1,200
Non-current liabilities	(924)	(234)	(1,025)	(308)
Current liabilities	(1,558)	(302)	(1,857)	(239)
Total liabilities	(2,482)	(536)	(2,882)	(547)
Net assets	6,328	538	6,482	653

*                Including acquisition fair value adjustments principally in respect of Moët Hennessy’s brands and translated at £1 = €1.25 (2013 – £1 = €1.17).

(d) Information on transactions between the group and its associates and joint ventures is disclosed in note 21.

(e) Investments in associates and joint ventures comprise the cost of shares, less goodwill written off on acquisitions prior to 1 July 1998 of £2,144 million (2013 – £1,465 million), plus the group’s share of post acquisition reserves of £1,057 million (2013 – £1,056 million).

(f) The associates and joint ventures have not reported in their latest financial statements any material contingent liabilities.

7. TAXATION

Accounting policies

Current tax is based on taxable profit for the year. Taxable profit is different from accounting profit due to temporary differences between accounting and tax treatments, and due to items that are never taxable or tax deductible. Tax benefits are not recognised unless it is probable that the tax positions are sustainable. Once considered to be probable, tax benefits are reviewed each year to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. Tax provisions are included in current liabilities. Interest and penalties on tax liabilities are provided for in the tax charge.

Full provision for deferred tax is made for temporary differences between the carrying value of assets and liabilities for financial reporting purposes and their value for tax purposes. The amount of deferred tax reflects the expected recoverable amount and is based on the expected manner of recovery or settlement of the carrying amount of assets and liabilities, using the basis of taxation enacted or substantively enacted by the balance sheet date. Deferred tax assets are not recognised where it is more likely than not that the assets will not be realised in the future. No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where the group is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance.

Critical accounting estimates and judgements

The group is required to estimate the corporate tax in each of the many jurisdictions in which it operates. The recognition of tax benefits and assessment of provisions against tax benefits requires management judgement. In particular the group is routinely subject to tax audits in many jurisdictions, which by their nature are often complex and can take several years to resolve. Provisions are based on management’s interpretation of country specific tax law and the likelihood of settlement. However the actual tax liabilities could differ from the provision and in such event the group would be required to make an adjustment in a subsequent period which could have a material impact on the group’s profit for the year.

The evaluation of deferred tax assets recoverability requires judgements to be made regarding the availability of future taxable income.

Financial statements (continued)

Analysis of taxation charge for the year

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Current tax
Current year	463	433	312
Adjustments in respect of prior years	(12)	12	51
	451	445	363
Deferred tax
Origination and reversal of temporary differences	(5)	36	99
Changes in tax rates	4	7	15
Adjustments in respect of prior years	(3)	19	534
	(4)	62	648
Taxation on profit from continuing operations	447	507	1,011

Included above are the following amounts in respect of the United Kingdom:

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Current tax
Current year	102	63	18
Adjustments in respect of prior years	(4)	3	13
	98	66	31
Deferred tax
Origination and reversal of temporary differences	(32)	(46)	(10)
Changes in tax rates	4	10	3
Adjustments in respect of prior years	(22)	21	6
	(50)	(15)	(1)
Taxation on profit from continuing operations	48	51	30

Exceptional tax (credits)/charges

The taxation charge includes the following exceptional items:

	2014 £ million	2013 £ million	2012 £ million
Restructuring	(34)	(14)	(25)
Brand impairment	(65)	(16)	(18)
Other	—	3	24
Sale of businesses	—	(28)	—
Loss of future tax amortisation	—	—	524
	(99)	(55)	505

The group has benefited from, and in certain jurisdictions still benefits from, the availability of tax amortisation on some of its principal brands and other intangible assets. In the year ended 30 June 2012 negotiations with tax authorities were concluded, the outcome of which was a favourable change in taxation basis that replaced the benefit of future amortisation resulting in a write off of the related deferred tax assets of £524 million.

Taxation rate reconciliation and factors that may affect future tax charges

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Profit from continuing operations before taxation	2,711	3,057	3,043
Notional charge at UK corporation tax rate of 22.5% (2013 - 23.75%; 2012 - 25.5%)	610	726	776
Elimination of notional tax on share of after tax results of associates and joint ventures	(56)	(46)	(52)
Differences in overseas tax rates	33	(5)	(22)
Items not chargeable	(283)	(331)	(391)
Items not deductible	154	125	100
Changes in tax rates	4	7	15
Adjustments in respect of prior years	(15)	31	585
Tax charge for the year	447	507	1,011

Financial statements (continued)

The table above reconciles the notional taxation charge calculated at the UK tax rate, to the actual total tax charge. As a group operating in multiple countries, the actual tax rates applicable to profits in those countries are different from the UK tax rate. The impact is shown in the table above as differences in overseas tax rates. The group’s worldwide business leads to the consideration of a number of important factors which may affect future tax charges, such as: the levels and mix of profitability in different jurisdictions, transfer pricing regulations, tax rates imposed and tax regime reforms, acquisitions, disposals, restructuring activities, and settlements or agreements with tax authorities.

The group has a number of tax audits ongoing worldwide but does not currently expect material additional tax exposures to arise, above the amounts provided, as and when the audits are concluded.

Deferred tax assets and liabilities

The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax assets/(liabilities):

	Property, plant and equipment £ million	Intangible assets £ million	Post employment plans £ million	Tax losses £ million	Other temporary differences £ million	Total £ million
At 30 June 2012 as previously reported	(166)	(1,449)	187	161	172	(1,095)
Prior year adjustment - IFRS 11	3	12	—	—	—	15
At 30 June 2012 as restated	(163)	(1,437)	187	161	172	(1,080)
Exchange differences	(4)	(41)	6	—	(2)	(41)
Recognised in income statement — continuing operations	3	(48)	(19)	17	(37)	(84)
Recognised in other comprehensive income and equity	—	—	(65)	(70)	105	(30)
Acquisition of businesses	—	—	—	—	10	10
At 30 June 2013 (restated)	(164)	(1,526)	109	108	248	(1,225)
Exchange differences	29	154	(14)	(7)	(17)	145
Recognised in income statement — continuing operations	9	11	17	12	(45)	4
Recognised in income statement — discontinued operations	—	—	—	—	8	8
Recognised in other comprehensive income and equity	—	—	(12)	—	(39)	(51)
At 30 June 2014	(126)	(1,361)	100	113	155	(1,119)

Deferred tax on other temporary differences includes items such as the thalidomide provisions, restructuring provisions, share-based payments and intra group sales of products.

After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2014 £ million	2013 (restated) £ million
Deferred tax assets	246	242
Deferred tax liabilities	(1,365)	(1,467)
	(1,119)	(1,225)

The deferred tax asset of £246 million includes £152 million (2013  – £84 million) arising in jurisdictions with prior year taxable losses. The majority of the asset is in respect of tax losses in the United Kingdom, primarily due to significant pension funding payments. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, most of which can be carried forward indefinitely.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following tax losses.

	2014 £ million	2013 £ million
Capital losses	73	81
Trading losses - indefinite	102	113
Trading losses - expiry dates up to 2023	1	3
	176	197

Financial statements (continued)

Unrecognised deferred tax liabilities

No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where the group is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance. UK legislation largely exempts overseas dividends remitted from UK tax. A tax liability is more likely to arise in respect of withholding taxes levied by the overseas jurisdiction. Deferred tax is provided where there is an intention to distribute earnings, and a tax liability arises. It is impractical to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.

The aggregate amount of temporary differences in respect of investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately £13.3 billion (2013 – £19.1 billion).

8. DISCONTINUED OPERATIONS

Accounting policies

Discontinued operations comprise disposal groups where they represent a major line of business or geographical area of operations or business activities that the group no longer participates in or did not form part of the group’s operations.

Discontinued operations in the year ended 30 June 2014 represent a charge after taxation of £83 million (£91 million less tax of £8 million) in respect of the settlement of thalidomide litigation in Australia and New Zealand and anticipated future payments to thalidomide organisations (2013 – £nil, 2012 – £11 million).

Financial statements (continued)

Operating assets and liabilities

Introduction

This section describes the assets used to generate the group’s performance and the liabilities incurred. Liabilities relating to the group’s financing activities are included in section ‘Risk management and capital structure’ and balance sheet information in respect of associates, joint ventures and taxation are covered in section ‘Results for the year’. This section also provides detailed disclosures on the group’s recent acquisitions and performance and financial position of its defined benefit post employment plans.

9. ACQUISITION OF BUSINESSES AND PURCHASE OF SHARES OF NON-CONTROLLING INTERESTS

Accounting policies

The consolidated financial statements include the results of the company and its subsidiaries together with the group’s attributable share of the results of associates and joint ventures. The results of subsidiaries acquired or sold are included in the income statement from, or up to, the date that control passes.

Business combinations are accounted for using the acquisition method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration payable is measured at fair value and includes the fair value of any contingent consideration.

On the acquisition of a business, or of an interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets including identifiable intangible assets and contingent liabilities acquired. Directly attributable acquisition costs in respect of subsidiary companies acquired are recognised in other external charges as incurred.

The non-controlling interests on the date of acquisition can be measured either at the fair value or at the non-controlling shareholder’s proportion of the net fair value of the identifiable assets assumed. This choice is made separately for each acquisition.

Where the group has issued a put option over shares held by a non-controlling interest, the group derecognises the non-controlling interests and instead recognises a contingent deferred consideration liability for the estimated amount likely to be paid to the non-controlling interest on the exercise of those options. Movements in the estimated liability in respect of put options are recognised in retained earnings.

Transactions with non-controlling interests are recorded directly in retained earnings.

Critical accounting estimates and judgements

For all entities in which the company, directly or indirectly, owns equity a judgement is made to determine whether the investor controls the investee and therefore should fully consolidate the investee. An assessment is carried out to determine whether the group has the rights to the variable returns of the investee and has the ability to affect those returns through its power over the investee. To establish control an analysis is carried out of the substantive and protective rights that the group and the other investors hold. This assessment is dependent on the activities and purpose of the investee and the rights of the other shareholders, such as which party controls the board, executive committee and material policies of the investee. Determining whether the rights that the group holds are substantive requires management judgement.

Where less than 50% of the equity of an investee is held, and the group holds significantly more voting rights than any other vote holder or organised group of vote holders this may be an indicator of de facto control. An assessment is needed to determine all the factors relevant to the relationship with the investee to ascertain whether control has been established and whether the investee should be consolidated as a subsidiary. Where voting power and returns from an investment are split equally between two entities then the arrangement is accounted for as a joint venture.

On an acquisition fair values are attributed to the assets and liabilities acquired. This may involve material judgement to determine these values.

On 15 April 2014 Diageo initiated a tender offer to acquire 26% of the issued share capital of USL. The offer period closed on 19 June, followed by a process to determine which shares had been validly tendered. Under India takeover regulations, the tender offer is not closed until all shareholders have been paid or advised that their tendered shares have been rejected which occurred on 2 July 2014. The directors have carried out an analysis to assess when control passed, and concluded that it occurred on 2 July 2014. Accordingly, USL results will be consolidated from that date.

Financial statements (continued)

Fair value of net assets acquired and cash consideration paid in respect of acquisition of businesses and purchase of shares of non-controlling interests in the three years ended 30 June 2014 were as follows:

	Net assets acquired and consideration
	2014 £ million	2013 £ million	2012 £ million
Brands and computer software	10	109	1,359
Property, plant and equipment	1	43	186
Biological assets	—	1	—
Investments	—	—	8
Inventories	1	16	135
Assets and liabilities held for sale	—	—	58
Other working capital	1	(5)	(49)
Taxation	—	10	(300)
Cash	—	—	97
Borrowings	—	—	(5)
Post employment benefit liabilities	—	(1)	(2)
Fair value of assets and liabilities	13	173	1,487
Goodwill arising on acquisition	16	83	891
Non-controlling interests	(8)	21	(452)
Step acquisition	—	—	(219)
Consideration payable	21	277	1,707
Satisfied by:
Cash consideration paid	28	284	1,577
Deferred/contingent consideration payable	1	(7)	33
Receivables from non-controlling interests	(8)	—	—
Financial liabilities	—	—	97
	21	277	1,707
Cash consideration paid for investments in subsidiaries	28	284	1,577
Cash consideration paid for investment in USL	474	274	—
Cash consideration paid for investments in other associates	2	25	28
Purchase consideration paid in respect of prior year acquisitions	14	9	7
Capital injection in associates	7	52	20
Cash acquired	—	—	(97)
Deposit paid/(refunded)	11	—	(115)
Net cash outflow on acquisition of businesses	536	644	1,420
Purchase of shares of non-controlling interests	37	200	155
Total net cash outflow	573	844	1,575

2014 acquisitions

United Spirits Limited

The group has been increasing its investment in USL in the last two financial years. For further details see note 6.

Other

In the year ended 30 June 2014, the group acquired a 50% controlling interest in a company that owns the ultra premium tequila brand DeLeón. In addition, the group acquired 100% of the super premium tequila brand Peligroso. Net sales and operating profit for these acquisitions were not material for the year ended 30 June 2014.

2014 purchase of non-controlling interests

SJF Holdco

On 2 August 2013, Diageo acquired a 7% equity stake in Sichuan Chengdu Shuijingfang Group Co., Ltd. (SJF Holdco) for a cash consideration of RMB 326 million (£35 million). The acquisition of the additional stake in SJF Holdco brought Diageo’s shareholding to 100% and increased its effective interest in Shuijingfang from 36.9% to 39.7%.

Prior year acquisitions

In previous years, Diageo has made a number of acquisitions of brands, distribution rights and equity interests in drinks businesses. In the two years ended 30 June 2013 the following acquisitions have been made:

Financial statements (continued)

		Fair value of net assets acquired
	Cash paid* £ million	Brands £ million	Goodwill £ million	Other £ million	Location	Principal brands acquired	Status

United Spirits Limited May 2013	274	—	—	—	India	McDowell’s No1 whisky and rum, Old Tavern, Haywards and Bagpiper whisky and other Indian whisky, brandy and rum products	Acquisition of 10.04% investment in United Spirits Limited (see note 6)

SJF Holdco and Shuijingfang** 27 January 2007 to 7 June 2013	267	502	115	46	China	Shui Jing Fang Chinese white spirit	Acquisition of a 93% equity stake in SJF Holdco which owns a 39.7% controlling equity interest in Shuijingfang. The group controlled Shuijingfang from 29 June 2012

Ypióca 9 August 2012	284	145	79	60	Brazil	Ypióca cachaça	Acquisition of 100% of the equity share capital of Ypióca Bebidas S.A.

Meta 9 January 2012	149	55	101	(7)	Ethiopia	Meta beer	Acquisition of 100% of the equity share capital of Meta Abo Brewery Share Company SC

Kenya Breweries 25 November 2011	140	—	—	—	Kenya	Producer of Tusker and other beer products	Acquisition of 20% of Kenya Breweries Ltd not already owned by the group

Mey Içki 23 August 2011	1,294	646	590	58	Turkey	Yenì Raki, Terkirdağ Raki and Istanblue vodka	Acquisition of 100% of the equity share capital of Mey Içki Sanayi ve Ticaret A.Ş.

Zacapa 5 July 2011	120	119	97	31	Guatemala	Zacapa rum	Acquisition of a 50% controlling equity stake in Rum Creations Products Inc

Other***	68	—	—	—

*                   Excludes acquisition transaction costs of £47 million, financial liabilities of £97 million and deferred consideration of £33 million in respect of subsidiaries.

**              Total cash paid for 100% of the shares in SJF Holdco was £302 million. On 29 June 2012 the group consolidated Shuijingfang and created a non-controlling interest of £430 million.

***         Other primarily includes acquisitions in Vietnam, South Africa and the Philippines.

10. INTANGIBLE ASSETS

Accounting policies

Acquired intangible assets are held on the consolidated balance sheet at cost less accumulated amortisation and impairment losses. Acquired brands and other intangible assets are initially recognised at fair value when they are controlled through contractual or other legal rights, or are separable from the rest of the business, and the fair value can be reliably measured. Where these assets are regarded as having indefinite useful economic lives, they are not amortised.

Goodwill represents the excess of the aggregate of the consideration transferred, the value of any non-controlling interests and the fair value of any previously held equity interest in the subsidiary acquired over the fair value of the identifiable net assets acquired. Goodwill arising on acquisitions prior to 1 July 1998 was eliminated against reserves, and this goodwill has not been reinstated. Goodwill arising subsequent to 1 July 1998 has been capitalised.

Amortisation and impairment of intangible assets is based on their useful economic lives and are amortised on a straight-line basis over those lives and reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised and are reviewed for impairment at least annually or when there is an indication that the assets may be impaired. Impairment reviews compare the net carrying value with the recoverable amount (the value in use). Amortisation and any impairment write downs are charged to other operating expenses in the income statement.

Computer software is amortised on a straight-line basis to estimated residual value over its expected useful life. Residual values and useful lives are reviewed each year. Subject to these reviews, the estimated useful lives are up to eight years.

Critical accounting estimates and judgements

Assessment of the recoverable value of an intangible asset, the useful economic life of an asset, or that an asset has an indefinite life, requires management judgement.

Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. The tests are dependent on management’s estimates and judgements, in particular in relation to the forecasting of future cash flows, the discount rates applied to those cash flows and the expected long term growth rates. Such estimates and judgements are subject to change as a result of changing economic conditions and actual cash flows may differ from forecasts.

Financial statements (continued)

	Brands £ million	Goodwill £ million	Other intangibles £ million	Computer software £ million	Total £ million
Cost
At 30 June 2012 as previously reported	6,273	1,329	1,220	424	9,246
Prior year adjustment — IFRS 11	(31)	—	—	(4)	(35)
At 30 June 2012 as restated	6,242	1,329	1,220	420	9,211
Exchange differences	108	(2)	38	1	145
Acquisition of businesses	109	83	—	—	192
Other additions	—	—	—	54	54
Disposals	(62)	(15)	(3)	(4)	(84)
At 30 June 2013 (restated)	6,397	1,395	1,255	471	9,518
Exchange differences	(568)	(197)	(134)	(20)	(919)
Acquisition of businesses	10	16	—	—	26
Other additions	—	—	—	44	44
Disposals	—	(1)	—	(2)	(3)
At 30 June 2014	5,839	1,213	1,121	493	8,666
Amortisation and impairment loss
At 30 June 2012 as previously reported	140	17	51	217	425
Prior year adjustment — IFRS 11	(2)	—	—	(2)	(4)
At 30 June 2012 as restated	138	17	51	215	421
Exchange differences	10	1	1	1	13
Amortisation for the year	—	—	4	34	38
Exceptional impairment	50	—	—	—	50
Disposals	(13)	—	(1)	(3)	(17)
At 30 June 2013 (restated)	185	18	55	247	505
Exchange differences	(13)	(6)	(2)	(15)	(36)
Amortisation for the year	—	—	3	44	47
Exceptional impairment	260	—	—	—	260
Disposals	—	—	—	(1)	(1)
At 30 June 2014	432	12	56	275	775
Carrying amount
At 30 June 2014	5,407	1,201	1,065	218	7,891
At 30 June 2013 (restated)	6,212	1,377	1,200	224	9,013
At 30 June 2012 (restated)	6,104	1,312	1,169	205	8,790

(a) Brands

At 30 June 2014, the principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2014 £ million	2013 (restated) £ million
Crown Royal whisky	United States	856	963
Captain Morgan	Global	702	790
Johnnie Walker whisky	Global	625	625
Windsor Premier whisky	Korea	501	499
Smirnoff vodka	Global	482	542
Yenì Raki	Turkey	469	580
Shui Jing Fang Chinese white spirit	Greater China	214	536
Bell’s whisky	South Africa	179	179
Bushmills whiskey	United States	144	144
Seagram’s 7 Crown whiskey	United States	130	147
Ypióca cachaça	Brazil	121	135
Gordon’s gin	Great Britain	119	119
Zacapa rum	Global	112	126
Seagram’s VO whisky	United States	111	125
Other brands		642	702
		5,407	6,212

Financial statements (continued)

The brands are protected by trademarks, which are renewable indefinitely, in all of the major markets where they are sold. There are not believed to be any legal, regulatory or contractual provisions that limit the useful lives of these brands. The nature of the premium drinks industry is that obsolescence is not a common issue, with indefinite brand lives being commonplace, and Diageo has a number of brands that were originally created more than 100 years ago. Accordingly, the directors believe that it is appropriate that the brands are treated as having indefinite lives for accounting purposes and are therefore not amortised.

(b) Goodwill

For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units:

	2014 £ million	2013 £ million
North America – United States	199	209
Western Europe	165	174
Africa, Eastern Europe and Turkey
– East Africa	30	33
– Africa Regional Markets	83	98
– Russia and Eastern Europe	40	42
– Turkey	476	588
Latin America and Caribbean – Paraguay, Uruguay and Brazil	64	74
Asia Pacific – Greater China	107	122
Other cash-generating units	37	37
	1,201	1,377

Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise Diageo’s distribution network to leverage marketing of the acquired products and the extension of the group’s portfolio of brands in new markets around the world.

(c) Other intangibles

Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2014 was £1,053 million (2013 – £1,184 million). All other distribution rights are amortised on a straight-line basis over the length of the distribution arrangements, generally between 10 and 20 years.

(d) Impairment testing

For impairment testing purposes goodwill is allocated to cash-generating units. These calculations are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. The value in use calculations are based on discounted forecast cash flows and terminal values calculated on the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region.

Cash flows

Cash flows are forecast for each brand, other intangible and cash-generating unit for the financial year, which is approved by management and reflects expectations of sales growth, operating costs and margin, based on past experience and external sources of information.

Components of discount rate

The discount rates used are the weighted average cost of capital which reflects the returns on government bonds specific to the cash-generating units to which the goodwill is attributed or returns on government bonds issued by triple ‘A’ rated countries with a maturity of 10 years, and an equity risk premium adjusted for specific industry. Further risk premiums are applied according to management’s assessment of the risks in respect of the individual cash flows. The group applies post-tax discount rates to post-tax cash flows as the valuation calculated using this method closely approximates to applying pre-tax discount rates to pre-tax cash flows.

Financial statements (continued)

Long-term growth rate and period of growth

The terminal growth rates applied at the end of the forecast period are the long term annual inflation rate of the country obtained from external sources. For goodwill, these assumptions are based on the cash-generating unit or group of units to which the goodwill is attributed. For brands, they are based on a weighted average taking into account the country or countries where sales are made. For some intangible assets, management expects to achieve growth, driven by Diageo’s sales, marketing and distribution expertise, which is significantly in excess of the terminal growth rates for the applicable countries or regions. In these circumstances, the recoverable amount is calculated based on a five-year detailed plan and extended by up to an additional five to ten years using the annual growth rate of the real gross domestic product (GDP) of the country or region aggregated with its inflation rate, adjusted to take into account circumstances specific to the group. In the calculation of the terminal recoverable amount, the long term annual inflation rate of the country is used as the terminal growth rate. For certain intangible assets more conservative long term assumptions are applied to calculate the recoverable amount.

For goodwill, these assumptions are based on the cash-generating unit or group of units to which goodwill is attributed. For brands, they are based on a weighted average taking into account the country or countries where sales are made.

The pre-tax discount rates and terminal growth rates used for impairment testing are as follows:

	2014		2013
	Pre-tax discount rate* %	Terminal growth rate %	Pre-tax discount rate* %	Terminal growth rate %
North America – United States	10	2	9	2
Western Europe
– Western Europe	11	2	12	2
– Great Britain	9	2	8	2
– Spain	11	1	13	1
Africa, Eastern Europe and Turkey
– East Africa	21	5	21	5
– Africa Regional Markets	22	5	22	5
– South Africa	16	5	14	5
– Russia and Eastern Europe	14	4	13	5
– Turkey	16	5	15	5
Latin America and Caribbean - Paraguay, Uruguay and Brazil	18	5	17	5
Asia Pacific
– South East Asia	15	5	14	4
– Korea	11	3	10	3
– Greater China	12	3	12	3

*Before additional risk premiums

In the year ended 30 June 2014 exceptional impairment losses of £260 million (2013 - £nil) and £4 million were charged in respect of the Shui Jing Fang brand and property, respectively. Following the change to the deferred tax liability attributable to the brand of £65 million the net exceptional loss was £199 million of which £120 million was attributable to the non-controlling interest. This impairment arose following an increase in the pre-tax discount rate (2014 - 16%; 2013 – 14.5%) and a change in the forecast growth assumptions for the Shui Jing Fang brand primarily due to the downturn in the super premium baijiu category as a result of government anti-extravagance measures in China, the principal market of the Shui Jing Fang brand.In the year ended 30 June 2013 an exceptional impairment charge of £50 million was in respect of the Cacique brand (2012 – £59 million).

(e) Sensitivity to change in key assumptions

The Shui Jing Fang brand would be further impaired, against its current carrying value, if there is an increase in discount rate of 1ppt, a decrease in long term growth rate of 1ppt or a decrease in forecast annual cash flows of 10% by £21 million, £9 million or £23 million, respectively.

Goodwill allocated to the Greater China cash-generating unit would be impaired if there is an increase in discount rate of 1ppt or a decrease in forecast annual cash flows of 10% by £9 million or £22 million, respectively.

Impairment testing for the year ended 30 June 2014 has identified the Windsor Premier brand as being sensitive to reasonably possible changes in assumptions due to the challenging whisky market in Korea. An impairment charge of approximately £30 million would be required if forecast annual cash flows decreased by 20%.

It remains possible that changes in assumptions used to support Windsor Premier, Shui Jing Fang brands and goodwill allocated to Greater China could be in excess of those indicated above.

Financial statements (continued)

For all intangibles with an indefinite life, other than those mentioned above, management has concluded that no reasonable possible change in the key assumptions on which it has determined the recoverable amounts would cause their carrying values to exceed their recoverable amounts.

11. PROPERTY, PLANT AND EQUIPMENT

Accounting policies

Land and buildings are stated at cost less accumulated depreciation. Freehold land is not depreciated. Leaseholds are depreciated over the unexpired period of the lease. Other property, plant and equipment are depreciated on a straight-line basis to estimated residual values over their expected useful lives, and these values and lives are reviewed each year. Subject to these reviews, the estimated useful lives fall within the following ranges: buildings – 10 to 50 years; within plant and equipment casks and containers – 15 to 50 years; other plant and equipment – 5 to 25 years; fixtures and fittings – 5 to 10 years; and returnable bottles and crates – 5 to 10 years.

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

	Land and buildings £ million	Plant and equipment £ million	Fixtures and fittings £ million	Returnable bottles and crates £ million	Under construction £ million	Total £ million
Cost
At 30 June 2012 as previously reported	1,223	2,785	126	408	426	4,968
Prior year adjustment - IFRS 11	(10)	(84)	—	—	—	(94)
At 30 June 2012 as restated	1,213	2,701	126	408	426	4,874
Exchange differences	14	45	3	13	8	83
Acquisition of businesses	26	17	—	—	—	43
Other additions	35	258	10	42	417	762
Disposals	(13)	(96)	(5)	(17)	(4)	(135)
Transfers	50	376	(9)	53	(470)	—
At 30 June 2013 (restated)	1,325	3,301	125	499	377	5,627
Exchange differences	(97)	(270)	(13)	(61)	(28)	(469)
Acquisition of businesses	1	—	—	—	—	1
Other additions	68	204	18	32	318	640
Disposals	(49)	(221)	(10)	(17)	—	(297)
Transfers	85	205	—	24	(314)	—
At 30 June 2014	1,333	3,219	120	477	353	5,502
Depreciation
At 30 June 2012 as previously reported	346	1,314	84	252	—	1,996
Prior year adjustment - IFRS 11	(4)	(49)	—	—	—	(53)
At 30 June 2012 as restated	342	1,265	84	252	—	1,943
Exchange differences	8	29	1	9	—	47
Depreciation charge for the year	45	194	10	38	—	287
Exceptional accelerated depreciation	—	23	—	—	—	23
Disposals	(10)	(75)	(5)	(8)	—	(98)
Transfers	1	—	(1)	—	—	—
At 30 June 2013 (restated)	386	1,436	89	291	—	2,202
Exchange differences	(31)	(118)	(10)	(31)	—	(190)
Depreciation charge for the year	75	170	11	41	—	297
Exceptional accelerated depreciation and impairment	1	19	1	—	4	25
Disposals	(40)	(209)	(10)	(6)	—	(265)
At 30 June 2014	391	1,298	81	295	4	2,069
Carrying amount
At 30 June 2014	942	1,921	39	182	349	3,433
At 30 June 2013 (restated)	939	1,865	36	208	377	3,425
At 30 June 2012 (restated)	871	1,436	42	156	426	2,931

Financial statements (continued)

(a) The net book value of land and buildings comprises freeholds of £862 million (2013 – £851 million), long leaseholds of £36 million (2013 – £36 million) and short leaseholds of £44 million (2013 – £52 million). Depreciation was not charged on £129 million (2013 – £143 million) of land.

(b) At 30 June 2014, tangible fixed assets held under finance leases amounted to £303 million (2013 – £286 million), principally in respect of plant and equipment. Depreciation on these assets was £20 million (2013 – £21 million).

(c) Property, plant and equipment is net of a government grant of £108 million (2013 – £121 million) received in prior years in respect of the construction of a rum distillery in the United States Virgin Islands.

12. OTHER INVESTMENTS

Accounting policies

Available-for-sale investments are non-derivative financial assets that are either designated as such upon initial recognition or not classified in any of the other financial assets categories. They are included in non-current assets. Subsequent to initial measurement, available-for-sale investments are stated at fair value. Gains and losses arising from the changes in fair value are recognised in other comprehensive income until the investment is disposed of or impaired, when the accumulated gains and losses are recycled to the income statement. Interest and dividends from available-for-sale investments are recognised in the consolidated income statement.

Loans receivable are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They are subsequently measured at amortised cost using the effective interest method less allowance for impairment. Allowances are made where there is evidence of a risk of non-payment taking into account ageing, previous experience and general economic conditions.

	United Spirits Limited £ million	Loans (b) £ million	Other £ million	Total £ million
Cost less allowances or fair value
At 30 June 2012	—	87	10	97
Exchange differences	(18)	(10)	2	(26)
Additions	283	20	—	303
Repayments	—	(41)	—	(41)
Fair value adjustment	85	—	—	85
Allowances charged during the year	—	(6)	—	(6)
At 30 June 2013	350	50	12	412
Exchange differences	(6)	(6)	1	(11)
Additions	—	26	—	26
Repayments and disposals	—	(19)	(6)	(25)
Fair value adjustment	55	—	—	55
Transfer to associates (a)	(399)	—	—	(399)
Allowances reversed during the year	—	5	—	5
At 30 June 2014	—	56	7	63

(a) On the acquisition of a 10.04% investment in USL in the year ended 30 June 2013 USL was accounted for as an available-for-sale investment. On the acquisition of an additional 14.98% investment in USL on 4 July 2013, USL became an associate and the fair value at that date was transferred to investments in associates. See note 6.

(b) Loans comprise £33 million (2013 – £29 million; 2012 – £57 million) of loans to associates in South Africa and £23 million (2013 – £21 million; 2012 – £30 million) of loans to customers and other third parties, after allowances of £9 million (2013 – £27 million; 2012 – £28 million).

Financial statements (continued)

13. POST EMPLOYMENT BENEFITS

Accounting policies

The group’s principal pension funds are defined benefit plans. In addition, the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded defined benefit post employment liabilities. For post employment plans, other than defined contribution plans, the amount charged to operating profit is the cost of accruing pension benefits promised to employees over the year, plus any changes arising on benefits granted to members by the group during the year. Net finance charges comprise the net deficit/asset on the plans at the beginning of the financial year, adjusted for cash flows in the year, multiplied by the discount rate for plan liabilities. The differences between the fair value of the plans’ assets and the present value of the plans’ liabilities are disclosed as an asset or liability on the consolidated balance sheet. Any differences due to changes in assumptions or experience are recognised in other comprehensive income. The amount of any pension fund asset recognised on the balance sheet is limited to any future refunds from the plan or the present value of reductions in future contributions to the plan.

Contributions payable by the group in respect of defined contribution plans are charged to operating profit as incurred.

Critical accounting estimates and judgements

Application of IAS 19 requires the exercise of judgement in relation to various assumptions including future pay rises, inflation and discount rates and employee and pensioner demographics.

Diageo determines the assumptions on a country by country basis in conjunction with its actuaries, and believes these assumptions to be in line with best practice, but the application of different assumptions could have a significant effect on the amounts reflected in the income statement, other comprehensive income and balance sheet. There may be also interdependency between some of the assumptions.

(a) Post employment benefit plans

The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. The majority of the plans are defined benefit plans and are funded by payments to separately administered trusts or insurance companies. The group also operates a number of plans that are generally unfunded, primarily in the United States, which provide employees post employment medical costs.

The principal plans are in the United Kingdom, Ireland and the United States where benefits are based on employees’ length of service and salary at retirement. All valuations were performed by independent actuaries using the projected unit credit method to determine pension costs. The most recent valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom*	31 March 2012
Ireland**	30 December 2012
United States	1 January 2014

*            In the United Kingdom, the Diageo Pension Scheme (the UK Scheme) closed to new members in November 2005. Employees who have joined Diageo in the United Kingdom since the defined benefit scheme closed have been eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit pension plan).

**     The Guinness Ireland Group Pension Scheme in Ireland (the Irish Scheme) closed to new members in May 2013. Employees who have joined Diageo in Ireland since the defined benefit scheme closed have been eligible to become members of a personal retirement savings account.

The assets of the UK and Irish pension plans are held in separate trusts administered by trustees who are required to act in the best interests of the plans’ beneficiaries. For the UK Scheme, the trustee is Diageo Pension Trust Limited. As required by legislation, one-third of the directors of the Trust are nominated by the members of the UK Scheme, two member nominated directors have been appointed from the pensioner member community and two from the active member community.

Financial statements (continued)

For the Irish Scheme Diageo Ireland makes four nominations and appoints three further candidates nominated by representative groupings.

As disclosed in note 1, the group has adopted IFRS 11 and the amendment to IAS 19 from 1 July 2013. All comparative prior year figures have been restated in compliance with these changes.

The amounts charged to the consolidated income statement for the group’s defined benefit post employment plans and the consolidated statement of comprehensive income for the three years ended 30 June 2014 are as follows:

Comprehensive income

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Current service cost and administrative expenses	(118)	(115)	(120)
Past service exceptional gains	—	3	115
Gains on curtailments and settlements	26	8	5
Charge to operating profit	(92)	(104)	—
Net finance charge in respect of post employment plans (note 5)	(12)	(38)	(37)
Charge before taxation*	(104)	(142)	(37)
Actual returns less amounts included in finance income	306	349	98
Experience gains	24	71	6
Changes in financial assumptions	(453)	(298)	(542)
Changes in demographic assumptions	(49)	1	(12)
Other comprehensive (loss)/income	(172)	123	(450)
Changes in the surplus restriction	3	(4)	12
Total other comprehensive (loss)/income	(169)	119	(438)

* The charge before taxation comprises:

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
United Kingdom	(39)	(71)	12
Ireland	(28)	(26)	(3)
United States	(25)	(28)	(29)
Other	(12)	(17)	(17)
	(104)	(142)	(37)

In addition to the charge in respect of defined benefit post employment plans, contributions to the group’s defined contribution plans were £15 million (2013 – £13 million; 2012 – £13 million).

The movement in the net deficit for the two years ended 30 June 2014 is set out below:

	Plan assets £ million	Plan liabilities £ million	Net deficit £ million
At 30 June 2012 previously reported	6,165	(7,249)	(1,084)
Prior year adjustment - IFRS 11	(33)	42	9
At 30 June 2012 as restated	6,132	(7,207)	(1,075)
Exchange differences	79	(111)	(32)
Acquisition of businesses	—	(1)	(1)
Charge before taxation	265	(407)	(142)
Other comprehensive income/(loss)*	349	(226)	123
Contributions by the group	591	—	591
Employee contributions	4	(4)	—
Benefits paid	(338)	338	—
At 30 June 2013 (restated)	7,082	(7,618)	(536)
Exchange differences	(164)	215	51
Charge before taxation	307	(411)	(104)
Other comprehensive income/(loss)*	306	(478)	(172)
Contributions by the group	288	—	288
Employee contributions	3	(3)	—
Benefits paid	(342)	342	—
At 30 June 2014	7,480	(7,953)	(473)

* Excludes surplus restriction.

Financial statements (continued)

The plan assets and liabilities by type of the post employment benefit any country is analysed below:

	2014		2013 (restated)
	Plan assets £ million	Plan liabilities £ million	Plan assets £ million	Plan liabilities £ million
Pensions
United Kingdom	5,496	(5,380)	5,223	(5,018)
Ireland	1,385	(1,695)	1,277	(1,700)
United States	369	(399)	356	(408)
Others	218	(235)	212	(247)
Post employment medical	1	(203)	1	(191)
Other post employment	11	(41)	13	(54)
	7,480	(7,953)	7,082	(7,618)

The balance sheet analysis of the post employment plans is as follows:

	2014		2013 (restated)
	Non- current assets £ million	Non- current liabilities £ million	Non- current assets £ million	Non- current liabilities £ million
Funded plans	251	(488)	312	(614)
Unfunded plans	—	(238)	—	(239)
	251	(726)	312	(853)

(b) Principal risks, and assumptions

The material post employment plans are not exposed to any unusual, entity specific or scheme specific risks but there are general risks:

Inflation — the majority of the plans’ obligations are linked to inflation. Higher inflation will lead to increased liabilities which is partially offset by holdings of inflation linked gilts and swaps and the plans provide for caps on the level of inflationary increases.

Interest rate — The plan liabilities are determined using discount rates derived from yields on AA-rated corporate bonds. A decrease in corporate bond yields will increase plan liabilities though this will be partially offset by an increase in the value of the bonds held by the post employment plans.

Mortality — The majority of the obligations are to provide benefits for the life of the members and their partners so any increase in life expectancy will result in an increase in the plans’ liabilities.

Asset returns — Assets held by the pension plans are invested in a diversified portfolio of equities, bonds and other assets. Volatility in asset values will lead to movements in the net asset/(deficit) reported in the consolidated balance sheet for post employment plans which in addition will also impact the post employment expense in the consolidated income statement.

Financial statements (continued)

The following weighted average assumptions were used to determine the group’s deficit/surplus in the main post employment plans at 30 June in the relevant year. The assumptions used to calculate the charge/credit in the consolidated income statement for the year ended 30 June are based on the assumptions disclosed as at the previous 30 June.

	United Kingdom			Ireland			United States**
	2014%	2013%	2012%	2014%	2013%	2012%	2014%	2013%	2012%
Rate of general increase in salaries*	4.4	4.4	4.0	2.5	3.1	3.7	—	—	—
Rate of increase to pensions in payment	3.5	3.6	3.2	1.7	1.8	1.8	—	—	—
Rate of increase to deferred pensions	2.3	2.3	2.0	1.5	1.7	1.7	—	—	—
Discount rate for plan liabilities	4.2	4.6	4.5	3.0	3.6	4.1	4.2	4.5	4.1
Inflation - CPI	2.3	2.3	2.0	1.5	1.7	1.7	2.1	1.8	1.9
Inflation - RPI	3.3	3.3	2.9	—	—	—	—	—	—

*                 The salary increase assumptions include an allowance for age related promotional salary increases.

**           The salary increase assumption in the United States is not a significant assumption as only a minimal amount of members’ pension entitlement is dependent on a member’s projected final salary.

For the main UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom*			Ireland**			United States
	2014 Age	2013 Age	2012 Age	2014 Age	2013 Age	2012 Age	2014 Age	2013 Age	2012 Age
Retiring currently at age 65
Male	86.4	86.3	86.2	85.9	85.7	85.8	86.6	84.5	84.4
Female	88.4	88.3	88.2	88.6	88.5	88.4	88.8	86.4	86.3
Currently aged 45, retiring at age 65
Male	88.9	88.3	88.3	88.8	88.6	87.6	88.3	86.0	85.9
Female	91.0	90.5	90.5	91.5	91.3	90.2	90.5	87.2	87.2

*                 Based on the CMI birth year tables with scaling factors based on the experience of the plan and with suitable future improvements.

**           Based on the “00” series of mortality tables with scaling factors based on the experience of the plan and with suitable future improvements.

For the significant assumptions, the following sensitivity analyses give an estimate of the potential impacts on the consolidated income statement for the year ended 30 June 2014 and on the plan liabilities at 30 June 2014:

	United Kingdom			Ireland			United States and other
	Operating profit £ million	Profit after taxation £ million	Plan liabilities* £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities* £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities* £ million
Effect of 0.5% increase in discount rate	24	19	403	6	5	134	2	1	29
Effect of 0.5% decrease in discount rate	(22)	(17)	(458)	(6)	(5)	(153)	(2)	(1)	(31)
Effect of 0.5% increase in inflation	(21)	(16)	(373)	(6)	(5)	(93)	(1)	(1)	(12)
Effect of 0.5% decrease in inflation	18	14	334	5	4	86	1	1	11
Effect of one year increase in life expectancy	(10)	(8)	(211)	(2)	(2)	(57)	(2)	(1)	(17)

(1)                                 The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions and may not be representative of the actual change. Each sensitivity is calculated on a change in the key assumption while holding all other assumptions constant.

*                                         The estimated effect on the liabilities excludes the impact of any interest rate and inflation swaps entered into by the pension plans.

Financial statements (continued)

(c) Investment and hedging strategy

The investment strategy for the group’s funded post employment plans is decided locally by the trustees of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The objective of the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, while taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using the funds of the plans to invest in a variety of asset classes that are expected over the long term to deliver a target rate of return. The majority of the investment strategies have significant amounts allocated to equities, with the intention that this will result in the ongoing cost to the group of the post employment plans being lower over the long term, within acceptable boundaries of risk. Significant amounts are invested in bonds in order to provide a natural hedge against movements in the liabilities of the plans. At 30 June 2014, approximately 37% and 73% (2013 – 30% and 77%) of the UK Scheme’s liabilities were hedged against future movements in interest rates and inflation, respectively, through the use of swaps and gilts. At 30 June 2014, approximately 33% and 52% (2013 – 37% and 45%) of the Irish Scheme’s liabilities were hedged against future movements in interest rates and inflation, respectively, through the use of swaps.

The discount rates used are based on the yields of high quality fixed income investments. For the UK plans, which represent approximately 68% of total plan liabilities, the discount rate is determined by reference to the yield curves of AA rated corporate bonds for which the timing and amount of cash outflows are similar to those of the plans. A similar process is used to determine the discount rates used for the non-UK plans.

The fair value of plan assets is as follows:

	2014				2013 (restated)
	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million
Equities
Quoted	1,222	433	249	1,904	1,289	468	315	2,072
Unquoted and private equity	281	2	22	305	299	2	23	324
Bonds
Fixed-interest government	319	64	36	419	347	65	67	479
Inflation-linked government	857	100	4	961	684	203	3	890
Investment grade corporate	835	362	210	1,407	820	162	94	1,076
Non-investment grade	224	12	11	247	110	18	3	131
Loan securities	469	143	—	612	359	60	—	419
Repurchase agreements	710	—	—	710	553	—	—	553
Property - unquoted	525	75	8	608	484	72	9	565
Hedge funds	202	127	—	329	209	129	—	338
Interest rate and inflation swaps	(295)	60	—	(235)	(161)	55	—	(106)
Cash and other	147	7	59	213	230	43	68	341
Total bid value of assets	5,496	1,385	599	7,480	5,223	1,277	582	7,082

•                  The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long term.

•                  Within the Irish Scheme’s plan assets above there is £0.6 million invested in the ordinary shares of Diageo plc.

Total cash contributions by the group to all post employment plans in the year ending 30 June 2015 are expected to be £185 million.

(d) Deficit funding arrangements

UK plans

In the year ended 30 June 2011 the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2014 held inventory with a book value of £634 million (2013 – £695 million). The partnership is fully consolidated in the group financial statements. The UK Scheme has a limited interest in the partnership, and as a partner, is entitled to a distribution from the profits of the partnership which for the year ended 30 June 2014 was £25 million (2013 – £25 million) and is expected to be approximately the same amount for the next 10 years.

In 2024 the group will be required, dependent upon the funding position of the UK Scheme at that time, to pay an amount expected to be no greater than the deficit at that time, up to a maximum of £430 million in cash, to the UK Scheme to buy out the UK Scheme’s interest in the partnership. If the UK Scheme is in surplus at an actuarial triennial valuation without allowing for the value of the PFP, then Diageo can exit the PFP with the agreement of the trustees. The group has also agreed to make conditional contributions into escrow if the deficit at the 2015 or 2018 actuarial triennial valuation is in excess of £211 million and £84 million, respectively. The escrow account would be payable to the UK Scheme by 31 March 2019.

Financial statements (continued)

During the year ended 30 June 2013 the group made an additional one off cash contribution of £400 million to the UK Scheme.

Irish plans

The group has also agreed a deficit funding arrangement with the trustees of the Irish Scheme under which it contributes to the Irish Scheme €21 million (£17 million) per annum until the year ending 30 June 2029. The agreement also provides for additional cash contributions into escrow of up to €188 million (£150 million) if an equivalent reduction in the deficit is not achieved over the 18 year period from 2010 to 2028. As part of this funding plan, Diageo has granted to the Irish Scheme a contingent asset comprising mortgages over certain land and buildings and fixed and floating charges over certain receivables of the group up to a value of €200 million (£160 million). During the year ended 30 June 2014 the group made an additional one off cash contribution of €100 million (£85 million) to the Irish plans.

(e) Timing of benefit payments

The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

	United Kingdom		Ireland		United States
	2014 £ million	2013 £ million	2014 £ million	2013 £ million	2014 £ million	2013 £ million
Maturity analysis of benefits expected to be paid
Within one year	217	217	73	79	34	37
Between 1 to 5 years	804	786	360	392	134	145
Between 6 to 15 years	2,525	2,474	718	789	307	324
Between 16 to 25 years	2,925	2,921	701	792	230	244
Beyond 25 years	6,882	7,219	1,297	1,569	236	281
Total	13,353	13,617	3,149	3,621	941	1,031

	years	years	years	years	years	years
Average duration of the defined benefit obligation	17	16	18	17	12	11

The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including inflation. They are disclosed undiscounted and therefore appear large relative to the discounted value of the plan liabilities recognised in the consolidated balance sheet. They are in respect of benefits that have accrued at the balance sheet date and make no allowance for any benefits accrued subsequently.

(f) Related party disclosures

Information on transactions between the group and its pension plans is given in note 21.

14. WORKING CAPITAL

Accounting policies

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

Trade and other receivables are initially recognised at fair value less transaction costs and subsequently carried at amortised costs less any allowance for discounts and doubtful debts.

Trade and other payables are initially recognised at fair value including transaction costs and subsequently carried at amortised costs.

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

Financial statements (continued)

Inventories

	2014 £ million	2013 (restated) £ million
Raw materials and consumables	306	346
Work in progress	59	63
Maturing inventories	3,300	3,182
Finished goods and goods for resale	557	616
	4,222	4,207

Maturing inventories include whisky, rum, wines and Chinese white spirits. The following amounts of inventories are expected to be utilised after more than one year:

	2014 £ million	2013 (restated) £ million
Raw materials and consumables	84	50
Maturing inventories	2,635	2,668
	2,719	2,718

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2014 £ million	2013 £ million
Balance at beginning of the year	64	52
Exchange differences	(6)	—
Income statement charge	14	20
Utilised	(20)	(8)
	52	64

Trade and other receivables

	2014		2013 (restated)
	Current assets £ million	Non-current assets £ million	Current assets £ million	Non-current assets £ million
Trade receivables	2,004	—	2,021	—
Interest receivable	20	—	19	—
Other receivables	286	94	235	104
Prepayments	142	13	124	23
Accrued income	47	—	38	—
	2,499	107	2,437	127

As at 30 June 2014 non-current other receivables includes £87 million (2013 – £87 million) in respect of the assessment of excise duties made by the Korean customs authorities (see note 19(c)).

At 30 June 2014, approximately 13% and 21% of the group’s trade receivables of £2,004 million are due from counterparties based in the United Kingdom and in the United States, respectively.

The aged analysis of trade receivables, net of allowance, is as follows:

	2014 £ million	2013 (restated) £ million
Not overdue	1,895	1,936
Overdue 1 – 30 days	46	45
Overdue 31 – 60 days	22	11
Overdue 61 – 90 days	10	5
Overdue 91 – 180 days	16	7
Overdue more than 180 days	15	17
	2,004	2,021

Financial statements (continued)

Trade and other receivables are disclosed net of allowance for doubtful debts, an analysis of which is as follows:

	2014 £ million	2013 £ million
Balance at beginning of the year	65	58
Exchange differences	(3)	1
Income statement charge	10	13
Written off	(9)	(7)
	63	65

Trade and other payables

	2014		2013 (restated)
	Current liabilities £ million	Non-current liabilities £ million	Current liabilities £ million	Non-current liabilities £ million
Trade payables	903	—	1,087	—
Interest payable	101	—	178	—
Tax and social security excluding income tax	494	3	533	—
Other payables	494	81	409	104
Accruals	785	—	986	—
Deferred income	23	10	19	14
	2,800	94	3,212	118

Interest payable at 30 June 2014 includes interest on non-derivative financial instruments of £91 million (2013 – £168 million).

Provisions

	Thalidomide £ million	Restructuring £ million	Other £ million	Total £ million
At 30 June 2013	164	71	130	365
Exchange differences	—	(7)	(5)	(12)
Provisions charged during the year	41	59	12	112
Provisions utilised during the year	(14)	(35)	(40)	(89)
Unwinding of discounts	9	—	—	9
At 30 June 2014	200	88	97	385
Current liabilities	22	75	35	132
Non-current liabilities	178	13	62	253
	200	88	97	385

(a) Provisions have been established in respect of the discounted value of the group’s commitment to the UK Thalidomide Trust. These will be utilised over the period of the commitments up to 2037.

(b) The group is engaged in a number of restructuring programmes, which involve the rationalisation of certain operations around the world. Employee charges, incremental costs in respect of service contract and information systems infrastructure charges in connection with the programmes are recognised in the restructuring provision, which is expected to be substantially utilised by 30 June 2015 (see note 4(a)-(e)).

(c) The largest item in other provisions is £42 million (2013 – £52 million) in respect of employee deferred compensation plans which will be utilised when employees leave the group.

Financial statements (continued)

Risk management and capital structure

Introduction

This section sets out the policies and procedures applied to manage the group’s capital structure and the financial risks the group is exposed to. Diageo considers the following components of its balance sheet to be capital: borrowings and equity. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels.

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Accounting policies

Financial assets and liabilities are initially recorded at fair value including any directly attributable transaction costs. For those financial assets that are not subsequently held at fair value, the group assesses whether there is evidence of impairment at each balance sheet date.

The group classifies its financial assets and liabilities into the following categories: loans and receivables, available-for-sale investments, financial assets and liabilities at fair value through profit and loss and other financial liabilities at amortised cost.

The accounting policies for available-for-sale investments and loans are described in note 12, for trade and other receivables in note 14 and for cash and cash equivalents in note 16.

Financial assets and liabilities at fair value through profit or loss include derivative assets and liabilities. Where financial assets or liabilities are eligible to be carried at either amortised cost or fair value the group does not apply the fair value option.

Derivative financial instruments are carried at fair value using a discounted cash flow technique based on market data applied consistently for similar types of instruments. Gains and losses on derivatives that do not qualify for hedge accounting treatment are taken to the income statement as they arise.

Other financial liabilities are carried at amortised cost unless they are part of a fair value hedge relationship. The difference between the initial carrying amount of the financial liabilities and their redemption value is recognised in the income statement over the contractual terms using the effective interest rate method.

Hedge accounting

The group designates and documents certain derivatives as hedging instruments against changes in fair value of recognised assets and liabilities (fair value hedges), highly probable forecast transactions or the cash flow risk from a change in exchange or interest rates (cash flow hedges) and hedges of net investments in foreign operations (net investment hedges). The effectiveness of such hedges is assessed at inception and at least on a quarterly basis, using prospective and retrospective testing. Methods used for testing effectiveness include dollar offset, critical terms, regression analysis and hypothetical derivative method.

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

The group’s funding, liquidity and exposure to foreign currency and interest rate risks are managed by the group’s treasury department. The treasury department uses a range of financial instruments to manage these underlying risks.

Treasury operations are conducted within a framework of board-approved policies and guidelines, which are recommended and monitored by the finance committee, chaired by the chief financial officer. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk which are periodically reviewed by the board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board-approved strategies. Transactions arising from the application of this flexibility may give rise to exposures different from the defined benchmark levels that are separately monitored on a daily basis using Value at Risk analysis. These transactions are carried at fair value and gains or losses are taken to the income statement as they arise. In the year ended 30 June 2014 and 30 June 2013 gains and losses on these transactions were not material. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.

The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains insurable risk where external insurance is not considered an economic means of mitigating these risks.

Financial statements (continued)

The finance committee receives monthly reports on the activities of the treasury department, including any exposures different from the defined benchmarks.

(a) Currency risk

The group presents its consolidated financial statements in sterling and conducts business in many currencies. As a result, it is subject to foreign currency risk due to exchange rate movements, which will affect the group’s transactions and the translation of the results and underlying net assets of its operations. To manage the currency risk the group uses certain financial instruments. Where hedge accounting is applied, hedges are documented and tested for effectiveness on an ongoing basis. Diageo expects hedges entered into to continue to be effective and therefore does not expect the impact of ineffectiveness on the consolidated income statement to be material.

Hedge of net investment in foreign operations

The group hedges certain portion of its exposure to fluctuations in the sterling value of its foreign operations by designating net borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. The group’s policy is to maintain total net investment Value at Risk below £1 billion with additional limits for individual currencies, where Value at Risk is defined as the maximum amount of loss not exceeded over a one year period with a 95% probability confidence level.

Net borrowings designated in net investment hedge relationships amounted to £3,749 million as at 30 June 2014 (2013 – £5,539 million; 2012 – £4,249 million).

Hedge of foreign currency debt

The group uses cross currency interest rate swaps to hedge the foreign currency risk associated with certain foreign currency denominated borrowings.

Transaction exposure hedging

The group’s policy is to hedge up to 24 months forecast transactional foreign currency risk in the three major currency pairs (US dollar/sterling, euro/sterling and euro/US dollar) targeting 75% coverage of the current financial year and up to 18 months for other currency pairs.

(b) Interest rate risk

The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the board, primarily through issuing fixed and floating rate borrowings and commercial papers, and by utilising interest rate derivatives. These practices aim to minimise the group’s net finance charges with acceptable year on year volatility. To facilitate operational efficiency and effective hedge accounting, the group’s policy is to maintain fixed rate borrowings within a band of 40% to 60% of forecast net borrowings. Due to the exceptionally low interest rate environment in the prior years, the board approved an exception to this policy in June 2012, permitting fixed rate debt to reach up to 100% of forecast gross debt. As at 30 June 2014 the fixed rate borrowings have returned within the 40% to 60% band and the previously granted exception has been removed. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of Diageo’s existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. The group’s net borrowings interest rate profile is as follows:

	2014		2013
	£ million	%	£ million	%
Fixed rate	(4,922)	56	(9,376)	111
Floating rate*	(3,757)	42	1,114	(13)
Impact of financial derivatives and fair value adjustments	(171)	2	(141)	2
Net borrowings	(8,850)	100	(8,403)	100

(1)             The analysis above also includes the impact of interest rate hedging instruments.

*                     The floating rate portion of net borrowings contains cash and cash equivalents, collaterals, floating rate loans and bonds, bank overdrafts and finance lease obligations.

The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate
2014 £ million	2013 (restated) £ million	2012 (restated) £ million	2014%	2013 (restated) %	2012 (restated) %
9,174	8,267	8,306	3.8	4.9	4.6

(1) For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

Financial statements (continued)

(c) Commodity price risk

The group is exposed to commodity price risk. Commodity price risk is managed in line with the principles approved by the board either through long term purchase contracts with suppliers or, where appropriate, derivative contracts. Where derivative contracts are used the commodity price risk exposure is hedged up to 18 months forecasted volume usage with up to 80% coverage. Where derivative contracts are used the group manages exposures principally through exchange-traded futures, forwards, swaps and options.

(d) Market risk sensitivity analysis

The group uses a sensitivity analysis technique that measures the estimated impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2014 and 30 June 2013, for each class of financial instruments with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on the net post employment benefit liability and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

The sensitivity analysis estimates the impact of changes in interest and foreign exchange rates. All hedges are expected to be highly effective for this analysis and it considers the impact of all financial instruments including financial derivatives, cash and cash equivalents, borrowings and other financial assets and liabilities. Actual results in the future may differ from these results materially due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the table below, which therefore should not be considered as projections of likely future events, gains or losses.

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss) (i) (ii)
	2014 £ million	2013 £ million	2014 £ million	2013 £ million
0.5% decrease in interest rates	(8)	7	(5)	14
0.5% increase in interest rates	9	(7)	6	(14)
10% weakening of sterling	(43)	(44)	(664)	(796)
10% strengthening of sterling	35	35	545	650

(i)            The group’s foreign currency debt is used to hedge the net investments in foreign operations and as such the translation of foreign net investments mainly offsets the foreign currency gains or losses on financial instruments recognised in other comprehensive income.

(ii)         Impact on the consolidated statement of comprehensive income includes the impact on the income statement.

(e) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. Credit risk arises on cash balances (including bank deposits and cash and cash equivalents), derivative financial instruments and credit exposures to customers, including outstanding loans, trade and other receivables, financial guarantees and committed transactions.

The carrying amount of financial assets represents the group’s exposure to credit risk at the balance sheet date as disclosed in section (i), excluding the impact of any collateral held or other credit enhancements.

Credit risk is managed separately for financial and business related credit exposures.

Financial credit risk

Diageo aims to minimise its financial credit risk through the application of risk management policies approved and monitored by the board. Counterparties are limited to major banks and financial institutions, primarily with a long term credit rating within the A band or better, and the policy restricts the exposure to any one counterparty by setting credit limits taking into account the credit quality of the counterparty. The group’s policy is designed to ensure that individual counterparty limits are adhered to and that there are no significant concentrations of credit risk. The board also defines the types of financial instruments which may be transacted. The credit risk arising through the use of financial instruments for currency and interest rate risk management is estimated with reference to the fair value of contracts with a positive value, rather than the notional amount of the instruments themselves.

When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a predetermined threshold. At 30 June 2014, the collateral held under these agreements amounted to $65 million (£38 million) and €26 million (£21 million) (2013 – $74 million (£49 million) and €27 million (£23 million)).

Diageo annually reviews the credit limits applied and regularly monitors the counterparties’ credit quality reflecting market credit conditions.

Business related credit risk

Loan, trade and other receivables exposures are managed locally in the operating units where they arise and credit limits are set as deemed appropriate for the customer. There is no significant concentration of credit risk with respect to loans, trade and other receivables as the group has a large number of customers which are internationally dispersed.

Financial statements (continued)

(f) Liquidity risk

Liquidity risk is the risk that Diageo may encounter difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The group uses short term commercial paper to finance its day-to-day operations. The group’s policy with regard to the expected maturity profile of borrowings is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facilities with relationship banks to support commercial paper obligations.

The following tables provide an analysis of the anticipated contractual cash flows including interest payable for the group’s financial liabilities and derivative instruments on an undiscounted basis. Where interest payments are on a floating rate basis, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve prevailing at 30 June 2014 and 30 June 2013. The gross cash flows of derivative contracts are presented for the purposes of this table, although in practice, the group uses netting arrangements to reduce its liquidity requirements on these instruments.

Contractual cash flows

	Due within 1 year £ million	Due between 1 and 3 years £ million	Due between 3 and 5 years £ million	Due after 5 years £ million	Total £ million	Carrying amount at balance sheet date £ million
2014
Borrowings (i)	(1,564)	(1,891)	(1,905)	(3,806)	(9,166)	(9,214)
Interest on borrowings (i), (iii)	(349)	(482)	(345)	(1,522)	(2,698)	(91)
Finance lease capital repayments	(32)	(59)	(48)	(152)	(291)	(291)
Finance lease future interest payments	(15)	(25)	(19)	(29)	(88)	—
Trade and other financial liabilities (ii)	(2,066)	(1,380)	(8)	(3)	(3,457)	(2,223)
Non-derivative financial liabilities	(4,026)	(3,837)	(2,325)	(5,512)	(15,700)	(11,819)
Gross amount receivable from derivatives	246	528	60	719	1,553	—
Gross amount payable on derivatives	(183)	(449)	(75)	(621)	(1,328)	—
Derivative instruments	63	79	(15)	98	225	164
2013 (restated)
Borrowings (i)	(1,852)	(2,176)	(2,436)	(3,518)	(9,982)	(10,069)
Interest on borrowings (i), (iii)	(452)	(596)	(413)	(1,735)	(3,196)	(168)
Finance lease capital repayments	(30)	(66)	(38)	(155)	(289)	(289)
Finance lease future interest payments	(18)	(30)	(19)	(40)	(107)	—
Trade and other financial liabilities (ii)	(2,315)	(215)	(19)	(5)	(2,554)	(2,524)
Non-derivative financial liabilities	(4,667)	(3,083)	(2,925)	(5,453)	(16,128)	(13,050)
Gross amount receivable from derivatives	177	168	497	839	1,681	—
Gross amount payable on derivatives	(168)	(116)	(386)	(642)	(1,312)	—
Derivative instruments	9	52	111	197	369	257

(i)             For the purpose of these tables above, borrowings are defined as gross borrowings excluding finance lease liabilities fair value of derivative instruments as disclosed in note 16.

(ii)          Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.

(iii)       Carrying amount of interest on borrowings is included within accruals in note 14.

The group had available undrawn committed bank facilities as follows:

	2014 £ million	2013 £ million
Expiring within one year*	1,535	—
Expiring between one and two years	632	411
Expiring after two years	1,050	1,891
	3,217	2,302

* Of the facilities at 30 June 2014 $2,000 million (£1,170 million) was not drawn down and was cancelled on 2 July 2014.

Financial statements (continued)

Other than the committed facility relating to the purchase of further investment in USL, these facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes.

There are no financial covenants on the group’s material short and long term borrowings. Certain of these borrowings contain cross default provisions and negative pledges.

The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items, aggregated with share of after tax results of associates and joint ventures, to net interest). They are also subject to pari passu ranking and negative pledge covenants.

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

(g) Fair value measurements

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

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument’s term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities include an option held by Industrias Licoreras de Guatemala to sell the remaining 50% equity stake in Rum Creations Products Inc, the owner of the Zacapa rum brand, to Diageo, with changes in fair value included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy.

The group’s financial assets and liabilities measured at fair value are categorised as follows:

	2014 £ million	2013 £ million
Available-for-sale investments	—	350
Unadjusted quoted prices in active markets (Level 1)	—	350
Derivative assets	368	458
Derivative liabilities	(194)	(191)
Valuation techniques based on observable market input (Level 2)	174	267
Other financial liabilities	(108)	(115)
Valuation techniques based on unobservable market input (Level 3)	(108)	(115)

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Other financial liabilities
	2014 £ million	2013 £ million
At 1 July	(115)	(120)
Net losses included in the income statement	(1)	(1)
Net gains/(losses) included in exchange in other comprehensive income	13	(7)
Net losses included in retained earnings	(7)	(7)
Settlement of liabilities	2	20
At 30 June	(108)	(115)

There were no transfers between levels during the year ended 30 June 2014.

Financial statements (continued)

(h) Results of hedging instruments

In respect of cash flow hedging instruments, a gain of £54 million (2013 – £41 million loss; 2012 – £29 million gain) has been recognised in other comprehensive income due to changes in fair value. A gain of £54 million has been transferred out of other comprehensive income to other operating expenses and a loss of £88 million to other finance charges, respectively (2013 – a gain of £8 million and £25 million; 2012 – a loss of £4 million and a gain of £19 million, respectively).

For cash flow hedges of forecast transactions at 30 June 2014, based on year end interest and foreign exchange rates, there is expected to be a charge to the income statement of £79 million in 2015 and £6 million in 2016. With respect to hedges of the cash flow risk from a change in forward foreign exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing foreign exchange rates and recognition of interest on the related bonds will affect the income statement in each year until the related bonds mature in 2016 and 2036. Foreign exchange retranslation and the interest on the hedged bonds in the income statement are expected to offset those on the cross currency swaps in each of the years.

The gain on fair value hedging instruments for the year was £8 million (2013 – £3 million loss; 2012 – £84 million gain) and the loss on the hedged items attributable to the hedged risks was £6 million (2013 – £3 million gain; 2012 – £86 million loss).

There was no significant ineffectiveness on net investment hedging during the year ended 30 June 2014.

(i) Reconciliation of financial instruments

The table below sets out the group’s accounting classification of each class of financial assets and liabilities:

	Fair value through income statement £ million	Loans and receivables and liabilities at amortised cost £ million	Available-for-sale £ million	Not categorised as a financial instrument £ million	Total £ million	Current £ million	Non-current £ million
2014
Other investments and loans	—	63	—	—	63	—	63
Trade and other receivables	—	2,337	—	269	2,606	2,499	107
Cash and cash equivalents	—	622	—	—	622	622	—
Derivatives in fair value hedge	8	—	—	—	8	—	8
Derivatives in cash flow hedge	182	—	—	—	182	67	115
Derivatives in net investment hedge	18	—	—	—	18	16	2
Other instruments at fair value	160	—	—	—	160	35	125
Total other financial assets	368	—	—	—	368	118	250
Total financial assets	368	3,022	—	269	3,659	3,239	420
Borrowings*	—	(9,214)	—	—	(9,214)	(1,576)	(7,638)
Trade and other payables	—	(2,253)	—	(641)	(2,894)	(2,800)	(94)
Derivatives in cash flow hedge	(20)	—	—	—	(20)	(6)	(14)
Derivatives in net investment hedge	(67)	—	—	—	(67)	(67)	—
Other instruments at fair value	(215)	—	—	—	(215)	(41)	(174)
Finance leases	—	(291)	—	—	(291)	(32)	(259)
Total other financial liabilities	(302)	(291)	—	—	(593)	(146)	(447)
Total financial liabilities	(302)	(11,758)	—	(641)	(12,701)	(4,522)	(8,179)
Total net financial assets/(liabilities)	66	(8,736)	—	(372)	(9,042)	(1,283)	(7,759)
2013 (restated)
Other investments and loans	—	62	350	—	412	—	412
Trade and other receivables	—	2,337	—	227	2,564	2,437	127
Cash and cash equivalents	—	1,750	—	—	1,750	1,750	—
Derivatives in cash flow hedge	220	—	—	—	220	14	206
Derivatives in net investment hedge	40	—	—	—	40	40	—
Other instruments at fair value	198	—	—	—	198	11	187
Total other financial assets	458	—	—	—	458	65	393
Total financial assets	458	4,149	350	227	5,184	4,252	932
Borrowings*	—	(10,069)	—	—	(10,069)	(1,852)	(8,217)
Trade and other payables	—	(2,587)	—	(743)	(3,330)	(3,212)	(118)
Derivatives in cash flow hedge	(54)	—	—	—	(54)	(39)	(15)
Derivatives in net investment hedge	(25)	—	—	—	(25)	(25)	—
Other instruments at fair value	(227)	—	—	—	(227)	(28)	(199)
Finance leases	—	(289)	—	—	(289)	(30)	(259)
Total other financial liabilities	(306)	(289)	—	—	(595)	(122)	(473)
Total financial liabilities	(306)	(12,945)	—	(743)	(13,994)	(5,186)	(8,808)
Total net financial assets/(liabilities)	152	(8,796)	350	(516)	(8,810)	(934)	(7,876)

*Borrowings are defined as gross borrowings excluding finance lease liabilities and fair value of derivative instruments.

At 30 June 2014 and 30 June 2013, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate to fair values. At 30 June 2014 the fair value of borrowings, based on unadjusted quoted market data, was £9,662 million (2013 – £10,436 million).

Financial statements (continued)

(j) Capital management

The group’s management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting a net borrowing to EBITDA leverage of 2.5 – 3.0x, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 – 3.0x. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. For this calculation net borrowings is adjusted by the pension deficit whilst EBITDA equals operating profit less exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

16. NET BORROWINGS

Accounting policies

Borrowings are initially recognised at fair value net of transaction costs and are subsequently reported at amortised cost. Certain bonds are designated as being part of a fair value hedge relationship. In these cases, the amortised cost is adjusted for the fair value of the risk being hedged, with changes in value recognised in the income statement. The fair value adjustment is calculated using a discounted cash flow technique based on unadjusted market data.

Bank overdrafts form an integral part of the group’s cash management and are included as a component of net cash and cash equivalents in the consolidated statement of cash flows.

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

Financial statements (continued)

	2014 £ million	2013 (restated) £ million
Bank overdrafts	90	105
Commercial paper	129	—
Bank and other loans	193	163
Credit support obligations	59	72
€ 1,150 million 5.5% bonds due 2013	—	983
US$ 804 million 7.375% bonds due 2014	—	529
€ 1,000 million 6.625% bonds due 2014	800	—
US$ 500 million 3.25% bonds due 2015	292	—
Fair value adjustment to borrowings	13	—
Borrowings due within one year	1,576	1,852
€ 1,000 million 6.625% bonds due 2014	—	853
US$ 500 million 3.25% bonds due 2015	—	328
US$ 750 million 5.3% bonds due 2015	438	493
US$ 750 million 0.625% bonds due 2016	437	492
US$ 600 million 5.5% bonds due 2016	350	394
US$ 1,000 million 1.5% bonds due 2017	582	655
US$ 1,250 million 5.75% bonds due 2017	729	820
US$ 650 million 1.125% bonds due 2018	377	424
€ 850 million 1.125% bonds due 2019	676	—
US$ 696 million 4.828% bonds due 2020	355	400
US$ 1,000 million 2.875% bonds due 2022	581	653
US$ 300 million 8% bonds due 2022	174	196
US$ 1,350 million 2.625% bonds due 2023	784	883
€ 850 million 2.375% bonds due 2026	674	—
US$ 400 million 7.45% bonds due 2035	234	264
US$ 600 million 5.875% bonds due 2036	346	391
US$ 500 million 4.25% bonds due 2042	289	325
US$ 500 million 3.875% bonds due 2043	286	322
US$ 200 million 4.85% medium term notes due 2018	117	132
Bank and other loans	80	5
Fair value adjustment to borrowings	129	187
Borrowings due after one year	7,638	8,217
Fair value of foreign currency derivatives	(25)	(205)
Fair value of interest rate hedging instruments	(8)	—
Finance lease liabilities	291	289
Gross borrowings	9,472	10,153
Less: Cash and cash equivalents *	(622)	(1,750)
Net borrowings	8,850	8,403

(1)        The interest rates shown in the table above are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 15).

(2)        Bonds in the table are stated net of unamortised finance costs of £94 million (2013 — £100 million; 2012 – £92 million).

(3)        Certain borrowings are reported in the table above at amortised cost with a fair value adjustment shown separately.

*                Includes cash equivalents of £18 million (2013 – £999 million).

Gross borrowings (excluding finance lease liabilities and fair value of derivative instruments) at 30 June 2014 will mature as follows:

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Within one year	1,576	1,852	1,219
Between one and three years	1,894	2,220	2,635
Between three and five years	1,972	2,509	1,516
Beyond five years	3,772	3,488	3,233
	9,214	10,069	8,603

Financial statements (continued)

During the year ended 30 June 2014 the following bonds were issued and repaid:

	2014 £ million	2013 £ million	2012 £ million
Issued
€ denominated	1,378	—	—
US$ denominated	—	2,100	1,548
Repaid
€ denominated	(983)	—	(605)
US$ denominated	(488)	(869)	(566)
	(93)	1,231	377

(a) Reconciliation of movement in net borrowings

	2014 £ million	2013 £ million
At beginning of the year as previously reported	8,403	7,570
Prior year adjustment — IFRS 11	—	3
At beginning of the year as restated	8,403	7,573
Net decrease/(increase) in cash and cash equivalents before exchange	921	(594)
Net (decrease)/increase in bonds and other borrowings	(157)	1,238
Change in net borrowings from cash flows	764	644
Exchange differences on net borrowings	(349)	116
Other non-cash items	32	70
Net borrowings at end of the year	8,850	8,403

(b) Analysis of net borrowings by currency

	2014		2013 (restated)
	Cash and cash equivalents £ million	Gross borrowings* £ million	Cash and cash equivalents £ million	Gross borrowings* £ million
US dollar	—	(956)	1,018	(3,919)
Euro	48	(1,725)	67	(2,194)
Sterling	26	(6,148)	78	(3,382)
Korean won	208	(243)	180	(268)
Venezuelan bolivar	72	—	143	—
Nigerian naira	19	(134)	15	(65)
Turkish lira	6	(145)	4	(298)
Other	243	(121)	245	(27)
Total	622	(9,472)	1,750	(10,153)

* The analysis of group’s gross borrowings in the table includes the impact of foreign currency forwards and swaps and finance leases.

Financial statements (continued)

17. EQUITY

Accounting policies

Own shares represent shares and share options of Diageo plc that are held in treasury or by employee share trusts for the purpose of fulfilling obligations in respect of various employee share plans or were acquired as part of a share buyback programme. Own shares are treated as a deduction from equity until the shares are cancelled, reissued or disposed and when vest are transferred from own shares to retained earnings at their weighted average cost.

Share based payments include share awards and options granted to directors and employees. The fair value of equity settled share options and share grants is initially measured at grant date based on the binomial or Monte Carlo models and is charged to the income statement over the vesting period. For equity settled shares the credit is included in retained earnings. Cancellations of share options are treated as an acceleration of the vesting period and any outstanding charge is recognised in operating profit immediately. Any surplus or deficit arising on the sale of the Diageo plc shares held by the group is included as a movement in equity.

Dividends are included in the financial statements in the financial year in which they are approved.

(a) Allotted and fully paid share capital — ordinary shares of 28 101/108 pence each

	Number of shares million	Nominal value £ million
At 30 June 2014, 30 June 2013 and 30 June 2012	2,754	797

(b) Hedging and exchange reserve

At 30 June 2014 the hedging reserve and exchange reserve comprised a credit of £107 million and a deficit of £ 1,010 million, respectively (2013 — a credit of £17 million and a deficit of £9 million, respectively; 2012 — a credit of £74 million and a deficit of £7 million, respectively).

(c) Own shares

Movements in own shares

	Number of shares million	Purchase consideration £ million
At 30 June 2011	262	2,257
Share trust arrangements	(4)	(26)
Shares purchased	9	114
Shares sold to employees	—	(2)
Shares used to satisfy options	(8)	(86)
At 30 June 2012	259	2,257
Share trust arrangements	(6)	(50)
Shares call options exercised	2	13
Shares purchased	6	125
Shares sold to employees	—	(1)
Shares used to satisfy options	(10)	(112)
At 30 June 2013	251	2,232
Share trust arrangements	(3)	(42)
Shares call options exercised*	7	68
Shares purchased	7	138
Shares sold to employees	—	(1)
Shares used to satisfy options	(9)	(115)
At 30 June 2014	253	2,280

* Includes the fair value of foreign currency denominated call options exercised.

Financial statements (continued)

Share trust arrangements

At 30 June 2014 the employee share trusts owned 10 million of ordinary shares in Diageo plc at a cost of £137 million and market value of £181 million (2013 — 7 million shares at a cost of £111 million, market value £126 million; 2012 — 9 million shares at a cost of £126 million, market value £153 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.

Purchase of own shares

Authorisation was given by shareholders on 19 September 2013 to purchase a maximum of 251,039,000 shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 18 December 2014, if earlier.

During the year ended 30 June 2014, the company purchased 14 million ordinary shares (including shares acquired through call option exercises), nominal value of £4 million (2013 — 8 million ordinary shares, nominal value of £2 million; 2012 — 9 million ordinary shares, nominal value of £3 million), representing approximately 0.5% (2013 — 0.3%; 2012 — 0.4%) of the issued ordinary share capital (excluding treasury shares).

Shares were either directly granted to employees as part of employee share schemes or held as treasury shares and used to hedge share scheme grants to employees during the course of the year.

The monthly breakdown of shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2014 were as follows:

Calendar month	Number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
September 2013**	3,809,995	1997	247,229,005
October 2013	2,511,772	1951	244,717,233
January 2014	416,298	1789	244,300,935
February 2014	414,358	1823	243,886,577
March 2014	538,301	1813	243,348,276
Total*	7,690,724	1949	243,348,276

*                                        In addition, the company exercised call options to acquire 6,797,642 shares at an average price of 953 pence during the course of the year.

**                                 Including 621,767 shares purchased at an average price of 1998 pence for the purpose of satisfying share awards made under the company’s share incentive plan.

(d) Other retained earnings

At 30 June 2013 retained earnings included an available-for-sale reserve of £85 million which has been recycled to the consolidated income statement during the year ended 30 June 2014.

(e) Dividends

	2014 £ million	2013 £ million	2012 £ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2013 29.3 pence per share (2012 — 26.9 pence; 2011 — 24.9 pence)	735	673	621
Interim dividend for the year ended 30 June 2014 19.7 pence per share (2013 — 18.1 pence; 2012 — 16.6 pence)	493	452	415
	1,228	1,125	1,036

Proposed final dividend for the year ended 30 June 2014
32.0 pence per share (2013 — 29.3 pence; 2012 — 26.9 pence)	802	733	671

The proposed final dividend was approved by the board of directors on 30 July 2014. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

Dividends are waived on all treasury shares owned by the company and all shares owned by the employee share trusts.

Financial statements (continued)

(f) Non-controlling interests

The non-controlling interests are £767 million (2013 — £1,052 million) of which £455 million (2013 — £512 million) is in respect of Ketel One Worldwide B.V. (Ketel One) and £164 million (2013 — £371 million) is attributable to Shuijingfang. All other consolidated subsidiaries are fully owned or the non-controlling interests are not material.

Diageo consolidates Ketel One, a company incorporated in the Netherlands, with a 50% controlling interest (2013 — 50%). The principal component of the non-controlling interest is in respect of the global distribution right which is consolidated on the group balance sheet at £1,053 million (2013 — £1,184 million).

The controlling interest in Shuijingfang, a super premium Chinese white spirits company, is 39.71% (2013 — 36.9%) and is consolidated as Diageo holds a majority of the board of directors’ votes. The principal components of the non-controlling interest are in respect of the Shui Jing Fang brand and inventory which are consolidated on the group balance sheet at £278 million (2013 — £606 million).

Sales, loss, total comprehensive loss and total comprehensive loss attributable to non-controlling interests for the year ended 30 June 2014 in respect of Shuijingfang and Ketel One amounted to £219 million (2013 — £321 million), £168 million loss (2013 — £89 million profit), £336 million loss (2013 — £149 million profit), and £199 million loss (2013 — £91 million profit), respectively, while dividends paid to Shuijingfang and Ketel One non-controlling interest holders during the year were £49 million (2013 — £50 million).

In the year ended 30 June 2013 a transfer of £65 million between other retained earnings and non-controlling interests was made to reflect the 50% non-controlling interests in East African Breweries Limited (EABL) in respect of the purchase of a 20% equity interest in Kenya Breweries Limited.

(g) Employee share compensation

The group uses a number of share award and option plans to grant to its directors and employees.

The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2014 is as follows:

	2014 £ million	2013 £ million	2012 £ million
Executive share award plans	30	31	24
Executive share option plans	4	8	7
Savings plans	3	6	4
	37	45	35

The principal executive share award plans are as follows:

Diageo executive long term incentive plan (DELTIP)

Awards made to executives under the plan are in the form of shares and share options at the market value at the time of grant. Share awards vest/are released on the third anniversary of the grant date. Share options granted under this scheme may normally be exercised between three and ten years after the grant date. There are no performance conditions to be satisfied, although the top 70 senior executives are required to hold a minimum number of shares in Diageo plc. Executives in North America and Latin America and Caribbean are granted awards over the company’s ADSs (one ADS is equivalent to four ordinary shares).

Performance share plan (PSP)

Under the PSP, share awards can take a number of different forms. No payment is made for awards. To date, participants have been granted conditional rights to receive shares. Awards normally vest after a three-year period, the ‘performance cycle’, subject to achievement of three equally weighted performance tests; 1) a comparison of Diageo’s three-year TSR with a peer group of 17 companies including Diageo. The vesting range is 25% if Diageo’s TSR produces a median ranking compared with the TSR of the peer group companies, up to 100% if Diageo is ranked first, second or third in the peer group; 2) compound annual growth in organic net sales over three years; 3) total organic operating margin improvement over three years. Targets for net sales and operating margin are set annually by the remuneration committee. The vesting range is 25% for achieving minimum performance targets, up to 100% for achieving the maximum target level. Retesting of the performance condition is not permitted. Dividends are accrued on awards and are given to participants to the extent that the awards actually vest at the end of the performance cycle. Dividends can be paid in the form of cash or shares.

For the three years ended 30 June 2014, the calculation of the fair value of each share award used the Monte Carlo pricing model and the following weighted average assumptions:

	2014	2013	2012
Risk free interest rate	1.0%	0.3%	0.8%
Expected life of the awards	36 months	36 months	36 months
Dividend yield	2.7%	2.7%	3.3%
Weighted average share price	1970 p	1760p	1253p
Weighted average fair value of awards granted in the year	1147 p	916p	869p
Number of awards granted in the year	2.5 million	3.1 million	4.9 million
Fair value of all awards granted in the year	£29 million	£28 million	£43 million

Financial statements (continued)

Transactions on schemes

Transactions on the executive share award plans for the three years ended 30 June 2014 were as follows:

	2014 Number of awards million	2013 Number of awards million	2012 Number of awards million
Balance outstanding at 1 July	11.3	12.0	11.3
Granted	2.5	3.1	4.9
Exercised/awarded	(3.4)	(2.6)	(0.7)
Forfeited/expired	(1.0)	(1.2)	(3.5)
Balance outstanding at 30 June	9.4	11.3	12.0

At 30 June 2014, 7.1 million executive share options were exercisable at a weighted average exercise price of 1004 pence.

Financial statements (continued)

Other financial information

Introduction

This section includes additional financial information that are either required by the accounting standards or management considers these to be relevant information for shareholders.

18. IMPACT OF NEW ACCOUNTING STANDARDS

As reported in note 1, the group has adopted IFRS 11 and the amendment to IAS 19. As a consequence, comparatives have been restated. Restated consolidated statement of comprehensive income for the years ended 30 June 2013 and 30 June 2012 is set out below:

	Year ended 30 June 2013				Year ended 30 June 2012
	As reported £ million	IFRS 11 £ million	IAS 19 £ million	Restated £ million	As reported £ million	IFRS 11 £ million	IAS 19 £ million	Restated £ million
Sales	15,487	(211)	—	15,276	14,594	(202)	—	14,392
Excise duties	(4,054)	81	—	(3,973)	(3,832)	79	—	(3,753)
Net sales	11,433	(130)	—	11,303	10,762	(123)	—	10,639
Cost of sales	(4,470)	59	(5)	(4,416)	(4,259)	56	(5)	(4,208)
Gross profit	6,963	(71)	(5)	6,887	6,503	(67)	(5)	6,431
Marketing	(1,787)	18	—	(1,769)	(1,691)	20	—	(1,671)
Other operating expenses	(1,745)	12	(5)	(1,738)	(1,654)	8	(6)	(1,652)
Operating profit	3,431	(41)	(10)	3,380	3,158	(39)	(11)	3,108
Non-operating items	(83)	—	—	(83)	147	—	—	147
Finance income	259	—	—	259	270	—	(2)	268
Finance charges	(683)	—	(33)	(716)	(667)	—	(42)	(709)
Share of after tax results of associates and joint ventures	199	18	—	217	213	16	—	229
Profit before taxation	3,123	(23)	(43)	3,057	3,121	(23)	(55)	3,043
Taxation	(529)	12	10	(507)	(1,038)	13	14	(1,011)
Profit from continuing operations	2,594	(11)	(33)	2,550	2,083	(10)	(41)	2,032
Discontinued operations	—	—	—	—	(11)	—	—	(11)
Profit for the year	2,594	(11)	(33)	2,550	2,072	(10)	(41)	2,021
Other comprehensive income/(loss)	98	—	33	131	(461)	—	41	(420)
Total comprehensive income for the year	2,692	(11)	—	2,681	1,611	(10)	—	1,601

Profit for the year attributable to:
Equity shareholders of the parent company	2,485	—	(33)	2,452	1,942	—	(41)	1,901
Non-controlling interests	109	(11)	—	98	130	(10)	—	120
	2,594	(11)	(33)	2,550	2,072	(10)	(41)	2,021

Total comprehensive income for the year attributable to:
Equity shareholders of the parent company	2,547	—	—	2,547	1,463	—	—	1,463
Non-controlling interests	145	(11)	—	134	148	(10)	—	138
	2,692	(11)	—	2,681	1,611	(10)	—	1,601

	pence	pence	pence	pence	pence	pence	pence	pence
Basic earnings per share	99.3	—	(1.3)	98.0	77.8	—	(1.6)	76.2
Diluted earnings per share	98.7	—	(1.3)	97.4	77.4	—	(1.6)	75.8

Financial statements (continued)

The adoption of IFRS 11 reduced the group’s net assets by £19 million at 30 June 2013 and at 30 June 2012, and reduced the group’s net cash outflow by £7 million for the years ended 30 June 2013 and 30 June 2012. The amendment to IAS 19 has affected neither the group’s net assets nor the group’s net cash outflow.

If IFRS 11 and the amendment to IAS 19 had not been adopted operating profit for the year ended 30 June 2014 would have increased by £44 million, finance charges would have been lower by £78 million, profit for the year higher by £76 million (of which £9 million attributable to non-controlling interests) and basic earnings per share higher by 2.7 pence.

19. CONTINGENT LIABILITIES AND LEGAL PROCEEDINGS

Accounting policies

Provision is made for the anticipated settlement costs of legal or other disputes against the group where it is considered to be probable that a liability exists and a reliable estimate can be made of the likely outcome. Where it is possible that a settlement may be reached or it is not possible to make a reliable estimate of the estimated financial effect appropriate disclosure is made but no provision created.

Critical accounting estimates and judgements

A judgement is necessary in assessing the likelihood that a claim will succeed, or a liability will arise, and to quantify the possible range of any settlement. Due to the inherent uncertainty in this evaluation process, actual losses may be different from the liability originally estimated.

(a) Guarantees

As of 30 June 2014 the group has no material guarantees or indemnities to third parties with the exception of a conditional back-stop guarantee issued by Diageo Holdings Netherlands B.V. (DHN) to Standard Chartered Bank (Standard Chartered), pursuant to a guarantee commitment agreement (the guarantee agreement) in respect of the liabilities of Watson Limited (Watson), a company affiliated with Dr Vijay Mallya, under a $135 million (£81 million) facility from Standard Chartered. The guarantee agreement was entered into as part of the arrangements put in place at closing of the USL transaction and announced by Diageo on 4 July 2013. The term of this facility and the DHN guarantee were extended on 22 July 2014 for an additional period of six months, with the monetary limits of both the facility and the guarantee remaining unchanged. The terms of the guarantee continue to require that the right of Standard Chartered to call on the guarantee it is subject to Standard Chartered having first taken certain agreed steps to recover from Watson, including defined steps towards enforcement of its security package. In addition, DHN has, in respect of its potential liability under this guarantee, the benefit of counter-indemnities from Watson and Dr Vijay Mallya as well as the security package put in place for the facility.

(b) Colombian litigation

An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies, alleging several causes of action, including violations of the Federal RICO Act. This claim was dismissed in November 2012. The dismissal was without prejudice and as such, plaintiffs are not barred from bringing a similar action in future. Diageo cannot meaningfully quantify the possible loss or range of loss in the event of any future litigation. Diageo remains committed to continued dialogue with the Colombian governmental entities to address the underlying issues.

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

In response Diageo Korea filed a claim with the Seoul Administrative Court (Court) along with a petition for preliminary injunction to stay the final imposition notice. The Court granted Diageo Korea’s request for a preliminary injunction and has stayed the final imposition until the decision of the Court on the underlying matter. On 31 October 2012, the Court instructed the Korean customs authorities to reinvestigate the second imposition notice per the instructions of the Tax Tribunal and stayed the Court hearings until the completion of the re-audit. The re-audit was completed in February 2013 and the Court hearings continue.

The underlying matter remains in progress with the Court and Diageo Korea is unable to quantify meaningfully the possible loss or range of loss to which these claims may give rise. Diageo Korea continues to defend its position vigorously.

(d) Thalidomide litigation

In Australia, class action claims alleging product liability and negligence for injuries arising from the consumption of the drug thalidomide were filed in the Supreme Court of Victoria against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grϋnenthal GmbH, the developer of the drug (not a member of the group).

Financial statements (continued)

On 18 July 2012 Diageo settled the claim of the lead claimant Lynette Rowe and agreed a process to consider the remaining claimants. As a result of that process, agreement was reached between Diageo and the claimants, without admission of liability by Diageo, to settle the class action claims for the sum of AU$89 million (£49 million) and AU$6.5 million (£4 million) in costs which was charged to discontinued operations in the income statement. The settlement was subsequently approved by the Supreme Court of Victoria on 7 February 2014 and the class action claims were dismissed. Grϋnenthal GmbH is not a party to the settlement.

In the United Kingdom, legal proceedings were commenced on behalf of eight claimants in June 2014. At this time, little is known about the specifics of this case. More recently, the possibility of a second lawsuit was suggested in correspondence with lawyers for a second, smaller group of claimants, though proceedings have not yet been commenced in relation to this group.

Distillers Company (Biochemicals) Limited distributed the drug in Australia and the United Kingdom for a period in the late 1950s and early 1960s. Diageo is unable to quantify meaningfully the possible loss or range of loss to which any lawsuit may give rise. The group has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support.

(e) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction

On 4 July 2013 Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA) of 21,767,749 shares (14.98%) in USL for a total consideration of INR 31.3 billion (£342 million), including 10,141,437 shares (6.98%) from UBHL. Through a series of further transactions, as of 2 July 2014, Diageo has a 54.78% investment in USL.

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (the High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions (the Original Petitions) that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.

Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the 20 December Order). Following the 20 December Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the 20 December Order.

On 10 February 2014, the Supreme Court of India issued an order admitting the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale. The SLPs are scheduled for a next hearing date in the Supreme Court on 9 September 2014.

In separate proceedings, the various winding-up petitions against UBHL have been progressing through the High Court since closing of the UBHL Share Sale. In separate rulings issued by the High Court on 22 November 2013 and 13 December 2013, the High Court admitted two of the winding up petitions against UBHL. An appeal filed by UBHL against the first ruling issued on 22 November 2013 was dismissed by a division bench of the High Court on 16 December 2013. That dismissal is now the subject of a further appeal by UBHL before the Supreme Court of India. On 6 February 2014, UBHL filed an appeal with a division bench of the High Court against the second ruling issued on 13 December 2013 and that appeal is now pending.

Diageo continues to believe that the acquisition price of INR 1440 paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 10,141,437 USL shares acquired from UBHL. Diageo believes it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.

Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.

Separately, Diageo continues to pursue completion of the acquisition of an additional 3,459,090 USL shares (representing approximately 2.38% of the share capital of USL) under the SPA from the USL Benefit Trust. Currently certain lenders to USL are refusing to release security that they hold over those shares notwithstanding that they have been repaid in full. USL is taking steps including proceedings before the High Court to expedite the release of the security. As previously disclosed, if it is not ultimately possible to complete the acquisition in relation to these shares, they would instead continue to be held by the USL Benefit Trust subject to an undertaking that the trustees would only vote the shares at the direction of USL.

(f) Other

The group has extensive international operations and is defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently the defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

Financial statements (continued)

20. COMMITMENTS

Capital commitments

Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at £162 million (2013 — £159 million; 2012 — £145 million). The 2013 comparative has been reduced by £71 million following a review of contracted arrangements on one capital project.

Operating lease commitments

The minimum lease rentals to be paid under non-cancellable leases, principally in respect of properties, are as follows:

	2014 £ million	2013 £ million
Payments falling due:
Within one year	102	119
Between one and two years	80	90
Between two and three years	59	66
Between three and four years	50	50
Between four and five years	43	43
After five years	223	277
	557	645

There are no significant leases for which contingent rent is payable, nor any that have purchase options, escalation clauses or restrictions. Certain of the operating leases have renewal clauses which are at fair market value. In respect of property not currently utilised, the group has entered into sub-leases for which the minimum amount receivable is £21 million (2013 — £26 million), of which £4 million (2013 — £4 million) falls due within one year of the balance sheet date. The amount received under these leases is included in sales in the income statement.

21. RELATED PARTY TRANSACTIONS

Transactions between the group and its related parties are made on terms equivalent to those that prevail in arm’s length transactions.

Subsidiaries

Transactions between the company and its subsidiaries are eliminated on consolidation and therefore are not disclosed. Details of the principal group companies are given after these financial statements.

Associates and joint ventures

Sales and purchases to and from associates and joint ventures are principally in respect of premium drinks products but also include the provision of management services. All transactions are on terms equivalent to those in an arm’s length transaction.

Transactions and financial position with associates and joint ventures are set out in the table below:

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Income statement items
Sales	156	67	47
Purchases*	89	71	77
Balance sheet items
Group payables	8	5	4
Group receivables	12	12	8
Loans payable	7	15	11
Loans receivable	41	29	57
Cash flow items
Loans and equity contributions, net	25	31	27

*     In the year ended 30 June 2013 purchases of maturing inventories from Moët Hennessy were £4 million (2012 — £9 million).

Financial statements (continued)

Other disclosures in respect of associates and joint ventures are included in note 6.

Key management personnel

The key management of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary. They are listed under ‘Board of Directors and Executive Committee’.

	2014 £ million	2013 £ million	2012 £ million
Salaries and short term employee benefits	9	10	9
Annual incentive plan	2	7	9
Non-executive directors’ fees	1	1	1
Share-based payments*	13	16	9
Post employment benefits**	2	1	1
	27	35	29

*     Time-apportioned fair value of unvested options and share awards.

**   Includes the value of the cash allowance in lieu of pension contributions.

Non-Executive Directors do not receive share-based payments or post employment benefits. Details are given in the Directors’ remuneration report of the individual Directors’ remuneration and transactions between the group and key management personnel.

Pension plans

The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was £17 million (2013 — £11 million; 2012 — £10 million).

Directors’ remuneration

	2014 £ million	2013 £ million	2012 £ million
Salaries and benefits	3	3	2
Annual incentive plan	—	3	3
Non-executive director’s fees	1	1	1
Share option exercises*	4	13	3
Shares vesting*	7	10	—
Post employment benefits**	1	1	—
	16	31	9

*                Gains on options realised in the year and the benefit from share awards, calculated by using the share price applicable on the date of exercise of the share options and release of the awards.

**         Includes the value of the cash allowance in lieu of pension contributions.

Details of the individual Directors’ remuneration are given in the Directors’ remuneration report.

Financial statements (continued)

22. PRINCIPAL GROUP COMPANIES

The companies listed below include those which principally affect the profits and assets of the group. The operating companies listed below may carry on the business described in the countries listed in conjunction with their subsidiaries and other group companies.

A full list of subsidiaries, associates and joint ventures, all of which are consolidated on an appropriate basis, will be included in the company’s next annual return, the company having made use of the exemption in Section 410 of the Companies Act 2006.

	Country of incorporation	Country of operation	Percentage of equity owned*	Business description

Subsidiaries

Diageo Ireland	Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks

Diageo Great Britain Limited	England	Worldwide	100%	Marketing and distribution of premium drinks

Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks

Diageo Brands BV	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks

Diageo North America, Inc	United States	Worldwide	100%	Production, importing, marketing and distribution of premium drinks

Diageo Capital plc**	Scotland	United Kingdom	100%	Financing company for the group

Diageo Finance plc**	England	United Kingdom	100%	Financing company for the group

Diageo Capital BV	Netherlands	Netherlands	100%	Financing company for the group

Diageo Finance BV	Netherlands	Netherlands	100%	Financing company for the group

Diageo Investment Corporation	United States	United States	100%	Financing company for the US group

Mey İçki Sanayi ve Ticaret A.Ş.	Turkey	Turkey	100%	Production, marketing and distribution of premium drinks

Associates

Moët Hennessy, SNC***	France	France	34%	Production, marketing and distribution of premium drinks

United Spirits Limited	India	India	28.8%	Production, marketing and distribution of alcoholic drinks

*                      All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.

**     Directly owned by Diageo plc.

***   French partnership.

23. POST BALANCE SHEET EVENTS

On 2 July 2014, with the completion of the tender offer the group acquired an additional 26% investment in USL for INR 114.5 billion (£1,118 million) taking its investment to 54.78% (excluding 2.38% owned by the USL Benefit Trust) financed by debt. From 2 July 2014 the group will account for USL as a subsidiary with a 43.9% non-controlling interests. As a result of USL becoming a subsidiary of the group a gain of £103 million arose, being the difference between the book value of the associate balance prior to the transaction and the market value. This will be reported as a non-operating exceptional gain in the consolidated accounts in the year ending 30 June 2015.

Report of independent registered public accounting firm — internal controls

The Board of Directors and Stockholders

Diageo plc:

We have audited Diageo plc’s internal control over financial reporting as of 30 June 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Diageo plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, appearing in the Corporate Governance Report in Diageo plc’s Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Diageo plc maintained, in all material respects, effective internal control over financial reporting as of 30 June 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated  balance sheet of Diageo plc and subsidiaries as of 30 June 2014, and the related consolidated income statements, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, including the disclosures identified as ‘part of the audited financial statements’ within the section ‘Share and other interests’ on page 141 and the section ‘Key management personnel related party transactions’ on page 145 and our report dated 30 July 2014 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

London, England

30 July 2014

Unaudited computation of ratio of earnings to fixed charges

	Year ended 30 June
	2014	2013 (restated)*	2012 (restated)*	2011 (restated)*	2010 (restated)*
	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes on income, non-controlling interests and discontinued operations	2,711	3,057	3,043	2,281	2,188
Less: Capitalised interest	(4)	(2)	(5)	(4)	(5)
Less: Share of associates’ income	(252)	(217)	(229)	(192)	(155)
Add: Dividends received from associates	228	220	190	150	123
Add: Fixed charges	671	758	752	766	998
	3,354	3,816	3,751	3,001	3,149
Fixed charges
Interest payable and other finance charges (note)	629	716	709	727	963
Add: Interest capitalised	4	2	5	4	5
Add: One third of rental expense	38	40	38	35	30
	671	758	752	766	998

	ratio	ratio	ratio	ratio	ratio
Ratio	5.0	5.0	5.0	3.9	3.2

Ratio as previously reported*	N/A	5.3	5.3	4.2	3.3

* As reported in note 1 to the consolidated financial statements, the group has adopted IFRS 11 and the amendment to IAS 19. As a consequence, comparative figures have been restated.

Note

Interest payable and other finance charges for the year ended 30 June 2014 includes a £117 million charge (2013 – £151 million; 2012 – £151 million; 2011 – £107 million; 2010 – £275 million) in respect of fair value adjustments to the group’s derivative instruments. In the year ended 30 June 2010 an additional £10 million charge was recognised in respect of exchange rate translation differences on inter-company funding arrangements where hedge accounting was not applicable.

Additional information for shareholders

Legal proceedings

Information on the legal proceedings is set out in note 19 to the consolidated financial statements.

Related party transactions

Transactions with other related parties are disclosed in note 21 to the consolidated financial statements.

Share capital

Major shareholders

At 1 August 2014, the following substantial interests (3% or more) in the company’s ordinary share capital (voting securities) had been notified to the company.

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

As at the close of business on 1 August 2014, 445,088,560 ordinary shares, including those held through ADSs, were held by approximately 2,785 holders (including ADR holders) with registered addresses in the United States, representing approximately 17.75% of the outstanding ordinary shares (excluding treasury shares). At such date, 111,272,140 ADSs were held by 2,272 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet or Guinness Group ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

Trading market for shares

Diageo plc ordinary shares are listed on the London Stock Exchange (LSE) and on the Dublin and Paris Stock Exchanges. Diageo ADSs, representing four Diageo ordinary shares each, are listed on the New York Stock Exchange (NYSE).

The principal trading market for the ordinary shares is the LSE. Diageo shares are traded on the LSE’s electronic order book. Orders placed on the order book are displayed on-screen through a central electronic system and trades are automatically executed, in price and then time priority, when orders match with corresponding buy or sell orders.

Only member firms of the LSE, or the LSE itself if requested by the member firm, can enter or delete orders on behalf of clients or on their own account. All orders are anonymous. Although use of the order book is not mandatory, all trades, whether or not executed through the order book and regardless of size, must be reported within three minutes of execution, but may be eligible for deferred publication.

The Markets in Financial Instruments Directive (MiFID) allows for delayed publication of large trades with a sliding scale requirement based on qualifying minimum thresholds for the amount of consideration to be paid/the proportion of average daily turnover (ADT) of a stock represented by a trade. Provided that a trade/consideration equals or exceeds the qualifying minimum size, it will be eligible for deferred publication ranging from 60 minutes from time of trade to three trading days after time of trade.

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar equivalent of the pound sterling price of the ordinary shares on the LSE and, as a result, will affect the market price of the ADSs on the NYSE. In addition, such fluctuations will affect the US dollar amounts received by holders of ADSs on conversion of cash dividends paid in pounds sterling on the underlying ordinary shares.

The following table shows, for the periods indicated, the reported high and low middle market quotations (which represent an average of bid and asked prices) for the ordinary shares on the LSE, taken from its Daily Official List, and the highest and lowest sales prices for ADSs as reported on the NYSE composite tape.

Additional information for shareholders (continued)

	Per ordinary share		Per ADS
	High pence	Low pence	High $	Low $
Year ended 30 June
2010	1160	867	71.99	56.42
2011	1301	1033	85.43	63.08
2012	1642	1112	104.00	72.77
2013	2085	1649	126.40	102.48
2014	2137	1768	132.74	115.83
Three months ended
September 2012	1764	1649	113.13	102.48
December 2012	1886	1747	121.13	111.75
March 2013	2074	1788	125.84	115.36
June 2013	2085	1823	126.40	113.62
September 2013	2137	1898	131.82	115.83
December 2013	2030	1880	132.42	121.85
March 2014	2004	1768	132.74	116.32
June 2014	1942	1806	130.60	121.67
2014 monthly
January	2004	1801	132.74	120.05
February	1910	1768	127.04	116.32
March	1875	1780	125.23	118.50
April	1917	1806	128.49	121.67
May	1942	1825	130.60	123.55
June	1923	1833	129.24	124.30
July	1904	1786	130.41	120.22
1 August	1778	1778	119.29	119.29

At close of business on 1 August 2014, the market prices for ordinary shares and ADSs were 1778 pence and $119.29 respectively.

American depositary shares

Fees and charges payable by ADR holders

Citibank N.A. serves as the depositary (Depositary) for Diageo’s ADS programme having replaced the Bank of New York Mellon, the predecessor depositary, on 14 February 2013. Pursuant to the deposit agreement between Diageo, the Depositary and owners and holders of ADSs (the ‘Deposit Agreement’), ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge a fee of up to $5.00 per 100 ADSs (or fraction thereof) relating to the issuance of ADSs; delivery of deposited securities against surrender of ADSs; distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements); distribution of ADSs pursuant to stock dividends or other free stock distributions, or exercise of rights to purchase additional ADSs; distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares); and depositary services.

In addition, ADR holders may be required under the Deposit Agreement to pay the Depositary (i) taxes (including applicable interest and penalties) and other governmental charges; (ii) registration fees; (iii) certain cable, telex, and facsimile transmission and delivery expenses; (iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency; (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements; and (vi) the fees and expenses incurred by the Depositary, the Custodian, or any nominee in connection with the servicing or delivery of ADSs. The Depositary may (i) withhold dividends or other distributions or sell any or all of the shares underlying the ADSs in order to satisfy any tax or governmental charge and (ii) deduct from any cash distribution the applicable fees and charges of, and expenses incurred by, the Depositary and any taxes, duties or other governmental charges on account.

Direct and indirect payments by the Depositary

The Depositary reimburses Diageo for certain expenses it incurs in connection with the ADR programme, subject to a ceiling set out in the Deposit Agreement pursuant to which the Depositary provides services to Diageo. The Depositary has also agreed to waive certain standard fees associated with the administration of the programme. Diageo had a similar arrangement with the Bank of New York Mellon.

Under the contractual arrangements with the Depositary, Diageo will receive a fixed contribution of at least $1,000,000 each year (less certain expenses incurred by the Depositary) and a variable contribution based on issuance and cancellation fees in excess of a threshold amount. These payments are received for expenses associated with non-deal road shows, third party investor relations consultant fees and expenses, Diageo’s cost for administration of the ADR programme not absorbed by the Depositary and related activities (e.g. expenses associated with the annual general meeting), travel expenses to attend training and seminars, exchange listing fees, legal fees, auditing fees and expenses, the Securities and Exchange Commission (SEC) filing fees, expenses related to Diageo’s compliance with US securities law and regulations (including, without limitation, the Sarbanes-Oxley Act) and other expenses incurred by Diageo in relation to the ADR programme.

Additional information for shareholders (continued)

Articles of association

The Company is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307.

The following description summarises certain provisions of Diageo’s articles of association (as adopted by special resolution at the Annual General Meeting on 14 October 2009) and applicable English law concerning companies (the Companies Acts), in each case as at 1 August 2014. This summary is qualified in its entirety by reference to the Companies Acts and Diageo’s articles of association.

Investors can obtain copies of Diageo’s articles of association by contacting the Company Secretary at the.cosec@diageo.com.

Any amendment to the articles of association of the company may be made in accordance with the provisions of the Companies Act 2006, by way of special resolution.

Directors

Diageo’s articles of association provide for a Board of Directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three directors and not more than 25 directors, in which all powers to manage the business and affairs of Diageo are vested. Directors may be elected by the members in a general meeting or appointed by Diageo’s Board. At each annual general meeting, the following are required to retire and are then reconsidered for election/re-election, assuming they wish to stand for election/re-election: any director who has been appointed by Diageo’s Board since the last annual general meeting; any director who has been in office during the two previous general meetings and did not retire at either of them; and any director who has been in office, other than in an executive position, for a continuous period of nine years or more at the date of the meeting. There is no age limit requirement in respect of directors. Directors may also be removed before the expiration of their term of office in accordance with the provisions of the Companies Acts.

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

Under Diageo’s articles of association, compensation awarded to directors may be decided by the board or any authorised committee of the board. The remuneration committee is responsible for making recommendations to the board concerning matters relating to remuneration policy. It is comprised of all the non-executive directors except for the chairman.

The directors are empowered to exercise all the powers of Diageo to borrow money, subject to the limitation that the aggregate amount of all net external borrowings of the group outstanding at any time shall not exceed an amount equal to twice the aggregate of the group’s adjusted capital and reserves calculated in the manner prescribed in Diageo’s articles of association, unless sanctioned by an ordinary resolution of Diageo’s shareholders.

Directors are not required to hold any shares of Diageo as a qualification to act as a director.

Dividend rights

Holders of Diageo’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends or fixed rate dividends. No dividend may be paid other than out of profits available for distribution. All of Diageo’s ordinary shares rank equally for dividends, but the board may withhold payment of all or any part of any dividends or other monies payable in respect of Diageo’s shares from a person with a 0.25% interest (as defined in Diageo’s articles of association) if such a person has been served with a restriction notice (as defined in Diageo’s articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts. Dividends may be paid in currencies other than pounds sterling and such dividends will be calculated using an appropriate market exchange rate as determined by the directors in accordance with Diageo’s articles of association.

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

Additional information for shareholders (continued)

Voting rights

Voting on any resolution at any general meeting of the company is by a show of hands unless a poll is duly demanded. On a show of hands, (a) every shareholder who is present in person at a general meeting, and every proxy appointed by any one shareholder and present at a general meeting, has/have one vote regardless of the number of shares held by the shareholder (or, subject to (b), represented by the proxy), and (b) every proxy present at a general meeting who has been appointed by more than one shareholder has one vote regardless of the number of shareholders who have appointed him or the number of shares held by those shareholders, unless he has been instructed to vote for a resolution by one or more shareholders and to vote against the resolution by one or more shareholders, in which case he has one vote for and one vote against the resolution. On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder, but a shareholder or proxy entitled to more than one vote need not cast all his votes or cast them all in the same way (the deadline for exercising voting rights by proxy is set out in the form of proxy).

A poll may be demanded by any of the following:

• the chairman of the general meeting;

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

Diageo’s articles of association and the Companies Acts provide for matters to be transacted at general meetings of Diageo by the proposing and passing of two kinds of resolutions:

• ordinary resolutions, which include resolutions for the election, re-election and removal of directors, the declaration of final dividends, the appointment and re-appointment of the external auditor, the remuneration report and remuneration policy, the increase of authorised share capital, and the grant of authority to allot shares; and

• special resolutions, which include resolutions for the amendment of Diageo’s articles of association, resolutions relating to the disapplication of pre-emption rights, and resolutions modifying the rights of any class of Diageo’s shares at a meeting of the holders of such class.

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

A shareholder is not entitled to vote at any general meeting or class meeting in respect of any share held by him if he has been served with a restriction notice (as defined in Diageo’s articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts.

Liquidation rights

In the event of the liquidation of Diageo, after payment of all liabilities and deductions taking priority in accordance with English law, the balance of assets available for distribution will be distributed among the holders of ordinary shares according to the amounts paid up on the shares held by them.

Pre-emption rights and new issues of shares

While holders of ordinary shares have no pre-emptive rights under Diageo’s articles of association, the ability of the directors to cause Diageo to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted. Under the Companies Acts, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company’s articles of association or given by its shareholders in general meeting, but which in either event cannot last for more than five years. Under the Companies Acts, Diageo may also not allot shares for cash (otherwise than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders.

Additional information for shareholders (continued)

Disclosure of interests in Diageo’s shares

There are no provisions in Diageo’s articles of association whereby persons acquiring, holding or disposing of a certain percentage of Diageo’s shares are required to make disclosure of their ownership percentage, although there are such requirements under the Companies Acts. The basic disclosure requirement under Part 6 of the Financial Services and Markets Act 2000 and Rule 5 of the Disclosure and Transparency Rules made by the Financial Conduct Authority (successor to the UK Financial Services Authority) imposes a statutory obligation on a person to notify Diageo and the Financial Conduct Authority of the percentage of the voting rights in Diageo he directly or indirectly holds or controls, or has rights over, through his direct or indirect holding of certain financial instruments, if the percentage of those voting rights:

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

General meetings and notices

At least 21 clear days’ written notice of an annual general meeting is required. Any general meeting which is not an annual general meeting is called a ‘general meeting’. The minimum notice period for general meetings is 21 clear days.

An annual general meeting of shareholders must be held within six months of Diageo’s accounting reference date and at a time and place determined by the directors.

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

At every such separate meeting, all of the provisions of Diageo’s articles of association relating to proceedings at a general meeting apply, except that (a) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds, (b) any holder of shares of the class who is present in person or by proxy may demand a poll, and (c) each shareholder present in person or by proxy and entitled to vote will have one vote per share held in that particular class in the event a poll is taken.

Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in all respects or by the reduction of the capital paid up on such shares or by the purchase or redemption by Diageo of its own shares, in each case in accordance with the Companies Acts and Diageo’s articles of association.

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

Additional information for shareholders (continued)

Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the uncertificated securities rules (as defined in Diageo’s articles of association) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

The Board may decline to register a transfer of any of Diageo’s certificated shares by a person with a 0.25% interest (as defined in Diageo’s articles of association) if such a person has been served with a restriction notice (as defined in Diageo’s articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the Board to be pursuant to an arm’s length sale (as defined in Diageo’s articles of association).

Exchange controls

There are currently no UK foreign exchange control restrictions on the payment of dividends to US persons on Diageo’s ordinary shares or on the conduct of Diageo’s operations.

There are no restrictions under the company’s articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote the company’s ordinary shares.

Please refer to the ‘Taxation’ section below for details relating to the taxation of dividend payments.

Documents on display

The Annual Report on Form 20-F and any other documents filed by the company with the SEC may be inspected at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549 or on the SEC’s website (www.sec.gov). Information on the operation of the public reference room can be obtained by calling the SEC at 1 800 SEC 0330.

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

For UK tax purposes, this section applies only to persons who are the absolute beneficial owners of their shares or ADSs and who hold their shares or ADSs as investments. It assumes that holders of ADSs will be treated as holders of the underlying ordinary shares. In addition to those persons mentioned above, this section does not apply to holders that are banks, regulated investment companies, other financial institutions or to persons who have or are deemed to have acquired their ordinary shares or ADSs in the course of an employment or trade. This summary does not apply to persons who are treated as non-domiciled and resident or ordinarily resident in the United Kingdom for the purposes of UK tax law. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, the laws of the United Kingdom and the practice of Her Majesty’s Revenue and Customs, all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income and Capital Gains (the Treaty). These laws are subject to change, possibly on a retroactive basis.

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

Additional information for shareholders (continued)

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

This section is not intended to provide specific advice and no action should be taken or omitted in reliance upon it. This section addresses only certain aspects of US federal income tax and UK income tax, corporation tax, capital gains tax, inheritance tax and stamp taxes. Holders of the ordinary shares or ADSs are urged to consult their own tax advisor regarding the US federal, state and local, and UK and other tax consequences of owning and disposing of the shares or ADSs in their respective circumstances. In particular, holders are encouraged to confirm with their advisor whether they are a US holder eligible for the benefits of the Treaty.

Dividends

UK taxation

There is no UK withholding tax on dividends. A shareholder who is an individual resident for UK tax purposes in the United Kingdom that receives a dividend from the company will generally be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related credit, known as the gross dividend, which will be regarded as the top slice of the individual’s income. In the case of a shareholder who is liable to income tax at the basic rate, the tax credit will be treated as discharging the individual’s liability to income tax in respect of the gross dividend. In the case of a shareholder who is liable to income tax at the higher rate, the individual will be subject to tax on the gross dividend at the rate of 32.5%, to the extent that the gross dividend falls above the threshold for the higher rate of income tax when it is treated (as mentioned above) as the top slice of the individual’s income. This means that the tax credit will satisfy only part of the individual’s liability to income tax on the gross dividend, so that the individual will have to account for income tax equal to 22.5% of the gross dividend. In the case of a shareholder who is liable to income tax at the additional rate, the individual will be subject to tax on the gross dividend at the rate of 37.5%, to the extent that the gross dividend falls above the threshold for the additional rate of income tax when it is treated (as mentioned above) as the top slice of the individual’s income. This means that the tax credit will satisfy only part of the individual’s liability to income tax on the gross dividend, so that the individual will have to account for income tax equal to 27.5% of the gross dividend. Shareholders within the charge to UK corporation tax which are small companies (for the purposes of the UK taxation of dividends) will not generally be subject to tax on dividends from Diageo. Other shareholders within the charge to UK corporation tax will not be subject to tax on dividends from Diageo so long as the dividends fall within an exempt class and certain conditions are met. In general, dividends paid on shares that are ordinary share capital for UK tax purposes and are not redeemable and dividends paid to a person holding less than 10% of the issued share capital of the payer (or any class of that share capital) are examples of dividends that fall within an exempt class. A shareholder who is not liable for tax on dividends received on the shares will not be entitled to claim payment of the tax credit in respect of those dividends.

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

The dividend must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the United States, and, depending on the US holder’s circumstances, will generally either be ‘passive’ or ‘general’ income for purposes of computing the foreign tax credit, if allowable, to a US holder. The amount of the dividend distribution that must be included in income of a US holder will be the US dollar value of the pence payments made, determined at the spot pounds sterling/US dollar foreign exchange rate on the date the dividend distribution is included in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

Additional information for shareholders (continued)

Taxation of capital gains

UK taxation

A citizen or resident (for tax purposes) of the United States who has at no time been either resident or ordinarily resident in the United Kingdom will not be liable for UK tax on capital gains realised or accrued on the sale or other disposal of ordinary shares or ADSs, unless the ordinary shares or ADSs are held in connection with a trade or business carried on by the holder in the United Kingdom through a UK branch, agency or a permanent establishment. A disposal (or deemed disposal) of shares or ADSs by a holder who is resident or (in the case of an individual) resident or ordinarily resident in the United Kingdom may, depending on the holder’s particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

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

PFIC rules

Diageo believes that ordinary shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. Instead, US holders would be treated as if the holder had realised such gain and certain ‘excess distributions’ pro-rated over the holder’s holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain or distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a holder’s ordinary shares or ADSs will be treated as stock in a PFIC if Diageo were a PFIC at any time during the holding period in a holder’s ordinary shares or ADSs. In addition, dividends received from Diageo will not be eligible for the special tax rates applicable to qualified dividend income if Diageo is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Warning to shareholders — share fraud

Please beware of the share fraud of ‘boiler room’ scams, where shareholders are called ‘out of the blue’ by fraudsters (sometimes claiming to represent Diageo) attempting to obtain money or property dishonestly. Further information is available in the investor section of the company’s website (www.diageo.com) but in short, if in doubt, take proper professional advice before making any investment decision.

Additional information for shareholders (continued)

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

DIAGEO plc
(REGISTRANT)

/s/ DA MAHLAN
Name: DA Mahlan

Title: Chief financial officer

12 August 2014

Additional information for shareholders (continued)

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

4.2

Service Agreement, dated 7 May 2013, between Diageo plc, Diageo North America, Inc. and Ivan Menezes (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 12 August 2013).

4.3

Letter of Agreement, dated 19 July 2007, between Diageo plc and Dr Franz B. Humer (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).

4.4

Form of Service Agreement for Diageo plc’s executives in the United Kingdom, dated as of 1 July 2006 (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 17 September 2007).

4.5

Form of Service Agreement for Diageo plc’s executives in the United States, dated as of 1 July 2006 (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 17 September 2007).

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

4.20

Addendum to Form of Service Agreement for Diageo plc’s executives in the United States (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).

Additional information for shareholders (continued)

4.21

Diageo plc Associated Companies Share Incentive Plan, dated as of 23 August 2011 (incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 5 September 2012).

4.22	KPMG Audit Plc’s letter regarding change in auditor
6.1	Description of earnings per share (included in the section “How we measure performance: Key performance indicators” on page 28 of this Annual Report on Form 20-F).
7.1	Description of unaudited computation of ratio of earnings to fixed charges (included on page 209 of this Annual Report on Form 20-F).
8.1	Principal group companies (included in note 22 to the consolidated financial statements on page 207 of this Annual Report on Form 20-F).
12.1	Certification of Ivan Menezes filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Deirdre A. Mahlan filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of Ivan Menezes furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
13.2	Certification of Deirdre A. Mahlan furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
15.1	Consent of KPMG Audit Plc, independent registered public accounting firm.
15.2	Consent of KPMG LLP, independent registered public accounting firm.

*                                         Pursuant to an Agreement of Resignation, Appointment and Acceptance dated 16 October 2007 by and among Diageo plc, Diageo Capital plc, Diageo Finance BV, Diageo Investment Corporation, The Bank of New York and Citibank NA, The Bank of New York Mellon has become the successor trustee to Citibank NA under Diageo’s indentures dated 3 August 1998, 8 December 2003 and 1 June 1999.

Additional information for shareholders (continued)

Cross reference to Form 20-F

Item	Required item in Form 20-F	Page(s)
Part I
1.	Identity of directors, senior management and advisers	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key information
	A. Selected financial data	6-9
	B. Capitalization and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	31-35
4.	Information on the company
	A. History and development of the company	13, 48, 69, 84, 87 164-169, 173-175, 205, 207, 212
	B. Business overview	4, 10-18, 42-45, 50-67, 71-83, 158-161
	C. Organizational structure	207
	D. Property, plants and equipment	11-12, 164-165, 179-180
4A.	Unresolved staff comments	Not applicable
5.	Operating and financial review and prospects
	A. Operating results	13, 28-29, 41-83, 102-111, 166, 181-186, 190
	B. Liquidity and capital resources	48, 84-87, 192-193, 195-197, 205
	C. Research and development, patents and licenses, etc.	13
	D. Trend information	5
	E. Off-balance sheet arrangements	88
	F. Tabular disclosure of contractual obligations	87
	G. Safe harbor	36-37
6.	Directors, senior management and employees
	A. Directors and senior management	112-115, 143
	B. Compensation	127-145, 181-186, 200-201
	C. Board practices	112-113, 117-118, 123-126, 131-132, 146
	D. Employees	163-164
	E. Share ownership	127-129, 141-142, 145, 200-201
7.	Major shareholders and related party transactions
	A. Major shareholders	210
	B. Related party transactions	133, 143, 145, 205-206, 210
	C. Interests of experts and counsel	Not applicable
8.	Financial information
	A. Consolidated statements and other financial information	148-207
	B. Significant changes	207
9.	The offer and listing
	A. Offer and listing details	210-211
	B. Plan of distribution	Not applicable
	C. Markets	210
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable
10.	Additional information
	A. Share capital	Not applicable
	B. Memorandum and articles of association	212-215
	C. Material contracts	131-132, 200-201
	D. Exchange controls	215
	E. Taxation	215-217
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	215
	I. Subsidiary information	Not applicable
11.	Quantitative and qualitative disclosures about market risk	88, 189-195
12.	Description of securities other than equity securities
	A. Debt securities	Not applicable
	B. Warrants and rights	Not applicable
	C. Other securities	Not applicable
	D. American depositary shares	211

Additional information for shareholders (continued)

Part II
13.	Defaults, dividend arrearages and delinquencies	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
15.	Controls and procedures
	A. Disclosure controls and procedures	118-119
	B. Management’s report on internal control over financial reporting	119
	C. Attestation report of the registered public accounting firm	208
	D. Changes in internal control over financial reporting	119
16A.	Audit committee financial expert	124
16B.	Code of ethics	119
16C.	Principal accountant fees and services	124, 163
16D.	Exemptions from the listing standards for audit committees	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers	86-87, 198-201
16F.	Change in registrant’s certifying accountant	124
16G.	Corporate governance	120
16H.	Mine safety disclosure	Not applicable
Part III
17.	Financial statements	Not applicable
18.	Financial statements	See Item 8
19.	Exhibits	219-220

Additional information
	Unaudited computation of ratio of earnings to fixed charges	209
	Glossary of terms and US equivalents	223

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

Impact Databank, IWSR, IRI, Beverage Information Group and Plato Logic	Information source companies that research the beverage alcohol industry and are independent from industry participants
Net sales	Sales after deducting excise duties
Noon buying rate	Buying rate at noon in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York
Operating profit	Net operating income
Organic movement	At level foreign exchange rates and after adjusting for exceptional items, acquisitions and disposals for continuing operations
Own shares	Treasury stock
Pound sterling, sterling, £, pence, p	UK currency
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
Ready to drink

Ready to drink products. Ready to drink also include ready to serve products, such as pre mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

SEC	US Securities and Exchange Commission
Share premium	Additional paid in capital or paid in surplus
Shareholders’ funds	Shareholders’ equity
Shareholders	Stockholders
Shares	Common stock
Shares and ordinary shares	Diageo plc’s ordinary shares
Shares in issue	Shares issued and outstanding
Trade and other payables	Accounts payable and accrued liabilities
Trade and other receivables	Accounts receivable
US dollar, US$, $, ¢	US currency