Form 20-F
period 2015-06-30
DIAGEO PLC
filed 2015-08-11
CIK 835403

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 30 June 2015

Commission file number 1-10691

DIAGEO plc

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organisation)

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Address of principal executive offices)

Paul Tunnacliffe, Company Secretary

Tel: +44 20 8978 6000

E-mail: the.cosec@diageo.com

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares Ordinary shares of 28 101⁄108 pence each	New York Stock Exchange New York Stock Exchange(i)

5.300% Guaranteed Notes due 2015

0.625% Guaranteed Notes due 2016

5.500% Guaranteed Notes due 2016

1.500% Guaranteed Notes due 2017

5.750% Guaranteed Notes due 2017

1.125% Guaranteed Notes due 2018

4.850% Guaranteed Notes due 2018

4.828% Guaranteed Notes due 2020

2.875% Guaranteed Notes due 2022

8.000% Guaranteed Notes due 2022

2.625% Guaranteed Notes due 2023

7.450% Guaranteed Notes due 2035

5.875% Guaranteed Notes due 2036

4.250% Guaranteed Notes due 2042

3.875% Guaranteed Notes due 2043

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

(i) Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 2,754,308,400 ordinary shares of 28 101/108 pence each.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 30 June 2015 of Diageo plc (the 2015 Form 20-F).

Contents

5	Introduction
7	Recent trends
8	Historical information

12	Strategic report
12	Business description
12	Our business
17	Our global reach
18	Our brands
19	Outstanding breadth and depth across price points
20	Our Performance Ambition
21	Our business model
22	Chairman’s statement
25	Chief Executive’s statement
28	How we measure performance: key performance indicators
32	Market dynamics
35	How we will deliver our Performance Ambition
36	Risk factors
42	Cautionary statement concerning forward-looking statements

44	Business review
44	Operating results 2015 compared with 2014
75	Operating results 2014 compared with 2013
99	Liquidity and capital resources
101	Contractual obligations and commitments
102	Off-balance sheet arrangements
102	Risk management
102	Critical accounting policies
102	New accounting standards
103	Sustainability & Responsibility review
120	Definitions and reconciliations of non-GAAP measures to GAAP measures

134	Governance
134	Board of Directors and Company Secretary
137	Executive Committee
139	Corporate governance report
147	Report of the Audit Committee
151	Directors’ remuneration report
178	Directors’ report

Contents (continued)

180	Financial statements
180	Reports of independent registered public accounting firms
182	Consolidated income statement
183	Consolidated statement of comprehensive income
184	Consolidated balance sheet
185	Consolidated statement of changes in equity
186	Consolidated statement of cash flows
Notes to the consolidated financial statements
187	Accounting information and policies
190	Results for the year
206	Operating assets and liabilities
225	Risk management and capital structure
240	Other financial information

247	Report of independent registered public accounting firm - internal controls

248	Unaudited computation of ratio of earnings to fixed charges

249	Additional information for shareholders
249	Legal proceedings
249	Related party transactions
249	Share capital
250	American depositary shares
251	Articles of association
255	Exchange controls
255	Documents on display
256	Taxation
259	Warning to shareholders - share fraud
260	Signature
261	Exhibits
263	Cross reference to Form 20-F

265	Glossary of terms and US equivalents

Introduction

Diageo is the world’s leading premium drinks business. Its geographic breadth and range of industry leading brands across categories and price points is unparalleled.

Diageo plc is incorporated as a public limited company in England and Wales. Diageo was incorporated as Arthur Guinness Son and Company Limited on 21 October 1886. The group was formed by the merger of Grand Metropolitan Public Limited Company (GrandMet) and Guinness PLC (the Guinness Group) in December 1997. Diageo plc’s principal executive office is located at Lakeside Drive, Park Royal, London NW10 7HQ and its telephone number is +44 (0) 20 8978 6000. Diageo plc’s agent for service of process in the United States is General Counsel, Diageo North America, Inc., 801 Main Avenue (6078-06), Norwalk, CT 06851.

This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2015. The information set out in this Form 20-F does not constitute Diageo plc’s statutory accounts under the UK Companies Acts for the years ended 30 June 2015, 2014 or 2013. KPMG LLP has reported on the accounts for the year ended 30 June 2015 and 2014 and KPMG Audit Plc has reported on the accounts for the year ended 30 June 2013; their audit reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the accounts for the years ended 30 June 2015, 2014 or 2013. The accounts for 2014 and 2013 have been delivered to the registrar of companies and those for 2015 will be delivered in due course.

This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. For more details, please refer to the cautionary statement concerning forward-looking statements on pages 42-43.

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

Information presented

Unless otherwise stated in this document, percentage movements are organic movements. These movements and operating margins are before exceptional items. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to value share. See the ‘Definitions and reconciliations of non-GAAP measures to GAAP measures’ for an explanation of organic movement calculations on page 120.

The brand ranking information presented in this report, when comparing information with competitors, reflects data published by source such as IWSR, Impact Databank, Nielsen, Beverage Information Group and Plato Logic. Market data information and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates.

Disclosures not incorporated by reference

The following pages and sections of the Annual Report of Diageo plc for the year ended 30 June 2015, are not incorporated by reference into this report on Form 20-F and are furnished to United States Securities and Exchange Commission (SEC) for information only:

•	Disclosures under the headings ‘Doing business the right way’, ‘We produce’, ‘We market’, ‘We innovate’, and ‘We sell’ in the section ‘Strategic Report – Our business’ on page 12.
•	Disclosures included under the titles ‘Number of responsible drinking programs (%)’, ‘Water withdrawals’ and ‘Carbon emissions’ in the section ‘Strategic Report – Our Global Reach – Diageo reports as five region’ on page 17.
•	Disclosures under the heading ‘Sustainability and responsibility’ in the Chairman’s Statement on page 23.

Introduction (continued)

•	Disclosures under the heading ‘Sustainability and responsibility’ in the Chief Executive’s statement on page 26.
•	Disclosures on pages 29 and 31 in the section ‘Strategic Report – How we measure performance: key performance indicators’ of non-financial key performance indicators.
•	Disclosures included under the title ‘Leadership in alcohol in society’ in the section ‘Strategic Report – How we will deliver our Performance Ambition – our three Sustainability and Responsibility imperatives’ on page 35.
•	Disclosures included under the titles ‘Increasing expectations of businesses and brands’, ‘Creating a positive role for alcohol in society’, ‘Factors affecting the operational environment’, ‘Climate change and water scarcity’, and ‘Local communities and supply chains’ in the section ‘Strategic report – Market dynamics’ on pages 33 and 34.
•	Disclosures included under the titles ‘Sustainability and responsibility’ on pages 55, 59, 63, 66, and 69 in relation to each reporting segment in the Business Review.
•	Disclosures in the section ‘Strategic report – Sustainability & Responsibility review’ on pages 103 to 119.

Recent trends

The following comments were made by Ivan Menezes, Chief Executive of Diageo, in Diageo’s preliminary announcement on 30 July 2015:

“Our F15 performance reflects the challenges we have seen on top line growth. However, it does not diminish my confidence in what we can achieve in F16 and even more so beyond that. Diageo has an enviable position, by geography, by brand and by category range, in an attractive consumer market place with strong long term growth drivers. This year we made further changes to build strong, sustained performance including embedding our sell out discipline, improving cash conversion and strengthening our route to consumer. We have consistently applied a long term perspective in making these changes, despite the short term challenges we have faced from an external environment where currency volatility continues to impact the emerging market consumer.

We acquired control of United Spirits in the year giving Diageo unparalleled access to one of the world’s most attractive spirits markets. We have enhanced our position in tequila by acquiring the remaining 50% of Don Julio, a brand that is already growing net sales double digit and for which I see significant potential now we have full control. Our participation strategy is clear by market and category. We are focused on our core and have a more proactive approach to our portfolio. We sold Gleneagles in the year, and since the year end, have sold the shares USL owned in United Breweries and we restructured our South African operations to focus on spirits and monetise investments worth £125 million.

We are delivering the change which will further strengthen this business and deliver our performance ambition. In F16 we believe stronger volume growth will deliver an improved top line performance. As we achieve our productivity gains from F17 we expect to deliver mid single digit organic top line growth on a sustained basis and operating margin expansion of 100 basis points over 3 years. Our brands, our global footprint and our people give me confidence that Diageo can deliver strong and sustained performance.”

Historical information

The following tables present selected consolidated financial data for Diageo for the five years ended 30 June 2015 and as at the respective year ends. The data presented below for the four years ended 30 June 2015 and the respective year ends has been derived from Diageo’s consolidated financial statements, audited by Diageo’s independent auditor. The financial information for the year ended 30 June 2011 has been derived from Diageo’s financial statements, audited by Diageo’s independent auditor, and restated in the year 30 June 2014 to reflect the adjustments resulting from the adoption of IFRS 11 and the amendment to IAS 19.

Income statement data

	Year ended 30 June
	2015 £ million	2014 £ million	2013 £ million	2012 £ million	2011 £ million
Sales	15,966	13,980	15,276	14,392	13,043
Excise duties	(5,153)	(3,722)	(3,973)	(3,753)	(3,224)

Net sales	10,813	10,258	11,303	10,639	9,819
Cost of sales	(4,610)	(4,029)	(4,416)	(4,208)	(3,958)

Gross profit	6,203	6,229	6,887	6,431	5,861
Marketing	(1,629)	(1,620)	(1,769)	(1,671)	(1,520)
Other operating expenses	(1,777)	(1,902)	(1,738)	(1,652)	(1,789)

Operating profit	2,797	2,707	3,380	3,108	2,552
Non-operating items	373	140	(83)	147	(14)
Net interest and other finance charges	(412)	(388)	(457)	(441)	(449)
Share of after tax results of associates and joint ventures	175	252	217	229	192

Profit before taxation	2,933	2,711	3,057	3,043	2,281
Taxation	(466)	(447)	(507)	(1,011)	(321)

Profit from continuing operations	2,467	2,264	2,550	2,032	1,960
Discontinued operations	—	(83)	—	(11)	—

Profit for the year	2,467	2,181	2,550	2,021	1,960

Per share data	pence	pence	pence	pence	pence
Dividend per share	56.4	51.7	47.4	43.5	40.4
Earnings per share
Basic
Continuing operations	95.0	93.0	98.0	76.6	74.3
Discontinued operations	—	(3.3)	—	(0.4)	—

Basic earnings per share	95.0	89.7	98.0	76.2	74.3

Diluted
Continuing operations	94.6	92.6	97.4	76.2	74.1
Discontinued operations	—	(3.3)	—	(0.4)	—

Diluted earnings per share	94.6	89.3	97.4	75.8	74.1

	million	million	million	million	million
Weighted average number of shares	2,505	2,506	2,502	2,495	2,493

Historical information (continued)

Balance sheet data

	As at 30 June
	2015 £ million	2014 £ million	2013 £ million	2012 £ million	2011 £ million
Non-current assets	18,134	15,495	16,481	15,098	12,633
Current assets	7,670	7,469	8,510	7,171	7,087

Total assets	25,804	22,964	24,991	22,269	19,720

Current liabilities	(5,290)	(4,851)	(5,519)	(4,762)	(4,903)
Non-current liabilities	(11,258)	(10,523)	(11,384)	(10,715)	(8,858)

Total liabilities	(16,548)	(15,374)	(16,903)	(15,477)	(13,761)

Net assets	9,256	7,590	8,088	6,792	5,959

Share capital	797	797	797	797	797
Share premium	1,346	1,345	1,344	1,344	1,343
Other reserves	1,994	2,243	3,154	3,213	3,300
Retained earnings/(deficit)	3,634	2,438	1,741	234	(195)

Equity attributable of equity shareholders of the parent company	7,771	6,823	7,036	5,588	5,245
Non-controlling interests	1,485	767	1,052	1,204	714

Total equity	9,256	7,590	8,088	6,792	5,959

Net borrowings	(9,527)	(8,850)	(8,403)	(7,573)	(6,480)

Notes to the historical information

1. Accounting policies The consolidated financial statements for the five years ended 30 June 2015 have been prepared in accordance with IFRS. The IFRS accounting policies applied by the group to prepare the financial information in this document are disclosed in the notes to the consolidated financial statements.

2. Exceptional items Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements. An analysis of exceptional items is as follows:

	Year ended 30 June
	2015 £ million	2014 £ million	2013 £ million	2012 £ million	2011 £ million
Items included in operating profit
Restructuring programmes	(82)	(163)	(69)	(96)	(111)
Duty settlements	(146)	—	—	—	(127)
Associate impairment	(41)	—	—	—	—
Brand and tangible asset impairment	—	(264)	(50)	(59)	(39)
Pension changes – past service credits	—	—	20	115	—
SEC settlement	—	—	—	—	(12)

	(269)	(427)	(99)	(40)	(289)
Non-operating items	373	140	(83)	147	(14)

Items included in taxation
Tax on exceptional operating items	51	99	27	19	51
Tax on sale of businesses	—	—	28	—	3
Loss of future tax amortisation	—	—	—	(524)	—
Settlements with tax authorities	—	—	—	—	66

	51	99	55	(505)	120

Exceptional items in continuing operations	155	(188)	(127)	(398)	(183)
Discontinued operations net of taxation (note 3)	—	(83)	—	(11)	—

Exceptional items	155	(271)	(127)	(409)	(183)

Historical information (continued)

3. Discontinued operations in the year ended 30 June 2014 comprised a charge after taxation of £83 million (£91 million less tax of £8 million) in respect of the settlement of thalidomide litigation in Australia and New Zealand and anticipated future payments to thalidomide organisations.

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

		Year ended 30 June
		2015 pence	2014 pence	2013 pence	2012 pence	2011 pence
Per ordinary share	Interim	21.50	19.70	18.10	16.60	15.50
	Final	34.90	32.00	29.30	26.90	24.90

	Total	56.40	51.70	47.40	43.50	40.40

		$	$	$	$	$
Per ADS	Interim	1.28	1.31	1.10	1.05	1.01
	Final	2.18	2.06	1.89	1.72	1.59

	Total	3.46	3.37	2.99	2.77	2.60

Note: Subject to shareholders’ approval the final dividend for the year ended 30 June 2015 will be paid on 8 October 2015, and payment to US ADR holders will be made on 14 October 2015. In the table above, an exchange rate of £1 = $1.56 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 8 October 2015.

5. Net borrowings Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

6. Share capital There were 2,754 million ordinary shares of 28 101⁄108 pence each in issue with a nominal value of £797 million throughout the five year period ended 30 June 2015.

7. Exchange rates A substantial portion of the group’s assets, liabilities, revenues and expenses are denominated in currencies other than sterling. For a discussion of the impact of exchange rate fluctuations on the group’s financial position and results of operations, see note 15 to the consolidated financial statements.

The following table shows year end and average US dollar/pound sterling noon buying exchange rates, for the periods indicated, expressed in US dollars per £1.

	Year ended 30 June
	2015 $	2014 $	2013 $	2012 $	2011 $
Year end	1.57	1.71	1.52	1.57	1.61
Average rate (i)	1.57	1.64	1.57	1.59	1.59

(i)	The average of the noon buying rates on the last business day of each month during the year ended 30 June.

Historical information (continued)

The following table shows period end, high, low and average US dollar/pound sterling noon buying exchange rates by month, for the six month period to 31 July 2015, expressed in US dollars per £1. The information in respect of the month of July is for the period up to and including 31 July 2015.

	2015
	July $	June $	May $	April $	March $	February $
Month end	1.56	1.57	1.53	1.53	1.49	1.54
Month high	1.56	1.59	1.58	1.55	1.54	1.55
Month low	1.54	1.52	1.51	1.46	1.47	1.50
Average rate (i)	1.56	1.56	1.55	1.50	1.50	1.53

(i)	The average of the noon buying rates on each business day of the month.

The noon buying exchange rate as at 31 July 2015 was £1 = $1.56.

These rates have been provided for information only. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the consolidated financial statements. See note 1 to the consolidated financial statements for the actual rates used in the preparation of the consolidated financial statements.

Strategic report

Business description

OUR BUSINESS

Diageo is a global leader in beverage alcohol with iconic brands in spirits, beer and wine. We provide consumers with choice and quality across categories and price points.

Diageo has built a strong platform for growth through investing in our brands and route to consumer. Over the last five years we have made acquisitions in brands and local distribution while doubling the size of our luxury business. We have also made changes to our operating model and culture aligning Diageo behind the need for greater agility and responsiveness, creating a business that is closer to the consumer.

Our 21 market model(i) has established strong local business units, well positioned to win in increasingly competitive and fast paced operating environments.

We know that we must earn the trust and respect of everyone that comes into contact with our company. We must be transparent and authentic, demonstrating good citizenship every day, everywhere.

STRENGTH IN GLOBAL REACH AND ICONIC BRANDS

We have outstanding breadth and depth in our portfolio, with brands across price points and categories to meet consumer demand now and in the future.

DOING BUSINESS THE RIGHT WAY

For us, standards are everything, from how we produce and market our brands, to how we innovate and sell, and in governance and ethics as codified in our Code of Business Conduct.

WE PRODUCE	WE MARKET	WE INNOVATE	WE SELL
We produce our brands from more than 200 sites in over 30 countries. We are committed to efficient, sustainable production to the highest quality standards. Our export-led International Supply Centre (ISC) employs over 4,000 people across more than 55 sites in Scotland, England, Ireland, Italy and the Netherlands.	We invest in world-class marketing to build our brands, focusing on connecting with existing and new consumers. For decades our brands have been at the forefront of marketing innovation and the same remains true today. We take seriously our obligations to market responsibly and help consumers make informed decisions.	Innovation is critical to our continued growth. We are committed to finding breakthrough innovations to serve customers and consumers. We identify emerging trends, and boldly innovate at scale. Innovation is a permanent engine of growth for our business and we are restless in our search for new products.	Everyone at Diageo sells or understands how they can help sell. This is just one expression of the sales-led organisation we are building. In each of our 21 markets, we are passionate about ensuring our products are available where consumers want them. We work to deliver amazing consumer experiences and to extend our sales reach.

CREATING SHARED VALUE

Our distilleries, breweries and wineries are at the heart of the communities where we work. We have a responsibility to create shared value – for our shareholders, our people, and for the societies that enable our business to grow. Within the community, we are proud of our work to address development challenges, including skills, social enterprise and access to clean water, and to encourage responsible drinking.

Our values underpin our business and guide us. We are passionate about our customers and consumers and want to be the best. We give our people the freedom to do the best work of their careers and value everyone’s contribution. We are proud of what we do, and how we do it.

Our purpose, celebrating life, every day, everywhere, is to make the most of life – to be the best at work, at home, with friends, in the community, and for the community. For our brands to be part of celebrations big and small.

(i)	Throughout this Form 20-F for the year ended 30 June 2015, reference to Diageo’s 21 geographically based markets will be stated as ‘21 markets’.

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

The locations, principal activities, products, packaging production capacity and packaging production volume of Diageo’s principal production centres in the year ended 30 June 2015 are as follows:

Location	Principal products	Production capacity in millions of equivalents units (i)	Production volume in 2015 in millions of equivalent units
United Kingdom (Spirits)	Scotch whisky, Irish whiskey, gin, vodka, rum, ready to drink	91	51
UK, Ireland (Guinness)	Beer	8	7
Ireland (Baileys)	Irish cream liqueur	12	7
Italy (Santa Vittoria)	Vodka, wine, rum, ready to drink	11	5
Turkey	Raki, vodka, gin, liqueur, wine	8	6
United States, Canada, US Virgin Islands	Vodka, gin, tequila, rum, wine, Canadian whisky, American whiskey, progressive adult beverages, ready to drink	44	33
United States	Wine	2	1
Brazil	Cachaça, vodka	9	7
Jamaica	Beer	1	1
Mexico	Tequila	1	1
Australia	Rum, vodka, ready to drink	4	2
Singapore	Finishing centre	4	1
India	Rum, vodka, whisky, scotch, brandy, gin, wine	161	117
Nigeria	Beer	7	5
South Africa (ii)	Beer and spirits	4	3
East Africa (Uganda, Kenya, Tanzania)	Beer and spirits	13	8
Africa Regional Markets (Ethiopia, Cameroon, Ghana, Seychelles)	Beer	5	4

(i)	Capacity represents ongoing production capacity. The production capacities quoted in the table are based on actual production levels for the year ended 30 June 2015 adjusted for the elimination of unplanned losses and inefficiencies.
(ii)	In South Africa Diageo has agreed to dispose of its 25% equity interest in Sedibeng Limited.

Spirits

Spirits are produced in distilleries located worldwide. The group owns 29 Scotch whisky distilleries in Scotland, two whisky distilleries in Canada and a whiskey distillery in the United States. Diageo produces Smirnoff internationally. Ketel One and Cîroc vodkas are purchased as finished product from The Nolet Group and Eurowinegate, respectively. Gin distilleries are located in both the United Kingdom and the United States. Baileys is produced in the Republic of Ireland and Northern Ireland. Rum is blended and bottled in the United States, Canada, Italy and the United Kingdom, and is distilled and blended in the US Virgin Islands and in Australia, Venezuela and Guatemala. Raki is produced in Turkey, Chinese spirits are produced in Chengdu, in the Sichuan province of China and cachaça is produced in Ceará State in Brazil. Diageo’s maturing Scotch whisky is located in warehouses in Scotland (the largest at Blackgrange holding approximately 50% of the group’s maturing Scotch whisky), its maturing Canadian whisky in La Salle and Gimli in Canada and its maturing American whiskey in Kentucky and Tennessee in the United States. In May 2014 the company announced its intention to invest approximately $115 million (£73 million) over three years to build a distillery and six barrel storage warehouses in Shelby County, Kentucky. The new distillery is expected to be in operation by the end of 2016. In February 2015 Diageo sold its Bushmills distillery in Northern Ireland to the Cuervo Group.

Business description (continued)

From 2 July 2014 the group accounted for United Spirits Limited (USL) as a subsidiary with a 54.78% equity interest. USL is the leading alcoholic beverage company in India selling over 90 million equivalent cases of Indian Made Foreign Liquor (IMFL). It has a significant market presence across India and presently has 30 owned, 15 leased and 43 third party manufacturing facilities in India and Nepal. USL also operates spirit distillation plants for neutral alcohol, malt spirit, grape spirit and rum spirit with accompanying maturation facilities. USL has many leading Indian brands such as McDowell’s (Indian whisky, rum and brandy), Black Dog (scotch), Signature (Indian whisky), Antiquity (Indian whisky) and Bagpiper (Indian whisky).

On 27 February 2015, Diageo acquired the 50% of Don Julio B.V. that it did not already own. Don Julio owns a distillery (located near Guadalajara, Mexico), maturing tequila inventory, bulk storage and bottling assets, as well as 6 million agave plants. Diageo’s intent is to invest in the short term in house bottling capacity and agricultural operations and in the medium and long term in expanding distillation capacity.

In June 2012, the company announced a multi-year investment plan in Scotch whisky production and inventory. To date the spend is approximately £0.8billion and the programme is expected to be completed by 30 June 2017.

During the year to 30 June 2015, the company completed major expansions in Scotland at Glen Ord and Teaninich distilleries doubling the capacity at both sites as well as completing the second phase of seven warehouse builds at the new warehousing facility at Cluny near Kirkcaldy. On Speyside, the new bioenergy plant at Glendullan which treats by-products and generates biogas to be used as renewable energy by the distillery was completed.

Current maturing whisky inventory levels have allowed the commencement of the announced expansions at Clynelish and Mortlach distilleries to be delayed, however work has commenced on upgrading both distilleries.

Beer

Diageo’s principal brewing facility is at the St James’s Gate brewery in Dublin where the capacity was recently expanded to brew all beers sold in Western Europe and for global exports in particular to the United States. The Dundalk, Kilkenny and Waterford operations were closed in 2013. Diageo has breweries in a number of African countries; Nigeria, Kenya, Ghana, Cameroon, Ethiopia, Tanzania, Uganda, Seychelles, and brews Red Stripe in Jamaica. In the last six years Diageo has invested heavily in order to increase brewing capacity in Nigeria, Ghana, Cameroon, Kenya and in Ethiopia. The African businesses have also been investing in launching mainstream spirits in Africa, and have utilised a number of revolutionary portable spirits production units.

In addition, Diageo owns a 25.5% effective interest in Guinness Anchor Berhard which operates a brewery in Malaysia, and a 25% equity interest in Sedibeng brewery in South Africa. On 28 July 2015 it was announced that the company agreed to dispose of its 25% interest in Sedibeng to Heineken.

Guinness is also brewed by over 50 third parties around the world under licence arrangements. Guinness flavour extract is shipped from Ireland to all overseas Guinness brewing operations which use the flavour extract to brew Guinness locally. Guinness Draught in cans and bottles is packaged at Runcorn and Belfast in the United Kingdom. The Runcorn facility performs the kegging of Guinness Draught which is transported to Great Britain in bulk.

Wine

Diageo’s principal wineries are in the United States but the group also has operations in Argentina, Turkey and India. For European markets, wines are mainly bottled in Diageo’s facilities in Italy. Wines are sold both in their local markets and overseas.

Ready to drink

Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, South Africa, Australia, the United States and Canada.

Property, plant and equipment

Diageo owns approximately 93% of the manufacturing, distilling, brewing, bottling and administration facilities it uses across the group’s worldwide operations. It holds approximately 2% of properties on leases in excess of 50 years. The principal production facilities are described above. As at 30 June 2015, Diageo’s land and buildings are included in the group’s consolidated balance sheet

Business description (continued)

at a net book value of £1,044 million. Diageo’s two largest individual facilities, in terms of book value, are the Leven bottling, blending and warehousing facility in Scotland and St James’s Gate brewery in Dublin. Approximately 38% of the net book value of Diageo’s land and buildings are properties located in Great Britain, 14% in Ireland, 13% in the United States and 8% in India.

Raw materials and supply agreements

The group has a number of long term contracts in place for the purchase of raw materials including glass, other packaging, spirit, cream, rum and grapes. Forward contracts are in place for the purchase of cereals to minimise the effects of short term price fluctuations.

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

In spirits, Diageo’s major global competitors are Pernod Ricard, Beam Suntory, Bacardi and Brown-Forman, each of which has several brands that compete directly with Diageo’s brands. In addition, Diageo faces competition from local and regional companies in the countries in which it operates.

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

In the year ended 30 June 2015, the group’s research and development expenditure amounted to £26 million (2014 — £24 million; 2013 — £21 million), representing principally the cost of developing new products, from idea generation through to full product development. Research and development expenditure is generally written off in the year in which it is incurred.

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

Business description (continued)

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

Acquisitions and disposals

Diageo has made a number of acquisitions of brands, distribution rights and equity interests and disposals in premium drinks businesses. For a description of principal acquisitions and disposals since 1 July 2012, see note 9 to the consolidated financial statements.

Business description (continued)

OUR GLOBAL REACH

One of Diageo’s key strengths is its geographic reach. We operate as 21 geographically based markets around the world and have a presence in over 180 countries. We employ more than 33,000 talented people across our global business. 43% of Diageo’s business is in the emerging markets in Latin America, Asia, Africa, Eastern Europe and Turkey. This presence is balanced through our strong businesses in the world’s most profitable beverage alcohol market, the United States, and an integrated Western European business.

% SHARE OF NET SALES BY OUR 21 MARKETS

EACH OF OUR 21 MARKETS IS ACCOUNTABLE FOR ITS OWN PERFORMANCE AND FOR DRIVING GROWTH	North America	Europe	Africa	Latin America and Caribbean	Asia Pacific
>15%	US Spirits and Wines	Western Europe(i)
6-10%					India
3-6%	Diageo Guinness USA (DGUSA)	Turkey	Nigeria, East Africa	West LAC	Global Travel, Asia and Middle East
2-3%	Canada		Africa Regional Markets	Paraguay, Uruguay and Brazil	Australia North Asia Greater China
<2%		Russia and Eastern Europe(i)	South Africa	Mexico, Venezuela, Colombia	South East Asia

Based on reported net sales for the year ended 30 June 2015.

(i) On 1 July 2015, Russia became a standalone market and Eastern Europe was merged with Western Europe to create a Diageo Europe market.

DIAGEO REPORTS AS FIVE REGIONS

	North America	Europe	Africa	Latin America and Caribbean	Asia Pacific
% SHARE BY REGION
Volume (%)	19.2	17.9	10.6	8.8	43.5
Net sales(i) (%)	32.2	24.4	13.2	9.6	20.6
Operating profit(ii) (%)	45.4	25.2	10.0	8.2	11.2
Number of responsible drinking programmes(iii) (%)	21.1	24.5	14.1	19.8	20.5
Water withdrawals(iii) (%)	11.1	45.3	37.2	4.5	1.9
Carbon emissions(iii) (%)	8.5	51.8	35.0	3.2	1.5
Number of employees(iv) (%)	9.8	33.0	16.5	8.8	31.9

(i)	Excluding corporate net sales of £80 million. (ii) Excluding exceptional operating charges of £269 million and corporate costs of £123 million. (iii) Excludes United Spirits Limited. See further details on pages 103-119. (iv) Employees have been allocated to the region in which they reside.

Business description (continued)

OUR BRANDS

Our 21 market model affords each market the flexibility to select the right portfolio of brands to capture the unique consumer opportunities that exist in that market and place resources directly against our biggest growth opportunities.

Our 21 market structure means we now look at our brands through the lens of global giants and local stars, alongside our leading reserve brands. Our in-market local star brands can be individual to any one market, and provide a platform to accelerate the growth of our international premium spirits. A selection of these brands are included in the table below.

Global giants(i)
Johnnie Walker	Smirnoff	Captain Morgan	Baileys	Tanqueray	Guinness

Local stars(ii)			Reserve(iii)
Crown Royal	Yenì Raki	JeB	Johnnie Walker Extra Rare	John Walker & Sons Odyssey	Johnnie Walker King George V
Buchanan’s	Windsor	Grand Old Parr	Johnnie Walker Blue Label	Johnnie Walker Gold Label Reserve	The Singleton of Glen Ord
Bundaberg	Bell’s	McDowell’s No. 1	Cîroc	Ketel One vodka	Tanqueray No. TEN
Ypióca	Cacique	Shui Jing Fang	Ron Zacapa Centenario XO	Tequila Reserva de Don Juilo	Bulleit Bourbon

(i)	Global giants represent 39% of Diageo net sales. (ii) Local stars represent 16% of Diageo net sales. (iii) Reserve brands represent 13% of Diageo net sales.

Business description (continued)

OUTSTANDING BREADTH AND DEPTH ACROSS PRICE POINTS

In our portfolio we have brands at almost every price tier of every category. The range of our price points means we are able to capture consumption shifts across the price spectrum. The breadth and depth of our business provide resilience, and enable us to sustain our performance over time.

	Ultra premium(i)	Super premium	Premium	Standard	Value
Scotch whisky	Johnnie Walker Blue Label	The Singleton of Glen Ord	Johnnie Walker Black Label	JeB	VAT 69
Other whisk(e)y	Crown Royal Extra Rare	Bulleit Bourbon	Crown Royal	Seagram’s 7 Crown
Vodka	Cîroc	Ketel One vodka	Smirnoff Iced Cake Flavoured Vodka	Smirnoff	Istanblue
Rum	Ron Zacapa Centenario XO	Pampero Aniversario Ron Extra Añejo	Captain Morgan Private Stock	Captain Morgan
Liqueur	Grand Marnier Cuvée du Cent Cinquantenaire	Grand Marnier Cuvée Louis Alexandre	Sheridan’s Original Layered Liqueur	Baileys	Emmets
Tequila	DeLeón tequila	Tequila Reserva de Don Juilo
Gin	Tanqueray No. TEN		Tanqueray	Gordon’s	Gilbey’s
Local spirits	Shui Jing Fang		Yenì Raki	Ypióca	McDowell’s No. 1
Beer		Kilkenny	Guinness	Meta Beer	Dubic Extra Lager

(i)	Ultra premium includes prestige.

Business description (continued)

OUR PERFORMANCE AMBITION

Diageo’s Performance Ambition is to create one of the best performing, most trusted and respected consumer products companies in the world.

DIAGEO’S STRATEGY AIMS TO DELIVER OUR PERFORMANCE AMBITION THROUGH:
1. Prioritised investment in:		2. Targeted investment in:
a. Premium core spirits(i) (Read more on page 35.)	b. Reserve (Read more on page 35.)	a. Other spirits(i)	b. Beer	c. Wine

(i) Spirits include ready to drink (RTDs).

We measure progress against our Performance Ambition using the following financial and non-financial indicators:
#1 Efficient growth Organic net sales Operating margin Earnings per share Free cash flow	#2 Consistent value creation Return on average invested capital Total shareholder return	#3 Credibility and trust Responsible drinking programmes Water efficiency Carbon emissions	#4 Motivated people Health and safety Employee engagement

See our key performance indicators (KPIs) on pages 28–31.

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

Sustainability & Responsibility imperatives:

Alcohol in society – we aim to create a positive role for alcohol in society through partnerships and programmes that reduce harmful drinking.

Thriving communities – we must equip people in our business, our supply chain and our communities, particularly women, with the skills and resources they need to build a better future for themselves.

Financial strength: our competitive advantage is reflected by our strong financial returns and consistent financial performance.	Supply management: our 21 markets are designated as import markets, import and third party production markets, or import and local production markets.

Environmental impact – we will make our products and business operations more environmentally sustainable, targeting water use, carbon emissions and waste, reducing the volume of packaging we use and sourcing paper and board from sustainable forests.

Our performance drivers and Sustainability & Responsibility imperatives are underpinned by our commitment to the highest standards of governance and ethics.

Efficient supply and procurement: across the world we have efficiency in supply and procurement, with our manufacturing operations working to high quality and environmental standards.	Consumer insights: our deep consumer insights help us to anticipate and respond to rapidly changing dynamics across all markets, and continue to nurture and grow some of the world’s best-loved brands.
Leading capabilities: Diageo’s focus is on brilliant execution including breakthrough marketing, scalable innovation, and winning relationships with our customers and consumers through distribution and sales.
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
4. Value creation: shareholder value; investment in the business; customer, employee and social value

Business description (continued)

CHAIRMAN’S STATEMENT:

WE ARE CREATING ONE OF THE BEST PERFORMING, MOST TRUSTED AND RESPECTED CONSUMER PRODUCTS COMPANIES.

“Over the last two years we have taken the necessary steps to strengthen Diageo, to position our company to drive sustainable growth and value for you, our shareholders, and to ensure we are a trusted and respected partner to all our stakeholders around the world.”

Interim dividend per share
21.5p (h9%)
31 December 2013: 19.7p
Final recommended dividend per share
34.9p (h9%)
30 June 2014: 32.0p
Total dividend per share(i)
56.4p (h9%)
Full year 2014: 51.7p

(i)	Includes recommended final dividend.

6% 26% 17% 35% 10% 6% Global volume share of premium spirits (%) Diageo Pernod Ricard Bacardi Brown-Forman Beam Santony Others Source: Impact Databank, February 2015

Diageo is a leader in beverage alcohol, one of the most attractive growth sectors in consumer products. With our portfolio of global and local brands, and the presence we have built in developed and emerging markets, we are well positioned to capture this growth.

Performance and dividend

In a volatile global environment, our commitment to being one of the best performing, most trusted and respected consumer products companies is as strong as ever. Ivan and the Executive Committee have taken actions to strengthen the business to deliver operational and cultural change, greater agility and responsiveness. Performance this year reflects these actions and continued tough conditions in some markets. In addition, currency volatility affected trading, especially in some of our scotch markets where currency devaluation impacted the price of imported goods for local consumers.

We are more focused than ever on managing cost and delivering cash, and I am pleased that we achieved strong cash conversion, over 100%, during the year. This, together with the actions we are taking to realise our full potential, has enabled the Board to recommend a final dividend of 34.9 pence per share. This would bring the total dividend for the year to 56.4 pence per share, an increase of 9% over the prior year. The final dividend will be paid to shareholders on 8 October 2015. Earnings per share to dividend cover at 1.6 times is now outside our cover ratio, and we will look to rebuild cover over time, maintaining dividend increases at a mid-single digit rate until we are back in range.

Strategic progress

Diageo’s strategy is delivered through a market focus. In individual markets, we compete with our iconic global brands and local stars while building strong routes to consumer. Our in-market teams are accountable for delivering holistic performance and are empowered to act with speed and agility, supported by the scale and expertise of our global business.

Business description (continued)

As a business we have been focused on organic growth while capturing inorganic opportunities. For example, we have been capitalising on North American whisk(e)y trends with the launch of Crown Royal Regal Apple and the continuing success of Bulleit and our other craft bourbons. We have also been broadening our participation in new categories and across price points, with the Orijin brand in Nigeria and Haig Club, a single grain Scotch whisky.

Diageo acquired a majority stake in United Spirits Limited (USL) in India in July 2014, consolidating Diageo’s position as a local leader in spirits in this exciting growth market. We are now moving into the next phase of integration, prioritising brand investment, driving efficiencies and continuing the implementation of Diageo’s operational and governance standards across the business, while putting in place a route to consumer team to further develop USL’s already impressive market coverage.

In February 2015, we completed the acquisition of the remaining 50% of tequila brand, Don Julio. In gaining full global ownership and management control of the brand and its supply assets, we enhance our position in the high growth segments of super and ultra premium tequila. With this deal we also repatriated the Smirnoff brand into our in-market company in Mexico which will allow us to extend our leading position in spirits in this attractive market.

We remain committed to reviewing our portfolio to ensure that we are the best owners of our assets. We realised full management control of Don Julio through the sale of Bushmills. While Bushmills is a good brand, this was the right strategic decision for Diageo as we invest behind the biggest growth opportunities. The sale of Gleneagles Hotels Limited is another example of Diageo’s decision to focus on key priorities. Following the success of the Ryder Cup we felt it was an appropriate time to realise value through this sale. We are pleased that the new owner of Gleneagles has committed to be a significant inward investor in Scottish tourism and will work closely with the local community to make a positive contribution to the visitor industry and the Scottish economy.

Sustainability and responsibility

Diageo has a long history of working within the communities where our products are enjoyed, and we understand that the role and impact of alcohol within society must be our primary focus. Our work to promote responsible drinking and reduce alcohol-related harm remains central to our purpose of celebrating life every day, everywhere, and we share the goal of the World Health Organization (WHO) to reduce the harmful use of alcohol by 10% by 2025. In line with the industry’s commitments, during the year progress was made on underage drinking, reducing drink driving and strengthening marketing codes.

We are proud of the broad contribution we are making to society, through our economic contribution and through our three community programmes: Learning for Life, Water of Life and Plan W. These programmes have: provided training and skills to more than 100,000 people in the Americas and Britain to help them secure new jobs; delivered access to clean water and sanitation to more than ten million people in Africa supporting better health; and empowered around 100,000 women across Asia. And within Diageo, we continue to champion diversity and inclusivity. One example of this is the level of female representation at Board and Executive Committee level, at 45% and 40% respectively.

Business environment

With our strong portfolio of Scotch whisky brands, we have a deep commitment to Scotland built on the heritage of some of the industry’s greatest entrepreneurs. The current debate over the United Kingdom’s role within the European Union is one in which Diageo is actively engaged. We want our Scotch whisky business, which makes a considerable contribution to the British economy, to remain competitive in the global marketplace and believe that the best interests of the whole industry are served by the United Kingdom remaining within a strong, reformed European Union.

Board changes

Having been on the Board for nine years, Laurence Danon will step down at the upcoming Annual General Meeting. On your behalf I would like to thank Laurence for her contribution over a period of progress and growth for Diageo. In July 2015, we announced that Emma Walmsley will join the Board as a Non-Executive Director effective 1 January 2016. Emma is currently Chief Executive Officer of GSK Consumer Healthcare.

Our people

Diageo’s success is in the hands of our 33,000 employees around the world. I would like to thank them all for their dedication and hard work during the year. We must create an environment that stretches and challenges our people and enables them to do their best work, living our values each and every day. I am committed to continuing to build such an environment, and look forward to working with my colleagues on the Board and throughout the business to make sure that we do.

Business description (continued)

Looking ahead

Your Board is confident that Diageo will deliver its Performance Ambition. Over the last two years we have taken the necessary steps to strengthen Diageo, to position our company to drive sustainable growth and value for you, our shareholders, and to ensure we are a trusted and respected partner to all our stakeholders around the world.

Dr Franz B Humer

Chairman

Business description (continued)

CHIEF EXECUTIVE’S STATEMENT:

WE HAVE DELIVERED CHANGES WHICH WILL BUILD STRONG, SUSTAINED PERFORMANCE.

“The fundamentals for future growth remain strong: Diageo will benefit from the increasing penetration of spirits in emerging markets, innovation and the growing appetite for luxury spirits around the world.”

In the next decade one billion new consumers will be able to afford our brands and an additional 800 million consumers will reach levels of income where luxury brands are affordable. Diageo has the leading position in the United States, an integrated Western Europe business, a strong beer platform in Africa from which to build spirits, the leading spirits business in India, and a strong presence in the growth markets of Latin America and Asia.

This year we improved cash conversion, strengthened our route to consumer, delivered industry leading innovation at scale, extended our leadership in reserve and accelerated delivery of our programmed cost savings. We have further sharpened our marketing to better navigate changing consumer trends. So, while some markets have been challenging, we remain confident in the long term global demographics and our ability to deliver growth through the business transformation we are effecting.

Driving operational and cultural change

In the past year we have implemented some important changes to strengthen our business. These changes are aimed at providing greater visibility and will allow us to react more quickly to changes in the marketplace, consumer sentiment and demand.

•	We have completed our shift to a market-led model, enabling greater speed in the way we execute and local accountability.

•	We have shifted our focus to the consumer, allowing us to make better decisions on how we use our marketing spend and run our supply chains.

•	We have embedded a productivity discipline, in order to create more opportunity to invest behind growth in our brands.

•	We continue to ensure we have the right people with the right capabilities to deliver our plans across our business.

Results

Organic net sales were flat. Volume declined 1% reflecting a destock in South East Asia, lower shipments in the United States and improving price/mix led by the growth of reserve brands.

Organic operating margin was up 24 basis points delivered by cost savings and efficiencies, which more than offset the impact of cost inflation and negative market mix. Our global efficiency programme identified £200 million of cost savings to be delivered by the end of fiscal 2017. We delivered £127 million this year, and as planned reinvested £30 million of the savings.

Free cash flow was up over £700 million this year, to almost £2 billion, as I made cash a clear priority for improvement. To deliver this, incentive programmes were changed and we set clear targets for each market. This focus has led to many examples across markets where we have improved processes and ways of working to reduce our working capital. The sales of the Bushmills brand and the Gleneagles Hotel also generated cash in the year.

Business description (continued)

Earnings per share before exceptionals fell 7% to 88.8 pence largely as a result of adverse exchange movements and lower income from associates and joint ventures, offset by underlying improvements.

2015 net sales by category (%)7% 18% 24% 12% 5% 4% 1% 8% 5% 6% 3% 7% Scotch NAM Whisk(e)y Vodka Rum Liqueur Tequila Gin Beer Wine Ready to drink IMFL Other

Sustainability and responsibility

In December 2014 we launched our 2020 Sustainability & Responsibility targets. Stretching and industry leading, our 2020 targets address our most material issues: leadership in alcohol in society; building thriving communities; and reducing our environmental impact. The 2020 targets draw on our achievements to date and are aligned with the new, emerging United Nations Sustainable Development Goals.

With these targets, we are going beyond the establishment of programmes on responsible drinking, community development and environmental performance, to focus on measuring their impact, challenging ourselves to strengthen their value, impact and scale. In doing so, we will work in partnership with governments, civil society, individuals, NGOs and other companies to put in place programmes with quantifiable outcomes. We continue to support fully the Global Producers’ Commitments, a co-ordinated industry response to support the World Health Organization’s (WHO) Global Strategy to Reduce the Harmful Use of Alcohol.

In April this year we announced an ambitious strategy for water stewardship. With water a pressing business and global issue, our Water Blueprint recognises the responsibilities of operating in water-stressed areas and explains how we will support the sustainability of the water resources on which we and those around us rely. Our Water Blueprint and our progress towards all of our targets are essential parts of our long term plan, not just in enabling sustainable operations but also in creating opportunities for growth.

Our people

It is a privilege to work with Diageo teams across the world. I feel honoured to lead a company where purpose and values are deeply ingrained. The commitment of our people to get behind the decisions taken during the year is encouraging. This was demonstrated in the results of our annual employee Values Survey, with employee engagement improving through a tough performance period. This evidence of the passion and commitment all of us hold for Diageo is the perfect fuel to drive future growth, and I look forward to working with our teams across the business, implementing the exciting plans we have for the year ahead.

Larry Schwartz, President Diageo North America, will retire at the end of this calendar year. Larry has many achievements in a 40-year career in the industry, not least his commitment to deliver growth for Diageo and build our strong North American platform. Deirdre Mahlan, currently Chief Financial Officer and the incoming leader of this business, will have this platform to build on as she drives the next stage of Diageo North America’s growth.

Productivity

At the end of July 2015, we announced our intention to deliver productivity gains of a further £500 million over three years from fiscal 2017 to invest in growth and improve margin. As we achieve our productivity gains we expect to deliver mid-single digit organic top line growth on a sustained basis and operating margin expansion of 100 basis points over the same three year period.

Business description (continued)

Outlook

The fundamentals for future growth remain strong: Diageo will benefit from the increasing penetration of spirits in emerging markets, innovation and the growing appetite for luxury spirits around the world.

We have taken some tough decisions over the last couple of years to set Diageo up to deliver strong, sustained performance. Today we are closer to the consumer, more agile, and focused on productivity, with the people, skills and capabilities to deliver on the opportunity. We are at an exciting point on our journey. In 2016, we believe stronger volume growth will deliver an improved top line performance.

Ivan Menezes

Chief Executive

Business description (continued)

HOW WE MEASURE PERFORMANCE: KEY PERFORMANCE INDICATORS

We use the following 11 key performance indicators (KPIs) to measure our financial and non-financial performance.

Their relevance to our strategy and our performance against these measures are explained below:

Relevance to strategy

#1	Efficient growth
#2	Consistent value creation
#3	Credibility and trust
#4	Motivated people

FINANCIAL	FINANCIAL	FINANCIAL
ORGANIC NET SALES GROWTH (%) ® #1	ORGANIC OPERATING MARGIN IMPROVEMENT (BPS) ® #1	EARNINGS PER SHARE BEFORE EXCEPTIONAL ITEMS (PENCE)(i) ® #1

FINANCIAL ORGANIC NET SALES GROWTH (%) 0.0% 5 2013 0.4 0.0 2014 2015	FINANCIAL ORGANIC OPERATING MARGIN IMPROVEMENT (BPS) +24bps 78 77 24 2013 2014 2015	FINANCIAL EARNINGS PER SHARE BEFORE EXCEPTIONAL ITEMS (PENCE)(i) 88.8p 103.1 95.5 88.8 2013 2014 2015
Definition	Definition	Definition
Sales growth after deducting excise duties, excluding the impact of exchange rate movements, acquisitions and disposals.	The percentage point movement in operating profit before exceptional items, divided by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.	Profit before exceptional items attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.

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

Performance

Organic net sales were flat, with volume decline of 1% reflecting a destock in South East Asia and West LAC, lower shipments in the United States and improving price/mix led by the growth of reserve brands.

Performance

Margin improved mainly due to cost savings, primarily through our global efficiency programme, partially offset by reinvestment in route to consumer, cost inflation and negative market mix.

Performance Eps before exceptional was down by 6.7 pence per share driven by adverse exchange movements and lower income from associates and joint ventures, offset by underlying improvements.
See page 47 for more detail.	See page 47 for more detail.	See page 48 for more detail.

Business description (continued)

NON-FINANCIAL	NON-FINANCIAL	NON-FINANCIAL
ALCOHOL IN SOCIETY(iii) (RESPONSIBLE DRINKING PROGRAMMES) #3	HEALTH AND SAFETY(iii) (LOST-TIME ACCIDENT FREQUENCY PER 1,000 EMPLOYEES) #4	WATER EFFICIENCY(iii), (v) (L/L) #3

NON-FINANCIAL ALCOHOL IN SOCIETY(iii) (RESPONSIBLE DRINKING PROGRAMMES) 298 PROGRAMMES 373 315 298 2013 2014 2015	NON-FINANCIAL HEALTH AND SAFETY(iii) (LOST-TIME ACCIDENT FREQUENCY PER 1,000 EMPLOYEES) 1.66A 2.97 1.66(iv) 1.66A 2013 2014 2015	NON-FINANCIAL WATER EFFICIENCY(iii), (v) (L/L) 6.0L/LA 7.0 6.8 6.0A 2013 2014 2015
Definition	Definition	Definition
Programmes supported by Diageo that aim to reduce harmful drinking.	Number of accidents per 1,000 employees and directly supervised contractors resulting in time lost from work of one calendar day or more.	Ratio of the amount of water required to produce one litre of packaged product.

Why we measure

Alcohol-related harm is our most important social issue. These programmes address risks such as: harm to consumers and communities; limitations to our licence to operate; and the loss of trust and respect from our stakeholders.

Why we measure Safety is a basic human right: everyone has the right to work in a safe environment, and our Zero Harm safety philosophy is that everyone should go home safe, every day, everywhere.

Why we measure

Water is the main ingredient in all of our brands. To sustain production growth and respond to the growing global demand for water, we aim to improve efficiency, minimising our water use, particularly in water-stressed areas.

Performance

In shifting our focus towards the Global Producers’ Commitments, we supported fewer programmes this year, and in line with our 2020 target, we are prioritising impact, which involves supporting fewer but more effective programmes.

Performance

Our overall lost-time accident frequency rate has remained static – despite improvements in our operations, our accident rate in offices and sales functions has increased. Addressing this will be a key focus for us in 2016.

Performance 11.8% improvement on 2014, resulting from process optimisations and improvements related to equipment, raw material handling, culture and behaviour towards water stewardship.
See page 104 for more detail.	See page 113 for more detail.	See page 108 for more detail.

Business description (continued)

FINANCIAL	FINANCIAL	FINANCIAL
FREE CASH FLOW (£ MILLION)® #1	RETURN ON AVERAGE INVESTED CAPITAL (ROIC) (%)(ii) #2	TOTAL SHAREHOLDER RETURN (%)® #2

FINANCIAL FREE CASH FLOW (L MILLION) L1,963m 1,963 1,452 1,235 2013 2014 2015	FINANCIAL RETURN ON AVERAGE INVESTED CAPITAL (ROIC) (%)(ii) 12.3% 16.5 14.1 12.3 2013 2014 2015	FINANCIAL TOTAL SHAREHOLDER RETURN (%) 2% 17 2 2 2013 2014 2015

Definition

Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for loans receivable and other investments, and the net cash cost paid for property, plant and equipment, and computer software.

Definition

Profit before finance charges and exceptional items attributable to equity shareholders divided by average invested capital. Invested capital comprises net assets aggregated with exceptional restructuring costs and goodwill at the date of transition to IFRS, excluding post employment liabilities, net borrowings and non-controlling interests.

Definition Percentage growth in the value of a Diageo share (assuming all dividends and capital distributions are re-invested).
Why we measure Free cash flow is a key indicator of the financial management of the business and reflects the cash generated by the business to fund payments to our shareholders and acquisitions.	Why we measure ROIC is used by management to assess the return obtained from the group’s asset base. Improving ROIC builds financial strength to enable Diageo to attain its financial objectives.	Why we measure As a public limited company, Diageo has a fiduciary responsibility to maximise long term value for shareholders. We also monitor our relative TSR performance against our peers.
Performance Improved working capital, primarily due to lower debtors driven by phasing of sales in the last quarter, was the biggest driver of the improvement in free cash flow.

Performance

The additional investment in United Spirits Limited and its full consolidation reduced ROIC by 1.1 pps. Adverse exchange and lower income from associates resulted in a further reduction offset by organic operating profit growth.

Performance Diageo delivered total shareholder return of 2% as dividends paid increased by 9% and earnings declined mainly as a result of adverse exchange movements.
See page 49 for more detail.	See page 49 for more detail.

Business description (continued)

NON-FINANCIAL	NON-FINANCIAL

Remuneration

Some KPIs are used as a measure in the
incentives plans for the remuneration of
executives. These are identified with the
symbol®.

See our Directors’ remuneration report
from page 151 for more detail.

CARBON EMISSIONS(iii),(vi) (1,000 TONNES CO2E) #3	EMPLOYEE ENGAGEMENT INDEX (%) #4

NON-FINANCIAL CARBON EMISSIONS(iii) (1,000 TONNES CO2E) 652? 701 673 652? 2013 2014 2015	NON-FINANCIAL EMPLOYEE ENGAGEMENT INDEX (%) 75% 85 73(vi) 75 2013 2014 2015
Definition	Definition
Absolute volume of carbon emissions, in 1,000 tonnes.	Measured through our Values Survey; includes metrics for employee satisfaction, loyalty, advocacy and pride.

Why we measure

Carbon is a key element of our overall environmental impact and the impact of the industry. We recognise the importance of reducing our carbon emissions, not just to create efficiencies and savings now, but also to mitigate climate change and position us well for a low carbon economy in the future.

Why we measure

Employee engagement is a key enabler of our strategy and performance. The survey allows us to measure, quantitatively and qualitatively, how far employees believe we are living our values. The results
inform our ways of working, engagement strategies and leadership development.

Performance Improved performance resulting from cumulative impacts of multiple energy efficiency initiatives and switches to renewable fuels, predominately biogas recovery and reuse.

Performance

94% of our people participated in our Annual Values Survey. Our people confirmed that one of our core strengths continues to be our employees’ pride and strong sense of ownership of our business and our brands.

See page 109 for more detail.	See page 114 for more detail.

(i)	For reward purposes this measure is further adjusted for the impact of exchange rates and other factors not controlled by management, to ensure focus on our underlying performance drivers.
(ii)	The group has revised the return on average invested capital calculation by excluding the profit and net assets attributable to non-controlling interests. Comparative figures have been restated.
(iii)	Excludes United Spirits Limited. See pages 103 – 119 for further details.
(iv)	Revised comparative amount to be consistent with current year presentation, see more details on page 114.
(v)	In accordance with Diageo’s environmental reporting methodologies, data for each of the two years in the period ended 30 June 2014 has been restated and total water used excludes irrigation water for agricultural purposes on land under the operational control of the company.
(vi)	Data for each of the two years in the period ended 30 June 2014 has been restated in accordance with the WRI/WBCSD GHG Protocol and Diageo’s environmental reporting methodology.
(vii)	In 2014, we reviewed our overall approach to measuring engagement, and adopted a revised index (it is not possible to restate prior year figures under the new method, so 2013 show highly engaged scores based on the former method). The new index allows us to compare our results with other best-in-class organisations, and sets a more challenging benchmark for employee engagement. As part of this process, we changed our key performance indicator from ‘super engagement’ to ‘engagement’.

Business description (continued)

MARKET DYNAMICS

The global beverage alcohol market is large and diverse, with an estimated six billion equivalent units of alcohol sold each year, generating £300 billion of net sales. It is also one of the most regulated in the world, and beverage alcohol companies operate in the context of a range of stakeholder expectations and demands. This environment presents opportunities for a business like Diageo, with our global scale, our diverse range of leading brands, and our high standards of governance and ethics.

A growing global market

Beverage alcohol is a profitable, growing and attractive market in which to participate. Margins are significantly higher than for the overall consumer goods market, while, over the medium term, the industry is expected to grow in both volume and value. While the global market is split almost equally between emerging and developed markets, emerging markets are expected to grow at a faster rate.

Within emerging markets and developed markets, every individual market presents different consumer dynamics and a different outlook determined by specific local conditions. Our 21-market operating model, coupled with tailored local strategies, enables us to meet the specific needs of consumers across different geographies.

Opportunities in developed markets

In developed markets, the population is ageing, and in aggregate is growing more slowly than in emerging markets – in some countries it is shrinking. Overall, wealth is fairly static but is increasingly polarised as growth is skewed towards the most affluent. The opportunities in developed markets are therefore very different from emerging markets. Given the higher levels of disposable income and the importance of branding, in developed markets consumers are often prepared to pay more for high quality brands with heritage and provenance. Our key opportunities are to offer beer customers other products, particularly spirits, and, as tastes evolve, to encourage consumers to trade up within spirits brands.

Opportunities in emerging markets

Growth of beverage alcohol consumption in emerging markets is driven by strong, underlying consumer fundamentals. The number of people of legal purchasing age is growing worldwide, and is set to increase by over 450 million over the next decade. Wealth is increasing, with the middle class growing. This means more consumers are buying brands and they have more money to spend on them. There is a good opportunity for growth for spirits, as consumer tastes shift and disposable incomes rise.

Factors affecting consumer choices

While medium-term prospects for beverage alcohol are robust and positive for the reasons described above, in the short term there are particular challenges that face all consumer goods businesses.

Business description (continued)

Economic and political instability

Sudden changes to economic variables such as exchange rates and commodity prices, or changes in levels of political security, can reduce consumer confidence and spending power. Over the last year alone we have witnessed considerable economic, social and political upheaval in many places: huge currency devaluations in Venezuela; geo-political conflict in Russia and Ukraine; the Ebola outbreak; and terrorist threats in Nigeria and Kenya, to name some examples. The general operating environment will continue to be a turbulent and unpredictable one in which to compete.

Our approach is based on broad participation across geographies, categories and price tiers, which provides a natural hedge against individual market volatility, while tailored strategies for each market allow us to respond quickly to local dynamics. Operationally, we continue to focus on improving our risk management processes, while our 21-market operating model enables our markets to respond quickly to local events and trends. Our renewed focus on managing the business according to what is actually bought by consumers rather than what we sell to our customers will also help to improve the consistency of our performance across markets.

Increasing expectations of businesses and brands

Consumers today – particularly millennials – have increasing expectations of the businesses behind the brands they love. It is not enough to provide a great product and brand experience: companies must make a contribution that goes beyond economic benefits, to encompass environmental and social benefits as well.

This is reflected in the developing regulatory framework for listed companies, which are expected to be transparent about their key social and environmental issues, and, through reporting, to demonstrate progress. Going beyond what is mandatory has become the norm for global businesses, which are adopting various voluntary frameworks. These include the International Integrated Reporting Framework, published last year, the Global Reporting Initiative Guidelines, launched in 2000 and updated last year, and the United Nations Global Compact principles, established in 2006, all of which we follow in our reporting.

This high and growing level of regulation and scrutiny can be an advantage to companies with good corporate governance and the right approach to sustainability and responsibility.

Creating a positive role for alcohol in society

Diageo has always believed that creating a positive role for alcohol in society is about working in partnership with all the relevant stakeholders, through concerted industry initiatives. We are one of 13 global producers of beer, wine and spirits which, in 2013, launched a set of commitments designed to support Member States’ implementation of the World Health Organization’s (WHO) global strategy to reduce the harmful use of alcohol. They include a focus on reducing underage drinking, strengthening and expanding marketing codes of practice, providing consumer information and responsible product innovation, reducing drink driving, and enlisting the support of retailers to reduce harmful drinking.

Diageo also believes that the most effective alcohol policies are evidence-based, account for drinking patterns, target at-risk groups, treat all forms of alcohol equally, and involve all stakeholders. Such policies include mandating a minimum legal purchasing age of not less than 18; a maximum blood alcohol concentration (BAC) level for drivers of no more than 0.08mg; and lower BACs for novice and commercial drivers. Also effective are high-visibility enforcement campaigns of drink-driving laws and alcohol interlock devices for convicted drink drivers.

Diageo advocates these policies while opposing measures that are not based on evidence, and are likely to have unintended consequences. For example the use of high taxes to control consumption can in some cases push consumers to unregulated alcohol markets. These are potentially dangerous for consumers – what little is known about this ‘unrecorded’ alcohol, which the WHO estimates accounts for 25% of alcohol consumed, suggests that some may be contaminated, some toxic, and a risk to public health.

Factors affecting the operational environment

The developments in reporting social and environmental issues noted above are a reflection of their importance to business performance. The interdependence of companies and their local environments, communities and economies is a growing phenomenon, which Diageo has long recognised through our sustainability and responsibility programmes. In December 2014 we launched our 2020 Sustainability & Responsibility targets, which focus on three imperatives: leadership in alcohol in society; building thriving communities; and reducing our environmental impact.

Business description (continued)

Climate change and water scarcity

Companies – particularly those that rely on agricultural raw materials – are increasingly being affected by a variety of environmental issues associated with climate change, such as extreme weather events, water scarcity and biodiversity loss.

For the alcohol industry, water scarcity demands particular attention given that water is the main ingredient in all alcoholic beverages. The World Bank expects water scarcity to affect 2.8 billion people directly by 2025, and the increasing importance of water as a global issue is recognised in our Water Blueprint, launched in April 2015, which defines our strategic approach to water stewardship across the value chain. The map below shows our sites located in water-stressed areas where our approach to water stewardship is particularly important.

Local communities and supply chains

Alcohol beverage companies contribute to the economic development of their communities in a variety of ways, whether through direct or indirect employment, taxes or community investment efforts. However, companies can further contribute by leveraging the economic impact of their entire value chain in the way they work with suppliers and customers – and doing so is an increasing expectation of the private sector by government and international development institutions. One powerful trend in the food and beverage industry is a focus on local sourcing in markets with an agricultural economy or the potential for one, and, in Africa, we have a target of sourcing 80% of agricultural materials locally (sourced within Africa and used by our African markets). This helps build trust with government and other stakeholders, can help secure supply, and it delivers wider benefits to the local community.

Business description (continued)

HOW WE WILL DELIVER OUR PERFORMANCE AMBITION

Diageo’s performance drivers and Sustainability & Responsibility imperatives are key to achieving our Performance Ambition. Each of our 21 markets focuses on the priorities that are most relevant to driving growth and creating shared value in that market.

OUR SIX PERFORMANCE DRIVERS

1. Strengthen and accelerate growth of our premium core brands

Our premium core brands are sold in more than 180 countries around the world. They are enjoyed by consumers in the developed markets and have wide appeal in emerging markets. They include iconic brands like Johnnie Walker, Smirnoff, Captain Morgan and Baileys.

2. Win in reserve in every market

Our reserve or luxury portfolio accounts for 13% of our total net sales. Over the last six years we have transformed our luxury brand building capabilities and are now the industry leader in the super and ultra premium segments.

3. Innovate at scale to meet new consumer needs

Our ability to innovate is a competitive advantage. A proven driver of growth, it is critical to the performance in each of our markets. Since 2009, innovation has accounted for at least half of Diageo’s sales growth, growing double-digit each year.

4. Build and then constantly extend our advantage in route to consumer

Our global programme looks at how we can profitably extend where our brands appear and improve the quality of how they appear at every appropriate drinking or buying occasion, achieving higher rates of sale in an efficient way.

5. Drive out costs to invest in growth

Increasing productivity and efficiency within Diageo will improve profitability and allow us to invest back into the business to drive growth.

6. Ensure we have the talent to deliver our Performance Ambition

We employ bright, collaborative people at all levels in our business, and must continue to do so if we are to achieve our Performance Ambition. Ensuring that we have the best talent – now and in the future – is one of our biggest challenges and one of our greatest opportunities.

OUR THREE SUSTAINABILITY & RESPONSIBILITY IMPERATIVES

1. Leadership in alcohol in society

Creating a positive role for alcohol in society is our primary focus, and over the last decade we have supported hundreds of programmes to tackle harmful drinking and encourage responsibility. We will continue these efforts with our various stakeholder partners as well as focus on delivering the five Global Producers’ Commitments.

2. Building thriving communities

Our distilleries, breweries and wineries are at the heart of our communities, and we have a responsibility to create shared value throughout our supply chain. Our targets commit us to further partnerships with local farmers and agricultural communities to develop more sustainable supply chains and secure our raw material supply.

3. Reducing our environmental impact

Recognising that our impact on the environment is not limited to our own sites, our targets reflect the need to better manage water stewardship and carbon emissions across our whole supply chain. We will work increasingly with suppliers, striving to decouple the growth of our business from our impact on the environment.

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

Diageo is headquartered in the United Kingdom and has significant production and investment in Scotland. Following the result of the Scottish independence referendum in 2014 and the UK general election in 2015, legislation to grant more devolved powers to the Scottish parliament has been introduced. Diageo will monitor the passage of this Bill. Amendments granting additional devolved powers may be proposed, and these could result in a further period of political unceratinty that may adversely affect Diageo’s business. Regarding Britain’s place in Europe, by the end of 2017, the current government in the United Kingdom has undertaken to conduct a referendum on the UK’s continued membership of the European Union. The UK’s withdrawal from the EU would involve a sustained period of uncertainty and complexity which could have an adverse effect on our operations and profitability. In addition, Diageo’s operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Political and/or social unrest, potential health issues, natural disasters and terrorist threats and/or acts may also occur in various places around the world, which will have an impact on trade, tourism and travel. Many of these risks are heightened, or occur more frequently, in emerging markets. These disruptions can affect Diageo’s ability to import or export products and to repatriate funds, as well as affecting the levels of consumer demand (for example, in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo’s levels of sales or profitability. A substantial portion of Diageo’s operations, representing approximately 43% of Diageo’s net sales for the year ended 30 June 2015, are carried out in emerging markets. Emerging markets are also generally exposed to relatively higher risk of liquidity constraints, inflation, devaluation, price volatility, currency convertibility and sovereign default. Due to Diageo’s specific exposures, any or all of the aforementioned factors may affect Diageo disproportionately or in a different manner as compared to its competitors.

Business description (continued)

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

Diageo is subject to litigation directed at the beverage alcohol industry and other litigation

Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. Diageo may also be subject to litigation arising from legacy and discontinued activities, as well as other litigation in the ordinary course of its operations. Diageo is further subject to the risk of litigation by tax, customs and other regulatory authorities, including with respect to the methodology for assessing importation value, transfer pricing or compliance matters. Changes in the political and economic climate have resulted in an increased focus on tax collection in recent years and tax authorities are showing an increased appetite to challenge the methodology used by multinational enterprises, even where it is compliant with international best practice guidelines. Any such litigation may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and as a result, Diageo’s business could be materially adversely affected. For additional information with respect to legal proceedings, see ‘Additional information for shareholders — Legal proceedings’ and note 18 to the consolidated financial statements.

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

Business description (continued)

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

Business description (continued)

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

It is possible that the pursuit of this strategic focus on premium drinks could give rise to further business combinations, acquisitions, disposals, joint ventures and/or partnerships (including any associated financing or the assumption of actual or potential liabilities, depending on the transaction contemplated). There can be no assurance that any transaction will be completed or that any such transaction would deliver the anticipated benefits, cost savings or synergies. The success of any transaction will depend in part on Diageo’s ability to successfully integrate new businesses with Diageo’s existing operations and realise the anticipated benefits. The current and ongoing issues in USL detailed in note 18 to the consolidated financial statements provide an example of integration challenges.

Similarly, there can be no assurance that the cost saving or restructuring programmes implemented by Diageo in order to improve efficiencies and deliver cost savings will deliver the expected benefits. Diageo continues to undertake change programmes designed to improve the effectiveness and efficiency of end-to-end operations, including changes to organisational structures, business processes and business systems. Disruption caused to business processes as a result of such change which could impact Diageo operations and lead to adverse customer or consumer reaction. There may also be a a risk of impairment charges on goodwill or other intangible assets and failure to meet financial targets.

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

Business description (continued)

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

Diageo may be adversely affected by fluctuations in exchange rates. In particular, any redenomination of the euro or its constituent parts could materially adversely affect Diageo. The results of operations of Diageo are accounted for in pounds sterling. Approximately 30% of Diageo’s net sales in the year ended 30 June 2015 were in US dollars, approximately 11% were in euros and approximately 16% were in sterling. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo’s reported results of operations from year to year. Diageo may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense.

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

Business description (continued)

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

This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and licence to Diageo for use. All rights reserved. © Diageo plc 2015.

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

Business review

Operating results 2015 compared with 2014

1. INCOME STATEMENT

Sales and net sales

For the impact of exchange rate movements and acquisitions and disposals see pages 50–51. See ‘Group Financial Review — Key Performance Indicators — Net sales growth’ on page 47 in respect of ‘organic’ movements.

Operating costs before exceptional items and operating profit

Operating costs before exceptional items comprise cost of sales, marketing and other operating expenses. For the impact of exchange rate movements and acquisitions and disposals see pages 50–51. See ‘Group Financial Review — Key Performance Indicators — Change in operating margin’ on page 47 in respect of ‘organic’ movements.

Net finance charges, taxation and associates and joint ventures

See ‘Group Financial Review — Key Performance Indicators — Earnings per share before exceptional items’ on page 48.

Post employment plans

See ‘Group Financial Review — Key Performance Indicators — Free cash flow’ on page 49.

Exceptional items, exchange and dividend

Exceptional items comprise exceptional operating items, non-operating items and discontinued operations. See ‘Group Financial Review — Exceptional items’ on pages 51-52.

2. ANALYSIS BY REPORTING SEGMENTS

North America — see page 54

Europe — see page 58

Africa— see page 62

Latin America and Caribbean — see page 65

Asia Pacific — see page 68

Corporate — see ‘Group Financial Review — Organic growth by region’ page 46

3. CATEGORY REVIEW — PAGES 72 TO 74

Business review (continued)

GROUP FINANCIAL REVIEW

“Our performance this year reflected both the volatile global consumer and economic environment and the actions we took to strengthen the business. Reported net sales were up with the integration of USL and organic net sales flat driven by currency related challenges in specific emerging markets and embedding our sell out discipline. Our focus on cost delivered savings and drove margin expansion, prioritising cash resulted in a marked cash flow improvement and we continued to invest for the future.”

Deirdre Mahlan,

Chief Financial Officer

HIGHLIGHTS OF THE YEAR

Reported net sales up 5% with full consolidation of United Spirits
Free cash flow of £2bn up £0.7 bn
9% final dividend increase to give recommended full year dividend of 56.4 pence
Organic net sales flat
Organic operating margin up 24bps
Shipment volume down 1%
Depletion volume is estimated to be up 1%
Basic eps 95.0 pence up 6%
Eps before exceptional items 88.8 pence due to adverse exchange and associates, offset by underlying improvements

(i)	Excluding corporate net sales. (ii) Before exceptional items and corporate costs.

Business review (continued)

Key performance indicators		2015	2014
Organic net sales growth	%	—	—
Organic operating margin improvement	basis points	24	77
Earnings per share before exceptional items	pence	88.8	95.5
Free cash flow	£ million	1,963	1,235
Return on average invested capital (ROIC)(i)%		12.3	14.1

Other financial information		2015 reported	2014 reported
Volume	EUm	246.2	156.1
Net sales	£ million	10,813	10,258
Marketing spend	£ million	1,629	1,620
Operating profit before exceptional items	£ million	3,066	3,134
Operating profit	£ million	2,797	2,707
Share of associates and joint ventures profit after tax	£ million	175	252
Non-operating items	£ million	373	140
Net finance charges	£ million	412	388
Reported tax rate	%	15.9	16.5
Reported tax rate before exceptional items	%	18.3	18.2
Profit attributable to parent company’s shareholders	£ million	2,381	2,248
Basic earnings per share	pence	95.0	89.7
Recommended full year dividend	pence	56.4	51.7

Organic growth by region	Volume %	Net sales %	Marketing spend %	Operating profit(ii) %
North America	(3)	(1)	(4)	(2)
Europe	—	—	2	3
Africa	7	6	4	10
Latin America and Caribbean	(7)	(1)	6	(3)
Asia Pacific	(3)	(2)	(8)	7
Diageo(iii)	(1)	—	(1)	1

(i)	The group has revised the calculation of ROIC by excluding the net assets and net profit attributable to non-controlling interests. Before this adjustment, in the year ended 30 June 2014 the ROIC reported was 13.7%.
(ii)	Before exceptional items.
(iii)	Includes Corporate. In the year ended 30 June 2015 Corporate reported net sales and net operating charges before exceptional items were £80 million (2014-£79 million) and £123 million (2014-£130 million), respectively. The reduction in net operating charges before exceptional items is largely due to cost savings and exchange.

Business review (continued)

KEY PERFORMANCE INDICATORS

Net sales growth (£ million)

The full consolidation of USL, partly offset by adverse exchange delivered reported net sales growth of 5%. Organic net sales flat

896 movement Organic 123 10,813 (337) 10,258 (127) 2014 2015 Reported Reported Acquisitions and Exchange Price/mix disposals(i) Volume

(i)	Impact of acquisitions and disposals on 2014 and 2015. See page 51 for further details.

Reported net sales were up 5%, largely driven by the full consolidation of USL, which contributed £921 million of net sales. Currency weakness, other than the US dollar, had an adverse impact on net sales. Organic volume decline was largely driven by lower shipments in the United States, reduction in inventory levels in South East Asia and West LAC, and the impact of pricing in Venezuela and Brazil. While these price increases contributed to positive price, the main driver of organic price/mix was positive mix, led by growth of reserve and Crown Royal.

Change in operating margin (%)

Full consolidation of USL rebased operating margin by c200bps. Organic margin improved 24bps

30.55% 52bps 28.35% 36bps (183)bps (61)bps(64)bps Organic 2014 movement(i) 2015 Reported Reported Acquisitions and disposals Marketing spend Exchange Other operating Gross margin expenses

(i)	Exchange impacts in respect of profit on intergroup sales of products and the intergroup recharges have been re-allocated to the respective profit and loss lines for the purposes of calculating margin impacts only.

The full consolidation of USL lowered reported operating margin for the group. The organic improvement in margin was largely as a result of cost savings and efficiencies, which more than offset the impact of cost inflation and negative market mix.

Business review (continued)

Earnings per share before exceptional items (pence)

Eps before exceptionals impacted by adverse exchange and decrease in associate profit

95.5 1.6 1.4 1.5 88.8 (6.4) (3.1) (1.3) (0.4) profit Operating (4.8) 2014 2015 Reported Reported Operating profit excluding FX Tax Exchange on operating profit Non-controlling interests Associates and joint ventures Other including USL(i) Finance charges

(i)	The impact of fully consolidating USL results is included in other. The movements for operating profit, finance charges, tax and non-controlling interests, all exclude USL.

Eps before exceptional items fell 6.7 pence largely as a result of adverse exchange movements and lower income from associates and joint ventures. Organic growth in operating profit had a positive impact on eps. Net finance charges excluding acquired debt in USL reduced due to lower interest rates which benefited eps. Basic eps was 95.0 pence (year ended 30 June 2014 — 89.7 pence), with exceptional items increasing eps by 6.2 pence (year ended 30 June 2014 — 5.8 pence unfavourable).

Movement in net finance charges		£ million
2014 Reported		388
Net interest charge decrease		(48)
Consolidation of net borrowings acquired in USL		60
Movement in other finance charges		12

2015 Reported		412

	2015	2014
Average monthly net borrowings (£ million)	10,459	9,174
Effective interest rate(i)	3.5%	3.8%

(i)	For the calculation of the effective interest rate, the net interest charge excludes fair value adjustments to derivative financial instruments and borrowings. Average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but excludes the market value adjustment for cross currency interest rate swaps.

The increase in average net borrowings was principally the result of the acquisition of the controlling interest in USL, completed on 2 July 2014, and the consolidation of USL’s net borrowings. The effective interest rate decreased in the year ended 30 June 2015 as the negative impact of consolidating USL’s net borrowings was more than offset by lower interest rates on new debt issued and an increase in the proportion of floating rate debt through the use of swaps.

Business review (continued)

Free cash flow (£ million)

Positive working capital movement drove improvement in free cash flow

Operating 79 59 1,963 pro_t 734 (57) (7) 1,235 76 (156) 2014 2015 Reported Reported USL free cash Exchange Net capex fiow(i) Working movement Operating capital Interest and tax profit excluding movement Other operating exchange(ii) items(iii)

(i)	USL free cash flow is shown separately and is excluded from the other line items shown above.
(ii)	Operating profit adjusted for non-cash items including depreciation and amortisation.
(iii)	Other operating items includes pension related payments, dividends received from associates and joint ventures, movements in loans receivable and other investments, and payments in respect of the settlement of Thalidomide.

The increase in free cash flow was primarily driven by the positive working capital movement. This was largely due to lower debtors as a result of phasing of shipments, with days sales outstanding 6 days lower than last year. This compares with an increase in debtors in the prior year.

Return on average invested capital (%)(i)

The investment in USL has rebased ROIC. Adverse exchange and lower income from associates reduced ROIC in the year

14.1% 0.2pps (1.1)pps 12.3% (0.4)pps (0.3)pps(0.2)pps 2014 2015 Reported(ii) Reported(iii) USL Exchange Other Operating profit Associates and after tax joint ventures including FX

(i)	ROIC calculation excludes exceptional items.
(ii)	The group has revised the calculation of ROIC by excluding the net assets and net profit attributable to non-controlling interests. Before this adjustment, in the year ended 30 June 2014 the ROIC was reported as 13.7%.
(iii)	For the years ended 30 June 2014 and 30 June 2015 average net assets were adjusted for the inclusion of USL as though it was owned throughout the year as it became an associate on 4 July 2013 and a subsidiary on 2 July 2014.

The additional investment in USL and full consolidation of its results reduced ROIC by 1.1pps. Exchange movements reduced operating profit, but the impact on ROIC was partially offset by exchange reducing invested capital. Lower income from associates reduced ROIC in the year.

Business review (continued)

INCOME STATEMENT

	2014 £ million	Exchange (a) £ million	Acquisitions and disposals (b) £ million	Organic movement £ million	2015 £ million
Sales	13,980	(509)	2,321	174	15,966
Excise duties	(3,722)	172	(1,425)	(178)	(5,153)

Net sales	10,258	(337)	896	(4)	10,813
Cost of sales(i)	(4,006)	61	(666)	26	(4,585)

Gross profit	6,252	(276)	230	22	6,228
Marketing	(1,620)	47	(74)	18	(1,629)
Other operating expenses(i)	(1,498)	68	(85)	(18)	(1,533)

Operating profit before exceptional items	3,134	(161)	71	22	3,066
Exceptional operating items (c)	(427)				(269)

Operating profit	2,707				2,797
Non-operating items (c)	140				373
Net finance charges	(388)				(412)
Share of after tax results of associates and joint ventures	252				175

Profit before taxation	2,711				2,933
Taxation	(447)				(466)

Profit from continuing operations	2,264				2,467
Discontinued operations (c)	(83)				—

Profit for the year	2,181				2,467

(i)	Before exceptional operating items.

(a) Exchange

The impact of movements in exchange rates on reported figures is principally in respect of the Venezuelan bolivar, the euro, the Russian rouble and the US dollar.

In February 2015, the Central Bank of Venezuela opened a new mechanism (known as SIMADI) that allows private and public companies to trade foreign currency with fewer restrictions than other mechanisms in Venezuela. As a result, the group has used the SIMADI exchange rate to consolidate its Venezuelan operations for the year ended 30 June 2015. For the year ended 30 June 2014, the group applied the Sicad II exchange rate to consolidate its operations in Venezuela.

Applying the SIMADI consolidation rate of $1 = VEF197.30 (£1 = VEF309.76) compared to the Sicad II rate of $1 = VEF49.98 (£1 = VEF85.47) would have reduced net assets and cash and cash equivalents as at 1 July 2014 by £60 million and £52 million, respectively, and would have reduced the previously reported net sales and operating profit for the year ended 30 June 2014 by £57 million and £36 million, respectively.

The effect of movements in exchange rate and other movements on profit before exceptional items and taxation for the year ended 30 June 2015 is set out in the table below.

	Year ended 30 June 2015	Year ended 30 June 2014
Exchange rates
Translation £1 =	$1.57	$1.63
Transaction £1 =	$1.58	$1.59
Translation £1 =	€1.31	€1.20
Transaction £1 =	€1.23	€1.26

Business review (continued)

Gains/ (losses) £ million
Translation impact	(72)
Transaction impact	(89)

Operating profit before exceptional items	(161)
Net finance charges – translation impact	(7)
Mark to market impact of IAS 39 on interest expense	8
Impact of IAS 21 and IAS 39 on net other finance charges	1

Interest and other finance charges	2
Associates – translation impact	(20)

Profit before exceptional items and taxation	(179)

(b) Acquisitions and disposals

The impact of acquisitions and disposals on the reported figures was primarily attributable to the full consolidation of United Spirits Limited (USL) from 2 July 2014 and the acquisition of the Mexican distribution rights of Don Julio, partially offset by the disposal of The Old Bushmills Distillery Company Limited on 27 February 2015 and Gleneagles Hotels Limited on 30 June 2015. See page 123 for further details.

(c) Exceptional items

Exceptional operating charges of £269 million (2014 — £427 million) in the year ended 30 June 2015 comprise:

•	£47 million (2014 — £98 million) in respect of the Global efficiency programme announced in January 2014;
•	£35 million (2014 — £35 million) in respect of the Supply excellence restructuring programme;
•	£41 million in respect of the impairment of the group’s 45.56% equity investment in Hanoi Liquor Joint Stock Company; and
•	£146 million in respect of settlement of several related disputes with the Korean customs authorities regarding the transfer pricing methodology applicable to imported products. Total payments to settle these disputes in the year were £74 million as £87 million was paid to the customs authorities prior to 30 June 2014, and was previously accounted for as a receivable from Korean customs.

In the year ended 30 June 2014 an exceptional impairment loss of £260 million in respect of the Shui Jing Fang brand and £4 million in respect of tangible fixed assets was charged to other operating expenses.

Non-operating items in the year ended 30 June 2015 include a gain of £103 million (2014 — £140 million) following the acquisition of additional equity shares in USL which increased the group’s investment in USL from 25.02% to 54.78%, excluding the 2.38% interest owned by the USL Benefit Trust (2014 — 10.04% to 25.02%). On 2 July 2014 when USL became a subsidiary of the group a gain was recognised on the difference between the book value of the 25.02% investment and the fair value. The gain is net of a £79 million cumulative exchange loss recycled from other comprehensive income and £10 million transaction costs.

On 27 February 2015, the group completed the purchase of the 50% equity interest in Don Julio B.V. that it did not already own (giving Diageo 100% ownership of the brand and production facility) and the Mexican distribution business of Don Julio. As a result of Don Julio becoming a subsidiary of the group a gain of £63 million arose, being the difference between the book value of the joint venture on the date of the transaction and the fair value. In addition, the group reacquired the production and distribution for Smirnoff and Popov in Mexico. As part of the transaction, Diageo also agreed to sell 100% of the equity share capital in The Old Bushmills Distillery Company Limited resulting in an exceptional gain of £174 million.

On 30 June 2015, Diageo completed the disposal of Gleneagles Hotels Limited to the Ennismore group resulting in an exceptional gain of £73 million.

In the year ended 30 June 2015 a provision of £30 million was charged to non-operating items in respect of a guarantee provided to a third party financial institution.

Business review (continued)

Discontinued operations in the year ended 30 June 2014 comprised a charge after taxation of £83 million (£91 million less tax of £8 million) in respect of the settlement of thalidomide litigation in Australia and New Zealand and anticipated future payments to thalidomide organisations.

Cash payments in the year ended 30 June 2015 for exceptional restructuring items, the legal settlement in Korea, the guarantee and thalidomide were £117 million (2014 — £104 million), £74 million (2014 — £nil), £30 million (2014 — £nil) and £19 million (2014 — £59 million), respectively.

Dividend

The directors recommend a final dividend of 34.9 pence per share, an increase of 9% from the year ended 30 June 2014. The full dividend will therefore be 56.4 pence per share, an increase of 9% from the year ended 30 June 2014. Subject to approval by shareholders, the final dividend will be paid on 8 October 2015 to shareholders on the register on 14 August 2015. The ex-dividend date is 13 August 2015. Payment to US ADR holders will be made on 14 October 2015. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 17 September 2015.

The recommended final dividend increase is 9%, in line with the increase in the interim dividend. This rate of increase recognises that while eps has declined, the decline was mainly driven by the impact of exchange movements in a year when free cash flow has improved strongly. Eps to dividend cover at 1.6 times is however now outside management’s coverage ratio, and the group will look to rebuild cover over time, maintaining dividend increases at a mid-single digit rate until it is back in range.

MOVEMENTS IN NET BORROWINGS AND EQUITY

Movement in net borrowings	2015 £ million	2014 £ million
Net borrowings at the beginning of the year	(8,850)	(8,403)
Free cash flow (a)	1,963	1,235
Acquisition and sale of businesses (b)	(306)	(534)
Net purchase of own shares for share schemes (c)	(8)	(113)
Dividends paid to non-controlling interests	(72)	(88)
Purchase of shares of non-controlling interests (d)	—	(37)
Net movements in bonds and other borrowings	(315)	(157)
Equity dividends paid	(1,341)	(1,228)
Other movements	2	1

Net decrease in cash and cash equivalents	(77)	(921)
Net decrease in bonds and other borrowings	315	157
Exchange differences (e)	(7)	349
Borrowings on acquisition of businesses	(869)	—
Other non-cash items	(39)	(32)

Net borrowings at the end of the year	(9,527)	(8,850)

(a) See page 49 for the analysis of free cash flow.

(b) On 2 July 2014 the group acquired an additional 26% investment in USL for INR 114.5 billion (£1,118 million). On 31 October 2014 the sale of the Whyte and Mackay Group by USL resulted in a net cash receipt of £391 million. On 27 February 2015, Diageo paid $293 million (£192 million) for the 50% equity interest in Don Julio B.V. that it did not already own and for the Mexican distribution rights for Don Julio. As part of the transaction, Diageo also agreed to sell the equity share capital in The Old Bushmills Distillery Company Limited. The net cash consideration received for Bushmills amounted to $709 million (£456 million).

In the year ended 30 June 2014 cash payments primarily comprised £474 million in respect of the acquisition of a 18.74% investment in USL.

Business review (continued)

(c) Net purchase of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £75 million (2014 — £208 million) less receipts from employees on the exercise of share options of £67 million (2014 — £95 million).

(d) In the year ended 30 June 2014 Diageo purchased the remaining 7% equity stake in Sichuan Chengdu Shuijingfang Group Co., Ltd.

(e) Exchange differences primarily arose on US dollar and euro denominated borrowings partially offset by the favourable change on foreign exchange swaps and forwards.

Movement in equity	2015 £ million	2014 £ million
Equity at the beginning of the year	7,590	8,088
Profit for the year	2,467	2,181
Exchange adjustments (a)	(225)	(1,133)
Net remeasurement of post employment plans	113	(167)
Exchange recycled to the income statement (b)	88	—
Fair value movements on available-for-sale investments (b)	20	(85)
Non-controlling interests acquired	641	8
Purchase of shares of non-controlling interests	—	(37)
Dividends to non-controlling interests	(72)	(88)
Dividends paid	(1,341)	(1,228)
Other reserve movements	(25)	51

Equity at the end of the year	9,256	7,590

(a) Movement in the year ended 30 June 2015 primarily arose from the exchange loss on Turkish lira, Brazilian real and euro denominated net investments.

(b) Following the acquisition of majority equity stakes in USL, 50% equity interest in Don Julio and one of the group’s joint ventures in South Africa that it did not already own exchange losses of £88 million were recycled to the income statement.

On the acquisition of USL on 2 July 2014 a 43.91% (£641 million) non-controlling interest was recognised. In the year ended 30 June 2014 a gain of £85 million, in respect of USL, was recycled to the income statement reflecting the step up from available-for-sale investment to associate.

Post employment plans

The deficit in respect of post employment plans before taxation decreased by £216 million from £475 million at 30 June 2014 to £259 million at 30 June 2015. The reduction was primarily due to strong asset return and a reduction in long term inflation rates partially offset by a decrease in returns from AA – rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans (United Kingdom reduced from 4.2% to 3.8% and Ireland from 3.0% to 2.6%). Total cash contributions by the group to all post employment plans in the year ending 30 June 2016 are estimated to be approximately £180 million.

Business review (continued)

NORTH AMERICA

North America accounts for about a third of our net sales and around 45% of operating profit and is the largest market for premium drinks in the world. Continuing economic uncertainty has adversely impacted consumer spending in the region, but due to our leadership in innovation, strong route to consumer and solid marketing investment in key brands, we continue to be well positioned. We are promoting responsible drinking, and this year the US government approved our request to include serving fact information on beverage alcohol products.

Key financials	2014 Reported £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2015 Reported £ million	Reported movement %
Net sales	3,444	97	(37)	(49)	3,455	–
Marketing spend	540	16	7	(21)	542	–
Operating profit before exceptional items	1,460	27	(2)	(37)	1,448	(1)
Exceptional items	(35)				(28)

Operating profit	1,425				1,420	–

Our markets

Our North America business comprises US Spirits and Wines, Diageo Guinness USA (DGUSA) and Diageo Canada, headquartered in Norwalk, Connecticut.

Business review (continued)

Route to market

Route to market in the United States is through the three-tier system and we distribute our products through more than 100 spirits and wines distributors and brokers, and more than 400 beer distributors. We have a unique route to market for our spirits and wine business in the United States, with more than 3,000 dedicated distributor sales people focused only on Diageo and Moët Hennessy spirits and wine brands. Diageo consolidates its US Spirits and Wines business into a single state-wide distributor in 41 states and the District of Columbia, representing more than 80% of the company’s US Spirits and Wines volume.

US Spirits and Wines business operates through five divisions in Open States where we sell to distributors who then sell to retailers, and through two divisions in Control States where mostly we sell to the state, which in turn sells to state or agency stores and on premise retailers. US Spirits and Wines sells the vast majority of the Californian and imported wines we own and represent, with the remaining small portion of sales coming from winery visitor centres and online sales.

DGUSA sells and markets brands including Guinness, Smirnoff Ice and Red Stripe. Beer distribution generally follows the three-tier open state regulations across the United States.

Diageo Canada distributes our collection of spirits, beer and wine brands across all Canadian provinces, which generally operate through a provincial control system. Diageo Canada operates through a single broker with a dedicated sales force handling our brands in the country.

National brand strategy, strategic accounts marketing and corporate functions are managed at the North America level. In North America, we market a total beverage alcohol portfolio.

Supply operations

We have 11 bottling, distilling, blending and maturation sites including operations in Plainfield, Illinois; Amherstburg, Ontario; Valleyfield, Quebec; Relay, Maryland; Gimli, Manitoba; Tullahoma, Tennessee; Louisville, Kentucky; and seven wineries and wine bottling operations in California. Focusing on continuously improving efficiency across our supply chain we made significant investments during the year and announced plans to cease bottling operations in Relay, Maryland.

Sustainability and responsibility

As our largest market, with many millions of consumers, our focus on responsible drinking in North America is particularly important, and we have built a reputation as a leading voice in the industry. After 12 years of advocating with a coalition of consumer and public health advocates, the US government recently allowed alcohol companies to include alcohol content and nutritional information per typical serve on packaging. In March we followed this by announcing our commitment to provide consumers around the world with this information – a first for any alcohol company. Another key issue for us is operational sustainability – our Californian vineyards and wineries are in a water-stressed area, and we have responded by creating ‘Blue Teams’ to scale up our focus on reducing water use in our operations and identifying opportunities in our wine growers’ supply chain.

Performance

In North America, US Spirits has delivered improved depletion performance through the year with the value of distributor depletions, up 3% in the first half, and up 4% for the full year. Shipments were broadly in line with depletions and therefore net sales were down 2% year on year as last year shipments were higher than depletions mainly driven by innovation launches. Beer net sales were in line with last year, ready to drink and wine were down slightly and in Canada net sales grew 2%. Volume growth of the reserve portfolio was the main driver of the 1.5pps of increased price/mix as price premiums against the competition, for brands such as Smirnoff and Captain Morgan, were narrowed. This led to lower achieved price year on year but did drive improved share positions. Our innovation agenda continued to lead the industry in North America and this year was a key driver of our net sales. Advertising spend was down as we drove procurement savings on media and agency fees in marketing while maintaining our share of voice. Adjusting for these savings, marketing as a percentage of net sales was roughly flat. Overheads were flat but operating margin declined 47 basis points driven by soft volume and lower net sales of spirits in the United States.

Business review (continued)

Markets:	Organic volume movement(i) %	Organic net sales movement %	Reported net sales movement %
North America	(3)	(1)	—

US Spirits and Wines	(3)	(2)	1
DGUSA	(3)	(1)	3
Canada	3	2	(4)

Spirits(ii)	(3)	(1)	1
Beer	—	(1)	1
Wine	(2)	(2)	2
Ready to drink	(3)	(1)	(14)

Global giants and local stars(ii):
Smirnoff	(2)	(3)	(1)
Captain Morgan	(10)	(12)	(10)
Johnnie Walker	(8)	(15)	(12)
Guinness	2	2	4
Baileys	(5)	(5)	(3)
Tanqueray	(2)	(2)	1
Crown Royal	13	12	15
Cîroc	4	4	8
Ketel One vodka	(2)	(2)	1
Bulleit	32	36	41
Don Julio	5	9	13
Buchanan’s	17	18	23

(i)	Organic equals reported movement for volume except for North America (4)%, US Spirits and Wines (5)%, spirits (3)% and ready to drink (25)% reflecting the termination of the transitional arrangements following the disposal of Jose Cuervo and Bushmills and the acquisition of the outstanding stake in Don Julio.
(ii)	Spirits brands excluding ready to drink.

Business review (continued)

KEY HIGHLIGHTS

•	Net sales in US Spirits and Wines declined 2% while the value of distributor depletions was up 4%. Diageo’s North American whisk(e)y performance was very strong with the portfolio outpacing category growth and net sales up 13%. Crown Royal was the primary driver as Crown Royal Regal Apple, the top selling innovation according to Nielsen, gained share as it recruited new consumers to the brand, driving double digit top line growth for the trademark. Bulleit, the fastest growing unflavoured North American whisk(e)y, drove one third of that category’s growth with net sales up 35%. Both Bulleit Bourbon and Bulleit Rye led their respective segments through increased distribution, consumer experience marketing, and the engagement of key trade influencers. In scotch, Buchanan’s was the fastest growing brand in the United States, with net sales up over 20%. Buchanan’s resonates particularly well with the growing Hispanic population, and this year added sponsorship of the Latin Grammy Awards to its full suite of marketing activities. Johnnie Walker did not perform well, partly as a result of lapping the strong launch of Platinum and Gold Label Reserve last year but also due to a reduction in promotional activities for Red, Black, and Blue Label. Cîroc net sales growth of 4% was driven by the notable success of Cîroc Pineapple, the latest addition to the flavour range. Despite an improved performance trajectory, net sales of Smirnoff declined 4% as the flavour portfolio, confections in particular, continued to be a drag on performance. The launch of Captain Morgan White Flavours partially offset the effect of lapping the prior year’s launch of Captain Morgan White which, together with weakness on Original Spiced, drove double digit net sales decline for the brand. Net sales of tequila were up double digit, driven by 10% growth of Don Julio, which was supported by marketing campaigns focused on the heritage and craftsmanship of the brand, and the launch of new DeLeón variants, which broadened the price range and contributed to increased distribution of the brand.
•	Guinness net sales were up 3% on the strong performance of Blonde American Lager. Guinness Draught was weak given competition in the craft beer segment, particularly in the on trade. Net sales of ready to drink declined slightly, bringing net sales of DGUSA down 1%. Stronger execution and competitive pricing on Smirnoff Ice stabilised the core and flavoured variants but the brand’s growth still lags the category.
•	In Canada the new distribution system helped drive net sales growth of 2%. Spirits growth of 3% was driven by Johnnie Walker and vodka. Ready to drink net sales growth was principally due to Smirnoff variants, with beer down and wine down double digit. Tactical price reductions resulted in share improvement, with a marginally negative impact on price/mix.
•	Marketing investment in North America reduced 4% driven by US Spirits and Wines, which delivered significant savings on media and agency fees and procurement efficiencies. Advertising remained focused on Cîroc, Crown Royal, Smirnoff, Captain Morgan, and Johnnie Walker, and increased on Don Julio and Bulleit to support new programmes. Marketing investment in DGUSA supported the launch of Guinness Blonde American Lager and in Canada, a 1% increase went behind innovation launches.

Business review (continued)

EUROPE

Diageo is the largest premium drinks business in Western Europe. Consumer marketing programmes are developed at a market level to drive consistency, efficiency and scale across all countries. In Russia and Eastern Europe we are driving our premium core, standard and value brands and reserve portfolio, whilst in Turkey, we use our local businesses’ strong route to consumer to drive accelerated growth in international premium spirits. In Europe, where competition for talent is particularly strong, our reputation as a trusted and respected company and for ground-breaking innovation, is key to our ability to attract and retain the people we need to deliver our Performance Ambition.

Key financials	2014 Reported (restated)(i) £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2015 Reported £ million	Reported movement %
Net sales	2,814	(186)	(13)	2	2,617	(7)
Marketing spend	413	(30)	(1)	6	388	(6)
Operating profit before exceptional items	853	(67)	(2)	20	804	(6)
Exceptional items	(20)				(20)

Operating profit	833				784	(6)

(i)	Restated following the change in the internal reporting structure to reflect changes made to management responsibilities. See page 124-125 for further details.

Our markets

Europe comprises Western Europe, Russia and Eastern Europe and Turkey. Western Europe is managed as a single market with country teams focusing on sales and customer marketing execution. It includes Great Britain, Ireland, Iberia, France, Germany and Diageo Guinness Continental Europe beer business. Eastern Europe includes Poland, Bulgaria, Romania and Israel.

On 1 July 2015, Russia became a standalone market while Eastern Europe was merged with Western Europe creating Diageo Europe. Turkey remained unchanged.

Business review (continued)

Route to market

In Great Britain we sell and market our products through Diageo GB (spirits, beer and ready to drink), Percy Fox & Co (wines) and Justerini & Brooks Retail (wines private clients). Products are distributed through independent wholesalers and directly to retailers. In the on trade, products are sold through major brewers, multiple retail groups and smaller regional independent brewers and wholesalers.

In the Republic of Ireland and Northern Ireland, Diageo sells and distributes directly to the on trade and the off trade via a telesales operation.

Across the remainder of Western Europe, we distribute our spirits brands primarily through our own distribution companies, except for France where products are sold through a joint venture arrangement with Moët Hennessy.

Diageo Guinness Continental Europe distributes our beer brands in mainland Europe, focusing in Germany, Russia and France, our largest mainland European beer markets.

In Russia and Poland we operate through wholly owned subsidiaries, while in other Eastern Europe countries we use third party distributors.

In Turkey, we sell our products via the distribution network of Mey İçki, our wholly owned subsidiary. Mey İçki distributes both local brands (raki, other spirits and wine) and Diageo’s global spirits brands.

Supply operations

The International Supply Centre (ISC) comprises the supply operations in the United Kingdom, Ireland and Italy. The group owns 29 whisky distilleries in Scotland, a Dublin based beer brewery and maturing and packaging facilities in Scotland, England, Ireland and Italy. The ISC ships whisk(e)y, vodka, gin, rum, beer, wine, cream liqueurs, and other spirit-based drinks to over 180 countries. Through our £1 billion investment in Scotch whisky production and inventory, announced in 2012, distilling capacity has increased by over 25%.

Raki, vodka and wine are produced in Turkey at a number of sites and Smirnov vodka is produced in Russia.

Sustainability and responsibility

People today increasingly want to work for companies that they believe make a positive social and environmental, as well as economic, contribution. Our leadership in responsible drinking, through programmes and partnerships, and our contribution to the communities in which we operate, support our reputation and ability to attract and retain employees. Our responsible drinking programme, NOFAS, aims to tackle foetal alcohol syndrome by training midwives and health professionals – to date we have reached around 300,000 pregnant women in the UK. In the last few years, we have launched our Learning for Life community programme in a number of European countries, including a major investment in Scotland, as part of a five-year effort targeted towards young people.

Performance

Europe’s performance reflected an improved momentum in Western Europe, growth in Turkey and a challenging environment in Russia. In Western Europe net sales were up 1%, as performance improved in more than half of our markets. Reserve brands delivered another strong performance with net sales up 20% and growing double digit even in the more challenging economies in Southern Europe. Innovation remained a key performance driver with net sales up 30% driven by successes such as ‘The Brewers Project’ which helped put Guinness back in growth in both Great Britain and Ireland. We continued to invest in our route to consumer, increasing the number of sales people by 30% and the number of outlets we cover by 60%. In Russia, which continued to be impacted by economic volatility, consumers traded down and customers reduced inventory levels while Diageo gained share in scotch and rum. Turkey net sales were up 3% driving premiumisation in the raki category and gained share in scotch and vodka. Total operating margin for the region improved 75bps largely driven by gross margin improvement in Turkey, and overhead cost reduction in Western Europe, which was partially reinvested in marketing spend and route to consumer.

Business review (continued)

Markets:	Organic volume movement(i) %	Organic net sales movement %	Reported net sales movement %
Europe	—	—	(7)

Western Europe	1	1	(5)
Russia and Eastern Europe	(8)	(9)	(26)
Turkey	—	3	(5)

Spirits(ii)	(1)	1	(8)
Beer	1	1	(4)
Wine	—	(1)	(4)
Ready to drink	(6)	(2)	(5)

Global giants and local stars(ii):
Guinness	1	2	(2)
Smirnoff	(2)	(4)	(7)
Johnnie Walker	(5)	(7)	(15)
Baileys	(3)	(4)	(10)
Captain Morgan	9	10	1
Yenì Raki	(4)	4	(6)
JeB	(1)	(3)	(10)

(i)	Organic equals reported movement for volume.
(ii)	Spirits brands excluding ready to drink.

Business review (continued)

KEY HIGHLIGHTS

•	In Western Europe net sales were up 1%:

•	In Great Britain net sales were up 3%, with spirits, beer, and ready to drink all in growth. Reserve net sales were up 43% driven by Cîroc and the successful launch of Haig Club. Captain Morgan net sales were up 15%, with investment focused on increased activation in outlets and Smirnoff was back in growth with net sales up 1%, supported by the new ‘We’re Open’ campaign. Beer net sales were up 2% driven by innovation on Guinness. Ready to drink net sales were up 7% supported by strong growth in pre-mix. The only weakness was in Baileys where net sales were down 2%, however Baileys Original was in growth.
•	In Ireland net sales were down 1%, or flat after accounting for the transfer of wine sales to Diageo Wines Europe. Guinness sustained its positive momentum with net sales up 2%, supported by successful innovations launched through ‘The Brewers Project at St James’s Gate’. Net sales in spirits were down 2% as the category continued to be affected by last year’s duty increase.
•	In Southern Europe net sales were down 1%. Net sales in Iberia were flat, after accounting for a transfer of sales of one customer to Africa Regional Markets, but showing positive momentum with growth from Tanqueray and Gordon’s in a vibrant gin category and declines in JeB and Cacique. Double digit growth of reserve was the main driver behind the 1% net sales growth in Italy, where Zacapa was up 10% and Cîroc more than trebled net sales. In Greece, performance was impacted by the deterioration of economic environment in the last quarter, which resulted in a 4% net sales decline.
•	Net sales in Germany and Austria declined 2%. In Germany net sales were up 5%. Underlying performance was strong with net sales of Baileys, Captain Morgan and Johnnie Walker Red Label all up double digit. In Austria, net sales were down 53% against the buy in ahead of the excise duty increase in January 2014.
•	Performance in Benelux continued to be impacted by the decision to realign prices in the first half on premium core brands which resulted in a net sales decline of 10%.
•	In a challenging trading environment in France net sales increased 2% largely driven by growth in scotch, with Scotch malts up 6%, and the strong performance of Captain Morgan which, in its third year, more than doubled net sales.
•	Net sales in Diageo Wines Europe were up 3% largely driven by the transfer of wine net sales from Diageo Ireland and the strong performance of [yellow tail].
•	Performance in Russia and Eastern Europe continued to be impacted by the events in the region. In Russia, net sales declined 14%, driven by both destocking amongst distributors and consumers trading down. This impacted Johnnie Walker, however Diageo extended its leadership in whisky and rum, and gained share with brands such as White Horse, Black & White and Captain Morgan. In Poland, net sales of Johnnie Walker Red Label declined 15% and the brand lost share, as some competitors did not follow Diageo price increases to cover last year’s excise duty increase.
•	In Turkey net sales grew 3% despite an excise duty increase in January and the earlier start to Ramadan. Net sales in raki were up 5% with Yenì Raki and the super premium variant Tekirdağ Raki premiumising the category. Good underlying performance of international spirits resulted in share gains for Johnnie Walker, Smirnoff and Baileys.
•	Marketing investment in Europe increased 2% largely driven by Western Europe where spend was up 3%. The increased investment was focused on the biggest growth opportunities such as reserve and innovation to support the launches of Haig Club and the Guinness Brewers project.

Business review (continued)

AFRICA

In Africa our strategy is to grow Diageo’s leadership across beer and spirits by providing brand choice across a broad range of consumer motivations, profiles, and occasions. We are focused on growing beer faster than the market and accelerating the growth of spirits through continued investment in infrastructure and brands. Local sourcing is a key element of our strategy in Africa: it directly supports our commercial operations, while indirectly supporting our position by bringing wider benefits to society as a whole.

Key financials	2014 Reported (restated)(i) £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2015 Reported £ million	Reported movement %
Net sales	1,430	(100)	—	85	1,415	(1)
Marketing spend	152	(10)	—	5	147	(3)
Operating profit before exceptional items	340	(52)	1	29	318	(6)
Exceptional items	(23)				(7)

Operating profit	317				311	(2)

(i)	Restated following the change in the internal reporting structure to reflect changes made to management responsibilities. See page 124–125 for further details.

Our markets

The region comprises Nigeria, East Africa (Kenya, Tanzania, Uganda, Burundi, Rwanda and South Sudan), Africa Regional Markets (including Ghana, Cameroon, Ethiopia, Angola, Mozambique and a sorghum beer business in South Africa) and South Africa (all other products).

Route to market

In Africa our largest businesses are in Nigeria, where we own 54.3% of a listed company whose principal brands are Guinness, Harp and Malta, and in East Africa, where we own 50.03% of East African Breweries Limited (EABL). EABL produces and distributes beer and spirits brands to a range of consumers in Kenya and Uganda, and has a 51% equity interest in Serengeti Breweries Limited, Tanzania. Within Africa Regional Markets, we have wholly owned subsidiaries in Cameroon, Ethiopia, Mozambique and Réunion and majority owned subsidiaries in Ghana and the Seychelles. Angola is supplied via a third party distributor. In South Africa we sell spirits and sorghum beer through wholly owned subsidiaries and currently sell our beer, cider and ready to drink products through our 42.25% stake in DHN Drinks Ltd, a joint venture with Heineken and Namibia Breweries Ltd. On 28 July 2015, Diageo announced the agreement to dispose of its equity interest in DHN Drinks Ltd. Diageo has brewing arrangements with the Castel Group who license, brew and distribute Guinness in the Democratic Republic of Congo, Gambia, Gabon, Ivory Coast, Togo, Benin, Burkina Faso, Chad, Mali and Guinea. Diageo sells spirits through distributors in the majority of other sub-Saharan countries.

Supply operations

We have 14 breweries in Africa, including the brewery owned by Sedibeng in South Africa in which we own a 25% equity stake.

In addition, our beer and spirits brands are produced by third parties under licence in 20 other African countries. We also own five manufacturing facilities including blending, malting and cider plants.

Business review (continued)

Sustainability and responsibility

In Africa we create wealth both directly through our operations and indirectly through our broader network, particularly of agricultural suppliers. We source 70% of agricultural and packaging materials locally and we work with more than 50,000 local farmers for our agricultural inputs. Thirteen of our production sites in Africa are in water-stressed areas, so much of our focus is on managing water use in our operations effectively and enhancing access to clean water to surrounding communities through our pan-African Water of Life programme. Since we began the programme in 2006, we have brought safe drinking water to more than ten million people. The launch of our Water Blueprint strategy this year will help us focus further on water use in the supply chain, with one of our key targets being to equip our suppliers with the tools to protect water sources in water-stressed areas. We also support many responsible drinking programmes throughout the continent. We tackle issues like drink driving through programmes such as Dry Drive in South Africa, and underage consumption through the Red Card initiative in Uganda, and through advocating stronger legal purchase age laws in Ghana. Our training programmes have also created close to 40,000 responsible drinking ambassadors across Africa this year.

Performance

Good performances in both beer and spirits led to net sales up 6% in Africa. Investments in route to consumer together with innovation drove an 8% increase in beer and led to double digit growth in spirits. The mainstream beer market in Nigeria remained challenged as consumers moved towards more value products, impacting the performance of Guinness and Harp. However the national rollout of Orijin and renovation of Satzenbrau drove an increase in beer net sales of 9%. Investment in Guinness marketing has stabilised volume share in the brand. Good progress in route to consumer led to strong net sales growth in Ghana, and in Cameroon, strong marketing campaigns delivered net sales and share gains in Guinness. In South Africa, spirits growth was underpinned by the continued strong performances of Smirnoff 1818, which is now a two million case brand, and Johnnie Walker, while overall growth was impacted by a decline in ready to drink. Reserve brands grew 26% with double digit increases in South Africa, East Africa and Nigeria. Increased sales of mainstream brands, which have lower costs per case, together with procurement and supply efficiencies were partially offset by an increase in marketing spend and route to consumer investments leading to organic operating margin improvement of 75 basis points.

Markets:	Organic volume movement(i) %	Organic net sales movement %	Reported net sales movement %
Africa	7	6	(1)

Nigeria	13	6	(3)
East Africa	7	9	6
Africa Regional Markets	14	15	1
South Africa	(2)	(7)	(12)

Spirits(ii)	17	13	7
Beer	4	8	(1)
Ready to drink	(34)	(28)	(33)

Global giants and local stars(ii):
Guinness	(5)	(7)	(15)
Johnnie Walker	3	7	2
Smirnoff	22	22	16
Tusker	(6)	3	1
Malta	(8)	(5)	(17)
Senator	(11)	(16)	(20)
Harp	(40)	(46)	(50)

(i)	Organic equals reported movement for volume.
(ii)	Spirits brands excluding ready to drink.

Business review (continued)

KEY HIGHLIGHTS

•	Nigeria delivered double digit volume growth driven primarily by the national rollout of Orijin, while net sales grew 6%. The weak consumer environment led to a move to value lager which resulted in a strong performance of Satzenbrau and a weak performance of Harp. Similarly net sales of Guinness declined although the brand’s performance improved in the second half and volume share stabilised. Spirits net sales were up 19% as inventory reductions on Johnnie Walker and Baileys were offset by the strong performance of local mainstream spirits.
•	In East Africa, where net sales grew 9%, Guinness volume and net sales grew strong double digits supported by the ‘Made of More’ campaign. Innovation in value beer, in particular, Balozi lager in Kenya, a no added sugar offering, and in Tanzania Kibo Gold, positioned to capture consumers trading down, offset a decline in Senator due to excise duty changes in Kenya in the first half last year. In spirits, growth was led by mainstream spirits brands and good performances from Johnnie Walker and Smirnoff. Success in mainstream spirits was driven by Kane Extra and Liberty in Kenya, which benefited from improvements in route to consumer, including the introduction of motorcycles to increase sales coverage of mainstream outlets. Johnnie Walker net sales grew 60% driven by recruitment activities, while the launch of Smirnoff Ice Double Black and Guarana also contributed to East Africa’s growth.
•	In Africa Regional Markets, net sales grew strongly, up 15%. In Ghana, net sales grew 32%. Investment in route to consumer, together with price increases, led to 28% net sales growth of beer, and spirits grew strongly driven by the growth of Johnnie Walker and the introduction of Orijin Bitters. In Cameroon, net sales grew 10% driven by growth of Guinness, which benefited from increased awareness through the ‘Made of Black’ campaign, together with outperformance of Harp and growth of Johnnie Walker and Baileys. In Angola, spirits net sales doubled following route to consumer investments and the appointment of a new distributor. This led to strong performances from Johnnie Walker, White Horse, and Gordon’s gin. While the performance of Meta beer in Ethiopia was impacted by increased competitive pricing, this was mostly offset by strong net sales of Malta and the introduction of Zemen, a lower-price beer innovation, along with a good performance of spirits.
•	Net sales in South Africa were down 7% driven by a decline in Smirnoff Ice Double Black and Guarana, which lapped strong replenishment sales and high inventories in the last financial year. Spirits net sales increased 8% driven by Smirnoff 1818, with net sales up 27% based on competitive pricing and following a packaging upgrade. Net sales of Johnnie Walker increased 10% with marketing focused on the brand’s quality credentials. Its contribution to total scotch performance was partially offset by a weaker performance of JeB and Bell’s. Reserve brands continued to benefit from investments in route to consumer.
•	Marketing investment in Africa increased 4%. In Nigeria spend on beer was refocused from Harp to support the growth of Orijin and value beers, while in East Africa, the decline in Senator volume also led to a reduction in spend. Spend increased behind vodka, notably Smirnoff 1818 in South Africa in support of pack innovations and promotional activity and investment behind Johnnie Walker grew in South Africa and East Africa. Ready to drink investment increased as Smirnoff Ice Double Black & Guarana launched in East Africa and Nigeria.

Business review (continued)

LATIN AMERICA AND CARIBBEAN

In Latin America and Caribbean the strategic priority is continued leadership in scotch, while broadening the category range to include vodka, rum, liqueurs and local spirits. We are continuing to invest in routes to market and in the range and depth of our portfolio of leading brands. We are also enhancing our supply structure to enable the business to provide the emerging middle class and an increasing number of wealthy consumers with the premium brands they aspire to. In this region’s changing regulatory landscape, our presence is supported by our reputation as a trusted and respected business, based on our stance on responsible drinking, and community development programmes like Learning for Life.

Key financials	2014 Reported £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2015 Reported £ million	Reported movement %
Net sales	1,144	(123)	23	(11)	1,033	(10)
Marketing spend	203	(22)	3	10	194	(4)
Operating profit before exceptional items	328	(60)	2	(7)	263	(20)
Exceptional items	(14)				(5)

Operating profit	314				258	(18)

Our markets

Our Latin America and Caribbean (LAC) business comprises Paraguay, Uruguay and Brazil (PUB), Venezuela, Colombia, Mexico and West LAC (Central America and Caribbean, Argentina, Chile, Peru, Ecuador and Bolivia).

Route to market

We sell our products through a combination of our own subsidiary companies and third party distributors. In Brazil, sales are primarily made directly to international retailers and distributors. In addition to Diageo Brazil, Diageo owns 100% of Ypióca, a leading cachaça producer and distributor. In Uruguay, Diageo manages distribution both directly and through distributors.

All products in Venezuela are sold through dedicated third party distributors. In Colombia we sell directly to major grocers, serving all other accounts and channels through distributors.

In Mexico our brands are sold directly by Diageo, either through direct sales to international accounts or through wholesalers and distributors.

In selected markets in West LAC, we sell directly to consumers, while in key markets, such as Costa Rica and the Dominican Republic, we use exclusive distributors. In Jamaica, we own a 58% controlling interest in Desnoes & Geddes Limited, the Jamaican brewer of Red Stripe lager.

In Argentina, we sell directly to major grocers, and other businesses are managed through a combination of wholesalers and distributors outside of major grocers, to whom we sell directly.

Business review (continued)

Supply operations

The majority of brands sold in the region are manufactured in our International Supply Centre in Europe. However in recent years we have acquired a number of local manufacturers. This year we acquired the remaining 50% equity interest in Don Julio, giving full ownership of the brand and production facilities. In 2012 we acquired 100% of Ypióca in Brazil which produces cachaça and in 2011 we acquired a controlling interest in a company in Guatemala (Añejos de Altura) producing Zacapa. In addition, we have controlling interest in a brewery in Jamaica (Red Stripe), and the Navarro Correas winery in Mendoza, Argentina. We also partner with more than 12 brewers and over 20 co-pack partners to manufacture brands and package products under strict quality assurance protocols.

Sustainability and responsibility

In this region, we have built a name for ourselves as a company that is committed to the long term development of an industry that can bring economic and social value to society. Our responsible drinking programmes, such as Actuando Mejor in Mexico, and Drink Right in Jamaica, are making a tangible difference in reducing alcohol-related harm, and this year contributed to creating more than 240,000 responsible drinking ambassadors. Our flagship community reinvestment programme, Learning for Life, is providing skills and training to over 100,000 people across the region. Some of our sites in Brazil are located in water-stressed areas, and we are developing environmental programmes, for example through our Ypióca business, which are helping ease the pressure on this shared resource.

Performance

Good performances in the domestic markets in LAC were offset by a significant net sales decline in export channels due to currency volatility. The levels of stock held by these customers has reduced, which together with lower depletions, impacted growth in the region by five percentage points. Net sales in domestic markets increased 5% as we expanded our leading positions in scotch and broadened our business into other categories. In Brazil, performance has been affected by a weaker economy and a tougher competitive environment, but we have invested in route to consumer and recruited new consumers into our portfolio through innovation. In Venezuela, there was good growth in local spirits and scotch. Performance in Colombia benefited from investments in route to consumer and innovation, while our strength in scotch drove good net sales growth in Mexico. In Peru and Jamaica, we delivered good growth from our investments in route to consumer and, while net sales were down in Argentina, we moved quickly to offset import levies with local production driving share gains. While significant cost efficiencies were achieved, especially in Brazil, negative market mix and increased marketing investment led to a decrease of 41 basis points in organic operating margin.

Markets:	Organic volume movement(i) %	Organic net sales movement %	Reported net sales movement %
Latin America and Caribbean	(7)	(1)	(10)

PUB	(8)	(2)	(12)
Venezuela	(38)	41	(60)
Colombia	10	10	(2)
Mexico	14	13	19
West LAC	(5)	(9)	(12)

Spirits(ii)	(8)	(3)	(12)
Beer	5	17	11
Wine	1	17	(1)
Ready to drink	(7)	9	(6)

Global giants and local stars(ii):
Johnnie Walker	(6)	(5)	(11)
Smirnoff	(12)	5	(7)
Baileys	(4)	8	—
Buchanan’s	(17)	(12)	(24)
Old Parr	(9)	(10)	(22)
Ypióca	(5)	(3)	(14)
Black & White	17	27	6

(i)	Organic equals reported movement for volume.
(ii)	Spirits brands excluding ready to drink.

Business review (continued)

KEY HIGHLIGHTS

•	Net sales in Paraguay, Uruguay and Brazil (PUB) declined 2% as currency weakness and a slower Brazilian economy impacted consumer spending. In Brazil, volume declined mainly as a result of changes in the route to consumer and the harmonisation of interstate pricing, which led to a reduction in inventories held by distributors. In PUB, price increases and a reduction in commercial discounts led to 6pps of positive price/mix. Scotch net sales declined 2% driven by Johnnie Walker, which was down 9% as intense competitor promotional activity amplified the price premium of Johnnie Walker Red Label. In premium scotch, Old Parr and Johnnie Walker Double Black had strong net sales growth and share gains, and in standard scotch, White Horse grew net sales supported by a new media campaign. Smirnoff strengthened its leadership position in vodka, growing net sales 6% driven by price increases and the launch of Smirnoff Peach. Net sales of Ypióca were affected by the transfer from net sales to overheads of tax credits from local production incentives. On a like for like basis, net sales of Ypióca increased high single digit driven by price increases and continued strong performance in the North East.
•	In Venezuela, while volume declined, net sales increased 41% to £32 million. Access to currency allowed for the importation of some scotch leading to strong comparative performances of Johnnie Walker, Buchanan’s, and Ye Monks. Increased focus on developing local spirits led to strong performances of Cacique, which doubled net sales, despite glass supply constraints, and Gordon’s vodka net sales increased 185%.
•	In Colombia, investments in the route to consumer increased share across key categories and drove 10% net sales growth. The launch of Old Parr Tribute and the introduction of Buchanan’s Special Reserve, together with double digit growth of Johnnie Walker, led to an 11% increase in the net sales of scotch. Innovations contributed to a 22% increase in Baileys net sales.
•	In Mexico, the breadth of Diageo’s scotch portfolio was the main driver of a 13% increase in net sales. Selective price increases along with strong trade executions delivered growth across all price segments of scotch other than value. Johnnie Walker net sales increased 15% with growth across all variants and a particularly strong contribution from Johnnie Walker Red Label. Diageo gained share in the fast-growing but competitive standard scotch segment with the introduction of Black & White, which increased net sales over 80%. There was a good contribution to net sales growth from Smirnoff, since Diageo took direct control over marketing and distribution of the brand in December 2014.
•	In West LAC, net sales were down 9%, driven by inventory reductions in the export channels where net sales declined 51%. This impacted the performance of Johnnie Walker, Old Parr, and Buchanan’s. In domestic markets, strong performances in Peru and Jamaica led to a 3% increase in net sales. In Peru, net sales increased 26% with scotch driving growth together with Baileys, while growth in Red Stripe, pack renovations on Guinness and the strong consumer appeal of Dragon Stout helped deliver 15% growth in net sales in Jamaica. Price realignments in Chile and Caribbean & Central America led to some negative price/mix but delivered share gains in key categories. In Argentina, restrictions on imports affected overall performance but a shift to locally bottled spirits including VAT 69, White Horse, and Smirnoff drove share gains.
•	An increase in marketing investment of 6% supported broader participation within spirits. Spend on scotch was focused on increasing brand equity across price points in Mexico and on supporting the launch of Old Parr Tribute in Colombia. In Jamaica, investment also increased to support the growth of beer and there was growth in spend on Smirnoff to maintain its leadership position in Brazil and in Mexico as Diageo regained distribution of the brand.

Business review (continued)

ASIA PACIFIC

Our strategy in Asia Pacific, which encompasses both developed and emerging markets, is to operate across categories in international spirits, local spirits and beer. We focus on the highest growth categories and consumer opportunities, driving continued development of super and ultra premium scotch, and leveraging the emerging middle class opportunity through a combination of organic growth and selective acquisitions. In the financial year we acquired a controlling stake in United Spirits Limited (USL), positioning us as leaders in spirits in an attractive market, and giving us a significantly expanded operational footprint in India.

Key financials	2014 Reported £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2015 Reported £ million	Reported movement %
Net sales	1,347	(22)	920	(32)	2,213	64
Marketing spend	305	(1)	65	(25)	344	13
Operating profit before exceptional items	283	(13)	66	20	356	26
Exceptional items	(276)				(193)

Operating profit	7				163	2,229

Our markets

Asia Pacific comprises South East Asia (Vietnam, Thailand, Philippines, Indonesia, Malaysia, Singapore, Cambodia, Laos, Myanmar, Nepal and Sri Lanka), Greater China (China, Taiwan, Hong Kong and Macau), India, Global Travel, Asia and Middle East, Australia and North Asia (Korea and Japan).

Business review (continued)

Route to market

In South East Asia, spirits and beer are sold through a combination of Diageo companies, joint venture arrangements, and third party distributors. In Thailand, Malaysia and Singapore, we have joint venture arrangements with Moët Hennessy, sharing administrative and distribution costs. Diageo has wholly owned subsidiaries in the Philippines and Vietnam. In Vietnam we also have a 45.56% equity stake in Hanoi Liquor Joint Stock Company. In Malaysia, Diageo’s own and third party beers are brewed and distributed by a listed company, Guinness Anchor Berhad, in which we have an effective 25.5% equity interest. In Indonesia, Guinness is brewed by, and distributed through, third party arrangements.

In Greater China, part of our spirits business is conducted through a joint venture arrangement with Moët Hennessy. The remainder of our spirits are sold through a wholly owned subsidiary. In addition, we are the sole distributor of Shui Jing Fang, a super premium Chinese white spirit, through our controlling 39.71% equity stake in a listed company.

In India, we further extended our route to market through the integration of USL, the leading spirits company in India. Diageo consolidated USL from 2 July 2014 following the acquisition of an additional 26% investment in USL, becoming the largest shareholder with a 54.78% controlling stake.

In Australia, we produce and distribute the group’s products and in New Zealand we operate through third party distributors.

In North Asia, we have our own distribution company in South Korea, whilst in Japan, the majority of sales are through joint venture agreements with Moët Hennessy and Kirin.

Airport shops and airline customers are serviced through a dedicated Diageo sales and marketing organisation. In the Middle East, we sell our products through third party distributors.

Supply operations

We have distilleries at Chengdu in China that produce Chinese white spirit and in Bundaberg, Australia that produce rum.

USL owns 33 manufacturing facilities in India and Nepal, leases 10 further manufacturing facilities in India and 46 facilities are licensed to produce USL products. In addition, we have bottling plants in Korea and Australia with ready to drink manufacturing capabilities.

Sustainability and responsibility

Promoting responsible drinking has always been a particular focus for us, as it is in many parts of the world. We run programmes to address drink driving, to train bartenders and promotional staff on how to serve alcohol responsibly, and to raise awareness of alcohol and its effects. We also focus on empowering women through our Plan W programme. With the acquisition of USL, our supply footprint has increased significantly, almost doubling the number of sites we operate in water-stressed areas. We believe that our approach, set out in the Water Blueprint strategy, will bring benefits to local water sources, while our compliance and ethics and Zero Harm safety programmes are helping colleagues at USL improve in these areas.

Performance

Asia Pacific performance reflects inventory reductions in South East Asia, and disruptions in Indonesia due to new restrictions on the sale of beer and ready to drink in some channels. All other markets delivered growth, including China led by Chinese white spirits. Reserve sales were up 30%, led by Scotch malts, with particularly strong performance from The Singleton. Innovation responding to changing trends played an important role, with the launch of Haig Club, W ICE by Windsor in Korea, Guinness Zero in Indonesia, and new ready to drink offerings. We reduced marketing investment, largely in China and South East Asia, where the consumer environment was challenged. Performance, primarily the reduction in stock levels, in South East Asia resulted in a significant operating loss for that market. Our Chinese white spirits business regained profitability after a loss last year. This return to profitability, along with cost savings, resulted in an overall margin improvement for Asia Pacific of two percentage points. The full consolidation of USL added £921m of net sales and £53m of operating profit to reported performance for the region.

Business review (continued)

Markets:	Organic volume movement(i) %	Organic net sales movement %	Reported net sales movement %
Asia Pacific	(3)	(2)	64

South East Asia	(24)	(28)	(28)
Greater China	3	15	17
India	5	3	1,732
Global Travel, Asia and Middle East	5	4	3
Australia	1	2	(5)
North Asia	1	1	(1)

Spirits(ii)	(3)	(3)	83
Beer	(13)	(12)	(16)
Ready to drink	(2)	1	(5)

Global giants and local stars(ii):
Johnnie Walker	(10)	(14)	(14)
Smirnoff	(3)	(7)	(9)
Guinness	(13)	(12)	(16)
Captain Morgan	—	11	8
Baileys	(4)	(13)	(16)
Windsor	(10)	(10)	(8)
Bundaberg	(5)	(7)	(13)
Shui Jing Fang	275	239	245

(i)	Organic equals reported movement for volume except for Asia Pacific 622%, India 6347%, and spirits 710%, reflecting the full consolidation of USL.
(ii)	Spirits brands excluding ready to drink.

Business review (continued)

KEY HIGHLIGHTS

•	In South East Asia, net sales declined 28% given an inventory level reduction in specific wholesale channels, with Johnnie Walker Red and Black Label most impacted. Performance in these channels was also impacted by transferring sales from some Indian travel retail customers to Global Travel Asia. New regulations in Indonesia caused major disruptions, and Guinness net sales declined 30%. In Thailand, price repositioning on Johnnie Walker Red Label and Smirnoff led to negative price/mix, however, Johnnie Walker Red Label volume was up double digit in the second half, while Smirnoff gained share.
•	In Greater China, net sales were up 15%. Taiwan net sales increased 6%, driven by continued success of The Singleton, which was up significantly and has become the largest malt brand in Taiwan. Mainland China was up 26% including an 11pps benefit from an additional quarter of Shuijingfang to align financial year end timing. Shuijingfang grew significantly through innovation, strengthened route to consumer, and a soft prior year comparable. Shuijingfang also generated profit and drove margin improvement for Greater China, due to a significant reduction in the underlying business loss and benefiting from provision releases. While scotch in mainland China was down 17%, due to increased competition for on trade contracts and a reduction in wholesaler inventory levels, The Singleton and Haig Club drove growth and share gains.
•	Despite shipment disruptions due to new food safety labelling requirements, Diageo India volume was up 5% and net sales up 3%, and all key priority brands grew depletions. Investment in Johnnie Walker and VAT 69 campaigns, and a Black & White packaging relaunch drove continued premiumisation. The Smirnoff Black launch helped increase Smirnoff share by 5pps over the past three months to 56% of vodka. The integration of Diageo and USL completed, and from June, USL started selling Diageo brands.
•	Global Travel, Asia and Middle East net sales were up 4% including 6pps of benefit from transferring sales from some Indian travel retail customers from South East Asia. Middle East performance slowed in the second half due to geopolitical tensions and increased pricing pressure on scotch, with second half sales down 16%. Across GTME, Diageo brands gained share particularly in whisky, led by Johnnie Walker in Global Travel Asia, where premium and above variants drove the brand’s net sales growth.
•	Net sales in Australia improved 2%, reversing a first half decline. Spirits were up 2%, driven by super premium scotch, spiced rum, and North American whisk(e)y. Captain Morgan net sales grew nearly 50% and it is now the second largest rum brand behind Bundaberg. While pricing pressure impacted Bundaberg and Smirnoff, depletions improved in the last quarter. Ready to drink growth continued in the second half driven by Captain Morgan variants and pack format innovations from several brands.
•	North Asia net sales were up 1% with Japan up 10% and Korea down 2%, as second half performance slowed following an increase in import duties after a Customs settlement in January. In Korea, whisky contraction decelerated, and the launch of lower ABV offering W ICE by Windsor stabilised Windsor share in the fourth quarter. While Windsor was down, whisky sales in Korea benefited from strong growth of Johnnie Walker Blue and Black Label. Guinness was up 41%, driven by a campaign and price promotion. In Japan, performance improved due to scotch growth, with depletions up high single digit, and increased distribution and new flavours of Smirnoff Ice.
•	Marketing investment decreased 8%, due to Johnnie Walker reductions, particularly in Black Label, in China and South East Asia. In China, investment declined in the competitive on trade and was reinvested in testing new at home and with meal off trade campaigns. In Thailand and the Philippines, Johnnie Walker investment focused on recruiting consumers and maintaining Gold and Blue Label sponsorships. Many markets also supported Haig Club’s launch.

Business review (continued)

CATEGORY REVIEW

Key categories	Organic volume movement(i) %	Organic net sales movement %	Reported net sales movement %
Spirits(ii)	(2)	(1)	10
Scotch	(4)	(5)	(9)
Vodka	—	1	1
North American whisk(e)y	10	12	15
Rum	(3)	(3)	(6)
Liqueurs	(1)	(4)	(8)
Gin	4	5	3
Tequila	10	14	38
Beer	3	4	(2)
Ready to drink	(11)	(4)	(13)
Wine	(1)	(1)	(1)
Total	(1)	—	5

(i)	Organic equals reported movement for volume except for total 58%, spirits 72%, ready to drink (18)%, liqueurs (1)%, and tequila 25%, largely reflecting the full consolidation of USL, the acquisition of Don Julio and the termination of agency brand distribution agreements, including Jose Cuervo.
(ii)	Spirits brands excluding ready to drink.

Business review (continued)

	Organic volume movement(i) %	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	(6)	(9)	(12)
Smirnoff	(1)	(2)	(3)
Captain Morgan	(4)	(6)	(7)
Baileys	(4)	(4)	(8)
Tanqueray	6	5	5
Guinness	(2)	—	(5)
Local stars
Crown Royal	13	12	15
Yenì Raki	(4)	4	(6)
JeB	(2)	(4)	(9)
Buchanan’s	(9)	(3)	(12)
Windsor	(10)	(10)	(8)
Old Parr	(13)	(14)	(24)
Bundaberg	(5)	(7)	(13)
Bell’s	(3)	(5)	(14)
White Horse	(5)	(7)	(26)
Ypióca	(5)	(3)	(14)
Cacique	(37)	3	(32)
Shui Jing Fang	268	235	241
Reserve
Scotch malts	11	16	12
Cîroc	6	6	9
Ketel One vodka	(3)	(2)	1
Don Julio	8	12	43
Bulleit	34	38	42

(i)	Organic equals reported movement for volume, except for Don Julio where reported volume growth is 98%.
(1)	Spirits brands excluding ready to drink.

•	Global giants represent 39% of Diageo net sales
•	Johnnie Walker, with nearly 70% of its net sales in the emerging markets, was impacted by currency weakness and inventory reductions in South East Asia and export channels in Latin America. In the United States, the brand lapped the shipment of two big innovations, Gold Label Reserve and Platinum Label in the prior year; Red and Black Label were negatively impacted by reduced promotional activities. In China, the government’s anti extravagance measures drove continued closure of traditional on trade outlets, leading to increased competition in the modern on trade negatively impacting the whole scotch category. Many other markets delivered strong performance, including Cameroon, Angola, Ghana, and East Africa with net sales up more than 50% and Mexico, Venezuela, and Colombia which all delivered double digit sales growth. In the developed markets in Asia Pacific, Johnnie Walker performed strongly and net sales grew high single digit.
•	Smirnoff net sales declined 2%, largely driven by the United States, and the weakness in flavoured vodka there. The relaunch of the brand with the ‘Exclusively for Everybody’ marketing campaign, new packaging and targeted price promotions drove improved depletions momentum and share gains on Smirnoff Red. In Western Europe, a number of countries, notably Great Britain, delivered growth. Net sales were up in Latin America, with Brazil growing 8% following the national ‘Cheers to Real Life’ campaign launch. Smirnoff had a very strong year in South Africa with Smirnoff 1818 sales growing 27%.
•	Captain Morgan net sales were down 6% due to the performance of the brand in the United States, where Captain Morgan held share in a flat rum category that is facing heightened competition from other categories. The decline in shipments was driven by weakness on Original Spiced Rum, and Captain Morgan White Rum which lapped its launch last year. The launch of Captain Morgan White Flavours partially offset the shipments decline on the core variants. Elsewhere, the brand’s performance continued to be strong with double digit growth in Great Britain, Germany, Southern Europe, Australia, India, and East Africa.

Business review (continued)

•	Baileys net sales declined 4% having started the year with high inventory levels. It experienced softer depletions this year in the United States and Nigeria. In China, after weakness in the first half, specific interventions to drive consumer conversion resulted in stronger second half depletions, up mid single digit. In Western Europe performance was impacted by lapping the launch of Chocolat Luxe in the prior year, but the Baileys brand achieved share gains in the key markets of Great Britain and Germany. The brand continued to expand its footprint in emerging markets, with double digit growth in Colombia, West LAC, and Africa Regional Markets.
•	Tanqueray gin benefited from a strong focus on increased visibility and distribution in the on trade, supported by the highly effective ‘Tonight We Tanqueray’ campaign. This drove strong double digit growth in Western Europe, particularly in Spain and Great Britain, with accelerating growth in Germany and Benelux. Net sales for the gin brand grew 6%, with Tanqueray No. TEN up double digit in every region.
•	Guinness net sales were flat, reflecting a strong performance in both the United States and Western Europe, where the brand grew 3% and 2% respectively. This was achieved through a combination of acclaimed innovations such as Blonde American Lager and Dublin Porter that built on the Guinness brewing heritage, a drive to increase presence and distribution in bars, and a series of award winning marketing campaigns built under the ‘Made of More’ platform. In Nigeria, sales declined but performance improved over the course of the year and volume share stabilised. Sales declined in Indonesia due to adverse regulatory changes.
•	Local stars represent 16% of Diageo net sales. Overall performance was good with net sales growth of 4%. In developed markets, there was double digit growth on certain premium brands that have resonance with particular consumer groups, such as Buchanan’s in the United States with the Hispanic community, and Crown Royal Regal Apple with millennial consumers in high energy occasions. In China, Shui Jing Fang showed significant growth due to innovation, a strengthened route to consumer, and a soft prior year comparable. In emerging markets more broadly, there was good performance from local and secondary imported brands as certain consumer segments traded down, particularly where local production protected pricing from currency volatility. The net result is that whilst premium imported brands such as Windsor and Old Parr have seen sales decline, there was strong growth on brands such as Yenì Raki in Turkey, Cacique in Venezuela and White Horse in Brazil.
•	Reserve brands represent 13% of Diageo net sales, and continued to perform well with net sales growth of 8%. During the economic volatility of recent years, the wealthy consumer base that underpins reserve has been resilient. The slight deceleration in overall reserve growth was driven by lapping strong innovation shipments on Johnnie Walker Gold Label Reserve and Platinum Label in the United States. Ketel One vodka faced increased competitive pressure from both within and outside the category. Across the wider portfolio, performance was strong. Scotch malts grew double digit, led by The Singleton which was the fastest growing of the top 5 global malt whisky brands last year. The very strong performance of Bulleit continued with sales up 38%, benefiting from high advocacy amongst the bartender community. Zacapa rum and tequila Don Julio also delivered double digit growth globally, reflecting the quality and heritage of these products, and the strength of the reserve business model. Cîroc continues to expand its footprint outside of North America with strong growth in Western Europe, particularly Great Britain, where it rapidly gained share from the market leader and is now the number two ultra premium vodka.

Other Key Highlights

•	Within whisk(e)y, scotch represents 24% of Diageo net sales and declined by 5%. Approximately 80% of this decline was due to inventory reductions in South East Asia and export channels in Latin America on Johnnie Walker, Buchanan’s, and Old Parr. Other brands including Haig Club, The Singleton, and scotch malts globally, and Buchanan’s in the United States performed well, with many growing double digit.
•	Also within whisk(e)y, North American whisk(e)y, which represents 7% of Diageo net sales, grew 12% this year with over 2pps of positive price/mix. This strong performance was driven by the successful launch of Crown Royal Regal Apple, the continued strong growth of Bulleit, and the acclaimed range of rare bourbons in the Orphan Barrel series.
•	Vodka represents 12% of Diageo net sales and grew 1%. The growth of Cîroc in Europe and North America, as well as Smirnoff in Africa and Latin America was partially offset by the decline of Smirnoff in developed markets.
•	Beer represents 18% of Diageo net sales, grew 4% and delivered 1.1pps of positive price/mix. Beer in Africa grew 8%, led by double digit growth in Africa Regional Markets. In Nigeria, the success of Orijin and Satzenbrau more than offset declines in Guinness and Harp. East Africa delivered double digit growth on Guinness and a good performance with Tusker. Performance of Guinness in developed markets was good, driven by the successful launch of Brewer’s Project innovations and Blonde American Lager.
•	Ready to drink represents 5% of Diageo net sales and declined 4% this year. The main driver of this decline was in South Africa with Smirnoff Ice Double Black and Guarana where the brand lapped a strong performance in the previous year and an increase in inventories ahead of its transition to DHN Drinks. Elsewhere there was growth in ready to drink, including East Africa, West LAC, and Australia. In Great Britain, ready to drink cans underpinned sales growth of 7% in the category.
•	Wine represents 4% of Diageo sales and declined 1%. In the United States, a decline of 1% was driven by depletion softness as the business lapped one off programming in the prior year on core brands. In Europe, commercial challenges on Blossom Hill were offset by the strong performance of [yellow tail].

Business review (continued)

Operating results 2014 compared with 2013

GROUP FINANCIAL REVIEW

The following comments were made by Deirdre Mahlan, Chief Financial Officer, in Diageo’s Annual Report for the year ended 30 June 2014:

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

HIGHLIGHTS OF THE YEAR

•	Net sales, up 0.4%, reflecting mixed performance; growth in North America, stability in Western Europe and weakness in emerging market economies.
•	Fourth quarter net sales up 0.8%.
•	Positive consumer trends in higher priced categories, Diageo’s reserve brands net sales were up 14% and targeted price increases drove 3pps of positive price/mix.
•	Operating margin improved 0.8ppt.
•	Procurement driven savings, worth 4% of total marketing spend, more than offset the cost of increased activity, contributing 0.2ppt of the total margin improvement.
•	Eps before exceptionals was down 7.6p to 95.5 pence per share as foreign exchange movements reduced eps by 10 pence per share.
•	Free cash flow was £1,235 million.
•	Final dividend was 32.0 pence per share, up 9%.

Business review (continued)

Key performance indicators		2014	2013
Organic net sales growth	%	—	5
Organic operating margin improvement	basis points	77	78
Earnings per share before exceptional items	pence	95.5	103.1
Free cash flow	£ million	1,235	1,452
Return on average invested capital (i)%		14.1	16.5

Other financial information		2014 reported	2013 reported
Volume	EUm	156.1	164.2
Net sales	£ million	10,258	11,303
Marketing spend	£ million	1,620	1,769
Operating profit before exceptional items	£ million	3,134	3,479
Operating profit	£ million	2,707	3,380
Reported tax rate	%	16.5	16.6
Reported tax rate before exceptional items	%	18.2	17.4
Profit attributable to parent company’s shareholders	£ million	2,248	2,452
Basic earnings per share	pence	89.7	98.0
Recommended full year dividend	pence	51.70	47.40

	Volume	Net sales	Marketing spend	Operating profit (ii)
Organic growth by region	%	%	%	%
North America	(1)	3	2	8
Europe	(1)	1	(1)	1
Africa	(6)	—	3	(2)
Latin America and Caribbean	(1)	2	1	3
Asia Pacific	(5)	(7)	(7)	(13)
Diageo (iii)	(2)	—	(1)	3

(i)	The group has revised the calculation of ROIC by excluding the net assets and net profit attributable to non-controlling interests. Before this adjustment, in the years ended 30 June 2014 and 30 June 2013 the ROIC reported were 13.7% and 16%, respectively.
(ii)	Before exceptional items
(iii)	Includes Corporate. In the year ended 30 June 2014 Corporate reported net sales and net operating charges of £79 million (2013 — £76 million) and £130 million (2013 — £151 million) respectively. The reduction in net operating charges primarily comprised lower costs in respect of global functions. For the reconciliation of reported to organic results, see pages 129-133.

KEY PERFORMANCE INDICATORS

Net sales growth (£ million)

Reported net sales were adversely impacted by foreign exchange, while sustained performance in North America offset emerging market weakness

11,303 (290) (797) (235) (277) Organk movement 10,258 Acquisitions and disposals(a) Volume Exchange(a) Price/mix

(a)	See notes on page 80.

Organic volume growth in reserve brands was largely offset by decline in beer and in scotch in emerging markets. The strong performance of reserve brands and selective price increases drove positive price/mix.

Business review (continued)

Change in operating margin

Focus on costs and driving efficiencies delivered 77bps of margin improvement

30.78% 2013 Reported (0.15)ppt (0.10)ppt 0.16ppt Organic movement 0.71ppt (0.49)ppt 30.55% 2014 Reported F13 inorganic movements Gross margin Marketing spend Other operating expenses F14 inorganic movements

Significant supply chain savings and positive price/mix from growth of reserve brands was offset by cost inflation and under recovery of fixed costs in Africa due to weaker beer volume. The organic increase in operating margin was primarily driven by an increased focus on costs and efficiencies across the business and by procurement savings on marketing spend.

Earnings per share before exceptional items (pence)

Eps before exceptionals impacted by adverse foreign exchange

103.1 2013 Reported (13.9) 1.4 2.8 0.7 1.6 (0.2) 95.5 2014 Reported Operating Profit Assocates and joint ventures(1) Net finance charges Taxation Non-controlling interests

(a)	The group’s after tax share of the results of associates and joint ventures was £252 million for the year ended 30 June 2014 (2013 — £217 million), of which, Diageo’s 34% equity interest in Moët Hennessy contributed £246 million (2013 — £230 million).

Reduction in eps due to lower operating profit was largely as a result of adverse foreign exchange movements. Increased income from associates and joint ventures and lower net finance charges partly mitigated the impact of reduced operating profit. The reduction in non-controlling interests was largely driven by the operating loss that has been reported by Shuijingfang.

Basic eps was 89.7 pence (2013 — 98.0 pence), with exceptionals reducing eps by 5.8 pence (2013 — 5.1 pence).

For movements in net finance charges see below:

Movement in net finance charges	£ million
2013 Reported	457
Net interest charge	(51)
Post employment charges	(26)
Venezuela hyperinflation adjustment	9
Other finance charges	(1)

2014 Reported	388

Business review (continued)

	2014 Reported	2013 Reported
Average monthly net borrowings (£ million)	9,174	8,267
Effective interest rate (%)	3.8	4.9

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

The positive impact on post employment charges was mainly driven by the reduction of the pension deficit as a result of the one off contributions mentioned above.

Free cash flow (£ million)

Lower pension contributions and capex partly offset the impact of reduced operating profit on cash flow

1,452 2013 Reported (534) (45) 35 70 315 (58) 1,235 2014 Reported Operating profit(a) Working Capital movement Net capex Net interest and tax One off pension contributions Other movements (b)

(a)	Operating profit adjusted for non cash items including depreciation and amortisation and excluding the thalidomide charge.
(b)	Other movements include dividends received from associates and joint ventures, movements in loans receivable and other investments, pension contributions excluding one off contributions and the payment of £53 million in respect of the settlement of thalidomide litigation in Australia and New Zealand in the year.

The decrease in free cash flow was primarily driven by lower operating profit due to the adverse impact of exchange rate movements and restructuring exceptional charges during the year. The reduction attributable to the termination of the distribution agreement with Jose Cuervo was largely offset by organic growth. The negative working capital movement arose in respect of lower creditors driven by reductions in overhead spend, bonus accruals and phasing of marketing spend. One off contributions to pension plans in the year ended 30 June 2014 were lower than in the year ended 30 June 2013, resulting in a favourable cash movement.

Business review (continued)

Return on average invested capital (ROIC) (i)

Adverse foreign exchange movements and investment in USL led to a reduction in ROIC

Adverse foreign exchange movements and investment in USL led to a reduction in ROIC 16.5% (1.4)ppt 0.4ppt (0.2(ppt 0.4ppt (0.5)ppt (0.3)ppt (0.4)ppt 14.1% 2013 Reported(ii) (restated) 2014 Reported(ii),(iii) (restated) Operating profit after tax (excluding FX) Movement in tax rate Exchange movement on invested capital Investment in USL Working Capital Other Iincluding associates and joint ventures)

(i)	ROIC calculation excludes exceptional items
(ii)	The group has revised the calculation of ROIC by excluding the net assets and net profit attributable to non-controlling interests. Before this adjustment, in the years ended 30 June 2014 and 30 June 2013 the ROIC was reported as 13.7%, and 16%, respectively.
(iii)	For the year ended 30 June 2014 average net assets were adjusted for the inclusion of USL as though it was owned throughout the year as it became an associate on 4 July 2013 and a subsidiary on 2 July 2014.

Lower operating profit reduced ROIC by 1.4pps primarily due to adverse exchange movements. Average invested capital increased as a result of our acquisition of shares in USL. The negative movement in working capital is partly accounted for by increased maturing inventory.

INCOME STATEMENT

	2013 £ million	Exchange (a) £ million	Acquisitions and disposals (b) £ million	Organic movement £ million	2014 £ million
Sales	15,276	(1,082)	(368)	154	13,980
Excise duties	(3,973)	285	78	(112)	(3,722)

Net sales	11,303	(797)	(290)	42	10,258
Cost of sales(i)	(4,389)	243	167	(27)	(4,006)

Gross profit	6,914	(554)	(123)	15	6,252
Marketing	(1,769)	108	31	10	(1,620)
Other operating expenses(i)	(1,666)	110	(8)	66	(1,498)

Operating profit before exceptional items	3,479	(336)	(100)	91	3,134
Exceptional operating items (c)	(99)				(427)

Operating profit	3,380				2,707
Non-operating items (c)	(83)				140
Net finance charges	(457)				(388)
Share of after tax results of associates and joint ventures	217				252

Profit before taxation	3,057				2,711
Taxation	(507)				(447)

Profit from continuing operations	2,550				2,264
Discontinued operations (c)	—				(83)

Profit for the year	2,550				2,181

(i)	Before exceptional operating items

Business review (continued)

(a) Exchange

The impact of exchange rates movements on reported figures was principally in respect of the Venezuelan bolivar, the US dollar, the Turkish lira and the South African rand.

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

(b) Acquisitions and disposals

The impact of acquisitions and disposals on the reported figures was primarily attributable to the termination of the distribution agreement with Jose Cuervo. See page 131 for further details.

(c) Exceptional items

Exceptional operating charges of £427 million (2013 — £99 million) in the year ended 30 June 2014 comprised:

•	£98 million (2013 — £nil) in respect of the Global efficiency programme announced in January 2014;
•	£35 million (2013 — £25 million) in respect of the Supply excellence restructuring programme;
•	£30 million (2013 — £44 million) for the restructuring of the group’s supply operations; and
•	a brand and tangible asset impairment charge of £264 million in respect of Shui Jing Fang (2013 — £50 million in respect of the Cacique brand) as a result of the downturn in the baijiu category in China driven by the anti extravagance measures by the Chinese government. The related deferred tax liability of £65 million had been written back to taxation in the income statement and therefore the net charge was £199 million. As the group has a 39.7% controlling interest in Sichuan Shuijingfang Co., Ltd (Shuijingfang), the impact of this impairment on the group’s basic earnings per share is a reduction of 3.2 pence.

Business review (continued)

In the year ended 30 June 2013 exceptional operating items also included a gain of £20 million in respect of changes to future pension increases for the Diageo Guinness Ireland Group Pension Scheme.

Non-operating items in the year ended 30 June 2014 comprised a gain of £140 million following the acquisition of additional investment in United Spirits Limited (USL) which increased the group’s investment in USL from 10.04% to 25.02% on 4 July 2013 and triggered a change in accounting from available-for-sale investments to associates. As a result, the difference between the original cost of the investment and its fair value had been included in the income statement. In the year ended 30 June 2013 exceptional non-operating items comprised a loss of £83 million in respect of the Nuvo disposal.

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

Dividend

The final dividend was 32.0 pence per share, an increase of 9% from the year ended 30 June 2013. The full dividend was therefore 51.7 pence per share, an increase of 9% from the year ended 30 June 2013. Following of the approval by shareholders the final dividend was paid on 2 October 2014 to shareholders on the register on 15 August 2014. Payment to US ADR holders was made on 7 October 2014.

MOVEMENTS IN NET BORROWINGS AND EQUITY

Movement in net borrowings	2014 £ million	2013 £ million
Net borrowings at the beginning of the year	(8,403)	(7,573)
Free cash flow (a)	1,235	1,452
Acquisition and sale of businesses (b)	(534)	(660)
Proceeds from issue of share capital	1	—
Net purchase of own shares for share schemes (c)	(113)	(11)
Dividends paid to non-controlling interests	(88)	(100)
Purchase of shares of non-controlling interests (d)	(37)	(200)
Net (decrease)/increase in bonds (e)	(93)	1,231
Net movements on other borrowings	(64)	7
Equity dividends paid	(1,228)	(1,125)

Net (decrease)/increase in cash and cash equivalents	(921)	594
Net decrease/(increase) in bonds and other borrowings	157	(1,238)
Exchange differences (f)	349	(116)
Other non-cash items	(32)	(70)

Net borrowings at the end of the year	(8,850)	(8,403)

(a) See page 78 for the analysis of free cash flow.

(b) Primarily includes cash payments of £474 million in respect of the acquisition of an additional 18.74% investment in USL. On 2 July 2014 the group acquired an additional 26% investment in USL for INR 114.5 billion (£1,118 million) taking its aggregate investment to 54.78% (excluding 2.38% of the shares owned by the USL Benefit Trust on behalf of USL). From 2 July 2014 the group accounts for USL as a subsidiary with a 43.91% non-controlling interest.

In the year ended 30 June 2013 cash payments principally included £284 million in respect of 100% equity stake in Ypióca Bebidas S.A. (Ypióca) and £274 million in respect of a 10.04% investment in USL.

Business review (continued)

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

(d) Primarily comprises the purchase of the remaining 7% (2013 — purchase of 40%) equity stake in Sichuan Chengdu Shuijingfang Group Co., Ltd.

(e) In the year ended 30 June 2014 the group issued bonds of €1,700 million (£1,378 million) and repaid bonds of €1,150 million (£983 million) and $804 million (£488 million). In the year ended 30 June 2013, the group issued bonds of $3,250 million (£2,100 million) and repaid bonds of $1,350 million (£869 million).

(f) Primarily arose on US dollar and euro denominated borrowings offset by adverse exchange rate movement on cash and cash equivalents held in Venezuela.

Movement in equity	£ million
Equity at 30 June 2013	8,088
Profit for the year	2,181
Exchange adjustments (a)	(1,133)
Net remeasurement of post employment plans (b)	(167)
Fair value movements on available-for-sale investments (c)	(85)
Dividends to non-controlling interests	(88)
Purchase of shares of non-controlling interests	(37)
Dividends paid	(1,228)
Other reserve movements	59

Equity at 30 June 2014	7,590

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

Business review (continued)

SEGMENT REVIEW

NORTH AMERICA

Performance

Key financials	2013 Reported £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2014 Reported £ million	Reported movement %
Net sales	3,723	(156)	(231)	108	3,444	(7)
Marketing spend	581	(27)	(24)	10	540	(7)
Operating profit before exceptional items	1,478	(54)	(71)	107	1,460	(1)
Exceptional items	—				(35)

Operating profit	1,478				1,425	(4)

North America, our biggest and most profitable region given our brand and market strength and its consistent strong performance, again delivered top line growth, driven by 5% growth in US Spirits and Wines, and margin expansion of 183bps as a result of gross margin expansion and cost reduction. Economic recovery in the US is uneven and this is reflected in the consumer trends seen in US spirits with overall spirits category growth slowing and premium and above price points driving category growth. Our growth reflects this with scotch, North American whisk(e)y and tequila leading the growth. Our strength in innovation has continued. Launches of super and ultra premium variants have accelerated growth of our reserve brands, which grew 14%, and innovations against our premium core brands have driven brand relevance and recruited new consumers. However, performance in vodka was weak as Smirnoff volume has been impacted as its price premium has been maintained for another year. In Canada the spirits market is softer than the US and net sales grew 1%. Our DGUSA business declined 7% mainly reflecting reduced focus on the pouches segment.

	Organic volume movement (i) %	Organic net sales movement %	Reported net sales movement %
Key markets and categories:
North America	(1)	3	(7)

US Spirits and Wines	(1)	5	(7)
DGUSA	(5)	(7)	(11)
Canada	(2)	1	(17)

Spirits (ii)	(1)	4	(7)
Beer	(7)	(5)	(9)
Wine	(1)	6	2
Ready to drink	(5)	(9)	(24)

Business review (continued)

	Organic volume movement (i) %	Organic net sales movement %	Reported net sales movement %
Global and local leaders (ii):
Johnnie Walker	—	6	2
Crown Royal	(4)	—	(4)
Buchanan’s	22	24	19
Bulleit	69	69	63
Smirnoff	(4)	(2)	(6)
Ketel One vodka	1	4	—
Cîroc	(3)	(3)	(7)
Captain Morgan	2	5	—
Baileys	(1)	2	(3)
Tanqueray	(1)	1	(3)
Don Julio	26	26	22
Guinness	(6)	(3)	(8)

(i)	Organic equals reported movement for volume except for North America (8)%, US Spirits and Wines (9)%, Canada (4)%, spirits (8)% and ready to drink (7)%, reflecting the disposal of Nuvo and the termination of the Jose Cuervo distribution agreement.
(ii)	Spirits brands excluding ready to drink.

Key highlights

•	US Spirits and Wines. Diageo continued to lead the industry on price and mix but the volume performance was weaker, especially in the increasingly price sensitive standard vodka segment where the decline of Smirnoff was the main driver of overall volume down 1%. Price increases, which drove around 120bps of net sales growth, and the strong performance of reserve brands were the primary drivers of 6pps of positive price/mix. Reserve brands grew double digit fuelled by almost 50% growth of Johnnie Walker super and ultra premium variants following the successful launches of Johnnie Walker Platinum and Gold Reserve, as well as the introduction of limited edition variants and packs targeted at the gifting occasion. Strong growth of Don Julio and scotch malts, especially Lagavulin, Talisker and Oban, contributed to the performance of reserve brands as did Bulleit which grew net sales 69%. Innovation delivered incremental net sales, with flavour extensions in vodka, as well as the launch of Captain Morgan White in February, which has expanded the brand’s presence across the rum category and driven growth of the brand. Cîroc Amaretto performed strongly in the year, however, price pressure on the base variant resulted in an overall net sales decline of 3%. Buchanan’s, the fastest growing scotch brand in the United States, continued to grow double digit through its continued focus on the growing Hispanic consumer segment. Crown Royal net sales grew 1%, lapping growth of 18% in the year ended 30 June 2013 fuelled by the launch of Crown Royal Maple.
•	DGUSA net sales declined 7%, primarily driven by continued decline of pouches, as the segment was defocused, and weakness in beer, while Smirnoff Red Ice performance improved. Renovation of Smirnoff Red Ice with new packaging, new flavor innovations and a new marketing campaign ‘Cheers to Us’ targeted at Hispanic and African American consumers, halted the brand’s decline with net sales broadly flat for the year and improved brand equity scores amongst all major consumer groups. Guinness performance reflects weak performance of Guinness Black Lager and slower growth in the on trade, particularly in the second half, with increased competition from the craft beer segment.
•	In Canada, net sales grew 1% impacted by slowdown in the category. Reserve brands grew by over 40%, with Cîroc and scotch malts being the biggest contributors. Guinness grew net sales, largely driven by the launch of Guinness Black Lager with some growth also from the base variants.
•	In the year ended 30 June 2013, marketing spend increased 10% with upweighted investment behind global and local leading brands. In the year ended 30 June 2014 spend was up and benefited from 3ppt of procurement efficiencies. Investment in the year was focused on supporting new launches, in particular Cîroc Amaretto and Captain Morgan White Rum, the re-invigoration of Guinness and the growth of Johnnie Walker focused on the ‘Keep Walking’ campaign as well as supporting growth of super and ultra premium variants. Guinness investment increased significantly in the year to support the ‘Basketball’ advertising as part of the global ‘Made of More’ platform and the digital and television campaign saluting US sport heroes leading up to the Winter Olympics.

Business review (continued)

EUROPE

Performance

Key financials	2013 Reported £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2014 Reported £ million	Reported movement %
Net sales	2,915	(77)	(41)	17	2,814	(3)
Marketing spend	431	(10)	(5)	(3)	413	(4)
Operating profit before exceptional items	903	(49)	(9)	8	853	(6)
Exceptional items	(31)				(20)

Operating profit	872				833	(4)

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

	Organic volume movement (i) %	Organic net sales movement %	Reported net sales movement %
Key markets and categories:
Europe	(1)	1	(3)

Western Europe	—	—	(2)
Russia and Eastern Europe	(1)	2	(7)
Turkey	(3)	5	(12)

Spirits (ii)	—	—	(5)
Beer	(5)	(3)	(3)
Wine	(3)	(2)	(10)
Ready to drink	1	5	4

Business review (continued)

	Organic volume movement (i) %	Organic net sales movement %	Reported net sales movement %
Global and local leaders (ii):
Johnnie Walker	—	(2)	(4)
JeB	(8)	(9)	(10)
Smirnoff	—	(5)	(6)
Captain Morgan	18	10	8
Baileys	(4)	(2)	(3)
Guinness	(4)	(3)	(2)

(i)	Organic equals reported movement for volume except for Europe (2)%, Western Europe (2)%, Russia and Eastern Europe (2)%, spirits (1)%, wine (9)% and ready to drink flat, reflecting the termination of some agency brand distribution agreements including Jose Cuervo.
(ii)	Spirits brands excluding ready to drink.

Key highlights

•	In Great Britain, in a relatively flat beverage alcohol market, net sales were up 2%. Baileys delivered a strong performance with top line growth of 8% on the back of a new advertising campaign and the launch of Chocolat Luxe which was one of the top five spirits sold on Amazon over the week of Christmas. Captain Morgan and Cîroc also performed well. Bell’s was weaker as it faced increasingly intense price pressure. Smirnoff net sales declined 3% given the weak vodka category but it gained volume share supported by the ‘Great Drinks Made Easy with Smirnoff’ campaign and the launch of Smirnoff Gold. Ready to drink was up double digit led by the success of premix, providing popular brands, such as Diageo’s Gordon’s and Pimm’s in more convenient formats.
•	Following a significant increase in excise duties in the first half of the year, the market in Ireland remained challenging and net sales declined 4%. Spirits were impacted and net sales were down double digit. Roughly half of the decline was driven by weakness in agency beer brands. Guinness net sales declined 3%, but brand equity improved with the launch on television and YouTube of the ‘Basketball’ campaign, and the launch of an on trade footfall driver, the GUINNESS Plus app which provides consumers with in outlet experiences and discounts.
•	In Southern Europe, which now represents 16% of Western Europe, net sales declined 3%. Greece and Italy net sales were down 7% and 5% respectively, as economic weakness continued to weigh on scotch and Smirnoff performance in both countries, and on Baileys performance in Italy. In Iberia the net sales decline moderated to 1%. Scotch net sales declined 8% as JeB was impacted by an increasingly price competitive off trade environment but the brand gained share in the second half of the year. This was partly offset by the performance of Tanqueray which was up 14% on the back of a double digit increase in media spend and Baileys, which was up 2%. Increased investment in the Spanish route to consumer was partially offset by cost saving initiatives.
•	In France, in an environment of intensified price competition amongst major off trade retailers, net sales grew 1%. The strong performance of scotch malts, which were up 7% led by The Singleton, Cardhu and Talisker, and of Captain Morgan where net sales more than doubled, offset weakness in JeB.
•	In Germany, following a number of years of double digit growth which has built Captain Morgan to be Diageo’s second biggest brand, performance was weaker this year as Baileys and Smirnoff continued to decline.
•	Net sales in wine declined 2%, with innovations on Blossom Hill and strong growth of [yellow tail] partially offsetting soft Bordeaux En Primeur performance and the decision to exit unprofitable sales channels and distribution agreements.
•	In Russia net sales grew 4%. While performance was impacted by reduced consumer confidence and higher excise taxes, Diageo grew share in whisk(e)y with growth of White Horse and double digit growth of Bushmills and Bell’s and in rum with strong growth of Captain Morgan.
•	The impact of the crisis in Ukraine offset high single digit growth in the rest of Diageo’s distributor markets in Eastern Europe. In Poland we retained leadership of the scotch category in softer than expected market conditions.
•	In Turkey following two years of decline, the raki category volume is stabilising and through price increases and premiumisation, the business’s raki net sales grew low single digit and contributed significantly to the markets positive price/mix. The scotch market has continued to show solid growth and scotch net sales grew double digit led by Johnnie Walker on the back of increased distribution and visibility in the off trade. Vodka net sales grew in the second half and recovered to flat for the full year with festivals and the new Apple Bite serve driving share gains and growth of Smirnoff.
•	Marketing spend in Western Europe as a percentage of net sales was held at 15%. Spend in premium core, innovation and reserve were prioritised over lower margin local brands. In Russia and Eastern Europe and in Turkey, in response to marketing restrictions, investment was increasingly focused on commercial activations, driving improved visibility across trade channels, supporting new serves and bartender programmes to build brands.

Business review (continued)

AFRICA

Performance

Key financials	2013 Reported £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2014 Reported £ million	Reported movement %
Net sales	1,564	(124)	(3)	(7)	1,430	(9)
Marketing spend	162	(14)	—	4	152	(6)
Operating profit before exceptional items	400	(51)	(1)	(8)	340	(15)
Exceptional items	(5)				(23)

Operating profit	395				317	(20)

In a tough year and despite facing significant challenges, net sales were flat as the region responded to the specific market challenges that it faced. In Nigeria, where beer performance was weak, we adjusted prices and increased our presence in the growing value segment. Innovation was a key enabler for responding to changing consumer trends through new formats and brands and the region delivered the highest growth rate for innovation through the success of brands such as Snapp in Nigeria, Jebel in Kenya, Smirnoff Black Ice in Cameroon and Ghana. We have expanded our route to consumer, revitalised the Guinness brand across its key markets in Africa and reserve brands grew 34%. Under recovery of fixed costs in supply due to lower beer volumes and cost and salary inflation drove an overall reduction in organic operating margin, although significant procurement and supply chain savings partly mitigated this impact.

	Organic volume movement (i) %	Organic net sales movement %	Reported net sales movement %
Key markets and categories:
Africa	(6)	—	(9)

Nigeria	(9)	(9)	(14)
East Africa	(12)	2	(2)
Africa Regional Markets	(3)	2	(8)
South Africa	4	12	(9)

Spirits (ii)	7	3	(10)
Beer	(16)	(5)	(11)
Ready to drink	46	36	23

Global and local leaders (ii):
Johnnie Walker	1	2	(6)
JeB	(4)	(4)	(16)
Smirnoff	(6)	(5)	(21)
Captain Morgan	2	4	(14)
Baileys	(9)	(6)	(12)
Guinness	(7)	1	(5)

Business review (continued)

(i)	Organic equals reported movement for volume except for South Africa 3%, and spirits 1%, reflecting the termination of the Jose Cuervo distribution agreement.
(ii)	Spirits brands excluding ready to drink.

Key highlights

•	Nigeria net sales declined 9% for the full year driven by beer, while spirits and ready to drink grew double digit. The beer market has become more price competitive, significantly impacting Harp, which lost share and some distribution. Although pricing was adjusted in the third quarter this was not fully passed through to consumers. Malta performance was similarly impacted by increased competition and pricing pressure. Despite these challenges, performance slightly improved in the second half, driven by growth of Guinness following reinvigoration of the brand, including a new pack, media campaign and trade promotion and the launch of Orijin, a new local spirit and ready to drink brand, which sold over 100k cases of the spirit format in the year.
•	East Africa’s net sales grew and price increases taken across the beer portfolio led to strong price/mix. For the market’s two largest beer brands, Guinness and Tusker, double digit growth was driven by price increases, supported by increased investment behind strong marketing campaigns. Innovations such as Jebel and Senator Dark Extra, targeted at providing value for money offering to consumers, have driven growth. Balozi lager, launched in the year ended 30 June 2013 and priced just below mainstream beer, has also contributed to growth. This strong performance was partly offset by Senator keg in Kenya where the brand declined around 80% post the duty change.
•	In Africa Regional Markets, net sales grew 2% with growth of beer partly offset by the decline in spirits largely as a result of distributor changes in Angola. Growth was led by Malta both in its existing markets, aided by a new pack, as well as its launch in Ethiopia, the growth of Meta in Ethiopia and the launch of Harp Premium and the recovery of Guinness in Cameroon. Following the changes in Angola, while spirits shipments declined overall, depletions and share continued to grow and performance improved in the second half.
•	South Africa. Despite softness in the economy, share gains and price increases resulted in spirits net sales growth of 2%. Johnnie Walker grew double digit with growth across price segments supported by the ‘King of Flavours’ campaign and trade activation. This growth was partly offset by the decline of Smirnoff 1818 due to reduced inventory levels, although depletions and share of spirits grew and performance improved in the second half. South Africa’s strong net sales performance includes the sale of Smirnoff Ice Double Black & Guarana at cost to Diageo Heineken Namibia Drinks (DHN Drinks) to cover demand in excess of supply capacity following the strong performance of the brand. This capacity shortage has now been resolved.
•	Marketing spend increased 3%, benefiting from procurement efficiencies.

Business review (continued)

LATIN AMERICA AND CARIBBEAN

Performance

Key financials	2013 Reported £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2014 Reported £ million	Reported movement %
Net sales	1,453	(328)	(8)	27	1,144	(21)
Marketing spend	233	(30)	(2)	2	203	(13)
Operating profit before exceptional items	468	(151)	2	9	328	(30)
Exceptional items	—				(14)

Operating profit	468				314	(33)

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

Business review (continued)

	Organic volume movement (i) %	Organic net sales movement %	Reported net sales movement %
Key markets and categories:
Latin America and Caribbean	(1)	2	(21)

PUB	9	10	(4)
Venezuela	(17)	78	(71)
Colombia	5	8	(7)
Mexico	(1)	(4)	(10)
West LAC	(9)	(8)	(15)

Spirits (ii)	(1)	1	(23)
Beer	5	10	(3)
Wine	(19)	2	(24)
Ready to drink	6	16	(11)

Global and local leaders (ii):
Johnnie Walker	(7)	(4)	(15)
Buchanan’s	(20)	1	(32)
Smirnoff	12	18	(1)
Baileys	—	9	(6)

(i)	Organic equals reported movement for volume except for Venezuela (19)%, Colombia (3)%, Mexico (2)% and West LAC (10)% and spirits (2)%, reflecting the disposal of Nuvo and the termination of the distribution agreement with Jose Cuervo.
(ii)	Spirits brands excluding ready to drink.

Business review (continued)

Key highlights

•	Paraguay, Uruguay and Brazil (PUB) reflected the strong performance of Brazil where improvements in route to consumer, synergy with Ypióca and a favourable comparison versus the year ended 30 June 2013 contributed to net sales growth in every category. Strong growth from Old Parr, White Horse and Black & White, and 5% net sales growth in Johnnie Walker, with half of the growth coming from super and ultra premium segments, drove 13% net sales increase in scotch and Diageo Brazil gained share in scotch. Ypióca again grew strongly with net sales up 21% on the back of the ‘Vamos Brazilizar’ campaign and the launch of new packaging to upgrade the brand perception. Vodka was back in growth with net sales increasing 15% driven by Smirnoff which gained share in the standard vodka segment. In the growing luxury segment, Cîroc and Ketel One vodka continued to perform strongly with net sales growing 41% and 25% respectively. The duty free zones of Paraguay and Uruguay were affected by currency weakness and net sales declined 13%.
•	Diageo Venezuela net sales grew 78% with volume down 17%. High inflation and currency devaluation impacted consumer demand for scotch with volume declining 47%. Net sales in locally produced rum such as Pampero and Cacique grew 84% as consumers traded down from scotch to rum. Diageo Venezuela continued to gain share in scotch and rum, however it lost share in ready to drink due to supply constraints.
•	In Colombia, net sales grew high single digit with changes in the route to consumer and a review of commercial terms driving a stronger performance in the second half. Old Parr and Buchanan’s contributed to over 60% of net sales growth supported by new marketing campaigns such as ‘The more you give, the more you have’. Ready to drink net sales grew 24% as it benefited from distribution gains driven by changes in the route to consumer.
•	Diageo Mexico net sales declined 4% as tax reforms and a weaker economy affected consumer confidence. Buchanan’s net sales were down 11% as the brand was impacted by competition from the growing value segment and Johnnie Walker net sales were down 7% but gained share across all brand’s segments. In the fast growing value segment, Black & White nearly doubled in size, albeit from a small base, and grew share. Old Parr net sales were up 30% supported by the launch of Old Parr Silver, a non age declared variant of the main brand driving share gains. Baileys extended its lead in the liqueur category, supported by the successful Mother’s Day ‘Hija de mi Madre’ campaign.
•	Net sales in West LAC were down 8%. Performance was largely driven by the destocking in the border zones where net sales declined 66%. Net sales in other countries which make up the market grew 8%, driven by double digit growth in Argentina, as local production of Smirnoff started in the first half and import restrictions on Johnnie Walker eased, and Jamaica which benefited from a new distribution joint venture.
•	Marketing spend increased 1%, less than net sales, as Diageo Brazil reallocated some marketing spend into trade spend to secure in store visibility and benefit from the FIFA World Cup and expansion into new outlets. Increased investment behind reserve brands, mainly Cîroc, and non scotch categories such as rum, particularly in Mexico with the successful Captain Morgan’s ‘Morgan Fest’ campaign, Baileys and cachaça in Brazil was in line with the strategy to expand beyond scotch and capture the affluent and growing emerging middle class.

Business review (continued)

ASIA PACIFIC

Performance

Key financials	2013 Reported £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2014 Reported £ million	Reported movement %
Net sales	1,572	(112)	(7)	(106)	1,347	(14)
Marketing spend	356	(27)	—	(24)	305	(14)
Operating profit before exceptional items	381	(35)	(19)	(44)	283	(26)
Exceptional items	(1)				(276)

Operating profit	380				7	(98)

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

Business review (continued)

	Organic volume movement (i) %	Organic net sales movement %	Reported net sales movement %
Key markets and categories:
Asia Pacific	(5)	(7)	(14)

South East Asia	(25)	(19)	(25)
Greater China	(20)	(31)	(33)
India	22	42	8
Global Travel Asia and Middle East	18	19	15
Australia hub	(2)	(3)	(17)
North Asia	2	4	(2)

Spirits (ii)	(5)	(11)	(15)
Beer	(1)	2	(9)
Ready to drink	1	(1)	(14)

Global and local leaders (ii):
Johnnie Walker	(13)	(11)	(14)
Windsor	(5)	1	1
Smirnoff	4	(3)	(13)
Baileys	12	11	3
Guinness	(1)	3	(9)

(i)	Organic equals reported movement for volume except for Greater China (21)% and Australia (3)% reflecting the termination of the distribution agreement with Jose Cuervo.
(ii)	Spirits brands excluding ready to drink.

Business review (continued)

Key highlights

•	In South East Asia performance was largely driven by Thailand and destocking in other markets and channels as trade confidence was affected by pricing pressure, currency devaluation and economic uncertainty in the region. In Thailand tax increases and political unrest contributed to a weak consumer environment with net sales down 24%. In a declining scotch category Diageo gained 5.8pps volume share. In Indonesia net sales were up double digit driven by 7% growth of Guinness and strong performance in ready to drink.
•	Greater China performance continued to be affected by the government’s anti extravagance measures. Shui Jing Fang net sales declined 78% as the brand suffered from pricing pressure from other leading brands. Net sales of Diageo’s international brands in China declined 14%, largely driven by weakness in scotch, down 20%, as Johnnie Walker Black Label net sales declined 28%. However, Johnnie Walker Black Label grew share 1.2pps as activation was increased into tier 2 and 3 cities. Reserve brands net sales grew 9%, driven by a strong growth in scotch malts. Baileys net sales grew double digit, as the brand continued to capture the trend of increasingly empowered female consumers with the support of the ‘Sisterhood Campaign’. In Taiwan, net sales grew 9% driven by strong growth from The Singleton, the fastest growing scotch malt in the market, and it gained 2pps of share.
•	Diageo India continued to deliver strong double digit net sales growth as it benefited from having its brands sold through the sales agency agreement with USL. Strong performance by Johnnie Walker Black Label, VAT 69 and Black & White drove most of the growth in scotch, and share in scotch increased 1.9pps. Smirnoff net sales grew high single digit benefiting from its partnership with several music festivals.
•	In Global Travel, Asia and Middle East (GTME) net sales were up 19% driven by the Middle East where despite political turmoil in the region, it delivered strong growth boosted by an increase in tourism, expansion in the region’s airports as well as improvements in Diageo’s route to consumer. Global Travel Asia returned to growth with net sales up 9% mainly driven by an increased focus on Johnnie Walker Blue Label which showcased the Dunhill partnership, including a limited edition pack, in many airports in the region.
•	In Australia net sales declined 3%, largely driven by the decline in ready to drink, where net sales were down 5% as tax increases continued to impact pricing and demand in the category. Spirits net sales declined 1%, as Baileys, which benefited from the launch of Baileys Chocolat Luxe, and Captain Morgan grew, but not enough to offset a decline in Smirnoff and Bundaberg, which suffered from growth in spiced rum. Reserve brands net sales grew 30% mainly driven by the launch of Bundaberg 125th anniversary bottle and Ketel One vodka which almost doubled in size.
•	In North Asia, net sales increased 4% driven by Windsor in Korea and strong growth from Smirnoff Ice in Japan. In Korea’s declining scotch category, Windsor volume was broadly flat and gained 1.7pps of volume share driven by strong performance of Windsor 12 and the launch of Windsor Black. The business increased its participation into other categories with Smirnoff net sales up 13%, as it benefited from sponsoring music festivals, and Guinness net sales increased 5%, supported by new in venue vending machines. In Japan, ready to drink net sales increased 20% driven by Smirnoff Ice and the launch as a permanent SKU of Smirnoff Ice Green Apple after a successful limited edition offer in the year ended 30 June 2013.
•	Marketing spend decreased 7% in line with net sales, as a result of lower spend in international spirits in China and South East Asia. Investment behind innovation increased and new launches across the region included Johnnie Walker Gold Label Reserve limited edition in the Middle East, to celebrate the Dubai duty free 30th anniversary, the Bundaberg 125th anniversary bottle in Australia and the Johnnie Walker Blue Label and Dunhill partnership. Shui Jing Fang marketing spend was maintained and focused on new launches which target more attractive price points in the baijiu segment.

Business review (continued)

CATEGORY REVIEW

Key markets and categories:	Organic volume movement (i) %	Organic net sales movement %	Reported net sales movement %
Spirits (ii)	(1)	—	(10)
Whisk(e)y	(4)	—	(8)
Johnnie Walker	(6)	(4)	(9)
Crown Royal	(4)	1	(3)
JeB	(7)	(8)	(11)
Buchanan’s	(13)	6	(24)
Windsor	(5)	1	1
Bushmills	8	7	4
Bulleit	66	69	62
Vodka	(1)	—	(5)
Smirnoff	(1)	(2)	(7)
Ketel One vodka	3	6	2
Cîroc	2	2	(2)
Rum	9	7	(4)
Captain Morgan	6	6	1
Liqueurs	(2)	—	(7)
Baileys	(2)	1	(3)
Tequila	43	34	(71)
Don Julio	27	27	22
Gin	3	3	(1)
Tanqueray	4	6	3
Beer	(11)	(3)	(8)
Guinness	(5)	(1)	(5)
Wine	(4)	1	(6)
Ready to drink	8	4	(11)
Total	(2)	—	(9)

(i)	Organic equals reported movement for volume except for total (5)%, spirits (4)%, wine (8)%, ready to drink 5%, liqueurs (4)%, and tequila (86)%, largely reflecting the disposal of Nuvo and the termination of agency brand distribution agreements, including Jose Cuervo.
(ii)	Spirits brands excluding ready to drink.

Spirits net sales were broadly flat, with growth in the United States offset by weakness in emerging markets, particularly Asia Pacific. Reserve brands delivered the strongest growth up 14%, with 5pps of positive price/mix.

Business review (continued)

Whisk(e)y, our largest spirits category, performed broadly in line with overall spirits, and again strong performance in North America offset weak performance in emerging markets. Consequently scotch net sales declined 1%, largely Johnnie Walker, given its strong presence in emerging markets.

•	Johnnie Walker’s net sales decline was driven by Johnnie Walker Red and Black Label which were adversely impacted by market weakness in a number of emerging markets, particularly in South East Asia, West LAC and PUB. Reserve brands grew strongly, with 7pps of price mix, driven by successful innovation launches in the United States and pricing in Venezuela.

•	Crown Royal in the United States grew, driven by the launch of Crown Royal XO and Crown Royal 75th Anniversary, which drove positive price/mix. Its growth was partly offset by the negative impact of lapping the launch of Crown Royal Maple Finished in the year ended 30 June 2013 and competition from flavoured whiskey brands. Marketing investment focused on the ‘Reign On’ campaign.

•	JeB net sales declined 8%, primarily driven by increased price competition in the Spanish scotch market, and a weaker market in Mexico. This was partly offset by growth in South Africa, the brand’s third largest market, and in Korea. JeB Urban Honey, an innovation in the rapidly growing flavoured whisk(e)y segment, was launched.

•	Buchanan’s grew net sales 6% on strong price/mix. Volume in Latin America and Caribbean, its biggest region was significantly impacted by; destocking in West LAC; softer consumer demand in Mexico; and weak volume growth in Venezuela. Net sales growth was driven by Venezuela and the United States where the brand continued to target Latin American consumers. In the United States Buchanan’s is now the #3 blended scotch brand, with 375k cases, driven by increased marketing behind the ‘A lo Grande’ campaign, sponsorships and trade activation.

•	Windsor’s performance improved with net sales up 1%. In Korea, the brand’s primary market, net sales grew 3%, in a declining market. Windsor’s volume share gains were driven by the strong performance of Windsor 12 and the launch of a new super premium variant, Windsor Black, to drive incremental growth in the on trade.

•	Bushmills net sales growth of 7% was driven by the music based ‘Bushmills Live’ platform and the honey flavour innovation, with Russia and Eastern Europe, Germany and GTME the strongest markets.

•	Bulleit continued its strong trajectory, net sales grew 69% as the brand grew strongly in the United States and expanded in to new markets.

•	Scotch Malts performed very strongly with net sales up 18% driven by the recently launched Talisker Storm and the Talisker Whisky Atlantic Challenge, and strong growth of The Singleton and Lagavulin, up 17% and 23% respectively.

Vodka net sales were broadly flat, with strong growth in reserve offsetting the decline in standard and value segments. In the United States volume declined in the value and standard price segments due to a challenging price environment and lapping of innovations of the year ended 30 June 2013. Growth in Latin America was strong, driven by Brazil and Argentina.

•	Smirnoff net sales declined, driven by increasing price pressure in its largest markets. In the United States the brand held price in an increasingly price competitive segment, losing share. In Western Europe net sales also declined driven by poor performance in Germany, where the brand was impacted by pricing pressure from wholesalers, in Great Britain where we gained share in an increasingly price competitive market, and in Ireland where duty increases drove up retail prices. In contrast in Latin America, Smirnoff delivered strong growth in both Brazil and Argentina. There was also positive momentum from innovations, with strong performance from the Smirnoff Confectionary line in the United States, and the launch of the new signature serve Smirnoff Apple Bite and Smirnoff Gold in Western Europe.

•	Ketel One vodka grew both net sales and volume, with 3pps of positive price/mix. In the United States, its largest market, net sales growth was driven by the launch of the ‘Vodka of Substance’ campaign and by brand ambassador and mentoring programmes supporting Ketel One’s strong on premise positioning. Outside of the United States, net sales grew over 40%, led by net sales in Australia almost doubling and strong performance in GTME and Western Europe.

Business review (continued)

•	Over 85% of Cîroc’s net sales are from the United States, where strong performance and share gains driven by the launch of Cîroc Amaretto were not enough to offset a decline in the core brand which faced tough price competition. The brand was supported with increased investment to support the launch Cîroc Amaretto as well as the ‘Luck be a Lady’ campaign and the new NBA partnership. Outside of the United States Cîroc sustained its growth trajectory, with strong net sales growth in Western Europe, Brazil, GTME and launches into new markets.

Rum net sales grew 7% driven by Captain Morgan, Zacapa and Cacique.

•	Captain Morgan performed strongly with net sales growing 6% driven by continued growth in the United States, its largest market, Great Britain, Russia and Eastern Europe and Australia. This was driven through the success of the ‘Keys to Adventure’ experiential events and the new ‘Live like the Captain’ campaign. Growth in the United States was driven by the successful launch of Captain Morgan White in February, 2014 which was supported by increased investment.

•	Zacapa net sales grew 22%, driven by 37% growth in its largest region, Western Europe, with strong growth in Russia and Eastern Europe and North America. Investment focused on mentoring, trade activation and sampling, with a continuation in the roll out of the successful Zacapa Rooms, a luxury temporary lounge dedicated to tasting events for key influencers, media and consumers across Western Europe.

•	Cacique net sales increased 16% driven by both volume growth and price increases in Venezuela as consumers switched to more affordable local spirits.

Liqueurs performance was driven by Baileys, which represents over 85% of the category.

•	Baileys grew 1% and performance was broadly mixed across markets. In China the brand grew double digit as the ‘Sisterhood Campaign’ resonated strongly with female consumers. In Australia the brand benefited from the growth of Chocolat Luxe. In Latin America and Caribbean the roll out of the global campaign, and activation in Mexico focused on the Baileys and coffee serve, drove 9% net sales growth. In the United States the brand continued to grow net sales driven by the success of the launch of Baileys Vanilla Cinnamon and the ‘Stylish Shot’ campaign. In Western Europe however, net sales declined, with performance impacted by price increases in Germany and Benelux. This decline was partly offset by the successful launch of Baileys Chocolat Luxe, which drove share gains in Great Britain.

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

•	Guinness net sales declined 1%, delivering 4pps of positive price/mix from price increases. The brand declined in Nigeria due to challenging market conditions, however performance improved in the second half driven by a number of activities including new packaging, a new media campaign and increased trade promotions. Guinness was down 5% in the United States, lapping the launch of Guinness Black Lager and down 3% in Western Europe where the on trade remains challenging. Guinness performed strongly in East Africa where price increases drove net sales growth of 19%, supported by an increase in marketing spend. Growth was also strong in Indonesia.

Business review (continued)

•	Performance of local African beers was negatively impacted by the decline of Harp which was impacted by pricing pressure in Nigeria, and Senator keg which declined driven by October’s excise duty increase in Kenya. These challenges were in part offset by the growth of other local beer brands including Tusker which grew double digit driven by price increases and strong football related marketing programmes, and value beer brands such as Dubic and Satzenbrau in Nigeria and Balozi lager in Kenya which are benefiting from growth in the value segment.

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

Liquidity and capital resources

1. ANALYSIS OF CASH FLOW AND BALANCE SHEET

The primary source of the group’s liquidity over the last three financial years has been cash generated from operations. These funds have generally been used to pay interest, taxes and dividends, and to fund capital expenditure and acquisitions, and are expected to continue to fund future operating and capital needs.

a) 2015 compared with 2014

Movement in net borrowings — see page 52

Movement in equity — see page 53

Post employment deficit — see page 53

b) 2014 compared with 2013

Movement in net borrowings — see page 81

Movement in equity — see page 82

Post employment deficit — see page 82

2. ANALYSIS OF BORROWINGS

a) Gross borrowings (excluding finance lease liabilities and the fair value of derivative instruments) will mature as follows:

	2015 £ million	2014 £ million	2013 £ million
Within one year	1,921	1,576	1,852
Between one and three years	2,607	1,894	2,220
Between three and five years	970	1,972	2,509
Beyond five years	4,340	3,772	3,488

	9,838	9,214	10,069

b) During the year the following bonds were issued and repaid:

	2015 £ million	2014 £ million	2013 £ million
Issued
€ denominated	791	1,378	—
US$ denominated	—	—	2,100
Repaid
€ denominated	(792)	(983)	—
US$ denominated	(330)	(488)	(869)
£ denominated (i)	(370)	—	—

	(701)	(93)	1,231

(i)	A bond of £370 million acquired on the purchase of USL was repaid using the proceeds from the sale of the Whyte and Mackay Group.

Business review (continued)

c) The group had available undrawn committed bank facilities as follows:

	2015 £ million	2014 £ million
Expiring within one year(i)	688	1,535
Expiring between one and two years	—	632
Expiring after two years	1,541	1,050

	2,229	3,217

(i)	Of the facilities at 30 June 2014 $2,000 million (£1,170 million) was not drawn down and was cancelled on 2 July 2014.

The facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes.

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

Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain borrowings and the inability to access committed facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants in respect to its material short and long term borrowings throughout each of the years presented.

3. CAPITAL MANAGEMENT

The group’s management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting a net borrowing to EBITDA leverage of 2.5 – 3.0x, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 – 3.0x. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. For this calculation net borrowings are adjusted by the pension deficit whilst EBITDA equals operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures

4. CAPITAL REPAYMENTS

Authorisation was given by shareholders on 18 September 2014 to purchase a maximum of 251,215,000 shares at a minimum price of 28 101/108 pence and a maximum price of higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 17 December 2015, if earlier.

During the year ended 30 June 2015, the company purchased 4 million ordinary shares (including shares acquired through call option exercises), nominal value of £1 million (2014 – 14 million ordinary shares, nominal value of £4 million; 2013 — 8 million ordinary shares, nominal value of £2 million), representing approximately 0.1% (2014 — 0.5%; 2013 — 0.3%) of the issued ordinary share capital (excluding treasury shares).

Shares were either directly granted to employees as part of employee share schemes or held as treasury shares and used to hedge share scheme grants to employees during the course of the year.

Business review (continued)

The monthly breakdown of shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2015 were as follows:

Calendar month	Number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
September 2014(i)	1,698,461	1781	249,516,539
October 2014	636,883	1766	248,879,656
March 2015	1,801,230	1864	247,078,426

Total	4,136,574	1815	247,078,426

(i)	Including 297,229 shares purchased at an average price of 1819 pence for the purpose of satisfying share awards made under the company’s share incentive plan.

1.	The aggregate consideration paid for purchase of own shares was £75 million (excluding expenses) in the year ended 30 June 2015.

Contractual obligations and other commitments

	Payments due by period
As at 30 June 2015	Less than 1 year £ million	1-3 years £ million	3-5 years £ million	More than 5 years £ million	Total £ million
Long term debt obligations	1,400	2,556	968	4,365	9,289
Interest obligations	340	479	334	1,434	2,587
Credit support obligations	76	—	—	—	76
Operating leases	96	131	102	217	546
Purchase obligations	1,037	921	393	217	2,568
Finance leases	51	69	86	127	333
Capital commitments	112	2	—	—	114
Deferred consideration payable	10	23	135	—	168
Post employment benefits(i)	44	88	88	238	458
Provisions and other non-current payables	125	133	51	122	431

	3,291	4,402	2,157	6,720	16,570

(i)	For further information see note 13(d) to the consolidated financial statements.

Long term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings. Credit support obligations represent liabilities to counterparty banks in respect of cash received as collateral under credit support agreements. Purchase obligations include various long term purchase contracts entered into for the supply of raw materials, principally bulk whisk(e)y, grapes, cereals, cans and glass bottles. Contracts are used to guarantee the supply of raw materials over the long term and to enable a more accurate prediction of costs of raw materials in the future. Provisions and other non-current payables exclude £2 million in respect of vacant properties.

Corporate tax payable of £162 million and deferred tax liabilities are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.

Management believe that it has sufficient funding for its working capital requirements.

Post employment contractual obligations comprise committed deficit contributions but exclude future service cost contributions.

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

For a detailed analysis of the group’s exposure to foreign exchange, interest rate, commodity price, credit and liquidity risks see note 15 to the consolidated financial statements on pages 225-233.

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

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgements, are set out in detail in the relevant notes:

•	Exceptional items — page 197
•	Taxation — page 202
•	Business combinations — page 206
•	Brands, goodwill and other intangibles — page 209
•	Post employment benefits — page 216
•	Contingent liabilities and legal proceedings — page 240

New accounting standards

A number of accounting standards, amendments and interpretations have recently been issued by the IASB or IFRIC. Those that are of relevance to the group are discussed in note 1 to the consolidated financial statements on pages 187 and 189.

Business review (continued)

SUSTAINABILITY & RESPONSIBILITY REVIEW

2015 has been a year of significant progress in our approach to sustainability and responsibility. With our 2015 targets expiring this year, and in light of external factors such as the UN’s new Sustainable Development Goals, we evaluated the strengths and weaknesses of our strategy against our track record of performance and the work we have done over the last few years in understanding the expectations and concerns of our stakeholders.

As a result, in December 2014, we launched new, ambitious targets for 2020 for our most material issues, which build on our achievements to date, and are aligned with the emerging UN Sustainable Development Goals. Our targets, which focus on leadership in alcohol in society, building thriving communities and reducing our environmental impact, are an essential part of how we will deliver our Performance Ambition (see page 35 for more information). Given their increasing importance to the business as a whole, this year we have added safety and carbon emissions to our 2014 non-financial key performance indicators, responsible drinking programmes, water efficiency and employee engagement.

Approach to United Spirits Limited (USL) data

Following the acquisition of USL, we are progressively integrating operating systems and practice. As a result, we have only included USL data in the following:

•	Employee numbers and Values Survey data;

•	Environmental data for water, carbon and waste

All other data excludes USL.

Looking ahead — focusing on impact

During the year, we appointed a new Sustainable Development Director to lead the team, embed our strategy, and develop sound metrics for our targets and a co-ordinated framework for meeting them everywhere we do business. This will involve a more sophisticated approach focused on impact rather than input. We need to improve how we measure what our programmes are delivering both within and outside our business.

We also need to understand better how everything we do is connected — our impact as a local employer providing jobs and paying taxes with our impact as a company selling alcoholic drinks in regulated markets; our impact as a manufacturer using shared natural resources and purchasing from local and global suppliers, with our impact as a marketer of iconic, much loved brands, for instance. To create one of the best performing, most trusted and respected consumer goods companies in the world, we need to understand the impact we have as a company, with the aim of ensuring that overall, our contribution is a positive one.

We have already begun this work with our new integrated water strategy, our Water Blueprint, launched in April 2015, which has given us a deeper understanding of the total impact of our water use and in which we have prioritised what we need to do to improve our stewardship of water.

Business review (continued)

Performance against 2015 targets

We will be reporting next year on how we are developing our approach beyond water and how we are performing against our new targets for 2020. In the meantime, in this report we are focusing on the progress we have made towards our 2015 targets and the challenges and opportunities that face us as we look towards 2020 and beyond. In recognition of our new targets, we are structuring this review around the three areas:

•	Leadership in alcohol in society — which covers our existing target for responsible drinking programmes

•	Reducing our environmental impact — which covers our existing targets for water, carbon emissions, waste and packaging

•	Thriving communities — which covers our existing targets for our communities, and our indicators for our people and our supply chain.

We also continue to report on governance and ethics (see page 117), which underpin how we do business — in a responsible and ethical way — and which are essential for earning the trust and respect of everyone who comes into contact with Diageo.

1. LEADERSHIP IN ALCOHOL IN SOCIETY

PERFORMANCE AGAINST TARGETS

Responsible drinking programmes
298 (i) (vs 373 in 2014)

(i)	In shifting our focus towards the global Producers’ Commitments, we supported fewer programmes this year, and in line with our 2020 target, we are prioritising impact, which involves supporting fewer but more effective programmes.

Our brands are made with pride, and made to be enjoyed – responsibly. Consumed moderately and responsibly by adults who choose to drink, alcohol can be part of a balanced lifestyle, and play a positive role in social occasions and celebrations.

The misuse of alcohol, however, can cause serious problems for individuals, communities and society. We care passionately about reducing alcohol-related harm through our own programmes and through partnership and collaboration with others – and we seek to provide consumers with the information and tools they need to make informed choices about drinking or not drinking.

Reducing alcohol-related harm

Diageo shares the goal set by the World Health Organization (WHO) of reducing alcohol-related harm by 10% across the world by 2025. We are also one of the 13 leading alcohol beverage companies acting on the Global Beer, Wine and Spirits Producers’ Commitments to Reduce Harmful Drinking. These Commitments are the largest ever industry initiative to implement effective ways to address harmful drinking.

These Commitments identified five areas for action over five years from January 2013:

(1)	reducing underage drinking

(2)	strengthening and expanding marketing codes of practice

(3)	providing consumer information and responsible product innovation

(4)	reducing drink driving

(5)	enlisting the support of retailers.

We believe that efforts to reduce the misuse of alcohol are most effective when government, civil society, individuals and families, as well as the industry, work together. Our approach is built around providing consumers with information; promoting rigorous company and industry standards for responsible marketing; supporting effective programmes and partnerships to tackle alcohol misuse; and advocating effective, evidence-based policy.

Business review (continued)

Providing consumer information

In March 2015, we announced our commitment to provide consumers with alcohol content and nutrition information per typical serve – a first for any alcohol company. We intend to provide this information through Diageo‘s responsible drinking website DRINKiQ.com, and/or on-pack in a majority of Diageo’s markets, subject to local regulatory approval.

Furthermore, the Diageo Alcohol Beverage Information Policy (DABIP) provides mandatory minimum standards for the information that must be included on labels and packaging, including at least one and up to three responsible drinking symbols, a link to DRINKiQ.com, alcohol content, a list of allergens, and recycling symbols. The DABIP mandatory elements will be in place on all Diageo-owned brands in all markets (where legally permitted) by the end of December 2017. Meanwhile, our DRINKiQ.com site, available in multiple languages, already includes a wealth of information about nutrition and responsible drinking.

Developing our approach for 2020

We are proud of the approach we have taken, over decades, to help tackle harmful drinking. In setting ourselves new targets for 2020 we aim to continue to go beyond industry-wide commitments. From this year, we will work in partnership to support programmes to address harmful drinking in our top 20 countries that can be evaluated for efficacy and impact, and will report on the results. We also aim to reach one million adults with training materials that enable them to champion responsible drinking.

Performance against 2015 targets

Industry performance against each of the five Global Beer, Wine and Spirits Producers’ Commitments to Reduce Harmful Drinking is tracked through key performance indicators. In year two (2014) of the five-year programme, the industry has shown progress in key areas including underage drinking, reducing drink driving, and strengthening and expanding marketing codes of practice to promote responsible drinking. Digital Guiding Principles which, building on many existing codes, set high standards for digital advertising, were launched in September 2014.

While this unified approach has undoubtedly increased our reach, there is still more work to be done. Our aim is to reduce the harmful use of alcohol through these programmes and by working closely with governments and civil society. A detailed progress report on year two of the Global Producers‘ Commitments will be published in autumn 2015 and can be found on www.producerscommitments.org.

Complaints about advertising upheld by industry bodies that report publicly (2015)		Industry complaints upheld	Complaints about Diageo brands
Australia	Alcohol Beverage Code	5	0
Ireland	Advertising Standards Authority for Ireland (ASAI)	1	0
United Kingdom	The Portman Group	4	1
	Advertising Standards Authority (ASA)	35	1
United States	Distilled Spirits Council of the United States (DISCUS)	2	0

Responsible drinking programmes

Diageo supported 298 responsible drinking programmes in more than 50 countries, focused on reducing alcohol misuse by working with others to seek to raise awareness and change people’s attitudes and behaviour.

This is a reduction from the number of programmes we supported last year; it is driven by our stronger focus on implementing programmes in support of the Global Producers’ Commitments. Additionally, as stated in last year’s report and in line with our 2020 target to measure the impact of our programmes in our top 20 countries, we are prioritising programmes that show impact. This may mean we support fewer, but more effective programmes. Evaluation of our initiatives will help us improve.

Our approach in each country is based on the needs of local stakeholders, so the programmes are varied, but last year they included advertising campaigns that raised awareness of the risks of excessive drinking, funding the training of midwives about foetal alcohol syndrome, supporting the medical profession in identifying and helping problem drinkers, and initiatives with public and private partners to reduce drink driving, including free rides and enforcement campaigns. In line with our 2020 targets and our aim to focus on the impact of our programmes, we have started to publish evaluations of our initiatives on our website, www.diageo.com.

Business review (continued)

Responsible marketing

The Diageo Marketing Code and Digital Code are our mandatory minimum standards for responsible marketing, and we review them every 12-18 months to ensure they represent best practice.

Five industry bodies publicly report breaches of their self-regulatory codes. This year, Diageo was found to be in breach by the Advertising Standards Authority in the United Kingdom for a television commercial for Parrot Bay frozen pouches on the grounds of underage appeal, and by the Portman Group in the United Kingdom for a pre-filled 20cl counter-top unit because the phrase ‘mix it up tonight’ could be seen as an encouragement of immoderate consumption. The marketing material was immediately withdrawn.

Further details in the S&R Performance Addendum 2015.

Further details at www.diageo.com.

Business review (continued)

2. REDUCING OUR ENVIRONMENTAL IMPACT

PERFORMANCE AGAINST 2015 TARGETS(i)

Improve water efficiency by 30%
10.4% (vs 2014)	30.2% (vs 2007)
Reduce water wasted in water-stressed sites by 50%
33.4% (vs 2014)	45.3% (vs 2007)
Reduce polluting power of wastewater by 60%
16.3% (vs 2014)	3.1% (vs 2007)
Reduce carbon emissions equivalent by 50%
8.7% (vs 2014)	33.3% (vs 2007)
Eliminate waste to landfill
48.5% (vs 2014)	85.4% (vs 2007)
Reduce average packaging weight by 10%(ii)
1% (vs 2014)	7% (vs 2009)
Increase average recycled content across all packaging to 42%(ii)
1.5% (vs 2014)	39% (vs 2009)
Make all packaging 100% recyclable/reusable(ii)
0.01% (vs 2014)	98.6% (vs 2009)

(i)	Figures include USL, except for packaging-related data.
(ii)	Packaging targets are measured against a 2009 baseline, rather than the 2007 baseline for other environmental metrics.

The success of our business is dependent on many natural resources, some of which are becoming increasingly constrained as rising demand and climate change place them under pressure. We are committed to minimising our environmental impact across our operations, and we are extending our environmental programmes into the broader supply chain. This will help ensure the sustainability and security of our supply chain, supporting the resilience and growth of our business.

Our environmental strategy embodies our aspiration to be a business which does not materially deplete natural resources, reduces our impact on climate change, causes no lasting damage to species, habitats, or biodiversity – and, where possible, improves the environment we operate in.

Setting our ambitions for 2020

In 2008, we set ourselves a series of challenging targets to achieve by 2015 in the areas of water, carbon emissions, and waste. These were primarily absolute targets which acknowledged that our existing impacts should be reduced in real terms compared to a 2007 baseline, regardless of the future size of the business. In 2009, we added commitments covering packaging.

These targets have catalysed significant improvements and have been the basis for sustained programmes of investment that will have long-lasting benefits for our business and the environment. We have made considerable progress and significantly reduced our environmental impact during a period when our total production and operational footprint have increased. The progress against the individual targets is detailed in the table above. We have not met all of our stretching targets, but we have made significant improvements, particularly in water efficiency, one of our most important resources, with much of the improvement delivered in water-stressed locations.

Our new and expanded targets for 2020 reflect our commitment to continuing and accelerating progress to reduce our environmental impacts, within our direct operations and in the wider supply chain, with a set of goals that genuinely stretch and challenge our business. These new targets expand our existing strategy and increase our focus on environmental impacts in our broader supply chain. They continue to prioritise water stewardship, including an additional target to replenish the amount of water used in our final product in water-stressed areas, and address carbon, waste, and packaging. We have also added targets on zero net deforestation, paper and board sourcing, and eliminating ozone-depleting refrigerants.

Business review (continued)

The importance of water

We and our stakeholders recognise that water stewardship is one of the most material aspects of our environmental strategy. The Diageo Water Blueprint, launched in April 2015, defines our strategic approach to water stewardship. Incorporating our 2020 targets, it is an integrated approach based on four core areas where we will increase our efforts: in the sourcing of raw materials; in our own operations; in the communities in which we operate; and through local and global advocacy for best practice in water stewardship.

We have expanded our strategy to encompass the company‘s broader global supply chain, which will enable us to better understand and manage Diageo‘s total impact on water, while focusing on water-stressed areas (see map on page 34). We will also continue to invest in infrastructure and sanitation that provides access to safe water to communities through our Water of Life programme (see pages 112-113).

Environmental performance

This year saw a period of particular growth through acquiring control of United Spirits Limited (USL) in India, which significantly expanded our operational footprint in India and increased our volume of production globally. The environmental data reported in this section includes USL, with the exception of packaging. The water efficiency and carbon emissions performance reported on pages 29 and 31 exclude USL.

Water stewardship

We recognise that we will only become one of the best performing, most trusted and respected companies in the world if we responsibly manage all our material environmental impacts, particularly water. The acquisition of USL reinforces this, given the increased number of water-stressed sites we now manage in India (see map on page 34).

This year we improved water use efficiency by 10.4% and reduced absolute water withdrawals by 2,876,000 cubic metres. In water-stressed locations, we have reduced water wasted by 33.4%. For example in Brazil, investing in optimising water use at our Paraipaba distillery significantly reduced total water withdrawals in this acutely water-stressed location. At our breweries in Kaasi, Ghana, and at our two sites in Nigeria, water use per litre brewed has improved by 29% and 4% respectively, through improving water management and new ways of working.

Water used for agricultural purposes on land under Diageo’s operational control extends to 622,150 cubic metres and is reported separately from water used in our direct operations. The majority of this irrigation water is in respect of sugar cane.

We also aim to reduce the polluting power of wastewater, measured in biochemical oxygen demand (BOD) grams. Overall we reduced BOD by 16.3% this year. Compared to our 2007 baseline, BOD load has reduced by 3.1% and, while not meeting our 2015 target, the multiple investments we have made in wastewater treatment facilities, including in Africa where we have reduced BOD by around 90% are reducing the polluting power of wastewater discharges. The application of cutting edge technology at our bioenergy plant at Cameronbridge Distillery in Scotland, which accounts for approximately 60% of our total BOD, has proven challenging, although compared to the previous year it did reduce BOD load by 16.6%. We will continue to invest to develop and refine the technology and we remain confident that it will deliver the multiple environmental benefits anticipated.

Water efficiency by region, by year (l/l)(i), (ii), (iii)	2007	2013	2014	2015
North America	6.7	6.5	5.3	5.1
Europe	7.9	6.7	7.0	6.7
Africa	9.6	6.4	5.9	5.5
Latin America and Caribbean	21.9	21.0	20.6	6.9
Asia Pacific	7.0	6.7	5.7	5.7
Diageo (total)	8.6	7.1	6.7	6.0	(iv)

Business review (continued)

Wastewater polluting power by region, by year (BOD/t)(i)	2007	2013	2014	2015
North America	248	12	15	13
Europe	22,927	33,842	35,851	31,543
Africa	9,985	6,068	2,722	639
Latin America and Caribbean	565	11	10	33
Asia Pacific	46	482	482	489
Corporate	1	1	1	1

Diageo (total)	33,772	40,416	39,081	32,718

Total under direct control	32,947	40,161	38,848	32,493

(i)	2007 baseline data and data for each of the intervening years in the period ended 30 June 2014 have been restated in accordance with Diageo’s environmental reporting methodologies.
(ii)	In accordance with Diageo’s environmental reporting methodologies, total water used excludes irrigation water for agricultural purposes on land under the operational control of the company.
(iii)	Figures include USL.
(iv)	As disclosed on page 29, Diageo total water efficiency by region excluding USL is also 6.0l/l.

Carbon emissions

We use the World Resources Institute/ World Business Council for Sustainable Development Greenhouse Gas Protocol as a basis for reporting our carbon emissions, and we include all facilities over which we have operational control for the full fiscal year.

This year Diageo’s carbon emissions (CO2e) were reduced by 8.7% in absolute terms, or 68,400 tonnes (market/net), compared to the prior year. Since 2007 we have reduced absolute tonnes of CO2e by 33%. This falls short of our 50% target, largely as a result of the expansion of the business through acquisition and volume growth, particularly in distilling which is an energy-intensive process with consequent increases in carbon emissions. The reductions we have made represent the sum of several large investments, many small improvements, increases in green energy sourcing, and the application of new technology. We remain committed to the goal of a 50% reduction in carbon emissions, while also extending our ambitions to reduce our total supply chain emissions by 30%, both of which are included in our 2020 targets.

Diageo’s total direct and indirect carbon emissions (location/gross) for this year were 909,000 tonnesr (direct emissions 704,000 tonnes and indirect emissions 205,000 tonnes). In 2014, total direct and indirect carbon emissions (location/gross) were 982,000 tonnes (direct emissions 761,000 tonnes and indirect emissions 221,000 tonnes). The intensity ratio for this year was 236 grams per litre packaged (2014 — 254 grams per litre packaged).

This year, approximately 58.5% of electricity at our production sites came from low-carbon sources such as wind, hydro and nuclear (2014 — 56.1%). This includes, at some sites, generating our own electricity from renewable sources, including solar, biomass and biogas.

Business review (continued)

(i)	CO2e figures are calculated using the WRI/WBCSD GHG Protocol guidance available at the beginning of our financial year, the kWh/CO2e conversion factor provided by energy suppliers, the relevant factors to the country of operation, or the International Energy Agency, as applicable.
(ii)	2007 baseline data, and data for each of the intervening years in the period ended 30 June 2014, have been restated in accordance with the WRI/ WBCSD GHG Protocol and Diageo’s environmental reporting methodologies.
(iii)	Figures include USL.

Carbon emissions by weight by region (1,000 tonnes CO2 e)(i), (ii), (iii)	2007	2013	2014	2015
North America	217	50	56	54
Europe	405	359	355	331
Africa	251	244	215	224
Latin America and Caribbean	34	20	22	20
Asia Pacific	151	149	129	79
Corporate	25	18	14	14

Diageo (total)	1,083	840	791	722	(iv)

(i)	CO2e figures (market/net) are calculated using the WRI/WBCSD GHG Protocol guidance available at the beginning of our financial year, the kWh/CO2e conversion factor provided by energy suppliers, the relevant factors to the country of operation, or the International Energy Agency, as applicable.
(ii)	2007 baseline data, and data for each of the intervening years in the period ended 30 June 2014, have been restated in accordance with the WRI/WBCSD GHG Protocol and Diageo’s environmental reporting methodologies.
(iii)	Figures include USL.
(iv)	As disclosed on page 31, Diageo total carbon emissions excluding USL are 652,000 tonnes CO2e.

Waste to landfill

This year, we reduced waste to landfill by 48.5% compared to 2014, and by 85% since 2007, against our challenging goal of eliminating it altogether. We have made progress through continuously improving how we segregate waste to enable recovery and reuse. We have also reduced the overall amount of material we use, found alternative uses for waste including in agriculture, recycling, and recovering waste for energy. Eliminating waste to landfill therefore remains one of our targets for 2020, although we recognise that it will become more technologically and economically challenging the closer we get to eliminating residual volumes in certain applications.

Total waste to landfill by region (tonnes)(i), (ii)	2007	2013	2014	2015
North America	40,828	538	246	197
Europe	22,464	8,322	6,525	7,207
Africa	33,492	12,172	9,685	4,474
Latin America and Caribbean	4,930	919	870	724
Asia Pacific	8,268	15,625	13,765	2,978
Corporate	1,140	847	453	692

Diageo (total)	111,122	38,423	31,544	16,272

(i)	2007 baseline data and data for each of the intervening years in the period ended 30 June 2014 have been restated in accordance with Diageo’s environmental reporting methodologies.
(ii)	Figures include USL.

In the United Kingdom, 99.5% of our electricity came from low-carbon sources.

For our work on carbon with suppliers, see page 116.

Business review (continued)

Sustainable packaging

The packaging that helps protect and market our brands has environmental impacts throughout a chain that stretches from our suppliers, through the retailer, to the consumer and beyond. Our Sustainable Packaging Guidelines are used by brands and support our ongoing programme to produce packaging with low environmental impact.

We are satisfied with our performance against our sustainable packaging targets, with a 1% reduction in average pack weight contributing to a cumulative 7% reduction since 2009; recycled content increasing by 1.5% to an overall average of 39%; and 98.6% of our packaging being reusable or recyclable. While we continue to challenge packaging across the portfolio, some highlights have included the removal of the glass handle from Smirnoff 1.75 litre glass bottles, and the ‘light-weighting’ of Bell’s whisky bottles. Higher cullet contents have been achieved with our glass suppliers in Europe, Brazil and North America.

Looking to 2020, we will continue and accelerate initiatives to maximise the recycled content in our packaging, optimise and reduce the weight of packs, and remove materials that cannot be recycled, or are difficult to recycle, including PVC, foil, mixed plastics, ceramics and some laminates. Where viable alternatives exist, we will remove materials such as inks and heavy metals that may pose a risk to the environment. We have added a new target for 2020 of zero net deforestation from paper and board sourcing.

3. BUILDING THRIVING COMMUNITIES

Diageo can only operate successfully if we work within a broad community of people, businesses and agencies to create shared value. We have a responsibility for, and a clear commercial interest in, ensuring that our people, our suppliers, the communities around our operations, and society at large all thrive as a result of Diageo’s business.

As a successful business, we create significant value directly within this broad community through our daily operations, providing jobs, sourcing ingredients, services and materials from suppliers, and paying local duties. But creating shared value in a lasting way extends beyond this – to addressing development challenges such as skills gaps or access to clean water, advocating high standards of governance, rewarding our people, and supporting farmers and other suppliers as they help us build a sustainable value chain.

A history of engagement

Contributing to the communities and societies we are part of is nothing new to Diageo – our history is rich with examples of community action dating back to Arthur Guinness’s work with Dublin’s poor in the 19th century, and we have always valued and rewarded our people and the agricultural supply chains that we rely on and support.

In recent years, however, we have increasingly looked at the potential for shared value across our entire value chain. We set targets for ourselves in the fields of community empowerment, employee engagement and diversity, and local sourcing, while looking to develop these further into an integrated whole.

Developing our approach for 2020

To get a better measure of our progress in building thriving communities, we will evaluate and report on the tangible outcomes of our actions. This will include our community programmes, which enable those who live and work in our communities, particularly women, to have the skills and resources to build a better future for themselves, as well as our initiatives to increase diversity and employee engagement among our people while ensuring they are safe at work.

We will also continue to strengthen our supply chains, through more partnerships with farmers, further targets for the local sourcing of agricultural raw materials in Africa, and continued commitment to improving labour standards and human rights in our supply chains, including our ongoing commitment to the UN Guiding Principles on Business and Human Rights.

Business review (continued)

Community empowerment

PERFORMANCE AGAINST TARGETS

Improve access to safe drinking water for one million people in Africa every year until 2015
600,000 (vs 1 million in 2014; total 10 million since 2008)
Train 100,000 people through our Learning for Life programme by 2016
7,417 (vs 14,000 in 2014)
Empower two million women through our Plan W programme by 2016
115,091 (vs 40,545 in 2014)

An essential part of our contribution to the wider communities that enable our business to flourish and grow is our investment in long-term, actively managed programmes that help serve critical local needs, such as access to clean water and developing skills and empowerment.

This year Diageo invested £15.5 million or 0.6% of operating profit to charitable projects that help serve critical local need (2014 — 0.6% of operating profit). From this year we will work towards our 2020 ambition of further evaluating the outcomes of the community programmes we engage in, and strengthening the connections between our individual initiatives and our overall strategy of creating shared value.

(i)	This excludes our legacy commitment to the Thalidomide Trust and the Thalidomide Foundation Ltd of £9.8 million which in prior years we included as part of our community investment data.
(ii)	This is a sub-section of the total responsible drinking budget.
(iii)	Category includes cause-related brand campaigns, local market giving and disaster relief.

Access to clean water

We have a long and proud tradition of investing in local communities through our Water of Life programme, which often involves participation by our employees and is increasingly focused on our supply chain. When we set our target in 2006, our overall

Business review (continued)

goal was to reach eight million people, which suggested we needed to reach one million people per year. Although this year we reached only 600,000, overall we have reached more than 10 million people through more than 230 projects in 18 countries, surpassing our initial aspiration by almost 25%. Our initiatives support boreholes, wells, rainwater harvesting, and domestic filtration devices.

Learning for Life

Learning for Life supports vocational and life-skills training which improve the prospects of individuals, families, communities and societies while strengthening our value chain through its emphasis on hospitality, retail, and entrepreneurship.

This year Diageo ran over 85 Learning for Life programmes in 32 countries, training 7,417 people, and bringing the total number of people trained to 109,894, exceeding our 2016 target by 9,894. Our impact studies in five countries in Latin America show that the programmes enabled 75% of participants to get jobs, including 44% with formal contracts, and to increase earnings four-fold. Overall, the studies show that the programmes have benefited over half a million people, when taking into account the effects on participants’ families. The young people involved also talk about the increased self-esteem and dignity they gained alongside valuable and recognised employment skills.

Plan W

Plan W is a sustainable development programme aiming to empower women and enable them to play a greater role in the economy by developing their hospitality and business enterprise skills. Since December 2012, Plan W has empowered 115,091 women, reaching 575,455 people indirectly across 15 countries, largely in Asia. While we continue to develop more projects, our aspiration to empower two million women across the world will only be achieved through broader partnerships and more global engagement than we have hitherto achieved. Alongside our internal diversity programme, we will explore how we can work with others to increase our reach.

The Diageo Foundation

The Foundation is a registered charity funded entirely by Diageo. It makes grants in support of projects or local charitable causes and disaster relief, particularly in regions where support from our employees and operations can be leveraged. This year, it funded 20 programmes in 11 markets including India and Ghana, and donated disaster relief to Sierra Leone and Nepal. This year we undertook a review of the Foundation to ensure it continues to support Diageo’s community development programmes effectively.

Our people

PERFORMANCE AGAINST TARGETS

Engagement score
75% (vs 73% in 2014)
Gender diversity in senior management
26% (vs 28% in 2014)
Reduction of actual lost-time accidents (LTAs)
10% (since 2014)

Our people are at the heart of our success and we want them to be able to deliver their best in a safe, welcoming environment.

Health and safety

Everyone has the right to work in a safe, healthy environment, and our global Zero Harm programme is designed to ensure that all our people go home safe, every day. Sadly, in December 2014, a colleague in South Africa was killed in a road traffic accident whilst driving back from a sales event.

Diageo has a Severe and Fatal Incident Prevention (SFIP) programme specifically designed to identify and eliminate or control severe and fatal risks in our operations. SFIP has significantly reduced the number of severe accidents, but it is always under review, and the circumstances of the tragic accident above have been investigated so that we can take measures to reduce the risk to our people further.

Business review (continued)

Our Zero Harm philosophy is aimed at eliminating workplace accidents, and we had set a stretching global target to deliver less than one lost-time accident (LTA) per 1,000 people by 2015. Since 2007 we have seen significant progress towards this target, although this year we did not meet our annual 40% rate reduction target thereby also missing the original aspiration for 2015. Our overall LTA rate has remained static at 1.66 year on year, driven primarily by accidents in our offices and sales functions. It is worth noting that the actual number of accidents has reduced by 10%, however a reduction in headcount means this improvement is not reflected in the rate.

Our overall LTA rate compares favourably with peer organisations, however our commitment to our safety purpose – that everyone goes home safe, every day, everywhere – means we will always seek to improve. In March 2015, Diageo recorded its first ever LTA-free month, something we will look to build on through the ongoing application of our Zero Harm strategy. In addition to continuing to identify and control risks, we will increase our focus on the behavioural aspects of safety and grow a safety culture rooted in prevention. LTAs now occur more frequently at offices than at other sites, and we are introducing new procedures to ensure safety in offices is addressed through Risk Management Committees. We are strengthening our Slips, Trips and Falls Prevention programme and we continue to strongly promote our responsible driving programmes.

Lost-time accident frequency rate per 1,000 full-time employees(i)	2011	2012	2013	2014		2015
North America	5.06	4.15	1.64	0.84		1.83
Europe	5.29	2.41	2.12	2.08		2.51
Africa	1.48	1.82	2.55	0.56		1.20
Latin America and Caribbean	3.42	1.44	10.88	4.7		0.66
Asia Pacific	1.41	0.0	1.26	1.62		1.21
Diageo (total)	3.73	2.14	2.97	1.66	(ii)	1.66

(i)	Number of accidents per 1,000 employees and directly supervised contractors resulting in time lost from work of one calendar day or more.
(ii)	Updated to include Gleneagles Hotel and one additional LTA in North America which occurred at the end of the 2014 financial year but was not previously reported.

Number of days lost to accidents per 1,000 full-time employees	2011	2012	2013	2014	2015
Diageo (total)	158.8	106.6	66.0	49.7	89.4

Fatalities	2011	2012	2013	2014	2015
Diageo (total)	4	1	4	1	1

Employee engagement

We communicate with employees on matters of importance to them and the company in a variety of ways, including through our digital channels. Our principal means of gathering employees’ views is our annual values-based survey, which helps us assess how well we are bringing our values to life, engaging our people and enabling them to perform. We want our people to be ‘engaged’: passionate about our strategy, connected to our values, and motivated to be and perform at their best. We support our employees through clear policies, competitive reward programmes, coaching and development opportunities, and health and wellbeing initiatives.

This year, 94% (25,022 out of the 26,710 able to participate) of our people participated in our online Annual Values Survey, with 75% identified as ‘engaged’. Our people confirmed that one of our core strengths continues to be our employees’ pride and strong sense of ownership in our business and our brands.

In our strategy for 2020, we have reinforced our commitment to employee engagement through new targets, including our ambition to be a top quartile performer on measures including employee satisfaction, pride, and loyalty.

Diversity

Our diversity and inclusion practices are a key competitive advantage to our business. We aim to inspire, support and empower women to take on greater leadership roles across the world. Currently, five of our 11 Board members are women, representing 45% of the directors.

Business review (continued)

We are committed to a diverse leadership and the promotion of local leaders. Currently, six of the 15 members of the Executive Committee are women, representing 40% of the committee; 26% of our senior management positions are held by women; and our 21 managing directors represent 16 different nationalities.

Average number of employees by region by gender(i)	Men	Women	Total
North America	1,958	1,303	3,261
Europe	6,713	4,285	10,998
Africa	4,366	1,132	5,498
Latin America and Caribbean	1,834	1,115	2,949
Asia Pacific	8,808	1,848	10,656

Diageo (total)	23,679	9,683	33,362

Average number of employees by role by gender	Men	Women	Total
Senior manager(ii)	543	191	734
Line manager(iii)	3,938	1,719	5,657
Supervised employee(iv)	19,198	7,773	26,971

Total	23,679	9,683	33,362

New hires by region by gender(i)	Men	Women	Total	% of regional headcount
North America	229	161	390	12.0
Europe	846	683	1,529	13.9
Africa	631	226	857	15.6
Latin America and Caribbean	375	265	640	21.7
Asia Pacific	597	283	880	8.3

Diageo (total)	2,678	1,618	4,296	12.9

Percentage of total new hires	62.3	37.7

Leavers by region by gender(i)	Men	Women	Total	% of regional headcount
North America	239	190	429	13.2
Europe	848	604	1,452	13.2
Africa	409	109	518	9.4
Latin America and Caribbean	411	198	609	20.7
Asia Pacific	801	277	1,078	10.1

Diageo (total)	2,708	1,378	4,086	12.2

Percentage of total leavers	66.3	33.7

(i)	Employees have been allocated to the region in which they reside.
(ii)	Top leadership positions in Diageo, excluding Executive Committee.
(iii)	All Diageo employees (non-senior managers), with one or more direct reports.
(iv)	All Diageo employees (non-senior managers) who have no direct reports.

Human rights

In our workplaces and the communities in which we operate, we believe a serious commitment to respecting human rights is fundamental. We recognise that we are responsible for the impact of our operations on our employees, on workers in our supply chain, on consumers of our products, and on the communities in which we operate. Our policies and guidelines, including our Human Rights Policy, outline our approach to human rights, and we will continue to demonstrate our commitment through our actions.

Business review (continued)

We are a signatory to the UN Global Compact and the UN Women’s Empowerment Principles and, as part of our 2020 targets, we have committed to acting in accordance with the UN Guiding Principles on Business and Human Rights.

We do not tolerate discrimination, harassment, bullying or abuse; we comply with wage and hour laws; we respect our employees’ decision to join or not join a trade union; and we do not tolerate forced or compulsory labour. We will not work with anyone, including any supplier, who does not adopt these values.

We aim to provide opportunities for a wide range of people including those with disabilities, fostering a culture that allows for a variety of lifestyles. Our training and education programme includes retraining, if needed, for people who have become disabled. Where possible, we encourage a flexible approach to working and emphasise the importance of treating individuals justly and in a non-discriminatory manner throughout the employment relationship, including recruitment, compensation, training, promotion, and transfers.

Our robust controls, compliance and ethics programme is described in the Governance and Ethics section on pages 117-119

Sustainable supply chains

PERFORMANCE AGAINST TARGETS

Percentage of potential high-risk supplier sites registered with SEDEX that were audited in 2015
19% (vs 17% in 2014)
Percentage of agricultural materials sourced locally across Africa in 2015
70% (vs 66% in 2014)

Our supply chains create value directly to local economies, and provide one of the most important ways in which we support and build capability among the communities in which we work. They are also an important part of our contribution to driving higher standards in sustainability and business ethics, bringing shared value to individuals, businesses and society.

A secure, stable supply chain is also critical to the long-term performance of our business. We have a clear interest in mitigating risk, and in supporting suppliers in strengthening their sustainability in ways that benefit them as well as us.

We source goods and services from a wide variety of businesses around the world, and our procurement systems depend on relationships with suppliers that are local, regional, and global. We expect all our suppliers to follow our Partnering with Suppliers Standard, which sets out our minimum social, ethical and environmental compliance standards, and we invite them to be our partners more widely in providing responsibly-sourced materials and services which have a positive impact on communities and the environment.

Responsible sourcing

Around 28,000 direct suppliers from more than 100 countries provide us with the raw materials, expertise, and other resources which help us make great brands. We aim to help them improve their sustainability performance by optimising due diligence.

We do this principally through SEDEX, a not-for-profit organisation that enables suppliers to share assessments and audits of ethical and responsible practices with multiple customers, and AIM-PROGRESS, a forum of over 40 leading consumer goods companies which promotes responsible sourcing practices and sustainable supply chains. We also have an internal Know Your Business Partner (KYBP) programme, which assesses third parties against the risk of bribery and corruption.

To date, 1,298 of Diageo’s potential high-risk supplier sites have registered with SEDEX, up from 1,193 last year. Of these, 1,170 have completed a SEDEX self-assessment questionnaire. More than 200 of these supplier sites were independently audited during the last three years; either commissioned by Diageo (34), or accessed through SEDEX and AIM-PROGRESS (219).

We have continued to make progress on our work with our supply chain on carbon emissions, in particular through the CDP (formerly the Carbon Disclosure Project) Supply Chain programme, a platform for engaging key suppliers on carbon emissions. Of the 154 suppliers we engaged last year, 92% responded to the CDP questionnaire, giving us further insights as we tackle our new 2020 target of reducing carbon emissions in our supply chain by 30%.

Business review (continued)

Our confidential whistleblowing service, SpeakUp, is open to our suppliers. This year Diageo received reports from two suppliers and vendors through SpeakUp.

Partnerships with farmers

Our brands have always had long-standing and value-sharing relationships with farmers, on whose raw materials we rely. We continue to work with local agricultural communities to support them and the long term supply of our ingredients, and where appropriate we help equip them with the knowledge, tools and specialist support to develop sustainable agriculture. This year we joined the Sustainable Agriculture Initiative (SAI) Platform, the food and beverage industry initiative that supports the development of sustainable agriculture around the world. In Africa, where we see significant potential for developing more sustainable farming practices, we have met our goal of sourcing 70% of agricultural materials locally by 2015 – locally being defined as materials sourced within Africa and used by our African markets. We have increased this target to 80% for 2020.

(i)	This year we have excluded grapes from bulk wine purchases to ensure our figures represent only raw materials we buy directly; grapes therefore represent 11% of raw materials by volume this year, compared with 14% in 2014.

4. GOVERNANCE AND ETHICS

PERFORMANCE AGAINST TARGETS

Manager level and above employees completing Annual Certification of Compliance
100% (100% in 2014)
Employees leaving Diageo due to a breach of the Code of Business Conduct or other policies
109 (vs 146 in 2014)

Business review (continued)

People want to trust the company behind the brands that they love. Our reputation can only be sustained if every one of us is doing the right thing, every day, everywhere.

We are committed to conducting our business responsibly and in accordance with all laws and regulations to which our business activities are subject. To help our employees make the right decisions at work, we have a sound corporate governance structure and a robust risk, controls and compliance programme, with our Code of Business Conduct (our Code) at the heart of our business.

Standards and procedures

This year we refreshed our Code (published in July 2015), which sets the standard for what is expected of everyone working at Diageo, and from which our other policies and standards flow. Each employee at manager level and above completes an Annual Certification of Compliance (ACC) to confirm their understanding of, and adherence to, our Code and any applicable policies, and to identify any areas of possible non-compliance. In 2015, the ACC was completed by all eligible managers – 9,271 of our employees, or approximately 40% of our people.

This year we also launched our breach management global standard, and refreshed our risk management global standard, as part of the continuing evolution of our risk management programme.

Global risk and compliance

The global risk and compliance team provides rigorous oversight of our risk management, internal control, and compliance and ethics programme across Diageo. Our overriding aim is to encourage integrity in every part of the business: we want employees to act with exemplary conduct in all their business interactions and truly embody our value of being proud of what we do.

Due care in delegating authority

As our business expands, it is important to ensure that we embed our standards and procedures in all new business units. We plan ahead and move quickly to ensure our new acquisitions are operating to the same standards as our existing businesses, and we are consistent in our stance on non-compliance issues. We are also committed to establishing good working relationships with our other business partners, including our suppliers, and ensuring that they adhere appropriately to our principles.

USL, which was integrated this year, updated their Code of Business Conduct & Ethics during the year. It sets out USL’s commitment to conducting business in accordance with our purpose and values, and 100% of USL executives were trained on how to apply it in their work. The Code has clearly defined policies on important areas such as responsible marketing, quality and food safety, anti-corruption, gifts and entertainment, and many more that are aligned with our values and our sustainability goals.

Risk management

Our risk management global standard requires all markets and functions to perform risk assessments at least annually to consider risks concerning human rights, bribery and corruption, anti-money laundering, and all other relevant laws and regulations, as well as our own Code, policies and standards, and to ensure that mitigation plans for their most significant risks have been established.

Training and communications

Each market has its own training plan for our Code and key policies, which they deliver through locally organised, risk-based training. To further embed ownership of this agenda with employees, some of our businesses go beyond basic training with annual engagement events such as the Pathway of Pride programme in Africa, Ethics Day in Asia Pacific, and Compliance Day in Great Britain.

When an employee joins Diageo, he or she must complete training about our Code within 30 days. The 4,296 employees who joined us this year were taken through a one-hour induction on compliance and ethics.

Monitoring, auditing, and reporting

We strive to have a culture in which employees feel comfortable raising concerns about potential breaches of our Code or policies. We expect anyone who comes across a breach to report it immediately, either through our confidential whistleblowing helpline SpeakUp, to their manager, or to a member of the global risk and compliance, human resources or legal teams. SpeakUp is also available to suppliers.

Business review (continued)

There were 703 suspected breaches reported this year, of which 324 were subsequently substantiated. Of the suspected breaches, 289 were reported through SpeakUp, compared with 299 in 2014. All identified breaches are taken very seriously and those that require action are investigated.

Our response to proven breaches varies depending on the severity of the matter, and we monitor breaches to identify trends or common areas where further action may be required. This year, 109 people exited the business as a result of breaches of our Code or policies.

Enforcement and incentives

We aim to improve our culture through training, coaching and incentives. Annual performance appraisals give full consideration to both performance and behaviour, with an individual’s commitment to Diageo’s controls, compliance, and ethics agenda being considered under behaviour. Employees’ overall performance affects their pay increases, and, where relevant, their bonuses.

Controls

We have a strong internal control environment, and we have an annual programme to assess, test, and report on the effectiveness of internal controls across our company. Our controls cover all aspects of risk, ranging from financial to operational to reputational risk, and all markets and functions are required to certify annually whether their internal controls are operating effectively, and quickly remediate any weaknesses identified.

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

Volume

Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by ten and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by five.

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

Calculation of organic movements

The organic movement percentage is the amount in the row headed ‘Organic movement’ in the tables below, expressed as a percentage of the amount in the row headed ‘2014 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

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

Exchange impacts in respect of profit on intergroup sales of products and the intergroup recharges are reported in ‘other operating expenses’.

Business review (continued)

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

Organic movement calculations for the year ended 30 June 2015 were as follows:

	North America million	Europe million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2014 reported (restated)	49.3	44.6	24.4	23.0	14.8	—	156.1
Disposals(ii)	(0.9)	(0.7)	—	—	—	—	(1.6)

2014 adjusted	48.4	43.9	24.4	23.0	14.8	—	154.5
Acquisitions and disposals(ii)	0.3	0.4	—	0.3	92.7	—	93.7
Organic movement	(1.4)	(0.2)	1.8	(1.7)	(0.5)	—	(2.0)

2015 reported	47.3	44.1	26.2	21.6	107.0	—	246.2

Organic movement %	(3)	—	7	(7)	(3)	n/a	(1)

Business review (continued)

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2014 reported (restated)	3,915	4,935	1,846	1,404	1,801	79	13,980
Exchange(i)	115	(307)	(123)	(152)	(39)	(3)	(509)
Disposals(ii)	(75)	(63)	(1)	(1)	(2)	(45)	(187)

2014 adjusted	3,955	4,565	1,722	1,251	1,760	31	13,284
Acquisitions and disposals(ii)	28	45	—	29	2,358	48	2,508
Organic movement	(74)	73	146	17	11	1	174

2015 reported	3,909	4,683	1,868	1,297	4,129	80	15,966

Organic movement %	(2)	2	8	1	1	3	1

Net sales
2014 reported (restated)	3,444	2,814	1,430	1,144	1,347	79	10,258
Exchange(i)	97	(186)	(100)	(123)	(22)	(3)	(337)
Disposals(ii)	(62)	(44)	(1)	(1)	(2)	(45)	(155)

2014 adjusted	3,479	2,584	1,329	1,020	1,323	31	9,766
Acquisitions and disposals(ii)	25	31	1	24	922	48	1,051
Organic movement	(49)	2	85	(11)	(32)	1	(4)

2015 reported	3,455	2,617	1,415	1,033	2,213	80	10,813

Organic movement %	(1)	—	6	(1)	(2)	3	—

Marketing
2014 reported (restated)	540	413	152	203	305	7	1,620
Exchange(i)	16	(30)	(10)	(22)	(1)	—	(47)
Disposals(ii)	(4)	(5)	—	—	—	(3)	(12)

2014 adjusted	552	378	142	181	304	4	1,561
Acquisitions and disposals(ii)	11	4	—	3	65	3	86
Organic movement	(21)	6	5	10	(25)	7	(18)

2015 reported	542	388	147	194	344	14	1,629

Organic movement %	(4)	2	4	6	(8)	175	(1)

Operating profit before exceptional items
2014 reported (restated)	1,460	853	340	328	283	(130)	3,134
Exchange(i)	27	(67)	(52)	(60)	(13)	4	(161)
Acquisitions and disposals(ii)	(2)	(15)	—	(1)	18	2	2

2014 adjusted	1,485	771	288	267	288	(124)	2,975
Acquisitions and disposals(ii)	—	13	1	3	48	4	69
Organic movement	(37)	20	29	(7)	20	(3)	22

2015 reported	1,448	804	318	263	356	(123)	3,066

Organic movement %	(2)	3	10	(3)	7	(2)	1

Organic operating margin %
2015	42.2%	30.6%	22.4%	25.8%	23.9%	n/a	30.7%
2014	42.7%	29.8%	21.7%	26.2%	21.8%	n/a	30.5%

Margin improvement (bps)	(47)	75	75	(41)	209	n/a	24

(1)	For the reconciliation of sales to net sales and operating profit before exceptional items to operating profit see page 50 and page 191.
(2)	Percentages and margin improvement are calculated on rounded figures.
(3)	For the further details of the restatement please see page 124.

Business review (continued)

Notes: Information in respect of the organic movement calculations

(i)	The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of the Venezuelan bolivar, the euro, the Russian rouble and the US dollar.
(ii)	In the year ended 30 June 2015 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

	Volume equ.units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
Year ended 30 June 2014
Acquisitions
Transaction costs	—	—	—	—	12
Integration costs	—	—	—	—	12

	—	—	—	—	24

Disposals
Jose Cuervo	(0.7)	(54)	(44)	—	9
Bushmills	(0.8)	(79)	(60)	(10)	(28)
Gleneagles	—	(45)	(45)	(2)	(2)
Other disposals	(0.1)	(9)	(6)	—	(1)

	(1.6)	(187)	(155)	(12)	(22)

Acquisitions and disposals	(1.6)	(187)	(155)	(12)	2

Year ended 30 June 2015
Acquisitions
United Spirits Limited	92.7	2,356	921	65	53
DeLeón	—	5	5	8	(8)
Don Julio	0.3	28	23	3	6
Transaction costs	—	—	—	—	(1)
Integration costs	—	—	—	—	(7)

	93.0	2,389	949	76	43

Disposals
Bushmills	0.7	66	50	8	22
Gleneagles	—	48	48	2	4
Other disposals	—	5	4	—	—

	0.7	119	102	10	26

Acquisitions and disposals	93.7	2,508	1,051	86	69

Business review (continued)

Revised segmental information for the years ended 30 June 2014 and 30 June 2013

In the year ended 30 June 2015 Diageo changed its internal reporting structure to reflect changes made to management responsibilities. As a result of this change, Diageo reports the following geographical segments both for management reporting purposes and in the external financial statements: North America; Europe; Africa; Latin America and Caribbean; Asia Pacific and Corporate. The reconciliation to previously reported figures for volume, net sales, marketing and operating profit before exceptional items for the years ended 30 June 2014 and 30 June 2013 are as follows:

	2014			2013
	As reported million	Reclass million	Restated million	As reported million	Reclass million	Restated million
Volume (equivalent units)
North America	49.3	—	49.3	53.6	—	53.6
Europe	—	44.6	44.6	—	45.4	45.4
Western Europe	33.0	(33.0)	—	33.6	(33.6)	—
Africa	—	24.4	24.4	—	26.1	26.1
Africa, Eastern Europe and Turkey	36.0	(36.0)	—	37.9	(37.9)	—
Latin America and Caribbean	23.0	—	23.0	23.3	—	23.3
Asia Pacific	14.8	—	14.8	15.8	—	15.8

	156.1	—	156.1	164.2	—	164.2

	2014			2013
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
Sales
North America	3,915	—	3,915	4,262	—	4,262
Europe	—	4,935	4,935	—	5,074	5,074
Western Europe	3,644	(3,644)	—	3,669	(3,669)	—
Africa	—	1,846	1,846	—	2,014	2,014
Africa, Eastern Europe and Turkey	3,137	(3,137)	—	3,419	(3,419)	—
Latin America and Caribbean	1,404	—	1,404	1,741	—	1,741
Asia Pacific	1,801	—	1,801	2,109	—	2,109
Corporate	79	—	79	76	—	76

	13,980	—	13,980	15,276	—	15,276

	2014			2013
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
Net sales
North America	3,444	—	3,444	3,723	—	3,723
Europe	—	2,814	2,814	—	2,915	2,915
Western Europe	2,169	(2,169)	—	2,203	(2,203)	—
Africa	—	1,430	1,430	—	1,564	1,564
Africa, Eastern Europe and Turkey	2,075	(2,075)	—	2,276	(2,276)	—
Latin America and Caribbean	1,144	—	1,144	1,453	—	1,453
Asia Pacific	1,347	—	1,347	1,572	—	1,572
Corporate	79	—	79	76	—	76

	10,258	—	10,258	11,303	—	11,303

Business review (continued)

	2014			2013
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
Marketing
North America	540	—	540	581	—	581
Europe	—	413	413	—	431	431
Western Europe	323	(323)	—	328	(328)	—
Africa	—	152	152	—	162	162
Africa, Eastern Europe and Turkey	242	(242)	—	265	(265)	—
Latin America and Caribbean	203	—	203	233	—	233
Asia Pacific	305	—	305	356	—	356
Corporate	7	—	7	6	—	6

	1,620	—	1,620	1,769	—	1,769

	2014			2013
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
Operating profit before exceptional items
North America	1,460	—	1,460	1,478	—	1,478
Europe	—	853	853	—	903	903
Western Europe	639	(639)	—	650	(650)	—
Africa	—	340	340	—	400	400
Africa, Eastern Europe and Turkey	554	(554)	—	653	(653)	—
Latin America and Caribbean	328	—	328	468	—	468
Asia Pacific	283	—	283	381	—	381
Corporate	(130)	—	(130)	(151)	—	(151)

	3,134	—	3,134	3,479	—	3,479

Earnings per share before exceptional items

Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the year ended 30 June 2015 and 30 June 2014 are set out in the table below.

	2015 £ million	2014 £ million
Profit attributable to equity shareholders of the parent company	2,381	2,248
Exceptional operating items attributable to equity shareholders of the parent company	268	261
Non-operating items	(373)	(140)
Tax in respect of exceptional operating and non-operating items	(51)	(58)
Discontinued operations	—	83

	2,225	2,394

Weighted average number of shares in issue (million)	2,505	2,506

Earnings per share before exceptional items (pence)	88.8	95.5

Business review (continued)

Free cash flow

Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for loans receivable and other investments and the net cash cost paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.

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

Free cash flow reconciliations for the years ended 30 June 2015 and 30 June 2014 are set out in the below table.

	2015 £ million	2014 £ million
Net cash from operating activities	2,551	1,790
Disposal of property, plant and equipment and computer software	52	80
Purchase of property, plant and equipment and computer software	(638)	(642)
Movements in loans and other investments	(2)	7

Free cash flow	1,963	1,235

Return on average total invested capital

Return on average total invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items attributable to the equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the year. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding post employment benefit net liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Business review (continued)

Calculations for the return on average total invested capital for the years ended 30 June 2015 and 30 June 2014 are set out in the table below.

	2015 £ million	2014 (restated)(i) £ million
Operating profit	2,797	2,707
Exceptional operating items	269	427
Profit for the year attributable to non-controlling interests	(87)	(58)
Share of after tax results of associates and joint ventures	175	252
Tax at the tax rate before exceptional items of 18.3% (2014 – 18.2%)	(577)	(606)

	2,577	2,722

Average net assets (excluding net post employment liabilities)	8,910	8,300
Average non-controlling interests	(1,240)	(924)
Average net borrowings	9,682	8,783
Average integration and restructuring costs (net of tax)	1,604	1,498
Goodwill at 1 July 2004	1,562	1,562
Adjustment in respect of acquisition of USL(ii)	493	114

Average total invested capital	21,011	19,333

Return on average total invested capital	12.3%	14.1%

(i)	The group has revised the calculation of ROIC by excluding the net assets and net profit attributable to non-controlling interests. Before this adjustment, in the year ended 30 June 2014 the ROIC was reported as 13.7%.
(ii)	For the years ended 30 June 2014 and 30 June 2015 average net assets were adjusted for the inclusion of USL as though it was owned throughout the year as it became an associate on 4 July 2013 and a subsidiary on 2 July 2014.

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

The tax rates from continuing operations before exceptional and after exceptional items for the years ended 30 June 2015 and 30 June 2014 are set out in the table below.

	2015 £ million	2014 £ million
Tax before exceptional items (a)	517	546
Tax in respect of exceptional items	(51)	(99)

Taxation on profit from continuing operations (b)	466	447

Profit from continuing operations before taxation and exceptional items (c)	2,829	2,998
Non-operating items	373	140
Exceptional operating items	(269)	(427)

Profit before taxation (d)	2,933	2,711

Tax rate before exceptional items (a/c)	18.3%	18.2%

Tax rate from continuing operations after exceptional items (b/d)	15.9%	16.5%

Business review (continued)

Other definitions

Volume share is a brand’s retail volume expressed as a percentage of the retail volume of all brands in its segment.

Value share is a brand’s retail sales expressed as a percentage of the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share.

Depletion is the estimated volume of the first onward sales from our direct customers, measured on an equivalent basis.

Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/ markets or as price changes are implemented.

References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, John Walker & Sons Collection, Johnnie Walker The Gold Route, Johnnie Walker The Royal Route, and other Johnnie Walker super premium brands; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray Malacca; Cîroc, Ketel One vodka; Don Julio, Zacapa, Bundaberg SDlx, Shui Jing Fang, Haig Club whisky and DeLeón Tequila.

References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits excluding ready to drink include, but are not limited to, Bell’s, Buchanan’s, Bundaberg, Bulleit, Cacique, Crown Royal, Don Julio, JeB, Old Parr, Yenì Raki, Ketel One vodka, scotch malts, White Horse, Windsor and Ypióca.

References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

References to beer include non-alcoholic products such as Guinness Malta and Orijin, a flavoured mixed drink.

Business review (continued)

Reconciliations of non-GAAP measures to GAAP measures — 2014 compared with 2013

Organic movements

Organic movement calculations for the year ended 30 June 2014 were as follows:

	North America million	Europe million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2013 reported (restated)	53.6	45.4	26.1	23.3	15.8	—	164.2
Disposals(ii)	(4.3)	(0.5)	(0.1)	(0.2)	(0.2)	—	(5.3)

2013 adjusted	49.3	44.9	26.0	23.1	15.6	—	158.9
Acquisitions and disposals(ii)	0.7	0.1	—	0.1	—	—	0.9
Organic movement	(0.7)	(0.4)	(1.6)	(0.2)	(0.8)	—	(3.7)

2014 reported	49.3	44.6	24.4	23.0	14.8	—	156.1

Organic movement %	(1)	(1)	(6)	(1)	(5)	n/a	(2)

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2013 reported (restated)	4,262	5,074	2,014	1,741	2,109	76	15,276
Exchange(i)	(176)	(178)	(172)	(389)	(167)	—	(1,082)
Disposals(ii)	(336)	(68)	(4)	(11)	(11)	—	(430)

2013 adjusted	3,750	4,828	1,838	1,341	1,931	76	13,764
Acquisitions and disposals(ii)	52	9	—	1	—	—	62
Organic movement	113	98	8	62	(130)	3	154

2014 reported	3,915	4,935	1,846	1,404	1,801	79	13,980

Organic movement %	3	2	—	5	(7)	4	1

Net sales
2013 reported (restated)	3,723	2,915	1,564	1,453	1,572	76	11,303
Exchange(i)	(156)	(77)	(124)	(328)	(112)	—	(797)
Disposals(ii)	(272)	(48)	(3)	(9)	(7)	—	(339)

2013 adjusted	3,295	2,790	1,437	1,116	1,453	76	10,167
Acquisitions and disposals(ii)	41	7	—	1	—	—	49
Organic movement	108	17	(7)	27	(106)	3	42

2014 reported	3,444	2,814	1,430	1,144	1,347	79	10,258

Organic movement %	3	1	—	2	(7)	4	—

Business review (continued)

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Marketing
2013 reported (restated)	581	431	162	233	356	6	1,769
Exchange(i)	(27)	(10)	(14)	(30)	(27)	—	(108)
Disposals(ii)	(27)	(5)	—	(2)	—	—	(34)

2013 adjusted	527	416	148	201	329	6	1,627
Acquisitions and disposals(ii)	3	—	—	—	—	—	3
Organic movement	10	(3)	4	2	(24)	1	(10)

2014 reported	540	413	152	203	305	7	1,620

Organic movement %	2	(1)	3	1	(7)	17	(1)

Operating profit before exceptional items
2013 reported (restated)	1,478	903	400	468	381	(151)	3,479
Exchange(i)	(54)	(49)	(51)	(151)	(35)	4	(336)
Acquisitions and disposals(ii)	(59)	(6)	(1)	2	(1)	—	(65)

2013 adjusted	1,365	848	348	319	345	(147)	3,078
Acquisitions and disposals(ii)	(12)	(3)	—	—	(18)	(2)	(35)
Organic movement	107	8	(8)	9	(44)	19	91

2014 reported	1,460	853	340	328	283	(130)	3,134

Organic movement %	8	1	(2)	3	(13)	13	3

Organic operating margin %
2014	43.26%	30.50%	23.78%	28.70%	22.35%	n/a	31.04%
2013	41.43%	30.39%	24.22%	28.58%	23.74%	n/a	30.27%

Margin improvement (bps)	183	11	(44)	11	(140)	n/a	77

(1)	For the reconciliation of sales to net sales and operating profit before exceptional items to operating profit see page 79 and page 191.
(2)	Percentages and margin improvement are calculated on rounded figures.

Notes: Information relating to the organic movement calculations

(i)	The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of the Venezuelan bolivar, the US dollar, the Turkish lira and the South African rand.
(ii)	In the year ended 30 June 2014 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

Business review (continued)

	Volume equ. units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
Year ended 30 June 2013
Acquisitions	—	—	—	—	4
Transaction costs	—	—	—	—	4

Integration costs	—	—	—	—	8

Disposals
Jose Cuervo	(4.7)	(379)	(295)	(29)	(72)
Nuvo	(0.2)	(14)	(13)	(5)	3
Other disposals	(0.4)	(37)	(31)	—	(4)

	(5.3)	(430)	(339)	(34)	(73)

Acquisitions and disposals	(5.3)	(430)	(339)	(34)	(65)

Year ended 30 June 2014
Acquisitions
DeLeón	—	—	—	3	(3)
Transaction costs	—	—	—	—	(13)
Integration costs	—	—	—	—	(12)

	—	—	—	3	(28)

Disposals
Jose Cuervo	0.7	53	42	—	(9)
Other disposals	0.2	9	7	—	2

	0.9	62	49	—	(7)

Acquisitions and disposals	0.9	62	49	3	(35)

Earnings per share before exceptional items

Earnings per share before exceptional items for the years ended 30 June 2014 and 30 June 2013 were as follows:

	2014 £ million	2013 £ million
Profit attributable to equity shareholders of the parent company	2,248	2,452
Exceptional operating items	261	99
Non-operating items	(140)	83
Tax in respect of exceptional operating and non-operating items	(58)	(55)
Discontinued operations	83	—

	2,394	2,579

Weighted average number of shares in issue (million)	2,506	2,502

Earnings per share before exceptional items (pence)	95.5	103.1

Business review (continued)

Free cash flow

Free cash flow reconciliation for the years ended 30 June 2014 and 30 June 2013 were as follows:

	2014 £ million	2013 £ million
Net cash from operating activities	1,790	2,033
Disposal of property, plant and equipment and computer software	80	39
Purchase of property, plant and equipment and computer software	(642)	(636)
Movements in loans and other investments	7	16

Free cash flow	1,235	1,452

Return on average total invested capital

Calculations for the return on average total invested capital for the years ended 30 June 2014 and 30 June 2013 were as follows:

	2014 (restated) (i) £ million	2013 (restated) (i) £ million
Operating profit	2,707	3,380
Exceptional operating items	427	99
Profit for the year attributable to non-controlling interests	(58)	(98)
Share of after tax results of associates and joint ventures	252	217
Tax at the tax rate before exceptional items of 18.2% (2013 — 17.4%)	(606)	(626)

	2,722	2,972

Average net assets (excluding post employment liabilities)	8,300	8,183
Average non-controlling interests	(924)	(1,120)
Average net borrowings	8,783	7,956
Average integration and restructuring costs (net of tax)	1,498	1,413
Goodwill at 1 July 2004	1,562	1,562
Adjusted in respect of acquisition of USL (ii)	114	—

Average total invested capital	19,333	17,994

Return on average total invested capital	14.1%	16.5%

(i)	The group has revised the calculation of ROIC by excluding the net assets and net profit attributable to non-controlling interests. Before this adjustment, in the years ended 30 June 2014 and 30 June 2013 the ROIC was reported as 13.7%, and 16%, respectively.
(ii)	For the year ended 30 June 2014 average net assets were adjusted for the inclusion of USL as though it was owned throughout the year as it became an associate on 4 July 2013.

Tax rate before exceptional items

The tax rates from continuing operations before and after exceptional items for the years ended 30 June 2014 and 30 June 2013 were calculated as follows:

	2014 £ million	2013 £ million
Tax before exceptional items	546	562
Tax in respect of exceptional items	(99)	(55)

Taxation on profit from continuing operations	447	507

Profit from continuing operations before taxation and exceptional items	2,998	3,239
Exceptional non-operating items	140	(83)
Exceptional operating items	(427)	(99)

Profit before taxation	2,711	3,057

Tax rate before exceptional items	18.2%	17.4%
Tax rate from continuing operation after exceptional items	16.5%	16.6%

Business review (continued)

Organic movement calculations for the year ended 30 June 2013

Organic movement calculations for net sales, operating profit before exceptional items and operating margin for the group for the year ended 30 June 2013 were as follows:

£ million
Net sales
2012 reported	10,639
Exchange	(60)
Disposals	(355)

2012 adjusted	10,224
Acquisitions and disposals	569
Organic movement	510

2013 reported	11,303

Organic movement %	5

Operating profit before exceptional items
2012 reported	3,148
Exchange	(4)
Acquisitions and disposals	(18)

2012 adjusted	3,126
Acquisitions and disposals	113
Organic movement	240

2013 reported	3,479

Organic movement %	8

Organic operating margin %
2013	31.36%
2012	30.58%

Margin improvement (bps)	78

Governance

BOARD OF DIRECTORS AND COMPANY SECRETARY

DR FRANZ B HUMER (69)

Chairman, Non-Executive Director (3)*

Nationality: Swiss/Austrian

Appointed Chairman July 2008 (Appointed Non-Executive Director April 2005)

Current external appointments: Non-Executive Director, CitiGroup Inc. and Chugai Pharmaceutical Co., Ltd

Previous relevant experience: Chairman, INSEAD Board of Directors; Chairman, F. Hoffman-La Roche Ltd; Chief Operating Director, Glaxo Holdings plc

IVAN MENEZES (56)

Chief Executive, Executive Director (2)*

Nationality: American/British

Appointed Chief Executive July 2013 (Appointed Executive Director July 2012)

Current external appointments: Member of the Council, Scotch Whisky Association; Non-Executive Director, Coach Inc; Member of the Global Advisory Board, Kellogg School of Management, Northwestern University

Previous Diageo roles: Chief Operating Officer; President, North America; Chairman, Diageo Asia Pacific; Chairman, Diageo Latin America and Caribbean; senior management positions, Guinness and then Diageo

Previous relevant experience: marketing and strategy roles, Nestlé, Booz Allen Hamilton Inc. and Whirlpool

DEIRDRE MAHLAN (53)

Chief Financial Officer, Executive Director (2)

Nationality: American

Appointed Chief Financial Officer and Executive Director October 2010. She will become the next President, Diageo North America

Current external appointments: Non-Executive Director, Experian plc; Member, Main Committee of the 100 Group of Finance Directors

Previous Diageo roles: Deputy Chief Financial Officer; Head of Tax and Treasury

Previous relevant experience: senior finance positions, Joseph E. Seagram & Sons, Inc.; Senior manager, PricewaterhouseCoopers

LORD DAVIES OF ABERSOCH (62)

Senior Non-Executive Director (1),(3),(4)*

Nationality: British

Appointed Senior Non-Executive Director and Chairman of the Remuneration Committee October 2011 (Appointed Non-Executive Director September 2010)

Current external appointments: Partner and Chairman, Corsair Capital LLC; Chairman, Jack Wills, Chime Communications PLC; Chair of Trustees, Royal Academy of Arts; Vice Chairman, LetterOne Holdings S.A

Previous relevant experience: Minister for Trade, Investment and Small Business for the UK Government; Group Chief Executive, Standard Chartered PLC

PEGGY B BRUZELIUS (65)

Non-Executive Director (1),(3),(4)

Nationality: Swedish

Appointed Non-Executive Director April 2009

Current external appointments: Chairman, Lancelot Asset Management; Non-Executive Director, Akzo Nobel NV, Axfood AB, Lundin Petroleum AB and Skandia Liv AB

Previous relevant experience: Non-Executive Director, Husgvarna AB, Syngenta AG, Scania AB; Managing Director, ABB Financial Services AB; Vice Chairman, Electrolux AB; Executive Vice President, Skandinaviska Enskilda Banken AB

Governance (continued)

LAURENCE M DANON (59)

Non-Executive Director (1),(3),(4)

Nationality: French

Appointed Non-Executive Director January 2006. She will retire from the Diageo Board at the 2015 AGM

Current external appointments: Senior Advisor, Natixis Partners; Non-Executive Director, TF1

Previous relevant experience: Chairman, Leonardo & Co. SAS; Non-Executive Director, Experian Group Limited, Groupe BPCE, Lafuma SA, Plastic Omnium SA and Rhodia SA; served with the French Ministry for Industry and Energy; senior managements posts, Total Fina Elf; Chairman and Chief Executive Officer, France Printemps; Chairman, Executive Board of Edmond de Rothschild Corporate Finance

HO KWONPING (62)

Non-Executive Director (1),(3),(4)

Nationality: Singaporean

Appointed Non-Executive Director October 2012

Current external appointments: Executive Chairman and Founder, Banyan Tree Holdings Limited; Chairman, Laguna Resorts & Hotels Public Company Limited, Thai Wah Food Products Public Company Limited and Singapore Management University; Member, International Council and East Asia Council of INSEAD and Global Advisory Board of Moelis & Company; Governor, London Business School; Chairman of School Advisory Committee, School of Hotel and Tourism Management of the Hong Kong Polytechnic University

Previous relevant experience: Chairman, MediaCorp Pte. Ltd, Non-Executive Director, Singapore Airlines Limited, Standard Chartered PLC and Singapore Power Limited

BETSY D HOLDEN (59)

Non-Executive Director (1),(3),(4)

Nationality: American

Appointed Non-Executive Director September 2009

Current external appointments: Senior Advisor, McKinsey & Company; Non-Executive Director, Time Inc and Western Union Company; Member of the Board of Trustees, Duke University; Member of the Executive Committee, Kellogg School of Management Global Advisory Board

Previous relevant experience: Non-Executive Director, Catamaran Corporation, Tribune Company and MediaBank LLC; President, Global Marketing and Category Development and Co-Chief Executive Officer, Kraft Foods, Inc; Member of the North American Advisory Board, Schneider Electric

NICOLA S MENDELSOHN (43)

Non-Executive Director (1),(3),(4)

Nationality: British

Appointed Non-Executive Director September 2014

Current external appointments: Vice president, Facebook EMEA; Director, Women’s Prize for Fiction; Co-Chair, Creative Industries Council

Previous relevant experience: Executive Chairman, Karmarama; Deputy Chairman, Grey London; Board Director, BBH and Fragrance Foundation; President, Institute of Practitioners in Advertising; Board Member, CEW; Trustee, White Ribbon Alliance; Chair of the Corporate Board, Women’s Aid

PHILIP G SCOTT (61)

Non-Executive Director (1)*,(3),(4)

Nationality: British

Appointed Non-Executive Director and Chairman of the Audit Committee October 2007

Previous relevant experience: Non-Executive Director, Royal Bank of Scotland Group plc; President, Institute and Faculty of Actuaries; Chief Financial Officer, Aviva plc

Governance (continued)

ALAN JH STEWART (55)

Non-Executive Director (1),(3),(4)

Nationality: British

Appointed Non-Executive Director September 2014

Current external appointments: Chief Financial Officer, Tesco plc

Previous relevant experience: Chief Financial Officer, Marks & Spencer and AWAS; Non-Executive Director, Games Workshop plc; Group Finance Director, WH Smith plc; Chief Executive, Thomas Cook UK

PAUL D TUNNACLIFFE (53)

Company Secretary

Nationality: British

Appointed Company Secretary January 2008

Previous relevant experience: Company Secretary, Hanson PLC

Emma Walmsley has been appointed as a Non-Executive Director with effect from 1 January 2016. She will seek election at the 2016 AGM.

Key to committees

(1) Audit

(2) Executive (comprising senior management)

(3) Nomination

(4) Remuneration

* Chairman of committee

Governance (continued)

EXECUTIVE COMMITTEE

NICK BLAZQUEZ (54)

President, Diageo Africa and Asia Pacific

Nationality: British

Appointed President, Diageo Africa & Asia Pacific September 2014

Previous Diageo roles: President, Diageo Africa, Eurasia and Pacific; President, Africa, Turkey, Russia, Central & Eastern Europe, Global Sales; President, Africa; Managing Director, Diageo Africa and Diageo Asia Key Markets

Previous relevant experience: managerial positions, United Distillers

DAVID CUTTER (47)

President, Global Supply and Procurement

Nationality: Australian

Appointed President, Global Supply and Procurement July 2014

Previous Diageo roles: Supply Director, International Supply Centre; President, Supply Americas; Supply Director, Asia Pacific

Previous relevant experience: leadership roles, Frito-Lay and SC Johnson

Current external appointments: Member of the Council, Scotch Whisky Association

SAM FISCHER (47)

President, Diageo Greater China and Asia

Nationality: Australian

Appointed President, Diageo Greater China and Asia September 2014

Previous Diageo roles: Managing Director, Diageo Greater China; Managing Director of South East Asia, Diageo Asia Pacific; General Manager, Diageo IndoChina and Vietnam

Previous relevant experience: Senior management roles across Central Europe and Indochina, Colgate Palmolive

ALBERTO GAVAZZI (49)

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

JOHN KENNEDY (50)

President, Diageo Europe, Russia and Turkey

Nationality: American

Appointed President, Diageo Europe, Russia and Turkey July 2015

Previous Diageo roles: President, Europe; President, Western Europe; Chief Operating Officer, Western Europe; Marketing Director, Australia; General Manager for Innovation, North America; President and Chief Executive Officer, Diageo Canada; Managing Director, Diageo Ireland

Previous relevant experience: brand management roles, GlaxoSmithKline and Quaker Oats

ANAND KRIPALU (56)

CEO, United Spirits Limited

Nationality: Indian

Appointed CEO, United Spirits Limited September 2014

Previous Diageo roles: CEO-designate, United Spirits Limited

Previous relevant experience: various management roles, Mondelēz International, Cadbury and Unilever

Current external appointments: Non-Executive Director, Marico

Governance (continued)

CHARLOTTE LAMBKIN (43)

Corporate Relations Director

Nationality: British

Appointed Corporate Relations Director January 2014

Previous relevant experience: Group Communications Director, BAE Systems; Director, Bell Pottinger Corporate & Financial

ANNA MANZ (42)

Group Strategy Director

Nationality: British

Appointed Group Strategy Director July 2013

Previous Diageo roles: Regional Finance Director, Diageo Asia Pacific; Group Treasurer; Finance Director, Global Marketing, Sales and Innovation; Finance Director Ireland; Vice President Finance, Diageo North America

Previous relevant experience: Unilever PLC and ICI PLC

SIOBHAN MORIARTY (53)

General Counsel

Nationality: Irish

Appointed General Counsel July 2013

Previous Diageo roles: General Counsel Designate; Corporate M&A Counsel; Regional Counsel Ireland; General Counsel Europe

Previous relevant experience: various positions in law firm private practice, Dublin and London

JOHN O’KEEFFE (43)

President, Diageo Africa

Nationality: Irish

Appointed President, Diageo Africa July 2015

Previous Diageo roles: CEO and Managing Director, Guinness Nigeria; Global Head of Innovation and Beer and Baileys; various management and marketing positions, Diageo

SYL SALLER (58)

Chief Marketing Officer

Nationality: American/British

Appointed Chief Marketing Officer July 2013

Previous Diageo roles: Global Innovation Director; Marketing Director, Diageo Great Britain

Previous relevant experience: brand management and marketing roles, Allied Domecq PLC, Gillette Company and Holson Burnes Group, Inc; Non-Executive Director, Dominos Pizza Group plc

LARRY SCHWARTZ (62)

President, Diageo North America

Nationality: American

Appointed President, Diageo North America March 2012. He will retire from Diageo at the end of the calendar year

Previous Diageo roles: President, Diageo USA; President, Joseph E. Seagram & Sons

Previous relevant experience: senior management positions, Joseph E. Seagram & Sons

LEANNE WOOD (42)

Human Resources Director

Nationality: British

Appointed Human Resources Director July 2013

Previous Diageo roles: Global Talent and Organisational Effectiveness Director; Human Resources Director, Africa; Human Resources Director, Ireland; Human Resources Director, Asia Venture Markets

Previous relevant experience: strategy and finance positions, Allied Domecq PLC and LEK Consulting

Andy Fennell, formerly President Diageo Africa, ceased to be an Executive Committee member on 30 June 2015. Gilbert Ghostine, formerly President Diageo India and Greater China and Chief Development Officer, ceased to be an Executive Committee member on 30 September 2014.

Governance (continued)

CORPORATE GOVERNANCE REPORT

Letter from the Chairman of the Board of Directors and the Company Secretary

Dear Shareholder

On behalf of the Board, we are pleased to present the corporate governance report for the year ended 30 June 2015.

The purpose of this report is to explain how Diageo is directed and controlled by your Board and to summarise the corporate governance activity that has taken place during the year.

In addition to its overall responsibility for corporate governance, the Board’s duties include setting the company’s strategy and values and overseeing and supporting management in their day to day running of the business. We continue to believe that your Board demonstrates the appropriate behaviours and has the diversity, skills, independence and knowledge of the business to enable it to successfully discharge its duties.

The principal corporate governance rules applying to Diageo (as a UK company listed on the London Stock Exchange (LSE)) for the year ended 30 June 2015 are contained in The UK Corporate Governance Code as updated and published by the Financial Reporting Council (FRC) in September 2012 (the Code) and the UK Financial Conduct Authority (FCA) Listing Rules, which require us to describe, in our Annual Report, our corporate governance from two points of view: the first dealing generally with our application of the Code’s main principles and the second dealing specifically with non-compliance with any of the Code’s provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice.

Throughout the year, Diageo has complied with all relevant provisions set out in the Code, which is publicly available under the heading ‘Corporate Governance’ at the website of the FRC, www.frc.org.uk.

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

Dr Franz B Humer

Chairman

Paul D Tunnacliffe

Company Secretary

Governance (continued)

BOARD OF DIRECTORS

Membership of the Board and Board Committees

The Chairman, Senior Non-Executive Director and other members of the Board, Audit Committee, Nomination Committee and Remuneration Committee are as set out in this Annual Report in the biographies of Directors and members of the Executive Committee.

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

A summary of the terms and conditions of appointment of the Non-Executive Directors is available at
www.diageo.com/en-row/ ourbusiness/aboutus/corporategovernance.

Activities and duties of the Board

The Board manages overall control of the company’s affairs with reference to the formal schedule of matters reserved for the Board for decision. The schedule was last reviewed in July 2015 and is available at
www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

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

Induction, training and business engagement

There is a formal induction programme for new Directors, which was followed during the year for Nicola Mendelsohn and Alan Stewart. This included meeting with Executive Committee members and other senior executives individually and visiting the Supply operations in Scotland and the customer collaboration centre in the UK.

Following the initial induction for Non-Executive Directors, a continuing understanding of the business is developed through appropriate business engagements. Visits to customers, engagements with employees, and brand events were arranged during the year.

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

Governance (continued)

Performance evaluation

As reported last year, an externally facilitated evaluation of the Board’s effectiveness, including the effectiveness of the Audit, the Remuneration and the Nomination Committees, continued into the subsequent financial year. The external facilitator, Wickland Westcott, has no other connection with the company.

A report was prepared and presented, with the conclusion that the Board and its Committees continued to operate effectively, meeting the requirements and spirit of the Code. The climate within the Board, its capability and the diversity of Board members, were seen as significant factors which contributed to the Board’s effectiveness during the year.

There were, nevertheless, areas identified as being of a particular focus: the relationship between the Board and the new executive team, with an aim for the Board to continue to support and mentor the team; ensuring sufficient time was allocated to undertake scenario planning, to generate insight and advantage; the understanding of and the deepening of the Board’s relationships with the Company’s shareholders; and on emerging market volatility, particularly the markets where there is the potential of significant external volatility or risks.

Without being complacent, the Board was considered to be in good shape to deal with these and support management in its aspirations to deliver the Performance Ambition.

A similar, internal, exercise building on this evaluation and covering the evaluation of the Board and its Committees started during the year and has continued into the subsequent financial year. A report will be prepared for the Board for consideration at its next meeting. The results of the evaluation will be reported in next year’s report.

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

Activities of the Nomination Committee

The principal activities of the Nomination Committee during the year were: the consideration of potential new Non-Executive Directors, in light of the review of the structure and composition of the Board; the review of individual Director performance; a review of the Executive Committee membership and succession planning for it and for senior leadership positions, in addition to a review of diversity within the group.

In respect of the appointment of Emma Walmsley the recruitment process included the development of a candidate profile and the engagement of a professional search agency (which has no other connection with the Company) specialising in the recruitment of high calibre Non-Executive Directors. Reports on potential appointees were provided to the committee, which, after careful consideration, made a recommendation to the Board.

Diversity

Diageo supports diversity within its Board of Directors, including gender diversity. Further information is given in the section of this Annual Report on sustainability & responsibility, our people.

Governance (continued)

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

It consists of the individuals responsible for the key components of the business: North America, Europe, Africa, Latin America and Caribbean, Asia Pacific, International Supply Centre and the global functions.

The Executive Committee focuses its time and agenda to align with the Performance Ambition and how to achieve the performance imperatives. Performance metrics have been developed to measure progress and a further designated focus is on the company’s reputation. In support, monthly performance delivery calls, involving the senior leadership group, focus on progress against the six performance drivers.

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

Filings Assurance Committee

The Filings Assurance Committee of the company, which is chaired by the Chief Financial Officer and includes the Chief Executive, is responsible for implementing and monitoring the processes which are designed to ensure that the company complies with relevant UK, US and other regulatory reporting and filing provisions, including those imposed by the U.S. Sarbanes-Oxley Act of 2002 or derived from it. As at the end of the period covered by the Form 20-F for the year ended 30 June 2015, the Filings Assurance Committee of the company, with the participation of the Chief Executive and the Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures. These are defined as those controls and procedures that are designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports of the company is accumulated and communicated to management, including the Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As of the date of the evaluation, the Chief Executive and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to the management of the company, including the company’s Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Governance (continued)

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

Compliance and ethics programme

Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. We hold ourselves to the principles in our Code of Business Conduct, which is embedded through a comprehensive training and education programme for all employees. Our Code of Business Conduct, which was reviewed and updated during the year in preparation for launch in the next financial year, and other Diageo global policies are available at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

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

Governance (continued)

Political donations

The group has not given any money for political purposes in the United Kingdom and made no donations to EU political organisations and incurred no EU political expenditure during the year. The group made contributions to non-EU political parties totalling £0.5 million during the year (2014 – £0.4 million).

These contributions were made, almost exclusively, to federal and state candidates and committees in North America (consistent with applicable laws), where it is common practice to make political contributions. No particular political persuasion was supported and contributions were made with the aim of promoting a better understanding of the group and its views on commercial matters, as well as a generally improved business environment.

Going concern

The Directors confirm that, after making appropriate enquiries, they have reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements. Further information on going concern is given in this Annual Report under note 1 Accounting information and policies – going concern.

Management’s report on internal control over financial reporting

Management, under the supervision of the Chief Executive and Chief Financial Officer, is responsible for establishing and maintaining adequate control over the group’s financial reporting.

Diageo’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the EU and IFRS as issued by the International Accounting Standards Board (IASB); provide reasonable assurance that receipts and expenditures are made only in accordance with authorisation of management and the directors of the company; and provide reasonable assurance regarding prevention or timely detection of any unauthorised acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Management has assessed the effectiveness of Diageo’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the US Securities Exchange Act of 1934) based on the framework in ‘Internal Control – Integrated Framework’, issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in 2013. Based on this assessment, management concluded that, as at 30 June 2015, internal control over financial reporting was effective.

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

During the period covered by this report, there were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of internal control over financial reporting. KPMG LLP, an independent registered public accounting firm, who also audit the group’s consolidated financial statements, has audited the effectiveness of the group’s internal control over financial reporting, and has issued an unqualified report thereon, which is included on page 247 of this document.

Directors’ responsibilities in respect of the Annual Report and financial statements

The Directors are responsible for preparing the Annual Report, the information filed with the SEC on Form 20-F and the group and parent company financial statements in accordance with applicable law and regulations.

Governance (continued)

Responsibility statement

Each of the Directors, whose names are set out in the Board of Directors and Executive Committee section of this Annual Report, confirms that to the best of his or her knowledge:

•	the Annual Report for the year ended 30 June 2015, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the group’s performance, business model and strategy;

•	the consolidated financial statements contained in the Annual Report for the year ended 30 June 2015, which have been prepared in accordance with IFRS as issued by the IASB and as adopted for use in the EU, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

•	the management report represented by the Directors’ report contained in the Annual Report for the year ended 30 June 2015 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.

The responsibility statement was approved by the Board of Directors on 29 July 2015.

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

•	Basis of regulation: UK listed companies are required to include in their annual report a narrative statement of (i) how they have applied the principles of the Code and (ii) whether or not they have complied with the best practice provisions of the Code. NYSE listed companies must adopt and disclose their corporate governance guidelines. Diageo complied throughout the year with the best practice provisions of the Code.

•	Director independence: the Code requires at least half the Board (excluding the Chairman) to be independent Non-Executive Directors, as determined by affirmatively concluding that a Director is independent in character and judgement and determining whether there are relationships and cicumstances which are likely to affect, or could appear to affect, the Director’s judgement. The Code requires the Board to state its reasons if it determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination. NYSE rules require a majority of independent directors, according to the NYSE’s own ‘brightline’ tests and an affirmative determination by the Board that the Director has no material relationship with the listed company. Diageo’s Board has determined that, in its judgement and without taking into account the NYSE brightline tests, all of the Non-Executive Directors (excluding the Chairman) are independent. As such, currently eight of Diageo’s eleven directors are independent.

•	Chairman and Chief Executive: the Code requires these roles to be separate. There is no corresponding requirement for US companies. Diageo has a separate chairman and chief executive.

•	Non-Executive Director meetings: NYSE rules require Non-Management Directors to meet regularly without management and independent directors to meet separately at least once a year. The Code requires Non-Executive Directors to meet without the Chairman present at least annually to appraise the Chairman’s performance. During the year, Diageo’s Chairman and Non-Executive Directors met six times as a group without Executive Directors being present, and the independent Directors met once without the Chairman.

Governance (continued)

•	Board committees: Diageo has a number of Board committees that are similar in purpose and constitution to those required by NYSE rules. Diageo’s Audit, Remuneration and Nomination Committees consist entirely of independent Non-Executive Directors (save that the chairman of the Nomination Committee, Dr Humer, is not independent). Under NYSE standards, companies are required to have a nominating/corporate governance committee, which develops and recommends a set of corporate governance principles and is composed entirely of independent directors. The terms of reference for Diageo’s Nomination Committee, which comply with the Code, do not contain such a requirement. In accordance with the requirements of the Code, Diageo discloses in its Annual Report the results and means of evaluation of the Board, its Committees and the Directors, and it provides extensive information regarding the Directors’ compensation in the Directors’ remuneration report.

•	Code of ethics: NYSE rules require a Code of Business Conduct and ethics to be adopted for directors, officers and employees and disclosure of any waivers for executive directors or officers. Diageo has adopted a code of business conduct for all directors, officers and employees, as well as a code of ethics for Senior Officers in accordance with the requirements of SOX. Currently, no waivers have been granted to directors or executive officers.

•	Compliance certification: NYSE rules require chief executives to certify to the NYSE their awareness of any NYSE corporate governance violations. Diageo is exempt from this as a foreign private issuer but is required to notify the NYSE if any executive officer becomes aware of any non-compliance with NYSE corporate governance standards. No such notification was necessary during the period covered by this report.

Directors’ attendance record at the AGM, scheduled Board meetings and Board committee meetings, for the year ended 30 June 2015 was as set out in the table below. For Board and Board committee meetings, attendance is expressed as the number of meetings attended out of the number that each Director was eligible to attend.

	Annual General Meeting 2014	Board (maximum 6)(iii)	Audit Committee (maximum 4)		Nomination Committee (maximum 3)		Remuneration Committee (maximum 6)
Dr Franz B Humer	✓	6/6	4/4	(i)	3/3		6/6(i)
Ivan Menezes	✓	6/6	2/2	(ii)	3/3	(i)	6/6(ii)
Deirdre Mahlan	✓	6/6	4/4	(i)	n/a		1/1(ii)
Lord Davies	✓	6/6	4/4		3/3		6/6
Peggy Bruzelius	✓	5/6	3/4		3/3		5/6
Laurence Danon	✓	6/6	4/4		3/3		6/6
Betsy Holden	✓	6/6	4/4		3/3		6/6
Ho KwonPing	✓	6/6	4/4		3/3		5/6
Nicola Mendelsohn	×	4/5	3/3		1/2		4/5
Philip Scott	✓	6/6	4/4		3/3		6/6
Alan Stewart	✓	4/5	2/3		2/2		4/5

(i)	Attended by invitation.
(ii)	Attended by invitation, for part only.
(iii)	Two non-scheduled Board calls were held during the year, in relation to financial matters.
Where Non-Executive Directors were unable to attend a meeting they gave their views to the Chairman of the respective meetings ahead of the meetings being held. Nicola Mendelsohn was unable to attend the 2014 AGM as a result of another engagement which was arranged prior to her appointment.

Sub-Committee meetings of the Audit Committee were also held involving P G Scott, P B Bruzelius and A JH Stewart.

Governance (continued)

REPORT OF THE AUDIT COMMITTEE

Letter from the Chairman of the Audit Committee

Dear Shareholder

On behalf of the Audit Committee, I am pleased to present its report for the year ended 30 June 2015.

The purpose of this report is to describe how the Committee has carried out its responsibilities during the year.

In overview, the role of the Audit Committee is to monitor and review: the integrity of the company’s financial statements; internal control and risk management; audit and risk programmes; business conduct and ethics; ‘whistleblowing’; and the appointment of the external auditor.

A key project undertaken by the Committee during the year was the tender for the external audit, as flagged in my report last year. The tender has been completed and PricewaterhouseCoopers LLP (PwC) were selected. The appointment of PwC will take effect for Diageo’s financial year ending 30 June 2016, subject to approval at the company’s September 2015 AGM. KPMG has been the group’s auditor since 1997 and, on behalf of the Audit Committee, I take this opportunity to thank KPMG for their unstinting professionalism and for the insight that they have brought and the value that they have added to the business during their tenure.

The Committee took note of the publication in September 2014 of an updated version of the UK Corporate Governance Code (Code) and the requirement for a ‘viability statement’ contained therein. As stipulated, we propose to apply the requirements of the updated Code for Diageo’s year ending 30 June 2016 and we have begun the thought process and preparation to enable us to do so. Again in September 2014, the Financial Reporting Council published its ‘Guidance on Risk management, Internal Control and related Financial and Business Reporting’ (replacing the current ‘Turnbull’ and other guidance). This is also applicable to Diageo’s financial year ending in 2016 and the Committee will oversee the necessary compliance.

In discharging its duties, the Audit Committee seeks to balance independent oversight of the matters within its remit with providing support and guidance to management. I remain confident that the Committee, supported by members of senior management and the external auditors, has carried out its duties in the year under review, effectively and to a high standard.

Philip G Scott

Chairman of the Audit Committee

Governance (continued)

REPORT OF THE AUDIT COMMITTEE

Role of the Audit Committee

The responsibilities of the Audit Committee include:

•	monitoring the integrity of the financial statements, including a review of the significant financial reporting judgements contained in them;
•	reviewing the effectiveness of the group’s internal control and risk management and of control over financial reporting;
•	monitoring and reviewing the effectiveness of the global audit and risk function, including reviewing the programme of work undertaken by that function;
•	reviewing the group’s policies and practices concerning business conduct and ethics, including whistleblowing;
•	overseeing the group’s overall approach to securing compliance with laws, regulations and company policies in areas of risk; and
•	monitoring and reviewing the company’s relationship with the external auditor, including its independence and management’s response to any major external audit recommendations.

The formal role of the Audit Committee is set out in its terms of reference, which are available at
www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance. Key elements of the role of the committee and work carried out during the year are set out as follows.

Financial statements

During the year, the Audit Committee met four times (and a sub-committee met twice) and reviewed the annual reports and associated preliminary year end results announcement, focusing on key areas of judgement and complexity, critical accounting policies, provisioning and any changes required in these areas or policies. In addition, the Audit Committee reviewed the interim results announcement, which included the interim financial statements and the company’s interim management results and dealt with the tender for the external audit.

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

Significant issues and judgements that were considered in respect of the 2015 financial statements were as follows. These include the matters relating to risks disclosed in the UK external auditor’s report.

•	Disclosure on the quality of the earnings and one off items included in cash flow. The committee agreed that sufficient disclosure was made in the financial statements.
•	The committee determined that exceptional items are appropriately classified considering their size and nature, and sufficient disclosure is provided in the financial statements (see note 4).
•	Review of carrying value of assets – in particular intangible assets. The committee agreed that an impairment charge of £41 million be made against the group’s equity investment in Hanoi Liquor Joint Stock Company (a Vietnamese spirit company) but that, otherwise, the fair value of the company’s assets was in excess of their carrying value (see notes 6 and 10).
•	Exchange rate used to translate operations in Venezuela. The committee determined that the appropriate rate used for the year ended 30 June 2015 was the SIMADI rate of $1 = VEF197.3 (£1 = VEF309.76) compared with $1 = VEF49.98 (£1 = VEF85.47) for the year ended 30 June 2014 (see note 1).
•	Following the completion of the tender offer on 2 July 2014, United Spirits Limited (USL) is accounted for as a subsidiary with a 43.91% non-controlling interest. The fair valuation of assets and liabilities has been finalised during the year ended 30 June 2015. The committee agreed on the appropriateness of the acquisition fair values recognised (see note 9).
•	Review of legal cases and contingent liabilities. The committee agreed that adequate provision and disclosure have been made for all material litigation and disputes, based on the currently most likely outcomes, including: litigation in Colombia; a customs dispute in Korea; the guarantee agreement with Standard Chartered in respect of Watson Limited; the USL internal inquiry and related matters; the SEC inquiry; and other legal, customs and tax proceedings (see note 18).
•	Assumptions used in respect of post employment plans. Having considered advice from external actuaries and assumptions used by companies with comparator plans, the committee agreed that the assumptions used to calculate the income statement and balance sheet assets and liabilities for post employment plans were appropriate (see note 13).

Governance (continued)

As part of its review of the Annual Report, the Committee considered whether the report is ‘fair, balanced and understandable’. On the basis of this work, the Audit Committee recommended to the Board that it could make the required statement that the Annual Report is ‘fair, balanced and understandable’.

Internal control and risk management; audit and risk programme; business conduct and ethics (including ‘whistleblowing’)

At each of its meetings, the Audit Committee reviewed detailed reports from the heads of the Global Risk & Compliance (GRC) and Global Audit & Risk (GAR) teams (including coverage of the areas mentioned in the title of this section) and had sight of the minutes of meetings of management’s Audit & Risk Committee. A key focus for the work of both GRC and GAR during the year and their reporting to the committee, continued to be a review of recent acquisitions. The Committee in turn were thus able to keep under review the development of the controls and compliance framework in acquired companies, bearing in mind the appropriate level for those that were associates during the year rather than wholly owned subsidiaries. The committee also received regular updates from the group general counsel on significant litigation and from the head of tax on the group’s tax profile and key issues.

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

The Audit Committee assessed the ongoing effectiveness and quality of the external auditor and audit process on the basis of meetings and a questionnaire-based internal review with the finance team and other senior executives. The outcome of the assessment was positive.

The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in July 2015. The review took into consideration the new regulations on non-audit services. Under this policy, the provision of any non-audit service must be approved by the Audit Committee, unless the proposed service is both expected to cost less than £250,000 and also falls within one of a number of service categories which the Audit Committee has pre-approved. All services relevant to taxation require Audit Committee approval. Fees paid to the auditor for audit, audit related and other services are analysed in the notes to the consolidated financial statements. The nature and level of all services provided by the external auditor is a factor taken into account by the Audit Committee when it reviews annually the independence of the external auditor.

Change in registrant’s certifying accountant

During the year, in light of the requirements of the Code and other recent changes to the regulatory framework, the Committee undertook a tender for the external audit. KPMG (initially through KPMG Audit Plc up to fiscal 2013 and through KPMG LLP for fiscal 2014 and 2015) had been the Group’s auditor since 1997 and the audit had last been tendered in 1999. Since that time, there had been four different lead audit partners, in accordance with regulatory requirements and KPMG’s own guidance on independence, with the most recent change being for the year ended 30 June 2013. The result of the tender was that, on the recommendation of the Committee, the Board selected PricewaterhouseCoopers LLP (PwC). Subject to approval at the company’s AGM on 23 September 2015, the appointment of PwC as auditor will take effect for Diageo’s financial year ending 30 June 2016.

During the years ended:

•	30 June 2013, and the subsequent period through 16 March 2015, and
•	30 June 2014 and 30 June 2015, and the subsequent period through August 11, 2015

Governance (continued)

(1) neither KPMG Audit plc (the former KPMG auditing entity, as explained in the 2014 Form 20-F) nor KPMG LLP (together, “KPMG”), respectively, has issued any reports on the financial statements of the company or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of KPMG qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement if not resolved to KPMG’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

The company has provided each KPMG entity with a copy of the foregoing disclosure and has requested that each of them furnish the company with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether it agrees with such disclosure and, if not, stating the respects in which it does not agree. Copies of KPMG’s letters, dated 11 August 2015, in which such firms stated that they agree with such disclosure, are filed herewith as Exhibits 15.3 and 15.4.

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

Training and deep dives

During the year, the Audit Committee had risk review and training sessions, presented by senior executives, on: brand assurance; Eurozone risk; catastrophic risk; and an update on cyber risk. In addition, as part of a Board meeting, committee members had a training session on the group’s new Risk Management Standard. The Committee concluded at the time that it was satisfied with the company’s position on these matters but they would be kept under review.

Governance (continued)

DIRECTORS’ REMUNERATION REPORT

Annual statement by the Chairman of the Remuneration Committee

Dear Shareholder

As Chairman of the Remuneration Committee, I am pleased to present the Directors’ remuneration report for the year ended 30 June 2015. This report complies with the UK executive remuneration reporting guidelines and contains:

•	The Directors’ remuneration policy, as approved by shareholders at the AGM in September 2014;
•	The annual remuneration report, describing how the remuneration policy has been put into practice over the year ended 30 June 2015;
•	There have been no changes to the Directors’ remuneration policy, as approved by shareholders at the 2014 AGM, and it is reproduced in full for both ease of reference and to provide context to the decisions taken by the Committee during the year. The annual remuneration report will be put forward for your consideration and approval by advisory vote at the AGM on 23 September 2015.

Diageo’s remuneration principles

The principles underpinning executive remuneration remain fundamentally unchanged, with sustainable performance and long term value creation for shareholders at the heart of our remuneration policies and practices:

•	Delivery of business strategy: Short and long term incentive plans for Executive Directors and senior managers reward the achievement of Diageo’s business strategy and performance goals.
•	Consistent performance: The focus is on the delivery of performance in a consistent and responsible way which also creates long term value for our shareholders. Alignment between the interests of Executive Directors and shareholders remains a key principle, with Executive Directors required to acquire and hold Diageo shares over the long term.
•	Performance-related compensation: Reward components offer a balanced mix of short and long term incentives conditional upon achieving stretching performance targets. Performance measures such as organic net sales, organic operating margin, cash efficiency, relative total shareholder return (TSR) and earnings per share (eps) growth are key drivers of growth for the business that are aligned with the creation of shareholder value.
•	Competitive total remuneration: Reward levels are framed in the context of total remuneration packages paid by relevant global comparators. In competition with similar global companies, the ability to recruit and retain the best talent from all over the world is critical to Diageo’s continued business success.
•	Simplicity and transparency: The Committee seeks to embed simplicity and transparency in the design and delivery of executive reward programmes. Performance targets clearly align with the company’s short and long term goals.

Focus and highlights in 2015

The Committee continued its focus on:

•	Understanding and responding to shareholder feedback and fostering continuous open dialogue;
•	Reviewing and assessing the ongoing appropriateness of the current remuneration policy, executive plan design and target stretch; and
•	Ensuring that remuneration arrangements continue to attract and retain the highest quality global talent with a clear link between performance and reward.

The Committee undertook a comprehensive review of total remuneration for Executive Directors and Executive Committee members ahead of the 2015 annual salary review, and, supported by Kepler Associates (a brand of Mercer), were satisfied that the shape and levels of our remuneration practice are appropriately positioned against those of comparator companies of similar size and global scope.

During the year, the Committee also reviewed the Chairman’s fee and, at the Chairman’s request, recommended no increase, as was the case at the last review in December 2013. As agreed with the Chairman, the next review is scheduled for December 2016, subject to the Chairman’s letter of appointment.

The Committee has also approved the extension of the clawback provisions that currently apply to Executive Directors for their annual and long term incentives to the other members of the Executive Committee, in addition to the existing malus provisions that apply to everyone under the Diageo Long Term Incentive Plan.

Governance (continued)

Reward in 2015 at a glance

As a reflection of the company’s performance against very stretching performance targets in the context of challenging market conditions (see key performance indicators on pages 28-31), total variable pay to the Executive Directors in respect of the year ended 30 June 2015 is lower than in respect of the year ended 30 June 2014.

Base salary	No increase for the Chief Executive or the Chief Financial Officer in October 2015
Allowances and benefits	Unchanged from last year
Retirement benefits	Unchanged from last year
Annual incentive	Pay-out below target, delivering 28% and 29% of maximum opportunity for the Chief Executive and Chief Financial Officer respectively
Long term incentives	33% vesting of performance shares and nil vesting of share options

Over the period 1 July 2012 to 30 June 2015 (the performance period for this year’s long term incentive plan), Diageo’s share price grew by 11%, from 1658 pence to 1841 pence, and the company paid a total dividend of 147.5 pence per share. Dividend distribution to shareholders in the year ended 30 June 2015 was increased by 9% compared to the previous year.

Planned for 2016

Looking ahead to the year ending 30 June 2016, we will continue to operate executive remuneration arrangements in line with the approved remuneration policy and to maintain an active and positive dialogue with shareholders and their advisory bodies. We anticipate putting the policy to shareholder vote next at the 2017 AGM.

The Committee has refined the design of the Annual Incentive Plan (AIP) to apply for the year ending 30 June 2016. To drive a sustained improvement in the efficient conversion of profits into cash, the weighting on operating cash conversion will be increased from 25% to 30% of the maximum opportunity and there will be a subsequent reduction in the weighting on net sales growth and profit growth from 30% and 35% respectively to 25% on each. These changes create a greater focus on the generation of cash whilst maintaining a significant incentive to increase net sales and profit. The remaining 20% will be based on individual business objectives (IBOs) to ensure focus on the delivery of defined quantitative measures relating to the individual’s key areas of responsibility.

The Committee has also reviewed the performance measures under the Diageo Long Term Incentive Plan (DLTIP) with the result that the operating margin measure will be replaced by a measure based on cumulative free cash flow. The intention is that this will incentivise management to deliver efficiency in capital expenditure and working capital, which will in turn create greater value for shareholders. This change will take effect for awards made from September 2015 onwards. The weightings will be retained at one third of the performance share element of the DLTIP based on cumulative free cash flow alongside one third on net sales value (NSV) growth and one third on TSR. For share options, the measure that will continue to apply is adjusted eps growth.

As you read our remuneration policy and report on the following pages, I hope it is clear how the Committee’s decisions support the business strategy and the delivery of Diageo’s performance ambition.

We were very pleased to receive a very strong vote in favour of both our remuneration policy and report last year. I highly value the direct engagement and feedback from our shareholders and their representative bodies on Diageo’s remuneration policy and look forward to welcoming you and receiving your support again at the AGM this year.

Lord Davies of Abersoch

Senior independent Non-Executive Director and

Chairman of the Remuneration Committee

Governance (continued)

DIRECTORS’ REMUNERATION POLICY

This section of the report sets out the policy for Executive Directors’ remuneration, in accordance with section 439A of the Companies Act 2006. The policy was put to shareholders for approval in a binding vote at the AGM in 2014, and formally came into effect from 18 September 2014, the date of the AGM. The report below is as disclosed in the 2014 Directors’ remuneration report, with the exception of the reference to the number of employees across Diageo, and a minor addition to the DLTIP section of the policy table to reflect the clarification note released following publication of the 2014 Directors’ remuneration report.

Remuneration policy framework

The remuneration structures and performance measures used in executive incentive plans are designed to support Diageo’s business strategy as follows:

•	Focused on consistent growth drivers: As a public limited company, Diageo has a fiduciary responsibility to maximise long term value for shareholders. Thus, variable elements of remuneration are dependent upon the achievement of performance measures that are identified as key consistent and responsible growth drivers for the business and that are aligned with the creation of shareholder value.
•	Variable with performance: A significant proportion of total remuneration for the Executive Directors is linked to business and individual performance so that remuneration will increase or decrease in line with performance.
•	Share ownership: Full participation in incentives is conditional upon building up a significant personal shareholding in Diageo to ensure the company’s leaders think and act like owners.
•	Cost effectiveness: Fixed elements of remuneration are determined by reference to the median of the market, individual experience and performance, and other relevant factors to ensure efficiency.

Future policy table

Set out below, is the remuneration policy for Executive Directors which has been applied from the date of shareholder approval at the AGM on 18 September 2014.

BASE SALARY

Purpose and link to strategy

Supports the attraction and retention of the best global talent with the capability to deliver Diageo’s strategy and performance goals.

Operation

•	Normally reviewed annually or following a change in responsibilities with changes usually taking effect from 1 October.
•	The Remuneration Committee considers the following parameters when reviewing base salary levels:

•	Pay increases for other employees across the group;
•	Economic conditions and governance trends;
•	The individual’s performance, skills and responsibilities; and
•	Base salaries (and total remuneration) at companies of similar size and international scope to Diageo, with roles typically benchmarked against the top 30 companies in the FTSE100 by market capitalisation excluding companies in the financial services sector, or against similar comparator groups in other locations dependent on the Executive Director’s home market.

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

Governance (continued)

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

POST-RETIREMENT PROVISIONS

Purpose and link to strategy

Provides cost-effective, competitive post-retirement benefits.

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

Governance (continued)

ANNUAL INCENTIVE PLAN (AIP)

Purpose and link to strategy

Incentivises year on year delivery of Diageo’s annual financial and strategic targets. Provides focus on key financial metrics and the individual’s contribution to the company’s performance.

Operation

•	Performance measures and stretching targets are set annually by the Remuneration Committee by reference to the annual operating plan.
•	The level of award is determined with reference to Diageo’s overall financial and strategic performance and individual performance and is paid out in cash after the end of the financial year.
•	The Committee has discretion to amend the level of payment if it is not deemed to reflect appropriately the individual’s contribution or the overall business performance. Any discretionary adjustments will be detailed in the following year’s annual report on remuneration.
•	The Committee has discretion to apply clawback to bonus, i.e. the company may seek to recover bonus paid, in exceptional circumstances such as gross misconduct or gross negligence during the performance period.
•	Details of the AIP are set out in the annual report on remuneration on page 165.

Opportunity

For threshold performance, up to 50% of salary may be earned, with up to 100% of salary earned for on target performance and a maximum of 200% of salary payable for outstanding performance.

Performance conditions

Annual incentive plan awards are based 70%-90% on financial measures which may include, but are not limited to, measures of revenue, profit and cash and 10%-30% on broader objectives based on individual contribution and medium term strategic goals. Details of the measures and weightings applicable for the year ending 30 June 2016 are set out on page 165. Details of the targets will be disclosed retrospectively in next year’s annual report on remuneration, when they are no longer deemed commercially sensitive by the Board.

Governance (continued)

DIAGEO LONG TERM INCENTIVE PLAN (DLTIP)

Purpose and link to strategy

Provides focus on delivering superior long term returns to shareholders.

Operation

•	An annual grant of performance shares and/or market price share options which vest subject to a performance test and continued employment normally over a period of three years.
•	Measures and stretching targets are reviewed annually by the Remuneration Committee for each new award. Details of the measures, weightings and targets applicable for the financial year under review are provided in the annual report on remuneration.
•	Following vesting there is a further retention period of two years. Executive Directors are able to exercise an option or sell sufficient shares to cover any tax liability when an award vests, provided they retain the net shares arising for the two-year retention period.
•	Notional dividends accrue on performance share awards to the extent that the performance conditions have been met, delivered as shares or cash at the discretion of the Remuneration Committee at the end of the vesting period.
•	The Committee has discretion to reduce the number of shares which vest (subject to HMRC rules regarding approved share options), for example in the event of a material performance failure, or a material restatement of the accounts. There is an extensive malus clause for awards made from September 2014. The Committee has discretion to decide that:

•	the number of shares subject to the award will be reduced;
•	the award will lapse;
•	retention shares (i.e. vested shares subject to the additional two-year retention period) will be forfeited;
•	vesting of the award or the end of any retention period will be delayed (e.g. until an investigation is completed);
•	additional conditions will be imposed on the vesting of the award or the end of the retention period; and/or
•	any award, bonus or other benefit which might have been granted or paid to the participant in any later year will be reduced or not awarded.

Malus provisions will apply up to delivery of shares at the end of the retention period (as opposed to the vesting date).

•	Further details of the DLTIP are set out in the annual report on remuneration on pages 165-169.

Opportunity

•	The maximum annual grant is 500% of salary in performance share equivalents (where a market price option is valued at one-third of a performance share). As clarified in the statement of further information on 15 August 2014, under the DLTIP no more than 375% of salary will be awarded in face value terms in options to any Executive Director in any year.
•	Threshold vesting level of 20% of maximum with straight line vesting up to 100% at maximum for financial metrics and a ranking profile for relative total shareholder return.

Performance conditions

•	The vesting of awards is linked to a range of measures which may include, but are not limited to:

•	a growth measure (e.g. net sales, eps);
•	a measure of efficiency (e.g. operating margin, operating cash conversion, return on invested capital (ROIC)); and
•	a measure of Diageo’s relative performance in relation to its peers (e.g. relative total shareholder return).

Governance (continued)

Measures that apply to performance shares and market price options may differ, as is the case for current awards. Weightings may vary year-on-year, subject to a minimum weighting of 25% of the total award. Details of the measures, including targets for the awards to be made in September 2015 are set out on page 168.

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

Opportunity

Limits for all-employee share plans are set by the tax authorities. The company may choose to set its own lower limits.

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

NOTES TO THE POLICY TABLE

Performance measures and targets

Further details of AIP performance measures and DLTIP performance measures and targets that will apply for awards made in September 2015, and how they are aligned with company strategy and the creation of shareholder value, are set out in the annual report on remuneration, on pages 165 and 169.

Performance targets are set to be stretching yet achievable, and take into account the company’s strategic priorities and business environment. The Committee sets targets based on a range of reference points including the corporate strategy and broker forecasts for both Diageo and its peers.

Governance (continued)

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

Illustrations of application of the remuneration policy

The graphs below illustrate scenarios for the projected total remuneration of Executive Directors at three different levels of performance: minimum, on-target and maximum. Note that the projected values exclude the impact of any share price movements. These charts are unchanged from the 2014 Directors’ remuneration report and reflect projected remuneration for the year ended 30 June 2015 as at the date when the policy was first presented.

Ivan Menezes Minimum 100% Total $2,233 (L1,370) On Target 42% 29% 29% Total $5,273 (L3,235) Maximum 17% 24% 59% Total $12,873 (L7,897) Thousands 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 Deirdre Mahlan Minimum 100% Total L1,029 On Target 42% 30% 28% Total L2,464 Maximum 17% 24% 59% Total L6,005 Thousands 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 Salary, bene_ts and pension Annual incentive Long term incentives

Basis of calculation and assumptions:

The ‘Minimum’ scenario shows fixed remuneration only, i.e. base salary for the year ended 30 June 2015, total value of contractually agreed benefits for 2015, and pension. The pension value is based on company contributions applied to 2015 base salary. These are the only elements of the Executive Directors’ remuneration packages which are not at risk.

The ‘On-target’ scenario shows fixed remuneration as above, plus a target pay-out of 50% of the maximum annual bonus and threshold performance vesting for DLTIP awards.

The ‘Maximum’ scenario reflects fixed remuneration, plus full pay-out of all incentives.

Governance (continued)

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

Governance (continued)

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

If, on the termination date, the Executive Director has exceeded his/her accrued holiday entitlement, the value of such excess may be deducted by the company from any sums due to him/her, except to the extent that such deduction would subject the Executive Director to additional tax under Section 409A of the Code(i) (in the case of Ivan Menezes). If the Executive Director on the termination date has accrued but untaken holiday entitlement, the company will, at its discretion, either require the Executive Director to take such unused holiday during any notice period or make a payment to him/her in lieu of it, provided always that if the employment is terminated for cause then the Executive Director will not be entitled to any such payment. For these purposes, salary in respect of one day of holiday entitlement will be calculated as 1/261 of salary.

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

(i)	the Internal Revenue Code of 1986, as amended

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

Governance (continued)

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

Diageo employs 33,000 employees and operates in more than 180 countries around the world. Given its global scale and complexity, the Committee has not consulted directly with employees when designing the remuneration policy for its Executive Directors. Diageo runs annual employee surveys which give employees the opportunity to give feedback and express their views on a variety of topics, including remuneration. Any comments relating to Executive Directors’ remuneration are fed back to the Remuneration Committee.

Consideration of shareholder views

The Committee values the continued dialogue with Diageo’s shareholders and engages directly with them and their representative bodies at the earliest opportunity when setting out Diageo’s remuneration policy and approach, proposed base salary increases for the Executive Directors and targets for the long term incentive plan award. Last year, feedback from shareholders resulted in the simplification of the company’s long term incentive vehicles with an enhanced malus provision and an additional retention period. More recently, the company has engaged with shareholders about the base salary proposals for 2015, the change in weightings under the annual incentive plan for the year ending 30 June 2016, long term incentive plan targets for awards to be made in 2015 and the introduction of free cash flow in replacement of the operating margin improvement measure, as well as the vesting of legacy long term incentive awards to the Chief Executive Officer.

Governance (continued)

ANNUAL REPORT ON REMUNERATION

Single total figure of remuneration for Executive Directors (audited)

The table below details the Executive Directors’ remuneration for the year ended 30 June 2015.

	Ivan Menezes(i)				Deirdre Mahlan
	2015	2015	2014	2014	2015	2014
Fixed pay	’000	’000	’000	’000	’000	’000
Salary	£968	$1,520	£933	$1,520	£727	£706
Benefits(ii)	£155	$243	£456	$744	£34	£40
Pension(iii)	£458	$720	£411	$670	£275	£258

Total fixed pay	£1,581	$2,483	£1,800	$2,934	£1,036	£1,004

Performance related pay
Annual incentive	£535	$840	£170	$277	£428	£130
Long term incentives (iv)
Value delivered through performance	£1,451	$2,278	£1,158	$1,887	£872	£1,120
Value delivered through share price growth	£1	$2	£1,620	$2,640	£35	£1,406

Total long term incentives	£1,452	$2,280	£2,778	$4,527	£907	£2,526

Other incentives(v)	—	—	—	—	£4	£4

Total remuneration for Executive Director appointment	£3,568	$5,603	£4,748	$7,738	£2,375	£3,664

Other performance related pay (Granted prior to appointment as Executive Director)
Long term incentives (vi)	£354	$555	£2,583	$4,211	—	—

TOTAL SINGLE FIGURE	£3,922	$6,158	£7,331	$11,949	£2,375	£3,664

(i)	The amounts shown in sterling are converted using the cumulative weighted average exchange rate for the respective financial year. For the year ended 30 June 2015 the exchange rate was £1 = $1.57 and for the year ended 30 June 2014, the exchange rate was £1 = $1.63.
(ii)	Benefits is the gross value of all benefits. Ivan Menezes relocated to the United Kingdom on 1 January 2014 and the taxable benefits include company-paid assistance, fees and the tax gross-up on the benefit in respect of the sale of his home in the United States (£96k), which completed in the year ended 30 June 2015. Other taxable benefits include financial counselling (£16k), medical insurance (£16k), company car allowance (£16k), contracted car service (£4k), product allowance, flexible benefits allowance and life and long term disability cover. Deirdre Mahlan’s benefits include company car allowance (£16k), contracted car service (£5k), financial counselling (£7k), product allowance, medical insurance and life cover.
(iii)	Pension benefits earned during the year represent the increase in the pension fund balances over the year in the Diageo North America Inc. pension plans over and above the increase due to inflation. As Ivan Menezes has been a deferred member of the UK Diageo Pension Scheme (DPS) since 31 January 2012, and receives standard statutory increases to his deferred pension the UK pension amount that accrued over the two years in excess of inflation is nil.
(iv)	Long term incentives represent the estimated gain delivered through options and performance shares where performance conditions have been met in the financial year. For 2015, ‘Value delivered through performance’ represents performance shares awarded in 2012 under the PSP due to be released in October 2015, calculated using the share price at grant after applying the performance condition. This also includes the value of accrued dividend shares. ‘Value delivered through share price growth’ is the estimated additional value generated through share price growth for performance shares due to be released in October 2015. Though the outcome of the performance conditions is known, the share price on the vesting date is estimated, using the average market value of Diageo shares between 1 April and 30 June 2015 (1851 pence for ordinary shares and $113.74 for ADRs) for the purpose of this calculation. There is no gain on share options awarded in 2012 under the SESOP as the performance condition was not met. Long term incentives for 2014 have been adjusted for the share price on 22 September 2014 (1817 pence for ordinary shares and $118.58 for ADRs). For further information on the SESOP and PSP performance conditions and vesting outcomes please refer to the ‘LTIPs awards vesting in the year ended 30 June 2015’ section of the report on page 168.

Governance (continued)

(v)	Other incentives include the face value of awards made under all-employee share plans. Awards do not have performance conditions attached.
(vi)	Ivan Menezes retains interests in long term incentive awards that were granted to him in 2012, prior to joining the board under ‘below-board’ plans (Discretionary Incentive Plan), details of which are shown on page 167. The value of the part of the award based on performance for the year ended 30 June 2015 is shown in the table above and calculated on the basis of the average market value of Diageo shares between 1 April and 30 June 2015 ($113.74). The value of the part of the award based on continuing employment for the year ended 30 June 2015 is not included in the table above and amounts to 14,642 ADRs. For 2014, long term incentives refers to an award made in 2011 under the Discretionary Incentive Plan, prior to joining the Board, and the value has been restated to account for the share price on 22 September 2014 (1817 pence for ordinary shares and $118.58 for ADRs). Details of the performance conditions that applied to the 2011 award were disclosed in the 2014 Directors’ remuneration report.

Salary

Salary increases to be applied in the year ending 30 June 2016

In July 2015, the Remuneration Committee reviewed base salaries for senior management and agreed new salaries which will apply from 1 October 2015. In determining these salaries, the Remuneration Committee took into consideration a number of factors including general employee salary budgets and employment conditions, individual performance and experience, and salary positioning relative to internal and external peers. The overall budgeted salary increase for the year ended 30 June 2016 is 2.5% of base salary for the business in the United Kingdom and 3% in North America.

The Committee considered very carefully the total remuneration positioning of the Chief Executive and Chief Financial Officer, the salary budget for all employees in the United Kingdom and the expectations of shareholders with respect to pay restraint. As a result, and for the second consecutive year for the Chief Executive, the Chief Executive and the Chief Financial Officer agreed that their base salaries would remain unchanged in October 2015.

	Ivan Menezes		Deirdre Mahlan
Salary at 1 October (’000)	2015	2014	2015	2014
Base salary	$1,520	$1,520	£732	£732

% increase (over previous year)	0%	0%	0%	2.5%

Annual incentive plan (AIP) (audited)

AIP payout for the year ended 30 June 2015

The Remuneration Committee assessed the performance of Ivan Menezes and Deirdre Mahlan against their specific objectives and concluded that the objectives were partially met. The overall level of performance achieved resulted in an AIP award equating to 55% of base salary for Ivan Menezes and 59% of base salary for Deirdre Mahlan. The following table illustrates how the outcomes for the different bonus measures contribute to the overall bonus payout. The actual awards received by the Executive Directors are shown in the table ‘single total figure of remuneration’ on page 163.

Governance (continued)

AIP outcome

Measures(i)	Weight (% of maximum)	Target	Actual		Payout (% of maximum)
Organic net sales (% growth)	30%	4.0%	0.2%		0.0%
Profit before exceptional items and tax (% growth)	35%	6.0%	0.9%		0.0%
Operating cash conversion(ii)	25%	100.0%	109.3%		25.0%
Individual business objectives (IBOs)	10%	A range of objectives linked to individual contribution, medium term strategic goals and the delivery of the Performance Ambition.	partially met	(iii)	3.4%

	100%				28.4%

(i)	Performance measures under the AIP are calculated using 2015 budget exchange rates in line with management reporting and exclude the impact of of IAS 21 in respect of short term intercompany funding balances and IAS 39 in respect of market value movements as recognised in net finance charges and any exceptional items. USL has been excluded from both the AIP targets and actuals for the year ended 30 June 2015.
(ii)	Operating cash conversion is calculated by dividing operating profit before depreciation, amortisation, impairment and exceptional items by cash generated from operations adjusted for cash inflows/outflows in respect of exceptional items, dividends, maturing inventories and post employment payments in excess of the amount charged to operating profit. The ratio is stated at the budget exchange rate of the respective year in line with management reporting.
(iii)	For Ivan Menezes, the IBO outcome was driven by the successful delivery of key financial measures in USL, strengthening routes to consumer in key markets and building corporate reputation through critical initiatives such as responsible drinking and employee engagement. For Deirdre Mahlan, the IBO outcome was driven by her contribution to the delivery of a strong performance in cash conversion, progress against the supply chain and route to customer enhancements, delivery of the USL financial plan and strengthening the global finance and business services function.

AIP design for the year ending 30 June 2016

The measures and targets used in the AIP are reviewed annually by the Remuneration Committee and are chosen to drive financial and individual business performance goals related to the company’s short term strategic operational objectives. The AIP design for the year ending 30 June 2016 will comprise of a four-measure structure (weightings in brackets):

•	Profit before exceptional items and tax (% growth) (25%): stretching profit targets drive operational efficiency and influence the level of returns that can be delivered to shareholders through increases in share price and dividend income;
•	Net sales (25%): year-on-year net sales growth is a key performance measure;
•	Operating cash conversion (30%): ensures focus on efficient conversion of profits into cash; and
•	Individual business objectives (20%): are measurable deliverables that are specific to the individual and are focused on supporting the delivery of key strategic objectives.

Details of the targets for this performance period will be disclosed retrospectively in next year’s annual report on remuneration, as soon as they are no longer deemed commercially sensitive by the Board.

Long term incentive plans (LTIPs) (audited)

LTIP awards vesting in the year ended 30 June 2015

Until 30 June 2014, long term incentives were a combination of share options under the Senior Executive Share Option Plan 2008 (SESOP) and share awards under the Performance Share Plan 2008 (PSP). Awards were designed to incentivise Executive Directors and senior managers to deliver long term sustainable performance. Awards made under both sets of plans were subject to performance conditions normally measured over a three-year period. As approved by shareholders at the AGM in September 2014, these plans were replaced by the Diageo Long Term Incentive Plan (DLTIP) for awards from 2014 onwards.

Governance (continued)

SESOP

On 1 October 2012, Ivan Menezes and Deirdre Mahlan received awards of 46,575 (ADRs) and 146,299 (ordinary shares) market price options, respectively, under the SESOP. Awards were subject to a performance condition based on compound annual growth in adjusted eps over a three-year period. For the purpose of the SESOP, an adjusted measure of eps is used to ensure that elements such as exceptional items and the impact of movements in exchange rates are excluded from year on year comparisons of performance. Options only vest when stretching adjusted eps targets are achieved. Vesting is on a pro rata basis ranging from a threshold level of 25% to a maximum level of 100%.

The adjusted eps growth targets and actual performance for the 2012 SESOP awards are set out below:

Vesting of 2012 SESOP awards	Target	Vesting (% maximum)
Threshold	8%	25%
Maximum	12%	100%
Actual compound annual adjusted eps growth over 1 July 2012 – 30 June 2015	4.1%	0.0%

Accordingly, the 2012 award, which is due to vest in October 2015, has not met the performance condition and none of the shares under the award will vest.

PSP

On 1 October 2012, Ivan Menezes and Deirdre Mahlan received awards of 54,927 (ADRs) and 134,653 (ordinary shares) performance shares, respectively, under the PSP. Awards vest after a three-year period subject to the achievement of specified performance tests. Notional dividends accrue on awards and are paid out either in cash or shares in accordance with the vesting schedule.

For the 2012 awards, the primary performance test is split between three equally weighted performance measures:

1)	A comparison of Diageo’s three-year total shareholder return (TSR) — the percentage growth in Diageo’s share price (assuming all dividends and capital distributions are re-invested) — with the TSR of a peer group of international drinks and consumer goods companies. TSR calculations are converted to a common currency (US dollar);
2)	Growth in organic net sales on a compound annual basis; and
3)	Total organic operating margin improvement.

For the part of the award subject to the TSR condition to vest, there must be an improvement in the underlying financial performance of the company (i.e. growth in organic net sales and total organic operating margin improvement). In addition, the Remuneration Committee must be satisfied that a minimum level of performance in both organic net sales and organic operating margin has been met before any of the award under either measure can be released.

The targets and vesting profile for the PSP awards granted in October 2012 are shown in the following table:

Vesting of 2012 PSP awards	Threshold	Mid-point	Maximum	Actual	Vesting (% maximum)
Organic net sales (CAGR)	5%	6.5%	8.0%	1.8%	0.0%
Organic operating margin improvement	100bps	150bps	175bps	177bps	100.0%
Relative total shareholder return	Medium ranking (ninth)	—	Upper quintile (third or above)	13th	0.0%
Vesting (% of maximum)	25%	62.5%	100%		33.3%

Governance (continued)

For operating margin and net sales, there is straight line vesting between threshold and the mid-point, and between the mid-point and the maximum. The full vesting profile for TSR is shown below:

TSR ranking (out of 17)	Vesting profile for PSP awards	Vesting profile for DLTIP performance share awards from 2015
1st, 2nd or 3rd	100%	100%
4th	95%	95%
5th	75%	75%
6th	65%	65%
7th	55%	55%
8th	45%	45%
9th	25%	20%
10th or below	0%	0%

TSR peer group (16 companies)
AB Inbev	Mondelēz International
Brown Forman	Nestlé
Carlsberg	PepsiCo
Coca-Cola	Pernod Ricard
Colgate-Palmolive	Procter & Gamble
Groupe Danone	Reckitt Benckiser
Heineken	SABMiller
Kimberly-Clark	Unilever

On the basis of this performance, the 2012 PSP award, which is due to vest in October 2015, has partially met the performance conditions and, consequently, the shares under award will vest at 33.3% of the initial award.

The Committee has taken into consideration all factors regarding the quality of the underlying performance of the business at the end of the performance period, including the company’s underlying level of sell out performance, the holding of market share across total brands in each year of the performance period and the maintenance of brand investment, and is satisfied that the level of vesting is warranted.

DIP

Ivan Menezes retains interests in awards that were granted to him in 2012 prior to his appointment as Executive Director under the DIP, totalling 117,142 ADRs. 50% of the 2012 DIP award is subject to meeting performance conditions based on the financial measures under the long term incentive plan over the three-year periods ending 30 June 2015, 30 June 2016, 30 June 2017 and 30 June 2018 and the remaining 50% is subject to continued satisfactory employment. The financial measures under the performance part of the award are equally weighted. Actual performance for the first tranche of the 2012 DIP award (i.e. the tranche based on performance over the three years to 30 June 2015) versus target is set out below:

Vesting of performance-based tranche 1 of March 2012 DIP award

Performance measures (equally weighted)	Target	Actual	Vesting (% of maximum)
Organic net sales growth (CAGR)	6.50%	1.8%	0%
Organic operating margin improvement	150 bps	177 bps	33.3%
Compound annual adjusted eps growth	10%	4.1%	0%

Vesting (% of maximum)			33.3%

As the table shows, 33.3% of the performance related ADRs under the first tranche of the 2012 DIP award will vest in March 2016, subject to continuing employment. The total award that will vest to Ivan Menezes in March 2016 will therefore be 66.6% of the first tranche (including the ADRs that vest on time only), or 19,523 ADRs, provided he remains employed at the time of vesting. The Committee has assessed the underlying performance of the business at the end of the performance period and is satisfied that this level of vesting is warranted. The value of the part of the award based on performance and vesting in March 2016 is included in the single total figure of remuneration.

Governance (continued)

DLTIP awards made during the year ended 30 June 2015 (audited)

On 25 September 2014, Ivan Menezes and Deirdre Mahlan received awards of 45,447 (ADRs) and 140,590 (ordinary shares) performance shares, respectively, and 45,447 (ADRs) and 140,590 (ordinary shares) market price options, respectively under the DLTIP; details are provided in the table below. The three-year period over which performance will be measured is 1 July 2014 to 30 June 2017. The performance measures are the same as for the 2012 awards. 20% of the award will vest at threshold, with straight-line vesting up to 100% if the maximum level of performance is achieved.

Executive Director	Date of grant	Plan	Share type	Awards made during the year	Award/ exercise price	Face value ’000	Face value (% of salary)
Ivan Menezes	25/09/2014	DLTIP – share options	ADR	45,447	$117.55	$5,342	375%
Ivan Menezes	25/09/2014	DLTIP – performance shares	ADR	45,447	$125.42	$5,700	375%
Deirdre Mahlan	25/09/2014	DLTIP – share options	Ord	140,590	1796p	£2,525	360%
Deirdre Mahlan	25/09/2014	DLTIP – performance shares	Ord	140,590	1874p	£2,635	360%

The table above specifies the number of performance shares and share options initially awarded under the DLTIP. The proportion of the awards that will vest is dependent upon the achievement of performance conditions, and the actual value may be nil. The vesting outcomes will be disclosed in the 2017 report.

The face value of each award has been calculated using the award/exercise price at time of grant. In accordance with the rules, the number of performance shares granted under the DLTIP was calculated by using the average closing share price for the last six months of the preceding financial year (1874 pence for ordinary shares and $125.42 for ADRs). In accordance with the plan rules, the exercise price and the number of options granted under the SESOP was calculated using the average closing share price of the three days preceding the grant date (1796 pence for ordinary shares and $117.55 for ADRs). The share price on the date of grant was 1779 pence for ordinary shares and $115.80 for ADRs.

Details of the operation of the DLTIP are provided under the section on long term incentive plans.

DLTIP awards to be made in the year ending 30 June 2016

The long term incentive plan (DLTIP) was approved by shareholders at the AGM in September 2014.

The long term incentive plan measures are reviewed annually by the Remuneration Committee and are selected to reward long term consistent performance in line with Diageo’s business strategy and to create alignment with the delivery of value for shareholders. The DLTIP measures for awards to be granted in September 2015 are:

•	Relative total shareholder return: reflects the value of share price growth plus dividends, thus measuring the value returned on shareholder investments;
•	Organic net sales: sustained year-on-year organic net sales growth is a key performance measure;
•	Cumulative free cash flow: measures the efficiency of cash management; and
•	Adjusted eps growth: reflects profitability and is a key measure for shareholders.

The table below outlines the targets and the vesting profile for these awards. The measures are equally weighted, with performance shares subject to performance against total shareholder return, net sales and cumulative free cash flow, and share options subject to performance against adjusted eps growth. Performance will be tested over three financial years, beginning with the year ending 30 June 2016.

	Performance shares			Share options
	Relative total shareholder return (25%)	Organic net sales (CAGR) (25%)	Cumulative free cash flow (25%)	Adjusted eps growth (CAGR)(25%)	Vesting profile
Threshold	Median ranking (ninth)	3.0%	£5,000m	4.0%	20%
Mid-point	—	4.5%	£6,000m	6.5%	60%
Maximum	Upper quintile (third or above)	6.0%	£7,000m	9.0%	100%

Governance (continued)

It is intended that a performance share award of 375% of base salary and an award of market price share options of 125% of base salary (in performance share equivalents; one market price option is valued at one-third of a performance share) will be made to Ivan Menezes in September 2015.

It is intended that Deirdre Mahlan will be awarded a performance share award of 360% of base salary and an award of market price share options of 120% of base salary (in performance share equivalents) in September 2015.

Pension and benefits in the year ended 30 June 2015

Benefits

Benefits provisions for the Executive Directors continue to be in line with the information set out in the future policy table.

Pension arrangements (audited)

Ivan Menezes and Deirdre Mahlan are members of the Diageo North America, Inc. Supplemental Executive Retirement Plan (SERP) with an accrual rate of 40% and 35% of base salary, respectively. The SERP is an unfunded, non-qualified supplemental retirement programme. Under the plan, accrued company contributions are subject to quarterly interest credits. Under the rules of the SERP, they can withdraw the balance of the plan in the form of five equal annual instalments or a lump sum upon reaching age 55 (Deirdre Mahlan) and after having left service with Diageo (within six months of separation from service).

Ivan Menezes and Deirdre Mahlan participated in the US Cash Balance Plan and the Benefit Supplemental Plan (BSP) until August 2012 and June 2010, respectively and have accrued benefits under both plans. The Cash Balance Plan is a qualified funded pension arrangement. Employer contributions are 10% of pay capped at the Internal Revenue Service (IRS) limit. The BSP is a non-qualified unfunded arrangement; notional employer contributions are 10% of pay above the IRS limit. Interest (notional for the BSP) is credited quarterly on both plans.

Ivan Menezes was also a member of the Diageo Pension Scheme (DPS) in the United Kingdom between 1 February 1997 and 30 November 1999. The accrual of pensionable service ceased in 1999 but the linkage to salary remained until January 2012. Under the Rules of the Scheme, this benefit is payable unreduced from age 60.

Upon death in service, a life insurance benefit of $3 million is payable to Ivan Menezes and a lump sum of four times base salary is payable to Deirdre Mahlan.

The table below shows the pension benefits accrued by each Director to date. Note that the accrued UK benefits for Ivan Menezes are annual pension amounts, whereas the accrued US benefits for both Ivan Menezes and Deirdre Mahlan are a one-off cash balance amount.

	30 June 2015		30 June 2014
Executive Director	UK pension £’000 p.a.	US benefit £’000	UK pension £’000 p.a.	US benefit £’000
Ivan Menezes(i)	69	4,218	68	3,409
Deirdre Mahlan(ii)	nil	1,239	nil	874

(i)	Ivan Menezes’ US benefits are higher at 30 June 2015 than at 30 June 2014 by £809k; £505k of which is due to pension benefits earned over the year (£458k of which is over and above the increase due to inflation) and £304k more due to exchange rate movements over the year.
(ii)	Deirdre Mahlan’s US benefits are higher at 30 June 2015 than at 30 June 2014 by £365k; £287k of which is due to pension benefits earned over the year (£275k of which is over and above the increase due to inflation) and £78k more due to exchange rate movements over the year.

Governance (continued)

The Normal Retirement Age applicable to each Director’s benefits depends on the pension scheme, as outlined below.

Executive Director	UK benefits (DPS)	US benefits (Cash balance)	US benefits (BSP)	US benefits (SERP)
Ivan Menezes	60	65	6 months after age of leaving service	6 months after age of leaving service
Deirdre Mahlan	n/a	65	6 months after age of leaving service	6 months after age of leaving service, or age 55 if later

Ivan Menezes is able to take his UK pension benefits from age 58 without consent, and his benefits would not be subject to any actuarial reduction in respect of early payment. However, this is a discretionary policy Diageo offers that is not set out in the DPS Scheme Rules.

Performance graph and table

The graph below shows the total shareholder return for Diageo and the FTSE 100 Index since 30 June 2009 and demonstrates the relationship between pay and performance for the Chief Executive, using current and previously published single total remuneration figures. The FTSE 100 Index has been chosen because it is a widely recognised performance benchmark for large companies in the United Kingdom.

Total shareholder return - Diageo Chief Executive value of hypothetical FTSE 100 total remuneration L100 holding Chief Executive total remuneration L million L300 30 L250 25 L200 20 L150 15 L100 10 L50 5 0 0

	Paul S Walsh				Ivan Menezes(i)
	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015
	£’000	£’000	£’000	£’000	£’000	£’000
Chief Executive total remuneration (includes legacy LTIP awards)	3,231	4,449	11,746	15,557	7,331	3,922
Annual incentive (% maximum opportunity)	86%	77%	74%	51%	9%	28%
Long term incentives – SESOP (% maximum opportunity)	100%	100%	100%	100%	71%	0%
Long term incentives – PSP (% maximum opportunity)	0%	0%	65%	95%	55%	33%

(i)	To enable comparison Ivan Menezes’ single total figure of remuneration has been converted into sterling using the cumulative average weighted exchange rate for the relevant financial year.

Governance (continued)

Percentage change in remuneration of the Chief Executive

The table below shows a comparison of the percentage change in the Chief Executive’s remuneration to the average percentage change in remuneration for the UK and US population from 2014 to 2015. The chosen population represents the most appropriate comparator group for the Chief Executive, as the Committee considers salary increase budgets in these countries when reviewing Executive Directors’ base salaries. Furthermore, the majority of Executive Committee members as well as the Executive Directors are on UK or US reward packages.

	Salary	Benefits	Bonus
Chief Executive percentage change from 2014 to 2015	0%	(67%)	203%
Average % change for the UK and US workforce from 2014 to 2015	2%	0%	60%

The percentage change for the Chief Executive is based on the remuneration of Ivan Menezes from 2014 to 2015. Benefits in both 2014 and 2015 included one-off relocation payments.

UK salary, benefits and bonus data have been converted into US dollars using the cumulative weighted average exchange rate for the respective financial year. For the year ended 30 June 2015 the exchange rate was £1 = $1.57, and for the year ended 30 June 2014 the exchange rate was £1 = $1.63.

Directors’ shareholding requirements and share and other interests (audited)

The beneficial interests of the Directors in office at 30 June 2015 (and their connected persons) in the ordinary shares (or ordinary share equivalents) of the company are shown in the table below.

	Ordinary shares or equivalent(i)
	17 July 2015	30 June 2015	30 June 2014 (or date of appointment, if later)	Shareholding requirement (% salary)(iv)	Shareholding at 17 July 2015 (% salary)(iv)	Shareholding requirement met
Chairman
Dr Franz B Humer	60,532	60,097	53,197	—	—	—
Executive Directors
Ivan Menezes(ii)	749,518	749,518	634,810	300%	1430%	Yes
Deirdre Mahlan(ii)	281,163	281,153	228,507	250%	710%	Yes
Non-Executive Directors
Peggy B Bruzelius	5,000	5,000	5,000	—	—	—
Laurence M Danon	5,000	5,000	5,000	—	—	—
Lord Davies of Abersoch	5,052	5,052	5,052	—	—	—
Betsy D Holden(ii)	17,400	17,400	17,400	—	—	—
Ho KwonPing	4,223	4,223	4,103	—	—	—
Philip G Scott	10,000	10,000	10,000	—	—	—
Nicola S Mendelsohn(iii)	5,000	5,000	—	—	—	—
Alan JH Stewart(iii)	1,500	1,500	—	—	—	—

(i)	Each person listed beneficially owns less than one percent of Diageo’s ordinary shares. Ordinary shares held by Directors have the same voting rights as all other ordinary shares.
(ii)	Ivan Menezes, Deirdre Mahlan and Betsy D Holden have share interests in ADRs (one ADR is equivalent to four ordinary shares); the share interests in the table are stated as ordinary share equivalents.
(iii)	Nicola S Mendelsohn and Alan JH Stewart were appointed to the Board on 1 September 2014.
(iv)	Both the shareholding requirement and shareholding at 17 July 2015 are expressed as a percentage of base salary as at 30 June 2015 and calculated using an average share price for the year ended 30 June 2015 of 1847 pence.

Governance (continued)

Outstanding share plan interests (audited)

Plan name	Date of award	Performance period	Date of vesting	Share type	Share price on date of grant	Exercise price	Number of shares/ options at 30 June 2014(i)	Granted	Vested/ exercised	Dividends awarded and released	Lapsed	Number of shares/ options at 30 June 2015	Total number of shares/ options in Ords(ii)
Ivan Menezes
SESOP(iii)	Sep 2010	2010-2013	2013	ADR		$67.84	55,512					55,512
SESOP(iii)	Sep 2011	2011-2014	2014	ADR		$76.70	51,531				14,944	36,587

Total number of vested but unexercised share options													368,396

SESOP(v)	Oct 2012	2012-2015	2015	ADR		$112.72	46,575					46,575
SESOP(vi)	Sep 2013	2013-2016	2016	ADR		$123.27	46,239					46,239
DLTIP – share options	Sep 2014	2014-2017	2017	ADR		$117.55		45,447				45,447

Total number of unvested share options subject to performance													553,044

PSP(iii)	Sep 2011	2011-2014	2014	ADR	$74.11		42,221		23,221	1,981	19,000	—
DIP(iv)	Sep 2011	2011-2014	2014-2015	ADR	$74.11		71,030		14,206		35,515	21,309
DIP(iv)	Mar 2012	2012-2019	2016-2019	ADR	$96.44		58,571					58,571
PSP(v)	Oct 2012	2012-2015	2015	ADR	$113.62		54,927					54,927
PSP(vi)	Sep 2013	2013-2016	2016	ADR	$123.08		47,484					47,484
DLTIP – performance shares	Sep 2014	2014-2017	2017	ADR	$115.80			45,447				45,447

Total number of unvested shares subject to performance													910,952

DIP(iii),(iv)	Mar 2012	2012-2019	2016-2019	ADR	$96.44		58,571					58,571

Total number of unvested shares not subject to performance													234,284

Deirdre Mahlan
SESOP(iii)	Sep 2009	2009-2012	2012	ADR		$63.13	20,790					20,790
SESOP	Sep 2010	2010-2013	2013	Ord		1080p	199,652					199,652
SESOP	Sep 2011	2011-2014	2014	Ord		1232p	190,239				55,170	135,069

Total number of vested but unexercised share options													417,881

SESOP(v)	Oct 2012	2012-2015	2015	Ord		1743p	146,299					146,299
SESOP(vi)	Sep 2013	2013-2016	2016	Ord		1983p	135,022					135,022
DLTIP – share options	Sep 2014	2014-2017	2017	Ord		1796p		140,590				140,590

Total number of unvested share options subject to performance													421,911

PSP	Sep 2011	2011-2014	2014	Ord	1204p		159,574		87,765	7,607	71,809	—
PSP(v)	Oct 2012	2012-2015	2015	Ord	1772p		134,653					134,653
PSP(vi)	Sep 2013	2013-2016	2016	Ord	1978p		110,241					110,241
DLTIP – performance shares	Sep 2014	2014-2017	2017	Ord	1779p			140,590				140,590

Total number of unvested shares subject to performance													385,484

SAYE(vii)	Sep 2011		2014	Ord		960p	937		937			—

(i)	For unvested awards this is the number of shares/options initially awarded. For exercisable share options, this is the number of outstanding options. All share options have an expiry date of ten years after the date of grant.
(ii)	ADRs have been converted to Ords (one ADR is equivalent to four ordinary shares) for the purpose of calculating the total number of vested and unvested shares and options at 30 June 2015.
(iii)	Shares/options granted prior to the Executive’s appointment to the Board.
(iv)	Ivan Menezes retains interests in awards that were granted to him prior to joining the Board under ‘below-board’ plans (Discretionary Incentive Plan). A total of 188,172 ADRs was granted in 2011 and 2012. 50% of the initial 2011 award of 71,030 ADRs lapsed in September 2014, as disclosed in the 2014 remuneration report. Of the remainder, 40% vested in September 2014, with the remaining portion due to vest in September 2015. The 2012 award is subject to performance conditions and continuing employment and the first tranche is due to vest in March 2016, with the remaining tranches vesting in March 2017, March 2018 and March 2019.
(v)	Awards made under the PSP and SESOP in October 2012 and due to vest in October 2015 are included here as unvested share awards subject to performance conditions, although the awards have also been included under long term incentives in the single figure of total remuneration on page 163, since the performance period ended during the year ended 30 June 2015.
(vi)	Details of the performance conditions attached to PSP and SESOP awards granted in 2013 are available in Diageo’s 2014 Directors’ remuneration report.
(vii)	Options granted under the UK savings-related share options scheme.

Governance (continued)

Payments to former directors

As set out in the annual remuneration report for 2013, on retirement from the Board on 19 September 2013, Paul S Walsh was retained in a role with the Scotch whisky industry on behalf of Diageo for a period of up to five years. Paul retained interests in both the 2011 and 2012 PSP and SESOP.

The vesting outcome under the 2011 PSP and SESOP, based on performance over the period 1 July 2011 to 30 June 2014, was disclosed in detail in the 2014 annual remuneration report. In the case of Paul S Walsh, 234,810 shares (including 18,730 shares in respect of accrued dividend shares) and 267,221 share options vested in September 2014. The share price on the vesting date was 1817p and the total value of awards on vesting was £5,829,735.

In October 2012, Paul was awarded 304,702 shares under the PSP and 264,845 share options under the SESOP, subject to performance over the period 1 July 2012 to 30 June 2015. As disclosed elsewhere in this report, the vesting outcome under the 2012 PSP will be 33.3% of the original award and under the 2012 SESOP will be 0% of the initial award. As a result, in the case of Paul Walsh, 101,567 shares will vest and all of his share options will lapse in October 2015.

Paul Walsh has no other outstanding interests under the long term incentive plan or any other share plan of the company.

Non-Executive Directors’ fees

The Chairman’s fee was reviewed in December 2014 and, at the Chairman’s request, there was no increase to his fee in January 2015. As agreed with the Chairman, the next review of his fee is anticipated to take place in December 2016, subject to his letter of appointment, with any changes taking effect on 1 January 2017.

The last scheduled review of fees for Non-Executive Directors was undertaken in December 2013.

	January 2015	January 2014
Per annum fees	£’000	£’000
Chairman of the Board	500	500
Non-Executive Directors
Base fee	84	84
Senior Non-Executive Director	20	20
Chairman of the Audit Committee	30	30
Chairman of the Remuneration Committee	25	25

Non-Executive Directors’ remuneration for the year ended 30 June 2015 (audited)

	Fees £’000		Benefits(i) £’000		Total £’000
	2015	2014	2015	2014	2015	2014
Chairman
Dr Franz B Humer(ii)	500	500	12	5	512	505
Non-Executive Directors
Peggy B Bruzelius	84	82	13	6	97	88
Laurence M Danon	84	82	6	9	90	91
Lord Davies of Abersoch	129	125	3	2	132	127
Betsy D Holden	84	82	35	8	119	90
Ho KwonPing	84	82	1	1	85	83
Philip G Scott	114	110	5	11	119	121
Nicola S Mendelsohn(iii)	70	—	1	—	71	—
Alan JH Stewart(iii)	70	—	1	—	71	—

(i)

Benefits include a contracted car service, product allowance and expense reimbursements relating to travel, accommodation and subsistence in connection with the attendance of Board meetings during the year, which are deemed by HMRC to be taxable in the United Kingdom. The amounts in the single figure of total remuneration table above include the grossed-up cost of UK tax paid by the company on behalf of the directors. Benefits and total remuneration for the year ended 30 June 2014 have been

Governance (continued)

revised to include these taxable expenses. Directors who are not resident in the United Kingdom for five years or more have been treated as fully taxable in the United Kingdom on all of their expense reimbursements and this accounts for the increase in the taxable benefits cost in the year ended 30 June 2015 compared to the year ended 30 June 2014.
(ii)	£200,000 of Dr Franz B Humer’s remuneration in the year ended 30 June 2015 was used for the monthly purchase of Diageo ordinary shares, which must be retained until he retires from the company or ceases to be a Director for any other reason.
(iii)	Nicola S Mendelsohn and Alan JH Stewart were appointed to the board on 18 September 2014.

External appointments held by the Executive Directors

Executive Directors may accept external appointments as Non-Executive Directors of other companies and retain any related fees paid to them, subject to the specific approval of the Board in each case.

Ivan Menezes — During the year ended 30 June 2015, Ivan Menezes served as a Non-Executive Director of Coach Inc and earned fees of $75,000, which he retained. In line with the Coach Inc policy for outside directors, Ivan Menezes is eligible to be granted share options and restricted share units (RSUs). During the year ended 30 June 2015, he was granted 11,321 options at an option price of $33.46 and 2,301 RSUs (including dividends received) at a fair market value of $33.46 per share.

Deirdre Mahlan — During the year ended 30 June 2015, Deirdre Mahlan served as a Non-Executive Director of Experian plc and earned fees of £118,675, which she retained.

Relative importance of spend on pay

The graph below illustrates the relative importance of spend on pay (total remuneration of all group employees) compared with distributions to shareholders, and the percentage change from the year ended 30 June 2014 to the year ended 30 June 2015. Distributions to shareholders are total dividends. The Committee considers that there are no other significant distributions or payments of profit or cash flow.

Staff pay 1,242 1,180 (5.0%) Distributions to shareholders 1,228 1,341 9.2% Lm 0 500 1,000 1,500 2,000 2,500 3,000 2014 2015

Spend on pay includes exceptional restructuring costs, which were significantly higher in the year ended 30 June 2014 than in the year ended 30 June 2015. Spend on pay for the year ended 30 June 2015 includes the costs of USL employees.

Remuneration Committee

The Remuneration Committee consists of the following independent Non-Executive Directors: Peggy B Bruzelius, Laurence M Danon, Lord Davies of Abersoch, Betsy D Holden, Ho KwonPing, Philip G Scott, Nicola S Mendelsohn and Alan JH Stewart. Lord Davies is the Chairman of the Remuneration Committee. The Chairman of the Board and the Chief Executive may, by invitation, attend Remuneration Committee meetings except when their own remuneration is discussed. Diageo’s Global Human Resources Director and Capability, Performance and Reward Director are also invited from time to time by the Remuneration Committee to provide their views and advice. The Global Human Resources Director is not present when her own remuneration is discussed. The Chief Financial Officer may also attend to provide performance context to the Committee during its discussions about target setting. Information on meetings held and director attendance is disclosed in the corporate governance report.

Governance (continued)

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

External advisors

During the year ended 30 June 2015, the Remuneration Committee received advice from Kepler Associates (a brand of Mercer), appointed by the Committee in December 2013 following a tendering process, who provided independent advice on remuneration best practice and senior executive remuneration.

Kepler Associates is a signatory to, and abides by, the Remuneration Consultants Group Code of Conduct. Kepler’s parent company, Mercer, provides unrelated services to the company in the areas of all-employee reward and retirement benefits. The Remuneration Committee is satisfied that the advice it receives from Kepler is independent. During the year, Kepler supported the Committee in preparing this Directors’ remuneration report, provided advice on the design of the long term incentives, and calculated the TSR of Diageo and its peer companies for the 2011 and 2012 PSP awards and provided periodic updates on all outstanding performance cycles. The fees paid to Kepler Associates in relation to advice provided to the Committee were £86,618.

During the year, Linklaters provided advice on the AIP and the Directors’ remuneration report. Fees paid in relation to this advice were £26,298. Linklaters also provide other legal advice on certain corporate matters.

The Committee is satisfied that the Kepler Associates and Linklaters engagement partners and teams that provide remuneration advice to the Committee, do not have connections with Diageo that may impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts.

Additional remuneration survey data published by Aon Hewitt, Towers Watson, Mercer and PwC were presented to the Remuneration Committee during the year; Clifford Chance provided advice on the operation of share plans.

Statement of voting

The following table summarises the details of votes cast in respect of the resolutions on the directors’ remuneration policy and annual report on directors’ remuneration at the 2014 AGM.

	For	Against	Total votes cast	Abstentions
Directors’ remuneration policy
Total number of votes	1,663,866,061	43,275,688	1,707,141,749	18,288,488
Percentage of votes cast	97.47%	2.53%	100%	n/a
Annual report on remuneration
Total number of votes	1,643,966,601	50,619,135	1,694,585,736	30,844,578
Percentage of votes cast	97.01%	2.99%	100%	n/a

The Committee was pleased with the level of support shown for the remuneration policy and implementation report and appreciated the active participation of shareholders and their representative advisory bodies in consulting on executive remuneration matters.

Governance (continued)

ADDITIONAL INFORMATION

Emoluments and share interests of senior management

The total emoluments for the year ended 30 June 2015 of the Executive Directors, the Executive Committee members and the Company Secretary (together, the senior management) of Diageo comprising base salary, annual incentive plan, share incentive plan, termination payments and other benefits were £14.0 million (2014 – £10.4 million).

The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £16.7 million. In addition, they were granted 917,764 performance-based share options under the Diageo Long Term Incentive Plan (DLTIP) during the year at a weighted average share price of 1792 pence, exercisable by 2024 and 25,376 options not subject to performance under the DLTIP, which will vest in three years. In addition they were granted 4,677 options over ordinary shares under the UK savings-related share options scheme (SAYE). They were also awarded 860,111 performance shares under the DLTIP in September 2014, which will vest in three years subject to the performance tests described in the section on DLTIP awards made during the year ended 30 June 2015, 99,244 shares under the DIP, which will vest in September 2017, and 6,344 shares not subject to performance under the DLTIP, which will vest in September 2017.

Senior management options over ordinary shares

At 17 July 2015, the senior management had an aggregate beneficial interest in 1,572,131 ordinary shares in the company and in the following options over ordinary shares in the company:

	Number of options	Weighted average exercise price	Option period
Ivan Menezes	921,440	1561p	2010 – 2024
Deirdre Mahlan	839,792	1473p	2009 – 2024
Other(i)	1,809,328	1782p	2008 – 2025

Total	3,570,560

(i)	Other members of the Executive Committee and the Company Secretary.

Key management personnel related party transactions (audited)

Key management personnel of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary.

Diageo plc has granted rolling indemnities to the Directors and the Company Secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as Directors or Company Secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2015.

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

Statutory and audit requirements

This report was approved by a duly authorised Committee of the Board of Directors, on 29 July 2015 and was signed on its behalf by Lord Davies of Abersoch who is senior Non-Executive Director and Chairman of the Remuneration Committee.

Governance (continued)

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

KPMG LLP has audited the report to the extent required by the Regulations, being the sections headed Single total figure of remuneration for Executive Directors (and notes), Annual incentive plan (AIP), Long term incentive plans (LTIPs), Pension arrangements, Directors’ shareholding requirements and share and other interests, Outstanding share plan interests, Non-Executive Directors’ remuneration and Key management personnel related party transactions.

The annual report on remuneration is subject to shareholder approval at the AGM on 23 September 2015; the directors’ remuneration policy was approved by shareholders at the 2014 AGM.

Terms defined in this remuneration report are used solely herein.

Governance (continued)

DIRECTORS’ REPORT

The Directors have pleasure in submitting their Annual Report for the year ended 30 June 2015.

Annual General Meeting

The AGM will be held at The Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, London EC4V 3DB at 2.30 pm on Wednesday, 23 September 2015.

Directors

The Directors of the company who served during the year are shown in the section ‘Board of Directors and Company Secretary’ and ‘Executive Committee’ above.

In accordance with the UK Corporate Governance Code, other than Laurence Danon, who will step down from the Board after the AGM, all the Directors will retire by rotation at the AGM and offer themselves for re-election. The Non-Executive Directors proposed for re-election do not have service contracts. Emma Walmsley has been appointed, as a Non-Executive Director, with effect from 1 January 2016 and will offer herself for election at the 2016 AGM.

Further details of Directors’ contracts, remuneration and their interests in the shares of the company at 30 June 2015 are given in the Directors’ remuneration report.

The Directors’ powers are determined by UK legislation and Diageo’s articles of association. The Directors may exercise all the company’s powers provided that Diageo’s articles of association or applicable legislation do not stipulate that any powers must be exercised by the members.

Auditor

As disclosed in the Report of the Audit Committee, following a tender conducted during the year, PricewaterhouseCoopers LLP were selected as auditor of Diageo. Accordingly, a resolution will be proposed at the AGM on 23 September 2015 for the appointment of PricewaterhouseCoopers LLP as auditors of Diageo. KPMG LLP’s appointment will end at the conclusion of the AGM.

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

Corporate governance statement

The corporate governance statement, prepared in accordance with rule 7.2 of the Financial Conduct Authority’s Disclosure and Transparency Rules, comprises the following sections of the Annual Report: the ‘Corporate governance report’, ‘the Report of the Audit Committee’ and the ‘Additional information for shareholders’.

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

Governance (continued)

Other information

Other information relevant to the Directors’ report may be found in the following sections of the Annual Report:

Information (including that required by UK Listing Authority Listing Rule 9.8.4)	Location in Form 20-F
Amendment of articles of association	Additional information for shareholders – Articles of association
Directors – appointment and powers	Additional information for shareholders – Articles of association
Directors’ indemnities and compensation	Directors’ remuneration report; Financial statements – note 20 Related party transactions
Dividends	Strategic report – Unaudited financial information and group financial review
Employment Policies	Strategic report – Sustainability & responsibility; Strategic report – Sustainability & responsibility review
Events since 30 June 2015	Not applicable
Financial risk management	Financial statements – note 15 Financial instruments and risk management
Future developments	Chairman’s statement; Chief Executive’s Statement; Market Dynamics
Greenhouse gas emissions	Strategic report – Sustainability & responsibility review – Environment
Political donations	Corporate governance report
Purchase of own shares	Additional information for shareholders – Repurchase of own shares; Financial statements – note 17 Equity
Research and development	Financial Statements – note 3 Operating costs
Review of the business & principal risks and uncertainties	Chief Executive’s statement; Strategic report and Risk Management and principal risks
Share capital – structure, voting and other rights	Additional information for shareholders – Share capital and Articles of association; Financial statements – note 17 Equity
Share capital – employee share plan voting rights	Financial statements – note 17 Equity
Shareholdings in the company	Additional information for shareholders – Share capital
Sustainability and responsibility	Strategic report – How we will deliver our ambition: Sustainability & responsibility; Strategic report – Sustainability & responsibility review
Interest capitalised	Unaudited computation of ratio of earnings to fixed charges
Publication of unaudited financial information	Unaudited information
Details of long term incentive schemes	Directors’ remuneration report
Waiver of emoluments by a director	Not applicable
Waiver of future emoluments by a director	Not applicable
Non pre-emptive issues of equity for cash (including in respect of major unlisted subsidiaries)	Not applicable
Parent participation in a placing by a listed subsidiary	Not applicable
Contracts of significance	Not applicable
Provision of services by a controlling shareholder	Not applicable
Shareholder waivers of dividends	Note 17 Equity
Shareholder waivers of future dividends	Note 17 Equity
Agreements with controlling shareholders	Not applicable

The Directors’ report of Diageo plc for the year ended 30 June 2015 comprises these pages and the sections of the Annual Report referred to under ‘Directors’, ‘Corporate governance statement’ and ‘Other information’ above, which are incorporated into the Directors’ report by reference. In addition, certain disclosures required to be contained in the Directors’ report, have been incorporated into the ‘Strategic report’ as set out in ‘Other information’ above.

The Directors’ report was approved by a duly appointed and authorised committee of the Board of Directors on 29 July 2015 and signed on its behalf by Paul D Tunnacliffe, the Company Secretary.

Financial statements

Reports of independent registered public accounting firms

The Board of Directors and Stockholders

Diageo plc:

We have audited the accompanying consolidated balance sheets of Diageo plc and subsidiaries as of 30 June 2015 and 30 June 2014, and the related consolidated income statements, and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years then ended on pages 182 to 246, including the disclosures within the section ‘Directors’ shareholding requirements and share and other interests’ on page 171, and the section ‘Key management personnel related party transactions’ on page 176. These consolidated financial statements are the responsibility of Diageo plc’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2015 and 30 June 2014, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diageo plc’s internal control over financial reporting as of 30 June 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 29 July 2015 expressed an unqualified opinion on the effectiveness of the company’s internal control over financial reporting.

KPMG LLP

London, England

29 July 2015

Financial statements (continued)

The Board of Directors and Stockholders

Diageo plc:

We have audited the accompanying consolidated income statement, and consolidated statements of comprehensive income, changes in equity and cash flows of Diageo plc and subsidiaries for the year ended 30 June 2013 on pages 182 to 246, including the disclosures within the section ‘Directors’ shareholding requirements and share and other interests’ on page 171, and the section ‘Key management personnel related party transactions’ on page 176. These consolidated financial statements are the responsibility of Diageo plc’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of Diageo plc and subsidiaries and their cash flows for the year-ended 30 June 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union.

KPMG Audit Plc

London, England

30 July 2013, except as to notes 2 and 3(d) which are as of 16 March 2015

Financial statements (continued)

CONSOLIDATED INCOME STATEMENT

	Notes	Year ended 30 June 2015 £ million	Year ended 30 June 2014 £ million	Year ended 30 June 2013 £ million
Sales	2	15,966	13,980	15,276
Excise duties	3	(5,153)	(3,722)	(3,973)

Net sales	2	10,813	10,258	11,303
Cost of sales	3	(4,610)	(4,029)	(4,416)

Gross profit		6,203	6,229	6,887
Marketing	3	(1,629)	(1,620)	(1,769)
Other operating expenses	3	(1,777)	(1,902)	(1,738)

Operating profit		2,797	2,707	3,380
Non-operating items	4	373	140	(83)
Finance income	5	244	241	259
Finance charges	5	(656)	(629)	(716)
Share of after tax results of associates and joint ventures	6	175	252	217

Profit before taxation		2,933	2,711	3,057
Taxation	7	(466)	(447)	(507)

Profit from continuing operations		2,467	2,264	2,550
Discontinued operations	8	—	(83)	—

Profit for the year		2,467	2,181	2,550

Attributable to:
Equity shareholders of the parent company - continuing operations		2,381	2,331	2,452
- discontinued operations		—	(83)	—
Non-controlling interests - continuing operations		86	(67)	98

		2,467	2,181	2,550

		million	million	million
Weighted average number of shares
Shares in issue excluding own shares		2,505	2,506	2,502
Dilutive potential ordinary shares		12	11	15

		2,517	2,517	2,517

		pence	pence	pence
Basic earnings per share
Continuing operations		95.0	93.0	98.0
Discontinued operations		—	(3.3)	—

		95.0	89.7	98.0

Diluted earnings per share
Continuing operations		94.6	92.6	97.4
Discontinued operations		—	(3.3)	—

		94.6	89.3	97.4

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended 30 June 2015 £ million	Year ended 30 June 2014 £ million	Year ended 30 June 2013 £ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
– group	125	(169)	119
– associates and joint ventures	(10)	2	(19)
– non-controlling interests	(2)	—	—
Tax on post employment plans	(11)	20	(35)

	102	(147)	65
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
– group	(345)	(1,117)	37
– associates and joint ventures	(205)	(294)	108
– non-controlling interests	56	(120)	36
Exchange loss recycled to the income statement in respect of step acquisitions	88	—	—
Net investment hedges	269	398	(150)
Tax on exchange differences	30	12	3
Effective portion of changes in fair value of cash flow hedges
– (losses)/gains taken to other comprehensive income - group	(40)	59	(48)
– (losses)/gains taken to other comprehensive income - associates and joint ventures	(6)	(5)	7
– recycled to income statement	(58)	34	(33)
Tax on effective portion of changes in fair value of cash flow hedges	18	2	17
Fair value movements on available-for-sale investments
– gains taken to other comprehensive income - group	11	55	85
– gains taken to other comprehensive income - non-controlling interests	9	—	—
– recycled to income statement	—	(140)	—
Tax on available-for-sale fair value movements	(4)	—	—
Hyperinflation adjustment	18	11	4
Tax on hyperinflation adjustment	—	(2)	—

	(159)	(1,107)	66

Other comprehensive (loss)/income, net of tax, for the year	(57)	(1,254)	131
Profit for the year	2,467	2,181	2,550

Total comprehensive income for the year	2,410	927	2,681

Attributable to:
Equity shareholders of the parent company	2,261	1,114	2,547
Non-controlling interests	149	(187)	134

Total comprehensive income for the year	2,410	927	2,681

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

CONSOLIDATED BALANCE SHEET

		30 June 2015		30 June 2014
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	10	11,231		7,891
Property, plant and equipment	11	3,690		3,433
Biological assets		65		53
Investments in associates and joint ventures	6	2,076		3,201
Other investments	12	109		63
Other receivables	14	46		107
Other financial assets	15	292		250
Deferred tax assets	7	189		246
Post employment benefit assets	13	436		251

			18,134		15,495
Current assets
Inventories	14	4,574		4,222
Trade and other receivables	14	2,435		2,499
Assets held for sale		143		8
Other financial assets	15	46		118
Cash and cash equivalents	16	472		622

			7,670		7,469

Total assets			25,804		22,964

Current liabilities
Borrowings and bank overdrafts	16	(1,921)		(1,576)
Other financial liabilities	15	(156)		(146)
Trade and other payables	14	(2,943)		(2,800)
Liabilities held for sale		(3)		—
Corporate tax payable		(162)		(197)
Provisions	14	(105)		(132)

			(5,290)		(4,851)
Non-current liabilities
Borrowings	16	(7,917)		(7,638)
Other financial liabilities	15	(443)		(447)
Other payables	14	(69)		(94)
Provisions	14	(238)		(253)
Deferred tax liabilities	7	(1,896)		(1,365)
Post employment benefit liabilities	13	(695)		(726)

			(11,258)		(10,523)

Total liabilities			(16,548)		(15,374)

Net assets			9,256		7,590

Equity
Share capital	17	797		797
Share premium		1,346		1,345
Other reserves		1,994		2,243
Retained earnings		3,634		2,438

Equity attributable to equity shareholders of the parent company			7,771		6,823
Non-controlling interests	17		1,485		767

Total equity			9,256		7,590

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved by a duly appointed and authorised committee of the Board of Directors on 29 July 2015 and were signed on its behalf by Ivan Menezes and Deirdre Mahlan, Directors.

Financial statements (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

					Retained earnings/(deficit)
	Share capital £ million	Share premium £ million	Capital redemption reserve £ million	Hedging and exchange reserve £ million	Own shares £ million	Other retained earnings £ million	Total £ million	Equity attributable to parent company shareholders £ million	Non- controlling interests £ million	Total equity £ million
At 30 June 2012	797	1,344	3,146	67	(2,257)	2,491	234	5,588	1,204	6,792
Total comprehensive income	—	—	—	(59)	—	2,606	2,606	2,547	134	2,681
Employee share schemes	—	—	—	—	25	(34)	(9)	(9)	—	(9)
Share-based incentive plans	—	—	—	—	—	45	45	45	—	45
Share-based incentive plans in respect of associates	—	—	—	—	—	2	2	2	—	2
Tax on share-based incentive plans	—	—	—	—	—	30	30	30	—	30
Acquisitions	—	—	—	—	—	—	—	—	(21)	(21)
Change in fair value of put options	—	—	—	—	—	(7)	(7)	(7)	—	(7)
Purchase of non-controlling interests	—	—	—	—	—	(100)	(100)	(100)	(100)	(200)
Dividends paid	—	—	—	—	—	(1,125)	(1,125)	(1,125)	(100)	(1,225)
Transfers	—	—	—	—	—	65	65	65	(65)	—

At 30 June 2013	797	1,344	3,146	8	(2,232)	3,973	1,741	7,036	1,052	8,088
Total comprehensive income	—	—	—	(911)	—	2,025	2,025	1,114	(187)	927
Employee share schemes	—	—	—	—	(48)	(67)	(115)	(115)	—	(115)
Share-based incentive plans	—	—	—	—	—	37	37	37	—	37
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	1	1	1	—	1
Shares issued	—	1	—	—	—	—	—	1	—	1
Acquisitions	—	—	—	—	—	—	—	—	8	8
Change in fair value of put options	—	—	—	—	—	(7)	(7)	(7)	—	(7)
Purchase of non-controlling interests	—	—	—	—	—	(19)	(19)	(19)	(18)	(37)
Dividends paid	—	—	—	—	—	(1,228)	(1,228)	(1,228)	(88)	(1,316)

At 30 June 2014	797	1,345	3,146	(903)	(2,280)	4,718	2,438	6,823	767	7,590
Total comprehensive income	—	—	—	(249)	—	2,510	2,510	2,261	149	2,410
Employee share schemes	—	—	—	—	52	(58)	(6)	(6)	—	(6)
Share-based incentive plans	—	—	—	—	—	35	35	35	—	35
Share-based incentive plans in respect of associates	—	—	—	—	—	2	2	2	—	2
Tax on share-based incentive plans	—	—	—	—	—	4	4	4	—	4
Shares issued	—	1	—	—	—	—	—	1	—	1
Acquisitions	—	—	—	—	—	—	—	—	641	641
Change in fair value of put options	—	—	—	—	—	(9)	(9)	(9)	—	(9)
Disposal of non-controlling interests	—	—	—	—	—	1	1	1	—	1
Dividends paid	—	—	—	—	—	(1,341)	(1,341)	(1,341)	(72)	(1,413)

At 30 June 2015	797	1,346	3,146	(1,152)	(2,228)	5,862	3,634	7,771	1,485	9,256

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended 30 June 2015		Year ended 30 June 2014		Year ended 30 June 2013
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year		2,467		2,181		2,550
Discontinued operations		—		83		—
Taxation		466		447		507
Share of after tax results of associates and joint ventures		(175)		(252)		(217)
Net finance charges		412		388		457
Non-operating items		(373)		(140)		83

Operating profit			2,797		2,707		3,380
Increase in inventories		(204)		(229)		(268)
Decrease/(increase) in trade and other receivables		274		(276)		(350)
Increase/(decrease) in trade and other payables and provisions		47		(92)		66

Net decrease/(increase) in working capital			117		(597)		(552)
Depreciation, amortisation and impairment		440		629		398
Dividends received		183		228		220
Post employment payments less amounts included in operating profit		(70)		(196)		(487)
Other items		(11)		(80)		45

			542		581		176

Cash generated from operations			3,456		2,691		3,004
Interest received		183		143		130
Interest paid		(599)		(575)		(557)
Taxation paid		(489)		(469)		(544)

			(905)		(901)		(971)

Net cash from operating activities			2,551		1,790		2,033
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		52		80		39
Purchase of property, plant and equipment and computer software		(638)		(642)		(636)
Movements in loans and other investments		(2)		7		16
Sale of businesses	9	978		2		(16)
Acquisition of businesses	9	(1,284)		(536)		(644)

Net cash outflow from investing activities			(894)		(1,089)		(1,241)
Cash flows from financing activities
Proceeds from issue of share capital		1		1		—
Net purchase of own shares for share schemes		(8)		(113)		(11)
Dividends paid to non-controlling interests		(72)		(88)		(100)
Disposal of non-controlling interests		1		—		—
Purchase of shares of non-controlling interests	9	—		(37)		(200)
Proceeds from bonds	16	791		1,378		2,100
Repayment of bonds	16	(1,492)		(1,471)		(869)
Net movements on other borrowings	16	386		(64)		7
Equity dividends paid	17	(1,341)		(1,228)		(1,125)

Net cash outflow from financing activities			(1,734)		(1,622)		(198)

Net (decrease)/increase in net cash and cash equivalents	16		(77)		(921)		594
Exchange differences			(73)		(192)		36
Net cash and cash equivalents at beginning of the year			532		1,645		1,015

Net cash and cash equivalents at end of the year			382		532		1,645

Net cash and cash equivalents consist of:
Cash and cash equivalents	16		472		622		1,750
Bank overdrafts	16		(90)		(90)		(105)

			382		532		1,645

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

(a) Basis of preparation

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

(b) Going concern

The group has considerable financial resources available. At 30 June 2015 the group has cash and cash equivalents of £472 million and undrawn bank facilities of £2,229 million, with borrowings and bank overdrafts due within one year of £1,921 million. The group owns a diverse portfolio of beverage alcohol assets. With a globally diverse customer and supplier base the directors believe that the group is well positioned to manage its business and financial risks successfully.

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the consolidated financial statements.

(c) Consolidation

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

(d) Foreign currencies

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

Financial statements (continued)

The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2015, expressed in US dollars and euros per £1, were as follows:

	2015	2014	2013
US dollar
Income statement and cash flows(i)	1.57	1.63	1.57
Assets and liabilities(ii)	1.57	1.71	1.52
Euro
Income statement and cash flows(i)	1.31	1.20	1.21
Assets and liabilities(ii)	1.41	1.25	1.17

(i)	Weighted average rates
(ii)	Year end rates

The group uses foreign exchange hedges to mitigate the effect of exchange rate movements. For further information see note 15.

(e) Critical accounting estimates and judgements

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgements, are set out in detail in the relevant notes:

•	Exceptional items — page 197
•	Taxation — page 202
•	Business combinations — page 206
•	Brands, goodwill and other intangibles — page 209
•	Post employment benefits — page 216
•	Contingent liabilities and legal proceedings — page 240

In the year ended 30 June 2015 a significant judgement was made in respect of the exchange rate used to translate the group’s Venezuelan operations.

In February 2015, the Central Bank of Venezuela opened a new mechanism (known as SIMADI) that allows private and public companies to trade foreign currency with fewer restrictions than other mechanisms in Venezuela. As a result, the group has used the SIMADI exchange rate to consolidate its Venezuelan operations for the year ended 30 June 2015. For the year ended 30 June 2014, the group applied the Sicad II exchange rate to consolidate its operations in Venezuela.

Applying the SIMADI consolidation rate of $1 = VEF197.30 (£1 = VEF309.76) compared to the Sicad II rate of $1 = VEF49.98 (£1 = VEF85.47) would have reduced net assets and cash and cash equivalents as at 1 July 2014 by £60 million and £52 million, respectively, and would have reduced the previously reported net sales and operating profit for the year ended 30 June 2014 by £57 million and £36 million, respectively.

(f) New accounting policies

The following amendments to the accounting standards, issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the EU, have been adopted by the group from 1 July 2014 with no significant impact on the group’s consolidated results, financial position or disclosures:

•	IFRIC 21 — Levies
•	Amendment to IAS 19 — Defined benefit plans: Employee contributions
•	Amendment to IAS 32 — Offsetting financial assets and financial liabilities
•	Amendment to IAS 39 — Novation of derivatives and continuation of hedge accounting
•	Amendment to IFRS 2 — Share based payments – Definition of vesting conditions
•	Amendment to IFRS 3 — Accounting for contingent consideration in a business combination
•	Amendment to IFRS 3 — Scope exceptions for joint ventures
•	Amendment to IFRS 8 — Aggregation of operating segments and reconciliation of segment assets to entity’s assets
•	Amendment to IFRS 13 — Short term receivables and payables

Financial statements (continued)

The following standards issued by the IASB (not yet endorsed by the EU) have not yet been adopted by the group:

IFRS 9 — Financial instruments (effective in the year ending 30 June 2019) is ultimately intended to replace IAS 39 and covers the classification, measurement and derecognition of financial instruments together with a new hedge accounting model and new impairment methodology.

Based on a preliminary assessment the group believes that the adoption of IFRS 9 will have no significant impact on its consolidated results or financial position.

IFRS 15 — Revenue from contracts with customers (effective in the year ending 30 June 2019) is based on the principle that revenue is recognised when control of goods or services is transferred to the customer and provides a single, principles based five-step model to be applied to all sales contracts. It replaces the separate models for goods, services and construction contracts under current IFRS.

Based on a preliminary assessment the group believes that the adoption of IFRS 15 will have no significant impact on its consolidated results or financial position.

Amendments to IAS 16 and IAS 41 — Agriculture: Bearer Plants (effective in the year ending 30 June 2017) changes the accounting requirements for biological assets that meet the definition of bearer plants. These will be within the scope of IAS 16 and will be subject to all of the requirements therein. This includes the ability to choose between the cost model and revaluation model.

The group is currently considering the impact of the amendments on its consolidated results and financial position.

There are a number of amendments to IFRS, effective for the year ending 30 June 2016 and 30 June 2017, which are not expected to significantly impact the group’s consolidated results or financial position.

Financial statements (continued)

RESULTS FOR THE YEAR

This section explains the results and performance of the group for the three years ended 30 June 2015. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group’s share of results of associates and joint ventures, taxation and discontinued operations. For associates, joint ventures and taxation, balance sheet disclosures are also provided in this section.

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

In the year ended 30 June 2015 Diageo changed its internal reporting structure to reflect changes made to management responsibilities. As a result of this change, Diageo reports the following geographical segments both for management reporting purposes and in the external financial statements: North America; Europe; Africa; Latin America and Caribbean; Asia Pacific and Corporate. The geographical segments Western Europe and Africa, Eastern Europe and Turkey are no longer reported. Consequently, the segmental information (in parts (a) and (b) below) for the two years ended 30 June 2014 and 2013 has been restated to present the current internal reporting structure.

From 1 July 2013, the majority of the group’s supply operations (formerly the Global Supply segment) have been integrated into demand markets while the supply operations in the United Kingdom, Ireland and Italy, which manufacture products for other group companies, are operated by the International Supply Centre (ISC). The results of the ISC segment are allocated to the geographical segments for the purpose of explaining the group’s performance. The management reporting, at budget exchange rate, for the year ended 30 June 2013 was not restated as the integration of the non-ISC supply operations into the demand markets did not alter the externally reported net sales and operating profit before exceptional items of the geographical segments. The other segmental information in note 2(b) in respect of capital expenditures and depreciation, intangible asset amortisation and impairment for the year ended 30 June 2013 has been restated for the change in the reporting of the ISC.

Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel (disposed on 30 June 2015).

Financial statements (continued)

Diageo uses shared services operations, including captive and outsourced centres, to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Romania, Kenya, Colombia, the Philippines and India. The captive business service centre in Budapest also performs certain central finance activities, including elements of financial planning and reporting and treasury. The results of shared service operations are recharged to the regions.

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

In addition, for management reporting purposes Diageo presents separately the results of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

(a) Segmental information for the consolidated income statement — continuing operations

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2015
Sales	3,909	4,683	1,868	1,297	4,129	1,381	(1,381)	15,886	80	15,966

Net sales
At budgeted exchange rates(i)	3,462	2,666	1,457	1,105	1,291	1,485	(1,413)	10,053	82	10,135
Acquisitions and disposals	25	34	1	26	903	—	—	989	—	989
ISC allocation	9	44	4	8	7	(72)	—	—	—	—
Retranslation to actual exchange rates	(41)	(127)	(47)	(106)	12	(32)	32	(309)	(2)	(311)

Net sales	3,455	2,617	1,415	1,033	2,213	1,381	(1,381)	10,733	80	10,813

Operating profit/(loss)
At budgeted exchange rates(i)	1,477	779	329	314	303	75	—	3,277	(136)	3,141
Acquisitions and disposals	(3)	12	—	1	49	1	—	60	4	64
ISC allocation	10	47	4	8	7	(76)	—	—	—	—
Retranslation to actual exchange rates	(36)	(34)	(15)	(60)	(3)	—	—	(148)	9	(139)

Operating profit/(loss) before exceptional items	1,448	804	318	263	356	—	—	3,189	(123)	3,066
Exceptional items	(28)	(20)	(7)	(5)	(193)	(6)	—	(259)	(10)	(269)

Operating profit/(loss)	1,420	784	311	258	163	(6)	—	2,930	(133)	2,797

Non-operating items										373
Net finance charges										(412)
Share of after tax results of associates and joint ventures
- Moët Hennessy										164
- Other										11

Profit before taxation										2,933

Financial statements (continued)

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2014 (restated)
Sales	3,915	4,935	1,846	1,404	1,801	1,504	(1,504)	13,901	79	13,980

Net sales
At budgeted exchange rates(i)	3,563	2,824	1,506	1,311	1,446	1,595	(1,504)	10,741	79	10,820
Acquisitions and disposals	44	3	—	—	—	—	—	47	—	47
ISC allocation	12	56	5	10	8	(91)	—	—	—	—
Retranslation to actual exchange rates	(175)	(69)	(81)	(177)	(107)	—	—	(609)	—	(609)

Net sales	3,444	2,814	1,430	1,144	1,347	1,504	(1,504)	10,179	79	10,258

Operating profit/(loss)
At budgeted exchange rates(i)	1,535	838	366	397	333	84	—	3,553	(128)	3,425
Acquisitions and disposals	(12)	(3)	—	—	(19)	—	—	(34)	(2)	(36)
ISC allocation	11	52	4	9	8	(84)	—	—	—	—
Retranslation to actual exchange rates	(74)	(34)	(30)	(78)	(39)	—	—	(255)	—	(255)

Operating profit/(loss) before exceptional items	1,460	853	340	328	283	—	—	3,264	(130)	3,134
Exceptional items	(35)	(20)	(23)	(14)	(276)	(47)	—	(415)	(12)	(427)

Operating profit/(loss)	1,425	833	317	314	7	(47)	—	2,849	(142)	2,707

Non-operating items										140
Net finance charges										(388)
Share of after tax results of associates and joint ventures
- Moët Hennessy										246
- Other										6

Profit before taxation										2,711

Financial statements (continued)

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Global Supply £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2013 (restated)
Sales	4,262	5,074	2,014	1,741	2,109	2,648	(2,648)	15,200	76	15,276

Net sales
At budgeted exchange rates(i)	3,707	2,890	1,566	1,416	1,480	2,754	(2,667)	11,146	76	11,222
Acquisitions and disposals	—	49	14	66	119	—	—	248	—	248
Global Supply allocation	36	31	3	11	6	(87)	—	—	—	—
Retranslation to actual exchange rates	(20)	(55)	(19)	(40)	(33)	(19)	19	(167)	—	(167)

Net sales	3,723	2,915	1,564	1,453	1,572	2,648	(2,648)	11,227	76	11,303

Operating profit/(loss)
At budgeted exchange rates(i)	1,445	864	418	480	369	82	—	3,658	(154)	3,504
Acquisitions and disposals	—	15	2	—	22	—	—	39	—	39
Global Supply allocation	46	30	3	—	3	(82)	—	—	—	—
Retranslation to actual exchange rates	(13)	(6)	(23)	(12)	(13)	—	—	(67)	3	(64)

Operating profit/(loss) before exceptional items	1,478	903	400	468	381	—	—	3,630	(151)	3,479
Exceptional items	—	(31)	(5)	—	(1)	(62)	—	(99)	—	(99)

Operating profit/(loss)	1,478	872	395	468	380	(62)	—	3,531	(151)	3,380

Non-operating items										(83)
Net finance charges										(457)
Share of after tax results of associates and joint ventures
- Moët Hennessy										230
- Other										(13)

Profit before taxation										3,057

(i)	These items represent the IFRS 8 performance measures for the geographical and ISC/Global Supply segments.
(1)	The net sales figures for ISC/Global Supply reported to the executive committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC/Global Supply segment to the other operating segments, inter-segmental sales are not material.
(2)	The group’s net finance charges are managed centrally and are not attributable to individual operating segments.
(3)	Approximately 40% of annual net sales occur in the last four months of each calendar year.

Financial statements (continued)

(b) Other segmental information

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Corporate and other £ million	Total £ million
2015
Capital expenditure	95	34	140	53	42	233	41	638
Depreciation and intangible asset amortisation	(38)	(24)	(93)	(15)	(37)	(102)	(62)	(371)
Exceptional accelerated depreciation and impairment	(22)	—	—	(1)	—	—	—	(23)
Exceptional impairment of associate	—	—	—	—	(41)	—	—	(41)
Exceptional accelerated amortisation	—	—	—	—	—	—	(5)	(5)
2014 (restated)
Capital expenditure	65	28	154	39	25	280	51	642
Depreciation and intangible asset amortisation	(40)	(24)	(92)	(12)	(19)	(100)	(57)	(344)
Exceptional accelerated depreciation and impairment	(2)	—	—	—	(4)	(18)	(1)	(25)
Exceptional impairment of intangible assets	—	—	—	—	(260)	—	—	(260)
2013 (restated)
Capital expenditure	76	22	183	20	42	226	67	636
Depreciation, intangible asset amortisation and impairment	(37)	(25)	(92)	(13)	(20)	(89)	(49)	(325)
Exceptional accelerated depreciation	(4)	—	—	—	—	(19)	—	(23)
Exceptional impairment of intangible assets	—	(50)	—	—	—	—	—	(50)

(c) Category and geographic analysis

	Category analysis						Geographic analysis
	Spirits £ million	Beer £ million	Wine £ million	Ready to drink £ million	Other £ million	Total £ million	Great Britain £ million	United States £ million	Nether- lands £ million	India £ million	Rest of World £ million	Total £ million
2015
Sales(i)	12,052	2,562	479	703	170	15,966	1,765	3,592	54	2,463	8,092	15,966
Non-current assets(ii), (iii)	—	—	—	—	—	—	1,654	3,340	2,196	3,439	6,588	17,217
2014
Sales(i)	9,941	2,581	468	817	173	13,980	1,735	3,568	65	86	8,526	13,980
Non-current assets(ii), (iii)	—	—	—	—	—	—	1,625	3,097	2,100	802	7,124	14,748
2013
Sales(i)	10,957	2,776	503	902	138	15,276	1,718	3,939	65	75	9,479	15,276
Non-current assets(ii), (iii)	—	—	—	—	—	—	1,514	3,420	2,255	8	8,337	15,534

(i)	The geographical analysis of sales is based on the location of third party customers.
(ii)	The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates and joint ventures, other investments and non-current other receivables.
(iii)	The management information provided to the chief operating decision maker does not include an analysis of assets and liabilities by category and therefore is not disclosed.

Financial statements (continued)

3. OPERATING COSTS

	2015 £ million	2014 (restated) £ million	2013 £ million
Excise duties	5,153	3,722	3,973
Cost of sales	4,610	4,029	4,416
Marketing	1,629	1,620	1,769
Other operating expenses	1,777	1,902	1,738

	13,169	11,273	11,896

Comprising:
Excise duties – Great Britain	862	863	861
– United States	450	467	534
– India	1,472	33	25
– Other	2,369	2,359	2,553
Increase in inventories	(200)	(291)	(228)
Raw materials and consumables	2,725	2,327	2,404
Marketing	1,629	1,620	1,769
Other external charges (a)	2,017	1,810	2,192
Staff costs (d)	1,433	1,479	1,403
Depreciation, amortisation and impairment	440	629	398
Gains on disposal of properties	(26)	(25)	(1)
Net foreign exchange losses/(gains)	13	12	(1)
Other operating income	(15)	(10)	(13)

	13,169	11,273	11,896

(a) Other external charges

Other external charges include operating lease rentals for plant and equipment of £29 million (2014 – £30 million; 2013 – £27 million), other operating lease rentals (mainly properties) of £87 million (2014 – £85 million; 2013 – £93 million), research and development expenditure in respect of new drinks products and package design in the year leading up to product launch of £26 million (2014 – £24 million; 2013 – £21 million) and maintenance and repairs of £95 million (2014 – £72 million; 2013 – £88 million). The group has revised the disclosure of the 2014 comparative amounts by decreasing other external charges by £523 million with a corresponding increase in raw materials and consumables. The revised disclosure is consistent with the current year presentation.

(b) Exceptional operating items

Included in the table above are exceptional operating items as follows:

	2015 £ million	2014 £ million	2013 £ million
Other external charges	170	31	10
Staff costs
– Net charge in respect of restructuring programmes	30	111	36
– Pension changes – past service credits	—	—	(20)
Depreciation, amortisation and impairment
– Accelerated depreciation and amortisation	28	21	23
– Associate impairment	41	—	—
– Brand and tangible asset impairment	—	264	50

Total exceptional operating costs (note 4)	269	427	99

Cost of sales	25	23	27
Other operating expenses	244	404	72

Total exceptional operating costs (note 4)	269	427	99

Financial statements (continued)

(c) Auditor fees

Other external charges include the fees of the principal auditor of the group, KPMG LLP and its affiliates (KPMG):

	2015 £ million	2014 £ million	2013 £ million
Audit fees of these financial statements	3.6	3.4	3.5
Audit of financial statements of subsidiaries	2.7	2.3	2.4
Audit related assurance services(i)	1.6	1.6	1.6
Total audit fees (Audit fees)	7.9	7.3	7.5
Other services relevant to taxation (Tax fees)(ii)	0.8	0.6	1.1
Other assurance services (Audit related fees)(iii)	0.6	0.7	0.5
All other non-audit fees (All other fees)(iv)	0.7	0.4	1.1

	10.0	9.0	10.2

(i)	Audit related assurance services are principally in respect of reporting under section 404 of the US Sarbanes-Oxley Act and the review of the interim financial information.
(ii)	Other services relevant to taxation principally comprise tax advice in respect of transactions.
(iii)	Other assurance services comprise the aggregate fees for assurance and related services that are related to the performance of the audit or review of the financial statements and are not reported under ‘total audit fees’.
(iv)	All other non-audit fees are principally in respect of advisory and other services in respect of acquisitions and disposals.
(1)	Disclosure requirements for auditor fees in the United States are different from those required in the United Kingdom. The terminology by category required in the United States is disclosed in brackets in the above table. All figures are the same for the disclosures in the United Kingdom and the United States apart from £0.4 million (2014 – £0.4 million; 2013 – £0.4 million) of the costs in respect of the review of the interim financial information which would be included in audit related fees in the United States rather than audit fees.

Audit services by firms other than KPMG were not material in any of the years presented. KPMG fees for audit services in respect of employee pension plans were £0.4 million (2014 – £0.3 million; 2013 – £0.4 million).

(d) Staff costs and average number of employees

	2015 £ million	2014 £ million	2013 £ million
Aggregate remuneration
Wages and salaries	1,180	1,242	1,148
Share-based incentive plans	36	38	46
Employer’s social security	88	92	92
Employer’s pension
- defined benefit plans	103	91	97
- defined contribution plans	15	15	13
Other post employment plans	11	1	7

	1,433	1,479	1,403

The average number of employees on a full time equivalent basis (excluding employees of associates and joint ventures) was as follows:

	2015	2014 (restated)(i)	2013 (restated)(i)
North America	2,748	3,120	3,129
Europe	4,073	4,056	3,927
Africa	4,997	5,252	5,648
Latin America and Caribbean	3,166	3,002	3,031
Asia Pacific(ii)	10,520	3,985	4,075
ISC	4,291	4,431	4,878
Corporate and other	3,567	3,509	3,311

	33,362	27,355	27,999

(i)	In the year ended 30 June 2015 Diageo changed its internal reporting structure to reflect changes made to management responsibilities (see note 2). As a result comparative years have been restated.
(ii)	The average number of employees in Asia Pacific in the year ended 30 June 2015 increased primarily as a result of consolidating USL from 2 July 2014.

Financial statements (continued)

At 30 June 2015 the group had, on a full time equivalent basis, 32,409 (2014 – 26,588; 2013 – 28,056) employees. The average number of employees of the group, including part time employees, for the year was 34,179 (2014 – 27,958; 2013 – 28,545).

4. EXCEPTIONAL ITEMS

Accounting policies

IAS1 (Revised) – Presentation of financial statements requires material items of income and expense to be disclosed separately.

Critical accounting estimates and judgements

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements.

	2015 £ million	2014 £ million	2013 £ million
Items included in operating profit
Restructuring
Global efficiency programme (a)	(47)	(98)	—
Supply excellence review (b)	(35)	(35)	(25)
Irish brewing operations (c)	—	(30)	(36)
Global Supply operations	—	—	(8)
Other
Korea settlement (d)	(146)	—	—
Associate impairment (e)	(41)	—	—
Brand and tangible asset impairment (f)	—	(264)	(50)
Pension changes — past service credits	—	—	20

	(269)	(427)	(99)

Non-operating items
Step ups
United Spirits Limited (g)	103	140	—
Don Julio (h)	63	—	—
South Africa (i)	(10)	—	—
Sale of businesses
Bushmills (h)	174	—	—
Gleneagles Hotel (j)	73	—	—
Nuvo (k)	—	—	(83)
Other
Guarantee (l)	(30)	—	—

	373	140	(83)

Exceptional items before taxation	104	(287)	(182)
Items included in taxation (note 7)	51	99	55

Exceptional items in continuing operations	155	(188)	(127)
Discontinued operations net of taxation (note 8)	—	(83)	—

Total exceptional items	155	(271)	(127)

Attributable to:
Equity shareholders of the parent company	156	(146)
Non-controlling interests	(1)	(125)

Total exceptional items	155	(271)

Financial statements (continued)

(a) On 30 January 2014, Diageo announced its plan to restructure the organisation and deliver further operating efficiencies. This is in line with the principles implemented by the operating model review announced in 2011, and includes the reorganisation of teams in the markets working with regions and global functions, a reconfiguration of procurement, logistics and shared services and a transformation of information services. The charge is principally in respect of redundancies in all regions and the programme was completed by 30 June 2015.

(b) In March 2013, the group announced that its Global Supply and procurement operation will be refocused to enhance alignment between supply operations and Diageo’s markets. This is a continuation of the principles implemented by the operating model review announced in 2011. In addition, a number of initiatives were launched to consolidate and streamline the supply operations to create greater operating efficiencies. The charge over the three years ended 30 June 2015 is principally in respect of redundancies, accelerated depreciation and project costs in the United Kingdom, North America and Africa and the programme was completed by 30 June 2015.

(c) The group has centralised its brewing activities in Ireland at one site. This resulted in the closure of the breweries and associated activities at Dundalk, Kilkenny and Waterford. In the year ended 30 June 2015 the sites at Dundalk and Kilkenny were sold and the programme was completed.

(d) In the year ended 30 June 2015 £146 million was charged in respect of settlement of several related disputes with the Korean customs authorities regarding the transfer pricing methodology applicable to imported products. Total payments to settle these disputes in 2015 were £74 million as £87 million was paid to the customs authorities prior to 30 June 2014, and was previously accounted for as a receivable from Korean customs.

(e) In the year ended 30 June 2015 an exceptional impairment charge of £41 million was charged to other operating expenses in respect of the group’s 45.56% equity investment in Hanoi Liquor Joint Stock Company. For further details see note 6.

(f) In the year ended 30 June 2014 an exceptional impairment loss of £260 million in respect of the Shui Jing Fang brand and £4 million in respect of fixed assets was charged to other operating expenses — see note 10.

In the year ended 30 June 2013 an impairment loss of £50 million was charged to other operating expenses in respect of the Cacique brand.

(g) On 4 July 2013, the group acquired an additional 14.98% investment in United Spirits Limited (USL) which increased the group’s investment in USL from 10.04% to 25.02% and triggered a change in accounting from available-for-sale investments to associates. As a result, the difference of £140 million between the original cost of the investment and its fair value of £399 million was included in the income statement in the year ended 30 June 2014.

On 2 July 2014, with the completion of a tender offer, the group acquired an additional 26% investment in USL taking its investment to 54.78% (excluding 2.38% owned by the USL Benefit Trust). From 2 July 2014 the group accounted for USL as a subsidiary with a 43.91% non-controlling interests. As a result of USL becoming a subsidiary of the group a gain of £103 million arose, being the difference between the book value of the associate prior to the transaction and its fair value of £982 million. The gain is net of a £79 million cumulative exchange loss recycled from other comprehensive income and £10 million transaction costs.

(h) On 27 February 2015, the group completed the purchase of the 50% equity interest in Don Julio B.V. that it did not already own (giving Diageo 100% ownership of the brand and production facility) and the Mexican distribution business of Don Julio. As a result of Don Julio becoming a subsidiary of the group a gain of £63 million (net of transaction costs of £7 million) arose, being the difference between the book value of the joint venture prior to the transaction and the fair value of £115 million. In addition, the group reacquired the production and distribution for Smirnoff and Popov in Mexico.

As part of the transaction, Diageo also agreed to sell the equity share capital in its wholly owned subsidiary, The Old Bushmills Distillery Company Limited, resulting in an exceptional gain of £174 million.

(i) On 29 May 2015, Diageo acquired the remaining 50% equity stake of one of the group’s joint ventures in South Africa. The difference between the fair value and the book value of the 50% that Diageo already owned is disclosed as an exceptional step up loss.

(j) On 30 June 2015, Diageo completed the disposal of Gleneagles Hotels Limited to the Ennismore group.

(k) On 5 June 2013, the group disposed of its 71.25% interest in London Group, the owner of the Nuvo brand and its 20% equity interest in LNJ Group, LLC, the owner of the 22 Marquis brand at a loss of $126 million (£83 million).

Financial statements (continued)

(l) In the year ended 30 June 2015 a provision of £30 million was charged to the income statement in respect of a guarantee provided to a third party financial institution.

Cash payments included in cash generated from operations in respect of exceptional restructuring items, exceptional legal settlements, the guarantee settlement and thalidomide were as follows:

	2015 £ million	2014 £ million	2013 £ million
Exceptional restructuring	(117)	(104)	(61)
Korea settlement	(74)	—	—
Guarantee	(30)	—	—
Thalidomide	(19)	(59)	(23)

Total cash payments	(240)	(163)	(84)

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

Net other finance charges include items in respect of post employment plans, the discount unwind of long term obligations and hyperinflation charges. The results of operations in hyperinflationary economies are adjusted to reflect the changes in the purchasing power of the local currency of the entity before being translated to sterling.

	2015 £ million	2014 £ million	2013 £ million
Interest income	162	109	99
Fair value gain on interest rate instruments	61	115	155

Total interest income	223	224	254

Interest charge on bank loans and overdrafts	(102)	(40)	(28)
Interest charge on finance leases	(17)	(20)	(20)
Interest charge on all other borrowings	(409)	(395)	(454)
Fair value loss on interest rate instruments	(55)	(117)	(151)

Total interest charges	(583)	(572)	(653)

Net interest charges	(360)	(348)	(399)

Net finance income in respect of post employment plans in surplus (note 13)	13	17	—
Other finance income	8	—	5

Total other finance income	21	17	5

Net finance charge in respect of post employment plans in deficit (note 13)	(26)	(29)	(38)
Unwinding of discounts	(14)	(9)	(16)
Change in financial liability	(13)	—	—
Hyperinflation adjustment	(17)	(13)	(4)
Other finance charges	(3)	(6)	(5)

Total other finance charges	(73)	(57)	(63)

Net other finance charges	(52)	(40)	(58)

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

Diageo’s principal associate at 30 June 2015 was Moët Hennessy (2014 – Moët Hennessy and USL).

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

For the year ended 30 June 2014 Diageo equity accounted for its investment in USL, the leading spirits company in India, as an associate. On 2 July 2014, with the completion of the tender offer the group acquired an additional 26% investment in USL taking its investment to 54.78% (excluding 2.38% owned by the USL Benefit Trust). From 2 July 2014 the carrying value of the associate of £790 million was derecognised and the group accounted for USL as a subsidiary with 43.91% non-controlling interests.

On 27 February 2015, Diageo acquired the 50% of Don Julio B.V. that it did not already own and the carrying value of the joint venture of £40 million was derecognised and the group accounted for Don Julio B.V. as a subsidiary.

On 29 May 2015, Diageo acquired the remaining 50% equity stake of one of the group’s joint ventures in South Africa that it did not already own. From that date the carrying value of the joint venture of £22 million was derecognised and the group accounted for it as a subsidiary.

Financial statements (continued)

(a) An analysis of the movement in the group’s investments in associates and joint ventures is as follows:

	Moët Hennessy £ million	USL and others £ million	Total £ million
Cost less provisions
At 30 June 2013	2,204	317	2,521
Exchange differences	(169)	(125)	(294)
Additions	—	483	483
Transfer from other investments	—	399	399
Share of profit after tax	246	6	252
Dividends	(197)	(31)	(228)
Share of tax attributable to shareholders	68	—	68

At 30 June 2014	2,152	1,049	3,201
Exchange differences	(200)	(5)	(205)
Capital injection	—	21	21
Step acquisitions	—	(852)	(852)
Share of profit after tax	164	11	175
Transfer to assets held for sale(i)	—	(82)	(82)
Dividends	(148)	(35)	(183)
Share of tax attributable to shareholders	56	—	56
Impairment charge(ii)	—	(41)	(41)
Share of movements in other comprehensive income and equity	(14)	—	(14)

At 30 June 2015	2,010	66	2,076

(i)	On 28 July 2015, Diageo has agreed to dispose its equity interests in and loans to DHN Drinks, Sedibeng Limited and Namibia Breweries Limited. The cash consideration receivable is in excess of the aggregate book value. The net balances have been transferred to assets held for sale in the consolidated balance sheet as at 30 June 2015.
(ii)	In the year ended 30 June 2015 an exceptional impairment charge of £41 million was charged to other operating expenses in respect of the group’s 45.56% equity investment in Hanoi Liquor Joint Stock Company (Halico). Forecast and long term growth assumptions have been reduced principally due to increased competition in the Vietnamese spirits market and synergies arising at a slower rate than originally anticipated. A pre-tax discount rate of 18% (2014 – 17%) has been used to calculate the net present value of the cash flows generated by Halico.

(b) Income statement information for the three years ended 30 June 2015 and balance sheet information as at 30 June 2015 and 30 June 2014 of all associates and joint ventures aggregating 100% of the results of each investment, is as follows:

	2015		2014			2013
	Moët Hennessy(i) £ million	Others £ million	Moët Hennessy(i) £ million	USL(ii) £ million	Others £ million	Moët Hennessy(i) £ million	Others £ million
Net sales	3,215	1,147	3,329	1,188	1,164	3,463	1,058
Profit for the year	482	34	722	—	27	677	(12)
Total comprehensive income	588	34	639	—	27	620	(18)

(i)	Moët Hennessy prepares its financial statements under IFRS as endorsed by the EU in euros to 31 December each year. The results are adjusted for alignment to Diageo accounting policies and are not the same as the Wines & Spirits division of LVMH. They are translated at £1 = €1.31 (2014 – £1 = €1.20; 2013 – £1 = €1.21).
(ii)	USL prepares its financial statements under Indian GAAP in Indian rupees to 31 March each year. The results are adjusted for alignment to Diageo accounting policies and are not the same as published by USL. The results for the year ended 30 June 2014 were translated at £1 = INR99.96.

Financial statements (continued)

	2015		2014
	Moët Hennessy(i) £ million	Others £ million	Moët Hennessy(i) £ million	USL(ii) £ million	Others £ million
Non-current assets	3,251	166	3,498	2,079	647
Current assets	5,118	162	5,312	867	427

Total assets	8,369	328	8,810	2,946	1,074

Non-current liabilities	(894)	(71)	(924)	(577)	(234)
Current liabilities	(1,562)	(103)	(1,558)	(909)	(302)

Total liabilities	(2,456)	(174)	(2,482)	(1,486)	(536)

Net assets	5,913	154	6,328	1,460	538

(i)	Including acquisition fair value adjustments principally in respect of Moët Hennessy’s brands and translated at £1 = €1.41 (2014 – £1 = €1.25).
(ii)	Including acquisition fair value adjustments principally in respect of USL’s brands and translated at £1 = INR102.93.

(c) Information on transactions between the group and its associates and joint ventures is disclosed in note 20.

(d) Investments in associates and joint ventures comprise the cost of shares less goodwill written off on acquisitions prior to 1 July 1998 of £974 million (2014 – £2,144 million), plus the group’s share of post acquisition reserves of £1,102 million (2014 – £1,057 million).

(e) The associates and joint ventures have not reported in their latest financial statements any material contingent liabilities.

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

Financial statements (continued)

The evaluation of deferred tax assets recoverability requires judgements to be made regarding the availability of future taxable income.

(a) Analysis of taxation charge for the year

	United Kingdom			Rest of world			Total
	2015 £ million	2014 £ million	2013 £ million	2015 £ million	2014 £ million	2013 £ million	2015 £ million	2014 £ million	2013 £ million
Current tax
Current year	75	102	63	381	361	370	456	463	433
Adjustments in respect of prior years	—	(4)	3	(15)	(8)	9	(15)	(12)	12

	75	98	66	366	353	379	441	451	445

Deferred tax
Origination and reversal of temporary differences	(7)	(32)	(46)	11	27	82	4	(5)	36
Changes in tax rates	–	4	10	(1)	—	(3)	(1)	4	7
Adjustments in respect of prior years	10	(22)	21	12	19	(2)	22	(3)	19

	3	(50)	(15)	22	46	77	25	(4)	62

Taxation on profit from continuing operations	78	48	51	388	399	456	466	447	507

(b) Exceptional tax (credits)/charges

The taxation charge includes the following exceptional items:

	2015 £ million	2014 £ million	2013 £ million
Restructuring	(21)	(34)	(14)
Korea settlement	(30)	—	—
Brand impairment	—	(65)	(16)
Sale of businesses	—	—	(28)
Other	—	—	3

	(51)	(99)	(55)

(c) Taxation rate reconciliation and factors that may affect future tax charges

	2015 £ million	2014 £ million	2013 £ million
Profit from continuing operations before taxation	2,933	2,711	3,057

Notional charge at UK corporation tax rate of 20.75% (2014 – 22.5%; 2013 – 23.75%)	608	610	726
Elimination of notional tax on share of after tax results of associates and joint ventures	(36)	(56)	(46)
Differences in overseas tax rates	64	33	(5)
Items not chargeable	(358)	(283)	(331)
Items not deductible	182	154	125
Changes in tax rates	(1)	4	7
Adjustments in respect of prior years	7	(15)	31

Tax charge for the year	466	447	507

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

(d) Deferred tax assets and liabilities

The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax assets/(liabilities):

	Property, plant and equipment £ million	Intangible assets £ million	Post employment plans £ million	Tax losses £ million	Other temporary differences £ million	Total £ million
At 30 June 2013	(164)	(1,526)	109	108	248	(1,225)
Exchange differences	29	154	(14)	(7)	(17)	145
Recognised in income statement — continuing operations	9	11	17	12	(45)	4
Recognised in income statement — discontinued operations	—	—	—	—	8	8
Recognised in other comprehensive income and equity	—	—	(12)	—	(39)	(51)

At 30 June 2014	(126)	(1,361)	100	113	155	(1,119)
Exchange differences	11	(79)	(1)	(5)	(6)	(80)
Recognised in income statement — continuing operations	1	(55)	14	(30)	45	(25)
Recognised in other comprehensive income and equity	—	—	(73)	25	4	(44)
Acquisition of businesses	(16)	(446)	2	—	(12)	(472)
Reclassification	—	14	41	—	(55)	—
Sale of businesses	6	29	(2)	—	—	33

At 30 June 2015	(124)	(1,898)	81	103	131	(1,707)

Deferred tax on other temporary differences includes items such as the thalidomide provisions, restructuring provisions, share-based payments and intra group sales of products.

After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2015 £ million	2014 £ million
Deferred tax assets	189	246
Deferred tax liabilities	(1,896)	(1,365)

	(1,707)	(1,119)

The deferred tax assets of £189 million includes £113 million (2014 – £152 million) arising in jurisdictions with prior year taxable losses. The majority of the asset is in respect of tax losses in the United Kingdom, which primarily arose following material pension funding payments. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, most of which can be carried forward indefinitely.

Financial statements (continued)

(e) Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following tax losses:

	2015 £ million	2014 £ million
Capital losses - indefinite	72	73
Trading losses - indefinite	74	102
Trading losses - expiry dates up to 2025	2	1

	148	176

(f) Unrecognised deferred tax liabilities

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

The aggregate amount of temporary differences in respect of investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately £14.5 billion (2014 – £13.3 billion).

8. DISCONTINUED OPERATIONS

Accounting policies

Discontinued operations comprise disposal groups where they represent a major line of business or geographical area of operations or business activities that the group no longer participates in or did not form part of the group’s operations.

Discontinued operations in the year ended 30 June 2014 comprised a charge after taxation of £83 million (£91 million less tax of £8 million) in respect of the settlement of thalidomide litigation in Australia and New Zealand and anticipated future payments to thalidomide organisations.

Financial statements (continued)

OPERATING ASSETS AND LIABILITIES

This section describes the assets used to generate the group’s performance and the liabilities incurred. Liabilities relating to the group’s financing activities are included in section ‘Risk management and capital structure’ and balance sheet information in respect of associates, joint ventures and taxation are covered in section ‘Results for the year’. This section also provides detailed disclosures on the group’s recent acquisitions and performance and financial position of its defined benefit post-employment plans.

9. ACQUISITION AND SALE OF BUSINESSES AND PURCHASE OF NON-CONTROLLING INTERESTS

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

Financial statements (continued)

(a) Acquisition of businesses

Fair value of net assets acquired and cash consideration paid in respect of acquisition of businesses and purchase of shares of non-controlling interests in the three years ended 30 June 2015 were as follows:

	Net assets acquired and consideration
	USL £ million	Don Julio £ million	Other £ million	2015 Total £ million	2014 £ million	2013 £ million
Brands and other intangibles	1,721	220	—	1,941	10	109
Property, plant and equipment	248	10	17	275	1	43
Biological assets	—	5	—	5	—	1
Investments	58	—	—	58	—	—
Inventories	217	27	3	247	1	16
Assets and liabilities held for sale	401	—	—	401	—	—
Other working capital	61	6	(5)	62	1	(5)
Current tax	(35)	(1)	1	(35)	—	—
Deferred tax	(407)	(65)	—	(472)	—	10
Cash	50	10	4	64	—	—
Borrowings	(847)	—	(22)	(869)	—	—
Post employment benefit liabilities	(7)	—	—	(7)	—	(1)

Fair value of assets and liabilities	1,460	212	(2)	1,670	13	173
Goodwill arising on acquisition	1,281	105	33	1,419	16	83
Non-controlling interests	(641)	—	—	(641)	(8)	21
Step acquisitions	(982)	(115)	(16)	(1,113)	—	—

Consideration payable	1,118	202	15	1,335	21	277

Satisfied by:
Cash consideration paid	1,118	202	14	1,334	28	284
Deferred/contingent consideration payable	—	—	1	1	1	(7)
Receivables from non-controlling interests	—	—	—	—	(8)	—

	1,118	202	15	1,335	21	277

Cash consideration paid for investment in USL	1,118	—	—	1,118	474	274
Cash consideration paid for investments in other subsidiaries	—	202	14	216	28	284
Cash consideration paid for investments in associates	—	—	—	—	2	25
Purchase consideration paid in respect of prior year acquisitions	—	—	4	4	14	9
Capital injection in associates	—	—	21	21	7	52
Cash acquired	(50)	(10)	(4)	(64)	—	—
Deposit (refunded)/paid	(11)	—	—	(11)	11	—

Net cash outflow on acquisition of businesses	1,057	192	35	1,284	536	644
Purchase of shares of non-controlling interests	—	—	—	—	37	200

Total net cash outflow	1,057	192	35	1,284	573	844

United Spirits Limited (USL)

On 2 July 2014, with the completion of a tender offer the group acquired an additional 26% investment in USL, the leading spirits company in India, for INR 114.5 billion (£1,118 million) taking its investment to 54.78% (excluding 2.38% owned by the USL Benefit Trust). From 2 July 2014 the group accounted for USL as a subsidiary with a 43.91% non-controlling interests.

Financial statements (continued)

USL has been fully consolidated for the period 2 July 2014 to 30 June 2015, and in that period contributed net sales of £921 million, operating profit of £48 million and a £15 million loss after tax (both net of transaction costs of £5 million). In addition, directly attributable integration and transaction costs of £15 million (2014 – £18 million) have been included in other external charges in the year.

The goodwill acquired represents synergies arising from the acquisition and the extension of the group’s portfolio of brands to Indian consumers.

Don Julio

On 27 February 2015 Diageo purchased the 50% equity interest in Don Julio that it did not already own from Casa Cuervo. Don Julio is the brand owner of Don Julio tequila and manufactures the spirit in Mexico. Don Julio has been fully consolidated for the period 27 February to 30 June 2015, and in that period contributed net sales of £23 million and £6 million of operating profit. In addition, directly attributable integration and transaction costs of £8 million (2014 – £2 million) have been included in other external charges in the year. The fair values of the assets and liabilities acquired are provisional and will be finalised in the year ending 30 June 2016.

Other

On 29 May 2015 the group also acquired the remaining 50% equity stake of one of the group’s joint ventures in South Africa. The fair values of the assets and liabilities acquired are provisional and will be finalised in the year ending 30 June 2016.

Prior year acquisitions

In previous years, Diageo has made a number of acquisitions of brands, distribution rights and equity interests in drinks businesses. In the two years ended 30 June 2014 the following acquisitions have been made:

		Fair value of net assets acquired
	Cash paid(i) £ million	Brands £ million	Goodwill £ million	Other £ million	Location	Principal brands acquired	Status

United Spirits Limited(ii) 13 May 2013 to 31 January 2014	768	—	—	—	India	McDowell’s No.1 whisky, rum and brandy, Black Dog, Signature, Antiquity and Bagpiper whisky and other Indian whisky, brandy and rum products	Acquisition of 28.78% investment in United Spirits Limited (see note 6)

SJF Holdco and Shuijingfang 27 January 2007 to 2 August 2013	302	502	115	46	China	Shui Jing Fang Chinese white spirit	Acquisition of a 100% equity stake in SJF Holdco which owns a 39.7% controlling equity interest in Shuijingfang. The group controlled Shuijingfang from 29 June 2012.

Ypióca 9 August 2012	284	145	79	60	Brazil	Ypióca cachaça	Acquisition of 100% of the equity share capital of Ypióca Bebidas S.A.

Other(iii)	55	10	16	29

(i)	Includes amounts paid in respect of these acquisitions prior to 30 June 2012.
(ii)	Excludes £1,118 million paid for additional 26% investment in USL on 2 July 2014 and includes transaction costs of £33 million on the initial acquisition of shares in USL when the investment was accounted for as an associate.
(iii)	Other primarily includes acquisitions in the United States and South Africa.

Financial statements (continued)

(b) Sale of businesses

Cash consideration received and net assets disposed of in respect of sale of businesses in the year ended 30 June 2015 were as follows:

	2015
	Bushmills £ million	Other £ million	Total £ million
Sale consideration
Cash received in year	458	543	1,001
Cash disposed of	(2)	(15)	(17)
Transaction costs paid	(6)	—	(6)

Net cash received	450	528	978

Transaction costs payable	(1)	(2)	(3)
Deferred consideration payable	(3)	—	(3)

	446	526	972

Net assets disposed of
Brands	(144)	—	(144)
Goodwill	(44)	—	(44)
Property, plant and equipment	(51)	(67)	(118)
Assets and liabilities held for sale	—	(404)	(404)
Inventories	(75)	(3)	(78)
Other working capital	4	15	19
Post employment benefit liabilities	7	3	10
Current tax	1	—	1
Deferred tax	30	3	33

	(272)	(453)	(725)

Gain on disposal before and after taxation	174	73	247

On 27 February 2015, the group disposed of the entire share capital of The Old Bushmills Distillery Company Limited to Jose Cuervo Overseas. In the period of 1 July 2014 to 27 February 2015, Bushmills contributed net sales of £50 million (in the year ended 30 June 2014 – £60 million; 2013 – £55 million), operating profit of £22 million (in the year ended 30 June 2014 – £28 million; 2013 – £23 million) and profit after taxation of £17 million (in the year ended 30 June 2014 – £20 million; 2013 – £16 million).

Other includes businesses disposed of following the acquisition of USL including the net cash receipt of £391 million on the sale of the Whyte and Mackay Group on 31 October 2014. It also includes the proceeds and net assets following the disposal of Gleneagles Hotels Limited on 30 June 2015. In the year ended 30 June 2015, Gleneagles Hotel contributed net sales of £48 million (2014 – £45 million; 2013 – £40 million) and operating profit of £4 million (2014 – £2 million; 2013 – nil).

In the year ended 30 June 2013, the group disposed of its interest in London Group, the owner of the Nuvo brand (see note 4).

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

Financial statements (continued)

Amortisation and impairment of intangible assets is based on their useful economic lives and are amortised on a straight-line basis over those lives and reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised and are reviewed for impairment at least annually or when there is an indication that the assets may be impaired. Impairment reviews compare the net carrying value with the recoverable amount (value in use or fair value less cost to sell). Amortisation and any impairment write downs are charged to other operating expenses in the income statement.

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

	Brands £ million	Goodwill £ million	Other intangibles £ million	Computer software £ million	Total £ million
Cost
At 30 June 2013	6,397	1,395	1,255	471	9,518
Exchange differences	(568)	(197)	(134)	(20)	(919)
Acquisition of businesses	10	16	—	—	26
Other additions	—	—	—	44	44
Disposals	—	(1)	—	(2)	(3)

At 30 June 2014	5,839	1,213	1,121	493	8,666
Exchange differences	157	(57)	96	(7)	189
Acquisition of businesses	1,903	1,419	38	—	3,360
Sale of businesses	(144)	(44)	—	—	(188)
Other additions	—	—	1	40	41
Other disposals	—	—	—	(15)	(15)

At 30 June 2015	7,755	2,531	1,256	511	12,053

Amortisation and impairment
At 30 June 2013	185	18	55	247	505
Exchange differences	(13)	(6)	(2)	(15)	(36)
Amortisation for the year	—	—	3	44	47
Exceptional impairment	260	—	—	—	260
Disposals	—	—	—	(1)	(1)

At 30 June 2014	432	12	56	275	775
Exchange differences	3	(2)	—	(2)	(1)
Amortisation for the year	—	—	4	56	60
Other disposals	—	—	—	(12)	(12)

At 30 June 2015	435	10	60	317	822

Carrying amount
At 30 June 2015	7,320	2,521	1,196	194	11,231

At 30 June 2014	5,407	1,201	1,065	218	7,891

At 30 June 2013	6,212	1,377	1,200	224	9,013

Financial statements (continued)

(a) Brands

At 30 June 2015, the principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2015 £ million	2014 £ million
McDowell’s No.1 whisky, rum and brandy	India	972	—
Crown Royal whisky	United States	933	856
Captain Morgan	Global	765	702
Johnnie Walker whisky	Global	625	625
Smirnoff vodka	Global	525	482
Windsor Premier whisky	Korea	494	501
Yenì Raki	Turkey	403	469
Shui Jing Fang Chinese white spirit	Greater China	232	214
Don Julio tequila	United States	206	—
Signature whisky	India	183	—
Bell’s whisky	South Africa	179	179
Black Dog whisky	India	154	—
Antiquity whisky	India	151	—
Seagram’s 7 Crown whiskey	United States	142	130
Zacapa rum	Global	122	112
Seagram’s VO whisky	United States	121	111
Gordon’s gin	Western Europe	119	119
Bagpiper whisky	India	104	—
Ypióca cachaça	Brazil	94	121
Other brands		796	786

		7,320	5,407

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

(b) Goodwill

For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units:

	2015 £ million	2014 £ million
North America – US Spirits and Wines	217	199
Europe
– Western Europe	106	165
– Turkey	409	476
Africa – Africa Regional Markets	86	83
Latin America and Caribbean – Mexico	98	—
Asia Pacific
– Greater China	117	107
– India	1,320	2
Other cash-generating units	168	169

	2,521	1,201

Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise Diageo’s distribution network to leverage marketing of the acquired products and the extension of the group’s portfolio of brands in new markets around the world.

Financial statements (continued)

(c) Other intangibles

Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the Directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2015 was £1,147 million (2014 – £1,053 million).

(d) Impairment testing

Impairment tests are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverable amounts are calculated based on value in use or fair value less cost to sell approach. The value in use calculations are based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. Where a subsidiary is dominant within a cash-generating unit and its shares are publicly traded, the value of the cash-generating unit may be supported by calculating fair value less costs to sell based on quoted market share prices.

Cash flows

Cash flows are forecast for each brand, other intangible and cash-generating unit for the financial year, which is approved by management and reflects expectations of sales growth, operating costs and margin, based on past experience and external sources of information.

Discount rate

The discount rates used are the weighted average cost of capital which reflects the returns on government bonds specific to the cash-generating units to which the goodwill is attributed or the countries where the brands are sold or returns on government bonds issued by triple ‘A’ rated countries with a maturity of ten years, and an equity risk premium adjusted for specific industry. Further risk premiums are applied according to management’s assessment of the risks in respect of the individual cash flows. The group applies post-tax discount rates to post-tax cash flows as the valuation calculated using this method closely approximates to applying pre-tax discount rates to pre-tax cash flows.

Long term growth rate, period of growth and terminal growth rate

The terminal growth rates applied at the end of the forecast period are the long term annual inflation rate of the country obtained from external sources. For some intangible assets, management expects to achieve growth, driven by Diageo’s sales, marketing and distribution expertise, which is significantly in excess of the terminal growth rates for the applicable countries or regions. In these circumstances, the recoverable amount is calculated based on a five-year detailed plan and extended by up to an additional ten years using the annual growth rate of the real gross domestic product (GDP) of the country or region aggregated with its inflation rate, adjusted to take into account circumstances specific to the group. In the calculation of the terminal value, a maximum of the long term annual inflation rate of the country is used as the terminal growth rate.

For goodwill, these assumptions are based on the cash-generating unit or group of units to which the goodwill is attributed. For brands, they are based on a weighted average taking into account the country or countries where sales are made.

Financial statements (continued)

The pre-tax discount rates and terminal growth rates used for impairment testing are as follows:

	2015		2014
	Pre-tax discount rate(i) %	Terminal growth rate %	Pre-tax discount rate(i) %	Terminal growth rate %
North America – United States	9	2	10	2
Europe
– Western Europe	10	2	11	2
– Turkey	15	5	16	5
Africa
– Africa Regional Markets	21	6	22	5
– South Africa	19	5	16	5
Latin America and Caribbean
– Brazil	13	5	13	5
– Mexico	20	3	16	3
Asia Pacific
– Korea	9	3	11	3
– Greater China	11	3	12	3
– India	19	6	18	6

(i)	Before additional risk premiums.

In the year ended 30 June 2014 there were impairment charges of £260 million and £4 million in respect of the Shui Jing Fang brand and tangible assets, respectively.

(e) Sensitivity to change in key assumptions

Impairment testing for the year ended 30 June 2015 has identified the Ypióca and Shui Jing Fang brands and goodwill allocated to Africa Regional Markets as being sensitive to reasonably possible changes in assumptions due to the challenging market conditions. Ypióca and Shui Jing Fang brands and goodwill allocated to Africa Regional Markets would be impaired if there is an increase in discount rates of 1ppt by £16 million, £7 million and £21 million, respectively; or a decrease in forecast annual cash flows of 10% by £15 million, £20 million or £29 million, respectively.

It remains possible that changes in assumptions used to support Shui Jing Fang and Ypióca brands and goodwill allocated to Africa Regional Markets could be in excess of those indicated above.

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

Financial statements (continued)

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

	Land and buildings £ million	Plant and equipment £ million	Fixtures and fittings £ million	Returnable bottles and crates £ million	Under construction £ million	Total £ million
Cost
At 30 June 2013	1,325	3,301	125	499	377	5,627
Exchange differences	(97)	(270)	(13)	(61)	(28)	(469)
Acquisition of businesses	1	—	—	—	—	1
Other additions	68	204	18	32	318	640
Disposals	(49)	(221)	(10)	(17)	—	(297)
Transfers	85	205	—	24	(314)	—

At 30 June 2014	1,333	3,219	120	477	353	5,502
Exchange differences	(40)	(119)	(5)	(44)	(11)	(219)
Acquisition of businesses	148	110	4	—	13	275
Sale of businesses	(105)	(73)	(7)	—	(1)	(186)
Other additions	51	181	13	35	297	577
Other disposals	(13)	(66)	(3)	(20)	(1)	(103)
Transfers	73	210	3	16	(302)	—

At 30 June 2015	1,447	3,462	125	464	348	5,846

Depreciation
At 30 June 2013	386	1,436	89	291	—	2,202
Exchange differences	(31)	(118)	(10)	(31)	—	(190)
Depreciation charge for the year	75	170	11	41	—	297
Exceptional accelerated depreciation and impairment	1	19	1	—	4	25
Disposals	(40)	(209)	(10)	(6)	—	(265)

At 30 June 2014	391	1,298	81	295	4	2,069
Exchange differences	(8)	(64)	(6)	(28)	—	(106)
Depreciation charge for the year	46	215	13	42	—	316
Exceptional accelerated depreciation and impairment	—	23	—	—	—	23
Sale of businesses	(20)	(43)	(5)	—	—	(68)
Other disposals	(6)	(56)	—	(16)	—	(78)

At 30 June 2015	403	1,373	83	293	4	2,156

Carrying amount
At 30 June 2015	1,044	2,089	42	171	344	3,690

At 30 June 2014	942	1,921	39	182	349	3,433

At 30 June 2013	939	1,865	36	208	377	3,425

(a) The net book value of land and buildings comprises freeholds of £975 million (2014 – £862 million), long leaseholds of £20 million (2014 – £36 million) and short leaseholds of £49 million (2014 – £44 million). Depreciation was not charged on £144 million (2014 – £129 million) of land.

Financial statements (continued)

(b) At 30 June 2015, tangible fixed assets held under finance leases amounted to £294 million (2014 – £303 million), principally in respect of plant and equipment. Depreciation on these assets was £17 million (2014 – £20 million).

(c) Property, plant and equipment is net of a government grant of £118 million (2014 – £108 million) received in prior years in respect of the construction of a rum distillery in the United States Virgin Islands.

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

	United Spirits Limited £ million	Loans (b) £ million	Others (c) £ million	Total £ million
Cost less allowances or fair value
At 30 June 2013	350	50	12	412
Exchange differences	(6)	(6)	1	(11)
Additions	—	26	—	26
Repayments and disposals	—	(19)	(6)	(25)
Fair value adjustment	55	—	—	55
Transfer to associates (a)	(399)	—	—	(399)
Allowances reversed during the year	—	5	—	5

At 30 June 2014	—	56	7	63
Exchange differences	—	(2)	1	(1)
Acquisition of businesses	—	—	58	58
Other additions	—	27	—	27
Repayments and disposals	—	(25)	—	(25)
Fair value adjustment	—	—	20	20
Transfer to assets held for sale (note 6 (a))	—	(33)	—	(33)

At 30 June 2015	—	23	86	109

(a) On the acquisition of a 10.04% investment in USL in the year ended 30 June 2013, USL was accounted for as an available-for-sale investment. On the acquisition of an additional 14.98% investment in USL on 4 July 2013, USL became an associate and the fair value at that date was transferred to investments in associates.

(b) Loans comprise £21 million (2014 – £23 million; 2013 – £21 million) of loans to customers and other third parties, after allowances of £7 million (2014 – £9 million; 2013 – £27 million), and £2 million (2014 – £33 million; 2013 – £29 million) of loans to associates. On the consolidation of USL on 2 July 2014 Diageo acquired a loan due from United Breweries (Holdings) Limited, including interest, amounting to INR14,505 million (£141 million). The loan and interest receivable has been fully provided for in the consolidated balance sheet.

(c) Others, at 30 June 2015, includes £80 million (2014 and 2013 – £nil) comprising 8,500,000 shares of INR1 each in United Breweries Limited, a company quoted on the Indian stock exchange. These shares were sold on 7 July 2015.

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

The principal plans are in the United Kingdom, Ireland and the United States where benefits are based on employees’ length of service and salary at retirement. All valuations were performed by independent actuaries using the projected unit credit method to determine pension costs. The most recent valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom(i)	31 March 2012
Ireland(ii)	30 December 2012
United States	1 January 2015

(i)	The triennial valuation of the Diageo Pension Scheme (the UK Scheme) as at 31 March 2015 is in progress and the results of this valuation are expected to be agreed by Diageo and the trustee later in calendar year 2015. The UK Scheme closed to new members in November 2005. Employees who have joined Diageo in the United Kingdom since the defined benefit scheme closed have been eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit pension plan).
(ii)	The Guinness Ireland Group Pension Scheme in Ireland (the Irish Scheme) closed to new members in May 2013. Employees who have joined Diageo in Ireland since the defined benefit scheme closed have been eligible to become members of Diageo administered defined contribution plans.

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

Financial statements (continued)

The amounts charged to the consolidated income statement for the group’s defined benefit post employment plans and the consolidated statement of comprehensive income for the three years ended 30 June 2015 are as follows:

	2015 £ million	2014 £ million	2013 £ million
Current service cost and administrative expenses	(120)	(118)	(115)
Past service gains	3	—	3
Gains on curtailments and settlements	3	26	8

Charge to operating profit	(114)	(92)	(104)
Net finance charge in respect of post employment plans (note 5)	(13)	(12)	(38)

Charge before taxation(i)	(127)	(104)	(142)

Actual returns less amounts included in finance income	411	306	349
Experience gains	103	24	71
Changes in financial assumptions	(400)	(453)	(298)
Changes in demographic assumptions	9	(49)	1

Other comprehensive income/(loss)	123	(172)	123
Changes in the surplus restriction	—	3	(4)

Total other comprehensive income/(loss)	123	(169)	119

(i)	The charge before taxation comprises:

	2015 £ million	2014 £ million	2013 £ million
United Kingdom	(62)	(39)	(71)
Ireland	(22)	(28)	(26)
United States	(24)	(25)	(28)
Other	(19)	(12)	(17)

	(127)	(104)	(142)

In addition to the charge in respect of defined benefit post employment plans, contributions to the group’s defined contribution plans were £15 million (2014 – £15 million; 2013 – £13 million).

The movement in the net deficit for the two years ended 30 June 2015 is set out below:

	Plan assets £ million	Plan liabilities £ million	Net deficit £ million
At 30 June 2013	7,082	(7,618)	(536)
Exchange differences	(164)	215	51
Charge before taxation	307	(411)	(104)
Other comprehensive income/(loss)(i)	306	(478)	(172)
Contributions by the group	288	—	288
Employee contributions	3	(3)	—
Benefits paid	(342)	342	—

At 30 June 2014	7,480	(7,953)	(473)
Exchange differences	(144)	177	33
Acquisition of businesses	33	(40)	(7)
Sale of businesses	(20)	30	10
Charge before taxation	290	(417)	(127)
Other comprehensive income/(loss)(i)	411	(288)	123
Contributions by the group	184	—	184
Employee contributions	7	(7)	—
Benefits paid	(358)	358	—

At 30 June 2015	7,883	(8,140)	(257)

(i)	Excludes surplus restriction.

Financial statements (continued)

The plan assets and liabilities by type of post employment benefit and country is analysed below:

	2015		2014
	Plan assets £ million	Plan liabilities £ million	Plan assets £ million	Plan liabilities £ million
Pensions
United Kingdom	5,922	(5,621)	5,496	(5,380)
Ireland	1,295	(1,554)	1,385	(1,695)
United States	401	(420)	369	(399)
Other	212	(242)	218	(235)
Post employment medical	1	(218)	1	(203)
Other post employment	52	(85)	11	(41)

	7,883	(8,140)	7,480	(7,953)

The balance sheet analysis of the post employment plans is as follows:

	2015		2014
	Non- current assets(i) £ million	Non- current liabilities £ million	Non- current assets(i) £ million	Non- current liabilities £ million
Funded plans	436	(447)	251	(488)
Unfunded plans	—	(248)	—	(238)

	436	(695)	251	(726)

(i)	Includes surplus restriction of £2 million (2014 – £2 million).

(b) Principal risks and assumptions

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

	United Kingdom			Ireland			United States(i)
	2015%	2014%	2013%	2015%	2014%	2013%	2015%	2014%	2013%
Rate of general increase in salaries(ii)	4.4	4.4	4.4	3.1	2.5	3.1	—	—	—
Rate of increase to pensions in payment	3.4	3.5	3.6	1.7	1.7	1.8	—	—	—
Rate of increase to deferred pensions	2.2	2.3	2.3	1.6	1.5	1.7	—	—	—
Discount rate for plan liabilities	3.8	4.2	4.6	2.6	3.0	3.6	4.3	4.2	4.5
Inflation - CPI	2.2	2.3	2.3	1.6	1.5	1.7	1.7	2.1	1.8
Inflation - RPI	3.2	3.3	3.3	—	—	—	—	—	—

(i)	The salary increase assumption in the United States is not a significant assumption as only a minimal amount of members’ pension entitlement is dependent on a member’s projected final salary.
(ii)	The salary increase assumptions include an allowance for age related promotional salary increases.

For the main UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom(i)			Ireland(ii)			United States
	2015 Age	2014 Age	2013 Age	2015 Age	2014 Age	2013 Age	2015 Age	2014 Age	2013 Age
Retiring currently at age 65
Male	86.6	86.4	86.3	86.0	85.9	85.7	86.7	86.6	84.5
Female	88.5	88.4	88.3	88.7	88.6	88.5	88.9	88.8	86.4
Currently aged 45, retiring at age 65
Male	88.8	88.9	88.3	88.9	88.8	88.6	88.4	88.3	86.0
Female	91.4	91.0	90.5	91.6	91.5	91.3	90.6	90.5	87.2

(i)	Based on the CMI birth year tables with scaling factors based on the experience of the plan and with suitable future improvements.
(ii)	Based on the “00” series of mortality tables with scaling factors based on the experience of the plan and with suitable future improvements.

For the significant assumptions, the following sensitivity analyses give an estimate of the potential impacts on the consolidated income statement for the year ended 30 June 2015 and on the plan liabilities at 30 June 2015:

	United Kingdom			Ireland			United States and other
	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million
Effect of 0.5% increase in discount rate	25	20	433	5	4	126	2	1	31
Effect of 0.5% decrease in discount rate	(22)	(17)	(484)	(5)	(4)	(145)	(2)	(1)	(32)
Effect of 0.5% increase in inflation	(20)	(16)	(394)	(6)	(5)	(112)	(1)	(1)	(12)
Effect of 0.5% decrease in inflation	19	15	384	4	3	82	1	1	11
Effect of one year increase in life expectancy	(10)	(8)	(222)	(2)	(2)	(55)	(1)	(1)	(18)

(i)	The estimated effect on the liabilities excludes the impact of any interest rate and inflation swaps entered into by the pension plans.
(1)	The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions and may not be representative of the actual change. Each sensitivity is calculated on a change in the key assumption while holding all other assumptions constant.

(c) Investment and hedging strategy

The investment strategy for the group’s funded post employment plans is decided locally by the trustees of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The objective of the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, while taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using the funds of the plans to invest in a variety of asset classes that are expected over the long term to deliver a target rate of return. The majority of the investment strategies have significant amounts allocated to equities, with the intention that this will result in the ongoing cost to the group of the post employment plans being lower over the long term, within

Financial statements (continued)

acceptable boundaries of risk. Significant amounts are invested in bonds in order to provide a natural hedge against movements in the liabilities of the plans. At 30 June 2015, approximately 35% and 79% (2014 – 37% and 73%) of the UK Scheme’s liabilities were hedged against future movements in interest rates and inflation, respectively, through the combined effect of government bonds, repurchase agreements and swaps. At 30 June 2015, approximately 32% and 59% (2014 – 33% and 52%) of the Irish Scheme’s liabilities were hedged against future movements in interest rates and inflation, respectively, through the combined effect of government bonds, repurchase agreements and swaps.

The discount rates used are based on the yields of high quality fixed income investments. For the UK plans, which represent approximately 69% of total plan liabilities, the discount rate is determined by reference to the yield curves of AA-rated corporate bonds for which the timing and amount of cash outflows are similar to those of the plans. A similar process is used to determine the discount rates used for the non-UK plans.

The fair value of plan assets is as follows:

	2015				2014
	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million
Equities
Quoted	812	395	254	1,461	1,222	433	249	1,904
Unquoted and private equity	297	2	18	317	281	2	22	305
Bonds
Fixed-interest government	178	117	37	332	319	64	36	419
Inflation-linked government	826	133	9	968	857	100	4	961
Investment grade corporate	861	210	251	1,322	835	362	210	1,407
Non-investment grade	265	31	14	310	224	12	11	247
Loan securities	614	123	—	737	469	143	—	612
Repurchase agreements	1,980	—	—	1,980	710	—	—	710
Liability Driven Investment (LDI)	80	20	—	100	—	—	—	—
Property - unquoted	665	83	10	758	525	75	8	608
Hedge funds	—	122	—	122	202	127	—	329
Interest rate and inflation swaps	(801)	50	—	(751)	(295)	60	—	(235)
Cash and other	145	9	73	227	147	7	59	213

Total bid value of assets	5,922	1,295	666	7,883	5,496	1,385	599	7,480

(1)	The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long term.
(2)	Within the Irish Scheme’s plan assets above there is £0.6 million invested in the ordinary shares of Diageo plc.

Total cash contributions by the group to all post employment plans in the year ending 30 June 2016 are estimated to be approximately £180 million.

(d) Deficit funding arrangements

UK plans

In the year ended 30 June 2011 the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2015 held inventory with a book value of £663 million (2014 – £634 million). The partnership is fully consolidated in the group financial statements. The UK Scheme has a limited interest in the partnership, and as a partner, is entitled to a distribution from the profits of the partnership which for the year ended 30 June 2015 was £25 million (2014 – £25 million) and is expected to be approximately the same amount for the next nine years.

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

Financial statements (continued)

Irish plans

The group has also agreed a deficit funding arrangement with the trustees of the Irish Scheme under which it contributes to the Irish Scheme €21 million (£16 million) per annum until the year ending 30 June 2029. The agreement also provides for additional cash contributions into escrow of up to €188 million (£144 million) if an equivalent reduction in the deficit is not achieved over the 18 year period from 2010 to 2028. As part of this funding plan, Diageo has granted to the Irish Scheme a contingent asset comprising mortgages over certain land and buildings and fixed and floating charges over certain receivables of the group up to a value of €200 million (£153 million). During the year ended 30 June 2014 the group made an additional one off cash contribution of €100 million (£85 million) to the Irish plans.

(e) Timing of benefit payments

The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

	United Kingdom		Ireland		United States
	2015 £ million	2014 £ million	2015 £ million	2014 £ million	2015 £ million	2014 £ million
Maturity analysis of benefits expected to be paid
Within one year	233	217	70	73	42	34
Between 1 to 5 years	802	804	344	360	149	134
Between 6 to 15 years	2,501	2,525	696	718	337	307
Between 16 to 25 years	2,841	2,925	672	701	237	230
Beyond 25 years	6,360	6,882	1,199	1,297	229	236

Total	12,737	13,353	2,981	3,149	994	941

	years	years	years	years	years	years
Average duration of the defined benefit obligation	17	17	18	18	11	12

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

(f) Related party disclosures

Information on transactions between the group and its pension plans is given in note 20.

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

Financial statements (continued)

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

(a) Inventories

	2015 £ million	2014 £ million
Raw materials and consumables	333	306
Work in progress	66	59
Maturing inventories	3,586	3,300
Finished goods and goods for resale	589	557

	4,574	4,222

Maturing inventories include whisk(e)y, rum, wines and Chinese white spirits. The following amounts of inventories are expected to be utilised after more than one year:

	2015 £ million	2014 £ million
Raw materials and consumables	55	84
Maturing inventories	2,988	2,635

	3,043	2,719

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2015 £ million	2014 £ million
Balance at beginning of the year	52	64
Exchange differences	(2)	(6)
Income statement charge	29	14
Utilised	(25)	(20)
Sale of businesses	(1)	—

	53	52

(b) Trade and other receivables

	2015		2014
	Current assets £ million	Non-current assets £ million	Current assets £ million	Non-current assets £ million
Trade receivables	1,933	—	2,004	—
Interest receivable	23	—	20	—
Other receivables	297	38	286	94
Prepayments	146	8	142	13
Accrued income	36	—	47	—

	2,435	46	2,499	107

At 30 June 2015, approximately 14%, 19% and 10% of the group’s trade receivables of £1,933 million are due from counterparties based in the United Kingdom, the United States and India, respectively.

As at 30 June 2014 non-current other receivables included £87 million in respect of the assessment of excise duties made by the Korean customs authorities (see note 18(c)).

Financial statements (continued)

The aged analysis of trade receivables, net of allowance, is as follows:

	2015 £ million	2014 £ million
Not overdue	1,806	1,895
Overdue 1 – 30 days	47	46
Overdue 31 – 60 days	22	22
Overdue 61 – 90 days	11	10
Overdue 91 – 180 days	32	16
Overdue more than 180 days	15	15

	1,933	2,004

Trade and other receivables are disclosed net of allowance for doubtful debts, an analysis of which is as follows:

	2015 £ million	2014 £ million
Balance at beginning of the year	63	65
Exchange differences	(6)	(3)
Income statement charge	21	10
Written off	(7)	(9)

	71	63

(c) Trade and other payables

	2015		2014
	Current liabilities £ million	Non-current liabilities £ million	Current liabilities £ million	Non-current liabilities £ million
Trade payables	883	—	903	—
Interest payable	77	—	101	—
Tax and social security excluding income tax	546	5	494	3
Other payables	524	40	494	81
Accruals	879	9	785	—
Deferred income	34	15	23	10

	2,943	69	2,800	94

Interest payable at 30 June 2015 includes interest on non-derivative financial instruments of £68 million (2014 – £91 million).

(d) Provisions

	Thalidomide £ million	Restructuring £ million	Other £ million	Total £ million
At 30 June 2014	200	88	97	385
Exchange differences	(2)	(2)	4	—
Provisions charged during the year	—	11	118	129
Provisions utilised during the year	(19)	(46)	(118)	(183)
Transfers	—	(2)	2	—
Unwinding of discounts	12	—	—	12

At 30 June 2015	191	49	103	343

Current liabilities	13	47	45	105
Non-current liabilities	178	2	58	238

	191	49	103	343

(a) Provisions have been established in respect of the discounted value of the group’s commitment to the UK Thalidomide Trust. These will be utilised over the period of the commitments up to 2037.

Financial statements (continued)

(b) The group is engaged in a number of restructuring programmes, which involve the rationalisation of certain operations around the world. Employee charges, incremental costs in respect of service contract and information systems infrastructure charges in connection with the programmes are recognised in the restructuring provision, which is expected to be substantially utilised by 30 June 2016 (see note 4(a)-(c)).

(c) The largest item in other provisions is £44 million (2014 – £42 million) in respect of employee deferred compensation plans which will be utilised when employees leave the group.

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

Financial statements (continued)

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

Treasury operations are conducted within a framework of board-approved policies and guidelines, which are recommended and monitored by the finance committee, chaired by the chief financial officer. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk which are periodically reviewed by the board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board-approved strategies. Transactions arising from the application of this flexibility may give rise to exposures different from the defined benchmark levels that are separately monitored on a daily basis using Value at Risk analysis. These transactions are carried at fair value and gains or losses are taken to the income statement as they arise. In the year ended 30 June 2015 and 30 June 2014 gains and losses on these transactions were not material. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.

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

Hedge of net investment in foreign operations

The group hedges certain portion of its exposure to fluctuations in the sterling value of its foreign operations by designating borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. The group’s policy is to maintain total net investment Value at Risk below £1.5 billion, where Value at Risk is defined as the maximum amount of loss not exceeded over a one year period with a 95% probability confidence level.

Borrowings and derivatives designated in net investment hedge relationships amounted to £3,681 million as at 30 June 2015 (2014 – £3,749 million; 2013 – £5,539 million).

Financial statements (continued)

Hedge of foreign currency debt

The group uses cross currency interest rate swaps to hedge the foreign currency risk associated with certain foreign currency denominated borrowings.

Transaction exposure hedging

The group’s policy is to hedge up to 24 months forecast transactional foreign currency risk on the net US dollar exposure of the group targeting 75% coverage for the current financial year and up to 18 months for other currency pairs.

(b) Interest rate risk

The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the board, primarily through issuing fixed and floating rate borrowings and commercial paper, and by utilising interest rate derivatives. These practices aim to minimise the group’s net finance charges with acceptable year on year volatility. To facilitate operational efficiency and effective hedge accounting, the group’s policy is to maintain fixed rate borrowings within a band of 40% to 60% of forecast net borrowings. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of Diageo’s existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. The group’s net borrowings interest rate profile is as follows:

	2015		2014
	£ million	%	£ million	%
Fixed rate	(4,564)	48	(4,922)	56
Floating rate(i)	(4,818)	51	(3,757)	42
Impact of financial derivatives and fair value adjustments	(145)	1	(171)	2

Net borrowings	(9,527)	100	(8,850)	100

(i)	The floating rate portion of net borrowings includes cash and cash equivalents, collaterals, floating rate loans and bonds, bank overdrafts and finance lease obligations.
(1)	The analysis above also includes the impact of interest rate hedging instruments.

The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate
2015 £ million	2014 £ million	2013 £ million	2015%	2014%	2013%
10,459	9,174	8,267	3.5	3.8	4.9

(1) For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings includes the impact of interest rate swaps that are no longer in a hedge relationship but excludes the market value adjustment for cross currency interest rate swaps.

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

Financial statements (continued)

(d) Market risk sensitivity analysis

The group uses a sensitivity analysis that estimates the impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2015 and 30 June 2014, for each class of financial instruments with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on the net post employment benefit liability and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

The sensitivity analysis estimates the impact of changes in interest and foreign exchange rates. All hedges are expected to be highly effective for this analysis and it considers the impact of all financial instruments including financial derivatives, cash and cash equivalents, borrowings and other financial assets and liabilities. The results of the sensitivity analysis should not be considered as projections of likely future events, gains or losses as actual results in the future may differ materially due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the table below.

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss)(i) (ii)
	2015 £ million	2014 £ million	2015 £ million	2014 £ million
0.5% decrease in interest rates	(20)	(8)	(16)	(5)
0.5% increase in interest rates	20	9	17	6
10% weakening of sterling	(48)	(43)	(624)	(664)
10% strengthening of sterling	40	35	512	545

(i)	The group’s foreign currency debt is used to hedge the net investments in foreign operations and as such the translation of foreign net investments mainly offsets the foreign currency gains or losses on financial instruments recognised in other comprehensive income.
(ii)	Impact on the consolidated statement of comprehensive income includes the impact on the income statement.

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

When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a predetermined threshold. At 30 June 2015, the collateral held under these agreements amounted to $82 million (£52 million) and €34 million (£24 million) (2014 – $65 million (£38 million) and €26 million (£21 million)).

Financial statements (continued)

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

(f) Liquidity risk

Liquidity risk is the risk that Diageo may encounter difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The group uses short term commercial paper to finance its day-to-day operations. The group’s policy with regard to the expected maturity profile of borrowings is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, the group’s policy is to maintain backstop facilities with relationship banks to support commercial paper obligations.

The following tables provide an analysis of the anticipated contractual cash flows including interest payable for the group’s financial liabilities and derivative instruments on an undiscounted basis. Where interest payments are on a floating rate basis, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve prevailing at 30 June 2015 and 30 June 2014. The gross cash flows of derivative contracts are presented for the purposes of this table, although in practice, the group uses netting arrangements to reduce its liquidity requirements on these instruments.

Contractual cash flows

	Due within 1 year £ million	Due between 1 and 3 years £ million	Due between 3 and 5 years £ million	Due after 5 years £ million	Total £ million	Carrying amount at balance sheet date £ million
2015
Borrowings (i)	(1,920)	(2,556)	(968)	(4,365)	(9,809)	(9,838)
Interest on borrowings (i), (iii)	(340)	(479)	(334)	(1,434)	(2,587)	(68)
Finance lease capital repayments	(38)	(50)	(70)	(104)	(262)	(262)
Finance lease future interest payments	(13)	(19)	(16)	(23)	(71)	—
Trade and other financial liabilities (ii)	(2,172)	(54)	(143)	—	(2,369)	(2,353)

Non-derivative financial liabilities	(4,483)	(3,158)	(1,531)	(5,926)	(15,098)	(12,521)

Gross amount receivable from derivatives	97	478	176	1,360	2,111	—
Gross amount payable on derivatives	(162)	(374)	(110)	(1,154)	(1,800)	—

Derivative instruments	(65)	104	66	206	311	131

2014 (restated)
Borrowings (i)	(1,564)	(1,891)	(1,905)	(3,806)	(9,166)	(9,214)
Interest on borrowings (i), (iii)	(349)	(482)	(345)	(1,522)	(2,698)	(91)
Finance lease capital repayments	(32)	(59)	(48)	(152)	(291)	(291)
Finance lease future interest payments	(15)	(25)	(19)	(29)	(88)	—
Trade and other financial liabilities (ii), (iv)	(2,066)	(185)	(8)	(3)	(2,262)	(2,223)

Non-derivative financial liabilities	(4,026)	(2,642)	(2,325)	(5,512)	(14,505)	(11,819)

Gross amount receivable from derivatives	246	528	60	719	1,553	—
Gross amount payable on derivatives	(183)	(449)	(75)	(621)	(1,328)	—

Derivative instruments	63	79	(15)	98	225	164

(i)	For the purpose of these tables above, borrowings are defined as gross borrowings excluding finance lease liabilities and fair value of derivative instruments as disclosed in note 16.
(ii)	Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.
(iii)	Carrying amount of interest on borrowings is included within interest payable in note 14.
(iv)	The group has revised the disclosure of certain comparative amounts. The revised disclosure is consistent with the current year presentation.

Financial statements (continued)

The group had available undrawn committed bank facilities as follows:

	2015 £ million	2014 £ million
Expiring within one year(i)	688	1,535
Expiring between one and two years	—	632
Expiring after two years	1,541	1,050

	2,229	3,217

(i)	Of the facilities at 30 June 2014 $2,000 million (£1,170 million) was not drawn down and was cancelled on 2 July 2014.

The facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes.

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

Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain borrowings and the inability to access committed facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants in respect of its material short and long term borrowings throughout each of the years presented.

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

Available-for-sale investments at 30 June 2015 comprise shares held in United Breweries Limited categorised as level 1 in hierarchy. Other financial liabilities include an option held by Industrias Licoreras de Guatemala to sell the remaining 50% equity stake in Rum Creations Products Inc, the owner of the Zacapa rum brand, to Diageo, with changes in fair value of this option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy.

Financial statements (continued)

The group’s financial assets and liabilities measured at fair value are categorised as follows:

	2015 £ million	2014 £ million
Available-for-sale investments (note 12)	80	—

Unadjusted quoted prices in active markets (Level 1)	80	—

Derivative assets	338	368
Derivative liabilities	(198)	(194)

Valuation techniques based on observable market input (Level 2)	140	174

Other financial liabilities	(139)	(108)

Valuation techniques based on unobservable market input (Level 3)	(139)	(108)

The movements in level 3 instruments, measured on a recurring basis, are as follows:
	Other financial liabilities
	2015 £ million	2014 £ million
At 1 July	(108)	(115)
Net losses included in the income statement	(14)	(1)
Net (losses)/gains included in exchange in other comprehensive income	(11)	13
Net losses included in retained earnings	(9)	(7)
Settlement of liabilities	3	2

At 30 June	(139)	(108)

There were no transfers between levels during the two years ended 30 June 2015 and 30 June 2014.

(h) Results of hedging instruments

In respect of cash flow hedging instruments, a loss of £46 million (2014 – £54 million gain; 2013 – £41 million loss) has been recognised in other comprehensive income due to changes in fair value. A loss of £26 million has been transferred out of other comprehensive income to other operating expenses and a gain of £84 million to other finance charges, respectively (2014 – a gain of £54 million and a loss of £88 million; 2013 – a gain of £8 million and £25 million, respectively).

For cash flow hedges of forecast transactions at 30 June 2015, based on year end interest and foreign exchange rates, there is expected to be a loss to the income statement of £9 million in 2016 and a gain of £15 million in 2017. With respect to hedges of the cash flow risk from a change in forward foreign exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing foreign exchange rates and recognition of interest on the related bonds will affect the income statement in each year until the related bonds mature in 2016, 2036 and 2043. Foreign exchange retranslation and the interest on the hedged bonds in the income statement are expected to offset those on the cross currency swaps in each of the years.

The gain on fair value hedging instruments for the year was £11 million (2014 – £8 million gain; 2013 – £3 million loss) and the loss on the hedged items attributable to the hedged risks was £11 million (2014 – £6 million loss; 2013 – £3 million gain).

There was no significant ineffectiveness on net investment hedging during the year ended 30 June 2015.

Financial statements (continued)

(i) Reconciliation of financial instruments

The table below sets out the group’s accounting classification of each class of financial assets and liabilities:

	Fair value through income statement £ million	Loans and receivables and liabilities at amortised cost £ million	Available- for-sale £ million	Not categorised as a financial instrument £ million	Total £ million	Current £ million	Non-current £ million
2015
Other investments and loans	—	29	80	—	109	—	109
Trade and other receivables	—	2,184	—	297	2,481	2,435	46
Cash and cash equivalents	—	472	—	—	472	472	—
Derivatives in fair value hedge	19	—	—	—	19	—	19
Derivatives in cash flow hedge	186	—	—	—	186	21	165
Derivatives in net investment hedge	11	—	—	—	11	8	3
Other instruments at fair value	122	—	—	—	122	17	105

Total other financial assets	338	—	—	—	338	46	292

Total financial assets	338	2,685	80	297	3,400	2,953	447

Borrowings(i)	—	(9,838)	—	—	(9,838)	(1,921)	(7,917)
Trade and other payables	—	(2,291)	—	(721)	(3,012)	(2,943)	(69)
Derivatives in cash flow hedge	(51)	—	—	—	(51)	(31)	(20)
Derivatives in net investment hedge	(52)	—	—	—	(52)	(52)	—
Other instruments at fair value	(234)	—	—	—	(234)	(35)	(199)
Finance leases	—	(262)	—	—	(262)	(38)	(224)

Total other financial liabilities	(337)	(262)	—	—	(599)	(156)	(443)

Total financial liabilities	(337)	(12,391)	—	(721)	(13,449)	(5,020)	(8,429)

Total net financial assets/(liabilities)	1	(9,706)	80	(424)	(10,049)	(2,067)	(7,982)

2014
Other investments and loans	—	63	—	—	63	—	63
Trade and other receivables	—	2,337	—	269	2,606	2,499	107
Cash and cash equivalents	—	622	—	—	622	622	—
Derivatives in fair value hedge	8	—	—	—	8	—	8
Derivatives in cash flow hedge	182	—	—	—	182	67	115
Derivatives in net investment hedge	18	—	—	—	18	16	2
Other instruments at fair value	160	—	—	—	160	35	125

Total other financial assets	368	—	—	—	368	118	250

Total financial assets	368	3,022	—	269	3,659	3,239	420

Borrowings(i)	—	(9,214)	—	—	(9,214)	(1,576)	(7,638)
Trade and other payables	—	(2,253)	—	(641)	(2,894)	(2,800)	(94)
Derivatives in cash flow hedge	(20)	—	—	—	(20)	(6)	(14)
Derivatives in net investment hedge	(67)	—	—	—	(67)	(67)	—
Other instruments at fair value	(215)	—	—	—	(215)	(41)	(174)
Finance leases	—	(291)	—	—	(291)	(32)	(259)

Total other financial liabilities	(302)	(291)	—	—	(593)	(146)	(447)

Total financial liabilities	(302)	(11,758)	—	(641)	(12,701)	(4,522)	(8,179)

Total net financial assets/(liabilities)	66	(8,736)	—	(372)	(9,042)	(1,283)	(7,759)

(i)	Borrowings are defined as gross borrowings excluding finance lease liabilities and the fair value of derivative instruments.

At 30 June 2015 and 30 June 2014, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate to fair values. At 30 June 2015 the fair value of borrowings, based on unadjusted quoted market data, was £10,115 million (2014 –£9,662 million).

Financial statements (continued)

(j) Capital management

The group’s management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting a net borrowing to EBITDA leverage of 2.5 – 3.0x, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 – 3.0x. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. For this calculation net borrowings are adjusted by the pension deficit whilst EBITDA equals operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

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

Financial statements (continued)

Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

	2015 £ million	2014 £ million
Bank overdrafts	90	90
Commercial paper	354	129
Bank and other loans	444	193
Credit support obligations	76	59
€1,000 million 6.625% bonds due 2014	—	800
US$ 500 million 3.25% bonds due 2015	—	292
US$ 750 million 5.3% bonds due 2015	478	—
US$ 750 million 0.625% bonds due 2016	477	—
Fair value adjustment to borrowings	2	13

Borrowings due within one year	1,921	1,576

US$ 750 million 5.3% bonds due 2015	—	438
US$ 750 million 0.625% bonds due 2016	—	437
US$ 600 million 5.5% bonds due 2016	382	350
US$ 1,000 million 1.5% bonds due 2017	635	582
US$ 1,250 million 5.75% bonds due 2017	795	729
US$ 650 million 1.125% bonds due 2018	412	377
€ 500 million 1.125% bonds due 2019	359	—
€ 850 million 1.125% bonds due 2019	601	676
US$ 696 million 4.828% bonds due 2020	399	355
US$ 1,000 million 2.875% bonds due 2022	633	581
US$ 300 million 8% bonds due 2022	189	174
US$ 1,350 million 2.625% bonds due 2023	855	784
€ 500 million 1.75% bonds due 2024	351	—
€ 850 million 2.375% bonds due 2026	597	674
US$ 400 million 7.45% bonds due 2035	255	234
US$ 600 million 5.875% bonds due 2036	378	346
US$ 500 million 4.25% bonds due 2042	315	289
US$ 500 million 3.875% bonds due 2043	312	286
US$ 200 million 4.85% medium term notes due 2018	127	117
Bank and other loans	213	80
Fair value adjustment to borrowings	109	129

Borrowings due after one year	7,917	7,638

Fair value of foreign currency derivatives	(82)	(25)
Fair value of interest rate hedging instruments	(19)	(8)
Finance lease liabilities	262	291

Gross borrowings	9,999	9,472
Less: Cash and cash equivalents(i)	(472)	(622)

Net borrowings	9,527	8,850

(i)	Includes cash equivalents of £1 million (2014 – £18 million).
(1)	The interest rates shown in the table above are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 15).
(2)	Bonds in the table are stated net of unamortised finance costs of £82 million (2014 – £94 million; 2013 – £100 million).
(3)	Bonds are reported in the table above at amortised cost with a fair value adjustment shown separately.
(4)	All bonds, medium term notes and commercial paper issued by the group’s wholly owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

Financial statements (continued)

Gross borrowings (excluding finance lease liabilities and the fair value of derivative instruments) will mature as follows:

	2015 £ million	2014 £ million	2013 £ million
Within one year	1,921	1,576	1,852
Between one and three years	2,607	1,894	2,220
Between three and five years	970	1,972	2,509
Beyond five years	4,340	3,772	3,488

	9,838	9,214	10,069

During the year the following bonds were issued and repaid:

	2015 £ million	2014 £ million	2013 £ million
Issued
€ denominated	791	1,378	—
US$ denominated	—	—	2,100
Repaid
€ denominated	(792)	(983)	—
US$ denominated	(330)	(488)	(869)
£ denominated(i)	(370)	—	—

	(701)	(93)	1,231

(i)	A bond of £370 million acquired on the purchase of USL was repaid using the proceeds from the sale of the Whyte and Mackay Group.

(a) Reconciliation of movement in net borrowings

	2015 £ million	2014 £ million
At beginning of the year	8,850	8,403
Net decrease in cash and cash equivalents before exchange	77	921
Net decrease in bonds and other borrowings	(315)	(157)

Change in net borrowings from cash flows	(238)	764
Exchange differences on net borrowings	7	(349)
Borrowings on acquisition of businesses	869	—
Other non-cash items	39	32

Net borrowings at end of the year	9,527	8,850

(b) Analysis of net borrowings by currency

	2015		2014
	Cash and cash equivalents £ million	Gross borrowings(i) £ million	Cash and cash equivalents £ million	Gross borrowings(i) £ million
US dollar	35	(2,759)	—	(956)
Euro	44	(1,410)	48	(1,725)
Sterling	28	(5,200)	26	(6,148)
Indian rupee	13	(486)	14	(39)
Korean won	80	—	208	(243)
Nigerian naira	16	(76)	19	(134)
Turkish lira	4	(67)	6	(145)
Venezuelan bolivar	9	—	72	—
Other	243	(1)	229	(82)

Total	472	(9,999)	622	(9,472)

(i)	The analysis of group’s gross borrowings includes foreign currency forwards and swaps and finance leases.

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

Dividends are included in the financial statements in the financial year in which they are approved.

(a) Allotted and fully paid share capital — ordinary shares of 28 101/108 pence each

	Number of shares million	Nominal value £ million
At 30 June 2015, 30 June 2014 and 30 June 2013	2,754	797

(b) Hedging and exchange reserve

At 30 June 2015 the hedging reserve and exchange reserve comprised a credit of £21 million and a deficit of £1,173 million, respectively (2014 – a credit of £107 million and a deficit of £1,010 million, respectively; 2013 – a credit of £17 million and a deficit of £9 million, respectively).

(c) Own shares

Movements in own shares

	Number of shares million	Purchase consideration £ million
At 30 June 2012	259	2,257
Share trust arrangements	(6)	(50)
Shares call options exercised	2	13
Shares purchased	6	125
Shares sold to employees	—	(1)
Shares used to satisfy options	(10)	(112)

At 30 June 2013	251	2,232
Share trust arrangements	(3)	(42)
Shares call options exercised(i)	7	68
Shares purchased	7	138
Shares sold to employees	—	(1)
Shares used to satisfy options	(9)	(115)

At 30 June 2014	253	2,280
Share trust arrangements	(2)	(18)
Shares purchased	4	70
Shares used to satisfy options	(7)	(104)

At 30 June 2015	248	2,228

(i)	Includes the fair value of foreign currency denominated call options exercised.

Financial statements (continued)

Share trust arrangements

At 30 June 2015 the employee share trusts owned 8 million of ordinary shares in Diageo plc at a cost of £119 million and market value of £149 million (2014 – 10 million shares at a cost of £137 million, market value £181 million; 2013 – 7 million shares at a cost of £111 million, market value £126 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.

Purchase of own shares

Authorisation was given by shareholders on 18 September 2014 to purchase a maximum of 251,215,000 shares at a minimum price of 28 101/108 pence and a maximum price of higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 17 December 2015, if earlier.

During the year ended 30 June 2015, the company purchased 4 million ordinary shares (including shares acquired through call option exercises), nominal value of £1 million (2014 – 14 million ordinary shares, nominal value of £4 million; 2013 – 8 million ordinary shares, nominal value of £2 million), representing approximately 0.1% (2014 – 0.5%; 2013 – 0.3%) of the issued ordinary share capital (excluding treasury shares).

Shares were either directly granted to employees as part of employee share schemes or held as treasury shares and used to hedge share scheme grants to employees during the course of the year.

The monthly breakdown of shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2015 were as follows:

Calendar month	Number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
September 2014(i)	1,698,461	1781	249,516,539
October 2014	636,883	1766	248,879,656
March 2015	1,801,230	1864	247,078,426

Total	4,136,574	1815	247,078,426

(i)	Including 297,229 shares purchased at an average price of 1819 pence for the purpose of satisfying share awards made under the company’s share incentive plan.
(1)	The aggregate consideration paid for purchase of own shares was £75 million (excluding expenses) in the year ended 30 June 2015.

(d) Dividends

	2015 £ million	2014 £ million	2013 £ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2014 32.0 pence per share (2013 — 29.3 pence; 2012 — 26.9 pence)	801	735	673
Interim dividend for the year ended 30 June 2015 21.5 pence per share (2014 — 19.7 pence; 2013 — 18.1 pence)	540	493	452

	1,341	1,228	1,125

The proposed final dividend of £ 875 million (34.9 pence per share) for the year ended 30 June 2015 was approved by the board of directors on 29 July 2015. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

Dividends are waived on all treasury shares owned by the company and all shares owned by the employee share trusts.

Financial statements (continued)

(e) Non-controlling interests

Diageo consolidated USL with 43.91% non-controlling interests from 2 July 2014. Diageo owns a 50% controlling interest (2014 – 50%) in Ketel One Worldwide B.V. (Ketel One), a company incorporated in the Netherlands. All other consolidated subsidiaries are fully owned or the non-controlling interests are not material.

Summarised financial information for USL, Ketel One and others, after fair value adjustments on acquisition, and the amounts attributable to non-controlling interests are as follows:

	2015			2014
	USL £ million	Ketel One and others £ million	Total £ million	Total £ million
Income statement
Sales	2,363	1,627	3,990	1,534
Net sales	926	1,324	2,250	1,258
(Loss)/profit for the period(i)	(10)	200	190	(69)
Other comprehensive income/(loss)(ii)	50	66	116	(239)

Total comprehensive income/(loss)	40	266	306	(308)

Attributable to non-controlling interests	18	131	149	(187)

Balance sheet
Non-current assets(iii)	2,132	2,264	4,396	2,206
Current assets	527	518	1,045	525
Non-current liabilities	(579)	(723)	(1,302)	(757)
Current liabilities	(580)	(462)	(1,042)	(485)

Net assets	1,500	1,597	3,097	1,489

Attributable to non-controlling interests	659	826	1,485	767

Cash flow
Net cash from operating activities	(32)	314	282	132
Net cash inflow/(outflow) from investing activities	388	(88)	300	(68)
Net cash outflow from financing activities	(373)	(196)	(569)	(18)

Net (decrease)/increase in cash and cash equivalents	(17)	30	13	46
Exchange differences	2	1	3	1

Dividends paid to non-controlling interests	—	(72)	(72)	(88)

(i)	The loss for the year ended 30 June 2014 included an exceptional impairment loss, net of tax, in respect of the Shui Jing Fang brand and property of £199 million.
(ii)	Other comprehensive income/(loss) is principally in respect of exchange on translating the subsidiary to sterling.
(iii)	Ketel One includes the global distribution rights to distribute Ketel One vodka products throughout the world. The carrying value of the distribution rights at 30 June 2015 was £1,147 million (2014 – £1,053 million).

(f) Employee share compensation

The group uses a number of share award and option plans to grant to its directors and employees.

The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2015 is as follows:

	2015 £ million	2014 £ million	2013 £ million
Executive share award plans	27	30	31
Executive share option plans	4	4	8
Savings plans	4	3	6

	35	37	45

Financial statements (continued)

Executive share awards are made under the Diageo 2014 Long Term Incentive plan (DLTIP) from September 2014 onwards. Prior to that, awards were made under the Diageo Executive Long Term Incentive Plan (DELTIP) or the Performance Share Plan (PSP). Under all of these plans, conditional awards can be delivered in the form of restricted shares or share options at the market value at the time of grant. To date, participants in the Performance shares under the DLTIP (previous PSP) have been granted only with conditional rights to receive shares, whilst under DELTIP both share awards and share options have been made.

Share awards vest and are released on the third anniversary of the grant date. Participants do not make a payment to receive the award at grant. Executive Directors are required to hold any vested shares awarded from 2014 for a further two-year period. Share options may normally be exercised between three and ten years after the grant date. Executives in North America and Latin America and Caribbean are granted awards over the company’s ADSs (one ADS is equivalent to four ordinary shares).

Performance shares under the DLTIP (previous PSP) are subject to achievement of three equally weighted performance tests over the three-year performance period; 1) a comparison of Diageo’s three-year TSR with a peer group; 2) compound annual growth in organic net sales over three years; 3) total organic operating margin improvement over three years. Performance measures and targets are set annually by the remuneration committee. The vesting range is 20% or 25% (for Executive Directors and for other participants respectively) for achieving minimum performance targets, up to 100% for achieving the maximum target level. Retesting of the performance condition is not permitted.

For performance shares under the DLTIP (previous PSP) dividends are accrued on awards and are given to participants to the extent that the awards actually vest at the end of the performance period. Dividends can be paid in the form of cash or shares.

For the three years ended 30 June 2015, the calculation of the fair value of each share award used the Monte Carlo pricing model and the following weighted average assumptions:

	2015	2014	2013
Risk free interest rate	1.4%	1.0%	0.3%
Expected life of the awards	37 months	36 months	36 months
Dividend yield	3.1%	2.7%	2.7%
Weighted average share price	1832p	1970p	1760p
Weighted average fair value of awards granted in the year	753p	1147p	916p
Number of awards granted in the year	2.5 million	2.5 million	3.1 million
Fair value of all awards granted in the year	£19 million	£29 million	£28 million

Transactions on schemes

Transactions on the executive share award plans for the three years ended 30 June 2015 were as follows:

	2015 Number of awards million	2014 Number of awards million	2013 Number of awards million
Balance outstanding at 1 July	9.4	11.3	12.0
Granted	2.5	2.5	3.1
Exercised/awarded	(2.6)	(3.4)	(2.6)
Forfeited/expired	(1.7)	(1.0)	(1.2)

Balance outstanding at 30 June	7.6	9.4	11.3

At 30 June 2015, 7.2 million executive share options were exercisable at a weighted average exercise price of 1122 pence.

Financial statements (continued)

OTHER FINANCIAL INFORMATION

This section includes additional financial information that are either required by the relevant accounting standards or management considers these to be material information for shareholders.

18. CONTINGENT LIABILITIES AND LEGAL PROCEEDINGS

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

(a) Guarantees and related matters

As of 30 June 2015, the group has no material guarantees or indemnities in respect of liabilities of third parties with the exception of the following:

Diageo Holdings Netherlands B.V. (DHN) has issued a conditional backstop guarantee to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the guarantee agreement). The guarantee is in respect of the liabilities of Watson Limited (Watson), a company affiliated with Dr Vijay Mallya, under a $135 million (£81 million) facility from Standard Chartered. The guarantee agreement was entered into as part of the arrangements put in place and announced at closing of the USL transaction on 4 July 2013. DHN’s provision of the guarantee agreement enabled the refinancing of certain existing borrowings of Watson to a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015.

Standard Chartered is required to take certain pre-agreed steps to recover from Watson prior to calling on the DHN guarantee. The underlying security package held by Standard Chartered includes shares in United Breweries Limited (UBL) and Watson’s interest in the joint venture that owns the Force India Formula One (F1) team. In June 2015, a consortium of banks led by State Bank of India (SBI) obtained an order from the Debt Recovery Tribunal (DRT) in Bangalore preventing the sale or any other transfer of such UBL shares as part of the enforcement process pending further orders from the DRT. DHN intends to vigorously pursue all options to appeal or lift the DRT order in order to allow for the sale of shares and recovery of outstanding amounts. This order was passed following the filing of a memo by Dr Mallya with the tribunal that he had no objection to it issuing the order in respect of the UBL shares. Diageo believes that the existence of any prior rights or dispute in relation to the UBL shares would be in breach of representations and warranties given to Standard Chartered at the time the security was granted and further believes that Dr Mallya’s filing of the memo with the tribunal and his failure to object to the order for status quo are breaches of his obligations to Standard Chartered.

Under the terms of the guarantee, there are arrangements to pass on to DHN the benefit of the security package if it makes a payment under the guarantee of all amounts owed to Standard Chartered. However, DHN’s ability to assume or enforce security over elements of the security package is subject to regulatory consent. It is not at this stage possible to determine whether such consent would be forthcoming.

In addition, DHN has the benefit of counter-indemnities from Watson and Dr Mallya in respect of its liabilities under the guarantee. In the event that DHN makes any payment under the guarantee, DHN would intend to pursue claims under these indemnities to seek to recover any outstanding amounts.

Financial statements (continued)

In light of the litigation risk associated with the UBL shares and the potential loss of realisable value of the F1 security during enforcement, Diageo believes the outstanding amounts may not be fully recoverable through the security enforcement process and/or otherwise paid under the counter-indemnities. However, Diageo is unable to meaningfully quantify the potential outcome from the recovery of the security package and/or the counter-indemnities and therefore any possible loss.

Dr Mallya has indicated, both in response to DHN notifying its intention to bring counter-indemnity claims in respect of any liability incurred under DHN’s guarantee of the Watson facility and as a standalone matter, that he believes he has certain claims against Diageo arising out of the failure to conclude a joint venture with him in respect of certain emerging markets in Africa and Asia (excluding India) and to provide significant financial benefits to him.

The possibility of an emerging markets joint venture was previously disclosed by Diageo in the announcement of its initial USL transaction on 9 November 2012, alongside the details of a non-binding memorandum of understanding for the establishment of a joint venture to own United National Breweries’ traditional sorghum beer business in South Africa (UNB joint venture). That announcement noted that it was not certain whether the emerging markets joint venture would be established or, if so, on what basis. Subsequently, at the time of completion of its initial USL transaction on 4 July 2013, Diageo announced that, once Diageo and Dr Mallya’s near-term priority of the integration of USL into the Diageo group was successfully underway, Diageo and Dr Mallya would explore the opportunity of extending their relationship into other emerging markets in Africa and Asia (excluding India) through a further joint venture relationship on terms and with a scope yet to be determined. This announcement also stated that it was not certain whether such a joint venture would be established and, if so, on what basis, albeit that it was contemplated that it would absorb the UNB joint venture (which had since become the subject of definitive agreement as announced by Diageo on 28 January 2013 and completion of which took place on 27 June 2013 following receipt of necessary regulatory and competition clearances). As announced on 2 April 2015, Diageo agreed to acquire the remaining 50% of the UNB joint venture, and this acquisition completed on 29 May 2015 at which point UNB became a wholly owned Diageo group subsidiary.

Diageo believes, consistently with its prior disclosures, that it has no outstanding obligations to Dr Mallya as regards the establishment of an emerging markets joint venture or the provision of financial benefits. Diageo would contend vigorously any such claim that may be brought by Dr Mallya whether in the context of a counter-indemnity claim for DHN’s liability under its guarantee of the Watson facility or otherwise.

(b) Colombian litigation

An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies, alleging several causes of action, including violations of the Federal RICO Act. This claim was dismissed in November 2012. The dismissal was without prejudice and as such, plaintiffs are not barred from bringing a similar action in future, although the company currently believes any such future action to be unlikely. Diageo remains committed to continued dialogue with the Colombian governmental entities to address the underlying issues.

(c) Korean customs dispute

On 5 January 2015, Diageo Korea accepted the Korean court recommendation to settle litigation against Korea customs regarding the transfer pricing methodology applicable to spirits imported between 2004 and 2010. For the fiscal year ended 30 June 2015, Diageo has charged £146 million before tax in respect of resolving this dispute as well as other related matters.

Total payments made to settle this dispute in 2015 were £74 million. £87 million was paid to the customs authorities prior to 30 June 2014, and at 30 June 2014 was accounted for as a receivable from Korean customs. It is expected that any outstanding items will be settled and the customs dispute concluded within the next 18 months based on historical case timelines.

(d) Thalidomide litigation

In June 2014, claims forms alleging product liability and negligence for injuries arising from the consumption of thalidomide were filed in the High Court in London against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grünenthal GmbH, the developer of the drug (not a member of the group). On 4 December 2014 these claims forms were served by lawyers acting for the claimants. Since then the proceedings in respect of the 28 individuals that have now issued claims in the United Kingdom have been stayed until 31 December 2015.

Financial statements (continued)

Diageo is unable to meaningfully quantify the possible loss or range of loss to which these lawsuits may give rise. Distillers Company (Biochemicals) Limited distributed thalidomide in the United Kingdom for a period in the late 1950s and early 1960s.

Diageo has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support.

(e) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction

On 4 July 2013 Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in USL for a total consideration of INR 31.3 billion (£342 million), including 10,141,437 shares (6.98%) from UBHL. Through a series of further transactions, as of 2 July 2014, Diageo has a 54.78% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

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

On 10 February 2014, the Supreme Court of India issued an order admitting the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale. The SLPs were last scheduled to be heard by the Supreme Court on 22 July 2015. The hearing did not, however, take place on that date. The latest indication from the Supreme Court website is that the matter is likely to be listed on 26 August 2015.

In separate proceedings, the various winding-up petitions against UBHL have been progressing through the High Court since closing of the UBHL Share Sale. In separate rulings issued by the High Court on 22 November 2013 and 13 December 2013, the High Court admitted two of the winding-up petitions against UBHL. An appeal filed by UBHL against the first ruling issued on 22 November 2013 was dismissed by a division bench of the High Court on 16 December 2013. That dismissal is now the subject of a further appeal by UBHL before the Supreme Court of India. On 6 February 2014, UBHL filed an appeal with a division bench of the High Court against the second ruling issued on 13 December 2013 and that appeal is still pending. The last hearing date of that appeal was 18 June 2015, and the next hearing date is yet to be fixed. The High Court admitted a further six winding-up petitions against UBHL on 2 January 2015. On 22 January 2015 and 27 March 2015, UBHL filed appeals with a division bench of the High Court against the latest admission order. Two of these appeals were last heard on 11 June 2015, and one appeal was last heard on 17 June 2015. The matters were adjourned following the last hearings and the next hearing dates for these appeals are yet to be fixed.

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

Financial statements (continued)

Separately, Diageo continues to pursue completion of the acquisition of an additional 3,459,090 USL shares (representing 2.38% of the share capital of USL) under the SPA from the USL Benefit Trust.

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

(f) USL internal inquiry and related matters

In a notice to the Indian stock exchange dated 4 September 2014, USL announced that its board of directors had directed an inquiry into certain matters referred to in USL’s financial statements and the qualified auditor’s report for the financial year ended 31 March 2014 (the Inquiry). The transactions noted in the Inquiry occurred prior to Diageo gaining significant influence over USL on 4 July 2013 when it completed the transaction to purchase shares in USL to take its aggregate shareholding to 25.02%. USL provided an update on 25 April 2015 in relation to the Inquiry which covered various matters, including certain doubtful receivables, advances and deposits. An additional update was set out in USL’s announcement on 23 July 2015 of its unaudited financial results for its first quarter ended 30 June 2015.

As stated by USL in its update, the Inquiry: (a) revealed that funds involved in many of the commercial transactions covered by the Inquiry were diverted from USL and/or its subsidiaries to certain companies in the UBHL group, including in particular Kingfisher Airlines Limited; (b) prima facie revealed that certain accounting entries appear to have been made and certain transactions entered into on behalf of USL appear to have been undertaken in order to show a lower exposure of USL (and its subsidiaries) to UBHL than that which actually existed at the relevant time; and (c) also identified certain additional matters where documents identified raised concerns as to the propriety of certain underlying commercial transactions with counterparties referred to in the notes to USL’s audited accounts for the financial year to 31 March 2014. The inquiry suggests that the manner in which these various transactions were conducted, prima facie, indicates various improprieties and potential violations of provisions, inter alia, of the Indian Companies Act 1956 and the listing agreements signed by USL with various stock exchanges in India on which its securities are listed.

USL has recorded provisions in an aggregate amount of INR 6,712 million (approximately £65 million) with respect to (a) above, and in an aggregate amount of INR 2,368 million (approximately £23 million) with respect to (c) above. Diageo believes that these provisions represent the full amount of funds indicated by the Inquiry as having been diverted from USL and its subsidiaries to companies in the UBHL group in respect of such transactions. These amounts were fully provided for in the fair value balance sheet consolidated by Diageo on 2 July 2014. Diageo does not expect any further material financial impact on USL or Diageo’s financial results in connection with such transactions.

The USL board stated in its update of 25 April 2015 that it was not in a position to make any final determinations with regard to the position of any individuals involved and therefore directed USL to report the relevant transactions to the authorities as required under applicable law and to provide the inquiry report to USL’s auditors. The USL board also resolved that USL should take the necessary steps to pursue all rights and claims against, and expeditiously recover its dues from, the relevant parties to the extent possible. As announced by USL on 23 July 2015, it is now in the process of initiating steps for recovery against the relevant parties.

In light of the above, and without making any determination as to fault or culpability, the USL directors noted in the update of 25 April 2015 that they had lost confidence in Dr Vijay Mallya continuing in his role as a director and as chairman of USL and therefore the USL board called upon Dr Mallya to resign forthwith as a director and as chairman of the board and step down from his positions in USL’s subsidiaries. The board of USL also resolved that, in the event Dr Mallya declined to step down, it would recommend to the shareholders of USL the removal of Dr Mallya as a director and as the chairman of the board. Dr Mallya has indicated he will not tender his resignation.

Diageo is the majority shareholder in USL with a 54.78% holding in USL. As previously announced by Diageo, it has certain contractual obligations to support Dr Mallya continuing as non-executive director and chairman of USL subject to certain conditions and in the absence of certain defaults. Those matters were agreed on 9 November 2012 as part of a broader shareholders’ agreement and came into effect on 4 July 2013 when Diageo completed the purchase of shares to take its aggregate shareholding in USL to 25.02%.

Subsequent to its announcement of 25 April 2015, USL has provided its inquiry report and all related materials to Diageo. As announced by Diageo on 27 April 2015, Diageo has noted the recommendation of the USL board and is considering its position under its agreements with Dr Mallya and UBHL in light of the inquiry report and materials provided to it. Diageo’s consideration of that matter is ongoing and Diageo will continue to review closely developments in respect of USL in this context.

Financial statements (continued)

USL made provisions in its financial statements for the two years ended 31 March 2014 and 31 March 2015 in respect of the issues identified by the Inquiry. The audit report on the financial statements of USL for the year ended 31 March 2015 was also qualified in respect of the issues.

(g) SEC Inquiry

Diageo has received an inquiry from the US Securities and Exchange Commission (SEC) regarding its distribution in the United States. Diageo is currently responding to the SEC’s request for information in this matter. Diageo is unable to assess if the inquiry will evolve into a broader information request or an enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise.

(h) Other

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

19. COMMITMENTS

(a) Capital commitments

Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at £114 million (2014 — £162 million; 2013 — £159 million).

(b) Operating lease commitments

The minimum lease rentals to be paid under non-cancellable leases, principally in respect of properties, are as follows:

	2015 £ million	2014 £ million
Payments falling due:
Within one year	96	102
Between one and two years	70	80
Between two and three years	61	59
Between three and four years	51	50
Between four and five years	51	43
After five years	217	223

	546	557

There are no significant leases for which contingent rent is payable, nor any that have purchase options, escalation clauses or restrictions. Certain of the operating leases have renewal clauses which are at fair market value. In respect of property not currently utilised, the group has entered into sub-leases for which the minimum amount receivable is £28 million (2014 — £21 million). The amount received under these leases is included in sales in the income statement.

20. RELATED PARTY TRANSACTIONS

Transactions between the group and its related parties are made on terms equivalent to those that prevail in arm’s length transactions.

(a) Subsidiaries

Transactions between the company and its subsidiaries are eliminated on consolidation and therefore are not disclosed. Details of the principal group companies are given in note 21.

Financial statements (continued)

(b) Associates and joint ventures

Sales and purchases to and from associates and joint ventures are principally in respect of premium drinks products but also include the provision of management services.

Transactions and financial position with associates and joint ventures are set out in the table below:

	2015 £ million	2014 £ million	2013 £ million
Income statement items
Sales	117	156	67
Purchases(i)	85	89	71
Balance sheet items
Group payables	3	8	5
Group receivables	11	12	12
Loans payable	6	7	15
Loans receivable	2	41	29
Cash flow items
Loans and equity contributions, net	26	25	31

(i)	In the year ended 30 June 2013 purchases of maturing inventories from Moët Hennessy were £4 million.

Other disclosures in respect of associates and joint ventures are included in note 6.

(c) Key management personnel

The key management of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary. They are listed under ‘Board of Directors and Company Secretary’ and ‘Executive Committee’.

	2015 £ million	2014 £ million	2013 £ million
Salaries and short term employee benefits	9	9	10
Annual incentive plan	4	2	7
Non-executive directors’ fees	1	1	1
Share-based payments(i)	9	13	16
Post employment benefits(ii)	2	2	1
Termination benefits	1	–	–

	26	27	35

(i)	Time-apportioned fair value of unvested options and share awards.
(ii)	Includes the value of the cash allowance in lieu of pension contributions.

Non-Executive Directors do not receive share-based payments or post employment benefits. Details are given in the Directors’ remuneration report of the individual Directors’ remuneration and transactions between the group and key management personnel.

(d) Pension plans

The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was £13 million (2014 — £17 million; 2013 — £11 million).

(e) Directors’ remuneration

	2015 £ million	2014 £ million	2013 £ million
Salaries and benefits	2	3	3
Annual incentive plan	1	—	3
Non-executive director’s fees	1	1	1
Share option exercises(i)	—	4	13
Shares vesting(i)	5	7	10
Post employment benefits(ii)	1	1	1

	10	16	31

Financial statements (continued)

(i)	Gains on options realised in the year and the benefit from share awards, calculated by using the share price applicable on the date of exercise of the share options and release of the awards.
(ii)	Includes the value of the cash allowance in lieu of pension contributions.

Details of the individual Directors’ remuneration are given in the Directors’ remuneration report.

21. PRINCIPAL GROUP COMPANIES

The companies listed below include those which principally affect the profits and assets of the group. The operating companies listed below may carry on the business described in the countries listed in conjunction with their subsidiaries and other group companies.

	Country of incorporation	Country of operation	Percentage of equity owned(i)	Business description

Subsidiaries

Diageo Ireland	Republic of Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks

Diageo Great Britain Limited	England	Worldwide	100%	Marketing and distribution of premium drinks

Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks

Diageo Brands B.V.	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks

Diageo North America, Inc.	United States	Worldwide	100%	Production, importing, marketing and distribution of premium drinks

United Spirits Limited(ii)	India	India	54.78%	Production, importing, marketing and distribution of premium drinks

Diageo Capital plc(iii)	Scotland	United Kingdom	100%	Financing company for the group

Diageo Finance plc(iii)	England	United Kingdom	100%	Financing company for the group

Diageo Investment Corporation	United States	United States	100%	Financing company for the US group

Mey İçki Sanayi ve Ticaret A.Ş.	Turkey	Turkey	100%	Production, marketing and distribution of premium drinks

Associates

Moët Hennessy, SNC(iv)	France	France	34%	Production, marketing and distribution of premium drinks

(i)	All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.
(ii)	Excluding 2.38% owned by the USL Benefit Trust.
(iii)	Directly owned by Diageo plc.
(iv)	French partnership.

Report of independent registered public accounting firm — internal controls

The Board of Directors and Stockholders

Diageo plc:

We have audited Diageo plc’s internal control over financial reporting as of 30 June 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Diageo plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, appearing in the Corporate Governance Report in Diageo plc’s Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Diageo plc maintained, in all material respects, effective internal control over financial reporting as of 30 June 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diageo plc and subsidiaries as of 30 June 2015 and 2014 and the related consolidated income statements, and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years then ended on pages 182 to 246, including the disclosures within the section ‘Directors’ shareholding requirements and share and other interests’ on page 171, and the section ‘Key management personnel related party transactions’ on page 176 and our report dated 29 July 2015 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

London, England

29 July 2015

Unaudited computation of ratio of earnings to fixed charges

	Year ended 30 June
	2015	2014	2013	2012	2011
	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes on income, non-controlling interests and discontinued operations	2,933	2,711	3,057	3,043	2,281
Less: Capitalised interest	(2)	(4)	(2)	(5)	(4)
Less: Share of after tax results of associates and joint ventures	(175)	(252)	(217)	(229)	(192)
Add: Dividends received from associates	183	228	220	190	150
Add: Fixed charges	697	671	758	752	766

	3,636	3,354	3,816	3,751	3,001

Fixed charges
Interest payable and other finance charges(i)	656	629	716	709	727
Add: Interest capitalised	2	4	2	5	4
Add: One third of rental expense	39	38	40	38	35

	697	671	758	752	766

	ratio	ratio	ratio	ratio	ratio
Ratio	5.2	5.0	5.0	5.0	3.9

(i)	Interest payable and other finance charges for the year ended 30 June 2015 includes a £55 million charge (2014 – £117 million; 2013 – £151 million; 2012 – £151 million; 2011 – £107 million) in respect of fair value adjustments to the group’s derivative instruments.

Additional information for shareholders

Legal proceedings

Information on the legal proceedings is set out in note 18 to the consolidated financial statements.

Related party transactions

Transactions with Directors are disclosed in the Directors’ remuneration report and transactions with other related parties are disclosed in note 20 to the consolidated financial statements.

Share capital

Major shareholders

At 31 July 2015, the following substantial interests (3% or more) in the company’s ordinary share capital (voting securities) had been notified to the company.

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

As at the close of business on 31 July 2015, 437,112,680 ordinary shares, including those held through ADSs, were held by approximately 2,737 holders (including ADR holders) with registered addresses in the United States, representing approximately 17.38% of the outstanding ordinary shares (excluding treasury shares). At such date, 109,174,410 ADSs were held by 2,299 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet or Guinness Group ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

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

Additional information for shareholders (continued)

Fluctuations in the exchange rate between the sterling and the US dollar will affect the US dollar equivalent of the sterling price of the ordinary shares on the LSE and, as a result, will affect the market price of the ADSs on the NYSE. In addition, such fluctuations will affect the US dollar amounts received by holders of ADSs on conversion of cash dividends paid in sterling on the underlying ordinary shares.

The following table shows, for the periods indicated, the reported high and low daily closing market quotations (which represent an average of bid and asked prices) for the ordinary shares on the LSE, taken from its Daily Official List, and the highest and lowest daily closing prices for ADSs as reported on the NYSE composite tape.

	Per ordinary share		Per ADS
	High pence	Low pence	High $	Low $
Year ended 30 June
2011	1301	1033	85.43	63.08
2012	1642	1112	104.00	72.77
2013	2085	1649	126.40	102.48
2014	2137	1768	132.74	115.83
2015	2023	1710	130.41	108.58
Three months ended
September 2013	2137	1898	131.82	115.83
December 2013	2030	1880	132.42	121.85
March 2014	2004	1768	132.74	116.32
June 2014	1942	1806	130.60	121.67
September 2014	1904	1710	130.41	114.40
December 2014	1981	1710	123.40	109.77
March 2015	2023	1782	121.94	109.08
June 2015	1967	1755	121.95	108.58
2015 monthly
January	2023	1782	121.94	109.08
February	1950	1837	119.26	113.89
March	1954	1849	117.85	110.00
April	1967	1797	116.89	111.02
May	1842	1755	112.91	108.58
June	1932	1761	121.95	109.30
July	1950	1790	121.62	112.31

At close of business on 31 July 2015, the market prices for ordinary shares and ADSs were 1790 pence and $112.31 respectively.

American depositary shares

Fees and charges payable by ADR holders

Citibank N.A. serves as the depositary (Depositary) for Diageo’s ADS programme having replaced the Bank of New York Mellon, the predecessor depositary, on 14 February 2013. Pursuant to the deposit agreement between Diageo, the Depositary and owners and holders of ADSs (the ‘Deposit Agreement’), ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge a fee of up to $5.00 per 100 ADSs (or fraction thereof) relating to the issuance of ADSs; delivery of deposited securities against surrender of ADSs; distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements); distribution of ADSs pursuant to stock dividends or other free stock distributions, or exercise of rights to purchase additional ADSs; distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares); and depositary services. Citibank N.A. is located at 388 Greenwich Street, New York, New York, 10013, U.S.A.

Additional information for shareholders (continued)

In addition, ADR holders may be required under the Deposit Agreement to pay the Depositary (a) taxes (including applicable interest and penalties) and other governmental charges; (b) registration fees; (c) certain cable, telex, and facsimile transmission and delivery expenses; (d) the expenses and charges incurred by the Depositary in the conversion of foreign currency; (e) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements; and (f) the fees and expenses incurred by the Depositary, the Custodian, or any nominee in connection with the servicing or delivery of ADSs. The Depositary may (a) withhold dividends or other distributions or sell any or all of the shares underlying the ADSs in order to satisfy any tax or governmental charge and (b) deduct from any cash distribution the applicable fees and charges of, and expenses incurred by, the Depositary and any taxes, duties or other governmental charges on account.

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

The following description summarises certain provisions of Diageo’s articles of association (as adopted by special resolution at the Annual General Meeting on 14 October 2009) and applicable English law concerning companies (the Companies Acts), in each case as at 31 July 2015. This summary is qualified in its entirety by reference to the Companies Acts and Diageo’s articles of association.

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

Additional information for shareholders (continued)

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

Dividend rights

Holders of Diageo’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends or fixed rate dividends. No dividend may be paid other than out of profits available for distribution. All of Diageo’s ordinary shares rank equally for dividends, but the Board may withhold payment of all or any part of any dividends or other monies payable in respect of Diageo’s shares from a person with a 0.25% interest (as defined in Diageo’s articles of association) if such a person has been served with a restriction notice (as defined in Diageo’s articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts. Dividends may be paid in currencies other than sterling and such dividends will be calculated using an appropriate market exchange rate as determined by the directors in accordance with Diageo’s articles of association.

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

Additional information for shareholders (continued)

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

Pre-emption rights and new issues of shares

While holders of ordinary shares have no pre-emptive rights under Diageo’s articles of association, the ability of the directors to cause Diageo to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted. Under the Companies Acts, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company’s articles of association or given by its shareholders in a general meeting, but which in either event cannot last for more than five years. Under the Companies Acts, Diageo may also not allot shares for cash (otherwise than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders.

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

At every such separate meeting, all of the provisions of Diageo’s articles of association relating to proceedings at a general meeting apply, except that (a) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds, (b) any holder of shares of the class who is present in person or by proxy may demand a poll, and (c) each shareholder present in person or by proxy and entitled to vote will have one vote per share held in that particular class in the event a poll is taken.

Additional information for shareholders (continued)

Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in all respects or by the reduction of the capital paid up on such shares or by the purchase or redemption by Diageo of its own shares, in each case in accordance with the Companies Acts and Diageo’s articles of association.

Repurchase of shares

Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo’s issued share capital. Diageo currently has shareholder authority to buy back up to 251 million ordinary shares during the period up to the next Annual General Meeting. The minimum price which must be paid for such shares is 28 101⁄108 pence and the maximum price is the higher of (a) an amount equal to 105% of the average of the middle market quotations for an ordinary share (as derived from the London Stock Exchange Daily Official List) for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out.

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

Exchange controls

Other than certain economic sanctions which may be in effect from time to time, there are currently no UK foreign exchange control restrictions on the payment of dividends, interest or other payments to holders of Diageo’s securities who are non-residents of the UK or on the conduct of Diageo’s operations.

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

Additional information for shareholders (continued)

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

If a partnership holds ordinary shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding ordinary shares or ADSs should consult its tax advisor with regard to the US federal income tax treatment of an investment in ordinary shares or ADSs.

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

A US holder is a beneficial owner of ordinary shares or ADSs that is for US federal income tax purposes:

•	a citizen or resident for tax purposes of the United States and who is not and has at no point been resident in the United Kingdom;
•	a US domestic corporation;
•	an estate whose income is subject to US federal income tax regardless of its source; or
•	a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

This section is not intended to provide specific advice and no action should be taken or omitted in reliance upon it. This section addresses only certain aspects of US federal income tax and UK income tax, corporation tax, capital gains tax, inheritance tax and stamp taxes. Holders of the ordinary shares or ADSs are urged to consult their own tax advisors regarding the US federal, state and local, and UK and other tax consequences of owning and disposing of the shares or ADSs in their respective circumstances. In particular, holders are encouraged to confirm with their advisor whether they are US holders eligible for the benefits of the Treaty.

Additional information for shareholders (continued)

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

The Chancellor announced in his Budget of 8 July 2015 substantial changes in relation to the taxation of dividends for individuals. If these changes are enacted, from 6 April 2016 the dividend tax credit will be abolished and replaced with a new tax-free dividend allowance of £5,000 for all taxpayers and the dividend tax rates will become 7.5% for basic rate taxpayers, 32.5% for higher rate taxpayers and 38.1% for additional rate taxpayers.

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

Additional information for shareholders (continued)

Taxation of capital gains

UK taxation

A citizen or resident (for tax purposes) of the United States who has at no time been resident in the United Kingdom will not be liable for UK tax on capital gains realised or accrued on the sale or other disposal of ordinary shares or ADSs, unless the ordinary shares or ADSs are held in connection with a trade or business carried on by the holder in the United Kingdom through a UK branch, agency or a permanent establishment. A disposal (or deemed disposal) of shares or ADSs by a holder who is resident in the United Kingdom may, depending on the holder’s particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

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

Additional information for shareholders (continued)

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

DIAGEO plc
(REGISTRANT)

/s/ DA MAHLAN
Name: DA Mahlan

Title: Chief Financial Officer

11 August 2015

Additional information for shareholders (continued)

Exhibits

1.1	Articles of Association of Diageo plc (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K (File No. 001-10691) filed with the Securities and Exchange Commission on 15 October 2009).
2.1	Indenture, dated as of 3 August 1998, among Diageo Capital plc, Diageo plc and The Bank of New York Mellon (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-8874) filed with the Securities and Exchange Commission on 24 July 1998 (pages 365 to 504 of paper filing)).(i)
2.2	Indenture, dated as of 1 June 1999, among Diageo Investment Corporation, Diageo plc and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 November 2001 (pages 241 to 317 of paper filing)).(i)
2.3	Indenture, dated as of 8 December 2003, among Diageo Finance B.V., Diageo plc and The Bank of New York Mellon (incorporated by reference to Exhibit 1 to the Report on Form 6-K (File No. 001-10691) filed with the Securities and Exchange Commission on 9 December 2003).(i)
4.1	Service Agreement, dated 1 July 2010, between Diageo plc and Deirdre A. Mahlan (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 14 September 2010).
4.2	Service Agreement, dated 7 May 2013, between Diageo plc, Diageo North America, Inc. and Ivan Menezes (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 12 August 2013).
4.3	Letter of Agreement, dated 19 July 2007, between Diageo plc and Dr Franz B Humer (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.4	Form of Service Agreement for Diageo plc’s executives in the United Kingdom, dated as of 1 July 2006 (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 17 September 2007).
4.5	Form of Service Agreement for Diageo plc’s executives in the United States, dated as of 1 July 2006 (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 17 September 2007).
4.6	Form of Service Agreement for Diageo plc’s executives in the United Kingdom, in use as of July 2015.
4.7	Form of Service Agreement for Diageo plc’s executives in the United States, in use as of July 2015.
4.8	Diageo 2010 Sharesave Plan, dated 14 October 2010 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-169934) filed with the Securities and Exchange Commission on 14 October 2010).
4.9	Diageo 2001 Share Incentive Plan, dated 14 October 2010 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-169934) filed with the Securities and Exchange Commission on 14 October 2010).
4.10	Rules of the Diageo plc 2009 International Share Match Plan, dated 14 October 2010 (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-169934) filed with the Securities and Exchange Commission on 14 October 2010).
4.11	Diageo plc 2009 Executive Long Term Incentive Plan, dated 14 October 2009 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-162490) filed with the Securities and Exchange Commission on 15 October 2009).
4.12	Diageo plc 2009 Discretionary Incentive Plan, dated 14 October 2009 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-162490) filed with the Securities and Exchange Commission on 15 October 2009).
4.13	Diageo plc 2008 Performance Share Plan, dated as of 15 October 2008 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-154338) filed with the Securities and Exchange Commission on 16 October 2008).
4.14	Diageo plc 2008 Senior Executive Share Option Plan, dated as of 15 October 2008 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-154338) filed with the Securities and Exchange Commission on 16 October 2008).
4.15	Diageo plc Senior Executive Share Option Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.16	Diageo plc Executive Share Option Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.17	Diageo plc Associated Companies Share Option Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.18	Diageo plc Long Term Incentive Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).

Additional information for shareholders (continued)

4.19	Diageo plc 1998 United States Employee Stock Purchase Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.20	Diageo plc 2007 United States Employee Stock Purchase Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.21	Diageo plc UK Sharesave Scheme 2000, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.22	Addendum to Form of Service Agreement for Diageo plc’s executives in the United States (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.23	Diageo plc Associated Companies Share Incentive Plan, dated as of 23 August 2011 (incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 5 September 2012).
4.24	Diageo plc Long Term Incentive Plan, dated as of 18 September 2014 (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-206290) filed with the Securities and Exchange Commission on 11 August 2015).
6.1	Description of earnings per share (included in the section ‘How we measure performance: Key performance indicators’ on page 28 of this Annual Report on Form 20-F).
7.1	Description of unaudited computation of ratio of earnings to fixed charges (included on page 248 of this Annual Report on Form 20-F).
8.1	Principal group companies (included in note 21 to the consolidated financial statements on page 246 of this Annual Report on Form 20-F).
12.1	Certification of Ivan Menezes filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Deirdre A. Mahlan filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of Ivan Menezes furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
13.2	Certification of Deirdre A. Mahlan furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
15.1	Consent of KPMG Audit Plc, independent registered public accounting firm.
15.2	Consent of KPMG LLP, independent registered public accounting firm.
15.3	KPMG Audit Plc’s letter regarding change in auditor.
15.4	KPMG LLP’s letter regarding change in auditor.

(i)	Pursuant to an Agreement of Resignation, Appointment and Acceptance dated 16 October 2007 by and among Diageo plc, Diageo Capital plc, Diageo Finance BV, Diageo Investment Corporation, The Bank of New York and Citibank NA, The Bank of New York Mellon has become the successor trustee to Citibank NA under Diageo’s indentures dated 3 August 1998, 8 December 2003 and 1 June 1999.

Additional information for shareholders (continued)

Cross reference to Form 20-F

Item	Required item in Form 20-F	Page(s)
Part I
1.	Identity of directors, senior management and advisers	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key information
	A. Selected financial data	8-11
	B. Capitalization and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	36-41
4.	Information on the company
	A. History and development of the company	5, 16, 51-53, 80-82, 99, 101, 123, 131, 197-202, 206-209, 244, 251
	B. Business overview	5, 12-19, 38, 51-74, 83-98, 124-125, 190-194
	C. Organizational structure	246
	D. Property, plants and equipment	13-15, 55, 59, 62, 66, 69, 197-199, 213-215
4A.	Unresolved staff comments	Not applicable
5.	Operating and financial review and prospects
	A. Operating results	9-11, 15-16, 28, 30, 38, 45-98, 120-133, 197-199, 216-221, 226-227
	B. Liquidity and capital resources	30, 49, 52-53, 78, 81-82, 99-102, 221-224, 229-230, 233-235, 244
	C. Research and development, patents and licenses, etc.	15
	D. Trend information	7, 32-33, 35
	E. Off-balance sheet arrangements	102
	F. Tabular disclosure of contractual obligations	101
	G. Safe harbor	—
6.	Directors, senior management and employees
	A. Directors and senior management	134-138, 174
	B. Compensation	151-157, 163-174, 216-221, 238-239
	C. Board practices	134-136, 142, 148-152, 160-161, 178
	D. Employees	196-197
	E. Share ownership	156-157, 165-169, 171-172, 176, 238-239
7.	Major shareholders and related party transactions
	A. Major shareholders	249
	B. Related party transactions	163, 173, 176, 244-246, 249
	C. Interests of experts and counsel	Not applicable
8.	Financial information
	A. Consolidated statements and other financial information	10, 22, 180-246
	B. Significant changes	Not applicable
9.	The offer and listing
	A. Offer and listing details	250
	B. Plan of distribution	Not applicable
	C. Markets	249-250
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable
10.	Additional information
	A. Share capital	Not applicable
	B. Memorandum and articles of association	251-255
	C. Material contracts	160-161, 238-239
	D. Exchange controls	255
	E. Taxation	256-258
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	255
	I. Subsidiary information	Not applicable

Additional information for shareholders (continued)

Item	Required item in Form 20-F	Page(s)
11.	Quantitative and qualitative disclosures about market risk	102, 225-233
12.	Description of securities other than equity securities
	A. Debt securities	Not applicable
	B. Warrants and rights	Not applicable
	C. Other securities	Not applicable
	D. American depositary shares	250-251
Part II
13.	Defaults, dividend arrearages and delinquencies	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
15.	Controls and procedures
	A. Disclosure controls and procedures	142
	B. Management’s report on internal control over financial reporting	144
	C. Attestation report of the registered public accounting firm	247
	D. Changes in internal control over financial reporting	144
16A.	Audit committee financial expert	150
16B.	Code of ethics	143
16C.	Principal accountant fees and services	149, 196
16D.	Exemptions from the listing standards for audit committees	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers	100-101, 237
16F.	Change in registrant’s certifying accountant	149-150
16G.	Corporate governance	145-146
16H.	Mine safety disclosure	Not applicable
Part III
17.	Financial statements	Not applicable
18.	Financial statements	See Item 8
19.	Exhibits	261-263

Additional information
	Unaudited computation of ratio of earnings to fixed charges	248
	Glossary of terms and US equivalents	265-266

It is possible to read and copy documents that have been filed by Diageo plc with the U.S. Securities and Exchange Commission (SEC) at the SEC’s public reference room, located at 450 5th Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges. Filings with the SEC are also available to the public from commercial document retrieval services and on the website maintained by the SEC at www.sec.gov.

Glossary of terms and US equivalents

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Term used in UK annual report	US equivalent or definition
Associates	Entities accounted for under the equity method
American Depositary Receipt (ADR)	Receipt evidencing ownership of an ADS
American Depositary Share (ADS)	Registered negotiable security, listed on the New York Stock Exchange, representing four Diageo plc ordinary shares of 28 101⁄108 pence each
Called up share capital	Common stock
Capital redemption reserve	Other additional capital
Company	Diageo plc
CPI	Consumer price index
Creditors	Accounts payable and accrued liabilities
Debtors	Accounts receivable
Employee share schemes	Employee stock benefit plans
Employment or staff costs	Payroll costs
Equivalent units	An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. To convert volume of products other than spirits to equivalent units: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10, and certain pre-mixed products classified as ready to drink in nine-litre cases divide by five.
Euro, €, ¢	Euro currency
Exceptional items	Items that, in management’s judgement, need to be disclosed separately by virtue of their size or nature
Excise duty	Tax charged by a sovereign territory on the production, manufacture, sale or distribution of selected goods (including imported goods) within that territory. It is generally based on the quantity or alcohol content of goods, rather than their value, and is typically applied to alcohol products and fuels.
Finance lease	Capital lease
Financial year	Fiscal year
Free cash flow	Net cash flow from operating activities aggregated with net purchase and disposal of property, plant and equipment and computer software and with movements in loans
Freehold	Ownership with absolute rights in perpetuity
GAAP	Generally accepted accounting principles
Group and Diageo	Diageo plc and its consolidated subsidiaries
IFRS	International Financial Reporting Standards as endorsed and adopted for use in the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board
Impact Databank, IWSR, IRI, Beverage Information Group and Plato Logic	Information source companies that research the beverage alcohol industry and are independent from industry participants
Net sales	Sales after deducting excise duties
Noon buying rate	Buying rate at noon in New York City for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York
Operating profit	Net operating income
Organic movement	At level foreign exchange rates and after adjusting for exceptional items, acquisitions and disposals for continuing operations
Own shares	Treasury stock
Pound sterling, sterling, £, pence, p	UK currency
Price/mix	Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

Glossary of terms and US equivalents (continued)

Term used in UK annual report	US equivalent or definition
Profit	Earnings
Profit for the year	Net income
Provisions	Accruals for losses/contingencies
Reserves	Accumulated earnings, other comprehensive income and additional paid in capital
RPI	Retail price index
Ready to drink	Ready to drink products. Ready to drink also include ready to serve products, such as premix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.
SEC	US Securities and Exchange Commission
Share premium	Additional paid in capital or paid in surplus
Shareholders’ funds	Shareholders’ equity
Shareholders	Stockholders
Shares	Common stock
Shares and ordinary shares	Diageo plc’s ordinary shares
Shares in issue	Shares issued and outstanding
Trade and other payables	Accounts payable and accrued liabilities
Trade and other receivables	Accounts receivable
US dollar, US$, $, ¢	US currency