Form 20-F
period 2016-06-30
DIAGEO PLC
filed 2016-08-09
CIK 835403

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 30 June 2016

Commission file number 1-10691

DIAGEO plc

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organisation)

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Address of principal executive offices)

David Harlock, Company Secretary

Tel: +44 20 8978 6000

E-mail: the.cosec@diageo.com

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares Ordinary shares of 28 101/108 pence each	New York Stock Exchange New York Stock Exchange(i)
2.875% Guaranteed Notes due 2022 8.000% Guaranteed Notes due 2022 7.450% Guaranteed Notes due 2035 4.250% Guaranteed Notes due 2042	New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange

(i) Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 2,754,380,836 ordinary shares of 28 101/108 pence each.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 30 June 2016 of Diageo plc (the 2016 Form 20-F).

Contents

5	Introduction
7	Recent trends
8	Historical information

12	Strategic report
12	Business description
12	Our business
17	Our global reach
18	Our brands
19	Breadth and depth across price points
20	Our strategy
21	Our business model
23	How we measure performance: key performance indicators
28	Chairman’s statement
32	Chief Executive’s statement
35	Market dynamics
38	How we will deliver our Performance Ambition
39	Risk factors
46	Cautionary statement concerning forward-looking statements

48	Business review
48	Operating results 2016 compared with 2015
80	Operating results 2015 compared with 2014
110	Liquidity and capital resources
112	Contractual obligations and commitments
112	Off-balance sheet arrangements
113	Risk management
113	Critical accounting policies
113	New accounting standards
114	Our role in society
133	Definitions and reconciliation of non-GAAP measures to GAAP measures

147	Governance
147	Board of Directors and Company Secretary
150	Executive Committee
152	Corporate governance report
161	Report of the Audit Committee
165	Directors’ remuneration report
194	Directors’ report

Contents (continued)

197	Financial statements
197	Reports of independent registered public accounting firms
199	Consolidated income statement
200	Consolidated statement of comprehensive income
201	Consolidated balance sheet
202	Consolidated statement of changes in equity
203	Consolidated statement of cash flows
204	Notes to the consolidated financial statements
204	Accounting information and policies
207	Results for the year
224	Operating assets and liabilities
245	Risk management and capital structure
261	Other financial information

271	Unaudited computation of ratio of earnings to fixed charges

272	Additional information for shareholders
272	Legal proceedings
272	Related party transactions
272	Share capital
273	American depositary shares
274	Articles of association
278	Exchange controls
278	Documents on display
279	Taxation
282	Warning to shareholders - share fraud
283	Signature
284	Exhibits
286	Cross reference to Form 20-F

288	Glossary of terms and US equivalents

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

This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2016. The information set out in this Form 20-F does not constitute Diageo plc’s statutory accounts under the UK Companies Acts for the years ended 30 June 2016, 2015 or 2014. PricewaterhouseCoopers LLP has reported on the accounts for the year ended 30 June 2016 and the group’s former auditors, KPMG LLP has reported on the accounts for the year ended 30 June 2015 and 2014; their respective audit reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the accounts for the years ended 30 June 2016, 2015 or 2014. The accounts for 2015 and 2014 have been delivered to the registrar of companies for England and Wales and those for 2016 will be delivered in due course.

This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. For more details, please refer to the cautionary statement concerning forward-looking statements on pages 46-47.

The content of the company’s website (www.diageo.com) or any other documents referred to herein should not be considered to form a part of or be incorporated into this report. This report includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use. In this report, the term ‘company’ refers to Diageo plc and terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries, except as the context otherwise requires. A glossary of terms used in this report is included at the end of the report.

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

Information presented

Organic movements and organic operating margins are before exceptional items. Share, unless otherwise stated, refers to value share. For a definition of organic movement and reconciliations of non-GAAP measures to GAAP measures see on page 133.

The brand ranking information presented in this report, when comparing information with competitors, reflects data published by sources such as IWSR, Impact Databank, Nielsen, Beverage Information Group and Plato Logic. Market data information and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates.

Disclosures not incorporated by reference

The following pages and sections of the Annual Report of Diageo plc for the year ended 30 June 2016, are not incorporated by reference into this report on Form 20-F and are furnished to the United States Securities and Exchange Commission (SEC) for information only:

•	Disclosures under the headings ‘Doing business the right way’ and ‘Our role in society’ in the section ‘Strategic Report – Our business’ on page 12.

Introduction (continued)

•	Disclosures included under the titles ‘Number of responsible drinking programs (%)’, ‘Water withdrawals’ and ‘Carbon emissions’ in the section ‘Strategic Report – Our Global Reach – Diageo reports as five regions’ on page 17.
•	Disclosures on pages 21 and 22 in the section ‘Strategic Report – Our business model’ under the sub-headings ‘Values’, ‘Our role in society’ and ‘Sustainability and responsibility priorities’.
•	Disclosures on pages 25 and 27 in the section ‘Strategic Report – How we measure performance: key performance indicators’ of non-financial key performance indicators.
•	Disclosures under the heading ‘Our role in society’ in the Chairman’s Statement on page 30.
•	Disclosures under the heading ’ Our role in society’ in the Chief Executive’s statement on pages 33 and 34.
•	Disclosures on pages 36 and 37 under the heading ‘Strategic Report – Market Dynamics – Earning the trust and respect which support performance’.
•	Disclosures included under the heading ‘Strategic Report – How we will deliver our Performance Ambition – our three Sustainability and responsibility priorities’ on page 38.
•	Disclosures included under the titles ‘Sustainability and responsibility’ on pages 61, 64, 68, 71, and 74 in relation to each reporting segment in the Business Review.
•	Disclosures in the section ‘Strategic report – Our role in society’ on pages 114 to 132.

Recent trends

The following comments were made by Ivan Menezes, Chief Executive of Diageo, in Diageo’s preliminary results announcement on 28 July 2016:

“This is a good set of results delivering what we set out to achieve this time last year and demonstrating our momentum.

This better performance reflects the work we have done to strengthen our big brands through marketing and innovation, as well as expanding our distribution reach. Our six global brands and our US spirits business are all back in growth and we have seen a significant improvement in the performance of our scotch and beer portfolios. The delivery of volume growth; organic margin expansion; increased free cash flow; and the disposal of £1bn in non-core assets, comes from an everyday focus on efficiency in each aspect of our business. We have also made significant progress this year in our aim to improve the role of alcohol in society, partner with our communities and reduce our environmental impact.

These results position us well to deliver a stronger performance in F17. We are confident of achieving our objective of mid-single digit top line growth, and in the three years ending F19 delivering 100bps of organic operating margin improvement.”

Historical information

The following tables present selected consolidated financial data for Diageo for the five years ended 30 June 2016 and as at the respective year ends. The data presented below for the five years ended 30 June 2016 and the respective year ends has been derived from Diageo’s consolidated financial statements, audited by Diageo’s independent auditor. The group’s former auditors, KPMG LLP and its affiliates (KPMG) reported on the financial statements for the four years ended 30 June 2015.

Income statement data	Year ended 30 June
	2016 £ million	2015 £ million	2014 £ million	2013 £ million	2012 £ million
Sales	15,641	15,966	13,980	15,276	14,392
Excise duties	(5,156)	(5,153)	(3,722)	(3,973)	(3,753)

Net sales	10,485	10,813	10,258	11,303	10,639
Cost of sales	(4,251)	(4,610)	(4,029)	(4,416)	(4,208)

Gross profit	6,234	6,203	6,229	6,887	6,431
Marketing	(1,562)	(1,629)	(1,620)	(1,769)	(1,671)
Other operating expenses	(1,831)	(1,777)	(1,902)	(1,738)	(1,652)

Operating profit	2,841	2,797	2,707	3,380	3,108
Non-operating items	123	373	140	(83)	147
Net interest and other financial charges	(327)	(412)	(388)	(457)	(441)
Share of other tax results of associates and joint ventures	221	175	252	217	229

Profit before taxation	2,858	2,933	2,711	3,057	3,043
Taxation	(496)	(466)	(447)	(507)	(1,011)

Profit from continuing operations	2,362	2,467	2,264	2,550	2,032
Discontinued operations	—	—	(83)	—	(11)

Profit for the year	2,362	2,467	2,181	2,550	2,021

Weighted average number of shares	million	million	million	million	million
Shares in issue excluding own shares	2,508	2,505	2,506	2,502	2,495
Dilutive potential ordinary shares	10	12	11	15	14

	2,518	2,517	2,517	2,517	2,509

Per share data	pence	pence	pence	pence	pence
Dividend per share	59.2	56.4	51.7	47.4	43.5
Earnings per share
Basic
Continuing operations	89.5	95.0	93.0	98.0	76.6
Discontinued operations	—	—	(3.3)	—	(0.4)

Basic earnings per share	89.5	95.0	89.7	98.0	76.2

Diluted
Continuing operations	89.1	94.6	92.6	97.4	76.2
Discontinued operations	—	—	(3.3)	—	(0.4)

Diluted earnings per share	89.1	94.6	89.3	97.4	75.8

Historical information (continued)

Balance sheet data

	As at 30 June
	2016 £ million	2015 £ million	2014 £ million	2013 £ million	2012 £ million
Non-current assets	19,639	18,134	15,495	16,481	15,098
Current assets	8,852	7,670	7,469	8,510	7,171

Total assets	28,491	25,804	22,964	24,991	22,269

Current liabilities	(6,187)	(5,290)	(4,851)	(5,519)	(4,762)
Non-current liabilities	(12,124)	(11,258)	(10,523)	(11,384)	(10,715)

Total liabilities	(18,311)	(16,548)	(15,374)	(16,903)	(15,477)

Net assets	10,180	9,256	7,590	8,088	6,792

Share capital	797	797	797	797	797
Share premium	1,347	1,346	1,345	1,344	1,344
Other reserves	2,625	1,994	2,243	3,154	3,213
Retained earnings	3,761	3,634	2,438	1,741	234

Equity attributable to equity shareholders of the parent company	8,530	7,771	6,823	7,036	5,588
Non-controlling interests	1,650	1,485	767	1,052	1,204

Total equity	10,180	9,256	7,590	8,088	6,792

Net borrowings	(8,635)	(9,527)	(8,850)	(8,403)	(7,573)

Notes to the historical information

1. Accounting policies The consolidated financial statements for the five years ended 30 June 2016 have been prepared in accordance with IFRS. The IFRS accounting policies applied by the group to prepare the financial information in this document are disclosed in the notes to the consolidated financial statements.

Historical information (continued)

2. Exceptional items Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements. An analysis of exceptional items is as follows:

	Year ended 30 June
	2016 £ million	2015 £ million	2014 £ million	2013 £ million	2012 £ million
Items included in operating profit
Brand, goodwill and tangible asset impairment	(118)	—	(264)	(50)	(59)
Restructuring programmes	—	(82)	(163)	(69)	(96)
Duty settlements	—	(146)	—	—	—
Associate impairment	—	(41)	—	—	—
Pension changes – past service credits	—	—	—	20	115
Disengagement agreements relating to United Spirits Limited	(49)	—	—	—	—

	(167)	(269)	(427)	(99)	(40)

Non-operating items
Gains/(losses) on sale of businesses	215	247	—	(83)	23
Step up gains	—	156	140	—	124
Other non-operating items	(92)	(30)	—	—	—

	123	373	140	(83)	147

Items included in taxation
Tax credit on exceptional operating items	7	51	99	27	19
Tax on sale of businesses	49	—	—	28	—
Loss of future tax amortisation	—	—	—	—	(524)

	56	51	99	55	(505)

Exceptional items in continuing operations	12	155	(188)	(127)	(398)
Discontinued operations net of taxation (note 3)	—	—	(83)	—	(11)

Exceptional items	12	155	(271)	(127)	(409)

3. Discontinued operations in the year ended 30 June 2014 comprised a charge after taxation of £83 million (£91 million less tax of £8 million) (2012 - £16 million less deferred tax of £5 million) in respect of the settlement of thalidomide litigation in Australia and New Zealand and anticipated future payments to thalidomide organisations.

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

		Year ended 30 June
		2016	2015	2014	2013	2012
		pence	pence	pence	pence	pence
Per ordinary share	Interim	22.60	21.50	19.70	18.10	16.60
	Final	36.60	34.90	32.00	29.30	26.90

	Total	59.20	56.40	51.70	47.40	43.50

		$	$	$	$	$
Per ADS	Interim	1.27	1.28	1.31	1.10	1.05
	Final	1.95	2.14	2.06	1.89	1.72

	Total	3.22	3.42	3.37	2.99	2.77

Historical information (continued)

Note: Subject to shareholders’ approval the final dividend for the year ended 30 June 2016 will be paid on 6 October 2016, and payment to US ADR holders will be made on 12 October 2016. In the table above, an exchange rate of £1 = $1.33 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 6 October 2016.

5. Net borrowings Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

6. Share capital There were 2,754 million ordinary share of 28 101⁄108 pence each in issue with a nominal value of £797 million throughout the five year period ended 30 June 2016.

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

	Year ended 30 June
	2016 $	2015 $	2014 $	2013 $	2012 $
Year end	1.32	1.57	1.71	1.52	1.57
Average rate(i)	1.47	1.57	1.64	1.57	1.59

(i)	The average of the noon buying rates on the last business day of each month during the year ended 30 June.

The following table shows period end, high, low and average US dollar/pound sterling noon buying exchange rates by month, for the six month period to 31 July 2016, expressed in US dollars per £1.

	2016
	July	June	May	April	March	February
	$	$	$	$	$	$
Month end	1.33	1.32	1.45	1.46	1.44	1.39
Month high	1.33	1.48	1.47	1.46	1.45	1.46
Month low	1.29	1.32	1.44	1.41	1.39	1.39
Average rate(i)	1.31	1.42	1.45	1.43	1.42	1.43

(i)	The average of the noon buying rates on each business day of the month.

The noon buying exchange rate as at 29 July 2016 was £1 = $1.33.

These rates have been provided for information only. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the consolidated financial statements. See note 1 to the consolidated financial statements for the actual rates used in the preparation of the consolidated financial statements.

Strategic report

Business description

OUR BUSINESS

Diageo is a global leader in beverage alcohol with iconic brands across spirits and beer. We truly understand the consumer and have world-class marketing and innovation skills to build powerful brands that play a positive role in society.

Diageo has built a strong platform for growth. We have grown through investment in our brands, and by acquisition to broaden our geographical footprint and category depth and range.

Our 21 market model(i) has established strong local business units, well positioned to win in increasingly competitive and fast paced operating environments.

We want to make a positive contribution – to society, to communities, to individuals, and to the environment – while continuing to prosper as a business. We actively create the shared value that is part of our heritage, and essential to our future.

Strength through global reach and iconic brands

We build global brands alongside local stars. These brands have broad consumer appeal across geographies to meet demand now and in the future.

Doing business the right way

For us, standards are everything, from how we produce and market our brands, to how we innovate and sell, and in governance and ethics as codified in our Code of Business Conduct.

We produce	We innovate	We market	We sell
We produce our brands from more than 150 sites in around 30 countries. We are committed to efficient, sustainable production to the highest quality standards. Our export-led International Supply Centre (ISC) employs over 4,000 people across more than 55 sites in Scotland, England, Ireland, Italy and the Netherlands.	Innovation is a mindset driving everything we do and an important growth engine for our business. We combine our world-leading technical and research capability with investments in smaller start-ups. We partner with entrepreneurs to actively experiment in digital technology, new business models and partnerships to solve business issues and unlock new opportunities.	For decades our brands have been at the forefront of marketing innovation and the same remains true today. We invest in world-class marketing to build our brands, focused on programmes which recruit and re-recruit consumers. We take our obligations to market responsibly and help consumers make informed decisions seriously.	Everyone at Diageo sells or understands how they can help sell. This is just one expression of the sales-led organisation we are building. We work to extend our sales reach by ensuring our products are available where people want them and by delivering memorable consumer experiences.

Our role in society

Everywhere we operate, we set out to have a positive impact on the world around us. Doing so is good for our business, for our communities and for our consumers.

At the core of our approach is a commitment to create a positive role for alcohol in society. This is fundamental to our purpose – celebrating life, every day, everywhere. We are also committed to tackling alcohol misuse through effective programmes that prevent and reduce alcohol misuse, and work with others to raise awareness and change people’s attitudes and behaviour. We market our products responsibly and provide the information consumers need to make informed decisions.

Our distilleries and breweries are at the very heart of the communities in which we work, which gives us an opportunity to create shared value. To do this, we work hard to increase access to opportunity through: enabling entrepreneurship, employability and skills; improving access to clean water, sanitation and hygiene; and helping to empower women.

By reducing carbon packaging, water and waste now, we are reducing our environmental impact to support future opportunities.

(i)	Throughout this Annual Report 2016, reference to Diageo’s 21 geographically based markets are stated as ‘21 markets’.

Business description (continued)

Production

Diageo owns manufacturing production facilities across the globe, including maltings, distilleries, breweries, packaging plants, maturation warehouses, cooperages and distribution warehouses. Diageo’s brands are also produced at plants owned and operated by third parties and joint ventures at a number of locations internationally.

Diageo has been investing over the last few years in a number of restructuring programmes to increase the efficiency of its supply operations. This has resulted in improvements and changes in the group’s supply operations principally in North America, Scotland and Ireland.

The locations, principal activities, products, packaging production capacity and packaging production volume of Diageo’s principal production centres in the year ended 30 June 2016 were as follows:

Location	Principal products	Production capacity in millions of equivalent units (i)	Production volume in 2016 in millions of equivalent units
United Kingdom (Spirits)	Scotch whisky, gin, vodka, rum, ready to drink	96	52
UK, Ireland (Guinness)	Beer	8	7
Ireland (Baileys)	Irish cream liqueur	12	7
Italy (Santa Vittoria)	Vodka, wine, rum, ready to drink	11	4
Turkey	Raki, vodka, gin, liqueur, wine	8	6
United States, Canada, US Virgin Islands	Vodka, gin, tequila, rum, Canadian whisky, American whiskey, progressive adult beverages, ready to drink	43	34
Brazil	Cachaça, vodka	11	8
Mexico	Tequila	1	1
Australia	Rum, vodka, ready to drink	4	2
Singapore	Finishing centre	7	1
India	Rum, vodka, whisky, scotch, brandy, gin, wine	160	111
Nigeria	Beer	7	5
South Africa	Beer, spirits and ready to drink	8	6
East Africa (Uganda, Kenya, Tanzania)	Beer and spirits	13	11
Africa Regional Markets (Ethiopia, Cameroon, Ghana, Seychelles)	Beer	7	4

(i)	Capacity represents ongoing production capacity. The production capacities quoted in the table are based on actual production levels for the year ended 30 June 2016 adjusted for the elimination of unplanned losses and inefficiencies. On 7 October 2015 the group disposed of its brewing operations in Jamaica and Singapore and Malysia. On 1 January 2016 Diageo disposed of its wine operations in the United States. The figures above exclude the production capacity and volume for these operations.

Spirits

Spirits are produced in distilleries located worldwide. The group owns 29 Scotch whisky distilleries in Scotland, two whisky distilleries in Canada and one whiskey distillery in the United States. Diageo produces Smirnoff internationally. Ketel One and Cîroc vodkas are purchased as finished product from The Nolet Group and Eurowinegate, respectively. Gin distilleries are located in both the United Kingdom and the United States. Baileys is produced in the Republic of Ireland and Northern Ireland. Rum is blended and bottled in the United States, Canada, Italy and the United Kingdom, and is distilled and blended in the US Virgin Islands and in Australia, Venezuela and Guatemala. Raki is produced in Turkey, Chinese spirits are produced in Chengdu, in the Sichuan province of China, cachaça is produced in Ceará State in Brazil and Don Julio tequila in Mexico.

Business description (continued)

Diageo’s maturing Scotch whisky is located in warehouses in Scotland (the largest at Blackgrange holding approximately 50% of the group’s maturing Scotch whisky), its maturing Canadian whisky in La Salle and Gimli in Canada and its maturing American whiskey in Kentucky and Tennessee in the United States. In May 2014 the company announced its intention to invest approximately $115 million (£86 million) over three years to build a distillery and six barrel storage warehouses in Shelby County, Kentucky. The new distillery is expected to be in operation by the end of calendar year 2016.

In June 2012, the company announced a multi-year investment plan in Scotch whisky production and inventory and has spent approximately £1 billion to date. The investment program was completed in the year ended 30 June 2016. Investments made during the year ended 30 June 2016 in Clynelish and increases in warehousing capacity to support distilling and maturing activities are intended to provide for long term Scotch sales growth.

Diageo owns a controlling equity stake in United Spirits Limited (USL) which is the leading alcoholic beverage company in India selling over 90 million equivalent cases of Indian-Made Foreign Liquor (IMFL). USL has a significant market presence across India and operates 26 owned, 17 leased and 39 third party manufacturing facilities in India and Nepal. USL also operates spirit distillation plants for neutral alcohol, malt spirit, grape spirit and rum spirit with accompanying maturation facilities. USL has many leading Indian brands such as McDowell’s (Indian whisky, rum and brandy), Black Dog (scotch), Signature (Indian whisky), Antiquity (Indian whisky) and Bagpiper (Indian whisky).

Beer

Diageo’s principal brewing facility is at the St James’s Gate brewery in Dublin where the capacity was recently expanded to brew all beers sold in Europe and for global exports in particular to the United States. Diageo has breweries in a number of African countries: Nigeria, Kenya, Ghana, Cameroon, Ethiopia, Tanzania, Uganda and the Seychelles.

On 1 December 2015, Diageo disposed of its 25% equity stake in Sedibeng Brewery (Pty) Limited, which owned a brewery in South Africa. On 7 October 2015, Diageo also completed the disposal of its 57.87% shareholding in Desnoes & Geddes (Jamaican Red Stripe business) and its 49.99% stake in GAPL Pte Limited (Singapore and Malaysian beer business) to Heineken. GAPL owns 51% of Guinness Anchor Berhad, operating in Malaysia, which was also disposed of.

Guinness is brewed by over 50 third parties around the world under licence arrangements. Guinness flavour extract is shipped from Ireland to all overseas Guinness brewing operations which use the flavour extract to brew Guinness locally. Guinness Draught in cans and bottles is packaged at Runcorn and Belfast in the United Kingdom. The Runcorn facility performs the kegging of Guinness Draught which is transported to Great Britain in bulk.

Ready to drink

Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, South Africa, Australia, the United States and Canada.

Property, plant and equipment

Diageo owns approximately 95% of the manufacturing, distilling, brewing, bottling and administration facilities it uses across the group’s worldwide operations. It holds approximately 3% of properties on leases in excess of 50 years. The principal production facilities are described above. As at 30 June 2016, Diageo’s land and buildings are included in the group’s consolidated balance sheet at a net book value of £1,083 million. Diageo’s two largest individual facilities, in terms of book value, are the Leven bottling, blending and warehousing facility in Scotland and St James’s Gate brewery in Dublin. Approximately 38% of the net book value of Diageo’s land and buildings are properties located in Great Britain, 14% in India, and 12% both in the United States and Ireland.

Business description (continued)

Raw materials and supply agreements

The group has a number of long term contracts in place for the purchase of raw materials including glass, other packaging, spirit, cream, rum and grapes. Forward contracts are in place for the purchase of cereals to minimise the effects of short term price fluctuations.

Cream is the principal raw material used in the production of Irish cream liqueur and is sourced from Ireland. Grapes are used in the production of raki and are sourced from suppliers in Turkey. Other raw materials purchased in significant quantities for the production of spirits and beer are molasses, cereals, sugar and a number of flavours (such as juniper berries, agave, aniseed, chocolate and herbs). These are sourced from suppliers around the world.

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

In the year ended 30 June 2016, the group’s research and development expenditure amounted to £28 million (2015 — £26 million; 2014 — £24 million), representing principally the cost of developing new products, from idea generation through to full product development. Research and development expenditure is generally written off in the year in which it is incurred.

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

Regulations and taxes

Diageo’s worldwide operations are subject to extensive regulatory requirements regarding production, product liability, distribution, importation, marketing, promotion, sales, pricing, labelling, packaging, advertising, labour, pensions, compliance and control systems and environmental issues. In the United States, the beverage alcohol industry is subject to strict federal and state government regulations. At the federal level, the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department oversees the industry, and each state as well as some local authorities in jurisdictions in which Diageo sells or produces products, have regulations. Federal, state and local regulations cover virtually every aspect of its operations, including production, distribution, marketing, promotion, sales, pricing, labelling, packaging and advertising.

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

Advertising, marketing and sales of alcohol are subject to various restrictions in markets around the world. These range from a complete prohibition of alcohol in certain cultures and countries, such as in certain states in India, and through the prohibition of the import of spirits, wine and beer, to restrictions on the advertising style, media and messages used. In a number of countries, television is a prohibited medium for spirits brands and in other countries, television advertising, while permitted, is carefully regulated. Many countries also regulate the use of internet-based advertising and social media in connection with alcohol sales.

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

Acquisitions and disposals

Diageo has disposed of its wines and certain beer assets in the year ended 30 June 2016. For a description of principal acquisitions and disposals since 1 July 2013, see note 9 to the consolidated financial statements.

Seasonality

Approximately 40% of Diageo’s annual net sales occur in the last four months of each calendar year.

Business description (continued)

OUR GLOBAL REACH

Diageo is the leading spirits player in every region of the world. This regional profile provides us with exposure to the greatest consumer growth opportunities in our sector. We operate as 21 geographically based markets around the world and have a presence in over 180 countries. We employ more than 32,000 talented people across our global business.

Diageo reports as five regions

	North America	Europe, Russia and Turkey	Africa	Latin America and Caribbean	Asia Pacific
% Share by region
Volume (%)	19.1	17.8	12.7	8.4	42.0
Net sales(i) (%)	34.1	24.3	13.4	8.3	19.9
Operating profit before exceptional items(ii) (%)	49.1	25.4	6.7	6.3	12.5
Operating profit(iii) (%)	51.8	26.8	7.1	2.7	11.6
Number of responsible drinking programmes (%)	21.2	25.4	15.6	15.7	22.1
Water withdrawals(iv) (%)	10.0	38.2	37.8	1.8	12.2
Carbon emissions(iv) (%)	6.7	42.7	37.4	2.3	10.9
Number of employees(v) (%)	9.0	33.5	16.5	9.8	31.2

(i)	Does not include corporate net sales of £36 million. (ii) Excluding exceptional operating charges of £167 million (2015 – £269 million) and corporate and ISC costs before exceptional items of £150 million (2015 – £123 million). (iii) Excluding corporate and ISC costs of £150 million (2015 – £139 million). (iv) Excludes corporate offices which account for <2% of combined impacts. (v) Employees have been allocated to the region in which they reside. Most people who work on behalf of Diageo are employed by Diageo, although, we also employ fixed term or temporary employees. In 2016 we hired 1,386 fixed-term or temporary employees. We have a strong commitment to dialogue, and in 2016, 46% of our employees were covered by collective bargaining agreements. Diageo aims to maintain regular, open dialogue with unions over issues of common interest.

Business description (continued)

OUR BRANDS

Our global reach is matched by our broad portfolio of international and local brands. We own the top two largest spirits brands in the world, Johnnie Walker and Smirnoff, and 20 of the world’s top 100 spirits brands.

Our portfolio spans consumer drinking occasions. Using local market insights, our teams are able to select the most relevant brands from our global portfolio to meet the consumer opportunity in their market. All of our marketing activities adhere to the Diageo Marketing Code to ensure our brands are marketed responsibly. A selection of our brands are included in the table below.

Global giants(i)

Our business is anchored around our six biggest global brands.
Johnnie Walker	Smirnoff	Captain Morgan	Baileys	Tanqueray	Guinness

Local stars			Reserve

Can be individual to any one market, and provide a platform for our business to grow.			Exceptional spirits brands at above-premium price points to capture the global luxury opportunity.
Crown Royal	Yenì Raki	JeB	Johnnie Walker Blue Label	Johnnie Walker Gold Label Reserve	Johnnie Walker King George V
Buchanan’s	Windsor	Grand Old Parr	Private Collection	Lagavulin	The Singleton of Glen Ord
Bundaberg	Bell’s	McDowell’s No. 1	Cîroc	Ketel One vodka	Tanqueray No. TEN
Ypióca	Cacique	Shui Jing Fang	Ron Zacapa Centenario XO	Tequila Reserva de Don Juilo	Bulleit Bourbon

Source: Impact Databank Value Ratings, May 2016. (i) Global giants represent 40% of Diageo net sales.

Business description (continued)

BREADTH AND DEPTH ACROSS PRICE POINTS

Our portfolio, well diversified across price tiers, enables us to participate where the consumer opportunity is greatest, and to capture shifts in consumer preference.

We hold strong positions across all key international spirits categories to serve consumer occasions and price points with our brands. Our most strategically important category is scotch. We have also established footholds in key emerging markets through participation in local spirits categories: raki in Turkey, cachaça in Brazil, local whisky in India, and a small position in the baiju category in China.

	Ultra premium	Super premium	Premium	Standard	Value
Scotch whisky	Johnnie Walker Blue Label	The Singleton of Glen Ord	Buchanan’s	Johnnie Walker Red Label	VAT 69
North American whisk(e)y	Crown Royal Extra Rare	Bulleit Bourbon	Crown Royal	Seagram’s 7 Crown
Vodka	Cîroc	Ketel One vodka	Smirnoff Sourced	Smirnoff	Istanblue
Rum	Ron Zacapa Centenario XO	Pampero Aniversario Ron Extra Añejo	Captain Morgan Private Stock	Captain Morgan
Liqueur			Sheridan’s Original Layered Liqueur	Baileys	Emmets
Tequila	Tequila Reserva de Don Juilo	Peligroso Tequila
Gin	Tanqueray No. TEN	Jinzu	Tanqueray	Gordon’s	Gilbey’s
Local spirits	Shui Jing Fang		Yenì Raki	Ypióca	McDowell’s No. 1
Beer		Kilkenny	Guinness	Tusker Finest Quality Lager	Dubic Extra Lager

Business description (continued)

OUR STRATEGY

We pursue the following strategy to deliver our Performance Ambition:

We aim to grow our participation in international premium spirits, driven by growth in both populations and incomes, and the increasing penetration of spirits in emerging markets. To support this, we participate in both beer and mainstream spirits selectively to deliver organisational scale and distribution reach, and to shape responsible drinking trends in markets where international premium spirits is an emerging category.

Our intent is to build breadth and depth across drinking occasions by shaping consumer demand for our international premium spirits brands. In developed markets our strategy is to drive premiumisation through spirits price tiers up to our reserve portfolio. In emerging markets our strategy is to develop from an import-based premium spirits model to become a local player where appropriate, participating in categories that give us the scale and access to the fast growing middle-class consumer. Everywhere we operate, we do so in a responsible and sustainable way.

Prioritised investment in:		Targeted investment in:
Premium core spirits(i)	Reserve	Mainstream spirits(i)	Beer
The brands at the core of our business that provide both scale and strong margin contribution.	Exceptional spirits brands at above-premium price points to capture the global luxury opportunity.	Spirits-based brands priced at a similar amount per serve to mainstream beer or local spirits that enable us to shape local spirits consumption.	Provides local scale and route to consumer, with focused participation in markets where we have leadership positions.

Outcomes of our strategy
① Efficient growth	③ Credibility and trust
② Consistent value creation	④ Motivated people

We measure progress against our strategy using the following financial and non-financial indicators:
Organic net sales growth ①	Return on average	Reach and impact of	Health and safety ③ ④
Organic operating margin	invested capital ②	responsible drinking	Employee
improvement ①	Total shareholder return ②	programmes ③ ④	engagement index ③ ④
Earnings per share before		Water efficiency ① ③
exceptional items ①		Carbon emissions ① ③
Free cash flow ①

See our key performance indicators (KPIs) pages: 23–27.

(i)	Spirits include ready to drinks (RTDs).

Business description (continued)

OUR BUSINESS MODEL

From our position as a global leader, we deliver returns for shareholders, while creating value for our customers and employees. In everything we do, we set out to make a positive contribution to society.

We have structured our organisation into a 21 market business model, applying country-specific strategies to meet local consumer and customer needs. This business model enables us to identify and execute against the most valuable growth opportunities, and also to supply our brands efficiently and effectively using our global expertise, while sourcing and producing locally where optimal to do so. This market-driven business model helps us to capture consumer trends early to deliver sustainable performance.

Global leader	Agile business model	Focused on:
Broad portfolio	21 markets	Performance drivers
Global reach	Consumer insights	Read more: page 38.
Financial strength	Participation strategy	Sustainability and responsibility
Efficient supply and procurement	Supply resources	priorities
Leading capabilities	Global functions	Read more: page 38
Values
Our role in society
Broad portfolio: we have world-leading brands across categories and price points.	Consumer insights: in-market consumer insight teams are able to identify trends more accurately and quickly, delivering more locally relevant solutions.

Performance drivers: we have identified six performance drivers which are key to improving execution and achieving our aims: premium core brands; reserve; innovation; route to consumer; cost and productivity; and talent. Each market focuses on the priorities that will drive performance in that market.

Global reach: we have global reach through the breadth and depth of our global and local brands.	Participation strategy: flexibility to select the best portfolio of brands that capture the unique consumer opportunity that exists in each specific market and then to invest directly against the largest identified growth opportunities. Each market is able to deploy a customised combination of global and local brands to provide brand price tier coverage that is best suited to its specific consumer needs.	Sustainability and responsibility priorities: every business decision, every operation, and every programme and initiative must work towards our three sustainability and responsibility priorities: creating a positive role for alcohol in society; building thriving communities; and reducing our environmental impacts.
Financial strength: our competitive advantage is reflected by our strong financial returns and consistent financial performance.

Supply resources: our 21 markets are

designated as import markets, import and

third party production markets, or import

and local production markets. Where we have dedicated in-market supply resource it increases the speed with which we can respond to local consumer demand and helps to protect our supply chain from political and economic volatility.

Our performance drivers and sustainability and responsibility priorities are underpinned by our commitment to the highest standards of governance and ethics.
Efficient supply and procurement: across the world we have efficiency in supply and procurement, with high-quality manufacturing operations and environmental standards.

Global functions: our 21 markets are

supported by a global structure and shared services designed to leverage scale, drive efficiency, share best practice, impart knowledge and help build capability at a local level, as well as apply governance of controls, compliance and ethics.

Business description (continued)

Leading capabilities: our focus is on brilliant execution including cutting-edge consumer insights and marketing, scalable innovation, and winning relationships with our customers through distribution and sales.
Values: at the heart of everything we do are our company values: passionate about customers and consumers; be the best; freedom to succeed; proud of what we do; valuing each other.
Our role in society: we are passionate about ensuring alcohol continues to play a positive role in society, and are committed to playing our part in tackling alcohol misuse.

Business description (continued)

HOW WE MEASURE PERFORMANCE: Key performance indicators

GAAP measures - Financial GAAP performance measures similar to the financial non-GAAP key performance indicators are presented below.

NET SALES GROWTH (%)	OPERATING MARGIN IMPROVEMENT (BPS)	BASIC EARNINGS PER SHARE (PENCE)

Net sales growth (%) 2016 (3.0) 2015 5.4 2014 (9.2)	Operating margin improvement (BPS) 2016 123 2015 (52) 2014 (351)	Basic earnings per share 2016 89.5 2015 95.0 2014 89.7
Definition	Definition	Definition
Sales growth after deducting excise duties.	The percentage point movement in operating profit, divided by net sales.	Profit attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.
Performance	Performance	Performance
Net sales declined by 3% due to disposals and adverse exchange, partially offset by organic growth and acquisitions.	Operating margin improved by 123bps mainly driven by lower exceptional operating charges.	Basic eps of 89.5 pence reduced by 5.5 pence principally due to the change in net exceptional charges from a charge of £44 millon in the year ended 30 June 2016 compared with a net gain of £104 million in the year ended 30 June 2015.

NET CASH FROM OPERATING ACTIVITIES (£ MILLION)	RETURN ON CLOSING INVESTED CAPITAL (%)

Net cash from operating activities (£ million) 2016 2,548 2015 2,551 2014 1,790	Return on closing invested capital 2016 23.2 2015 26.7 2014 28.7

Definition Net cash from operating activities comprises the net cash flow from operating activities as disclosed on the face of the cash flow statement.	Definition Profit for the year divided by net assets at the end of the financial year.
Performance Net cash from operating activities was flat. Adverse movements in working capital and translation exchange were offset by higher operating profit.

Performance

Return on closing invested capital decreased by 350bps due to the increase in net assets driven by the weakening of sterling, partially offset by an increase in post employment liabilities.

Business description (continued)

We use the following 11 key performance indicators (KPIs) to measure our financial and non-financial performance.

They measure progress against our strategy and our performance against our KPIs are explained below:

Relevance to strategy

#1  Efficient growth

#2  Consistent value creation

#3  Credibility and trust

#4  Motivated people

Financial ®	Financial ®	Financial ®
Organic net sales growth (%) #1	Organic operating margin improvement (bps) #1	Earnings per share before exceptional items (pence)(i) #1

Definition	Definition	Definition
Sales growth after deducting excise duties, excluding the impact of exchange rate movements, acquisitions and disposals.	The percentage point movement in operating profit before exceptional items, divided by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.	Profit before exceptional items attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.

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
Performance Volume growth of 1.3% driven by North America and Europe combined with positive price/mix, primarily mix effect resulted in an organic net sales growth of 2.8%.

Performance

Organic operating margin improvement was driven by favourable mix effect which helped gross margin increase combined with procurement efficiencies in marketing activity offset by higher overheads.

Performance

Earnings per share before exceptional items increased 0.6 pence largely driven by operating profit growth, higher associate income and lower finance charges partially offset by adverse exchange effects and the impact of disposals.

More detail: see pages 49	More detail: see pages 50-51	More detail: see pages 51

Business description (continued)

Non-Financial	Non-Financial	Non-Financial
Alcohol in society(ii) (reach and impact of responsible drinking programmes) #3, #4	Health and safety (lost-time accident frequency per 1,000 employees) #3, #4	Water use efficiency(iv) (l/l) #1

Definition	Definition	Definition
Number of programmes supported by Diageo that aim to reduce harmful drinking.	Number of accidents per 1,000 full-time employees and directly supervised contractors resulting in time lost from work of one calendar day or more.	Ratio of the amount of water required to produce one litre of packaged product.

Why we measure

We put our resources and skills into programmes that encourage a responsible attitude to alcohol and are effective in preventing and reducing alcohol misuse, working with others to maximise impact. These programmes address the risk of harm to consumers or communities and help us deliver our Performance Ambition.

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

Performance

We seek to broaden the reach of programmes, but we are prioritising the impact they have. This involves supporting projects that are effective in meeting their objectives. We share case studies showing impact evaluation on www.diageo.com.

Performance

In 2016, we improved our performance with a reduction in LTAs of 13% compared with 2015. This was driven by a strong focus on embedding standards into newer markets to reduce accident levels and leveraging best practice safety management tools. In some of our more established markets, this enabled us to get close to our target of zero accidents.

Performance 12.1% improvement on 2015, resulting from process optimisations and improvements across all sites and in particularly at our Tusker Brewery in Kenya and our Gimli Distillery in Canada.
More detail: see pages 115-117	More detail: see pages 120-121	More detail: see pages 125-128

Business description (continued)

Financial ®	Financial	Financial ®
Free cash flow (£ million) #1	Return on average invested capital (ROIC) (%) #2	Total shareholder return (%) #2

Definition	Definition	Definition
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for loans receivable and other investments, and the net cash cost paid for property, plant and equipment, and computer software.	Profit before finance charges and exceptional items attributable to equity shareholders divided by average invested capital. Invested capital comprises net assets aggregated with exceptional restructuring costs and goodwill at the date of transition to IFRS, excluding post employment liabilities, net borrowings and non-controlling interests.	Percentage growth in the value of a Diageo share (assuming all dividends and capital distributions are re-invested).
Why we measure Free cash flow is a key indicator of the financial management of the business and reflects the cash generated by the business to fund payments to our shareholders and acquisitions.	Why we measure ROIC is used by management to assess the return obtained from the group’s asset base. Improving ROIC builds financial strength to enable Diageo to attain its financial objectives.	Why we measure Diageo’s Directors have a fiduciary responsibility to maximise long-term value for shareholders. We also monitor our relative TSR performance against our peers.

Performance

Improvement was driven by lower capex, increased operating profit and lower interest payments partially offset by adverse working capital impact mainly driven by prior year improvement in debtor collection.

	Performance Adverse exchange led in a decline of ROIC partially offset by the increased return from growth in operating profit and income from associates.	Performance Diageo delivered total shareholder return of 17% as dividends paid increased by 5% and share price increased driven by underlying business improvement and exchange.
More detail: see page 52	More detail: see page 53

Business description (continued)

Non-Financial	Non-Financial	Remuneration Some KPIs are used as a measure in the incentives plans for the remuneration of executives. These are identified with the symbol®.
Carbon emissions(v) (1,000 tonnes CO2e) #1, #3	Employee engagement index(vi) % #3, #4

Definition Absolute volume of carbon emissions, in 1,000 tonnes.	Definition Measured through our Values Survey; includes metrics for employee satisfaction, loyalty, advocacy and pride.	See our Directors’ remuneration report from page 165 for more detail.

Why we measure

Carbon emissions are a key element of our environmental impact and the impact of the industry. We recognise the importance of reducing our carbon emissions to mitigate climate change and position us well for a low-carbon economy in the future, as well as creating efficiencies and savings now.

Why we measure

Employee engagement is a key enabler of our strategy and performance. The survey allows us to measure, quantitatively and qualitatively, how far employees believe we are living our values. The results inform our ways of working, engagement strategies and leadership development.

Performance

7.7% reduction in total carbon emissions resulting from cumulative impacts of multiple energy efficiency initiatives and switches to renewable fuels, predominately biogas recovery and reuse and displacement of fossil fuels.

Performance

This year, 97% of our people participated in our Values Survey (24,843 out of the 25,712 able to participate). 77% of our people were identified as engaged, with 80% feeling they were ‘enabled to perform’. Our survey scores have improved each year since 2014.

More detail: see pages 128-129	More detail: see pages 121-123

(i)	For reward purposes this measure is further adjusted for the impact of exchange rates and other factors not controlled by management, to ensure focus on our underlying performance drivers.
(ii)	Alcohol in society KPI has been redesigned to measure reach and impact of programmes. See more details on page 116.
(iii)	Non-financial KPIs for the year ended 30 June 2015 include United Spirits Limited, except health and safety (see pages 120-121).
(iv)	In accordance with Diageo’s environmental reporting methodologies, data for each of the four years in the period ended 30 June 2015 has been restated and total water used excludes irrigation water for agricultural purposes on land under the operational control of the company.
(v)	Data for each of the four years in the period ended 30 June 2015 has been restated in accordance with the WRI/WBCSD GHG Protocol and Diageo’s environmental reporting methodology.
(vi)	In 2014, we reviewed our overall approach to measuring engagement, and adopted a revised index. The new index allows us to compare our results with other best-in-class organisations, and sets us a more stretching benchmark for employee engagement.

See reconciliation of non-GAAP measures to GAAP measures on page 133.

Business description (continued)

CHAIRMAN’S STATEMENT

Diageo is a global leader in an industry that is growing and financially attractive. As we deliver on our future opportunities with our brands and geographic reach, we will continue to promote responsible drinking as part of a balanced lifestyle. This is at the centre of Diageo’s purpose to celebrate life every day, everywhere.

Recommended final dividend per share
2016: 36.6p h5%
2015: 34.9p
Total dividend per share(i)
2016: 59.2p h5%
2015: 56.4p
Total shareholder return (%)
2016: h17%
2015: h2%

(i)	Includes recommended final dividend.

A stronger, more competitive business

I am pleased with the performance Diageo has delivered this year, my last as Chairman. We are a stronger business and have returned to growth, and I would like to thank our Chief Executive, Ivan Menezes, and the Diageo Executive team for leading this progress. Diageo has positioned the consumer at the heart of the business, through marketing, innovation, local participation strategies and now has the consumer-facing culture required to succeed in today’s competitive marketplace.

Diageo’s opportunity for growth lies in positive global demographics and income growth, and the increasing penetration of spirits in emerging markets. Our footprint is made up of enviable positions in key geographies: in Africa and India, which together represent almost half of the global growth opportunity for our industry, and also a leading competitive position in North America, the biggest driver of developed market growth. In each of these markets we have a strong portfolio of brands, a proven capability in identifying and acting on consumer insights, leading skills in marketing and innovation, and a reputation for operating in a responsible and sustainable way.

Business description (continued)

Business development

Responsiveness and agility are key drivers of performance and the Diageo Executive team have enhanced these capabilities in several areas during the year, including: a continued focus on building a world-class sales organisation, investment in local production, and building the capability of local talent. Alongside the continued focus on organic growth, Diageo released £1 billion from the sale of non-core assets through a more proactive approach to managing our portfolio. This included the sale of our wine interests – primarily the US-based Chateau and Estate Wines and the UK-based Percy Fox businesses to Treasury Wine Estates – and the sale of non-core beer assets in Jamaica and Malaysia. These transactions followed the restructuring of our business in Southern Africa, having achieved our goal of leadership in spirits and growth in the beer business through the successful brandhouse joint venture with Heineken and Namibia Breweries. Diageo now has the scale to move to the next stage of growth in South Africa with a focused, simplified ownership structure.

Our investment in United Spirits Limited (USL) in India offers Diageo a transformational growth opportunity in one of the most attractive spirits markets in the world. India is set to become the second country after China with a population of more than one billion consumers of legal purchase age, with the expected growth of 18–19 million legal purchase age consumers per year.

Since Diageo became the principal shareholder in USL in India in July 2013, we have been determined to capture the significant growth opportunity of one of the largest spirits markets in the world. On 25 February 2016, Diageo announced that it had entered into an agreement with Dr Vijay Mallya under which he resigned from his position as Chairman and Non-Executive Director of USL and from the boards of other USL group companies. The agreement brought to an end the uncertainty relating to the governance of USL and put in place a five-year global non-compete (excluding the United Kingdom), non-interference and standstill arrangement with Dr Mallya.

Value creation and dividend

We measure our progress towards achieving our Performance Ambition through four areas: efficient growth, value creation, credibility and trust, and motivated people. We improved against each of our efficient growth metrics, and Ivan will discuss these in his statement. Our value creation measures also improved. Return on average invested capital (ROIC) was broadly flat against a decline last year and our total shareholder return (TSR) performance has improved on last year, up 17%.

Diageo targets dividend cover (basic earnings per share before exceptional items/ dividend per share) within the range of 1.8 to 2.2 times. The recommended final dividend for the year ended 30 June 2016 is 36.6 pence per share, an increase of 5% over the prior year in line with our policy to rebuild dividend cover to our targeted range. This brings the full year dividend to 59.2 pence per share and dividend cover to 1.5 times. Subject to approval by shareholders, the final dividend will be paid to shareholders on 6 October 2016. Payment to US ADR holders will be made on 12 October 2016.

Business description (continued)

Our role in society

Ensuring we make a positive contribution to society has always been a priority for Diageo and is at the core of our Performance Ambition. Doing so is good for our business, good for our communities and good for our consumers, and it is also true to our values and our people. The Diageo Code of Business Conduct defines these values and helps our employees live by them every day.

We put our resources and skills into hundreds of programmes around the world that reduce alcohol misuse, working closely with other stakeholders to raise awareness and change people’s attitudes and behaviour. This forms part of our support of the industry’s Global Producers’ Commitments to Reduce the Harmful Use of Alcohol, now in their fourth year, which are making a tangible difference in areas such as reducing drink driving and tackling underage drinking. We are also proud that we are supporting skills and social enterprise in the community, through programmes like Learning for Life, bringing opportunities for training and careers in the hospitality industry, and Plan W, empowering women through learning. And we are working hard, including with our suppliers, to reduce our environmental impact, setting ourselves new, challenging targets around water, carbon and waste for 2020. These priorities represent an interlinked, holistic approach to understanding and managing our impact on society.

Partnerships are key to delivering positive outcomes, and we have recently announced a global strategic partnership with the NGO WaterAid, building on our efforts to improve access to safe water across Africa. Also this year, through a partnership with the United States Agency for International Development, we have extended our work on skills as part of their programme in Colombia, and have set up a new farming supply chain in South Sudan, supporting livelihoods for hundreds of people. These partnerships, with more to follow, increase the reach of our programmes and help us contribute to the UN Global Goals.

Managing geo-political risks and opportunities

Political and other volatility continues to be a growing feature of the global economy and many of the markets in which we operate. We are continually improving our ability to understand and interpret it; and to evaluate and act against the potential risks and the opportunities for the business. We have integrated the work of our strategy, risk and public affairs teams and also improved our in-depth analysis of, and scenario planning for, priority markets. I am confident this will further enhance our resilience and growth potential.

It is too early to assess the implications of the United Kingdom’s decision to leave the European Union for our business and operations over the longer term. We believe, however, that with our proven record of managing trade and operating globally, Diageo remains well placed to deliver its Performance Ambition.

Board changes

In November 2015, Deirdre Mahlan stepped down from the Board, as she moved from her role as Chief Financial Officer to take up the role of President, Diageo North America. I wish to thank Deirdre most sincerely for her excellent contribution to the Board and am pleased that she continues to play a pivotal role in leading this important business for Diageo. I am also delighted to have welcomed Kathryn Mikells to the Board as Chief Financial Officer, effective 9 November 2015. Kathryn joined us with a track record for capital discipline and for developing strong cost cultures to create efficient, agile organisations.

Business description (continued)

Diageo announced on 18 May 2016, that Javier Ferrán would be appointed to the Board as a Non-Executive Director from 22 July 2016. On my retirement from the Board on 31 December 2016, Javier will take over as Chairman from 1 January 2017. On behalf of the Board, I would like to welcome Javier to Diageo and say how delighted I am that he has agreed to be the next Chairman. Through his roles at Lion Capital and Bacardi, Javier has a wealth of experience across the consumer goods sector and brings a strong set of skills to the role of Chairman.

Global volume share of premium spirits (%) Diageo 25% Beam Suntory 6% Pernod Ricard 16% Brown-Forman 7% Bacardi 9% Others 37% Source: Impact Databank, March 2016

A global leader

It has been an honour to serve as your Chairman. During the past eight years Diageo has become a truly global leader, with the assets and consumer-facing culture required to succeed. Diageo’s values are deeply rooted in the principle of always doing the right thing. I am therefore confident that Diageo will continue to prosper, and succeed in delivering its Performance Ambition for all stakeholders around the world.

Dr Franz B Humer

Chairman

Business description (continued)

CHIEF EXECUTIVE’S STATEMENT

This has been a year of significant progress for Diageo. Our performance demonstrates our focus on disciplined execution in everything we do. It is this focus which has delivered volume growth, our fifth consecutive year of organic margin improvement and strong cash conversion. I am confident we now have the platform to deliver sustainable growth.

Reported volume movement	Organic volume movement
2016: h0.1% 2015: h58%	2016: h1.3% 2015: i1%
Reported net sales movement	Organic net sales movement
2016: i3.0% 2015: h5%	2016: h2.8% 2015: flat
Reported operating profit movement	Organic operating profit movement
2016: h1.6% 2015: h3%	2016: h3.5% 2015: h1%

Performance

We have a clear strategy, consistently applied which has returned Diageo to both organic volume and organic net sales growth, delivered margin improvement and a strong cash performance.

This year we delivered organic volume up 1.3%, and organic net sales up 2.8%, with a stronger performance across both in the second half. The improvement in organic net sales has been driven by a return to volume growth, and a significant turnaround in US Spirits.

We are a more focused company following the disposal of non-core businesses. These disposals, along with adverse exchange, did however impact reported net sales, which declined 3.0%.

We have sustained positive price/mix despite a weaker pricing environment globally, and we have strengthened our leadership position and brought our brands to an increasing number of consumers. Our beer business has grown for seven successive quarters and continues to provide a strong distribution platform for our spirits ambitions in Africa.

All six global giant brands reported improved organic performance this year. Smirnoff’s and Captain Morgan’s improvement was driven by their performance in the United States combined with continued good growth in Europe. Guinness’ momentum continues with the brand growing in Africa and in Great Britain and Ireland, supported by innovations from The Brewers Project.

North America delivered organic net sales growth of 3%. This performance is in line with our expectations, with the biggest contributor to organic net sales improvement being that our biggest brands are back in growth.

Organic operating margin was up, driven by favourable mix effect and marketing efficiency. Operating profit grew 3.5% on an organic basis. On a reported basis, operating profit was up 1.6%, negatively impacted by exchange and disposals. Earnings per share before exceptional items was up 1% as profit growth, higher associates income and lower finance charges more than offset the impact of exchange and disposals.

Business description (continued)

2016 net sales by category (%) Scotch 24% IMFL Whisky 5% Beer 18% Liqueurs 5% Vodka 13% Gin 3% NAM Whisk(e)y 8% Tequila 1% Rum 7% Other 10% Ready to drink 6%

We continue to drive productivity and cash conversion, delivering over 100% cash conversion for a second year and free cash flow improved by £134 million.

Business transformation

Over the past three years, my goal has been to put the consumer at the heart of our business. Consumer trends are moving faster than ever before and companies that can interpret and deliver quickly against consumer insights will thrive. The renewed momentum we have in the business is because we have the consumer-facing culture required to succeed and the agility to move at pace.

We have shifted the focus of our marketing to be centred on the recruitment and re-recruitment of consumers and on what drives consumption occasions, and we are introducing more rigour around the evaluation of the effectiveness of our spend. We continue to uphold the highest standards of responsibility, ensuring that all our marketing activities adhere to our strict Diageo Marketing Code.

Our role in society

We know that the issues that are most material to our business and stakeholders are:

•	To create a positive role for alcohol in society

•	Build thriving communities

•	Reduce our environmental impacts.

Our strategy recognises that these issues are connected to our opportunities as a business, as well as the UN Global Goals launched in 2015. Our strategy also reflects how the elements of our value chain are interdependent, and how contributing to society, to communities, and to the environment strengthens our business.

We are passionate about ensuring alcohol has a positive role in society as part of a balanced lifestyle and are committed to tackling misuse. We do this through our implementation of the Global Producers’ Commitments to Reduce the Harmful Use of Alcohol, an unprecedented partnership of the world’s largest alcohol companies coming together to tackle harmful drinking – and, as an industry, we are seeing good progress against the targets we set ourselves for 2017. We welcome the trends we are seeing, such as consumers, and particularly young adults, drinking better not more, and the significant fall in the number of alcohol-related road traffic fatalities in many countries. This suggests that initiatives such as the multi-stakeholder approach advocated by the Global Producers’ Commitments are having a positive impact.

Business description (continued)

We are not complacent and there is more to do. This year, we signed a strategic partnership agreement with the United Nations Institute for Training and Research (UNITAR) which, over the next two years, will work towards reducing traffic death and injuries, and improve road safety globally. I was proud to learn that we were approached to partner with UNITAR on the basis of our strong track record in supporting programmes and policies to address drink driving.

We are long-standing leaders in providing consumer information to help people make informed choices as part of a balanced lifestyle, and recently announced that Johnnie Walker Red Label will be the first global brand to provide per serving alcohol content and nutritional information on-pack. The new labels are designed to help consumers understand what’s in their glass, and conform to the new Diageo Consumer Information Standards which came into force on 1 July 2016 and applies to all Diageo brands.

During the year, I also had the opportunity to launch our new DRINKiQ exhibit at the Guinness Storehouse in Dublin, Ireland, which is one example of our work to help people make informed decisions. This exhibit supports our global responsible drinking website, DRINKiQ.com, which was relaunched in January this year in 12 languages.

United Kingdom (UK) and the European Union (EU)

Following the UK’s vote to leave the EU on 23 June 2016, we are working closely with government and our industry bodies to ensure our views are reflected in the transition process. We welcome the formation of a specialist international trade department, as it is important for Diageo that the UK continues to benefit from open access to the EU as well as favourable international trade agreements. We believe that the outcome of this referendum will not have any material near-term impact on our business and we are well placed to continue our global business without significant disruption.

Our people

I would like to thank all our 32,000 people for their energy and dedication during the year. I am fortunate to lead a business with motivated, committed teams around the world. This was demonstrated by this year’s annual employee Values Survey, which showed another year of improving engagement scores. Our results compare very well with those of other multinational companies, which I see as a real competitive advantage for Diageo.

Franz, in his statement, highlighted that Javier Ferrán, who joined the Board as a Non-Executive Director on 22 July 2016, will succeed him as Chairman on 1 January 2017. I would like to extend my thanks to Franz for his role in making Diageo the strong business it is today, and for his stewardship of the Diageo Board during his eight years as Chairman. I look forward to working with Javier as we build on Diageo’s leadership position.

Outlook

Diageo has an enviable portfolio of brands, a truly global footprint and exposure to the fastest growing opportunities in our sector. The business is now able to respond faster to consumer insights, to shape trends and to deliver. We have been embedding a productivity culture, and are committed to sustainable efficiency in every area of our cost base to achieve £500 million in savings in the coming three years. Two-thirds of the efficiencies identified will be re-invested back into the business to drive growth. We are confident of achieving our objective of mid-single digit organic net sales growth, and in the three financial years ending 2019 delivering 100 basis points of organic operating margin improvement.

I am also confident that, with the consumer at the heart of our business, we will extend our leadership position and become one of the most trusted and respected consumer products companies in the world.

Ivan Menezes

Chief Executive

Business description (continued)

MARKET DYNAMICS

The global beverage alcohol market is large and diverse, with an estimated six billion(i) equivalent units of alcohol sold each year, generating £260 billion(i) of net sales. Like other consumer goods companies, beverage alcohol companies operate in a context of increasing stakeholder expectation – with the added element of high, and highly diverse, levels of regulation. This environment presents opportunities for Diageo, with our global reach, our range of iconic brands across price tiers, and our approach to responsibility, sustainability, governance and ethics.

A market that is profitable and expanding

The beverage alcohol market is profitable, growing and attractive. Over the medium term, the industry is expected to grow overall in both volume and value. This is driven by consumer fundamentals including a rise in global incomes and a growing legal purchase age population. At the same time, margins remain significantly higher than for the overall consumer goods market.

The market for beverage alcohol is also highly diverse, with significant variations in culture and conditions between, and within, individual countries and regions. It is broadly split between developed and emerging markets, but each individual market presents different consumer dynamics and a different outlook. This diversity presents opportunities to agile businesses that can act on consumer insight and deliver trusted, competitive products.

Developed market opportunities

Typically, developed market populations are ageing and growing more slowly than those in emerging markets. Overall, levels of disposable income are higher, and consumers are often prepared to pay a premium for high quality brands with heritage and provenance. We see consumption occasions as opportunities to promote our international spirits brands, and, within those brands, to encourage consumers to trade up to our reserve portfolio.

Emerging market opportunities

Opportunities in emerging markets are driven by growth in both populations and wealth. Each country is different, and growth occurs at different price points depending on wealth and local conditions. An understanding of local consumers and the categories, brands and price points they are seeking is vital to accessing this growth.

The emerging middle-class plays an important role. These relatively affluent consumers already drink beer or local spirits, and the opportunity is to further access this existing consumption pool with our brands and to offer an opportunity to trade up to our international spirits brands for certain occasions. Outside this group, an estimated 25% of global alcohol consumption is from non-commercial or illicit products. Capturing market share in this consumer segment by offering legitimate, safe, attractive brands that deliver quality at an affordable price is an important opportunity.

There is also a significant and growing number of globally affluent consumers in the emerging markets, who represent an opportunity for our reserve portfolio.

Geo-political volatility

While there are positive medium-term prospects for the beverage alcohol industry, all consumer goods businesses, including beverage alcohol businesses, continue to navigate a volatile global economy. Our Chief Executive discusses the United Kingdom’s referendum vote to leave the European Union on 23 June 2016 on page 34.

The slowdown in the Chinese economy, oil price shocks, persistent conflicts in many parts of the world, and terrorist attacks in Europe are just some of the events and trends that have contributed to an unpredictable environment. The resulting uncertainty, changes to economic variables such as exchange rates and commodity prices, and fluctuations in political security can all reduce consumer confidence and spending power.

Our broad participation across geographies, categories and price tiers acts as a natural hedge against individual market volatility, while we retain the flexibility in each market to respond quickly to local dynamics through our 21 market business model. Continued focus on local sourcing of ingredients, scenario planning and risk management, and management of foreign exchange exposure all work to protect the business against the challenges of volatility.

(i)	Diageo estimates.

Business description (continued)

Earning the trust and respect which support performance

Our ambition is to be one of the best performing, most trusted and respected consumer products companies in the world – ensuring we play a positive role in society is at the heart of this. Operating in a responsible and sustainable way every day, everywhere, not only helps us be a trusted and respected business, it also helps drive our performance.

The launch of the UN Global Goals in September 2015 and the Paris Agreement on climate change in December 2015 represent an important milestones in what was arguably an unprecedented period of concerted action to address global issues. These initiatives both reflect and drive a wider trend in which stakeholders of all kinds, including consumers and in particular millennials, have increasing expectations that businesses must create value beyond their economic contribution.

Delivering measurable social benefits, tackling alcohol misuse, demonstrating good corporate governance and reducing environmental impacts in line with a clear sustainable development strategy are, more than ever, business imperatives which drive performance.

We have built on our long history of sustainability and responsibility programmes by developing a strategy that is aligned with the UN Global Goals and Paris Agreement and focuses on the three areas that are most material to us and our stakeholders: creating a positive role for alcohol in society; building thriving communities; and reducing our environmental impact. We have set ourselves targets to achieve in each of these areas by 2020.

Creating a positive role for alcohol in society

Alcohol has been enjoyed for centuries and is part of celebrations around the world. Whether people drink beer, wine or spirits, alcohol is alcohol, and the vast majority of people who choose to enjoy it, do so moderately and responsibly. We respect that some people choose not to drink, and recognise that the misuse of alcohol can be harmful to individuals and society. Putting our resources and skills into programmes that prevent and reduce alcohol misuse and working with others to raise awareness and change attitudes and behaviour is good for society and good for the long-term future of our business.

Support for effective alcohol policies

The beverage alcohol industry is one of the most highly regulated in the world, with regulation varying widely between countries and jurisdictions. Diageo complies with all laws and regulations, wherever we operate, as a minimum requirement. We advocate effective alcohol policies that are evidence-based, account for drinking patterns, target at-risk groups, treat all forms of alcohol equally, and involve all stakeholders. Such policies include mandating a minimum legal purchasing age of not less than 18; a maximum blood alcohol concentration (BAC) level for drivers of no more than 0.08mg; and lower BACs for novice and commercial drivers.

However, we advocate against measures that are not based on evidence or are likely to have unintended consequences in what are often complex markets. A particular concern is policies that inadvertently push consumers towards unregulated or illicit alcohol, which can be a risk to public health.

Industry collaboration

We are one of 12 global producers of beer, wine and spirits which, in 2013, launched a set of commitments designed to support Member States’ implementation of the World Health Organization’s (WHO) global strategy to Reduce the Harmful Use of Alcohol. These commitments focus on reducing underage drinking, strengthening and expanding marketing codes of practice, providing consumer information and responsible product innovation, reducing drink driving, and enlisting the support of retailers to reduce harmful drinking. Diageo goes beyond industry collaboration and works in partnership with governments, law enforcement, educators and civil society to support campaigns to reduce harmful drinking.

Business description (continued)

Building thriving communities

We can add significantly to the contribution we make to communities through direct and indirect employment, taxes, and community investment efforts by working to leverage the economic and social impact of our entire value chain. Helping communities thrive within the supply chain also builds resilience within our business. We build trust with government and other stakeholders by focusing on human rights throughout our value chain, and through local sourcing initiatives, particularly in Africa where we aim to source 80% of agricultural materials for use in local markets by 2020. This helps secure supply, and delivers wider benefits to the local community.

Climate change and water scarcity

All businesses, particularly those that rely on agricultural raw materials, are exposed to a variety of environmental issues associated with climate change, such as droughts, floods and biodiversity loss. These issues can affect a business’ operations directly, or indirectly as a result of their impact on the wider value chain and associated communities. Water scarcity is particularly important to us because water is our main ingredient. Our Water Blueprint, launched in April 2015, defines our strategic approach to water stewardship, and focuses specifically on stewardship in the water-stressed areas shown in the map below.

Trust and transparency

As part of the process of creating value, we are increasingly expected to be transparent about our most material social and environmental issues. This is delivered through reporting frameworks such as the International Integrated Reporting Framework, the Global Reporting Initiative Guidelines, and the United Nations Global Compact principles. We report against all three of these, and believe that this regulation and scrutiny can be an advantage to companies with good corporate governance and the right approach to sustainability and responsibility.

Business description (continued)

HOW WE WILL DELIVER OUR PERFORMANCE AMBITION

Diageo’s performance drivers and sustainability and responsibility priorities are key to achieving our aims. Each of our 21 markets focuses on the priorities that are most relevant to driving growth and creating shared value in that market.

Our six performance drivers

1 Strengthen and accelerate growth of our premium core brands

Our premium core brands are sold in more than 180 countries around the world. They are enjoyed by consumers in developed markets and have wide appeal in emerging markets. They include iconic brands Johnnie Walker, Smirnoff, Captain Morgan and Baileys.

2 Win in reserve in every market

Seven years ago we shifted our approach to luxury spirits and made reserve a strategic priority. The results demonstrate what building capability and having focus can do.

3 Innovate at scale to meet new consumer needs

We are a company built and sustained through innovation, which gives us the drive to create new products, new categories and new experiences for consumers. We are the leaders in our industry, inventing today for tomorrow, staying on the edge of, and anticipating, consumer behaviour.

4 Build and then constantly extend our advantage in route to consumer

We have put the consumer at the centre of our business. Our route to consumer transformation has driven a clear understanding of what success looks like in a store, in a bar and in the hands of our consumers. We now have the consumer-facing culture to succeed.

5 Drive out costs to invest in profitable growth

We want to continuously get more efficient and effective in everything we do to further enable us to invest in growth for our business, our people and our brands. We have set a goal to deliver productivity savings of £500 million over the next three years, with two-thirds of this re-invested for growth.

6 Ensure we have the talent to deliver our Performance Ambition

We employ bright, collaborative people at all levels in our business, and must continue to do so if we are to achieve our aims. Our people, culture and values are what will make the difference.

Our three sustainability and responsibility priorities

1 Create a positive role for alcohol in society

We are committed to maintaining our leadership position by ensuring we make a positive contribution to society and work to tackle alcohol misuse alongside the industry. We will continue to operate in a responsible way every day, everywhere, to remain a trusted and respected business and drive our performance. We remain focused on delivering the five Global Producers’ Commitments and our own stretching 2020 targets.

2 Building thriving communities

We create value for millions of people as a buyer of goods and services, as an employer, as corporate citizens, and as producers of some of the world’s best-loved brands. We want to continue to help those communities thrive, by making Diageo a great, safe, and diverse place to work, by building sustainable supply chains, and through programmes that empower communities and individuals.

3 Reducing our environmental impacts

We’re dependent on the natural resources we share with the communities around us, and with the wider world. We want to use those resources responsibly, and make a net positive contribution to the environment through our operations and supply chain. We are working to reduce our impacts in the areas of water, carbon, packaging, and waste.

Business description (continued)

Risk factors

Diageo believes the following to be the principal risks and uncertainties facing the group. If any of these risks occur, Diageo’s business, financial condition and performance could suffer and the trading price and liquidity of securities could decline. Because any global business of the kind Diageo is engaged in is inherently exposed to risks that become apparent only with the benefit of hindsight, risks of which Diageo is not presently aware or which Diageo does not currently consider to be material could also impact Diageo’s ability to execute its strategy. In addition, these risks could affect Diageo’s business, financial condition and performance and the trading price and liquidity of securities. The order of presentation of the risk factors below does not indicate the likelihood of their occurrence or the potential magnitude of their consequences.

Risks related to the global economy

Diageo’s business may be adversely impacted by unfavourable economic, political, social or other developments and risks in the countries in which it operates

Diageo may be adversely affected by economic developments in any of the countries where it has distribution networks, production facilities or marketing companies. In particular, Diageo’s business is dependent on general economic conditions in its most important markets, including the United States and the countries that form the European Union. If there is a significant deterioration in the economic conditions in any of Diageo’s important markets, it may contribute to reduced demand for Diageo’s products, reduction in consumer confidence and spending levels generally, customer destocking, negative impacts on Diageo’s customer, supplier or financial counterparties or a reduction in the availability of, or an increase in the cost of financing to, Diageo. Diageo’s business is also affected by other economic developments such as the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Any of these developments may have a material adverse effect on Diageo’s business and financial results.

Diageo’s operations are also subject to a variety of other risks and uncertainties related to its global operations, including adverse political, social or other developments. Political and/or social unrest, potential health issues, natural disasters, politically-motivated violence and terrorist threats and/or acts, including those which are specifically directed at the alcohol industry, may also occur in countries where Diageo has operations. Any of the foregoing could have a material adverse effect on Diageo’s business and performance.

Many of these risks are heightened, or occur more frequently, in emerging markets. These disruptions can affect Diageo’s ability to import or export products and to repatriate funds, as well as affecting the levels of consumer demand (for example, in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo’s levels of sales or profitability. A substantial portion of Diageo’s operations are conducted in emerging markets, and emerging markets represented approximately 42% of Diageo’s net sales for the year ended 30 June 2016. Emerging markets are also generally exposed to relatively higher risk of liquidity constraints, inflation, devaluation, price volatility, currency convertibility, sovereign default, as well as additional legal and regulatory risks and uncertainties. Any of these factors may affect Diageo disproportionately or in a different manner as compared to its competitors, depending on Diageo’s specific exposure to any particular emerging markets, and could have a material adverse effect on Diageo’s business and financial results.

The results of the United Kingdom’s referendum to leave the European Union may result in economic and political uncertainty and complexity, have a negative effect on economic conditions in Europe and adversely affect Diageo’s business and financial performance

Diageo is headquartered in the United Kingdom and has significant production and investment in Scotland. In June 2016, the United Kingdom voted by referendum to leave the European Union. Although it remains too early to assess the potential impact of this vote for Diageo, may lead to a sustained period of economic and political uncertainty and complexity until the detailed terms of the United Kingdom’s exit from the European Union are finalised and as the United Kingdom negotiates and concludes any successor trading arrangement with other countries. The decision in the referendum that the United Kingdom should leave the European Union could also negatively impact economic conditions in Europe more generally and may have adverse effects on Diageo’s business and financial performance. For instance, the referendum may contribute to volatility in exchange rates, risk to supply chains across the EU, restrictions on the mobility of employees, possible changes to customs duties and tariffs and/or industry specific requirement and regulations.

Business description (continued)

The United Kingdom’s referendum vote to leave the European Union could also have further implications for the constitutional makeup of the United Kingdom and issues around independence and devolved government in Scotland and Northern Ireland, which could result in a further period of political uncertainty in the United Kingdom and may otherwise adversely affect Diageo’s business and financial results, particularly in light of Diageo’s substantial inventory and operations located in Scotland.

Risks related to the industry

Demand for Diageo’s products may be adversely affected by many factors, including changes in consumer preferences and tastes and adverse impacts of a declining economy

Diageo’s collection of brands includes some of the world’s leading beverage alcohol brands, as well as brands of local prominence. Maintaining Diageo’s competitive position depends on its continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors including changes in demographic and social trends, public health regulations, changes in travel, vacation or leisure activity patterns, weather effects and a downturn in economic conditions, which may reduce consumers’ willingness to purchase luxury or premium branded products. Continued economic pressures could also lead to consumers selecting products at lower price points, whether Diageo’s or those of its competitors, which may have an adverse effect on Diageo’s business and financial results. The competitive position of Diageo’s brands could also be affected adversely by any failure by Diageo to achieve consistent, reliable quality in its products or in its service levels to customers.

In addition, the social acceptability of Diageo’s products may decline due to public concerns about alcohol consumption. These concerns could also result in regulatory action, litigation or customer complaints against companies in the industry and may have an adverse effect on Diageo’s business and financial results.

Growth in Diageo’s business has benefited from both the launch of new products, and the creation of brand extensions and product innovation remains a significant element of Diageo’s growth plans. The launch and ongoing success of new products is inherently uncertain, especially as to their appeal to consumers. The failure to launch successfully a new product can give rise to inventory write-offs and other costs and can affect consumer perception and growth of an existing brand. There can be no assurance of Diageo’s continuing ability to develop and launch successful new products or variants of existing products or of the profitable lifespan of newly or recently developed products.

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

Changes in the political and economic climate have resulted in an increased focus on tax collection in recent years, and tax authorities are showing an increased appetite to challenge the methodology used by multinational enterprises, even where a company complies with international best practice guidelines. Changes in tax law (including tax rates), tax treaties, accounting policies and accounting standards, including as a result of the Organisation for Economic Co-Operation and Development’s review of base erosion and profit shifting and the European Union’s anti-tax abuse measures, could also result in litigation or other actions by relevant tax authorities. Any such litigation or other actions may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and as a result, Diageo’s business and financial results could be materially adversely affected. For additional information with respect to legal proceedings, see ‘Additional information for shareholders — Legal proceedings’ and note 18 to the consolidated financial statements.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect Diageo’s business or operations, and water scarcity or poor water quality could negatively impact Diageo’s production costs and capacity

In the event that climate change has a negative effect on agricultural productivity, Diageo may be subject to decreased availability or increased pricing for certain raw materials that are necessary for Diageo’s products, such as sugar, cereals, hops, agave and grapes. Water is the main ingredient in substantially all of Diageo’s products and it is also a limited resource in many parts of the world.

Business description (continued)

As demand for water continues to increase, and as water becomes scarcer and the quality of available water deteriorates, Diageo may be affected by increasing production costs or capacity constraints, which could adversely affect Diageo’s business and financial results.

An increase in the cost of production could affect Diageo’s profitability

The components that Diageo uses for the production of its beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty and/or governmental controls. Commodity price changes may result in unexpected increases in the cost of raw materials, glass bottles, flavours and other packaging materials and Diageo’s beverage products. Diageo may also be adversely affected by shortages of such materials, by increases in energy costs resulting in higher transportation, freight and other operating costs or by inflation. Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit.

Risks related to regulation

Regulatory decisions and changes in the legal, tax and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities

Diageo’s operations are subject to extensive regulatory requirements relating to production, distribution, importation, marketing, advertising, promotion, sales, pricing, labelling, packaging, product liability, labour, pensions, antitrust, compliance and control systems, and environmental issues. Changes in laws, regulations or governmental or regulatory policies and/or practices could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in countries where Diageo operates may impose new labelling, product or production requirements, limitations on the marketing, advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, restrictions on importation and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products. For example, in 2015 two of the major states (in terms of population and per capita alcohol consumption) of the Republic of India, the State of Kerala and the State of Bihar, announced the imposition of a total ban on alcohol consumption. These regulatory measures could impact the sale and distribution of Diageo’s products in India, which could adversely affect Diageo’s business and financial results.

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

Diageo’s reported after tax income is calculated based on extensive tax and accounting requirements in each of its relevant jurisdictions of operation and this may be subject to change following the Organisation for Economic Co-Operation and Development’s review of base erosion and profit shifting and the European Union’s anti-tax abuse measures. Changes in tax law (including tax rates), tax treaties, accounting policies and accounting standards could increase the cost of doing business and lead to rise in Diageo’s effective tax rate.

Diageo is subject to data privacy regulations in many of the markets in which it operates, and laws and regulations in this area are developing and changing on a continual basis, including, for example, the new General Data Protection Regulation adopted in the European Union in April 2016. Breach of any of these laws or regulations can lead to significant fines and/or damage to Diageo’s reputation as well as significantly restricting its ability to deliver or digital productivity and growth plans.

Failure by Diageo to comply with anti-corruption laws or failure of Diageo’s related internal policies and procedures to comply with applicable law may have a material adverse effect on Diageo’s business and financial results

Diageo operates a global business, including in certain countries which are reported to have high levels of corruption risk (i.e., countries in which the Transparency International index of perceived levels of public sector corruption is less than or equal to fifty). There is increasing scrutiny and enforcement by regulators in many jurisdictions of anti-bribery laws, including pursuant to the US Foreign Corrupt Practices Act and the UK Bribery Act. Such enforcement has been enhanced by applicable regulations in the United States, which offer substantial financial rewards to whistleblowers for reporting information that leads to monetary fines.

Business description (continued)

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

Any investigations and lawsuits, regardless of the ultimate outcome of the proceeding, are time consuming and expensive and can divert the time and effort of Diageo’s personnel, including senior management, from its business. Adverse publicity, governmental scrutiny and legal and enforcement proceedings can also have a negative impact on Diageo’s reputation and on the morale and performance of its employees. To the extent that violations of anti-corruption laws and/or Diageo’s internal policies and procedures are found, or Diageo’s internal policies and procedures are found not to comply with applicable law, possible regulatory sanctions and fines and other consequences may also be material.

Risks related to Diageo’s business

The value of Diageo’s brands and its net sales may be negatively affected by its failure to maintain its brand image and corporate reputation or adapt to a changing media environment

The value of Diageo’s brands and its profitability depends heavily on its ability to maintain its brand image and corporate reputation. Adverse publicity, whether or not justified, may tarnish Diageo’s reputation and cause consumers to choose products offered by its competitors. Such adverse publicity could arise as a result of a perceived failure by Diageo to make adequate positive social contributions, including in relation to the level of taxes paid by Diageo, or by the failures of internal controls or compliance breaches leading to a breach of Diageo’s Code of Business Conduct, its other key policies or of the laws or regulations in the jurisdictions in which it operates.

In addition, Diageo’s ability to maintain, extend, and expand its brand image depends on its ability to adapt to a rapidly changing media environment. Diageo maintains an online presence as part of its business operations, and increasingly relies on social media and online dissemination of advertising campaigns. Diageo’s reputation may suffer if it is perceived to fail to appropriately restrict access to its online content or if it breaches any marketing regulation, code or policy. In addition, the growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about Diageo, its brands or its products on social or digital media, whether or not valid, could seriously damage Diageo’s brands and reputation.

Any failure to maintain, extend, and expand Diageo’s brand image or adapt to a changing media environment may have an adverse effect on Diageo’s business and financial results.

Diageo faces competition that may reduce its market share and margins

Diageo faces substantial competition from several international companies as well as local and regional companies in the countries in which it operates and competes with drinks companies across a wide range of consumer drinking occasions. Within a number of categories, the beverage industry has been experiencing continuing consolidation among major global producers, as evidenced by several business combinations of substantial value carried out by significant competitors in 2015. Consolidation is also taking place among Diageo’s customers in many countries. These trends may lead to stronger competitors, increased competitive pressure from customers, negative impacts on Diageo’s distribution network, downward pressure on prices, predatory marketing tactics by Diageo’s competitors and/or a decline in Diageo’s market share in any of these categories. Adverse developments in economic conditions or declines in demand or consumer spending may also result in intensified competition for market share, with potentially adverse effects on sales volume and price. Any of these factors may adversely affecting Diageo’s results and growth potential.

Diageo may not be able to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions, productivity initiatives or inventory forecasting

There can be no assurance that Diageo’s business strategies will result in opportunities for growth and improved margins. Part of Diageo’s growth strategy includes expanding its business in certain emerging market countries where consumer spending in general, and spending on Diageo’s products in particular, has not historically been as great but where Diageo believes there are strong prospects for growth. There is no guarantee that this strategy will be successful, and some of these markets may represent a higher risk in terms of their changing regulatory environments and a higher degree of uncertainty over levels of consumer spending.

Business description (continued)

It is also possible that Diageo’s business strategies could give rise to further business combinations, acquisitions, disposals, joint ventures and/or partnerships (including any associated financing or the assumption of actual or potential liabilities, depending on the transaction contemplated). There can be no assurance that any transaction will be completed or that any such transaction would deliver the anticipated benefits, cost savings or synergies. The success of any transaction will depend in part on Diageo’s ability to successfully integrate new businesses with Diageo’s existing operations and realise the anticipated benefits. Acquisitions may also expose Diageo to liabilities it may not be aware of at the time of the acquisition, for example if acquired companies and business do not act, or have not acted, in compliance with applicable laws and regulations. The current and ongoing issues in USL detailed in note 18 to the consolidated financial statements provide an example of integration and legal challenges.

Similarly, there can be no assurance that the cost saving or productivity initiatives implemented by Diageo in order to improve efficiencies and deliver cost savings will deliver the expected benefits, and such programmes may result in significant costs to Diageo or may have other adverse impacts on the business and operations of the Group. Diageo continues to undertake programmes designed to improve the effectiveness and efficiency of end-to-end operations, including changes to organisational structures, business processes and business systems. Disruption caused to business processes as a result of such change could impact Diageo operations and lead to adverse customer or consumer reaction. There may also be a risk of impairment charges on goodwill or other intangible assets and failure to meet financial targets. Any of the foregoing may have an adverse effect on Diageo’s business and financial results.

Certain of Diageo’s aged product categories may mature over significant periods of up to 30 years, and forecasts of demand for such products in future periods are subject to significant uncertainty. There is an inherent risk of forecasting error in determining the quantity of maturing stock to lay down in a given year for future consumption as a result of changes in business strategy, market demand and preferences, macroeconomic conditions, introductions of competing products and other changes in market conditions. Any forecasting error could lead to Diageo being unable to meet the objectives of its business strategy, future demand or lead to a future surplus of inventory and consequent write down in value of maturing stocks. If Diageo is unable to accurately forecast demand for its products or efficiently manage its inventory, this may have a material adverse effect on Diageo’s business and financial results.

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

Diageo’s business may be adversely affected by increased costs or shortages of talent

Diageo’s business could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Diageo’s success is dependent on the capability of its employees. There is no guarantee that Diageo will continue to be able to recruit, retain and develop the capabilities that it requires to deliver its strategy, for example in relation to sales, marketing and innovation capability within markets or in its senior management. The loss of senior management or other key personnel or the inability to identify, attract and retain qualified personnel in the future could make it difficult to manage Diageo’s operations and could adversely affect Diageo’s business and financial results.

Business description (continued)

Diageo may be adversely affected by disruption to production facilities, business service centres or information systems (including cyber-attack)

Diageo would be affected if there was a catastrophic failure of its major production facilities or business service centres. Diageo operates production facilities around the world. If there was a technical failure in Diageo production facilities, or fire or explosion at one of Diageo’s production facilities, it could result in damage to the facilities, plant or equipment, their surroundings and/or the local environment and/or injury or loss of life. Such an event could lead to a loss in production capacity, or could result in regulatory action, legal liability or damage to Diageo’s reputation.

Diageo has a substantial inventory of aged product categories, principally Scotch whisky and Canadian whisky, which may mature over periods of up to 30 years or more. The maturing inventory is stored primarily in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for those products as it arises. There can be no assurance that insurance proceeds would cover the replacement value of Diageo’s maturing inventory or other assets, were such assets to be lost due to contamination, fire or natural disasters, destruction resulting from negligence or the acts of third parties, or failure of information systems or data infrastructure.

As with all large systems, Diageo’s information systems could be subject to cyber-attack by outside parties’ intent on extracting information, corrupting information or disrupting business processes. Such unauthorised access could disrupt Diageo’s business and/or lead to loss of assets or to outside parties having access to confidential information, including privileged data or strategic information of Diageo and its employees, customers and consumers, or to making such information public in a manner that harms Diageo’s reputation. The concentration of processes in business service centres also means that any sustained disruption to the facility or issue impacting the reliability of the information systems used could impact a large portion of Diageo’s business operations and in some circumstances, could result in property damage, breaches of regulations, litigation, legal liabilities and reparation costs.

Diageo’s operations and financial results may be adversely affected by fluctuations in exchange rates and fluctuations in interest rates

Diageo is engaged in an international business that operates in, and makes sales into, countries with different currencies, while its financial results are presented in sterling. As a result, Diageo is subject to foreign currency risk due to exchange rate movements, which will affect the sterling value of its transactions, as well as the translation to sterling of the results and underlying net assets of its operations. In particular, approximately 31.9% of Diageo’s net sales in the year ended 30 June 2016 were in US dollars, approximately 11% were in euros and approximately 14.9% were in sterling. Movements in exchange rates used to translate foreign currencies into sterling may have a significant impact on Diageo’s reported results of operations from year to year. Exchange rate fluctuations may also expose Diageo to increased interest expense on borrowings denominated in currencies which appreciate against the sterling. As a result, Diageo’s business and financial results may be adversely affected by fluctuations in exchange rates. Diageo may also be adversely impacted by fluctuations in interest rates, mainly through increased interest expense.

Diageo’s operations and financial results may be adversely affected by movements in the value of assets and liabilities related to its pension plans

Diageo operates a number of pension plans throughout the world, which vary in accordance with local conditions and practices. The majority of these pension plans are defined benefit plans and are funded by payments to separately administered trusts or insurance companies. The ability of these pension plans to meet their pension obligations may be affected by, among other things, the performance of assets owned by these pension plans, the liabilities in connection with the pension plans, the underlying actuarial assumptions used to calculate the surplus or deficit in the plans, in particular the discount rate and long term inflation rates used to calculate the liabilities of the pension funds, and any changes in applicable laws and regulations. For example, Diageo’s deficit in respect of post-employment plans before taxation increased by £934 million from £259 million at 30 June 2015 to £1,193 million at 30 June 2016, primarily as a result of a decrease in returns from corporate bonds used to calculate the discount rates on plan liabilities. If there are significant declines in financial markets and/or deterioration in the value of fund assets or changes in discount rates or inflation rates, Diageo may need to make significant contributions to the pension funds in the future.

Business description (continued)

Furthermore, if the market values of the assets held by Diageo’s pension funds decline, the valuations of assets by the pension trustees decline or the valuation of liabilities in connection with pension plans increase, then company cash contributions may increase which, as a result, could materially adversely affect Diageo’s financial position. There is no assurance that interest rates or inflation rates will remain constant, that pension fund assets can earn the assumed rate of return annually or that the value of liabilities will not fluctuate; Diageo’s actual experience may be significantly more negative than the assumptions used.

Diageo’s operations may be adversely affected by failure to maintain or renegotiate distribution, supply, manufacturing or licence agreements on favourable terms

Diageo’s business has a number of distribution, supply, manufacturing or licence agreements for brands owned by it or by other companies. These agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurance that Diageo will be able to renegotiate its rights on favourable terms when these agreements expire or that they will not be terminated. Failure to renew these agreements on favourable terms could have an adverse impact on Diageo’s business and financial results. In addition, Diageo’s business and financial results may be adversely affected by any disputes with distributors of its products or with suppliers of raw materials.

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

Risks related to Diageo’s securities

It may be difficult to effect service of US process and enforce US legal process against the directors of Diageo

Diageo is a public limited company incorporated under the laws of England and Wales. The majority of Diageo’s directors and officers, and some of the experts named in this document, reside outside of the United States, principally in the United Kingdom. A substantial portion of Diageo’s assets, and the assets of such persons, are located outside of the United States. Therefore, it may not be possible to effect service of process within the United States upon Diageo or these persons in order to enforce judgements of US courts against Diageo or these persons based on the civil liability provisions of the US federal securities laws. There is doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of civil liabilities solely based on the US federal securities laws. In addition, punitive damages in actions brought in the United States or elsewhere may be unenforceable in England and Wales.

Business description (continued)

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters. Examples of forward-looking statements include statements regarding exchange rates, interest rates, the availability or cost of financing to Diageo, social, political and environmental developments, consumer trends, preferences and purchasing power, overall market trends, the consequences of the referendum on the UK’s membership in the EU, and their impact on Diageo’s business operations and financial condition; statements made about Diageo’s strategy, trends in results of operations, margins, and growth rates and growth rate objectives; estimates of Diageo’s cash flows, effective interest rates, effective tax rates, cost savings, results of hedging instruments, cash contributions in post-employment plans, impacts of exchange rates, dividend policies and shareholders return objectives, executive compensation levels, outcomes of litigation, and the impact of new accounting policies on Diageo’s consolidated results and financial position. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	economic, political, social or other developments in countries and markets in which Diageo operates, which may contribute to reduced demand for Diageo’s products, reduced consumer spending, negative impacts on Diageo’s customer, supplier and financial counterparties or the imposition of import, investment or currency restrictions;

•	the results of the decision in the United Kingdom’s referendum on 23 June 2016 to leave the European Union, which may lead to a sustained period of economic and political uncertainty and complexity until the detailed terms of the United Kingdom’s exit from the European Union are finalised and as the United Kingdom negotiates and concludes any successor trading arrangements with other countries, and which may also negatively impact economic conditions in Europe more generally which could have an adverse impact on Diageo’s business operations and financial performance;

•	changes in consumer preferences and tastes, including as a result of changes in demographic and social trends, public health regulations and travel, vacation or leisure activity patterns, or as a result of contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

•	any litigation or other similar proceedings (including with tax, customs and other regulatory authorities), including that directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

•	the effects of climate change and related regulations and other measures to address climate change, including any resulting impact on the cost and supply of water;

•	changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;

•	legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption, advertising and data privacy; changes in tax law (including tax treaties), rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;

•	the consequences of any failure by Diageo to comply with anti-corruption and other laws and regulations or any failure of Diageo’s related internal policies and procedures to comply with applicable law;

Business description (continued)

•	ability to maintain Diageo’s brand image and corporate reputation or to adapt to a changing media environment, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo’s reputation and the likelihood that consumers choose products offered by Diageo’s competitors;

•	increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors, that could negatively impact Diageo’s market share, distribution network, costs or pricing;

•	the effects of Diageo’s business strategies, including in relation to expansion in emerging markets and growth of participation in international premium spirits markets, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•	Diageo’s ability to benefit from its strategy, including its ability to expand into new markets, to complete and benefit from existing or future business combinations or other transactions, to implement cost saving and productivity initiatives or to forecast inventory levels successfully;

•	contamination, counterfeiting or other events that could adversely affect the perception of Diageo’s brands;

•	increased costs or shortages of talent;

•	disruption to production facilities or business service centres or information systems (including cyber-attack), existing or future;

•	fluctuations in exchange rates and interest rates, which may impact the value of transactions and assets denominated in other currencies, increase the cost of financing or otherwise affect Diageo’s financial results;

•	movements in the value of the assets and liabilities related to Diageo’s pension funds;

•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms or at all when they expire; and

•	failure of Diageo to protect its intellectual property rights.

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

This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and licence to Diageo for use. All rights reserved. © Diageo plc 2016.

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

Business review

Operating results 2016 compared with 2015

GROUP FINANCIAL REVIEW

This is a good set of results and reflects better execution across the business. Our improved performance was driven by the return to growth of each of our six global brands and our US spirits business. The delivery of volume growth; 19bps of organic margin expansion; increased free cash flow; and the disposal of £1 billion in non-core assets, comes from driving efficiency in every aspect of the business and across every expense item to fuel future growth. I believe this consistent approach to growth, productivity and cash will drive better value creation.

Kathryn Mikells,

Chief Financial Officer

Net sales declined 3.0% as organic growth in each region and acquisitions were more than offset by adverse exchange and disposals
Organic results improved with volume growth of 1.3%
Organic net sales growth of 2.8%
Operating profit grew 1.6% with organic growth, lower exceptional operating charges and acquisitions partially offset by adverse exchange and disposals
Organic operating profit growth of 3.5%
Net cash from operating activities was flat, £2.5bn
Free cash flow continued to be strong at £2.1bn up £134 million on last year
Basic eps of 89.5 pence was down 6% as lower exceptional income reduced basic eps by 6.1 pence
Eps before exceptional items increased 1% to 89.4 pence

Volume Net sales(i) Operating profit(ii) Operating profit before exceptionals(iii) North America Europe Africa Latin America and Caribbean Asia Pacific

(i)	Excluding corporate net sales of £36 million (2015 - £80 million).
(ii)	Excluding corporate and ISC costs of £150 million (2015 - £139 million).
(iii)	Excluding exceptional operating charges of £167 million (2015 - £269 million) and corporate and ISC costs before exceptional items of £150 million (2015 - £123 million).

Summary financial information		2016	2015
Volume	EUm	246.4	246.2
Net sales	£million	10,485	10,813
Marketing	£million	1,562	1,629
Operating profit before exceptional items	£million	3,008	3,066
Exceptional operating items	£million	(167)	(269)
Operating profit	£million	2,841	2,797
Share of associates and joint ventures profit after tax	£million	221	175
Non-operating items	£million	123	373
Net finance charges	£million	327	412
Tax rate	%	17.4	15.9
Tax rate before exceptional items	%	19.0	18.3
Profit attributable to parent company’s shareholders	£million	2,244	2,381
Basic earnings per share	pence	89.5	95.0
Earnings per share before exceptional items	pence	89.4	88.8
Recommended full year dividend	pence	59.2	56.4

Business review (continued)

Growth by region	Volume	Net Sales	Marketing	Operating profit
	%	%	%	%
North America	(1)	3	–	9
Europe, Russia and Turkey	–	(3)	4	2
Africa	19	(1)	(3)	(32)
Latin America and Caribbean	(5)	(16)	(14)	(69)
Asia Pacific	(3)	(6)	(13)	112
Diageo(i)	–	(3)	(4)	2

Organic growth by region	Volume %	Net sales %	Marketing %	Operating profit(ii) %
North America	1	3	(2)	4
Europe, Russia and Turkey	2	4	5	6
Africa	9	3	1	(11)
Latin America and Caribbean	(2)	1	–	(1)
Asia Pacific	–	2	(12)	13
Diageo(i)	1	3	(2)	3

(i)	Includes Corporate. Corporate net sales in the year ended 30 June 2016 were £36 million (2015 – £80 million) a decrease of 55% due to the sale of the Gleneagles Hotel in June 2015. Net operating charges before exceptional items were £150 million (2015 – £123 million), increased due to costs related to the productivity programme, the reinvestment of the savings delivered by the organisational review announcement in January 2014, and increase in the annual incentive plan costs. These increases were partially offset by increased profit on land sales.
(ii)	Before exceptional items.

KEY PERFORMANCE INDICATORS

Net sales growth (£ million)

Net sales declined 3.0%. Organic net sales growth of 2.8% driven by volume and mix.

10,813 145 90 131 10,485 (172) (122) (400) Organic movement 2015 2016 Exchange(i) Volume Disposals Price/mix Acquisitions Asia Pacific net sales adjustment(ii)

(i)	Exchange rate movements reflect the translation of prior year reported results at current exchange rates.
(ii)	Diageo has reflected the full year impact of an accounting change USL made in its most recent quarterly results to account for sales by third party manufacturers on a net sales basis. See page 54 for more details.

Net sales declined 3.0%. Adverse impact of exchange and disposals reduced net sales by 5.3%. These movements were partially offset by organic net sales growth of 2.8% with volume growth of 1.3% and positive price/mix, primarily mix.

Net sales and operating profit were impacted by adverse exchange movements driven by the weakness of a number of currencies against sterling, in particular the Nigerian naira, the South African rand, the Venezuelan bolivar, the Brazilian real and the Turkish lira, partially offset by the strengthening of the US dollar.

Business review (continued)

Operating profit growth (£ million)

Operating profit growth of 1.6%. Organic operating profit growth of 3.5%.

102 99 2,841 2,797 22 (83) (96) 2015 2016 Exceptional operating items Acquisitions Exchange Organic movement Disposals

Operating profit growth of 1.6% was driven by organic growth, acquisitions and lower exceptional operating charges (£167 million in 2016; £269 million in 2015). These movements were partially offset by adverse exchange and the impact of disposals.

Acquisitions and disposals

Acquisitions made in 2015 increased net sales in the year ended 30 June 2016 by £90 million and operating profit by £22 million, largely due to the acquisition of the remaining 50% shareholdings in Don Julio and United National Breweries.

Businesses which were disposed of in the year ended 30 June 2015, primarily Bushmills and Gleneagles, and those disposed of in the year ended 30 June 2016, the sale of wines and certain beer assets, contributed net sales of £655 million and operating profit of £121 million in the period ended 30 June 2015, and contributed net sales of £255 million and operating profit of £25 million in the period ended 30 June 2016. The year on year movement on net sales was £400 million and £96 million on operating profit.

Operating margin (%)

Operating margin improved by 123bps. Organic margin improved by 19bps.

78bps 55bps 33bps 27.10% 89bps 14bps 25.87% (114)bps (32)bps Organic movement 2015 2016 Exceptional operating items Marketing Exchange Overheads Acquisitions and disposals Asia Pacific net sales adjustment(i) Gross margin

(i)	Diageo has reflected the full year impact of an accounting change USL made in its most recent quarterly results to account for sales by third party manufacturers on a net sales basis. It has no impact on gross profit or operating profit. See page 54 for more details.

Business review (continued)

Operating margin improved by 123bps mainly driven by lower exceptional operating charges, a 19bps improvement in organic margin and the net sales adjustment in Asia Pacific. These movements were partially offset by an adverse exchange impact. Organic operating margin improvement was driven by favourable mix, including the return to growth in North America which drove gross margin improvement, as well as net procurement efficiencies after reinvestment in increased marketing activity. These benefits were partially offset by higher overheads driven by a year on year increase in annual incentive plan costs and inflation.

Basic earnings per share (pence)

Eps decreased to 89.5 pence. Eps before exceptional items increased from 88.8 pence to 89.4 pence

95.0 3.39 89.5 3.95 1.83 (6.14) (1.37) (0.82) (3.33) (2.97) 2015 2016 Exceptional items(i) Associates and joint ventures Exchange on operating profit Finance charges Acquisitions and disposals Tax Operating profit excluding Non-controlling interests exchange 950339895395183(614)(137)(082)(333)(297)20152016Exceptionalitems(i)AssociatesandjointventuresExchangeonoperatingprofitFinancechargesAcquisitionsanddisposalsTaxOperatingprofitexcludingNon-controllinginterestsexchange

(i)	Exceptional items net of tax and non-controlling interests.

Lower exceptional income (net of tax and non-controlling interests) (£2 million in 2016; £156 million in 2015) reduced basic earnings per share by 6.1 pence. Pre-exceptionals eps was up 0.6 pence as adverse exchange, net impact of acquisitions and disposals, a higher tax rate and the increase in non-controlling interests from higher operating profit in USL, were more than offset by organic operating profit growth, higher associate income and lower finance charges. Finance charges were lower on the fall in both net interest charge and other financing charges. Net interest charges declined from debt reduction and lower interest rates. Other finance charges dropped due to lower hyperinflation charge for Venezuela as we moved to a consolidation rate which recognised the impact of the inflation rate as well as the impact of lapping a £13 million charge in 2015 in respect of an increase in value of Zacapa related financial liabilities.

Movement in net finance charges		£ million
2015		412
Net interest charge reduction		(51)
Reduction in other finance charges		(34)

2016		327

	2016	2015
Average monthly net borrowings (£ million)	9,245	10,459
Effective interest rate(i)	3.3%	3.5%

(i)	For the calculation of the effective interest rate, the net interest charge excludes fair value adjustments to derivative financial instruments and borrowings. Average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but excludes the market value adjustment for cross currency interest rate swaps.

The fall in average monthly net borrowings arose from disposals proceeds and continued strong cash flow. The effective interest rate reduced in the year ended 30 June 2016 largely driven by changes in financing in USL together with the repayment of Diageo bonds with a higher interest rate.

Business review (continued)

Net cash from operating activities and free cash flow (£ million)

Net cash from operating activities(i) was £2,548 million in 2016 a decline of £3 million on £2,551 million in 2015.

2,551 (83) 152 (170) 93 5 2,548 2015 2016 Exchange(ii) Operating profit(iii) Working capital Interest and tax Other(iv)

Free cash flow was £2,097 million in 2016 an increase of £134 million.

1,963 137 152 93 5 2,097 (83) (170) 2015 2016 Capex Working capital movement Exchange (ii) Interest and tax Operating profit (iii) Other (iv)

(i)	Net cash from operating activities excludes capex, loans and other investments (collectively £(451) million in 2016 – £(588) million in 2015).
(ii)	Exchange – on operating profit before exceptional items.
(iii)	Operating profit excluding exchange, depreciation and amortisation, post employment payments and non-cash items but including operating exceptional items.
(iv)	Other items include post employment payments, dividends received from associates and joint ventures.

Net cash from operating activities declined by £3 million driven by negative working capital movement, partially offset by increased operating profit and lower interest payments.

The negative working capital movement was driven by the year on year comparison to a significant reduction in receivables in 2015. This was partially offset by a favourable movement on inventory and payables.

Free cash flow improved £134 million driven by lower capex, increased operating profit before exchange, and lower interest payments, partially offset by negative working capital movement.

Business review (continued)

Return on invested capital (%)

The return on closing invested capital of 23.2% for the year ended 30 June 2016, calculated as profit for the year divided by net assets as of 30 June 2016, decreased by 350bps principally due to the increase in net assets driven by the weakening of sterling against a number of currencies partially offset by an increase in post employment liabilities.

Return on average invested capital (ROIC)(i) decreased 22bps

12.3% 14bps 12.1% 3bps 47bps (8)bps (62)bps (16)bps 2015 2016 Exchange Associates and joint ventures Acquisitions and disposals Non-controlling interests Operating profit excluding Other exchange

(i)	ROIC calculation excludes exceptional items.

ROIC before exceptional items decreased 22bps driven mainly due to the adverse impact of exchange which was partially offset by the increased return from growth in operating profit and income from associates.

Business review (continued)

Income statement

	2015 £ million	Exchange (a) £ million	Acquisitions and disposals (b) £ million	Organic movement(ii) £ million	Reclassifi- cation(iii) £ million	2016 £ million
Sales	15,966	(360)	(362)	397	–	15,641
Excise duties	(5,153)	188	52	(121)	(122)	(5,156)

Net sales	10,813	(172)	(310)	276	(122)	10,485
Cost of sales(i)	(4,585)	68	200	(56)	122	(4,251)

Gross profit	6,228	(104)	(110)	220	–	6,234
Marketing	(1,629)	13	17	37	–	(1,562)
Other operating expenses(i)	(1,533)	8	19	(158)	–	(1,664)

Operating profit before exceptional items	3,066	(83)	(74)	99	–	3,008
Exceptional operating items (c)	(269)					(167)

Operating profit	2,797					2,841
Non-operating items (c)	373					123
Net finance charges	(412)					(327)
Share of after tax results of associates and joint ventures	175					221

Profit before taxation	2,933					2,858
Taxation (d)	(466)					(496)

Profit for the year	2,467					2,362

(i)	Before exceptional operating items, see pages 55-56.
(ii)	For the definition of organic movement see page 133.
(iii)	Following a review of the third party production arrangements in India it was determined to be more appropriate to ensure consistent reporting by reclassifying the excise duties payable by the third party production companies as excise duties. This change was implemented by USL in its first three months of its financial year ended 30 June 2016, and resulted in net sales for the year ended 30 June 2016 reducing by £122 million with a corresponding decrease in cost of sales. There was no impact on gross or operating profit.

(a) Exchange

The impact of movements in exchange rates on reported figures is principally in respect of the Nigerian naira, the South African rand, the Venezuelan bolivar, the Brazilian real and the Turkish lira, partially offset by the US dollar.

Venezuela is a hyper-inflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollar on these exchange systems is very limited. The foreign currency denominated transactions and balances of the group’s Venezuelan operations are translated into the local functional currency (VEF) at the rate they are expected to be settled, applying the most appropriate official exchange rate. For consolidation purposes, the group converts its Venezuelan operations using management’s estimate of the exchange rate that capital and dividend repatriations are expected to be realised. The consolidation exchange rate and the accounting treatment are monitored and reviewed depending on the economic and regulatory developments in the country.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2016 is set out in the table below.

Business review (continued)

Gains/ (losses) £ million
Translation impact	(13)
Transaction impact	(70)

Operating profit before exceptional items	(83)

Net finance charges – translation impact	(17)
Mark to market impact of IAS 39 on interest expense	(9)
Impact of IAS 21 and IAS 39 on net other finance charges	2

Net finance charges	(24)
Associates – translation impact	(4)

Profit before exceptional items and taxation	(111)

	Year ended 30 June 2016	Year ended 30 June 2015
Exchange rates
Translation £1 =	$1.48	$1.57
Transaction £1 =	$1.55	$1.58
Translation £1 =	€1.34	€1.31
Transaction £1 =	€1.28	€1.23

(b) Acquisitions and disposals

The impact of acquisitions and disposals on the reported figures was primarily attributable to the disposals of The Old Bushmills Distillery Company Limited on 27 February 2015, Gleneagles Hotels Limited on 30 June 2015, Desnoes & Geddes Limited (D&G) on 7 October 2015, the wine businesses in the United States and the UK Percy Fox wine business on 1 January 2016, which were partially offset by the acquisition of 50% equity interests, that the group did not own, in both Don Julio in Mexico on 27 February 2015 and a joint venture in South Africa on 29 May 2015.

(c) Exceptional items

Exceptional operating charges in the year ended 30 June 2016 totalled £167 million before tax, a decrease of £102 million against last year.

Exceptional operating charges in the year ended 30 June 2016 included an impairment charge in respect of the Ypióca brand and related tangible fixed assets and goodwill allocated to the Paraguay, Uruguay and Brazil (PUB) cash-generating unit of £62 million, £14 million and £42 million, respectively. Forecast cash flow assumptions have been reduced principally due to a challenging economic environment in Brazil and significant adverse changes in local tax regulation.

On 25 February 2016 the group incurred an exceptional operating charge of £49 million including a $75 million

(£53 million) payment to Dr Vijay Mallya over a five year period in consideration for (i) his resignation and the termination of his appointment and governance rights and his relinquishing of the rights and benefits attached to his position as Chairman and Non-Executive Director of United Spirits Limited (USL); (ii) his agreement to five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill undertakings; and (iii) his agreement that he and his affiliates will not pursue any claims against Diageo, USL and their affiliates. In addition to the amount Diageo agreed to pay Dr Vijay Mallya there was net gain of £4 million arising from the termination of certain related agreements, that were previously provided for less legal fees directly attributable to the settlement.

Business review (continued)

In the year ended 30 June 2015 exceptional operating charges were £269 million before tax which comprised £146 million in respect of a settlement agreement of disputes with the Korean customs authorities, £82 million in respect of restructuring programmes and an exceptional impairment charge of £41 million in respect of the group’s 45.56% equity investment in Hanoi Liquor Joint Stock Company.

Non-operating items in the year ended 30 June 2016 were a net gain of £123 million before tax compared to a gain of £373 million before tax last year, a decrease of £250 million against last year.

The year ended 30 June 2016 included an exceptional gain before taxation of £457 million in respect of the sale of Diageo’s 57.87% shareholding in D&G (Jamaican Red Stripe business) and a 49.99% stake in GAPL Pte Limited (Singapore and Malaysian beer businesses) to Heineken, which completed on 7 October 2015. The gain is net of a £13 million cumulative exchange loss, in respect of prior years, recycled from other comprehensive income and transaction costs of £7 million. As part of the transaction, Diageo purchased an additional 20% shareholding in Guinness Ghana Breweries Limited (GGBL) from Heineken which increased Diageo’s shareholding in GGBL to 72.42%.

On 1 January 2016, Diageo completed the sale of the majority of its wine interests in the United States and its UK based Percy Fox businesses to Treasury Wine Estates. Together with the sale of the group’s other wine interests in the United States the transactions resulted in a loss before taxation on disposal of £191 million including an estimated provision for the settlement of a guarantee given in respect of the lease payments due to Realty Income Corporation, the lessor of the vineyards. The loss is net of an exchange gain of £12 million, in respect of prior years, recycled from other comprehensive income and transaction costs of £8 million.

On 29 January 2016, Diageo disposed of its interests in Argentina to Grupo Peñaflor. The transaction resulted in a loss before taxation of £38 million including a cumulative exchange loss of £20 million, in respect of prior years, recycled from other comprehensive income and other directly attributable costs of £7 million.

On 1 December 2015, Diageo disposed of its 42.25% equity interests in DHN Drinks, its 25% equity stake in Sedibeng Breweries Limited and its 15.01% equity stake in Namibia Breweries Limited (South African associate interests) to Heineken. The net cash consideration received was £120 million, which included the repayment of £31 million in respect of loans previously made to DHN Drinks and Sedibeng Breweries Limited. A loss before taxation of £27 million, including a £30 million cumulative exchange loss, in respect of prior years, recycled from other comprehensive income, was accounted for in the income statement.

On 30 September 2015, the group completed the disposal of its shareholding in Central Glass Industries Limited (CGI), a Kenyan glass bottle manufacturer, resulting in a gain before taxation of £14 million, net of £1 million transaction costs. £7 million of the gain is attributable to non-controlling interests.

A guarantee provided by Diageo for a loan of $135 million (£92 million) given by Standard Chartered Bank (SCB) to Watson Limited was called and $135 million paid to SCB during the year. The underlying security package for the loan remains in place. A provision of $135 million has been made. Further details are set out in note 18.

In the year ended 30 June 2015 non-operating items included a gain of £63 million as a result of Don Julio becoming a subsidiary of the group and as part of the transaction, Diageo sold its wholly owned subsidiary, The Old Bushmills Distillery Company Limited to the Cuervo group, resulting in a gain of £174 million. A gain of £103 million arose on the increase of the group’s investment in United Spirits Limited (USL) from 25.02% to 54.78% (excluding the 2.38% interest owned by USL Benefit Trust). On 30 June 2015, Diageo completed the disposal of Gleneagles Hotel Limited to the Ennismore group resulting in an exceptional gain of £73 million. In addition a provision of £30 million was charged to the income statement in respect of a guarantee provided to a third party financial institution.

Cash payments in the year ended 30 June 2016 for exceptional restructuring, for the payment in respect of the Watson guarantee (reported in ’movements in loans and other investments’ in the consolidated statement of cash flows), for disengagement agreements relating to United Spirits Limited and for thalidomide were £52 million, £92 million, £28 million and £12 million, respectively. In the comparable period the cash expenditure for exceptional restructuring, for the legal settlement in Korea, for the guarantee and for thalidomide were £117 million, £74 million, £30 million and £19 million, respectively.

Business review (continued)

(d) Taxation

The reported tax rate for the year ended 30 June 2016 was 17.4% compared with 15.9% for the year ended 30 June 2015. The tax rate before exceptional items for the year ended 30 June 2016 was 19.0% compared with 18.3% in the prior year. It is expected that the tax rate before exceptional items for the year ending 30 June 2017 will be 21%.

(e) Dividend

The group aims to increase the dividend at each half-year and the decision as to the rate of the dividend increase is made with reference to dividend cover as well as the current performance trends including top and bottom line together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2015 dividend cover was 1.6 times. Beginning with the interim dividend for the year ended 30 June 2016 we slowed growth to 5% consistent with our focus on stabilising and rebuilding dividend cover. The recommended final dividend for the year ended 30 June 2016 is 36.6 pence, an increase of 5% consistent with our interim dividend. This brings the full year dividend to 59.2 pence per share and dividend cover to 1.5 times. We would expect to maintain dividend increases at roughly a mid-single digit rate until cover is back in range.

Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and ADRs on the register as of 12 August 2016. The ex-dividend date for the holders of the ordinary shares is 11 August 2016, and 10 August 2016 for US ADR holders. The final dividend will be paid to shareholders on 6 October 2016. Payment to US ADR holders will be made on 12 October 2016. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 15 September 2016.

Business review (continued)

Movements in net borrowings and equity

Movement in net borrowings	2016 £ million	2015 £ million
Net borrowings at the beginning of the year	(9,527)	(8,850)
Free cash flow (a)	2,097	1,963
Acquisition and sale of businesses (b)	1,047	(306)
Proceeds from issue of share capital	1	1
Net purchase of own shares for share schemes (c)	(1)	(8)
Dividends paid to non-controlling interests	(101)	(72)
Purchase of shares of non-controlling interests (d)	(21)	–
Disposal of non- controlling interests	–	1
Net movements in bonds (e)	(1,003)	(701)
Net movements in other borrowings (f)	(233)	386
Equity dividends paid	(1,443)	(1,341)

Net increase/(decrease) in cash and cash equivalents	343	(77)
Net decrease in bonds and other borrowings	1,236	315
Exchange differences (g)	(725)	(7)
Borrowings on acquisition of businesses	–	(869)
Borrowings disposed through sale of businesses	14	–
Other non-cash items	24	(39)

Net borrowings at the end of the year	(8,635)	(9,527)

(a) See page 138 for the analysis of free cash flow.

(b) Acquisitions and sale of businesses include the disposal of the group’s shareholdings in D&G and GAPL on 7 October 2015 for a net cash consideration, including disposal costs, of $783 million (£510 million); the disposal of the group’s equity stake in its South African associate interests on 1 December 2015 for a cash consideration of ZAR 2,517 million (£119 million), net of disposal costs; the disposal of the group’s wine interests in the United States and its UK based Percy Fox for a cash consideration of $551 million (£375 million), net of disposal costs; and the proceeds from the sale of CGI, a Kenyan glass manufacturer, for KES 3,931 million (£25 million), net of disposal costs.

In the year ended 30 June 2015 cash payments primarily comprised £1,118 million in respect of the acquisition of additional 26% investment in USL and £192 million for the 50% equity interest in Don Julio BV that it did not already own, partially offset by cash received of £391 million in respect of sale of the Whyte and Mackay Group and £456 million on the sale of equity share capital in The Old Bushmills Distillery Company Limited.

(c) Net purchase of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £47 million (2015 – £75 million) less receipts from employees on the exercise of share options of £46 million (2015 – £67 million).

(d) In the year ended 30 June 2016 Diageo purchased an additional 20% shareholding in Guinness Ghana Breweries Limited for £21 million.

(e) In the year ended 30 June 2016, the group repaid bonds of $1,500 million (£1,003 million). In the comparable period, the group repaid bonds of €1,000 million (£792 million) and $500 million (£330 million), issued bonds of €1,000 million (£791 million), and a bond of £370 million acquired on the purchase of USL was repaid using the proceeds from the sale of the Whyte and Mackay Group.

(f) Net movements in other borrowings are driven by the net repayment of short term commercial paper.

(g) Net borrowings increased because of unfavourable exchange differences primarily on the US dollar and euro denominated borrowings partially offset by a favourable movement on foreign exchange swaps and forwards.

Business review (continued)

Movement in equity	2016 £ million	2015 £ million
Equity at the beginning of the year	9,256	7,590
Profit for the year	2,362	2,467
Exchange adjustments (a)	875	(225)
Net remeasurement of post employment plans	(856)	113
Tax on post employment plans	166	(11)
Exchange recycled to the income statement (b)	51	88
Fair value movements on available-for-sale investments	(20)	20
Non-controlling interests acquired (b)	—	641
Purchase of shares of non-controlling interests	(21)	—
Disposal of non- controlling interest	(24)	—
Dividends to non- controlling interests	(101)	(72)
Dividends paid	(1,443)	(1,341)
Other reserve movements	(65)	(14)

Equity at the end of the year	10,180	9,256

(a) Movement in the year ended 30 June 2016 primarily arose from exchange gains in respect of the Indian rupee, Turkish lira, US dollar and euro.

(b) In the year ended 30 June 2016 exchange losses of £51 million were recycled to the income statement in respect of disposals.

In the year ended 30 June 2015 following the acquisition of majority equity stakes in USL, 50% equity interest in Don Julio and one of the group’s joint ventures in South Africa that it did not already own exchange losses of £88 million were recycled to the income statement and on the acquisition of USL a 43.91% non-controlling interest of £641 million was recognised.

Post employment plans

The deficit in respect of post employment plans before taxation increased by £934 million from £259 million at 30 June 2015 to £1,193 million at 30 June 2016. The increase primarily arose due to a decrease in returns from ‘AA’ rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans (United Kingdom reduced from 3.8% to 2.9% and Ireland from 2.6% to 1.4%) partially offset by a reduction in long term inflation rates (UK RPI from 3.2% to 2.8%, UK CPI from 2.2% to 1.8% and Ireland CPI from 1.6% to 1.4%). Total cash contributions by the group to all post employment plans in the year ending

30 June 2017 are estimated to be approximately £200 million.

Business review (continued)

NORTH AMERICA

North America, the largest market for premium drinks in the world, accounts for about a third of our net sales and around half of operating profit. North America continues to be a very vibrant market and we are focused on setting the business up for long-term growth. In the year, we disposed of our wine assets in the United States, and our new management team have made a number of changes to refocus marketing activity, upweight on premise activity, and enhance distributor relationships.

Net sales by markets Net sales by categories Net sales by price points (%) (%) (%) US Spirits Canada Spirits(i) RTDs Value Super premium and Wines Other Beer Other Standard Ultra premium DGUSA Wine Premium (i) excluding RTDs

(i) excluding RTDs

Key financials	2015 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2016 £ million	Reported movement %
Net sales	3,455	172	(159)	97	3,565	3
Marketing	542	23	(14)	(10)	541	—
Operating profit before exceptional items	1,448	77	(30)	56	1,551	7
Exceptional operating items	(28)				—

Operating profit	1,420				1,551	9

Our markets

North America business is headquartered in Norwalk, Connecticut, and comprises US Spirits, Diageo Guinness USA (DGUSA) and Diageo Canada.

Supply operations

We have nine bottling, distilling, blending and maturation sites including operations in Plainfield, Illinois; Amherstburg, Ontario; Valleyfield, Quebec; Relay, Maryland; Gimli, Manitoba; Tullahoma, Tennessee and Louisville, Kentucky. Over the last five years, we have made significant changes to our supply footprint in North America as we focus on continuously improving efficiency across our supply chain. Since 2010 we have invested more than $250 million (£160 million) in our network and people to deliver world-class manufacturing and packaging operations.

Route to consumer

Route to consumer in the United States is through the three-tier system and we distribute our products through approximately 40 spirits distributors and brokers, and more than 400 beer distributors. We have a unique route to consumer for our spirits business in the United States, with approximately 3,000 dedicated distributor sales people focused only on Diageo and Moët Hennessy spirits brands. We consolidate our US Spirits business into a single distributor or broker in 41 states and the District of Columbia, representing more than 80% of our US Spirits volume.

The US Spirits business operates through three divisions in open states where we sell to distributors who then sell to retailers, and through two division in control states where we sell to the state, which in turn sells to state or agency stores and on premise retailers. DGUSA sells and markets brands including Guinness and Smirnoff Ice. Beer distribution generally follows the three-tier open state regulations across the United States. Diageo Canada distributes our collection of spirits and beer brands across all Canadian provinces, which generally operate through a provincial control system. Diageo Canada operates through a single broker with a dedicated sales force handling our brands in the country. National brand strategy, strategic accounts marketing and corporate functions are managed at the North America level.

Business review (continued)

Sustainability and responsibility

Through our focus on responsible drinking we have built a reputation as a leading voice in the industry in North America, our largest market. 2015 saw the successful culmination of our 12-year campaign for alcohol companies to be allowed to include alcohol content and nutritional information per serve on packaging. In October we followed this by putting macro nutritional labels on our Crown Royal packaging – a first for any alcohol company.

Operational sustainability is another key issue for us. We have introduced rigorous water management procedures across our North America sites. For example, at our George Dickel distillery in Tullahoma, Tennessee, all water is either reused or returned to the local water source without impact, resulting in zero wastewater leaving the site. Our focus on improving energy efficiency and reducing carbon emissions has made North America Diageo’s best-performing region for this metric.

Performance

Net sales

Net sales were £3,565 million in the year ended 30 June 2016 an increase of £110 million compared to net sales of £3,455 million in the year ended 30 June 2015. Net sales were favourably impacted by exchange rate movements of £172 million primarily due to the strength of the US dollar against sterling and organic growth of £97 million (see further performance analysis below) partially offset by the loss of £159 million of net sales due to disposal of the wine businesses in the United States in January 2016 and Bushmills in February 2015.

Operating profit

Operating profit was £1,551 million in the year ended 30 June 2016 an increase of £131 million compared to operating profit of £1,420 million in the year ended 30 June 2015. Operating profit benefited £77 million from exchange rate movements due to the strength of the US dollar and organic growth of £56 million, partially offset by the loss of £30 million operating profit on the disposal of the wine businesses in the United States in January 2016 and Bushmills in February 2015. No exceptional operating charges were recorded in the year ended 30 June 2016 compared to £28 million restructuring cost in the year ended 30 June 2015.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

North America delivered net sales growth of 3%, following the expected strong performance in the second half in US Spirits. Full year depletion and net sales growth in US Spirits was 3%. Growth in North American whisk(e)y, scotch and tequila drove positive mix. North American whisk(e)y, with net sales up 6%, was the main driver of net sales growth as Crown Royal and Bulleit continued to gain share in the category. Performance of Smirnoff and Captain Morgan improved, with net sales up 2% for both brands. In scotch, Johnnie Walker and Buchanan’s both performed well, with net sales up 7% and 9%, respectively. Reserve brands performance also improved, with net sales up 5%, driven by Johnnie Walker reserve variants, Bulleit, Don Julio and Ketel One vodka. Elsewhere in the region DGUSA net sales grew 1%, with growth in ready to drink offsetting a decline in beer, and in Canada net sales were up 4%. Marketing in North America was down 2% as a result of procurement efficiencies and more focused spend on innovation. Operating margin increased 39bps for the year, as improvement in gross margin and lower marketing more than offset higher overheads.

Markets and categories:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
North America	1	(1)	3	3

US Spirits	1	(1)	3	4
DGUSA	—	(3)	1	5
Canada	2	2	4	(5)

Spirits(i)	1	1	3	8
Beer	(3)	(7)	(2)	(2)
Ready to drink	4	1	5	7

Business review (continued)

Global giants and local stars(i):	Reported volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Crown Royal	6	6	12
Smirnoff	1	2	6
Captain Morgan	3	2	6
Johnnie Walker	—	5	10
Ketel One vodka	2	4	10
Cîroc	(6)	(7)	(1)
Baileys	(2)	—	4
Guinness	—	—	5
Tanqueray	5	7	13
Don Julio	30	34	42
Bulleit	25	28	36
Buchanan’s	3	9	16

(i)	Spirits brands excluding ready to drink.
(ii)	Reported equals organic volume movement.

•	Net sales in US Spirits were up 3%, with a 10% net sales increase in the second half following a transition to a replenishment model for innovation launches. Diageo’s North American whisk(e)y brands accounted for half of the overall net sales growth as Crown Royal and Bulleit continued to gain share. Crown Royal net sales increased 5%, with net sales of Crown Royal Deluxe up 5% as it benefited from the new “The One Made For A King” campaign which focused on the quality and heritage of the brand. Crown Royal Regal Apple continued to benefit from the popularity of the shot occasion and delivered a solid performance, with net sales up 15%, as it entered its second year after launch. Cîroc performance improved in the second half, as the brand benefited from the launch of its Apple flavour. Smirnoff net sales were up 2% but it underperformed the vodka category. Growth from a more focused flavours portfolio and the newly launched Smirnoff Sourced, a blend of real fruit juice and spirit, offset a decline in Smirnoff Red which lapped last year’s brand renovation and promotional activity and continued to be impacted by a competitive price environment. Performance in scotch improved as Johnnie Walker’s net sales increased 7%, largely driven by reserve variants, up 23%. Buchanan’s net sales were up 9% and share increased, as the ‘A lo Grande’ campaign enhanced the connection with hispanic consumers. Increased investment in the on-trade and focus on recruiting new consumers amongst millenials had a positive impact on Captain Morgan, which gained share despite weakness in the rum category. Net sales for the brand were up 2%, largely driven by the Original Spiced variant and Cannon Blast, which proved to be popular in the shot occasion. Don Julio, with net sales up 34%, was the fastest growing brand in the portfolio and gained share.
•	DGUSA net sales increased 1%, as growth in ready to drink offset a decline in beer. In ready to drink the launch of Smirnoff Electric and a solid performance of Smirnoff Ice, which benefited from new flavours and packaging, drove net sales growth of 7%. Beer net sales were down 3% largely driven by a decline in Smithwick and Harp. Guinness net sales were broadly flat as the launch of Guinness Nitro IPA offset the net sales decline of Guinness American Blonde Lager, which lapped the previous year launch, and Guinness draught which continued to be impacted by a crowded craft beer segment.
•	Net sales in Canada increased 4%, largely driven by Crown Royal, which benefited from the launch of Crown Royal Northern Harvest Rye, rated ‘2016 world whiskey of the year’ by Jim Murray’s Whiskey Bible, distribution gains, and the ‘We Make Whisky The Canadian Way’ campaign, which highlights the brand’s quality and craftmanship. Performance in vodka and ready to drink was also good, with net sales up 2% and 6%, respectively.
•	Marketing reduced 2% driven by procurement efficiencies and more focused spend on innovations. Spend was also focused against the largest brands in US Spirits, with investment in Smirnoff, Crown Royal and Captain Morgan up 6%, and fast growing brands such as Don Julio, Bulleit and Buchanan’s where investment was up 16%.

Business review (continued)

EUROPE, RUSSIA AND TURKEY

Diageo is the largest premium drinks business in Europe. Within the geography of Europe there are three markets: Europe, Russia and Turkey. In Europe consumer marketing programmes are developed at a market level to drive consistency, efficiency and scale across all countries. In Russia we are driving our premium core, standard and value brands and reserve portfolio, whilst in Turkey, we use our local businesses’ strong route to consumer to drive accelerated growth in international premium spirits. In Europe our reputation as a trusted and respected company and for groundbreaking innovation, is key to our ability to attract and retain the people we need to deliver our Performance Ambition.

Net sales by markets Net sales by categories Net sales by price points (%) (%) (%) Europe Turkey Spirits(i) RTDs Value Super premium Russia Other Beer Other Standard Ultra premium Wine Premium (i) excluding RTDs

(i) excluding	RTDs

Key financials	2015 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2016 £ million	Reported movement %
Net sales	2,617	(87)	(88)	102	2,544	(3)
Marketing	388	1	(5)	20	404	4
Operating profit before exceptional items	804	(24)	(24)	45	801	—
Exceptional operating items	(20)				—

Operating profit	784				801	2

Our markets

Europe comprises Great Britain, Ireland and Continental Europe (including Iberia, France, Germany and the Europe Partner markets distribution businesses), while Russia and Turkey are standalone markets. Europe is managed as a single market with country teams focusing on sales and customer marketing execution.

Supply operations

The International Supply Centre (ISC) comprises the supply operations in the United Kingdom, Ireland and Italy. The group owns 29 whisky distilleries in Scotland, a Dublin based brewery, maturation and packaging facilities in Scotland, England, Ireland and Italy. The ISC ships whisky, vodka, gin, rum, beer, wine, cream liqueurs, and other spirit-based drinks to over 180 countries. Through our £1 billion investment in Scotch whisky production and inventory, announced in 2012, distilling capacity has increased by over 25%. Raki, vodka and wine are produced at a number of sites in Turkey and Smirnov vodka and other local brands are produced in Russia.

Route to consumer

In Great Britain we sell and market our products through Diageo GB (spirits, beer and ready to drink) and Justerini & Brooks Retail (wines private clients). Products are distributed through independent wholesalers and directly to retailers. In the on-trade, products are sold through major brewers, multiple retail groups and smaller regional independent brewers and wholesalers. On 1 January 2016 we sold our Percy Fox wines distribution business.

In the Republic of Ireland and Northern Ireland, Diageo sells and distributes directly to the on-trade and the off-trade as well as wholesalers.

Business review (continued)

In Continental Europe, we distribute our spirits brands primarily through our own distribution companies, apart from France where products are sold through a joint venture arrangement with Moët Hennessy and Europe Partner markets where we use third party distributors.

Europe Partner Markets distributes our beer brands in mainland Europe, focusing on Germany, Russia and France, our largest mainland European beer markets.

In Russia we operate through wholly owned subsidiaries.

In Turkey, we sell our products via the distribution network of Mey İçki, our wholly owned subsidiary. Mey İçki distributes both local brands (raki, other spirits and wine) and Diageo’s global spirits brands.

Sustainability and responsibility

Promoting responsible drinking is both a key issue and a key strength for us, in a region where concern over harmful drinking is high on the public agenda. The work we are doing in support of the Global Producers’ Commitments includes partnering with industry colleagues on a responsible marketing pact, as well as our own responsible drinking programmes. This work makes an important contribution to the promotion of alcohol as part of a balanced lifestyle, while also enhancing our reputation.

This reputational aspect is essential in a region where people increasingly want to work for companies that they believe make a positive social and environmental, as well as economic, contribution. Our manufacturing operations, notably our distilleries in Scotland and our Guinness brewery in Ireland, aim for leadership in safety standards and environmental sustainability.

Performance

Net sales

Net sales were £2,544 million for the year ended 30 June 2016 a decrease of £73 million compared to net sales of £2,617 million in the year ended 30 June 2015. Net sales were adversely impacted by £87 million exchange rate movements driven mainly by the Turkish lira, euro and Russian rouble, and £88 million following the disposal of the Percy Fox wine business in January 2016 and Bushmills in February 2015, partially offset by organic growth of £102 million (see further performance analysis below).

Operating profit

Operating profit was £801 million in the year ended 30 June 2016 an increase of £17 million compared to operating profit of £784 million in the year ended 30 June 2015. Operating profit was negatively impacted by £24 million exchange rate movements principally due to the weakening of the Turkish lira, euro and Russian rouble against sterling and £24 million loss due to the disposal of the Percy Fox wine business in January 2016 and Bushmills in February 2015 offset by organic growth of £45 million. No exceptional operating charges were recorded in the year ended 30 June 2016 compared to £20 million restructuring costs in the year ended 30 June 2015.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

The region’s performance reflects momentum in Europe, strong net sales growth in Russia driven by price increases in a tough economic and exchange environment and good growth in Turkey. In Europe, net sales were up 3% with Great Britain and Continental Europe the main contributors and with share gains across the market. Baileys performed strongly driven by execution against core growth drivers, especially sampling. Guinness net sales were up 2% supported by innovations from ‘The Brewers Project’ and Tanqueray grew net sales double digit in most countries across Europe. Reserve brands continued to perform well also growing

Business review (continued)

double digit. In Russia, price increases led to net sales increase of 27% while volume was down 9%, with share gains in rum but share losses in scotch in the face of increased competition. In Turkey net sales were up 6% driven by Johnnie Walker underpinned by steady growth in raki at 3%. Gross margins were up in both Europe and Russia. Overall region operating margins improved by 51bps. In Europe procurement savings offset increased marketing and overheads leaving margin improvement in Russia to drive the region’s increase.

Markets and categories:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Europe, Russia and Turkey	2	—	4	(3)

Europe	4	—	3	(2)
Russia	(9)	(12)	27	(12)
Turkey	(2)	(2)	6	(7)

Spirits(i)	2	1	6	—
Beer	2	—	—	(2)
Ready to drink	2	2	(3)	(2)

Global giants and local stars(i):		Reported volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Guinness		4	2	1
Johnnie Walker		3	7	3
Smirnoff		—	1	—
Baileys		5	9	6
Yenì Raki		1	4	(9)
Captain Morgan		8	9	5
JeB		(3)	(4)	(6)

(i)	Spirits brands excluding ready to drink.
(ii)	Reported equals organic volume movement.

•	In Europe net sales were up 3%:
•	In Great Britain net sales were up 4%. Baileys performance accelerated with net sales up 11% driven by increased off-trade visibility and on-trade activation. Smirnoff net sales were up 1% supported by a full year of the ‘We’re Open’ platform. Guinness net sales were up 1% benefitting from the Rugby World Cup activation, improved distribution and innovation successes from ‘The Brewers Project’. Tanqueray net sales grew double digit and the brand gained 2pps of share in the gin category, driven by expanding distribution with improved visibility and increased bartender advocacy. Reserve brands continued to drive profitable growth with net sales up 26% driven by Cîroc and scotch malts.
•	In Ireland net sales were broadly flat. Guinness net sales were up 4%, driven by the continued successful innovations launched through ‘The Brewers Project’. Of these, Hop House 13 Lager has proven to be a stand out success gaining almost 3% share of lager beer in the Republic of Ireland. Other beer brands net sales declined 4% and net sales in spirits were down 1%.
•	In France net sales increased 3% driven by Captain Morgan which almost doubled sales and reserve brands up 8%, driven mainly by scotch malts, partially offset by weakness in Smirnoff ready to drink.
•	In Continental Europe net sales were up 4%:
•	Net sales in Iberia were up 2%. Johnnie Walker net sales grew 6% in the year and Baileys performed strongly supported by increased investment. Gordon’s net sales were also up in the growing gin category. These positive net sales performances more than offset net sales decline in JeB.
•	Net sales in Germany, Austria and Switzerland grew 12% driven by double digit growth in Johnnie Walker, Smirnoff, Tanqueray and Baileys. Reserve brand net sales were up 11% driven by scotch malts, Johnnie Walker and Tanqueray No. TEN.

Business review (continued)

•	Benelux net sales were down 1% overall in this group of countries. Performance was impacted by a significant tax increase implemented towards the end of the first half in Belgium. As a result, the spirits market in Belgium has seen a significant decline through the second half which led to a 26% net sales decline over the same period.
•	In Italy net sales were up 8% driven by double digit growth in scotch and gin. Johnnie Walker and scotch malts performed well with both Tanqueray and Gordon’s delivering strong growth albeit not as fast as the gin category.
•	In Greece, net sales were up 5% driven by route to consumer investment and focus on consistent activation.
•	Net Sales in Poland and the Europe Partner Markets were broadly flat.
•	Performance in Russia continued to be impacted by the challenged economic dynamics. Price increases were implemented to offset currency devaluation, which impacted volume, down 9% but with net sales up 27%. Diageo scotch share has declined as a result of the level of these price increases on scotch relative to the competition. Captain Morgan however continued to achieve strong share gains and net sales growth, supported by consistent execution of growth drivers and the launch of Captain Morgan white.
•	In Turkey net sales grew 6% and in raki, with net sales up 3%, the premiumisation trend continued with Yenì Raki and the super premium variant Tekirdağ Raki driving growth. Johnnie Walker net sales continued to be up double digit.
•	Marketing increased by 5% and benefitted from procurement savings resulting in an underlying investment increase of 10%. The region continues to be focused on the key growth opportunities, reserve brands, gin, beer and innovation.

Business review (continued)

AFRICA

In Africa our strategy is to grow Diageo’s leadership across beer and spirits by providing brand choice across a broad range of consumer motivations, profiles, and occasions. We are focused on growing beer faster than the market and accelerating the growth of spirits through continued investment in infrastructure and brands with mainstream spirits being critical to realising the potential of the region. Local sourcing is a key element of our strategy in Africa: it directly supports our commercial operations, while indirectly supporting our position by bringing wider benefits to society as a whole.

Net sales by markets Net sales by categories Net sales by price points (%) (%) (%) Nigeria South Africa Spirits(i) RTDs Value Super premium East Africa Other Beer Other Standard Ultra premium Africa Regional Premium Markets (i) excluding RTDs

(i) excluding RTDs

Key financials	2015 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2016 £ million	Reported movement %
Net sales	1,415	(102)	54	34	1,401	(1)
Marketing	147	(11)	6	1	143	(3)
Operating profit before exceptional items	318	(67)	(12)	(27)	212	(33)
Exceptional operating items	(7)				—

Operating profit	311				212	(32)

Our markets

The region comprises Nigeria, East Africa (Kenya, Tanzania, Uganda, Burundi, Rwanda and South Sudan), Africa Regional Markets (including Ghana, Cameroon, Ethiopia, Angola and a sorghum beer business in South Africa) and South Africa (including Republic of South Africa and Mozambique).

Supply operations

We operate 12 breweries in Africa, four sites that produce sorghum beer in South Africa, cider plants and five facilities which provide blending and malting services. In addition, our beer and spirits brands are produced under licence by third-parties in 19 African countries. In the year ended 30 June 2016 we sold our 25% interest in a brewery in South Africa.

Route to consumer

In Africa our largest businesses are in Nigeria, where we own 54.3% of a listed company whose principal brands are Guinness, Orijin, Harp and Malta, and in East Africa, where we own 50.03% of East African Breweries Limited (EABL). EABL produces and distributes beer and spirits brands to a range of consumers in Kenya and Uganda, and owns a 51% equity in Serengeti Breweries Limited located in Tanzania. Within Africa Regional Markets, we have wholly owned subsidiaries in Cameroon, Ethiopia and Reunion and majority-owned subsidiaries in Ghana and the Seychelles. Angola is supplied via a third party distributor. In South Africa and Mozambique we sell spirits, beer, cider and ready to drink products through wholly owned subsidiaries, following the termination of the agreement with Heineken and Namibia Breweries Limited in December 2015. Diageo has agreements with the Castel Group who license, brew and distribute Guinness in the Democratic Republic of Congo, Gambia, Gabon, Ivory Coast, Togo, Benin, Burkina Faso, Chad, Mali and Guinea. Diageo sells spirits through distributors in the majority of other sub-Saharan countries.

Business review (continued)

Sustainability and responsibility

The issues we address differ between markets but a key issue in many is illicit alcohol. We work closely with governments and regulators on this significant public health issue and specific local issues, such as drink driving in South Africa or bringing in a minimum legal drinking age in Ghana. Our aim everywhere is to promote responsible drinking as part of a balanced lifestyle.

Our overall approach is to consider the broader context of our contribution as a local taxpayer, employer and member of the community. Our recent work to assess human rights impacts throughout the value chain was piloted in Kenya. We source 73% of agricultural materials locally and we work with more than 50,000 local farmers for our agricultural inputs. Fifteen of our production sites in Africa are in water-stressed areas, so we focus closely on managing water efficiently and enhancing access to clean water to surrounding communities through our pan-African Water of Life programme. This year we launched the Water Blueprint in East Africa, to address water stewardship in this water-stressed area. Our new Sustainable Agriculture Strategy will play an important part in strengthening our longstanding and mutually beneficial relationships with farmers and communities.

Performance

Net sales

Net sales were £1,401 million in the year ended 30 June 2016 a decrease of £14 million compared to net sales of £1,415 million in the year ended 30 June 2015. Net sales were adversely impacted by £102 million exchange rate movements primarily due to the weakness of the South African rand, Nigerian naira, South Sudanese pound and Kenyan schilling against sterling, partially offset by £54 million arising from the acquisition of the 50% of United National Breweries that the group did not own in South Africa and the restructuring of the South African operations and organic growth of £34 million (see further performance analysis below).

Operating profit

Operating profit was £212 million in the year ended 30 June 2016 a decrease of £99 million compared to operating profit of £311 million in the year ended 30 June 2015. Operating profit was reduced because of exchange rate movements of £67 million driven by the weak South African rand, Nigerian naira, South Sudanese pound and Kenyan schilling. In addition operating profit declined by £12 million due to the acquisition of United National Breweries and the restructuring of the South African operations and an organic reduction of £27 million. No exceptional operating charges were recorded in the year ended 30 June 2016 compared to £7 million restructuring costs in the year ended 30 June 2015.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Net sales increased 3% with growth in all markets except Nigeria where net sales declined 15%. In East Africa, the recovery of Senator in Kenya following the duty change and double digit growth in rum and vodka led to strong net sales growth. Net sales in Africa Regional Markets grew 9%, led by beer which was underpinned by the ‘Made of Black’ Guinness campaign, innovation with Guinness Africa Special, sustained growth of Malta Guinness and the roll out of Orijin in Ghana. Vodka, particularly Smirnoff 1818, continued to be the engine of growth in South Africa. Across the region, spirits net sales grew 4%, with reserve brands up 35% on the back of Cîroc and Johnnie Walker reserve brands which benefited from the enhanced route to consumer and the launch of Johnnie Walker Green Label. Operating margin decreased 252bps due primarily to the impact of adverse mix and volume decline in Nigeria as well as weaker mix in East Africa. This was partially offset by procurement savings delivered across the region.

Markets and categories:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Africa	9	19	3	(1)

Nigeria	(11)	(11)	(15)	(19)
East Africa	25	25	16	3
Africa Regional Markets	11	57	9	23
South Africa	1	5	5	(6)

Spirits(i)	2	2	4	(7)
Beer	20	39	11	9
Ready to drink	(37)	(23)	(43)	(35)

Business review (continued)

Global giants and local stars(i):	Reported volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Guinness	6	6	1
Malta Guinness	14	13	10
Tusker	(15)	(11)	(27)
Senator	151	157	134
Harp	(23)	(26)	(28)
Johnnie Walker	(10)	1	(7)
Smirnoff	6	12	(4)

(i)	Spirits brands excluding ready to drink.
(ii)	Reported equals organic volume movement.

•	In Nigeria, net sales declined 15% due primarily to Orijin lapping the successful launch last year and now competing with ‘me too’ brands. The introduction of new formats at compelling price points, brand equity building through the ‘Live Orijinal’ campaign and the recruitment of new consumers with Orijin Zero have stabilised the brand. In beer, distribution expansion, higher brand equity driven by the ‘Made of Black’ campaign, robust activation during the broadcast sponsorship of Barclay’s Premier League and innovation with Guinness Africa Special led to the growth of Guinness. Malta Guinness also grew, with net sales up 15%, on the back of ‘You vs’ brand campaign and increased distribution particularly into the off-trade. The business continued to broaden its portfolio in the value lager segment with brands such as Satzenbrau offsetting the decline in Harp. Beer net sales grew 8%.
•	In East Africa, net sales increased 16% driven by double digit growth in beer, spirits and ready to drink. Senator grew in Kenya following the roll back of the duty increase early in the year and momentum was sustained throughout the year. This more than offset the decline in Tusker, which was impacted by the duty increase in Kenya and currency volatility in the markets, resulting in 17% net sales growth in beer. Mainstream spirits grew 26% led by Kenya Cane and Kane Extra, together with innovation such as Kenya Cane Coconut and Chrome vodka. The improved route to consumer, with deepening mainstream outlet coverage, continued to drive growth in this segment. Reserve brands grew 24% following enhanced distribution and activation supported by brand ambassadors. Ready to drink was up 14% as Smirnoff Ice Double Black and Guarana grew with positive gearing driven by price increase.
•	In Africa Regional Markets, net sales grew 9% reflecting the strong growth in Cameroon, Ghana and Ethiopia. Ghana net sales growth accelerated to 30% due to the launch of Orijin Bitters and ready to drink variants. Beer, driven by Guinness, was up 9% as activation and promotion was stepped up behind the ‘Made of Black’ campaign and Guinness Africa Special was rolled out. In Cameroon, net sales growth of 12% was driven largely by good performance in beer coupled with double digit growth in spirits and ready to drink categories. In Ethiopia, net sales grew 8% with Malta Guinness up 71%. This more than offset the slight decline in Meta as competition intensified. A number of interventions were made, including relaunching Meta in November and introducing Azmera in April 2016 to recruit value oriented consumers. Markets continued to benefit from the enhanced route to consumer and capability builds, including the adoption of a sales force automation tool. Angola net sales declined 65% due to the macroeconomic headwinds and inventory reduction in view of weakening consumer demand and weaker currency.
•	South Africa grew 5% driven by 13% growth in vodka led by Smirnoff 1818. Overall, scotch sales were flat reflecting the weaker performance of Bell’s, White Horse, J&B and Black and White due to increased competition in this price sensitive consumer segment. This was offset by 9% growth in Johnnie Walker across key variants such as Johnnie Walker Red Label, Johnnie Walker Black Label, Johnnie Walker Gold Label Reserve and Johnnie Walker Green Label which was launched in the second half of the year.
•	Marketing was up 1% in the region with investment prioritised behind the biggest growth opportunities with proven sales drivers. In Nigeria, marketing declined in line with net sales, with spend focused on the Guinness and Orijin brands. East Africa up-weighted investment on mainstream spirits and value beer, notably in Kenya Cane and Senator. In Africa Regional Markets, the innovation, marketing campaigns and activation programmes behind Guinness and Malta Guinness contributed to the increase in marketing. South Africa maintained spend in Smirnoff to build scale and increased investment behind Johnnie Walker.

Business review (continued)

LATIN AMERICA AND CARIBBEAN

In Latin America and Caribbean the strategic priority is continued leadership in scotch, while broadening our category range through vodka, rum, liqueurs and local spirits. We continue to invest in routes to market and in the breadth and depth of our portfolio of leading brands. We are also enhancing our supply structure to enable the business to provide both the emerging middle class and an increasing number of wealthy consumers with the premium brands they aspire to. In this region’s changing regulatory landscape, our presence is supported by our reputation as a trusted and respected business, based on our stance on responsible drinking, and community development programmes like Learning for Life.

Net sales by markets Net sales by categories Net sales by price points (%) (%) (%) PUB Mexico Spirits RTDs Value Super premium Venezuela West LAC Beer Other Standard Ultra premium Colombia Other Wine Premium

Key financials	2015 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2016 £ million	Reported movement %
Net sales	1,033	(134)	(41)	5	863	(16)
Marketing	194	(26)	(1)	—	167	(14)
Operating profit before exceptional items	263	(57)	(5)	(2)	199	(24)
Exceptional operating items(i)	(5)				(118)

Operating profit	258				81	(69)

(i) In the year ended 30 June 2016 exceptional operating item of £118 million was in respect of the impairment of Ypióca.

Our markets

Our Latin America and Caribbean (LAC) business comprises five markets: PUB (Paraguay, Uruguay and Brazil), Venezuela, Colombia, Mexico and West LAC (Central America and Caribbean, Argentina, Chile, Peru, Ecuador and Bolivia).

Supply operations

The majority of brands sold in the region are manufactured by our International Supply Centre in Europe. In recent years, we have acquired a number of supply operations and expanded our co-packer network across the region. In 2015 we acquired the remaining 50% equity interest in Tequila Don Julio in Mexico, which resulted in full ownership of the brand and its production facilities. In 2012 we acquired Ypióca in Brazil, including its cachaça production site, and in 2011 we acquired a controlling interest in Anejos de Altura (Guatemala) which produces Zacapa. We also have partnerships with over 12 brewers and over 20 co-packing partners.

Route to consumer

We sell our products through a combination of subsidiary companies and third party distributors. In Brazil, our in-market company sells directly to key accounts and distributors.

All products in Venezuela are sold through dedicated distributors. In Colombia we sell directly to key accounts, and serve all other retailers and channels through distributors.

In Mexico, Diageo sells directly to large retailers and wholesalers.

In selected markets in West LAC, we sell to wholesalers or distributors, while in key markets, such as Costa Rica, Dominican Republic, Jamaica and Argentina we use exclusive distributors.

Business review (continued)

Sustainability and responsibility

Diageo is known throughout Latin America for our commitment to developing an industry that can bring economic and social value to society. Our work includes programmes to combat key issues such as underage drinking and drink driving – two of the five Global Producers’ Commitments – and illicit alcohol. Programmes such as Actuando Mejor in Mexico and Today I don’t drive in Brazil are making a tangible difference in reducing alcohol-related harm. In the Dominican Republic, we are also working closely with the industry and government to tackle drink driving. This social commitment is echoed in our focus throughout the region on employability, skills and empowerment. Our flagship community re-investment programme, Learning for Life, is providing skills and training – including responsible service – to more than 100,000 people across the region.

Performance

Net sales

Net sales were £863 million in the year ended 30 June 2016 a decrease of £170 million compared to net sales of £1,033 million in the year ended 30 June 2015. Adverse exchange rate movements due to the weakening of the Brazilian real, Venezuelan bolivar, Mexican peso and Colombian peso negatively impacted net sales by £134 million and the disposals of the Jamaican operation and wines in Argentina, partially offset by the tequila Don Julio acquisition, reduced net sales by £41 million. Organic growth was £5 million (see further performance analysis below).

Operating profit

Operating profit was £81 million in the year ended 30 June 2016 a decrease of £177 million compared to operating profit of £258 million in the year ended 30 June 2015. Operating profit was adversely impacted by exchange rate movements of £57 million mainly driven by the Brazilian real, Venezuelan bolivar, Mexican peso and Colombian peso. In addition, operating profit was impacted by exceptional operating charges of £118 million in the year ended 30 June 2016 compared to operating charges of £5 million in the year ended 30 June 2015. In the year ended 30 June 2016 the group impaired the Ypióca brand and related tangible fixed assets and goodwill allocated to the Paraguay, Uruguay and Brazil (PUB) cash-generating unit. Organic decline was £2 million.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Net sales grew 1% in LAC. Growth in Mexico, Colombia and the domestic markets of West LAC was partially offset by the decline in Brazil, travel retail and the export channels. In Brazil, performance was impacted by subdued consumer confidence, a tax increase and significant slowdown in the travel retail channel, which resulted in a 7% decline in net sales. Performance in Mexico and Colombia was strong with net sales up 10% and 28% respectively, led by scotch and vodka. Currency weakness and lower underlying demand continued to impact the West LAC export channels. Diageo’s strategy in LAC is to expand our leadership position in scotch and broaden our portfolio. Scotch net sales grew 2%, led by Buchanan’s and Black and White, with share gains in most markets. Net sales of Johnnie Walker declined with weakness in PUB and West LAC partially offset by strong growth in Mexico and Colombia. Vodka net sales grew 8% driven primarily by growth in Mexico, Colombia and the domestic markets in West LAC. Don Julio gained share supported by increased activity to build brand awareness and drive recruitment in Mexico. Gross margin improved, benefitting from mix as well as procurement savings across logistics and production. This was offset by higher overheads resulting in operating margin decline of 39bps.

Markets and categories:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Latin America and Caribbean	(2)	(5)	1	(16)

PUB	(5)	(5)	(9)	(27)
Colombia	9	9	28	—
Mexico	10	19	10	7
West LAC	(2)	(17)	(3)	(20)
Venezuela	4	3	173	(69)

Spirits(i)	(2)	(2)	1	(12)
Beer	23	(41)	14	(60)
Ready to drink	(11)	(12)	—	(20)

Business review (continued)

Global giants and local stars(i):	Reported volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	(8)	(4)	(15)
Buchanan’s	(5)	9	(7)
Smirnoff	—	6	(19)
Old Parr	(15)	(1)	(17)
Baileys	(3)	(1)	(14)
Ypióca	(6)	(6)	(28)
Black and White	48	63	34

(i)	Spirits brands excluding ready to drink.
(ii)	Reported equals organic volume movement except for Smirnoff 4%.

•	In Paraguay, Uruguay and Brazil (PUB), net sales declined 9%. In Brazil, net sales were down with declines in scotch, vodka and cachaça, driven primarily by the slowing economy, a tax increase in December 2015, currency volatility and a slowdown in the duty free channel. Despite the challenging operating environment, the business gained share in scotch, delivered through Johnnie Walker and Black and White marketing campaigns. The business continued to invest behind the Smirnoff trademark in music festivals and trade activations, as well as the rejuvenation of Ypióca. Net sales in Paraguay and Uruguay declined due to reduced demand in the export and travel retail channels given currency volatility.
•	Colombia delivered 9% volume growth and 28% net sales increase, on the back of favourable mix and successive price increases following the currency devaluation. Scotch was the key growth driver, with double digit growth and share gains. The portfolio in Colombia continues to broaden with gin, vodka and tequila net sales growing double digit.
•	Mexico net sales increased 10%. Scotch was a key growth driver with net sales up 17%, reflecting strong volume growth and price increase. Buchanan’s was up 20% following the relaunch of the brand with the ‘Good versus Great’ campaign, the introduction of new packaging and strong activations around Father’s Day with ‘A Great Father A Great Day’ campaign. Similarly, Johnnie Walker net sales grew double digit on the back of 8% volume growth across core variants such as Johnnie Walker Red Label, Johnnie Walker Black Label and Johnnie Walker reserve brands including the newly launched Johnnie Walker Green Label. In mainstream scotch, Black and White net sales grew supported by expanded distribution and activation across the on and off-trade. Following the execution of the new Smirnoff strategy to build the brand’s credentials through participation in music festivals and increasing activation across the on-trade, Smirnoff net sales doubled and share increased in the last six months. Don Julio also gained share in the year reflecting the successful marketing campaign, activation and higher brand awareness.
•	West LAC net sales declined 3% primarily due to weakness in the export channels. Domestic markets’ net sales were stable with growth in Peru, Chile and Jamaica offset by a decline in Central America and Caribbean. In Peru, net sales grew 16%, led by increases in Johnnie Walker Red Label, Johnnie Walker Black Label and Old Parr, underpinned by the marketing campaigns and activations around gifting for Christmas and Father’s Day. Scotch was also a key engine behind Chile’s net sales growth of 9%. Johnnie Walker Red Label and mainstream scotch such as VAT 69, Old Parr and White Horse grew following distribution expansion as well as improved trade visibility. Central America and Caribbean net sales contracted 4% given currency volatility across the market.
•	In Venezuela, volume increased 4% driven primarily by strong growth in rum as the business resumed production of local spirits following the stabilisation of glass supply. This was offset by the decline in scotch as access to foreign currency remains constrained. Net sales grew significantly faster as the business increased prices in a high inflation environment and transacted some scotch sales in sterling.
•	Marketing increased broadly in line with net sales. Spend in Brazil was reduced in view of the weaker economic outlook. Mexico increased spend by 9%, investing behind Smirnoff and scotch to build brand equity and enhance activations. In Colombia, incremental spend was invested behind Johnnie Walker, Buchanan’s and Smirnoff ready to drink to support the Smirnoff Ice Green Apple flavour launch.

Business review (continued)

ASIA PACIFIC

Our strategy in Asia Pacific, which encompasses both developed and emerging markets, is to operate across categories in international spirits, local spirits, ready to drink formats and beer. We focus on the highest growth categories and consumer opportunities, driving continued development of super and ultra premium scotch, and leveraging the emerging middle class opportunity through a combination of organic growth and selective acquisitions.

Net sales by markets Net sales by categories Net sales by price points (%) (%) (%) South East Asia Global Travel, Spirits(i) RTDs Value Super premium Greater China Asia East and Middle Beer Other Standard Ultra premium India Wine Premium Australia North Asia (i) excluding RTDs

(i) excluding	RTDs

Key financials	2015 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	Net sales adjustment(ii)	2016 £ million	Reported movement %
Net sales	2,213	(21)	(28)	34	(122)	2,076	(6)
Marketing	344	—	(1)	(42)	—	301	(13)
Operating profit before exceptional items	356	(5)	—	44	—	395	11
Exceptional operating items(i)	(193)					(49)

Operating profit	163					346	112

(i)	In the year ended 30 June 2016 exceptional operating items of £49 million was in respect of the disengagement agreement relating to USL (2015 - £146 million was in respect of settlement of several disputes with the Korean tax authorities and £41 million in respect of the group’s 45.56% equity investment in Hanoi Liquor Joint Stock Company).
(ii)	For further detail see page 54.

Our markets

Asia Pacific comprises South East Asia (Vietnam, Thailand, Philippines, Indonesia, Malaysia, Singapore, Cambodia, Laos, Myanmar, Nepal and Sri Lanka), Greater China (China, Taiwan, Hong Kong and Macau), India, Global Travel Asia and Middle East, Australia (including New Zealand), and North Asia (Korea and Japan).

Supply operations

We have distilleries at Chengdu, in China that produce Chinese white spirit and in Bundaberg, Australia that produce rum. United Spirits Limited (USL) operates 27 owned manufacturing facilities in India including one in Nepal, leases 13 facilities in India and further 34 are licensed to produce USL and Diageo brands. In addition, we have bottling plants in Korea, Thailand, Indonesia and Australia with ready to drink manufacturing capabilities.

Route to consumer

In South East Asia, spirits and beer are sold through a combination of Diageo companies, joint venture arrangements, and third party distributors. In Thailand, Malaysia and Singapore, we have joint venture arrangements with Moët Hennessy, sharing administrative and distribution costs. Diageo operates wholly owned subsidiaries in the Philippines and Vietnam. In Vietnam we own a 45.56% equity stake in Hanoi Liquor Joint Stock Company. In Indonesia, Guinness is brewed by, and distributed through, third party arrangements.

In Greater China the majority of our brands are now sold through our wholly owned subsidiary. Some brands are distributed through a joint venture arrangement with Moët Hennessy. In addition, we are the sole distributor of Shui Jing Fang, a super premium Chinese white spirit, through our controlling 39.71% equity stake in a listed company. Diageo operates a wholly owned subsidiary in Taiwan.

Business review (continued)

In India, we manufacture, market and sell Indian whisky, rum, brandy and other spirits through our 54.78% shareholding in USL. Diageo also sells its own brands through USL.

In Australia, we manufacture, market and sell the Diageo products and in New Zealand we operate through third party distributors.

In North Asia, we have our own distribution company in South Korea, whilst in Japan, the majority of sales are through joint venture agreements with Moët Hennessy and Kirin.

Airport shops and airline operators are serviced through a dedicated Diageo sales and marketing organisation. In the Middle East, we sell our products through third party distributors.

Sustainability and responsibility

Asia Pacific is a region of many and varied markets, and our 21-market business model enables us to address key issues and opportunities by market. Within the context of the Global Producers’ Commitments, our responsible drinking programmes focus on the issues highest on the agenda in each country. For example, in Indonesia and Vietnam we focus particularly on illicit alcohol; in India on drink driving; in Australia on consumer information and preventing underage and binge drinking. Our new DRINKiQ site, launched in January 2016, was particularly well received in Australia.

Likewise we tailor our sustainability programmes to each market. Our operations in India have the highest concentration of sites in water-stressed areas, so water, and the wider ‘WASH’ agenda is a key focus there. In Thailand and China, female empowerment is a significant issue, which we address directly through our ‘Plan W’ programme.

Performance

Net sales

Net sales were £2,076 million in the year ended 30 June 2016 a decrease of £137 million compared to net sales of £2,213 million in the year ended 30 June 2015. Net sales were adversely impacted by exchange rate movements of £21 million due to weak Australian dollar and Indian rupee against sterling and a £28 million loss due to disposal of the Bouvet wine business and transition of a number of operations in India to a franchise or royalty model, partially offset by organic growth of £34 million (see further performance analysis below). The full year impact of an accounting change for USL to account for the excise duties paid by third party manufacturers reduced net sales by £122 million.

Operating profit

Operating profit was £346 million in the year ended 30 June 2016 an increase of by £183 million compared to operating profit of £163 million in the year ended 30 June 2015. Organic growth improved operating profit by £44 million, partially offset by adverse exchange rate movements of £5 million mainly driven by the Australian dollar. Operating profit for the year ended 30 June 2016 was impacted by an exceptional operating charge of £49 million in respect of disengagement agreements relating to United Spirits Limited. Exceptional operating charges of £193 million in the year ended 30 June 2015 included a charge in respect of settlement of several disputes with the Korean tax authorities regarding the transfer pricing methodology applicable for imported products and an impairment charge in respect of the group’s 45.56% equity investment in Hanoi Liquor Joint Stock Company in Vietnam.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Net sales in Asia Pacific grew 2% as a result of growth in India, South East Asia and Australia. In China, Chinese white spirits grew while scotch declined and the shift towards lower ABV products in Korea led to a decline in net sales. Global Travel Asia and Middle East business declined primarily due to the geopolitical developments in the Middle East. The changes made to improve performance in USL led to net sales growth of 5% in India, largely driven by growth in IMFL whisky and scotch. Net sales in South East Asia grew 16% as the inventory reduction experienced last year ended. Australia net sales grew 2% driven by scotch and Guinness. Reserve brands net sales grew 4% largely driven by the strong performance of Shui Jing Fang in China and Johnnie Walker in South East Asia. Margin improved 176bps as a result of reducing marketing in India with the termination of USL related party agreements, and for Johnnie Walker Black Label and Johnnie Walker Blue Label in China. The sale by USL of United Breweries Limited shares also contributed to operating margin expansion.

Business review (continued)

Markets and categories:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Asia Pacific	—	(3)	2	(6)

India	—	(4)	5	(11)
South East Asia	3	3	16	15
Greater China	(5)	(5)	(2)	—
Global Travel Asia and Middle East	(9)	(9)	(15)	(14)
Australia	2	2	2	(5)
North Asia	6	6	(5)	(6)

Spirits(i)	—	(3)	1	(7)
Beer	8	8	7	4
Ready to drink	(3)	(3)	(3)	(8)

Global giants and local stars(i):		Reported volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		(4)	(2)	(2)
McDowell’s		(2)	—	(16)
Windsor		(4)	(10)	(12)
Smirnoff		(4)	(7)	(9)
Guinness		8	7	4
Bundaberg		(5)	(3)	(10)
Shui Jing Fang		55	20	22

(i)	Spirits brands excluding ready to drink.
(ii)	Reported equals organic volume movement except for McDowell’s 0%.

•	South East Asia net sales were up 16% as it lapped the inventory reduction last year. In Thailand performance improved after a weak first half with net sales growing in the second half as the launch of Smirnoff Midnight 100 ready to drink offset the decline in scotch, which gained share in a declining category. In Indonesia net sales increased 1% as Guinness grew due to the focus on the on-trade post regulations restricting sale of alcohol in the off-trade were introduced last year. Vietnam was impacted by the special consumption tax on imported products introduced in January 2016 resulting in a net sales decline of 35%. Reserve brands performance was strong with net sales up 27% led by Johnnie Walker Gold Label Reserve and Johnnie Walker Blue Label.
•	Greater China net sales were down 2%. In mainland China, scotch declined 42% as the continued weakness in premium scotch in the traditional on-trade channel resulted in distributors reducing inventory, although Diageo gained share in the super deluxe scotch segment. Chinese white spirits net sales grew 19% as growth in the second half was lower due to a tougher prior year comparison. In Taiwan net sales grew 8% driven by growth in Johnnie Walker.
•	India net sales were up 5%, driven by the premiumisation strategy with good growth in prestige and above brands and popular brands net sales flat. Royal Challenge and McDowell’s No. 1 were relaunched during the year performed and contributed to growth with Royal Challenge net sales up 54%. Scotch grew 17% as Black Dog grew 23% and Johnnie Walker grew 22% with strong performance in Johnnie Walker Black Label, Johnnie Walker Red Label and Johnnie Walker Blue Label. The integration of Diageo’s brands into USL has created an exceptionally strong brand portfolio in India that participates across all price tiers in the IMFL and imported spirits segments. As a result of the focus on route to consumer, 20% of outlets are now meeting ‘perfect outlet’ standards driving recruitment and brand building. Gross margin improved 99bps with the growth of prestige and above brands driving positive mix and productivity initiatives that reduced the cost of goods sold. Operating margin improved 702bps as a result of gross margin improvement, lower marketing and the sale by USL of United Breweries Limited shares.
•	Global Travel Asia and Middle East net sales declined 15% largely driven by the Middle East where net sales declined 20% as geopolitical developments led to weak performance in the domestic and travel retail business. Global Travel Asia net sales declined 7% as a result of lower spend by travellers and currency volatility.

Business review (continued)

•	Australia net sales increased 2% with growth in scotch, vodka, liqueurs and gin offsetting the decline in the ready to drink business. In rum, strong growth of Captain Morgan both in ready to drink and spirits categories, offset the decline in Bundaberg. Reserve brands were up 7% largely driven by Johnnie Walker, as consumers continue to premiumise within the spirits category.
•	North Asia net sales were down 5%. In Korea, net sales declined 10%, as Windsor suffered from increased competition in the traditional on-trade with net sales down 20% which offset growth from W-Ice, an innovation in the growing lower ABV premium whisky segment. In Japan, net sales were up 8% largely driven by scotch net sales growing 21% capitalising on the growth of the brown spirits segment.
•	Marketing was 12% lower driven by reductions on Johnnie Walker Black Label and Johnnie Walker Blue Label in China and India where marketing reduced as a result of termination of USL related party agreements.

Business review (continued)

CATEGORY REVIEW

Volume Net sales Marketing spend Scotch American North Rum Liqueurs Tequila to Ready drink Other Vodka Indian Made Gin Beer whisk(e)y Foreign Liquor (IMFL)

Key categories	Reported volume movement(iii) %	Organic net sales movement %	Reported net sales movement %
Spirits(i)	(1)	3	(1)
Scotch	(3)	—	(4)
Vodka(ii)	—	1	2
North American whisk(e)y	4	6	12
Rum(ii)	2	3	(3)
Indian-Made Foreign Liquor (IMFL) whisky	(5)	3	(11)
Liqueurs	1	3	2
Gin(ii)	3	8	6
Tequila	15	8	28
Beer	21	6	1
Ready to drink	(9)	(11)	(11)

(i)	Spirits brands excluding ready to drink.
(ii)	Vodka, rum, gin including IMFL brands.
(iii)	Reported equals organic volume movement except for IMFL whisky (1)%, tequila (17)%, beer 13% and ready to drink (13)%.

Business review (continued)

Global giants, local stars and reserve(i):	Reported volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	(4)	1	(3)
Smirnoff	1	2	—
Baileys	2	4	3
Captain Morgan	4	3	5
Tanqueray	11	12	15
Guinness	4	4	2
Local stars
Crown Royal	5	6	11
Yenì Raki	1	4	(9)
Buchanan’s	(2)	10	1
JeB	(6)	(9)	(12)
Windsor	(4)	(10)	(12)
Old Parr	(13)	1	(14)
Bundaberg	(6)	(3)	(10)
Bell’s	—	(1)	(10)
White Horse	(11)	6	(15)
Ypióca	(6)	(6)	(28)
Cacique	25	9	(24)
McDowell’s	(2)	—	(16)
Shui Jing Fang	55	20	22
Reserve
Scotch malts	8	7	6
Cîroc	(2)	(3)	2
Ketel One vodka	4	4	10
Don Julio	25	18	40
Bulleit	27	29	36

(i)	Spirits brands excluding ready to drink.
(ii)	Reported equals organic volume movement except for White Horse (9)%, Don Julio (13)% and McDowell’s 0%.

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

•	Scotch represents 24% of Diageo net sales and was flat in the year. Net sales grew in North America, Europe and Latin America and Caribbean driven by Johnnie Walker and Buchanan’s supported by new campaigns. Net sales declined in Africa; primarily in Angola, and in Asia Pacific driven by declines in China and Korea. The performance of Black and White was strong with net sales up 31%. Windsor net sales declined double digit in Korea due to the decline of the whisky category. Scotch reserve brands net sales grew 7% driven by strong growth in Johnnie Walker Gold Label Reserve, Johnnie Walker Blue Label and Johnnie Walker Green Label.
•	Vodka represents 13% of Diageo’s net sales and grew 1%. Performance of Smirnoff, the largest brand in the category, improved growing 2%. Ketel One vodka returned to growth in the United States and Canada supported by a new campaign and pricing strategy. In addition, Cîroc performance improved from the first half driven by the success of Cîroc Apple in the United States.
•	North American whisk(e)y represents 8% of Diageo’s net sales and grew 6%. Performance continued to be driven by strong growth in Crown Royal Regal Apple and Bulleit which continue to gain share in the United States.
•	Rum represents 7% of Diageo’s net sales and grew 3%. Captain Morgan grew 3% driven by the base variant Original Spiced rum growing 3% and the Cannon Blast launch going well in the United States. Kenya Cane, a mainstream rum in Kenya, and Zacapa also contributed to the growth.

Business review (continued)

•	IMFL whisky represents 5% of Diageo’s net sales and grew 3%. The relaunches of two of the biggest brands Royal Challenge and McDowell’s No.1 drove this growth with Royal Challenge net sales up 55% due to the relaunch.
•	Liqueurs represents 5% of Diageo’s net sales and grew 3%. Baileys, the leading brand in this category, grew 4% due to 9% growth in its biggest market, Europe. The key growth drivers were on premise visibility, focused media content and sampling.
•	Gin represents 3% of Diageo’s net sales and grew 8%. Tanqueray was the largest contributor growing double digit, followed by Gordon’s.
•	Tequila represents 1% of Diageo’s net sales and grew 8%. The performance was driven by continued double digit growth of Don Julio in its biggest market, the United States.
•	Beer represents 18% of Diageo’s net sales and grew 6% driven by strong performance in Africa where net sales grew 11%. Key contributors were East Africa and Nigeria. Strong growth of Senator following the excise duty remission grew sales in East Africa. In Nigeria, Malta Guinness, Pilsner and value brand Satzenbrau delivered a strong performance. Europe grew 2% on Guinness driven by the effectiveness of the ‘Made of More’ advertising campaign, innovations like Hop House 13 lager from ‘The Brewers Project’ and strong activation around the Rugby World Cup.
•	Ready to drink represents 6% of Diageo’s net sales and declined 11%. This was largely driven by the decline in Orijin in Nigeria. The decline was partially offset by a good performance in Smirnoff Ice flavours in the United States driven by new marketing programmes and the launch of Orijin in Ghana and Cameroon. In Thailand, the Smirnoff Midnight 100 launch continued to progress well.
•	Global giants represent 40% of Diageo net sales and grew at 3%.
•	Johnnie Walker net sales grew 1% due to reserve brands growing 10% driven by Johnnie Walker Gold Label Reserve, Johnnie Walker Blue Label and Johnnie Walker Green Label. Europe and North America were the largest contributors with 7% and 5% growth, respectively. In Latin America and Caribbean, double digit growth in Mexico and Colombia was more than offset by decline in Brazil. In Asia Pacific, double digit growth in India and South East Asia was offset by declines in the Middle East, Global Travel and China.
•	Smirnoff net sales grew 2%, as it returned to growth in the United States, the biggest market, where net sales were up 2%. In Europe, performance improved versus the first half and net sales grew 1%. South Africa and Mexico also delivered strong growth on Smirnoff growing double digit.
•	Baileys net sales grew 4%, driven by 9% growth in Europe with the brand growing double digit in Great Britain, Iberia, Germany and Austria.
•	Captain Morgan net sales grew 3% due to a strong performance in Europe and Russia. In the United States net sales grew 2% and it gained share in the category driven by increased on premise activity and the launch of Captain Morgan Cannon Blast.
•	Tanqueray net sales grew 12% with Europe and North America accounting for more than two thirds of the growth. All other regions also delivered strong growth.
•	Guinness net sales grew 4%. In Nigeria net sales grew 3% driven by the success of the ‘Made of Black’ campaign and activation against the football viewing occasion. In Cameroon and Ghana net sales increased double digit. Guinness also gained share and increased net sales in Great Britain and Ireland supported by the ‘Brewers Project’ innovations.
•	Local stars represent 19% of net sales and grew 3%, due to Crown Royal in North America growing 6% and Buchanan’s up 10%, largely in North America and Mexico. Growth in Yenì Raki in Turkey and Shui Jing Fang in China largely offset the declines in Windsor in Korea and JeB.
•	Reserve brands represent 15% of net sales and grew 7%. The return to growth in the second half was a result of the improved performance of Cîroc driven by the success of Cîroc Apple in the United States. Scotch reserve brands grew 7% with Johnnie Walker driving the growth particularly in the United States where it grew 23% and scotch malts growing 7%. Bulleit continued its strong growth with net sales 29%. Net sales of Shui Jing Fang were up 20% and Tanqueray No. TEN grew 26%.
•	In Africa there are four local beer brands Senator, Malta Guinness, Tusker and Harp. Their performance is covered in the Africa section.

Business review (continued)

Operating results 2015 compared with 2014

GROUP FINANCIAL REVIEW

The following comments were made by Deirdre Mahlan, Chief Financial Officer, in Diageo’s Annual Report for the year ended 30 June 2015:

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

Net sales up 5% with full consolidation of United Spirits
Organic net sales flat
Net cash from operating activities of £2.6 billion up £0.8 billion
Free cash flow of £2 billion up £0.7 billion
9% final dividend increase, full year dividend was 56.4 pence
Operating margin down 52bps
Organic operating margin up 24bps
Shipment volume down 1%
Depletion volume was estimated to be up 1%
Basic eps 95.0 pence up 6%
Eps before exceptional items 88.8 pence due to adverse exchange and associates, offset by underlying improvements

Volume Net sales(i) Operating before exceptional items(ii) Operating profit(iii) North America Europe Africa Latin America and Caribbean Asia Pacific

(i)	Excluding corporate net sales of £80 million (2014 – £79 million).
(ii)	Excluding exceptional operating charges of £269 (2014 – £427 million) and corporate and ISC costs before exceptional items of £123 million (2014 – £189 million).
(iii)	Excluding corporate and ISC costs of £139 million (2014 – £130 million).

Business review (continued)

Summary financial information		2015	2014
Volume	EUm	246.2	156.1
Net sales	£ million	10,813	10,258
Marketing	£ million	1,629	1,620
Operating profit before exceptional items	£ million	3,066	3,134
Exceptional operating items	£ million	(269)	(427)
Operating profit	£ million	2,797	2,707
Share of associates and joint ventures profit after tax	£ million	175	252
Exceptional non-operating items	£ million	373	140
Net finance charges	£ million	412	388
Tax rate	%	15.9	16.5
Tax rate before exceptional items	%	18.3	18.2
Profit attributable to parent company’s shareholders	£ million	2,381	2,248
Basic earnings per share	pence	95.0	89.7
Earnings per share before exceptional items	pence	88.8	95.5
Full year dividend	pence	56.4	51.7

	Volume	Net sales	Marketing	Operating profit
Growth by region	%	%	%	%
North America	(4)	—	—	—
Europe, Russia and Turkey	—	(7)	(6)	(6)
Africa	7	(1)	(3)	(2)
Latin America and Caribbean	(6)	(10)	(4)	(18)
Asia Pacific	622	64	13	2,229
Diageo(i)	58	5	1	3

	Volume	Net sales	Marketing	Operating profit(ii)
Organic growth by region	%	%	%	%
North America	(3)	(1)	(4)	(2)
Europe, Russia and Turkey	—	—	2	3
Africa	7	6	4	10
Latin America and Caribbean	(7)	(1)	6	(3)
Asia Pacific	(3)	(2)	(8)	7
Diageo(i)	(1)	—	(1)	1

(i)	Includes Corporate. In the year ended 30 June 2015 Corporate reported net sales, net operating charges before exceptional items and net operating charges were £90 million (2014 — £79 million), £123 million (2014 — £130 million) and £133 million (2014 — £142 million), respectively.
(ii)	Before exceptional items

Business review (continued)

KEY PERFORMANCE INDICATORS

Net sales (£ million)

The full consolidation of USL, partly offset by adverse exchange delivered reported net sales growth of 5%. Organic net sales flat.

10,258 896 (337) Organic movement (127) 123 10,813 2014 2015 Acquisitions and disposals(i) Exchange Price/mix Volume

(i)	Impact of acquisitions and disposals on 2014 and 2015. See page 89 for further details.

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

Operating profit (£ million)

2,707 158 (161) 4 67 22 2,797 2014 2015 Exceptional operating items Acquisitions Exchange Organic movement Disposals

Reported operating profit increased by £90 million primarily due to lower impairment charges of £223 million, lower exceptional restructuring costs of £81 million and the benefit from acquisitions of £67 million partly offset by the exceptional charge of £146 million in respect of settlement of several disputes with the Korean tax authorities in the year ended 30 June 2015 and adverse exchange rate movements of £161 million. Organic operating profit growth was £22 million (0.7%).

Business review (continued)

Operating margin (%)

Full consolidation of USL rebased operating margin by c200bps. Organic operating margin improved 24bps.

26.39% 168bps (61)bps (183)bps Organic movement (64)bps 36bps 52bps 25.87% 2014 2015 Exceptional operating items Gross margin Exchange Marketing Acquisitions and disposals Other operating expenses

(i)	Exchange impacts in respect of profit on intergroup sales of products and the intergroup recharges have been re-allocated to the respective income statement categories for the purposes of calculating margin impacts only.

Operating margin was 25.87% in the year ended 30 June 2015 (2014 – 26.39%). Excluding the impact of lower exceptional charges which benefited operating margin by 168bps, operating margin decreased 220bps from 30.55% to 28.35%).

The full consolidation of USL lowered reported operating margin for the group. The organic improvement in margin was largely as a result of cost savings and efficiencies, which more than offset the impact of cost inflation and negative market mix.

Basic earnings per share (pence)

Eps increased to 95.0 pence from 89.7 pence. Eps before exceptional items fell 6.7 pence.

89.7 12 1.6 (6.4) (3.1) 1.4 1.5 (1.3) (0.4) 95.0 2014 2015 Exceptional items(i) Operating profit excluding FX Exchange on operating profit Associates and joint ventures Finance charges Tax Non-controlling interests Other including USL(ii)

(i)	Exceptional items net of tax and non-controlling interests.
(ii)	The organic impact of fully consolidating USL results is included in other. The movements for operating profit, finance charges, tax and non-controlling interests, all exclude USL.

Earnings per share was 95.0 pence in the year ended 30 June 2015 (2014 – 89.7 pence), with an exceptional gain after tax of £155 million, compared to an exceptional loss after tax of £271 million in the prior year, benefiting eps by 12 pence. Eps before exceptional items of 88.8 for the year ended 30 June 2015 fell 6.7 pence as compared to 95.5 pence for the year ended 30 June 2014 largely as a result of adverse exchange movements and lower income from associates and joint ventures. Organic growth in operating profit had a positive impact on eps. Net finance charges excluding acquired debt in USL reduced due to lower interest rates which benefited eps.

Movement in net finance charges	£ million
2014	388
Net interest charge decrease	(48)
Consolidation of net borrowings acquired in USL	60
Movement in other finance charges	12

2015	412

Business review (continued)

	2015	2014
Average monthly net borrowings (£ million)	10,459	9,174
Effective interest rate(i)	3.5%	3.8%

(i)	For the calculation of the effective interest rate, the net interest charge excludes fair value adjustments to derivative financial instruments and borrowings. Average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but excludes the market value adjustment for cross currency interest rate swaps.

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

Business review (continued)

Net cash from operating activities and free cash flow (£ million)

Net cash from operating activities increased from £1,790 million to £2,551 million.

1,790 (40) 76 (156) 734 79 68 2,551 2014 2015 USL OCF(i) Operating profit(ii) Exchange(iii) Working capital movement Interest tax Other operating items(iv)

(i)	USL net cash from operating activities is shown separately and is excluded from the other line items shown above.
(ii)	Operating profit after operating exceptional items adjusted for non-cash items including depreciation and amortisation, excluding exchange.
(iii)	Includes £5 million relating to translation exchange impact of exceptional operating items.
(iv)	Other operating items includes pension related payments, dividends received from associates and joint ventures, and payments in respect of the settlement of Thalidomide

Free cash flow was £1,963 million in 2015 an increase of £728 million.

1,235 (7) (57) Operating profit 76 (156) 734 (7) 79 59 1,963 2014 2015 USL free cash flow(i) Operating profit excluding exchange(ii) Exchange Working capital movement Net capex movement Interest and tax Other operating items(iii)

(i)	USL free cash flow is shown separately and is excluded from the other line items shown above.
(ii)	Operating profit adjusted for non-cash items including depreciation and amortisation.
(iii)	Other operating items includes pension related payments, dividends received from associates and joint ventures, and payments in respect of the settlement of Thalidomide.

The increase in net cash from operating activities was primarily driven by the positive working capital movement. This was largely due to lower debtors as a result of phasing of shipments, with days sales outstanding 6 days lower than last year. This compares with an increase in debtors in the prior year

Business review (continued)

Return on invested capital (%)

The return on closing invested capital of 26.7% for the year ended 30 June 2015, calculated as reported profit for the year divided by net assets as of 30 June 2015, decreased by 200bps compared to return on closing invested capital of 28.7%, for the year ended 30 June 2014 driven by the acquisition of USL, the partially offset by the impacts of exceptional gains on the sale of businesses in 2015 and lower exceptional operating charges.

The investment in USL has rebased return on average invested capital (ROIC)(i). Adverse exchange and lower income from associates reduced ROIC in the year

14.1% (1.1)pps 0.2pps (0.4)pps (0.3)pps (0.2)pps 12.3% 2014(ii) 2015(ii) USL Operating profit after tax Exchange Associates and joint ventures including FX Other

(i)	ROIC calculation excludes exceptional items.
(ii)	For the years ended 30 June 2014 and 30 June 2015 average net assets were adjusted for the inclusion of USL as though it was owned throughout the year as it became an associate on 4 July 2013 and a subsidiary on 2 July 2014.

The additional investment in USL and full consolidation of its results reduced ROIC by 1.1pps. Exchange movements reduced operating profit, but the impact on ROIC was partially offset by exchange reducing invested capital. Lower income from associates reduced ROIC in the year.

Business review (continued)

Income statement

	2014 £ million	Exchange (a) £ million	Acquisitions and disposals (b) £ million	Organic movement £ million	2015 £ million
Sales	13,980	(509)	2,321	174	15,966
Excise duties	(3,722)	172	(1,425)	(178)	(5,153)

Net sales	10,258	(337)	896	(4)	10,813
Cost of sales(i)	(4,006)	61	(666)	26	(4,585)

Gross profit	6,252	(276)	230	22	6,228
Marketing	(1,620)	47	(74)	18	(1,629)
Other operating expenses(i)	(1,498)	68	(85)	(18)	(1,533)

Operating profit before exceptional items	3,134	(161)	71	22	3,066
Exceptional operating items (c)	(427)				(269)

Operating profit	2,707				2,797
Non-operating items (c)	140				373
Net finance charges	(388)				(412)
Share of after tax results of associates and joint ventures	252				175

Profit before taxation	2,711				2,933
Taxation	(447)				(466)

Profit from continuing operations	2,264				2,467
Discontinued operations (c)	(83)				—

Profit for the year	2,181				2,467

(i)	Before exceptional operating items

(a) Exchange

The impact of movements in exchange rates on reported figures was principally in respect of the Venezuelan bolivar, the euro, the Russian rouble and the US dollar.

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

Business review (continued)

The effect of movements in exchange rate and other movements on profit before exceptional items and taxation for the year ended 30 June 2015 is set out in the table below.

Gains/ (losses) £ million
Translation impact	(72)
Transaction impact	(89)

Operating profit before exceptional items	(161)

Net finance charges — translation impact	(7)
Mark to market impact of IAS 39 on interest expense	8
Impact of IAS 21 and IAS 39 on net other finance charges	1

Interest and other finance charges	2
Associates — translation impact	(20)

Profit before exceptional items and taxation	(179)

	Year ended 30 June 2015	Year ended 30 June 2014
Exchange rates
Translation £1 =	$1.57	$1.63
Transaction £1 =	$1.58	$1.59
Translation £1 =	€1.31	€1.20
Transaction £1 =	€1.23	€1.26

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

(c) Exceptional items

Exceptional operating charges of £269 million (2014 — £427 million) in the year ended 30 June 2015 comprised:

•	£47 million (2014 — £98) in respect of the Global efficiency programme announced in January 2014;
•	£35 million (2014 — £35 million) in respect of the Supply excellence restructuring programme;
•	£41 million in respect of the impairment of the group’s 45.56% equity investment in Hanoi Liquor Joint Stock Company; and
•	£146 million in respect of settlement of several related disputes with the Korean customs authorities regarding the transfer pricing methodology applicable to imported products. Total payments to settle these disputes in the year were £74 million as £87 million was paid to the customs authorities prior to 30 June 2014, and was previously accounted for as a receivable from Korean customs.

In the year ended 30 June 2014 exceptional impairment loss of £260 million in respect of the Shui Jing Fang brand and £4 million in respect of tangible fixed assets was charged to other operating expenses.

Non-operating items in the year ended 30 June 2015 include a gain of £103 million (2014 – £140 million) following the acquisition of additional equity shares in USL which increased the group’s investment in USL from 25.02% to 54.78%, excluding the 2.38% interest owned by the USL Benefit Trust (2014 – 10.04% to 25.02%). On 2 July 2014 when USL became a subsidiary of the group a gain was recognised on the difference between the book value of the 25.02% investment and the fair value. The gain is net of a £79 million cumulative exchange loss recycled from other comprehensive income and £10 million transaction costs.

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

Cash payments in the year ended 30 June 2015 for exceptional restructuring items, the legal settlement in Korea, the guarantee and thalidomide were £117 million (2014 – £104 million), £74 million (2014 – £nil), £30 million (2014 – £nil) and £19 million (2014 – £59 million), respectively.

Dividend

The final dividend was 34.9 pence per share, an increase of 9% from the year ended 30 June 2014. The full dividend was therefore 56.4 pence per share, an increase of 9% from the year ended 30 June 2014. Following the approval by shareholders, the final dividend was paid on 8 October 2015 to shareholders on the register on 14 August 2015. The ex-dividend date was 13 August 2015. Payment to US ADR holders was made on 14 October 2015.

Business review (continued)

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

(a) See page 85 for the analysis of free cash flow.

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

(c) Net purchase of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £75 million (2014 – £208 million) less receipts from employees on the exercise of share options of £67 million (2014 – £95 million).

(d) In the year ended 30 June 2014 Diageo purchased the remaining 7% equity stake in Sichuan Chengdu Shuijingfang Group Co., Ltd.

(e) Exchange differences primarily arose on US dollar and euro denominated borrowings partially offset by the favourable change on foreign exchange swaps and forwards.

Business review (continued)

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

Post employment plans

The deficit in respect of post employment plans before taxation decreased by £216 million from £475 million at 30 June 2014 to £259 million at 30 June 2015. The reduction was primarily due to strong asset return and a reduction in long term inflation rates partially offset by a decrease in returns from AA-rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans (United Kingdom reduced from 4.2% to 3.8% and Ireland from 3.0% to 2.6%).

Business review (continued)

NORTH AMERICA

Performance

Netsalesbymarkets(%)Netsalesbycategories(%)Netsalesbypricepoints(%)USSpiritsCanadaandWinesOtherDGUSASpiritsWineOtherBeerRTDsValueSuperpremiumStandardUltrapremiumPremium

Key financials	2014 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2015 £ million	Reported movement %
Net sales	3,444	97	(37)	(49)	3,455	—
Marketing	540	16	7	(21)	542	—
Operating profit before exceptional items	1,460	27	(2)	(37)	1,448	(1)
Exceptional operating items	(35)				(28)

Operating profit	1,425				1,420	—

Net sales

Net sales were £3,455 million in the year ended 30 June 2015, flat compared to net sales of £3,444 million in the year ended 30 June 2014. Net sales were impacted by favourable exchange rate movements of £97 million primarily due to the strength of the US dollar against sterling, offset by the loss of the net sales of £37 million on termination of the transitional arrangements in respect of Jose Cuervo and the disposal of Bushmills in February 2015 and organic net sales decline of £49 million (see further performance analysis below).

Operating profit

Operating profit was £1,420 million in the year ended 30 June 2015 a decrease of £5 million compared to operating profit of £1,425 million in the year ended 30 June 2014. Operating profit benefitted from favourable exchange rate movements of £27 million (primarily due to the strength of the US dollar partially offset by the euro) offset by an organic decline of £37 million. Operating profit was impacted by exceptional operating charges of £28 million in the year ended 30 June 2015 a decrease of £7 million compared to £35 million in the year ended 30 June 2014, as a result of lower of restructuring costs.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

In North America, US Spirits has delivered improved depletion performance through the year with the value of distributor depletions, up 3% in the first half and up 4% for the full year. Shipments were broadly in line with depletions and therefore net sales were down 2% year on year as last year shipments were higher than depletions mainly driven by innovation launches. Beer net sales were in line with last year, ready to drink and wine were down slightly and in Canada net sales grew 2%. Volume growth of the reserve portfolio was the main driver of the 1.5pps of increased price/mix as price premiums against the competition, for brands such as Smirnoff and Captain Morgan, were narrowed. This led to lower achieved price year on year but did drive improved share positions. Our innovation agenda continued to lead the industry in North America and this year was a key driver of our net sales. Advertising spend was down as we drove procurement savings on media and agency fees in marketing while maintaining our share of voice. Adjusting for these savings, marketing as a percentage of net sales was roughly flat. Overheads were flat but operating margin declined 47 basis points driven by soft volume and lower net sales of spirits in the United States.

Business review (continued)

Markets and categories:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
North America	(3)	(4)	(1)	—

US Spirits and Wines	(3)	(5)	(2)	1
DGUSA	(3)	(3)	(1)	3
Canada	3	3	2	(4)

Spirits(i)	(3)	(3)	(1)	1
Beer	—	—	(1)	1
Wine	(2)	(2)	(2)	2
Ready to drink	(3)	(25)	(1)	(14)

Global giants and local stars(i):		Reported volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Smirnoff		(2)	(3)	(1)
Captain Morgan		(10)	(12)	(10)
Johnnie Walker		(8)	(15)	(12)
Guinness		2	2	4
Baileys		(5)	(5)	(3)
Tanqueray		(2)	(2)	1
Crown Royal		13	12	15
Cîroc		4	4	8
Ketel One vodka		(2)	(2)	1
Bulleit		32	36	41
Don Julio		5	9	13
Buchanan’s		17	18	23

(i)	Spirits brands excluding ready to drink.
(ii)	Reported equals organic volume movement.

Business review (continued)

•	Net sales in US Spirits and Wines declined 2% while the value of distributor depletions was up 4%. Diageo’s North American whisk(e)y performance was very strong with the portfolio outpacing category growth and net sales up 13%. Crown Royal was the primary driver as Crown Royal Regal Apple, the top selling innovation according to Nielsen, gained share as it recruited new consumers to the brand, driving double digit top line growth for the trademark. Bulleit, the fastest growing unflavoured North American whisk(e)y, drove one third of that category’s growth with net sales up 35%. Both Bulleit Bourbon and Bulleit Rye led their respective segments through increased distribution, consumer experience marketing, and the engagement of key trade influencers. In scotch, Buchanan’s was the fastest growing brand in the United States, with net sales up over 20%. Buchanan’s resonates particularly well with the growing Hispanic population, and this year added sponsorship of the Latin Grammy Awards to its full suite of marketing activities. Johnnie Walker did not perform well, partly as a result of lapping the strong launch of Platinum and Gold Label Reserve last year but also due to a reduction in promotional activities for Red, Black, and Blue Label. Cîroc net sales growth of 4% was driven by the notable success of Cîroc Pineapple, the latest addition to the flavour range. Despite an improved performance trajectory, net sales of Smirnoff declined 4% as the flavour portfolio, confections in particular, continued to be a drag on performance. The launch of Captain Morgan White Flavours partially offset the effect of lapping the prior year’s launch of Captain Morgan White which, together with weakness on Original Spiced, drove double digit net sales decline for the brand. Net sales of tequila were up double digit, driven by 10% growth of Don Julio, which was supported by marketing campaigns focused on the heritage and craftsmanship of the brand, and the launch of new DeLeón variants, which broadened the price range and contributed to increased distribution of the brand.
•	Guinness net sales were up 3% on the strong performance of Blonde American Lager. Guinness Draught was weak given competition in the craft beer segment, particularly in the on trade. Net sales of ready to drink declined slightly, bringing net sales of DGUSA down 1%. Stronger execution and competitive pricing on Smirnoff Ice stabilised the core and flavoured variants but the brand’s growth still lags the category.
•	In Canada the new distribution system helped drive net sales growth of 2%. Spirits growth of 3% was driven by Johnnie Walker and vodka. Ready to drink net sales growth was principally due to Smirnoff variants, with beer down and wine down double digit. Tactical price reductions resulted in share improvement, with a marginally negative impact on price/mix.
•	Marketing investment in North America reduced 4% driven by US Spirits and Wines, which delivered significant savings on media and agency fees and procurement efficiencies. Advertising remained focused on Cîroc, Crown Royal, Smirnoff, Captain Morgan and Johnnie Walker, and increased on Don Julio and Bulleit to support new programmes. Marketing investment in DGUSA supported the launch of Guinness Blonde American Lager and in Canada, a 1% increase went behind innovation launches.

Business review (continued)

EUROPE, RUSSIA AND TURKEY

Performance

Net sales by markets (%) Net sales by categories (%) Net sales by price points Europe Turkey Russia Other Spirits RTDs Wine Beer Other Value Super premium Premium Standard Ultra premium

Key financials	2014 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2015 £ million	Reported movement %
Net sales	2,814	(186)	(13)	2	2,617	(7)
Marketing	413	(30)	(1)	6	388	(6)
Operating profit before exceptional items	853	(67)	(2)	20	804	(6)
Exceptional operating items	(20)				(20)

Operating profit	833				784	(6)

Net sales

Net sales were £2,617 million in the year ended 30 June 2015 a decrease of £197 million compared to net sales of £2,814 million in the year ended 30 June 2014. Net sales were impacted by adverse exchange rate movements of £186 million, principally because of the weakness of the euro, Russian rouble and Turkish lira and the loss of net sales of £13 million on the disposal of Bushmills in February 2015. Organic growth improved net sales by £2 million (see further performance analysis below).

Operating profit

Operating profit was £784 million in the year ended 30 June 2015 a decrease of £49 million compared to operating profit of £833 million in the year ended 30 June 2014. Operating profit was impacted by adverse exchange rate movements of £67 million because of the weakness of the euro, Russian rouble and Turkish lira partially offset by organic growth of £20 million. Operating profit was impacted by exceptional operating charges in respect of restructuring costs of £20 million in the year ended 30 June 2015 and the year ended 30 June 2014.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Europe, Russia and Turkey’s performance reflected a flat performance in Europe, growth in Turkey and a challenging environment in Russia. In Europe, although performance improved in half of our markets. Reserve brands delivered another strong performance with net sales up 20% and growing double digit even in the more challenging economies in Southern Europe. Innovation remained a key performance driver with net sales up 30% driven by successes such as ‘The Brewers Project’ which helped put Guinness back in growth in both Great Britain and Ireland. We continued to invest in our route to consumer, increasing the number of sales people by 30% and the number of outlets we cover by 60%. In Russia, which continued to be impacted by economic volatility, consumers traded down and customers reduced inventory levels while Diageo gained share in scotch and rum. Turkey net sales were up 3% driving premiumisation in the raki category and gained share in scotch and vodka. Total operating margin for the region improved 75bps largely driven by gross margin improvement in Turkey, and overhead cost reduction in Europe, which was partially reinvested in marketing and route to consumer.

Business review (continued)

Markets and categories:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Europe, Russia and Turkey	—	—	—	(7)

Europe	(1)	(1)	—	(5)
Russia	(12)	(12)	(14)	(42)
Turkey	—	—	3	(5)

Spirits(i)	(1)	(1)	1	(8)
Beer	1	1	1	(4)
Wine	—	—	(1)	(4)
Ready to drink	(6)	(6)	(2)	(5)

Global giants and local stars(i):		Reported volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Guinness		1	2	(2)
Smirnoff		(2)	(4)	(7)
Johnnie Walker		(5)	(7)	(15)
Baileys		(3)	(4)	(10)
Captain Morgan		9	10	1
Yenì Raki		(4)	4	(6)
JeB		(1)	(3)	(10)

(i)	Spirits brands excluding ready to drink.
(ii)	Reported equals organic volume movement.

Business review (continued)

•	In Europe net sales were flat:

•	In Great Britain net sales were up 3%, with spirits, beer, and ready to drink all in growth. Reserve net sales were up 47% driven by Cîroc and the successful launch of Haig Club. Captain Morgan net sales were up 15%, with investment focused on increased activation in outlets and Smirnoff was back in growth with net sales up 1%, supported by the new ‘We’re Open’ campaign. Beer net sales were up 2% driven by innovation on Guinness. Ready to drink net sales were up 8% supported by strong growth in pre-mix. The only weakness was in Baileys where net sales were down 1%, however Baileys Original was in growth.
•	In Ireland net sales were down 1%, or flat after accounting for the transfer of wine sales to Diageo Wines Europe. Guinness sustained its positive momentum with net sales up 2%, supported by successful innovations launched through ‘The Brewers Project at St James’s Gate’. Net sales in spirits were down 2% as the category continued to be affected by last year’s duty increase.
•	Within Continental Europe, Southern Europe net sales were down 1%. Net sales in Iberia were flat, after accounting for a transfer of sales of one customer to Africa Regional Markets, but showing positive momentum with growth from Tanqueray and Gordon’s in a vibrant gin category and declines in JeB and Cacique. Double digit growth of reserve was the main driver behind the 1% net sales growth in Italy, where Zacapa was up 10% and Cîroc more than trebled net sales. In Greece, performance was impacted by the deterioration of economic environment in the last quarter, which resulted in a 4% net sales decline. In Germany and Austria, net sales declined 2%. In Germany net sales were up 5%. Underlying performance was strong with net sales of Baileys, Captain Morgan and Johnnie Walker Red Label all up double digit. In Austria, net sales were down 53% against the buy in ahead of the excise duty increase in January 2014. In Benelux performance continued to be impacted by the decision to realign prices in the first half on premium core brands which resulted in a net sales decline of 10%. In Poland, net sales of Johnnie Walker Red Label declined 15% and the brand lost share, as some competitors did not follow Diageo price increases to cover last year’s excise duty increase.
•	In a challenging trading environment in France net sales increased 2% largely driven by growth in scotch, with Scotch malts up 6%, and the strong performance of Captain Morgan which, in its third year, more than doubled net sales.
•	Net sales in Diageo Wines Europe were up 3% largely driven by the transfer of wine net sales from Diageo Ireland and the strong performance of [yellow tail].
•	In Russia, net sales declined 14%, driven by both destocking amongst distributors and consumers trading down. This impacted Johnnie Walker, however Diageo extended its leadership in whisky and rum, and gained share with brands such as White Horse, Black & White and Captain Morgan.
•	In Turkey net sales grew 3% despite an excise duty increase in January and the earlier start to Ramadan. Net sales in raki were up 5% with Yenì Raki and the super premium variant Tekirdağ Raki premiumising the category. Good underlying performance of international spirits resulted in share gains for Johnnie Walker, Smirnoff and Baileys.
•	Marketing investment in Europe, Russia and Turkey increased 2% largely driven by Europe where spend was up 3%. The increased investment was focused on the biggest growth opportunities such as reserve and innovation to support the launches of Haig Club and the Guinness Brewers project.

Business review (continued)

AFRICA

Performance

Netsalesbymarkets(%)Netsalesbycategories(%)Netsalesbypricepoints(%)NigeriaSouthAfricaEastAfricaOtherAfricaRegionalMarketsSpiritsWineOtherBeerRTDsValueSuperpremiumStandardUltrapremiumPremium

Key financials	2014 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2015 £ million	Reported movement %
Net sales	1,430	(100)	—	85	1,415	(1)
Marketing	152	(10)	—	5	147	(3)
Operating profit before exceptional items	340	(52)	1	29	318	(6)
Exceptional operating items	(23)				(7)

Operating profit	317				311	(2)

Net sales

Net sales were £1,415 million in the year ended 30 June 2015 a decrease of £15 million compared to net sales of £1,430 million in the year ended 30 June 2014. Net sales were impacted by adverse exchange rate movements of £100 million primarily driven by the weak Nigerian naira, Ghana cedi and South African rand mainly offset by organic growth of £85 million (see further performance analysis below).

Operating profit

Operating profit was £311 million in the year ended 30 June 2015 a decrease of £6 million compared to operating profit of £317 million in the year ended 30 June 2014. Operating profit was adversely impacted by £52 million exchange rate movements driven by the weak Nigerian naira, Ghana cedi and South African rand partially offset by organic growth of £29 million. Operating profit was impacted by exceptional operating charges in respect of restructuring costs of £7 million in the year ended 30 June 2015, compared to £23 million for the year ended 30 June 2014.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Good performances in both beer and spirits led to net sales up 6% in Africa. Investments in route to consumer together with innovation drove an 8% increase in beer and led to double digit growth in spirits. The mainstream beer market in Nigeria remained challenged as consumers moved towards more value products, impacting the performance of Guinness and Harp. However the national rollout of Orijin and renovation of Satzenbrau drove an increase in beer net sales of 9%. Investment in Guinness marketing has stabilised volume share in the brand. Good progress in route to consumer led to strong net sales growth in Ghana, and in Cameroon, strong marketing campaigns delivered net sales and share gains in Guinness. In South Africa, spirits growth was underpinned by the continued strong performances of Smirnoff 1818, which is now a two million case brand, and Johnnie Walker, while overall growth was impacted by a decline in ready to drink. Reserve brands grew 26% with double digit increases in South Africa, East Africa and Nigeria. Increased sales of mainstream brands, which have lower costs per case, together with procurement and supply efficiencies were partially offset by an increase in marketing and route to consumer investments leading to organic operating margin improvement of 75 basis points.

Business review (continued)

Markets and categories:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Africa	7	7	6	(1)

Nigeria	13	13	6	(3)
East Africa	7	7	9	6
Africa Regional Markets	14	14	15	1
South Africa	(2)	(2)	(7)	(12)

Spirits(i)	17	17	13	7
Beer	4	4	8	(1)
Ready to drink	(34)	(34)	(28)	(33)

Global giants and local stars(i):		Reported volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Guinness		(5)	(7)	(15)
Johnnie Walker		3	7	2
Smirnoff		22	22	16
Tusker		(6)	3	1
Malta		(8)	(5)	(17)
Senator		(11)	(16)	(20)
Harp		(40)	(46)	(50)

(i)	Spirits brands excluding ready to drink.
(ii)	Reported equals organic volume movement.

•	Nigeria delivered double digit volume growth driven primarily by the national rollout of Orijin, while net sales grew 6%. The weak consumer environment led to a move to value lager which resulted in a strong performance of Satzenbrau and a weak performance of Harp. Similarly net sales of Guinness declined although the brand’s performance improved in the second half and volume share stabilised. Spirits net sales were up 19% as inventory reductions on Johnnie Walker and Baileys were offset by the strong performance of local mainstream spirits.
•	In East Africa, where net sales grew 9%, Guinness volume and net sales grew strong double digits supported by the ‘Made of More’ campaign. Innovation in value beer, in particular, Balozi lager in Kenya, a no added sugar offering, and in Tanzania Kibo Gold, positioned to capture consumers trading down, offset a decline in Senator due to excise duty changes in Kenya in the first half last year. In spirits, growth was led by mainstream spirits brands and good performances from Johnnie Walker and Smirnoff. Success in mainstream spirits was driven by Kane Extra and Liberty in Kenya, which benefited from improvements in route to consumer, including the introduction of motorcycles to increase sales coverage of mainstream outlets. Johnnie Walker net sales grew 60% driven by recruitment activities, while the launch of Smirnoff Ice Double Black and Guarana also contributed to East Africa’s growth.
•	In Africa Regional Markets, net sales grew strongly, up 15%. In Ghana, net sales grew 32%. Investment in route to consumer, together with price increases, led to 28% net sales growth of beer, and spirits grew strongly driven by the growth of Johnnie Walker and the introduction of Orijin Bitters. In Cameroon, net sales grew 10% driven by growth of Guinness, which benefited from increased awareness through the ‘Made of Black’ campaign, together with outperformance of Harp and growth of Johnnie Walker and Baileys. In Angola, spirits net sales doubled following route to consumer investments and the appointment of a new distributor. This led to strong performances from Johnnie Walker, White Horse, and Gordon’s gin. While the performance of Meta beer in Ethiopia was impacted by increased competitive pricing, this was mostly offset by strong net sales of Malta and the introduction of Zemen, a lower-price beer innovation, along with a good performance of spirits.

Business review (continued)

•	Net sales in South Africa were down 7% driven by a decline in Smirnoff Ice Double Black and Guarana, which lapped strong replenishment sales and high inventories in the last financial year. Spirits net sales increased 8% driven by Smirnoff 1818, with net sales up 27% based on competitive pricing and following a packaging upgrade. Net sales of Johnnie Walker increased 10% with marketing focused on the brand’s quality credentials. Its contribution to total scotch performance was partially offset by a weaker performance of JeB and Bell’s. Reserve brands continued to benefit from investments in route to consumer.
•	Marketing investment in Africa increased 4%. In Nigeria spend on beer was refocused from Harp to support the growth of Orijin(i) and value beers, while in East Africa, the decline in Senator volume also led to a reduction in spend. Spend increased behind vodka, notably Smirnoff 1818 in South Africa in support of pack innovations and promotional activity and investment behind Johnnie Walker grew in South Africa and East Africa. Ready to drink investment increased as Smirnoff Ice Double Black & Guarana launched in East Africa and Nigeria.

(i)	In the year ended 30 June 2015 Orijin was reported as beer while in the year ended 30 June 2016 as ready to drink.

Business review (continued)

LATIN AMERICA AND CARIBBEAN

Performance

Netsalesbymarkets(%)Netsalesbycategories(%)Netsalesbypricepoints(%)Paraguay,MexicoUruguayandBrazilWestLACVenezuelaOtherColombiaSpiritsWineOtherBeerRTDsValueSuperpremiumStandardUltrapremiumPremium

Key financials	2014 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2015 £ million	Reported movement %
Net sales	1,144	(123)	23	(11)	1,033	(10)
Marketing	203	(22)	3	10	194	(4)
Operating profit before exceptional items	328	(60)	2	(7)	263	(20)
Exceptional operating items	(14)				(5)

Operating profit	314				258	(18)

Net sales

Net sales were £1,033 million in the year ended 30 June 2015 a decrease of £111 million compared to net sales of £1,144 million in the year ended 30 June 2014. Net sales reduced by £123 million due to adverse exchange rate movements primarily in respect of the decline in value of the Venezuelan bolivar and Brazilian real and an organic decline of £11 million (see further performance analysis below). These impacts were partially mitigated by additional net sales of £23 million attributable to the acquisition of a 50% equity interest in Don Julio that the group did not already own.

Operating profit

Operating profit was £258 million in the year ended 30 June 2015 a decrease of £56 million compared to operating profit of £314 million in the year ended 30 June 2014. Operating profit was impacted by adverse exchange rate movements of £60 million primarily due to the Venezuelan bolivar, Brazilian real and Mexican peso and an organic decline of £7 million. Operating profit was impacted by exceptional restructuring costs of £5 million for the year ended 30 June 2015 a decrease of £9 million compared to a £14 million in the year ended 30 June 2014.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

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

Business review (continued)

Markets and categories:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Latin America and Caribbean	(7)	(6)	(1)	(10)

PUB	(8)	(8)	(2)	(12)
Venezuela	(38)	(38)	41	(60)
Colombia	10	9	10	(2)
Mexico	14	29	13	19
West LAC	(5)	(5)	(9)	(12)

Spirits(i)	(8)	(7)	(3)	(12)
Beer	5	5	17	11
Wine	1	1	17	(1)
Ready to drink	(7)	(7)	9	(6)

Global giants and local stars(ii):		Reported volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		(6)	(5)	(11)
Smirnoff		(12)	5	(7)
Bailey’s		(4)	8	—
Buchanan’s		(17)	(12)	(24)
Old Parr		(9)	(10)	(22)
Ypióca		(5)	(3)	(14)
Black & White		17	27	6

(i)	Spirits brands excluding ready to drink.
(ii)	Reported equals organic volume movement.

•	Net sales in Paraguay, Uruguay and Brazil (PUB) declined 2% as currency weakness and a slower Brazilian economy impacted consumer spending. In Brazil, volume declined mainly as a result of changes in the route to consumer and the harmonisation of interstate pricing, which led to a reduction in inventories held by distributors. In PUB, price increases and a reduction in commercial discounts led to 6pps of positive price/mix. Scotch net sales declined 2% driven by Johnnie Walker, which was down 9% as intense competitor promotional activity amplified the price premium of Johnnie Walker Red Label. In premium scotch, Old Parr and Johnnie Walker Double Black had strong net sales growth and share gains, and in standard scotch, White Horse grew net sales supported by a new media campaign. Smirnoff strengthened its leadership position in vodka, growing net sales 6% driven by price increases and the launch of Smirnoff Peach. Net sales of Ypióca were affected by the transfer from net sales to overheads of tax credits from local production incentives. On a like for like basis, net sales of Ypióca increased high single digit driven by price increases and continued strong performance in the North East.
•	In Venezuela, while volume declined, net sales increased 41% to £32 million. Access to currency allowed for the importation of some scotch leading to strong comparative performances of Johnnie Walker, Buchanan’s, and Ye Monks. Increased focus on developing local spirits led to strong performances of Cacique, which doubled net sales, despite glass supply constraints, and Gordon’s vodka net sales increased 185%.
•	In Colombia, investments in the route to consumer increased share across key categories and drove 10% net sales growth. The launch of Old Parr Tribute and the introduction of Buchanan’s Special Reserve, together with double digit growth of Johnnie Walker, led to an 11% increase in the net sales of scotch. Innovations contributed to a 22% increase in Baileys net sales.
•	In Mexico, the breadth of Diageo’s scotch portfolio was the main driver of a 13% increase in net sales. Selective price increases along with strong trade executions delivered growth across all price segments of scotch other than value. Johnnie Walker net sales increased 15% with growth across all variants and a particularly strong contribution from Johnnie Walker Red Label. Diageo gained share in the fast-growing but competitive standard scotch segment with the introduction of Black & White, which increased net sales over 80%. There was a good contribution to net sales growth from Smirnoff, since Diageo took direct control over marketing and distribution of the brand in December 2014.

Business review (continued)

•	In West LAC, net sales were down 9%, driven by inventory reductions in the export channels where net sales declined 51%. This impacted the performance of Johnnie Walker, Old Parr, and Buchanan’s. In domestic markets, strong performances in Peru and Jamaica led to a 3% increase in net sales. In Peru, net sales increased 26% with scotch driving growth together with Baileys, while growth in Red Stripe, pack renovations on Guinness and the strong consumer appeal of Dragon Stout helped deliver 15% growth in net sales in Jamaica. Price realignments in Chile and Caribbean & Central America led to some negative price/mix but delivered share gains in key categories. In Argentina, restrictions on imports affected overall performance but a shift to locally bottled spirits including VAT 69, White Horse, and Smirnoff drove share gains.
•	An increase in marketing investment of 6% supported broader participation within spirits. Spend on scotch was focused on increasing brand equity across price points in Mexico and on supporting the launch of Old Parr Tribute in Colombia. In Jamaica, investment also increased to support the growth of beer and there was growth in spend on Smirnoff to maintain its leadership position in Brazil and in Mexico as Diageo regained distribution of the brand.

Business review (continued)

ASIA PACIFIC

Performance

Netsalesbymarkets(%)Netsalesbycategories(%)Netsalesbypricepoints(%)SouthEastAsiaGlobalTravel,AsiaGreaterChinaandMiddleEastIndiaAustraliaNorthAsiaSpiritsWineOtherBeerRTDsValueSuperpremiumStandardUltrapremiumPremium

Key financials	2014 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2015 £ million	Reported movement %
Net sales	1,347	(22)	920	(32)	2,213	64
Marketing	305	(1)	65	(25)	344	13
Operating profit before exceptional items	283	(13)	66	20	356	26
Exceptional operating items	(276)				(193)

Operating profit	7				163	2,229

Net sales

Net sales were £2,213 million in the year ended 30 June 2015 an increase of £866 million compared to net sales of £1,347 million in the year ended 30 June 2014. The acquisition of a controlling interest in USL on 2 July 2014 contributed £920 million to net sales, partially offset by adverse exchange rate movements of £22 million mainly driven by the Australian dollar and an organic net sales reduction of £32 million (see further performance analysis below).

Operating profit

Operating profit was £163 million in the year ended 30 June 2015 an increase of £156 million compared to operating profit of £7 million in the year ended 30 June 2014. Operating profit growth was driven by the acquisition of USL which contributed £66 million in the year ended 30 June 2015 and an organic increase of £20 million partially offset by adverse exchange movements of £13 million mainly driven by Australian dollar. Exceptional operating charges decreased by £83 million from £276 million in the year ended 30 June 2014 to £193 million in the year ended 30 June 2015, principally due to lower impairment charges (£41 million in the year ended 30 June 2015 compared with £264 million in the year ended 30 June 2014) and a charge in the year ended 30 June 2015 of £146 million in respect of settlement of several disputes with the Korean tax authorities regarding the transfer pricing methodology applicable for imported products.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

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

Business review (continued)

Markets and categories:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Asia Pacific	(3)	622	(2)	64

South East Asia	(24)	(24)	(28)	(28)
Greater China	3	3	15	17
India	5	6,347	3	1,732
Global Travel, Asia and Middle East	5	5	4	3
Australia	1	1	2	(5)
North Asia	1	1	1	(1)

Spirits(i)	(3)	710	(3)	83
Beer	(13)	(13)	(12)	(16)
Ready to drink	(2)	(2)	1	(5)

Global giants and local stars(i):		Reported volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		(10)	(14)	(14)
Smirnoff		(3)	(7)	(9)
Guinness		(13)	(12)	(16)
Captain Morgan		—	11	8
Baileys		(4)	(13)	(16)
Windsor		(10)	(10)	(8)
Bundaberg		(5)	(7)	(13)
Shui Jing Fang		275	239	245

(i)	Spirits brands excluding ready to drink.
(ii)	Reported equals organic volume movement.

•	In South East Asia, net sales declined 28% given an inventory level reduction in specific wholesale channels, with Johnnie Walker Red and Black Label most impacted. Performance in these channels was also impacted by transferring sales from some Indian travel retail customers to Global Travel Asia. New regulations in Indonesia caused major disruptions, and Guinness net sales declined 30%. In Thailand, price repositioning on Johnnie Walker Red Label and Smirnoff led to negative price/mix, however, Johnnie Walker Red Label volume was up double digit in the second half, while Smirnoff gained share.
•	In Greater China, net sales were up 15%. Taiwan net sales increased 6%, driven by continued success of The Singleton, which was up significantly and has become the largest malt brand in Taiwan. Mainland China was up 26% including an 11pps benefit from an additional quarter of Shuijingfang to align financial year end timing. Shuijingfang grew significantly through innovation, strengthened route to consumer, and a soft prior year comparable. Shuijingfang also generated profit and drove margin improvement for Greater China, due to a significant reduction in the underlying business loss and benefiting from provision releases. While scotch in mainland China was down 17%, due to increased competition for on trade contracts and a reduction in wholesaler inventory levels, The Singleton and Haig Club drove growth and share gains.
•	Despite shipment disruptions due to new food safety labelling requirements, Diageo India volume was up 5% and net sales up 3%, and all key priority brands grew depletions. Investment in Johnnie Walker and VAT 69 campaigns, and a Black & White packaging relaunch drove continued premiumisation. The Smirnoff Black launch helped increase Smirnoff share by 5pps over the past three months to 56% of vodka. The integration of Diageo and USL completed, and from June, USL started selling Diageo brands.

Business review (continued)

•	Global Travel, Asia and Middle East net sales were up 4% including 6pps of benefit from transferring sales from some Indian travel retail customers from South East Asia. Middle East performance slowed in the second half due to geopolitical tensions and increased pricing pressure on scotch, with second half sales down 16%. Across GTME, Diageo brands gained share particularly in whisky, led by Johnnie Walker in Global Travel Asia, where premium and above variants drove the brand’s net sales growth.
•	Net sales in Australia improved 2%, reversing a first half decline. Spirits were up 2%, driven by super premium scotch, spiced rum, and North American whisk(e)y. Captain Morgan net sales grew nearly 50% and it is now the second largest rum brand behind Bundaberg. While pricing pressure impacted Bundaberg and Smirnoff, depletions improved in the last quarter. Ready to drink growth continued in the second half driven by Captain Morgan variants and pack format innovations from several brands.
•	North Asia net sales were up 1% with Japan up 10% and Korea down 2%, as second half performance slowed following an increase in import duties after a Customs settlement in January. In Korea, whisky contraction decelerated, and the launch of lower ABV offering W ICE by Windsor stabilised Windsor share in the fourth quarter. While Windsor was down, whisky sales in Korea benefited from strong growth of Johnnie Walker Blue and Black Label. Guinness was up 41%, driven by a campaign and price promotion. In Japan, performance improved due to scotch growth, with depletions up high single digit, and increased distribution and new flavours of Smirnoff Ice.
•	Marketing investment decreased 8%, due to Johnnie Walker reductions, particularly in Black Label, in China and South East Asia. In China, investment declined in the competitive on trade and was reinvested in testing new at home and with meal off trade campaigns. In Thailand and the Philippines, Johnnie Walker investment focused on recruiting consumers and maintaining Gold and Blue Label sponsorships. Many markets also supported Haig Club’s launch.

Business review (continued)

CATEGORY REVIEW

VolumeNetsalesMarketingspendScotchNorthumVodkaAmericanUqueurswhisk(e)yGinBeerReadyTequilaWinetodrinkIndianMadeForeignliquor(IMFL)Other

Key categories:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Spirits(i)	(2)	72	(1)	10
Scotch	(4)	(4)	(5)	(9)
Vodka	—	—	1	1
North American whisk(e)y	10	10	12	15
Rum	(3)	(3)	(3)	(6)
Liqueurs	(1)	(1)	(4)	(8)
Gin	4	4	5	3
Tequila	10	25	14	38
Beer	3	3	4	(2)
Ready to drink	(11)	(18)	(4)	(13)
Wine	(1)	(1)	(1)	(1)
Total	(1)	58	—	5

(i)	Spirits brands excluding ready to drink.

Business review (continued)

Global giants, local stars and reserve(i):	Reported volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	(6)	(9)	(12)
Smirnoff	(1)	(2)	(3)
Captain Morgan	(4)	(6)	(7)
Baileys	(4)	(4)	(8)
Tanqueray	6	(5)	5
Guinness	(2)	—	(5)
Local stars
Crown Royal	13	12	15
Yenì Raki	(4)	4	(6)
JeB	(2)	(4)	(9)
Buchanan’s	(9)	(3)	(12)
Windsor	(10)	(10)	(8)
Old Parr	(13)	(14)	(24)
Bundaberg	(5)	(7)	(13)
Bell’s	(3)	(5)	(14)
White Horse	(5)	(7)	(26)
Ypióca	(5)	(3)	(14)
Cacique	(37)	3	(32)
Shui Jing Fang	268	235	241
Reserve
Scotch malts	11	16	12
Cîroc	6	6	9
Ketel One vodka	(3)	(2)	1
Don Julio	98	12	43
Bulleit	34	38	42

(i)	Spirits brands excluding ready to drink.
(ii)	Reported equals organic movement for volume, except for Don Julio where organic volume growth is 8%.

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

•	Global giants represent 39% of Diageo net sales
•	Johnnie Walker, with nearly 70% of its net sales in the emerging markets, was impacted by currency weakness and inventory reductions in South East Asia and export channels in Latin America. In the United States, the brand lapped the shipment of two big innovations, Gold Label Reserve and Platinum Label in the prior year; Red and Black Label were negatively impacted by reduced promotional activities. In China, the government’s anti extravagance measures drove continued closure of traditional on trade outlets, leading to increased competition in the modern on trade negatively impacting the whole scotch category. Many other markets delivered strong performance, including Cameroon, Angola, Ghana, and East Africa with net sales up more than 50% and Mexico, Venezuela, and Colombia which all delivered double digit sales growth. In the developed markets in Asia Pacific, Johnnie Walker performed strongly and net sales grew high single digit.
•	Smirnoff net sales declined 2%, largely driven by the United States, and the weakness in flavoured vodka there. The relaunch of the brand with the ‘Exclusively for Everybody’ marketing campaign, new packaging and targeted price promotions drove improved depletions momentum and share gains on Smirnoff Red. In Europe, a number of countries, notably Great Britain, delivered growth. Net sales were up in Latin America, with Brazil growing 8% following the national ‘Cheers to Real Life’ campaign launch. Smirnoff had a very strong year in South Africa with Smirnoff 1818 sales growing 27%.
•	Captain Morgan net sales were down 6% due to the performance of the brand in the United States, where Captain Morgan held share in a flat rum category that is facing heightened competition from other categories. The decline in shipments was driven by weakness on Original Spiced Rum, and Captain Morgan White Rum which lapped its launch last year. The launch of Captain Morgan White Flavours partially offset the shipments decline on the core variants. Elsewhere, the brand’s performance continued to be strong with double digit growth in Great Britain, Germany, Southern Europe, Australia, India, and East Africa.

Business review (continued)

•	Baileys net sales declined 4% having started the year with high inventory levels. It experienced softer depletions this year in the United States and Nigeria. In China, after weakness in the first half, specific interventions to drive consumer conversion resulted in stronger second half depletions, up mid single digit. In Europe performance was impacted by lapping the launch of Chocolat Luxe in the prior year, but the Baileys brand achieved share gains in the key markets of Great Britain and Germany. The brand continued to expand its footprint in emerging markets, with double digit growth in Colombia, West LAC, and Africa Regional Markets.
•	Tanqueray gin benefited from a strong focus on increased visibility and distribution in the on trade, supported by the highly effective ‘Tonight We Tanqueray’ campaign. This drove strong double digit growth in Europe, particularly in Spain and Great Britain, with accelerating growth in Germany and Benelux. Net sales for the gin brand grew 6%, with Tanqueray No. TEN up double digit in every region.
•	Guinness net sales were flat, reflecting a strong performance in both the United States and Europe, where the brand grew 3% and 2% respectively. This was achieved through a combination of acclaimed innovations such as Blonde American Lager and Dublin Porter that built on the Guinness brewing heritage, a drive to increase presence and distribution in bars, and a series of award winning marketing campaigns built under the ‘Made of More’ platform. In Nigeria, sales declined but performance improved over the course of the year and volume share stabilised. Sales declined in Indonesia due to adverse regulatory changes.
•	Local stars represent 16% of Diageo net sales. Overall performance was good with net sales growth of 4%. In developed markets, there was double digit growth on certain premium brands that have resonance with particular consumer groups, such as Buchanan’s in the United States with the Hispanic community, and Crown Royal Regal Apple with millennial consumers in high energy occasions. In China, Shui Jing Fang showed significant growth due to innovation, a strengthened route to consumer, and a soft prior year comparable. In emerging markets more broadly, there was good performance from local and secondary imported brands as certain consumer segments traded down, particularly where local production protected pricing from currency volatility. The net result is that whilst premium imported brands such as Windsor and Old Parr have seen sales decline, there was strong growth on brands such as Yenì Raki in Turkey, Cacique in Venezuela and White Horse in Brazil.
•	Reserve brands represent 13% of Diageo net sales, and continued to perform well with net sales growth of 8%. During the economic volatility of recent years, the wealthy consumer base that underpins reserve has been resilient. The slight deceleration in overall reserve growth was driven by lapping strong innovation shipments on Johnnie Walker Gold Label Reserve and Platinum Label in the United States. Ketel One vodka faced increased competitive pressure from both within and outside the category. Across the wider portfolio, performance was strong. Scotch malts grew double digit, led by The Singleton which was the fastest growing of the top 5 global malt whisky brands last year. The very strong performance of Bulleit continued with sales up 38%, benefiting from high advocacy amongst the bartender community. Zacapa rum and tequila Don Julio also delivered double digit growth globally, reflecting the quality and heritage of these products, and the strength of the reserve business model. Cîroc continues to expand its footprint outside of North America with strong growth in Europe, particularly Great Britain, where it rapidly gained share from the market leader and is now the number two ultra premium vodka.
•	Within whisk(e)y, scotch represents 24% of Diageo net sales and declined by 5%. Approximately 80% of this decline was due to inventory reductions in South East Asia and export channels in Latin America on Johnnie Walker, Buchanan’s, and Old Parr. Other brands including Haig Club, The Singleton, and scotch malts globally, and Buchanan’s in the United States performed well, with many growing double digit.
•	Also within whisk(e)y, North American whisk(e)y, which represents 7% of Diageo net sales, grew 12% this year with over 2pps of positive price/mix. This strong performance was driven by the successful launch of Crown Royal Regal Apple, the continued strong growth of Bulleit, and the acclaimed range of rare bourbons in the Orphan Barrel series.
•	Vodka represents 12% of Diageo net sales and grew 1%. The growth of Cîroc in Europe and North America, as well as Smirnoff in Africa and Latin America was partially offset by the decline of Smirnoff in developed markets.
•	Beer represents 18% of Diageo net sales, grew 4% and delivered 1.1pps of positive price/mix. Beer in Africa grew 8%, led by double digit growth in Africa Regional Markets. In Nigeria, the success of Orijin and Satzenbrau more than offset declines in Guinness and Harp. East Africa delivered double digit growth on Guinness and a good performance with Tusker. Performance of Guinness in developed markets was good, driven by the successful launch of Brewer’s Project innovations and Blonde American Lager.
•	Ready to drink represents 5% of Diageo net sales and declined 4% this year. The main driver of this decline was in South Africa with Smirnoff Ice Double Black and Guarana where the brand lapped a strong performance in the previous year and an increase in inventories ahead of its transition to DHN Drinks. Elsewhere there was growth in ready to drink, including East Africa, West LAC, and Australia. In Great Britain, ready to drink cans underpinned sales growth of 7% in the category.
•	Wine represents 4% of Diageo sales and declined 1%. In the United States, a decline of 1% was driven by depletion softness as the business lapped one off programming in the prior year on core brands. In Europe, commercial challenges on Blossom Hill were offset by the strong performance of [yellow tail].

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

a) 2016 compared with 2015

Net cash from operating activities — see page 52

Movement in net borrowings — see page 58

Movement in equity — see page 59

Post employment deficit — see page 59

b) 2015 compared with 2014

Net cash from operating activities — see page 85

Movement in net borrowings — see page 90

Movement in equity — see page 91

Post employment deficit — see page 91

2. ANALYSIS OF BORROWINGS

a) Gross borrowings (excluding finance lease liabilities and the fair value of derivative instruments) will mature as follows:

	2016 £ million	2015 £ million	2014 £ million
Within one year	2,058	1,921	1,576
Between one and three years	2,896	2,607	1,894
Between three and five years	537	970	1,972
Beyond five years	4,638	4,340	3,772

	10,129	9,838	9,214

b) During the year the following bonds were issued and repaid:

	2016 £ million	2015 £ million	2014 £ million
Issued
€ denominated	—	791	1,378
US$ denominated	—	—	—
Repaid
€ denominated	—	(792)	(983)
US$ denominated	(1,003)	(330)	(488)
£ denominated(i)	—	(370)	—

	(1,003)	(701)	(93)

(i)	In the year ended 30 June 2015 a bond of £370 million acquired on the purchase of USL was repaid using the proceeds from the sale of the Whyte and Mackay Group.

Business review (continued)

c) The group had available undrawn committed bank facilities as follows:

	2016 £ million	2015 £ million
Expiring within one year(i)	—	688
Expiring between one and two years	470	—
Expiring after two years	2,072	1,541

	2,542	2,229

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

3. CAPITAL MANAGEMENT

The group’s management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting a net borrowing to EBITDA leverage of 2.5 – 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 – 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. For this calculation net borrowings are adjusted by the net post employment deficit whilst EBITDA equals operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

4. CAPITAL REPAYMENTS

Authorisation was given by shareholders on 23 September 2015 to purchase a maximum of 251,514,000 shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 22 December 2016, if earlier.

During the year ended 30 June 2016, the company purchased 2 million ordinary shares (including shares acquired through call option exercises), nominal value of £1 million (2015 – 4 million ordinary shares, nominal value of £1 million; 2014 – 14 million ordinary shares, nominal value of £4 million), representing approximately 0.1% (2015 – 0.1%; 2014 – 0.5%) of the issued ordinary share capital (excluding treasury shares).

Shares were either directly granted to employees as part of employee share schemes or held as treasury shares and used to hedge share scheme grants to employees during the course of the year.

Business review (continued)

The aggregate consideration paid for purchase of own shares was £53 million (excluding expenses) in the year ended 30 June 2016. The annual purchase includes 617,840 shares for £11 million purchased at an average price of 1713 pence for the purpose of satisfying share awards made under the company’s share incentive plans, the cost of which was charged directly to the consolidated income statement. The monthly breakdown of shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2016 were as follows:

Calendar month	Number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
September 2015	2,719,851	1,737	248,794,149
March 2016	295,510	1,872	248,498,639

Total	3,015,361	1,750	248,498,639

Contractual obligations and other commitments

	Payments due by period
As at 30 June 2016	Less than 1 year £ million	1-3 years £ million	3-5 years £ million	More than 5 years £ million	Total £ million
Long term debt obligations	1,639	2,854	558	4,620	9,671
Interest obligations	358	449	360	1,415	2,582
Purchase obligations	831	800	183	45	1,859
Operating leases	92	175	133	407	807
Post employment benefits(i)	47	95	95	215	452
Provisions and other non-current payables	149	116	49	132	446
Finance leases	42	78	82	140	342
Credit support obligations	139	—	—	—	139
Capital commitments	81	6	—	—	87
Other financial liabilities	13	18	159	—	190

	3,391	4,591	1,619	6,974	16,575

(i)	For further information see note 13(d) to the consolidated financial statements.

Long term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings. Credit support obligations represent liabilities to counterparty banks in respect of cash received as collateral under credit support agreements. Purchase obligations include various long term purchase contracts entered into for the supply of raw materials, principally bulk whisk(e)y, cereals, cans and glass bottles. Contracts are used to guarantee the supply of raw materials over the long term and to enable a more accurate prediction of costs of raw materials in the future. Provisions and other non-current payables exclude £2 million in respect of vacant properties.

Corporate tax payable of 340 million and deferred tax liabilities are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.

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

For a detailed analysis of the group’s exposure to foreign exchange, interest rate, commodity price, credit and liquidity risks see note 15 to the consolidated financial statements on pages 245-253.

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

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgements, are set out in detail in the relevant notes:

•	Exceptional items — page 213
•	Taxation — page 220
•	Brands, goodwill and other intangibles — page 228
•	Post employment benefits — page 235
•	Contingent liabilities and legal proceedings — page 261

New accounting standards

A number of accounting standards, amendments and interpretations have recently been issued by the IASB and IFRIC. Those that are of relevance to the group are discussed in note 1 to the consolidated financial statements on pages 204-206.

Business review (continued)

OUR ROLE IN SOCIETY

Sustainability & Responsibility review

In a year which has seen unprecedented international focus on the developmental and climate challenges facing the world, we began a new chapter in our approach to sustainability and responsibility. Building on our long tradition of contributing to society as a company with strong governance and ethics, our new 2020 targets focus on the issues that matter most: creating a positive role for alcohol in society; building thriving communities; and reducing our environmental impact.

Our 2020 sustainability and responsibility targets enable us to make a positive contribution to society – and support our ambition to be one of the best performing, most trusted and respected consumer products companies in the world. They were developed to help us support the UN’s Global Goals and World Health Organization (WHO) programmes on health, such as the Global Action Plan for the Prevention and Control of Non-Communicable Diseases.

Put into action this year, the targets underpin our commitment to addressing the issues most material to our stakeholders, and to us as a business:

•	Creating a positive role for alcohol in society by marketing responsibly, putting our resources and skills into programmes that prevent and reduce harmful drinking, working with others to raise awareness and change people’s attitudes and behaviour, and providing the information consumers need to make informed decisions about drinking as part of a balanced lifestyle, or choosing not to drink

•	Building thriving communities by empowering people throughout our value chain, including our employees – increasing their access to opportunity, to resources and to skills

•	Reducing our environmental impact by using natural resources responsibly in our operations and throughout our supply chain, with a particular emphasis on water.

We see these priorities as interdependent. We recognise that we will only succeed in playing a positive role if we take a holistic approach to addressing all three, while continuing to act as a good corporate citizen with exemplary governance and ethics.

Making a positive contribution

We’re proud of the brands we make and the enjoyment our products give to millions of people. And we create value in many other ways as well.

We directly employ around 32,000 people. Our partners employ many more, supporting our global manufacturing, distribution, sales and marketing operations. This year we paid over £4 billion in taxes and other duties to governments. Our manufacturing sites play crucial roles in their local communities.

We have interdependent relationships throughout our value chain, from the farmers who grow our ingredients, to our employees and contractors, to the consumers who buy our brands. We want to make sure that throughout that chain – wherever we source, make and sell – we are making a positive contribution which is aligned with the UN Global Goals and supports our core business.

Focus on impact and execution

Our 2020 targets are designed to create shared value and contribute broadly to the UN’s Global Goals. Metrics for each target evaluate the impacts of our initiatives. This reflects a renewed focus on co-ordinating our efforts to achieve outcomes that bring the maximum possible value for our stakeholders, and for us. Our new Social Impact Framework is a critical tool for evaluating impact and focusing investment, described further in the ‘Building thriving communities’ section on page 117.

Focus on partnership

A key way to achieve greater impact is to work with partners who add value to our programmes and initiatives. This year we have developed new partnerships with UNITAR, USAID, and the NGO WaterAid, among others, details of which can be found in the relevant sections below.

Business review (continued)

Focus on human rights

Our commitment to human rights throughout our value chain is fundamental to who we are and how we do business. In the expanded ‘Human rights’ section on page 117, we describe our work to assess our human rights impact.

Focus on diversity and inclusion

Diversity and inclusion have always been a priority for us, and this year we have gone further than ever to ensure that we are an open, fair, and welcoming business. Details are in the ‘Diversity and inclusion’ section on pages 120-121.

Focus on water and sustainable agriculture

The first full year of our Water Blueprint (see page 125) and the development of our new Sustainable Agriculture Strategy (see pages 123-124) are significant milestones in our efforts to evaluate and reduce our impacts along our entire value chain and to build thriving communities.

Beyond 2020

While our targets are set for 2020, our strategy is designed to support Diageo’s overall growth and performance for many years to come. It aims to help grow our brands’ relationships with consumers and others, strengthen our supply chain, reduce our costs, and mitigate long-term risk.

In the year that saw the launch of the UN’s Global Goals for sustainable development and the Paris Agreement on climate change, our strategy helps prepare us for a future in which the only successful business models will be those that can demonstrate a positive contribution to people and the planet.

CREATING A POSITIVE ROLE FOR ALCOHOL IN SOCIETY

We’re proud of what we do – and fully aware of our responsibilities. Ensuring that alcohol plays a positive role in society matters to everyone at Diageo – and as a business it is our most material issue, at the heart of our licence to operate, and essential to our performance.

We work to reduce harmful drinking, promote rigorous company and industry standards for responsible marketing, and provide consumers with information to help them make responsible choices.

Reducing harmful drinking

We seek to raise awareness and shift attitudes and behaviour to encourage informed choices around drinking – or not drinking. Our programmes cover a wide range of issues depending on local concerns and include initiatives to prevent drink driving, underage drinking, binge drinking and drinking during pregnancy. Diageo shares the goal set by the WHO of reducing harmful drinking by 10% across the world by 2025 in an effort to reduce non-communicable diseases.

Working with others is essential to this effort. Our partnerships with international organisations, governments, law enforcement agents, educators, parents and civil society allow us to gain important insights and to reach more people.

This year Diageo entered into a two-year partnership with the UN Institute for Training and Research (UNITAR) to contribute to reducing death and injuries from traffic accidents. The project will target more than 60 countries with a focus on those with the highest road traffic death rates.

In 2016, we supported 335 programmes to reduce harmful drinking in 55 countries. Highlights include the Diageo-supported industry campaign in Spain, ‘Minors Not a Single Drop’, which won the White Cross of the Order of Merit granted by the Minister of Health, and Diageo India’s road safety programme, which received the Prince Michael International Road Safety Award.

Giving consumers information

Diageo believes that responsible and moderate drinking can be part of a balanced lifestyle, and we want to provide our consumers with the information, tools and resources to make informed choices.

Business review (continued)

Our Diageo Consumer Information Standards, launched in June 2016, provide mandatory minimum standards for the information that must be included on labels and packaging on all Diageo-owned brands in all geographies (where legally permitted). Labels and packaging must include alcohol content and nutrition information per serve, alcohol content by volume, at least one and up to three responsible drinking symbols, a reference to our global responsible drinking website, DRINKiQ.com, a list of allergens, and recycling and sustainability symbols. We are the first in our industry to put this level of information in the hands of consumers, demonstrating our desire to be a true leader in helping consumers make informed decisions.

In January 2016 we relaunched DRINKiQ.com, which now has 25 specific country sites and is available in 12 languages. The refreshed site is making more information available to more people, especially via mobile.

Complaints about advertising upheld by industry bodies that report publicly (2015)		Industry complaints upheld	Complaints upheld about Diageo brands
Australia	Alcohol Beverage Code	10	0
Ireland	Advertising Standards Authority for Ireland (ASAI)	7	1
United Kingdom	The Portman Group	1	0
	Advertising Standards Authority (ASA)	5	1
United States	Distilled Spirits Council of the United States (DISCUS)	1	0

Our 2020 target

Industry collaboration

Implement Global Beer, Wine and Spirits Producers’ Commitments to reduce Harmful Drinking, including actions on:

•	Reducing underage drinking

•	Strengthening and expanding marketing codes of practice

•	Providing consumer information and responsible product innovation

•	Reducing drink driving

•	Enlisting the support of retailers to reduce harmful drinking.

KPI:

Accenture has developed 19 KPIs for all signatories to the Commitments, published in the annual Commitments report and assured by KPMG.

The 2015 (latest available) annual report on the Commitments shows progress against all action areas particularly underage drinking. For example, there was a 50% increase in the number of underage education initiatives, which are now available in 86 countries, compared with just 57 in 2014. These programmes directly engaged nearly 30 million unique adult influencers such as parents, teachers, and community leaders on the importance of respecting legal age limits on buying alcohol. Producers also worked with key stakeholders to enforce legal purchase age laws where they exist and to implement laws where they do not.

Responsible marketing

The Diageo Marketing Code and Digital Code are our mandatory minimum standards for responsible marketing, and we review them every 12–18 months to ensure they represent best practice. The Diageo Marketing Code was refreshed this year.

Five industry bodies publicly report breaches of their self-regulatory codes. This year, Diageo was found in breach by the ASA in the UK for a Smirnoff television advertisement on the grounds that the social occasion depicted depended on the presence of alcohol. We were also found in breach by the ASAI in Ireland for a post on the Guinness Facebook page on the grounds that it suggested that drinking may have therapeutic benefits. In both cases, the marketing material was immediately withdrawn.

Business review (continued)

Our 2020 target

Impactful programmes

•	Going beyond industry commitments, we will work in partnership to support programmes to address harmful drinking in our top 19* countries. We will evaluate these initiatives for efficacy and impact and report on the results.

*	Number of countries reduced from 20 to 19 following the sale of our Jamaican Red Stripe business (Jamaica having been one of our top countries).

KPI:

Number of countries that evaluate responsible drinking programmes.

This year, 84% of our top 19 countries assessed the effectiveness of their programmes, measuring increases in awareness or shifts in attitudes or behaviour. While evaluating our projects to determine reach is important, we continue to work with markets to create impact and to put in place robust mechanisms to evaluate that impact. We have developed and rolled out a measurement and evaluation toolkit supporting these efforts.

For examples of our evaluation in action, please see the ‘Our role in society’ section of our website.

Our 2020 target

Training

•	Reach 1 million adults with training materials that will enable them to become responsible drinking (RD) ambassadors.

KPI:

Number of adults, above legal drinking age, who have completed interactive training (face-to-face or online) on responsible drinking, serving, selling, and marketing.

This year we reached 380,622 people, through training programmes such as DRINKiQ, Learning for Life, Diageo Bar Academy, Plan W and others. We are well on our way to meeting our 1 million target, with more than 700,000 RD ambassadors created in the past two years. Our training programmes reach a broad audience including consumers, retail and hospitality industry workers, police and government agency personnel, and members of the medical profession. This year, we also launched an interactive version of DRINKiQ as part of the overall visitor experience at the Guinness Storehouse in Dublin. It will deliver DRINKiQ training on responsible drinking to around 300,000 visitors from across the world each year. In the first two months since launch, we have reached 21,000 people.

BUILDING THRIVING COMMUNITIES

We create value for millions of people as a buyer of goods and services, as an employer, as corporate citizens, and as producers of some of the world’s best-loved brands.

We want to continue to help the communities we live and work in thrive: by making Diageo a great, safe, and diverse place to work; by building sustainable supply chains; and through programmes that empower communities and individuals and increase their access to opportunity.

Human rights

Our commitment to, and respect for, human rights throughout our value chain is fundamental to who we are and how we do business. Our business is built on long-term relationships based on trust and shared value.

We have a clear policy which sets out our commitment to human rights. We do not tolerate discrimination, harassment, bullying or abuse; we comply with wage and working time laws; we respect our employees’ decisions to join or not join a trade union; and we do not tolerate forced or compulsory labour. We will not work with anyone, including any supplier, who does not adopt these values.

Business review (continued)

Our 2020 target

•	Act in accordance with the UN Guiding Principles on Business and Human Rights.

We are signatories to the UN Guiding Principles on Business and Human Rights (UNGP). These set clear expectations around monitoring and management of human rights. In 2015 we partnered with Business for Social Responsibility, a global not-for-profit consultancy, to help articulate our human rights vision and strategy. We conducted a corporate level assessment, which included mapping all our existing policies, processes, and procedures against the UNGP requirements.

Based on this, during the year, we developed a robust and comprehensive human rights impact assessment (HRIA) with a toolkit to support markets through a systematic review of their businesses to identify and assess potential human rights impacts. The HRIA considers our entire value chain from sourcing to selling, and helps us focus our activities on any areas of concern.

We conducted our first HRIA in Kenya in February, and as a result we are strengthening our processes to prevent risks in areas such as land rights and labour standards in agriculture. We also used the Kenya process as a pilot, and are now developing our approach for conducting HRIAs in other markets.

Empowering and enabling communities through our programmes

We have a long history of direct investment in long-term, actively-managed programmes that address the developmental challenges facing the communities where we source, make, and sell our products. Our programmes support the three main strands of our strategy, which align with the UN Global Goals:

•	Enabling entrepreneurship, employability and skills

•	Improving health and wellbeing, including through access to clean water, sanitation and hygiene

•	Helping to empower women.

Delivering impact

This year Diageo invested £16.3 million or 0.6% (2015 – 0.6%) of operating profit to charitable projects that help serve critical local need.

We want our programmes to have impact – it is how we will drive change. Working with partners magnifies our impact. For example, our new partnership with WaterAid helps support access to clean water and sanitation, and we have also announced a partnership with USAID on a joint programme in Colombia, building skills for veterans to support the country’s transition and growth, and on farmer training in South Sudan.

Our partners have welcomed our new Social Impact Framework (SIF), launched this year, because it enables them and us to measure and evaluate the impact of our programmes. The SIF, which we developed with input from three of our partner NGOs in 11 countries, provides a clear guide for the consistent implementation of programmes within our overall strategy. It uses key performance indicators to quantify the impacts of programmes, allowing us to identify and measure potential benefits and make a stronger case for investment. Our SIF is also helping us to ensure we quantify the full value of each of our existing programmes which have hitherto concentrated on a particular area.

Our 2020 target

•	Our community programmes enable those who live and work in our communities, particularly women, to have the skills and resources to build a better future for themselves. We will evaluate and report on the tangible impacts of our programmes.

KPI:

As part of the SIF we developed detailed impact metrics, and are currently working to determine appropriate KPIs for each of our programmes, which will report in 2017.

Business review (continued)

Our programmes include:

•	Water of Life – this programme has reached more than 10 million people in 18 countries in Africa since 2006. It is focused on access to water, sanitation and hygiene (WASH) in line with UN Global Goal 6: ‘Clean water and sanitation’, and is increasingly active in rural areas that supply raw materials to our business. This year we provided access to safe water and sanitation to 351,700 more beneficiaries.

•	Plan W – this programme aims to empower women, both our employees and those in our wider value chain, and enable them to play a greater role in the economy – this contributes to UN Global Goal 5: ‘Gender Equality’. To date this programme has empowered 260,000 women. However, we have revised the target set in 2013 to empower 2 million women by 2016 because we realised that to achieve meaningful change we needed to focus on impact rather than simply reach.

•	Learning for Life – this supports vocational and life-skills training which enable entrepreneurship, employability and skills, in line with UN Global Goal 4: ‘Ensure inclusive and quality education for all and promote lifelong learning’. It also strengthens our value chain through its emphasis on hospitality, retail, and entrepreneurship. Learning for Life currently operates over 90 initiatives a year in more than 40 countries. Since we launched the programme in 2008, more than 115,000 young people have taken part.

Community investment by focus area1 Community aspects of responsible drinking projects2 46% Brand-led and local community spend3 21% Learning for Life 20% Water of Life 7% Plan W 6% 1 This excludes our legacy commitment to the Thalidomide Trust and the Thalidomide Foundation Ltd of L10.2 million which in prior years we included as part of our community investment data. 2 This is a sub-section of the total responsible drinking budget. 3 Category includes cause-related brand campaigns, local market giving and disaster relief. Community investment by region1 North America 38% Europe and global functions 26% Asia Pacific and GTME 14% Latin America and Caribbean 14% Africa 8%

[1]	This excludes our legacy commitment to the Thalidomide Trust and the Thalidomide Foundation Ltd of £10.2 million which in prior years we included as part of our community investment data.
[2]	This is a sub-section of the total responsible drinking budget.
[3]	Category includes cause-related brand campaigns, local market giving and disaster relief.

Business review (continued)

Our people

We want our people to reach their full potential, and to play their part in Diageo reaching its full potential as a business. We aim to create a diverse, inclusive, and welcoming culture, where people are proud of their work, empowered to succeed, and know that their safety and other human rights are respected.

Health and safety

Our global Zero Harm programme is designed to ensure that all our people go home safe, every day – and our Health and Safety strategy aims for a business in which no-one is hurt, anywhere.

To reach that end we have set ourselves increasingly challenging milestones, with our current target being less than one lost-time accident (LTA) per 1,000 employees and no fatalities.

Sadly, in December 2015, a contractor fell to his death at our Ogba facility in Nigeria while carrying out maintenance work at height. We have long recognised our responsibility to contractors and visitors to our sites, and include them in our Severe and Fatal Incident Prevention (SFIP) programme, which is designed to identify and eliminate severe and fatal risks in our operations, and has significantly reduced the number of severe accidents. However, it is under constant review and, since this tragedy, we have conducted an in-depth review of SFIP compliance across Africa, in particular of contractors working at heights, to prevent accidents like this happening elsewhere.

Our 2020 target

Keep our people safe by achieving less than one LTA per 1,000 employees and no fatalities.

KPI:

Number of LTAs; number of fatalities.

This year we continued to drive significant improvement across the business through our Zero Harm programme, with a 13% reduction in LTAs, resulting in an LTA rate of 1.44. We focused particularly on embedding our programme in the recently acquired USL business in India. We also focused on our non-manufacturing sites to bring their safety record closer to that of our manufacturing sites, many of which are recording record low levels of safety incidents. Some of our locations, such as South East Asia and Venezuela, achieved zero LTAs this year, while two of our regions, North America and Africa, achieved less than one accident per 1,000 employees. With results like these, we are confident that Zero Harm is no longer just an aspiration, but a very real and achievable goal.

During the coming year we will continue to focus on practical programmes supported by behavioural change, in an effort to make Zero Harm a reality across Diageo.

Diversity and inclusion

We celebrate diversity and strive to create an inclusive culture that provides all individuals the freedom to succeed, irrespective of their gender, race, religion, disability, age or sexual orientation.

With 47% of our Executive Committee being women, we are proud of the progress we have made in developing female leaders, but there is more to do. We are also committed to building local talent, with our general managers representing over 25 different nationalities.

Business review (continued)

Our focus over the past year has been on broadening and deepening our approach to diversity and inclusion. Each market has developed a detailed multi-year plan to achieve stretching goals, and their performance is regularly tracked and benchmarked. Examples of market activities undertaken as a result include leadership sessions on unconscious bias in Europe, North America and India, a ‘Women in Supply’ leadership programme delivered to over 390 participants globally, and our commitment to ensuring that 50% of hires to our global graduate programme are women.

Our 2020 target

Build diversity, with 30% of leadership positions held by women and measures implemented to help female employees attain and develop in leadership roles.

KPI:

% of leadership positions held by women.

This year, 28% of leadership roles were held by women. At the most senior level, 42% of our Board members and 47% of our Executive Committee members are women.

Engaged and empowered employees

Our people are at the heart of our business, and we trust them to use their passion for our brands and pride in what we do to deliver our performance.

We support our people through clear policies, competitive reward programmes, coaching and development opportunities, and health and wellbeing initiatives. We aim to engage and communicate with them through collaborative campaigns and activities, such as #proudofwhatwedo, and to give them the freedom to succeed by fostering a culture of open communication in which best practice is shared and there is a two-way channel to and from our leadership.

We want our people to be engaged: passionate about our strategy, connected to our values, and motivated to be and perform at their best. The importance of this to our business is reflected in the fact that we measure employee engagement as one of our overarching KPIs, as set out on pages 23-27. Our annual Values Survey helps us measure how we are engaging our people and enabling them to perform.

Lost-time accident frequency rate per 1,000 full-time employees(i)	2012	2013	2014	2015(ii)	2016
North America	4.15	1.64	0.84	1.83	0.37
Europe, Russia and Turkey	2.41	2.12	2.08	2.51	1.28
Africa	1.82	2.55	0.56	1.20	0.77
Latin America and Caribbean	1.44	10.88	4.7	0.66	2.27
Asia Pacific	0.0	1.26	1.62	1.21	2.01

Diageo (total)	2.14	2.97	1.66	1.66	1.44

(i)	Number of accidents per 1,000 employees and directly supervised contractors resulting in time lost from work of one calendar day or more.
(ii)	2015 data has not been restated to include USL, so this comparison does not include the additional improvements within USL that we have seen in 2016. For further detail and the reporting methodologies, see our Sustainability & Responsibility Performance Addendum 2016.

Number of days lost to accidents per 1,000 full-time employees	2012	2013	2014	2015	2016
Diageo (total)	106.6	66.0	49.7	89.4	57

Fatalities	2012	2013	2014	2015	2016
Diageo (total)	1	4	1	1	1

Business review (continued)

Average number of employees by region by gender(i)	Men	Women	Total
North America	1,729	1,166	2,895
Europe, Russia and Turkey	6,555	4,197	10,752
Africa	4,110	1,166	5,276
Latin America and Caribbean	2,015	1,140	3,155
Asia Pacific	8,178	1,822	10,000

Diageo (total)	22,587	9,491	32,078

Average number of employees by role by gender	Men	Women	Total
Senior manager(ii)	493	193	686
Line manager(iii)	3,798	1,650	5,448
Supervised employee(iv)	18,296	7,648	25,944

Total	22,587	9,491	32,078

New hires by region by gender(i)	Men	Women	Total	% of regional headcount
North America	175	130	305	10.5
Europe, Russia and Turkey	859	785	1,644	15.3
Africa	352	203	555	10.5
Latin America and Caribbean	484	270	754	23.9
Asia Pacific	548	317	865	8.6

Diageo (total)	2,418	1,705	4,123	12.9

Percentage of total new hires	58.6	41.4

Leavers by region by gender(i)	Men	Women	Total	% of regional headcount
North America	568	342	910	31.4
Europe, Russia and Turkey	828	579	1,407	13.1
Africa	899	254	1,153	21.9
Latin America and Caribbean	646	374	1,020	32.3
Asia Pacific	817	294	1,111	11.1

Diageo (total)	3,758	1,843	5,601	17.5

Percentage of total leavers	67.1	32.9

(i)	Employees have been allocated to the region in which they reside.
(ii)	Top leadership positions in Diageo, excluding Executive Committee.
(iii)	All Diageo employees (non-senior managers), with one or more direct reports.
(iv)	All Diageo employees (non-senior managers) who have no direct reports.

Business review (continued)

Our 2020 targets

•	Increase employee engagement to 80%, becoming a top quartile performer on measures such as employee satisfaction, pride and loyalty.

•	Raise our performance enablement score, which measures a link between engagement and performance commitment, to 83%.

KPI:

Employee satisfaction, loyalty, advocacy and pride, measured through our Values Survey.

This year, 97% of our people participated in the Values Survey* (24,843 out of the 25,712 able to participate), with 77% identified as engaged, and 80% feeling they were ‘enabled to perform’. They confirmed that our core strengths continue to be our pride and sense of ownership in our business, a passion for our brands, and belief in our strategy.

Gratifyingly our survey scores continue to improve year on year and we are on our way to achieving our 2020 objective of reaching top quartile scores for the key metrics of engagement and performance enablement.

*	In 2014, we reviewed our overall approach to measuring engagement, and adopted a revised index. The new index allows us to compare our results with other best-in-class organisations, and sets us a more stretching benchmark for employee engagement.

Sustainable supply chains

Our direct suppliers – around 28,000 from more than 100 countries – who provide us with raw materials, expertise, and other resources are essential to our business. We believe that we create value in return, by supporting and building capability among our supplier communities and by strengthening environmental practices, alongside the economic value from trade.

As a minimum, we’re committed to responsible sourcing, which complies with legal and regulatory requirements, including those related to human rights and working conditions. With sustainable sourcing, we’re going beyond compliance to tackle risks and maximise opportunities for us and the people throughout our supply chain, contributing to reducing poverty and inequality, addressing environmental challenges, increasing wellbeing, and improving livelihoods in line with the UN Global Goals.

Sustainable agriculture

Our new Sustainable Agriculture Strategy (due to be launched in summer 2016) is designed to build on our long and mutually beneficial relationships with farmers and suppliers. Our vision is to make our agricultural supply chains environmentally, socially and economically sustainable. That means:

•	Respecting human rights (including land rights), building capacity and creating shared value with farming communities

•	Using resources efficiently and safeguarding future crops and ecosystems

•	Securing a supply for our business, while contributing to economic and wider growth.

Our 2020 targets

•	Establish partnerships with farmers to develop sustainable agricultural supplies of key raw materials.

KPI:

As part of our work on the Sustainable Agriculture Strategy, we are in the process of developing metrics to help us drive progress and measure our performance.

By giving farmers the tools they need to increase yields, we can help them improve livelihoods and increase capacity. We do this through a variety of programmes, including: training; enhancing access to inputs that support better yields, such as seeds and fertiliser; providing access to capital through micro-loans; supporting farmers’ groups; and encouraging sustainable practices that protect natural resources.

Business review (continued)

•	Source 80% of our agricultural raw materials locally in Africa by 2020.

KPI:

% agricultural raw materials sourced locally in Africa.

We sourced 73% of agricultural materials locally within Africa for use by our African markets, compared to 70% in 2015. We are on track, and believe that our work building farmer capacity in Africa, combined with our long history of engagement in the region, will help us continue to make progress.

•	Deliver our responsible sourcing commitments with suppliers to improve labour standards and human rights in our supply chains.

KPI:

% of potential high risk supplier sites audited.

We continued to work through SEDEX, a not-for-profit organisation that enables suppliers to share assessments and audits of ethical and responsible practices with multiple customers, and AIM-PROGRESS, a forum of over 40 leading consumer goods companies which promote responsible sourcing practices and sustainable supply chains. We also have an internal Know Your Business Partner programme to assess third parties against the risk of bribery and corruption.

To date, 1,061 of Diageo’s supplier sites assessed as a potential risk have completed a SEDEX self-assessment questionnaire. Of the 318 supplier sites assessed as a potential high risk, 47% (150) were independently audited during the last three years. Of these, 70 were commissioned by Diageo and 80 were accessed through SEDEX or AIM-PROGRESS.

Global raw materials by volume 2016 (Total 1.4 million tonnes) Barley1 43% Maize2 13% Wheat 9% Molasses 9% Sorghum 6% Sugar 6% Grapes 6% Agave 3% Rice 1% Dairy 1% Rye 1% Other 2% (including raisins, cassava, hops and aniseed) Global packaging materials3 by volume 2016 (Total 1.3 million tonnes) Glass 83% Corrugate 8% Cartons 2% PET 1% Closures 1% Cans 1% Bags 1% Labels and sleeves 1% Crowns 1% Beverage cartons 1%

1	Includes malted barley.
2	Excludes maize used to make the neutral spirit we purchase in North America to ensure our figures represent only raw materials we buy directly; maize therefore represents 13% of raw materials by volume this year, compared with 22% in 2015.
3	Excludes promotional materials.

Business review (continued)

REDUCING OUR ENVIRONMENTAL IMPACT

Performance against 2020 targets

2020 target	KPI	2016 performance	Cumulative performance vs baseline[1]
Reduce water use through a 50% improvement in water use efficiency	% improvement in litres of water use per litre of packaged product	12.5%	37.7%
Return 100% of wastewater from our operations to the environment safely	% reduction in wastewater polluting power, measured in BOD (‘000 tonnes)	37.7%	38.6%
Replenish the amount of water used in our final product in water-stressed areas	% of water replenished in water- stressed locations	21.0%	21.0%
Reduce absolute GHG emissions from direct operations by 50%	% reduction in absolute GHG (kt CO2 e)	7.7%	36.2%
Achieve a 30% reduction in absolute GHG emissions along the total supply chain	% reduction in absolute GHG (kt CO2 e)	4.0%	18.2%
Reduce total packaging by 15%, while increasing recycled content to	% of total packaging by weight	0.8%	8.0%
	% of recycled content by weight	1.0%	40.0%
45% and making 100% of packaging recyclable	% of recyclable packaging by weight	0.1%	98.7%
Achieve zero waste to landfill	% reduction in total waste to landfill (tonnes)	41.4%	90.1%

(i)	Baseline year is 2007, except for packaging which is 2009 and water replenishment which is 2015.

We aim to be a business which uses natural resources efficiently, reduces our impact on climate change, causes no lasting damage to habitats or biodiversity and, where possible, improves the environment we operate in.

We are committed to minimising our environmental impact across all our operations, and we have continued to extend our environmental programmes into the broader supply chain. This will help ensure the sustainability and security of our supply chain, supporting the resilience and growth of our business.

Action on climate change

This year saw an unprecedented international focus on climate action, with the COP21 conference in December resulting in the Paris Agreement on climate change.

We have long advocated the reduction of carbon emissions by business in response to climate change. As members of the We Mean Business Coalition, we committed to carbon emissions reduction targets, eliminating commodity-driven deforestation, and providing climate change information in corporate filings. We are also committed to procuring 100% of our electricity from renewable sources by 2030 and reducing emissions from short-lived climate pollutants. During COP21, we confirmed our membership of the Business Alliance for Water and Climate Change.

Focus on water

Water remains one of our most material environmental issues: as a drinks company, water is an essential resource, and its careful management is a business priority.

Water is also a shared resource, with complex interdependencies between different users, which means that its use, especially in water-stressed areas, can have impacts on communities and the wider environment. The map on page 37 shows the number of our sites located in water-stressed areas. These account for approximately a third of our total production by volume. Our strategic aim is to reduce our overall impact, especially in water-stressed areas such as Africa, India and Brazil which this year saw severe droughts. During the year we developed specific local strategies to address water stewardship in East Africa and India.

Our Water Blueprint, launched in April 2015, outlines how we will protect and manage our water resources globally, particularly in relation to emerging markets. The strategy incorporates our global supply chain, which will enable better understanding and management of our total impact on water.

Business review (continued)

A year of progress in all areas

This year we have made progress against all our 2020 environmental targets while broadening our scope and ambition. New acquisitions have been fully integrated into the business, including United National Breweries (UNB) in South Africa and Don Julio in Mexico, and are included in our independent environmental auditing and associated limited assurance statement.

Our 2020 targets

Water stewardship

•	Reduce water use through a 50% improvement in water use efficiency.

KPI:

% improvement in litres of water used per litre of packaged product.

This year our water efficiency improved by 12.5% compared with 2015 and by 37.7% compared with our baseline. In our operations, this was driven by improvements in East Africa, where our Tusker Brewery in Nairobi improved water efficiency by 27%, and in Canada, where our Gimli distillery improved by 35%.

26,682 cubic metres of water were used for agricultural purposes on land under Diageo’s operational control. This is reported separately from water used in our direct operations.

•	Return 100% of wastewater from our operations to the environment safely.

Business review (continued)

KPI:

% reduction of wastewater polluting power measured in 1,000t BOD.

We reduced the polluting power of the wastewater we returned to the environment by 37.7% this year.

This year’s performance was driven predominantly by maintaining excellent progress at our breweries in Africa and India, and reducing production (and consequently wastewater volume) from our Cameronbridge distillery in Scotland.

•	Equip our suppliers with tools to protect water resources in our most water-stressed locations.

KPI:

% of key suppliers engaged in water management practices.

Since joining the CDP’s Water Programme last year, we have made progress in developing ways to qualitatively evaluate our suppliers’ use of water in future years and to encourage and support suppliers to protect water resources.

We engaged around 40 of our largest suppliers to disclose their water management practices through this programme. Of the 62% of suppliers that responded, 79% reported having a reduction target in place. In the coming year we will scale up this programme to over 100 of our key suppliers and third-party operators.

•	Replenish the amount of water used in our final product in water-stressed areas.

KPI:

% of water replenished in water-stressed locations.

This year, 21% of total water used in final product in water-stressed areas was replenished.

This new target commits us to replenishing approximately 1,000,000 cubic metres of water by 2020, or 200,000 cubic metres each year. In the first year, we have replenished 215,000 cubic metres through reforestation, desilting of dams, water storage, and safe water and sanitation projects. The majority of these projects are near our sites located in acutely water-stressed areas in India and East Africa.

In addition, the volume of water recycled or reused in our own production was 1,797,985 cubic metres, representing 8.4% of total water withdrawals.

Water efficiency by region, by year (l/l)(i), (ii)	2007	2014	2015	2016
North America	6.79	5.41	5.35	5.20
Europe, Russia and Turkey	7.89	7.02	6.73	5.78
Africa	8.48	5.60	5.14	4.53
Latin America and Caribbean	34.66	31.20	6.26	4.58
Asia Pacific	7.09	7.10	5.68	4.98
Diageo (total)	8.21	6.75	5.84	5.11

Business review (continued)

Wastewater polluting power by region, by year (BOD/t)(i)	2007	2014	2015	2016
North America	242	15	13	101
Europe, Russia and Turkey	22,927	35,851	31,543	19,494
Africa	9,970	2,727	670	460
Latin America and Caribbean	11	22	50	48
Asia Pacific	92	489	489	298
Corporate	0	0	0	0

Diageo (total)	33,242	39,104	32,765	20,401

Total under direct control	32,412	38,867	32,535	20,123

(i)	2007 baseline data and data for each of the intervening years in the period ended 30 June 2015 have been restated in accordance with Diageo’s environmental reporting methodologies.
(ii)	In accordance with Diageo’s environmental reporting methodologies, total water used excludes irrigation water for agricultural purposes on land under the operational control of the company.

Our 2020 targets

Carbon

•	Reduce absolute GHG emissions from direct operations by 50%.

KPI:

% reduction in absolute GHG (kt CO2 e).

We use the World Resources Institute/ World Business Council for Sustainable Development Greenhouse Gas Protocol as a basis for reporting our emissions, and we include all facilities over which we have operational control for the full fiscal year.

We reduced GHG emissions in our direct operations this year by 7.7% through a range of measures and initiatives, including a reduction in coal use in India, energy improvements at our US Virgin Islands business, and the transition to hydro-powered grid electricity in Cameroon.

Diageo’s total direct and indirect carbon emissions (location/gross) were 845,000 tonnes (direct emissions (scope 1) 656,000 tonnes and indirect emissions (scope 2) 189,000 tonnes). In 2015, total direct and indirect carbon emissions (location/gross) were 903,000 tonnes (direct emissions 710,000 and indirect emissions 193,000 tonnes). The intensity ratio this year was 203 grams per litre packaged, compared to 227 grams per litre in 2015.

This year, approximately 52.1% of electricity at our production sites came from low-carbon sources such as wind, hydro and nuclear, compared to 57.6% in 2015. The divestment of the wines business and acquisition of UNB are the principal drivers of this year-on-year change. In the United Kingdom, 99.5% of our electricity came from low-carbon sources.

Business review (continued)

•	Achieve a 30% reduction in absolute GHG emissions along the total supply chain.

KPI:

% reduction in absolute GHG (kt CO2e).

This new target underpins our commitment to reduce carbon emissions, including collaborating with our suppliers, distributors and customers to reduce emissions along the total supply chain. This year, we established the total supply chain carbon footprint of our 2007 baseline year as 4.09 million tonnes. In 2016, our total supply chain carbon footprint was 3.34 million tonnes, a reduction of 18.2% versus the baseline and a 4% reduction since 2015. The key drivers are lower emission factors attributed to fertiliser use and consequently agricultural raw materials; reduced emissions from our packaging materials; and the reduced carbon footprint of our direct operations.

In our supply chain we engaged 145 key suppliers on measuring and managing their carbon emissions through the CDP. Of the 85% that responded to the CDP questionnaire, 48% reported having an emissions reduction target in place.

•	Ensure all our new refrigeration equipment in trade is HFC-free, with a reduction in associated GHG emissions from 2015.

KPI:

% of equipment sourced HFC-free from 1 July 2015.

This year, 99% of the more than 17,000 fridges we purchased were sourced as HFC-free equipment.

Direct and indirect carbon emissions by weight (1,000 tonnes CO2e)1,2 (market-/net-based) 878 739 658 595 190 84 80 86 2007 2014 2015 2016 Direct Indirect

1	CO2e figures are calculated using the WRI/WBCSD GHG Protocol guidance available at the beginning of our financial year, the kWh/CO2e conversion factor provided by energy suppliers, the relevant factors to the country of operation, or the International Energy Agency, as applicable.
2	2007 baseline data, and data for each of the intervening years in the period ended 30 June 2015, have been restated in accordance with the WRI/WBCSD GHG Protocol and Diageo’s environmental reporting methodologies.

Carbon emissions by weight by region (1,000 tonnes CO2 e)(i), (ii)	2007	2014	2015	2016
North America	214	55	53	45
Europe, Russia and Turkey	406	355	329	285
Africa	271	235	248	250
Latin America and Caribbean	7	15	15	15
Asia Pacific	151	152	81	73
Corporate	19	11	12	13

Diageo (total)	1,068	823	738	681

(i)	CO2e figures (market/net) are calculated using the WRI/WBCSD GHG Protocol guidance available at the beginning of our financial year, the kWh/CO2 e conversion factor provided by energy suppliers, the relevant factors to the country of operation, or the International Energy Agency, as applicable.
(ii)	2007 baseline data, and data for each of the intervening years in the period ended 30 June 2015, have been restated in accordance with the WRI/WBCSD GHG Protocol and Diageo’s environmental reporting methodologies.

Business review (continued)

Our 2020 targets

Packaging

•	Reduce total packaging by 15%, while increasing recycled content to 45% and making 100% of packaging recyclable.

KPI:

% of total packaging by weight.

KPI: % of recycled content by weight.

KPI: % of recyclable packaging by weight.

This year we achieved a 0.8% reduction in packaging weight vs 2015 (8.0% vs 2009 baseline); a 1.0% increase in recycled content vs 2015 (40% vs 2009 baseline); and increased packaging recyclability by 0.1% vs 2015 (98.7% vs 2009 baseline).

Our Sustainable Packaging Commitments are used by brands and technical teams as well as suppliers and support our on-going programme to produce packaging with the lowest environmental impact. They were refreshed in 2016 to, among other things, introduce new guidance to support a circular economy approach.

•	Sustainably source all of our paper and board packaging to ensure zero net deforestation.

KPI:

% sustainably sourced paper and board packaging.

We define sustainably sourced as Forest Stewardship Council (FSC) or Programme for the Endorsement of Forest Certification (PEFC) certified, or recycled fibre. This year we established a strategic process for managing and reporting the volume of sustainably sourced paper and board packaging. To date we have engaged close to 100 suppliers to establish a baseline, and are embedding our sustainable sourcing criteria in how we work with our suppliers.

Our 2020 target

Waste

•	Achieve zero waste to landfill.

KPI:

% reduction in total waste to landfill (tonnes).

We achieved a 41.4% reduction in waste to landfill compared to last year. A key driver was achieving approval for new ways to use organic waste from our Turkish operations, particularly reusing by-products from wastewater treatment facilities and using aniseed residues as fertiliser.

Business review (continued)

Total waste to landfill by region (tonnes)(i)	2007	2014	2015	2016
North America	40,154	174	123	148
Europe, Russia and Turkey	22,464	6,525	7,207	2,974
Africa	37,062	12,699	7,507	6,080
Latin America and Caribbean	246	285	218	155
Asia Pacific	8,583	13,766	2,984	703
Corporate	591	687	687	894

Diageo (total)	109,100	34,136	18,726	10,954

(i)	2007 baseline data and data for each of the intervening years in the period ended 30 June 2014 have been restated in accordance with Diageo’s environmental reporting methodologies.

GOVERNANCE AND ETHICS

In a volatile political and commercial environment, governance and ethics grow ever more important. People want to trust the company behind the brands they love.

The global risk and compliance team provide rigorous oversight of our risk management, controls and compliance and ethics programme. As our business grows, so does our investment in improving our productivity and performance through increasing levels of automation and more efficient and effective systems and processes.

Communications and compliance training

KPI:

Number of eligible employees completing the Annual Certification of Compliance (ACC).

This year, 100% of manager level and above employees completed the ACC.

We have placed a renewed emphasis on building compliance capability across the business and are working hard to engage our employees.

We launched our refreshed Code of Business Conduct (our Code) to every employee in every market in July 2015, and we have continued to engage our employees through impactful communications.

Each market has its own training plan for our Code and key policies which they deliver through locally organised, risk-based training. We have strengthened our communication on good practice through annual market engagement events like the Pathway of Pride programme, Ethics Day in Asia Pacific and Compliance Awareness Day in Latin America.

We require all new employees to complete our Code training within 30 days of joining the business. We regularly review our training and communications material – and methods for delivery – to ensure they remain relevant to the risks our employees face in their roles.

Our ACC certifies that each employee at manager level and above fully understands what is expected of them. In 2016, the ACC was completed by all 9,668 eligible managers.

USL, which updated its Code of Business Conduct and Ethics in 2015, rolled out its first ACC to all eligible managers – 2,540 of USL employees, or approximately 44% of all employees (of which 3,238 work in a non-office environment with no access to computers or email).

Risk management

Following the launch of the new risk management global standard in 2015, we continue to evolve our risk management programme. This year we standardised our scenario planning methodologies and risk management training, and made it mandatory for a wider group within the business, in order to address the increased risk of volatility. Our global standard requires all markets and functions to perform risk assessments at least annually and to consider risks concerning human rights, bribery and corruption, anti-money laundering and all other relevant laws and regulation.

Business review (continued)

Controls and automation

The principles of our strong control programme remain unchanged and this year we worked on automating many of our manual control processes as part of our Next Generation Controls programme. Changes are carefully managed to ensure our control environment and assurance programme are robust, but also delivered in an efficient and effective manner.

Due diligence

Continuing to ensure that we do not expose ourselves to additional compliance risk from third-party business partners remains a priority. This year we introduced a globally automated system that carries out real-time sanctions due diligence, checking third parties for bribery and corruption risks.

Monitoring, auditing and reporting

We aim to create a culture in which employees feel comfortable raising concerns about potential breaches of our Code or policies. We expect anyone who comes across a breach to report it immediately, either through our confidential whistleblowing helpline SpeakUp, to their manager, or to a member of the global risk and compliance, human resources or legal teams. SpeakUp is also available to our business partners.

There were 752 suspected breaches reported this year, of which 340 were subsequently substantiated. Of the suspected breaches, 311 were reported through SpeakUp, compared with 386 in 2015.1 All allegations are taken seriously and those that require action are investigated. Our response to proven breaches varies depending on the severity of the matter, and we monitor breaches to identify trends or common areas where further action may be required. This year, 94 people exited the business as a result of breaches of our Code or policies, compared with 131 in 2015.1

Our overall case volumes have fallen by 10% since last year and the number of employees exiting our business as a result of breaches has fallen by 28%. We believe this is a positive indication that our compliance programme is maturing. Our employees better understand what constitutes a breach and what doesn’t, and our training and enforcement is having an impact.

1	2015 numbers restated to include USL.

1	Reported through SpeakUp – 311; 2015 – 386.

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

Organic movements

In the discussion of the performance of the business, ‘organic’ information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements

The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the amount in the row titled ‘2015 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

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

Exchange impacts in respect of profit on intergroup sales of products and intergroup recharges are reported in ‘other operating expenses’.

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

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the period up to the date of the external results announcement, the group, in the organic movement calculations, excludes the results for that business from the current and prior year. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. In addition, disposals include the elimination of the results (for volume, sales, net sales and marketing only) of operations in India where United Spirits Limited (USL) previously fully consolidated the results but which are now operated on a royalty or franchise model where USL now receives royalties only for sales made by that operation.

Business review (continued)

(c) Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements, and are excluded from the organic movement calculations.

Organic movement calculations for the year ended 30 June 2016 were as follows:

	North America million	Europe, Russia and Turkey million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2015 reported	47.3	44.1	26.2	21.6	107.0	—	246.2
Disposals(iii)	(1.3)	(2.3)	(0.2)	(1.3)	(3.3)	—	(8.4)

2015 adjusted	46.0	41.8	26.0	20.3	103.7	—	237.8
Acquisitions and disposals(iii)	0.5	1.3	3.0	0.7	—	—	5.5
Organic movement	0.5	0.8	2.3	(0.4)	(0.1)	—	3.1

2016 reported	47.0	43.9	31.3	20.6	103.6	—	246.4

Organic movement %	1	2	9	(2)	—	n/a	1

Business review (continued)

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2015 reported	3,909	4,683	1,868	1,297	4,129	80	15,966
Exchange(i)	199	(181)	(143)	(181)	(54)	—	(360)
Disposals(iii)	(283)	(247)	(31)	(119)	(48)	(48)	(776)

2015 adjusted	3,825	4,255	1,694	997	4,027	32	14,830
Acquisitions and disposals(iii)	117	124	89	76	8	—	414
Organic movement	95	214	92	5	(13)	4	397

2016 reported	4,037	4,593	1,875	1,078	4,022	36	15,641

Organic movement %	2	5	5	1	—	13	3

Net sales
2015 reported	3,455	2,617	1,415	1,033	2,213	80	10,813
Exchange(i)	172	(87)	(102)	(134)	(21)	—	(172)
Disposals(iii)	(272)	(184)	(18)	(98)	(35)	(48)	(655)

2015 adjusted	3,355	2,346	1,295	801	2,157	32	9,986
Acquisitions and disposals(iii)	113	96	72	57	7	—	345
Organic movement	97	102	34	5	34	4	276
Reclassification(ii)	—	—	—	—	(122)	—	(122)

2016 reported	3,565	2,544	1,401	863	2,076	36	10,485

Organic movement %	3	4	3	1	2	13	3

Marketing
2015 reported	542	388	147	194	344	14	1,629
Exchange(i)	23	1	(11)	(26)	—	—	(13)
Disposals(iii)	(22)	(7)	—	(11)	(1)	(2)	(43)

2015 adjusted	543	382	136	157	343	12	1,573
Acquisitions and disposals(iii)	8	2	6	10	—	—	26
Organic movement	(10)	20	1	—	(42)	(6)	(37)

2016 reported	541	404	143	167	301	6	1,562

Organic movement %	(2)	5	1	—	(12)	(50)	(2)

Operating profit before exceptional items
2015 reported	1,448	804	318	263	356	(123)	3,066
Exchange(i)	77	(24)	(67)	(57)	(5)	(7)	(83)
Acquisitions and disposals(iii)	(55)	(34)	(5)	(17)	(1)	(2)	(114)

2015 adjusted	1,470	746	246	189	350	(132)	2,869
Acquisitions and disposals(iii)	25	10	(7)	12	1	(1)	40
Organic movement	56	45	(27)	(2)	44	(17)	99

2016 reported	1,551	801	212	199	395	(150)	3,008

Organic movement %	4	6	(11)	(1)	13	(13)	3

Organic operating margin %
2016	44.2%	32.3%	16.5%	23.2%	18.0%	n/a	28.9%
2015	43.8%	31.8%	19.0%	23.6%	16.2%	n/a	28.7%

Margin improvement/(decline) (bps)	39	51	(252)	(39)	176	n/a	19

Business review (continued)

(1)	For the reconciliation of sales to net sales and operating profit before exceptional items to operating profit see page 54 and page 207.
(2)	Percentages and margin improvement/(decline) are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations

(i)	The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of the Nigerian naira, the South African rand, the Venezuelan bolivar, the Brazilian real and the Turkish lira, partially offset by the US dollar.
(ii)	Following a review of the third party production arrangements in India it was determined to be more appropriate to ensure consistent reporting by reclassifying the excise duties payable by the third party production companies as excise duties. This change was implemented by USL in its first three months of its financial year ended 30 June 2016, and resulted in net sales for the year ended 30 June 2016 reducing by £122 million with a corresponding decrease in cost of sales. There was no impact on gross or operating profit.
(iii)	In the year ended 30 June 2016 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

Business review (continued)

	Volume equ. units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
Year ended 30 June 2015
Acquisitions
Integration costs	—	—	—	—	7

	—	—	—	—	7

Disposals
North America Wines and Percy Fox	(2.2)	(386)	(343)	(18)	(58)
Grand Marnier	(0.2)	(26)	(20)	—	(2)
Bouvet	(0.1)	(16)	(16)	(1)	(2)
Argentina	(0.6)	(38)	(33)	(3)	(4)
South Africa	(0.2)	(27)	(15)	—	(3)
Jamaica and Red Stripe	(1.1)	(133)	(107)	(11)	(23)
Bushmills	(0.7)	(65)	(50)	(8)	(23)
USL owned to franchise	(3.2)	(29)	(17)	—	—
Gleneagles	—	(48)	(48)	(2)	(4)
Other	(0.1)	(8)	(6)	—	(2)

	(8.4)	(776)	(655)	(43)	(121)

Acquisitions and disposals	(8.4)	(776)	(655)	(43)	(114)

Year ended 30 June 2016
Acquisitions
Don Julio	0.3	34	22	6	23
United National Breweries	2.6	44	44	1	4
South Africa	0.3	35	23	5	(11)
Argentina	—	1	1	—	—
Transaction costs	—	—	—	—	(1)

	3.2	114	90	12	15

Disposals
North America Wines and Percy Fox	1.1	181	161	8	12
Grand Marnier	0.3	28	22	—	3
Bouvet	—	7	7	—	1
Argentina	0.3	19	16	2	—
South Africa	0.1	9	4	—	(1)
Jamaica and Red Stripe	0.5	52	41	4	7
Bushmills	—	3	2	—	1
Other	—	1	2	—	2

	2.3	300	255	14	25

Acquisitions and disposals	5.5	414	345	26	40

Earnings per share before exceptional items

Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Business review (continued)

Earnings per share before exceptional items for the years ended 30 June 2016 and 30 June 2015 are set out in the table below.

	2016 £ million	2015 £ million
Profit attributable to equity shareholders of the parent company	2,244	2,381
Exceptional operating items attributable to equity shareholders of the parent company	171	268
Non-operating items attributable to equity shareholders of the parent company	(115)	(373)
Tax in respect of exceptional operating and non-operating items attributable to equity shareholders of the parent company	(58)	(51)

	2,242	2,225

Weighted average number of shares
Shares in issue excluding own shares (million)	2,508	2,505
Dilutive potential ordinary shares (million)	10	12

	2,518	2,517

Basic earnings per share before exceptional items (pence)	89.4	88.8

Diluted earnings per share before exceptional items (pence)	89.0	88.4

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

Free cash flow reconciliations for the years ended 30 June 2016 and 30 June 2015 are set out in the table below:

	2016 £ million	2015 £ million
Net cash from operating activities	2,548	2,551
Disposal of property, plant and equipment and computer software	57	52
Purchase of property, plant and equipment and computer software	(506)	(638)
Movements in loans and other investments	(2)	(2)

Free cash flow	2,097	1,963

Business review (continued)

Operating cash conversion

Operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows/outflows in respect of exceptional items, dividends received from associates, maturing inventories, other items and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional operating items.

The ratio is stated at the budgeted exchange rate for the respective year in line with management reporting and is expressed as a percentage.

Operating cash conversion for the years ended 30 June 2016 and 30 June 2015 were as follows:

	2016 £ million	2015 £ million
Operating profit	2,841	2,797
Exceptional operating items	167	269
Depreciation and amortisation(i)	355	371
Retranslation to budgeted exchange rates	18	146

	3,381	3,583

Cash generated from operations	3,360	3,456
Cash payments in respect of exceptional items	80	221
Post employment payments less amounts included in operating profit(i)	58	67
Net movement in maturing inventories	144	247
Dividends received from associates	(173)	(183)
Other items(i)	15	(21)
Retranslation to budgeted exchange rates	75	148

	3,559	3,935

Operating cash conversion	105.3%	109.8%

(i)	excluding exceptional items.

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

Business review (continued)

Calculations for the return on average total invested capital for the years ended 30 June 2016 and 30 June 2015 are set out in the table below.

	2016 £ million	2015 £ million
Operating profit	2,841	2,797
Exceptional operating items	167	269
Profit before exceptional operating items attributable to non-controlling interests	(108)	(87)
Share of after tax results of associates and joint ventures	221	175
Tax at the tax rate before exceptional items of 19.0% (2015 – 18.3%)	(593)	(577)

	2,528	2,577

Average net assets (excluding net post employment liabilities)	10,202	8,910
Average non-controlling interest	(1,558)	(1,240)
Average net borrowings	9,130	9,682
Average integration and restructuring costs (net of tax)	1,639	1,604
Goodwill at 1 July 2004	1,562	1,562
Adjustment in respect of acquisition of USL(i)	—	493

Average total invested capital	20,975	21,011

Return on average total invested capital	12.1%	12.3%

(i)	For the year ended 30 June 2015 average net assets were adjusted for the inclusion of USL as though it was owned throughout the year as it became a subsidiary on 2 July 2014.

Business review (continued)

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

The tax rates from operations before exceptional and after exceptional items for the year ended 30 June 2015 and 30 June 2016 are set out in the table below.

	2016 £ million	2015 £ million
Tax before exceptional items (a)	552	517
Tax in respect of exceptional items	(56)	(51)

Taxation on profit from operations (b)	496	466

Profit from operations before taxation and exceptional items (c)	2,902	2,829
Non-operating items	123	373
Exceptional operating items	(167)	(269)

Profit before taxation (d)	2,858	2,933

Tax rate before exceptional items (a/c)	19.0%	18.3%

Tax rate after exceptional items (b/d)	17.4%	15.9%

Other definitions

Volume share is a brand’s retail volume expressed as a percentage of the retail volume of all brands in its segment.

Value share is a brand’s retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.

Price/mix is the number of percentage points by which the organic movement in net sales differs to the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.

Depletion is the estimated volume of the first onward sales from our direct customers, measured on an equivalent units basis.

References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, John Walker & Sons Collection, Johnnie Walker The Gold Route, Johnnie Walker The Royal Route and other Johnnie Walker super premium brands; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray Malacca Gin; Cîroc, Ketel One vodka; Don Julio, Zacapa, Bundaberg SDlx, Shui Jing Fang, Jinzu gin, Haig Club whisky, Orphan Barrel whiskey and DeLeón Tequila.

References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits include, but are not limited to, Bell’s, Buchanan’s, Bundaberg, Bulleit, Cacique, Crown Royal, Don Julio, JeB, McDowell’s, Old Parr, Yenì Raki, Ketel One vodka, scotch malts, White Horse, Windsor and Ypióca. Global giants and local stars exclude ready to drink.

References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

References to beer include non-alcoholic products such as Malta Guinness.

References to the group include Diageo plc and its consolidated subsidiaries.

Business review (continued)

Reconciliations of non-GAAP measures to GAAP measures — 2015 compared with 2014

Organic movements

Organic movement calculations for the year ended 30 June 2015 were as follows:

	North America million	Europe, Russia and Turkey million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2014 reported	49.3	44.6	24.4	23.0	14.8	—	156.1
Disposals(ii)	(0.9)	(0.7)	—	—	—	—	(1.6)

2014 adjusted	48.4	43.9	24.4	23.0	14.8	—	154.5
Acquisitions and disposals(ii)	0.3	0.4	—	0.3	92.7	—	93.7
Organic movement	(1.4)	(0.2)	1.8	(1.7)	(0.5)	—	(2.0)

2015 reported	47.3	44.1	26.2	21.6	107.0	—	246.2

Organic movement %	(3)	—	7	(7)	(3)	n/a	(1)

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2014 reported	3,915	4,935	1,846	1,404	1,801	79	13,980
Exchange(i)	115	(307)	(123)	(152)	(39)	(3)	(509)
Disposals(ii)	(75)	(63)	(1)	(1)	(2)	(45)	(187)

2014 adjusted	3,955	4,565	1,722	1,251	1,760	31	13,284
Acquisitions and disposals(ii)	28	45	—	29	2,358	48	2,508
Organic movement	(74)	73	146	17	11	1	174

2015 reported	3,909	4,683	1,868	1,297	4,129	80	15,966

Organic movement %	(2)	2	8	1	1	3	1

Net sales
2014 reported	3,444	2,814	1,430	1,144	1,347	79	10,258
Exchange(i)	97	(186)	(100)	(123)	(22)	(3)	(337)
Disposals(ii)	(62)	(44)	(1)	(1)	(2)	(45)	(155)

2014 adjusted	3,479	2,584	1,329	1,020	1,323	31	9,766
Acquisitions and disposals(ii)	25	31	1	24	922	48	1,051
Organic movement	(49)	2	85	(11)	(32)	1	(4)

2015 reported	3,455	2,617	1,415	1,033	2,213	80	10,813

Organic movement %	(1)	—	6	(1)	(2)	3	—

Business review (continued)

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Marketing
2014 reported	540	413	152	203	305	7	1,620
Exchange(i)	16	(30)	(10)	(22)	(1)	—	(47)
Disposals(ii)	(4)	(5)	—	—	—	(3)	(12)

2014 adjusted	552	378	142	181	304	4	1,561
Acquisitions and disposals(ii)	11	4	—	3	65	3	86
Organic movement	(21)	6	5	10	(25)	7	(18)

2015 reported	542	388	147	194	344	14	1,629

Organic movement %	(4)	2	4	6	(8)	175	(1)

Operating profit before exceptional items
2014 reported	1,460	853	340	328	283	(130)	3,134
Exchange(i)	27	(67)	(52)	(60)	(13)	4	(161)
Acquisitions and disposals(ii)	(2)	(15)	—	(1)	18	2	2

2014 adjusted	1,485	771	288	267	288	(124)	2,975
Acquisitions and disposals(ii)	—	13	1	3	48	4	69
Organic movement	(37)	20	29	(7)	20	(3)	22

2015 reported	1,448	804	318	263	356	(123)	3,066

Organic movement %	(2)	3	10	(3)	7	(2)	1

Organic operating margin %
2015	42.2%	30.6%	22.4%	25.8%	23.9%	n/a	30.7%
2014	42.7%	29.8%	21.7%	26.2%	21.8%	n/a	30.5%

Margin improvement (bps)	(47)	75	75	(41)	209	n/a	24

(1)	For the reconciliation of sales to net sales and operating profit before exceptional items to operating profit see page 87 and pages 208-209.
(2)	Percentages and margin improvement are calculated on rounded figures.

Notes: Information relating to the organic movement calculations

(i)	The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of the Venezuelan bolivar, the euro, the Russian rouble and the US dollar.
(ii)	In the year ended 30 June 2015 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

Business review (continued)

	Volume equ. units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
Year ended 30 June 2014
Acquisitions
Transaction costs	—	—	—	—	12
Integration costs	—	—	—	—	12

	—	—	—	—	24

Disposals
Jose Cuervo	(0.7)	(54)	(44)	—	9
Bushmills	(0.8)	(79)	(60)	(10)	(28)
Gleneagles	—	(45)	(45)	(2)	(2)
Other disposals	(0.1)	(9)	(6)	—	(1)

	(1.6)	(187)	(155)	(12)	(22)

Acquisitions and disposals	(1.6)	(187)	(155)	(12)	2

Year ended 30 June 2015
Acquisitions
United Spirits Limited	92.7	2,356	921	65	53
DeLeón	—	5	5	8	(8)
Don Julio	0.3	28	23	3	6
Transaction costs	—	—	—	—	(1)
Integration costs	—	—	—	—	(7)

	93.0	2,389	949	76	43

Disposals
Bushmills	0.7	66	50	8	22
Gleneagles	—	48	48	2	4
Other disposals	—	5	4	—	—

	0.7	119	102	10	26

Acquisitions and disposals	93.7	2,508	1,051	86	69

Business review (continued)

Earnings per share before exceptional items

Earnings per share before exceptional items for the years ended 30 June 2015 and 30 June 2014 were as follows:

	2015 £ million	2014 £ million
Profit attributable to equity shareholders of the parent company	2,381	2,248
Exceptional operating items attributable to equity shareholders of the parent company	268	261
Non-operating items	(373)	(140)
Tax in respect of exceptional operating and non-operating items	(51)	(58)
Discontinued operations	—	83

	2,225	2,394

Weighted average number of shares in issue (million)	2,505	2,506

Earnings per share before exceptional items (pence)	88.8	95.5

Diluted earnings per share before exceptional items (pence)	88.4	95.1

Free cash flow

Free cash flow reconciliation for the years ended 30 June 2015 and 30 June 2014 were as follows:

	2015 £ million	2014 £ million
Net cash from operating activities	2,551	1,790
Disposal of property, plant and equipment and computer software	52	80
Purchase of property, plant and equipment and computer software	(638)	(642)
Movements in loans and other investments	(2)	7

Free cash flow	1,963	1,235

Return on average total invested capital

Calculations for the return on average total invested capital for the years ended 30 June 2015 and 30 June 2014 were as follows:

	2015 £ million	2014 £ million
Operating profit	2,797	2,707
Exceptional operating items	269	427
Profit for the year attributable to non-controlling interests	(87)	(58)
Share of after tax results of associates and joint ventures	175	252
Tax at the tax rate before exceptional items of 18.3% (2014 — 18.2%)	(577)	(606)

	2,577	2,722

Average net assets (excluding net post employment liabilities)	8,910	8,300
Average non-controlling interests	(1,240)	(924)
Average net borrowings	9,682	8,783
Average integration and restructuring costs (net of tax)	1,604	1,498
Goodwill at 1 July 2004	1,562	1,562
Adjusted in respect of acquisition of USL(i)	493	114

Average total invested capital	21,011	19,333

Return on average total invested capital	12.3%	14.1%

(i)	For the years ended 30 June 2014 and 30 June 2015 average net assets were adjusted for the inclusion of USL as though it was owned throughout the year as it became an associate on 4 July 2013 and a subsidiary on 2 July 2014.

Business review (continued)

Tax rate before exceptional items

The tax rates from continuing operations before and after exceptional items for the years ended 30 June 2015 and 30 June 2014 were calculated as follows:

	2015 £ million	2014 £ million
Tax before exceptional items	517	546
Tax in respect of exceptional items	(51)	(99)

Taxation on profit from continuing operations	466	447

Profit from continuing operations before taxation and exceptional items	2,829	2,998
Exceptional non-operating items	373	140
Exceptional operating items	(269)	(427)

Profit before taxation	2,933	2,711

Tax rate before exceptional items	18.3%	18.2%
Tax rate from continuing operation after exceptional items	15.9%	16.5%
Organic movement calculations for the year ended 30 June 2014

Organic movement calculations for net sales, operating profit before exceptional items and operating margin for the group for the year ended 30 June 2014 were as follows:

£ million
Net sales
2013 reported	11,303
Exchange	(797)
Disposals	(339)

2013 adjusted	10,167
Acquisitions and disposals	49
Organic movement	42

2014 reported	10,258

Organic movement %	—

Operating profit before exceptional items
2013 reported	3,479
Exchange	(336)
Acquisitions and disposals	(65)

2013 adjusted	3,078
Acquisitions and disposals	(35)
Organic movement	91

2014 reported	3,134

Organic movement %	3

Organic operating margin %
2014	31.04%
2013	30.27%

Margin improvement (bps)	77

Governance

BOARD OF DIRECTORS AND COMPANY SECRETARY

Dr Franz B Humer (70)

Chairman, Non-Executive Director (3)*

Nationality: Swiss/Austrian

Appointed Chairman July 2008 (Appointed Non-Executive Director April 2005). He will retire from the Diageo Board on 1 January 2017

Current external appointments: Member, LetterOne Health Investment Advisory Board; Non-Executive Director, Chugai Pharmaceutical Co. Ltd, CitiGroup Inc., Emil Frey SA and Kite Pharma Inc.; Adviser, Tamasek Holdings (Private) Limited and WISeKey SA

Previous relevant experience: Chairman, INSEAD Board of Directors; Chairman, F. Hoffman-La Roche Ltd; Chief Operating Director, Glaxo Holdings plc

Javier Ferrán (59)

Chairman Designate, Non-Executive Director (1),(3),(4)

Nationality: Spanish

Appointed Chairman Designate, Non-Executive Director July 2016

Current external appointments: Partner, Lion Capital LLP; Non-Executive Director, Associated British Foods plc, Coca-Cola European Partners, Desigual; Member, Advisory Board of Agrolimen, ESADE Business School

Previous relevant experience: President and CEO, Bacardi Limited; Non-Executive Director, SAB Miller plc

Ivan Menezes (57)

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

Kathryn Mikells (50)

Executive Director (2)

Nationality: American

Appointed Executive Director November 2015

Current external appointments: Non-Executive Director, The Hartford Financial Services Group, Inc.

Previous relevant experience: Corporate Executive Vice President and Chief Financial Officer, Xerox Corporation; Senior Vice President and Chief Financial Officer, ADT Corporation; Executive Vice President and Chief Financial Officer, Nalco Holding Company and UAL Corporation

Lord Davies of Abersoch (63)

Senior Non-Executive Director (1),(3),(4)*

Nationality: British

Appointed Senior Non-Executive Director and Chairman of the Remuneration Committee October 2011 (Appointed Non-Executive Director September 2010)

Current external appointments: Partner and Chairman, Corsair Capital LLC; Chairman, Jack Wills; Chair of Trustees, Royal Academy of Arts; Vice Chairman, LetterOne Holdings S.A.

Previous relevant experience: Chairman, Chime Communications PLC; Minister for Trade, Investment and Small Business for the UK Government; Group Chief Executive, Standard Chartered PLC

Peggy B Bruzelius (66)

Non-Executive Director (1),(3),(4)

Nationality: Swedish

Appointed Non-Executive Director April 2009

Current external appointments: Chairman, Lancelot Asset Management; Non-Executive Director, Akzo Nobel NV, Lundin Petroleum AB and Skandia Liv AB

Previous relevant experience: Non-Executive Director, Axfood AB, Husgvarna; Syngenta AG, Scania AB; Managing Director, ABB Financial Services AB; Vice Chairman, Electrolux AB; Executive Vice President, Skandinaviska Enskilda Banken AB

Governance (continued)

Ho KwonPing (63)

Non-Executive Director (1),(3),(4)

Nationality: Singaporean

Appointed Non-Executive Director October 2012

Current external appointments: Executive Chairman and Founder, Banyan Tree Holdings Limited; Chairman, Laguna Resorts & Hotels Public Company Limited, Thai Wah Public Company Limited and Singapore Management University; Governor, London Business School; Chairman of School Advisory Committee, School of Hotel and Tourism Management of the Hong Kong Polytechnic University

Previous relevant experience: Member, Global Advisory Board of Moelis & Company; Chairman, MediaCorp Pte. Ltd, Non-Executive Director, Singapore Airlines Limited, Standard Chartered PLC and Singapore Power Limited

Betsy D Holden (60)

Non-Executive Director (1),(3),(4)

Nationality: American

Appointed Non-Executive Director September 2009

Current external appointments: Senior Advisor, McKinsey & Company; Non-Executive Director Time Inc and Western Union Company; Member of the Board of Trustees, Duke University; Member of the Executive Committee, Kellogg School of Management Global Advisory Board

Previous relevant experience: Non-Executive Director, Catamaran Corporation, Tribune Company and MediaBank LLC; President, Global Marketing and Category Development and Co-Chief Executive Officer, Kraft Foods, Inc; Member of the North American Advisory Board, Schneider Electric

Nicola S Mendelsohn (44)

Non-Executive Director (1),(3),(4)

Nationality: British

Appointed Non-Executive Director September 2014

Current external appointments: Vice president, Facebook EMEA; Director, Women’s Prize for Fiction; Co-Chair, Creative Industries Council

Previous relevant experience: Executive Chairman, Karmarama; Deputy Chairman, Grey London; Board Director, BBH and Fragrance Foundation; President, Institute of Practitioners in Advertising; Board Member, CEW; Trustee, White Ribbon Alliance; Chair of the Corporate Board, Women’s Aid

Philip G Scott (62)

Non-Executive Director (1)*,(3),(4)

Nationality: British

Appointed Non-Executive Director and Chairman of the Audit Committee October 2007

Previous relevant experience: Non-Executive Director, Royal Bank of Scotland Group plc; President, Institute and Faculty of Actuaries; Chief Financial Officer, Aviva plc

Alan JH Stewart (56)

Non-Executive Director (1),(3),(4)

Nationality: British

Appointed Non-Executive Director September 2014

Current external appointments: Chief Financial Officer, Tesco plc; Member of the Advisory Board, Chartered Institute of Management Accountants; Member of the Main Committee & Chairman of Pension Committee, the 100 Group of Finance Directors

Previous relevant experience: Chief Financial Officer, Marks & Spencer and AWAS; Non-Executive Director, Games Workshop plc; Group Finance Director, WH Smith plc; Chief Executive, Thomas Cook UK

Emma Walmsley (46)

Non-Executive Director (1),(3),(4)

Nationality: British

Appointed Non-Executive Director January 2016

Current external appointments: Chief Executive Officer and Director, GSK Consumer Healthcare Holdings Limited

Previous relevant experience: President, GlaxoSmithKline Consumer Healthcare; Senior marketing and general manager roles, L’Oreal

Governance (continued)

David Harlock (55)

Company Secretary and General Counsel Corporate Centre

Nationality: British

Appointed Company Secretary and General Counsel Corporate Centre July 2016

Previous Diageo roles: General Counsel Corporate, Africa, Russia, Turkey; General Counsel Africa, Turkey, Russia & Eastern Europe; General Counsel M&A and Global Functions; Regional Counsel International; Counsel International

Previous relevant experience: Hogan Lovells

Laurence M Danon ceased to be a Non-Executive Director on 23 September 2015

Paul D Tunnacliffe ceased to be Company Secretary on 30 June 2016

Key to committees

(1) Audit

(2) Executive (comprising senior management)

(3) Nomination

(4) Remuneration

* Chairman of committee

Governance (continued)

EXECUTIVE COMMITTEE

David Cutter (48)

President, Global Supply and Procurement

Nationality: Australian

Appointed President, Global Supply and Procurement July 2014

Previous Diageo roles: Supply Director, International Supply Centre; President, Supply Americas; Supply Director, Asia Pacific

Previous relevant experience: leadership roles, Frito-Lay and SC Johnson

Current external appointments: Member of the Council, Scotch Whisky Association

Sam Fischer (48)

President, Diageo Greater China and Asia

Nationality: Australian

Appointed President, Greater China and Asia September 2014

Previous Diageo roles: Managing Director, Diageo Greater China; Managing Director of South East Asia, Diageo Asia Pacific; General Manager, Diageo IndoChina and Vietnam

Previous relevant experience: Senior management roles across Central Europe and Indochina, Colgate Palmolive

Brian Franz (51)

Chief Productivity Officer

Nationality: American/British

Appointed Chief Productivity Officer August 2015

Previous Diageo roles: CIO and Head of GDBS, IS Services

Previous relevant experience: Senior Vice President and CIO, PepsiCo International; Commercial CIO, various CIO and management roles, General Electric

Alberto Gavazzi (50)

President, Diageo Latin America and Caribbean

Nationality: Brazilian/Italian

Appointed President, Latin America and Caribbean July 2013

Previous Diageo roles: Managing Director, West Latin America and Caribbean; Global Category Director Whiskey, Gins and Reserve Brands; General Manager Brazil, Paraguay and Uruguay; Vice President Consumer Marketing, Chicago; Marketing Director, Brazil

Previous relevant experience: Colgate Palmolive; Unilever PLC

John Kennedy (51)

President, Diageo Europe, Russia and Turkey

Nationality: American

Appointed President, Diageo Europe, Russia and Turkey July 2015

Previous Diageo roles: President, Europe and Western Europe; Chief Operating Officer, Western Europe; Marketing Director, Australia; General Manager for Innovation, North America; President and Chief Executive Officer, Diageo Canada; Managing Director, Diageo Ireland

Previous relevant experience: brand management roles, GlaxoSmithKline and Quaker Oats

Anand Kripalu (57)

CEO, United Spirits Limited

Nationality: Indian

Appointed CEO, United Spirits Limited September 2014

Previous Diageo roles: CEO-designate, United Spirits Limited

Previous relevant experience: Various management roles at Mondelēz International, Cadbury and Unilever

Current external appointments: Non-Executive Director, Marico

Charlotte Lambkin (44)

Corporate Relations Director

Nationality: British

Appointed Corporate Relations Director January 2014

Previous relevant experience: Group Communications Director, BAE Systems; Director, Bell Pottinger Corporate

& Financial

Governance (continued)

Deirdre Mahlan (54)

President, Diageo North America

Nationality: American

Appointed President, Diageo North America December 2015

Current external appointments: Non-Executive Director, Experian plc

Previous Diageo roles: Chief Financial Officer and Executive Director; Deputy Chief Financial Officer; Head of Tax and Treasury

Previous relevant experience: Member, Main Committee of the 100 Group of Finance Directors; senior finance positions, Joseph E. Seagram & Sons, Inc.; Senior manager, PricewaterhouseCoopers

Anna Manz (43)

Group Strategy Director

Nationality: British

Appointed Group Strategy Director July 2013. She will be leaving Diageo on 30 September 2016

Current external appointments: Non-Executive Director, ITV PLC

Previous Diageo roles: Regional Finance Director, Diageo Asia Pacific; Group Treasurer; Finance Director, Global Marketing, Sales and Innovation; Finance Director Ireland; Vice President Finance, Diageo North America

Previous relevant experience: Unilever PLC and ICI PLC

Siobhan Moriarty (54)

General Counsel

Nationality: Irish

Appointed General Counsel July 2013

Previous Diageo roles: General Counsel Designate; Corporate M&A Counsel; Regional Counsel Ireland; General Counsel Europe

Previous relevant experience: various positions in law firm private practice, Dublin and London

Mairéad Nayager (41)

Human Resources Director

Nationality: Irish

Appointed Human Resources Director October 2015

Previous Diageo roles: HR Director, Diageo Europe; HR Director, Brandhouse, South Africa; HR Director, Diageo Africa Regional Markets; Talent & Organisational Effectiveness Director, Diageo Africa; Employee Relations Manager, Diageo Ireland

Previous relevant experience: Irish Business and Employers’ Confederation (IBEC)

John O’Keeffe (44)

President, Diageo Africa

Nationality: Irish

Appointed President Africa July 2015

Previous Diageo roles: CEO and Managing Director, Guinness Nigeria; Global Head of Innovation and Beer and Baileys; Managing Director Russia and Eastern Europe; various management and marketing positions, Diageo

Syl Saller (59)

Chief Marketing Officer

Nationality: American/British

Appointed Chief Marketing Officer July 2013

Previous Diageo roles: Global Innovation Director; Marketing Director, Diageo Great Britain

Previous relevant experience: brand management and marketing roles, Allied Domecq PLC, Gillette Company and Holson Burnes Group, Inc; Non-Executive Director, Dominos Pizza Group plc

Nick Blazquez, formerly President, Diageo Africa and Asia Pacific, ceased to be an Executive Committee member on 30 June 2016. Larry Schwartz, formerly President, Diageo North America, ceased to be an Executive Committee member on 31 December 2015. Leanne Wood, formerly Human Resources Director, ceased to be an Executive Committee member on 5 October 2015.

Governance (continued)

CORPORATE GOVERNANCE REPORT

Letter from the Chairman of the Board of Directors and the Company Secretary

Dear Shareholder

On behalf of the Board, we are pleased to present the corporate governance report for the year ended 30 June 2016.

Boards of Directors are ultimately responsible for the corporate governance of their companies, that is to say, the way in which companies are directed and controlled. The responsibilities of the Board include: setting the company’s strategic aims and its values; providing the leadership to put them into effect; supervising and constructively challenging management who are responsible for the day to day operational running of the business; and reporting to shareholders on their stewardship. We continue to believe that Diageo’s Board has the appropriate diversity and balance of skills, experience, independence and knowledge of the company to enable it to discharge these responsibilities effectively. The description in this report of Diageo’s corporate governance structures and procedures and of the work of the Board, its committees and the Executive Committee is intended to give a sense of how this is carried out.

The principal corporate governance rules applying to Diageo (as a UK company listed on the London Stock Exchange (LSE)) for the year ended 30 June 2016 are contained in The UK Corporate Governance Code as updated and published by the Financial Reporting Council (FRC) in September 2014 (the Code) and the UK Financial Conduct Authority (FCA) Listing Rules, which require us to describe, in our Annual Report, our corporate governance from two points of view: the first dealing generally with our application of the Code’s main principles and the second dealing specifically with non-compliance with any of the Code’s provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice.

Throughout the year, Diageo has complied with all relevant provisions set out in the Code (with the exception that two directors were unable to attend the 2015 AGM), which is publicly available under the heading ‘Corporate Governance’ at the website of the FRC, www.frc.org.uk.

Diageo must also comply with corporate governance rules contained in the FCA Disclosure Guidance and Transparency Rules as well as certain related provisions in the Companies Act 2006 (the Act).

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

David Harlock

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

On 19 May 2016, it was announced that Javier Ferrán would be appointed to the Board on 22 July 2016 and would succeed Dr Humer as Chairman on 1 January 2017.

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

Induction, training and business engagement

There is a formal induction programme for new Directors, which was followed during the year for Emma Walmsley. This included meeting with Executive Committee members and other senior executives individually and visiting a number of operations and sites around the group.

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

Governance (continued)

Performance evaluation

During the year an evaluation of the Board’s effectiveness, including the effectiveness of the Audit Committee, the Nomination Committee and the Remuneration Committee was undertaken internally by way of written questionnaire followed by the Chairman of the Board meeting individually with all Directors.

A report was prepared and presented, with the conclusion that the Board and its Committees continued to operate effectively, meeting the requirements and spirit of the Code. The climate within the Board, its capability and the diversity of Board members, were again seen as significant factors which contributed to the Board’s effectiveness during the year.

There were, nevertheless, areas identified as being of a particular focus: executive engagement, aimed at building the relationship between the Board and the executive team; understanding consumer insights and trends and the competitive performance; and investor relations, including the communication strategy and execution. A further objective was succession to the Board, in particular finding a successor to the Chairman, which has been successfully executed, as highlighted above, with the appointment of Javier Ferrán to the Board.

In conclusion, and without being complacent, the Board was considered to be in good shape to deal with the areas identified as being of particular focus and to support management in its aspirations to deliver the Performance Ambition.

A similar, internal, exercise building on this evaluation and covering the evaluation of the Board and its Committees will start in the subsequent financial year. A report will be prepared for the Board to consider. The results of the evaluation will be reported in next year’s report.

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

It is the Board’s intention to continue to review annually its performance and that of its committees and individual directors. It is anticipated that the evaluation in 2017 will be externally facilitated and the results reported in a subsequent Annual Report.

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

Activities of the Nomination Committee

The principal activities of the Nomination Committee during the year were: the consideration of potential new Non-Executive Directors, in light of the review of the structure and composition of the Board and, in particular, the focus on finding a successor to the Chairman; the review of individual Director performance; a review of the Executive Committee membership and succession planning for it and for senior leadership positions, in addition to a review of diversity within the group.

In respect of the appointment of Emma Walmsley the recruitment process included the development of a candidate profile and the engagement of MWM Consulting, a professional search agency (which has no other connection with the Company) specialising in the recruitment of high calibre Non-Executive Directors. Reports on potential appointees were provided to the committee, which, after careful consideration, made a recommendation to the Board.

A similar but more focused search was undertaken for a successor to the Chairman, with an alternative professional search agency (JCA Group) used (again with no other connection with the Company). This search resulted in the Nomination Committee meeting on a number of separate occasions before making a recommendation to the Board that Javier Ferrán be appointed as the designated successor to the Chairman.

Governance (continued)

Diversity

Diageo supports diversity within its Board of Directors, including gender diversity. Further information is given in the section of this Annual Report on sustainability and responsibility, our people.

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

It consists of the individuals responsible for the key components of the business: North America, Europe, Africa, Latin America and Caribbean, Asia Pacific, International Supply Centre and Corporate and other.

The Executive Committee focuses its time and agenda to align with the Performance Ambition and how to achieve Diageo’s financial and non-financial performance objectives. Performance metrics have been developed to measure progress and a further designated focus is on the company’s reputation. In support, monthly performance delivery calls, involving the senior leadership group, focus on progress against the six performance drivers.

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

Filings Assurance Committee

The Filings Assurance Committee of the company, which is chaired by the Chief Financial Officer and includes the Chief Executive, is responsible for implementing and monitoring the processes which are designed to ensure that the company complies with relevant UK, US and other regulatory reporting and filing provisions, including those imposed by the U.S. Sarbanes-Oxley Act of 2002 or derived from it. As at the end of the period covered by the Form 20-F for the year ended 30 June 2016, the Filings Assurance Committee of the company, with the participation of the Chief Executive and the Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures. These are defined as those controls and procedures that are designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarised and reported within the time periods specified in the Commission’s rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports of the company is accumulated and communicated to management, including the Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As of the date of the evaluation, the Chief Executive and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to the management of the company, including the company’s Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Governance (continued)

Additional information

Internal control and risk management

An ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the financial statements were approved and accords with the guidance issued by the Financial Reporting Council in September 2014, Guidance on Risk management, Internal Control and related Financial and Business Reporting. The Board confirms that, through the activities of the Audit Committee described below, a robust assessment of the principal risks facing the company, including those that would threaten its business model, future performance, solvency or liquidity has been carried out. These risks and mitigations are set out above in the Risk factors section of this Annual Report.

The Board acknowledges that it is responsible for the company’s systems of internal control and risk management and for reviewing their effectiveness. The Board confirms that, through the activities of the Audit Committee described below, it has reviewed the effectiveness of the company’s systems of internal control and risk management.

During the year, in line with the Code, the Board considered the nature and extent of the risks it was willing to take to achieve its strategic goals and reviewed the existing internal statement of risk appetite (which was considered and recommended to the Board by both the Audit & Risk Committee and the Audit Committee). In accordance with the Code, the Board has also considered the company’s longer term viability, based on a robust assessment of its principal risks. This was done through the work of the Audit Committee which recommended the viability statement required pursuant to UK Rules (the Viability Statement) to the Board.

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

Our Code of Business Conduct, an updated version of which was launched during the financial year, and other Diageo global policies are available at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

Governance (continued)

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

Further information is given in the section of this Annual Report on sustainability and responsibility, governance and ethics.

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

The Board also ensures that all Directors develop an understanding of the views of major institutional shareholders through an independent survey of shareholder opinion. In addition, major shareholders are invited to raise any company matters of interest to them at meetings with the chairman of the Board and the chairman of the Remuneration Committee. Reports on any meetings are made to the Board.

Private shareholders are invited to write to the chairman or any other Director and express their views on any issues of concern at any time and the AGM provides an opportunity for private shareholders to put their questions in person.

Political donations

During the year, Diageo Great Britain Limited (a wholly owned subsidiary of the Company) helped, with others, defray the costs of an economists’ dialogue (and associated report) hosted by the independent Centre for European Reform think-tank, in the EU referendum context. These costs totalled £2,500 (2015: nil). During the year also, Diageo Germany GmbH (a wholly owned subsidiary of the Company) helped, with others, to support a dialogue between key German media and influencers called ‘CDU Media Night’ hosted by the political party CDU. These costs totalled approximately £1,000 (2015: nil). Otherwise, the group has not given any money for political purposes in the United Kingdom and made no donations to EU political organisations and incurred no EU political expenditure during the year.

The group made contributions to non-EU political parties totalling £0.4 million during the year (2015: £0.5 million). These contributions were made exclusively to federal and state candidates and committees in North America (consistent with applicable laws), where it is common practice to make political contributions. No particular political persuasion was supported and contributions were made with the aim of promoting a better understanding of the group and its views on commercial matters, as well as a generally improved business environment.

Going concern

The Directors confirm that, after making appropriate enquiries, they have reasonable expectation that the group has adequate resources to continue in operational existence. Accordingly, they continue to adopt the going concern basis in preparing the financial statements. Further information on going concern is given in this Annual Report under note 1 Accounting information and policies – going concern. Although not assessed over the same period as the going concern, the viability of the group has been assessed in the Viability Statement.

Management’s report on internal control over financial reporting

Management, under the supervision of the Chief Executive and Chief Financial Officer, is responsible for establishing and maintaining adequate control over the group’s financial reporting.

Governance (continued)

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

Management has assessed the effectiveness of Diageo’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the US Securities Exchange Act of 1934) based on the framework in ‘Internal Control – Integrated Framework’, issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in 2013. Based on this assessment, management concluded that, as at 30 June 2016, internal control over financial reporting was effective.

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

PricewaterhouseCoopers LLP (PwC), an independent registered public accounting firm, who also audit the group’s consolidated financial statements, has audited the effectiveness of the group’s internal control over financial reporting, and has issued an unqualified report thereon, which is included on page 197 of this document.

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

Responsibility statement

Each of the Directors, whose names are set out in the Board of Directors and Executive Committee section of this Annual Report, confirms that to the best of his or her knowledge:

•	the Annual Report and Accounts for the year ended 30 June 2016, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the group’s position and performance, business model and strategy;

•	the consolidated financial statements contained in the Annual Report and Accounts for the year ended 30 June 2016, which have been prepared in accordance with IFRS as issued by the IASB and as adopted for use in the EU, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

•	the management report represented by the Directors’ Report contained in the Annual Report and Accounts for the year ended 30 June 2016 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.

The responsibility statement was approved by the Board of Directors on 27 July 2016.

Governance (continued)

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

•	Basis of regulation: UK listed companies are required to include in their annual report a narrative statement of (i) how they have applied the principles of the Code and (ii) whether or not they have complied with the best practice provisions of the Code. NYSE listed companies must adopt and disclose their corporate governance guidelines. Diageo complied throughout the year with the best practice provisions of the Code (with the exception that two directors were unable to attend the 2015 AGM).

•	Director independence: the Code requires at least half the Board (excluding the Chairman) to be independent Non-Executive Directors, as determined by affirmatively concluding that a Director is independent in character and judgement and determining whether there are relationships and circumstances which are likely to affect, or could appear to affect, the Director’s judgement. The Code requires the Board to state its reasons if it determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination. NYSE rules require a majority of independent directors, according to the NYSE’s own ‘brightline’ tests and an affirmative determination by the Board that the Director has no material relationship with the listed company. Diageo’s Board has determined that, in its judgement and without taking into account the NYSE brightline tests, all of the Non-Executive Directors (excluding the Chairman) are independent. As such, currently nine of Diageo’s twelve directors are independent.

•	Chairman and Chief Executive: the Code requires these roles to be separate. There is no corresponding requirement for US companies. Diageo has a separate chairman and chief executive.

•	Non-Executive Director meetings: NYSE rules require Non-Management Directors to meet regularly without management and independent directors to meet separately at least once a year. The Code requires Non-Executive Directors to meet without the Chairman present at least annually to appraise the Chairman’s performance. During the year, Diageo’s Chairman and Non-Executive Directors met six times as a group without Executive Directors being present, and the independent Directors met once without the Chairman.

•	Board committees: Diageo has a number of Board committees that are similar in purpose and constitution to those required by NYSE rules. Diageo’s Audit, Remuneration and Nomination Committees consist entirely of independent Non-Executive Directors (save that the chairman of the Nomination Committee, Dr Franz B Humer, is not independent). Under NYSE standards, companies are required to have a nominating/corporate governance committee, which develops and recommends a set of corporate governance principles and is composed entirely of independent directors. The terms of reference for Diageo’s Nomination Committee, which comply with the Code, do not contain such a requirement. In accordance with the requirements of the Code, Diageo discloses in its Annual Report the results and means of evaluation of the Board, its Committees and the Directors, and it provides extensive information regarding the Directors’ compensation in the Directors’ remuneration report.

•	Code of ethics: NYSE rules require a Code of Business Conduct and ethics to be adopted for directors, officers and employees and disclosure of any waivers for executive directors or officers. Diageo has adopted a code of business conduct for all directors, officers and employees, as well as a code of ethics for Senior Officers in accordance with the requirements of SOX. Currently, no waivers have been granted to directors or executive officers.

•	Compliance certification: NYSE rules require chief executives to certify to the NYSE their awareness of any NYSE corporate governance violations. Diageo is exempt from this as a foreign private issuer but is required to notify the NYSE if any executive officer becomes aware of any non-compliance with NYSE corporate governance standards. No such notification was necessary during the period covered by this report.

Governance (continued)

Directors’ attendance record at the AGM, scheduled Board meetings and Board committee meetings, for the year ended 30 June 2016 was as set out in the table below. For Board and Board committee meetings, attendance is expressed as the number of meetings attended out of the number that each Director was eligible to attend.

	Annual General Meeting 2015	Board (maximum 6)(iii)	Audit Committee (maximum 4)		Nomination Committee (maximum 7)(iv)		Remuneration Committee (maximum 4)
Dr Franz B Humer	✓	6/6	4/4	(i)	3/3		4/4	(i)
Ivan Menezes	✓	6/6	2/2	(ii)	3/3	(i)	4/4	(ii)
Deirdre Mahlan	✓	3/3	1/1	(i)	n/a		n/a
Kathryn Mikells	n/a	3/3	3/3	(i)	n/a		n/a
Lord Davies	✓	6/6	4/4		7/7		4/4
Peggy Bruzelius	✓	6/6	4/4		6/7		4/4
Laurence Danon	×	1/2	1/1		1/2		1/1
Betsy Holden	✓	6/6	4/4		7/7		4/4
Ho KwonPing	✓	6/6	3/4		5/7		4/4
Nicola Mendelsohn	×	5/6	4/4		5/7		4/4
Philip Scott	✓	6/6	4/4		7/7		4/4
Alan Stewart	✓	6/6	4/4		7/7		4/4
Emma Walmsley	n/a	2/2	2/2		3/3		2/2

(i)	Attended by invitation.
(ii)	Attended by invitation, for part only.
(iii)	Where Non-Executive Directors were unable to attend a meeting they gave their views to the Chairmen of the respective meetings ahead of the meetings being held. Nicola Mendelsohn and Laurence Danon were unable to attend the 2015 AGM as a result of, respectively, a religious holiday and a prior engagement. A Sub-Committee meeting of the Audit Committee was also held involving P G Scott and P B Bruzelius.
(iv)	Four meetings of the Nomination Committee were held on Chairman succession.

Governance (continued)

REPORT OF THE AUDIT COMMITTEE

Letter from the Chairman of the Audit Committee

Dear Shareholder

On behalf of the Audit Committee, I am pleased to present its report for the year ended 30 June 2016.

The purpose of this report is to describe how the Committee has carried out its responsibilities during the year.

In overview, the role of the Audit Committee is to monitor and review: the integrity of the company’s financial statements; internal control and risk management; audit and risk programmes; business conduct and ethics; ‘whistleblowing’; and the appointment of the external auditor.

The work of the Committee during the year included various matters referred to in last year’s report. The Committee oversaw compliance with both the updated version of the UK Corporate Governance Code (Code) (notably the requirements for a Viability Statement and increased disclosure on risk) and the Financial Reporting Council’s new ‘Guidance on Risk management, Internal Control and related Financial and Business Reporting’ (which replaced the ‘Turnbull’ and other guidance). In addition the Committee oversaw the transition to the new auditors, PricewaterhouseCoopers LLP (PwC).

In discharging its duties, the Audit Committee seeks to balance independent oversight of the matters within its remit with providing support and guidance to management. I remain confident that the Committee, supported by members of senior management and the external auditors, has carried out its duties in the year under review, effectively and to a high standard.

Philip G Scott

Chairman of the Audit Committee

Governance (continued)

REPORT OF THE AUDIT COMMITTEE

Role of the Audit Committee

The Audit Committee is responsible for :

(i)	monitoring the integrity of the financial statements, including a review of the significant financial reporting judgements contained in them;

(ii)	reviewing the effectiveness of the group’s internal control and risk management and of control over financial;

(iii)	monitoring and reviewing the effectiveness of the global audit and risk function, including reviewing the programme of work undertaken by that function;

(iv)	reviewing the group’s policies and practices concerning business conduct and ethics, including whistleblowing;

(v)	overseeing the group’s overall approach to securing compliance with laws, regulations and company policies in areas of risk; and

(vi)	monitoring and reviewing the company’s relationship with the external auditor, including its independence and management’s response to any major external audit recommendations.

The formal role of the Audit Committee is set out in its terms of reference, which are available at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance. Key elements of the role of the committee and work carried out during the year are set out as follows.

Financial statements

During the year, the Audit Committee met four times (and a sub-committee met once) and reviewed the annual reports and associated preliminary year end results announcement, focusing on key areas of judgement and complexity, critical accounting policies, provisioning and any changes required in these areas or policies. In addition, the Audit Committee reviewed the interim results announcement, which included the interim financial statements and oversaw the transition to the new auditors, PwC.

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

Significant issues and judgements that were considered in respect of the 2016 financial statements were as follows. These include the matters relating to risks disclosed in the UK external auditor’s report.

•	Disclosure on the quality of the earnings and one off items included in cash flow. The committee agreed that sufficient disclosure was made in the financial statements.
•	The committee determined that exceptional items are appropriately classified considering their size and nature, and sufficient disclosure is provided in the financial statements (see note 4).
•	Review of carrying value of assets – in particular intangible assets. The committee agreed that an impairment charge of £118 million (excluding tax) be made against the Ypióca brand and related fixed assets and goodwill allocated to the Paraguay, Uruguay and Brazil cash-generating unit but that, otherwise, the fair value of the company’s assets was in excess of their carrying value (see notes 6 and 10).
•	Exchange rate used to translate operations in Venezuela. The committee determined an appropriate rate used for the year ended 30 June 2016 for consolidation purposes, that represents the best estimation of the rate at which capital and dividend repatriations are expected to be realised (see note 1).
•	Disclosure on taxation. The committee agreed that the separate presentation of the tax risk and the expansion of the tax note disclosure appropriately addresses the significant change in the international tax environment giving sufficient and transparent information for the users (see page 41 and note 7).
•	Review of legal cases. The committee agreed that adequate provision has been made for all material litigation and disputes, based on the currently most likely outcomes, including the litigation summarised in note 18.

Governance (continued)

•	Assumptions used in respect of post employment plans. Having considered advice from external actuaries and assumptions used by companies with comparator plans, the committee agreed that the assumptions used to calculate the income statement and balance sheet assets and liabilities for post employment plans were appropriate (see note 13).
•	Viability Statement. The committee noted that severe but plausible risk scenarios had been identified; a robust risk assessment had been carried out; and the group’s viability and going concern consideration proved with stress testing. Taking into account the company’s balance sheet position, the committee expected the group to be able to meet its liabilities as they fell due over the three-year period ending 30 June 2019. The risk that the group would become insolvent during this timeframe was considered remote. The Committee recommended to the Board that the Viability Statement be approved.

As part of its review of the Annual Report, the committee considered whether the report is ‘fair, balanced and understandable’ (noting the Code’s new reference to ‘position’ as well as ‘performance, business model and strategy’). On the basis of this work, the Audit Committee recommended to the Board that it could make the required statement that the Annual Report is ‘fair, balanced and understandable’.

Internal control and risk management; audit and risk programme; business conduct and ethics (including ‘whistleblowing’)

At each of its meetings, the Audit Committee reviewed detailed reports from the heads of the Global Risk & Compliance (GRC) and Global Audit & Risk (GAR) teams (including coverage of the areas mentioned in the title of this section) and had sight of the minutes of meetings of management’s Audit & Risk Committee. A key focus for the work of both GRC and GAR during the year and their reporting to the committee, continued to be a review of recent acquisitions. The Committee in turn were thus able to keep under review the development of the controls and compliance framework in acquired companies. The Committee also received regular updates from the group general counsel on significant litigation and from the head of tax on the group’s tax profile and key issues.

The GRC reporting included a consideration of key risks and related mitigations. Based on this activity during the year, the Audit Committee made a recommendation to the Board covering the nature and extent of the risks it was willing to take to achieve its strategic goals and its internal statement of risk appetite (this was considered also by the Audit & Risk Committee). The Board agreed this recommendation.

Through the activities of the Audit Committee described in this report and its related recommendations to the Board, the Board confirms that it has reviewed the effectiveness of the company’s systems of internal control and risk management and that there were no material failings identified and no significant failings identified which require disclosure in this Annual Report.

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

Governance (continued)

The company has complied with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 (‘CMA Order’) for the financial year ended 30 June 2016.

The Audit Committee assesses the ongoing effectiveness and quality of the external auditor and audit process on the basis of meetings and a questionnaire-based internal review with the finance team and other senior executives. Given that the year under review was PwC’s first in office (following a tender last year), the assessment will be carried out later in 2016.

The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in July 2016. The review took into consideration the new regulations on non-audit services. Under this policy, the provision of any non-audit service must be approved by the Audit Committee, unless the proposed service is both expected to cost less than £250,000 and also falls within one of a number of service categories which the Audit Committee has pre-approved. Fees paid to the auditor for audit, audit related and other services are analysed in the notes to the consolidated financial statements. The nature and level of all services provided by the external auditor is a factor taken into account by the Audit Committee when it reviews annually the independence of the external auditor.

‘Financial expert’ and other attendees

For the purposes of the Code and the relevant rule under SOX, section 407, the Board has determined that Philip Scott is independent and may be regarded as an Audit Committee financial expert.

The Chairman, the Chief Financial Officer, the group general counsel the group financial controller, the head of GAR, the GRC director, the group chief accountant and the external auditor regularly attend meetings of the committee.

The Audit Committee met privately with the external auditor and with the head of global audit and risk as appropriate.

Training and deep dives

During the year, the Audit Committee had a risk review and training session, presented by senior executives, on data protection. In addition, as part of a Board meeting, Committee members had a presentation from senior management on the priorities and challenges of the Europe and GB businesses. The Committee concluded at the time that it was satisfied with the Company’s position on these matters but that they would be kept under review.

Governance (continued)

DIRECTORS’ REMUNERATION REPORT

Annual statement by the Chairman of the Remuneration Committee

Dear Shareholder

As Chairman of the Remuneration Committee, I am pleased to present the directors’ remuneration report for the year ended 30 June 2016. This report complies with the UK Directors’ Remuneration Reporting Regulations 2013 and contains:

•	The Directors’ remuneration policy, as approved by shareholders at the AGM in September 2014.
•	The annual report on remuneration, describing how the remuneration policy has been put into practice during the year ended 30 June 2016.

There have been no changes to the Directors’ remuneration policy, as approved by shareholders at the 2014 AGM, and it is reproduced in full for both ease of reference and to provide context to the decisions taken by the Committee during the year. The annual remuneration report will be put forward for your consideration and approval by advisory vote at the AGM on 21 September 2016.

Diageo’s remuneration principles

The principles underpinning executive remuneration remain fundamentally unchanged, with sustainable performance and long-term value creation for shareholders at the heart of our remuneration policies and practices:

•	Delivery of business strategy: Short- and long-term incentive plans for Executive Directors and senior managers reward the achievement of Diageo’s business strategy and performance goals.
•	Consistent performance: The focus is on the delivery of performance in a consistent and responsible way which also creates long-term value for our shareholders. Alignment between the interests of Executive Directors and shareholders remains a key principle, with Executive Directors required to acquire and hold Diageo shares over the long term.
•	Performance-related compensation: Reward components offer a balanced mix of short- and long-term incentives conditional upon achieving stretching performance targets. Performance measures such as organic net sales, organic operating margin, cash efficiency, relative total shareholder return (TSR) and earnings per share (eps) growth are key drivers of growth for the business that are aligned with the creation of shareholder value.
•	Competitive total remuneration: Reward levels are framed in the context of total remuneration packages paid by relevant global comparators. In competition with similar global companies, the ability to recruit and retain the best talent from all over the world is critical to Diageo’s continued business success.
•	Simplicity and transparency: The Committee seeks to embed simplicity and transparency in the design and delivery of executive reward programmes. Performance targets clearly align with the company’s short- and long-term goals.

Governance (continued)

Focus and highlights in 2016

The Committee continued its focus on:

•	Understanding and responding to shareholder feedback and fostering continuous open dialogue;
•	Reviewing and assessing the ongoing appropriateness of the current remuneration policy, executive plan design and target stretch; and
•	Ensuring that remuneration arrangements continue to attract and retain the highest quality global talent with a clear link between performance and reward.

The Committee undertook a comprehensive review of total remuneration for Executive Directors and Executive Committee members ahead of the 2016 annual salary review, and, supported by the Committee’s third party remuneration advisers, Kepler (a brand of Mercer), were satisfied that the shape and levels of our remuneration practice are appropriately positioned against those of comparator companies of similar size and global scope.

The Chief Executive, Ivan Menezes, requested that the company contribution to his retirement benefit plan be reduced from 40% to 30% of salary. This change was implemented on 1 July 2016. There was no compensatory payment or benefit in exchange for this reduction in contribution.

On 9 November 2015, Kathryn Mikells joined the company and was appointed Chief Financial Officer. In accordance with the approved remuneration policy, the Committee agreed a remuneration package that was in line with current practice at the Executive Committee level in terms of the mix of fixed and variable remuneration and also appropriately positioned against the external market.

During the year, the Committee also reviewed and increased the Chairman’s fee from £500,000 to £600,000 per annum effective

1 January 2016, following five successive years of no increases. The Chairman’s fee is appropriately positioned against our comparator group of FTSE30 companies excluding financial services. The next review is scheduled for December 2017. Dr Franz B Humer will step down as Chairman of the Board on 1 January 2017 and will be succeeded by Javier Ferrán, who joined the Board on 22 July 2016. Javier Ferrán’s fee from 1 January 2017 will be £600,000 per annum.

Following a comprehensive review of competitive market data, the Board also reviewed the fees for Non-Executive Directors and increased the basic fee from £84,000 to £87,000 per annum and the additional Senior Non-Executive Director fee from £20,000 to £25,000 per annum, also effective from 1 January 2016.

The clawback provisions in respect of annual incentive and long-term incentive awards to the Executive Directors have now been extended to all members of the Executive Committee, in addition to the existing malus provisions that apply to all participants under the Diageo Long-Term Incentive Plan, as approved by the Committee last year.

Reward in 2016 at a glance

Base salary	2% increase for both the Chief Executive and the Chief Financial Officer in October 2016 (versus budgeted 2.2% in the United Kingdom and 3% in the United States for the wider workforce)
Allowances and benefits	Unchanged from last year
Retirement benefits	Unchanged from last year
Annual incentive	Payout above target, delivering 64.8% and 69.8% of maximum opportunity for the Chief Executive and Chief Financial Officer respectively
Long-term incentives	30.6% vesting of performance shares and nil vesting of share options

As a reflection of the company’s delivery of a good set of results in the year (see key performance indicators on pages 23-27), total variable pay to the Executive Directors in respect of the year ended 30 June 2016 is higher than the year ended 30 June 2015.

Over the period 1 July 2013 to 30 June 2016 (the performance period for long-term incentive awards that vest this year in September 2016), Diageo’s share price grew by 7.9%, from 1933.5 pence to 2086.5 pence, and the company paid a total dividend of 160.0 pence per share. Dividend distribution to shareholders in the year ended 30 June 2016 was increased by 7.6% compared to the previous year.

Governance (continued)

Planned for 2017

Looking ahead to the year ending 30 June 2017, we will continue to operate executive remuneration arrangements in line with the approved remuneration policy. No changes are proposed to the design of the annual or long-term incentive plan for the year ahead.

We will be reviewing our remuneration policy and actively engaging with shareholders and their advisory bodies in advance of putting the policy to shareholder vote at the 2017 AGM.

As you read our remuneration policy and annual remuneration report on the following pages, I hope it is clear how the Committee’s decisions support the business strategy and the delivery of Diageo’s performance ambition.

We were very pleased to receive a very strong vote in favour of our remuneration report last year. I highly value the direct engagement and feedback from our shareholders and their representative bodies on Diageo’s remuneration policy and look forward to welcoming you and receiving your support again at the AGM this year.

Lord Davies of Abersoch

Senior independent Non-Executive Director and

Chairman of the Remuneration Committee

Governance (continued)

DIRECTORS’ REMUNERATION POLICY

This section of the report sets out the policy for Executive Directors’ remuneration. The policy was put to shareholders for approval in a binding vote at the AGM in 2014, in accordance with section 439A of the Companies Act 2006, and formally came into effect from 18 September 2014, the date of the AGM. The policy section of the report below is as disclosed in the 2014 Directors’ Remuneration Report, with the exception of the reference to the number of employees across Diageo, a minor addition to the DLTIP section of the policy table to reflect the clarification note released following publication of the 2014 Directors’ Remuneration Report, updates to the illustrations of remuneration policy charts to reflect projected remuneration for 2017 and amendments to reflect the change in incumbent for the Chief Financial Officer role. The remuneration policy as disclosed in the 2014 Directors’ Remuneration Report can be found on the Diageo website at: http://www.diageo.com/en-row/ newsmedia/Pages/resource.aspx?resourceid=2320.

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

Future policy table

Set out below is the remuneration policy for Executive Directors which has been applied from the date of shareholder approval at the AGM on 18 September 2014.

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

Post-retirement provisions

Purpose and link to strategy

Provides cost-effective, competitive post-retirement benefits.

Operation

•	Provision of market competitive pension arrangements or a cash alternative based on a percentage of base salary.
•	Further detail on current pension provisions for Executive Directors is disclosed in the annual report on remuneration.

Opportunity

•	The maximum company pension contribution is 30% of base salary for any new external appointments to an Executive Director position.
•	Current legacy company contributions for Ivan Menezes and Deirdre Mahlan in the year ended 30 June 2016 were 40% and 35% of base salary, respectively. At his request, Ivan Menezes’company contribution was reduced from 40% to 30% effective 1 July 2016. Kathryn Mikells’ company contribution in the year ended 30 June 2016 was 20% of base salary.

Annual incentive plan (AIP)

Purpose and link to strategy

Incentivises year-on-year delivery of Diageo’s annual financial and strategic targets. Provides focus on key financial metrics and the individual’s contribution to the company’s performance.

Operation

•	Performance measures and stretching targets are set annually by the Remuneration Committee by reference to the annual operating plan.
•	The level of award is determined with reference to Diageo’s overall financial and strategic performance and individual performance and is paid out in cash after the end of the financial year.
•	The Committee has discretion to amend the level of payment if it is not deemed to reflect appropriately the individual’s contribution or the overall business performance. Any discretionary adjustments will be detailed in the following year’s annual report on remuneration.

Governance (continued)

•	The Committee has discretion to apply clawback to bonus, i.e. the company may seek to recover bonus paid, in exceptional circumstances such as gross misconduct or gross negligence during the performance period.
•	Details of the AIP are set out in the annual report on remuneration on page 169.

Opportunity

For threshold performance, up to 50% of salary may be earned, with up to 100% of salary earned for on-target performance and a maximum of 200% of salary payable for outstanding performance.

Performance conditions

Annual incentive plan awards are based 70%-90% on financial measures which may include, but are not limited to, measures of revenue, profit and cash and 10%-30% on broader objectives based on individual contribution and medium-term strategic goals. Details of the measures and weightings applicable for the year ending 30 June 2017 are set out on page 179. Details of the targets will be disclosed retrospectively in next year’s annual report on remuneration, when they are no longer deemed commercially sensitive by the Board.

Diageo long-term incentive plan (DLTIP)

Purpose and link to strategy

Provides focus on delivering superior long-term returns to shareholders.

Operation

•	An annual grant of performance shares and/or market price share options which vest subject to a performance test and continued employment normally over a period of three years.
•	Measures and stretching targets are reviewed annually by the Remuneration Committee for each new award. Details of the measures, weightings and targets applicable for the financial year under review are provided in the annual report on remuneration.
•	Following vesting there is a further retention period of two years. Executive Directors are able to exercise an option or sell sufficient shares to cover any tax liability when an award vests, provided they retain the net shares arising for the two-year retention period.
•	Notional dividends accrue on performance share awards to the extent that the performance conditions have been met, delivered as shares or cash at the discretion of the Remuneration Committee at the end of the vesting period.
•	The Committee has discretion to reduce the number of shares which vest (subject to HMRC rules regarding approved share options), for example in the event of a material performance failure, or a material restatement of the accounts. There is an extensive malus clause for awards made from September 2014. The Committee has discretion to decide that:

•	the number of shares subject to the award will be reduced;
•	the award will lapse;
•	retention shares (i.e. vested shares subject to the additional two-year retention period) will be forfeited;
•	vesting of the award or the end of any retention period will be delayed (e.g. until an investigation is completed);
•	additional conditions will be imposed on the vesting of the award or the end of the retention period; and/or
•	any award, bonus or other benefit which might have been granted or paid to the participant in any later year will be reduced or not awarded.

Malus provisions will apply up to delivery of shares at the end of the retention period (as opposed to the vesting date).

•	Further details of the DLTIP are set out in the annual report on remuneration on pages 179-184.

Opportunity

•	The maximum annual grant is 500% of salary in performance share equivalents (where a market price option is valued at one-third of a performance share). As clarified in the statement of further information on 15 August 2014, under the DLTIP no more than 375% of salary will be awarded in face value terms in options to any Executive Director in any year.

Governance (continued)

•	Threshold vesting level of 20% of maximum with straight-line vesting up to 100% at maximum for financial metrics and a ranking profile for relative total shareholder return.

Diageo long-term incentive plan (DLTIP)

Performance conditions

•	The vesting of awards is linked to a range of measures which may include, but are not limited to:

•	a growth measure (e.g. net sales, eps);
•	a measure of efficiency (e.g. operating margin, operating cash conversion, return on invested capital (ROIC)); and
•	a measure of Diageo’s relative performance in relation to its peers (e.g. relative total shareholder return).

Measures that apply to performance shares and market price options may differ, as is the case for current awards. Weightings may vary year-on-year, subject to a minimum weighting of 25% of the total award. Details of the measures, including targets for the awards to be made in September 2016 are set out on page 183.

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

Governance (continued)

NOTES TO THE POLICY TABLE

Performance measures and targets

Further details of AIP performance measures and DLTIP performance measures and targets that will apply for awards made in September 2016, and how they are aligned with company strategy and the creation of shareholder value, are set out in the annual report on remuneration, on pages179 and 183.

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

Illustrations of application of the remuneration policy

The graphs below illustrate scenarios for the projected total remuneration of Executive Directors at three different levels of performance: minimum, on-target and maximum. Note that the projected values exclude the impact of any share price movements. These charts reflect projected remuneration for the financial year ending 30 June 2017.

IvanMenezesMinimum100%Total$2,244(L1,516)On-target42%29%29%Total$5,345(L3,612)Maximum17%24%59%Total$13,097(L8,849)Thousands02,0004,0006,0008,00010,00012,00014,000KathrynMikellsMinimum100%TotalL840On-target39%31%30%TotalL2,140Maximum16%25%59%TotalL5,348Thousands01,0002,0003,0004,0005,0006,000Salary,benefitsandpensionAnnualincentiveLong-termincentives

Governance (continued)

Basis of calculation and assumptions:

The ‘Minimum’ scenario shows fixed remuneration only, i.e. base salary for financial year 2017, total value of contractually agreed benefits for 2017, and pension. The pension value is based on the estimated pension benefits accrued over the financial year ending 30 June 2017. These are the only elements of the Executive Directors’ remuneration packages which are not subject to performance conditions.

The ‘On-target’ scenario shows fixed remuneration as above, plus a target pay-out of 50% of the maximum annual bonus and threshold performance vesting for long-term incentive awards.

The ‘Maximum’ scenario reflects fixed remuneration, plus full pay-out of annual and long-term incentives.

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

Executive Director	Date of service contract
Ivan Menezes	7 May 2013
Kathryn Mikells	1 October 2015
Deirdre Mahlan	1 July 2010

Governance (continued)

Notice period	The contracts provide for a period of six months’ notice by the Executive Director or 12 months’ notice by the company. A payment may be made in lieu of notice equivalent to 12 months’ base salary and the cost to the company of providing contractual benefits (excluding incentive plans). The service contracts also provide for the payment of outstanding pay and bonus, if Executive Directors are terminated following a takeover, or other change of control of Diageo plc.

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

Mitigation	The Remuneration Committee may exercise its discretion to require a proportion of the termination payment to be paid in instalments and, upon the Executive Director commencing new employment, to be subject to mitigation except where termination is within 12 months of a takeover, or within such 12 months the Executive Director leaves due to a material diminution in status. In the case of Deirdre Mahlan, the mitigation provision may be excluded in the event of termination as a result of being located permanently outside the United Kingdom and Ireland.

Annual incentive plan (AIP)

Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Remuneration Committee’s discretion (‘Good Leaver Reasons’) during the financial year, they are usually entitled to an incentive payment pro-rated for the period of service during the performance period, which is typically payable at the usual payment date. Where the Executive Director leaves for any other reason, no payment will be made.

The amount is subject to performance conditions being met and at the discretion of the Committee. The Committee has discretion to determine an earlier payment date, for example on death in service.

Diageo 2014 long-term incentive plan (DLTIP)	When an Executive Director leaves for any reason other than Good Leaver Reasons, all unvested awards generally lapse immediately. In cases where Good Leaver Reasons apply, awards vest on the original vesting date unless the Remuneration Committee decides otherwise (for example in the case of death in service). The retention period for vested awards continues for all leavers other than in cases of disability, ill health or death in service, unless the Remuneration Committee decides otherwise.

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

(i)	the Internal Revenue Code of 1986, as amended

Governance (continued)

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

Existing arrangements

The Remuneration Committee reserves the right to make any remuneration payments and payments for loss of office notwithstanding that they are not in line with the policy set out above where the terms of the payment were agreed (i) before the policy or the relevant legislation came into effect or (ii) at a time when the relevant individual was not a Director of the company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a Director of the company. For these purposes ‘payments’ include the Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment which are ‘agreed’ at the time the award is granted (including awards under the PSP and SESOP). Details of outstanding share awards are set out in the annual report on remuneration. For the purposes of section 226D(6) of the Companies Act, the effective date is the end of the financial year starting in 2014.

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

All Non-Executive Directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com. The Chairman of the Board, Dr Franz B Humer, commenced his appointment on 1 July 2008. Dr Humer had a letter of appointment for an initial five-year term from 1 July 2008 which has been extended to 31 December 2016. It is terminable on six months’ notice by either party or, if terminated by the company, by payment of six months’ fees in lieu of notice. Dr Humer will step down as Chairman of the Board on 1 January 2017 and will be replaced by Javier Ferrán, who joined the Board on 22 July 2016.

Governance (continued)

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

Diageo employs 32,078 employees and operates in more than 180 countries around the world. Given its global scale and complexity, the Committee has not consulted directly with employees when designing the remuneration policy for its Executive Directors. Diageo runs annual employee surveys which give employees the opportunity to give feedback and express their views on a variety of topics, including remuneration. Any comments relating to Executive Directors’ remuneration are fed back to the Remuneration Committee.

Consideration of shareholder views

The Committee values the continued dialogue with Diageo’s shareholders and engages directly with them and their representative bodies at the earliest opportunity when setting out Diageo’s remuneration policy and approach, proposed base salary increases for the Executive Directors and targets for the long-term incentive plan award. This year, the company has engaged with shareholders about the base salary proposals for 2016, the fee review for the Chairman and Non-Executive Directors, long-term incentive plan targets for awards to be made in 2016 as well as the buy-out share award to the Chief Financial Officer on appointment to the company.

ANNUAL REPORT ON REMUNERATION

Single total figure of remuneration for Executive Directors (audited)

The table below details the Executive Directors’ remuneration for the year ended 30 June 2016.

	Ivan Menezes(i)				Kathryn Mikells(ii)		Deirdre Mahlan(iii)
	2016	2016	2015	2015	2016	2015	2016	2015
Fixed pay	’000	’000	’000	’000	’000	’000	’000	’000
Salary	£1,027	$1,520	£968	$1,520	£419	—	£258	£727
Benefits(iv)	£78	$115	£155	$243	£64	—	£102	£34
Pension(v)	£486	$719	£424	$666	£83	—	£105	£267

Total fixed pay	£1,591	$2,354	£1,547	$2,429	£566		£465	£1,028

Performance related pay
Annual incentive	£1,330	$1,969	£535	$840	£585	—	£363	£428
Long-term incentives (vi)	£1,162	$1,720	£1,380	$2,167	£1,660	—	£245	£870
Other incentives(vii)	—	—	—	—	—	—	£3	£4

Total remuneration for Executive Director appointment	£4,083	$6,043	£3,462	$5,436	£2,811	—	£1,076	£2,330

Other performance related pay (Granted prior to appointment as Executive Director - performance conditions relate to previous role)
Long-term incentives (viii)	£357	$528	£330	$518	—	—	—	—

TOTAL SINGLE FIGURE	£4,440	$6,571	£3,792	$5,954	£2,811	—	£1,076	£2,330

Notes

(i)	The amounts shown in sterling are converted using the cumulative weighted average exchange rate for the respective financial year. For the year ended 30 June 2015, the exchange rate was £1 = $1.57 and for the year ended 30 June 2016 the exchange rate was £1 = $1.48.

Governance (continued)

(ii)	Kathryn Mikells was appointed as Chief Financial Officer on 9 November 2015, replacing Deirdre Mahlan.
(iii)	Deirdre Mahlan stepped down from the board and was appointed President, North America on the Executive Committee on 9 November 2015. Deirdre Mahlan’s remuneration has been pro-rated to reflect the period 1 July 2015 to 9 November 2015.
(iv)	Benefits is the gross value of all taxable benefits. For Ivan Menezes, these include medical insurance (£17k), company car allowance (£17k), chauffeur (£8k), financial counselling (£33k), product allowance, flexible benefits allowance and life and long-term disability cover. Deirdre Mahlan’s benefits include flexible benefits allowance (£6k), contracted car service (£6k), financial counselling (£7k), medical insurance, life cover, product allowance and the cost of relocating her from the United Kingdom to the United States (£81k). Kathryn Mikells’ benefits include flexible benefits allowance (£13k), financial counselling (£24k), contracted car service, life cover, product allowance and relocation costs in relation to her move from the United States to the United Kingdom (£25k).
(v)	Pension benefits earned during the year represent the increase in the pension fund balances over the year in the Diageo North America Inc. pension plans over and above the increase due to inflation. As Ivan Menezes has been a deferred member of the Diageo Pension Scheme (DPS) in the United Kingdom since 31 January 2012, and receives standard statutory increases in deferment the UK pension amount that accrued over the two years in excess of inflation is nil. Kathryn Mikells became a director and started accruing benefits in the Supplemental Executive Retirement Plan (SERP) with effect from 9 November 2015. The pension input amount for the year ended 30 June 2016 only reflects the period from 9 November 2015 and Kathryn Mikells did not build up any pension benefits prior to that point. Deirdre Mahlan’s accrued benefits over the year ended 30 June 2016 have been pro-rated to reflect the period of time she was an Executive Director from 1 July 2015 to 9 November 2015. In previous years, Ivan Menezes’ and Deirdre Mahlan’s deferred pension benefits in the US Cash Balance Plan and the Benefits Supplemental Plan (BSP) have been disclosed although benefits accrual ceased in August 2012 and June 2010 respectively. On further review, and in line with the disclosure requirements, these deferred benefits have been excluded from 2016 remuneration and 2015 has been restated in line with this revised methodology.
(vi)	Long-term incentives represents the estimated gain delivered through options and performance shares where performance conditions have been met in the respective financial year. For 2016, this includes performance shares awarded under the PSP in 2013 and due to be released in September 2016 and the estimated value of accrued dividend shares on this award. Though the outcome of the performance conditions is known, the share price on the vesting date is estimated, using the average market value of Diageo shares between 1 April and 30 June 2016 (1875.1 pence for ordinary shares and $108.14 for ADRs) for the purpose of this calculation. Share options awarded under the SESOP in 2013 all lapsed due to the performance condition not being met. Long-term incentives for 2015 have been adjusted to reflect the actual share price on the date of vesting on 1 October 2015 (1765.5 pence for ordinary shares and $107.50 for ADRs). For further information on the SESOP and PSP performance conditions and vesting outcomes please refer to the ‘LTIP awards vesting in the year ended 30 June 2016’ section of the report on page 79. For Kathryn Mikells, long-term incentives represents the face value of 87,736 time-vesting replacement share awards (not subject to performance conditions) made on 9 November 2015 in recognition of share awards forfeited from her former employer. The average closing share price of an ordinary share over the three dealing days prior to the date of grant was 1892.0 pence.
(vii)	Other incentives include the face value of awards made under all-employee share plans. Awards do not have performance conditions attached.
(viii)	Ivan Menezes retains interests in long-term incentive awards that were granted to him in 2012, prior to joining the board under ‘below-board’ plans (Discretionary Incentive Plan), details of which are shown on page 181. The value of the second tranche of the award based on performance for the year ended 30 June 2016 is shown in the table on the previous page and calculated on the basis of the average market value of Diageo shares between 1 April and 30 June 2016 ($108.14 for ADRs). The value of the part of the award based on continuing employment for the year ended 30 June 2016 is not included in the table on the previous page and amounts to 14,642 ADRs. The second tranche of the award will vest on 8 March 2017. For 2015, the value of the first tranche of the award that vested on 8 March 2016 has been restated to account for the share price on the date of vesting ($106.14 for ADRs).

Salary

Salary increases to be applied in the year ending 30 June 2017

In June 2016, the Remuneration Committee reviewed base salaries for senior management and agreed new salaries which will apply from 1 October 2016. In determining these salaries, the Remuneration Committee took into consideration a number of factors including general employee salary budgets and employment conditions, individual performance and experience, and salary positioning relative to internal and external peers. The overall budgeted salary increase for the salary review in October 2016 is 2.2% of base salary for the business in the United Kingdom and 3% in North America.

The Committee considered very carefully the total remuneration positioning of the Chief Executive and Chief Financial Officer, the salary budget for all employees in the United Kingdom and the expectations of shareholders with respect to continuing pay restraint. As a result, it was agreed that there would be a 2% salary increase for both the Chief Executive and the Chief Financial Officer, effective from 1 October 2016.

Governance (continued)

	Ivan Menezes		Kathryn Mikells(i)
Salary at 1 October (’000)	2016	2015	2016	2015
Base salary	$1,550	$1,520	£663	£650

% increase (over previous year)	2%	0%	2%	—

(i)	For Kathryn Mikells, the 2015 salary refers to her salary on appointment on 9 November 2015.

Annual incentive plan (AIP) (audited)

AIP payout for the year ended 30 June 2016

Performance against the group financial measures and the Individual Business Objectives (IBOs), as assessed by the Remuneration Committee, is described below.

The overall level of performance achieved resulted in an AIP award equating to 129.6% of base salary for Ivan Menezes and 139.6% of base salary for both Kathryn Mikells and Deirdre Mahlan (pro-rated to reflect the period of their appointments on the Board). The actual awards received in respect of their Executive Director appointments are shown in the ‘single total figure of remuneration’ table on pages 176-177.

PayoutDiageoGroup(i)(%oftotalAIP(80%oftotalAIPopportunity)opportunity)Netsalesmeasure(ii)(%growth)ThresholdTargetMaximum(25%oftotal)Performancetarget1.9%3.9%5.8%Actualperformance3.2%AIPopportunity6.25%12.50%25.00%10.4%ProfitbeforeexceptionalitemsThresholdTargetMaximumandtaxmeasure(iii)(%growth)Performancetarget4.6%7.0%9.2%(25%oftotal)Actualperformance9.6%AIPopportunity6.25%12.50%25.00%25.0%OperatingcashconversionThresholdTargetMaximummeasure(iv)(%)Performancetarget97.0%102.0%107.0%(30%oftotal)Actualperformance104.3%AIPopportunity7.5%15.0%30.0%21.9%TotalDiageogroupAIPoutcome20%40%80%57.3%

Governance (continued)

		Payout
				Total	Total	Total	Total
Individual	Individual Bonus Objectives (IBOs)(v)	IBOs	Group	(% max)	(% salary)	(£’000)	($’000)
Maximum AIP opportunity		20%	80%	100%	200%
Ivan Menezes CEO	• Delivery of investor critical growth priorities • Deliver a transformation in commercial standards and sales capabilities • Enhance our Corporate Reputation	7.5%	57.3%	64.8%	129.6%	£1,330	$1,969
Kathryn Mikells CFO	• Deliver cash targets versus plan • Drive improvements in Working Capital through focus on supply chain interventions • Build support for Diageo investment story of good sustainable performance, including demonstration of commitment to cost	12.5%	57.3%	69.8%	139.6%	£585
Deirdre Mahlan Former CFO	• Deliver cash targets versus plan • Drive improvements in Working Capital through focus on supply chain interventions • Build support for Diageo investment story of good sustainable performance, including demonstration of commitment to cost	12.5%	57.3%	69.8%	139.6%	£363

(i)	Performance against the AIP measures is calculated using 2016 budgeted exchange rates in line with management reporting and excludes the impact of IAS 21 in respect of short-term intercompany funding balances and IAS 39 in respect of market value movements as recognised in net finance charges and any exceptional items.
(ii)	For AIP purposes, the net sales value measure is calculated after adjustments for acquisitions and disposals.
(iii)	For AIP purposes, the profit before exceptional items and tax measure is calculated as operating profit plus earnings from associated companies less net interest, IAS 21/39 adjustments, adjustments for acquisitions and disposals and year-on-year foreign exchange on interest.
(iv)	The operating cash conversion measure is calculated by dividing cash generated from operations excluding cash inflows/outflows in respect of exceptional items, dividends, maturing inventories and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional items. The ratio is stated at the budgeted exchange rate for the respective year in line with management reporting and is expressed as a percentage.
(v)	The Committee assessed the Executive Directors’ performance against each of the IBOs and awarded a rating based on whether they had partially met, achieved or exceeded each goal. The average of all IBO ratings (weighted 50% on the first goal and 25% on each of the second and third goals) is shown as the final payout against the IBO element in the table above.

AIP design for the year ending 30 June 2017

The measures and targets used in the AIP are reviewed annually by the Remuneration Committee and are chosen to drive financial and individual business performance goals related to the company’s short term strategic operational objectives. The AIP design for the year ending 30 June 2017 will comprise of four measures (weightings in brackets):

•	Profit before exceptional items and tax (% growth) (25%): stretching profit targets drive operational efficiency and influence the level of returns that can be delivered to shareholders through increases in share price and dividend income;
•	Net sales (25%): year-on-year net sales growth is a key performance measure;
•	Operating cash conversion (30%): ensures focus on efficient conversion of profit into cash; and
•	Individual business objectives (20%): are measurable deliverables that are specific to the individual and are focused on supporting the delivery of key strategic objectives.

Details of the targets for the performance period ending 30 June 2017 will be disclosed retrospectively in next year’s annual report on remuneration, by which time they will no longer be deemed commercially sensitive by the Board.

Long-term incentive plans (LTIPs) (audited)

LTIP awards vesting in the year ended 30 June 2016 (audited)

Until 30 June 2014, long-term incentives were a combination of share options under the Senior Executive Share Option Plan 2008 (SESOP) and performance share awards under the Performance Share Plan 2008 (PSP). Awards were designed to incentivise Executive Directors and senior managers to deliver long-term sustainable performance. Awards made under both sets of plans were subject to performance conditions normally measured over a three-year period. As approved by shareholders at the AGM in September 2014, these plans were replaced by the Diageo Long-Term Incentive Plan (DLTIP) for awards from 2014 onwards.

Governance (continued)

SESOP – granted in September 2013, vesting in September 2016 (audited)

On 5 September 2013, Ivan Menezes and Deirdre Mahlan received awards of 46,239 (ADRs) and 135,022 (ordinary shares) market price options, respectively, under the SESOP. Awards were subject to a performance condition based on compound annual growth in adjusted eps over a three-year period. For the purpose of the SESOP, an adjusted measure of eps is used to ensure that elements such as exceptional items and the impact of movements in exchange rates are excluded from year-on-year comparisons of performance. Options only vest when stretching adjusted eps targets are achieved. Vesting is on a pro rata basis ranging from a threshold level of 25% to a maximum level of 100%.

The adjusted eps growth targets and actual performance for the 2013 SESOP awards are set out below:

Vesting of 2013 SESOP awards	Target	Vesting (% maximum)
Compound annual adjusted eps growth over 1 July 2013 – 30 June 2016
Threshold	7%	25%
Maximum	11%	100%
Actual	1.8%	0.0%

Accordingly, the 2013 SESOP award, which is due to vest in September 2016, has not met the threshold under the performance condition and the options under the award will lapse.

PSP – awarded in September 2013, vesting in September 2016 (audited)

On 5 September 2013, Ivan Menezes and Deirdre Mahlan received awards of 47,484 (ADRs) and 110,241 (ordinary shares) performance shares, respectively, under the PSP. Awards vest after a three-year period subject to the achievement of specified performance tests. Notional dividends accrue on awards and are paid out either in cash or shares in accordance with the vesting schedule.

For the 2013 awards, the primary performance test is split between three equally weighted performance measures:

1.	A comparison of Diageo’s three-year total shareholder return (TSR) — the percentage growth in Diageo’s share price (assuming all dividends and capital distributions are re-invested) — with the TSR of a peer group of international drinks and consumer goods companies. TSR is calculated on a common currency (US dollar) basis;
2.	Growth in organic net sales on a compound annual basis; and
3.	Total organic operating margin improvement.

For the part of the award subject to the TSR condition to vest, there must also be an improvement in the underlying financial performance of the company. In addition, the Remuneration Committee must be satisfied that performance in both organic net sales and organic operating margin is above an appropriate level before any of the award under either measure can be released.

The targets and vesting profile for the PSP awards granted in September 2013 are shown in the following table:

Vesting of 2013 PSP awards	Threshold	Mid-point	Maximum	Actual	Vesting (% maximum)
Organic net sales (CAGR)	5.0%	6.5%	8.0%	1.0%	0.0%
Organic operating margin improvement	75bps	100bps	125bps	120bps	91.9%
Relative total shareholder return	Median ranking (ninth)	—	Upper quintile (third or above)	15th	0.0%
Vesting (% maximum)	25.0%	62.5%	100%		30.6%

The three conditions are weighted equally. For operating margin and net sales, there is straight-line vesting between threshold and the midpoint, and between the mid-point and the maximum. The full vesting profile for TSR is shown below:

Governance (continued)

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

On the basis of this performance, the 2013 PSP award, which is due to vest in September 2016, has partially met the performance conditions and, consequently, the shares under award will vest at 30.6% of the initial award.

The Committee has taken into consideration all factors regarding the underlying quality of the performance of the business at the end of the performance period and is satisfied that the level of vesting is warranted.

Diageo Incentive Plan (DIP) (audited)

Ivan Menezes retains interests in awards under the Diageo Incentive Plan that were granted to him in 2012, prior to his appointment as Executive Director. The number of shares granted to him on 8 March 2012 was 117,142 ADRs. 50% of this award is subject to meeting the midpoint of the targets for the financial measures under the long-term incentive plan over the three-year performance periods ending 30 June 2015, 30 June 2016, 30 June 2017 and 30 June 2018. The remaining 50% is subject to continued satisfactory employment. The financial measures under the performance part of the award are equally weighted. Actual performance for the second tranche of the 2012 DIP award (i.e. the tranche based on performance over the three years to 30 June 2016) versus target is set out below:

Vesting of second performance-based tranche of March 2012 DIP award

Performance measures (equally weighted)	Target	Actual	Vesting (% of maximum)
Organic net sales growth (CAGR)	6.50%	1.0%	0%
Organic operating margin improvement	100bps	120bps	100.0%
Compound annual adjusted eps growth	9%	1.8%	0%

Total			33.3%

As the table shows, 33.3% of the performance related ADRs under the second tranche of the 2012 DIP award will vest in March 2017, subject to continuing employment. The total award that will vest to Ivan Menezes in March 2017 will therefore be 66.6% of the second tranche (including the ADRs that vest on time only), or 19,523 ADRs, provided he remains employed at the time of vesting. The Committee has assessed the underlying performance of the business at the end of the performance period and is satisfied that this level of vesting is warranted. The value of the part of the award based on performance and vesting in March 2017 is included in the single total figure of remuneration.

DLTIP awards made during the year ended 30 June 2016 (audited)

On 3 September 2015, Ivan Menezes and Deirdre Mahlan received awards of 49,825 (ADRs) and 140,515 (ordinary shares) performance shares, respectively and 49,825 (ADRs) and 140,515 (ordinary shares) market price share options, respectively, under the DLTIP; details are provided in the table below. The three-year period over which performance will be measured is 1 July 2015 to 30 June 2018. The performance measures are relative total shareholder return, organic net sales growth, cumulative free cash flow and adjusted eps growth, equally weighted. 20% of the award will vest at threshold, with straight-line vesting up to 100% if the maximum level of performance is achieved.

Governance (continued)

Executive Director	Date of grant	Plan	Share type	Awards made during the year	Exercise price	Face value ’000	Face value (% of salary)
Ivan Menezes	03/09/2015	DLTIP – share options	ADR	49,825	$104.93	$5,700	375%
Ivan Menezes	03/09/2015	DLTIP – performance shares	ADR	49,825	—	$5,700	375%
Deirdre Mahlan	03/09/2015	DLTIP – share options	Ord	140,515	1709p	£2,635	360%
Deirdre Mahlan	03/09/2015	DLTIP – performance shares	Ord	140,515	—	£2,635	360%

The table above specifies the number of performance shares and share options initially awarded under the DLTIP. The proportion of the awards that will vest is dependent upon the achievement of performance conditions, and the actual value may be nil. The vesting outcomes will be disclosed in the 2018 annual report.

The face value of each award has been calculated using the share price at the time of grant. In accordance with the rules, the number of performance shares and share options granted under the DLTIP was calculated by using the average closing share price for the last six months of the preceding financial year (1875 pence for ordinary shares and $114.40 for ADRs). In accordance with the plan rules, the exercise price was calculated using the average closing share price of the three days preceding the grant date (1709 pence for ordinary shares and $104.93 for ADRs). The share price on the date of grant was 1713.5 pence for ordinary shares and $104.30 for ADRs.

DLTIP awards to be made in the year ending 30 June 2017

The long-term incentive plan (DLTIP) was approved by shareholders at the AGM in September 2014.

The long-term incentive plan measures are reviewed annually by the Remuneration Committee and are selected to reward long-term consistent performance in line with Diageo’s business strategy and to create alignment with the delivery of value for shareholders. The DLTIP measures for awards to be granted in September 2016 are the same as those that applied to awards made in September 2015 and are:

•	Relative total shareholder return: reflects the value of share price growth plus dividends, thus measuring the value returned on shareholder investments;
•	Organic net sales: sustained year-on-year organic net sales growth is a key performance measure;
•	Cumulative free cash flow: measures the efficiency of cash management;
•	Compound annual adjusted eps growth: reflects profitability and is a key measure for shareholders.

Governance (continued)

The table below outlines the targets and the vesting profile for these awards. The measures are equally weighted, with performance shares subject to performance against relative total shareholder return, organic net sales and cumulative free cash flow, and share options subject to performance against adjusted eps growth. Performance will be tested over three financial years, beginning with the year ending 30 June 2017.

	Performance shares			Share options
	Relative total shareholder return (25%)	Organic net sales (CAGR) (25%)	Cumulative free cash flow (£m) (25%)	Adjusted eps growth (CAGR) (25%)	Vesting profile
Threshold	Median ranking (ninth)	3.5%	£5,700m	4.0%	20%
Midpoint	—	4.75%	£6,400m	6.75%	60%
Maximum	Upper quintile (third or above)	6.0%	£7,100m	9.5%	100%

It is intended that a performance share award of 375% of base salary and an award of market price share options of 125% of base salary (in performance share equivalents; one market price option is valued at one-third of a performance share) will be made to Ivan Menezes in September 2016.

It is intended that Kathryn Mikells will be awarded a performance share award of 360% of base salary and an award of market price share options of 120% of base salary (in performance share equivalents) in September 2016.

Award on appointment in the year ended 30 June 2016 (audited)

On her appointment as Chief Financial Officer on 9 November 2015, Kathryn Mikells was awarded shares in Diageo plc in recognition of the share awards forfeited under the terms of her previous employer’s long-term incentive plans. As prescribed by the approved remuneration policy, the fair value of the replacement award in Diageo shares was no higher than the estimated fair value of the awards being forfeited.

The share awards that Kathryn forfeited on leaving her previous employer had a combined face value of £9.1 million (based on the share price at the time of valuing the forfeited stock) and comprised a number of time-vesting shares vesting on 1 July 2016 and a number of performance shares vesting on 1 January 2017, 1 July 2017 and 1 July 2018. The fair value of awards was estimated at £3.9 million.

Replacement awards in Diageo shares were delivered in a mixture of time-vesting and performance-based restricted shares with vesting staggered over a three-year period, to take account of the vesting schedule of the forfeited stock and to ensure appropriate retention value for the company. The face value of replacement awards was £6.3 million and the fair value was £3.9 million on grant.

Governance (continued)

As was disclosed to the market at the time, Kathryn Mikells was awarded:

•	43,868 ordinary shares, which will vest on 9 May 2017, subject to continuing employment;
•	43,868 ordinary shares, which will vest on 9 November 2018, subject to continuing employment; and
•	246,300 ordinary shares, which will vest on 9 November 2018, subject to the achievement of performance conditions based on net sales growth, cumulative free cash flow and relative total shareholder return over the three-year period ending 30 June 2018 (the same performance conditions and targets that apply to performance share awards granted in September 2015 under the DLTIP). The share price on award, being the average closing price of an ordinary share over the three dealing days prior to the date of grant, was 1892 pence and the face value note above is based on this price.

Pension and benefits in the year ended 30 June 2016

Benefits

Benefits provisions for the Executive Directors continue to be in line with the information set out in the future policy table.

Pension arrangements (audited)

Ivan Menezes, Kathryn Mikells and Deirdre Mahlan are members of the Diageo North America Inc. Supplemental Executive Retirement Plan (SERP) with an accrual rate of 40%, 20% and 35% of base salary, respectively during the year ended 30 June 2016. On his request, the accrual rate for Ivan Menezes was reduced from 40% to 30% of salary, effective from 1 July 2016. There will be no compensatory payment or benefit in exchange for this reduction in contribution.

The SERP is an unfunded, non-qualified supplemental retirement programme. Under the plan, accrued company contributions are subject to quarterly interest credits. Under the rules of the SERP, employees can withdraw the balance of the plan in the form of five equal annual instalments or a lump sum upon reaching age 55 (Kathryn Mikells and Deirdre Mahlan) and after having left service with Diageo (within six months of separation from service).

Ivan Menezes and Deirdre Mahlan participated in the US Cash Balance Plan and the Benefit Supplemental Plan (BSP) until August 2012 and June 2010, respectively and have accrued benefits under both plans. The Cash Balance Plan is a qualified funded pension arrangement, employer contributions are 10% of pay capped at the Internal Revenue Service (IRS) limit. The BSP is a non-qualified unfunded arrangement; notional employer contributions are 10% of pay above the IRS limit. Interest (notional for the BSP) is credited quarterly on both plans.

Ivan Menezes was also a member of the Diageo Pension Scheme (DPS) in the United Kingdom between 1 February 1997 and 30 November 1999. The accrual of pensionable service ceased in 1999 but the linkage to salary remained until January 2012. Under the Rules of the Scheme, this benefit is payable unreduced from age 60.

Upon death in service, a life insurance benefit of $3 million is payable to Ivan Menezes and a lump sum of four times base salary is payable to Kathryn Mikells and Deirdre Mahlan.

The table below shows the pension benefits accrued by each Director to date. Note that the accrued UK benefits for Ivan Menezes are annual pension amounts, whereas the accrued US benefits for Ivan Menezes, Kathryn Mikells and Deirdre Mahlan are one-off cash balance amounts.

Governance (continued)

	30 June 2016		30 June 2015
Executive Director	UK pension £’000 p.a.	US benefit £’000	UK pension £’000 p.a.	US benefit £’000
Ivan Menezes(i)	69	5,588	69	4,218
Kathryn Mikells(ii)	Nil	92	n/a	n/a
Deirdre Mahlan(iii)	Nil	1,808	Nil	1,239

(i)	Ivan Menezes’ US benefits are higher at 30 June 2016 than at 30 June 2015 by £1,370k:
(a)	£486k of which is due to pension benefits earned over the year (all of which is over and above the increase due to inflation) – as reported in the single figure of remuneration, see pages 176-177;
(b)	£61k of which is due to interest earned on his deferred US benefits over the year; and
(c)	£823k of which is due to exchange rate movements over the year.
(ii)	Kathryn Mikells’ US benefits are higher at 30 June 2016 than on her appointment date on 9 November 2015 by £92k:
(a)	£83k of which is due to pension benefits earned over the year (all of which is over and above the increase due to inflation) – as reported in the single figure of remuneration, see pages 176-177; and
(b)	£9k of which is due to exchange rate movements over the year.
(iii)	Deirdre Mahlan’s US benefits are higher at 30 June 2016 than at 30 June 2015 by £569k:
(a)	£296k of which is due to pension benefits earned over the year (all of which is over and above the increase due to inflation) – which equates to £105k pro-rated for the period 1 July 2015 – 9 November 2015 when she was a Director, as reported in the single figure of remuneration, see pages 176-177;
(b)	£14k of which is due to interest earned on her deferred US benefits over the year; and
(c)	£259k of which is due to exchange rate movements over the year.

The Normal Retirement Age applicable to each Director’s benefits depends on the pension scheme, as outlined below.

Executive Director	UK benefits (DPS)	US benefits (Cash balance)	US benefits (BSP)	US benefits (SERP)
Ivan Menezes(i)	60	65	6 months after age of leaving service	6 months after age of leaving service
Kathryn Mikells	n/a	n/a	n/a	6 months after age of leaving service, or age 55 if later
Deirdre Mahlan	n/a	65	6 months after age of leaving service	6 months after age of leaving service, or age 55 if later

(i)	Ivan Menezes is able to take his UK pension benefits from age 58 without consent, and his benefits would not be subject to any actuarial reduction in respect of early payment. However, this is a discretionary policy Diageo offers that is not set out in the DPS Scheme Rules.

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

Totalshareholderreturn-DiageoChiefExecutivevalueofhypotheticalFTSE100totalremunerationL100holdingChiefExecutivetotalremunerationLmillionL30030 L25025L20020L15015L10010L505 00June2009June2010June2011June2012June2013June2014June2015June2016 PaulSWalshPaulSWalshPaulSWalshPaulSWalshIvanMenezes(i)IvanMenezes(i)IvanMenezes(i)L'000L'000L'000L'000L'000L'000L'000ChiefExecutivetotalremuneration(includeslegacyLTIPawards)3,2314,44911,74615,5577,3123,8884,440Annualincentive(%maximumopportunity)86%77%74%51%9%28%65%LT-SESOP (%maximumopportunity)100%100%100%100%71%0%0%LTI-PSP (%maximumopportunity)0%0%65%95%55%33%31%

(i)	To enable comparison Ivan Menezes’ single total figure of remuneration has been converted into sterling using the cumulative average weighted exchange rate for the relevant financial year.

Governance (continued)

Percentage change in remuneration of the director undertaking the role of Chief Executive

The table below shows a comparison of the percentage change in the Chief Executive’s remuneration to the average percentage change in remuneration for the UK and US population from 2015 to 2016. The chosen population represents the most appropriate comparator group for the Chief Executive, as the Committee considers salary increase budgets in these countries when reviewing Executive Directors’ base salaries. Furthermore, the majority of Executive Committee members as well as the Executive Directors are on UK or US reward packages.

	Salary	Taxable benefits	Bonus
	% change	% change	% change
Chief Executive percentage change from 2015 to 2016	0%	(53%)	134%
Average % change for the UK and US workforce from 2015 to 2016	3%	0%	101%

The percentage change for the Chief Executive is based on the remuneration of Ivan Menezes from 2015 to 2016. Taxable benefits in 2015 included one-off relocation payments.

UK salary, benefits and bonus data for both 2015 and 2016 have been converted into USD using the cumulative weighted average exchange rate for the year ended 30 June 2016 of £1 = $1.48.

Directors’ shareholding requirements and share and other interests (audited)

The beneficial interests of the Directors in office at 30 June 2016 (and their connected persons) in the ordinary shares (or ordinary share equivalents) of the company are shown in the table below.

	Ordinary shares or equivalent(i)
	14 July 2016	30 June 2016 (or date of departure, if earlier)	30 June 2015 (or date of appointment, if later)	Shareholding requirement (% salary)(ii)	Shareholding at 14 July 2016 (% salary)(ii)	Shareholding requirement met
Chairman
Dr Franz B Humer	67,699	67,316	60,097	—	—	—
Executive Directors
Ivan Menezes(iii)	864,714	864,714	749,518	300%	1552%	Yes
Kathryn Mikells(iii), (vi)	13,589	13,580	—	250%	39%	No
Deirdre Mahlan(iii)	308,447	308,447	281,153	250%	777%	Yes
Non-Executive Directors
Peggy B Bruzelius	5,000	5,000	5,000	—	—	—
Laurence M Danon(iv)	—	5,000	5,000	—	—	—
Lord Davies of Abersoch	5,052	5,052	5,052	—	—	—
Betsy D Holden(iii)	17,400	17,400	17,400	—	—	—
Ho KwonPing	4,353	4,353	4,223	—	—	—
Philip G Scott	10,000	10,000	10,000	—	—	—
Nicola S Mendelsohn	5,000	5,000	5,000	—	—	—
Alan JH Stewart	2,560	2,560	1,500	—	—	—
Emma Walmsley(v)	5,094	5,094	—	—	—	—

Notes

(i)	Each person listed beneficially owns less than one percent of Diageo’s ordinary shares. Ordinary shares held by Directors have the same voting rights as all other ordinary shares.
(ii)	Both the shareholding requirement and shareholding at 14 July 2016 are expressed as a percentage of base salary earned in the year ended 30 June 2016 and calculated using an average share price for the year ending 30 June 2016 of 1843.5 pence.
(iii)	Ivan Menezes, Deirdre Mahlan, Kathryn Mikells and Betsy D Holden have share interests in ADRs (one ADR is equivalent to four ordinary shares); the share interests in the table are stated as ordinary share equivalents.
(iv)	Laurence M Danon ceased to be a Non-Executive Director on 23 September 2015 and therefore her shareholding is not disclosed at 14 July 2016.
(v)	Emma Walmsley was appointed to the Board on 1 January 2016.
(vi)	Kathryn Mikells has five years from the date of her appointment, that is, until 9 November 2020, to build up the required shareholding in Diageo shares.

Governance (continued)

Outstanding share plan interests (audited)

Plan name	Date of award	Performance period	Date of vesting	Share type	Share price on date of grant	Exercise price	Number of shares/ options at 30 June 2015(i)	Granted	Vested/ exercised	Dividends awarded and released	Lapsed	Number of shares/ options at 30 June 2016	Total number of shares/ options in Ords(ii)
Ivan Menezes
SESOP(iii)	Sep 2010	2010-2013	2013	ADR		$67.84	55,512					55,512
SESOP(iii)	Sep 2011	2011-2014	2014	ADR		$76.70	36,587					36,587
SESOP	Oct 2012	2012-2015	2015	ADR		$112.72	46,575				46,575	—

Total number of vested but unexercised share options													368,396

SESOP(v)	Sep 2013	2013-2016	2016	ADR		$123.27	46,239					46,239
DLTIP – share options(vi)	Sep 2014	2014-2017	2017	ADR		$117.55	45,447					45,447
DLTIP – share options	Sep 2015	2015-2018	2018	ADR		$104.93		49,825				49,825

Total number of unvested share options subject to performance													566,044

DIP(iv)	Sep 2011	2011-2014	2014-2015	ADR	$74.11		21,309		21,309			—
DIP(iv)	Mar 2012	2012-2019	2016-2019	ADR	$96.44		58,571		4,880		9,763	43,928
PSP	Oct 2012	2012-2015	2015	ADR	$113.62		54,927		18,309	1,853	36,618	—
PSP(v)	Sep 2013	2013-2016	2016	ADR	$123.08		47,484					47,484
DLTIP – performance shares(vi)	Sep 2014	2014-2017	2017	ADR	$115.80		45,447					45,447
DLTIP – performance shares	Sep 2015	2015-2018	2018	ADR	$104.30			49,825				49,825

Total number of unvested shares subject to performance													746,736

DIP(iv)	Mar 2012	2012-2019	2016-2019	ADR	$96.44		58,571		14,642			43,929

Total number of unvested shares not subject to performance													175,716

Deirdre Mahlan(viii)
SESOP(iii)	Sep 2009	2009-2012	2012	ADR		$63.13	20,790					20,790
SESOP	Sep 2010	2010-2013	2013	Ord		1080p	199,652					199,652
SESOP	Sep 2011	2011-2014	2014	Ord		1232p	135,069					135,069
SESOP	Oct 2012	2012-2015	2015	Ord		1743p	146,299				146,299	—

Total number of vested but unexercised share options													417,881

SESOP(v)	Sep 2013	2013-2016	2016	Ord		1983p	135,022					135,022
DLTIP – share options(vi)	Sep 2014	2014-2017	2017	Ord		1796p	140,590					140,590
DLTIP – share options	Sep 2015	2015-2018	2018	Ord		1709p		140,515				140,515

Total number of unvested share options subject to performance													416,127

PSP	Oct 2012	2012-2015	2015	Ord	1772p		134,653		44,884	4,380	89,769	—
PSP(v)	Sep 2013	2013-2016	2016	Ord	1978p		110,241					110,241
DLTIP – performance shares(vi)	Sep 2014	2014-2017	2017	Ord	1779p		140,590					140,590
DLTIP – performance shares	Sep 2015	2015-2018	2018	Ord	1714p			140,515				140,515

Total number of unvested shares subject to performance													391,346

Kathryn Mikells
DBOP – performance shares(vii)	Nov 2015	2015-2018	2018	Ord	1866p			246,300				246,300

Total number of unvested shares subject to performance													246,300

DBOP – restricted shares(vii)	Nov 2015	2015-2017	2017	Ord	1866p			43,868				43,868
DBOP – restricted shares	Nov 2015	2015-2018	2018	Ord	1866p			43,868				43,868

Total number of unvested shares not subject to performance													87,736

(i)	For unvested awards this is the number of shares/options initially awarded. For exercisable share options, this is the number of outstanding options. All share options have an expiry date of ten years after the date of grant.
(ii)	ADRs have been converted to Ords (one ADR is equivalent to four ordinary shares) for the purpose of calculating the total number of vested and unvested shares and options.
(iii)	Shares/options granted prior to the Executive’s appointment to the Board.
(iv)	Ivan Menezes retains interests in awards that were granted to him prior to joining the Board under ‘below-board’ plans (Discretionary Incentive Plan), amounting to a total of 188,172 ADRs, granted in 2011 and 2012. 50% of the initial 2011 award of 71,030 ADRs lapsed in September 2014, as disclosed in the 2014 remuneration report. Of the remainder, 40% vested in September 2014, and the remaining portion vested in September 2015. The 2012 award is subject to performance conditions and continuing employment. 66.67% of the first tranche vested in March 2016 and 66.7% of the second tranche is due to vest in March 2017, with the remaining tranches vesting in March 2018 and March 2019.
(v)	Awards made under the PSP and SESOP in September 2013 and due to vest in September 2016 are included here as unvested share awards subject to performance conditions, although the awards have also been included under long-term incentives in the single figure of total remuneration on pages 176-177, since the performance period ended during the year ended 30 June 2016.

Governance (continued)

(vi)	Details of the performance conditions attached to PSP and SESOP awards granted in 2014 were disclosed in Diageo’s 2015 Annual Report.
(vii)	Replacement shares awarded to Kathryn Mikells on her appointment as Chief Financial Officer on 9 November 2015, in recognition of share awards she forfeited from her previous employer. These awards were made under the Diageo Buy Out Plan (DBOP).
(viii)	Awards granted to Deirdre Mahlan after she stepped down from the Board on 9 November 2015 have not been disclosed as she was no longer an Executive Director.

Payments to former directors (audited)

There were no payments to former directors above the de minimis level of £3k in the year ended 30 June 2016. This does not apply to Deirdre Mahlan, who stepped down from the Board on 9 November 2015.

Payments for loss of office (audited)

There were no payments for loss of office to Executive Directors in relation to the year ended 30 June 2016.

Non-Executive Directors’ fees

The Chairman’s fee was reviewed in December 2015 and increased from £500,000 to £600,000 per annum, effective 1 January 2016, following five successive years of no increases. The Chairman’s fee is appropriately positioned against our comparator group of FTSE30 companies excluding financial services. The next review is scheduled for December 2017.

Following a comprehensive review of competitive market data, the Board also reviewed the fees for Non-Executive Directors and increased the basic fee from £84,000 to £87,000 per annum and the Senior Non-Executive Director fee from £20,000 to £25,000 per annum, also effective from 1 January 2016. There are no changes to the additional fees for the Chairman of the Audit Committee and the Remuneration Committtee.

	January 2016	January 2015
Per annum fees	£’000	£’000
Chairman of the Board	600	500
Non-Executive Directors
Base fee	87	84
Senior Non-Executive Director	25	20
Chairman of the Audit Committee	30	30
Chairman of the Remuneration Committee	25	25

Non-Executive Directors’ remuneration for the year ended 30 June 2016 (audited)

	Fees £’000		Taxable benefits(i) £’000		Total £’000
	2016	2015	2016	2015	2016	2015
Chairman
Dr Franz B Humer(ii)	550	500	6	12	556	512
Non-Executive Directors
Peggy B Bruzelius	86	84	6	13	92	97
Laurence M Danon(iii)	21	84	1	6	22	90
Lord Davies of Abersoch	133	129	3	3	136	132
Betsy D Holden	86	84	10	35	96	119
Ho KwonPing	86	84	1	1	87	85
Philip G Scott	116	114	12	5	128	119
Nicola S Mendelsohn	86	70	1	1	87	71
Alan JH Stewart	86	70	1	1	87	71
Emma Walmsley(iv)	44	—	1	—	45	—

Governance (continued)

(i)	Other benefits include a contracted car service, product allowance and expense reimbursements relating to travel, accommodation and subsistence in connection with the attendance of Board meetings during the year, which are deemed by HMRC to be taxable in the United Kingdom. The amounts in the single figure of total remuneration table above include the grossed-up cost of UK tax paid by the company on behalf of the directors. Non-taxable expense reimbursements have not been included in the single figure of remuneration table above.
(ii)	As in the previous year, £96,000 of Dr Franz B Humer’s net remuneration in the year ended 30 June 2016 was used for the monthly purchase of Diageo ordinary shares, which must be retained until he retires from the company or ceases to be a Director for any other reason.
(iii)	Laurence M Danon ceased to be a Non-Executive Director on 23 September 2015.
(iv)	Emma Walmsley was appointed to the Board on 1 January 2016.

External appointments held by the Executive Directors

Executive Directors may accept external appointments as Non-Executive Directors of other companies and retain any related fees paid to them, subject to the specific approval of the Board in each case.

Ivan Menezes — During the year ended 30 June 2016, Ivan Menezes served as a Non-Executive Director of Coach Inc. and earned fees of $75,000, which he retained. In line with the Coach Inc. policy for outside directors, Ivan Menezes is eligible to be granted share options and restricted share units (RSUs). During the year ended 30 June 2016, he was granted 11,734 options at an option price of $32.28 and 2,367 RSUs (including dividends received) at a fair market value of $32.28 per share.

Kathryn Mikells — During the year ended 30 June 2016, Kathryn Mikells served as a Non-Executive Director of Hartford Financial Services Group Inc. and earned fees of $100,000 for the full year, which were deferred into equity.

Deirdre Mahlan — During the year ended 30 June 2016, Deirdre Mahlan served as a Non-Executive Director of Experian plc and earned fees of €68,864, which she retained.

Relative importance of spend on pay

The graph below illustrates the relative importance of spend on pay (total remuneration of all group employees) compared with distributions to shareholders, and the percentage change from the year ended 30 June 2015 to the year ended 30 June 2016. Distributions to shareholders are total dividends. The Committee considers that there are no other significant distributions or payments of profit or cash flow.

Relative importance of spend on pay - percentage change Sta_ pay 1,180 1,236 4.7% Distributions to shareholders 1,341 1,443 7.6% Lm 0 500 1,000 1,500 2,000 2,500 3,000 2015 2016

Remuneration committee

The Remuneration Committee consists of the following independent Non-Executive Directors: Peggy B Bruzelius, Lord Davies of Abersoch, Betsy D Holden, Ho KwonPing, Philip G Scott, Nicola S Mendelsohn, Alan JH Stewart and Emma Walmsley. Lord Davies is the Chairman of the Remuneration Committee. The Chairman of the Board and the Chief Executive may, by invitation, attend Remuneration Committee meetings except when their own remuneration is discussed. Diageo’s Global Human Resources Director and Capability, Performance and Reward Director are also invited from time to time by the Remuneration Committee to provide their views and advice. The Global Human Resources Director is not present when her own remuneration is discussed. The Chief Financial Officer may also attend to provide performance context to the Committee during its discussions about target setting. Information on meetings held and director attendance is disclosed in the corporate governance report.

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

External advisors

During the year ended 30 June 2016, the Remuneration Committee received advice from Kepler (a brand of Mercer), appointed by the Committee in December 2013 following a tendering process, who provided independent advice on remuneration best practice and senior executive remuneration.

Kepler is a signatory to, and abides by, the Remuneration Consultants Group Code of Conduct. Kepler’s parent company, Mercer, provides unrelated services to the company in the areas of all-employee reward and retirement benefits. The Remuneration Committee is satisfied that the advice it receives from Kepler is independent. During the year, Kepler supported the Committee in preparing this Directors’ remuneration report, provided remuneration benchmarking survey data to support the salary review for the Executive Committee, provided advice on the design of the long-term incentives, and calculated the total shareholder return of Diageo and its peer companies for the 2012 and 2013 PSP awards and provided periodic updates on all outstanding performance cycles. The fees paid to Kepler in relation to advice provided to the Committee were £137,935 and are determined on a time and expenses basis.

During the year, Linklaters provided advice on the Directors’ remuneration report. Fees paid in relation to this advice, again on a time and expenses basis, were £6,000. Linklaters also provide other legal advice from time to time on certain corporate matters.

The Committee is satisfied that the Kepler and Linklaters engagement partners and teams that provide remuneration advice to the Committee do not have connections with Diageo that may impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts.

Clifford Chance provided advice on the operation of share plans during the year.

Statement of voting

The following table summarises the details of votes cast in respect of the resolutions on the Directors’ remuneration policy at the 2014 AGM and annual report on remuneration at the 2015 AGM.

	For	Against	Total votes cast	Abstentions
Directors’ remuneration policy
Total number of votes	1,663,866,061	43,275,688	1,707,141,749	18,288,488
Percentage of votes cast	97.47%	2.53%	100%	n/a
Annual report on remuneration
Total number of votes	1,767,690,112	64,973,516	1,832,663,628	35,221,124
Percentage of votes cast	96.45%	3.55%	100%	n/a

The Committee was pleased with the level of support shown for the remuneration policy and annual report on remuneration and appreciated the active participation of shareholders and their representative advisory bodies in consulting on executive remuneration matters.

Governance (continued)

ADDITIONAL INFORMATION

Emoluments and share interests of senior management

The total emoluments for the year ended 30 June 2016 of the Executive Directors, the Executive Committee members and the Company Secretary (together, the senior management) of Diageo comprising base salary, annual incentive plan, share incentive plan, termination payments and other benefits were £20.5 million (2015 – £14.0 million).

The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £9.5 million. In addition, they were granted 968,293 performance-based share options under the DLTIP during the year at a weighted average share price of 1709 pence, exercisable by 2025 and 43,444 options not subject to performance under the DLTIP, which will vest in three years. In addition they were granted 212 options over ordinary shares under the UK savings-related share options scheme (SAYE). They were also awarded 901,720 performance shares under the DLTIP in September 2015, which will vest in three years subject to the performance test described in the section on DLTIP awards made during the year ended 30 June 2016, and 4,250 shares not subject to performance under the DLTIP. They were also awarded 146,904 shares under the DIP, which will vest in September 2018, subject to the performance conditions being met. This excludes the replacement share awards made to Kathryn Mikells on 9 November 2015.

Senior management options over ordinary shares

At 14 July 2016, the senior management had an aggregate beneficial interest in 1,743,277 ordinary shares in the company and in the following options over ordinary shares in the company:

	Number of options	Weighted average exercise price	Option period
Ivan Menezes	934,440	1535p	2013 – 2025
Deirdre Mahlan	834,008	1488p	2012 – 2025
Other(i)	1,862,324	1731p	2011 – 2025

	3,630,772

(i)	Other members of the Executive Committee and the Company Secretary.

Key management personnel related party transactions (audited)

Key management personnel of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary.

Diageo plc has granted rolling indemnities to the Directors and the Company Secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as Directors or Company Secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2016.

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

Statutory and audit requirements

This report was approved by a duly authorised Committee of the Board of Directors, on 27 July 2016 and was signed on its behalf by Lord Davies of Abersoch who is senior Non-Executive Director and Chairman of the Remuneration Committee.

The Board has followed the principles of good governance as set out in the UK Corporate Governance Code (with the exception that the directors were unable to attend the 2015 AGM) and complied with the regulations contained in the Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013, the Listing Rules of the Financial Conduct Authority and the relevant schedules of the Companies Act 2006.

Governance (continued)

The Companies Act 2006 and the Listing Rules require the Company’s auditor to report on the audited information in their report and to state that this section has been properly prepared in accordance with these regulations.

PWC LLP has audited the report to the extent required by the Regulations, being the sections headed Single total figure of remuneration for Executive Directors (and notes), Annual incentive plan (AIP), Long-term incentive plans (LTIPs), Pension arrangements, Directors’ shareholding requirements and share and other interests, Outstanding share plan interests, Non-Executive Directors’ remuneration and Key management personnel related party transactions.

The annual report on remuneration is subject to shareholder approval at the AGM on 21 September 2016; the Directors’ remuneration policy was approved by shareholders at the 2014 AGM.

Terms defined in this remuneration report are used solely herein.

Governance (continued)

DIRECTORS’ REPORT

The Directors have pleasure in submitting their Annual Report for the year ended 30 June 2016.

Annual General Meeting

The AGM will be held at The Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, London EC4V 3DB at 2.30pm on Wednesday, 21 September 2016.

Directors

The Directors of the company who served during the year are shown in the section ‘Board of Directors and Company Secretary’ and ‘Executive Committee’ above.

In accordance with the UK Corporate Governance Code all the Directors will retire by rotation at the AGM and offer themselves for re-election. The Non-Executive Directors proposed for re-election do not have service contracts. Emma Walmsley and Javier Ferrán have been appointed, as Non-Executive Directors, with effect from 1 January 2016 and 22 July 2016 respectively and will offer themselves for election at the AGM. Javier Ferrán will be appointed Chairman on 1 January 2017 on the retirement of Dr Franz B Humer.

Further details of Directors’ contracts, remuneration and their interests in the shares of the company at 30 June 2016 are given in the Directors’ remuneration report.

The Directors’ powers are determined by UK legislation and Diageo’s articles of association. The Directors may exercise all the company’s powers provided that Diageo’s articles of association or applicable legislation do not stipulate that any powers must be exercised by the members.

Auditor

The auditor, PricewaterhouseCoopers LLP, is willing to continue in office and a resolution for its re-appointment as auditor of the company will be submitted to the AGM.

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

Corporate governance statement

The corporate governance statement, prepared in accordance with rule 7.2 of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules, comprises the following sections of the Annual Report: the ’Corporate governance report’, ‘the Report of the Audit Committee’ and the ’Additional information for shareholders’.

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

Governance (continued)

Other information

Other information relevant to the Directors’ report may be found in the following sections of the Annual Report:

Information (including that required by UK Listing Authority Listing Rule 9.8.4)	Location in Annual Report on Form 20-F
Agreements with controlling shareholders	Not applicable
Amendment of articles of association	Additional information for shareholders – Articles of association
Contracts of significance	Not applicable
Details of long-term incentive schemes	Directors’ remuneration report
Directors – appointment and powers	Additional information for shareholders – Articles of association – Directors
Directors’ indemnities and compensation	Directors’ remuneration report – Directors’ remuneration policy and Additional information; Financial statements – note 20 Related party transactions
Dividends	Financial statements – Unaudited financial information and group financial review
Employment Policies	Strategic report – How we will deliver our Performance Ambition; Strategic report – Risk factors; Strategic report – Sustainability & Responsibility review
Events since 30 June 2016	None
Financial risk management	Financial statements – note 15 Financial instruments and risk management
Future developments	Chairman’s statement; Chief Executive’s Statement; Market dynamics
Greenhouse gas emissions	Strategic report – Sustainability & Responsibility Review – Reducing our environmental impact
Interest capitalised	Not applicable
Non pre-emptive issues of equity for cash (including in respect of major unlisted subsidiaries)	Not applicable
Parent participation in a placing by a listed subsidiary	Not applicable
Political donations	Corporate governance report
Provision of services by a controlling shareholder	Not applicable
Publication of unaudited financial information	Unaudited information
Purchase of own shares	Additional information for shareholders – Repurchase of shares; Financial statements – note 17 Equity
Research and development	Financial statements – note 3 Operating costs
Restrictions on transfer of securities	Additional information for shareholders – Restrictions on transfer of shares
Review of the business and principal risks and uncertainties	Chief Executive’s statement; Strategic report – Risk factors
Share capital – structure, voting and other rights	Additional information for shareholders – Share capital and Articles of association; Financial statements – note 17 Equity
Share capital – employee share plan voting rights	Financial statements – note 17 Equity
Shareholdings in the company	Additional information for shareholders – Share capital
Shareholder waivers of dividends	Note 17 Equity
Shareholder waivers of future dividends	Note 17 Equity
Sustainability and responsibility	Strategic report – How we will deliver our Performance Ambition: Sustainability & responsibility; Strategic report - Risk factors; Strategic report - Sustainability and Responsibility Review
Waiver of emoluments by a director	Not applicable
Waiver of future emoluments by a director	Not applicable

Governance (continued)

The Directors’ report of Diageo plc for the year ended 30 June 2016 comprises these pages and the sections of the Annual Report referred to under ’Directors’, ’Corporate governance statement’ and ’Other information’ above, which are incorporated into the Directors’ report by reference. In addition, certain disclosures required to be contained in the Directors’ report, have been incorporated into the ‘Strategic report’ as set out in ’Other information’ above.

The Directors’ report was approved by a duly appointed and authorised committee of the Board of Directors on 27 July 2016 and signed on its behalf by David Harlock, the Company Secretary.

Financial statements

Reports of independent registered public accounting firms

To the Board of Directors and Shareholders of Diageo plc:

In our opinion, the accompanying consolidated balance sheet, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, and the consolidated statement of cash flows present fairly, in all material respects, the financial position of Diageo plc (the Company) and its subsidiaries (collectively Diageo) at 30 June 2016, and the results of their operations and their cash flows for the period ended 30 June 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and Directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

9 August 2016

Financial statements (continued)

The Board of Directors and Stockholders Diageo plc:

We have audited the accompanying consolidated balance sheet of Diageo plc and subsidiaries as of 30 June 2015, and the related consolidated income statements, and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period then ended on pages 199 to 270 , including the disclosures within the section ‘Directors’ shareholding requirements and share and other interests’ on page 187 , and the section ‘Key management personnel related party transactions’ on page 192. These consolidated financial statements are the responsibility of Diageo plc’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2015, and the results of their operations and their cash flows for each of the years in the two-year period then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union.

/s/ KPMG LLP

London, England

29 July 2015

Financial statements (continued)

CONSOLIDATED INCOME STATEMENT

	Notes	Year ended 30 June 2016 £ million	Year ended 30 June 2015 £ million	Year ended 30 June 2014 £ million
Sales	2	15,641	15,966	13,980
Excise duties	3	(5,156)	(5,153)	(3,722)

Net sales	2	10,485	10,813	10,258
Cost of sales	3	(4,251)	(4,610)	(4,029)

Gross profit		6,234	6,203	6,229
Marketing	3	(1,562)	(1,629)	(1,620)
Other operating expenses	3	(1,831)	(1,777)	(1,902)

Operating profit		2,841	2,797	2,707
Non-operating items	4	123	373	140
Finance income	5	262	244	241
Finance charges	5	(589)	(656)	(629)
Share of after tax results of associates and joint ventures	6	221	175	252

Profit before taxation		2,858	2,933	2,711
Taxation	7	(496)	(466)	(447)

Profit from continuing operations		2,362	2,467	2,264
Discontinued operations	8	—	—	(83)

Profit for the year		2,362	2,467	2,181

Attributable to:
Equity shareholders of the parent company - continuing operations		2,244	2,381	2,331
Equity shareholders of the parent company - discontinued operations		—	—	(83)
Non-controlling interests - continuing operations		118	86	(67)

		2,362	2,467	2,181

		million	million	million
Weighted average number of shares
Shares in issue excluding own shares		2,508	2,505	2,506
Dilutive potential ordinary shares		10	12	11

		2,518	2,517	2,517

		pence	pence	pence
Basic earnings per share
Continuing operations		89.5	95.0	93.0
Discontinued operations		—	—	(3.3)

		89.5	95.0	89.7

Diluted earnings per share
Continuing operations		89.1	94.6	92.6
Discontinued operations		—	—	(3.3)

		89.1	94.6	89.3

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended 30 June 2016 £ million	Year ended 30 June 2015 £ million	Year ended 30 June 2014 £ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
– group	(851)	125	(169)
– associates and joint ventures	(4)	(10)	2
– non-controlling interests	(1)	(2)	—
Tax on post employment plans	166	(11)	20

	(690)	102	(147)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
– group	1,217	(345)	(1,117)
– associates and joint ventures	325	(205)	(294)
– non-controlling interests	176	56	(120)
Net investment hedges	(843)	269	398
Exchange loss recycled to the income statement
– on translation of foreign operation	133	88	—
– on net investment hedges	(82)	—	—
Tax on exchange differences - group	(8)	30	12
Tax on exchange differences - non-controlling interests	4	—	—
Effective portion of changes in fair value of cash flow hedges
– gains/(losses) taken to other comprehensive income - group	28	(40)	59
– gains/(losses) taken to other comprehensive income - associates and joint ventures	3	(6)	(5)
– recycled to income statement	(145)	(58)	34
Tax on effective portion of changes in fair value of cash flow hedges	3	18	2
Fair value movements on available-for-sale investments
– gains taken to other comprehensive income - group	4	11	55
– gains taken to other comprehensive income - non-controlling interests	4	9	—
– recycled to income statement - group	(15)	—	(140)
– recycled to income statement - non-controlling interests	(13)	—	—
Tax on available-for-sale fair value movements	4	(4)	—
Hyperinflation adjustment	6	18	11
Tax on hyperinflation adjustment	(2)	—	(2)

	799	(159)	(1,107)

Other comprehensive profit/(loss), net of tax, for the year	109	(57)	(1,254)
Profit for the year	2,362	2,467	2,181

Total comprehensive income for the year	2,471	2,410	927

Attributable to:
Equity shareholders of the parent company	2,183	2,261	1,114
Non-controlling interests	288	149	(187)

Total comprehensive income for the year	2,471	2,410	927

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

CONSOLIDATED BALANCE SHEET

		30 June 2016		30 June 2015
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	10	12,370		11,231
Property, plant and equipment	11	3,881		3,690
Biological assets		10		65
Investments in associates and joint ventures	6	2,528		2,076
Other investments	12	31		109
Other receivables	14	46		46
Other financial assets	15	420		292
Deferred tax assets	7	298		189
Post employment benefit assets	13	55		436

			19,639		18,134
Current assets
Inventories	14	4,579		4,574
Trade and other receivables	14	2,686		2,435
Assets held for sale		3		143
Other financial assets	15	495		46
Cash and cash equivalents	16	1,089		472

			8,852		7,670

Total assets			28,491		25,804

Current liabilities
Borrowings and bank overdrafts	16	(2,058)		(1,921)
Other financial liabilities	15	(280)		(156)
Trade and other payables	14	(3,372)		(2,943)
Liabilities held for sale		—		(3)
Corporate tax payable		(340)		(162)
Provisions	14	(137)		(105)

			(6,187)		(5,290)
Non-current liabilities
Borrowings	16	(8,071)		(7,917)
Other financial liabilities	15	(500)		(443)
Other payables	14	(70)		(69)
Provisions	14	(253)		(238)
Deferred tax liabilities	7	(1,982)		(1,896)
Post employment benefit liabilities	13	(1,248)		(695)

			(12,124)		(11,258)

Total liabilities			(18,311)		(16,548)

Net assets			10,180		9,256

Equity
Share capital	17	797		797
Share premium		1,347		1,346
Other reserves		2,625		1,994
Retained earnings		3,761		3,634

Equity attributable to equity shareholders of the parent company			8,530		7,771
Non-controlling interests	17		1,650		1,485

Total equity			10,180		9,256

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved by a duly appointed and authorised committee of the Board of Directors on 27 July 2016 and were signed on its behalf by Ivan Menezes and Kathryn Mikells, Directors.

Financial statements (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

					Retained earnings/(deficit)
	Share capital £ million	Share premium £ million	Capital redemption reserve £ million	Hedging and exchange reserve £ million	Own shares £ million	Other retained earnings £ million	Total £ million	Equity attributable to parent company shareholders £ million	Non- controlling interests £ million	Total equity £ million
At 30 June 2013	797	1,344	3,146	8	(2,232)	3,973	1,741	7,036	1,052	8,088
Profit for the year	—	—	—	—	—	2,248	2,248	2,248	(67)	2,181
Other comprehensive income	—	—	—	(911)	—	(223)	(223)	(1,134)	(120)	(1,254)
Employee share schemes	—	—	—	—	(48)	(67)	(115)	(115)	—	(115)
Share-based incentive plans	—	—	—	—	—	37	37	37	—	37
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	1	1	1	—	1
Shares issued	—	1	—	—	—	—	—	1	—	1
Acquisitions	—	—	—	—	—	—	—	—	8	8
Change in fair value of put options	—	—	—	—	—	(7)	(7)	(7)	—	(7)
Purchase of non-controlling interests	—	—	—	—	—	(19)	(19)	(19)	(18)	(37)
Dividends paid	—	—	—	—	—	(1,228)	(1,228)	(1,228)	(88)	(1,316)

At 30 June 2014	797	1,345	3,146	(903)	(2,280)	4,718	2,438	6,823	767	7,590
Profit for the year	—	—	—	—	—	2,381	2,381	2,381	86	2,467
Other comprehensive income	—	—	—	(249)	—	129	129	(120)	63	(57)
Employee share schemes	—	—	—	—	52	(58)	(6)	(6)	—	(6)
Share-based incentive plans	—	—	—	—	—	35	35	35	—	35
Share-based incentive plans in respect of associates	—	—	—	—	—	2	2	2	—	2
Tax on share-based incentive plans	—	—	—	—	—	4	4	4	—	4
Shares issued	—	1	—	—	—	—	—	1	—	1
Acquisitions	—	—	—	—	—	—	—	—	641	641
Change in fair value of put options	—	—	—	—	—	(9)	(9)	(9)	—	(9)
Disposal of non-controlling interests	—	—	—	—	—	1	1	1	—	1
Dividends paid	—	—	—	—	—	(1,341)	(1,341)	(1,341)	(72)	(1,413)

At 30 June 2015	797	1,346	3,146	(1,152)	(2,228)	5,862	3,634	7,771	1,485	9,256
Profit for the year	—	—	—	—	—	2,244	2,244	2,244	118	2,362
Other comprehensive income	—	—	—	631	—	(692)	(692)	(61)	170	109
Employee share schemes	—	—	—	—	39	(38)	1	1	—	1
Share-based incentive plans	—	—	—	—	—	29	29	29	—	29
Share-based incentive plans in respect of associates	—	—	—	—	—	1	1	1	—	1
Tax on share-based incentive plans	—	—	—	—	—	10	10	10	—	10
Shares issued	—	1	—	—	—	—	—	1	—	1
Disposal of non-controlling interests	—	—	—	—	—	—	—	—	(24)	(24)
Purchase of non-controlling interests	—	—	—	—	—	(18)	(18)	(18)	(3)	(21)
Purchase of rights issue of non-controlling interests	—	—	—	—	—	(5)	(5)	(5)	5	—
Dividends paid	—	—	—	—	—	(1,443)	(1,443)	(1,443)	(101)	(1,544)

At 30 June 2016	797	1,347	3,146	(521)	(2,189)	5,950	3,761	8,530	1,650	10,180

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended 30 June 2016		Year ended 30 June 2015		Year ended 30 June 2014
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year		2,362		2,467		2,181
Discontinued operations		—		—		83
Taxation		496		466		447
Share of after tax results of associates and joint ventures		(221)		(175)		(252)
Net finance charges		327		412		388
Non-operating items		(123)		(373)		(140)

Operating profit			2,841		2,797		2,707
Increase in inventories		(95)		(204)		(229)
(Increase)/decrease in trade and other receivables		(86)		274		(276)
Increase/(decrease) in trade and other payables and provisions		128		47		(92)

Net (increase)/decrease in working capital			(53)		117		(597)
Depreciation, amortisation and impairment		473		440		629
Dividends received		173		183		228
Post employment payments less amounts included in operating profit		(59)		(70)		(196)
Other items		(15)		(11)		(80)

			572		542		581

Cash generated from operations			3,360		3,456		2,691
Interest received		174		183		143
Interest paid		(479)		(599)		(575)
Taxation paid		(507)		(489)		(469)

			(812)		(905)		(901)

Net cash from operating activities			2,548		2,551		1,790
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		57		52		80
Purchase of property, plant and equipment and computer software		(506)		(638)		(642)
Movements in loans and other investments		(2)		(2)		7
Sale of businesses	9	1,062		978		2
Acquisition of businesses	9	(15)		(1,284)		(536)

Net cash inflow/(outflow) from investing activities			596		(894)		(1,089)
Cash flows from financing activities
Proceeds from issue of share capital		1		1		1
Net purchase of own shares for share schemes		(1)		(8)		(113)
Dividends paid to non-controlling interests		(101)		(72)		(88)
Disposal of non-controlling interests		—		1		—
Purchase of shares of non-controlling interests	9	(21)		—		(37)
Proceeds from bonds	16	—		791		1,378
Repayment of bonds	16	(1,003)		(1,492)		(1,471)
Net movements on other borrowings	16	(233)		386		(64)
Equity dividends paid	17	(1,443)		(1,341)		(1,228)

Net cash outflow from financing activities			(2,801)		(1,734)		(1,622)

Net increase/(decrease) in net cash and cash equivalents	16		343		(77)		(921)
Exchange differences			84		(73)		(192)
Net cash and cash equivalents at beginning of the year			382		532		1,645

Net cash and cash equivalents at end of the year			809		382		532

Net cash and cash equivalents consist of:
Cash and cash equivalents	16		1,089		472		622
Bank overdrafts	16		(280)		(90)		(90)

			809		382		532

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(b) Going concern

The consolidated financial statements are prepared on a going concern basis.

(c) Consolidation

The consolidated financial statements include the results of the company and its subsidiaries together with the group’s attributable share of the results of associates and joint ventures. A subsidiary is an entity controlled by Diageo plc. The group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Where the group has the ability to exercise joint control over an entity but has rights to specified assets and obligations for liabilities of that entity, the entity is included on the basis of the group’s rights over those assets and liabilities.

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

Assets and liabilities are translated at closing rates. Exchange differences arising on the retranslation at closing rates of the opening balance sheets of overseas entities are taken to the exchange reserve, as are exchange differences arising on foreign currency borrowings and financial instruments designated as net investment hedges, to the extent that they are effective. Tax charges and credits arising on such items are also taken to the exchange reserve. Gains and losses accumulated in the exchange reserve are recycled to the income statement when the foreign operation is sold. Other exchange differences are taken to the income statement. Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction.

Financial statements (continued)

The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2016, expressed in US dollars and euros per £1, were as follows:

	2016	2015	2014
US dollar
Income statement and cash flows(i)	1.48	1.57	1.63
Assets and liabilities(ii)	1.33	1.57	1.71
Euro
Income statement and cash flows(i)	1.34	1.31	1.20
Assets and liabilities(ii)	1.20	1.41	1.25

(i)	Weighted average rates
(ii)	Year end rates

The group uses foreign exchange hedges to mitigate the effect of exchange rate movements. For further information see note 15.

(e) Critical accounting estimates and judgements

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgements, are set out in detail in the relevant notes:

•	Exceptional items — page 213
•	Taxation — page 220
•	Brands, goodwill and other intangibles — page 228
•	Post employment benefits — page 235
•	Contingent liabilities and legal proceedings — page 261

Venezuela is a hyper-inflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollar on these exchange systems is very limited. The foreign currency denominated transactions and balances of the group’s Venezuelan operations are translated into the local functional currency (VEF) at the rate they are expected to be settled, applying the most appropriate official exchange rate. For consolidation purposes, the group converts its Venezuelan operations using management’s estimate of the exchange rate that capital and dividend repatriations are expected to be realised. The consolidation exchange rate and the accounting treatment are monitored and reviewed depending on the economic and regulatory developments in the country.

(f) New accounting policies

No amendments to the accounting standards were issued by the IASB or the International Financial Reporting Interpretations Committee (IFRIC) that are first applicable to Diageo in the year ending 30 June 2016.

IAS 32 — Financial Instruments: Presentation – Offsetting and cash-pooling arrangements

In April 2016 guidance was issued by the IFRS Interpretations Committee (IFRIC) to help determine whether entities are able to offset cash-pooling balances in accordance with IAS 32. The group has changed its accounting policy to be in line with the interpretation, but has not restated the prior year financial statements as the amounts involved are not material. Cash and cash equivalents and borrowings and bank overdrafts as at 30 June 2014 and 30 June 2015 would have increased by £102 million and £139 million, respectively with the same impact on total assets and total liabilities.

The following standards issued by the IASB (not yet endorsed by the EU) have not yet been adopted by the group:

IFRS 9 — Financial instruments (effective in the year ending 30 June 2019) is ultimately intended to replace IAS 39 and covers the classification, measurement and derecognition of financial instruments together with a new hedge accounting model and new impairment methodology.

Based on a preliminary assessment the group believes that the adoption of IFRS 9 will not have a significant impact on its consolidated results or financial position.

Financial statements (continued)

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

Based on a preliminary assessment the group believes that the adoption of IFRS 15 will not have a significant impact on its consolidated results or financial position.

IFRS 16 — Leases (effective in the year ending 30 June 2020) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. It eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model where the lessee is required to recognise assets and liabilities for all material leases that have a term of greater than a year.

The group is currently considering the implications of IFRS 16 which is expected to have an impact on the group’s consolidated results and financial position.

There are a number of amendments to IFRS, effective for the year ending 30 June 2017, which are not expected to significantly impact the group’s consolidated results or financial position.

Financial statements (continued)

RESULTS FOR THE YEAR

This section explains the results and performance of the group for the three years ended 30 June 2016. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group’s share of results of associates and joint ventures, taxation and discontinued operations. For associates, joint ventures and taxation, balance sheet disclosures are also provided in this section.

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

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duty are not always passed on to the customer and where a customer fail to pay for product received the group cannot reclaim the excise duty. The group therefore recognises excise duty as a cost to the group.

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

The Executive Committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the International Supply Centre (ISC), which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy and Guatemala.

Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel (disposed on 30 June 2015).

Diageo uses shared services operations, including captive and outsourced centres, to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Romania, Kenya, Colombia, the Philippines and India. The captive business service centre in Budapest also performs certain central finance activities, including elements of financial planning and reporting and treasury. The costs of shared service operations are recharged to the regions.

The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current year at, and restates the prior year net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the following tables. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the respective years.

Financial statements (continued)

In addition, for management reporting purposes Diageo presents separately the results of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the following tables at budgeted exchange rates.

(a) Segmental information for the consolidated income statement — continuing operations

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2016
Sales	4,037	4,593	1,875	1,078	4,022	1,355	(1,355)	15,605	36	15,641

Net sales
At budgeted exchange rates(i)	3,282	2,481	1,286	901	2,114	1,452	(1,373)	10,143	38	10,181
Acquisitions and disposals	106	75	74	59	9	—	—	323	—	323
ISC allocation	10	50	4	8	7	(79)	—	—	—	—
Retranslation to actual exchange rates	167	(62)	37	(105)	(54)	(18)	18	(17)	(2)	(19)

Net sales	3,565	2,544	1,401	863	2,076	1,355	(1,355)	10,449	36	10,485

Operating profit/(loss)
At budgeted exchange rates(i)	1,459	738	212	221	399	112	—	3,141	(149)	2,992
Acquisitions and disposals	24	7	(8)	13	1	—	—	37	—	37
ISC allocation	14	70	6	11	11	(112)	—	—	—	—
Retranslation to actual exchange rates	54	(14)	2	(46)	(16)	—	—	(20)	(1)	(21)

Operating profit/(loss) before exceptional items	1,551	801	212	199	395	—	—	3,158	(150)	3,008
Exceptional items	—	—	—	(118)	(49)	—	—	(167)	—	(167)

Operating profit/(loss)	1,551	801	212	81	346	—	—	2,991	(150)	2,841

Non-operating items										123
Net finance charges										(327)
Share of after tax results of associates and joint ventures
- Moët Hennessy										217
- Other										4

Profit before taxation										2,858

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2015
Sales	3,909	4,683	1,868	1,297	4,129	1,381	(1,381)	15,886	80	15,966

Net sales
At budgeted exchange rates(i)	3,462	2,666	1,457	1,105	1,291	1,485	(1,413)	10,053	82	10,135
Acquisitions and disposals	25	34	1	26	903	—	—	989	—	989
ISC allocation	9	44	4	8	7	(72)	—	—	—	—
Retranslation to actual exchange rates	(41)	(127)	(47)	(106)	12	(32)	32	(309)	(2)	(311)

Net sales	3,455	2,617	1,415	1,033	2,213	1,381	(1,381)	10,733	80	10,813

Operating profit/(loss)
At budgeted exchange rates(i)	1,477	779	329	314	303	75	—	3,277	(136)	3,141
Acquisitions and disposals	(3)	12	—	1	49	1	—	60	4	64
ISC allocation	10	47	4	8	7	(76)	—	—	—	—
Retranslation to actual exchange rates	(36)	(34)	(15)	(60)	(3)	—	—	(148)	9	(139)

Operating profit/(loss) before exceptional items	1,448	804	318	263	356	—	—	3,189	(123)	3,066
Exceptional items	(28)	(20)	(7)	(5)	(193)	(6)	—	(259)	(10)	(269)

Operating profit/(loss)	1,420	784	311	258	163	(6)	—	2,930	(133)	2,797

Non-operating items										373
Net finance charges										(412)
Share of after tax results of associates and joint ventures
- Moët Hennessy										164
- Other										11

Profit before taxation										2,933

Financial statements (continued)

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2014
Sales	3,915	4,935	1,846	1,404	1,801	1,504	(1,504)	13,901	79	13,980
Net sales
At budgeted exchange rates(i)	3,563	2,824	1,506	1,311	1,446	1,595	(1,504)	10,741	79	10,820
Acquisitions and disposals	44	3	—	—	—	—	—	47	—	47
ISC allocation	12	56	5	10	8	(91)	—	—	—	—
Retranslation to actual exchange rates	(175)	(69)	(81)	(177)	(107)	—	—	(609)	—	(609)

Net sales	3,444	2,814	1,430	1,144	1,347	1,504	(1,504)	10,179	79	10,258

Operating profit/(loss)
At budgeted exchange rates(i)	1,535	838	366	397	333	84	—	3,553	(128)	3,425
Acquisitions and disposals	(12)	(3)	—	—	(19)	—	—	(34)	(2)	(36)
ISC allocation	11	52	4	9	8	(84)	—	—	—	—
Retranslation to actual exchange rates	(74)	(34)	(30)	(78)	(39)	—	—	(255)	—	(255)

Operating profit/(loss) before exceptional items	1,460	853	340	328	283	—	—	3,264	(130)	3,134
Exceptional items	(35)	(20)	(23)	(14)	(276)	(47)	—	(415)	(12)	(427)

Operating profit/(loss)	1,425	833	317	314	7	(47)	—	2,849	(142)	2,707

Non-operating items										140
Net finance charges										(388)
Share of after tax results of associates and joint ventures
- Moët Hennessy										246
- Other										6

Profit before taxation										2,711

(i)	These items represent the IFRS 8 performance measures for the geographical and ISC segments.
(1)	The net sales figures for ISC reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC segment to the other operating segments, inter-segmental sales are not material.
(2)	The group’s net finance charges are managed centrally and are not attributable to individual operating segments.
(3)	Approximately 40% of annual net sales occur in the last four months of each calendar year.

Financial statements (continued)

(b) Other segmental information

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Corporate and other £ million	Total £ million
2016
Capital expenditure	105	29	107	20	52	150	43	506
Depreciation and intangible asset amortisation	(39)	(21)	(83)	(10)	(35)	(106)	(61)	(355)
Exceptional accelerated depreciation and impairment	—	—	—	(14)	—	(8)	—	(22)
Exceptional impairment of intangible assets	—	—	—	(104)	—	—	—	(104)
2015
Capital expenditure	95	34	140	53	42	233	41	638
Depreciation and intangible asset amortisation	(38)	(24)	(93)	(15)	(37)	(102)	(62)	(371)
Exceptional accelerated depreciation and impairment	(22)	—	—	(1)	—	—	—	(23)
Exceptional impairment of associate	—	—	—	—	(41)	—	—	(41)
Exceptional accelerated amortisation	—	—	—	—	—	—	(5)	(5)
2014
Capital expenditure	65	28	154	39	25	280	51	642
Depreciation and intangible asset amortisation	(40)	(24)	(92)	(12)	(19)	(100)	(57)	(344)
Exceptional accelerated depreciation and impairment	(2)	—	—	—	(4)	(18)	(1)	(25)
Exceptional impairment of intangible assets	—	—	—	—	(260)	—	—	(260)

(c) Category and geographical analysis

	Category analysis						Geographical analysis
	Spirits £ million	Beer £ million	Wine £ million	Ready to drink £ million	Other £ million	Total £ million	Great Britain £ million	United States £ million	Nether- lands £ million	India £ million	Rest of World £ million	Total £ million
2016
Sales(i)	11,993	2,486	265	726	171	15,641	1,672	3,729	56	2,465	7,719	15,641
Non-current assets(ii), (iii)	—	—	—	—	—	—	1,679	3,859	2,350	3,764	7,224	18,876
2015
Sales(i)	12,052	2,562	479	703	170	15,966	1,765	3,592	54	2,463	8,092	15,966
Non-current assets(ii), (iii)	—	—	—	—	—	—	1,654	3,340	2,196	3,439	6,588	17,217
2014
Sales(i)	9,941	2,581	468	817	173	13,980	1,735	3,568	65	86	8,526	13,980
Non-current assets(ii), (iii)	—	—	—	—	—	—	1,625	3,097	2,100	802	7,124	14,748

(i)	The geographical analysis of sales is based on the location of third party customers.
(ii)	The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates and joint ventures, other investments and non-current other receivables.
(iii)	The management information provided to the chief operating decision maker does not include an analysis of assets and liabilities by category and therefore is not disclosed.

Financial statements (continued)

3. OPERATING COSTS

	2016 £ million	2015 £ million	2014 £ million
Excise duties	5,156	5,153	3,722
Cost of sales	4,251	4,610	4,029
Marketing	1,562	1,629	1,620
Other operating expenses	1,831	1,777	1,902

	12,800	13,169	11,273

Comprising:
Excise duties – Great Britain	853	862	863
– United States	468	450	467
– India	1,588	1,472	33
– Other	2,247	2,369	2,359
Increase in inventories	(100)	(200)	(291)
Raw materials and consumables	2,548	2,725	2,327
Marketing	1,562	1,629	1,620
Other external charges	1,767	2,017	1,810
Staff costs	1,475	1,433	1,479
Depreciation, amortisation and impairment	473	440	629
Gains on disposal of properties	(39)	(26)	(25)
Net foreign exchange losses	1	13	12
Other operating income (i)	(43)	(15)	(10)

	12,800	13,169	11,273

(i)	On 7 July 2015, Diageo sold 8.5 million shares in United Breweries Limited resulting in a gain of £28 million.

(a) Other external charges

Other external charges include operating lease rentals for plant and equipment of £29 million (2015 – £29 million; 2014 – £30 million), other operating lease rentals (mainly properties) of £72 million (2015 – £87 million; 2014 – £85 million), research and development expenditure in respect of new drinks products and package design in the year leading up to product launch of £28 million (2015 – £26 million; 2014 – £24 million) and maintenance and repairs of £91 million (2015 – £95 million; 2014 – £72 million).

(b) Auditor fees

Other external charges include the fees of the principal auditor of the group, PricewaterhouseCoopers LLP and its affiliates (PwC) are analysed below.

PwC was appointed as the group’s principal auditor for the year ended 30 June 2016. Accordingly, comparative figures in the table below for the years ended 30 June 2015 and 30 June 2014 are in respect of remuneration paid to the previous principal auditor of the group, KPMG LLP and its affiliates (KPMG).

	2016 £ million	2015 £ million	2014 £ million
Audit of these financial statements	3.4	3.6	3.4
Audit of financial statements of subsidiaries	2.3	2.7	2.3
Audit related assurance services(i)	1.4	1.6	1.6
Total audit fees (Audit fees)	7.1	7.9	7.3
Other services relevant to taxation (Tax fees)(ii)	0.5	0.8	0.6
Other assurance services (Audit related fees)(iii)	0.4	0.6	0.7
All other non-audit fees (All other fees)(iv)	0.9	0.7	0.4

	8.9	10.0	9.0

(i)	Audit related assurance services are principally in respect of reporting under section 404 of the US Sarbanes-Oxley Act and the review of the interim financial information.

Financial statements (continued)

(ii)	Other services relevant to taxation principally comprise tax advice.
(iii)	Other assurance services comprise the aggregate fees for assurance and related services that are related to the performance of the audit or review of the financial statements and are not reported under ‘total audit fees’.
(iv)	All other non-audit fees are principally in respect of immigration and advisory services.
(1)	Disclosure requirements for auditor fees in the United States are different from those required in the United Kingdom. The terminology by category required in the United States is disclosed in brackets in the above table. All figures are the same for the disclosures in the United Kingdom and the United States apart from £0.3 million of the costs for the year ended 2016 provided by PwC (£0.4 million for both of the years ended 30 June 2015 and 30 June 2014, respectively provided by KPMG) in respect of the review of the interim financial information which would be included in audit related fees in the United States rather than audit fees.

Audit services provided by KPMG for the year ended 30 June 2016 were £0.6 million. Audit services by firms other than PwC and KPMG for the year ended 30 June 2016, and other than KPMG for the comparative periods were not material. PwC fees for audit services in respect of employee pension plans were £0.2 million for the year ended 30 June 2016. In the years ended 30 June 2015 and 2014 the KPMG fees for audit services in respect of employee pension plans were £0.4 million and £0.3 million, respectively.

(c) Staff costs and average number of employees

	2016 £ million	2015 £ million	2014 £ million
Aggregate remuneration
Wages and salaries	1,236	1,180	1,242
Share-based incentive plans	28	36	38
Employer’s social security	85	88	92
Employer’s pension
- defined benefit plans	99	103	91
- defined contribution plans	16	15	15
Other post employment plans	11	11	1

	1,475	1,433	1,479

The average number of employees on a full time equivalent basis (excluding employees of associates and joint ventures) was as follows:

	2016	2015	2014(i)
North America	2,477	2,748	3,120
Europe, Russia and Turkey	4,164	4,073	4,056
Africa	5,381	4,997	5,252
Latin America and Caribbean	3,013	3,166	3,002
Asia Pacific	9,711	10,520	3,985
ISC	4,188	4,291	4,431
Corporate and other	3,144	3,567	3,509

	32,078	33,362	27,355

(i)	Employees of corporate functions whose costs are charged to the operating segments are included in Corporate.

At 30 June 2016 the group had, on a full time equivalent basis, 31,485 (2015 – 32,409; 2014 – 26,588) employees. The average number of employees of the group, including part time employees, for the year was 32,969 (2015 – 34,179; 2014 – 27,958).

Financial statements (continued)

(d) Exceptional operating items

Included in the table above are exceptional operating items as follows:

	2016 £ million	2015 £ million	2014 £ million
Other external charges	49	170	31
Staff costs
- Net charge in respect of restructuring programmes	—	30	111
Depreciation, amortisation and impairment
- Brand, goodwill and tangible asset impairment	118	—	264
- Accelerated depreciation and amortisation	—	28	21
- Associate impairment	—	41	—

Total exceptional operating costs (note 4)	167	269	427

Cost of sales	—	25	23
Other operating expenses	167	244	404

Total exceptional operating costs (note 4)	167	269	427

4. EXCEPTIONAL ITEMS

Accounting policies

Critical accounting estimates and judgements

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements.

Non-operating items

Gains and losses on the sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as non-operating exceptional items below operating profit in the consolidated income statement. It is believed that such classification further helps investors to understand the performance of the group.

Financial statements (continued)

	2016 £ million	2015 £ million	2014 £ million
Items included in operating profit
Brand, goodwill and tangible asset impairment (a)	(118)	—	(264)
Disengagement agreements relating to United Spirits Limited (b)	(49)	—	—
Korea settlement (c)	—	(146)	—
Associate impairment (d)	—	(41)	—
Restructuring programmes (e)	—	(82)	(163)

	(167)	(269)	(427)

Non-operating items
Sale of businesses
Jamaica, Singapore and Malaysia beer interests (f)	457	—	—
Wines in the United States and Percy Fox (g)	(191)	—	—
Argentina (h)	(38)	—	—
South African associate interests (i)	(27)	—	—
Kenya – glass business (CGI) (j)	14	—	—
Gleneagles Hotel (k)	—	73	—
Bushmills (l)	—	174	—
Step ups
United Spirits Limited (m)	—	103	140
Don Julio (l)	—	63	—
South Africa (n)	—	(10)	—
Other
Provision for a receivable related to a loan guarantee (o)	(92)	—	—
Guarantee (o)	—	(30)	—

	123	373	140

Exceptional items before taxation	(44)	104	(287)
Items included in taxation (note 7)	56	51	99

Exceptional items in continuing operations	12	155	(188)
Discontinued operations net of taxation (note 8)	—	—	(83)

Total exceptional items	12	155	(271)

Attributable to:
Equity shareholders of the parent company	2	156	(146)
Non-controlling interests	10	(1)	(125)

Total exceptional items	12	155	(271)

Financial statements (continued)

(a) In the year ended 30 June 2016, an impairment charge in respect of the Ypióca brand and related tangible fixed assets and goodwill allocated to the Paraguay, Uruguay and Brazil (PUB) cash-generating unit of £62 million, £14 million and £42 million, respectively, was charged to other operating expenses. Forecast cash flow assumptions have been reduced principally due to a challenging economic environment in Brazil and significant adverse changes in local tax regulation.

In the year ended 30 June 2014, an exceptional impairment loss of £260 million in respect of the Shui Jing Fang brand and £4 million in respect of fixed assets was charged to other operating expenses.

(b) On 25 February 2016 the group incurred an exceptional operating charge of £49 million including a $75 million (£53 million) payment to Dr Vijay Mallya over a five year period in consideration for (i) his resignation and the termination of his appointment and governance rights and his relinquishing of the rights and benefits attached to his position as Chairman and Non-Executive Director of United Spirits Limited (USL); (ii) his agreement to five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill undertakings; and (iii) his agreement that he and his affiliates will not pursue any claims against Diageo, USL and their affiliates. In addition to the amount Diageo agreed to pay Dr Vijay Mallya there was net gain of £4 million arising from the termination of certain related agreements, that were previously provided for less legal fees directly attributable to the settlement. See note 18(d).

(c) In the year ended 30 June 2015, £146 million was charged in respect of settlement of several related disputes with the Korean customs authorities regarding the transfer pricing methodology applicable to imported products. Total payments to settle these disputes in 2015 were £74 million as £87 million was paid to the customs authorities prior to 30 June 2014, and was previously accounted for as a receivable from Korean customs.

(d) In the year ended 30 June 2015, an exceptional impairment charge of £41 million was charged to other operating expenses in respect of the group’s 45.56% equity investment in Hanoi Liquor Joint Stock Company.

(e) There have been a number of restructuring programmes which were all completed by 30 June 2015. The costs incurred in the two years ended 30 June 2015 were largely in respect of redundancies and accelerated depreciation and were incurred in all regions.

(f) On 7 October 2015, Diageo disposed of its 57.87% shareholding in D&G (Jamaican Red Stripe business) and its 49.99% stake in GAPL Pte Limited (Singapore and Malaysian beer businesses) to Heineken resulting in a gain before taxation of £457 million. The gain is net of a £13 million cumulative exchange loss, in respect of prior years, recycled from other comprehensive income and transaction costs of £7 million. As part of the transaction, Diageo purchased an additional 20% shareholding in Guinness Ghana Breweries Limited (GGBL) from Heineken which increased Diageo’s shareholding in GGBL to 72.42%.

(g) On 1 January 2016, Diageo completed the sale of the majority of its wine interests in the United States and its UK based Percy Fox businesses to Treasury Wine Estates. Together with the sale of the group’s other wine interests in the United States the transactions resulted in a loss before taxation on disposal of £191 million including an estimated provision for the settlement of a guarantee given in respect of the lease payments due to Realty Income Corporation, the lessor of the vineyards. The loss is net of an exchange gain of £12 million, in respect of prior years, recycled from other comprehensive income and transaction costs of £8 million.

(h) On 29 January 2016, Diageo disposed of its interests in Argentina to Grupo Peñaflor. The transaction resulted in a loss before taxation of £38 million including a cumulative exchange loss of £20 million, in respect of prior years, recycled from other comprehensive income and other directly attributable costs of £7 million.

(i) On 1 December 2015, Diageo disposed of its 42.25% equity interests in DHN Drinks, its 25% equity stake in Sedibeng Breweries Limited and its 15.01% equity stake in Namibia Breweries Limited (South African associate interests) to Heineken. The net cash consideration received was £120 million, which included the repayment of £31 million in respect of loans previously made to DHN Drinks and Sedibeng Breweries Limited. A loss before taxation of £27 million, including a £30 million cumulative exchange loss, in respect of prior years, recycled from other comprehensive income, was accounted for in the income statement.

(j) On 30 September 2015, the group completed the disposal of its shareholding in Central Glass Industries Limited (CGI), a Kenyan glass bottle manufacturer, resulting in a gain before taxation of £14 million, net of £1 million transaction costs. £7 million of the gain is attributable to non-controlling interests.

Financial statements (continued)

(k) On 30 June 2015, Diageo completed the disposal of Gleneagles Hotels Limited to the Ennismore group.

(l) On 27 February 2015, the group completed the purchase of the 50% equity interest in Don Julio B.V. that it did not already own (giving Diageo 100% ownership of the brand and production facility) and the Mexican distribution business of Don Julio. As a result of Don Julio becoming a subsidiary of the group a gain of £63 million (net of transaction costs of £7 million) arose, being the difference between the book value of the joint venture prior to the transaction and the fair value of £115 million.

As part of the transaction, Diageo sold its wholly owned subsidiary, The Old Bushmills Distillery Company Limited to the Cuervo group, resulting in a gain of £174 million.

(m) On 4 July 2013, the group acquired an additional 14.98% investment in United Spirits Limited (USL) which increased the group’s investment in USL from 10.04% to 25.02% and triggered a change in accounting from available-for-sale investments to associates. As a result, the difference of £140 million between the original cost of the investment and its fair value of £399 million was included in the income statement in the year ended 30 June 2014.

On 2 July 2014, with the completion of a tender offer, the group acquired an additional 26% investment in USL taking its investment to 54.78% (excluding 2.38% owned by the USL Benefit Trust). From 2 July 2014 the group accounted for USL as a subsidiary with a 43.91% non-controlling interest. As a result of USL becoming a subsidiary of the group a gain of £103 million arose, being the difference between the book value of the associate prior to the transaction and its fair value of £982 million. The gain is net of a £79 million cumulative exchange loss recycled from other comprehensive income and £10 million transaction costs.

(n) On 29 May 2015, Diageo acquired the remaining 50% equity stake of one of the group’s joint ventures in South Africa. The difference between the fair value and the book value of the 50% that Diageo already owned is disclosed as an exceptional step up loss.

(o) A guarantee provided by Diageo for a loan of $135 million (£92 million) given by Standard Chartered Bank (SCB) to Watson Limited was called and $135 million paid to SCB during the year. The underlying security package for the loan remains in place. A provision of $135 million has been made. Further details are set out in note 18(a).

A guarantee of £30 million to Standard Chartered Bank was given for borrowings owed by United Breweries Overseas Limited (UBOL), a subsidiary of United Breweries (Holdings) Limited in April 2012. The borrowings went into default, and the guarantee was called, in May 2015. Whilst Diageo continues to have the benefit of counter-indemnification from UBOL, it does not believe that it is likely to result in meaningful recovery and therefore fully provided for the guaranteed amount in the year ended 30 June 2015.

Cash payments included in cash generated from operations in respect of exceptional restructuring items, exceptional legal settlements, guarantee and settlement payments and thalidomide were as follows:

	2016 £ million	2015 £ million	2014 £ million
Exceptional restructuring	(52)	(117)	(104)
Disengagement agreements relating to United Spirits Limited	(28)	—	—
Thalidomide	(12)	(19)	(59)
Korea settlement	—	(74)	—
Guarantee related payments	—	(30)	—

Total cash payments	(92)	(240)	(163)

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

Financial statements (continued)

Net other finance charges include items in respect of post employment plans, the discount unwind of long term obligations and hyperinflation charges. The results of operations in hyperinflationary economies are adjusted to reflect the changes in the purchasing power of the local currency of the entity before being translated to sterling.

	2016 £ million	2015 £ million	2014 £ million
Interest income	153	162	109
Fair value gain on interest rate instruments	88	61	115

Total interest income	241	223	224

Interest charge on bank loans and overdrafts	(67)	(102)	(40)
Interest charge on finance leases	(13)	(17)	(20)
Interest charge on all other borrowings	(379)	(409)	(395)
Fair value loss on interest rate instruments	(91)	(55)	(117)

Total interest charges	(550)	(583)	(572)

Net interest charges	(309)	(360)	(348)

Net finance income in respect of post employment plans in surplus (note 13)	18	13	17
Other finance income	3	8	—

Total other finance income	21	21	17

Net finance charge in respect of post employment plans in deficit (note 13)	(23)	(26)	(29)
Unwinding of discounts	(11)	(14)	(9)
Change in financial liability	—	(13)	—
Hyperinflation adjustment	(1)	(17)	(13)
Other finance charges	(4)	(3)	(6)

Total other finance charges	(39)	(73)	(57)

Net other finance charges	(18)	(52)	(40)

Financial statements (continued)

6. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Accounting policies

An associate is an undertaking in which the group has a long term equity interest and over which it has the power to exercise significant influence. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The group’s interest in the net assets of associates and joint ventures is reported in investments in the consolidated balance sheet and its interest in their results (net of tax) is included in the consolidated income statement below the group’s operating profit. Investments in associates and joint ventures are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment review compares the net carrying value with the recoverable amount, where the recoverable amount is the higher of the value in use calculated as the present value of the group’s share of the associate’s future cash flows and its fair value less costs to sell.

Associates and joint ventures are initially recorded at cost including transaction costs.

Diageo’s principal associate at 30 June 2016 was Moët Hennessy (2015 – Moët Hennessy).

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

On 7 October 2015, Diageo completed a transaction and disposed of its 57.87% shareholding in D&G (Jamaican Red Stripe business) and its 49.99% stake in GAPL Pte Limited (Singapore and Malaysian beer business) to Heineken. GAPL owns 51% of Guinness Anchor Berhad, operating in Malaysia, which was also disposed of.

On 1 December 2015, the group disposed of its South African associate interests which were accounted for as assets held for sale at 30 June 2015.

Additions of £28 million include investments made during the year, for which part of the consideration is deferred, in the New World Whisky Distillery Pty Limited and Stauning Whisky Holding ApS where Diageo acquired minority equity stakes.

Financial statements (continued)

(a) An analysis of the movement in the group’s investments in associates and joint ventures is as follows:

	Moët Hennessy £ million	USL and others £ million	Total £ million
Cost less provisions
At 30 June 2014	2,152	1,049	3,201
Exchange differences	(200)	(5)	(205)
Capital injection	—	21	21
Step acquisitions	—	(852)	(852)
Share of profit after tax	164	11	175
Share of movements in other comprehensive income and equity	(14)	—	(14)
Transfer to assets held for sale	—	(82)	(82)
Dividends	(148)	(35)	(183)
Share of tax attributable to shareholders	56	—	56
Impairment charge	—	(41)	(41)

At 30 June 2015	2,010	66	2,076
Exchange differences	318	7	325
Additions	—	28	28
Share of profit after tax	217	4	221
Transfer to asset held for sale(i)	—	3	3
Disposals	—	(18)	(18)
Dividends	(167)	(6)	(173)
Share of tax attributable to shareholders	67	—	67
Other	—	(1)	(1)

At 30 June 2016	2,445	83	2,528

(i)	In respect of South African associate interests that were disposed of in the year. The businesses were reported as asset held for sale at 30 June 2015.

(b) Income statement information for the three years ended 30 June 2016 and balance sheet information as at 30 June 2016 and

30 June 2015 of Moët Hennessy is as follows:

	2016 £ million	2015 £ million	2014 £ million
Net sales	3,491	3,215	3,329
Profit for the year	638	482	722
Total comprehensive income	706	588	639

Financial statements (continued)

Moët Hennessy prepares its financial statements under IFRS as endorsed by the EU in euros to 31 December each year. The results are adjusted for alignment to Diageo accounting policies and are a major part of the Wines & Spirits division of LVMH. The results are translated at £1 = €1.34 (2015 – £1 = €1.31; 2014 – £1 = €1.20).

	2016 £ million	2015 £ million
Non-current assets	3,832	3,251
Current assets	6,277	5,118

Total assets	10,109	8,369

Non-current liabilities	(1,009)	(894)
Current liabilities	(1,907)	(1,562)

Total liabilities	(2,916)	(2,456)

Net assets	7,193	5,913

(1)	Including acquisition fair value adjustments principally in respect of Moët Hennessy’s brands and translated at £1 = €1.2 (2015 – £1 = €1.41).

(c) For the year ended 30 June 2014 USL had net sales of £1,188 million and £nil net profit.

(d) Information on transactions between the group and its associates and joint ventures is disclosed in note 20.

(e) Investments in associates and joint ventures comprise the cost of shares less goodwill written off on acquisitions prior to 1 July 1998 of £1,132 million (2015 – £974 million), plus the group’s share of post acquisition reserves of £1,396 million (2015 – £1,102 million).

(f) The associates and joint ventures have not reported any material contingent liabilities in their latest financial statements.

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

Financial statements (continued)

The evaluation of deferred tax assets recoverability requires judgements to be made regarding the availability of future taxable income.

(a) Analysis of taxation charge for the year

	United Kingdom			Rest of world			Total
	2016 £ million	2015 £ million	2014 £ million	2016 £ million	2015 £ million	2014 £ million	2016 £ million	2015 £ million	2014 £ million
Current tax
Current year	61	75	102	515	381	361	576	456	463
Adjustments in respect of prior years	—	—	(4)	63	(15)	(8)	63	(15)	(12)

	61	75	98	578	366	353	639	441	451

Deferred tax
Origination and reversal of temporary differences	26	(7)	(32)	(109)	11	27	(83)	4	(5)
Changes in tax rates	6	—	4	1	(1)	—	7	(1)	4
Adjustments in respect of prior years	2	10	(22)	(69)	12	19	(67)	22	(3)

	34	3	(50)	(177)	22	46	(143)	25	(4)

Taxation on profit from continuing operations	95	78	48	401	388	399	496	466	447

(b) Exceptional tax (credits)/charges

The taxation charge includes the following exceptional items:

	2016 £ million	2015 £ million	2014 £ million
Sale of businesses	(49)	—	—
Brand impairment	(10)	—	(65)
Disengagement agreements relating to United Spirits Limited	3	—	—
Korea settlement	—	(30)	—
Restructuring	—	(21)	(34)

	(56)	(51)	(99)

(c) Taxation rate reconciliation and factors that may affect future tax charges
	2016 £ million	2015 £ million	2014 £ million
Profit from continuing operations before taxation	2,858	2,933	2,711

Notional charge at UK corporation tax rate of 20% (2015 – 20.75%; 2014 – 22.5%)	571	608	610
Elimination of notional tax on share of after tax results of associates and joint ventures	(44)	(36)	(56)
Differences in overseas tax rates	50	64	33
Intra-group financing	(97)	(81)	(106)
Non-taxable gains on disposals of businesses	(90)	(51)	—
Step-up gain	—	(34)	(32)
Other tax rate and tax base differences	(87)	(95)	(105)
Other items not chargeable	(66)	(89)	(40)
Impairment	21	9	—
Non-deductible losses on disposals of businesses	24	—	—
Other non-deductible exceptional items	31	10	—
Other items not deductible(i)	180	155	154
Changes in tax rates	7	(1)	4
Adjustments in respect of prior years	(4)	7	(15)

Tax charge for the year	496	466	447

Financial statements (continued)

(i)	Other items not-deductible include irrecoverable withholding tax, controlled foreign companies charge and additional states and local taxes.

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

The group has a number of ongoing tax audits worldwide for which provisions are recognised based on best estimates and management’s judgements concerning the ultimate outcome of the audit. As at 30 June 2016 the ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax liability of £340 million includes £249 million (2015 – £205 million) of provisions for tax uncertainties.

Significant ongoing changes in the international tax environment and an increase in global tax audit activity means that tax uncertainties and associated risks have been gradually increasing. In the medium term, these risks could result in an increase in tax liabilities or adjustments to the carrying value of deferred tax assets and liabilities. The group is continuously monitoring the position but it is expected that our tax rate may increase in future years.

(d) Deferred tax assets and liabilities

The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax assets/(liabilities):

	Property, plant and equipment £ million	Intangible assets £ million	Post employment plans £ million	Tax losses £ million	Other temporary differences(i) £ million	Total £ million
At 30 June 2014	(126)	(1,361)	100	113	155	(1,119)
Exchange differences	11	(79)	(1)	(5)	(6)	(80)
Recognised in income statement —continuing operations	1	(55)	14	(30)	45	(25)
Recognised in other comprehensive income and equity	—	—	(73)	25	4	(44)
Acquisition of businesses	(16)	(446)	2	—	(12)	(472)
Reclassification	—	14	41	—	(55)	—
Sale of businesses	6	29	(2)	—	—	33

At 30 June 2015	(124)	(1,898)	81	103	131	(1,707)
Exchange differences	(18)	(283)	28	5	23	(245)
Recognised in income statement —continuing operations	16	(28)	7	(47)	195	143
Recognised in other comprehensive income and equity	—	—	122	1	11	134
Acquisition of businesses	(11)	—	—	—	—	(11)
Sale of businesses	—	1	2	—	(1)	2
Reclassification	11	7	—	(2)	(16)	—

At 30 June 2016	(126)	(2,201)	240	60	343	(1,684)

(i)	Deferred tax on other temporary differences includes items such as the thalidomide provisions, restructuring provisions, share-based payments and intra group sales of products.

After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2016 £ million	2015 £ million
Deferred tax assets	298	189
Deferred tax liabilities	(1,982)	(1,896)

	(1,684)	(1,707)

Financial statements (continued)

The deferred tax assets of £298 million includes £223 million (2015 – £113 million) arising in jurisdictions with prior year taxable losses. The majority of the asset is in respect of the United Kingdom and Ireland, where the amounts arose from timing differences on intangible fixed assets and pension funding payments. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, most of which can be carried forward indefinitely.

(e) Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following tax losses:

	2016 £ million	2015 £ million
Capital losses - indefinite	71	72
Trading losses - indefinite	76	74
Trading losses - expiry dates up to 2025	3	2

	150	148

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

The aggregate amount of temporary differences in respect of investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately £13.4 billion (2015 – £14.5 billion).

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

Financial statements (continued)

OPERATING ASSETS AND LIABILITIES

This section describes the assets used to generate the group’s performance and the liabilities incurred. Liabilities relating to the group’s financing activities are included in section ‘Risk management and capital structure’ and balance sheet information in respect of associates, joint ventures and taxation are covered in section ‘Results for the year’. This section also provides detailed disclosures on the group’s recent acquisitions and disposals, performance and financial position of its defined benefit post employment plans.

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

For all entities in which the company, directly or indirectly, owns equity a judgement is made to determine whether the investor controls the investee and therefore should fully consolidate the investee. An assessment is carried out to determine whether the group has the exposure or rights to the variable returns of the investee and has the ability to affect those returns through its power over the investee. To establish control an analysis is carried out of the substantive and protective rights that the group and the other investors hold. This assessment is dependent on the activities and purpose of the investee and the rights of the other shareholders, such as which party controls the board, executive committee and material policies of the investee. Determining whether the rights that the group holds are substantive requires management judgement.

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

Financial statements (continued)

(a) Acquisition of businesses

Fair value of net assets acquired and cash consideration paid in respect of the acquisition of businesses and the purchase of shares of non-controlling interests in the three years ended 30 June 2016 were as follows:

	Net assets acquired and consideration
	2016 £ million	2015 £ million	2014 £ million
Brands and other intangibles	26	1,941	10
Property, plant and equipment	—	275	1
Biological assets	—	5	—
Investments	—	58	—
Inventories	—	247	1
Assets and liabilities held for sale	—	401	—
Other working capital	—	62	1
Current tax	(1)	(35)	—
Deferred tax	(11)	(472)	—
Cash	—	64	—
Borrowings	—	(869)	—
Post employment benefit liabilities	—	(7)	—

Fair value of assets and liabilities	14	1,670	13
Goodwill arising on acquisition	(14)	1,419	16
Non-controlling interests	—	(641)	(8)
Step acquisitions	—	(1,113)	—

Consideration payable	—	1,335	21

Satisfied by:
Cash consideration paid	—	1,334	28
Deferred/contingent consideration payable	—	1	1
Receivables from non-controlling interests	—	—	(8)

	—	1,335	21

Cash consideration paid for investment in USL	—	1,118	474
Cash consideration paid for investments in other subsidiaries	—	216	28
Cash consideration paid for investments in associates	10	—	2
Cash consideration paid in respect of prior year acquisitions	4	4	14
Capital injection in associates	1	21	7
Cash acquired	—	(64)	—
Deposit (refunded)/paid	—	(11)	11

Net cash outflow on acquisition of businesses	15	1,284	536
Purchase of shares of non-controlling interests	21	—	37

Total net cash outflow	36	1,284	573

Purchase of non-controlling interest in Ghana

On 7 October 2015, Diageo purchased from Heineken an additional 20% shareholding in Guinness Ghana Breweries Limited (GGBL) for $32 million (£21 million) which increased Diageo’s shareholding in GGBL from 52.42% to 72.42%. A subsequent rights issue has increased Diageo’s shareholding in GGBL to 80.4%.

Other

In the year ended 30 June 2016 the change in brands, goodwill, current and deferred tax reflects the finalisation of the fair values of net assets acquired on the acquisition of a joint venture in South Africa in May 2015.

Financial statements (continued)

Prior year acquisitions

In prior years, Diageo has made a number of acquisitions of brands, distribution rights and equity interests in drinks businesses. In the two years ended 30 June 2015 the following acquisitions have been made:

		Fair value of net assets acquired
	Cash paid(i) £ million	Brands £ million	Goodwill £ million	Other £ million	Location	Principal brands acquired	Status

United Spirits Limited(ii) 13 May 2013 to 2 July 2014	1,825	1,683	1,281	(273)	India	McDowell’s No1 whisky, rum and brandy, Black Dog, Signature, Antiquity and Bagpiper whisky and other Indian whisky, brandy and rum products	Acquisition of a 54.78% equity interest (excluding 2.38% owned by the USL Benefit Trust) in United Spirits Limited with a 43.91% non-controlling interest. The group consolidated USL from 2 July 2014.

Don Julio(iii) 27 February 2015	192	220	105	(18)	Mexico	Don Julio tequila	Acquisition of the remaining 50% equity interest in Don Julio

SJF Holdco and Shuijingfang 27 January 2007 to 2 August 2013	302	502	115	46	China	Shui Jing Fang Chinese white spirit	Acquisition of a 100% equity stake in SJF Holdco which owns a 39.7% controlling equity interest in Shuijingfang. The group controlled Shuijingfang from 29 June 2012.

Other(iv)	65	36	34	(13)

(i)	Includes amounts paid in respect of these acquisitions prior to 30 June 2013.
(ii)	Includes transaction costs of £33 million on the initial acquisition of shares in USL when the investment was accounted for as an associate. In addition to the fair value of net assets acquired, the group recognised a non-controlling interest of £641 million and a step up gain of £192 million.
(iii)	In addition to the fair value of net assets acquired, the group derecognised an investment in associate of £40 million and recognised a step up gain of £75 million.
(iv)	Other primarily includes acquisitions in the United States and South Africa.

Financial statements (continued)

(b) Sale of businesses

The sale consideration received and a summary of the net assets disposed of in respect of the sale of businesses in the year ended 30 June 2016 were as follows:

	2016				2015
	Jamaica, Singapore and Malaysia £ million	Wines in United States and Percy Fox £ million	Other £ million	Total £ million	Total £ million
Sale consideration
Cash received in year	531	418	165	1,114	1,001
(Cash)/overdraft disposed of	(14)	1	(1)	(14)	(17)
Transaction and other directly attributable costs paid	(7)	(22)	(9)	(38)	(6)

Net cash received	510	397	155	1,062	978

Deferred consideration receivable/(payable)	—	15	(1)	14	(3)

	510	412	154	1,076	975

Net assets disposed of
Brands	—	(94)	—	(94)	(144)
Goodwill	—	(34)	(2)	(36)	(44)
Property, plant and equipment	(40)	(86)	(13)	(139)	(118)
Biological assets	—	(70)	—	(70)	—
Investment in associates	(18)	—	—	(18)	—
Assets and liabilities held for sale	—	—	(113)	(113)	(404)
Inventories	(7)	(263)	(24)	(294)	(78)
Other working capital	4	(4)	(5)	(5)	19
Post employment benefit liabilities	(6)	5	—	(1)	10
Current tax	1	—	—	1	1
Deferred tax	3	—	(1)	2	33
Borrowings	—	—	14	14	—

	(63)	(546)	(144)	(753)	(725)
Non-controlling interests	24	—	—	24	—
Accelerated depreciation and directly attributable costs payable	(1)	(69)	(11)	(81)	(3)
Exchange recycled from other comprehensive income	(13)	12	(50)	(51)	—

Gain/(loss) on disposal before taxation	457	(191)	(51)	215	247
Taxation	(7)	54	2	49	—

Gain/(loss) on disposal after taxation	450	(137)	(49)	264	247

On 7 October 2015, the group completed the sale of Diageo’s Jamaica, Singapore and Malaysian beer interests to Heineken. In the year ended 30 June 2016 Jamaica beer interests contributed net sales of £41 million, including sales made in respect of country distribution agreements that were terminated after 7 October 2015, (2015 – £107 million; 2014 – £100 million), operating profit of £7 million (2015 – £24 million; 2014 – £25 million) and profit after taxation of £6 million (2015 – £21 million; 2014 – £21 million). In addition the Singaporian and Malaysian beer interests contributed £3 million to share of profit of associates (2015 – £13 million; 2014 – £12 million).

On 1 January 2016, Diageo completed the sale of the majority of its wine interests in the United States and its UK based Percy Fox businesses to Treasury Wine Estates. In addition, in the year ended 30 June 2016 Diageo disposed of its other US wine interests. In the year ended 30 June 2016 the wine businesses, including the ending of distribution agreements in respect of wine brands in the United Kingdom that terminated post 1 January 2016, contributed net sales of £161 million (2015 – £343 million; 2014 – £307 million), operating profit of £12 million (2015 – £58 million; 2014 – £64 million) and profit after taxation of £4 million (2015 – £31 million; 2014 – £39 million).

Financial statements (continued)

Other includes the sale of the group’s South African associate interests disposed of on 1 December 2015 which were disclosed as assets held for sale at 30 June 2015. Other also includes the group’s shareholding in Central Glass Industries Limited (CGI) disposed of on 30 September 2015, the Bouvet wine business in France and the group’s subsidiary in Argentina.

In the year ended 30 June 2015 the group disposed of the entire share capital of The Old Bushmills Distillery Company Limited to Jose Cuervo Overseas. The comparative also includes businesses disposed of following the acquisition of USL including the net cash receipt of £391 million on the sale of the Whyte and Mackay Group on 31 October 2014 and the proceeds and net assets following the disposal of Gleneagles Hotels Limited on 30 June 2015.

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

Amortisation and impairment of intangible assets is based on their useful economic lives and are amortised on a straight-line basis over those lives and reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised and are reviewed for impairment at least annually or when there is an indication that the assets may be impaired. Impairment reviews compare the net carrying value with the recoverable amount (where recoverable amount is the higher of fair value less cost to sell and value in use). Amortisation and any impairment write downs are charged to other operating expenses in the income statement.

Computer software is amortised on a straight-line basis to estimated residual value over its expected useful life. Residual values and useful lives are reviewed each year. Subject to these reviews, the estimated useful lives are up to eight years.

Critical accounting estimates and judgements

Assessment of the recoverable amount of an intangible asset, the useful economic life of an asset, or that an asset has an indefinite life, requires management judgement.

Financial statements (continued)

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

	Brands £ million	Goodwill £ million	Other intangibles £ million	Computer software £ million	Total £ million
Cost
At 30 June 2014	5,839	1,213	1,121	493	8,666
Exchange differences	157	(57)	96	(7)	189
Acquisition of businesses	1,903	1,419	38	—	3,360
Sale of businesses	(144)	(44)	—	—	(188)
Other additions	—	—	1	40	41
Other disposals	—	—	—	(15)	(15)

At 30 June 2015	7,755	2,531	1,256	511	12,053
Exchange differences	969	286	216	32	1,503
Sale of businesses	(94)	(36)	—	(1)	(131)
Acquisitions(i)	26	(14)	—	—	12
Other additions	—	—	1	42	43
Other disposals	—	—	(1)	(16)	(17)

At 30 June 2016	8,656	2,767	1,472	568	13,463

Amortisation and impairment
At 30 June 2014	432	12	56	275	775
Exchange differences	3	(2)	—	(2)	(1)
Amortisation for the year	—	—	4	56	60
Other disposals	—	—	—	(12)	(12)

At 30 June 2015	435	10	60	317	822
Exchange differences	80	16	3	23	122
Amortisation for the year	—	—	5	51	56
Exceptional impairment	62	42	—	—	104
Other disposals	—	—	—	(11)	(11)

At 30 June 2016	577	68	68	380	1,093

Carrying amount
At 30 June 2016	8,079	2,699	1,404	188	12,370

At 30 June 2015	7,320	2,521	1,196	194	11,231

At 30 June 2014	5,407	1,201	1,065	218	7,891

(i)	Acquisitions represent the finalisation of the fair values of an acquisition completed in the year ended 30 June 2015.

Financial statements (continued)

(a) Brands

At 30 June 2016, the principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2016 £ million	2015 £ million
Crown Royal whisky	United States	1,101	933
McDowell’s No.1 whisky, rum and brandy	India	1,086	972
Captain Morgan	Global	903	765
Johnnie Walker whisky	Global	625	625
Smirnoff vodka	Global	620	525
Windsor Premier whisky	Korea	568	494
Yenì Raki	Turkey	446	403
Shui Jing Fang Chinese white spirit	Greater China	256	232
Don Julio tequila	United States	207	206
Signature whisky	India	204	183
Bell’s whisky	United Kingdom	179	179
Black Dog whisky	India	172	154
Antiquity whisky	India	169	151
Seagram’s 7 Crown whiskey	United States	168	142
Zacapa rum	Global	144	122
Seagram’s VO whiskey	United States	143	121
Gordon’s gin	Europe	119	119
Bagpiper whisky	India	117	104
Old Parr whisky	Global	106	83
Other brands		746	807

		8,079	7,320

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

(b) Goodwill

For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units:

	2016 £ million	2015 £ million
North America	217	217
Europe, Russia and Turkey
– Europe (excluding Russia and Turkey)	147	106
– Turkey	452	409
Africa – Africa Regional Markets	96	86
Latin America and Caribbean – Mexico	99	98
Asia Pacific
– Greater China	130	117
– India	1,475	1,320
Other cash-generating units	83	168

	2,699	2,521

Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise Diageo’s distribution network to leverage marketing of the acquired products and the extension of the group’s portfolio of brands in new markets around the world.

Financial statements (continued)

(c) Other intangibles

Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the Directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2016 was £1,354 million (2015 – £1,147 million).

(d) Impairment testing

Impairment tests are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverable amounts are calculated based on the value in use approach. The value in use calculations are based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. The individual brands and their associated tangible fixed assets are aggregated and tested as a cash-generating unit. Separate tests are carried out for each cash-generating unit (brand and attributable tangible fixed assets) and for each of the 21 markets. The goodwill is attributed to the markets.

Cash flows

Cash flows are forecast for each cash-generating unit for the financial year, which is approved by management and reflects expectations of sales growth, operating costs and margin, based on past experience and external sources of information.

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

Financial statements (continued)

Long term growth rate, period of growth and terminal growth rate

The terminal growth rates applied at the end of the forecast period are the long term annual inflation rate of the country obtained from external sources adjusted to take into account circumstances specific to the group. For some intangible assets, management expects to achieve growth, driven by Diageo’s sales, marketing and distribution expertise, which is significantly in excess of the terminal growth rates for the applicable countries or regions. In these circumstances, the recoverable amount is calculated based on a five-year detailed plan and extended by up to an additional 10 years using the annual growth rate of the real gross domestic product (GDP) of the country or region aggregated with its inflation rate, adjusted to take into account circumstances specific to the group. In the calculation of the terminal value, a maximum of the long term annual inflation rate of the country is used as the terminal growth rate.

For goodwill, these assumptions are based on the cash-generating unit or group of units to which the goodwill is attributed. For brands, they are based on a weighted average taking into account the country or countries where sales are made.

The pre-tax discount rates and terminal growth rates used for impairment testing are as follows:

	2016		2015
	Pre-tax discount rate(i) %	Terminal growth rate %	Pre-tax discount rate(i) %	Terminal growth rate %
North America – United States	9	2	9	2
Europe, Russia and Turkey
– Europe	9	2	10	2
– Turkey	16	5	15	5
Africa
– Africa Regional Markets	20	5	21	6
– South Africa	18	5	19	5
Latin America and Caribbean
– Brazil	13	5	13	5
– Mexico	18	3	20	3
Asia Pacific
– Korea	10	3	9	3
– Greater China	10	3	11	3
– India(ii)	14	6	19	6

(i)	Before additional risk premiums.
(ii)	Post-tax discount rates for India as at 30 June 2016 and 30 June 2015 were 12%.

In the year ended 30 June 2016, an impairment charge in respect of the Ypióca brand, the related fixed assets and goodwill allocated to the Paraguay, Uruguay and Brazil (PUB) cash-generating unit of £62 million, £14 million and £42 million, respectively was charged to other operating expenses. Forecast cash flow assumptions have been reduced principally due to a challenging economic environment in Brazil and significant adverse changes in local tax regulation.

(e) Sensitivity to change in key assumptions

Impairment testing for the year ended 30 June 2016 has identified the following cash-generating units as being sensitive to reasonably possible changes in assumptions.

Financial statements (continued)

The table below shows the headroom at 30 June 2016 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

	Headroom £ million	1ppt decrease in terminal growth rate £ million	1ppt increase in discount rate £ million	10% decrease in annual cash flow(i) £ million
India	93	(372)	(493)	(361)
Greater China	60	—	(13)	(12)
Meta	9	—	—	(11)

(i)	20% decrease in annual cash flow was considered as reasonable change for Meta.

It remains possible that changes in assumptions could arise in excess of those indicated in the table above.

For all intangibles with an indefinite life, other than the cash- generating units mentioned above, management has concluded that no reasonable possible change in the key assumptions on which it has determined the recoverable amounts would cause their carrying values to exceed their recoverable amounts.

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

Financial statements (continued)

	Land and buildings £ million	Plant and equipment £ million	Fixtures and fittings £ million	Returnable bottles and crates £ million	Under construction £ million	Total £ million
Cost
At 30 June 2014	1,333	3,219	120	477	353	5,502
Exchange differences	(40)	(119)	(5)	(44)	(11)	(219)
Acquisition of businesses	148	110	4	—	13	275
Sale of businesses	(105)	(73)	(7)	—	(1)	(186)
Other additions	51	181	13	35	297	577
Other disposals	(13)	(66)	(3)	(20)	(1)	(103)
Transfers	73	210	3	16	(302)	—

At 30 June 2015	1,447	3,462	125	464	348	5,846
Exchange differences	107	243	11	37	18	416
Sale of businesses	(119)	(164)	(3)	(18)	(18)	(322)
Other additions	30	137	7	23	274	471
Other disposals	(58)	(98)	(22)	(11)	(8)	(197)
Transfers	76	203	4	21	(304)	—

At 30 June 2016	1,483	3,783	122	516	310	6,214

Depreciation
At 30 June 2014	391	1,298	81	295	4	2,069
Exchange differences	(8)	(64)	(6)	(28)	—	(106)
Depreciation charge for the year	46	215	13	42	—	316
Exceptional accelerated depreciation and impairment	—	23	—	—	—	23
Sale of businesses	(20)	(43)	(5)	—	—	(68)
Other disposals	(6)	(56)	—	(16)	—	(78)

At 30 June 2015	403	1,373	83	293	4	2,156
Exchange differences	36	113	8	25	—	182
Depreciation charge for the year	46	200	12	41	—	299
Exceptional accelerated depreciation and impairment	4	10	—	—	—	14
Non-operating exceptional accelerated depreciation	—	8	—	—	—	8
Sale of businesses	(65)	(105)	(3)	(10)	—	(183)
Other disposals	(24)	(86)	(20)	(9)	(4)	(143)

At 30 June 2016	400	1,513	80	340	—	2,333

Carrying amount
At 30 June 2016	1,083	2,270	42	176	310	3,881

At 30 June 2015	1,044	2,089	42	171	344	3,690

At 30 June 2014	942	1,921	39	182	349	3,433

(a) The net book value of land and buildings comprises freeholds of £1,034 million (2015 – £975 million), long leaseholds of £28 million (2015 – £20 million) and short leaseholds of £21 million (2015 – £49 million). Depreciation was not charged on £203 million (2015 – £144 million) of land.

(b) At 30 June 2016, tangible fixed assets held under finance leases amounted to £264 million (2015 – £294 million), principally in respect of plant and equipment. Depreciation on assets held under finance leases was £19 million (2015 – £17 million).

(c) Property, plant and equipment is net of a government grant of £139 million (2015 – £118 million) received in prior years in respect of the construction of a rum distillery in the United States Virgin Islands.

Financial statements (continued)

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

	Loans (a) £ million	Others £ million	Total £ million
Cost less allowances or fair value
At 30 June 2014	56	7	63
Exchange differences	(2)	1	(1)
Acquisition of businesses	—	58	58
Other additions	27	—	27
Repayments and disposals	(25)	—	(25)
Fair value adjustment	—	20	20
Transfer to assets held for sale	(33)	—	(33)

At 30 June 2015	23	86	109
Exchange differences	2	2	4
Additions (b)	95	—	95
Repayments and disposals (c)	(4)	(89)	(93)
Fair value adjustment	—	9	9
Provision charged during the year (b)	(93)	—	(93)

At 30 June 2016	23	8	31

(a) At 30 June 2016, loans comprise £21 million (2015 – £21 million; 2014 – £23 million) of loans to customers and other third parties, after allowances of £98 million (2015 – £7 million; 2014 – £9 million), and £2 million (2015 – £2 million; 2014 – £33 million) of loans to associates.

(b) Additions include a loan of $135 million (£92 million) provided by Standard Chartered Bank (SCB) to Watson Limited and guaranteed by a subsidiary of the group. The loan became due in May 2015 and was paid to SCB by Diageo in January 2016. The amount receivable in respect of the guarantee has been fully provided for. See note 18(a).

(c) On 7 July 2015, Diageo sold its investment in United Breweries Limited, a company quoted on the Indian stock exchange, for a consideration of £89 million.

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

Financial statements (continued)

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

The principal plans are in the United Kingdom, Ireland and the United States where benefits are based on employees’ length of service and salary at retirement. All valuations were performed by independent actuaries using the projected unit credit method to determine pension costs. The most recent valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom(i)	1 April 2015
Ireland(ii)	31 December 2015
United States	1 January 2015

(i)	The Diageo Pension Scheme (the UK Scheme) closed to new members in November 2005. Employees who have joined Diageo in the United Kingdom since the defined benefit scheme closed have been eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit pension plan).
(ii)	The triennial valuation of the Guinness Ireland Group Pension Scheme in Ireland (the Irish Scheme) as at 31 December 2015 is in progress and the result of this valuation is expected to be agreed by Diageo and the trustee later in calendar year 2016. The Irish Scheme closed to new members in May 2013. Employees who have joined Diageo in Ireland since the defined benefit scheme closed have been eligible to become members of Diageo administered defined contribution plans.

Financial statements (continued)

The assets of the UK and Irish pension plans are held in separate trusts administered by trustees who are required to act in the best interests of the plans’ beneficiaries. For the UK Scheme, the trustee is Diageo Pension Trust Limited. As required by legislation, one-third of the directors of the Trust are nominated by the members of the UK Scheme, member nominated directors are appointed from both the pensioner member community and the active member community. For the Irish Scheme Diageo Ireland makes four nominations and appoints three further candidates nominated by representative groupings.

The amounts charged to the consolidated income statement for the group’s defined benefit post employment plans and the consolidated statement of comprehensive income for the three years ended 30 June 2016 are as follows:

	2016 £ million	2015 £ million	2014 £ million
Current service cost and administrative expenses	(112)	(120)	(118)
Past service gains	1	3	—
Gains on curtailments and settlements	1	3	26

Charge to operating profit	(110)	(114)	(92)
Net finance charge in respect of post employment plans	(5)	(13)	(12)

Charge before taxation(i)	(115)	(127)	(104)

Actual returns less amounts included in finance income	61	411	306
Experience gains	91	103	24
Changes in financial assumptions	(1,066)	(400)	(453)
Changes in demographic assumptions	62	9	(49)

Other comprehensive (loss)/income	(852)	123	(172)
Changes in the surplus restriction	—	—	3

Total other comprehensive (loss)/income	(852)	123	(169)

(i) The charge before taxation comprises:

	2016 £ million	2015 £ million	2014 £ million
United Kingdom	(50)	(62)	(39)
Ireland	(19)	(22)	(28)
United States	(27)	(24)	(25)
Other	(19)	(19)	(12)

	(115)	(127)	(104)

In addition to the charge in respect of defined benefit post employment plans, contributions to the group’s defined contribution plans were £16 million (2015 – £15 million; 2014 – £15 million).

Financial statements (continued)

The movement in the net deficit for the two years ended 30 June 2016 is set out below:

	Plan assets £ million	Plan liabilities £ million	Net deficit £ million
At 30 June 2014	7,480	(7,953)	(473)
Exchange differences	(144)	177	33
Acquisition of businesses	33	(40)	(7)
Sale of businesses	(20)	30	10
Charge before taxation	290	(417)	(127)
Other comprehensive income/(loss)(i)	411	(288)	123
Contributions by the group	184	—	184
Employee contributions	7	(7)	—
Benefits paid	(358)	358	—

At 30 June 2015	7,883	(8,140)	(257)
Exchange differences	328	(463)	(135)
Sale of businesses	(38)	37	(1)
Charge before taxation	275	(390)	(115)
Other comprehensive income/(loss)(i)	61	(913)	(852)
Contributions by the group	169	—	169
Employee contributions	6	(6)	—
Benefits paid	(428)	428	—

At 30 June 2016	8,256	(9,447)	(1,191)

(i)	Excludes surplus restriction.

The plan assets and liabilities by type of post employment benefit and country is as follows:

	2016		2015
	Plan assets £ million	Plan liabilities £ million	Plan assets £ million	Plan liabilities £ million
Pensions
United Kingdom	6,047	(6,190)	5,922	(5,621)
Ireland	1,472	(2,149)	1,295	(1,554)
United States	474	(508)	401	(420)
Other	194	(240)	212	(242)
Post employment medical	2	(260)	1	(218)
Other post employment	67	(100)	52	(85)

	8,256	(9,447)	7,883	(8,140)

The balance sheet analysis of the post employment plans is as follows:

	2016		2015
	Non- current assets(i) £ million	Non- current liabilities £ million	Non- current assets(i) £ million	Non- current liabilities £ million
Funded plans	55	(997)	436	(447)
Unfunded plans	—	(251)	—	(248)

	55	(1,248)	436	(695)

(i)	Includes surplus restriction of £2 million (2015 – £2 million).

Financial statements (continued)

(b) Principal risks and assumptions

The material post employment plans are not exposed to any unusual, entity specific or scheme specific risks but there are general risks:

Inflation – the majority of the plans’ obligations are linked to inflation. Higher inflation will lead to increased liabilities which is partially offset by holdings of inflation linked gilts and swaps and the plans provide for caps on the level of inflationary increases.

Interest rate – The plan liabilities are determined using discount rates derived from yields on AA-rated corporate bonds. A decrease in corporate bond yields will increase plan liabilities though this will be partially offset by an increase in the value of the bonds held by the post employment plans.

Mortality – The majority of the obligations are to provide benefits for the life of the members and their partners so any increase in life expectancy will result in an increase in the plans’ liabilities.

Asset returns – Assets held by the pension plans are invested in a diversified portfolio of equities, bonds and other assets. Volatility in asset values will lead to movements in the net asset/(deficit) reported in the consolidated balance sheet for post employment plans which in addition will also impact the post employment expense in the consolidated income statement.

The following weighted average assumptions were used to determine the group’s deficit/surplus in the main post employment plans at 30 June in the relevant year. The assumptions used to calculate the charge/credit in the consolidated income statement for the year ended 30 June are based on the assumptions disclosed as at the previous 30 June.

	United Kingdom			Ireland			United States(i)
	2016%	2015%	2014%	2016%	2015%	2014%	2016%	2015%	2014%
Rate of general increase in salaries(ii)	4.0	4.4	4.4	2.8	3.1	2.5	—	—	—
Rate of increase to pensions in payment	3.1	3.4	3.5	1.6	1.7	1.7	—	—	—
Rate of increase to deferred pensions	1.8	2.2	2.3	1.4	1.6	1.5	—	—	—
Discount rate for plan liabilities	2.9	3.8	4.2	1.4	2.6	3.0	3.5	4.3	4.2
Inflation - CPI	1.8	2.2	2.3	1.4	1.6	1.5	1.4	1.7	2.1
Inflation - RPI	2.8	3.2	3.3	—	—	—	—	—	—

(i)	The salary increase assumption in the United States is not a significant assumption as only a minimal amount of members’ pension entitlement is dependent on a member’s projected final salary.
(ii)	The salary increase assumptions include an allowance for age related promotional salary increases.

For the main UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom(i)			Ireland(ii)			United States
	2016 Age	2015 Age	2014 Age	2016 Age	2015 Age	2014 Age	2016 Age	2015 Age	2014 Age
Retiring currently at age 65
Male	86.4	86.6	86.4	86.2	86.0	85.9	86.3	86.7	86.6
Female	88.3	88.5	88.4	88.9	88.7	88.6	88.3	88.9	88.8
Currently aged 45, retiring at age 65
Male	88.6	88.8	88.9	89.1	88.9	88.8	88.0	88.4	88.3
Female	91.2	91.4	91.0	91.8	91.6	91.5	89.9	90.6	90.5

(i)	Based on the CMI’s series of mortality tables with scaling factors based on the experience of the plan and where people live, with suitable future improvements.
(ii)	Based on the ‘00’ series of mortality tables with scaling factors based on the experience of the plan and with suitable future improvements.

Financial statements (continued)

For the significant assumptions, the following sensitivity analyses give an estimate of the potential impacts on the consolidated income statement for the year ended 30 June 2016 and on the plan liabilities at 30 June 2016:

	United Kingdom			Ireland			United States and other
	Profit before taxation £ million	Profit after taxation £ million	Plan liabilities(i) £ million	Profit before taxation £ million	Profit after taxation £ million	Plan liabilities(i) £ million	Profit before taxation £ million	Profit after taxation £ million	Plan liabilities(i) £ million
Effect of 0.5% increase in discount rate	23	18	489	4	3	193	2	1	38
Effect of 0.5% decrease in discount rate	(21)	(17)	(560)	(3)	(3)	(224)	(1)	(1)	(39)
Effect of 0.5% increase in inflation	(20)	(16)	(429)	(5)	(4)	(136)	(1)	(1)	(17)
Effect of 0.5% decrease in inflation	17	14	387	4	3	149	1	1	15
Effect of one year increase in life expectancy	(9)	(7)	(272)	(2)	(2)	(88)	(1)	(1)	(21)

(i)	The estimated effect on the liabilities excludes the impact of any interest rate and inflation swaps entered into by the pension plans.
(1)	The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions and may not be representative of the actual change. Each sensitivity is calculated on a change in the key assumption while holding all other assumptions constant. The sensitivity to inflation includes the impact on all inflation linked assumptions (e.g. pension increases and salary increases where appropriate).

(c) Investment and hedging strategy

The investment strategy for the group’s funded post employment plans is decided locally by the trustees of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The objective of the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, while taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using the funds of the plans to invest in a variety of asset classes that are expected over the long term to deliver a target rate of return. The majority of the investment strategies have significant amounts allocated to equities, with the intention that this will result in the ongoing cost to the group of the post employment plans being lower over the long term, within acceptable boundaries of risk. Significant amounts are invested in bonds in order to provide a natural hedge against movements in the liabilities of the plans. At 30 June 2016, approximately 27% and 80% (2015 – 35% and 79%) of the UK Scheme’s liabilities were hedged against future movements in interest rates and inflation, respectively, through the combined effect of bonds and swaps. At 30 June 2016, approximately 28% and 60% (2015 – 32% and 59%) of the Irish Scheme’s liabilities were hedged against future movements in interest rates and inflation, respectively, through the combined effect of bonds and swaps.

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

Financial statements (continued)

An analysis of the fair value of the plan assets is as follows:

	2016				2015
	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million
Equities
Quoted	992	433	253	1,678	812	395	254	1,461
Unquoted and private equity	321	3	20	344	297	2	18	317
Bonds
Fixed-interest government	206	158	46	410	178	117	37	332
Inflation-linked government	977	178	—	1,155	826	133	9	968
Investment grade corporate	980	225	314	1,519	861	210	251	1,322
Non-investment grade	219	43	12	274	265	31	14	310
Loan securities	602	140	—	742	614	123	—	737
Repurchase agreements	2,000	—	—	2,000	1,980	—	—	1,980
Liability driven investment (LDI)	114	24	—	138	80	20	—	100
Property – unquoted	670	108	1	779	665	83	10	758
Hedge funds	—	142	—	142	—	122	—	122
Interest rate and inflation swaps	(1,007)	15	—	(992)	(801)	50	—	(751)
Cash and other	(27)	3	91	67	145	9	73	227

Total bid value of assets	6,047	1,472	737	8,256	5,922	1,295	666	7,883

(1)	The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long term.
(2)	Within the Irish Scheme’s plan assets above there is £0.6 million (2015 – £0.6 million) invested in the ordinary shares of Diageo plc.

Total cash contributions by the group to all post employment plans in the year ending 30 June 2017 are estimated to be approximately £200 million.

(d) Deficit funding arrangements

UK plans

In the year ended 30 June 2011 the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2016 held inventory with a book value of £607 million (2015 – £663 million). The partnership is fully consolidated in the group financial statements. The UK Scheme has a limited interest in the partnership, and as a partner, is entitled to a distribution from the profits of the partnership which for the year ended 30 June 2016 was £25 million (2015 – £25 million) and is expected to be approximately the same amount for the next eight years.

In 2024 the group will be required, dependent upon the funding position of the UK Scheme at that time, to pay an amount expected to be no greater than the deficit at that time, up to a maximum of £430 million in cash, to the UK Scheme to buy out the UK Scheme’s interest in the partnership. If the UK Scheme is in surplus at an actuarial triennial valuation without allowing for the value of the PFP, then Diageo can exit the PFP with the agreement of the trustees. The group has also agreed to make conditional contributions if the deficit at the 2018 actuarial triennial valuation is in excess of £84 million. These additional contributions would be payable to the UK Scheme by 31 March 2019, or within one month of completion of the 2018 valuation if later.

Irish plans

The group has also agreed a deficit funding arrangement with the trustees of the Irish Scheme under which it contributes to the Irish Scheme €21 million (£16 million) per annum until the year ending 30 June 2029. The agreement also provides for additional cash contributions into escrow of up to €188 million (£140 million) if an equivalent reduction in the deficit is not achieved over the 18 year period from 2010 to 2028. As part of this funding plan, Diageo has granted to the Irish Scheme a contingent asset comprising mortgages over certain land and buildings and fixed and floating charges over certain receivables of the group up to a value of €200 million (£149 million).

Financial statements (continued)

(e) Timing of benefit payments

The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

	United Kingdom		Ireland		United States
	2016 £ million	2015 £ million	2016 £ million	2015 £ million	2016 £ million	2015 £ million
Maturity analysis of benefits expected to be paid
Within one year	272	233	74	70	61	42
Between 1 to 5 years	998	802	359	344	175	149
Between 6 to 15 years	2,724	2,501	702	696	387	337
Between 16 to 25 years	2,530	2,841	662	672	266	237
Beyond 25 years	4,210	6,360	1,121	1,199	253	229

Total	10,734	12,737	2,918	2,981	1,142	994

	years	years	years	years	years	years
Average duration of the defined benefit obligation	18	17	20	18	11	11

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

(a) Inventories

	2016 £ million	2015 £ million
Raw materials and consumables	301	333
Work in progress	49	66
Maturing inventories	3,647	3,586
Finished goods and goods for resale	582	589

	4,579	4,574

Financial statements (continued)

Maturing inventories include whisk(e)y, rum, wines and Chinese white spirits. The following amounts of inventories are expected to be utilised after more than one year:

	2016 £ million	2015 £ million
Raw materials and consumables	27	55
Maturing inventories	3,180	2,988

	3,207	3,043

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2016 £ million	2015 £ million
Balance at beginning of the year	53	52
Exchange differences	5	(2)
Income statement charge	33	29
Utilised	(15)	(25)
Sale of businesses	(3)	(1)

	73	53

(b) Trade and other receivables

	2016		2015
	Current assets £ million	Non-current assets £ million	Current assets £ million	Non-current assets £ million
Trade receivables	2,154	1	1,933	—
Interest receivable	20	—	23	—
Other receivables	281	36	297	38
Prepayments	189	9	146	8
Accrued income	42	—	36	—

	2,686	46	2,435	46

At 30 June 2016, approximately 13%, 20% and 11% of the group’s trade receivables of £2,155 million are due from counterparties based in the United Kingdom, the United States and India, respectively.

The aged analysis of trade receivables, net of allowances, is as follows:

	2016 £ million	2015 £ million
Not overdue	2,012	1,806
Overdue 1 – 30 days	60	47
Overdue 31 – 60 days	25	22
Overdue 61 – 90 days	16	11
Overdue 91 – 180 days	21	32
Overdue more than 180 days	21	15

	2,155	1,933

Financial statements (continued)

Trade and other receivables are disclosed net of allowance for doubtful debts, an analysis of which is as follows:

	2016 £ million	2015 £ million
Balance at beginning of the year	71	63
Exchange differences	5	(6)
Income statement charge	15	21
Written off	(8)	(7)

	83	71

(c) Trade and other payables

	2016		2015
	Current liabilities £ million	Non-current liabilities £ million	Current liabilities £ million	Non-current liabilities £ million
Trade payables	916	—	883	—
Interest payable	81	—	77	—
Tax and social security excluding income tax	605	3	546	5
Other payables	680	37	524	40
Accruals	1,056	9	879	9
Deferred income	34	21	34	15

	3,372	70	2,943	69

Interest payable at 30 June 2016 includes interest on non-derivative financial instruments of £73 million (2015 – £68 million).

(d) Provisions

	Thalidomide £ million	Restructuring £ million	Other £ million	Total £ million
At 30 June 2015	191	49	103	343
Exchange differences	2	—	20	22
Provisions charged during the year	—	—	100	100
Provisions utilised during the year	(11)	(33)	(33)	(77)
Transfers	(2)	(10)	4	(8)
Unwinding of discounts	10	—	—	10

At 30 June 2016	190	6	194	390

Current liabilities	10	5	122	137
Non-current liabilities	180	1	72	253

	190	6	194	390

(a) Provisions have been established in respect of the discounted value of the group’s commitment to the UK Thalidomide Trust. These will be utilised over the period of the commitments up to 2037.

(b) The group implemented a number of restructuring programmes, which involve the rationalisation of certain operations around the world. As at 30 June 2016 there were provisions for certain costs in respect of employee charges, incremental costs in respect of service contract and information systems infrastructure charges, the outstanding provisions are expected to be substantially utilised by 30 June 2017 (see note 4).

(c) The largest items in other provisions are £67 million in respect of the disposal of the wines business in North America and UK based Percy Fox businesses includes a provision for the settlement of a guarantee given in respect of the lease payments due to the lessor of the vineyards and £48 million (2015 – £44 million) in respect of employee deferred compensation plans which will be utilised when employees leave the group.

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

Financial statements (continued)

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

Treasury operations are conducted within a framework of board approved policies and guidelines, which are recommended and monitored by the finance committee, chaired by the Chief Financial Officer. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk which are periodically reviewed by the board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board approved strategies. Transactions arising from the application of this flexibility are carried at fair value, gains or losses are taken to the income statement as they arise and are separately monitored on a daily basis using Value at Risk analysis. In the year ended 30 June 2016 and 30 June 2015 gains and losses on these transactions were not material. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.

The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains insurable risk where external insurance is not considered an economic means of mitigating these risks.

The finance committee receives a monthly report on the key activities of the treasury department, which would identify any exposures which differ from the defined benchmarks, should they arise.

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

Hedge of net investment in foreign operations

The group hedges a certain portion of its exposure to fluctuations in the sterling value of its foreign operations by designating borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. The group’s policy is to maintain total net investment Value at Risk below £1.5 billion, where Value at Risk is defined as the maximum amount of loss over a one year period with a 95% probability confidence level.

Following an internal restructuring foreign currency borrowings and financial derivatives designated in net investment hedge relationships increased to £6,787 million as at 30 June 2016 (2015 – £3,681 million; 2014 – £3,749 million).

Hedge of foreign currency debt

The group uses cross currency interest rate swaps to hedge the foreign currency risk associated with certain foreign currency denominated borrowings.

Transaction exposure hedging

The group’s policy is to hedge up to 24 months forecast transactional foreign currency risk on the net US dollar exposure of the group targeting 75% coverage for the current financial year and up to 18 months for other currency pairs. The group’s exposure to foreign currency risk arising on forecasted transactions is managed using forward agreements.

Financial statements (continued)

(b) Interest rate risk

The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the board, primarily through issuing fixed and floating rate borrowings and commercial paper, and by utilising interest rate derivatives. These practices aim to minimise the group’s net finance charges with acceptable year-on-year volatility. To facilitate operational efficiency and effective hedge accounting, the group’s policy is to maintain fixed rate borrowings within a band of 40% to 60% of forecast net borrowings. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of Diageo’s existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. The group’s net borrowings interest rate profile is as follows:

	2016		2015
	£ million	%	£ million	%
Fixed rate	4,103	47	4,564	48
Floating rate(i)	4,738	55	4,818	51
Impact of financial derivatives and fair value adjustments	(206)	(2)	145	1

Net borrowings	8,635	100	9,527	100

(i)	The floating rate portion of net borrowings includes cash and cash equivalents, collaterals, floating rate loans and bonds, bank overdrafts and finance lease obligations.

The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate
2016 £ million	2015 £ million	2014 £ million	2016%	2015%	2014%
9,245	10,459	9,174	3.3	3.5	3.8

(1) For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings includes the impact of interest rate swaps that are no longer in a hedge relationship but excludes the market value adjustment for cross currency interest rate swaps.

(c) Commodity price risk

The group is exposed to commodity price risk. Commodity price risk is managed in line with the principles approved by the board either through long term purchase contracts with suppliers or, where appropriate, derivative contracts. The group policy is to maintain the total commodity exposure Value at Risk below 75bps of forecast gross margin in any given financial year. Where derivative contracts are used the commodity price risk exposure is hedged up to 24 months forecast volume principally through exchange-traded futures.

(d) Market risk sensitivity analysis

The group uses a sensitivity analysis that estimates the impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2016 and 30 June 2015, for each class of financial instruments with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on the net post employment benefit liability and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

The sensitivity analysis estimates the impact of changes in interest and foreign exchange rates. All hedges are expected to be highly effective for this analysis and it considers the impact of all financial instruments including financial derivatives, cash and cash equivalents, borrowings and other financial assets and liabilities.

Financial statements (continued)

The results of the sensitivity analysis should not be considered as projections of likely future events, gains or losses as actual results in the future may differ materially due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the table below.

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss)(i) (ii)
	2016 £ million	2015 £ million	2016 £ million	2015 £ million
0.5% decrease in interest rates	(24)	(20)	(8)	(16)
0.5% increase in interest rates	24	20	9	17
10% weakening of sterling	(26)	(48)	(641)	(624)
10% strengthening of sterling	21	40	525	512

(i)	The impact on foreign currency borrowings and derivatives in net investment hedge is largely offset by the foreign exchange difference arising on translation of net investments.
(ii)	The impact on the consolidated statement of comprehensive income includes the impact on the income statement.

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

Financial credit risk

Diageo aims to minimise its financial credit risk through the application of risk management policies approved and monitored by the board. Counterparties are predominantly limited to major banks and financial institutions, primarily with a long term credit rating within the A band or better, and the policy restricts the exposure to any one counterparty by setting credit limits taking into account the credit quality of the counterparty. The group’s policy is designed to ensure that individual counterparty limits are adhered to and that there are no significant concentrations of credit risk. The board also defines the types of financial instruments which may be transacted. The credit risk arising through the use of financial instruments for currency and interest rate risk management is estimated with reference to the fair value of contracts with a positive value, rather than the notional amount of the instruments themselves.

When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a predetermined threshold. At 30 June 2016, the collateral held under these agreements amounted to $104 million (£78 million) and €73 million (£61 million) (2015 – $82 million (£52 million) and €34 million (£24 million)).

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

The following tables provide an analysis of the anticipated contractual cash flows including interest payable for the group’s financial liabilities and derivative instruments on an undiscounted basis. Where interest payments are on a floating rate basis, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve prevailing at 30 June 2016 and 30 June 2015. The gross cash flows of derivative contracts are presented for the purposes of this table and financial assets and liabilities are presented gross in the statement of financial position, although in practice, the group uses netting arrangements to reduce its liquidity requirements on these instruments.

Contractual cash flows

	Due within 1 year £ million	Due between 1 and 3 years £ million	Due between 3 and 5 years £ million	Due after 5 years £ million	Total £ million	Carrying amount at balance sheet date £ million
2016
Borrowings(i)	(2,058)	(2,853)	(558)	(4,621)	(10,090)	(10,129)
Interest on borrowings(i), (iii)	(358)	(449)	(360)	(1,415)	(2,582)	(73)
Finance lease capital repayments	(29)	(58)	(69)	(86)	(242)	(242)
Finance lease future interest payments	(13)	(20)	(13)	(54)	(100)	—
Trade and other financial liabilities(ii)	(2,435)	(199)	(8)	(4)	(2,646)	(2,638)

Non-derivative financial liabilities	(4,893)	(3,579)	(1,008)	(6,180)	(15,660)	(13,082)

Gross amount receivable from derivatives	947	153	106	1,566	2,772	—
Gross amount payable on derivatives	(647)	(144)	(73)	(1,130)	(1,994)	—

Derivative instruments(iii)	300	9	33	436	778	498

2015
Borrowings(i)	(1,920)	(2,556)	(968)	(4,365)	(9,809)	(9,838)
Interest on borrowings(i), (iii)	(340)	(479)	(334)	(1,434)	(2,587)	(68)
Finance lease capital repayments	(38)	(50)	(70)	(104)	(262)	(262)
Finance lease future interest payments	(13)	(19)	(16)	(23)	(71)	—
Trade and other financial liabilities(ii)	(2,172)	(54)	(143)	—	(2,369)	(2,353)

Non-derivative financial liabilities	(4,483)	(3,158)	(1,531)	(5,926)	(15,098)	(12,521)

Gross amount receivable from derivatives	97	478	176	1,360	2,111	—
Gross amount payable on derivatives	(162)	(374)	(110)	(1,154)	(1,800)	—

Derivative instruments(iii)	(65)	104	66	206	311	131

(i)	For the purpose of these tables above, borrowings are defined as gross borrowings excluding finance lease liabilities and fair value of derivative instruments as disclosed in note 16.
(ii)	Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.
(iii)	Carrying amount of interest on borrowings and interest on derivatives is included within interest payable in note 14.

Financial statements (continued)

The group had available undrawn committed bank facilities as follows:

	2016 £ million	2015 £ million
Expiring within one year	—	688
Expiring between one and two years	470	—
Expiring after two years	2,072	1,541

	2,542	2,229

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

Other financial liabilities include an option held by Industrias Licoreras de Guatemala to sell the remaining 50% equity stake in Rum Creations & Products, Inc. the owner of the Zacapa rum brand, to Diageo, with changes in fair value of this option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. The exercise date of this option is estimated based on forecast future performance and an estimated rate of return.

The option is sensitive to reasonably possible changes in assumptions. If the option is exercised two years earlier or two years later the value of the option will increase and decrease by £17 million and £15 million, respectively. If forecast performance increases or decreases by 10%, the value of the option would increase and decrease by £30 million and £13 million, respectively.

Financial statements (continued)

Available-for-sale investments at 30 June 2015 comprised shares held in United Breweries Limited categorised as level 1 in hierarchy. These shares were sold on 7 July 2015.

The group’s financial assets and liabilities measured at fair value are categorised as follows:

	2016 £ million	2015 £ million
Available-for-sale investments	—	80

Unadjusted quoted prices in active markets (Level 1)	—	80

Derivative assets	879	338
Derivative liabilities	(373)	(198)

Valuation techniques based on observable market input (Level 2)	506	140

Other financial liabilities	(165)	(139)

Valuation techniques based on unobservable market input (Level 3)	(165)	(139)

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Other financial liabilities
	2016 £ million	2015 £ million
At 1 July	(139)	(108)
Net losses included in the income statement	(1)	(14)
Net losses included in exchange in other comprehensive income	(25)	(11)
Net losses included in retained earnings	(3)	(9)
Settlement of liabilities	3	3

At 30 June	(165)	(139)

There were no transfers between levels during the two years ended 30 June 2016 and 30 June 2015.

In addition retained earnings comprise £3 million capital injection to Zacapa from Industrias Licoreras de Guatemala.

(h) Results of hedging instruments

In respect of cash flow hedging instruments, a gain of £31 million (2015 – £46 million loss; 2014 – £54 million gain) has been recognised in other comprehensive income due to changes in fair value. A loss of £66 million has been transferred out of other comprehensive income to other operating expenses and a gain of £211 million to other finance charges, respectively (2015 – a loss of £26 million and a gain of £84 million; 2014 – a gain of £54 million and loss of £88 million, respectively) to offset the foreign exchange impact on the underlying transactions.

For cash flow hedges of forecast transactions at 30 June 2016, based on year end interest and foreign exchange rates, there is expected to be a loss to the income statement of £113 million in financial year 2017 and a loss of £36 million in financial year 2018. With respect to hedges of the cash flow risk from a change in forward foreign exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing foreign exchange rates and recognition of interest on the related bonds will affect the income statement in each year until the related bonds mature in 2016, 2036 and 2043. Foreign exchange retranslation and the interest on the hedged bonds in the income statement are expected to offset those on the cross currency swaps in each of the years.

The gain on fair value hedging instruments for the year was £16 million (2015 – £11 million gain; 2014 – £8 million gain) and the loss on the hedged items attributable to the hedged risks was £26 million (2015 – £11 million loss; 2014 – £6 million loss).

There was no significant ineffectiveness on net investment hedging during the year ended 30 June 2016.

Financial statements (continued)

(i) Reconciliation of financial instruments

The table below sets out the group’s accounting classification of each class of financial assets and liabilities:

	Fair value through income statement £ million	Loans and receivables and liabilities at amortised cost £ million	Available- for-sale £ million	Not categorised as a financial instrument £ million	Total £ million	Current £ million	Non-current £ million
2016
Other investments and loans	—	31	—	—	31	—	31
Trade and other receivables	—	2,424	—	308	2,732	2,686	46
Cash and cash equivalents	—	1,089	—	—	1,089	1,089	—
Derivatives in fair value hedge	35	—	—	—	35	—	35
Derivatives in cash flow hedge	362	—	—	—	362	130	232
Derivatives in net investment hedge	216	—	—	—	216	216	—
Other instruments at fair value	266	—	—	—	266	148	118
Finance lease assets	—	36	—	—	36	1	35

Total other financial assets	879	36	—	—	915	495	420

Total financial assets	879	3,580	—	308	4,767	4,270	497

Borrowings(i)	—	(10,129)	—	—	(10,129)	(2,058)	(8,071)
Trade and other payables	—	(2,554)	—	(888)	(3,442)	(3,372)	(70)
Derivatives in cash flow hedge	(148)	—	—	—	(148)	(102)	(46)
Derivatives in net investment hedge	(66)	—	—	—	(66)	(66)	—
Other instruments at fair value	(324)	—	—	—	(324)	(83)	(241)
Finance leases	—	(242)	—	—	(242)	(29)	(213)

Total other financial liabilities	(538)	(242)	—	—	(780)	(280)	(500)

Total financial liabilities	(538)	(12,925)	—	(888)	(14,351)	(5,710)	(8,641)

Total net financial assets/(liabilities)	341	(9,345)	—	(580)	(9,584)	(1,440)	(8,144)

2015
Other investments and loans	—	29	80	—	109	—	109
Trade and other receivables	—	2,184	—	297	2,481	2,435	46
Cash and cash equivalents	—	472	—	—	472	472	—
Derivatives in fair value hedge	19	—	—	—	19	—	19
Derivatives in cash flow hedge	186	—	—	—	186	21	165
Derivatives in net investment hedge	11	—	—	—	11	8	3
Other instruments at fair value	122	—	—	—	122	17	105

Total other financial assets	338	—	—	—	338	46	292

Total financial assets	338	2,685	80	297	3,400	2,953	447

Borrowings(i)	—	(9,838)	—	—	(9,838)	(1,921)	(7,917)
Trade and other payables	—	(2,291)	—	(721)	(3,012)	(2,943)	(69)
Derivatives in cash flow hedge	(51)	—	—	—	(51)	(31)	(20)
Derivatives in net investment hedge	(52)	—	—	—	(52)	(52)	—
Other instruments at fair value	(234)	—	—	—	(234)	(35)	(199)
Finance leases	—	(262)	—	—	(262)	(38)	(224)

Total other financial liabilities	(337)	(262)	—	—	(599)	(156)	(443)

Total financial liabilities	(337)	(12,391)	—	(721)	(13,449)	(5,020)	(8,429)

Total net financial assets/(liabilities)	1	(9,706)	80	(424)	(10,049)	(2,067)	(7,982)

(i)	Borrowings are defined as gross borrowings excluding finance lease liabilities and the fair value of derivative instruments.

At 30 June 2016 and 30 June 2015, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate to fair values. At 30 June 2016 the fair value of borrowings, based on unadjusted quoted market data, was £10,709 million (2015 – £10,115 million).

Financial statements (continued)

(j) Capital management

The group’s management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting a net borrowing to EBITDA leverage of 2.5 – 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 – 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. For this calculation net borrowings are adjusted by the net post employment deficit whilst EBITDA equals operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

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

	2016 £ million	2015 £ million
Bank overdrafts	280	90
Commercial paper	—	354
Bank and other loans	436	444
Credit support obligations	139	76
US$ 750 million 5.3% bonds due 2015	—	478
US$ 750 million 0.625% bonds due 2016	—	477
US$ 600 million 5.5% bonds due 2016	451	—
US$ 1,000 million 1.5% bonds due 2017	751	—
Fair value adjustment to borrowings	1	2

Borrowings due within one year	2,058	1,921

US$ 600 million 5.5% bonds due 2016	—	382
US$ 1,000 million 1.5% bonds due 2017	—	635
US$ 1,250 million 5.75% bonds due 2017	939	795
US$ 650 million 1.125% bonds due 2018	487	412
€500 million 1.125% bonds due 2019	421	359
€850 million 1.125% bonds due 2019	707	601
US$ 696 million 4.828% bonds due 2020	488	399
US$ 1,000 million 2.875% bonds due 2022	748	633
US$ 300 million 8% bonds due 2022	224	189
US$ 1,350 million 2.625% bonds due 2023	1,011	855
€500 million 1.75% bonds due 2023	413	351
€850 million 2.375% bonds due 2026	702	597
US$ 400 million 7.45% bonds due 2035	301	255
US$ 600 million 5.875% bonds due 2036	446	378
US$ 500 million 4.25% bonds due 2042	371	315
US$ 500 million 3.875% bonds due 2043	369	312
US$ 200 million 4.85% medium term notes due 2018	150	127
Bank and other loans	184	213
Fair value adjustment to borrowings	110	109

Borrowings due after one year	8,071	7,917

Total borrowings before derivative financial instruments	10,129	9,838
Fair value of foreign currency derivatives	(612)	(82)
Fair value of interest rate hedging instruments	(35)	(19)
Finance lease liabilities	242	262

Gross borrowings	9,724	9,999
Less: Cash and cash equivalents	(1,089)	(472)

Net borrowings	8,635	9,527

(1)	The interest rates shown are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 15).
(2)	Bonds are stated net of unamortised finance costs of £72 million (2015 – £82 million; 2014 – £94 million).
(3)	Bonds are reported at amortised cost with a fair value adjustment shown separately.
(4)	All bonds, medium term notes and commercial paper issued by the group’s wholly owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

Financial statements (continued)

Gross borrowings before derivative financial instruments will mature as follows:

	2016 £ million	2015 £ million	2014 £ million
Within one year	2,058	1,921	1,576
Between one and three years	2,896	2,607	1,894
Between three and five years	537	970	1,972
Beyond five years	4,638	4,340	3,772

	10,129	9,838	9,214

During the year the following bonds were issued and repaid:

	2016 £ million	2015 £ million	2014 £ million
Issued
€ denominated	—	791	1,378
US$ denominated	—	—	—
Repaid
€ denominated	—	(792)	(983)
US$ denominated	(1,003)	(330)	(488)
£ denominated(i)	—	(370)	—

	(1,003)	(701)	(93)

(i)	In the year ended 30 June 2015 a bond of £370 million acquired on the purchase of USL was repaid using the proceeds from the sale of the Whyte and Mackay Group.

(a) Reconciliation of movement in net borrowings

	2016 £ million	2015 £ million
At beginning of the year	9,527	8,850
Net (increase)/decrease in cash and cash equivalents before exchange	(343)	77
Net (increase)/decrease in bonds and other borrowings	(1,236)	(315)

Change in net borrowings from cash flows	(1,579)	(238)
Exchange differences on net borrowings	725	7
Borrowings on acquisition of businesses	—	869
Borrowings on disposal of businesses	(14)	—
Other non-cash items	(24)	39

Net borrowings at end of the year	8,635	9,527

Financial statements (continued)

(b) Analysis of net borrowings by currency

	2016		2015
	Cash and cash equivalents £ million	Gross borrowings(i) £ million	Cash and cash equivalents £ million	Gross borrowings(i) £ million
US dollar	503	(3,247)	35	(2,759)
Euro	61	(2,034)	44	(1,410)
Sterling(ii)	66	(3,980)	28	(5,200)
Indian rupee	37	(418)	13	(486)
Nigerian naira	13	(84)	16	(76)
Turkish lira(ii)	169	(4)	4	(67)
Korean won	35	—	80	—
Brazilian real	30	(2)	16	(2)
Chinese Yuan	51	(7)	28	7
Other	124	52	208	(6)

Total	1,089	(9,724)	472	(9,999)

(i)	The analysis of group’s gross borrowings includes foreign currency forwards and swaps and finance leases.
(ii)	As at 30 June 2016 includes £32 million (Sterling) and £162 million (Turkish lira) cash and cash equivalents in cash-pooling arrangements. See note 1(f).

17. EQUITY

Accounting policies

Own shares represent shares and share options of Diageo plc that are held in treasury or by employee share trusts for the purpose of fulfilling obligations in respect of various employee share plans or were acquired as part of a share buyback programme. Own shares are treated as a deduction from equity until the shares are cancelled, reissued or disposed of and when vest are transferred from own shares to retained earnings at their weighted average cost.

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

Dividends are included in the financial statements in the financial year in which they are approved.

(a) Allotted and fully paid share capital — ordinary shares of 28 101/108 pence each

	Number of shares million	Nominal value £ million
At 30 June 2016, 30 June 2015 and 30 June 2014	2,754	797

(b) Hedging and exchange reserve

	Hedging reserve £ million	Exchange reserve £ million	Total £ million
At 30 June 2013	17	(9)	8
Other comprehensive income	90	(1,001)	(911)

At 30 June 2014	107	(1,010)	(903)
Other comprehensive income	(86)	(163)	(249)

At 30 June 2015	21	(1,173)	(1,152)
Other comprehensive income	(111)	742	631

At 30 June 2016	(90)	(431)	(521)

Financial statements (continued)

(c) Own shares

Movements in own shares

	Number of shares million	Purchase consideration £ million
At 30 June 2013	251	2,232
Share trust arrangements	(3)	(42)
Shares call options exercised(i)	7	68
Shares purchased	7	138
Shares sold to employees	—	(1)
Shares used to satisfy options	(9)	(115)

At 30 June 2014	253	2,280
Share trust arrangements	(2)	(18)
Shares purchased	4	70
Shares used to satisfy options	(7)	(104)

At 30 June 2015	248	2,228
Share trust arrangements	(1)	(6)
Shares purchased	2	42
Shares used to satisfy options	(5)	(75)

At 30 June 2016	244	2,189

(i)	Includes the fair value of foreign currency denominated call options exercised.

Share trust arrangements

At 30 June 2016 the employee share trusts owned 7 million of ordinary shares in Diageo plc at a cost of £113 million and market value of £155 million (2015 – 8 million shares at a cost of £119 million, market value £149 million; 2014 – 10 million shares at a cost of £137 million, market value £181 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.

Purchase of own shares

Authorisation was given by shareholders on 23 September 2015 to purchase a maximum of 251,514,000 shares at a minimum price of 28 101/108 pence and a maximum price of higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 22 December 2016, if earlier.

Financial statements (continued)

During the year ended 30 June 2016, the company purchased 2 million ordinary shares (including shares acquired through call option exercises), nominal value of £1 million (2015 – 4 million ordinary shares, nominal value of £1 million; 2014 – 14 million ordinary shares, nominal value of £4 million), representing approximately 0.1% (2015 – 0.1%; 2014 – 0.5%) of the issued ordinary share capital (excluding treasury shares).

Shares were either directly granted to employees as part of employee share schemes or held as treasury shares and used to hedge share scheme grants to employees during the course of the year.

The aggregate consideration paid for purchase of own shares was £53 million (excluding expenses) in the year ended 30 June 2016. The annual purchase includes 617,840 shares for £11 million purchased at an average price of 1713 pence for the purpose of satisfying share awards made under the company’s share incentive plans, the cost of which was charged directly to the consolidated income statement. The monthly breakdown of shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2016 were as follows:

Calendar month	Number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
September 2015	2,719,851	1737	248,794,149
March 2016	295,510	1872	248,498,639

Total	3,015,361	1750	248,498,639

(d) Dividends

	2016 £ million	2015 £ million	2014 £ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2015
34.9 pence per share (2014 – 32.0 pence; 2013 – 29.3 pence)	876	801	735
Interim dividend for the year ended 30 June 2016
22.6 pence per share (2015 – 21.5 pence; 2014 – 19.7 pence)	567	540	493

	1,443	1,341	1,228

The proposed final dividend of £918 million (36.6 pence per share) for the year ended 30 June 2016 was approved by the Board of Directors on 27 July 2016. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

Dividends are waived on all treasury shares owned by the company and all shares owned by the employee share trusts.

(e) Non-controlling interests

Diageo consolidates USL, a company incorporated in India, with a 43.91% non-controlling interest and has a 50% controlling interest (2015 – 50%) in Ketel One Worldwide B.V. (Ketel One), a company incorporated in the Netherlands. All other consolidated subsidiaries are fully owned or the non-controlling interests are not material.

Financial statements (continued)

Summarised financial information for USL, Ketel One and others, after fair value adjustments on acquisition, and the amounts attributable to non-controlling interests are as follows:

	2016			2015
	USL £ million	Ketel One and others £ million	Total £ million	USL £ million	Ketel One and others £ million	Total £ million
Income statement
Sales	2,460	1,563	4,023	2,363	1,627	3,990
Net sales	873	1,265	2,138	926	1,324	2,250
Profit/(loss) for the year	76	175	251	(10)	200	190
Other comprehensive income(i)	157	242	399	50	66	116

Total comprehensive income	233	417	650	40	266	306

Attributable to non-controlling interests	102	188	290	18	131	149

Balance sheet
Non-current assets(ii)	2,289	2,536	4,825	2,132	2,264	4,396
Current assets	601	587	1,188	527	518	1,045
Non-current liabilities	(518)	(821)	(1,339)	(579)	(723)	(1,302)
Current liabilities	(639)	(554)	(1,193)	(580)	(462)	(1,042)
Net assets	1,733	1,748	3,481	1,500	1,597	3,097

Attributable to non-controlling interests	761	889	1,650	659	826	1,485

Cash flow
Net cash inflow/(outflow) from operating activities	17	228	245	(32)	314	282
Net cash inflow/(outflow) from investing activities	70	(53)	17	388	(88)	300
Net cash outflow from financing activities	(67)	(145)	(212)	(373)	(196)	(569)

Net increase in cash and cash equivalents	20	30	50	(17)	30	13
Exchange differences	4	(5)	(1)	2	1	3
Dividends paid to non-controlling interests	—	(101)	(101)	—	(72)	(72)

(i)	Other comprehensive income is principally in respect of exchange on translating the subsidiaries to sterling.
(ii)	Ketel One includes the global distribution rights to distribute Ketel One vodka products throughout the world. The carrying value of the distribution rights at 30 June 2016 was £1,354 million (2015 – £1,147 million).

(f) Employee share compensation

The group uses a number of share award and option plans to grant to its directors and employees.

The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2016 is as follows:

	2016 £ million	2015 £ million	2014 £ million
Executive share award plans	24	27	30
Executive share option plans	3	4	4
Savings plans	2	4	3

	29	35	37

Financial statements (continued)

Executive share awards are made under the Diageo 2014 Long Term Incentive plan (DLTIP) from September 2014 onwards. Prior to that, awards were made under the Diageo plc 2009 Executive Long Term Incentive Plan (DELTIP), the 2008 Performance Share Plan (PSP), the 2008 Senior Executive Share Option Plan (SESOP) or the 2009 Discretionary Incentive Plan (DIP). Prior to the introduction of the DLTIP, employees in associated companies were granted awards under the Diageo plc 2011 Associated Companies Share Incentive Plan (DACSIP). Under all of these plans, conditional awards can be delivered in the form of restricted shares or share options at the market value at the time of grant.

Share awards normally vest and are released on the third anniversary of the grant date. Participants do not make a payment to receive the award at grant. Executive Directors are required to hold any vested shares awarded from 2014 for a further two-year period. Share options may normally be exercised between three and ten years after the grant date. Executives in North America and Latin America and Caribbean are granted awards over the company’s ADSs (one ADS is equivalent to four ordinary shares).

Performance shares under the DLTIP (previous PSP) are subject to the achievement of three equally weighted performance tests over the three-year performance period for the 2013 and 2014 grants these were; 1) a comparison of Diageo’s three-year TSR with a peer group; 2) compound annual growth in organic net sales over three years; 3) total organic operating margin improvement over three years. For awards made in September 2015 or later, the third measure was replaced by one based on cumulative free cash flow over a three-year period, measured at constant exchange rates. Performance share options under the DLTIP (previously SESOP) are subject to the achievement of an earnings per share growth condition over a three-year period. Performance measures and targets are set annually by the Remuneration Committee. The vesting range is 20% or 25% (for Executive Directors and for other participants respectively) for achieving minimum performance targets, up to 100% for achieving the maximum target level. Retesting of the performance condition is not permitted.

For performance shares under the DLTIP (previous PSP) dividends are accrued on awards and are given to participants to the extent that the awards actually vest at the end of the performance period. Dividends can be paid in the form of cash or shares.

For the three years ended 30 June 2016, the calculation of the fair value of each share award used the Monte Carlo pricing model and the following weighted average assumptions:

	2016	2015	2014
Risk free interest rate	1.0%	1.4%	1.0%
Expected life of the awards	37 months	37 months	36 months
Dividend yield	3.2%	3.1%	2.7%
Weighted average share price	1737 p	1832 p	1970 p
Weighted average fair value of awards granted in the year	1058 p	753 p	1147 p
Number of awards granted in the year	3.1 million	2.5 million	2.5 million
Fair value of all awards granted in the year	£33 million	£19 million	£29 million

Transactions on schemes

Transactions on the executive share award plans for the three years ended 30 June 2016 were as follows:

	2016 Number of awards million	2015 Number of awards million	2014 Number of awards million
Balance outstanding at 1 July	7.6	9.4	11.3
Granted	3.1	2.5	2.5
Exercised/awarded	(1.6)	(2.6)	(3.4)
Forfeited/expired	(1.9)	(1.7)	(1.0)

Balance outstanding at 30 June	7.2	7.6	9.4

At 30 June 2016, 6.7 million executive share options were exercisable at a weighted average exercise price of 1391 pence.

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

(a) Guarantees and related matters

As of 30 June 2016, the group has no material guarantees or indemnities outstanding in respect of liabilities of third parties. The following matters relate to guarantees previously discharged.

Diageo Holdings Netherlands B.V. (DHN) issued a conditional backstop guarantee to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the Guarantee Agreement). The guarantee was in respect of the liabilities of Watson Limited (Watson), a company affiliated with Dr Vijay Mallya (Dr Mallya), under a $135 million (£92 million) facility from Standard Chartered. The Guarantee Agreement was entered into as part of the arrangements put in place and announced at closing of the United Spirits Limited (USL) transaction on 4 July 2013. DHN’s provision of the Guarantee Agreement enabled the refinancing of certain existing borrowings of Watson from a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015. Whilst the guarantee was not payable immediately, DHN and Standard Chartered agreed to extend the date on which the guarantee was payable to 29 January 2016 to allow additional time for enforcement of the security package underlying the facility. As part of this agreement, in August 2015 DHN deposited $135 million (£92 million) in an escrow account with Standard Chartered. The loan remained in default and the guarantee was paid on 29 January 2016. The $135 million (£92 million) deposit was released to Standard Chartered and has been fully provided for during the year ended 30 June 2016. In aggregate DHN paid Standard Chartered $141 million (£96 million) under this guarantee, including the $135 million (£92 million) previously deposited, as well as payments of default interest and various fees and expenses.

While the guarantee amount has been fully provided for, Watson remains liable for all amounts paid by DHN under the guarantee. DHN is entitled to the benefit of the underlying security package for the loan, which includes shares in United Breweries Limited (UBL), Watson’s interest in Orange India Holdings S.a.r.l. (Orange), the joint venture that owns the Force India Formula One (F1) team, and the shareholding in Watson, all of which remains in place. On 19 June 2015, a consortium of banks led by State Bank of India (SBI) obtained an ex-parte order from the Debt Recovery Tribunal (DRT) in Bangalore preventing the sale or any other transfer of such UBL shares as part of the enforcement process pending further orders from the DRT. This order was passed following the filing of a memorandum by Dr Mallya with the tribunal that he had no objection to it issuing the order in respect of the UBL shares. There was a further ex-parte order of the DRT on 15 July 2015 restraining the UBL shares being handed over to DHN or to any other party pending further orders of the DRT. DHN filed a writ petition before the High Court of Karnataka (the High Court) against such orders of the DRT, and on 7 November 2015, the High Court passed an interim order granting an interim stay of the order of the DRT dated 15 July 2015 and directing that the UBL shares shall not be dealt with until further orders. Subsequently, DHN was joined in the proceedings before the DRT.

Financial statements (continued)

Further, in a separate application filed by the SBI-led consortium before the DRT, on 17 May 2016 the DRT passed another ex-parte order attaching the shares held by Dr Mallya in Watson and directing Watson not to disburse amounts including dividends on shares held by Watson in Orange until further orders of the DRT. DHN and Standard Chartered (who were not named as parties in the above mentioned application filed by the SBI-led consortium) filed applications before the DRT to lift this order.

DHN is continuing to vigorously pursue these matters in order to lift the above DRT orders as part of the efforts for enforcement of the underlying security and recovery of outstanding amounts. Arguments on these matters have been made before the DRT, and the Presiding Officer of the DRT has not yet issued orders. Diageo believes that the existence of any prior rights or dispute in relation to the security would be in breach of representations and warranties given by Dr Mallya to Standard Chartered at the time the security was granted and further believes that Dr Mallya’s filing of the memorandum with the tribunal in relation to the UBL shares and his failure to object to the order for status quo in that regard are breaches of his obligations to Standard Chartered.

Under the terms of the guarantee and as a matter of law, there are arrangements to pass on to DHN the benefit of the security package upon payment under the guarantee of all amounts owed to Standard Chartered. Payment under the guarantee has now occurred as described above. Standard Chartered has taken certain recovery steps and is working with DHN in relation to the DRT proceedings.

DHN is actively monitoring the security package and is discussing with Standard Chartered steps to continue enforcement against the background of the DRT proceedings described above as well as in relation to the other elements of the security package. DHN’s ability to assume or enforce security over some elements of the security package is also subject to regulatory consent. It is not at this stage possible to determine whether such consent would be forthcoming. In addition, DHN has the benefit of a counter-indemnity from Watson in respect of payments in connection with the guarantee.

The agreement with Dr Mallya referenced in paragraph (d) below does not impact the security package, which includes shares in UBL and Watson’s interest in Orange, the joint venture that owns the F1 team. Watson remains liable for all amounts paid pursuant to the guarantee. DHN is entitled to the benefit of the security package underlying the facility and the security providers have undertaken to take all necessary actions in that regard.

(b) Thalidomide litigation

In June 2014, claims forms alleging product liability and negligence for injuries arising from the consumption of thalidomide were filed in the High Court in London against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grünenthal GmbH, the developer of the drug (not a member of the group). On 4 December 2014 these claims forms were served by lawyers acting for the claimants. Since then the proceedings in respect of the 28 individuals that have now issued claims in the United Kingdom have been stayed until 30 September 2016 while discussions are ongoing between Diageo and the claimants’ lawyers.

Diageo is unable to meaningfully quantify the possible loss or range of loss to which these lawsuits may give rise. Distillers Company (Biochemicals) Limited distributed thalidomide in the United Kingdom for a period in the late 1950s and early 1960s.

Diageo has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support. A scheduled periodic review of Diageo’s financing of the UK Thalidomide Trust will be undertaken during the year ending 30 June 2017.

(c) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction

(i) On 4 July 2013 Diageo completed its acquisition, under a share purchase agreement with UBHL and various other sellers (the SPA), of 21,767,749 shares (14.98%) in USL for a total consideration of INR 31.3 billion (£349 million), including 10,141,437 shares (6.98%) from UBHL. The SPA was signed on 9 November 2012 and was part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Through a series of further transactions, as of 2 July 2014, Diageo has a 54.78% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

Financial statements (continued)

Prior to the acquisition from UBHL on 4 July 2013, the High Court had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.

Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the 20 December Order). Following the 20 December Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the 20 December Order.

On 10 February 2014, the Supreme Court of India issued an order giving notice in respect of the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter in the Supreme Court. Following a number of adjournments, the next hearing date for the SLPs (in respect of which leave has since been granted and which have been converted to civil appeals) is yet to be fixed.

In separate proceedings, various winding-up petitions against UBHL have been admitted by the High Court. These petitions and certain related proceedings have been progressing through the High Court since closing of the UBHL Share Sale. Following earlier adjournments there is currently no fixed date for the next hearing of the various winding-up proceedings.

Diageo continues to believe that the acquisition price of INR 1,440 paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 10,141,437 USL shares acquired from UBHL. Diageo believes it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.

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

(ii) Separately, Diageo’s contractual rights in relation to the acquisition of an additional 3,459,090 USL shares (representing 2.38% of the share capital of USL) under the SPA from the USL Benefit Trust have not been capable of completion. Currently certain lenders to USL are refusing to release security that they hold over those shares notwithstanding that they have been repaid in full. USL filed a petition against such lenders before the High Court for release of the security and the High Court granted a stay order in favour of USL in December 2015 restraining the lenders from dealing with the 3,459,090 pledged USL shares until further order of the High Court. As previously disclosed, while those shares are held by the USL Benefit Trust pending any sale, they are subject to an undertaking that the trustees would only vote the shares at the direction of USL.

(iii) Diageo has notified UBHL and its subsidiary, KFinvest, of certain claims that it believes it has against such parties under the SPA in relation to the matters revealed by the Initial Inquiry described in paragraph (d) below, including under provisions requiring the discharge of inter-group balances and also as a result of the non-disclosure of these matters to it during the due diligence exercise that preceded the Original USL Transaction. Diageo also believes that it may have additional claims against those parties under the SPA in relation to the matters revealed by the Additional Inquiry described in paragraph (d) below.

Financial statements (continued)

(d) USL internal inquiries, resignation of Dr Vijay Mallya from USL and related matters

In a notice to the Indian stock exchange dated 4 September 2014, USL announced that its Board of Directors had directed an inquiry into certain matters referred to in USL’s financial statements and the qualified auditor’s report for the year ended 31 March 2014 (the Initial Inquiry). The transactions noted in the Initial Inquiry occurred prior to Diageo gaining significant influence over USL on 4 July 2013 when it completed the transaction to purchase shares in USL to take its aggregate shareholding to 25.02%. USL provided an update on 25 April 2015 in relation to the Initial Inquiry which covered various matters, including certain doubtful receivables, advances and deposits. Additional updates have been provided by USL in subsequent quarterly announcements and most recently in the announcement of their audited financial results on 26 May 2016, in respect of the year ended 31 March 2016.

As previously stated by USL, the Initial Inquiry: (a) revealed that funds involved in many of the commercial transactions covered by the Initial Inquiry were diverted from USL and/or its subsidiaries to certain companies in the UBHL group, including in particular Kingfisher Airlines Limited; (b) prima facie revealed that certain accounting entries appear to have been made and certain transactions entered into on behalf of USL appear to have been undertaken in order to show a lower exposure of USL (and its subsidiaries) to UBHL than that which actually existed at the relevant time; and (c) also identified certain additional parties and matters where documents identified raised concerns as to the propriety of certain underlying commercial transactions with counterparties referred to in the notes to USL’s audited accounts for the year ended 31 March 2014. The Initial Inquiry suggested that the manner in which these various transactions were conducted, prima facie, indicates various improprieties and potential violations of provisions, inter alia, of the Indian Companies Act, 1956 and the listing agreements signed by USL with various stock exchanges in India on which its securities are listed.

USL has recorded provisions in an aggregate amount of approximately INR 6,712 million (£75 million) with respect to (a) above, and in an aggregate amount of approximately INR 2,368 million (£26 million) with respect to (c) above. These amounts were fully provided for in the fair value balance sheet consolidated by Diageo on 2 July 2014. Diageo does not expect any further material financial impact on Diageo’s financial results in connection with such transactions. USL made provisions in its financial statements for the two years ended 31 March 2014 and 31 March 2015 in respect of the issues identified by the Initial Inquiry. The audit report on the financial statements of USL for the year ended 31 March 2015 was also qualified in respect of these issues.

The USL board stated in its update of 25 April 2015 that it was not in a position to make any final determination with regard to the position of any individuals involved and therefore directed USL to report the relevant transactions to the authorities as required under applicable law and to provide the Initial Inquiry report to USL’s auditors and other regulators. The USL board also resolved that USL should take the necessary steps to assess USL’s legal position and then take such action as is necessary to recover its funds from the relevant parties to the extent possible. As previously announced by USL on 2 November 2015, USL has been taking steps for recovery of the funds that were identified by the Initial Inquiry to have been diverted from USL and/or its subsidiaries to the extent possible. During the quarter ended 30 September 2015, USL reached a settlement with one of the parties pursuant to which the party withdrew claims amounting to approximately INR 279 million (£3 million), and accordingly a provision of approximately INR 279 million (£3 million) was written back. Additionally, subsequent to the year ended 31 March 2016, USL has signed settlement agreements with certain such parties and based on these settlements has reversed provisions with respect to interest claimed amounting to INR 265 million (£3 million). During the year ended 31 March 2016, based on its assessment of recoverability, USL’s management has written off INR 5,666 million (£63 million) out of the amounts provided for with respect to the relevant parties.

In light of the above, and without making any determination as to fault or culpability, the USL directors noted in the update of 25 April 2015 that they had lost confidence in Dr Mallya continuing in his role as a director and as chairman of USL and therefore the USL board called upon Dr Mallya to resign forthwith as a director and as chairman of the board and step down from his positions in USL’s subsidiaries. The board of USL also resolved that, in the event Dr Mallya declined to step down, it would recommend to the shareholders of USL the removal of Dr Mallya as a director and as chairman of the board. Dr Mallya indicated at the time that he would not tender his resignation.

Diageo is the majority shareholder in USL with a 54.78% holding in USL. As previously announced by Diageo, it had certain contractual obligations to support Dr Mallya continuing as Non-Executive Director and Chairman of USL subject to certain conditions and in the absence of certain defaults. Those matters were agreed on 9 November 2012 as part of a broader shareholders’ agreement and came into effect on 4 July 2013 when Diageo completed the purchase of shares to take its aggregate shareholding in USL to 25.02%.

Financial statements (continued)

Subsequent to its announcement of 25 April 2015, USL provided its Initial Inquiry report and all related materials to Diageo. Diageo announced on 27 April 2015 that it noted the recommendation of the USL board and was considering its position under its agreements with Dr Mallya and UBHL in light of the inquiry report and materials provided to it.

On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL’s subsidiaries. As specified by Diageo in its announcement at that time, these arrangements ended its prior agreement with Dr Mallya regarding his position at USL, therefore bringing to an end the uncertainty relating to the governance of USL, and put in place a five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill arrangement with Dr Mallya. As part of those arrangements, USL, Diageo and Dr Mallya agreed a mutual release in relation to matters arising out of the Initial Inquiry and Dr Mallya also agreed not to pursue any claims against Diageo, USL and their affiliates (including under the prior agreement with Diageo). In evaluating entering into such arrangements, Diageo considered the impact of the arrangements on USL and all of USL’s shareholders, and came to the view that the arrangements were in the best interests of USL and its shareholders. Diageo’s agreement with Dr Mallya (the 25 February Agreement) provided for a payment of $75 million (£53 million) to Dr Mallya over a five year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The 25 February Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify DHN and Diageo Finance in respect of any liabilities under the guarantee arrangements described in paragraph (a) above and his personal obligation to indemnify Diageo Finance in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited. $40 million (£28 million) of the $75 million (£53 million) amount was paid on signing of the 25 February Agreement with the balance being payable in equal instalments of $7 million (£5 million) a year over five years, subject to and conditional on Dr Mallya’s compliance with certain terms of the agreement.

On 7 March 2016, a consortium of banks led by SBI obtained an order from the DRT in Bangalore attaching the sum of $75 million (£53 million) payable to Dr Mallya under the 25 February Agreement. The order provides that Dr Mallya is not to draw on that sum, Diageo is not to disburse such sum to Dr Mallya and Diageo is to deposit such sum with the DRT. Diageo filed an affidavit in the DRT on 5 April 2016 explaining that the sum of $40 million (£28 million) was paid on 25 February 2016, prior to the order dated 7 March 2016. Diageo further explained that no sum is presently due and payable by Diageo to Dr Mallya under the terms of the 25 February Agreement, and there can be no certainty that any amount will become due and payable under the terms of the 25 February Agreement in the future because of the conditional nature of the obligation. Diageo’s position is that the order is not currently capable of being performed. Pursuant to an order of the DRT dated 29 April 2016, on 12 May 2016 Diageo and USL filed memos with the DRT furnishing copies of their respective agreements with Dr Mallya. On 16 July 2016, the DRT issued a clarification in relation to its order dated 7 March 2016 (which forms part of that order), stating that: (i) if Diageo is liable to pay any amount under the 25 February Agreement to Dr Mallya, such amount shall be deposited in the DRT under the 7 March order; and (ii) if Diageo is not liable to pay any amount under the 25 February Agreement to Dr Mallya, Diageo does not need to deposit any amount in the DRT.

At the time of the 25 February 2016 announcement, Diageo confirmed that, by virtue of Dr Mallya having been a director of USL, a subsidiary of Diageo, the arrangements described in that announcement, which were required to be aggregated with certain prior transactions and arrangements, constituted a smaller related party transaction within LR11.1.10R of the Listing Rules. Accordingly, Diageo obtained written confirmation from BofA Merrill Lynch, as sponsor, that the terms of the relevant arrangements were fair and reasonable as far as Diageo shareholders were concerned.

As previously announced by USL and as noted above, the Initial Inquiry identified certain additional parties and matters indicating the possible existence of other improper transactions. These transactions could not be fully analysed during the Initial Inquiry and, accordingly, USL, as previously announced, mandated that its Managing Director & CEO conduct a further inquiry into the transactions involving the additional parties and the additional matters to determine whether they also suffered from improprieties (the Additional Inquiry). USL announced the results of the Additional Inquiry in a notice to the Indian Stock Exchange dated 9 July 2016.

Financial statements (continued)

As stated in that announcement, the Additional Inquiry revealed: (a) further instances of actual or potential fund diversions amounting to approximately INR 9,135 million (£102 million) as well as other potentially improper transactions involving USL and its Indian and overseas subsidiaries amounting to approximately INR 3,118 million (£35 million); (b) that these transactions occurred during the period from October 2010 to July 2014, although certain transactions appear to have been initiated prior to that period; and (c) that these improper transactions involved the diversion of funds to certain non-Indian entities in which Dr Mallya appears to have a material direct or indirect interest (including Force India Formula One, Watson Limited, Continental Administrative Services, Modall Securities Limited, Ultra Dynamix Limited and Lombard Wall Corporate Services Inc) as well as certain Indian entities (including, in most cases, Kingfisher Airlines Limited).

The USL board has, in light of these findings, and based on expert advice, directed that copies of the Additional Inquiry report be provided to the relevant authorities and its auditors. The USL board also directed that USL should conduct a detailed review of each indicated case of fund diversion to assess its legal position and then take such action as is necessary to recover its funds from the relevant parties and individuals, to the extent possible. The mutual release in relation to the Initial Inquiry agreed by Diageo and USL with Dr Mallya and announced on 25 February 2016 does not extend to matters arising out of the Additional Inquiry. In addition to the notification sent by Diageo to UBHL and KFinvest in relation to the claims it believes it has against such parties under the SPA in relation to the matters revealed in the Initial Inquiry, as noted in paragraph (c)(iii) above, Diageo also believes it may have claims against UBHL and KFinvest under the SPA in relation to the matters revealed by the Additional Inquiry, including under certain provisions requiring the discharge of inter-group balances and also as a result of the non-disclosure of these matters to it during the due diligence exercise that preceded the Original USL Transaction.

Almost all of the amounts identified in the Additional Inquiry have been previously provided for or expensed in the financial statements of USL or its subsidiaries for prior periods (including by way of provisions made in relation to impairment in the value of or loss on sale of USL’s overseas subsidiaries). USL’s management has recommended to the USL board that a further provision of INR 217 million (£2 million) should be made for the value of certain improper transactions identified by the Additional Inquiry which were not previously expensed or provided for. Based on the information currently available, Diageo believes that no further provisions are required at this stage.

(e) Regulatory notices in relation to USL

Following USL’s earlier updates concerning the Initial Inquiry as well as in relation to the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement, USL and Diageo have received various notices from Indian regulatory authorities, including the Ministry of Corporate Affairs, Serious Fraud Investigation Office, National Stock Exchange, Income Tax Department, Enforcement Directorate, Securities and Exchange Board of India, Bangalore police, Central Excise Intelligence and the Institute of Chartered Accountants of India. Diageo and USL are cooperating fully with the authorities in relation to these matters, and, as noted in paragraph (d) above, USL reported the matters covered by the Initial Inquiry and the Additional Inquiry to the relevant authorities.

Diageo and USL have also received notices from the Securities and Exchange Board of India (SEBI) requesting information in relation to, and explanation of the reasons for, the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement as well as, in the case of USL, in relation to the Initial Inquiry, and, in the case of Diageo, whether such arrangements with Dr Mallya or the Watson backstop guarantee arrangements described in paragraph (a) above were part of agreements previously made with Dr Mallya at the time of the Original USL Transaction announced on 9 November 2012 and the open offer made as part of the Original USL Transaction. Diageo and USL have complied with such information requests and Diageo has confirmed that, consistent with prior disclosures, the Watson backstop guarantee arrangements and the matters described in the 25 February 2016 announcement were not the subject of any earlier agreement with Dr Mallya. In respect of the Watson backstop guarantee arrangements, SEBI issued a further notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending as noted in paragraph (a) above) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction.

Financial statements (continued)

Diageo is clear that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore believes the decision in the SEBI notice to be misconceived and wrong in law and it is taking steps to appeal it.

Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise if determined against Diageo or USL.

(f) SEC Inquiry

Diageo has received requests for information from the US Securities and Exchange Commission (SEC) regarding its distribution in and public disclosures regarding the United States as well as additional context about the Diageo group globally. Diageo is currently responding to the SEC’s requests for information in this matter. Diageo is unable to assess if the inquiry will evolve into further information requests or an enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise.

(g) Other

The group has extensive international operations and is the defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently the defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) are there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

19. COMMITMENTS

(a) Capital commitments

Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at £87 million (2015 – £114 million; 2014 – £162 million).

(b) Operating lease commitments

The minimum lease rentals to be paid under non-cancellable leases, principally in respect of properties, are as follows:

	2016 £ million	2015 £ million
Payments falling due:
Within one year	92	96
Between one and two years	94	70
Between two and three years	81	61
Between three and four years	70	51
Between four and five years	63	51
After five years	407	217

	807	546

On 1 January 2016, Diageo completed the North American wines transaction with Treasury Wine Estates (TWE). As part of this transaction Diageo sub-let the North American vineyards to TWE which continue to be leased from Realty Income Corporation (Realty). The terms of the sub lease to TWE are identical to the principal lease and the future lease commitments are included in finance lease liabilities ($47 million (£36 million)) and operating lease commitments ($541 million (£407 million)). The finance lease receivable from TWE of $47 million (£36 million) is included in other financial assets. If TWE default on their payments Diageo continue to be responsible for the lease payments to Realty. A provision has been charged to non-operating items in the year ended 30 June 2016 for the estimated liability if TWE default on their lease commitments.

Financial statements (continued)

In respect of property not currently utilised the group has entered into sub-leases for which the minimum amount receivable from operating lease is £436 million (2015 – £28 million) under the terms of the contract including the receivable from TWE.

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

Transactions and balances with associates and joint ventures are set out in the table below:

	2016 £ million	2015 £ million	2014 £ million
Income statement items
Sales	31	117	156
Purchases	36	85	89
Balance sheet items
Group payables	5	3	8
Group receivables	2	11	12
Loans payable	6	6	7
Loans receivable	2	2	41
Cash flow items
Loans and equity contributions, net	—	26	25

Other disclosures in respect of associates and joint ventures are included in note 6.

(c) Key management personnel

The key management of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary. They are listed under ‘Board of Directors and Company Secretary’ and ‘Executive Committee’.

	2016 £ million	2015 £ million	2014 £ million
Salaries and short term employee benefits	11	9	9
Annual incentive plan	9	4	2
Non-Executive Directors’ fees	1	1	1
Share-based payments(i)	7	9	13
Post employment benefits(ii)	2	2	2
Termination benefits	2	1	—

	32	26	27

(i)	Time-apportioned fair value of unvested options and share awards.
(ii)	Includes the cash allowance in lieu of pension contributions.

Financial statements (continued)

Non-Executive Directors do not receive share-based payments or post employment benefits. Details are given in the Directors’ remuneration report of the individual Directors’ remuneration and transactions between the group and key management personnel.

(d) Pension plans

The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was £16 million (2015 – £13 million; 2014 – £17 million).

(e) Directors’ remuneration

	2016 £ million	2015 £ million	2014 £ million
Salaries and benefits	2	2	3
Annual incentive plan	2	1	—
Non-Executive Directors’ fees	1	1	1
Share option exercises(i)	—	—	4
Shares vesting(i)	5	5	7
Post employment benefits(ii)	1	1	1

	11	10	16

(i)	Gains on options realised in the year and the benefit from share awards, calculated by using the share price applicable on the date of exercise of the share options and release of the awards.
(ii)	Includes the cash allowance in lieu of pension contributions.

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

	Country of incorporation	Country of operation	Percentage of equity owned(i)	Business description

Subsidiaries

Diageo Ireland	Republic of Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks

Diageo Great Britain Limited	England	Worldwide	100%	Marketing and distribution of premium drinks

Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks

Diageo Brands B.V.	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks

Diageo North America, Inc.	United States	Worldwide	100%	Production, importing, marketing and distribution of premium drinks

United Spirits Limited(ii)	India	India	54.78%	Production, importing, marketing and distribution of premium drinks

Diageo Capital plc(iii)	Scotland	United Kingdom	100%	Financing company for the group

Diageo Finance plc(iii)	England	United Kingdom	100%	Financing company for the group

Diageo Investment Corporation	United States	United States	100%	Financing company for the US group

Mey İçki Sanayi ve Ticaret A.Ş.	Turkey	Turkey	100%	Production, marketing and distribution of premium drinks

Associates

Moët Hennessy SNC(iv)	France	France	34%	Production, marketing and distribution of premium drinks

(i)	All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.
(ii)	Excluding 2.38% owned by the USL Benefit Trust.
(iii)	Directly owned by Diageo plc.
(iv)	French partnership.
(1)	Diageo Finance B.V. (Netherlands) is a wholly-owned finance subsidiary of the group. As at 30 June 2016, there were no outstanding securities issued by Diageo Finance B.V.

Unaudited computation of ratio of earnings to fixed charges

	Year ended 30 June
	2016 £ million	2015 £ million	2014 £ million	2013 £ million	2012 £ million
Earnings
Income before taxes on income, non-controlling interests and discontinued operations	2,858	2,933	2,711	3,057	3,043
Less: Capitalised interest	—	(2)	(4)	(2)	(5)
Less: Share of after tax results of associates and joint ventures	(221)	(175)	(252)	(217)	(229)
Add: Dividend income received from associates	173	183	228	220	190
Add: Fixed charges	623	697	671	758	752

	3,433	3,636	3,354	3,816	3,751

Fixed charges
Finance charges(i)	589	656	629	716	709
Add: Interest capitalised	—	2	4	2	5
Add: One third of rental expense	34	39	38	40	38

	623	697	671	758	752

	ratio	ratio	ratio	ratio	ratio
Ratio	5.5	5.2	5.0	5.0	5.0

(i)	Finance charges for the year ended 30 June 2016 includes a £91 million charge (2015 – £55 million; 2014 – £117 million; 2013 – £151 million; 2012 – £151 million) in respect of fair value adjustments to the group’s derivative instruments.

Additional information for shareholders

Legal proceedings

Information on the legal proceedings is set out in note 18 to the consolidated financial statements.

Related party transactions

Transactions with other related parties are disclosed in note 20 to the consolidated financial statements.

Share capital

Major shareholders

At 29 July 2016, the following substantial interests (3% or more) in the company’s ordinary share capital (voting securities) had been notified to the company.

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital (excluding treasury shares)	Date of notification of interest
BlackRock Investment Management (UK) Limited (indirect holding)(i)	147,296,928	5.89%	3 December 2009
Capital Research and Management Company (indirect holding)	124,653,096	4.99%	28 April 2009

(i)	On 26 January 2016, BlackRock Inc. filed an Amendment to Schedule 13G with the SEC in respect of the calendar year ended 31 December 2015 reporting that 161,879,296 ordinary shares representing 6.4% of the issued ordinary share capital were beneficially owned by BlackRock Inc. and its subsidiaries (including BlackRock Investment Management (UK) Limited).

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

As at the close of business on 29 July 2016, 421,687,933 ordinary shares, including those held through ADSs, were held by approximately 2,769 holders (including ADR holders) with registered addresses in the United States, representing approximately 16.75% of the outstanding ordinary shares (excluding treasury shares). At such date, 105,323,780 ADSs were held by 2,398 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet or Guinness Group ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

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

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar equivalent of the pound sterling price of the ordinary shares on the LSE and, as a result, will affect the market price of the ADSs on the NYSE. In addition, such fluctuations will affect the US dollar amounts received by holders of ADSs on conversion of cash dividends paid in pound sterling on the underlying ordinary shares.

The following table shows, for the periods indicated, the reported high and low middle market quotations (which represent an average of bid and asked prices) for the ordinary shares on the LSE, taken from its Daily Official List, and the highest and lowest daily closing prices for ADSs as reported on the NYSE composite tape.

	Per ordinary share		Per ADS
	High pence	Low pence	High $	Low $
Year ended 30 June
2012	1642	1112	104.00	72.77
2013	2085	1649	126.40	102.48
2014	2137	1768	132.74	115.83
2015	2023	1710	130.41	108.58
2016	2087	1640	121.62	100.98
Three months ended
September 2014	1904	1710	130.41	114.40
December 2014	1981	1710	123.40	109.77
March 2015	2023	1782	121.94	109.08
June 2015	1967	1755	121.95	108.58
September 2015	1950	1640	121.62	102.64
December 2015	1945	1766	116.56	107.17
March 2016	1911	1745	110.09	101.52
June 2016	2087	1748	112.88	100.98
2016 monthly
January	1885	1778	108.35	102.07
February	1911	1745	110.09	101.52
March	1905	1851	108.98	104.84
April	1948	1846	112.23	106.39
May	1894	1818	110.55	106.53
June	2087	1748	112.88	100.98
July	2192	2097	116.99	111.68

At close of business on 29 July 2016, the market prices for ordinary shares and ADSs were 2161 pence and $116.54 respectively.

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

Additional information for shareholders (continued)

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

The following description summarises certain provisions of Diageo’s articles of association (as adopted by special resolution at the Annual General Meeting on 14 October 2009) and applicable English law concerning companies (the Companies Acts), in each case as at 29 July 2016. This summary is qualified in its entirety by reference to the Companies Acts and Diageo’s articles of association.

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

Additional information for shareholders (continued)

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

Additional information for shareholders (continued)

Disclosure of interests in Diageo’s shares

There are no provisions in Diageo’s articles of association whereby persons acquiring, holding or disposing of a certain percentage of Diageo’s shares are required to make disclosure of their ownership percentage, although there are such requirements under the Companies Acts. The basic disclosure requirement under Part 6 of the Financial Services and Markets Act 2000 and Rule 5 of the Disclosure Guidance and Transparency Rules made by the Financial Conduct Authority (successor to the UK Financial Services Authority) imposes a statutory obligation on a person to notify Diageo and the Financial Conduct Authority of the percentage of the voting rights in Diageo he directly or indirectly holds or controls, or has rights over, through his direct or indirect holding of certain financial instruments, if the percentage of those voting rights:

•	reaches, exceeds or falls below 3% and/or any subsequent whole percentage figure as a result of an acquisition or disposal of shares or financial instruments; or
•	reaches, exceeds or falls below any such threshold as a result of any change in the breakdown or number of voting rights attached to shares in Diageo.

The Disclosure Guidance and Transparency Rules set out in detail the circumstances in which an obligation of disclosure will arise, as well as certain exemptions from those obligations for specified persons.

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

Article 19 of the EU Market Abuse Regulation (2014/596) further requires persons discharging managerial responsibilities within Diageo (and their persons closely associated) to notify Diageo of transactions conducted on their own account in Diageo shares or derivatives or certain financial instruments relating to Diageo shares.

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

Repurchase of shares

Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo’s issued share capital. Diageo currently has shareholder authority to buy back up to 251 million ordinary shares during the period up to the next Annual General Meeting. The minimum price which must be paid for such shares is 28 101/108 pence and the maximum price is the higher of (a) 5% above the average market value of the company’s ordinary shares for the five business days preceding the day of purchase and (b) the higher of the price of the last independent trade and the highest current independent purchase bid on the trading venue where the purchase is carried out.

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

Documents on display

The Annual Report on Form 20-F and any other documents filed by the company with the SEC may be inspected at the SEC’s at the reference facilities located at the SEC Headquarters at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities and their copy charges. Filings with the SEC are also available to the public from commercial document retrieval services, and from the website maintained by the SEC at www.sec.gov.

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

For UK tax purposes, this section applies only to persons who are the absolute beneficial owners of their shares or ADSs and who hold their shares or ADSs as investments. It assumes that holders of ADSs will be treated as holders of the underlying ordinary shares. In addition to those persons mentioned above, this section does not apply to holders that are banks, regulated investment companies, other financial institutions or to persons who have or are deemed to have acquired their ordinary shares or ADSs in the course of an employment or trade. This summary does not apply to persons who are treated as non-domiciled and resident in the United Kingdom for the purposes of UK tax law. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, the laws of the United Kingdom and the practice of Her Majesty’s Revenue and Customs, all as currently in effect (or, in the case of the UK taxation of dividends paid to UK-resident individual shareholders on or after 6 April 2016, as currently proposed), as well as on the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income and Capital Gains (the Treaty). These laws are subject to change, possibly on a retroactive basis.

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

Additional information for shareholders (continued)

Dividends

UK taxation

The company will not be required to withhold tax at source when paying a dividend.

Provisions contained in the Finance Bill published by HM Government on 24 March 2016 will, if passed by Parliament, change the tax treatment of dividends in the hands of UK-resident shareholders who are individuals in respect of dividends paid on or after 6 April 2016. Assuming that the relevant provisions are duly enacted, and that the provisions as enacted do not differ in any material respect from the draft provisions published on 24 March 2016, the UK tax treatment of dividends paid on or after 6 April 2016 to UK-resident individuals will be as follows:

•	Dividends will not carry a tax credit. All dividends received by an individual shareholder from the company (or from other sources) will, except to the extent that they are earned through an ISA, self-invested pension plan or other regime which exempts the dividends from tax, form part of the shareholder’s total income for UK income tax purposes and will represent the highest part of that income.
•	A nil rate of income tax will apply to the first £5,000 of taxable dividend income received by an individual shareholder in a tax year (the “Nil Rate Amount”), regardless of what tax rate would otherwise apply to that dividend income.
•	Any taxable dividend income in excess of the Nil Rate Amount will be taxed at a special rate, as set out below. That tax will be applied to the amount of the dividend income actually received by the individual shareholder (rather than to a grossed-up amount).

Where a shareholder’s taxable dividend income for a tax year exceeds the Nil Rate Amount, the excess amount (the “Relevant Dividend Income”) will be subject to income tax:

1.	at the rate of 7.5%, to the extent that the Relevant Dividend Income falls below the threshold for the higher rate of income tax;

2.	at the rate of 32.5%, to the extent that the Relevant Dividend Income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and

3.	at the rate of 38.1%, to the extent that the Relevant Dividend Income falls above the threshold for the additional rate of income tax.

Shareholders within the charge to UK corporation tax which are small companies (for the purposes of the UK taxation of dividends) will not generally be subject to tax on dividends from the company. Other shareholders within the charge to UK corporation tax will not be subject to tax on dividends from the company as long as the dividends fall within an exempt class and certain conditions are met. In general, dividends paid on shares that are ordinary share capital for UK tax purposes and are not redeemable and dividends paid to a person holding less than 10% of the issued share capital of the payer (or any class of that share capital) are examples of dividends that fall within an exempt class.

US taxation

Under the US federal income tax laws, and subject to the passive foreign investment company (PFIC), rules discussed below, the gross amount of any dividend paid to a US holder by Diageo in respect of its ordinary shares or ADSs out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) is subject to US federal income taxation.

Dividends paid to a non-corporate US holder that constitute qualified dividend income will be taxed at the preferential rates applicable to long term capital gains, provided that the ordinary shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by Diageo with respect to its ordinary shares or ADSs generally will be qualified dividend income to US holders that meet the holding period requirement. Under UK law, dividends paid by the company are not subject to UK withholding tax. Therefore, the US holder will include in income for US federal income tax purposes the amount of the dividend received, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

Additional information for shareholders (continued)

The dividend must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the United States, and, depending on the US holder’s circumstances, will generally either be ‘passive’ or ‘general’ income for purposes of computing the foreign tax credit, if allowable, to a US holder. The amount of the dividend distribution that must be included in income of a US holder will be the US dollar value of the pounds sterling payments made, determined at the spot pounds sterling/US dollar foreign exchange rate on the date the dividend distribution is included in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as capital gain. However, Diageo does not expect to calculate earnings and profits in accordance with US federal income tax principles. Accordingly, a US holder should expect to generally treat distributions Diageo makes as dividends.

Taxation of capital gains

UK taxation

A citizen or resident (for tax purposes) of the United States who has at no time been resident in the United Kingdom will not be liable for UK tax on capital gains realised or accrued on the sale or other disposal of ordinary shares or ADSs, unless the ordinary shares or ADSs are held in connection with a trade or business carried on by the holder in the United Kingdom through a UK branch, agency or a permanent establishment. A disposal (or deemed disposal) of shares or ADSs by a holder who is resident in the United Kingdom may, depending on the holder’s particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK tax on capital gains.

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

PFIC rules

Diageo believes that ordinary shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If treated as a PFIC, gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. Instead, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, US holders would be treated as if the holder had realised such gain and certain ‘excess distributions’ pro-rated over the holder’s holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain or distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a holder’s ordinary shares or ADSs will be treated as stock in a PFIC if Diageo were a PFIC at any time during the holding period in a holder’s ordinary shares or ADSs. In addition, dividends received from Diageo will not be eligible for the special tax rates applicable to qualified dividend income if Diageo is a PFIC (or is treated as a PFIC with respect to the holder) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Additional information for shareholders (continued)

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

UK stamp duty and stamp duty reserve tax

Stamp duty or stamp reserve tax (SDRT) is no longer imposed where new underlying ordinary shares are issued into the Depository system, following the case of HSBC Holdings plc and Vidacos Nominees Limited v Commissioners for HMRC. Stamp duty or stamp reserve tax (SDRT) is still imposed upon the transfer of an existing underlying ordinary share to the Depositary, generally at the higher rate of 1.5% of the consideration for the transfer. The Depositary will pay the stamp duty or SDRT but will recover an amount in respect of such tax from the initial holders of ADSs. No UK stamp duty will be payable on the acquisition or transfer of ADSs in practice, provided that the instrument of transfer is not executed in the United Kingdom and remains at all times outside the United Kingdom. Furthermore, an agreement to transfer ADSs in the form of ADRs will not give rise to a liability to SDRT.

Purchases of ordinary shares will be subject to UK stamp duty, or SDRT as the case may be, at the rate of 0.5% of the price payable for the ordinary shares at the time of the transfer. However, where ordinary shares being acquired are transferred direct to the Depositary’s nominee, the only charge will generally be the higher charge of 1.5% of the price payable for the ordinary shares so acquired. Any stamp duty payable (as opposed to SDRT) is rounded up to the nearest £5. No stamp duty (as opposed to SDRT) will be payable where an instrument of transfer is executed and the amount or value of the consideration is (and is certified to be) £1,000 or less. Stamp duty or SDRT is usually paid or borne by the purchaser.

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

DIAGEO plc
(REGISTRANT)

/s/ K Mikells
Name: K Mikells

Title: Chief Financial Officer

9 August 2016

Additional information for shareholders (continued)

Exhibits

1.1	Articles of Association of Diageo plc (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K (File No. 001-10691) filed with the Securities and Exchange Commission on 15 October 2009).
2.1	Indenture, dated as of 3 August 1998, among Diageo Capital plc, Diageo plc and The Bank of New York Mellon (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-8874) filed with the Securities and Exchange Commission on 24 July 1998 (pages 365 to 504 of paper filing)).(i)
2.2	Indenture, dated as of 1 June 1999, among Diageo Investment Corporation, Diageo plc and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 November 2001 (pages 241 to 317 of paper filing)).(i)
2.3	Indenture, dated as of 8 December 2003, among Diageo Finance B.V., Diageo plc and The Bank of New York Mellon (incorporated by reference to Exhibit 1 to the Report on Form 6-K (File No. 001-10691) filed with the Securities and Exchange Commission on 9 December 2003).(i)
4.1	Service Agreement, dated 1 October 2015, between Diageo plc and Kathryn Mikells.
4.2	Service Agreement, dated 7 May 2013, between Diageo plc, Diageo North America, Inc. and Ivan Menezes (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 12 August 2013).
4.3	Letter of Agreement, dated 19 July 2007, between Diageo plc and Dr Franz B. Humer (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.4	Form of Service Agreement for Diageo plc’s executives in the United Kingdom, dated as of 1 July 2006 (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 17 September 2007).
4.5	Form of Service Agreement for Diageo plc’s executives in the United States, dated as of 1 July 2006 (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 17 September 2007).
4.6	Form of Service Agreement for Diageo plc’s executives in the United Kingdom, in use as of July 2015 (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 11 August 2015).
4.7	Form of Service Agreement for Diageo plc’s executives in the United States, in use as of July 2015 (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 11 August 2015).
4.8	Diageo 2010 Sharesave Plan, dated 14 October 2010 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-169934) filed with the Securities and Exchange Commission on 14 October 2010).
4.9	Diageo 2001 Share Incentive Plan, dated 14 October 2010 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-169934) filed with the Securities and Exchange Commission on 14 October 2010).
4.10	Rules of the Diageo plc 2009 International Share Match Plan, dated 14 October 2010 (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-169934) filed with the Securities and Exchange Commission on 14 October 2010).
4.11	Diageo plc 2009 Executive Long Term Incentive Plan, dated 14 October 2009 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-162490) filed with the Securities and Exchange Commission on 15 September 2009).
4.12	Diageo plc 2009 Discretionary Incentive Plan, dated 14 October 2009 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-162490) filed with the Securities and Exchange Commission on 15 September 2009).
4.13	Diageo plc 2008 Performance Share Plan, dated as of 15 October 2008 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-154338) filed with the Securities and Exchange Commission on 16 October 2008).
4.14	Diageo plc 2008 Senior Executive Share Option Plan, dated as of 15 October 2008 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-154338) filed with the Securities and Exchange Commission on 16 October 2008).
4.15	Diageo plc Senior Executive Share Option Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.16	Diageo plc Executive Share Option Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).

Additional information for shareholders (continued)

4.17	Diageo plc Associated Companies Share Option Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.18	Diageo plc Long Term Incentive Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.19	Diageo plc 1998 United States Employee Stock Purchase Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.20	Diageo plc 2007 United States Employee Stock Purchase Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.21	Diageo plc UK Sharesave Scheme 2000, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.22	Addendum to Form of Service Agreement for Diageo plc’s executives in the United States (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.23	Diageo plc Associated Companies Share Incentive Plan, dated as of 23 August 2011 (incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 5 September 2012).
4.24	Diageo plc Long Term Incentive Plan, dated as of 18 September 2014 (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-206290) filed with the Securities and Exchange Commission on 11 August 2015).
4.25	Letter of Agreement, dated 12 May 2016, between Diageo plc and Mr. Javier Ferran.
6.1	Description of earnings per share (included in the section ‘How we measure performance: Key performance indicators’ on pages 23-24 of this Annual Report on Form 20-F).
7.1	Description of unaudited computation of ratio of earnings to fixed charges (included on page 271 of this Annual Report on Form 20-F).
8.1	Principal group companies (included in note 21 to the consolidated financial statements on page 270 of this Annual Report on Form 20-F).
12.1	Certification of Ivan Menezes filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Kathryn Mikells filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of Ivan Menezes furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
13.2	Certification of Kathryn Mikells furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
15.2	Consent of KPMG LLP, independent registered public accounting firm.

(i)	Pursuant to an Agreement of Resignation, Appointment and Acceptance dated 16 October 2007 by and among Diageo plc, Diageo Capital plc, Diageo Finance BV, Diageo Investment Corporation, The Bank of New York and Citibank NA, The Bank of New York Mellon has become the successor trustee to Citibank NA under Diageo’s indentures dated 3 August 1998, 8 December 2003 and 1 June 1999.

Additional information for shareholders (continued)

Cross reference to Form 20-F

Item	Required item in Form 20-F	Page(s)
Part I
1.	Identity of directors, senior management and advisers	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key information
	A. Selected financial data	8-11
	B. Capitalization and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	39-45
4.	Information on the company
	A. History and development of the company	5, 13-15, 48-50, 55-57, 81, 89-90, 223-228, 258-259, 267-268
	B. Business overview	5, 13-17, 60-79, 92-109, 207-210
	C. Organizational structure	270
	D. Property, plants and equipment	13-14, 60, 63, 67, 70, 73, 213-216, 233-234
4A.	Unresolved staff comments	Not applicable
5.	Operating and financial review and prospects
	A. Operating results	8-11, 15-17, 35, 48-109, 133-146, 213-217, 235-242, 246-247
	B. Liquidity and capital resources	52, 58-59, 85, 90-91, 110-113, 242-244, 249-256, 267-268
	C. Research and development, patents and licenses, etc.	15
	D. Trend information	5, 32-35
	E. Off-balance sheet arrangements	112
	F. Tabular disclosure of contractual obligations	112
	G. Safe harbor	—
6.	Directors, senior management and employees
	A. Directors and senior management	147-151, 190
	B. Compensation	176-193, 235-242
	C. Board practices	147-149, 152-155, 161-164, 173-176, 190-191
	D. Employees	17, 176, 212
	E. Share ownership	179-184, 187-188, 192, 259-260
7.	Major shareholders and related party transactions
	A. Major shareholders	272
	B. Related party transactions	192, 268-269, 272
	C. Interests of experts and counsel	Not applicable
8.	Financial information
	A. Consolidated statements and other financial information	199-270
	B. Significant changes	—
9.	The offer and listing
	A. Offer and listing details	272-273
	B. Plan of distribution	Not applicable
	C. Markets	272-273
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable

Additional information for shareholders (continued)

Item	Required item in Form 20-F	Page(s)
10.	Additional information
	A. Share capital	Not applicable
	B. Memorandum and articles of association	274-278
	C. Material contracts	174-176, 259-260
	D. Exchange controls	278
	E. Taxation	279-282
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	278
	I. Subsidiary information	Not applicable
11.	Quantitative and qualitative disclosures about market risk	113, 245-253
12.	Description of securities other than equity securities
	A. Debt securities	Not applicable
	B. Warrants and rights	Not applicable
	C. Other securities	Not applicable
	D. American depositary shares	273-274
Part II
13.	Defaults, dividend arrearages and delinquencies	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
15.	Controls and procedures
	A. Disclosure controls and procedures	155
	B. Management’s report on internal control over financial reporting	156-158
	C. Attestation report of the registered public accounting firm	197
	D. Changes in internal control over financial reporting	156-158
16A.	Audit committee financial expert	164
16B.	Code of ethics	156-157
16C.	Principal accountant fees and services	163-164, 211-212
16D.	Exemptions from the listing standards for audit committees	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers	111-112, 257-258
16F.	Change in registrant’s certifying accountant	Not applicable
16G.	Corporate governance	159
16H.	Mine safety disclosure	Not applicable
Part III
17.	Financial statements	Not applicable
18.	Financial statements	See Item 8
19.	Exhibits	284-285

Additional information
	Unaudited computation of ratio of earnings to fixed charges	271
	Glossary of terms and US equivalents	288-289

It is possible to read and copy documents that have been filed by Diageo plc at the reference facilities located at the SEC Headquarters at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities and their copy charges. Filings with the SEC are also available to the public from commercial document retrieval services, and from the website maintained by the SEC at www.sec.gov.

Glossary of terms and US equivalents

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Term used in UK annual report	US equivalent or definition
Associates	Entities accounted for under the equity method
American Depositary Receipt (ADR)	Receipt evidencing ownership of an ADS
American Depositary Share (ADS)	Registered negotiable security, listed on the New York Stock Exchange, representing four Diageo plc ordinary shares of 28 101/108 pence each
Capital redemption reserve	Other additional capital
Company	Diageo plc
CPI	Consumer price index
Creditors	Accounts payable and accrued liabilities
Debtors	Accounts receivable
Employee share schemes	Employee stock benefit plans
Equivalent units	An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. To convert volume of products other than spirits to equivalent units: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10, and certain pre-mixed products classified as ready to drink in nine-litre cases divide by five.
Euro, €, ¢	Euro currency
Exceptional items	Items that, in management’s judgement, need to be disclosed separately by virtue of their size or nature
Excise duty	Tax charged by a sovereign territory on the production, manufacture, sale or distribution of selected goods (including imported goods) within that territory. It is generally based on the quantity or alcohol content of goods, rather than their value, and is typically applied to alcohol products and fuels.
Finance lease	Capital lease
Financial year	Fiscal year
Free cash flow	Net cash flow from operating activities aggregated with net purchase and disposal of property, plant and equipment and computer software and with movements in loans
Freehold	Ownership with absolute rights in perpetuity
GAAP	Generally accepted accounting principles
Group and Diageo	Diageo plc and its consolidated subsidiaries
IFRS	International Financial Reporting Standards as endorsed and adopted for use in the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board
IWSR, Impact Databank, Nielsen, Beverage Information Group and Plato Logic	Information source companies that research the beverage alcohol industry and are independent from industry participants
Net sales	Sales after deducting excise duties
Noon buying rate	Buying rate at noon in New York City for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York
Operating profit	Net operating income
Organic movement	At level foreign exchange rates and after adjusting for exceptional items, acquisitions and disposals for continuing operations

Glossary of terms and US equivalents (continued)

Term used in UK annual report	US equivalent or definition
Own shares	Treasury stock
Pound sterling, sterling, £, pence, p	UK currency
Price/mix	Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.
Profit	Earnings
Profit for the year	Net income
Provisions	Accruals for losses/contingencies
Reserves	Accumulated earnings, other comprehensive income and additional paid in capital
RPI	Retail price index
Ready to drink	Ready to drink products. Ready to drink also include ready to serve products, such as premix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.
SEC	US Securities and Exchange Commission
Share premium	Additional paid in capital or paid in surplus
Shareholders’ funds	Shareholders’ equity
Shareholders	Stockholders
Shares	Common stock
Shares and ordinary shares	Diageo plc’s ordinary shares
Shares in issue	Shares issued and outstanding
Staff costs	Payroll costs
Trade and other payables	Accounts payable and accrued liabilities
Trade and other receivables	Accounts receivable
US dollar, US$, $, ¢	US currency