Form 20-F
period 2017-06-30
DIAGEO PLC
filed 2017-08-08
CIK 835403

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 30 June 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 2,754,467,515 ordinary shares of 28 101/108 pence each.

Indicate by check mark if each registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if each registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 30 June 2017 of Diageo plc (the 2017 Form 20-F).

Contents

5	Introduction
7	Recent trends
8	Historical information

13	Strategic report
13	Business description
13	Our business model
15	Our strategy
21	Our global reach
22	Our brands
23	How we measure performance: key performance indicators
28	Chairman’s statement
31	Chief Executive’s statement
34	Market dynamics
37	Risk factors
46	Cautionary statement concerning forward looking statements

49	Business review
49	Operating results 2017 compared with 2016
83	Operating results 2016 compared with 2015
115	Liquidity and capital resources
117	Contractual obligations and commitments
118	Off-balance sheet arrangements
118	Risk management
118	Critical accounting policies
118	New accounting standards
119	Our role in society
141	Definitions and reconciliation of non-GAAP measures to GAAP measures

155	Governance
155	Board of Directors and Company Secretary
158	Executive Committee
160	Corporate governance report
168	Report of the Audit Committee
172	Directors’ remuneration report
200	Directors’ report

Contents (continued)

203	Financial statements
203	Reports of Independent Registered Public Accounting Firms
205	Consolidated income statement
206	Consolidated statement of comprehensive income
207	Consolidated balance sheet
208	Consolidated statement of changes in equity
209	Consolidated statement of cash flows
210	Notes to the consolidated financial statements
210	Accounting information and policies
212	Results for the year
227	Operating assets and liabilities
247	Risk management and capital structure
263	Other financial information

272	Unaudited computation of ratio of earnings to fixed charges

273	Additional information for shareholders
273	Legal proceedings
273	Related party transactions
273	Share capital
275	American depositary shares
275	Articles of association
279	Exchange controls
280	Documents on display
280	Taxation
283	Warning to shareholders - share fraud
284	Signature
285	Exhibits
287	Cross reference to Form 20-F

290	Glossary of terms and US equivalents

Introduction

Diageo is a global leader in the beverage alcohol industry. Its geographic breadth and range of industry leading brands across categories and price points is unparalleled.

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

This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2017. The information set out in this Form 20-F does not constitute Diageo plc’s statutory accounts under the UK Companies Acts for the years ended 30 June 2017, 2016 or 2015. PricewaterhouseCoopers LLP has reported on the accounts for the years ended 30 June 2017 and 2016, and the group’s former auditor, KPMG LLP has reported on the accounts for the year ended 30 June 2015; their respective audit reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the accounts for the years ended 30 June 2017, 2016 or 2015. The accounts for 2016 and 2015 have been delivered to the registrar of companies for England and Wales and those for 2017 will be delivered in due course.

This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. For more details, please refer to the cautionary statement concerning forward-looking statements on pages 46-48.

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

Diageo’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB. Unless otherwise indicated, all financial information contained in this document has been prepared in accordance with IFRS.

Information presented

Organic movements and organic operating margins are before exceptional items. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to value share. For a definition of organic movement and reconciliations of non-GAAP measures to GAAP measures see page 141.

The brand ranking information presented in this report, when comparing information with competitors, reflects data published by sources such as Impact Databank. Market data information and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates.

Introduction (continued)

Disclosures not incorporated by reference

The following pages and sections of the Annual Report of Diageo plc for the year ended 30 June 2017 are not incorporated by reference into this report on Form 20-F and are furnished to the SEC for information only:

•	Disclosures under the headings ‘Values’, ‘Broad portfolio’, ‘Global reach’, ‘Our role in society’, ‘Financial strength’, ‘Efficient supply and procurement’, ‘Brilliant execution’, ‘Doing business the right way’, ‘We produce’, ‘We innovate’, ‘We market’, and ‘We sell’ in the section ‘Strategic report – Our business model’ on pages 13 and 14.
•	Disclosures under the headings ‘Creating a positive role for alcohol in society’, ‘Building thriving communities’, ‘Reducing our environmental impact’, and ‘Highest standards of governance and ethics’ in the section ‘Strategic report – Our strategy on page 16.
•	Disclosures included under the titles ‘Number of responsible drinking programs (%)’, ‘Water withdrawal (%)’, ‘Carbon emission (%)’ and ‘Number of employees (%)’ in the section ‘Strategic report – Our global reach – Diageo reports as five regions’ on page 21.
•	Disclosures on pages 25 and 27 in the section ‘Strategic report – How we measure performance: key performance indicators’ of non-financial key performance indicators.
•	Disclosures under the heading ‘Our role in society’ in the Chairman’s statement on page 29.
•	Disclosures under the heading ‘Our role in society’ in the Chief Executive’s statement on pages 32 and 33.
•	Disclosures included under the titles ‘Earning trust and respect as part of wider society’, ‘Creating a positive role for alcohol in society’, ‘Industry collaboration and partnership to reduce harmful drinking’, ‘Building thriving communities’, ‘Water and environment’ and ‘Diageo sites located in water-stressed areas’ in the section ‘Strategic report – Market dynamics’ on pages 35 and 36.
•	Disclosures included under the titles ‘Sustainability and responsibility’ on pages 62, 65, 69, 73, and 77 in relation to each reporting segment in the Business Review.
•	Disclosures in the section ‘Strategic report – Our role in society’ on pages 119 to 140.

Recent trends

The following comments were made by Ivan Menezes, Chief Executive of Diageo, in Diageo’s preliminary results announcement on 27 July 2017:

“We delivered a strong set of results including broad based improvement in organic net sales and operating profit. Our performance demonstrates the effective delivery of our strategy through disciplined execution of our six priorities put in place four years ago. We have delivered consistent strong performance improvement across all regions and I am pleased with progress in our focus areas of US Spirits, scotch and India.

Our productivity work is delivering ahead of expectations allowing us to reinvest in our brands, drive margin improvement and generate consistent strong cash flow. Through productivity we have embedded an everyday efficiency mind set in the business and with improved data and insight we are making faster, smarter decisions on investment choices.

Diageo is a strong company today and we are confident in our ability to deliver sustainable growth. We are raising our productivity goal to £700 million with two thirds being reinvested in the business. We continue to expect mid-single digit top line growth, and we are raising our operating margin expansion objective to 175bps over the three years ending 30 June 2019.

Following three years of consistently improving cash flow generation the Board has approved a share buyback programme of up to £1.5 billion in F18.”

Historical information

The following tables present selected consolidated financial data for Diageo for the five years ended 30 June 2017 and as at the respective year ends. The data presented below for the five years ended 30 June 2017 and the respective year ends has been derived from Diageo’s consolidated financial statements, audited by Diageo’s independent auditor, PricewaterhouseCoopers LLP for the two years ended 30 June 2017. The group’s former auditor, KPMG LLP (KPMG) reported on the financial statements for the three years ended 30 June 2015.

Income statement data	Year ended 30 June
	2017 £ million	2016 £ million	2015 £ million	2014 £ million	2013 £ million
Sales	18,114	15,641	15,966	13,980	15,276
Excise duties	(6,064)	(5,156)	(5,153)	(3,722)	(3,973)

Net sales	12,050	10,485	10,813	10,258	11,303
Cost of sales	(4,680)	(4,251)	(4,610)	(4,029)	(4,416)

Gross profit	7,370	6,234	6,203	6,229	6,887
Marketing	(1,798)	(1,562)	(1,629)	(1,620)	(1,769)
Other operating expenses	(2,013)	(1,831)	(1,777)	(1,902)	(1,738)

Operating profit	3,559	2,841	2,797	2,707	3,380
Non-operating items	20	123	373	140	(83)
Net interest and other financial charges	(329)	(327)	(412)	(388)	(457)
Share of after tax results of associates and joint ventures	309	221	175	252	217

Profit before taxation	3,559	2,858	2,933	2,711	3,057
Taxation	(732)	(496)	(466)	(447)	(507)

Profit from continuing operations	2,827	2,362	2,467	2,264	2,550
Discontinued operations	(55)	—	—	(83)	—

Profit for the year	2,772	2,362	2,467	2,181	2,550

Weighted average number of shares	million	million	million	million	million
Shares in issue excluding own shares	2,512	2,508	2,505	2,506	2,502
Dilutive potential ordinary shares	11	10	12	11	15

	2,523	2,518	2,517	2,517	2,517

Per share data	pence	pence	pence	pence	pence
Dividend per share	62.2	59.2	56.4	51.7	47.4
Earnings per share
Basic
Continuing operations	108.2	89.5	95.0	93.0	98.0
Discontinued operations	(2.2)	—	—	(3.3)	—

Basic earnings per share	106.0	89.5	95.0	89.7	98.0

Diluted
Continuing operations	107.7	89.1	94.6	92.6	97.4
Discontinued operations	(2.2)	—	—	(3.3)	—

Diluted earnings per share	105.5	89.1	94.6	89.3	97.4

Historical information (continued)

Balance sheet data

	As at 30 June
	2017 £ million	2016 £ million	2015 £ million	2014 £ million	2013 £ million
Non-current assets	20,196	19,639	18,134	15,495	16,481
Current assets	8,652	8,852	7,670	7,469	8,510

Total assets	28,848	28,491	25,804	22,964	24,991

Current liabilities	(6,660)	(6,187)	(5,290)	(4,851)	(5,519)
Non-current liabilities	(10,160)	(12,124)	(11,258)	(10,523)	(11,384)

Total liabilities	(16,820)	(18,311)	(16,548)	(15,374)	(16,903)

Net assets	12,028	10,180	9,256	7,590	8,088

Share capital	797	797	797	797	797
Share premium	1,348	1,347	1,346	1,345	1,344
Other reserves	2,693	2,625	1,994	2,243	3,154
Retained earnings	5,475	3,761	3,634	2,438	1,741

Equity attributable to equity shareholders of the parent company	10,313	8,530	7,771	6,823	7,036
Non-controlling interests	1,715	1,650	1,485	767	1,052

Total equity	12,028	10,180	9,256	7,590	8,088

Net borrowings	(7,892)	(8,635)	(9,527)	(8,850)	(8,403)

Notes to the historical information

1. Accounting policies The consolidated financial statements for the five years ended 30 June 2017 have been prepared in accordance with IFRS. The IFRS accounting policies applied by the group to prepare the financial information in this document are disclosed in the notes to the consolidated financial statements.

Historical information (continued)

2. Exceptional items Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements. An analysis of exceptional items is as follows:

	Year ended 30 June
	2017 £ million	2016 £ million	2015 £ million	2014 £ million	2013 £ million
Items included in operating profit
Competition authority investigation in Turkey	(33)	—	—	—	—
Customer claim in India	(32)	—	—	—	—
Disengagement agreements relating to United Spirits Limited	23	(49)	—	—	—
Brand, goodwill and tangible asset impairment	—	(118)	—	(264)	(50)
Restructuring programmes	—	—	(82)	(163)	(69)
Korea settlement	—	—	(146)	—	—
Associate impairment	—	—	(41)	—	—
Pension changes – past service credits	—	—	—	—	20

	(42)	(167)	(269)	(427)	(99)

Non-operating items
Gains/(losses) on sale of businesses	20	215	247	—	(83)
Step up gains	—	—	156	140	—
Other non-operating items	—	(92)	(30)	—	—

	20	123	373	140	(83)

Items included in taxation
Tax credit on exceptional operating items	11	7	51	99	27
Tax on sale of businesses	(7)	49	—	—	28

	4	56	51	99	55

Exceptional items in continuing operations	(18)	12	155	(188)	(127)
Discontinued operations net of taxation (note 3)	(55)	—	—	(83)	—

Exceptional items	(73)	12	155	(271)	(127)

3. Discontinued operations In the year ended 30 June 2017 discontinued operations of £55 million, net of £9 million deferred tax comprise additional amounts payable to the UK Thalidomide Trust following an agreement reached in December 2016, updates to the discount and inflation rates applied to the existing thalidomide provision and legal costs. In the year ended 30 June 2014 discontinued operations comprised a charge after tax of £83 million, net of £8 million deferred tax, in respect of the settlement of thalidomide litigation in respect of claimants in Australia and New Zealand and anticipated future payments to the UK Thalidomide Trust.

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

		Year ended 30 June
		2017	2016	2015	2014	2013
		pence	pence	pence	pence	pence
Per ordinary share	Interim	23.70	22.60	21.50	19.70	18.10
	Final	38.50	36.60	34.90	32.00	29.30

	Total	62.20	59.20	56.40	51.70	47.40

		$	$	$	$	$

Per ADS	Interim	1.18	1.27	1.28	1.31	1.10
	Final	2.02	1.85	2.14	2.06	1.89

	Total	3.20	3.12	3.42	3.37	2.99

Note: Subject to shareholders’ approval the final dividend for the year ended 30 June 2017 will be paid on 5 October 2017, and payment to US ADR holders will be made on 11 October 2017. In the table above, an exchange rate of £1 = $1.31 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 5 October 2017.

5. Net borrowings Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

6. Share capital There were 2,754 million ordinary share of 28 101/108 pence each in issue with a nominal value of £797 million throughout the five year period ended 30 June 2017.

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

	Year ended 30 June
	2017 $	2016 $	2015 $	2014 $	2013 $
Year end	1.30	1.32	1.57	1.71	1.52
Average rate(i)	1.27	1.47	1.57	1.64	1.57

(i)	The average of the noon buying rates on the last business day of each month during the year ended 30 June.

Historical information (continued)

The following table shows period end, high, low and average US dollar/pound sterling noon buying exchange rates by month, for the six month period to 28 July 2017, expressed in US dollars per £1. The information in respect of the month July is for the period up to and including 28 July 2017.

	2017
	July	June	May	April	March	February
	$	$	$	$	$	$
Month end	1.31	1.30	1.29	1.29	1.25	1.24
Month high	1.31	1.30	1.30	1.29	1.26	1.26
Month low	1.29	1.26	1.28	1.24	1.22	1.24
Average rate(i)	1.31	1.28	1.29	1.26	1.23	1.25

(i)	The average of the noon buying rates on each business day of the month.

The noon buying exchange rate as at 28 July 2017 was £1 = $1.31.

These rates have been provided for information only. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the consolidated financial statements. See note 1 to the consolidated financial statements for the actual rates used in the preparation of the consolidated financial statements.

Strategic report

Business description

Our business model

Diageo is a global leader in beverage alcohol with iconic brands across spirits and beer. We truly understand the consumer and have world-class marketing and innovation skills to build powerful brands that play a positive role in society.

Our organisation is structured into a market-based business model, applying country-specific strategies to meet consumer and customer needs.

Our business model enables us to identify and act on consumer trends early and deliver sustainable performance.

We do this by identifying and executing against the most valuable growth opportunities, using our global expertise to supply our brands efficiently and effectively, and sourcing and producing locally where optimal to do so.

We aim to deliver returns for shareholders, while creating value for our customers and employees. In everything we do, we set out to make a positive contribution to society.

Global leader

Values

Passionate about customers and consumers; be the best; freedom to succeed; proud of what we do; valuing each other.

Broad portfolio

Across categories, brands and price points. Our markets draw on a portfolio of global and local brands to best meet their consumer and customer needs.

Global reach

180 countries; we have a leading position in the geographies that will generate most of the medium-term industry growth and have broad reach in key markets, the United States and Europe.

Our role in society

Passionate about ensuring alcohol plays a positive role in society. Increasing access to opportunity to support thriving communities and reducing our environmental impact.

Financial strength

Strong financial returns and consistent financial performance.

Efficient supply and procurement

High-quality manufacturing and environmental standards.

Brilliant execution

Cutting-edge consumer insights and marketing, scalable innovation, and valuable winning relationships with our customers through distribution and sales.

Business description (continued)

Strength through global reach and iconic brands

We build global brands alongside local stars. These brands have broad consumer appeal across geographies to meet demand now and in the future.

Doing business the right way

For us, standards are everything, from how we produce and market our brands, to how we innovate and sell, and in governance and ethics as set out in our Code of Business Conduct.

We produce	We innovate	We market	We sell
We are committed to efficient, sustainable production to the highest quality standards.	Led by consumer insights, we unlock new opportunities through our recruit, re-recruit, disrupt approach.	We invest in world-class marketing to build our brands, focused on programmes which recruit and re-recruit consumers responsibly.	We work to extend our sales reach by ensuring our products are available where people want them and by delivering memorable consumer experiences.

Key highlights

Brands	Employees
200+	30,400

Production sites	Countries
143	180

Agile business model

Market-based

•	Consumer insights: Our in-market teams are able to identify trends more accurately and quickly, delivering more locally relevant solutions.

•	Portfolio strategy: We have the flexibility to select the best portfolio of brands to capture the unique consumer opportunity in each market, and then to invest directly against the most valuable growth opportunities.

•	Supply resources: Our markets are designated as import markets; import and third party production markets; or import and local-owned production markets.

Global functions

Our markets are supported by a global structure and shared services designed to drive efficiency, share best practice, impart knowledge and help build capability at a local level, as well as set the standards for governance of controls, compliance and ethics.

Our people

We want all our employees around the world to reach their full potential and play their part in the success of our business. To achieve this we have created a diverse and inclusive culture, with shared values and a common purpose.

Business description (continued)

Our strategy

Growth in the spirits category is being driven by population and income growth, and the increasing penetration of spirits in emerging markets. We aim to grow our participation in international premium spirits.

Our strategy is to support premiumisation in developed markets and increase our spirits participation in emerging markets through categories that give us access to the growing middle class consumer.

To support this, we participate in both beer and mainstream spirits selectively where it delivers organisational scale and distribution reach, allows consumers to access our brands at affordable price points and to shape responsible drinking trends in markets where international premium spirits is an emerging category.

Our broad portfolio means we have leading positions across many of our markets, enabling us to serve consumer occasions with our brands, across price points.

Everywhere we operate, we do so in a responsible and sustainable way.

Our strategy is delivered through

Six executional priorities

Keep premium core vibrant

Our premium core brands account for roughly two thirds of Diageo’s net sales. Ensuring we have a vibrant premium core is therefore critical to our overall performance.

Increase participation in mainstream spirits

Mainstream spirits is a sizeable and growing opportunity. We have rapidly invested in mainstream spirits and now have a strong foundation from which to drive growth.

Continue to win in reserve

We build our reserve brands by ensuring they are available in the most influential accounts and build their reputation with the bartenders and consumers who set trends.

Drive innovation at scale

We build on our existing brands, fulfil new consumer occasions and create the brands of tomorrow with a focus on scale and speed.

Build an advantaged route to consumer

Consumers are at the heart of our business; using insights we ensure we understand where we invest our resources and that our brands show up consistently.

Embed productivity to drive out costs and invest in growth

We are focused on everyday efficiency, effectiveness and agility to reduce costs and create fuel for our growth.

Business description (continued)

Our sustainability and responsibility priorities and our commitment to governance and ethics

Creating a positive role for alcohol in society

We are committed to alcohol playing a positive role in society with our work to tackle alcohol misuse alongside the industry. We remain focused on delivering the five Global Producers’ Commitments and our own stretching 2020 targets.

Building thriving communities

We want to continue to make Diageo a great, safe and diverse place to work for our people. We want to build sustainable supply chains and create programmes that empower communities and individuals and increase their access to opportunity.

Reducing our environmental impact

We are dependent on the natural resources we share with the communities around us, and with the wider world. We are working to reduce our impact in the areas of water, carbon, packaging, and waste.

Highest standards of governance and ethics

We are constantly looking for ways to strengthen our culture of integrity to help our people make the right choices. For example, within 30 days of joining, all employees complete our Code of Business Conduct training, which sets out our commitment to conducting business in accordance with the laws and regulations to which our activities are subject, in a way that brings to life our purpose and values.

Outcomes of our strategy
① Efficient growth	③ Credibility and trust
② Consistent value creation	④ Motivated people

We measure progress against our strategy using the following financial and non-financial indicators
Organic net sales growth ①	Return on average	Reach and impact of	Carbon emissions ① ③
Organic operating margin	invested capital ②	responsible drinking	Employee
improvement ①	Total shareholder return ②	programmes ③ ④	engagement index ③ ④
Earnings per share before		Health and safety ③ ④
exceptional items ①		Water efficiency ① ③
Free cash flow ①

See our key performance indicators (KPIs) on pages 23-27

Business description (continued)

Production

Diageo owns manufacturing production facilities across the globe, including maltings, distilleries, breweries, packaging plants, maturation warehouses, cooperages and distribution warehouses. Diageo’s brands are also produced at plants owned and operated by third parties and joint ventures at a number of locations throughout the world.

Diageo has been investing over the last few years in a number of restructuring programmes to increase the efficiency of its supply operations. This has resulted in improvements and changes in the group’s supply operations principally in North America, Scotland and Ireland.

Capacity

The locations, principal activities, products, packaging production capacity and packaging production volume of Diageo owned principal production centres in the year ended 30 June 2017 are as follows:

Location	Principal products	Production capacity in millions of equivalent units (i)	Production volume in 2017 in millions of equivalent units
United Kingdom (Spirits)	Scotch whisky, gin, vodka, rum, ready to drink	96	52
UK, Ireland (Guinness)	Beer	8	7
Ireland (Baileys)	Irish cream liqueur	12	7
Italy (Santa Vittoria)	Vodka, rum, ready to drink	11	4
Turkey	Raki, vodka, gin, liqueur, wine	8	5
United States, Canada, US Virgin Islands	Vodka, gin, tequila, rum, Canadian whisky, American whiskey, progressive adult beverages, ready to drink	50	35
Brazil	Cachaça, vodka	10	7
Mexico	Tequila	1	1
Australia	Rum, vodka, ready to drink	4	2
Singapore	Finishing centre	7	1
India	Rum, vodka, whisky, scotch, brandy, gin, wine	60	42
Nigeria	Beer	7	6
South Africa	Spirits and ready to drink	4	4
East Africa (Uganda, Kenya, Tanzania)	Beer and spirits	13	11
Africa Regional Markets (Ethiopia, Cameroon, Ghana, Seychelles)	Beer	8	4

(i)	Capacity represents ongoing production capacity. The production capacities quoted in the table are based on Diageo owned actual production levels for the year ended 30 June 2017 adjusted for the elimination of unplanned losses and inefficiencies. In addition, Diageo has third-party production arrangements with manufacturing facilities including brewers and co-packing partners licensed to produce Diageo brands

Spirits

Spirits are produced in distilleries located worldwide. The group owns 29 Scotch whisky distilleries in Scotland, two whisk(e)y distilleries in Canada and two in the United States. Diageo produces Smirnoff internationally. Ketel One and Cîroc vodkas are purchased as finished product from The Nolet Group and Eurowinegate, respectively. Gin distilleries are located in both the United Kingdom and the United States. Baileys is produced in the Republic of Ireland and Northern Ireland. Rum is blended and bottled in the United States, Canada, Italy and the United Kingdom, and is distilled and blended in the US Virgin Islands and in Australia, Venezuela and Guatemala. Raki is produced in Turkey, Chinese white spirits are produced in Chengdu, in the Sichuan province of China, cachaça is produced in Ceará State in Brazil and Don Julio tequila is produced in Mexico.

Business description (continued)

Diageo’s maturing Scotch whisky is located in warehouses in Scotland (the largest at Blackgrange holding approximately 50% of the group’s maturing Scotch whisky), its maturing Canadian whisky in La Salle and Gimli in Canada and its maturing American whiskey in Kentucky and Tennessee in the United States. In May 2014 the company announced its intention to invest approximately $115 million (£73 million) over three years to build a distillery and six barrel storage warehouses in Shelby County, Kentucky. The new distillery commenced operations at the end of calendar year 2016.

Diageo owns a controlling equity stake in United Spirits Limited (USL) which is the leading alcoholic beverage company in India selling 82 million equivalent cases of Indian Made Foreign Liquor (IMFL). USL operates 23 owned manufacturing units in India and Nepal and leases one manufacturing facility in India. USL and Diageo brands are also produced under licence by third-parties in 36 manufacturing units in India. USL also operates spirit distillation plants for neutral alcohol, malt spirit, grape spirit and rum spirit with accompanying maturation facilities. USL has many leading Indian brands such as McDowell’s (Indian whisky, rum and brandy), Black Dog (scotch), Signature (Indian whisky), Royal Challenge (Indian whisky) Antiquity (Indian whisky) and Bagpiper (Indian whisky).

Beer

Diageo’s principal brewing facility is at the St James’s Gate brewery in Dublin where the capacity was recently expanded to brew all beers sold in Europe and for global exports. In addition, Diageo has breweries in a number of African countries; Nigeria, Kenya, Ghana, Cameroon, Ethiopia, Tanzania, Uganda and the Seychelles.

Guinness, Guinness Blonde, Kilkenny and Harp are brewed, under licence arrangements, by over 40 third parties across six continents with total volume over 2 million hectolitres supplying some 70 countries worldwide.

Guinness flavour extract is shipped from Ireland to all overseas Guinness brewing operations which use the flavour extract to brew Guinness locally. Guinness is transported to Great Britain in bulk to the Runcorn facility which carries out the kegging of Guinness Draught.

In January 2017, the company announced its intention to construct a brewing site for Guinness in the United States. It will be a working brewery, open to the public, in Relay, Maryland. The project adds brewing and packaging capacity to reduce costs, mitigate risks and add format flexibility with a consumer interface via an on-site brew pub, tap room and retail store. The project is expected to be completed by March 2018, with a temporary consumer experience in place for the 200th anniversary of the first Guinness export to the United States in October 2017.

Ready to drink

Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, across Africa, Australia, the United States and Canada.

Property, plant and equipment

Diageo owns approximately 96% of the manufacturing, distilling, brewing, bottling and administration facilities it uses across the group’s worldwide operations. It holds approximately 3% of properties on leases in excess of 50 years. The principal production facilities are described above. As at 30 June 2017, Diageo’s land and buildings are included in the group’s consolidated balance sheet at a net book value of £1,180 million. Diageo’s two largest individual facilities, in terms of book value, are the Leven bottling, blending and warehousing facility in Scotland and St James’s Gate brewery in Dublin. Approximately 35% of the net book value of Diageo’s land and buildings are properties located in Great Britain, 11% in Ireland, 15% in the United States and 12% in India.

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

Business description (continued)

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

In beer, Diageo competes globally as well as on a regional and local basis (with the profile varying between regions) with several competitors, including AB InBev, Heineken, Molson Coors and Carlsberg.

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

In the year ended 30 June 2017, the group’s research and development expenditure amounted to £33 million (2016 — £28 million; 2015 — £26 million), representing principally the cost of developing new products, from idea generation through to full product development. Research and development expenditure is generally written off in the year in which it is incurred.

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

Business description (continued)

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

Spirits, beer and wine are also regulated in distribution. In many countries, alcohol may only be sold through licensed outlets, both on and off trade, varying from government or state operated monopoly outlets (for example, in Canada, Norway and certain US states) to the common system of licensed on trade outlets (for example, licensed bars and restaurants) which prevails in much of the Western world (for example, in most US states and the European Union). In about one-third of the states in the United States, price changes must be filed or published 30 days to three months, depending on the state, before they become effective.

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

Acquisitions and disposals

Diageo has made a number of acquisitions of brands, distribution rights and equity interests and disposals in premium drinks businesses. For a description of principal acquisitions and disposals since 1 July 2014, see note 9 to the consolidated financial statements.

Diageo announced the acquisition of super premium tequila Casamigos on 21 June 2017 for an initial consideration of $700 million (£538 million), with a further potential $300 million (£230 million) based on Casamigos performance linked targets being met over the next ten years. The transaction is expected to complete in the second half of calendar 2017, subject to regulatory approval.

Seasonality

Approximately 40% of Diageo’s annual net sales occur in the last four months of each calendar year.

Business description (continued)

Our global reach

Diageo is the leading international spirits player in every region of the world. This regional profile provides us with exposure to the greatest consumer growth opportunities in our sector. We operate as a market-based business and have a presence in over 180 countries. We employ more than 30,400 talented people across our global business.

% Share of net sales by our markets(i) Our markets Each of our markets is accountable for its own US Spirits Diageo Beer Company USA (DBC USA) performance and for driving growth Canada Europe Turkey Asia Pacific Russia East Africa North America Africa Regional Markets (ARM) Nigeria South Africa Latin America Diageo Paraguay, Uruguay and Brazil (PUB) and Caribbean net sales Mexico Central America and Caribbean (CCA) Andean Peru, Ecuador, Bolivia, Argentina, Chile (PEBAC) Africa India Greater China Europe, Russia Australia South East Asia and Turkey North Asia (i) Based on reported net sales for the year ended 30 June 2017. Travel Retail Asia and Middle East Does not include corporate net sales of £46 million.

Diageo reports as five regions

	North America	Europe, Russia and Turkey	Africa	Latin America and Caribbean	Asia Pacific
% Share by region
Volume (%)	19.6	18.3	13.3	8.7	40.1
Net sales(i) (%)	34.7	23.4	13.0	8.7	20.2
Operating profit before exceptional items(ii) (%)	50.1	24.7	5.8	6.6	12.8
Operating profit(iii) (%)	50.7	24.0	5.8	6.7	12.8
Number of responsible drinking programmes (%)	26.9	34.8	7.2	12.2	18.9
Water withdrawal (%)	11.1	39.4	37.7	1.4	10.4
Carbon emission (%)(iv)	7.9	42.3	37.7	2.6	9.5
Number of employees(v) (%)	9.2	36.5	16.3	9.1	28.9

(i)	Does not include corporate net sales of £46 million. (ii) Excluding exceptional operating charges of £42 million (2016 – £167 million) and net corporate operating costs of £189 million (2016 – £150 million). (iii) Excluding net corporate operating costs of £189 million (2016 – £150 million). (iv) Excludes corporate offices which account for <2% of combined impacts. (v) Employees have been allocated to the region in which they reside.

Business description (continued)

Our brands

Our global reach is matched by our broad portfolio of international and local brands. Our portfolio plays across categories and price tiers, enabling us to participate where the consumer opportunity is greatest to support consistent, reliable growth.

We own two of the top five largest spirits brands in the world, Johnnie Walker and Smirnoff, and 20 of the world’s top 100 spirits brands.

Using local market insights, our teams select the most relevant brands from our global portfolio to meet the consumer opportunity in their market. A selection of our brands are included in the table below.

Global giants(i)

Our business is built around our six biggest global brands.
Johnnie Walker	Smirnoff	Baileys	Captain Morgan	Tanqueray	Guinness

Local stars(ii)			Reserve(iii)

Can be individual to any one market, and provide a platform for our business to grow.			Exceptional spirits brands at above-premium price points to capture the global luxury opportunity.
Crown Royal	Yenì Raki	JeB	Johnnie Walker Blue Label	Johnnie Walker Gold Label Reserve	Johnnie Walker King George V
Buchanan’s	Windsor	Grand Old Parr	John Walker & Sons Private Collection	Lagavulin	The Singleton of Glen Ord
Bundaberg	McDowell’s No. 1	Ypióca	Cîroc	Ketel One vodka	Tanqueray No. TEN
Shui Jing Fang	Black & White		Ron Zacapa Centenario XO	Don Julio	Bulleit Bourbon

Source: Impact Databank Value Ratings, May 2017. (i) Global giants represent 41% of Diageo net sales. (ii) Local stars represent 20% of Diageo net sales. (iii) Reserve represent 16% of Diageo net sales.

Business description (continued)

How we measure performance: key performance indicators

GAAP measures - Financial GAAP performance measures similar to the financial non-GAAP key performance indicators are presented below.

NET SALES GROWTH (%)	OPERATING MARGIN IMPROVEMENT (BPS)	BASIC EARNINGS PER SHARE (PENCE)
217 14.9 2016 (3.0) 2015 5.4	2017 24.4 2016 123 2015 (52)	2017 106 2016 89.5 2015 95.0
Definition	Definition	Definition
Sales growth after deducting excise duties.	The percentage point movement in operating profit, divided by net sales.	Profit attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.
Performance	Performance	Performance
Net sales increased by 14.9% driven by favourable exchange and organic net sales growth which more than offset the impact from the prior year disposal of non-core assets.	Operating profit margin improved by 244 bps largely due to favorable exchange, organic growth, lower exceptional operating charges and the disposal of lower margin non-core assets.	Basic eps of 106 pence increased by 16.5 pence primarily due to favourable exchange, organic operating profit growth and higher income from associates which more than offset the negative impact from a higher tax charge and the exchange impact on the reported tax.

NET CASH FROM OPERATING ACTIVITIES (£ MILLION)	RETURN ON CLOSING INVESTED CAPITAL (%)

2017 3,132 2016 2,548 2015 2,551	2017 23.1 2016 23.2 2015 26.7
Definition Net cash from operating activities comprises the net cash flow from operating activities as disclosed on the face of the cash flow statement.	Definition Profit for the year divided by net assets at the end of the financial year.

Performance

Net cash from operating activities increased by £584 million largely driven by favourable exchange, higher organic operating profit growth and favourable working capital movement, partially offset by higher tax payments.

Performance

Return on closing invested capital was flat. Favourable exchange and higher organic operating profit growth were offset by higher net assets mainly due to the decrease in post employment liabilities.

Business description (continued)

We use the following 11 key performance indicators (KPIs) to measure our financial and non-financial performance.

Our KPIs measure progress against our strategy. Our performance against our KPIs are explained below:

Relevance to strategy

#1 Efficient growth

#2 Consistent value creation

#3 Credibility and trust

#4 Motivated people

Financial ®	Financial ®	Financial ®
Organic net sales growth (%) #1 4.3%	Organic operating margin improvement (bps) #1 37bps	Earnings per share before exceptional items (pence)(i) #1 108.5p
2017 4.3 2016 2.8 2015 0.0	2017 37 2016 19 2015 24	2017 108.5 2016 89.4 2015 88.8
Definition	Definition	Definition
Sales growth after deducting excise duties, excluding the impact of exchange rate movements, acquisitions and disposals.	The percentage point movement in operating profit before exceptional items, divided by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.	Profit before exceptional items attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.

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
Performance Organic net sales growth was driven by 1.1% volume growth and 3.2% positive price/mix. Overall, pricing is muted across many of our markets but mix remains strong.	Performance On an organic basis operating margin expanded 37bps driven by our productivity programme which enabled gross margin expansion, marketing efficiencies and overhead savings.

Performance

Eps before exceptional items increased 19.1 pence as favourable exchange, organic operating profit growth and higher income from associates more than offset the negative impact from higher tax charges and the exchange impact on reported tax.

More detail on page 51	More detail on pages 52-53	More detail on page 53

Business description (continued)

Non-Financial	Non-Financial	Non-Financial
Alcohol in society (reach and impact of responsible drinking programmes) #3, #4 264 programmes	Health and safety (lost-time accident frequency per 1,000 full-time employees) #3, #4 1.14	Water efficiency(iii) (l/l) #1, #3 4.96l/l
2017 264 2016 335 2015 298	2017 1.14 2016 1.44 2015 1.66	2017 4.96 2016 5.13 2015 5.84
Definition	Definition	Definition
Number of programmes supported by Diageo that aim to reduce harmful drinking.	Number of accidents per 1,000 full-time employees and directly supervised contractors resulting in time lost from work of one calendar day or more.	Ratio of the amount of water required to produce one litre of packaged product.

Why we measure

We put our resources and skills into programmes that encourage a responsible attitude to alcohol and are effective in preventing and reducing alcohol misuse, and work with others to maximise impact. Evaluating the impact of our programmes is challenging, but essential in ensuring we properly address the risk of harm to consumers or communities.

Why we measure Safety is a basic human right: everyone has the right to work in a safe environment, and our Zero Harm safety philosophy is that everyone should go home safe, every day, everywhere.

Why we measure

Water is the main ingredient in all of our brands. To sustain production growth and respond to the growing global demand for water while scarcity increases, we aim to improve efficiency, minimising our water use particularly in water-stressed areas.

Performance

We supported fewer alcohol in society programmes than last year as we aimed to concentrate our efforts on those that will have the biggest impact on the issues we aim to address. We share case studies of how we evaluate the impact of various programmes on www.diageo.com. In 2017, 95% of our top 19(ii) countries evaluated their programmes, compared with 84% in 2016.

Performance

LTAs were down 21% compared with 2016. We focused on markets in particular need of improvement, embedding compliance to our core standards and programmes, while maintaining strong performance in our more established markets. However, progress was overshadowed by the death of a contractor cleaner in India; our investigation showed that our protocols and procedures are the right ones, and we are working to ensure consistent compliance in all markets.

Performance Water efficiency improved by 3.3% compared to 2016 and 40% versus our 2007 baseline, with particular progress in markets with sites in water-stressed locations.
More detail on page 120	More detail on pages 126-128	More detail on pages 133-135

Business description (continued)

Financial ®	Financial	Financial ®
Free cash flow (£ million) #1 £2,663m	Return on average invested capital (ROIC) (%) #2 13.8%	Total shareholder return (%) #2 12%
2017 2,663 2016 2,097	2017 13.8 2016 12.1 2015 12.3	2017 12 2016 17 2015 2
Definition	Definition	Definition
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for loans receivable and other investments, and the net cash cost paid for property, plant and equipment, and computer software.	Profit before finance charges and exceptional items attributable to equity shareholders divided by average invested capital. Invested capital comprises net assets aggregated with exceptional restructuring costs and goodwill at the date of transition to IFRS, excluding post employment liabilities, net borrowings and non-controlling interests.	Percentage growth in the value of a Diageo share (assuming all dividends and capital distributions are re-invested).
Why we measure Free cash flow is a key indicator of the financial management of the business and reflects the cash generated by the business to fund payments to our shareholders and acquisitions.	Why we measure ROIC is used by management to assess the return obtained from the group’s asset base. Improving ROIC builds financial strength to enable Diageo to attain its financial objectives.	Why we measure Diageo’s Directors have a fiduciary responsibility to maximise long-term value for shareholders. We also monitor our relative TSR performance against our peers.

Performance

Improvement was driven by favourable exchange, higher organic operating profit growth and favourable working capital movement, driven by improvement in debtor collection, partially offset by higher tax payments.

	Performance Favourable exchange and organic operating profit growth resulted in an increase in ROIC, partially offset by higher tax charges.	Performance Diageo delivered total shareholder return of 12% as dividends paid increased by 5% and share price increased driven by underlying business improvement and exchange.
More detail on page 54	More detail on page 55

Business description (continued)

Non-Financial	Non-Financial
Carbon emissions(iii) (1,000 tonnes CO2e) #1, #3 634	Employee engagement index (%) #3, #4 75%
2017 634 2016 672 2015 731	2017 75 2016 77 2015 75
Definition Absolute volume of carbon emissions, in 1,000 tonnes.	Definition Measured through our Values Survey; includes metrics for employee satisfaction, loyalty, advocacy and pride.

Why we measure

Carbon emissions are a key element of Diageo’s, and our industry’s, environmental impact. Reducing our carbon emissions is a significant part of our efforts to mitigate climate change, positioning us well for a future low-carbon economy, while creating energy efficiencies and savings now.

Why we measure

Employee engagement is a key enabler of our strategy and performance. The survey allows us to measure, quantitatively and qualitatively, how far employees believe we are living our values. The results inform our ways of working, engagement strategies and leadership development.

Performance Carbon emissions reduced by 5.6% in 2017, and by 40% against the 2007 baseline despite increased production volumes.

Performance

93% of our people participated in our Values Survey (23,043 of the 24,733 invited). 75% were identified as engaged, a drop of 2% as discussed on pages 127-128. 89% declared themselves proud to work for Diageo, up 1% on 2016.

More detail on pages 135-136	More detail on pages 127-129

Remuneration

Some KPIs are used as a measure in the incentives plans for the remuneration of executives. These are identified with the symbol ®.

See our Directors’ remuneration report from page 172 for more detail.

(i)	For reward purposes this measure is further adjusted for the impact of exchange rates and other factors not controlled by management, to ensure focus on our underlying performance drivers.
(ii)	The top 19 countries are those with the highest net sales.
(iii)	In accordance with Diageo’s environmental reporting methodologies and WRI/WBCSD GHG Protocol, data for each of the four years in the period ended 30 June 2016 has been restated.

Business description (continued)

Chairman’s statement

Diageo has a rich heritage, quality brands, creativity, talented people and a commitment to delivering growth responsibly. On joining the Diageo Board in July 2016, and subsequently becoming Chairman in January 2017, I found Diageo to be a company in transformation, focused on the consumer.

Recommended final dividend per share
2017: 38.5p h5%
2016: 36.6p
Total dividend per share(i)
2017: 62.2p h5%
2016: 59.2p
Total shareholder return (%)
2017: 12%
2016: 17%

(i)	Includes recommended final dividend.

Consumer focus

It is an honour to serve as Chairman of Diageo. This year saw good progress towards our ambition to become one of the best performing, most trusted and respected consumer products companies in the world.

I would like to thank Ivan, our Chief Executive, the Executive team and all Diageo employees globally who worked to deliver this year’s performance. The commitment of all our people around the world to living our values and purpose – to celebrate life every day, everywhere – is one of the many reasons the company is performing well.

Opportunity for growth

Diageo is a global leader in an attractive industry, and has a strong footprint in developed markets that complements our position in emerging markets. Our opportunity for growth is supported by premiumisation and demographics. As incomes continue to grow, international premium spirits will become available to more than 730 million new consumers over the next decade. Additionally, we will see significant growth in the population of legal purchase age consumers, half of whom will come from India and Africa. Our portfolio of brands, and the balance inherent in our geographic footprint, means we are well placed to take advantage of these opportunities today and in the future.

Diageo has a clear strategy, and during the past year, the Executive Committee led by Ivan and our market teams have continued to make strong progress with broad based growth across regions, and global, local and reserve brands.

Value creation

We are committed to delivering sustainable value for our shareholders. In the first year into our medium term guidance we have delivered a strong sets of results that reported progress against all efficient growth and value creation KPIs. Ivan will cover our efficient growth KPIs in his statement.

Business description (continued)

Looking to our value creation KPIs, return on invested capital (ROIC) was up 175bps to 13.8% and total shareholder return was 12%.

Our aim is to maintain dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) in the range of 1.8 to 2.2 times. The recommended final dividend is 38.5 pence per share, an increase of 5% consistent with the interim dividend. This brings the full year dividend to 62.2 pence per share. We continue to expect to maintain dividend increases at roughly a mid-single digit rate until cover is back in range. Subject to shareholder approval the final dividend will be paid to UK holders on 5 October 2017. Payment to US ADR holders will be made on 11 October 2017.

On 26 July 2017, the Board approved a share buyback programme of up to £1.5 billion in financial year 2018, following three years of consistently improving cash flow generation.

Business environment

Diageo continues to manage and respond to geopolitical volatility around the world. Negotiations on the UK’s exit from the European Union, a shift in emphasis in US trade policy and a broader resurgence of economic nationalism create uncertainty for business. However, our leadership position in many markets, and the work we have done to improve business agility, means we are more resilient and better positioned to navigate and respond to changes in the external operating environment. Our experience in working with governments and other stakeholders to support global trade, develop local value chains, empower communities and promote responsible drinking, means we have a strong platform to protect and unlock growth in the markets in which we operate.

Our role in society

Doing business in a way we can be proud of has always been a priority for Diageo. Our aim is to create value beyond the significant economic contribution we make to communities.

Diageo’s approach is based on three sustainability and responsibility priorities, which are the most material to the business and our stakeholders:

•	Creating a positive role for alcohol in society

•	Building thriving communities

•	Reducing our environmental impact

Alcohol is an established part of how many people socialise and celebrate life in many societies around the world, and we are proud that our brands are chosen for these occasions. Diageo works with governments, partners and other stakeholders all around the world to target specific issues such as drink driving, underage drinking or heavy episodic drinking, with programmes that aim to change behaviour and reduce harm.

Programmes such as Learning for Life, which creates opportunities for training and careers in the hospitality industry, and Plan W in Asia, which empowers women through learning, both support our alcohol in society agenda and demonstrate our commitment to supporting the communities in which we operate. We have even more scope to have a positive impact, through the full value chain of our business, which connects us to millions of people through the sourcing, making and selling of our products.

Our supply chain work is a crucial element in ensuring that we are environmentally sustainable as a business and play our part in addressing climate change. We have made significant progress over recent years in reducing the environmental impact of our operations and our supply chain on water, greenhouse gas emissions, waste and packaging.

We are clear on the behaviours and values we expect all employees to live by. This year, every employee in the business did refresher training on our Code of Business Conduct, to aid us all in making the right decisions, each and every day.

Business description (continued)

Diversity

Diversity helps our business to grow. At Diageo we respect the unique contribution each person makes to our business. I am particularly proud that Diageo has focused on achieving greater diversity at the most senior level. 40% of our Board members and 40% of our Executive Committee are women. Diageo’s Executive Committee is a team of highly successful men and women who represent six different nationalities, speak multiple languages and have lived and worked across the globe in their careers to date. This year, Diageo was ranked 10th out of more than 3,000 companies from around the world in Equileap’s Gender Equality Global Report and Ranking. We are proud of this achievement and are continuing to increase the representation of women in our senior leadership, towards our target of 35% by 2020.

Board changes

At the end of December 2016, Franz Humer retired from the Board after almost 12 years of service. I would once again like to thank Franz for his leadership and assistance in a smooth transition. Under his chairmanship, Diageo’s share price grew 128% and he stepped down with the company on a sound footing for the future.

In September 2016, following her appointment as GSK CEO, Emma Walmsley stood down from the Board. Emma joined our Board as a Non-Executive Director in January 2016 and I would like to thank Emma sincerely for her contribution to the Board during this time.

Philip Scott stood down from his role as Chair of Diageo’s Audit Committee in December 2016, and after almost 10 years of service will retire from the Board at the 2017 AGM. Alan Stewart was appointed Chair of Diageo’s Audit Committee, effective 1 January 2017. Alan’s experience in retail, travel and banking, as well as his background in accountancy and financial management, will serve Diageo well in this important role.

In July 2017, Ursula Burns’ appointment to the Board as a Non-Executive Director was announced, effective April 2018. Ursula’s significant and senior expertise in corporate services, manufacturing and product development will be a valuable addition to the Board. I look forward to welcoming Ursula.

Looking ahead

Diageo made good progress this year. The Board is confident that the company has the right strategy, leadership and culture to deliver on its full potential. The commitment of the Board and the Executive team remains unwavering in pursuit of delivering value for all stakeholders.

Javier Ferrán

Chairman

Business description (continued)

Chief Executive’s statement

We continue to build a stronger, more consistent, better performing company. We are delivering against our strategy and this is coming through in our performance. We built on the improved performance we announced last year.

Volume movement	Organic volume movement
2017: i1.7% 2016: h0.1%	2017: h1.1% 2016: h1.3%
Net sales movement	Organic net sales movement
2017: h14.9% 2016: i3.0%	2017: h4.3% 2016: h2.8%
Operating profit movement	Organic operating profit movement
2017: h25.3% 2016: h1.6%	2017: h5.6 2016: h3.5%

Performance review

We delivered organic net sales up 4.3%, driven by organic volume up 1.1% and strong price mix with broad based growth across categories and regions. Organic operating margin expanded by 37bps driven by our global productivity programme and positive mix.

Reported net sales and operating profit were up 15% and 25% respectively, reflecting favourable exchange and accelerated organic growth. Operating profit grew 5.6% on an organic basis.

All regions delivered organic net sales growth and we reported broad based growth across all categories, except vodka. Our global giant brands delivered organic net sales up 3%, with Johnnie Walker, Captain Morgan, Baileys and Tanqueray in growth in every region. Smirnoff organic net sales were down 1%, still challenged in a competitive vodka category in the US, and Guinness organic net sales were flat, impacted by weakness in Nigeria and Kenya.

Earnings per share before exceptional items was up significantly at 21% driven by exchange benefits, organic growth and higher associate income.

Our focus on cash conversion and working capital contributed to deliver free cash flow at £2.7 billion, up £566 million in the year. Our cash conversion continues to be strong at 107%.

A year of progress

We made good progress against the three focus areas we identified for the year: US spirits, scotch and India. Organic net sales growth in US spirits, scotch and India were 3.4%, 4.7% and 1.9% respectively. I am pleased with the momentum we built in the scotch category during the year, and, in the US, share gains were achieved in all key categories, except vodka. In India, we experienced a challenging environment with demonetisation and the Supreme Court ruling, banning sales by outlets near highways.

When I laid out our Performance Ambition, the most important change I wanted to drive was to put the consumer at the heart of the business – and we have made great progress:

•	We are better equipped to win at the moment of choice – with increased outlet coverage and better sales execution

•	Our work on gathering improved insight and measurement is enabling us to make better, more informed decisions, and sets us up well for the future

•	We are a more agile organisation – simpler and quicker – able to adapt more quickly to changing consumer trends

•	We bring an efficiency mindset to everything we do

Business description (continued)

This progress builds on the strength we have in our portfolio of iconic brands and our track record in innovation. I am proud that our brands won 66 awards at the 2017 San Francisco World Spirits Competition, more than a third of which were Gold or Double Gold. This not only included great recognition for established brands such as Buchanan’s Special Reserve, Johnnie Walker Green Label and Lagavulin 16 Year Old, but also for innovations such as our premium Irish whiskey Roe & Co, launched to consumers in Europe this year.

As we grow our business, our priority is to invest behind organic growth. We also look for bolt-on acquisitions that will deliver attractive returns and expand our leadership position. For example, in June 2017, we announced the acquisition of Casamigos, the fastest growing super-premium tequila brand in the US. This is an exciting opportunity for us to strengthen our participation in the US tequila category, as well as expand the brand internationally. The transaction is expected to close in the second half of calendar 2017, subject to regulatory clearances. In addition, Distill Ventures, the Diageo-backed and funded accelerator programme for entrepreneurs, offers us the opportunity to invest in nascent brands with growth potential.

2017 net sales by category (%) Scotch 25% Ready to drink 6% Beer 16% IMFL Whisky 5% Vodka 12% Liqueurs 5% North American 9% Gin 3% Whisk(e)y Tequila 2% Rum 7% Other 10%

Productivity programme on track

Diageo delivers operating margins that are among the highest in our peer group. Investment in our business remains our number one value creator. By focusing on costs and efficiency, our productivity programme is aiding this investment, creating the fuel to build our brands, innovate and strengthen our route to consumer.

We are pleased with the progress we have made with our productivity programme. This enabled us to increase our marketing spend in the US in the second half of this financial year. In financial year 2018, we are committed to increasing investment further in the US and also in scotch, as we seek to sustain our mid-single digit organic net sales growth. The progress we have made also allowed us to announce in July 2017 that we had raised our productivity goal, over the three years ending 30 June 2019, to £700 million with two-thirds being reinvested in the business.

Our role in society

A crucial component of our business strategy is ensuring that we continue to make a positive contribution to society. Our Chairman, Javier, in his statement, sets out our approach and I am pleased that we have reported further progress against our 2020 sustainability and responsibility targets.

Ensuring alcohol has a positive role in society as part of a balanced lifestyle is vitally important to everyone at Diageo. We are committed to tackling alcohol misuse, including through our implementation of the Global Beer, Wine and Spirits Producers’ Commitments to Reduce Harmful Drinking, a partnership of the world’s largest alcohol companies coming together to take action.

Business description (continued)

We continue to improve the ways we measure and manage the programmes we support. We supported fewer alcohol in society programmes than last year as we aimed to concentrate our efforts on those that will have the biggest impact on the issues we aim to address. As with our marketing work, the focus on evaluating the impact of our programmes is sharpening our capacity to deliver real benefits at scale, often through partnerships with other stakeholders.

This year, for example, we began our two year partnership with the UN Institute for Training and Research (UNITAR) aimed at reducing death and injuries from traffic accidents in more than 60 countries, with a focus on those with the highest road traffic death rates. Together we ran road safety workshops in Mexico, Nigeria, South Africa and South Korea. We also introduced a virtual reality experience called ‘Decisions’. This experience places viewers in the front seat of a drink driving accident and shows how one wrong decision can have devastating consequences. Johnnie Walker also published a 360° ‘Decisions’ video online which has been viewed more than 14 million times. This supports the brand’s Join The Pact initiative, which has so far attracted 3.1 million pledges to never drink and drive, and has delivered around 1.8 million kilometres of safe rides home.

This year we continued our longstanding commitment to give consumers information to make informed choices. In March 2017, we developed a new, mobile friendly e-learning version of our DRINKiQ training, which has helped us surpass our target of reaching one million adults with training materials that will enable them to become responsible drinking ambassadors.

Employee safety continues to be an every day priority for us. We are focused on markets in particular need of improvement, embedding compliance to our core standards and programmes. We continue to make good progress on our environmental KPIs, improving on carbon and water efficiency by 6% and 3% respectively.

Our people

I am very proud of Diageo’s culture. As I travel around the business, I am always energised by the passion our people have for our strategy and for delivering our Performance Ambition. I would like to thank everyone at Diageo for their commitment and hard work during the year. The strong connection my 30,400 colleagues have to Diageo and our brands, purpose and values is evident in our annual employee survey results. Our people are highly engaged, which provides a strong platform to amplify our purpose and drive enhanced performance.

Outlook

Today, Diageo is a great blend of every day efficiency and investment for growth in our brands. I am pleased with our progress in more disciplined execution and the improved agility we have across the business. Our increased productivity goal underpins an improved organic operating margin expansion objective of 175bps over the three years ending 30 June 2019. The expectation of mid-single digit organic net sales growth in the same period continues. We feel confident about building on the positive momentum in the business as we continue to progress towards achieving our Performance Ambition.

Ivan Menezes

Chief Executive

Business description (continued)

Market dynamics

The global beverage alcohol market is profitable and growing. An estimated six billion(i) equivalent units of alcohol are sold each year, generating £300 billion(i) of net sales. High levels of regulation combined with the increasing expectations of consumers and other stakeholders create a complex operating environment. We are well placed to navigate this operating environment and to create opportunities for Diageo to succeed.

A market that is diverse, profitable and growing(ii)

Industry growth is well supported by robust macro and consumer trends:

•	We currently expect 500 million new legal purchase age consumers to come to the market over the next decade – India and Africa will account for half of this

•	Around 730 million more consumers will be able to afford international style spirits, over the next decade, with 85% of this growth coming from emerging markets

•	Spirits penetration in many emerging markets is still low when compared to developed markets

Alcohol is an established part of how many people socialise and celebrate life. How alcohol is consumed is often deeply rooted in local tastes and customs, which can vary as widely as the cultures and conditions in which people live. Understanding this diversity while anticipating and shaping trends is key to winning in the marketplace.

Our ability to use insight and measurement to drive brand performance means we can activate the best brands to meet consumers’ local tastes and preferences.

Developed market opportunities

While populations in developed markets are typically stable or growing more slowly than those in emerging markets, overall levels of disposable income are higher. Many consumers seek to drink ‘better, not more’ as they aim to develop their tastes while maintaining a balanced lifestyle, and are prepared to pay a premium for high-quality brands with heritage and provenance. Our international spirits, and within them our reserve portfolio, offer these consumers brands that connect with them and share their values.

Emerging market opportunities

The global growth in the number of people of legal purchasing age is largely driven by population growth in emerging markets. An increasingly wealthy middle class in these markets also presents opportunities to offer consumers premium products. Emerging markets also contain a large proportion of the world’s informal alcohol market, estimated to account for 25% of alcohol sales globally(iii), which presents risks to consumers’ health as well as impacting overall tax revenues. Mainstream spirits is an important opportunity, providing consumers access to safe, branded products at affordable price points, as they aspire to progress to international premium brands.

Operating in a volatile environment

Like all consumer goods businesses, we continue to operate in a global economy subject to political instability and sudden changes to economic variables. Diageo’s global scale provides a natural hedge against individual market volatility. We can respond quickly to local dynamics through our market-based business model. Our increased emphasis on local sourcing, including local bottling, helps us manage risk and plan contingencies. We are building a stronger business through our focus on productivity.

(i) Diageo estimates. (ii) Euromonitor 2015, internal analysis. (iii) World Health Organization.

Business description (continued)

Earning trust and respect as part of wider society

Delivering measurable social and environmental benefits is intrinsic to commercial efforts to drive performance. Our 2020 targets focus on the areas that are most material to us and our stakeholders, and are aligned to the UN’s Global Goals. At the same time, we seek ways for our individual brands to act as catalysts for creating positive social impacts – not only because this is the right way to do business, but because we want consumers to recognise the purpose that has underpinned many of our brands for generations.

Creating a positive role for alcohol in society

The beverage alcohol industry is one of the most highly regulated in the world, and that regulation varies widely between countries and jurisdictions. Diageo complies with all laws and regulations, wherever we operate, as a minimum requirement, and we advocate effective, evidence-based alcohol policies as described on page 120 of this report.

While legal and regulatory requirements are a vital part of the operating context for beverage alcohol companies, alcohol itself plays a much broader role in society and culture, and has been part of celebrations around the world for centuries. The majority of people who choose to enjoy alcohol do so moderately and responsibly, but all alcohol companies must recognise that the misuse of alcohol can be harmful to individuals and society, and that preventing this is important to the long-term future of the industry as well as for the individuals concerned and their communities. Creating a positive role for alcohol in society through partnerships, industry collaboration and our own initiatives has always been a priority for us, and we continue to put skills and resources into programmes that prevent and reduce alcohol misuse, raise awareness, and change negative attitudes and behaviour.

Industry collaboration and partnerships to reduce harmful drinking

We are one of 12 global producers of beer, wine and spirits which in 2013 started a set of commitments designed to support Member States’ implementation of the World Health Organization’s (WHO) global strategy to Reduce the Harmful Use of Alcohol.

We also work beyond our industry, forming partnerships with governments, law enforcement agencies, educators and civil society to support campaigns to reduce harmful drinking.

At the same time, we advocate against measures that are not based on evidence or which could have unintended consequences. This includes policies that inadvertently push consumers towards unregulated or illicit alcohol, which can be a risk to public health.

Building thriving communities

Our value chains are a critical component of our operating environment, supporting both supply networks and markets. We aim to strengthen them by contributing to the prosperity and resilience of the communities in which we work. As well as the contribution we make through direct and indirect employment and taxes, our sustainable development strategy aims to leverage the economic and social impact of our entire value chain. Human rights is a key focus, while important initiatives include local sourcing, particularly in Africa where we aim to source 80% of agricultural materials locally by 2020.

Water and the environment

Businesses that rely on agricultural raw materials are exposed to a variety of environmental issues, including those associated with climate change. These issues may be felt directly, or indirectly as a result of their impact on the wider value chain and associated communities. For beverage alcohol companies like ours, water scarcity is particularly important, as water is our main ingredient.

We have a clearly defined environmental strategy that includes programmes to reduce greenhouse gas emissions and water use throughout our value chain. Our Water Blueprint defines our approach to water stewardship and focuses specifically on stewardship in the water-stressed areas shown in the map below. This includes improving our water efficiency, replenishing water used, managing water quality and helping farmers improve water management in agriculture.

Business description (continued)

Diageo sites located in water-stressed areas 32 21 29 18 34 19 35 38 24 23 20 25 33 22 37 30 13 15 28 17 16 11 12 1 14 36 2 8 26 10 3 5 9 27 31 4 7 6 Sites 1 Kenya Brewing, Nairobi 9 Dar es Salaam, Tanzania India 28 Malkajgiri, Telangana 2 East Africa Maltings, 10 Mwanza, Tanzania 18 Alwar, Rajasthan 29 Meerut, Uttar Pradesh Nairobi 11 UBL, Kampala, Uganda 19 Asansol, West Bengal 30 Nacharam, Telangana 3 Seybrew, Seychelles 12 IDU, Kampala, Uganda 20 Aurangabad, Maharashtra 31 Palakkad, Kerala 4 SA Cider, South Africa 13 Accra, Achimota, Ghana 21 Baddi, Himachal Pradesh 32 Pathankot, Punjab 5 Phelindaba Brewery, 14 Kumasi, Kaasi, Ghana 22 Baramati, Maharashtra 33 Pioneer, Maharashtra South Africa 15 Ogba, Lagos, Nigeria 23 Bhadrakali, West Bengal 34 Rosa, Uttar Pradesh 6 Butterworth Brewery, 16 Paraipaba, Ceará, Brazil 24 Bhopal, Madhya Pradesh 35 Serampore, West Bengal South Africa 17 Agricultural lands, 25 Four Seasons Winery, 36 Sovereign, Karnataka 7 Khangela Brewery, Ceará, Brazil Maharashtra 37 Tern, Andhra Pradesh South Africa 26 Hospet, Karnataka 38 Udaipur, Rajasthan 8 Moshi, Tanzania 27 Kumbalgodu, Karnataka

Examples of our strategic responses

Reserve – mass luxury

Luxury is increasingly becoming accessible to everyone. Modern luxury speaks to globalisation and pride in local culture. We call this trend mass luxury, and have identified that it presents 78% of our reserve growth opportunity to 2020. To deliver against this we reached more outlets and consumers this year, and nearly doubled our presence in the biggest cities around the world.

Innovation – holistic lifestyle products

Holistic lifestyle is a growing trend across markets and we are moving to participate in this space. With Baileys Almande we are redefining the liqueur category with a gluten free, dairy free, vegan almond milk liqueur. We have also launched Smirnoff Seltzer in the United States and Smirnoff Pure in Australia. Both are low calorie and low sugar ready to drink products.

Mainstream spirits

The mainstream spirits opportunity is critical to accessing emerging middle class consumers. The emerging middle class consumer is worth £11 billion(iv) and accounts for 1.1 billion equivalent units globally.(iv) Our acquisition of United Spirits (USL) in India gave us not only the footprint to compete and win in India, but also the know-how to expand and apply how we develop and sell mainstream spirits in Africa.

(iv) Euromonitor 2015, internal analysis.

Business description (continued)

Risk factors

Diageo believes the following to be the principal risks and uncertainties facing the group. If any of these risks occur, Diageo’s business, financial condition and performance could suffer and the trading price and liquidity of its securities could decline. Because any global business of the kind Diageo is engaged in is inherently exposed to risks that become apparent only with the benefit of hindsight, risks of which Diageo is not presently aware or which Diageo does not currently consider to be material could also adversely impact Diageo’s business, financial condition and performance, including its ability to execute its strategy. The order of presentation of the risk factors below does not necessarily indicate the likelihood of their occurrence or the potential magnitude of their consequences.

Risks related to the global economy

Diageo’s business may be adversely impacted by unfavourable economic, political, social or other developments and risks in the countries in which it operates

Diageo may be adversely affected by unfavourable economic developments in any of the countries where it has distribution networks, marketing companies or production facilities. In particular, Diageo’s business is dependent on general economic conditions in its most important markets, including in the United States and in the United Kingdom and the other countries that form the European Union. A significant deterioration in economic conditions in any of Diageo’s important markets, including economic slowdowns or recessions, inflationary pressures and/or disruptions to credit and capital markets, could lead to decreased consumer confidence and consumer spending more generally, thus reducing demand for Diageo’s products. Unfavourable economic conditions could also negatively impact Diageo’s customers, suppliers and financial counterparties, who may experience cash flow problems, increased credit defaults or other financial issues, which could lead to customer destocking as well as an increase in Diageo’s bad debt expense. In addition, volatility in the credit and capital markets caused by unfavourable economic developments and uncertainties could result in a reduction in the availability of, or an increase in the cost of financing to, Diageo. Diageo’s business could also be affected by other economic developments such as fluctuations in currency exchange rates, the imposition of any import, investment or currency restrictions, including tariffs and import quotas, or any restrictions on the repatriation of earnings and capital. Any of these developments may have a material adverse effect on Diageo’s business and financial results.

Diageo’s operations are also subject to a variety of other risks and uncertainties related to its global operations, including adverse political, social or other developments. Political and/or social unrest or uncertainties (including in relation to the United Kingdom’s decision to withdraw from the European Union), potential health issues, natural disasters, politically-motivated violence and terrorist threats and/or acts, including those which are specifically directed at the alcohol industry, may also occur in countries where Diageo has operations. Any of the foregoing could have a material adverse effect on Diageo’s business, financial condition and performance.

Many of the above risks are heightened, or occur more frequently, in emerging markets. A substantial portion of Diageo’s operations is conducted in emerging markets, which represented approximately 42% of Diageo’s net sales for the year ended 30 June 2017. In general, emerging markets are also exposed to relatively higher risks of liquidity constraints, inflation, devaluation, price volatility, currency convertibility, corruption, crime and lack of law enforcement, expropriation of assets, and sovereign default, as well as additional legal and regulatory risks and uncertainties. Developments in emerging markets can affect Diageo’s ability to import or export products and to repatriate funds, as well as impact levels of consumer demand (for example, in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo’s levels of sales or profitability. Any of these factors may affect Diageo disproportionately or in a different manner from its competitors, depending on Diageo’s specific exposure to any particular emerging market, and could have a material adverse effect on Diageo’s business and financial results.

The United Kingdom’s decision to withdraw from the European Union may result in a sustained period of economic and political uncertainty and complexity, and may have a negative impact on economic conditions in Europe and on Diageo’s business and financial results

Business description (continued)

Diageo is headquartered in the United Kingdom and has significant production and investment in Scotland. In June 2016, the United Kingdom voted by referendum to withdraw from membership in the European Union (commonly referred to as “Brexit”). The prime minister of the United Kingdom formally invoked Article 50 of the Treaty of the European Union on 29 March 2017, thus officially initiating the process for the departure of the United Kingdom from the European Union. The terms of this withdrawal are subject to a formal negotiation period that could last at least two years from this notification date. Although it remains too early to fully assess the potential impact of Brexit on Diageo’s business, it is anticipated that there will be a sustained period of economic and political uncertainty and complexity whilst the detailed terms of the United Kingdom’s exit from the European Union are finalised and the United Kingdom negotiates, concludes and implements successor trading arrangements with other countries. The United Kingdom’s withdrawal from the European Union could also negatively impact economic conditions in Europe more generally and have adverse effects on Diageo’s business and financial results. For instance, the negotiating process surrounding the terms of the departure of the United Kingdom from the European Union may contribute to significant volatility in exchange rates and risks to supply chains across the European Union and ultimately lead to changes in market access or trading terms, including to customs duties, tariffs and/or industry-specific requirements and regulations, restrictions on the mobility of employees and generally increased legal and regulatory complexity and costs.

The withdrawal of the United Kingdom from the European Union could also have further implications for the constitutional makeup of the United Kingdom as a result of renewed discussions following the outcome of the referendum concerning independence for Scotland and/or further devolved governments in Scotland and Northern Ireland. This could result in a further period of political uncertainty in the United Kingdom and otherwise adversely affect Diageo’s business and financial results, particularly since Diageo has substantial operations and inventory located in Scotland.

Risks related to Diageo’s industry

Demand for Diageo’s products may be adversely affected by many factors, including changes in consumer preferences and tastes and adverse impacts of a declining economy

Diageo’s portfolio of brands includes some of the world’s leading beverage alcohol brands, as well as a number of brands that are prominent in certain regional and/or local markets. Maintaining Diageo’s competitive position depends on its continued ability to offer high-quality products that have a strong appeal to a wide range of consumers. Consumer preferences on a global and/or local scale may shift due to a variety of factors, including changes in demographics, evolving social trends (including potential shifts in consumer tastes towards locally produced small batch craft products), changes in travel, vacation or leisure activity patterns, weather conditions, public health regulations and/or a downturn in economic conditions, any or all of which may reduce consumers’ willingness to purchase luxury or premium branded products or to purchase products from large producers such as Diageo. Economic pressures could also cause consumers to choose products which have lower price points, whether Diageo’s or those of its competitors, which may have an adverse effect on Diageo’s business and financial results. The competitive position of Diageo’s brands, as well as Diageo’s reputation more generally, could also be adversely affected by any failure by Diageo to provide consistent, reliable quality in its products or in its service levels to customers.

In addition, the social acceptability of Diageo’s products may decline due to negative publicity surrounding, and/or public concerns about, alcohol consumption. Such concerns could also result in regulatory action, litigation or customer complaints against companies in the industry and have an adverse effect on Diageo’s business and financial results.

Diageo’s business has historically benefited from the launch of new products or variants of existing brands, and continuing product innovation and the creation of extensions to existing brands remain significant elements of Diageo’s growth plans. The launch and ongoing success of new products is inherently uncertain, especially with respect to such products’ initial and continuing appeal to consumers. The failure to successfully launch a new product or a variant of an existing brand can give rise to inventory write-offs and other costs, as well as negatively impact consumer perception and growth of an existing brand. There can be no assurance of Diageo’s continuing ability to develop and launch successful new products or variants of existing products, or to ensure or extend the profitable lifespan of its existing products.

Business description (continued)

Diageo is subject to litigation specifically directed at the beverage alcohol industry, as well as to other litigation

Companies in the beverage alcohol industry are, from time to time, exposed to class action or other private or governmental litigation relating to alcohol advertising, product liability, alcohol abuse problems or other health consequences arising from the misuse of alcohol. Diageo may also be subject to litigation arising from legacy and discontinued activities, as well as other litigation in the ordinary course of its operations, including in connection with the acquisition or disposal of businesses or other assets. Diageo is further subject to the risk of litigation, enforcement or other regulatory actions by tax, customs, competition, environmental, anti-corruption and other relevant regulatory authorities, including with respect to the methodology for assessing importation value, transfer pricing or compliance matters. Diageo’s listing in the United States may also expose it to a higher risk of securities-related class action suits, particularly following any significant decline in the price of Diageo’s securities. Any such litigation or other actions may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and/or impact the ability of management to focus on business matters, thus adversely affecting Diageo’s business and financial results. For additional information with respect to legal proceedings, including certain litigation in relation to Diageo’s acquisition of USL, see “Additional information for shareholders—Legal proceedings” and note 18 to the consolidated financial statements.

Diageo is subject to tax uncertainties, including changes in tax obligations, tax laws, regulations and interpretations, as well as enforcement actions by tax authorities

Changes in the political and economic climate have resulted in an increased focus on tax collection in recent years, and tax authorities are showing an increased appetite to challenge the methodology used by multinational enterprises, even where a company complies with international best practice guidelines. Changes in tax law (including tax rates), tax treaties, accounting policies and accounting standards, including as a result of the Organisation for Economic Co-Operation and Development’s review of base erosion and profit shifting and the European Union’s anti-tax abuse measures, could also result in litigation or other actions by relevant tax authorities. For example, as discussed in note 18 to the consolidated financial statements, Diageo has entered into a process of collaborative working with HM Revenue & Customs (HMRC) in relation to preliminary notice of assessments it has received with respect to the new Diverted Profits Tax regime in the United Kingdom. Any such litigation or other actions may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and as a result, Diageo’s business and financial results could be materially adversely affected. For additional information with respect to legal proceedings, see ‘Additional information for shareholders — Legal proceedings’ and note 18 to the consolidated financial statements.

Beverage alcohol products are also subject to national excise, import duty and other types of taxes in most countries around the world, most of which are specific to each jurisdiction. Increases in any such taxes could have a material adverse effect on Diageo’s revenue from sales or margin, either through reducing the level of overall beverage alcohol consumption and/or by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

In addition to the above, other changes in tax law (including tax rates), tax treaties, related accounting policies and accounting standards could also increase Diageo’s cost of doing business and lead to a rise in Diageo’s effective tax rate, thus adversely affecting Diageo’s business and financial results.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect Diageo’s business or operations, and water scarcity or poor water quality could negatively impact Diageo’s production costs and capacity

There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse effect on global temperatures, weather patterns and the frequency and severity of extreme weather events and natural disasters. In the event that climate change, or legal, regulatory or market measures enacted to address climate change, has a negative effect on agricultural productivity in the various regions from which Diageo procures its raw materials, Diageo may be subject to decreased availability or increased prices for a number of raw materials that are necessary in the production of Diageo’s products, including sugar, cereals, hops, agave and grapes.

Water, which is the main ingredient in substantially all of Diageo’s products, is also a limited resource in many parts of the world. As demand for water continues to increase, and as water becomes scarcer and the quality of available water deteriorates, Diageo may be affected by increasing production costs (including those related to unfavourable changes to applicable water-related taxes and regulations) or capacity constraints, which in turn could adversely affect Diageo’s business and financial results.

Business description (continued)

Any increases in the cost of production could affect Diageo’s profitability

The components that Diageo uses for the production of its beverage alcohol products are largely commodities that are subject to price volatility caused by factors beyond Diageo’s control, including changes in global supply and demand, weather and/or agricultural conditions, fluctuations in relevant exchange rates and/or governmental controls. Fluctuations in the prices of various commodities, including energy prices, may result in unexpected increases in the cost of the raw materials Diageo uses in the production of its products, including the prices of the agricultural commodities, flavourings and other ingredients necessary for Diageo to produce its various beverages, as well as glass bottles and other materials used as packaging, thus increasing Diageo’s production costs. Diageo may also be adversely affected by shortages of any such materials, by increases in energy costs resulting in higher transportation, freight and other related operating costs or by inflation in any of the jurisdictions in which it produces its products. Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volumes of products sold and/or decreased operating profit.

Risks related to regulation

Regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities

Diageo’s operations are subject to extensive regulatory requirements relating to production, distribution, importation, marketing, advertising, promotion, sales, pricing, labelling, packaging, product liability, labour, pensions, antitrust, compliance and control systems, and environmental issues. Changes in laws, regulations or governmental or regulatory policies and/or practices could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in countries where Diageo operates may impose new labelling, product or production requirements, limitations on the marketing, advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, restrictions on importation and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products. For example, in 2015 two of the major states (in terms of population and per capita alcohol consumption) of the Republic of India, the State of Kerala and the State of Bihar, announced the imposition of a total ban on alcohol consumption, while, more recently, the Supreme Court of India issued a ruling prohibiting the sale of alcohol in certain outlets near highways. These regulatory measures have impacted, and are likely to continue to impact, the sale and distribution of Diageo’s products in India, which in turn could adversely affect Diageo’s business and financial results.

Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recalls, seizure of products or other sanctions which could have an adverse effect on Diageo’s sales or damage its reputation. Any changes to the regulatory environment in which Diageo operates could also cause Diageo to incur material additional costs or liabilities, which could adversely affect Diageo’s performance.

Diageo is subject to data privacy regulations in many of the markets in which it operates, and laws and regulations in this area are developing and changing on a continual basis. For example, Diageo is subject to the General Data Protection Regulation adopted in the European Union in April 2016, which must be fully implemented in all member states by May 2018. Breach of any of these laws or regulations can lead to significant fines and/or damage to Diageo’s reputation as well as significantly restricting its ability to deliver on its digital productivity and growth plans.

Any failure by Diageo to comply with anti-corruption laws, sanctions, trade restrictions or similar laws or regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law, may have a material adverse effect on Diageo’s business and financial results

Diageo produces and markets its products in a global scale, including in certain countries that, as a result of political and economic instability, a lack of well-developed legal systems and/or potentially corrupt business environments, are reported to have high levels of corruption risk (i.e., countries in which the Transparency International index of perceived levels of public sector corruption is less than or equal to fifty). There is increasing scrutiny and enforcement by regulators in many jurisdictions of anti-corruption laws, including pursuant to the US Foreign Corrupt Practices Act and the UK Bribery Act. Such enforcement has been enhanced by applicable regulations in the United States, which offer substantial financial rewards to whistleblowers for reporting information that leads to monetary fines.

Business description (continued)

If Diageo or any of its associates fails to comply with anti-corruption laws, or with existing or new economic sanctions or trade restrictions imposed by the United States, the European Union or other national or international authorities that are applicable to Diageo or such associate, Diageo may be exposed to the costs associated with investigating potential misconduct as well as potential legal liability and/or reputational damage.

While Diageo has implemented and maintains internal practices, procedures and controls designed to ensure compliance with anti-corruption laws, sanctions, trade restrictions or similar laws and regulations, and routinely conducts investigations, either at its own initiative or in response to requests from regulators in connection with compliance with such internal controls, there is no guarantee that such procedures will be effective in preventing compliance failures at Diageo or at third parties with whom Diageo maintains business relationships.

Any investigations and lawsuits, regardless of the ultimate outcome of the proceeding, are time consuming and expensive and can divert the time and effort of Diageo’s personnel, including senior management, from its business. Adverse publicity, governmental scrutiny and legal and enforcement proceedings can also have a negative impact on Diageo’s reputation and on the morale and performance of its employees. To the extent that violations of anti-corruption, sanction and/or trade restriction laws and regulations, and/or Diageo’s internal policies and procedures, are found, or if Diageo’s internal policies and procedures are found not to comply with applicable law, possible regulatory sanctions, fines and other consequences may also be material.

Defective internal controls could adversely affect Diageo’s financial reporting and management processes, as well as the accuracy of public disclosures

Diageo has in place internal control and risk management systems in relation to its financial reporting process and its process for the preparation of consolidated financial statements. In addition, management undertakes a review of the consolidated financial statements in order to ensure that the financial position and results of the group are appropriately reflected therein. Diageo is required by the laws of various jurisdictions to publicly disclose its financial results, as well as developments that could materially affect its financial results, and regulators routinely review the financial statements of listed companies such as Diageo for compliance with new, revised or existing accounting and regulatory requirements. Should Diageo be subject to an investigation into potential non-compliance with accounting and disclosure requirements or be found to have breached any such requirements, this may lead to restatements of previously reported results and significant penalties. In addition, the reliability of financial reporting is important in ensuring that the management of a business and its results are based on reliable data. Flaws in internal control systems could adversely affect Diageo’s business and financial results, including Diageo’s ability to execute its strategy.

Accurate disclosures also provide investors and other market professionals with information to understand Diageo’s business. Defective internal controls could result in inaccuracies or lack of clarity in public disclosures that could create market uncertainty regarding the reliability of the data presented. As a result, defective internal controls could adversely affect Diageo’s business and financial results and/or the price of Diageo’s securities.

Risks related to Diageo’s business

The value of Diageo’s brands and its net sales may be negatively affected by its failure to maintain its brand image and corporate reputation or adapt to a changing media environment

The value of Diageo’s brands and its profitability depends heavily on its ability to maintain its brand image and corporate reputation. Adverse publicity, whether or not justified, may tarnish Diageo’s reputation and cause consumers to choose products offered by its competitors. Such adverse publicity could arise as a result of a perceived failure by Diageo to make adequate positive social contributions, including in relation to the level of taxes paid by Diageo, or by the failures of internal controls or compliance breaches leading to a breach of Diageo’s Code of Business Conduct, its other key policies or of the laws or regulations of the jurisdictions in which it operates.

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

Business description (continued)

Any failure to maintain, extend, and expand Diageo’s brand image or adapt to a changing media environment may have a material adverse effect on Diageo’s business and financial results.

Diageo faces competition that may reduce its market share and margins

Diageo faces substantial competition from several international companies as well as regional and local companies (including craft breweries and distilleries) in the countries in which it operates and competes with drinks companies across a wide range of consumer drinking occasions. Within a number of categories, the beverage industry has been experiencing continuing consolidation among major global producers, as evidenced by several business combinations of substantial value carried out by significant competitors in recent years. Consolidation is also taking place among Diageo’s customers in many countries. These trends may lead to stronger competitors, increased competitive pressure from customers, negative impacts on Diageo’s distribution network, downward pressure on prices, predatory marketing tactics by Diageo’s competitors and/or a decline in Diageo’s market share in any of these categories. Adverse developments in economic conditions or declines in demand or consumer spending may also result in intensified competition for market share, with potentially adverse effects on sales volume and price. Any of these factors may adversely affect Diageo’s results and potential for growth.

Diageo may not be able to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions, productivity initiatives or inventory forecasting

There can be no assurance that Diageo’s business strategies will result in opportunities for growth and improved margins. Part of Diageo’s growth strategy includes expanding its business in certain emerging market countries where consumer spending in general, and spending on Diageo’s products in particular, has not historically been significant, but where Diageo believes there are strong prospects for growth. There is no guarantee that this strategy will be successful, and some of these markets may represent a higher risk in terms of their changing regulatory environments and higher degrees of uncertainty over levels of consumer spending.

It is also possible that Diageo’s business strategies could give rise to further business combinations, acquisitions, disposals, joint ventures and/or partnerships (including any associated financing or the assumption of actual or potential liabilities, depending on the transaction contemplated). There can be no assurance that any transaction, including the Casamigos transaction announced in June 2017 and described in further detail on page 20 and in note 19 to the consolidated financial statements, will be completed or that any such transaction would deliver the anticipated benefits, cost savings or synergies. The success of any transaction will depend in part on Diageo’s ability to successfully integrate new businesses with Diageo’s existing operations and realise the anticipated benefits of the transaction. Acquisitions may also expose Diageo to liabilities it may not be aware of at the time of the acquisition, for example if acquired companies and businesses do not act, or have not acted, in compliance with applicable laws and regulations. The current and ongoing issues in USL detailed in note 18 to the consolidated financial statements provide an example of integration and legal challenges.

Similarly, there can be no assurance that the global productivity programme implemented by Diageo in order to drive efficiencies and deliver cost savings will deliver the expected benefits, and such programmes may result in significant costs to Diageo or may have other adverse impacts on the business and operations of the Group. Diageo continues to undertake programmes designed to improve the effectiveness and efficiency of end-to-end operations, including changes to organisational structures, business processes and business systems. Disruption caused to business processes as a result of such change could impact Diageo’s operations and lead to adverse customer or consumer reaction. There may also be a risk of impairment charges on goodwill or other intangible assets as well as failure to meet financial targets. Any of the foregoing could have an adverse effect on Diageo’s business and financial results.

Certain of Diageo’s aged product categories may mature over periods of up to 30 years, and forecasts of demand for such products in future periods are subject to significant uncertainty. There is an inherent risk of forecasting error in determining the quantity of maturing stock to lay down in a given year for future consumption as a result of changes in business strategy, market demand and preferences, macroeconomic conditions, introductions of competing products and other changes in market conditions. Any forecasting error could lead to Diageo being unable to meet the objectives of its business strategy, future demand or lead to a future surplus of inventory and consequent write down in value of maturing stocks. If Diageo is unable to accurately forecast demand for its products or efficiently manage its inventory, this may have a material adverse effect on Diageo’s business and financial results.

Business description (continued)

Contamination, counterfeiting or other events could harm the integrity of customer support for Diageo’s brands and adversely affect the sales of those brands

The success of Diageo’s brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally or through deliberate third party action, or other events that harm the integrity of or consumer support for those brands could adversely affect their sales. Diageo purchases most of the raw materials for the production and packaging of its products from third party producers or on the open market. Diageo may be subject to liability if contaminants in those raw materials or defects in the distillation, fermentation or bottling process lead to low beverage quality or illness among, or injury to, Diageo’s consumers, or do not otherwise comply with applicable food safety regulations. Diageo may also recall products in the event of contamination or damage. A significant product liability judgement or a widespread product recall may negatively impact sales and profitability of the affected brand or all Diageo brands for a period of time depending on product availability, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, any resulting negative publicity could adversely affect Diageo’s reputation with existing and potential customers and its corporate and brand image.

Additionally, third parties may sell products which are either counterfeit versions of Diageo brands or inferior brands that look like Diageo brands, and consumers of Diageo brands could confuse Diageo products with such counterfeit products. A negative consumer experience with such a product could cause them to refrain from purchasing Diageo brands in the future and in turn could impair Diageo’s brand equity, adversely affecting Diageo’s business.

Diageo’s business may be adversely affected by increased costs for, or shortages of, talent, or by labour strikes or disputes

Diageo’s business could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Diageo’s success is dependent on the capability of its employees. There is no guarantee that Diageo will continue to be able to recruit, retain and develop personnel possessing the skill sets that it requires to deliver its strategy, for example in relation to sales, marketing and innovation capability within markets or in its senior management. The loss of senior management or other key personnel or the inability to identify, attract and retain qualified personnel in the future could make it difficult to manage Diageo’s operations and could adversely affect Diageo’s business and financial results. In addition, labour strikes, work stoppages or slowdowns within Diageo’s operations or those of Diageo’s suppliers could adversely impact Diageo.

Diageo may be adversely affected by disruption to production facilities, business service centres or information systems, including via cyber-attacks

Diageo operates production facilities around the world. If there was a technical failure or a fire or explosion at one or more of Diageo’s production facilities, this could result in significant damage to the facilities, plant or equipment, their surroundings and/or the local environment and/or injury or loss of life. Such an event could also lead to a loss of production capacity, result in regulatory action or legal liability, or damage Diageo’s reputation.

Diageo has a substantial inventory of aged product categories, principally Scotch whisky and Canadian whisky, which may mature over periods of up to 30 years or more. The maturing inventory is stored primarily in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for those products as such demand arises. There can be no assurance that insurance proceeds would cover the replacement value of Diageo’s maturing inventory or other assets in the event that such assets were lost due to contamination, fire or natural disasters, destruction resulting from negligence or the acts of third parties, or failure of information systems or data infrastructure.

As with all large systems, Diageo’s information systems could be subject to cyber-attacks by outside parties intent on extracting information, corrupting information and/or disrupting business processes. Such unauthorised access could disrupt Diageo’s business and/or lead to loss of assets or to outside parties having access to confidential information, including privileged data or strategic information of Diageo and its employees, customers and consumers. Such information could also be made public in a manner that harms Diageo’s reputation. The concentration of processes in business service centres also means that any sustained disruption to the facility or issue impacting the reliability of the information systems used could impact a large portion of Diageo’s business operations and in some circumstances, could result in property damage, breaches of regulations, litigation, legal liabilities and reparation costs.

Business description (continued)

Diageo’s operations and financial results may be adversely affected by fluctuations in exchange rates and fluctuations in interest rates

Diageo is engaged in an international business that operates in, and makes sales into, countries with different currencies, while its financial results are presented in sterling. As a result, Diageo is subject to foreign currency risk due to exchange rate movements, which will affect the sterling value of its transactions, as well as the translation to sterling of the results and underlying net assets of its operations. In particular, approximately 32% of Diageo’s net sales in the year ended 30 June 2017 were in US dollars, approximately 11% were in euros and approximately 13% were in sterling. Movements in exchange rates used to translate foreign currencies into sterling may have a significant impact on Diageo’s reported results of operations from year to year. Exchange rate fluctuations may also expose Diageo to increased interest expense on borrowings denominated in currencies which appreciate against the sterling. As a result, Diageo’s business and financial results may be adversely affected by fluctuations in exchange rates. Diageo may also be adversely impacted by fluctuations in interest rates, mainly through increased interest expense.

Diageo’s operations and financial results may be adversely affected by movements in the value of assets and liabilities related to its pension plans

Diageo operates a number of pension plans throughout the world, which vary in accordance with local conditions and practices. The majority of these pension plans are defined benefit plans and are funded by payments to separately administered trusts or insurance companies. The ability of these pension plans to meet their pension obligations may be affected by, among other things, the performance of assets owned by these pension plans, the liabilities in connection with the pension plans, the underlying actuarial assumptions used to calculate the surplus or deficit in the plans, in particular the discount rate and long term inflation rates used to calculate the liabilities of the pension funds, and any changes in applicable laws and regulations. For example, Diageo’s deficit in respect of post-employment plans before taxation increased by £934 million from £259 million at 30 June 2015 to £1,193 million at 30 June 2016, primarily as a result of a decrease in returns from corporate bonds used to calculate the discount rates on plan liabilities. This deficit subsequently decreased by £702 million to £491 million at 30 June 2017, primarily as a result of an increase in the market value of assets held by the plans. If there are significant declines in financial markets and/or deterioration in the value of fund assets or changes in discount rates or inflation rates, Diageo may need to make significant contributions to these pension funds in the future.

Furthermore, if the market values of the assets held by Diageo’s pension funds decline, the valuations of assets by the pension trustees decline or the valuation of liabilities in connection with pension plans increase, pension expenses may increase which, as a result, could materially adversely affect Diageo’s financial position. There is no assurance that interest rates or inflation rates will remain constant, that pension fund assets can earn the assumed rate of return annually or that the value of liabilities will not fluctuate; Diageo’s actual experience may be significantly more negative than the assumptions used.

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

Business description (continued)

Diageo may not be able to protect its intellectual property rights

Given the importance of brand recognition to its business, Diageo has invested considerable effort in protecting its intellectual property rights, including trademark registration and domain names. Diageo’s patents cover some of its process technology, including some aspects of its bottle marking technology. Diageo also uses security measures and agreements to protect its confidential information and trade secrets. However, Diageo cannot be certain that the steps it has taken will be sufficient or that third parties will not infringe on or misappropriate its intellectual property rights in its brands or products. Moreover, some of the countries in which Diageo operates offer less intellectual property protection than Europe or North America. Given the attractiveness of Diageo’s brands to consumers, it is not uncommon for counterfeit products to be manufactured and traded in certain jurisdictions. Diageo cannot be certain that the steps it takes to assist the authorities to prevent, detect and eliminate counterfeit products will be effective in preventing material loss of profits or erosion of brand equity resulting from lower quality or even dangerous counterfeit product reaching the market. If Diageo is unable to protect its intellectual property rights against infringement or misappropriation, this could materially harm its future financial results and ability to develop its business.

Risks related to Diageo’s securities

It may be difficult to effect service of US process and enforce US legal process against Diageo and its directors

Diageo is a public limited company incorporated under the laws of England and Wales. The majority of Diageo’s directors and officers, and some of the experts named in this document, reside outside of the United States, principally in the United Kingdom. A substantial portion of Diageo’s assets, and all or a substantial portion of the assets of such persons, are located outside of the United States. Therefore, it may not be possible to effect service of process within the United States upon Diageo or these persons in order to enforce judgements of US courts against Diageo or these persons based on the civil liability provisions of US federal securities laws. There is also doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of civil liabilities solely based on the US federal securities laws. In addition, punitive damages in actions brought in the United States or elsewhere may be unenforceable in England and Wales.

Business description (continued)

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo’s strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	economic, political, social or other developments in countries and markets in which Diageo operates, which may contribute to a reduction in demand for Diageo’s products, decreased consumer spending, adverse impacts on Diageo’s customer, supplier and/or financial counterparties, or the imposition of import, investment or currency restrictions;

•	the negotiating process surrounding, as well as the eventual terms of, the United Kingdom’s exit from the European Union, which could lead to a sustained period of economic and political uncertainty and complexity while detailed withdrawal terms and any successor trading arrangements with other countries are negotiated, finalised and implemented, potentially adversely impacting economic conditions in the United Kingdom and Europe more generally as well as Diageo’s business operations and financial performance;

Business description (continued)

•	changes in consumer preferences and tastes, including as a result of changes in demographics, evolving social trends (including potential shifts in consumer tastes towards locally produced small-batch products), changes in travel, vacation or leisure activity patterns, weather conditions, public health regulations and/or a downturn in economic conditions;

•	any litigation or other similar proceedings (including with customs, competition, environmental, anti-corruption and other regulatory authorities), including litigation directed at the beverage alcohol industry generally or at Diageo in particular;

•	changes in the domestic and international tax environment, including as a result of the OECD Base Erosion and Profit Shifting Initiative and EU anti-tax abuse measures, leading to uncertainty around the application of existing and new tax laws and unexpected tax exposures;

•	the effects of climate change, or legal, regulatory or market measures intended to address climate change, on Diageo’s business or operations, including any impact on the cost and supply of water;

•	changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;

•	legal and regulatory developments, including changes in regulations relating to production, distribution, importation, marketing, advertising, sales, pricing, packaging and labelling, product liability, labour, compliance and control systems, environmental issues and/or data privacy;

•	the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law;

•	the consequences of any failure of internal controls, including those affecting compliance with existing or new accounting and/or disclosure requirements;

•	Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment;

•	increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors or increased competition from regional and local companies, that could negatively impact Diageo’s market share, distribution network, costs and/or pricing;

•	Diageo’s ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions and/or disposals, cost saving and productivity initiatives or inventory forecasting;

•	contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales;

•	increased costs for, or shortages of, talent, as well as labour strikes or disputes;

•	any disruption to production facilities, business service centres or information systems, including as a result of cyber-attacks;

•	fluctuations in exchange rates and/or interest rates, which may impact the value of transactions and assets denominated in other currencies, increase Diageo’s cost of financing or otherwise adversely affect Diageo’s financial results;

•	movements in the value of the assets and liabilities related to Diageo’s pension plans;

•	Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or

•	any failure by Diageo to protect its intellectual property rights.

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

This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and licence to Diageo for use. All rights reserved. © Diageo plc 2017.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

Business review

Operating results 2017 compared with 2016

GROUP FINANCIAL REVIEW

We have delivered a strong sets of results that show progress on all our measures of efficient growth and value creation. Organic net sales growth was broad based and underpinned by volume growth. The everyday focus on efficiency through our productivity programme contributed to organic operating margin expansion across all regions. Our discipline in converting profit to cash and reducing working capital has enabled us to significantly improve free cash flow. I am confident that with the progress we have made and the high performance culture we are building in the business we can continue to drive strong growth.

Kathryn Mikells,

Chief Financial Officer

Reported net sales were up 15% as favourable exchange and organic growth more than offset the adverse impact from prior year disposals
Reported operating profit was up 25% driven by favourable exchange, organic growth and lower exceptional operating charges
Organic results improved with volume growth of 1.1%
Organic net sales growth of 4.3%
Organic operating profit grew 5.6%
Net cash from operating activities was £3.1bn
Free cash flow continued to be strong at £2.7bn up £566 million on last year
Basic eps of 106.0 pence was up 18%
Eps before exceptional items increased 21% to 108.5 pence

Business review (continued)

Volume Net sales(i) Operating profit(ii) Operating profit before exceptionals (iii) North America Europe Africa Latin America and Caribbean Asia Pacific

(i)	Excluding corporate net sales of £46 million (2016 – £36 million).
(ii)	Excluding net corporate operating costs of £189 million (2016 – £150 million).
(iii)	Excluding exceptional operating charges of £42 million (2016 – £167 million) and net corporate operating costs of £189 million (2016 – £150 million).

Summary financial information		2017	2016
Volume	EUm	242.2	246.4
Net sales	£ million	12,050	10,485
Marketing	£ million	1,798	1,562
Operating profit before exceptional items	£ million	3,601	3,008
Exceptional operating items(i)	£ million	(42)	(167)
Operating profit	£ million	3,559	2,841
Share of associates and joint ventures profit after tax	£ million	309	221
Exceptional non-operating items(i)	£ million	20	123
Net finance charges	£ million	329	327
Tax rate	%	20.6	17.4
Tax rate before exceptional items	%	20.6	19.0
Discontinued operations (after tax)(i)	£ million	(55)	—
Profit attributable to parent company’s shareholders	£ million	2,662	2,244

Basic earnings per share	pence	106.0	89.5
Earnings per share before exceptional items	pence	108.5	89.4
Recommended full year dividend	pence	62.2	59.2

(i)	For further details of exceptional items see pages 218-221 and discontinued operations see page 227.

Growth by region	Volume %	Net sales %	Marketing %	Operating profit %	Operating profit before exceptional items %
North America	1	17	19	22	22
Europe, Russia and Turkey	1	11	10	13	17
Africa	3	11	16	3	3
Latin America and Caribbean	2	21	17	209	26
Asia Pacific	(6)	17	14	38	23
Diageo(ii)	(2)	15	15	25	20

Organic growth by region	Volume %	Net sales %	Marketing %	Operating profit(i) %
North America	2	3	4	4
Europe, Russia and Turkey	3	5	3	8
Africa	3	5	5	10
Latin America and Caribbean	2	9	4	15
Asia Pacific	(1)	3	—	4
Diageo(ii)	1	4	3	6

(i)	Before exceptional items.
(ii)	Includes Corporate. In the year ended 30 June 2017 corporate net sales were £46 million (2016 – £36 million). Net corporate operating costs were £189 million (2016 – £150 million).

Business review (continued)

Key performance indicators

Net sales (£ million)

14.9% increase in reported net sales aided by favourable exchange

Organic net sales growth of 4.3% with 1.1% volume growth and positive price/mix

364 12,050 1,359 124 (282) 10,485 Organic movement 2016 2017 Exchange(i) Volume Acquisitions and disposals Price/mix

(i)	Exchange rate movements reflect the translation of prior year reported results at current exchange rates.

Net sales grew 14.9%, driven by favourable exchange and organic net sales growth which more than offset the impact from the prior year disposal of non-core assets.

Organic volume growth of 1.1% and 3.2% positive price/mix drove 4.3% organic net sales growth across all regions.

Operating profit (£ million)

Reported operating profit growth of 25.3%

Organic operating profit growth of 5.6%

19bps 57bps 29.5% 47bps 36bps (39)bps 124bps Organic movement 27 .1% 2016 2017 Exceptional operating items Gross margin Exchange Marketing Acquisitions and disposals Other operating expenses

Business review (continued)

Reported operating profit was up 25.3% largely driven by favourable exchange, organic growth and lower exceptional operating charges. Organic operating profit was up 5.6%.

Acquisitions and disposals

The impact of acquisitions and disposals on the reported figures was primarily attributable to the prior period disposals of non-core assets, including the Desnoes & Geddes Limited beer business based in Jamaica and the group’s wine businesses in the United States and United Kingdom. The year on year net impact from acquisitions and disposals on net sales was £(282) million and on operating profit was £(43) million.

Diageo announced the acquisition of super premium tequila Casamigos on 21 June 2017 for an initial consideration of $700 million (£538 million), with a further potential $300 million (£230 million) based on Casamigos performance linked targets being met over the next ten years. The transaction is expected to complete in the second half of calendar 2017, subject to regulatory approval.

Operating margin (%)

Reported operating margin growth of 244bps

Organic operating margin grew by 37bps

19bps 57bps 29.5% 47bps 36bps (39)bps 124bps Organic movement 27 .1% 2016 2017 Exceptional operating items Gross margin Exchange Marketing Acquisitions and disposals Other operating expenses

Business review (continued)

Reported operating margin improved by 244bps driven by the comparison against the prior period exceptional operating charge, favourable exchange, the disposal of lower margin non-core assets and organic operating margin improvement. Organic operating margin improved 37bps driven by our productivity programme which enabled gross margin expansion, marketing efficiencies and overhead savings. The negative impact of other operating expenses arose primarily from lapping the profit on the sale of United Breweries Limited shares and the sale of surplus land, partially mitigated by productivity efficiencies in overheads.

Basic earnings per share (pence)

Basic eps increased 18% from 89.5 pence to 106.0 pence

Eps before exceptional items increased 21% from 89.4 pence to 108.5 pence

3.5 7.6 17.8 (0.1) 106.0 89.5 (1.8) (7.3) (0.4) (0.2) (0.4) (2.2) 2016 2017 Exceptional items after tax Associates and joint ventures Discontinued operations after tax Net nance charges Exchange on operating prot Tax Acquisitions and disposals Non-controlling interests Organic operating prot growth (i) Other (i) Excluding exchange

(i)	Excluding exchange

Basic eps was impacted by net exceptional charges in the current year compared to exceptional income in the prior year and a charge in respect of an agreement with the UK Thalidomide Trust accounted for in discontinued operations.

Eps before exceptional items increased 19.1 pence as favourable exchange, organic operating profit growth and higher income from associates more than offset the negative impact from a higher tax charge and the exchange impact on reported tax.

Net cash from operating activities and free cash flow (£ million)

Net cash from operating activities(i) was £3,132 million, an increase of £584 million compared to the same period last year.

204 199 2,663 446 2,097 (233) (27) (23) 2016 2017 Capex Working capital Exchange(ii) Interest and tax Operating profit(ii) Other(iv)

Business review (continued)

Free cash flow was £2,663 million, an increase of £566 million.

204 199 2,663 446 2,097 (233) (27) (23) 2016 2017 Capex Working capital Exchange(ii) Interest and tax Operating prot(ii) Other(iv) (i) Net cash from operating activities excludes net capex, loans and other investments ((L469) million in 2017 (L451) million in 2016) (ii) Exchange on operating profit before exceptional items. (iii) Operating prot excluding exchange, depreciation and amortisation, post employment payments and non cash items but including operating exceptional items. (iv) Other items include post employment payments, dividends received from associates and joint ventures, loans and other investments and discontinued operations.

(i)	Net cash from operating activities excludes net capex, loans and other investments ((£469) million in 2017 – (£451) million in 2016)
(ii)	Exchange on operating profit before exceptional items.
(iii)	Operating profit excluding exchange, depreciation and amortisation, post employment payments and non cash items but including operating exceptional items.
(iv)	Other items include post employment payments, dividends received from associates and joint ventures and discontinued operations. In respect of free cash flow other items also include loans and other movements.

Net cash from operating activities increased by £584 million driven by favourable exchange, higher organic operating profit growth and favourable working capital movement, partially offset by higher tax payment.

Free cash flow improved £566 million in the year ended 30 June 2017 driven by favourable exchange, higher organic operating profit growth and favourable working capital movement, partially offset by higher tax payments. The improvement in working capital is primarily driven by lower debtors due to focus on efficient debtor management and reduction in overdue debt.

Business review (continued)

Return on invested capital (ROIC) %

The return on closing invested capital of 23.5% for the year ended 30 June 2017, calculated as profit for the year divided by net assets as of 30 June 2017, increased by 30bps principally due to favourable exchange impact and profit increase.

Return on average invested capital (%)(i) increased 175 bps

17bps 86bps 12bps 13.8% 3bps (35)bps 92bps 12.1% 2016 2017 Exchange Associates and joint ventures Acquistions and disposals Tax Organic operating prot Other (i) ROIC calculation excludes exceptional items.

(i)	See pages 147-148 for calculation of ROIC used by Diageo.

ROIC before exceptional items increased 175bps mainly driven by favourable exchange and organic operating profit growth, partially offset by higher tax charges.

Business review (continued)

Income statement

	2016 £ million	Exchange (a) £ million	Acquisitions and disposals (b) £ million	Organic movement(ii) £ million	2017 £ million
Sales	15,641	1,978	(332)	827	18,114
Excise duties	(5,156)	(619)	50	(339)	(6,064)

Net sales	10,485	1,359	(282)	488	12,050
Cost of sales	(4,251)	(525)	219	(123)	(4,680)

Gross profit	6,234	834	(63)	365	7,370
Marketing	(1,562)	(193)	8	(51)	(1,798)
Other operating expenses(i)	(1,664)	(195)	12	(124)	(1,971)

Operating profit before exceptional items	3,008	446	(43)	190	3,601
Exceptional operating items (c)	(167)				(42)

Operating profit	2,841				3,559
Non-operating items (c)	123				20
Net finance charges	(327)				(329)
Share of after tax results of associates and joint ventures	221				309

Profit before taxation	2,858				3,559
Taxation (d)	(496)				(732)

Profit from continuing operations	2,362				2,827
Discontinued operations (c)	–				(55)

Profit for the year	2,362				2,772

(i)	Before exceptional operating items, see note (c) below.
(ii)	For the definition of organic movement see page 142.

Business review (continued)

(a) Exchange

The impact of movements in exchange rates on reported figures is principally in respect of the weakening of sterling against the US dollar, the euro, the Kenyan schilling and the Indian rupee, partially offset by strengthening against the Nigerian naira.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2017 is set out in the table below.

Gains/ (losses) £ million
Translation impact	323
Transaction impact	123

Operating profit before exceptional items	446

Net finance charges – translation impact	(28)
Mark to market impact of IAS 39 on interest expense	12
Impact of IAS 21 and IAS 39 on net other finance charges	(6)

Net finance charges	(22)
Associates – translation impact	34

Profit before exceptional items and taxation	458

	Year ended 30 June 2017	Year ended 30 June 2016
Exchange rates
Translation £1 =	$1.27	$1.48
Transaction £1 =	$1.45	$1.55
Translation £1 =	€1.16	€1.34
Transaction £1 =	€1.22	€1.28

(b) Acquisitions and disposals

The impact of acquisitions and disposals on the reported figures was primarily attributable to the disposals of Desnoes & Geddes Limited (D&G), the Red Stripe business in Jamaica, on 7 October 2015 and the group’s wine businesses in the United States and the UK Percy Fox wine business on 1 January 2016.

(c) Exceptional items

Exceptional operating charges in the year ended 30 June 2017 were £42 million before tax, a decrease of £125 million against last year.

In the year ended 30 June 2017, £33 million was charged to exceptional items in respect of a Turkish Competition Authority investigation into certain of Mey İçki’s trading practices in Turkey.

During the year ended 30 June 2017 United Spirits Limited received a claim, followed by a debit note, from a customer in India in respect of differential pricing charged over a number of years in respect of products sold to that customer primarily for the period prior to the acquisition of United Spirits Limited by Diageo. While challenging the amount of the claim and contesting it, the group has made a provision of £32 million in exceptional items against the current receivable from the customer.

Business review (continued)

On 25 February 2016, the group incurred an exceptional operating charge of £49 million including a £53 million payment to Dr Vijay Mallya (Dr Mallya) over a five year period. In the year ended 30 June 2016 a payment of £28 million was made to Dr Mallya. In the year ended 30 June 2017 owing to various reasons, including breaches of several provisions of the 25 February 2016 Agreement by Dr Mallya, Diageo believes that it was not liable to pay the $7 million (£5 million) instalment in February 2017 under that agreement and considers it very unlikely that it will become liable to pay future instalments in subsequent years and accordingly the outstanding provision of £23 million was credited back to the income statement.

In addition, in the year ended 30 June 2016 exceptional operating charges also included an exceptional impairment charge of £118 million in respect of the Ypióca brand and related tangible fixed assets and goodwill allocated to the Paraguay, Uruguay and Brazil (PUB) cash-generating unit.

Non-operating items in the year ended 30 June 2017 were a net gain of £20 million before tax compared to a gain of £123 million before tax in the comparative period, a decrease of £103 million.

Non-operating items in the year ended 30 June 2017 comprised a net gain of £20 million in respect of the sale of Diageo’s wine interests in the United States arising from the release of Diageo from a guarantee in respect of the vineyards, net of the settlement of the net working capital balance with Treasury Wine Estates on the date of disposal.

Non-operating items of £123 million in the year ended 30 June 2016 comprised:

•	a loss of £191 million in the period in respect of the sale of the majority of Diageo’s wine interests in the United States and its UK based Percy Fox businesses.

•	a loss of £38 million in respect of the sale of Diageo’s interests in Argentina to Grupo Peñaflor.

•	a loss of £27 million in respect of sale of Diageo’s equity interests in Diageo’s South African associate interests.

•	a gain of £14 million in respect of sale of Diageo’s equity interests in Central Glass Industries Limited (CGI), a Kenyan glass bottle manufacturer.

•	a gain of £457 million in respect of the sale of Diageo’s 57.87% shareholding in the group’s Jamaican Red Stripe business and a 49.99% stake in Diageo’s Singapore and Malaysian beer businesses.

•	a provision for a guarantee provided by Diageo for a loan of £92 million given by Standard Chartered Bank (SCB) to Watson Limited. The underlying security package for the loan remains in place.

Following an agreement reached in December 2016 with the UK Thalidomide Trust, discontinued operations comprised £55 million (net of deferred tax of £9 million), of additional amounts payable to the Trust, updates to the discount and inflation rates applied to the existing thalidomide provision and legal costs. Cash payments in the year ended 30 June 2017 in respect of the agreement were £31 million.

(d) Taxation

The reported tax rate for the year ended 30 June 2017 was 20.6% compared with 17.4% for the year ended 30 June 2016. The tax rate before exceptional items for the year ended 30 June 2017 was 20.6% compared with 19.0% in the prior year. As for most multinationals the current tax environment is creating increased levels of uncertainty. The current expectation is that the tax rate before exceptional items for the year ending 30 June 2018 will be approximately 21%.

(e) Dividend

The group aims to increase the dividend at each half-year and the decision as to the rate of the dividend increase is made with reference to dividend cover as well as the current performance trends including top and bottom line together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2016 dividend cover was 1.5 times. The recommended final dividend for the year ended 30 June 2017 is 38.5 pence, an increase of 5% consistent with the interim dividend. This brings the full year dividend to 62.2 pence per share and dividend cover to 1.7 times. It is expected to maintain dividend increases at roughly a mid-single digit rate until cover is back in range.

Business review (continued)

Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and ADRs on the register as of 11 August 2017. The ex-dividend date for the holders of the ordinary shares is 10 August 2017, and 9 August 2017 for US ADR holders. The final dividend will be paid to shareholders on 5 October 2017. Payment to US ADR holders will be made on 11 October 2017. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 14 September 2017.

(f) Share buyback

The group aims to maintain a leverage ratio of between 2.5-3.0 times adjusted net debt (net borrowings aggregated with net post employment deficit) to EBITDA (excluding exceptional operating items). This enables the group to support the growth of the business while achieving an efficient cost of capital. Diageo closed the year with an adjusted net debt to EBITDA ratio of 2.0 times driven by strong cash flow performance. The group has now fallen below the target range and generated surplus capital. Consequently, on 26 July 2017 the board approved a share buyback programme to return up to £1.5 billion to shareholders during the year ending 30 June 2018.

Movement in net borrowings and equity

Movement in net borrowings	2017 £ million	2016 £ million
Net borrowings at the beginning of the year	(8,635)	(9,527)
Free cash flow (a)	2,663	2,097
Acquisition and sale of businesses (b)	(83)	1,047
Proceeds from issue of share capital	1	1
Net purchase of own shares for share schemes (c)	(41)	(1)
Dividends paid to non-controlling interests	(83)	(101)
Purchase of shares of non-controlling interests	—	(21)
Repayment of bonds (d)	(1,234)	(1,003)
Net movements in other borrowings (e)	414	(233)
Equity dividends paid	(1,515)	(1,443)

Net increase in cash and cash equivalents	122	343
Net decrease in bonds and other borrowings	820	1,236
Exchange differences (f)	(205)	(725)
Borrowings disposed through sale of businesses	—	14
Other non-cash items	6	24

Net borrowings at the end of the year	(7,892)	(8,635)

(a) See page 146 for the analysis of free cash flow.

(b) In the year ended 30 June 2017 acquisitions and sale of businesses included the settlement of the guarantee in respect of the US wines disposal partially offset by the working capital settlement received from Treasury Wine Estates.

In the year ended 30 June 2016 acquisitions and sale of businesses include the disposal of the group’s shareholdings in its Jamaican Red Stripe business and Malaysian beer business, the disposal of the group’s wine interests in the United States and its UK based Percy Fox wine business, the disposal of the group’s equity stake in its South African associate interests and the proceeds from the sale of CGI, a Kenyan glass manufacturer.

(c) Net purchase of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £102 million (2016 – £47 million) less receipts from employees on the exercise of share options of £61 million (2016 – £46 million).

(d) In the year ended 30 June 2017, the group repaid bonds of $1,600 million (£1,234 million). In the comparable period the group repaid bonds of $1,500 million (£1,003 million).

(e) In the year ended 30 June 2017 the net movement in other borrowings principally arose from the settlement of cross currency interest rate swaps and cash movements on foreign currency swaps and forwards.

Business review (continued)

(f) Increase in net borrowings of £205 million is primarily driven by the adverse exchange differences on US dollar and euro denominated borrowings partially offset by a favourable movement on foreign exchange swaps and forwards.

Movement in equity	2017 £ million	2016 £ million
Equity at the beginning of the year	10,180	9,256
Profit for the year	2,772	2,362
Exchange adjustments (a)	36	875
Net remeasurement of post employment plans	644	(856)
Tax on post employment plans	(122)	166
Exchange recycled to the income statement (b)	—	51
Fair value movements on available-for-sale investments	—	(20)
Purchase of shares of non-controlling interests	—	(21)
Disposal of non-controlling interest	—	(24)
Dividends to non-controlling interests	(83)	(101)
Dividends paid	(1,515)	(1,443)
Other reserve movements	116	(65)

Equity at the end of the year	12,028	10,180

(a) Movement in the year ended 30 June 2017 primarily arose from exchange gains in respect of the Indian rupee, US dollar and the euro, partially offset by an exchange loss in respect of the Turkish lira.

(b) In the year ended 30 June 2016 exchange losses of £51 million were recycled to the income statement in respect of disposals.

Post employment plans

The deficit in respect of post employment plans before taxation decreased by £702 million from £1,193 million at 30 June 2016 to £491 million at 30 June 2017. The decrease primarily arose due to an increase in the market value of the assets held by the post employment schemes partially offset by an increase in long term inflation rates (UK RPI from 2.8% to 3.2%, UK CPI from 1.8% to 2.2% and Ireland CPI from 1.4% to 1.6%). Total cash contributions by the group to all post employment plans in the year ending 30 June 2018 are estimated to be approximately £200 million.

Business review (continued)

North America

North America, the largest market for premium drinks in the world, represents about a third of our net sales and around half of operating profit. The consumer is at the center of everything we do and we are focused on sustainable growth through our strategy of getting the right brands in the right occasions at the right price. The demographic and economic trends in North America are in our favour and the industry is projected to grow in line with performance seen over the past several years.

Net sales by markets Net sales by categories Net sales by price points (%) (%) (%) US Spirits Other Spirits(i) Ready to drink Value Super premium DBC USA (principally Beer Other Standard Ultra premium Travel Retail) Canada Premium

(i)	excluding RTDs

Key financials	2016 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	2017 £ million	Reported movement %
Net sales	3,565	588	19	(132)	121	4,161	17
Marketing	541	86	—	(9)	24	642	19
Operating profit	1,551	270	15	(13)	76	1,899	22

(i)	Reclassification comprise changes to a reallocation of the results of the Travel Retail operations to the geographical regions.

Our markets

The North America business is headquartered in Norwalk, Connecticut, and comprises US Spirits, Diageo Beer Company USA (DBC USA) and Diageo Canada.

Supply operations

We have nine bottling, distilling, blending and maturation sites including operations in Plainfield, Illinois; Amherstburg, Ontario; Valleyfield, Quebec; Relay, Maryland; Gimli, Manitoba; Tullahoma, Tennessee and Shelbyville and Louisville, Kentucky. Over the last five years, we have made significant changes to our supply footprint in North America as we focus on continuously improving efficiency across our supply chain. In addition to opening a brand new distillery in Shelbyville, Kentucky – the home of Bulleit Frontier Whiskey – we have recently received approval to construct a Guinness brewery and brew pub at our existing site in Relay, Maryland.

Route to consumer

The route to consumer in the United States is through the three-tier system and we distribute our products through approximately 40 spirits distributors and brokers, and more than 400 beer distributors. We have a unique route to consumer for our spirits business in the United States, with approximately 3,000 dedicated distributor sales people focused only on Diageo and Moët Hennessy spirits brands. We have consolidated our US Spirits business into single distributors or brokers in 41 states and the District of Columbia, representing more than 80% of our US Spirits volume.

Business review (continued)

The US Spirits business operates through three divisions in open states where we sell to distributors who then sell to retailers, and through two divisions in control states where we sell to the state, which in turn sells to state or agency stores and on premise retailers. DBC USA sells and markets brands including Guinness and Smirnoff Ice. Beer distribution generally follows the three-tier open state regulations across the United States. Diageo Canada distributes our portfolio of spirits and beer brands across all Canadian provinces, which generally operate through a provincial control system. Diageo Canada operates through a single broker with a dedicated sales force handling our brands in the country. National brand strategy, strategic accounts marketing and corporate functions are managed at the North America level.

Sustainability and responsibility

Core to our success in North America, our largest market, is our reputation as a leading voice on responsible drinking. We have some industry firsts to our name, for example including nutritional information on our Crown Royal packaging, following our 12-year campaign for alcohol companies to be allowed to include alcohol content and nutritional information per serve on packaging (passed in 2015). In 2016 we launched an innovative virtual film designed to prevent drink driving and an online version of our DRINKiQ training course to encourage responsible choices.

As a producer in the region, we are looking at our impact across the whole supply chain. This includes how we work to support diversity amongst our supply base, tracking ownership as part of promoting greater diversity. We are also ensuring our environmental performance at our new Bulleit distillery in Kentucky matches the leading performance of our existing distilleries – in carbon and water management as well as waste and other environmental impacts. The distillery is using green electricity and has enough solar panels on site to power all electricity-powered forklifts and utility vehicles.

Performance

Net sales

Net sales were £4,161 million in the year ended 30 June 2017 an increase of £596 million compared to net sales of £3,565 million in the year ended 30 June 2016. Net sales were favourably impacted by exchange rate movements of £588 million primarily due to the strengthening of the US dollar against sterling, organic growth of £121 million (see further performance analysis below) and the reallocation of the results of the Travel Retail operations of £19 million partially offset by a loss of £132 million of net sales due to disposal of the wine businesses in the United States in January 2016.

Operating profit

Operating profit was £1,899 million in the year ended 30 June 2017 an increase of £348 million compared to operating profit of £1,551 million in the year ended 30 June 2016. Operating profit benefited £270 million from exchange rate movements due to the strengthening of the US dollar, organic growth of £76 million and the reallocation of the result of the Travel Retail operations of £15 million partially offset by the loss of £13 million operating profit on the disposal of the wine businesses in the United States in January 2016.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

North America delivered net sales growth of 3% with full year performance improving in US Spirits and Diageo Beer Company USA (DBC USA), and Canada continuing to grow. Full year depletion and net sales growth in US Spirits was 3%. Share gains were achieved in all key categories, except vodka. North American whisk(e)y, scotch and tequila delivered the strongest category performance. North American whisk(e)y net sales grew 12% as momentum on Crown Royal and Bulleit continued. Scotch grew 8% driven by Johnnie Walker Black Label, Buchanan’s and reserve variants. Captain Morgan and Baileys performance improved versus last year. Vodka net sales declined 8% primarily driven by Cîroc and Ketel One. Smirnoff depletion volume was flat but net sales were down as we continued to focus on inventory management and made price adjustments in the first half. DBC USA net sales grew 3% with ready to drink growing and beer flat. Net sales in Canada were up 3%. Marketing in North America increased 4%, growing ahead of net sales with increased activity on core brands in the second half. Operating margin increased 51bps as positive mix and productivity initiatives delivered gross margin expansion with zero based budgeting and organisational effectiveness changes driving lower overhead cost, partially offset by increased marketing.

Business review (continued)

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
North America	2	1	3	17

US Spirits	2	1	3	17
DBC USA	2	(4)	3	12
Canada	2	2	3	17

Spirits(i)	1	1	3	20
Beer	(1)	(9)	—	8
Ready to drink	4	4	4	21

Global giants and local stars and reserve(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Crown Royal		10	12	30
Smirnoff		(1)	(2)	15
Captain Morgan		4	4	21
Johnnie Walker		3	6	23
Ketel One vodka		(3)	(6)	9
Cîroc		(13)	(15)	(1)
Baileys		3	2	19
Guinness		—	1	18
Tanqueray		(1)	(1)	15
Don Julio		16	19	39
Bulleit		22	23	43
Buchanan’s		12	7	25

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement.

•	Net sales in US Spirits were up 3%. Diageo maintained its leadership position in the North American whisk(e)y category in the United States with Crown Royal and Bulleit delivering strong net sales growth and continued share gains. Crown Royal net sales increased 13% with the launch of Crown Royal Vanilla and the continued growth of Crown Royal Deluxe and Crown Royal Regal Apple. Johnnie Walker net sales grew 8% with growth in Johnnie Walker Black Label and reserve variants driven by the successful ‘Keep Walking America’ platform, scaled up liquid on lips and focus on gifting. Scotch malts grew 9% with the launch of The Singleton and Lagavulin benefiting from the award winning ‘My Tales of Whisky’ partnership with Nick Offerman. Vodka decline was driven primarily by Cîroc and Ketel One declining 15% and 6%, respectively. Cîroc performance was primarily impacted by the lapping of the successful Apple flavour innovation with a smaller Mango launch and a decline in legacy flavours. Smirnoff depletion volume was flat and brand equity scores improved as consumers were reminded that it is a quality vodka at a great price through a new campaign involving celebrity influencers and activation against millennials and multi-cultural consumers. Captain Morgan made strong share gains in a weak rum category as it encouraged consumers to ‘Live like a Captain’ through its new campaign, innovated with the launch of LocoNut and new signature serve ‘Morgan Mule’. Don Julio net sales grew 20% building on the momentum of last year. Tanqueray gin and Baileys grew net sales and continued category share gains.
•	DBC USA net sales increased 3% with ready to drink growing 5% and beer flat. Ready to drink growth was driven by strong growth of Smirnoff Ice which benefited from a packaging and liquid renovation, activation against the football consumption occasion and the launch of two new flavours of Smirnoff Ice Spiked, as well as the launch of Smirnoff Spiked Sparkling Seltzer. Guinness net sales grew 1% offsetting declines on Smithwick’s ale and Harp lager.
•	Net sales in Canada grew 3%, driven by growth in Smirnoff, Crown Royal, Johnnie Walker and ready to drink. Smirnoff grew 5% through its continued association with music through the Smirnoff Sound Collective and increased digital presence in search. Crown Royal continued to benefit from the ‘We Make Whisky The Canadian Way’ campaign, which highlights the brand’s quality and craftmanship and from the launch of Crown Royal Vanilla. Ready to drink growth was driven by Smirnoff which benefited from packaging renovation and launch of new flavours.
•	Marketing grew 4% with increased activity on core brands in the second half funded partially from productivity initiatives.

Business review (continued)

Europe, Russia and Turkey

Diageo is the largest premium drinks business in Europe. Within the geography of Europe there are three markets: Europe, Russia and Turkey. In Europe consumer marketing programmes are developed at a market level to drive consistency, efficiency and scale across all countries. In Russia we are driving our premium core, standard and value brands and reserve portfolio, whilst in Turkey, we use our local businesses’ route to consumer to drive growth in international premium spirits. In Europe our reputation as a trusted and respected company and for groundbreaking innovation, is key to our ability to attract and retain the people we need to deliver our Performance Ambition.

Net sales by markets Net sales by categories Net sales by price points (%) (%) (%) Europe Other Spirits(i) Ready to drink Value Super premium Russia (principally Beer Other Standard Ultra premium Turkey Travel Retail) Premium

(i)	excluding RTDs

Key financials	2016 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	2017 £ million	Reported movement %
Net sales	2,544	211	37	(96)	128	2,824	11
Marketing	404	22	5	(2)	14	443	10
Operating profit before exceptional items	801	64	14	(10)	67	936	17
Exceptional operating items(ii)	—					(33)

Operating profit	801					903	13

(i)	Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions and the results of Lebanon, other Middle Eastern and North African countries which were formerly reported in Asia Pacific and Africa geographical regions now being included in Europe, Russia and Turkey.
(ii)	For further details of exceptional operating items see pages 218-221.

Our markets

Europe comprises Great Britain, Ireland, France, Continental Europe (including Northern Europe, Germany, Austria and Switzerland, Poland, Iberia, the Mediterranean and the Europe Partner Markets distribution businesses), while Russia and Turkey are standalone markets. Europe is managed as a single market with country teams focusing on sales and customer marketing execution.

Supply operations

The International Supply Centre (ISC) comprises the supply operations in the United Kingdom, Ireland and Italy. The group owns 29 whisky distilleries in Scotland, a Dublin based brewery, maturation and packaging facilities in Scotland, England, Ireland and Italy. The ISC exports whisky, vodka, gin, rum, beer, wine, cream liqueurs, and other spirit-based drinks to over 180 countries. Through our planned £1 billion investment in Scotch whisky production and inventory, distilling capacity has increased by over 25% since 2012. Raki, vodka and wine are produced at a number of sites in Turkey and Smirnov vodka and other local brands are produced in Russia.

Business review (continued)

Route to consumer

In Great Britain we sell and market our products through Diageo GB (spirits, beer and ready to drink) and Justerini & Brooks Fine Wines (wines private clients). Products are distributed through independent wholesalers and directly to retailers. In the on-trade, products are sold through major brewers, multiple retail groups and smaller regional independent brewers and wholesalers.

In the Republic of Ireland and Northern Ireland, Diageo sells and distributes directly to the on-trade and the off-trade as well as wholesalers. In France our products are sold through a joint venture arrangement with Moët Hennessy. In Continental Europe, we distribute our spirits brands primarily through our own distribution companies. Europe Partner Markets distributes our beer brands in mainland Europe, focusing on Germany, Russia and France, our largest mainland European beer markets.

In Russia we operate through wholly owned subsidiaries.

In Turkey, we sell our products via the distribution network of Mey İçki, our wholly owned subsidiary. Mey İçki distributes both local brands (raki, other spirits and wine) and Diageo’s global spirits brands.

Sustainability and responsibility

Concern over harmful drinking is high on the public agenda in this region, so our work to promote responsible drinking is both a key issue and a key strength. Our responsible drinking programmes aim to tackle key issues of drink driving, underage drinking and heavy episodic drinking. For example, our Smashed programme in Great Britain brings theatre to schools to discourage underage drinking, and we work with retailers from Tesco in the UK to Auchan in Italy to provide consumer information about responsible drinking. This focus is at the heart of our Learning for Life programme, which is helping to train a new generation of people in the hospitality industry in Europe. Of those taking part, more than 70% secured lasting employment within 12 months of completing the programme.

Our manufacturing operations, notably our distilleries in Scotland and our Guinness brewery in Ireland, aim for leadership in safety standards and environmental sustainability. Our plans for a new distillery at St James’s Gate in Dublin include the same high standards of environmental performance and management that we expect from any of our new facilities, and build on the leading performance of the new Brewhouse at St James’s Gate.

Performance

Net sales

Net sales were £2,824 million for the year ended 30 June 2017 an increase of £280 million compared to net sales of £2,544 million in the year ended 30 June 2016. Net sales were favourably impacted by exchange rate movements of £211 million primarily due to the strengthening of the euro against sterling, organic growth of £128 million (see further performance analysis below) and the net of £37 million due to the reallocation of the result of the Travel Retail operations and the transfer of Lebanon, other Middle East countries and North African countries which were formerly reported in the Asia Pacific and Africa regions respectively and for the year ended 30 June 2017 are included in the Europe, Russia and Turkey region, partially offset by the loss of £96 million of net sales following the disposal of the Percy Fox wine business in January 2016.

Operating profit

Operating profit was £903 million in the year ended 30 June 2017 an increase of £102 million compared to operating profit of £801 million in the year ended 30 June 2016. Operating profit benefited by £64 million from exchange rate movements due to the strengthening of the euro, organic growth of £67 million and the net of £14 million due to the reallocation of the result of the Travel Retail operations and the transfer of Lebanon, other Middle East countries and North African countries which were formerly reported in the Asia Pacific and Africa regions respectively and for the year ended 30 June 2017 are included in the Europe, Russia and Turkey region, partially offset by the loss of £10 million operating profit following the disposal of the Percy Fox wine business in January 2016. In the year ended 30 June 2017 a provision of £33 million was made in exceptional items in respect of the Competition authority in Turkey. There were no exceptional operating charges in the year ended 30 June 2016.

Business review (continued)

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

The region delivered 5% net sales growth reflecting continued strong performance in Europe and good net sales growth in Russia and Turkey. In Europe, net sales were up 4% with Continental Europe and Great Britain the main contributors. Europe continued to gain share in spirits, taking 20bps over the year. Strong performance on Johnnie Walker, Baileys and Captain Morgan continued. Tanqueray had double digit growth in most countries across Europe and Guinness net sales were up 2% supported by innovations from the ‘The Brewers Project’. Strong performance in reserve brands continued with 9% growth. In Russia, whilst the prior year price increases continued to impact performance with volume down 4%, net sales grew 7% with share gains in Bell’s and Johnnie Walker. In Turkey, volumes were down 2% but net sales grew 4%, also driven by price rises following excise increases. Gross margins were up across the three markets driven by positive mix in Europe and price in Russia and Turkey. Operating margin in the region increased 91bps driven mainly by positive price/ mix and ongoing productivity initiatives partially offset by other one off operating costs.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Europe, Russia and Turkey	3	1	5	11

Europe	3	—	4	9
Russia	(4)	(4)	7	41
Turkey	(2)	(2)	4	6

Spirits(i)	3	4	5	15
Beer	2	(1)	2	10
Ready to drink	(2)	(2)	(3)	5

Global giants and local stars(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Guinness		2	2	10
Johnnie Walker		10	10	34
Smirnoff		(2)	(4)	2
Baileys		8	6	16
Yenì Raki		(2)	4	5
Captain Morgan		14	12	23
JeB		2	—	14
Tanqueray		33	29	43

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement except Johnnie Walker 19% and JeB 3% which were impacted by the reclassification of Middle Eastern and North African countries to the region.

•	In Europe net sales were up 4%:
•	In Great Britain, net sales grew 3%. Tanqueray grew strong double digit due to expanded distribution, gaining share of 80bps in the gin category. Captain Morgan grew 6%, taking 300bps of share and gained category leading status. Innovation success with Hop House 13 Lager and Smirnoff Cider also contributed to growth this year. Reserve brands were up 15% driven by Tanqueray and the launch of Haig Club Clubman. Smirnoff gained share due to momentum of the ‘We’re Open’ platform but net sales fell 7%, due to changes in the commercial footprint leading to efficiencies including inventory reduction.

Business review (continued)

•	Net sales in Ireland were flat. Guinness net sales were up 2% driven by continued success of Hop House 13 Lager, offset by other beer brands where net sales declined 4%. Net sales growth in spirits of 10% was driven by Gordon’s and Smirnoff.
•	In France, net sales were flat. Continued strong performance in Captain Morgan and Zacapa, was offset by weakness in JeB and Smirnoff including ready to drink.
•	In Continental Europe, net sales were up 7%:
•	Net sales in Iberia were up 7% due to changes in the commercial footprint in the prior year and Scotch share gain in a growing scotch category, with Johnnie Walker net sales growth of 7% and JeB returning to growth of 3%. Tanqueray net sales were up 9% in a growing gin category.
•	In Germany, Austria and Switzerland, net sales grew 10% driven by double digit growth in Baileys, Johnnie Walker and Tanqueray, all achieving share gains in their respective categories.
•	Benelux net sales were down 2% within a declining spirits category. Performance continued to be impacted by a significant tax increase implemented in the prior year in Belgium.
•	In Italy, net sales were up 5%, mainly due to strong net sales growth in Tanqueray in a growing gin category.
•	Poland net sales grew 9% due to performance improvement in scotch and reserve brands.
•	Europe Partner Markets grew net sales 12% due to an expanded distribution footprint and performance improvement in Johnnie Walker, Captain Morgan and Guinness.
•	Russia net sales grew 7%. While performance continues to be impacted by the economy and recent history of price increases, Russia achieved double digit growth in Bell’s and Johnnie Walker, with share gains across both brands. Performance improved due to broader distribution in the off-trade, increased activations and consistent execution of growth drivers as well as innovation success with Bell’s Spiced.
•	In Turkey, net sales grew 4% reflecting the impact of price rises taken in response to increases in excise duties. This performance was delivered in a challenging market, driven by 5% growth in raki. Johnnie Walker continued to deliver double digit growth.
•	Marketing increased 3% and benefited from productivity initiatives which improved efficiency and effectiveness of the brand investment. The region continues to be focused on the key growth opportunities including reserve brands, gin, scotch, beer and innovation with up-weighted spend in the second half.

Business review (continued)

Africa

In Africa our strategy is to grow Diageo’s leadership across beer and spirits by providing brand choice across a broad range of consumer motivations, profiles, price points and occasions. We are focused on growing beer faster than the market and accelerating the growth of spirits through continued investment in infrastructure and brands with mainstream spirits being critical to realising the potential of the region. Local sourcing is a key element of our strategy in Africa as it directly supports our commercial operations, while indirectly supporting our position by bringing wider benefits to society as a whole.

Net sales by markets Net sales by categories Net sales by price points (%) (%) (%) East Africa Nigeria Spirits(i) Ready to drink Value Super premium Africa Regional South Africa Beer Other Standard Ultra premium Markets (ARM) Other Premium (principally Travel Retail)

(i)	excluding RTDs

Key financials	2016 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	2017 £ million	Reported movement %
Net sales	1,401	78	(13)	15	75	1,556	11
Marketing	143	13	(2)	5	7	166	16
Operating profit	212	7	(7)	(14)	20	218	3

(i)	Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions and the results of North African countries which were formerly reported in the Africa geographical regions now being included in Europe, Russia and Turkey.

Our markets

The region comprises East Africa (Kenya, Tanzania, Uganda, Burundi, Rwanda and South Sudan), Africa Regional Markets (including Ghana, Cameroon, Ethiopia, Angola and a sorghum beer business in South Africa), Nigeria and South Africa (including the Republic of South Africa and Mozambique).

Supply operations

We operate 12 breweries in Africa, three sites that produce sorghum beer in South Africa, one cider plant and five facilities which provide blending and malting services. In addition, our beer and spirits brands are produced under licence by third-parties in 16 African countries.

Business review (continued)

Route to consumer

In Africa our largest businesses are in Nigeria, where we own 54.32% of a listed company whose principal brands are Guinness, Orijin, Harp and Malta, and in East Africa, where we own 50.03% of East African Breweries Limited (EABL). EABL produces and distributes beer and spirits brands to a range of consumers in Kenya and Uganda, and owns 51% of Serengeti Breweries Limited located in Tanzania. Within Africa Regional Markets, we have wholly owned subsidiaries in Cameroon, Ethiopia and Reunion and majority owned subsidiaries in Ghana and the Seychelles. Angola is supplied via a third party distributor. In South Africa and Mozambique we sell spirits, beer, cider and ready to drink products through wholly owned subsidiaries. Diageo has agreements with the Castel Group who license, brew and distribute Guinness in several countries across Africa Regional Markets. Diageo sells spirits through distributors in the majority of other sub-Saharan countries.

Sustainability and responsibility

We have a large production footprint, and our overall approach is to consider the broader context of our contribution as a local taxpayer, employer and member of the community. Our sourcing strategy is particularly important, and we aim to source 80% of agricultural raw materials locally by 2020, from some 50,000 farmers. In 2017 we had reached 76%. Through our Sustainable Agriculture Strategy, we are supporting farmers in our supply chain to develop economically, environmentally and socially sustainable farming practices. For example, we are carrying out a pilot in Northern Tanzania to help barley farmers improve their livelihoods through better resilience to drought and broader sustainable agriculture practices.

Fifteen of our production sites in Africa are in water-stressed areas, so we focus closely on managing water efficiently and enhancing access to clean water to surrounding communities through our pan-African Water of Life programme. This provided more than 173,000 additional people with safe water in 2017, securing a basic resource that underpins their community.

A major focus of our work in Africa centres on preventing drink driving. This year our partnership with the United Nations Training and Research Institute (UNITAR) brought together regional and local stakeholders to promote road safety in Nigeria and South Africa. We also support awareness and education campaigns in all our major markets and work with transportation authorities on training and enforcement initiatives. And we work with partners, such as community health care workers in Ethiopia, to reduce underage drinking.

Performance

Net sales

Net sales were £1,556 million in the year ended 30 June 2017 an increase of £155 million compared to net sales of £1,401 million in the year ended 30 June 2016. Net sales were favourably impacted by exchange rate movements of £78 million primarily due to the strengthening of the Kenyan schilling and South African rand partially offset by the weakness of Nigerian naira against sterling, combined with organic growth of £75 million (see further performance analysis below) and £15 million arising from the restructuring of the South African operation offset by £13 million due to the reallocation of the result of the Travel Retail operations and the transfer of the North African countries which were formerly reported in the Africa region respectively and for the year ended 30 June 2017 are included in the Europe, Russia and Turkey region.

Operating profit

Operating profit was £218 million in the year ended 30 June 2017 an increase of £6 million compared to operating profit of £212 million in the year ended 30 June 2016. Operating profit was favourably impacted by exchange rate movements of £7 million primarily due to the strengthening of the Kenyan schilling and South African rand partially offset by the weakness of Nigerian naira against sterling and organic growth of £20 million partially offset by the restructuring of the South African operation of £14 million and £7 million due to the reallocation of the result of the Travel Retail operations and the transfer of the North African countries which were formerly reported in the Africa region respectively and for the year ended 30 June 2017 are included in the Europe, Russia and Turkey region.

Business review (continued)

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Africa delivered net sales growth of 5% with all markets contributing to growth except East Africa, which remained flat. East Africa performance was driven by mainstream spirits up 24%, with strong growth of Kenya Cane offset by beer, down 4%, due to a significant increase in duty in Kenya in December 2015. Africa Regional Markets were up 5% driven by the relaunch of Meta in Ethiopia and in Ghana, good growth of Guinness and Malta Guinness, partially offset by a decline in Orijin due to increased competition in the bitters category. Nigeria was up 16% as the beer market continues to shift towards the value segment with Satzenbrau, up 61%, capitalising on the trend. South Africa was up 7%, due to growth of Smirnoff 1818. Beer performance in the region with net sales up 3%, was driven by Senator and Satzenbrau, partially offset by Guinness down 5% and Tusker down 10%. Mainstream spirits showed strong growth, up 21%. Scotch was up 5% and in growth across all markets except South Africa, driven by Johnnie Walker supported by the ‘Keep Walking’ campaign. Operating margin increased 60bps supported by productivity savings in supply, zero based budgeting on indirect spend and organisation effectiveness benefits, partially offset by an increase in marketing spend and route to consumer investments.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Africa	3	3	5	11

East Africa	5	5	—	16
Africa Regional Markets	—	—	5	18
Nigeria	10	10	16	(16)
South Africa	(1)	2	7	40

Spirits(i)	9	7	13	24
Beer	1	1	3	4
Ready to drink	(10)	3	(3)	14

Global giants and local stars(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Guinness		(5)	(5)	(7)
Johnnie Walker		(1)	3	5
Smirnoff		4	22	47
Other beer:
Malta Guinness		(12)	2	(11)
Tusker		(7)	(10)	5
Senator		10	14	32
Satzenbrau		22	61	18

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement except for Johnnie Walker (10)% which was impacted by the reclassification of Algeria and Morocco to the Europe, Russia and Turkey region.

Key highlights

•	In East Africa, net sales were flat. Beer was down 4%, driven by the impact of the duty increase on bottled beer affecting Guinness and Tusker, partially offset by growth in Senator of 14%. Growth in value beers was supplemented by Ngule, a new value price point innovation in Uganda. Spirits grew 17% driven by mainstream spirits, up 24%. Reserve brands grew double digit following enhanced outlet partnerships and activation supported by brand ambassadors.
•	In Africa Regional Markets, net sales grew 5% reflecting strong growth in Ethiopia, and a solid contribution by Ghana and Cameroon. These markets continued to benefit from the enhanced route to consumer delivering improved distribution, availability and execution.

Business review (continued)

•	In Ethiopia, net sales increased 28% driven by Meta, up 23%, following the relaunch last year. Spirits growth was fuelled by Johnnie Walker strong double digit growth driven by the new distributor model.
•	Ghana net sales increased 4%. Growth in beer offset a decline in spirits driven by Orijin Bitters which lapped its launch. Guinness net sales were up 15% and Malta Guinness, up 14% both benefiting from the ‘First Beer On Us’ campaign, offsetting declines in other beer brands, predominantly Star.
•	In Cameroon, net sales growth of 3% was driven largely by ready to drink, up 42%. This was led by Orijin ready to drink following the launch last year. Spirits also contributed to the good performance driven predominately by Johnnie Walker Black Label, up 17%. Malta Guinness declined due to rising competition in the category.
•	In Nigeria, net sales increased 16% driven by beer growth up 11%. The beer value category continues to grow and now represents more than 50% of the market volume. Satzenbrau with net sales up 61% and the Dubic Malt launch, more than offset the decline in Guinness, Malta Guinness and Harp. Strong mainstream spirits growth was driven by increased support and the successful launch of brands including McDowell’s in the first half of the year, which is now produced locally at Benin. Scotch net sales were up strong double digit, driven by Johnnie Walker increased investment. Ready to drink was down 15%, driven by the highly competitive category affecting Orijin, partly offset by strong performance in Smirnoff Double Black and Guarana and Smirnoff Ice. The recent launch of Orijin Zero is extending reach into the non-alcoholic drinks market.
•	South Africa net sales grew 7% driven by growth in mainstream spirits, up 15%, led by strong growth of Smirnoff 1818 which was partially offset by Guinness decline and scotch down 1% with volume down 6% following the negative category trend and impacted by price increases across the portfolio.
•	Marketing was up 5% in the region. In Africa Regional Markets investment was focused behind the activation of Guinness campaigns and Johnnie Walker ‘Step up’ across all markets, and in Ethiopia on the Meta relaunch. South Africa investment was behind Johnnie Walker and Bell´s to revitalize the scotch category with activations at scale through liquid on lips. In Nigeria investment remained flat, with special focus on Satzenbrau and mainstream spirits launches. East Africa investment was focused on Johnnie Walker, while efficiencies on Tusker were reinvested in mainstream spirits.

Business review (continued)

Latin America and Caribbean

In Latin America and Caribbean the strategic priority is continued leadership in scotch, while broadening our category range through vodka, rum, liqueurs and local spirits. We continue to invest in routes to market and in the breadth and depth of our portfolio of leading brands. We are also enhancing our supply structure to enable the business to provide both the emerging middle class and an increasing number of wealthy consumers with the premium brands they aspire to. In this region’s changing regulatory landscape, our presence is supported by our reputation as a trusted and respected business, based on our stance on responsible drinking, and community development programmes.

Net sales by markets Net sales by categories Net sales by price points (%) (%) (%) PUB PEBAC Spirits(i) Ready to drink Value Super premium Mexico Other Beer Other Standard Ultra premium CCA (principally Premium Travel Retail) Andean

(i)	excluding RTDs

Key financials	2016 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	2017 £ million	Reported movement %
Net sales	863	131	(13)	(26)	89	1,044	21
Marketing	167	22	1	(2)	7	195	17
Operating profit before exceptional items	199	35	(11)	(5)	32	250	26
Exceptional operating items(ii)	(118)					—

Operating profit	81					250	209

(i)	Reclassification comprise changes to a reallocation of the results of the Travel Retail operations to the geographical regions.
(ii)	Ypióca impairment

Our markets

Our Latin America and Caribbean (LAC) business comprises five markets: PUB (Paraguay, Uruguay and Brazil), Mexico, CCA (Central America and Caribbean), Andean (Colombia and Venezuela) and PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile).

Supply operations

The majority of brands sold in the region are manufactured by our International Supply Centre in Europe. In recent years, we have acquired a number of supply operations and expanded our co-packer network across the region. In 2015 we acquired the remaining 50% equity interest in Tequila Don Julio in Mexico, which resulted in full ownership of the brand and its production facilities. In 2012 we acquired Ypióca in Brazil, including its cachaça production site, and in 2011 we acquired a controlling interest in Anejos de Altura (Guatemala) which produces Zacapa. We also have partnerships with 14 brewers and 10 co-packing partners.

Business review (continued)

Route to consumer

We drive an efficient route to consumer through differentiated models tailored to each markets’ size and needs. In Mexico and Peru our in-market companies sell directly to retailers and wholesalers. In Brazil, we distribute the majority of Ypióca through a reseller network in Ceará state, and serve the rest of the country and brands via distributors, wholesalers, and multiple retail groups. In Andean we partner with geographically exclusive distributors, but in Colombia a subsidiary sells to the key accounts directly. In Chile we also serve retailers directly, while the rest of the channels are covered by a single distributor. In most of CCA and Argentina we partner with distributors in each country who are responsible for the execution of the sales and marketing programmes.

Sustainability and responsibility

Diageo has long been known in the region for our flagship community re-investment programme, Learning for Life, and our overall approach to developing an industry that brings economic and social value to society. Our commercial and brand teams have been working to increase the scale and impact of Learning for Life, to deliver more for our communities, partners, customers and our business. In Mexico, for example, Project Entrepreneur creates new businesses, and has resulted in around 12,000 new jobs in Mexico City.

Key issues we address in the region are underage drinking and drink driving. For example, we support schemes with retailers in Brazil, Mexico and Colombia to ensure they check for identification to prevent underage sales. In the Dominican Republic, we worked with industry partners to support legislation to establish a maximum blood alcohol level for driving.

Performance

Net sales

Net sales were £1,044 million in the year ended 30 June 2017 an increase of £181 million compared to net sales of £863 million in the year ended 30 June 2016. Net sales were favourably impacted by exchange rate movements of £131 million due to the strengthening of the Brazilian real, Mexican peso and Colombian peso against sterling and organic growth of £89 million (see further performance analysis below) partially offset by £26 million due to the disposals of the Jamaican operation and Argentina business restructuring in the year ended 30 June 2016 and the reallocation of the Travel Retail operations of £13 million.

Operating profit

Operating profit was £250 million in the year ended 30 June 2017 an increase of £169 million compared to operating profit of £81 million in the year ended 30 June 2016. Operating profit was favourably impacted by exchange rate movements of £35 million mainly driven by the Brazilian real, Mexican peso and Colombian peso and organic growth of £32 million partially offset by £5 million due to the disposals of the Jamaican operation and Argentina business restructuring in the year ended 30 June 2016 and the reallocation of the Travel Retail operations of £11 million. There were no exceptional operating charges in the year ended 30 June 2017 compared to operating charges of £118 million in the year ended 30 June 2016 when the group impaired the Ypióca brand and related tangible fixed assets and goodwill allocated to the Paraguay, Uruguay and Brazil (PUB) cash-generating unit.

Business review (continued)

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Latin America and Caribbean delivered 2% growth in volume and 9% growth in net sales, with strong performance from Mexico, Andean and PEBAC. Mexico net sales were up 20% driven by scotch and strong double digit growth from Don Julio. Andean performance was driven by Colombia with net sales growth of 20%. Both Andean and PEBAC growth was mainly driven by scotch. PUB grew net sales 4% as the rate of decline in Brazil slowed due to lapping the impact of prior year tax increases, and performance improvement in Uruguay and Paraguay. Across the region, scotch net sales grew 12% and a decline in vodka was offset by growth in tequila, Baileys and rum. Operating margin for the region increased 111bps benefiting from product mix in Mexico and Colombia, productivity led marketing efficiencies and overhead savings through both indirect spend and organisational effectiveness programmes.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Latin America and Caribbean	2	2	9	21

PUB	(3)	(3)	4	38
Mexico	16	16	20	27
CCA	(4)	(10)	(1)	1
Andean	(11)	(11)	21	39
PEBAC	43	46	13	18

Spirits(i)	3	4	12	27
Beer	1	(29)	17	(36)
Ready to drink	(16)	(17)	(3)	20

Global giants and local stars(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		2	11	23
Buchanan’s		19	23	32
Smirnoff		(2)	(10)	10
Old Parr		(1)	3	20
Baileys		8	15	28
Ypióca		1	5	41
Black & White		46	21	40

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement except for Smirnoff 4% and Baileys 9% due to acquisitions and disposals.

Key highlights

•	In PUB (Paraguay, Uruguay and Brazil), net sales grew 4%. In Brazil, the decline in net sales slowed as performance lapped the impact from the tax increase in December 2015. Net sales declined in vodka and ready to drink, which offset the 4% growth in scotch, where Black & White grew 28% gaining 11 percentage points share of primary scotch. In cachaça, Ypióca net sales grew 5% with Ypióca Ouro (Gold variant) growing double digit driven by strong in store execution and commercial incentives. Paraguay and Uruguay continued to grow due to improved performance in the export channels. Net sales for reserve brands in PUB continued their strong performance with 18% growth driven by Ketel One vodka and Johnnie Walker Gold Label Reserve.
•	In Mexico, net sales increased 20% driven by strong performance across all categories except ready to drink and vodka. Scotch continues to be a key category driver with net sales growth for Johnnie Walker at 16% and Buchanan’s at 14%. In primary scotch, Black & White net sales grew double digit. Reserve grew net sales 33% driven by Don Julio which grew 42% taking 2pps of share. Net sales also grew in rum, Baileys and gin.

Business review (continued)

•	In CCA (Central America and Caribbean), net sales declined 1%. The domestic markets grew net sales 3% driven by scotch, Smirnoff ready to drink and Guinness. Export channels net sales declined 9% as market conditions remained challenging given the continued currency weakness against the US dollar.
•	Andean (Colombia and Venezuela) continued strong growth with net sales up 21%. Colombia net sales increased 20% driven by route to consumer expansion and implementation of commercial standards. Growth in Colombia was across all categories except vodka with scotch up 23% driven by Buchanan’s and Johnnie Walker continuing to grow our leadership position in the category. In Venezuela volume decreased 27% as volatility in the market continued. Although net sales grew significantly faster, with price increases in the high inflation environment, the business remains small with net sales of approximately £10m.
•	PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) delivered net sales growth of 13%, mainly driven by Chile and Argentina. Growth in Chile was driven by scotch. Argentina’s growth was driven by a route to market change, implemented in F16.
•	Marketing increased by 4%, and benefited from procurement savings resulting in an underlying investment increase of 9%. Investment on scotch was spread across price points with support focused behind Johnnie Walker, Buchanan’s and Black & White.

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

Net sales by markets Net sales by categories Net sales by price points (%) (%) (%) India North Asia Spirits(i) Ready to drink Value Super premium Greater China Travel Retail Asia Beer Other Standard Ultra premium Australia and Middle East Premium South East Asia

(i) excluding RTDs

Key financials	2016 £ million	Exchange £ million	Reclassification(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	2017 £ million	Reported movement %
Net sales	2,076	346	(30)	(43)	70	2,419	17
Marketing	301	47	(4)	—	(1)	343	14
Operating profit before exceptional items	395	85	(11)	(1)	19	487	23
Exceptional operating items(ii)	(49)					(9)

Operating profit	346					478	38

(i)	Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions and the results of Lebanon, other Middle Eastern countries which were formerly reported in the Asia Pacific geographical region now being included in Europe, Russia and Turkey.
(ii)	For further details of exceptional operating items see pages 218-221.

Our markets

Asia Pacific comprises India, Greater China (China, Taiwan, Hong Kong and Macau), Australia (including New Zealand), South East Asia (Vietnam, Thailand, Philippines, Indonesia, Malaysia, Singapore, Cambodia, Laos, Myanmar, Nepal and Sri Lanka), North Asia (Korea and Japan) and Travel Retail Asia and Middle East.

Supply operations

We have distilleries at Chengdu, in China that produce Chinese white spirit and in Bundaberg, Australia that produce rum. United Spirits Limited (USL) operates 23 owned manufacturing units in India and Nepal and leases one manufacturing facility in India. USL and Diageo brands are also produced under licence by third-parties in 36 manufacturing units in India. In addition, we have bottling plants in Korea, Thailand, Indonesia and Australia with ready to drink manufacturing capabilities.

Business review (continued)

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

Sustainability and responsibility

We have spent time re-aligning our programmes based on material issues to our business and our stakeholders, such that they better support our commercial agenda and our relationships in the many and varied markets that make up this region. We are moving our efforts towards programmes focused where we source, make and sell.

For example, we have developed community water programmes in India around our production sites, reducing the amount we use while ensuring safe drinking water for around 40,000 people. Our Model Villages programme is also tackling illicit alcohol and heavy episodic drinking. We are working with local NGOs and communities to support more balanced lifestyles and with women’s groups to support their empowerment.

To address local concerns we focus on preventing underage drinking, and this year launched Smashed, our theatre education programme, in many countries including China, Taiwan and Indonesia. We are also continuing to focus on preventing heavy drinking among university students in Korea and Australia.

Performance

Net sales

Net sales were £2,419 million in the year ended 30 June 2017 an increase of £343 million compared to net sales of £2,076 million in the year ended 30 June 2016. Net sales were favourably impacted by exchange rate movements of £346 million due to the strengthening of Australian dollar, Indian rupee, New Taiwan dollar and South Korean won against sterling and organic growth of £70 million (see further performance analysis below) partially offset by a £43 million reduction due to the transition of a number of operations in India to a royalty or franchise model, the disposal of the Bouvet wine business and the net of £30 million due to the reallocation of the result of the Travel Retail operations and the transfer of Lebanon and other Middle East countries which were formerly reported in the Asia Pacific region respectively and for the year ended 30 June 2017 are included in the Europe, Russia and Turkey region.

Business review (continued)

Operating profit

Operating profit was £478 million in the year ended 30 June 2017 an increase of £132 million compared to operating profit of £346 million in the year ended 30 June 2016. Operating profit was favourably impacted by exchange rate movements of £85 million due to strengthening Australian dollar, Indian rupee, New Taiwan dollar and South Korean won against sterling and organic growth of £19 million partially offset by a £1 million loss due to disposal of the Bouvet wine business and £11 million due to the reallocation of the result of the Travel Retail operations and the transfer of Lebanon and other Middle East countries which were formerly reported in the Asia Pacific region respectively and for the year ended 30 June 2017 are included in the Europe, Russia and Turkey region. In addition, operating profit for the year ended 30 June 2017 was impacted by a net £9 million exceptional operating charge due to the release of a provision in respect of disengagement agreements relating to United Spirits Limited and a charge for a customer claim in India. The year ended 30 June 2016 included an exceptional operating charge of £49 million in respect of disengagement agreements relating to United Spirits Limited.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Asia Pacific net sales grew 3% with strong growth in Greater China and solid performance in Australia and South East Asia. This was partly offset by the continued contraction of the scotch category in Korea which led to a further decline in net sales and there was also weakness in travel retail in the region. In Greater China, net sales grew 25% as a result of strong momentum in Chinese white spirits and scotch performance, up 5%. The business in India grew net sales by 2%, largely driven by IMFL whisky and scotch, despite the impact of demonetisation and the Supreme Court ruling banning sales in certain outlets near highways. South East Asia net sales grew 3% and Australia net sales also grew 3% driven by scotch and ready to drink innovation. Operating margin improved 20bps benefiting from mix, driven by strong growth from reserve brands, overhead efficiency benefits from the productivity programme across all markets, and in India, margin improvement was supported in particular by significant supply efficiencies. These benefits were partially offset by lapping the profit on the sale of United Breweries shares in the prior year.

Markets:	Organic volume movement(i) %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Asia Pacific	(1)	(6)	3	17

India	(2)	(7)	2	14
Greater China	25	25	25	45
Australia	—	—	3	25
South East Asia	7	13	3	15
North Asia	11	11	(3)	18
Travel Retail Asia and Middle East	(14)	(17)	(13)	(15)

Spirits(ii)	(1)	(7)	4	16
Beer(iii)	1	46	—	17
Ready to drink	—	—	—	20

Global giants and local stars(ii)		Organic volume movement(iv) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		3	1	7
McDowell’s		(1)	1	13
Windsor		(11)	(12)	5
Smirnoff		(1)	1	17
Guinness		—	(1)	18
Bundaberg		(4)	—	21
Shui Jing Fang(v)		66	65	81

Business review (continued)

(i)	Difference between organic and reported volume for Asia Pacific is driven by the move to the franchise model for some popular segment brands in India.
(ii)	Spirits brands excluding ready to drink.
(iii)	Following a review of group’s reporting of volume an adjustment was made to include Malaysia and Singapore contract brew volume in the reported beer figures which increased the reported volume in Asia Pacific by 0.3 million equivalent cases (2016 – 0.4 million equivalent cases).
(iv)	Organic equals reported volume movement except for Johnnie Walker (2)%, Smirnoff (2)% and McDowell’s (7)% which were impacted by the reclassification of Lebanon and other Middle East countries to the Europe, Russia and Turkey region and the move from an owned to a franchise model in India.
(v)	Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

Key highlights

•	India net sales were up 2% despite the impact of demonetisation and the recent Supreme Court ruling prohibiting the sale of alcohol in certain outlets near highways. Prestige and above grew 7% as McDowell’s No. 1 and Signature continued to benefit from their renovation, with net sales growth of 9% and 31%, respectively. Scotch grew net sales 6% driven by Johnnie Walker and Black & White. Popular brands declined 5% particularly within the rum category. The focus on route to consumer continues with perfect stores now representing over a third of total business. Distribution and share of shelf have grown, driving net sales growth and share on key scotch brands.
•	Greater China net sales were up 25%. Chinese white spirits grew 69%, driven by route to consumer initiatives and brand equity investment. Scotch net sales growth was up 5% driven by Johnnie Walker, The Singleton and other malts.
•	Australia net sales increased 3% driven by growth in scotch. The relaunch of the Johnnie Walker ‘Keep Walking’ campaign and innovations including blender’s batch select cask and red rye finish contributed to Johnnie Walker net sales growth of 4%. Reserve was up 9%. Whilst the ready to drink category remains challenging, innovation launches including Bundaberg Lazy Bear, Smirnoff Pure and Pimm’s Premixes, delivered significant net sales for the business through addressing consumer demand for low tempo refreshing drinks.
•	South East Asia net sales grew 3% with growth in the Philippines and Key Accounts offsetting the declines in Thailand and Indonesia. In the Philippines the focus on route to consumer is driving significant increases in distribution in the modern trade and secondary outlets, while also improving execution standards and activation. The ‘Keep Walking Philippines’ campaign launch during the first half supported by occasion-driven activation during the second half led to double digit growth for Johnnie Walker. Scotch grew net sales 7% driven by Key Accounts, which continues to lap a period of planned inventory reduction, and the Philippines. The mourning period in Thailand, following the death of the king, impacted performance with net sales down 10% following the closure of on- trade outlets for varying periods over the one year formal mourning period. In Indonesia, total beer net sales declined 5% impacted by structural trade changes. Guinness decline was mitigated by the launch of Ginseng under the Guinness Zero brand.
•	In North Asia, net sales declined 3%. In Korea net sales declined 7% as Windsor continued to be impacted by the contraction of the traditional on-trade, increased competition and shifts to lower alcohol by volume local whisky segments. This was partially offset by net sales growth of 41% for W Ice by Windsor, a low alcohol variant and by Guinness as the international beer category grows. Japan grew net sales 6% driven by scotch with net sales growth of 21% offsetting the decline in ready to drink.
•	Travel Retail Asia and Middle East continued to decline net sales at 13% with lower spend by travellers and currency volatility impacting performance.
•	Marketing investment remained broadly flat with marketing efficiencies across the region offset by up-weighted investment behind Chinese white spirits.

Business review (continued)

Category review

Volume Net sales Marketing spend (%) (%) (%) Scotch North Rum Liqueurs Tequila Ready to Other Vodka American Indian Made Gin Beer drink Whisk(e)y Foreign Liquor (IMFL)

Key categories	Reported volume movement(iii) %	Organic net sales movement %	Reported net sales movement %
Spirits(i)	1	5	19
Scotch	4	5	18
Vodka(ii)	(2)	(4)	10
North American whisk(e)y	8	11	29
Rum(ii)	(2)	4	19
Indian-Made Foreign Liquor (IMFL) whisky	1	6	21
Liqueurs	4	3	12
Gin(ii)	8	8	20
Tequila	27	26	43
Beer	1	2	7
Ready to drink	(4)	—	17

(i)	Spirits brands excluding ready to drink.
(ii)	Vodka, rum, gin including IMFL brands.
(iii)	Organic equals reported volume movement except for Spirits (2)%, Rum (6)%, IMFL whisky (2)%, Liqueurs 1%, Gin 3% and Ready to drink 0% which were impacted by disposals and the move from an owned to a franchise model in India.

Business review (continued)

Global giants, local stars and reserve(i):	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	4	6	18
Smirnoff	(1)	(1)	13
Baileys	6	5	18
Captain Morgan	7	6	22
Tanqueray	12	9	24
Guinness	(1)	—	8
Local stars
Crown Royal	10	12	30
Yenì Raki	(3)	4	5
Buchanan’s	16	16	29
JeB	3	—	13
Windsor	(11)	(12)	5
Old Parr	—	5	22
Bundaberg	(4)	—	21
Black & White	24	16	37
Ypióca	1	5	41
McDowell’s	(1)	2	15
Shui Jing Fang(iii)	66	65	81
Reserve
Scotch malts	3	2	17
Cîroc	(10)	(12)	1
Ketel One vodka	—	(5)	11
Don Julio	25	25	43
Bulleit	23	24	44

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement except for McDowell’s No.1 (6)%, which was impacted by the move from an owned to a franchise model in India.
(iii)	Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

•	Scotch represents 25% of Diageo’s net sales and was up 5% with broad based growth across all regions except Asia Pacific which was impacted by Windsor decline in line with the scotch category contraction in Korea. This was more than offset by growth driven by Johnnie Walker up 6% and Buchanan’s up 16%. Performance was consistently strong across all price segments, growing net sales in standard and primary from brands such as Johnnie Walker Red Label up 6% and Black & White up 16%. Premium segments grew 5% with Buchanan’s continuing to perform strongly in Latin America and Caribbean and North America. Scotch reserve brands grew net sales 4%, driven by Johnnie Walker Gold Label Reserve and The Singleton up 8%.
•	Vodka represents 12% of Diageo’s net sales and declined 4%, driven by soft performance in all the regions except for Africa where net sales grew 22%. Net sales decline was driven predominantly by Cîroc and Ketel One vodka in North America. Smirnoff declined 1%. This was driven by Great Britain, where despite gaining share, it was impacted by changes to the commercial footprint that led to efficiencies, including an inventory reduction, and declined 7%. Smirnoff was also down 2% in US Spirits, partially offset by a strong growth of Smirnoff 1818 in South Africa.
•	North American whisk(e)y represents 9% of Diageo’s net sales and grew 11%. Performance continued to be driven by strong growth and share gains in Crown Royal and Bulleit in US Spirits.
•	Rum represents 7% of Diageo’s net sales and grew 4%. In Europe, Africa and Latin America and Caribbean net sales grew double digit while North America was up 3%, driven by the turnaround of Captain Morgan. In India net sales declined 8% driven by McDowell’s No.1 Rum.

Business review (continued)

•	IMFL whisky represents 5% of Diageo’s net sales and grew 6%. The relaunches of two of the biggest brands McDowell’s No.1 and Signature have contributed to this growth with both brands growing double digit.
•	Liqueurs represents 5% of Diageo’s net sales and grew 3% driven by growth in all regions except Africa. Baileys was up 5%, led by Europe, following an exceptional on-trade execution and positive results of the ‘Don’t mind if I Baileys’ advertising campaign.
•	Gin represents 3% of Diageo’s net sales and grew 8%. Strong double digit growth in Europe, Africa and Latin America and Caribbean fuelled growth in the category. Tanqueray was the largest contributor, followed by Gordon’s.
•	Tequila represents 2% of Diageo’s net sales and grew 26%. The performance was driven by continued double digit growth of Don Julio in US Spirits and Mexico.
•	Beer represents 16% of Diageo’s net sales and grew 2%. Strong performance in the value beer portfolio in Africa was driven by Satzenbrau in Nigeria and Senator in Kenya. Guinness growth in Europe was led by innovation from the ‘The Brewers Project’ including Guinness Hop House 13 Lager. This was offset by declines in Tusker and Guinness Extra Stout as a result of the increase of duty on bottled beer in Kenya as well as a decline in Guinness in Nigeria.
•	Ready to drink represents 6% of Diageo’s net sales and remained flat. North America delivered strong performance in Smirnoff launches offset predominantly by declines in Orijin in Nigeria.
•	Global giants represent 41% of Diageo net sales and grew 3%, driven by Europe up 6% and Latin America and Caribbean up 9%. All Global Giants grew with the exception of Guinness which remained flat and Smirnoff which was down 1%.
•	Johnnie Walker net sales were up 6% with growth in all regions. Latin America and Caribbean and Europe were the largest contributors with 11% and 9% growth, respectively. North America was up 6%, accelerating growth in the second half. In Asia Pacific, net sales grew 1%, with growth driven by South East Asia, China and India partially offset by Travel Retail Asia and Middle East. Reserve variants grew 6% driven by Johnnie Walker Gold Label Reserve and Johnnie Walker Green Label.
•	Smirnoff net sales were down 1%. Declines in US Spirits, Europe and Latin America and Caribbean were partly offset by Asia Pacific up 1%, and Africa growth up 22% driven by the strong performance of Smirnoff 1818 in South Africa. The decline in Europe was driven by Great Britain, Benelux and France performance, partly offset by Iberia up 16% and Ireland up 9%.
•	Baileys net sales grew 5% across all regions driven by 6% growth in its biggest market, Europe, following an exceptional on-trade execution. Latin America and Caribbean contributed with double digit growth behind Mexico Mother’s Day shopper platform and North America contributed with brand innovations.
•	Captain Morgan net sales grew 6% across all regions, with a strong performance in Europe driven by Europe Partner Markets, France and Great Britain. In US Spirits net sales grew 4% and gained share, supported by innovation.
•	Tanqueray net sales grew 9% across all regions except for North America. Europe led the growth with strong double digit growth driven by Great Britain, Italy and Germany, Austria and Switzerland.
•	Guinness net sales were flat. Africa declined 5% largely driven by the shift to value beer in Kenya and Nigeria partially offset by growth in Europe and Africa Regional Markets. Guinness in Europe grew 2% driven by expansion of distribution in Europe Partner Markets supported by media investment and the success of Hop House 13 Lager in Great Britain and Ireland.
•	Local stars represent 20% of net sales and grew 9%. This was driven by Crown Royal in North America growing 12%, Buchanan’s up 16% and double digit growth in Chinese white spirits. Solid growth in Yenì Raki in Turkey and McDowell’s more than offset the declines in Windsor in Korea. Black & White growth of 16% was driven by Latin America and Caribbean and Asia Pacific.
•	Reserve brands represent 16% of net sales and grew 7%, across all regions. Chinese white spirits and strong performance in Don Julio growth in US Spirits and Mexico were partly offset by Cîroc and Ketel One vodka declines in US Spirits. Scotch reserve brands grew 4% with Johnnie Walker driving the growth. Bulleit continued its strong growth with net sales up 24%. Tanqueray No. TEN grew strong double digit, up 25%. Malts up 2%, was driven by Lagavulin in North America and The Singleton in Asia Pacific and North America.

Business review (continued)

Operating results 2016 compared with 2015

GROUP FINANCIAL REVIEW

The following comments were made by Kathryn Mikells, Chief Financial Officer, in Diageo’s Annual Report for the year ended 30 June 2016:

“This is a good set of results and reflects better execution across the business. Our improved performance was driven by the return to growth of each of our six global brands and our US spirits business. The delivery of volume growth; 19bps of organic margin expansion; increased free cash flow; and the disposal of £1 billion in non-core assets, comes from driving efficiency in every aspect of the business and across every expense item to fuel future growth. I believe this consistent approach to growth, productivity and cash will drive better value creation.”

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

(i)	Excluding corporate net sales of £36 million (2015 – £80 million).
(ii)	Excluding corporate and ISC costs of £150 million (2015 – £139 million).
(iii)	Excluding exceptional operating charges of £167 million (2015 – £269 million) and corporate and ISC costs before exceptional items of £150 million (2015 – £123 million).

Business review (continued)

Summary financial information		2016	2015
Volume	EUm	246.4	246.2
Net sales	£ million	10,485	10,813
Marketing	£ million	1,562	1,629
Operating profit before exceptional items	£ million	3,008	3,066
Exceptional operating items	£ million	(167)	(269)
Operating profit	£ million	2,841	2,797
Share of associates and joint ventures profit after tax	£ million	221	175
Non-operating items	£ million	123	373
Net finance charges	£ million	327	412
Tax rate	%	17.4	15.9
Tax rate before exceptional items	%	19.0	18.3
Profit attributable to parent company’s shareholders	£ million	2,244	2,381
Basic earnings per share	pence	89.5	95.0
Earnings per share before exceptional items	pence	89.4	88.8
Recommended full year dividend	pence	59.2	56.4

	Volume	Net sales	Marketing	Operating profit
Growth by region	%	%	%	%
North America	(1)	3	—	9
Europe, Russia and Turkey	—	(3)	4	2
Africa	19	(1)	(3)	(32)
Latin America and Caribbean	(5)	(16)	(14)	(69)
Asia Pacific	(3)	(6)	(13)	112
Diageo(i)	—	(3)	(4)	2

Organic growth by region	Volume %	Net sales %	Marketing %	Operating profit(ii) %
North America	1	3	(2)	4
Europe, Russia and Turkey	2	4	5	6
Africa	9	3	1	(11)
Latin America and Caribbean	(2)	1	—	(1)
Asia Pacific	—	2	(12)	13
Diageo(i)	1	3	(2)	3

(i)	Includes Corporate. Corporate net sales in the year ended 30 June 2016 were £36 million (2015 — £80 million) a decrease of 55% due to the sale of the Gleneagles Hotel in June 2015. Net operating charges before exceptional items were £150 million (2015 — £123 million), increased due to costs related to the productivity programme, the reinvestment of the savings delivered by the organisational review announcement in January 2014, and increase in the annual incentive plan costs. These increases were partially offset by increased profit on land sales.
(ii)	Before exceptional items.

Business review (continued)

Key performance indicators

Net sales growth (£ million)

Net sales declined 3.0%. Organic net sales growth of 2.8% driven by volume and mix.

10,813 145 90 131 10,485 (172) (122) (400) Organic movement 2015 2016 Exchange(i) Volume Disposals Price/mix Acquisitions Asia Pacic net sales adjustment(ii)

(i)	Exchange rate movements reflect the translation of prior year reported results at current exchange rates.
(ii)	Diageo has reflected the full year impact of an accounting change USL made in its most recent quarterly results to account for sales by third party manufacturers on a net sales basis. See page 89 for more details.

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

Business review (continued)

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

78bps 55bps 33bps 27.10% 89bps 14bps 25.87% (114)bps (32)bps Organic movement 2015 2016 Exceptional operating items Marketing Exchange Overheads Acquisitions and disposals Asia Pacic net sales adjustment(i) Gross margin

(i)	Diageo has reflected the full year impact of an accounting change USL made in its most recent quarterly results to account for sales by third party manufacturers on a net sales basis. It has no impact on gross profit or operating profit. See page 89 for more details.

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

Business review (continued)

Basic earnings per share (pence)

Eps decreased to 89.5 pence. Eps before exceptional items increased from 88.8 pence to 89.4 pence

95.0 3.39 89.5 3.95 1.83 (6.14) (1.37) (0.82) (3.33) (2.97) 2015 2016 Exceptional items(i) Associates and joint ventures Exchange on operating prot Finance charges Acquisitions and disposals Tax Operating prot excluding Non-controlling interests exchange

(i)	Exceptional items net of tax and non-controlling interests.

Lower exceptional income (net of tax and non-controlling interests) (£2 million in 2016; £156 million in 2015) reduced basic earnings per share by 6.1 pence. Pre-exceptionals eps was up 0.6 pence as adverse exchange, net impact of acquisitions and disposals, a higher tax rate and the increase in non-controlling interests from higher operating profit in USL, were more than offset by organic operating profit growth, higher associate income and lower net finance charges. Net finance charges were lower on the fall in both net interest charge and other financing charges. Net interest charges declined from debt reduction and lower interest rates. Other finance charges dropped due to lower hyperinflation charge for Venezuela as we moved to a consolidation rate which recognised the impact of the inflation rate as well as the impact of lapping a £13 million charge in 2015 in respect of an increase in value of Zacapa related financial liabilities.

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

137 152 93 5 2,097 1,963 (83) (170) 2015 2016 Capex Working capital movement Exchange (ii) Interest and tax Operating prot (iii) Other (iv)

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

Income statement

	2015 £ million	Exchange (a) £ million	Acquisitions and disposals (b) £ million	Organic movement(ii) £ million	Reclassification(iii) £ million	2016 £ million
Sales	15,966	(360)	(362)	397	—	15,641
Excise duties	(5,153)	188	52	(121)	(122)	(5,156)

Net sales	10,813	(172)	(310)	276	(122)	10,485
Cost of sales(i)	(4,585)	68	200	(56)	122	(4,251)

Gross profit	6,228	(104)	(110)	220	—	6,234
Marketing	(1,629)	13	17	37	—	(1,562)
Other operating expenses(i)	(1,533)	8	19	(158)	—	(1,664)

Operating profit before exceptional items	3,066	(83)	(74)	99	—	3,008
Exceptional operating items (c)	(269)					(167)

Operating profit	2,797					2,841
Non-operating items (c)	373					123
Net finance charges	(412)					(327)
Share of after tax results of associates and joint ventures	175					221

Profit before taxation	2,933					2,858
Taxation (d)	(466)					(496)

Profit for the year	2,467					2,362

(i)	Before exceptional operating items, see pages 90-91.
(ii)	For the definition of organic movement see page 142.
(iii)	Following a review of the third party production arrangements in India it was determined to be more appropriate to ensure consistent reporting by reclassifying the excise duties payable by the third party production companies as excise duties. This change was implemented by USL in its first three months of its financial year ended 30 June 2016, and resulted in net sales for the year ended 30 June 2016 reducing by £122 million with a corresponding decrease in cost of sales. There was no impact on gross or operating profit.

Business review (continued)

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

Gains/ (losses) £ million
Translation impact	(13)
Transaction impact	(70)

Operating profit before exceptional items	(83)

Net finance charges — translation impact	(17)
Mark to market impact of IAS 39 on interest expense	(9)
Impact of IAS 21 and IAS 39 on net other finance charges	2

Net finance charges	(24)
Associates — translation impact	(4)

Profit before exceptional items and taxation	(111)

	Year ended 30 June 2016	Year ended 30 June 2015
Exchange rates
Translation £1 =	$1.48	$1.57
Transaction £1 =	$1.55	$1.58
Translation £1 =	€1.34	€1.31
Transaction £1 =	€1.28	€1.23

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

Business review (continued)

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

Business review (continued)

Movements in net borrowings and equity

Movement in net borrowings	2016 £ million	2015 £ million
Net borrowings at the beginning of the year	(9,527)	(8,850)
Free cash flow (a)	2,097	1,963
Acquisition and sale of businesses (b)	1,047	(306)
Proceeds from issue of share capital	1	1
Net purchase of own shares for share schemes (c)	(1)	(8)
Dividends paid to non-controlling interests	(101)	(72)
Purchase of shares of non-controlling interests (d)	(21)	—
Disposal of non- controlling interests	—	1
Net movements in bonds (e)	(1,003)	(701)
Net movements in other borrowings (f)	(233)	386
Equity dividends paid	(1,443)	(1,341)

Net increase/(decrease) in cash and cash equivalents	343	(77)
Net decrease in bonds and other borrowings	1,236	315
Exchange differences (g)	(725)	(7)
Borrowings on acquisition of businesses	—	(869)
Borrowings disposed through sale of businesses	14	—
Other non-cash items	24	(39)

Net borrowings at the end of the year	(8,635)	(9,527)

(a) See page 88 for the analysis of free cash flow.

Business review (continued)

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

Business review (continued)

Movement in equity	2016 £ million	2015 £ million
Equity at the beginning of the year	9,256	7,590
Profit for the year	2,362	2,467
Exchange adjustments (a)	875	(225)
Net remeasurement of post employment plans	(856)	113
Tax on post employment plans	166	(11)
Exchange recycled to the income statement (b)	51	88
Fair value movements on available-for-sale investments	(20)	20
Non-controlling interests acquired (b)	—	641
Purchase of shares of non-controlling interests	(21)	—
Disposal of non-controlling interest	(24)	—
Dividends to non-controlling interests	(101)	(72)
Dividends paid	(1,443)	(1,341)
Other reserve movements	(65)	(14)

Equity at the end of the year	10,180	9,256

(a) Movement in the year ended 30 June 2016 primarily arose from exchange gains in respect of the Indian rupee, Turkish lira, US dollar and euro.

(b) In the year ended 30 June 2016 exchange losses of £51 million were recycled to the income statement in respect of disposals.

Business review (continued)

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

Performance

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

Business review (continued)

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

Performance

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

Business review (continued)

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

The region’s performance reflects momentum in Europe, strong net sales growth in Russia driven by price increases in a tough economic and exchange environment and good growth in Turkey. In Europe, net sales were up 3% with Great Britain and Continental Europe the main contributors and with share gains across the market. Baileys performed strongly driven by execution against core growth drivers, especially sampling. Guinness net sales were up 2% supported by innovations from ‘The Brewers Project’ and Tanqueray grew net sales double digit in most countries across Europe. Reserve brands continued to perform well also growing double digit. In Russia, price increases led to net sales increase of 27% while volume was down 9%, with share gains in rum but share losses in scotch in the face of increased competition. In Turkey net sales were up 6% driven by Johnnie Walker underpinned by steady growth in raki at 3%. Gross margins were up in both Europe and Russia. Overall region operating margins improved by 51bps. In Europe procurement savings offset increased marketing and overheads leaving margin improvement in Russia to drive the region’s increase.

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

Performance

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

Business review (continued)

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

Business review (continued)

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

Performance

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

Business review (continued)

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

Business review (continued)

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

Performance

Net sales by markets Net sales by categories Net sales by price points (%) (%) (%) South East Asia Global Travel, Spirits(i) RTDs Value Super premium Greater China Asia East and Middle Beer Other Standard Ultra premium India Wine Premium Australia North Asia (i) excluding RTDs

(i)	excluding RTDs

Key financials	2015 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	Net sales adjustment(ii)	2016 £ million	Reported movement %
Net sales	2,213	(21)	(28)	34	(122)	2,076	(6)
Marketing	344	—	(1)	(42)	—	301	(13)
Operating profit before exceptional items	356	(5)	—	44	—	395	11
Exceptional operating items(i)	(193)					(49)

Operating profit	163					346	112

(i)	In the year ended 30 June 2016 exceptional operating items of £49 million was in respect of the disengagement agreement relating to USL (2015 - £146 million was in respect of settlement of several disputes with the Korean tax authorities and £41 million in respect of the group’s 45.56% equity investment in Hanoi Liquor Joint Stock Company).
(ii)	For further detail see page 151.

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

Business review (continued)

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

Markets and categories:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Asia Pacific	—	(3)	2	(6)

India	—	(4)	5	(11)
South East Asia	3	3	16	15
Greater China	(5)	(5)	(2)	—
Global Travel Asia and Middle East	(9)	(9)	(15)	(14)
Australia	2	2	2	(5)
North Asia	6	6	(5)	(6)

Spirits(i)	—	(3)	1	(7)
Beer	8	8	7	4
Ready to drink	(3)	(3)	(3)	(8)

Global giants and local stars(i):		Reported volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		(4)	(2)	(2)
McDowell’s		(2)	—	(16)
Windsor		(4)	(10)	(12)
Smirnoff		(4)	(7)	(9)
Guinness		8	7	4
Bundaberg		(5)	(3)	(10)
Shui Jing Fang(iii)		55	20	22

(i)	Spirits brands excluding ready to drink.
(ii)	Reported equals organic volume movement except for McDowell’s 0%.
(iii)	Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

•	South East Asia net sales were up 16% as it lapped the inventory reduction last year. In Thailand performance improved after a weak first half with net sales growing in the second half as the launch of Smirnoff Midnight 100 ready to drink offset the decline in scotch, which gained share in a declining category. In Indonesia net sales increased 1% as Guinness grew due to the focus on the on-trade post regulations restricting sale of alcohol in the off-trade were introduced last year. Vietnam was impacted by the special consumption tax on imported products introduced in January 2016 resulting in a net sales decline of 35%. Reserve brands performance was strong with net sales up 27% led by Johnnie Walker Gold Label Reserve and Johnnie Walker Blue Label.
•	Greater China net sales were down 2%. In mainland China, scotch declined 42% as the continued weakness in premium scotch in the traditional on-trade channel resulted in distributors reducing inventory, although Diageo gained share in the super deluxe scotch segment. Chinese white spirits net sales grew 19% as growth in the second half was lower due to a tougher prior year comparison. In Taiwan net sales grew 8% driven by growth in Johnnie Walker.

Business review (continued)

•	India net sales were up 5%, driven by the premiumisation strategy with good growth in prestige and above brands and popular brands net sales flat. Royal Challenge and McDowell’s No. 1 were relaunched during the year performed and contributed to growth with Royal Challenge net sales up 54%. Scotch grew 17% as Black Dog grew 23% and Johnnie Walker grew 22% with strong performance in Johnnie Walker Black Label, Johnnie Walker Red Label and Johnnie Walker Blue Label. The integration of Diageo’s brands into USL has created an exceptionally strong brand portfolio in India that participates across all price tiers in the IMFL and imported spirits segments. As a result of the focus on route to consumer, 20% of outlets are now meeting ‘perfect outlet’ standards driving recruitment and brand building. Gross margin improved 99bps with the growth of prestige and above brands driving positive mix and productivity initiatives that reduced the cost of goods sold. Operating margin improved 702bps as a result of gross margin improvement, lower marketing and the sale by USL of United Breweries Limited shares.
•	Global Travel Asia and Middle East net sales declined 15% largely driven by the Middle East where net sales declined 20% as geopolitical developments led to weak performance in the domestic and travel retail business. Global Travel Asia net sales declined 7% as a result of lower spend by travellers and currency volatility.
•	Australia net sales increased 2% with growth in scotch, vodka, liqueurs and gin offsetting the decline in the ready to drink business. In rum, strong growth of Captain Morgan both in ready to drink and spirits categories, offset the decline in Bundaberg. Reserve brands were up 7% largely driven by Johnnie Walker, as consumers continue to premiumise within the spirits category.
•	North Asia net sales were down 5%. In Korea, net sales declined 10%, as Windsor suffered from increased competition in the traditional on-trade with net sales down 20% which offset growth from W-Ice, an innovation in the growing lower ABV premium whisky segment. In Japan, net sales were up 8% largely driven by scotch net sales growing 21% capitalising on the growth of the brown spirits segment.
•	Marketing was 12% lower driven by reductions on Johnnie Walker Black Label and Johnnie Walker Blue Label in China and India where marketing reduced as a result of termination of USL related party agreements.

Business review (continued)

Category Review

Volume Net sales Marketing spend Scotch American North Rum Liqueurs Tequila to Ready drink Other Vodka Indian Made Gin Beer whisk(e)y Foreign Liquor (IMFL)

Key categories	Reported volume movement(iii) %	Organic net sales movement %	Reported net sales movement %
Spirits(i)	(1)	3	(1)
Scotch	(3)	—	(4)
Vodka(ii)	—	1	2
North American whisk(e)y	4	6	12
Rum(ii)	2	3	(3)
Indian-Made Foreign Liquor (IMFL) whisky	(5)	3	(11)
Liqueurs	1	3	2
Gin(ii)	3	8	6
Tequila	15	8	28
Beer	21	6	1
Ready to drink	(9)	(11)	(11)

(i)	Spirits brands excluding ready to drink.
(ii)	Vodka, rum, gin including IMFL brands.
(iii)	Reported equals organic volume movement except for IMFL whisky (1)%, tequila (17)%, beer 13% and ready to drink (13)%.

Business review (continued)

Global giants, local stars and reserve(i):	Reported volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	(4)	1	(3)
Smirnoff	1	2	—
Baileys	2	4	3
Captain Morgan	4	3	5
Tanqueray	11	12	15
Guinness	4	4	2
Local stars
Crown Royal	5	6	11
Yenì Raki	1	4	(9)
Buchanan’s	(2)	10	1
JeB	(6)	(9)	(12)
Windsor	(4)	(10)	(12)
Old Parr	(13)	1	(14)
Bundaberg	(6)	(3)	(10)
Bell’s	—	(1)	(10)
White Horse	(11)	6	(15)
Ypióca	(6)	(6)	(28)
Cacique	25	9	(24)
McDowell’s	(2)	—	(16)
Shui Jing Fang (iii)	55	20	22
Reserve
Scotch malts	8	7	6
Cîroc	(2)	(3)	2
Ketel One vodka	4	4	10
Don Julio	25	18	40
Bulleit	27	29	36

(i)	Spirits brands excluding ready to drink.
(ii)	Reported equals organic volume movement except for White Horse (9)%, Don Julio (13)% and McDowell’s 0%.
(iii)	Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

•	Scotch represents 24% of Diageo net sales and was flat in the year. Net sales grew in North America, Europe and Latin America and Caribbean driven by Johnnie Walker and Buchanan’s supported by new campaigns. Net sales declined in Africa; primarily in Angola, and in Asia Pacific driven by declines in China and Korea. The performance of Black and White was strong with net sales up 31%. Windsor net sales declined double digit in Korea due to the decline of the whisky category. Scotch reserve brands net sales grew 7% driven by strong growth in Johnnie Walker Gold Label Reserve, Johnnie Walker Blue Label and Johnnie Walker Green Label.
•	Vodka represents 13% of Diageo’s net sales and grew 1%. Performance of Smirnoff, the largest brand in the category, improved growing 2%. Ketel One vodka returned to growth in the United States and Canada supported by a new campaign and pricing strategy. In addition, Cîroc performance improved from the first half driven by the success of Cîroc Apple in the United States.
•	North American whisk(e)y represents 8% of Diageo’s net sales and grew 6%. Performance continued to be driven by strong growth in Crown Royal Regal Apple and Bulleit which continue to gain share in the United States.
•	Rum represents 7% of Diageo’s net sales and grew 3%. Captain Morgan grew 3% driven by the base variant Original Spiced rum growing 3% and the Cannon Blast launch going well in the United States. Kenya Cane, a mainstream rum in Kenya, and Zacapa also contributed to the growth.

Business review (continued)

•	IMFL whisky represents 5% of Diageo’s net sales and grew 3%. The relaunches of two of the biggest brands Royal Challenge and McDowell’s No.1 drove this growth with Royal Challenge net sales up 55% due to the relaunch.
•	Liqueurs represents 5% of Diageo’s net sales and grew 3%. Baileys, the leading brand in this category, grew 4% due to 9% growth in its biggest market, Europe. The key growth drivers were on premise visibility, focused media content and sampling.
•	Gin represents 3% of Diageo’s net sales and grew 8%. Tanqueray was the largest contributor growing double digit, followed by Gordon’s.
•	Tequila represents 1% of Diageo’s net sales and grew 8%. The performance was driven by continued double digit growth of Don Julio in its biggest market, the United States.
•	Beer represents 18% of Diageo’s net sales and grew 6% driven by strong performance in Africa where net sales grew 11%. Key contributors were East Africa and Nigeria. Strong growth of Senator following the excise duty remission grew sales in East Africa. In Nigeria, Malta Guinness, Pilsner and value brand Satzenbrau delivered a strong performance. Europe grew 2% on Guinness driven by the effectiveness of the ‘Made of More’ advertising campaign, innovations like Hop House 13 lager from ‘The Brewers Project’ and strong activation around the Rugby World Cup.
•	Ready to drink represents 6% of Diageo’s net sales and declined 11%. This was largely driven by the decline in Orijin in Nigeria. The decline was partially offset by a good performance in Smirnoff Ice flavours in the United States driven by new marketing programmes and the launch of Orijin in Ghana and Cameroon. In Thailand, the Smirnoff Midnight 100 launch continued to progress well.
•	Global giants represent 40% of Diageo net sales and grew at 3%.
•	Johnnie Walker net sales grew 1% due to reserve brands growing 10% driven by Johnnie Walker Gold Label Reserve, Johnnie Walker Blue Label and Johnnie Walker Green Label. Europe and North America were the largest contributors with 7% and 5% growth, respectively. In Latin America and Caribbean, double digit growth in Mexico and Colombia was more than offset by decline in Brazil. In Asia Pacific, double digit growth in India and South East Asia was offset by declines in the Middle East, Global Travel and China.
•	Smirnoff net sales grew 2%, as it returned to growth in the United States, the biggest market, where net sales were up 2%. In Europe, performance improved versus the first half and net sales grew 1%. South Africa and Mexico also delivered strong growth on Smirnoff growing double digit.
•	Baileys net sales grew 4%, driven by 9% growth in Europe with the brand growing double digit in Great Britain, Iberia, Germany and Austria.
•	Captain Morgan net sales grew 3% due to a strong performance in Europe and Russia. In the United States net sales grew 2% and it gained share in the category driven by increased on premise activity and the launch of Captain Morgan Cannon Blast.
•	Tanqueray net sales grew 12% with Europe and North America accounting for more than two thirds of the growth. All other regions also delivered strong growth.
•	Guinness net sales grew 4%. In Nigeria net sales grew 3% driven by the success of the ‘Made of Black’ campaign and activation against the football viewing occasion. In Cameroon and Ghana net sales increased double digit. Guinness also gained share and increased net sales in Great Britain and Ireland supported by the ‘Brewers Project’ innovations.
•	Local stars represent 19% of net sales and grew 3%, due to Crown Royal in North America growing 6% and Buchanan’s up 10%, largely in North America and Mexico. Growth in Yenì Raki in Turkey and Shui Jing Fang in China largely offset the declines in Windsor in Korea and JeB.
•	Reserve brands represent 15% of net sales and grew 7%. The return to growth in the second half was a result of the improved performance of Cîroc driven by the success of Cîroc Apple in the United States. Scotch reserve brands grew 7% with Johnnie Walker driving the growth particularly in the United States where it grew 23% and scotch malts growing 7%. Bulleit continued its strong growth with net sales 29%. Net sales of Shui Jing Fang were up 20% and Tanqueray No. TEN grew 26%.
•	In Africa there are four local beer brands Senator, Malta Guinness, Tusker and Harp. Their performance is covered in the Africa section.

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

a) 2017 compared with 2016

Net cash from operating activities – see pages 53-54

Movement in net borrowings – see pages 59-60

Movement in equity – see page 60

Post employment deficit – see page 60

b) 2016 compared with 2015

Net cash from operating activities – see page 88

Movement in net borrowings – see pages 93-94

Movement in equity – see pages 95-96

Post employment deficit – see page 96

2. ANALYSIS OF BORROWINGS

a) Gross borrowings (excluding finance lease liabilities and the fair value of derivative instruments) will mature as follows:

	2017 £ million	2016 £ million	2015 £ million
Within one year	2,459	2,058	1,921
Between one and three years	1,255	2,896	2,607
Between three and five years	1,324	537	970
Beyond five years	4,004	4,638	4,340

	9,042	10,129	9,838

b) The following bonds were issued and repaid:
	2017 £ million	2016 £ million	2015 £ million
Issued
€ denominated	—	—	791
Repaid
€ denominated	—	—	(792)
US$ denominated	(1,234)	(1,003)	(330)
£ denominated(i)	—	—	(370)

	(1,234)	(1,003)	(701)

(i)	In the year ended 30 June 2015 a bond of £370 million acquired on the purchase of USL was repaid using the proceeds from the sale of the Whyte and Mackay Group.

Business review (continued)

c) The group had available undrawn committed bank facilities as follows:

	2017 £ million	2016 £ million
Expiring within one year	481	—
Expiring between one and two years	900	470
Expiring after two years	1,219	2,072

	2,600	2,542

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

4. CAPITAL REPAYMENTS

Authorisation was given by shareholders on 21 September 2016 to purchase a maximum of 251,781,000 shares at a minimum price of 28 101/108 pence and a maximum price of higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 20 December 2017, if earlier.

During the year ended 30 June 2017, the company purchased 5 million ordinary shares, nominal value of £1 million (2016 – 2 million ordinary shares, nominal value of £1 million; 2015 – 4 million ordinary shares, nominal value of £1 million), representing approximately 0.2% (2016 – 0.1%; 2015 – 0.1%) of the issued ordinary share capital (excluding treasury shares).

Shares were either directly granted to employees as part of employee share schemes or held as treasury shares and used to hedge share scheme grants to employees during the course of the year.

Business review (continued)

The aggregate consideration paid for purchase of own shares was £101 million (excluding expenses) in the year ended 30 June 2017. The monthly breakdown of shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2017 were as follows:

Calendar month	Number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
September 2016	3,807,881	2213	247,973,119
March 2017	739,319	2278	247,233,800

Total	4,547,200	2223	247,233,800

On 26 July 2017 the Board approved a share buyback programme of up to £1.5 billion for the year ending 30 June 2018.

Contractual obligations and other commitments

	Payments due by period
As at 30 June 2017	Less than 1 year £ million	1-3 years £ million	3-5 years £ million	More than 5 years £ million	Total £ million
Long term debt obligations	2,111	1,253	1,351	3,996	8,711
Interest obligations	334	421	366	1,461	2,582
Purchase obligations	1,034	664	231	68	1,997
Operating leases	95	124	68	51	338
Post employment benefits(i)	58	108	94	168	428
Provisions and other non-current payables	135	86	44	173	438
Finance leases	35	86	48	45	214
Credit support obligations	74	—	—	—	74
Capital commitments	84	—	—	—	84
Other financial liabilities	9	15	173	—	197

	3,969	2,757	2,375	5,962	15,063

(i)	For further information see note 13(d) to the consolidated financial statements.

Long term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings. Credit support obligations represent liabilities to counterparty banks in respect of cash received as collateral under credit support agreements. Purchase obligations include various long term purchase contracts entered into for the supply of raw materials, principally bulk whisk(e)y, cereals, cans and glass bottles. Contracts are used to guarantee the supply of raw materials over the long term and to enable a more accurate prediction of costs of raw materials in the future. Provisions and other non-current payables exclude £4 million in respect of vacant properties. For certain provisions there are discounted numbers presented.

Corporate tax payable of £294 million and deferred tax liabilities are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.

Business review (continued)

Management believe that it has sufficient funding for its working capital requirements.

Post employment contractual obligations comprise committed deficit contributions but exclude future service cost contributions.

On 21 June 2017 Diageo agreed to purchase of Casamigos Tequila LLC (Casamigos) for a consideration of $1,000 million (£768 million) of which $300 million (£230 million) is contingent on Casamigos performance linked targets being met over the next ten years. The acquisition is dependent on regulatory approval.

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

For a detailed analysis of the group’s exposure to foreign exchange, interest rate, commodity price, credit and liquidity risks see note 15 to the consolidated financial statements on pages 247-255.

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

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgements, are set out in detail in the relevant notes:

•	Exceptional items – page 218
•	Taxation – page 224
•	Brands, goodwill and other intangibles – page 230
•	Post employment benefits – page 237
•	Contingent liabilities and legal proceedings – page 263

New accounting standards

A number of accounting standards, amendments and interpretations have recently been issued by the IASB or IFRIC. Those that are of relevance to the group are discussed in note 1 to the consolidated financial statements on pages 210-212.

Business review (continued)

Our role in society

Sustainability & Responsibility review

Our vision is to create a positive role for alcohol in society, and an inclusive business that can play its part in a low-carbon and water-resilient economy. Our 2020 sustainability and responsibility targets are designed to help us on that journey, by addressing the issues most material to our stakeholders, and to us as a business. They are core to our growth, now and in the future.

Our sustainability and responsibility strategy is designed to support Diageo’s overall growth and performance. It aims to make a positive contribution to society while building our business by growing our brands’ relationships with consumers, strengthening our supply chain, supporting our productivity, and mitigating risk.

Key to our strategy is our assessment of our most material issues – those which are important to our stakeholders, the environment, and the future success of our business. These are reflected in our risk register and our growth plans too. That means looking at what will matter to the world, and our business, in 2020, 2030, and even 2050. As a result, we prioritise addressing climate change, water, non-communicable diseases, and empowering women – issues central to the UN’s Global Goals for Sustainable Development.

Our 2020 targets help drive this strategy, which is underpinned by a commitment to acting as a good corporate citizen, with exemplary governance and ethics, respect for human rights and a focus on creating shared value. We measure and drive our performance in three interdependent areas:

•	Creating a positive role for alcohol in society

•	Building thriving communities

•	Reducing our environmental impacts

Proud of our contribution

Our brands give enjoyment to millions of people, and we are proud of them – not just of their heritage, quality and craftsmanship, but of the value they create.

We directly employ over 30,400 people, and in 2017, we paid over £7.4 billion in taxes and other duties to governments. Our brands can use their connection to people’s lives to build positive social impacts such as challenging prejudice, inspiring personal progress, and fostering inclusivity. And our value chain as a whole is built on interdependent relationships, from the farmers who grow our ingredients, to our employees and contractors, to the retailers and premises who sell our products.

Maximising our contribution

Our 2020 targets each include metrics to evaluate the impacts of our work and help us coordinate our efforts. We aim to create value and contribute to the UN Global Goals at scale, bringing the maximum benefit for our stakeholders, and for us.

A key way we achieve greater impact and create value is to work with partners who bring expertise and scale to our programmes as discussed in this review.

Throughout our business, an important focus this year has been on delivering productivity and efficiency, maximising impact at reduced cost. We made structural changes that enabled our strategy to be better implemented in each market, strengthening synergies between our programmes. Our focus on improving our performance management systems is helping us drive performance in our programmes and increasing the value we create.

Business review (continued)

Reporting our contribution

In this review, we report at a high level against our 2020 targets. Please see our Sustainability & Responsibility Performance Addendum for disclosures against GRI and UN Global Compact (UNGC).

Creating a positive role for alcohol in society

Ensuring that alcohol plays a positive role in society is at the heart of our licence to operate, and essential to our performance now and in the future. It is a material issue to everyone who works at Diageo as well as to our stakeholders more broadly: we’re proud of what we do, and we maintain that pride by working to ensure that our business has a positive impact on the people around us.

Our contribution includes working to reduce harmful drinking, promoting rigorous company and industry standards for responsible marketing, and providing consumers with information to help them make responsible choices. We aim to make an impact at scale – whether through global partnerships, through industry collaboration, or by harnessing innovation and technology to reach and inform more people than ever before.

Reducing harmful drinking

We share the WHO goal of reducing harmful drinking by 10% across the world by 2025, and we work on a wide range of initiatives and programmes aimed at preventing drink driving, underage drinking and heavy episodic drinking among other issues.

We aim to achieve impact by raising awareness and shifting attitudes and behaviour to encourage informed choices around drinking – or not drinking – and we work with others to maximise the contribution we can make. Our partnerships with international organisations, governments, law enforcement agents, educators, parents and civil society allow us to gain important insights and to reach more people.

Increasingly, we are focusing our efforts on partnerships that can deliver measurable impact, at scale and where it is most needed. In 2016, for example, we began a two-year partnership with the UN Institute for Training and Research (UNITAR) aimed at reducing death and injuries from traffic accidents in more than 60 countries, with a focus on those with the highest road traffic death rates. In its first year, the partnership began advocacy and programme work in countries including Mexico, Nigeria, South Korea and South Africa, where national and local government officials, representatives from academia, the private sector and civil society gathered to build capacity and exchange best practices and approaches that improve road safety. We have also been working in India with government agencies, leading national news channel NDTV and a leading nationwide chain of petrol stations on a campaign to encourage responsible drinking and reduce drink driving particularly in young adults. Since the campaign began in 2013, We have reached 50 cities in 15 states, and gathered more than three million pledges never to drink and drive. As part of the programme, we have trained police officials to better enforce drink driving laws, and educated thousands of commercial and student drivers on the dangers of drinking and driving.

We have also significantly scaled up our partnerships to bring ‘Smashed’, a theatre-based education programme that aims to teach teenagers the dangers of underage drinking, to eight countries. Since it began 10 years ago, the programme has reached 1,400 schools and more than 300,000 young people. This year, as a result of expanding the programme, we reached 135,000. ‘Smashed’ is really helping to tackle perceptions of underage drinking, as seen by the change in awareness of those reached by the programme before and after they took part. There was a 30% increase in awareness of where to get help, a 19% increase in awareness of the influence of peer pressure on behaviour, and a 38% increase in awareness of alcohol misuse. And, 98% of teachers say they would welcome ‘Smashed’ back in the following school year. Overall in 2017, we supported 264 programmes to reduce harmful drinking in 57 countries.

Informing consumers

We want to provide our consumers with the information, tools and resources to make informed, personal choices. Harnessing innovation and technology to reach more people is an essential part of this.

In response to the growing demand for our DRINKiQ training on the effects of drinking, in 2016 we developed a new, mobile-friendly e-learning version of the training in order to reach more individuals and organisations. The new online tool uses interactive learning and tests to allow people to gain insights on how drinking affects the body, and gives them the tips they need to make the right choices. The e-learning was launched in March 2017 in the UK, US and Australia, with plans to launch in 20 more countries.

Business review (continued)

Our labels and packaging give us another key way to help consumers make smart choices about drinking, or choosing not to drink. Through our Diageo Consumer Information Standards, we deliver consistent, mandatory minimum standards for the information that must be included on labels and packaging on all our brands in all geographies (where legally permitted). Labels and packaging must include alcohol content and nutrition information per serve, alcohol content by volume (ABV), at least one and up to three responsible drinking symbols, a reference to DRINKiQ.com, a list of allergens, and recycling and sustainability symbols. Alcohol content and nutrition information about all of our brands is also available on DRINKiQ.com.

We have also taken an important step towards meeting consumers’ increasing interest in the environmental footprint of their brands. This year we published illustrative environmental footprints for five of our global brands, drawing on a series of assessments to understand and estimate their greenhouse gas (carbon) and water impact across their life cycles. An approximation of these brands’ carbon and water impact is available at www.diageo.com, alongside comparisons with a number of generic beverages and information on how we are working to address our impacts.

		Industry	Complaints
Complaints about advertising upheld by industry bodies that report publicly		complaints	upheld about
Country	Body	upheld	Diageo brands
Australia	Alcohol Beverage Code	7	0
Ireland	Advertising Standards Authority for Ireland (ASAI)	3	0
United Kingdom	The Portman Group	1	0
	Advertising Standards Authority (ASA)	9	1
United States	Distilled Spirits Council of the United States (DISCUS)	2	0

Responsible marketing

The Diageo Marketing Code and Digital Code are our mandatory minimum standards for responsible marketing and we review them every 12-18 months to ensure they represent best practice.

Five industry bodies publicly report breaches of their self-regulatory codes. This year, we were found in breach on one occasion: the ASA in the UK found that a TV advertisement for Captain Morgan was in breach of their code on the grounds that it implied drinking alcohol could contribute to an individual’s popularity or confidence. While disagreeing with this judgement, Diageo withdrew the advert from all media channels immediately.

Advocating effective public policy

We comply with all laws and regulations, wherever we operate, as a minimum requirement – but we go beyond this to advocate for alcohol policies and regulations where they do not exist, such as mandating a minimum legal purchasing age of not less than 18; a maximum blood alcohol concentration (BAC) level for drivers of no more than 0.08mg; and lower BACs for novice and commercial drivers. For example, we worked with industry partners to encourage the passage of a new transportation law in the Dominican Republic, including a maximum blood alcohol content law for drivers for the first time.

Business review (continued)

Our 2020 target

Industry collaboration

To support greater impact, we work with our peers to implement the global Beer, Wine and Spirits Producers’ Commitments to Reduce Harmful Drinking, including:

•	Reducing underage drinking

•	Strengthening and expanding marketing codes of practice

•	Providing consumer information and responsible product innovation

•	Reducing drink driving

•	Enlisting the support of retailers to reduce harmful drinking.

KPI:

The Global Producers’ Commitments are set to expire in December 2017 and we are pleased that, working together with our industry colleagues, we have continued to make good progress against all focus areas. For example, our collective efforts resulted in 236 education programmes operating in 73 countries and 10,744,296 underage individuals reached, up from 9,750,367 in 2015, a 10% increase. We also continued to work with retailers and others to ensure the legal purchase age laws in countries are enforced. For example, in Brazil, Diageo works in partnership with Walmart and small retailers to reinforce the law through age verification programmes.

Business review (continued)

Our 2020 target

Impactful programmes

•	Going beyond industry commitments, we will work in partnership to support programmes to address harmful drinking in our top 19 countries. We will evaluate these initiatives for efficacy and impact and report on the results.

KPI:

Number of countries that evaluate responsible drinking programmes.

This year, 95% of our top 19 countries assessed the effectiveness of their programmes, measuring increases in awareness or shifts in attitudes or behaviour. For example, since 2012, Guinness Ghana has worked to reduce drink driving by commercial drivers through the Twa Kwano Mmom Don’t Drink and Drive campaign. This year, working with the police force, we ran 17,600 random breathalyser tests at transport terminals and on roads. Since the start of the programme, we have conducted close to 76,000 breathalyser tests, and educated more than 7,000 drivers all over the country on road safety and the effects of alcohol.

This campaign, which is increasing in reach and impact year on year, has been endorsed by the Ministry of Health, Ministry of Transport, National Road Safety Commission and the Motor Traffic and Transport Department of the Ghana Police Service.

For more examples of our evaluation in action, please see the ‘Our role in society’ section of www.diageo.com.

Our 2020 target

Training

•	Reach 1 million adults with training materials that will enable them to become responsible drinking (RD) ambassadors.

KPI:

Number of adults, above legal drinking age, who have completed interactive training (face-to-face or online) on responsible drinking, which can also include training on responsible serving, selling and marketing.

We are reaching more people than ever before, linking our programmes to increase our scale. Our new e-learning DRINKiQ tool, launched in March 2017, helped us surpass our 1 million target. We have reached and enabled more than 1,150,000 RD ambassadors since 2015. This year alone we reached 397,843 people through training programmes such as DRINKiQ, Learning for Life, Diageo Bar Academy, Plan W and others. These programmes reach a broad audience including consumers, retail and hospitality industry workers, police and government agency personnel, and members of the medical profession.

Business review (continued)

Building thriving communities

We want to strengthen the value we create by helping the communities we live and work in to thrive. That means making Diageo a great, safe, and diverse place to work; building sustainable and inclusive supply chains; and delivering programmes that empower communities and individuals and enable them to grow.

Human rights

Our business is built on long-term relationships based on trust and shared value, and respect for human rights is fundamental to who we are and how we do business.

We have a well-developed and embedded policy framework that addresses human rights, and details our commitment to acting ethically and with integrity in all our business dealings. We do not tolerate discrimination, harassment, bullying or abuse; we comply with wage and working time laws; we respect our employees’ decisions to join or not join a trade union; and we do not tolerate forced or compulsory labour. In 2016 we published our Modern Slavery Statement, describing the activities we are undertaking to prevent slavery and human trafficking in our business operations and supply chain in line with the UK Modern Slavery Act 2015 and the California Transparency in Supply Chains Act 2010.

Our human rights commitments apply throughout our value chain: we will not work with anyone, including any supplier, who we discover does not adopt these values. Further details of our policies are available on www.diageo.com.

Our 2020 target

•	Act in accordance with the UN Guiding Principles on Business and Human Rights.

KPI:

Number of markets in which we have carried out HRIAs.

We have been signatories to the UN Guiding Principles on Business and Human Rights (UNGP) since 2014. This year, we continued to embed human rights throughout our value chain, using our robust and comprehensive Human Rights Impact Assessment (HRIA) in our markets, prioritised by risk and based on a global mapping process. The HRIA considers our entire value chain from sourcing to selling. It is based on international and local risk assessments, and leads to mitigation plans where we need to address specific human rights issues or strengthen our processes to prevent them arising. The HRIA was initially piloted in Kenya in 2015, and in 2017, we carried out HRIAs in Uganda, Mexico, Brazil, Turkey, Thailand and Ghana. We aim to conduct HRIAs in all markets by 2020.

In line with the UNGP, we have identified three issues as particularly salient to our business: labour rights, including the risk of child labour, especially in agricultural supply networks; treatment of contract workers; and sexual harassment in the hospitality sector in some countries. These issues were identified as external risk factors in the places where we operate, rather than through reported incidents in our value chain. Nonetheless, we are focusing resources on awareness programmes around child protection, and measures to protect workers, including seasonal contract workers and sales teams working in bars. Because human rights issues such as these are often systemic, we will also work with others to address them at scale.

Empowering and enabling communities through our programmes

We are proud of our long record of direct investment in programmes that address the developmental challenges facing communities where we source, make and sell our products. Our programmes support the three main strands of our strategy, which align with a number of the UN Global Goals:

•	Enabling entrepreneurship, employability and skills (Goal 4)

•	Improving health and wellbeing (Goal 3), including through access to clean water, sanitation and hygiene (Goal 6)

•	Helping to empower women (Goal 5).

Business review (continued)

Working in partnership to deliver holistic impact

This year, Diageo invested £9 million or 0.3% of operating profit (2016 – £14.3 million(i)) in projects that matter most to our stakeholders. Our Social Impact Framework (SIF) guides the implementation of programmes, using key performance indicators to quantify their impacts. This allows us to measure potential benefits and make a stronger case for investment.

Through our online global performance management system, developed this year, our SIF is also helping us better quantify the value of existing programmes. This work is in its early stages, and we are just beginning to see results for some of our programmes. For example, we have learnt that Learning for Life is leading to greater awareness of the benefits of more balanced consumption. Data from the tool is also indicating where we might have greater impact through partnerships: this year, we worked with the UNDP and the NGOs CARE and WaterAid, among others, to improve livelihoods in our value chain.

Our partnership work around our distillery and bottling plant in Alwar, Rajasthan, in India, is an example of how working with the community, government and an NGO has brought together WASH (water, sanitation and hygiene), water replenishment, and women’s empowerment initiatives in a single, impactful programme.

(i)	Restated: 2016 investment was £14.3 million rather than the £16.3 million reported in 2016.

Our 2020 target

Our community programmes enable those who live and work in our communities, particularly women, to have the skills and resources to build a better future for themselves. We will evaluate and report on the tangible impacts of our programmes.

KPI:

Each programme has its own KPI.

•	Water of Life has reached more than 10 million people in 21 countries in Africa since 2006, including 173,044 this year. It is focused on access to water, sanitation and hygiene in line with UN Global Goal 6. We are developing projects in rural areas that supply our raw materials, to ensure the programme is aligned with our business.

•	Plan W, which contributes to UN Global Goal 5, aims to empower women in our business and wider value chain to play a greater role in the economy. Our programmes support women’s economic empowerment by working closely with the hospitality sector, and by enabling women to build their own businesses. We also work with whole households, including men, to support broader women’s empowerment. To date, Plan W has empowered more than 300,000 women and reached more than 1.7 million people.

•	Learning for Life supports vocational and life-skills training, and strengthens our value chain through its emphasis on hospitality, retail, and entrepreneurship, while delivering long-term opportunities for the young people involved. More than 123,000 young people have taken part since we launched the programme in 2008, with more than 70% gaining permanent jobs.

Business review (continued)

Community aspects of responsible 46% drinking projects(i) Learning for Life 23% Brand-led and local community spend (ii) 16% Plan W 9% Water of Life 6%	North America 33% Europe and global functions 24% Asia Pacic and Travel Retail 20% Latin America and Caribbean 15% Africa 8%

(i)	This is a sub section of the total responsible drinking budget.
(ii)	Category includes cause-related brand campaigns, local market giving and disaster relief.

Our people

We aim to create a diverse, inclusive and welcoming culture, where people are proud of their work, empowered to succeed, and know that their safety and other human rights are respected.

Health and safety

Our global Zero Harm programme is designed to ensure that all our people go home safe, every day. It has brought significant improvements in safety, with a 21% reduction in lost-time accidents (LTAs) this year compared with 2016, and an LTA rate of 1.14, approaching our 2020 target of less than one LTA per 1,000 employees and no fatalities. We are evolving our approach to focus on employee wellbeing as a key leading indicator of safety. Our new Health, Safety and Wellbeing Policy reflects this more integrated approach.

Business review (continued)

Our 2020 target

•	Keep our people safe by achieving less than one lost-time accident (LTA) per 1,000 employees and no fatalities.

KPI:

Number of LTAs; number of fatalities.

We regret that our good progress in safety in many locations was overshadowed by the death of a contractor cleaner at our Rosa site in India, who fell from the packing hall roof. Our investigation showed that our protocols and procedures are the right ones, and we are working to ensure consistent compliance in all markets.

Turning to our LTAs, we saw a 21% improvement in both these and medical treatment cases across the business, and 16 of our 21 markets achieved or bettered our 2020 target of one LTA per 1,000 employees. We are pleased to have achieved this progress.

Further improvements in our USL business in India and continued excellence in high-performing sites, along with continued sustained performance in our more developed markets, underpin several years of progress.

Our overall aim remains zero accidents, and the health, safety and wellbeing of our employees remains top priority. We are renewing our focus on compliance to our primary standards, and are moving to enhance our ability to predict and prevent incidents through greater integration of wellbeing into our health and safety policy and programmes.

Diversity and inclusion

We strive to create an inclusive culture, from recruitment onwards, that gives everyone the freedom to succeed, irrespective of their gender, race, religion, disability, age or sexual orientation. Our training and education programme includes retraining, if needed, for people who have become disabled.

We are proud of the fact that 40% of our Executive and 40% of our Board are women, and more than 30% of leadership positions are now held by women. We are now focusing on delivering our target of 35% of leadership positions held by women by 2020.

Throughout the company, we set ambitious plans to achieve our gender diversity targets and each of our markets has a multi-year talent plan with stretching goals. We are also reviewing our policies to further support our diversity and inclusion agenda.

Our wider ambition is to ensure that our workforce reflects the consumer demographics of our markets, especially our three priority markets of India, UK and US.

Our 2020 target

•	Build diversity, with 35% of leadership positions held by women and measures implemented to help female employees attain and develop in leadership roles.

KPI:

% of leadership positions held by women.

This year, 30% of leadership roles were held by women. At the most senior level, 40% of our Board members and 40% of our Executive Committee members are women.

Engaged and empowered employees

We want our people to be engaged – passionate about our strategy, connected to our values and purpose, and motivated to perform at their best as advocates of our brands. We measure employee engagement as one of our overarching KPIs, as set out on page 23, using our annual employee Values Survey. This year we simplified and improved our survey. While our engagement metrics are unchanged, we have changed the way we measure other aspects of performance (see footnote to KPI on page 129).

We support employees through clear policies, competitive reward programmes, coaching and development opportunities, alongside health and wellbeing initiatives. We aim to engage them through collaborative campaigns and to give them the freedom to succeed by fostering a culture of open communication. A two-way channel of communication between employees and leadership is particularly important, and our Chief Executive’s weekly blog and regular global leadership broadcasts play a significant role.

Business review (continued)

Employees are inspired by local and brand community projects, and by business-wide initiatives such as International Women’s Day and Learning for Life. Each March, our #proudofwhatwedo campaign invites employees to celebrate locally and share globally the achievements that make them proud, and this year, our Proud to Work for Diageo Values Survey metric increased to 89%. We also measured whether employees believe that Diageo makes the most of our people’s diversity to improve business performance, with 72% responding favourably.

Lost-time accident frequency rate per 1,000 full-time employees(i)	2013	2014	2015	2016	2017
North America	1.64	0.84	1.83	0.37	0.70
Europe, Russia and Turkey	2.12	2.08	2.51	1.28	1.46
Africa	2.55	0.56	1.20	0.77	1.26
Latin America and Caribbean	10.88	4.7	0.66	2.27	1.79
Asia Pacific	1.26	1.62	1.21	2.01	0.81

Diageo (total)	2.97	1.66	1.66	1.44	1.14

(i)	Number of accidents per 1,000 employees and directly supervised contractors resulting in time lost from work of one calendar day or more.

Number of days lost to accidents per 1,000 full-time employees	2013	2014	2015	2016	2017
Diageo (total)	66.0	49.7	89.4	57	36

Fatalities	2013	2014	2015	2016	2017
Diageo (total)	4	1	1	1	1

Average number of employees by region by gender(i)	Men	%	Women	%	Total
North America	1,661	60	1,124	40	2,785
Europe, Russia and Turkey	6,758	61	4,364	39	11,122
Africa	3,769	76	1,196	24	4,965
Latin America and Caribbean	1,758	63	1,023	37	2,781
Asia Pacific	6,920	79	1,860	21	8,780

Diageo (total)	20,866	69	9,567	31	30,433

Average number of employees by role by gender	Men	%	Women	%	Total
Senior manager(ii)	449	70	192	30	641
Line manager(iii)	3,560	68	1,656	32	5,216
Supervised employee(iv)	16,857	69	7,719	31	24,576

Diageo (total)	20,866	69	9,567	31	30,433

New hires by region by gender(i)	Men	Women	Total	% of regional headcount
North America	267	169	436	15.7
Europe, Russia and Turkey	866	686	1,552	14.0
Africa	383	177	560	11.3
Latin America and Caribbean	307	175	482	17.3
Asia Pacific	882	545	1,427	16.3

Diageo (total)	2,705	1,752	4,457	14.6

Percentage of total new hires	60.7	39.3

Business review (continued)

Leavers by region by gender(i)	Men	Women	Total	% of regional headcount
North America	206	177	383	13.8
Europe, Russia and Turkey	877	826	1,703	15.3
Africa	797	255	1,052	21.2
Latin America and Caribbean	509	290	799	28.7
Asia Pacific	874	398	1,272	14.5

Diageo (total)	3,263	1,946	5,209	17.1

Percentage of total leavers	62.6	37.4

(i)	Employees have been allocated to the region in which they reside.
(ii)	Top leadership positions in Diageo, excluding Executive Committee.
(iii)	All Diageo employees (non-senior managers), with one or more direct reports.
(iv)	All Diageo employees (non-senior managers), who have no direct reports.

Our 2020 target(i)

•	Increase employee engagement to 80%, becoming a top quartile performer on measures such as employee satisfaction, pride and loyalty.

KPI:

Employee satisfaction, loyalty, advocacy and pride, measured through our Values Survey.

93% of our people participated in the annual Values Survey (23,043 of the 24,733 invited), a best-in-class response rate. 75% identified themselves as being engaged, down from 77% in 2016. This small shift, in a year of significant organisational change, shows that, overall, we have continued to bring our people with us as we focus on productivity improvements to enable investment in growth.

(i)	In 2017, we improved our annual Values Survey to simplify the process and ensure the results were relevant to the business, reducing the survey from 40 questions to 15. As a result, we no longer measure our previous performance enablement metric and we will cease reporting on what was formerly the second 2020 target in this area, ‘Raise our performance enablement score, which measures a link between engagement and performance commitment, to 83%.’

Sustainable supply chains

Our business has always depended on, and created value for, the communities from whom we buy our raw materials. In recent years we have deepened this essential relationship, focusing on building capability among our supplier communities and strengthening environmental practices in our supply chain.

As a responsible business, we comply with legal and regulatory requirements, including those related to human rights and working conditions – but we aim to go further. We want our supply chain to be a resilient foundation for our business success, while enabling us to contribute to reducing poverty and inequality, addressing environmental challenges, increasing wellbeing, and improving livelihoods in line with the UN Global Goals.

Sustainable agriculture strategy

In July 2016 we launched ‘Building Sustainable Supply Chains’, our strategy for sustainable agriculture. It sets out our aims for making our agricultural supply chains environmentally, socially and economically sustainable. While we will tailor our approach for different raw materials and markets, the strategy is built on three core principles:

•	Securing a supply for our business, while contributing to economic and wider growth

•	Respecting human rights, building capacity and creating shared value with farming communities

Business review (continued)

•	Using resources efficiently, minimising environmental impact, and safeguarding future crops and ecosystems.

We aim to expand our strategy for sustainable agriculture to cover all raw materials used in our products, but we are initially focusing on six priority raw materials – barley, maize, sugar, sorghum, agave and aniseed.

Identifying risks and opportunities

We have been working to understand the risks and opportunities in our supply chain, and this year we completed our work to map our agricultural supply chain to tier 1, which includes around 200 suppliers. This analysis also supports our work on human rights (see page 124, and our Modern Slavery Statement, published on our website).

Our 2020 targets

•	Establish partnerships with farmers to develop sustainable agricultural supplies of key raw materials.

KPI:

Number of smallholders in our farming development programmes.

We support more than 45,000 farmers in Africa, creating resilient and viable farms through a variety of programmes, including: training; better access to seeds and fertilisers to improve yields; providing access to capital through micro-loans; supporting farmers’ groups; and encouraging sustainable practices that protect natural resources.

We are aligned to industry standards through the Farm Sustainability Assessment (FSA) developed by the Sustainable Agriculture Initiative (SAI) Platform, and other standards where appropriate, working with large-scale farmers. We have begun to measure sustainability practices in our supply chains through a system of benchmarking while avoiding duplication or increasing burdens on farmers. For small-scale farmers, we have tested a smallholder FSA in Tanzania and will continue to work with the SAI and others on the development of this tool.

•	Source 80% of our agricultural raw materials locally in Africa by 2020.

KPI:

% of agricultural raw materials sourced locally in Africa.

We sourced 76% this year compared to 73% last year. Our continuing progress is closely related to our capacity-building among farmers. Our research demonstrates the positive impact this has on farmers and their families but we need to continue to build their resilience. Our Sourcing for Growth report on Ethiopian barley farming, available on www.diageo.com, examines this in more detail.

•	Deliver our responsible sourcing commitments with suppliers to improve labour standards and human rights in our supply chains.

KPI:

% of potential high-risk supplier sites audited.

We continued to work through SEDEX, a not-for-profit organisation enabling suppliers to share assessments and audits of ethical and responsible practices with customers, and AIM-PROGRESS, a forum of consumer goods companies which promotes responsible sourcing practices. We also have a Know Your Business Partner (KYBP) programme to assess suppliers against the risk of bribery and corruption, as well as money laundering.

To date, 1,224 of Diageo’s supplier sites assessed as a potential risk have completed a SEDEX self-assessment. Of these, 424 were assessed as a potential high risk, with 65% independently audited over the past three years. Of these audits, we commissioned 157 and 117 came through SEDEX or AIM-PROGRESS. 147 were conducted in the past year. Our audit programme helps embed human rights further across our business, as described on page 124.

Business review (continued)

Barley(ii) 37% Sugar 6% Maize 12% Agave 4% Wheat 12% Rice 4% Molasses 9% Dairy 1% Grapes 7% Raisins 1% Sorghum 6% Other 1% (including rye, cassava, hops, and aniseed)

(i)     Figures represent raw materials we buy directly, and excludes raw materials used to make the neutral spirit we purchase.

(ii)    Includes malted barley.

Glass 83% Closures and crowns 2% Corrugate 7% Cans 1% Cartons 3% Labels and sleeves 1% PET 2% Beverage cartons 1% (i) Excludes promotional materials.

Reducing our environmental impact

Performance against key 2020 targets

2020 target	KPI	2017 performance	Cumulative performance vs baseline(i)
Reduce water use through a 50% improvement in water use efficiency	% improvement in litres of water used per litre of packaged product	3.3%	40.0%
Return 100% of wastewater from our operations to the environment safely	% reduction in wastewater polluting power, measured in BOD (‘000 tonnes)	10.6%	44.5%
Replenish the amount of water used in our final product in water-stressed areas	% of water replenished in water-stressed areas (m3)	24.8%	45.5%
Reduce absolute greenhouse gas (GHG) emissions from direct operations by 50%	% reduction in absolute GHG (kt CO2 e)	5.6%	40.5%
Achieve a 30% reduction in absolute greenhouse gas emissions along the total supply chain	% reduction in absolute GHG (kt CO2 e)	7.7%	22.1%
Reduce total packaging by 15%, while increasing recycled content to 45% and making 100% of packaging recyclable	% of total packaging by weight	0.8%	8.8%
	% of recycled content by weight	1.0%	41.0%
	% of recyclable packaging by weight	0.0%	98.7%
Achieve zero waste to landfill	% reduction in total waste to landfill (tonnes)	37.9%	93.8%

(i)	Baseline year is 2007, except for packaging which is 2009 and water replenishment which is 2015.

Business review (continued)

Our business success is inextricably linked with the natural environment. Not only do we rely on a supply of high-quality raw materials and water to make our brands, but our business shares with others the social and financial risks associated with climate change, water scarcity, soil degradation or the loss of biodiversity. We therefore aim to be a business which uses natural resources efficiently across the whole value chain, and where possible, improves the environment we operate in. Our strategy aligns with and supports the UN Global Goals, particularly on water and climate change.

We are absolutely committed to minimising our environmental impact, in particular reducing carbon emissions to address climate change. We aim to reduce harm to habitats or biodiversity, making improvements where we can, and to be a responsible steward of water. While we have most control over our own operations, where we have achieved the fastest results, we are also working to reduce our impacts throughout our value chain.

Continuing to improve our environmental performance is the right thing to do, both in itself and because of the interdependency between the environment and the communities around us. It also makes business sense. We welcome recent trends in the disclosure of climate change risk and the work in the UK of the Financial Stability Board’s Task Force on Climate-related Financial Disclosure (TCFD), which aims to improve how companies report on climate change risk. Mitigating climate change through appropriate water stewardship is particularly critical for our business, and is an important element in our Water Blueprint, described below. Leadership in these issues will strengthen our business, reduce costs and mitigate risks. The measures we take will improve our efficiency and make our operations and supply chains more robust.

Climate change action

As members of the We Mean Business Coalition, we are committed to carbon emissions reduction targets, eliminating commodity-driven deforestation, and providing climate change information in corporate filings. We are also committed to procuring 100% of our electricity from renewable sources by 2030, and reducing emissions from short-lived climate pollutants.

This year, alongside improvements in greenhouse gas performance in our own operations, we continued our work on assessing, quantifying and identifying opportunity areas in our upstream and downstream supply chain emissions. Increasing our understanding of our indirect (Scope 3) emissions is an important step towards our target to reducing total supply chain emissions by 30%. We have also increased our understanding of the environmental footprint of our brands: this year, we published indicative carbon and water footprints of five global brands, which included comparisons with other beverages to contextualise our impact for consumers and other stakeholders.

Business review (continued)

Water: our continuing strategic focus

Water is an essential resource to our business, and its careful management is a commercial priority as well as a responsibility to the communities and habitats with which we share it. Good water stewardship is a vital part of our strategy for mitigating and adapting to climate change, since climate change and water scarcity are inextricably linked.

Our strategic aim is to reduce our overall impact, especially in water-stressed regions in Africa, India and Brazil, which requires a deep commitment to collaboration with multiple stakeholders. The map on page 36 shows where our sites are located in water-stressed areas: these sites account for approximately a third of our total production by volume.

Business review (continued)

We continue to deliver our Water Blueprint, launched in 2015, which outlines our strategic approach to protecting and managing our water resources globally, particularly in relation to markets where there is significant water stress. It includes our approach to reducing water use in our own operations and agricultural supply chains; replenishing water in water-stressed areas; and supporting community water programmes which combined create greater collaboration and impact in water management. This strategy incorporates our global supply chain, so that we can better understand and manage our total impact on water, and also includes a commitment to global water advocacy, working in partnership with key NGOs such as WaterAid.

Our 2020 targets

Water stewardship

•	Reduce water use through a 50% improvement in water use efficiency.

KPI:

% improvement in litres of water used per litre of packaged product.

This year our water efficiency improved by 3.3% compared to 2016 and 40% against our 2007 baseline. The steady improvement reflects the continuous application of efficiency measures across our operations, with particular gains coming from our distilleries and packaging plants in India, where water efficiency improved by 17%. 539,933 cubic metres of water were used for agricultural purposes on land under Diageo’s operational control. This is reported separately from water used in our direct operations.

•	Return 100% of wastewater from our operations to the environment safely.

KPI:

% reduction in wastewater polluting power measured in BOD (‘000 tonnes).

Wastewater polluting power has improved by 10.6% versus prior year. This is mainly attributable to improvements in the treatment of wastewater across sites in India, Africa and progress in commissioning the bioenergy facility at Cameronbridge Distillery in Scotland. When fully operational, the bioenergy plant and auxiliary wastewater treatment plant at Cameronbridge will reduce BOD significantly, converting the organic materials to biogas for subsequent use as energy, and displacing fossil fuels.

•	Replenish the amount of water used in our final product in water-stressed areas.

KPI:

% of of water replenished in water stressed areas (m3).

Cumulatively 45.5% of total water used in final product in water-stressed areas was replenished. Of this, 53.6% has been replenished in India, where we run holistic programmes that bring together WASH community empowerment and water replenishment initiatives. In Kenya, Ghana, Uganda and Tanzania, there was an increased emphasis on water replenishment during this reporting year through our continued investment in WASH programmes in the communities where we source raw materials. We ensure that we replenish in catchments impacted by our sites and their supply chain that are water-stressed.

In addition, the volume of water recycled or reused in our own production was 1,169,696m3, representing 5.6% of total water withdrawals.

•	Equip our suppliers with tools to protect water resources in our most water-stressed locations.

KPI:

% of key suppliers engaged in water management practices.

Business review (continued)

We engage suppliers through CDP’s Supply Chain Water Programme, which we joined in 2015. This year, we engaged 107 of our largest suppliers to disclose their water management practices through this programme, with a 77% response rate. Of these suppliers, 54% reported having water reduction targets in place. Our next step is to complete water risk mapping of the sites of all our key suppliers, building on our risk assessment of our third-party operations in India. This will help us better understand the water impact of our supply chain and then directly support suppliers with a comprehensive water stewardship guide.

Water efficiency by region, by year (l/l)(i), (ii)	2007	2015	2016	2017
North America	6.67	5.35	5.20	5.72
Europe, Russia and Turkey	7.89	6.73	5.79	5.76
Africa	8.48	5.14	4.55	4.32
Latin America and Caribbean	34.66	6.26	4.58	3.84
Asia Pacific	7.02	5.68	5.00	4.25
Diageo (total)	8.21	5.84	5.13	4.96

Wastewater polluting power by region, by year (BOD/t)(i)	2007	2015	2016	2017
North America	242	13	101	276
Europe, Russia and Turkey	22,927	31,543	19,494	17,613
Africa	9,970	670	436	181
Latin America and Caribbean	11	50	48	38
Asia Pacific	95	489	299	64
Corporate	—	—	—	—

Diageo (total)	33,245	32,765	20,378	18,172

Total under direct control	32,415	32,535	20,999	17,969

(i)	2007 baseline data and data for each of the intervening years in the period ended 30 June 2016 have been restated in accordance with Diageo’s environmental reporting methodologies.
(ii)	In accordance with Diageo’s environmental reporting methodologies, total water used excludes irrigation water for agricultural purposes on land under the operational control of the company.

Carbon

•	Reduce absolute greenhouse gas emissions from direct operations by 50%.

KPI:

% reduction in absolute GHG (kt CO2e).

We use the World Resources Institute/ World Business Council for Sustainable Development Greenhouse Gas Protocol as a basis for reporting our emissions, and we include all facilities over which we have operational control for the full year. We reduced greenhouse gas emissions in our direct operations this year by 5.6% through a range of measures and initiatives, including further reduction in coal use in India.

Diageo’s total direct and indirect carbon emissions (location/gross) this year were 809,077 tonnes, comprising direct emissions (Scope 1) of 618,104 tonnes and indirect (Scope 2) emissions of 190,973 tonnes. In 2016, total direct and indirect carbon emissions, (location basis/gross), were 841,866 tonnes; (direct emissions 656,524 and indirect emissions 185,342 tonnes). The intensity ratio for this year was 191 grams per litre packaged, compared to 202 grams per litre in 2016.

This year 53.6% of electricity at our production sites came from low-carbon sources such as wind, hydro and nuclear, compared to 52.7% in 2016, and 23.2% of our electricity was from renewable sources only. In the United Kingdom, 100% of our electricity came from low-carbon sources.

•	Achieve a 30% reduction in absolute greenhouse gas emissions along the total supply chain.

Business review (continued)

KPI:

% reduction in absolute GHG (kt CO2e).

In 2017, our total supply chain carbon footprint was 3.2 million tonnes, a reduction of 22.1% versus the baseline and 7.7% versus 2016, driven predominantly by emissions reductions in distribution and logistics and direct operations. We will continue to improve the methodology to aggregate total supply chain carbon and are partnering with our suppliers and customers to reduce our footprint.

We achieved an excellent response rate, 93%, from the 155 key suppliers we engaged on measuring and managing their carbon emissions through the CDP. Of these suppliers, 48% reported having an emissions reduction target in place. At the same time, we have introduced a new performance review system for suppliers, alongside our own background data assurance method, which enables us to analyse and assess the Scope 3 emissions our suppliers report to CDP, and drive further reductions.

•	Ensure all our new refrigeration equipment in trade is HFC- free, with a reduction in associated greenhouse gas emissions from 2015.

KPI:

% of new equipment sourced HFC- free from 1 July 2015.

Eliminating HFCs plays a role in reducing our overall carbon footprint. 100% of the 25,000 new fridges we purchased since July 2015 were HFC- free. In 2016 we reported that 99% of new fridges purchased were HFC- free; we have replaced the 200 units purchased in error that were not HFC- free, to bring our total back to 100% this year.

878 658 593 555 190 73 80 79 2007 2015 2016 2017Ä Direct Indirect

(i)	CO2e figures are calculated using the WRI/WBCSD GHG Protocol guidance available at the beginning of our financial year, the kWh/CO2e conversion factor provided by energy suppliers, the relevant factors to the country of operation, or the International Energy Agency, as applicable.
(ii)	2007 baseline data, and data for each of the intervening years in the period ended 30 June 2016, have been restated in accordance with the WRI/ WBCSD GHG Protocol and Diageo’s environmental reporting methodologies.

Carbon emissions by weight by region (1,000 tonnes CO2e)(i), (ii)	2007	2015	2016	2017
North America	213	53	45	49
Europe, Russia and Turkey	405	330	283	264
Africa	271	243	244	235
Latin America and Caribbean	8	15	15	16
Asia Pacific	151	80	72	59
Corporate	20	10	10	11

Diageo (total)	1,068	731	672	634

(i)	CO2e figures (market/net) are calculated using the WRI/WBCSD GHG Protocol guidance available at the beginning of our financial year, the kWh/CO2e conversion factor provided by energy suppliers, the relevant factors to the country of operation, or the International Energy Agency, as applicable.
(ii)	2007 baseline data, and data for each of the intervening years in the period ended 30 June 2016, have been restated in accordance with the WRI/WBCSD GHG Protocol and Diageo’s environmental reporting methodologies.

Business review (continued)

Packaging

•	Reduce total packaging by 15%, while increasing recycled content to 45% and making 100% of packaging recyclable.

KPI:

% of total packaging by weight.

KPI:

% of recycled content by weight.

KPI:

% of recyclable packaging by weight.

We achieved a 0.8% reduction in packaging weight versus 2016 (8.8% versus our 2009 baseline); and a 1.0% increase in recycled content versus 2016. The overall recycled content in our packaging now stands at 41%, and packaging recyclability remains at 98.7%.

Glass makes up a significant proportion of our packaging weight, and we work with our suppliers and other partners to improve recycled content. Partnership work with a number of suppliers has increased the proportion of recycled content in glass in, for example, flint glass for Smirnoff and Johnnie Walker. Our Sustainable Packaging Commitments, refreshed in 2016, are used by brands and technical teams as well as suppliers and support our ongoing programme to produce packaging with lower environmental impact. This year we published a supplementary guideline on plastics to support our sustainable packaging strategy and in recognition of the increasing concern about the impact of plastics on the environment.

•	Sustainably source all of our paper and board packaging to ensure zero net deforestation.

KPI:

% sustainably sourced paper and board packaging.

Business review (continued)

We define sustainably sourced as Forest Stewardship Council (FSC) or Programme for the Endorsement of Forest Certification (PEFC) certified, or recycled fibre. This year we continued embedding our sustainable sourcing requirements with our suppliers. To date we have engaged over 250 suppliers with 70% responding. Collectively these suppliers have self-reported that 78% of the paper and board packaging they supply meets our sustainable sourcing criteria. Over the next year we will continue our programme of engagement with suppliers to increase this percentage and drive improvements.

Waste

•	Achieve zero waste to landfill.

KPI:

% reduction in total waste to landfill (tonnes).

We achieved a 37.9% reduction in waste to landfill compared to last year. This performance was driven by a new initiative to recover and reuse carton materials in South Africa. Meanwhile in Turkey, the re-use of by-products from wastewater treatment facilities in a number of applications was used as a source of energy in brick manufacture and in land application as fertiliser.

Total waste to landfill by region (tonnes)(i)	2007	2015	2016	2017
North America	40,142	123	148	146
Europe, Russia and Turkey	22,442	7,208	2,974	1,241
Africa	37,062	7,507	6,081	3,937
Latin America and Caribbean	246	218	155	390
Asia Pacific	8,583	2,984	922	346
Corporate	604	690	648	718

Diageo (total)	109,079	18,730	10,928	6,778

(i)	2007 baseline data and data for each of the intervening years in the period ended 30 June 2016 have been restated in accordance with Diageo’s environmental reporting methodologies.

Business review (continued)

Governance and ethics

Trust in business has never been more important, and we know that doing business with integrity is key to our performance ambition. Our global risk and compliance framework is designed to support our business through focus on the right behaviours and to provide rigorous oversight of our risk management, controls and compliance environment. We expect good governance and ethics to contribute to our performance and safeguard our reputation, and we continue to invest to make our programme more engaging and efficient.

Leadership and ethical business

There is no room for complacency when it comes to doing business with integrity, and the importance of ethical business conduct has been repeatedly emphasised by our senior leadership to all employees this year: each one of us holds the hard-earned reputation of Diageo and our brands in our hands. While our employees have received renewed compliance training this year, described below, we believe that our culture must encourage levels of integrity that are beyond compliance, and this is encouraged through a range of creative engagement activities.

Communications and compliance training

In July 2016 we retrained all our people on our refreshed Code of Business Conduct (our Code) through eLearning, which for the first time integrated our Annual Certification of Compliance (ACC). All employees at manager level and above certified that they fully understood what was expected of them. In July 2016, the ACC was completed by all eligible employees, a total of 9,403 people. In USL, which runs its own ACC training, 2,176 (100%) of eligible employees completed the ACC. Next year, USL will be integrated into Diageo’s global eLearning programme.

The Code eLearning training was delivered within a year of the launch of our refreshed Code to every employee in every market. It covered all areas of our Code, with specific emphasis on key topics reinforced by scenario-based animated films. Employees were able to complete it in one of 19 languages on their desktop, laptop, tablet or smartphone, with a face-to-face classroom training option delivered at sites where employees do not use computers. All new joiners are required to complete the training within 30 days.

KPI:

Number of eligible employees completing the Annual Certification of Compliance (ACC).

100% of manager level and above employees completed the ACC as part of our combined Master the Code eLearning and ACC.

Managing third parties

We continue to improve our third-party due diligence programme. As part of this we have implemented a global tool which supports a more streamlined and automated way to assess third parties against the risk of bribery, corruption and money laundering, and to mitigate those risks across the business.

Monitoring and auditing

This year we further rationalised and simplified both our assurance delivery methodology and our controls assurance framework to focus on key risk areas. Deep dives into key operating areas, and expansion of our continuous monitoring tool, created opportunities to leverage our shared service centres, allowing us to deliver assurance in a more efficient and effective way.

Business review (continued)

Reporting and investigation

We want employees to feel comfortable raising concerns about potential breaches of our Code or policies. We expect anyone who comes across a breach to report it immediately, either through our confidential whistleblowing helpline SpeakUp, to their manager, or to a member of the global risk and compliance, human resources or legal teams. Alongside the independent phone lines, our www.diageospeakup.com website was refreshed in 2017 to make it simpler to report. It is now available in all our Code languages, and is also available to our business partners.

There were 701 suspected breaches reported this year, of which 281 (40%) were subsequently substantiated. Of the suspected breaches, 282 were reported through SpeakUp, compared with 311 in 2016. Of the total number reported, seven related to human rights issues. All human rights issues identified through this process feed into our wider human rights programme and inform our work in this area. Each issue is investigated with appropriate actions put in place.

All reports are taken seriously, and we follow up and investigate those that require action. We monitor breaches to identify trends or common areas and use any findings to inform the development of our compliance and ethics programme. This year, 77 people exited the business as a result of breaches of our Code or policies.

Overall case volumes fell by 7% with the number of employees exiting the business as a result of breaches falling by 18%. We believe this continues to be a positive indication of the maturity of our compliance programme and the impact of our training and communication with employees and third parties.

835 752 701 386 340 281 131 94 77 2015 2016 2017 Reported Substantiated Code-related leavers

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

It is not possible to reconcile the forecast tax rate before exceptional items and forecast organic operating margin improvement to the most comparable GAAP measures as it is not possible to predict, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

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

Business review (continued)

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

Calculation of organic movements

The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the amount in the row titled ‘2016 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

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

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the period up to the date of the external results announcement, the group, in the organic movement calculations, excludes the results for that business from the current and prior year. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. In addition, disposals include the elimination of the results (for volume, sales and net sales only) of operations in India where United Spirits Limited (USL) previously fully consolidated the results but which are now operated on a royalty or franchise model where USL now only receives royalties for sales made by that operation.

(c) Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements, and are excluded from the organic movement calculations.

Exceptional operating items are those that are considered to be material and are part of the operating activities of the group such as impairments of fixed assets, duty settlements, property disposals and changes in post employment plans. Charges in respect of

Business review (continued)

material global restructuring programs were disclosed as exceptional operating items until and including the year ended 30 June 2015.

Gains and losses on the sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as non-operating exceptional items below operating profit in the consolidated income statement.

It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.

Organic movement calculations for the year ended 30 June 2017 were as follows:

	North America million	Europe, Russia and Turkey million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2016 reported	47.0	43.9	31.3	20.6	103.6	—	246.4
Reclassification(ii)	0.1	0.5	(0.2)	—	—	—	0.4
Disposals(iii)	(0.5)	(1.2)	(0.1)	(0.4)	(13.3)	—	(15.5)

2016 adjusted	46.6	43.2	31.0	20.2	90.3	—	231.3
Acquisitions and disposals(iii)	—	—	0.3	0.5	7.6	—	8.4
Organic movement	0.8	1.2	0.9	0.4	(0.8)	—	2.5

2017 reported	47.4	44.4	32.2	21.1	97.1	—	242.2

Organic movement %	2	3	3	2	(1)	n/a	1

Business review (continued)

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2016 reported	4,037	4,593	1,875	1,078	4,022	36	15,641
Exchange(i)	667	312	153	158	683	5	1,978
Reclassification(ii)	19	37	(12)	(13)	(31)	—	—
Disposals(iii)	(137)	(128)	(9)	(41)	(255)	—	(570)

2016 adjusted	4,586	4,814	2,007	1,182	4,419	41	17,049
Acquisitions and disposals(iii)	—	3	32	7	196	—	238
Organic movement	139	168	93	114	308	5	827

2017 reported	4,725	4,985	2,132	1,303	4,923	46	18,114

Organic movement %	3	3	5	10	7	12	5

Net sales
2016 reported	3,565	2,544	1,401	863	2,076	36	10,485
Exchange(i)	588	211	78	131	346	5	1,359
Reclassification(ii)	19	37	(13)	(13)	(30)	—	—
Disposals(iii)	(132)	(99)	(6)	(34)	(91)	—	(362)

2016 adjusted	4,040	2,693	1,460	947	2,301	41	11,482
Acquisitions and disposals(iii)	—	3	21	8	48	—	80
Organic movement	121	128	75	89	70	5	488

2017 reported	4,161	2,824	1,556	1,044	2,419	46	12,050

Organic movement %	3	5	5	9	3	12	4

Marketing
2016 reported	541	404	143	167	301	6	1,562
Exchange(i)	86	22	13	22	47	3	193
Reclassification(ii)	—	5	(2)	1	(4)	—	—
Disposals(iii)	(9)	(2)	—	(4)	—	—	(15)

2016 adjusted	618	429	154	186	344	9	1,740
Acquisitions and disposals(iii)	—	—	5	2	—	—	7
Organic movement	24	14	7	7	(1)	—	51

2017 reported	642	443	166	195	343	9	1,798

Organic movement %	4	3	5	4	—	—	3

Operating profit before exceptional items
2016 reported	1,551	801	212	199	395	(150)	3,008
Exchange(i)	270	64	7	35	85	(15)	446
Reclassification(ii)	15	14	(7)	(11)	(11)	—	—
Acquisitions and disposals(iii)	(13)	(10)	(3)	(5)	(1)	1	(31)

2016 adjusted	1,823	869	209	218	468	(164)	3,423
Acquisitions and disposals(iii)	—	—	(11)	—	—	(1)	(12)
Organic movement	76	67	20	32	19	(24)	190

2017 reported	1,899	936	218	250	487	(189)	3,601

Organic movement %	4	8	10	15	4	(15)	6

Organic operating margin %
2017	45.6%	33.2%	14.9%	24.1%	20.5%	n/a	30.2%
2016	45.1%	32.3%	14.3%	23.0%	20.3%	n/a	29.8%

Margin improvement (bps)	51	91	60	111	20	n/a	37

Business review (continued)

(1)	For the reconciliation of sales to net sales and operating profit before exceptional items to operating profit see page 56 and page 214.
(2)	Percentages and margin improvement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations

(i)	The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of the US dollar, the euro, the Kenyan schilling and the Indian rupee, partially offset by the Nigerian naira.
(ii)	Reclassification comprises (a) the results of Lebanon, other Middle Eastern and North African countries which were formerly reported in Asia Pacific and Africa geographical regions now being included in Europe, Russia and Turkey and (b) the results of the Travel Retail operations have been reallocated to the geographical regions to better reflect the region in which the sale to the customer is made. In addition following a review of the group’s reporting of volume an adjustment was made to include Malaysia and Singapore contract brew volume in the reported beer figures which increased volume in Asia Pacific by 0.3 million equivalent cases (2016 – 0.4 million equivalent cases).
(iii)	In the year ended 30 June 2017 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

	Volume equ. units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
Year ended 30 June 2016
Acquisitions
Integration costs	—	—	—	—	1

	—	—	—	—	1

Disposals
North America Wines	(0.3)	(112)	(110)	(8)	(8)
Percy Fox	(0.8)	(84)	(67)	(1)	(5)
Grand Marnier	(0.2)	(31)	(24)	—	(4)
Bouvet	—	(8)	(8)	—	(1)
Argentina	(0.3)	(18)	(15)	(2)	(2)
South Africa - ready to drink and beer	(0.1)	(7)	(5)	—	(2)
Jamaica and Red Stripe	(0.5)	(59)	(47)	(4)	(8)
Bushmills	—	(3)	(2)	—	(1)
USL franchise	(13.3)	(246)	(82)	—	—
CGI (Kenya)	—	(2)	(2)	—	(1)

	(15.5)	(570)	(362)	(15)	(32)

Acquisitions and disposals	(15.5)	(570)	(362)	(15)	(31)

Year ended 30 June 2017
Acquisitions
South Africa - ready to drink and beer	0.3	32	21	5	(11)
Argentina	0.3	4	5	—	—
Transaction costs	—	—	—	—	(1)

	0.6	36	26	5	(12)

Disposals
Argentina	0.2	3	3	2	—
USL franchise	7.6	196	48	—	—
Yellow tail	—	3	3	—	—

	7.8	202	54	2	—

Acquisitions and disposals	8.4	238	80	7	(12)

Business review (continued)

Earnings per share before exceptional items

Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the year ended 30 June 2017 and 30 June 2016 are set out in the table below.

	2017 £ million	2016 £ million
Profit attributable to equity shareholders of the parent company – continuing operations	2,717	2,244
Exceptional operating items attributable to equity shareholders of the parent company	28	171
Non-operating items attributable to equity shareholders of the parent company	(20)	(115)
Tax in respect of exceptional operating and non-operating items attributable to equity shareholders of the parent company	1	(58)

	2,726	2,242

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,512	2,508
Dilutive potential ordinary shares	11	10

	2,523	2,518

	pence	pence
Basic earnings per share before exceptional items	108.5	89.4

Diluted earnings per share before exceptional items	108.0	89.0

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

Free cash flow reconciliations for the years ended 30 June 2017 and 30 June 2016 are set out in the table below.

	2017 £ million	2016 £ million
Net cash from operating activities	3,132	2,548
Disposal of property, plant and equipment and computer software	46	57
Purchase of property, plant and equipment and computer software	(518)	(506)
Movements in loans and other investments	3	(2)

Free cash flow	2,663	2,097

Business review (continued)

Operating cash conversion

Operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows and outflows in respect of exceptional items, dividends received from associates, maturing inventories, other items and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional operating items.

The ratio is stated at the budgeted exchange rates for the respective year in line with management reporting and is expressed as a percentage.

Operating cash conversion for the years ended 30 June 2017 and 30 June 2016 were as follows:

	2017 £ million	2016 £ million
Operating profit	3,559	2,841
Exceptional operating items	42	167
Depreciation and amortisation(i)	361	355
Retranslation to budgeted exchange rates	(582)	18

	3,380	3,381

Cash generated from operations	4,177	3,360
Cash payments in respect of exceptional items(ii)	45	80
Post employment payments less amounts included in operating profit(i)	111	58
Net movement in maturing inventories(iii)	138	144
Dividends received from associates	(223)	(173)
Other items(i), (iv)	(25)	15
Retranslation to budgeted exchange rates	(614)	75

	3,609	3,559

Operating cash conversion	106.8%	105.3%

(i)	Excluding exceptional items.
(ii)	Exceptional cash payments for exceptional restructuring and for discontinued operations were £14 million (2016 – £52 million) and £31 million (2016 – £nil), respectively. In addition, the year ended 30 June 2016 included £28 million of payments in respect of disengagement agreements relating to United Spirits Limited.
(iii)	Excluding non-cash movements such as exchange and impact of acquisitions and disposals of £35 million (2016 – £(83) million).
(iv)	Excluding payment of £31 million in respect of discontinued operations in the year ended 30 June 2017 (2016 – £nil).

Return on average total invested capital

Return on average total invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items attributable to the equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the year. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding post employment benefit net liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to calculate average total invested capital.

Calculations for the return on average total invested capital for the years ended 30 June 2017 and 30 June 2016 are set out in the table below.

	2017 £ million	2016 £ million
Operating profit	3,559	2,841
Exceptional operating items	42	167
Profit before exceptional operating items attributable to non-controlling interests	(119)	(108)
Share of after tax results of associates and joint ventures	309	221
Tax at the tax rate before exceptional items of 20.6% (2016 – 19.0%)	(781)	(593)

	3,010	2,528

Average net assets (excluding net post employment liabilities)	11,828	10,202
Average non-controlling interests	(1,715)	(1,558)
Average net borrowings	8,488	9,130
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562

Average total invested capital	21,802	20,975

Return on average total invested capital	13.8%	12.1%

Tax rate before exceptional items

Tax rate before exceptional items is calculated by dividing the total tax charge on continuing operations before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s continuing operations before tax on exceptional items.

The tax rates from operations before exceptional and after exceptional items for the years ended 30 June 2017 and 30 June 2016 are set out in the table below.

	2017 £ million	2016 £ million
Tax before exceptional items (a)	736	552
Tax in respect of exceptional items	(4)	(56)

Taxation on profit from continuing operations (b)	732	496

Profit from continuing operations before taxation and exceptional items (c)	3,581	2,902
Non-operating items	20	123
Exceptional operating items	(42)	(167)

Profit before taxation (d)	3,559	2,858

Tax rate before exceptional items (a/c)	20.6%	19.0%

Tax rate from continuing operations after exceptional items (b/d)	20.6%	17.4%

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

Shipments comprise the volume of products made to Diageo’s immediate (first tier) customers. Depletions are the estimated volume of the first onward sales made by our immediate customers. Both shipments and depletions are measured on an equivalent units basis.

Business review (continued)

References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include, but not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, John Walker & Sons Collection, Johnnie Walker The Gold Route, Johnnie Walker The Royal Route and other Johnnie Walker super premium brands; Roe & Co; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray Malacca Gin; Cîroc, Ketel One vodka; Don Julio, Zacapa, Bundaberg SDlx, Shui Jing Fang, Jinzu gin, Haig Club whisky, Orphan Barrel whiskey and DeLeón Tequila.

References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits include Buchanan’s, Bundaberg, Crown Royal, JeB, McDowell’s, Old Parr, Yenì Raki, Black & White, Shui Jing Fang, Windsor and Ypióca. Global giants and local stars exclude ready to drink and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

References to beer include cider and some non-alcoholic products such as Malta Guinness.

References to the group include Diageo plc and its consolidated subsidiaries.

Business review (continued)

Reconciliations of non-GAAP measures to GAAP measures – 2016 compared with 2015

Organic movements

Organic movement calculations for the year ended 30 June 2016 were as follows:

	North America million	Europe, Russia and Turkey million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2015 reported	47.3	44.1	26.2	21.6	107.0	—	246.2
Disposals(iii)	(1.3)	(2.3)	(0.2)	(1.3)	(3.3)	—	(8.4)

2015 adjusted	46.0	41.8	26.0	20.3	103.7	—	237.8
Acquisitions and disposals(iii)	0.5	1.3	3.0	0.7	—	—	5.5
Organic movement	0.5	0.8	2.3	(0.4)	(0.1)	—	3.1

2016 reported	47.0	43.9	31.3	20.6	103.6	—	246.4

Organic movement %	1	2	9	(2)	—	n/a	1

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2015 reported	3,909	4,683	1,868	1,297	4,129	80	15,966
Exchange(i)	199	(181)	(143)	(181)	(54)	—	(360)
Disposals(iii)	(283)	(247)	(31)	(119)	(48)	(48)	(776)

2015 adjusted	3,825	4,255	1,694	997	4,027	32	14,830
Acquisitions and disposals(iii)	117	124	89	76	8	—	414
Organic movement	95	214	92	5	(13)	4	397

2016 reported	4,037	4,593	1,875	1,078	4,022	36	15,641

Organic movement %	2	5	5	1	—	13	3

Net sales
2015 reported	3,455	2,617	1,415	1,033	2,213	80	10,813
Exchange(i)	172	(87)	(102)	(134)	(21)	—	(172)
Disposals(iii)	(272)	(184)	(18)	(98)	(35)	(48)	(655)

2015 adjusted	3,355	2,346	1,295	801	2,157	32	9,986
Acquisitions and disposals(iii)	113	96	72	57	7	—	345
Organic movement	97	102	34	5	34	4	276
Reclassification(ii)	—	—	—	—	(122)	—	(122)

2016 reported	3,565	2,544	1,401	863	2,076	36	10,485

Organic movement %	3	4	3	1	2	13	3

Business review (continued)

	North America £ million	Europe Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Marketing
2015 reported	542	388	147	194	344	14	1,629
Exchange(i)	23	1	(11)	(26)	—	—	(13)
Disposals(iii)	(22)	(7)	—	(11)	(1)	(2)	(43)

2015 adjusted	543	382	136	157	343	12	1,573
Acquisitions and disposals(iii)	8	2	6	10	—	—	26
Organic movement	(10)	20	1	—	(42)	(6)	(37)

2016 reported	541	404	143	167	301	6	1,562

Organic movement %	(2)	5	1	—	(12)	(50)	(2)

Operating profit before exceptional items
2015 reported	1,448	804	318	263	356	(123)	3,066
Exchange(i)	77	(24)	(67)	(57)	(5)	(7)	(83)
Acquisitions and disposals(iii)	(55)	(34)	(5)	(17)	(1)	(2)	(114)

2015 adjusted	1,470	746	246	189	350	(132)	2,869
Acquisitions and disposals(iii)	25	10	(7)	12	1	(1)	40
Organic movement	56	45	(27)	(2)	44	(17)	99

2016 reported	1,551	801	212	199	395	(150)	3,008

Organic movement %	4	6	(11)	(1)	13	(13)	3

Organic operating margin %
2016	44.2%	32.3%	16.5%	23.2%	18.0%	n/a	28.9%
2015	43.8%	31.8%	19.0%	23.6%	16.2%	n/a	28.7%

Margin improvement/(decline) (bps)	39	51	(252)	(39)	176	n/a	19

(1)	For the reconciliation of sales to net sales and operating profit before exceptional items to operating profit see page 89 and pages 214-215.
(2)	Percentages and margin improvement/(decline) are calculated on rounded figures.

Notes:	Information in respect of the organic movement calculations
(i)	The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of the Nigerian naira, the South African rand, the Venezuelan bolivar, the Brazilian real and the Turkish lira, partially offset by the US dollar.
(ii)	Following a review of the third party production arrangements in India it was determined to be more appropriate to ensure consistent reporting by reclassifying the excise duties payable by the third party production companies as excise duties. This change was implemented by USL in its first three months of its financial year ended 30 June 2016, and resulted in net sales for the year ended 30 June 2016 reducing by £122 million with a corresponding decrease in cost of sales. There was no impact on gross or operating profit.
(iii)	In the year ended 30 June 2016 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

Business review (continued)

	Volume equ. units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
Year ended 30 June 2015
Acquisitions
Integration costs	—	—	—	—	7

	—	—	—	—	7

Disposals
North America Wines	(0.8)	(229)	(221)	(15)	(39)
Percy Fox	(1.4)	(157)	(122)	(3)	(19)
Grand Marnier	(0.2)	(26)	(20)	—	(2)
Bouvet	(0.1)	(16)	(16)	(1)	(2)
Argentina	(0.6)	(38)	(33)	(3)	(4)
South Africa - ready to drink and beer	(0.2)	(27)	(15)	—	(3)
Jamaica and Red Stripe	(1.1)	(133)	(107)	(11)	(23)
Bushmills	(0.7)	(65)	(50)	(8)	(23)
USL franchise	(3.2)	(29)	(17)	—	—
Gleneagles	—	(48)	(48)	(2)	(4)
Other	(0.1)	(8)	(6)	—	(2)

	(8.4)	(776)	(655)	(43)	(121)

Acquisitions and disposals	(8.4)	(776)	(655)	(43)	(114)

Year ended 30 June 2016
Acquisitions
Don Julio	0.3	34	22	6	23
United National Breweries	2.6	44	44	1	4
South Africa	0.3	35	23	5	(11)
Argentina	—	1	1	—	—
Transaction costs	—	—	—	—	(1)

	3.2	114	90	12	15

Disposals
North America Wines	0.3	97	94	7	7
Percy Fox	0.8	84	67	1	5
Grand Marnier	0.3	28	22	—	3
Bouvet	—	7	7	—	1
Argentina	0.3	19	16	2	—
South Africa - ready to drink and beer	0.1	9	4	—	(1)
Jamaica and Red Stripe	0.5	52	41	4	7
Bushmills	—	3	2	—	1
Other	—	1	2	—	2

	2.3	300	255	14	25

Acquisitions and disposals	5.5	414	345	26	40

Business review (continued)

Earnings per share before exceptional items

Earnings per share before exceptional items for the years ended 30 June 2016 and 30 June 2015 were as follows:

	2016 £ million	2015 £ million
Profit attributable to equity shareholders of the parent company - continuing operations	2,244	2,381
Exceptional operating items attributable to equity shareholders of the parent company	171	268
Non-operating items attributable to equity shareholders of the parent company	(115)	(373)
Tax in respect of exceptional operating and non-operating items attributable to equity shareholders of the parent company	(58)	(51)

	2,242	2,225

Weighted average number of shares in issue (million)
Shares in issue excluding own shares (million)	2,508	2,505
Dilutive potential ordinary shares (million)	10	12

	2,518	2,517

Basic earning per share before exceptional items (pence)	89.4	88.8

Diluted earnings per share before exceptional items (pence)	89.0	88.4

Free cash flow

Free cash flow reconciliation for the years ended 30 June 2016 and 30 June 2015 were as follows:

	2016 £ million	2015 £ million
Net cash from operating activities	2,548	2,551
Disposal of property, plant and equipment and computer software	57	52
Purchase of property, plant and equipment and computer software	(506)	(638)
Movements in loans and other investments	(2)	(2)

Free cash flow	2,097	1,963

Return on average total invested capital

Calculations for the return on average total invested capital for the years ended 30 June 2016 and 30 June 2015 were as follows:

	2016 £ million	2015 £ million
Operating profit	2,841	2,797
Exceptional operating items	167	269
Profit for the year attributable to non-controlling interests	(108)	(87)
Share of after tax results of associates and joint ventures	221	175
Tax at the tax rate before exceptional items of 19% (2015 — 18.3%)	(593)	(577)

	2,528	2,577

Average net assets (excluding net post employment liabilities)	10,202	8,910
Average non-controlling interets	(1,558)	(1,240)
Average net borrowings	9,130	9,682
Average intergration and restructuring costs (net of tax)	1,639	1,604
Goodwill at 1 July 2004	1,562	1,562
Adjusted in respect of acquisition of USL(i)	—	493

Average total invested capital	20,975	21,011

Return on average total invested capital	12.1%	12.3%

(i)	For the year ended 30 June 2015 average net assets were adjusted for the inclusion of USL as though it was owned throughout the year as it became a subsidiary on 2 July 2014.

Business review (continued)

Tax rate before exceptional items

The tax rates from continuing operations before and after exceptional items for the years ended 30 June 2016 and 30 June 2015 were calculated as follows:

	2016 £ million	2015 £ million
Tax before exceptional items	552	517
Tax in respect of exceptional items	(56)	(51)

Taxation on profit from continuing operations	496	466

Profit from operations before taxation and exceptional items	2,902	2,829
Non-operating items	123	373
Exceptional operating items	(167)	(269)

Profit before taxation	2,858	2,933

Tax rate before exceptional items	19.0%	18.3%

Tax rate after exceptional items	17.4%	15.9%

Organic movement calculations for the year ended 30 June 2015

Organic movement calculations for net sales, operating profit before exceptional items and operating margin for the group for the year ended 30 June 2015 were as follows:

£ million
Net sales
2014 reported	10,258
Exchange	(337)
Disposals	(155)

2014 adjusted	9,766
Acquisitions and disposals	1,051
Organic movement	(4)

2015 reported	10,813

Organic movement %	—

Operating profit before exceptional items
2014 reported	3,134
Exchange	(161)
Acquisitions and disposals	2

2014 adjusted	2,975
Acquisitions and disposals	69
Organic movement	22

2015 reported	3,066

Organic movement %	1

Organic operating margin %
2015	30.7%
2014	30.5%

Margin improvement (bps)	24

Governance

Board of Directors and Company Secretary

Javier Ferrán (60)

Chairman, Non-Executive Director 3*

Nationality: Spanish

Appointed Chairman January 2017 (Appointed Chairman Designate and Non-Executive Director July 2016)

Current external appointments: Partner, Lion Capital LLP; Non-Executive Director, Associated British Foods plc and Coca-Cola European Partners plc; Member, Advisory Board of ESADE Business School

Previous relevant experience: President and CEO, Bacardi Limited; Non-Executive Director, SAB Miller plc

Ivan Menezes (58)

Chief Executive, Executive Director 2*

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

Kathryn Mikells (51)

Chief Financial Officer, Executive Director 2

Nationality: American

Appointed Chief Financial Officer and Executive Director November 2015

Current external appointments: Non-Executive Director, The Hartford Financial Services Group, Inc.

Previous relevant experience: Corporate Executive Vice President and Chief Financial Officer, Xerox Corporation; Senior Vice President and Chief Financial Officer, ADT Corporation; Executive Vice President and Chief Financial Officer, Nalco Holding Company and UAL Corporation

Lord Davies of Abersoch (64)

Senior Non-Executive Director 1,3,4*

Nationality: British

Appointed Senior Non-Executive Director and Chairman of the Remuneration Committee October 2011 (Appointed Non-Executive Director September 2010)

Current external appointments: Partner and Chairman, Corsair Capital LLC; Chairman, Cydar Medical and LetterOne Holdings S.A; Vice Chairman, Teneo; Chair of Trustees, Royal Academy of Arts

Previous relevant experience: Chairman, Chime Communications PLC, Jack Wills; Minister for Trade, Investment and Small Business for the UK Government; Group Chief Executive, Standard Chartered PLC

Peggy B Bruzelius (67)

Non-Executive Director 1,3,4

Nationality: Swedish

Appointed Non-Executive Director April 2009

Current external appointments: Chairman, Lancelot Asset Management; Non-Executive Director, Akzo Nobel NV, Lundin Petroleum AB and Skandia Liv AB

Previous relevant experience: Non-Executive Director, Axfood AB, Husqvarna AB; Syngenta AG and Scania AB; Vice Chairman, Electrolux AB; CEO, ABB Financial Services AB; Executive Vice President, Skandinaviska Enskilda Banken AB

Governance (continued)

Ho KwonPing (64)

Non-Executive Director 1,3,4

Nationality: Singaporean

Appointed Non-Executive Director October 2012

Current external appointments: Executive Chairman and Founder, Banyan Tree Holdings Limited; Chairman, Laguna Resorts & Hotels Public Company Limited, Thai Wah Public Company Limited and Singapore Management University; Governor, London Business School; Chairman of School Advisory Committee, School of Hotel and Tourism Management of the Hong Kong Polytechnic University

Previous relevant experience: Member, Global Advisory Board of Moelis & Company; Chairman, MediaCorp Pte. Ltd, Non-Executive Director, Singapore Airlines Limited, Singapore Power Limited and Standard Chartered PLC

Betsy D Holden (61)

Non-Executive Director 1,3,4

Nationality: American

Appointed Non-Executive Director September 2009

Current external appointments: Senior Advisor, McKinsey & Company; Non-Executive Director, Time Inc and Western Union Company; Member of the Executive Committee Board of Trustees, Duke University; Member of the Executive Committee, Kellogg School of Management Global Advisory Board

Previous relevant experience: Non-Executive Director, Catamaran Corporation, MediaBank LLC and Tribune Company; President, Global Marketing and Category Development and Co-Chief Executive Officer, Kraft Foods, Inc; Member of the North American Advisory Board, Schneider Electric

Nicola S Mendelsohn (45)

Non-Executive Director 1,3,4

Nationality: British

Appointed Non-Executive Director September 2014

Current external appointments: Vice president, Facebook EMEA; Director, Women’s Prize for Fiction; Co-Chair, Creative Industries Council; Co-President, Norwood; Member, Mayor’s Business Advisory Board

Previous relevant experience: Executive Chairman, Karmarama; Deputy Chairman, Grey London; Board Director, BBH and Fragrance Foundation; President, Institute of Practitioners in Advertising; Board Member, CEW; Trustee, White Ribbon Alliance; Chair of the Corporate Board, Women’s Aid

Philip G Scott (63)

Non-Executive Director 1,3,4

Nationality: British

Appointed Non-Executive Director October 2007 (Former Chairman of the Audit Committee). He will retire from the Diageo Board at the September 2017 Annual General Meeting.

Previous relevant experience: Non-Executive Director, Royal Bank of Scotland Group plc; President, Institute and Faculty of Actuaries; Chief Financial Officer, Aviva plc

Alan JH Stewart (57)

Non-Executive Director 1*,3,4

Nationality: British

Appointed Chairman of the Audit Committee January 2017 (Appointed Non-Executive Director September 2014)

Current external appointments: Chief Financial Officer, Tesco plc; Member of the Advisory Board, Chartered Institute of Management Accountants; Member of the Main Committee & Chairman of Pension Committee, the 100 Group of Finance Directors

Previous relevant experience: Chief Financial Officer, Marks & Spencer and AWAS; Non-Executive Director, Games Workshop plc; Group Finance Director, WH Smith plc; Chief Executive, Thomas Cook UK

Governance (continued)

David Harlock (56)

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

Dr Franz B Humer ceased to be Chairman and Non-Executive Director on 1 January 2017.

Emma Walmsley ceased to be a Non-Executive Director on 21 September 2016.

Ursula Burns has been appointed as a Non-Executive Director with effect from 2 April 2018. She will seek election at the 2018 Annual General Meeting.

Key to committees

1. Audit

2. Executive (comprising senior management)

3. Nomination

4. Remuneration

* Chairman of committee

Governance (continued)

Executive Committee

David Cutter (49)

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

Sam Fischer (49)

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

Victoria Frame (44)

Group Strategy Director

Nationality: British

Appointed Group Strategy Director May 2017

Previous relevant experience: MD International and Chief Marketing Officer, Barry’s Bootcamp; Partner, Bain & Company; Roles at Marakon Associates and CITI

Brian Franz (52)

Chief Productivity Officer

Nationality: American/British

Appointed Chief Productivity Officer August 2015

Previous Diageo roles: CIO and Head of GDBS, IS Services

Previous relevant experience: Senior Vice President and CIO, PepsiCo International; Commercial CIO, various CIO and management roles, General Electric

Alberto Gavazzi (51)

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

John Kennedy (52)

President, Diageo Europe, Russia, Turkey and India

Nationality: American

Appointed President, Diageo Europe, Russia, Turkey and India July 2016

Previous Diageo roles: President, Europe and Western Europe; Chief Operating Officer, Western Europe; Marketing Director, Australia; General Manager for Innovation, North America; President and Chief Executive Officer, Diageo Canada; Managing Director, Diageo Ireland

Previous relevant experience: brand management roles, GlaxoSmithKline and Quaker Oats

Governance (continued)

Anand Kripalu (58)

CEO, United Spirits Limited

Nationality: Indian

Appointed CEO, United Spirits Limited September 2014

Previous Diageo roles: CEO-designate, United Spirits Limited

Previous relevant experience: Various management roles at Mondelez International, Cadbury and Unilever

Current external appointments: Non-Executive Director, Marico

Deirdre Mahlan (55)

President, Diageo North America

Nationality: American

Appointed President, Diageo North America December 2015

Previous Diageo roles: Chief Financial Officer and Executive Director; Deputy Chief Financial Officer; Head of Tax and Treasury

Previous relevant experience: Member, Main Committee of the 100 Group of Finance Directors; senior finance positions, Joseph E. Seagram & Sons, Inc.; Senior manager, PricewaterhouseCoopers

Current external appointments: Non-Executive Director, Experian plc

Daniel Mobley (41)

Corporate Relations Director

Nationality: British

Appointed Corporate Relations Director June 2017

Previous Diageo roles: Corporate Relations Director, Europe

Previous relevant experience: Regional Head of Corporate Affairs India & South Asia, Standard Chartered; Regional Head of Corporate Affairs Africa, Standard Chartered; Group Head of Government Relations, Standard Chartered; Extensive government experience including in HM Treasury and Foreign & Commonwealth Office

Siobhan Moriarty (55)

General Counsel

Nationality: Irish

Appointed General Counsel July 2013

Previous Diageo roles: General Counsel Designate; Corporate M&A Counsel; Regional Counsel Ireland; General Counsel Europe

Previous relevant experience: various positions in law firm private practice, Dublin and London

Mairéad Nayager (42)

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

Previous relevant experience: Irish Business and Employers’ Confederation

John O’Keeffe (45)

President, Diageo Africa

Nationality: Irish

Appointed President Africa July 2015

Previous Diageo roles: CEO and Managing Director, Guinness Nigeria; Global Head of Innovation and Beer and Baileys; Managing Director Russia and Eastern Europe; various management and marketing positions

Syl Saller (60)

Chief Marketing Officer

Nationality: American/British

Appointed Chief Marketing Officer July 2013

Previous Diageo roles: Global Innovation Director; Marketing Director, Diageo Great Britain

Previous relevant experience: brand management and marketing roles, Allied Domecq PLC, Gillette Company and Holson Burnes Group, Inc; Non-Executive Director, Dominos Pizza Group plc

Charlotte Lambkin, formerly Corporate Relations Director, ceased to be an Executive Committee member on 31 December 2016.

Anna Manz, formerly Group Strategy Director, ceased to be an Executive Committee member on 30 September 2016.

Governance (continued)

Corporate governance report

Letter from the Chairman of the Board of Directors and the Company Secretary

Dear Shareholder

On behalf of the Board, we present the corporate governance report for the year ended 30 June 2017.

This report describes Diageo’s corporate governance structures and procedures and the work of the Board, its committees and the Executive Committee, to give a sense of how all these things are carried out.

The Board is ultimately responsible for corporate governance (the way in which companies are directed and controlled) and its responsibilities include: setting strategic aims and values; providing the leadership to put them into effect; supervising and constructively challenging management (who are responsible for the day to day operational running of the business); and reporting to shareholders on their stewardship. We continue to believe that Diageo’s Board has a balance of qualities that enables it to discharge its responsibilities effectively.

Recent debate around corporate governance has continued to focus on diversity in various forms. At Diageo, we have long believed that supporting and respecting all aspects of the diversity of our people is an important contributor to business performance as well as being the right thing to do. We believe also that reputation is critical to commercial success and can only be enhanced by behaviours of which we are proud.

The principal corporate governance rules applying to Diageo (as a UK company listed on the London Stock Exchange (LSE)) for the year ended 30 June 2017 are contained in The UK Corporate Governance Code as updated and published by the Financial Reporting Council (FRC) in April 2016 (the Code) and the UK Financial Conduct Authority (FCA) Listing Rules, which require us to describe, in our Annual Report, our corporate governance from two points of view: the first dealing generally with our application of the Code’s main principles and the second dealing specifically with non-compliance with any of the Code’s provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice.

Throughout the year, Diageo has complied with all relevant provisions set out in the Code, which is publicly available under the heading ‘Corporate Governance’ at the website of the FRC, www.frc.org.uk. save that there was no performance evaluation of Franz Humer given his retirement as Chairman during the year.

Diageo must also comply with corporate governance rules contained in the FCA Disclosure Guidance and Transparency Rules as well as certain related provisions in the Companies Act 2006 (the Act).

As well as being subject to UK legislation and practice, as a company listed on the New York Stock Exchange (NYSE), Diageo is subject to the listing requirements of the NYSE and the rules of the US Securities and Exchange Commission (SEC). Compliance with the provisions of the US Sarbanes-Oxley Act of 2002 (SOX), as it applies to foreign private issuers, is continually monitored. As Diageo follows UK corporate governance practice, differences from the NYSE corporate governance standards are summarised in Diageo’s 20-F filing and on our website at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

J Ferrán

Chairman

D Harlock

Company Secretary

Governance (continued)

Board of directors

Membership of the Board and Board Committees

The Chairman, Senior Non-Executive Director and other members of the Board, Audit Committee, Nomination Committee and Remuneration Committee are as set out in this Annual Report in the biographies of Directors and members of the Executive Committee.

There is a clear separation of the roles of the Chairman and the Chief Executive. The Chairman, Javier Ferrán (who was appointed to the Board on 22 July 2016 and succeeded Dr Humer as Chairman on 1 January 2017), is responsible for the running of the Board and for ensuring all Directors are fully informed of matters, sufficient to make informed judgements. As Chief Executive, Ivan Menezes has responsibility for implementing the strategy agreed by the Board and for managing the company and the group. He is supported in this role by the Executive Committee.

The Non-Executive Directors, all of whom the Board has determined are independent, are experienced and influential individuals from a range of industries, backgrounds and countries. No individual or group dominates the Board’s decision-making processes.

A summary of the terms and conditions of appointment of the Non-Executive Directors is available at www.diageo.com/enrow/ourbusiness/aboutus/corporategovernance.

Activities and duties of the Board

The Board manages overall control of the company’s affairs with reference to the formal schedule of matters reserved for the Board for decision. The schedule was last reviewed in July 2015 and is available at www.diageo.com/en-row/ourbusiness/aboutus/ corporategovernance.

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

Induction, training and business engagement

There is a formal induction programme for new Directors, which includes meeting with Executive Committee members and other senior executives individually and visiting a number of operations and sites around the group.

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

The results were presented to and discussed by the Board which agreed that the Board and its Committees continued to operate effectively, meeting the requirements and spirit of the Code. The culture, capability and diversity of the Board contributed to the Board’s effectiveness.

The Board agreed to take various actions – the planning of future Non-Executive Director succession over the short and medium term, the selection of appropriate Board agenda items flowing from the Annual Strategy Conference, understanding in more depth the challenges to Diageo’s business coming from volatility in emerging markets, ensuring the right balance between discussion and decision in Board meetings and continued focus on risk and the company’s risk appetite through the Audit Committee. It is the Board’s intention to continue to review annually its performance and that of its committees and individual directors. The evaluation later in 2017 will be externally facilitated.

The Chairman has confirmed that the Non-Executive Directors standing for re-election at this year’s AGM continue to perform effectively, both individually and collectively as a board, and that each demonstrate commitment to their roles. It was agreed that a performance evaluation of the former Chairman by the Senior Non-Executive Director was not necessary given the changeover in January 2017. An evaluation of the current Chairman will be included as part of the 2017 evaluation.

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

Activities of the Nomination Committee

The principal activities of the Nomination Committee during the year were: the consideration of potential new Non-Executive Directors; the review of individual Director performance; a review of the Executive Committee membership and succession planning for it and for senior leadership positions, in addition to a review of diversity within the group.

The recruitment process for Non-Executive Directors typically includes the development of a candidate profile and the engagement of a professional search agency (which has no other connection with the company) specialising in the recruitment of high calibre Non-Executive Directors. Reports on potential appointees are provided to the committee, which, after careful consideration, makes a recommendation to the Board.

In respect of the appointment of Javier Ferrán a focussed search was undertaken with professional search agency JCA Group (which has no other connection with the company). This search resulted in the Nomination Committee meeting on a number of separate occasions before making a recommendation to the Board that Mr Ferrán be appointed as the designated successor to the Chairman. In respect of the appointment of Ursula Burns the recruitment process included the development of a candidate profile and the engagement of a professional search agency (JCA Group, which has no other connection with the company) specialising in the recruitment of high calibre Non-Executive Directors. Reports on potential appointees were provided to the committee, which, after careful consideration, made a recommendation to the Board. The Board approved her appointment.

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

It consists of the individuals responsible for the key components of the business: North America, Europe, Africa, Latin America and Caribbean, Asia Pacific, International Supply Centre and Corporate.

The Executive Committee focuses its time and agenda to align with the Performance Ambition and how to achieve Diageo’s financial and non-financial performance objectives. Performance metrics have been developed to measure progress. There is also focus on the company’s reputation. In support, monthly performance delivery calls, involving the senior leadership group, focus on progress against the six performance drivers.

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

Filings Assurance Committee

The Filings Assurance Committee of the company, which is chaired by the Chief Financial Officer and includes the Chief Executive, is responsible for implementing and monitoring the processes which are designed to ensure that the company complies with relevant UK, US and other regulatory reporting and filing provisions, including those imposed by the U.S. Sarbanes-Oxley Act of 2002 or derived from it. As at the end of the period covered by the Form 20-F for the year ended 30 June 2017, the Filings Assurance Committee of the company, with the participation of the Chief Executive and the Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures. These are defined as those controls and procedures that are designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarised and reported within the time periods specified in the Commission’s rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports of the company is accumulated and communicated to management, including the Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As of the date of the evaluation, the Chief Executive and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to the management of the company, including the company’s Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Governance (continued)

Additional information

Internal control and risk management

An ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the financial statements were approved and accords with the guidance issued by the FRC in September 2014, Guidance on Risk management, Internal Control and related Financial and Business Reporting. The Board confirms that, through the activities of the Audit Committee described below, a robust assessment of the principal risks facing the company, including those that would threaten its business model, future performance, solvency or liquidity has been carried out. These risks and mitigations are set out above in the section of this Annual Report dealing with principal risks.

The Board acknowledges that it is responsible for the company’s systems of internal control and risk management and for reviewing their effectiveness. The Board confirms that, through the activities of the Audit Committee described below, it has reviewed the effectiveness of the company’s systems of internal control and risk management.

During the year, in line with the Code, the Board considered the nature and extent of the risks it was willing to take to achieve its strategic goals and reviewed the existing internal statement of risk appetite (which was considered and recommended to the Board by both the Audit & Risk Committee and the Audit Committee). In accordance with the Code, the Board has also considered the company’s longer term viability, based on a robust assessment of its principal risks. This was done through the work of the Audit Committee which recommended the Viability Statement to the Board.

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

Our Code of Business Conduct and other Diageo global policies are available at www.diageo.com/en-row/ourbusiness/aboutus/ corporategovernance.

In accordance with the requirements of SOX (and related SEC rules), Diageo has adopted a code of ethics covering its Chief Executive, Chief Financial Officer, presidents and other identifiable persons in the group, including those performing senior accounting and controller functions. No amendments to, or waivers in respect of, the code of ethics were made during the year.

The full text of the code of ethics is available at www.diageo.com/en-row/ ourbusiness/aboutus/corporategovernance.

Both the Audit & Risk Committee and the Audit Committee regularly review the strategy and operation of the compliance and ethics programme through the year.

Further information is given in the section of this Annual Report on sustainability & responsibility, governance and ethics.

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

Governance (continued)

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

The group made contributions to non-EU political parties totalling £0.4 million during the year 2016. These contributions were made exclusively to federal and state candidates and committees in North America (consistent with applicable laws), where it is common practice to make political contributions. No particular political persuasion was supported and contributions were made with the aim of promoting a better understanding of the group and its views on commercial matters, as well as a generally improved business environment.

Going concern

The Directors confirm that, after making appropriate enquiries, they have reasonable expectation that the group has adequate resources to continue in operational existence. Accordingly, they continue to adopt the going concern basis in preparing the financial statements. Further information on going concern is given in this Annual Report under note 1 Accounting information and policies – going concern. Although not assessed over the same period as the going concern, the viability of the group has been assessed above.

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

Management has assessed the effectiveness of Diageo’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the US Securities Exchange Act of 1934) based on the framework in ‘Internal Control – Integrated Framework’, issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in 2013. Based on this assessment, management concluded that, as at 30 June 2017, internal control over financial reporting was effective.

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

PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audit the group’s consolidated financial statements, has audited the effectiveness of the group’s internal control over financial reporting, and has issued an unqualified report thereon, which is included on page 203 of this document.

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

Governance (continued)

Responsibility statement

Each of the Directors, whose names are set out in the Board of Directors and Executive Committee section of this Annual Report, confirms that to the best of his or her knowledge:

•	the Annual Report and Accounts for the year ended 30 June 2017, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the group’s position and performance, business model and strategy;

•	the consolidated financial statements contained in the Annual Report and Accounts for the year ended 30 June 2017, which have been prepared in accordance with IFRS as issued by the IASB and as adopted for use in the EU, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

•	the management report represented by the Directors’ Report contained in the Annual Report and Accounts for the year ended 30 June 2017 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.

The responsibility statement was approved by the Board of Directors on 26 July 2017.

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

•	Basis of regulation: UK listed companies are required to include in their annual report a narrative statement of (i) how they have applied the principles of the Code and (ii) whether or not they have complied with the best practice provisions of the Code. NYSE listed companies must adopt and disclose their corporate governance guidelines. Diageo complied throughout the year with the best practice provisions of the Code.

•	Director independence: the Code requires at least half the Board (excluding the Chairman) to be independent Non-Executive Directors, as determined by affirmatively concluding that a Director is independent in character and judgement and determining whether there are relationship and cicumstances which are likely to affect, or could appear to affect, the Director’s judgement. The Code requires the Board to state its reasons if it determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination. NYSE rules require a majority of independent directors, according to the NYSE’s own ‘brightline’ tests and an affirmative determination by the Board that the Director has no material relationship with the listed company. Diageo’s Board has determined that, in its judgement and without taking into account the NYSE brightline tests, all of the Non-Executive Directors (excluding the Chairman) are independent. As such, currently seven of Diageo’s ten directors are independent.

•	Chairman and Chief Executive: the Code requires these roles to be separate. There is no corresponding requirement for US companies. Diageo has a separate chairman and chief executive.

•	Non-Executive Director meetings: NYSE rules require Non-Management Directors to meet regularly without management and independent directors to meet separately at least once a year. The Code requires Non-Executive Directors to meet without the Chairman present at least annually to appraise the Chairman’s performance, although it was agreed that a performance evaluation of the former Chairman was not necessary this year given the changeover in Chairman in January 2017. During the year, Diageo’s Chairman and Non-Executive Directors met six times as a group without Executive Directors being present.

Governance (continued)

•	Board committees: Diageo has a number of Board committees that are similar in purpose and constitution to those required by NYSE rules. Diageo’s Audit, Remuneration and Nomination Committees consist entirely of independent Non-Executive Directors (save that the Chairman of the Nomination Committee, Javier Ferrán, is not independent). Under NYSE standards, companies are required to have a nominating/corporate governance committee, which develops and recommends a set of corporate governance principles and is composed entirely of independent directors. The terms of reference for Diageo’s Nomination Committee, which comply with the Code, do not contain such a requirement. In accordance with the requirements of the Code, Diageo discloses in its Annual Report the results and means of evaluation of the Board, its Committees and the Directors, and it provides extensive information regarding the Directors’ compensation in the Directors’ remuneration report.

•	Code of ethics: NYSE rules require a Code of Business Conduct and ethics to be adopted for directors, officers and employees and disclosure of any waivers for executive directors or officers. Diageo has adopted a code of business conduct for all directors, officers and employees, as well as a code of ethics for Senior Officers in accordance with the requirements of SOX. Currently, no waivers have been granted to directors or executive officers.

•	Compliance certification: NYSE rules require chief executives to certify to the NYSE their awareness of any NYSE corporate governance violations. Diageo is exempt from this as a foreign private issuer but is required to notify the NYSE if any executive officer becomes aware of any non-compliance with NYSE corporate governance standards. No such notification was necessary during the period covered by this report.

Directors’ attendance record at the AGM, scheduled Board meetings and Board committee meetings, for the year ended 30 June 2017 was as set out in the table below. For Board and Board committee meetings, attendance is expressed as the number of meetings attended out of the number that each Director was eligible to attend.

	Annual General Meeting 2016	Board (maximum 6)(iv)	Audit Committee (maximum 4)		Nomination Committee (maximum 5)(iv)		Remuneration Committee (maximum 5)(iv)
Dr Franz B Humer	✓	4/4	2/2	(i)	3/3		2/2	(i)
Javier Ferrán	✓	6/6	4/4	(i)	5/5		5/5	(i)
Ivan Menezes	✓	6/6	2/2	(ii)	3/3	(i)	5/5	(i)
Kathryn Mikells	✓	6/6	4/4	(i)	1/1	(ii)	n/a
Lord Davies	✓	5/6	3/4		4/5		4/5
Peggy Bruzelius	✓	6/6	4/4		5/5		4/5
Betsy Holden	✓	6/6	4/4		5/5		5/5
Ho KwonPing	✓	6/6	4/4		5/5		5/5
Nicola Mendelsohn(iii)	✓	5/6	4/4		4/5		4/5
Philip Scott	✓	6/6	4/4		5/5		5/5
Alan Stewart	✓	6/6	4/4		4/5		5/5
Emma Walmsley	✓	2/2	1/1		2/2		1/1

(i)	Attended by invitation. Javier Ferrán attended by invitation after his appointment as Chairman.
(ii)	Attended by invitation, for part only.
(iii)	Nicola Mendelsohn attended the Annual General Meeting by telephone.
(iv)	Where Non-Executive Directors were unable to attend a meeting they gave their views to the Chairman of the respective meetings ahead of the meetings being held. A Sub-Committee meeting of the Audit Committee was also held involving Mr Stewart and Mr Scott.

Governance (continued)

Report of the Audit Committee

Letter from the Chairman of the Audit Committee

Dear Shareholder

On behalf of the Audit Committee, I am pleased to present its report for the year ended 30 June 2017.

I succeeded Philip Scott as Chairman of the Committee on 1 January 2017. Philip chaired the Committee for some nine years and I would like to take this opportunity to thank him and to pay tribute to his leadership of the Committee during his outstanding tenure.

The purpose of this report is to describe how the Committee has carried out its responsibilities during the year.

In overview, the role of the Audit Committee is to monitor and review: the integrity of the company’s financial statements; internal control and risk management; audit and risk programmes; business conduct and ethics; “whistleblowing”; and the appointment of the external auditor.

The work of the Committee during the year gave attention to all elements of its remit. The Committee gave additional focus to the risk programme, beginning a series of review and training sessions covering each of its principal risks (as set out above in the Annual Report). It is the intention to continue this work, to cover each principal risk on a regular basis.

In discharging its duties, the Audit Committee seeks to balance independent oversight of the matters within its remit with providing support and guidance to management. I am confident that the Committee, supported by members of senior management and the external auditors, has carried out its duties in the year under review effectively and to a high standard.

Alan JH Stewart

Chairman of the Audit Committee

Governance (continued)

Report of the Audit Committee

Role of the Audit Committee

The Audit Committee is responsible for:

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

Financial statements

During the year, the Audit Committee met four times (and a sub-committee met once) and reviewed the annual reports and associated preliminary year end results announcement, focusing on key areas of judgement and complexity, critical accounting policies, provisioning and any changes required in these areas or policies. In addition, the Audit Committee reviewed the interim results announcement, which included the interim financial statements.

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

Significant issues and judgements that were considered in respect of the 2017 financial statements were as follows. These include the matters relating to risks disclosed in the UK external auditor’s report.

•	Disclosure on the quality of the earnings and one off items included in cash flow. The committee agreed that sufficient disclosure was made in the financial statements.
•	The committee determined that exceptional items are appropriately classified considering their size and nature, and sufficient disclosure is provided in the financial statements (see note 4).
•	Review of carrying value of assets – in particular intangible assets. The committee agreed that the fair value of the company’s assets was in excess of their carrying value (see notes 6 and 10).
•	Exchange rate used to translate operations in Venezuela. The committee determined an appropriate rate used for the year ended 30 June 2017 for consolidation purposes, that represents the best estimation of the rate at which capital and dividend repatriations are expected to be realised (see note 1).

Governance (continued)

•	Disclosure on taxation. The committee agreed that the separate presentation of the tax risk appropriately addresses the significant change in the international tax environment and sufficient and transparent disclosures are provided for the ongoing tax discussions (see page 39 and note 7).
•	Review of legal cases. The committee agreed that adequate provision has been made for all material litigation and disputes, based on the currently most likely outcomes, including the litigation summarised in note 18.
•	Assumptions used in respect of post employment plans. Having considered advice from external actuaries and assumptions used by companies with comparator plans, the committee agreed that the assumptions used to calculate the income statement and balance sheet assets and liabilities for post employment plans were appropriate (see note 13).
•	Viability statement. The committee noted that severe but plausible risk scenarios had been identified; a robust risk assessment had been carried out; and the group’s viability and going concern consideration proved with stress testing. Taking into account the company’s balance sheet position, the committee expected the group to be able to meet its liabilities as they fell due over the three-year period ending 30 June 2020. The risk that the group would become insolvent during this timeframe was considered remote. The Committee recommended to the Board that the Viability statement above be approved.

As part of its review of the Annual Report, the committee considered whether the report is ‘fair, balanced and understandable’ (noting the Code’s reference to ‘position’ as well as ‘performance, business model and strategy’). On the basis of this work, the Audit Committee recommended to the Board that it could make the required statement that the Annual Report is ‘fair, balanced and understandable’.

Internal control and risk management; audit and risk programme; business conduct and ethics (including ‘whistleblowing’)

At each of its meetings, the Audit Committee reviewed detailed reports from the heads of the Global Risk & Compliance (GRC) and Global Audit & Risk (GAR) teams (including coverage of the areas mentioned in the title of this section) and had sight of the minutes of meetings of management’s Audit & Risk Committee. The work and reporting to the Committee of both GRC and GAR during the year focused on recent acquisitions, cyber security and change in the organisation. The Committee in turn were thus able to keep under review the operation of the controls and compliance framework in these areas. The Committee also received regular updates from the group general counsel on significant litigation and from the head of tax on the group’s tax profile and key issues.

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

External auditor

Following a tender process carried out during the year ended 30 June 2015, PwC were appointed as external auditors with effect from the year ended 30 June 2016.

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

The company has complied with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 (“CMA Order”) for the financial year ended 30 June 2017.

Governance (continued)

The Audit Committee assesses the ongoing effectiveness and quality of the external auditor and audit process on the basis of meetings and a questionnaire-based internal review with the finance team and other senior executives.

The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in July 2017. The review took into consideration the new regulations on non-audit services. Under this policy, the provision of any non-audit service must be approved by the Audit Committee, unless the proposed service is both expected to cost less than £250,000 and also falls within one of a number of service categories which the Audit Committee has pre-approved. Fees paid to the auditor for audit, audit related and other services are analysed in the notes to the consolidated financial statements. The nature and level of all services provided by the external auditor is a factor taken into account by the Audit Committee when it reviews annually the independence of the external auditor.

‘Financial expert’ and other attendees

For the purposes of the Code and the relevant rule under SOX, section 407, the Board has determined that Alan Stewart is independent and may be regarded as an Audit Committee financial expert.

The Chairman, the Chief Financial Officer, the group general counsel, the group financial controller, the head of GAR, the GRC director, the group chief accountant and the external auditor regularly attend meetings of the committee.

The Audit Committee met privately with the external auditor and with the head of global audit and risk as appropriate.

Training and deep dives

During the year, the Audit Committee had risk reviews and training sessions, presented by senior executives, on Scotch whisky inventory management and political violence and terrorism. In addition members of the Committee had (at a Board meeting) a session on crisis management.

Governance (continued)

Directors’ remuneration report

Annual statement by the Chairman of the Remuneration Committee

Dear Shareholder

As Chairman of the Remuneration Committee, I am pleased to present the Directors’ remuneration report for the year ended 30 June 2017. This report complies with the UK Directors’ Remuneration Reporting Regulations 2013 and contains:

•	The new directors’ remuneration policy, which will be put forward for shareholder approval at the AGM on 20 September 2017; and
•	The Annual report on remuneration describing how the remuneration policy that was approved by shareholders at the AGM in September 2014 has been put into practice during the year ended 30 June 2017.

Diageo’s remuneration principles

The principles underpinning executive remuneration remain fundamentally unchanged, with sustainable performance and long-term value creation for shareholders at the heart of our remuneration policies and practices:

•	Delivery of business strategy: Short- and long-term incentive plans for Executive Directors and senior managers reward the achievement of Diageo’s business strategy and performance goals.
•	Sustainable, long-term performance: The focus is on the delivery of performance in a consistent and responsible way which also creates long-term value for our shareholders. Alignment between the interests of Executive Directors and shareholders remains a key principle, with Executive Directors required to acquire and hold Diageo shares over the long term.
•	Performance-related compensation: Reward components offer a balanced mix of short- and long-term incentives conditional upon achieving stretching performance targets. Performance measures such as organic net sales, profit growth, cash efficiency and relative total shareholder return (TSR) are key drivers of growth for the business that are aligned with the creation of shareholder value.
•	Competitive total remuneration: Reward levels are framed in the context of total remuneration packages paid by relevant global comparators. In competition with similar global companies, the ability to recruit and retain the best talent from all over the world is critical to Diageo’s continued business success.
•	Simplicity and transparency: The Committee seeks to embed simplicity and transparency in the design and delivery of executive reward programmes. Performance targets clearly align with the company’s short- and long-term goals.

Remuneration in 2017 at a glance

Base salary	2% increases for both the Chief Executive and the Chief Financial Officer in October 2017 (versus budgeted 2.5% in the United Kingdom and 3% in the United States for the wider workforce)
Allowances and benefits	Unchanged from last year
Retirement benefits	Chief Executive’s pension contribution reduced from 40% to 30% of salary from 1 July 2016
Annual incentive	Pay-out above target, delivering 68.0% and 69.7% of maximum opportunity for the Chief Executive and Chief Financial Officer respectively
Long-term incentives	Nil vesting of performance shares and share options

As a result of the long-term incentive performance conditions not being achieved, total variable pay to the Chief Executive and Chief Financial Officer in respect of the year ended 30 June 2017 is 35% and 50% lower respectively than in the year ended 30 June 2016.

Over the period 1 July 2014 to 30 June 2017 (the performance period for long-term incentive awards that vest in September 2017), Diageo’s share price grew by 19%, from 1902.5 pence to 2268.5 pence, and the company paid a total dividend of 171.3 pence per share. Dividend distribution to shareholders in the year ended 30 June 2017 was increased by 5% compared to the previous year.

Governance (continued)

Looking ahead

Following a comprehensive review of the effectiveness of the directors’ remuneration policy in the context of the external viewpoints of the investor community, the Committee concluded that the policy remains in line with business strategy and well-aligned to shareholder interests. As a result, there have been no material changes to the remuneration policy in terms of the design or quantum of executive remuneration. The key changes to the remuneration policy are as follows:

•	Reduction of maximum company pension contribution from 30% to 20% of salary for new hires: Bringing executive pension arrangements more in line with the pension arrangements for other employees in the United Kingdom and United States, as well as enabling consistency in approach for the rest of the Executive Committee.
•	Significant increase to the Chief Executive’s shareholding requirement from 300% to 500% of salary, and for the Chief Financial Officer from 250% to 400% of salary: Positioning the shareholding requirement at or above the face value of their long-term incentive award opportunity after tax.
•	Restriction on selling shares of 50% of the executive’s vested long-term incentive awards (after the sale of shares to cover tax), until the shareholding requirement is met: To support executives meeting their shareholding requirements within five years of appointment.

Throughout the remuneration policy review, the company has proactively engaged with its largest shareholders to understand their views on the policy proposals, as well as continuing an open dialogue on the ongoing appropriateness of executive short- and long-term incentive plan design, the level of stretch in performance measures as part of the target-setting process, and ensuring that remuneration arrangements continue to attract and retain the highest quality global talent.

Whilst arrangements that defer part of the annual bonus into shares are common practice in the FTSE 100, the Committee is satisfied that the company’s current annual bonus structure (payable entirely in cash) remains appropriate, as the increased shareholding requirement, the level of stretch in the long-term incentive plan, and the post-vesting holding period in concert provide appropriate alignment of executives with the interests of shareholders in fostering sustainable share price growth over the long term. There are also robust clawback and malus provisions under both the annual and long-term incentive plans, which apply to all members of the Executive Committee.

The Committee remains confident that the mix of performance shares and share options is an appropriate long-term incentive for the leaders of the business, and the share options element provides an additional stretch in that the share price has to grow materially in addition to the performance condition being achieved in order for it to provide value for executives. This strengthens the alignment between executives and shareholders in the commitment to fostering sustainable share price growth. Share option plans remain majority practice within Diageo’s international peer group, against which the company needs to remain competitive in order to attract and retain the highest calibre of talent.

The directors’ remuneration policy will be put forward for your consideration and approval by binding vote, and the annual remuneration report by advisory vote at the AGM on 20 September 2017.

We were very pleased to receive a strong vote in favour of our remuneration report last year. I highly value the direct engagement and feedback from our shareholders and their representative bodies on Diageo’s remuneration policy and look forward to welcoming you and receiving your support again at the AGM this year.

Lord Davies of Abersoch

Senior independent Non-Executive Director and

Chairman of the Remuneration Committee

Governance (continued)

Directors’ remuneration policy

This section of the report sets out the policy for Executive Directors’ remuneration. The proposed policy is broadly consistent with the policy approved in 2014, save for the changes highlighted in the Remuneration Committee Chairman’s statement. The policy will be put to shareholders for approval in a binding vote at the AGM in 2017, in accordance with section 439A of the Companies Act 2006, and, if approved, will formally come into effect from 20 September 2017, the date of the AGM.

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

Future policy table

Set out below is the remuneration policy for Executive Directors which, if approved by shareholders, will be applied from the date of the AGM on 20 September 2017.

Base salary

Purpose and link to strategy

Supports the attraction and retention of the best global talent with the capability to deliver Diageo’s strategy and performance goals.

Operation

•	Normally reviewed annually or following a change in responsibilities with any increases usually taking effect from 1 October.
•	The Remuneration Committee considers the following parameters when reviewing base salary levels:

•	Pay increases for other employees across the group.
•	Economic conditions and governance trends.
•	The individual’s performance, skills and responsibilities.
•	Base salaries (and total remuneration) at companies of similar size and international scope to Diageo, with roles typically benchmarked against the FTSE 30 excluding financial services companies, or against similar comparator groups in other locations dependent on the Executive Director’s home market.

Opportunity

Salary increases will be made in the context of the broader employee pay environment, and will normally be in line with those made to other employees in relevant markets in which Diageo operates, typically the United Kingdom and the United States, unless there is a change in role or responsibility or other exceptional circumstances.

Governance (continued)

Benefits

Purpose and link to strategy

Provides market competitive and cost effective benefits.

Operation

•	The provision of benefits depends on the country of residence of the Executive Director and may include but is not limited to a company car or car allowance, the provision of a car and contracted car service or equivalent, product allowance, life insurance, accidental death & disability insurance, medical cover, financial counselling and tax advice.
•	The Remuneration Committee has discretion to offer additional allowances, or benefits, to Executive Directors, if considered appropriate and reasonable. These may include relocation expenses, housing allowance and school fees where a Director is asked to relocate from his/her home location as part of their appointment.

Opportunity

The benefits package is set at a level which the Remuneration Committee considers:

•	Provides an appropriate level of benefits depending on the role and individual circumstances;
•	Is appropriate in the context of the benefits offered to the wider workforce in the relevant market, and
•	Is in line with comparable roles in companies of a similar size and complexity in the relevant market.

Post-retirement provisions

Purpose and link to strategy

Provides cost-effective, competitive post-retirement benefits.

Operation

•	Provision of market competitive pension arrangements or a cash alternative based on a percentage of base salary.
•	Further detail on current pension provisions for Executive Directors is disclosed in the Annual report on remuneration.

Opportunity

•	The maximum company pension contribution is 20% of base salary for any new external appointments to an Executive Director position.
•	Current legacy company contributions for Ivan Menezes and Kathryn Mikells in the year ended 30 June 2017 were 30% and 20% of base salary respectively. At his request, Ivan Menezes’ company contribution was reduced from 40% to 30% effective 1 July 2016.

Annual incentive plan (AIP)

Purpose and link to strategy

Incentivises year on year delivery of Diageo’s annual financial and strategic targets. Provides focus on key financial metrics and the individual’s contribution to the company’s performance.

Operation

•	Performance measures, weightings and targets are set annually by the Remuneration Committee. Appropriately stretching targets are set by reference to the annual operating plan and historical and projected performance for the company and its peer group.
•	The level of award is determined with reference to Diageo’s overall financial and strategic performance and individual performance and is paid out in cash after the end of the financial year.

Governance (continued)

•	The Committee has discretion to adjust the level of payment if it is not deemed to reflect appropriately the individual’s contribution or the overall business performance. Any discretionary adjustments will be detailed in the following year’s Annual report on remuneration.
•	The Committee has discretion to apply clawback to bonus, i.e. the company may seek to recover bonus paid in exceptional circumstances, such as gross misconduct or gross negligence during the performance period.
•	Details of the AIP for 2017 are set out in the Annual report on remuneration on pages 186-187.

Opportunity

For threshold performance, up to 50% of salary may be earned, with up to 100% of salary earned for on target performance and a maximum of 200% of salary payable for outstanding performance.

Performance conditions

Annual incentive plan awards are based 70%-100% on financial measures which may include, but are not limited to, measures of revenue, profit and cash and 0%-30% on broader objectives based on strategic goals and/or individual contribution. Details of the measures and weightings applicable for the year ending 30 June 2018 are set out on page 187. Details of the targets will be disclosed retrospectively in next year’s Annual report on remuneration, when they are no longer deemed commercially sensitive by the Board.

Diageo long-term incentive plan (DLTIP)

Purpose and link to strategy

Provides focus on delivering superior long-term returns to shareholders.

Operation

•	An annual grant of performance shares and/or market price share options which vest subject to a performance test and continued employment normally over a period of three years.
•	Measures and stretching targets are reviewed annually by the Remuneration Committee for each new award. Details of the measures, weightings and targets applicable for the financial year under review are provided in the Annual report on remuneration.
•	Following vesting there is a further retention period of two years. Executive Directors are able to exercise an option or sell sufficient shares to cover any tax liability when an award vests, provided they retain the net shares arising for the two-year retention period.
•	Notional dividends accrue on performance share awards to the extent that the performance conditions have been met, delivered as shares or cash at the discretion of the Remuneration Committee at the end of the vesting period.
•	The Committee has discretion to reduce the number of shares which vest (subject to HMRC rules regarding approved share options), for example in the event of a material performance failure, or a material restatement of the financial statements. There is an extensive malus clause for awards made from September 2014. The Committee has discretion to decide that:

•	the number of shares subject to the award will be reduced;
•	the award will lapse;
•	retention shares (i.e. vested shares subject to the additional two-year retention period) will be forfeited;
•	vesting of the award or the end of any retention period will be delayed (e.g. until an investigation is completed);
•	additional conditions will be imposed on the vesting of the award or the end of the retention period; and/or
•	any award, bonus or other benefit which might have been granted or paid to the participant in any later year will be reduced or not awarded.

Malus and clawback provisions will apply up to delivery of shares at the end of the retention period (as opposed to the vesting date). The company also has the standard discretion to take account of unforeseen events such as a variation to share capital.

Under the DLTIP plan rules, long-term incentive awards, when aggregated with awards under all of the company’s other share plans, will not exceed 10% of the company’s issued share capital (adjusted for share issuance and cancellation) in any rolling 10-year period. In addition, awards under executive schemes will not exceed 5% of the company’s issued share capital in any rolling 10-year period.

Governance (continued)

•	Further details of the DLTIP are set out in the Annual report on remuneration on pages 187-190.

Opportunity

•	The maximum annual grants for the Chief Executive and Chief Financial Officer are 500% and 480% of salary in performance share equivalents respectively (where a market price option is valued at one-third of a performance share). Under the DLTIP no more than 375% of salary will be awarded in face value terms in options to any Executive Director in any year.
•	Threshold vesting level of 20% of maximum with straight line vesting up to 100% at maximum for attaining financial metrics and a ranking profile for relative total shareholder return.

Performance conditions

•	The vesting of awards is linked to a range of measures which may include, but are not limited to:

•	a growth measure (e.g. net sales, profit growth);
•	a measure of efficiency (e.g. operating margin, cumulative free cash flow, return on invested capital (ROIC)); and
•	a measure of Diageo’s relative performance in relation to its peers (e.g. relative total shareholder return).

Measures that apply to performance shares and market price options may differ, as is the case for current awards. Weightings of these measures may vary year-on-year. Details of the measures, including targets for the awards to be made in September 2017 are set out on pages 189-190.

•	The Remuneration Committee has discretion to amend the performance conditions in exceptional circumstances if it considers it appropriate to do so, e.g. in cases of accounting policy changes, merger and acquisition activities and disposals. Any such amendments would be fully disclosed and explained in the following year’s Annual report on remuneration.

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

Shareholding requirement

Purpose and link to strategy

Ensures alignment between the interests of Executive Directors and shareholders.

Governance (continued)

Operation

•	The minimum shareholding requirement is 500% of base salary for the Chief Executive and 400% of base salary for any other Executive Directors.
•	Executive Directors are expected to build up their shareholding within five years of their appointment to the Board.
•	Executive Directors will be restricted from selling more than 50% of shares which vest under the long-term incentive plan (excluding the sale of shares to cover tax on vesting and other exceptional circumstances to be specifically approved by the Chief Executive and/or Chairman), until the shareholding requirement is met.

Chairman of the board and non-executive directors

Purpose and link to strategy

Supports the attraction, motivation and retention of world-class talent and reflects the value of the individual, their skills and experience, and performance.

Operation

•	Fees for the Chairman and Non-Executive Directors are normally reviewed every two years.
•	A proportion of the Chairman’s annual fee is used for the monthly purchase of Diageo ordinary shares, which have to be retained until the Chairman retires from the company or ceases to be a Director.
•	Fees are reviewed in the light of market practice in the FTSE 30, excluding financial services companies, and anticipated workload, tasks and potential liabilities.
•	The Chairman and Non-Executive Directors do not participate in any of the company’s incentive plans nor do they receive pension contributions or benefits. Their travel and accommodation expenses in connection with the attendance of Board meetings (and any tax thereon) are paid by the company.
•	The Chairman and the Non-Executive Directors are eligible to receive a product allowance or cash equivalent at the same level as the Executive Directors.

All Non-Executive Directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com/en/our-business/corporate-governance/compliance. The Chairman of the Board, Javier Ferrán, was appointed on 1 January 2017, under a letter of appointment for an initial three-year term, terminable on six months’ notice by either party or, if terminated by the company, by payment of six months’ fees in lieu of notice.

Opportunity

•	Fees for Non-Executive Directors are within the limits set by the shareholders from time to time, with an aggregate limit of £1,200,000, excluding the Chairman’s fees.
•	Current fee levels are disclosed in the Annual report on remuneration on page 195.

Governance (continued)

NOTES TO THE POLICY TABLE

Performance measures and targets

Further details of AIP performance measures and DLTIP performance measures and targets that will apply for awards made in September 2017, and how they are aligned with company strategy and the creation of shareholder value, are set out in the Annual report on remuneration, on pages 187-190.

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

Generally speaking, a much higher proportion of total remuneration for the Executive Directors is linked to business performance, compared to the rest of the employee population, so that remuneration will increase or decrease in line with business performance and to align the interests of Executive Directors and shareholders. The structure of the reward package for the wider employee population is based on the principle that it should be sufficient to attract and retain the best talent and be competitive within our broader industry, remunerating employees for their contribution linked to our holistic performance whilst mindful not to overpay. It is driven by local market practice as well as level of seniority and accountability, reflecting the global nature of Diageo’s business.

Illustrations of application of the remuneration policy

The graphs below illustrate scenarios for the projected total remuneration of Executive Directors at three different levels of performance: minimum, on-target and maximum. Note that the projected values exclude the impact of any share price movements. These charts reflect projected remuneration for the financial year ending 30 June 2018.

Ivan MenezesMinimum 100%16% 24% 60%40% 30% 30%Total $2,149 (£1,692)Total $13,219 (£10,408)On Target Total $5,312 (£4,183)MaximumMinimum 100%15% 25% 60%39% 31% 30%Total $1,286 (£1,013)On Target Total $3,325 (£2,618)MaximumThousands $ 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000Kathryn MikellsTotal $8,360 (£6,583)Thousands $Salary, bene_ts and pension0 2,000 4,000 6,000 8,000 10,000Annual incentiveLong term incentives

Basis of calculation and assumptions:

The ‘Minimum’ scenario shows fixed remuneration only, i.e. base salary for the year ending 30 June 2018, total value of contractually agreed benefits for 2018, and the pension benefits to be accrued over the year ending 30 June 2018. These are the only elements of the Executive Directors’ remuneration packages which are not subject to performance conditions.

Governance (continued)

The ‘On-target’ scenario shows fixed remuneration as above, plus a target pay-out of 50% of the maximum annual bonus and threshold performance vesting for long-term incentive awards of 20% of maximum award.

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

Any such award would be fully disclosed and explained in the following year’s Annual report on remuneration. When exercising its discretion in establishing the reward package for a new Executive Director, the Committee will carefully consider the balance between the need to secure an individual in the best interests of the company against the concerns of investors about the quantum of remuneration and, if considered appropriate at the time, will consult with the company’s biggest shareholders. The Remuneration Committee will provide timely disclosure of the reward package of any new Executive Director.

In the event that an internal candidate is promoted to the Board, legacy terms and conditions would normally be honoured, including pension entitlements and any outstanding incentive awards.

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

(i)	the Internal Revenue Code of 1986, as amended

Governance (continued)

Non-Executive Directors’ unexpired terms of appointment

All Non-Executive Directors are on three-year terms which are expected to be extended up to a total of nine years. The date of initial appointment to the Board and the point at which the current letter of appointment expires for Non-Executive Directors are shown in the table below.

Non-Executive Directors	Date of appointment to the Board	Current letter of appointment expires at AGM
Javier Ferrán	22 July 2016	September 2019
Lord Davies of Abersoch	1 September 2010	September 2019
Peggy B Bruzelius	24 April 2009	September 2018
Betsy D Holden	1 September 2009	September 2018
Ho KwonPing	1 October 2012	September 2018
Nicola S Mendelsohn	1 September 2014	September 2017
Philip G Scott	17 October 2007	September 2017
Alan JH Stewart	1 September 2014	September 2017

External appointments

Executive Directors may accept external appointments as Non-Executive Directors of other companies and retain any related fees paid to them, subject to the specific approval of the Board in each case.

Payments under previous policies

The Committee reserves the right to make any remuneration payments and payments for loss of office, notwithstanding that they are not in line with the policy set out above, where the terms of the payment were agreed (i) under a previous policy, in which case the provision of that policy shall continue to apply until such payments have been made; (ii) before the policy or the relevant legislation came into effect; or (iii) at a time when the relevant individual was not a director of the company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a director of the company. For these purposes, ‘payments’ include the satisfaction of awards of variable remuneration and, in relation to awards of shares, the terms of the payment which are agreed at the time the award is granted.

Consideration of employment conditions elsewhere in the company

When reviewing and determining pay for Executive Directors, the Committee takes into account the level and structure of remuneration as well as salary budgets for other employees in the group. More specifically, the Committee reviews annual salary increase budgets for the general employee population in the United Kingdom and United States as well as the remuneration structure and policy for the global senior management population.

Diageo employs 30,400 employees and operates in more than 180 countries around the world. Diageo runs annual employee surveys which give employees the opportunity to give feedback and express their views on a variety of topics, including remuneration. Any comments relating to Executive Directors’ remuneration are fed back to the Remuneration Committee.

Consideration of shareholder views

The Committee values the continued dialogue with Diageo’s shareholders and engages directly with them and their representative bodies at the earliest opportunity to take their views into account when setting and implementing the company’s remuneration policies. This year, the company has engaged extensively with shareholders and their proxy advisers about the new directors’ remuneration policy, as well as the base salary proposals for 2017, short- and long-term incentive plan design and target setting for long-term incentive awards to be made in 2017.

Governance (continued)

Annual report on remuneration

The following section provides details of how the company’s 2014 remuneration policy was implemented during the year ended 30 June 2017, and how the Remuneration Committee intends to implement the proposed remuneration policy in the year ending 30 June 2018.

Single total figure of remuneration for Executive Directors (audited)

The table below details the Executive Directors’ remuneration for the year ended 30 June 2017.

	Ivan Menezes(i)				Kathryn Mikells(i), (ii)
	2017	2017	2016	2016	2017	2017	2016	2016
Fixed pay	‘000	‘000	‘000	‘000	‘000	‘000	‘000	‘000
Salary	£1,215	$1,543	£1,027	$1,520	£671	$853	£419	$620
Benefits(ii)	£92	$117	£78	$115	£198	$251	£64	$95
Pension(iii)	£432	$549	£486	$719	£135	$171	£83	$123

Total fixed pay	£1,739	$2,209	£1,591	$2,354	£1004	$1,275	£566	$838

Performance related pay
Annual incentive	£1,660	$2,109	£1,330	$1,969	£1,120	$1,422	£585	$866
Long-term incentives(iv)	—	—	£1,235	$1,827	—	—	£1,660	$2,457
Other incentives(v)	—	—	—	—	£4	$5	—	—

Total remuneration for Executive Director appointment	£3,399	$4,318	£4,156	$6,150	£2,128	$2,702	£2,811	$4,161

Other performance related pay (Granted prior to appointment as Executive Director)
Long-term incentives(vi)	—	—	£366	$542	—	—	—	—

TOTAL SINGLE FIGURE	£3,399	$4,318	£4,522	$6,692	£2,128	$2,702	£2,811	$4,161

Notes

(i)	The amounts shown in sterling are converted using the cumulative weighted average exchange rate for the respective financial year. For the year ended 30 June 2017 the exchange rate was £1 = $1.27 and for the year ended 30 June 2016 the exchange rate was £1 = $1.48.
(ii)	Benefits is the gross value of all taxable benefits. For Ivan Menezes, these include medical insurance (£20k), company car allowance (£20k), contracted car service (£6k), financial counselling (£42k), product allowance, flexible benefits allowance and life and long-term disability cover. Kathryn Mikells’ benefits include flexible benefits allowance (£18k), financial counselling (£14k), contracted car service, life cover and product allowance. 2017 remuneration includes one-off relocation costs in relation to her move from the United States to the United Kingdom, grossed up for tax (£162k).
(iii)	Pension benefits earned during the year represent the increase in the pension fund balances over the year in the Diageo North America Inc. pension plans over and above the increase due to inflation. As Ivan Menezes has been a deferred member of the Diageo Pension Scheme (DPS) in the United Kingdom since 31 January 2012, and receives standard statutory increases in deferment the United Kingdom pension amount that accrued over the two years in excess of inflation is nil. Kathryn Mikells became a director and started accruing benefits in the Supplemental Executive Retirement Plan (SERP) with effect from 9 November 2015. The pension input amount for the year ended 30 June 2016 only reflects the period from 9 November 2015 and Kathryn Mikells did not build up any pension benefits prior to that point.
(iv)	Long-term incentives represent the estimated gain delivered through share options and performance shares where performance conditions have been met in the respective financial year. For Ivan Menezes in 2017, performance shares and share options awarded under DLTIP in 2014 all lapsed due to the performance conditions not being met. Long-term incentives for 2016 have been adjusted to reflect the actual share price on the date of vesting on 5 September 2016. For further information on the PSP and SESOP performance conditions and vesting outcomes please refer to the ‘LTIP awards vesting in the year ended 30 June 2017’ section of the report. For Kathryn Mikells, 2016 long-term incentives represents the face value of 87,736 time-vesting replacement share awards (not subject to performance conditions) made on 9 November 2015 in recognition of share awards forfeited from her former employer, and granted in accordance with the remuneration policy on recruitment remuneration. The average closing share price of an ordinary share over the three dealing days prior to the date of grant was 1892.0 pence. There are no other long-term incentive awards vesting based on performance in the year ended 30 June 2017 to report for Kathryn Mikells.
(v)	Other incentives include the face value of awards made under all-employee share plans. Awards do not have performance conditions attached.

Governance (continued)

(vi)	Ivan Menezes retains interests in long-term incentive awards that were granted to him in 2012, prior to joining the Board under ‘below-Board’ plans (Diageo Incentive Plan), details of which are shown on pages 188-189. The part of the third tranche of the award based on performance for the year ended 30 June 2017 will lapse as the performance conditions have not been met. The part of the award based on continuing employment for the year ended 30 June 2017 is not required to be reported in the table above and amounts to 14,643 ADRs, which will vest on 8 March 2018. For 2016, the value of the second tranche of the award has been restated to account for the actual share price on the date of vesting ($110.99 for ADRs).

Salary

Salary increases to be applied in the year ending 30 June 2018

As outlined in the 2016 Annual report on remuneration, base salaries for the Chief Executive and Chief Financial Officer were increased by 2%, effective from 1 October 2016.

In June 2017, the Remuneration Committee reviewed base salaries for senior management and agreed new salaries which will apply from 1 October 2017. In determining these salaries, the Remuneration Committee took into consideration a number of factors including general employee salary budgets and employment conditions, individual performance and experience, and salary positioning relative to internal and external peers. The overall budgeted salary increase for the salary review in October 2017 is 2.5% of base salary for employees in the United Kingdom and 3% in North America.

The Committee considered very carefully the total remuneration positioning of the Chief Executive and Chief Financial Officer, the salary budget for all employees in the United Kingdom and the expectations of shareholders with respect to continuing pay restraint. As a result, it was agreed that there would be a 2% salary increase for both the Chief Executive and the Chief Financial Officer, effective from 1 October 2017. The Chief Financial Officer, Kathryn Mikells, is a US national and her salary on appointment on 9 November 2015 ($1,000,000) was converted into sterling (£650,000) based on the prevailing exchange rate at that point (£1 = $1.54). As Kathryn continues to have living costs in the United States, her salary has been fixed in US dollars from 1 June 2017, rather than in sterling, with salary increases since appointment applied to her US dollar salary. Her salary for 2016 has been converted to US dollars using the same exchange rate as at her appointment.

	Ivan Menezes		Kathryn Mikells
Salary at 1 October (’000)	2017	2016	2017	2016
Base salary	$1,581	$1,550	$1,040	$1,020

% increase (over previous year)	2%	2%	2%	2%

Annual incentive plan (AIP) (audited)

AIP payout for the year ended 30 June 2017

Performance against the group financial measures and the Individual Business Objectives (IBOs), as assessed by the Remuneration Committee, is described below.

The overall level of performance achieved resulted in an AIP award equating to 136.0% of base salary for Ivan Menezes and 139.4% of base salary for Kathryn Mikells. The actual awards received by the Executive Directors are shown in the ‘single total figure of remuneration’ table on page 184.

Governance (continued)

Diageo Group Payout (% of total AIP (80% of total AIP opportunity) opportunity) Net sales measure Threshold Target Maximum (% growth) Performance target 2.25% 4.5% 6.75% Actual performance 4.5% AIP opportunity 6.25% 12.50% 25.00% 12.5% Profit before exceptional items Threshold Target Maximum and tax measure (% growth) Performance target 4.1% 7.8% 11.5% Actual performance 8.8% AIP opportunity 6.25% 12.50% 25.00% 15.8% Operating cash conversion Threshold Target Maximum measure (%) Performance target 97% 102% 107% Actual performance 106.9% AIP opportunity 7.50% 15.00% 30.00% 29.7% Total Diageo Group AIP outcome 20% 40% 80% 58.0%

(i)	Performance against the AIP measures is calculated using 2017 budgeted exchange rates in line with management reporting and excludes the impact of IAS 21 in respect of short term intercompany funding balances and IAS 39 in respect of market value movements as recognised in net finance charges and any exceptional items.
(ii)	For AIP purposes, the net sales measure is calculated after adjustments for acquisitions and disposals.
(iii)	For AIP purposes, the profit before exceptional items and tax measure is calculated as operating profit after adjustments for acquisitions and disposals plus earnings from associated companies less net interest, IAS 21/39 adjustments and year-on-year exchange in respect of interest.
(iv)	Operating cash conversion measure is calculated by dividing cash generated from operations excluding cash inflows/outflows in respect of exceptional items, dividends, maturing inventories and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional items. The ratio is stated at the budgeted exchange rate for the respective year in line with management reporting and is expressed as a percentage.

		Payout
				Total	Total	Total	Total
Individual	Individual Business Objectives(v)	IBOs	Group	(% max)	(% salary)	(£’000)	($’000)
Maximum AIP opportunity		20%	80%	100%	200%
Ivan Menezes CEO	• Shift to a productivity focused organisation and deliver the F17 productivity objectives for Diageo
	• Deliver the Diageo Scotch ambition and Scotch plan and beat the competition	10.0%	58.0%	68.0%	136.0%	£1,660	$2,109
	• Deliver performance improvement in North America market
Kathryn Mikells CFO	• Deliver the F17 productivity objectives for Diageo and the global finance function
	• Deliver the Diageo Scotch ambition and Scotch plan and beat the competition	11.7%	58.0%	69.7%	139.4%	£1,120	$1,422
	• Reduce average working capital as a proportion of net sales through improvements to inventory levels and sales forecast accuracy, and achieve nominal cash delivery target

(v)	The Committee assessed the Executive Directors’ performance against each of the IBOs and awarded a rating based on whether they had partially met, achieved or exceeded each goal. The average of all IBO ratings (weighted equally) is shown as the final payout against the IBO element in the table above.

Governance (continued)

AIP design for the year ending 30 June 2018

The measures and targets used in the AIP are reviewed annually by the Remuneration Committee and are chosen to drive financial and individual business performance goals related to the company’s short term strategic operational objectives.

For the year ending 30 June 2018, the Remuneration Committee has decided to replace the measure on operating cash conversion with average working capital as a proportion of net sales, in order to drive focus on working capital management throughout the year and incentivise sustainable actions beneficial to the business in the long term. In addition, the measure on profit before exceptional items and tax (PBET) will be replaced with organic operating profit growth, to align with the profit measure currently used across the rest of Diageo. PBET will instead be measured under the long-term incentive plan. The weightings remain unchanged from last year.

The AIP design for the year ending 30 June 2018 will comprise of four measures (weightings in brackets):

•	Operating profit (% growth) (25%): stretching profit targets drive operational efficiency and influence the level of returns that can be delivered to shareholders through increases in share price and dividend income not including exceptional items or exchange;
•	Net sales (% growth) (25%): a key performance measure of year-on-year top-line growth;
•	Average working capital as a proportion of net sales (30%): ensures focus on working capital management throughout the year and incentivises sustainable actions that are beneficial for the business in the long term; and
•	Individual business objectives (20%): measurable deliverables that are specific to the individual and are focused on supporting the delivery of key strategic objectives.

Details of the targets for the year ending 30 June 2018 will be disclosed retrospectively in next year’s annual report on remuneration, by which time they will no longer be deemed commercially sensitive by the Board.

Long-term incentive plans (LTIPs) (audited)

LTIP awards vesting in the year ended 30 June 2017 (audited)

As approved by shareholders at the AGM in September 2014, long-term incentive awards are made under the Diageo Long-Term Incentive Plan (DLTIP) for awards from 2014 onwards. Awards are designed to incentivise Executive Directors and senior managers to deliver long-term sustainable performance and are subject to performance conditions normally measured over a three-year period.

Share options – granted in September 2014, vesting in September 2017 (audited)

On 25 September 2014, Ivan Menezes received an award of 45,447 (ADRs) under the DLTIP. The award was subject to a performance condition based on absolute compound annual growth in eps at constant exchange rates, with a straight-line payout between threshold and maximum. Options only vest when stretching eps targets are achieved. Vesting is on a pro rata basis ranging from a threshold level of 20% to a maximum level of 100%. The eps growth targets and actual performance for the 2014 DLTIP awards are set out below:

Vesting of 2014 share option awards	Target	Vesting (% maximum)
Compound annual adjusted eps growth over 1 July 2014 – 30 June 2017
Threshold	6% p.a.	20%
Maximum	11% p.a.	100%
Actual	3.0% p.a.	0%

Accordingly, the 2014 DLTIP award has not met the threshold under the performance condition and the options under the award will lapse.

Performance shares – awarded in September 2014, vesting in September 2017 (audited)

On 25 September 2014, Ivan Menezes received an award of 45,447 (ADRs) under the DLTIP. Awards vest after a three-year period subject to the achievement of specified performance tests. Notional dividends accrue on awards and are paid out either in cash or shares in accordance with the vesting schedule.

Governance (continued)

For the 2014 awards, the primary performance test is split between three equally weighted performance measures:

1.	A comparison of Diageo’s three-year total shareholder return (TSR) – the percentage growth in Diageo’s share price (assuming all dividends and capital distributions are re-invested) – with the TSR of a peer group of international drinks and consumer goods companies. TSR is calculated on a common currency (US dollar) basis;
2.	Growth in organic net sales on a compound annual basis; and
3.	Total organic operating margin improvement.

The targets and vesting profile for performance share awards granted in September 2014 are shown in the following tables:

Vesting of 2014 performance share awards	Threshold	Mid-point	Maximum	Actual	Vesting (% maximum)
Relative total shareholder return	Median ranking (9th)	—	Upper quintile (3rd or above)	16th	0%
Organic net sales (CAGR)	4.0% p.a.	5.5% p.a.	7.0% p.a.	2.3% p.a.	0%
Organic operating margin improvement	125 bps	175 bps	225 bps	80 bps	0%
Vesting (% maximum)	20%	60%	100%	0%	0%

The three conditions are weighted equally. For operating margin and net sales, there is straight line vesting between threshold and the midpoint, and between the mid-point and the maximum. The full vesting profile for TSR is shown below:

TSR ranking (out of 17)	Vesting profile for DLTIP performance share awards from 2014
1st, 2nd or 3rd	100%
4th	95%
5th	75%
6th	65%
7th	55%
8th	45%
9th	20%
10th or below	0%

TSR peer group (16 companies)
AB Inbev	Mondelēz International
Brown Forman	Nestlé
Carlsberg	PepsiCo
Coca-Cola	Pernod Ricard
Colgate-Palmolive	Procter & Gamble
Groupe Danone	Reckitt Benckiser
Heineken	SABMiller
Kimberly-Clark	Unilever

On the basis of this performance, the 2014 performance share award did not meet the performance conditions and, consequently, the shares will lapse.

Diageo Incentive Plan (DIP) (audited)

Ivan Menezes retains interests in awards under the Diageo Incentive Plan that were granted to him in 2012, prior to his appointment as Executive Director. The number of shares granted to him on 8 March 2012 was 117,142 ADRs. 50% of this award is subject to meeting the mid-point of the targets for the financial measures under the long-term incentive plan over the three-year performance periods ending 30 June 2015, 30 June 2016, 30 June 2017 and 30 June 2018. The remaining 50% is subject to continued satisfactory employment. The financial measures under the performance part of the award are equally weighted. Actual performance for the third tranche of the 2012 DIP award (i.e. the tranche based on performance over the three years to 30 June 2017) versus target is set out below:

Governance (continued)

Vesting of third performance-based tranche of March 2012 DIP award

Performance measures (equally weighted)	Target	Actual	Vesting (% of maximum)
Organic net sales growth (CAGR)	5.5% p.a.	2.3% p.a.	0%
Organic operating margin improvement	175 bps	80 bps	0%
Compound annual adjusted EPS growth	8.5% p.a.	3.0% p.a.	0%

Total			0%

As the table shows, none of the performance related ADRs under the third tranche of the 2012 DIP award will vest in March 2018. The award that will vest to Ivan Menezes in March 2018 will therefore be the part based on continuing employment only (50% of the third tranche), which is 14,643 ADRs, provided he remains employed at the time of vesting. As no part of the award vesting in March 2018 is based on performance during the year ended 30 June 2017, it is not included in the single total figure of remuneration.

DLTIP awards made during the year ended 30 June 2017 (audited)

On 5 September 2016, Ivan Menezes and Kathryn Mikells received awards of 54,356 (ADRs) and 128,253 (ordinary shares) performance shares respectively, and 54,356 (ADRs) and 128,253 (ordinary shares) market price share options respectively, under the DLTIP; details are provided in the table below. The three-year period over which performance will be measured is 1 July 2016 to 30 June 2019. The performance measures are relative total shareholder return, organic net sales growth, cumulative free cash flow and adjusted eps growth, equally weighted. 20% of the award will vest at threshold, with straight-line vesting up to 100% if the maximum level of performance is achieved.

Executive Director	Date of grant	Plan		Share type	Awards made during the year	Exercise price	Face value ’000	Face value (% of salary)
Ivan Menezes	05/09/2016	DLTIP – share options		ADR	54,356	$113.66	$5,814	375%
Ivan Menezes	05/09/2016	DLTIP – performance shares		ADR	54,356	—	$5,814	375%
Kathryn Mikells	05/09/2016	DLTIP – share options	*	Ord	128,253	2113p	£2,387	360%
Kathryn Mikells	05/09/2016	DLTIP – performance shares		Ord	128,253	—	£2,387	360%

*	Of these, 1,419 were tax qualified options and the remainder were non-tax qualified.

The table above specifies the number of performance shares and share options initially awarded under the DLTIP. The proportion of the awards that will vest is dependent upon the achievement of performance conditions and continued employment, and the actual value may be nil. The vesting outcomes will be disclosed in the 2019 annual report.

The face value of each award has been calculated using the award price at the time of grant. In accordance with the rules, the number of performance shares and share options granted under the DLTIP was calculated by using the average closing share price for the last six months of the preceding financial year (1861 pence for ordinary shares and $106.96 for ADRs). In accordance with the plan rules, the exercise price was calculated using the average closing share price of the three days preceding the grant date (2113 pence for ordinary shares and $113.66 for ADRs). The share price on the date of grant was 2126.5 pence for ordinary shares and $115.77 for ADRs.

DLTIP awards to be made in the year ending 30 June 2018

The long-term incentive plan measures are reviewed annually by the Remuneration Committee and are selected to reward long-term consistent performance in line with Diageo’s business strategy and to create alignment with the delivery of value for shareholders. The Committee has ensured that the incentive structure for senior management does not raise environmental, social and governance risks by inadvertently motivating irresponsible behaviour.

The Committee has considered the mix and appropriateness of performance measures under the DLTIP, in view of the uncertainty of the tax environment and the unpredictability of the effective tax rate in years to come.

As a result, for DLTIP awards to be granted in September 2017, the measure on earnings per share (eps) growth will be replaced with one on profit before exceptional items and tax (PBET) growth, and the allocation of measures between the performance share and share option elements of the plan will be shifted, as outlined in the table below.

Governance (continued)

	Eligibility	2016 DLTIP awards	2017 DLTIP awards
Share options	Executive Directors and Executive Committee	100% on adjusted eps growth	50% on relative TSR vs peer group 50% on organic PBET growth
Performance shares	Executive Directors,	1/3rd on Relative TSR vs peer group	1/3rd on organic PBET growth
	Executive Committee	1/3rd on cumulative free cash flow	1/3rd on cumulative free cash flow
	& senior leaders	1/3rd on organic net sales growth	1/3rd on organic net sales growth

The performance share element of the DLTIP applies to the Executive Committee and the top 50 senior leaders across the organisation worldwide, whilst the share option element is applicable to a much smaller population comprising only members of the Executive Committee. The structure for the performance share element of DLTIP using PBET instead of relative TSR will embed a focus on long-term earnings growth deeper in the organisation. This enables performance to be driven against a measure that the senior leadership group can directly influence.

Relative TSR, which reflects the value of share price growth plus dividends, is still seen as an important measure of long-term performance, and one that provides alignment with shareholder value, and this measure will therefore be retained under the share option element of the DLTIP, where it is a more appropriate focal point for the Executive Committee. It is proposed to also introduce PBET under the share option element of DLTIP to provide a more balanced view of long-term performance by capturing both internal and external, and relative and absolute performance. Although the impact of any changes to the tax rate will not be directly incentivised under the DLTIP, management of the tax rate will continue to be part of the accountabilities of the Chief Financial Officer and the Head of Group Tax.

The table below outlines the targets and the vesting profile for these awards to the Executive Directors and the relative weightings of each performance measure as a percentage of the total award in performance share equivalents. Performance will be tested over three financial years, beginning with the year ending 30 June 2018.

	Performance shares			Share options
	Profit before exceptional items and tax growth (CAGR)	Organic net sales (CAGR)	Cumulative free cash flow (£m)	Relative total shareholder return	Profit before exceptional items and tax growth (CAGR)	Vesting profile
Weighting (% total)	25%	25%	25%	12.5%	12.5%	100%
Threshold	4.5% p.a.	3.5% p.a.	£7,200m	Median ranking (ninth)	4.5% p.a.	20%
Mid-point	7.5% p.a.	4.75% p.a.	£7,900m	—	7.5% p.a.	60%
Maximum	10.5% p.a.	6% p.a.	£8,600m	Upper quintile (third or above)	10.5% p.a.	100%

It is intended that a performance share award of 375% of base salary and an award of market price share options of 125% of base salary (in performance share equivalents; one market price option is valued at one-third of a performance share) will be made to Ivan Menezes in September 2017.

It is intended that Kathryn Mikells will be awarded a performance share award of 360% of base salary and an award of market price share options of 120% of base salary (in performance share equivalents) in September 2017.

Pension and benefits in the year ended 30 June 2017

Benefits

Benefits provisions for the Executive Directors continue to be in line with the information set out in the future policy table.

Governance (continued)

Pension arrangements (audited)

Ivan Menezes and Kathryn Mikells are members of the Diageo North America Inc. Supplemental Executive Retirement Plan (SERP) with an accrual rate of 30% and 20% of base salary, respectively during the year ended 30 June 2017.

The SERP is an unfunded, non-qualified supplemental retirement programme. Under the plan, accrued company contributions are subject to quarterly interest credits. Under the rules of the SERP, employees can withdraw the balance of the plan in the form of five equal annual instalments or a lump sum upon reaching age 55 (Kathryn Mikells) and after having left service with Diageo (within six months of separation from service).

Ivan Menezes participated in the US Cash Balance Plan and the Benefit Supplemental Plan (BSP) until August 2012 and has accrued benefits under both plans. The Cash Balance Plan is a qualified funded pension arrangement. Employer contributions are 10% of pay capped at the Internal Revenue Service (IRS) limit. The BSP is a non-qualified unfunded arrangement; notional employer contributions are 10% of pay above the IRS limit. Interest (notional for the BSP) is credited quarterly on both plans.

Ivan Menezes was also a member of the Diageo Pension Scheme (DPS) in the United Kingdom between 1 February 1997 and 30 November 1999. The accrual of pensionable service ceased in 1999 but the linkage to salary remained until January 2012. Under the Rules of the Scheme, this benefit is payable unreduced from age 60.

Upon death in service, a life insurance benefit of $3 million is payable to Ivan Menezes and a lump sum of four times base salary is payable to Kathryn Mikells.

The table below shows the pension benefits accrued by each Director to date. Note that the accrued United Kingdom benefits for Ivan Menezes are annual pension amounts, whereas the accrued US benefits for Ivan Menezes and Kathryn Mikells are one-off cash balance amounts.

	30 June 2017		30 June 2016
Executive Director	UK pension £’000 p.a.	US benefit £’000	UK pension £’000 p.a.	US benefit £’000
Ivan Menezes(i)	69	6,236	69	5,588
Kathryn Mikells(ii)	Nil	227	Nil	92

(i)	Ivan Menezes’ US benefits are higher at 30 June 2017 than at 30 June 2016 by £648k;
(a)	£463k higher due to pension benefits earned over the year (£432k of which is over and above the increase due to inflation – as reported in the single figure of remuneration, see page 184);
(b)	£69k higher due to interest earned on his deferred US benefits over the year; and
(c)	£116k higher due to exchange rate movements over the year.
(ii)	Kathryn Mikells’ US benefits are higher at 30 June 2017 than at 30 June 2016 by £135k;
(a)	£136k higher due to pension benefits earned over the year (£135k of which is over and above the increase due to inflation – as reported in the single figure of remuneration, see page 184); and
(b)	£1k lower due to exchange rate movements over the year.

The Normal Retirement Age applicable to each Director’s benefits depends on the pension scheme, as outlined below.

Executive Director	UK benefits (DPS)	US benefits (Cash balance)	US benefits (BSP)	US benefits (SERP)
Ivan Menezes(i)	60	65	6 months after age of leaving service	6 months after age of leaving service
Kathryn Mikells	n/a	n/a	n/a	6 months after age of leaving service, or age 55 if later

(i)	Ivan Menezes is able to take his UK pension benefits from age 58 without consent, and his benefits would not be subject to any actuarial reduction in respect of early payment. However, this is a discretionary policy Diageo offers that is not set out in the DPS Scheme Rules.

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

Total shareholder return Diageo Chief Executive value of hypothetical FTSE 100 total remuneration £100 holding Chief Executive total remuneration £ million £350 35 £300 30 £250 25 £200 20 £150 15 £100 10 £50 5 0 0 June 2009 June 2010 June 2011 June 2012 June 2013 June 2014 June 2015 June 2016 June 2017 Paul S Walsh Paul S Walsh Paul S Walsh Paul S Walsh Ivan Menezes (i) Ivan Menezes(i) Ivan Menezes(i) Ivan Menezes(i) £000 £000 £000 £000 £000 £000 £000 £000 Chief Executive total remuneration (includes legacy LTIP awards) 3,231 4,449 11,746 15,557 7,312 3,888 4,156 3,399 Annual incentive (% maximum opportunity) 86% 77% 74% 51% 9% 44% 65% 68% LT SESOP (% maximum opportunity) 100% 100% 100% 100% 71% 0% 0% 0% LTI PSP (% maximum opportunity) 0% 0% 65% 95% 55% 33% 31% 0%

(i)	To enable comparison Ivan Menezes’ single total figure of remuneration has been converted into sterling using the cumulative average weighted exchange rate for the relevant financial year.

Percentage change in remuneration of the director undertaking the role of Chief Executive

The table below shows a comparison of the percentage change in the Chief Executive’s remuneration to the average percentage change in remuneration for the UK and US population from 2016 to 2017. The chosen population represents the most appropriate comparator group for the Chief Executive, as the Committee considers salary increase budgets in these countries when reviewing Executive Directors’ base salaries. Furthermore, the majority of Executive Committee members as well as the Executive Directors are on UK or US reward packages.

	Salary	Taxable benefits	Bonus
	% change	% change	% change
Chief Executive percentage change from 2016 to 2017	2%	2%	7%
Average % change for the UK and US workforce from 2016 to 2017	4%	0%	2%

The percentage change for the Chief Executive is based on the remuneration of Ivan Menezes from 2016 to 2017.

UK salary, benefits and bonus data for both 2016 and 2017 have been converted into US dollars using the cumulative weighted average exchange rate for the year ended 30 June 2017 of £1 = $1.27.

Governance (continued)

Directors’ shareholding requirements and share and other interests (audited)

The beneficial interests of the Directors in office at 30 June 2017 (and their connected persons) in the ordinary shares (or ordinary share equivalents) of the company are shown in the table below.

	Ordinary shares or equivalent(i)
	13 July 2017	30 June 2017 (or date of departure, if earlier)	30 June 2016 (or date of appointment, if later)	Shareholding requirement (% salary)(ii)	Shareholding at 13 July 2017 (% salary)(ii)	Shareholding requirement met
Chairman
Javier Ferrán(iii)	48,685	48,323	—	—	—	—
Executive Directors
Ivan Menezes(iv)	943,854	943,854	864,714	500%	1696%	Yes
Kathryn Mikells(iv), (vi)	37,036	37,028	13,580	400%	123%	No
Non-Executive Directors
Lord Davies of Abersoch	5,052	5,052	5,052	—	—	—
Peggy B Bruzelius	5,000	5,000	5,000	—	—	—
Betsy D Holden(iv)	17,400	17,400	17,400	—	—	—
Ho KwonPing	4,397	4,397	4,353	—	—	—
Nicola S Mendelsohn	5,000	5,000	5,000	—	—	—
Philip G Scott	2,000	2,000	10,000	—	—	—
Alan JH Stewart	2,560	2,560	2,560	—	—	—
Emma Walmsley(v)	—	5,094	5,094	—	—	—

Notes

(i)	Each person listed beneficially owns less than one percent of Diageo’s ordinary shares. Ordinary shares held by Directors have the same voting rights as all other ordinary shares.
(ii)	Both the shareholding requirement and shareholding at 13 July 2017 are expressed as a percentage of base salary on 30 June 2017 and calculated using an average share price for the year ended 30 June 2017 of 2193.46 pence.
(iii)	Javier Ferrán joined the Board on 22 July 2016, initially in the role of a non-executive director, and was appointed as Chairman on 1 January 2017.
(iv)	Ivan Menezes, Kathryn Mikells and Betsy D Holden have share interests in ADRs (one ADR is equivalent to four ordinary shares); the share interests in the table are stated as ordinary share equivalents.
(v)	Emma Walmsley was appointed on 1 January 2016 and stepped down from the Board on 21 September 2016.
(vi)	Kathryn Mikells has five years from the date of her appointment, that is, until 9 November 2020, to meet the shareholding requirement.

Governance (continued)

Outstanding share plan interests (audited)

Plan name	Date of award	Performance period	Date of vesting	Share type	Share price on date of grant	Exercise price	Number of shares/ options at 30 June 2016(i)	Granted	Vested/ exercised	Dividends awarded and released	Lapsed	Number of shares/ options at 30 June 2017	Total number of shares/ options in Ords(ii)
Ivan Menezes
SESOP(iii)	Sep 2010	2010-2013	2013	ADR		$67.84	55,512		55,512			—
SESOP(iii)	Sep 2011	2011-2014	2014	ADR		$76.70	36,587					36,587
SESOP	Sep 2013	2013-2016	2016	ADR		$123.27	46,239				46,239	—

Total vested but unexercised share options													146,348

DLTIP – share options(v)	Sep 2014	2014-2017	2017	ADR		$117.55	45,447					45,447
DLTIP – share options(vi)	Sep 2015	2015-2018	2018	ADR		$104.93	49,825					49,825
DLTIP – share options	Sep 2016	2016-2019	2019	ADR		$113.66	—	54,356				54,356

Total unvested share options subject to performance													598,512

DIP(iv)	Mar 2012	2012-2019	2016-2019	ADR	$96.44		43,928		4,880		9,762	29,286
PSP	Sep 2013	2013-2016	2016	ADR	$123.08		47,484		14,530		32,954	—
DLTIP – performance shares(v)	Sep 2014	2014-2017	2017	ADR	$115.80		45,447					45,447
DLTIP – performance shares(vi)	Sep 2015	2015-2018	2018	ADR	$104.30		49,825					49,825
DLTIP – performance shares	Sep 2016	2016-2019	2019	ADR	$115.77		—	54,356				54,356

Total unvested shares subject to performance													715,656

DIP(iv)	Mar 2012	2012-2019	2016-2019	ADR	$96.44		43,929		14,643			29,286

Total unvested shares not subject to performance													117,144

Kathryn Mikells
DLTIP – share options	Sep 2016	2016-2019	2019	Ord		2113p	—	128,253				128,253

Total unvested share options subject to performance													128,253

DBOP – performance shares(vii)	Nov 2015	2015-2018	2018	Ord	1866p		246,300					246,300
DLTIP – performance shares(viii)	Sep 2016	2016-2019	2019	Ord	2127p		–	128,253				128,253

Total unvested shares subject to performance													374,553

DBOP – restricted shares(vii)	Nov 2015	2015-2017	2017	Ord	1866p		43,868		43,868			—
DBOP – restricted shares	Nov 2015	2015-2018	2018	Ord	1866p		43,868					43,868

Total unvested shares not subject to performance													43,868

(i)	For unvested awards this is the number of shares/options initially awarded. For exercisable share options, this is the number of outstanding options. All share options have an expiry date of ten years after the date of grant.
(ii)	ADRs have been converted to Ords (one ADR is equivalent to four ordinary shares) for the purpose of calculating the total number of vested and unvested shares and options.
(iii)	Shares/options granted prior to the Executive’s appointment to the Board.
(iv)	Ivan Menezes retains interests in an award that were granted to him prior to joining the Board under ‘below-board’ plans (Discretionary Incentive Plan), amounting to a total of 117,142 ADRs, granted in 2012 (58,572 of award remains unvested). The award is subject to performance conditions and continuing employment. 66.67% of the first tranche vested in March 2016, 66.67% of the second tranche vested in March 2017 and 50% of the third tranche is due to vest in March 2018, with the remaining tranche vesting in March 2019.
(v)	Awards made of performance shares and share options under the DLTIP in September 2014 and due to vest in September 2017 are included here as unvested share awards subject to performance conditions, although the awards have also been included in the single figure of remuneration table on page 184, since the performance period ended during the year ended 30 June 2017.
(vi)	Details of the performance conditions attached to DLTIP awards of performance shares and share options granted in 2015 were disclosed in Diageo’s 2016 Annual Report.
(vii)	Replacement shares awarded to Kathryn Mikells on her appointment as Chief Financial Officer on 9 November 2015, in recognition of share awards she forfeited from her previous employer. These awards were made under the Diageo Buy Out Plan (DBOP).
(viii)	1,419 Ords of this award were delivered as tax-qualified share options.

Payments to former directors (audited)

There were no payments to former directors above the de minimis level of £3k in the year ended 30 June 2017.

Payments for loss of office (audited)

There were no payments for loss of office to Executive Directors for the year ended 30 June 2017.

Governance (continued)

Non-Executive Directors’ fees

Javier Ferrán’s fee as non-executive Chairman effective 1 January 2017 is £600,000 per annum. The Chairman’s fee is appropriately positioned against our comparator group of FTSE 30 companies excluding financial services.

There have been no changes to the basic fee levels for Non-Executive Directors or to the additional fees for the Chairman of the Audit and the Chairman of the Remuneration Committee in the year ended 30 June 2017. The next review is scheduled for January 2018.

	January 2017	January 2016
Per annum fees	£’000	£’000
Chairman of the Board	600	600
Non-Executive Directors
Base fee	87	87
Senior Non-Executive Director	25	25
Chairman of the Audit Committee	30	30
Chairman of the Remuneration Committee	25	25

Non-Executive Directors’ remuneration for the year ended 30 June 2017 (audited)

	Fees £’000		Taxable benefits(i) £’000		Total £’000
	2017	2016	2017	2016	2017	2016
Chairman
Dr Franz B Humer	300	550	6	6	306	556
Javier Ferrán(ii)	338	—	1	—	339	—
Non-Executive Directors
Lord Davies of Abersoch	137	133	2	3	139	136
Peggy B Bruzelius	87	86	3	6	90	92
Betsy D Holden	87	86	6	10	93	96
Ho KwonPing	87	86	1	1	88	87
Nicola S Mendelsohn	87	86	1	1	88	87
Philip G Scott	102	116	13	12	115	128
Alan JH Stewart	102	86	1	1	103	87
Emma Walmsley(iii)	22	44	2	1	24	45

(i)	Taxable benefits include a contracted car service, product allowance and expense reimbursements relating to travel, accommodation and subsistence in connection with the attendance of Board meetings during the year, which are deemed by HMRC to be taxable in the United Kingdom. The amounts in the single figure of total remuneration table above include the grossed-up cost of UK tax paid by the company on behalf of the directors. Non-taxable expense reimbursements have not been included in the single figure of remuneration table above.
(ii)	£50,000 of Javier Ferrán’s net remuneration in the year ended 30 June 2017 was used for the monthly purchase of Diageo ordinary shares, which must be retained until he retires from the company or ceases to be a Director for any other reason.
(iii)	Emma Walmsley was appointed to the Board on 1 January 2016 and stepped down from the Board on 21 September 2016.

External appointments held by the Executive Directors

Executive Directors may accept external appointments as Non-Executive Directors of other companies and retain any related fees paid to them, subject to the specific approval of the Board in each case.

Ivan Menezes – During the year ended 30 June 2017, Ivan Menezes served as a Non-Executive Director of Coach Inc and earned fees of $81,250, which he retained. In line with the Coach Inc policy for outside directors, Ivan Menezes is eligible to be granted share options and restricted share units (RSUs). During the year ended 30 June 2017, he was granted 11,284 options at an option price of $36.72 and 2,078 RSUs (including dividends received) at a fair market value of $36.72 per share.

Kathryn Mikells – During the year ended 30 June 2017, Kathryn Mikells served as a Non-Executive Director of Hartford Financial Services Group Inc. and earned fees of $100,000 for the full year, which were deferred into equity.

Governance (continued)

Relative importance of spend on pay

The graph below illustrates the relative importance of spend on pay (total remuneration of all group employees) compared with distributions to shareholders, and the percentage change from the year ended 30 June 2016 to the year ended 30 June 2017. Distributions to shareholders are total dividends. The Committee considers that there are no other significant distributions or payments of profit or cash flow.

Relative importance of spend on pay percentage change Staff pay 1,236 1,330 7.6% Distributions 1,443 1,515 5.0% to shareholders £m 0 500 1,000 1,500 2,000 2,500 3,000 3,500 2016 2017

Remuneration committee

The Remuneration Committee consists of the following independent Non-Executive Directors: Peggy B Bruzelius, Lord Davies of Abersoch, Betsy D Holden, Ho KwonPing, Philip G Scott, Nicola S Mendelsohn and Alan JH Stewart. Lord Davies is the Chairman of the Remuneration Committee. The Chairman of the Board and the Chief Executive may, by invitation, attend Remuneration Committee meetings except when their own remuneration is discussed. Diageo’s Global Human Resources Director and Global Performance and Reward Director are also invited from time to time by the Remuneration Committee to provide their views and advice. The Chief Executive and Global Human Resources Director are not present when their own remuneration is discussed. The Chief Financial Officer may also attend to provide performance context to the Committee during its discussions about target setting. Information on meetings held and director attendance is disclosed in the corporate governance report.

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

External advisors

During the year ended 30 June 2017, the Remuneration Committee received advice from Kepler (a brand of Mercer), appointed by the Committee in December 2013 following a tendering process, who provided independent advice on remuneration best practice and senior executive remuneration.

Governance (continued)

Kepler is a signatory to, and abides by, the Remuneration Consultants Group Code of Conduct. Kepler’s parent company, Mercer, provides unrelated services to the company in the areas of all-employee reward and retirement benefits. During the year, Kepler supported the Committee in preparing this Directors’ remuneration report, provided remuneration benchmarking survey data to support the salary review for the Executive Committee, provided advice on the design of the long-term incentives, and calculated the TSR of Diageo and its peer companies for the 2013 PSP and 2014 DLTIP awards and provided periodic updates on all outstanding performance cycles. The fees paid to Kepler in relation to advice provided to the Committee were £139,333 and are determined on a time and expenses basis.

Clifford Chance provided advice on the operation of share plans during the year. Fees paid in relation to this advice, again on a time and expenses basis, were £29,367.

The Remuneration Committee is satisfied that the advice it receives from Kepler and Clifford Chance is independent.

The Committee is satisfied that Kepler and Clifford Chance engagement partner and team, that provide remuneration advice to the Committee, do not have connections with Diageo that may impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts.

Statement of voting

The following table summarises the details of votes cast in respect of the resolutions on the directors’ remuneration policy at the 2014 AGM and Annual report on remuneration at the 2016 AGM.

	For	Against	Total votes cast	Abstentions
Directors’ remuneration policy
Total number of votes	1,663,866,061	43,275,688	1,707,141,749	18,288,488
Percentage of votes cast	97.47%	2.53%	100%	n/a
Annual report on remuneration
Total number of votes	1,847,226,415	100,963,321	1,948,189,736	1,783,328
Percentage of votes cast	94.82%	5.18%	100%	n/a

The Committee was pleased with the level of support shown for the remuneration policy and implementation report and appreciated the active participation of shareholders and their representative advisory bodies in consulting on executive remuneration matters.

Governance (continued)

Additional information

Emoluments and share interests of senior management

The total emoluments for the year ended 30 June 2017 of the Executive Directors, the Executive Committee members and the Company Secretary (together, the senior management) of Diageo comprising base salary, annual incentive plan, share incentive plan, termination payments and other benefits were £21.8 million (2016 – £20.5 million).

The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £11.4 million. In addition, they were granted 1,095,347 performance-based share options under the Diageo Long-Term Incentive Plan (DLTIP) during the year at a weighted average share price of 1708 pence, exercisable by 2027 and 1,703 options not subject to performance under the DLTIP, which will vest in three years. In addition they were granted 516 options over ordinary shares under the UK savings-related share options scheme (SAYE). They were also awarded 1,056,437 performance shares under the DLTIP in September 2016, which will vest in three years subject to the performance tests described in the section on DLTIP awards made during the year ended 30 June 2017 and 87,980 shares under the DIP, which will vest in September 2019.

Senior management options over ordinary shares

At 13 July 2017, the senior management had an aggregate beneficial interest in 1,911,458 ordinary shares in the company and in the following options over ordinary shares in the company:

	Number of options	Weighted average exercise price	Option period
Ivan Menezes	744,860	1754p	2014 – 2026
Kathryn Mikells	128,253	2113p	2019 – 2026
Other(i)	2,446,971	1708p	2012 – 2026

	3,320,084

(i)	Other members of the Executive Committee and the Company Secretary.

Key management personnel related party transactions (audited)

Key management personnel of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary.

Diageo plc has granted rolling indemnities to the Directors and the Company Secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as Directors or Company Secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2017.

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

Governance (continued)

Statutory and audit requirements

This report was approved by a duly authorised Committee of the Board of Directors, on 25 July 2017 and was signed on its behalf by Lord Davies of Abersoch who is senior Non-Executive Director and Chairman of the Remuneration Committee.

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

The annual report on remuneration is subject to shareholder approval at the AGM on 18 September 2017; the directors’ remuneration policy was approved by shareholders at the 2014 AGM.

Terms defined in this remuneration report are used solely herein.

Governance (continued)

Directors’ report

The Directors have pleasure in submitting their Annual Report for the year ended 30 June 2017.

Annual General Meeting

The AGM will be held at The Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, London EC4V 3DB at 2.30pm on Wednesday, 20 September 2017.

Directors

The Directors of the company who served during the year are shown in the section ‘Board of Directors and Company Secretary’ and ‘Executive Committee’ above.

In accordance with the UK Corporate Governance Code all the Directors will retire by rotation at the AGM and offer themselves for re-election with the exception of Philip G Scott, who will retire at the end of the AGM.

Further details of Directors’ contracts, remuneration and their interests in the shares of the company at 30 June 2017 are given in the Directors’ remuneration report.

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

Corporate governance statement

The corporate governance statement, prepared in accordance with rule 7.2 of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules, comprises the following sections of the Annual Report: the ’Corporate governance report’, the ’Report of the Audit Committee’ and the ’Additional information for shareholders’.

Significant agreements – change of control

The following significant agreements contain certain termination and other rights for Diageo’s counterparties upon a change of control of the company.

Under the agreement governing the company’s 34% investment in Moët Hennessy SNC (MH) and Moët Hennessy International SAS (MHI), if a competitor (as defined therein) directly or indirectly takes control of the company (which, for these purposes, would occur if such competitor acquired more than 34% of the voting rights or equity interests in the company), LVMH Moët Hennessy – Louis Vuitton SA (LVMH) may require the company to sell its interests in MH and MHI to LVMH.

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

Governance (continued)

Other information

Other information relevant to the Directors’ report may be found in the following sections of the Annual Report:

Information (including that required by UK Listing Authority Listing Rule 9.8.4)	Location in Annual Report
Agreements with controlling shareholders	Not applicable
Amendment of articles of association	Additional information for shareholders – Articles of association
Contracts of significance	Not applicable
Details of long-term incentive schemes	Directors’ remuneration report
Directors – appointment and powers	Additional information for shareholders – Articles of association – Directors
Directors’ indemnities and compensation	Directors’ remuneration report – Directors’ remuneration policy and Additional information; Financial statements – note 20 Related party transactions
Dividends	Financial Statements – Unaudited financial information and group financial review
Employment Policies	Strategic report – Our strategy in action; Strategic report – How we protect our business: risk management and principal risks; Strategic report – Sustainability & Responsibility review
Events since 30 June 2017	Financial statements – note 22 Post balance sheet events
Financial risk management	Financial statements – note 15 Financial instruments and risk management
Future developments	Chairman’s statement; Chief Executive’s statement; Market Dynamics
Greenhouse gas emissions	Strategic report – Sustainability & responsibility review – Reducing our environmental impact;
Interest capitalised	Not applicable
Non pre-emptive issues of equity for cash (including in respect of major unlisted subsidiaries)	Not applicable
Parent participation in a placing by a listed subsidiary	Not applicable
Political donations	Corporate governance report
Provision of services by a controlling shareholder	Not applicable
Publication of unaudited financial information	Unaudited information
Purchase of own shares	Additional information for shareholders – Repurchase of shares; Financial statements – note 17 Equity
Research and development	Financial Statements – note 3 Operating costs
Restrictions on transfer of securities	Additional information for shareholders – Restrictions on transfer of shares
Review of the business and principal risks and uncertainties	Chief Executive’s statement; Strategic report: How we protect our business: risk management and principal risks
Share capital – structure, voting and other rights	Additional information for shareholders – Share capital and Articles of association; Financial statements – note 17 Equity
Share capital – employee share plan voting rights	Financial statements – note 17 Equity
Shareholdings in the company	Additional information for shareholders – Share capital
Shareholder waivers of dividends	Financial statements - note 17 Equity
Shareholder waivers of future dividends	Financial statements - note 17 Equity
Sustainability and responsibility	Strategic report – How we will deliver our Performance Ambition: Sustainability & Responsibility Strategic report – How we protect our business: risk management and principal risks; Strategic report – Sustainability & Responsibility review
Waiver of emoluments by a director	Not applicable
Waiver of future emoluments by a director	Not applicable

Governance (continued)

The Directors’ report of Diageo plc for the year ended 30 June 2017 comprises these pages and the sections of the Annual Report referred to under ’Directors’, ’Corporate governance statement’ and ’Other information’ above, which are incorporated into the Directors’ report by reference. In addition, certain disclosures required to be contained in the Directors’ report, have been incorporated into the ‘Strategic report’ as set out in ’Other information’ above.

The Directors’ report was approved by a duly appointed and authorised committee of the Board of Directors on 26 July 2017 and signed on its behalf by David Harlock, the Company Secretary.

Financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Diageo plc

In our opinion, the accompanying consolidated balance sheet, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and the consolidated statement of cash flows present fairly, in all material respects, the financial position of Diageo plc and its subsidiaries at 30 June 2017 and 30 June 2016 and the results of their operations and their cash flows for each of the two years in the period ended 30 June 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2017, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

8 August 2017

Financial statements (continued)

The Board of Directors and Stockholders Diageo plc:

We have audited the accompanying consolidated income statement, and consolidated statements of comprehensive income, changes in equity and cash flows of Diageo plc and its subsidiaries for the year ended 30 June 2015, including the disclosures within the section ‘Key management personnel related party transactions’ on page 198. These consolidated financial statements are the responsibility of Diageo plc’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of Diageo plc and its subsidiaries for the year ended 30 June 2015, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union.

/s/ KPMG LLP

London, England

29 July 2015

Financial statements (continued)

Consolidated income statement

	Notes	Year ended 30 June 2017 £ million	Year ended 30 June 2016 £ million	Year ended 30 June 2015 £ million
Sales	2	18,114	15,641	15,966
Excise duties	3	(6,064)	(5,156)	(5,153)

Net sales	2	12,050	10,485	10,813
Cost of sales	3	(4,680)	(4,251)	(4,610)

Gross profit		7,370	6,234	6,203
Marketing	3	(1,798)	(1,562)	(1,629)
Other operating expenses	3	(2,013)	(1,831)	(1,777)

Operating profit		3,559	2,841	2,797
Non-operating items	4	20	123	373
Finance income	5	235	262	244
Finance charges	5	(564)	(589)	(656)
Share of after tax results of associates and joint ventures	6	309	221	175

Profit before taxation		3,559	2,858	2,933
Taxation	7	(732)	(496)	(466)

Profit from continuing operations		2,827	2,362	2,467
Discontinued operations	8	(55)	—	—

Profit for the year		2,772	2,362	2,467

Attributable to:
Equity shareholders of the parent company - continuing operations		2,717	2,244	2,381
Equity shareholders of the parent company - discontinued operations		(55)	—	—
Non-controlling interests - continuing operations		110	118	86

		2,772	2,362	2,467

		million	million	million
Weighted average number of shares
Shares in issue excluding own shares		2,512	2,508	2,505
Dilutive potential ordinary shares		11	10	12

		2,523	2,518	2,517

		pence	pence	pence
Basic earnings per share
Continuing operations		108.2	89.5	95.0
Discontinued operations		(2.2)	—	—

		106.0	89.5	95.0

Diluted earnings per share
Continuing operations		107.7	89.1	94.6
Discontinued operations		(2.2)	—	—

		105.5	89.1	94.6

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated statement of comprehensive income

	Year ended 30 June 2017 £ million	Year ended 30 June 2016 £ million	Year ended 30 June 2015 £ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
– group	649	(851)	125
– associates and joint ventures	(8)	(4)	(10)
– non-controlling interests	3	(1)	(2)
Tax on post employment plans	(122)	166	(11)

	522	(690)	102
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
– group	105	1,217	(345)
– associates and joint ventures	120	325	(205)
– non-controlling interests	35	176	56
Net investment hedges	(224)	(843)	269
Exchange loss recycled to the income statement
– on translation of foreign operations	—	133	88
– on net investment hedges	—	(82)	—
Tax on exchange differences - group	(2)	(8)	30
Tax on exchange differences - non-controlling interests	—	4	—
Effective portion of changes in fair value of cash flow hedges
– (losses)/gains taken to other comprehensive income - group	(34)	28	(40)
– gains/(losses) taken to other comprehensive income - associates and joint ventures	5	3	(6)
– recycled to income statement	101	(145)	(58)
Tax on effective portion of changes in fair value of cash flow hedges	(3)	3	18
Fair value movements on available-for-sale investments
– gains taken to other comprehensive income - group	—	4	11
– gains taken to other comprehensive income - non-controlling interests	—	4	9
– recycled to income statement - group	—	(15)	—
– recycled to income statement - non-controlling interests	—	(13)	—
Tax on available-for-sale fair value movements	—	4	(4)
Hyperinflation adjustment	47	6	18
Tax on hyperinflation adjustment	(21)	(2)	—

	129	799	(159)

Other comprehensive profit/(loss), net of tax, for the year	651	109	(57)
Profit for the year	2,772	2,362	2,467

Total comprehensive income for the year	3,423	2,471	2,410

Attributable to:
Equity shareholders of the parent company - continuing operations	3,330	2,183	2,261
Equity shareholders of the parent company - discontinued operations	(55)	—	—
Non-controlling interests	148	288	149

Total comprehensive income for the year	3,423	2,471	2,410

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated balance sheet

		30 June 2017		30 June 2016
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	10	12,566		12,370
Property, plant and equipment	11	4,014		3,881
Biological assets		21		10
Investments in associates and joint ventures	6	2,824		2,528
Other investments	12	31		31
Other receivables	14	58		46
Other financial assets	15	267		420
Deferred tax assets	7	134		298
Post employment benefit assets	13	281		55

			20,196		19,639
Current assets
Inventories	14	4,788		4,579
Trade and other receivables	14	2,592		2,686
Assets held for sale		—		3
Other financial assets	15	81		495
Cash and cash equivalents	16	1,191		1,089

			8,652		8,852

Total assets			28,848		28,491

Current liabilities
Borrowings and bank overdrafts	16	(2,459)		(2,058)
Other financial liabilities	15	(215)		(280)
Trade and other payables	14	(3,563)		(3,372)
Corporate tax payable		(294)		(340)
Provisions	14	(129)		(137)

			(6,660)		(6,187)
Non-current liabilities
Borrowings	16	(6,583)		(8,071)
Other financial liabilities	15	(383)		(500)
Other payables	14	(24)		(70)
Provisions	14	(286)		(253)
Deferred tax liabilities	7	(2,112)		(1,982)
Post employment benefit liabilities	13	(772)		(1,248)

			(10,160)		(12,124)

Total liabilities			(16,820)		(18,311)

Net assets			12,028		10,180

Equity
Share capital	17	797		797
Share premium		1,348		1,347
Other reserves		2,693		2,625
Retained earnings		5,475		3,761

Equity attributable to equity shareholders of the parent company			10,313		8,530
Non-controlling interests	17		1,715		1,650

Total equity			12,028		10,180

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved by a duly appointed and authorised committee of the Board of Directors on 26 July 2017 and were signed on its behalf by Ivan Menezes and Kathryn Mikells, Directors.

Financial statements (continued)

Consolidated statement of changes in equity

					Retained earnings/(deficit)
	Share capital £ million	Share premium £ million	Capital redemption reserve £ million	Hedging and exchange reserve £ million	Own shares £ million	Other retained earnings £ million	Total £ million	Equity attributable to parent company shareholders £ million	Non- controlling interests £ million	Total equity £ million
At 30 June 2014	797	1,345	3,146	(903)	(2,280)	4,718	2,438	6,823	767	7,590
Profit for the year	—	—	—	—	—	2,381	2,381	2,381	86	2,467
Other comprehensive income	—	—	—	(249)	—	129	129	(120)	63	(57)
Employee share schemes	—	—	—	—	52	(58)	(6)	(6)	—	(6)
Share-based incentive plans	—	—	—	—	—	35	35	35	—	35
Share-based incentive plans in respect of associates	—	—	—	—	—	2	2	2	—	2
Tax on share-based incentive plans	—	—	—	—	—	4	4	4	—	4
Shares issued	—	1	—	—	—	—	—	1	—	1
Acquisitions	—	—	—	—	—	—	—	—	641	641
Change in fair value of put options	—	—	—	—	—	(9)	(9)	(9)	—	(9)
Disposal of non-controlling interests	—	—	—	—	—	1	1	1	—	1
Dividends paid	—	—	—	—	—	(1,341)	(1,341)	(1,341)	(72)	(1,413)

At 30 June 2015	797	1,346	3,146	(1,152)	(2,228)	5,862	3,634	7,771	1,485	9,256
Profit for the year	—	—	—	—	—	2,244	2,244	2,244	118	2,362
Other comprehensive income	—	—	—	631	—	(692)	(692)	(61)	170	109
Employee share schemes	—	—	—	—	39	(38)	1	1	—	1
Share-based incentive plans	—	—	—	—	—	29	29	29	—	29
Share-based incentive plans in respect of associates	—	—	—	—	—	1	1	1	—	1
Tax on share-based incentive plans	—	—	—	—	—	10	10	10	—	10
Shares issued	—	1	—	—	—	—	—	1	—	1
Disposal of non-controlling interests	—	—	—	—	—	—	—	—	(24)	(24)
Purchase of non-controlling interests	—	—	—	—	—	(18)	(18)	(18)	(3)	(21)
Purchase of rights issue of non-controlling interests	—	—	—	—	—	(5)	(5)	(5)	5	—
Dividends paid	—	—	—	—	—	(1,443)	(1,443)	(1,443)	(101)	(1,544)

At 30 June 2016	797	1,347	3,146	(521)	(2,189)	5,950	3,761	8,530	1,650	10,180
Profit for the year	—	—	—	—	—	2,662	2,662	2,662	110	2,772
Other comprehensive income	—	—	—	68	—	545	545	613	38	651
Employee share schemes	—	—	—	—	13	(23)	(10)	(10)	—	(10)
Share-based incentive plans	—	—	—	—	—	34	34	34	—	34
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	12	12	12	—	12
Shares issued	—	1	—	—	—	—	—	1	—	1
Purchase of non-controlling interest by associates	—	—	—	—	—	(5)	(5)	(5)	—	(5)
Change in fair value of put option	—	—	—	—	—	(12)	(12)	(12)	—	(12)
Dividends paid	—	—	—	—	—	(1,515)	(1,515)	(1,515)	(83)	(1,598)

At 30 June 2017	797	1,348	3,146	(453)	(2,176)	7,651	5,475	10,313	1,715	12,028

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated statement of cash flows

		Year ended 30 June 2017		Year ended 30 June 2016		Year ended 30 June 2015
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year		2,772		2,362		2,467
Discontinued operations		55		—		—
Taxation		732		496		466
Share of after tax results of associates and joint ventures		(309)		(221)		(175)
Net finance charges		329		327		412
Non-operating items		(20)		(123)		(373)

Operating profit			3,559		2,841		2,797
Increase in inventories		(159)		(95)		(204)
Decrease/(increase) in trade and other receivables		89		(86)		274
Increase in trade and other payables and provisions		221		128		47

Net decrease/(increase) in working capital			151		(53)		117
Depreciation, amortisation and impairment		361		473		440
Dividends received		223		173		183
Post employment payments less amounts included in operating profit		(111)		(59)		(70)
Other items		(6)		(15)		(11)

			467		572		542

Cash generated from operations			4,177		3,360		3,456
Interest received		180		174		183
Interest paid		(493)		(479)		(599)
Taxation paid		(732)		(507)		(489)

			(1,045)		(812)		(905)

Net cash from operating activities			3,132		2,548		2,551
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		46		57		52
Purchase of property, plant and equipment and computer software		(518)		(506)		(638)
Movements in loans and other investments		3		(2)		(2)
Sale of businesses	9	(52)		1,062		978
Acquisition of businesses	9	(31)		(15)		(1,284)

Net cash (outflow)/inflow from investing activities			(552)		596		(894)
Cash flows from financing activities
Proceeds from issue of share capital		1		1		1
Net purchase of own shares for share schemes		(41)		(1)		(8)
Dividends paid to non-controlling interests		(83)		(101)		(72)
Disposal of non-controlling interests		—		—		1
Purchase of shares of non-controlling interests	9	—		(21)		—
Proceeds from bonds	16	—		—		791
Repayment of bonds	16	(1,234)		(1,003)		(1,492)
Net movements on other borrowings	16	414		(233)		386
Equity dividends paid	17	(1,515)		(1,443)		(1,341)

Net cash outflow from financing activities			(2,458)		(2,801)		(1,734)

Net increase/(decrease) in net cash and cash equivalents	16		122		343		(77)
Exchange differences			(14)		84		(73)
Net cash and cash equivalents at beginning of the year			809		382		532

Net cash and cash equivalents at end of the year			917		809		382

Net cash and cash equivalents consist of:
Cash and cash equivalents	16		1,191		1,089		472
Bank overdrafts	16		(274)		(280)		(90)

			917		809		382

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

Financial statements (continued)

The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2017, expressed in US dollars and euros per £1, were as follows:

	2017	2016	2015
US dollar
Income statement and cash flows(i)	1.27	1.48	1.57
Assets and liabilities(ii)	1.30	1.33	1.57
Euro
Income statement and cash flows(i)	1.16	1.34	1.31
Assets and liabilities(ii)	1.14	1.20	1.41

(i)	Weighted average rates
(ii)	Year end rates

The group uses foreign exchange hedges to mitigate the effect of exchange rate movements. For further information see note 15.

(e) Critical accounting estimates and judgements

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgements, are set out in detail in the relevant notes:

•	Exceptional items – page 218
•	Taxation – page 224
•	Brands, goodwill and other intangibles – page 230
•	Post employment benefits – page 237
•	Contingent liabilities and legal proceedings – page 263

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

(f) New accounting policies

The following amendments to the accounting standards, issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the EU, have been adopted by the group from 1 July 2016 with no impact on the group’s consolidated results, financial position or disclosures:

•	Amendment to IFRS 7 – Applicability of the amendments to IFRS 7 to condensed interim financial statements
•	Amendments to IFRS 11 – Accounting for Acquisitions of Interests in Joint Operations
•	Amendments to IAS 1 – Disclosure Initiative
•	Amendments to IAS 16 and IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortisation
•	Amendments to IAS 16 and IAS 41 – Agriculture: Bearer Plants
•	Amendments to IAS 19 – Discount rate: Regional Market Issue
•	Amendments to IAS 34 – Disclosure of Information, Elsewhere in the Interim Financial Report’

The following standards, issued by the IASB and endorsed by the EU, have not yet been adopted by the group:

IFRS 9 — Financial instruments replaces IAS 39 (Financial instruments – Recognition and measurement). The standard covers the classification, measurement and derecognition of financial instruments and applies an approach where the business model of an entity and the cash flows associated with each financial asset defines the classification of the financial instrument. IFRS 9 applies a forward-looking impairment model that will replace the currently applicable incurred loss model. In contrast to the complex and rules based approach of IAS 39, the new hedge accounting requirements will provide an improved link to risk management and treasury operations and will be simpler to apply.

Financial statements (continued)

Based on the assessment carried out the group believes that the adoption of IFRS 9, as at 1 July 2017, will not have impact on its consolidated results or financial position and will not require a restatement of comparative figures in the 2018 Annual Report.

IFRS 15 – Revenue from contracts with customers is based on the principle that revenue is recognised when control of goods or services is transferred to the customer and provides a single, principles based five-step model to be applied to all sales contracts. It replaces the separate models for goods, services and construction contracts under current IFRS. It also provides further guidance on the measurement of sales on contracts which have discounts, rebates and consignment inventories.

During the year the group carried out a detailed review of the current recognition criteria for revenue against the requirements of IFRS 15. This review in particular closely examined promotional payments made to customers post the initial sale, the recognition of sales made where a third party manufactures or modifies a product on behalf of Diageo and consignment inventories. Differences in practice across the group were identified but the impact of these changes on the 2017 and 2016 income statements are immaterial and the impact on the balance sheet at 30 June 2017 is not material. Diageo will adopt, as at 1 July 2017, the modified retrospective approach for IFRS 15 in its 2018 financial statements.

Diageo will early adopt IFRS 9 and IFRS 15 in the year ending 30 June 2018.

The following standards, issued by the IASB that have not been endorsed by the EU have not been adopted by the group:

IFRS 16 – Leases (effective in the year ending 30 June 2020) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. It eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model where the lessee is required to recognise assets and liabilities for all material leases that have a term of greater than a year.

The group is currently considering the implications of IFRS 16 which is expected to have an impact on the group’s consolidated results and financial position.

IFRS 17 – Insurance Contracts (effective in the year ending 30 June 2022) is ultimately intended to replace IFRS 4.

Based on a preliminary assessment the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.

There are a number of amendments and clarifications to IFRS, effective in future years, which are not expected to significantly impact the group’s consolidated results or financial position.

Results for the year

This section explains the results and performance of the group for the three years ended 30 June 2017. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group’s share of results of associates and joint ventures, taxation and discontinued operations. For associates, joint ventures and taxation, balance sheet disclosures are also provided in this section.

2. Segmental information

Accounting policies

Sales comprise revenue from the sale of goods, royalties and rents receivable. Revenue from the sale of goods includes excise and other duties which the group pays as principal but excludes duties and taxes collected on behalf of third parties, such as value added tax. Sales are recognised depending upon individual customer terms at the time of despatch, delivery or when the risk of loss transfers. Provision is made for returns where appropriate. Sales are stated net of price discounts, allowances for customer loyalty and certain promotional activities and similar items.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duty are not always passed on to the customer and where a customer fails to pay for product received the group cannot reclaim the excise duty. The group therefore recognises excise duty as a cost to the group.

Financial statements (continued)

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

In the year ended 30 June 2017 Diageo changed its internal reporting structure to reflect changes made to management responsibilities. As a result of this change, Lebanon, other Middle East countries and North African countries which were formerly reported in the Asia Pacific and Africa regions respectively are now included in the Europe, Russia and Turkey region. In addition, the results of the Travel Retail operations have been reallocated to the geographical regions to better reflect the region in which the sale to the customer is made. The comparative information has not been restated as the amounts involved are not material.

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

Financial statements (continued)

(a) Segmental information for the consolidated income statement – continuing operations

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2017
Sales	4,725	4,985	2,132	1,303	4,923	1,390	(1,390)	18,068	46	18,114

Net sales
At budgeted exchange rates(i)	3,523	2,474	1,240	873	1,977	1,418	(1,324)	10,181	39	10,220
Acquisitions and disposals	—	2	15	7	41	—	—	65	—	65
ISC allocation	11	60	4	11	8	(94)	—	—	—	—
Retranslation to actual exchange rates	627	288	297	153	393	66	(66)	1,758	7	1,765

Net sales	4,161	2,824	1,556	1,044	2,419	1,390	(1,390)	12,004	46	12,050

Operating profit/(loss)
At budgeted exchange rates(i)	1,648	741	159	195	375	116	—	3,234	(169)	3,065
Acquisitions and disposals	—	—	(8)	—	—	—	—	(8)	(1)	(9)
ISC allocation	14	72	5	13	12	(116)	—	—	—	—
Retranslation to actual exchange rates	237	123	62	42	100	—	—	564	(19)	545

Operating profit/(loss) before exceptional items	1,899	936	218	250	487	—	—	3,790	(189)	3,601
Exceptional items	—	(33)	—	—	(9)	—	—	(42)	—	(42)

Operating profit/(loss)	1,899	903	218	250	478	—	—	3,748	(189)	3,559

Non-operating items										20
Net finance charges										(329)
Share of after tax results of associates and joint ventures
– Moët Hennessy										302
– Other										7

Profit before taxation										3,559

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2016
Sales	4,037	4,593	1,875	1,078	4,022	1,355	(1,355)	15,605	36	15,641

Net sales
At budgeted exchange rates(i)	3,282	2,481	1,286	901	2,114	1,452	(1,373)	10,143	38	10,181
Acquisitions and disposals	106	75	74	59	9	—	—	323	—	323
ISC allocation	10	50	4	8	7	(79)	—	—	—	—
Retranslation to actual exchange rates	167	(62)	37	(105)	(54)	(18)	18	(17)	(2)	(19)

Net sales	3,565	2,544	1,401	863	2,076	1,355	(1,355)	10,449	36	10,485

Operating profit/(loss)
At budgeted exchange rates(i)	1,459	738	212	221	399	112	—	3,141	(149)	2,992
Acquisitions and disposals	24	7	(8)	13	1	—	—	37	—	37
ISC allocation	14	70	6	11	11	(112)	—	—	—	—
Retranslation to actual exchange rates	54	(14)	2	(46)	(16)	—	—	(20)	(1)	(21)

Operating profit/(loss) before exceptional items	1,551	801	212	199	395	—	—	3,158	(150)	3,008
Exceptional items	—	—	—	(118)	(49)	—	—	(167)	—	(167)

Operating profit/(loss)	1,551	801	212	81	346	—	—	2,991	(150)	2,841

Non-operating items										123
Net finance charges										(327)
Share of after tax results of associates and joint ventures
– Moët Hennessy										217
– Other										4

Profit before taxation										2,858

Financial statements (continued)

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2015
Sales	3,909	4,683	1,868	1,297	4,129	1,381	(1,381)	15,886	80	15,966

Net sales
At budgeted exchange rates(i)	3,462	2,666	1,457	1,105	1,291	1,485	(1,413)	10,053	82	10,135
Acquisitions and disposals	25	34	1	26	903	—	—	989	—	989
ISC allocation	9	44	4	8	7	(72)	—	—	—	—
Retranslation to actual exchange rates	(41)	(127)	(47)	(106)	12	(32)	32	(309)	(2)	(311)

Net sales	3,455	2,617	1,415	1,033	2,213	1,381	(1,381)	10,733	80	10,813

Operating profit/(loss)
At budgeted exchange rates(i)	1,477	779	329	314	303	75	—	3,277	(136)	3,141
Acquisitions and disposals	(3)	12	—	1	49	1	—	60	4	64
ISC allocation	10	47	4	8	7	(76)	—	—	—	—
Retranslation to actual exchange rates	(36)	(34)	(15)	(60)	(3)	—	—	(148)	9	(139)

Operating profit/(loss) before exceptional items	1,448	804	318	263	356	—	—	3,189	(123)	3,066
Exceptional items	(28)	(20)	(7)	(5)	(193)	(6)	—	(259)	(10)	(269)

Operating profit/(loss)	1,420	784	311	258	163	(6)	—	2,930	(133)	2,797

Non-operating items										373
Net finance charges										(412)
Share of after tax results of associates and joint ventures
– Moët Hennessy										164
– Other										11

Profit before taxation										2,933

(i)	These items represent the IFRS 8 performance measures for the geographical and ISC segments.
(1)	The net sales figures for ISC reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC segment to the other operating segments, inter-segmental sales are not material.
(2)	The group’s net finance charges are managed centrally and are not attributable to individual operating segments.
(3)	Approximately 40% of annual net sales occur in the last four months of each calendar year.

(b) Other segmental information

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Corporate and other £ million	Total £ million
2017
Capital expenditure	112	27	126	34	48	125	46	518
Depreciation and intangible asset amortisation	(41)	(21)	(77)	(7)	(42)	(107)	(66)	(361)
2016
Capital expenditure	105	29	107	20	52	150	43	506
Depreciation and intangible asset amortisation	(39)	(21)	(83)	(10)	(35)	(106)	(61)	(355)
Exceptional accelerated depreciation and impairment	—	—	—	(14)	—	(8)	—	(22)
Exceptional impairment of intangible assets	—	—	—	(104)	—	—	—	(104)
2015
Capital expenditure	95	34	140	53	42	233	41	638
Depreciation and intangible asset amortisation	(38)	(24)	(93)	(15)	(37)	(102)	(62)	(371)
Exceptional accelerated depreciation and impairment	(22)	—	—	(1)	—	—	—	(23)
Exceptional impairment of associate	—	—	—	—	(41)	—	—	(41)
Exceptional accelerated amortisation	—	—	—	—	—	—	(5)	(5)

Financial statements (continued)

(c) Category and geographical analysis

	Category analysis						Geographic analysis
	Spirits £ million	Beer £ million	Wine £ million	Ready to drink £ million	Other(iv) £ million	Total £ million	Great Britain £ million	United States £ million	Nether- lands £ million	India £ million	Rest of World £ million	Total £ million
2017
Sales(i)	14,241	2,635	81	854	303	18,114	1,558	4,366	62	3,070	9,058	18,114
Non-current assets(ii), (iii)	—	—	—	—	—	—	1,678	4,012	2,392	4,009	7,410	19,501
2016
Sales(i)	11,993	2,486	265	726	171	15,641	1,672	3,729	56	2,465	7,719	15,641
Non-current assets(ii), (iii)	—	—	—	—	—	—	1,679	3,859	2,350	3,764	7,224	18,876
2015
Sales(i)	12,052	2,562	479	703	170	15,966	1,765	3,592	54	2,463	8,092	15,966
Non-current assets(ii), (iii)	—	—	—	—	—	—	1,654	3,340	2,196	3,439	6,588	17,217

(i)	The geographical analysis of sales is based on the location of third party customers.
(ii)	The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates and joint ventures, other investments and non-current other receivables.
(iii)	The management information provided to the chief operating decision maker does not include an analysis of assets and liabilities by category and therefore is not disclosed.
(iv)	In the year ended 30 June 2017 ‘Other’ includes the group’s sorghum beer business which was in prior years reported in ‘Beer’.

3. Operating costs

	2017 £ million	2016 £ million	2015 £ million
Excise duties	6,064	5,156	5,153
Cost of sales	4,680	4,251	4,610
Marketing	1,798	1,562	1,629
Other operating expenses	2,013	1,831	1,777

	14,555	12,800	13,169

Comprising:
Excise duties – Great Britain	774	853	862
– United States	558	468	450
– India	2,073	1,588	1,472
– Other	2,659	2,247	2,369
Increase in inventories	(146)	(100)	(200)
Raw materials and consumables	2,813	2,548	2,725
Marketing	1,798	1,562	1,629
Other external charges	2,124	1,767	2,017
Staff costs	1,583	1,475	1,433
Depreciation, amortisation and impairment	361	473	440
Gains on disposal of properties	(7)	(39)	(26)
Net foreign exchange (gains)/losses	(16)	1	13
Other operating income(i)	(19)	(43)	(15)

	14,555	12,800	13,169

(i)	In the year ended 30 June 2016 Diageo sold 8.5 million shares in United Breweries Limited resulting in a gain of £28 million.

(a) Other external charges

Other external charges include operating lease rentals for plant and equipment of £20 million (2016 – £29 million; 2015 – £29 million), other operating lease rentals (mainly properties) of £96 million (2016 – £72 million; 2015 – £87 million), research and development expenditure in respect of new drinks products and package design in the year leading up to product launch of £33 million (2016 – £28 million; 2015 – £26 million) and maintenance and repairs of £100 million (2016 – £91 million; 2015 – £95 million).

Financial statements (continued)

(b) Auditor fees

Other external charges include the fees of the principal auditor of the group, PricewaterhouseCoopers LLP and its affiliates (PwC) are analysed below.

PwC was appointed as the group’s principal auditor for the year ended 30 June 2016. Accordingly, figures in the table below for the year ended 30 June 2015 are in respect of remuneration paid to the previous principal auditor of the group, KPMG LLP.

	2017 £ million	2016 £ million	2015 £ million
Audit of these financial statements	3.1	3.4	3.6
Audit of financial statements of subsidiaries	3.4	2.3	2.7
Audit related assurance services(i)	1.6	1.4	1.6
Total audit fees (Audit fees)	8.1	7.1	7.9
Other services relevant to taxation (Tax fees)(ii)	0.3	0.5	0.8
Other assurance services (Audit related fees)(iii)	0.5	0.4	0.6
All other non-audit fees (All other fees)(iv)	0.9	0.9	0.7

	9.8	8.9	10.0

(i)	Audit related assurance services are principally in respect of reporting under section 404 of the US Sarbanes-Oxley Act and the review of the interim financial information.
(ii)	Other services relevant to taxation principally comprise tax advice.
(iii)	Other assurance services comprise the aggregate fees for assurance and related services that are related to the performance of the audit or review of the financial statements and are not reported under ‘total audit fees’.
(iv)	All other non-audit fees are principally in respect of immigration and advisory services.
(1)	Disclosure requirements for auditor fees in the United States are different from those required in the United Kingdom. The terminology by category required in the United States is disclosed in brackets in the above table. All figures are the same for the disclosures in the United Kingdom and the United States apart from £0.3 million of the costs for the year ended 2017 provided by PwC (2016 – £0.3 million; £0.4 million for the year 30 June 2015, provided by KPMG) in respect of the review of the interim financial information which would be included in audit related fees in the United States rather than audit fees.

Audit services provided by firms other than PwC for the year ended 30 June 2017 were £0.5 million (2016 – £0.9 million). Audit services provided by firms other than KPMG for the year ended 30 June 2015 were not material. PwC fees for audit services in respect of employee pension plans were £0.3 million for the year ended 30 June 2017 (2016 – £0.2 million). In the year ended 30 June 2015 the KPMG fees for audit services in respect of employee pension plans were £0.4 million.

(c) Staff costs and average number of employees

	2017 £ million	2016 £ million	2015 £ million
Aggregate remuneration
Wages and salaries	1,330	1,236	1,180
Share-based incentive plans	34	28	36
Employer’s social security	93	85	88
Employer’s pension
– defined benefit plans	95	99	103
– defined contribution plans	17	16	15
Other post employment plans	14	11	11

	1,583	1,475	1,433

Financial statements (continued)

The average number of employees on a full time equivalent basis (excluding employees of associates and joint ventures) was as follows:

	2017	2016	2015
North America	2,251	2,477	2,748
Europe, Russia and Turkey	4,074	4,164	4,073
Africa	4,898	5,381	4,997
Latin America and Caribbean	2,573	3,013	3,166
Asia Pacific	8,690	9,711	10,520
ISC	4,244	4,188	4,291
Corporate and other	3,703	3,144	3,567

	30,433	32,078	33,362

At 30 June 2017 the group had, on a full time equivalent basis, 30,051 (2016 – 31,485; 2015 – 32,409) employees. The average number of employees of the group, including part time employees, for the year was 31,472 (2016 – 32,969; 2015 – 34,179).

(d) Exceptional operating items

Included in the table above are exceptional operating items as follows:

	2017 £ million	2016 £ million	2015 £ million
Other external charges	42	49	170
Staff costs
– Net charge in respect of restructuring programmes	—	—	30
Depreciation, amortisation and impairment
– Brand, goodwill and tangible asset impairment	—	118	—
– Accelerated depreciation and amortisation	—	—	28
– Associate impairment	—	—	41

Total exceptional operating costs (note 4)	42	167	269

Cost of sales	—	—	25
Other operating expenses	42	167	244

Total exceptional operating costs (note 4)	42	167	269

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

Operating items

Exceptional operating items are those that are considered to be material and are part of the operating activities of the group such as impairments of fixed assets, duty settlements, property disposals and changes in post employment plans. Charges in respect of material global restructuring programs were disclosed as exceptional operating items until and including the year ended 30 June 2015.

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

Financial statements (continued)

It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.

	2017 £ million	2016 £ million	2015 £ million
Items included in operating profit
Competition authority investigation in Turkey (a)	(33)	—	—
Customer claim in India (b)	(32)	—	—
Disengagement agreements relating to United Spirits Limited (c)	23	(49)	—
Brand, goodwill and tangible asset impairment (d)	—	(118)	—
Korea settlement (e)	—	—	(146)
Associate impairment (f)	—	—	(41)
Restructuring programmes (g)	—	—	(82)

	(42)	(167)	(269)

Non-operating items
Sale of businesses
Wines in the United States and Percy Fox (h)	20	(191)	—
Argentina (i)	—	(38)	—
South African associate interests (j)	—	(27)	—
Jamaica, Singapore and Malaysia beer interests (k)	—	457	—
Kenya – glass business (CGI) (l)	—	14	—
Gleneagles Hotel (m)	—	—	73
Bushmills (n)	—	—	174
Step ups
United Spirits Limited (o)	—	—	103
Don Julio (n)	—	—	63
South Africa (p)	—	—	(10)
Other
Provision for a receivable related to a loan guarantee (q)	—	(92)	—
Guarantee (q)	—	—	(30)

	20	123	373

Exceptional items before taxation	(22)	(44)	104
Items included in taxation (note 7)	4	56	51
Exceptional items in continuing operations	(18)	12	155
Discontinued operations net of taxation (note 8)	(55)	—	—

Total exceptional items	(73)	12	155

Attributable to:
Equity shareholders of the parent company	(64)	2	156
Non-controlling interests	(9)	10	(1)

Total exceptional items	(73)	12	155

(a) In the year ended 30 June 2017, TRY150 million (£33 million) was charged to exceptional items in respect of the Turkish Competition Authority investigation into certain of Mey İçki’s trading practices in Turkey.

(b) During the year ended 30 June 2017 United Spirits Limited received a claim, followed by a debit note, from a customer in India in respect of differential pricing charged over a number of years in respect of products sold to that customer primarily for the period prior to the acquisition of United Spirits Limited by Diageo. While challenging the amount of the claim and contesting it, the group has made a provision of INR2,678 million (£32 million) in exceptional items against the current receivable from the customer.

Financial statements (continued)

(c) On 25 February 2016, in relation to an agreement entered into with Dr Vijay Mallya (Dr Mallya) and described further at note 18(d) (25 February Agreement), the group incurred an exceptional operating charge of £49 million. This included provisions for payments to Dr Mallya of, in aggregate, $75 million (£53 million) over a five year period in consideration for (i) his resignation and the termination of his appointment and governance rights and his relinquishing of the rights and benefits attached to his position as Chairman and Non-Executive Director of United Spirits Limited (USL); (ii) his agreement to five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill undertakings; and (iii) his agreement that he and his affiliates would not pursue any claims against Diageo, USL and their affiliates. Separately, other arrangements entered into on 25 February 2016 resulted in a net gain of £4 million, comprising the gain upon termination of certain other agreements that were the subject of prior provisions, less legal fees directly attributable to the 25 February Agreement. In the year ended 30 June 2016 a payment of $40 million (£28 million) was made to Dr Mallya as the first instalment due under the 25 February Agreement. In the year ended 30 June 2017 owing to various reasons, including breaches of several provisions of the 25 February 2016 Agreement by Dr Mallya, Diageo believes that it was not liable to pay the $7 million (£5 million) instalment in February 2017 under that agreement and considers it very unlikely that it will become liable to pay future instalments in subsequent years and accordingly the outstanding provision of $29 million (£23 million) was credited back to the income statement.

(d) In the year ended 30 June 2016, an impairment charge in respect of the Ypióca brand and related tangible fixed assets and goodwill allocated to the Paraguay, Uruguay and Brazil (PUB) cash-generating unit of £62 million, £14 million and £42 million, respectively, was charged to other operating expenses. Forecast cash flow assumptions have been reduced principally due to a challenging economic environment in Brazil and significant adverse changes in local tax regulation.

(e) In the year ended 30 June 2015, £146 million was charged in respect of settlement of several related disputes with the Korean customs authorities regarding the transfer pricing methodology applicable to imported products. Total payments to settle these disputes in 2015 were £74 million as £87 million was paid to the customs authorities prior to 30 June 2014, and was previously accounted for as a receivable from Korean customs.

(f) In the year ended 30 June 2015, an exceptional impairment charge of £41 million was charged to other operating expenses in respect of the group’s 45.56% equity investment in Hanoi Liquor Joint Stock Company.

(g) There have been a number of restructuring programmes which were all completed by 30 June 2015. The costs incurred in the year ended 30 June 2015 were largely in respect of redundancies and accelerated depreciation and were incurred across all regions.

(h) On 1 January 2016, Diageo completed the sale of the majority of its wine interests in the United States and its UK based Percy Fox businesses to Treasury Wine Estates. Together with the sale of the group’s other wine interests in the United States the transactions resulted in a loss before taxation on disposal of £191 million in the year ended 30 June 2016, including an estimated provision for the settlement of a guarantee given in respect of the lease payments due to Realty Income Corporation, the lessor of the vineyards. The loss was net of an exchange gain of £12 million, in respect of prior years, recycled from other comprehensive income and transaction costs of £8 million.

In the year ended 30 June 2017 the guarantee in respect of the lease payments to Realty Income Corporation was settled and the working capital on disposal was agreed with Treasury Wine Estates resulting in a net £20 million exceptional gain.

(i) On 29 January 2016, Diageo disposed of its interests in Argentina to Grupo Peñaflor. The transaction resulted in a loss before taxation of £38 million including a cumulative exchange loss of £20 million, in respect of prior years, recycled from other comprehensive income and other directly attributable costs of £7 million.

(j) On 1 December 2015, Diageo disposed of its 42.25% equity interests in DHN Drinks, its 25% equity stake in Sedibeng Breweries Limited and its 15.01% equity stake in Namibia Breweries Limited (South African associate interests) to Heineken. The net cash consideration received was £120 million, which included the repayment of £31 million in respect of loans previously made to DHN Drinks and Sedibeng Breweries Limited. A loss before taxation of £27 million, including a £30 million cumulative exchange loss, in respect of prior years, recycled from other comprehensive income, was accounted for in the income statement.

(k) On 7 October 2015, Diageo disposed of its 57.87% shareholding in D&G (Jamaican Red Stripe business) and its 49.99% stake in GAPL Pte Limited (Singapore and Malaysian beer businesses) to Heineken resulting in a gain before taxation of £457 million. The gain is net of a £13 million cumulative exchange loss, in respect of prior years, recycled from other comprehensive income and transaction costs of £7 million. As part of the transaction, Diageo purchased an additional 20% shareholding in Guinness Ghana Breweries Limited (GGBL) from Heineken which increased Diageo’s shareholding in GGBL to 72.42%.

(l) On 30 September 2015, the group completed the disposal of its shareholding in Central Glass Industries Limited (CGI), a Kenyan glass bottle manufacturer.

Financial statements (continued)

(m) On 30 June 2015, Diageo completed the disposal of Gleneagles Hotels Limited to the Ennismore group.

(n) On 27 February 2015, the group completed the purchase of the 50% equity interest in Don Julio B.V. that it did not already own (giving Diageo 100% ownership of the brand and production facility) and the Mexican distribution business of Don Julio. As a result of Don Julio becoming a subsidiary of the group a gain of £63 million (net of transaction costs of £7 million) arose, being the difference between the book value of the joint venture prior to the transaction and the fair value of £115 million.

As part of the transaction, Diageo sold its wholly owned subsidiary, The Old Bushmills Distillery Company Limited to the Cuervo group, resulting in a gain of £174 million.

(o) On 2 July 2014, with the completion of a tender offer, the group acquired an additional 26% investment in USL taking its investment to 54.78% (excluding 2.38% owned by the USL Benefit Trust). From 2 July 2014 the group accounted for USL as a subsidiary with a 43.91% non-controlling interest. As a result of USL becoming a subsidiary of the group a gain of £103 million arose, being the difference between the book value of the associate prior to the transaction and its fair value of £982 million. The gain is net of a £79 million cumulative exchange loss recycled from other comprehensive income and £10 million transaction costs.

(p) On 29 May 2015, Diageo acquired the remaining 50% equity stake of one of the group’s joint ventures in South Africa. The difference between the fair value and the book value of the 50% that Diageo already owned is disclosed as an exceptional step up loss.

(q) During the year ended 30 June 2016 a guarantee provided by Diageo for a loan of $135 million (£92 million) given by Standard Chartered Bank (SCB) to Watson Limited was called and $135 million was paid to SCB. The underlying security package for the loan is currently being contested in court and a provision of $135 million has been made.

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

Financial statements (continued)

	2017 £ million	2016 £ million	2015 £ million
Interest income	148	153	162
Fair value gain on interest rate instruments	76	88	61

Total interest income	224	241	223

Interest charge on bank loans and overdrafts	(72)	(67)	(102)
Interest charge on finance leases	(11)	(13)	(17)
Interest charge on all other borrowings	(368)	(379)	(409)
Fair value loss on interest rate instruments	(67)	(91)	(55)

Total interest charges	(518)	(550)	(583)

Net interest charges	(294)	(309)	(360)

Net finance income in respect of post employment plans in surplus (note 13)	2	18	13
Hyperinflation adjustment	9	—	—
Other finance income	—	3	8

Total other finance income	11	21	21

Net finance charge in respect of post employment plans in deficit (note 13)	(27)	(23)	(26)
Unwinding of discounts	(8)	(11)	(14)
Change in financial liability (Level 3)	(8)	—	(13)
Hyperinflation adjustment	—	(1)	(17)
Other finance charges	(3)	(4)	(3)

Total other finance charges	(46)	(39)	(73)

Net other finance charges	(35)	(18)	(52)

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

Diageo’s principal associate at 30 June 2017 was Moët Hennessy (2016 – Moët Hennessy).

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

Financial statements (continued)

On 1 December 2015, the group disposed of its South African associate interests which were accounted for as assets held for sale at 30 June 2015.

Additions in the year ended 30 June 2016 of £28 million include investments made during the year, for which part of the consideration is deferred, in the New World Whisky Distillery Pty Limited and Stauning Whisky Holding ApS in which Diageo acquired equity stakes.

(a) An analysis of the movement in the group’s investments in associates and joint ventures is as follows:

	Moët Hennessy £ million	Others £ million	Total £ million
Cost less provisions
At 30 June 2015	2,010	66	2,076
Exchange differences	318	7	325
Additions	—	28	28
Share of profit after tax	217	4	221
Transfer to asset held for sale(i)	—	3	3
Disposals	—	(18)	(18)
Dividends	(167)	(6)	(173)
Share of tax attributable to shareholders	67	—	67
Other	—	(1)	(1)

At 30 June 2016	2,445	83	2,528
Exchange differences	117	3	120
Additions	—	10	10
Share of profit after tax	302	7	309
Dividends	(218)	(5)	(223)
Share of tax attributable to shareholders	85	—	85
Other	(5)	—	(5)

At 30 June 2017	2,726	98	2,824

(i)	South African associate interests that were disposed of in the year ended 30 June 2016. The businesses were reported as asset held for sale at 30 June 2015.

(b) Income statement information for the three years ended 30 June 2017 and balance sheet information as at 30 June 2017 and 30 June 2016 of Moët Hennessy is as follows:

	2017 £ million	2016(i) £ million	2015 £ million
Sales	4,356	3,491	3,215
Profit for the year	888	638	482
Total comprehensive income	838	509	588

(i)	The group has revised the disclosure of the 2016 comparative amounts by decreasing total comprehensive income of Moët Hennessy by £197 million. The revised disclosure is consistent with the current year and 2015 presentation.

Moët Hennessy prepares its financial statements under IFRS as endorsed by the EU in euros to 31 December each year. The results are adjusted for alignment to Diageo accounting policies and are a major part of the Wines & Spirits division of LVMH. The results are translated at £1 = €1.16 (2016 – £1 = €1.34; 2015 – £1 = €1.31).

Financial statements (continued)

	2017 £ million	2016 £ million
Non-current assets	4,160	3,832
Current assets	6,897	6,277

Total assets	11,057	10,109

Non-current liabilities	(973)	(1,009)
Current liabilities	(2,067)	(1,907)

Total liabilities	(3,040)	(2,916)

Net assets	8,017	7,193

(1)	Including acquisition fair value adjustments principally in respect of Moët Hennessy’s brands and translated at £1 = €1.14 (2016 – £1 = €1.20).

(c) Information on transactions between the group and its associates and joint ventures is disclosed in note 20.

(d) Investments in associates and joint ventures comprise the cost of shares less goodwill written off on acquisitions prior to 1 July 1998 of £1,196 million (2016 – £1,132 million), plus the group’s share of post acquisition reserves of £1,628 million (2016 – £1,396 million).

(e) The associates and joint ventures have not reported any material contingent liabilities in their latest financial statements.

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

Critical accounting estimates and judgements

The group is required to estimate the corporate tax in each of the many jurisdictions in which it operates. The recognition of tax benefits and assessment of provisions against tax benefits requires management estimate and judgement. In particular the group is routinely subject to tax audits in many jurisdictions, which by their nature are often complex and can take several years to resolve. Provisions are based on management’s interpretation of country specific tax law and the likelihood of settlement. However the actual tax liabilities could differ from the provision and in such event the group would be required to make an adjustment in a subsequent period which could have a material impact on the group’s profit for the year.

The evaluation of deferred tax assets recoverability requires judgements to be made regarding the availability of future taxable income.

Financial statements (continued)

(a) Analysis of taxation charge for the year

	United Kingdom			Rest of world			Total
	2017 £ million	2016 £ million	2015 £ million	2017 £ million	2016 £ million	2015 £ million	2017 £ million	2016 £ million	2015 £ million
Current tax
Current year	50	61	75	541	515	381	591	576	456
Adjustments in respect of prior years	4	—	—	16	63	(15)	20	63	(15)

	54	61	75	557	578	366	611	639	441

Deferred tax
Origination and reversal of temporary differences	40	26	(7)	94	(109)	11	134	(83)	4
Changes in tax rates	5	6	—	(14)	1	(1)	(9)	7	(1)
Adjustments in respect of prior years	13	2	10	(17)	(69)	12	(4)	(67)	22

	58	34	3	63	(177)	22	121	(143)	25

Taxation on profit from continuing operations	112	95	78	620	401	388	732	496	466

(b) Exceptional tax (credits)/charges

The taxation charge includes the following exceptional items:

	2017 £ million	2016 £ million	2015 £ million
Sale of businesses	7	(49)	—
Customer claim in India	(11)	—	—
Brand impairment	—	(10)	—
Disengagement agreements relating to United Spirits Limited	—	3	—
Korea settlement	—	—	(30)
Restructuring	—	—	(21)

	(4)	(56)	(51)

(c) Taxation rate reconciliation and factors that may affect future tax charges

	2017 £ million	2016 £ million	2015 £ million
Profit from continuing operations before taxation	3,559	2,858	2,933

Notional charge at UK corporation tax rate of 19.75% (2016 – 20%; 2015 – 20.75%)	703	571	608
Elimination of notional tax on share of after tax results of associates and joint ventures	(60)	(44)	(36)
Differences in overseas tax rates(i)	162	50	64
Intra-group financing	(64)	(97)	(81)
Non-taxable gains on disposals of businesses	—	(90)	(51)
Step-up gain	—	—	(34)
Other tax rate and tax base differences	(100)	(87)	(95)
Other items not chargeable	(78)	(66)	(89)
Impairment	—	21	9
Non-deductible losses on disposals of businesses	(1)	24	—
Other non-deductible exceptional items	7	31	10
Other items not deductible(ii)	156	180	155
Changes in tax rates	(9)	7	(1)
Adjustments in respect of prior years	16	(4)	7

Taxation on profit from continuing operations	732	496	466

(i)	Differences in overseas tax rates increased mainly due to higher profits in the year ended 30 June 2017 compared with the year ended 30 June 2016 and non-tax deductible losses arising on disposals in the year ended 30 June 2016.
(ii)	Other items not-deductible include irrecoverable withholding tax, controlled foreign companies charge and additional state and local taxes.

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

The group has a number of ongoing tax audits worldwide for which provisions are recognised based on best estimates and management’s judgments concerning the ultimate outcome of the audit. As at 30 June 2017 the ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax liability of £294 million (2016 – £340 million) includes £287 million (2016 – £249 million) of provisions for tax uncertainties principally in respect of a number of issues in the United States and India.

Significant ongoing changes in the international tax environment and an increase in global tax audit activity means that tax uncertainties and associated risks have been gradually increasing. In the medium term, these risks could result in an increase in tax liabilities or adjustments to the carrying value of deferred tax assets and liabilities. The group is continuously monitoring the position but it is expected that the tax rate may increase in future years. See note 18 (h).

(d) Deferred tax assets and liabilities

The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax assets/(liabilities):

	Property, plant and equipment £ million	Intangible assets £ million	Post employment plans £ million	Tax losses £ million	Other temporary differences(i) £ million	Total £ million
At 30 June 2015	(124)	(1,898)	81	103	131	(1,707)
Exchange differences	(18)	(283)	28	5	23	(245)
Recognised in income statement — continuing operations	16	(28)	7	(47)	195	143
Recognised in other comprehensive income and equity	—	—	122	1	11	134
Acquisition of businesses	(11)	—	—	—	—	(11)
Sale of businesses	—	1	2	—	(1)	2
Reclassification	11	7	—	(2)	(16)	—

At 30 June 2016	(126)	(2,201)	240	60	343	(1,684)
Exchange differences	6	(51)	5	2	8	(30)
Recognised in income statement — continuing operations	(60)	(25)	(3)	(25)	(8)	(121)
Recognised in other comprehensive income and equity	—	—	(130)	6	(21)	(145)
Discontinued operations	—	—	—	—	2	2

At 30 June 2017	(180)	(2,277)	112	43	324	(1,978)

(i)	Deferred tax on other temporary differences includes thalidomide provisions, restructuring provisions, share-based payments and intra group sales of products.

After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2017 £ million	2016 £ million
Deferred tax assets	134	298
Deferred tax liabilities	(2,112)	(1,982)

	(1,978)	(1,684)

Financial statements (continued)

The deferred tax assets of £134 million includes £63 million (2016 – £223 million) arising in jurisdictions with prior year taxable losses. The majority of the asset is in respect of the United Kingdom and Ireland, where the amounts arose from timing differences on intangible fixed assets and pension funding payments. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, most of which can be carried forward indefinitely.

(e) Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following tax losses:

	2017 £ million	2016 £ million
Capital losses – indefinite	67	71
Trading losses – indefinite	80	76
Trading losses – expiry dates up to 2026	60	3

	207	150

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

The aggregate amount of temporary differences in respect of investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately £13.7 billion (2016 – £13.4 billion).

8. Discontinued operations

Accounting policies

Discontinued operations comprise disposal groups where they represent a major line of business or geographical area of operations or business activities that the group no longer participates in or did not form part of the group’s operations.

Following an agreement reached in December 2016 with the UK Thalidomide Trust, discontinued operations comprised £55 million (net of deferred tax of £9 million), of additional amounts payable to the Trust, updates to the discount and inflation rates applied to the existing thalidomide provision and legal costs. Cash payments in the year ended 30 June 2017 in respect of the agreement were £31 million.

Operating assets and liabilities

This section describes the assets used to generate the group’s performance and the liabilities incurred. Liabilities relating to the group’s financing activities are included in section ‘Risk management and capital structure’ and balance sheet information in respect of associates, joint ventures and taxation are covered in section ‘Results for the year’. This section also provides detailed disclosures on the group’s recent acquisitions and disposals, performance and financial position of its defined benefit post-employment plans.

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

Financial statements (continued)

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

(a) Acquisition of businesses

Fair value of net assets acquired and cash consideration paid in respect of the acquisition of businesses and the purchase of shares of non-controlling interests in the three years ended 30 June 2017 were as follows:

	Net assets acquired and consideration
	2017 £ million	2016 £ million	2015 £ million
Brands and other intangibles	—	26	1,941
Property, plant and equipment	—	—	275
Biological assets	—	—	5
Investments	—	—	58
Inventories	—	—	247
Assets and liabilities held for sale	—	—	401
Other working capital	—	—	62
Current tax	—	(1)	(35)
Deferred tax	—	(11)	(472)
Cash	—	—	64
Borrowings	—	—	(869)
Post employment benefit liabilities	—	—	(7)

Fair value of assets and liabilities	—	14	1,670
Goodwill arising on acquisition	—	(14)	1,419
Non-controlling interests	—	—	(641)
Step acquisitions	—	—	(1,113)

Consideration payable	—	—	1,335

Financial statements (continued)

Satisfied by:
Cash consideration paid	—	—	1,334
Deferred/contingent consideration payable	—	—	1

	—	—	1,335

Cash consideration paid for investment in USL	—	—	1,118
Cash consideration paid for investments in other subsidiaries	—	—	216
Cash consideration paid for investments in associates	6	10	—
Cash consideration paid in respect of prior year acquisitions	23	4	4
Capital injection in associates	2	1	21
Cash acquired	—	—	(64)
Deposit refunded	—	—	(11)

Net cash outflow on acquisition of businesses	31	15	1,284
Purchase of shares of non-controlling interests	—	21	—

Total net cash outflow	31	36	1,284

Prior year acquisitions

In prior years, Diageo has made a number of acquisitions of brands, distribution rights and equity interests in a number of drinks businesses. In the two years ended 30 June 2016 the following acquisitions have been made:

		Fair value of net assets acquired
	Cash paid(i) £ million	Brands £ million	Goodwill £ million	Other £ million	Location	Principal brands acquired	Status

United Spirits Limited(ii) 13 May 2013 to 2 July 2014	1,825	1,683	1,281	(273)	India	McDowell’s No.1 whisky, rum and brandy, Black Dog, Signature, Antiquity and Bagpiper whisky and other Indian whisky, brandy and rum products	Acquisition of a 54.78% equity interest (excluding 2.38% owned by the USL Benefit Trust) in United Spirits Limited with a 43.91% non-controlling interest. The group consolidated USL from 2 July 2014

Don Julio(iii) 27 February 2015	192	220	105	(18)	Mexico	Don Julio tequila	Acquisition of the remaining 50% equity interest in Don Julio

Other(iv)	67	26	19	(28)

(i)	Includes amounts paid in respect of these acquisitions prior to 30 June 2014.
(ii)	Includes transaction costs of £33 million on the initial acquisition of shares in USL when the investment was accounted for as an associate. In addition to the fair value of net assets acquired, the group recognised a non-controlling interest of £641 million and a step up gain of £192 million.
(iii)	In addition to the fair value of net assets acquired, the group derecognised an investment in associate of £40 million and recognised a step up gain of £75 million.
(iv)	Other includes payments made on acquisitions that completed in the two years ended 30 June 2016. Includes acquisitions principally in the United Kingdom and Africa.

(b) Sale of businesses

The sale consideration received and a summary of the net assets disposed of in respect of the sale of businesses were as follows:

	2017	2016	2015
	£ million	£ million	£ million
Sale consideration
Cash received in year	15	1,114	1,001
(Cash)/overdraft disposed of	—	(14)	(17)
Transaction and other directly attributable costs paid	(67)	(38)	(6)

Net cash (paid)/received	(52)	1,062	978

Financial statements (continued)

Cash settlement in respect of prior period disposals	52	4	—
Deferred consideration (payable)/receivable	(2)	14	(3)

	(2)	1,080	975

Net assets disposed of
Brands	—	(94)	(144)
Goodwill	—	(36)	(44)
Property, plant and equipment	—	(139)	(118)
Biological assets	—	(70)	—
Investment in associates	—	(18)	—
Assets and liabilities held for sale	—	(113)	(404)
Inventories	—	(294)	(78)
Other working capital	—	(5)	19
Post employment benefit liabilities	—	(1)	10
Current tax	—	1	1
Deferred tax	—	2	33
Borrowings	—	14	—

	—	(753)	(725)
Non-controlling interests	—	24	—
Accelerated depreciation and directly attributable costs payable	—	(85)	(3)
Exchange recycled from other comprehensive income	—	(51)	—
Release of deferred income in respect of finance leases	22	—	—

Gain on disposal before taxation	20	215	247
Taxation	(7)	49	—

Gain on disposal after taxation	13	264	247

In the year ended 30 June 2017 the group settled the guarantee in respect of the sale of Diageo’s wine interests in the United States partially offset by the working capital settlement received from Treasury Wine Estates. In the year ended 30 June 2016 the group completed the sale of Diageo’s Jamaica, Singapore and Malaysian beer interests to Heineken. The group also completed the sale of its wine interests in the United States and its UK based Percy Fox businesses. In addition, the group disposed of its South African associate interests, its shareholding in Central Glass Industries Limited (CGI), the Bouvet wine business in France and the group’s subsidiary in Argentina.

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

Financial statements (continued)

Critical accounting estimates and judgements

Assessment of the recoverable amount of an intangible asset, the useful economic life of an asset, or that an asset has an indefinite life, requires management estimate and judgement.

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

	Brands £ million	Goodwill £ million	Other intangibles £ million	Computer software £ million	Total £ million
Cost
At 30 June 2015	7,755	2,531	1,256	511	12,053
Exchange differences	969	286	216	32	1,503
Sale of businesses	(94)	(36)	—	(1)	(131)
Acquisitions(i)	26	(14)	—	—	12
Other additions	—	—	1	42	43
Other disposals	—	—	(1)	(16)	(17)

At 30 June 2016	8,656	2,767	1,472	568	13,463
Exchange differences	159	24	34	4	221
Additions	—	—	—	47	47
Disposals	—	—	—	(41)	(41)

At 30 June 2017	8,815	2,791	1,506	578	13,690

Amortisation and impairment
At 30 June 2015	435	10	60	317	822
Exchange differences	80	16	3	23	122
Amortisation for the year	—	—	5	51	56
Exceptional impairment	62	42	—	—	104
Other disposals	—	—	—	(11)	(11)
At 30 June 2016	577	68	68	380	1,093
Exchange differences	9	—	1	3	13
Amortisation for the year	—	—	3	53	56
Disposals	—	—	—	(38)	(38)

At 30 June 2017	586	68	72	398	1,124

Carrying amount
At 30 June 2017	8,229	2,723	1,434	180	12,566

At 30 June 2016	8,079	2,699	1,404	188	12,370

At 30 June 2015	7,320	2,521	1,196	194	11,231

(i)	Acquisitions in the year ended 30 June 2016 represent the finalisation of the fair values of an acquisition completed in the year ended 30 June 2015.

Financial statements (continued)

(a) Brands

At 30 June 2017, the principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2017 £ million	2016 £ million
McDowell’s No.1 whisky, rum and brandy	India	1,156	1,086
Crown Royal whisky	United States	1,126	1,101
Captain Morgan	Global	924	903
Smirnoff vodka	Global	634	620
Johnnie Walker whisky	Global	625	625
Windsor Premier whisky	Korea	583	568
Yenì Raki	Turkey	372	446
Shui Jing Fang Chinese white spirit	Greater China	257	256
Signature whisky	India	218	204
Don Julio tequila	United States	216	207
Black Dog whisky	India	184	172
Antiquity whisky	India	180	169
Bell’s whisky	United Kingdom	179	179
Seagram’s 7 Crown whiskey	United States	171	168
Zacapa rum	Global	147	144
Seagram’s VO whisky	United States	146	143
Bagpiper whisky	India	124	117
Gordon’s gin	Europe	119	119
Old Parr whisky	Global	101	106
Other brands		767	746

		8,229	8,079

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

(b) Goodwill

For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units:

	2017 £ million	2016 £ million
North America	207	217
Europe, Russia and Turkey
– Europe (excluding Russia and Turkey)	154	147
– Turkey	377	452
Africa – Africa Regional Markets	93	96
Latin America and Caribbean – Mexico	103	99
Asia Pacific
– Greater China	130	130
– India	1,572	1,475
Other cash-generating units	87	83

	2,723	2,699

Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise Diageo’s distribution network to leverage marketing of the acquired products and the extension of the group’s portfolio of brands in new markets around the world.

Financial statements (continued)

(c) Other intangibles

Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the Directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2017 was £1,385 million (2016 – £1,354 million).

(d) Impairment testing

Impairment tests are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverable amounts are calculated based on the value in use approach. The value in use calculations are based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. The individual brands and their associated tangible fixed assets are aggregated and tested as a cash-generating unit. Separate tests are carried out for each cash-generating unit (brand and attributable tangible fixed assets) and for each of the 21 markets. The goodwill is attributed to each of the markets that comprise the five geographical regions.

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

Financial statements (continued)

The pre-tax discount rates and terminal growth rates used for impairment testing are as follows:

	2017		2016
	Pre-tax discount rate %	Terminal growth rate %	Pre-tax discount rate %	Terminal growth rate %
North America – United States	10	2	9	2
Europe, Russia and Turkey
– Europe	8	2	9	2
– Turkey	16	5	16	5
Africa
– Africa Regional Markets	21	4	22	5
– South Africa	18	5	18	5
Latin America and Caribbean
– Brazil	15	5	18	5
– Mexico	17	3	18	3
Asia Pacific
– Korea	8	2	12	3
– Greater China	10	3	12	3
– India	14	6	14	6

In the year ended 30 June 2016, an impairment charge in respect of the Ypióca brand, the related fixed assets and goodwill allocated to the Paraguay, Uruguay and Brazil (PUB) cash-generating unit of £62 million, £14 million and £42 million respectively was charged to other operating expenses.

(e) Sensitivity to change in key assumptions

Impairment testing for the year ended 30 June 2017 has identified the following cash-generating units as being sensitive to reasonably possible changes in assumptions.

The table below shows the headroom at 30 June 2017 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

	Headroom £ million	1ppt decrease in terminal growth rate £ million	1ppt increase in discount rate £ million	10% decrease for India and 20% decrease for Meta in annual cash flow £ million	5ppt decrease in growth rate in forecast period 2022-2029(i) £ million
India	72	(259)	(617)	(449)	(937)
Meta(ii)	10	—	—	(53)	—

(i)	As India is a developing market, where the maturity is not expected for a number of years, a specific forecast period was used until 2029. The cumulative effect of the 5ppt reduction in the annual growth rate in the forecast period from 2022 to 2029 and the impact on the terminal period is disclosed in the table above.
(ii)	For Meta the only change in the key assumptions considered reasonably possible that would result in an impairment of the brand would be a 20% decrease in annual cash flow.

Financial statements (continued)

It remains possible that changes in assumptions could arise in excess of those indicated in the table above.

For all intangibles with an indefinite life, other than the cash-generating units in the table above, management has concluded that no reasonable possible change in the key assumptions on which it has determined the recoverable amounts would cause their carrying values to exceed their recoverable amounts.

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

Financial statements (continued)

	Land and buildings £ million	Plant and equipment £ million	Fixtures and fittings £ million	Returnable bottles and crates £ million	Under construction £ million	Total £ million
Cost
At 30 June 2015	1,447	3,462	125	464	348	5,846
Exchange differences	107	243	11	37	18	416
Sale of businesses	(119)	(164)	(3)	(18)	(18)	(322)
Additions	30	137	7	23	274	471
Other disposals	(58)	(98)	(22)	(11)	(8)	(197)
Transfers	76	203	4	21	(304)	—

At 30 June 2016	1,483	3,783	122	516	310	6,214
Exchange differences	39	(12)	(1)	(14)	—	12
Additions	39	117	14	28	261	459
Disposals	(28)	(90)	(10)	(24)	(3)	(155)
Transfers	95	160	2	17	(274)	—

At 30 June 2017	1,628	3,958	127	523	294	6,530

Depreciation
At 30 June 2015	403	1,373	83	293	4	2,156
Exchange differences	36	113	8	25	—	182
Depreciation charge for the year	46	200	12	41	—	299
Exceptional accelerated depreciation and impairment	4	10	—	—	—	14
Non-operating exceptional accelerated depreciation	—	8	—	—	—	8
Sale of businesses	(65)	(105)	(3)	(10)	—	(183)
Other disposals	(24)	(86)	(20)	(9)	(4)	(143)

At 30 June 2016	400	1,513	80	340	—	2,333
Exchange differences	3	(5)	—	(7)	—	(9)
Depreciation charge for the year	57	196	13	39	—	305
Disposals	(12)	(73)	(7)	(21)	—	(113)

At 30 June 2017	448	1,631	86	351	—	2,516

Carrying amount
At 30 June 2017	1,180	2,327	41	172	294	4,014

At 30 June 2016	1,083	2,270	42	176	310	3,881

At 30 June 2015	1,044	2,089	42	171	344	3,690

(a) The net book value of land and buildings comprises freeholds of £1,128 million (2016 – £1,034 million), long leaseholds of £31 million (2016 – £28 million) and short leaseholds of £21 million (2016 – £21 million). Depreciation was not charged on £196 million (2016 – £203 million) of land.

(b) At 30 June 2017, tangible fixed assets held under finance leases amounted to £250 million (2016 – £264 million), principally in respect of plant and equipment. Depreciation on assets held under finance leases was £15 million (2016 – £19 million).

(c) Property, plant and equipment is net of a government grant of £142 million (2016 – £139 million) received in prior years in respect of the construction of a rum distillery in the United States Virgin Islands.

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

	Loans £ million	Others £ million	Total £ million
Cost less allowances or fair value
At 30 June 2015	23	86	109
Exchange differences	2	2	4
Additions	95	—	95
Repayments and disposals	(4)	(89)	(93)
Fair value adjustment	—	9	9
Provision charged during the year	(93)	—	(93)

At 30 June 2016	23	8	31
Exchange differences	1	—	1
Additions	2	—	2
Repayments and disposals	(5)	—	(5)
Fair value adjustment	—	2	2

At 30 June 2017	21	10	31

At 30 June 2017, loans comprise £18 million (2016 – £21 million; 2015 – £21 million) of loans to customers and other third parties, after allowances of £110 million (2016 – £98 million; 2015 – £7 million), and £3 million (2016 – £2 million; 2015 – £2 million) of loans to associates.

Loans include a loan of $135 million (£104 million) provided by Standard Chartered Bank (SCB) to Watson Limited and guaranteed by a subsidiary of the group. The loan became due in May 2015 and was paid to SCB by Diageo in January 2016. The amount receivable in respect of the guarantee has been fully provided for.

13. Post employment benefits

Accounting policies

The group’s principal pension funds are defined benefit plans. In addition, the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded defined benefit post employment liabilities. For post employment plans, other than defined contribution plans, the amount charged to operating profit is the cost of accruing pension benefits promised to employees over the year, plus any changes arising on benefits granted to members by the group during the year. Net finance charges comprise the net deficit/asset on the plans at the beginning of the year, adjusted for cash flows in the year, multiplied by the discount rate for plan liabilities. The differences between the fair value of the plans’ assets and the present value of the plans’ liabilities are disclosed as an asset or liability on the consolidated balance sheet. Any differences due to changes in assumptions or experience are recognised in other comprehensive income. The amount of any pension fund asset recognised on the balance sheet is limited to any future refunds from the plan or the present value of reductions in future contributions to the plan.

Financial statements (continued)

Contributions payable by the group in respect of defined contribution plans are charged to operating profit as incurred.

Critical accounting estimates and judgements

Application of IAS 19 requires the exercise of estimate and judgement in relation to various assumptions including future pay rises, inflation and discount rates and employee and pensioner demographics.

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

The principal plans are in the United Kingdom, Ireland and the United States where benefits are based on employees’ length of service and salary at retirement. All valuations were performed by independent actuaries using the projected unit credit method to determine pension costs. The most recent valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom(i)	1 April 2015
Ireland(ii)	31 December 2015
United States	1 January 2017

(i)	The Diageo Pension Scheme (the UK Scheme) closed to new members in November 2005. Employees who have joined Diageo in the United Kingdom since the defined benefit scheme closed have been eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit pension plan). In 30 June 2017 it was communicated to the current members of the Diageo Pension Scheme that there would be changes to the future benefits earnt by employees from 1 April 2018. The change would impact the service cost for the year ending 30 June 2018 but not the benefits earnt by the members as at 30 June 2017.
(ii)	The Guinness Ireland Group Pension Scheme in Ireland (the Irish Scheme) closed to new members in May 2013. Employees who have joined Diageo in Ireland since the defined benefit scheme closed have been eligible to become members of Diageo administered defined contribution plans.

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

Financial statements (continued)

The amounts charged to the consolidated income statement for the group’s defined benefit post employment plans and the consolidated statement of comprehensive income for the three years ended 30 June 2017 are as follows:

	2017 £ million	2016 £ million	2015 £ million
Current service cost and administrative expenses	(133)	(112)	(120)
Past service gains	14	1	3
Gains on curtailments and settlements	10	1	3

Charge to operating profit	(109)	(110)	(114)
Net finance charge in respect of post employment plans	(25)	(5)	(13)

Charge before taxation(i)	(134)	(115)	(127)

Actual returns less amounts included in finance income	973	61	411
Experience gains	58	91	103
Changes in financial assumptions	(466)	(1,066)	(400)
Changes in demographic assumptions	86	62	9

Other comprehensive income/(loss)	651	(852)	123
Changes in the surplus restriction	1	—	—

Total other comprehensive income/(loss)	652	(852)	123

(i) The charge before taxation comprises:

	2017 £ million	2016 £ million	2015 £ million
United Kingdom	(67)	(50)	(62)
Ireland	(15)	(19)	(22)
United States	(34)	(27)	(24)
Other	(18)	(19)	(19)

	(134)	(115)	(127)

In addition to the charge in respect of defined benefit post employment plans, contributions to the group’s defined contribution plans were £17 million (2016 – £16 million; 2015 – £15 million).

The movement in the net deficit for the two years ended 30 June 2017 is set out below:

	Plan assets £ million	Plan liabilities £ million	Net deficit £ million
At 30 June 2015	7,883	(8,140)	(257)
Exchange differences	328	(463)	(135)
Sale of businesses	(38)	37	(1)
Charge before taxation	275	(390)	(115)
Other comprehensive income/(loss)(i)	61	(913)	(852)
Contributions by the group	169	—	169
Employee contributions	6	(6)	—
Benefits paid	(428)	428	—

At 30 June 2016	8,256	(9,447)	(1,191)
Exchange differences	99	(135)	(36)
Charge before taxation	173	(307)	(134)
Other comprehensive income/(loss)(i)	973	(322)	651
Contributions by the group	220	—	220
Employee contributions	8	(8)	—
Benefits paid	(503)	503	—

At 30 June 2017	9,226	(9,716)	(490)

(i)	Excludes surplus restriction.

Financial statements (continued)

The plan assets and liabilities by type of post employment benefit and country is as follows:

	2017		2016
	Plan assets £ million	Plan liabilities £ million	Plan assets £ million	Plan liabilities £ million
Pensions
United Kingdom	6,789	(6,680)	6,047	(6,190)
Ireland	1,663	(1,952)	1,472	(2,149)
United States	522	(516)	474	(508)
Other	178	(215)	194	(240)
Post employment medical	2	(263)	2	(260)
Other post employment	72	(90)	67	(100)

	9,226	(9,716)	8,256	(9,447)

The balance sheet analysis of the post employment plans is as follows:

	2017		2016
	Non- current assets(i) £ million	Non- current liabilities £ million	Non- current assets(i) £ million	Non- current liabilities £ million
Funded plans	281	(492)	55	(997)
Unfunded plans	—	(280)	—	(251)

	281	(772)	55	(1,248)

(i)	Includes surplus restriction of £1 million (2016 – £2 million).

The disclosures have been prepared in accordance with IFRIC 14. In particular, where the calculation for a plan results in a surplus, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan, and any additional liabilities are recognised as required. At this stage, the company does not believe the IASB’s proposed amendments to IFRIC 14 will materially affect its ability to recognise these surpluses, but will review this fully once any amendments are finalised.

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

Mortality – The majority of the obligations are to provide benefits for the life of the members and their partners, so any increase in life expectancy will result in an increase in the plans’ liabilities.

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

	United Kingdom			Ireland			United States(i)
	2017%	2016%	2015%	2017%	2016%	2015%	2017%	2016%	2015%
Rate of general increase in salaries(ii)	4.4	4.0	4.4	3.0	2.8	3.1	—	—	—
Rate of increase to pensions in payment	3.4	3.1	3.4	1.7	1.6	1.7	—	—	—
Rate of increase to deferred pensions	2.2	1.8	2.2	1.6	1.4	1.6	—	—	—
Discount rate for plan liabilities	2.6	2.9	3.8	2.1	1.4	2.6	3.7	3.5	4.3
Inflation – CPI	2.2	1.8	2.2	1.6	1.4	1.6	1.8	1.4	1.7
Inflation – RPI	3.2	2.8	3.2	—	—	—	—	—	—

(i)	The salary increase assumption in the United States is not a significant assumption as only a minimal amount of members’ pension entitlement is dependent on a member’s projected final salary.
(ii)	The salary increase assumptions include an allowance for age related promotional salary increases.

For the main UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom(i)			Ireland(ii)			United States
	2017 Age	2016 Age	2015 Age	2017 Age	2016 Age	2015 Age	2017 Age	2016 Age	2015 Age
Retiring currently at age 65
Male	86.3	86.4	86.6	86.3	86.2	86.0	85.9	86.3	86.7
Female	88.1	88.3	88.5	89.0	88.9	88.7	87.9	88.3	88.9
Currently aged 45, retiring at age 65
Male	88.2	88.6	88.8	89.2	89.1	88.9	87.5	88.0	88.4
Female	90.5	91.2	91.4	91.9	91.8	91.6	89.5	89.9	90.6

(i)	Based on the CMI’s latest SAPS mortality tables with scaling factors based on the experience of the plan and where people live, with suitable future improvements.
(ii)	Based on the ‘00’ series of mortality tables with scaling factors based on the experience of the plan and with suitable future improvements.

For the significant assumptions, the following sensitivity analyses give an estimate of the potential impacts on the consolidated income statement for the year ended 30 June 2017 and on the plan liabilities at 30 June 2017:

	United Kingdom			Ireland			United States and other
Benefit/(cost)	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million
Effect of 0.5% increase in discount rate	7	20	559	3	4	161	1	1	34
Effect of 0.5% decrease in discount rate	(8)	(18)	(626)	(3)	(3)	(188)	(1)	(1)	(35)
Effect of 0.5% increase in inflation	(8)	(18)	(508)	(2)	(4)	(141)	(1)	(1)	(13)
Effect of 0.5% decrease in inflation	6	15	438	2	3	103	—	1	12
Effect of one year increase in life expectancy	(1)	(7)	(297)	(1)	(2)	(75)	—	(1)	(25)

(i)	The estimated effect on the liabilities excludes the impact of any interest rate and inflation swaps entered into by the pension plans.
(1)	The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions and may not be representative of the actual change. Each sensitivity is calculated on a change in the key assumption while holding all other assumptions constant. The sensitivity to inflation includes the impact on all inflation linked assumptions (e.g. pension increases and salary increases where appropriate).

Financial statements (continued)

(c) Investment and hedging strategy

The investment strategy for the group’s funded post employment plans is decided locally by the trustees of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The objective of the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, while taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using the funds of the plans to invest in a variety of asset classes that are expected over the long term to deliver a target rate of return. The majority of the investment strategies have significant amounts allocated to equities, with the intention that this will result in the ongoing cost to the group of the post employment plans being lower over the long term, within acceptable boundaries of risk. Significant amounts are invested in bonds in order to provide a natural hedge against movements in the liabilities of the plans. At 30 June 2017, approximately 38% and 78% (2016 – 27% and 80%) of the UK Scheme’s liabilities were hedged against future movements in interest rates and inflation, respectively, through the combined effect of bonds and swaps. At 30 June 2017, approximately 36% and 68% (2016 – 28% and 60%) of the Irish Scheme’s liabilities were hedged against future movements in interest rates and inflation, respectively, through the combined effect of bonds and swaps.

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

An analysis of the fair value of the plan assets is as follows:

	2017				2016
	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million
Equities
Quoted	902	367	296	1,565	992	433	253	1,678
Unquoted and private equity	365	2	19	386	321	3	20	344
Bonds
Fixed-interest government	193	153	50	396	206	158	46	410
Inflation-linked government	1,036	182	—	1,218	977	178	—	1,155
Investment grade corporate	998	277	337	1,612	980	225	314	1,519
Non-investment grade	230	51	17	298	219	43	12	274
Loan securities	956	222	—	1,178	602	140	—	742
Repurchase agreements	2,812	—	—	2,812	2,000	—	—	2,000
Liability driven investment (LDI)	122	69	—	191	114	24	—	138
Property – unquoted	641	121	1	763	670	108	1	779
Hedge funds	—	151	—	151	—	142	—	142
Interest rate and inflation swaps	(1,440)	41	—	(1,399)	(1,007)	15	—	(992)
Cash and other	(26)	27	54	55	(27)	3	91	67

Total bid value of assets	6,789	1,663	774	9,226	6,047	1,472	737	8,256

(1)	The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long term.
(2)	Within the Irish Scheme’s plan assets above there is £0.5 million (2016 – £0.6 million) invested in the ordinary shares of Diageo plc.

Financial statements (continued)

Total cash contributions by the group to all post employment plans in the year ending 30 June 2018 are estimated to be approximately £200 million.

(d) Deficit funding arrangements

UK plans

In the year ended 30 June 2011 the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2017 held inventory with a book value of £532 million (2016 – £607 million). The partnership is fully consolidated in the group financial statements. The UK Scheme has a limited interest in the partnership and, as a partner, is entitled to a distribution from the profits of the partnership which for the year ended 30 June 2017 was £25 million (2016 – £25 million) and is expected to be approximately the same amount for the next seven years.

In 2024 the group will be required, dependent upon the funding position of the UK Scheme at that time, to pay an amount not greater than the actuarial deficit at that time, up to a maximum of £430 million in cash, to purchase the UK Scheme’s interest in the partnership. If the UK Scheme is in surplus at an actuarial triennial valuation without allowing for the value of the PFP, then Diageo can exit the PFP with the agreement of the trustees. The group has also agreed to make conditional contributions if the deficit at the 2018 actuarial triennial valuation is in excess of £84 million. These additional contributions would be payable to the UK Scheme by 31 March 2019, or within one month of completion of the 2018 valuation if later.

Irish plans

The group has also agreed a deficit funding arrangement with the trustees of the Irish Scheme under which it contributes to the Irish Scheme €23 million (£20 million) per annum until the year ending 30 June 2028. The agreement also provides for additional cash contributions into escrow of up to €135 million (£116 million) if the deficit is not reduced at each triennial valuation to agreed limits up to 2027. As part of this funding plan, Diageo has also granted to the Irish Scheme a contingent asset comprising mortgages over certain land and buildings and fixed and floating charges over certain receivables of the group up to a value of €200 million (£175 million). Following the actuarial triennial valuation as of 31 December 2015, the group made additional cash contributions of €32 million (£28 million) during the year ended 30 June 2017, and has agreed to pay a further €9 million (£8 million) in each of the next two years. The group has also agreed to make conditional payments up to a maximum of €29 million (£25 million) if the deficit on the plan is greater than €232 million (£204 million) at the 2018 actuarial triennial valuation. The conditional payments would be made equally over the three years after the 2018 actuarial triennial valuation has been agreed.

(e) Timing of benefit payments

The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

	United Kingdom		Ireland		United States
	2017 £ million	2016 £ million	2017 £ million	2016 £ million	2017 £ million	2016 £ million
Maturity analysis of benefits expected to be paid
Within one year	347	272	76	74	57	61
Between 1 to 5 years	1,079	998	374	359	243	175
Between 6 to 15 years	2,800	2,724	742	702	366	387
Between 16 to 25 years	2,511	2,530	701	662	234	266
Beyond 25 years	4,201	4,210	1,170	1,121	198	253

Total	10,938	10,734	3,063	2,918	1,098	1,142

	years	years	years	years	years	years
Average duration of the defined benefit obligation	19	18	19	20	10	11

Financial statements (continued)

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

(a) Inventories

	2017 £ million	2016 £ million
Raw materials and consumables	327	301
Work in progress	45	49
Maturing inventories	3,820	3,647
Finished goods and goods for resale	596	582

	4,788	4,579

Maturing inventories include whisk(e)y, rum, tequila and Chinese white spirits. The following amounts of inventories are expected to be utilised after more than one year:

	2017 £ million	2016 £ million
Raw materials and consumables	8	27
Maturing inventories	3,194	3,180

	3,202	3,207

Financial statements (continued)

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2017 £ million	2016 £ million
Balance at beginning of the year	73	53
Exchange differences	(1)	5
Income statement charge	41	33
Utilised	(25)	(15)
Sale of businesses	—	(3)

	88	73

(b) Trade and other receivables

	2017		2016
	Current assets £ million	Non-current assets £ million	Current assets £ million	Non-current assets £ million
Trade receivables	2,130	—	2,154	1
Interest receivable	19	—	20	—
Other receivables	244	45	281	36
Prepayments	159	13	189	9
Accrued income	40	—	42	—

	2,592	58	2,686	46

At 30 June 2017, approximately 15%, 21% and 12% of the group’s trade receivables of £2,130 million are due from counterparties based in the United Kingdom, the United States and India, respectively.

The aged analysis of trade receivables, net of allowances, is as follows:

	2017 £ million	2016 £ million
Not overdue	2,026	2,012
Overdue 1 – 30 days	28	60
Overdue 31 – 60 days	19	25
Overdue 61 – 90 days	11	16
Overdue 91 – 180 days	21	21
Overdue more than 180 days	25	21

	2,130	2,155

Trade and other receivables are disclosed net of allowance for doubtful debts, an analysis of which is as follows:

	2017 £ million	2016 £ million
Balance at beginning of the year	83	71
Exchange differences	(1)	5
Income statement charge	54	15
Written off	(7)	(8)

	129	83

Financial statements (continued)

The income statement charge includes £32 million in respect of a claim made by a customer in India. See note 4(b).

(c) Trade and other payables

	2017		2016(i)
	Current liabilities £ million	Non-current liabilities £ million	Current liabilities £ million	Non-current liabilities £ million
Trade payables	1,365	—	1,088	—
Interest payable	75	—	81	—
Tax and social security excluding income tax	543	2	605	3
Other payables	487	16	508	37
Accruals	1,064	6	1,056	9
Deferred income	29	—	34	21

	3,563	24	3,372	70

(i)	The group has revised the disclosure of ‘trade payables’ and ‘other payables’ as at 30 June 2016 to be consistent with the current year presentation.

Interest payable at 30 June 2017 includes interest on non-derivative financial instruments of £68 million (2016 – £73 million).

(d) Provisions

	Thalidomide £ million	Other £ million	Total £ million
At 30 June 2016	190	200	390
Exchange differences	1	5	6
Provisions charged during the year	64	95	159
Provisions utilised during the year	(40)	(106)	(146)
Transfers	—	(2)	(2)
Unwinding of discounts	8	—	8

At 30 June 2017	223	192	415

Current liabilities	18	111	129
Non-current liabilities	205	81	286

	223	192	415

(a) Provisions have been established in respect of the discounted value of the group’s commitment to the UK and Australian Thalidomide Trusts. These will be utilised over the period of the commitments up to 2037. See note 8.

(b) The largest items in other provisions at 30 June 2017 are £48 million in respect of employee deferred compensation plans which will be utilised when employees leave the group and £33 million in respect of the Turkish Competition Authority investigation into Mey İçki’s trading practices in Turkey.

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

Treasury operations are conducted within a framework of board approved policies and guidelines, which are recommended and monitored by the finance committee, chaired by the Chief Financial Officer. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk which are periodically reviewed by the Board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the Board approved strategies. Transactions arising from the application of this flexibility are carried at fair value, gains or losses are taken to the income statement as they arise and are separately monitored on a daily basis using Value at Risk analysis. In the year ended 30 June 2017 and 30 June 2016 gains and losses on these transactions were not material. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.

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

Hedge of net investment in foreign operations

The group hedges a certain portion of its exposure to fluctuations in the sterling value of its foreign operations by designating borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. The group’s policy is to maintain total net investment Value at Risk below £1.5 billion, where Value at Risk is defined as the maximum amount of loss over a one-year period with a 95% probability confidence level.

At 30 June 2017 foreign currency borrowings and financial derivatives designated in net investment hedge relationships amounted to £6,746 million (2016 – £6,787 million).

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

Financial statements (continued)

(b) Interest rate risk

The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the Board, primarily through issuing fixed and floating rate borrowings and commercial paper, and by utilising interest rate derivatives. These practices aim to minimise the group’s net finance charges with acceptable year on year volatility. To facilitate operational efficiency and effective hedge accounting, the group’s policy is to maintain fixed rate borrowings within a band of 40% to 60% of forecast net borrowings. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of the group’s existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. The group’s net borrowings interest rate profile as at 30 June 2017 and 2016 is as follows:

	2017		2016
	£ million	%	£ million	%
Fixed rate	4,443	57	4,103	47
Floating rate(i)	3,336	42	4,738	55
Impact of financial derivatives and fair value adjustments	113	1	(206)	(2)

Net borrowings	7,892	100	8,635	100

(i)	The floating rate portion of net borrowings includes cash and cash equivalents, collaterals, floating rate loans and bonds, bank overdrafts and finance lease obligations.

The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate
2017 £ million	2016 £ million	2015 £ million	2017%	2016%	2015%
8,771	9,245	10,459	3.5	3.3	3.5

(1) For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings includes the impact of interest rate swaps that are no longer in a hedge relationship but excludes the market value adjustment for cross currency interest rate swaps.

(c) Commodity price risk

The group is exposed to commodity price risk. Commodity price risk is managed in line with the principles approved by the Board either through long term purchase contracts with suppliers or, where appropriate, derivative contracts. The group policy is to maintain the total commodity exposure Value at Risk below 75bps of forecast gross margin in any given financial year. Where derivative contracts are used the commodity price risk exposure is hedged up to 24 months of forecast volume principally through exchange-traded futures.

(d) Market risk sensitivity analysis

The group uses a sensitivity analysis that estimates the impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2017 and 30 June 2016, for each class of financial instruments with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on the net post employment benefit liability and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

Financial statements (continued)

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

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss)(i) (ii)
	2017 £ million	2016 £ million	2017 £ million	2016 £ million
0.5% decrease in interest rates	(20)	(24)	(12)	(8)
0.5% increase in interest rates	20	24	13	9
10% weakening of sterling	(19)	(26)	(835)	(641)
10% strengthening of sterling	16	21	684	525

(i)	The impact on foreign currency borrowings and derivatives in net investment hedges is largely offset by the foreign exchange difference arising on the translation of net investments.
(ii)	The impact on the consolidated statement of comprehensive income includes the impact on the income statement.

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

When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a predetermined threshold. At 30 June 2017, the collateral held under these agreements amounted to $96 million (£74 million) and €nil million (£nil million) (2016 – $104 million (£78 million) and €73 million (£61 million)).

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

The following tables provide an analysis of the anticipated contractual cash flows including interest payable for the group’s financial liabilities and derivative instruments on an undiscounted basis. Where interest payments are on a floating rate basis, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve prevailing at 30 June 2017 and 30 June 2016. The gross cash flows of cross currency swaps are presented for the purposes of this table. All other derivative contracts are presented on a net basis. Financial assets and liabilities are presented gross in the statement of financial position, although in practice, the group uses netting arrangements to reduce its liquidity requirements on these instruments.

Contractual cash flows

	Due within 1 year £ million	Due between 1 and 3 years £ million	Due between 3 and 5 years £ million	Due after 5 years £ million	Total £ million	Carrying amount at balance sheet date £ million
2017
Borrowings(i)	(2,458)	(1,253)	(1,350)	(3,998)	(9,059)	(9,042)
Interest on borrowings(i), (iii)	(334)	(421)	(366)	(1,461)	(2,582)	(68)
Finance lease capital repayments	(26)	(74)	(41)	(42)	(183)	(183)
Finance lease future interest payments	(9)	(12)	(7)	(3)	(31)	—
Trade and other financial liabilities(ii)	(2,693)	(34)	(173)	(3)	(2,903)	(2,889)

Non-derivative financial liabilities	(5,520)	(1,794)	(1,937)	(5,507)	(14,758)	(12,182)

Cross currency swaps (gross)
– Receivable	61	122	122	2,302	2,607	—
– Payable	(41)	(82)	(82)	(1,853)	(2,058)	—
Other derivative instruments (net)	(94)	13	2	—	(79)	—

Derivative instruments (iii)	(74)	53	42	449	470	110

2016
Borrowings(i)	(2,058)	(2,853)	(558)	(4,621)	(10,090)	(10,129)
Interest on borrowings(i), (iii)	(358)	(449)	(360)	(1,415)	(2,582)	(73)
Finance lease capital repayments	(29)	(58)	(69)	(86)	(242)	(242)
Finance lease future interest payments	(13)	(20)	(13)	(54)	(100)	—
Trade and other financial liabilities(ii)	(2,435)	(199)	(8)	(4)	(2,646)	(2,638)

Non-derivative financial liabilities	(4,893)	(3,579)	(1,008)	(6,180)	(15,660)	(13,082)

Cross currency swaps (gross)
– Receivable	515	82	82	1,558	2,237	—
– Payable	(367)	(56)	(56)	(1,125)	(1,604)	—
Other derivative instruments (net)	152	(17)	7	3	145	—

Derivative instruments (iii)	300	9	33	436	778	498

(i)	For the purpose of these tables above, borrowings are defined as gross borrowings excluding finance lease liabilities and fair value of derivative instruments as disclosed in note 16.
(ii)	Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.
(iii)	Carrying amount of interest on borrowings and interest on derivatives is included within interest payable in note 14.

Financial statements (continued)

The group had available undrawn committed bank facilities as follows:

	2017 £ million	2016 £ million
Expiring within one year	481	—
Expiring between one and two years	900	470
Expiring after two years	1,219	2,072

	2,600	2,542

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

The option is sensitive to reasonably possible changes in assumptions. If the option is exercised two years earlier or two years later the value of the option will decrease or increase by £18 million and £32 million, respectively. If forecast performance decreases or increases by 10%, the value of the option would decrease or increase by £35 million and £38 million, respectively.

Financial statements (continued)

The group’s financial assets and liabilities measured at fair value are categorised as follows:

	2017 £ million	2016 £ million
Derivative assets	348	879
Derivative liabilities	(232)	(373)

Valuation techniques based on observable market input (Level 2)	116	506

Other financial liabilities	(183)	(165)

Valuation techniques based on unobservable market input (Level 3)	(183)	(165)

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Other financial liabilities
	2017 £ million	2016 £ million
At 1 July	(165)	(139)
Net losses included in the income statement	(8)	(1)
Net losses included in exchange in other comprehensive income	(4)	(25)
Net losses included in retained earnings	(12)	(3)
Settlement of liabilities	6	3

At 30 June	(183)	(165)

There were no transfers between levels during the two years ended 30 June 2017 and 30 June 2016.

In addition, retained earnings included a £3 million capital injection to Rum Creations & Products, Inc. from Industrias Licoreras de Guatemala.

(h) Results of hedging instruments

In respect of cash flow hedging instruments, a loss of £29 million (2016 – £31 million gain; 2015 – £46 million loss) has been recognised in other comprehensive income due to changes in fair value. A loss of £143 million has been transferred out of other comprehensive income to other operating expenses and a gain of £42 million to other finance charges, respectively (2016 – a loss of £66 million and a gain of £211 million; 2015 – a loss of £26 million and a gain of £84 million, respectively) to offset the exchange impact on the underlying transactions.

For cash flow hedges of forecast transactions at 30 June 2017, based on year end interest and exchange rates, there is expected to be a loss to the income statement of £33 million in the year ending 30 June 2018 and a gain of £4 million in the year ending 30 June 2019. With respect to hedges of the cash flow risk from a change in forward exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing exchange rates and recognition of interest on the related bonds will affect the income statement in each year until the related bonds mature in 2023, 2036 and 2043. Exchange retranslation and the interest on the hedged bonds in the income statement are expected to offset those on the cross currency swaps in each of the years.

The loss on fair value hedging instruments for the year was £36 million (2016 – £16 million gain; 2015 – £11 million gain) and the gain on the hedged items attributable to the hedged risks was £43 million (2016 – £26 million loss; 2015 – £11 million loss).

There was no significant ineffectiveness on net investment hedging during the year ended 30 June 2017.

Financial statements (continued)

(i) Reconciliation of financial instruments

The table below sets out the group’s accounting classification of each class of financial assets and liabilities:

	Fair value through income statement £ million	Loans and receivables and liabilities at amortised cost £ million	Available for sale £ million	Not categorised as a financial instrument £ million	Total £ million	Current £ million	Non-current £ million
2017
Other investments and loans	—	31	—	—	31	—	31
Trade and other receivables	—	2,406	—	244	2,650	2,592	58
Cash and cash equivalents	—	1,191	—	—	1,191	1,191	—
Derivatives in fair value hedge	—	—	—	—	—	—	—
Derivatives in cash flow hedge	234	—	—	—	234	8	226
Derivatives in net investment hedge	49	—	—	—	49	49	—
Other instruments at fair value	65	—	—	—	65	24	41

Total other financial assets	348	—	—	—	348	81	267

Total financial assets	348	3,628	—	244	4,220	3,864	356

Borrowings(i)	—	(9,042)	—	—	(9,042)	(2,459)	(6,583)
Trade and other payables	—	(2,780)	—	(807)	(3,587)	(3,563)	(24)
Derivatives in fair value hedge	(2)	—	—	—	(2)	(1)	(1)
Derivatives in cash flow hedge	(72)	—	—	—	(72)	(47)	(25)
Derivatives in net investment hedge	(6)	—	—	—	(6)	(6)	—
Other instruments at fair value	(335)	—	—	—	(335)	(135)	(200)
Finance leases	—	(183)	—	—	(183)	(26)	(157)

Total other financial liabilities	(415)	(183)	—	—	(598)	(215)	(383)

Total financial liabilities	(415)	(12,005)	—	(807)	(13,227)	(6,237)	(6,990)

Total net financial liabilities	(67)	(8,377)	—	(563)	(9,007)	(2,373)	(6,634)

2016
Other investments and loans	—	31	—	—	31	—	31
Trade and other receivables	—	2,424	—	308	2,732	2,686	46
Cash and cash equivalents	—	1,089	—	—	1,089	1,089	—
Derivatives in fair value hedge	35	—	—	—	35	—	35
Derivatives in cash flow hedge	362	—	—	—	362	130	232
Derivatives in net investment hedge	216	—	—	—	216	216	—
Other instruments at fair value	266	—	—	—	266	148	118
Finance lease assets	—	36	—	—	36	1	35

Total other financial assets	879	36	—	—	915	495	420

Total financial assets	879	3,580	—	308	4,767	4,270	497

Borrowings(i)	—	(10,129)	—	—	(10,129)	(2,058)	(8,071)
Trade and other payables	—	(2,554)	—	(888)	(3,442)	(3,372)	(70)
Derivatives in cash flow hedge	(148)	—	—	—	(148)	(102)	(46)
Derivatives in net investment hedge	(66)	—	—	—	(66)	(66)	—
Other instruments at fair value	(324)	—	—	—	(324)	(83)	(241)
Finance leases	—	(242)	—	—	(242)	(29)	(213)

Total other financial liabilities	(538)	(242)	—	—	(780)	(280)	(500)

Total financial liabilities	(538)	(12,925)	—	(888)	(14,351)	(5,710)	(8,641)

Total net financial assets/(liabilities)	341	(9,345)	—	(580)	(9,584)	(1,440)	(8,144)

(i)	Borrowings are defined as gross borrowings excluding finance lease liabilities and the fair value of derivative instruments.

Financial statements (continued)

At 30 June 2017 and 30 June 2016, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate to fair values. At 30 June 2017 the fair value of borrowings, based on unadjusted quoted market data, was £9,641 million (2016 – £10,709 million).

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

	2017 £ million	2016 £ million
Bank overdrafts	274	280
Bank and other loans	495	436
Credit support obligations	74	139
US$ 600 million 5.5% bonds due 2016	—	451
US$ 1,000 million 1.5% bonds due 2017	—	751
US$ 1,250 million 5.75% bonds due 2017	962	—
US$ 650 million 1.125% bonds due 2018	499	—
US$ 200 million 4.85% medium term notes due 2018	154	—
Fair value adjustment to borrowings	1	1

Borrowings due within one year	2,459	2,058

US$ 1,250 million 5.75% bonds due 2017	—	939
US$ 650 million 1.125% bonds due 2018	—	487
€ 500 million 1.125% bonds due 2019	441	421
€ 850 million 1.125% bonds due 2019	745	707
US$ 696 million 4.828% bonds due 2020	508	488
US$ 1,000 million 2.875% bonds due 2022	766	748
US$ 300 million 8% bonds due 2022	229	224
US$ 1,350 million 2.625% bonds due 2023	1,035	1,011
€ 500 million 1.75% bonds due 2024	436	413
€ 850 million 2.375% bonds due 2026	740	702
US$ 400 million 7.45% bonds due 2035	308	301
US$ 600 million 5.875% bonds due 2036	456	446
US$ 500 million 4.25% bonds due 2042	380	371
US$ 500 million 3.875% bonds due 2043	377	369
US$ 200 million 4.85% medium term notes due 2018	—	150
Bank and other loans	119	184
Fair value adjustment to borrowings	43	110

Borrowings due after one year	6,583	8,071

Total borrowings before derivative financial instruments	9,042	10,129
Fair value of foreign currency derivatives	(144)	(612)
Fair value of interest rate hedging instruments	2	(35)
Finance lease liabilities	183	242

Gross borrowings	9,083	9,724
Less: Cash and cash equivalents	(1,191)	(1,089)

Net borrowings	7,892	8,635

(1)	The interest rates shown are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 15).
(2)	Bonds are stated net of unamortised finance costs of £61 million (2016 – £72 million; 2015 – £82 million).
(3)	Bonds are reported above at amortised cost with a fair value adjustment shown separately.
(4)	All bonds, medium term notes and commercial paper issued by the group’s wholly owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

Financial statements (continued)

Gross borrowings before derivative financial instruments will mature as follows:

	2017 £ million	2016 £ million	2015 £ million
Within one year	2,459	2,058	1,921
Between one and three years	1,255	2,896	2,607
Between three and five years	1,324	537	970
Beyond five years	4,004	4,638	4,340

	9,042	10,129	9,838

During the year the following bonds were issued and repaid:

	2017 £ million	2016 £ million	2015 £ million
Issued
€ denominated	—	—	791
Repaid
€ denominated	—	—	(792)
US$ denominated	(1,234)	(1,003)	(330)
£ denominated(i)	—	—	(370)

	(1,234)	(1,003)	(701)

(i)	In the year ended 30 June 2015 a bond of £370 million acquired on the purchase of USL was repaid using the proceeds from the sale of the Whyte and Mackay Group.

(a) Reconciliation of movement in net borrowings

	2017 £ million	2016 £ million
At beginning of the year	8,635	9,527
Net increase in cash and cash equivalents before exchange	(122)	(343)
Net decrease in bonds and other borrowings	(820)	(1,236)

Change in net borrowings from cash flows	(942)	(1,579)
Exchange differences on net borrowings	205	725
Borrowings on disposal of businesses	—	(14)
Other non-cash items	(6)	(24)

Net borrowings at end of the year	7,892	8,635

Financial statements (continued)

(b) Analysis of net borrowings by currency

	2017		2016
	Cash and cash equivalents £ million	Gross borrowings(i) £ million	Cash and cash equivalents £ million	Gross borrowings(i) £ million
US dollar	576	(2,492)	503	(3,247)
Euro	69	(1,965)	61	(2,034)
Sterling(ii)	51	(4,214)	66	(3,980)
Indian rupee	16	(405)	37	(418)
Kenyan shilling	15	(115)	5	(99)
South African rand	6	(52)	11	(34)
Nigerian naira	19	(41)	13	(84)
Chinese Yuan	110	(30)	51	(7)
Turkish lira(ii)	133	(27)	169	(4)
Other	196	258	173	183

Total	1,191	(9,083)	1,089	(9,724)

(i)	The analysis of the group’s gross borrowings includes foreign currency forwards and swaps and finance leases.
(ii)	30 June 2017 balances include £29 million (Sterling) and £128 million (Turkish lira) cash and cash equivalents in cash-pooling arrangements. (2016 – £32 million (Sterling) and £162 million (Turkish lira)).

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

Dividends are included in the financial statements in the financial year in which they are approved.

(a) Allotted and fully paid share capital – ordinary shares of 28 101/108 pence each

	Number of shares million	Nominal value £ million
At 30 June 2017, 30 June 2016 and 30 June 2015	2,754	797

Financial statements (continued)

(b) Hedging and exchange reserve

	Hedging reserve £ million	Exchange reserve £ million	Total £ million
At 30 June 2014	107	(1,010)	(903)
Other comprehensive income	(86)	(163)	(249)

At 30 June 2015	21	(1,173)	(1,152)
Other comprehensive income	(111)	742	631

At 30 June 2016	(90)	(431)	(521)
Other comprehensive income	69	(1)	68

At 30 June 2017	(21)	(432)	(453)

(c) Own shares

Movements in own shares

	Number of shares million	Purchase consideration £ million
At 30 June 2014	253	2,280
Share trust arrangements	(2)	(18)
Shares purchased	4	70
Shares used to satisfy options	(7)	(104)

At 30 June 2015	248	2,228
Share trust arrangements	(1)	(6)
Shares purchased	2	42
Shares used to satisfy options	(5)	(75)

At 30 June 2016	244	2,189
Share trust arrangements	(3)	(32)
Shares purchased	5	101
Shares used to satisfy options	(5)	(82)

At 30 June 2017	241	2,176

Share trust arrangements

At 30 June 2017 the employee share trusts owned 5 million of ordinary shares in Diageo plc at a cost of £81 million and market value of £107 million (2016 – 7 million shares at a cost of £113 million, market value £155 million; 2015 – 8 million shares at a cost of £119 million, market value £149 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.

Purchase of own shares

Authorisation was given by shareholders on 21 September 2016 to purchase a maximum of 251,781,000 shares at a minimum price of 28 101/108 pence and a maximum price of higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 20 December 2017, if earlier.

During the year ended 30 June 2017, the company purchased 5 million ordinary shares, nominal value of £1 million (2016 – 2 million ordinary shares, nominal value of £1 million; 2015 – 4 million ordinary shares, nominal value of £1 million), representing approximately 0.2% (2016 – 0.1%; 2015 – 0.1%) of the issued ordinary share capital (excluding treasury shares).

Financial statements (continued)

Shares were either directly granted to employees as part of employee share schemes or held as treasury shares and used to hedge share scheme grants to employees during the course of the year.

The consideration paid for purchase of own shares was £101 million (excluding expenses) in the year ended 30 June 2017. The monthly breakdown of shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2017 were as follows:

Calendar month	Number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
September 2016	3,807,881	2213	247,973,119
March 2017	739,319	2278	247,233,800

Total	4,547,200	2223	247,233,800

(d) Dividends

	2017 £ million	2016 £ million	2015 £ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2016
36.6 pence per share (2015 – 34.9 pence; 2014 – 32.0 pence)	920	876	801
Interim dividend for the year ended 30 June 2017
23.7 pence per share (2016 – 22.6 pence; 2015 – 21.5 pence)	595	567	540

	1,515	1,443	1,341

The proposed final dividend of £967 million (38.5 pence per share) for the year ended 30 June 2017 was approved by the Board of Directors on 26 July 2017. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

Dividends are waived on all treasury shares owned by the company and all shares owned by the employee share trusts.

(e) Non-controlling interests

Diageo consolidates USL, a company incorporated in India, with a 43.91% non-controlling interest and has a 50% controlling interest in Ketel One Worldwide B.V. (Ketel One), a company incorporated in the Netherlands. All other consolidated subsidiaries are fully owned or the non-controlling interests are not material.

Financial statements (continued)

Summarised financial information for USL, Ketel One and others, after fair value adjustments on acquisition, and the amounts attributable to non-controlling interests are as follows:

	2017			2016	2015
	USL £ million	Ketel One and others £ million	Total £ million	Total £ million	Total £ million
Income statement
Sales	3,068	1,776	4,844	4,023	3,990
Net sales	994	1,418	2,412	2,138	2,250
Profit for the year	29	200	229	251	190
Other comprehensive income(i)	121	(5)	116	399	116

Total comprehensive income	150	195	345	650	306

Attributable to non-controlling interests	66	82	148	290	149

Balance sheet
Non-current assets(ii)	2,435	2,540	4,975	4,825	4,396
Current assets	610	612	1,222	1,188	1,045
Non-current liabilities	(517)	(810)	(1,327)	(1,339)	(1,302)
Current liabilities	(644)	(555)	(1,199)	(1,193)	(1,042)
Net assets	1,884	1,787	3,671	3,481	3,097

Attributable to non-controlling interests	827	888	1,715	1,650	1,485

Cash flow
Net cash inflow from operating activities	41	314	355	245	282
Net cash (outflow)/inflow from investing activities	(10)	(76)	(86)	17	300
Net cash (outflow) from financing activities	(49)	(123)	(172)	(212)	(569)

Net (decrease)/increase in cash and cash equivalents	(18)	115	97	50	13
Exchange differences	2	(5)	(3)	(1)	3
Dividends paid to non-controlling interests	—	(83)	(83)	(101)	(72)

(i)	Other comprehensive income is principally in respect of exchange on translating the subsidiaries to sterling.
(ii)	Ketel One includes the global distribution rights to distribute Ketel One vodka products throughout the world. The carrying value of the distribution rights at 30 June 2017 was £1,385 million (2016 – £1,354 million; 2015 – £1,147 million).

(f) Employee share compensation

The group uses a number of share award and option plans to grant to its directors and employees.

The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2017 is as follows:

	2017 £ million	2016 £ million	2015 £ million
Executive share award plans	28	24	27
Executive share option plans	3	3	4
Savings plans	3	2	4

	34	29	35

Executive share awards are made under the Diageo 2014 Long Term Incentive Plan (DLTIP) from September 2014 onwards. Prior to that, awards were made under the Diageo plc 2009 Executive Long Term Incentive Plan (DELTIP), the 2008 Performance Share Plan (PSP), the 2008 Senior Executive Share Option Plan (SESOP) or the 2009 Discretionary Incentive Plan (DIP). Prior to the introduction of the DLTIP, employees in associated companies were granted awards under the Diageo plc 2011 Associated Companies Share Incentive Plan (DACSIP). There was a single grant in September 2016 under the Diageo Performance Incentive plan. Under all of these plans, conditional awards can be delivered in the form of restricted shares or share options at the market value at the time of grant.

Financial statements (continued)

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

Performance shares under the DLTIP (previously PSP) are subject to the achievement of three equally weighted performance tests over the three-year performance period for the 2013 and 2014 grants these were: 1) a comparison of Diageo’s three-year TSR with a peer group; 2) compound annual growth in organic net sales over three years; 3) total organic operating margin improvement over three years. For awards made in September 2015 or later, the third measure was replaced by one based on cumulative free cash flow over a three-year period, measured at constant exchange rates. Performance shares under the Diageo Performance Incentive plan (DPI) in September 2016 are subject to the achievement of two equally weighted performance tests over the three-year performance period. These were: 1) compound annual growth in organic net sales over three years; and 2) productivity savings over three years, with an assessment of line manager performance as an underpin. Performance share options under the DLTIP (previously SESOP) are subject to the achievement of an earnings per share growth condition over a three-year period. Performance measures and targets are set annually by the Remuneration Committee. The vesting range is 20% or 25% (for Executive Directors and for other participants respectively) for achieving minimum performance targets, up to 100% for achieving the maximum target level. Retesting of the performance condition is not permitted.

For performance shares under the DLTIP (previously PSP) dividends are accrued on awards and are given to participants to the extent that the awards actually vest at the end of the performance period. Dividends can be paid in the form of cash or shares.

For the three years ended 30 June 2017, the calculation of the fair value of each share award used the Monte Carlo pricing model and the following assumptions:

	2017	2016	2015
Risk free interest rate	0.1%	1.0%	1.4%
Expected life of the awards	36 months	37 months	37 months
Dividend yield	3.0%	3.2%	3.1%
Weighted average share price	2130 p	1737 p	1832 p
Weighted average fair value of awards granted in the year	1427 p	1058 p	753 p
Number of awards granted in the year	3.6 million	3.1 million	2.5 million
Fair value of all awards granted in the year	£51 million	£33 million	£19 million

Transactions on schemes

Transactions on the executive share award plans for the three years ended 30 June 2017 were as follows:

	2017 Number of awards million	2016 Number of awards million	2015 Number of awards million
Balance outstanding at 1 July	7.2	7.6	9.4
Granted	3.6	3.1	2.5
Exercised/awarded	(1.3)	(1.6)	(2.6)
Forfeited/expired	(1.6)	(1.9)	(1.7)

Balance outstanding at 30 June	7.9	7.2	7.6

At 30 June 2017, 5.6 million executive share options were exercisable at a weighted average exercise price of 1725 pence.

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

Critical accounting estimates and judgements

Estimate and judgement is necessary in assessing the likelihood that a claim will succeed, or a liability will arise, and to quantify the possible range of any settlement. Due to the inherent uncertainty in this evaluation process, actual losses may be different from the liability originally estimated.

(a) Guarantees and related matters

As of 30 June 2017, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Thalidomide litigation

In June 2014, claim forms alleging product liability and negligence for injuries arising from the consumption of thalidomide were filed in the High Court in London against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grünenthal GmbH, the developer of the drug (not a member of the group). In June 2017, following discussions between lawyers for the 28 claimants and Diageo, a settlement was reached where six claimants were admitted as beneficiaries of the United Kingdom Thalidomide Trust and the remaining 22 claimants agreed to discontinue their claims.

Distillers Company (Biochemicals) Limited distributed thalidomide in the United Kingdom for a period in the late 1950s and early 1960s. Diageo has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support.

In the year ended 30 June 2017 a charge of £55 million after tax was made to discontinued operations in the income statement in respect of thalidomide.

(c) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction

On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in United Spirits Limited (USL) for a total consideration of INR 31.3 billion (£349 million), including 10,141,437 shares (6.98%) from UBHL. The SPA was signed on 9 November 2012 and was part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Through a series of further transactions, as of 2 July 2014, Diageo has a 54.78% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

Financial statements (continued)

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.

Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the 20 December Order). Following the 20 December Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the 20 December Order.

On 10 February 2014, the Supreme Court of India issued an order giving notice in respect of the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter in the Supreme Court. Following a number of adjournments, the next firm hearing date for the SLPs (in respect of which leave has since been granted and which have been converted to civil appeals) is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017. On 4 March 2017, UBHL appealed against this order before a division bench of the High Court. This appeal is currently pending.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 10,141,437 USL shares acquired from UBHL. Diageo believes it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.

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

(d) Continuing matters relating to the resignation of Dr Vijay Mallya from USL and USL internal inquiries

On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL’s subsidiaries. As specified by Diageo in its announcement at that time, these arrangements ended its prior agreement with Dr Mallya regarding his position at USL, therefore bringing to an end the uncertainty relating to the governance of USL, and put in place a five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill arrangement with Dr Mallya. As part of those arrangements, USL, Diageo and Dr Mallya agreed a mutual release in relation to matters arising out of an inquiry into certain matters referred to in USL’s financial statements and the qualified auditor’s report for the year ended 31 March 2014 (the Initial Inquiry) which had revealed, among other things, certain diversions of USL funds. Dr Mallya also agreed not to pursue any claims against Diageo, USL and their affiliates (including under the prior agreement with Diageo). In evaluating entering into such arrangements, Diageo considered the impact of the arrangements on USL and all of USL’s shareholders, and came to the view that the arrangements were in the best interests of USL and its shareholders.

Financial statements (continued)

Diageo’s agreement with Dr Mallya (the 25 February Agreement) provided for a payment of $75 million (£53 million) to Dr Mallya over a five year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his USL-related appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The 25 February Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify (i) Diageo Holdings Netherlands B.V. in respect of its earlier liability ($141 million (£96 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya), and (ii) Diageo Finance plc in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited. $40 million (£28 million) of the $75 million (£53 million) amount was paid on signing of the 25 February Agreement with the balance being payable in equal instalments of $7 million (£5 million) a year over five years, subject to and conditional on Dr Mallya’s compliance with certain terms of the agreement. While the first instalment of $7 million (£5 million) would have become due on 25 February 2017, owing to various reasons, including breaches of several provisions of the 25 February Agreement committed by Dr Mallya, Diageo believes that it was not liable to pay such amount, and is very unlikely to become liable to pay future instalments, to Dr Mallya. Further, Diageo and other group companies have demanded from Dr Mallya the repayment of $40 million (£28 million) which was paid by Diageo on 25 February 2016, and also sought compensation from him for various losses incurred by the relevant members of the Diageo group on account of the breaches committed by him.

As previously announced by USL, the Initial Inquiry identified certain additional parties and matters indicating the possible existence of other improper transactions. These transactions could not be fully analysed during the Initial Inquiry and, accordingly, USL, as previously announced, mandated that its Managing Director and Chief Executive Officer conduct a further inquiry into the transactions involving the additional parties and the additional matters to determine whether they also suffered from improprieties (the Additional Inquiry). USL announced the results of the Additional Inquiry in a notice to the Indian Stock Exchange dated 9 July 2016.

As stated in that announcement, the Additional Inquiry revealed: (a) further instances of actual or potential fund diversions amounting to approximately INR 9,135 million (£102 million) as well as other potentially improper transactions involving USL and its Indian and overseas subsidiaries amounting to approximately INR 3,118 million (£35 million); (b) that these transactions occurred during the period from October 2010 to July 2014, although certain transactions appear to have been initiated prior to that period; and (c) that these improper transactions involved the diversion of funds to certain non-Indian entities in which Dr Mallya appears to have a material direct or indirect interest (including Force India Formula One, Watson Limited, Continental Administrative Services, Modall Securities Limited, Ultra Dynamix Limited and Lombard Wall Corporate Services Inc) as well as certain Indian entities (including, in the majority of cases, Kingfisher Airlines Limited).

The USL board has, in light of these findings, and based on expert advice, directed that copies of the Additional Inquiry report be provided to the relevant authorities and its auditors, in the same way as the Initial Inquiry report had been. The USL board also directed that USL should conduct a detailed review of each indicated case of fund diversion to assess its legal position and then take such action as is necessary to recover its funds from the relevant parties and individuals, to the extent possible. In connection with the matters identified by the Additional Inquiry, USL has, pursuant to a detailed review of each case of such fund diversion and after obtaining expert legal advice, where appropriate, filed civil suits for recovery of funds from certain parties, including Dr Mallya, before the relevant courts. The mutual release in relation to the Initial Inquiry agreed by Diageo and USL with Dr Mallya announced on 25 February 2016 does not extend to matters arising out of the Additional Inquiry.

The amounts identified in the Additional Inquiry have been previously provided for or expensed in the financial statements of USL or its subsidiaries for prior periods. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(e) Other continuing matters relating to Dr Mallya and affiliates

Diageo Holdings Netherlands B.V. (DHN) issued a conditional backstop guarantee on 2 August 2013 to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the Guarantee Agreement). The guarantee was in respect of the liabilities of Watson, a company affiliated with Dr Mallya, under a $135 million (£92 million) facility from Standard Chartered. The Guarantee Agreement was entered into as part of the arrangements put in place and announced at the closing of the USL transaction on 4 July 2013.

Financial statements (continued)

DHN’s provision of the Guarantee Agreement enabled the refinancing of certain existing borrowings of Watson from a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015. In aggregate DHN paid Standard Chartered $141 million (£96 million) under this guarantee, i.e. including payments of default interest and various fees and expenses.

Watson remains liable for all amounts paid by DHN under the guarantee. Under the guarantee documentation with Standard Chartered, DHN was entitled to the benefit of the underlying security package for the loan, including: (a) certain shares in United Breweries Limited (UBL) held solely by Dr Mallya and certain other shares in UBL held by Dr Mallya jointly with his son Sidhartha Mallya, (b) Watson’s interest in Orange India Holdings S.a.r.l. (Orange), the joint venture that owns the Force India Formula One (F1) team, and (c) the shareholding in Watson.

Aspects of the security package are the subject of various proceedings in India in which third parties are alleging and asserting prior rights to certain assets comprised in the package or otherwise seeking to restrain enforcement against certain assets by Standard Chartered and/or DHN. These proceedings are ongoing and DHN will continue to vigorously pursue these matters as part of its efforts for enforcement of the underlying security and recovery of outstanding amounts. Diageo believes that the existence of any prior rights or dispute in relation to the security would be in breach of representations and warranties given by Dr Mallya to Standard Chartered at the time the security was granted and further believes that certain actions taken by Dr Mallya in relation to the proceedings described above also breached his obligations to Standard Chartered.

Under the terms of the guarantee and as a matter of law, there are arrangements to pass on to DHN the benefit of the security package upon payment under the guarantee of all amounts owed to Standard Chartered. Payment under the guarantee has now occurred as described above. To the extent possible in the context of the proceedings described above, Standard Chartered has taken certain recovery steps and is working with DHN in relation to these proceedings. DHN is actively monitoring the security package and is discussing with Standard Chartered steps to continue enforcement against the background of the proceedings described above, as well as enforcement steps in relation to elements of the security package that are unaffected by those proceedings. DHN’s ability to assume or enforce security over some elements of the security package is also subject to regulatory consent. It is not at this stage possible to determine whether such consent would be forthcoming.

The agreement with Dr Mallya referenced in paragraph (d) above does not impact the security package, which, as described above, includes shares in UBL and Watson’s interest in Orange, the joint venture that owns the Force India F1 team. Watson remains liable for all amounts paid pursuant to the guarantee and DHN has the benefit of a counter-indemnity from Watson in respect of payments in connection with the guarantee. The various security providers, including Dr Mallya and Watson, acknowledged in the agreement referred to in paragraph (d) above that DHN is entitled to the benefit of the security package underlying the Standard Chartered facility and have also undertaken to take all necessary actions in that regard. Further, Diageo believes that the existence of any prior rights or disputes in relation to the security package would be in breach of certain confirmations given to Diageo and DHN pursuant to that agreement by Dr Mallya, Watson and certain connected persons.

(f) Regulatory notices in relation to USL

Following USL’s earlier updates concerning the Initial Inquiry as well as in relation to the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement, USL and Diageo have received various notices from Indian regulatory authorities, including the Ministry of Corporate Affairs, Serious Fraud Investigation Office, National Stock Exchange, Income Tax Department, Enforcement Directorate, Securities and Exchange Board of India (SEBI), Bangalore police, Central Excise Intelligence and the Institute of Chartered Accountants of India. Diageo and USL are cooperating fully with the authorities in relation to these matters, and, as noted in paragraph (d) above, USL itself reported the matters covered by the Initial Inquiry and the Additional Inquiry to the relevant authorities.

Financial statements (continued)

Diageo and USL have also received notices from SEBI requesting information in relation to, and explanation of the reasons for, the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement as well as, in the case of USL, in relation to the Initial Inquiry and the Additional Inquiry, and, in the case of Diageo, whether such arrangements with Dr Mallya or the Watson backstop guarantee arrangements referred to in paragraphs (d) and (e) above were part of agreements previously made with Dr Mallya at the time of the Original USL Transaction announced on 9 November 2012 and the open offer made as part of the Original USL Transaction. Diageo and USL have complied with such information requests and Diageo has confirmed that, consistent with prior disclosures, the Watson backstop guarantee arrangements and the matters described in the 25 February 2016 announcement were not the subject of any earlier agreement with Dr Mallya. In respect of the Watson backstop guarantee arrangements, SEBI issued a further notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo is clear that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore believes the decision in the SEBI notice to be misconceived and wrong in law and has appealed against it before the Securities Appellate Tribunal, Mumbai (SAT) on 29 July 2016. The matter was last mentioned before SAT on 3 April 2017, and is next posted for 7 August 2017.

Diageo has also responded to a show cause notice dated 12 May 2017 from SEBI arising out of the correspondence in relation to the matters described in the 25 February 2016 announcement.

Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise if determined against Diageo or USL.

(g) SEC Inquiry

Diageo has received requests for information from the US Securities and Exchange Commission (SEC) regarding its distribution in and public disclosures regarding the United States and its distribution in certain other Diageo markets as well as additional context about the Diageo group globally. Diageo is currently responding to the SEC’s requests for information in this matter. Diageo is unable to assess if the inquiry will evolve into further information requests or an enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise.

(h) Tax

During the year ended 30 June 2017 Diageo entered into a process of collaborative working with HM Revenue & Customs (HMRC), the UK tax authority, to seek clarity on its transfer pricing and related issues. These discussions are ongoing. Further to the announcement by Diageo on 10 May 2017, HMRC has issued on 2 June 2017 preliminary notices of assessment under the new Diverted Profits Tax regime which came into effect in April 2015. Under these notices, Diageo is required to pay additional tax and interest of £107 million in aggregate for the financial years ended 30 June 2015 and 30 June 2016. Diageo does not believe that it falls within the scope of the Diverted Profits Tax regime. Accordingly, Diageo intends to challenge the assessments and in order to do so will have to pay in August 2017 the full amount assessed and then continue to work to resolve this matter with HMRC. The payment of this amount is not a reflection of Diageo’s view on the merits of the case and, based on its current assessment, Diageo believes no provision is required in relation to Diverted Profits Tax.

Diageo has also been in discussions with the French Tax Authorities over the deductibility of certain interest costs for periods from 1 July 2011. It is understood that the French Tax Authorities are intending to deny tax relief for certain interest costs. Diageo believes that the interest costs are deductible and accordingly intends to challenge any such assessment from the French Tax Authorities. At this stage of discussions Diageo is unable to meaningfully estimate the financial effect, if any, which might ultimately arise. Based on its current assessment, Diageo believes that no provision is required in respect of this issue.

Financial statements (continued)

(i) Other

The group has extensive international operations and is a defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

19. Commitments

(a) Capital commitments

Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at £84 million (2016 – £87 million; 2015 – £114 million).

On 21 June 2017 Diageo agreed to purchase Casamigos Tequila LLC (Casamigos) for a consideration of $1,000 million (£768 million) of which $300 million (£230 million) is contingent on Casamigos performance linked targets being met over the next ten years. The acquisition is dependent on regulatory approval.

(b) Operating lease commitments

The minimum lease rentals to be paid under non-cancellable leases, principally in respect of properties, are as follows:

	2017 £ million	2016 £ million
Payments falling due:
Within one year	95	92
Between one and two years	72	94
Between two and three years	52	81
Between three and four years	40	70
Between four and five years	28	63
After five years	51	407

	338	807

On 1 January 2016 Diageo completed the North American wines transaction with Treasury Wine Estates (TWE). As part of this transaction Diageo sub-let the North American vineyards to TWE. The terms of the sub lease to TWE were identical to the principal lease with Realty Income Corporation (Realty) and as at 30 June 2016 the future lease commitments to Realty were included in finance lease liabilities and other receivables amounting to $47 million (£36 million) and operating lease liabilities of $541 million (£407 million) were reported in operating lease commitments.

In the year ended 30 June 2017 Diageo exited the sublease arrangement and the finance and operating leases for the vineyards were directly between TWE and Realty.

There are no significant leases for which contingent rent is payable, nor any that have purchase options, escalation clauses or restrictions. Certain of the operating leases have renewal clauses which are at fair market value.

Financial statements (continued)

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

Transactions and balances with associates and joint ventures are set out in the table below:

	2017 £ million	2016 £ million	2015 £ million
Income statement items
Sales	10	31	117
Purchases	32	36	85
Balance sheet items
Group payables	4	5	3
Group receivables	1	2	11
Loans payable	6	6	6
Loans receivable	4	2	2
Cash flow items
Loans and equity contributions, net	14	—	26

Other disclosures in respect of associates and joint ventures are included in note 6.

(c) Key management personnel

The key management of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary. They are listed under ‘Board of Directors and Company Secretary’ and ‘Executive Committee’.

	2017 £ million	2016 £ million	2015 £ million
Salaries and short term employee benefits	10	11	9
Annual incentive plan	9	9	4
Non-Executive Directors’ fees	1	1	1
Share-based payments(i)	9	7	9
Post employment benefits(ii)	2	2	2
Termination benefits	2	2	1

	33	32	26

(i)	Time-apportioned fair value of unvested options and share awards.
(ii)	Includes the cash allowance in lieu of pension contributions.

Non-Executive Directors do not receive share-based payments or post employment benefits. Details are given in the Directors’ remuneration report of the individual Directors’ remuneration and transactions between the group and key management personnel.

Financial statements (continued)

(d) Pension plans

The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was £15 million (2016 – £16 million; 2015 – £13 million).

(e) Directors’ remuneration

	2017 £ million	2016 £ million	2015 £ million
Salaries and short term employee benefits	2	2	2
Annual incentive plan	3	2	1
Non-Executive Directors’ fees	1	1	1
Share option exercises(i)	2	—	—
Shares vesting(i)	4	5	5
Post employment benefits(ii)	1	1	1

	13	11	10

(i)	Gains on options realised in the year and the benefit from share awards, calculated by using the share price applicable on the date of exercise of the share options and release of the awards.
(ii)	Includes the cash allowance in lieu of pension contributions.

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

	Country of incorporation	Country of operation	Percentage of equity owned(i)	Business description

Subsidiaries

Diageo Ireland	Republic of Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks

Diageo Great Britain Limited	England	Worldwide	100%	Marketing and distribution of premium drinks

Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks

Diageo Brands B.V.	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks

Diageo North America, Inc.	United States	Worldwide	100%	Production, importing, marketing and distribution of premium drinks

United Spirits Limited(ii)	India	India	54.78%	Production, importing, marketing and distribution of premium drinks

Diageo Capital plc(iii)	Scotland	United Kingdom	100%	Financing company for the group

Diageo Finance plc(iii)	England	United Kingdom	100%	Financing company for the group

Diageo Investment Corporation	United States	United States	100%	Financing company for the US group

Mey İçki Sanayi ve Ticaret A.Ş.	Turkey	Turkey	100%	Production, marketing and distribution of premium drinks

Associates

Moët Hennessy SNC(iv)	France	France	34%	Production, marketing and distribution of premium drinks

(i)	All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.
(ii)	Percentage ownership excludes 2.38% owned by the USL Benefit Trust.
(iii)	Directly owned by Diageo plc.
(iv)	French partnership.

(1)	Diageo Finance B.V. (Netherlands) is a wholly-owned finance subsidiary of the group. As at 30 June 2017, there were no outstanding securities issued by Diageo Finance B.V.

22. Post balance sheet event

On 26 July 2017 the Board approved a share buyback programme of up to £1.5 billion for the year ending 30 June 2018.

Unaudited computation of ratio of earnings to fixed charges

	Year ended 30 June
	2017 £ million	2016 £ million	2015 £ million	2014 £ million	2013 £ million
Earnings
Income before taxes on income, non-controlling interests and discontinued operations	3,559	2,858	2,933	2,711	3,057
Less: Capitalised interest	—	—	(2)	(4)	(2)
Less: Share of after tax results of associates and joint ventures	(309)	(221)	(175)	(252)	(217)
Add: Dividends income received from associates	223	173	183	228	220
Add: Fixed charges	603	623	697	671	758

	4,076	3,433	3,636	3,354	3,816

Finance charges (i)	564	589	656	629	716
Add: Interest capitalised	—	—	2	4	2
Add: One third of rental expense	39	34	39	38	40

	603	623	697	671	758

	ratio	ratio	ratio	ratio	ratio
Ratio	6.8	5.5	5.2	5.0	5.0

(i)	Interest payable and other finance charges for the year ended 30 June 2017 includes a £67 million charge (2016 – £91 million; 2015 – £55 million; 2014 – £117 million; 2013 – £151 million) in respect of fair value adjustments to the group’s derivative instruments.

Additional information for shareholders

Legal proceedings

Information on the legal proceedings is set out in note 18 to the consolidated financial statements.

Related party transactions

Transactions with other related parties are disclosed in note 20 to the consolidated financial statements.

Share capital

Major shareholders

At 28 July 2017, the following substantial interests (3% or more) in the company’s ordinary share capital (voting securities) had been notified to the company.

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital (excluding treasury shares)	Date of notification of interest
BlackRock Investment Management (UK) Limited (indirect holding)(i)	147,296,928	5.89%	3 December 2009
Capital Research and Management Company (indirect holding)	124,653,096	4.99%	28 April 2009

(i)	On 19 January 2017, Blackrock Inc. filed an Amendment to Schedule 13G with the SEC in respect of the calendar year ended 31 December 2016 reporting that 169,104,885 ordinary shares representing 6.7% of the issued ordinary share capital were beneficially owned by BlackRock Inc. and its subsidiaries (including BlackRock Investment Management (UK) Limited).

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

As at the close of business on 28 July 2017 427,923,967 ordinary shares, including those held through ADSs, were held by approximately 2,802 holders (including ADR holders) with registered addresses in the United States, representing approximately 17.00% of the outstanding ordinary shares (excluding treasury shares). At such date, 106,624,985 ADSs were held by 2,500 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet or Guinness Group ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

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

	Per ordinary share		Per ADS
	High pence	Low pence	High $	Low $
Year ended 30 June
2013	2085	1649	126.40	102.48
2014	2137	1768	132.74	115.83
2015	2023	1710	130.41	108.58
2016	2087	1640	121.62	100.98
2017	2390	1957	123.48	99.95
Three months ended
September 2015	1950	1640	121.62	102.64
December 2015	1945	1766	116.56	107.17
March 2016	1911	1745	110.09	101.52
June 2016	2087	1748	112.88	100.98
September 2016	2225	2066	116.99	110.91
December 2016	2268	1957	116.38	99.95
March 2017	2328	2099	116.68	104.27
June 2017	2390	2202	123.48	113.76
2017 monthly
January	2244	2099	113.00	104.27
February	2292	2188	115.42	111.20
March	2328	2252	116.68	110.99
April	2305	2202	117.47	113.76
May	2337	2252	122.01	117.25
June	2390	2269	123.48	119.26
July	2442	2248	130.09	118.28

The information in respect of the month of July is for the period up to and including 28 July 2017. At close of business on 28 July 2017, the market prices for ordinary shares and ADSs were 2442 pence and $130.09 respectively.

Additional information for shareholders (continued)

American depositary shares

Fees and charges payable by ADR holders

Citibank N.A. serves as the depositary (Depositary) for Diageo’s ADS programme. Pursuant to the deposit agreement dated 14 February 2013 between Diageo, the Depositary and owners and holders of ADSs (the ‘Deposit Agreement’), ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge a fee of up to $5.00 per 100 ADSs (or fraction thereof) relating to the issuance of ADSs; delivery of deposited securities against surrender of ADSs; distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements); distribution of ADSs pursuant to stock dividends or other free stock distributions, or exercise of rights to purchase additional ADSs; distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares); and depositary services. Citibank N.A. is located at 388 Greenwich Street, New York, New York, 10013, U.S.A.

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

Under the contractual arrangements with the Depositary, Diageo have received approximately $1.8 million arising out of fees charged in respect of dividends paid during the year and a fixed contribution to the company’s ADR programme costs. These payments are received for expenses associated with non-deal road shows, third party investor relations consultant fees and expenses, Diageo’s cost for administration of the ADR programme not absorbed by the Depositary and related activities (e.g. expenses associated with the annual general meeting), travel expenses to attend training and seminars, exchange listing fees, legal fees, auditing fees and expenses, the Securities and Exchange Commission (SEC) filing fees, expenses related to Diageo’s compliance with US securities law and regulations (including, without limitation, the Sarbanes-Oxley Act) and other expenses incurred by Diageo in relation to the ADR programme.

Articles of association

The company is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307.

The following description summarises certain provisions of Diageo’s articles of association (as adopted by special resolution at the Annual General Meeting on 14 October 2009) and applicable English law concerning companies (the Companies Acts), in each case as at 28 July 2017. This summary is qualified in its entirety by reference to the Companies Acts and Diageo’s articles of association.

Investors can obtain copies of Diageo’s articles of association by contacting the Company Secretary at the.cosec@diageo.com.

Any amendment to the articles of association of the company may be made in accordance with the provisions of the Companies Act 2006, by way of special resolution.

Additional information for shareholders (continued)

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

Additional information for shareholders (continued)

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

Additional information for shareholders (continued)

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

Additional information for shareholders (continued)

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

Additional information for shareholders (continued)

There are no restrictions under the company’s articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote the company’s ordinary shares.

Please refer to the ‘Taxation’ section below for details relating to the taxation of dividend payments.

Documents on display

The Annual Report on Form 20-F and any other documents filed by the company with the SEC may be inspected at the SEC’s reference facilities located at the SEC Headquarters at 100 F Street NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities and their copy charges. Filings with the SEC are also available to the public from commercial document retrieval services, and from the website maintained by the SEC at www.sec.gov.

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

For UK tax purposes, this section applies only to persons who are the absolute beneficial owners of their shares or ADSs and who hold their shares or ADSs as investments. It assumes that holders of ADSs will be treated as holders of the underlying ordinary shares. In addition to those persons mentioned above, this section does not apply to holders that are banks, regulated investment companies, other financial institutions or to persons who have or are deemed to have acquired their ordinary shares or ADSs in the course of an employment or trade. This summary does not apply to persons who are treated as non-domiciled and resident in the United Kingdom for the purposes of UK tax law. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, the laws of the United Kingdom and the practice of Her Majesty’s Revenue and Customs, all as currently in effect (or, in the case of the UK taxation of dividends paid to UK-resident individual shareholders on or after 6 April 2016), as well as on the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income and Capital Gains (the Treaty). These laws are subject to change, possibly on a retroactive basis.

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

Dividends

UK taxation

The company will not be required to withhold tax at source when paying a dividend.

Tax treatment of dividends in the hands of UK-resident shareholders who are individuals that are paid on or after 6 April 2016 has changed as follows:

•	Dividends will not carry a tax credit. All dividends received by an individual shareholder from the company (or from other sources) will, except to the extent that they are earned through an ISA, self-invested pension plan or other regime which exempts the dividends from tax, form part of the shareholder’s total income for UK income tax purposes and will represent the highest part of that income.
•	A nil rate of income tax will apply to the first £5,000 of taxable dividend income received by an individual shareholder in a tax year (the “Nil Rate Amount”), regardless of what tax rate would otherwise apply to that dividend income. However, this income is taken into account in determining the income tax band.
•	Any taxable dividend income in excess of the Nil Rate Amount will be taxed at a special rate, as set out below. That tax will be applied to the amount of the dividend income actually received by the individual shareholder (rather than to a grossed-up amount).

Where a shareholder’s taxable dividend income for a tax year exceeds the Nil Rate Amount, the excess amount (the “Relevant Dividend Income”) will be subject to income tax:

•	at the rate of 7.5%, to the extent that the Relevant Dividend Income falls below the threshold for the higher rate of income tax;

•	at the rate of 32.5%, to the extent that the Relevant Dividend Income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and

•	at the rate of 38.1%, to the extent that the Relevant Dividend Income falls above the threshold for the additional rate of income tax.

Shareholders within the charge to UK corporation tax which are small companies (for the purposes of the UK taxation of dividends) will not generally be subject to tax on dividends from the company. Other shareholders within the charge to UK corporation tax will not be subject to tax on dividends from the company so long as the dividends fall within an exempt class and certain conditions are met. In general, dividends paid on shares that are ordinary share capital for UK tax purposes and are not redeemable and dividends paid to a person holding less than 10% of the issued share capital of the payer (or any class of that share capital) are examples of dividends that fall within an exempt class.

Additional information for shareholders (continued)

US taxation

Under the US federal income tax laws, and subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of any dividend paid to a US holder by Diageo in respect of its ordinary shares or ADSs out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) is subject to US federal income taxation.

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

The dividend must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the United States, and, depending on the US holder’s circumstances, will generally either be ‘passive’ or ‘general’ income for purposes of computing the foreign tax credit allowable to a US holder. The amount of the dividend distribution that must be included in income of a US holder will be the US dollar value of the pounds sterling payments made, determined at the spot pounds sterling/US dollar foreign exchange rate on the date the dividend distribution is included in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as capital gain. However, Diageo does not expect to calculate earnings and profits in accordance with US federal income tax principles. Accordingly, a US holder should expect to generally treat distributions Diageo makes as dividends.

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

Additional information for shareholders (continued)

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

UK stamp duty and stamp duty reserve tax

Stamp duty or stamp reserve tax (SDRT) arises upon the deposit of an underlying ordinary share with the Depositary, generally at the higher rate of 1.5% of its issue price or, as the case may be, of the consideration for transfer. The Depositary will pay the stamp duty or SDRT but will recover an amount in respect of such tax from the initial holders of ADSs. No UK stamp duty will be payable on the acquisition or transfer of ADSs in practice, provided that the instrument of transfer is not executed in the United Kingdom and remains at all times outside the United Kingdom. Furthermore, an agreement to transfer ADSs in the form of ADRs will not give rise to a liability to SDRT.

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

Any stamp duty payable (as opposed to SDRT) is rounded up to the nearest £5. No stamp duty (as opposed to SDRT) will be payable if the amount or value of the consideration is (and is certified to be) £1,000 or less. Stamp duty or SDRT is usually paid or borne by the purchaser.

Warning to shareholders – share fraud

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

DIAGEO plc
(REGISTRANT)

/s/ Kathryn Mikells
Name: Kathryn Mikells

Title: Chief Financial Officer

8 August 2017

Additional information for shareholders (continued)

Exhibits

1.1	Articles of Association of Diageo plc (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K (File No. 001 10691) filed with the Securities and Exchange Commission on 15 October 2009).
2.1	Indenture, dated as of 3 August 1998, among Diageo Capital plc, Diageo plc and The Bank of New York Mellon
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
2.3	Indenture, dated as of 8 December 2003, among Diageo Finance B.V., Diageo plc and The Bank of New York Mellon (incorporated by reference to Exhibit 1 to the Report on Form 6-K (File No. 001-10691) filed with the Securities and Exchange Commission on 9 December 2003).(i)
4.1	Service Agreement, dated 1 October 2015, between Diageo plc and Kathryn Mikells (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 9 August 2016).
4.2	Service Agreement, dated 7 May 2013, between Diageo plc, Diageo North America, Inc. and Ivan Menezes (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 12 August 2013).
4.3	Letter of Agreement, dated 19 July 2007, between Diageo plc and Dr Franz B. Humer (incorporated by reference to Exhibit
4.4 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.4	Form of Service Agreement for Diageo plc’s executives in the United Kingdom, dated as of 1 July 2006 (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 17 September 2007).
4.5	Form of Service Agreement for Diageo plc’s executives in the United States, dated as of 1 July 2006 (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 17 September 2007).
4.6	Form of Service Agreement for Diageo plc’s executives in the United Kingdom, in use as of July 2015 (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 11 August 2015).
4.7	Form of Service Agreement for Diageo plc’s executives in the United States, in use as of July 2015 (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 11 August 2015).
4.8	Diageo 2010 Sharesave Plan, dated 14 October 2010 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-169934) filed with the Securities and Exchange Commission on 14 October 2010).
4.9	Diageo 2001 Share Incentive Plan, dated 14 October 2010 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-169934) filed with the Securities and Exchange Commission on 14 October 2010).
4.10	Rules of the Diageo plc 2009 International Share Match Plan, dated 14 October 2010 (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-169934) filed with the Securities and Exchange Commission on 14 October 2010).
4.11	Diageo plc 2009 Executive Long Term Incentive Plan, dated 14 October 2009 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-162490) filed with the Securities and Exchange Commission on 15 September 2009).
4.12	Diageo plc 2009 Discretionary Incentive Plan, dated 14 October 2009 (incorporated by reference to Exhibit 4.3 to the
Registration Statement on Form S-8 (File No. 333-162490) filed with the Securities and Exchange Commission on 15 September 2009).
4.13	Diageo plc 2008 Performance Share Plan, dated as of 15 October 2008 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-154338) filed with the Securities and Exchange Commission on 16 October 2008).
4.14	Diageo plc 2008 Senior Executive Share Option Plan, dated as of 15 October 2008 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-154338) filed with the Securities and Exchange Commission on 16 October 2008).
4.15	Diageo plc Senior Executive Share Option Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).

Additional information for shareholders (continued)

4.16	Diageo plc Executive Share Option Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.17	Diageo plc Associated Companies Share Option Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.18	Diageo plc Long Term Incentive Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.19	Diageo plc 1998 United States Employee Stock Purchase Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.20	Diageo plc 2007 United States Employee Stock Purchase Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.21	Diageo plc UK Sharesave Scheme 2000, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.22	Addendum to Form of Service Agreement for Diageo plc’s executives in the United States (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.23	Diageo plc Associated Companies Share Incentive Plan, dated as of 23 August 2011 (incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 5 September 2012).
4.24	Diageo plc Long Term Incentive Plan, dated as of 18 September 2014 (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-206290) filed with the Securities and Exchange Commission on 11 August 2015).
4.25	Letter of Agreement, dated 12 May 2016, between Diageo plc and Mr. Javier Ferrán (incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 9 August 2016).
6.1	Description of earnings per share (included in the section ‘How we measure performance: Key performance indicators’ on pages 23-24 and pages 146 and 205 of this Annual Report on Form 20-F).
7.1	Description of unaudited computation of ratio of earnings to fixed charges (included on page 272 of this Annual Report on Form 20-F).
8.1	Principal group companies (included in note 21 to the consolidated financial statements on page 271 of this Annual Report on Form 20-F).
12.1	Certification of Ivan Menezes filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Kathryn Mikells filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of Ivan Menezes furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
13.2	Certification of Kathryn Mikells furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
15.2	Consent of KPMG LLP, independent registered public accounting firm.

(i)	Pursuant to an Agreement of Resignation, Appointment and Acceptance dated 16 October 2007 by and among Diageo plc, Diageo Capital plc, Diageo Finance BV, Diageo Investment Corporation, The Bank of New York and Citibank NA, The Bank of New York Mellon has become the successor trustee to Citibank NA under Diageo’s indentures dated 3 August 1998, 8 December 2003 and 1 June 1999.

Additional information for shareholders (continued)

Cross reference to Form 20-F

Item	Required item in Form 20-F	Pages
Part I
1.	Identity of directors, senior management and advisers	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key information
	A. Selected financial data	8-12
	B. Capitalization and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	37-45
4.	Information on the company
	A. History and development of the company	5, 17-19, 49-52, 57-59, 83-84, 227-230, 260-261, 268
	B. Business overview	5, 17-21, 61-82, 97-114, 212-216
	C. Organizational structure	271
	D. Property, plants and equipment	17-18, 61, 64, 68, 72, 76, 218-221, 235-236
4A.	Unresolved staff comments	Not applicable
5.	Operating and financial review and prospects
	A. Operating results	8-12, 17-21, 34, 61-114, 141-154, 211, 218-222, 237-244, 248-249
	B. Liquidity and capital resources	53, 59-60, 88, 93-96, 115-118, 244-246, 251-260, 268
	C. Research and development, patents and licenses, etc.	19
	D. Trend information	7, 28-34
	E. Off-balance sheet arrangements	118
	F. Tabular disclosure of contractual obligations	117
	G. Safe harbor	—
6.	Directors, senior management and employees
	A. Directors and senior management	155-159, 195
	B. Compensation	184-200, 237-244
	C. Board practices	155-157, 160-163, 168-171, 181-183, 196-197
	D. Employees	21, 183, 218
	E. Share ownership	186-190, 193-194, 198, 261-262
7.	Major shareholders and related party transactions
	A. Major shareholders	273
	B. Related party transactions	198, 269-270, 273
	C. Interests of experts and counsel	Not applicable
8.	Financial information
	A. Consolidated statements and other financial information	205-271
	B. Significant changes	—
9.	The offer and listing
	A. Offer and listing details	273-274
	B. Plan of distribution	Not applicable
	C. Markets	273-274
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable
10.	Additional information
	A. Share capital	Not applicable
	B. Memorandum and articles of association	275-279
	C. Material contracts	181-182, 200, 261-262
	D. Exchange controls	279
	E. Taxation	280-283
	F. Dividends and paying agents	Not applicable

Additional information for shareholders (continued)

Item	Required item in Form 20-F	Pages
	G. Statement by experts	Not applicable
	H. Documents on display	280
	I. Subsidiary information	Not applicable
11.	Quantitative and qualitative disclosures about market risk	118, 247-255
12.	Description of securities other than equity securities
	A. Debt securities	Not applicable
	B. Warrants and rights	Not applicable
	C. Other securities	Not applicable
	D. American depositary shares	275
Part II
13.	Defaults, dividend arrearages and delinquencies	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
15.	Controls and procedures
	A. Disclosure controls and procedures	163-164
	B. Management’s report on internal control over financial reporting	164-165
	C. Attestation report of the registered public accounting firm	203
	D. Changes in internal control over financial reporting	165
16A.	Audit committee financial expert	171
16B.	Code of ethics	164-165
16C.	Principal accountant fees and services	170-171, 217
16D.	Exemptions from the listing standards for audit committees	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers	59, 94, 116-117, 209, 258-260
16F.	Change in registrant’s certifying accountant	Not applicable
16G.	Corporate governance	166-167
16H.	Mine safety disclosure	Not applicable
Part III
17.	Financial statements	Not applicable
18.	Financial statements	See Item 8
19.	Exhibits	285-286
Additional information
	Unaudited computation of ratio of earnings to fixed charges	272
	Glossary of terms and US equivalents	289-290

It is possible to read and copy documents that have been filed by Diageo plc at the reference facilities located at the SEC Headquarters at 100 F Street NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities and their copy charges. Filings with the SEC are also available to the public from commercial document retrieval services, and from the website maintained by the SEC at www.sec.gov.

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