Form 20-F
period 2018-06-30
DIAGEO PLC
filed 2018-08-06
CIK 835403

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 30 June 2018

Commission file number 1-10691

DIAGEO plc

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organisation)

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Address of principal executive offices)

Siobhan Moriarty, Company Secretary

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 2,695,586,790 ordinary shares of 28 101/108 pence each.

Indicate by check mark if each registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑ No ☐

If this report is an annual or transition report, indicate by check mark if each registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Contents

5	Cross reference to Form 20-F
7	Introduction
9	Recent trends
10	Historical information

15	Strategic report
15	Business description
15	Our business model
16	Our strategy
23	Our brands
24	Our global reach
25	How we measure performance: key performance indicators
30	Chairman’s statement
33	Chief Executive’s statement
36	Market dynamics
39	Risk factors
48	Cautionary statement concerning forward-looking statements

50	Business review
50	Operating results 2018 compared with 2017
83	Operating results 2017 compared with 2016
111	Liquidity and capital resources
113	Contractual obligations and commitments
114	Off-balance sheet arrangements
114	Risk management
114	Critical accounting policies
114	New accounting standards
115	Our role in society
140	Definitions and reconciliation of non-GAAP measures to GAAP measures

154	Governance
154	Board of Directors and Company Secretary
157	Executive Committee
159	Corporate governance report
168	Report of the Audit Committee
172	Directors’ remuneration report
204	Directors’ report

Contents (continued)

207	Financial statements
207	Reports of independent registered public accounting firms
209	Consolidated income statement
210	Consolidated statement of comprehensive income
211	Consolidated balance sheet
212	Consolidated statement of changes in equity
213	Consolidated statement of cash flows
214	Notes to the consolidated financial statements
214	Accounting information and policies
218	Results for the year
234	Operating assets and liabilities
255	Risk management and capital structure
273	Other financial information

283	Unaudited computation of ratio of earnings to fixed charges

284	Additional information for shareholders
284	Legal proceedings
284	Related party transactions
284	Share capital
285	American depositary shares
286	Articles of association
290	Exchange controls
291	Documents on display
291	Taxation
294	Warning to shareholders - share fraud
295	Exhibits
297	Signature

298	Glossary of terms and US equivalents

Cross reference to Form 20-F

Item	Required item in Form 20-F	Page(s)
Part I
1.	Identity of directors, senior management and advisers	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key information
	A. Selected financial data	10-14
	B. Capitalisation and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	39-47
4.	Information on the company
	A. History and development of the company	7, 19-22, 52, 56-58, 83-84, 225-227, 228-230, 234-237, 270-271, 278
	B. Business overview	7, 18-24, 50-110, 218, 225-228
	C. Organizational structure	281
	D. Property, plants and equipment	18, 20, 50-110, 225-227, 242-244,
4A.	Unresolved staff comments	Not applicable
5.	Operating and financial review and prospects
	A. Operating results	10-14, 21, 24-29, 36-37, 50-110, 114, 210, 214-215, 225-228, 255-259
	B. Liquidity and capital resources	10-14, 54, 58-59, 86-87, 111-112, 113, 251-267, 255-265, 265-267, 278
	C. Research and development, patents and licenses, etc.	20
	D. Trend information	9, 33-38
	E. Off-balance sheet arrangements	114
	F. Tabular disclosure of contractual obligations	113
	G. Safe harbor	—
6.	Directors, senior management and employees
	A. Directors and senior management	154-158, 198
	B. Compensation	186-202, 245-251
	C. Board practices	154-156, 162, 169-171, 183-184, 186, 202
	D. Employees	185, 224
	E. Share ownership	187-202, 271-273
7.	Major shareholders and related party transactions
	A. Major shareholders	284
	B. Related party transactions	202, 278-280, 284
	C. Interests of experts and counsel	Not applicable
8.	Financial information
	A. Consolidated statements and other financial information	209-282
	B. Significant changes	282
9.	The offer and listing
	A. Offer and listing details	284-285
	B. Plan of distribution	Not applicable
	C. Markets	284-285
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable
10.	Additional information
	A. Share capital	Not applicable
	B. Memorandum and articles of association	286-290
	C. Material contracts	183-184, 204, 271-273,
	D. Exchange controls	290-291
	E. Taxation	291-294
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	291

Cross reference to Form 20-F (continued)

Item	Required item in Form 20-F	Page(s)
	I. Subsidiary information	Not applicable
11.	Quantitative and qualitative disclosures about market risk	114, 255-265
12.	Description of securities other than equity securities
	A. Debt securities	Not applicable
	B. Warrants and rights	Not applicable
	C. Other securities	Not applicable
	D. American depositary shares	285-286
Part II
13.	Defaults, dividend arrearages and delinquencies	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
15.	Controls and procedures
	A. Disclosure controls and procedures	163
	B. Management’s report on internal control over financial reporting	165
	C. Attestation report of the registered public accounting firm	207-208
	D. Changes in internal control over financial reporting	165
16A.	Audit committee financial expert	171
16B.	Code of ethics	164
16C.	Principal accountant fees and services	170-171, 223-224
16D.	Exemptions from the listing standards for audit committees	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers	58-59, 269-270, 282
16F.	Change in registrant’s certifying accountant	Not applicable
16G.	Corporate governance	166
16H.	Mine safety disclosure	Not applicable
Part III
17.	Financial statements	Not applicable
18.	Financial statements	See Item 8
19.	Exhibits	295-296
Additional information
	Unaudited computation of ratio of earnings to fixed charges	283
	Glossary of terms and US equivalents	298-299

Introduction

Diageo is a global leader in the beverage alcohol industry. Its geographic breadth and range of industry leading brands across categories and price points is unparalleled.

Diageo plc is incorporated as a public limited company in England and Wales. Diageo was incorporated as Arthur Guinness Son and Company Limited on 21 October 1886. The group was formed by the merger of Grand Metropolitan Public Limited Company (GrandMet) and Guinness plc (the Guinness Group) in December 1997. Diageo plc’s principal executive office is located at Lakeside Drive, Park Royal, London NW10 7HQ and its telephone number is +44 (0) 20 8978 6000. Diageo plc’s agent for service in the United States for the purposes of Diageo’s registration statement on Form F-3 (333-224340) is General Counsel, Diageo North America, Inc., 801 Main Avenue (6078-06), Norwalk, CT 06851.

This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2018. The information set out in this Form 20-F does not constitute Diageo plc’s statutory accounts under the UK Companies Acts for the years ended 30 June 2018, 2017 or 2016. The accounts for 2017 and 2016 have been delivered to the registrar of companies for England and Wales and those for 2018 will be delivered in due course.

This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. For more details, please refer to the cautionary statement concerning forward-looking statements on pages 48-49.

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

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and related interpretations as adopted for use in the European Union (EU) and as issued by the International Accounting Standards Board (IASB). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the years presented. Unless otherwise indicated, all financial information contained in this document has been prepared in accordance with IFRS.

The financial performance expectations related to future organic net sales growth and organic operating margin expansion (the financial performance expectations) included in this document have been prepared by, and are the responsibility of, Diageo’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the financial performance expectations and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to Diageo’s historical financial statements. It does not extend to the financial performance expectations and should not be read to do so. The financial performance expectations were not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation, presentation of prospective financial information.

Information presented

Organic movements and organic operating margins are before exceptional items. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to value share. For a definition of organic movement and reconciliations of non-GAAP measures to GAAP measures see page 140.

The brand ranking information presented in this report, when comparing information with competitors, reflects data published by sources such as Impact Databank, Nielsen and IWSR. Market data information and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates. Diageo’s financial year end is 30 June, and such data may relate to dates other than 30 June or periods other than the year ended 30 June, such as calendar year end.

Introduction (continued)

Disclosures not included in Annual Report on Form 20-F

The following pages and sections of this document do not form part of the Annual Report on Form 20-F and are furnished to the SEC for information only:

•

Disclosures under the headings ‘We make’, ‘We innovate’, ‘We market’, ‘We sell’, ‘Broad portfolio’, ‘Markets’, ‘Global functions, support and governance’, ‘Our people’, ‘Our values’, ‘Our role in society’, ‘Our brands’, ‘Our geographic footprint’, ‘Brilliant execution’, Efficient supply and procurement’, and ‘Financial strength’ in the section ‘Strategic Report – Our business model’ on pages 15 and 16.

•

Disclosures under the headings ‘Creating a positive role for alcohol in society’, ‘Building thriving communities’, ‘Reducing our environmental impact’, and ‘Highest standards of governance and ethics’ in the section ‘Strategic report – Our strategy on page 17.

•

Disclosures included under the titles ‘Number of responsible drinking programs (%)’, ‘Water withdrawal (%)’ and ‘Carbon emissions (%)’ and ‘Number of employees (%) in the section ‘Strategic Report – Our global reach – Diageo reports as five regions’ on page 24.

•	Disclosures on pages 25 and 29 in the section ‘Strategic Report – How we measure performance: key performance indicators’ of non-financial key performance indicators.
•	Disclosures under the heading ‘Culture’, ‘Our role in society’ ‘Diversity and inclusion’ and ‘The future’ in the Chairman’s Statement on pages 30 to 32.
•	Disclosures under the heading ‘Diageo in society’ in the Chief Executive’s statement on page 35.
•

Disclosures included under the titles ‘Earning trust and respect’, ‘Alcohol in society’, ‘Climate change and water stress’ and ’Diageo sites located in water-stressed areas’ in the section ‘Strategic report – Market dynamics’ on pages 37 and 38.

•	Disclosures included under the titles ‘Sustainability and responsibility’ on pages 61, 65, 69, 73, and 76 in relation to each reporting segment in the Business Review.
•	Disclosures in the section ‘Strategic report – Our role in society’ on pages 115 to 139.

Recent trends

The following comments were made by Ivan Menezes, Chief Executive of Diageo, in Diageo’s preliminary results announcement on 26 July 2018:

“Diageo has delivered another year of strong, consistent performance. Organic volume and net sales growth is broad based across regions and categories. We have expanded organic operating margin while increasing investment behind our brands ahead of organic net sales growth.

These results reflect the high performance culture we have created in Diageo, the ongoing rigorous execution of our strategy, our focus on the consumer and our ability to move swiftly on trends and insights.

During the year we returned £1.5 billion to shareholders through a share buyback. We have delivered another year of strong cash flow generation in F18. Consequently, the Board has approved an additional share buyback programme of up to £2.0 billion during F19.

The changes we have made in the business and the shifts in culture we continue to drive, ensure we are well placed to capture opportunities and deliver sustained growth. Our financial performance expectations are unchanged and we expect to continue to invest in the business to deliver our mid-term guidance of consistent mid-single digit organic net sales growth and 175bps of organic operating margin expansion for the three years ending 30 June 2019.”

Historical information

The following tables present selected consolidated financial data for Diageo for the five years ended 30 June 2018 and as at the respective year ends. The data presented below for the five years ended 30 June 2018 and the respective year ends has been derived from Diageo’s consolidated financial statements, audited by Diageo’s independent auditor, PricewaterhouseCoopers LLP for the three years ended 30 June 2018. The group’s former auditor, KPMG LLP (KPMG) reported on the financial statements for the two years ended 30 June 2015.

Income statement data

	Year ended 30 June
	2018 £ million	2017 £ million	2016 £ million	2015 £ million	2014 £ million
Sales	18,432	18,114	15,641	15,966	13,980
Excise duties	(6,269)	(6,064)	(5,156)	(5,153)	(3,722)

Net sales	12,163	12,050	10,485	10,813	10,258
Cost of sales	(4,634)	(4,680)	(4,251)	(4,610)	(4,029)

Gross profit	7,529	7,370	6,234	6,203	6,229
Marketing	(1,882)	(1,798)	(1,562)	(1,629)	(1,620)
Other operating expenses	(1,956)	(2,013)	(1,831)	(1,777)	(1,902)

Operating profit	3,691	3,559	2,841	2,797	2,707
Non-operating items	—	20	123	373	140
Net interest and other finance charges	(260)	(329)	(327)	(412)	(388)
Share of after tax results of associates and joint ventures	309	309	221	175	252

Profit before taxation	3,740	3,559	2,858	2,933	2,711
Taxation	(596)	(732)	(496)	(466)	(447)

Profit from continuing operations	3,144	2,827	2,362	2,467	2,264
Discontinued operations	—	(55)	—	—	(83)

Profit for the year	3,144	2,772	2,362	2,467	2,181

Weighted average number of shares	million	million	million	million	million
Shares in issue excluding own shares	2,484	2,512	2,508	2,505	2,506
Dilutive potential ordinary shares	11	11	10	12	11

	2,495	2,523	2,518	2,517	2,517

Per share data	pence	pence	pence	pence	pence
Dividend per share	65.3	62.2	59.2	56.4	51.7
Earnings per share
Basic
Continuing operations	121.7	108.2	89.5	95.0	93.0
Discontinued operations	—	(2.2)	—	—	(3.3)

Basic earnings per share	121.7	106.0	89.5	95.0	89.7

Diluted
Continuing operations	121.1	107.7	89.1	94.6	92.6
Discontinued operations	—	(2.2)	—	—	(3.3)

Diluted earnings per share	121.1	105.5	89.1	94.6	89.3

Historical information (continued)

Balance sheet data

	As at 30 June
	2018 £ million	2017 £ million	2016 £ million	2015 £ million	2014 £ million
Non-current assets	21,024	20,196	19,639	18,134	15,495
Current assets	8,691	8,652	8,852	7,670	7,469

Total assets	29,715	28,848	28,491	25,804	22,964

Current liabilities	(6,360)	(6,660)	(6,187)	(5,290)	(4,851)
Non-current liabilities	(11,642)	(10,160)	(12,124)	(11,258)	(10,523)

Total liabilities	(18,002)	(16,820)	(18,311)	(16,548)	(15,374)

Net assets	11,713	12,028	10,180	9,256	7,590

Share capital	780	797	797	797	797
Share premium	1,349	1,348	1,347	1,346	1,345
Other reserves	2,133	2,693	2,625	1,994	2,243
Retained earnings	5,686	5,475	3,761	3,634	2,438

Equity attributable to equity shareholders of the parent company	9,948	10,313	8,530	7,771	6,823
Non-controlling interests	1,765	1,715	1,650	1,485	767

Total equity	11,713	12,028	10,180	9,256	7,590

Net borrowings	(9,091)	(7,892)	(8,635)	(9,527)	(8,850)

Notes to the historical information

1. Accounting policies The consolidated financial statements for the five years ended 30 June 2018 have been prepared in accordance with IFRS. The IFRS accounting policies applied by the group to prepare the financial information in this document are disclosed in the notes to the consolidated financial statements.

Historical information (continued)

2. Exceptional items Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements. An analysis of exceptional items is as follows:

	Year ended 30 June
	2018 £ million	2017 £ million	2016 £ million	2015 £ million	2014 £ million
Items included in operating profit
Brand, goodwill, tangible and other assets impairment	(128)	—	(118)	—	(264)
Competition authority investigation in Turkey	—	(33)	—	—	—
Customer claim in India	—	(32)	—	—	—
Disengagement agreements relating to United Spirits Limited	—	23	(49)	—	—
Restructuring programmes	—	—	—	(82)	(163)
Korea settlement	—	—	—	(146)	—
Associate impairment	—	—	—	(41)	—

	(128)	(42)	(167)	(269)	(427)

Non-operating items
Gains/(losses) on sale of businesses	—	20	215	247	—
Step up gains	—	—	—	156	140
Other non-operating items	—	—	(92)	(30)	—

	—	20	123	373	140

Items included in taxation
US tax reform	354	—	—	—	—
UK transfer pricing settlement	(143)	—	—	—	—
UK industrial building allowance	(21)	—	—	—	—
Tax credit on exceptional operating items	13	11	7	51	99
Tax on sale of businesses	—	(7)	49	—	—

	203	4	56	51	99

Exceptional items in continuing operations	75	(18)	12	155	(188)
Discontinued operations net of taxation (note 3)	—	(55)	—	—	(83)

Exceptional items	75	(73)	12	155	(271)

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

		Year ended 30 June
		2018	2017	2016	2015	2014
		pence	pence	pence	pence	pence
Per ordinary share	Interim	24.90	23.70	22.60	21.50	19.70
	Final	40.40	38.50	36.60	34.90	32.00

	Total	65.30	62.20	59.20	56.40	51.70

		$	$	$	$	$

Per ADS	Interim	1.39	1.18	1.27	1.28	1.31
	Final	2.12	2.02	1.85	2.14	2.06

	Total	3.51	3.20	3.12	3.42	3.37

Note: Subject to shareholders’ approval the final dividend for the year ended 30 June 2018 will be paid on 4 October 2018, and payment to US ADR holders will be made on 10 October 2018. In the table above, an exchange rate of £1 = $1.31 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 10 October 2018.

5. Net borrowings Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

6. Share capital As at 30 June 2018 there were 2,695 million ordinary shares of 28 101/108 pence each in issue with a nominal value of £780 million. For the four years ended 30 June 2017 there were 2,754 million ordinary shares of 28 101/108 pence each in issue with a nominal value of £797 million.

In the year ended 30 June 2018 the group purchased 58.9 million ordinary shares (representing approximately 2.1% of the issued ordinary share capital) at an average price of £25.43 per share, and an aggregate cost of £1,507 million (including £9 million of transaction costs) under a share buyback programme. The shares purchased under the share buyback programme were cancelled.

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

	Year ended 30 June
	2018 $	2017 $	2016 $	2015 $	2014 $
Year end	1.32	1.30	1.32	1.57	1.71
Average rate(i)	1.35	1.27	1.47	1.57	1.64

(i)	The average of the noon buying rates on the last business day of each month during the year ended 30 June.

Historical information (continued)

The following table shows period end, high, low and average US dollar/pound sterling noon buying exchange rates by month, for the six month period to 27 July 2018, expressed in US dollars per £1. The information in respect of the month July is for the period up to and including 27 July 2018.

	2018
	July	June	May	April	March	February
	$	$	$	$	$	$
Month end	1.31	1.32	1.33	1.38	1.40	1.38
Month high	1.33	1.34	1.36	1.43	1.42	1.42
Month low	1.30	1.31	1.33	1.38	1.38	1.38
Average rate(i)	1.32	1.33	1.35	1.41	1.40	1.40

(i)	The average of the noon buying rates on each business day of the month.

The noon buying exchange rate as at 27 July 2018 was £1 = $1.31.

These rates have been provided for information only. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the consolidated financial statements. See note 1 to the consolidated financial statements for the actual rates used in the preparation of the consolidated financial statements.

Strategic report

Business description

Our business model

Diageo is a global leader in beverage alcohol with a portfolio of iconic spirits and beer brands.

We have a broad portfolio across categories and price points and our products are available in more than 180 countries. Our portfolio and geographic reach enable us to deliver sustainable performance and create value for our shareholders.

The consumer is at the heart of our business. Using world-class marketing and innovation skills, we aim to build and sustain strong brands that play a positive role in society.

Our organisation is structured in a market-based model. This means we have greater agility and can better apply our strategy in individual countries to meet the diverse needs of our consumers and customers. It also enables us to quickly identify and act on consumer trends to support growth.

We use our local and global market expertise to identify and deliver against the most valuable growth opportunities. Our global supply capabilities enable us to manufacture and distribute our brands efficiently and effectively. Where it makes sense to do so, we source and produce locally.

We are passionate about our role in society and the responsibility we have to our stakeholders, communities and the environment.

We make	We innovate	We market	We sell
We are the makers of premium spirits and beer, committed to the highest quality and standards.	Led by consumer insights, we unlock new opportunities to recruit and re-recruit consumers to our brands. We innovate with new offerings that meet changing consumer demands.	We invest in world-class marketing to responsibly build aspirational brands that resonate with our consumers.	We extend our sales reach through leading activations and advocacy to ensure our brands are part of consumer celebrations around the world.

Key highlights

Brands	Employees
200+	30,000

Production sites	Countries
150	180

How we operate

Broad portfolio

Each market has the flexibility to select the best portfolio of brands to capture unique consumer opportunities. We then invest in opportunities that we believe offer for the market the most valuable growth.

Markets

The business operates through a market-based structure so that we are able to act on local consumer insights and identify trends quickly to deliver locally relevant solutions.

Global functions, support and governance

Our markets are supported by global functional teams and a broad range of shared services which, together, drive the sharing of best practice, enhance efficiency and help build in-market capabilities. Our standards for governance, compliance and ethics are set globally.

Business description (continued)

Our people

We want all our employees around the world to reach their full potential and play their part in the success of our business. We have created a diverse and inclusive culture with shared values and a common purpose.

Our values

Passionate about consumers; be the best; freedom to succeed; proud of what we do; valuing each other.

Our role in society

We are committed to playing a positive role in society. We work to reduce alcohol harm and promote moderation, increase access to opportunities for local communities and reduce our environmental impact.

Our brands

We own two of the world’s five largest premium spirits brands, Johnnie Walker and Smirnoff, and 22 of the world’s top 100 premium spirits brands. (i)

Our geographic footprint

We have broad reach in the United States and Europe and leading positions in many of the markets that will generate most of the medium-term industry growth.

Brilliant execution

We use cutting-edge consumer insights and marketing, we innovate at scale and we develop winning relationships with our customers through distribution and sales.

Efficient supply and procurement

We work to high-quality manufacturing and environmental standards.

Financial strength

We aim to deliver strong financial returns and consistent performance.

(i)	Impact Databank Value Ratings, May 2018.

Our strategy

The global spirits category has shown resilient, long-term growth. This is being driven by population and income growth, and the increasing penetration of spirits around the world.

Our strategy is to support premiumisation in developed and emerging countries. Our broad portfolio means we can access different consumer occasions with our brands, across price points.

In developed markets, we support premiumisation through our premium core and reserve brands. These enable consumers to trade up into luxury categories.

In emerging markets, we aim to grow participation in international premium spirits. To support this, we participate in mainstream spirits so consumers can access our brands at affordable price points. This also enables us to shape responsible drinking trends in markets where international premium spirits is an emerging category.

We have a global beer business, led by our premium brand Guinness. Beer is our second largest category after scotch. We have a large beer business in Africa with a portfolio that reaches across price points.

Everywhere we operate, we aim to do so in a responsible and sustainable way.

Business description (continued)

Our strategy is delivered through

Six executional priorities

Keep premium core vibrant

Our premium core brands account for roughly two-thirds of net sales. Ensuring we have a vibrant premium core is therefore critical to our overall performance.

Increase participation in mainstream spirits

Mainstream spirits is a sizeable and growing opportunity. We have invested in mainstream spirits and have a strong foundation from which to drive growth.

Continue to win in reserve

We build our reserve brands by ensuring they are available in the most influential outlets. We also build their reputations with the bartenders and consumers who set trends.

Drive innovation at scale

We build on our existing brands, anticipate new consumer occasions and create the brands of tomorrow with a focus on scale and speed.

Build an advantaged route to consumer

Consumers are at the heart of our business. Using insights, we ensure we understand where to invest our resources so that our brands are consistently presented.

Embed productivity to drive out costs and invest in growth

We are focused on every day efficiency, effectiveness and agility to reduce costs and create fuel for our growth.

Our sustainability and responsibility priorities and our commitment to governance and ethics

Creating a positive role for alcohol in society

We are committed to alcohol playing a positive role in society through our work to promote moderation and tackle alcohol misuse.

We remain focused on delivering the five Global Producers’ Commitments (i) and our own stretching 2025 targets.

(i)	For more information on the Beer, Wine and Spirits Producers’ Commitments, visit www.producerscommitments.org.

Building thriving communities

We want to continue to make Diageo a great, safe and diverse place to work for our people. We want to build sustainable supply chains and create programmes that empower communities and individuals and increase their access to opportunity.

Reducing our environmental impact

We are dependent on the natural resources we share with the communities around us and with the wider world. We are working to reduce our impact in the areas of water, carbon, packaging and waste.

Highest standards of governance and ethics

We are constantly looking for ways to strengthen our culture of integrity and help our people make the right choices. For example, we have further enhanced our third-party due diligence programme, Know Your Business Partner. The new technology we have adopted globally enables stronger central oversight, ensures a greater impact on risk and is easy to use for us and our partners.

Business description (continued)

Outcomes of our strategy
① Efficient growth	② Consistent value creation
③ Credibility and trust	④ Motivated people

We measure progress against our strategy using the following financial and non-financial indicators
Organic net sales growth ①	Return on average	Reach and impact of	Carbon emissions ① ③
Organic operating margin	invested capital ②	responsible drinking	Employee
improvement ①	Total shareholder return ②	programmes ③ ④	engagement index ③ ④
Earnings per share before		Health and safety ③ ④
exceptional items ①		Water efficiency ① ③
Free cash flow ①

See our key performance indicators (KPIs) on pages 25-29.

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

Capacity

The locations, principal activities, products, packaging production capacity and packaging production volume of Diageo owned principal production centres in the year ended 30 June 2018 are as follows:

Location	Principal products	Production capacity in millions of equivalent units (i)	Production volume in 2018 in millions of equivalent units
United Kingdom (Spirits)	Scotch whisky, gin, vodka, rum, ready to drink	96	51
UK, Ireland (Guinness)	Beer	8	8
Ireland (Baileys)	Irish cream liqueur	12	8
Italy (Santa Vittoria)	Vodka, rum, ready to drink	11	5
Turkey	Raki, vodka, gin, liqueur, wine	8	5
United States, Canada, US Virgin Islands	Vodka, gin, tequila, rum, Canadian whisky, American whiskey, progressive adult beverages, ready to drink	52	37
Brazil	Cachaça, vodka	10	5
Mexico	Tequila	2	2
Australia	Rum, vodka, ready to drink	4	2
Singapore	Finishing centre	7	1
India	Rum, vodka, whisky, scotch, brandy, gin, wine	58	41
Nigeria	Beer	7	6
South Africa	Spirits and ready to drink	4	4
East Africa (Uganda, Kenya, Tanzania)	Beer and spirits	17	12
Africa Regional Markets (Ethiopia, Cameroon, Ghana, Seychelles)	Beer	7	4

(i)

Capacity represents ongoing production capacity. The production capacities quoted in the table are based on Diageo owned actual production levels for the year ended 30 June 2018 adjusted for the elimination of unplanned losses and inefficiencies. In addition, there are third party production arrangements with manufacturing facilities including brewers and co-packing partners licensed to produce Diageo brands

Business description (continued)

Spirits

Spirits are produced in distilleries located worldwide. The group owns 29 Scotch whisky distilleries in Scotland, two whisky distilleries in Canada and two in the United States. Diageo produces Smirnoff internationally. Ketel One and Cîroc vodkas are purchased as finished product from The Nolet Group and Maison Villevert, respectively. Gin distilleries are located in both the United Kingdom and the United States. Baileys is produced in the Republic of Ireland and Northern Ireland. Rum is blended and bottled in the United States, Canada, Italy and the United Kingdom, and is distilled and blended in the US Virgin Islands and in Australia, Venezuela and Guatemala. Raki is produced in Turkey, Chinese white spirits are produced in Chengdu, in the Sichuan province of China, cachaça is produced in Ceará State in Brazil and tequila in Mexico.

Diageo’s maturing Scotch whisky is located in warehouses in Scotland (the largest at Blackgrange holding approximately 50% of the group’s maturing Scotch whisky), its maturing Canadian whisky in La Salle and Gimli in Canada, its maturing American whiskey in Kentucky and Tennessee in the United States and maturing Chinese white spirit in Chengdu, China. In January 2017, the company announced that it would construct a brewing site for Guinness in the United States. It will be a working brewery, open to the public, in Relay, Maryland. The project adds brewing and packaging capacity and will reduce costs, mitigate risks and add format flexibility with a consumer interface via an on-site brew pub, tap room and retail store. The site will open in August 2018.

In 2017 Diageo commenced construction of a new tequila facility in Mexico. Don Julio volume has had double digit growth in recent years and requires additional capacity to support this. This facility will include a new distillery, bottling capacity expansion, wastewater treatment plant, tanking and liquid processing equipment as well as warehousing facilities for maturation, packaging materials, and finished goods warehousing and is due for completion in late 2018.

Diageo re-launched Roe & Co Irish whiskey in 2017. A new distillery in Dublin is being constructed which will include a visitor centre which is due for completion in early 2019. The distillery will represent an investment which is part of a 10-year investment strategy that includes the new distillery, casks and the construction of maturation warehouses.

In April 2018 Diageo announced a significant investment in Scotch in Scotland. This involves a new Johnnie Walker visitor experience expected to be in Edinburgh and significant investment in other visitor centres across Scotland. A total investment of approximately £150 million is expected to be spent by 30 June 2021 on 12 existing distilleries in Scotland.

Diageo owns a controlling equity stake in United Spirits Limited (USL) which is the leading alcoholic beverage company in India selling almost 77 million equivalent cases per annum of Indian Made Foreign Liquor (IMFL). USL has a significant market presence across India and operates 20 owned sites as well as a network of leased and third party manufacturing facilities in India. USL owns a number of Indian brands such as McDowell’s (Indian whisky, rum and brandy), Black Dog (scotch), Signature (Indian whisky), Royal Challenge (Indian whisky), Antiquity (Indian whisky) and Bagpiper (Indian whisky).

Beer

Diageo’s principal brewing facility is at the St James’s Gate brewery in Dublin, Ireland where the capacity was recently expanded to brew all beers sold in Europe and for global exports. In addition, Diageo has breweries in a number of African countries; Nigeria, Kenya, Ghana, Cameroon, Ethiopia, Tanzania, Uganda and the Seychelles.

Guinness flavour extract is shipped from Ireland to all overseas Guinness brewing operations which use the flavour extract to brew Guinness locally. Guinness is transported from Ireland to Great Britain in bulk to the Runcorn facility which carries out the kegging of Guinness Draught.

Guinness, Guinness Blonde, Kilkenny and Harp are brewed, under licence arrangements, by over 40 third parties across six continents with total volume of over 2 million hectolitres supplying some 70 countries worldwide.

Diageo is expanding capacity in Africa to support beer growth with the rehabilitation of the former Kisumu brewery in Kenya with an estimated investment of £100 million which will support growth of Senator Lager in the Western Kenyan region. This brewery is expected to produce 1 million hectolitres per annum and is due for completion in calendar 2018.

Business description (continued)

Ready to drink

Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, across Africa, Australia, the United States and Canada.

Property, plant and equipment

Diageo owns approximately 96% of the manufacturing, distilling, brewing, bottling and administration facilities it uses across the group’s worldwide operations. It holds approximately 4% of properties on leases in excess of 50 years. The principal production facilities are described above. As at 30 June 2018, Diageo’s land and buildings are included in the group’s consolidated balance sheet at a net book value of £1,118 million. Diageo’s two largest individual facilities, in terms of book value, are the Leven bottling, blending and warehousing facility in Scotland and St James’s Gate brewery in Dublin. Approximately 38% of the net book value of Diageo’s land and buildings are properties located in Great Britain, 12% in Ireland, 16% in the United States and 7% in India.

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

In spirits, Diageo’s major global competitors are Pernod Ricard, Beam Suntory, Bacardi and Brown Forman, each of which has several brands that compete directly with Diageo’s brands. In addition, Diageo faces competition from regional and local companies in the countries in which it operates.

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

In the year ended 30 June 2018, the group’s research and development expenditure was £36 million (2017 — £33 million; 2016 — £28 million), representing principally the cost of developing new products, from idea generation through to full product development. Research and development expenditure is generally written off in the year in which it is incurred.

Business description (continued)

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

Regulations and taxes

Diageo’s worldwide operations are subject to extensive regulatory requirements regarding production, product liability, distribution, importation, marketing, promotion, sales, pricing, labelling, packaging, advertising, antitrust, labour, pensions, compliance and control systems and environmental issues. In the United States, the beverage alcohol industry is subject to strict federal and state government regulations. At the federal level, the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department oversees the industry, and each state as well as some local authorities in jurisdictions in which Diageo sells or produces products, have regulations. Federal, state and local regulations cover virtually every aspect of its operations, including production, distribution, marketing, promotion, sales, pricing, labelling, packaging and advertising.

Spirits and beer are subject to national import and excise duties in many markets around the world. Most countries impose excise duties on beverage alcohol products, although the form of such taxation varies significantly from a simple application to units of alcohol by volume, to advanced systems based on imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories (such as Scotch whisky or bourbon) in the rate of such tariffs. Within the European Union, such products are subject to different rates of excise duty in each country, but within an overall European Union framework, there are minimum rates of excise duties that can be applied.

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

Spirits and beer are also regulated in distribution. In many countries, alcohol may only be sold through licensed outlets, both on and off-trade, varying from government or state operated monopoly outlets (for example, in Canada, Norway and certain US states) to the common system of licensed on-trade outlets (for example, licensed bars and restaurants) which prevails in much of the Western world (for example, in most US states and the European Union). In about one-third of the states in the United States, price changes must be filed or published 30 days to three months, depending on the state, before they become effective.

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

Business description (continued)

Acquisitions and disposals

Diageo has made a number of acquisitions of brands, distribution rights and equity interests and disposals in premium drinks businesses. For a description of principal acquisitions and disposals since 1 July 2015, see note 9 to the consolidated financial statements.

On 15 August 2017 Diageo completed the purchase of 100% of the share capital of Casamigos Tequila, LLC (Casamigos), a super premium tequila based in the United States, for $1,000 million (£777 million) of which $300 million (£233 million) was contingent on Casamigos achieving certain performance targets.

On 14 March 2018 Diageo completed the acquisition of Belsazar GmbH, a premium aperitif from Germany’s Black Forest.

On 2 May 2018 Diageo acquired 100% of the intellectual property of Pierde Almas, an ultra-premium mezcal.

Seasonality

Approximately 40% of Diageo’s annual net sales occur in the last four months of each calendar year.

Business description (continued)

Our brands

Our broad portfolio consists of international and local brands. Reaching across categories and price points, it enables us to participate where we believe the consumer opportunity is greatest and support consistent growth.

We own two of the five largest premium spirits brands in the world, Johnnie Walker and Smirnoff, and 22 of the world’s top 100 premium spirits brands(i).

Using local market insights, our teams select the most relevant brands from our global portfolio to meet the consumer opportunity in their market.

A selection of our brands is included in the table below.

Global giants(ii)

Our business is built around our six biggest global brands.
Johnnie Walker	Smirnoff	Baileys	Captain Morgan	Tanqueray	Guinness

Local stars(iii)			Reserve(iv)

Can be individual to any one market and provide a platform for our business to grow.			Exceptional spirits brands at above-premium price points to capture the global luxury opportunity.
Crown Royal	Yenì Raki	Shui Jing Fang	Johnnie Walker Blue Label	Bulleit Bourbon	Don Julio
Buchanan’s	JeB	Grand Old Parr	Tanqueray No. TEN	Ron Zacapa Centenario XO	Casamigos
Bundaberg	McDowell’s No. 1	Ypióca	Lagavulin	The Singleton of Glen Ord	Johnnie Walker Gold Label Reserve
Windsor	Black & White		Cîroc	Ketel One vodka	Talisker

(i)	Impact Databank Value Ratings, May 2018.
(ii)	Global giants represent 41% of Diageo net sales.
(iii)	Local stars represent 20% of Diageo net sales.
(iv)	Reserve brands represent 18% of Diageo net sales.

Business description (continued)

Our global reach

Our regional profile provides us with exposure to the greatest consumer growth opportunities in our sector.

We operate as a market-based business and have a presence in over 180 countries. Each of our markets is accountable for its own performance and for driving growth. We employ 30, 000 talented people across our global business.

% Share of net sales by region(i) 24.2% Europe and Turkey Paraguay, Uruguay and Brazil (PUB) US Spirits Mexico Diageo Beer Company USA (DBC USA) Europe Central America and Caribbean (CCA) Canada Turkey Other (principally Travel Retail) 12.3% Africa East Africa Africa Regional Markets (ARM) Nigeria South Africa Other (principally Travel Retail) Greater China India Australia South East Asia North Asia Travel Retail Asia and Middle East Andean (Colombia and Venezuela) Peru, Ecuador, Bolivia, Argentina, Chile (PEBAC) Other (principally Travel Retail) Other (principally Travel Retail) 34.0% North America 8.8% Latin America and Caribbean 20.7% Asia Paci_c

	North America	Europe and Turkey	Africa	Latin America and Caribbean	Asia Pacific
% Share by region
Volume	20.0	19.3	13.8	9.2	37.7
Net sales(i)	34.0	24.2	12.3	8.8	20.7
Operating profit before exceptional items(ii)	47.3	25.8	4.8	7.7	14.4
Operating profit(iii)	48.9	26.7	1.6	8.0	14.8
Number of responsible drinking programmes	28.0	31.0	13.0	10.0	18.0
Water withdrawal	12.0	40.0	38.0	1.4	8.6
Carbon emission(iv)	7.0	45.0	36.0	3.0	7.0
Number of employees(v)	8.9	35.2	16.4	9.2	30.3

(i)	Excluding corporate net sales of £52 million.
(ii)	Excluding exceptional operating charges of £128 million (2017 – £42 million) and net corporate operating costs of £158 million (2017 – £189 million).
(iii)	Excluding net corporate operating costs of £158 million (2017 – £189 million).
(iv)	Excludes corporate offices which account for <2% of combined impacts.
(v)	Employees have been allocated to the region in which they reside.

Business description (continued)

How we measure performance: key performance indicators

GAAP measures - Financial GAAP performance measures similar to the financial non-GAAP key performance indicators are presented below.

NET SALES GROWTH (%)	OPERATING MARGIN IMPROVEMENT (BPS)	BASIC EARNINGS PER SHARE (PENCE)
217 14.9 2016 (3.0) 2015 5.4	2017 24.4 2016 123 2015 (52)	2017 106 2016 89.5 2015 95.0
Definition	Definition	Definition
Sales growth after deducting excise duties.	The percentage point movement in operating profit, divided by net sales.	Profit attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.
Performance	Performance	Performance
Reported net sales grew 0.9%, driven by organic growth which was partially offset by adverse exchange.	Operating profit margin improved by 81 bps driven by organic growth and exchange partially offset by the impact of operating exceptional items.	Basic eps of 121.7 pence increased by 15.7 pence primarily due to organic operating profit growth, net exceptional credit and lower net finance charges which more than offset the negative impact from higher tax charge and exchange.

NET CASH FROM OPERATING ACTIVITIES (£ MILLION)	RETURN ON CLOSING INVESTED CAPITAL (%)

2017 3,132 2016 2,548 2015 2,551	2017 23.1 2016 23.2 2015 26.7
Definition Net cash from operating activities comprises the net cash flow from operating activities as disclosed on the face of the cash flow statement.	Definition Profit for the year divided by net assets at the end of the financial year.

Performance

Net cash from operating activities is broadly in line with last year. Unfavourable exchange and working capital movement, higher tax payment are broadly offset by higher organic operating profit growth and a reduction in net interest paid.

Performance Return on closing invested capital increased by 370 bps was principally due to organic operating profit growth.

Business description (continued)

We use the following 11 key performance indicators (KPIs) to measure our financial and non-financial performance.

Our KPIs measure progressagainst our strategy. Our performance against our KPIs are explained below:

Relevance to strategy

1 Efficient growth

2 Consistent value creation

3 Credibility and trust

4 Motivated people

2018 2017 2016 2015 2014 0.0 2.8 4.3 5.0 0.4 2018 2017 2016 2015 2014 24 19 37 78 77 2018 2017 2016 2015 2014 88.8 89.4 108.5 118.6 95.5

Financial ®	Financial ®	Financial ®
Organic net sales growth (%) 5.0%	Organic operating margin improvement (bps) 78bps	Earnings per share before exceptional items (pence)(i) 118.6p

Definition	Definition	Definition
Sales growth after deducting excise duties, excluding the impact of exchange rate movements, acquisitions and disposals.	The percentage point movement in operating profit before exceptional items, divided by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.	Profit before exceptional items attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.

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
Performance Organic net sales grew 5%, driven by 2.5% volume growth and 2.5% positive price/mix. Growth was broad based with all regions delivering both organic volume and net sales growth.	Performance Organic operating margin improved 78bps driven primarily by our productivity programme partially offset by higher marketing spend.

Performance

Eps before exceptional items increased 10.1 pence driven by organic operating profit growth and lower finance charges partially offset by the negative impact from exchange and higher tax expense.

More detail on page 52	More detail on page 53	More detail on page 53

Business description (continued)

2018 2017 2016 2015 2014 298 335 264 225 373 2018 2017 2016 2015 2014 1.66 1.44 1.14 1.00_ 1.66 2018 2017 2016 2015 2014 5.84 5.16 4.98 4.94_ 6.74

Non-Financial	Non-Financial	Non-Financial
Alcohol in society (number of responsible drinking programmes) 225	Health and safety (lost-time accident frequency per 1,000 full-time employees) 1.00	Water efficiency(iii) (l/l) 4.94l/l

Definition	Definition	Definition
Number of programmes supported by Diageo that aim to reduce harmful drinking.	Number of accidents per 1,000 full-time employees and directly supervised contractors resulting in time lost from work of one calendar day or more.	Ratio of the amount of water required to produce one litre of packaged product.

Why we measure

We put our resources and skills into programmes that encourage a responsible attitude to alcohol and are effective in preventing and reducing alcohol misuse, and we work with others to maximise impact. Evaluating the impact of our programmes is challenging, but essential in ensuring we properly address the risk of harm to consumers or communities.

Why we measure Safety is a basic human right: everyone has the right to work in a safe environment, and our Zero Harm safety philosophy is that everyone should go home safe, every day, everywhere.

Why we measure

Water is the main ingredient in all of our brands. To sustain production growth, address climate change risk and respond to the growing global demand for water while scarcity increases, we aim to improve efficiency, minimising our water use particularly in water-stressed areas.

Performance

We continued to concentrate our efforts on those programmes that deliver the biggest impact, thereby supporting fewer programmes. We evaluated the effectiveness of our programmes in 89% of our top 18 (ii) countries. We share case studies of how we evaluate our programmes on www.diageo.com. This is the last year we will be reporting on this indicator. During the year, we launched a new alcohol in society strategy, as discussed on page 117. We will report on KPIs against this strategy next year.

Performance

We achieved a milestone safety performance level of 1.00 lost-time accidents (LTAs) per 1,000 employees, two years ahead of our original 2020 plan. This represents a 12% reduction in LTA compared with 2017. We continued our focus on markets in particular need of improvement, embedding compliance to our core standards and programmes, while maintaining strong performance in our more established markets.

Performance Water efficiency improved by 0.8% compared to 2017, and 40.3% versus our 2007 baseline, with particular progress in markets with sites in water-stressed locations.
More detail on page 37	More detail on page 127	More detail on pages 37-38

Business description (continued)

2018 2017 2016 2015 2014 1,963 2,097 2,663 2,523 1,235 2018 2017 2016 2015 2014 12.3 12.1 13.8 14.3 14.1 2018 2017 2016 2015 2014 2 17 12 23 2

Financial ®	Financial	Financial ®
Free cash flow (£ million) £2,523m	Return on average invested capital (ROIC) (%) 14.3%	Total shareholder return (%) 23%

Definition	Definition	Definition
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

Performance

Free cash flow continued to be strong at £2.5 billion. Operating profit growth was largely offset by increased investment in maturing stock and lower operating working capital improvements year on year.

Performance ROIC before exceptional items increased 48bps as organic operating profit growth was partially offset by the impact from acquisitions and disposals and higher underlying tax charges.

Performance

Diageo delivered total shareholder return of 23% as dividends increased, own share buyback programme of £1.5 billion was executed and the share price benefited from underlying business improvements.

More detail on page 54	More detail on page 55

Business description (continued)

2018 2017 2016 2015 2014 731 672 633 627_ 790 2018 2017 2016 2015 2014 75 77 75 76 73

Non-Financial	Non-Financial
Carbon emissions(iv) (1,000 tonnes CO2e) 627	Employee engagement index (%) 76%

Definition Absolute volume of carbon emissions, in 1,000 tonnes.	Definition Measured through our Values Survey; includes metrics for employee satisfaction, loyalty, advocacy and pride.

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

Performance Carbon emissions reduced by 1.0% in 2018, and by 40.8% against the 2007 baseline despite increased production volumes.

Performance

94% of our people participated in our Values Survey (22,826 of the 24,214 invited). 76% were identified as engaged, an increase of 1% on last year. 90% declared themselves proud to work for Diageo, up 1% on 2017.

More detail on pages 131-132	More detail on page 129

Remuneration

Some KPIs are used as a measure in the incentives plans for the remuneration of executives. These are identified with the symbol ®.

See our Directors’ remuneration report from page 172 for more detail.

(i)	For reward purposes this measure is further adjusted for the impact of exchange rates and other factors not controlled by management, to ensure focus on our underlying performance drivers.
(ii)	We now report on our top 18 countries as opposed to 19, as a result of selling our Red Stripe business in Jamaica. Our top countries are identified as those with the highest net sales.
(iii)	In accordance with Diageo’s environmental reporting methodologies data for each of the four years in the period ended 30 June 2017 has been restated.
(iv)	In accordance with Diageo’s environmental reporting methodologies and WRI/WBCSD GHG Protocol, data for each of the four years in the period ended 30 June 2017 has been restated.

Business description (continued)

Chairman’s statement

The entrepreneurial spirit, embodied by many of our brands’ founders, is very much alive in today’s Diageo. Our culture and values will continue to drive performance and help attract and retain the best talent. There is more work to do, but Diageo is an increasingly agile, efficient, consumer-centric business.

Recommended final dividend per share
2018: 40.4p h5%
2017: 38.5p
Total dividend per share(i)
2018: 65.3p h5%
2017: 62.2p
Total shareholder return (%)
2018: 23%
2017:12%

(i)	Includes final recommended dividend of 40.4p.

This year’s performance demonstrates the consistent and rigorous execution of our strategy and is testimony to the passion and commitment of all our people around the world. My thanks to everyone at Diageo for another year of progress.

Culture

We are seeing the benefits of the transformation of the company under Ivan’s leadership. The entrepreneurial spirit, embodied by many of our brands’ founders, is very much alive in today’s Diageo. Our culture and values will continue to drive performance and help attract and retain the best talent. There is more work to do, but Diageo is an increasingly agile, efficient, consumer-centric business.

Opportunities for growth

We are a global leader with an enviable portfolio of brands and an extensive geographical footprint. We will seize the opportunities presented by demographic change and rising incomes that allow people to choose premium brands. These are trends that make total beverage alcohol a very attractive sector for growth. Spirits continue to take share from wine, premium beer continues to outperform mainstream beer and people want to drink better, not more. We expect 730 million new consumers(i) will be able to afford international premium spirits over the next 10 years, driving growth in our business and creating long-term value for all our stakeholders.

(i)	Euromonitor 2015 and internal analysis.

The global environment

We find combined economic and political challenges around the world, including questions about international trade and future partnerships between countries. Diageo is experienced in navigating volatility. Our broad portfolio, geographic footprint and leadership position in many markets, together with the flexibility of our operating model, enable us to adapt well to change.

We continue to prepare for all scenarios around the United Kingdom’s exit from the European Union in 2019 and are taking Brexit in our stride. We look forward to agreement on a final deal that will provide stability for our workforce and business operations in the United Kingdom and the European Union, as well as clarity on existing and future trade deals between countries. As one of the United Kingdom’s most important manufacturing export companies, we are working with the UK government to ensure our priorities are well understood.

Business description (continued)

Creating value

Looking in more detail at the drivers of performance, we have made further good progress toward our medium term guidance and across the four areas in which we measure our performance: efficient growth, value creation, credibility and trust, and motivated people. Our value creation KPIs, return on average invested capital (ROIC) and total shareholder return (TSR) both increased, to 14.3% and 23%, respectively, this year. Progress has also been made across our efficient growth KPIs.

We continue to target dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) of between 1.8 and 2.2 times. The recommended final dividend is 40.4 pence per share, an increase of 5%. This brings the recommended full year dividend to 65.3 pence per share and dividend cover to 1.8 times. We continue to expect to maintain dividend increases at a mid-single digit rate until our dividend cover is comfortably back in range.

Subject to shareholder approval, the final dividend will be paid to UK shareholders on 4 October 2018. Payment will be made to US ADR holders on 10 October 2018.

Earlier this year, we completed the purchase of 58.9 million shares, returning £1.5 billion to shareholders. Having delivered another year of strong cash flow generation, the Board approved an additional share buyback programme of up to £2.0 billion during fiscal 2019.

Our role in society

Making a positive contribution to society is central to our purpose. Social philanthropy played a big part in the lives of the founders of many of our brands and we have a long track record of supporting the communities around us through targeted programmes, as well as creating jobs and increasing prosperity.

We believe that promoting a positive role for alcohol in society and fostering inclusive growth through our value chain are fundamental to achieving our long-term performance goals. Ivan outlines in more detail how we have developed our alcohol in society strategy to deliver more. I am proud of the work Diageo continues to do in helping to reduce alcohol harm and I am pleased to see the wholehearted commitment across the company to stretching targets that will deliver even greater impact.

Our broader sustainability and responsibility framework is embedded in our business strategy and focused on targets for non-financial performance, which are included in this report (see pages 115-130).

Diversity and inclusion

We know that for our business to thrive, we depend on diverse talent and thinking with a range of backgrounds, skills and capabilities. Our employees must reflect our broad consumer base. We believe diversity is one of the key enablers that helps our business to grow and I am particularly proud that Diageo has focused on achieving greater diversity at the most senior levels: women currently make up 50% of our Board.

The Executive Committee is a team of highly successful men and women representing six different nationalities, speaking multiple languages and all having lived and worked in countries across the globe. 40% of the Executive Committee are women.

I am pleased that we are also receiving recognition for our diversity. In January 2018, Diageo was recognised by the Bloomberg Gender-Equality Index for our performance and disclosure around gender equality and we ranked fifth in the Thomson Reuters Global Diversity and Inclusion Index. In November 2017, Diageo ranked third in the FTSE 100 for ‘women on boards and in leadership’ in the Hampton-Alexander Review. And Diageo was named joint first in the FTSE 100 ‘companies with female executive directors’, in the Female FTSE Board Report 2017 from Cranfield University School of Management.

Our intent is to have our senior leadership team 35% female by 2020, with an increase to 40% by 2025. This figure currently stands at 34%.

Business description (continued)

Celebrating our inclusive and diverse culture is core to Diageo’s purpose of ‘celebrating life, every day, everywhere’. This purpose is inclusive in nature, valuing everybody irrespective of background, religion, sexuality or ethnicity.

Our commitment to fostering greater inclusion and diversity can also be seen through our brands: Smirnoff’s ‘We’re Open’ campaign supports LGBT inclusivity. In May, Diageo also pledged support to the United Nation’s Global LGBTI Standards of Conduct for Business.

Board changes

In April 2018, we announced the appointment of Susan Kilsby as a Non-Executive Director. Susan’s expertise in finance and M&A make her contributions a valuable addition to the Board’s deliberations.

In March, we agreed with Ursula Burns that her appointment as Non-Executive Director would be delayed. The delay is a result of her ongoing commitments at VEON Ltd, where she is currently Executive Chairman on an interim basis. We look forward to welcoming Ursula to the Board in due course.

The future

Diageo is a global leader in a highly attractive industry, in which the increasing number of legal purchasing age consumers continue to trade up. It is also a business with a long cycle, as it takes time to build brands sustainably.

The consistent execution of strategy has delivered further progress this year and the Board and Executive leadership remain fully committed to building long-term value.

Javier Ferrán

Chairman

Business description (continued)

Chief Executive’s statement

Diageo is becoming a great blend of every day efficiency and reinvestment in our brands. Our results reflect the high performance culture we have created in the company, as well as the ongoing rigorous execution of our strategy. We are more consumer focused and our ability to move swiftly on trends and insights means we are better placed to capture opportunities and deliver sustained growth.

Volume movement	Organic volume movement
2018: i 0.7% 2017: i 1.7%	2018: h 2.5% 2017: h 1.1%
Net sales movement	Organic net sales movement
2018: h 0.9% 2017: h 14.9%	2018: h 5.0% 2017: h 4.3%
Operating profit movement	Organic operating profit movement
2018: h 3.7% 2017: h 25.3%	2018: h 7.6% 2017: h 5.6%

I am pleased to report another year of strong and consistent performance. I am proud of our people’s passion and engagement, and want to thank all 30,000 colleagues for their commitment to our purpose and values, and for the spirit with which they are making Diageo a stronger business.

Performance

We have become a more efficient, agile company, through the rigorous execution of our strategy and by capitalising on established trends: consumers in developed markets are moving to better quality, more premium brands; those in emerging markets are also trading up into spirits. Of course, while we are one of the largest distillers in the world, beer is also an important part of our business and accounted for 16% of our net sales. It is the second largest category for Diageo after scotch, and Guinness, our premium beer, is growing strongly.

Organic net sales were up 5%, driven by volume growth and strong price/mix. Growth was broad based across categories and regions, including our three focus areas: scotch, US Spirits and India. Organic operating margin expanded by 78bps. We delivered organic operating profit growth of 7.6% and increased investment behind our brands by 7%.

All our regions delivered growth in net sales, as did all categories, with the exception of vodka. Our global giant brands grew 4%, with Johnnie Walker up 5%, Tanqueray up 15%, Guinness up 5%, Baileys up 6% and Captain Morgan up 2%. Smirnoff organic net sales were down 2%, driven predominantly by US Spirits and Europe, as well as competitive pressure in South Africa. Our local stars were up 6% and reserve was up 14%, with particularly strong performances from Chinese white spirits and Don Julio, up 63% and 39%, respectively.

We have a broad portfolio across geographies and categories, which provides a natural hedge against challenging conditions in some countries, such as Cameroon and Ethiopia, this year. In Ethiopia, currency devaluation, changes in the competitive environment and political unrest created a difficult operating environment.

Earnings per share before exceptionals were up significantly again this year, increasing 9.3%. This was primarily driven by organic operating profit growth.

We delivered another year of strong consistent free cash flow performance, delivering £2.5 billion. I am pleased with our continued focus on driving working capital efficiency and the progress we made on average working capital.

Business description (continued)

Our focus areas

Scotch net sales grew 2% and US Spirits and India grew 3% and 9%, respectively. In scotch, Johnnie Walker had another strong year with 5% organic net sales growth. However, we know we have more to do on malts and local stars, Buchanan’s and Old Parr.

In US Spirits, share gains were made across all key brands, except vodka. Net sales were down 3% in vodka and although there were early signs of improvement in Ketel One vodka and Cîroc vodka, we know we have more to do. A stronger performance in India reflected a more stable operating environment in the second half, following a year of challenges brought about by regulatory headwinds.

Creating value

We have developed a better understanding of how our consumers celebrate life with our brands. Alongside improved performance, we are creating long-term value by building brands that consumers love. It requires insight, time and investment. The consistency in our execution is supported by a blend of creativity, data and analytics.

Our insights have led to the development of some exciting innovations. In the US Spirits, we launched Ketel One Botanicals, in response to increasing interest in natural ingredients. Distilled with real botanicals and infused with natural fruit and botanical essences, Ketel One Botanicals has no artificial flavours and sweeteners and no added sugars. It is made with 100% non-GMO grain and is 30% ABV. In Great Britain, Gordon’s Premium Pink Distilled Gin has become the number one new product launch in spirits and the most successful new spirits launch of the last decade(i) Overall, our brands continue to receive many accolades: at the San Francisco World Spirits Competition, we were awarded 72 medals, including three Best in Class and 12 Double Gold.

Increasingly, we find consumers want a greater and more personal connection to the brands they admire. In response to this, we recently announced plans for a state-of-the-art Johnnie Walker immersive visitor experience in Edinburgh and a new Bulleit Bourbon Visitor Centre in Kentucky.

(i)	Based on £RSV in the first 14 weeks since launch in the off-trade only. Data provided from Nielsen Scantrack and dated back to 1 June 2007.

Scotch 25% Vodka 11% US Whiskey 2% Canadian Whisky 7% Rum 7% IMFL Whisky 5% 2018 net sales by category (%) Liqueurs 5% Gin 4% Tequila 3% Beer 16% Ready to drink 6% Other 9%

Business description (continued)

Diageo in society

A company that wishes to be truly sustainable must strive to have the most positive impact it can on society. For Diageo, this means developing the most talented and engaged employees; investing and innovating to ensure we are environmentally sustainable; creating a positive role for alcohol around the world; and investing in the community with programmes that support job creation, access to clean water and women’s empowerment.

We know the misuse of alcohol can harm individuals and communities and we are committed to promoting moderation. This year, we set out a new strategy to drive further progress globally through hard-hitting campaigns to reduce excessive consumption, drinkdriving and underage drinking. We advocate to establish laws and industry standards, such as minimum legal purchase age or drinkdriving enforcement, where these are not already in place. We also continue to lead the fight against consumption of illicit and dangerous alcohol in emerging markets.

I am honoured to represent Diageo as Chairman of the CEO Group at the International Alliance for Responsible Drinking (IARD), which brings together the 11 largest alcohol producers to encourage moderation and tackle harm. This year, IARD members have committed to address the use of technology and data in digital marketing, to ensure we are targeting adult consumers in a responsible way.

Our community investment and programmes promote skills and employability, empower women and increase access to clean water. Our Learning for Life programme has reached more than 130,000 people since 2008, with training that opens up permanent and high quality job opportunities in the hospitality sector. Through our leadership of Movement to Work in the United Kingdom, our ambition is to remove barriers to employment with quality work placement opportunities for young people not in education or training.

Our Water of Life programme has reached over 10 million people in 21 countries since 2006, making a real impact on vulnerable communities. And the impact of our gender equality and empowerment programmes for women and girls is amplified across many markets through our global partnership with CARE International.

We have set ourselves stretching environmental targets, supported by capital investment. Over the last decade, we have reduced carbon emissions from our direct operations by 41% and from our entire supply chain by 23%, against our 2007 baseline. We cannot be complacent, however, as we do face challenges and it has taken longer than expected to implement certain environmental projects. We are now focused on investments in renewable energy and water efficiency, as well as our new ambition on plastics.

Outlook

Diageo is becoming a great blend of every day efficiency and reinvestment in our brands. Our results reflect the high performance culture we have created in the company, as well as the ongoing rigorous execution of our strategy. We are more consumer focused and our ability to move swiftly on trends and insights means we are better placed to capture opportunities and deliver sustained growth.

We are on track to deliver our medium term guidance of 175bps of organic operating margin expansion for the three years ending 30 June 2019 and our expectation of mid-single digit net sales growth over this period is unchanged. Diageo is a stronger company and I am confident that we continue to make progress toward our ambition to be one of the best performing, most trusted and respected consumer products companies in the world.

Ivan Menezes

Chief Executive

Business description (continued)

Market dynamics

Consumer behaviour and the occasions on which people choose to drink alcohol are constantly evolving; as are regulatory environments and stakeholder expectations. We have a strong platform to seize new opportunities and unlock growth in our markets. This is based on our diverse portfolio, geographic footprint, business model and commitment to creating a positive role for alcohol and our business in society.

The global alcohol market: broad-based, growing, and profitable

500 million new legal purchase age consumers are expected to come to the market over the next decade.	730 million more consumers are expected to be able to afford international style spirits over the next decade.	52% of the global alcohol market by volume, is spirits.	6 billion equivalent units of alcohol sold each year.	£300 billion of net sales.

Key trends

Moderate, responsible drinking is part of a balanced lifestyle in many societies around the world, deeply rooted in local rituals and customs. How alcohol is consumed varies as widely as the cultures and conditions in which people live. As society and consumer tastes change, so do alcohol markets. Anticipating, shaping and responding to the trends behind those changes are key to delivering our strategy.

Consumers want to drink better, not more

Consumers in developed markets are seeking to drink better, not more. They are increasingly interested in trying new brands and categories, and are prepared to pay more for products of superior quality, craftsmanship and provenance. Our premium core and reserve portfolios cater to this trend. Brands such as Johnnie Walker offer a ladder to increasing luxury through price, liquid age and provenance.

In emerging markets, increasing wealth means consumers are also seeking to ‘trade up’ into international spirits brands. This trend provides an opportunity to offer international premium spirits, such as, Johnnie Walker Black Label, to consumers.

The world’s informal alcohol market accounts for 25% of alcohol sales globally with emerging markets accounting for a large proportion of this. Informal alcohol poses risks to consumer health and negatively impacts tax revenues. Our mainstream spirits, such as McDowell’s No.1 in India and Smirnoff X1 in Nigeria (more on page 17), provide safer products at affordable price points.

Balanced lifestyles

Consumers across markets are demanding a broader range of products that cater to different occasions and lifestyles. Based on our insights, we are innovating and investing in our brands to ensure we can meet consumer expectations.

This year, in the United States we launched Ketel One Botanicals, which has a 30% ABV, no carbohydrates, no artificial flavours and sweeteners and no added sugars. We also launched Guinness Open Gate Pure Brew in Ireland. Pure Brew is a 0.5% alcohol by volume (ABV) lager. In June, we launched Gordon’s Ultra Low Alcohol Gin and Tonic flavoured drink in Great Britain, Spain, Belgium, Sweden and the Netherlands. Gordon’s Ultra Low Alcohol has less than 0.5% ABV and 68 calories per serve.

Consumers are socialising differently

Through data and insights, we have identified a shift from late-night drinking to more casual occasions that often include food and an increase in new types of consumption occasions, such as festivals.

The rise of the aperitif occasion also reflects this trend. In 2018, we acquired Belsazar, a premium vermouth aperitif.

Business description (continued)

Belsazar is the first brand to graduate from Distill Ventures (DV), our externally managed accelerator programme. DV builds on our skills and knowledge to support entrepreneurs in the development and financing of new brands. In addition to our own innovation, DV seeks to tap into new and emerging categories.

Continuing geopolitical uncertainty

The global economy continues to be subject to political instability and changes in economic variables.

Our global scale and broad portfolio of brands help provide a natural hedge. Our market-based model also enables us to identify and respond quickly to local dynamics.

Consumers are able to trade up or down depending on the economic environment. As a result macro-economic trends are key considerations for our risk planning.

Earning trust and respect

Earning trust and respect are core elements of our performance ambition and at the heart of our purpose of ‘celebrating life, every day, everywhere’. Like our brands, which have been part of communities around the world for hundreds of years, we invest for the long term. Our programmes aim to empower communities and individuals everywhere that we source, produce and sell.

Creating a positive role for alcohol in society, promoting inclusivity and reducing environmental impacts are priorities owned by everyone at Diageo and a source of pride for our employees. All our work is underpinned by a framework of policies that ensures we do business with integrity and respect for human rights (more on page 138).

Alcohol in society

The majority of people who choose to enjoy alcohol do so moderately and responsibly. We are clear that we want to meet the demands of those consumers by offering them opportunities to drink better, not more.

We aim to be a leader in creating a positive role for alcohol in society and in embedding our commitment to promoting moderation and tackling misuse in everything we do. To achieve this, we work in partnership with governments and industry organisations around the world. We do this to increase our impact on reducing harmful drinking, promoting moderation and advocating for industry standards. We focus on the most material issues, where we can have the greatest impact in reducing harm: drink driving, underage drinking and excessive drinking. Our new strategy is in line with the United Nation’s and the World Health Organization’s (WHO) goals of reducing harmful drinking by 10%.

It is described in more detail on page 117.

The beverage alcohol industry is highly regulated. That regulation varies widely between countries and jurisdictions. We comply with all laws and regulations, wherever we operate, as a minimum requirement. We also advocate for laws and industry standards, including minimum legal purchase age laws and maximum blood-alcohol concentration driving limits, in countries where these are not already in place. At the same time, we advocate against measures that are not based on evidence or which could have unintended consequences, such as pushing consumers toward illicit alcohol, which can be a risk to public health.

Climate change and water stress

All businesses, especially those that rely on agricultural raw materials and water, are subject to environmental risks. Climate change, and the linked issue of water risk, can have particularly significant impacts on our wider value chain and associated communities. While not yet having a material impact, we have seen this in Brazil, where sugar cane farming for Ypióca was affected by lower rainfall, and in Cameroon, where the sorghum we use for brewing was needed for food when adverse weather reduced the harvest. This is where our environmental strategy, described in more detail on page 131, is critical to our long-term business. Our programmes reduce carbon emissions and water use throughout our value chain, alongside reductions in waste and packaging and the use of more sustainable packaging materials. We are investing further in water efficiency and carbon reduction in key markets such as Scotland and East Africa, where water stress is particularly acute. We are already integrating management of climate-related issues into our mainstream business operations. We will report more information on this and measures to support resilience in the future, reinforcing our transparency on climate change risks.

Business description (continued)

Our Water Blueprint defines our approach to water stewardship. It prioritises the water-stressed areas shown in the map below. Along with improving water efficiency, we are replenishing the water used in water stressed areas, supporting catchment area management to benefit all water users and helping farmers improve water management in agriculture.

Diageo sites located in water-stressed areas Sites 1 Kenya Brewing, Nairobi 2 East Africa Maltings, Nairobi 3 Seybrew, Seychelles 4 SA Cider, South Africa 5 Phelindaba Brewery, South Africa 6 Butterworth Brewery, South Africa 7 Khangela Brewery, South Africa 8 Isithebe, South Africa 9 Tlokwe, South Africa 10 Isipingo, South Africa 11 Moshi, Tanzania 12 Dar es Salaam, Tanzania 13 Mwanza, Tanzania 14 UBL, Kampala, Uganda 15 IDU, Kampala, Uganda 16 Accra, Achimota, Ghana 17 Kumasi, Kaasi, Ghana 18 Ogba, Lagos, Nigeria 19 Paraipaba, Ceará, Brazil 20 Agricultural lands, Ceará, Brazil 21 Messejana, Brazil 22 Maracanaú, Brazil 23 Meta Abo, Ethiopia 24 Marracuene, Mozambique India 25 Alwar, Rajasthan 26 Aurangabad, Maharashtra 27 Baddi, Himachal Pradesh 28 Baramati, Maharashtra 29 Four Seasons Winery, Maharashtra 30 Hospet, Karnataka 31 Kumbalgodu, Karnataka 32 Malkajgiri, Telangana 33 Meerut, Uttar Pradesh 34 Nacharam, Telangana 35 Pathankot, Punjab 36 Pioneer, Maharashtra 37 Rosa, Uttar Pradesh 38 Serampore, West Bengal 39 Sovereign, Karnataka 40 Tern, Andhra Pradesh 41 Udaipur, Rajasthan

Business description (continued)

Risk factors

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

Risks related to the global economy

Diageo’s business may be adversely impacted by unfavourable economic, political, social or other developments and risks in the countries in which it operates

Diageo may be adversely affected by unfavourable economic developments in any of the countries where it has distribution networks, marketing companies or production facilities. In particular, Diageo’s business is dependent on general economic conditions in its most important markets, including in the United States and in the United Kingdom and the other countries that form the European Union. A significant deterioration in economic conditions globally or in any of Diageo’s important markets, including economic slowdowns or recessions, inflationary pressures and/or disruptions to credit and capital markets, could lead to decreased consumer confidence and consumer spending more generally, thus reducing demand for Diageo’s products. Unfavourable economic conditions could also negatively impact Diageo’s customers, suppliers and financial counterparties, who may experience cash flow problems, increased credit defaults or other financial issues, which could lead to customer destocking as well as an increase in Diageo’s bad debt expense. In addition, volatility in the credit and capital markets caused by unfavourable economic developments and uncertainties could result in a reduction in the availability of, or an increase in the cost of financing to, Diageo. Diageo’s business could also be affected by other economic developments such as fluctuations in currency exchange rates, the imposition of any import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, duties or other restrictions or barriers imposed on the import or export of goods between territories, including but not limited to, imports into and exports from the United States, Canada, Mexico, the United Kingdom and/or the European Union), or any restrictions on the repatriation of earnings and capital. Any of these developments may have a material adverse effect on Diageo’s business and financial results.

Diageo’s operations are also subject to a variety of other risks and uncertainties related to its global operations, including adverse political, social or other developments. Political and/or social unrest or uncertainties (including in relation to the United Kingdom’s withdrawal from the European Union), disease outbreaks, natural disasters, politically-motivated violence and terrorist threats and/or acts, including those which are specifically directed at the alcohol industry, may also occur in countries where Diageo has operations. Any of the foregoing could have a material adverse effect on Diageo’s business, financial condition and performance.

Many of the above risks are heightened, or occur more frequently, in emerging markets. A substantial portion of Diageo’s operations is conducted in emerging markets, which represented approximately 42% of Diageo’s net sales for the year ended 30 June 2018. In general, emerging markets are also exposed to relatively higher risks of liquidity constraints, inflation, devaluation, price volatility, currency convertibility, corruption, crime and lack of law enforcement, expropriation of assets, and sovereign default, as well as additional legal and regulatory risks and uncertainties. Developments in emerging markets can affect Diageo’s ability to import or export products and to repatriate funds, as well as impact levels of consumer demand (for example, in duty free outlets at airports or in on-trade premises in affected regions) and therefore Diageo’s levels of sales or profitability. Any of these factors may affect Diageo disproportionately or in a different manner from its competitors, depending on Diageo’s specific exposure to any particular emerging market, and could have a material adverse effect on Diageo’s business and financial results.

Business description (continued)

The United Kingdom’s withdrawal process from the European Union may continue to result in a sustained period of economic and political uncertainty and complexity, and may have a negative impact on economic conditions in Europe and on Diageo’s business and financial results

Diageo is headquartered in the United Kingdom and has significant production and investment in Scotland. In June 2016, the United Kingdom voted by referendum to withdraw from membership in the European Union (commonly referred to as “Brexit”). The prime minister of the United Kingdom formally invoked Article 50 of the Treaty of the European Union in March 2017, thus officially initiating the negotiation process for the departure of the United Kingdom from the European Union. Although the potential impact of Brexit on Diageo’s business cannot be fully assessed until the detailed terms of the United Kingdom’s withdrawal from the European Union are finalised and the United Kingdom negotiates, concludes and implements successor trading arrangements with other countries, it is likely that this withdrawal process will continue to result in a sustained period of economic and political uncertainty and complexity. The United Kingdom’s withdrawal from the European Union could also negatively impact economic conditions in Europe more generally and have adverse effects on Diageo’s business and financial results. For instance, the negotiating process surrounding the terms of the departure of the United Kingdom from the European Union may continue to contribute to significant volatility in exchange rates and risks to supply chains across the European Union and ultimately lead to changes in market access or trading terms, including to customs duties, tariffs and/or industry-specific requirements and regulations, restrictions on the mobility of employees and generally increased legal and regulatory complexity and costs.

The withdrawal of the United Kingdom from the European Union could also have further implications for the constitutional makeup of the United Kingdom as a result of renewed discussions surrounding independence for Scotland and/or further devolved governments in Scotland and Northern Ireland following the outcome of the Brexit referendum. This could result in a further period of political uncertainty in the United Kingdom and otherwise adversely affect Diageo’s business and financial results, particularly since Diageo has substantial operations and inventory located in Scotland.

Risks related to Diageo’s industry

Demand for Diageo’s products may be adversely affected by many factors, including changes in consumer preferences and tastes and the adverse impacts of declining economies

Diageo’s portfolio of brands includes some of the world’s leading beverage alcohol brands, as well as a number of brands that are prominent in certain regional and/or country-specific markets. Maintaining Diageo’s competitive position depends on its continued ability to offer high-quality products that have a strong appeal to a wide range of consumers. Consumer preferences on a global, regional and/or local scale may shift due to a variety of factors, including changes in demographics, evolving social trends (including any shifts in consumer tastes towards locally produced small-batch craft products), changes in travel, vacation or leisure activity patterns, weather conditions, public health regulations and/or a downturn in economic conditions, any or all of which may reduce consumers’ willingness to purchase luxury or premium branded products or to purchase products from large producers such as Diageo. Economic pressures could also cause consumers to choose products which have lower price points, including those of Diageo’s competitors, which may have an adverse effect on Diageo’s business and financial results. The competitive position of Diageo’s brands, as well as Diageo’s reputation more generally, could also be adversely affected by any failure by Diageo to provide consistent, reliable quality in its products or in its service levels to customers.

In addition, the social acceptability of Diageo’s products may decline due to negative publicity surrounding, and/or public concerns about, alcohol consumption. Such concerns could also result in regulatory action, litigation or customer complaints against companies in the beverage alcohol industry and have an adverse effect on Diageo’s business and financial results.

Diageo’s business has historically benefited from the launch of new products or variants of existing brands, and continuing product innovation and the creation of variants to existing brands remain significant elements of Diageo’s growth plans. The launch and ongoing success of new products is inherently uncertain, especially with respect to such products’ initial and continuing appeal to consumers. The failure to successfully launch a new product or a variant of an existing brand can give rise to inventory write-offs and other costs, as well as negatively impact the consumer perception of and thus the growth of an existing brand. There can be no assurance of Diageo’s continuing ability to develop and launch successful new products or variants of existing products, or to ensure or extend the profitable lifespan of its existing products.

Business description (continued)

Diageo is subject to litigation specifically directed at the beverage alcohol industry, as well as to other litigation

Companies in the beverage alcohol industry are, from time to time, exposed to class action or other private or governmental litigation relating to product liability, alcohol advertising, alcohol abuse problems or other health consequences arising from the misuse of alcohol. Diageo may also be subject to litigation arising from legacy and discontinued activities, as well as other litigation in the ordinary course of its operations, including in connection with the acquisition or disposal of businesses or other assets. Diageo is further subject to the risk of litigation, enforcement or other regulatory actions by tax, customs, competition, environmental, anti-corruption and other relevant regulatory authorities, including with respect to the methodology for assessing importation value, transfer pricing or compliance matters. Diageo’s listing in the United States may also expose it to a higher risk of securities-related class action suits, particularly following any significant decline in the price of Diageo’s securities. Any such litigation or other actions may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and/or impact the ability of management to focus on other business matters, thus adversely affecting Diageo’s business and financial results. For additional information with respect to legal proceedings, including certain litigation in India arising from Diageo’s acquisition of USL, see “Additional information for shareholders—Legal proceedings” and note 18 to the consolidated financial statements.

Diageo is subject to tax uncertainties, including changes in tax obligations, tax laws, regulations and interpretations, as well as enforcement actions by tax authorities

Changes in the political and economic climate have resulted in an increased focus on tax collection in recent years, and tax authorities are showing an increased appetite to challenge the methodology used by multinational enterprises, even where a company complies with international best practice guidelines. Changes in tax law (including tax rates), tax treaties, accounting policies and accounting standards, including as a result of the Organisation for Economic Co-Operation and Development’s review of base erosion and profit shifting and the European Union’s anti-tax abuse measures, combined with increased investments by governments in the digitisation of tax administration, could also result in increased levels of audit activity, investigations, litigation or other actions by relevant tax authorities. For example, as discussed in note 18 to the consolidated financial statements, in October 2017 the European Commission opened a state aid investigation into the Group Financing Exemption (as introduced in legislation by the British government in 2013) available under the UK controlled foreign company rules, which could lead to liability for Diageo and other similarly-situated companies if the preliminary findings of the European Commission’s investigation into the UK exemption are upheld. Any such investigations, litigation or other actions may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and as a result, adversely impact Diageo’s business and financial results. For additional information with respect to legal proceedings, see ‘Additional information for shareholders — Legal proceedings’ and note 18 to the consolidated financial statements.

Beverage alcohol products are also subject to national excise, import duty and other types of direct and indirect taxes in most countries around the world, most of which are specific to individual jurisdictions. Increases in any such taxes could have a material adverse impact on Diageo’s revenue from sales or its margin, either through reducing the overall level of beverage alcohol consumption and/or by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

In addition to the above, other changes in tax law (including increases in tax rates), tax treaties, related accounting policies and accounting standards could also increase Diageo’s cost of doing business and lead to a rise in Diageo’s effective tax rate, thus adversely affecting Diageo’s business and financial results.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect Diageo’s business or operations, and water scarcity or water quality issues could negatively impact Diageo’s production costs and capacity

There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse effect on global temperatures, weather patterns and the frequency and severity of extreme weather-related events and disasters (including hurricanes). In the event that climate change, or legal, regulatory or market measures enacted to address such climate change, has a negative effect on agricultural productivity in the various regions from which Diageo procures its raw materials, Diageo may be subject to decreased availability or increased prices for a number of raw materials that are necessary in the production of Diageo’s products, including sugar, hops, cereals, agave, grapes and cream.

Business description (continued)

Water, which is the main ingredient in substantially all of Diageo’s products, is also a limited resource in many parts of the world. As demand for water continues to increase, and as water becomes scarcer and the quality of available water deteriorates, Diageo may be affected by increased production costs (including due to increases in certain water-related taxes) or capacity constraints, which in turn could adversely affect Diageo’s business and financial results.

Any increases in the cost of production could affect Diageo’s profitability

The components that Diageo uses for the production of its beverage alcohol products are largely commodities that are subject to price volatility caused by factors outside of Diageo’s control, including changes in global and regional supply and demand, weather and/or agricultural conditions, fluctuations in relevant exchange rates and/or governmental controls. Fluctuations in the prices of various commodities, including energy prices, may result in unexpected increases in the cost of the raw materials Diageo uses in the production of its products, including the prices of the agricultural commodities, flavourings and other ingredients necessary for Diageo to produce its various beverages, as well as glass bottles and other materials used as packaging, thus increasing Diageo’s production costs. Diageo may also be adversely affected by shortages of any such materials, by increases in energy costs resulting in higher transportation, freight or other related operating costs, or by inflation in any of the jurisdictions in which it produces its products. Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume of products sold and/or decreased operating profit.

Risks related to regulation

Regulatory decisions and changes in the legal, and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities

Diageo’s operations are subject to extensive regulatory requirements relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, pensions, compliance and control systems, and environmental issues. Changes in any such applicable laws, regulations or governmental or regulatory policies and/or practices could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in countries where Diageo operates may impose new labelling, product or production requirements, limitations on the marketing, advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, restrictions on importation and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products. For example, in 2015, the states of Kerala and Bihar in India announced the imposition of a total ban on alcohol consumption, while, more recently, the Supreme Court of India issued a ruling prohibiting the sale of alcohol in certain outlets near highways. Legal and regulatory measures such as these have impacted, and are likely to continue to impact, the sale of Diageo’s products in India, which in turn could adversely affect Diageo’s business and financial results.

Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recalls, product seizures or other sanctions which could have an adverse effect on Diageo’s sales or damage its reputation. Any changes to the regulatory environment in which Diageo operates could also cause Diageo to incur material additional costs or liabilities, which could adversely affect Diageo’s performance.

Diageo is subject to data privacy regulations in many of the markets in which it operates, and laws and regulations in this area are developing and changing on a continual basis. For example, Diageo is subject to the General Data Protection Regulation (“GDPR”) adopted in the European Union in April 2016, which was required to be fully implemented in all member states by May 2018. Breach of any of these laws or regulations can lead to substantial penalties (including, under the GDPR, a fine of up to 4% of global turnover) and/or damage to Diageo’s reputation as well as impact Diageo’s ability to deliver on its digital productivity and growth plans.

Any failure by Diageo to comply with anti-corruption laws, sanctions, trade restrictions or similar laws or regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law, may have a material adverse effect on Diageo’s business and financial results

Diageo produces and markets its products in a global scale, including in certain countries that, as a result of political and economic instability, a lack of well-developed legal systems and/or potentially corrupt business environments, have a higher level of corruption risk than other countries. There is increasing scrutiny and enforcement by regulators in many jurisdictions of anti-corruption laws, including pursuant to the US Foreign Corrupt Practices Act and the UK Bribery Act. Such enforcement has been enhanced by applicable regulations in the United States, which offer substantial financial rewards to whistle-blowers for reporting information that leads to monetary fines.

Business description (continued)

If Diageo or any of its associates fails to comply with anti-corruption laws (including anti-bribery laws), or with existing or new economic sanctions or trade restrictions imposed by the United States, the European Union or other national or international authorities that are applicable to Diageo or such associate, Diageo may be exposed to the costs associated with investigating potential misconduct as well as potential legal liability and/or reputational damage.

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

Any investigations and lawsuits, regardless of the ultimate outcome of the proceeding, are time consuming and expensive and can divert the time and effort of Diageo’s personnel, including senior management, from its business. Adverse publicity, legal and enforcement proceedings, and enhanced government scrutiny can also have a negative impact on Diageo’s reputation. To the extent that violations of anti-corruption, sanctions and/or trade restriction laws and regulations, and/or Diageo’s internal policies and procedures, are found, or if Diageo’s internal policies and procedures are found not to comply with applicable law, possible regulatory sanctions, fines and other consequences may also be material.

Defective internal controls could adversely affect Diageo’s financial reporting and management processes, as well as the accuracy of public disclosures

Diageo has in place internal control and risk management systems in relation to its financial reporting process and its process for the preparation of consolidated financial statements. In addition, management undertakes a review of the consolidated financial statements in order to ensure that the financial position and results of the group are appropriately reflected therein. Diageo is required by the laws of various jurisdictions to publicly disclose its financial results, as well as developments that could materially affect its financial results. Regulators routinely review the financial statements of listed companies such as Diageo for compliance with existing, new or revised accounting and regulatory requirements. Should Diageo be subject to an investigation into potential non-compliance with accounting and disclosure requirements or be found to have breached any such requirements, this may lead to restatements of previously reported results and significant penalties. In addition, the reliability of financial reporting is important in ensuring that the management of a business and its results are based on reliable data. Flaws in internal control systems could adversely affect Diageo’s business and financial results, including Diageo’s ability to execute its strategy.

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

Risks related to Diageo’s business

Contamination, counterfeiting or other events could harm the integrity of customer support for Diageo’s brands and adversely affect the sales of those brands

The success of Diageo’s brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally, or through deliberate third party action, or other events that harm the integrity of or consumer support for those brands, could adversely affect their sales. Diageo purchases most of the raw materials for the production and packaging of its products from third party producers or on the open market. Diageo may be subject to liability if contaminants in those raw materials or defects in the distillation, fermentation or bottling process lead to reduced beverage quality or illness among, or injury to, Diageo’s consumers, or do not otherwise comply with applicable food safety regulations. Diageo may also recall products in the event of contamination or damage. A significant product liability judgment or a widespread product recall may negatively impact sales and profitability of the affected brand or all of Diageo’s brands for a period of time depending on product availability, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, any resulting negative publicity could adversely affect Diageo’s reputation with existing and potential customers as well as its corporate and individual brand image.

Business description (continued)

Additionally, third parties may sell products which are either counterfeit versions of Diageo brands or inferior brands that look like Diageo brands, and consumers of Diageo brands could confuse Diageo products with such counterfeit products. A negative consumer experience with such a product could cause them to refrain from purchasing Diageo brands in the future and impair Diageo’s brand equity, thus adversely affecting Diageo’s business.

The value of Diageo’s brands and its net sales may be negatively affected by its failure to maintain its brand image and corporate reputation or adapt to a changing media environment

The value of Diageo’s brands and its profitability depends heavily on its ability to maintain its brand image and corporate reputation. Adverse publicity, whether or not justified, may tarnish Diageo’s reputation and cause consumers to choose products offered by its competitors. Such adverse publicity could arise as a result of a perceived failure by Diageo to make adequate positive social contributions, including in relation to the level of taxes paid by Diageo, or by any failure of internal controls or compliance breaches leading to violations of Diageo’s Code of Business Conduct, its other key policies or the laws or regulations of the jurisdictions in which it operates.

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

Diageo faces competition that may reduce its market share and margins

Diageo faces substantial competition from several international companies as well as regional and local companies (including craft breweries) in the countries in which it operates, and competes with drinks companies across a wide range of consumer drinking occasions. Within a number of categories, the beverage alcohol industry has been experiencing continuing consolidation among major global producers, as evidenced by business combinations of substantial value carried out by significant competitors in recent years. Consolidation is also taking place among Diageo’s customers in many countries. These trends may lead to stronger competitors, increased competitive pressure from customers, negative impacts on Diageo’s distribution network (including suboptimal routes to customers and consumers), downward pressure on prices, predatory marketing tactics by Diageo’s competitors and/or a decline in Diageo’s market share in any of these categories. Adverse developments in economic conditions or declines in demand or consumer spending may also result in intensified competition for market share, with potentially adverse effects on sales volumes and prices. Any of these factors may adversely affect Diageo’s results and potential for growth.

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

Diageo has a substantial inventory of aged product categories, including scotch whisky, which may mature over periods of up to 30 years or more. A substantial portion of this maturing inventory is stored in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for those products as such demand arises. There can be no assurance that insurance proceeds would cover the replacement value of Diageo’s maturing inventory or other assets in the event that such assets were lost due to contamination, fire or natural disasters, destruction resulting from negligence or the acts of third parties, or failure of information systems or data infrastructure.

Business description (continued)

As with all large systems, Diageo’s information systems could also be subject to cyber-attacks (including phishing and ransomware attacks) by parties intent on disrupting production or other business processes or otherwise extracting or corrupting information. Such unauthorised access could disrupt Diageo’s business, including its beverage alcohol production capabilities, and/or lead to loss of assets or to outside parties having access to confidential information, including privileged data or strategic information of Diageo and its employees, customers and consumers. Such information could also be made public in a manner that harms Diageo’s reputation. The concentration of processes in business service centres also means that any sustained disruption to the facility or issue impacting the reliability of the information systems used could impact a large portion of Diageo’s business operations and, in some circumstances, could result in property damage, breaches of regulations, litigation, legal liabilities and reparation costs.

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

It is also possible that Diageo’s business strategies could give rise to further business combinations, acquisitions, disposals, joint ventures and/or partnerships (including any associated financing or the assumption of actual or potential liabilities, depending on the transaction contemplated). However, there can be no assurance that any such transaction would be completed and/or that it would deliver the anticipated benefits, cost savings or synergies. The success of any transaction also depends in part on Diageo’s ability to successfully integrate new businesses with its existing operations. Acquisitions may also expose Diageo to liabilities it may not be aware of at the time of the acquisition, for example if acquired companies and business do not act, or have not acted, in compliance with applicable laws and regulations. The ongoing issues in USL detailed in note 18 to the consolidated financial statements provide an example of integration and legal challenges.

Similarly, there can be no assurance that the global productivity programme implemented by Diageo in order to drive efficiencies and cost savings, or other programmes designed to improve the effectiveness and efficiency of end-to-end operations, will deliver the expected benefits. Such programmes may also result in significant costs to Diageo or may have other adverse impacts on the business and operations of the group.

Certain of Diageo’s aged product categories may mature over periods of up to 30 years, and forecasts of demand for such products in future periods are subject to significant uncertainty. There is an inherent risk of forecasting error in determining the quantity of maturing stock to lay down in a given year for future consumption as a result of changes in business strategy, market demand and preferences, introductions of competing products and other changes in market conditions. Any forecasting error could lead to Diageo being unable to meet the objectives of its business strategy, future demand or lead to a future surplus of inventory and consequent write- down in value of maturing stocks. If Diageo is unable to accurately forecast demand for its products or efficiently manage its inventory, this may have a material adverse effect on Diageo’s business and financial results.

Diageo’s business may be adversely affected by increased costs for, or shortages of, talent, or by labour strikes or disputes

Diageo’s business could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. There is no guarantee that Diageo will continue to be able to recruit, retain and develop personnel possessing the skill sets that it requires to deliver its strategy, for example in relation to sales, marketing and innovation capability within markets, or in its senior management. The loss of senior management or other key personnel or the inability to identify, attract and retain qualified personnel in the future could make it difficult to manage Diageo’s operations and adversely affect Diageo’s business and financial results. In addition, labour strikes, work stoppages or slowdowns within Diageo’s operations or those of Diageo’s suppliers could adversely impact Diageo.

Diageo’s operations and financial results may be adversely affected by fluctuations in exchange rates and fluctuations in interest rates

Diageo is engaged in an international business that operates in, and makes sales into, countries with different currencies, while its financial results are presented in sterling. As a result, Diageo is subject to foreign currency risk due to exchange rate movements, which affects the sterling value of its transactions, as well as the translation to sterling of the results and underlying net assets of its

Business description (continued)

operations. In particular, approximately 32% of Diageo’s net sales in the year ended 30 June 2018 were in US dollars, approximately 11% were in euros and approximately 14% were in sterling. Movements in exchange rates used to translate foreign currencies into sterling may have a significant impact on Diageo’s reported results of operations from year to year. Exchange rate fluctuations may also expose Diageo to increased interest expense on borrowings denominated in currencies which appreciate against the sterling. As a result, Diageo’s business and financial results may be adversely affected by fluctuations in exchange rates. In addition, Diageo may be adversely impacted by fluctuations in interest rates, mainly through increased interest expense.

Diageo’s operations and financial results may be adversely affected by movements in the value of assets and liabilities related to its pension plans

Diageo operates a number of pension plans throughout the world, which vary in accordance with local conditions and practices. The majority of these pension plans are defined benefit plans and are funded by payments to separately administered trusts or insurance companies. The ability of these pension plans to meet their pension obligations may be affected by, among other things, the performance of assets owned by these pension plans, the liabilities in connection with the pension plans, the underlying actuarial assumptions used to calculate the surplus or deficit in the plans, in particular the discount rate and long term inflation rates used to calculate the liabilities of the pension funds, and any changes in applicable laws and regulations. For example, following an increase of £934 million in Diageo’s deficit in respect of post-employment plans before taxation between 30 June 2015 and 30 June 2016, primarily as a result of a decrease in returns from corporate bonds used to calculate the discount rates on plan liabilities, the net position of Diageo’s post-employment plans improved by £554 million from a deficit of £491 million at 30 June 2017 to a surplus of £63 million at 30 June 2018, primarily as a result of an increase in the market value of assets held by the plans. If there are significant declines in financial markets and/or deterioration in the value of fund assets or changes in discount rates or inflation rates, Diageo may need to make significant contributions to these pension funds in the future.

Furthermore, if the market values of the assets held by Diageo’s pension funds decline, the valuations of assets by the pension trustees decline or the valuation of liabilities in connection with pension plans increase, pension expenses may increase which, as a result, could materially adversely affect Diageo’s financial position. There is no assurance that interest rates or inflation rates will remain constant, that pension fund assets can earn the assumed rate of return annually or that the value of liabilities will not fluctuate significantly. Diageo’s actual experience may also be significantly more negative than the assumptions used.

Diageo’s operations may be adversely affected by failure to maintain or renegotiate distribution, supply, manufacturing or licence agreements on favourable terms

Diageo’s business has a number of distribution, supply, manufacturing or licence agreements for brands owned by it or by other companies. These agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurance that Diageo will be able to renegotiate its rights on favourable terms when these agreements expire or that they will not be terminated. Failure to renew these agreements on favourable terms, or any disputes with distributors of Diageo’s products or suppliers of raw materials, could have an adverse impact on Diageo’s business and financial results.

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

Business description (continued)

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

These factors include, but are not limited to:

•

economic, political, social or other developments in countries and markets in which Diageo operates, which may contribute to a reduction in demand for Diageo’s products, adverse impacts on Diageo’s customer, supplier and/or financial counterparties, or the imposition of import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, duties or other restrictions or barriers imposed on the import or export of goods between territories, including but not limited to, imports into and exports from the United States, Canada, Mexico, the United Kingdom and/or the European Union);

•

the negotiating process surrounding, as well as the final terms of, the United Kingdom’s exit from the European Union, which could lead to a sustained period of economic and political uncertainty and complexity while detailed withdrawal terms and any successor trading arrangements with other countries are negotiated, finalised and implemented, potentially adversely impacting economic conditions in the United Kingdom and Europe more generally as well as Diageo’s business operations and financial performance;

•

changes in consumer preferences and tastes, including as a result of changes in demographics, evolving social trends (including any shifts in consumer tastes towards locally produced small-batch products), changes in travel, vacation or leisure activity patterns, weather conditions and/or a downturn in economic conditions;

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

•	the effects of climate change, or legal, regulatory or market measures intended to address climate change, on Diageo’s business or operations, including on the cost and supply of water;

•	changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;

Business description (continued)

•

legal and regulatory developments, including changes in regulations relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, compliance and control systems, environmental issues and/or data privacy;

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

This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and licence to Diageo for use. All rights reserved. © Diageo plc 2018.

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

Business review

Operating results 2018 compared with 2017

GROUP FINANCIAL REVIEW

We have delivered another year of strong consistent results with progress on all our measures of value creation and efficient growth. Organic net sales growth of 5% was broad based across regions and categories and delivered through both volume growth and positive price mix. Our productivity programme, which is now embedded in the fabric of the organisation, provides the firepower to increase investment behind our brands to fuel future growth as well as expand margins. Marketing spend increased 7%, ahead of net sales, and organic operating margin expanded 78bps. Our discipline in converting profit to cash and improving working capital continued with free cash flow of £2.5 billion and operating cash conversion sustained above 100%. With the changes we have made in the business and the high performance culture we have created we are well positioned to continue to deliver consistent growth.

Kathryn Mikells,

Chief Financial Officer

Reported net sales were up 0.9% as organic growth was partially offset by adverse exchange
Reported operating profit was up 3.7% driven by organic growth partially offset by adverse exchange
Organic results improved with volume growth of 2.5%
Organic net sales growth of 5%
Organic operating profit grew 7.6%
Free cash flow continued to be strong at £2.5bn
Net cash from operating activites was £3.1bn
Basic eps of 121.7 pence was up 14.8%
Eps before exceptional items increased 9.3% to 118.6 pence

Volume Net sales(i) Operating pro_t(ii) Operating pro_t before exceptionals(iii) North Americ a Europe and Turkey Africa Latin America and Caribbean Asia Pacific

(i)	Excluding corporate net sales of £52 million (2017 – £46 million).
(ii)	Excluding net corporate operating costs of £158 million (2017 – £189 million).
(iii)	Excluding exceptional operating charges of £128 million (2017 – £42 million) and net corporate operating costs of £158 million (2017 – £189 million).

Business review (continued)

Summary financial information		2018	2017
Volume	EUm	240.4	242.2
Net sales	£ million	12,163	12,050
Marketing	£ million	1,882	1,798
Operating profit before exceptional items	£ million	3,819	3,601
Exceptional operating items(i)	£ million	(128)	(42)
Operating profit	£ million	3,691	3,559
Share of associate and joint venture profit after tax	£ million	309	309
Exceptional non-operating gain(i)	£ million	—	20
Net finance charges	£ million	260	329
Exceptional taxation credit(i)	£ million	203	4
Tax rate including exceptional items	%	15.9	20.6
Tax rate before exceptional items	%	20.7	20.6
Discontinued operations (after tax)(i)	£ million	—	(55)
Profit attributable to parent company’s shareholders	£ million	3,022	2,662

Basic earnings per share	pence	121.7	106.0
Earnings per share before exceptional items	pence	118.6	108.5
Recommended full year dividend	pence	65.3	62.2

(i)	For further details of exceptional items see pages 57-58 and discontinued operations items see page 57.

Growth by region	Volume %	Sales %	Net sales %	Marketing %	Operating profit %	Operating profit before exceptional items %
North America	2	(1)	(1)	3	(1)	(1)
Europe and Turkey	4	5	4	7	14	10
Africa	3	(2)	(4)	(5)	(71)	(12)
Latin America and Caribbean	5	4	2	1	23	23
Asia Pacific	(7)	2	3	13	19	17
Diageo(ii)	(1)	2	1	5	4	6

Organic growth by region		Volume %	Sales %	Net sales %	Marketing %	Operating profit(i) %
North America		1	4	4	6	2
Europe and Turkey		4	7	4	6	8
Africa		3	4	3	2	(5)
Latin America and Caribbean		5	9	7	4	19
Asia Pacific		2	11	9	15	19
Diageo(ii)		2	7	5	7	8

(i)	Before operating exceptional items.
(ii)	Includes Corporate. In the year ended 30 June 2018 corporate sales and net sales were £52 million (2017 – £46 million). Net corporate operating costs were £158 million (2017 – £189 million).

Business review (continued)

Key performance indicators

Net sales (£_million) Reported net sales up 0.9% with organic growth partially offset by unfavourable exchange Organic net sales growth of 5.0% with 2.5% volume growth and 2.5% positive price/mix 2017 2018 Exchange(i) Acquisitions and disposals Volume Price/mix (454) (5) 12,050 288 284 12,163 Organic movement

Reported net sales grew 0.9%, driven by organic growth which was partially offset by unfavourable exchange.

Organic volume growth of 2.5% and 2.5% of positive price/mix drove 5% organic net sales growth with organic growth delivered across all regions.

Operating pro¬t (£ million) Reported operating profit grew 3.7% Organic operating profit grew 7.6% 2017 2018 Exceptional operating items Exchange Acquisitions and disposals Organic movement (86) (56) 3,691 4 270 3,559

Reported operating profit was up 3.7% with organic growth partially offset by exceptional operating items and adverse exchange. Organic operating profit grew ahead of net sales at 7.6%.

Acquisitions and disposals

The impact of acquisitions and disposals on the reported figures was primarily attributable to the acquisition of the Casamigos brand which was completed on 15 August 2017 and to the prior year change to a franchise model for some popular segment brands in India.

Business review (continued)

Operating margin (%) Reported operating margin increased 81bps Organic operating margin increased 78bps 2017 2018 Exceptional operating items Exchange Acquisitions and disposals Gross margin Marketing Other operating expenses 29.5% (27)bps 148bps (70)bps 69bps 30.3% 4bps (43)bps Organic movement

Reported operating margin increased 81bps driven by organic operating margin improvement and the positive impact on operating margin from exchange, due to the stronger negative impact of exchange on net sales relative to operating profit, which more than offset the impact from exceptional operating items. Organic operating margin improved 78bps driven primarily by our productivity programme partially offset by higher marketing spend.

Basic earnings per share (pence) Basic eps increased 14.8% from 106 pence to 121.7 pence Eps before exceptional items increased 9.3% from 108.5 pence to 118.6 pence 2017 2018 Exceptional items after tax Discontinued operations after tax Exchange on operating profit Acquisitions and disposals Organic operating profit growth(i) Net finance charges Tax Share buy-back Non-controlling interests 106.0 10.8 3.3 2.2 3.0 121.7 (2.3) 0.2 (2.6) 1.2 (0.1)

Basic eps increased by 14.8% being impacted by a benefit of exceptional items after tax and the lapping of discontinued losses in the year ended 30 June 2017. The net exceptional credit was due to the balance sheet re-measurement of our deferred tax liabilities in the US as a result of the headline rate reduction. This was partially offset by the tax charge as a result of the transfer pricing agreement reached with HMRC on the UK tax assessment and the impairment of certain of our assets in Africa Regional Markets.

Eps before exceptional items increased 10.1 pence driven by organic operating profit growth and lower finance charges partially offset by the negative impact from exchange and higher tax expense.

Business review (continued)

Net cash from operating activities and free cash flow (£ million)

Net cash from operating activities(i) was £3,084 million, a decrease of £48 million compared to the same period last year.

Exchange tax operating profit interest working capital other

Free cash _ow (£ million) Net cash from operating activities(i) was £3,084 million, a decrease of £48 million compared to the same period last year. Free cash flow was £2,523 million, a decrease of £140 million 2017 2018 2,663 (19) 62 (72) (56) 2,523 280 (310) Capex Exchange(ii) Operating profit(iii) Working capital(iv) Tax Interest Other(v)

Net cash from operating activities decreased by £48 million driven by unfavourable exchange and working capital movement, higher tax payment, broadly offset by higher organic operating profit growth and a reduction in net interest paid.

Free cash flow continued to be strong at £2.5 billion. Operating profit growth was largely offset by increased investment in maturing stock and capex as well as lower operating working capital improvements year on year. Operating working capital improved but the benefits on free cash flow were lower than in the prior year.

Business review (continued)

Return on invested capital (ROIC)%

The return on closing invested capital of 26.8% for the year ended 30 June 2018, calculated as profit for the year divided by net assets as of 30 June 2018, increased by 370bps principally due to organic operating profit growth.

Return on average invested capital (%)(i) ROIC improved 48bps Exchange Acquistions and disposals Organic operating profit growth Associates and joint ventures Tax Other 2017 2018 13.8% (40)bps (4)bps 4bps (21)bps 14.3% 124bps (15)bps

ROIC before exceptional items increased 48bps as organic operating profit growth was partially offset by the impact from acquisitions and disposals and higher underlying tax charges.

Business review (continued)

Income statement

	2017 £ million	Exchange (a) £ million	Acquisitions and disposals (b) £ million	Organic movement(ii) £ million	2018 £ million
Sales	18,114	(724)	(147)	1,189	18,432
Excise duties	(6,064)	270	142	(617)	(6,269)

Net sales	12,050	(454)	(5)	572	12,163
Cost of sales	(4,680)	286	29	(269)	(4,634)

Gross profit	7,370	(168)	24	303	7,529
Marketing	(1,798)	44	(8)	(120)	(1,882)
Other operating expenses(i)	(1,971)	68	(12)	87	(1,828)

Operating profit before exceptional items	3,601	(56)	4	270	3,819
Exceptional operating items (c)	(42)				(128)

Operating profit	3,559				3,691
Non-operating items (c)	20				—
Net finance charges	(329)				(260)
Share of after tax results of associates and joint ventures	309				309

Profit before taxation	3,559				3,740
Taxation (d)	(732)				(596)

Profit from continuing operations	2,827				3,144
Discontinued operations (c)	(55)				—

Profit for the year	2,772				3,144

(i)	Before exceptional operating items, see note (c) below.
(ii)	For the definition of organic movement see page 140.

(a) Exchange

The impact of movements in exchange rates on reported figures is principally in respect of strengthening of sterling against the US dollar, the Turkish lira and the Kenyan shilling, partially offset by weakening of sterling against the euro.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2018 is set out in the table below.

Gains/ (losses) £ million
Translation impact	(117)
Transaction impact	61

Operating profit before exceptional items	(56)

Net finance charges – translation impact	1
Impact of IAS 21 and IFRS 9 on net other finance charges	(8)

Net finance charges	(7)
Associates – translation impact	8

Profit before exceptional items and taxation	(55)

Business review (continued)

	Year ended 30 June 2018	Year ended 30 June 2017
Exchange rates
Translation £1 =	$1.35	$1.27
Transaction £1 =	$1.36	$1.45
Translation £1 =	€1.13	€1.16
Transaction £1 =	€1.16	€1.22

(b) Acquisitions and disposals

The impact of acquisitions and disposals on the reported figures was primarily attributable to the acquisition of the Casamigos brand which was completed on 15 August 2017 and to the prior year move to a franchise model for some popular segment brands in India.

(c) Exceptional items

Exceptional operating charges in the year ended 30 June 2018 were £128 million before tax, an increase of £86 million against last year.

In the year ended 30 June 2018, an impairment charge of £128 million in respect of the Meta brand, Ethiopian tangible fixed assets, associated spare parts included in inventories and goodwill allocated to the Africa Regional Markets cash-generating unit has been recognised in other operating exceptional expenses. The £115 million net exceptional charge includes the reversal of deferred tax liabilities of £13 million. Forecast cash flow assumptions were reduced principally due to the devaluation of the Ethiopian birr increasing costs of imported raw materials and products, an increased competitive environment and political unrest in Ethiopia.

Operating items of £42 million in the year ended 30 June 2017 comprised:

•	a loss of £33 million in respect of a Turkish Competition Authority investigation into certain of Mey İçki’s trading practices in Turkey.

•	a loss of £32 million in respect of a customer claim in India.

•	a gain of £23 million in respect of a settlement with Dr Vijay Mallya.

There were no non-operating items in the year ended 30 June 2018.

Non-operating items in the year ended 30 June 2017 comprised a net gain of £20 million in respect of the sale of Diageo’s wines interests in the United States and its UK based Percy Fox business.

See page 141 for the definition of exceptional items.

Discontinued operations in the year ended 30 June 2017 comprised £55 million (net of deferred tax of £9 million) of additional amounts payable to the UK Thalidomide Trust.

(d) Taxation

The reported tax rate for the year ended 30 June 2018 was 15.9% compared with 20.6% for the year ended 30 June 2017. The tax rate before exceptional items for the year ended 30 June 2018 was 20.7% compared with 20.6% in the prior year.

Included in the tax charge of £596 million is a net exceptional tax credit of £203 million comprising the favourable impact of applying the Tax Cuts and Jobs Act, enacted on 22 December 2017, in the United States of £354 million, which was partially offset by the additional exceptional tax charge in respect of the transfer pricing agreement in the United Kingdom of £143 million and other net exceptional charges of £8 million.

Business review (continued)

In its interim announcement for the six months ended 31 December 2017, Diageo reported that discussions were being held with HMRC to seek clarity on Diageo’s transfer pricing and related issues, and that a preliminary assessment for diverted profits tax notice had been issued. Final charging notices were issued in August 2017 and Diageo paid £107 million in respect of the two years ended 30 June 2016. Diageo agreed in June 2018 with HMRC that diverted profits tax does not apply and at the same time has reached resolution on the transfer pricing issues being discussed. The agreement in respect of transfer pricing covers the period from 1 July 2014 to 30 June 2017 and has resulted in an additional UK tax charge of £143 million. In the year ended 30 June 2018 an additional tax charge of £47 million has been recognised in current tax which is based on the approach agreed with HMRC.

As for most multinationals the current tax environment is creating increased levels of uncertainty. The current expectation is that the tax rate before exceptional items for the year ending 30 June 2019 will be approximately 21% to 22%.

(e) Dividend

The group aims to increase the dividend each year and the decision in respect of the dividend increase is made with reference to dividend cover as well as current performance trends including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2017 dividend cover was 1.7 times. The recommended final dividend for the year ended 30 June 2018 is 40.4 pence, an increase of 5% consistent with the interim dividend increase. This brings the full year dividend to 65.3 pence per share and dividend cover to 1.8 times. It is expected that a mid-single digit increase in the dividend will be maintained until the cover is comfortably back in the policy range.

Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and ADRs on the register as of 10 August 2018. The ex-dividend date both for the holders of the ordinary shares and for US ADR holders is 9 August 2018. The final dividend will be paid to shareholders on 4 October 2018. Payment to US ADR holders will be made on 10 October 2018. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 13 September 2018.

(f) Share buybacks

In the year ended 30 June 2018 the group completed a share buyback programme and repurchased and cancelled 58.9 million ordinary shares (representing 2.1% of the issued ordinary share capital) at an average price of £25.43 per share, and an aggregate cost of £1,507 million (including £9 million of transaction costs).

On 26 July 2018 the Board approved a new share buyback programme to return up to £2.0 billion to shareholders during the year ending 30 June 2019.

Movement in net borrowings and equity

Movement in net borrowings	2018 £ million	2017 £ million
Net borrowings at the beginning of the year	(7,892)	(8,635)
Free cash flow (a)	2,523	2,663
Acquisition and sale of businesses (b)	(590)	(83)
Share buyback programme	(1,507)	—
Proceeds from issue of share capital	1	1
Net sale/(purchase) of own shares for share schemes (c)	8	(41)
Dividends paid to non-controlling interests	(80)	(83)
Rights issue proceeds from non-controlling interests of subsidiary company	26	—
Net movements in bonds (d)	1,041	(1,234)
Net movements in other borrowings	(26)	414
Equity dividends paid	(1,581)	(1,515)

Net (decrease)/increase in cash and cash equivalents	(185)	122
Net (increase)/decrease in bonds and other borrowings	(1,015)	820
Exchange differences (e)	80	(205)
Other non-cash items	(79)	6

Net borrowings at the end of the year	(9,091)	(7,892)

Business review (continued)

(a) See page 144 for the analysis of free cash flow.

(b) In the year ended 30 June 2018 acquisitions and sale of businesses included $706 million (£549 million) in respect of the acquisition of Casamigos. In addition, the group is expected to pay contingent consideration of $300 million (£233 million) in tranches over the next ten years subject to Casamigos achieving certain performance targets.

In the year ended 30 June 2017 acquisitions and sale of businesses included part of the settlement of the guarantee in respect of the US wines disposal partially offset by the working capital settlement received from Treasury Wine Estates.

(c) Net purchase of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £68 million (2017 – £102 million) less receipts from employees on the exercise of share options of £76 million (2017 – £61 million).

(d) In the year ended 30 June 2018, the group issued bonds of €1,275 million (£1,136 million) and $2,000 million (£1,476 million) and repaid bonds of $2,100 million (£1,571 million). In the comparable period the group repaid bonds of $1,600 million (£1,234 million).

(e) Decrease in net borrowings of £80 million is primarily driven by the favourable exchange differences on US dollar denominated borrowings and foreign exchange swaps and forwards.

Movement in equity	2018 £ million	2017 £ million
Equity at the beginning of the year	12,028	10,180
Profit for the year	3,144	2,772
Exchange adjustments (a)	(609)	36
Remeasurement of post employment plans net of taxation	368	522
Rights issue proceeds from non-controlling interests of subsidiary company (b)	26	—
Dividends to non-controlling interests	(101)	(83)
Equity dividends paid	(1,581)	(1,515)
Share buyback programme	(1,507)	—
Other reserve movements	(55)	116

Equity at the end of the year	11,713	12,028

(a) Movement in the year ended 30 June 2018 primarily arose from exchange losses in respect of the Indian rupee and the Turkish lira partially offset by gains on the US dollar.

(b) In the year ended 30 June 2018 a rights issue was completed by Guinness Nigeria (GN) where Diageo’s controlling equity share in GN increased from 54.32% to 58.02%. The transaction resulted in a credit of £31 million to non-controlling interests and a charge of £5 million to reserves.

Post employment plans

The net position of the group’s post employment benefit plans improved by £554 million from a deficit of £491 million at 30 June 2017 to a surplus of £63 million at 30 June 2018. The change primarily arose due to an increase in the market value of the assets held by the post employment schemes, the contributions paid into the post employment plans being in excess of the income statement charge and an increase in returns from ‘AA’ rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans.

The operating profit charge for defined benefit post employment charges decreased by £25 million from £109 million for the year ended 30 June 2017 to £84 million for the year ended 30 June 2018 primarily due to changes in pension obligations to members of the UK and Ireland pension plans. Total cash contributions by the group to all post employment plans in the year ending 30 June 2019 are estimated to be approximately £200 million.

Business review (continued)

North America

Net sales by markets (%) Net sales by categories (%) Net sales by price points (%) Spirits(i) Beer Ready to drink Other US Spirits DBC USA Canada Travel Retail North America Value Standard Premium Super premium Ultra premium Prestige (i) excluding RTDs

Key financials	2017 £ million	Exchange £ million	Reclassification(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	2018 £ million	Reported movement %
Net sales	4,161	(228)	(8)	49	142	4,116	(1)
Marketing	642	(21)	(2)	8	35	662	3
Operating profit	1,899	(60)	(4)	4	43	1,882	(1)

(i)	Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions.

North America, the largest market for premium drinks in the world, represents about a third of our net sales and around half of operating profit. Our consumer is at the heart of everything we do, and we are focused on sustainable growth through our strategy of getting the right brands in the right occasions at the right price. In the year, we completed the acquisition of Casamigos to further strengthen our participation in the fast growing tequila category.

Our markets

The North America business, headquartered in Norwalk, Connecticut, is comprised of US Spirits and Diageo Beer Company USA (DBC USA) and also Diageo Canada, headquartered in Toronto.

Supply operations

With 10 domestic production facilities across the United States, Canada and the US Virgin Islands, Diageo North America’s economic impact is significant. We have made major investments in innovation and sustainability. In addition to opening a brand new Bulleit Frontier Whiskey distillery in Shelbyville, Kentucky in 2017 we opened our new Guinness Open Gate Brewery & Barrel House in the summer of 2018, in Relay, Maryland.

Route to consumer

The route to consumer in the United States is through the three-tier system and we distribute our products through approximately 40 spirits distributors and brokers, and more than 400 beer distributors. Our United States spirits business has approximately 2,500 dedicated distributor sales people focused only on Diageo and Moët Hennessy spirits brands. We have consolidated our US Spirits business into single distributors or brokers in 41 states and the District of Columbia, representing more than 80% of our US Spirits volume.

Business review (continued)

The US Spirits business operates through three divisions in open states where we sell to distributors who then sell to retailers, and through one division covering control states where we sell to the state, which in turn sells to state or agency stores and on premise retailers. DBC USA sells and markets brands including Guinness and Smirnoff Ice. Beer distribution generally follows the three-tier open state regulations across the United States. Diageo Canada distributes our portfolio of spirits and beer brands across all Canadian provinces, which generally operate through a provincial control system. Diageo Canada operates through a single broker with a dedicated sales force handling our brands in the country. National brand strategy, strategic accounts marketing and corporate functions are managed at the North America level.

Sustainability and responsibility

In 2017, the Caribbean faced an unprecedented hurricane season. The US Virgin Islands, home to our distillery on St. Croix and many of our employees, were one of the many areas affected. In response we’ve provided over $1 million to date to fund relief efforts, including provision of water, food and temporary power.

We remain leaders in responsible drinking, building on programmes promoting moderation and reducing alcohol-related harm. Our drunk driving virtual experience, ‘Decisions’, gained over 14 million views with 73% of viewers more likely to stop others from drinking and driving. ‘Decisions: Party’s Over’, launched in April 2018 and focuses on the dangers of binge drinking.

Since 2007, North America has cumulatively reduced greenhouse gas emissions by 80% and improved water use efficiency by 16% versus the baseline. Driving further improvements in water efficiency is a key priority for the year ending 30 June 2019. While hurricane-related disruption prevented us from meeting waste reduction targets, we have taken remedial action and are confident of improvement next year.

As we continue our commitment to safety, North America celebrated zero lost time accidents for the first time in the market’s history.

Performance

Sales and net sales

Sales decreased by £54 million, or (1)%, to £4,671 million in the year ended 30 June 2018 from £4,725 million in the year ended 30 June 2017. Excise duties were £555 million in the year ended 30 June 2018 and £564 million in the year ended 30 June 2017, a decrease of £9 million.

Net sales (sales less excise duties) were £4,116 million in the year ended 30 June 2018 a decrease of £45 million, or (1)%, compared to net sales of £4,161 million in the year ended 30 June 2017. Net sales were unfavourably impacted by exchange rate movements of £228 million primarily due to the weakening of the US dollar against sterling and the reallocation of some of the customers of the Travel Retail operations of £8 million. This reduction was partially offset by organic growth of £142 million (see further performance analysis below) and an increase in net sales of £49 million following the acquisition of Casamigos in the United States in August 2017.

Operating profit

Operating profit was £1,882 million in the year ended 30 June 2018 a decrease of £17 million compared to operating profit of £1,899 million in the year ended 30 June 2017. Operating profit decreased by £60 million as a result of exchange rate movements due to the weakening of the US dollar and by £4 million due to the reallocation of some of the customers of the Travel Retail operations. This decrease was partially offset by £43 million organic growth and a net £4 million (including £4 million of transaction costs) of operating profit following the acquisition of Casamigos.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Business review (continued)

North America delivered net sales growth of 4% with US Spirits growing 3% and continued growth in both Diageo Beer Company USA (DBC USA) and Canada. In US Spirits, category share gains were achieved for all key brands except in vodka. Crown Royal grew 3% with Crown Royal Deluxe and Crown Royal Regal Apple growth accelerating, partially offset by Crown Royal Vanilla lapping its launch last year. Bulleit continued its double digit growth, up 10%. Scotch grew 4% with Johnnie Walker up 6%, driven by Johnnie Walker Black Label growing 5% and double digit growth in reserve variants. Baileys growth accelerated while Captain Morgan growth moderated as it cycled a strong performance last year. Vodka net sales, while declining 3%, showed some improvement versus last year driven by Ketel One vodka and Cîroc vodka. Smirnoff net sales were down 2%. Don Julio growth accelerated with net sales growing 37%. DBC USA net sales grew 5% with ready to drink growing 14% and beer declining 2%. Net sales in Canada were up 1%. Marketing in North America increased 6% and grew ahead of net sales as investment was up-weighted. Operating margin declined 58bps as the impact of increased marketing, hurricane remediation costs and logistics inflation more than offset the benefits from productivity initiatives.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
North America	1	2	4	(1)

US Spirits	1	2	3	(1)
DBC USA	5	5	5	(1)
Canada	—	—	1	(1)

Spirits	1	2	3	—
Beer	(2)	(2)	(1)	(6)
Ready to drink	11	11	12	6

Global giants, local stars and reserve(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Crown Royal		2	3	(3)
Smirnoff		(1)	(2)	(8)
Captain Morgan		—	(1)	(7)
Johnnie Walker		5	8	6
Ketel One vodka(iii)		3	(2)	(7)
Cîroc vodka		(1)	(4)	(10)
Baileys		9	11	6
Guinness		(1)	—	(5)
Tanqueray		4	3	(3)
Don Julio		36	37	30
Bulleit		8	10	4
Buchanan’s		2	—	(5)

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement except Johnnie Walker 7%, Baileys 10% and Buchanan’s 3% due to the reallocation of the Travel Retail operations.
(iii)	Ketel One vodka includes Ketel One Botanicals.

Business review (continued)

Key highlights

•

Net sales in US Spirits were up 3%. Net sales were broadly in line with depletions. Crown Royal and Bulleit continued share gains in the Canadian whisky and US whiskey categories, respectively. The Generosity platform is working for Crown Royal, driving gains in equity and category share. Crown Royal net sales grew 3% with acceleration in Crown Royal Deluxe and Crown Royal Regal Apple growth partially offset by Crown Royal Vanilla cycling its launch last year. Johnnie Walker grew 6% with the successful ‘Keep Walking America’ platform being followed up by a new campaign ‘Step Right up’, scaled up ‘liquid on lips’ and continued focus on Johnnie Walker Blue Label in the gifting occasion. Buchanan’s net sales were broadly flat with depletion performance improving in the second half and category share gains continuing. Vodka while declining, showed some improvement versus last year. Ketel One vodka benefitted from the execution of improved plans, as did the trademark from the launch of Ketel One Botanicals. Cîroc vodka saw some improvement in performance with the focus on core variants. Smirnoff net sales declined 2% with brand equity scores improving as it continued to remind consumers that it is a quality vodka at a great price. The ‘Live like a Captain’ campaign continues to resonate with consumers, driving category share and equity gains for Captain Morgan. Baileys growth accelerated versus last year as it reminded consumers of its indulgent treat positioning over the holidays. Don Julio net sales grew 37% with growth and category share gains accelerating versus last year.

•

DBC USA net sales increased 5% with ready to drink growing 14%. Ready to drink growth was driven by continued growth of Smirnoff Ice and Smirnoff Spiked Sparkling Seltzer, and the launch of Smirnoff Ice Smash. Beer declined 2% with Guinness declining 1%.

•

Net sales in Canada grew 1% driven by growth in Johnnie Walker, Baileys, Guinness and ready to drink. Johnnie Walker benefitted from a focus on Johnnie Walker Black Label highlighting its credentials to consumers through mentoring events, media and in-store activation. Guinness benefitted from the growth in the on-trade and the launch of Hop House 13 Lager.

•	Marketing grew 6% with the upweighting of marketing investment funded largely from productivity initiatives.

Business review (continued)

Europe and Turkey

Net sales by markets (%) Net sales by categories (%) Net sales by price points (%) Spirits(i) Beer Ready to drink Other Europe Turkey Other (principally Travel Retail) Value Standard Premium Super premium Ultra premium Prestige (i) excluding RTDs

Key financials	2017 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	2018 £ million	Reported movement %
Net sales	2,824	(15)	16	(3)	110	2,932	4
Marketing	443	2	1	—	28	474	7
Operating profit before exceptional items	936	7	11	—	74	1,028	10
Exceptional operating items(ii)	(33)					—

Operating profit	903					1,028	14

(i)	Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions.
(ii)	For further details of exceptional operating items see page 225.

Within the geography of Europe there are two markets: Europe and Turkey. In Europe consumer marketing programmes are developed at a market level to drive consistency, efficiency and scale across all countries. In Turkey we use our local business’s route to consumer to drive growth in international premium spirits. We are focused on the rigorous execution of our strategy through continued investment behind our brands. In the year, we completed the acquisition of Belsazar GmbH to strenghten our participation in the aperitif occasion, to respond to new consumer trends shifting towards more casual occasions.

Our markets

Europe comprises Great Britain, Ireland, France, Continental Europe (including Northern Europe, Central Europe, Iberia, the Mediterranean and the Europe Partner Markets distribution businesses) and Russia, whilst Turkey is a standalone market. Europe is managed as a single market with country teams focusing on sales and customer marketing execution.

Supply operations

A number of Diageo’s International Supply Centre (ISC) operations are located in Europe including sites in the United Kingdom, Ireland and Italy. The group owns 29 distilleries in Scotland, a Dublin based brewery and maturation and packaging facilities in Scotland, England, Ireland and Italy. The ISC leads all supply chain activities for Europe and manufactures whisky, vodka, gin, rum, beer, wine, cream liqueurs, and other spirit-based drinks which are distributed in over 180 countries. Over the next three years a £150 million investment will transform our Scotch whisky visitor experiences through investment in our 12 malt whisky distillery visitor centres with a focus on the ‘Four Corners distilleries’, Glenkinchie, Caol Ila, Clynelish and Cardhu, celebrating the important role these single malts play in the flavours of Johnnie Walker. Raki, vodka and wine are produced at a number of sites in Turkey and Smirnov vodka and other local brands are produced in Russia.

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

In Russia we operate through a wholly owned subsidiary.

In Turkey, we sell our products via the distribution network of Mey İçki, our wholly owned subsidiary. Mey İçki distributes both local brands (raki, other spirits and wine) and Diageo’s global spirits brands.

Sustainability and responsibility

We see our work to promote moderation and reduce alcohol-related harm as both a responsibility and a key strength. Our Smashed theatre-based education programme, for example, which began in Great Britain and is now global, visits schools to discourage underage drinking. We also launched our ‘Stay Yourself’ moderation campaign in university campuses across Europe, with a goal of reaching five million students in 13 countries by the end of the 2018 calendar year.

We bring the same focus on impact to other areas of our strategy. We published research into our Learning for Life (L4L) skills programme, which told us that graduates felt increased self-efficacy, self-esteem and self-confidence; 77% of participants felt that they had become more responsible drinkers. We will use insights from this study to guide future programme design.

We have also strengthened the sustainability of our agricultural supply chain through our work with Scottish Quality Crops to agree standards through their certification system. In Marketing and Sales functions around Europe, we more than halved our lost time accidents from the prior year through a renewed focus on core safety programs, including Office Safety Standards.

Performance

Sales and net sales

Sales increased by £ 247 million, or 5%, to £5,232 million in the year ended 30 June 2018 from £4,985 million in the year ended 30 June 2017. Excise duties were £2,300 million in the year ended 30 June 2018 and £2,161 million in the year ended 30 June 2017, an increase of £139 million primarily due to increases in excise duties in Great Britain and Turkey.

Net sales (sales less excise duties) were £2,932 million for the year ended 30 June 2018 an increase of £108 million, or 4%, compared to net sales of £2,824 million in the year ended 30 June 2017. Net sales were positively impacted by organic growth of £110 million (see further performance analysis below) and £16 million due to the reallocation of some of the customers of the Travel Retail operations. This increase was partially offset by unfavourable exchange rate movements of £15 million primarily due to the weakening of the Turkish lira partially offset by the strengthening of the euro against sterling, and a reduction of £3 million of net sales due to the disposal of the Percy Fox wine business.

Operating profit

Operating profit was £1,028 million in the year ended 30 June 2018 an increase of £125 million compared to operating profit of £903 million in the year ended 30 June 2017. Operating profit increased by £74 million due to organic growth, by £33 million as lapping the exceptional cost in respect of the Turkish competition authority investigation incurred in the year ended 30 June 2017, by £11 million due to the reallocation of some of the customers of the Travel Retail operations and by £7 million from exchange rate movements due to the strengthening of the euro against sterling which more than offset the weakening of the Turkish lira.

Business review (continued)

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

The region delivered 4% net sales growth, reflecting another year of consistent performance in Europe where net sales were up 4% and a strong performance in Turkey growing net sales by 11%. Europe growth was largely driven by Great Britain, Ireland and Continental Europe, with continued share gains in spirits, up 50bps across Western Europe. Performance was led by strong growth in gin, where Tanqueray gained share in the fastest growing category and Gordon’s benefitted from the launch of its Pink variant. Guinness was up 6% driven by a good performance for Guinness Draught supported by double digit growth in Hop House 13 Lager. Net sales of Captain Morgan grew 7%. Johnnie Walker grew 2% despite lapping a strong performance last year. Smirnoff declined 4% driven by Iberia and Great Britain, in line with the vodka category. In Turkey net sales were up 11% driven by volume growth of 5% and price increases across all categories. Operating margin improved 126bps as up-weighting in marketing investment was more than offset by ongoing productivity initiatives and lapping other one-off operating costs.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Europe and Turkey	4	4	4	4

Europe(i)	5	7	4	8
Turkey	5	5	11	(7)

Spirits	4	4	4	4
Beer	4	4	4	6
Ready to drink	12	12	11	11
Global giants and local stars(ii):	Organic volume movement(iii) %		Organic net sales movement %	Reported net sales movement %
Guinness		5	6	8
Johnnie Walker		2	—	8
Smirnoff		(4)	(4)	(4)
Baileys		8	6	7
Yenì Raki		—	10	(9)
Captain Morgan		5	6	10
JeB		(5)	(10)	(7)
Tanqueray		18	18	22

(i)	Following a change in management responsibilities the Europe market, from 1 July 2017, includes Russia and the Algeria, Iraq, Jordan, Lebanon and Morocco markets.
(ii)	Spirits brands excluding ready to drink.
(iii)	Organic equals reported volume movement except Johnnie Walker 5% due to the reallocation of the Travel Retail operations.

Key highlights

•	In Europe, net sales were up 4%:
•

In Great Britain, net sales grew 8%. Tanqueray delivered strong double digit net sales growth and gained 30bps share in the fastest growing category across Western Europe and Gordon’s benefitted from the successful launch of its Pink variant. Guinness net sales increased 8% and gained 30bps of share in the beer category, driven by a strong performance in Guinness Draught and Hop House 13 Lager. Scotch net sales were up 6% mainly driven by scotch malts and Johnnie Walker supported by incremental media activation, ‘liquid on lips’ and additional off trade visibility. Smirnoff declined 2% in line with the vodka category. Reserve brands continued to deliver double digit growth, with strong performance led by our scotch portfolio.

Business review (continued)

•

Net sales in Ireland were up by 3%. Guinness grew 2% driven by the continued success of Hop House 13 Lager and the launch of the ‘Behind every town’ campaign across the country. In spirits, net sales were up 14% largely driven by strong performance in Gordon’s and Tanqueray.

•	In Continental Europe, net sales were up 1%:
•	Iberia net sales declined 6% due to JeB driven by category decline and an increased competitive pricing environment.
•

In Central Europe, net sales declined 1%. Double digit growth in Tanqueray and good performance from Johnnie Walker in Poland were offset by a soft performance in Baileys as it lapped a strong performance in the prior year, a weaker performance of Captain Morgan and Smirnoff.

•	In Northern Europe net sales were flat as net sales growth in the Nordics was offset by a decline in Benelux as the spirits category slowly began to recover following a prior year excise increase.
•	In the Mediterranean Hub, net sales were up 4% largely driven by Italy with broad growth across the spirits categories.
•	Europe Partner Markets grew net sales 8% driven by strong activations, innovation and performance improvement in Johnnie Walker and Guinness.
•	Russia net sales grew 14% with 5pps of positive price/mix driven by price increases in the previous year. Growth was largely driven by scotch led by Johnnie Walker and strong growth in Captain Morgan.
•	In France, net sales were up 1%. Continued strong performance in Captain Morgan and Zacapa was partially offset by weakness in JeB.
•	In Turkey, net sales grew 11% with volume growth of 5% and excise led price increases as well as good raki and vodka performance.
•

Marketing investment increased 6% focused on key growth opportunities for the region in Guinness, Johnnie Walker, reserve brands and gin. Productivity initiatives continued to improve the efficiency and effectiveness of the investment.

Business review (continued)

Africa

Net sales by markets (%) Net sales by categories (%) Net sales by price points (%) Spirits(i) Beer Ready to drink Other East Africa Africa Regional Markets (ARM) Nigeria South Africa Other (principally Travel Retail) Value Standard Premium Super premium Ultra premium (i) excluding RTDs

Key financials	2017 £ million	Exchange £ million	Reclassification(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	2018 £ million	Reported movement %
Net sales	1,556	(105)	1	—	39	1,491	(4)
Marketing	166	(11)	—	—	3	158	(5)
Operating profit before exceptional items	218	(20)	2	—	(9)	191	(12)
Exceptional operating items(ii)	—					(128)

Operating profit	218					63	(71)

(i)

Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions and the results of North African countries which were formerly reported in the Africa geographical regions now being included in Europe and Turkey.

(ii)	For further details of exceptional operating items see page 225.

In Africa our strategy is to grow Diageo’s leadership across beer and spirits by providing brand choice across a broad range of consumer motivations, profiles, price points and occasions. We are focused on growing beer fast and accelerating the growth of spirits through continued investment in infrastructure and brands to realise the potential of the region. Local sourcing is a key element of our strategy in Africa as it directly supports our commercial operations, while indirectly supporting our position by bringing wider benefits to society as a whole.

Our markets

The region comprises East Africa (Kenya, Tanzania, Uganda, Burundi, Rwanda and South Sudan), Africa Regional Markets (including Ghana, Cameroon, Ethiopia, Angola and a sorghum beer business in South Africa), Nigeria and South Africa (including the Republic of South Africa and Mozambique).

Supply operations

We operate 12 breweries in Africa, three sites that produce sorghum beer in South Africa, one cider plant and five facilities which provide blending and malting services. In addition, our beer and spirits brands are produced under licence by third-parties in 16 African countries. We are also investing in the future of our beer business by building a new brewery in Kenya with an estimated cost of £100 million, in order to increase our capacity in an attractive market.

Business review (continued)

Route to consumer

In Nigeria, we own 58.02% of a listed company whose principal brands are Guinness, Malta Guinness, Satzenbrau, Dubic, and in East Africa, where we own 50.03% of East African Breweries Limited (EABL). EABL produces and distributes beer and spirits brands to a range of consumers in Kenya and Uganda, and also owns 51% of Serengeti Breweries Limited located in Tanzania. Within Africa Regional Markets, we have wholly owned subsidiaries in Cameroon, Ethiopia and Reunion and majority owned subsidiaries in Ghana and the Seychelles. Angola is supplied via a third party distributor. In South Africa we sell spirits, and ready to drink products through our wholly owned subsidiary. Diageo has agreements with the Castel Group who license, brew and distribute Guinness in several countries across Africa Regional Markets. Diageo sells spirits through distributors in the majority of other sub-Saharan countries.

Sustainability and responsibility

Our operations and supply chain give us opportunities to create value beyond our contribution as an African employer, manufacturer and taxpayer. For example, we work with around 80,000 small farmers, helping improve yields, livelihoods and environmental and labour standards, and in 2018 78% of our agricultural raw materials were sourced and grown locally. Our Sourcing for Growth programme in Ethiopia, which now works with 6,400 smallholder farmers, won the New Vision for Development Award from the World Economic Forum. We also conducted research in partnership with CARE International on female farmers in our barley supply chain in Ethiopia, as part of our commitment to furthering women’s empowerment.

Water stewardship and resilience to climate change-related water scarcity are vital issues for Diageo; 20 of our production sites in Africa are in water-stressed areas and drought has already affected some supply chains. We focus on managing water efficiently while enhancing access to clean water for communities through our Water of Life programme, which reached over 178,000 people this year. Our reforestation programmes around Lake Victoria and Mount Kenya are also helping to replenish key watersheds.

Promoting moderation and reducing alcohol-related harm remain key priorities, and we are implementing our global commitment to preventing drink driving through programmes such as ‘Drive Dry’ in South Africa. In March 2018 we announced the launch of ‘Smashed’ in Nigeria and Ethiopia, a global programme run by our partner Collingwood Learning, which combats underage drinking and is targeting an initial 30 schools in Lagos state and 30,000 students in 30 schools in Addis Ababa.

Performance

Sales and net sales

Sales decreased by £49 million, or (2)%, to £2,083 million in the year ended 30 June 2018 from £2,132 million in the year ended 30 June 2017. Excise duties were £592 million in the year ended 30 June 2018 and £576 million in the year ended 30 June 2017, an increase of £16 million following excise duty tax increases in Kenya and South Africa.

Net sales (sales less excise duties) were £1,491 million in the year ended 30 June 2018 a decrease of £65 million, or (4)%, compared to net sales of £1,556 million in the year ended 30 June 2017. Net sales were unfavourably impacted by exchange rate movements of £105 million primarily due to the weakening of the Nigerian naira, the Kenyan schilling, the Ghanaian cedi and the Ethiopian birr against sterling, partially offset by organic growth of £39 million (see further performance analysis below) and £1 million due to the reallocation of some of the customers of the Travel Retail operations.

Operating profit

Operating profit was £63 million in the year ended 30 June 2018 a decrease of £155 million compared to operating profit of £218 million in the year ended 30 June 2017. Included in operating profit for the year ended 30 June 2018 was an exceptional impairment charge of £128 million in respect of the Meta brand and associated tangible fixed assets and spare parts in Ethiopia and goodwill allocated to the Africa Emerging Markets. In addition, operating profit before exceptional items was unfavourably impacted by exchange rate movements of £20 million primarily due to weakening of the Nigerian naira, the Kenyan schilling, the Ghanaian cedi and the Ethiopian birr against sterling and an organic decrease of £9 million, partially offset by a £2 million operating profit contribution from the reallocation of some of the customers of the Travel Retail operations.

Business review (continued)

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Africa net sales grew 3% with growth in Nigeria and with East Africa recovering from the first half impact of the uncertainty following the presidential election in Kenya. This was partially offset by weakness in Africa Regional Markets due to challenging conditions in Cameroon and Ethiopia, and a competitive environment in South Africa. Across Africa, beer net sales were up 5%, with strong growth of Dubic in Nigeria and the successful launch of Serengeti Lite in Tanzania. Guinness and Malta Guinness grew 7% and 4% respectively, while Senator Keg declined in Kenya. Mainstream spirits saw continued double digit growth in East Africa and Nigeria partially offset by soft performance of Smirnoff 1818 and primary scotch whiskies in South Africa. Scotch net sales declined 6%. Operating margin declined by 96bps driven by input cost inflation, adverse mix and one-off charges, partially offset by productivity savings in supply, lower indirect spend as well as organisational effectiveness benefits.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Africa	3	3	3	(4)

East Africa	7	7	4	(2)
Africa Regional Markets	(5)	(5)	(2)	(7)
Nigeria	10	10	13	(4)
South Africa	(1)	(1)	(3)	(4)

Spirits	10	10	2	(1)
Beer	—	—	5	(4)
Ready to drink	(2)	(2)	(1)	(7)

Global giants and local stars(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Guinness		2	7	—
Johnnie Walker		(5)	(4)	(5)
Smirnoff		—	(10)	(12)

Other beer:
Malta Guinness		(4)	4	(10)
Tusker		1	—	(6)
Senator		(12)	(12)	(17)
Satzenbrau		(28)	(22)	(34)

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement except Johnnie Walker (4)% due to the reallocation of the Travel Retail operations.

Key highlights

•

In East Africa, net sales grew 4% with a stronger second half performance, with conditions normalising after the political uncertainty in the first half. Beer net sales grew 4% as a decline in Senator Keg in Kenya was more than offset by the successful launch of Serengeti Lite in Tanzania and Guinness net sales growing 8%. Mainstream spirits continued to deliver strong performance driven by improved distribution, consumer promotions and new launches.

Business review (continued)

•

In Africa Regional Markets, net sales declined 2% with growth in Ghana more than offset by weakness in Cameroon, due to third party distributor challenges in the first half and social unrest, and in Ethiopia due to political instability, high inflation driven by currency devaluation and competitive pressures. This resulted in a double digit decline in scotch. Beer net sales were flat with double digit growth in Malta Guinness offset by a decline in Guinness in Cameroon. In Ghana net sales increased 7% with net sales growth in Malta Guinness and Guinness offsetting decline in ready to drink where Orijin faced increased competitive pressure.

•

Net sales in South Africa declined 3% largely driven by decline in mainstream spirits, Smirnoff 1818 and primary scotch whiskies, which were impacted by price increases and an increased competitive environment.

•

In Nigeria, net sales grew 13%. Beer grew 15% with continued strong growth from Dubic post-launch in the prior year and Guinness, up 24%, as it benefitted from the on premise activation against football, leveraging the English Premier League and the football World Cup. In spirits, net sales were up 28% as a result of strong double digit growth in mainstream spirits driven by innovation launches and new formats.

•

Marketing investment increased 2%. In Nigeria, marketing was focused on key campaigns including Malta Guinness ‘Fuel Your Greatness’ and Satz ‘Smart Choice’. In East Africa, the focus of marketing investment was on the Guinness campaign ‘Meet The Legend’, the Tusker ‘Here is to Us’ campaign and the launch of Serengeti Lite.

Business review (continued)

Latin America and Caribbean

Net sales by markets (%) Net sales by categories (%) Net sales by price points (%) Spirits(i) Beer Ready to drink Other PUB Mexico CCA Andean PEBAC Other (principally Travel Retail) Value Standard Premium Super premium Ultra premium Prestige (i) excluding RTDs

Key financials	2017 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	2018 £ million	Reported movement %
Net sales	1,044	(43)	2	—	66	1,069	2
Marketing	195	(8)	1	—	8	196	1
Operating profit	250	10	(1)	—	49	308	23

(i)	Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions.

In Latin America and Caribbean the strategic priority is continued leadership in scotch, while broadening our category range through vodka, rum, liqueurs and tequila. We continue to invest in routes to market and in the breadth and depth of our portfolio of leading brands to enable the business to provide both the emerging middle class and an increasing number of wealthy consumers with the premium brands they aspire to. In this region’s changing regulatory landscape, our presence is supported by our reputation as a trusted and respected business, based on our stance on responsible drinking, and community development programmes.

Our markets

Our Latin America and Caribbean (LAC) business comprises five markets: PUB (Paraguay, Uruguay and Brazil), Mexico, CCA (Central America and Caribbean), Andean (Colombia and Venezuela) and PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile).

Supply operations

The majority of brands sold in the region are manufactured by our International Supply Centre in Europe. In recent years, we have acquired a number of supply operations and expanded our co-packer network across the region. We have manufacturing facilities in Mexico to produce tequila, in Brazil to produce cachaça and in Guatemala to produce Zacapa rum.

Route to consumer

We drive an efficient route to consumer through differentiated models tailored to each markets’ size and needs. In Mexico and Peru our in-market companies sell directly to retailers and wholesalers. In Brazil we distribute the majority of Ypióca (a cachaça) through a reseller network in Ceará state, and serve the rest of the country and brands via distributors, wholesalers and multiple retail groups. In Andean we partner with geographically exclusive distributors, but in Colombia a subsidiary sells to the key accounts directly. In most of CCA and Argentina we partner with distributors in each country who are responsible for the execution of the sales and marketing programmes.

Business review (continued)

Sustainability and responsibility

Our Learning for Life (L4L) programme, originated in this region and trained over 5,300 people this year. By providing skills in areas such as hospitality and entrepreneurship, it continues to be an important way for us to create value. This year, we celebrated the success of a former L4L graduate, who won the World Class Bartender of the Year competition in Colombia.

Our work to tackle underage drinking continues. Through the Ministry of Education, the ‘Ask, Listen and Learn’ programme trained children in Grenada and St. Lucia on healthy lifestyle choices and the dangers of underage drinking.

In Guatemala, Zacapa Warehousing have implemented a new rainwater catchment system, saving over 20,000 litres in the first two months. Some of the water saved has been used to support a new Ecological Gardens community initiative.

Finally, our Glass Is Good recycling initiative in Brazil reached a milestone, collecting 20,000 tonnes of glass.

Performance

Sales and net sales

Sales increased by £49 million, or 4%, to £1,352 million in the year ended 30 June 2018 from £1,303 million in the year ended 30 June 2017. Excise duties were £283 million in the year ended 30 June 2018 and £259 million in the year ended 30 June 2017, an increase of £24 million following excise duty increases in Columbia.

Net sales (sales less excise duties) were £1,069 million in the year ended 30 June 2018 an increase of £25 million, or 2%, compared to net sales of £1,044 million in the year ended 30 June 2017. Net sales were favourably impacted by organic growth of £66 million (see further performance analysis below) and the reallocation of some of the customers of the Travel Retail operations of £2 million, partially offset by exchange rate movements of £43 million due to the weakening of the Brazilian real, Mexican peso,Venezuelan bolivar and the Colombian peso against sterling.

Operating profit

Operating profit was £308 million in the year ended 30 June 2018 an increase of £58 million compared to operating profit of £250 million in the year ended 30 June 2017. Operating profit was favourably impacted by organic growth of £49 million and exchange rate movements of £10 million mainly driven by transaction exchange benefit on the US dollar more than offset the weakening of the Brazilian real, Mexican peso,Venezuelan bolivar and the Colombian peso. These gains were partially offset by the reallocation of some of the customers of the Travel Retail operations which reduced operating profit by £1 million.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

In Latin America and Caribbean net sales grew 7% with strong performances in Mexico, PUB, and PEBAC partially offset by weakness in the export channels and declines in the domestic markets of Caribbean and Central America. Growth in the region was broad based across categories. In scotch, net sales were up 3% with continued strong performance of Black & White in Brazil, Mexico and Colombia and Johnnie Walker was up 3% across the region. This was partially offset by a decline in Old Parr in Colombia and the export channels and in Buchanan’s in Mexico. Don Julio delivered double digit growth. Gin also performed strongly with Tanqueray more than doubling its net sales with strong growth across the region driven by Brazil and Mexico. Smirnoff grew double digit driven by Argentina, Mexico and Brazil. Operating margin in the region increased 299bps as organisational effectiveness benefits, productivity savings and the lapping of one-off tax charges more than offset adverse mix.

Business review (continued)

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Latin America and Caribbean	5	5	7	2

PUB	6	6	11	3
Mexico	8	8	12	9
CCA	(1)	(1)	(4)	(3)
Andean	(5)	(6)	(2)	(14)
PEBAC	24	24	15	12

Spirits	6	5	7	1
Beer	3	3	4	5
Ready to drink	(15)	(15)	(4)	(12)

Global giants and local stars(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		3	3	(3)
Buchanan’s		(5)	(4)	(8)
Smirnoff		15	16	5
Old Parr		(4)	(11)	(12)
Baileys		(3)	(4)	(9)
Ypióca		2	2	(6)
Black & White		38	56	47

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement except for Johnnie Walker 2%, Baileys (5)% and Old Parr (5)% due to the reallocation of the Travel Retail operations.

Key highlights

•

In PUB (Paraguay, Uruguay and Brazil) net sales increased 11%. In Brazil growth was broad based across spirits categories. Scotch net sales were up 11% driven by Black & White. In gin, Tanqueray net sales more than doubled through increased activation and distribution. Smirnoff net sales increased 4% through new formats to increase accessibility and the amplification of the cocktail culture through sponsorship of ‘The Best Caipiroska in Brazil’ event. In Paraguay net sales increased double digit driven by scotch, Tanqueray and Cîroc underpinned by domestic market growth.

•

In Mexico net sales increased 12%. Growth was broad based but led by Don Julio which gained 1.8pps of share of the tequila category with increasing premiumisation from new innovations, Barricas and Reposado Claro. Scotch was flat with growth in Black & White offset by declines in Buchanan’s whose performance was impacted by price increases. Smirnoff returned to growth, with improved performance on Smirnoff 21 and the launch of Smirnoff X1.

•

In CCA (Caribbean and Central America) net sales declined 4%. Hurricanes Irma and Maria impacted performance in the domestic markets where net sales declined 3%. Export channels net sales declined 5% as market conditions remained challenging with continuing currency weakness against the US dollar.

•

In Andean (Colombia and Venezuela) net sales declined 2% primarily driven by Colombia as last year’s tax regulations resulted in higher retail selling prices for premium imported whisky, impacting the performance of Old Parr. As consumers traded down, Black & White was the biggest beneficiary supported by up-weighted media campaigns. In Venezuela volume declined 18% driven by locally produced brands as economic conditions continued to deteriorate.

•

PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) delivered net sales growth of 15% driven by Argentina and Chile as well as Ecuador where economic conditions improved. Growth was driven by scotch which gained share, and by increased distribution of Smirnoff.

•	Marketing investment increased by 4%, driven by up weighted investment across the scotch portfolio focused on Johnnie Walker and Black & White.

Business review (continued)

Asia Pacific

Net sales by markets (%) Net sales by categories (%) Net sales by price points (%) Spirits(i) Beer Ready to drink Other India Greater China Australia South East Asia North Asia Other (principally Travel Retail) Value Standard Premium Super premium Ultra premium Prestige (i) excluding RTDs

Key financials	2017 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	2018 £ million	Reported movement %
Net sales	2,419	(64)	(11)	(51)	210	2,503	3
Marketing	343	(5)	—	—	50	388	13
Operating profit before exceptional items	487	1	(8)	(1)	89	568	17
Exceptional operating items(ii)	(9)					—

Operating profit	478					568	19

(i)	Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions.
(ii)	For further details of exceptional operating items see page 225.

Our strategy in Asia Pacific, which encompasses both developed and emerging markets, is to operate across categories in international spirits, local spirits, ready to drink formats and beer. We focus on the highest growth categories and consumer opportunities, driving continued development of super and ultra premium scotch, and leveraging the emerging middle class opportunity.

Our markets

Asia Pacific comprises India, Greater China (China, Taiwan, Hong Kong and Macau), Australia (including New Zealand), South East Asia (Vietnam, Thailand, Philippines, Indonesia, Malaysia, Singapore, Cambodia, Laos, Myanmar, Nepal and Sri Lanka), North Asia (Korea and Japan) and Travel Retail Asia and Middle East.

Supply operations

We have distilleries at Chengdu, in China that produce Chinese white spirits and in Bundaberg, Australia that produces rum. United Spirits Limited (USL) operates 20 owned manufacturing units in India. In addition, USL and Diageo brands are produced under licence by third parties. We also have bottling plants in Korea, Thailand, Indonesia and Australia with ready to drink manufacturing capabilities.

Route to consumer

In South East Asia, spirits and beer are sold through a combination of Diageo companies, joint venture arrangements, and third party distributors. In Thailand, Malaysia and Singapore, we have joint venture arrangements with Moët Hennessy, sharing administrative and distribution costs. Diageo operates wholly owned subsidiaries in the Philippines and Vietnam. In Vietnam we own a 45.57% equity stake in Hanoi Liquor Joint Stock Company. In Indonesia, Guinness is brewed by, and distributed through third party arrangements.

Business review (continued)

In Greater China our market presence is established through our investment in Sichuan Shuijingfang Company Limited for baiju, our wholly owned entity Diageo China Limited, other subsidiaries and through a jount venture arrangement with Moët Hennessy. Diageo operates a wholly owned subsidiary in Taiwan.

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

Sustainability and responsibility

Promoting road safety is a regional priority. Our partnership with the United Nations Institute for Training and Research gathers experts, government officials, educators and business leaders to create change in the countries with the highest road traffic fatalities. In 2018 the partnership held an event in Thailand — where we also run our ‘Smashed’ educational programme, which raises awareness of the dangers of underage drinking.

Overall, lost time accident rates have improved by 23% in the region. Our focus on safety in USL is paying dividends, as well as the continued improvement in more established markets like Australia, which had zero lost time accidents.

This year we carried out a Human Rights Impact Assessment across our value chain in India. Our ‘Road to Safety’ programme also trained over 5,000 police officers and we gathered 3.6 million pledges against drunk driving. We have provided safe drinking water for 70,000 people through community water projects, and we continued to tackle illicit alcohol and harmful drinking, while promoting women’s empowerment.

Performance

Sales and net sales

Sales increased by £119 million, or 2%, to £5,042 million in the year ended 30 June 2018 from £4,923 million in the year ended 30 June 2017. Excise duties were £2,539 million in the year ended 30 June 2018 and £2,504 million in the year ended 30 June 2017, an increase of £35 million.

Net sales (sales less excise duties) were £2,503 million in the year ended 30 June 2018 an increase of £84 million, or 3%, compared to net sales of £2,419 million in the year ended 30 June 2017. Net sales were favourably impacted by organic growth of £210 million (see further performance analysis below), partially offset by £64 million of unfavourable exchange rate movements due to the weakening of Indian rupee, Australian dollar, Indonesian rupiah, South Korean won and the Taiwan dollar against sterling. In addition, there was a £46 million reduction due to the transition of some operations in India to a royalty or franchise model, the loss of net sales of £5 million following the disposal of USL’s subsidiary in Nepal and a net reduction of £11 million following the reallocation of the results of some of the customers of the Travel Retail operations.

Operating profit

Operating profit was £568 million in the year ended 30 June 2018 an increase of £90 million compared to operating profit of £478 million in the year ended 30 June 2017. Operating profit was favourably impacted by organic growth of £89 million, by lapping a net exceptional cost of £9 million in respect of a customer claim in India partially offset by an exceptional gain in respect of disengagement agreements relating to USL incurred in the year ended 30 June 2017 and exchange rate movements of £1 million due to transaction exchange benefit on the US dollar more than offset the weakening of Indian rupee, Australian dollar, Indonesian rupiah, South Korean won and the Taiwan dollar against sterling. These increases were partially offset by £8 million due to the reallocation of some of the customers of the Travel Retail operations and £1 million due to the disposal of a subsidiary in Nepal.

Business review (continued)

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

In Asia Pacific net sales grew by 9% with strong growth in Greater China, India, and Travel Retail Asia and Middle East. This was partially offset by the continued contraction of the scotch category in Korea. Growth was broad based across the majority of spirits categories. Chinese white spirits continued to grow strong double digit. Net sales in India grew by 9% with strong second half growth as the impact of the Supreme Court ruling prohibiting the sale of alcohol in certain outlets near state highways was lapped. In scotch, net sales were up 4% as strong performance of Johnnie Walker in Travel Retail Asia and Middle East, South East Asia, and China Mainland was partially offset by the decline of Windsor in Korea. Net sales of reserve brands were up 29% driven by Chinese white spirits and Johnnie Walker Super Deluxe in Travel Retail Asia and Middle East and premium scotch in South East Asia. Operating margin in the region improved by 181bps as savings from both indirect spend and organisational effectiveness programmes more than offset the up-weighted marketing investment.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Asia Pacific(i)	2	(7)	9	3

India(i)	1	(9)	9	(1)
Greater China	15	15	27	25
Australia	(2)	(2)	—	(4)
South East Asia	10	8	5	2
North Asia	1	1	(6)	(9)
Travel Retail Asia and Middle East	11	5	22	20

Spirits(i)	2	(7)	10	5
Beer	4	4	3	(1)
Ready to drink	(5)	(5)	(4)	(6)

Global giants and local stars(ii):		Organic volume movement(iii) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		7	12	11
McDowell’s		—	8	(3)
Windsor		(12)	(19)	(20)
Smirnoff		6	2	1
Guinness		5	4	—
Bundaberg		(3)	(4)	(7)
Shui Jing Fang(iv)		50	63	61

(i)	Difference between organic and reported volume for Asia Pacific is driven by the move to a franchise model for some popular segment brands in India and the disposal of a subsidiary in Nepal.
(ii)	Spirits brands excluding ready to drink.
(iii)

Organic equals reported volume movement except for Johnnie Walker 5% and McDowell’s (9)% due to the reallocation of the Travel Retail operations, the change from an owned to a franchise model for some popular segment brands in India and the disposal of a subsidiary in Nepal.

(iv)	Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

Business review (continued)

Key highlights

•

In India net sales increased 9% reflecting a strong acceleration in the second half as the business lapped the implementation of the Supreme Court ruling prohibiting the sale of alcohol in certain outlets near state highways. Prestige and above net sales grew 12% driven by McDowell’s No. 1 supported by the launch of its ‘Never Drink and Drive’ campaign, Royal Challenge which leveraged a partnership with T20 cricket through Royal Challengers Bangalore and celebrity endorsement of Signature. Scotch net sales were up 11% supported by up-weighted marketing investment. Rum net sales were up 3% driven by the national launch of Captain Morgan. The popular brand segment recovered in the second half following a focus on key states and brands, resulting in full year net sales growth of 4%.

•

In Greater China net sales increased 27% driven by Chinese white spirits which grew strong double digit through improved execution, expanded distribution and increased marketing investment. Scotch net sales declined 5% as strong double digit growth in mainland China in Johnnie Walker and The Singleton was more than offset by declines in Taiwan where scotch net sales declined by 15% as a result of commercial challenges and category contraction.

•	Net sales in Australia were flat. Growth in Guinness and Tanqueray, with the latter gaining 1.1pps of share, was offset by declines in Smirnoff and Bundaberg in the ready to drink category.
•

In South East Asia net sales increased 5% driven by double digit growth in Key Accounts where Johnnie Walker was supported by continued focus on route to consumer and seasonal gifting. Scotch net sales grew 11% with growth in all markets except Vietnam and Thailand.

•

In North Asia net sales declined 6% as scotch led growth in Japan driven by Johnnie Walker was more than offset by continued weakness in Korea. In Korea net sales declined 11% driven by Windsor as the scotch category continued to contract as consumers switched to lower alcohol content alternatives. This was partially offset by growth in the W range by Windsor, in the lower ABV segment, and Guinness, which both delivered double digit net sales gains.

•

Travel Retail Asia and Middle East net sales grew 22% with growth driven by scotch, particularly Johnnie Walker, as the Middle East lapped weak performance in the prior year along with expanded distribution and improved commercial activations.

•	Marketing investment increased 15% driven by investment in China and India.

Business review (continued)

Corporate

Performance

Sales and net sales

Corporate sales principally arise in the Guinness visitor centre in Dublin, Ireland and the income from the global licencing of Diageo brands and trademarks. Corporate sales and net sales were £52 million in the year ended 30 June 2018 an increase of £6 million compared to net sales of £46 million in the year ended 30 June 2017 or 13% against the comparable year. Sales were favourably impacted by organic growth of £5 million and £1 million beneficial exchange rate movement.

Operating costs

Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. Operating costs were £158 million in the year ended 30 June 2018 a decrease of £31 million compared to operating costs of £189 million in the year ended 30 June 2017. Operating costs reduced because of lower restructuring costs and a lower net post employment charge in the year ended 30 June 2018 and exchange rate benefits of £6 million due to strengthening of the US dollar and euro against sterling.

Business review (continued)

Category review

Volume (%) Net sales (%) Marketing spend (%) Scotch Vodka US whiskey Canadian whisky Rum Indian-Made Foreign Liquor (IMFL) whisky Liqueurs Gin Tequila Beer Ready to drink Other

Key categories	Organic volume movement(iv) %	Organic net sales movement %	Reported net sales movement %
Spirits(i)	3	5	2
Scotch	3	2	1
Vodka(ii)(iii)	1	(1)	(6)
US whiskey	2	7	1
Canadian whisky	—	2	(4)
Rum(ii)	(3)	1	(4)
Indian-Made Foreign Liquor (IMFL) whisky	4	8	(1)
Liqueurs	6	6	4
Gin(ii)	17	16	14
Tequila	35	40	56
Beer	1	4	(1)
Ready to drink	2	4	—

(i)	Spirits brands excluding ready to drink.
(ii)	Vodka, rum, gin including IMFL brands.
(iii)	Vodka includes Ketel One Botanicals.
(iv)

Organic equals reported volume movement except for spirits (1)%, rum (10)%, IMFL whisky (3)%, vodka flat, tequila 58% and gin 12%. IMFL whisky was impacted by the move from an owned to a franchise model for some popular segment brands in certain states in India and the disposal of a subsidiary in Nepal, Tequila reported volume benefits from the Casamigos acquisition and other categories were impacted by the reallocation of the Travel Retail operations.

•

Scotch represents 25% of Diageo’s net sales and was up 2% with growth in North America, Asia Pacific and Latin America and Caribbean partially offset by decline in Africa and Europe. Scotch growth was driven by Johnnie Walker, which delivered a strong performance with net sales up 5%, and primary scotch brands net sales increased 7% largely driven by Black & White in Latin America and Caribbean and Asia Pacific. Africa was impacted by South Africa’s decline in primary scotch and the soft economic environment in Cameroon. In Europe performance was impacted by weakness in JeB. Elsewhere Windsor net sales were down double digit as it continued to suffer from the category decline in Korea and Old Parr performance was impacted by tax changes in Colombia. Net sales in scotch malts were up 1% with growth primarily in Great Britain and China Mainland partially offset by weakness of The Singleton in Taiwan.

Business review (continued)

•

Vodka represents 11% of Diageo’s net sales and declined 1%, an improvement against the 4% decline last year. The net sales decline was driven predominantly by Smirnoff in US Spirits and Europe as well as Smirnoff 1818 in South Africa which continued to be impacted by the competitive pressure in the mainstream segment. This more than offset the good performance of Smirnoff in Latin America and Caribbean. Cîroc vodka and Ketel One vodka also declined with growth in Europe and Latin America and Caribbean more than offset by declines in US Spirits despite improved performance on both brands compared to last year.

•	US whiskey represents 2% of Diageo’s net sales and grew 7% largely driven by Bulleit continuing to win share in the US whiskey category.
•	Canadian whisky represents 7% of Diageo’s net sales and grew 2%. Net sales in Crown Royal grew 3% and continued to gain share in the Canadian whisky category of the US market.
•

Rum represents 7% of Diageo’s net sales and grew 1% with broad based growth across all regions except North America where we continue to gain share despite category headwinds. Rum overall performance was largely driven by Captain Morgan, up 2%, as well as Zacapa that grew 8%. Captain Morgan and Zacapa performance more than offset declines in Parrot Bay, Bundaberg and Cacique.

•	IMFL whisky represents 5% of Diageo’s net sales and grew 8% driven by strong performance of McDowell’s No.1 and Royal Challenge.
•

Liqueurs represents 5% of Diageo’s net sales and grew 6% driven by double digit growth of Baileys in US Spirits as the brand benefited from a new media campaign and ‘liquid on lips’ sampling activations and good performance in Europe due to Baileys Original, up 2%, strong recruitment via Baileys Almande and launch of time limited flavour Baileys Strawberries and Cream.

•

Gin represents 4% of Diageo’s net sales and grew 16% with broad based growth across all regions. Tanqueray and Gordon’s in Europe were the largest contributors to growth as both brands grew double digit.

•	Tequila represents 3% of Diageo’s net sales and grew 40%. The performance was driven by strong double digit growth of Don Julio in US Spirits and Mexico.
•

Beer represents 16% of Diageo’s net sales and grew 4%. Growth was largely driven by Guinness, Dubic and Serengeti Lite. Guinness net sales were up 5% with strong performance in Europe driven by Hop House 13 Lager and Guinness Draught. Nigeria also had a strong performance with Guinness growing 24%. In East Africa, performance of Senator was impacted by excise driven price increase and political instability.

•	Ready to drink represents 6% of Diageo’s net sales and grew 4% driven by good performance in North America and Europe.

Business review (continued)

Global giants, local stars and reserve(i):	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	3	5	5
Smirnoff	—	(2)	(5)
Baileys	6	6	5
Captain Morgan	6	2	(1)
Tanqueray	14	15	12
Guinness	3	5	2
Local stars
Crown Royal	1	3	(3)
Yenì Raki	—	10	(9)
Buchanan’s	(3)	(2)	(6)
JeB	(5)	(9)	(7)
Windsor	(13)	(19)	(20)
Old Parr	(3)	(9)	(10)
Bundaberg	(3)	(4)	(7)
Black & White	26	33	28
Ypióca	2	2	(7)
McDowell’s	—	8	(3)
Shui Jing Fang(iii)	50	63	61
Reserve
Scotch malts	1	1	4
Cîroc	1	(2)	(6)
Ketel One vodka	3	(1)	(7)
Don Julio	34	39	32
Bulleit	9	11	5

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement except for McDowell’s (9)% and Scotch malts 2% which were impacted by the move from an owned to a franchise model in India.
(iii)	Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the primary brand.

•	Global giants represent 41% of Diageo’s net sales and grew 4%. Growth was broad based across all brands with the exception of Smirnoff whose net sales declined 2%.
•

Local stars represent 20% of Diageo’s net sales and grew 6%, largely driven by strong growth of Chinese white spirits, IMFL whisky, Crown Royal in US Spirits and Black & White in Latin America and Caribbean. This was partially offset by declines of Windsor in Korea, JeB in Iberia and Old Parr in Colombia.

•

Reserve brands represent 18% of Diageo’s net sales and grew 14% largely driven by strong double digit growth in Chinese white spirits and Don Julio. Net sales of Johnnie Walker reserve variants were up 8%. Double-digit growth in Tanqueray No. TEN and Bulleit more than offset declines in Ketel One vodka and Cîroc vodka.

Business review (continued)

Operating results 2017 compared with 2016

GROUP FINANCIAL REVIEW

Summary financial information		2017	2016
Volume	EUm	242.2	246.4
Net sales	£ million	12,050	10,485
Marketing	£ million	1,798	1,562
Operating profit before exceptional items	£ million	3,601	3,008
Exceptional operating items(i)	£ million	(42)	(167)
Operating profit	£ million	3,559	2,841
Share of associates and joint ventures profit after tax	£ million	309	221
Exceptional non-operating items(i)	£ million	20	123
Net finance charges	£ million	329	327
Tax rate	%	20.6	17.4
Tax rate before exceptional items	%	20.6	19.0
Discontinued operations (after tax)(i)	£ million	(55)	—
Profit attributable to parent company’s shareholders	£ million	2,662	2,244
Basic earnings per share	pence	106.0	89.5
Earnings per share before exceptional items	pence	108.5	89.4
Recommended full year dividend	pence	62.2	59.2

(i)	For further details of exceptional items see pages 89 and discontinued operations see page 234.

Reported growth by region	Volume %	Sales %	Net sales %	Marketing %	Operating profit %	Operating profit before exceptional items %
North America	1	17	17	19	22	22
Europe and Turkey(iii)	1	11	11	10	13	17
Africa	3	11	11	16	3	3
Latin America and Caribbean	2	21	21	17	209	26
Asia Pacific	(6)	17	17	14	38	23
Diageo(ii)	(2)	15	15	15	25	20

Organic growth by region		Volume %	Sales %	Net sales %	Marketing %	Operating profit(i) %
North America		2	3	3	4	4
Europe and Turkey(iii)		3	3	5	3	8
Africa		3	5	5	5	10
Latin America and Caribbean		2	10	9	4	15
Asia Pacific		(1)	7	3	—	4
Diageo(ii)		1	5	4	3	6

(i)	Before exceptional items.
(ii)	Includes Corporate. In the year ended 30 June 2017 corporate net sales were £46 million (2016 – £36 million). Net corporate operating costs were £189 million (2016 – £150 million).
(iii)	The Europe and Turkey region was formerly named ‘Europe, Russia and Turkey’. Countries included in the region have not changed.

Business review (continued)

Key performance indicators

Net sales (£ million)

14.9% increase in reported net sales aided by favourable exchange

Organic net sales growth of 4.3% with 1.1% volume growth and positive price/mix

Exchange Volume Acquisitions and disposals Price/mix
10,485 1,359 (282) 124 364 12,050 Organic movement 2016 217 Exchange (i) Volume Acquisitions and disposals Price/mix

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

Operating profit (£ million)

Reported operating profit growth of 25.3%

Organic operating profit growth of 5.6%

Exceptional operating items acquisitions disposals exchange organic movement
2,841 125 446 (43) 190 3,559 2016 2017 Exceptional opreating Items Exchange Acqulsitions disposals Organic movement

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

On 15 August 2017 Diageo completed the purchase of 100% of the share capital of Casamigos Tequila, LLC (Casamigos), a super premium tequila based in the United States, for $1,000 million (Ł777 million) of which $300 million (Ł233 million) was contingent on Casamigos achieving certain performance targets.

Business review (continued)

Operating margin (%)

Reported operating margin growth of 244bps

Organic operating margin grew by 37bps

Exceptional operating items gross margin exchange marketing acquisitions and disposals other operating expences
27.1% 124bps 47bps 36bps 57bps 19bps (39)bps 29.5% Organic movement 2016 2017 Exceptional operating items Gross margin Exchange Marketing Acquisitions and disposals Other operating expenses

Reported operating margin improved by 244bps driven by the comparison against the prior period exceptional operating charge, favourable exchange, the disposal of lower margin non-core assets and organic operating margin improvement. Organic operating margin improved 37bps driven by our productivity programme which enabled gross margin expansion, marketing efficiencies and overhead savings. The negative impact of other operating expenses arose primarily from lapping the profit on the sale of United Breweries Limited shares and the sale of surplus land, partially mitigated by productivity efficiencies in overheads.

Basic earnings per share (pence)

Basic eps increased 18% from 89.5 pence to 106.0 pence

Eps before exceptional items increased 21% from 89.4 pence to 108.5 pence

Exceptional items after tax associates and joint ventures discontinued operations after tax net finance charge exchange on operating profit tax acquisitions and disposals non-controlling interests organic operating profit growth other excluding exchange
89.5 (0.4) (2.2) 17.8 (1.8) 7.6 3.5 (0.1) (7.3) (0.4) (1.2) 106.9 2016 2017 Exceptional items after tax Associates joint ventures Discontinued operations after tax Net finance change Exchange on opreating profit Tax Acquisitions and disposals Non-controlling interests Orgnice operating growth (i) Other

(i)	Excluding exchange.

Basic eps was impacted by net exceptional charges in the current year compared to exceptional income in the prior year and a charge in respect of an agreement with the UK Thalidomide Trust accounted for in discontinued operations.

Business review (continued)

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

exchange interest and tax operating profit other working capital
2,548 446 199 204 (233) (32) 3,132 2016 2017 Exchange Interest and tax Operating profit Other Working capital

Free cash flow was £2,663 million, an increase of £566 million.

capex working capital exchange interest and tax operating profit other
2,097 (23) 446 199 204 (233) (27) 2,663 2016 2017 Capex Working capital Exchange(i) Interest and tax Operating profit(iii) Other(iv)

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

Business review (continued)

Free cash flow improved £566 million in the year ended 30 June 2017 driven by favourable exchange, higher organic operating profit growth and favourable working capital movement, partially offset by higher tax payments. The improvement in working capital is primarily driven by lower debtors due to focus on efficient debtor management and reduction in overdue debt.

Return on invested capital (ROIC) %

The return on closing invested capital of 23.1% for the year ended 30 June 2017, calculated as profit for the year divided by net assets as of 30 June 2017, decreased by 10bps.

Return on average invested capital (%)(i) increased 175 bps

exchange associates and joint ventures acquistions and disposals tax organic operating profit growth other
12.1% 92bps 3bps 86bps 17bps (35)bps 12bps 13.8% 2016 2017 Exchange Associates and joint ventures Acquistions and disposals Tax Orgnic operating profit growth Other

(i)	See pages 145-146 for calculation of ROIC used by Diageo.

ROIC before exceptional items increased 175bps mainly driven by favourable exchange and organic operating profit growth, partially offset by higher tax charges.

Business review (continued)

Income statement

	2016 £ million	Exchange (a) £ million	Acquisitions and disposals (b) £ million	Organic movement(ii) £ million	2017 £ million
Sales	15,641	1,978	(332)	827	18,114
Excise duties	(5,156)	(619)	50	(339)	(6,064)

Net sales	10,485	1,359	(282)	488	12,050
Cost of sales	(4,251)	(525)	219	(123)	(4,680)

Gross profit	6,234	834	(63)	365	7,370
Marketing	(1,562)	(193)	8	(51)	(1,798)
Other operating expenses(i)	(1,664)	(195)	12	(124)	(1,971)

Operating profit before exceptional items	3,008	446	(43)	190	3,601
Exceptional operating items (c)	(167)				(42)

Operating profit	2,841				3,559
Non-operating items (c)	123				20
Net finance charges	(327)				(329)
Share of after tax results of associates and joint ventures	221				309

Profit before taxation	2,858				3,559
Taxation (d)	(496)				(732)

Profit from continuing operations	2,362				2,827
Discontinued operations (c)	—				(55)
Profit for the year	2,362				2,772

(i)	Before exceptional operating items, see note (c) below.
(ii)	For the definition of organic movement see page 140.

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

Business review (continued)

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

Business review (continued)

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

(e) Dividend

The final dividend for the year ended 30 June 2017 was 38.5 pence, an increase of 5% consistent with the interim dividend. This brought the full year dividend to 62.2 pence per share and dividend cover to 1.7 times.

(f) Share buyback

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

(a) See page 144 for the analysis of free cash flow.

(b) In the year ended 30 June 2017 acquisitions and sale of businesses included the settlement of the guarantee in respect of the US wines disposal partially offset by the working capital settlement received from Treasury Wine Estates.

Business review (continued)

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

Business review (continued)

North America

Net sales by markets Net sales by categories Net sales by price points (%) (%) (%) " US Spirits Travel Retail " DBC USA North " Canada America " Spirits(R) " Ready to drink "Value Super " Beer " Other " Standard premium " Premium " Ultra premium
Net sales by markets (%) Net sales by categories (%) Net sales by price points (%) US Spirits Other Spirits Ready to drink Value Super premium DBC USA (principally) Beer Other Standard Ultra premium Canda Travel Retail Premium

(i)	excluding RTDs.

Key financials	2016 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	2017 £ million	Reported movement %
Net sales	3,565	588	19	(132)	121	4,161	17
Marketing	541	86	—	(9)	24	642	19
Operating profit	1,551	270	15	(13)	76	1,899	22

(i)	Reclassification comprise changes to a reallocation of the results of the Travel Retail operations to the geographical regions.

Performance

Sales

Sales were £4,725 million in the year ended 30 June 2017 (2016–£4,037 million) an organic increase of £139 million or 3% against the comparable year. An explanation for the increase is generally the same as it is for net sales as detailed below.

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

Business review (continued)

North America delivered net sales growth of 3% with full year performance improving in US Spirits and Diageo Beer Company USA (DBC USA), and Canada continuing to grow. Full year depletion and net sales growth in US Spirits was 3%. Share gains were achieved in all key categories, except vodka. North American whisk(e)y, scotch and tequila delivered the strongest category performance. North American whisk(e)y net sales grew 12% as momentum on Crown Royal and Bulleit continued. Scotch grew 8% driven by Johnnie Walker Black Label, Buchanan’s and reserve variants. Captain Morgan and Baileys performance improved versus last year. Vodka net sales declined 8% primarily driven by Cîroc and Ketel One vodka. Smirnoff depletion volume was flat but net sales were down as we continued to focus on inventory management and made price adjustments in the first half. DBC USA net sales grew 3% with ready to drink growing and beer flat. Net sales in Canada were up 3%. Marketing in North America increased 4%, growing ahead of net sales with increased activity on core brands in the second half. Operating margin increased 51bps as positive mix and productivity initiatives delivered gross margin expansion with zero based budgeting and organisational effectiveness changes driving lower overhead cost, partially offset by increased marketing.

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

Business review (continued)

•

Net sales in US Spirits were up 3%. Diageo maintained its leadership position in the North American whisk(e)y category in the United States with Crown Royal and Bulleit delivering strong net sales growth and continued share gains. Crown Royal net sales increased 13% with the launch of Crown Royal Vanilla and the continued growth of Crown Royal Deluxe and Crown Royal Regal Apple. Johnnie Walker net sales grew 8% with growth in Johnnie Walker Black Label and reserve variants driven by the successful ‘Keep Walking America’ platform, scaled up liquid on lips and focus on gifting. Scotch malts grew 9% with the launch of The Singleton and Lagavulin benefiting from the award winning ‘My Tales of Whisky’ partnership with Nick Offerman. Vodka decline was driven primarily by Cîroc and Ketel One vodka declining 15% and 6%, respectively. Cîroc performance was primarily impacted by the lapping of the successful Apple flavour innovation with a smaller Mango launch and a decline in legacy flavours. Smirnoff depletion volume was flat and brand equity scores improved as consumers were reminded that it is a quality vodka at a great price through a new campaign involving celebrity influencers and activation against millennials and multi-cultural consumers. Captain Morgan made strong share gains in a weak rum category as it encouraged consumers to ‘Live like a Captain’ through its new campaign, innovated with the launch of LocoNut and new signature serve ‘Morgan Mule’. Don Julio net sales grew 20% building on the momentum of last year. Tanqueray gin and Baileys grew net sales and continued category share gains.

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

Business review (continued)

Europe and Turkey

Net sales by markets (%) Net sales by categories Net sales by price points (%) (%) " Europe " Other " Turkey (principally Travel Retail) " Spirits01 " Ready to drink Value Super " Beer Other " Standard premium " Premium " Ultra premium
Net sales by markets (%) Net sales by categories (%) Net sales by price points (%) Europe Other Spirits Ready to drink Value Super premium Russia (principally) Beer Other Standard Ultra premium Turkey Travel Reatail) Premium

(i)	excluding RTDs.

Key financials	2016 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	2017 £ million	Reported movement %
Net sales	2,544	211	37	(96)	128	2,824	11
Marketing	404	22	5	(2)	14	443	10
Operating profit before exceptional items	801	64	14	(10)	67	936	17
Exceptional operating items(ii)	—					(33)

Operating profit	801					903	13

(i)

Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions and the results of Lebanon, other Middle Eastern and North African countries which were formerly reported in Asia Pacific and Africa geographical regions now being included in Europe, Russia and Turkey.

(ii)	For further details of exceptional operating items see pages 225-227.

Performance

Sales

Sales were £4,985 million in the year ended 30 June 2017 (2016–£4,593 million) an organic increase of £168 million or 3% against the comparable year. The organic increase was 5% for net sales growth due to the decrease of excise duties principally in Great Britain.

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

Business review (continued)

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

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Europe and Turkey(i)	3	1	5	11

Europe	3	—	5	10
Turkey	(2)	(2)	4	6

Spirits(i)	3	4	5	15
Beer	2	(1)	2	10
Ready to drink	(2)	(2)	(3)	5

(i)	The Europe and Turkey region was formerly named ‘Europe, Russia and Turkey’. Countries included in the region have not changed.

Global giants and local stars(i):	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Guinness	2	2	10
Johnnie Walker	10	10	34
Smirnoff	(2)	(4)	2
Baileys	8	6	16
Yenì Raki	(2)	4	5
Captain Morgan	14	12	23
JeB	2	—	14
Tanqueray	33	29	43

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement except Johnnie Walker 19% and JeB 3% which were impacted by the reclassification of Middle Eastern and North African countries to the region.

Business review (continued)

•	In Europe net sales were up 4%:
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

Business review (continued)

Africa

Net sales by markets (%) Net sales by categories (%) Net sales by price points(%)East Africa Africa Regional Markets (ARM) Nigeria South Africa Other (principally Travel Retail)Spirits Beer Ready to drink Other Value Standard Premium Super premium Ultra premium

(i)	excluding RTDs.

Key financials	2016 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	2017 £ million	Reported movement %
Net sales	1,401	78	(13)	15	75	1,556	11
Marketing	143	13	(2)	5	7	166	16
Operating profit	212	7	(7)	(14)	20	218	3

(i)

Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions and the results of North African countries which were formerly reported in the Africa geographical regions now being included in Europe, Russia and Turkey.

Performance

Sales

Sales were £2,132 million in the year ended 30 June 2017 (2016 – £1,875 million) an organic increase of £93 million or 5% against the comparable year. An explanation for the increase is generally the same as it is for net sales as detailed below.

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

Business review (continued)

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

•

Marketing was up 5% in the region. In Africa Regional Markets investment was focused behind the activation of Guinness campaigns and Johnnie Walker ‘Step up’ across all markets, and in Ethiopia on the Meta relaunch. South Africa investment was behind Johnnie Walker and Bell´s to revitalize the scotch category with activations at scale through liquid on lips. In Nigeria investment remained flat, with special focus on Satzenbrau and mainstream spirits launches. East Africa investment was focused on Johnnie Walker, while efficiencies on Tusker were re-invested in mainstream spirits.

Business review (continued)

Latin America and Caribbean

Net sales by markets (%) Net sales by categories (%) Net sales by price points(%)PUB Mexico CCA Andean PEBAC Other (principally Travel Retail) Spirits Beer Ready to drinkValue Standard Premium Super premium Ultra premium

(i)	excluding RTDs.

Key financials	2016 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	2017 £ million	Reported movement %
Net sales	863	131	(13)	(26)	89	1,044	21
Marketing	167	22	1	(2)	7	195	17
Operating profit before exceptional items	199	35	(11)	(5)	32	250	26
Exceptional operating items(ii)	(118)					—

Operating profit	81					250	209

(i)	Reclassification comprise changes to a reallocation of the results of the Travel Retail operations to the geographical regions.
(ii)	Ypióca impairment.

Performance

Sales

Sales were £1,303 million in the year ended 30 June 2017 (2016 – £1,078 million) an organic increase of £114 million or 10% against the comparable year. An explanation for the increase is generally the same as it is for net sales as detailed below.

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

Business review (continued)

Asia Pacific

Net sales by markets (%)Net sales by categories (%)Net sales by price points (%)India Greater China Australia South East AsiaNorth Asia Travel Retail Asia and Middle EastSpirits BeerReady to drink OtherValue Standard PremiumSuper premium Ultra premium

(i) excluding RTDs.

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

(ii)	For further details of exceptional operating items see pages 225-227.

Performance

Sales

Sales were £4,923 million in the year ended 30 June 2017 (2016—£4,022 million) an organic increase of £308 million or 7% against the comparable year. The organic increase was 3% for net sales growth due to the increase of excise duties principally in India.

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

•

South East Asia net sales grew 3% with growth in the Philippines and Key Accounts offsetting the declines in Thailand and Indonesia. In the Philippines the focus on route to consumer is driving significant increases in distribution in the modern trade and secondary outlets, while also improving execution standards and activation. The ‘Keep Walking Philippines’ campaign launch during the first half supported by occasion-driven activation during the second half led to double digit growth for Johnnie Walker. Scotch grew net sales 7% driven by Key Accounts, which continues to lap a period of planned inventory reduction, and the Philippines. The mourning period in Thailand, following the death of the king, impacted performance with net sales down 10% following the closure of on-trade outlets for varying periods over the one year formal mourning period. In Indonesia, total beer net sales declined 5% impacted by structural trade changes. Guinness decline was mitigated by the launch of Ginseng under the Guinness Zero brand.

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

Business review (continued)

Corporate

Performance

Sales

Sales were £46 million in the year ended 30 June 2017 (2016—£36 million) an organic increase of £5 million or 12% against the comparable year. An explanation for the increase is generally the same as it is for net sales as detailed below.

Net sales

Net sales were £46 million in the year ended 30 June 2017 an increase of £10 million compared to net sales of £36 million in the year ended 30 June 2016. Net sales were favourably impacted by organic growth of £5 million and exchange rate movements of £5 million due to strengthening of the US dollar and euro against sterling.

Operating profit

Operating loss was £189 million in the year ended 30 June 2017 a increase of £39 million compared to operating loss of £150 million in the year ended 30 June 2016. Operating loss was unfavourably impacted by organic decrease of £24 million and exchange rate movements of £15 million due to weakening of the US dollar and euro against sterling.

Business review (continued)

Category review

Volume (%)Net sales (%)Marketing spend (%)Scotch VodkaNorth American Whisk(e)yRum India Made Foreign Liquor (IMFL)Liqueurs GinTequila BeerReady to drinkOther

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

Business review (continued)

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

a) 2018 compared with 2017

Net cash from operating activities – see page 54

Movement in net borrowings – see page 58

Movement in equity – see page 59

Post employment surplus – see page 59

b) 2017 compared with 2016

Net cash from operating activities – see page 86

Movement in net borrowings – see page 90

Movement in equity – see page 91

Post employment deficit – see page 91

2. ANALYSIS OF BORROWINGS

a) Gross borrowings (excluding finance lease liabilities and the fair value of derivative instruments) are expected to mature as follows:

	2018 £ million	2017 £ million	2016 £ million
Within one year	1,828	2,459	2,058
Between one and three years	2,033	1,255	2,896
Between three and five years	2,111	1,324	537
Beyond five years	3,930	4,004	4,638

	9,902	9,042	10,129

b) The following bonds were issued and repaid:
	2018 £ million	2017 £ million	2016 £ million
Issued
€ denominated	1,136	—	—
US$ denominated	1,476	—	—
Repaid
US$ denominated	(1,571)	(1,234)	(1,003)

	1,041	(1,234)	(1,003)

Business review (continued)

c) The group had available undrawn committed bank facilities as follows:

	2018 £ million	2017 £ million
Expiring within one year	788	481
Expiring between one and two years	—	900
Expiring after two years	1,864	1,219

	2,652	2,600

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

$900 million (£682 million) of the $3.5 billion (£2,652 million) available undrawn committed bank facilities have been ring-fenced, as a backstop to Diageo’s normal funding sources, for the cost of acquiring the shares in SJF until settlement is completed.

3. CAPITAL MANAGEMENT

The group’s management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post employment benefit liabilities) to EBITDA leverage of 2.5 – 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 – 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. For the year ended 30 June 2018 the adjusted net borrowings to adjusted EBITDA ratio was 2.2 times. For this calculation net borrowings are adjusted by post employment benefit liabilities (as at 30 June 2018 – £872 million) whilst adjusted EBITDA (year ended 30 June 2018 – £4,496 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

4. CAPITAL REPAYMENTS

Authorisation was given by shareholders on 20 September 2017 to purchase a maximum of 251,773,000 shares at a minimum price of 28 101/108 pence and a maximum price of higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 19 December 2018, if earlier.

During the year ended 30 June 2018, as part of the employee share schemes, the company purchased 2.5 million ordinary shares, nominal value of £1 million (2017 – 5 million ordinary shares, nominal value of £1 million; 2016 – 2 million ordinary shares, nominal value of £1 million), representing approximately 0.1% (2017 – 0.2%; 2016 – 0.1%) of the issued ordinary share capital (excluding treasury shares).

Business review (continued)

Shares were either directly granted to employees as part of employee share schemes or held as treasury shares and used to hedge share scheme grants to employees during the course of the year. The consideration paid for purchase of own shares was £66 million (excluding expenses) in the year ended 30 June 2018.

In addition, in the year ended 30 June 2018 the group purchased 58.9 million ordinary shares (representing approximately 2.1% of the issued ordinary share capital) at an average price of £25.43 per share, and an aggregate cost of £1,507 million (including £9 million of transaction costs) under a share buyback program. The shares purchased under the share buyback programme were cancelled.

For further details about the shares purchased and the average price paid per share please refer to note 17 in the consolidated financial statements.

Contractual obligations and other commitments

	Payments due by period
As at 30 June 2018	Less than 1 year £ million	1-3 years £ million	3-5 years £ million	More than 5 years £ million	Total £ million
Long term debt obligations	1,494	2,054	2,117	3,951	9,616
Interest obligations	341	472	382	1,385	2,580
Purchase obligations	1,072	599	276	46	1,993
Operating leases	100	118	52	42	312
Post employment benefits(i)	58	100	90	125	373
Provisions and other non-current payables	113	142	25	376	656
Finance leases	37	75	39	26	177
Credit support obligations	54	—	—	—	54
Capital commitments	159	2	—	—	161
Other financial liabilities	164	—	—	—	164

Total	3,592	3,562	2,981	5,951	16,086

(i)	For further information see note 13(d) to the consolidated financial statements.

Long term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings and are calculated based on the fixed amounts payable and where the interest rate is variable on an estimate of what the variable rates will be in the future. Credit support obligations represent liabilities to counterparty banks in respect of cash received as collateral under credit support agreements. Purchase obligations include various long term purchase contracts entered into for the supply of raw materials, principally bulk whisk(e)y, cereals, cans and glass bottles. Contracts are used to guarantee the supply of raw materials over the long term and to enable a more accurate prediction of costs of raw materials in the future. Provisions and other non-current payables exclude £4 million in respect of vacant properties. For certain provisions discounted numbers are disclosed.

Corporate tax payable of £243 million and deferred tax liabilities are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.

On 10 July 2018 Diageo launched a partial tender offer to increase its aggregate equity stake in SJF from 39.71% to up to a maximum of 60%. The price per share offered is RMB62.00 per share and gives all non Diageo shareholders the opportunity to elect to sell their shares in SJF to Diageo up to 11 August 2018. During the tender offer period a dividend of RMB6.2 per 10 SJF share was declaired and therefore the offer price was reduced to RMB61.38 per share. The maximum possible consideration to reach 60% of the equity in SJF is RMB6,146 million (£703 million).

Management believe that it has sufficient funding for its working capital requirements.

Post employment benefits contractual obligations comprise committed deficit contributions but exclude future service cost contributions.

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

For a detailed analysis of the group’s exposure to foreign exchange, interest rate, commodity price, credit and liquidity risks see note 15 to the consolidated financial statements on pages 255-259.

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

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgements, are set out in detail in the relevant notes:

•	Exceptional items — page 225
•	Taxation — page 230
•	Brands, goodwill and other intangibles — page 237
•	Post employment benefits — page 245
•	Contingent liabilities and legal proceedings — page 273

New accounting standards

A number of accounting standards, amendments and interpretations have recently been issued by the IASB and IFRIC. Those that are of relevance to the group are discussed in note 1 to the consolidated financial statements on pages 214 and 218.

Business review (continued)

Our role in society

Sustainability & Responsibility review

Our business and brands connect us to millions of people, and to the natural resources we share with them and which we all depend upon. This is an enormous opportunity, and one we will use to safeguard the future of our business while helping to address some of the biggest challenges facing society and the environment; from harmful drinking to climate change, and from women’s empowerment to water scarcity.

Our sustainability and responsibility strategy uses the capabilities of our entire business to make a positive contribution to society and promote inclusive growth by:

Creating a positive role for alcohol in society

Read detail on page 117

Building thriving communities

Read detail on page 121

Reducing our environmental impact

Read detail on page 131

As a global leader in premium alcohol, we have a clear opportunity – and responsibility – to be leaders in ensuring alcohol has a positive role in society. We want the millions of people who choose to enjoy our brands to ‘drink better, not more’, and we are committed to tackling alcohol misuse across the world.

Our community initiatives emphasise empowering women; promoting entrepreneurship, employability and skills; building sustainable supply chains; and improving access to clean water and sanitation. There is of course a crossover with our aim to deliver the highest standards of environmental performance; improving water stewardship and reducing carbon emissions, thus helping to address climate change. In fact, all the areas we prioritise are interconnected – because people are interconnected. A supplier may also be a member of the local community and a consumer; so too may an employee. Our holistic approach is underpinned by a commitment to acting as a good corporate citizen, with exemplary governance and respect for human rights.

Impact within and beyond our operations

We want to build on our brands’ connections with consumers to achieve greater positive social impact, such as promoting moderate drinking and encouraging inclusivity. We also want to enhance the direct economic value our products already create – this year alone, for example, we employed c. 30,000 people, and paid £7.4 billion in taxes and other duties to governments. And we want to ensure we can achieve all this while reducing the environmental impacts involved in making the brands we’re so proud of.

But we also look beyond our brands and operations. Throughout our value chain we have strong relationships: with the farming communities where our ingredients are grown, with our many suppliers and contractors, and with the distributors and retailers who bring our products to consumers.

Progress, challenges – and setting new goals

In 2015, we set ourselves targets to reach by 2020, with metrics to measure our impact and help us co-ordinate our efforts.

Our targets are ambitious; designed to drive performance that achieves real impact while making our business more resilient, including to the effects of climate change. Many of our environmental targets, for example, commit us to achieving absolute reductions in our impact, rather than relative reductions.

Business review (continued)

Our alcohol in society targets have helped to drive performance across our programmes. This year we updated our targets for 2025 and are outlining a new strategy to maximise our impact as leaders in creating a positive role for alcohol in society.

After many years of cumulative progress in areas such as carbon emissions reduction and water efficiency improvements, progress against some of our environmental targets slowed in 2018. In part this is because, as we get closer to 2020, delivering further improvements becomes more complex, and in some markets it has taken longer to implement projects than we expected. Nonetheless, we are committed to the targets, which are driving the right approach, and we have identified future environmental investments that will help us progress toward 2020.

Highlights of our community targets include meeting our safety target two years early – this year we achieved our goal of less than one lost-time accident per 1,000 employees, and no work-related fatalities. We also made good progress with our human rights impact assessments, bringing our total to 12 countries assessed since 2015. We remain committed to achieving our 2020 targets, and report against each in the following pages, with supporting detail in our submissions to CDP, and in our Sustainability & Responsibility Performance Addendum, which reports against GRI and the UN Global Compact (UNGC), and includes our response to the Sustainability Accounting Standards Board.

We are also looking beyond 2020, with longer-term objectives to enhance the value we create and our contribution to the SDGs for 2030. These build on our increasing understanding of our risks and opportunities, including those highlighted by our work on implementing the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD), discussed further on page 131.

Business review (continued)

Creating a positive role for alcohol in society

We are proud of producing some of the world’s best alcoholic drinks – and we want them to be enjoyed responsibly, as part of our purpose of celebrating life, every day, everywhere. Our goal is for people to drink better, not more – which is why we are committed to promoting moderation and tackling misuse, while respecting the fact that many people choose not to drink alcohol at all.

Millions of people enjoy our brands, and the vast majority do so sensibly and in moderation. They know that balance is important, and that drinking too much of any kind of alcohol can lead to serious problems. At the same time, we know that harmful drinking causes significant problems for individuals and for society. Tackling alcohol misuse and encouraging moderation are critically important to everyone at Diageo, because we all want to ensure our brands have a positive impact on the people around us.

Far from being in conflict with our commercial interests, these goals align with Diageo’s values and business aims. Harmful drinking can damage our reputation and make it harder for us to create value. On the other hand, our focus on the taste, authenticity and heritage of our brands means we benefit when consumers choose to trade up to higher-quality, better-tasting drinks. That is what we mean by ‘drink better, not more’.

New strategic approach to maximise our impact

We support the World Health Organization’s goal of reducing harmful drinking by 10% across the world by 2025 through a wide range of approaches and programmes, often working alongside industry peers and external partners. This year, we are outlining a new strategy to make sure we are maximising our impact as leaders in creating a positive role for alcohol in society.

We already take a clear stand on key issues – such as being the first to put nutritional information and alcohol content onto our labels – and aim to be the first choice industry partner for governments. We also want to put our support behind the most effective programmes around the world, reducing harm and changing behaviour. As a global business, we have focused our efforts on three core pillars: campaigning to reduce harmful drinking, promoting moderation, and improving laws and industry standards.

Industry collaboration

Collaboration with our peers in the alcohol industry is a vital part of achieving greater impact, whether through campaigns or by setting industry standards. From global businesses like ours, to local producers in individual markets, we believe everyone needs to play their part – and where possible, we aim to be a catalyst for change.

From 2013, for example, we worked with our peers to implement the Global Beer, Wine and Spirits Producers’ Commitments to Reduce Harmful Drinking. We are proud of our achievements over the five years of those Commitments and, although these ended in December 2017, the signatory companies remain committed to the spirit of the five Commitments and the 10 action areas. A final progress report will be issued in September 2018 and can be found at www.producerscommitments.org.

We will continue to work with our peers in this area. In 2017 our CEO became Chairman of the CEO Group at the International Alliance for Responsible Drinking. The CEO Group met in September 2017 and announced a commitment to enhance standards for digital marketing by applying new tools, technology and data to digital marketing to ensure it is responsibly targeting adult consumers.

Responsible marketing

The Diageo Marketing Code and Digital Code are our mandatory minimum standards for responsible marketing, and we review them at least every two years to ensure they represent best practice.

Across many of our markets, advertising monitoring and industry bodies publicly report breaches of self-regulatory alcohol marketing codes.

Business review (continued)

This year, the UK’s Advertising Standards Authority (ASA) upheld a complaint relating to a Snapchat lens advertising our Captain Morgan brand, on the grounds that the lens was of particular appeal to people under 18 and was directed at people under 18. The demographic data supplied to Diageo by Snapchat showed that over 75% of users were aged 18 years or over, and an age filter was applied to target the lens only at users with a registered age of 18 years and over. However, the ASA ruled that Diageo had not taken sufficient care, in relation to the selection of media, to ensure the Captain Morgan lens was not directed at under 18s. We acknowledge the ASA’s ruling and have taken steps to apply additional interest-based targeting to our social media advertising. We have stopped all advertising on Snapchat globally since January 2018 while we assess the incremental age verification safeguards that Snapchat is implementing.

In the US, the Distilled Spirits Council of the United States (DISCUS) upheld complaints against four advertisements for Casamigos Tequila, which we acquired in 2017. The complaints concerned two Instagram advertisements and a tweet for Casamigos, and to the brand website’s age affirmation method at the time. We responded in each case, with Casamigos deleting the Instagram advertisements and tweet. We also changed the age gate to one that uses month, day and year. Finally, we promptly conducted a training session with the Casamigos brand team to review and ensure full compliance with the Diageo Marketing Code and Digital Code.

		Industry	Complaints
Complaints about advertising upheld by industry bodies that report publicly(i)		complaints	upheld about
Country	Body	upheld	Diageo brands
Australia	Alcohol Beverage Code	14	0
Ireland	Advertising Standards Authority for Ireland (ASAI)	1	0
United Kingdom	The Portman Group	5	0
	Advertising Standards Authority (ASA)	4	1
United States	Distilled Spirits Council of the United States (DISCUS)	9	4

(i)	From 1 July 2017 to 30 June 2018.

Pillar 1: Campaigning to reduce harmful drinking

Our long experience of running campaigns to reduce harm, raise awareness and shift attitudes has taught us that the best results are achieved through proven, high-impact programmes, delivered at scale.

As a result, we’re directing all our resources at global programmes focused on our priorities for reducing harmful drinking:

•	Tackling heavy episodic (or binge) drinking through brand campaigns and pilot projects to develop a blueprint for a flourishing, safe night-time economy in cities, working with partners to reduce alcohol-related problems in entertainment districts. This year we launched pilots in Durban and Toronto.
•	Preventing drink driving through our global #JoinThePact programme, we have already met our target to encourage five million people to sign a pact never to drink and drive, and the programme continues. We are also developing partnerships with police, local authorities and other agencies that support enforcement, to provide education for drivers and law enforcers, and to provide safe rides and public transportation.
•	Addressing underage drinking through the global expansion of our hard-hitting, theatre-based programme. ‘Smashed’ has reached almost half a million school children since its launch in the UK in 2005. The programme has a proven track record: on average, attendees report a 44% increase in awareness of the risks associated with underage drinking and a 32% increase in awareness of where to get help over alcohol issues. As part of our ambition to harness innovation and technology to reach and inform more young people than ever before, we released an online version of ‘Smashed’ in the United Kingdom.

Partnerships are essential to delivering impact for many of our programmes. Our two-year partnership with the UN Institute for Training and Research (UNITAR), for example, aims to reduce death and injuries from traffic accidents in more than 60 countries, with a focus on those with the highest road traffic death rates. As part of the partnership, we are running multi-stakeholder conferences and training in 15 countries across Asia, Africa and Latin and Central America.

Business review (continued)

Pillar 2: Promoting moderation

For most people who drink, drinking responsibly is common sense. They know that balance is important, and that drinking too much can lead to serious problems. We want to reinforce that common sense understanding of moderation in everything we do, using the full reach of our brands and global business.

That means using our brands to carry a strong moderation message and combat heavy episodic drinking – for example, our Haig Club, Crown Royal and Captain Morgan brands have all launched campaigns this year with engaging messages to reinforce moderation. It also means exploring other channels for providing consumers with information, tools and resources to make informed choices. For example, our dedicated responsible drinking website, DRINKiQ.com, is available in 18 languages and offers consumers access to a wide range of training and resources on the effects of drinking. It includes an online tool with interactive learning and tests to help people gain insights on how drinking affects the body. Launched in March 2017, this tool is now available in 25 countries. DRINKiQ.com also hosts powerful resources such as our virtual reality films that simulate the potentially life-changing consequences of harmful drinking. Our employees are passionate about alcohol’s positive role in society too, and are at the heart of promoting moderation. Our Drink Positive initiative, launched in November 2017, celebrated some of the most inspiring activities and commitments led by employees, and showcased innovative initiatives for reaching people with positive messages about moderation. Results from this year’s Values Survey demonstrate the impact of this initiative, with 93% of employees agreeing that Diageo is effective in promoting a balanced role for alcohol in society.

Labels and packaging also help us provide information to consumers to reinforce the importance of moderation. Our Diageo Consumer Information Standards define mandatory minimum information for labels on and packaging of all our brands, wherever such information is legally permitted. Our labels and packaging must include alcohol content and nutrition information per serve, alcohol content by volume (ABV), at least one responsible drinking symbol, a reference to DRINKiQ.com, a list of allergens, and recycling and sustainability information.

Pillar 3: Improving laws and industry standards

Working with regulators and policy-makers is an important part of our strategy and is critical to the impact of our programmes. We comply with all laws and regulations, wherever we operate, but we also advocate sensible new regulation, including campaigning for legal purchasing age laws and blood-alcohol volume driving limits in countries where these do not exist.

We also campaign for effective policies to reduce the misuse of all forms of alcohol – whether beer, wine or spirits – and have worked with industry partners and others to establish minimum standards for responsible marketing. For example, this year we supported a stakeholder conference on self-regulation of marketing in Ghana in an effort to improve standards for responsible marketing to adults. We also work with governments and others to combat illicit alcohol.

Business review (continued)

Beyond our 2020 targets

In 2015, we set ourselves targets for reducing alcohol-related harm in key areas, which have driven performance across our programmes. This year, we updated our targets for 2025, which will help us go even further to deliver impact where it is needed. We will begin reporting against our 2025 targets next year.

Focus area	2020 target	KPI	Progress
Industry collaboration

Implement global alcohol industry commitments to expand and increase efforts on:

•   reducing underage drinking

•   strengthening and expanding market codes of practice

•   providing consumer information and responsible product innovation

•   reducing drink driving

•   enlisting the support of retailers to reduce harmful drinking.

		Concluded	The current set of Global Producers’ Commitments concluded in December 2017. Reports on progress against the commitments can be found at www.producerscommitments.org. In September 2017, the CEOs of the leading beer, wine and spirits producers, including Diageo, announced a commitment to develop, in collaboration with others, new robust responsible marketing standards for digital channels that represent best practice.

Impactful programmes	Going beyond industry commitments, we will work in partnership to support programmes to address harmful drinking in our top 18 countries. We will evaluate these initiatives for efficacy and impact and report on the results.	Number of countries that evaluate responsible drinking programmes

This year, 16 of our top 18(i) countries assessed the effectiveness of their programmes, measuring increases in awareness or shifts in attitudes or behaviour.

(i) This number changed from 19 to 18 as a result of the sale of our Red Stripe business in Jamaica.

Training	Reach one million adults with training materials that will enable them to become responsible drinking (RD) ambassadors.	Number of adults, above legal purchasing age, who have completed interactive training (face-to-face or online) on responsible drinking, which can also include training on responsible serving, selling, and marketing.	By September 2017, we had trained one million adults around the world with the knowledge they need to champion responsible drinking. This year alone we trained 800,239 adults as RD ambassadors in 23 countries through training programmes including DRINKiQ, Learning for Life, Diageo Bar Academy and Plan W.

By 2025

Educate	Collect	Reach
5m young people, parents and teachers about the dangers of underage drinking.	50m pledges never to drink and drive through #JoinThePact.	200m people with moderation messages from our brands.

Business review (continued)

Building thriving communities

Supporting our employees and the communities where we live and work is one of our biggest opportunities to create value. Making Diageo a great, safe and inclusive place to work; building sustainable and inclusive value chains; delivering empowerment programmes that enhance skills and opportunities and break down gender barriers – all these interconnected themes share the same aim: promoting inclusive growth for both society and our company. And they are all based on the respect for human rights that is fundamental to who we are and how we do business.

A sustainable value chain, built on respect for human rights

Whether in our agricultural supply chains or our workplaces, our distribution networks or the communities in which we’re based, our business has been built on long-term relationships based on trust and shared value. The success of those relationships, now and in the future, is underpinned by respect for human rights.

Embedding human rights throughout our value chain

We have a well-developed policy framework that addresses human rights and sets out our commitment to acting with integrity. Respecting human rights informs the core principles of our Partnering with Suppliers Standard, described further below. And our human rights commitments apply throughout our value chain – we will not work with anyone, including any supplier, who does not align with these principles.

Identifying issues and risks

We have been signatories to the UN Guiding Principles on Business and Human Rights (UNGP) since 2014. We continue to embed human rights throughout our value chain in line with the UNGP, using our robust and comprehensive human rights impact assessment (HRIA) in our markets prioritised by risk on a global basis. The HRIA considers our entire value chain from sourcing to selling within a market, looking at local risks. This leads to mitigation plans to address specific human rights issues or strengthen our processes to prevent them arising.

In line with the UNGP, we have identified three risks as particularly salient to our business: labour rights, including the risk of child labour, especially in agricultural supply networks; labour standards for contract workers; and sexual harassment in the hospitality sector.

These issues are external risk factors in the places where we operate, and we recognise the challenges they pose in our value chain. We are particularly aware of these risks when carrying out HRIAs (see our progress against our target, below), and in our supply chain.

Having identified these risks, we have focused resources on awareness programmes around child protection, and measures to protect workers, including seasonal contract workers and sales teams working in bars.

Target:

•	Act in accordance with the UN Guiding Principles on Business and Human Rights.

KPI:

number of markets in which we have carried out human rights assessments

Progress toward 2020:

We aim to conduct HRIAs in all markets by 2020. This year, we carried out HRIAs in Tanzania, Guatemala, the UK, India and Colombia, bringing our total since 2015 to 12. As a result of the findings, we have developed a child protection programme for our work with smallholder farmers, and initiatives aimed at preventing sexual harassment in the hospitality sector. Each market has developed an action plan to address its specific risks. We have also developed contractor standards guided by the International Labour Organization’s Declaration on Fundamental Principles and Rights to Work, focused on promoting conditions in which people can work in freedom and safety.

Business review (continued)

Our principles

We do not tolerate discrimination, harassment, bullying or abuse; we comply with wage and working time laws; we respect our employees’ decisions to join or not join a trade union; and we do not tolerate forced labour. Our Modern Slavery Statement describes the activities we are undertaking to prevent slavery and human trafficking in our business operations and supply chain, in line with the UK Modern Slavery Act 2015 and the California Transparency in Supply Chains Act 2010. That statement and further details of our policies are available on www.diageo.com.

Focus on supply chain opportunities

Robust, resilient, thriving supply chains are fundamental to our business. They also enable us to contribute to the UN Sustainable Development Goals (SDGs) by reducing poverty and inequality, particularly in farming communities, and by addressing environmental challenges, including climate change. We’re focused on supporting and building capability among our suppliers, and strengthening both respect for human rights and environmental practices to ensure that growth is inclusive and sustainable.

We see all our suppliers as partners in providing responsibly sourced materials and services. Our Partnering with Suppliers Standard sets out the minimum social, ethical and environmental standards we require suppliers to follow as part of their contract with us, as well as aspirations for long-term partners to work towards.

We continue to work through SEDEX, a not-for-profit organisation that enables suppliers to share assessments and audits of ethical and responsible practices with multiple customers, and through AIM-PROGRESS, a forum of 40 leading consumer goods companies which promotes responsible sourcing and sustainable supply chains. Our Know Your Business Partner (KYBP) programme also assesses third parties against the risk of bribery and corruption.

In 2018, we worked with industry peers under the umbrella of AIM-PROGRESS to develop a Supplier Business Toolkit, which is available on www.diageo.com. It aims to share best practice with suppliers and provide practical guidance on how to improve productivity, quality and workforce management, by ensuring good working conditions and ethical standards.

Barley(ii) 36% Wheat 11% Maize 11% Molasses 10% Grapes 8% Sorghum 7% (i) Figures represent raw materials we buy directly, and exclude raw materials used to make the neutral spirit we purchase. (ii) Includes malted barley. Global raw materials(i) by volume (Total 1.6 million tonnes) Sugar 6% Agave 4% Rice 3% Dairy 1% Raisins 1% Rye 1% Other 1% (including aniseed, cassava and hops)

Business review (continued)

Glass 82% Corrugate 8% Cartons 3% Closures and crowns 2% (i) Excludes promotional materials. Cans 2% PET 1% Beverage cartons 1% Labels and sleeves 1% Global packaging materials(i) by volume (Total 1.4 million tonnes)

Target:

•	Deliver our responsible sourcing commitments with suppliers to improve labour standards and human rights in our supply chains.

KPI:

% of potential high-risk supplier sites audited.

Progress toward 2020:

This year, 1,248 of our supplier sites assessed as a potential risk completed a SEDEX self-assessment. Of these, 486 were assessed as a potential high risk, with 76% independently audited over the past three years, up from 65% in 2017. Of these audits, we commissioned 231 and 139 came through the SEDEX or AIM-PROGRESS mutual recognition programmes. 170 audits were conducted in the past year.

Driving progress through sustainable agriculture

Embedding human rights, empowering women, building skills and increasing water resilience are essential themes of our sustainable development strategy. We work within farming communities to simultaneously advance these themes and fulfil the business imperative of making our supply of ingredients more secure.

The cornerstone of our approach is ‘Building Sustainable Supply Chains’, our strategy for sustainable agriculture. This strategy, published on www.diageo.com, is built on three core principles:

•	Securing a supply for our business, while contributing to economic and wider growth

•	Respecting human rights, building capacity and creating shared value with farming communities

•	Using resources efficiently, minimising environmental impact, and safeguarding future crops and ecosystems.

Business review (continued)

In June 2018, we published our new Sustainable Agriculture Guidelines. These build on our strategy by outlining how we expect our suppliers to work continuously toward more sustainable agricultural practices. That includes treating farmers and workers fairly, reducing negative environmental impacts while protecting natural capital, and supporting wider economic benefits for farming communities.

Partnering with farmers

In sourcing the raw materials for our brands, we work with farmers and their communities around the world. In Africa, we focus on supporting smallholder farmers to build stronger farm enterprises, through training, better access to seeds and fertilisers to improve yields, access to capital through micro-loans, and engagement with NGOs and other stakeholders to build farmer resilience.

Where developed quality assurance standards exist, we work with industry partners to create a more harmonised approach that helps farmers become more sustainable. We did this in 2018 with Scottish Quality Crops (SQC), an independent, third-party farm and quality assurance standard with which close to 90% of Scottish growers comply and which is now benchmarked to FSA Bronze. This allows all our Scottish-sourced grains to meet our minimum sustainability requirement. We continue to work with SQC to promote enhanced agricultural practices.

Wherever we work, we want to find ways to promote sustainable agricultural practices that meet our standards, while avoiding duplication for our suppliers.

Target:

•	Source 80% of our agricultural raw materials locally in Africa by 2020.

KPI:

% of agricultural raw materials sourced locally in Africa

Progress toward 2020:

We sourced 78% of agricultural materials locally within Africa for use by our African markets, compared to 76% last year. We support this target through a range of farmer capacity building programmes.

Target:

•	Establish partnerships with farmers to develop sustainable agricultural supplies of key raw materials.

KPI:

Number of smallholder farmers supported

Progress toward 2020:

We support more than 80,000 farmers in Africa. Our work with farmers is described in ‘Partnering with farmers’, above.

Setting new standards, and helping farmers meet them

We use the Sustainable Agriculture Initiative’s Farm Sustainability Assessment (FSA) tool to assess sustainability within our agricultural supply chain.

In 2018, we set FSA Bronze as the minimum compliance level to meet our sustainable agriculture requirements. This must be verified through third-party assurance, either directly, or using a benchmarked standard such as SQC (outlined above).

Business review (continued)

More than 80 global, regional, company or crop-specific standards have now been benchmarked against the FSA, meaning suppliers that already comply with an equivalent scheme can demonstrate that they meet our requirements. Where we work directly with suppliers at farm level – or where we have operational control of farms – we help them meet our requirements. And in markets where our supply chains include many smallholder farmers who may not yet achieve FSA Bronze, we help farmers improve their yield and livelihood, supporting sustainable farming practices and working with suppliers to identify and address their most material issues and promote inclusive growth.

Empowering and enabling communities through our programmes

In all our markets, we know that everything we do is connected to communities. As an alcohol business, we sell iconic brands responsibly to consumers; as a local employer, we provide jobs and pay taxes; and as a manufacturer, we use shared natural resources and purchase from local suppliers.

Our direct investment in programmes that support the communities where we source, make and sell our products must also reflect, and be connected to, our core business. That’s why our programmes are designed to support the four main strands of our community strategy, which align with the SDGs:

•	Promoting entrepreneurship, employability and skills (SDG4, SDG8)

•	Building sustainable and inclusive supply chains (SDG1, SDG4)

•	Improving health and wellbeing, and access to clean water, sanitation and hygiene (SDG3, SDG6)

•	Empowering women and enabling inclusive societies (SDG5 and SDG10).

Target:

•

Our community programmes enable those who live and work in our communities, particularly women, to have the skills and resources to build a better future for themselves. We will evaluate and report on the tangible impacts of our programmes.

KPI:

Each programme has its own KPI.

Progress toward 2020

•

Water of Life has reached more than 10 million people in India and in 21 countries in Africa since 2006, including 234,000 this year. It is focused on access to water, sanitation and hygiene in line with SDGs 6. Typically, we are implementing projects in rural areas that supply our raw materials, to ensure the programme is aligned with our core business.

•	Women’s empowerment: by applying a gender-inclusive approach across all of our community programmes, this year we reached more than 164,000 women in support of SDGs 5 and 10.

•

Learning for Life supports vocational and life-skills training, and strengthens our value chain through its emphasis on hospitality, retail and entrepreneurship, while delivering long-term opportunities for the people involved. More than 130,000 people have taken part since we launched the programme in 2008, with typically more than 70% gaining permanent jobs. This year we trained 7,000 people globally. In May 2018, we published an independent evaluation of the programme’s impact in the UK. The study, by researchers from the Business School of the University of Edinburgh, found that the programme had a positive impact on the graduates’ perceptions of self-efficacy, self-esteem and self-confidence, and that 77% of participants felt that they had become more responsible drinkers.

Business review (continued)

North America 32% Europe and global functions 24% Asia Pacific 20% Latin America and Caribbean 18% Africa 6% Community investment by region

Community aspects of responsible 43% drinking projects(i) Learning for Life 25% Brand-led and local community spend(ii) 17% Water of Life 9% Plan W 6% (i) This is a sub-section of the total responsible drinking budget. (ii) Category includes cause-related brand campaigns, local market giving and disaster relief. Community investment by focus area

A value chain approach to women’s empowerment

We will only succeed in promoting inclusive growth if we enable women throughout our value chain to play an equal role in the economy and society - from the smallholder farmers who grow our raw materials, to the employees in our workplaces and distribution networks, to the people who serve our brands to consumers all over the world.

To date, our programmes such as Plan W have empowered more than 390,000 women with access to training and skills. But we know that there is an opportunity – and a need – to do more. No country has achieved gender equality, and we know that every value chain contains barriers to women’s equal participation. That is why we are now applying a gender-inclusive approach to all our community initiatives; this year we reached more than 164,000 women through our programmes.

To magnify our impact, we are working in a global partnership with the NGO CARE International to address the root causes of gender inequality throughout our value chain through a combination of research, community programmes and advocacy.

In 2017, we worked with CARE on a gender analysis of our barley supply chain in Ethiopia, where we have developed local farming programmes. It showed that, despite expanding the number of supplier farmers’ from 1,047 to over 6,000 in four years, the proportion of female farmers increased by just 1% – largely a result of barriers to women’s participation in the farmers groups we work with and the land rights afforded to women. We are addressing this within our local sourcing programmes, enabling equal access to skills and resources for women farmers and supporting them within farmer unions and co-operatives.

Building a more interconnected approach

We are working to increase our impact by further integrating our programmes, core business activities, and partnerships using our Social Impact Framework (SIF) to identify and measure potential benefits. That means, for example, developing combined water and women’s empowerment initiatives as part of our work with farmers in India and Africa.

Partnerships are key to this approach, and this year we worked with the UN Development Programme, the German government’s development agency GIZ, CARE, International and the NGO WaterAid, among others, to improve livelihoods in our value chain.

Our people

We aim to create a trusting, respectful, honest and inclusive culture, where people are proud of their work, empowered to succeed, and know that their safety and other human rights are respected.

Our leaders at every level play a critical part in creating and maintaining that culture, and inspiring our performance. In 2018, we launched a new Diageo leadership standard to guide leaders on how they can shape the future of our business, invest in talent, inspire others with our purpose, and drive performance. Programmes such as our Future Leaders initiative, which supports employees in the early to middle stages of their development over a three-year period, is one example of how we unlock the potential of our people and invest in their growth.

Health and safety

Our global Zero Harm programme is designed to ensure that all our people go home safe, every day – and our health and safety strategy aims to make ours a business in which no one is hurt, anywhere.

Our Zero Harm programme has driven industry-leading progress in the safety of our people. We are delighted to say that this year we achieved our 2020 target of one lost-time accident (LTA) per 1,000 employees and no work-related fatalities two years early, which constitutes world-class performance. In 13 markets, including North America, Mexico, Ethiopia and Australia, we operated without any LTAs for the year.

While we are proud of this progress, and in particular of the speed with which safety performance has improved in businesses we have recently acquired, we know there is more work to be done. We continue to focus on fully embedding a best practice safety culture into all levels of our business, ensuring consistency in performance everywhere we operate.

We are also continuing to grow our capability around predictive safety, building safety resilience into everything we do, to anticipate and mitigate the risks that lead to incidents. Given our significant progress in reducing LTAs to date, we are expanding our focus to look at total recordable accidents in 2019. This change is intended to bring the full weight of our accident prevention programmes to bear on lower-level incidents, to help predict and prevent more serious incidents.

Target:

•	Keep our people safe by achieving less than one lost-time accident (LTA) per 1,000 employees and no fatalities.

KPI:

number of LTAs; number of fatalities.

Progress toward 2020:

There was just one LTA per 1,000 employees this year, a decrease of 12% from 2017, and no work-related fatalities, which means we achieved our 2020 target two years early. The health, safety and wellbeing of our employees remains our highest priority, with the overall aim of zero accidents.

Lost-time accident frequency rate per 1,000 full-time employees(i)	2014	2015	2016	2017	2018
North America	0.84	1.83	0.37	0.7	—
Europe and Turkey	2.08	2.51	1.28	1.46	1.58
Africa	0.56	1.20	0.77	1.26	1.35
Latin America and Caribbean	4.7	0.66	2.27	1.79	0.36
Asia Pacific	1.62	1.21	2.01	0.81	0.66
Diageo (total)	1.66	1.66	1.44	1.14	1.00

(i)	Number of accidents per 1,000 employees and directly supervised contractors resulting in time lost from work of one calendar day or more.

Number of days lost to accidents per 1,000 full-time employees	2014	2015	2016	2017	2018
Diageo (total)	49.7	89.4	57	36	45

Fatalities	2014	2015	2016	2017	2018
Diageo (total)	1	1	1	1	—

Diversity and inclusion

Celebrating our inclusive and diverse culture is core to Diageo’s purpose. We want to create a business which, from recruitment onwards, allows everyone to be at their best, irrespective of their gender, race, religion, disability, age or sexual orientation. We see diversity and inclusion as a critical business priority. We know that for our business to thrive, we depend on having diverse talent with a range of backgrounds, skills and capabilities in each of the 180 countries in which we operate.

We are proud that 40% of our Executive and 50% of our Board are women. Our progress is illustrated by the fact that in 2003, those figures were 0% and 10%, respectively. Our efforts have been recognised externally, with Diageo named first in the FTSE 100 for female executive directors in the Female FTSE Board Report 2018 by Cranfield University School of Management. In January 2018 we were recognised by the Bloomberg Gender-Equality Index for performance and disclosure around gender equality, and we also ranked fifth in the Thomson Reuters Global Diversity and Inclusion Index.

Across the business, women currently hold more than 34% of leadership positions, and we are nearing our target of 35% of leadership positions held by women by 2020. We want to be the employer of choice for women, and we’re committed to developing a strong pipeline of female talent for all roles. We’re also focused on the areas of our business where we know female representation is low, such as our supply operations. This year we were proud to announce the recruitment of our first female coppersmith apprentice at Diageo Abercrombie, the famous stills which are at the heart of Scotch whisky distillation.

Business review (continued)

But we know we still have further to go. Throughout the company, we set ourselves ambitious plans for achieving these targets. The managing director of each market has a strategy in place to foster greater inclusion and diversity. We also seek to promote diversity and inclusion with consumers and communities through our brands and programmes.

Target:

•	Build diversity, with 35%(i) of leadership positions held by women and measures implemented to help female employees attain and develop in leadership roles.

KPI:

% of leadership positions held by women

Progress toward 2020:

This year, 34% of leadership roles were held by women. At the most senior level, 50% of our Board members and 40% of our Executive Committee members are women. We have also added a target of 40% of women in leadership roles by 2025.

(i)	We increased the target from 30% to 35% in 2017.

Engaged and empowered employees

Empowering employees to be the ‘best they can be’ is at the heart of our business strategy. We want our people to be engaged – passionate about our strategy, connected to our values and purpose, and motivated to perform at their best as advocates of our brands.

That means helping employees understand our strategy and their role within it through our communications and leadership interventions. It also means bringing our purpose to life within our organisations and communities, while developing knowledge and passion for our brands and products. We also engage employees on the role of alcohol in society through initiatives such as our Drink Positive campaign, described on page 117.

To support our employees’ performance, we have a framework of clear policies, competitive reward programmes, coaching and development opportunities, and health and wellbeing initiatives.

This year is the 20th anniversary of Diageo’s formation, and we marked the occasion with global interactive sessions celebrating our heritage and achievements, described on www.diageo.com. These included celebrating International Women’s Day on 8 March 2018, when we underlined our commitment to gender equality.

We report employee engagement on page 29 as one of the overarching KPIs that measure the progress of our business.

Target:

•	Increase employee engagement to 80%, becoming a top-quartile performer on measures such as employee satisfaction, pride and loyalty.

KPI:

Employee satisfaction, loyalty, advocacy and pride, measured through our Values Survey.

Progress toward 2020:

In our annual Values Survey, 76% of participants in the survey identified as being engaged, an increase of 1% on last year. 94% of our people participated overall (22,826 of the 24,214 invited to take part), a best-in-class response rate.

Average number of employees by region by gender(i)	Men	%	Women	%	Total
North America	1,596	59.8	1,073	40.2	2,669
Europe and Turkey	6,347	60.3	4,185	39.7	10,532
Africa	3,703	75.3	1,213	24.7	4,916
Latin America and Caribbean	1,802	65.6	946	34.4	2,748
Asia Pacific	6,954	76.8	2,098	23.2	9,052

Diageo (total)	20,402	68.2	9,515	31.8	29,917

Average number of employees by role by gender	Men	%	Women	%	Total
Senior manager(ii)	392	66.4	199	33.6	591
Line manager(iii)	3,017	69.2	1,341	30.8	4,358
Supervised employee(iv)	16,930	67.8	8,038	32.2	24,968

Diageo (total)	20,339	68.0	9,578	32.0	29,917

New hires by region by gender(i)	Men	Women	Total	% of headcount
North America	249	125	374	14.0%
Europe and Turkey	720	644	1,364	12.9%
Africa	279	166	445	9.1%
Latin America and Caribbean	234	180	414	15.1%
Asia Pacific	837	514	1,351	14.9%

Diageo (total)	2,319	1,629	3,948	13.2%

Percentage of total new hires	58.7%	41.3%

Leavers by region by gender(i)	Men	Women	Total	% of headcount
North America	204	118	322	12.1%
Europe and Turkey	990	750	1,740	16.5%
Africa	481	206	687	14.0%
Latin America and Caribbean	319	188	507	18.4%
Asia Pacific	761	416	1,177	13.0%

Diageo (total)	2,755	1,678	4,433	14.8%

Percentage of total leavers	62%	37.9%

(i)	Employees have been allocated to the region in which they reside.
(ii)	Top leadership positions in Diageo, excluding Executive Committee.
(iii)	All Diageo employees (non-senior managers) with one or more direct reports.
(iv)	All Diageo employees (non-senior managers) who have no direct reports.

Business review (continued)

Reducing our environmental impact

Behind every Diageo product is a story of shared natural resources. The ingredients and water we use, the air and land around our operations and supply chain, the energy we consume – all these are shared with the people and communities around us.

Climate change, water scarcity, soil degradation and the loss of biodiversity are shared risks, which have the potential to affect our supply chain and operations. By impacting the development of the communities we live and work in, they also undermine the inclusive economic growth on which our own growth depends. So, as well as being the right thing to do, it makes clear business sense to use natural resources efficiently across our whole value chain and, where possible, to restore the environment we operate in.

Climate and risk

We’re already seeing some of the impacts of climate change and water stress in our supply chain and operations. Drought has affected our supply of raw materials in Nigeria, South Africa, India and Brazil. In Africa and India, water security is a central factor in our planning and investments.

Impacts like these affect people and businesses throughout local value chains. And they increase our conviction that supporting global action on climate change and taking leadership in responsible water stewardship are both ethically, and commercially, critical.

As long-term members of the UN Global Compact, and the We Mean Business Coalition, we are already making progress on a range of global initiatives, such as on science-based carbon emissions reduction targets, and on eliminating commodity-driven deforestation. We are also committed to procuring 100% of our electricity from renewable sources by 2030, and reducing emissions from short-lived climate pollutants such as HFCs.

Our Water Blueprint, updated this year, is another crucial component in our climate change mitigation plans. It is supported by our targets for responsible water use in our own and third-party operations and agriculture and for repleneshing water in water-stressed areas; by supporting community water programmes; and by our advocacy of greater collaboration and commitment to responsible water stewardship.

Aligning with TCFD

We have also conducted a gap analysis to assess the extent to which our existing public disclosures on climate risk align with the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD). We’re already integrating climate-related issues into our mainstream business operations: this year, we continued to analyse our approach and our resilience. We are clear on where issues such as water stress are greatest, and continue to build activity into our core business plans to mitigate this.

Based on analysis of our existing public climate change disclosures in our Annual Report and CDP submission, we have developed a plan to progressively meet TCFD requirements. We do not consider our short-term (three-year) impacts to be material in the context of TCFD. However, we are reviewing our medium-term (three to ten years) and longer-term (more than ten years) impacts and will report on those in the future. By mitigating risks of water stress in both our operations and supply chain through implementation of our Water Blueprint, we are enabling a more resilient business for the future that will support our growth.

Our approach to reducing carbon emissions contributes to global delivery of the Paris Agreement while also mitigating any risks that may arise for Diageo in a low-carbon policy environment.

Managing water responsibly

We’ve described how climate change is a critical consideration for water management. Water is a strategic priority for other reasons, too – because it is such a vital resource for us, and for the people and habitats around us.

Our strategic aim is to reduce our overall impact, especially in our operations in water-stressed regions in Africa, India and Brazil, as shown in the map on page 38. Our sites located in these water-stressed regions account for approximately a third of our total production by volume.

Business review (continued)

Working with other stakeholders is crucial. In 2018, for example, our Meta brewery in Ethiopia formed a new partnership with the local authority and German development agency GIZ to provide safe water and support responsible management of the water catchment. We continue to look for opportunities like this to work on catchment-based approaches, which include community-focused programmes that align with SDGs 6: ‘Clean water and sanitation’, including through our Water of Life programme, described on page 35.

Absolute targets. Absolute commitment.

Our commitment to minimising our environmental impacts is long-standing. Building on the success of previous environmental sustainability programmes, in 2015 we set ourselves ambitious new targets for reducing our impacts and building our resilience in critical areas by 2020, adding new targets at intervals to further push performance.

These targets are business-orientated, and deliberately stretching. Many commit us to achieving absolute reductions, rather than relative reductions, because we believe that in areas such as greenhouse gas emissions or waste to landfill, the most responsible policy is to decouple our impacts from business growth.

Making progress and addressing challenges

Our long-standing systematic approach has driven substantial progress. Despite increasing production, we’ve reduced absolute greenhouse gas emissions from our direct operations by 40.8% against our 2007 baseline, and from our entire supply chain by 23.1%. In the same period, waste to landfill was down by 84.3%, and the total weight of our packaging has reduced by 9.4%.

Nonetheless, we do face challenges, and our progress slowed in 2018 as in some markets it has taken longer than expected to implement environmental projects. Delivering carbon reductions and water efficiency improvements in particular will require additional investment in renewable energy and water conservation technologies at specific sites, as well as implementing continuous improvement opportunities across all locations.

This does not alter our commitment to our 2020 targets. We have identified a range of environmental investments that will help us continue our progress to 2020.

Setting out our plastics ambition

In June 2018, we announced new targets specifically designed to address plastics in our packaging. They build on our existing sustainable packaging ambitions and aim to address the full value chain impact of our use of plastics. These include that 100% of plastic used should be widely recyclable by 2025 and plastic bottles should be made of 100% recycled content by 2030. Our new targets for 2025 commit us to:

•	Ensure 100% of our plastic use is designed to be widely recyclable (or reusable/compostable), using plastics that allow for increased consumer recycling rates
•	Achieve 40% average recycled content in our plastic bottles – and 100% by 2030
•

Continue to invest in circular economy opportunities and other sustainable packaging breakthroughs Accelerate our support for recycling by increasing collaboration, particularly where we have influence, and engaging with governments, peers and consumers to facilitate improved recycling.

We will report against these targets from 2019.

Business review (continued)

Summary performance against targets

2020 target	KPI	2018 performance	Cumulative performance vs baseline(i)
Reduce water use through a 50% improvement in water use efficiency	% improvement in litres of water used per litre of packaged product	0.8%	40.3%
Return 100% of wastewater from our operations to the environment safely	% reduction in wastewater polluting power measured in BOD (‘000 tonnes)	(31.5)%	27.5%
Replenish the amount of water used in our final product in water-stressed areas	% of total volume of water replenished in water-stressed areas (m3)	8.6%	47.9%
Equip our suppliers with tools to protect water resources in our most water-stressed locations	% of key suppliers engaged in water management practices	90.0%	n/a
Reduce absolute greenhouse gas emissions from direct operations by 50%	% reduction in absolute GHG (kt CO2e)	1.0%	40.8%
Achieve a 30% reduction in absolute greenhouse gas emissions along the total supply chain	% reduction in absolute GHG (kt CO2e)	2.2%	23.1%
Ensure all our new refrigeration equipment in trade is HFC- free, with a reduction in associated greenhouse gas emissions from 2015	% of new equipment sourced HFC-free from 1 July 2015	100%	100%
Reduce total packaging by 15%, while increasing recycled content to 45% and making 100% of packaging recyclable	% of total packaging by weight	0.7%	9.4%
	% of recycled content by weight	(0.5)%	40.5%
	% of recyclable packaging by weight	0.0%	98.7%
Sustainably source all of our paper and board packaging to ensure zero net deforestation	% of sustainably sourced paper and board packaging	81.0%	n/a
Achieve zero waste to landfill	% reduction in total waste to landfill (tonnes)	(145.4)%	84.3%

(i)	Baseline year is 2007 except for packaging which is 2009 and water replenishment which is 2015.

Performance against 2020 targets

Water stewardship

2020 target	KPI	2018 performance	Cumulative performance vs baseline(i)
Reduce water use through a 50% improvement in water use efficiency	% improvement in litres of water used per litre of packaged product	0.8%	40.3%

Progress Overall water use efficiency has improved by 0.8% this year. In India, water use efficiency improved by 18%, reflecting the benefits from investments in water recovery and reuse technologies. 492,686 cubic metres of water were used for agricultural purposes on land under Diageo’s operational control. This is reported separately from water used in our direct operations. Planned to make investments in environmental projects, including water efficiency technology in Africa, and continuous improvements in our brewing and distilling operations worldwide, should significantly improve performance in the next two years.

Return 100% of wastewater from our operations to the environment safely	% reduction in wastewater polluting power measured in BOD (‘000 tonnes)	(31.5)%	27.5%

Business review (continued)

Progress Wastewater BOD increased by 31.5%, principally due to increased distillation volume. This masked the strong performance at our sites in India and Africa, where the benefits from our investments reduced the polluting power of wastewater by more than 96%. While we meet all regulatory requirements on wastewater discharge from our sites, we know we must do more to meet our ambitious target, and we are actively pursuing design work on additional wastewater handling capacity as well as exploring alternative and new technologies.

Replenish the amount of water used in our final product in water-stressed areas	% of water replenished in water-stressed areas (m3)	8.6%	47.9%

Progress Cumulatively, 47.9% of total water used in final product in water-stressed areas was replenished. This is an improvement of 8.6% on last year, driven in particular by our efforts in Uganda, where we implemented projects to increase provision of access to clean water and sanitation in Gulu District and to reforest an area near Mount Kenya. It was also helped by water replenishment initiatives in Tanzania and Ghana. The volume of water recycled or reused in our own production was 1,070,994 m3, representing 5.1% of total water withdrawals.

Equip our suppliers with tools to protect water resources in our most water-stressed locations.	% of key suppliers engaged in water management practices	90%	n/a

Progress We continue to engage our tier one suppliers through our CDP Supply Chain Water Programme. This year, we contacted 103 of our largest suppliers to disclose their water management practices through this programme. Ninety per cent responded, with 61% reporting active targets. At the same time, our growing understanding and mapping of water risk in our supply chain, driven by our global water risk assessment of third-party operators (TPOs), is providing greater insight into which of our suppliers operate in water-stressed areas. In 2018 we completed water risk assessments of more than 100 TPOs, identifying more than 20 sites as being in water-stressed areas in 16 countries. This helps us to engage more TPOs with tools for water management, such as the water toolkit we began piloting in India this year. This will help their water management to improve alongside ours.

Carbon

2020 target	KPI	2018 performance	Cumulative performance vs baseline(i)
Reduce absolute greenhouse gas emissions from direct operations by 50%	% reduction in absolute GHG (kt CO2e) and	1.0%	40.8%

Progress We use the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol as a basis for reporting our emissions, and we include all facilities where we have operational control for the full financial year.

Diageo’s total direct and indirect carbon emissions (location/gross) this year were 800,434 tonnes (2017 – 808,107 tonnes), comprising direct emissions (Scope 1) of 621,127 tonnes (2017 – 617,015 tonnes), and indirect (Scope 2) emissions of 179,307 tonnes (2017 – 191,092 tonnes). The intensity ratio for this year was 190 grams per litre packaged (2017 – 191 grams per litre packaged).

This year we reduced greenhouse gas emissions by 1.0%. We have defined and scoped new projects, especially in Africa and Scotland, to re-establish our carbon reduction trajectory, and we are confident that we will resume the progress we’ve made in reducing absolute emissions.

This year, approximately 49.8% of electricity at our production sites came from low-carbon sources such as wind, hydro and nuclear, (2017 - 53.7%), and 18.5% of our electricity was from renewable sources only. In the United Kingdom, 100% of our electricity came from low-carbon sources.

Achieve a 30% reduction in absolute greenhouse gas emissions along the total supply chain	% reduction in absolute GHG (kt CO2e)	2.2%	23.1%

Business review (continued)

Progress In 2018, our total supply chain carbon footprint was reduced by 2.2% and cumulatively by 23.1% versus the baseline. We continue to engage suppliers on measuring and managing their carbon emissions through CDP; this year we received responses from 95% of the 166 tier one suppliers we engaged, an increase in both supplier numbers and response rate. 52% of these suppliers report that they have emissions reduction targets. We also continue to work with our suppliers on emissions reduction through our carbon performance review programme which, alongside our own background data assurance, enables us to analyse and assess our Scope 3 emissions.

Ensure all our new refrigeration equipment in trade is HFC-free, with a reduction in associated greenhouse gas emissions from 2015.	% of new equipment sourced HFC-free from 1 July 2015	100%	100%
Progress Eliminating HFCs plays a role in reducing our overall carbon footprint. 100% of the 38,000 new fridges we have purchased since July 2015 were HFC-free.

Packaging

2020 target	KPI	2018 performance	Cumulative performance vs baseline(i)
Reduce total packaging by 15%, while increasing recycled content to 45% and making 100% of packaging recyclable	% of total packaging by weight	0.7%	9.4%
	% of recycled content by weight	(0.5)%	40.5%
	% of recyclable packaging by weight	0.0%	98.7%

Progress This year, we achieved a 0.7% reduction in packaging weight but recycled content decreased by 0.5%. On average, recycled content was 40.5%, an improvement of 19% against our 2009 baseline. This progress was driven by lightweighting and new bottle configurations. We know we have to accelerate progress in this area if we are to meet our 2020 targets, and have plans in place to do so. Overall this year, 98.7% of our packaging was recyclable.

We continue to work with our suppliers and other partners to improve recycled glass content. Our Sustainable Packaging Commitments are used by brand and technical teams as well as supplier’s this year and support our ongoing programme to produce packaging with lower environmental impact. This year we announced additional targets specifically designed to address the use of plastics in our packaging, described on page 133. We will report against these targets from 2019.

Sustainably source all of our paper and board packaging to ensure zero net deforestation.	% sustainably sourced paper and board packaging.	81.0%	n/a

Progress We define sustainably sourced as Forest Stewardship Council (FSC) or Programme for the Endorsement of Forest Certification (PEFC) certified, or recycled fibre. To date we have engaged over 250 suppliers and 82% responded. Collectively these suppliers have self-reported that 81% of the paper and board packaging they supply meets our sustainable sourcing criteria, and we continue to work with our suppliers to deliver our goal of 100% by 2020.

Waste

2020 target	KPI	2018 performance	Cumulative performance vs baseline(i)
Achieve zero waste to landfill	% reduction in total waste to landfill (tonnes)	(145.4)%	84.3%

Business review (continued)

Progress This year our overall strong performance on waste was offset by one-off damage caused by Hurricane Maria in September 2017, which meant that by-products from our distillery in St Croix in the US Virgin Islands, which are usually recycled as animal feed, were diverted to landfill. This meant waste to landfill increased by 145.4% this year. We have taken remedial action, including upgrading equipment, to minimise the risk of this reoccurring.

(i)	Baseline year is 2007, except for packaging which is 2009 and water replenishment which is 2015.

Environmental data by region

Water stewardship

Water efficiency by region, by year (l/l)(i), (ii)	2007	2016	2017	2018
North America	6.88	5.20	5.73	5.55
Europe and Turkey	7.94	5.87	5.78	6.02
Africa	8.48	4.55	4.32	4.28
Latin America and Caribbean	34.84	4.49	3.88	4.66
Asia Pacific	7.06	5.05	4.31	3.64
Diageo (total)	8.27	5.16	4.98	4.94

Wastewater polluting power by region, by year (BOD/t)(i)	2007	2016	2017	2018
North America	214	101	240	176
Europe and Turkey	22,610	19,508	17,617	23,502
Africa	9,970	436	183	150
Latin America and Caribbean	10	34	34	14
Asia Pacific	92	296	64	3
Corporate	—	—	—	—

Diageo (total)	32,896	20,375	18,138	23,845

Total under direct control	32,070	20,097	17,936	23,584

(i)	2007 baseline data and data for each of the intervening years in the period ended 30 June 2017 have been restated in accordance with Diageo’s environmental reporting methodologies.
(ii)	In accordance with Diageo’s environmental reporting methodologies, total water used excludes irrigation water for agricultural purposes on land under the operational control of the company.

Total waste to landfill by region (tonnes)(i)	2007	2016	2017	2018
North America	39,857	148	146	12,177
Europe and Turkey	19,898	2,953	1,252	169
Africa	37,062	6,080	3,937	3,108
Latin America and Caribbean	243	143	379	106
Asia Pacific	8,583	922	380	504
Corporate	604	682	719	657

Diageo (total)	106,247	10,928	6,813	16,721

(i)	2007 baseline data and data for each of the intervening years in the period ended 30 June 2017 have been restated in accordance with Diageo’s environmental reporting methodologies.

Business review (continued)

Carbon

Carbon emissions by weight by region (1,000 tonnes CO2e)(i), (ii)	2007	2016	2017	2018
North America	211	45	50	44
Europe and Turkey	399	284	264	281
Africa	271	244	234	225
Latin America and Caribbean	8	15	15	18
Asia Pacific	151	72	58	48
Corporate	20	12	12	11

Diageo (total)	1,060	672	633	627

(i)

CO2e figures (market/net) are calculated using the WRI/WBCSD GHG Protocol guidance available at the beginning of our financial year, the kWh/CO2e conversion factor provided by energy suppliers, the relevant factors to the country of operation, or the International Energy Agency, as applicable.

(ii)

2007 baseline data, and data for each of the intervening years in the period ended 30 June 2017, have been restated in accordance with the WRI/WBCSD GHG Protocol and Diageo’s environmental reporting methodologies.

(i) CO2e figures are calculated using the WRI/WBCSD GHG Protocol guidance available at the beginning of our financial year, the kWh/CO2e conversion factor provided by energy suppliers, the relevant factors to the country of operation, or the International Energy Agency, as applicable. (ii) 2007 baseline data, and data for each of the intervening years in the period ended 30 June 2017, have been restated in accordance with the WRI/ WBCSD GHG Protocol and Diageos environmental reporting methodologies. _ Within PwCs independent limited assurance scope. Please see page 162 for further details. 2018_ 553 74 2017 554 79 2016 593 79 2007 874 186 Direct Indirect Direct and indirect carbon emissions by weight (1,000 tonnes CO2e)(i),(ii) (market-/net-based)

Business review (continued)

Governance and ethics

Doing business with integrity and winning trust are key to Diageo’s Performance Ambition. Our global risk and compliance framework is designed to support our business through rigorous oversight of our risk management, controls and compliance environment. But, while compliance is non-negotiable, we want our culture to go beyond compliance in encouraging the right behaviours and attitudes – and we want to ensure we’re supporting people to make the right choices, every day. After all, each employee holds the hard-earned reputation of Diageo and our brands in their hands.

Raising standards and embracing productivity

Wherever it will help raise standards, we aim to make our compliance processes simpler and more efficient.

Our global Code of Business Conduct (Code) sets out what we stand for as a company, enabling our employees to demonstrate the highest standards of integrity and ethical behaviour. Our Code training – our way of assuring that all employees fully understand what is expected of them – is delivered predominantly by elearning, with an integrated Annual Certification of Compliance (ACC) requirement for managers and above. In 2018, the ACC was completed by 100% of eligible employees, a total of 9,009 people.

The elearning covers all areas of our Code, and employees have the choice of 20 languages in which to complete it on their desktop, laptop, tablet or smartphone, with a face-to-face classroom training option provided for sites where employees do not use computers. This year, employees who had previously completed the training were offered a fast track option to demonstrate their competency. New joiners are required to complete the training within 30 days.

We also used global elearning solutions this year to roll out business-wide refresher training on our Competition and Anti-Trust, Data Privacy, and Information Security policies.

Monitoring

As we evolve our risk and compliance programme, making it more efficient and effective, we are starting to adopt increasingly data-driven and analytical approaches to identify areas of our business that need more focus. This year, we started to use data analytics to help us spot potential areas of risk and support our internal monitoring and reporting.

Managing third parties

We also continue to evolve our third-party due diligence programme, Know Your Business Partner (KYBP), to make sure it has the greatest effectiveness at identifying risk, while being efficient to use for us and our partners. While we continue to screen all new business partners, our risk assessment processes focus our due diligence on those third parties that pose a higher risk. Further automating KYBP, using the same technology globally, and standardising processes to ensure robustness, have also improved the efficiency of our due diligence while enabling stronger central oversight.

Reporting and investigating

We want employees to feel comfortable raising concerns about potential breaches of our Code or policies. We expect anyone who comes across a breach to report it immediately, either through our confidential whistleblowing helpline SpeakUp, to their manager, or to a member of the compliance, human resources or legal teams. Our www.diageospeakup.com website, available in all our 20 Code languages, was refreshed last year to make it simpler to report and follow up on potential breaches; it is also available to our business partners. We have seen an increase in breaches reported through the site, particularly via mobile devices, since these changes were made.

Business review (continued)

There were 629 suspected breaches reported this year, of which 244 were subsequently substantiated. Of the suspected breaches, 296 were reported through SpeakUp, compared with 284 in 2017. All allegations are taken seriously and, where required, investigated and acted on. This also applies to human rights issues, and seven were reported through this process this year. These reports are also fed into our wider human rights programme. We monitor breaches to identify trends or common areas where further action may be required. This year, 91 people exited the business as a result of breaches of our Code or policies.

2016 2017 (i) 2018 752 712 629 311 284 296 340 332 244 94 106 91 Reported and substantiated breaches Reported Reported through SpeakUp Substantiated breaches Code-related leavers (i) 2017 data restated in accordance with Diageos reporting methodologies for reported and substantiated breaches of the Code of Business Conduct.

KPI

Number of eligible employees completing the Annual Certification of Compliance (ACC).

Progress 100% of manager level and above employees completed the ACC as part of our combined Master the Code elearning and ACC. In 2018, the ACC was completed by all eligible employees, a total 9,009 people.

Business review (continued)

Definitions and reconciliation of non-GAAP measures to GAAP measures

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

Calculation of organic movements

The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the amount in the row titled ‘2017 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

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

(b) Acquisitions and disposals

For acquisitions in the current year, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior year, post acquisition results are included in full in the prior year but are included in the organic movement calculation from the anniversary of the acquisition date in the current year. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior year in respect of acquisitions that, in management’s judgement, are expected to be completed.

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

Business review (continued)

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

Exceptional operating items are those that are considered to be material and are part of the operating activities of the group such as impairments of intangible and fixed assets, duty settlements, property disposals and changes in post employment plans.

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

Exceptional tax items comprise the direct tax consequences in respect of operating and non-operating exceptional items, material settlements with the tax authorities and material changes in tax rates.

It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.

Organic movement calculations for the year ended 30 June 2018 were as follows:

	North America million	Europe and Turkey(iii) million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2017 reported	47.4	44.4	32.2	21.1	97.1	—	242.2
Reclassification(ii)	(0.1)	0.2	—	—	(0.1)	—	—
Disposals(iv)	—	—	—	—	(8.0)	—	(8.0)

2017 adjusted	47.3	44.6	32.2	21.1	89.0	—	234.2
Acquisitions and disposals(iv)	0.3	—	—	—	0.1	—	0.4
Organic movement	0.6	1.7	1.0	1.1	1.4	—	5.8

2018 reported	48.2	46.3	33.2	22.2	90.5	—	240.4

Organic movement %	1	4	3	5	2	—	2

	North America £ million	Europe and Turkey(iii) £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2017 reported	4,725	4,985	2,132	1,303	4,923	46	18,114
Exchange(i)	(261)	(113)	(130)	(61)	(160)	1	(724)
Reclassification(ii)	(8)	16	1	2	(11)	—	—
Disposals(iv)	—	(3)	—	—	(207)	—	(210)

2017 adjusted	4,456	4,885	2,003	1,244	4,545	47	17,180
Acquisitions and disposals(iv)	55	—	—	—	8	—	63
Organic movement	160	347	80	108	489	5	1,189

2018 reported	4,671	5,232	2,083	1,352	5,042	52	18,432

Organic movement %	4	7	4	9	11	11	7

Business review (continued)

	North America £ million	Europe and Turkey(iii) £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Net sales
2017 reported	4,161	2,824	1,556	1,044	2,419	46	12,050
Exchange(i)	(228)	(15)	(105)	(43)	(64)	1	(454)
Reclassification(ii)	(8)	16	1	2	(11)	—	—
Disposals(iv)	—	(3)	—	—	(55)	—	(58)

2017 adjusted	3,925	2,822	1,452	1,003	2,289	47	11,538
Acquisitions and disposals(iv)	49	—	—	—	4	—	53
Organic movement	142	110	39	66	210	5	572

2018 reported	4,116	2,932	1,491	1,069	2,503	52	12,163

Organic movement %	4	4	3	7	9	11	5

Marketing
2017 reported	642	443	166	195	343	9	1,798
Exchange(i)	(21)	2	(11)	(8)	(5)	(1)	(44)
Reclassification(ii)	(2)	1	—	1	—	—	—
Disposals(iv)	—	—	—	—	—	—	—

2017 adjusted	619	446	155	188	338	8	1,754
Acquisitions and disposals(iv)	8	—	—	—	—	—	8
Organic movement	35	28	3	8	50	(4)	120

2018 reported	662	474	158	196	388	4	1,882

Organic movement %	6	6	2	4	15	(50)	7

Operating profit before exceptional items
2017 reported	1,899	936	218	250	487	(189)	3,601
Exchange(i)	(60)	7	(20)	10	1	6	(56)
Reclassification(ii)	(4)	11	2	(1)	(8)	—	—
Acquisitions and disposals(iv)	—	—	—	—	(2)	1	(1)

2017 adjusted	1,835	954	200	259	478	(182)	3,544
Acquisitions and disposals(iv)	4	—	—	—	1	—	5
Organic movement	43	74	(9)	49	89	24	270

2018 reported	1,882	1,028	191	308	568	(158)	3,819

Organic movement %	2	8	(5)	19	19	13	8

Organic operating margin %
2018	46.2%	35.1%	12.8%	28.8%	22.7%	n/a	31.5%
2017	46.8%	33.8%	13.8%	25.8%	20.9%	n/a	30.7%
Margin (decline) / improvement (bps)	(58)	126	(96)	299	181	n/a	78

(1)	For the reconciliation of sales to net sales see page 88 and page 216.
(2)	Percentages and margin improvement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations

(i)

The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of strengthening of sterling against the US dollar, the Turkish lira and the Kenyan shilling, partially offset by weakening of sterling against the euro.

(ii)	Reclassification comprised a change to a reallocation of the results of the Travel Retail operations to the appropriate geographical regions.
(iii)	The Europe and Turkey region was formerly named ‘Europe, Russia and Turkey’. Countries included in the region have not changed.
(iv)	In the year ended 30 June 2018 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

Business review (continued)

Acquisitions

	Volume equ. units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
Year ended 30 June 2017
Acquisitions
Transaction costs	—	—	—	—	1

	—	—	—	—	1

Disposals
USL owned to franchise	(7.8)	(188)	(46)	—	—
Nepal	(0.2)	(19)	(9)	—	(2)

Yellow tail	—	(3)	(3)	—	—

	(8.0)	(210)	(58)	—	(2)

Acquisitions and disposals	(8.0)	(210)	(58)	—	(1)

Year ended 30 June 2018
Acquisitions
Casamigos	0.3	55	49	8	8
Transaction costs	—	—	—	—	(4)

	0.3	55	49	8	4

Disposals
Nepal	0.1	8	4	—	1

	0.1	8	4	—	1

Acquisitions and disposals	0.4	63	53	8	5

Earnings per share before exceptional items

Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the year ended 30 June 2018 and 30 June 2017 are set out in the table below.

	2018 £ million	2017 £ million
Profit attributable to equity shareholders of the parent company – continuing operations	3,022	2,717
Exceptional operating items attributable to equity shareholders of the parent company	128	28
Non-operating items attributable to equity shareholders of the parent company	—	(20)
Tax on exceptional operating and non-operating items for equity shareholders	(13)	1
Net exceptional taxation credit	(190)	—

	2,947	2,726

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,484	2,512
Dilutive potential ordinary shares	11	11

	2,495	2,523

	pence	pence
Basic earnings per share before exceptional items	118.6	108.5

Diluted earnings per share before exceptional items	118.1	108.0

Business review (continued)

Free cash flow

Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable, cash paid or received for investments and the net cash cost paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses and non-working capital loans to and from associates.

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

Free cash flow reconciliations for the years ended 30 June 2018 and 30 June 2017 are set out in the table below.

	2018 £ million	2017(i) £ million
Net cash from operating activities	3,084	3,132
Disposal of property, plant and equipment and computer software	40	46
Purchase of property, plant and equipment and computer software	(584)	(518)
Movements in working capital loans and other investments	(17)	3

Free cash flow	2,523	2,663

(i)

For the year ended 30 June 2018 loans made to associates where management believe the loan will convert to equity at some point in the future are not included in free cash flow. For the year ended 30 June 2017 such loans were £1 million and the comparative has not been restated on the basis of materiality.

Operating cash conversion

Operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows and outflows in respect of exceptional items, dividends received from associates, maturing inventories, provisions, other items and post employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional operating items.

The ratio is stated at the budgeted exchange rates for the respective year in line with management reporting and is expressed as a percentage.

Business review (continued)

Operating cash conversion for the years ended 30 June 2018 and 30 June 2017 were as follows:

	2018 £ million	2017 £ million
Operating profit	3,691	3,559
Exceptional operating items	128	42
Depreciation and amortisation(i)	368	361
Retranslation to budgeted exchange rates	68	(582)

	4,255	3,380

Cash generated from operations	4,086	4,177
Cash payments in respect of exceptional items(ii)	19	45
Post employment payments less amounts included in operating profit	108	111
Net movement in maturing inventories(iii)	239	138
Provision cash movement	(4)	(5)
Dividends received from associates	(159)	(223)
Other items(i)(iv)	(10)	(25)
Retranslation to budgeted exchange rates	52	(611)

	4,331	3,607

Operating cash conversion(v)	101.8%	106.7%

(i)	Excluding exceptional items.
(ii)	Exceptional cash payments for exceptional restructuring and for discontinued operations were £19 million (2017 – £14 million) and £nil million (2017 – £31 million), respectively.
(iii)	Excluding exchange of £(31) million (2017 – £35 million).
(iv)	Excluding payment of £31 million in respect of discontinued operations in the year ended 30 June 2017.
(v)

The provision cash movement is excluded from the cash generated from operations. For the year ended 30 June 2017 the operating cash conversion percentage has been restated to 106.7% from previously reported 106.8% to be comparable.

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

Business review (continued)

Calculations for the return on average total invested capital for the years ended 30 June 2018 and 30 June 2017 are set out in the table below.

	2018 £ million	2017 £ million
Operating profit	3,691	3,559
Exceptional operating items	128	42
Profit before exceptional operating items attributable to non-controlling interests	(122)	(119)
Share of after tax results of associates and joint ventures	309	309
Tax at the tax rate before exceptional items of 20.7% (2017 – 20.6%)	(829)	(781)

	3,177	3,010

Average net assets (excluding net post employment assets/liabilities)	12,067	11,828
Average non-controlling interests	(1,749)	(1,715)
Average net borrowings	8,727	8,488
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562

Average total invested capital	22,246	21,802

Return on average total invested capital	14.3%	13.8%

Net borrowings to earnings before operating exceptional items, interest, tax, depreciation, amortisation and impairment (EBITDA)

Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to EBITDA.

Calculations for net borrowings to EBITDA leverage for the years ended 30 June 2018 and 30 June 2017 are set out in the table below.

	2018 £ million	2017 £ million
Borrowings due within one year	1,828	2,459
Borrowings due after one year	8,074	6,583
Fair value of foreign currency derivatives and interest rate hedging instruments	(92)	(142)
Finance lease liabilities	155	183
Less: Cash and cash equivalents	(874)	(1,191)

Net borrowings	9,091	7,892
Post employment benefit liabilities before tax	872	772

Adjusted net borrowings	9,963	8,664

Profit for the year	3,144	2,772
Discontinued operations	—	55
Taxation	596	732
Net finance charges	260	329
Non-operating items	—	(20)
Exceptional operating items	128	42
Depreciation, amortisation and impairment (excluding exceptional items)	368	361

EBITDA	4,496	4,271

Net borrowings to EBITDA (x)	2.2	2.0

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

The tax rates from operations before exceptional and after exceptional items for the year ended 30 June 2018 and year ended 30 June 2017 are set out in the table below:

	2018 £ million	2017 £ million
Tax before exceptional items (a)	799	736
Tax in respect of exceptional items	(13)	(4)
Exceptional tax items	(190)	—

Taxation on profit from continuing operations (b)	596	732

Profit from continuing operations before taxation and exceptional items (c)	3,868	3,581
Non-operating items	—	20
Exceptional operating items	(128)	(42)

Profit before taxation (d)	3,740	3,559

Tax rate before exceptional items (a/c)	20.7%	20.6%
Tax rate from continuing operations after exceptional items (b/d)	15.9%	20.6%

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

Shipments comprise the volume of products made to Diageo’s immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by our immediate customers. Both shipments and depletions are measured on an equivalent units basis.

References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include, but not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, John Walker & Sons Collection, Johnnie Walker The Gold Route, Johnnie Walker The Royal Route and other Johnnie Walker super premium brands; Roe & Co; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray Malacca Gin; Cîroc vodka, Ketel One vodka; Don Julio, Casamigos, Zacapa, Bundaberg SDlx, Shui Jing Fang, Jinzu gin, Haig Club whisky, Orphan Barrel whiskey and DeLeón tequila.

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

Business review (continued)

References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

References to beer include cider and some non-alcoholic products such as Malta Guinness.

The results of Hop House 13 Lager are included in the Guinness figures.

References to the group include Diageo plc and its consolidated subsidiaries.

Reconciliations of non-GAAP measures to GAAP measures — 2017 compared with 2016

Organic movements

Organic movement calculations for the year ended 30 June 2017 were as follows:

	North America million	Europe and Turkey(iii) million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2016 reported	47.0	43.9	31.3	20.6	103.6	—	246.4
Reclassification(ii)	0.1	0.5	(0.2)	—	—	—	0.4
Disposals(iv)	(0.5)	(1.2)	(0.1)	(0.4)	(13.3)	—	(15.5)

2016 adjusted	46.6	43.2	31.0	20.2	90.3	—	231.3
Acquisitions and disposals(iv)	—	—	0.3	0.5	7.6	—	8.4
Organic movement	0.8	1.2	0.9	0.4	(0.8)	—	2.5

2017 reported	47.4	44.4	32.2	21.1	97.1	—	242.2

Organic movement %	2	3	3	2	(1)	n/a	1

	North America £ million	Europe and Turkey(iii) million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2016 reported	4,037	4,593	1,875	1,078	4,022	36	15,641
Exchange(i)	667	312	153	158	683	5	1,978
Reclassification(ii)	19	37	(12)	(13)	(31)	—	—
Disposals(iv)	(137)	(128)	(9)	(41)	(255)	—	(570)

2016 adjusted	4,586	4,814	2,007	1,182	4,419	41	17,049
Acquisitions and disposals(iv)	—	3	32	7	196	—	238
Organic movement	139	168	93	114	308	5	827

2017 reported	4,725	4,985	2,132	1,303	4,923	46	18,114

Organic movement %	3	3	5	10	7	12	5

Net sales
2016 reported	3,565	2,544	1,401	863	2,076	36	10,485
Exchange(i)	588	211	78	131	346	5	1,359
Reclassification(ii)	19	37	(13)	(13)	(30)	—	—
Disposals(iv)	(132)	(99)	(6)	(34)	(91)	—	(362)

2016 adjusted	4,040	2,693	1,460	947	2,301	41	11,482
Acquisitions and disposals(iv)	—	3	21	8	48	—	80
Organic movement	121	128	75	89	70	5	488

2017 reported	4,161	2,824	1,556	1,044	2,419	46	12,050

Organic movement %	3	5	5	9	3	12	4

Business review (continued)

	North America £ million	Europe and Turkey(iii) million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Marketing
2016 reported	541	404	143	167	301	6	1,562
Exchange(i)	86	22	13	22	47	3	193
Reclassification(ii)	—	5	(2)	1	(4)	—	—
Disposals(iv)	(9)	(2)	—	(4)	—	—	(15)

2016 adjusted	618	429	154	186	344	9	1,740
Acquisitions and disposals(iv)	—	—	5	2	—	—	7
Organic movement	24	14	7	7	(1)	—	51

2017 reported	642	443	166	195	343	9	1,798

Organic movement %	4	3	5	4	—	—	3

Operating profit before exceptional items
2016 reported	1,551	801	212	199	395	(150)	3,008
Exchange(i)	270	64	7	35	85	(15)	446
Reclassification(ii)	15	14	(7)	(11)	(11)	—	—
Acquisitions and disposals(iv)	(13)	(10)	(3)	(5)	(1)	1	(31)

2016 adjusted	1,823	869	209	218	468	(164)	3,423
Acquisitions and disposals(iv)	—	—	(11)	—	—	(1)	(12)
Organic movement	76	67	20	32	19	(24)	190

2017 reported	1,899	936	218	250	487	(189)	3,601

Organic movement %	4	8	10	15	4	(15)	6

Organic operating margin %
2017	45.6%	33.2%	14.9%	24.1%	20.5%	n/a	30.2%
2016	45.1%	32.3%	14.3%	23.0%	20.3%	n/a	29.8%

Margin improvement (bps)	51	91	60	111	20	n/a	37

(1)	For the reconciliation of sales to net sales and operating profit before exceptional items to operating profit see page 88 and page 216-221.
(2)	Percentages and margin improvement are calculated on rounded figures.

Notes:  Information in respect of the organic movement calculations

(i)

The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of the US dollar, the euro, the Kenyan schilling and the Indian rupee, partially offset by the Nigerian naira.

(ii)

Reclassification comprises (a) the results of Lebanon, other Middle Eastern and North African countries which were formerly reported in Asia Pacific and Africa geographical regions now being included in Europe and Turkey and (b) the results of the Travel Retail operations have been reallocated to the geographical regions to better reflect the region in which the sale to the customer is made. In addition following a review of the group’s reporting of volume an adjustment was made to include Malaysia and Singapore contract brew volume in the reported beer figures which increased volume in Asia Pacific by 0.3 million equivalet cases (2016 – 0.4 million equivalent cases).

(iii)	The Europe and Turkey region was formerly named ‘Europe, Russia and Turkey’. Countries included in the region have not changed.
(iv)	In the year ended 30 June 2017 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

Business review (continued)

	Volume equ. units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
Year ended 30 June 2016
Acquisitions
Integration costs	—	—	—	—	1

	—	—	—	—	1

Disposals
North America Wines	(0.3)	(112)	(110)	(8)	(8)
Percy Fox	(0.8)	(84)	(67)	(1)	(5)
Grand Marnier	(0.2)	(31)	(24)	—	(4)
Bouvet	—	(8)	(8)	—	(1)
Argentina	(0.3)	(18)	(15)	(2)	(2)
South Africa - ready to drink and beer	(0.1)	(7)	(5)	—	(2)
Jamaica and Red Stripe	(0.5)	(59)	(47)	(4)	(8)
Bushmills	—	(3)	(2)	—	(1)
USL owned to franchise	(13.3)	(246)	(82)	—	—
CGI (Kenya)	—	(2)	(2)	—	(1)

	(15.5)	(570)	(362)	(15)	(32)

Acquisitions and disposals	(15.5)	(570)	(362)	(15)	(31)

Year ended 30 June 2017
Acquisitions
South Africa – ready to drink and beer	0.3	32	21	5	(11)
Argentina	0.3	4	5	—	—
Transaction costs	—	—	—	—	(1)

	0.6	36	26	5	(12)

Disposals
Argentina	—	3	3	2	—
USL owned to franchise	7.8	196	48	—	—
Yellow tail	—	3	3	—	—

	7.8	202	54	2	—

Acquisitions and disposals	8.4	238	80	7	(12)

Business review (continued)

Earnings per share before exceptional items

Earnings per share before exceptional items for the years ended 30 June 2017 and 30 June 2016 were as follows:

	2017 £ million	2016 £ million
Profit attributable to equity shareholders of the parent company - continuing operations	2,717	2,244
Exceptional operating items attributable to equity shareholders of the parent company	28	171
Non-operating items attributable to equity shareholders of the parent company	(20)	(115)
Tax in respect of exceptional operating and non-operating items attributable to equity shareholders of the parent company	1	(58)

	2,726	2,242

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,512	2,508
Dilutive potential ordinary shares	11	10

	2,523	2,518

	pence	pence
Basic earnings per share before exceptional items	108.5	89.4

Diluted earnings per share before exceptional items	108.0	89.0

Free cash flow

Free cash flow reconciliations for the years ended 30 June 2017 and 30 June 2016 were as follows:

	2017 £ million	2016 £ million
Net cash from operating activities	3,132	2,548
Disposal of property, plant and equipment and computer software	46	57
Purchase of property, plant and equipment and computer software	(518)	(506)
Movements in loans and other investments	3	(2)

Free cash flow	2,663	2,097

Business review (continued)

Operating cash conversion

Operating cash conversion for the years ended 30 June 2017 and 30 June 2016 were as follows:

	2017 £ million	2016 £ million
Operating profit	3,559	2,841
Exceptional operating items	42	167
Depreciation and amortisation(i)	361	355
Retranslation to budgeted exchange rates	(582)	18

	3,380	3,381

Cash generated from operations	4,177	3,360
Cash payments in respect of exceptional items(ii)	45	80
Post employment payments less amounts included in operating profit(i)	111	58
Net movement in maturing inventories(iii)	138	144
Dividends received from associates	(223)	(173)
Other items(i)(iv)	(25)	15
Retranslation to budgeted exchange rates	(614)	75

	3,609	3,559

Operating cash conversion	106.8%	105.3%

(i)	Excluding exceptional items.
(ii)

Exceptional cash payments for exceptional restructuring and for discontinued operations were £14 million (2016 - £52 million) and £31 million (2016 – £nil), respectively. In addition, the year ended 30 June 2016 included £28 million of payments in respect of disengagement agreements relating to United Spirits Limited.

(iii)	Excluding non-cash movements such as exchange and impact of acquisitions and disposals of £35 million (2016 - £(83) million).
(iv)	Excluding payment of £31 million in respect of discontinued operations in the year ended 30 June 2017 (2016 - £nil).

Return on average total invested capital

Calculations for the return on average total invested capital for the years ended 30 June 2017 and 30 June 2016 were as follows:

	2017 £ million	2016 £ million
Operating profit	3,559	2,841
Exceptional operating items	42	167
Profit before exceptional operating items attributable to non-controlling interests	(119)	(108)
Share of after tax results of associates and joint ventures	309	221
Tax at the tax rate before exceptional items of 20.6% (2016 — 19.0%)	(781)	(593)

	3,010	2,528

Average net assets (excluding net post employment liabilities)	11,828	10,202
Average non-controlling interests	(1,715)	(1,558)
Average net borrowings	8,488	9,130
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562

Average total invested capital	21,802	20,975

Return on average total invested capital	13.8%	12.1%

Business review (continued)

Tax rate before exceptional items

The tax rates from operations before and after exceptional items for the years ended 30 June 2017 and 30 June 2016 were calculated as follows:

	2017 £ million	2016 £ million
Tax before exceptional items (a)	736	552
Tax in respect of exceptional items	(4)	(56)

Taxation on profit from continuing operations (b)	732	496

Profit from continuing operations before taxation and exceptional items (c)	3,581	2,902
Non-operating items	20	123
Exceptional operating items	(42)	(167)

Profit before taxation (d)	3,559	2,858

Tax rate before exceptional items (a/c)	20.6%	19.0%
Tax rate from continuing operations after exceptional items (b/d)	20.6%	17.4%

Organic movement calculations for the year ended 30 June 2016

Organic movement calculations for net sales, operating profit before exceptional items and operating margin for the group for the year ended 30 June 2016 were as follows:

£ million
Net sales
2015 reported	10,813
Exchange	(172)
Disposals	(655)

2015 adjusted	9,986
Acquisitions and disposals	345
Organic movement	276
Reclassification	(122)

2016 reported	10,485

Organic movement %	3

Operating profit before exceptional items
2015 reported	3,066
Exchange	(83)
Acquisitions and disposals	(114)

2015 adjusted	2,869
Acquisitions and disposals	40
Organic movement	99

2016 reported	3,008

Organic movement %	3

Organic operating margin %
2016	28.9%
2015	28.7%

Margin improvement (bps)	19

Governance

Board of Directors and Company Secretary

Javier Ferrán

Chairman, Non-Executive Director 3*

Nationality: Spanish

Appointed Chairman: January 2017 (Appointed Chairman Designate and Non-Executive Director July 2016)

Current external appointments: Partner, Lion Capital LLP; Non-Executive Director and Senior Independent Director, Associated British Foods plc; Non-Executive Director, Coca-Cola European Partners plc; Member, Advisory Board of ESADE Business School

Previous relevant experience: President and CEO, Bacardi Limited; Non-Executive Director, SABMiller plc

Ivan Menezes

Chief Executive, Executive Director 2*

Nationality: American/British

Appointed Chief Executive: July 2013 (Appointed Executive Director July 2012)

Current external appointments: Member of the Council, Scotch Whisky Association; Non-Executive Director, Tapestry Inc.; Member of the Global Advisory Board, Kellogg School of Management, Northwestern University; Chairman, Movement to Work; Chair, International Alliance for Responsible Drinking, CEO Group

Previous Diageo roles: Chief Operating Officer; President, North America; Chairman, Diageo Asia Pacific; Chairman, Diageo Latin America and Caribbean; senior management positions, Guinness and then Diageo

Previous relevant experience: marketing and strategy roles, Nestlé, Booz Allen Hamilton Inc. and Whirlpool

Kathryn Mikells

Chief Financial Officer, Executive Director 2

Nationality: American

Appointed Chief Financial Officer and Executive Director: November 2015

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

Senior Non-Executive Director 1,3,4*

Nationality: British

Appointed Senior Non-Executive Director and Chairman of the Remuneration Committee: October 2011 (Appointed Non-Executive Director September 2010)

Current external appointments: Partner and Chairman, Corsair Capital LLC; Chairman, LetterOne Holdings S.A and Cyder Limited.; Chair of Trustees, Royal Academy of Arts; Member of Advisory Committee, Native Land Limited; Adviser, Teneo Holdings; Chairman, UK India Business Council, Member of Executive Committee, World Rugby

Previous relevant experience: Chairman, Chime Communications PLC, Jack Wills; Minister for Trade, Investment and Small Business for the UK Government; Chairman and Group Chief Executive, Standard Chartered PLC

Peggy B Bruzelius

Non-Executive Director 1,3,4

Nationality: Swedish

Appointed Non-Executive Director: April 2009

Current external appointments: Chairman, Lancelot Asset Management; Non-Executive Director, Akzo Nobel NV, Lundin Petroleum AB and Skandia Liv AB

Previous relevant experience: Non-Executive Director, Axfood AB, Husgvarna AB, Syngenta AG and Scania AB; Vice Chairman, Electrolux AB; CEO, ABB Financial Services AB; Executive Vice President, Skandinaviska Enskilda Banken AB

Governance (continued)

Ho KwonPing

Non-Executive Director 1,3,4

Nationality: Singaporean

Appointed Non-Executive Director: October 2012

Current external appointments: Executive Chairman and Founder, Banyan Tree Holdings Limited; Chairman, Laguna Resorts & Hotels Public Company Limited and Thai Wah Public Company Limited; Chairman of Board of Trustees, Singapore Management University; Chairman of School Advisory Committee, School of Hotel and Tourism Management of the Hong Kong Polytechnic University

Previous relevant experience: Member, Global Advisory Board of Moelis & Company; Chairman, MediaCorp Pte. Ltd; Non-Executive Director, Singapore Airlines Limited, Singapore Power Limited and Standard Chartered PLC

Betsy D Holden

Non-Executive Director 1,3,4

Nationality: American

Appointed Non-Executive Director: September 2009

Current external appointments: Senior Advisor, McKinsey & Company; Non-Executive Director, Dentsply Sirona, Inc, Lyons Magnus and Western Union Company; Member of the Executive Committee, Board of Trustees, Duke University; Member of the Executive Committee of the Global Advisory Board, Kellogg School of Management

Previous relevant experience: Non-Executive Director, Catamaran Corporation, MediaBank LLC, Tribune Company and Time Inc; President, Global Marketing and Category Development and Co-Chief Executive Officer, Kraft Foods, Inc.

Susan Kilsby

Non-Executive Director 1,3,4

Nationality: American/British

Appointed Non-Executive Director: April 2018

Current external appointments: Chairman, Shire plc; Non-Executive Director, BBA Aviation plc, Fortune Brands Home & Security, Inc. and Goldman Sachs International

Previous relevant experience: Chairman, Mergers and Acquisitions EMEA, Credit Suisse; Senior Advisor, Credit Suisse; Non-Executive Director, Keurig Green Mountain, L’Occitane International and Coca-Cola HBC

Nicola S Mendelsohn

Non-Executive Director 1,3,4

Nationality: British

Appointed Non-Executive Director: September 2014

Current external appointments: Vice president, Facebook EMEA; Co-Chair, Creative Industries Council; Co-President, Norwood; Member, Mayor’s Business Advisory Board

Previous relevant experience: Executive Chairman, Karmarama; Deputy Chairman, Grey London; Board Director, BBH and Fragrance Foundation; President, Institute of Practitioners in Advertising; Board Member, CEW; Trustee, White Ribbon Alliance; Chair of the Corporate Board, Women’s Aid

Alan JH Stewart

Non-Executive Director 1*,3,4

Nationality: British

Appointed Chairman of the Audit Committee: January 2017 (Appointed Non-Executive Director September 2014)

Current external appointments: Director and Chief Financial Officer, Tesco PLC; Member of the Advisory Board, Chartered Institute of Management Accountants; Member of the Main Committee & Chairman of Pension Committee, 100 Group of Finance Directors

Previous relevant experience: Chief Financial Officer, Marks & Spencer and AWAS; Non-Executive Director, Games Workshop plc; Group Finance Director, WH Smith plc; Chief Executive, Thomas Cook UK

Governance (continued)

David Harlock

Company Secretary and General Counsel Corporate Centre (retired 31 July 2018)

Nationality: British

Appointed Company Secretary and General Counsel Corporate Centre: July 2016

Previous Diageo roles: General Counsel Corporate, Africa, Russia and Turkey; General Counsel M&A and Global Functions; Regional Counsel International

Previous relevant experience: Hogan Lovells

Siobhan Moriarty

Company Secretary (beginning 1 August 2018)

Appointed Company Secretary: August 2018

For further details about Siobhan Moriarty, see page 158

Philip G Scott ceased to be a Non-Executive Director on 20 September 2017.

Ursula Burns has been appointed as a Non-Executive Director with effect from a date to be confirmed.

David Harlock retired as Company Secretary and General Counsel Corporate Center effective 31 July 2018 and was replaced by Siobhan Moriarty as Company Secretary effective 1 August 2018.

Key to committees

1. Audit

2. Executive (comprising senior management)

3. Nomination

4. Remuneration

* Chairman of committee

Governance (continued)

Executive Committee

David Cutter

President, Global Supply and Procurement

Nationality: Australian

Appointed President, Global Supply and Procurement: July 2014

Previous Diageo roles: Supply Director, International Supply Centre; President, Supply Americas; Supply Director, Asia Pacific

Previous relevant experience: leadership roles, Frito-Lay and SC Johnson

Current external appointments: Member of the Council, Scotch Whisky Association

Sam Fischer

President, Diageo Greater China and Asia

Nationality: Australian

Appointed President, Greater China and Asia: September 2014

Previous Diageo roles: Managing Director, Diageo Greater China; Managing Director of South East Asia, Diageo Asia Pacific; General Manager, Diageo IndoChina and Vietnam

Previous relevant experience: Senior management roles across Central Europe and Indochina, Colgate Palmolive

Victoria Frame

Group Strategy Director

Nationality: British

Appointed Group Strategy Director: May 2017

Previous relevant experience: MD International and Chief Marketing Officer, Barry’s Bootcamp; Partner, Bain & Company; Roles at Marakon Associates and CITI

Brian Franz

Chief Productivity Officer

Nationality: American/British

Appointed Chief Productivity Officer: August 2015

Previous Diageo roles: CIO and Head of GDBS, IS Services

Previous relevant experience: Senior Vice President and CIO, PepsiCo International; Commercial CIO, various CIO and management roles, General Electric

Alberto Gavazzi

President, Diageo Latin America and Caribbean, Global Travel & Sales Opex

Nationality: Brazilian/Italian

Appointed President, Latin America and Caribbean: July 2013

Previous Diageo roles: Managing Director, West Latin America and Caribbean; Global Category Director Whiskey, Gins and Reserve Brands; General Manager Brazil, Paraguay and Uruguay; Vice President Consumer Marketing, Chicago; Marketing Director, Brazil

Previous relevant experience: Colgate-Palmolive; Unilever PLC

John Kennedy

President, Diageo Europe, Russia, Turkey and India

Nationality: American

Appointed President, Diageo Europe, Russia, Turkey and India: July 2016

Previous Diageo roles: President, Europe and Western Europe; Chief Operating Officer, Western Europe; Marketing Director, Australia; General Manager for Innovation, North America; President and Chief Executive Officer, Diageo Canada; Managing Director, Diageo Ireland

Previous relevant experience: brand management roles, GlaxoSmithKline and Quaker Oats

Governance (continued)

Anand Kripalu

CEO, United Spirits Limited

Nationality: Indian

Appointed CEO, United Spirits Limited: September 2014

Previous Diageo roles: CEO-designate, United Spirits Limited

Previous relevant experience: Various management roles at Mondelez International, Cadbury and Unilever

Current external appointments: Non-Executive Director, Marico

Deirdre Mahlan

President, Diageo North America

Nationality: American

Appointed President, Diageo North America: December 2015

Previous Diageo roles: Chief Financial Officer and Executive Director; Deputy Chief Financial Officer; Head of Tax and Treasury

Previous relevant experience: Member, Main Committee, 100 Group of Finance Directors; senior finance positions, Joseph E. Seagram & Sons, Inc.; Senior manager, PricewaterhouseCoopers, Chair of the Board, US Distilled Spirits Council

Current external appointments: Non-Executive Director, Experian plc

Daniel Mobley

Corporate Relations Director

Nationality: British

Appointed Corporate Relations Director: June 2017

Previous Diageo roles: Corporate Relations Director, Europe

Previous relevant experience: Regional Head of Corporate Affairs India & South Asia, Standard Chartered; Regional Head of Corporate Affairs Africa, Standard Chartered; Group Head of Government Relations, Standard Chartered; Extensive government experience including in HM Treasury and Foreign & Commonwealth Office

Siobhan Moriarty

General Counsel and Company Secretary

Nationality: Irish

Appointed General Counsel: July 2013

Previous Diageo roles: General Counsel Designate; Corporate M&A Counsel; Regional Counsel Ireland; General Counsel Europe

Previous relevant experience: various positions in law firm private practice, Dublin and London

Current external appointments: Non-executive director of the Friends Board of the Royal Academy of Arts

Mairéad Nayager

Human Resources Director

Nationality: Irish

Appointed Human Resources Director: October 2015

Previous Diageo roles: HR Director, Diageo Europe; HR Director, Brandhouse, South Africa; HR Director, Diageo Africa Regional Markets; Talent & Organisational Effectiveness Director, Diageo Africa; Employee Relations Manager, Diageo Ireland

Previous relevant experience: Irish Business and Employers’ Confederation

John O’Keeffe

President, Diageo Africa

Nationality: Irish

Appointed President Africa: July 2015

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

Chief Marketing Officer

Nationality: American/British

Appointed Chief Marketing Officer July 2013

Previous Diageo roles: Global Innovation Director; Marketing Director, Diageo Great Britain

Previous relevant experience: brand management and marketing roles, Allied Domecq PLC, Gillette Company and Holson Burnes Group, Inc; Non-Executive Director, Domino’s Pizza Group plc

Governance (continued)

Corporate governance report

Letter from the Chairman of the Board of Directors and the Company Secretary

Dear Shareholder

On behalf of the Board, we are pleased to present the corporate governance report for the year ended 30 June 2018. The purpose of the report is to set out Diageo’s corporate governance structures and procedures, and to describe how the Board, its committees and the Executive Committee work.

The Board has ultimate responsibility for the corporate governance of Diageo, being the way in which the company is directed and controlled. The Board’s responsibilities include: setting strategic aims and values; providing the leadership to put them into effect; supervising and constructively challenging management, who have responsibility for day to day operational running of the business; and reporting to shareholders on their stewardship. We continue to believe that Diageo’s Board demonstrates suitable and appropriate behaviours and independence, and that its composition includes a diverse range of experience, skills and backgrounds, which as a whole enables the Board to discharge its duties.

There has been continued debate over the past twelve months on the need for effective corporate governance in the interests of shareholders and other stakeholders. The Board strongly believes that the maintenance of strong corporate governance is critical in enabling sustainable long-term business performance as well as in enhancing the reputation and standing of Diageo.

The principal corporate governance rules applying to Diageo (as a UK company listed on the London Stock Exchange (LSE)) for the year ended 30 June 2018 are contained in The UK Corporate Governance Code as updated and published by the Financial Reporting Council (FRC) in April 2016 (the Code) and the UK Financial Conduct Authority (FCA) Listing Rules, which require us to describe, in our Annual Report, our corporate governance from two points of view: the first dealing generally with our application of the Code’s main principles and the second dealing specifically with non-compliance with any of the Code’s provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice.

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

As well as being subject to UK legislation and practice, as a company listed on the New York Stock Exchange (NYSE), Diageo is subject to the listing requirements of the NYSE and the rules of the US Securities and Exchange Commission (SEC), as they apply to foreign private issuers. Compliance with the provisions of the US Sarbanes-Oxley Act of 2002 (SOX), as it applies to foreign private issuers, is continually monitored. As Diageo follows UK corporate governance practice, differences from the NYSE corporate governance standards are summarised in Diageo’s 20-F filing and on our website at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

J Ferrán

Chairman

D Harlock

Company Secretary

Governance (continued)

Board of directors

Membership of the Board and Board Committees

The Chairmen, Senior Non-Executive Director and other members of the Board, Audit Committee, Nomination Committee and Remuneration Committee are as set out in this Annual Report in the biographies of Directors and members of the Executive Committee.

There is a clear separation of the roles of the Chairman and the Chief Executive. The Chairman, Javier Ferrán, is responsible for the running of the Board and for ensuring all Directors are fully informed of matters, sufficient to make informed judgements. As Chief Executive, Ivan Menezes has responsibility for implementing the strategy agreed by the Board and for managing the company and the group. He is supported in this role by the Executive Committee.

The Non-Executive Directors, all of whom the Board has determined are independent, are experienced and influential individuals from a diverse range of industries, backgrounds and countries. No individual or group dominates the Board’s decision-making processes.

A summary of the terms and conditions of appointment of the Non-Executive Directors is available at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

Activities and duties of the Board

The Board manages overall control of the company’s affairs with reference to the formal schedule of matters reserved for the Board for decision. The schedule was last reviewed in July 2018 and is available at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

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

In order to fulfil their duties, procedures are in place for Directors to seek both independent advice and the advice and services of the Company Secretary who is responsible for advising the Board, through the Chairman, on all governance matters. The Non-Executive Directors meet without management present, and also meet with the Chairman without management present, on a regular basis.

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

In addition, Executive Committee members and other senior executives are invited, as appropriate, to Board and strategy meetings to make presentations on their areas of responsibility. The company’s policy is for all Directors to attend the AGM.

All Directors are also provided with the opportunity, and encouraged, to attend regular training to ensure they are kept up to date on relevant legal developments or changes and best practice and changing commercial and other risks.

Governance (continued)

Performance evaluation

During the year an externally facilitated evaluation of the Board’s effectiveness, including the effectiveness of the Chairman and the Board’s committees, was undertaken. The external facilitator, Consilium Board Review, has no other connection with the company.

Consilium Board Review prepared and presented a report to the Board, which concluded that the Board and its Committees continued to operate in an effective, thoughtful and robust manner, meeting the requirements and spirit of the Code. The report noted the positive role played by the Chairman and his deep industry knowledge, as well as complementary roles played by the Non-Executive Directors and their interaction with the Chief Executive and the Chief Financial Officer. Also noted were the high quality of the Board’s processes and practices, its broad range of agenda items and its productive leadership and internal dynamics.

While noting that the Board was top performing and that there was no need for significant changes, the report did include some suggestions designed to ensure that the Board continues to perform to a high level of effectiveness, including in respect of future composition of the Board, its development and dynamics, and the provision of adequate focus and time to emerging external factors. The Board discussed the report and its suggestions, and have taken various actions to address these suggestions. It is the Board’s intention to continue to review annually its performance and that of its committees and individual directors. The evaluation later in 2018 will be undertaken internally.

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

In respect of the appointment of Susan Kilsby the recruitment process included the development of a candidate profile and the engagement of a professional search agency (JCA Group, which has no other connection with the company) specialising in the recruitment of high calibre Non-Executive Directors. Reports on potential appointees were provided to the committee, which, after careful consideration, made a recommendation to the Board. The Board approved her appointment.

Diversity

Diageo strongly supports diversity within its Board of Directors, including gender, age and professional diversity. The Board is comprised of individuals from a diverse range of skills, industries, backgrounds and nationalities, which enables a broad evaluation of all matters considered by the Board and contributes to a culture of collaborative and constructive discussion. In particular, women currently make up 50% of the company’s Board and 40% of its Executive Committee. Further information is given in the sections of this Annual Report on sustainability & responsibility, our people, and on our role in society in the Chairman’s Statement.

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

It consists of the individuals responsible for the key operational and functional components of the business: North America, Europe and Turkey, Africa, Latin America and Caribbean, Asia Pacific, International Supply Centre and Corporate.

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

Governance (continued)

Corporate governance report

Executive direction and control

Filings Assurance Committee

The Filings Assurance Committee of the company, which is chaired by the Chief Financial Officer and includes the Chief Executive, is responsible for implementing and monitoring the processes which are designed to ensure that the company complies with relevant UK, US and other regulatory reporting and filing provisions, including those imposed by the U.S. Sarbanes-Oxley Act of 2002 or derived from it. As at the end of the period covered by the Form 20-F for the year ended 30 June 2018, the Filings Assurance Committee of the company, with the participation of the Chief Executive and the Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures. These are defined as those controls and procedures that are designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarised and reported within the time periods specified in the Commission’s rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports of the company is accumulated and communicated to management, including the Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As of the date of the evaluation, the Chief Executive and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to the management of the company, including the company’s Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

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

During the year, in line with the Code, the Board considered the nature and extent of the risks it was willing to take to achieve its strategic goals and reviewed the existing internal statement of risk appetite (which was considered and recommended to the Board by both the Audit & Risk Committee and the Audit Committee). In accordance with the Code, the Board has also considered the company’s longer term viability, based on a robust assessment of its principal risks. This was done through the work of the Audit Committee which recommended the Viability Statement (as set out above) to the Board.

The company has in place internal control and risk management systems in relation to the company’s financial reporting process and the group’s process for preparation of consolidated accounts. Further, a review of the consolidated financial statements is completed by management to ensure that the financial position and results of the group are appropriately reflected.

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

The group made contributions to non-EU political parties totalling £0.3 million during the year (2017 - £0.4 million). These contributions were made exclusively to federal and state candidate committees, state political parties and federal leadership committees in North America (consistent with applicable laws), where it is common practice to make political contributions. No particular political persuasion was supported and contributions were made with the aim of promoting a better understanding of the group and its views on commercial matters, as well as a generally improved business environment.

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

Governance (continued)

Management’s report on internal control over financial reporting

Management, under the supervision of the Chief Executive and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the group’s financial reporting.

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

Management has assessed the effectiveness of Diageo’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the US Securities Exchange Act of 1934) based on the framework in ‘Internal Control – Integrated Framework’, issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in 2013. Based on this assessment, management concluded that, as at 30 June 2018, internal control over financial reporting was effective.

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

PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audit the group’s consolidated financial statements, has audited the effectiveness of the group’s internal control over financial reporting, and has issued an unqualified report thereon, which is included on pages 207 and 208 of this document.

Changes in internal control over financial reporting

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

Responsibility statement

Each of the Directors, whose names are set out in the Board of Directors and Executive Committee section of this Annual Report, confirms that to the best of his or her knowledge:

•

the Annual Report and Accounts for the year ended 30 June 2018, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the group’s position and performance, business model and strategy;

•

the consolidated financial statements contained in the Annual Report and Accounts for the year ended 30 June 2018, which have been prepared in accordance with IFRS as issued by the IASB and as adopted for use in the EU, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

•

the management report represented by the Directors’ Report contained in the Annual Report and Accounts for the year ended 30 June 2018 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.

The responsibility statement was approved by the Board of Directors on 25 July 2018.

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

•

Non-Executive Director meetings: NYSE rules require Non-Management Directors to meet regularly without management and independent directors to meet separately at least once a year. The Code requires Non-Executive Directors to meet without the Chairman present at least annually to appraise the Chairman’s performance. During the year, an externally facilitated evaluation of the Board’s effectiveness, including the effectiveness of the Chairman, was undertaken. During the year, Diageo’s Chairman and Non-Executive Directors met six times as a group without Executive Directors being present.

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

Governance (continued)

Directors’ attendance record at the AGM, scheduled Board meetings and Board committee meetings, for the year ended 30 June 2018 was as set out in the table below. For Board and Board committee meetings, attendance is expressed as the number of meetings attended out of the number that each Director was eligible to attend.

	Annual General Meeting 2017	Board (maximum 6)	Audit Committee (maximum 4)(iii)		Nomination Committee (maximum 3)(iii)		Remuneration Committee (maximum 5)(iii)
Javier Ferrán	✓	6/6	4/4	(i)	3/3		5/5	(i)
Ivan Menezes	✓	6/6	2/2	(ii)	2/2	(i)	5/5	(i)
Kathryn Mikells	✓	6/6	4/4	(i)	1/1	(ii)	3/3	(i)
Lord Davies	✓	6/6	3/4		3/3		5/5
Peggy Bruzelius	✓	6/6	4/4		3/3		5/5
Betsy Holden	✓	6/6	4/4		3/3		5/5
Ho KwonPing	✓	6/6	4/4		3/3		5/5
Nicola Mendelsohn(iii)	✓	6/6	3/4		3/3		4/5
Alan Stewart	✓	6/6	4/4		3/3		5/5
Philip Scott	×	1/2	1/1		1/2		1/1
Susan Kilsby	n/a	1/1	1/1		1/1		2/2

(i)	Attended by invitation.
(ii)	Attended by invitation, for part only.
(iii)	Where Non-Executive Directors were unable to attend a meeting they gave their views to the Chairmen of the respective meetings ahead of the meetings being held.

One Sub-Committee meeting of the Audit Committee was also held involving Mr Stewart and Ms Bruzelius.

Mr Scott was unable to attend the 2017 AGM as a result of a prior engagement.

Governance (continued)

Report of the Audit Committee

Letter from the Chairman of the Audit Committee

Dear Shareholder

On behalf of the Audit Committee, I am pleased to present its report for the year ended 30 June 2018.

The purpose of this report is to describe how the Committee has carried out its responsibilities during the year.

In overview, the role of the Audit Committee is to monitor and review: the integrity of the company’s financial statements; internal control and risk management; audit and risk programmes; business conduct and ethics; ‘whistleblowing’; and the appointment of the external auditor.

The work of the Committee during the year gave attention to all elements of its remit. Over the year, the Committee continued to focus on particular topics within the company’s risk management programme, including in particular detailed reviews of the changing global tax environment and emerging risks in relation to technology, including a review of the company’s IT platforms and systems.

In discharging its duties, the Audit Committee seeks to balance independent oversight of the matters within its remit with providing support and guidance to management. I am confident that the Committee, supported by members of senior management and the external auditors, has carried out its duties in the year under review effectively and to a high standard.

Alan Stewart

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

Financial statements

During the year, the Audit Committee met four times (and a sub-committee met twice) and reviewed both the interim results announcement, which included the interim financial statements, and the annual reports and associated preliminary year end results announcement, focusing on key areas of judgement and complexity, critical accounting policies, provisioning and any changes required in these areas or policies.

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

Significant issues and judgements that were considered in respect of the 2018 financial statements were as follows. These include the matters relating to risks disclosed in the UK external auditor’s report.

•	Disclosure on the quality of the earnings and one off items included in cash flow. The committee agreed that sufficient disclosure was made in the financial statements.
•	The committee determined that exceptional items are appropriately classified considering their size and nature, and sufficient disclosure is provided in the financial statements (see note 4).
•

Review of carrying value of assets – in particular intangible assets. The committee assessed the impairment charge recognised and agreed that at 30 June 2018 the fair value of the company’s assets was in excess of their carrying value (see notes 6 and 10).

•

Adoption of new accounting standards—IFRS 9—Financial instruments and IFRS 15—Revenue from contracts with customers were adopted from the start of the year. The committee agreed that the adoption of IFRS 9 and IFRS 15 did not require a restatement of prior year figures and that the amount recorded in other retained earnings in the year in respect of the adoption of IFRS 9 and IFRS 15 was appropriate (see note 1).

Governance (continued)

•

Exchange rate used to translate operations in Venezuela. The committee determined an appropriate rate used for the year ended 30 June 2018 for consolidation purposes, that represents the best estimation of the rate at which capital and dividend repatriations are expected to be realised (see note 1).

•

Disclosure on taxation. The committee agreed that the separate presentation of the tax risk appropriately addresses the significant change in the international tax environment and sufficient and transparent disclosures are provided for the ongoing tax discussions (see page 21 and note 7).

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

•

Viability statement. The committee noted that severe but plausible risk scenarios had been identified; a robust risk assessment had been carried out; and the group’s viability and going concern consideration proved with stress testing. Taking into account the company’s balance sheet position, the committee expected the group to be able to meet its liabilities as they fell due over the three-year period ending 30 June 2021. The risk that the group would become insolvent during this timeframe was considered remote. The Committee recommended to the Board that the Viability statement above be approved.

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

Internal control and risk management; audit and risk programme; business conduct and ethics (including ‘whistleblowing’)

At each of its meetings, the Audit Committee reviewed detailed reports from the heads of the Global Risk & Compliance (GRC) and Global Audit & Risk (GAR) teams (including coverage of the areas mentioned in the title of this section) and had sight of the minutes of meetings of the Executive Audit and Risk Committee. The work and reporting to the Committee of both GRC and GAR during the year included focus on the impact of a challenging environment and public policy change, cyber risk and information management. The Committee in turn were thus able to keep under review the operation of the controls and compliance framework in these and other areas. The Committee also received regular updates from the group general counsel on significant litigation and from the head of tax on the group’s tax profile and key issues.

The GRC reporting included a consideration of key risks and related mitigations, including those set out in the section of this Annual Report dealing with principal risks. Based on this activity during the year, the Audit Committee made a recommendation to the Board covering the nature and extent of the risks it was willing to take to achieve its strategic goals and its internal statement of risk appetite (which was considered also by the Executive Audit and Risk Committee). The Board agreed this recommendation.

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

The Audit Committee reviews annually the appointment of the auditor (taking into account the auditor’s effectiveness and independence and all appropriate guidelines) and makes a recommendation to the Board accordingly. Any decision to open the external audit to tender is taken on the recommendation of the Audit Committee. There are no contractual obligations that restrict the company’s current choice of external auditor. Following the last tender process, PwC was appointed as auditor of the company in 2015 and the current audit partner is Ian Chambers.

Governance (continued)

The company has complied with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 (‘CMA Order’) for the year ended 30 June 2018.

The Audit Committee assesses the ongoing effectiveness and quality of the external auditor and audit process on the basis of meetings and a questionnaire-based internal review with the finance team and other senior executives.

The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in July 2018. The review took into consideration the new regulations on non-audit services. Under this policy, the provision of any non-audit service must be approved by the Audit Committee, unless the proposed service is both expected to cost less than £250,000 and also falls within one of a number of service categories which the Audit Committee has pre-approved. Fees paid to the auditor for audit, audit related and other services are analysed in note 3(b) to the consolidated financial statements. The nature and level of all services provided by the external auditor is a factor taken into account by the Audit Committee when it reviews annually the independence of the external auditor.

‘Financial expert’, composition and other attendees

For the purposes of the Code and the relevant rule under SOX, section 407, the Board has determined that Alan Stewart is independent and may be regarded as an Audit Committee financial expert, having recent and relevant financial experience, and that all members of the Audit Committee are independent Non-Executive Directors with relevant financial and sectoral competence.

The Chairman, the Chief Financial Officer, the group general counsel, the group financial controller, the head of GAR, the GRC director, the group chief accountant and the external auditor regularly attend meetings of the committee.

The Audit Committee met privately with the external auditor and with the head of GAR as appropriate.

Training and deep dives

During the year, the Audit Committee had risk reviews and training sessions, presented by senior executives, on indirect tax and restrictions on marketing and availability of alcoholic products, preparation for implementation of the GDPR, the company’s current and future technology infrastructure, and its cyber security risk management processes.

Governance (continued)

Directors’ remuneration report

Annual statement by the Chairman of the Remuneration Committee

Dear Shareholder

As Chairman of the Remuneration Committee, I am pleased to present the Directors’ remuneration report for the year ended 30 June 2018. This report complies with Schedule 8 of the Large and Medium-sized Companies and Groups (Account and Reports) Regulations 2008 and contains:

•	The current directors’ remuneration policy, which was approved at the AGM on 20 September 2017; and
•	The annual remuneration report, describing how the remuneration policy has been put into practice during the year ended 30 June 2018, and how it will be implemented in the year ending 30 June 2019.

In this section you will find the remuneration principles that have guided the Remuneration Committee in their decision making throughout the year. Fundamentally, this is about balance: ensuring that remuneration structures are designed in a way that enables the right outcomes for the business in line with its long-term strategy, making sure that we have the best people in place to deliver on that strategy and ensuring that executive pay is appropriate in the wider context in which the business operates.

Like many multinational companies, we source talent globally and we need to attract and retain the best people to lead our business in an increasingly competitive marketplace. Remuneration is a key part of our offering and the significant market pay differential between executives in the United States and in the United Kingdom and the rest of Europe continues to be challenging. This is particularly an issue for Diageo since a significant part of our business is based in the United States, and this is a critical talent market for our senior leadership group. We continue to monitor external practices across our key strategic markets and set our remuneration policy and practices in a way that provides appropriate balance between risk and reward, delivering market competitive packages in return for high performance against the company’s strategic objectives and stretching performance targets.

The key decisions that have been made by the Remuneration Committee during the past year in relation to pay outcomes for Executive Directors are highlighted in the ‘at a glance’ table overleaf, together with an explanation of how each element of pay supports the business strategy, and a comparison of pay outcomes for the past year against the prior year. You will note that strong performance against very stretching targets over the past three years has led to long-term incentive awards vesting at 60% of maximum for 2015 performance shares and 70% of maximum for 2015 share options (0% for both schemes last year), and this underlines our principle of pay for performance.

Diageo’s remuneration principles

At Diageo, long-term value creation for shareholders and pay for performance is at the heart of our remuneration policy and practices. The principles for setting executive remuneration are outlined below and in more detail in the remuneration policy on page 177.

1. Delivery of business strategy

Short and long-term incentive plans reward the delivery of our business strategy and performance ambition. Performance measures are reviewed regularly and stretching targets are set relative to the company’s growth plans and peer group performance. The Committee seeks to embed simplicity and transparency in the design and delivery of executive reward.

2. Sustainable, long-term performance

A significant proportion of remuneration is delivered in variable pay linked to business and individual performance, focused on consistent and responsible drivers of long-term growth. Performance against targets is assessed in the context of underlying business performance and the ‘quality of earnings’.

Governance (continued)

3. Competitive total remuneration

Market competitive total remuneration with an appropriate balance of reward and upside opportunity allows us to attract and retain the best talent from all over the world, which is critical to our continued business success. Executive remuneration decisions are made in the context of the broader all-employee and external climate.

4. Alignment with shareholder interests

Executives are required to build significant personal shareholdings in Diageo to encourage leaders of the business to think and act like owners. Long-term incentives are held for two years following vesting to provide further focus on sustainable share price growth.

Remuneration in 2018 at glance

	Key features	Purpose and link to strategy	Implementation in 2018	Implementation in 2017
Salary	• Reviewed annually on 1 October • Salaries take account of external market and internal employee context	• Supports the attraction and retention of the best global talent with the capability to deliver Diageo’s strategy

• Effective 1 October 2018:

– CEO 2% increase to $1,613,036

– CFO 2% increase to $1,061,208

• Supported by a comprehensive review of total target remuneration versus the external market

• Salary increases are below the pay budget for the wider workforce

Effective 1 October 2017: – CEO 2% increase to $1,581,408 – CFO 2% increase to $1,040,400

Allowances and benefits	• Provision of competitive benefits based on country • Maximum company pension contribution is 20% of base salary for new appointments	• Provision of market competitive and cost-effective benefits supports attraction and retention of talent	• Unchanged from prior year: – CEO 30% of salary – CFO 20% of salary	• Unchanged from prior year • CEO’s’ company contribution was reduced from 40% to 30% effective 1 July 2016

Annual incentive	• Target opportunity is 100% of salary and maximum is 200% of salary • Paid out in cash after the end of the financial year • Discretion to apply clawback	• Incentivises delivery of Diageo’s annual financial and strategic targets. • Provides focus on key financial metrics and the individual’s contribution to the company’s performance

• F18 pay-out above target:

– CEO 70% of maximum

– CFO 72% of maximum

• For F19, and measures on net sales growth, operating profit and average working capital weighted equally, with remaining

20% on individual objectives

• Opportunities are unchanged

• F17 pay-out above target – CEO 68% of maximum – CFO 70% of maximum

Governance (continued)

Long-term incentives

• Annual grant of performance shares and share options

– CEO award 500% of salary

– CFO award 480% of salary

• Performance measures, weightings and stretching targets are set annually

• 3-year performance period + 2-year retention period

• Malus and clawback provisions

• Rewards long-term consistent performance in line with Diageo’s business strategy • Provides focus on delivering superior long-term returns to shareholders

• Vesting of 2015 performance shares at 70% of maximum

• Vesting of 2015 share options at 60% of maximum. Page 189

• No change to performance measures for 2018 awards as these are appropriate in line with the business strategy

• Targets for net sales growth and cumulative free cash flow adjusted upwards for 2018 awards. Page 190

• Opportunities are unchanged

• Nil vesting of 2014 performance shares and options

Shareholding requirements	• Minimum shareholding requirement within 5 years of appointment: – CEO 500% of salary – CFO 400% of salary	• Ensures alignment between the interests of Executive Directors and shareholders	• CEO shareholding 2115% of salary • CFO shareholding 123% of salary Page 197	• CEO shareholding 1696% of salary • CFO shareholding 123% of salary

Performance/retention period 2018 2019 2020 2021 2022 2023 Salary Allowances and benefits Annual incentive plan LTIP Performance shares Share options Shareholding requirement Indicates a holding or clawback period

Governance (continued)

Performance against incentive plan measures long-term incentives (for the period 1 July 2015 to 30 June 2018) we are pleased to report strong performance against our target under both the annual and long-term plans incentive plans this year, as summarized below. Organic net sales growth (25% weighting) CAGR Threshold Midpoint Maximum Target 3.0% 4.5% 6.0% Actual 4.0% Adjusted earnings per share growth (25% weighting) CARG 4.0% 6.5% 9.0% Actual 6.5% Annual incentive (for the period 1 July 2017 to 30 June 2018) Net sales growth (25% weighting) Threshold Target Maximum Target 2.25% 4.5% 6.75% Actual 5.2% Average working capital (30% weighting) (% net sales) Threshold Target Maximum Target 30bps 120bps 210bps Actual 220bps Cumulative free cash flow (25% weighting) Threshold Midpoint Maximum Target £5,000m £6,000m £7,000m Actual £6,969m Relative TSR ranking vs peer group (25% weighting) Threshold Target Maximum Target 9th 3rd Actual 6th Operating profit (25% weighting) Threshold Target Maximum Target 4.1% 8.2% 12.3% Actual 8.5% Diageos share price growth over the period 1 July 2015 to 30 June 2018 Dividend distribution to shareholders in year ended 30 June 2018 46% 5% 2018 2722p 2018 63.4p 2015 1860p 2017 60.3p Total dividend of 181.2 pence per share pald.

Looking ahead

The remuneration policy was approved by 96% of shareholders at the AGM held on 20 September 2017.

There are no changes to the remuneration policy proposed for the year ending 30 June 2019 and the performance measures applicable to Executive Directors under both the annual and long-term incentive plans will remain the same as the year before, with the only exception being that the weighting of financial performance measures under the annual incentive plan will be equalised (in the year ended 30 June 2018, 30% of the annual incentive plan was based on average working capital performance and 25% on each of net sales growth and operating profit growth, with the remaining 20% based on individual business objectives).

We will continue to operate executive remuneration arrangements in line with the approved remuneration policy. Whilst arrangements that defer part of the annual bonus into shares are common in the FTSE 100, the Committee is satisfied that the company’s current annual bonus structure (payable entirely in cash) remains appropriate. The high shareholding requirement, which was increased significantly last year as part of the policy review, the level of stretch in the performance targets under the long-term incentive plan, and the post-vesting holding period together provide appropriate alignment of executives with the interests of shareholders in fostering sustainable share price growth over the long term. There are also robust clawback and malus provisions under both the annual and long-term incentive plans, which apply to all members of the Executive Committee.

Governance (continued)

The Committee remains confident that the mix of performance shares and share options is an appropriate long-term incentive for the leaders of the business, and the share options element provides an additional stretch in that the share price has to grow materially in addition to the performance condition being achieved in order for the award to provide value for executives. This further strengthens the alignment between the interests of executives and shareholders. Share option plans remain majority practice within Diageo’s international peer group, against which the company needs to remain competitive in order to attract and retain the highest calibre of talent.

The annual remuneration report will be put forward for your consideration and approval by advisory vote at the AGM on 20 September 2018.

We were very pleased to receive a strong vote in favour of our remuneration policy and report last year. I highly value the direct engagement and feedback from our shareholders and their representative bodies on Diageo’s remuneration policy and practices and look forward to welcoming you and receiving your support again at the AGM this year.

Lord Davies of Abersoch

Senior independent Non-Executive Director and

Chairman of the Remuneration Committee

Governance (continued)

Directors’ remuneration policy

This section of the report sets out the policy for Executive Directors’ remuneration. The policy formally came into effect at the AGM on 20 September 2017, in accordance with section 439A of the Companies Act 2006, after being approved in a binding vote.

The policy approved in September 2017 can be found on the company’s website at www.diageo.com.

Policy table

Set out below is the remuneration policy for Executive Directors, which applied from the date of the AGM on 20 September 2017.

There have been no changes to the policy since last year, other than to update the number of employees during 2018 and the pay for performance scenario charts for the year ending 30 June 2019.

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

Governance (continued)

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
•

Current legacy company contributions for Ivan Menezes and Kathryn Mikells in the year ended 30 June 2018 were 30% and 20% of base salary respectively. At his request, Ivan Menezes’ company contribution was reduced from 40% to 30% effective 1 July 2016.

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

Governance (continued)

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

Opportunity

•

The maximum annual grants for the CEO and CFO are 500% and 480% of salary in performance share equivalents respectively (where a market price option is valued at one-third of a performance share). Under the DLTIP no more than 375% of salary will be awarded in face value terms in options to any Executive Director in any year.

•	Threshold vesting level of 20% of maximum with straight line vesting up to 100% at maximum for attaining financial metrics and a ranking profile for relative total shareholder return.

Governance (continued)

Performance conditions

•	The vesting of awards is linked to a range of measures which may include, but are not limited to:

•	a growth measure (e.g. net sales growth, profit before exceptional items and taxation (PBET) growth);
•	a measure of efficiency (e.g. operating margin, cumulative free cash flow, return on invested capital (ROIC)); and
•	a measure of Diageo’s relative performance in relation to its peers (e.g. relative total shareholder return).

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

Governance (continued)

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

NOTES TO THE POLICY TABLE

Illustrations of application of the remuneration policy

The graphs below illustrate scenarios for the projected total remuneration of Executive Directors at three different levels of performance: minimum, on-target and maximum. Note that the projected values exclude the impact of any share price movements. These charts reflect projected remuneration for the financial year ending 30 June 2019.

Ivan MenezesMinimum 100% Total $2,333 (L1,654)On Target 42% 29% 29% Total $5,459 (L4,044)Maximum 16% 25% 60% Total $13,525 (L10,018)Thousands 02,0004,0006,0008,00010,000 12,000 14,000Kathryn MikellsMinimum 100% Total $1,316 (L976)On Target 39% 31% 30% Total $3,396 (L2,515)Maximum 15% 25% 60% Total $8,532 (L6,320)Thousands 0 2,000 4,0006,000 8,000 10,000Salary, benefits and pension Annual incentive Long term incentives

Governance (continued)

Basis of calculation and assumptions:

The ‘Minimum’ scenario shows fixed remuneration only, i.e. base salary for the year ending 30 June 2019, total value of contractually agreed benefits for 2019, and the pension benefits to be accrued over the year ending 30 June 2019. These are the only elements of the Executive Directors’ remuneration packages which are not subject to performance conditions.

The ‘On-target’ scenario shows fixed remuneration as above, plus a target pay-out of 50% of the maximum annual bonus and threshold performance vesting for long-term incentive awards of 20% of maximum award.

The ‘Maximum’ scenario reflects fixed remuneration, plus full pay-out of annual and long-term incentives.

Performance measures and targets

Further details of AIP performance measures and DLTIP performance measures and targets that will apply for awards made in September 2018, and how they are aligned with company strategy and the creation of shareholder value, are set out in the annual report on remuneration on pages 187-189.

Performance targets are set to be stretching yet achievable, and take into account the company’s strategic priorities and business environment. The Committee sets targets based on a range of reference points including the corporate strategy and broker forecasts for both Diageo and its peers.

Approach to remuneration for other employees

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

Approach to recruitment remuneration

Diageo is a global organisation operating in more than 180 countries around the world. The ability, therefore, to recruit and retain the best talent from all over the world is critical to the future success of the business. People diversity in all its forms is a core element of Diageo’s global talent strategy and, managed effectively, is a key driver in delivering that will deliver Diageo’s performance ambition.

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

Governance (continued)

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

In the event that an internal candidate is promoted to Executive Director, legacy terms and conditions would normally be honoured, including pension entitlements and any outstanding incentive awards.

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

Non-Executive Directors’ unexpired terms of appointment

All Non-Executive Directors are on three-year terms which are expected to be extended up to a total of nine years. The date of initial appointment to the Board and the point at which the current letter of appointment expires for Non-Executive Directors are shown in the table below. Philip G Scott stepped down from the Board on 20 September 2017.

Non-Executive Directors	Date of appointment to the Board	Current letter of appointment expires
Javier Ferrán	22 July 2016	AGM September 2019
Peggy B Bruzelius	24 April 2009	AGM September 2018
Lord Davies of Abersoch	1 September 2010	AGM September 2019
Betsy D Holden	1 September 2009	AGM September 2018
Susan Kilsby	4 April 2018	AGM September 2021
Ho KwonPing	1 October 2012	AGM September 2018
Nicola S Mendelsohn	1 September 2014	AGM September 2020
Alan JH Stewart	1 September 2014	AGM September 2020

Governance (continued)

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

Diageo employs c. 30,000 employees and operates in more than 180 countries around the world. Diageo runs annual employee surveys which give employees the opportunity to give feedback and express their views on a variety of topics, including remuneration. Any comments relating to Executive Directors’ remuneration are fed back to the Remuneration Committee.

Consideration of shareholder views

The Committee values the continued dialogue with Diageo’s shareholders and engages directly with them and their representative bodies at the earliest opportunity to take their views into account when setting and implementing the company’s remuneration policies. This year, the company has engaged with shareholders and their proxy advisers on the base salary proposals for 2018, short and long-term incentive plan design and target setting for long-term incentive awards to be made in 2018.

Governance (continued)

Annual report on remuneration

The following section provides details of how the company’s 2017 remuneration policy was implemented during the year ended 30 June 2018, and how the Remuneration Committee intends to implement the proposed remuneration policy in the year ending 30 June 2019.

Single total figure of remuneration for Executive Directors (audited)

The table below details the Executive Directors’ remuneration for the year ended 30 June 2018.

	Ivan Menezes(i)				Kathryn Mikells(i)(ii)
	2018	2018	2017	2017	2018	2018	2017	2017
Fixed pay	‘000	‘000	‘000	‘000	‘000	‘000	‘000	‘000
Salary	£1,166	$1,574	£1,215	$1,543	£767	$1,035	£671	$853
Benefits(ii)	£69	$94	£92	$117	£30	$40	£198	$251
Pension(iii)	£351	$474	£432	$549	£157	$212	£135	$171

Total fixed pay	£1,586	$2,142	£1,739	$2,209	£954	$1,287	£1,004	$1,275

Performance related pay
Annual incentive	£1,640	$2,214	£1,660	$2,109	£1,105	$1,492	£1,120	$1,422
Long-term incentives (iv)
Value delivered through performance	£2,966	$4,004			£3,584	$4,838
Value delivered through share price growth	£1,836	$2,479			£1,289	$1,740
Other incentives(v)	—	—	—	—	£4	$5	£4	$5

Total remuneration for Executive Director appointment	£8,028	$10,839	£3,399	$4,318	£6,936	$9,362	£2,128	$2,702

Other performance related pay (Granted prior to appointment as Executive Director)
Long-term incentives (vi)	£1,035	$1,398	—	—	—	—	—	—

TOTAL SINGLE FIGURE	£9,063	$12,237	£3,399	$4,318	£6,936	$9,362	£2,128	$2,702

Notes

(i)	Exchange rate	The amounts shown in sterling are converted using the cumulative weighted average exchange rate for the respective financial year. For the year ended 30 June 2018 the exchange rate was £1 = $1.35 and for the year ended 30 June 2017 the exchange rate was £1 = $1.27. Ivan Menezes and Kathryn Mikells are both paid in US dollars. Kathryn Mikells’ remuneration was previously set in sterling prior to 1 June 2017, as disclosed in the 2017 remuneration report.
(ii)	Benefits	Benefits is the gross value of all taxable benefits. For Ivan Menezes, these include medical insurance (£19k), company car allowance (£17k), contracted car service (£7k), financial counselling (£23k), product allowance, flexible benefits allowance and life and long-term disability cover. Kathryn Mikells’ benefits include flexible benefits allowance (£18k), financial counselling (£6k), contracted car service (£2k), life cover and product allowance. 2017 remuneration included one-off relocation costs in relation to Kathryn Mikells’ move from the United States to the United Kingdom, grossed up for tax (£162k).
(iii)	Pension	Pension benefits earned during the year represent the increase in the pension fund balances over the year in the Diageo North America Inc. pension plans over and above the increase due to inflation. As Ivan Menezes has been a deferred member of the Diageo Pension Scheme (DPS) in the United Kingdom since 31 January 2012, and receives standard statutory increases in deferment the United Kingdom pension amount that accrued over the two years in excess of inflation is nil. Kathryn Mikells became a director and started accruing benefits in the Supplemental Executive Retirement Plan (SERP) with effect from 9 November 2015.

Governance (continued)

(iv)	Long-term incentives

Long-term incentives represent the estimated gain delivered through share options and performance shares where performance conditions have been met in the respective financial year. For Ivan Menezes in 2018, this includes performance shares and share options awarded in 2015 and due to vest in September 2018 at 70% and 60% of maximum respectively. For Kathryn Mikells in 2018, this includes performance shares vesting under the final tranche of the replacement share award made on 9 November 2015 in recognition of share awards forfeited from her former employer, and granted in accordance with the remuneration policy on recruitment remuneration. The average closing share price of an ordinary share over the three dealing days prior to the date of grant was 1892.0 pence. The performance measures, targets and weightings that applied to this award are the same as the 2015 PSP award, details of which are disclosed on page 189. The award will vest on 9 November 2018, based on performance over the three-year period ending 30 June 2018, at 70% of the shares granted. There are no other long-term incentive awards vesting based on performance in the year ended 30 June 2018 to report for Kathryn Mikells.

‘Value delivered through performance’ is calculated as the number of performance shares and dividend vesting in September/November 2018 multiplied by the share price on the date of grant.

‘Value delivered through share price growth’ is calculated as the difference between the average share price in the last three months of the financial year and the share price on the date of grant multiplied by the number of performance shares and share options vesting in September 2018.

Long-term incentives due to vest in 2017 all lapsed due to the performance measures not being met.

(v)	Other incentives	Other incentives include the face value of awards made under all-employee share plans (number of shares multiplied by the share price on the date of grant). Awards do not have performance conditions attached.
(vi)	Discretionary incentive plan	Ivan Menezes retains interests in long-term incentive awards that were granted to him in 2012, prior to joining the Board under ‘below-Board’ plans (Discretionary Incentive Plan). For 2018, the amount disclosed in the table above is the part of the fourth and final tranche of the award based on performance for the year ended 30 June 2018, which is due to vest at 67% of maximum. The part of the award based on continuing employment for the year ended 30 June 2018 is not required to be reported in the table above and amounts to 14,643 ADRs, which will vest on 8 March 2019. For 2017, the part of the third tranche of the award based on performance for the year ended 30 June 2017 lapsed in full due to the performance conditions not being met.

Payments to former directors (audited)

There were no payments to former directors above the de minimis level of L3k in the year ended 30 June 2018, other than payments that have been disclosed in previous remuneration reports.

Annual incentive plan (AIP) (audited)

AIP payout for the year ended 30 June 2018

AIP payouts for the Executive Directors are based 80% on performance against the group financial measures and 20% on performance against the Individual Business Objectives (IBOs), as assessed by the Remuneration Committee and summarised in the table below. The Committee assessed the Executive Directors’ performance against each of the IBOs separately and awarded a rating based on whether they had partially met, achieved or exceeded each goal. The average of all IBO ratings (weighted equally) is shown as the IBO outcome in the table below.

The overall level of performance achieved resulted in an AIP award equating to 70% of base salary for Ivan Menezes and 71,7% of base salary for Kathryn Mikells. The actual awards received by the Executive Directors are shown in the ‘single total figure of remuneration’ table on page 186.

Governance (continued)

Group financial measures (i)

Measure	Weighting	Threshold	Target	Maximum	Actual	Payout (% of total AIP opportunity)
Net sales (% growth)(ii)	25%	2.25%	4.5%	6.75%	5.2%	16.5%
Operating profit (% growth)(iii)	25%	4.1%	8.2%	12.3%	8.5%	13.5%
Average working capital (% net sales)(iv)	30%	30bps	120bps	210bps	220bps	30.0%
Group financial payout	80%					60.0%

Individual business objectives

Measure	Weighting	Outcome	Payout (% of total AIP opportunity)
Ivan Menezes Chief Executive	20%		10.0%
Delivery of F18 productivity outcomes		Diageo productivity savings were marginally ahead target in F18
Delivery of key business performance driver		Diageo operating cash conversion exceeded 100% but was slightly below target Adjusted earnings per share growth at 9.3% for the year was ahead of the target
Delivery of key business performance driver		Delivered in whole or in part against key financial metrics on the North America business

Kathryn Mikells Chief Financial Officer	20%		11.7%
Delivery of F18 productivity outcomes		Diageo productivity savings were marginally ahead target in F18
Delivery of key business performance driver		Diageo operating cash conversion exceeded 100% but was slightly below target Adjusted earnings per share growth at 9.3% for the year was ahead of the target
Delivery of key business performance driver

Delivered end-to-end cost savings across the Global Finance function in line with target. Progress made on strengthening of diverse talent within the finance function

Delivered end to end process simplification in the business planning cycle that has improved the effectiveness of the organisation

Payout	Group (weighted 80%)	IBO (weighted 20%)	Total (% max)	Total (% salary)	Total ‘000(v)	Total ‘000(v)
Ivan Menezes	60.0%	10.0%	70.0%	140.0%	£1,640	$2,214
Kathryn Mikells	60.0%	11.7%	71.7%	143.4%	£1,105	$1,492

(i)	Performance against the AIP measures is calculated using 2018 budgeted exchange rates in line with management reporting and exclude the impact of exchange and any exceptional items.
(ii)	For AIP purposes, the net sales measure is calculated after adjustments for acquisitions and disposals.
(iii)	For AIP purposes, the operating profit measure is calculated after adjustments for acquisitions and disposals.
(iv)

For AIP purposes, average working capital as a percentage of net sales is calculated as the average of the last 12 months of operating working capital (excluding maturing inventories and provisions) divided by annual net sales.

(v)	AIP payments are calculated using base salary as at 30 June 2018, in line with the global policy that applies to other employees across the company.

Governance (continued)

Long-term incentive plans (LTIPs) (audited)

As approved by shareholders at the AGM in September 2014, long-term incentive awards are made under the Diageo Long-Term Incentive Plan (DLTIP) for awards from 2014 onwards. Awards are designed to incentivise Executive Directors and senior managers to deliver long-term sustainable performance and are subject to performance conditions normally measured over a three-year period. Awards are delivered on an annual basis in both performance shares and share options.

Share options – granted in September 2015, vesting in September 2018 (audited)

On 3 September 2015, Ivan Menezes received a share option award of 49,825 (ADRs) under the DLTIP, with an exercise price of $104.93. The award was subject to a performance condition based on compound annual adjusted eps growth at constant exchange rates, with a straight-line payout between threshold and maximum. Vesting is on a pro rata basis ranging from a threshold level of 20% to a maximum level of 100%.

Performance shares – awarded in September 2015, vesting in September 2018 (audited)

On 3 September 2015, Ivan Menezes received a performance share award of 49,825 (ADRs) under the DLTIP. Awards vest after a three-year period subject to the achievement of specified performance conditions. Notional dividends accrue on awards and are paid out either in cash or shares in accordance with the vesting schedule.

The vesting of 2015 performance share awards was subject to the achievement of three equally weighted performance measures:

1.

Diageo’s three-year total shareholder return (TSR) – the percentage growth in Diageo’s share price (assuming all dividends and capital distributions are re-invested) – ranked against the TSR of a peer group of international drinks and consumer goods companies. TSR is calculated on a common currency (US dollar) basis;

2.	Growth in organic net sales on a compound annual basis; and
3.	Cumulative adjusted free cash flow – the cumulative year-end free cash flow outcome for each year within the three-year performance period, measured before exceptional spend.

For cumulative free cash flow and net sales, there is straight line vesting between threshold and the midpoint, and between the midpoint and the maximum.

The vesting profile for relative TSR is shown below:

TSR ranking (out of 17)	Vesting (% max)
1st, 2nd or 3rd	100%
4th	95%
5th	75%
6th	65%
7th	55%
8th	45%
9th	20%
10th or below	0%

TSR peer group (16 companies)
AB Inbev	Mondelēz International
Brown Forman	Nestlé
Carlsberg	PepsiCo
Coca-Cola	Pernod Ricard
Colgate-Palmolive	Procter & Gamble
Groupe Danone	Reckitt Benckiser
Heineken	SABMiller
Kimberly-Clark	Unilever

Governance (continued)

The targets and vesting outcome for performance share and share option awards granted in September 2015 are shown in the following tables:

Vesting of 2015 performance share awards	Threshold	Midpoint	Maximum	Actual	Vesting (% maximum)
Organic net sales growth(i)	3.0%	4.5%	6.0%	4.0%	46.3%
Relative total shareholder return(ii)	9th	—	3rd	6th	65.0%
Cumulative free cash flow(iii)	£5,000m	£6,000m	£7,000m	£6,969m	98.8%
Vesting of performance shares (% maximum)					70%
Eps growth(iv)	4.0%	6.5%	9.0%	6.5%
Vesting of share options (% maximum)					60%

(i)	Organic net sales growth is calculated as the compound annual growth rate for the three-year period for net sales growth excluding the impact of exchange and acquisitions and disposals.
(ii)

Relative total shareholder return is measured as the percentage growth in Diageo’s ordinary share price (assuming all dividends and capital distributions are re-invested) compared to the total shareholder return of the peer group of 16 international drinks and consumer goods companies, based on an average period of 6 months, and converted to a common currency (US dollars). SABMiller was acquired by AB Inbev on 10 October 2016. For the 2015 vesting outcome, the total shareholder return of SABMiller has been tracked up to the date of acquisition, after which the total shareholder return tracks that of AB Inbev.

(iii)	Cumulative free cash flow is the aggregate of free cash flow for the three-year period excluding the impact of exchange, cash flows from exceptional items and interest on share buy back programmes.
(iv)

Earnings per share growth is calculated as the compound annual growth rate for the three-year period for earnings per share excluding the impact of exchange, exceptional items, share buy back programmes and the post employment net charges included in other financial charges.

Accordingly, the 2015 performance share award vested at 70% and the 2015 share option award vested at 60% of the maximum.

Diageo Incentive Plan (DIP) (audited)

Ivan Menezes retains interests in awards under the Diageo Incentive Plan that were granted to him in 2012, prior to his appointment as Executive Director. The number of shares granted to him on 8 March 2012 was 117,142 ADRs. 50% of this award was subject to meeting the midpoint of the targets for the financial measures under the long-term incentive plan over the three-year performance periods ending 30 June 2015, 30 June 2016, 30 June 2017 and 30 June 2018. The remaining 50% is subject to continued satisfactory employment. The financial measures under the performance part of the award are equally weighted. Actual performance for the fourth and final tranche of the 2012 DIP award (i.e. the tranche based on performance over the three years to 30 June 2018) versus target is set out below:

Vesting of final performance-based tranche of 2012 DIP award

Performance measures (equally weighted)	Target	Actual	Vesting (% of maximum)
Organic net sales growth (CAGR)(i)	4.5% p.a.	4.0%	0%
Cumulative free cash flow (£m)(i)	£6,000m	£6,969m	100%
Compound annual adjusted eps growth(i)	6.5% p.a.	6.5% p.a.	100%

Vesting of DIP award (% maximum)			67%

(i)	These measures are calculated in accordance with the methodology described for 2015 performance share and share option awards on page 189.

9,761 performance related ADRs under the fourth tranche of the 2012 DIP award will vest in March 2019. The part based on continuing employment only (50% of the fourth tranche), which is 14,643 ADRs, will also vest in March 2019, provided Ivan Menezes remains employed at the time of vesting.

Governance (continued)

Pension and benefits in the year ended 30 June 2018

Benefits

Benefits provisions for the Executive Directors are in accordance with the information set out in the future policy table.

Pension arrangements (audited)

Ivan Menezes and Kathryn Mikells are members of the Diageo North America Inc. Supplemental Executive Retirement Plan (SERP) with an accrual rate of 30% and 20% of base salary respectively during the year ended 30 June 2018.

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

	30 June 2018		30 June 2017
Executive Director	UK pension £‘000 p.a.	US benefit £‘000	UK pension £‘000 p.a.	US benefit £‘000
Ivan Menezes(i)	71	6,680	69	6,236
Kathryn Mikells(ii)	Nil	391	Nil	227

(i)	Ivan Menezes’ US benefits are higher at 30 June 2018 than at 30 June 2017 by £444k;
(a)	£458k of which is due to pension benefits earned over the year (£351k of which is over and above the increase due to inflation – as reported in the single figure of remuneration, see page 186);
(b)	£69k of which is due to interest earned on his deferred US benefits over the year; and
(c)	(£83k) of which is due to exchange rate movements over the year.
(ii)	Kathryn Mikells’ US benefits are higher at 30 June 2018 than at 30 June 2017 by £164k (as reported in the single figure of remuneration, see page 186)
(a)	£164k of which is due to pension benefits earned over the year (£157k of which is over and above the increase due to inflation – as reported in the single figure of remuneration, see page 186); and
(b)	(£0k) of which is due to exchange rate movements over the year.

Governance (continued)

The Normal Retirement Age applicable to each Director’s benefits depends on the pension scheme, as outlined below.

Executive Director	UK benefits (DPS)	US benefits (Cash balance)	US benefits (BSP)	US benefits (SERP)
Ivan Menezes(i)	60	65	6 months after age of leaving service	6 months after age of leaving service
Kathryn Mikells	n/a	n/a	n/a	6 months after age of leaving service, or age 55 if later

(i)

Ivan Menezes is able to take his UK pension benefits from age 58 without consent, and his benefits would not be subject to any actuarial reduction in respect of early payment. This is a discretionary policy Diageo offers that is not set out in the DPS Scheme Rules.

DLTIP awards made during the year ended 30 June 2018 (audited)

On 4 September 2017, Ivan Menezes and Kathryn Mikells received awards of 51,268 (ADRs) and 32,380 (ADRs) performance shares respectively, and 51,268 (ADRs) and 32,380 (ADRs) market price share options respectively, under the DLTIP; details are provided in the table below. The three-year period over which performance will be measured is 1 July 2017 to 30 June 2020. The targets were disclosed in full in the 2017 remuneration report.

The performance measures for performance share awards are organic net sales growth, cumulative free cash flow and organic profit before exceptional items and tax growth, equally weighted. The performance measures for share option awards are organic profit before exceptional items and tax growth and relative total shareholder return, equally weighted.

20% of DLTIP awards will vest at threshold, with straight-line vesting up to 100% if the maximum level of performance is achieved.

Executive Director	Date of grant	Plan	Share type	Awards made during the year	Exercise price	Face value ‘000	Face value (% of salary)
Ivan Menezes	04/09/2017	DLTIP - share options	ADR	51,268	$134.06	$5,930	375%
Ivan Menezes	04/09/2017	DLTIP - performance shares	ADR	51,268	—	$5,930	375%
Kathryn Mikells	04/09/2017	DLTIP - share options	ADR	32,380	$134.06	$3,745	360%
Kathryn Mikells	04/09/2017	DLTIP - performance shares	ADR	32,380	—	$3,745	360%

The proportion of the awards outlined above that will vest is dependent upon the achievement of performance conditions and continued employment, and the actual value may be nil. The vesting outcomes will be disclosed in the 2020 Annual Report.

The face value of each award has been calculated using the award price at the time of grant. In accordance with the rules, the number of performance shares and share options granted under the DLTIP was calculated by using the average closing share price for the last six months of the preceding financial year ($115.67 ADRs). In accordance with the plan rules, the exercise price was calculated using the average closing share price of the three days preceding the grant date ($134.06 ADRs). The share price on the date of grant was $134.83 ADRs.

Governance (continued)

Outstanding share plan interests (audited)

Plan name	Date of award	Performance period	Date of vesting	Share type	Share price on date of grant	Exercise price	Number of shares/ options at 30 June 2017(i)	Granted	Vested/ exercised	Dividends awarded and released	Lapsed	Number of shares/ options at 30 June 2018
Ivan Menezes
SESOP(iii)	Sep 2011	2011-2014	2014	ADR		$76.70	36,587					36,587
DLTIP – share options	Sep 2014	2014-2017	2017	ADR		$117.55	45,447				45,447	—

Total vested but unexercised share options in Ords(ii)												146,348

DLTIP – share options (v)	Sep 2015	2015-2018	2018	ADR		$104.93	49,825					49,825
DLTIP – share options (vi)	Sep 2016	2016 -2019	2019	ADR		$113.66	54,356					54,356
DLTIP – share options	Sep 2017	2017 -2020	2020	ADR		$134.06	-	51,268				51,268

Total unvested share options subject to performance in Ords(ii)												621,796

DIP(iv)	Mar 2012	2012-2019	2016-2019	ADR	$96.44		29,286				14,643	14,643
DLTIP – performance shares	Sep 2014	2014-2017	2017	ADR	$115.80		45,447				45,447	—
DLTIP – performance shares (v)	Sep 2015	2015-2018	2018	ADR	$104.30		49,825					49,825
DLTIP – performance shares(vi)	Sep 2016	2016-2019	2019	ADR	$115.77		54,356					54,356
DLTIP – performance shares	Sep 2017	2017 -2020	2020	ADR	$134.83		-	51,268				51,268

Total unvested shares subject to performance in Ords(ii)												680,368

DIP(iv)	Mar 2012	2012-2019	2016-2019	ADR	$96.44		29,286		14,643			14,643

Total unvested shares not subject to performance in Ords(ii)												58,572

Kathryn Mikells
DLTIP – share options(vi)	Sep 2016	2016-2019	2019	Ord		2113p	128,253					128,253
DLTIP – share options	Sep 2017	2017-2020	2020	ADR		$134.83	-	32,380				32,380

Total unvested share options subject to performance in Ords(ii)												257,773

DBOP – performance shares(vii)	Nov 2015	2015-2018	2018	Ord	1866p		246,300					246,300
DLTIP – performance shares (viii)(vi)	Sep 2016	2016-2019	2019	Ord	2127p		128,253					128,253
DLTIP – performance shares	Sep 2017	2017-2020	2020	ADR	$134.83		-	32,380				32,380

Total unvested shares subject to performance in Ords(ii)												504,073

DBOP – restricted shares	Nov 2015	2015-2018	2018	Ord	1866p		43,868					43,868

Total unvested shares not subject to performance in Ords(ii)												43,868

(i)

For unvested awards this is the number of shares/options initially awarded. For exercisable share options, this is the number of outstanding options. All share options have an expiry date of ten years after the date of grant.

(ii)	ADRs have been converted to Ords (one ADR is equivalent to four ordinary shares) for the purpose of calculating the total number of vested and unvested shares and options.
(iii)	Options granted prior to the Executive’s appointment to the Board.
(iv)

Ivan Menezes retains interests in an award that was granted to him prior to joining the Board under ‘below-board’ plans (Discretionary Incentive Plan), amounting to a total of 117,142 ADRs, granted in 2012 (29,286 of award remains unvested). The award is subject to performance conditions and continuing employment. 66.67% of the first tranche vested in March 2016, 66.67% of the second tranche vested in March 2017, 50% of the third tranche vested in March 2018 and 66.67% of the fourth and final tranche is due to vest in March 2019.

(v)

Awards made of performance shares and share options under the DLTIP in September 2015 and due to vest in September 2018 are included here as unvested share awards subject to performance conditions, although the awards have also been included in the single figure of remuneration table on page 186, since the performance period ended during the year ended 30 June 2018.

(vi)	Details of the performance conditions attached to DLTIP awards of performance shares and share options granted in 2016 were disclosed in Diageo’s 2016 Annual Report.
(vii)

Replacement shares awarded to Kathryn Mikells on her appointment as Chief Financial Officer on 9 November 2015, in recognition of share awards she forfeited from her previous employer. These awards were made under the Diageo Buy Out Plan (DBOP).

(viii)	1,419 Ords of this award were delivered as tax-qualified share options.

Governance (continued)

Salary

Salary increases to be applied in the year ending 30 June 2019

As outlined in the 2017 annual report on remuneration, base salaries for the Chief Executive and Chief Financial Officer were increased by 2%, effective from 1 October 2017.

In June 2018, the Remuneration Committee reviewed base salaries for senior management and agreed new salaries which will apply from 1 October 2018. In determining these salaries, the Remuneration Committee took into consideration a number of factors including general employee salary budgets and employment conditions, individual performance and experience, and salary positioning relative to internal and external peers. The overall budgeted salary increase for the salary review in October 2018 is 3% of base salary for employees in the United Kingdom and 3% in North America.

The Committee considered very carefully the total remuneration positioning of the Chief Executive and Chief Financial Officer, the salary budget for all employees in the United Kingdom and the expectations of shareholders with respect to continuing pay restraint. As a result, it was agreed that there would be a 2% salary increase for both the Chief Executive and the Chief Financial Officer, effective from 1 October 2018.

	Ivan Menezes		Kathryn Mikells
Salary at 1 October (‘000)	2018	2017	2018	2017
Base salary	$1,613	$1,581	$1,061	$1,040

% increase (over previous year)	2%	2%	2%	2%

AIP design for the year ending 30 June 2019

The measures and targets used in the AIP are reviewed annually by the Remuneration Committee and are chosen to drive financial and individual business performance goals related to the company’s short term strategic operational objectives. The AIP design for Executive Directors in the year ending 30 June 2019 will comprise of the following performance measures and weightings:

•

Operating profit (% growth) (26.67% weighting): stretching profit targets drive operational efficiency and influence the level of returns that can be delivered to shareholders through increases in share price and dividend income not including exceptional items or exchange;

•	Net sales (% growth) (26.67% weighting): a key performance measure of year-on-year top line growth;
•

Average working capital as a proportion of net sales (26.67% weighting): ensures focus on working capital management throughout the year and incentivises sustainable actions that are beneficial for the business in the long term;

•	Individual business objectives (20% weighting): measurable deliverables that are specific to the individual and are focused on supporting the delivery of key strategic objectives.

This is the same structure as applied in the year ended 30 June 2018, except that the weightings across the financial measures have been equalised to ensure an appropriate focus on both profit and loss and balance sheet measures.

Details of the targets for the year ending 30 June 2019 will be disclosed retrospectively in next year’s annual report on remuneration, by which time they will no longer be deemed commercially sensitive by the Board.

DLTIP awards to be made in the year ending 30 June 2019

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

Governance (continued)

As last year, DLTIP awards made in September 2018 will comprise awards of both performance shares and share options, based on stretching targets against key performance measures as outlined in the table below. The performance share element of the DLTIP applies to the Executive Committee and the top cadre of Senior Leaders across the organisation worldwide, whilst the share option element is applicable to a much smaller population comprising only members of the Executive Committee. One market price option is valued at one-third of a performance share.

The table below outlines the targets and the vesting profile for these awards to the Executive Directors and the relative weightings of each performance measure as a percentage of the total award in performance share equivalents. Performance will be tested over three financial years, beginning with the year ending 30 June 2019.

	Performance shares			Share options
	Profit before exceptional items and tax (CAGR)	Organic net sales (CAGR)	Cumulative free cash flow (£m)	Relative total shareholder return	Profit before exceptional items and tax (CAGR)	Vesting profile
Weighting (% total)	25%	25%	25%	12.5%	12.5%	100%
Threshold	4.5% p.a.	3.75% p.a.	£7,400m	Median ranking (ninth)	4.5% p.a.	20%
Midpoint	7.5% p.a.	4.875% p.a.	£8,050m	—	7.5% p.a.	60%
Maximum	10.5% p.a.	6% p.a.	£8,700m	Upper quintile (third or above)	10.5% p.a.	100%

It is intended that a DLTIP award of 500% of base salary will be made to Ivan Menezes in September 2018, comprising 375% of salary in performance shares and 125% of salary in market price share options (in performance share equivalents; one market price option is valued at one-third of a performance share).

Governance (continued)

It is intended that a DLTIP award of 480% of salary will be made to Kathryn Mikells in September 2018, comprising 360% of salary in performance shares and 120% of salary in market price share options (in performance share equivalents).

The table below summarises the DLTIP awards to Ivan Menezes and Kathryn Mikells in September 2018.

Grant value (% salary)	Chief Executive Officer	Chief Financial Officer
	Performance share equivalents (1 share: 3 options)
Performance shares	375%	360%
Share options	125%	120%

Total	500%	480%

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

Total shareholder return value of hypothetical 100 holding 400 350 300 250 200 150 100 50 0 Diageo FTSE 100 Chief Executive total remuneration Chief Executive total remuneration million40 35 30 25 20 15 10 0 June 2009 June 2010 June 2011 June 2012 June 2013 June 2014 June 2015 June 2016 June 2017 June 2018

	Paul S Walsh £’000	Paul S Walsh £’000	Paul S Walsh £’000	Paul S Walsh £’000	Ivan Menezes (i) £’000	Ivan Menezes (i) £’000	Ivan Menezes (i) £’000	Ivan Menezes (i) £’000	Ivan Menezes (i) £’000
Chief Executive total remuneration (includes legacy LTIP awards)	3,231	4,449	11,746	15,557	7,312	3,888	4,156	3,399	9,063
Annual incentive (% maximum opportunity)	86%	77%	74%	51%	9%	44%	65%	68%	70%
Share options (% maximum opportunity)	100%	100%	100%	100%	71%	0%	0%	0%	60%
Performance shares (% maximum opportunity)	0%	0%	65%	95%	55%	33%	31%	0%	70%

(i)	To enable comparison Ivan Menezes’ single total figure of remuneration has been converted into sterling using the average weighted exchange rate for the relevant financial year.

Governance (continued)

Directors’ shareholding requirements and share and other interests (audited)

The beneficial interests of the Directors in office at 30 June 2018 (and their connected persons) in the ordinary shares (or ordinary share equivalents) of the company are shown in the table below.

	Ordinary shares or equivalent(i)
	11 July 2018	30 June 2018 (or date of departure, if earlier)	30 June 2017 (or date of appointment, if later)	Shareholding requirement (% salary) (ii)	Shareholding at 11 July 2018 (% salary) (ii)	Shareholding requirement met
Chairman
Javier Ferrán(iii)	148,714	148,415	48,323	—	—	—
Executive Directors
Ivan Menezes(iv)	973,586	973,586	943,854	500%	2115%	Yes
Kathryn Mikells(iv) (vii)	37,254	37,245	37,028	400%	123%	No
Non-Executive Directors
Peggy B Bruzelius	5,000	5,000	5,000	—	—	—
Lord Davies of Abersoch	5,052	5,052	5,052	—	—	—
Betsy D Holden(iv)	17,400	17,400	17,400	—	—	—
Nicola S Mendelsohn	5,000	5,000	5,000	—	—	—
Ho KwonPing	4,463	4,463	4,397	—	—	—
Susan Kilsby(v)	—	—	—	—	—	—
Philip G Scott(vi)	—	2,000	2,000	—	—	—
Alan JH Stewart	6,660	6,660	2,560	—	—	—

Notes

(i)	Each person listed beneficially owns less than one percent of Diageo’s ordinary shares. Ordinary shares held by Directors have the same voting rights as all other ordinary shares.
(ii)

Both the shareholding requirement and shareholding at 11 July 2018 are expressed as a percentage of base salary on 30 June 2018 and calculated using an average share price for the year ended 30 June 2018 of 2544.16 pence.

(iii)	Javier Ferrán joined the Board on 22 July 2016, initially in the role of a non-executive director, and was appointed as Chairman on 1 January 2017.
(iv)

Ivan Menezes, Kathryn Mikells and Betsy D Holden have share interests in ADRs (one ADR is equivalent to four ordinary shares); the share interests in the table are stated as ordinary share equivalents.

(v)	Susan Kilsby was appointed to the Board on 4 April 2018
(vi)	Philip G Scott stepped down from the Board on 20 September 2017.
(vii)	Kathryn Mikells has five years from the date of her appointment, that is, until 9 November 2020, to meet the shareholding requirement.

Percentage change in remuneration of the director undertaking the role of Chief Executive

The table below shows a comparison of the percentage change in the Chief Executive’s remuneration to the average percentage change in remuneration for the UK and US population from 2017 to 2018. The chosen population represents the most appropriate comparator group for the Chief Executive, as the Committee considers salary increase budgets in these countries when reviewing Executive Directors’ base salaries. Furthermore, the majority of Executive Committee members as well as the Executive Directors are on UK or US reward packages.

	Salary	Taxable benefits	Bonus
	% change	% change	% change
Chief Executive percentage change from 2017 to 2018	2%	(20%)	5%
Average % change for the UK and US workforce from 2017 to 2018	4.5%	0%	6%

Governance (continued)

The percentage change for the Chief Executive is based on the remuneration of Ivan Menezes from 2017 to 2018.

UK salary, benefits and bonus data for both 2017 and 2018 have been converted into US dollars using the cumulative weighted average exchange rate for the year ended 30 June 2018 of £1 = $1.35.

External appointments held by the Executive Directors

Executive Directors may accept external appointments as Non-Executive Directors of other companies and retain any related fees paid to them, subject to the specific approval of the Board in each case.

Ivan Menezes – During the year ended 30 June 2018, Ivan Menezes served as a Non-Executive Director of Tapestry Inc and earned fees of $90,000, which he retained. In line with the Tapestry Inc policy for outside directors, Ivan Menezes is eligible to be granted share options and restricted share units (RSUs). During the year ended 30 June 2018, he was granted 9,338 options at an option price of $40.16 and 1,894 RSUs (including dividends received) at a fair market value of $40.16 per share.

Kathryn Mikells – During the year ended 30 June 2018, Kathryn Mikells served as a Non-Executive Director of Hartford Financial Services Group Inc. and earned fees of $100,000 for the full year, which were deferred into equity.

Payments for loss of office (audited)

There were no payments for loss of office to Executive Directors for the year ended 30 June 2018.

Non-Executive Directors’ fees

Javier Ferrán’s fee as non-executive Chairman effective 1 January 2018 is £600,000 per annum. The Chairman’s fee is appropriately positioned against our comparator group of FTSE 30 companies excluding financial services.

The basic fee for Non-Executive Directors was increased from £87,000 to £92,000 effective 1 January 2018 and the additional fee for the Chairman of the Remuneration Committee was increased from £25,000 to £30,000. There was no change to the additional fee for the Chairman of the Audit Committee in the year ended 30 June 2018. The next review is scheduled for January 2020.

	January 2018	January 2017
Per annum fees	£‘000	£‘000
Chairman of the Board	600	600
Non-Executive Directors
Basic fee	92	87
Senior Non-Executive Director	25	25
Chairman of the Audit Committee	30	30
Chairman of the Remuneration Committee	30	25

Governance (continued)

Non-Executive Directors’ remuneration for the year ended 30 June 2018 (audited)

	Fees £‘000		Taxable benefits(i) £‘000		Total £‘000
	2018	2017	2018	2017	2018	2017
Chairman
Javier Ferrán(ii)	600	338	2	1	602	339
Non-Executive Directors
Lord Davies of Abersoch	142	137	3	2	145	139
Peggy B Bruzelius	90	87	5	3	95	90
Betsy D Holden	90	87	11	6	101	93
Susan Kilsby (iv)	22	—	1	—	23	—
Ho KwonPing	90	87	1	1	91	88
Nicola S Mendelsohn	90	87	1	1	91	88
Philip G Scott (iii)	19	102	4	13	23	115
Alan JH Stewart	120	102	2	1	122	103

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

(ii)

£50,000 of Javier Ferrán’s net remuneration in the year ended 30 June 2018 was used for the monthly purchase of Diageo ordinary shares, which must be retained until he retires from the company or ceases to be a Director for any other reason.

(iii)	Philip G Scott stepped down from the Board on 20 September 2017.
(iv)	Susan Kilsby was appointed to the Board on 4 April 2018.

Relative importance of spend on pay

The graph below illustrates the relative importance of spend on pay (total remuneration of all group employees) compared with distributions to shareholders (including the share buyback programme but excluding transaction costs) and the percentage change from the year ended 30 June 2017 to the year ended 30 June 2018. Distributions to shareholders are total dividends. The Committee considers that there are no other significant distributions or payments of profit or cash flow.

Relative importance of spend on pay Percentage change Staff pay 1,330 1,272 4.4%Distributions to shareholders 1,515 1,581 4.4%M 0 500 1,000 1,500 2,00 2500 3,000 3,500 2017 2018

Governance (continued)

Remuneration committee

The Remuneration Committee consists of the following independent Non-Executive Directors: Peggy B Bruzelius, Lord Davies of Abersoch, Betsy D Holden, Ho KwonPing, Nicola S Mendelsohn, Alan JH Stewart and Susan Kilsby. Philip G Scott was a member of the Remuneration Committee until he stepped down from the Board on 20 September 2017. Lord Davies is the Chairman of the Remuneration Committee. The Chairman of the Board and the Chief Executive may, by invitation, attend Remuneration Committee meetings except when their own remuneration is discussed. Diageo’s Global Human Resources Director and Global Performance and Reward Director are also invited from time to time by the Remuneration Committee to provide their views and advice. The Chief Executive and Global Human Resources Director are not present when their own remuneration is discussed. The Chief Financial Officer may also attend to provide performance context to the Committee during its discussions about target setting. Information on meetings held and director attendance is disclosed in the corporate governance report.

The Remuneration Committee’s principal responsibilities are:

•	Making recommendations to the Board on remuneration policy as applied to the Executive Directors and the Executive Committee;
•	Setting, reviewing and approving individual remuneration arrangements for the Chairman of the Board, Executive Directors and Executive Committee members including terms and conditions of employment;
•	Determining arrangements in relation to termination of employment of the Executive Directors and other designated senior executives;
•	Making recommendations to the Board concerning the introduction of any new share incentive plans which require approval by shareholders; and
•

Ensuring that remuneration outcomes are appropriate in the context of underlying business performance, that remuneration practices are implemented in accordance with the approved remuneration policy, and that remuneration does not raise environmental, social and governance issues by inadvertently motivating irresponsible behaviour.

Full terms of reference for the Committee are available at www.diageo.com and on request from the Company Secretary.

External advisors

During the year ended 30 June 2018, the Remuneration Committee received advice from Mercer, (appointed by the Committee in December 2013 following a tendering process), who provided independent advice on remuneration best practice and senior executive remuneration.

Mercer is a signatory to, and abides by, the Remuneration Consultants Group Code of Conduct. Further details can be found at www.remunerationconsultantsgroup.com. Mercer, provides unrelated services to the company in the areas of all-employee reward and retirement benefits. The Remuneration Committee is satisfied that the advice it receives from Mercer is independent. During the year, Mercer supported the Committee in preparing this Directors’ remuneration report, provided remuneration benchmarking survey data to support the salary review for the Executive Committee, provided advice on the design of the long-term incentives, and calculated the TSR of Diageo and its peer companies for the 2014 PSP and 2015 DLTIP awards and provided periodic updates on all outstanding performance cycles. The fees paid to Mercer in relation to advice provided to the Committee were £77,059 and are determined on a time and expenses basis.

Clifford Chance provided advice on the operation of share plans during the year. Fees paid in relation to this advice, again on a time and expenses basis, were £5,969.

The Committee is satisfied that the Kepler and Clifford Chance engagement partners and teams that provide remuneration advice to the Committee do not have connections with Diageo that may impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts.

Governance (continued)

Statement of voting

The following table summarises the details of votes cast in respect of the resolutions on the directors’ remuneration policy and Director’s remuneration report at the 2017 AGM.

	For	Against	Total votes cast	Abstentions
Directors’ remuneration policy
Total number of votes	1,905,251,510	75,507,013	1,980,758,523	2,048,247
Percentage of votes cast	96.19%	3.81%	100%	n/a
Annual report on remuneration
Total number of votes	1,915,370,899	54,745,724	1,970,116,623	12,690,154
Percentage of votes cast	97.22%	2.78%	100%	n/a

The Committee was pleased with the level of support shown for the remuneration policy and implementation report and appreciated the active participation of shareholders and their representative advisory bodies in consulting on executive remuneration matters.

Governance (continued)

Additional information

Emoluments and share interests of senior management

The total emoluments for the year ended 30 June 2018 of the Executive Directors, the Executive Committee members and the Company Secretary (together, the senior management) of Diageo comprising base salary, annual incentive plan, share incentive plan, termination payments and other benefits were £20.3 million (2017 – £21.8 million).

The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £4.2 million. In addition, they were granted 1,056,527 performance-based share options under the Diageo Long-Term Incentive Plan (DLTIP) during the year at a weighted average share price of 2580 pence, exercisable by 2027 and no options were granted under the DLTIP that are not subject to performance. In addition they were granted 3,769 options over ordinary shares under the UK savings-related share options scheme (SAYE). They were also awarded 1,001,495 performance shares under the DLTIP in September 2017, which will vest in three years subject to the performance tests described in the section on DLTIP awards made during the year ended 30 June 2018 and 51,451 shares under the DIP, which will vest in September 2020 subject to individually assigned performance conditions.

Senior management options over ordinary shares

At 13 July 2018, the senior management had an aggregate beneficial interest in 2,017,696 ordinary shares in the company and in the following options over ordinary shares in the company:

	Number of options	Weighted average exercise price	Option period
Ivan Menezes	768,144	1,965p	2014 – 2027
Kathryn Mikells	258,804	2,346p	2019 – 2027
Other(i)	2,560,991	1,979p	2012 – 2027

	3,587,939

(i)	Other members of the Executive Committee and the Company Secretary.

Key management personnel related party transactions (audited)

Key management personnel of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary.

Diageo plc has granted rolling indemnities to the Directors and the Company Secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as Directors or Company Secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2018.

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

Governance (continued)

Statutory and audit requirements

This report was approved by a duly authorised Committee of the Board of Directors, on 24 July 2018 and was signed on its behalf by Lord Davies of Abersoch who is senior Non-Executive Director and Chairman of the Remuneration Committee.

The Board has followed the principles of good governance as set out in the UK Corporate Governance Code and complied with the regulations contained in the Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the Listing Rules of the Financial Conduct Authority and the relevant schedules of the Companies Act 2006.

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

The annual report on remuneration is subject to shareholder approval at the AGM on 20 September 2018; the directors’ remuneration policy was approved by shareholders at the 2017 AGM.

Terms defined in this remuneration report are used solely herein.

Governance (continued)

Directors’ report

The Directors have pleasure in submitting their Annual Report for the year ended 30 June 2018.

Annual General Meeting

The AGM will be held at The Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, London EC4V 3DB at 2.30pm on Thursday, 20 September 2018.

Directors

The Directors of the company who served during the year are shown in the section ‘Board of Directors and Company Secretary’ and ‘Executive Committee’ above.

In accordance with the UK Corporate Governance Code all the Directors will retire by rotation at the AGM and offer themselves for re-election with the exception of Peggy Bruzelius and Betsy Holden, who will retire at the end of the AGM.

Further details of Directors’ contracts, remuneration and their interests in the shares of the company at 30 June 2018 are given in the Directors’ remuneration report.

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

Corporate governance statement

The corporate governance statement, prepared in accordance with rule 7.2 of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules, comprises the following sections of the Annual Report: the ‘Corporate governance report’, the ‘Report of the Audit Committee’ and the ‘Additional information for shareholders’.

Significant agreements – change of control

The following significant agreements contain certain termination and other rights for Diageo’s counterparties upon a change of control of the company.

Under the partners agreement governing the company’s 34% investment in Moët Hennessy SAS (MH) and Moët Hennessy International SAS (MHI), if a Competitor (as defined therein) directly or indirectly takes control of the company (which, for these purposes, would occur if such competitor acquired more than 34% of the voting rights or equity interests in the company), LVMH Moët Hennessy – Louis Vuitton SA (LVMH) may require the company to sell its interests in MH and MHI to LVMH.

Governance (continued)

The master agreement governing the operation of the group’s market level distribution joint ventures with LVMH states that if any person acquires interests and rights in the company resulting in a Control Event (as defined) occurring in respect of the company, LVMH may within 12 months of the Control Event either appoint and remove the chairman of each joint venture entity governed by such master agreement, who shall be given a casting vote, or require each distribution joint venture entity to be wound up. Control Event for these purposes is defined as the acquisition by any person of more than 30% of the outstanding voting rights or equity interests in the company, provided that no other person or entity (or group of affiliated persons or entities) holds directly or indirectly more than 30% of the voting rights in the company.

Employment policies

A key strategic imperative of the company is to attract, retain and grow a pool of diverse, talented employees. Diageo recognises that a diversity of skills and experiences in its workplace and communities will provide a competitive advantage. To enable this the company has various global employment policies and standards, covering such issues as resourcing, human rights, health, safety and wellbeing. These policies and standards seek to ensure that the company treats current or prospective employees justly, solely according to their abilities to meet the requirements and standards of their role and in a fair and consistent way. This includes giving full and fair consideration to applications from prospective employees who are disabled, having regard to their aptitudes and abilities, and not discriminating against employees under any circumstances (including in relation to applications, training, career development and promotion) on the grounds of any disability.

Other information

Other information relevant to the Directors’ report may be found in the following sections of the Annual Report:

Information (including that required by UK Listing Authority Listing Rule 9.8.4)	Location in Annual Report
Agreements with controlling shareholders	Not applicable
Amendment of articles of association	Additional information for shareholders – Articles of association
Contracts of significance	Not applicable
Details of long-term incentive schemes	Directors’ Remuneration Report
Directors – appointment and powers	Additional information for shareholders – Articles of association – directors
Directors’ indemnities and compensation	Directors’ remuneration report – Directors’ remuneration policy and Additional information; Financial statements – note 20 Related party transactions
Dividends	Financial Statements – Unaudited financial information and group financial review
Employment policies	Strategic report – How we will deliver our Performance Ambition; Strategic report – How we protect our business: risk management and principal risks; Strategic report – Sustainability & responsibility review
Events since 30 June 2018	Financial statements – note 22 Post balance sheet events
Financial risk management	Financial statements – note 15 Financial instruments and risk management
Future developments	Chairman’s statement; Chief Executive’s Statement; Market Dynamics
Greenhouse gas emissions	Strategic report – Sustainability & responsibility review – Reducing our environmental impact; Additional information for shareholders – External limited assurance of selected sustainability & responsibility performance data
Interest capitalised	Not applicable
Non pre-emptive issues of equity for cash (including in respect of major unlisted subsidiaries)	Not applicable
Parent participation in a placing by a listed subsidiary	Not applicable

Governance (continued)

Political donations	Corporate governance report
Provision of services by a controlling shareholder	Not applicable
Publication of unaudited financial information	Unaudited financial information
Purchase of own shares	Additional information for shareholders – Repurchase of shares; Financial statements – note 17 Equity
Research and development	Financial statements – note 3 Operating costs
Restrictions on transfer of securities	Additional information for shareholders – Restrictions on transfer of shares
Review of the business & principal risks and uncertainties	Chief Executive’s statement; Strategic report: How we protect our business: risk management and principal risks
Share capital – structure, voting and other rights	Additional information for shareholders – Share capital and Articles of association; Financial statements – note 17 Equity
Share capital – employee share plan voting rights	Financial statements – note 17 Equity
Shareholdings in the company	Additional information for shareholders – Share capital
Shareholder waivers of dividends	Financial statements – note 17 Equity
Shareholder waivers of future dividends	Financial statements – note 17 Equity
Sustainability and responsibility	Strategic report – How we protect our business: risk management and principal risks; Strategic report – Sustainability & responsibility review
Waiver of emoluments by a director	Not applicable
Waiver of future emoluments by a director	Not applicable

The Directors’ report of Diageo plc for the year ended 30 June 2018 comprises these pages and the sections of the Annual Report referred to under ‘Directors’, ‘Corporate governance statement’ and ‘Other information’ above, which are incorporated into the Directors’ report by reference. In addition, certain disclosures required to be contained in the Directors’ report, have been incorporated into the ‘Strategic report’ as set out in ‘Other information’ above.

The Directors’ Report, which has been approved by a duly appointed and authorised committee of the Board of Directors, was signed on its behalf by David Harlock, the Company Secretary, on 25 July 2018.

Financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Diageo plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Diageo plc and its subsidiaries (collectively, the company) as of 30 June 2018 and 2017, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and the consolidated statement of cash flows for each of the three years in the period ended 30 June 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the company’s internal control over financial reporting as of 30 June 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the company as of 30 June 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express opinions on the company’s consolidated financial statements and on the company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Financial statements (continued)

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

6 August 2018

We have served as the company’s auditor since 2015.

Financial statements (continued)

Consolidated income statement

	Notes	Year ended 30 June 2018 £ million	Year ended 30 June 2017 £ million	Year ended 30 June 2016 £ million
Sales	2	18,432	18,114	15,641
Excise duties	3	(6,269)	(6,064)	(5,156)

Net sales	2	12,163	12,050	10,485
Cost of sales	3	(4,634)	(4,680)	(4,251)

Gross profit		7,529	7,370	6,234
Marketing	3	(1,882)	(1,798)	(1,562)
Other operating expenses	3	(1,956)	(2,013)	(1,831)

Operating profit		3,691	3,559	2,841
Non-operating items	4	—	20	123
Finance income	5	243	235	262
Finance charges	5	(503)	(564)	(589)
Share of after tax results of associates and joint ventures	6	309	309	221

Profit before taxation		3,740	3,559	2,858
Taxation	7	(596)	(732)	(496)

Profit from continuing operations		3,144	2,827	2,362
Discontinued operations	8	—	(55)	—

Profit for the year		3,144	2,772	2,362

Attributable to:
Equity shareholders of the parent company - continuing operations		3,022	2,717	2,244
Equity shareholders of the parent company - discontinued operations		—	(55)	—
Non-controlling interests - continuing operations		122	110	118

		3,144	2,772	2,362

		million	million	million
Weighted average number of shares
Shares in issue excluding own shares		2,484	2,512	2,508
Dilutive potential ordinary shares		11	11	10

		2,495	2,523	2,518

		pence	pence	pence
Basic earnings per share
Continuing operations		121.7	108.2	89.5
Discontinued operations		—	(2.2)	—

		121.7	106.0	89.5

Diluted earnings per share
Continuing operations		121.1	107.7	89.1
Discontinued operations		—	(2.2)	—

		121.1	105.5	89.1

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated statement of comprehensive income

	Year ended 30 June 2018 £ million	Year ended 30 June 2017 £ million	Year ended 30 June 2016 £ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
– group	456	649	(851)
– associates and joint ventures	2	(8)	(4)
– non-controlling interests	1	3	(1)
Tax on post employment plans	(91)	(122)	166

	368	522	(690)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
– group	(631)	105	1,217
– associates and joint ventures	3	120	325
– non-controlling interests	(72)	35	176
Net investment hedges	91	(224)	(843)
Exchange gain/(loss) recycled to the income statement
– on translation of foreign operations	—	—	133
– on net investment hedges	—	—	(82)
Tax on exchange differences - group	7	(2)	(8)
Tax on exchange differences - non-controlling interests	2	—	4
Effective portion of changes in fair value of cash flow hedges
– hedge of foreign currency debt of the group	(64)	(8)	249
– transaction exposure hedging of the group	22	(26)	(221)
– hedges by associates and joint ventures	(15)	5	3
– recycled to income statement - hedge of foreign currency debt of the group	6	(42)	(211)
– recycled to income statement - transaction exposure hedging of the group	(7)	142	68
– recycled to income statement - commodity price risk of the group	—	1	(2)
Tax on effective portion of changes in fair value of cash flow hedges	14	(3)	3
Fair value movements on available-for-sale investments
– group	—	—	4
– non-controlling interests	—	—	4
– recycled to income statement - group	—	—	(15)
– recycled to income statement - non-controlling interests	—	—	(13)
Tax on available-for-sale fair value movements	—	—	4
Hyperinflation adjustment	11	47	6
Tax on hyperinflation adjustment	(11)	(21)	(2)

	(644)	129	799

Other comprehensive (loss)/profit, net of tax, for the year	(276)	651	109
Profit for the year	3,144	2,772	2,362

Total comprehensive income for the year	2,868	3,423	2,471

Attributable to:
Equity shareholders of the parent company - continuing operations	2,815	3,330	2,183
Equity shareholders of the parent company - discontinued operations	—	(55)	—
Non-controlling interests	53	148	288

Total comprehensive income for the year	2,868	3,423	2,471

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated balance sheet

		30 June 2018		30 June 2017
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	10	12,572		12,566
Property, plant and equipment	11	4,089		4,014
Biological assets		23		21
Investments in associates and joint ventures	6	3,009		2,824
Other investments	12	46		31
Other receivables	14	46		58
Other financial assets	15	182		267
Deferred tax assets	7	122		134
Post employment benefit assets	13	935		281

			21,024		20,196
Current assets
Inventories	14	5,015		4,788
Trade and other receivables	14	2,678		2,592
Corporate tax receivable		65		—
Assets held for sale		24		—
Other financial assets	15	35		81
Cash and cash equivalents	16	874		1,191

			8,691		8,652

Total assets			29,715		28,848

Current liabilities
Borrowings and bank overdrafts	16	(1,828)		(2,459)
Other financial liabilities	15	(230)		(215)
Trade and other payables	14	(3,950)		(3,563)
Corporate tax payable		(243)		(294)
Provisions	14	(109)		(129)

			(6,360)		(6,660)
Non-current liabilities
Borrowings	16	(8,074)		(6,583)
Other financial liabilities	15	(212)		(383)
Other payables	14	(209)		(24)
Provisions	14	(288)		(286)
Deferred tax liabilities	7	(1,987)		(2,112)
Post employment benefit liabilities	13	(872)		(772)

			(11,642)		(10,160)

Total liabilities			(18,002)		(16,820)

Net assets			11,713		12,028

Equity
Share capital	17	780		797
Share premium		1,349		1,348
Other reserves		2,133		2,693
Retained earnings		5,686		5,475

Equity attributable to equity shareholders of the parent company			9,948		10,313
Non-controlling interests	17		1,765		1,715

Total equity			11,713		12,028

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements, which have been approved by a duly appointed and authorised committee of the Board of Directors, have been signed on its behalf by Ivan Menezes and Kathryn Mikells, Directors, and dated 6 August 2018.

Financial statements (continued)

Consolidated statement of changes in equity

					Retained earnings/(deficit)
	Share capital £ million	Share premium £ million	Capital redemption reserve £ million	Hedging and exchange reserve £ million	Own shares £ million	Other retained earnings £ million	Total £ million	Equity attributable to parent company shareholders £ million	Non- controlling interests £ million	Total equity £ million
At 30 June 2015	797	1,346	3,146	(1,152)	(2,228)	5,862	3,634	7,771	1,485	9,256
Profit for the year	—	—	—	—	—	2,244	2,244	2,244	118	2,362
Other comprehensive income/(loss)	—	—	—	631	—	(692)	(692)	(61)	170	109
Employee share schemes	—	—	—	—	39	(38)	1	1	—	1
Share-based incentive plans	—	—	—	—	—	29	29	29	—	29
Share-based incentive plans in respect of associates	—	—	—	—	—	1	1	1	—	1
Tax on share-based incentive plans	—	—	—	—	—	10	10	10	—	10
Shares issued	—	1	—	—	—	—	—	1	—	1
Disposal of non-controlling interests	—	—	—	—	—	—	—	—	(24)	(24)
Purchase of non-controlling interests	—	—	—	—	—	(18)	(18)	(18)	(3)	(21)
Purchase of rights issue of non-controlling interests	—	—	—	—	—	(5)	(5)	(5)	5	—
Dividends paid	—	—	—	—	—	(1,443)	(1,443)	(1,443)	(101)	(1,544)

At 30 June 2016	797	1,347	3,146	(521)	(2,189)	5,950	3,761	8,530	1,650	10,180
Profit for the year	—	—	—	—	—	2,662	2,662	2,662	110	2,772
Other comprehensive income	—	—	—	68	—	545	545	613	38	651
Employee share schemes	—	—	—	—	13	(23)	(10)	(10)	—	(10)
Share-based incentive plans	—	—	—	—	—	34	34	34	—	34
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	12	12	12	—	12
Shares issued	—	1	—	—	—	—	—	1	—	1
Purchase of non-controlling interest by associates	—	—	—	—	—	(5)	(5)	(5)	—	(5)
Change in fair value of put option	—	—	—	—	—	(12)	(12)	(12)	—	(12)
Dividends paid	—	—	—	—	—	(1,515)	(1,515)	(1,515)	(83)	(1,598)

At 30 June 2017	797	1,348	3,146	(453)	(2,176)	7,651	5,475	10,313	1,715	12,028
Adoption of IFRS 15 (note 1)	—	—	—	—	—	(89)	(89)	(89)	(2)	(91)
Adoption of IFRS 9 by associate	—	—	—	(3)	—	3	3	—	—	—
Profit for the year	—	—	—	—	—	3,022	3,022	3,022	122	3,144
Other comprehensive (loss)/income	—	—	—	(574)	—	367	367	(207)	(69)	(276)
Employee share schemes	—	—	—	—	32	(7)	25	25	—	25
Share-based incentive plans	—	—	—	—	—	39	39	39	—	39
Share-based incentive plans in respect of associates	—	—	—	—	—	4	4	4	—	4
Tax on share-based incentive plans	—	—	—	—	—	(2)	(2)	(2)	—	(2)
Shares issued	—	1	—	—	—	—	—	1	—	1
Purchase of non-controlling interest	—	—	—	—	—	(72)	(72)	(72)	70	(2)
Disposal of non-controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of rights issue of non-controlling interests	—	—	—	—	—	(5)	(5)	(5)	31	26
Change in fair value of put option	—	—	—	—	—	7	7	7	—	7
Share buyback programme	(17)	—	17	—	—	(1,507)	(1,507)	(1,507)	—	(1,507)
Dividends declared	—	—	—	—	—	(1,581)	(1,581)	(1,581)	(101)	(1,682)

At 30 June 2018	780	1,349	3,163	(1,030)	(2,144)	7,830	5,686	9,948	1,765	11,713

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated statement of cash flows

		Year ended 30 June 2018		Year ended 30 June 2017		Year ended 30 June 2016
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year		3,144		2,772		2,362
Discontinued operations		—		55		—
Taxation		596		732		496
Share of after tax results of associates and joint ventures		(309)		(309)		(221)
Net finance charges		260		329		327
Non-operating items		—		(20)		(123)

Operating profit			3,691		3,559		2,841
Increase in inventories		(271)		(159)		(95)
(Increase)/decrease in trade and other receivables		(202)		89		(86)
Increase in trade and other payables and provisions		314		221		128

Net (increase)/decrease in working capital			(159)		151		(53)
Depreciation, amortisation and impairment		493		361		473
Dividends received		159		223		173
Post employment payments less amounts included in operating profit		(108)		(111)		(59)
Other items		10		(6)		(15)

			554		467		572

Cash generated from operations			4,086		4,177		3,360
Interest received		167		180		174
Interest paid		(418)		(493)		(479)
Taxation paid		(751)		(732)		(507)

			(1,002)		(1,045)		(812)

Net cash inflow from operating activities			3,084		3,132		2,548
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		40		46		57
Purchase of property, plant and equipment and computer software		(584)		(518)		(506)
Movements in loans and other investments		(17)		3		(2)
Sale of businesses	9	4		(52)		1,062
Acquisition of businesses	9	(594)		(31)		(15)

Net cash (outflow)/inflow from investing activities			(1,151)		(552)		596
Cash flows from financing activities
Share buyback programme	17	(1,507)		—		—
Proceeds from issue of share capital		1		1		1
Net sale/(purchase) of own shares for share schemes		8		(41)		(1)
Dividends paid to non-controlling interests		(80)		(83)		(101)
Purchase of shares of non-controlling interests	9	—		—		(21)
Rights issue proceeds from non-controlling interests		26		—		—
Proceeds from bonds	16	2,612		—		—
Repayment of bonds	16	(1,571)		(1,234)		(1,003)
Net movements in other borrowings	16	(26)		414		(233)
Equity dividends paid	17	(1,581)		(1,515)		(1,443)

Net cash outflow from financing activities			(2,118)		(2,458)		(2,801)

Net (decrease)/increase in net cash and cash equivalents	16		(185)		122		343
Exchange differences			(39)		(14)		84
Net cash and cash equivalents at beginning of the year			917		809		382

Net cash and cash equivalents at end of the year			693		917		809

Net cash and cash equivalents consist of:
Cash and cash equivalents	16		874		1,191		1,089
Bank overdrafts	16		(181)		(274)		(280)

			693		917		809

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

1. Accounting information and policies

(a) Basis of preparation

The consolidated financial statements are prepared in accordance with the Companies Act 2006 and International Financial Reporting Standards (IFRS) and related interpretations as adopted for use in the European Union (EU) and as issued by the International Accounting Standards Board (IASB). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the years presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise in the relevant accounting policy.

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

Financial statements (continued)

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

The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2018, expressed in US dollars and euros per £1, were as follows:

	2018	2017	2016
US dollar
Income statement and cash flows(i)	1.35	1.27	1.48
Assets and liabilities(ii)	1.32	1.30	1.33
Euro
Income statement and cash flows(i)	1.13	1.16	1.34
Assets and liabilities(ii)	1.13	1.14	1.20

(i)	Weighted average rates
(ii)	Year end rates

The group uses foreign exchange hedges to mitigate the effect of exchange rate movements. For further information see note 15.

(e) Critical accounting estimates and judgements

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgements, are set out in detail in the relevant notes:

•	Exceptional items – management judgement whether exceptional or not – page 225
•	Taxation – management judgement of whether a provision is required and the recoverability of deferred tax assets and management estimate of amount of corporate tax payable or receivable – page 230
•

Brands, goodwill and other intangibles – management judgement of the assets to be recognised and synergies resulting from an acquisition and management estimate in determining future cash flows and appropriate applicable assumptions to support the intangible asset value – page 237

•

Post employment benefits – management judgement in determining whether a surplus can be recovered and management estimate in determining the assumptions in calculating the liabilities of the funds – page 245

•	Contingent liabilities and legal proceedings – management judgement in assessing the likelihood of whether a liability will arise – page 273

Venezuela is a hyper-inflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollars on these exchange systems is very limited. The foreign currency denominated transactions and balances of the group’s Venezuelan operations are translated into the local functional currency (Venezuelan bolivar) at the rate they are expected to be settled, applying the most appropriate official exchange rate (DICOM). For consolidation purposes, the group converts its Venezuelan operations using management’s estimate of the exchange rate considering forecast inflation and the most appropriate official exchange rate. The exchange rate used to translate the results of the group’s the Venezuelan operations was VEF/GBP 3,858,826 for the year ended 30 June 2018 (2017—VEF/GBP 6,110).

Financial statements (continued)

The following table presents the contribution of the group’s Venezuelan operations to the consolidated income statement, cash flow statement and net assets for the year ended 30 June 2018 and with the amounts that would have resulted if the official DICOM exchange rate had been applied:

	At estimated exchange rate 3,858,826 VEF/GBP £ million	At DICOM exchange rate 151,800 VEF/GBP £ million
Net sales	1	27
Operating profit	—	16
Other finance income - hyperinflation adjustment	18	458
Net cash inflow from operating activities	1	12
Net assets	69	1,744

(f) New accounting standards and interpretations

The following amendments to the accounting standards, issued by the IASB which have been endorsed by the EU, have been adopted by the group from 1 July 2017 with no impact on the group’s consolidated results, financial position or disclosures:

•	Amendments to IAS 7 – Disclosure initiative
•	Amendment to IAS 12 – Recognition of deferred tax assets for unrealised losses
•	Amendment to IFRS 12 – Disclosure of interests in other entities

The following standards issued by the IASB and endorsed by the EU have been early adopted by the group from 1 July 2017:

IFRS 9 – Financial instruments replaces IAS 39 (Financial instruments—Recognition and measurement) and addresses the classification and measurement of financial instruments, introduces new principles for hedge accounting and a new forward-looking impairment model for financial assets.

The adoption of IFRS 9 hedge accounting principles did not result in a restatement of the group’s results and the impact on the year ended 30 June 2018 is not material. The adoption of IFRS 9 did not result in any changes in the measurement or classification of financial instruments as at 1 July 2017. All classes of financial assets and financial liabilities had as at 1 July 2017 the same carrying values under IFRS 9 as they had under IAS 39.

Diageo’s principal associate, Moët Hennessy has adopted IFRS 9. This has no impact on Diageo’s share of the net assets of Moët Hennessy but resulted in a decrease in the group’s hedging reserve of £3 million with a corresponding increase in retained earnings. This change has been disclosed as a movement in the year ended 30 June 2018.

IFRS 15 – Revenue from contracts with customers provides enhanced detail on the principle of recognising revenue to reflect the concept that revenue should be recognised when the control of goods or services is transferred to the customer at a value that the company is expected to receive. It replaces the separate models for goods, services and construction contracts under previous IFRS (IAS 11, IAS 18 and related interpretations) which was based on the concept of the transfer of risks and rewards. It also provides further guidance on the initial measurement of sales on contracts which have discounts, rebates and consignment inventories by identifying separate performance obligations that may apply.

During the year ended 30 June 2017 the group carried out a detailed review of the recognition criteria for revenue applying the requirements of IFRS 15 to ensure that the same principles were being applied consistently across the group. This review in particular examined promotional and marketing support payments made to customers post the initial sale of product, the timing of the recognition of sales made where a third party manufactures or modifies a product on behalf of Diageo and consignment inventories. On application of IFRS 15 some changes in accounting policy resulted, principally in respect of variable consideration receivable where the criteria applied for deducting future promotional payments from the initial revenue recognition was more stringent than under the former accounting policy. Management have also ensured that this policy is being adopted consistently across the group. The revised accounting policy establishes that revenue is recognised to the extent that it is highly probable that a reversal in the amount of revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently settled. This means that Diageo, under the revised accounting policy, deducts from the initial revenue recognised any future promotional payments to direct and indirect customers unless it is highly probable that they will not be incurred.

Financial statements (continued)

Diageo has adopted the modified retrospective transition method, recognising the cumulative effect of initially applying IFRS15 as an adjustment to the balance of retained earnings as at 1 July 2017.

Retained earnings at 1 July 2017 has been debited by £89 million. The adjustment comprised an increase in creditors of £116 million, a decrease in debtors of £9 million, an increase in inventories of £8 million, a decrease in non-controlling interests of £2 million and an increase in deferred tax assets of £26 million. The changes in accounting policy that resulted in these adjustments are principally in respect of variable consideration where the criteria for deducting future promotional payments from the initial revenue recognition is more stringent than under the former accounting policy. The revised accounting policy establishes that revenue is recognised to the extent that it is highly probable that a reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently settled. This means that Diageo, under the new accounting policy, deducts from the initial revenue recognised any future promotional payments unless it is highly probable that they will not be incurred.

For the year ended 30 June 2018, as a result of applying the new accounting policy, sales increased by £11 million, operating profit increased by £12 million, taxation was £3 million higher and profit for the year increased by £9 million. The operating profit benefit in the year was more than offset by the impact to sales and profit of working capital efficiencies, including inventory reductions, delivered by Diageo’s customers.

Consideration was also given to the disclosure of revenue into different categories. It was determined that all revenue would be disclosed as ‘sale of goods’ as revenue from other sources was immaterial.

IFRIC agenda decision – In October 2017 the IFRIC clarified that interest and penalties in respect of corporate taxes should generally be accounted for under IAS 37 rather than IAS 12 and therefore not be disclosed in the income statement within ’Taxation’. For comparative years Diageo disclosed interest and penalties in respect of corporate taxes as part of ’Taxation’ in the consolidated income statement and consolidated balance sheet. As a result of the clarification by the IFRIC Diageo has changed its accounting policy from 1 July 2017. In addition, for consistency,Diageo has changed its treatment of interest arising on indirect tax. For the year ended 30 June 2018, £10 million of interest and £2 million of penalties in respect of corporate tax and indirect taxes was charged to other finance charges and operating profit, respectively. At 30 June 2017, the cumulative interest and penalties in respect of corporate tax included in ’Corporate tax payable’ in the consolidated balance sheet was £37 million. At 30 June 2018 the cumulative interest in respect of corporate taxes is included in interest payable (£34 million) and penalties within other payables (£2 million). Interest and penalties in respect of indirect taxes in the consolidated balance sheet are immaterial. Comparatives have not been restated as the amounts are immaterial.

The following standard issued by the IASB and endorsed by the EU, has not yet been adopted by the group:

IFRS 16 – Leases (effective in the year ending 30 June 2020) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. It eliminates the classification of leases as either operating leases or finance leases currently required under IAS 17 and introduces a single lessee accounting model where the lessee is required to recognise assets and liabilities for all material leases. All material leases will be recognised on the balance sheet as right of use assets and depreciated on a straight line basis. The liability, recognised as part of net borrowings, will be measured at a discounted value and any interest will be charged to finance charges in the income statement. Therefore, the charge to the income statement for the operating lease payment will be replaced with depreciation on the right of use asset and the interest charge inherent in the lease.

The group will implement IFRS 16 from 1 July 2019 by applying the modified retrospective method, meaning that the comparative figures in the financial statements for the year ending 30 June 2020 will not be restated to show the impact of IFRS 16. The operating leases which will be recorded on the balance sheet following implementation of IFRS 16 are principally in respect of warehouses, office buildings, plant and machinery, cars and distribution vehicles. The group has decided to reduce the complexity of implementation to take advantage of a number of practical expedients on transition on 1 July 2019 namely:

(i) to measure the right of use asset at the same value as the lease liability

(ii) to apply the short term and low value exemptions

(iii) to treat, wherever possible, services provided as an income statement item and only capitalise the lease payment amounts in respect of the asset

Financial statements (continued)

The anticipated impact of the standard on the group is not yet known though is not expected to be material on the income statement or net assets though assets and liabilities will be grossed up for the net present value of the outstanding operating lease liabilities as at 1 July 2019. See note 19 for information on gross operating lease commitments.

The following standard, issued by the IASB has not been endorsed by the EU and has not been adopted by the group:

IFRS 17 – Insurance contracts (effective in the year ending 30 June 2022) is ultimately intended to replace IFRS 4.

Based on a preliminary assessment the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.

There are a number of other amendments and clarifications to IFRS, effective in future years, which are not expected to significantly impact the group’s consolidated results or financial position.

Results for the year

Introduction

This section explains the results and performance of the group for the three years ended 30 June 2018. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group’s share of results of associates and joint ventures, taxation and discontinued operations. For associates, joint ventures and taxation, balance sheet disclosures are also provided in this section.

2. Segmental information

Accounting policies

Sales comprise revenue from contracts with customers from the sale of goods, royalties and rents receivable. Revenue from the sale of goods includes excise and other duties which the group pays as principal but excludes duties and taxes collected on behalf of third parties, such as value added tax. Sales are recognised as or when performance obligations are satisfied by transferring control of a good or service to the customer. Generally the transfer of control of goods occurs at the time of despatch but in some countries and for some customers may be on delivery. The group includes in sales the net consideration to which it expects to be entitled. Sales are recognised to the extent that it is highly probable that a significant reversal will not occur. Therefore, sales are stated net of expected price discounts, allowances for customer loyalty and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duty are not always passed on to the customer and where a customer fails to pay for product received the group cannot reclaim the excise duty. The group therefore recognises excise duty, unless it regards itself as an agent of the regulatory authorities, as a cost to the group.

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

Financial statements (continued)

Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks.

Diageo uses shared services operations, including captive and outsourced centres, to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Kenya, Colombia, the Philippines and India. The captive business service centre in Budapest also performs certain central finance activities, including elements of financial planning and reporting and treasury. The costs of shared service operations are recharged to the regions.

The segmental information for net sales and operating profit before the impact of acquisitions and disposals, ISC allocation and exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current year at, and restates the prior year net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the following tables. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the respective years.

In addition, for management reporting purposes Diageo presents separately the results of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the following tables at budgeted exchange rates.

(a) Segmental information for the consolidated income statement – continuing operations

	North America £ million	Europe and Turkey(ii) £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2018
Sales	4,671	5,232	2,083	1,352	5,042	1,457	(1,457)	18,380	52	18,432

Net sales
At budgeted exchange rates(i)	4,138	2,821	1,467	1,064	2,555	1,512	(1,425)	12,132	48	12,180
Acquisitions and disposals	50	—	—	—	—	—	—	50	—	50
ISC allocation	11	53	4	11	8	(87)	—	—	—	—
Retranslation to actual exchange rates	(83)	58	20	(6)	(60)	32	(32)	(71)	4	(67)

Net sales	4,116	2,932	1,491	1,069	2,503	1,457	(1,457)	12,111	52	12,163

Operating profit/(loss)
At budgeted exchange rates(i)	1,925	941	180	298	588	112	—	4,044	(160)	3,884
Acquisitions and disposals	4	—	—	—	—	—	—	4	—	4
ISC allocation	14	67	5	14	12	(112)	—	—	—	—
Retranslation to actual exchange rates	(61)	20	6	(4)	(32)	—	—	(71)	2	(69)

Operating profit/(loss) before exceptional items	1,882	1,028	191	308	568	—	—	3,977	(158)	3,819
Exceptional items	—	—	(128)	—	—	—	—	(128)	—	(128)

Operating profit/(loss)	1,882	1,028	63	308	568	—	—	3,849	(158)	3,691

Non-operating items										—
Net finance charges										(260)
Share of after tax results of associates and joint ventures
– Moët Hennessy										305
– Other										4

Profit before taxation										3,740

Financial statements (continued)

	North America £ million	Europe and Turkey(ii) £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2017
Sales	4,725	4,985	2,132	1,303	4,923	1,390	(1,390)	18,068	46	18,114

Net sales
At budgeted exchange rates(i)	3,523	2,474	1,240	873	1,977	1,418	(1,324)	10,181	39	10,220
Acquisitions and disposals	—	2	15	7	41	—	—	65	—	65
ISC allocation	11	60	4	11	8	(94)	—	—	—	—
Retranslation to actual exchange rates	627	288	297	153	393	66	(66)	1,758	7	1,765

Net sales	4,161	2,824	1,556	1,044	2,419	1,390	(1,390)	12,004	46	12,050

Operating profit/(loss)
At budgeted exchange rates(i)	1,648	741	159	195	375	116	—	3,234	(169)	3,065
Acquisitions and disposals	—	—	(8)	—	—	—	—	(8)	(1)	(9)
ISC allocation	14	72	5	13	12	(116)	—	—	—	—
Retranslation to actual exchange rates	237	123	62	42	100	—	—	564	(19)	545

Operating profit/(loss) before exceptional items	1,899	936	218	250	487	—	—	3,790	(189)	3,601
Exceptional items	—	(33)	—	—	(9)	—	—	(42)	—	(42)

Operating profit/(loss)	1,899	903	218	250	478	—	—	3,748	(189)	3,559

Non-operating items										20
Net finance charges										(329)
Share of after tax results of associates and joint ventures
– Moët Hennessy										302
– Other										7

Profit before taxation										3,559

Financial statements (continued)

	North America £ million	Europe and Turkey(ii) £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2016
Sales	4,037	4,593	1,875	1,078	4,022	1,355	(1,355)	15,605	36	15,641

Net sales
At budgeted exchange rates(i)	3,282	2,481	1,286	901	2,114	1,452	(1,373)	10,143	38	10,181
Acquisitions and disposals	106	75	74	59	9	—	—	323	—	323
ISC allocation	10	50	4	8	7	(79)	—	—	—	—
Retranslation to actual exchange rates	167	(62)	37	(105)	(54)	(18)	18	(17)	(2)	(19)

Net sales	3,565	2,544	1,401	863	2,076	1,355	(1,355)	10,449	36	10,485

Operating profit/(loss)
At budgeted exchange rates(i)	1,459	738	212	221	399	112	—	3,141	(149)	2,992
Acquisitions and disposals	24	7	(8)	13	1	—	—	37	—	37
ISC allocation	14	70	6	11	11	(112)	—	—	—	—
Retranslation to actual exchange rates	54	(14)	2	(46)	(16)	—	—	(20)	(1)	(21)

Operating profit/(loss) before exceptional items	1,551	801	212	199	395	—	—	3,158	(150)	3,008
Exceptional items	—	—	—	(118)	(49)	—	—	(167)	—	(167)

Operating profit/(loss)	1,551	801	212	81	346	—	—	2,991	(150)	2,841

Non-operating items										123
Net finance charges										(327)
Share of after tax results of associates and joint ventures
– Moët Hennessy										217
– Other										4

Profit before taxation										2,858

(i)	These items represent the IFRS 8 performance measures for the geographical and ISC segments.
(ii)	The Europe and Turkey region was formerly named ‘Europe, Russia and Turkey’. Countries included in the region have not changed.
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
(4)

In the year ended 30 June 2017 Diageo changed its internal reporting structure to reflect changes made to management responsibilities. As a result of this change, Lebanon, other Middle East countries and North African countries which were formerly reported in the Asia Pacific and Africa regions respectively are now included in the Europe and Turkey region. In addition, the result of the Travel Retail operations have been reallocated to the geographical regions to better reflect the region in which the sale to the customer is made. The information for year ended 30 June 2016 has not been restated as the amounts involved are not material.

Financial statements (continued)

(b) Other segmental information

	North America £ million	Europe and Turkey (i) £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Corporate and other £ million	Total £ million
2018
Capital expenditure	132	22	163	44	44	131	48	584
Depreciation and intangible asset amortisation	(44)	(20)	(77)	(7)	(42)	(110)	(68)	(368)
Exceptional accelerated depreciation and impairment	—	—	(35)	—	—	—	—	(35)
Exceptional impairment of intangible assets	—	—	(90)	—	—	—	—	(90)
2017
Capital expenditure	112	27	126	34	48	125	46	518
Depreciation and intangible asset amortisation	(41)	(21)	(77)	(7)	(42)	(107)	(66)	(361)
2016
Capital expenditure	105	29	107	20	52	150	43	506
Depreciation and intangible asset amortisation	(39)	(21)	(83)	(10)	(35)	(106)	(61)	(355)
Exceptional accelerated depreciation and impairment	—	—	—	(14)	—	(8)	—	(22)
Exceptional impairment of intangible assets	—	—	—	(104)	—	—	—	(104)

(i)	The Europe and Turkey region was formerly named ‘Europe, Russia and Turkey’. Countries included in the region have not changed.

(c) Category and geographical analysis

	Category analysis						Geographic analysis
	Spirits £ million	Beer £ million	Wine £ million	Ready to drink £ million	Other(iv) £ million	Total £ million	Great Britain £ million	United States £ million	Nether- lands £ million	India £ million	Rest of World £ million	Total £ million
2018
Sales(i)	14,605	2,647	81	854	245	18,432	1,630	4,310	63	3,086	9,343	18,432
Non-current assets(ii), (iii)	—	—	—	—	—	—	1,717	4,221	2,367	3,688	7,792	19,785
2017
Sales(i)	14,241	2,635	81	854	303	18,114	1,558	4,366	62	3,070	9,058	18,114
Non-current assets(ii), (iii)	—	—	—	—	—	—	1,678	4,012	2,392	4,009	7,410	19,501
2016
Sales(i)	11,993	2,486	265	726	171	15,641	1,672	3,729	56	2,465	7,719	15,641
Non-current assets(ii), (iii)	—	—	—	—	—	—	1,679	3,859	2,350	3,764	7,224	18,876

(i)	The geographical analysis of sales is based on the location of third party customers.
(ii)

The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates and joint ventures, other investments and non-current other receivables.

(iii)	The management information provided to the chief operating decision maker does not include an analysis of assets and liabilities by category and therefore is not disclosed.
(iv)	In the two years ended 30 June 2018 and 30 June 2017 ‘Other’ includes the group’s sorghum beer business which in the year ended 30 June 2016 was included in ‘Beer’.

Financial statements (continued)

3. Operating costs

	2018 £ million	2017 £ million	2016 £ million
Excise duties	6,269	6,064	5,156
Cost of sales	4,634	4,680	4,251
Marketing	1,882	1,798	1,562
Other operating expenses	1,956	2,013	1,831

	14,741	14,555	12,800

Comprising:
Excise duties – Great Britain	853	774	853
– United States	548	558	468
– India	2,094	2,073	1,588
– Other	2,774	2,659	2,247
Increase in inventories	(296)	(146)	(100)
Raw materials and consumables	3,052	2,813	2,548
Marketing	1,882	1,798	1,562
Other external charges	1,849	2,124	1,767
Staff costs	1,509	1,583	1,475
Depreciation, amortisation and impairment	493	361	473
Gains on disposal of properties	(9)	(7)	(39)
Net foreign exchange losses/(gains)	6	(16)	1
Other operating income (i)	(14)	(19)	(43)

	14,741	14,555	12,800

(i)	In the year ended 30 June 2016 Diageo sold 8.5 million shares in United Breweries Limited resulting in a gain of £28 million.

(a) Other external charges

Other external charges include operating lease rentals for plant and equipment of £21 million (2017 – £20 million; 2016 – £29 million), other operating lease rentals (mainly properties) of £87 million (2017 – £96 million; 2016 – £72 million), research and development expenditure in respect of new drinks products and package design in the year leading up to product launch of £36 million (2017 – £33 million; 2016 – £28 million) and maintenance and repairs of £117 million (2017 – £100 million; 2016 – £91 million).

(b) Auditor fees

Other external charges include the fees of the principal auditor of the group, PricewaterhouseCoopers LLP and its affiliates (PwC) are analysed below.

	2018 £ million	2017 £ million	2016 £ million
Audit of these financial statements	3.3	3.1	3.4
Audit of financial statements of subsidiaries	3.3	3.4	2.3
Audit related assurance services(i)	1.6	1.6	1.4
Total audit fees (Audit fees)	8.2	8.1	7.1
Other services relevant to taxation (Tax fees)(ii)	0.1	0.3	0.5
Other assurance services (Audit related fees)(iii)	0.6	0.5	0.4
All other non-audit fees (All other fees)(iv)	1.0	0.9	0.9

	9.9	9.8	8.9

(i)	Audit related assurance services are principally in respect of reporting under section 404 of the US Sarbanes-Oxley Act and the review of the interim financial information.
(ii)	Other services relevant to taxation principally comprise tax advice.

Financial statements (continued)

(iii)

Other assurance services comprise the aggregate fees for assurance and related services that are related to the performance of the audit or review of the financial statements and are not reported under ‘total audit fees’.

(iv)	All other non-audit fees are principally in respect of immigration and advisory services.
(1)

Disclosure requirements for auditor fees in the United States are different from those required in the United Kingdom. The terminology by category required in the United States is disclosed in brackets in the above table. All figures are the same for the disclosures in the United Kingdom and the United States apart from £0.4 million (2017 – £0.3 million; 2016—£0.3 million) of the cost in respect of the review of the interim financial information which would be included in audit related fees in the United States rather than audit fees.

Audit services provided by firms other than PwC for the year ended 30 June 2018 were £0.1 million (2017 – £0.5 million; 2016—£0.9 million). PwC fees for audit services in respect of employee pension plans were £0.3 million for the year ended 30 June 2018 (2017 – £0.3 million; 2016—£0.2 million).

(c) Staff costs and average number of employees

	2018 £ million	2017 £ million	2016 £ million
Aggregate remuneration
Wages and salaries	1,272	1,330	1,236
Share-based incentive plans	40	34	28
Employer’s social security	95	93	85
Employer’s pension
– defined benefit plans	73	95	99
– defined contribution plans	18	17	16
Other post employment plans	11	14	11

	1,509	1,583	1,475

The average number of employees on a full time equivalent basis (excluding employees of associates and joint ventures) was as follows:

	2018	2017	2016
North America	2,406	2,251	2,477
Europe and Turkey	3,747	4,074	4,164
Africa	4,625	4,898	5,381
Latin America and Caribbean	2,536	2,573	3,013
Asia Pacific	8,008	8,690	9,711
ISC	4,227	4,244	4,188
Corporate and other(i)	4,368	3,703	3,144

	29,917	30,433	32,078

(i)

The increase in ‘Corporate and other’ in the years ended 30 June 2018 and 30 June 2017 is primarily due to the creation of a worldwide service centre in India where roles have been transferred from the geographical regions.

At 30 June 2018 the group had, on a full time equivalent basis, 29,362 (2017 – 30,051; 2016 – 31,485) employees. The average number of employees of the group, including part time employees, for the year was 30,761 (2017 – 31,472; 2016 – 32,969).

Financial statements (continued)

(d) Exceptional operating items

Included in the table above are exceptional operating items as follows:

	2018 £ million	2017 £ million	2016 £ million
Other external charges	—	42	49
Decrease in inventories	3	—	—
Depreciation, amortisation and impairment
– Brand, goodwill and tangible asset impairment	125	—	118

Total exceptional operating costs (note 4)	128	42	167

4. Exceptional items

Accounting policies

Critical accounting judgements

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements.

Operating items

Exceptional operating items are those that are considered to be material and are part of the operating activities of the group such as impairment of intangible assets and fixed assets, duty settlements, property disposals and changes in post employment plans.

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

	2018 £ million	2017 £ million	2016 £ million
Items included in operating profit
Brand, goodwill, tangible and other assets impairment (a)	(128)	—	(118)
Competition authority investigation in Turkey (b)	—	(33)	—
Customer claim in India (c)	—	(32)	—
Disengagement agreements relating to United Spirits Limited (d)	—	23	(49)

	(128)	(42)	(167)

Non-operating items
Sale of businesses
Wines in the United States and Percy Fox (e)	—	20	(191)
Argentina (f)	—	—	(38)
South African associate interests (g)	—	—	(27)
Jamaica, Singapore and Malaysia beer interests (h)	—	—	457
Kenya—glass business (CGI) (i)	—	—	14
Other
Provision for a receivable related to a loan guarantee (j)	—	—	(92)

	—	20	123

Exceptional items before taxation	(128)	(22)	(44)
Items included in taxation (note 7 (b))	203	4	56
Exceptional items in continuing operations	75	(18)	12
Discontinued operations net of taxation (note 8)	—	(55)	—

Total exceptional items	75	(73)	12

Attributable to:
Equity shareholders of the parent company	75	(64)	2
Non-controlling interests	—	(9)	10

Total exceptional items	75	(73)	12

(a) In the year ended 30 June 2018, an impairment charge of £128 million in respect of the Meta brand, Ethiopian tangible fixed assets, associated spare parts reported in inventory and goodwill allocated to the Africa Regional Markets cash-generating unit has been recognised in other operating exceptional expenses. Forecast cash flow assumptions were reduced principally due to the devaluation of the Ethiopian birr increasing costs of imported raw materials and products, an increased competitive environment and political unrest in Ethiopia. For further information see note 10 (d).

In the year ended 30 June 2016, an impairment charge in respect of the Ypióca brand and related tangible fixed assets and goodwill allocated to the Paraguay, Uruguay and Brazil (PUB) cash-generating unit of £62 million, £14 million and £42 million, respectively, was charged to other operating expenses. Forecast cash flow assumptions were reduced principally due to a challenging economic environment in Brazil and significant adverse changes in local tax regulation.

(b) In the year ended 30 June 2017, TRY150 million (£33 million) was charged to exceptional items in respect of the Turkish Competition Authority investigation into certain of Mey İçki’s trading practices in Turkey.

(c) During the year ended 30 June 2017 United Spirits Limited received a claim, followed by a debit note, from a customer in India in respect of differential pricing charged over a number of years in respect of products sold to that customer primarily for the period prior to the acquisition of United Spirits Limited by Diageo. The group made a provision of INR2,678 million (£32 million) in exceptional items against the current receivable from the customer.

Financial statements (continued)

(d) On 25 February 2016, in relation to an agreement entered into with Dr Vijay Mallya (Dr Mallya) and described further at note 18(c) (25 February Agreement), the group incurred an exceptional operating charge of £49 million. This included provisions for payments to Dr Mallya of, in aggregate, $75 million (£53 million) over a five year period in consideration for (i) his resignation and the termination of his appointment and governance rights and his relinquishing of the rights and benefits attached to his position as Chairman and Non-Executive Director of United Spirits Limited (USL); (ii) his agreement to five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill undertakings; and (iii) his agreement that he and his affiliates would not pursue any claims against Diageo, USL and their affiliates. Separately, other arrangements entered into on 25 February 2016 resulted in a net gain of £4 million, comprising the gain upon termination of certain other agreements that were the subject of prior provisions, less legal fees directly attributable to the 25 February Agreement. In the year ended 30 June 2016 a payment of $40 million (£28 million) was made to Dr Mallya as the first instalment due under the 25 February Agreement. Owing to various reasons, including breaches of several provisions of the 25 February 2016 Agreement by Dr Mallya, Diageo believes that it was not liable to pay any further instalments under that agreement and accordingly the outstanding provision of $29 million (£23 million) was credited back to the income statement in the year ended 30 June 2017.

(e) On 1 January 2016, Diageo completed the sale of the majority of its wine interests in the United States and its UK based Percy Fox businesses to Treasury Wine Estates. Together with the sale of the group’s other wine interests in the United States the transactions resulted in a loss before taxation on disposal of £191 million in the year ended 30 June 2016.

In the year ended 30 June 2017 the guarantee in respect of the lease payments to Realty Income Corporation was settled and the working capital on disposal was agreed with Treasury Wine Estates resulting in a net £20 million exceptional gain.

(f) On 29 January 2016, Diageo disposed of its interests in Argentina to Grupo Peñaflor. The transaction resulted in a loss before taxation of £38 million including a cumulative exchange loss of £20 million, in respect of prior years, recycled from other comprehensive income and other directly attributable costs of £7 million.

(g) On 1 December 2015, Diageo disposed of its 42.25% equity interests in DHN Drinks, its 25% equity stake in Sedibeng Breweries Limited and its 15.01% equity stake in Namibia Breweries Limited (South African associate interests) to Heineken. The net cash consideration received was £120 million, which included the repayment of £31 million in respect of loans previously made to DHN Drinks and Sedibeng Breweries Limited. A loss before taxation of £27 million, including a £30 million cumulative exchange loss, in respect of prior years, recycled from other comprehensive income, was accounted for in the income statement.

(h) On 7 October 2015, Diageo disposed of its 57.87% shareholding in D&G (Jamaican Red Stripe business) and its 49.99% stake in GAPL Pte Limited (Singapore and Malaysian beer businesses) to Heineken resulting in a gain before taxation of £457 million.

(i) On 30 September 2015, the group completed the disposal of its shareholding in Central Glass Industries Limited (CGI), a Kenyan glass bottle manufacturer.

(j) During the year ended 30 June 2016 a guarantee provided by Diageo for a loan of $135 million (£92 million) given by Standard Chartered Bank (SCB) to Watson Limited was called and $135 million was paid to SCB. The underlying security package for the loan is currently being contested in court and a provision of $135 million was made in the year ended 30 June 2016.

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

The impact of derivatives, excluding cash flow hedges that are in respect of commodity risk management or those that are used to hedge the currency risk of highly probable future currency cash flows, is included in interest income or interest charge.

	2018 £ million	2017 £ million	2016 £ million
Interest income	155	148	153
Fair value gain on financial instruments	61	76	88

Total interest income(i)	216	224	241

Interest charge on bank loans and overdrafts	(53)	(72)	(67)
Interest charge on finance leases	(9)	(11)	(13)
Interest charge on all other borrowings	(333)	(368)	(379)
Fair value loss on financial instruments	(62)	(67)	(91)

Total interest charges(i)	(457)	(518)	(550)

Net interest charges	(241)	(294)	(309)

Net finance income in respect of post employment plans in surplus (note 13)	9	2	18
Hyperinflation adjustment in respect of Venezuela (note 1)	18	9	—
Other finance income	—	—	3

Total other finance income	27	11	21

Net finance charge in respect of post employment plans in deficit (note 13)	(20)	(27)	(23)
Unwinding of discounts	(14)	(8)	(11)
Change in financial liability (Level 3)	—	(8)	—
Hyperinflation adjustment in respect of Venezuela (note 1)	—	—	(1)
Other finance charges	(12)	(3)	(4)

Total other finance charges	(46)	(46)	(39)

Net other finance charges	(19)	(35)	(18)

(i)

Includes £73 million interest income and £(394) million interest charge in respect of financial assets and liabillities that are not measured at fair value through the income statement (2017—£91 million income and £(467) million charge, 2016—£84 million income and £(451) million charge).

6. Investments in associates and joint ventures

Accounting policies

An associate is an undertaking in which the group has a long term equity interest and over which it has the power to exercise significant influence. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The group’s interest in the net assets of associates and joint ventures is reported in investments in the consolidated balance sheet and its interest in their results (net of tax) is included in the consolidated income statement below the group’s operating profit. Associates and joint ventures are initially recorded at cost including transaction costs. Investments in associates and joint ventures are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment review compares the net carrying value with the recoverable amount, where the recoverable amount is the higher of the value in use calculated as the present value of the group’s share of the associate’s future cash flows and its fair value less costs to sell.

Diageo’s principal associate is Moët Hennessy, SAS (Moët Hennessy) of which Diageo owns 34%. Moët Hennessy is the spirits and wine subsidiary of LVMH Moët Hennessy – Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in France and is a producer and exporter of champagne and cognac brands.

Financial statements (continued)

A number of joint distribution arrangements have been established with LVMH in Asia Pacific and France, principally covering distribution of Diageo’s Scotch whisky and gin premium brands and Moët Hennessy’s champagne and cognac premium brands. Diageo and LVMH have each undertaken not to engage in any champagne or cognac activities competing with those of Moët Hennessy. The arrangements also contain certain provisions for the protection of Diageo as a non-controlling shareholder in Moët Hennessy.

(a) An analysis of the movement in the group’s investments in associates and joint ventures is as follows:

	Moët Hennessy £ million	Others £ million	Total £ million
Cost less provisions
At 30 June 2016	2,445	83	2,528
Exchange differences	117	3	120
Additions	—	10	10
Share of profit after tax	302	7	309
Dividends	(218)	(5)	(223)
Share of tax attributable to shareholders	85	—	85
Other	(5)	—	(5)

At 30 June 2017	2,726	98	2,824
Exchange differences	3	—	3
Additions	—	41	41
Share of profit after tax	305	4	309
Dividends	(150)	(9)	(159)
Other	(9)	—	(9)

At 30 June 2018	2,875	134	3,009

(1)	Investment in associates balance includes loans given to and preference shares invested in associates of £59 million (2017 – £27 million; 2016 – £19 million).

(b) Income statement information for the three years ended 30 June 2018 and balance sheet information as at 30 June 2018 and 30 June 2017 of Moët Hennessy is as follows:

	2018 £ million	2017 £ million	2016 £ million
Sales	4,445	4,356	3,491
Profit for the year	897	888	638
Total comprehensive income	799	838	509

Moët Hennessy prepares its financial statements under IFRS as endorsed by the EU in euros to 31 December each year. The results are adjusted for alignment to Diageo accounting policies and are a major part of the Wines & Spirits division of LVMH. The results are translated at £1 = €1.13 (2017 – £1 = €1.16; 2016 – £1 = €1.34).

Financial statements (continued)

	2018 £ million	2017 £ million
Non-current assets	4,251	4,160
Current assets	7,395	6,897

Total assets	11,646	11,057

Non-current liabilities	(972)	(973)
Current liabilities	(2,218)	(2,067)

Total liabilities	(3,190)	(3,040)

Net assets	8,456	8,017

(1)	Including acquisition fair value adjustments principally in respect of Moët Hennessy’s brands and translated at £1 = €1.13 (2017 – £1 = €1.14).

(c) Information on transactions between the group and its associates and joint ventures is disclosed in note 20.

(d) Investments in associates and joint ventures comprise the cost of shares less goodwill written off on acquisitions prior to 1 July 1998 of £1,239 million (2017 – £1,196 million), plus the group’s share of post acquisition reserves of £1,770 million (2017 – £1,628 million).

(e) The associates and joint ventures have not reported any material contingent liabilities in their latest financial statements.

7. Taxation

Accounting policies

Current tax is based on taxable profit for the year. Taxable profit is different from accounting profit due to temporary differences between accounting and tax treatments, and due to items that are never taxable or tax deductible. Tax benefits are not recognised unless it is probable that the tax positions are sustainable. Once considered to be probable, tax benefits are reviewed each year to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. Tax provisions are included in current liabilities. Penalties and interest on tax liabilities for the year ended 30 June 2018 are included in operating profit and finance charges, respectively. In prior years penalties and interest on tax liabilities were provided for in the tax charge.

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

Critical accounting estimates and judgements

The group is required to estimate the corporate tax in each of the many jurisdictions in which it operates. Manangement is required to estimate the amount that should be recognised as a tax liability or tax asset in many countries which are subject to tax audits which by their nature are often complex and can take several years to resolve. Current tax balances and tax provisions are based on management’s judgement and interpretation of country specific tax law and the likelihood of settlement. However the actual tax liabilities could differ from the provision and in such event the group would be required to make an adjustment in a subsequent period which could have a material impact on the group’s profit for the year.

The evaluation of deferred tax assets recoverability requires judgements to be made regarding the availability of future taxable income.

Financial statements (continued)

(a) Analysis of taxation charge for the year

	United Kingdom			Rest of world			Total
	2018 £ million	2017 £ million	2016 £ million	2018 £ million	2017 £ million	2016 £ million	2018 £ million	2017 £ million	2016 £ million
Current tax
Current year	131	50	61	503	541	515	634	591	576
Adjustments in respect of prior years	71	4	—	(2)	16	63	69	20	63

	202	54	61	501	557	578	703	611	639

Deferred tax
Origination and reversal of temporary differences	40	40	26	127	94	(109)	167	134	(83)
Changes in tax rates(i)	(11)	5	6	(360)	(14)	1	(371)	(9)	7
Adjustments in respect of prior years	95	13	2	2	(17)	(69)	97	(4)	(67)

	124	58	34	(231)	63	(177)	(107)	121	(143)

Taxation on profit from continuing operations	326	112	95	270	620	401	596	732	496

(i)	Includes the impact as a consequence of the reduction in the US Federal tax rate (from 35% to 21%) enacted by the Tax Cuts and Jobs Act (TCJA) in the United States.

(b) Exceptional tax (credits)/charges

The taxation charge includes the following exceptional items:

	2018 £ million	2017 £ million	2016 £ million
US tax reform(i)	(354)	—	—
UK transfer pricing settlement(ii)	143	—	—
UK industrial building allowance(iii)	21	—	—
Brand and tangible asset impairment	(13)	—	(10)
Sale of businesses	—	7	(49)
Customer claim in India	—	(11)	—
Disengagement agreements relating to United Spirits Limited	—	—	3

	(203)	(4)	(56)

(i)

The exceptional tax credit of £354 million ($478 million) resulted from applying the Tax Cuts and Jobs Act (TCJA), enacted on 22 December 2017, in the United States. The credit principally arose on remeasuring the deferred tax liabilities in respect of intangibles and other assets for the change in the US Federal tax rate from 35% to 21%, resulting in an exceptional tax credit of £363 million ($490 million), which is partially offset by £9 million ($12 million) exceptional tax charge in respect of repatriation of untaxed foreign earnings. In addition, there was a one-off charge of £11 million ($15 million) to other comprehensive income and equity, in respect of the remeasurement of the deferred tax assets on post employment liabilities and share-based incentive plans as a result of applying the provisions of the TCJA.

Financial statements (continued)

(ii)

In its interim announcement for the six months ended 31 December 2017, Diageo reported that discussions were being held with HMRC to seek clarity on Diageo’s transfer pricing and related issues, and that a preliminary assessment for diverted profits tax notice had been issued. Final charging notices were issued in August 2017 and Diageo paid £107 million in respect of the two years ended 30 June 2016. Diageo agreed in June 2018 with HMRC that diverted profits tax does not apply and at the same time has reached resolution on the transfer pricing issues being discussed. The agreement in respect of transfer pricing covers the period from 1 July 2014 to 30 June 2017 and has resulted in an additional UK tax charge of £143 million. In the year ended 30 June 2018 an additional tax charge of £47 million has been recognised in current tax which is based on the approach agreed with HMRC.

(iii)	A deferred tax asset of £21 million has been written off in respect of the difference between the book value and tax written value of industrial buildings in the United Kingdom.

(c) Taxation rate reconciliation and factors that may affect future tax charges

	2018 £ million	2017 £ million	2016 £ million
Profit from continuing operations before taxation	3,740	3,559	2,858

Notional charge at UK corporation tax rate of 19% (2017 – 19.75%; 2016 – 20%)	711	703	571
Elimination of notional tax on share of after tax results of associates and joint ventures	(58)	(60)	(44)
Differences in overseas tax rates (i)	134	162	50
Effect of intra-group financing	(61)	(64)	(97)
Non taxable gain on disposals of businesses	—	—	(90)
Other tax rate and tax base differences	(109)	(100)	(87)
Other items not chargeable	(79)	(78)	(66)
Impairment	16	—	21
Non deductible losses on disposal of businesses	—	(1)	24
Other non deductible exceptional items	9	7	31
Other items not deductible (ii)	238	156	180
Changes in tax rates	(371)	(9)	7
Adjustments in respect of prior years	166	16	(4)

Taxation on profit from continuing operations	596	732	496

(i)

Changes in overseas tax rates are mainly due to the application of the TCJA. Excludes impact of remeasurement of deferred tax liabilities due to US tax reform, which is included in changes in tax rates in the table above.

(ii)	Other items not deductible include irrecoverable withholding tax, controlled foreign companies charge and additional state and local taxes.

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

Significant ongoing changes in the international tax environment and an increase in global tax audit activity means that tax uncertainties and associated risks have been gradually increasing. In the medium term, these risks could result in an increase in tax liabilities or adjustments to the carrying value of deferred tax assets and liabilities. See note 18 (g).

The principal change in the reported tax rate for the year ended 30 June 2018 is principally driven by the changes enacted by the Tax Cuts and Jobs Act (TCJA) in the United States on 22 December 2017 and effective from 1 January 2018.

Financial statements (continued)

The group has a number of ongoing tax audits worldwide for which provisions are recognised based on best estimates and management’s judgments concerning the ultimate outcome of the audit. As at 30 June 2018 the ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of £65 million (2017 – £ nil) and tax liability of £243 million (2017 – £294 million) includes £231 million (2017 – £287 million) of provisions for tax uncertainties.

(d) Deferred tax assets and liabilities

The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax assets/(liabilities):

	Property, plant and equipment £ million	Intangible assets £ million	Post employment plans £ million	Tax losses £ million	Other temporary differences(i) £ million	Total £ million
At 30 June 2016	(126)	(2,201)	240	60	343	(1,684)
Exchange differences	6	(51)	5	2	8	(30)
Recognised in income statement – continuing operations	(60)	(25)	(3)	(25)	(8)	(121)
Recognised in other comprehensive income and equity	—	—	(130)	6	(21)	(145)
Discontinued operations	—	—	—	—	2	2

At 30 June 2017	(180)	(2,277)	112	43	324	(1,978)
Exchange differences	7	89	(2)	(1)	(11)	82
Recognised in income statement – continuing operations	(134)	(14)	(9)	(15)	(84)	(256)
Reclassification	(4)	—	(1)	—	5	—
Recognised in other comprehensive income and equity	—	—	(105)	5	35	(65)
Tax rate change-recognised in income statement	19	390	(16)	—	(30)	363
Tax rate change-recognised in other comprehensive income and equity	—	—	(6)	—	(5)	(11)

At 30 June 2018	(292)	(1,812)	(27)	32	234	(1,865)

(i)	Deferred tax on other temporary differences includes thalidomide provisions, restructuring provisions, share-based payments and intra group sales of products.

After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2018 £ million	2017 £ million
Deferred tax assets	122	134
Deferred tax liabilities	(1,987)	(2,112)

	(1,865)	(1,978)

The deferred tax assets of £122 million includes £40 million (2017 – £63 million) arising in jurisdictions with prior year taxable losses. The majority of the asset is in respect of Ireland, where the amounts arose from timing differences on pension funding payments. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, the majority of which can be carried forward indefinitely.

Financial statements (continued)

(e) Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following tax losses:

	2018 £ million	2017 £ million
Capital losses – indefinite	69	67
Trading losses – indefinite	92	80
Trading losses – expiry dates up to 2026	55	60

	216	207

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

The aggregate amount of temporary differences in respect of investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately £12 billion (2017 – £13.7 billion).

8. Discontinued operations

Accounting policies

Discontinued operations comprise disposal groups where they represent a major line of business or geographical area of operations or business activities that the group no longer participates in or did not form part of the group’s operations.

In the year ended 30 June 2017 discontinued operations comprised £55 million (net of deferred tax of £9 million), of additional amounts payable to the UK Thalidomide Trust, updates to the discount and inflation rates applied to the existing thalidomide provision and legal costs. Cash payments in the year ended 30 June 2017 in respect of the agreement were £31 million.

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

Financial statements (continued)

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

Financial statements (continued)

On an acquisition fair values are attributed to the assets and liabilities acquired. This may involve material judgement to determine these values.

(a) Acquisition of businesses

Fair value of net assets acquired and cash consideration paid in respect of the acquisition of businesses and the purchase of shares of non-controlling interests in the three years ended 30 June 2018 were as follows:

	Net assets acquired and consideration
	Casamigos £ million	Other £ million	2018 £ million	2017 £ million	2016 £ million
Brands and other intangibles	469	9	478	—	26
Inventories	4	—	4	—	—
Other working capital	5	(3)	2	—	—
Current tax	—	—	—	—	(1)
Deferred tax	—	—	—	—	(11)
Cash	6	—	6	—	—

Fair value of assets and liabilities	484	6	490	—	14
Goodwill arising on acquisition	237	12	249	—	(14)

Consideration payable	721	18	739	—	—

Satisfied by:
Cash consideration paid	549	6	555	—	—
Contingent consideration payable	172	12	184	—	—

	721	18	739	—	—

Cash consideration paid for Casamigos	549	—	549	—	—
Cash consideration paid for other subsidiaries	—	6	6	—	—
Cash consideration paid for investments in associates	—	12	12	6	10
Cash consideration paid in respect of prior year acquisitions	—	22	22	23	4
Capital injection in associates	—	11	11	2	1
Cash acquired	(6)	—	(6)	—	—

Net cash outflow on acquisition of businesses	543	51	594	31	15
Purchase of shares of non-controlling interests	—	—	—	—	21

Total net cash outflow	543	51	594	31	36

Casamigos

On 15 August 2017 Diageo completed the purchase of 100% of the share capital of Casamigos Tequila, LLC (Casamigos), a super premium tequila based in the United States, for $1,000 million (£777 million) of which $300 million (£233 million) was contingent on Casamigos achieving certain performance targets. Casamigos contributed £55 million to sales, £49 million to net sales, £4 million to operating profit (net of transaction costs of £4 million) and £3 million profit after tax in the year ended 30 June 2018.

It is expected that the goodwill will be deductible for tax purposes. The net present value of the contingent consideration payable was $221 million (£172 million) at the date of acquisition and is expected to be paid in tranches over the next ten years. The goodwill arising on the acquisition of Casamigos represents expected revenue and cost synergies and the acquired workforce.

Financial statements (continued)

Other

On 14 March 2018 Diageo completed the acquisition of Belsazar GmbH, a premium aperitif from Germany’s Black Forest.

On 2 May 2018 Diageo acquired 100% of the intellectual property of Pierde Almas, an ultra premium mezcal.

Prior year acquisitions

In the two years ended 30 June 2017, Diageo has made a number of small acquisitions of brands, distribution rights and equity interests in various drinks businesses for a consideration of £16 million.

(b) Sale of businesses

In the two years ended 30 June 2018 and 30 June 2017 there were no significant disposals completed by the group. In the year ended 30 June 2016 the group completed the sale of Diageo’s Jamaica, Singapore and Malaysian beer interests to Heineken for a net consideration £510 million. The group also completed the sale of its wine interests in the United States and its UK based Percy Fox businesses for a consideration of £397 million. In addition, the group disposed of its South African associate interests, its shareholding in Central Glass Industries Limited (CGI), the Bouvet wine business in France and the group’s subsidiary in Argentina for aggregate consideration of £159 million.

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

Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. The tests are dependent on management’s estimates in respect of the forecasting of future cash flows. Judgement is required in determining the cash-generating units, the discount rates applicable to the future cash flows and what expected growth rates are reasonable. Such estimates and judgements are subject to change as a result of changing economic conditions and actual cash flows may differ from forecasts.

	Brands £ million	Goodwill £ million	Other intangibles £ million	Computer software £ million	Total £ million
Cost
At 30 June 2016	8,656	2,767	1,472	568	13,463
Exchange differences	159	24	34	4	221
Additions	—	—	—	47	47
Disposals	—	—	—	(41)	(41)

At 30 June 2017	8,815	2,791	1,506	578	13,690
Exchange differences	(347)	(252)	(24)	(7)	(630)
Additions	478	249	—	35	762
Disposals	—	—	—	(2)	(2)

At 30 June 2018	8,946	2,788	1,482	604	13,820

Amortisation and impairment
At 30 June 2016	577	68	68	380	1,093
Exchange differences	9	—	1	3	13
Amortisation for the year	—	—	3	53	56
Disposals	—	—	—	(38)	(38)

At 30 June 2017	586	68	72	398	1,124
Exchange differences	(10)	(8)	—	(5)	(23)
Amortisation for the year	—	—	3	55	58
Exceptional impairment	40	50	—	—	90
Disposals	—	—	—	(1)	(1)

At 30 June 2018	616	110	75	447	1,248

Carrying amount
At 30 June 2018	8,330	2,678	1,407	157	12,572

At 30 June 2017	8,229	2,723	1,434	180	12,566

At 30 June 2016	8,079	2,699	1,404	188	12,370

Financial statements (continued)

(a) Brands

At 30 June 2018, the principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2018 £ million	2017 £ million
Crown Royal whisky	United States	1,109	1,126
McDowell’s No.1 whisky, rum and brandy	India	1,077	1,156
Captain Morgan	Global	910	924
Johnnie Walker whisky	Global	625	625
Smirnoff vodka	Global	624	634
Windsor Premier whisky	Korea	591	583
Casamigos tequila	United States	458	—
Yenì Raki	Turkey	280	372
Shui Jing Fang Chinese white spirit	Greater China	259	257
Signature whisky	India	202	218
Don Julio tequila	United States	195	216
Bell’s whisky	United Kingdom	179	179
Black Dog whisky	India	171	184
Seagram’s 7 Crown whiskey	United States	169	171
Antiquity whisky	India	167	180
Zacapa rum	Global	145	147
Seagram’s VO whisky	United States	144	146
Gordon’s gin	Europe	119	119
Bagpiper whisky	India	116	124
Old Parr whisky	Global	101	101
Other brands		689	767

		8,330	8,229

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

Financial statements (continued)

(b) Goodwill

For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units:

	2018 £ million	2017 £ million
North America	390	207
Europe and Turkey
– Europe (excluding Turkey)	170	154
– Turkey	284	377
Africa – Africa Regional Markets	27	93
Latin America and Caribbean – Mexico	133	103
Asia Pacific
– Greater China	131	130
– India	1,462	1,572
Other cash-generating units	81	87

	2,678	2,723

Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise Diageo’s distribution network to leverage marketing of the acquired products and the extension of the group’s portfolio of brands in new markets around the world.

(c) Other intangibles

Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the Directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2018 was £ 1,363 million (2017 – £1,385 million).

(d) Impairment testing

Impairment tests are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverable amounts are calculated based on the value in use approach. The value in use calculations are based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. The individual brands and their associated tangible fixed assets are aggregated and tested as separate cash-generating unit. Separate tests are carried out for each cash-generating unit (brand and attributable tangible fixed assets) and for each of the markets. Goodwill is attributed to each of the markets.

Cash flows

Cash flows are forecast for each cash-generating unit for the financial year, which is approved by management and reflects expectations of sales growth, operating costs and margin, based on past experience and external sources of information.

Discount rates

The discount rates used are the weighted average cost of capital which reflects the returns on government bonds and an equity risk premium adjusted for the drinks industry specific to the cash-generating units. Further risk premiums are applied according to management’s assessment of the risks in respect of the cash flows for a particular asset or cash-generating unit. The group applies post-tax discount rates to post-tax cash flows as the valuation calculated using this method closely approximates to applying pre-tax discount rates to pre-tax cash flows.

Financial statements (continued)

Long term growth rates, period of growth and terminal growth rates

The terminal growth rates applied at the end of the forecast period are the long term annual inflation rate of the country adjusted to take into account circumstances specific to the asset or cash-generating unit. For some intangible assets, management expects to achieve growth, driven by Diageo’s sales, marketing and distribution expertise, which is significantly in excess of the terminal growth rates for the applicable countries or regions. In these circumstances, the recoverable amount is calculated based on a five-year detailed plan and extended by up to an additional ten years using the annual growth rate of the real gross domestic product (GDP) of the country or region aggregated with its inflation rate, adjusted to take into account circumstances specific to the asset or cash-generating unit. In the calculation of the terminal value, the long term annual inflation rate of the country is used as the terminal growth rate.

For goodwill, these assumptions are based on the cash-generating unit or group of units to which the goodwill is attributed. For brands, they are based on a weighted average taking into account the country or countries where sales are made.

The pre-tax discount rates and terminal growth rates used for impairment testing are as follows:

	2018		2017
	Pre-tax discount rate %	Terminal growth rate %	Pre-tax discount rate %	Terminal growth rate %
North America – United States	10	2	10	2
Europe and Turkey
– Europe	7	2	8	2
– Turkey	16	5	16	5
Africa
– Africa Regional Markets	25	5	21	4
– Ethiopia	24	8	24	8
– South Africa	16	5	18	5
Latin America and Caribbean
– Brazil	15	4	15	5
– Mexico	16	3	17	3
Asia Pacific
– Korea	8	2	8	2
– Greater China	9	2	10	3
– India	14	5	14	6

In the year ended 30 June 2018, an impairment charge in respect of the Meta brand, the related tangible fixed assets, associated spare parts included in inventories and goodwill allocated to the Africa Regional Markets cash-generating unit of £40 million, £35 million, £3 million and £50 million, respectively, was charged to operating exceptional expenses. The impairment reduced the deferred tax liability, attributable to the brand and tangible fixed assets by £13 million resulting in a net exceptional loss of £115 million. Forecast cash flow assumptions were reduced principally due to the devaluation of the Ethiopian Birr increasing costs of imported raw materials and products, an increased competitive environment and political unrest in Ethiopia.

Financial statements (continued)

(e) Sensitivity to change in key assumptions

Impairment testing for the year ended 30 June 2018 has identified the following cash-generating units as being sensitive to reasonably possible changes in assumptions.

The table below shows the headroom at 30 June 2018 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

	Headroom £ million	1ppt increase in discount rate £ million	10% decrease in annual cash flow £ million	2ppt decrease in annual growth rate £ million	5ppt decrease in annual growth rate in forecast period 2019-2029 £ million
India(i)	823	—	—	—	(907)
Windsor Premier brand(ii)	170	—	—	(56)	—
Africa Regional Markets(iii)	—	(15)	(29)	—	—

(i)

As India is a developing market, where maturity is not expected for a number of years, a management forecast growth projection was used until 2029. The only change in the key assumptions considered reasonably possible that would result in an impairment of the cash-generating unit would be a 5ppt decrease in the annual growth rates throughout the forecast period. The cumulative effect of such a change is disclosed in the table above.

(ii)

The Windsor Premier brand is disclosed as sensitive due to the challenging whisky market in Korea. The only change in the key assumptions considered reasonably possible that would result in an impairment of the brand would be a 2ppt decrease in the annual growth rate in perpetuity. The cumulative effect of such a change is disclosed in the table above.

(iii)

Reasonably possible changes in the key assumptions that would result in further impairment of the goodwill allocated to Africa Regional Markets cash-generating unit would be a 1ppt increase in discount rate or a 10% decrease in annual cash flows.

It remains possible that changes in assumptions could arise in excess of those indicated in the table above.

For all intangibles with an indefinite life, other than those disclosed in the table above, management has concluded that no reasonable possible change in the key assumptions on which it has determined the recoverable amounts would cause their carrying values to exceed their recoverable amounts.

11. Property, plant and equipment

Accounting policies

Land and buildings are stated at cost less accumulated depreciation. Freehold land is not depreciated. Leaseholds are generally depreciated over the unexpired period of the lease. Other property, plant and equipment are depreciated on a straight-line basis to estimated residual values over their expected useful lives, and these values and lives are reviewed each year. Subject to these reviews, the estimated useful lives fall within the following ranges: buildings – 10 to 50 years; within plant and equipment casks and containers – 15 to 50 years; other plant and equipment – 5 to 25 years; fixtures and fittings – 5 to 10 years; and returnable bottles and crates – 5 to 10 years.

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

Financial statements (continued)

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

	Land and buildings £ million	Plant and equipment £ million	Fixtures and fittings £ million	Returnable bottles and crates £ million	Under construction £ million	Total £ million
Cost
At 30 June 2016	1,483	3,783	122	516	310	6,214
Exchange differences	39	(12)	(1)	(14)	—	12
Additions	39	117	14	28	261	459
Disposals	(28)	(90)	(10)	(24)	(3)	(155)
Transfers	95	160	2	17	(274)	—

At 30 June 2017	1,628	3,958	127	523	294	6,530
Exchange differences	(36)	(73)	(6)	(9)	(7)	(131)
Sale of businesses	(2)	—	—	—	—	(2)
Additions	20	138	7	27	372	564
Disposals	(38)	(84)	(6)	(25)	(4)	(157)
Transfers	13	163	4	18	(223)	(25)

At 30 June 2018	1,585	4,102	126	534	432	6,779

Depreciation
At 30 June 2016	400	1,513	80	340	—	2,333
Exchange differences	3	(5)	—	(7)	—	(9)
Depreciation charge for the year	57	196	13	39	—	305
Disposals	(12)	(73)	(7)	(21)	—	(113)

At 30 June 2017	448	1,631	86	351	—	2,516
Exchange differences	(10)	(32)	(4)	(4)	—	(50)
Depreciation charge for the year	48	210	15	37	—	310
Exceptional impairment	—	26	—	9	—	35
Sale of businesses	(1)	—	—	—	—	(1)
Disposals	(18)	(74)	(6)	(22)	—	(120)

At 30 June 2018	467	1,761	91	371	—	2,690

Carrying amount
At 30 June 2018	1,118	2,341	35	163	432	4,089

At 30 June 2017	1,180	2,327	41	172	294	4,014

At 30 June 2016	1,083	2,270	42	176	310	3,881

(a) The net book value of land and buildings comprises freeholds of £1,073 million (2017 – £1,128 million), long leaseholds of £25 million (2017 – £31 million) and short leaseholds of £20 million (2017 – £21 million). Depreciation was not charged on £147 million (2017 – £196 million) of land.

Financial statements (continued)

(b) At 30 June 2018, tangible fixed assets held under finance leases amounted to £231 million (2017 – £250 million), principally in respect of plant and equipment. Depreciation on assets held under finance leases was £16 million (2017 – £15 million).

(c) Property, plant and equipment is net of a government grant of £140 million (2017 – £142 million) received in prior years in respect of the construction of a rum distillery in the United States Virgin Islands.

(d) Transfers in the year ended 30 June 2018 include £25 million transferred to assets held for sale.

(e) In the year ended 30 June 2018, an exceptional accelerated depreciation and impairment of £35 million in respect of Ethiopian tangible fixed assets was charged to other operating exceptional expenses. For further information see note 10(d).

12. Other investments

Accounting policies

Other investments are such equity investments that are not classified as investments in associates or joint arrangements nor investments in subsidiaries. They are included in non-current assets. Subsequent to initial measurement, other investments are stated at fair value. Gains and losses arising from the changes in fair value are recognised in the income statement or in other comprehensive income on a case by case basis. Accumulated gains and losses included in other comprehensive income are not recycled to the income statement. Dividends from other investments are recognised in the consolidated income statement.

Loans receivable are non-derivative financial assets that are not classified as equity investments. They are subsequently measured either at amortised cost using the effective interest method less allowance for impairment or at fair value with gains and losses arising from changes in fair value recognised in the income statement or in other comprehensive income that are recycled to the income statement on the de-recognition of the asset. Allowances for expected credit losses are made based on the risk of non-payment taking into account ageing, previous experience, economic conditions and forward looking data. Such allowances are measured as either 12-months expected credit losses or lifetime expected credit losses depending on changes in the credit quality of the counterparty.

	Loans £ million	Others £ million	Total £ million
Cost less allowances or fair value
At 30 June 2016	23	8	31
Exchange differences	1	—	1
Additions	2	—	2
Repayments and disposals	(5)	—	(5)
Fair value adjustment	—	2	2

At 30 June 2017	21	10	31
Exchange differences	(1)	2	1
Additions	21	—	21
Repayments and disposals	(2)	(2)	(4)
Fair value adjustment	(4)	1	(3)

At 30 June 2018	35	11	46

(a)

At 30 June 2018, loans comprise £35 million (2017 – £18 million; 2016 – £21 million) of loans to customers and other third parties, after allowances of £108 million (2017 – £110 million; 2016 – £98 million), and £nil (2017 – £3 million; 2016 – £2 million) of loans to associates.

(b)

Loans include a loan of $135 million (£104 million) provided by Standard Chartered Bank (SCB) to Watson Limited and guaranteed by a subsidiary of the group. The loan became due in May 2015 and was paid to SCB by Diageo in January 2016. The amount receivable from Watson Limited in respect of the guarantee has been fully provided for.

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

Critical accounting estimates and judgements

Application of IAS 19 requires the exercise of estimate and judgement in relation to various assumptions.

Diageo determines the assumptions on a country by country basis in conjunction with its actuaries. Estimates are required in respect of uncertain future events including the life expectancy of members of the funds, salary and pension increases, future inflation rates, discount rates and employee and pensioner demographics. The application of different assumptions could have a significant effect on the amounts reflected in the income statement, other comprehensive income and the balance sheet. There may be interdependencies between the assumptions.

Where there is an accounting surplus on a defined benefit plan management judgement is necessary to determine whether the group can obtain a refund of the surplus by reducing future contributions to the plan.

(a) Post employment benefit plans

The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. The majority of the plans are defined benefit plans and are funded by payments to separately administered trusts or insurance companies. The group also operates a number of plans that are generally unfunded, primarily in the United States, which provide employees post employment medical benefits.

The principal plans are in the United Kingdom, Ireland and the United States where benefits are based on employees’ length of service and salary at retirement. All valuations were performed by independent actuaries using the projected unit credit method to determine pension costs. The most recent funding valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom(i)	1 April 2015
Ireland(ii)	31 December 2015
United States	1 January 2018

(i)

The triennial valuation of the Diageo Pension Scheme (the UK Scheme) as at 1 April 2018 is in progress and the results of this valuation are expected to be agreed by Diageo and the trustee later in calendar year 2018. The Diageo Pension Scheme (the UK Scheme) closed to new members in November 2005. Employees who have joined Diageo in the United Kingdom since the defined benefit scheme closed had been eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit pension plan) until 1 January 2018. Since then new employees have been eligible to become members of a Diageo administered defined contribution plan. From 1 April 2018 there were changes to the future benefits earnt by employees in the UK Scheme. The changes impact the ongoing service cost but not the benefits earnt by the members as at 31 March 2018.

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

The amounts charged to the consolidated income statement for the group’s defined benefit post employment plans and the consolidated statement of comprehensive income for the three years ended 30 June 2018 are as follows:

	2018 £ million	2017 £ million	2016 £ million
Current service cost and administrative expenses	(123)	(133)	(112)
Past service gains	33	14	1
Gains on curtailments and settlements	6	10	1
Charge to operating profit	(84)	(109)	(110)
Net finance charge in respect of post employment plans	(11)	(25)	(5)

Charge before taxation(i)	(95)	(134)	(115)

Actual returns less amounts included in finance income	312	973	61
Experience (losses) / gains	(30)	58	91
Changes in financial assumptions	108	(466)	(1,066)
Changes in demographic assumptions	69	86	62

Other comprehensive income/(loss)	459	651	(852)
Changes in the surplus restriction	(2)	1	—

Total other comprehensive income/(loss)	457	652	(852)

(i) The charge before taxation in respect of the following countries is:

	2018 £ million	2017 £ million	2016 £ million
United Kingdom	(49)	(67)	(50)
Ireland	1	(15)	(19)
United States	(29)	(34)	(27)
Other	(18)	(18)	(19)

	(95)	(134)	(115)

In addition to the charge in respect of defined benefit post employment plans, contributions to the group’s defined contribution plans were £18 million (2017 – £17 million; 2016 – £16 million).

Financial statements (continued)

The movement in the net (deficit)/surplus for the two years ended 30 June 2018 is set out below:

	Plan assets £ million	Plan liabilities £ million	Net (deficit)/surplus £ million
At 30 June 2016	8,256	(9,447)	(1,191)
Exchange differences	99	(135)	(36)
Charge before taxation	173	(307)	(134)
Other comprehensive income/(loss)(i)	973	(322)	651
Contributions by the group	220	—	220
Employee contributions	8	(8)	—
Benefits paid	(503)	503	—

At 30 June 2017	9,226	(9,716)	(490)
Exchange differences	(1)	1	—
Charge before taxation	227	(322)	(95)
Other comprehensive income(i)	312	147	459
Contributions by the group	192	—	192
Employee contributions	6	(6)	—
Benefits paid	(652)	652	—

At 30 June 2018	9,310	(9,244)	66

(i)	Excludes surplus restriction.

The plan assets and liabilities by type of post employment benefit and country is as follows:

	2018		2017
	Plan assets £ million	Plan liabilities £ million	Plan assets £ million	Plan liabilities £ million
Pensions
United Kingdom	6,792	(6,032)	6,789	(6,680)
Ireland	1,745	(2,148)	1,663	(1,952)
United States	525	(505)	522	(516)
Other	180	(215)	178	(215)
Post employment medical	1	(259)	2	(263)
Other post employment	67	(85)	72	(90)

	9,310	(9,244)	9,226	(9,716)

The balance sheet analysis of the post employment plans is as follows:

	2018		2017
	Non- current assets(i) £ million	Non- current liabilities £ million	Non- current assets(i) £ million	Non- current liabilities £ million
Funded plans	935	(593)	281	(492)
Unfunded plans	—	(279)	—	(280)

	935	(872)	281	(772)

(i)	Includes surplus restriction of £3 million (2017 – £1 million).

Financial statements (continued)

(b) Principal risks and assumptions

The material post employment plans are not exposed to any unusual, entity specific or scheme specific risks but there are general risks:

Inflation – the majority of the plans’ obligations are linked to inflation. Higher inflation will lead to increased liabilities which is partially offset by the plans holding inflation linked gilts, swaps and caps against the level of inflationary increases.

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

Asset returns – Assets held by the pension plans are invested in a diversified portfolio of equities, bonds and other assets. Volatility in asset values will lead to movements in the net deficit/surplus reported in the consolidated balance sheet for post employment plans which in addition will also impact the post employment expense in the consolidated income statement.

The following weighted average assumptions were used to determine the group’s deficit/surplus in the main post employment plans at 30 June in the relevant year. The assumptions used to calculate the charge/credit in the consolidated income statement for the year ended 30 June are based on the assumptions disclosed as at the previous 30 June.

	United Kingdom			Ireland			United States(i)
	2018%	2017%	2016%	2018%	2017%	2016%	2018%	2017%	2016%
Rate of general increase in salaries(ii)	4.3	4.4	4.0	3.2	3.0	2.8	—	—	—
Rate of increase to pensions in payment	3.3	3.4	3.1	2.0	1.7	1.6	—	—	—
Rate of increase to deferred pensions	2.1	2.2	1.8	1.8	1.6	1.4	—	—	—
Discount rate for plan liabilities	2.8	2.6	2.9	1.7	2.1	1.4	4.1	3.7	3.5
Inflation - CPI	2.1	2.2	1.8	1.8	1.6	1.4	2.1	1.8	1.4
Inflation - RPI	3.1	3.2	2.8	—	—	—	—	—	—

(i)	The salary increase assumption in the United States is not a significant assumption as only a minimal amount of members’ pension entitlement is dependent on a member’s projected final salary.
(ii)	The salary increase assumptions include an allowance for age related promotional salary increases.

For the principal UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom(i)			Ireland(ii)			United States
	2018 Age	2017 Age	2016 Age	2018 Age	2017 Age	2016 Age	2018 Age	2017 Age	2016 Age
Retiring currently at age 65
Male	86.1	86.3	86.4	86.4	86.3	86.2	86.0	85.9	86.3
Female	88.4	88.1	88.3	89.2	89.0	88.9	88.0	87.9	88.3
Currently aged 45, retiring at age 65
Male	88.2	88.2	88.6	89.4	89.2	89.1	87.6	87.5	88.0
Female	90.5	90.5	91.2	92.1	91.9	91.8	89.6	89.5	89.9

(i)	Based on the CMI’s latest SAPS mortality tables with scaling factors based on the experience of the plan and where people live, with suitable future improvements.
(ii)	Based on the ‘00’ series of mortality tables with scaling factors based on the experience of the plan and with suitable future improvements.

Financial statements (continued)

For the significant assumptions, the following sensitivity analyses estimate the potential impacts on the consolidated income statement for the year ended 30 June 2018 and on the plan liabilities at 30 June 2018:

	United Kingdom			Ireland			United States and other
Benefit/(cost)	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million
Effect of 0.5% increase in discount rate	5	21	512	3	4	190	1	1	32
Effect of 0.5% decrease in discount rate	(6)	(19)	(575)	(4)	(4)	(220)	(1)	(1)	(35)
Effect of 0.5% increase in inflation	(5)	(15)	(462)	(4)	(6)	(197)	—	(1)	(12)
Effect of 0.5% decrease in inflation	5	13	408	3	5	169	—	1	11
Effect of one year increase in life expectancy	(1)	(6)	(259)	(1)	(2)	(89)	—	(1)	(25)

(i)	The estimated effect on the liabilities excludes the impact of any interest rate and inflation swaps held by the pension plans.
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

Guaranteed minimum pension in the United Kingdom

Prior to 6 April 1997, individuals who contracted out of the UK State Second Pension were entitled to a Guaranteed Minimum Pension (GMP). Men accrued GMP at different rates on different terms to women. There is a current court case, not involving Diageo, challenging the potential unequal treatment of GMP for men and women which may lead to additional liabilities in the DPS. No allowance has been made for any additional provision which may be required in relation to GMP equalisation in the IAS 19 defined benefit obligation as at 30 June 2018 as it not possible to meaningfully quantify any additional provision pending the outcome of the legal proceedings.

(c) Investment and hedging strategy

The investment strategy for the group’s funded post employment plans is determined locally by the trustees of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The objective of the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, whilst taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using the funds of the plans to invest in a variety of asset classes that are expected over the long term to deliver a target rate of return. The majority of the investment strategies have significant amounts allocated to equities, with the intention that this will result in the ongoing cost to the group of the post employment plans being lower over the long term, within acceptable boundaries of risk. Significant amounts are invested in bonds in order to provide a natural hedge against movements in the liabilities of the plans. At 30 June 2018, approximately 42% and 79% (2017 – 38% and 78%) of the UK Scheme’s liabilities were hedged against future movements in interest rates and inflation, respectively, through the combined effect of bonds and swaps. At 30 June 2018, approximately 45% and 72% (2017 – 36% and 68%) of the Irish Scheme’s liabilities were hedged against future movements in interest rates and inflation, respectively, through the combined effect of bonds and swaps.

Financial statements (continued)

The discount rates used are based on the yields of high quality fixed income investments. For the UK plans, which represent approximately 65% of total plan liabilities, the discount rate is determined by reference to the yield curves of AA-rated corporate bonds for which the timing and amount of cash outflows are similar to those of the plans. A similar process is used to determine the discount rates used for the non-UK plans.

An analysis of the fair value of the plan assets is as follows:

	2018				2017
	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million
Equities
Quoted	758	316	242	1,316	902	367	296	1,565
Unquoted and private equity	399	1	18	418	365	2	19	386
Bonds
Fixed-interest government	133	103	42	278	193	153	50	396
Inflation-linked government	1,063	262	1	1,326	1,036	182	—	1,218
Investment grade corporate	934	344	363	1,641	998	277	337	1,612
Non-investment grade	147	49	16	212	230	51	17	298
Loan securities	1,112	303	—	1,415	956	222	—	1,178
Repurchase agreements	2,799	—	—	2,799	2,812	—	—	2,812
Liability driven investment (LDI)	139	50	—	189	122	69	—	191
Property – unquoted	689	94	1	784	641	121	1	763
Hedge funds	68	138	—	206	—	151	—	151
Interest rate and inflation swaps	(1,415)	70	—	(1,345)	(1,440)	41	—	(1,399)
Cash and other	(34)	15	90	71	(26)	27	54	55

Total bid value of assets	6,792	1,745	773	9,310	6,789	1,663	774	9,226

(1)

The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long term.

(2)	At 30 June 2017 the Irish Scheme’s plan assets included £0.5 million invested in the ordinary shares of Diageo plc.

Total cash contributions by the group to all post employment plans in the year ending 30 June 2019 are estimated to be approximately £200 million.

(d) Deficit funding arrangements

UK plans

In the year ended 30 June 2011 the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2018 held inventory with a book value of £647 million (2017 – £532 million). The partnership is fully consolidated in the group financial statements. The UK Scheme has a limited interest in the partnership and, as a partner, is entitled to a distribution from the profits of the partnership which for the year ended 30 June 2018 was £25 million (2017 – £25 million) and is expected to be approximately the same amount for the next six years.

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

Financial statements (continued)

Irish plans

The group has also agreed a deficit funding arrangement with the trustees of the Irish Scheme under which it contributes to the Irish Scheme €23 million (£20 million) per annum until the year ending 30 June 2028. The agreement also provides for additional cash contributions into escrow of up to €135 million (£119 million) if the deficit is not reduced at each triennial valuation to agreed limits up to 2027. As part of this funding plan, Diageo has also granted to the Irish Scheme a contingent asset comprising mortgages over certain land and buildings and fixed and floating charges over certain receivables of the group up to a value of €200 million (£177 million). Following the actuarial triennial valuation as of 31 December 2015, the group made additional cash contributions of €32 million (£28 million) during the year ended 30 June 2017, €9 million (£8 million) in the year ended 30 June 2018 and is expected to pay €9 million (£8 million) in the year ending 30 June 2019. The group has also agreed to make conditional payments up to a maximum of €29 million (£26 million) if the deficit on the plan is greater than €232 million (£205 million) at the 2018 actuarial triennial valuation. Any conditional payments would be made equally over the three years after the 31 December 2018 actuarial triennial valuation has been agreed.

(e) Timing of benefit payments

The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

	United Kingdom		Ireland		United States
	2018 £ million	2017 £ million	2018 £ million	2017 £ million	2018 £ million	2017 £ million
Maturity analysis of benefits expected to be paid
Within one year	575	347	75	76	49	57
Between 1 to 5 years	1,144	1,079	370	374	187	243
Between 6 to 15 years	2,575	2,800	751	742	380	366
Between 16 to 25 years	2,196	2,511	727	701	242	234
Beyond 25 years	3,325	4,201	1,260	1,170	207	198

Total	9,815	10,938	3,183	3,063	1,065	1,098

	years	years	years	years	years	years
Average duration of the defined benefit obligation	19	19	19	19	10	10

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

Financial statements (continued)

Trade and other receivables are initially recognised at fair value less transaction costs and subsequently carried at amortised cost less any allowance for discounts and doubtful debts. Trade receivables arise from contracts with customers, and are recognised when performance obligations are satisfied, and the consideration due is unconditional as only the passage of time is required before the payment is received. Allowance losses are calculated by reviewing lifetime expected credit losses using historic and forward-looking data on credit risk.

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

(a) Inventories

	2018 £ million	2017 £ million
Raw materials and consumables	321	327
Work in progress	44	45
Maturing inventories	4,028	3,820
Finished goods and goods for resale	622	596

	5,015	4,788

Maturing inventories include whisk(e)y, rum, tequila and Chinese white spirits. The following amounts of inventories are expected to be utilised after more than one year:

	2018 £ million	2017 £ million
Raw materials and consumables	12	8
Maturing inventories	3,253	3,194

	3,265	3,202

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2018 £ million	2017 £ million	2016 £ million
Balance at beginning of the year	88	73	53
Exchange differences	(2)	(1)	5
Income statement charge	—	41	33
Utilised	(15)	(25)	(15)
Sale of businesses	—	—	(3)

	71	88	73

Financial statements (continued)

(b) Trade and other receivables

	2018		2017
	Current assets £ million	Non-current assets £ million	Current assets £ million	Non-current assets £ million
Trade receivables	2,152	—	2,130	—
Interest receivable	14	—	19	—
Other receivables	335	38	244	45
Prepayments	157	8	159	13
Accrued income	20	—	40	—

	2,678	46	2,592	58

At 30 June 2018, approximately 13%, 20% and 12% of the group’s trade receivables of £2,152 million are due from counterparties based in the United Kingdom, the United States and India, respectively. Accrued income primarily represents amounts receivable from customers in respect of performance obligations satisfied but not yet invoiced.

The aged analysis of trade receivables, net of allowances, is as follows:

	2018 £ million	2017 £ million
Not overdue	2,067	2,026
Overdue 1 – 30 days	19	28
Overdue 31 – 60 days	19	19
Overdue 61 – 90 days	13	11
Overdue 91 – 180 days	21	21
Overdue more than 180 days	13	25

	2,152	2,130

Trade and other receivables are disclosed net of allowance for doubtful debts, an analysis of which is as follows:

	2018 £ million	2017 £ million	2016 £ million
Balance at beginning of the year	129	83	71
Exchange differences	(4)	(1)	5
Income statement charge	18	54	15
Written off	(46)	(7)	(8)

	97	129	83

The write-off for the year ended 30 June 2018 includes £32 million in respect of a claim made by a customer in India which was charged to the income statement in the year ended 30 June 2017. See note 4(c).

Financial statements (continued)

(c) Trade and other payables

	2018		2017
	Current liabilities £ million	Non-current liabilities £ million	Current liabilities £ million	Non-current liabilities £ million
Trade payables	1,514	—	1,365	—
Interest payable	104	—	75	—
Tax and social security excluding income tax	638	2	543	2
Other payables	471	204	487	16
Accruals	1,165	3	1,064	6
Deferred income	37	—	29	—
Dividend payable to non-controlling interests	21	—	—	—

	3,950	209	3,563	24

Interest payable at 30 June 2018 includes interest on non-derivative financial instruments of £100 million (2017 – £68 million). Deferred income represents amounts paid by customers in respect of performance obligations not yet satisfied. Non-current liabilities includes £175 million in respect of the net present value of contingent consideration in respect of the acquisition of Casamigos.

(d) Provisions

	Thalidomide £ million	Other £ million	Total £ million
At 30 June 2017	223	192	415
Exchange differences	—	(12)	(12)
Disposal of businesses	—	(1)	(1)
Provisions charged during the year	—	53	53
Provisions utilised during the year	(13)	(50)	(63)
Transfers to other payables	—	(2)	(2)
Unwinding of discounts	7	—	7

At 30 June 2018	217	180	397

Current liabilities	14	95	109
Non-current liabilities	203	85	288

	217	180	397

(a) Provisions have been established in respect of the discounted value of the group’s commitment to the UK and Australian Thalidomide Trusts. These provisions will be utilised over the period of the commitments up to 2037.

(b) The largest item in other provisions at 30 June 2018 is £48 million in respect of employee deferred compensation plans which will be utilised when employees leave the group.

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

15. Financial instruments and risk management

Accounting policies

Financial assets and liabilities are initially recorded at fair value including, where permitted by IFRS 9, any directly attributable transaction costs. For those financial assets that are not subsequently held at fair value, the group assesses whether there is evidence of impairment at each balance sheet date.

The group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at amortised cost, financial assets and liabilities at fair value through profit and loss and financial assets at fair value through other comprehensive income.

The accounting policies for other investments and loans are described in note 12, for trade and other receivables and payables in note 14 and for cash and cash equivalents in note 16.

Financial assets and liabilities at fair value through profit or loss include derivative assets and liabilities. Where financial assets or liabilities are eligible to be carried at either amortised cost or fair value through other comprehensive income the group does not apply the fair value option.

Derivative financial instruments are carried at fair value using a discounted cash flow model based on market data applied consistently for similar types of instruments. Gains and losses on derivatives that do not qualify for hedge accounting treatment are taken to the income statement as they arise.

Other financial liabilities are carried at amortised cost unless they are part of a fair value hedge relationship. The difference between the initial carrying amount of the financial liabilities and their redemption value is recognised in the income statement over the contractual terms using the effective interest rate method.

Hedge accounting

The group designates and documents certain derivatives as hedging instruments against changes in fair value of recognised assets and liabilities (fair value hedges), highly probable forecast transactions or the cash flow risk from a change in exchange or interest rates (cash flow hedges) and hedges of net investments in foreign operations (net investment hedges). The designated portion of the hedging instruments is included in other financial assets and liabilities on the consolidated balance sheet. The effectiveness of such hedges is assessed at inception and at least on a quarterly basis, using prospective testing. Methods used for testing effectiveness include dollar offset, critical terms, regression analysis and hypothetical models.

Fair value hedges are used to manage the currency and/or interest rate risks to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of the derivatives are recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability.

If such a hedge relationship no longer meets hedge accounting criteria, fair value movements on the derivative continue to be taken to the income statement while any fair value adjustments made to the underlying hedged item to that date are amortised through the income statement over its remaining life using the effective interest rate method.

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

Treasury operations are conducted within a framework of board approved policies and guidelines, which are recommended and monitored by the finance committee, chaired by the Chief Financial Officer. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk which are periodically reviewed by the Board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board approved strategies. Transactions arising from the application of this flexibility are carried at fair value, gains or losses are taken to the income statement as they arise and are separately monitored on a daily basis using Value at Risk analysis. In the years ended 30 June 2018 and 30 June 2017 gains and losses on these transactions were not material. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.

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

Hedge of net investment in foreign operations

The group hedges a certain portion of its exposure to fluctuations in the sterling value of its foreign operations by designating borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. For the year ended 30 June 2018 the group’s policy was to maintain total net investment Value at Risk below £1.5 billion, where Value at Risk is defined as the maximum amount of loss over a one-year period with a 95% probability confidence level.

At 30 June 2018 foreign currency borrowings and financial derivatives designated in net investment hedge relationships amounted to £5,238 million (2017 – £6,746 million).

Financial statements (continued)

Hedge of foreign currency debt

The group uses cross currency interest rate swaps to hedge the foreign currency risk associated with certain foreign currency denominated borrowings.

Transaction exposure hedging

The group’s policy is to hedge up to 24 months forecast transactional foreign currency risk on the net US dollar exposure of the group targeting 75% coverage for the current financial year and up to 18 months for other currency pairs. The group’s exposure to foreign currency risk arising principally on forecasted sales transactions is managed using forward agreements.

(b) Interest rate risk

The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the Board, primarily through issuing fixed and floating rate borrowings and commercial paper, and by utilising interest rate swaps. These practices aim to minimise the group’s net finance charges with acceptable year on year volatility. To facilitate operational efficiency and effective hedge accounting, the group’s policy is to maintain fixed rate borrowings within a band of 40% to 60% of forecast net borrowings. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of the group’s existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. The group’s net borrowings interest rate profile as at 30 June 2018 and 2017 is as follows:

	2018		2017
	£ million	%	£ million	%
Fixed rate	4,739	52	4,443	57
Floating rate(i)	4,245	47	3,336	42
Impact of financial derivatives and fair value adjustments	107	1	113	1

Net borrowings	9,091	100	7,892	100

(i)	The floating rate portion of net borrowings includes cash and cash equivalents, collaterals, floating rate loans and bonds, bank overdrafts and finance lease obligations.

The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate
2018 £ million	2017 £ million	2016 £ million	2018%	2017%	2016%
9,063	8,771	9,245	2.6	3.5	3.3

(1) For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings includes the impact of interest rate swaps that are no longer in a hedge relationship but excludes the market value adjustment for cross currency interest rate swaps.

(c) Commodity price risk

Commodity price risk is managed in line with the principles approved by the Board either through long term purchase contracts with suppliers or, where appropriate, derivative contracts. The group policy is to maintain the Value at Risk of commodity price risk arisen from commodity exposures below 75 bps of forecast gross margin in any given financial year. Where derivative contracts are used the commodity price risk exposure is hedged up to 24 months of forecast volume through exchange-traded and over-the-counter contracts (futures, forwards, swaps and options) and cash flow hedge accounting is applied.

Financial statements (continued)

(d) Market risk sensitivity analysis

The group uses a sensitivity analysis that estimates the impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2018 and 30 June 2017, for each class of financial instruments with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on the net post employment benefit liabilities and assets, and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

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

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss)(i) (ii)
	2018 £ million	2017 £ million	2018 £ million	2017 £ million
0.5% decrease in interest rates	(19)	(20)	(18)	(12)
0.5% increase in interest rates	19	20	19	13
10% weakening of sterling	(15)	(19)	(833)	(835)
10% strengthening of sterling	11	16	680	684

(i)	The impact on foreign currency borrowings and derivatives in net investment hedges is largely offset by the foreign exchange difference arising on the translation of net investments.
(ii)	The impact on the consolidated statement of comprehensive income includes the impact on the income statement.

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

The carrying amount of financial assets represents the group’s exposure to credit risk at the balance sheet date as disclosed in section (i), excluding the impact of any collateral held or other credit enhancements. A financial asset is in default when the counterparty fails to pay its contractual obligations. Financial assets are written off when there is no reasonable expectation of recovery.

Credit risk is managed separately for financial and business related credit exposures.

Financial statements (continued)

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

When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a predetermined threshold. At 30 June 2018, the collateral held under these agreements amounted to $71 million (£54 million) (2017 – $96 million (£74 million)).

Business related credit risk

Loan, trade and other receivables exposures are managed locally in the operating units where they arise and active risk management is applied, focusing on country risk, credit limits, ongoing credit evaluation and monitoring procedures. There is no significant concentration of credit risk with respect to loans, trade and other receivables as the group has a large number of customers which are internationally dispersed.

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

The following tables provide an analysis of the anticipated contractual cash flows including interest payable for the group’s financial liabilities and derivative instruments on an undiscounted basis. Where interest payments are calculated at a floating rate, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve prevailing at the respective year ends. The gross cash flows of cross currency swaps are presented for the purposes of this table. All other derivative contracts are presented on a net basis. Financial assets and liabilities are presented gross in the consolidated balance sheet, although in practice, the group uses netting arrangements to reduce its liquidity requirements on these instruments.

Financial statements (continued)

Contractual cash flows

	Due within 1 year £ million	Due between 1 and 3 years £ million	Due between 3 and 5 years £ million	Due after 5 years £ million	Total £ million	Carrying amount at balance sheet date £ million
2018
Borrowings(i)	(1,828)	(2,055)	(2,117)	(3,950)	(9,950)	(9,902)
Interest on borrowings(i), (iii)	(341)	(472)	(382)	(1,385)	(2,580)	(100)
Finance lease capital repayments	(30)	(66)	(34)	(25)	(155)	(155)
Finance lease future interest payments	(7)	(9)	(5)	(1)	(22)	—
Trade and other financial liabilities(ii)	(3,117)	(28)	(1)	(230)	(3,376)	(3,318)

Non-derivative financial liabilities	(5,323)	(2,630)	(2,539)	(5,591)	(16,083)	(13,475)

Cross currency swaps (gross)
– Receivable	60	121	840	1,487	2,508	—
– Payable	(41)	(83)	(824)	(1,070)	(2,018)	—
Other derivative instruments (net)	(1)	(30)	(2)	5	(28)	—

Derivative instruments (iii)	18	8	14	422	462	90

2017
Borrowings(i)	(2,458)	(1,253)	(1,350)	(3,998)	(9,059)	(9,042)
Interest on borrowings(i), (iii)	(334)	(421)	(366)	(1,461)	(2,582)	(68)
Finance lease capital repayments	(26)	(74)	(41)	(42)	(183)	(183)
Finance lease future interest payments	(9)	(12)	(7)	(3)	(31)	—
Trade and other financial liabilities(ii)	(2,693)	(34)	(173)	(3)	(2,903)	(2,889)

Non-derivative financial liabilities	(5,520)	(1,794)	(1,937)	(5,507)	(14,758)	(12,182)

Cross currency swaps (gross)
– Receivable	61	122	122	2,302	2,607	—
– Payable	(41)	(82)	(82)	(1,853)	(2,058)	—
Other derivative instruments (net)	(94)	13	2	—	(79)	—

Derivative instruments (iii)	(74)	53	42	449	470	110

(i)	For the purpose of these tables above, borrowings are defined as gross borrowings excluding finance lease liabilities and fair value of derivative instruments as disclosed in note 16.
(ii)	Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.
(iii)	Carrying amount of interest on borrowings and interest on derivatives and interest on other payable is included within interest payable in note 14.

The group had available undrawn committed bank facilities as follows:

	2018 £ million	2017 £ million
Expiring within one year	788	481
Expiring between one and two years	—	900
Expiring after two years	1,864	1,219

	2,652	2,600

Financial statements (continued)

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

$900 million (£682 million) of the $3.5 billion (£2,652 million) available undrawn committed bank facilities have been ring-fenced, as a backstop to Diageo’s normal funding sources, for the cost of acquiring the shares in Sichuan Shuijingfang Company Limited until settlement is completed.

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

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow models. These models use inputs at levels 1 and 2, such as exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument’s term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities include a put option, which does not expire, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creations & Products Inc, the owner of the Zacapa rum brand, to Diageo. The liability is fair valued and as at 30 June 2018 £164 million (30 June 2017—£183 million) was recognised with changes in fair value included in retained earnings. For further information on accounting policies see note 9. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2018 because it is unknown when or if ILG will exercise the option the liability is measured as if the exercise date is on the last day of the next financial year considering forecast future performance (in prior years the potential liability also assumed a possible exercise date).

The option is sensitive to reasonably possible changes in assumptions. If the option were to be exercised two years later, the fair value of the liability would increase by approximately £30 million.

Financial statements (continued)

The group’s financial assets and liabilities measured at fair value are categorised as follows:

	2018 £ million	2017 (restated(i)) £ million
Derivative assets	217	348
Derivative liabilities	(123)	(232)

Valuation techniques based on observable market input (Level 2)	94	116

Financial assets – other	89	39
Financial liabilities – other	(164)	(183)

Valuation techniques based on unobservable market input (Level 3)	(75)	(144)

(i)	Restated to include loans and advances to associates and third parties.

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Financial liabilities - other
	2018 £ million	2017 £ million
At 1 July	(183)	(165)
Net losses included in the income statement	—	(8)
Net gains/(losses) included in exchange in other comprehensive income	3	(4)
Net gains/(losses) included in retained earnings	7	(12)
Settlement of liabilities	9	6

At 30 June	(164)	(183)

In the year ended 30 June 2018 the £50 million (30 June 2017 – £39 million) movement in financial assets – other instruments is due to additions.

There were no transfers between levels during the two years ended 30 June 2018 and 30 June 2017.

(h) Results of hedge relationships

The group targets a one-to-one hedge ratio. Strengths of the economic relationship between the hedged item and the hedging instrument is analysed on an ongoing basis. Ineffectiveness can arise from subsequent change in the forecast transactions as a result of timing, cash flows or value except when the critical terms of the hedging instrument and hedged item are closely aligned. The change in the credit risk of the hedging instruments or the hedged items is not expected to be the primary factor in the economic relationship.

Financial statements (continued)

The notional amounts, contractual maturities and rates of the hedging instruments designated in hedging relationships as of 30 June 2018 by the main risk categories are as follows:

	Notional amounts £ million	Maturity	Range of hedged rates
2018
Net investment hedges
Derivatives in net investment hedges of foreign operations	1,068	July 2018	US dollar 1.32
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	1,553	April 2023-April 2043	US dollar 1.22-1.88
Derivatives in cash flow hedge (foreign exchange risk)	1,197	September 2018-December 2019	US dollar 1.24-1.47, euro 1.06-1.18
Derivatives in cash flow hedge (commodity price risk)	30	July 2018-March 2020	Corn 152.76 - 164.17 USD/t Aluminium 2058.75-2204 USD/MT
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	3,597	July 2018-May 2028	(0.26)-3.09%
2017
Net investment hedges
Derivatives in net investment hedges of foreign operations	1,919	July 2017	US dollar 1.26-1.30, euro 1.14
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	1,577	April 2023-April 2043	US dollar 1.22-1.88
Derivatives in cash flow hedge (foreign exchange risk)	893	July 2017-Dec 2018	US dollar 1.23-1.51, euro 1.09-1.31
Derivatives in cash flow hedge (commodity price risk)	8	July 2017-June 2018	Corn 141.73 USD/t Aluminium 1912-1931 USD/ MT
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	3,305	October 2017-April 2023	0.93-2.12%

For hedges of the cash flow risk from a change in forward exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing exchange rates and recognition of interest on the related bonds will affect the income statement in each year until the related bonds mature in 2023, 2036 and 2043. Exchange retranslation and the interest on the hedged bonds in the income statement are expected to offset those on the cross currency swaps in each of the years.

In respect of cash flow hedging instruments, a loss of £57 million (2017 – £29 million loss; 2016 – £31 million gain) has been recognised in other comprehensive income due to changes in fair value. A gain of £7 million has been transferred out of other comprehensive income to other operating expenses and a loss of £6 million to other finance charges, respectively (2017 – a loss of £143 million and a gain of £42 million; 2016—a loss of £66 million and a gain of £211 million) to offset the foreign exchange impact on the underlying transactions.

For cash flow hedges of forecast transactions at 30 June 2018, based on year end interest and exchange rates, there is expected to be a loss to the income statement of £7 million in the year ending 30 June 2019 and a loss of £9 million in the year ending 30 June 2020.

For hedges, that are no longer applicable at 30 June 2018, a loss of £21 million (2017—a loss of £21 million) in respect of hedges of foreign currency borrowings is reported in reserves. There was no significant ineffectiveness on net investment and cash flow hedges during the year ended 30 June 2018.

The loss on fair value hedging instruments for the year was £12 million (2017 – a loss of £36 million) and the gain on the hedged item attributable to the hedged risk was £12 million (2017 – a gain of £43 million). At 30 June 2018 the accumulated fair value changes on the hedged items is £17 million (2017 – £5 million).

Financial statements (continued)

(i) Reconciliation of financial instruments

The table below sets out the group’s accounting classification of each class of financial assets and liabilities:

	Fair value through income statement £ million	Fair value through other comprehensive income £ million	Assets and liabilities at amortised cost £ million	Not categorised as a financial instrument £ million	Total £ million	Current £ million	Non-current £ million
2018
Other investments and loans(i)	89	—	14	2	105	—	105
Trade and other receivables	—	—	2,429	295	2,724	2,678	46
Cash and cash equivalents	—	—	874	—	874	874	—
Derivatives in fair value hedge (interest rate risk)	7	—	—	—	7	—	7
Derivatives in cash flow hedge (foreign currency debt)	160	—	—	—	160	—	160
Derivatives in cash flow hedge (foreign currency exchange risk)	9	—	—	—	9	9	—
Derivatives in net investment hedge	1	—	—	—	1	1	—
Other instruments at fair value	40	—	—	—	40	25	15

Total other financial assets	217	—	—	—	217	35	182

Total financial assets	306	—	3,317	297	3,920	3,587	333

Borrowings(ii)	—	—	(9,902)	—	(9,902)	(1,828)	(8,074)
Trade and other payables	—	—	(3,258)	(901)	(4,159)	(3,950)	(209)
Derivatives in fair value hedge (interest rate risk)	(22)	—	—	—	(22)	—	(22)
Derivatives in cash flow hedge (foreign currency debt)	(48)	—	—	—	(48)	—	(48)
Derivatives in cash flow hedge (foreign currency exchange risk)	(25)	—	—	—	(25)	(9)	(16)
Derivatives in net investment hedge	(4)	—	—	—	(4)	(4)	—
Other instruments at fair value	(188)	—	—	—	(188)	(186)	(2)
Finance leases	—	—	(155)	—	(155)	(31)	(124)

Total other financial liabilities	(287)	—	(155)	—	(442)	(230)	(212)

Total financial liabilities	(287)	—	(13,315)	(901)	(14,503)	(6,008)	(8,495)

Total net financial assets/(liabilities)	19	—	(9,998)	(604)	(10,583)	(2,421)	(8,162)

2017
Other investments and loans (iii)	39	—	17	2	58	—	58
Trade and other receivables	—	—	2,406	244	2,650	2,592	58
Cash and cash equivalents	—	—	1,191	—	1,191	1,191	—
Derivatives in cash flow hedge (foreign currency debt)	217	—	—	—	217	—	217
Derivatives in cash flow hedge (foreign currency exchange risk)	17	—	—	—	17	8	9
Derivatives in net investment hedge	49	—	—	—	49	49	—
Other instruments at fair value	65	—	—	—	65	24	41

Total other financial assets	348	—	—	—	348	81	267

Total financial assets	387	—	3,614	246	4,247	3,864	383

Borrowings(ii)	—	—	(9,042)	—	(9,042)	(2,459)	(6,583)
Trade and other payables	—	—	(2,780)	(807)	(3,587)	(3,563)	(24)
Derivatives in fair value hedge (interest rate risk)	(2)	—	—	—	(2)	(1)	(1)
Derivatives in cash flow hedge (foreign currency debt)	(24)	—	—	—	(24)	—	(24)
Derivatives in cash flow hedge (foreign currency exchange risk)	(48)	—	—	—	(48)	(47)	(1)
Derivatives in net investment hedge	(6)	—	—	—	(6)	(6)	—
Other instruments at fair value	(335)	—	—	—	(335)	(135)	(200)
Finance leases	—	—	(183)	—	(183)	(26)	(157)

Total other financial liabilities	(415)	—	(183)	—	(598)	(215)	(383)

Total financial liabilities	(415)	—	(12,005)	(807)	(13,227)	(6,237)	(6,990)

Total net financial assets/(liabilities)	(28)	—	(8,391)	(561)	(8,980)	(2,373)	(6,607)

(i)	Other investments and loans are including those in relation to associates.
(ii)	Borrowings are defined as gross borrowings excluding finance lease liabilities and the fair value of derivate instruments.
(iii)	Restated to include loans and advances to associates and third parties.

Financial statements (continued)

At 30 June 2018 and 30 June 2017, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate to fair values. At 30 June 2018 the fair value of borrowings, based on unadjusted quoted market data, was £10,304 million (2017 – £9,641 million).

(j) Capital management

The group’s management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post employment benefit liabilities) to EBITDA leverage of 2.5 – 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 – 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. For the year ended 30 June 2018 the adjusted net borrowings to adjusted EBITDA ratio was 2.2 times. For this calculation net borrowings are adjusted by post employment benefit liabilities (as at 30 June 2018 – £872 million) whilst adjusted EBITDA (year ended 30 June 2018 – £4,496 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

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

	2018 £ million	2017 £ million
Bank overdrafts	181	274
Commercial paper	98	—
Bank and other loans	300	495
Credit support obligations	54	74
US$ 1,250 million 5.75% bonds due 2017	—	962
US$ 650 million 1.125% bonds due 2018	—	499
US$ 200 million 4.85% medium term notes due 2018	—	154
€ 500 million 1.125% bonds due 2019	444	—
€ 850 million 1.125% bonds due 2019	751	—
Fair value adjustment to borrowings	—	1

Borrowings due within one year	1,828	2,459

€ 500 million 1.125% bonds due 2019	—	441
€ 850 million 1.125% bonds due 2019	—	745
US$ 696 million 4.828% bonds due 2020	508	508
US$ 500 million floating bonds due 2020	378	—
US$ 500 million 3% bonds due 2020	378	—
€ 775 million 0% bonds due 2020	685	—
US$ 1,000 million 2.875% bonds due 2022(i)	755	766
US$ 300 million 8% bonds due 2022(i)	226	229
US$ 1,350 million 2.625% bonds due 2023	1,020	1,035
US$ 500 million 3.5% bonds due 2023	377	—
€ 500 million 1.75% bonds due 2024	440	436
€ 500 million 0.5% bonds due 2024	439	—
€ 850 million 2.375% bonds due 2026	747	740
US$ 500 million 3.875% bonds due 2028	376	—
US$ 400 million 7.45% bonds due 2035(i)	303	308
US$ 600 million 5.875% bonds due 2036	450	456
US$ 500 million 4.25% bonds due 2042(i)	374	380
US$ 500 million 3.875% bonds due 2043	372	377
Bank and other loans	234	119
Fair value adjustment to borrowings	12	43

Borrowings due after one year	8,074	6,583

Total borrowings before derivative financial instruments	9,902	9,042
Fair value of foreign currency derivatives	(107)	(144)
Fair value of interest rate hedging instruments	15	2
Finance lease liabilities	155	183

Gross borrowings	9,965	9,083
Less: Cash and cash equivalents	(874)	(1,191)

Net borrowings	9,091	7,892

(i)	SEC-registered debt issued on an unsecured basis by Diageo Investment Corporation, a 100% owned finance subsidiary of Diageo plc.
(1)	The interest rates shown are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 15).
(2)	Bonds are stated net of unamortised finance costs of £60 million (2017 – £61 million; 2016 – £72 million).
(3)	Bonds are reported above at amortised cost with a fair value adjustment shown separately.
(4)	All bonds, medium term notes and commercial paper issued on an unsecured basis by the group’s 100% owned subsidiaries are fully and unconditionally guaranteed on an unsecured basis by Diageo plc.

Financial statements (continued)

Gross borrowings before derivative financial instruments are expected to mature as follows:

	2018 £ million	2017 £ million	2016 £ million
Within one year	1,828	2,459	2,058
Between one and three years	2,033	1,255	2,896
Between three and five years	2,111	1,324	537
Beyond five years	3,930	4,004	4,638

	9,902	9,042	10,129

During the year the following bonds were issued and repaid:

	2018 £ million	2017 £ million	2016 £ million
Issued
€ denominated	1,136	—	—
US$ denominated	1,476	—	—
Repaid
US$ denominated	(1,571)	(1,234)	(1,003)

	1,041	(1,234)	(1,003)

(a) Reconciliation of movement in net borrowings

	2018 £ million	2017 £ million
At beginning of the year	7,892	8,635
Net decrease/(increase) in cash and cash equivalents before exchange	185	(122)
Net increase/(decrease) in bonds and other borrowings	1,015	(820)

Change in net borrowings from cash flows	1,200	(942)
Exchange differences on net borrowings	(80)	205
Other non-cash items(i)	79	(6)

Net borrowings at end of the year	9,091	7,892

(i)	In the year ended 30 June 2018 other non-cash items are principally in respect of changes in the fair value of borrowings.

(b) Analysis of net borrowings by currency

	2018		2017
	Cash and cash equivalents £ million	Gross borrowings(i) £ million	Cash and cash equivalents £ million	Gross borrowings(i) £ million
US dollar	95	297	576	(2,492)
Euro	91	(2,505)	69	(1,965)
Sterling(ii)	38	(7,383)	51	(4,214)
Indian rupee	25	(313)	16	(405)
Chinese yuan	293	(160)	110	(30)
Kenyan shilling	16	(107)	15	(115)
Mexican peso	13	(58)	6	24
Turkish lira(ii)	105	(9)	133	(27)
Other	198	273	215	141

Total	874	(9,965)	1,191	(9,083)

(i)	Includes foreign currency forwards and swaps and finance leases.
(ii)	Includes £13 million (Sterling) and £87 million (Turkish lira) cash and cash equivalents in cash-pooling arrangements (2017 – £29 million (Sterling) and £128 million (Turkish lira)).

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

Dividends are included in the financial statements in the year in which they are approved.

(a) Allotted and fully paid share capital – ordinary shares of 28 101/108 pence each

	Number of shares million	Nominal value £ million
At 30 June 2018	2,695	780
At 30 June 2017 and 30 June 2016	2,754	797

(b) Hedging and exchange reserve

	Hedging reserve £ million	Exchange reserve £ million	Total £ million
At 30 June 2015	21	(1,173)	(1,152)
Other comprehensive income	(111)	742	631

At 30 June 2016	(90)	(431)	(521)
Other comprehensive income	69	(1)	68

At 30 June 2017	(21)	(432)	(453)
Other comprehensive income	(44)	(530)	(574)
Adoption of IFRS 9 by associate	(3)	—	(3)

At 30 June 2018	(68)	(962)	(1,030)

Financial statements (continued)

(c) Own shares

Movements in own shares

	Number of shares million	Purchase consideration £ million
At 30 June 2015	248	2,228
Share trust arrangements	(1)	(6)
Shares purchased employee share plans	2	42
Shares used to satisfy options	(5)	(75)

At 30 June 2016	244	2,189
Share trust arrangements	(3)	(32)
Shares purchased employee share plans	5	101
Shares used to satisfy options	(5)	(82)

At 30 June 2017	241	2,176
Share trust arrangements	(1)	(9)
Shares purchased employee share plans	2	66
Shares used to satisfy options	(4)	(89)
Shares purchased – share buyback programme	59	1,507
Shares cancelled	(59)	(1,507)

At 30 June 2018	238	2,144

Share trust arrangements

At 30 June 2018 the employee share trusts owned 4 million of ordinary shares in Diageo plc at a cost of £72 million and market value of £106 million (2017 – 5 million shares at a cost of £81 million, market value £107 million; 2016 – 7 million shares at a cost of £113 million, market value £155 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.

Purchase of own shares

Authorisation was given by shareholders on 20 September 2017 to purchase a maximum of 251,773,000 shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 19 December 2018, if earlier.

During the year ended 30 June 2018, as part of the employee share schemes, the company purchased 2.5 million ordinary shares, nominal value of £1 million (2017 – 5 million ordinary shares, nominal value of £1 million; 2016 – 2 million ordinary shares, nominal value of £1 million), representing approximately 0.1% (2017 – 0.2%; 2016 – 0.1%) of the issued ordinary share capital (excluding treasury shares).

Shares were either directly granted to employees as part of employee share schemes or held as treasury shares and used to hedge share scheme grants to employees during the course of the year. The consideration paid for purchase of own shares was £66 million (excluding expenses) in the year ended 30 June 2018.

In addition, in the year ended 30 June 2018 the group purchased 58.9 million ordinary shares (representing approximately 2.1% of the issued ordinary share capital) at an average price of £25.43 per share, and an aggregate cost of £1,507 million, including £9 million of transaction costs, under a share buyback programme. The shares purchased under the share buyback programme were cancelled.

Financial statements (continued)

The monthly breakdown of all shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2018 were as follows:

Calendar month	Number of shares purchased under share buyback programme	Total number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
September 2017	5,379,511	7,918,187	2521	243,854,813
October 2017	8,287,168	8,287,168	2535	235,567,645
November 2017	8,168,860	8,168,860	2587	227,398,785
December 2017	6,903,910	6,903,910	2638	220,494,875
January 2018	8,822,763	8,822,763	2628	211,672,112
February 2018	20,146,596	20,146,596	2474	191,525,516
March 2018	1,234,920	1,234,920	2491	190,290,596

Total	58,943,728	61,482,404	2544	190,290,596

(d) Dividends

	2018 £ million	2017 £ million	2016 £ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2017
38.5 pence per share (2016 – 36.6 pence; 2015 – 34.9 pence)	968	920	876
Interim dividend for the year ended 30 June 2018
24.9 pence per share (2017 – 23.7 pence; 2016 – 22.6 pence)	613	595	567

	1,581	1,515	1,443

The proposed final dividend of £1,004 million (40.4 pence per share) for the year ended 30 June 2018 was approved by the Board of Directors on 25 July 2018. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

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

Financial statements (continued)

Summarised financial information for USL, Ketel One and others, after fair value adjustments on acquisition, and the amounts attributable to non-controlling interests are as follows:

	2018			2017	2016
	USL £ million	Ketel One and others £ million	Total £ million	Total £ million	Total £ million
Income statement				1
Sales	3,075	1,851	4,926	4,844	4,023
Net sales	981	1,450	2,431	2,412	2,138
Profit for the year	47	197	244	229	251
Other comprehensive (loss)/income(i)	(130)	(33)	(163)	116	399

Total comprehensive (loss)/income	(83)	164	81	345	650

Attributable to non-controlling interests	(36)	89	53	148	290

Balance sheet
Non-current assets(ii)	2,223	2,750	4,973	4,975	4,825
Current assets	653	731	1,384	1,222	1,188
Non-current liabilities	(509)	(916)	(1,425)	(1,327)	(1,339)
Current liabilities	(572)	(611)	(1,183)	(1,199)	(1,193)
Net assets	1,795	1,954	3,749	3,671	3,481

Attributable to non-controlling interests	788	977	1,765	1,715	1,650

Cash flow
Net cash inflow from operating activities	83	251	334	355	245
Net cash (outflow)/inflow from investing activities	(8)	(128)	(136)	(86)	17
Net cash outflow from financing activities	(70)	(94)	(164)	(172)	(212)

Net increase in cash and cash equivalents	5	29	34	97	50
Exchange differences	(1)	(1)	(2)	(3)	(1)
Dividends payable to non-controlling interests	—	(101)	(101)	(83)	(101)

(i)	Other comprehensive income is principally in respect of exchange on translating the subsidiaries to sterling.
(ii)

Ketel One includes the global distribution rights to distribute Ketel One vodka products throughout the world. The carrying value of the distribution rights at 30 June 2018 was £1,363 million (2017 – £1,385 million; 2016 – £1,354 million).

(1) In the year ended 30 June 2018 a rights issue was completed by Guinness Nigeria (GN) where Diageo’s controlling equity share in GN increased from 54.32% to 58.02%. The transaction resulted in a credit of £31 million to non-controlling interests and a charge of £5 million to retained earnings.

(2) In the year ended 30 June 2018 an agreement was concluded with the minority shareholders of Serengeti Breweries Limited (SBL), a subsidiary of EABL, where an intercompany liability was forgiven and the non-controlling interest in SBL was reduced from 68.53% to 60.76%. The transaction resulted in a net charge to retained earnings of £72 million.

(f) Employee share compensation

The group uses a number of share award and option plans to grant to its directors and employees.

The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2018 is as follows:

	2018 £ million	2017 £ million	2016 £ million
Executive share award plans	33	28	24
Executive share option plans	3	3	3
Savings plans	3	3	2

	39	34	29

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

Performance shares under the DLTIP (previously PSP) are subject to the achievement of three equally weighted performance tests: 1) compound annual growth in profit before exceptional items over three years; 2) compound annual growth in organic net sales over three years; 3) cumulative free cash flow over a three-year period, measured at constant exchange rates. Shares awarded under the Diageo Performance Incentive plan (DPI) in September 2016 are subject to the achievement of two equally weighted performance tests over the three-year performance period. These were: 1) compound annual growth in organic net sales over three years; and 2) productivity savings over three years, with an assessment of line manager performance as an underpin. Performance share options under the DLTIP (previously SESOP) are subject to the achievement of two equally weighted performance tests: 1) a comparison of Diageo’s three-year TSR with a peer group; 2) compound annual growth in profit before exceptional items over three years. Performance measures and targets are set annually by the Remuneration Committee. The vesting range is 20% or 25% (for Executive Directors and for other participants respectively) for achieving minimum performance targets, up to 100% for achieving the maximum target level. Retesting of the performance condition is not permitted.

For performance shares under the DLTIP (previously PSP) dividends are accrued on awards and are given to participants to the extent that the awards actually vest at the end of the performance period. Dividends are normally paid out in the form of shares.

For the three years ended 30 June 2018, the calculation of the fair value of each share award used the Monte Carlo pricing model and the following assumptions:

	2018	2017	2016
Risk free interest rate	0.3%	0.1%	1.0%
Expected life of the awards	37 months	36 months	37 months
Dividend yield	2.6%	3.0%	3.2%
Weighted average share price	2573 p	2130 p	1737 p
Weighted average fair value of awards granted in the year	1761 p	1427 p	1058 p
Number of awards granted in the year	2.3 million	3.6 million	3.1 million
Fair value of all awards granted in the year	£41 million	£51 million	£33 million

Transactions on schemes

Transactions on the executive share award plans for the three years ended 30 June 2018 were as follows:

	2018 Number of awards million	2017 Number of awards million	2016 Number of awards million
Balance outstanding at 1 July	7.9	7.2	7.6
Granted	2.3	3.6	3.1
Exercised/awarded	(0.7)	(1.3)	(1.6)
Forfeited/expired	(1.7)	(1.6)	(1.9)

Balance outstanding at 30 June	7.8	7.9	7.2

Financial statements (continued)

At 30 June 2018, 4.4 million executive share options were exercisable at a weighted average exercise price of 1621 pence.

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

Critical accounting judgements

Judgement is necessary in assessing the likelihood that a claim will succeed, or a liability will arise, and an estimate to quantify the possible range of any settlement. Due to the inherent uncertainty in this evaluation process, actual losses may be different from the liability originally estimated. The group may be involved in legal proceedings in respect of which it is not possible to make a reliable estimate of any expected settlement, if any. In such cases appropriate disclosure is provided but no provision is made and no contingent liability is quantified.

(a) Guarantees and related matters

As of 30 June 2018, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction

On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in United Spirits Limited (USL) for a total consideration of INR 31.3 billion (£349 million), including 10,141,437 shares (6.98%) from UBHL. The SPA was signed on 9 November 2012 and was part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Through a series of further transactions, as of 2 July 2014, Diageo had a 54.78% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

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

Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the December 2013 Order). Following the December 2013 Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the December 2013 Order.

Financial statements (continued)

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

(c) Continuing matters relating to the resignation of Dr Vijay Mallya from USL and USL internal inquiries

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

Diageo’s agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£53 million) to Dr Mallya over a five year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his USL-related appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The February 2016 Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify (i) Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£96 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya), and (ii) Diageo Finance plc in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited. $40 million (£28 million) of the $75 million (£53 million) amount was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£5 million) a year over five years, subject to and conditional on Dr Mallya’s compliance with certain terms of the agreement. While the first two instalments of $7 million (£5 million) each would have become due on 25 February 2017 and 25 February 2018, respectively, owing to various reasons (including breaches committed by Dr Mallya and certain persons connected with him of several provisions of the February 2016 Agreement and agreements of the same date between Dr Mallya and USL), Diageo believes that it was not liable to pay such amount, and is very unlikely to become liable to pay any future instalments, to Dr Mallya. By notice to Dr Mallya and certain persons connected with him on 24 February 2017, 3 November 2017 and 23 February 2018, Diageo and other group companies have demanded from Dr Mallya the repayment of $40 million (£28 million) which was paid by Diageo on 25 February 2016, and also sought compensation from him for various losses incurred by the relevant members of the

Financial statements (continued)

Diageo group on account of the breaches committed by him and certain persons connected with him. On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to certain of the matters specified in the notices of 24 February 2017 and 3 November 2017. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya and two companies affiliated with Dr Mallya (Watson and Continental Administration Services Limited (CASL)) for in excess of $142 million (£105 million) (plus interest) in relation to Watson’s liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. These additional claims are described in paragraph (d) below. Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to such claims and the additional claims on 12 March 2018, and Dr Mallya also filed a counterclaim for payment of the two $7 million (£5 million) instalment payments withheld by Diageo as described above. Diageo intends to continue to prosecute its claims and to defend the counterclaims.

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

As stated in USL’s previous announcement, the Additional Inquiry revealed further instances of actual or potential fund diversions from USL and its Indian and overseas subsidiaries to, in most cases, Indian and overseas entities in which Dr Mallya appears to have a material direct or indirect interest, as well as other potentially improper transactions involving USL and its Indian and overseas subsidiaries.

In connection with the matters identified by the Additional Inquiry, USL has, pursuant to a detailed review of each case of such fund diversion and after obtaining expert legal advice, where appropriate, filed civil suits for recovery of funds from certain parties, including Dr Mallya, before the relevant courts in India.

The amounts identified in the Additional Inquiry have been previously provided for or expensed in the financial statements of USL or its subsidiaries for prior periods. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other continuing matters relating to Dr Mallya and affiliates

DHN issued a conditional backstop guarantee on 2 August 2013 to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the Guarantee Agreement). The guarantee was in respect of the liabilities of Watson, a company affiliated with Dr Mallya, under a $135 million (£92 million) facility from Standard Chartered (the Facility Agreement). The Guarantee Agreement was entered into as part of the arrangements put in place and announced at the closing of the USL transaction on 4 July 2013.

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

Watson remains liable for all amounts paid by DHN under the guarantee. Under the guarantee documentation with Standard Chartered, DHN is entitled to the benefit of the underlying security package for the loan, including: (a) certain shares in United Breweries Limited (UBL) held solely by Dr Mallya and certain other shares in UBL held by Dr Mallya jointly with his son Sidhartha Mallya, (b) Watson’s interest in Orange India Holdings S.a.r.l. (Orange), the joint venture that owns the Force India Formula One (F1) team, and (c) the shareholding in Watson.

Financial statements (continued)

Aspects of the security package are the subject of various proceedings in India in which third parties are alleging and asserting prior rights to certain assets comprised in the security package or otherwise seeking to restrain enforcement against certain assets by Standard Chartered and/or DHN. These proceedings are ongoing and DHN will continue to vigorously pursue these matters as part of its efforts for enforcement of the underlying security and recovery of outstanding amounts. Diageo believes that the existence of any prior rights or dispute in relation to the security would be in breach of representations and warranties given by Dr Mallya to Standard Chartered at the time the security was granted and further believes that certain actions taken by Dr Mallya in relation to the proceedings described above also breached his obligations to Standard Chartered.

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

In addition to the Indian proceedings just described, certain of the assets comprised in the security package may also be affected by a worldwide freezing order of the English High Court granted on 24 November 2017 and continued on 8 December 2017 and 8 May 2018 in respect of the assets of Dr Mallya.The agreement with Dr Mallya referenced in paragraph (c) above does not impact the security package, which, as described above, includes shares in UBL and Watson’s interest in Orange, the joint venture that owns the Force India F1 team. Watson remains liable for all amounts paid pursuant to the guarantee and DHN has the benefit of a counterindemnity from Watson in respect of payments in connection with the guarantee. The various security providers, including Dr Mallya and Watson, acknowledged in the February 2016 Agreement referred to in paragraph (c) above that DHN is entitled to the benefit of the security package underlying the Standard Chartered facility and have also undertaken to take all necessary actions in that regard. Further, Diageo believes that the existence of any prior rights or disputes in relation to the security package would be in breach of certain confirmations given to Diageo and DHN pursuant to that agreement by Dr Mallya, Watson and certain connected persons.

On 16 November 2017, DHN commenced various claims in the English High Court for, in aggregate, in excess of $142 million (£105 million) (plus interest) in relation to these matters, including the following: (i) a claim against Watson for $141 million (£96 million) (plus interest) under Watson’s counter-indemnity to DHN in respect of payments made by DHN to Standard Chartered under the guarantee referred to above; (ii) a claim against Dr Mallya and Sidhartha Mallya under various agreements creating or relating to the security package referred to above for (A) not less than $1.8 million (£1 million), being the costs incurred to date in the various Indian proceedings referred to above (plus interest), and (B) damages of $141 million (£96 million), being DHN’s loss as a result of those Indian proceedings which currently prevent enforcement of the security over shares in UBL (plus interest); and (iii) a claim against CASL, as a co-surety with DHN of Watson’s obligations under the Facility Agreement, for 50% of the difference between the amount claimed under (i) above and the amount (if any) that DHN is in fact able to recover from Watson, Dr Mallya and/or Sidhartha Mallya. As noted in paragraph (c), Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims on 12 March 2018. As stated in paragraph (c), DHN and Diageo intends to continue to prosecute these claims.

(e) Regulatory notices in relation to USL

Following USL’s earlier updates concerning the Initial Inquiry as well as in relation to the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement, USL and Diageo have received various notices from Indian regulatory authorities, including the Ministry of Corporate Affairs, Serious Fraud Investigation Office, National Stock Exchange, Income Tax Department, Enforcement Directorate, Securities and Exchange Board of India (SEBI), Bangalore police, Central Excise Intelligence and the Institute of Chartered Accountants of India. Diageo and USL are cooperating fully with the authorities in relation to these matters.

Diageo and USL have also received notices from SEBI requesting information in relation to, and explanation of the reasons for, the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement as well as, in the case of USL, in relation to the Initial Inquiry and the Additional Inquiry, and, in the case of Diageo, whether such arrangements with Dr Mallya or the Watson backstop guarantee arrangements referred to in paragraphs (c) and (d) above were part of agreements previously made with

Financial statements (continued)

Dr Mallya at the time of the Original USL Transaction announced on 9 November 2012 and the open offer made as part of the Original USL Transaction. Diageo and USL have complied with such information requests and Diageo has confirmed that, consistent with prior disclosures, the Watson backstop guarantee arrangements and the matters described in the 25 February 2016 announcement were not the subject of any earlier agreement with Dr Mallya. In respect of the Watson backstop guarantee arrangements, SEBI issued a further notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo is clear that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore believes the decision in the SEBI notice to be misconceived and wrong in law and appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo’s appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo’s earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT’s order, Diageo has made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI.

Diageo has also responded to a show cause notice dated 12 May 2017 from SEBI arising out of the correspondence in relation to the matters described in the 25 February 2016 announcement and made its further submissions in the matter, including at a personal hearing before a Whole Time Member of SEBI.

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

(g) Tax

The international tax environment has received increased attention and seen rapid change over recent years, both at a US and European level, and by international bodies such as the Organisation for Economic Cooperation and Development (OECD). Against this backdrop, Diageo has been monitoring developments and continue to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.

In October 2017, the European Commission opened a state aid investigation into the Group Financing Exemption in the UK controlled foreign company rules. The Group Financing Exemption was introduced in legislation by the British government in 2013. In common with other UK-based international companies whose arrangements are in line with current UK CFC legislation, Diageo may be affected by the outcome of this investigation. Diageo is monitoring developments. If the preliminary findings of the European Commission’s investigation into the UK legislation are upheld, Diageo calculates its maximum potential liability to be approximately £250 million. Based on its current assessment, Diageo believes that no provision is required in respect of this issue.

During the year ended 30 June 2018, Diageo reached agreement with HM Revenue & Customs in the United Kingdom in respect of transfer pricing and related issues. See note 7 (Taxation) for further information.

Financial statements (continued)

Diageo has also been in discussions with the French Tax Authorities over the deductibility of certain interest costs. During the year the French Tax Authorities issued assessments denying tax relief for interest costs incurred in the periods ended 30 June 2011 to 30 June 2017. Diageo believes that the interest costs are deductible and accordingly is challenging the assessments from the French Tax Authorities. Including interest and penalties, the exposure for the periods ended 30 June 2011 to 30 June 2018 is approximately €241 million (£214 million). Based on its current assessment, Diageo believes that no provision is required in respect of this issue.

(h) Other

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

19. Commitments

(a) Capital commitments

Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at £161 million (2017 – £84 million; 2016 – £87 million).

On 10 July 2018 Diageo launched a partial tender offer to increase its aggregate equity stake in Sichuan Shuijingfang Company Limited (SJF). See note 22 for details of the commitment made for the acquisition of the additional equity shares in SJF.

(b) Operating lease commitments

The minimum lease rentals to be paid under non-cancellable leases, principally in respect of properties, are as follows:

	2018 £ million	2017 £ million
Payments falling due:
Within one year	100	95
Between one and two years	70	72
Between two and three years	48	52
Between three and four years	32	40
Between four and five years	20	28
After five years	42	51

	312	338

There are no significant leases for which contingent rent is payable, nor any that have purchase options, escalation clauses or restrictions. Certain of the operating leases have renewal clauses which are at fair market value.

20. Related party transactions

Transactions between the group and its related parties are made on terms equivalent to those that prevail in arm’s length transactions.

Financial statements (continued)

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

Transactions and balances with associates and joint ventures are set out in the table below:

	2018 £ million	2017 restated(i) £ million	2016 restated(i) £ million
Income statement items
Sales	10	10	31
Purchases	29	32	36
Balance sheet items
Group payables	3	4	5
Group receivables	2	1	2
Loans payable	6	6	6
Loans receivable	59	31	21
Cash flow items
Loans and equity contributions, net	37	14	—

(i)	Comparatives for loans receivable from associates and joint ventures were restated to include advances to associates that are convertible to equity.

Other disclosures in respect of associates and joint ventures are included in note 6.

(c) Key management personnel

The key management of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary. They are listed under ‘Board of Directors and Company Secretary’ and ‘Executive Committee’.

	2018 £ million	2017 £ million	2016 £ million
Salaries and short term employee benefits	10	10	11
Annual incentive plan	10	9	9
Non-Executive Directors’ fees	1	1	1
Share-based payments(i)	15	9	7
Post employment benefits	2	2	2
Termination benefits	—	2	2

	38	33	32

(i)	Time-apportioned fair value of unvested options and share awards.

Non-Executive Directors do not receive share-based payments or post employment benefits. Details of the individual Directors’ remuneration are given in ’Single total figure of remuneration for Executive Directors’ and ’Non-Executive Directors’ remuneration’ in the Directors’ remuneration report.

Financial statements (continued)

(d) Pension plans

The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was £14 million (2017 – £15 million; 2016 – £16 million).

(e) Directors’ remuneration

	2018 £ million	2017 £ million	2016 £ million
Salaries and short term employee benefits	2	2	2
Annual incentive plan	3	3	2
Non-Executive Directors’ fees	1	1	1
Share option exercises(i)	—	2	—
Shares vesting(i)	1	4	5
Post employment benefits(ii)	1	1	1

	8	13	11

(i)	Gains on options realised in the year and the benefit from share awards, calculated by using the share price applicable on the date of exercise of the share options and release of the awards.
(ii)	Includes a cash allowance in lieu of pension contributions.

Details of the individual Directors’ remuneration are given in ’Single total figure of remuneration for Executive Directors’ and ’Non-Executive Directors’ remuneration’ in the Directors’ remuneration report.

Financial statements (continued)

21. Principal group companies

The companies listed below include those which principally affect the profits and assets of the group. The operating companies listed below may carry on the business described in the countries listed in conjunction with their subsidiaries and other group companies.

	Country of incorporation	Country of operation	Percentage of equity owned(i)	Business description

Subsidiaries

Diageo Ireland	Republic of Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks

Diageo Great Britain Limited	England	Great Britain	100%	Marketing and distribution of premium drinks

Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks

Diageo Brands B.V.	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks

Diageo North America, Inc.	United States	Worldwide	100%	Production, importing, marketing and distribution of premium drinks

United Spirits Limited(ii)	India	India	54.78%	Production, importing, marketing and distribution of premium drinks

Diageo Capital plc(iii)	Scotland	United Kingdom	100%	Financing company for the group

Diageo Finance plc(iii)	England	United Kingdom	100%	Financing company for the group

Diageo Investment Corporation	United States	United States	100%	Financing company for the US group

Mey İçki Sanayi ve Ticaret A.Ş.	Turkey	Turkey	100%	Production, marketing and distribution of premium drinks

Associates

Moët Hennessy, SAS(iv)	France	France	34%	Production, marketing and distribution of premium drinks

(i)	All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.
(ii)	Percentage ownership excludes 2.38% owned by the USL Benefit Trust.
(iii)	Directly owned by Diageo plc.
(iv)	French limited liability company.

(1)	Diageo Finance B.V. (Netherlands) is a wholly owned finance subsidiary of the group. As at 30 June 2018, there were no outstanding securities issued by Diageo Finance B.V.

Financial statements (continued)

22. Post balance sheet events

Offer for shares in Sichuan Shuijingfang Company Limited (SJF)

On 10 July 2018 Diageo launched a partial tender offer to increase its aggregate equity stake in SJF from 39.71% to up to a maximum of 60%. The price per share offered is RMB62.00 per share (adjusted for any dividend distribution by SJF during the tender offer period) and gives all non Diageo shareholders the opportunity to elect to sell their shares in SJF to Diageo up to 11 August 2018. During the tender offer period a dividend of RMB6.2 for every 10 SJF shares held was declared and therefore the offer price was reduced to RMB61.38 per share. The maximum possible consideration to reach 60% of the equity in SJF is RMB6,146 million (£703 million), of which RMB1,229 million (£141 million) was deposited in escrow with the Chinese regulatory authorities on 3 July 2018. $900 million (£682 million) of the $3.5 billion (£2,652 million) available undrawn committed bank facilities have been ring-fenced, as a backstop to Diageo’s normal funding sources, for the cost of acquiring the shares in SJF until settlement is completed.

Share buyback

On 26 July 2018 the Board approved a new share buyback programme to return up to £2.0 billion to shareholders during the year ending 30 June 2019.

Unaudited computation of ratio of earnings to fixed charges

	Year ended 30 June
	2018 £ million	2017 £ million	2016 £ million	2015 £ million	2014 £ million
Earnings
Income before taxes on income, non-controlling interests and discontinued operations	3,740	3,559	2,858	2,933	2,711
Less: Capitalised interest	(2)	—	—	(2)	(4)
Less: Share of after tax results of associates and joint ventures	(309)	(309)	(221)	(175)	(252)
Add: Dividends income received from associates	159	223	173	183	228
Add: Fixed charges	541	603	623	697	671

	4,129	4,076	3,433	3,636	3,354

Fixed charges
Finance charges (i)	503	564	589	656	629
Add: Interest capitalised	2	—	—	2	4
Add: One third of rental expense	36	39	34	39	38

	541	603	623	697	671

	ratio	ratio	ratio	ratio	ratio
Ratio	7.6	6.8	5.5	5.2	5.0

(i)

Interest payable and other finance charges for the year ended 30 June 2018 includes a £62 million charge (2017 – £67 million; 2016 – £91 million; 2015 – £55 million; 2014 – £117 million) in respect of fair value adjustments to the group’s derivative instruments.

Additional information for shareholders

Legal proceedings

Information on the legal proceedings is set out in note 18 to the consolidated financial statements.

Related party transactions

Transactions with other related parties are disclosed in note 20 to the consolidated financial statements.

Share capital

Major shareholders

At 27 July 2018, the following substantial interests (3% or more) in the company’s ordinary share capital (voting securities) had been notified to the company.

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital (excluding treasury shares)	Date of notification of interest
BlackRock Investment Management (UK) Limited (indirect holding)(i)	147,296,928	5.89%	3 December 2009
Capital Research and Management Company (indirect holding)	124,653,096	4.99%	28 April 2009

(i)

On 30 January 2018, Blackrock Inc. filed an Amendment to Schedule 13G with the SEC in respect of the calendar year ended 31 December 2017 reporting that 188,023,976 ordinary shares representing 7.6% of the issued ordinary share capital were beneficially owned by BlackRock Inc. and its subsidiaries (including BlackRock Investment Management (UK) Limited).

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

As at the close of business on 27 July 2018, 413,027,814 ordinary shares, including those held through ADSs, were held by approximately 2,750 holders (including ADR holders) with registered addresses in the United States, representing approximately 16.78% of the outstanding ordinary shares (excluding treasury shares). At such date, 103,081,025 ADSs were held by 2,422 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet or Guinness Group ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

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

Additional information for shareholders (continued)

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

	Per ordinary share		Per ADS
	High pence	Low pence	High $	Low $
Year ended 30 June
2014	2137	1768	132.74	115.83
2015	2023	1710	130.41	108.58
2016	2087	1640	121.62	100.98
2017	2390	1957	123.48	99.95
2018	2786	2248	148.57	118.28
Three months ended
September 2016	2225	2066	116.99	110.91
December 2016	2268	1957	116.38	99.95
March 2017	2328	2099	116.68	104.27
June 2017	2390	2202	123.48	113.76
September 2017	2594	2248	137.35	118.28
December 2017	2725	2466	146.03	131.03
March 2018	2687	2355	146.12	132.08
June 2018	2786	2385	148.57	133.67
2018 monthly
January	2687	2527	146.12	141.85
February	2520	2408	143.40	134.73
March	2464	2355	136.63	132.08
April	2589	2385	142.93	133.67
May	2763	2606	146.52	140.48
June	2786	2682	148.57	142.17
July	2884	2705	151.08	142.12

The information in respect of the month of July is for the period up to and including 27 July 2018. At close of business on 27 July 2018, the market prices for ordinary shares and ADSs were 2836 pence and $148.27 respectively.

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

Under the contractual arrangements with the Depositary, Diageo has received approximately $2.6 million arising out of fees charged in respect of dividends paid during the year and a fixed contribution to the company’s ADR programme costs. These payments are received for expenses associated with non-deal road shows, third party investor relations consultant fees and expenses, Diageo’s cost for administration of the ADR programme not absorbed by the Depositary and related activities (e.g. expenses associated with the annual general meeting), travel expenses to attend training and seminars, exchange listing fees, legal fees, auditing fees and expenses, the Securities and Exchange Commission (SEC) filing fees, expenses related to Diageo’s compliance with US securities law and regulations (including, without limitation, the Sarbanes-Oxley Act) and other expenses incurred by Diageo in relation to the ADR programme.

Articles of association

The company is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307.

The following description summarises certain provisions of Diageo’s articles of association (as adopted by special resolution at the Annual General Meeting on 14 October 2009) and applicable English law concerning companies (the Companies Acts), in each case as at 27 July 2018. This summary is qualified in its entirety by reference to the Companies Acts and Diageo’s articles of association.

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

Additional information for shareholders (continued)

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

Additional information for shareholders (continued)

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

Repurchase of shares

Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo’s issued share capital. Diageo currently has shareholder authority to buy back up to 251,773,000 ordinary shares during the period up to the next Annual General Meeting. The minimum price which must be paid for such shares is 28 101/108 pence and the maximum price is the higher of (a) 5% above the average market value of Diageo’s ordinary shares for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased and (b) the higher of the price of the last independent trade and the highest current independent purchase bid on the trading venue where the purchase is carried out.

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

Additional information for shareholders (continued)

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

It does not purport to be a complete technical analysis or a listing of all potential tax effects relevant to the ownership of the ordinary shares and ADSs. This section does not apply to any holder who is subject to special rules, including:

•	a dealer in securities or foreign currency;
•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
•	a tax-exempt organisation;
•	a life insurance company;
•	a person liable for alternative minimum tax;
•	a person that actually or constructively owns 10% or more of the combined voting power of voting stock of Diageo or of the total value of stock of Diageo;
•	a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction;
•	a person that holds ordinary shares or ADSs as part of a wash sale for tax purposes; or
•	a US holder (as defined below) whose functional currency is not the US dollar.

If an entity or arrangement treated as a partnership for US federal income tax purposes holds ordinary shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding ordinary shares or ADSs should consult its tax advisor with regard to the US federal income tax treatment of an investment in ordinary shares or ADSs.

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

Additional information for shareholders (continued)

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

The dividend must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the United States and will generally be ‘passive’ income for purposes of computing the foreign tax credit allowable to a US holder. The amount of the dividend distribution that must be included in income of a US holder will be the US dollar value of the pounds sterling payments made, determined at the spot pounds sterling/US dollar foreign exchange rate on the date the dividend distribution is included in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as capital gain. However, Diageo does not expect to calculate earnings and profits in accordance with US federal income tax principles. Accordingly, a US holder should expect to generally treat distributions Diageo makes as dividends.

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

Warning to shareholders – share fraud

Please beware of the share fraud of ‘boiler room’ scams, where shareholders are called ‘out of the blue’ by fraudsters (sometimes claiming to represent Diageo) attempting to obtain money or property dishonestly. Further information is available in the investor section of Diageo’s website (www.diageo.com) but in short, if in doubt, obtain appropriate professional advice before making any investment decision.

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

4.2	Service Agreement, dated 7 May 2013, between Diageo plc, Diageo North America, Inc. and Ivan Menezes (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 12 August 2013).
4.3	Letter of Agreement, dated 19 July 2007, between Diageo plc and Dr Franz B. Humer (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.4	Form of Service Agreement for Diageo plc’s executives in the United Kingdom, dated as of 1 July 2006 (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 17 September 2007).
4.5	Form of Service Agreement for Diageo plc’s executives in the United States, dated as of 1 July 2006 (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 17 September 2007).
4.6	Form of Service Agreement for Diageo plc’s executives in the United Kingdom, in use as of July 2015 (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 11 August 2015).
4.7	Form of Service Agreement for Diageo plc’s executives in the United States, in use as of July 2015 (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 11 August 2015).
4.8	Diageo 2010 Sharesave Plan, dated 14 October 2010 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-169934) filed with the Securities and Exchange Commission on 14 October 2010).
4.9	Diageo 2001 Share Incentive Plan, dated 14 October 2010 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-169934) filed with the Securities and Exchange Commission on 14 October 2010).
4.10	Rules of the Diageo plc 2009 International Share Match Plan, dated 14 October 2010 (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-169934) filed with the Securities and Exchange Commission on 14 October 2010).
4.11	Diageo plc 2009 Executive Long Term Incentive Plan, dated 14 October 2009 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-162490) filed with the Securities and Exchange Commission on 15 September 2009).
4.12	Diageo plc 2009 Discretionary Incentive Plan, dated 14 October 2009 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-162490) filed with the Securities and Exchange Commission on 15 September 2009).
4.13	Diageo plc 2008 Performance Share Plan, dated as of 15 October 2008 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-154338) filed with the Securities and Exchange Commission on 16 October 2008).
4.14	Diageo plc 2008 Senior Executive Share Option Plan, dated as of 15 October 2008 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-154338) filed with the Securities and Exchange Commission on 16 October 2008).
4.15	Diageo plc Senior Executive Share Option Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.16	Diageo plc Executive Share Option Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.17	Diageo plc Associated Companies Share Option Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).

Additional information for shareholders (continued)

4.18	Diageo plc Long Term Incentive Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).

4.19	Diageo plc 1998 United States Employee Stock Purchase Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.20	Diageo plc 2007 United States Employee Stock Purchase Plan, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.21	Diageo plc UK Sharesave Scheme 2000, dated as of 26 August 2008 (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.22	Addendum to Form of Service Agreement for Diageo plc’s executives in the United States (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).
4.23	Diageo plc Associated Companies Share Incentive Plan, dated as of 23 August 2011 (incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 5 September 2012).
4.24	Diageo plc Long Term Incentive Plan, dated as of 18 September 2014 (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-206290) filed with the Securities and Exchange Commission on 11 August 2015).
4.25	Letter of Agreement, dated 12 May 2016, between Diageo plc and Mr. Javier Ferrán (incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 9 August 2016).
4.26	Diageo plc Share Value Plan, dated as of 20 September 2017 (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-223071) filed with the Securities and Exchange Commission on 16 February 2018).
6.1	Description of earnings per share (included in the section ‘How we measure performance: Key performance indicators’ on pages 25 and pages 26 of this Annual Report on Form 20-F).
7.1	Description of unaudited computation of ratio of earnings to fixed charges (included on page 283 of this Annual Report on Form 20-F).
8.1	Principal group companies (included in note 21 to the consolidated financial statements on page 281 of this Annual Report on Form 20-F).
12.1	Certification of Ivan Menezes filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Kathryn Mikells filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of Ivan Menezes furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
13.2	Certification of Kathryn Mikells furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

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

DIAGEO plc
(REGISTRANT)

/s/ Kathryn Mikells
Name: Kathryn Mikells

Title: Chief Financial Officer

6 August 2018

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