Form 20-F/A
period 2018-06-30
DIAGEO PLC
filed 2018-08-15
CIK 835403

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 30 June 2018

Commission file number 1-10691

DIAGEO plc

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organisation)

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Address of principal executive offices)

Siobhan Moriarty, Company Secretary

Tel: +44 20 8978 6000

E-mail: the.cosec@diageo.com

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares Ordinary shares of 28 101/108 pence each 2.875% Guaranteed Notes due 2022 8.000% Guaranteed Notes due 2022 7.450% Guaranteed Notes due 2035 4.250% Guaranteed Notes due 2042	New York Stock Exchange New York Stock Exchange(i) New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended June 30, 2018, originally filed with the Securities and Exchange Commission on August 6, 2018 (the “2018 Form 20-F”), is being filed solely for the purposes of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101 was not previously filed.

Other than as expressly set forth above, this Amendment No. 1 to the 2018 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2018 Form 20-F, or reflect any events that have occurred after the 2018 Form 20-F was originally filed.

EXHIBIT INDEX

Exhibit	Description

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorised the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

Date: August 15, 2018	DIAGEO plc

(Registrant)

	By	/s/ James Edmunds
James Edmunds (Deputy Company Secretary)